Form 20-F
period 2012-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2013-04-26
CIK 1504764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2012
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
Jorge Adrián Rincón
Chief Legal Counsel
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
Preferred shares: 4,929,744,329
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes      ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☒  Yes     ☐  No
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
☐  Yes      ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17     ☒   Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes   ☒  No

GRUPO AVAL ACCIONES Y VALORES S.A.

__________________

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso,” “pesos” or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars,” “dollars” or “ U.S.$” are to United States dollars. See “Item 3. Key Information—A. Selected financial data—Exchange rates” for information regarding exchange rates for the Colombian currency. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in Colombian pesos as of a specified date at the then prevailing exchange rate may result in presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of Ps 1,768.23 per U.S.$1.00, which corresponds to the representative market rate calculated on December 31, 2012. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 15, 2013, the representative market rate was Ps 1,827.79 per U.S.$1.00.

Definitions

In this annual report, unless otherwise indicated or the context otherwise requires, the terms:

•	“Grupo Aval,” “we,” “us,” “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;

•	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A. and their respective consolidated subsidiaries;

•	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;

•	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;

•	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;

•	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

•	“BAC Credomatic” or “BAC” means BAC Credomatic Inc. and its consolidated subsidiaries;

•	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;

•	“Grupo Aval Limited” means our wholly-owned finance subsidiary, Grupo Aval Limited;

•	“Grupo Aval International Limited” means our wholly-owned finance subsidiary, Grupo Aval International Limited;

•	“Horizonte” means BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A.;

•	“LB Panama” means Leasing Bogotá S.A., Panama and its consolidated subsidiaries; and

•	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary.

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

Unless noted otherwise, references in this annual report to beneficial ownership are calculated pursuant to the SEC’s definition of beneficial ownership contained in Form 20-F for foreign private issuers. In Form 20-F, the term

“beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person is also considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

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

Our consolidated financial statements at December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010, have been audited, as stated in the report appearing herein, and are included in this annual report and referred to as our audited consolidated financial statements. We have prepared these financial statements and other financial data included herein in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this annual report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries (which are the basis for our own consolidated financial statements) are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented semi-annually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page. Please see “Item 10. Additional Information––F. Dividends and paying agents—Dividend policy” for a discussion of the main differences between Colombian Banking GAAP and Colombian GAAP. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we have filed this annual report with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

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

BAC Credomatic acquisition

On July 15, 2010, we entered into a stock purchase agreement with GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation (collectively, “GE Capital”), to acquire all of the outstanding shares of BAC Credomatic, a company incorporated under the laws of the British Virgin Islands, for U.S.$1.92 billion, subject to certain adjustments. BAC Credomatic is a Central American banking group. We completed the acquisition on December 9, 2010. See “Item 4. Information on the Company––B. Business overview––BAC Credomatic.”

As a consequence of our acquisition of BAC Credomatic, our results of operations for the years ended December 31, 2011 and 2010 may not be comparable with each other and with other periods. As permitted by the Superintendency of Finance, we have included the one-month period ended December 31, 2010 of BAC Credomatic financial data in our consolidated results of operations for the year ended December 31, 2010.

In this annual report, we present certain financial information for BAC Credomatic on a stand-alone basis in accordance with U.S. GAAP. When comparing financial information of BAC Credomatic to other Grupo Aval subsidiaries, we present LB Panama results, prepared under Colombian Banking GAAP, to disclose financial information pertaining to BAC Credomatic in this annual report. LB Panama acquired BAC Credomatic and consolidates its operations under Colombian Banking GAAP. At December 31, 2012, LB Panama had Ps 1,786.2 billion of goodwill associated with the BAC Credomatic acquisition and Ps 477.4 billion of indebtedness that it incurred to finance, in part, the BAC Credomatic acquisition. Goodwill amortization and interest expense associated with the BAC Credomatic acquisition for the year ended December 31, 2012 were Ps 52.3 billion and Ps 19.2 billion, respectively.

Market share and other information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications. We have presented this data on the basis of information from third-party sources that we believe are reliable, including, among others, the International Monetary Fund, or “IMF,” the Superintendency of Finance, the Colombian Stock Exchange, the Colombian National Bureau of Statistics (Departamento Administrativo Nacional de Estadística), or “DANE,” and the World Bank Development Indicators. Industry and government publications, including those referenced herein, generally state that the information presented has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Unless otherwise indicated, gross domestic product, or “GDP,” figures with respect to Colombia in this annual report are based on the 2005 base year data series published by DANE. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. We, do not make any representation or warranty as to the accuracy of such information.

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

Banks, financing companies and finance corporations are deemed credit institutions by the Superintendency of Finance and are the principal institutions authorized to accept deposits and make loans in Colombia. Banks undertake traditional deposit-taking and lending activities. Financing companies place funds in circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations. Finance corporations invest directly in the economy and thus are the only credit institutions that may invest in non-financial sectors. Banks are permitted to invest in finance corporations. See “Item 4. Information on the Company––B. Business overview––Supervision and regulation.” In Colombia, we operate four banks, one financing company  and one finance corporation, and our market share is determined by comparing our banks to other banks reporting their results to the Superintendency of Finance; however, if market share data, including financing companies and finance corporations is considered, our market shares would generally be lower than in a bank-only comparison, and the gaps between our market shares and those of our competitors would be smaller, but our market leadership in most market categories would be unaffected. We consider our principal competitors in Colombia to be Bancolombia S.A., or “Bancolombia,” Banco Davivienda S.A., or “Davivienda,” and Banco Bilbao Vizcaya Argentaria Colombia S.A., or “BBVA Colombia,” which are the three leading banking groups in Colombia after Grupo Aval. Porvenir’s, our pension and severance fund administrator, principal competitors are Administradora de Fondos de Pensiones y Cesantías Protección S.A., or “Protección,” Horizonte (acquired by Grupo Aval subsidiaries on April 18, 2013) Colfondos S.A. Pensiones y Cesantías, or “Colfondos” (in the process of being acquired by Scotiabank) ING Administradora de Fondos de Pensiones y Cesantía S.A., or “ING” ( merged by absorption into Protección on December 31, 2012) and Skandia Administradora de Fondos de Pensiones y Cesantías S.A., or “Skandia.” Corficolombiana, our merchant bank, is a financial corporation, and our principal competitors are Banca de Inversión, Bancolombia S.A., J.P. Morgan Corporación Financiera S.A. and BNP Paribas Colombia Corporación Financiera S.A. We consider the following banking groups with operations in El Salvador, Guatemala, Costa Rica, Nicaragua, Honduras and Guatemala to be our principal competitors in those countries: Banco Industrial, Scotiabank, G&T Continental, Citibank and Bancolombia (in the process of acquiring Banco Agromercantil in Guatemala and HSBC Bank (Panama) S.A.).

Other conventions

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic summation of the figures that precede them. References to “billions” in this annual report are to 1,000,000,000s and to “trillions” are to 1,000,000,000,000s.

“Minority interest” and “non-controlling interest” both refer to the participation of minority shareholders in Grupo Aval or our subsidiaries, as applicable.

FORWARD-LOOKING STATEMENTS

 This annual report contains estimates and forward-looking statements, principally in “Item 3. Key Information—D. Risk factors,” “Item 4. Information on the Company—B. Business overview” and “Item 5. Operating and Financial Review and Prospects.” Some of the matters discussed concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Securities Act and the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in Colombian, Central American, regional and international business and economic, political or other conditions;

•	developments affecting Colombian, Central American and international capital and financial markets;

•	government regulation and tax matters and developments affecting our company and industry;

•	increases in defaults by our customers;

•	increases in goodwill impairment losses;

•	decreases in deposits, customer loss or revenue loss;

•	increases in provisions for contingent liabilities;

•	our ability to sustain or improve our financial performance;

•	increases in inflation rates;

•	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;

•	decreases in the spread between investment yields and implied interest rates in annuities;

•	movements in exchange rates;

•	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;

•	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;

•	decreases in our level of capitalization;

•	changes in market values of Colombian and Central American securities, particularly Colombian government securities;

•	adverse legal or regulatory disputes or proceedings;

•	internal security issues affecting countries where we will operate and natural disasters;

•	loss of key members of our senior management; and

•	other risk factors as set forth under “Item 3. Key Information––D. Risk factors.”

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

The following financial data of Grupo Aval at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from the audited consolidated financial statements prepared in accordance with Colombian Banking GAAP included in this annual report. The selected financial data at December 31, 2009 and 2008, and for the years ended December 31, 2009 and 2008 have been derived from our audited consolidated financial statements prepared in accordance with Colombian Banking GAAP that are not included in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes and “Presentation of Financial and Other Information,” and “Item 5. Operating and Financial Review and Prospects” included in this annual report.

Statement of income data

	Grupo Aval
	For the year ended December 31,
	2012	2012	2011	2010	2009	2008
	(in U.S.$ millions, except per share information) (1)	(In Ps billions, unless otherwise indicated)
Colombian Banking GAAP
Operating income:
Net interest income	3,568.7	6,310.3	5,468.9	4,628.8	4,826.0	3,715.3
Total provisions (reversals), net	(518.8)	(917.3)	(416.3)	(1,026.9)	(887.6)	(713.5)
Total fees and other services income, net	1,347.1	2,382.0	2,234.4	1,617.7	1,583.5	1,393.9
Total other operating income	500.9	885.7	958.0	785.5	684.1	612.5
Total operating income	4,897.9	8,660.6	8,244.9	6,005.1	6,205.9	5,008.2
Total operating expenses	(2,997.2)	(5,299.5)	(4,932.9)	(3,520.0)	(3,292.4)	(3,027.9)
Net operating income	1,900.7	3,361.1	3,312.0	2,485.1	2,913.5	1,980.3

	Grupo Aval
	For the year ended December 31,
	2012	2012	2011	2010	2009	2008
	(in U.S.$ millions, except per share information) (1)	(In Ps billions, unless otherwise indicated)
Non-operating income (expense):
Other income	349.8	618.5	320.7	364.6	367.4	290.3
Other expense	(96.4)	(170.4)	(124.5)	(187.6)	(299.7)	(164.9)
Total non-operating income (expense), net	253.4	448.1	196.2	176.9	67.7	125.4
Income before income tax expense and non-controlling interest	2,154.2	3,809.2	3,508.2	2,662.1	2,981.2	2,105.8
Income tax expense	(775.8)	(1,371.7)	(1,136.7)	(831.0)	(864.3)	(677.3)
Income before non-controlling interest	1,378.4	2,437.4	2,371.5	1,831.1	2,116.9	1,428.4
Non-controlling interest	(515.2)	(911.1)	(1,080.2)	(874.2)	(1,051.5)	(671.3)
Net income attributable to Grupo Aval shareholders	863.2	1,526.4	1,291.2	956.9	1,065.4	757.1

Earnings per 1,000 shares (basic and diluted earnings):
Common and preferred shares (pesos)	–	82,277.2	79,184.3	68,621.0	76,448.0	54,368.0
Common and preferred shares (U.S. dollars) (1)	–	46.5	40.8	35.9	37.4	24.2
Dividends and interest on capital per 1,000 shares (2):
Common and preferred shares (pesos)	–	49,200.0	48,465.3	37,800.0	33,240.0	30,000.0
Common and preferred shares (U.S. dollars) (1)	–	27.8	24.9	19.7	16.3	13.4
Weighted average number of common and preferred fully paid shares outstanding (basic and diluted):
Outstanding shares	–	18,551,766.5	16,306,613.4	13,943,980.7	13,935,966.1	13,925,515.2
U.S. GAAP (3)
Net income attributable to controlling interest under U.S. GAAP	–	1,564.5	885.3	965.3	934.5	807.1
Basic and diluted net income per 1,000 shares
Outstanding shares (pesos)	–	84,330.3	54,293.4	69,228.4	67,060.2	57,956.8
Outstanding shares (U.S. dollars) (1)	–	47.7	27.9	36.2	32.8	25.8

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2012 of Ps 1,768.23 per U.S.$1.00.

(2)
Dividends are declared semi-annually in March (for the six-month period ended December 31 of the previous year) and September (for the six-month period ended June 30 of the current year) of each year. We do not declare dividends on a quarterly basis.

(3)	See note 30 to our audited consolidated financial statements included in this annual report for reconciliations to U.S. GAAP.

Balance sheet data

	Grupo Aval
	At December 31,
	2012	2012	2011	2010	2009	2008
Colombian Banking GAAP	(in U.S.$ millions, unless otherwise indicated) (1)	(In Ps billions, unless otherwise indicated)
Assets:
Total cash and cash equivalents	7,577.5	13,398.9	11,698.6	9,682.6	7,370.9	6,621.3
Total investment securities, net	13,174.6	23,295.8	18,975.2	19,174.9	16,587.3	11,427.7
Total loans and financial leases, net	43,820.0	77,483.8	67,641.2	56,439.7	40,015.6	38,518.3
Total interest accrued on loans and financial leases, net	404.9	716.0	583.5	448.2	406.1	556.0
Bankers’ acceptances, spot transactions and derivatives	256.9	454.3	418.8	306.9	78.8	87.8
Accounts receivable, net	1,018.5	1,800.9	1,612.9	1,337.3	783.1	751.2
Property, plant and equipment, net	1,015.1	1,794.9	1,761.3	1,643.7	1,096.5	956.7
Operating leases, net	212.5	375.7	323.2	263.9	282.5	255.7
Foreclosed assets, net	52.0	92.0	77.8	85.5	48.0	42.6

	Grupo Aval
	At December 31,
	2012	2012	2011	2010	2009	2008
Colombian Banking GAAP	(in U.S.$ millions, unless otherwise indicated) (1)	(In Ps billions, unless otherwise indicated)
Assets:
Prepaid expenses and deferred charges	1,109.4	1,961.7	1,956.2	920.7	611.6	521.1
Goodwill, net	1,607.6	2,842.5	3,110.7	3,031.4	1,020.1	1,064.0
Other assets, net	638.3	1,128.6	1,072.6	912.0	769.5	697.6
Reappraisal of assets	1,310.8	2,317.8	2,269.7	2,062.5	1,923.1	1,580.0
Total assets	72,198.1	127,663.0	111,501.9	96,309.3	70,993.1	63,079.9

Liabilities:
Total deposits	46,070.5	81,463.3	71,007.6	63,669.3	49,348.5	45,050.8
Bankers’ acceptances and derivatives financial instruments	231.9	410.0	469.0	309.3	41.6	64.9
Interbank borrowings and overnight funds	2,916.2	5,156.5	3,225.1	2,477.4	2,753.7	794.8
Borrowings from banks and others	5,870.8	10,380.9	11,437.8	10,491.2	3,854.9	5,048.4
Accounts payable	1,699.6	3,005.3	3,093.9	2,243.5	1,518.5	1,568.6
Accrued interest payable	268.5	474.8	313.0	247.4	269.1	381.5
Other liabilities	961.7	1,700.6	1,447.8	1,291.9	950.7	856.1
Long-term debt (bonds)	5,524.7	9,769.0	6,566.2	5,952.4	3,422.2	2,320.3
Estimated liabilities	459.1	811.7	855.3	596.9	711.6	593.6
Non-controlling interest	3,058.3	5,407.7	4,927.0	4,475.5	4,038.0	3,191.1
Total liabilities	67,061.3	118,579.9	103,342.7	91,754.7	66,908.8	59,870.1
Shareholders’ equity:
Subscribed and paid-in capital:
Common shares	10.5	18.6	18.6	13.9	13.9	13.9
Additional paid-in capital	2,076.5	3,671.7	3,671.1	647.4	647.4	637.9
Retained earnings:	–
Appropriated	1,646.5	2,911.3	2,332.0	1,930.3	1,266.0	878.5
Unappropriated	455.2	804.9	669.0	483.3	679.7	441.0
Equity surplus:	–
Equity inflation adjustments	370.2	654.6	741.9	742.1	743.2	746.7
Unrealized gains (losses) on investment securities available for sale	44.2	78.2	(293.0)	29.7	18.3	(90.3)
Reappraisal of assets	533.7	943.8	1,019.6	707.8	715.7	581.9
Total shareholders’ equity	5,136.8	9,083.1	8,159.1	4,554.6	4,084.3	3,209.7
Total liabilities and shareholders’ equity	72,198.1	127,663.0	111,501.9	96,309.3	70,993.1	63,079.9

U.S. GAAP (2)
Controlling interest shareholders’ equity under U.S. GAAP	4,101.7	7,252.7	6,466.7	3,949.5	3,285.7	2,563.2
Controlling interest shareholders’ equity under U.S. GAAP per 1,000 shares	221,093.7	390,944.4	396,567.6	283,242.4	235,770.8	184,061.6

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2012 of Ps 1,768.23 per U.S.$1.00.

(2)	See note 30 to our audited consolidated financial statements included in this annual report for reconciliations to U.S. GAAP.

Other financial and operating data

	Grupo Aval
	At and for the year ended December 31,
Colombian Banking GAAP	2012	2011	2010	2009	2008
	(in percentages, unless otherwise indicated)
Profitability ratios:
Net interest margin (1)	6.5	6.5	7.2	8.8	7.8
ROAA (2)	2.0	2.3	2.2	3.2	2.4
ROAE (3)	17.7	20.3	22.2	29.2	25.4
Efficiency ratio:
Operating expenses before depreciation and amortization / total operating income before net provisions (4)	51.3	52.7	46.6	42.9	49.0

	Grupo Aval
	At and for the year ended December 31,
Colombian Banking GAAP	2012	2011	2010	2009	2008
	(in percentages, unless otherwise indicated)
Capital ratios:
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.4	11.7	9.4	11.4	10.1
Tangible equity ratio (5)	9.3	9.2	6.4	10.1	8.6
Credit quality data:
Non-performing loans as a percentage of total loans (6)	1.6	1.6	1.9	2.7	2.4
Delinquency ratio past due more than 30 days	2.3	2.2	2.7	3.6	3.6
“C,” “D” and “E” loans as a percentage of total loans (7)	3.3	3.2	3.9	4.8	4.0
Allowance for loans as a percentage of non-performing loans	194.3	200.6	194.0	169.3	170.1
Allowance for loans as a percentage of past due loans	139.2	150.0	139.1	124.5	112.9
Allowance for loans as a percentage of “C,” “D” and “E” loans	95.6	103.8	96.2	94.1	100.5
Allowance for loans as a percentage of total loans	3.2	3.3	3.7	4.5	4.0
Operational data (in units):
Number of customers of the banks (8)	10,345,695	9,596,694	8,700,266	6,532,302	6,209,746
Number of employees	59,406	54,463	53,485	36,976	35,510
Number of branches (9)	1,545	1,491	1,438	1,180	1,142
Number of ATMs (9)	4,328	3,835	3,518	2,340	2,160

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.

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

If average assets were calculated using monthly consolidated information, rather than the average at the beginning and end of an annual period, our ROAA would be: 2.1%, 2.3% and 2.4% for the periods ended December 31, 2012, 2011 and 2010.

(3)
For the years ended December 31, ROAE is calculated as net income divided by average shareholders’ equity (shareholders’ equity at the end of the period plus shareholders’ equity at the end of the prior period, divided by two).

If average shareholders’ equity were calculated using monthly consolidated information, rather than the average at the beginning and end of such period, our ROAE would be as follows: 17.8%, 23.8% and 23.3% for the periods ended December 31, 2012, 2011 and 2010. There was no significant effect to shareholders’ equity at December 31, 2010 resulting from the BAC Credomatic transaction.

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

(7)	See “Item 4. Information on the Company—B. Business overview—Selected statistical data—Loan portfolio—Risk categories.”

(8)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

(9)	Reflects aggregated number of branches or ATMs, as applicable, in Colombia and Central America.

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

ROAA and ROAE

We believe ROAA, which is calculated as net income before non-controlling interest divided by average assets, provides a more meaningful measure of return on assets than a calculation based on net income over average assets because, although non-controlling interests affect the amount of reported net income attributable to Grupo Aval’s shareholders, they do not affect the profitability of assets. We believe ROAE, which is calculated as net income divided by average shareholders’ equity, provides a meaningful measure of the return generated for our shareholders.

The following table illustrates ROAA and ROAE for our banking subsidiaries, Grupo Aval (consolidated) and our principal competitors, for the periods listed below.

	Year ended December 31,
	2012	2011	2010
	(in Ps billions, except where otherwise indicated)
Banco de Bogotá:
Average assets(1)	74,658	64,078	47,911
Average equity(2)	7,324	5,382	3,679
Net income	1,326	1,146	915
Net income divided by average assets	1.8%	1.8%	1.9%
Non-controlling interest	426	530	483
ROAA(1)	2.3%	2.6%	2.9%
ROAE(2)	18.1%	21.3%	24.9%
Non-controlling interest divided by income before non-controlling interest	24.3%	31.6%	34.6%
Banco de Occidente:
Average assets(1)	23,509	20,409	18,356
Average equity(2)	3,236	2,799	2,263
Net income	520	432	386
Net income divided by average assets	2.2%	2.1%	2.1%
Non-controlling interest	2	2	2
ROAA(1)	2.2%	2.1%	2.1%
ROAE(2)	16.1%	15.4%	17.1%
Non-controlling interest divided by income before non-controlling interest	0.4%	0.4%	0.5%
Banco Popular:
Average assets(1)	14,690	13,487	11,937
Average equity(2)	2,024	1,789	1,516
Net income	378	372	362
Net income divided by average assets	2.6%	2.8%	3.0%
Non-controlling interest	4	5	4
ROAA(1)	2.6%	2.8%	3.1%
ROAE(2)	18.7%	20.8%	23.8%
Non-controlling interest divided by income before non-controlling interest	1.0%	1.3%	1.0%

	Year ended December 31,
	2012	2011	2010
	(in Ps billions, except where otherwise indicated)
Banco AV Villas:
Average assets(1)	8,269	7,288	6,504
Average equity(2)	1,033	886	786
Net income	172	165	144
Net income divided by average assets	2.1%	2.3%	2.2%
Non-controlling interest	0	0	0
ROAA(1)	2.1%	2.3%	2.2%
ROAE(2)	16.7%	18.6%	18.4%
Non-controlling interest divided by income before non-controlling interest	0.1%	0.1%	0.3%
Grupo Aval (consolidated):
Average assets(1)	119,582	103,906	83,651
Average equity(2)	8,621	6,357	4,319
Net income	1,526	1,291	957
Net income divided by average assets	1.3%	1.2%	1.1%
Non-controlling interest	911	1,080	874
ROAA(1)	2.0%	2.3%	2.2%
ROAE(2)	17.7%	20.3%	22.2%
Non-controlling interest divided by income before non-controlling interest	37.4%	45.6%	47.7%
Bancolombia:
Average assets(1)	91,690	76,779	64,980
Average equity(2)	10,300	8,470	7,490
Net income	1,702	1,664	1,436
Net income divided by average assets	1.9%	2.2%	2.2%
Non-controlling interest	6	11	13
ROAA(1)	1.9%	2.2%	2.2%
ROAE(2)	16.5%	19.6%	19.2%
Non-controlling interest divided by income before non-controlling interest	0.3%	0.7%	0.9%
Davivienda:
Average assets(1)	41,890	33,134	27,884
Average equity(2)	5,063	4,182	3,133
Net income	696	630	579
Net income divided by average assets	1.7%	1.9%	2.1%
Non-controlling interest(4)	8	8	6
ROAA(1)	1.7%	1.9%	2.1%
ROAE(2)	13.7%	15.1%	18.5%
Non-controlling interest divided by income before non-controlling interest(4)	1.1%	1.2%	1.0%

	Year ended December 31,
	2012	2011	2010
	(in Ps billions, except where otherwise indicated)
BBVA Colombia:
Average assets(1)	28,324	24,103	20,559
Average equity(2)	2,711	2,409	2,138
Net income	454	486	424
Net income divided by average assets	1.6%	2.0%	2.1%
Non-controlling interest	2	1	1
ROAA(1)	1.6%	2.0%	2.1%
ROAE(2)	16.7%	20.2%	19.8%
Non-controlling interest divided by income before non-controlling interest	0.3%	0.2%	0.2%

Source: Company calculations based on Grupo Aval’s and each bank’s consolidated financial statements for the period indicated.

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

The following table illustrates ROAA and ROAE using monthly consolidated information for average assets and equity for Grupo Aval for the periods indicated.

	Year ended December 31,
	2012	2011	2010
	(in Ps billions, except where otherwise indicated)
Grupo Aval (consolidated):
Average assets(1)	118,210.0	102,576.0	76,622.5
Average equity(2)	8,580.2	5,429.8	4,112.7
Net income	1,526.4	1,291.2	956.9
Net income divided by average assets	1.3%	1.3%	1.2%
Non-controlling interest	911.1	1,080.2	874.2
ROAA(1)	2.1%	2.3%	2.4%
ROAE(2)	17.8%	23.8%	23.3%
Non-controlling interest divided by income before non-controlling interest	37.4%	45.6%	47.7%

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

	Year ended December 31, 2012
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas
	(in Ps billions)
Average assets (1)	73,426.0	23,004.0	15,126.8	8,305.5
Average equity (2)	7,269.8	3,172.2	2,026.0	996.2
Net income	1,326.0	520.3	377.9	172.3
Net income divided by average assets	1.8%	2.3%	2.5%	2.1%
Non-controlling interest	425.6	2.0	3.8	0.2
ROAA(1)	2.4%	2.3%	2.5%	2.1%
ROAE(2)	18.2%	16.4%	18.7%	17.3%
Non-controlling interest divided by income before non-controlling interest	24.3%	0.4%	1.0%	0.1%

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

Efficiency ratio

The following table illustrates the efficiency ratio of our banking subsidiaries, Grupo Aval and our principal competitors at December 31, 2012.

	At December 31, 2012
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in Ps billions)
Total operating expenses	3,199	937	669	456	5,300	4,162	2,164	1,173
Depreciation	117	133	24	22	297	320	113	46
Goodwill amortizations	74	1	–	–	93	46	140	155
Operating expenses before depreciation and amortization	3,008	803	645	434	4,910	3,797	1,912	973
Total operating income	5,555	1,621	1,162	690	8,661	6,296	3,040	-
Provisions, net	515	224	91	88	917	1,111	854	-
Operating income before provisions	6,070	1,845	1,252	778	9,578	7,407	3,894	2,015
Efficiency ratio (1)	49.6%	43.5%	51.5%	55.8%	51.3%	51.3%	49.1%	48.3%

(1)	Efficiency ratio is calculated as operating expenses before depreciation and amortization divided by operating income before net provisions.

Tangible equity ratio

The following table illustrates the tangible equity ratio of our subsidiaries, the aggregate of our subsidiaries, Grupo Aval and our principal competitors at December 31, 2012.

	At December 31, 2012
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia (2)
	(in Ps billions)
Shareholders' equity	7,802	3,458	2,164	1,132	14,556	9,083	11,607	5,331	2,857
Non-controlling interest	2,663	9	60	4	2,735	5,408	81	97	6
Total assets	80,506	24,837	15,129	8,920	129,393	127,663	97,916	47,122	30,539
Shareholders' equity + Non-controlling interest / Assets	13.0%	14.0%	14.7%	12.7%	13.4%	11.4%	11.9%	11.5%	9.4%
Goodwill	2,411	24	–	–	2,435	2,843	571	1,135	312
Shareholders' equity + Non-controlling interest – Goodwill	8,054	3,442	2,224	1,136	14,856	11,648	11,117	4,293	2,551
Total assets – Goodwill	78,095	24,813	15,129	8,920	126,958	124,820	97,345	45,987	30,227
Tangible equity ratio (1)	10.3%	13.9%	14.7%	12.7%	11.7%	9.3%	11.4%	9.3%	8.4%

(1)	Tangible equity ratio is calculated as shareholders' equity plus non-controlling interest minus goodwill, divided by total assets minus goodwill.

Exchange rates

The Colombian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of pesos by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Superintendency of Finance calculates the representative market rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including certain of our banking subsidiaries, for the purchase and sale of U.S. dollars. On April 15, 2013, the representative market rate was Ps 1,827.79 per U.S.$1.00, and on December 31, 2012, the representative market rate was Ps 1,768.23 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos/U.S. dollars.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of peso per U.S. dollar	Low	High
Month:
November 2012	1,814.21	1,831.25
December 2012	1,768.23	1,813.73
January 2013	1,758.45	1,779.84
February 2013	1,775.65	1,818.54
March 2013	1,797.28	1,832.20
April 2012 (through April 15, 2013)	1,813.11	1,832.20

Source: Superintendency of Finance.

The following table presents the average peso/ U.S. dollar representative market rate for each of the five most recent years, calculated by using the average of the exchange rates on the last day of each month during the period, and the representative year-end market rate for each of the five most recent years.

Peso/ U.S.$1.00 representative market rate	Average	Year-end
Period:
2008	1,989.35	2,243.59
2009	2,180.19	2,044.23
2010	1,902.50	1,913.98
2011	1,854.02	1,942.70
2012	1,798.73	1,768.23

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

Pension funds, such as those managed by Porvenir, are global investors and thus are affected by regional and global economic factors. Lower economic growth of Colombia’s major trading partners or a contagion effect in the region or globally may lead to lower pension fund returns, which may, in turn, result in decreases in assets under management and impair our businesses or financial condition. In recent years, pension fund returns have been subject to increased volatility in international financial markets. Foreign investments represented 13.5% and 11.1%, respectively, of Porvenir’s total assets under management at December 31, 2012 and 2011.

The recent global economic and financial crisis, which began in the U.S. financial system and spread to different economic sectors and countries around the world, has had negative effects on the Colombian economy and the economies of Central American countries. During 2009, the economies of the United States and some European countries contracted, which, in turn, affected the Colombian and Central American economies. Although there have recently been signs of recovery in the global economy, this recovery may be fragile and also may reflect temporary benefits from government stimulus programs that may not be sustained. Moreover, in recent months, several European Union members have been obliged to reduce their public expenditures due to their high indebtedness rates, which has negatively affected the Eurozone’s economy. The ability of certain countries, such as Greece, Italy, Portugal, Spain and Cyprus, and companies in those countries and in the Eurozone to repay their debt obligations remains uncertain. In addition, certain events, such as the outbreak of civil and political unrest in several countries in Africa and the Middle East, including Bahrain, Egypt, the Ivory Coast, Libya, Syria and Tunisia, might further strain and affect the global economy and the global financial system.

Even though exports from Colombia have grown at an accelerated rate in recent years, commodity prices fluctuations pose a significant challenge to their sustainability. Unemployment continues to be high in Colombia compared to other economies in Latin America. Furthermore, recent political and economic actions in the Latin American region, including actions taken by the Argentine government, may negatively affect the perception of the region. We cannot assure you that growth achieved over the past decade by the Colombian economy will continue in future periods. A reversal of the rate of growth of the Colombian economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. All this could in turn lead to decreased demand for borrowings in general.

The long-term effects of the global economic and financial crisis on the international financial system remain uncertain. In addition, the effect on consumer confidence of any actual or perceived deterioration of household incomes in the Colombian or Central American economies may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Even though the Colombian government’s “democratic security” program has reduced guerilla and criminal activity, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative effect on the Colombian economy and on us, including our customers, employees, results of operations and financial condition. The Colombian government commenced peace talks with the FARC in August 2012. Current peace negotiations between the Colombian government and the FARC may indirectly result in agreements that are adverse to our interests or that result in an increase of our tax burden.

Tensions with Venezuela, Ecuador and Nicaragua may affect the Colombian economy and, consequently, our results of operations and financial condition.

Diplomatic relations with Venezuela and Ecuador, two of Colombia’s main trading partners, have from time to time been tense and affected by events surrounding the Colombian armed forces combat of the FARC throughout Colombia, particularly on Colombia’s borders with Venezuela or Ecuador.

On November 19, 2012, the International Court of Justice placed a sizeable area of the Caribbean Sea within Nicaragua’s exclusive economic zone, that until then had been deemed by Colombia as part of its own exclusive economic zone. A worsening of diplomatic relations between Colombia and Nicaragua could result in the Nicaraguan government taking measures, or a reaction among the Nicaraguan public, which is detrimental to Colombian-owned interests in that country, including those owned by us through BAC Credomatic.

Any future deterioration in relations with Venezuela, Ecuador and Nicaragua may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Government policies and actions, and judicial decisions, in Colombia could significantly affect the local economy and, as a result, our results of operations and financial condition.

Our results of operations and financial condition may be adversely affected by changes in Colombian governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia. The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies, including us. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that negatively affect us. Future governmental policies and actions, or judicial decisions, could adversely affect our results of operations or financial condition.

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

On December 26, 2012, the Colombian Congress approved a number of tax reforms. These changes include, among others, VAT rate consolidation, a reduction in corporate income tax, changes to transfer pricing rules, the creation of a new corporate income tax to pay for health, education and family care issues, modifications to the individual income tax rules, new “thin capitalization” rules and a reduction of social contributions paid by certain employees. The implementation of such tax reforms requires further administrative regulation. Although as of the date of this annual report we cannot estimate the full impact of these recent tax reforms on our Colombian operations, they are expected to have a negative impact on the business of our pension fund manager subsidiary, as they impose more burdensome conditions for obtaining tax deductions for contributions made to the voluntary pension funds. Considering our banking operations, there can be no assurance that the implementation of the tax reforms will not have an adverse impact on our revenues in Colombia.

Natural disasters in Colombia could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters in Colombia, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. Heavy rains in Colombia, attributable in part to the La Niña weather pattern, have resulted in severe flooding and mudslides. La Niña is a recurring weather phenomenon, and it may contribute to flooding, mudslides or other natural disasters on an equal or greater scale in the future. In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year.

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

Our banking subsidiaries make loans that are secured by collateral, including real estate and other assets that are generally located in Colombia and the countries where we operate. The value of collateral may significantly fluctuate or decline due to factors beyond our control, including, for example, economic and political conditions in the country. At December 31, 2012, 37.6% of our total past due loans (including our foreign operations) were secured. An economic slowdown may lead to a downturn in the Colombian or Central American real estate market, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

On July 12, 2012, the Colombian Congress enacted Law 1564, which provides insolvency protection for non-merchant individuals. Under the new insolvency regulation, which came into effect on October 1, 2012, once a non-merchant individual has ceased paying his or her debts, that individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with its creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. The law also provides for increased debtor protections, including an automatic stay for a maximum of 90 days. A perception that loans to individuals may be difficult or impossible to recover could cause our banking subsidiaries to enhance credit requirements and result in decreased lending to individuals by making it more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to this new insolvency law could have an adverse effect on our results of operations and financial condition.

Any failure of risk management processes, including credit and market risk, could materially and adversely affect our banking businesses, results of operations and financial condition.

Credit risk is a principal risk inherent in the business of our banks. Although we have groupwide risk management guidelines, each bank is responsible for its own risk management. Each bank’s policies and procedures, which are designed to identify, monitor and manage risk, may prove to be insufficient. Furthermore, our banks may not be able to upgrade, on a timely basis, risk management systems. For example, the risk management systems utilize an internal credit rating system to assess the risk profile of each customer. As this process involves detailed analyses of the customer’s credit risk, taking into account quantitative and qualitative factors, it is necessarily subject to human error. Due to limitations in the availability of information and the developing information infrastructure in Colombia, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. Personnel of our banking subsidiaries may fail to detect risks before they occur, or may not effectively implement their risk management systems, which may increase exposure to credit risk. As a result, any failure by our banking subsidiaries to effectively implement or consistently follow or refine risk management systems may result in higher risk exposures for our banking subsidiaries, which could materially and adversely affect our results of operations and financial condition.

Declines in the value of our banks’ sovereign debt securities portfolios could have an adverse effect on our results of operations.

Our banks’ debt securities portfolio primarily consists of sovereign debt securities, mainly securities issued or guaranteed by the Colombian government. LB Panama’s debt securities portfolios primarily consist of private issuers of corporate debt securities. We are exposed to significant credit, market and liquidity risks associated with sovereign debt. At December 31, 2012 and December 31, 2011, debt securities represented 15.4% and 14.6%, respectively, of our consolidated total assets, and approximately 58.2% and 64.0%, respectively, of these securities were issued or backed by the Colombian government. A significant decline in the value of these government securities could materially and adversely affect our debt securities portfolio and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company––B. Business overview––Supervision and regulation—Mandatory investments.”

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

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, that together represented approximately  67.8% and 67.7% of consolidated total liabilities at December 31, 2012 and 2011, respectively. Because our banking subsidiaries rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate and money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition.

Default by one or more of our largest borrowers could adversely affect our results of operations and financial condition.

The aggregate outstanding loans to our banks’ ten largest borrowers represented 5.9% of our consolidated total loan portfolio at December 31, 2012. Default on loans by one or more of these borrowers may adversely affect our results of operations and financial condition.

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

The credit card industry is highly competitive and entails significant risks, including the possibility of over-indebtedness of customers, which could have a material adverse effect on us.

The credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk, medium- and high-income customers.

The credit card industry is characterized by higher consumer default than other credit industries, and defaults are highly correlated with macroeconomic indicators that are beyond our control. Part of our current growth strategy is to increase volume and number of cards in the credit card portfolio, at the same or a higher rate than the market, which may increase our exposure to risk in our loan portfolio. If Colombian and Central American economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us.

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

Our Colombian banks, as well as Porvenir and Corficolombiana, are subject to regulation and supervision by Colombian financial authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our subsidiaries’ organization and operations, including, for example, the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by Colombian banks. Failure to comply with applicable regulations could subject our banking subsidiaries to fines or sanctions or even revocation of licenses or permits to operate their businesses. In the event that any of these subsidiaries encounters significant financial problems, is in danger of insolvency or becomes insolvent, or is otherwise not deemed to be viable, the financial authorities would have broad powers to intervene in their management and operations, including by suspending or removing management and, in extreme circumstances, putting our banks, Porvenir and Corficolombiana, into conservatorship or receivership or taking control of our banks, Porvenir and

Corficolombiana. Grupo Aval is required, as an issuer of securities in Colombia, to submit information to the Superintendency of Finance and comply with corporate governance requirements; however, we are not regulated as a financial institution or as a bank holding company, and we are not required to comply with capital adequacy regulations applicable to banks and other financial institutions. We may, however, become subject to more stringent regulation in the event that our status as a non-financial entity is not maintained by Colombian authorities in the future.

We may face legal and other challenges to maximizing revenue from credit card fees and other fees from customers.

As part of their credit card business, our banks face risks relating to the pricing of fees and commissions charged to merchants (merchant discounts) and the pricing of bank interchange fees charged by issuer banks to acquiring banks. Banks and card processors in Colombia have been subject to administrative investigations regarding the fees and commissions that are charged to the merchants by the acquiring banks and in respect to the banking interchange fees.

In the past, the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio) has conducted investigations on the practices of Asociación Gremial de Instituciones Financieras Credibanco (Visa franchisee in Colombia) and Redeban Multicolor S.A. (MasterCard franchisee in Colombia), the entities chosen by most Colombian banks to manage the credit card system in Colombia, relating to alleged price fixing agreements among Colombian banks relating to fees and commissions charged to merchants. The Superintendency of Industry and Commerce has also conducted investigations into certain Colombian banks in the past, including our Colombian banking subsidiaries, for alleged price fixing of bank interchange fees charged during the period from May 2007 to October 2008.

Although we have not been subject to any fine or penalty as a result of these investigations, it is possible that similar investigations be carried out by the relevant authorities in the future resulting in a decrease of the fees charged to merchants and bank interchange fees could decrease, which could also lead to changes in commercial strategies that could affect our results of operations and financial condition. We may also be subject to financial penalties in connection with such future investigations. In addition, fees charged for other banking services may continue to be reduced in the future as a result of regulatory measures and/or pressure from retailers and interest groups.

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

At December 31, 2012, approximately 46.9% of Corficolombiana’s investments was in securities of privately held companies, for which there often are no readily ascertainable market prices. As a result, there may be limited or no marketability for these investments, and these investments may decline in value while Corficolombiana is seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could actually be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such securities for a period of time. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, investments may only be disposed of over a substantial length of time, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period of time—sales that it had planned to make.

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

At December 31, 2012, approximately 82.7% of Corficolombiana’s investment portfolio was concentrated in the infrastructure, energy and gas, and financial sectors. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

Risks relating to our pension and severance fund management business

Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.

Porvenir’s operations are regulated by Law 100 of 1993, the Organic Statute of the Financial System (Estatuto Orgánico del Sistema Financiero), or “EOSF,” issued by the Ministry of Finance, Decree 2555 of 2010, or “Decree 2555,” and regulations issued by the Superintendency of Finance and, to the extent applicable, Colombian Corporation Law. These regulations limit the range of assets in which pension fund administrators, or “AFPs,” can invest and also set investment limits. In addition, each AFP is legally required to provide a minimum return on investment for each of its pension and severance funds. This minimum return is determined pursuant to specified formulas established in Decree 2555, which vary according to the type of fund. If a fund’s return for any month is lower than the minimum return, the AFP must cover the difference within a period of five days. To do so, the AFP must first apply funds from a stabilization reserve (a portion of the AFP’s capital invested in the fund equal to 1% of the value of each pension fund under management). If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its own capital. If the AFP does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the AFP. If, notwithstanding the above, an AFP fails to observe either the minimum return or the stabilization reserve requirements or the order of capitalization, the Superintendency of Finance may take possession (tomar posesión) of the AFP, in which case the Colombian Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras), or “FOGAFIN,” must supply funds to cover the shortfall. Although Porvenir has never failed to meet the minimum requirement, failure to do so could require us to increase our investment in Porvenir, seek capital from alternative sources or forfeit our investment, or lead to dissolution of the AFP and transfer of the fund to another AFP. If Porvenir is unable to fulfill the minimum return or the stabilization reserve requirements, or if new laws or decrees impose more onerous requirements, Porvenir’s respective business may be materially adversely affected.

In addition, there are regulatory limitations on the amount of commissions that Porvenir may charge for its services. For example, we may only retain 300 basis points of the 16.0% (up to 17.0% for employees meeting a certain salary threshold) of the base contribution to a mandatory pension fund, a portion of which (currently 160 basis points) we are required to pay to an insurer for life and disability coverage. The percentage that we pay for this insurance may increase or decrease depending on market conditions and other factors. Life and mortality rate tables have been adopted in Colombia and became effective on October 1, 2010. These tables account for longer life expectancy trends, which may result in an increase in the amount we pay for insurance and may affect our results of operations.

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

Porvenir, like our banks and other participants in the banking industry, is subject to the risk of loss in value of sovereign debt securities. At December 31, 2012, total debt securities of Porvenir represented 66.1% of the total assets of the funds managed by Porvenir, and 62.2% of total debt securities were issued or backed by the Colombian government. A significant decline in the value of the securities issued or guaranteed by the Colombian government could adversely affect the debt securities portfolio of Porvenir and, consequently, our results of operations and financial condition.

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

High interest rates have historically been common in many countries in Latin America. We have regional exposure to fluctuations in interest rates. To the extent that there are significant increases in such rates in any of the countries in which BAC Credomatic operates, our operating margins may be adversely affected and our results of operations may experience significant adverse consequences.

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

We may be adversely affected by fluctuations between the value of the Colombian peso or other local currencies in which we operate and the U.S. dollar as a result of U.S. dollar-denominated indebtedness.

We financed our acquisition of BAC Credomatic, in part, through the incurrence of approximately U.S.$1.3 billion of U.S. dollar-denominated debt. Because the substantial majority of our revenue is in Colombian pesos, we will be exposed to fluctuations in the exchange rate between the Colombian peso and the U.S. dollar and the uncertainty of the amount of Colombian pesos that will be required to service the principal and interest payments on this debt. On a consolidated basis, we and our subsidiaries have U.S.$2,387.8 million of long-term debt denominated in U.S. dollars as of December 31, 2012. Fluctuations in the peso/dollar exchange rate may affect the value of this debt on our balance sheet and cause us to recognize gains or losses on our income statement. Any substantial increase in the U.S. dollar relative to the Colombian peso could affect our results of operations and our ability to meet our future payment obligations on this debt.

A substantial portion of BAC Credomatic’s earnings, assets and liabilities are in Costa Rican colones, Guatemalan quetzals, Honduran lempiras, Nicaraguan cordobas, Panamanian balboas and U.S. dollars. As a result, we are subject to risks relating to foreign currency exchange rate fluctuations between these currencies and Colombian pesos. Nevertheless, as described in “Item 4. Information on the Company––B. Business overview––BAC Credomatic—Foreign exchange rate risk related to the BAC Credomatic acquisition,” BAC Credomatic maintains a U.S. dollar net asset position, which is intended to hedge at least 60% of its shareholders’ equity against the possible devaluations of each of these local currencies.

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

The Colombian Commercial Code limits the amount of interest that may be charged in commercial transactions, including transactions of our banking subsidiaries. In the future, regulations in Colombia could impose increased limitations regarding interest rates or fees. Law 1430 of December 2010 authorizes the Colombian government to impose or place limits on tariffs and fees charged by banks and other financial institutions where the government has determined that there is insufficient competition in a relevant market. Additionally, the law requires the Superintendency of Finance to implement a monitoring scheme of the tariffs and fees charged by the financial institutions in their relevant markets and to report the results of this evaluation semi-annually to the Colombian government. The Colombian government issued Decree 4809 of 2011, which (1) requires banks to provide each of their clients with statements of all fees charged to such clients on an annual basis, (2) sets a limit on the fees that banks may charge to their clients for withdrawals on automated teller machines, or “ATMs,” of other banks and (3) establishes that transactions through the internet may not cost more than those made through other channels. A significant portion of our banks’ revenues and operating cash flow is generated by credit services and any such increased limitations would materially and adversely affect our results of operations and financial condition.

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

Law 1328 of 2009, also referred to as the “financial reform law,” created a new customer protection regime with respect to financial institutions. The financial reform law provides a bill of rights for consumers of financial services and products, including the right to receive clear, complete and reliable information about the services and products offered by financial institutions. The law also contains specific new obligations for financial institutions, including a duty to maintain a financial ombudsman in charge of consumer protection and procedures regulating the responsibilities and functions of the ombudsman, a duty to create a financial consumer attention center pursuant to terms set by the Superintendency of Finance, an obligation to provide services and products under the same conditions offered to the general public, and a prohibition on the inclusion of predatory or abusive clauses in contracts with consumers. Any violation of this law and its implementing regulations by our banking subsidiaries could result in monetary or administrative sanctions or restrictions on our operations.

Decree 4809 of 2011 regulates certain fees charged by Colombian financial institutions. The most salient of these regulations include a cap of 20 Unidades de Valor Real or “UVR” (an inflation indexed unit) for ATM fees charged to clients for transactions conducted through ATMs owned by a third party, the requirement that ATM fees be disclosed to clients with the possibility to opt-out of the transaction before it takes place, and the prohibition of charging higher fees for internet transactions than for non-internet transactions as well as charging fees for failed internet transactions. These restrictions could affect the profitability of our business by decreasing our fee income.

Additionally, Law 1555 of 2012 allows consumers of financial services to prepay obligations denominated in Colombian pesos owed to financial institutions without incurring any penalty. The law also requires that financial institutions disclose the possibility of such prepayment to borrowers prior to the extension of any loan. Although this law does not apply to loans having a balance that exceeds 880 times the legal monthly minimum wages, nor to financial obligations acquired prior to its effective date (July 9, 2012), its implementation may substantially affect our banking business profits.

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

Acquisitions and strategic partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our credit rating and profitability.

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we have acquired interests in various financial institutions in recent years. We regularly evaluate strategic acquisitions and alliances, in and outside of Colombia. Strategic acquisitions and alliances could expose us to risks with which we have limited or no experience, such as in the case of any significant acquisition outside of Colombia. In addition, potential acquisitions in Colombia and elsewhere may be subject to regulatory approval. We may be unsuccessful in obtaining any such approval or we may not obtain approvals on terms that are optimal for us—particularly in view of our subsidiaries’ and our combined significant market share in the Colombian banking industry.

We must necessarily base any assessment of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions and alliances, as well as other investments, may not produce anticipated synergies or perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions, including our recent acquisition of Horizonte, could disrupt our operations and adversely affect our operations and profitability.

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

We are subject to operational risks.

Our business depends on the ability of our banking subsidiaries to process large numbers of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee error, failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems, among others. Our, and our banking subsidiaries’ currently adopted procedures may not be effective in controlling each of the operational risks faced by our banking subsidiaries.

Failure of our information systems could materially and adversely affect the effectiveness of our risk management and internal control processes as well as our results of operations and financial condition.

We and our subsidiaries are highly dependent on the ability to collect and process, on a timely basis, a large amount of financial and other information, and services and products, at a time when transaction processes have become more complex with increasing volumes. A partial or complete failure of any of these systems could materially and adversely affect our decision-making process, risk management and internal control systems as well as our ability to respond on a timely basis to changing market conditions.

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

Our subsidiaries also rely on information systems to operate their websites, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. Our subsidiaries may experience operational problems with their information systems as a result of system failures, viruses, computer “hackers” or other causes. While, in 2012, we have not experienced a material breach of cyber security, any material disruption or slowdown of our subsidiaries’ systems could cause information, including data related to customer requests, to be lost or to be delivered to our customers with delays or errors, which could reduce demand for their services and products and could materially and adversely affect our results of operations and financial condition.

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

Competition and consolidation in the Colombian and Central American banking and financial industry could adversely affect our market position.

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

Various banking institutions, which have recently been incorporated in Colombia, target the microcredit and small and medium enterprises segments. These institutions include Banco de las Microfinanzas-Bancamía S.A., Banco WWB S.A. and Banco Coomeva S.A. In addition, three newly incorporated financial corporations, JP Morgan Corporación Financiera S.A., BNP Paribas Colombia Corporación Financiera S.A. and Itaú BBA Colombia S.A. Corporación Financiera, which are local subsidiaries of international financial institutions, have entered the market targeting corporate clients. Recently, Banco Santander filed a petition with the Superintendency of Finance to obtain a bank license in order to incorporate a new bank aimed primarily toward corporate clients. The business of these new credit institutions may affect our market position in the individual, small and medium enterprises and merchant banking segments. To a lesser extent, we also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), leasing and factoring companies, mutual fund and pension fund management companies and insurance companies.

In addition, the pace of consolidation in the Colombian and Central American financial services industry has increased, which may also increase competition in the markets where we operate. In the pension and severance fund management market, Grupo de Inversiones Suramericana agreed to acquire ING’s pension fund operations in Colombia (which on December 31, 2012 was merged by absorption into Protección) and Scotiabank agreed to buy Colfondos. On April 18, 2013, Grupo Aval and its subsidiaries, including Porvenir, acquired Horizonte. Also, in the wholesale banking market in 2011, Scotiabank agreed to acquire a controlling stake in Banco Colpatria and Banco Santander S.A. agreed to sell Banco Santander Colombia S.A. to Corpbanca S.A., a Chilean financial services company, which subsequently, in 2012, agreed to buy Helm Bank S.A. In 2012, HSBC agreed to sell HSBC Colombia S.A. to Banco GNB Sudameris S.A. and in 2012, HSBC agreed to sell HSBC Bank (Panamá) S.A. to Bancolombia.

Our ability to maintain our competitive position depends mainly on our ability to anticipate and fulfill the needs of new and current customers through the development of innovative services and products, and our ability to offer adequate services and strengthen our customer base through cross-selling. Our businesses will be adversely affected if we are unable to retain current customers and attract new ones.

In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of these opportunities is undermined by competitive pressures. As we expand the range of our products and services, some of which may be at an early stage of development in the

Colombian and Central American market, we will be exposed to new and potentially increasingly complex risks and development expenses. Our employees and our risk management systems may not be adequate to handle such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

 We depend on our chairman, our president and our senior management, and the loss of their services would have a material adverse effect on our business.

We are highly dependent on our founder and chairman, Mr. Sarmiento Angulo (80 years old), our president, Mr. Sarmiento Gutiérrez (51 years old), and members of our senior management teams at both the group and subsidiary levels, all of whom possess considerable experience and expertise and have strong relationships with customers, participants of the Colombian business.

Our president, Mr. Luis Carlos Sarmiento Gutiérrez has been responsible for our day-to-day management over the last 12 years and has acted as president of companies controlled by Mr. Sarmiento Angulo for the past 20 years. Mr. Sarmiento Gutiérrez, who became president of Grupo Aval in 2000, and our chairman, Mr. Sarmiento Angulo, are responsible for the overall strategic direction of the group.

In addition, our senior managers at the subsidiary levels are responsible for implementing strategies and for the day-to-day operations of the companies they run. Although Grupo Aval does not require that its employees mandatorily retire at a certain age, the presidents of our four banks (who have an average tenure of 25 years with these banks) and other members of the senior management are not obliged to remain employed with us.

The loss of the services of any of these members of our, or our subsidiaries’ senior management, in particular of our chairman, or our president, could have an adverse effect on our business. Accordingly, our success is dependent on appropriately managing the risks related to executing a succession plan for our chairman, our president and our senior management on a timely basis.

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

Mr. Sarmiento Angulo beneficially owns 95.0% of our common shares, as of April 15, 2013, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.” The preferred shares do not have any voting rights and thus will not affect such control of our group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including preferred shareholders. In addition, Mr. Sarmiento Angulo beneficially owns interests in certain of our subsidiaries through entities other than Grupo Aval: 9.6% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.4% of Banco AV Villas, 0.8% of Banco Popular and 0.3% of Corficolombiana as of December 31, 2012.

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

Certain risks relating to our operation of BAC Credomatic

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Colombia.

As a result of our acquisition of BAC Credomatic, we conduct banking businesses outside our historical home market of Colombia. BAC Credomatic’s operations may involve risks to which we have not previously been exposed. Some of BAC Credomatic’s operations are in countries that may present different or greater risks than those in Colombia, including, for example, in terms of competition. BAC Credomatic has, in particular, a significant consumer finance business, including credit card operations, in the Central American countries in which it operates. At December 31, 2012, BAC Credomatic’s consumer loan portfolio totaled U.S.$2.8 billion (including mortgages, vehicles and other personal loans), which represented 39.2% of BAC Credomatic’s total loan portfolio, and U.S.$1.7 billion in credit card loans, which represented 24.4% of BAC Credomatic’s total loan portfolio. We have limited experience conducting credit card and consumer finance businesses in countries outside Colombia. Accordingly, we may not be successful in managing credit card and consumer finance operations outside of our traditional domestic market. We may face delays in payments by customers and higher delinquency rates in these countries, which could necessitate higher provisions for loan losses and, consequently, have a negative effect on our financial performance.

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

The credit card business is an important business segment for BAC Credomatic, representing 24.4% and 23.3% of its total loan portfolio at December 31, 2012 and 2011, respectively, the adoption of new laws and regulations or the revision of the current regulatory regime for credit cards in any of the jurisdictions in which BAC Credomatic operates may have an adverse effect on BAC Credomatic’s results of operations and financial condition.

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

Pursuant to Colombian law, the Colombian Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate, acting through a variety of mechanisms, including discretionary ones. During recent years, the Colombian Central Bank has employed a floating exchange rate system with periodic interventions. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. For example, the peso depreciated 11.4% against the U.S. dollar in 2008, appreciated 8.9% against the U.S. dollar in 2009, appreciated 6.4% against the U.S. dollar in 2010 depreciated 1.5% against the U.S. dollar in 2011 and appreciated 9.0% against the U.S. dollar in 2012. Unforeseen events in international markets, fluctuations in interest rates, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the Colombian peso, thereby decreasing the U.S. dollar value of the dividends paid.

Restrictions on purchasing our preferred shares may affect the market liquidity of our preferred shares.

Under Colombian securities regulations, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real, or “UVRs,” (approximately U.S.$7,920), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 204.20 (U.S.$0.12) at December 31, 2012). Any transfer of preferred shares may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

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

Although our preferred shares were listed on the Colombian Stock Exchange on February 1, 2011, an active public market for the preferred shares may not continue to develop or be maintained. The market price of our preferred shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including actual or anticipated fluctuations in our operating results, economic downturns, political events in Colombia or other jurisdictions in which we operate, developments affecting the banking industry, changes in financial estimates by securities analysts or our failure to perform in line with such estimates, departures of key personnel, and sales of our preferred shares in the future, including by our banking subsidiaries who may have to sell our preferred shares obtained from investors who entered into loans with them to acquire our preferred shares in our offering of 1,600 million preferred shares on May 12, 2011, or the “Preferred Shares Local Offering.” Our banking subsidiaries extended a total of Ps 654.3 billion (U.S.$363.8 million at the representative market rate on May 12, 2011) of credit disbursed through 14,533 loans to finance the acquisition of preferred shares in the Preferred Shares Local Offering. Depending on the characteristics of the borrower, our banking subsidiaries may have required collateral, which may have included a pledge of the preferred shares that were subject to the financing. Such a pledge would permit our banking subsidiaries to repossess the preferred shares if the borrower defaults. Our banking subsidiaries had, on an aggregate basis, pledges over 160,501,261 preferred shares at December 31, 2012. Under Colombian law, our banking subsidiaries must sell any repossessed shares as banks are not permitted to hold shares in their parent. If changes in general economic conditions or other factors cause these borrowers to default on their loans, our subsidiaries will have to sell our preferred shares into the market and the market price of our preferred shares may decline as a result.

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

Although we are required to prepare our financial statements in accordance with Colombian GAAP, we also prepare our audited consolidated financial statements included in this annual report in accordance with Colombian Banking GAAP, which differs in significant respects from U.S. GAAP and International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, or “IFRS.” As a result, financial statements of Colombian companies, such as ours, may differ from those of companies in other countries.

We prepare our financial statements in accordance with Colombian Banking GAAP, which differs in certain significant respects from IFRS. The adoption of IFRS may differ significantly from previous amounts reported under Colombian Banking GAAP in our total shareholders’ equity and net income, which may materially and adversely affect our financial condition.

In 2009, the Colombian congress passed Law 1314 and in 2012, the Colombian Government enacted Decree 2784 which established the implementation of IFRS in Colombia. Colombian authorities have proposed a schedule for the implementation of IFRS in which Colombian issuers of securities in the public market (such as Grupo Aval) shall (i) prepare an opening balance sheet beginning on January 1, 2014 in accordance with IFRS, and (ii) prepare financial statements in full compliance with IFRS no later than December 31, 2015.

Considering the above and current SEC regulations, and assuming that we will be required to comply with IFRS, as issued by the IASB, as our basis of presentation, Grupo Aval will no longer be required to include a reconciliation note of equity and income under U.S. GAAP in our annual consolidated financial statements. There can be no assurance however, that IFRS as applicable to us under Colombian regulations will not differ from IFRS as issued by the IASB, in which case we may be required to continue to include a U.S. GAAP reconciliation note in our annual consolidated financial statements.

Furthermore, Decree 2784 also established an additional six-month period for the Colombian Government to regulate the implementation of IFRS in companies, such as our banks, under the surveillance of the Superintendency of Finance. The Colombian Government may decide to implement a partial application of IFRS for these entities and if this is the case, Grupo Aval’s consolidated financial statements will have to include homogenization adjustments considering that Grupo Aval will be subject to a full implementation of IFRS whereas its financial subsidiaries will be subject to a partial implementation of IFRS.

Even though there are certain similarities between IFRS and U.S. GAAP, adoption of IFRS may have an effect on, for example, among others, the following items of our consolidated financial statements on January 1, 2014 and subsequently: (i) loan loss reserves, (ii) business combinations, (iii) valuation of securities, (iv) calculation of employee benefit liabilities, (v) consolidation of structured entities, (vi) deferred taxes, (vii) calculation and presentation of equity regarding non-controlling interest (viii) loan origination fees, and (ix) increased disclosures on our financial statements. Moreover, under Colombian Banking GAAP, allowances for non-performing loans are computed by establishing the inherent risk in each non-performing loan, using criteria established by the Superintendency of Finance that differ from criteria used, for example, under U.S. GAAP. See “Presentation of Financial and Other Information.”

Furthermore, Grupo Aval’s implementation of IFRS will require significant changes in our information technology and operational processes requiring additional efforts and investments from the management of Grupo Aval.

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

Colombian operations

Grupo Aval is Colombia’s largest banking group based on total assets, and its most profitable based on ROAE, as compared to our principal competitors, in each case at and for the years ended December 31, 2012, 2011 and 2010. Grupo Aval provides a comprehensive range of financial services and products across the Colombian market, ranging from traditional banking services, such as loans and deposits, to pension and severance fund management.

Grupo Aval currently consists of four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), as well as the largest pension and severance fund manager in Colombia (Porvenir) and the largest merchant bank in Colombia (Corficolombiana), each of which we control and consolidate into our results. Grupo Aval and its subsidiaries, including Porvenir, acquired 99.99% of the outstanding shares of Horizonte on April 18, 2013. See “—Recent developments—Horizonte acquisition.”

Our Red de Grupo Aval (Grupo Aval network) is the largest combined ATMs and branch network in the country and has been a key element of our competitive positioning in the Colombian market, with 1,317 branches and 3,086 ATMs at December 31, 2012. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red de Grupo Aval (Grupo Aval network).

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

The following table shows market shares of our Colombian banking subsidiaries and principal competitors at December 31, 2012.

	At December 31, 2012
	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)
	(in percentages)
Colombian market share:
Deposits	15.1	6.5	4.2	3.0	28.8	21.4	10.7	10.9
Gross loans and financial leases	13.5	7.3	5.1	2.5	28.4	23.0	12.4	9.2
Assets	14.7	7.0	4.5	2.6	28.8	22.3	11.7	9.0
Branches	12.5	3.7	4.3	5.3	25.8	15.5	11.2	7.2
ATMs	10.4	2.0	8.2	4.4	25.0	26.8	12.3	8.2

Source: Company calculations based on Superintendency of Finance data, except for figures relating to branches and ATMs, which are derived from company data.

(1)	Reflects aggregated unconsolidated amounts of our banking subsidiaries.

Central American operations

We are one of the leading banking groups in Central America based on consolidated assets. We believe that the BAC Credomatic acquisition provides us with a leading Central American presence with operations that are complementary to our Colombian businesses and with the opportunity to enter the consumer and credit card banking businesses in this region.

BAC Credomatic has operations in each of the six Central American countries: Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic is one of the leading credit card issuance and merchant-acquiring franchises in Central America. BAC Credomatic has the only network that processes all major credit card brands in the region.

Through a network of 492 points of contact (including 228 full-service branches, 49 in-store branches, 187 on-site branches and 28 auto/drive-thru branches) and 1,242 ATMs at December 31, 2012, BAC Credomatic provides us with more than two million additional customers and access to a region with a population of approximately 43 million, providing significant opportunity for growth in financial services.

While our primary focus will continue to be the Colombian market, our BAC Credomatic acquisition extends our franchise to an important contiguous economic region. BAC Credomatic represented the equivalent of 17.8% of our assets at December 31, 2011 and 17.6% of our assets at December 31, 2012.

By implementing our best practices, we believe we can improve BAC Credomatic’s efficiency ratio of 57.1% compared to 49.8% for our Colombian operations, each at December 31, 2012.

Recent developments

Banco de Bogotá debt offering

On February 11, 2013, our subsidiary, Banco de Bogotá completed an offering of U.S.$500 million of 5.375% Subordinated Notes due 2023, The notes were offered pursuant to Rule 144A and Regulation S under the United States Securities Act of 1933. Banco de Bogotá used the net proceeds to repay its outstanding obligations under a U.S.$500 million credit facility it entered into with certain banks to finance the acquisition of BAC Credomatic.

Horizonte Acquisition

Grupo Aval, Banco de Bogotá, Banco de Occidente and Porvenir acquired Horizonte on April 18, 2013 pursuant to a stock purchase agreement entered into by Porvenir, and guaranteed by Grupo Aval, with BBVA and Compañía Chilena de Inversiones S.L., an affiliate of BBVA, to acquire 99.99% of the outstanding shares of Horizonte for on December 24, 2012. The total purchase price was U.S.$541.4 million. As of December 31, 2012, Horizonte is the third largest pension fund administrator in Colombia, based on assets under management, with a 15.1% market share and 18.5% share of all net income generated by pension funds in Colombia. According to market share data published by the Superintendency of Finance, the acquisition will consolidate Porvenir’s position as the leading pension fund administrator with the largest market share of net income in Colombia. See “—B. Business Overview—Competition—Pension and severance fund management—Porvenir.” Horizonte had net income of Ps 88.3 billion for the year-ended December 31, 2012. Horizonte had shareholders’ equity of Ps 431.9 billion and its ROAA at December 31, 2012 was 18.0%.

Grupo Aval entered into the stock purchase agreement as guarantor of the obligations of Porvenir, including payment of the purchase price. The stock purchase agreement permits the assignment of Porvenir’s obligations under the stock purchase agreement to any subsidiaries of Grupo Aval incorporated in Colombia.

On February 20, 2013, Porvenir (as assignor) entered  into an assignment agreement with Banco de Bogotá, Banco de Occidente and Grupo Aval (as assignees), according to which the assignees agreed to acquire a percentage of the shares of Horizonte substantially similar to their respective current participation in Porvenir’s equity.

On April 17, 2013, Grupo Aval granted a loan to Porvenir in an amount of U.S.$184 million.

We have begun to integrate Horizonte into our operations. Similar risks as those applicable to Porvenir apply to the activities of Horizonte.

Capitalization ratios

The following table presents consolidated capitalization ratios for our banking subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At December 31, 2012
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
Tangible equity ratio (2)	10.3	13.9	14.7	12.7	11.7	9.3	11.4	9.3	8.4
Tier 1 ratio (3)	11.9	8.5	9.3	11.5	10.9	–	10.4	10.1	8.5
Solvency ratio (4)	13.1	10.5	11.5	13.7	12.5	–	15.8	15.2	11.3

Source: Company calculations based on each entity’s respective financial statements for the period indicated.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)
Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “Item 3. Key Information—A. Selected financial data—Non-GAAP measures reconciliation.”

(3)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets. Tier 1 ratio for BBVA is based on unconsolidated figures.

(4)
Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “—B. Business overview—Supervision and regulation—Capital adequacy requirements.”

Tangible solvency ratio differs from solvency ratio. Tangible solvency ratio is calculated as technical capital minus goodwill, divided by risk-weighted assets minus goodwill. The tangible solvency ratios for the following entities at December 31, 2012 were: Banco de Bogotá 10.0%, Banco de Occidente 10.4%, Banco Popular 11.5%, Banco AV Villas 13.7%, Grupo Aval (aggregate) 10.5%, Bancolombia 15.2%, Davivienda 12.9% and BBVA Colombia 10.1%.

Solvency ratio and tangible solvency ratio for BBVA are based on unconsolidated figures.

Our business strengths

We believe that we have achieved our leading positions in the Colombian and Central American banking industry through the following competitive strengths.

Our multi-brand business model

Our differentiated multi-brand business model builds on the individual strengths of our banks and the market-wide recognition of their brands. Each of our banks has developed a focus on particular and, to a degree, overlapping market sectors, geographic regions, services and products. We believe that this specialization has contributed to the individual success of our banks and the diversity of Grupo Aval as a whole. Our banking subsidiaries operate as four independent banks that are encouraged to compete among themselves and with other market participants, while operating within central guidelines established by us in the areas of internal control, credit risk management, brand management, strategic planning, general procurement and information technology. These guidelines, together with group support services, are designed to allow each bank to achieve economies of scale and benefit from cross-bank synergies and groupwide best practices without affecting individual competition and the decision-making abilities of each bank’s management. We may, in the future, consider merging one or more of our subsidiaries in our group or additional business we may acquire if meaningful improvements in efficiencies, revenue or other benefits could be achieved.

Largest player in most banking sectors in Colombia

We are the largest participant in most sectors of the Colombian banking market, with market-leading shares of 31.6% of commercial loans and 28.3% of consumer loans, at December 31, 2012. We also have the largest market share of deposits at 28.8% at December 31, 2012. Our Red de Grupo Aval (Grupo Aval network) is the largest combined ATM and branch network in the country and has been a key element of our competitive positioning in the Colombian market. At December 31, 2012 our ATMs and branches had market shares of 25.0% and 25.8%, respectively.

Strong track record of financial performance

We believe that our leading position in the Colombian market, cross-bank synergies, economies of scale, low-cost funding and operating efficiencies have assisted us in achieving higher and more stable profits compared to our competitors. Our average ROAE of 20.1% and average ROAA of 2.2% for the 2010 to 2012 period, and our ROAE of 17.7% and ROAA of 2.0% for the year ended December 31, 2012, have been the highest among our direct competitors in the Colombian market, and our consolidated net interest margin (net interest income divided by total average interest-earning assets) has ranged from 7.2% at December 31, 2010 to 6.5% at December 31, 2012. We believe that our ROAA and ROAE have outperformed those of our competitors mainly due to better yields on loans (from our diversified loan portfolio), significant yields from our investment portfolio, lower net provisions (due to a lower ratio of charge-offs to total loans) and better efficiency margins. Our total assets have grown at a CAGR of 15.1% from December 31, 2010 to December 31, 2012 (16.0% excluding BAC). During the same period, our total deposits have grown at a CAGR of 13.1% (14.7% excluding BAC). Our consolidated delinquency ratio past due more than 30 days slightly deteriorated from 2.2% at December 31, 2011 to 2.3% at December 31, 2012 and is among the lowest among our direct competitors in the Colombian market.

Diversified sources of funding

We have diverse sources of funding, including deposits and debt securities placed in the Colombian market, which result in a competitive cost of funding. At December 31, 2012, in Colombia, our market share of deposits was 28.8%, supported by a 36.5% market share in checking accounts and 29.0% in savings accounts. Deposits represented 76.2% of our total funding at that date, compared to 77.0% at December 31, 2010, which provides us with a stable and cost-effective funding base. As a result of our efforts to broaden our funding base, we increased our funding from Ps 82.6 trillion (U.S.$46.7 billion) at December 31, 2010 to Ps 106.9 trillion (U.S.$60.4 million) at December 31, 2012. On May 12, 2011, we completed an offering of 1.6 billion preferred shares, raising an aggregate amount of Ps 2.1 trillion (U.S.$1.1 billion), before deducting brokerage commissions and discounts, and expenses of the offering. On February 1, 2012, we successfully completed our inaugural international bond offering of U.S.$600 million of 5.25% Senior Notes due 2017 and on September 26, 2012, we issued U.S.$1.0 billion of our 4.75% Senior Notes due 2022 in the international bond markets. We believe that our funding base supports our initiatives to expand our businesses.

Sound risk management

We believe that we have asset quality that is superior to the market average. We have maintained our relative asset quality, as evidenced by our ratio of non-performing loans to total loans of 1.6% for December 31, 2012, and a ratio of charge-offs to average outstanding loans (annualized) of 1.0% at December 31, 2012, respectively. In addition, we believe that our reputation as a conservative banking group has allowed us to consistently retain and attract new customers. Each of our banking subsidiaries has a comprehensive risk management system, which we view as fundamental to their long-term stability and viability, and enables them to identify risks and resolve potential problems on a timely basis. In addition, we have established upward loan reporting processes, and Grupo Aval’s risk management staff meets on a weekly basis to discuss the loan portfolio, developments in the industry, risks and opportunities.

Each of our banks and Grupo Aval has strong capital adequacy ratios. The aggregate solvency ratio of our banks on an unconsolidated basis was 13.9% at December 31, 2012, compared to 9.0%, Colombia’s minimum regulatory requirement.

Focus on best practices

Grupo Aval applies groupwide best practices for all of its operating subsidiaries. These practices are designed to encourage a consistent approach with respect to effective risk management, efficient use of capital, cost control, brand management, general procurement and integration of information technology. We believe that these practices have helped us to achieve economies of scale and synergies to reduce operating and administrative costs. At December 31, 2012, we had a consolidated efficiency ratio of 51.3%, and our banking subsidiaries had efficiency ratios ranging from 43.5% (Banco de Occidente) to 55.8% (Banco AV Villas).

Leading banking operations in Central America

BAC Credomatic is one of the leading financial institutions in Central America with a record of strong financial performance. It has achieved an average of 23.0% in annual ROAE for the period from 2007 to 2012 (excluding extraordinary gains in 2007 and 2008). BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club, and has the only network that processes all major credit card brands in the region. BAC Credomatic customer base and distribution network are sizable when compared to our Colombian banks. At December 31, 2012, it served more than 2.4 million customers through 492 points of contact throughout Central America, connected through a single technological platform that allows online transactions between countries in the region. BAC Credomatic’s market share in terms of gross loans varies in the different countries as follows, as of December 31, 2012: Costa Rica 11.7%, El Salvador 10.2%, Guatemala 4.8%, Honduras 12.9%, Nicaragua 26.5% and Panama 3.0%.

Experienced management teams

Our qualified and experienced management teams, both at the group and operating subsidiary levels, have played a key role in guiding our growth. Our chairman, Mr. Sarmiento Angulo, has over 55 years of business experience, including 40 years in the banking and related financial services industry. Our president Mr. Luis Carlos Sarmiento Gutiérrez, has over 15 years of experience in the banking and related financial services industry and over 25 years of business experience as a banking executive in Colombia and the United States. The presidents of our four banks have an average tenure of over 25 years with these banks, and the president of BAC Credomatic has a tenure of over 35 years with BAC Credomatic. We believe that the strength of management at all levels within Grupo Aval has enabled us to become Colombia’s largest banking group and its most profitable based on return on ROAE as compared to our principal competitors. Our and each of our operating subsidiaries’ management teams are dedicated to formulating and executing business strategies through a culture of excellence, innovation and cooperation, which has served as our guiding vision throughout the various acquisitions and initiatives undertaken by Grupo Aval.

Our strategy

Our overall objectives are to build upon our competitive strengths to pursue opportunities for growth and to enhance our long-term financial performance. To achieve these objectives, we intend to pursue a strategy with the following principal elements:

Further penetrate the Colombian market

We believe that Colombia offers significant opportunities to expand our business because of the country’s strong economic fundamentals and low penetration rates for banking and other financial services and products, as compared to other countries in the region. For example, according to the 2011 World Bank Development Indicators, domestic credit to the private sector accounted for 45.3% of GDP in Colombia as compared to 89.3% for Chile, 61.4% for Brazil and 26.4% for Peru at December 31, 2012. See “Item 4. Information on the Company—B. Business overview—Industry—Colombia—Credit volumes.” We anticipate that demand for such services and products will increase across all customer sectors. As Colombia’s leading banking group, and drawing upon our distinctive multi-brand business model, we believe that we are well-positioned to take advantage of this significant growth potential.

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

Expand our services offerings and diversify our sources of income

We believe that we offer the most comprehensive range of banking services and products in Colombia, and we continually seek to expand these offerings to meet evolving customer needs and enhance our profitability. For example, we are currently implementing initiatives to increase our non-interest income, which consists primarily of net fee income. Net fee income accounted for 24.9% of our consolidated total operating income before net provisions for the year ended December 31, 2012. We believe that we can expand the contribution of non-interest income to our profitability in future periods by, for example, expanding bancassurance (i.e., bank-offered third-party insurance products) through our distribution networks and credit card fee income through an increase in credit card loan volume across all of our banks.

Integrate BAC Credomatic and further penetrate the Central American market

We plan to continue executing our multi-brand business model by maintaining the BAC Credomatic brand and integrating it into our operations. We intend to capitalize on the expansion of the Central American market as we believe the BAC Credomatic acquisition will offer us significant opportunities for organic and acquisition growth in financial services in this region. In order to improve operational efficiency and increase market share in key sectors, we intend to share our groupwide commercial and operational standards and best practices with BAC Credomatic, while capitalizing on its regional expertise, brand recognition, customer base, and services and products, such as credit card issuance and merchant-acquiring businesses. We believe that we can continue improving BAC Credomatic’s efficiency ratio, which at December 31, 2012 was 57.1%, compared to 49.8% for Grupo Aval’s Colombian operations, by implementing our best practices at BAC Credomatic.

Pursue other selected acquisitions

We have a proven track record of identifying, acquiring and integrating interests in companies that we believe have strategic value to us. We are interested in expanding our businesses in Colombia and Central America and to other regions. We regularly evaluate acquisition candidates that may permit us to expand the services and products we offer and markets we can access, such as BAC Credomatic and Horizonte. We actively consider additional strategic investments, alliances and acquisitions, principally in Colombia, Central America and other selected Latin American countries, and anticipate we will enter into such transactions, which may be material, if we believe that they will be both strategic and accretive.

Oversight

As the holding company of the group, we closely monitor the performance of our banking subsidiaries. We actively participate in developing each banking subsidiaries’ long-term business plan, and we require each of our banking subsidiaries to present us with a yearly budget and profitability targets. We develop our own independent profitability targets for each banking subsidiary before discussing and recommending any changes thereto with its management team. In addition, we make recommendations for setting the compensation of management in each of our banking subsidiaries annually, and link incentive compensation to achieving budget goals and other financial and strategic performance targets.

Our banking subsidiaries are required to report their financial performance to us on a regular basis, including daily summaries and monthly detailed information. We monitor the performance of our banks against their respective budgets and the performance of our competitors. This systematic control process is complemented by ad-hoc analyses of key operational drivers, such as the loan portfolio quality of each banking subsidiay relative to the others and our competitors. When a banking subsidiary deviates from its plan or when weaknesses are identified, we meet with the respective bank’s management to discuss remedial measures and a course of action. Similarly, when a banking subsidiary finds itself in a new or unfamiliar situation, such as the mortgage and financial crisis of 1999, we provide guidance. Our senior management and management of the banking subsidiaries meet at least twice a month to discuss strategy, opportunities and current operations.

Our internal control department regularly audits our banks, Porvenir, Corficolombiana and BAC Credomatic, as well as their operating subsidiaries, to provide objective assurance to our management and board of directors regarding the effectiveness of our subsidiaries’ financial reporting and control mechanisms as well as to monitor compliance with our best practices and guidelines. Our internal control department also plays an integral part in our corporate governance. When our internal control department discovers deviations from our best practices and guidelines, we recommend remedial measures and enhance our monitoring of the respective entity.

Strategic focus

From time to time, our banks explore merger and acquisition opportunities and, as part of its equity portfolio management activities, Corficolombiana makes investments in strategic sectors. We provide support to our banking subsidiaries management teams in identifying opportunities, negotiating favorable outcomes and implementing acquisitions. We independently assess a prospective target’s strategic fit with the acquiring banking subsidiary and within our group as a whole. In addition, we explore new business initiatives and often recommend new product lines and services to our banks, such as bancassurance, and provide assistance to our banks in evaluating, negotiating and implementing acquisitions such as Banco de Bogotá’s acquisition of Megabanco and Banco de Occidente’s acquisition of Banco Unión and the acquisition of Horizonte. Our acquisition of BAC Credomatic illustrates our approach to identifying and pursuing growth opportunities outside of our existing portfolio.

Credit risk management

Although each banking subsidiary is responsible for its credit decisions and risk management, we oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in the industry, risks and opportunities. For potential loan transactions that would result in an aggregated exposure to a single issuer exceeding Ps 30 billion at the group level, our risk management staff will evaluate the transaction and will often make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). We also coordinate loan syndication among our banks to effectively leverage the combined equity of our banks and manage any risk issues. For a discussion of our risk management guidelines, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk management.”

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

Network integration

Each banking subsidiary is responsible for its information technology systems and distribution network; however, we seek to maximize the effectiveness of our distribution network and the levels of customer service and customer retention across all our banks through our Red de Grupo Aval (Grupo Aval network), which connects all of our banks’ networks. Our network allows each of our banking subsidiaries’ customers to access basic banking services at any ATM or branch office in any of our banks. Although each banking subsidiary maintains its own information technology system, Grupo Aval works to identify potential synergies and assists in the implementation of technology and products developed at the Grupo Aval level within our banks, and the standardization of technology and processes across our banks. For example, we are developing a new technology model based on service-oriented architecture for our institutions. For a discussion of our current technology projects, see “––B. Business overview—Other corporate information—Technology.”

Risk factors

We face risks and uncertainties that may affect our future financial and operating performance, including, among others, the following: economic and political conditions in Colombia and other countries in which we operate; internal security issues affecting the countries in which we operate; governmental and regulatory actions and developments affecting our operating subsidiaries and our industry; natural disasters; declines in the quality of our loan portfolio and other assets; adequacy of risk management procedures and systems; counterparty risks; exposures in derivatives transactions; increases in funding costs; changes in interest and exchange rates and other market risks; losses from trading operations; completion and integration of acquisitions; failures of information technology and other systems; competition; loss of key members of senior management; and litigation and other legal proceedings. One or more of these matters could negatively affect our business or financial performance as well as our ability to successfully implement our strategy. See “Item 3. Key Information—D. Risk factors.”

Our markets

The majority of our operations are in Colombia, representing 82.0% and 84.3% of our net income and gross loan portfolio respectively, and in the six countries in Central America, representing 18.0% and 15.7% of our net income and gross loan portfolio in each case at and for the year ended December 31, 2012.

We believe that Colombia’s financial system presents significant growth potential given its favorable economic conditions and one of the lowest penetration rates for banking and financial services in Latin America. According to International Monetary Fund data, at December 31, 2012, Colombia’s population and economy were the third and fourth largest in Latin America, respectively. According to DANE, in 2011 Colombia’s population was approximately 46.0 million people and its nominal GDP was Ps 615.7 trillion (U.S.$333.2 billion). Colombia’s nominal GDP per capita increased from Ps 7.93 million in 2005 (U.S.$3,416 using the average exchange rate for that year) to Ps 13.4 million in 2011 (U.S.$7,236 using the average exchange rate for that year).

During the ten-year period ended December 31, 2011, Colombia outperformed the average GDP growth rate for Latin America by 1.1 percentage points, while reducing the country’s dependency on foreign financing as reflected in an external debt to GDP ratio of 22.9% at December 31, 2011 (and 21.5% at September 30, 2012). According to IMF data, Colombia has achieved GDP growth every year during the last half century (other than 1999). Unlike other emerging Latin American countries, Colombia has regularly met all principal and interest payments on external debt and has avoided hyperinflation, maintaining a single-digit inflation rate for the ten years ended December 31, 2012. According to the Central Bank of Colombia, or the “Colombian Central Bank,” Colombia’s annual inflation rate for 2012 was 2.4%, close to the 50-year low of 3.2% in 2010 and down from 3.7% for 2011. These economic fundamentals, together with Colombia’s record as a stable democracy, account for Colombia’s relative strength during the recent global economic and financial crisis.

During the ten-year period ended December 31, 2012, according to the Superintendency of Finance, Colombia’s financial system grew at a compounded annual growth rate, or “CAGR,” of 12.8% in terms of loans and 10.4% in terms of deposits, on an inflation-adjusted basis, compared to 4.7% for the country’s GDP during the same period ended December 31, 2012. Despite this recent growth, Colombia’s bank-loans-to-GDP ratio remains relatively low, with an approximate 34.8% ratio at December 31, 2012, according to the Superintendency of Finance. Using the ratio of domestic credit to the private sector to GDP, provided by the World Bank, Colombia stands at 45.0% compared to 71.2% for Chile, 61.4% for Brazil, 26.4% for Peru and 26.1% for Mexico at December 31, 2011. As the second largest bank in Colombia, we believe that Banco de Bogotá is well-positioned to take advantage of Colombia’s potential for growth in financial products and services. The capitalization of Colombia’s banking sector consists mostly of primary capital (Tier I) with a primary capital (Tier I) to risk-adjusted assets ratio of 10.9% at December 31, 2012, according to the Superintendency of Finance.

We view Central America as a strategic region that meets our expansion criteria. At December 31, 2012, Central America had a total population of approximately 43.5 million, making it the fourth largest market in Latin America by population. At the same date, Central America posted an estimated combined GDP of U.S.$180.0 billion, ranking the region as the eighth largest economy in Latin America. According to estimates prepared by the IMF, Central America’s GDP is expected to grow at an annual average rate of 4.2% between 2013 and 2015, compared to Colombia’s expected average growth rate of 4.5% during the same period. In terms of banking penetration, Central America had a ratio of private credit to GDP of 49.5% as of December 31, 2011, mainly driven by Panama’s 105.2% ratio. This indicator for the other countries in the region ranges from 23.4% to 49.1%, leading us to believe that growth in the financial sector could outperform GDP growth. We also see the additional penetration of credit cards in the population as an important growth opportunity in Central America.

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

•	On December 19, 2011, Banco de Bogotá completed its first international bond offering, raising U.S.$600 million of 5.00% Senior Notes due 2017;

•	On February 1, 2012, we completed our first international bond offering, raising U.S.$600 million of 5.25% Senior Notes due 2017;

•	On September 19, 2012, we completed our second international bond offering, raising U.S.$1.0 billion of 4.75% Senior Notes due 2022;

•	On February 11, 2013, Banco de Bogotá completed its second international bond offering, raising U.S.$500 million of 5.375% Subordinated Notes due 2023; and

•	On April 18, 2013, Grupo Aval, Banco de Bogotá, Banco de Occidente and Porvenir acquired Horizonte.

In order to provide a single administrative platform for his financial institution holdings, in 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions to Grupo Aval. The Red de Grupo Aval (Grupo Aval network) was also established in 1998 to integrate the branches and ATM networks of our banks. In 1999, Grupo Aval listed its shares on the Colombian Stock Exchange, where 2.4% of its share capital was sold to the general public. In 2007, we completed a follow-on offering resulting in a total public float of 7.5% of the total share capital.

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

Our operations

We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), a pension and severance fund manager (Porvenir), our merchant bank (Corficolombiana) and our Central American banking group, BAC Credomatic. On April 18, 2013 we acquired Horizonte, another pension and severance fund manager, which on an aggregate basis positions Grupo Aval as the market leader in mandatory pension funds management and severance funds management. The following chart presents our ownership structure.

Source: Company data at December 31, 2012.

(1)
Corficolombiana held an additional 4.0% beneficial interest in Banco de Occidente at December 31, 2012, due to the merger of Leasing de Occidente into Banco de Occidente in June 2010. These shares are expected to be sold in open-market transactions.

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

We own 64.4% of the share capital of Banco de Bogotá, 68.2% of Banco de Occidente, 93.7% of Banco Popular, 79.9% of Banco AV Villas, 100.0% of Porvenir (20.0% directly and the remainder indirectly through our banks) and 57.0% of Corficolombiana indirectly through our banks, at December 31, 2012. In addition to his interest in Grupo Aval, Mr. Sarmiento Angulo beneficially owns 9.6% of Banco de Bogotá, 13.3% of Banco de Occidente, 0.8% of Banco Popular, 15.4% of Banco AV Villas and 0.3% of Corficolombiana, at December 31, 2012.

We believe that each of our banks, as well as Porvenir, Corficolombiana and BAC Credomatic has an excellent reputation in the market within their individual sectors. Each of our banks and Corficolombiana are publicly-traded on the Colombian Stock Exchange, and the remaining shares in these companies that are not beneficially owned by Mr. Sarmiento Angulo are held by minority shareholders.

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the second largest bank in the country based on total consolidated assets at December 31, 2012 and net income for the year ended December 31, 2012. Banco de Bogotá had market shares of 15.1% of deposits and 13.5% of loans at December 31, 2012. It is also the largest financial institution within our group by assets and the largest contributor of net income before income tax expense and non-controlling interest. Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 638 branches and 1,289 ATMs. While Banco de Bogotá serves all segments in the market through differentiated service and product offerings, it is particularly focused on commercial lending with a market share of 18.5% of commercial loans at December 31, 2012. Banco de Bogotá’s ROAE averaged 21.4% between 2010 and 2012 and was 18.1% for the year ended December 31, 2012. Its efficiency ratio worsened from 40.1% in 2010 to 49.6% for the year ended December 31, 2012 primarily due to the acquisition of BAC Credomatic. The ratio of operating expenses before depreciation and amortization as a percentage of average earning assets improved from 5.6% for the year ended December 31, 2011 to 5.2% for the year ended December 31, 2012.

Banco de Occidente is the fifth largest bank in Colombia, based on assets and loans at December 31, 2012. It focuses on enterprise customers, state-owned entities and retail customers. Banco de Occidente has strong market shares in the financial leasing business (19.1%, the second largest market share in the Colombian leasing market, which is comprised of leasing companies and banks). Banco de Occidente’s ROAE averaged 16.2% between 2010 and 2012 and was 16.1% for the year ended December 31, 2012. Its efficiency ratio improved from 44.5% in 2010 to 43.5% for the year ended December 31, 2012. The ratio of operating expenses before depreciation and amortization as a percentage of average earning assets improved from 4.1% for the year ended December 31, 2011 to 4.0% for the year ended December 31, 2012.

Banco Popular is the pioneer of, and the market leader in, payroll loans and is a premier provider of financial solutions to government entities throughout Colombia. Banco Popular achieved strong returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which results in consumer loans with a substantially lower-risk profile (consumer past due loans of 2.7% compared to a banking system average of 4.7% at December 31, 2012). Banco Popular’s ROAE averaged 21.1% between 2010 and 2012 and was 18.7% for the year ended December 31, 2012. Its efficiency ratio changed from 47.6% in 2010 to 51.5% for the year ended December 31, 2012. The ratio of operating expenses before depreciation and amortization as a percentage of average earning assets improved from 5.0% for the year ended December 31, 2011 to 4.8% for the year ended December 31, 2012.

Banco AV Villas is a consumer-focused bank, which targets mid- and low-income segments of the population and serves its clients through a nationwide service-point network and an advanced mobile banking platform. It is also Grupo Aval’s most active bank in terms of usage of non-traditional channels (mobile banking, banking correspondents and virtual branches). Over the past decade, Banco AV Villas has evolved from being a lender exclusively focused on mortgages to a diversified full-service consumer bank. Banco AV Villas’ risk management systems provide the bank with real-time and in-depth credit quality analyses that allow the bank to approve consumer loans on an accelerated basis. Banco AV Villas’ ROAE averaged 17.9% between 2010 and 2012 and was 16.7% for the year ended December 31, 2012. Its efficiency ratio changed from 53.9% in 2010 to 55.8% for the year ended December 31, 2012. The ratio of operating expenses before depreciation and amortization as a percentage of average earning assets improved from 6.5% for the year ended December 31, 2011 to 5.9% for the year ended December 31, 2012.

Porvenir operates a leading pension and severance fund management business in Colombia, with a 27.4% market share of assets under management at December 31, 2012. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who lose their jobs. Porvenir has experienced an increase in earnings with a 17.0% CAGR for the 2010 to 2012 period. Porvenir is the most profitable and efficient pension and severance fund manager in the market, with an ROAE that averaged 29.9% between 2010 and 2012 and was 30.1% for the year ended December 31, 2012.

Corficolombiana is a merchant bank that primarily invests in strategic sectors of the Colombian economy, including infrastructure, energy and finance, and also provides treasury, investment banking and private banking services. Corficolombiana provides Banco de Bogotá with a consistent dividend stream, having declared dividends totaling more than Ps 204 billion (approximately U.S. $116 million) payable to Banco de Bogotá for the year ended December 31, 2012. Corficolombiana’s ROAE averaged 17.6% between 2010 and 2012 and was 10.2% for the year ended December 31, 2012.

BAC Credomatic is a leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic is a full-service financial institution with one of the leading credit card issuance and merchant-acquiring franchises in Central America. It has achieved processing volumes of U.S.$10,996 million for the year ended December 31, 2012 in the merchant acquiring business, which compares favorably to processing volumes of other leading Latin American issuers. BAC Credomatic’s ROAE averaged 23.0% between 2007 and 2012 (excluding extraordinary gains in 2007 and 2008) and was 23.4% for the year ended December 31, 2012.

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

Since 2000 through December 2012, we have increased our market share by 6.3% in deposits and 5.9% in loans. Acquisitions have accounted for 3.3% of the increase in deposit market share and 4.1% of the increase in loan market share.

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

Corficolombiana is the largest finance corporation in Colombia, with the largest equity portfolio primarily invested in five sectors of the Colombian economy: infrastructure, electricity and gas, financial services, hotels and agribusiness. Corficolombiana complements its core investment management business with treasury and investment banking operations.

Market share and other data from unconsolidated financial information

The following market share and other data comparing us and our banking subsidiaries to our competitors is based on information derived from unconsolidated financial information reported to the Superintendency of Finance by commercial banks based on Colombian Banking GAAP.

Deposits

We have the largest market share of total deposits, with an aggregate of 28.8% of all deposits in Colombia at December 31, 2012. Our principal competitor banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 21.4%, 10.7%, and 10.9%, respectively at December 31, 2012. At December 31, 2012, we had increased our market share of total deposits by 6.3% since 2000.

The following graph presents the market share of deposits in Colombia for the period from 2008 to 2012.

Market share by deposits

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2012.

	At December 31, 2012
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Checking accounts	36.5	24.0	9.0	9.1	21.4
Savings accounts	29.0	23.0	12.3	12.7	23.0
Time deposits	26.1	18.2	10.0	9.6	36.2
Other deposits (2)	10.0	12.9	4.1	4.4	68.6
Total deposits	28.8	21.4	10.7	10.9	28.2

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

(2)	Other deposits consist of correspondent bank deposits, cashier checks and collection services.

At December 31, 2012, deposits represented a larger share of our total funding than that of our principal competitor banks, and we had a higher concentration of checking accounts, which are generally the lowest cost source of funds. Our funding mix yielded a competitive average cost of funds than that of most of our principal competitor banks at December 31, 2012. The table below presents the total funding mix of the market at December 31, 2012.

	At December 31, 2012
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Funding:
Deposits	83.8	79.4	73.7	91.7	78.3
Other funding	16.2	20.6	26.3	8.3	21.7
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	22.4	19.8	14.8	14.9	13.5
Savings accounts	49.3	52.7	56.0	57.1	39.9
Time deposits	27.2	25.5	27.9	26.6	38.7
Other deposits	1.1	2.0	1.2	1.3	7.9
Total deposits	100.0	100.0	100.0	100.0	100.0
Average funding rate:
Average deposit rate	3.7	3.3	3.3	3.8	3.9
Average other funding rate	5.8	5.7	6.1	6.1	5.4
Average total funding rate	4.1	3.9	4.1	4.1	4.2

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Loans

We have the largest market share of loans, with an aggregate of 28.4% of all loans at December 31, 2012. Our principal competitors banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 23.0%, 12.4% and 9.2%, respectively. At December 31, 2012, we had increased our market share of loans by 5.9% since 2000.

The following graph presents the market share of loans in Colombia for the period from 2008 to 2012.

Market share by loans

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

The following table presents a breakdown of the market share of loans by category at December 31, 2012.

	At December 31, 2012
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	31.6	30.3	11.0	6.2	21.0
Consumer	28.3	14.1	14.1	11.2	32.4
Microcredit	4.4	4.5	1.3	0.0	89.7
Mortgages	5.0	27.0	15.4	25.6	27.1
Financial leases	44.6	1.2	19.5	9.0	25.8
Total	28.4	23.0	12.4	9.2	27.0

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Our banks have been strategically focused on developing commercial and consumer loans, including credit card and payroll loans, and are beginning to increase their exposure to mortgage loans.

The following table presents the distribution by loan category of the market at December 31, 2012.

	At December 31, 2012
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	61.1	72.1	48.7	36.9	42.7
Consumer	28.4	17.4	32.2	34.6	34.2
Microcredit	0.4	0.6	0.3	0.0	9.6
Mortgages	1.5	9.7	10.2	23.1	8.3
Financial leases	8.6	0.3	8.6	5.4	5.2
Total	100.0	100.0	100.0	100.0	100.0

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Loan portfolio quality

We believe that the credit quality of our loan portfolio compares favorably with that of our principal competitors. The following table presents credit quality metrics for our loan portfolio at the dates indicated.

	At December 31,
	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Provision expense / gross loan portfolio		Allowance / loans past due more than 30 days
	2012	2011	2012	2011	2012	2011	2012	2011
	(in percentages)
Banco de Bogotá	2.1	1.6	3.1	2.7	2.8	2.8	155.7	194.0
Banco de Occidente	2.5	2.5	3.6	4.0	3.5	3.6	146.6	158.1
Banco Popular	2.1	2.1	2.9	3.2	2.9	2.9	172.3	182.3
Banco AV Villas	3.7	3.6	3.1	3.1	4.7	4.2	116.9	133.1
Grupo Aval (aggregate) (1)	2.3	2.1	3.2	3.2	3.2	3.1	150.5	171.8
Bancolombia	2.6	2.2	3.7	3.3	3.3	3.0	175.5	199.5
Davivienda	4.0	3.9	3.5	3.5	6.4	6.2	123.6	125.9
BBVA Colombia	2.6	2.4	2.3	2.5	3.2	2.9	145.3	161.5
Rest of the Colombian market	4.3	3.6	5.0	5.0	4.8	4.3	133.6	151.4

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Branches and ATM network

Through our banking subsidiaries, we have the largest combined banking network in Colombia, with 1,317 branches and 3,086 ATMs at December 31, 2012. The following table presents the distribution of branches and ATMs across the market at December 31, 2012.

	At December 31, 2012
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval (aggregate) (1)	1,317	25.8	3,086	25.0
Bancolombia	790	15.5	3,307	26.8
Davivienda	572	11.2	1,524	12.3
BBVA Colombia	368	7.2	1,010	8.2
Rest of the Colombian market	2,053	40.3	3,418	27.7

Source: Company calculations based on information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Competition and other data from consolidated financial information

The following information on Grupo Aval and our subsidiaries is based on consolidated financial information at and for the years ended December 31, 2012, 2011 and 2010. Competition and other data that compare us and our subsidiaries to Bancolombia, our main competitor, is readily obtained given that Bancolombia also prepares and publishes detailed consolidated financial information. Our other principal competitors, Davivienda and BBVA, publish financial information with a lesser degree of detail; therefore, we only refer to these competitors where applicable based on publicly available information.

Profitability

We are the most profitable banking group in Colombia based on ROAE, as compared to our principal competitors, for the years ended December 31, 2012, 2011 and 2010.

ROAE

The following table presents the ROAE for each of our banks, Grupo Aval, and our principal competitors for the periods indicated.

	Year ended December 31,
	2012	2011	2010
ROAE (1)	(in percentages)
Banco de Bogotá	18.1	21.3	24.9
Banco de Occidente	16.1	15.4	17.1
Banco Popular	18.7	20.8	23.8
Banco AV Villas	16.7	18.6	18.4
Grupo Aval	17.7	20.3	22.2
Bancolombia	16.5	19.6	19.2
Davivienda	13.7	15.1	18.5
BBVA Colombia	16.7	20.2	19.8

Source: Company calculations based on publicly available consolidated financial statements of Grupo Aval and each bank for the periods indicated.

(1)	For methodology used to calculate ROAE, see note 3 to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

ROAA

The following table presents the ROAA for each of our banks, Grupo Aval and our principal competitors, for the periods indicated.

	Year ended December 31,
	2012	2011	2010
ROAA (1)	(in percentages)
Banco de Bogotá	2.3	2.6	2.9
Banco de Occidente	2.2	2.1	2.1
Banco Popular	2.6	2.8	3.1
Banco AV Villas	2.1	2.3	2.2
Grupo Aval	2.0	2.3	2.2
Bancolombia	1.9	2.2	2.2
Davivienda	1.7	1.9	2.1
BBVA Colombia	1.6	2.0	2.1

Source: Company calculations based on publicly available consolidated financial statements of Grupo Aval and each bank for the periods indicated.

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

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

The tables below present our capitalization (on an aggregate basis), the capitalization of our banking subsidiaries, and the capitalization of our principal competitors at December 31, 2012. Grupo Aval is not subject to capital requirements other than those that apply to its subsidiaries; therefore, we believe that our capitalization on an aggregate basis provides a more meaningful measure than our regulatory capital adequacy.

	At December 31, 2012
	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia (4)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (3)
	(in percentages)
Consolidated:
Primary capital (Tier I) (1)	11.9	8.5	9.3	11.5	10.9	10.4	10.1	8.5
Secondary capital (Tier II) (2)	1.2	2.0	2.2	2.2	1.5	5.4	5.1	2.8
Total consolidated capitalization	13.1	10.5	11.5	13.7	12.5	15.8	15.2	11.3

 Source: Company calculations based on consolidated financial statements of each bank for the period indicated.

(1)	Includes primary capital and reserves. See “—Supervision and regulation—Capital adequacy requirements.”

(2)	Includes primarily subordinated debt and unrealized gains on certain assets, including real estate. See “—Supervision and regulation—Capital adequacy requirements.”

(3)	Grupo Aval figures reflect aggregated regulatory capital of our banking subsidiaries.

(4)	Information for BBVA Colombia is based on unconsolidated figures.

Porvenir and Corficolombiana are controlled by Banco de Bogotá. Banco de Occidente and Banco Popular hold non-controlling interests in Corficolombiana and Banco de Occidente holds a non-controlling interest in Porvenir. In calculating a bank’s regulatory capital, Colombian regulations require banks to deduct from capital the corresponding amount of their non-controlling interests, regardless of whether these investments and the bank are controlled by the same entity. See “—Supervision and regulation—Capital adequacy requirements.” This accounting treatment lowers Banco de Bogotá’s, Banco de Occidente’s and Banco Popular’s consolidated regulatory capital by 29 basis points, 397 basis points and 182 basis points, respectively, at December 31, 2012.

Capitalization ratios

The following table presents consolidated capitalization ratios for our banking subsidiaries, Grupo Aval and our principal competitors at December 31, 2012.

	At December 31, 2012
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
					(in percentages)
Tangible equity ratio (2)	10.3	13.9	14.7	12.7	11.7	9.3	11.4	9.3	8.4
Tier 1 ratio (3)	11.9	8.5	9.3	11.5	10.9	–	10.4	10.1	8.5
Solvency ratio (4)	13.1	10.5	11.5	13.7	12.5	–	15.8	15.2	11.3

Source: Company calculations based on each entity’s respective financial statements for the period indicated.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)
Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “Item 3. Key Information—A. Selected financial data—Non-GAAP measures reconciliation.”

(3)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets. Tier 1 ratio for BBVA is based on unconsolidated figures.

(4)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “—Supervision and regulation—Capital adequacy requirements.”

Tangible solvency ratio differs from solvency ratio. Tangible solvency ratio is calculated as technical capital minus goodwill, divided by risk-weighted assets minus goodwill. The tangible solvency ratios for the following entities at December 31, 2012 were: Banco de Bogotá 10.0%, Banco de Occidente 10.4%, Banco Popular 11.5%, Banco AV Villas 13.7%, Grupo Aval (aggregate) 10.5%, Bancolombia 15.2%, Davivienda 12.9% and BBVA Colombia 10.1%.

Solvency ratio and tangible solvency ratio for BBVA are based on unconsolidated figures.

Operational efficiency

Grupo Aval’s efficiency ratio of 51.3% for the year ended December 31, 2012 makes us one of the most efficient banking groups in Colombia. Efficiency ratio is calculated as operating expense minus depreciation and goodwill amortization divided by total operating income plus total net provisions.

The following table presents efficiency ratios for our banks, Grupo Aval, Bancolombia, Davivienda and BBVA at December 31, 2012, 2011 and 2010.

	At December 31,
	2012	2011	2010
	(in percentages)
Banco de Bogotá	49.6	50.9	40.1
Banco de Occidente	43.5	46.0	44.5
Banco Popular	51.5	50.5	47.6
Banco AV Villas	55.8	59.2	53.9
Grupo Aval	51.3	52.7	46.6
Bancolombia	51.3	53.2	51.7
Davivienda	49.1	47.2	50.8
BBVA	48.3	49.9	50.2

Source: Company calculations based on each bank’s respective consolidated financial statements for the period indicated. Efficiency ratio is calculated as operating expenses less depreciation and goodwill amortization, divided by the sum of total operating income and total net provisions. See “Item 3. Key Information—A. Selected financial data—Non-GAAP measures reconciliation.”

Loan portfolio quality

We believe that the credit quality of our loan portfolio compares favorably with that of our principal competitor. The following table presents credit quality metrics for the loan portfolio of our banks and for Bancolombia, at December 31, 2012 and 2011.

	At December 31,
	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Provision expense / gross loan portfolio		Allowance / loans past due more than 30 days
	2012	2011	2012	2011	2012	2011	2012	2011
	(in percentages)
Banco de Bogotá	2.1	1.9	3.4	2.8	2.3	2.3	132.2	140.9
Banco de Occidente	2.5	2.5	3.6	4.1	3.5	3.6	146.8	158.4
Banco Popular	2.1	2.1	2.9	3.2	2.9	2.8	172.4	184.3
Banco AV Villas	3.7	3.6	3.1	3.1	4.6	4.2	116.9	133.1
Grupo Aval	2.3	2.2	3.3	3.2	2.8	2.8	139.2	150.0
Bancolombia	2.6	2.2	4.0	3.8	–	2.9	177.3	209.8

Source: Company calculations based on publicly available consolidated financial statements of Grupo Aval and each bank for the periods indicated.

Pension and severance fund management – Porvenir

Porvenir is a leading pension fund administrator in Colombia in terms of funds under management and has the largest share of earnings in the pension and severance fund management market in Colombia. Porvenir’s principal competitors are other pension fund administrators, including Protección, Horizonte, Colfondos and Skandia. ING’s pension fund operations merged by absorption into Protección on December 31, 2012. On April 18, 2013, we acquired Horizonte. Following the completion of the Horizonte acquisition, Grupo Aval, on a consolidated basis, will be the largest pension fund administrator in Colombia in terms of funds under management.

Porvenir also has under management the largest share of individual customers of mandatory pension funds and assets. It also has had a higher ROAE than the average of the AFPs in Colombia in 2011 and 2012.

The following table presents the market shares of the main market participants with respect to assets under management and individual customers of mandatory pension funds at December 31, 2012, and net income for the year ended December 31, 2012.

	At and for the year ended December 31, 2012
	Porvenir	Protección	BBVA Horizonte	Colfondos	ING	Skandia	Protección + ING	Horizonte + Porvenir
	(in percentages)
Individual customers to pension funds:
Mandatory	33.1	21.4	17.8	15.2	11.8	0.7	33.2	50.9
Severance	29.0	21.0	28.3	10.1	10.9	0.7	31.9	57.3
Voluntary	22.6	37.2	9.4	8.5	5.8	16.6	43.0	32.0
Funds under management:
Mandatory	27.9	25.5	16.0	14.1	11.3	5.2	36.8	43.9
Severance	33.5	26.7	16.3	9.8	11.6	2.2	38.3	49.8
Voluntary	18.7	33.3	4.1	4.5	4.8	34.6	38.1	22.8
Total	27.4	26.2	15.1	13.1	10.8	7.4	37.0	42.5
Net income:	44.6	14.7	18.6	11.3	-	10.8	14.6	62.9

Source: Information published by the Superintendency of Finance, except for Porvenir figures, which were derived from Company data. Information does not include data from third-party pension liability funds, which do not comprise a material portion of the market.

Merchant banking – Corficolombiana

Corficolombiana is the largest merchant bank in Colombia in terms of assets and equity at December 31, 2012. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. On an international level, Corficolombiana faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities and equity at December 31, 2012, 2011 and 2010.

	Assets			Liabilities			Equity
	At December 31,			At December 31,			At December 31,
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(in percentages)
Corficolombiana	86.6	85.8	83.7	96.1	92.8	88.0	70.7	76.8	79.1
Banca de Inversión Bancolombia S.A.	4.2	5.5	6.0	0.3	0.9	1.2	10.7	11.4	11.1
J.P. Morgan Corporación Financiera S.A.	5.0	7.6	10.3	3.0	6.2	10.8	8.3	9.2	9.7
BNP Paribas Colombia Corporación Financiera S.A.(1)	0.9	1.2	–	0.2	0.1	–	2.2	2.6	–
Itaú BBA Colombia S.A.(2)	3.3	–	–	0.3	–	–	8.1	–	–

Source: Information published by the Superintendency of Finance.

(1)	BNP Paribas Corporación Financiera S.A. was incorporated in 2011.

(2)	Itaú BBA Colombia S.A. was incorporated in 2012.

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

At December 31, 2012, our banks had an aggregate of approximately 290,700 enterprise customers, which may include customer overlap among our banks, an increase of 15.8% over approximately 251,100 enterprise customers at December 31, 2011. The following table presents the number of enterprise customers that our banks served at December 31, 2012 and 2011.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)
	(in thousands)
Total enterprise customers:
2012	190.7	68.0	8.0	24.1	290.7
2011	153.6	62.5	7.3	27.7	251.1

(1)	Reflects aggregated amounts of our banking subsidiaries.

Individual customers

Our banks provide services and products to individuals throughout Colombia. Our banks classify their individual banking customers into separate categories based principally on income.

At December 31, 2012, our banks had a total of approximately 7,626,600 individual customers, an increase of 6.8% over approximately 7,143,600 individual customers at December 31, 2011. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

The following table presents the number of individual customers that our banks served at December 31, 2012 and 2011.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)
	(in thousands)
Total individual customers:
2012	3,454.9	463.6	2,518.5	1,189.5	7,626.6
2011	3,071.9	441.8	2,533.8	1,096.1	7,143.6

(1)	Reflects aggregated amounts of our banking subsidiaries.

Lending activities

In accordance with Superintendency of Finance guidelines, we classify our banks’ loans into the following categories: commercial, consumer, microcredit, mortgages and financial leasing.

The following table presents our loan portfolio at December 31, 2012.

	At December 31, 2012
	Grupo Aval entities					Grupo Aval consolidated (3)(4)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (2)
	(in Ps billions)
Commercial	28,721.9	9,487.5	5,101.4	2,224.0	45,534.8	45,514.2
Consumer	10,862.0	3,492.5	6,217.3	2,808.5	23,380.2	23,380.2
Microcredit (1)	257.0	–	15.5	18.4	290.9	290.9
Mortgages	3,448.7	1.8	92.4	805.4	4,348.3	4,348.3
Financial leasing	2,175.2	4,016.6	322.3	–	6,514.0	6,495.7
Total	45,464.7	16,998.3	11,748.9	5,856.3	80,068.3	80,029.4

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

As of December 31, 2012, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 5.9%, 8.1% and 9.0%, respectively, of our consolidated total loan portfolio.

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

The following table presents our commercial loan portfolio at December 31, 2012.

	At December 31, 2012
	Grupo Aval entities
	Banco de Bogotá (3)	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)(3)	Grupo Aval consolidated (2)(3)
	(in Ps billions)
General purpose loans	19,604.3	6,836.7	3,698.4	2,138.1	32,277.5	32,256.9
Loans funded by development banks	839.6	299.8	448.1	74.3	1,661.9	1,661.9
Working capital loans	7,924.1	2,241.4	943.4	–	11,108.9	11,108.9
Credit cards	188.9	49.7	2.1	1.8	242.6	242.6
Overdrafts	165.0	59.8	9.4	9.8	244.0	244.0
Total	28,721.9	9,487.5	5,101.4	2,224.0	45,534.8	45,514.2

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Reflects Banco de Bogotá consolidated figures which include BAC Credomatic’s operations.

Consumer loans

Our consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, loans funded by development banks and general purpose loans. Our personal loans consist primarily of payroll loans. A payroll loan is a short- or medium-term loan, where payments are deducted directly from an employer’s salary.

The following table presents our consumer loan portfolio at December 31, 2012.

	At December 31, 2012
	Grupo Aval entities
	Banco de Bogotá (4)	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)(4)	Grupo Aval Consolidated (2)(4)
	(in Ps billions)
Personal loans	4,857.5	1,469.9	6,121.3	2,511.3	14,960.1	14,960.1
Automobile and other vehicle loans	1,517.3	1,286.8	20.6	3.3	2,828.1	2,828.1
Credit cards	4,423.5	572.4	68.6	292.0	5,356.6	5,356.6
Overdrafts	62.3	10.7	1.2	1.8	76.0	76.0
Loans funded by development banks	–	–	0.2	–	0.2	0.2
General purpose loans	–	152.6	5.3	–	157.9	157.9
Working capital loans	1.4	–	–	–	1.4	1.4
Total (3)	10,862.0	3,492.5	6,217.3	2,808.5	23,380.2	23,380.2

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Includes microcredit loans.

(4)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Mortgages

Banco AV Villas is our principal provider of loans to customers for the purchase of real estate secured by mortgages, and Banco de Bogotá is gradually entering this business. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, and all of our mortgage loans have maturities of between five and fifteen years. The average maturity at December 31, 2012 was 128 months. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. As a result, our average loan-to-value ratio was 41.8% at December 31, 2012.

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

The following table presents our leasing portfolio at December 31, 2012.

	At December 31, 2012
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1) (3)	Grupo Aval consolidated (2) (3)
	(in Ps billions)
Commercial leases	2,105.5	4,006.8	307.6	–	6,419.9	6,401.5
Consumer leases	69.7	9.8	14.7	–	94.2	94.2
Total	2,175.2	4,016.6	322.2	–	6,514.0	6,495.7

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Reflects Banco de Bogotá consolidated figures which include BAC Credomatic’s operations.

Credit cards

We provide credit card services to our bank customers in Colombia through the Visa and MasterCard networks. The following table presents the number of active issued credit cards of our banks in Colombia at December 31, 2012.

Active issued credit cards
Bank	December 31, 2012
Banco de Bogotá	673,810
Banco de Occidente	433,771
Banco Popular	61,666
Banco AV Villas	272,528
Total Colombian active issued credit cards (1)	1,441,775

(1)	BAC Credomatic had approximately 1,170,000 credit card accounts in Central America at December 31, 2012. See “―BAC Credomatic operations―Lending activities― Credit cards.”

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

The following table presents our deposits by product type at the dates indicated.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Aggregate (1)		Consolidated (3) (4)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	(in Ps billions)
Checking accounts	13,112.6	12,510.6	4,819.6	4,897.7	1,518.7	1,493.3	680.8	535.2	20,131.7	19,436.8	20,102.4	19,417.8
Savings accounts	18,794.7	14,805.4	6,450.8	5,729.0	5,910.9	5,751.2	3,706.5	3,286.0	34,862.9	29,571.6	33,545.9	27,912.0
Time deposits (CDs)	18,557.4	15,450.3	4,652.2	3,002.7	1,922.2	1,916.5	2,338.7	2,279.5	27,470.5	22,649.0	26,865.0	22,630.5
Other deposits	557.0	600.2	248.9	291.1	84.7	94.3	59.5	61.8	950.2	1,047.4	950.0	1,047.4
Total (2)	51,021.7	43,366.5	16,171.6	13,920.5	9,436.6	9,255.3	6,785.4	6,162.5	83,415.3	72,704.8	81,463.3	71,007.6

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Interbank deposits have been excluded.

(3)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(4)	Reflects Banco de Bogotá consolidated figures which include BAC Credomatic’s operations.

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

Distribution

Our banks provide services and products to their customers through our network. Each of our banks manages its own distribution network. In 1998, we created the Red de Grupo Aval (Grupo Aval network) which allows customers of any of our banks to make transfers, payments and undertake other basic banking functions in the networks of our other banks, through traditional channels and electronic networks, with results posting in real time to the accountholder’s bank with no additional fees. Red de Grupo Aval (Grupo Aval network) services vary for each channel.

The following chart shows the distribution channels of our network.

Distribution channel	Description
Full-service branches
We had 1,317 full-service branches at December 31, 2012. Red de Grupo Aval (Grupo Aval network) service points across our banks allow our bank customers to perform check cashing, deposits, savings account withdrawals, loan and credit card payments, transfers and advances at any of our branches.

ATMs and electronic service points
We had 3,086 ATMs and 404 other electronic service points (non-cash dispensing teller machines) at December 31, 2012. Through our ATMs and electronic service points, all of our bank customers can, among other services, consult their balances, execute loan and credit card payments, transfers and advances, and pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Payment collection centers (Centros de pagos)
We had 105 payment collection centers at December 31, 2012, which allow our customers to pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Banking correspondents (Corresponsales bancarios)
We had 15,004 banking correspondents at December 31, 2012. Our banks enter into agreements with various third parties, including convenience store owners, to provide all of our bank customers with certain services which can include checking and savings account withdrawals, account balance consultation, loan and credit card payments, transfers and advances, and payments for certain third-party services where we have a payment collection agreement in place with such third-party (such as utility service companies).

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

The following map presents our banks’ points of service across the principal regions of Colombia, at December 31, 2011 and 2012.

Source: Grupo Aval

Note: Other points of service include banking correspondents including our Red Cerca operations, (corresponsales bancarios) or “CBs,” electronic service points (agilizadores electrónicos) and payment collection centers (centros de pago). The increase in total points of service from 2010 to 2011 was due to an increase of our Red Cerca operations.

The following table presents transaction volumes through our branches and ATMs at December 31, 2012 and 2011.

	Transactions		% of total transactions
	At December 31,		At December 31,
Grupo Aval	2012	2011	2012	2011
	(in thousands)
Branches	261,732	252,853	34.6	36.1
ATMs	140,554	136,157	18.6	19.4
Other	58,706	40,557	7.8	5.8
Total service points	460,992	429,567	60.9	61.4

In addition, the following table presents transaction volumes for online banking, mobile banking and automated telephone banking channels which, pursuant to our growth strategy, are expected to grow on an annual basis relative to total transactions, at December 31, 2012 and 2011.

	Transactions		% of total transactions
	At December 31,		At December 31,
Grupo Aval	2012	2011	2012	2011
	(in thousands)
Online banking	277,933	248,021	36.7	35.4
Mobile banking	4,912	9,058	0.6	1.3
Automated telephone banking	13,395	13,525	1.8	1.9
Total	296,240	270,604	39.1	38.6
In 2012, a total of 27.2 million messages were sent through our mobile phone banking system, an increase of approximately 19.1% as compared to 22.8 million messages in 2011.

Our call centers provide our customers with assistance relating to bank services and products, information updates, service-related complaints, payment or account linkages, and credit card blockage. Our call centers are also used for telemarketing, collection of past-due loans and customer loyalty initiatives. In 2012, the number of inbound calls to our call centers was 9.4 million and the number of outbound calls was 29.6 million. In 2011, the number of inbound calls to our call centers was 7.3 million and the number of outbound calls was 24.6 million.

Banco de Bogotá

Banco de Bogotá is Colombia’s oldest financial institution and the second largest bank in the country based on net income, with a market share of 15.1% of deposits and 13.5% of loans at December 31, 2012.

At and for the year ended December 31, 2012, Banco de Bogotá had total assets of Ps 80,506.4 billion and net income of Ps 1,326.0 billion.

Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 638 branches and 1,289 ATMs in Colombia at December 31, 2012. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 18.5% of commercial loans at December 31, 2012. Following its 2006 acquisition of Megabanco, Banco de Bogotá expanded its consumer banking business and now has a market share of 9.3% of consumer loans as of December 31, 2012. Banco de Bogotá’s ROAE of 18.1% and efficiency ratio of 49.6% for the year ended December 31, 2012 make it one of the most profitable and efficient banks in Colombia.

Ownership

The following table presents the share ownership structure of Banco de Bogotá at December 31, 2012.

Banco de Bogotá ownership
(in percentages)
Grupo Aval	64.4
Mr. Sarmiento Angulo (additional beneficial ownership)	9.6
Subtotal	74.0
Other investors (1)	13.3
General public	12.7
Total	100.0

(1)	Based on publicly available information, we have identified a group of investors who have maintained ownership of record of at least one percent in Banco de Bogotá over a significant period of time.

History

Founded in 1870, Banco de Bogotá is the oldest and second largest financial institution in Colombia. In 1922, it opened its first branch outside of Bogotá. Throughout the 1920s, Banco de Bogotá’s network outside Bogotá expanded, due in part to a series of acquisitions. In 1967, Banco de Bogotá opened its first office in Panama; in 1974, it opened a branch office in New York City; and in 1977, it founded Banco de Bogotá Trust Company (subsequently sold). In 1980, Banco de Bogotá Trust Company established Banco de Bogotá International Corporation, an affiliate in Miami, Florida. The New York City branch office and the Miami affiliate were subsequently converted into agencies. Banco de Bogotá was reorganized in 1988 following the acquisition of a majority ownership interest by Mr. Sarmiento Angulo, Grupo Aval’s chairman and majority shareholder, earlier that year. Porvenir was formed in 1991 and began its operations as a severance fund manager. In 1992, Banco de Bogotá completed a merger with Bancomercio. In 1998, Mr. Sarmiento Angulo contributed a majority of his Banco de Bogotá ownership interest to Grupo Aval. In 2006, Banco de Bogotá acquired and merged with Megabanco, which expanded its services for lower income consumers. In May 2010, Banco de Bogotá completed the merger of its wholly-owned subsidiary, Leasing Bogotá, which allows it to perform leasing operations. In December 2010, Banco de Bogotá acquired BAC Credomatic. In December 2011, Banco de Bogotá completed its first international bond offering raising U.S.$600 million. In February 2013, Banco de Bogotá completed its second international bond offering raising U.S.$500 million.

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

The following chart presents Banco de Bogotá’s principal subsidiaries as of December 31, 2012.

Source: Banco de Bogotá data at December 31, 2012.

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

(3)
The remaining shares of Corficolombiana are 19.1% owned by Grupo Aval entities, 0.9% by funds managed by Porvenir, 11.3% by other investors who have maintained ownership of record of at least one percent in Corficolombiana over a significant period of time, 30.5% by the general public, and 0.3% beneficially owned by Mr. Sarmiento Angulo.

Enterprise customers

Banco de Bogotá’s enterprise customers are classified as follows: very large corporations, with annual incomes in excess of Ps 50 billion; large corporations, with annual incomes of between Ps 8 billion and Ps 50 billion; public sector customers and cooperative institutions; small- and medium-size enterprises, with revenues of between Ps 0.5 billion and Ps 8 billion; and very small businesses, with revenues under Ps 0.5 billion. Banco de Bogotá’s primary focus is on very large corporations, large corporations, public sector customers and cooperative institutions, which represented 54.1% of its total loan portfolio at December 31, 2012 on an unconsolidated basis.

At December 31, 2012, Banco de Bogotá had a total of approximately 190,700 enterprise customers, an increase of 24.2% over the approximately 153,600 enterprise customers at December 31, 2011 on an unconsolidated basis. The following table presents the number of Banco de Bogotá’s enterprise customers at the dates indicated on an unconsolidated basis.

	At December 31,
	2012	2011
	(in thousands)
Very large corporations, large corporations and public sector customers and cooperative institutions	10.1	6.9
Small- and medium-size enterprises	27.6	22.1
Very small businesses	101.5	30.8
Other (1)	51.5	93.9
Total	190.7	153.6

(1)	Includes education institutes, civic associations, museums, sports leagues, religious institutions and others.

Individual customers

Banco de Bogotá’s individual customers are classified as follows: preferential customers, with annual incomes in excess of ten times the annual minimum wage of Ps 6,800,400; high net worth customers, with annual incomes of between six and ten times the minimum wage; individual customers, with annual incomes of between two and six times the minimum wage; and low-income customers, with annual incomes of under two times the minimum wage. Banco de Bogotá’s individual customer strategy is to focus on preferential customers, who represented 3.2% of the total customer base and 7.9% of its loan portfolio at December 31, 2012 on an unconsolidated basis.

At December 31, 2012, the bank had a total of approximately 3,454,900 individual customers, an increase of 12.5% over the approximately 3,071,900 individual customers at December 31, 2011 on an unconsolidated basis.

The following table presents the number of individual customers that Banco de Bogotá served at the dates indicated on an unconsolidated basis.

	At December 31,
	2012	2011
	(in thousands)
Preferential individual customers	113.2	127.3
Other individual customers	3,341.6	2,944.7
Total	3,454.9	3,071.9

Lending activities

The following table presents Banco de Bogotá’s loan portfolio at the dates indicated.

	At December 31, (1)		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
Commercial	28,721.9	25,434.3	3,287.5	12.9
Consumer	10,862.0	9,282.1	1,579.9	17.0
Microcredit	257.0	240.7	16.3	6.8
Mortgages	3,448.7	3,444.7	4.1	0.1
Financial leases	2,175.2	1,633.3	541.9	33.2
Total	45,464.8	40,035.0	5,429.7	13.6

(1)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Commercial loans

Banco de Bogotá’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco de Bogotá’s commercial loan portfolio at the dates indicated.

	At December 31, (1)		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
General purpose loans	19,604.3	16,861.7	2,742.6	16.3
Loans funded by development banks	839.6	939.3	(99.7)	(10.6)
Working capital loans	7,924.1	7,344.2	579.9	7.9
Credit cards	188.9	135.2	53.7	39.7
Overdrafts	165.0	153.9	11.1	7.2
Total	28,721.9	25,434.3	3,287.5	12.9

(1)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Consumer loans

Banco de Bogotá’s consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards and overdrafts.

The following table presents Banco de Bogotá’s consumer loan portfolio at the dates indicated.

	At December 31, (1)		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
Credit cards	4,423.5	3,699.2	724.2	19.6
Personal loans	4,857.5	4,048.6	808.9	20.0
Automobile and other vehicle loans	1,517.3	1,482.4	34.9	2.4
Overdrafts	62.3	51.8	10.4	20.1
Working capital loans	1.4	0	1.4	–
Total	10,862.0	9,282.1	1,579.9	17.0

(1)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Financial leases

Banco de Bogotá had Ps 2,175.2 billion and Ps 1,633.3 billion of financial leasing assets at December 31, 2012 and December 31, 2011, respectively, on a consolidated basis.

Leasing Corficolombiana, Corficolombiana’s leasing subsidiary, had Ps 581.2 billion and Ps 509.9 billion of financial leasing assets at December 31, 2012 and 2011, respectively, and Ps 14.7 billion and Ps 13.7 billion of net income for the years ended December 31, 2012 and 2011, respectively. Corficolombiana is a subsidiary of Banco de Bogotá.

Deposit-taking activities

Banco de Bogotá offers customers checking accounts, savings accounts, time deposits (CDs) and other deposits as described in the table below.

The following table presents a breakdown of Banco de Bogotá’s deposits by product type at the dates indicated.

	At December 31, (1)		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
Checking accounts	13,112.6	12,510.6	601.9	4.8
Savings accounts	18,794.7	14,805.4	3,989.3	26.9
Time deposits	18,557.4	15,450.3	3,107.1	20.1
Other deposits	557.0	600.2	(43.2)	(7.2)
Total	51,021.7	43,366.5	7,655.2	17.7

(1)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

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

Distribution

The following map presents Banco de Bogotá’s points of service across the principal regions of Colombia at December 31, 2011 and 2012.

Source: Banco de Bogotá Colombian operations.

Note: Other points of service include banking correspondents (corresponsales bancarios), electronic service points (agilizadores electrónicos) and collection centers (centros de pago).

Banco de Bogotá has network concentration of approximately 50.7% in Colombia’s central region, of which Bogotá represents approximately 53.2%. Banco de Bogotá has market share of approximately 12.5% of branches and approximately 10.4% of ATMs at December 31, 2012.

The following table presents transaction volumes through Banco de Bogotá’s physical distribution channels in Colombia at the dates indicated.

	Transactions		% of total transactions
	At December 31,		At December 31,
Banco de Bogotá	2012	2011	2012	2011
	(in thousands)
Branches	138,367	131,012	43.7	45.0
ATMs	45,888	43,272	14.5	14.9
Other	12,803	7,998	4.0	2.7
Total	197,058	182,282	62.2	62.7

The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels in Colombia at the dates indicated.

	Transactions		% of total transactions
	At December 31,		At December 31,
Banco de Bogotá	2012	2011	2012	2011
	(in thousands)
Online banking	112,668	100,790	35.6	34.6
Mobile banking	478	510	0.2	0.2
Automated telephone banking	6,573	7,300	2.1	2.5
Total	119,718	108,600	37.8	37.3

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco de Bogotá also offers the following other services and products:

•
fiduciary services including portfolio management, collateral and payment services for project finance, and real estate escrow services through its 95.0% direct ownership interest in Fidubogotá, the second largest fiduciary in Colombia as measured by net income and the third largest as measured by assets under management at December 31, 2012;

•	merchandise storage and deposit, customs agency, cargo management and merchandise distribution, through its subsidiary Almaviva;

•	brokerage services, fund management, portfolio management, securities management and capital markets consulting services through its 22.8% direct ownership interest in Casa de Bolsa;

•
pension fund administration through Porvenir, by which Banco de Bogotá is the one of the most important pension fund administrator in Colombia, as measured by number of customers, assets under management, ROAE and profitability at December 31, 2012;

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

Banco de Occidente

 Banco de Occidente is the fifth largest bank in Colombia, with market shares of 6.5% of deposits and 7.3% of loans at December 31, 2012.

Banco de Occidente focuses on enterprise customers, state-owned entities and retail customers and has a diversified revenue stream. For the year ended December 31, 2012, its loan portfolio was distributed as follows: approximately 23.0% in consumer and auto lending; approximately 52.8% in corporate and public sector lending; and approximately 24.3% in SMEs. Banco de Occidente had market shares of 7.3% of commercial loans and 5.3% of consumer loans at December 31, 2012.

Banco de Occidente has had a market share of approximately 13.5% of checking accounts for the past five years. Additional areas of focus for future growth include low-risk consumer loan services and products such as payroll loans and loans to government agencies. Banco de Occidente’s ROAE was 16.1% for 2012.

Ownership

The following table presents the share ownership structure of Banco de Occidente at December 31, 2012.

Banco de Occidente ownership
(in percentages)
Grupo Aval	68.2
Corficolombiana (1)	4.0
Mr. Sarmiento Angulo (additional beneficial ownership)	13.3
Subtotal	85.5
Other investors (2)	5.5
General public	9.1
Total	100.0

(1)
Corficolombiana held this 4.0% beneficial interest in Banco de Occidente at December 31, 2012, due to the merger of Leasing de Occidente into Banco de Occidente in June 2010. These shares are expected to be sold in open-market transactions.

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

On September 22, 2011, Banco de Occidente raised Ps 200,000 million (U.S.$106 million) in an equity offering of 6,060,606 ordinary shares. Grupo Aval subscribed for Ps 149,639 million (U.S.$80 million) of shares, and our ownership in Banco de Occidente increased slightly from 68.0% to 68.2% at December 31, 2012.

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

The following chart presents Banco de Occidente’s principal subsidiaries at December 31, 2012.

Source: Company data at December 31, 2012.

(1)	Remaining shares held 35.0% by Fiduciaria de Occidente and 19.9% by Corficolombiana.

Enterprise customers

Banco de Occidente’s enterprise customers are classified as follows: very large corporations, with annual incomes in excess of Ps 60 billion; large corporations, with annual incomes of between Ps 15 billion and Ps 60 billion; medium-size businesses, with annual incomes of between Ps 5.5 billion and 15 billion; small businesses, with annual incomes of between Ps 0.5 billion and Ps 5.5 billion; and public sector institutions. Banco de Occidente’s focus is on very large and large corporations, which represented approximately 46.5% of its loan portfolio at December 31, 2012.

At December 31, 2012, Banco de Occidente had approximately 68,000 enterprise customers, an increase of approximately 8.8% over the approximately 62,500 enterprise customers at December 31, 2011.

The following table presents Banco de Occidente’s enterprise customers at the dates indicated.

	At December 31,
	2012	2011
	(in thousands)
Very large corporations	2.8	2.0
Large corporations	7.9	5.1
Medium-size businesses	7.8	6.2
Small businesses	47.9	47.7
Public sector institutions	1.5	1.5
Total	68.0	62.5

Individual customers

Banco de Occidente’s individual customers are classified as follows: preferential customers, with annual income in excess of 43 times the annual minimum wage of Ps 6,800,000 in 2012; high net worth individuals, with annual income of between 5.6 and 43 times the annual minimum wage; mass-market and microfinance individuals, with annual income of between 1.0 and 5.6 times the annual minimum wage; and microfinance businesses, with annual incomes of under Ps 0.5 billion. Banco de Occidente’s individual customer strategy is to focus on high net worth individuals.

At December 31, 2012, Banco de Occidente had a total of approximately 463,600 individual customers, an increase of approximately 4.9% over the approximately 441,800 individual customers at the end of 2011.

The following table presents the number of individual customers that Banco de Occidente served at the dates indicated.

	At December 31,
	2012	2011

Preferential customers	3.8	3.4
High net worth individuals	119.1	104.9
Mass-market, microfinance individuals and microfinance businesses	340.8	333.5
Total	463.6	441.8

Lending activities

The following table presents Banco de Occidente’s loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
Commercial	9,487.5	8,619.6	868.0	10.1
Consumer	3,492.5	2,805.9	686.5	24.5
Microcredit	–	–	–	–
Mortgages	1.8	0.0	1.8	–
Financial leases	4,016.6	3,288.3	728.3	22.1
Total	16,998.3	14,713.8	2,284.5	15.5

Commercial loans

Banco de Occidente’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco de Occidente’s commercial loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
		(in Ps billions)
General purpose loans	6,836.7	5,811.3	1,025.5	17.6
Loans funded by development banks	299.8	396.8	(97.0)	(24.4)
Working capital loans	2,241.4	2,300.1	(58.7)	(2.6)
Credit cards	49.7	44.3	5.5	12.4
Overdrafts	59.8	67.1	(7.3)	(10.9)
Total	9,487.5	8,619.6	868.0	10.1

Consumer loans

Banco de Occidente’s consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, general purpose loans and other loans.

The following table presents Banco de Occidente’s consumer loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
Credit cards	572.4	469.4	103.1	22.0
Personal loans	1,469.9	1,106.4	363.4	32.8
Automobile and other vehicle loans	1,286.8	1,065.0	221.9	20.8
Overdrafts	10.7	9.9	0.9	8.7
Loans funded by development banks	–	–	–	–
General purpose loans and other loans	152.6	155.3	(2.7)	(1.7)
Total	3,492.5	2,805.9	686.5	24.5

Financial leases

Leasing de Occidente S.A., which was formerly Banco de Occidente’s leasing subsidiary until June 2010 (when it was merged into Banco de Occidente), was the second largest leasing business in Colombia as measured by assets at the date of the merger.

To take advantage of Banco de Occidente’s lower cost of funding, wider distribution network and centralized administration, Leasing de Occidente was merged into Banco de Occidente, and Banco de Occidente now directly offers leasing products. Banco de Occidente had Ps 4,016.6 of loan leases at December 31, 2012, an increase of 22.1% over the Ps 3,288.3 billion of loan leases at December 31, 2011.

Deposit-taking activities

Banco de Occidente has a relatively low cost of funds as a result of its relatively high proportion of deposits held in checking accounts. At December 31, 2012, approximately 31.0% of Banco de Occidente’s deposits were held by customers in checking accounts, as compared to a national banking system average of approximately 17.7% at that date.

Banco de Occidente offers checking accounts, savings accounts, time deposits and other deposits as described in the table below. The following table presents a breakdown of Banco de Occidente’s deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
Checking accounts	4,819.6	4,897.7	(78.0)	(1.6)
Savings accounts	6,450.8	5,729.0	721.8	12.6
Time deposits	4,652.2	3,002.7	1,649.5	54.9
Other deposits (1)	248.9	291.1	(42.2)	(14.5)
Total	16,171.6	13,920.5	2,251.1	16.2

(1)	Includes active account portfolios, payroll accounts, funds held in trust, banks and correspondents, special deposits and temporary deposits held in connection with collection services agreements.

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

For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco de Occidente’s points of service across the principal regions of Colombia, at December 31, 2011 and 2012.

Source:	Banco de Occidente

Note: Other points of service include banking correspondents (corresponsales bancarios), electronic service points (agilizadores electrónicos) and collection centers (centros de pago).

Banco de Occidente had a network concentration of approximately 42.2% in Colombia’s central region and approximately 30.5% in Bogotá at December 31, 2012. Banco de Occidente is also active in the southwestern region of Colombia, in which approximately 21.9% of its distribution network is located. Banco de Occidente had approximately 3.7% market share of branches and approximately 2.0% market share of ATMs at December 31, 2012.

The following table presents transaction volumes through Banco de Occidente’s physical distribution channels at the dates indicated.

	Transactions		% of total transactions
	At December 31,		At December 31,
Banco de Occidente	2012	2011	2012	2011
	(in thousands)
Branches	42,061	41,735	28.8	31.3
ATMs	6,238	5,943	4.3	4.5
Other	31,196	20,765	21.4	15.6
Total	79,495	68,443	54.5	51.4

The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels at the dates indicated.

	Transactions		% of total transactions
	At December 31,		At December 31,
Banco de Occidente	2012	2011	2012	2011
	(in thousands)
Online banking	63,028	61,826	43.2	46.4
Mobile banking	166	31	0.1	–
Automated telephone banking	3,129	2,828	2.1	2.1
Total	66,323	64,685	45.5	48.6

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco de Occidente also offers the following services:

•
fiduciary services, including portfolio management, trust management and fiduciary guarantees through its 95% ownership interest in Fiduciaria de Occidente S.A., the fourth largest fiduciary in Colombia as measured by net income and the fifth largest measured by assets under management at December 31, 2012; and

•
deposits and loans in foreign currencies through its 95% ownership interest in Banco de Occidente (Panama) and U.S. dollar and Euro deposits, loans and credit cards through Occidental Bank (Barbados) Limited.

In 2009, through its bancassurance line, Banco de Occidente began offering unemployment insurance for its loans, where the insurer provides coverage for the first six months of missed payments. In 2011, Banco de Occidente transformed the bancassurance line into a division entrusted with creating additional insurance options for the bank's customers and developing a marketing strategy that uses diverse channels. The bank expanded its offering of unemployment insurance to other credit-related products, such as financing large vehicles and motorcycles. It also launched an individual insurance portfolio that includes coverage for certain cancers, other serious illnesses and personal accidents. The bank sells insurance products through its own sales force and telemarketing. During 2012 Banco de Occidente’s policy issuance increased by 13.0%. Banco de Occidente intends to expand its bancassurance offerings through the “customer journey” strategy, which consists of delivering a personalized portfolio that complements the financial product offering with insurance products that target the customer's specific insurance needs (for example, unemployment benefits, auto insurance in auto loans, and other such products).

Banco Popular

Banco Popular is the seventh largest bank in Colombia, with a market share of 4.2% of deposits and 5.1% of loans at December 31, 2012. Banco Popular operates primarily in the consumer and public sector businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to public sector employees.

Banco Popular achieved improved returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which has resulted in consumer loans with a substantially lower-risk profile for consumer loans (consumer past-due loans of 2.7% compared to a banking system average of 4.7% at December 31, 2012). At and for the year ended December 31, 2012, Banco Popular had total assets of Ps 15,128.6 billion a net income of Ps 377.9 billion and 221 branches.

Banco Popular’s focus on consumer loans and institutional customers generates a mix of well-diversified and stable sources of revenues, which contributed to its status as the most profitable bank among our principal competitors in 2012 with an ROAE of 18.7%.

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

Ownership

The following table presents the share ownership structure of Banco Popular at December 31, 2012.

Banco Popular ownership
(in percentages)
Grupo Aval	93.7
Mr. Sarmiento Angulo (additional beneficial ownership)	0.8
Subtotal	94.5
Ownership by funds managed by Porvenir	1.1
Other investors and general public (1)	4.4
Total	100.0

(1)	Includes the remaining interest of the Colombian government following privatization.

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

The following chart presents Banco Popular’s principal subsidiaries at December 31, 2012.

Source: Company data at December 31, 2012.

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

At December 31, 2012, Banco Popular had a total of approximately 8,000 corporate and public sector customers, an increase of approximately 8.8 % over approximately 7,300 corporate and public sector customers at December 31, 2012. The following table presents the number of Banco Popular’s enterprise customers at the dates indicated.

	At December 31,
	2012	2011
	(in thousands)
Very large corporations	0.7	0.6
Large corporations	0.7	0.6
Medium-size businesses	4.2	3.9
Public sector entities	1.3	1.3
Other	1.1	0.9
Total	8.0	7.3

Individual customers

Banco Popular classifies as individual mass-market customers all the individual or corporate customers with an income under Ps 2.0 billion. At December 31, 2012, approximately 51.7% of Banco Popular’s total loan portfolio consisted of payroll loans, which Banco Popular believes allow it to obtain higher returns with less risk of default.

At December 31, 2012, Banco Popular had a total of approximately 2,518,500 individual mass-market customers, a decrease of approximately 0.6% over approximately 2,533,800 individual customers at December 31, 2011.

Lending activities

The following table presents Banco Popular’s loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
Commercial	5,101.4	4,407.7	693.7	15.7
Consumer	6,217.3	5,411.9	805.4	14.9
Microcredit	15.5	20.8	(5.3)	(25.4)
Mortgages	92.4	92.8	(0.4)	(0.4)
Financial leases	322.3	264.2	58.1	22.0
Total	11,748.9	10,197.3	1,551.6	15.2

Commercial loans

Banco Popular’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco Popular’s commercial loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
General purpose loans	3,698.4	3,520.5	177.8	5.1
Loans funded by development banks	448.1	407.6	40.6	10.0
Working capital loans	943.4	467.5	475.9	101.8
Credit cards	2.1	2.1	0.0	0.7
Overdrafts	9.4	9.9	(0.6)	(5.7)
Total	5,101.4	4,407.7	693.7	15.7

Consumer loans

Banco Popular’s consumer loan portfolio consists of personal loans, automobile and vehicle loans, credit cards, overdrafts and general purpose loans.

The following table presents Banco Popular’s consumer loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
Personal loans (1)	6,121.3	5,321.8	799.5	15.0
Automobile and vehicle loans	20.6	16.3	4.4	26.7
Credit cards	68.6	67.6	1.0	1.5
Overdrafts	1.2	1.3	(0.1)	(5.5)
General purpose loans	5.3	4.7	0.5	10.7
Loans funded by development banks	0.2	0.2	0.0	22.8
Total	6,217.3	5,411.9	805.4	14.9

(1)	Payroll loans represented 99.3% of personal loans at December 31, 2012.

Financial leases

Banco Popular had Ps 322.3 billion of financial leasing assets at December 31, 2012.

Deposit-taking activities

Banco Popular generates a substantial portion of its deposits through agreements with customers pursuant to which they agree to maintain a certain level of deposits in checking and/or savings accounts in exchange for the performance of services, primarily payment and collection services. These deposits totaled Ps 4,985.3 billion, representing approximately 52.8 % of total deposits, at December 31, 2012.

Banco Popular offers customers checking accounts, savings accounts and time deposits.

The following table presents a breakdown of Banco Popular’s deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
Checking accounts	1,518.7	1,493.3	25.4	1.7
Savings accounts	5,910.9	5,751.2	159.8	2.8
Time deposits	1,922.2	1,916.5	5.6	0.3
Other deposits	84.7	94.3	(9.5)	(10.1)
Total	9,436.6	9,255.3	181.3	2.0

For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco Popular’s points of service across the principal regions of Colombia at December 31, 2011 and 2012.

Source: Banco Popular

Note: Other points of service include banking correspondents (corresponsales bancarios), electronic service points (agilizadores electrónicos) and collection centers (centros de pago).

Banco Popular had a network concentration of approximately 50.7% in Colombia’s central region and approximately 28.9% in Bogotá at December 31, 2012. Banco Popular had a market share of approximately 4.3% of branches and a market share of approximately 8.2% of ATMs at December 31, 2012.

The following table presents transaction volumes through Banco Popular’s physical distribution channels at the dates indicated.

	Transactions		% of total transactions
	At December 31,		At December 31,
Banco Popular	2012	2011	2012	2011
	(in thousands)
Branches	37,506	36,886	31.1	33.6
ATMs	49,811	46,283	41.3	42.2
Other	3,827	2,565	3.2	2.3
Total	91,144	85,734	75.5	78.1

The following table presents transaction volume for online banking and automated telephone banking channels at the dates indicated.

	Transactions		% of total transactions
	At December 31,		At December 31,
Banco Popular	2012	2011	2012	2011
	(in thousands)
Online banking	26,411	21,299	21.9	19.4
Automated telephone banking	3,141	2,741	2.6	2.5
Total	29,552	24,040	24.5	21.9

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco Popular also offers the following services and products:

•	fiduciary services, including portfolio management and trust management through its 94.9% ownership interest in Fiduciaria Popular S.A.;

•
merchandise and document storage and deposit, customs agency, cargo management, surety bond, merchandise distribution and other related services through its 71.1% ownership interest in Alpopular Almacén General de Depósito S.A.; and

•	collection, payment, consignment, investment and foreign exchange services.

In 2009, through its bancassurance line, Banco Popular began offering unemployment insurance for its loans, where the insurer provides coverage for the first six months of missed payments. In 2012, Banco Popular expanded its insurance offerings to consumer loans and credit cards, and in 2012, the bank expects to provide insurance for savings and checking deposits. Banco Popular intends to expand its bancassurance offerings over the next few years through the “customer journey” strategy, which consists of delivering a personalized portfolio that complements the financial product offering with insurance products that target the customer's specific insurance needs (for example, unemployment benefits, auto insurance in auto loans, and other such products).

Banco AV Villas

Banco AV Villas has evolved from being a traditional mortgage lender to a diversified full-service consumer bank targeting middle- and low-income customers. It is our most active bank in usage of non-traditional distribution channels (mobile banking, banking correspondents and virtual branches). Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas had a market share of 3.0% of deposits, 2.5% of loans, 4.3% of consumer loans and 4.2% of mortgages at December 31, 2012.

At and for the year ended December 31, 2012, Banco AV Villas had total assets of Ps 8,920.4 billion, net income of Ps 172.3 billion and 268 bank branches. Banco AV Villas’ ROAE was 16.7% for the year ended December 31, 2012. Banco AV Villas’ efficiency ratio for the year ended December 31, 2012 was 55.8%.

In the consumer segment, Banco AV Villas focuses on high-margin services and products such as general purpose loans, payroll loans and credit cards, as well as its traditional line of mortgages. It serves customers through a recently expanded sales force and through its traditional retail network, entrepreneurial business centers and instant credit offices, known as “OCIs,” where credit applicants receive the outcome of their credit application within two hours. Banco AV Villas also seeks to continue to expand in the small- and medium-size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas has developed projects, such as the Nearby Network (Red Cerca), that will allow it to increase coverage by banking correspondents and offer a wide array of services to individuals and small- and medium-size businesses through its mobile banking platform.

Ownership

The following table presents the share ownership structure of Banco AV Villas at December 31, 2012.

Banco AV Villas ownership (includes common and preferred shares)
(in percentages)
Grupo Aval (1)	79.9
Mr. Sarmiento Angulo (additional beneficial ownership)	15.4
Subtotal	95.3
General public	4.7
Total	100.0

(1)	Includes 0.1% of preferred shares.

History

Corporación de Ahorro y Vivienda Las Villas (predecessor entity to Banco AV Villas) was established by Mr. Sarmiento Angulo in 1972 to finance real estate housing developments. Throughout the 1970s, 1980s and the first half of the 1990s, Corporación de Ahorro y Vivienda Las Villas was a major participant in the mortgage business, particularly in low-to-middle-income residential neighborhoods. This preeminence in the mortgage business led to the brand’s positioning and the high level of recognition that it still holds. In 2000, Corporación de Ahorro y Vivienda Las Villas was merged with Corporación de Ahorro y Vivienda Ahorramás, which Grupo Aval acquired in 1997, and in 2002 the merged entity was transformed into a bank under the name Banco AV Villas following a Ps 30.0 billion capital injection by Grupo Aval to weather the Colombian mortgage crisis of the late 1990s. Since that time, the bank’s business focus has been on commercial banking for individuals and small- and medium-size businesses as well as on a smaller mortgage business.

Business overview and operations

The following chart shows Banco AV Villas’ main equity investment at December 31, 2012.

Source: Company data at December 31, 2012.

(1)	The remaining 60% of A Toda Hora S.A. is owned by Banco de Bogotá, Banco de Occidente and Banco Popular.

A Toda Hora S.A., or “ATH,” is a wholly-owned indirect subsidiary of Grupo Aval and is the administrator of Grupo Aval’s ATMs and the transactional services that flow through the Red de Grupo Aval (Grupo Aval network), such as internet, e-banking, electronic service points and payment spots, in which Banco AV Villas has a 40% interest. At December 31, 2012, ATH managed approximately 61% of Red de Grupo Aval’s 3,086 ATMs.

Enterprise customers

Banco AV Villas’ enterprise customers are classified as follows: enterprise customers, incomes of at least Ps 20 billion; government and institutional customers; small- and medium-size businesses, with revenues between Ps 1 billion and Ps 20 billion; micro-businesses, with revenues under Ps 1 billion; and mortgages.

At December 31, 2012, Banco AV Villas had a total of approximately 24,100 enterprise customers, a decrease of 12.8% over the approximately 27,700 enterprise customers at December 31, 2011. Banco AV Villas’ focus is on micro-businesses and SME enterprise customers. The following table presents Banco AV Villas’ enterprise customers at the dates indicated.

	At December 31,
	2012	2011
	(in thousands)
Enterprise	0.9	0.9
Governmental and institutional	0.7	0.8
Small- and medium-size businesses	4.2	5.1
Micro-businesses	18.3	20.7
Other	0.1	0.1
Total	24.1	27.7

Individual customers

Banco AV Villas’ individual customers are classified as follows: preferential customers, with annual income in excess of six times the annual minimum wage, or Ps 6,800,400, and other individual customers, with annual incomes lower than six times the annual minimum wage. Individual customers represented approximately 62.4% of Banco AV Villas’ loan portfolio at December 31, 2012. Approximately 26.8% of Banco AV Villas individual customer’s loan portfolio consists of payroll loans.

At December 31, 2012, Banco AV Villas had a total of approximately 1,189,500 individual customers, an increase of 8.5% over the approximately 1,096,100 individual customers at December 31, 2011. The following table presents the number of individual customers that Banco AV Villas served at the dates indicated.

	At December 31,
	2012	2011
	(in thousands)
Preferential customers	99.2	77.1
Other individual customers	1,090.4	1,018.9
Total	1,189.5	1,096.1

Lending activities

The following table presents Banco AV Villas’ loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2011 vs. December 31, 2010
	2012	2011	#	%
	(in Ps billions)
Commercial	2,224.0	2,119.0	105.0	5.0
Consumer	2,808.5	2,236.0	572.5	25.6
Microcredit	18.4	22.7	(4.3)	(18.9)
Mortgages	805.4	680.9	124.5	18.3
Leasing	–	–	–	–
Total	5,856.3	5,058.6	797.7	15.8

Commercial loans

Banco AV Villas’ commercial loan portfolio consists of general purpose loans, loans funded by development banks, credit cards and overdrafts.

The following table presents Banco AV Villas’ commercial loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
General purpose loans	2,138.1	1,979.5	158.6	8.0
Loans funded by development banks	74.3	127.7	(53.5)	(41.9)
Credit cards	1.8	1.9	(0.1)	(5.0)
Overdrafts	9.8	9.9	(0.0)	(0.4)
Total	2,224.0	2,119.0	105.0	5.0

Consumer loans

Banco AV Villas’ consumer loan portfolio consists of personal loans, credit cards and overdrafts.

The following table presents Banco AV Villas’ consumer loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
Personal loans	2,511.3	2,020.5	490.9	24.3
Credit cards	292.0	213.6	78.4	36.7
Automobile and vehicle loans	3.3	–	3.3	–
Overdrafts	1.8	1.9	(0.1)	(6.6)
Total	2,808.5	2,236.0	572.5	25.6

Mortgages

Banco AV Villas is the principal bank in Grupo Aval that currently offers mortgage loans with strict underwriting standards: Banco AV Villas does not offer mortgage loans in amounts greater than 70.0% of the value of the property to be purchased, and all of our mortgage loans have maturities of between 5 and 15 years. The average maturity at December 31, 2012 was 128 months. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. As a result, its average loan-to-value ratio was 41.8% at December 31, 2012. Banco AV Villas’ mortgage portfolio consisted of Ps 805.4 billion at December 31, 2012, a 18.3% increase from Ps 680.9 billion at December 31, 2011.

Deposit-taking activities

Banco AV Villas offers customers checking accounts, savings accounts, time deposits and other deposits consisting primarily of transactional accounts. Banco AV Villas’ average savings account rate, one of the lowest in the market, is explained by a significant retail network and a low concentration of corporate and government accounts. For 2012, the average savings account rate was 2.6% for Banco AV Villas and 3.5% for the market as a whole.

The following table presents a breakdown of Banco AV Villas’ deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2012 vs. December 31, 2011
	2012	2011	#	%
	(in Ps billions)
Checking accounts	680.8	535.2	145.7	27.2
Savings accounts	3,706.5	3,286.0	420.5	12.8
Time deposits	2,338.7	2,279.5	59.2	2.6
Other deposits	59.5	61.8	(2.4)	(3.8)
Total	6,785.4	6,162.5	623.0	10.1

For additional information, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco AV Villas’ points of service across the principal regions of Colombia at December 31, 2011 and 2012.

Source: Banco AV Villas

Note: Other points of service include banking correspondents, including our Red Cerca operations, CBs, electronic service points (agilizadores electrónicos) and payment collection centers (centros de pago). The increase in total points of service from 2010 to 2011 was due to an increase of our Red Cerca operations.

Banco AV Villas had a network concentration of approximately 59.1% in Colombia’s central region and approximately 51.4% in Bogotá at December 31, 2012. Banco AV Villas had approximately 19.9% of its network in the southwestern region at December 31, 2012. Banco AV Villas had a market share of approximately 5.3% of branches and a market share of approximately 4.4% of ATMs at December 31, 2012.

The following table presents transaction volume through Banco AV Villas’ physical distribution channels at the dates indicated.

	Transactions		% of total transactions
	At December 31,		At December 31,
Banco AV Villas	2012	2011	2012	2011
	(in thousands)
Branches	43,798	43,220	25.2	26.0
ATMs	38,617	40,659	22.2	24.4
Other	10,880	9,229	6.3	5.5
Total	93,295	93,108	53.6	56.0

The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels at the dates indicated.

	Transactions		% of total transactions
	At December 31,		At December 31,
Banco AV Villas	2012	2011	2012	2011
	(in thousands)
Online banking	75,826	64,106	43.6	38.5
Mobile banking	4,268	8,517	2.5	5.1
Automated telephone banking	553	656	0.3	0.4
Total	80,647	73,279	46.4	44.0

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco AV Villas offers payment and collection services, as well as foreign exchange services.

In 2009, through its bancassurance line, Banco AV Villas began offering unemployment insurance for its loans, where the insurer provides coverage for the first nine months of missed payments. In 2011, Banco AV Villas began marketing to its customers voluntary insurance related to credit and debit card risks. This insurance protects clients in many circumstances, such as fraud, theft, unauthorized payments, critical illness, accidental death and unemployment. Banco AV Villas’ strategy also includes the structuring of additional products aimed at insured customers such as the “customer journey” strategy, which consists of delivering a personalized portfolio that complements the financial product offering with insurance products that target the customer's specific insurance needs (for example, unemployment benefits, auto insurance in auto loans, and other such products).

Porvenir

Porvenir is the leading private AFP in Colombia, with a market share of 33.1% of mandatory pension fund individual customers and 29.0% of severance plan individual customers at December 31, 2012. See “—Competition—Pension and severance fund management—Porvenir.” Porvenir also provides voluntary pension funds and manages third-party sponsored pension funds. Pension funds provide individual savings for retirement, and severance funds provide temporary income to employees who lose their jobs. Through Gestión y Contacto S.A., Porvenir manages pension-related information systems designed to provide employees with efficient payment solutions.

At December 31, 2012, Porvenir had Ps 55.3 trillion in total assets under management, of which Ps 35.1 trillion was managed under the mandatory pension fund, 2.2 trillion was managed under the severance fund, Ps 2.2 trillion was managed under the voluntary pension fund and 15.8 trillion was managed as a third-party sponsored pension liability fund.

At December 31, 2012, Porvenir had shareholders’ equity of Ps 800.0 billion and net profits of Ps 214.0 billion. Since its inception, Porvenir has been the leader in the Colombian private pension and severance fund markets.

Porvenir’s strengths include the following:

•	Porvenir is the most profitable AFP in Colombia, with an ROAE of 30.1% at December 31, 2012;

•
Porvenir has the largest and, we believe, most effective sales force in the industry with a nationwide presence. At the same time, it is the most efficient AFP in Colombia, with an efficiency ratio of 38.8% at December 31, 2012; and

•
Porvenir has access to Grupo Aval’s banking network. This advantage is particularly relevant in the severance market, as Grupo Aval’s banks provide financing to employers to comply with legally imposed annual severance allowance liabilities for their employees. In addition, the banks of Grupo Aval provide collection services for all of the funds administered by Porvenir.

On April 18, 2013 Porvenir, together with Grupo Aval and other Grupo Aval entities acquired Horizonte for U.S.$541.4 million.

Ownership

The following table presents the share ownership structure of Porvenir at December 31, 2012.

Porvenir ownership
%
Banco de Bogotá	35.3
Grupo Aval	20.0
Banco de Occidente	23.1
Fidubogotá (1)	11.6
Fiduciaria de Occidente (2)	10.0
Total	100.0

(1)	Fidubogotá is 95.0% owned by Banco de Bogotá. Of the remaining 5.0%, 3.6% is owned by Corporación Banco de Bogotá and 1.4% by Rendifin S.A., an affiliate of Mr. Sarmiento Angulo.

(2)	Fiduciaria de Occidente is a subsidiary of Banco de Occidente.

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

In 2009, the regulatory system changed the mandatory pension system from a single fund for all affiliates to a multi-fund system (following examples in Chile, Mexico and Peru), which will continue to be implemented through 2012, allowing individuals to select from among funds with different risk profiles. This shift represented a milestone in the Colombian pension fund industry and allows for more flexibility and greater opportunities for AFPs in Colombia.

The following chart shows Porvenir’s principal subsidiary at December 31, 2012.

Source: Company data at December 31, 2012.

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

At December 31, 2012, 56.3% of Porvenir’s revenues were derived from mandatory pension funds, 11.5% from severance funds, 8.4% from voluntary pension funds and 6.8% from third-party sponsored pension liability funds. Porvenir derived the remaining 16.9% of its revenues from a combination of its own investment portfolio, stabilization reserves and other income.

Mandatory pension funds

Mandatory pension funds are independent trusts formed by contributions made by individual customers to the social security pension system.

At December 31, 2012, mandatory pension funds represented 63.5% of Porvenir’s assets under management and constituted its main line of business.

Contributions to these pension funds are mandatory for all employees in Colombia and are jointly funded by the employer and the employee. The base contribution rate is 16.0% (up to 18.0% for employees meeting a certain salary threshold) of an employee’s base salary, whereby the employer contributes 75.0% and the employee 25.0% of the base contribution rate. Contributions are paid on a monthly basis. Of the 16.0%-18.0% total contribution, 11.5% goes to the individual customer’s fund. The AFP retains 300 basis points (3.0%) as compensation, of which Porvenir currently pays 160 basis points (1.60%) to an insurer for life and disability coverage, to which it is required by law to subscribe. The percentage that Porvenir pays for this insurance may increase or decrease depending on market conditions and other factors. The remainder is distributed between the National Solidarity Fund (Fondo de Solidaridad Pensional), depending on the employee’s salary (up to 2.0%), and the National Minimum Pension Warranty Fund (Fondo de Garantía de Pensión Mínima) (at 1.5%). The following chart presents this breakdown.

Breakdown of contributions for mandatory pension funds

(1)	Porvenir currently pays 1.60% of this 3.00% compensation for life and disability insurance coverage.

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

Mandatory pension funds cannot be withdrawn prematurely, and they generally expand over the individual’s working years. Porvenir is the market leader in the mandatory pensions area, with Ps 35.1 trillion of assets under management and 3.6 million individual customers at December 31, 2012. Since March 22, 2011, pension fund managers offer three types of mandatory funds under the new multi-fund regulatory system from which individual customers may choose. These funds are:

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

Severance accounts represented 3.9% of Porvenir’s assets under management at December 31, 2012.

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

Porvenir is the market leader in the severance area, with Ps 2.2 trillion of assets under management and 1.6 million customers at December 31, 2012.

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purposes of complying with one or several voluntary retirement or disability pension plans.

Voluntary pension funds represented 3.9% of Porvenir’s assets under management at December 31, 2012.

All contributors to voluntary pension funds can invest their funds in one or more portfolios with different objectives, durations and risk profiles.

Porvenir earns annual management commissions for assets under management that range between 1.0% and 4.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios). At December 31, 2012, Porvenir had Ps 2.2 billion of voluntary pension assets under management and approximately 98,700 voluntary pension fund individual customers.

Third-party sponsored pension liability funds

Third-party sponsored pension liability funds represent approximately 28.7% of Porvenir’s assets under management at December 31, 2012. Third-party sponsored pension liability funds are made up of deposits from different institutions (both private and publicly owned) that require a professional institution to manage a fund that is usually created to finance particular pension regimes (i.e., pensions that are paid by the employer; before 1994, companies were allowed to establish their own internal pension systems).

Third-party sponsored pension liability funds in some cases have a minimum guaranteed return pursuant to their terms. Porvenir had Ps 15.8 trillion of such assets under management at December 31, 2012, mostly under contracts of five years. The most important of these contracts is with the National Pension Fund of Territorial Entities (Fondo Nacional de Pensiones de las Entidades Territoriales), or “FONPET,” which is subject to renewal upon expiration in November 2017. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 57.9% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 13.2% of the total revenues of the company at December 31, 2012.

Distribution

Porvenir attracts new individual customers mainly through its large direct sales force (approximately 1,000 individuals) who report to four regional sales managers located in Barranquilla (northern region), Medellín (northwestern region), Cali (southern region) and Bogotá (central region). At December 31, 2012, Porvenir has 35 offices, 9 service modules, 50 electronic service centers and 5 business service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Corficolombiana

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2012. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including, in particular, financial services,  infrastructure, electricity and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) private banking.

Corficolombiana had total consolidated assets and shareholders’ equity of Ps 13,068.8 billion and Ps 3,018.2 billion, respectively, at December 31, 2012 and net income of Ps 304.3 billion for the year ended December 31, 2012.

The following table presents the share ownership structure of Corficolombiana at December 31, 2012.

Corficolombiana ownership (includes common and preferred shares)
(in percentages)
Banco de Bogotá	37.9
Banco de Occidente (1)	13.5
Banco Popular (1)	5.6
Subtotal	57.0
Mr. Sarmiento Angulo (Additional beneficial ownership)	0.3
Ownership by funds managed by Porvenir (2)	0.9
Other investors (3)	11.3
General public	30.5
Total	100.0

(1)	Banco de Occidente and Banco Popular are subsidiaries of our parent, Grupo Aval.

(2)	Includes 0.9% of preferred shares.

(3)	Based on publicly available information, we have identified a group of investors who have maintained positions of at least one percent in Corficolombiana over a significant period of time.

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

Corficolombiana’s funding strategy seeks to minimize liquidity risk by funding equity investments using its own equity, principally retained earnings. It has not sought to raise equity capital from its shareholders in the last five years. Between January 1, 2008 and December 31, 2012, the book value of Corficolombiana’s equity investment portfolio increased by 137.3% (on a consolidated basis and 108.3 % on an unconsolidated basis) and its shareholders’ equity increased by 54.7% (on a consolidated basis and 67.0 % on an unconsolidated basis). At December 31, 2012, the gross book value of Corficolombiana’s investment portfolio before provisions totaled Ps 3,226.7 billion on a consolidated basis (and Ps 4,214.1 billion on an unconsolidated basis) and its shareholders’ equity totaled Ps 3,018.2 billion (on a consolidated basis).

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

Equity investment portfolio

Corficolombiana primarily invests in five sectors of the Colombian economy: infrastructure; electricity and gas; financial services; hotels; and agribusiness. It generally seeks to invest in businesses with leading market positions, strong cash flows and growth potential.

The following charts provide information concerning Corficolombiana’s investments in sectors of the Colombian economy at December 31, 2012 and for the year ended December 31, 2012, as the case may be.

Sector breakdown by book value of investments (1) at December 31, 2012	Sector breakdown by earnings (2) for the year ended December 31, 2012

(1)	After provisions, fiduciary rights not included.

(2)	Corresponds to the sum of the net income of each of the investments, adjusted to reflect the ownership interest of Corficolombiana.

Corficolombiana has a track record of growth in its equity investment portfolio as measured by its book value evolution. Future growth will depend, in large part, on the identification of new investments and growth in the economic sectors in which it invests. During 2012 Corficolombiana, either directly or through its affiliates, made at least one new investment in each of its key sectors except for financial services and believes that it will have opportunities for further investments in each such sector in the coming years.

Corficolombiana’s infrastructure investments are concentrated in highway concession projects, a sector in which it is the leading private investor in Colombia. Among other investments, it has controlling ownership positions in four highway concession projects, consisting of the 85.6 kilometer highway between Bogotá and

Villavicencio, the 57.0 kilometer highway between Buga, Tuluá and La Paila (subsequently extended by 20.1 kilometers to La Victoria), the 111 kilometer highway between Los Alpes and Villeta, Chuguacal and Cambao and the 38.3 kilometer highway between Fontibón and Facatativá. Corficolombiana’s infrastructure investments totaled Ps 400.9 billion after provisions at December 31, 2012 (on an unconsolidated basis).

Corficolombiana’s main investments in the energy and gas sector include a minority stake in the second largest natural gas pipeline company in Colombia (Promigas S.A. E.S.P., or “Promigas”), an electricity and gas conglomerate (Empresa de Energía de Bogotá, or “EEB”) and a majority stake in  a gas distribution company in northern Peru (Gas Comprimido del Peru S.A., or “Gascop”). Corficolombiana’s energy and gas investments totaled Ps 2,673.3 billion after provisions at December 31, 2012 (on an unconsolidated basis).

On February 10, 2011, Corficolombiana, Empresa de Energía de Bogotá and two Colombian private investment funds purchased from AEI three special purpose vehicles located in the Cayman Islands (AEI Promigas Holdings Ltd., AEI Promigas Ltd. and AEI Promigas Investments Ltd.), which together held a 52.13% stake in Promigas.

Corficolombiana acquired 20.3% of the Special Purpose Vehicles. Corficolombiana and Porvenir, together with Corredores Asociados, an independent brokerage firm in Colombia, were also the investors in one of the private investment funds that participated in the transaction. Such private investment fund, which is independently directed by Corredores Asociados, acquired 47.9% of the Special Purpose Vehicles.

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

During 2012 Corficolombiana has taken the following steps to restructure its ownership in, and increase its participation in the outstanding share capital of Promigas:

On June 5, 2012, the 10.58% indirect economic interest held by Corficolombiana in Promigas was transferred to CFC Limited, a wholly-owned subsidiary of Corficolombiana through a Colombian law spin-off (escisión), a process under which, pursuant to Colombian law, a company segregates a portion of its assets, liabilities and equity to transfer it to another company. Following that step, CFC Limited merged into CFC Gas Holding SAS, a Colombian wholly-owned subsidiary of Corficolombiana.

On July 31, 2012, Corficolombiana launched a tender offer (oferta pública de adquisición) for the purchase of up to 75.03%, or 99,726,875, of outstanding common shares in Promigas at a purchase price of Ps 25,000 per share. The tender offer closed on September 12, 2012 with the purchase of 1,281,993 shares for a total consideration of Ps 32.0 billion.

On November 9, 2012, Corficolombiana launched a second tender offer (oferta pública de adquisición) for the purchase of up to 20%, or 26,582,956, of outstanding common shares in Promigas at a purchase price of Ps 25,500 per share. The tender offer closed on November 23, 2012 with the purchase of 24,886,569 shares for a total consideration of Ps 634.6 billion.

Corficolombiana’s principal investments in agribusiness are centered on forestry and woodworking as well as the production of palm oil, rubber, rice and cotton. These investments include a controlling stake in Organización Pajonales S.A. (formerly known as Compañía Agropecuaria e Industrial Pajonales S.A.) and minority stakes in Pizano S.A. and Unipalma S.A. Investments in this sector totaled Ps 308.6 billion after provisions at December 31, 2012 (on an unconsolidated basis).

Corficolombiana also has investments in the hospitality sector. These include majority stakes in Hoteles Estelar de Colombia S.A. and Promotora y Comercializadora Turística Santamar S.A., which totaled Ps 196.7 billion after provisions at December 31, 2012 (on an unconsolidated basis).

In the financial-services sector, Corficolombiana offers leasing, trust, brokerage and offshore banking services to third-party customers through three subsidiaries: Leasing Corficolombiana S.A., Fiduciaria Corficolombiana S.A.

and Banco Corficolombiana (Panama) S.A. Corficolombiana’s investments in these three subsidiaries totaled Ps 370.7 billion at December 31, 2012 (on an unconsolidated basis and after provisions).

Investment banking, treasury and private banking businesses

Corficolombiana’s investment banking group provides advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions, project finance and private banking. Corficolombiana has helped to shape the participation of the private sector in infrastructure projects, to develop the domestic capital markets and to expand the resources and operations of local companies in the region. In 2012, Corficolombiana’s investment bank helped secure financing and coordinate projects for its clients totaling more than Ps 13.7 trillion.

Corficolombiana’s treasury operations are a leading participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2012, Corficolombiana had total fixed income assets of Ps 4,077.9 billion (on a consolidated basis).

Corficolombiana’s private banking business provides high income customers with a wide range of investment services and products. The private banking operations had approximately Ps 1,702.9 billion in assets under management for its customers at December 31, 2012.

BAC Credomatic

On December 9, 2010, we acquired all of the outstanding shares of BAC Credomatic Inc. (formerly known as BAC Credomatic GECF Inc.), a company incorporated under the laws of the British Virgin Islands, pursuant to a stock purchase agreement with GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation (collectively, GE Capital) for U.S.$1.92 billion.

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

We financed the BAC Credomatic acquisition, which was carried out by LB Panama, a subsidiary of Banco de Bogotá, with the following funds:

•
The issuance by Banco de Bogotá of Ps 2,284.6 billion (U.S.$1.27 billion) of mandatorily convertible bonds, which bore interest at 3.00%, until converted into Banco de Bogotá’s shares. All these notes converted into Banco de Bogotá shares by November 2011. These notes were initially subscribed as follows:

•	Grupo Aval: Ps 1,374.1 billion (U.S.$763.2 million);

•	Adminegocios & Cia. S.C.A., an entity beneficially owned by Mr. Sarmiento Angulo: Ps 425.4 billion (U.S.$236.3 million); and

•	other Banco de Bogotá’s shareholders and assignees of preferred rights: Ps 485.0 billion (U.S.$269.4 million).

•
Banco de Bogotá entered into a 364-day U.S.$1.0 billion senior bridge loan facility dated December 1, 2010 with Citibank, N.A., acting through its international banking facility, HSBC Bank USA, National Association and JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, an initial purchaser, as lenders, or the “Senior Bridge Loan Facility.” Borrowings under the facility accrued interest at one-, two-, three- or six-month LIBOR, at Banco de Bogotá’s election, plus (1) 100 basis points until six months after December 1, 2010, (2) 125 basis points from six months after December 1, 2010 until nine months after December 1, 2010 and (3) 150 basis points from nine months after December 1, 2010 until the

364th day after December 1, 2010. On November 30, 2011, Banco de Bogotá entered into an amendment to the Senior Bridge Loan Facility with the lenders, which extended the maturity date of the facility to December 23, 2011, at an interest rate of LIBOR plus 175 basis points. The Senior Bridge Loan Facility has been fully repaid.

•
On December 19, 2011, Banco de Bogotá completed an offering of U.S.$600.0 million of 5.00% Senior Notes due 2017, or the “Banco de Bogotá Debt Offering.” The net proceeds of the Banco de Bogotá Debt Offering were used to make repayments to the Senior Bridge Loan Facility.

•
On December 19, 2011, Banco de Bogotá entered into a three-year U.S.$500.0 million unsecured term loan facility with HSBC Bank USA, National Association, as administrative agent, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC, as joint lead arrangers, and various financial institutions as lenders, or the “Term Loan.” Borrowings under the facility will accrue interest at three or six-month LIBOR, at Banco de Bogotá’s election, plus 225 bps per annum at any time. The proceeds of the Term Loan were used, first, to repay amounts outstanding under the Senior Bridge Loan Facility and, second, for general corporate purposes. On February 19, 2013, Banco de Bogotá completed an offering of U.S.$500.0 million of 5.375% Subordinated Notes due 2023, or the “Banco de Bogotá Subordinated Debt Offering.” The net proceeds of the Banco de Bogotá Subordinated Debt Offering were used to repay all amounts owed under the Term Loan.

•
Leasing Bogotá Panamá entered into two U.S.$135.0 million, totaling U.S.$270.0 million, five-year term loans with Bancolombia S.A. and Bancolombia Miami Agency at 180-day LIBOR plus 3.125% on November 26, 2010.

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

Grupo Aval’s international expansion strategy

Historically, growth of Grupo Aval banks in terms of size and earnings has come principally from three sources: (1) Colombia’s banking system’s organic growth; (2) our banking subsidiaries’ ability to outpace the system’s organic growth; and (3) acquisitions, mainly in Colombia. We have applied different approaches to post-acquisition integration. Brands such as Banco de Bogotá, Banco de Occidente and Banco Popular have been retained as stand-alone institutions under our multi-brand approach. Others such as Megabanco, Banco Aliadas, Banco Unión, Banco del Comercio, Ahorramás and Corfivalle have been merged into Grupo Aval institutions. On April 18, 2013, we acquired Horizonte. Given our leading position in the Colombian banking system, we expect growth through acquisitions to be opportunistic and of limited scope in the future.

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

BAC Credomatic meets our criteria for international expansion because of the following factors:

•	it is one of the leading institutions in Central America as measured by net income, assets and deposits, and has a significant presence in the credit card-issuing and merchant acquiring markets;

•	it is present throughout the region with a common technological platform that allows it to provide its customers with transactional services online across Central America;

•	it has a proven track record of high profitability, with ROAE of 23.4 % in 2012, 21.8% in 2011, 17.3% in 2010, 18.8 % in 2009 and 28.4 % in 2008 (excluding extraordinary gains in 2008);

•	its management team has an average tenure of 15 years, most of whom pre-date GE Capital’s investment in BAC Credomatic; and

•	its size offers substantial room for growth in most of the countries in which it currently operates.

BAC Credomatic overview

BAC Credomatic is one of the leading financial institutions in Central America with a record of strong financial performance. It has achieved an average of 23.0% in annual ROAE for the period from 2007 to 2012 (excluding extraordinary gains in 2007 and 2008) and 23.4% at December 31, 2012. BAC Credomatic is a full-service financial institution with one of the leading credit card-issuing and acquiring businesses in the region. BAC Credomatic offers commercial and retail banking, brokerage, insurance, pension fund management and other financial services. Its coverage extends throughout Central America with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, as well as Mexico (with a small credit card-issuing operation) and the state of Florida (with a merchant and card processing center). It also has a presence in the Bahamas and the Cayman Islands. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club.

The table below shows BAC Credomatic financial data on a country-by-country basis at and for the year ended December 31, 2012.

	At and for year ended December 31, 2012
	Net income		Loans		Deposits
	(in U.S.$ millions except percentages)
Costa Rica	98.1	37.1%	2,240.1	31.5%	2,005.0	27.6%
El Salvador	28.1	10.6%	932.7	13.1%	1,007.1	13.9%
Guatemala	61.2	23.1%	816.1	11.5%	788.5	10.8%
Honduras	49.2	18.6%	1,092.0	15.3%	1,125.4	15.5%
Nicaragua	35.7	13.5%	741.5	10.4%	834.0	11.5%
Panama (1)	7.4	2.8%	1,212.9	17.0%	1,250.1	17.2%
Mexico	(8.0)	(3.0%)	66.5	0.9%	0.0	0.0%
Regional offshore operations (2)	14.4	5.4%	15.4	0.2%	259.7	3.6%
Corporate and eliminations	(21.4)	(8.1%)	0.0	0.0%	0.0	0.0%
Consolidated	264.6	100.0%	7,117.2	100.0%	7,269.8	100.0%

Source: Audited consolidated financial statements of BAC Credomatic’s subsidiaries.

(1)	Panama loans include operations from BAC Credomatic’s Panama subsidiaries and certain intercompany adjustments.

(2)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

The table below presents BAC Credomatic’s market share of total loans and deposits in each of its main markets at December 31, 2012.

	At December 31, 2012
	Loans	Deposits
	(in percentages)
Costa Rica (1)	11.7%	9.5%
El Salvador	10.2%	10.8%
Guatemala	4.8%	3.8%
Honduras	12.9%	13.3%
Nicaragua	26.5%	23.0%
Panama	3.0%	3.4%

Source: Superintendency of banks of each country and company calculations. Percentage of total loans and deposits is based on banking operations in each country, as reported to the local financial regulator, which excludes certain credit card data and offshore operations.

(1)
Percentage calculation for Costa Rica includes state-owned banks (Banco Nacional de Costa Rica, Banco de Costa Rica and Banco Crédito Agrícola de Cartago), which at December 31, 2012 and December 31, 2011, respectively, had a 59.6% and 49.3% market share by loans and a 63.4% and 57.6% market share by deposits.

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

In June 2005, GE Capital acquired 49.99% of the capital stock of BAC Credomatic from entities affiliated with Mr. Carlos Pellas (including BAC Credomatic Holding Company Ltd., or the minority shareholder) who owns a conglomerate of financial, industrial and commercial companies in Central America. In June 2009, GE Capital increased its ownership stake in BAC Credomatic to 75%, as contemplated by the shareholders agreement between GE Capital and the minority shareholder. In July 2010, GE Capital and Grupo Aval reached an agreement to sell 100% of BAC Credomatic to Banco de Bogotá. The acquisition was completed on December 9, 2010. Immediately prior to closing the transaction, GE Capital acquired the remaining 25.0% of BAC Credomatic’s share capital that it did not own from the minority shareholder.

As with our approach in our acquisitions in Colombia, we have retained a majority of BAC Credomatic’s senior management. These executives have an average of 15 years’ experience at BAC Credomatic and for the most part pre-date GE Capital’s 2005 investment in BAC Credomatic. We plan to continue executing our multi-brand business model by maintaining the BAC Credomatic brand. We currently review BAC Credomatic’s results of operations on a monthly basis and consolidate such results in our audited financial statements.

BAC Credomatic operations

BAC Credomatic provides banking, credit card and other financial services mainly in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. The BAC Credomatic brand is widely recognized in Central America, a region that is comparable to Colombia, with significant growth potential in financial services. At December 31, 2012, BAC Credomatic had assets of U.S.$10.7 billion, loans at book value of U.S.$7.1 billion and deposits of U.S.$7.3 billion. At December 31, 2012, BAC Credomatic had shareholders’ equity of U.S.$1,216 million and reported net income of U.S.$265 million for the year ended December 31, 2012. BAC Credomatic served more than 2.4 million customers through 492 points of contact including 228 full-service branches, 49 in-store branches offering teller services in retail stores, 187 on-site branches offering full banking services for corporate employees, and 28 auto/drive-thru branches throughout Central America at December 31, 2012 and a single technological platform that allows online transactions between countries in the region.

We believe that BAC Credomatic has a leading presence in the credit card-issuing business and a significant presence in the acquiring market in Central America. At December 31, 2012, BAC Credomatic had approximately 2.6 million credit card and debit card accounts, of which approximately 1.5 million were debit card accounts and approximately 1.2 million were credit card accounts. Through its merchant acquiring business, BAC Credomatic’s processing volume amounted U.S.$10,996 million for the year ended December 31, 2012, representing an increase of U.S.$1,446 million, or 15.1%, from U.S.$9,550 million for the year ended December 31, 2011, mainly driven by strong performance in Costa Rica, Guatemala and Honduras.

BAC Credomatic offers a wide range of products and integrated financial solutions to its clients throughout the region. BAC Credomatic operates across two main integrated business lines, offering credit card and banking services to its customers.

The following chart shows BAC Credomatic’s principal subsidiaries at December 31, 2012.

Lending activities

The following table shows BAC Credomatic’s gross loan portfolio at the dates indicated. BAC Credomatic’s loan portfolio consists of credit card loans, commercial loans, mortgage loans, automobile and vehicle loans and personal loans. BAC Credomatic’s loan portfolio increased by U.S.$1,112 million (18.5%) at December 31, 2012. This increase was mainly driven by commercial loans, mortgages and credit cards, as economic activity recovered.

	At December 31,
	2012	2011
	(in U.S.$ millions)
Credit card loans	1,735	1,398
Commercial loans (1) (2)	2,593	2,077
Mortgage loans (3)	1,852	1,742
Automobile and vehicle loans	505	441
Other personal loans	432	347
Total	7,117	6,005

Source: BAC Credomatic.

(1)	Represents loans to businesses.

(2)	At December 31 2012, and 2011, commercial loans include only commercial leasing and commercial overdraw; consumer leasing and consumer overdraw are included in “Other personal loans.”

(3)	Includes loans measured at fair value.

We believe that BAC Credomatic’s customer knowledge, coupled with a centralized risk-management structure, has resulted in a high quality loan portfolio, with an average 90 days and more past due loan ratio of 0.7% from 2008 to 2012, and 0.9% at December 31, 2012.

Credit cards

BAC Credomatic has a leading presence in the credit card-issuing business and a significant presence in the merchant acquiring business in the region. Through its Credomatic brand, BAC Credomatic offers its customers a wide variety of credit and debit cards including Visa, MasterCard, American Express and Diners Club, and is the only network that processes all major brands in the region. Additionally, BAC Credomatic and its customers benefit from co-branding agreements with major airlines (such as American Airlines and AviancaTACA) and major supermarkets (such as Pricesmart and Wal-Mart) present in the region. BAC Credomatic has been a member of Visa and MasterCard for more than 20 years, issuing both national and international credit cards. Moreover, BAC Credomatic is currently the exclusive credit card issuer and merchant acquirer of American Express in the Central American region, with the exception of Panama.

Card-issuing

BAC Credomatic has a leading presence in the Central American card-issuing market. At December 31, 2012, BAC Credomatic had approximately 2.6 million credit card and debit card accounts, of which 1.5 million were debit card accounts and 1.2 million were credit card accounts. From December 31, 2005 to December 31, 2012, BAC Credomatic’s credit card accounts grew at a CAGR of 6.9% and its debit card accounts grew at a CAGR of approximately 19.7%. The following table shows the number of credit card and debit card accounts at the dates indicated.

	At December 31,
	2012	2011
	(in thousands)
Credit cards	1,170	1,051
Debit cards	1,466	1,380
Total	2,636	2,431

Source: BAC Credomatic.

For the year ended December 31, 2012, BAC Credomatic’s billed volume was U.S.$6,403 million, a 17.6% increase over the U.S.$5,444 million billed volume for the year ended December 31, 2011.

	At December 31,
	2012	2011
	(in U.S.$ millions)
Credit cards	5,371	4,584
Debit cards	1,031	861
Total	6,403	5,444

Source: BAC Credomatic.

In its card-issuing business, BAC Credomatic has a strong presence in the premier and high-end customer segments in Central America. BAC Credomatic’s Platinum credit card clients averaged yearly expenditures in 2012 of U.S.$13,705 and represented approximately 15.6% of BAC Credomatic’s total credit card portfolio, and its Gold credit card clients averaged yearly expenditures in 2012 of U.S.$5,691 and represented approximately 23.5% of BAC Credomatic’s total credit card portfolio. BAC Credomatic’s Classic credit card clients, who averaged yearly expenditures in 2012 of U.S.$1,860, represented 55.7% of BAC Credomatic’s credit card portfolio while other clients represented the remaining 5.2%.

At December 31, 2012, BAC Credomatic’s credit card portfolio totaled U.S.$1.7 billion which represents a 24.1% increase from U.S.$1.4 billion at December 2011, growing at a 13.7% CAGR from U.S.$706 million in December 31, 2005. At this same date, 74.2% of BAC Credomatic’s credit card portfolio was distributed across

Costa Rica, El Salvador, Guatemala and Panama. The remaining 25.8% was distributed among Honduras, Nicaragua and Mexico. The following table shows the credit card portfolio breakdown by country at the dates presented.

	At December 31,
	2012		2011
	(in U.S.$ millions, except percentages)
Costa Rica	560	32.3%	425	30.4%
El Salvador	241	13.9%	215	15.4%
Guatemala	249	14.4%	205	14.6%
Honduras	264	15.2%	199	14.2%
Nicaragua	118	6.8%	104	7.4%
Panama	237	13.6%	193	13.8%
Mexico	67	3.8%	57	4.1%
Total	1,735	100.0%	1,398	100.0%

Source: Audited consolidated financial statements of BAC Credomatic’s subsidiaries.

For the past three years, BAC Credomatic has maintained a stable credit card portfolio quality. Of its total credit card portfolio, BAC Credomatic’s 90 days and more past due loans represented 1.6% at December 31, 2012, 1.7% at December 31, 2011 and 2.0% at December 31, 2010.

Merchant acquiring

BAC Credomatic has a significant presence in Central America’s merchant acquiring business, achieving processing volumes of U.S.$10,996 million and U.S.$9,661 million for the years ended December 31, 2012 and 2011, respectively. This performance compares favorably to processing volumes of other leading Latin American issuers at December 2012. From December 31, 2005 to December 31, 2012, BAC Credomatic’s processing volume grew at a CAGR of 14.9%.

The table set forth below shows the processing volume for the period presented.

	At December 31,
	2012	2011
	(in U.S.$ millions)
Local	8,923	7,826
International	2,073	1,835
Total	10,996	9,661

Source: BAC Credomatic.

BAC Credomatic’s processing volume for the year ended December 31, 2012 of U.S.$10,996 million represented an increase of U.S.$1,335 million, or 13.8%, from U.S.$9,661 million for the previous year. This increase is primarily due to a recovery in the economic activity compared to 2011 and is mainly driven by strong performance in Costa Rica, Guatemala and Honduras.

BAC Credomatic has the only network in Central America that processes all the major brands including Visa, MasterCard, American Express and Diners Club. Furthermore, BAC Credomatic has exclusive card-issuing and merchant acquiring agreements with American Express for the Central American region, with the exception of Panama.

At December 31, 2012, BAC Credomatic serviced approximately 222,441 merchant locations, with 94 % of credit card authorizations processed electronically through its 137,951 point-of-sale devices.

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

Commercial banking

BAC Credomatic offers traditional commercial banking services and products. At December 31, 2012, 63.4 % of BAC Credomatic’s commercial loan portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panama. The remaining 36.6 % was distributed among Honduras, Nicaragua, and regional offshore operations. The following table displays BAC Credomatic’s commercial loan portfolio by country at the dates presented.

	At December 31,
	2012		2011
	(in U.S.$ millions, except percentages)
Costa Rica	697	26.9%	552	26.6%
El Salvador	312	12.0%	267	12.9%
Guatemala	250	9.6%	169	8.1%
Honduras	506	19.5%	472	22.7%
Nicaragua	433	16.7%	362	17.4%
Panama (1)	386	14.9%	243	11.7%
Regional offshore operations (2)	9	0.4%	12	0.6%
Total (3)	2,593	100.0%	2,077	100.0%

Source: BAC Credomatic.

(1)	Panama loans include our operations from BAC Credomatic’s Panama subsidiaries and certain BAC Credomatic intercompany adjustments.

(2)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

(3)	At December 31, 2012 and 2011, commercial loans include only commercial leasing and commercial overdraw; consumer leasing and consumer overdraw are included in consumer loans.

BAC Credomatic has managed its commercial portfolio risk conservatively, maintaining high quality and coverage metrics. The following table displays BAC Credomatic’s commercial loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At December 31,
	2012	2011
	(in percentages)
90 days and more past due loan ratio	0.4	0.6
90 days and more past due loan coverage ratio	298.9	215.2

Source: BAC Credomatic.

BAC Credomatic also offers investment products, supplier and payroll ePayments, Ameritransfer (online transfer of funds among deposit accounts in BAC Credomatic’s network), online banking and foreign exchange services as part of its commercial banking platform in the region. At December 31, 2012, BAC Credomatic had more than 76,619 enterprise customers, divided into three main sectors: (1) corporate, consisting of companies with over U.S.$250,000 in deposits, more than 100 employees and loans over U.S.$1,000,000, which represented 82.8% of total commercial loans; (2) midsize companies, composed of companies with deposits of U.S.$50,000 to U.S.$250,000, between 51 to 100 employees and loans between U.S.$300,000 to U.S.$1,000,000, which represented 9.8% of total commercial loans; and (3) small companies, consisting of companies with deposits of less than U.S.$50,000, fewer than 50 employees and loans under U.S.$300,000, which represented 7.4% of total commercial loans.

BAC Credomatic’s electronic transfer and payment capabilities allow corporate clients to instantly transfer funds between different commercial and consumer accounts, provided that all parties have a BAC Credomatic account. BAC Credomatic recorded over U.S.$29.3 billion in electronic payments in 2012.

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

	At December 31,
	2012	2011
	(in U.S.$ billions)
Merchant deposit transfers	11.0	9.7
Ameritransfer	5.3	5.1
Payroll ePayments	4.0	3.5
Supplier ePayments	9.0	7.6
Total	29.3	25.8

Source: BAC Credomatic.

Consumer banking

At December 31, 2012, as a proportion of BAC Credomatic’s total consumer loan portfolio, mortgage loans represented 66.4%, automobile and vehicle loans represented 18.1 % and other personal loans represented 15.5%. Approximately 85.0 % of the total consumer loan portfolio had a maturity greater than five years. At December 31, 2012, consumer loans amounted to U.S.$2.8 billion, a 10.2% increase over U.S$2.5 billion at December 31, 2011. At December 31, 2012, 81.4% of BAC Credomatic’s consumer loan portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panama. The remaining 18.6% was distributed among Honduras, Nicaragua and regional offshore operations. The following table displays BAC Credomatic’s consumer loan portfolio by country at the dates presented.

	At December 31,
	2012		2011
	(in U.S.$ millions, except percentages)
Costa Rica (1)	983	35.2%	852	33.7%
El Salvador	379	13.6%	358	14.1%
Guatemala	317	11.4%	295	11.7%
Honduras	322	11.6%	322	12.7%
Nicaragua	191	6.9%	159	6.3%
Panama (2)	590	21.2%	539	21.3%
Regional offshore operations (3)	6	0.2%	5	0.2%
Total (4)	2,789	100.0%	2,531	100.0%

Source: BAC Credomatic.

(1)	Includes loans measured at fair value.

(2)	Loans include operations of BAC Credomatic’s Panama subsidiaries and certain BAC Credomatic intercompany adjustments.

(3)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

(4)	At December 31, 2012 and 2011, consumer loans include consumer leasing and consumer overdraw.

At December 31, 2012, BAC Credomatic’s mortgage loans had an individual average mortgage balance of approximately U.S.$58,832, with an average loan-to-value ratio of approximately 57.83%. Given that BAC Credomatic’s mortgage loan portfolio has no significant exposure to the higher risk sectors such as vacation homes or second-home mortgages, it maintains a 90 days and more past due loan ratio of 1.2% and a coverage of 90 days and more past due loans of 135.1% (includes recovery value of collateral). The following table displays BAC Credomatic’s mortgage loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At December 31,
	2012	2011
	(in percentages)
90 days and more past due loan ratio	1.2	1.2
90 days and more past due loan coverage ratio (1)	135.1	146.6

Source: BAC Credomatic.

(1)	Includes recovery value of collateral in 2011. Excludes recovery value of collateral in 2012.

At December 31, 2012, BAC Credomatic’s automobile and vehicle loan portfolio had an individual average balance of approximately U.S.$11,140, maintaining a 90 days and more past due loan ratio of 0.2%. The following table displays BAC Credomatic’s auto loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At December 31,
	2012	2011
	(in percentages)
90 days and more past due loan ratio	0.2	0.3
90 days and more past due loan coverage ratio	155.6	147.8

Source: BAC Credomatic.

BAC Credomatic’s personal loan portfolio includes individual loans, retirement linked loans, payroll loans and consumer finance loans. At December 31, 2012, BAC Credomatic’s personal loan portfolio had an individual average loan balance of approximately U.S.$7,754, and a 90 days and more past due loan ratio of 0.4%. The following table displays BAC Credomatic’s personal loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At December 31,
	2012	2011
	(in percentages)
90 days and more past due loan ratio	0.4	0.3
90 days and more past due loan coverage ratio	234.9	272.8

Source: BAC Credomatic.

Deposit activities

The following table shows BAC Credomatic’s deposit breakdown at the dates indicated. At December 31, 2012, 41.1% of BAC Credomatic’s deposit base was represented by demand deposits. Total deposits increased by 15.9% from December 31, 2011 to December 31, 2012. From December 31, 2005 to December 31, 2012, the CAGR of total deposits has been 18.2%.

	At December 31,
	2012	2011
	(in U.S.$ millions)
Demand deposits	2,991	2,814
Savings deposits	1,453	1,272
Time deposits	2,826	2,186
Total	7,270	6,272

Source: BAC Credomatic.

Distribution network

BAC Credomatic serves its customers throughout Central America with a diversified distribution network that includes branches, kiosks (non-cash machines which provide online banking capabilities as well as a full keyboard), ATMs, a standardized online banking platform, call centers, and mobile phone banking. Additionally, BAC

Credomatic’s strong point-of-sale presence in 222,441 merchant locations in Central America at December 31, 2012 allows clients to perform various transactions, including purchases, using credit or debit cards, payments of credit card balances and loyalty program services.

BAC Credomatic serves its clients through multiple channels to cover the needs of different customer segments across the region.

The following map shows BAC Credomatic’s branch distribution at December 31, 2011 and 2012.

Source: BAC Credomatic at December 31, 2012.

At December 31, 2012, BAC Credomatic had a network of 1,242 ATMs in the region. BAC Credomatic was the first bank in Central America to offer deposit capabilities with instant credit balance through its ATMs. Additionally, BAC Credomatic has 231 self-service kiosks.

BAC Credomatic deployed the first mobile banking platform in Central America and expects to benefit from further regional penetration. BAC Credomatic’s mobile banking system is SMS-enabled and it has several smart phone applications under development.

Foreign exchange rate risk related to the BAC Credomatic acquisition

Because of the BAC Credomatic acquisition, Grupo Aval is exposed to changes in the values of current holdings and future cash flows denominated in other currencies. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates. Hedging instruments used to mitigate this risk include foreign exchange options, currency swaps, futures, forwards, foreign currency-denominated senior notes and term loan facilities amounting to approximately U.S.$1.9 billion and deposits.

Grupo Aval, through Banco de Bogotá and LB Panama, has financed the BAC Credomatic acquisition, as described in this section, through the use of facilities denominated in U.S. dollars and currently amounting to approximately U.S.$763.2 million. The foreign exchange rate risk associated with this U.S. dollar-denominated liability is hedged with the net investment that Grupo Aval maintains in BAC Credomatic. The difference between the U.S. dollar-denominated debt and the net investment in BAC Credomatic (including any goodwill associated with the acquisition) may result in a net U.S. dollar asset position which Grupo Aval, through Banco de Bogotá and LB Panama may hedge with forward contracts.

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

Our banking subsidiaries, Porvenir, and Corficolombiana, currently maintain their own technological infrastructure and software. We believe that this technology provides us with an opportunity to seek potential additional synergies as we implement our overall technology model: assisting with the standardization and implementation of systems developed in our subsidiaries and sister banks.

One of our most successful initiatives to date has been the coordination of banking branches and electronic channels within our Colombian banks, in Porvenir and ATH, the administrator of our ATMs and the transactional services that flow through the Red de Grupo Aval (Grupo Aval network). Although these electronic channels have been fully implemented, we plan to continue to enhance their operations with new technology. The Red de Grupo Aval (Grupo Aval network) coordinates connectivity between branches, technical support, webpages and transactional Internet, mobile banking, non-banking correspondence and payments and collections.

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

We incurred Ps 496.0 billion of capital expenditures relating to information technology in the year ended December 31, 2012.

Intellectual property

Grupo Aval, its banking subsidiaries, BAC Credomatic, Porvenir and Corficolombiana register and monitor their brands and trademarks in Colombia and abroad according to the importance of such brands and trademarks to its merchandising and commercial strategy. Certain of Grupo Aval’s most relevant brands and trademarks are registered in Argentina, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, Guatemala, México, Nicaragua, Panama, Paraguay, Peru, United States, Uruguay and Venezuela.

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

During the first half of 2012, Banco de Bogotá launched its program “Educación Financiera para la Vida” (financial education for life) with the objective of providing knowledge and tools to financial consumers to incentivize a more responsible use of financial instruments.

We follow corporate human resources policies that seek employee well-being in areas such as hiring, promotion and work-related development and training. In 2012, we spent approximately Ps 8.9 billion in corporate social responsibility initiatives, and in 2011 we spent Ps 21.4 billion on such initiatives, of which approximately Ps 12 billion related to donations to build 400 priority housing solutions for families who lost their houses in the heavy flooding that took place in Colombia in 2010.

Selected statistical data

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements included in this annual report as well as “Operating and financial review and prospects.” This information has been prepared based on our financial records, which are prepared in accordance with Colombian Banking GAAP and do not reflect adjustments necessary to present the information in accordance with U.S. GAAP. This information includes Grupo Aval’s financial information at and for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008, as applicable. As permitted by the Superintendency of Finance, Grupo Aval began consolidating BAC Credomatic’s results from December 1, 2010 in its consolidated financial statements. Prior to our acquisition of BAC Credomatic, Grupo Aval had limited operations outside of Colombia. Accordingly, we are providing disclosure on our foreign operations commencing the fiscal year ended December 31, 2010.

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

Average balance sheet

For the years ended December 31, 2012, 2011 and 2010, the following table presents:

•
average balances calculated using actual month-end balances for our assets and liabilities (based on non-consolidated monthly amounts for a 13-month period and the last day of the prior year, adjusted for consolidation by the addition or subtraction of, as applicable, average balances for the three respective semi-annual periods);

•	interest income and expense amounts; and

•	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

The interest rate subtotals are based on the weighted average of the average peso-denominated and foreign currency-denominated balances.

	Average balance sheet and income from interest-earning assets for years ended December 31,
	2012			2011			2010
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Assets
Interest-earning assets
Interbank and overnight funds
Domestic
Peso-denominated	1,451.4	167.9	11.6%	1,081.9	115.7	10.7%	1,798.1	89.2	5.0%
Foreign-denominated	839.0	10.6	1.3%	745.0	6.8	0.9%	665.8	7.9	1.2%
Total domestic	2,290.4	178.6	7.8%	1,827.0	122.5	6.7%	2,464.0	97.1	3.9%
Foreign	801.8	28.3	3.5%	1,033.8	23.0	2.2%	92.0	1.9	2.1%
Total	3,092.3	206.8	6.7%	2,860.8	145.5	5.1%	2,556.0	99.0	3.9%
Investment securities (1)
Domestic
Peso-denominated	16,559.8	1,145.6	6.9%	15,709.1	878.6	5.6%	15,363.0	1,308.2	8.5%
Foreign-denominated	3,101.4	87.4	2.8%	1,926.9	98.4	5.1%	1,978.5	140.4	7.1%
Total domestic	19,661.2	1,233.0	6.3%	17,636.0	977.0	5.5%	17,341.5	1,448.6	8.4%
Foreign	1,802.1	66.0	3.7%	1,333.4	52.8	4.0%	104.3	4.1	3.9%
Total	21,463.3	1,299.0	6.1%	18,969.4	1,029.8	5.4%	17,445.8	1,452.7	8.3%
Loans and financial leases (2)
Domestic
Peso-denominated	56,742.4	7,052.0	12.4%	47,784.5	5,510.5	11.5%	40,237.3	4,796.3	11.9%
Foreign-denominated	4,850.8	170.2	3.5%	4,198.1	125.9	3.0%	2,970.2	81.7	2.7%
Total domestic	61,593.2	7,222.2	11.7%	51,982.6	5,636.4	10.8%	43,207.5	4,877.9	11.3%
Foreign	11,465.8	1,476.9	12.9%	9,961.3	1,339.2	13.4%	769.6	113.0	14.7%
Total	73,059.0	8,699.2	11.9%	61,943.8	6,975.5	11.3%	43,977.1	4,990.9	11.3%
Total interest-earnings assets
Domestic
Peso-denominated	74,753.6	8,365.6	11.2%	64,575.5	6,504.7	10.1%	57,398.4	6,193.6	10.8%
Foreign-denominated	8,791.2	268.2	3.1%	6,870.0	231.1	3.4%	5,614.6	230.0	4.1%
Total domestic	83,544.8	8,633.8	10.3%	71,445.5	6,735.9	9.4%	63,013.0	6,423.6	10.2%
Foreign	14,069.7	1,571.2	11.2%	12,328.4	1,415.0	11.5%	965.9	119.0	12.3%
Total interest-earnings assets	97,614.5	10,205.0	10.5%	83,773.9	8,150.8	9.7%	63,978.9	6,542.6	10.2%
Non-interest-earnings assets
Cash and due from banks
Domestic
Peso-denominated	3,821.4	–	–	4,805.7	–	–	4,675.2	–	–
Foreign-denominated	1,265.9	–	–	488.2	–	–	530.2	–	–
Total domestic	5,087.3	–	–	5,293.9	–	–	5,205.3	–	–
Foreign	2,931.1	–	–	2,438.1	–	–	211.3	–	–
Total	8,018.4	–	–	7,732.1	–	–	5,416.7	–	–
Allowance for loan and financial lease losses
Domestic
Peso-denominated	(2,192.4)	–	–	(2,005.6)	–	–	(1,953.6)	–	–
Foreign-denominated	(16.6)	–	–	(11.5)	–	–	(10.4)	–	–
Total domestic	(2,209.0)	–	–	(2,017.1)	–	–	(1,964.0)	–	–
Foreign	(199.9)	–	–	(108.7)	–	–	(15.9)	–	–
Total	(2,408.9)	–	–	(2,125.9)	–	–	(1,979.8)	–	–
Non-performing past due loans (3)
Domestic
Peso-denominated	991.3	–	–	1,258.5	–	–	1,124.7	–	–
Foreign-denominated	4.3	–	–	9.8	–	–	10.2	–	–
Total domestic	995.6	–	–	1,268.3	–	–	1,134.9	–	–
Foreign	236.6	–	–	260.1	–	–	15.0	–	–
Total	1,232.2	–	–	1,528.4	–	–	1,149.9	–	–

	Average balance sheet and income from interest-earning assets for years ended December 31,
	2012			2011			2010
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Bankers’ acceptances, spot transactions and derivatives
Domestic
Peso-denominated	3,997.6	–	–	828.7	–	–	1,505.3	–	–
Foreign-denominated	(3,626.6)	–	–	(415.5)	–	–	(1,211.4)	–	–
Total domestic	370.9	–	–	413.2	–	–	293.9	–	–
Foreign	14.6	–	–	16.5	–	–	0.7	–	–
Total	385.5	–	–	429.7	–	–	294.6	–	–
Accounts receivable, net
Domestic
Peso-denominated	1,488.1	–	–	1,678.6	–	–	1,495.0	–	–
Foreign-denominated	66.9	–	–	78.6	–	–	49.8	–	–
Total domestic	1,555.0	–	–	1,757.2	–	–	1,544.7	–	–
Foreign	259.1	–	–	335.4	–	–	18.8	–	–
Total	1,814.0	–	–	2,092.6	–	–	1,563.6	–	–
Foreclosed assets, net
Domestic
Peso-denominated	57.6	–	–	61.4	–	–	44.1	–	–
Foreign-denominated	-	–	–	–	–	–	0.1	–	–
Total domestic	57.6	–	–	61.4	–	–	44.2	–	–
Foreign	25.2	–	–	37.1	–	–	3.3	–	–
Total	82.8	–	–	98.5	–	–	47.5	–	–
Property, plant and equipment, net
Domestic
Peso-denominated	1,816.2	–	–	1,625.6	–	–	1,382.7	–	–
Foreign-denominated	35.6	–	–	43.2	–	–	26.5	–	–
Total domestic	1,851.8	–	–	1,668.9	–	–	1,409.2	–	–
Foreign	298.7	–	–	307.6	–	–	24.9	–	–
Total	2,150.5	–	–	1,976.5	–	–	1,434.1	–	–
Other assets net
Domestic
Peso-denominated	6,730.8	–	–	4,802.9	–	–	4,507.0	–	–
Foreign-denominated	362.3	–	–	35.5	–	–	23.9	–	–
Total domestic	7,093.2	–	–	4,838.4	–	–	4,530.9	–	–
Foreign	2,227.7	–	–	2,231.8	–	–	186.2	–	–
Total	9,320.8	–	–	7,070.2	–	–	4,717.1	–	–
Total non-interest-earnings assets
Domestic
Peso-denominated	16,710.6	–	–	13,055.7	–	–	12,780.3	–	–
Foreign-denominated	(1,908.3)	–	–	228.3	–	–	(581.1)	–	–
Total domestic	14,802.4	–	–	13,284.1	–	–	12,199.2	–	–
Foreign	5,793.1	–	–	5,518.0	–	–	444.4	–	–
Total non-interest-earnings assets	20,595.4	–	–	18,802.1	–	–	12,643.6	–	–

Total interest and non-interest-earnings assets
Domestic
Peso-denominated	91,464.2	8,365.6	9.1%	77,631.2	6,504.7	8.4%	70,178.8	6,193.6	8.8%
Foreign-denominated	6,883.0	268.2	3.9%	7,098.3	231.1	3.3%	5,033.4	230.0	4.6%
Total domestic	98,347.2	8,633.8	8.8%	84,729.6	6,735.9	7.9%	75,212.2	6,423.6	8.5%
Foreign	19,862.8	1,571.2	7.9%	17,846.4	1,415.0	7.9%	1,410.3	119.0	8.4%
Total assets	118,210.0	10,205.0	8.6%	102,576.0	8,150.8	7.9%	76,622.5	6,542.6	8.5%

	Average balance sheet and income from interest-bearing liabilities for years ended December 31,
	2012			2011			2010
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Liabilities and shareholders’ equity
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	2,737.3	123.8	4.5%	1,747.9	52.4	3.0%	1,309.1	29.0	2.2%
Foreign-denominated	868.9	5.2	0.6%	163.1	0.4	0.3%	93.3	0.5	0.5%
Total domestic	3,606.2	129.0	3.6%	1,911.0	52.8	2.8%	1,402.4	29.5	2.1%
Foreign	4,305.6	30.2	0.7%	4,223.0	29.6	0.7%	353.6	–	–
Total	7,911.8	159.2	2.0%	6,134.0	82.4	1.3%	1,756.0	29.5	1.7%
Savings deposits
Domestic
Peso-denominated	26,489.8	1,059.3	4.0%	25,105.9	774.9	3.1%	22,941.9	634.0	2.8%
Foreign-denominated	470.5	3.4	0.7%	301.1	1.7	0.6%	253.8	1.7	0.7%
Total domestic	26,960.3	1,062.8	3.9%	25,407.1	776.6	3.1%	23,195.7	635.6	2.7%
Foreign	2,463.4	31.3	1.3%	2,212.6	31.5	1.4%	166.4	5.2	3.1%
Total	29,423.8	1,094.0	3.7%	27,619.7	808.1	2.9%	23,362.1	640.8	2.7%
Time deposits
Domestic
Peso-denominated	17,718.2	1,108.1	6.3%	13,430.0	643.6	4.8%	12,936.7	603.8	4.7%
Foreign-denominated	3,495.3	73.4	2.1%	2,744.3	60.6	2.2%	2,714.0	60.2	2.2%
Total domestic	21,213.5	1,181.5	5.6%	16,174.4	704.2	4.4%	15,650.7	664.0	4.2%
Foreign	4,628.7	214.5	4.6%	4,079.5	164.9	4.0%	319.7	15.1	4.7%
Total	25,842.3	1,396.1	5.4%	20,253.9	869.1	4.3%	15,970.4	679.1	4.3%
Interbank borrowings and overnight funds (4)
Domestic
Peso-denominated	4,878.1	219.5	4.5%	3,907.1	134.4	3.4%	3,781.6	106.6	2.8%
Foreign-denominated	302.9	2.9	1.0%	254.8	5.5	2.1%	132.7	2.3	1.7%
Total domestic	5,181.0	222.4	4.3%	4,161.8	139.9	3.4%	3,914.3	108.9	2.8%
Foreign	88.7	5.9	6.7%	117.8	7.1	6.0%	6.1	0.4	6.9%
Total	5,269.7	228.3	4.3%	4,279.6	146.9	3.4%	3,920.4	109.3	2.8%
Borrowings from banks and others (5)
Domestic
Peso-denominated	3,899.2	298.0	7.6%	4,477.2	297.1	6.6%	2,961.6	156.6	5.3%
Foreign-denominated	2,864.9	53.9	1.9%	4,181.9	55.4	1.3%	1,501.0	13.9	0.9%
Total domestic	6,764.1	351.9	5.2%	8,659.2	352.4	4.1%	4,462.6	170.5	3.8%
Foreign	3,201.0	121.5	3.8%	2,358.2	83.4	3.5%	185.5	6.5	3.5%
Total	9,965.1	473.4	4.8%	11,017.4	435.8	4.0%	4,648.1	177.0	3.8%
Bonds
Domestic
Peso-denominated	5,403.1	393.7	7.3%	5,185.0	318.9	6.2%	4,334.9	276.4	6.4%
Foreign-denominated	2,550.1	129.5	5.1%	89.7	2.0	2.2%	–	–	–
Total domestic	7,953.2	523.2	6.6%	5,274.6	320.9	6.1%	4,334.9	276.4	6.4%
Foreign	316.6	20.5	6.5%	295.4	18.7	6.3%	23.3	1.8	7.5%
Total	8,269.8	543.7	6.6%	5,570.0	339.6	6.1%	4,358.2	278.1	6.4%
Total interest-bearing liabilities
Domestic
Peso-denominated	61,125.7	3,202.3	5.2%	53,853.2	2,221.2	4.1%	48,265.8	1,806.3	3.7%
Foreign-denominated	10,552.7	268.4	2.5%	7,734.9	125.6	1.6%	4,694.8	78.5	1.7%
Total domestic	71,678.4	3,470.7	4.8%	61,588.1	2,346.8	3.8%	52,960.6	1,884.8	3.6%
Foreign	15,004.0	423.9	2.8%	13,286.5	335.1	2.5%	1,054.6	29.0	2.7%
Total	86,682.4	3,894.7	4.5%	74,874.6	2,681.9	3.6%	54,015.2	1,913.8	3.5%

Total non-interest-bearing liabilities and shareholders’ equity	31,527.6	–	–	27,701.4	–	–	22,607.3	–	–

	Average balance sheet and income from interest-bearing liabilities for years ended December 31,
	2012			2011			2010
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)

Total liabilities and shareholders’ equity	118,210.0	3,894.7	3.3%	102,576.0	2,681.9	2.6%	76,622.5	1,913.8	2.5%

(1)	Includes available for sale securities, in which yields are based on historical cost balances.

(2)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(3)
Loans past due more than 90 days for commercial loans, more than 60 days for consumer loans, more than 30 days for microcredit loans, more than 60 days for mortgages, more than 90 days for commercial financial leases and more than 60 days for consumer financial leases. See “—Loan portfolio—Risk categories.”

(4)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

(5)	Reflects loans made by other financial institutions including development banks and international correspondent banks.

Changes in net interest income and expenses — volume and rate analysis

The following tables allocate by currency of denomination, changes in our net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rates for the year ended December 31, 2012 compared to the year ended December 31, 2011, and the year ended December 31, 2011 compared to the year ended December 31, 2010. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume.

	2012 – 2011 Increase (decrease) due to changes in			2011 – 2010 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)
Interest-earnings assets
Interbank and overnight funds
Domestic
Peso-denominated	42.8	9.5	52.2	(76.6)	103.1	26.5
Foreign currency-denominated	1.2	2.6	3.8	0.7	(1.8)	(1.1)
Total domestic	43.9	12.1	56.0	(75.9)	101.3	25.4
Investment securities
Domestic
Peso-denominated	58.8	208.2	267.0	19.4	(449.0)	(429.6)
Foreign currency-denominated	33.1	(44.1)	(11.0)	(2.6)	(39.4)	(42.0)
Total domestic	92.0	164.1	256.0	16.7	(488.4)	(471.6)
Loans and financial leases (1)
Domestic
Peso-denominated	1,113.3	428.3	1,541.6	870.3	(156.1)	714.2
Foreign currency-denominated	22.9	21.4	44.3	36.8	7.4	44.2
Total domestic	1,136.2	449.6	1,585.8	907.2	(148.7)	758.5
Total interest-earnings assets
Domestic
Peso-denominated	1,214.9	645.9	1,860.8	813.1	(502.0)	311.1
Foreign currency-denominated	57.2	(20.1)	37.1	34.9	(33.8)	1.1
Total domestic	1,272.1	625.8	1,897.9	848.0	(535.8)	312.2
Foreign			156.2			1,296.0
Total interest-earnings assets	1,480.8	573.3	2,054.1	1,962.9	(354.7)	1,608.2

	2012 – 2011 Increase (decrease) due to changes in			2011 – 2010 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	44.7	26.6	71.4	13.2	10.2	23.4
Foreign currency-denominated	4.3	0.6	4.8	0.2	(0.2)	–
Total domestic	49.0	27.2	76.2	13.3	10.0	23.4
Savings deposits
Domestic
Peso-denominated	55.3	229.1	284.5	66.8	74.1	140.9
Foreign currency-denominated	1.2	0.5	1.7	0.3	(0.2)	–
Total domestic	56.6	229.6	286.2	67.1	73.9	140.9
Time deposits
Domestic
Peso-denominated	268.2	196.3	464.5	23.6	16.2	39.8
Foreign currency-denominated	15.8	(3.0)	12.8	0.7	(0.2)	0.4
Total domestic	284.0	193.3	477.3	24.3	15.9	40.3
Interbank borrowings and overnight funds
Domestic
Peso-denominated	43.7	41.4	85.1	4.3	23.5	27.8
Foreign currency-denominated	0.5	(3.0)	(2.6)	2.6	0.6	3.2
Total domestic	44.1	38.4	82.5	6.9	24.0	31.0
Borrowings from banks and others
Domestic
Peso-denominated	(44.2)	45.1	0.9	100.6	39.9	140.5
Foreign currency-denominated	(24.8)	23.4	(1.4)	35.5	6.0	41.5
Total domestic	(69.0)	68.4	(0.5)	136.0	45.9	181.9
Long-term debt (bonds)
Domestic
Peso-denominated	15.9	58.9	74.8	52.3	(9.8)	42.5
Foreign currency-denominated	125.0	2.5	127.5	2.0	–	2.0
Total domestic	140.9	61.4	202.3	54.3	(9.8)	44.5
Total interest-bearing liabilities
Domestic
Peso-denominated	383.7	597.4	981.1	260.7	154.1	414.9
Foreign currency-denominated	121.9	20.9	142.8	41.2	5.8	47.1
Total domestic	505.6	618.3	1,123.9	302.0	160.0	462.0
Foreign			88.8			306.1
Total interest-bearing liabilities	556.7	656.0	1,212.7	570.9	197.2	768.1

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

Interest-earning assets — net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the years ended December 31, 2012, 2011 and 2010.

	For the year ended December 31,
	2012	2011	2010
	(in Ps billions, except percentages)
Interbank and overnight funds
Domestic
Peso-denominated	1,451.4	1,081.9	1,798.1
Foreign currency-denominated	839.0	745.0	665.8
Total Domestic	2,290.4	1,827.0	2,464.0
Foreign	801.8	1,033.8	92.0
Total	3,092.3	2,860.8	2,556.0
Investment securities
Domestic
Peso-denominated	16,559.8	15,709.1	15,363.0
Foreign currency-denominated	3,101.4	1,926.9	1,978.5
Total Domestic	19,661.2	17,636.0	17,341.5
Foreign	1,802.1	1,333.4	104.3
Total	21,463.3	18,969.4	17,445.8
Loans and financial leases (1)
Domestic
Peso-denominated	56,742.4	47,784.5	40,237.3
Foreign currency-denominated	4,850.8	4,198.1	2,970.2
Total Domestic	61,593.2	51,982.6	43,207.5
Foreign	11,465.8	9,961.3	769.6
Total	73,059.0	61,943.8	43,977.1
Other interest-earning assets
Domestic
Peso-denominated	–	–	–
Foreign currency-denominated	–	–	–
Total Domestic	–	–	–
Foreign	–	–	–
Total	–	–	–
Total average interest-earning assets
Domestic
Peso-denominated	74,753.6	64,575.5	57,398.4
Foreign currency-denominated	8,791.2	6,870.0	5,614.6
Total Domestic	83,544.8	71,445.5	63,013.0
Foreign	14,069.7	12,328.4	965.9
Total	97,614.5	83,773.9	63,978.9
Net interest earned (2)
Domestic
Peso-denominated	5,163.3	4,283.5	4,387.3
Foreign currency-denominated	(0.2)	105.5	151.5
Total Domestic	5,163.0	4,389.1	4,538.8
Foreign	1,147.3	1,079.8	90.0
Total	6,310.3	5,468.9	4,628.8
Average yield on interest-earning assets
Domestic
Peso-denominated	11.2%	10.1%	10.8%
Foreign currency-denominated	3.1%	3.4%	4.1%
Total Domestic	10.3%	9.4%	10.2%
Foreign	11.2%	11.5%	12.3%
Total	10.5%	9.7%	10.2%
Net interest margin (3)
Domestic
Peso-denominated	6.9%	6.6%	7.6%

	For the year ended December 31,
	2012	2011	2010
	(in Ps billions, except percentages)
Foreign currency-denominated	–	1.5%	2.7%
Total Domestic	6.2%	6.1%	7.2%
Foreign	8.2%	8.8%	9.3%
Total	6.5%	6.5%	7.2%
Interest spread on loans and financial leases (4)
Domestic
Peso-denominated	7.2%	7.4%	8.2%
Foreign currency-denominated	1.0%	1.4%	1.1%
Total Domestic	6.9%	7.0%	7.7%
Foreign	10.1%	10.9%	11.9%
Total	7.4%	7.7%	7.8%
Interest spread on total interest-earning assets (5)
Domestic
Peso-denominated	6.0%	5.9%	7.0%
Foreign currency-denominated	0.5%	1.7%	2.4%
Total Domestic	5.5%	5.6%	6.6%
Foreign	8.3%	9.0%	9.6%
Total	6.0%	6.1%	6.7%

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

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

The following table presents the book value of our investments, net of allowance for investment securities losses, at the dates indicated.

	At December 31,
	2012	2011	2010
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian central government (1)	10,930.9	9,778.8	10,829.8
Securities issued or secured by the Colombian Central Bank	–	–	–
Securities issued or secured by other Colombian government entities	2,408.4	2,484.2	2,222.8
Securities issued or secured by other financial entities (2)	387.1	644.1	365.2
Other securities (3)	442.7	484.4	778.4
Total peso-denominated	14,169.0	13,391.6	14,196.1
Foreign currency-denominated
Securities issued or secured by the Colombian central government (1)	537.4	664.2	798.2
Securities issued or secured by other Colombian government entities	221.7	150.3	308.0
Securities issued by foreign governments	1,069.9	951.4	695.6
Securities issued or secured by other financial entities (2)	2,425.9	974.2	892.3
Other securities (3)	1,290.1	184.2	329.7
Total foreign currency-denominated	5,545.0	2,924.2	3,023.7

Total debt securities, net	19,714.0	16,315.8	17,219.8

Equity securities, net	3,581.8	2,659.4	1,955.1

Total investment securities, net	23,295.8	18,975.2	19,174.9

(1)	Includes Colombian central government-issued treasuries (Títulos de Tesorería), or “TESs.”

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At December 31, 2012, 2011 and 2010, we held securities issued by foreign governments and in the principal amounts, as follows.

At December 31,	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)
2012
	Brazil	20.4	11,525
	Costa Rica	572.2	323,600
	Mexico	9.4	5,307
	Panama	204.4	115,613
	United States of America	14.7	8,334
	El Salvador	47.8	27,046
	Chile	9.6	5,439
	Guatemala	61.7	34,897
	Nicaragua	1.8	1,024
	Honduras	127.9	72,305
	Total 2012	1,069.9	605,090

2011
	Brazil	17.5	9,022
	Costa Rica	338.0	174,001
	Mexico	23.6	12,164
	Panama	71.5	36,802
	United States of America	16.1	8,286
	El Salvador	23.2	11,921
	Chile	3.1	1,614
	Guatemala	150.3	77,373
	Nicaragua	31.9	16,406
	Honduras	276.2	142,148
	Total 2011	951.4	489,738

2010
	Brazil	23.9	12,500
	Costa Rica	255.4	133,460
	Mexico	14.1	7,369
	Panama	155.2	81,076
	United States of America	266.8	139,405
	El Salvador	28.2	14,742
	Chile	3.2	1,665
	Guatemala	121.7	63,563
	Nicaragua	2.0	1,041
	Honduras	21.8	11,364
	Total 2010	892.3	466,184

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at December 31, 2012.

	At December 31, 2012
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian central government	671.2	4.4	3,438.0	4.6	5,644.2	5.3	1,177.5	5.7	10,930.9	5.0
Securities issued or secured by the Colombian Central Bank	–	–	–	–	–	–	–	–	–	–
Securities issued or secured by Colombian government entities	2,286.5	2.7	27.1	5.7	94.8	6.1	–	–	2,408.4	2.9
Securities issued or secured by other financial entities	159.6	5.6	150.2	6.3	55.9	9.4	21.4	6.6	387.1	6.5
Other securities	28.4	4.4	33.0	5.1	341.1	5.0	40.2	11.6	442.7	5.6
Total peso-denominated	3,145.7	3.2	3,648.3	4.7	6,135.9	5.3	1,239.2	5.9	14,169.0	4.7

Foreign currency-denominated
Securities issued or secured by the Colombian central government	84.2	(3.7)	452.0	1.3	1.2	1.9	–	–	537.4	0.6
Securities issued or secured by Colombian government entities	–	–	6.0	4.3	215.7	4.2	–	–	221.7	4.2
Securities issued by foreign governments	564.3	3.6	354.9	7.7	67.3	6.2	83.5	4.2	1,069.9	5.2
Securities issued or secured by other financial entities	1,254.8	3.3	555.4	3.2	615.7	4.1	–	–	2,425.9	3.5
Other securities	31.2	1.9	126.7	3.3	1,059.7	4.3	72.6	4.6	1,290.1	4.1
Total foreign currency-denominated	1,934.4	3.0	1,494.9	3.7	1,959.5	4.3	156.1	4.4	5,545.0	3.7

Total debt securities, net	5,080.1		5,143.2		8,095.4		1,395.3		19,714.0

Equity securities, net									3,581.8

Total investment securities, net									23,295.8

(1)
Amounts for debt securities are net of allowances for decline in value, which amounted to Ps 3.1 billion at December 31, 2012. Amounts for equity securities are net of allowances, which amounted to Ps 4.7 billion at December 31, 2012.

(2)	Yield was calculated using the internal rate of return, or “IRR,” at December 31, 2012.

At December 31, 2012, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

	December 31, 2012
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian central government	Ministry of Finance	11,437.4	11,411.4
Securities issued or secured by Colombian government entities	Finagro	2,163.1	2,148.9
Securities issued by other financial entities	Titularizadora Colombiana S.A. (1)	386.5	390.4
Total		13,987.1	13,950.8

(1)
Titularizadora Colombiana S.A. is a corporation owned by the International Finance Corporation, or “IFC,” an affiliate of the World Bank, and certain mortgage-lending Colombian banks; it carries out mortgage securitizations.

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit, financial leases and mortgage loans.

	At December 31,
	2012	2011	2010	2009	2008
	(in Ps billions)
Domestic
Commercial
General purpose loans (1)	29,971.2	25,969.1	22,503.6	15,050.8	13,916.2
Loans funded by development banks	1,661.9	1,871.4	1,634.2	1,565.7	1,535.2
Working capital loans	9,149.6	8,562.4	6,611.1	9,232.7	9,741.7
Credit cards	242.6	183.5	161.4	163.4	155.8
Overdrafts	194.9	185.3	115.3	126.8	177.2
Total commercial	41,220.2	36,771.7	31,025.5	26,139.3	25,526.1

Consumer
Credit cards	2,289.7	1,735.3	1,462.1	1,338.7	1,345.2
Personal loans	14,202.8	11,822.2	9,697.2	8,438.2	7,343.8
Automobile and vehicle loans	1,935.3	1,706.8	1,493.3	1,425.0	1,482.3
Overdrafts	53.6	53.2	47.7	51.5	67.6
Loans funded by development banks	0.2	0.2	–	0.4	0.1
General purpose loans	157.9	160.0	151.2	142.0	131.4
Working capital loans	1.4	–	–	–	–
Total consumer	18,640.8	15,477.7	12,851.5	11,395.8	10,370.2

Microcredit	290.9	284.2	250.1	286.0	274.6
Mortgages	1,073.3	834.6	755.3	865.4	869.0
Financial leases	6,223.9	4,917.8	3,541.3	3,210.1	3,104.0
Total domestic	67,449.2	58,285.9	48,423.8	41,896.7	40,144.0

Foreign
Commercial
General purpose loans (1)	2,285.6	2,168.9	1,945.3	–	–
Loans funded by development banks	–	–	–	–	–
Working capital loans	1,959.3	1,549.4	1,133.9	–	–
Credit cards	–	–	–	–	–
Overdrafts	49.1	55.5	53.3	–	–
Total commercial	4,294.0	3,773.8	3,132.6	–	–

	At December 31,
	2012	2011	2010	2009	2008
	(in Ps billions)

Consumer
Credit cards	3,066.8	2,714.5	2,466.3	–	–
Personal loans	757.3	675.0	545.8	–	–
Automobile and vehicle loans	892.8	856.9	726.7	–	–
Overdrafts	22.4	11.7	–	–	–
Loans funded by development banks	–	–	–	–	–
General purpose loans	–	–	–	–	–
Working capital loans	–	–	35.0	–	–
Total consumer	4,739.4	4,258.2	3,773.7	–	–

Microcredit	–	–	–	–	–
Mortgages	3,275.0	3,383.8	3,089.0	–	–
Financial leases	271.8	246.0	204.6	–	–
Total foreign	12,580.2	11,661.8	10,199.9	–	–

Total portfolio	80,029.4	69,947.7	58,623.6	41,896.7	40,144.0
Allowance for loan portfolio	(2,545.6)	(2,306.5)	(2,183.9)	(1,881.1)	(1,625.8)
Total portfolio, net	77,483.8	67,641.2	56,439.7	40,015.6	38,518.3

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

We classify our loan portfolio into the following categories:

•	Commercial loans: Commercial loans are granted to companies or individuals to carry out economic activities.

•	Consumer loans: Consumer loans are granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services.

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

Maturity and interest rate sensitivity of loans and financial leases

The following table presents the maturities of our loan portfolio at December 31, 2012.

	At December 31, 2012
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Domestic
Commercial
General purpose loans	14,069.7	13,814.0	2,087.5	29,971.2
Loans funded by development banks	472.6	888.8	300.5	1,661.9
Working capital loans	8,093.0	1,020.0	36.6	9,149.6
Credit cards	159.0	83.6	-	242.6
Overdrafts	194.8	-	-	194.9
Total commercial	22,989.1	15,806.4	2,424.6	41,220.2

Consumer
Credit cards	1,599.4	690.3	-	2,289.7
Personal loans	3,954.0	9,237.3	1,011.5	14,202.8
Automobile and vehicle loans	555.0	1,311.9	68.3	1,935.3
Overdrafts	53.5	0.1	-	53.6
Loans funded by development banks	0.1	0.1	-	0.2
General purpose loans	75.8	82.0	-	157.9
Working capital loans	1.3	0.1	-	1.4
Total consumer	6,239.1	11,321.9	1,079.8	18,640.8

Microcredit	165.3	125.4	0.2	290.9
Mortgages	126.1	365.1	582.1	1,073.3
Financial leases	1,733.4	3,461.9	1,028.6	6,223.9
Total domestic portfolio	31,253.0	31,080.7	5,115.5	67,449.2

Foreign
Commercial
General purpose loans	332.2	934.8	1,018.6	2,285.6
Loans funded by development banks	-	-	-	-
Working capital loans	1,742.9	201.8	14.6	1,959.3
Credit cards	-	-	-	-
Overdrafts	49.1	-	-	49.1
Total commercial	2,124.2	1,136.7	1,033.1	4,294.0

Consumer
Credit cards	2,979.0	85.1	2.7	3,066.8
Personal loans	30.1	177.8	549.4	757.3
Automobile and vehicle loans	23.3	427.6	441.9	892.8
Overdrafts	22.4	-	-	22.4
Loans funded by development banks-	-	-	-	-
General purpose loans	-	-	-	-
Working capital loans	-	-	-	-
Total consumer	3,054.8	690.6	994.0	4,739.4

Microcredit	-	-	-	-
Mortgages	2.9	77.2	3,194.9	3,275.0
Financial leases	17.2	239.0	15.6	271.8
Total foreign portfolio	5,199.1	2,143.5	5,237.7	12,580.2
Total loan portfolio	36,452.0	33,224.2	10,353.1	80,029.4

The following table presents the interest rate sensitivity of our loan portfolio due after one year and within one year or less at December 31, 2012.

At December 31, 2012
Loans with terms of one year or less	(in Ps billions)
Variable rate:
Domestic	23,357.3
Foreign	1,938.4
Total	25,295.8
Fixed rate:
Domestic	7,895.6
Foreign	3,260.6
Total	11,156.2
Total loans with terms of one year or less	36,452.0

Loans with terms of more than one year
Variable rate:
Domestic	22,850.5
Foreign	1,587.0
Total	24,437.5
Fixed rate:
Domestic	13,345.7
Foreign	5,794.2
Total	19,139.8
Total loans with terms of more than one year	43,577.3

Total loan portfolio	80,029.4

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

	At December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(in Ps billions, except when in percentages)
Agricultural	2,050.6	2.6	1,835.2	2.6	1,286.2	2.2	939.0	2.2	993.3	2.5
Mining products and oil	1,747.2	2.2	2,861.2	4.1	1,369.7	2.3	710.3	1.7	211.0	0.5
Food, beverage and tobacco	2,755.3	3.4	2,055.9	2.9	1,866.1	3.2	1,618.1	3.9	1,780.7	4.4
Chemical production	3,744.1	4.7	1,673.7	2.4	1,405.0	2.4	1,719.6	4.1	1,499.3	3.7
Other industrial and manufacturing products	3,173.6	4.0	4,501.1	6.4	4,211.3	7.2	7,070.4	16.9	7,531.9	18.8
Government	2,332.0	2.9	2,234.1	3.2	1,877.2	3.2	1,599.6	3.8	1,398.0	3.5
Construction	5,885.8	7.4	4,519.1	6.5	2,681.6	4.6	2,309.5	5.5	2,048.0	5.1
Trade and tourism	992.5	1.2	840.4	1.2	698.7	1.2	711.7	1.7	691.4	1.7
Transportation and communications	5,271.4	6.6	3,906.1	5.6	2,925.3	5.0	2,520.5	6.0	2,175.1	5.4
Public services	3,016.5	3.8	3,362.6	4.8	3,229.6	5.5	1,681.6	4.0	1,703.0	4.2
Consumer services(1)	27,804.3	34.7	22,908.8	32.8	18,190.5	31.0	12,210.5	29.1	11,589.9	28.9
Commercial services(2)	20,024.3	25.0	17,814.4	25.5	13,902.4	23.7	8,196.0	19.6	7,901.9	19.7
Other (3)	1,231.7	1.5	1,435.2	2.1	4,980.0	8.5	609.8	1.5	620.6	1.5
Total loan portfolio	80,029.4	100.0	69,947.7	100.0	58,623.6	100.0	41,896.7	100.0	40,144.0	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.

(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

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

	Loan portfolio by type of loan
	At December 31,
Domestic	2012	2011	2010	2009	2008
	(in Ps billions)
Commercial loans	41,220.2	36,771.7	31,025.5	26,139.3	25,526.1
Consumer loans	18,640.8	15,477.7	12,851.5	11,395.8	10,370.2
Microcredit loans	290.9	284.2	250.1	286.0	274.6
Mortgages	1,073.3	834.6	755.3	865.4	869.0
Financial leases	6,223.9	4,917.8	3,541.3	3,210.1	3,104.0
Total domestic loan portfolio	67,449.2	58,285.9	48,423.8	41,896.7	40,144.0
Allowance for loans and financial lease losses	(2,332.8)	(2,093.0)	(1,977.6)	(1,881.1)	(1,625.8)
Total domestic loan portfolio, net	65,116.3	56,192.9	46,446.2	40,015.6	38,518.3

	Loan portfolio by type of loan
	At December 31,
Foreign	2012	2011	2010	2009	2008
	(in Ps billions)
Commercial loans	4,294.0	3,773.8	3,132.6	–	–
Consumer loans	4,739.4	4,258.2	3,773.7	–	–
Microcredit loans	–	–	–	–	–
Mortgages	3,275.0	3,383.8	3,089.0	–	–
Financial leases	271.8	246.0	204.6	–	–
Total foreign loan portfolio	12,580.2	11,661.8	10,199.9	–	–
Allowance for loans and financial lease losses	(212.7)	(213.5)	(206.3)	–	–
Total foreign loan portfolio, net	12,367.5	11,448.3	9,993.6	–	–
Total loan portfolio, net	77,483.8	67,641.2	56,439.7	40,015.6	38,518.3

Risk categories

The Superintendency of Finance prescribes the minimum risk classifications for loans and financial leases. Management assigns loans and financial leases to these classifications on the basis of models developed by management and reviewed by the Superintendency of Finance. These models incorporate both subjective and objective criteria. See note 2(i) to our audited consolidated financial statements.

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

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following table presents the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
Domestic	2012	%	2011	%	2010	%	2009	%	2008	%
	(in Ps billions, except percentages)
“A” Normal risk	63,505.4	94.2	54,599.9	93.7	44,718.3	92.3	38,054.0	90.8	37,186.0	92.6
“B” Acceptable risk, above normal	1,834.6	2.7	1,867.8	3.2	1,817.1	3.8	1,844.7	4.4	1,340.1	3.3
“C” Appreciable risk	863.3	1.3	700.9	1.2	645.3	1.3	637.1	1.5	522.4	1.3
“D” Significant risk	837.9	1.2	710.7	1.2	894.9	1.8	1,033.7	2.5	800.6	2.0
“E” Risk of non-recoverability	408.0	0.6	406.6	0.7	348.2	0.7	327.1	0.8	295.0	0.7
Total domestic loan portfolio	67,449.2	100.0	58,285.9	100.0	48,423.8	100.0	41,896.7	100.0	40,144.0	100.0
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio	3.1	–	3.1	–	3.9	–	4.8	–	4.0	–

	At December 31,
Foreign	2012	%	2011	%	2010	%	2009	%	2008	%
	(in Ps billions, except percentages)
“A” Normal risk	11,753.7	93.4	11,051.4	94.8	9,407.9	92.2	–	–	–	–
“B” Acceptable risk, above normal	272.4	2.2	222.1	1.9	409.1	4.0	–	–	–	–
“C” Appreciable risk	430.6	3.4	219.5	1.9	219.7	2.2	–	–	–	–
“D” Significant risk	75.5	0.6	83.4	0.7	110.9	1.1	–	–	–	–
“E” Risk of non-recoverability	47.9	0.4	85.4	0.7	52.3	0.5	–	–	–	–
Total foreign loan portfolio	12.580.2	100.0	11,661.8	100	10,199.9	100.0	–	–	–	–
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio	4.4	–	3.2	–	3.8	–	–	–	–	–
Total loan portfolio	80,029.4	100.0	69,947.7	100.0	58,623.6	100.0	41,896.7	100.0	40,144.0	100.0

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

	At December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(in Ps billions, except percentages)
Domestic
Performing past due loans: (1)
Commercial loans past due from 31 days to 90 days	128.1	8.4	85.7	7.1	121.2	9.6	143.4	9.5	172.0	11.9
Consumer loans past due from 31 days to 60 days	233.0	15.3	143.4	11.9	134.3	10.7	146.2	9.7	176.4	12.3
Microcredit loans past due up to 30 days	0.4	–	0.6	–	0.6	–	1.7	0.1	2.9	0.2
Mortgage loans past due from 31 days to 60 days	18.5	1.2	22.8	1.9	29.0	2.3	34.5	2.3	44.1	3.1
Financial leases past due from 31 days to 60/90 days (2)	63.0	4.1	72.5	6.0	40.2	3.2	74.6	4.9	88.4	6.1
Total domestic performing past due loan portfolio	443.0	29.0	324.9	27.0	325.3	25.9	400.5	26.5	483.8	33.6

Non-performing past due loans:
Commercial loans past due more than 90 days	410.9	26.9	347.7	28.8	417.6	33.3	525.7	34.8	374.6	26.0
Consumer loans past due more than 60 days	511.2	33.5	398.0	33.0	368.6	29.3	417.8	27.6	380.5	26.4
Microcredit loans past due more than 30 days	32.2	2.1	12.6	1.0	15.5	1.2	17.3	1.1	12.7	0.9
Mortgage loans past due more than 60 days	45.2	3.0	46.8	3.9	51.2	4.1	67.1	4.4	106.9	7.4
Financial leases past due more than 60/90 days	85.2	5.6	75.4	6.3	77.6	6.2	82.9	5.5	81.4	5.7
Total domestic non-performing past due loan portfolio	1,084.6	71.0	880.5	73.0	930.4	74.1	1,110.8	73.5	956.0	66.4

Total domestic past due loan portfolio	1,527.5	100.0	1,205.5	100.0	1,255.8	100.0	1,511.3	100.0	1,439.8	100.0

Total non-performing past due loan portfolio	1,084.6	–	880.5	–	930.4	–	1,110.8	–	956.0	–
Foreclosed assets	190.9	–	161.8	–	148.1	–	171.5	–	168.8	–
Other accounts receivable more than 180 days past due	33.2	–	31.8	–	40.8	–	39.8	–	25.6	–
Total domestic non-performing assets	1,308.7	–	1,074.1	–	1,119.3	–	1,322.2	–	1,150.4	–

Allowance for loan and financial lease losses	2,332.8	–	2,093.0	–	1,977.6	–	1,881.1	–	1,625.8	–
Allowance for estimated losses on foreclosed assets	120.9	–	113.6	–	105.8	–	123.5	–	126.2	–
Allowance for accounts receivable and accrued interest losses	77.2	–	57.2	–	55.4	–	69.4	–	47.0	–

	At December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(in Ps billions, except percentages)

Loans and financial leases at least 31 days past due as a percentage of total loans	2.3%	–	2.1%	–	2.6%	–	3.6%	–	3.6%	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	152.7%	–	173.6%	–	157.5%	–	124.5%	–	112.9%	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	110.6%	–	114.1%	–	104.7%	–	94.1%	–	100.5%	–
Percentage of performing loans and financial leases to total loans and financial leases	98.4%	–	98.5%	–	98.1%	–	96.4%	–	97.6%	–

	At December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(in Ps billions, except percentages)
Foreign
Performing past due loans: (1)
Commercial loans past due from 31 days to 90 days	22.6	7.5	14.4	4.3	8.6	2.7	–	–	–	–
Consumer loans past due loans from 31 days to 60 days	51.4	17.1	46.4	14.0	70.8	22.6	–	–	–	–
Microcredit loans past due up to 30 days	–	–	–	–	–	–	–	–	–	–
Mortgage loans past due from 31 days to 60 days	–	–	–	–	38.4	12.2	–	–	–	–
Financial leases past due from 31 days to 60/90 days (2)	0.8	0.3	1.5	0.5	1.1	0.3	–	–	–	–
Total Foreign performing past due loan portfolio	74.9	24.9	62.4	18.8	118.9	37.9	–	–	–	–

Non-performing past due loans:
Commercial loans past due more than 90 days	51.3	17.1	80.0	24.1	50.6	16.1	–	–	–	–
Consumer loans past due more than 60 days	93.9	31.2	86.9	26.2	89.7	28.6	–	–	–	–
Microcredit loans past due more than 30 days	–	–	–	–	–	–	–	–	–	–
Mortgage loans past due more than 60 days	80.2	26.6	100.1	30.2	54.2	17.3	–	–	–	–
Financial leases past due more than 60/90 days	0.6	0.2	2.3	0.7	0.5	0.2	–	–	–	–
Total Foreign non-performing past due loan portfolio	225.9	75.1	269.4	81.2	195.0	62.1	–	–	–	–

Total Foreign past due loan portfolio	300.8	100.0	331.8	100.0	313.9	100.0	–	–	–	–

Total non-performing past due loan portfolio	225.9	–	269.4	–	195.0	–	–	–	–	–
Foreclosed assets	43.2	–	61.8	–	67.4	–	–	–	–	–
Other accounts receivable more than 180 days past due	–	–	–	–	–	–	–	–	–	–
Total Foreign non-performing assets	269.1	–	331.2	–	262.4	–	–	–	–	–

Allowance for loan and financial lease losses	212.7	–	213.5	–	206.3	–	–	–	–	–
Allowance for estimated losses on foreclosed assets	21.2	–	29.5	–	24.2	–	–	–	–	–

	At December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(in Ps billions, except percentages)
Allowance for accounts receivable and accrued interest losses	–	–	-	–	–	–	–	–	–	–

Loans and financial leases at least 31 days past due as a percentage of total loans	2.4%	–	2.8%	–	3.1%	–	–	–	–	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	70.7%	–	64.3%	–	65.7%	–	–	–	–	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	38.4%	–	55.0%	–	53.9%	–	–	–	–	–
Percentage of performing loans and financial leases to total loans and financial leases	98.2%	–	97.2%	–	98.1%	–	–	–	–	–

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

	At December 31,
	2012	2011	2010	2009	2008
	(in Ps billions)
Domestic
Non-performing past due loans:
Commercial loans past due more than 90 days	410.2	347.7	417.6	525.7	374.5
Consumer loans past due more than 60 days	511.2	398.0	368.6	417.8	380.5
Microcredit loans past due more than 30 days	32.2	12.6	15.5	17.3	12.7
Mortgage loans past due more than 60 days	45.2	46.8	51.2	67.1	106.9
Financial leases past due more than 60 days	85.2	75.4	77.6	82.9	81.4
Total domestic non-performing past due loan portfolio	1,083.9	880.5	930.4	1,110.8	955.8
Foreign
Non-performing past due loans:
Commercial loans past due more than 90 days	51.9	80.0	50.6	–	0.2
Consumer loans past due more than 60 days	93.9	86.9	89.7	–	–
Microcredit loans past due more than 30 days	–	–	–	–	–
Mortgage loans past due more than 60 days	80.2	100.1	54.2	–	–
Financial leases past due more than 60/90 days	0.6	2.3	0.5	–	–
Total foreign non-performing past due loan portfolio	226.5	269.4	195.0	–	0.2
Total domestic and foreign non-performing past due loan portfolio	1,310.5	1,149.9	1,125.5	1,110.8	956.0

The following table presents our past due loan portfolio by type of loan.

	At December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(in Ps billions, except percentages)

Commercial
General purpose loans	442.9	24.2	384.3	25.0	453.7	28.9	492.3	32.6	427.7	29.7
Loans funded by development banks	41.2	2.3	31.1	2.0	42.4	2.7	35.2	2.3	35.7	2.5
Working capital loans	64.5	3.5	48.4	3.2	76.1	4.8	108.9	7.2	50.2	3.5
Credit cards	15.4	0.8	12.6	0.8	15.7	1.0	19.1	1.3	15.0	1.0
Overdrafts	48.9	2.7	51.5	3.3	10.0	0.6	13.7	0.9	18.0	1.3
Total commercial	612.9	33.5	527.9	34.3	597.9	38.1	669.1	44.3	546.6	38.0

Consumer
Credit cards	243.1	13.3	202.2	13.2	219.4	14.0	98.9	6.5	111.0	7.7
Personal loans	511.5	28.0	371.3	24.2	346.3	22.1	355.7	23.5	331.5	23.0
Automobile and vehicle loans	115.9	6.3	87.1	5.7	79.0	5.0	79.1	5.2	77.7	5.4
Overdrafts	12.2	0.7	8.6	0.6	6.9	0.4	11.2	0.7	14.6	1.0
Loans funded by development banks	0.1	–	0.1	–	–	–	5.9	0.4	4.8	0.3
General purpose loans	6.8	0.4	5.5	0.4	5.9	0.4	12.8	0.8	17.1	1.2
Working capital loans	–	–	–	–	5.9	0.4	0.4	–	0.2	–
Total consumer	889.4	48.6	674.7	43.9	663.4	42.3	564.0	37.3	556.9	38.7

Microcredit	32.6	1.8	13.2	0.9	16.1	1.0	19.0	1.3	15.5	1.1
Mortgages	143.9	7.9	169.7	11.0	172.8	11.0	101.6	6.7	151.0	10.5
Financial leases	149.5	8.2	151.8	9.9	119.4	7.6	157.6	10.4	169.8	11.8
Total past due loan portfolio	1,828.3	100.0	1,537.3	100.0	1,569.7	100.0	1,511.3	100.0	1,439.8	100.0
The following table presents information with respect to our secured and unsecured loan portfolios at least 31 days past due.

	At December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	197.5	0.3	143.9	0.2	165.3	0.3	249.3	0.6	270.0	0.7
Consumer	114.0	0.1	83.7	0.1	100.1	0.2	78.4	0.2	82.3	0.2
Microcredit	21.0	–	7.7	–	5.4	–	8.8	–	5.5	–
Mortgages	124.3	0.2	143.6	0.2	149.7	0.3	83.5	0.2	124.4	0.3
Financial leases	114.7	0.1	115.9	0.2	83.8	0.1	128.0	0.3	144.2	0.4
Total 31 to 360 days	571.5	0.7	494.8	0.7	504.3	0.9	547.9	1.4	626.4	1.6
Total past due more than 360 days	115.9	0.1	135.4	0.2	126.9	0.2	131.1	0.3	115.5	0.3
Total current	25,754.3	33.2	22,374.1	33.1	20,383.2	36.1	12,840.7	32.1	12,259.0	31.8
Total secured loan portfolio	26,441.7	34.1	23,004.3	34.0	21,014.4	37.2	13,519.7	33.8	13,000.9	33.8

Unsecured (1)
Past due 31 to 360 days
Commercial	198.4	0.3	187.8	0.3	231.9	0.4	243.4	0.6	154.4	0.4
Consumer	712.3	0.9	529.1	0.8	512.1	0.9	421.7	1.1	446.8	1.2
Microcredit	10.6	–	4.5	–	5.3	–	5.2	–	7.9	–
Mortgages	–	–	–	–	–	–	–	–	–	–
Financial leases	–	–	–	–	–	–	–	–	–	–
Total 31 to 360 days	921.2	1.2	721.3	1.1	749.2	1.3	670.3	1.7	609.2	1.6
Total past due more than 360 days	219.7	0.3	185.8	0.3	189.2	0.3	162.0	0.4	88.7	0.2
Total current	52,446.7	67.7	46.036.4	68.1	36,670.8	65.0	27,544.7	68.8	26,445.2	68.7

	At December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(in Ps billions, except percentages)
Total unsecured loan portfolio	53,587.6	69.2	46,943.5	69.4	37,609.2	66.6	28,377.0	70.9	27,143.2	70.5
Total loan portfolio, gross	80,029.4	103.3	69,947.7	103.4	58,623.6	103.9	41,896.7	104.7	40,144.0	104.2
Allowances	(2,545.6)	(3.3)	(2,306.5)	(3.4)	(2,183.9)	(3.9)	(1,881.1)	(4.7)	(1,625.8)	(4.2)
Total loan portfolio, net	77,483.8	100.0	67,641.2	100.0	56,439.7	100.0	40,015.6	100.0	38,518.3	100.0

(1)	Includes loans with personal guarantees.

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

	At and for the year ended December 31, 2012
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	1,083.9	209.6	92.5
Foreign	226.5	13.3	–
Total non-accrual loan portfolio	1,310.5	222.9	92.5

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

	At and for the year ended December 31, 2012
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	694.9	68.3	54.0
Foreign	24.6	3.6	–
Total non-performing troubled debt restructured loan portfolio	719.5	72.0	54.0

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

	At and for the year ended December 31, 2012
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	919.3	80.9	69.5
Foreign	134.4	19.9	19.4
Total performing troubled debt restructured loan portfolio	1,053.7	100.8	88.9

The following table presents a summary of our troubled debt restructuring loan portfolio, classified into domestic and foreign loans, accounted for on a performing basis in accordance with the criteria of the Superintendency of Finance in effect at the end of each period.

	At December 31,
	2012	2011	2010	2009	2008
	(in Ps billions)
Domestic	919.3	613.3	703.6	660.6	508.0
Foreign	134.4	122.0	182.4	–	–
Total performing troubled debt restructuring loan portfolio(1)	1,053.7	735.2	886.0	660.6	508.0

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Allowance for loan losses

We record allowance for loan and financial lease losses in accordance with regulations established by the Superintendency of Finance. For further information regarding the regulation and methodologies for the calculation of such allowances, see note 2(i) to our audited consolidated financial statements.

The following tables present the changes in the allowance for loan and financial lease losses during the periods indicated.
	Year ended December 31,
	2012	2011	2010	2009	2008
	(in Ps billions)
Domestic
Balance at beginning of period	2,093.0	1,977.6	1,881.1	1,625.8	1,278.2
Increase in allowance through business combinations(1)	11.6	1.7	1.8	–	–
Allowance for financial leasing reclassification	–	0.1	–	–	–
Provisions for loan losses	2,092.9	1,794.8	1,927.1	1,855.6	1,600.4
Charge-offs	(586.4)	(511.6)	(660.1)	(558.2)	(369.8)
Effect of difference in exchange rate	(1.2)	(0.8)	(0.6)	(0.8)	0.7
Reclassification – securitization	(1.0)	(9.7)	(8.4)	(6.9)	0.5
Reversals of provisions	(1,276.1)	(1,159.0)	(1,163.4)	(1,034.3)	(884.2)
Balance at end of year (domestic)	2,332.8	2,093.0	1,977.6	1,881.1	1,625.8

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in Ps billions)
Foreign
Balance at beginning of period	213.5	206.3	–	–	–
Increase in allowance through business combinations(1)	–	–	184.4	–	–
Allowance for financial leasing reclassification	–	–	–	–	–
Provisions for loan losses	170.7	170.5	1.0	–	–

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in Ps billions)
Charge-offs	(126.7)	(165.1)	(17.5)	–	–
Effect of difference in exchange rate	(20.6)	10.8	38.7	–	–
Reclassification – securitization	–	–	–	–	–
Reversals of provisions	(24.1)	(9.1)	(0.3)	–	–
Balance at end of year (foreign)	212.7	213.5	206.3	–	–
Balance at end of year total (2)	2,545.6	2,306.5	2,183.9	1,881.1	1,625.8

(1)	Reflects business acquisitions of BAC Credomatic in 2010.

(2)
The allowance balance for accrued interest receivable, which is not included in this item, amounted to 77.2 billion, Ps 61.2 billion, Ps 55.4 billion, Ps 69.4 billion and Ps 47.0 billion for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively.

Recoveries of charged-off loans are recorded on the statement of income under recovery of charged-off assets and are not included in provisions for loan losses.

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At December 31,
	2012	2011	2010	2009	2008
	(in Ps billions)
Domestic
Commercial	1,100.6	1,117.3	1,138.3	1,062.4	898.9
Consumer	991.2	780.3	658.6	653.3	556.5
Microcredit	21.6	10.3	13.1	12.4	9.0
Mortgages	18.9	16.3	15.6	23.3	29.4
Financial leases	187.7	158.6	142.9	117.1	119.8
General (1)	12.7	10.2	9.1	12.7	12.2
Total domestic	2,332.8	2,093.0	1,977.6	1,881.1	1,625.8
Foreign
Commercial	64.4	63.8	77.4	–	–
Consumer	133.7	122.3	104.0	–	–
Microcredit	–	–	–	–	–
Mortgages	12.9	24.7	23.5	–	–
Financial leases	1.8	2.7	1.4	–	–
General (1)	–	–	–	–	–
Total foreign	212.7	213.5	206.3	–	–
Total allowance for loan and financial lease losses	2,545.6	2,306.5	2,183.9	1,881.1	1,625.8

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

The following table presents the allocation of our allowance for loans and financial lease losses by type of loan.

	At December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	840.0	33.0	883.0	38.3	906.2	41.5	783.5	41.7	668.8	41.1
Loans funded by development banks	50.4	2.0	54.5	2.4	57.8	2.6	54.5	2.9	50.9	3.1
Working capital loans	182.9	7.2	156.9	6.8	149.8	6.9	194.2	10.3	155.4	9.6
Credit cards	16.7	0.7	13.7	0.6	16.0	0.7	16.7	0.9	12.7	0.8
Overdrafts	10.6	0.4	9.1	0.4	8.6	0.4	13.4	0.7	11.1	0.7
Total commercial	1,100.6	43.2	1,117.3	48.4	1,138.3	52.1	1,062.4	56.5	898.9	55.3
Consumer
Credit cards	148.0	5.8	111.6	4.8	90.7	4.2	93.1	5.0	95.0	5.8
Personal loans	741.1	29.1	585.4	25.4	488.0	22.3	473.3	25.2	378.3	23.3
Automobile and vehicle loans	85.8	3.4	68.3	3.0	65.7	3.0	69.2	3.7	61.2	3.8
Overdrafts	5.2	0.2	5.6	0.2	5.3	0.2	7.4	0.4	8.1	0.5
Loans funded by development banks	0.1	–	–	–	–	–	–	–	–	–
General purpose loans	11.0	0.4	9.3	0.4	8.9	0.4	10.3	0.5	13.8	0.8
Working capital loans	0.1	–	–	–	–	–	–	–	–	–
Total consumer	991.2	38.9	780.3	33.8	658.6	30.2	653.3	34.7	556.5	34.2
Microcredit	21.6	0.8	10.3	0.4	13.1	0.6	12.4	0.7	9.0	0.6
Mortgages	18.9	0.7	16.3	0.7	15.6	0.7	23.3	1.2	29.4	1.8
Financial leases	187.7	7.4	158.6	6.9	142.9	6.5	117.1	6.2	119.8	7.4
General	12.7	0.5	10.3	0.4	9.1	0.4	12.7	0.7	12.2	0.7
Total domestic	2,332.8	91.6	2,093.0	90.7	1,977.6	90.6	1,881.2	100.0	1,625.8	100.0
Foreign
Commercial
General purpose loans	47.9	1.9	50.1	2.2	62.6	2.9	–	–	–	–
Loans funded by development banks	–	–	–	–	–	–	–	–	–	–
Working capital loans	14.4	0.6	12.7	0.6	9.1	0.4	–	–	–	–
Credit cards	–	–	–	–	–	–	–	–	–	–
Overdrafts	2.0	0.1	1.0	–	5.7	0.3	–	–	–	–
Total commercial	64.4	2.5	63.8	2.8	77.4	3.5	–	–	–	–
Consumer
Credit cards	117.9	4.6	107.4	4.7	94.6	4.3	–	–	–	–
Personal loans	8.0	0.3	7.4	0.3	4.1	0.2	–	–	–	–
Automobile and vehicle loans	3.8	0.1	5.4	0.2	5.3	0.2	–	–	–	–
Overdrafts	4.0	0.2	2.1	0.1	–	–	–	–	–	–
Loans funded by development banks	–	–	–	–	–	–	–	–	–	–
General purpose loans	–	–	–	–	–	–	–	–	–	–
Working capital loans	–	–	–	–	–	–	–	–	–	–
Total consumer	133.7	5.3	122.3	5.3	104.0	4.8	–	–	–	–
Microcredit	–	–	–	–	–	–	–	–	–	–
Mortgages	12.9	0.5	24.7	1.1	23.5	1.1	–	–	–	–
Financial leases	1.8	0.1	2.7	0.1	1.4	0.1	–	–	–	–
General	–	–	–	–	–	–	–	–	–	–
Total foreign	212.7	8.4	213.5	9.3	206.3	9.4	–	–	–	–
Total allowance for loan and financial lease losses	2,545.6	100.0	2,306.5	100.0	2,183.9	100.0	1,881.1	100.0	1,625.8	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the years ended December 31, 2012, 2011, 2010, 2009 and 2008.

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in Ps billions)
Domestic
Commercial and consumer
General purpose loans	106.4	138.0	166.7	130.5	85.2
Loans funded by development banks	4.6	5.5	8.8	7.0	5.9
Working capital loans	5.1	31.1	34.7	11.2	5.6
Credit cards	108.7	73.0	80.3	89.6	63.4
Personal loans	283.4	193.5	257.7	232.6	172.8
Automobile and vehicle loans	36.0	37.5	50.6	41.8	16.0
Overdrafts	7.6	6.7	12.4	9.0	8.7
Total commercial and consumer	551.6	485.2	611.2	521.6	357.5
Microcredit	12.6	11.6	12.0	6.0	1.9
Mortgages and other	0.4	0.6	11.4	2.6	2.8
Financial leases	21.7	14.2	25.5	28.1	7.6
Total domestic	586.4	511.6	660.1	558.2	369.8
Foreign
Commercial and consumer
General purpose loans	6.3	17.6	1.8	–	–
Loans funded by development banks	–	–	–	–	–
Working capital loans	2.5	6.2	1.1	–	–
Credit cards	97.9	117.4	12.8	–	–
Personal loans	6.2	7.4	0.7	–	–
Automobile and vehicle loans	1.9	2.8	0.4	–	–
Overdrafts	5.0	5.0	–	–	–
Total commercial and consumer	119.9	156.5	16.8	–	–
Microcredit	–	–	–	–	–
Mortgages and other	5.5	8.1	0.2	–	–
Financial leases	1.3	0.5	0.5	–	–
Total foreign	126.7	165.1	17.5	–	–

Total charge-offs	713.2	676.7	677.6	558.2	369.8

The ratio of charge-offs to average outstanding loans for the periods indicated was as follows.

	Year ended December 31,
	2012	2011	2010
	(in percentages)
Ratio of charge-offs to average outstanding loans	1.0%	1.1%	1.5%

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

Potential problem loans are primarily those classified as “B” under the Superintendency of Finance’s credit classification and provisioning guidelines. See “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk management—Credit classification and provisioning.” At December 31, 2012, Ps 2,107.0 billion, or 2.6% of our subsidiaries’ loans were classified as potential problem loans under these guidelines.

Separately, we also monitor loans granted by our banks to a single borrower where we have an aggregate exposure of Ps 2.0 billion.

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments, at December 31, 2012, 2011 and 2010. See “—Loan portfolio” above for a description of cross-border outstanding by type of foreign borrower.

	At December 31,
	2012	2011	2010
	(in Ps billions)
Loans
Commercial
Costa Rica	1,081.9	956.0	647.7
El Salvador	540.7	520.4	436.5
Guatemala	466.4	337.7	266.8
Honduras	910.3	934.6	902.3
Nicaragua	778.3	704.2	586.5
Panama	545.0	350.0	257.6
Consumer
Costa Rica	457.9	423.7	296.7
El Salvador	210.8	174.8	150.7
Guatemala	99.6	79.5	58.4
Honduras	134.1	158.6	139.2
Nicaragua	172.3	138.0	112.8
Panama	597.9	602.3	537.9
Financial Leases
Costa Rica	222.3	195.9	154.2
El Salvador	13.7	16.4	20.7
Guatemala	0.1	9.6	0.3
Honduras	0.7	4.1	0.8
Nicaragua	2.4	3.8	0.6
Panama	32.7	49.4	28.1
Mortgages
Costa Rica	1,280.0	1,235.9	1,140.9
El Salvador	468.1	530.1	526.1
Guatemala	461.3	512.7	505.4
Honduras	436.6	474.1	430.1
Nicaragua	170.2	170.8	165.8
Panama	458.9	493.4	392.5

	At December 31,
	2012	2011	2010
		(in Ps billions)
Credit Cards
Costa Rica	990.3	827.9	781.2
El Salvador	427.0	417.7	420.1
Guatemala	440.7	407.1	331.3
Honduras	464.2	388.4	346.7
Nicaragua	208.1	201.2	179.2
Panama	418.9	394.3	314.8
Unearned Income
Costa Rica	–	–	–
El Salvador	–	–	–
Guatemala	–	–	–
Honduras	–	–	–
Nicaragua	–	–	–
Panama	–	–	–
Total per country
Costa Rica	4,032.5	3,639.4	3,020.7
El Salvador	1,660.2	1,659.4	1,554.1
Guatemala	1,468.2	1,346.6	1,162.2
Honduras	1,946.0	1,959.8	1,819.1
Nicaragua	1,331.2	1,218.0	1,044.9
Panama	2,053.3	1,889.4	1,530.9
Investments
Australia	3.9	279.0	4.2
Brazil	498.5	136.9	110.4
British Virgin Islands	46.9	–	7.5
Barbados	–	–	–
Canada	2.2	10.3	100.4
Cayman Islands	383.1	120.9	162.9
Chile	322.9	49.9	53.3
Costa Rica	712.8	372.3	315.2
El Salvador	59.1	23.2	28.2
France	5.3	–	–
Germany	10.5	14.2	21.9
Guatemala	218.8	–	121.7
Honduras	374.8	32.6	182.5
Mexico	116.6	40.6	16.0
Netherlands	23.2	–	–
Nicaragua	11.3	5.5	2.0
Panama	393.8	116.8	184.2
Peru .	287.0	46.7	0.4
Spain	5.3	-	14.3
United Kingdom	10.7	13.9	11.6
United States of America	497.3	441.4	597.0
BAC San José Liquid Fund (BAC San José Fondo líquido – Riesgo País Mixto)	5.0	–	3.9
Multilateral – Bank Information Center (Centro de información sobre la banca)	–	4.0	4.0
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	3.7	18.3	37.7
Multilateral – Central American Bank for Economic Integration	56.4	46.8	35.4
Multilateral – Latin America Reserve Fund (Fondo Latinoamericano de Reservas)	–	–	–
Total investments	4,142.3	1,773.2	2,014.6

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at December 31, 2012, 2011 and 2010.

	At December 31,
	2012	2011	2010
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	3,809.5	2,505.1	1,604.5
Time deposits	21,868.2	18,383.4	14,459.4
Savings deposits	30,976.5	25,441.8	23,857.8
Total	56,654.1	46,330.3	39,921.7
Non-interest-bearing deposits:
Checking accounts	11,011.1	11,450.2	11,224.0
Other deposits (1)	730.0	866.5	834.5
Total	11,741.1	12,316.7	12,058.5
Total domestic deposits	68,395.2	58,647.0	51,980.2

Foreign
Interest-bearing deposits:
Checking accounts	4,440.1	4,662.7	4,586.6
Time deposits	4,996.8	4,247.1	4,155.6
Savings deposits	2,569.5	2,470.2	2,163.4
Total	12,006.4	11,380.0	10,905.7
Non-interest-bearing deposits:
Checking accounts	841.7	799.8	637.2
Other deposits (1)	220.0	180.8	146.2
Total	1,061.7	980.6	783.4
Total foreign deposits	13,068.1	12,360.6	11,689.1
Total deposits	81,463.3	71,007.6	63,669.3

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following table presents time deposits, by amount and maturity, at December 31, 2012.

	At December 31, 2012
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	4,010.0	1,471.0	5,480.9
From 3 to 6 months	1,998.1	479.7	2,477.8
From 6 to 12 months	3,969.0	507.9	4,476.8
More than 12 months	6,712.9	127.6	6,840.5
Time deposits less than U.S.$100,000 (1)	2,429.3	162.8	2,592.1
Total domestic	19,119.2	2,749.0	21,868.2

	At December 31, 2012
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)

Foreign (2)	–	4,996.8	4,996.8
Total	19,119.2	7,745.8	26,865.0

(1)	U.S.$100,000 is the equivalent of Ps 176,823,000 (translated at the representative market rate of Ps 1,768.23 to U.S.$1.00 at December 31, 2012).

(2)	Represents operations outside of Colombia.

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At December 31,
	2012	2011	2010
	(in percentages)
ROAA: Return on average total assets (1)	2.0	2.3	2.2
ROAE: Return on average shareholders’ equity (2)	17.7	20.3	22.2
Average shareholders’ equity as a percentage of average total assets	7.3	5.3	5.4
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.4	11.7	9.4
Dividend payout ratio (3)	59.9	61.2	54.9

Source: Company calculations based on Grupo Aval data.

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	Dividend payout ratio (dividends declared per share divided by net income per share).

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At December 31,
	2012		2011		2010
	Amount	Nominal rate	Amount	Nominal rate	Amount	Nominal rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	5,156.5	–	3,225.1	–	2,477.4	–
Average during period	5,269.7	4.3%	4,279.6	3.4%	3,955.4	2.5%
Maximum amount of borrowing at any month-end	8,323.7	–	5,977.3	–	6,884.8	–
Interest paid during the period	228.3	–	146.9	–	99.0	–

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

In recent years, the financial system in Colombia has continued the consolidation process, leading to relatively high merger and acquisition activity since 2005, particularly between 2005 and 2012: the merger of Corporación Nacional de Ahorro y Vivienda S.A., or “Conavi,” Corporación Financiera Nacional y Suramericana S.A., or “Corfinsura,” and Bancolombia; the acquisition of Banco Aliadas S.A. by Banco de Occidente; the merger of Banco Tequendama S.A. and Banco GNB Sudameris S.A.; the merger of Banco Colmena S.A. and Banco Caja Social S.A. to form BCSC S.A.; the acquisition of Bansuperior S.A. by Davivienda; the acquisition of Banco Granahorrar S.A. by BBVA Colombia; and the acquisition of Banco Unión Colombiano S.A. by Banco de Occidente. Also, during 2006, Banco de Bogotá acquired Megabanco and Davivienda acquired Gran Banco – Bancafé S.A. In 2007, Bancolombia completed the acquisition of Banagrícola in El Salvador, and in 2008, ABN AMRO Bank Colombia S.A. became Royal Bank of Scotland (Colombia) S.A. following the acquisition of ABN AMRO Bank NV by a consortium led by Royal Bank of Scotland, Fortis and Banco Santander S.A. Also, in 2008, General Electric Money purchased a 49.7% stake in Banco Colpatria. In 2010, Scotiabank acquired Royal Bank of Scotland (Colombia) S.A., and five financing companies merged with their respective commercial banks (BBVA Leasing, Leasing Popular, Leasing de Occidente, Leasing Bogotá, and Helm Leasing). In 2011, Scotiabank agreed to acquire a 51% stake in Banco Colpatria and Banco Santander S.A. agreed to sell Banco Santander Colombia S.A. to Corpbanca S.A., a Chilean financial services company. Banco WWB S.A., Banco Coomeva S.A., Banco Finandina S.A., Banco Falabella S.A. and Banco Pichincha S.A. entered the banking market in Colombia. In 2012, HSBC agreed to sell HSBC Colombia S.A. to Banco GNB Sudameris S.A. and Corpbanca agreed to buy Helm Bank S.A. Also in 2012, Banco Santander, having sold-off its wholesale banking operations to Corpbanca the year before, filed a petition with the Superintendency of Finance to obtain a license for a new bank aimed mainly at corporate clients and Bancolombia agreed to buy 40% of the shares in Grupo Financiero Agromercantil, the owner of several financial institutions in Guatemala. On February 19, 2013, Bancolombia announced that it had agreed to buy HSBC Bank S.A. Panama. Various banking institutions, which have recently been incorporated in Colombia, target specific segments such as the microcredit and small and medium enterprises segments and corporate banking or commercial banking. These institutions include Banco de las Microfinanzas-Bancamía S.A., Banco WWB S.A. and Banco Coomeva S.A., as well as three new financial corporations, JP Morgan Corporación Financiera S.A., BNP Paribas Colombia Corporación Financiera S.A. and Itaú BBA Colombia S.A., which are local subsidiaries of international financial institutions. The business of these new credit institutions may affect our market position in the individual, small and medium enterprises and merchant banking segments.

While the Colombian government has been promoting consolidation and expansion of the scope of activities of Colombian financial institutions, it has simultaneously been strengthening corporate governance, risk management and supervision. See “—Supervision and regulation.”

Colombian banking system during the recent global economic and financial crisis

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

Recent growth of financial sector

From a macroeconomic perspective, the Colombian financial sector has been one of the primary engines of economic growth in the country in recent years. According to DANE, GDP of the financial sector comprising financial intermediation, insurance and other related services, grew at a CAGR of 8.3% in the five-year period from 2008 to 2012 in real terms, 4.3 percentage points above that of annual growth of total GDP during the same period. Economic stability, improvements in security conditions, increased employment rates and enhanced purchasing power on the part of the Colombian population have contributed to an increase in the penetration of financial services. According to DANE, Colombian real GDP per capita grew by 16.8% in the five-year period ending in 2012. Also, prior to the recent global financial crisis, Colombia’s unemployment rate had been falling consistently during the previous five-year period from an annual average of 11.8% in 2005 to a minimum of 11.0% by mid-2008, before rising to 11.8% in 2010. As the economy recovered, Colombia’s annual average unemployment rate decreased to 10.8% at December 31, 2011, and to 10.4% at December 31, 2012. At the same time, deposits in the banking system grew 61.4% in real terms and 94.3% in nominal terms during the five-year period ending in 2012 as adjusted to include deposit growth of the five financing companies that merged with commercial banks during 2010 (BBVA Leasing S.A., Leasing Popular S.A., Leasing de Occidente S.A., Leasing Bogotá S.A. and Helm Leasing S.A.), and the three financing companies and the cooperative bank that converted to commercial banks during 2011 (Banco Pichincha S.A., Banco Falabella S.A., Banco Finandina S.A. and Bancoomeva S.A.).

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

Credit volumes

Credit volumes in Colombia have grown steadily since 2004. Despite this increase in lending, the Colombian market still has a relatively low credit penetration rate as compared to that of other developed and emerging market countries. The following chart presents domestic credit to the private sector as a percentage of GDP of specified countries at December 31, 2011.

Source:  2012 World Bank Development Indicators. Data at December 31, 2011. Domestic credit to private sector refers to financial resources provided to the private sector, which may include, among others, loans, purchases of non-equity securities, and trade credits and other accounts receivable, that establish a claim for repayment. For some countries these claims include credit to public enterprises.

Domestic credit to the private sector as a percentage of GDP, as defined by the World Bank Development Indicators, refers to financial resources provided to the private sector, such as through loans, purchases of non-equity securities, and trade credits and other accounts receivable, that establish a claim for repayment. This metric encompasses a broad range of entities that provide credit, and is not limited to banking institutions. It is widely used for comparison purposes across countries due to its reliability and homogeneity. The World Bank Development Indicators cover 214 countries from 1960 to 2011.

Credit provided exclusively by banking institutions is used to refer to bank intermediation, as it is the main business of Banco de Bogotá. Specifically, when referring to bank credit penetration, bank credit refers to gross loans and leasing operations provided by commercial banks in Colombia, according to data from the Superintendency of Finance, and GDP refers to nominal GDP in Colombian pesos, according to data from DANE. We believe these metrics, and the calculation resulting therefrom, reflect more appropriately Colombia’s domestic credit-to-GDP situation and render 32.2% and 34.8% ratios for the periods ended December 31, 2011 and December 31, 2012, respectively.

The Colombian bank credit market consists of the extension of loans to individuals and corporations through four main business lines: commercial, consumer, microcredit and mortgage. According to the Superintendency of Finance, at December 31, 2012, a total of Ps 231.6 trillion (U.S.$129.3 billion) of gross loans granted by Colombian banks were outstanding, of which 60.1% were commercial loans, 28.6% were consumer loans, 8.2% were mortgages and 2.9% were microcredit loans.

Gross bank loans in the Colombian banking sector as a percentage of GDP also increased in the past five years from 24.6% in the year ended December 31, 2007 to 34.8% in December 31, 2012. The following chart presents bank credit as a percentage of GDP over the last fifteen years.

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

Although loan quality and loan loss coverage ratios deteriorated between 2007 and mid-2009 as a result of the economic slowdown preceding the global crisis, overall loan quality and coverage ratios have improved significantly during the last ten years in Colombia. The following charts illustrate this trend and present non-performing loans as a percentage of total loans and the loan loss coverage ratio from December 2001 to December 2012.

Source:  Superintendency of Finance. Past due loans refers to loans overdue more than 30 days, as defined by the Superintendency of Finance. Loan loss coverage ratio refers to loan loss allowances divided by past due loans.

Colombia’s banking system is well capitalized, with an average risk-based capital ratio of 15.3% at December 31, 2012 (15.0% at June 30, 2012), significantly above the minimum regulatory requirement of 9.0%. The capital-to-total assets ratio and the risk-based capital ratio have increased since 2005: the former currently exceeds that of comparable countries in Latin America, while the latter is at a level similar to that of Mexico and Peru. The following charts present regulatory capital as a percentage of risk-weighted assets, and shareholder’s equity as a percentage of total assets over the five-year period from 2007 to 2012 for the banking sector in Brazil, Colombia, Chile, Peru and Mexico (latest available data in 2012 varies by country; see footnotes).

Source:  IMF for non-Colombian countries and Superintendency of Finance for Colombia. For non-Colombian countries, shareholders’ equity refers to equity and regulatory capital refers to bank regulatory capital, as reported by the IMF’s Financial Soundness Indicators, October 31, 2012. According to the IMF, capital is measured as total capital and reserves as reported in the sectorial balance sheet for cross-border consolidated data; Tier I capital can also be used (this definition of capital is also used by the IMF for calculating the ratio of return on equity). For Colombia, shareholders’ equity refers to that of commercial banks, and regulatory capital to risk-weighted assets refers to the risk-based capital ratio of commercial banks as defined and reported by the Superintendency of Finance. Latest available data for Brazil and Chile is as of June 30, 2012, and for Mexico and Peru is as of March 31, 2012. Data shown for Colombia is as of June 30, 2012.

At the same time, the profitability of the financial sector improved significantly during the first half of the decade starting in 2000 and remained relatively stable in the second half of the decade, including during the global economic and financial crisis. The following charts present ROAA and ROAE for the Colombian financial sector from December 2001 to December 2012.

Source: Company estimates, based on Superintendency of Finance. ROAA refers to 12-month profits divided by the average of assets in the current month and in the same month of the prior year. Similarly, ROAE refers to 12-month profits divided by the average of shareholders’ equity in the current month and in the same month of the prior year.

The following charts present ROAA and ROAE over the five-year period from 2007 to 2012 for the banking sector in Brazil, Colombia, Chile, Peru and Mexico (latest available data in 2012 varies by country; see footnotes).

Source: IMF’s Financial Soundness Indicators, October 2012, for Brazil, Chile, Peru and Mexico; and company estimates based on Superintendency of Finance for Colombia. Latest available data for Brazil is as of June 30, 2012 for Chile is as of July 31, 2012, for Mexico is as of March 31, 2012, and for Peru is as of April 30, 2012. Data shown for Colombia is as of June 30, 2012.

Main market participants

According to the Superintendency of Finance, at December 31, 2012, the principal participants in the Colombian financial system were the Colombian Central Bank, 23 commercial banks (fifteen domestic banks, seven subsidiaries of foreign institutions and one bank owned by the Colombian government), 21 financing companies and five finance corporations. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouses, special state-owned institutions that provide credit to specific segments of the population who generally lack normal access to commercial and retail banking, and pension and severance pay funds also participate. For a description of the roles of these entities, see “—Supervision and regulation—Regulatory framework for Colombian financial institutions.” For information about our competitive position, see “—Competition.”

Our principal competitors are Bancolombia, Davivienda and BBVA Colombia, which are the three leading banking groups in Colombia after Grupo Aval. International players active in the Colombian market include CorpBanca Colombia S.A., Banco Bilbao Vizcaya Argentaria Colombia, S.A., Citibank-Colombia S.A., Banco GNB Sudameris S.A. and Scotiabank-Colombia S.A.

Recent developments in the Colombian stock market

Colombia’s stock market has been one of the top performers worldwide following the global economic and financial crisis of 2008. The Colombian Stock Market Index (Indice General de la Bolsa de Colombia), or “IGBC,” increased 16.2% in 2012, decreased 18.3% in 2011, and increased 33.6% in 2010 and 53.5% in 2009, after falling 29.3% in 2008. Colombia’s stock market capitalization stood at Ps 483.3 trillion (U.S.$272.8 billion) at December 31, 2012. Simultaneously, the daily average trading volume in the stock market increased to PS 188.2 billion (U.S. $106.4 million) during 2012, from Ps 162.6 billion (U.S.$91.9 million) during 2011, an increase of 15.8%, after increasing 7.5% in 2011 from Ps 151.3 billion (U.S.$85.5 million) during 2010.

The increase in trading volumes and elevated returns in recent years had been mainly driven by the following factors: (1) the counter-cyclical monetary policy conducted by Colombia’s Central Bank, which cut its overnight lending rate by 700 bps to 3.0% from December 2008 until April 2010 (the lowest level ever recorded), increased it moderately by 175 basis points to 4.75% until December 2011, by another 50 basis point to 5.25% until June 2012, and decreased it again by 100 basis points to 4.25% until December 2012; (2) a sharp decline in global risk aversion since March 2009 through the end of 2010, and then again during the second half of 2012; (3) expectations of a healthy recovery in local economic activity since the second six months of 2009, which intensified during 2010 and

2011 due to the release of positive economic data suggesting a stronger recovery than initially expected by local authorities and analysts, and then again a moderate slowdown during the first half of 2012; and (4) a limited supply of local stock market securities to match a fast-growing demand. Despite stronger domestic economic activity, the worsening of the European sovereign debt crisis in 2011 had a significant adverse impact on equity markets worldwide including Colombian markets. However, the intervention announced by the European Central Bank at the end of 2011 (long-term financing operations for up to three years) and in September of 2012 (unlimited purchases of European sovereign debt, contingent to governments requesting a formal financial assistance program), and the implementation of a third round of large-scale asset purchases announced by the U.S. Federal Reserve Bank by September of 2012, assisted in stabilizing financial markets, which prompted a strong rally in local equity markets during the first quarter of 2012 and the second half of 2012, following sharp falls during the second quarter of that year.

Some of the main participants in the local stock market are the private pension and severance fund managers, individual investors and brokerage firms (Sociedades Comisionistas de Bolsa). Private pension and severance funds managed a portfolio of Ps 62.8 trillion (U.S.$35.5 billion) in equity securities, of which Ps 45.4 trillion (U.S.$25.7 billion) corresponded to the local stock market at December 31, 2012; equity securities represented 44.6% of total assets under management at December 31, 2012. The share of equity securities in private pension funds’ portfolios has increased substantially in recent years from an average of 27.8% in 2008, 32.2% in 2009 and 43% in 2010, to 44.1% in 2011 and 44.2% in 2012.

Private pension fund system

A private pension fund system came into operation in Colombia in 1994, and during the last decade the scope of permissible activity by pension funds has expanded. The pension system consists of a government-sponsored defined public benefit plan, or “RPM,” currently administered by the Colombian Pension Service, Colpensiones, (previously administered by the Colombian Institute of Social Security), and a defined contribution or individual savings system, or “RAIS,” administered by private pension fund administrators under the supervision of the Superintendency of Finance. Since its creation, RAIS has experienced significant growth and is now the principal pension system in Colombia (10.8 million of individual customers in RAIS, compared to 6.5 million in RPM, at December 31, 2012). We operate in the pension fund management markets of RAIS through Porvenir. For information about Porvenir’s competitive position, see “—Competition.” At December 31, 2012, there were six private pension and severance funds managing a total of Ps 145.7 trillion (U.S.$82.4 billion) in assets, consisting of Ps 125.9 trillion (U.S.$71.2 billion) in mandatory pension fund assets; Ps 13.3 trillion (U.S.$7.5 billion) in voluntary pension funds’ assets; and Ps 6.4 trillion (U.S.$3.6 billion) in severance assets. For information about the main participants in the Colombian RAIS pension sector and our market share and position in the pension fund market, see “—Competition.”

Colombia has high-growth potential in the individual savings pension regime due to (1) the low average age of individual customers (33 years); (2) the current penetration levels of pension plans (approximately 85% of the employed population at December 31, 2012 participated in either a government-sponsored or a private pension scheme); and (3) the recent trend of individual customers investing in private pension funds, such as Porvenir, instead of the government-sponsored alternative (individual customers in RAIS increased from 7.8 million in 2007 to 8.6 million in 2008, 8.7 million in 2009, 9.3 million in 2010, 10 million in 2011 and 10.8 million as of December 31, 2012, while individual customers in RPM increased from 6.1 million in 2007 to 6.2 million in 2008 before leveling off at 6.4 million in 2009, 2010 and 2011 and to 6.5 million at December 31, 2012).

Central America

We consider the Central American region to comprise Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. Central America presents a market with similar characteristics to that of Colombia and with growth potential in financial services.

At December 31, 2012, Central America had a total estimated population of 43.5 million, making it the fourth largest market in Latin America by population after Brazil (population of 196.5 million), Mexico (population of 114.9 million) and Colombia (population of 46.6 million) as reported by the IMF. At the same date, Central America posted an estimated combined GDP of U.S.$180.0 billion, ranking as the eighth largest economy in Latin America after Brazil (nominal GDP of U.S.$2,425.1 billion), Mexico (nominal GDP of U.S.$1,162.9 billion), Argentina

(nominal GDP of U.S.$474.8 billion), Colombia (nominal GDP of U.S.$365.4 billion), Venezuela (nominal GDP of U.S.$338.0 billion), Chile (nominal GDP of U.S.$268.3 billion) and Peru (nominal GDP of U.S.$200.3 billion). According to estimates prepared by the IMF, Central America’s weighted average GDP is expected to grow at an annual average rate of 4.2% between 2013 and 2015, compared to Colombia’s expected average growth rate of 4.5% during the same period.

The following table presents population and historical and projected GDP growth data for Central America.

	Costa Rica	El Salvador	Guatemala	Honduras	Nicaragua	Panama	Total Central America (1)
2012 population (millions) estimated	4.7	5.9	15.1	8.2	6.0	3.7	43.5
2012 nominal GDP (U.S.$ billions)	44.9	24.0	50.3	18.2	7.8	34.8	180.0
2012 nominal GDP per capita	9,619.2	4,034.4	3,329.8	2,216.8	1,312.7	9,526.6	4,134.1
CAGR real GDP 2001-2011	4.3%	1.8%	3.4%	4.0%	3.1%	6.7%	4.0%
GDP growth 2013 expected	4.3%	2.0%	3.2%	3.6%	4.0%	7.5%	4.2%
GDP growth 2014 expected	4.4%	2.0%	3.3%	3.3%	4.0%	6.8%	4.1%
GDP growth 2015 expected	4.5%	2.5%	3.4%	4.0%	4.0%	6.3%	4.2%

Source: GDP and population figures based on the October 2012 World Economic Outlook published by the IMF.

(1)	Reflects a GDP-weighted average of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama.

During the last several years, countries in the Central American region have increased their efforts to promote fiscal prudence and foreign investment. Countries such as Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua have signed agreements with the IMF under which governments receive credit, subject to adopting fiscal discipline in their economic policies.

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

Central American financial services sector

Central America’s financial system has gone through two major phases of consolidation. In the early 2000s, local banks began expanding operations in their own markets through aggressive acquisition strategies, creating local financial groups. Notable examples include Grupo Financiero Cuscatlán’s acquisition of Lloyds TSB Group Plc’s operations in the region in 2004 and Banco de la Producción, S.A. (BANPRO)’s acquisition of Banco Caley Dagnall S.A. from Banco Agrícola S.A. in Nicaragua in March 2005. Following this period of internal consolidation and encouraged by the stability and growth prospects of the region, international banking groups began entering the region in 2004 through acquisitions in various jurisdictions, such as The Bank of Nova Scotia’s acquisition of El Salvador’s Banco de Comercio de El Salvador, S.A. in 2004, Costa Rica’s Banco Interfin S.A. in 2006, and Guatemala’s Banco de Antigua S.A. in 2008; GE Capital’s acquisition of a 49.99% stake in BAC Credomatic in 2005; Citigroup, Inc.’s merger of its Central American operations with Grupo Financiero Cuscatlán and Grupo Financiero Uno S.A. in 2006; and Grupo Financiero HSBC, S.A. de C.V.’s acquisition of Primer Banco del Istmo, S.A. (Banistmo) and Banco Salvadoreño, S.A. (Bancosal) in 2007. Other regional financial institutions have also acquired banks in Central America: Grupo Bancolombia acquired El Salvador’s Banco Agrícola in 2006 and 40% of Guatemala’s Banco Agromercantil in 2012, and Honduras’ Banco Industrial S.A. acquired Banco del País S.A. In 2007. In 2010 Banco de Bogotá acquired 100% of BAC Credomatic and in 2012 Banco Davivienda agreed to acquire HSBC’s operations in Costa Rica, El Salvador and Honduras. On February 19, 2013, Bancolombia announced that it had agreed to buy HSBC Bank S.A. Panama.

The chart below sets forth domestic credit to private sector as a percentage of GDP for Central America and selected countries.

Source: 2012 World Bank Development Indicators. Data at December 31, 2011.

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

Pursuant to the Colombian Constitution, the Colombian Central Bank is autonomous and independent from the government in the formulation of monetary policy and currency exchange and credit policies. Specifically, the Constitution provides administrative, technical, budgetary and legal autonomy for the Colombian Central Bank and its board of directors in respect of monetary, credit and foreign exchange matters. The Colombian Central Bank reports to the National Congress. Its board of directors has seven members, one of whom is the Minister of Finance and Public Credit, one member is the General Manager of the Colombian Central Bank, and the other five members, who are full-time employees, are appointed by the President of Colombia for four-year terms that can be extended.

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

According to Decree 4172 of 2011, the “Unidad Administrativa Especial, Unidad de Proyección Normativa y Estudios de Regulación Financiera,” an independent unit of the Ministry of Finance is responsible for preparing and drafting any new financial regulation to be issued by the Ministry of Finance; however, this unit has not begun its operations.

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

According to Colombian law (Decree 2555 of 2010 and External Circular 100 of 1995, or the “Basic Accounting Circular,” as amended), and in order to facilitate the Superintendency of Finance’s supervision, financial institutions are required to consolidate the results of operations of all of their subsidiaries in order to present consolidated financial statements of the controlling entity and its subsidiaries, consolidated solvency ratios and capital adequacy requirements of the group. As Grupo Aval is not regulated as a financial institution or as a holding company of banking subsidiaries, it is not required to comply with these requirements; however, all of its financial subsidiaries are required to comply.

The Superintendency of Finance may also conduct onsite inspections of Colombian financial institutions and even of their subsidiaries located abroad, in the latter case, subject to the applicable laws of the subsidiary’s country of incorporation.

According to Article 48 of Decree 2080 of 2000, as amended by Decree 4800 of 2010) when granting authorizations to Colombian financial institutions to invest in foreign financial entities, the Superintendency of Finance must take into account the possibility of exercising comprehensive and consolidated supervision. In addition, according to Law 1328 of 2009 and former Decree 4032 of 2010 (as assembled into Decree 2555 of 2010) : (1) direct capital investments by Colombian financial institutions in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance, and (2) indirect capital investment (i.e., through a subsidiary) in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance if: (a) the initial investments equal or exceed 10% of the investor’s paid-in capital, (b) additional investments equal or exceed 5% of the investor’s paid-in capital or (c) the financial regulatory authority of the country where the investments is to be made has not executed a memorandum of understanding with the Superintendency of Finance. Other indirect investments do not require the approval of the Superintendency of Finance but must be reported to such entity prior to the respective investment.

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

FOGAFIN

FOGAFIN was created in 1985 pursuant to Law 117. The primary function of FOGAFIN is to administer the deposit insurance system, with the objective of guaranteeing the deposits and savings held by the general public in Colombian financial institutions. See “—Troubled financial institutions – Deposit insurance.” The other primary purposes for which FOGAFIN was formed were to support the banking industry, to facilitate the privatization of financial institutions by the Colombian government, and to liquidate financial institutions under receivership.

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

Regulatory framework for Colombian financial institutions

Basic framework: Decree 663 of 1993

The basic regulatory framework for the operations of the Colombian financial sector is set forth in the EOSF, as amended by Laws 510 of 1999, 546 of 1999, 795 of 2003, 964 of 2005 and 1328 of 2009. Decree 2555 of 2010 as

well as in Resolution 8 of 2000 (exchange control regulation statute) and Resolution 4 of 2006 issued by the board of directors of the Colombian Central Bank.

The EOSF defines the structure of the Colombian financial system and establishes various business entities, including (1) credit institutions (which are further categorized into banks, finance corporations, financing companies and finance cooperatives), (2) financial services entities, (3) capitalization corporations, (4) insurance companies and (5) insurance intermediaries.

The EOSF also provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the Superintendency of Finance. Subject to prior approval of the Superintendency of Finance, foreign banks may operate in Colombia through their subsidiaries established and incorporated in Colombia. Under Law 1328 of 2009, foreign banks, as of July 15, 2013, will be permitted to operate through their “branches” and are not under the obligation of incorporating a Colombian subsidiary. Operations through these branches will be subject to prior approval by the Superintendency of Finance.

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

In order to implement and enforce the provisions related to Colombia’s financial system, the Superintendency of Finance has issued periodic circulars and resolutions. The External Circular 007 of 1996, as amended, consolidates all of the rules and regulations applicable to financial institutions, including rules and regulations relating to the management, operations, investments, lending activities and money laundering prevention activities of financial institutions. The Basic Accounting Circular, consolidates all of the regulations applicable to the accounting and financial rules of financial institutions. Furthermore, the Basic Accounting Circular regulated the assessment of credit institutions’ investments, risk management, financial statements, information disclosure and inter-banking credits.

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

To prepare for the implementation of the Basel III accords in Colombia, the Ministry of Finance, in consultation with the Superintendency of Finance, has initiated an internal review of regulations applicable to financial institutions. Although it is expected that the Ministry of Finance will review all such regulations, to date it has focused its review on:

•
the cyclical and countercyclical effects of changes in the financial environment: the Ministry of Finance has appointed a special committee to track financial developments, which is currently evaluating macroprudential instruments based on the Basel III accord, and

•
the need for further adjustments to manage liquidity risk: the Ministry of Finance is currently reviewing the links and interactions between different market agents for how this could affect the liquidity of financial institutions.

Key interest rates

Colombian commercial banks, finance corporations and financing companies are required to report data to the Colombian Central Bank on a weekly basis regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Colombian Central Bank calculates the DTF rate, which is published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The DTF is the weighted average interest rate paid by commercial banks, finance corporations and financing companies for certificates of deposit with maturities of 90 days. For the week of December 31, 2012, the DTF was 5.27%.

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

Capital adequacy requirements

Current capital adequacy requirements

Until August 1, 2013, Colombian capital adequacy requirements establish five categories of assets, which are each assigned different risk weights, and require that a credit institution’s technical capital (as defined below) be at least 9.0% of that institution’s total risk-weighted assets. Below please find a description of currently applicable regulations. For the regulations applicable as of August 1, 2013, please see “—New capital adequacy rules.”

Technical capital (patrimonio técnico), for the purposes of the regulations consists of the sum of basic capital (patrimonio básico), or primary capital (Tier I), and secondary capital (patrimonio adicional), or secondary capital (Tier II). Primary capital (Tier I) consists mainly of the following:

•	outstanding and paid-in share capital;

•	legal and other reserves;

•	net positive result of the cumulative translation adjustment account;

•	profits retained from prior fiscal years;

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

•	subordinated bonds issued by financial institutions and subscribed by FOGAFIN when they comply with the requirements stated in the regulations;

•	the part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation;

•	the value of dividends declared to be paid in shares; and

•	the value of the liabilities owned by non-controlling interests.

Items deducted from primary capital (Tier I) consist of the following:

•	losses of any prior or current period;

•	the total value of the capital revaluation account (revalorizacíon del patrimonio), if negative;

•	accumulated inflation adjustment on non-monetary assets; provided that the respective assets have not been transferred;

•
investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by entities (excluding subsidiaries) that are subject to the supervision of the Superintendency of Finance, but excluding appraisals and investments in Finagro credit establishments and investments undertaken pursuant to Article 63 of Decree 663 of 1993; and

•
investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by foreign financial institutions where the investor directly or indirectly holds at least 20.0% of the capital of said institution (excluding subsidiaries). This amount includes foreign currency translation and excludes appraisals.

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

Under current Colombian capital adequacy regulations subordinated monetary obligations must meet the following criteria to be included as part of Secondary (Tier II) Capital:

•	Subordinated debt will only be included as part of Secondary (Tier II) Capital up to the amount of the proceeds actually received by the issuing financial institution;

•
The offering documentation, indentures or credit agreements memorializing these obligations must expressly state that their payment will be subordinated to the payment of the bank’s liabilities to third parties;

•
Such obligations must have a minimum maturity of five years. There may not be any redemption or voluntary or mandatory prepayment provisions, nor may the holders of the obligation have any put option in connection thereto, that would result in the maturity of the obligations being less than five years;

•	There may not be any type of acceleration provisions with respect to such obligations;

•	If the borrower has any type of prepayment or redemption rights, the term of the obligations will only be deemed to extend until the moment in which such rights may be exercised; and

•
Commencing on the fifth anniversary prior to the final maturity date, the amount of subordinated debt that will be eligible to be included in Tier II Capital will decrease by 20% of the aggregate outstanding amount of such subordinated debt on an annual basis.

In the case of subordinated obligations contemplating a prepayment or redemption right that may be exercised on a set date, which expires without the right being exercised, the amount eligible to be included in Tier II Capital will be adjusted as if no prepayment or redemption right had existed and, accordingly, the amount of subordinated debt that will be eligible to be included in Tier II Capital will decrease by 20% of the aggregate outstanding amount of such subordinated debt, reaching 0% upon maturity of the obligation.

If the subordinated obligations contemplate a prepayment or redemption option that may be exercised at any time after a set date, no adjustment will be made and the amount of subordinated debt that will be eligible to be included in Tier II Capital will decrease by 20% of the aggregate outstanding amount of such subordinated debt for the five years preceding said set date.

The following tables set forth our reported and as-adjusted consolidated capital adequacy information at December 31, 2012 and 2011. The reported figures are calculated using the methodology prescribed by the Superintendency of Finance, which requires that we subtract investments in non-consolidated entities from our regulatory capital. The as-adjusted amounts have been adjusted not to subtract non-controlling interest in financial institutions which are consolidated in other Grupo Aval subsidiaries at December 31, 2012 and 2011 (principally Banco de Bogotá’s non-controlling interest held in Banco de Occidente at December 31, 2012; Banco de Occidente’s investment in Corficolombiana and Porvenir, consolidated into Grupo Aval through Banco de Bogotá; and Banco Popular’s stake in Corficolombiana, consolidated into Grupo Aval through Banco de Bogotá). We believe that the inclusion of such investments presents a more comprehensive picture of our capitalization.

Banco de Bogotá

	At December 31,
	2012		2011
	Actual	As adjusted (1)	Actual	As adjusted (1)
	(in Ps billions)
Subscribed capital	3	3	3	3
Reserves and profits	6,240	6,240	5,368	5,368
Non-controlling interests	2,321	2,321	2,126	2,126
Less:
Inflation adjustments on non-monetary assets	(88)	(90)	(95)	(96)
Unconsolidated financial sector investments	(225)	–	(228)	–
Less/more others	–	–	–	–
Primary capital (Tier I)	8,250	8,474	7,175	7,401

Inflation adjustments on non-monetary assets	45	45	48	48
Unrealized gains/losses on securities available for sale (2)	27	27	3	3
Valuations	418	418	410	410
Subordinated bonds	337	337	375	375
Less:
Devaluations	(3)	(3)	(12)	(13)
Unconsolidated financial sector investments	(10)	–	(3)	–
Less/more others	4	4	3	3
Computed secondary capital (Tier II)	818	828	823	826

Technical capital	9,068	9,302	7,998	8,227
Risk-weighted assets	61,690	61,914	53,630	53,858
Value at risk	670	670	570	570
Regulatory value at risk (3)	7,442	7,442	6,331	6,331
Risk-weighted assets including regulatory value at risk	69,132	69,357	59,961	60,189
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	11.9%	12.2%	12.0%	12.3%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.2%	1.2%	1.4%	1.4%
Solvency ratio (4)	13.1%	13.4%	13.3%	13.7%

(1)	The as-adjusted calculation of the solvency ratio eliminates the effect of excluding investments in unconsolidated financial institutions.

(2)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(3)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(4)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco de Occidente

	At December 31,
	2012		2011
	Actual	As adjusted (1)	Actual	As adjusted (1)
	(in Ps billions)
Subscribed capital	5	5	5	5
Reserves and profits	2,302	2,302	2,031	2,031
Non-controlling interests	7	7	6	6
Less:
Inflation adjustments on non-monetary assets	(32)	(40)	(33)	(40)
Unconsolidated financial sector investments	(534)	–	(443)	–
Less/more others	1	1	1	1
Primary capital (Tier I)	1,749	2,275	1,568	2,003

Inflation adjustments on non-monetary assets	20	20	20	20
Unrealized gains/losses on securities available for sale (2)	347	347	306	306
Valuations	161	161	135	135
Subordinated bonds	256	256	104	104
Less:
Devaluations	–	–	–	0
Unconsolidated financial sector investments	(367)	–	(325)	–
Less/more others	0	0	–	–
Computed secondary capital (Tier II)	416	784	239	565

Technical capital	2,165	3,058	1,808	2,567
Risk-weighted assets	19,834	20,368	17,369	17,812
Value at risk	65	65	52	52
Regulatory value at risk (3)	719	719	578	578
Risk-weighted assets including regulatory value at risk	20,553	21,087	17,947	18,390
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.5%	10.8%	8.7%	10.9%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.0%	3.7%	1.3%	3.1%
Solvency ratio (4)	10.5%	14.5%	10.1%	14.0%

(1)	The as-adjusted calculation of the solvency ratio eliminates the effect of excluding investments in unconsolidated financial institutions.

(2)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(3)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(4)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco Popular

	At December 31,
	2012		2011
	Actual	As adjusted (1)	Actual	As adjusted (1)
		(in Ps billions)
Subscribed capital	77	77	77	77
Reserves and profits	1,274	1,274	1,104	1,104
Non-controlling interests	37	37	30	30
Less:
Inflation adjustments on non-monetary assets	(33)	(33)	(30)	(30)
Unconsolidated financial sector investments	(105)	–	(87)	–
Less/more others	–	–	–	–
Primary capital (Tier I)	1,251	1,356	1,095	1,181

Inflation adjustments on non-monetary assets	17	17	15	15
Unrealized gains/losses on securities available for sale (2)	175	175	141	141
Valuations	174	174	163	163
Subordinated bonds	86	86	131	131
Less:
Devaluations	–	(0)	(0)	(0)
Unconsolidated financial sector investments	(155)	–	(140)	–
Less/more others	0	0	1	1
Secondary capital (Tier II)	297	452	311	451
Technical capital	1,548	1,808	1,405	1,632
Risk-weighted assets	12,507	12,611	10,915	11,002
Value at risk	89	89	102	102
Regulatory value at risk (3)	984	984	1,132	1,132
Risk-weighted assets including regulatory value at risk	13,491	13,595	12,047	12,134
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	9.3%	10.0%	9.1%	9.7%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.2%	3.3%	2.6%	3.7%
Solvency ratio (4)	11.5%	13.3%	11.7%	13.5%

(1)	The as-adjusted calculation of the solvency ratio eliminates the effect of excluding investments in unconsolidated financial institutions.

(2)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(3)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(4)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco AV Villas

	At December 31,
	2012	2011
	Actual
	(in Ps billions)

Subscribed capital	22	22
Reserves and profits	790	697
Non-controlling interests	4	4
Less:
Inflation adjustments on non-monetary assets	(12)	(13)
Unconsolidated financial sector investments	(11)	(11)
Less/more others	0	–
Primary capital (Tier I)	794	700

Inflation adjustments on non-monetary assets	6	6
Unrealized gains/losses on securities available for sale (1)	30	3
Valuations	106	84
Subordinated bonds	–	–
Less:
Devaluations	–	–
Unconsolidated financial sector investments	–	–
Less/more others	8	7
Computed secondary capital (Tier II)	150	100

Technical capital	944	800
Risk-weighted assets	5,809	5,007
Value at risk	97	55
Regulatory value at risk (2)	1,076	610
Risk-weighted assets including regulatory value at risk	6,884	5,617
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	11.5%	12.5%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.2%	1.8%
Solvency ratio (3)	13.7%	14.2%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Grupo Aval (aggregate)

The following table sets forth aggregate capital adequacy information for Grupo Aval at December 31, 2012 and 2011.

	At December 31,
	2012	2011
	Actual aggregated
	(in Ps billions)
Subscribed capital	107	107
Reserves and profits	10,606	9,200
Non-controlling interests	2,369	2,167
Less:
Inflation adjustments on non-monetary assets	(166)	(170)
Unconsolidated financial sector investments	(874)	(768)
Less/more others	1	1
Primary capital (Tier I)	12,044	10,537

Inflation adjustments on non-monetary assets	87	90
Unrealized gains/losses on securities available for sale (1)	578	453
Valuations	859	792
Subordinated bonds	679	609
Less:
Devaluations	(3)	(12)
Unconsolidated financial sector investments	(533)	(468)
Less/more others	13	10
Computed secondary capital (Tier II)	1,681	1,473

Technical capital	13,725	12,011
Risk-weighted assets	99,839	86,921
Value at risk	920	779
Regulatory value at risk (2)	10,366	8,651
Risk-weighted assets including regulatory value at risk	110,205	95,572
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	10.9%	11.0%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.5%	1.5%
Solvency ratio	12.5%	12.6%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

At December 31, 2012, our banks’ technical capital ratios were 13.1% (Banco de Bogotá), 10.5% (Banco de Occidente), 11.5% (Banco Popular) and 13.7% (Banco AV Villas) exceeding on average the requirement of the Colombian government and the Superintendency of Finance by 321 basis points. At December 31, 2011, our banks’ technical capital ratios were 13.3% (Banco de Bogotá), 10.1% (Banco de Occidente), 11.7% (Banco Popular) and 14.2% (Banco AV Villas) exceeding on average the requirement of the Colombian government and the Superintendency of Finance by 333 basis points. The year-over-year average decrease in capital adequacy ratios is explained by the growth in technical capital, which increased 14.3%, lagging behind the growth of risk-weighted assets, including regulatory value at risk, which was 15.3%.

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

Grupo Aval’s combined loan portfolio, net of provisions, is 77.6% weighted as risk-weighted assets at December 31, 2012. The provisions corresponding to each of our banks’ operations is determined by measuring credit risk. For this purpose, credit extensions are rated according to their risk level (A, B, C, D or E); the Superintendency of Finance has established minimum provision levels for each rating.

New capital adequacy rules

On August 23, 2012, the Colombian government enacted Decree 1771 of 2012, or “Decree 1771,” which amended certain capital adequacy requirements for Colombian credit institutions set forth in Decree 2555 of 2010. Decree 1771 maintains the requirement for a credit institution’s technical capital to be at least 9.0% of that institution’s total risk-weighted assets.

From August 1, 2013, Technical capital will continue to consist of the sum of basic capital (patrimonio básico), or primary capital (Tier I), and secondary capital (patrimonio adicional), or secondary capital (Tier II); however, primary capital (Tier I) will also consist of the sum of ordinary basic capital (patrimonio básico ordinario), or Common Equity Tier I, and a new category of additional basic capital (patrimonio básico adicional), or Additional Tier I.

In addition, Decree 1771 introduces a new measure of “core solvency” for Common Equity Tier 1, which requires higher quality capital and is set at a minimum of 4.5% of risk-weighted assets.

Colombian credit institutions, including our banking subsidiaries, must comply with the new capital adequacy requirements set forth in Decree 1771 by August 1, 2013, and must provide an implementation plan to the Superintendency of Finance by January 31, 2013. We are currently studying which measures, if any, it may be required to take in response to the regulations; however, we do not currently anticipate a material adverse effect on us or our banking subsidiaries as a result of the new capital adequacy requirements.

Under the new capital adequacy regulations debt instruments must clearly meet the following criteria to be included as part of Secondary (Tier II) Capital:

•	The relevant instrument must have been duly authorized, placed and actually paid;

•
It may incorporate a residual right, in proportion to its share in the paid-on capital, once all deposits and other external liabilities have been paid in full upon liquidation of the issuing bank. Rights under the instrument may not be secured, insured nor benefit from any mechanism, that would raise its risk category or credit rating;

•	They may only be redeemed, repaid or otherwise cease to be a part of Secondary (Tier II) Capital at the issuing bank’s option after a term of five years has elapsed; and

•	The purchase of the instrument may not have been financed by the issuing bank, or any of its affiliates.

In the case of debt instruments contemplating a redemption right that may be exercised on a set date, which expires without the right being exercised, the amount eligible to be included in Tier II Capital will be adjusted as if no prepayment or redemption right had existed and, accordingly, the amount of subordinated debt that will be eligible to be included in Tier II Capital will decrease by 20% of the aggregate outstanding amount of such subordinated debt, reaching 0% upon maturity of the obligation.

If the debt instrument contemplates a redemption option that may be exercised at any time after a set date, no adjustment will be made and the amount of subordinated debt that will be eligible to be included in Tier II Capital will decrease by 20% of the aggregate outstanding amount of such subordinated debt for the five years preceding said set date.

The following chart includes a summary of the items that are considered in the definition of the Technical Capital as set forth in Decree 2555 of 2010, as amended:

Current Definition of Technical Capital	New Definition of Technical Capital
Basic Capital	Ordinary Basic Capital
•  Outstanding and paid-in capital stock.

•  Legal and other reserves.

•  Profits retained from previous fiscal years.

•  Net positive result of the cumulative translation adjustment account.

•  The total value of the revaluation of equity account (revalorización del patrimonio) (if positive) and of the foreign currency translation adjustment account (ajuste por conversion de estados financieros).

•  Current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were capitalized, or allocated to increase the legal reserve, or all profits that must be used to cover accrued losses.

•  Shares held as a guarantee by FOGAFIN when the entity is in compliance with the recovery program aimed at bringing the bank back into compliance with capital adequacy requirements.

•  Subordinated bonds held by FOGAFIN when they comply with certain requirements stated in the regulations.

•  Outstanding and paid-in capital stock classified as Ordinary Basic Capital by the Superintendency of Finance subject to the conditions set forth in the regulation.

•  Legal reserves.

•  Shares held as a guarantee by FOGAFIN when the entity is in compliance with a recovery program aimed at bringing the financial entity back into compliance with capital adequacy requirements.

•  Non-controlling interests, subject to the conditions set forth in the regulations.

•  The value of paid-in stock dividends when the relevant class of stock has been classified as part of the Ordinary Basic Capital by the Superintendency of Finance.

•  Capital surplus.

•  Irrevocable donations.

•  The total value of the cumulative translation adjustment account.

•  Non-controlling interests registered in the consolidated financial statements.

•  The total value of paid-in stock dividends.

•  The part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation.

•  Capital stock paid in prior to its issuance by the entity, provided however, that the stock remains unissued for a maximum term of four (4) months. After such time frame, it will no longer be considered as comprising the technical capital.

•  Subordinated bonds held by FOGAFIN when they comply with certain requirements stated in the regulations.

•  Any other financial instrument issued by the entity and held by FOGAFIN, when the subscription is intended to strengthen the financial condition of the financial entity.

Deductions from Basic Capital	Deductions from Ordinary Basic Capital
•  Any prior or current period losses.

•  The total value of the capital revaluation account (revalorización del patrimonio) (if negative).

•  Accumulated inflation adjustments on non-monetary assets (provided that the respective assets have not been transferred).

•  Investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by other entities (excluding subsidiaries) subject to the supervision of the Superintendency of Finance, excluding appraisals and investments in Finagro credit establishments and investments undertaken pursuant to Article 63 of Decree 663 of 1993, subject to the conditions set forth in the regulation.

•  Investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by foreign financial institutions where the investor directly or indirectly holds at least 20% of the capital of said institution (excluding subsidiaries). This amount includes cumulative translation adjustments and excludes appraisals.

•  Any prior or current period losses.

•  Direct and indirect investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by other Colombian or foreign financial institutions (excluding subsidiaries), including cumulative translation adjustments and excluding appraisals, subject to the conditions set forth in the regulation.

•  Deferred income taxes, if positive.

•  Intangible assets registered after August 23, 2012.

•  Reacquired stock, subject to the conditions set forth in the regulations.

•  Unamortized amount of the actuarial calculation of the pension obligations of the entity.

Additional Basic Capital

•  Outstanding and paid-in capital stock classified as Additional Basic Capital by the Superintendency of Finance subject to the conditions set forth in the regulation.

•  The value of paid-in stock dividends when the relevant class of stock has been classified as part of the Additional Basic Capital by the Superintendency of Finance.

•  Non-controlling interests, subject to the conditions set forth in the regulation.

Additional Capital	Additional Capital
•  Fifty percent (50%) of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of).

•  Fifty percent (50%) of asset reappraisal (excluding revaluations of foreclosed assets or assets received as payment of credits).

•  Mandatory convertible bonds effectively subscribed and paid, with maturities of up to five years, issued subject to the interest rate conditions authorized, in general, by the Superintendency of Finance.

•  Subordinated payment obligations as long as said obligations do not exceed 50% of Tier One Capital and comply with additional requirements stated in the regulations.

•  The part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation.

•  General allowances made in accordance with the instructions issued by the Superintendency of Finance.

•  Fifty percent (50%) of the reappraisal or unrealized profits derived from investments in equity and debt instruments with high or medium trading volumes, subject to conditions set forth in the regulation.

•  Mandatory convertible bonds effectively subscribed and paid, subject to the conditions set forth in the regulation.

•  Subordinated payment obligations that the Superintendency of Finance classifies as part of the Additional Capital.

•  Current period profits, in the amount that the shareholders irrevocably resolve to capitalize or assign to increase the legal reserves once the fiscal year is ended, subject to approval by the Superintendency of Finance.

•  Voluntary reserves (reservas ocasionales), up to an amount no greater than ten percent (10%) of the Technical Capital of the entity.

•  Non-controlling interests, subject to the conditions set forth in the regulation.

•  Fifty percent (50%) of the tax reserve, as defined by law.

•  Thirty percent (30%) of the reappraisal or unrealized profits derived from investments in equity instruments with low or non-existing trading volumes, or not listed in trading platforms, subject to an appraisal by an independent expert, according to the regulations expected to be issued by the Superintendency of Finance, and to conditions set forth in the regulation.

•  The value of the general provisions made by the financial entity, in an amount no greater than 1.25% of the risk-weighted assets.

Deductions from Additional Capital
•  50% of the direct or indirect capital investments (in entities subject to the supervision of the Superintendency of Finance, excluding subsidiaries) and mandatory convertible bonds reappraisal that complies with the requirements set forth in the applicable regulation.

•  50% of the direct or indirect capital investments (excluding subsidiaries) and mandatory convertible bonds reappraisal of foreign financial entities with respect to which the bank’s share is or exceeds 20% of the entity’s subscribed capital.

•  The value of the devaluation of equity investments with low exchange volume or which are unquoted.

Mandatory investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario) issued by Finagro, a government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended by External Resolution 6 of 2008 and External Resolution 15 of 2012. The Colombian Central Bank requires that each bank maintains a total investment in these bonds equal to 5.8% of its checking and saving deposits, plus 4.4% of its time deposits with a maturity of up to 18 months. Finagro may issue two different types of agricultural development bonds, Class A with an interest rate of four percentage points below the DTF rate (DTF-4) and Class B with an interest rate of two percentage points below DTF (DTF-2). If the DTF interest rate falls to 4% or less, the profitability of the Class A DTAs will be 0%, and if the DTF interest rate falls to 2% or less, the profitability of the Class B DTAs will be 0%. Banks are required to invest 37% of the total mandatory investment in Class A TDAs and 63% in Class B TDAs.

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

Minimum capital requirements

Article 80 of Decree 663 of 1993, as amended by Law 795 of 2003, establishes minimum incorporation capital requirements for different financial institutions. When a financial institution fails to comply with the minimum required capital after a cure period granted by law, it may be intervened by the Superintendency of Finance, by virtue of which it may be liquidated, merged into another institution or its corporate form shall be converted into another category of financial institution, notwithstanding the fact that the institution may be subject to fines imposed by the Superintendency of Finance.

The minimum incorporation capital requirement for banks on an unconsolidated basis for 2012 was Ps 73.7 billion. Through the date hereof, all of our banks have consistently satisfied this incorporation capital requirement.

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

Foreign currency position requirements

According to External Resolution 4 of 2007 issued by the Board of Directors of the Colombian Central Bank, as amended by External Resolution 12 of 2007, External Resolutions 3 and 13 of 2008, 1 and 7 of 2009 and 3 of 2011, a financial institution’s foreign currency position is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), realized or contingent, including those that may be sold in Colombian legal currency.

Resolution 4 of 2007 (as amended by Resolution 3 of 2008) of the Board of Directors of the Colombian Central Bank provides mandatory guidelines for foreign currency positions of financial institutions, including the following:

•
the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in foreign currency of 20.0% of the bank’s technical capital. Currency exchange intermediaries such as Banco de Bogotá are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5.0% of its technical capital (with penalties being payable after the first business day). At December 31, 2012, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions of U.S.$32.5 million, U.S.$1.0 million, U.S.$12.1 million and U.S.$(0.6) million, respectively, which fell within these regulatory guidelines;

•
foreign currency position in cash is defined as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days’ average foreign currency position in cash cannot exceed 50.0% of the bank’s technical capital. In accordance with Resolution 4 of 2007 (as amended by Resolution 3 of 2008) of the Board of Directors of the Colombian Central Bank, the three-day average shall be calculated on a daily basis and the foreign currency position in cash cannot be negative. At December 31, 2012, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions in cash of U.S.$76.9 million, U.S.$69.6 million, U.S.$13.8 million and U.S.$0.2 million, respectively, which fell within these regulatory guidelines; and

•
gross position of leverage, defined as (1) the value of term contracts denominated in foreign currency, plus (2) the value of transactions denominated in foreign currency to be settled in cash within one or more days, and (3) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. Resolution 4 of 2007 (as amended by Resolution 3 of 2011) of the Board of Directors of the Colombian Central Bank establishes that the average of a bank’s gross position of leverage for three business days cannot exceed 550.0% of the technical capital of such bank. In calculating the gross position of leverage, Resolution 3 of 2011 of the Board of Directors of the Colombian Central Bank excludes any foreign exchange transactions that intermediaries of the FX Market perform as local suppliers of liquidity of foreign currency using the Systems of Compensation and Liquidation of Currencies when there is a breach of payment by a participant. At December 31, 2012, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had an unconsolidated gross position of leverage of U.S.$7,017.9 million, U.S.$1,976.2 million, U.S.$11.2 million and U.S.$6.2 million, respectively, which fell within these regulatory guidelines.

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

The reserves of credit institutions range between zero and 11.0%. For example, credit institutions must maintain reserves of 11.0% for checking accounts and savings deposits, reserves of 4.5% for term deposits with a maturity of less than 540 days, and no reserves for term deposits with a maturity of more than 540 days.

Credit institutions may maintain these reserves in their accounts at the Colombian Central Bank.

Foreign currency loans

Colombian residents may only obtain foreign currency loans from foreign entities or foreign individuals that obtain a code from the Colombian Central Bank. Such code may be requested from the foreign exchange intermediary by the resident that wishes to obtain a loan from foreign entities or foreign individuals. Foreign currency loans must be either channeled through foreign exchange intermediaries (such as Colombian financial institutions) or deposited in offshore compensation accounts (i.e., specially designated accounts at foreign banks held by Colombian residents and registered before the Colombian Central Bank).

 Under regulations issued by the Colombian Central Bank, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Colombian Central Bank non-interest-bearing deposits for a specified term; however the size of the required deposit is currently zero. No such deposits would be required for foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans (provided the loan is disbursed against the funds of Banco de Comercio Exterior – Bancoldex).

In addition, pursuant to Law 9 of 1991, the Board of Directors of the Colombian Central Bank is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness in order to avoid pressure in the foreign exchange market.

Law 1607 has established that loans obtained abroad by banks incorporated under the laws of Colombia are not considered national source income for income tax purposes. See “—Supervision and regulation—2012 Tax Reform.”

Restrictions on foreign investment in Colombia

Colombia’s foreign investment statute regulates the manner in which non-residents are permitted to invest in Colombia and participate in the Colombian securities market. Among other requirements, Colombian law requires foreign investors to register certain foreign exchange transactions with the Colombian Central Bank and obtain authorization for certain types of investments. Certain foreign exchange transactions, including those between residents and non-residents, must be made through authorized foreign exchange market intermediaries.

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

Allowance for loan losses

The Superintendency of Finance has issued guidelines relating to allowances for loan losses in the Basic Accounting Circular, as amended, which refer to the adoption of the SARC, by credit institutions.

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

In addition to the general allowance, individual allowances for loan losses must be established.

The following table presents the minimum individual allowance for mortgage loan losses, as established by the Superintendency of Finance.

Credit category	Percentage of allowance over the guaranteed portion of the loan	Percentage of allowance over the non-guaranteed portion of the loan
A	1.0	1.0
B	3.2	100.0
C	10.0	100.0
D	20.0	100.0
E	30.0	100.0

The following table presents the minimum individual allowance for microcredit loan losses.

Credit grade	Minimum Allowance Percentage (1)	Minimum Allowance Percentage (2)
A	0.0	1.0
B	1.0	2.2
C	20.0	0.0
D	50.0	0.0
E	100.0	0.0

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

In any case, the minimum individual allowance for credit losses corresponds to the sum of:

1.	The allowance percentage applicable to the balance due, net of the value of acceptable guarantees; and

2.
The allowance percentage applicable to the entire balance due on the loan. See note 2(i) to our audited annual consolidated financial statements and note 2(i) to our audited six-month consolidated financial statements.

In the case of consumer and commercial loans, Annex 3 to Chapter II of the Basic Accounting Circular (as amended by External Circular No. 22 of 2008) issued by the Superintendency of Finance, establishes that financial institutions which provide consumer and commercial loans may prepare internal lending models which classify and qualify all consumer and commercial loans granted by said entity, in order to constitute non-performing loan allowances (that includes countercyclical parameters) reflecting the classification and qualification set in the model.

Under this regulation, each financial institution may submit its own internal models for the review (and non-objection opinion) of the Superintendency of Finance. However, if an entity does not submit such internal models or if they are objected to by the Superintendency of Finance, the reference models contained in the Basic Accounting Circular must be applied to their lending activities.

Title II, Book I of Part II of Decree 2555 of 2010, provides that a financial institution may not lend, individually or in the aggregate, to a single borrower an amount in excess of 10% of such institution’s technical capital, or 25% if amounts above 5% are secured by collateral in accordance with the financial institution’s guidelines.

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

At December 31, 2012, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on an unconsolidated basis was Ps 748.5 billion for unsecured loans and Ps 1,871.2 billion for secured loans. Banco de Occidente’s lending limit per borrower on an unconsolidated basis was Ps 223.1 billion for unsecured loans and Ps 557.8 billion for secured loans. Banco AV Villas’ lending limit per borrower on an unconsolidated basis was Ps 93.8 billion for unsecured loans and Ps 234.6 billion for secured loans. Banco Popular’s lending limit per borrower on an unconsolidated basis was Ps 150.8 billion for unsecured loans and Ps 377.0 billion for secured loans.

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

Moreover, any beneficial owner of more than 25.0% of the outstanding shares with voting rights of a company who wants to acquire additional shares of the company representing more than 5.0% of the company’s outstanding shares with voting rights may only do so by making a tender offer directed at all holders of such company’s shares, following the procedures established by the Colombian government.

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

Sales of publicly traded stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (approximately U.S.$7,920) or more must be effected through the Colombian Stock Exchange. At December 31, 2012 one UVR equals Ps 204.20 and 66,000 UVRs equal Ps 13,477,312.20.

Intervention powers of the Superintendency of Finance – Bankruptcy considerations

Pursuant to Colombian banking regulations, the Superintendency of Finance has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure.

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

During the liquidation process bank deposits and other types of saving instruments will be excluded from the liquidation process and, claims of creditors rank as follows: (i) the first class of credits includes the court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax authorities’ credits regarding national and local taxes; (ii) the second class of credits comprises the credits secured by a security interest on movable assets; (iii) the third class of credits includes the credits secured by real estate collateral, such as mortgages; (iv) the fourth class of credits contains some other credits of the tax authorities against the debtor that are not included in the first class of credits and credits of suppliers of raw materials and input to the debtor; and (v) finally, the fifth class of credits includes all other credits without any priority or privilege; provided however, that among credits of the fifth class, subordinated credits, such as the notes, shall be ranked junior to the external liabilities (pasivos externos) senior only to capital stock. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to completing full distribution in the prior category.

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

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of FOGAFIN, as amended by Resolutions 1, 3 and 4 of 2012, requires mandatory deposit insurance. Under this resolution, banks must pay an annual premium of 0.3% of total funds received on savings accounts, checking accounts, certificates of deposit, special savings deposits, mortgage bonds, special accounts, bank collection services and electronic deposits. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank, up to a maximum of Ps 20 million, regardless of the number of accounts held.

Anti-money laundering provisions

The regulatory framework to prevent and control money laundering is contained in, among others, the EOSF Chapter 11 of Title I of External Circular 007 of 1996, as amended, issued by the Superintendency of Finance, as well as Law 599 of 2000 (the Colombian Criminal Code).

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering, or “FATF.” Colombia, as a member of the GAFI-SUD (a FATF-style regional body) follows all of FATF’s 40 recommendations and eight special recommendations.

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

Chapter 13 of Title I of External Circular 007 of 1996, as amended, issued by the Superintendency of Finance and applicable to issuers of securities in the capital markets, provides rules and guidelines regarding the prevention of money laundering and terrorism financing.

Finally, the Colombian Criminal Code introduced criminal rules and regulations to prevent, control, detect, eliminate and prosecute all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Pension fund solvency measures

On July 19, 2012, Decree 1548 of 2012, or “Decree 1548,” which amended decree 2555 of 2010, introduces a new measure of solvency for pension fund administrators, which sets technical capital (patrimonio técnico) at a total of 9% of exposure to operational risk. “Exposure to operational risk” is defined as the product of multiplying 100/9 by the sum of:

•	16% of fee income from mandatory pension funds;

•	16% of fee income from severance funds;

•	0% of fee income from voluntary pension funds; and

•	1/48 of all other funds managed by pension fund administrators.

Furthermore, Decree 1895 of September 11, 2012 or “Decree 1895,” includes 13% of the fee income from the administration of funds belonging to FONPET (Fondo Nacional de Pensiones de las Entidades Territoriales) to the sum that must be multiplied by 100/9 to determine a pension fund administrator’s “Exposure to operational risk.”

We expect the changes introduced by Decree 1548 and Decree 1895 to permit the release of approximately Ps 100 billion of capital of Porvenir, which pursuant to Decree 1548 must be offset by Porvenir’s stabilization reserves (the stabilization reserve is equivalent to 1.00% of the funds it manages).

New Insolvency Law

On July 12, 2012, the Colombian Congress enacted Law 1564 of 2012, or “Law 1564,” which provides insolvency protection for non-merchant individuals. Under the new insolvency regulation, which came into effect on October 1, 2012, once a non-merchant individual has ceased paying his or her debts, that individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with his or her creditors. The terms of any agreement reached with two or more creditors that represent more than 50% of the total amount of the claims against such individual will be mandatorily applicable to all relevant creditors. The law also provides for increased debtor protections, including an automatic stay for a maximum of 90 days.

Prepayment of credit operations without penalty

On July 9, 2012, the Colombian Congress enacted Law 1555 of 2012 or “Law 1555,” allowing consumers of financial services to prepay obligations denominated in Colombian Pesos owed to financial institutions, without incurring any penalty. Law 1555 also requires that financial institutions disclose the possibility of such prepayment to borrowers prior to the extension of any loan.

Law 1555 does not apply to (i) mortgage loans, (ii) loans having a balance that exceeds 880 times the legal monthly minimum wages, or (iii) to financial obligations acquired prior to its effective date (July 9, 2012), for which prepayment will continue to be governed by the relevant contractual provisions, or absent an agreement by the parties, by the laws in force at the time when the relevant agreement was executed.

New data protection law

On October 17, 2012, Law 1581 of 2012 or “Law 1581” introduced a new data protection regime that applies to any person that administers databases in Colombia. Although it does not apply in its entirety to financial institutions, it provides a set of principles (legality, freedom, truth or quality, transparency, access, confidentiality, etc.) that apply to us in the administration of our databases. Additionally, there is a general prohibition of transferring personal data to other countries that do not provide adequate levels of data protection according to the standards set by the Superintendency of Industry and Trade (Superintendencia de Industria y Comercio). This prohibition does not apply to transfers of data that are inherent to banking and securities activities under the applicable law.

2012 Tax Reform

On December 26, 2012, the Colombian Congress enacted Law 1607 of 2012 or “Law 1607,” introducing a series of reforms to the Colombian tax system, coming into effect in 2013. Law 1607 creates a new income tax, denominated “the fairness tax,” which will be levied on the fiscal year’s gross revenues (excluding windfall amounts) less returns, rebates, and discounts; certain types of income; costs; certain deductions; and income exempt under the Andean Pact. The “fairness tax” rate will be 9% for the years 2013, 2014 and 2015; subsequently, the rate will fall to 8%. The “fairness tax” will be levied on Colombian corporations and legal entities that have the obligation to file an income tax return in Colombia, such as Banco de Bogotá and its subsidiaries, as well as on foreign entities.

Additionally, Law 1607 reduces the general income tax rate from 33% to 25% for companies incorporated in Colombia and for the domestic source income earned by their branches and permanent establishments in Colombia. Law 1607 also generally establishes tax-free treatment of corporate reorganizations providing for cash and in-kind capital contributions when they are made in exchange for shares or interests in Colombian corporations provided that they comply with the requirements set forth in the applicable regulations and that the shareholders and the company receiving the contribution state their intention that no tax be levied on the transaction on the terms and conditions set forth in Law 1607  in the relevant contribution documentation. Law 1607 also establishes tax rules for the transfer of assets located in Colombia, as a result of a merger or a spin-off process involving foreign entities, providing that this type of transaction is considered a disposition for tax purposes, subject to income tax or to capital gains tax, as the case may be. However, this rule may not apply when the value of the assets located in Colombia does not represent more than 20% of the total value of the assets held by the group to which the foreign entities belong, in accordance with the consolidated financial statements of the parent company.

Law 1607 contains rules concerning the tax basis of assets and capital stock and amends prior rules to determine when dividends or share participations are not subject to tax, as well as providing for a transition to IFRS. It also introduces a series of changes to the VAT rates, which will positively affect the business of Banco de Bogotá and its subsidiaries, by lowering the VAT rate from 16% to 0% on the purchase and sale of foreign currency as well as on financial derivatives. However, the establishment of a 16% VAT rate for leasing agreements, compared to the 10% rate in force before the reform, may also have a minor effect on the bank and its subsidiaries, by generating higher costs for their operation.

Other reforms concerning financial institutions include the introduction of a new tax on foreign capital investment portfolio income. Law 1607 also provides that indebtedness obtained abroad by financial cooperatives, commercial finance companies, as well as certain government owned finance agencies such as Bancoldex, Finagro and Findeter, do not generate income for Colombian tax purposes and is not deemed to be held in Colombia, as was already the case for banks and financial corporations. Furthermore, this new law sets forth that the returns generated by the stabilization reserve maintained by pension fund managers will be exempted from income tax, which will have a positive impact for Porvenir, taking into account that the stabilization reserve is equivalent to 1.00% of the funds it manages.

Finally, some rules designed for individual taxpayers, for example, the imposition of more burdensome conditions for obtaining tax deductions for contributions made to the voluntary pension funds and to the savings accounts for the promotion of construction, may also have a significant effect on the business of financial institutions. See “Item 3. Key Information—D. Risk factors—Risks relating to Colombia and other countries in which we operate—New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition.”

Regulatory framework for non-financial subsidiaries

All of our Colombian subsidiaries listed in note 1 to our annual audited consolidated financial statements that are not part of the financial sector are governed by the laws and regulations of the Colombian Civil Code and the Colombian Code of Commerce, as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by these subsidiaries.

Panamanian regulation

BAC International Bank, Inc. operates as a full service bank in Panama with a general license to offer banking services to residents of Panama and abroad.

The Panamanian financial system is regulated by the Superintendency of Banks of Panama (Superintendencia de Bancos de Panamá), or “SBP,” which is in charge of regulating and overseeing all areas of banking, including solvency, liquidity, credit limits, risk management, financial information disclosure, accounting standards and anti-money laundering policies.

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

Guatemalan banks must maintain certain minimum ratios as required by the local regulator. Capital adequacy ratios must be held at a minimum of 10%, measured as a percentage of adjusted capital to risk-weighted assets, and the liquidity gap must be less than 60%. Concentration risk within a particular economic interest group and for transactions with related parties is limited to 30% of regulatory capital, and no more than 15% of regulatory capital can be concentrated in a single person or entity, whether private or public. Transactions with the Guatemalan Central Bank and the Ministry of Finance are excluded from those concentration limits.

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

Costa Rican regulation

Banco BAC San José S.A., is regulated by the General Superintendency of Financial Institutions (Superintendencia General de Entidades Financieras), or “SUGEF,” and the Costa Rican Central Bank (Banco Central de Costa Rica). Their areas of oversight include capital adequacy, related party lending, limits to credit to a single economic group, external auditors, financial statements disclosure, loan loss reserves, risk management, corporate governance and anti-money laundering.

Costa Rican banks are required to maintain certain minimum ratios: banks’ capital adequacy ratios – “C.A.R.” – (measured as a percentage of adjusted capital to risk-weighted assets) must be held at a minimum of 10% for them to be qualified as “Normal;” however, the “Normality” qualification is subdivided into three levels: (i) “Normality

1” requires a C.A.R. of at least 14%; (ii) “Normality 2” requires a C.A.R. of between 12% and 14%; and (iii) “Normality 3” requires a C.A.R. of 10% to 12%. Moreover, the bank’s average rating score must be held at a total score of at least 1.75. The average rating score is calculated using the CAMELS score for quantitative rating and, a “qualitative rating” based on the examination and evaluation of certain aspects of the bank’s management. The CAMELS score is measured based on capital adequacy, asset quality, management quality, earnings, liquidity, and sensitivity to market risk and represents 80% of the total score, correspondingly, the qualitative rating takes into account an assessment of the bank’s planning, policies and procedures, human resources administration, control systems, management information systems and information technology, and it represents 20% of the total score. Exchange rate risk is also regulated, and is limited to 10% of the bank’s net position in foreign currency. Additionally, concentration risk within a particular economic interest group and for related parties is each limited to 20%.

SUGEF performs audits and receives periodic reports on a continuous basis. In addition, the brokerage house and the mutual funds management company are regulated by the General Superintendency of Securities (Superintendencia General de Valores) and the pension fund administration company is regulated by the General Superintendency of Pensions (Superintendencia de Pensiones).

Honduran regulation

Banco de America Central S.A. (Honduras) is regulated by the National Banking and Insurance Commission (Comisión Nacional de Bancos y Seguros), or the “Commission,” and the Honduran Central Bank (Banco Central de Honduras). Their areas of oversight include capital adequacy, loss loan reserve, accounting standards, external auditors, foreign exchange, related party lending, limits to credit to a single economic group, corporate governance and anti-money laundering.

Honduran banks are required to maintain certain minimum capital adequacy ratios, as fixed by the Commission. Currently, the capital adequacy ratio must be held at a minimum of 10%, measured as a percentage of adjusted capital to risk-weighted assets; however, while the issuance of corporate bonds (bonos generales) of Banco de América Central S.A. (Honduras) remains outstanding, the bank is subject to a minimum capital adequacy ratio. Additionally, no more than 20% can be concentrated in a single person or legal entity; moreover, concentration risk within a particular economic interest group and for transactions with related parties is limited to 20% and 30%, respectively; although, in the first case, the percentage can be increased to up to 30%. The Commission has also established prudential guidelines with the goal of safeguarding the liquidity of the financial institutions system. The Commission requires periodic reports covering various topics, to be submitted daily, weekly, bi-weekly, monthly and annually. Furthermore, the Commission, via the Superintendency of Banks, performs audits including an annual evaluation of the bank’s risk management.

El Salvadorian regulation

Banco de America Central S.A. (El Salvador) is regulated by El Salvador Central Bank (Banco Central de Reserva de El Salvador) and the Financial System Superintendency of El Salvador (Superintendencia del Sistema Financiero). Their areas of oversight include capital adequacy, liquidity, related party transactions, external auditors, risk management, financial information disclosure, investments, accounting standards and anti-money laundering.

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

Banco de America Central, S.A. as an issuer of debt securities and Inversiones Bursátiles Credomatic, S.A. de C.V., Casa de Corredores de Bolsa as a securities broker, are also subject to the regulations of securities’ market, via the Financial System Superintendency of El Salvador.

Nicaraguan regulation

Banco de America Central S.A., Nicaragua is regulated by the Banking and Other Financial Institutions Superintendency (Superintendencia de Bancos y de Otras Instituciones Financieras). The banking authorities have issued prudential guidelines in the areas of capital adequacy, related party lending, concentration risk, risk management, relationship with external auditors, financial information disclosure, anti-money laundering and terrorism financing prevention, among others.

Nicaraguan banks are required to maintain certain minimum ratios: capital adequacy ratios must be held at a minimum of 10%, measured as a percentage of adjusted capital to risk-weighted assets. Liquidity gap models are also applied, which limit the liquidity gaps within a period of 0-30 days to be no more than one time the bank’s equity base and within the period of 0-90 days to be no more than two times the equity base. Likewise, the banks have legal reserve requirements to guarantee liquidity buffers. The Superintendency of Banks also regulates limited concentration risk within a particular economic interest group and for related parties, to 30%. The Superintendency of Banks requires a minimum of one audit per year and approximately 36 periodic reports are required on a daily, weekly, monthly, quarterly, semi-annual and/or annual basis.

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

The Colombian Supreme Court will determine whether to enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian law as “exequatur.” The Colombian Supreme Court will recognize a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements of Articles 693 and 694 of Colombia’s Code of Civil Procedure (and following the entry into force on January 1, 2014 of Law 1,564 of 2012 (Código General del Proceso), of Articles 605, 606 and 607 of such law), which provide that the foreign judgment will be enforced if:

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

The United States and Colombia do not have a bilateral treaty providing for automatic reciprocal recognition and enforcement of judgments in civil and commercial matters. The Colombian Supreme Court, which is the only Colombian court that can recognize foreign judgments, has generally accepted that reciprocity exists when it has been proven that either a U.S. court has enforced a Colombian judgment or that a U.S. court would enforce a foreign judgment, including a judgment issued by a Colombian court. However, the Colombian legal system is not based on precedents and exequatur decisions are made on a case-by-case basis.

Notwithstanding the foregoing, we cannot assure you that a Colombian court would enforce a U.S. based judgment with respect to the notes based on U.S. securities laws. We have been advised by our Colombian counsel that there is no legal basis for original actions to be brought against us or our directors and executive officers in a Colombian court predicated solely upon the provisions of the U.S. securities laws. In addition, certain remedies available under provisions of the U.S. securities laws may not be admitted or enforced by Colombian courts.

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

Our operations

We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), a pension and severance fund manager (Porvenir), our merchant bank (Corficolombiana) and our Central American banking group, BAC Credomatic. On April 18, 2013 we acquired Horizonte, another pension and severance fund manager, which on an aggregate basis positions Grupo Aval as the market leader in mandatory pension funds management and severance funds management. The following chart presents our ownership structure.

Source: Company data at December 31, 2012.

(1)
Corficolombiana held an additional 4.0% beneficial interest in Banco de Occidente at December 31, 2012, due to the merger of Leasing de Occidente into Banco de Occidente in June 2010. These shares are expected to be sold in open-market transactions.

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

We own 64.4% of the share capital of Banco de Bogotá, 68.2% of Banco de Occidente, 93.7% of Banco Popular, 79.9% of Banco AV Villas, 100.0% of Porvenir (20.0% directly and the remainder indirectly through our banks) and 57.0% of Corficolombiana indirectly through our banks, at December 31, 2012. In addition to his interest in Grupo Aval, Mr. Sarmiento Angulo beneficially owns 9.6% of Banco de Bogotá, 13.3% of Banco de Occidente, 0.8% of Banco Popular and 15.4% of Banco AV Villas, at December 31, 2012. We acquired an additional 43.5% of Banco Popular’s outstanding shares from Rendifin S.A., a company beneficially owned by Mr. Sarmiento Angulo on June, 23, 2011 and an additional 19.6% from Popular Securities S.A. and Inversiones Escorial S.A., companies beneficially owned by Mr. Sarmiento Angulo, on September 20, 2011. Each of our banks and Corficolombiana are publicly traded on the Colombian Stock Exchange and the remaining shares in these companies are held by minority shareholders.

We believe that each of our banks, as well as Porvenir, Corficolombiana and BAC Credomatic has an excellent reputation in the market within their individual sectors. Each of our banks and Corficolombiana are publicly traded on the Colombian Stock Exchange, and the remaining shares in these companies that are not beneficially owned by Mr. Sarmiento Angulo are held by minority shareholders.

D.	Property, plant and equipment

Properties

Grupo Aval does not directly own any properties. We have listed below the property holdings of each of our banking subsidiaries, Porvenir, Corficolombiana and BAC Credomatic at December 31, 2012. All our subsidiaries own properties for corporate purposes only.

	Number of properties	Value of properties
		Book value	Reappraisal	Total
		(Ps billions)
Banco de Bogotá	432	163.4	564.1	727.6
Banco de Occidente	167	98.5	252.2	350.7
Banco Popular	198	97.5	276.1	373.6
Banco AV Villas	131	71.3	199.1	270.4
Corficolombiana	111	4.8	24.6	29.4
Porvenir	135	32.9	27.1	60.0
BAC Credomatic	113	136.5	143.2	279.8
Total	1,287	604.9	1,486.4	2,091.5

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, and the related notes thereto, and with the other financial information included in this annual report. The preparation of the financial statements required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors” and other factors discussed in this annual report. Our audited consolidated financial statements at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 included in this annual report have been prepared in accordance with Colombian Banking GAAP.

Principal factors affecting our financial condition and results of operations

Colombian economic conditions. The Colombian economy has expanded in recent years, driven by strong growth in fundamental areas including capital investment, domestic consumption and exports. Colombian GDP grew at a CAGR of 4.0% in the five-year period from 2008 to 2012. Our operations are primarily concentrated in Colombia, such that our results are linked to the country’s economic performance. After peaking at 6.9% in 2007, the pace of economic growth declined in 2008 and 2009, in large part due to the effects of the global economic and financial crisis. Annual GDP grew by 3.5% in 2008 and 1.7% in 2009, while the level of gross capital formation reached a peak of 23.5% of GDP in 2008 and dropped slightly to 22.4% of GDP in 2009. In response to the global economic environment and in order to stimulate growth in Colombia, the Colombian Central Bank loosened its monetary policy by cutting interest rates by 700 basis points between December 2008 and April 2010. As a result, economic activity in the country experienced a healthy recovery in the following two years, and the Colombian Central Bank was able to bring monetary policy to a neutral stance by raising interest rates by 200 basis points between February 2011 and February 2012. For example, the economy expanded 6.6% in 2011 as compared to 2010 and 4.0% in 2010 as compared to 2009, coupled with improved consumer confidence levels, strong capital inflows and an improvement in foreign trade. For 2012, the Colombian Central Bank’s GDP growth forecast was initially in a range of 4.0% to 6.0%, but renewed concerns due to the European debt crisis and a slowdown in demand, particularly in domestic investment, led to a downward revision of the forecast range to 3.3% to 3.9% by the end of the year. As a result, the Central Bank began to loosen monetary policy throughout the second half of 2012, bringing down its policy rate to 4.25% by the end of 2012. Actual growth was 4.0% in 2012. For 2013, the Colombian Central Bank’s GDP growth forecast is in a range of 2.5% to 4.5%, with 4.0% growth as the most likely scenario. Therefore, further interest rate cuts are expected to take place throughout the first quarter of 2013 and monetary policy should remain loose during most of 2013.

Labor markets. During the year ended December 31, 2012, the Colombian unemployment rate decreased to 9.6% as compared to 9.8% at December 31, 2011, according to DANE. The participation rate (i.e., economically active population divided by working age population) decreased slightly to 64.6% at December 31, 2012 from 64.9% at December 31, 2011, and the employment rate (i.e., employed population divided by working age population) remained close to historic highs, falling slightly to 58.4% at December 31, 2012 as compared to 58.5% at December 31, 2011. The high and stable employment rate has derived primarily from increased employment in the trade, services and manufacturing economic sectors.

Interest rates. Since the implementation of an inflation-targeting regime in 1999, the Colombian Central Bank’s has reduced its overnight lending rate from 26.0% in 1999 to 6.0% at the end of 2005, and to 3.0% at the end of 2010. It increased moderately to 4.75% at December 31, 2011 and to 5.25% at June 30, 2012, and decreased again to 4.25% at December 31, 2012.

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

A significant portion of our banking subsidiaries’ assets are linked to the DTF; accordingly, changes in the DTF affect our banking subsidiaries’ net interest income. The average DTF was 7.96% during 2007, and 9.69% during 2008. With the loosening of monetary policy that began in late 2008, the DTF fell throughout 2009, reaching a low of 4.11% and an average of 6.22% during 2009, and a low of 3.39% and an average of 3.67% during 2010. As the economy recovered and the output gap began to close, the Colombian Central Bank increased its interest rate throughout 2011, starting in February of that year, and through to the first quarter of 2012. As the economy began to slow down more than expected, due to the intensification of the European crisis in 2012, the Colombian Central Bank decreased the interest rate by 100 basis points during the second half of the year, lowering it to 4.25% at December 31, 2012. Additional rate cuts are expected to take place in the first quarter of 2013. The average DTF was 4.16% during 2011, and 5.34% during 2012. It is expected that in 2013 the average DTF will be lower than in 2012, as monetary policy should remain loose throughout the year to counter the economic slowdown.

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

In 2009, declines in commodity prices as a result of the global economic downturn and the slowdown in aggregate demand led to a significant downward adjustment in the inflation rate to 2.0%, the lowest rate in 50 years and well below the Colombian Central Bank’s target band of 4.5%-5.5% for that year. In light of the economic recovery, the inflation rate increased to 3.2% in 2010 and to 3.7% in 2011, both within the Colombian Central Bank’s target band of 2.0% to 4.0%, before falling to 2.4% for the 12-month period ended December 31, 2012, following the global and domestic slowdown. For 2013, the Colombian Central Bank has stated that inflation is likely to remain under control, gradually increasing throughout the year, but ending below the 3% target. The Colombian Central Bank’s preemptive approach with respect to monetary policy has resulted in a decrease in inflation expectations.

Credit volumes. Credit volumes in Colombia have grown since 2005, mainly driven by the above-mentioned factors, including lower inflation rates, decreasing interest rates and consistent economic growth. According to the Superintendency of Finance, year-over-year bank credit volume growth, based on gross loans reported by all credit institutions to the Superintendency of Finance, was 24.1% in 2007 and 18.6% in 2008. However, the sharp slowdown in economic activity due to the global economic and financial crisis resulted in a significant moderation of bank credit volume growth in 2009 to 2.5%. In 2010, the pace of bank credit volume growth picked up gradually, along with a moderate recovery of economic activity and fueled by historic low interest rates. At December 31, 2010, year-over-year bank credit volume growth was 14.6% (including credit volume growth of five financing companies that merged with commercial banks during the previous 12 months, as reported by the Superintendency of Finance), while at December 31, 2011 growth was 22.1% (including three financing companies and one cooperative bank that converted to commercial banks during the previous 12 months, as reported by the Superintendency of Finance) and 20.5% when adjusted for securitized mortgage loans data, as reported by Titularizadora Colombiana S.A. At December 31, 2012 growth was 15.6% and 14.9% when adjusted for securitized mortgage loans data, as reported by Titularizadora Colombiana S.A. We believe that Colombia offers significant opportunities to expand our business due to the country’s strong economic fundamentals and low penetration rates of domestic credit to the private sector as a percentage of GDP for banking and other financial services and products in 2011 of 45.0% as compared to 61.4% for Brazil, 71.2% for Chile and 26.4% for Peru, as reported in the 2012 World Bank Development Indicators.

In 2010, Colombia’s bank loans-to-GDP ratio was 29.3%. At December 31, 2011 that ratio was 32.2%. At December 31, 2012 that ratio was 34.8%. See “Item 4. Information on the Company —B. Business Overview—Industry—Colombia—Credit volumes.”

Reserve requirements. The Colombian Central Bank’s reserve requirements significantly affect our banking subsidiaries’ results of operations. The raising or lowering of these requirements directly affects our banking subsidiaries’ results by increasing or decreasing the funds available for lending.

Colombian banks are required to maintain a determined level of reserves depending on the volume and mix of their deposits. These are reflected in the line item “cash and cash equivalents” on our consolidated balance sheet. During 2008, this level of cash reserves, referred to as the general minimum deposit requirement, was first increased by the Colombian Central Bank from 8.3% to 11.5% for checking accounts and savings deposits and from 2.5% to 6.0% for time deposits. On October 24, 2008, it was decreased to 11.0% for checking accounts and savings deposits and 4.5% for time deposits. The reserve requirements have not changed since October 2008.

In May 2007, as a cautionary measure, the Colombian Central Bank forced banks to maintain, in addition to the general minimum deposit requirement, a marginal minimum deposit requirement of approximately 13% of total deposits that exceeded the level that each bank had at May 7, 2007. This marginal minimum deposit requirement (27% for current accounts, 12.5% for savings deposits and 5% for time deposits) was a temporary measure aimed at decreasing the level of liquidity in the market and was eliminated by the Colombian Central Bank in mid-2008. Reserve requirements have remained stable since late 2008; the Colombian Central Bank, however, has the power to modify these requirements.

Tax policies. Changes in Colombian tax policies can significantly affect our results of operations. According to the Ministry of Finance, the fiscal balance of the consolidated public sector improved from a deficit of 2.9% of GDP in 2001 to a deficit of 0.1% of GDP in 2008. At the Colombian government level, the deficit fell from 5.1% in 2001 to 2.3% of GDP in 2008. As a result, net debt at the non-financial public sector decreased from 40.5% of GDP at December 31, 2001 to 31.7% of GDP at December 31, 2008. During the same period Colombian government debt decreased from 40.4% to 36.2% of GDP. However, given the moderate scope for countercyclical fiscal policy during the downturn of 2009, the deficit of the consolidated public sector expanded to 2.7% of GDP in 2009 and 3.2% of GDP in 2010, and the deficit of the Colombian government expanded to 4.1% of GDP in 2009 and 3.8% of GDP in 2010.

The Colombian government initially expected that the final fiscal deficit figures for 2011 would remain high, partly due to the relief and reconstruction efforts following the worst floods to hit the country in recent history, and that the figures would start falling in 2012. In spite of these predictions, the final figures for fiscal 2011 were far better than expected, with the consolidated public sector’s deficit shrinking to 2.0% of GDP and the Colombian government’s deficit also shrinking to 2.8% of GDP. For 2012, preliminary estimates show a consolidated public sector’s deficit of 0.1% of GDP and a government deficit of 2.4% of GDP. For 2013, the Colombian government expects a consolidated public sector’s deficit of 1.1% of GDP and a government deficit of 2.4% of GDP, after accounting for the tax reform that was enacted in December 2012 (Law 1607), which is expected to have a relatively neutral fiscal effect for that year’s budget.

In order to address weaknesses in fiscal accounts, the Colombian government enacted several laws to strengthen the fiscal regulatory regime, along with reforms on taxes and oil and mining royalties. The improvement in the fiscal regulatory regime requires expenses to grow in line with revenues and savings from excess oil revenues, with the goal of reducing Colombian government public debt to below 30% of GDP by 2020. There can be no assurance that this goal will be achieved.

In December 2009, the Colombian government enacted Law No. 1370, creating a tax on equity (Impuesto al Patrimonio), or the “Equity Tax.” The Equity Tax is levied based on net worth as of January 1, 2011, subject to certain adjustments. The tax rate applicable to us and our subsidiaries is 4.8% of our and their net worth. In addition, in December 2010 the Colombian government enacted Decree No. 4825, creating a surcharge to the Equity Tax to fund certain costs associated with the natural disasters resulting from severe rainfalls. The surcharge rate applicable to us and our subsidiaries is 1.2%. This tax and the surcharge are payable biannually in eight separate installments through 2014, resulting in an annual average rate of 1.5%. Pursuant to this tax regulation, Grupo Aval accrued on a consolidated basis a total liability of Ps 783.4 billion with a payment of two installments of Ps 97.9 billion each during 2011, and a payment of two installments Ps 93.9 billion each during 2012.

In the future, declines in tax revenues and increasing public debt and administrative expenses may make it difficult for the Colombian government to balance the budget and may result in higher levels of taxation, which can significantly affect our results of operations or financial condition.

Central American economic conditions. According to International Monetary Fund, for the year ended December 31, 2012, Central America posted an estimated combined GDP of U.S.$180.0 billion, ranking as the eighth largest economy in Latin America after Brazil (nominal GDP of U.S.$2,425.1 billion), Mexico (nominal GDP of U.S.$1,162.9 billion), Argentina (nominal GDP of U.S.$474.8 billion), Colombia (nominal GDP of U.S.$365.4 billion), Venezuela (nominal GDP of U.S.$380.8 billion), Chile (nominal GDP of U.S.$268.3 billion) and Peru (nominal GDP of U.S.$200.3 billion).

Because BAC’s operations are concentrated in Central America, their results are linked to the region’s economic performance. According to estimates prepared by the IMF, Central America’s GDP is expected to grow at an annual average rate of 4.2% between 2013 and 2015, compared to Colombia’s expected average growth rate of 4.5% during the same period.

During the last several years, countries in the Central American region have increased their efforts to promote fiscal prudence and foreign investment. Countries such as Costa Rica, El Salvador, Guatemala and Nicaragua have signed agreements with the IMF under which their respective governments receive credit, subject to adopting fiscal discipline in their economic policies.

We believe that the Central America region offers a stable market that is expected to further converge toward an integrated economy as a result of the ongoing implementation of free trade agreements. The United States-Dominican Republic-Central America Free Trade Agreement, or “DR-CAFTA” gradually eliminates barriers to trade and investment among Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, the Dominican Republic and the United States. The agreement allows the Central American region to access markets in the United States and establishes common regulatory standards among these countries. DR-CAFTA covers most types of trade and commercial exchange between these countries and the United States.

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

Pension plans. Under Decree 2984 of 2009, we are required to bring our non-contributory defined benefit pension plans from an underfunded to a funded status by 2029 according to the actuarial calculation, by crediting liabilities created for this specific purpose. By means of Resolution 1555 of July 30, 2010, the Superintendency of Finance replaced the mortality charts used to prepare the actuarial computation and determined that the effect of this change may be recognized gradually. At December 31, 2012, the underfunded level totaled Ps 370.0 billion (Banco de Bogotá amounted for Ps 134.9 billion, Banco de Occidente to Ps 3.8 billion and Banco Popular to Ps 231.3 billion). From that year on, the plans must be kept fully funded. Under Grupo Aval’s non-contributory defined benefit pension plan, benefits are based on length of service and level of compensation.

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

We consider the determination of fair value for such assets to be part of our critical accounting policies because of the high degree of judgment and assumptions involved in developing and the high level of estimation and assumptions that must be made.

Impairment evaluation of investment securities. Securities are classified according to a methodology defined by Grupo Aval’s banking subsidiaries and approved by the Superintendency of Finance. The securities are categorized as “A” except for when there is a risk associated with them, in which case they are rated from “B” to “E.” For securities rated from “B” to “E,” the Superintendency of Finance has established a certain level of provision for each category. Additionally, the Superintendency of Finance in Colombia allows financial institutions to recognize, on a case-by-case-basis and after receiving the appropriate approval by the regulator. At December 31, 2012, no issuers associated with any of these specific provisions were undergoing financial difficulties.

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

The Superintendency of Finance stipulates how to value, where to register and how to amortize goodwill. According to the Superintendency of Finance rules, goodwill is defined as the difference between the amount of capital paid in an acquisition of a business and the book value of equity of the acquired entity. Goodwill is created only after the acquiring company achieves control of the acquired entity. In addition, the regulator requires financial entities to calculate amortization of goodwill using the exponential method. Consistent with Colombian Banking GAAP we also perform impairment tests using the discounted cash flow methodology. The amortization of goodwill shown in our consolidated financial statements is the larger of these two amounts.

Recent Colombian Banking GAAP pronouncements

In July 2009, the Colombian Congress approved Law 1314 of 2009. This law regulates the accounting, reporting and information assurance principles and standards that are generally accepted in Colombia and describes the procedure by which said principles and standards are to be issued by the oversight authorities. This law is expected to adapt the current generally accepted accounting principles in Colombia with IFRS. In accordance with the aforementioned law, on December 28, 2012, the Colombian government issued Decree 2784 pursuant to which these standards will have to be implemented by year 2015. According to Decree 2784 of 2012, these regulations are effective for annual and interim fiscal years beginning after December 31, 2014. Therefore, Colombian companies would (i) prepare a starting balance sheet as of January 1, 2014, and (ii) prepare financial statements in full compliance with IFRS accounting principles no later than December 31, 2015. Colombian authorities have proposed a schedule intended to determine the steps for implementing IFRS accounting principles in Colombia.

Although the full application of IFRS to financial institutions still remains uncertain, Grupo Aval, as a holding company, is not a financial institution and is not supervised or regulated as a financial institution in Colombia and thus, will have to comply with these reporting requirements. See “Item 3.D. Risk Factors-We prepare our financial statements in accordance with Colombian GAAP, which differs in certain significant respects from IFRS. The adoption of IFRS may differ significantly from previous amounts reported under Colombian GAAP in our total shareholders’ equity and net income, which may materially and adversely affect our financial condition.”

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

As a consequence of our acquisition of BAC Credomatic, our results of operations for the years ended December 31, 2012 and 2011 may not be comparable with our results from prior periods. LB Panama’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects BAC Credomatic’s consolidated results, which are consolidated in LB Panama’s results from December 1, 2010. At December 31, 2012, LB Panama had Ps 1,786.2 billion of goodwill associated with the BAC Credomatic acquisition and Ps 477.4 billion of indebtedness that it incurred to finance, in part, the BAC Credomatic acquisition. Goodwill amortization and interest expense associated with the BAC Credomatic acquisition for the year ended December 31, 2012 were Ps 52.3 billion and Ps 19.2 billion, respectively.

Results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011

The following tables present our consolidated results of operations for the year ended December 31, 2012 as compared to the year ended December 31, 2011, broken down among our four banking subsidiaries, adjusted to reflect intercompany eliminations, Grupo Aval Limited’s financial results and our contribution as the holding company.

	For the year ended December 31, 2012
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval, its wholly owned finance subsidiaries and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	5,698.5	2,028.6	1,613.2	868.5	(3.8)	10,205.0
Total interest expense	(2,188.8)	(745.5)	(554.9)	(254.2)	(151.3)	(3,894.7)
Net interest income	3,509.7	1,283.2	1,058.3	614.3	(155.2)	6,310.3
Total (provisions) /reversals, net	(515.1)	(223.6)	(90.7)	(88.0)	(0.0)	(917.3)
Total fees and other services income, net	1,883.7	229.0	145.0	159.4	(35.1)	2,382.0
Total other operating income	676.3	332.7	48.9	4.2	(176.5)	885.7
Total operating income	5,554.6	1,621.3	1,161.6	690.0	(366.8)	8,660.6
Total operating expenses	(3,198.6)	(937.2)	(669.2)	(455.7)	(38.7)	(5,299.5)
Net operating income	2,356.0	684.0	492.4	234.3	(405.5)	3,361.1
Total non-operating income (expense), net	314.9	12.9	77.1	16.2	26.9	448.1
Income before income tax expense and non-controlling interest	2,670.9	697.0	569.5	250.5	(378.6)	3,809.2
Income tax expense	(919.3)	(174.7)	(187.7)	(78.0)	(12.1)	(1,371.7)
Income before non-controlling interest	1,751.6	522.3	381.8	172.5	(390.7)	2,437.4
Non-controlling interest	(425.6)	(2.0)	(3.8)	(0.2)	(479.5)	(911.1)
Net income attributable to shareholders	1,326.0	520.3	377.9	172.3	(870.2)	1,526.4

	For the year ended December 31, 2011
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval, its wholly owned finance subsidiaries and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	4,395.9	1,592.7	1,403.2	717.6	41.4	8,150.8
Total interest expense	(1,459.2)	(525.5)	(417.8)	(169.0)	(110.4)	(2,681.9)
Net interest income	2,936.7	1,067.2	985.4	548.6	(69.0)	5,468.9
Total (provisions)/reversals, net	(139.0)	(176.6)	(67.3)	(33.4)	(0.0)	(416.3)
Total fees and other services income, net	1,756.8	198.5	150.7	151.2	(22.8)	2,234.4
Total other operating income	758.1	314.3	51.8	3.4	(169.7)	958.0
Total operating income	5,312.6	1,403.5	1,120.7	669.7	(261.5)	8,244.9
Total operating expenses	(2,968.0)	(846.3)	(623.2)	(436.0)	(59.6)	(4,932.9)
Net operating income	2,344.6	557.2	497.5	233.8	(321.1)	3,312.0
Total non-operating income (expense), net	68.5	15.5	57.2	7.1	48.0	196.2

	For the year ended December 31, 2011
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval, its wholly owned finance subsidiaries and eliminations	Grupo Aval consolidated
	(in Ps billions)
Income before income tax expense and non-controlling interest	2,413.1	572.7	554.7	240.8	(273.1)	3,508.2
Income tax expense	(737.2)	(139.0)	(177.5)	(75.4)	(7.7)	(1,136.7)
Income before non-controlling interest	1,675.9	433.7	377.2	165.5	(280.8)	2,371.5
Non-controlling interest	(530.2)	(1.6)	(5.0)	(0.2)	(543.3)	(1,080.2)
Net income attributable to shareholders	1,145.7	432.1	372.2	165.2	(824.0)	1,291.2

	Grupo Aval
	Change, December 2012 vs. December 2011
	(in Ps billions)%

Total interest income	2,054.1	25.2
Total interest expense	1,212.7	45.2
Net interest income	841.4	15.4
Total provisions (reversals), net	501.0	120.3
Total fees and other services income, net	147.7	6.6
Total other operating income	(72.3)	(7.6)
Total operating income	415.7	5.0
Total operating expenses	366.6	7.4
Net operating income	49.1	1.5
Total non-operating income (expense), net	251.8	128.3
Income before income tax expense and non-controlling interest	301.0	8.6
Income tax expense	235.0	20.7
Income before non-controlling interest	66.0	2.8
Non-controlling interest	(169.2)	(15.7)
Net income attributable to shareholders	235.2	18.2

“Grupo Aval, its wholly owned foreign subsidiaries and eliminations” principally comprising of the following:

•
interest expense, which primarily reflects the cost of the bonds we have issued both in the Colombian and in the international markets at the holding company level and our wholly owned foreign financing subsidiary, Grupo Aval Limited;

•	operating results of our wholly owned foreign financial subsidiary Grupo Aval International Limited;

•	Total other operating income, which reflects the elimination of intercompany dividends;

•	total operating expenses, which reflect expenses at the holding company level, net of eliminations of intercompany operating expenses; and

•	non-controlling interest, net of applicable intercompany consolidation eliminations.

For further information, see “Grupo Aval HoldCo” and “Eliminations” described in “note 30—iv. Summary of significant differences and required U.S. GAAP disclosures.

Grupo Aval

Overview

Our net income attributable to shareholders for the year ended December 31, 2012 as compared to the year ended December 31, 2011 increased by 18.2%, or Ps 235.2 billion, to Ps 1,526.4 billion, primarily due to (i) a rise in net interest income due to an increase in total interest income from loans and financial leases of Ps 1,723.6 billion, or 24.7%, attributable to a 17.9% increase in the average balance of interest earning loans and financial leases and an increase in the average yield of such assets from 11.3% to 11.9%; (ii) an increase in total non-operating income of Ps 251.8 billion principally due to  income from Banco de Bogotá and its consolidated subsidiaries (see “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana”); (iii) a decrease in non-controlling interest of Ps 169.2 billion, or 15.7%, attributable for the most part to Corficolombiana’s decrease in net income for the period (see “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana”); and (iv) an increase in total fees and other services income, net of Ps 147.7 billion, or 6.6%, principally due to an increase in commissions from banking services, credit card merchant fees and fees from pension fund administration. These effects were partially offset by: (i) a Ps 1,212.7 billion, or 45.2%, increase in total interest expense associated with an increase in the average balance of interest-bearing liabilities and a 91 basis points increase in the average cost of funding associated with an increasing rate environment in Colombia; (ii) an increase in total net provisions of Ps 501.0 billion mainly due to lesser reversals recorded at Corficolombiana  in 2012 than in 2011; (iii) an increase in total operating expenses of Ps 366.6 billion, or 7.4%; and (iv) an increase in income tax expense of Ps 235.0 billion or 20.7%.

The following discussion describes the principal drivers of our consolidated results of operations for the years ended December 31, 2012 and 2011. Further detail is provided in the discussions of the results of operations of each of our banking subsidiaries, LB Panama, Porvenir and Corficolombiana.

Net interest income

	Year ended December 31, 2012		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	8,046.0	6,514.6	1,531.3	23.5
Interest on investment securities	1,299.0	1,029.8	269.2	26.1
Interbank and overnight funds	206.8	145.5	61.3	42.2
Financial leases	653.2	460.9	192.3	41.7
Total interest income	10,205.0	8,150.8	2,054.1	25.2
Interest expense:
Checking accounts	(159.2)	(82.4)	76.8	93.2
Time deposits	(1,396.1)	(869.1)	526.9	60.6
Savings deposits	(1,094.0)	(808.1)	286.0	35.4
Total interest expense on deposits	(2,649.3)	(1,759.6)	889.7	50.6
Borrowings from banks and others	(473.4)	(435.8)	37.6	8.6
Interbank and overnight funds (expenses)	(228.3)	(146.9)	81.4	55.4
Long-term debt (bonds)	(543.7)	(339.6)	204.1	60.1
Total interest expense	(3,894.7)	(2,681.9)	1,212.7	45.2
Net interest income	6,310.3	5,468.9	841.4	15.4

Our net interest income increased by 15.4%, or Ps 841.4 billion, to Ps 6,310.3 billion for the year ended December 31, 2012. The main reasons for this increase were a Ps 1,723.6 billion increase in interest income from loans and financial leases and a Ps 269.2 billion increase in interest income from investment securities. The increase in total interest income was partially offset by a Ps 1,212.7 billion increase in total interest expense.

The Ps 1,723.6 billion, or 24.7%, increase in interest on loans and financial leases was achieved by a 17.9%, or Ps 11,115.1 billion, increase in the average balance of interest earning loans and financial leases and an increase in the yield on loans and financial leases of 65 basis points from 11.3% to 11.9%, primarily reflecting an increasing interest-rate environment in Colombia, where the average DTF rate increased by 115 basis points from the year ended December 31, 2011 to the year ended December 31, 2012. The DTF rate is the 90-day time deposit benchmark interest rate in Colombia and the rate most commonly used by Colombian banks to index the majority of their domestic interest-earning assets and interest-bearing liabilities.

Grupo Aval’s average balance of interest earning loans and financial leases excluding LB Panama’s operations, (LB Panama principally reflects BAC Credomatic’s operating results) increased by 18.5%, or Ps 9,610.6 billion, to Ps 61,593.2 billion, which is consistent with the growth of the Colombian economy and the financial services sector. Commercial loans (including financial leases) increased by Ps 5,754.6 billion, or 13.8%, consumer loans increase by Ps 3,163.1 billion, or 20.4%, and mortgage loans increased by Ps 238.7 billion, or 28.6%. LB Panama’s average balance of interest earning loans and financial leases, in turn,  increased by 15.1% or Ps 1,504.5 billion to Ps 11,465.8 billion. Commercial loans (including financial leases) increased by Ps 546.0 billion, or 13.6%, and consumer loans increase by Ps 481.2 billion, or 11.3%. The yield of the loan and financial lease portfolio of our Colombian operations increased by 88 basis points from 10.8% for the year ended December 31, 2011 to 11.7% for the year ended December 31, 2012, while the yield for LB Panama’s operations decreased from 13.4% to 12.9%. The change in the average yield in LB Panama was the result of a change in the mix in the loan and financial lease portfolio as commercial loans as a proportion of total gross loans increased from 32.4% as of December 31, 2011 to 34.1% as of December 31, 2012. Consumer and mortgage loans as an aggregate proportion of total gross loans, and which in comparison to commercial loans have a higher yield, decreased from 65.5% as of December 31, 2011 to 63.7% as of December 31, 2012.

Also contributing to the increase in total interest income was a Ps 269.2 billion, or 26.1%, increase in interest income from investment securities to Ps 1,299.0 billion for the year ended December 31, 2012. Under Colombian Banking GAAP, interest income from investment securities includes accrued interest on debt instruments, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (i.e., repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on the trading securities portfolio.

Our fixed income portfolio yielded Ps 1,210.9 billion of income for the year ended December 31, 2012, and accounted for 93.2% of interest income from investment securities. These fixed income earnings were 25.8%, or Ps 248.3 billion, higher than the fixed income earnings generated during the year ended December 31, 2011, reflecting the fact that during 2012 fixed income securities’ rates declined more than during the year 2011. During 2012, the interest rate on the Colombian Treasury Bond due in 2024, a benchmark for tracking the movement of fixed income rates, decreased by 195 basis points and closed December 31, 2012 at 5.65%. On the other hand, in 2011, the same benchmark index decreased by 57 basis points to 7.60%.  The increase in income from our fixed income portfolio was mainly attributable to Banco de Bogotá and its consolidated subsidiaries  results as income from the consolidated fixed income portfolio increased by Ps 223.7 billion to Ps 758.2 billion for the year ended December 31, 2012 (further explained in “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá—Net interest income”). The balance of our net fixed income portfolio increased by Ps 3,398.2 billion (Ps. 2,620.8 in foreign currency denominated investments and Ps 777.4 billion in peso denominated investments), or 20.8%, to Ps 19,714.0 billion for the year ended December 31, 2012.

The income yielded by Grupo Aval’s equity securities portfolio for the year ended December 31, 2012 totaled Ps 88.1 billion (equivalent to 6.8% of our total income from investment securities) versus Ps 67.2 billion for the year ended December 31, 2011 (equivalent to 6.5% of our total income from investment securities). This Ps 20.9 billion increase was mainly explained by a positive net result of movements in income valuation of Corficolombiana’s investments for the year ended December 31, 2012 (further explained in “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income”).

Interest income from interbank and overnight funds increased by Ps 61.3 billion to Ps 206.8 billion for the year ended December 31, 2012 as a result of an 8.1% increase in the average balance and an increase  in the average yield from 5.1% to 6.7%.

Partially offsetting the increase in total interest income was the increase in total interest expense of Ps 1,212.7 billion, or 45.2%, to Ps 3,894.7 billion for the year ended December 31, 2012 associated with an increase in the average balance of interest bearing liabilities of Ps 11,807.7 billion, or 15.8%, to Ps 86,682.4 billion and an increase of 91 basis points in the cost of funds from 3.6% for the year ended December 31, 2011 to 4.5% for the year ended December 31, 2012, consistent with an increasing interest rate environment in Colombia and a market with decreasing excess liquidity.

Interest paid on time deposits increased by Ps 526.9 billion, or 60.6%, to Ps 1,396.1 billion reflecting a 27.6% or Ps 5,588.4 billion increase in their average balance to Ps 25,842.3 billion, which contributed with a Ps 314.3 billion increase in interest expense, and a 111 basis points increase in the average interest rate paid from 4.3% to 5.4% which contributed with a Ps 212.7 billion increase in interest expense.

Interest paid on saving deposits increased by Ps 286.0 billion, or 35.4%, to Ps 1,094.0 billion reflecting a 79 basis points increase in the average rate paid from 2.9% to 3.7%, which resulted in a Ps 225.7 billion increase in interest expense, and a Ps 1,804.0 billion, or 6.5%, increase in their average balance to Ps 29,423.8 billion which contributed with a Ps 60.3 billion increase in interest expense.

Interest paid on interest-bearing checking accounts increased by Ps 76.8 billion to Ps 159.2 billion reflecting a Ps 1,777.8 billion increase in their average balance to Ps 7,911.8 billion, which resulted in a Ps 50.1 billion increase in interest expense, and a 67 basis points increase in their average cost from 1.3% to 2.0% which contributed with a Ps 26.7 billion increase in interest expense.

Growth in the average balance of deposits was the result of higher funding requirements for the growth of the loans and financial leases portfolio of Grupo Aval.

Within the sources of funding other than deposits, interest paid on long-term debt increased the most, by Ps 204.1 billion, to Ps 543.7 billion for the year ended December 31, 2012, due to an increase of Ps 2,699.7 billion in their average balance following Banco de Bogotá’s international U.S. Dollar denominated debt issuances in December, 2011 and Grupo Aval Limited’s international U.S. Dollar denominated debt issuances in January and September, 2012, and the average interest rate paid for long-term debt (bonds) increasing by 48 basis points from 6.1% to 6.6%. Interest paid for interbank and overnight funds (expenses) and for borrowings from banks and others increased by Ps 81.4 billion and Ps 37.6 billion, respectively, due to an increase of 90 basis points in the average interest rate of interbank and overnight funds (expenses) from 3.4% to 4.3% and of 79 basis points in the average interest rate of borrowings from banks and others from 4.0% to 4.8%.

Our average interest-earning assets increased by 16.5% to Ps 97,614.5 billion in the year ended December 31, 2012 from Ps 83,773.9 billion in the year ended December 31, 2011, while our average interest-bearing liabilities increased by 15.8% to Ps 86,682.4 billion in the year ended December 31, 2012 from Ps 74,874.6 billion in the year ended December 31, 2011, which resulted in the ratio of average interest-earning assets to average interest-bearing liabilities slightly increasing from 1.12x as of December 31, 2011 to 1.13x as of December 31, 2012.

The average yield earned on our interest-earning assets increased from 9.7% for the year ended December 31, 2011 to 10.5% for the year ended December 31, 2012, mainly driven by the increase in the yields earned on our loan and financial lease portfolio and in our investment securities portfolio. The average cost of our interest-bearing liabilities increased from 3.6% for the year ended December 31, 2011 to 4.5% for the year ended December 31, 2012, mainly driven by the increase in the average cost of total deposits, which increased from 3.3% to 4.2%. The spread between the average yield on loans and financial leases and the average cost of total deposits decreased by 29 basis points from 8.0% for the year ended December 31, 2011 to 7.7% for the year ended December 31, 2012 as our liabilities repriced faster than our loans and financial leases because of the competitive landscape in Colombia. LB Panama’s spread between the average rate on loans and financial leases and the average rate paid on deposits decreased from 11.3% to 10.5%, mainly due to the change in the mix of the loan and financial lease portfolio (see “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá—Banco de Bogotá subsidiary analysis—LB Panama—Net interest income”).

Finally, Grupo Aval’s net interest margin remained unchanged at 6.5% for the years ended December 31, 2011 and 2012.

Provisions

Our total net provisions increased by Ps 501.0 billion, to Ps 917.3 billion for the year ended December 31, 2012. This increase was mainly attributable to higher net provisions for foreclosed assets and other assets, which increased from a net recovery of Ps 291.1 billion to a net provision expense of Ps 18.2 billion mainly due to the reversals during 2011 of (i) the cautionary Ps 245 billion market risk provision established by Corficolombiana in December 2010 and (ii) the Ps 69.7 billion provision established by Corficolombiana in 2010 associated with its investment in SIE (see “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana—Provisions”).

Our net provisions for loan and financial lease losses increased by 20.8%, or Ps 166.2 billion, to Ps 963.4 billion for the year ended December 31, 2012. Our ratio of net provisions for loan and financial lease losses to average loan and financial leases remained unchanged at 1.3% for the years ended December 31, 2011 and 2012. Our  delinquency ratio (loans at least 30 days past due / total gross loans) slightly increased from 2.2% as of December 31, 2011 to 2.3% as of December 31, 2012 as growth rates of consumer loans (which experience higher delinquency levels) were higher than in commercial loans.

Our total loans and financial leases past due more than 30 days increased from Ps 1,537.3 billion to Ps 1,828.3 billion, reflecting a Ps 291.1 billion or 18.9% increase. This increase was the result of a Ps 214.7 billion increase in our consumer past due loans, a Ps 85.0 billion increase in our commercial past due loans and a Ps 19.4 billion increase in our microcredit past due loans, partially offset by a decrease of Ps 25.8 billion in our mortgage past due loans and of Ps 2.2 billion in our past due financial leases. Our delinquency for our commercial loans, which represent 56.9% of our total gross loans as of December 31, 2012, remained unchanged at 1.3% as of December 31, 2011 and 2012; the delinquency ratio for our consumer loans, which represent 29.2% of total gross loans as of December 31, 2012, increased from 3.4% to 3.8%; the delinquency ratio for our financial leases, which represent 8.1% of our total gross loans as of December 31, 2012, decreased from 2.9% to 2.3%; the delinquency ratio for our mortgages, which represent 5.4% of our total gross loans as of December 31, 2012, decreased from 4.0% to 3.3%.

The delinquency ratio for Banco de Bogotá slightly increased from 1.9% to 2.1%, for Banco de Occidente and Banco Popular it remained unchanged at 2.5% and 2.1% respectively and for Banco AV Villas it slightly increased from 3.6% to 3.7%. Banco AV Villas continues to show the highest delinquency ratio reflecting a higher exposure to mortgage and traditional consumer loans. While Banco AV Villas’ mortgage and consumer loans represent 61.7% of total loans, Banco de Occidente and Banco de Bogotá’s exposure to such loans is 20.6% and 31.5%, respectively. Although Banco Popular’s mortgage and consumer loans represent 53.7% of total loans, most of its consumer loans are payroll loans and thus have a low delinquency ratio.

For the year ended December 31, 2012, charge-offs had increased by 5.4%, or Ps 36.5 billion, to Ps 713.2 billion. Our ratio of charge-offs to average loan ratio decreased by 11 basis points from 1.1% to 1.0%.

The higher level of our net provisions for loan and financial lease losses relative to our charge-offs resulted in a 10.4% growth of our allowance for loan and financial lease losses to Ps 2,545.6 billion at December 31, 2012. Our coverage ratio (defined as our allowance for loan and financial lease losses to loans and financial leases at least 31 days past due) remained strong at 139.2% at December 31, 2012 versus 150.0% at December 31, 2011.

The recovery of charged-off assets decreased by Ps 24.8 billion to Ps 142.7 billion for the year ended December 31, 2012 while net provisions for accrued interest and other receivables (which includes accrued interest from past due performing loans) increased by Ps 0.7 billion to Ps 78.4 billion.

Total fees and other services income, net

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	1,377.6	1,290.0	87.5	6.8
Branch network services	27.4	35.0	(7.6)	(21.6)
Credit card merchant fees	355.9	320.3	35.6	11.1
Checking fees	71.9	74.4	(2.4)	(3.3)
Warehouse services	174.7	175.0	(0.2)	(0.1)
Fiduciary activities	178.4	149.9	28.6	19.1
Pension plan administration	486.5	458.1	28.4	6.2
Other	171.6	170.0	1.6	0.9
Total fees and other services income	2,844.2	2,672.8	171.4	6.4
Fees and other services expenses	(462.1)	(438.4)	23.8	5.4
Total fees and other services income, net	2,382.0	2,234.4	147.7	6.6

Total fees and other services income, net increased by 6.6% to Ps 2,382.0 billion for the year ended December 31, 2012 as compared to the same period in 2011. Total fees and other services income increased by Ps 171.4 billion to Ps 2,844.2 billion, while fees and other services expenses increased by Ps 23.8 billion to Ps 462.1 billion. The main drivers of the increase in fee and other services income were (i) an increase of Ps 87.5 billion, or 6.8%, to Ps 1,377.6 billion in fees from commissions from banking services, (ii) an increase of Ps 35.6 billion, or 11.1%, to Ps 355.9 billion in fees from credit card and merchant fees, (iii) an increase in fees from fiduciary activities of Ps 28.6 billion, or 19.1%, to Ps 178.4 billion mainly as a result of better operating performance from Grupo Aval’s fiduciary subsidiaries, and (iv) and increase of Ps 28.4 billion, or 6.2%, to Ps 486.5 billion in fees from pension plan administration (as further explained in “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá subsidiary analysis—Porvenir”).

Other operating income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(35.0)	206.4	(241.4)	(117.0)
Gains (losses) on derivative operations, net	214.9	(18.8)	233.8	1,242.2
Gains on sales of investments in equity securities, net	10.7	41.9	(31.2)	(74.4)
Income from non-financial sector, net	386.0	441.7	(55.8)	(12.6)
Dividend income	98.9	78.9	20.1	25.4
Other	210.1	208.0	2.2	1.1
Total other operating income	885.7	958.0	(72.3)	(7.6)

Total other operating income decreased by 7.6%, or Ps 72.3 billion, to Ps 885.7 billion for the year ended December 31, 2012. The decrease was primarily due to a Ps 55.8 billion decrease in income from the non-financial sector arising from the operating performance of Corficolombiana’s consolidated non-financial subsidiaries, such as Pizano, Unipalma,  Valora and Lehner (further explained in “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá subsidiary analysis—Corficolombiana”). Also contributing to the decrease in total other operating income was a Ps 31.2 billion decrease in gains on sales of investments in equity securities to Ps 10.7 billion for the year ended December 31, 2012 (further explained in “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá subsidiary analysis—Corficolombiana”). Finally, a Ps 7.7 billion decrease in net foreign exchange and derivative operations to a net income of Ps 179.9 billion for the year ended December 31,

2012 contributed to the decrease in total other operating income. In the ordinary course of business, we enter into forward contracts and other derivative transactions in foreign currency through our treasury departments almost entirely for hedging purposes.

Partially offsetting these decreases was a Ps 20.1 billion increase in dividend income mainly driven by a Ps 58.5 billion increase in dividends received from CFC Limited, and CFC Gas Holding SAS during 2012, offset in part by a Ps 36.0 billion decrease in the dividend income from Promigas (further explained in “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Operating expenses

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(1,927.5)	(1,773.7)	153.8	8.7
Bonus plan payments	(95.1)	(104.5)	(9.4)	(9.0)
Termination payments	(21.5)	(23.9)	(2.4)	(10.1)
Administrative and other expenses	(2,667.6)	(2,476.8)	190.8	7.7
Deposit security, net	(185.3)	(162.8)	22.5	13.8
Charitable and other donation expenses	(12.7)	(21.9)	(9.2)	(42.0)
Depreciation	(296.6)	(276.7)	20.0	7.2
Goodwill amortization	(93.1)	(92.6)	0.5	0.5
Total operating expenses	(5,299.5)	(4,932.9)	366.6	7.4

Total operating expenses for the year ended December 31, 2012 increased by 7.4%, or Ps 366.6 billion, to Ps 5,299.5 billion. This increase was primarily due to a Ps 190.8 billion, or 7.7%, rise in administrative and other expenses and due to a Ps 153.8 billion, or 8.7%, increase in salaries and employee benefits, which were in line with the organic growth of the business. The increase in salaries and employee benefits was a direct consequence of a 9.1% increase in the total number of employees from 54,463 as of December 31, 2011 to 59,406 as of December 31, 2012. On a per capita basis, salaries and employee benefits decreased by 0.4%.

Because our total operating expenses before depreciation and amortization grew by 7.6%, while our operating income before net provisions increased by 10.6%, our efficiency ratio improved from 52.7% to 51.3%. The ratio of operating expenses before depreciation and amortization as a percentage of average earning assets also improved from 5.4% for the year ended December 31, 2011 to 5.0% for the year ended December 31, 2012.

Non-operating income (expense)

Total net non-operating income (expense) for the year ended December 31, 2012 was Ps 448.1 billion, which represents a Ps 251.8 billion increase from total net non-operating income of Ps 196.2 billion for the year ended December 31, 2011. This increase was primarily due to a Ps 246.5 billion increase in non-operating income from Banco de Bogotá associated with Corficolombiana’s Ps 151.2 billion and Banco de Bogotá’s (on an unconsolidated basis) Ps 82.7 billion increase in non-operating income (further explained in “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá—Non operating income (expense)” and  “—Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Income tax expense

Income before income tax expense and non-controlling interest increased by Ps 301.0 billion, or 8.6%, from Ps 3,508.2 billion for the year ended December 31, 2011 to Ps 3,809.2 billion for the year ended December 31, 2012. Our income tax expense increased by 20.7% to Ps 1,371.7 billion for the year ended December 31, 2012. Our effective tax rate increased from 32.4% for the year ended December 31, 2011 to 36.0% for the year ended December 31, 2012 as a result of: (i) an increase in the effective tax rate of Banco de Bogotá’s unconsolidated results from 22.9% to 24.5% due to higher income before income tax expense and to lower adjustments to tax provisions, during the year ended December 31, 2012 as compared to the year ended December 31, 2011 and (ii) an increase in the effective tax rate of Corficolombiana, associated with higher taxable income and lower tax exemptions in some of its consolidated entities during the year ended December 31, 2012.

Non-controlling interest

The value of our non-controlling interest decreased by 15.7% from Ps 1,080.2 billion for the year ended December 31, 2011 to Ps 911.1 billion for the year ended December 31, 2012. This decrease was mainly explained by Corficolombiana’s lower net income in 2012 as compared to 2011 and the fact that during 2012, our income statement recognized the full impact of the increase of Grupo Aval’s ownership in Banco Popular during the second semester of 2011. Minority interest on Banco Popular’s net income was calculated on an ownership of 93.7% in 2012 and on an average ownership of 64.2% in 2011. Our ratio of non-controlling interest to net income before non-controlling interest decreased from 45.6% to 37.4% between the year ended December 31, 2011 and the year ended December 31, 2012.

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

Grupo Aval and Banco de Bogotá’s results of operations in 2011 include 12 months of BAC Credomatic operations and the 2010 results include only one month of BAC Credomatic operations. In order to provide a meaningful comparison of Grupo Aval’s and Banco de Bogotá’s results in 2011 and 2010, we present LB Panama’s results, prepared under Colombian Banking GAAP, to disclose financial information of BAC Credomatic. LB Panama acquired 100% of BAC Credomatic on December 9, 2010 and consolidates its operations. LB Panama’s operations other than BAC Credomatic are immaterial. At December 31, 2011, LB Panama had Ps 2,017.3 billion (U.S.$903 million) of goodwill associated with the BAC Credomatic acquisition and Ps 524.5 billion (U.S.$270 million) of indebtedness that it incurred to finance, in part, the BAC Credomatic acquisition.

The following table presents Grupo Aval’s consolidated results and Grupo Aval’s consolidated results excluding LB Panama’s results. “Grupo Aval consolidated excluding LB Panama” is the result of subtracting “LB Panama” results from “Grupo Aval consolidated” results and subtracting the non-controlling interest of the portion of LB Panama results attributable to third parties, which was Ps 117.7 billion for the year ended December 31, 2011 and Ps 18.4 billion for the year ended December 31, 2010.

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

Grupo Aval

Overview

Our net income attributable to shareholders for the year ended December 31, 2011 increased by 34.9%, or Ps 334.4 billion, to Ps 1,291.2 billion primarily due to the inclusion of a full fiscal year of BAC Credomatic’s results and growth in our Colombian operations. Our operations excluding LB Panama contributed Ps 1,077.9 billion, 83.5%, and LB Panama’s operations contributed Ps 213.3 billion (which is equivalent to 64.4%, Grupo Aval’s direct ownership in Banco de Bogotá, of Ps 331.0 billion of LB Panama’s net income before non-controlling interest in 2011) or 16.5% to net income attributable to shareholders.

Net income from our operations excluding LB Panama increased by 16.9%, or Ps 155.7 billion, to Ps 1,077.9 billion for the year ended December 31, 2011, primarily due to (1) a rise in interest income from loans and financial leases of Ps 758.5 billion, or 15.5%, attributable to the 20.3% growth in the average balance of loans and financial leases, (2) an increase in net fee income of Ps 72.4 billion or 4.6%, (3) an increase in other operational income of Ps 93.3 billion or 12.1%, and (4) a decrease in net provision expense of Ps 773.4 billion, or 75.5%, attributable for the most part to Corficolombiana’s reversal of provisions relating to its non-consolidated equity investments during 2010 and an improvement in our loan portfolio quality. These effects were partially offset by a decrease in interest income from investment securities of Ps 471.6 billion, or 32.6%, associated with non-recurring gains that were realized in 2010 at Corficolombiana (see “—Segment results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana”), an increase in total interest expense of Ps 462.0 billion, or 24.5%, and an increase in operational expenses of Ps 392.5 billion or 11.5%.

The following discussion describes the principal drivers of our consolidated results of operations for the year ended December 31, 2011 and 2010. Further detail is provided in the discussions of the results of operations of each of our banking subsidiaries, LB Panama, Porvenir and Corficolombiana.

Net interest income

	Year ended December 31,		Change, 2011 vs. 2010
	2011	2010	#	%
	(in Ps billions)
Interest income:
Interest on loans	6,514.6	4,627.3	1,887.3	40.8
Interest on investment securities	1,029.8	1,452.7	(422.9)	(29.1)
Interbank and overnight funds	145.5	99.0	46.5	47.0
Financial leases	460.9	363.6	97.3	26.8
Total interest income	8,150.8	6,542.6	1,608.2	24.6
Interest expense:
Checking accounts	(82.4)	(29.5)	52.9	179.5
Time deposits	(869.1)	(679.1)	190.1	28.0
Savings deposits	(808.1)	(640.8)	167.2	26.1
Total interest expense on deposits	(1,759.6)	(1,349.4)	410.2	30.4
Borrowings from banks and others	(435.8)	(177.0)	258.8	146.3
Interbank and overnight funds (expenses)	(146.9)	(109.3)	37.6	34.4
Long-term debt (bonds)	(339.6)	(278.1)	61.5	22.1
Total interest expense	(2,681.9)	(1,913.8)	768.1	40.1
Net interest income	5,468.9	4,628.8	840.1	18.1

	Grupo Aval consolidated excluding LB Panama				LB Panama (1)
	Year ended December 31,		Change, 2011 vs. 2010		Year ended December 31,		Change, 2011 vs. 2010
	2011	2010	#	%	2011	2010	#
	(in Ps billions)				(in Ps billions)
Interest income:
Interest on loans	5,195.6	4,515.9	679.7	15.1	1,319.0	111.4	1,207.6
Interest on investment securities	977.0	1,448.6	(471.6)	(32.6)	52.8	4.1	48.7
Interbank and overnight funds	122.5	97.1	25.4	26.2	23.0	1.9	21.1
Financial leases	440.8	362.0	78.7	21.7	20.1	1.6	18.6
Total interest income	6,735.9	6,423.6	312.2	4.9	1,415.0	119.0	1,296.0
Interest expense:
Checking accounts	(52.8)	(29.5)	23.3	79.2	(29.6)	–	29.6
Time deposits	(704.2)	(664.0)	40.3	6.1	(164.9)	(15.1)	149.8
Savings deposits	(776.6)	(635.6)	140.9	22.2	(31.5)	(5.2)	26.3
Total interest expense from deposits	(1,533.6)	(1,329.1)	204.5	15.4	(226.0)	(20.3)	205.7
Borrowing from banks and others	(352.4)	(170.5)	181.9	106.7	(83.4)	(6.5)	76.9
Interbank and overnight funds (expenses)	(139.9)	(108.9)	31.0	28.4	(7.0)	(0.4)	6.6
Long-term debt (bonds)	(320.9)	(276.4)	44.5	16.1	(18.7)	(1.8)	17.0
Total interest expense	(2,346.8)	(1,884.8)	462.0	24.5	(335.1)	(29.0)	306.2
Net interest income	4,389.1	4,538.8	(149.7)	(3.3)	1,079.8	90.0	989.8

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

The main reasons for the increase in net interest income was a Ps 1,984.6 billion increase in interest income on loans and financial leases, partially offset by a Ps 768.1 billion increase in total interest expense and a Ps 422.9 billion decrease in income from investment securities.

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

The increase in total interest expense was mainly driven by a 38.6%, or Ps 20,859.4 billion, increase in the average balance of interest-bearing liabilities to Ps 74,874.6 billion, primarily due to (1) the inclusion of a full fiscal year of BAC Credomatic’s results and (2) the funding of and the foreign exchange rate risk management associated with this acquisition. Our operations excluding LB Panama recorded an average balance of interest-bearing liabilities of Ps 61,588.1 billion (Ps 8,627.6 billion or 16.3% higher than the average of 2010) and LB Panama recorded an average balance of interest-bearing liabilities of Ps 13,286.5 billion for the year December 31, 2011. In our operations excluding LB Panama, the above-mentioned increase in the average balance of interest-bearing liabilities was mainly driven by a Ps 4,196.5 billion increase in the average balance of borrowings from banks and others to Ps 8,659.2 billion (partly due to a portion of the acquisition financing for BAC Credomatic’s purchase), a Ps 2,211.4 billion increase in the average balance of savings deposits to Ps 25,407.1 billion, and a Ps 939.8 billion increase in the average balance of long-term debt to Ps 5,274.6 billion.

Also contributing to the increase in interest expense in Grupo Aval was a slight increase in the average interest rate paid on interest-bearing liabilities from 3.5% in 2010 to 3.6% in 2011. The average interest rate paid on interest-bearing liabilities in our operations excluding LB Panama increased from 3.6% to 3.8%, in line with a rising interest rate environment as the average DTF rate increased from 3.66% in 2010 to 4.21% in 2011, while LB Panama registered an average interest rate paid on interest-bearing liabilities of 2.5%. For our operations excluding LB Panama the average rate paid on savings deposits increased from 2.7% in 2010 to 3.1% in 2011, the average rate paid on time deposits increased from 4.2% in 2010 to 4.4% in 2011 and the average rate paid on borrowings from banks and others increased from 3.8% in 2010 to 4.1% in 2011.

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

The increase (including LB Panama) was primarily due to Ps 146.9 billion increase in income from non-financial sector investments attributable to better operating results of Epiandes, Episol, Pisa, Unipalma and Hoteles Estelar, whose results are consolidated in Corficolombiana’s financial statements, a Ps 35.4 billion or 81.3% increase in dividend income which primarily reflects dividend income from Promigas, a non-consolidated company of Corficolombiana which in 2010 was classified as “trading” and thus its dividend income was registered as interest income from investment securities, and a Ps 45.2 billion or 31.7% increase in net foreign exchange and derivative operations.

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

Non-controlling interest

Income before non-controlling interest increased by 29.5% from Ps 1,831.1 billion for the year ended December 31, 2010 to Ps 2,371.5 billion in for the same period in 2011, and the value of our non-controlling interest increased by 23.6% to Ps 1,080.2 billion for the year ended December 31, 2011. Factors such as the acquisition of BAC and the increase of Grupo Aval’s ownership in Banco Popular during 2011 were responsible for decreasing the ratio of our non-controlling interest over income before non-controlling interest from 47.7% to 45.6% between December 31, 2010 and December 31, 2011.

Segment results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to its shareholders in the year ended December 31, 2012 increased by 15.7%, or Ps 180.3 billion, to Ps 1,326.0 billion compared to the year ended December 31, 2011. This increase reflects an increase of Ps 573.0 billion in net interest income, an increase of Ps 246.5 billion in total non-operating income, an increase of Ps 126.9 billion in total net fees and other service income, and a decrease of Ps 104.6 billion in non-controlling interest. These increases were offset in part by an increase of Ps 376.0 billion in total net provisions (mainly related to lower net reversals by Corficolombiana with respect to its equity investments during 2012), a Ps 230.7 billion increase in total operating expenses, a Ps 182.1 billion increase in income tax expense, and a decrease of Ps 81.8 billion in total other operating income.

The following discussion describes the principal drivers of Banco de Bogotá’s consolidated results of operations for the year ended December 31, 2012 versus the year ended December 31, 2011. Further detail is provided in the discussion of the results of operations of LB Panamá, Porvenir and Corficolombiana.

	Banco de Bogotá consolidated
	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	5,698.5	4,395.9	1,302.6	29.6
Total interest expense	(2,188.8)	(1,459.2)	729.6	50.0
Net interest income	3,509.7	2,936.7	573.0	19.5
Total (provisions)/reversals, net	(515.1)	(139.0)	376.0	270.4
Total fees and other services income, net	1,883.7	1,756.8	126.9	7.2
Total other operating income	676.3	758.1	(81.8)	(10.8)
Total operating income	5,554.6	5,312.6	242.0	4.6
Total operating expenses	(3,198.6)	(2,968.0)	230.7	7.8
Net operating income	2,356.0	2,344.6	11.4	0.5
Total non-operating income (expense), net	314.9	68.5	246.5	359.8
Income before income tax expense and non-controlling interest	2,670.9	2,413.1	257.8	10.7
Income tax expense	(919.3)	(737.2)	182.1	24.7
Income before non-controlling interest	1,751.6	1,675.9	75.7	4.5
Non-controlling interest	(425.6)	(530.2)	(104.6)	(19.7)
Net income attributable to shareholders	1,326.0	1,145.7	180.3	15.7

Net interest income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	4,503.6	3,618.6	885.1	24.5
Interest on investment securities	850.9	552.2	298.7	54.1
Interbank and overnight funds	138.4	98.2	40.3	41.0
Financial leases	205.5	127.0	78.5	61.8
Total interest income	5,698.5	4,395.9	1,302.6	29.6

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Interest expense:
Checking accounts	(123.3)	(66.0)	57.2	86.7
Time deposits	(935.7)	(571.7)	363.9	63.7
Savings deposits	(572.5)	(421.7)	150.8	35.8
Total interest expense from deposits	(1,631.4)	(1,059.4)	572.0	54.0
Borrowing from banks and others	(262.7)	(204.0)	58.7	28.8
Interbank and overnight funds (expenses)	(170.2)	(111.1)	59.1	53.2
Long-term debt (bonds)	(124.4)	(84.6)	39.8	47.0
Total interest expense	(2,188.8)	(1,459.2)	729.6	50.0
Net interest income	3,509.7	2,936.7	573.0	19.5

Banco de Bogotá’s net interest income increased by 19.5% from Ps 2,936.7 billion in the year ended December 31, 2011 to Ps 3,509.7 billion in the year ended December 31, 2012. This increase is due to a 29.6% or Ps 1,302.6 billion increase in total interest income partially offset by an increase of 50.0%, or Ps 729.6 billion, in total interest expense.

Total interest income increased by 29.6%, or Ps 1,302.6 billion, from Ps 4,395.9 billion in the year ended December 31, 2011 to Ps 5,698.5 billion in year ended December 31, 2012, due to (i) an increase in interest income from loans and financial leases, which rose by Ps 963.6 billion to Ps 4,709.2 billion in the year ended December 31, 2012; (ii) an increase in interest income from investment securities of Ps 298.7 billion to Ps 850.9 billion, and (iii) an increase in interest income from interbank and overnight funds of Ps 40.3 billion to Ps 138.4 billion.

The increase in interest income from loans and financial leases of Ps 963.6 billion was a result of an increase of Ps 5,998.1 billion, or 16.9%, in the average balance of interest earning loans and financial leases from Ps 35,483.1 billion as of December 31, 2011 to Ps 41,481.2 billion as of December 31, 2012, which resulted in an increase of Ps 681.7 billion in interest income. The balance of commercial loans and consumer loans increased by Ps 3,287.5 billion, or 12.9%, and Ps 1,579.9 billion, or 17.0%, respectively. The remaining Ps 281.9 billion of increase in interest income from loans and financial leases was a result of a higher average yield on loans and financial leases, which increased from 10.6% for the year ended December 31, 2011 to 11.4% for the year ended December 31, 2012. Banco de Bogotá’s average yield on loans and financial leases excluding LB Panamá’s operation increased from 9.4% for the year ended December 31, 2011 to 10.8% for the year ended December 31, 2012, in line with an increasing interest-rate environment where the average DTF rate increased by 115 basis points from 4.21% for the year ended December 31, 2011 to 5.35% for the year ended December 31, 2012. The average yield on loans and financial leases for LB Panama’s operation decreased from 13.4% for the year ended December 31, 2011 to 12.9% for the year ended December 31, 2012, this decrease was the result of a change in the mix in the loan and financial lease portfolio from 2011 to 2012 (further explained in “—Banco de Bogotá subsidiary analysis—LB Panama—Net interest income”). The increase in interest income from investment securities of Ps 298.7 billion, or 54.1%, to Ps 850.9 billion was a result of an increase in the average yield from 4.7% to 6.0% and of a 20.9%, or Ps 2,447.7 billion, increase in the average volume of investment securities from Ps 11,704.1 billion for the year ended December 31, 2011 to Ps 14,151.8 billion for the year ended December 31, 2012. The increase in yield contributed Ps 154.7 billion and the increase in the average volume contributed Ps 144.0 billion to the total increase in interest income investment securities.

Interest income derived from the fixed income portfolio of Banco de Bogotá’s operations increased by 41.8%, or Ps 223.7 billion, driven by both an increase in the average balance and an increase in the average yield of the fixed income investment portfolio. Interest income from equity investments from Banco de Bogotá’s operations increased by Ps 75.0 billion to Ps 92.7 billion mainly as a result of Porvenir’s and Corficolombiana’s higher income from their equity investment portfolios (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income” and in “—Banco de Bogotá subsidiary analysis—Porvenir—Net interest income”).

Total interest expense in Banco de Bogotá increased by Ps 729.6 billion, or 50.0%, from Ps 1,459.2 billion in the year ended December 31, 2011 to Ps 2,188.8 billion in the year ended December 31, 2012 as a result of a Ps 363.9 billion increase in interest paid for time deposits, a Ps 150.8 billion increase in interest paid for savings deposits, a Ps 57.2 billion increase in interest paid in checking accounts and a Ps 157.6 billion increase in interest paid for other funding, which includes borrowings from banks and other, interbank and overnight funds and long-term debt. Ps 373.1 billion of the increase in interest expense is explained by a Ps 8,225.2 billion, or 18.0%, increase in the average balance of total interest-bearing liabilities from Ps 45,621.1 billion for the year ended December 31, 2011 to Ps 53,846.3 billion for the year ended December 31, 2012. Ps 356.5 billion of the increase in total interest expense is the result of an increase of 87 basis points in the average cost of funding, in line with an increasing rate environment, from 3.2% paid during the year ended December 31, 2011 to 4.1% paid during the year ended December 31, 2012.

The Ps 363.9 billion increase in interest paid for time deposits resulted from a Ps 4,243.9 billion, or 31.2%, increase in the average balance of time deposits from Ps 13,582.4 billion for the year ended December 31, 2011 to Ps 17,826.4 billion for the year ended December 31, 2012, and from an increase of 104 basis points in the average interest rate, increasing from 4.2% paid during the year ended December 31, 2011 to 5.2% paid during the year ended December 31, 2012. The above-mentioned increase in the average balance contributed Ps 235.9 billion of the increase in total interest expense, while the increase in the average interest rate contributed the remaining Ps 128.0 billion of such increase.

The Ps 150.8 billion increase in interest paid for savings deposits resulted from an increase of 68 basis points in the average interest rate, increasing from 2.9% paid during the year ended December 31, 2011 to 3.6% paid during the year ended December 31, 2012 and from a Ps 1,479.5 billion, or 10.3%, increase in the average volume of savings deposits from Ps 14,390.9 billion for the year ended December 31, 2011 to Ps 15,870.4 billion for the year ended December 31, 2012. The above-mentioned increase in the average interest rate contributed Ps 101.3 billion of the increase in total interest expense, while the increase in the average balance contributed Ps 49.5 billion.

The Ps 57.2 billion increase in interest paid for checking accounts resulted from a Ps 1,594.6 billion, or 29.7%, increase in the average balance of checking accounts from Ps 5,373.5 billion for the year ended December 31, 2011 to Ps 6,968.1 billion for the year ended December 31, 2012, and from an increase of 54 basis points in the average interest rate, increasing from 1.2% paid during the year ended December 31, 2011 to 1.8% paid during the year ended December 31, 2012. The above-mentioned increase in the average balance contributed Ps 44.9 billion of the increase in total interest expense, while the increase in the average interest rate contributed the remaining Ps 12.4 billion of such increase.

The Ps 157.6 billion increase in interest paid for interest-bearing liabilities other than deposits resulted from a Ps 59.1 billion increase in interest paid for interbank and overnight funds, a Ps 58.7 billion increase in interest paid for borrowings from banks and others, and a Ps 39.8 billion increase in interest paid for long-term debt (bonds). The main driver of such increases was higher interest rate paid on interest-bearing liabilities other than deposits, which increased from 3.3% in 2011 to 4.2% in 2012, resulting in a Ps 114.8 billion increase in interest expense. The rates paid showed the following increases: in borrowings from banks and others from 2.8% to 3.8% (2.5% to 3.7% excluding LB Panamá’s operation), in interbank and overnight funds (expenses) from 3.3% to 4.1% (3.2% to 4.1% excluding LB Panamá’s operation), and in long-term debt from 5.2% to 6.0% (4.9% to 5.9% excluding LB Panamá’s operation), all for the year ended December 31, 2011 to the year ended December 31, 2012 and consistent with an increasing interest-rate environment in Colombia. For LB Panama’s operations, the interest rate paid on interest-bearing liabilities other than deposits increased from 3.9% in 2011 to 4.1% in 2012, the rates paid showed the following increases: in borrowings from banks and others from 3.5% to 3.8%, in interbank and overnight funds (expenses) from 6.0% to 6.7%, and in long-term debt from 6.3% to 6.5%, all for the year ended December 31, 2011 to the year ended December 31, 2012. The average balance of interest-bearing liabilities other than deposits increased by 7.4% to Ps 13,181.4 billion for the year ended December 31, 2012, contributing with a Ps 42.8 billion increase in interest expense.

Despite the increase in cost of funds, Banco de Bogotá’s net interest margin (calculated as net interest income divided by total average interest-earning assets) increased from 6.0% for the year ended December 31, 2011 to 6.1% for the year ended December 31, 2012. The spread between the yield earned on loans and financial leases and the rate paid on deposits slightly decreased from 7.38% for the year ended December 31, 2011 to 7.34% for the year ended December 31, 2012.

Provisions

Total net provisions increased by Ps 376.0 billion to Ps 515.1 billion in the year ended December 31, 2012, driven primarily by a Ps 300.3 billion increase in net provisions for foreclosed assets and other assets. This increase was driven by a Ps 311.2 billion decrease in recovery of provisions for foreclosed assets and other assets from Ps 340.8 billion for the year ended December 31, 2011 to Ps 29.7 billion for the year ended December 31, 2012 mainly due to the reversals during 2011 of (i) the cautionary Ps 245 billion market risk provision established by Corficolombiana in December 2010 and (ii) the Ps 69.7 billion provision established by Corficolombiana in 2010 associated with its investment in SIE. (see “—Segment results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana—Provisions”).

Also contributing to the increase in total net provisions was the increase in net provisions for loans and financial lease losses of Ps 84.6 billion from Ps 434.4 billion for the year ended December 31, 2011 to Ps 519.0 billion for the year ended December 31, 2012. This increase was primarily due to an increase in the average volume of loans, as Banco de Bogotá’s net provisions for loans and financial lease losses as a percentage of its average balance of loans and financial leases remained unchanged at 1.2% for both the years ended December 31, 2011 and 2012, and not due to a decrease in the overall credit quality, as Banco de Bogota’s delinquency ratio closed at 2.1% as of December 31, 2012 versus 1.9% as of December 31, 2011. The slight increase in the delinquency ratio was due to a higher growth rate in consumer loans (which experience higher delinquency levels) than in commercial loans.

Banco de Bogotá’s charge-offs decreased by Ps 22.3 billion from Ps 377.5 billion for the year ended December 31, 2011 to Ps 355.3 billion for the year ended December 31, 2012. Its annualized ratio of charge-offs to average balance of loans and financial leases ratio decreased from 1.0% for the year ended December 31, 2011 to 0.8% for the year ended December 31, 2012.

Banco de Bogotá’s allowance for loans and financial leases increased by Ps 153.6 billion to Ps 1,252.9 billion at December 31, 2012 and its coverage ratio over past due loans remained strong at 132.2% at December 31, 2012. The coverage ratio at December 31, 2011 was 140.9%.

Net provisions for accrued interest and other receivables decreased by Ps 13.2 billion to a net expense of Ps 36.3 billion as of December 31, 2012 from Ps 49.5 billion as of December 31, 2011. This decrease was mainly driven by higher reversal of provisions in 2012 than in 2011. The recovery of charged-off assets decreased from the year ended December 31, 2011 to the year ended December 31, 2012 by Ps 4.3 billion to Ps 47.9 billion.

Total fees and other services income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	1,014.7	943.1	71.6	7.6
Branch network services	27.4	35.0	(7.6)	(21.6)
Credit card merchant fees	254.8	228.6	26.1	11.4
Checking fees	38.3	42.4	(4.2)	(9.8)
Warehouse services	113.5	114.7	(1.1)	(1.0)
Fiduciary activities	118.7	99.7	19.0	19.1
Pension plan administration	485.9	457.1	28.8	6.3
Other	92.4	90.1	2.3	2.6
Total fees and other services income	2,145.6	2,010.6	135.0	6.7
Fees and other services expenses	(261.9)	(253.8)	8.1	3.2
Total fees and other services income, net	1,883.7	1,756.8	126.9	7.2

Total fees and other services income, net increased by 7.2% to Ps 1,883.7 billion in the year ended December 31, 2012, primarily as a result of higher fee income derived from commissions from banking services, pension plan administration, and credit card merchant fees.

Commissions from banking services and credit card merchant fees increased by Ps 71.6 billion and Ps 26.1 billion, respectively, from the year ended December 31, 2011 and the year ended December 31, 2012 in line with the organic growth of the loan portfolio and deposits. LB Panamá accounted for Ps 54.3 billion and Ps 21.3 billion of the increase in commissions from banking services and credit card merchant fees, respectively (further explained in “—Banco de Bogotá subsidiary analysis—LB Panamá— Total fees and other services income”) while Banco de Bogotá’s operations in Colombia accounted for the rest.

The 6.3%, or Ps 28.8 billion, increase in pension plan administration fees was mainly a result of higher fee income generated by Porvenir consisting of commissions earned on the administration of third-party liability pension funds (which increased by Ps 17.1 billion to Ps 38.6 billion in the year ended December 31, 2012), other administration fees (which increased by Ps 7.2 billion to Ps 21.0 billion in the year ended December 31, 2012), severance funds (which increased by Ps 5.1 billion to Ps 65.9 billion in the year ended December 31, 2012), voluntary pension funds (which increased by Ps 2.2 billion to Ps 48.1 billion in the year ended December 31, 2012), and mandatory pension funds (which decreased by Ps 4.5 billion to Ps 300.6 billion in the year ended December 31, 2012), as further explained in “—Banco de Bogotá subsidiary analysis—Porvenir—Total fees and other services.”

Other operating income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(40.5)	186.9	(227.4)	(121.7)
Gains (losses) on derivative operations, net	178.7	(22.8)	201.5	882.8
Gains on sales of investments in equity securities, net	7.4	41.8	(34.4)	(82.3)
Income from non-financial sector, net (1)	379.3	431.8	(52.5)	(12.2)
Dividend income	103.8	78.7	25.0	31.8
Other	47.7	41.8	5.9	14.1
Other operating income	676.3	758.1	(81.8)	(10.8)

(1)
Income from non-financial sector reflects the operating results of Corficolombiana in its consolidated investments in companies not related to the financial sector such as Epiandes, Hoteles Estelar, Organización Pajonales, Pizano S.A. (“Pizano”), Plantaciones Unipalma de los Llanos S.A. (“Unipalma”), Valora S.A.S. (“Valora”), and Industrias Lehner S.A. (“Lehner”), among others. This result is net of the following operating and administrative expenses in the year ended December 31, 2012 and 2011: Ps 1,117.8 billion and Ps 852.7 billion, respectively. For a description of these investments, see “Item 4. Information on the Company—B. Business overview—Corficolombiana—Equity investment portfolio.”

Total other operating income decreased by 10.8%, or Ps 81.8 billion, to Ps 676.3 billion in the year ended December 31, 2012, mainly due to a Ps 52.5 billion decrease in income from the non-financial sector, which reflected the net operating income result of non-financial companies consolidated by Corficolombiana such as Pizano (Ps 16.8 billion), Unipalma (Ps 10.1 billion), Valora (Ps 7.0 billion) and Lehner (Ps 5.7 billion) (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Also contributing to the decrease in other operating income was a Ps 34.4 billion decrease in gains on sales of investments in equity securities, net. During the year ended December 31, 2012, Corficolombiana recognized a gain of 5.7 billion associated with the sale of its stake in Proenergía, whereas during the year ended December 31, 2011, it recognized a gain of Ps 38.2 billion for the sale of its stake in both Colombina and SIE.

Net foreign exchange and derivative operations, which are related to Banco de Bogotá’s use of derivative operations to hedge foreign exchange risk, showed a net decrease of Ps 25.9 billion in the year ended December 31, 2012 compared to the year ended December 31, 2011 contributing also to the decrease in other operating income.

Partially offsetting the above-mentioned was a Ps 25.0 billion increase dividend income from Ps 78.7 billion for the year ended December 31, 2011 to Ps 103.8 billion for the year ended December 31, 2012 mainly driven by a Ps 58.5 billion increase in dividends received from CFC Limited, and CFC Gas Holding SAS during 2012, offset in part by a Ps 36.0 billion decrease in the dividend income from Promigas (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Operating expenses

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(1,166.8)	(1,068.0)	98.8	9.2
Bonus plan payments	(67.6)	(73.2)	(5.7)	(7.8)
Termination payments	(17.9)	(19.5)	(1.6)	(8.0)
Administrative and other expenses	(1,645.5)	(1,518.6)	126.9	8.4
Deposit security, net	(101.1)	(85.0)	16.2	19.1
Charitable and other donation expenses	(8.7)	(12.6)	(3.9)	(30.7)
Depreciation	(117.1)	(116.0)	1.1	1.0
Goodwill amortization	(74.0)	(75.2)	(1.2)	(1.6)
Total operating expenses	(3,198.6)	(2,968.0)	230.7	7.8

Total operating expenses increased by 7.8% to Ps 3,198.6 billion in the year ended December 31, 2012. This increase primarily reflected an 8.4%, or Ps 126.9 billion, and a 9.2%, or Ps 98.8 billion, increase in administrative and other expenses and salaries and employee benefits, respectively. Both increases are associated with the organic growth of the business and its personnel. Between December 31, 2011 and December 31, 2012 a total of 2,745 people entered to work in the Bank and its consolidated subsidiaries, which represents an increase of 8.4% from 32,763 in 2011 to 35,508 in 2012. On a per capita basis, salaries and employee benefits increased by 0.8%.

Banco de Bogotá’s efficiency ratio improved from 50.9% for the year ended December 31, 2011 to 49.6% for the year ended December 31, 2012, and the ratio of annualized operating expenses before depreciation and amortization as a percentage of average interest-earning assets improved from 5.6% for the year ended December 31, 2011 to 5.2% for the year ended December 31, 2012.

Non-operating income (expense)

Total non-operating income (expense) increased by Ps 246.5 billion from Ps 68.5 billion in the year ended December 31, 2011 to Ps 314.9 billion in the year ended December 31, 2012. This increase results from (1) Corficolombiana where non-operating income increased Ps 151.2 billion and (2) in Banco de Bogotá’s unconsolidated results  reflecting an increase of Ps 82.7 billion in non-operating income. The increase in Corficolombiana is primarily attributable to leaseback operations done by Hoteles Estelar, two leaseback operations done by Pizano and higher income from its highway concession projects in Episol during the year ended December 31, 2012 (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana”). The increase in Banco de Bogotá was mainly driven by the Ps 84.4 billion recorded form the sale during 2012 of the foreclosed asset “Guayuriba.”

Income tax expense

Income before income tax expense and non-controlling interest increased 10.7% from Ps 2,413.1 billion for the year ended December 31, 2011 to Ps 2,670.9 billion for the year ended December 31, 2012. Income tax expense, in turn, increased by 24.7% to Ps 919.3 billion for the year ended December 31, 2012,  resulting in an increase of Banco de Bogotá’s effective tax rate from 30.5% for the year ended December 31, 2011 to 34.4% for the year ended December 31, 2012. This increase was mainly due to an increase in the effective tax rate of Banco de Bogotá’s unconsolidated results which increased from 22.9% to 24.5% due to higher income before income tax expense and to lower adjustments to tax provisions during the year ended December 31, 2012 as compared to the year ended December 31, 2011. Also contributing to the increase in the effective tax rate was the increase in the effective tax rate of Corficolombiana, associated with  higher taxable income recorded and lower tax exemptions in some of its consolidated entities during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Non-controlling interest

Banco de Bogotá’s non-controlling interest decreased by Ps 104.6 billion, or 19.7%, to Ps 425.6 billion in the year ended December 31, 2012 compared with the year ended December 31, 2011. The decrease in non-controlling interest was primarily a result of a lower net income from Corficolombiana’s operation in the year ended December 31, 2012 as compared to the same period in 2011, as further described in “Banco de Bogotá subsidiary analysis—Corficolombiana.”

Banco de Bogotá subsidiary analysis

Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Corficolombiana, Porvenir and LB Panamá. In order to fully disclose the effect of these subsidiaries on Banco de Bogotá, the following is an analysis of the results of operations of each of Corficolombiana, Porvenir and LB Panamá in the year ended December 31, 2012 compared to the year ended December 31, 2011.

Corficolombiana

Net income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	454.5	270.2	184.3	68.2
Total interest expense	(375.9)	(197.1)	178.9	90.7
Net interest income	78.6	73.1	5.4	7.4
Total (provisions)/reversals, net	2.4	285.5	283.1	(99.2)
Total fees and other services income, net	44.1	46.7	(2.6)	(5.6)
Total other operating income	450.9	573.4	(122.4)	(21.4)
Total operating income	576.0	978.7	(402.7)	(41.1)
Total operating expenses	(143.3)	(137.2)	6.1	4.5
Net operating income	432.6	841.5	(408.9)	(48.6)
Total non-operating income (expense), net	144.8	(6.3)	151.2	2,386.8
Income before income tax expense and non-controlling interest	577.5	835.2	(257.7)	(30.9)
Income tax expense	(175.1)	(150.5)	24.6	16.4
Income before non-controlling interest	402.4	684.7	(282.3)	(41.2)
Non-controlling interest	(98.1)	(76.6)	21.4	28.0
Net income attributable to shareholders	304.3	608.1	(303.8)	(50.0)

Corficolombiana’s net income decreased by 50.0% to Ps 304.3 billion in the year ended December 31, 2012 when compared to the year ended December 31, 2011. The most significant drivers of the decrease in net income were (i) an increase of Ps 283.1 billion in total net provisions for loans and other assets from a Ps 285.5 billion net reversal in the year ended December 31, 2011 to a Ps 2.4 billion net reversal in the year ended December 31, 2012. This increase is mainly due to the reversals in the year ended December 31, 2011, of (1) the cautionary Ps 245 billion market risk provision established by Corficolombiana in December 2010 and (2) the Ps 69.7 billion provision established by Corficolombiana in 2010 associated to its investment in SIE (see “—Segment results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income”); (ii) the decrease of Ps 122.4 billion in total other operating income from Ps 573.4 billion for the year ended December 31, 2011 to Ps 450.9 billion for the year ended December 31, 2012; and (iii) an increase in income tax expense of Ps 24.6 billion to Ps 175.1 billion for the year ended December 31, 2012; and (iv) an increase in non-.controlling interest of Ps 21.4 billion to Ps 98.1 billion for the year ended December 31, 2012. All of the above were partially offset by an increase in total non-operating income of Ps 151.2 billion to Ps 144.8 billion for the period ended December 31, 2012.

Net interest income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	21.0	13.8	7.2	52.3
Interest on investment securities	307.6	161.7	145.9	90.2
Interbank and overnight funds	57.8	43.1	14.7	34.1
Financial leases	68.1	51.6	16.5	32.0
Total interest income	454.5	270.2	184.3	68.2
Interest expense:
Time deposits	(168.4)	(91.6)	76.7	83.8
Savings deposits	(18.3)	(2.7)	15.6	585.6
Total interest expense on deposits	(186.6)	(94.3)	92.4	98.0
Borrowing from banks and others	(56.8)	(35.6)	21.2	59.7
Interbank and overnight funds (expenses)	(123.4)	(60.6)	62.8	103.6
Long-term debt (bonds)	(9.1)	(6.6)	2.5	37.1
Total interest expense	(375.9)	(197.1)	178.9	90.7
Net interest income	78.6	73.1	5.4	7.4

Net interest income increased by Ps. 5.4 billion, or 7.4%, to Ps 78.6 billion in the year ended December 31, 2012 compared to the year ended December 31, 2011. Total interest income, which consists of income from loans, investment securities, interbank and overnight funds and financial leases, increased by 68.2% or Ps 184.3 billion to Ps 454.5 billion in the year ended December 31, 2012. This increase was mainly driven by a Ps 145.9 billion increase in income on investment securities from Ps 161.7 billion in the year ended December 31, 2011 to Ps 307.6 billion in the year ended December 31, 2012; a Ps 23.7 billion increase in interest income from loans and financial leases from Ps 65.4 billion in the year ended December 31, 2011 to Ps 89.2 billion in the year ended December 31, 2012; and a Ps 14.7 billion increase in interest income from interbank and overnight funds to Ps 57.8 billion for the year ended December 31, 2012.  Partially offsetting the increase of Ps 184.3 billion in total interest income was an increase of Ps 178.9 billion increase in total interest expense. The increase in total interest expense was attributable to an increase in total interest expense on deposits, on interbank and overnight funds and on borrowings from banks and others consistent with an increase of Ps 2,310.3 billion in the average balance of total interest-bearing liabilities from Ps 5,029.2 billion to Ps 7,339.5 billion between December 31, 2011 and December 31, 2012, incurred to support the growth of the investment securities’ portfolio.

Interest income from investment securities increased by Ps 145.9 billion to Ps 307.6 billion for the year ended December 31, 2012. Corficolombiana’s average investment portfolio increased by Ps 1,739.5 billion, contributing  Ps 83.3 billion of the increase in interest income from investment securities. Also contributing to the increase in income from investment securities was the increase in the average yield on investment securities from 3.4% for the year ended December 31, 2011 to 4.7% for the year ended December 31, 2012, which resulted in a Ps 62.5 billion increase in interest income from investment securities.

Of the Ps 307.6 billion interest income on investment securities recorded in the year ended December 31, 2012, Corficolombiana’s debt securities portfolio generated Ps 273.3 billion, reflecting a Ps 116.6 billion increase from the Ps 156.7 billion recorded in the year ended December 31, 2011. The increase in income from the debt securities portfolio was driven both by an increase in the balance of debt securities, which increased by Ps 1,161.8 billion to Ps 4,077.9 billion as of December 31, 2012, and by an increase in the average yield earned on its debt securities portfolio.

Corficolombiana’s equity securities portfolio generated Ps 34.3 billion in income in the year ended December 31, 2012, reflecting a Ps 29.3 billion increase from the Ps 5.0 billion yielded in the year ended December 31, 2011. The increase in income from the equity portfolio was primarily the effect of the following: (i) while in 2011 Corficolombiana had to record an unrealized loss of Ps 122.1 billion from its investment in Promigas due to a reclassification from “medium” to “low” liquidity, this investment did not experience a change in its liquidity during 2012 and thus did not impact the interest on investment securities line item; (ii) during 2011, Corficolombiana recorded a Ps 44.3 billion mark-to-market loss on its investment in Banco de Occidente (which at December 31, 2011 was classified as “trading”) while during 2012 it recorded a mark-to-market gain of Ps 6.3 billion, after various changes in its liquidity levels in 2012 which ended with the investment being classified as “available for sale” as of December 31, 2012; (iii) during 2011 Corficolombiana recorded a mark-to-market loss of Ps 34.7 billion associated with its investment in SIE. Since this investment was sold in October, 2011, no amounts were recorded during 2012; (iv) during 2012 Corficolombiana recorded a mark-to-market gain of Ps 27.4 billion associated with its investment in Mineros, while during the year ended December 31, 2011 this investment did not record any market-to-market gain or loss; (v) during 2011 Corficolombiana’s investment in a private investment fund managed by Corredores Asociados (“Fondo de Capital Privado Corredores Capital 1” or “FCP”) generated a Ps 136.7 billion gain while in 2012 it generated a loss of Ps 1.2 billion in 2012. The loss generated during the year ended December 31, 2012 was mainly driven by a decrease in the funds’ valuation of its investment in Promigas S.A. E.S.P., as Promigas S.A. E.S.P. price per share in the Colombian Stock Exchange decreased from Ps 26,784 as of December 31, 2011 to Ps 25,608 as of December 31, 2012; and (vi) finally, during 2011 Corficolombiana recorded a mark-to-market gain on its investment in Proenergía of Ps 67.2 billion and since the company´s stake in Proenergía was sold early in the first six months of 2012 it did not have a meaningful impact on interest income in 2012.

Also contributing to an increase in interest income was an increase in income from loans and financial leases of Ps 23.7 billion from Ps 65.4 billion for the year ended December 31, 2011 to Ps 89.2 billion for the year ended December 31, 2012. This increase was driven by both a Ps 150.2 billion increase in the average balance of loans and financial leases to Ps 733.6 billion for the year ended December 31, 2012, which resulted in a Ps 18.0 billion increase in interest income from loans and financial leases, and a 94 basis points increase in the average yield of loans and financial leases to 12.2% for the year ended December 31, 2012, which contributed with a Ps 5.7 billion increase in interest from loans and financial leases.

Partially offsetting the Ps 184.3 billion increase in total interest income was an increase of total interest expense of Ps 178.9 billion from Ps 197.1 billion in the year ended December 31, 2011 to Ps 375.9 billion in the year ended December 31, 2012. The increase in total interest expense is attributable to an increase in interest paid for time deposits of Ps 76.7 billion, an increase in interest paid for interbank and overnight funds of Ps 62.8 billion, an increase in interest paid for borrowing from banks and other of Ps 21.2 billion, an increase in interest paid for savings deposits of Ps 15.6 billion, and an increase in interest paid for long-term debt of Ps 2.5 billion.

The increase in total interest expense reflects both an increase in the average balance of interest-bearing liabilities from Ps 5,029.2 billion for the year ended December 31, 2011 to Ps 7,339.5 billion for the year ended December 31, 2012, and an increase in the average rate paid on interest-bearing liabilities, which was consistent with a 115 basis points increase in the average DTF between the year ended 2011 and the year ended 2012. Interbank and overnight funds’ average balance increased from Ps 2,063.9 billion for the year ended December 31, 2011 to Ps 3,190.2 billion for the year ended December 31, 2012 and time deposits’ average balance increased from Ps 1,872.0 billion for the year ended December 31, 2011 to Ps 2,637.6 billion for the year ended December 31, 2012. The increase in leverage was driven by the growth of the average balance of Corficolombiana´s average interest earning assets from Ps 5,936.6 billion for the year ended December 31, 2011 to Ps 7,762.8 for the year ended December 31, 2012.

Provisions

Corficolombiana’s net provisions increased by Ps 283.1 billion from a Ps 285.5 billion net reversal in the year ended December 31, 2011 to a Ps 2.4 billion net reversal in the year ended December 31, 2012. Net Provision expense for foreclosed assets and other assets increased by Ps 299.0 billion from a net recovery of Ps 294.5 billion for the year ended December 31, 2011 to a net expense of Ps 4.5 billion for the year ended December 31, 2012. This increase was mainly attributable to the reversals in the year ended December 31, 2011 of (i) the cautionary Ps 245 billion market risk provision established by Corficolombiana in December 2010 and (ii) the Ps 69.7 billion provision established by Corficolombiana in 2010 associated to its investment in SIE. The provision associated to

Corficolombiana’s investment in SIE was reversed to the sale of this investment in October 2011 (see “—Segment results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana—Provisions”).

Also contributing to the increase in net provision expense was a Ps 4.7 billion increase in net provision expense for loans and financial leases from a net recovery of Ps 1.3 billion for the year ended December 31, 2011 to a net expense of Ps 3.3 billion for the year ended December 31, 2012 explained by lower reversals of provisions of Ps 3.1 billion and higher gross provisions of Ps 1.6 billion.

Partially offsetting these increases was a Ps 19.4 billion decrease in net provision expense for accrued interest and other receivables from a net expense of Ps 11.1 billion for the year ended December 31, 2011 to a net recovery of Ps 8.3 billion for the year ended December 31, 2012. This decrease was mainly driven by higher recoveries during 2012 than the ones recorded in 2011. The largest recovery in the year ended December 31, 2012 was a Ps 8.0 billion recovery from tax provisions.

Total fees and other services income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	0.8	2.5	(1.7)	(69.1)
Fiduciary activities	34.7	32.6	2.2	6.6
Other	15.7	18.8	(3.1)	(16.4)
Total fees and other services income	51.2	53.8	(2.7)	(4.9)
Fees and other services expenses	(7.1)	(7.1)	(0.0)	(0.5)
Total fees and other services income, net	44.1	46.7	(2.6)	(5.6)

Net fee and other services income showed a slight decrease from Ps 46.7 billion for the year ended December 31, 2011 to Ps 44.1 billion for the year ended December 31, 2012. The Ps 2.6 billion decrease in total fees and other service income, net is mainly attributable to a decrease in other fees and other service income of Ps 3.1 billion and a decrease of Ps 1.7 billion in commission from banking services, partially offset by an increase of Ps 2.2 billion in income fees from fiduciary activities.

The decrease in other fees and other service income was mainly driven by a Ps 2.7 billion decrease in commissions from investment banking, which are recorded under this line item. The decrease in commissions from banking services was mainly driven by a Ps 1.1 billion decrease in commissions from banking guarantees.

Other operating income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(27.8)	4.8	(32.6)	(677.7)
Gains on derivative operations, net	(19.4)	22.9	(42.3)	(184.8)
Gains on sales of investments in equity securities, net	6.1	41.2	(35.1)	(85.1)
Income from non-financial sector, net	379.4	422.7	(43.3)	(10.2)
Dividend income	102.5	76.2	26.3	34.6
Other	10.1	5.6	4.5	81.1
Total other operating income	450.9	573.4	(122.4)	(21.4)

Total other operating income decreased by 21.4%, or Ps 122.4 billion, from Ps 573.4 billion for the year ended December 31, 2011 to Ps 450.9 billion for the year ended December 31, 2012. The decrease is a result of a decrease in net foreign exchange and derivative operations from a net gain of Ps 27.7 billion during the year ended 2011 to a net loss of Ps 47.2 billion of which Ps 22.4 billion was incurred in the year ended 2012 attributable to the change in value of US dollar-denominated investments in AEI Promigas Holdings Ltd., AEI Promigas Ltd. and AEI Promigas Investments Ltd. and Ps 24.8 billion of which was principally due to the change in value of fixed income derivatives (mainly in non-deliverable forward government-issued treasuries, or “TES”), associated with the appreciation of the Colombian peso.

The Ps 22.4 billion net loss in 2012 attributable to the change in value of US dollar-denominated investments in AEI Promigas Holdings Ltd., AEI Promigas Ltd. and AEI Promigas Investments Ltd was partially offset by a Ps 19.7 billion dividend income paid by CFC Limited. CFC Limited was a fully owned subsidiary of Corficolombiana to which Corficolombiana transferred, through an escisión, its indirect ownership in Promigas (through AEI Promigas Holdings Ltd., AEI Promigas Ltd. and AEI Promigas Investments Ltd.) on June 5, 2012. On June 13, 2012, CFC Limited paid dividends of Ps 19.7 billion representing a foreign exchange gain caused by the peso-U.S. dollar appreciation that was recorded in the accounting records of AEI Promigas Holdings Ltd., AEI Promigas Ltd. and AEI Promigas Investments Ltd. CFC Limited was later merged into CFC Gas Holdings SAS, a Colombian fully owned subsidiary of Corficolombiana, on June 26, 2012.

Income from non-financial sector investments decreased by Ps 43.3 billion associated due to a decrease in the operating performance of the non-financial subsidiaries consolidated by Corficolombiana, mainly Pizano (which decreased Ps 16.8 billion), Unipalma (which decreased Ps 10.1 billion), Valora (which decreased Ps 7.0 billion) and Lehner (which decreased Ps 5.7 billion).

Also contributing to total other operating income was a Ps 35.1 billion decrease in the “Gains on sales of investments in equity securities, net” line item. This decrease was mainly driven by the Ps 21.1 billion and the Ps 17.1 billion gains on the sale of Corficolombiana’s investment in Colombina S.A. and in SIE, respectively, recorded during the year ended December 31, 2011. During 2012, the only sale recorded was a Ps 5.7 billion gain on the sale of part of Corficolombiana’s investment in Proenergía in 2012. Partially offsetting these decreases was the Ps 26.3 billion increase in dividend income, which was the result of (i) an increase in dividend income from CFC Limited and CFC Gas Holding SAS of Ps 19.7 billion (which partially offset the Ps 22.4 billion net loss in foreign exchange and derivative operations) and Ps 38.8 billion (representing dividends declared by Promigas to Promigas Holding, Promigas Investment and Promigas Ltd., before the escisión, on their 10.58% economic interest), respectively (see note 4 to our annual consolidated financial statements), and (ii) a decrease in dividend income from Promigas, since due to low liquidity levels and a negative revaluation balance, Corficolombiana was not able to record the dividend income it received from Promigas during 2012 while in 2011 it had recorded a Ps 36.0 billion dividend income from this investment. The reason for the negative revaluation balance associated with this investment was the decline in its share price from Ps 31,428 per share in March 31, 2011 to Ps 27,984 per share in March 31, 2012, dates on which dividends were declared. The dividend income received in 2012 from Promigas was recorded on the balance sheet.

Operating expenses

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(52.1)	(49.7)	2.4	4.8
Bonus plan payments	(3.9)	(3.7)	0.2	5.7
Termination payments	(0.4)	(1.0)	(0.6)	(58.2)
Administrative and other expenses	(73.0)	(71.9)	1.1	1.6
Deposit security, net	(8.8)	(5.8)	3.1	53.5
Charitable and other donation expenses	(0.6)	(0.8)	(0.2)	(25.2)
Depreciation	(4.4)	(3.7)	0.6	17.3
Goodwill amortization	0.0	(0.5)	(0.5)	(100.0)
Total operating expenses	(143.3)	(137.2)	6.1	4.5

Corficolombiana’s total operating expenses increased by Ps 6.1 billion or 4.5% from Ps 137.2 billion for the year ended December 31, 2011 to Ps 143.3 billion for the year ended December 31, 2012. This increase was mainly driven by a Ps 3.1 billion increase in deposit security, net. Also contributing to the increase in total operating expense was a Ps 2.4 billion increase in salaries and employee benefits due to the organic growth of the business which resulted in the total number of employees increasing from 871 people in December 31, 2011 to 881 people in December 31, 2012. On a per capita basis, salaries and employee benefits increased by 3.6%.

Non-operating income (expense)

Total non-operating income (expense), increased by Ps 151.2 billion to Ps 144.8 billion in the year ended December 31, 2012. This increase is mainly explained by a Ps 87.2 billion income registered in Hoteles Estelar due to leaseback operations of Hotel La Fontana Bogotá and Hotel Intercontinental Cali to a trust company for its securitization. Also contributing to the increase was a Ps 22.4 billion income recorded by Pizano due to income associated with two leaseback operations on their manufacturing plants Tablex II and Tablex III. Finally the Ps 22.1 billion of income recorded by Episol due to higher income from its highway concession projects also contributed to the increase in non-operating income.

Income tax expense

Income tax expense increased by Ps 24.6 billion to Ps 175.1 billion for the year ended December 31, 2012. Corficolombiana’s effective tax rate, calculated before non-controlling interest, increased from 18.0% for the year ended December 31, 2011 to 30.3% for the year ended December 31, 2012, since in 2011 there was higher non-taxable income recorded mainly attributable to Corficolombiana’s investment in FCP and Proenergía, and due to fewer tax exemptions in 2012 in Episol, a consolidated subsidiary of Corficolombiana.

Non-controlling interest

Non-controlling interest increased by Ps 21.4 billion to Ps 98.1 billion in the year ended December 31, 2012. This increase is explained by an increase in net income from Corficolombiana’s consolidated subsidiaries, mainly Hoteles Estelar (which contributed with increase of Ps 12.2 billion in non-controlling interest), Epiandes (which contributed with increase of Ps 6.2 billion in non-controlling interest) and Episol (which contributed with increase of Ps 5.6 billion in non-controlling interest).

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

Net income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	74.5	17.7	56.8	320.2
Total interest expense	(2.0)	(2.9)	(0.9)	(32.3)
Net interest income	72.5	14.8	57.7	389.2
Total (provisions) / reversals, net	(2.1)	(1.0)	1.0	97.6
Total fees and other services income, net	422.4	406.3	16.1	4.0
Total other operating income	26.3	13.3	13.0	97.7
Total operating income	519.1	433.3	85.8	19.8
Total operating expenses	(209.7)	(202.3)	7.5	3.7
Net operating income	309.4	231.1	78.3	33.9

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Total non-operating income (expense), net	11.5	12.2	(0.7)	(5.6)
Income before income tax expense and non-controlling interest	320.9	243.2	77.6	31.9
Income tax expense	(106.6)	(88.5)	18.1	20.4
Non-controlling interest	(0.3)	(0.2)	0.1	54.3
Net income	214.0	154.5	59.5	38.5

Porvenir’s net income increased by 38.5%, or Ps 59.5 billion, to Ps 214.0 billion for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This increase was mainly due to an increase of Ps 57.7 billion in net interest income, an increase of Ps 16.1 billion in total fees and other services income, net, and an increase of Ps 13.0 billion in total other operating income, all partially offset by an increase of Ps 18.1 billion in income tax expense and a Ps 7.5 billion increase in total operating expense.

Net interest income

Net interest income increased by Ps 57.7 billion to Ps 72.5 billion in the year ended December 31, 2012. This increase was primarily due to an increase in the rate of return of Porvenir’s mandatory investment in its stability reserve as prevailing market conditions during 2011 were depressed due to local and global equity market conditions. Porvenir’s rate of return on its investment portfolio increased from 2.2% in the year ended December 31, 2011 to 9.5% in the year ended December 31, 2012. Also contributing to the increase in interest on investment securities was the average balance of the investment portfolio, which grew by 15.3% from Ps 661.2 billion at December 31, 2011 to Ps 762.1 billion at December 31, 2012.

Total fees and other services income

Total net fees and other services income consist primarily of commissions earned on the administration of mandatory pension funds, severance funds, voluntary pension funds and third-party liability pension funds. Porvenir’s total net fees and other services income increased by Ps 16.1 billion, or 4.0%, to Ps 422.4 billion in the year ended December 31, 2012 versus the year ended December 31, 2011, driven primarily by the increase in the revenues received from the administration of third-party liability pension funds, which rose by Ps 17.1 billion, from Ps 21.5 billion in the year ended December 31, 2011 to Ps 38.6 billion in the year ended December 31, 2012. This increase was mainly due to an increase in the commissions earned from the third-party liability pension funds whose rate of return is linked to prevailing local and global market conditions which during the year ended December 31, 2012 were more favorable than during the year ended December 31, 2011.

Also contributing to the increase in fee income was a Ps 7.2 billion increase in other fees associated with pension fund administration, such as non-contributor affiliate fees and transfer fees, which increased from Ps 13.8 billion for the year ended December 31, 2011 to Ps 21.0 billion for the year ended December 31, 2012. Non-contributor affiliate fees are charged on income generated by the managed funds. Because returns on funds were higher in 2012 than in 2011, the fees charged were higher in 2012 than in 2011.

Fee income from severance fund management increased by Ps 5.1 billion from Ps 60.8 billion in the year ended December 31, 2011 to Ps 65.9 billion in the year ended December 31, 2012. This increase was mainly due to an increase in the balance of assets under management in the severance fund, which increased by 15.0% in the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Revenue associated with the management of voluntary pension funds increased by Ps 2.2 billion from Ps 46.0 billion in the year ended December 31, 2011 to Ps 48.1 billion in the year ended December 31, 2012.

Fee income received from the administration of mandatory pension funds decreased by Ps 4.5 billion from Ps 305.2 billion in the year ended December 31, 2011 to Ps 300.6 billion in the year ended December 31, 2012. This decrease was mainly due to a 10.0% increase in the compensation paid to insurance companies for life and disability coverage from 1.45% in 2011 to 1.60% in 2012 (see “Item 4. Information on the Company—B. Business

overview—Colombian banking business overview—Porvenir”), the combined fee charged for administration and for insurance is 3.0%. This resulted in a decrease in the administration fee charged by Porvenir from 1.55% in 2011 to 1.40% in 2012.

Commissions from banking services, consisting primarily of fees charged to customers for the processing of information and the early withdrawal of pensions, decreased by Ps 7.1 billion to Ps 0.5 billion in the year ended December 31, 2012. This decrease was due to a reclassification of income from Gestión y Contacto S.A., which was included as commissions from banking services for the year ended December 31, 2011 and is classified as “other operating income” for the year ended December 31, 2012.

Fees and other service expenses increased by Ps 3.9 billion, from Ps 50.5 billion for the year ended December 31, 2011 to Ps 54.4 billion for the year ended December 31, 2012 mainly due to the increase in securities custody fees driven by a 34.2% increase in total assets under management.

Operating expenses

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(84.1)	(79.8)	4.3	5.4
Bonus plan payments	(1.7)	(1.4)	0.3	22.9
Termination payments	(0.0)	(0.1)	(0.0)	(56.5)
Administrative and other expenses	(115.9)	(112.5)	3.4	3.0
Deposit security, net	-	-	-	-
Charitable and other donation expenses	(0.6)	(2.2)	(1.6)	(74.0)
Depreciation	(7.5)	(6.4)	1.1	17.4
Goodwill amortization	-	-	-	-
Total operating expenses	(209.7)	(202.3)	7.5	3.7

Porvenir’s total operating expenses in the year ended December 31, 2012 increased by 3.7%, or Ps 7.5 billion, to Ps 209.7 billion due primarily to the 5.4%, or Ps 4.3 billion, growth in salaries and employee benefits to Ps 84.1 billion and a Ps 3.4 billion increase in administrative and other expenses, which were consistent with the organic growth of the business. Porvenir’s employees increased from 2,119 as of December 31, 2011 to 2,195 as of December 31, 2012.

Porvenir’s efficiency ratio in the year ended December 31, 2012 improved in comparison to the same period in 2011, decreasing from 45.1% to 38.8%.

Other operating income

Total other operating income for the year ended December 31, 2012 increased by Ps 13.0 billion from Ps 13.3 billion in the year ended December 31, 2011 to Ps 26.3 billion. This increase was primarily due to the reclassification of income from Gestion & Contacto and to a higher recovery of provisions.

Non-operating income (expense, net)

Total non-operating income (expense), net includes provisions, gains on sale of property, administrative authority fines, and labor demand penalties. Total non-operating income (expense), net in the year ended December 31, 2012 decreased by Ps 0.7 billion from Ps 12.2 billion in the year ended December 31, 2011 to Ps 11.5 billion.

Income tax expense

Income tax expense increased by 20.4% to Ps 106.6 billion for the year ended December 31, 2012. This increase was primarily due to higher income before income tax expense and non-controlling interest. Porvenir’s effective tax rate, calculated before non-controlling interest, decreased from 36.4% for the year ended December 31, 2011 to 33.2% for the year ended December 31, 2012, primarily due to the fact that Porvenir accelerated the payment of the

Equity Tax and as such recorded the aggregate amount due in the year ended December 31, 2011. The Equity Tax would have otherwise been paid in annual installments with the last payment in 2014.

LB Panama

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	1,571.2	1,415.0	156.2	11.0
Total interest expense	(423.9)	(335.1)	88.8	26.5
Net interest income	1,147.3	1,079.8	67.4	6.2
Total (provisions) / reversals, net	(146.9)	(165.0)	(18.2)	(11.0)
Total fees and other services income, net	673.7	599.3	74.3	12.4
Total other operating income	110.5	96.5	14.0	14.5
Total operating income	1,784.6	1,610.6	174.0	10.8
Total operating expenses	(1,208.5)	(1,134.5)	74.0	6.5
Net operating income	576.0	476.1	99.9	21.0
Total non-operating income (expense), net	20.5	2.9	17.6	615.1
Income before income tax expense and non-controlling interest	596.5	479.0	117.5	24.5
Income tax expense	(169.4)	(147.9)	21.5	14.6
Income before non-controlling interest	427.1	331.1	96.0	29.0
Non-controlling interest	(0.1)	(0.1)	(0.0)	(6.1)
Net income attributable to shareholders	427.0	331.0	96.0	29.0

LB Panama’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects BAC Credomatic’s consolidated results, which have been consolidated into LB Panama’s results since December 1, 2010. As of December 31, 2012, LB Panama had Ps 1,786.2 billion of goodwill associated with the BAC Credomatic acquisition and Ps 477.4 billion of indebtedness incurred to partly finance the BAC Credomatic acquisition. Goodwill amortization and interest expense associated with the BAC Credomatic acquisition for the year ended December 31, 2012 were Ps 52.3 billion and Ps 19.2 billion, respectively, compared to Ps 54.4 billion and Ps 19.4 billion, respectively, for the year ended December 31, 2011. Between October 16, 2012 and December 31, 2012, LB Panamá entered into term loans in an aggregate principal amount of U.S.$1.0 billion (Ps 1,768.2 billion), each with a term of five years, and pre-payable at any time by LB Panama facilities with Grupo Aval Limited, a wholly owned subsidiary of Grupo Aval. Disbursements under the intercompany loans were completed during the fourth quarter of 2012. As of December 31, 2012, LB Panama invested the proceeds of this intercompany loan in fixed income securities, 97% of which were investment grade,of Latin American governments and corporate issuers, pursuant to Banco de Bogotá’s investment guidelines.  LB Panama also entered into hedging arrangements with Grupo Aval International Limited, a wholly owned subsidiary of Grupo Aval, backstopped by collateral, whereby Grupo Aval International Limited assumes the market risk in the fluctuation of the market price of the notes.

LB Panama’s net income attributable to its shareholders in the year ended December 31, 2012 increased by 29.0%, or Ps 96.0 billion, to Ps 427.0 billion mainly due to an increase in total fees and income from services, net, an increase in net interest income, a decrease in total net provisions, an increase in total non-operating income and an increase in total other operating income. Partially offsetting these increases was an increase in total operating expenses and an increase in income tax expense.

Net interest income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,455.4	1,319.0	136.4	10.3
Interest on investment securities	66.0	52.8	13.1	24.9
Interbank and overnight funds	28.3	23.0	5.3	23.2
Financial leases	21.5	20.1	1.4	6.8
Total interest income	1,571.2	1,415.0	156.2	11.0
Interest expense:
Checking accounts	(30.2)	(29.6)	0.6	2.2
Time deposits	(214.5)	(164.9)	49.7	30.1
Savings deposits	(31.3)	(31.5)	(0.2)	(0.7)
Total interest expense from deposits	(276.0)	(226.0)	50.1	22.2
Borrowing from banks and others	(121.5)	(83.4)	38.1	45.7
Interbank and overnight funds (expenses)	(5.9)	(7.0)	(1.1)	(16.3)
Long-term debt (bonds)	(20.5)	(18.7)	1.8	9.4
Total interest expense	(423.9)	(335.1)	88.8	26.5
Net interest income	1,147.3	1,079.8	67.4	6.2

LB Panama’s net interest income increased by 6.2%, or Ps 67.4 billion, from Ps 1,079.8 billion in the year ended December 31, 2011 to Ps 1,147.3 billion in the year ended December 31, 2012. This increase was primarily driven by a Ps 156.2 billion increase in total interest income, of which Ps 137.8 billion was attributable to an increase in interest income from loans and financial leases. Total interest income was partially offset by a Ps 88.8 billion increase in total interest expense.

Interest income from loans and financial leases increased by 10.3%, or Ps 137.8 billion, to Ps 1,476.9 billion for the year ended December 31, 2012. LB Panama’s average loans and financial lease portfolio grew by 15.1%, or Ps 1,504.5 billion, to Ps 11,465.8 billion for the year ended December 31, 2012, resulting in a Ps 193.8 billion increase in interest income from loans and financial leases. Partially offsetting this increase was the decrease in average yield from 13.4% for the year ended December 31, 2011 to 12.9% for the year ended December 31, 2012, which resulted in a Ps 56.0 billion decrease in interest income from loans and financial leases. The change in the average yield was the result of a change in the mix in the loan and financial lease portfolio as commercial loans as a proportion of total gross loans increased from 32.4% as of December 31, 2011 to 34.1% as of December 31, 2012. Consumer and mortgage loans as an aggregate proportion of total gross loans, and which in comparison to commercial loans have a higher yield, decreased from 65.5% as of December 31, 2011 to 63.7% as of December 31, 2012.

Interest income from investment securities increased by Ps 13.1 billion to Ps 66.0 billion for the year ended December 31, 2012. This increase was the result of a combined effect of an increase in the average volume of the investment portfolio of Ps 468.7 billion, or 35.2%, from Ps 1,333.4 billion for the year ended December 31, 2011, to Ps 1,802.1 billion for the year ended December 31, 2012, and a decrease in the average yield of the investment portfolio from 4.0% in 2011 to 3.7% in 2012. The increase in the portfolio is primarily attributable to the acquisition of investment securities resulting from the intercompany loan described above. The fixed income portfolio generated Ps 61.0 billion of interest income from investment securities, accounting for 92.5% of LB Panama’s earnings on investment securities for the year ended December 31, 2012. This result was 17.1% higher than the Ps 52.1 billion of interest income generated by fixed income securities for the year ended December 31, 2011 mainly attributable to income from the investment securities portfolio associated to the intercompany loan described above. LB Panama’s equity portfolio generated the remaining Ps 5.0 billion, or 7.5%, of income from investment securities for the year ended December 31, 2012.

Interest income from interbank and overnight funds increased by Ps 5.3 billion from Ps 23.0 billion for the year ended December 31, 2011 to Ps 28.3 billion for the year ended December 31, 2012. The increase in interest income from interbank and overnight funds was mainly driven by an increase in the average rate on interbank and overnight funds from 2.2% for the year ended December 31, 2011 to 3.5% for the year ended December 31, 2012.

In sum and mainly driven by the decrease in the average yield on the loan and financial lease portfolio, the average yield earned on interest-earning assets decreased from 11.5% for the year ended December 31, 2011 to 11.2% for the year ended December 31, 2012.

Total interest expense increased by Ps 88.8 billion to Ps 423.9 billion for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This increase was mainly driven by a Ps 49.7 billion increase in interest expense on time deposits and a Ps 38.1 billion increase in interest expense on borrowings from banks and others.

The Ps 49.7 billion increase in interest expense on time deposits was driven by an increase in the average balance of time deposits from Ps 4,079.5 billion for the year ended December 31, 2011 to Ps 4,628.7 billion for the year ended December 31, 2012, which contributed with an increase of Ps 25.5 billion in interest expense, and by an increase in the average interest rate paid which rose from 4.0% for the year ended December 31, 2011 to 4.6% for the year ended December 31, 2012 resulting in a Ps 24.2 billion increase in interest expense.

The increase in interest expense on borrowings from banks and others of Ps 38.1 billion was driven by an increase in the average balance of borrowings from banks and others from Ps 2,358.2 billion to Ps 3,201.0 billion and by an increase in the average interest rate paid which rose from 3.5% for the year ended December 31, 2011 to 3.8% for the year ended December 31, 2012. While the increase in the average balance of borrowings from banks and others contributed with an increase of Ps 32.0 billion in interest expense, the increase in the cost of these funds contributed with of the additional Ps 6.1 billion.

The average rate paid on interest-bearing liabilities increased from 2.5% for the year ended December 31, 2011 to 2.8% for the year ended December 31, 2012.

Average total interest-earning assets in Leasing Bogotá Panamá increased by 14.1% or Ps 1,741.3 billion for the year ended December 31, 2012 compared to the year ended December 31, 2011, while net interest income between the same periods increased by 6.2%. The above-mentioned resulted in a contraction of the net interest margin from 8.8% for the year ended December 31, 2011 to 8.2% for the year ended December 31, 2012. Showing a similar tendency, the interest spread between the average rate on loans and financial leases and the average rate paid on deposits decreased from 11.3% to 10.5%. The decrease in spread is mainly due to the change in the mix of the loan and financial lease portfolio described above.

Provisions

Total net provisions decreased by Ps 18.2 billion to Ps 146.9 billion for the year ended December 31, 2012, driven primarily by a Ps 14.8 billion decrease in net provisions for loans and financial leases to Ps 146.6 billion as of December 31, 2012.

The decrease in the net provision for loan and financial lease losses was explained by an increase in reversals of Ps 15.0 billion to Ps 24.1 billion for the year ended December 31, 2012. The increase in reversals was a result of an improvement in the quality of the loan and financial lease portfolio during 2012.

LB Panama’s past due loans and financial leases decreased by 9.3% between December 31, 2011 and December 31, 2012, while total loans increased in the same period of time by 7.9%. LB Panama’s delinquency ratio, thus, improved from 2.8% as of December 31, 2011 to 2.4% as of December 31, 2012. This improvement was primarily a result of a lower delinquency ratio in mortgage loans from 3.0% to 2.4% and a lower delinquency ratio in commercial loans from 2.5% to 1.7%. The decrease in LB Panama’s delinquency ratio was mainly driven by the stable growth of the Central American economies.

Charge-offs decreased from Ps 165.1 billion for the year ended December 31, 2011 to Ps 126.7 billion for the year ended December 31, 2012 due to the improvement in the quality of LB Panama’s loan and financial lease portfolio described above. LB Panama’s charge-offs to average loans and financial leases ratio decreased from an annualized 1.6% for the year ended December 31, 2011 to 1.1% for the year ended December 31, 2012. Since LB Panama’s net provisions for loan and financial lease losses decreased more than its charge-offs, the allowance for loan and financial lease losses slightly decreased from Ps 213.5 billion as of December 31, 2011 to Ps 212.7 billion as of December 31, 2012. LB Panama’s coverage ratio over its past due loans, however, showed an improvement from 64.3% as of December 31, 2011 to 70.7% as of December 31, 2012.

Net provisions for accrued interest and other receivables decreased by Ps 4.7 billion to a net expense of Ps 1.8 billion as of December 31, 2012 from a net expense of Ps 6.4 billion as of December 31, 2011 due to a lesser provision expense of Ps 4.7 billion.

Net provisions for foreclosed assets and other assets decreased by Ps 0.1 billion to a net expense of Ps 0.5 billion as of December 31, 2012 from Ps 0.6 billion as of December 31, 2011.

The recovery of charged-off assets decreased between the years ended December 31, 2011 and the year ended December 31, 2012 by Ps 1.4 billion to Ps 2.1 billion.

Total fees and other services income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	470.5	416.2	54.3	13.0
Branch network services	–	–	–	–
Credit card merchant fees	194.7	173.4	21.3	12.3
Checking fees	–	–	–	–
Warehouse services	–	–	–	–
Fiduciary activities	–	–	–	–
Pension plan administration	11.5	9.8	1.8	18.2
Other	57.2	55.0	2.3	4.1
Total fees and other services income	734.0	654.4	79.6	12.2
Fees and other services expenses	(60.3)	(55.0)	5.3	9.6
Total fees and other services income, net	673.7	599.3	74.3	12.4

Total net fees and other services income increased by 12.4%, or Ps 74.3 billion, to Ps 673.7 billion in the year ended December 31, 2012. Total fees and other services income increased by Ps 79.6 billion mainly as a result of higher commissions from banking services of Ps 54.3 billion, higher credit card merchant fees of Ps 21.3 billion, and higher pension plan administration fees of Ps 1.8 billion. These were partially offset by a Ps 5.3 billion increase in fees and other service expenses. The increase in commissions from banking services and in credit card merchant fess were consistent with LB Panama’s organic growth.

Other operating income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	113.6	100.9	12.7	12.6
Gains on derivative operations, net	(3.3)	(4.6)	1.3	(28.3)
Gains on sales of investments in equity securities, net	–	–	–	–
Income from non-financial sector, net	–	–	–	–
Dividend income	–	–	–	–
Other	0.2	0.2	0.0	9.2
Other operating income	110.5	96.5	14.0	14.5

Total other operating income, net increased by Ps 14.0 billion to Ps 110.5 billion in the year ended December 31, 2012 due primarily to a Ps 14.0 billion increase associated with foreign exchange gains (losses), net. In the ordinary course of business, LB Panama enters into forward contracts and other derivative transactions in foreign currency through its treasury department almost entirely for hedging purposes and on behalf of clients.

Operating expenses

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(484.4)	(451.0)	33.4	7.4
Bonus plan payments	(54.5)	(53.9)	0.6	1.1
Termination payments	(16.3)	(17.3)	(1.0)	(5.8)
Administrative and other expenses	(536.0)	(490.7)	45.2	9.2
Deposit security, net	(8.9)	(8.6)	0.3	4.0
Charitable and other donation expenses	(2.1)	(1.7)	0.4	20.7
Depreciation	(54.1)	(56.9)	(2.8)	(4.9)
Goodwill amortization	(52.3)	(54.4)	(2.1)	(3.9)
Total operating expenses	(1,208.5)	(1,134.5)	74.0	6.5

Total operating expenses increased by 6.5%, or Ps 74.0 billion, to Ps 1,208.5 billion for the year ended December 31, 2012. The increase is mainly due to a Ps 45.2 billion increase to Ps 536.0 billion in administrative and other expenses principally driven by the organic growth of the business and particularly associated with managing LB Panama’s larger loan portfolio. Also contributing to the increase in total operating expense was a Ps 33.4 billion increase to Ps 484.4 billion in salaries and employee benefits. While LB Panama’s number of employees increased from 15,498 for the year ended December 31, 2011 to 16,669 for the year ended December 31, 2012, on a per capital basis, salaries and employee benefits decreased by 0.1% between 2011 and 2012. LB Panama’s efficiency ratio for the year ended December 31, 2012 was 57.1%, improving from the 57.6% ratio for the year ended December 31, 2011.

Non-operating income (expense)

Total net non-operating income (expense) increased by Ps 17.6 billion to a net income of Ps 20.5 billion for the year ended December 31, 2012. This increase was mainly driven by a reversal of a provision for deferred taxes resulting from the reconciliation of U.S. GAAP to Colombian Banking GAAP accounting standards.

Income tax expense

Income tax expense for LB Panama increased by 14.6%, or Ps 21.5 billion, to Ps 169.4 billion for the year ended December 31, 2012. This increase was primarily due to higher income before income tax expense and non-controlling interest which increased by 24.5%. LB Panama’s effective tax rate, calculated before non-controlling interest, decreased from 30.9% for the year ended December 31, 2011 to 28.4% for the year ended December 31, 2012.

Non-controlling interest

LB Panama’s non-controlling interest is not material. It totaled Ps 0.08 billion for the year ended December 31, 2012.

Banco de Occidente

Net income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	2,028.6	1,592.7	435.9	27.4
Total interest expense	(745.5)	(525.5)	220.0	41.9
Net interest income	1,283.2	1,067.2	216.0	20.2
Total (provisions) / reversals, net	(223.6)	(176.6)	47.0	26.6

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Total fees and other services income, net	229.0	198.5	30.5	15.3
Total other operating income	332.7	314.3	18.4	5.9
Total operating income	1,621.3	1,403.5	217.8	15.5
Total operating expenses	(937.2)	(846.3)	91.0	10.8
Net operating income	684.0	557.2	126.8	22.8
Total non-operating income (expense), net	12.9	15.5	(2.6)	(16.5)
Income before income tax expense and non-controlling interest	697.0	572.7	124.2	21.7
Income tax expense	(174.7)	(139.0)	35.7	25.7
Income before non-controlling interest	522.3	433.7	88.6	20.4
Non-controlling interest	(2.0)	(1.6)	0.4	24.0
Net income attributable to shareholders	520.3	432.1	88.2	20.4

Banco de Occidente’s net income attributable to its shareholders increased by 20.4%, or Ps 88.2 billion, to Ps 520.3 billion for the year ended December 31, 2012. This increase was primarily due to an increase in net interest income, an increase in total fees and other services income and an increase in total other operating income, offset in part by an increase total operating expenses, an increase in total net provisions and an increase in income tax expense.

Net interest income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,395.6	1,080.2	315.4	29.2
Interest on investment securities	174.1	177.1	(3.0)	(1.7)
Interbank and overnight funds	45.7	29.2	16.5	56.4
Financial leases	413.1	306.1	107.0	35.0
Total interest income	2,028.6	1,592.7	435.9	27.4
Interest expense:
Checking accounts	(9.7)	(7.3)	2.4	32.9
Time deposits	(206.9)	(116.5)	90.4	77.6
Savings deposits	(268.2)	(188.5)	79.7	42.3
Total interest expense on deposits	(484.8)	(312.3)	172.5	55.2
Borrowing from banks and others	(76.2)	(75.3)	0.9	1.1
Interbank and overnight funds (expenses)	(22.0)	(14.6)	7.4	50.8
Long-term debt (bonds)	(162.5)	(123.3)	39.2	31.8
Total interest expense	(745.5)	(525.5)	220.0	41.9
Net interest income	1,283.2	1,067.2	216.0	20.2

Banco de Occidente’s net interest income grew by 20.2%, or Ps 216.0 billion, from Ps 1,067.2 billion for the year ended December 31, 2011 to Ps 1,283.2 billion for the year ended December 31, 2012. This increase was driven primarily by a Ps 435.9 billion increase in total interest income, Ps 422.4 billion of which was attributable to an increase in interest income from loans and financial leases. Total interest income’s increase was partially offset by an increase in total interest expense of Ps 220.0 billion.

Interest income from loans and financial leases increased by 30.5%, or Ps 422.4 billion, to Ps 1,808.8 billion for the year ended December 31, 2012. Banco de Occidente’s average loans and financial lease portfolio grew by 21.6%, or Ps 2,732.0 billion, to Ps 15,406.7 billion, resulting in a Ps 330.9 billion increase in interest income from loans and financial leases. The balance of commercial loans (including financial leases) and consumer loans increased by Ps 1,596.2 billion and Ps 686.5 billion, respectively. Also contributing to the increase in interest income from loans and financial leases was the increase in the average yield on loans and financial leases from 10.9% for the year ended December 31, 2011 to 11.7% for the year ended December 31, 2012, which resulted in a Ps 91.5 billion increase in interest income from loans and financial leases.  The increase in yields was a result of an increasing rate environment where average DTF rate increased from 4.21% for the year ended December 31, 2011 to 5.35% for the year ended December 31, 2012.

Also contributing to the increase in interest income was a Ps 16.5 billion increase in income from interbank and overnight funds to Ps 45.7 billion for the year ended December 31, 2012. This increase was mainly driven by the increase in the average yield from 5.5% in 2011 to 8.3% in 2012.

Interest income from investment securities decreased by Ps 3.0 billion to Ps 174.1 billion for the year ended December 31, 2012. The fixed income portfolio generated Ps 173.7 billion, or 99.8% of Banco de Occidente’s earnings on investment securities for the year ended December 31, 2012, while the equity portfolio generated Ps 0.4 billion, or 0.2% of earnings from investment securities, showing a composition in line with historical results. The Ps 3.0 billion decrease was explained by a decrease in the average balance of the investment portfolio of Ps 488.1 billion, or 10.7%, to Ps 4,072.6 billion for the year ended December 31, 2012, offset in part by an increase in its yield from 3.9% for the year ended December 31, 2011 to 4.3% for the same period of 2012

The average yield earned on interest-earning assets increased from 9.0% for the year ended December 31, 2011 to 10.1% for the year ended December 31, 2012, primarily as a result of the increases in the yield of the loan portfolio as described above.

The 41.9%, or Ps 220.0 billion, increase in total interest expense to Ps 745.5 billion for the year ended December 31, 2012 as compared to the year result as of December 31, 2011 partially offset the increase in total interest income. This increase was mainly driven by a Ps 90.4 billion increase in time deposits’ interest expense, a Ps 79.7 billion increase in savings deposits’ interest expense and a Ps 39.2 billion increase in long-term debt’s interest expense.

The increase in interest expense on time deposits of Ps 90.4 billion was driven by an increase in the average balance of time deposits from Ps 2,804.9 billion for the year ended December 31, 2011 to Ps 3,943.8 billion for the year ended December 31, 2012, which contributed Ps 65.9 billion in interest expense. Also contributing to the increase in interest expense on time deposits was an increase in the average interest rate paid which increased from 4.2% for the year ended December 31, 2011 to 5.2% for the year ended December 31, 2012. The 109 basis points of higher average interest rate contributed to an increase of Ps 24.4 billion in interest expense and is consistent with the increase in the average DTF rate described above.

The Ps 79.7 billion increase in interest expense on savings deposits was driven by an increase in the average interest rate paid from 3.4% for the year ended December 31, 2011 to 4.2% for the year ended December 31, 2012. This increase in costs was, as in the case of time deposits, consistent with an increasing interest-rate environment and resulted in a Ps 43.4 billion increase in interest expense. Also contributing to the increase in interest expense on savings deposits was an increase in the average balance of savings deposits from Ps 5,514.7 billion for the year ended December 31, 2011 to Ps 6,387.8 billion for the year ended December 31, 2012 contributing with an increase of Ps 36.3 billion in interest expense.

The increase in interest expense on long-term debt of Ps 39.2 billion was driven by a 25.1%, or Ps 434.1 billion, increase in the average balance of long-term debt to Ps 2,164.0 billion for the year ended December 31, 2012, which resulted in a Ps 32.6 billion increase in interest expense, and a 38 basis points increase in the nominal interest rate paid from 7.1% for the period ended December 31, 2011 to 7.5% for the period ended December 31, 2012, and resulted in a Ps 6.6 billion increase in interest expense.

The average rate paid on interest-bearing liabilities increased from 4.1% for the year ended December 31, 2011 to 4.9% for the year ended December 31, 2012.

The average total interest-earning assets for the year ended December 31, 2012 compared to the year ended December 31, 2011 increased by 12.8% or Ps 2,269.4 billion, and net interest income between the same periods increased by 20.2%, which resulted in an increase in the net interest margin from 6.0% for the year ended December

31, 2011 to 6.4% for the year ended December 31, 2012. The interest spread between the average rate on loans and financial leases and the average rate paid on deposits slightly decreased from 7.4% in 2011 to 7.3% in 2012.

Provisions

Total net provisions increased by Ps 47.0 billion to Ps 223.6 billion for the year ended December 31, 2012, driven by a Ps 31.0 billion increase in net provisions for loans and financial leases to Ps 236.2 billion, a Ps 5.8 billion increase in net provisions for accrued interest and other receivables, a Ps 5.2 billion increase in net provisions foreclosed assets and other assets, and a Ps 5.0 billion decrease in recovery of charged-off assets.

The Ps 31.0 billion increase in the net provision for loan and financial lease losses was driven by an increase in the average volume of loans and financial leases and was not due to a decrease in credit quality. Banco de Occidente’s past due loans increased by 14.9% from December 31, 2011 to December 31, 2012, while total loans increased in the same period of time by 15.5%. The bank’s delinquency ratio remained unchanged at 2.5% as of December 31, 2011 and 2012.

Charge-offs increased from Ps 167.8 billion for the year ended December 31, 2011 to Ps 198.4 billion for the year ended December 31, 2012. Banco de Occidente’s charge-offs to average balance of loans and financial leases ratio remained unchanged at an annualized 1.3% for both the year ended December 31, 2011 and 2012. Since charge-offs were only a fraction of net provisions for loans and financial  leases, total allowance for loans and financial lease losses showed an increase from Ps 574.2 billion as of December 31, 2011 to Ps 611.3 billion as of December 31, 2012. Banco de Occidente’s coverage ratio over its past due loans remained strong at 146.8% as of December 31, 2012. The coverage ratio at December 31, 2011 was 158.4%.

Net provision expense for accrued interest and other receivables increased by Ps 5.8 billion to Ps 30.8 billion for the year ended December 31, 2012 from  Ps 25.1 billion for the same period in 2011 due to a combination of a higher provision expense of Ps 7.9 billion and higher reversals of provisions of Ps 2.1 billion. This increase in net provision expense is mainly attributable to an increase in the balance of accrued interest and other receivables.

Net provision expense for foreclosed assets and other assets increased by Ps 5.2 billion to Ps 8.5 billion for the year ended December 31, 2012 from Ps 3.3 billion for the same period in 2011 due to a combination of a higher provision expense of Ps 1.5 billion and lesser reversals of provisions of Ps 3.7 billion.

The recovery of charged-off assets decreased between the year ended December 31, 2011 and the year ended December 31, 2012 by Ps 5.0 billion to Ps 51.9 billion. The ratio of recovered charged-off assets to average loans and financial leases slightly decreased from 0.6% for the year ended December 31, 2011 to 0.5% for the year ended December 31, 2012.

Total fees and other services income, net

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	163.2	140.6	22.7	16.1
Branch network services	-	-	-	-
Credit card merchant fees	81.7	75.3	6.4	8.5
Checking fees	22.1	23.7	(1.7)	(7.0)
Warehouse services	-	-	-	-
Fiduciary activities	46.0	38.5	7.5	19.6
Pension plan administration	-	-	-	-
Others	33.4	29.6	3.7	12.6
Total fees and other services income	346.5	307.7	38.7	12.6
Fees and other services expenses	(117.5)	(109.2)	8.3	7.6
Total fees and other services income, net	229.0	198.5	30.5	15.3

Total fees and other services income, net increased by 15.3%, or Ps 30.5 billion, to Ps 229.0 billion for the year ended December 31, 2012. This increase was primarily due to a Ps 22.7 billion increase in commissions from banking services to Ps 163.2 billion, mainly as a result of Banco de Occidente’s organic growth and higher commissions charged on different products such as management fees, a Ps 7.5 billion increase in fiduciary activities to Ps 46.0 billion, and a Ps 6.4 billion increase in credit card merchant fess to Ps 81.7 billion. Partially offsetting these increases was the Ps 8.3 billion increase in fees and other services expenses to Ps 117.5 billion for the year ended December 31, 2012.

Other operating income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	6.6	18.6	(12.1)	(64.7)
Gains on derivative operations, net	30.4	4.3	26.1	614.4
Gains on sales of investments in equity securities, net	-	3.7	(3.7)	(100.0)
Income from non-financial sector, net	2.2	2.0	0.2	11.3
Dividend income	133.6	126.7	6.9	5.5
Other	159.9	159.1	0.8	0.5
Total other operating income	332.7	314.3	18.4	5.9

Total other operating income increased by 5.9%, or Ps 18.4 billion, to Ps 332.7 billion for the year ended December 31, 2012. This increase was primarily a result of a Ps 14.1 billion increase in net foreign exchange and derivative operations and a Ps 6.9 billion increase in dividend income, partially offset by a Ps 3.7 billion decrease in net gains on sales of investments in equity securities (During 2011, Banco de Occidente sold its investment in VISA Inc. recording a gain of Ps 3.7 billion).

Operating expenses

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(327.9)	(298.1)	29.8	10.0
Bonus plan payments	(22.0)	(24.6)	(2.6)	(10.4)
Termination payments	(2.8)	(2.9)	(0.1)	(2.4)
Administrative and other expenses	(408.8)	(363.6)	45.3	12.4
Deposit security, net	(39.0)	(34.1)	4.9	14.3
Charitable and other donation expenses	(1.8)	(3.7)	(1.8)	(49.9)
Depreciation	(133.3)	(117.9)	15.4	13.0
Goodwill amortization	(1.4)	(1.4)	0.1	6.6
Total operating expenses	(937.2)	(846.3)	91.0	10.8

Total operating expenses increased by 10.8%, or Ps 91.0 billion, to Ps 937.2 billion for the year ended December 31, 2012 primarily due to a Ps 45.3 billion increase in administrative and other expenses, to Ps 408.8 billion, principally driven by the organic growth of the business and particularly as a result of the Bank’s larger loan and financial lease portfolio. Salaries and employee benefits increased by Ps 29.8 billion or 10.0% to Ps 327.9 billion, which was explained by an increase in headcount from 9,002 at December 31, 2011 to 10,876 at December 31, 2012.  On a per capita basis, salaries decreased by 9.0%. Depreciation expense increased by Ps 15.4 billion to Ps 133.3 billion explained by a Ps 13.4 billion increase in depreciation expense from operating leases. Banco de Occidente’s efficiency ratio improved from 46.0% at December 31, 2011 to 43.5% at December 31, 2012. The annualized ratio of operating expenses before depreciation and amortization as a percentage of average earning assets improved from 4.1% for the year ended December 31, 2011 to 4.0% for the year ended December 31, 2012.

Non-operating income (expense)

Total non-operating income (expense) includes gains (losses) from the sale of foreclosed assets, property, plant and equipment and other assets. Total non-operating income slightly decreased to Ps 12.9 billion for the year ended December 31, 2012, from a total net non-operating income of Ps 15.5 billion for the year ended December 31, 2011.

Income tax expense

Income tax expense for Banco de Occidente increased by Ps 35.7 billion to Ps 174.7 billion for the year ended December 31, 2012. This increase was primarily due to higher income before income tax expense and non-controlling interest. Banco de Occidente’s effective tax rate, calculated before non-controlling interest, increased from 24.3% for the year ended December 20, 2011 to 25.1% for the year ended December 31, 2012.

Non-controlling interest

Banco de Occidente’s non-controlling interest increased by Ps 0.4 billion to Ps 2.0 billion for the year ended December 31, 2012. Non-controlling interest is not a significant contributor to net income for Banco de Occidente, responsible for only 0.4% of net income before non-controlling interest for the year ended December 31, 2012.

Banco Popular

Net income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	1,613.2	1,403.2	210.0	15.0
Total interest expense	(554.9)	(417.8)	137.1	32.8
Net interest income	1,058.3	985.4	72.9	7.4
Total (provisions) / reversals, net	(90.7)	(67.3)	23.4	34.8
Total fees and other services income, net	145.0	150.7	(5.7)	(3.8)
Total other operating income	48.9	51.8	(2.9)	(5.7)
Total operating income	1,161.6	1,120.7	40.9	3.6
Total operating expenses	(669.2)	(623.2)	46.0	7.4
Net operating income	492.4	497.5	(5.1)	(1.0)
Total non-operating income (expense), net	77.1	57.2	19.9	34.8
Income before income tax expense and non-controlling interest	569.5	554.7	14.8	2.7
Income tax expense	(187.7)	(177.5)	10.2	5.8
Income before non-controlling interest	381.8	377.2	4.6	1.2
Non-controlling interest	(3.8)	(5.0)	(1.1)	(22.8)
Net income attributable to shareholders	377.9	372.2	5.7	1.5

Banco Popular’s net income attributable to its shareholders increased by 1.5% to Ps 377.9 billion for the year ended December 31, 2012. This increase was mainly due to an increase in net interest income, offset in part by an increase in total operating expenses and an increase total net provision expense.

Net interest income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,415.7	1,215.4	200.3	16.5
Interest on investment securities	141.9	141.6	0.2	0.2
Interbank and overnight funds	18.7	16.2	2.5	15.1
Financial leases	37.0	30.0	7.0	23.4
Total interest income	1,613.2	1,403.2	210.0	15.0
Interest expense:
Checking accounts	(23.8)	(8.4)	15.4	183.3
Time deposits	(129.1)	(89.7)	39.4	43.9
Savings deposits	(237.6)	(205.2)	32.4	15.8
Total interest expense on deposits	(390.5)	(303.3)	87.2	28.7
Borrowing from banks and others	(37.3)	(15.3)	22.0	143.6
Interbank and overnight funds (expenses)	(8.0)	(6.7)	1.3	19.6
Long-term debt (bonds)	(119.1)	(92.4)	26.6	28.8
Total interest expense	(554.9)	(417.8)	137.1	32.8
Net interest income	1,058.3	985.4	72.9	7.4

Banco Popular’s net interest income grew by 7.4%, or Ps 72.9 billion, from Ps 985.4 billion for the year ended December 31, 2011 to Ps 1,058.3 billion for the year ended December 31, 2012. This increase was driven primarily by a Ps 210.0 billion increase in total interest income, Ps 207.3 billion of which was attributable to an increase in interest income from loans and financial leases. The increase in total interest income was partially offset by an increase in total interest expense of Ps 137.1 billion.

Interest income from loans and financial leases increased by 16.6%, or Ps 207.3 billion, to Ps 1,452.7 billion for the year ended December 31, 2012. Banco Popular’s average interest earning loans and financial leases portfolio grew by 18.2%, or Ps 1,674.3 billion, to Ps 10,867.4 billion, resulting in a Ps 228.6 billion increase in interest income from loans and financial leases. The balance of consumer loans and commercial loans increased by Ps 805.4 billion and Ps 693.7 billion, respectively. Partially offsetting this increase was a slight decrease in the average yield of loans and financial leases from 13.5% for the year ended December 31, 2011 to 13.4% for the year ended December 31, 2012, which resulted in a Ps 21.3 billion decrease in interest income from loans and financial leases.

Interest income from investment securities remained basically unchanged increasing by 0.2% to Ps 141.9 billion for the year ended December 31, 2012. The fixed income portfolio generated Ps 139.9 billion of interest income from investment securities, accounting for 98.6% of Banco Popular’s earnings on investment securities for the year ended December 31, 2012. This interest income was 1.0%, or Ps 1.4 billion, higher than the Ps 138.5 billion of income generated by fixed income securities for the year ended December 31, 2011. Partially offsetting the increase generated by the fixed income portfolio was Banco Popular’s equity portfolio which generated the remaining Ps 2.0 billion, or 1.4%, of income from investment securities for the year ended December 31, 2012. This interest income was Ps 1.2 billion lower than the Ps 3.2 billion of income generated by the equity portfolio for the year ended December 31, 2011.

Interest income from interbank and overnight funds increased by Ps 2.5 billion to Ps 18.7 billion for the year ended December 31, 2012 mainly driven by an increase in the average balance of interbank and overnight funds from Ps 150.9 billion as of December 31, 2011 to Ps 247.7 billion as of December 31, 2012.

As a result of an increasing rate environment, where the average DTF increased by 115 basis points from 4.21% for the year ended December 31, 2011 to 5.35% for the year ended December 31, 2012, the average yield earned on interest-earning assets increased from 11.6% for the year ended December 31, 2011 to 12.1% for the year ended December 31, 2012.

Total interest expense increased by Ps 137.1 billion to Ps 554.9 billion for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This increase was explained by a Ps 39.4 billion increase in time deposits’ interest expense, a Ps 32.4 billion increase in savings deposits’ interest expense, a Ps 26.6 billion increase in long-term debt’s interest expense, a Ps 22.0 billion increase in borrowings from banks and others’ interest expense and a Ps 15.4 billion increase in checking accounts’ interest expense.

The Ps 39.4 billion increase in interest expense on time deposits was driven by an increase in the average interest rate paid on those deposits which increased from 5.0% for the year ended December 31, 2011 to 6.2% for the year ended December 31, 2012 and due to an increase in the average balance of time deposits from Ps 1,802.7 billion to Ps 2,068.9 billion. The increase of 126 basis points in the cost of these funds, which contributed with an increase of Ps 22.8 billion in interest expense, was mainly a result of the above-mentioned increasing rate environment. The increase in the average balance of time deposits contributed with the additional increase of Ps 16.6 billion of interest expense in time deposits.

The increase in interest expense on saving deposits of Ps 32.4 billion was driven by an increase in the average interest rate paid for savings deposits which increased from 3.4% for the year ended December 31, 2011 to 4.0% for the year ended December 31, 2012.  The increase in the interest rate paid was, as in the case of the time deposits, consistent with an increasing interest-rate environment and resulted in a Ps 32.4 billion increase in interest expense. The average balance of saving deposits remained basically unchanged between the year ended December 31, 2011 and the year ended December 31, 2012 at 5,950.0 billion.

The Ps 26.6 billion increase in interest expense on long-term debt was driven by a 18.5%, or Ps 267.9 billion, increase in the average balance of long-term debt to Ps 1,718.1 billion for the year ended December 31, 2012, which resulted in a Ps 18.6 billion increase in interest expense paid on long-term debt and to a 56 basis points increase in the average interest rate paid from 6.4% for the period ended December 31, 2011 to 6.9% for the period ended December 31, 2012, and resulted in a Ps 8.1 billion increase in interest expense. The increase in the interest rate paid was also consistent with an increasing interest-rate environment.

The increase in interest expense on borrowings from banks and others of Ps 22.0 billion was driven by a 50.8% increase in the average balance borrowings from banks and others to Ps 566.3 billion for the year ended December 31, 2012, which resulted in a Ps 15.9 billion increase in interest expense, and to an increase in the average interest rate paid from 4.1% for the period ended December 31, 2011 to 6.6% for the period ended December 31, 2012, and resulted in a Ps 6.1 billion increase in interest expense. The increase in the interest rate paid was consistent with an increasing interest-rate environment.

The Ps 15.4 billion increase in interest expense on checking accounts was driven by a 69.2%, or Ps 135.1 billion, increase in the average balance of checking accounts to Ps 330.4 billion for the year ended December 31, 2012, resulting in a Ps 9.7 billion increase in interest expense and an increase in the average interest rate paid from 4.3% for the period ended December 31, 2011 to 7.2% for the period ended December 31, 2012, and resulted in a Ps 5.7 billion increase in interest expense. The increase in the interest rate paid was consistent with an increasing interest-rate environment.

The average rate paid on interest-bearing liabilities increased from 4.2% for the year ended December 31, 2011 to 5.2% for the year ended December 31, 2012.

While average total interest-earning assets for the year ended December 31, 2012 compared to the year ended December 31, 2011 increased by 10.3% or Ps 1,251.6 billion, the increase in net interest income between the same periods was 7.4% affected by the increase in the cost of funding and the decrease in yields on loans and financial leases. This resulted in a tightening of the net interest margin from 8.1% for the year ended December 31, 2011 to 7.9% for the year ended December 31, 2012. Showing a similar tendency, the interest spread between the average rate on loans and financial leases and the average rate paid on Deposits decreased from 9.7% to 8.7%.

Provisions

Total net provisions increased by Ps 23.4 billion to Ps 90.7 billion for the year ended December 31, 2012, driven primarily by a Ps 9.0 billion increase in net provisions for loans and financial leases to Ps 99.0 billion. The increase in the net provision for loan and financial lease losses is mainly due to an increase in the average volume of loans and not due to a decrease in the credit quality of the Bank, as Banco Popular’s delinquency ratio remained basically unchanged at 2.1% as of December 31, 2011 and 2012.

Charge-offs showed an increase from Ps 51.9 billion for the year ended December 31, 2011 to Ps 57.8 billion for the year ended December 31, 2012. Banco Popular’s charge-offs to average loans and financial leases ratio decreased from an annualized 0.6% for the year ended December 31, 2011 to 0.5% for the year ended December 31, 2012. Since Banco Popular’s net provisions for loan and financial lease losses increased, in absolute terms, more than the amount increased by its charge-offs, the allowance for loan and financial lease losses increased from Ps 389.3 billion as of December 31, 2011 to Ps 430.1 billion as of December 31, 2012. Banco Popular’s coverage over its past due loans closed at 172.4% as of December 31, 2012. The coverage ratio at December 31, 2011 was 184.3%.

Net provisions for accrued interest and other receivables increased by Ps 8.5 billion to a net expense of Ps 4.5 billion as of December 31, 2012 from a net recovery of Ps 3.9 billion as of December 31, 2011 due to a combination of lesser reversals of provisions of Ps 7.1 billion and higher provision expense of Ps 1.4 billion.

Net provisions for foreclosed assets and other assets increased by Ps 3.5 billion to a net expense of Ps 2.8 billion as of December 31, 2012 from a net recovery of Ps 0.7 billion as of December 31, 2011 due to a combination of lesser reversals of provisions of Ps 2.1 billion and higher provision expense of Ps 1.4 billion.

The recovery of charged-off assets decreased between the year ended December 31, 2011 and the year ended December 31, 2012 by Ps 2.4 billion to Ps 15.7 billion.

Total fees and other services income, net

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	83.6	88.8	(5.3)	(5.9)
Branch network services	–	–	–	–
Credit card merchant fees	6.1	5.4	0.7	12.4
Checking fees	3.7	4.1	(0.4)	(8.6)
Warehouse services	62.2	61.1	1.1	1.8
Fiduciary activities	13.8	11.8	2.0	16.8
Pension plan administration	0.7	1.1	(0.4)	(36.8)
Others	10.0	10.7	(0.7)	(6.5)
Total fees and other services income	180.0	182.9	(2.9)	(1.6)
Fees and other services expenses	(35.0)	(32.2)	2.8	8.5
Total fees and other services income, net	145.0	150.7	(5.7)	(3.8)

Total net fees and other services income decreased by 3.8%, or Ps 5.7 billion, to Ps 145.0 billion for the year ended December 31, 2012. This decrease was primarily due to a Ps 5.3 billion decrease in commissions from banking services to Ps 83.6 billion and a Ps 2.8 billion increase in total fees and other services expenses to Ps 35.0 billion. Partially offsetting these was a Ps 2.0 billion increase in fees from fiduciary activities.

The Ps 5.3 billion decrease in commissions from banking services was mainly due to a Ps 2.6 billion decrease in commissions charged on ATM transactions and a Ps 1.2 billion decrease on management fees charged on debit card transactions. Additionally, during 2011, Banco Popular had Ps 1.5 billion in income from capital markets services.

Other operating income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(0.6)	0.3	(0.8)	(305.5)
Gains on derivative operations, net	0.1	0.0	0.1	2,053.7
Gains on sales of investments in equity securities, net	(0.0)	–	(0.0)	–
Income from non-financial sector, net	4.4	7.9	(3.5)	(44.4)
Dividend income	31.5	31.6	(0.1)	(0.2)
Other	13.4	12.0	1.4	11.3
Total other operating income	48.9	51.8	(2.9)	(5.7)

Total other operating income decreased by 5.7%, or Ps 2.9 billion, to Ps 48.9 billion for the year ended December 31, 2012. This decrease was primarily a result of a Ps 3.5 billion decrease in net income from non-financial sector interests, (corresponding to income contributed by Inca S.A., a subsidiary of  which Banco Popular owns approximately 44.6%), and a Ps 0.7 billion decrease in net foreign exchange and derivative operations. Partially offsetting these decreases was a Ps 1.4 billion increase in “other” income.

Operating expenses

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(259.3)	(244.9)	14.4	5.9
Bonus plan payments	(3.9)	(4.8)	(0.9)	(18.8)
Termination payments	(0.4)	(0.2)	0.2	100.8
Administrative and other expenses	(350.2)	(321.5)	28.8	8.9
Deposit security, net	(29.5)	(27.2)	2.4	8.8
Charitable and other donation expenses	(1.4)	(1.6)	(0.2)	(13.8)
Depreciation	(24.5)	(23.1)	1.3	5.8
Goodwill amortization	–	–	–	–
Total operating expenses	(669.2)	(623.2)	46.0	7.4

Total operating expenses increased by 7.4% to Ps 669.2 billion for the year ended December 31, 2012 versus the year ended December 31, 2011. Administrative and other expenses increased by Ps 28.8 billion to Ps 350.2 billion, principally driven by the organic growth of the business and particularly due to Banco Popular’s larger loan and financial lease portfolio. Salaries and employee benefits increased by Ps 14.4 billion to Ps 259.3 billion, which was partially explained by the increase in headcount from 6,414 at December 31, 2011 to 6,674 at December 31, 2012. On a per capita basis, salaries and employee benefits increased by 1.8%. Banco Popular’s efficiency ratio worsened slightly from 50.5% at December 31, 2011 to 51.5% at December 31, 2012 as operating income before provisions grew less than operating expenses. The annualized ratio of operating expenses before depreciation and amortization as a percentage of average earning assets improved from 5.0% for the year ended December 31, 2011 to 4.8% for the year ended December 31, 2012.

Non-operating income (expense)

Total net non-operating income (expense) increased by Ps 19.9 billion to Ps 77.1 billion for the year ended December 31, 2012, mainly driven by a Ps 13.0 billion one-time adjustment to the value of Inca Fruenhauf S.A., a consolidated entity of Banco Popular which prior to 2012 was registered at historical cost and in 2012 was subject to an impairment.

Income tax expense

Income tax expense for Banco Popular increased by Ps 10.2 billion to Ps 187.7 billion for the year ended December 31, 2012. This increase was primarily due to higher income before income tax expense and non-controlling interest. Banco Popular’s effective tax rate, calculated before non-controlling interest, increased from 32.0% for the year ended December 31, 2011 to 33.0% for the year ended December 31, 2012 due to an increase in non-tax deductible expenses and a decrease in non-taxable income.

Non-controlling interest

Banco Popular’s non-controlling interest decreased by Ps 1.1 billion to Ps 3.8 billion. Non-controlling interest is not a significant contributor to net income for Banco Popular, responsible for only 1.0% of net income before non-controlling interest for the year ended December 31, 2012.

Banco AV Villas

Net income
	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	868.5	717.6	150.9	21.0
Total interest expense	(254.2)	(169.0)	85.2	50.4
Net interest income	614.3	548.6	65.7	12.0
Total (provisions) / reversals, net	(88.0)	(33.4)	54.6	163.4
Total fees and other services income, net	159.4	151.2	8.3	5.5
Total other operating income	4.2	3.4	0.9	25.5
Total operating income	690.0	669.7	20.2	3.0
Total operating expenses	(455.7)	(436.0)	19.8	4.5
Net operating income	234.3	233.8	0.5	0.2
Total non-operating income (expense), net	16.2	7.1	9.2	129.8
Income before income tax expense and non-controlling interest	250.5	240.8	9.7	4.0
Income tax expense	(78.0)	(75.4)	2.6	3.4
Income before non-controlling interest	172.5	165.5	7.1	4.3
Non-controlling interest	(0.2)	(0.2)	(0.0)	(9.4)
Net income attributable to shareholders	172.3	165.2	7.1	4.3

Banco AV Villas’ net income attributable to its shareholders increased by 4.3%, or Ps 7.1 billion, to Ps 172.3 billion for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The increase was primarily due to an increase in net interest income, in total fees and other service income, net and in non-operating income (expense) net, offset in part by an increase in total net provisions and an increase in operating expenses.

Net interest income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	732.1	600.7	131.3	21.9
Interest on investment securities	128.5	111.9	16.6	14.8
Interbank and overnight funds	7.9	4.9	3.0	60.6
Financial leases	–	–	–	–
Total interest income	868.5	717.6	150.9	21.0
Interest expense:
Checking accounts	(2.4)	(0.7)	1.8	265.6
Time deposits	(129.2)	(91.6)	37.6	41.0
Savings deposits	(87.1)	(55.1)	31.9	57.9
Total interest expense from deposits	(218.7)	(147.4)	71.3	48.3
Borrowing from banks and others	(6.9)	(6.8)	0.1	2.0
Interbank and overnight funds (expenses)	(28.6)	(14.8)	13.8	93.3
Long-term debt (bonds)	–	–	–	–
Total interest expense	(254.2)	(169.0)	85.2	50.4
Net interest income	614.3	548.6	65.7	12.0

Banco AV Villas’ net interest income increased by 12.0%, or Ps 65.7 billion, from Ps 548.6 billion for the year ended December 31, 2011 to Ps 614.3 billion for the year ended December 31, 2012. This increase was primarily driven by a Ps 150.9 billion increase in total interest income, Ps 131.3 billion of which was attributable to an increase in interest income from loans. Total interest income was partially offset by an increase in total interest expense of Ps 85.2 billion.

Interest earned on loans increased by 21.9%, or Ps 131.3 billion, to Ps 732.1 billion for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The increase in interest earned on loans was due to a 16.0%, or Ps 739.6 billion, increase in Banco AV Villas’ average interest bearing loan portfolio to Ps 5,355.7 billion as of December 31, 2012, which resulted in an increase of Ps 101.1 billion in interest income on loans. The balance of consumer loans, mortgage loans and commercial loans increased by Ps 572.5 billion, Ps 124.5 billion and Ps 105.0 billion, respectively. Also contributing to the increase in interest earned on loans was a 66 basis points increase in the average yield for loans from 13.0% for the year ended December 31, 2011 to 13.7% for the year ended December 31, 2012 contributing with an increase of Ps 30.2 billion in interest income on loans. The change in the average yield was the result of a change in the mix in the loan and financial lease portfolio as consumer loans as a proportion of total gross loans increased from 44.2% as of December 31, 2011 to 48.0% as of December 31, 2012. Commercial loans as an aggregate proportion of total gross loans, and which in comparison to consumer loans have a lower yield, decreased from 41.9% as of December 31, 2011 to 38.0% as of December 31, 2012.

Interest income from investment securities increased by 14.8%, or Ps 16.6 billion, to Ps 128.5 billion for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The fixed income portfolio generated Ps 128.2 billion, or 99.8%, of Banco AV Villas’ earnings on investment securities for the year ended December 31, 2012 while the equity portfolio generated Ps 0.2 billion or 0.2% of total earnings from investment securities. The increase in interest income from investment securities was a result of a higher average of the investment portfolio, which increased by Ps 171.3 billion or 10.1%, and a higher yield on investments from 6.6% for the year ended December 31, 2011 to 6.9% for the year ended December 31, 2012.

The average yield earned on interest-earning assets increased from 11.2% for the year ended December 31, 2011 to 11.7% for the year ended December 31, 2012, mainly driven by the increase in the average yield on loans described above.

Total interest expense increased by 50.4%, or Ps 85.2 billion, to Ps 254.2 billion for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This increase was mainly driven by a Ps 37.6 billion increase in time deposits’ interest expense, a Ps 31.9 billion increase in savings deposits’ interest expense and a Ps 13.8 billion increase in interbank and overnight funds interest expense.

The Ps 37.6 billion increase in interest expense on time deposits was driven by an increase in the average interest rate paid which increased from 4.4% for the year ended December 31, 2011 to 5.5% for the year ended December 31, 2012 and by an increase in the average balance of time deposits from Ps 2,077.5 billion to Ps 2,335.1 billion. The increase of 112 basis points in the cost of these funds, which resulted in an increase of Ps 23.3 billion in interest expense from time deposits, was mainly a result of an increase of 115 basis points in the average DTF rate from 4.21% for the year in December 31, 2011 to 5.35% for the year ended December 2012. The increase in the average balance of time deposits contributed with an additional Ps 14.3 billion increase in interest expense.

The increase in interest expense on saving deposits of Ps 31.9 billion was driven by a 66 basis points increase in the average interest rate paid from 1.9% for the period ended December 31, 2011 to 2.6% for the period ended December 31, 2012, and resulted in a Ps 19.2 billion increase in interest expense from saving deposits. Also contributing to the increase in interest expense was a 17.1%, or Ps 495.9 billion, increase in the average balance of saving deposits to Ps 3,399.6 billion for the year ended December 31, 2012, which resulted in a Ps 12.7 billion increase in interest expense. As in the case of time deposits, increase in the cost of saving deposits was driven by an increasing rate environment.

The Ps 13.8 billion increase in interest expense on interbank and overnight funds was driven by an increase in the average balance of interbank and overnight funds from Ps 409.6 billion to Ps 582.9 billion resulting in a Ps 8.5 billion increase in interest expense. Also contributing to the increase in interest expense was the increase in the average interest rate paid on those funds which increased from 3.6% for the year ended December 31, 2011 to 4.9% for the year ended December 31, 2012, resulting in an increase of Ps 5.3 billion in interest expense.

The average rate paid on interest-bearing liabilities increased from 3.0% for the year ended December 31, 2011 to 3.9% for the year ended December 31, 2011, which was consistent with the above-mentioned increasing rate environment.

While the average total interest-earning assets for the year ended December 31, 2012 compared to the year ended December 31, 2011 increased by 15.0% or Ps 965.6 billion, net interest income increased at a slower pace (12.0%). Net interest margin for the period ended December 31, 2012 was 8.3%, showing a slight deterioration from the 8.5% of the year ended December 31, 2011, but still remained at a very competitive level. Also showing a slight deterioration was the interest spread between the yield earned on loans and the cost of deposits, which decreased from 10.1% in 2011 to 9.9% in 2012.

Provisions

Total net provisions increased Ps 54.6 billion from Ps 33.4 billion for the year ended December 31, 2011 to Ps 88.0 billion for the year ended December 31, 2012. The increase was primarily driven by a Ps 41.6 billion increase in net provisions for loan losses, from Ps 67.6 billion for the year ended December 31, 2011 to Ps 109.2 billion for the year ended December 31, 2012. The increase in the net provision for loan losses was primarily due to an increase in the average volume of loans and not due to a decrease in the credit quality of the Bank, as Banco AV Villas’ delinquency remained practically unchanged and closed at 3.7% as of December 31, 2012.

Charge-offs increased from Ps 79.4 billion for the year ended December 31, 2011 to Ps 101.6 billion for the year ended December 31, 2012 and the ratio of charge-offs to average loans showed a slight increase from 1.7% to 1.9% as of December 31, 2011 and 2012, respectively. Since Banco AV Villas’ net provisions for loan and financial lease losses increased, in absolute terms, more than the amount increased by its charge-offs, the allowance for loan losses increased from Ps 243.7 billion as of December 31, 2011 to Ps 251.2 billion as of December 31, 2012. As of December 31, 2012 Banco AV Villas had sufficient coverage over its past due loans with a ratio of 116.9%.

The recovery of charged-off assets decreased between the year ended December 31, 2011 and the year ended December 31, 2012 by Ps 13.1 billion to Ps 27.1 billion due to a decrease in the volume of charged-off loans subject to recovery.

Net provisions for foreclosed assets and other assets increased by Ps 0.3 billion to a net recovery of Ps 0.8 billion for the year ended December 31, 2012 due to a combination of lesser provision expense of Ps 0.6 billion and lesser reversals of provisions of Ps 0.8 billion.

Net provisions for accrued interest and other receivables decreased by Ps 0.4 billion to a net expense of Ps 6.7 billion for the year ended December 31, 2012 from Ps 7.1 billion for the same period in 2011.

Total fees and other services income, net

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	149.8	143.8	6.0	4.2
Branch network services	-	-	-	-
Credit card merchant fees	13.6	11.1	2.5	22.5
Checking fees	7.9	4.2	3.7	89.4
Warehouse services	-	-	-	-
Fiduciary activities	-	-	-	-
Pension plan administration	-	-	-	-
Other	45.3	39.7	5.6	14.1
Total fees and other services income	216.5	198.7	17.8	9.0
Fees and other services expenses	(57.1)	(47.5)	9.6	20.2
Total fees and other services income, net	159.4	151.2	8.3	5.5

Total fees and other services income, net increased by 5.5% or Ps 8.3 billion, to Ps 159.4 billion for the year ended December 31, 2012. This was primarily due to a Ps 6.0 billion increase in commissions from banking services, a Ps 5.6 billion increase in “other” fees which includes fees received from social security payments, a Ps 3.7 billion increase in checking fees, and a Ps 2.5 billion increase in credit card and merchant fees. This was partially offset by a Ps 9.6 billion increase in fees and other services expenses.

Other operating income

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(0.5)	0.6	(1.1)	(189.3)
Gains on derivative operations, net	1.5	(0.3)	1.8	702.5
Gains on sales of investments in equity securities, net	-	-	-	-
Income from non-financial sector, net	-	-	-	-
Dividend income	3.3	3.0	0.2	8.0
Other	0.0	0.0	0.0	5.6
Other operating income	4.2	3.4	0.9	25.5

Total other operating income increased by 25.5% or Ps 0.9 billion to Ps 4.2 billion for the year ended December 31, 2012. This increase was mainly driven by an increase in net foreign exchange and derivatives operations.

Operating expenses

	Year ended December 31,		Change, December 2012 vs. December 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(152.5)	(144.9)	7.7	5.3
Bonus plan payments	(1.2)	(1.9)	(0.7)	(36.2)
Termination payments	(0.4)	(1.4)	(1.0)	(69.9)
Administrative and other expenses	(263.7)	(247.7)	16.0	6.4
Deposit security, net	(15.5)	(16.5)	(1.0)	(5.8)
Charitable and other donation expenses	(0.8)	(4.0)	(3.3)	(81.3)
Depreciation	(21.6)	(19.6)	2.0	10.4
Goodwill amortization	-	-	-	-
Total operating expenses	(455.7)	(436.0)	19.8	4.5

Total operating expenses for the year ended December 31, 2012 increased by 4.5% or Ps 19.8 billion to Ps 455.7 billion. Administrative and other expenses increased by Ps 16.0 billion to Ps 263.7 billion, principally driven by the organic growth of the business and particularly due to Banco AV Villas’ larger loan portfolio. Salaries and employee benefits increased by Ps 7.7 billion, or 5.3%, to Ps 152.5 billion, which was partially explained by the growth in the number of Banco AV Villas’ employees from 6,160 on December 31, 2011 to 6,211 on December 31, 2012. On a per capita basis, salary and employee benefits increased by 4.4%. Charitable and other donation expenses decreased by Ps 3.3 billion, due to a one time Ps 4.0 billion donation made by Banco AV Villas for the benefit of the victims of the floods in Colombia during 2011. As Banco AV Villas’  total operating expenses before depreciation and amortization grew by 4.5%, while its operating income before net provisions increased by 10.6%, Banco Av Villas’ efficiency ratio improved at December 31, 2012 as compared to December 31, 2011, decreasing from 59.2% to 55.8%. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average interest-earning assets also showed an improvement from 6.5% for the year ended December 31, 2011 to 5.9% for the year ended December 31, 2012.

Non-operating income (expense)

Total non-operating income (expense) increased by Ps 9.2 billion to Ps 16.2 billion for the year ended December 31, 2012. This increase was driven by a Ps 5.9 billion increase in non-operating income and a decrease of Ps 3.2 billion in non-operating expenses. The increase in income during the year ended December 31, 2012 was mainly due to a Ps 4.9 billion increase in recoveries from provisions from other assets and a Ps 1.6 billion gain on the sale of foreclosed assets.

Income tax expense

Income tax expense increased by Ps 2.6 billion to Ps 78.0 billion for the year ended December 31, 2012. This was primarily due to higher income before income tax expense and non-controlling interest. The effective tax rate decreased from 31.3% for the year ended December 31, 2011 to 31.1% for the year ended December 31, 2012.

Non-controlling interest

Banco AV Villas’ non-controlling interest, responsible for only 0.1% of its net income before non-controlling interest for the year ended December 31, 2012, remained basically unchanged at Ps 0.2 billion for years ended December 31, 2011 and 2012. Banco AV Villas’ non-controlling interest reflects other Grupo Aval banks’ ownership in A Toda Hora S.A.

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

Banco de Bogotá’s results of operations in 2011 include 12 months of BAC Credomatic operations whereas the 2010 results include only one month of BAC Credomatic operations. In order to provide a meaningful comparison, we present in the following tables information that shows “Banco de Bogota consolidated”, “Banco de Bogotá consolidated excluding LB Panama” and “ LB Panama’s” results. “Banco de Bogotá consolidated excluding LB Panama” is the result of subtracting “LB Panama” results from “Banco de Bogotá consolidated” results.

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

Net interest income

	Year ended December 31,		Change, 2011 vs. 2010
	2011	2010	#	%
	(in Ps billions)
Interest income:
Interest on loans	3,618.6	2,040.9	1,577.6	77.3
Interest on investment securities	552.2	1,156.7	(604.5)	(52.3)
Interbank and overnight funds	98.2	67.8	30.3	44.7
Financial leases	127.0	80.1	46.9	58.6
Total interest income	4,395.9	3,345.6	1,050.3	31.4
Interest expense:
Checking accounts	(66.0)	(22.4)	43.6	194.3
Time deposits	(571.7)	(374.0)	197.8	52.9
Savings deposits	(421.7)	(290.4)	131.3	45.2
Total interest expense from deposits	(1,059.4)	(686.8)	372.7	54.3
Borrowing from banks and others	(204.0)	(62.2)	141.9	228.1
Interbank and overnight funds (expenses)	(111.1)	(86.6)	24.5	28.3
Long-term debt (bonds)	(84.6)	(66.6)	18.1	27.1
Total interest expense	(1,459.2)	(902.1)	557.1	61.8
Net interest income	2,936.7	2,443.5	493.2	20.2

	Banco de Bogotá excl. LB Panama				LB Panama (1)
	Year ended December 31,		Change, 2011 vs. 2010		Year ended December 31,		Change, 2011 vs. 2010
	2011	2010	#	%	2011	2010	#
	(in Ps billions)				(in Ps billions)
Interest income:
Interest on loans	2,299.5	1,929.5	370.0	19.2	1,319.0	111.4	1,207.6
Interest on investment securities	499.4	1,152.6	(653.3)	(56.7)	52.8	4.1	48.7
Interbank and overnight funds	75.2	65.9	9.3	14.0	23.0	1.9	21.1
Financial leases	106.9	78.5	28.4	36.1	20.1	1.6	18.6
Total interest income	2,981.0	3,226.6	(245.7)	(7.6)	1,415.0	119.0	1,296.0
Interest expense:
Checking accounts	(36.4)	(22.4)	14.0	62.4	(29.6)	–	29.6
Time deposits	(406.8)	(358.9)	48.0	13.4	(164.9)	(15.1)	149.8
Savings deposits	(390.2)	(285.2)	105.0	36.8	(31.5)	(5.2)	26.3
Total interest expense from deposits	(833.5)	(666.5)	167.0	25.1	(226.0)	(20.3)	205.7
Borrowing from banks and others	(120.7)	(55.7)	65.0	116.7	(83.4)	(6.5)	76.9
Interbank and overnight funds (expenses)	(104.1)	(86.2)	17.9	20.8	(7.0)	(0.4)	6.6
Long-term debt (bonds)	(65.9)	(64.8)	1.1	1.7	(18.7)	(1.8)	17.0
Total interest expense	(1,124.1)	(873.2)	250.9	28.7	(335.1)	(29.0)	306.2
Net interest income	1,856.9	2,353.5	(496.6)	(21.1)	1,079.8	90.0	989.8

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

The increase generated in Banco de Bogotá’s operations excluding LB Panama primarily reflected a 23.7%, or Ps 4,883.6 billion growth of the combined average of the loans and financial leases portfolios from Ps 20,638.2 billion in 2010 to Ps 25,521.9 billion in 2011, which increased interest income by Ps 440.8 billion. Partly offsetting this increase was a decrease in the annualized yield on loans and financial leases of Banco de Bogotá’s operations excluding LB Panama from 9.7% in the year ended December 31, 2010 to 9.4% in the same period in 2011, which decreased interest income from loans and financial leases by Ps 42.4 billion. The decrease in the yield on loans and financial leases in Banco de Bogotá’s operations excluding LB Panama primarily reflects a declining interest rate environment in the second half of 2010 and early 2011 together with the strong growth of our loan portfolio during 2011. The average interest yield on loans and financial leases for Banco de Bogotá excluding LB Panama was 10.0% during the last quarter of 2011. The reasons for the decrease in the average yield on loans and financial leases are further discussed under “—Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Grupo Aval—Net interest income.”

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

Provisions

Total net provisions decreased by 77.2% to Ps 139.0 billion in the year ended December 31, 2011, driven primarily by a Ps 613.4 billion decrease in net provisions for foreclosed assets and other assets. This decrease was driven by a Ps 306.9 billion decrease in provision expense and a Ps 306.5 billion increase in recovery of provisions in the year ended December 31, 2011. These changes are associated with Corficolombiana’s gross provision made during 2010 for covering risk associated with potential future fluctuations on the share price of its equity investment and the gross provision made during 2010 on its investment in SIE, both provisions were reversed during 2011 (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana—Provisions”).

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

The 11.9% (9.6% in Banco de Bogota’s operations excluding LB Panama) increase in pension plan administration fees is mainly as a result of higher fee income produced by Porvenir consisting of commissions earned on the administration of mandatory pension funds, severance funds, voluntary pension funds and third-party liability pension funds, further explained in “—Banco de Bogotá subsidiary analysis—Porvenir—Net income.”

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

The increase in dividend income of Ps 34.6 billion was mainly attributable to dividend income from Promigas, a non-consolidated company of Corficolombiana which in 2010 was classified as “trading” and thus its dividend income was registered as interest income from investment securities (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Partially offsetting the increase in other operating income was a Ps 70.3 billion decrease in gains on sales of equity securities, resulting from Corficolombiana’s gains from the sale of part of its stake in Banco de Occidente and Proenergía in 2010 (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana—Other operating income”).

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

The increase in total operating expenses primarily reflected a 74.4% or Ps 455.7 billion and a 56.8% or Ps 550.3 billion increase in salaries and employee benefits, and administrative and other expenses, respectively. Salaries and employee benefits from Banco de Bogotá’s operations excluding LB Panama increased by 7.0% or Ps 40.4 billion to Ps 617.0 billion in the year ended December 31, 2011 due to an increase in personnel, while administrative and other expenses grew by 13.6% or Ps 122.9 billion to Ps 1,027.8 billion in the year ended December 31, 2011 due primarily to additional costs associated with growth of Banco de Bogotá’s loan portfolio and the increase in the Equity Tax (further explained in “Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Grupo Aval—Net interest income”). LB Panama’s salaries and employee benefits and administrative and other expenses totaled Ps 451.0 billion and Ps 490.7 billion, respectively, for the year ended December 31, 2011.

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

Non-operating income (expense)

Total non-operating income (expense) decreased by Ps 27.5 from Ps 96.0 billion to Ps 68.5 billion in the year ended December 31, 2011 due to a decrease in reversals associated with LB Panama (further explained in “——Banco de Bogotá subsidiary analysis—LB Panama”).

Income tax expense

Income before income tax expense and non-controlling interest increased 26.5% from Ps 1,908.3 billion for the year ended December 31, 2010 to Ps 2,413.1 billion for the year ended December 31, 2011. Income tax expense, in turn, increased by 44.5% to Ps 737.2 billion for the year ended December 31, 2011. Accordingly, Banco de Bogotá’s effective tax rate increased from 26.7% for the year ended December 31, 2010 to 30.5% for the year ended December 31, 2011, due to an increase in non-tax deductible expenses in Banco de Bogotá’s operations excluding LB Panama, such as the increase in the Equity Tax (further explained in “Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Grupo Aval”), and a higher effective tax rate of 30.9% in LB Panama’s operations.

Non-controlling interest

Banco de Bogotá’s non-controlling interest increased by Ps 46.8 billion, or 9.7%, in the year ended December 31, 2011. The increase in non-controlling interest was primarily a result of Corficolombiana achieving better results in the year ended December 31, 2011 as compared to the same period in 2010 (Ps 608.1 billion as compared to Ps 564.8 billion, respectively) as further described in “—Banco de Bogotá subsidiary analysis—Corficolombiana.”

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

Corficolombiana’s equity portfolio generated Ps 5.0 billion in income in the year ended December 31, 2011, which represented a 99.2% decrease from the Ps 616.3 billion yielded in the year ended December 31, 2010. The primary reason for the decrease was the fact that in the year ended December 31, 2010 Corficolombiana recorded a Ps 199.1 billion gain associated with its investment in Sociedad de Inversiones en Energía S.A., or “SIE,” the majority of which was related to the reclassification of SIE in February 2010 from “available for sale” to “trading,” while in the year ended December 31, 2011 Corficolombiana recorded a Ps 34.7 billion mark-to-market loss from this investment. This investment was sold in October 2011.

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

Income tax expense

Income tax expense increased by Ps 46.3 billion to Ps 150.5 billion for the year ended December 31, 2011. This increase was primarily due to higher income before income tax expense and non-controlling interest. Corficolombiana’s effective tax rate, calculated before non-controlling interest, increased from 14.2% for the year ended December 31, 2010 to 18.0% for the year ended December 31, 2011, primarily due to an increase in non-tax deductible expenses such as the Equity Tax (further explained in “Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Grupo Aval”).

Porvenir

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

Income tax expense

Income tax expense increased by 6.4% to Ps 88.5 billion for the year ended December 31, 2011. This increase was primarily due to higher income before income tax expense and non-controlling interest. Porvenir’s effective tax rate, calculated before non-controlling interest, increased from 34.3% for the year ended December 31, 2010 to 36.4% for the year ended December 31, 2011, primarily due to an increase in non-tax deductible expenses such as the Equity Tax (further explained in “Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Grupo Aval.”

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

Banco de Occidente’s net interest income increased by 12.7% from Ps 946.7 billion for the year ended December 31, 2010 to Ps 1,067.2 billion for the year ended December 31, 2011. This increase was primarily driven by a 15.4% increase in the interest earned on loans and financial leases to Ps 1,386.3 billion for the year ended

December 31, 2011. A 17.8% growth of Banco de Occidente’s average loan and financial lease portfolio to Ps 12,674.7 billion on December 31, 2011 resulted in a Ps 196.1 billion increase in interest income from loans and financial leases over the same period. Partially offsetting this increase was the decrease in average yield on loans and financial leases from 11.2% for the year ended December 31, 2010 to 10.9% for the same period in 2011, which resulted in a Ps 11.3 billion decrease in interest income from loans and financial leases. The decrease in the yield for loans and financial leases reflects a declining rate environment in the second half of 2010 and early 2011 together with the strong growth of our loan portfolio during 2011. The average interest yield on loans and financial leases for Banco de Occidente was 10.9% during the last quarter of 2011 as previously discussed in “Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Grupo Aval—Net interest income.”

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

Other operating income

	Year ended December 31,		Change, 2011 vs. 2010
	2011	2010	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	18.6	17.1	1.6	(9.3)
Gains on derivative operations, net	4.3	27.6	(23.3)	(84.6)
Gains on sales of investments in equity securities, net	3.7	–	3.7	–
Income from non-financial sector, net	2.0	1.6	0.4	28.1
Dividend income	126.7	111.7	15.0	13.4
Other	159.1	158.8	0.3	0.2
Other operating income	314.3	316.7	(2.3)	(0.7)

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

Total operating expenses for the year ended December 31, 2011 increased by Ps 81.8 billion, or 10.7%, to Ps 846.3 billion primarily due to a Ps 43.0 billion increase in administrative and other expenses to Ps 363.6 billion for the year ended December 31, 2011. This was driven principally by an increase in the Equity Tax (further discussed in “Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Grupo Aval”) and an increase in operating expenses related to the growth in the loan and financial lease portfolio.

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

Total operating expenses increased by 11.6% to Ps 623.2 billion for the year ended December 31, 2011, principally due to a 14.3% increase in administrative and other expenses. This increase was driven by a rise in the Equity Tax (further explained in “Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Grupo Aval”) and an increase in operating expenses related to the growth in the loan and financial lease portfolio. Salaries and employee benefits increased by 9.3% to Ps 244.9 billion, which was partially explained by the increase in headcount from 6,180 at December 31, 2010 to 6,414 at December 31, 2011. On a per capita basis, salaries and employee benefits increased by 5.3%. Banco Popular’s efficiency ratio worsened from 47.6% at December 31, 2010 to 50.5% at December 31, 2011, associated with the contraction in net interest margin explained in the net interest income subsection. The ratio of operating expenses before depreciation and amortization as a percentage of average earning assets improved from 5.1% in 2010 to 5.0% in 2011.

Non-operating income (expense)

Total net non-operating income (expense) increased by Ps 4.2 billion to Ps 57.2 billion for the year ended December 31, 2011, from a net non-operating income of Ps 53.0 billion for the year ended December 31, 2010, due to reversals of provisions.

Income tax expense

Income tax expense for Banco Popular increased by Ps 20.7 billion to Ps 177.5 billion for the year ended December 31, 2011. This increase was primarily due to higher income before income tax expense and non-controlling interest. Banco Popular’s effective tax rate, calculated before non-controlling interest, increased from

30.0% for the year ended December 31, 2010 to 32.0% for the year December 31, 2011, due to an increase in non-tax deductible expenses such as the Equity Tax (further explained in “Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Grupo Aval”).

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

Banco AV Villas’ net interest income increased by 1.5%, or Ps 8.3 billion, from Ps 540.3 billion for the year ended December 31, 2010 to Ps 548.6 billion for the year ended December 31, 2011. This increase was primarily driven by a Ps 27.0 billion increase in the interest income from loans and a Ps 8.4 billion increase in interest income from investment securities, partially offset by an increase in interest expense of Ps 26.2 billion.

Interest earned on loans increased by 4.7%, or Ps 27.0 billion, to Ps 600.7 billion for the year ended December 31, 2011. The increase in interest earned on loans was due to a 9.3%, or Ps 393.3 billion, growth on Banco AV Villas’ average loan portfolio to Ps 4,616.1 billion, which resulted in an increase of Ps 51.2 billion in interest income on loans. Partially off-setting the increase associated with a higher average loan portfolio was the decline in the average yield for loans from 13.6% for the year ended December 31, 2010 to 13.0% for the year ended December 31, 2011, which resulted in a Ps 24.1 billion decrease in interest income from loans. The decrease in the yield for loans reflects a declining rate environment in the second half of 2010 and early 2011, together with the strong growth of our loan portfolio during 2011. The average interest yield on loans and financial leases for Banco AV Villas was 13.2% during the last quarter of 2011 as previously discussed in “Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Grupo Aval—Net interest income.”

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

The increase in interest expense on savings deposits was driven by a 19.4%, or Ps 471.5 billion, increase in the average balance of savings deposits to Ps 2,903.7 billion for the year ended December 31, 2011, which resulted in a Ps 9.0 billion increase in interest expense and an increase in the nominal interest rate paid from 1.6% for the year ended December 31, 2010 to 1.9% for the year ended December 31, 2011, and resulted in a Ps 7.9 billion increase in interest expense. The increase in the interest rate paid was consistent with the increase of the average DTF, explained in the Grupo Aval discussion.

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

Total operating expenses for the year ended December 31, 2011 increased by 11.8%, or Ps 46.2 billion, to Ps 436.0 billion. Administrative and other expenses increased by Ps 30.2 billion to Ps 247.7 billion, principally driven by an increase in the Equity Tax (further explained in “Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Grupo Aval”) and also related to the organic growth of the business and managing Banco AV Villas’ larger loan portfolio. Salaries and employee benefits increased by Ps 8.5 billion, or 6.2%, to Ps 144.9 billion, which was partially explained by the growth in the number of Banco AV Villas’ employees from 6,064 on December 31, 2010 to 6,160 on December 31, 2011. On a per capita basis, salary and employee benefits increased by 4.6%. Charitable and other donation expenses increased by Ps 3.6 billion, due to a Ps 4.0 billion donation made by Banco AV Villas for the flood victims in Colombia during the year ended December 31, 2011. Banco AV Villas’ efficiency ratio worsened at December 31, 2011 as compared to December 31, 2010, increasing from 53.9% to 59.2%, associated with the contraction in net interest margin explained in the net interest income subsection. The ratio of operating expenses before depreciation and amortization as a percentage of average earning assets was 6.4% in 2010 and 6.5% in 2011.

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

Non-controlling interest

Banco AV Villas’ non-controlling interest, responsible for only 0.1% of its net income before non-controlling interest for the year ended December 31, 2011, decreased by Ps 0.1 billion from Ps 0.4 billion for the year ended December 31, 2010. Banco AV Villas’ non-controlling interest reflects other Grupo Aval banks’ ownership in A Toda Hora S.A. See “Item 4. Information on the Company—B. Business overview—Banco AV Villas.”

U.S. GAAP reconciliation

We prepare our financial statements in accordance with Colombian Banking GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to Grupo Aval shareholders, in accordance with Colombian Banking GAAP, was Ps 1,526.4 billion and Ps 1,291.2 billion, for the year ended December 31, 2012 and 2011, respectively. Under U.S. GAAP, we would have reported a net income attributable to Grupo Aval shareholders of Ps 1,564.5 billion and Ps 885.3 billion, for the year ended December 31, 2012 and 2011, respectively.

The following items generated the most significant differences between Colombian Banking GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	Equity Tax;

•	Investments Securities;

•	Allowance for loans, lease losses and foreclosed assets;

•	Non-controlling Interest;

•	Variable interest entities; and

•	Business Combination.

For a discussion of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income in 2012 and 2011 and shareholders’ equity at December 31, 2012 and 2011, see note 30 to our audited consolidated financial statements.

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

A 10% decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps 163.1 billion.

A 10% increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps 140.1 billion.

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

Recent U.S. GAAP pronouncements

Accounting standards and amendments issued but not yet applied

On March 2013, FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830)”: to resolve the diversity in practice about the cumulative translation adjustment derecognition guidance in Subtopic 830-30 for the derecognition of certain subsidiaries or groups of assets within a foreign entity and for changes in an investment in a foreign entity. Furthermore, the ASU 2013-05 resolves the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. The requirements will be effective prospectively for fiscal years beginning after December 15, 2012. Management is currently evaluating the impact the ASU would have on Grupo Aval’s financial statements and U.S. GAAP disclosures.

On February 2013, the FASB issued “ASU 2013-02: Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present significant amounts reclassified out of accumulated other comprehensive income by line item. This new requirement will present in one place, information about significant amounts reclassified. Currently, this information is presented in different places throughout the financial statements. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. Management is currently evaluating the impact the ASU would have on Grupo Aval’s financial statements and U.S. GAAP disclosures.

On January 2013, the FASB issued “ASU 2013-01: Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of Update 2011-11. Management is currently evaluating the impact the ASU would have on Grupo Aval’s financial statements and U.S. GAAP disclosures.

On October 2012, FASB issued ASU 2012-06, Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. ASU 2012-06 was issued without modification of the provisions contained in the April proposed ASU. In summary, the ASU requires post-acquisition date changes in the value of an indemnification asset to be accounted for on the same basis as the change in the underlying asset subject to the indemnification. ASU 2012-06 is effective for both public and nonpublic entities for years, and interim periods within those years, beginning on or after December 15, 2012, with early adoption permitted. Management is currently evaluating the impact the ASU would have on Grupo Aval’s financial statements and U.S. GAAP disclosures.

On October 2012, the FASB issued ASU 2012-04: Technical Corrections and Improvements. The amendments in this Update cover a wide range of Topics in the Codification. These amendments are presented in two sections—Technical Corrections and Improvements (Section A) and Conforming Amendments Related to Fair Value Measurements (Section B). The amendments in Section A have been categorized in the following manner: Source literature amendments, Guidance clarification and reference corrections and Relocated guidance. The amendments in Section B are intended to conform terminology and clarify certain guidance in various Topics of the Codification to fully reflect the fair value measurement and disclosure requirements of Topic 820. The amendments in this Update that will not have transition guidance will be effective upon issuance for both public entities and nonpublic entities. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. For nonpublic entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2013. This Update is not intended to significantly change U.S. GAAP. Management is currently evaluating the impact the ASU would have on Grupo Aval’s financial statements and U.S. GAAP disclosures.

On August 2012, the FASB issued “ASU 2012-03: Technical Amendments and Corrections to SEC Sections. The ASU amends various SEC paragraphs of the FASB’s Accounting Standards Codification pursuant to the issuance of SEC Staff Accounting Bulletin No. 114 (SAB 114), which was issued in March 2011. SAB 114 was issued to update the relevant interpretive guidance in the SEC’s Staff Accounting Bulletin series to make it consistent with current authoritative accounting guidance issued by the FASB. The principal changes involve revision or removal of accounting guidance references and other conforming changes to ensure consistency of referencing throughout the SAB series. Management is currently evaluating the impact the ASU would have on Grupo Aval’s financial statements and U.S. GAAP disclosures.

On July 2012, the FASB issued ASU 2012-02: Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. Management is currently evaluating the impact the ASU would have on Grupo Aval’s financial statement and U.S. GAAP disclosures.

On December 2011, FASB issued ASU 2011-11, “Disclosures about offsetting assets and liabilities (Topic 210)”, to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. Also, in January 2013, FASB issued ASU 2013-01, to clarify implementation issues about the scope of ASU 2011-11, specifically, amendments related to accounting for derivatives and hedging. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Management is currently evaluating the impact the amendments would have on Grupo Aval’s financial statement and U.S. GAAP disclosures.

B.	Liquidity and capital resources

The following table sets forth our internal and external sources of funding at December 31, 2012, 2011 and 2010.

	At December 31,
	2012	2011	2010
		(in Ps billions)
Liabilities and shareholders’ equity:
Deposits	81,463.3	71,007.6	63,669.3
Bankers’ acceptances outstanding	86.8	123.3	59.2
Interbank borrowings and overnight funds	5,156.5	3,225.1	2,477.4
Borrowings from banks and others	10,380.9	11,437.8	10,491.2
Accounts payable	3,005.3	3,093.9	2,243.5
Accrued interest payable	474.8	313.0	247.4
Other liabilities	2,023.9	1,793.5	1,542.0
Long-term debt (bonds)	9,769.0	6,566.2	5,952.4
Estimated liabilities	811.7	855.3	596.9
Non-controlling interest	5,407.7	4,927.0	4,475.5
Total liabilities	118,579.9	103,342.7	91,754.7
Total shareholders’ equity	9,083.1	8,159.1	4,554.6
Total liabilities and shareholders’ equity	127,663.0	111,501.9	96,309.3

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

Capitalization ratios

The following table presents consolidated capitalization ratios for our banking subsidiaries, Grupo Aval and our principal competitors at December 31, 2012.

	At December 31, 2012
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
Tangible equity ratio (2)	10.3	13.9	14.7	12.7	11.7	9.3	11.4	9.3	8.4
Tier 1 ratio (3)	11.9	8.5	9.3	11.5	10.9	–	10.4	10.1	8.5
Solvency ratio (4)	13.1	10.5	11.5	13.7	12.5	–	15.8	15.2	11.3

Source: Company calculations based on each entity’s respective financial statements for the period indicated.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)
Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “Item 3. Key Information—A. Selected financial data—Non-GAAP measures reconciliation.”

(3)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets. Tier 1 ratio for BBVA is based on unconsolidated figures.

(4)
Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements.”

Tangible solvency ratio differs from solvency ratio. Tangible solvency ratio is calculated as technical capital minus goodwill, divided by risk-weighted assets minus goodwill. The tangible solvency ratios for the following entities at December 31, 2012 were: Banco de Bogotá 10.0%, Banco de Occidente 10.4%, Banco Popular 11.5%, Banco AV Villas 13.7%, Grupo Aval (aggregate) 10.5%, Bancolombia 15.2%, Davivienda 12.9% and BBVA Colombia 10.1%.Tangible solvency ratio for BBVA is based on unconsolidated figures.

Each of our banking subsidiaries is required by the Superintendency of Finance to maintain a solvency ratio of at least 9.0% of its total risk-weighted assets. As Grupo Aval is not regulated as a financial institution or bank holding company, it is not required to comply with capital adequacy regulations applicable to our banking subsidiaries. The following tables set forth reported and as-adjusted capital adequacy information for each of our banking subsidiaries at December 31, 2012 and 2011. The reported figures are calculated using the methodology prescribed by the Superintendency of Finance, which requires that we subtract investments in non-consolidated entities from our regulatory capital. The as-adjusted amounts have been adjusted not to subtract non-controlling interest in financial institutions, which are consolidated in other Grupo Aval subsidiaries at December 31, 2012 and 2011 (principally Banco de Bogotá’s non-controlling interest held through Corficolombiana in Banco de Occidente at December 31, 2010; Banco de Occidente’s investment in Corficolombiana and Porvenir, consolidated into Grupo Aval through Banco de Bogotá; and Banco Popular’s stake in Corficolombiana, consolidated into Grupo Aval through Banco de Bogotá). Management uses these as-adjusted amounts when reviewing the capitalization of our banking subsidiaries in part because we believe that the inclusion of such investments presents a more comprehensive picture of our capitalization.

The following tables present consolidated capitalization ratios for our banking subsidiaries at December 31, 2012 and 2011. For a reconciliation of these capitalization ratios to Colombian Banking GAAP, “Item 4. Information on the Company—B. Business overview—Industry—Supervision and regulation—Capital adequacy requirements.”

Banco de Bogotá (Consolidated)	At December 31, 2012				At December 31, 2011
	Reported		As-adjusted		Reported		As-adjusted (2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	8,250	11.9%	8,474	12.2%	7,175	12.0%	7,401	12.3%
Secondary capital (Tier II)	818	1.2%	828	1.2%	823	1.4%	826	1.4%
Primary and secondary capital (Tier I and II)	9,068	13.1%	9,302	13.4%	7,998	13.3%	8,227	13.7%
Risk-weighted assets including regulatory value at risk (1)	69,132	–	69,357	–	59,961	–	60,189	–

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements.”

(2)	Adjusted to reflect non-consolidated interests in Leasing de Occidente. In June 2010, Banco de Occidente and Leasing de Occidente merged.

Banco de Occidente (Consolidated)	At December 31, 2012				At December 31, 2011
	Reported		As-adjusted (2)		Reported		As-adjusted (2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	1,749	8.5%	2,275	10.8%	1,568	8.7%	2,003	10.9%
Secondary capital (Tier II)	416	2.0%	784	3.7%	239	1.3%	565	3.1%
Primary and secondary capital (Tier I and II)	2,165	10.5%	3,058	14.5%	1,808	10.1%	2,567	14.0%
Risk-weighted assets including regulatory value at risk (1)	20,553	–	21,087	–	17,947	–	18,390	–

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements.”

(2)	Adjusted to reflect non-consolidated interests in Porvenir and Corficolombiana.

Banco Popular (Consolidated)	At December 31, 2012				At December 31, 2011
	Reported		As-adjusted (2)		Reported		As-adjusted (2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	1,251	9.3%	1,356	10.0%	1,095	9.1%	1,181	9.7%
Secondary capital (Tier II)	297	2.2%	452	3.3%	311	2.6%	451	3.7%
Primary and secondary capital (Tier I and II)	1,548	11.5%	1,808	13.3%	1,405	11.7%	1,632	13.5%
Risk-weighted assets including regulatory value at risk (1)	13,491	–	13,595	–	12,047	–	12,134	–

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements.”

(2)	Adjusted to reflect non-consolidated interests in Corficolombiana.

Banco AV Villas (Consolidated)	At December 31, 2012		At December 31, 2011
	Reported		Reported
	Amount	Ratio	Amount	Ratio
Primary capital (Tier I)	794	11.5%	700	12.5%
Secondary capital (Tier II)	150	2.2%	100	1.8%
Primary and secondary capital (Tier I and II)	944	13.7%	800	14.2%
Risk-weighted assets including regulatory value at risk (1)	6,884	–	5,617	–

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

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

The following table summarizes the funding structure of our banks at the dates indicated.

	At December 31,
	2012	2011	2010
	(in Ps billions)
Deposits	81,463.3	71,007.6	63,669.3
Borrowings from banks and others	10,380.9	11,437.8	10,491.2
Bankers’ acceptance outstanding	86.8	123.3	59.2
Interbank borrowings and overnight funds	5,156.5	3,225.1	2,477.4
Long-term debt (bonds)	9,769.0	6,566.2	5,952.4
Total funding	106,856.5	92,360.0	82,649.4

From year-end 2011 to year-end 2012, long-term debt and interbank borrowings and overnight funds increased as a percentage of total funding by 2.0 and 1.3 percentage points, respectively, while borrowings from banks and others and deposits decreased by 2.7 and 0.6 percentage points, respectively.

From year-end 2010 to year-end 2011, interbank borrowings and overnight funds increased as a percentage of total funding by 0.5 percentage points, while borrowings from banks and others and deposits decreased by 0.3 and 0.2 percentage points, respectively.

In 2012 total funding increased by 15.7 percentage points from the same period in 2011, mainly as a result of an increase in deposits, long-term debt and interbank and overnight funds. From year-end 2011 to year-end 2012 total deposits decreased as a percentage of total funding by 0.6 percentage points, from 76.9% to 76.2%, mainly due to an increase in long-term debt due to the issuance of notes in the international markets in 2012.

Our banks’ funding base also benefits from the highest available local credit ratings for each of our banking subsidiaries and each of Porvenir and Corficolombiana, as assigned by BRC Investor Services S.A. S.C.V., an affiliate of Moody’s Investors Services, Inc. Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V. In addition, Banco de Bogotá’s 5.00% Senior Notes due 2017 were rated Baa2 by Moody’s, BBB- by Fitch and BBB- by Standard and Poor’s at issuance, and Grupo Aval Limited’s 5.25% Senior Notes due 2017 and 4.75% Senior Notes due 2022 were each rated Baa3 by Moody’s and BBB- by Fitch each at issuance. Further Banco de Bogotá’s 5.375% Subordinated Notes due 2023 were rated Baa3 by Moody’s and BBB- by Fitch at issuance. Any adverse change in credit ratings may increase the cost of our funding. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business—Downgrades in our credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding.”

We believe that our working capital is sufficient to meet the company’s present requirements and that the current level of funding of each of our banks is adequate to support its business.

The following table presents our consolidated funding from deposits at the dates indicated.

	At December 31,
	2012	2011	2010
	(in Ps billions)
Interest-bearing deposits:
Checking accounts	8,249.6	7,167.8	6,191.1
Time deposits	26,865.0	22,630.5	18,615.0
Savings deposits	33,545.9	27,912.0	26,021.2
Total	68,660.5	57,710.2	50,827.4
Non-interest-bearing deposits:
Checking accounts	11,852.8	12,250.0	11,861.3
Other deposits	950.0	1,047.4	980.6
Total	12,802.8	13,297.4	12,841.9
Total deposits	81,463.3	71,007.6	63,669.3

Checking accounts. Our consolidated balance of checking accounts was Ps 20,102.4 billion at December 31, 2012, Ps 19,417.8 billion at December 31, 2011 and Ps 18,052.4 billion at December 31, 2010, representing 18.8%, 21.0% and 21.8% of total funding, respectively. The decrease in total funding share of deposits was primarily due to a lower growth rate of checking accounts and an increase in total funding share of long-term debt and interbank borrowing and overnight funds.

Time deposits. Our consolidated balance of time deposits was Ps 26,865.0 billion at December 31, 2012, Ps 22,630.5 billion at December 31, 2011 and Ps 18,615.0 billion at December 31, 2010, representing 25.1%, 24.5% and 22.5% of total funding, respectively.

The following table presents time deposits held at December 31, 2012, by amount and maturity for deposits.

	At December 31, 2012
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)
Up to 3 months	4,010.0	2,011.2	6,021.2
From 3 to 6 months	1,998.1	1,142.0	3,140.1
From 6 to 12 months	3,969.0	2,049.4	6,018.4
More than 12 months	6,712.9	1,686.6	8,399.5
Time deposits less than U.S.$100,000 (1)	2,429.3	856.5	3,285.9
Total	19,119.2	7,745.8	26,865.0

(1)	Equivalent to Ps 176.8 million at the representative market rate at December 31, 2012.

Savings deposits. Our consolidated balance of savings deposits was Ps 33,545.9 billion at December 31, 2012, Ps 27,912.0 billion at December 31, 2011 and Ps 26,021.2 billion at December 31, 2010, representing 31.4%, 30.2%, and 31.5% of total funding, respectively.

Other deposits. Our consolidated balance of other deposits, which consist of deposits from correspondent banks, cashier checks and collection services, was Ps 950.0 billion at December 31, 2012, Ps 1,047.4 billion at December 31, 2011 and Ps 980.6 billion at December 31, 2010, representing 0.9%, 1.1% and 1.2% respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 5,156.5 billion at December 31, 2012, Ps 3,225.1 billion at December 31, 2011 and Ps 2,477.4 billion at December 31, 2010, representing 4.8%, 3.5% and 3.0% of total funding, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings for the periods indicated.

	At December 31,
	2012		2011		2010
	Amount	Nominal rate	Amount	Nominal rate	Amount	Nominal rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	5,156.5	–	3,225.1	–	2,477.4	–
Average during period	5,269.7	4.3%	4,279.6	3.4%	3,955.4	2.5%
Maximum amount of borrowing at any month-end	8,323.7	–	5,977.3	–	6,884.8	–
Interest paid during the period	228.3	–	146.9	–	99.0	–

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

Borrowings from banks and others. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 10,380.9 billion at December 31, 2012, Ps 11,437.8 billion at December 31, 2011 and Ps 10,491.2 billion at December 31, 2010, representing 9.7%, 12.4% and 12.7% of total funding, respectively.

Bankers’ acceptances outstanding. Our consolidated bankers’ acceptances outstanding balance was Ps 86.8 billion at December 31, 2012, Ps 123.3 billion at December 31, 2011 and Ps 59.2 billion at December 31, 2010, representing 0.1%, 0.1% and 0.1%, of total funding, respectively.

Bonds. We issue bonds in the Colombian markets. Our consolidated balance of bonds outstanding was Ps 9,769.0 billion at December 31, 2012, Ps 6,566.2 billion at December 31, 2011 and Ps 5,952.4 billion at December 31, 2010, representing 9.1%, 7.1% and 7.2% of total funding, respectively. On February 1, 2012, Grupo Aval Limited, issued U.S.$600 million of 5.25% Senior Notes due 2017 and on September 26, 2012, Grupo Aval Limited issued U.S.$1.0 billion 4.75% Senior Notes due 2022.

The following bond issuances were placed in the market in 2012:

Issuer	Issuance date	Amount	Expiration date	Interest rate
(in Ps billions, unless otherwise indicated)
Banco de Occidente S.A.	2012	200.0	February 2019 to February 2022	ICP + 4.34% to ICP +4.65%
Banco de Occidente S.A.	2012	300.0	August 2015 to August 2027	ICP +4.10% to ICP + 4.27% to DTF + 1.67%
Banco Popular S.A.	2012	400.0	June 2013 to January 2017	ICP + 3.90% to DTF + 1.82% to IBR + 1.80%
Banco Popular S.A.	2012	400.0	September 2014 to September 2017	6.30% to 6.39%, ICP + 3.69%
Banco de América Central	2012	44.4	January 2013 to May 2017	4.00% to 5.00%
BAC Credomatic Guatemala	2012	199.1	January 2013 to April 2014	4.65% to 8.50%
BAC Credomatic Honduras	2012	10.6	December 2015	14.00%
Grupo Aval Limited	2012	1,060.9	February 2017	5.25%
Grupo Aval Limited	2012	1,736.4	September 2022	4.75%

On February 11, 2013 Banco de Bogotá issued U.S.$500 million (Ps 884.1 billion) of its 5.375% Subordinated  Notes due 2023 in the international markets.

Banco de Bogotá

For the year ended December 31, 2012, the proportion of total deposits in Banco de Bogotá’s total funding decreased 0.5% due to a significant increase in interbank and overnight funds.

The following table presents the composition of Banco de Bogotá’s funding at the dates indicated.

	Year ended December 31,
	2012		2011		2010
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	13,112.6	19.8	12,510.6	22.4	11,004.6	21.8
Time deposits	18,557.4	28.1	15,450.3	27.7	12,774.7	25.4
Savings deposits	18,794.7	28.4	14,805.4	26.5	13,653.7	27.1
Other deposits	557.0	0.8	600.2	1.1	559.3	1.1
Total deposits	51,021.7	77.2	43,366.5	77.7	37,992.3	75.4

Interbank and overnight funds	4,031.9	6.1	2,507.2	4.5	1,789.1	3.6
Borrowings from banks and other	8,949.6	13.5	7,680.8	13.8	7,094.2	14.1
Bankers’ acceptance outstanding	61.3	0.1	85.3	0.2	39.2	0.1
Long-term debt (includes convertible bonds)	2,050.5	3.1	2,174.8	3.9	3,460.7	6.9
Total other funding	15,093.3	22.8	12,448.0	22.3	12,383.2	24.6
Total funding	66,115.0	100.0	55,814.5	100.0	50,375.6	100.0

Banco de Occidente

Checking accounts, which have historically constituted an important proportion of funding for Banco de Occidente, decreased by 3.3% for the year ended December 31, 2012, from 26.8% at December 31, 2011. This decrease was due to a 6.3% increase in time deposits. For the year ended December 31, 2012, the proportion of total deposits in Banco de Occidente’s total funding increased by 2.7% to 78.8% due to an significant increase in time deposits. For the year ended December 31, 2011, the proportion of total deposits in Banco de Occidente’s total funding decreased by 4.6% to 76.1%. The following table presents the composition of Banco de Occidente’s funding at the dates indicated.

	Year ended December 31,
	2012		2011		2010
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	4,819.6	23.5	4,897.7	26.8	5,301.5	34.4
Time deposits	4,652.2	22.7	3,002.7	16.4	2,463.7	16.0
Savings deposits	6,450.8	31.4	5,729.0	31.3	4,436.1	28.8
Other deposits	248.9	1.2	291.1	1.6	240.2	1.6
Total deposits	16,171.6	78.8	13,920.5	76.1	12,441.4	80.7

Interbank and overnight funds	434.8	2.1	628.6	3.4	12.8	0.1
Borrowings from banks and other	1,576.4	7.7	1,701.8	9.3	1,522.6	9.9
Bankers’ acceptance outstanding	22.7	0.1	36.3	0.2	18.5	0.1
Long-term debt (bonds)	2,312.1	11.3	1,995.6	10.9	1,421.1	9.2
Total other funding	4,345.9	21.2	4,362.3	23.9	2,975.0	19.3
Total funding	20,517.5	100.0	18,282.7	100.0	15,416.4	100.0

Banco Popular

In 2012, Banco Popular decreased its proportion of deposits to total funding by 2.6%. This decrease was primarily due to a decrease in savings deposits by 1.2% and a decrease in time deposits by 0.8%. In 2012, the proportion of long-term debt to total funding increased by 3.1%. The following table presents the composition of Banco Popular’s funding at the dates indicated.

	Year ended December 31,
	2012		2011		2010
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	1,518.7	12.8	1,493.3	13.3	1,270.6	12.6
Time deposits	1,922.2	16.2	1,916.5	17.0	1,460.1	14.5
Savings deposits	5,910.9	49.9	5,751.2	51.1	5,497.9	54.6
Other deposits	84.7	0.7	94.3	0.8	119.6	1.2
Total deposits	9,436.6	79.6	9,255.3	82.3	8,348.1	83.0

Interbank and overnight funds	70.0	0.6	–	0.0	2.9	–
Borrowings from banks and other	440.3	3.7	539.2	4.8	309.5	3.1
Bankers’ acceptance outstanding	2.7	0.0	1.5	0.0	1.4	–
Long-term debt (bonds)	1,897.9	16.0	1,451.5	12.9	1,400.0	13.9
Total other funding	2,411.0	20.4	1,992.1	17.7	1,713.8	17.0
Total funding	11,847.6	100.0	11,247.4	100.0	10,061.9	100.0

Banco AV Villas

Historically, Banco AV Villas has had a small proportion of checking accounts to total funding, as it only began providing checking services when it was converted into a commercial bank in 2002.

In 2012, the proportion of time deposits and savings deposits to total funding decreased by 4.4 and 1.8 percentage points, respectively, as compared to December 31, 2011. However, the proportion of checking accounts, which historically has had a small proportion of total funding, increased by 0.7 of a percentage point. During the year ended December 31, 2012, the proportion of total deposits in Banco AV Villas’ total funding decreased 5.6% due to an increase in interbank and overnight funds.

The following table presents the composition of Banco AV Villas’ funding at the dates indicated.

	Year ended December 31,
	2012		2011		2010

	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	680.8	9.1	535.2	8.4	513.3	8.7
Time deposits	2,338.7	31.2	2,279.5	35.6	1,921.8	32.7
Savings deposits	3,706.5	49.5	3,286.0	51.3	2,598.5	44.2
Other deposits	59.5	0.8	61.8	1.0	61.6	1.0
Total deposits	6,785.4	90.7	6,162.5	96.3	5,095.1	86.6

Interbank and overnight funds	627.8	8.4	108.5	1.7	675.3	11.5
Borrowings from banks and other	70.8	0.9	128.9	2.0	113.6	1.9
Bankers’ acceptance outstanding	–	–	0.2	–	–	–
Total other funding	698.6	9.3	237.5	3.7	788.9	13.4
Total funding	7,484.0	100.0	6,400.0	100.0	5,884.1	100.0

Capital expenditures

Grupo Aval incurred Ps 102.9 billion of capital expenditures in property, plant and equipment in 2012, as compared to 225.5 billion in 2011.

C.	Research and development, patents and licenses, etc.

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

	At December 31,
	(in Ps billions)
Grupo Aval	2012	2011	2010
Unused credit card limits	10,932.0	9,538.8	8,859.9
Civil demands against our banks	657.5	646.4	559.6
Issued and confirmed letters of credit	529.2	638.1	513.6

	At December 31,
	(in Ps billions)
Grupo Aval	2012	2011	2010
Unused lines of credit	3,093.3	2,807.0	2,734.3
Bank guarantees	2,106.1	1,906.6	1,718.1
Approved credits not disbursed	1,821.0	2,013.5	1,573.6
Other	2,069.0	2,190.5	742.0
Total	21,208.1	19,740.9	16,701.1

F.	Tabular disclosure of contractual obligations

The following table presents our contractual obligations at December 31, 2012.

	At December 31, 2012
	Payments due by period
Grupo Aval	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in Ps billions)
Liabilities:
Long-term debt obligations (1)	9,769.0	1,675.3	1,961.4	3,121.9	3,010.4
Time deposits	26,865.0	18,262.7	5,778.5	1,006.1	1,817.7
Long-term borrowings from banks and others	10,380.9	2,343.5	3,657.4	3,145.4	1,234.6
Repurchase agreements	5,004.5	5,004.5	-	-	-
Employee benefit plans	305.4	32.5	67.5	70.8	134.7
Total	52,324.8	27,318.5	11,464.8	7,344.1	6,197.4

(1)	See note 20 to our audited consolidated financial statements at December 31, 2012.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of directors

The board of directors of Grupo Aval is composed of seven principal members and seven alternate members, each of whom serves a one-year term and may be reelected indefinitely. The term for the current directors expires on March 31, 2014. It is our practice that the President of each of our banking subsidiaries is appointed as a member of our board of directors.

The current members of the board of directors were appointed at a shareholders’ meeting held on March 22, 2013. The following table presents the names of the current principal and alternate members of the board of directors.

Board member	Alternate
Luis Carlos Sarmiento Angulo	José Hernán Rincón Gómez
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Julio Leonzo Álvarez Álvarez	Gabriel Mesa Zuleta
Álvaro Velásquez Cock (1)	Ana María Cuéllar de Jaramillo
Mauricio Cardenas Müller (3)	Enrique Mariño Esguerra (3)
Esther América Paz Montoya (1) (2) (3)	Germán Villamil Pardo (3)

(1)	Member of the Audit committee.

(2)	Independent director under SEC Audit Committee rules.

(3)	Independent director under Colombian requirements.

Luis Fernando Pabón Pabón is the secretary of our board.

Biographical information of the principal members of our board of directors and the secretary of our board is set forth below. Ages are as of April 15, 2013.

Luis Carlos Sarmiento Angulo, age 80, has served as the Chairman of the board of directors of Grupo Aval since 1999. Mr. Sarmiento Angulo is the founder and controlling shareholder of Grupo Aval and, since 1985, has served as a member of the board of directors of Organización Luis Carlos Sarmiento Angulo Ltda., an affiliate of our controlling shareholder. Since 2010 he has served as principal member of the Board of Directors of Casa Editorial El Tiempo and of CEET TV. He also serves as Chairman of the board of directors of four not-for-profit entities: Asociación Nacional de Instituciones Financieras – ANIF, Fundación para el Futuro de Colombia – Colfuturo; Fundación Grupo Aval and Fundación Luis Carlos Sarmiento Angulo, through which he is sponsoring, among other initiatives, Grameen Aval Colombia, a microfinance not-for-profit organization established in association with Grameen Trust of Bangladesh. He holds a degree in Civil Engineering from Universidad Nacional de Colombia. He is the father of the President of Grupo Aval, Mr. Luis Carlos Sarmiento Gutiérrez. Mr. Sarmiento Angulo’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Alejandro Figueroa Jaramillo, age 71, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Figueroa Jaramillo has been the President of Banco de Bogotá since 1988. He has been employed with Banco de Bogotá since 1978, where he also served as Executive Vice President and Vice President of Finance. He is the Chairman of the board of directors of Porvenir and has been a board member of Porvenir since 1991. He has also been a member of the board of directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011. He previously served as Vice-Minister of Economic Development of Colombia and President of Almaviva S.A., Banco de Bogotá’s bonded warehouse. He holds a degree in Civil Engineering from Facultad de Minas de la Universidad Nacional in Antioquia and a Master of Science degree in Economics from Harvard University. Mr. Figueroa Jaramillo’s business address is Calle 35 No. 7–47, Bogotá, D.C., Colombia.

Efraín Otero Álvarez, age 64, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Otero Álvarez has been the President of Banco de Occidente since 1995. He has been employed with Banco de Occidente since 1973, where he also served as Vice President of Finance and Executive Vice President. He has also served as a member of the boards of directors of Porvenir since 1995, of Corficolombiana since 1998, of Banco de Occidente – Panama since 2006 and of Fundación Grupo Aval since 2011. He previously worked as an economist at Corporación Autónoma del Valle del Cauca. He holds a degree in Economics and a Master’s degree in Industrial Engineering, both from the Universidad del Valle. Mr. Otero Álvarez’s business address is Carrera 4 No. 7–61, Cali, Colombia.

Mauricio Cárdenas Müller, age 43, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2002. Mr. Cárdenas Müller has acted as chief advisor to the President of Organización Luis Carlos Sarmiento Angulo Ltda. and as advisor to the Chairman and the President of Grupo Aval since 2004. He served as a member of the board of directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. from 2002 until 2011, and he serves as a member of the board of directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, of Porvenir since 2008, of Empresa de Energía de Bogotá ESP since 2010 and of Casa Editorial El Tiempo and CEET TV since 2011. He holds a degree in Electrical Engineering from Universidad Javeriana and a Master’s degree in Business Administration from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Julio Leonzo Álvarez Álvarez, age 66, has served as a principal member of the board of directors of Grupo Aval since 2013. Mr. Álvarez has previously occupied several positions at Grupo Aval since 1998 as Vice President of Shared Services, Chief Technology Officer, and as Vice President of Corporate Systems. Mr. Álvarez Álvarez has acted as President of Avianca, Cervecería Unión S.A. and Pedro Gómez & Cía. He has been a member of the board of directors of Porvenir since 2001 and of Banco Popular since 1996 and is a former member of the board of directors of A Toda Hora S.A. – ATH. He holds a degree in civil engineering from the Universidad Nacional de Colombia with studies in the Higher Management Program, INALDE – Universidad de la Sabana, Postgraduate Program in Financial Management – Universidad de Medellín, and Postgraduate Program in Statistics Applied to Engineering – Universidad Nacional de Colombia. Mr. Álvarez Álvarez’s business address is Carrera 13 No. 26A–47, Bogotá, D.C., Colombia.

Álvaro Velásquez Cock, age 73, has served as an alternate member on the board of directors of Grupo Aval since 2008. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística–DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendency of Finance. He has been a member of the board of directors of Banco de Bogotá since 2001, of Banco de Bogotá – Panama since 1984, of Corficolombiana since 1992 and of Unipalma since 1996. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Calle 69 No. 9–58, Bogotá D.C., Colombia.

Esther América Paz Montoya, age 58, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. She holds a degree in Business Administration from the Universidad del Valle. Ms. Paz Montoya’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Biographical information of the alternate members of our board of directors is set forth below.

José Hernán Rincón Gómez, age 84, has served as an alternate member of the board of directors of Grupo Aval since 2010 and previously as a principal member thereof since 2005. Mr. Rincón Gómez has been the President of Banco Popular since 1991. He has also served as a member of the board of directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011. He is the former President of, among other entities, Banco Comercial Antioqueño (the predecessor to Banco Santander Colombia), Avianca (airline company) and Banco del Estado. He holds a degree in Economics from the Universidad de Antioquia and is qualified as a public accountant. Mr. Rincón Gómez’s business address is Calle 17 No. 7–43, Bogotá D.C., Colombia.

Juan María Robledo Uribe, age 68, has served as an alternate member on the board of directors of Grupo Aval since 2000. Mr. Robledo Uribe has acted as Executive Vice President of Banco de Bogotá from 1990 to 1992, from 1993 to 2001 and since 2003. He has been employed with Banco de Bogotá for over 40 years, where he has also served as Vice President of Banking Services and Vice President of Commercial Banking. He has been a member of the board of directors of Corficolombiana from 1993 to 2001 and since 2006, of Fidubogotá since 2007, of Porvenir since 1991 and of Fundación Grupo Aval since 2011. He holds a degree in Economics from the Universidad del Rosario. He is also the former President of Banco del Comercio (which merged into Banco de Bogotá in 1992) and of Corficolombiana from 2003 until 2005. Mr. Robledo Uribe’s business address is Calle 35 No. 7–47, Bogotá D.C., Colombia.

Juan Camilo Ángel Mejía, age 47, has served as an alternate member on the board of directors of Grupo Aval since 2008. Mr. Ángel Mejía has been the President of Banco AV Villas since 2007, and previously acted as its Vice President of Credit and Portfolio, Vice President of Asset Regularization and Vice President of Real Estate. Previously he was an advisor in the Offerings Department of Banco Central Hipotecario and Project Manager in the Capital Markets division of Corfinsura. He has also been a member of the board of directors of Asociación Bancaria de Colombia since 2007, of Titularizadora Colombiana S.A. since 2008 and of Fundación Grupo Aval since 2011. He holds a degree in Civil Engineering from the Universidad de Medellín. Mr. Ángel Mejía’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Gabriel Mesa Zuleta, age 46, has served as an alternate member on the board of directors of Grupo Aval since 2004. Mr. Mesa Zuleta has been the President of Sadinsa S.A. since 2003 and a member of the board of directors of Banco Popular since 2004, of Seguros Alfa S.A. since 2004 and of Seguros de Vida Alfa S.A. since 2004. He previously acted as Director of the Administrative Department of the President of the Republic of Colombia and as President of Empresa de Telecomunicaciones de Colombia–Telecom. He holds a law degree from the Universidad del Rosario. Mr. Mesa Zuleta’s business address is Carrera 13 No. 26–45, Bogotá D.C., Colombia.

Ana María Cuéllar de Jaramillo, age 59, has served as an alternate member of the board of directors of Banco de Bogotá since 2007 and also serves as a member of the board of directors of Megalínea. Ms. Cuéllar de Jaramillo is an independent consultant specialized in systems and procedures for financial control and has formerly served as Director of the Dirección de Impuestos y Aduanas Nacionales DIAN and in several positions in Citibank. She holds a degree in accounting from Universidad Jorge Tadeo Lozano. Ms. Cuéllar de Jaramillo’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Enrique Mariño Esguerra, age 87, has served as an alternate member on the board of directors of Grupo Aval since 2006. Mr. Mariño Esguerra is a manager and partner of Ingeniería CEISA. He is a former member of the board of directors of Corporación de Ahorro y Vivienda AV Villas (the predecessor to Banco AV Villas), Cemento Samper S.A., Seguros Alfa S.A. and Seguros de Vida Alfa S.A. He holds a degree in Civil Engineering from the Universidad Nacional. Mr. Mariño Esguerra’s business address is Avenida Carrera 19 No. 135–30, Bogotá D.C., Colombia.

Germán Villamil Pardo, age 53, has served as an alternate member on the board of directors of Grupo Aval since 2010 and previously as a principal member thereof since 2006. Mr. Villamil Pardo is a partner of Gómez Pinzón Zuleta Abogados S.A. He previously held several positions in the Ministry of Finance of Colombia as well as in Banco de la República. He holds a law degree with a specialty in tax from the Universidad de los Andes. Mr. Villamil Pardo’s business address is Calle 67 No. 7–35 Oficina 1204, Bogotá D.C., Colombia.

Luis Fernando Pabón Pabón, age 54, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the board of directors of Banco AV Villas since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007, of Organización Luis Carlos Sarmiento Angulo Ltda. Since 2006 and of Casa Editorial El Tiempo and CEET TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and a specialization in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

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

Name	Position

Grupo Aval
Luis Carlos Sarmiento Gutiérrez	President
Diego Fernando Solano Saravia	Chief Financial Officer
Diego Rodríguez Piedrahita	Chief Risk Management Officer
Rodolfo Vélez Borda	Vice President of Shared Services
Carlos Ernesto Pérez Buenaventura	Chief Strategy Officer
Jorge Adrián Rincón Plata	Chief Legal Counsel
María Edith González Flórez	Vice President of Accounting
Rafael Eduardo Neira Torres	Vice President of Internal Control
María José Arango Caicedo	Vice President of Procurement
Mauricio Maldonado Umaña	Vice President of Strategy
José Manuel Ayerbe Osorio Umaña	Vice President of Marketing
Juan Guillermo Amaya	Vice President of Technology
Edgar Enrique Lasso Fonseca	Vice President of Operational and Regulatory Risk Management
Tatiana Uribe Benninghoff	Financial Planning and Investor Relations Officer

Name	Position

Banco de Bogotá
Alejandro Figueroa Jaramillo	President

Banco de Occidente
Efraín Otero Álvarez	President

Banco Popular
José Hernán Rincón Gómez	President

Banco AV Villas
Juan Camilo Ángel Mejía	President

Corficolombiana José Elías Melo Acosta	President

Porvenir Miguel Largacha Martínez	President

BAC Credomatic Ernesto Castegnaro	President

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages are as of March 15, 2013.

Luis Carlos Sarmiento Gutiérrez, age 51, has acted as President of Grupo Aval since 2000. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He has been the Chairman of the board of directors of Banco de Bogotá since 2004 of Corficolombiana since 2006 and has been a member of the Board of Directors of Empresa de Energía de Bogotá ESP since 2010. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a Master’s degree in Business Administration with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez is the son of the Chairman of the board of directors of Grupo Aval, Mr. Sarmiento Angulo. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Diego Fernando Solano Saravia, age 47, has acted as Chief Financial Officer, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. Mr. Solano Saravia has been a member of the boards of directors of Porvenir and Gas Natural S.A. since 2009. He previously served as associate principal at McKinsey & Co. and Corporate Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Diego Rodríguez Piedrahita, age 54, has acted as Chief Risk Management Officer of Grupo Aval since 1999. Mr. Rodríguez Piedrahita previously worked at Bank of America and ING. He has been the Chairman of the board of directors of Banco AV Villas since 2004 and a board member thereof since 2000. He has also been a member of the board of directors of Fidubogotá since 2000 and of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006. He holds a Bachelor’s degree in Business Management and a Master in Business Administration from George Washington University. Mr. Rodríguez Piedrahita’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Rodolfo Vélez Borda, age 48, has served as Vice President of Shared Services of Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He holds a degree in Systems Engineering from the Universidad de Los Andes, a Telecommunications specialty from The Universidad de Los Andes and a Business Management specialty form Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Carlos Ernesto Pérez Buenaventura, age 58, has served as Chief Strategy Officer of Grupo Aval since 2012 and formerly as CEO of Barclays in Spain. Previously he was the Division Head responsible for the Retail Bank, the Pension Fund Business and the Consumer Finance Companies of Citigroup in Argentina, Chile, Uruguay and Paraguay. He also worked for Citigroup in Colombia, Ecuador and Puerto Rico. In addition he has served as Marketing and Sales Manager of Alpina S.A. (food-producing company). He holds a degree in Industrial Engineering from Universidad Javeriana and has graduate studies in Business Management from Universidad del Rosario. Mr. Pérez Buenaventura’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Jorge Adrián Rincón Plata, age 33, has acted as our Chief Legal Counsel since May 2012. Mr. Rincón has been a member of the board of directors of Credomatic International Corporation since December 2010. He previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

María Edith González Flórez, age 54, has acted as Vice President of Accounting, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and a Finance specialty from Universidad ICESI. She has been a member of the board of directors of Casa de Bolsa S.A. since 2010. Ms. González Flórez’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Rafael Eduardo Neira Torres, age 57, has acted as Vice President of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Financial Superintendent, and formerly as Adjunct Financial Superintendent, at the Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in Accounting from the Universidad Jorge Tadeo Lozano and in Banking Management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

María José Arango Caicedo, age 47, has acted as Vice President of Procurement of Grupo Aval since 2000. She previously worked as Commercial Manager of Cocelco S.A., as Electronic Banking Manager at Banco de Occidente and as Project Manager in Fanalca. She has been a member of the board of directors of Corporación Publicitaria de Colombia S.A. since 2002. She holds a degree in Systems Engineering from Universidad ICESI and a Master’s degree in Business Administration from the Universidad del Valle. Ms. Arango Caicedo’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Mauricio Maldonado Umaña, age 35, has acted as Vice President of Strategy since 2012. Mr.Maldonado served as engagement manager at McKinsey & Co. and investment banking director at Corficolombiana. He holds a degree in industrial engineering from the Universidad de los Andes and a Master of Business Administration from the University of Chicago Booth School of Business. His business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Jose Manuel Ayerbe Osorio, age 40, he has served as Vice President of Marketing of Grupo Aval since 2012 and formerly as Marketing Manager of Visa Colombia, he also worked as Marketing Manager of Grupo Aval and previously acted as Advertisement Manager of Cocelco – Celumovil. He holds a degree in Systems Engineering from Universidad Javeriana de Cali, a Marketing specialty from the Universidad Jorge Tadeo Lozano. He is currently pursuing an Executive MBA from the Tecnológico de Monterrey. His business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Juan Guillermo Amaya Salcedo, age 54, he has served as Vice President of Technology of Grupo Aval since 2012 after serving as Vice President of Technological Projects of Grupo Aval since 1998. Mr. Amaya Salcedo acted as a consultant of the World Bank, the Oficina Alemana de Cooperación Técnica GTZ and as Assistant Manager of Impuestos Nacionales en Planeación y Desarrollo. He holds a degree in Systems Engineering from the Universidad de Los Andes, a Network Software specialty from the Universidad de Los Andes and studies in Computer Science from the Universidad Ensimag Grenoble Francia. Mr. Amaya Salcedo’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Edgar Enrique Lasso Fonseca, age 56, has acted as Vice President of Operational and Regulatory Risk Management of Grupo Aval since 2008. Mr. Lasso Fonseca held several positions at the Superintendency of Finance, including Delegate for Financial Intermediaries from 1995 until 2007. He previously worked as corporate analyst at Banco de Bogotá. He holds a degree in Economics from Universidad Externado de Colombia and in Banking Management from the Universidad de los Andes. Mr. Lasso Fonseca’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Tatiana Uribe Benninghoff, age 31, has acted as Financial Planning and Investor Relations Officer since 2013 and formerly as Strategy and M&A Manager since 2012 in Grupo Aval. Mrs. Uribe is also a member of the board of directors of Casa de Bolsa. Previously she served as an Investment Bank Director at Corficolombiana S.A. She holds a degree in Finance and International Relations from the Universidad Externado de Colombia and a Master of Business Administration from the McDonough School of Business at Georgetown University. Her business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

José Elías Melo Acosta, age 53, has served as President of Corficolombiana since 2008. Mr. Melo Acosta previously served as President of Megabanco from 1999 to 2006, of Banco del Estado in 1999 and of Confederación de Cooperativas de Colombia from 1994 to 1998. He has also served in several positions within the Colombian government including as Minister of Employment and Social Security, Superintendent of Finance, Vice Minister of Finance and Public Credit and Secretary of the Monetary Board of the Banco de la República. He has been a member of the board of directors of Fundación Grupo Aval since 2011. He holds a law degree with specialty in socioeconomic sciences from Universidad Javeriana. His business address is Carrera 13 No. 26–45, Bogotá D.C., Colombia.

Miguel Largacha Martínez, age 49, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Pensiones y Cesantías, and held other positions within BBVA Colombia S.A., including Executive Vice President and Legal Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the board of directors of Fundación Grupo Aval since 2011. He holds a law degree from Universidad Javeriana and has further completed postgraduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 27–75, Bogotá D.C., Colombia.

Ernesto Castegnaro, age 62, has served as President of BAC Credomatic since 1983. Mr. Castegnaro joined BAC Credomatic in 1976 and has over 30 years of experience managing credit card operations and over 25 years managing banking operations. He is also a director on the MasterCard Latin America Board of Directors. Mr. Castegnaro holds an MBA in Banking and Finance from INCAE and a Civil Engineering degree from the University of Costa Rica. His business address is Centro Corporativo Plaza Roble, Edificio Terrazas B, Escazú, San José, Costa Rica.

B.	Compensation

Our common shareholders must approve the compensation of our board of directors at the first semi-annual shareholders’ meeting of every calendar year.

Each member of our board of directors, including alternates, receives a fee based on attendance at each board of directors’ session. Members of our audit committee also receive an additional fee for attending audit committee meetings. For 2013, the board of directors’ session fee is Ps 1,800,000 and the audit committee session fee is Ps 1,800,000. For 2012, the board of directors’ session fee was Ps 1,575,000 per officer and the audit committee session fee was Ps 1,575,000 per officer.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information before our semi-annual general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, that we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 40.7 billion (U.S.$23.0 million) in 2012. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain predefined goals, and, therefore, the amounts paid may vary for each officer.

We do not have, and have not had in the past, any share option plans.

C.	Board practices

Audit committee

Our audit committee consists of three members, appointed by the board of directors: Álvaro Velásquez Cock, Esther América Paz Montoya and one position which is currently vacant. Mrs. Paz Montoya is the chair of our audit committee. Pursuant to Colombian law, the audit committee must meet at least quarterly.

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

Compensation committee

The board of directors of Grupo Aval approved the creation of a compensation committee composed of two member of the board of directors, Luis Carlos Sarmiento Angulo and Mauricio Cárdenas Müller. The compensation committee advises the board on remuneration matters and specifically undertakes to (i) review the remuneration of our President and (ii) review the criteria upon which our President will determine the remuneration of our senior management and employees.

D.	Employees

At December 31, 2012, on a consolidated basis, we employed approximately 59,406 individuals, with 47,970 employees, 5,417 personnel provided by staffing service companies and 6,019 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Porvenir, Corficolombiana and Grupo Aval (unconsolidated), at December 31, 2012.

	Banco de Bogotá (1)(2)	Banco de Occidente (3)	Banco Popular (4)	Banco AV Villas (5)	Porvenir	Corficolombiana	BAC Credomatic	Grupo Aval (unconsolidated)	Total
Employees	10,676	9,762	3,907	4,579	1,986	697	16,232	131	47,970
Personnel provided by staffing service companies	2,718	102	1,653	373	60	73	437	1	5,417
Outside contractors	2,369	1,012	1,114	1,259	149	111	-	5	6,019
Total	15,763	10,876	6,674	6,211	2,195	881	16,669	137	59,406

(1)	Excludes employees of Porvenir, Corficolombiana, BAC and their subsidiaries.

(2)	48.2% (4,138) of Banco de Bogotá’s direct employees (8,593) are represented by unions and 55.5% (4,767) of such employees are covered by collective bargaining agreements that expire in August 2015.

(3)	48.8% (3,627) of Banco de Occidente’s direct employees (7,430) are represented by unions and are covered by collective bargaining agreements that expire in December 2014.

(4)	31.9% (1,034) of Banco Popular’s direct employees (3,241) are represented by unions and 98.1% (3,179) of such employees are covered by collective bargaining agreements that expire in December 2014.

(5)	Less than 0.1% (2) of Banco AV Villas’ direct employees (4,001) are represented by unions.

E.	Share ownership

Mr. Sarmiento Angulo beneficially owns 95.0% of our outstanding common shares and 60.8% of our preferred shares as determined under SEC rules at April 15, 2013. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.” The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 15, 2013.

Shareholder	Common shares	Percentage of outstanding common shares	Preferred shares	Percentage of outstanding preferred shares
José Hernán Rincón Gómez	1,280,542	*	1,091,992	*
Alejandro Figueroa Jaramillo	557,695	*	1,538,460	*
Juan María Robledo Uribe	284,917	*	384,769	*
Esther América Paz Montoya	251,718	*	423,076	*
Efraín Otero Álvarez	102,729	*	300,000	*
Gabriel Mesa Zuleta	80,645	*	30,769	*
Luis Fernando Pabón Pabón	78,237	*	115,384	*
Enrique Mariño Esguerra	49,687	*	38,461	*
Diego Fernando Solano Saravia	49,586	*	152,078	*
Julio Leonzo Álvarez Álvarez	41,952	*	-	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Germán Villamil Pardo	33,058	*	-	*
María José Arango Caicedo	21,908	*	9,230	*
Diego Rodríguez Piedrahita	16,528	*	49,847	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Juan Camilo Ángel Mejía	7,319	*	22,666	*
Rodolfo Vélez Borda	7,112	*	11,538	*
Juan Guillermo Amaya Salcedo	1,013	*	6,988	*
José Elías Melo Acosta	-	*	16,733	*
Jorge Adrián Rincón Plata	-	*	30,768	*
Ana María Cuéllar de Jaramillo	-	*	50,846	*
Miguel Largacha Martínez	-	*	172,680	*
Carlos Ernesto Pérez Buenaventura	-	*	-	*
Luis Carlos Sarmiento Gutiérrez	-	*	-	*
Edgar Enrique Lasso Fonseca	-	*	-	*
María Edith González Flórez	-	*	-	*
Rafael Eduardo Neira Torres	-	*	-	*
Mauricio Maldonado Umaña	-	*	-	*
José Manuel Ayerbe Osorio	-	*	-	*
Tatiana Uribe Benninghoff	-	*	-	*
Ernesto Castegnaro	-	*	-	*

*      less than 0.1%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 85.9% of our issued and outstanding share capital at April 15, 2013. He retained 95.0% of our voting power by virtue of his beneficial ownership of 95.0% of our outstanding common shares, and beneficially owned 60.8% of our outstanding preferred shares, as determined under SEC rules, at April 15, 2013. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 18,551,766,453 of our aggregate equity securities outstanding comprising of 13,578,142,886 common shares outstanding and 4,973,623,567 preferred shares outstanding at April 15, 2013.

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

The following table sets forth information, as of December 31, 2012, regarding the beneficial ownership of our equity securities by:

•	each person that is a beneficial owner of more than 5% of our outstanding equity securities;

•	all directors and executive officers as a group; and

•	other shareholders.

	At December 31, 2012
Principal beneficial owners	Common shares	Percentage of outstanding common shares	Preferred shares	Percentage of outstanding preferred shares
Luis Carlos Sarmiento Angulo	12,905,118,094	94.7%	3,024,544,900	61.4%
Other directors and officers as a group	2,913,526	*	4,534,746	*
Other shareholders	713,990,504	5.2%	1,900,664,683	38.6%
Total	13,622,022,124	100.0%	4,929,744,329	100.0%

*	less than 0.1%.

To our knowledge, based on the registers maintained by Deceval, a Colombian registrar of companies, and our records, at April 8, 2013, there were 437 non-Colombian holders of our common and preferred shares, of which we believe there were at least 27 U.S. holders of our common shares and preferred shares who held in the aggregate less than 0.1% of our total shares outstanding.

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

Loans or deposits involving related parties

The following chart presents outstanding amounts of related party transactions involving loans or deposits between Grupo Aval and its consolidated subsidiaries, and each of the following individuals and entities.

	Transactions between Grupo Aval and its subsidiaries, and
	Grupo Aval’s directors and key management and their affiliates (1)	Close family members of Mr. Sarmiento Angulo and their affiliates	Mr. Sarmiento Gutiérrez and his affiliates	Mr. Sarmiento Angulo and his affiliates
	(in Ps billions)
	At December 31, 2012
Outstanding loans granted by us (2)	7.3	43.4	0.05	1,046
Outstanding loans granted to us (3)	0	0	0	1,151
Deposits (4)	10	4.1	7.8	2,556

	Transactions between Grupo Aval and its subsidiaries, and
	Grupo Aval’s directors and key management and their affiliates (1)	Close family members of Mr. Sarmiento Angulo and their affiliates	Mr. Sarmiento Gutiérrez and his affiliates	Mr. Sarmiento Angulo and his affiliates
	(in Ps billions)
	At December 31, 2011
Outstanding loans granted by us (2)	11.3	42.2	0.03	1,067
Outstanding loans granted to us (3)	0	0	0	1,444
Deposits (4)	10.2	9.3	0.2	2,104

(1)
Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Porvenir and Corficolombiana.

(2)	Includes loans approved but not yet disbursed. See “—Loans granted to related parties by our banking subsidiaries.”

(3)	Includes loans approved but not yet disbursed. See “—Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates.”

(4)
All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and on terms and conditions not materially different from those available to the general public.

For information on related party transactions in accordance with Colombian disclosure rules, see note 26 to our audited consolidated financial statements. Required Colombian disclosures as to related party transactions differ from those required by the SEC. For the purposes of note 26 to our audited consolidated financial statements, “related parties” includes the principal shareholders of Grupo Aval, members of the board of directors, individuals who are legal representatives of Grupo Aval and companies in which Grupo Aval, its principal shareholders or board members have a direct equity interest of at least 10.0%. For the purposes of this section, and as required by SEC rules, “related parties” includes enterprises that control, or are under common control with Grupo Aval, associates, individuals owning directly or indirectly an interest in the voting power that gives them significant influence over Grupo Aval, close family members, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any of the persons listed above. We determine beneficial ownership under SEC rules. See “—A. Major shareholders.”

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

Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates

Certain shareholders of Grupo Aval and their affiliates have granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis and at market rates that are substantially consistent with interest rates and collateral that would have been available to such parties from other lenders at the time those borrowings were entered into. Such loans have been granted for general corporate purposes (including funding the acquisition of 13,726,421 mandatorily convertible bonds issued by Banco de Bogotá (converted into 29,205,152 shares of Banco de Bogotá)). All loans are unsecured and have a five-year term, with a two-year grace period. The outstanding loans granted to Grupo Aval by shareholders of Grupo Aval and their respective affiliates at the date of this annual report are as follows:

•
loans granted by Bienes y Comercio S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval, with a total outstanding amount of Ps 339.2 billion (U.S.$191.8 million) at an interest rate of DTF + 3.0% per annum;

•
loans granted by Adminegocios & Cía. S.C.A., an entity beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval, with a total outstanding amount of Ps 8.3 billion (U.S.$4.7 million), at an interest rate of DTF + 3.0% per annum; and

•	loans granted by Rendifin S.A. to Grupo Aval with a total outstanding amount of Ps 789.7 billion (U.S.$446.6 million) at an interest rate of DTF + 3.0% per annum.

The total amount of loans outstanding (including guarantees) from companies beneficially owned by Mr. Sarmiento Angulo at the date of this annual report is Ps 1,137.3 billion (U.S.$643.2 million). The largest amount of loans (including guarantees) outstanding during the period from January 1, 2012 to the date of this annual report was Ps 1,509.1 billion with an average amount during 2012 of Ps 1,254.7 billion.

Business and financial reasons for borrowing from entities affiliated with Mr. Sarmiento Angulo

At the date of this annual report the total amount of loans outstanding from companies beneficially owned by Mr. Sarmiento Angulo was Ps 1,137.3 billion (U.S.$643.2 million). These loans have been entered into on an arm’s-length basis with us, the holding company, at a rate of DTF + 3.0% per annum, substantially consistent with rates that would have been available to the holding company from other lenders at the time those borrowings were entered into. The outstanding amount of these loans was Ps 1,444,120 and Ps 1,150,917 million as of December 31, 2011 and 2012, respectively. Therefore, following repayments, the outstanding balance of loans granted by entities affiliated with Mr. Sarmiento Angulo fell by Ps 306,870 million, between December 31, 2011 and the date of this annual report.

Grupo Aval has chosen not to borrow from competing banks at the holding company level. Among our funding alternatives, in addition to the global and local bond markets are companies affiliated with our controlling shareholder. These companies provide us with a stable source of financing at rates that are substantially consistent with rates available to us from other lenders. In addition, these loans are executed in a shorter timeframe and at lower transaction costs than if borrowed from other potential sources of funding.

On a consolidated basis, Grupo Aval had available cash resources in the amount of Ps 11,698,587 million (U.S. $6,021.8 million) and Ps 13,398,878 million (U.S.$7,577.6 million) as of December 31, 2011 and 2012, respectively. The majority of these cash resources are held by our subsidiaries.

Unconsolidated cash balances at the holding level were Ps 1,589,890 million (U.S.$818.4 million) and Ps 816.326 million (U.S. $461.7 million) as of December 31, 2011 and 2012, respectively. Cash at the holding company level increased during 2011 principally as a result of a preferred shares offering in the local market.

Unconsolidated cash balances at Grupo Aval have been recently kept at levels higher to those existent in the past due to strategic considerations including, among others, to be adequately prepared to support the growth of our banking subsidiaries.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 15, 2013, 9.6% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.4% of Banco AV Villas, 0.8% of Banco Popular, and 0.3% of Corficolombiana.

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)

For the three-month period ended March 31, 2013:	99.6
For the year ended December 31:
2012	336.9
2011	285.7

Vida Alfa also provides:

•
life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and

•	workers compensation for all employees of Grupo Aval and its subsidiaries (except BAC Credomatic).

Seguros Alfa S.A., or “Alfa,” a property and casualty insurance affiliate of Mr. Sarmiento Angulo, provides fire and earthquake insurance for mortgage loans granted by certain of our banks. In addition, Alfa provides surety bonds and property insurance for our subsidiaries. Our banking subsidiaries also provide insurance products affiliated with Vida Alfa and Alfa through their bancassurance lines. These transactions are conducted on an arm’s-length basis in the ordinary course of business. Alfa has in the past, but not currently, provided bankers’ blanket bond coverage to us and our subsidiaries, reinsured under prevailing market conditions, and surety bonds for Corficolombiana’s toll-road concessions.

Put/call agreement between Grupo Aval and Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo and a direct shareholder of Grupo Aval

On November 24, 2010, Grupo Aval and Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo, our controlling shareholder, entered into an agreement whereby Grupo Aval assigned to Adminegocios & Cia. S.C.A. its right to acquire up to 2,605,000 mandatorily convertible bonds issued by Banco de Bogotá (convertible into 5,542,553 shares of Banco de Bogotá). Under the put/call agreement, we had an option to purchase from Adminegocios & Cia. S.C.A., and they had the right to sell, 2,605,000 convertible bonds (or the underlying shares, if converted). In either case, the purchase price that would have been payable to Adminegocios & Cia. S.C.A. was the subscription price paid by Adminegocios & Cia. S.C.A. at the time of acquiring the mandatorily convertible bonds issued by Banco de Bogotá plus a premium of 6.5% per annum up to the date of acquisition. The option expired on February 2, 2013, and it was not exercised either by us or by Adminegocios & Cia. S.C.A. including the 2,605,000 convertible bonds assigned by us, Adminegocios & Cia. S.C.A. acquired a total of 4,249,965 convertible bonds issued by Banco de Bogotá. The mandatorily convertible bonds were acquired by Adminegocios & Cia. S.C.A. in order to finance the BAC Credomatic acquisition.

On March 1, 2011, Adminegocios & Cia. S.C.A. converted all of its 4,249,965 mandatorily convertible bonds holding into 9,042,478 common shares of Banco de Bogotá.

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo, and may continue to provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations), Vigía S.A. (security services), and Corporación Publicitaria S.A. (advertising).

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

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. Due to the provisions we have established and the legal opinions we have received, we do not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on our financial conditions or results of operations. At December 31, 2011 and 2012, we, and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of approximately Ps 67.4 and 64.4 billion, respectively.

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

Banco de Bogotá, Banco de Occidente, Banco Popular and Corficolombiana are subject to two relevant constitutional actions, as follows:

•
A constitutional action filed by certain individuals on behalf of the taxpayers of Cali, claiming that Banco de Bogotá, Banco de Occidente, Banco Popular and Corficolombiana, among other financial institutions, abused their dominant position as creditors of the municipality of Cali in connection with credit facilities granted to such institutions, and therefore, are seeking the reimbursement of interest paid by the municipality in excess of the amounts due at June 30, 2009. We believe that the probability of loss in connection with this constitutional action is low (eventual) and, as such, have not recorded any provisions in connection with this constitutional action.

•
A constitutional action filed by certain individuals on behalf of the Department of Valle del Cauca (Departamento del Valle del Cauca) against several financial institutions, including Banco de Bogotá, Banco de Occidente, Banco Popular and Corficolombiana claims that the Department has paid interest in a manner prohibited by law, in connection with a credit facility granted to the Province. In addition, the plaintiffs are claiming that the defendants did not pay the alleged real value of the shares of Sociedad Portuaria de Buenaventura and Empresa de Energía del Pacífico, on a sale transaction of said shares. We consider the probability of loss in connection with this constitutional action to be low (eventual) and, therefore, have not recorded any provision.

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

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and development of the company—Recent Developments.”

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

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2011 (beginning May 12)	1,320	1,120	3,363,366
2012	1,325	1,130	3,077,023
Quarter
Second Quarter 2011 (beginning May 12)	1,315	1,250	4,392,269
Third Quarter 2011	1,320	1,120	2,281,321
Fourth Quarter 2011	1,300	1,130	3,916,467
First Quarter 2012	1,325	1,160	3,914,596
Second Quarter 2012	1,315	1,145	2,917,731
Third Quarter 2012	1,210	1,130	2,364,517
Fourth Quarter 2012	1,300	1,205	3,092,296
First Quarter 2013	1,305	1,255	3,799,814
Second Quarter 2013 (through April 15, 2013)	1,280	1,240	2,205,455
Month
October 2012	1,300	1,205	4,395,320
November 2012	1,275	1,205	1,896,644
December 2012	1,300	1,220	2,842,113
January 2013	1,305	1,255	4,448,597
February 2013	1,295	1,270	4,195,227
March 2013	1,295	1,265	2,603,555
April 2013 (through April15, 2013)	1,280	1,240	2,205,455

Source: Colombian Stock Exchange.

On April 15, 2013, the last reported closing sale price on the Colombian Stock Exchange was Ps 1,240 per preferred share.

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

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2007	697	570	1,638,804
2008	645	388	1,378,067
2009	785	450	1,781,899
2010	1,770	745	2,069,109
2011	1,715	1,125	1,492,887
2012	1,330	1,130	496,621
Quarter
First Quarter 2011	1,715	1,345	1,669,916
Second Quarter 2011	1,370	1,255	1,805,270
Third Quarter 2011	1,315	1,125	1,119,850
Fourth Quarter 2011	1,270	1,135	1,384,055
First Quarter 2012	1,330	1,160	597,033
Second Quarter 2012	1,310	1,135	516,583
Third Quarter 2012	1,200	1,130	489,485
Fourth Quarter 2012	1,300	1,185	382,392
First Quarter 2013	1,295	1,260	627,895
Second Quarter 2013 (through April 15, 2013)	1,285	1,240	422,507

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Month
October 2012	1,300	1,200	556,112
November 2012	1,285	1,185	260,211
December 2012	1,290	1,210	309,853
January 2013	1,295	1,260	326,516
February 2013	1,295	1,265	586,797
March 2013	1,290	1,265	1,025,170
April 2013 (through April 15, 2013)	1,285	1,40	422,507

Source: Colombian Stock Exchange.

On April 15, 2013, the last reported closing sale price on the Colombian Stock Exchange was Ps 1,240 per common share.

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

The following tables set forth the high and low closing sales prices, and average daily trading volume for the common shares of Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana on the Colombian Stock Exchange for the periods indicated. Due to a relatively low public float (approximately 12.7% of the total share capital of Banco de Bogotá, approximately 4.4% of the total share capital of Banco Popular, approximately 9.1% of the total share capital of Banco de Occidente and approximately 4.7% of the total share capital of Banco AV Villas), the shares of these banking subsidiaries have historically traded at low volumes and traded at prices that we believe should not be a meaningful factor in determining the price for our preferred shares. Very few of the shares of Banco Popular not owned or controlled by us or our controlling shareholder are held by the public; rather, they are held by Colombian governmental institutions. Approximately 30.5% of the total shares of Corficolombiana is held by the public.

Banco de Bogotá

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2010	59,000	33,100	22,523
2011	56,000	47,300	15,547
2012	54,800	48,000	18,706

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Quarter
First quarter 2012	52,060	48,000	18,688
Second quarter 2012	51,780	49,700	16,105
Third quarter 2012	51,460	49,140	18,050
Fourth quarter 2012	54,800	50,680	21,895
First quarter 2013	59,420	54,180	19,069
Second quarter 2013 (through April 15, 2013)	58,300	57,700	11,456

Source: Colombian Stock Exchange.

On April 15, 2013, the last reported closing sale price on the Colombian Stock Exchange was Ps 58,300 per common share.

Banco de Occidente

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2010	38,900	27,780	18,251
2011	38,800	28,940	6,650
2012	32,000	28,220	2,659
Quarter
First quarter 2012	30,500	28,400	2,940
Second quarter 2012	32,000	30,000	2,266
Third quarter 2012	31,000	28,220	2,446
Fourth quarter 2012	32,000	31,000	2,969
First quarter 2013	34,500	31,120	2,485
Second quarter 2013 (through April 15, 2013)	33,700	32,020	1,557

Source: Colombian Stock Exchange.

On April 9, 2013, the last reported closing sale price on the Colombian Stock Exchange was Ps 33,000 per common share.

Banco Popular

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2010	560	300	80,055
2011	770	499	31,010
2012	520	500	99,155
Quarter
First quarter 2012	520	520	291,076
Second quarter 2012	520	500	8,527
Third quarter 2012	500	500	31,488
Fourth quarter 2012	500	500	59,411
First quarter 2013	480	475	400,383
Second quarter 2013 (through April 15, 2013)	500	500	38,989

Source: Colombian Stock Exchange.

The last reported closing sale price on the Colombian Stock Exchange, which was on April 12, 2013, was Ps 500 per common share.

Banco AV Villas

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2010	8,200	3,205	3,751
2011	8,200	6,500	894
2012	7,990	5,210	528
Quarter
First quarter 2012	7,990	5,210	861
Second quarter 2012	7,990	6,000	725
Third quarter 2012	7,980	6,520	246
Fourth quarter 2012	7,890	7,100	280
First quarter 2013	7,500	7,100	195
Second quarter 2013 (through April 15, 2013)	7,500	7,500	158

Source: Colombian Stock Exchange.

The last reported closing sale price on the Colombian Stock Exchange, which was on April 12, 2013, was Ps 7,500 per common share.

Corficolombiana

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2010	36,460	22,540	117,254
2011	35,600	31,600	79,754
2012	36,480	30,140	82,143
Quarter
First quarter 2012	34,880	33,600	67,773
Second quarter 2012	34,360	30,140	49,584
Third quarter 2012	35,500	31,300	84,180
Fourth quarter 2012	36,480	32,980	126,202
First quarter 2013	36,380	34,760	114,493
Second quarter 2013 (through April 15, 2013)	34,960	34,300	89,659

Source: Colombian Stock Exchange.

On April 15, 2013, the last reported closing sale price on the Colombian Stock Exchange was Ps 34,300 per common share.

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole market for the common and preferred shares of Grupo Aval and the common shares of our banking subsidiaries and Corficolombiana. There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the 82 companies listed on the Colombian Stock Exchange at April 15, 2013 was Ps 429.5 trillion (U.S.$242.9 billion). See “Item 4. Information on the Company—B. Business overview—Industry—Colombia—Recent developments in the Colombian stock market.”

Regulation of Colombian securities markets

Colombian securities markets are subject to the supervision and regulation of the Superintendency of Finance, which was created in 2005 following the merger of the Superintendency of Banking and the Superintendency of Securities. The Superintendency of Finance is an independent regulatory entity ascribed to the Ministry of Finance and Public Finance. The Superintendency of Finance has the authority to inspect, supervise and control the financial, insurance and securities exchange sectors and any other activities related to the investment or management of public savings. Accordingly, we are subject to the supervision and control of the Superintendency of Finance as an issuer of securities, and our subsidiaries are subject to its supervision and regulation as financial institutions and issuers of securities. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Colombian banking regulators—Ministry of Finance and Public Credit” and “—Superintendency of Finance.”

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

Grupo Aval’s banking subsidiaries extended a total of Ps 654.3 billion (U.S.$363.8 million at the representative market rate on May 12, 2011) of credit disbursed through 14,387 loans to finance the acquisition of preferred shares in the Preferred Shares Local Offering. The term of the financing offered ranged from one year to three years. Depending on the characteristics of the borrower, our banking subsidiaries may have required collateral, which may have included a pledge of the preferred shares that were subject to the financing. Such a pledge permits the banking subsidiary to seek the sale of the preferred shares if the borrower defaults. All the loans are full-recourse loans. Under the terms of the pledge, the shareholders are limited from selling their shares until the loans are repaid. Our banking subsidiaries will immediately seek, directly or through judicial process, the sale of the preferred shares as banks are not permitted to hold shares in their parent under Colombian law. Our banking subsidiaries have, on an aggregate basis, pledges over 160,501,261 preferred shares at December 31, 2012. For the performance of our preferred shares, see “Item 9. The Offer and Listing—C. Markets.” The proceeds of the Preferred Shares Local Offering have been used for the payment of certain outstanding loans and general corporate purposes.

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 9, 2013, we had 13,578,142,886 common shares outstanding, and 4,973,623,567 preferred shares outstanding.

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

Voting rights

Common shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting. These general meetings may be ordinary meetings or extraordinary meetings. Ordinary general shareholders’ meetings occur twice a year, no later than the last business day of March and September, for the following purposes:

•	to consider the approval of our report for the preceding six months ending on June 30 or December 31, as applicable, including the financial statements for the above-mentioned term;

•	to review the report prepared by the external auditor for the preceding six months ending on June 30 or December 31;

•	to elect directors and the external auditor (on an annual basis);

•	to determine the compensation of the members of the board of directors and the external auditor (on an annual basis); and

•
to determine the dividend policy and the allocation of profits, if any, of the preceding six months ending on June 30 or December 31, respectively, as well as any retained earnings from previous six months.

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

Redemption

All shareholders (whether holders of common or preferred shares) have, at their option, a redemption right in the following cases:

•
If, as a result of a merger, transformation or escisión of the Company, (a) the shareholders must assume a higher level of liability (i.e., by transforming a corporation into a partnership), or (b) the economic rights of the shareholders are impaired. In these events, the shareholders that were not present at the meeting in which the decision was taken or voted against it, may exercise the redemption right.

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

Dividends

Common shares

Following the approval of the financial statements at a general shareholders’ meeting, shareholders may determine the allocation of distributable profits, if any, of the preceding six months by a resolution approved by the majority of the holders of common shares present at the ordinary general shareholders’ meeting, pursuant to the recommendation of the board of directors and management.

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

Dividends declared on the common shares and the preferred shares will be payable to the record holders of those shares, as they are recorded on our share registry, on the appropriate dates as determined in the general shareholders’ meeting. However, in accordance with Decree 4766 of December 14, 2011 (which amended articles 2.23.1.1.4 and 2.23.1.1.5 of Decree 2555 of 2010), issued by the Ministry of Finance and Public Credit:

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

•
losses cause the decrease of our shareholders’ equity below 50% of the amount of outstanding share capital, unless one or more of the corrective measures described in the Colombian Code of Commerce are adopted by the shareholders within six months;

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

Under Colombian law, shares may be traded either in physical form or electronic form. Transfers of shares are subject to a registry system which differs depending on whether the shares are evidenced in electronic form or physical form. Transfers of shares evidenced by electronic certificates must first be registered with a securities central depositary through a stockbroker. The main purpose of the securities central depositary is to receive, safe keep and manage securities certificates issued by corporations in order to keep a record of the transactions undertaken over such securities, including transfers, pledges and withdrawals. Accordingly, they are not allowed to hold, invest or otherwise use the securities held under their custody.

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

On November 24, 2010, Grupo Aval and Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo, our controlling shareholder, entered into an agreement whereby Grupo Aval assigned to Adminegocios & Cia. S.C.A. its right to acquire up to 2,605,000 mandatorily convertible bonds issued by Banco de Bogotá (convertible into 5,542,553 shares of Banco de Bogotá shares). Under the put/call agreement, we had an option to purchase from Adminegocios & Cia. S.C.A., and they had the right to sell, 2,605,000 convertible bonds (or the underlying shares, if converted). In either case, the purchase price that would have been payable to Adminegocios & Cia. S.C.A. was the subscription price paid by Adminegocios & Cia. S.C.A. at the time of acquiring the mandatorily convertible bonds issued by Banco de Bogotá plus a premium of 6.5% per annum up to the date of acquisition. The option expired on February 2, 2013, and it was not exercised either by us or by Adminegocios & Cia. S.C.A. including the 2,605,000 convertible bonds assigned by us, Adminegocios & Cia. S.C.A. acquired a total of 4,249,965 convertible bonds issued by Banco de Bogotá. The mandatorily convertible bonds were acquired by Adminegocios & Cia. S.C.A. in order to finance the BAC Credomatic acquisition.

On February 1, 2012, we entered into an indenture in connection with our issuance of U.S.$600 million of 5.25% Senior Notes due 2017. The indenture was among us, as guarantor, Grupo Aval Limited, as Issuer, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Transfer Agent.

On September 19, 2012, we entered into an indenture in connection with our issuance of U.S.$1.0 billion of 4.75% Senior Notes due 2022. The indenture was among us, as guarantor, Grupo Aval Limited, as Issuer, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Transfer Agent.

D.	Exchange controls

Restrictions on foreign investment in Colombia

Colombia’s foreign investment statute regulates the manner in which non-residents are permitted to invest in Colombia and participate in the Colombian securities market. Among other requirements, Colombian law requires foreign investors to register certain foreign exchange transactions with the Colombian Central Bank and obtain authorization for certain types of investments. Certain foreign exchange transactions, including those between residents and non-residents, must be made through authorized foreign exchange market intermediaries.

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

Colombian tax considerations

For purposes of Colombian taxation, residence consists of the continuous presence in the country for more than six months either within a fiscal year or consecutive fiscal years, or the presence, whether or not continuous, in the country for more than six months within a fiscal year. Colombians who maintain their immediate family or their principal place of business in Colombia are considered residents for tax purposes, even if they are not present in the country during the fiscal year. For purposes of Colombian taxation, a legal entity is a resident of Colombia if it is organized under the laws of Colombia.

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

In the case of foreign capital portfolio investments, gain realized on a sale of shares will be taxed as described below.

Tax on foreign capital investment portfolio income

The 2012 Tax Reform (see “—Supervision and regulation—2012 Tax Reform”) established a new tax regime for foreign capital portfolio investments. These investors will be required to pay income tax for the profits obtained in the development of their activities, regardless of the vehicle used to carry them out, pursuant to Article 18-1 of the Fiscal Statute. The rate of such tax is generally 14%; for income other than dividends, however, a 25% rate will apply to investors domiciled in a tax haven jurisdiction. For income resulting from dividends subject to taxation, a general tax rate of 25% will apply.

Payment of this tax will be accomplished through withholding that is carried out on a monthly basis by the administrator of such investment portfolio, based on the profits earned by the investor during the corresponding month. When the income results from dividends subject to taxation, the withholding will be made by the company paying the dividend, at the time of payment.

The withholding, performed according to the rules established in the Fiscal Statute, shall constitute the final tax and investors will not be required to file an income tax return. However, if the investor sells shares of stock that are listed on the Colombian Stock Exchange in an amount that is above the 10% limit set forth in Article 36-1 of the Fiscal Statute (as described in the above paragraph under “—Taxation of sales of shares”), the investor will be required to file the corresponding income tax return, which will be filed by the administrator of the portfolio on his behalf.

Other Colombian taxes

At the date of this annual report, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. There are no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of preferred shares.

According to Law 1430 of 2010, enacted on December 29, 2010, gains derived from the sale of derivatives that are considered securities under Colombian law are not subject to income, withholding, remittance or other taxes in Colombia when the underlying asset consists exclusively of shares that are listed on the Colombian Stock Exchange, indexes or participations in mutual funds reflecting the behavior of such shares.

United States federal income taxation considerations for U.S. holders

In general

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our preferred shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the shares. This discussion applies only to a U.S. Holder that holds our preferred shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

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

Taxation of dividends

The preferred shares constitute equity of our company for U.S. federal income tax purposes. Therefore, subject to the passive foreign investment company, or “PFIC”, rules described below, distributions paid on our preferred shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be subject to U.S. federal income tax rates applicable to long-term capital gains  if certain conditions are met. However, because our preferred shares are not tradable on an established securities market in the United States and there is no income tax treaty between Colombia and the United States, we do not expect to be a qualified foreign corporation for this purpose. Accordingly, dividends paid on our preferred shares will be taxed at ordinary income rates.

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

Passive foreign investment company rules

Based on proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and on management estimates, we believe we were not a PFIC for U.S. federal income tax purposes for the 2012 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC, however, is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

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

Dividend policy

The amount of dividends, if any, that we pay will be dependent, in large part, on the amount of dividends received from our subsidiaries. From 2008 to 2012, the amount of dividends that we have paid increased at a compound annual growth rate of 21.5%. Dividends are declared semi-annually in March and September of each year, and we do not declare dividends quarterly. Our subsidiaries declared Ps 800.6 billion in 2012 and Ps 711.4 billion in 2011 of dividends payable to us, and we declared an aggregate of Ps 913.0 billion in 2012 and 790.3 billion in 2011 of dividends to our shareholders.

Unless noted otherwise, the following tables present the net profits of, and dividends declared by, each of our banks and Porvenir, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated. Dividends are paid to us on a monthly basis.

	For the year ended December 31,
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Porvenir		Total
	(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	64.4%	64.4%	68.2%	68.2%	93.7%	93.7%	79.9%	79.9%	20.0%	20.0%	–	–
Unconsolidated net profits	1,351	1,100	511	441	369	367	172	165	212	153	2,615	2,227
Dividends declared	582	495	226	205	180	177	78	71	206	152	1,271	1,100
Dividends contributed to Grupo Aval	375	319	154	140	169	166	62	57	41	30	801	711
Dividends declared by Grupo Aval	–	–	–	–	–	–	–	–	–	–	913	790

The allocation of our distributable profits, if any, is determined by our common shareholders following approval of our semi-annual financial statements. Our general shareholders’ meetings generally occur in March and September, three months after the close of the semi-annual period. As such, dividends declared in one year may relate to the results of the previous year.

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

Net income as reported in our consolidated Colombian GAAP financial statements differed from net income as reported in our consolidated Colombian Banking GAAP financial statements by Ps 30.0 billion (2.0%) and Ps 5.0 billion (0.4%) for the years ended December 31, 2012 and 2011, respectively.

We expect that differences between Colombian GAAP and Colombian Banking GAAP will continue to occur in future periods.

The amount of dividends expected from our subsidiaries will also depend on the future share ownership in our subsidiaries.

Dividend history of Grupo Aval

The following table presents the annual cash dividends paid by Grupo Aval on each share during the periods indicated.

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2008	30.00	0.013
2009	33.24	0.016
2010	37.80	0.020
2011	42.60	0.022
2012	49.20	0.028

Dividend history of our banking subsidiaries

The following tables set forth the annual cash dividends paid by each of our banks on each share during the periods indicated.

Banco de Bogotá

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2008	1,500.00	0.669
2009	1,566.00	0.766
2010	1,608.00	0.840
2011	1,728.00	0.889
2012	2,028.00	1.146

Banco de Occidente

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2008	1,134.00	0.505
2009	1,158.00	0.566
2010	1,233.00	0.644
2011	1,314.00	0.676
2012	1,452.00	0.821

Banco Popular

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2008	11.52	0.005
2009	16.98	0.008
2010	21.84	0.011
2011	22.92	0.012
2012	23.28	0.013

Banco AV Villas

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2008	233.08	0.104
2009	249.06	0.122
2010	285.81	0.149
2011	315.00	0.162
2012	345.00	0.195

Dividend history of Porvenir and Corficolombiana

The following tables present the annual cash dividends paid by Porvenir and Corficolombiana during the periods indicated.

Porvenir

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2008	771.00	0.344
2009	1,301.98	0.637
2010	918.00	0.480
2011	972.00	0.500
2012	–	–

Corficolombiana

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2008	1,038.00	0.463
2009	1,332.00	0.652
2010	882.00	0.461
2011	1,464.00	0.754
2012	882.00	0.499

Dividend history of BAC Credomatic

As of December 31, 2012, BAC Credomatic had declared U.S.$488.36 of cash dividends per share.

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

Commercial lending

56.9% of our total loan portfolio is composed of commercial loans to corporate and small- and medium-sized enterprises. However, the level of commercial loans varies in each of our banks. At December 31, 2012, the proportion of commercial loans was 63.2%, 55.8%, 43.4% and 38.0% at Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, respectively.

The credit approval process for commercial loans at each of our banks follows the policies and lending authorities established by each bank. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá, Banco Popular and Banco AV Villas or Comité de Crédito Dirección General at Banco de Occidente), which has lending limits that range between Ps 1.6 billion (approximately U.S.$0.9 million) at Banco Popular and Ps 8.0 billion (approximately U.S.$4.4 million) at Banco de Bogotá and Banco de Occidente.

Following the approval of a transaction by the credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management committee if the loan would result in aggregate exposure to the borrower in excess of Ps 5.0 billion. For commercial loans, the credit approval process includes the presentation to the Grupo Aval risk management committee of all potential credit exposures per client that, across all of our banks, represent an exposure in excess of Ps 30.0 billion (approximately U.S.$17 million). This committee, which is composed of the vice presidents of credit of each of our banks and the risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities. The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). The risk management committee will then submit the transaction to the Grupo Aval advisory board.

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

Consumer lending

Consumer lending represented 29.2% of the total loan portfolio at December 31, 2012; however, the participation and specialization by product varies in each of our banks. At December 31, 2012, Banco Popular consumer lending represented 52.9% of the total loan portfolio and was concentrated on payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas and Banco de Bogotá, consumer lending represented 48.0% and 23.9% of their total loan portfolio, respectively. At Banco de Occidente, 20.5% of the total loan portfolio consisted of consumer loans, with motor vehicle financing representing 7.6% of the total loan portfolio.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá, Banco Popular and Banco AV Villas or Comité de Crédito Dirección General at Banco de Occidente), which have lending limits that range between Ps 1.6 billion (approximately U.S.$0.9 million) at Banco Popular, and Ps 8.0 billion (approximately U.S.$4.4 million) at Banco de Bogotá and Banco de Occidente.

For consumer banking, each bank has developed a business model designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 51.8%, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tool, which has allowed the sale of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has successfully integrated Megabanco’s operations into its full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts. Banco de Occidente has become a leader in motor vehicle financing by maintaining an independent motor vehicle financing unit which has developed its own statistical models and its own origination and collection strategies.

Mortgage lending

Mortgage lending represented 5.4% of the total loan portfolio at December 31, 2012, with Banco AV Villas being the only one of our banks with a significant participation. At Banco AV Villas mortgage lending represents 13.8% of its loan portfolio, a percentage that has decreased consistently since 2005 when it was 44.5%. Although the year-end balance of mortgage loans at Banco AV Villas has decreased consistently over the last five years, there have been new disbursals for approximately Ps 1,081.0 billion during this same period. In order to ensure an adequate mortgage loan portfolio quality, Banco AV Villas has developed statistical models for the origination and follow-up on new mortgage loans, which has resulted in a very low past due to total loan ratios for recently originated loans.

Financial leases

Financial leases represented 8.1% of the total loan portfolio at December 31, 2012 and corresponded to the financial leasing transactions processed through Banco de Bogotá’s, Banco de Occidente’s and Banco Popular’s respective leasing divisions and Leasing Corficolombiana, a subsidiary of Corficolombiana which consolidates with Banco de Bogotá. All leasing subsidiaries have independent credit approval processes and their own credit policies, which in turn are closely supervised by their parent companies.

Microcredit lending

Microcredit loans represented 0.4% of the total loan portfolio at December 31, 2012.

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

Risk classification
Risk category	Commercial	Consumer
“A	“AA”	“AA”
“A” – between 0 and 30 days past due
“B”	“A”	“A” – more than 30 days past due
	“BB”	“BB”
“C”	“B”	“B”
	“CC”	“CC”
“D”	“Default”	“Default” – all other past due loans not classified in “E”
“E”	“Default”	“Default” – past due loans with a Loss given default (LGD) of 100% (1)

(1)
LGD is defined as a percentage to reflect the credit loss incurred if an obligor defaults. LGD for debtors depends on the type of collateral and as a percentage would gradually increase depending on the number of days elapsed  after being classified in each category.

For our mortgage and microcredit loan portfolios the risk categories in effect at December 31, 2012, based on past due status, are as follows.

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

Banks controlled by Grupo Aval are required to, and  maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters, as follows:

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

•
In 2009, a short-term liquidity index (Indicador de Riesgo de Liquidez), or “IRL,” that measures 7-, 15- and 30-day liquidity was established. This index is defined as the difference between adjusted liquid assets and net liquidity requirements. Liquid assets include total debt securities adjusted by market liquidity and exchange rate, excluding investments classified as “held to maturity” different from mandatory investments, Central Bank deposits and available cash. Net liquidity requirements are the difference between expected contractual asset and contractual and non-contractual liability cash flows. Cash flows from past due loans are not included in this calculation.

•
In 2011, the Superintendency of Finance implemented changes to liquidity reporting requiring the calculation of a new IRL ratio, or “IRL Ratio,” defined as adjusted liquid assets divided by the net liquidity requirements (in each case, as defined above), expressed as a percentage. The IRL Ratio may not fall below 100% for two consecutive weeks.

•
The Superintendency of Finance additionally adjusted the components of the IRL and IRL Ratio. The adjusted liquid assets now have to be classified as “high quality” or “other,” and high quality assets must represent at least 70% of the adjusted liquid assets. In addition, non-contractual outflows (demand and savings deposits outflows) have to be calculated using the median of the fifth percentile of the series of the largest outflows since December 31, 1996.

Our banks have adequate liquidity, as shown in the following table. The three-month cumulative liquidity gap values for our banks for year-end 2012, 2011 and 2010  and reflect unconsolidated figures for each of our banks.

	Year ended December 31,
Three-month cumulative liquidity position	2012	2011	2010
	(in Ps billions)
Banco de Bogotá
Total assets and contingencies	10,767	11,941	7,685
Total liabilities, equity and contingencies	11,067	9,960	8,094
Liquidity gap	(300)	1,981	(409)
Net liquid assets (NLA)	2,308	1,662	2,059
Liquidity gap plus NLA	2,008	3,643	1,650
Banco de Occidente
Total assets and contingencies	7,088	5,692	4,183
Total liabilities, equity and contingencies	3,468	3,917	2,874
Liquidity gap	3,620	1,775	1,309
Net liquid assets (NLA)	1,471	1,430	1,849
Liquidity gap plus NLA	5,091	3,205	3,157
Banco Popular
Total assets and contingencies	2,741	2,361	2,602
Total liabilities, equity and contingencies	1,423	855	1,429
Liquidity gap	1,318	1,506	1,173
Net liquid assets (NLA)	1,061	1,163	945
Liquidity gap plus NLA	2,379	2,669	2,118
Banco AV Villas
Total assets and contingencies	1,281	1,354	1,511
Total liabilities, equity and contingencies	2,167	1,561	2,025
Liquidity gap	(885)	(207)	(514)
Net liquid assets (NLA)	2,876	809	1,074
Liquidity gap plus NLA	1,991	602	560

The following table shows the short-term liquidity index and the IRL Ratio at December 31, 2012 and 2011  for each of our banks.

	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas
	At December 31,
	2012	2011	2012	2011	2012	2011	2012	2011
	(in Ps billions)
IRL – 7 days	7,498	6,345	2,789	2,709	1,975	2,740	1,939	2,026
IRL – 15 days	6,785	6,013	2,641	2,363	1,733	2,407	1,812	1,759
IRL – 30 days	6,655	5,395	2,324	1,677	1,504	1,781	1,668	1,639

	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas
	At December 31,
	2012	2011	2012	2011	2012	2011	2012	2011
	(in Percentages)
IRL – 7 days	2,482%	2,230%	1,360%	682%	3,206%	3,525%	1,080%	2,583%
IRL – 15 days	760%	1,054%	816%	391%	667%	684%	658%	606%
IRL – 30 days	675%	532%	439%	213%	381%	271%	455%	450%

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

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2012 and December 31, 2011, for a ten-day horizon for each of our banks. The averages, minimums and maximums are determined based on end-of-the-month calculations.

Banco de Bogotá

	Year ended December 31,				At December 31,
	2012				2011
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	446,665	485,832	522,658	446,665	441,638
Foreign exchange rate risk VaR	7,544	16,046	31,052	6,468	23,339
Variations in stock price risk VaR	11,718	9,457	17,865	287	15,911
Fund risk VaR	88,040	90,891	97,709	82,180	85,161
Total market risk VaR	553,968	602,225	631,450	553,968	566,049

Banco de Occidente

	Year ended December 31,				At December 31,
	2012				2011
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	80,478	67,949	81,880	60,436	63,893
Foreign exchange rate risk VaR	262	707	1,560	223	596
Variations in stock price risk VaR	11	12	12	11	12
Fund risk VaR	–	–	–	–	–
Total market risk VaR	80,751	68,667	72,672	61,107	64,502

Banco Popular

	Year ended December 31,				At December 31,
	2012				2011
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	84,655	87,894	100,903	71,736	99,298
Foreign exchange rate risk VaR	1,199	1,046	1,255	532	1,128
Variations in stock price risk VaR	14	11	15	6	12
Fund risk VaR	711	744	841	681	697
Total market risk VaR	86,579	89,695	103,013	72,955	101,134

Banco AV Villas

	Year ended December 31,				At December 31,
	2012				2011
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	96,735	80,785	97,672	61,829	54,775
Foreign exchange rate risk VaR	59	84	107	59	119
Variations in stock price risk VaR	–	–	–	–	–
Fund risk VaR	3	3	3	2	2
Total market risk VaR	96,797	80,872	97,748	61,938	54,896

Banco Popular’s regulatory VaR is greater than Banco de Occidente’s despite having a smaller portfolio, which is explained by Banco Popular’s average duration being greater than four years while Banco de Occidente’s is  slightly above two years.

The regulatory VaR of Banco AV Villas (almost exclusively interest rate risk) increased 76.3% between December 31, 2011 and December 31, 2012. Increases in the size and duration of the local currency debt securities (primarily TES) are the reason for the growth of the regulatory VaR.

Internal models for VaR calculation

In addition to Regulatory VaR, our banks use internal models to measure VaR in order to determine and control their main risks under normal operating conditions. In particular, all of our banks use internal models to oversee the interest rate risk of their investment portfolio. Banco de Bogotá, Banco de Occidente and Banco Popular use internal models to measure VaR of their full investment portfolio on a daily basis, while Banco AV Villas uses an internal model to measure VaR only for  its government debt securities position.

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

The following table shows the interest rate VaR calculation based on internal models for 2012 and 2011 on a ten-day horizon (using an adjustment factor applied to VaR on a one day horizon). The values presented for Banco AV Villas were calculated on Banco de Bogotá’s model. Values for all other banks are based on their internal models. The averages, minimums and maximums are determined based on daily calculations except for BAC Credomatic, which are determined based on end-of-the-quarter calculations.

Interest rate risk VaR (per internal model)

	Banco de Bogotá	Banco de Occidente	Banco Popular (1)	Banco AV Villas
	(in Ps millions)
2012
As of December 31	184,587	34,501	20,738	23,775
Average	109,034	28,273	11,651	–
Maximum	236,373	37,767	23,557	–
Minimum	60,651	22,638	7,954	–
2011
As of December 31	94,009	27,202	13,637	8,862

(1)
Banco Popular’s internal VaR data reflects Banco Popular’s unconsolidated results. The regulatory VaR, however corresponds to consolidated figures. Banco Popular (unconsolidated) accounts for over 98% of the consolidated regulatory VaR at year-end 2012 and 2011. Banco Popular’s VaR results are lower than Banco de Occidente’s as a significant portion of Banco de Occidente’s portfolio is held in foreign currencies through its subsidiaries in Panama and the Bahamas, resulting in increased volatility. In comparison, an immaterial amount of Banco Popular’s portfolio is denominated in foreign currencies.

Considerations on equity price risk regulatory VaR

As stated above, variations in equity price risk measured based on the regulatory VaR methodology include both equity investments held for trading and non-strategic holdings. In addition, it does not discriminate between listed and unlisted equity investments or between those which consolidate and those which do not. It focuses on investments in non-financial institutions.

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. At December 31, 2011, the investment subject to regulatory VaR was holdings on Proenergía Internacional, and at December 31, 2012, the investments subject to regulatory VaR was holdings on Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investment at December 31, 2012 and 2011.

	At December 31,
	2012			2011
	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio
Less than 18 months	-	-	-	–	–	–
18 - 36 months	-	-	-	–	–	–
More than 36 months	77,671	11,418	100.0%	106,499	15,655	100.0%
Total	77,671	11,418	100.0%	106,499	15,655	100.0%

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

	December 31, 2012			December 31, 2011
Grupo Aval (aggregated) (1)	Fair value	+50 basis points	+100 basis points	Fair value	+50 basis points	+100 basis points
	(in Ps millions)
Assets
Held-to-maturity securities	3,140,271	(9,270)	(18,521)	2,965,733	(12,674)	(25,298)
Loans	81,018,997	(664,898)	(1,307,851)	72,638,770	(567,306)	(1,086,986)
Short-term funds	3,517,858	-	-	2,944,277	–	–
Customer’s acceptances	68,472	-	-	116,625	–	–
Total interest rate sensitive assets	87,745,599	(674,168)	(1,326,372)	78,665,404	(579,980)	(1,112,284)
Liabilities
Checking accounts, savings deposits and other	55,944,831	-	-	50,055,718	–	–
Time deposits	27,636,082	(136,005)	(267,117)	22,731,759	(67,833)	(140,008)
Bank acceptances outstanding	86,905	-	-	123,075	–	–
Short-term funds	5,164,523	-	-	3,244,247	–	–
Borrowings from banks	12,312,762	(96,495)	(198,911)	11,563,521	(53,775)	(105,705)
Long-term debt	10,288,150	(96,847)	(191,846)	6,799,462	(70,279)	(138,891)
Total interest rate sensitive liabilities	111,433,253	(329,347)	(657,874)	94,517,782	(191,887)	(384,605)
Total net change	(23,687,655)	(344,820)	(668,498)	(15,852,377)	(388,093)	(727,679)

(1)	Grupo Aval aggregated reflects the sum of the fair values of each of our Colombian Banking GAAP subsidiaries and of Grupo Aval.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

No matters to report.

B.	Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2012, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Management Officer and our Vice-President of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the guidelines set forth by the COSO.

Based on this assessment, management believes that, as of December 31, 2012, its internal control over financial reporting was effective based on those criteria.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2012, has been audited by KPMG Ltda., an independent registered public accounting firm, which appears on page F-2.

D.	Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

The board of directors has determined that Esther América Paz Montoya is an audit committee financial expert. While Grupo Aval is not a listed issuer, Esther América Paz Montoya is an independent audit committee member under the standards of the New York Stock Exchange, which applies the audit committee independence requirements of the Securities and Exchange Commission.

ITEM 16B. Code of ethics

We have not adopted a written code of ethics because Colombian law does not require us to have a code of ethics.

ITEM 16C. Principal Accountant Fees and Services

Amounts billed to KPMG for audit and other services were as follows:

	2012	2011
	(In Ps millions)
Audit fees	12,246	10,455
Audit-related fees	–
Tax fees	28	45
Other fees paid	74	10

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 12.246 and Ps 10.455 million for the years 2012 and 2011, respectively.

Additionally other fees paid totaled Ps 74 million and Ps 10 million for the years ended 2012 and 2011, respectively, and tax fees paid totaled Ps 28 million and Ps 45 million for the years ended 2012 and 2011, respectively. Grupo Aval paid no audit-related fees for the years 2011 and 2009, respectively.

The services commissioned from our auditors meet the independence requirements stipulated by the Board of Accountants (Junta Central de Contadores) and by SEC rules and regulations, and they did not involve the performance of any work that is incompatible with the audit function.

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

In 2012, Grupo Aval did not repurchase any of its shares.

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

Not applicable.

ITEM 16H. Mine safety disclosure

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

 ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see page F-1.

ITEM 19. Exhibits

1.1	English translation of By-laws of Grupo Aval (incorporated by reference to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on March 7, 2011).
2.1
Indenture among Grupo Aval Limited, as Issuer, Grupo Aval Acciones y Valores S.A., as Guarantor, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of February 1, 2012 (incorporated by reference to our Annual Report on Form 20-F filed with the SEC on April 30, 2012 (File No. 000-54290)).

2.2.
Indenture among Grupo Aval Limited, as Issuer, Grupo Aval Acciones y Valores S.A., as Guarantor, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of September 26, 2012.

4.1
Stock purchase agreement dated as of July 15, 2010 among GE Consumer Finance Central Holdings Corp., General Electric Capital Corporation and Grupo Aval Acciones y Valores S.A. (incorporated by reference to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on March 7, 2011).

4.2
Loan Agreement between Bancolombia S.A. and Leasing Bogota S.A. – Panama, dated as of November 26, 2010 (incorporated by reference to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on March 7, 2011).

4.3
Loan Agreement between Bancolombia S.A. and Leasing Bogota S.A. – Panama, dated as of November 26, 2010 (incorporated by reference to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on March 7, 2011).

4.4
Agreement between Grupo Aval Acciones y Valores S.A. and Adminegocios & Cia. S.C.A. regarding mandatorily convertible bonds issued by Banco de Bogota, dated as of November 24, 2010 (incorporated by reference to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on March 7, 2011).

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

Date:  April 26, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010
Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2012 and 2011	F-3
Consolidated statements of income for the years ended December 31, 2012, 2011 and 2010	F-5
Consolidated statements of shareholders’ equity for the years ended December 31, 2012, 2011 and 2010	F-7
Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010	F-9
Notes to the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-11

KPMG Ltda. Calle 90 No. 19C – 74 Bogotá D.C.	Teléfono 57 (1) 6188100 Fax 57 (1) 2185490 www.kpmg.com.co

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Grupo Aval Acciones y Valores, S. A. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Grupo Aval Acciones y Valores, S. A. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012.  We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo Aval Acciones y Valores’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in its 2012 annual report on Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Colombia and the regulations of the Colombian Superintendency of Finance for financial institutions (collectively, “Colombian Banking GAAP”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Colombian Banking GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval Acciones y Valores, S. A. and Subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with Colombian Banking GAAP.  Also in our opinion, Grupo Aval Acciones y Valores, S. A. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

The accompanying consolidated financial statements as of and for the year ended December 31, 2012 have been translated into United States dollars solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in Colombian pesos have been translated into United States dollars on the basis set forth in note 2 (c) of the notes to the consolidated financial statements.

Colombian Banking GAAP varies in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 30 to the consolidated financial statements.

/s/ KPMG Ltda.

KPMG Ltda.

Bogota, Colombia
April 26, 2013

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2012 and 2011

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	Notes		U.S. dollars (1) December 31, 2012		December 31, 2012		December 31, 2011
Assets
Cash and cash equivalents
Cash and due from banks	3	US$	5,592.6	Ps.	9,889,060	Ps.	8,781,960
Interbank and overnight funds			1,984.9		3,509,818		2,916,627
Total cash and cash equivalents			7,577.5		13,398,878		11,698,587
Investment securities, net	4
Debt securities:
Trading			2,758.6		4,877,902		3,554,761
Available for sale			6,547.7		11,577,910		9,693,147
Held to maturity			1,844.4		3,261,320		3,071,883
Total debt securities			11,150.7		19,717,132		16,319,791
Equity securities:
Trading			840.1		1,485,573		1,052,282
Available for sale			1,188.1		2,100,896		1,611,891
Total equity securities			2,028.3		3,586,469		2,664,173
Allowance for investment securities			(4.4)		(7,814)		(8,735)
Total investment securities, net			13,174.6		23,295,787		18,975,229
Loans and financial leases:	5
Commercial loans			25,740.0		45,514,193		40,545,544
Consumer loans			13,222.4		23,380,197		19,735,885
Microcredit loans			164.5		290,916		284,167
Mortgage loans			2,459.1		4,348,331		4,218,377
Financial leases			3,673.6		6,495,717		5,163,767
			45,259.6		80,029,354		69,947,740
Allowance for loan and financial lease losses			(1,439.6)		(2,545,565)		(2,306,500)
Total loans and financial leases, net			43,820.0		77,483,789		67,641,240
Interest accrued on loans and financial leases	6
Accrued interest receivable on loans and financial leases			448.6		793,220		644,676
Allowance for accrued interest losses			(43.7)		(77,230)		(61,156)
Total interest accrued on loans and financial leases, net			404.9		715,990		583,520

Accounts receivable, net	6		1,018.5		1,800,933		1,612,903
Bankers’ acceptances, spot transactions and derivatives financial instruments	7		256.9		454,306		418,809
Property, plant and equipment, net	8		1,015.1		1,794,937		1,761,309
Operating leases, net	9		212.5		375,707		323,249
Foreclosed assets, net	10		52.0		91,990		77,761
Prepaid expenses and deferred charges, net	11		1,109.4		1,961,680		1,956,204
Goodwill, net	12		1,607.6		2,842,533		3,110,745
Other assets, net	13		638.3		1,128,613		1,072,610
Reappraisal of assets	14		1,310.8		2,317,812		2,269,701
Total assets		US$	72,198.1	Ps.	127,662,957	Ps.	111,501,867
Memorandum accounts	24	US$	284,570.9	Ps.	503,186,848	Ps.	425,871,982
(1)  See note 2 (c).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

As of December 31, 2012 and 2011

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	Notes		U.S. dollars (1) December 31, 2012		December 31, 2012		December 31, 2011
Liabilities and shareholders’ equity
Deposits:
Non-interest bearing:
Checking accounts		US$	6,703.2	Ps.	11,852,841	Ps.	12,249,991
Other			537.2		949,958		1,047,378
Total non-bearing deposits			7,240.4		12,802,799		13,297,369
Interest bearing:
Checking accounts			4,665.5		8,249,595		7,167,800
Time deposits	15		15,193.1		26,864,967		22,630,493
Saving deposits			18,971.5		33,545,932		27,911,952
Total interest bearing deposits			38,830.1		68,660,494		57,710,245
Total deposits			46,070.5		81,463,293		71,007,614
Bankers´ acceptances and derivatives financial instruments			231.9		410,048		468,963
Interbank borrowings and overnight funds	16		2,916.2		5,156,481		3,225,145
Borrowings from banks and others	17		5,870.8		10,380,926		11,437,751
Accounts payable	18		1,699.6		3,005,305		3,093,949
Accrued interest payable			268.5		474,822		313,030
Other liabilities	19		961.7		1,700,570		1,447,764
Bonds	20		5,524.7		9,769,001		6,566,235
Estimated liabilities	21		459.1		811,711		855,261
Non-controlling interest	22		3,058.3		5,407,697		4,927,029
Total liabilities			67,061.3		118,579,854		103,342,741
Shareholders´ equity	23
Subscribed and paid in capital:
Common and preferred shares			10.5		18,551		18,551
Additional paid in capital			2,076.5		3,671,663		3,671,048
Retained earnings:
Appropriated			1,646.5		2,911,340		2,332,030
Unappropriated			455.2		804,922		668,996
Equity surplus:
Equity inflation adjustments			370.2		654,608		741,892
Unrealized net gains on investment securities available for sale			44.2		78,218		(292,952)
Reappraisal of assets	14		533.7		943,801		1,019,561
Total shareholders’ equity		US$	5,136.8	Ps.	9,083,103	Ps.	8,159,126
Total liabilities and shareholders’ equity		US$	72,198.1	Ps.	127,662,957	Ps.	111,501,867
Memorandum accounts	24	US$	284,570.9	Ps.	503,186,848	Ps.	425,871,982
(1)  See note 2 (c).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For years ended December 31, 2012, 2011 and 2010

(Stated in millions of Colombian pesos and millions of U.S. dollars, except per share data)

	Notes		2012(1) U.S dollars		2012		2011		2010(2)
Interest income:
Interest on loans		US$	4,550.3	Ps.	8,045,972	Ps.	6,514,632	Ps.	4,627,299
Interest on investment securities			734.6		1,298,971		1,029,787		1,452,689
Interbank and overnight funds			117.0		206,840		145,495		99,004
Financial leases			369.4		653,189		460,916		363,605
Total interest income			5,771.3		10,204,972		8,150,830		6,542,597
Interest expense:
Checking accounts			90.1		159,243		82,429		29,492
Time deposits			789.5		1,396,062		869,120		679,068
Saving deposits			618.7		1,094,030		808,055		640,847
Total interest expense on deposits			1,498.3		2,649,335		1,759,603		1,349,407

Borrowings from banks and others			267.7		473,377		435,790		176,968
Interbank and overnight funds (expenses)			129.1		228,272		146,907		109,306
Bonds			307.5		543,689		339,631		278,118
Total interest expense			2,202.6		3,894,673		2,681,931		1,913,799
Net Interest Income			3,568.7		6,310,299		5,468,898		4,628,798
Provisions for loan and financial lease losses, accrued interest and other receivables, net			589.2		1,041,757		874,920		820,295
Recovery of charged-off assets			(80.7)		(142,650)		(167,498)		(108,963)
Provision for investment securities, foreclosed assets and other assets			32.4		57,314		65,824		368,271
Recovery of provisions for investments securities, foreclosed assets and other assets			(22.1)		(39,078)		(356,931)		(52,659)
Total provisions, net			518.8		917,343		416,315		1,026,944
Net interest income after provisions			3,049.9		5,392,956		5,052,583		3,601,854
Fees and other services income:
Commissions from banking services			779.1		1,377,550		1,290,036		915,979
Branch network services			15.5		27,445		35,001		22,163
Credit card merchant fees			201.3		355,917		320,341		165,616
Checking fees			40.7		71,947		74,379		69,530
Warehouse services			98.8		174,745		174,972		147,463
Fiduciary activities			100.9		178,446		149,886		146,856
Pension plan management			275.2		486,530		458,123		409,930
Other			97.0		171,582		170,015		103,324
Total fees and other services income			1,608.5		2,844,162		2,672,753		1,980,861
Fees and other services expenses			261.4		462,142		438,388		363,141
Total fees and other services income, net		US$	1,347.1	Ps.	2,382,020	Ps.	2,234,365	Ps.	1,617,720
(1)     See note 2 (c).
(2)	Includes a month period ended December 31, 2010 related to the business combination with BAC Credomatic effective December 9, 2010 (see Note 1(b))

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME - Continued

For years ended December 31, 2012, 2011 and 2010

(Stated in millions of Colombian pesos and millions of U.S. dollars, except per share data)

	Notes		2012(1) U.S dollars		2012		2011		2010 (2)
Other operating income:
Foreign exchange (losses) gains, net		US$	(19.8)	Ps.	(35,018)	Ps.	206,402	Ps.	49,504
Gains (losses) on derivative operations, net			121.6		214,944		(18,818)		92,893
Gains on sales of investments in equity securities, net			6.1		10,708		41,868		87,450
Income from non-financial sector, net			218.3		385,954		441,708		294,800
Dividend income			56.0		98,935		78,883		43,516
Other			118.8		210,138		207,950		217,350
Total other operating income			500.9		885,661		957,993		785,513
Total operating income			4.897.9		8,660,637		8,244,941		6,005,087
Operating expenses:
Salaries and employee benefits			1,090.1		1,927,545		1,773,734		1,262,403
Bonus plan payments			53.8		95,087		104,496		45,146
Termination payments			12.2		21,508		23,920		11,596
Administrative and other expenses	25		1,508.6		2,667,626		2,476,779		1,817,086
Insurance on deposit, net			104.8		185,264		162,766		133,111
Charitable and other donation expenses			7.2		12,738		21,948		7,198
Depreciation	8,9		167.8		296,643		276,670		214,790
Goodwill amortization	12		52.7		93,109		92,634		28,620
Total operating expenses			2,997.2		5,299,520		4,932,947		3,519,950
Net operating income			1,900.7		3,361,117		3,311,993		2,485,137
Non-operating income (expense):	26
Other income			349.8		618,516		320,740		364,555
Other expense			(96.4)		(170,448)		(124,516)		(187,621)
Total non-operating income (expense), net			253.4		448,068		196,224		176,934
Income before income tax expense and non- controlling interest			2,154.2		3,809,186		3,508,218		2,662,071
Income tax expense	21		(775.8)		(1,371,739)		(1,136,748)		(830,989)
Income before non-controlling interest			1,378.4		2,437,447		2,371,470		1,831,082
Non-controlling interest			(515.2)		(911,059)		(1,080,243)		(874,232)
Net income attributable to Grupo Aval shareholders		US$	863.2	Ps.	1,526,388	Ps.	1,291,226	Ps.	956,850
Earnings per share (in pesos)				Ps.	82.278	Ps.	79.184	Ps.	68.621
Weighted average number of common and preferred shares outstanding					18,551,656,161		16,306,613,443		13,943,980,671

(1)  See note 2 (c).
(2)  Includes a month period ended December 31, 2010 related to the business combination with BAC Credomatic effective December 9, 2010 (see Note 1(b)).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For years ended December 31, 2012, 2011 and 2010

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	Millions of shares							Retained earnings						Equity surplus
	Preferred non-voting shares	Voting common shares	Capital at Par value		Additional paid-in capital		Appropriated		Unappropriated		Equity inflation adjustments		Unrealized gains/ (losses) on investments available for sale		Reappraisal of assets		Total Shareholders’ equity
Balance at December 31, 2009	-	13,944	Ps.	13,944	Ps.	647,414	Ps.	1,266,025	Ps.	679,686	Ps.	743,191	Ps.	18,346	Ps.	715,680	Ps.	4,084,286
Net Income	-	-		-		-		-		956,850		-		-		-		956,850
Transfer to appropriated retained earnings	-	-		-		-		897,812		(897,812)		-		-		-		-
Changes in equity surplus	-	-		-		-		-		-		(1,069)		11,359		(7,886)		2,404
Dividends declared	-	-		-		-		(233,360)		(255,474)		-		-		-		(488,834)
Donations	-	-		-		-		(13)		-		-		-		-		(13)
Contribution to employee benefit plan	-	-		-		-		(138)		-		-		-		-		(138)
Balance at December 31, 2010	-	13,944	Ps.	13,944	Ps.	647,414	Ps.	1,930,326	Ps.	483,250	Ps.	742,122	Ps.	29,705	Ps.	707,794	Ps.	4,554,555
Net Income	-	-		-		-		-		1,291,226		-		-		-		1,291,226
Transfer to appropriated retained earnings and change of common shares by preferred shares	138	(138)		-		-		721,683		(721,683)		-		-		-		-
Issuance of preferred shares	1,600	-		1,600		2,077,770		-		-		-		-		-		2,079,370
Issuance of preferred shares increasing the controlling interest in Banco Popular	3,007	-		3,007		945,864		-		-		-		-		-		948,871
Changes in equity surplus	-	-		-		-		-		-		(230)		(322,657)		311,767		(11,120)
Dividends declared	-	-		-		-		(319,659)		(382,850)		-		-		-		(702,509)
Donations	-	-		-		-		(301)		(941)		-		-		-		(1,242)
Contribution to employee benefit plan	-	-		-		-		(19)		(6)		-		-		-		(25)
Balance at December 31, 2011	4,745	13,806	Ps.	18,551	Ps.	3,671,048	Ps.	2,332,030	Ps.	668,996	Ps.	741,892	Ps.	(292,952)	Ps.	1,019,561	Ps.	8,159,126
Transfer to appropriated retained earnings and change of common shares by preferred shares	185	(185)		-		-		721,466		(721,466)		-		-		-		-
Issuance of preferred shares				-		615												615
Unrealized gains	-	-		-		-				-		-		197,267		-		313,601
Net Income	-	-		-		-		-		1,526,388		-		-		-		1,526,388
Transfer to appropriated retained earnings	-	-		-		-		668,996		(668,996)		-		-		-		-
Equity tax paid	-	-		-		-		-		-		(47,161)		-		-		(47,161)
Reappraisal of assets	-	-		-		-		-		-		-		-		98,143		98,143
Dividends declared	-	-		-		-		(845,959)		-		-		-		-		(845,959)
Changes in equity surplus	-	-		-		-		35,957		-		(40,123)		173,903(2)		(173,903)(2)		(4,166)
Donations	-	-		-		-		(1,150)		-		-		-		-		(1,150)
Balance at December 31, 2012	4,930	13,621	Ps.	18,551	Ps.	3,671,663	Ps.	2,911,340	Ps.	804,922	Ps.	654,608	Ps.	78,218	Ps.	943,801	Ps.	9,083,103
Balance at December 31, 2012 (1) (US dollars)			US$	10.5	US$	2,076.5	US$	1,646.5	US$	455.2	US$	370.2	US$	44.2	US$	533.7	US$	5,136.8

(1)
In March 2012 Grupo Aval sold 466,457 of its preferred shares in the open market.  Grupo Aval held these shares since June 2011, when a limited number of initial purchasers in our Preferred Shares Local Offering defaulted on their obligation to pay for all preferred shares allocated to them.  As set forth in the governing documents of the Preferred Shares Local Offering, Grupo Aval sold these shares as soon as practicable upon completion of the Preferred Shares Local Offering at a price in excess of Ps 1,300, or the initial issuance price.  The sale of these shares generated additional paid-in capital of Ps 615, for Grupo Aval.

(2)	Reflects a reclassification between unrealized gains/losses on investments available for sale and reappraisal of assets associated with the escisiòn process related to Banco Popular.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For years ended December 31, 2012, 2011 and 2010

(Stated in millions of Colombian pesos and millions of U.S. dollars)

		2012(1)
		U.S. dollars		2012		2011		2010(2)

Cash flows from operating activities:
Net income attributable to Grupo Aval’s shareholders for the year	US$	863.2	Ps.	1,526,388	Ps.	1,291,226	Ps.	956,850
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		178.2		315,168		276,670		214,790
Goodwill amortization		55.2		97,661		92,634		28,620
Non-controlling interest		515.2		911,060		1,080,243		874,232
Provisions for loan and financial lease losses, accrued interest and other receivables, net		594.8		1,051,685		874,920		820,295
Provision (recovery) for foreclosed assets, net		5.8		10,286		11,584		(7,062)
Provision (recovery) for losses on investment securities, net		(0.5)		(827)		(325,527)		342,480
Provision (recovery) for property, plant and equipment		1.3		2,360		(6,538)		(496)
Gain on sales of investment securities, net		(6.7)		(11,861)		(29,025)		(160,279)
Gain on valuation of investment securities		(407.8)		(721,102)		(579,443)		(1,470,101)
Gain on sales of foreclosed assets		(57.5)		(101,642)		(17,919)		(34,733)
Gain on sales of property, plant and equipment		(64.0)		(113,253)		(21,728)		(19,777)
Realized and unrealized losses (gains) on derivative transactions		(64.8)		(114,645)		18,818		(92,893)
Decrease (Increase) in trading securities		1,734.1		3,066,372		2,507,219		1,480,275
Net change in other assets and liabilities		(442.0)		(781,490)		(433,529)		(482,192)
Net cash provided by (used in) operating activities		2,904.5		5,136,160		4,739,605		2,450,009
Cash flows from investing activities:
Increase on loans and financial leases		(7,018.7)		(12,410,637)		(11,747,029)		(7,480,222)
Proceeds from sales of property, plant and equipment		222.3		393,124		395,413		147,610
Proceeds from sales of investments securities		3,905.5		6,905,845		6,651,321		2,559,505
Proceeds from sales of foreclosed assets		98.2		173,596		99,912		67,927
Acquisition of property, plant and equipment and assets for operating leases		(402.6)		(711,802)		(811,260)		(215,717)
Payment for purchase of companies		(20.1)		(35,553)		(147,011)		(3,611,174)
Acquisition of investment securities		(7,660.9)		(13,546,318)		(8,214,989)		(4,359,986)
Net cash used in investing activities	US$	(10,876.3)	Ps.	(19,231,745)	Ps.	(13,773,643)	Ps.	(12,892,057)

(1)	See note 2 (c).
(2)	Includes a month period ended December 31, 2010 related to the business combination with BAC Credomatic effective December 9, 2010 (see Note 1(b)).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS -Continued

For years ended December 31, 2012, 2011 and 2010

(Stated in millions of Colombian pesos and millions of U.S. dollars)

		2012(1)
		U.S. dollars		2012		2011		2010(2)

Cash flows from financing activities:
Dividends paid	US$	(458.2)	Ps.	(810,161)	Ps.	(606,725)	Ps.	(477,006)
Increase of deposits		6,789.7		12,005,716		7,056,883		3,706,872
Increase (decrease) in interbank borrowings and overnight funds		1,109.9		1,962,494		758,789		(357,173)
Increase (decrease) in borrowings from banks and others		(245.5)		(434,111)		778,393		4,656,876
Increase in bonds		1,912,0		3,380,782		1,465,053		2,530,183
Decrease in non-controlling interest		(175.0)		(309,459)		(482,570)		(584,858)
Issuance of common and preferred shares		0.3		615		2,079,370		-
Net cash provided by financing activities		8,933.2		15,795,876		11,049,193		9,474,894
Increase (decrease) in cash and cash equivalents		961.5		1,700,291		2,015,155		(967,154)
Cash acquired on business combination		-		-		793		3,278,858
Cash and cash equivalents at beginning of year		6,616.0		11,698,587		9,682,639		7,370,935
Cash and cash equivalents at end of year	US$	7,577.5	Ps.	13,398,878	Ps.	11,698,587	Ps.	9,682,639

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	US$	2,211.9	Ps.	3,911,222	Ps.	2,706,542	Ps.	1,935,534
Income taxes	US$	571.4	Ps.	1,010,276	Ps.	1,106,987	Ps.	1,005,873

(1)	See note 2 (c).
(2)	Includes a month period ended December 31, 2010 related to the business combination with BAC Credomatic effective December 9, 2010 (see Note 1(b)).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(1)	ORGANIZATION AND BACKGROUND

a.	Organization

Grupo Aval Acciones y Valores S.A. (the “Company” or “Grupo Aval”) was incorporated under Colombian law on January 7, 1994 with a registered office and business address in Bogotá, Colombia. The main purpose of Grupo Aval’s consolidated banking subsidiaries (Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A.) is to carry out all transactions, acts and services inherent to the banking business according to applicable laws and regulations. Through its investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”) and Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), Grupo Aval is also present in the merchant banking and pension and severance fund management businesses in Colombia. Through its investments in BAC Credomatic, Grupo Aval is also present in the Central American banking market in seven countries of the region.

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

b.	BAC Credomatic Inc., formerly known as BAC Credomatic GECF Inc. (“BAC” or “BAC Credomatic”) acquisition

On July 15, 2010, Grupo Aval entered into a stock purchase agreement with GE Capital to acquire all of the outstanding shares of BAC Credomatic for U.S$1.90 billion (Ps 3,573,558), subject to certain adjustments. Grupo Aval completed the acquisition on December 9, 2010 for U.S$ 1.92 billion (Ps. 3,611,174). BAC Credomatic is a leading Central American financial group by total assets, loans and deposits, with principal operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, as well as a credit card-issuing operation in Mexico, a merchant and card processing center in the State of Florida, and certain offshore subsidiaries. At June 30, 2010, BAC Credomatic had approximately two million credit card and debit card accounts, of which approximately half were debit card accounts and approximately half were BAC Credomatic’s credit card accounts.

By means of a communication dated December 2, 2010, the Colombian Superintendency of Finance authorized the increase of the capital investment of Banco de Bogotá in Leasing Bogotá S.A. Panamá for Ps. 3,090,000 or approximately U.S.$ 1.64 billion, with the purpose of providing the latter with resources enough to acquire all shares of Sociedad BAC Credomatic GECF, Inc.

The Colombian Superintendency of Finance authorized Banco de Bogotá S.A. on December 3, 2010, to make the indirect investment through Leasing Bogotá S.A., on BAC Credomatic GECF, Inc., holding of Grupo Financiero Centroamericano BAC Credomatic.

On December 9, 2010, Leasing Bogotá S.A. Panamá purchased all shares of BAC Credomatic GECF, Inc., in conformity with the terms of the shares purchase contract. The Superintendency of Finance authorized Grupo Aval to include in its consolidated statements of income a one month period ended December 31, 2010. As a result, the 2010 financial statements are not comparable with other years.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

c.	Grupo Aval and its consolidated subsidiaries

These Consolidated Financial Statements include the assets, liabilities, earnings, contingent accounts and memorandum accounts of Grupo Aval Acciones y Valores S.A. and its majority-owned subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares as well as companies that Grupo Aval controls despite holding less than 50% of their outstanding voting shares, except private capital funds and other special purposes entities that are not considered societies under Colombian law.

All significant inter-company transactions and balances have been eliminated in consolidation.

The following chart shows the banking subsidiaries that Grupo Aval directly consolidates and its share in each of their shareholders’ equity as of December 31, 2012, 2011 and 2010:

	2012	2011	2010

Banco de Bogotá S.A. (1)	64.44%	64.44%	65.33%
Banco de Occidente S.A. (2)	68.24%	68.24%	67.97%
Banco Popular S.A. (3)	93.73%	93.73%	30.66%
Banco Comercial AV Villas S.A.	79.85%	79.85%	79.85%
Grupo Aval Limited	100.00%	0.00%	0.00%
Grupo Aval International Limited	100.00%	0.00%	0.00%

(1)
On November 24, 2010 Grupo Aval and Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo, our controlling shareholder, entered into an agreement whereby Grupo Aval transferred to Adminegocios & Cia. S.C.A its right to acquire up to 2,605,000 mandatorily convertible bonds issued by Banco de Bogotá (convertible into 5,542,554 shares of Banco de Bogotá  S.A.). On March 1, 2011, Adminegocios & Cia. S.C.A. converted all of its 2,605,000 mandatorily convertible Banco de Bogotá bonds, into 5,542,554 common shares of Banco de Bogotá and, as a direct consequence of this operation, Grupo Aval´s direct share of Banco de Bogotá S.A. was diluted to 64.44%.

(2)
On September 22, 2011, Banco de Occidente raised Ps 200,000 million (U.S.$106 million) in an equity offering of 6,060,606 ordinary shares. Grupo Aval subscribed for Ps 149,639 million (U.S.$80 million) of shares, and its ownership in Banco de Occidente increased slightly from 67.97% at December 31, 2010 to 68.24% at December 31, 2011.

(3)	Escisión process related to Banco Popular

In these notes we refer to escisión as the process whereby, pursuant to Colombian commercial law, a company segregates a portion of its assets for the benefit of another company.

Banco Popular share ownership reorganization

On September 20, 2011, Grupo Aval completed its acquisition of additional ownership interests in Banco Popular S.A. to increase its direct ownership in Banco Popular S.A. to 93.73%. The acquisition was undertaken in two tranches with three entities, Rendifin S.A., Popular Securities and Inversiones Escorial S.A. An exchange ratio of 1.62 Banco Popular shares to one Grupo Aval preferred share was applied.

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

On September 20, 2011, Inversiones Escorial S.A. and Popular Securities S.A, , (together with Rendifin S.A. defined as “Sociedades Escindentes”) transferred to Grupo Aval 1,514,163,994 shares of Banco Popular capital stock, representing 19.6% of Banco Popular’s capital stock, pursuant to the second escisión agreement (the “Second Escisión Agreement”). As consideration, Grupo Aval issued 934,669,126 Preferred Shares to the Sociedades Escindentes’ shareholders, at an exchange ratio of one (1) Preferred Share per 1.62 common shares of Banco Popular, per the exchange ratio contained in the Second Escisión Agreement. The transaction was approved by the Superintendency of Corporations and the Superintendency of Finance of Colombia.

Upon completion of the aforementioned transactions the total amount of Grupo Aval’s outstanding shares is of 18,551,766,453 (including common and preferred shares) and Grupo Aval increased its participation in Banco Popular from 30.66% at December 31, 2010 to 93.73% at December 31, 2011.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

Grupo Aval Limited was incorporated in the Cayman Islands in January 2012 as a special purpose vehicle. In exercising its activities, and pursuant to its by-laws, Grupo Aval Limited may issue debt and grant loans to related companies.

Grupo Aval International Limited was incorporated in the Cayman Islands in October 8, 2012 as a special purpose vehicle.

The following chart shows the assets, liabilities, shareholders’ equity and net income of all the subsidiaries consolidated by Grupo Aval through the above-mentioned entities for the year ended December 31, 2012:

For the year ended December 31, 2012		Assets	%		Liabilities	%		Equity	%		Net Income	%
Banco de Bogotá S.A. (unconsolidated)	Ps.	49,588,722	38.84%	Ps.	40,191,322	33.89%	Ps.	9,397,400	103.46%	Ps.	1,350,847	88.50%
Almaviva S.A. and subsidiaries		206,303	0.16%		51,095	0.04%		155,208	1.71%		15,918	1.04%
Banco de Bogotá S.A.- Panamá and subsidiaries		1,474,019	1.15%		1,368,436	1.15%		105,583	1.16%		10,264	0.67%
Bogotá Finance Corp.		147	0.00%		-	0.00%		147	0.00%		1	0.00%
Casa de Bolsa S.A.		67,484	0.05%		37,194	0.03%		30,290	0.33%		456	0.03%
Corficolombiana S.A. and subsidiaries		13,068,810	10.24%		10,050,568	8.48%		3,018,242	33.23%		304,315	19.94%
Corp. Financiera Centroamericana FICENTRO		5	0.00%		5	0.00%		-	0.00%		-	0.00%
Fiduciaria Bogotá S.A.		210,124	0.16%		51,473	0.04%		158,651	1.75%		58,201	3.81%
Leasing Bogotá S.A. - Panamá and subsidiaries		22,437,686	17.58%		18,984,632	16.01%		3,453,054	38.02%		426,976	27.97%
Megalínea S.A.		8,236	0.01%		5,898	0.00%		2,338	0.03%		215	0.01%
Porvenir S.A. and subsidiaries		917,110	0.72%		117,116	0.10%		799,994	8.81%		214,024	14.02%
Eliminations from consolidation		(7,472,197)	(5.85%)		1,846,761	1.56%		(9,318,958)	(102.60%)		(1,055,169)	(69.13%)
Banco de Bogotá S.A. consolidated	Ps.	80,506,449	63.06%	Ps.	72,704,500	61.30%	Ps.	7,801,949	85.90%	Ps.	1,326,048	86.86%
Banco de Occidente S.A. (unconsolidated)		23,610,192	18.49%		20,131,141	16.98%		3,479,051	38.30%		511,126	33.49%
Banco de Occidente S.A. – Panamá		1,396,589	1.09%		1,341,161	1.13%		55,428	0.61%		3,997	0.26%
Fiduoccidente S.A.		135,026	0.11%		41,917	0.04%		93,109	1.03%		32,744	2.15%
Occidental Bank Barbados Ltd.		384,020	0.30%		345,380	0.29%		38,640	0.43%		3,596	0.24%
Ventas y Servicios S.A.		24,676	0.02%		16,587	0.01%		8,089	0.09%		1,527	0.10%
Eliminations from consolidation		(713,114)	(0.56%)		(496,612)	(0.42%)		(216,501)	(2.38%)		(32,685)	(2.14%)
Banco de Occidente S.A. consolidated	Ps.	24,837,389	19.45%	Ps.	21,379,574	18.03%	Ps.	3,457,816	38.08%	Ps.	520,305	34.10%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

For the year ended December 31, 2012		Assets	%		Liabilities	%		Equity	%		Net Income	%
Banco Popular S.A. (unconsolidated)		15,024,194	11.77%		12,878,856	10.86%		2,145,338	23.62%		369,320	24.20%
Alpopular S.A.		134,911	0.11%		15,485	0.01%		119,426	1.31%		4,799	0.31%
Fiduciaria Popular S.A.		67,662	0.05%		13,143	0.01%		54,519	0.60%		6,341	0.42%
INCA S.A.		47,856	0.04%		7,141	0.01%		40,715	0.45%		3,428	0.22%
Eliminations from consolidation		(146,038)	(0.11%)		49,738	0.04%		(195,776)	(2.16%)		(5,972)	(0.39%)
Banco Popular S.A. consolidated	Ps.	15,128,585	11.86%	Ps.	12,964,363	10.93%	Ps.	2,164,222	23.82%	Ps.	377,916	24.76%
Banco Comercial AV Villas S.A. (unconsolidated)		8,885,497	6.96%		7,753,476	6.54%		1,132,021	12.46%		172,172	11.28%
A Toda Hora S.A. (ATH)		40,071	0.03%		33,320	0.03%		6,751	0.07%		343	0.02%
Eliminations from consolidation		(5,163)	0.00%		1,550	0.00%		(6,714)	(0.07%)		(206)	(0.01%)
Banco Comercial AV Villas S.A. consolidated	Ps.	8,920,405	6.99%	Ps.	7,788,346	6.57%	Ps.	1,132,058	12.46%	Ps.	172,309	11.29%
Grupo Aval Acciones y Valores S.A. (unconsolidated)		13,939,867	10.92%		2,232,447	1.88%		11,707,420	128.89%		588,332	38.54%
Grupo Aval Limited		2,812,315	2.20%		2,873,379	2.42%		(61,063)	(0.67%)		(61,274)	(4.01%)
Grupo Aval International Limited		90,419	0.07%		101,619	0.09%		(11,200)	(0.12%)		(11,200)	(0.73%)
Eliminations from consolidation		(18,572,472)	(14.55%)		(1,464,373)	(1.22%)		(17,108,100)	(188.36%)		(1,386,048)	(90.81%)
Grupo Aval Consolidated	Ps.	127,662,957	100.00%	Ps.	118,579,855	100.00%	Ps.	9,083,102	100.00%	Ps.	1,526,388	100.00%

The following chart shows the assets, liabilities, shareholders’ equity and net income of all the subsidiaries consolidated by Grupo Aval through the above-mentioned banks for the year ended December 31, 2011:

For the year ended December 31, 2011		Assets	%		Liabilities	%		Equity	%		Net Income	%
Banco de Bogotá S.A. (unconsolidated)	Ps.	43,264,854	38.80%	Ps.	35,164,553	34.03%	Ps.	8,100,301	99.28%	Ps.	1,100,397	85.22%
Almaviva S.A. and subsidiaries		201,572	0.18%		52,798	0.05%		148,774	1.82%		12,929	1.00%
Banco de Bogotá S.A.- Panamá and subsidiaries		1,428,409	1.28%		1,314,481	1.27%		113,929	1.40%		9,159	0.71%
Bogotá Finance Corp.		161	0.00%		-	0.00%		161	0.00%		1	0.00%
Casa de Bolsa S.A.		32,414	0.03%		4,138	0.00%		28,276	0.35%		348	0.03%
Corficolombiana S.A. and subsidiaries		10,280,332	9.22%		7,349,963	7.11%		2,930,368	35.92%		608,076	47.09%
Corp. Financiera Centroamericana FICENTRO		6	0.00%		6	0.00%		-	0.00%		-	0.00%
Fiduciaria Bogotá S.A.		183,575	0.16%		48,998	0.05%		134,576	1.65%		48,395	3.75%
Leasing Bogotá S.A. - Panamá and subsidiaries		19,380,965	17.78%		16,377,752	15.85%		3,453,213	42.32%		330,990	25.63%
Megalínea S.A.		8,058	0.01%		5,935	0.01%		2,123	0.03%		482	0.04%
Porvenir S.A. and subsidiaries		801,808	0.72%		181,499	0.18%		620,309	7.60%		154,545	11.97%
Eliminations from consolidation		(7,222,551)	(6.48%)		1,463,585	1.42%		(8,686,136)	(106.46%)		(1,119,609)	(86.71%)
Banco de Bogotá S.A. consolidated	Ps.	68,809,602	61.71%		61,963,708	59.96%		6,845,894	83.90%		1,145,713	88.73%
Banco de Occidente S.A. (unconsolidated)		20,950,830	18.79%		17,920,268	17.34%		3,030,562	37.14%		441,280	34.18%
Banco de Occidente S.A. – Panamá		1,274,137	1.14%		1,219,546	1.18%		54,591	0.67%		1,547	0.12%
Fiduoccidente S.A.		112,422	0.10%		30,390	0.03%		82,032	1.01%		28,313	2.19%
Occidental Bank Barbados Ltd.		355,290	0.32%		319,035	0.31%		36,255	0.44%		2,326	0.18%
Ventas y Servicios S.A.		15,589	0.01%		10,747	0.01%		4,842	0.06%		1,256	0.10%
Eliminations from consolidation		(528,180)	(0.47%)		(334,944)	(0.32%)		(193,236)	(2.37%)		(42,613)	(3.30%)
Banco de Occidente S.A. consolidated		22,180,088	19.89%		19,165,042	18.55%		3,015,046	36.95%		432,109	33.47%
Banco Popular S.A. (unconsolidated)		14,151,426	12.69%		12,286,211	11.89%		1,865,215	22.86%		366,545	28.39%
Alpopular S.A.		114,842	0.10%		18,599	0.02%		96,243	1.18%		5,912	0.46%
Fiduciaria Popular S.A.		58,159	0.05%		8,974	0.01%		49,185	0.60%		4,660	0.36%
INCA S.A.		51,774	0.05%		18,139	0.02%		33,635	0.41%		5,404	0.42%
Eliminations from consolidation		(124,767)	(0.11%)		36,160	0.03%		(160,927)	(1.97%)		(10,317)	(0.80%)
Banco Popular S.A. consolidated		14,251,434	12.78%		12,368,083	11.97%		1,883,351	23.08%		372,204	28.83%
Banco Comercial AV Villas S.A. (unconsolidated)		7,600,089	6.82%		6,665,346	6.45%		934,743	11.46%		165,074	12.78%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

For the year ended December 31, 2011		Assets	%		Liabilities	%		Equity	%		Net Income	%
A Toda Hora S.A. (ATH)		23.061	0.02%		16.563	0.02%		6.498	0.08%		377	0.03%
Eliminations from consolidation		(4.903)	0.00%		1.769	0.00%		(6.672)	(0.08%)		(226)	(0.02%)
Banco Comercial AV Villas S.A. consolidated		7.618.247	6.83%		6.683.678	6.47%		934.569	11.45%		165.225	12.79%
Grupo Aval Acciones y Valores S.A. (unconsolidated)		13.972.578	12.53%		2.718.887	2.63%		11.253.691	137.93%		416.243	32.24%
Eliminations from consolidation		(15.330.082)	(13.75%)		443.343	0.43%		(15.773.425	(193.32%)		(1.240.268)	(96.06%)
Grupo Aval Consolidated	Ps.	111.501.867	100.00%	Ps.	103.342.741	100.00%	Ps.	8.159.126	100.00%	Ps.	1.291.226	100.00%

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

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

b)	Translation of foreign currency transactions and consolidated balances

Translation of financial statements in foreign currency

Financial statements of Grupo Aval’s subsidiaries with functional currencies different from the Colombian peso are translated to pesos as follows:

Balance sheet accounts are translated to pesos using the “Tasa Representativa de Mercado” or market exchange rate applicable at the end of the year, as established by the Superintendency of Finance (except equity accounts which are translated at the historical exchange rate). The market exchange rates at December 31, 2012, 2011 and 2010 were Ps 1,768.23, Ps 1,942.70 and 1,913.98 per US$1.00, respectively. Consolidated statements of income accounts for the years ended December 31, 2012, 2011 and 2010 were translated to pesos using average monthly historical rates, this average year was  Ps 1,802.27, Ps 1,857.47 and 1,897.89 per US$1.00, respectively. Exchange differences originated in the balance sheet accounts, are recorded as “Cumulative translation adjustments” in Shareholders’ Equity, and exchange differences originated in the statement of income accounts are recorded as “Foreign exchange gains (losses), net”.

Transactions and balances in foreign currency by Grupo Aval and its local subsidiaries

Transactions and balances in foreign currency are translated by Grupo Aval and its banking subsidiaries to pesos using the market exchange rates applicable on the corresponding dates, as established by the Superintendency of Finance. The exchange rates at December 31, 2012, December 31, 2011 and December 31, 2010 are as stated above. Exchange rate differences arising from the translation of assets and liabilities denominated in foreign currency to pesos are recorded in the account “Foreign exchange gains (losses), net” on the consolidated statements of income.

c)	Convenience translation to U.S. dollars

Grupo Aval and its banking subsidiaries present their financial statements in Colombian pesos.  The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, dividing the peso amounts by the exchange rate of Ps.1,768.23 per US$1.00, which is the market exchange rate at December 31, 2012, as calculated by the Superintendency of Finance. The use of this methodology in translating Colombian pesos to U.S. dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Colombian peso amounts actually represent or have been, or could be converted into U.S. dollars at that or any other rate.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
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

The transactions that Grupo Aval’s banking subsidiaries carry out with regard to mortgage loans linked to the Unidad de Valor Real (the “Real Value Unit” or “UVR”) are adjusted on a daily basis based on the daily value of the UVR, as published by the Central Bank. The values assigned by the Central Bank to the UVR, in Colombian pesos, at December 31, 2012, 2011 and 2010 were Ps. 204.2017, Ps. 198.4467 and 190.8298, respectively. The UVR reflects the monthly variance of the IPC (Colombian Consumer Price Index).

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

c. Listed equity securities, issued and traded in countries other than Colombia

Securities are valued based on their respective closing prices, and if not available, based on the latest prices reported in the securities exchange where they trade. If there is no price reported for five days preceding each valuation, the securities are valued based on the average reported price of the last 30 days. If there is no price reported for the last 30 days, then securities are valued based on the methodology described in 2.2.b. above for non-listed equity securities.

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

3. Subsequent measurement

As described above, security investments are initially accounted for at their acquisition cost. Subsequent measurement and recording depend upon how they are classified by the investor as follows:

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

Loans granted to individuals for the acquisition of new or used residential units. Loans are denominated in UVRs or pesos and are backed by a first-priority mortgage on the asset financed. The tenure for amortization must fall between a minimum of five years and a maximum of 30 years. Loans may be fully or partially prepaid at any time without penalty. In the event of partial prepayment, the debtor is entitled to choose whether application is to be made against outstanding capital installments or to a reduction in the tenure of the obligation.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

The previously described risk categories are reorganized into the standard risk ratings shown in Grupo Aval’s consolidated financial statements using the following chart:

Reporting category
Consolidated financial statements risk category	Commercial	Consumer

“A” Normal Risk	AA	AA A - between 0 and 30 days past due
“B” Acceptable Risk	A BB	A - more than 30 days past due BB
“C” Appreciable Risk	B CC
“D” Significant Risk	"Default" - all other past due loans not classified in "E"
“E” Uncollectible	"Default" - past due loans with a LGD (explained below) of 100%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

According to the above-mentioned reference models, the allowance for loan losses is stated through the calculation of the Expected Loss:

Expected Loss = [Probability of default (%)] x [Exposure to default] x [Loss given default (%)]

Probability of Default (PD)

PD corresponds to the probability of the debtors defaulting on their obligations in a period of twelve months. PD is defined as a percentage according to the following matrixes, established by the Superintendency of Finance:

Commercial loans

	Matrix A (1)				Matrix B (1)
	Companies				Companies
Classification	Large	Medium	Small	Individuals (2)	Large	Medium	Small	Individuals (2)

AA	1.53%	1.51%	4.18%	5.27%	2.19%	4.19%	7.52%	8.22%
A	2.24%	2.40%	5.30%	6.39%	3.54%	6.32%	8.64%	9.41%
BB	9.55%	11.65%	18.56%	18.72%	14.13%	18.49%	20.26%	22.36%
B	12.24%	14.64%	22.73%	22.00%	15.22%	21.45%	24.15%	25.81%
CC	19.77%	23.09%	32.50%	32.21%	23.35%	26.70%	33.57%	37.01%
Default	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

Consumer loans

	Matrix A (1)			Matrix B (1)
Classification	Automobile and vehicle loans	General purpose (2)	Credit card	Automobile and vehicle loans	General purpose (2)	Credit card

AA	0.97%	2.10%	1.58%	2.75%	3.88%	3.36%
A	3.12%	3.88%	5.35%	4.91%	5.67%	7.13%
BB	7.48%	12.68%	9.53%	16.53%	21.72%	18.57%
B	15.76%	14.16%	14.17%	24.80%	23.20%	23.21%
CC	31.01%	22.57%	17.06%	44.84%	36.40%	30.89%
Default	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

In 2012 and 2011, Grupo Aval’s banking subsidiaries applied the criteria for LGD defined by Superintendency of Finance. The following tables show the LGD depending on the type of guarantee:

Commercial loan portfolio

Type of guarantee	Days past due	LGD	Days past due	LGD	Days past due	LGD

Not admissible guarantee	1-269	55%	270-539	70%	540 or more	100%
Subordinated debt	1-269	75%	270-539	90%	540 or more	100%
Admissible financial collateral	0	0 - 12%	-	-	-	-
Commercial and residential real estate properties	1-539	40%	540-1079	70%	1080 or more	100%
Assets under real estate leasing	1-539	35%	540-1079	70%	1080 or more	100%
Assets under leasing modalities other than real estate leasing	1-359	45%	360-719	80%	720 or more	100%
Other forms of collateral	1-359	50%	360-719	80%	720 or more	100%
Collection rights	1-359	45%	360-719	80%	720 or more	100%
Unguaranteed	1-209	55%	210-419	80%	420 or more	100%

Consumer loan portfolio

Type of guarantee	Days past due	LGD	Days past due	LGD	Days past due	LGD

Not admissible guarantee	1 – 209	60%	210-419	70%	420 or more	100%
Admissible financial collateral	-	0 – 12%	-	-	-	100%
Commercial and residential real estate properties	1 – 359	40%	360-719	70%	720 or more	-
Assets under real estate leasing	1 – 359	35%	360-719	70%	720 or more	100%
Assets under leasing modalities other than real estate leasing	1 – 269	45%	270-539	70%	540 or more	100%
Other forms of collateral	1 – 269	50%	270-539	70%	540 or more	100%
Collection rights	1 – 359	45%	360-719	80%	720 or more	100%
Unguaranteed (*)	1 - 179	65%	180-359	85%	360 or more	100%

(*)	In October 31, 2011, Banco de Bogotá changed its PDI and started to apply the following:

Type of guarantee	Days past due	LGD	Days past due	LGD	Days past due	LGD

Unguaranteed	1-30	75%	31-90	85%	91 or more	100%

Microcredit and mortgage loans

Although there are no reference models for microcredit and mortgage loans, the Superintendency of Finance establishes the following tables for provisioning for such loans:

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

	Microcredit	Mortgage Loans
Risk Category	Provision as % of Principal	Provision as % of principal covered by guarantee	Provision as % of principal not covered by guarantee
A	1.6%	1.0%	1.0%
B	5.0%	3.2%	100.0%
C	20.0%	10.0%	100.0%
D	50.0%	20.0%	100.0%
E	100.0%	30.0% (*)	100.0%

(*)    After two years in risk category E, the provision increases to 60.0%, and after a third year in this category, it increases to 100.0%.

The collateral for such loans only covers principal amounts outstanding and is impaired when past due time increases as established by the Superintendency of Finance. Only 70% of the collateral value is considered to cover the principal amount.

All of Grupo Aval’s banking subsidiaries adhere to the provision table detailed above, with the exception of Banco de Bogotá S.A., which holds a provision of at least 1.6% of the principal amount of microcredit A-rated loans, and 5.0% of the principal amount of microcredit B-rated loans.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

During the year ended December 31, 2012, Banco de Bogotá S.A. applied hedge accounting over its net investment in Leasing Bogotá Panamá S.A. For accounting hedges, Banco de Bogotá formally documents at inception all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategies for undertaking various accounting hedges. Additionally, it applies on a monthly basis and for each reporting period retrospective and prospective, effectiveness test to assess whether the derivative used in its hedging transaction is expected to be and has been highly effective, in a range between 80% and 100%, in offsetting changes in the fair value of the hedged item.

Financial Derivatives for Hedging

These operations are intended to protect the Bank`s assets and liabilities in foreign currency from exchange risk generated by the structural positions of its affiliates and agencies abroad.
The primary position, subject to hedging, is part of the investment.
The way financial derivatives for hedging are entered on the books depends on the type of hedging involved.  In accordance with the amendments introduced by the External Circular No 049 of November 2012 by the Financial Superintendency, for the case of hedges of assets and liabilities in foreign currency:

•	The daily accrued amount resulting from the implicit devaluation or revaluation agreed upon in the initial contract is recognized in the income statement.

•
Accumulated profit or loss on a financial derivative is recorded in the earning statement account accordance with the previous paragraph and the difference is entered in the equity account as “unrealized accumulated gain or loss on financial derivatives hedging assets or liabilities in the foreign currency, with the respective sign.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

•
On the date hedging ends, the accumulated result of the derivate used for this type of coverage, which appears in the equity sub-account entitled “unrealized accumulated gain or loss on financial derivatives for hedging assets or liabilities in foreign currency”  is transferred to the statement of earnings, specifically to the respective sub-account for derivatives.

The primary positions hedged are registered as follows:

•
The primary position continues to be registered at its respective nominal value on each date, in the same balance sheet and earnings statements accounts, using the same method and procedure as would be the case if were not hedged.

•	At the start of hedging with financial derivatives, the present value of the primary position is registered in memorandum account.

Peso/US dollar forward operations with different maturity profiles are the financial derivatives used for hedging. Although these derivatives hedge against exchange risk, they generate volatility in the income statement, given the variation in the other associated risk factors, such as dollar/peso devaluation (interest rates differential).  The objective in the way hedging is treated from an accounting standpoint is to isolate the effect on the volatility on the income statement  produced by variations in risk factors other than the exchange risk. This is done by recording only income/losses from exchange re-expression in the income statement, while the portion of the variation in fair value attributed to other factors (the passage of time, etc.) is entered in the equity accounts.

Thereby, from November 28, 2012, the daily accrued amount resulting from the implicit devaluation or revaluation agreed upon in the initial contract is recognized in the income statement.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

When a financial entity purchase an option, either “call” or “put” the premiums paid and the daily variations on their fair value are recorded under assets in the option´s account. Meanwhile, when a financial entity sells an option, either “call” or “put” the premiums received and the daily variation on their fair value are recorded under liabilities.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Legal term for sale of foreclosed assets

Banking subsidiaries must sell the foreclosed assets, in a period no later than two years after the foreclosure date, except when, upon the request of each of Grupo Aval’s banking subsidiaries, the Superintendency of Finance extends the term.  However, in any event the extension may not exceed an additional period of two years.

Provisions for foreclosed assets

All of Grupo Aval’s banking subsidiaries register their provisions for foreclosed assets according to External Circular 034 of 2003 issued by the Superintendency of Finance, both for real estate assets and for movable assets (personal property).

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

(m) Property, plant and equipment

This account includes tangible assets acquired or leased, constructed or in the process of importation or construction and permanently used in the course of business which have a useful life exceeding one year.  Property, plant and equipment is recorded at the cost of acquisition, including direct and indirect costs and expenses incurred up to the time that the asset is in a usable condition (adjusted for inflation up to 2000).

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

In the consolidation process, the portion of equity surplus from reappraisal of assets acquired in business combination is eliminated while the portion related with the assets remained in the balance sheet until the asset is sold. Another portion of the reappraisal of assets from subsidiaries not wholly owned for Colombian Banking GAAP related with non controlling interest is reclassified as part of the liability.

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

In December 30, 2009, the Congress of Colombia enacted Law No. 1370, which added a net worth tax on the wealth of corporate entities (hereinafter referred to as the “Equity Tax”).  The Equity Tax accrued on January 1, 2011 amounted to Ps. 783,354 payable in eight equal installments through 2014. The tax rate to be paid by Grupo Aval and its subsidiaries is 6.0% of their net fiscal worth calculated on January 1, 2011. In accordance with Colombian Banking GAAP this liability was recorded against deferred charges and can be amortized on a straight line monthly basis between January 2011 and December 2014 with a charge to the statement of income. Entities with a positive balance in the “Equity inflation adjustment” line in their shareholders’ equity can also use it against the Equity Tax Liability, according to Decree 514 of 2010. As of December 31, 2012, Grupo Aval´s remaining consolidated liability associated with the Equity Tax was Ps. 391,677.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
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

(x)	Estimated liabilities and provisions

Grupo Aval register provisions to cover estimated liabilities, considering:

•	A right has been acquired and, consequently, an obligation;
•	Payment may be demanded or probable;
•	The provision is justifiable, quantifiable and verifiable;

Estimates for taxes, contributions and membership also are registered in this account. Estimated labor liabilities are recorded based on applicable legislation and current labor agreements.

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

During 2012, 2011 and 2010, the amount of such account decreased due to a payment of the “equity tax” mandated by law. According to Law 1111 of 2006, all entities subject to payment of the “equity tax” are allowed to charge those taxes against the “equity inflation adjustments” and not charge them in the consolidated statements of income.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
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

(ab) Earnings Per Share

Earnings per share as of December 2012, 2011 and 2010 are calculated based on the weighted average number of shares outstanding, which for the year ended December 2012, 2011 and 2010 was 18,551,656,161, 16,306,613,443 and 13,943,980,671, respectively, with a nominal price of Ps. 1.00 each. As of December 2012, 2011 and 2010, the number of shares issued was 18,551,766,453, 18,551,766,453 and 13,943,982,323 as of December, 2012, 2011, 2010. In the consolidated financial statements earnings per share are shown as “Earnings per share”.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

The following reappraisal ensued from the escisión process:

		June 23, 2011		September 20, 2011		Total

Banco Popular equity at the end of the previous month	Ps.	1,758,109	Ps.	1,789,264	Ps.	-
Shares outstanding		7,725,326,503		7,725,326,503		7,725,326,503
Book value per share (in pesos)	Ps.	228	Ps.	232	Ps.	-
Acquired shares in escisión processes		3,358,446,312		1,514,163,995		4,872,610,307

Book value of acquired shares	Ps.	764,306	Ps.	350,696	Ps.	1,115,002
Value recorded as cost		(231,878)		(681,374)		(913,252)
Reappraisal assets in escisión process	Ps.	532,428	Ps.	(330,678)	Ps.	201,750

(3)	CASH AND DUE FROM BANKS

The balances of cash and due from banks consisted of the following:

		December 31,		December 31,
		2012		2011
Colombian peso-denominated:
Cash	Ps.	2,177,424	Ps.	2,001,632
Due from the Colombian Central Bank		3,666,587		3,129,391
Due from domestic banks		122,444		234,284
Remittances of domestic negotiated checks in transit		3,181		2,127
Allowance for cash and cash equivalents		(2,128)		(2,037)
Total peso-denominated		5,967,508		5,365,397
Foreign currency-denominated:
Cash		520,010		481,417
Due from the Colombian Central Bank		889		375
Due from foreign banks		3,150,039		2,735,380
Remittances of foreign negotiated checks in transit		244,877		193,152
Foreign correspondents		5,789		6,450
Allowance for cash and cash equivalents		(52)		(211)
Total foreign currency-denominated		3,921,552		3,416,563
Total cash and due from banks	Ps.	9,889,060	Ps.	8,781,960

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

Grupo Aval’s banking subsidiaries had reserves in cash and deposits with the central banks amounting Ps. 6,364,910 and Ps. 5,612,815 at December 31, 2012 and 2011, respectively.

In Colombia, according to Resolution 11 of 2008, reserve requirements are measured bi-weekly and the amounts depend on the type of deposit (11.0% for checking and saving accounts and 4.5% for time deposits with a maturity of less than 540 days).

For the entities in Central America in 2012,  the reserve requirements were as follows:

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

	Costa Rica	Panamá	Nicaragua	El Salvador	Honduras	Guatemala
Current account	15%	30% (*)	15.00%	25%	Non bearing local currency 6%. Bearing local currency and foreign currency 12%.	14.60%
Time deposits and saving deposits	15%	30% (*)	15.00%	20%	Non bearing local currency 6%. Bearing local currency and foreign currency 12%.	14.60%
Loans abroad, except multilateral loans	15%	30% (*)	N/A	5%	Non bearing local currency 6%. Bearing local currency and foreign currency 12%.	14.60%
Measurement frequency	Bi-monthly	Weekly	Weekly	Bi-weekly	Bi-weekly	Monthly

(*)      It is a liquidity reserve.

(4)	INVESTMENT SECURITIES, NET

Investment in trading securities, net consisted of the following:

		December 31,		December 31,
		2012		2011
Debt securities:
Trading	Ps.	4,877,902	Ps.	3,554,761
Available for sale		11,577,910		9,693,147
Held to maturity		3,261,320		3,071,883
Total debt securities		19,717,132		16,319,791
Equity securities:
Trading		1,485,573		1,052,282
Available for sale		2,100,896		1,611,891
Total equity securities		3,586,469		2,664,173
Allowance for investment securities		(7,814)		(8,735)
Total investment securities, net	Ps.	23,295,787	Ps.	18,975,229

		December 31,		December 31,
		2012		2011
Trading-debt securities
Colombian peso-denominated:
Colombian Government	Ps.	3,456,602	Ps.	2,181,405
Government entities		141,653		151,874
Financial institutions		366,573		586,848
Corporate bonds		88,856		114,414
Others		312		-
Total Colombian peso-denominated		4,053,996		3,034,541
Foreign currency-denominated:
Colombian Government		3,965		28,113
Government entities		49,051		111,526
Foreign governments		53,928		85,366
Financial institutions		675,600		234,730
Corporate bonds		41,362		60,485
Total foreign currency-denominated		823,906		520,220
Total trading-debt securities	Ps.	4,877,902	Ps.	3,554,761

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

The foreign currency-denominated debt securities issued or secured by the Colombian Government are bonds denominated in U.S. dollars, purchased at nominal value, with annual average interest rates of 0.55% and 1.30% for 2012 and 2011, respectively.

Available for sale debt securities as of December 31, 2012 and 2011 consisted of the following:

		December 31,		December 31,
		2012		2011
Available for sale debt securities
Colombian peso-denominated:
Colombian Government	Ps.	6,828,451	Ps.	6,834,260
Financial institutions		7,143		54,813
Government entities		33,559		61,097
Others		354,882		383,873
Total Colombian peso-denominated		7,224,035		7,334,043
Foreign currency-denominated:
Colombian Government		531,554		623,027
Government entities		172,603		237,984
Foreign government		1,001,776		653,699
Financial institutions		1,424,143		711,888
Others		1,223,799		132,506
Total foreign currency-denominated (*)		4,353,875		2,359,104
Total available for sale debt securities	Ps.	11,577,910	Ps.	9,693,147

(*)
This increase is primarily due to a fixed income portfolio built by Leasing Bogotá Panamá for Ps.1,767,694. The portfolio is comprised of high quality Latin American corporate, financial and government bonds and was structured 4Q 2012.

Grupo Aval sold equity and debt securities available for sale for Ps. 307,282,476 and Ps. 94,840,654 during the years ended December 31, 2012 and 2011, respectively.

Investment in held to maturity debt securities as of December 31, 2012 and 2011 consisted of the following:

		December 31,		December 31,
		2012		2011
Held to maturity debt securities
Colombian peso- denominated:
Colombian government	Ps.	645,802	Ps.	763,160
Colombian Government entities		2,233,817		2,250,100
Financial institutions		13,410		2,374
Corporate bonds		981		10,457
Total peso-denominated		2,894,010		3,026,091
Foreign currency-denominated:
Colombian government entities		1,872		15,126
Foreign government		14,347		11,854
Financial institutions		326,125		14,486
Other´s		24,966		4,326
Total foreign currency-denominated		367,310		45,792
Total held to maturity debt securities	Ps.	3,261,320	Ps.	3,071,883

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

The maturity and yield of debt securities held to maturity, as of December 31, 2012, were as follow:

		Balance	Yield (*)

Maturity
One year or less	Ps.	2,765,675	2.65%
One year through five years		495,645	3.47%
Total	Ps.	3,261,320	2.78%

(*)  Calculated using internal return rate (IRR) as of December 31,2012.

		December 31,		December 31,
		2012		2011
Trading-equity securities
Colombian peso-denominated:
Private investment funds (*)	Ps.	943,516	Ps.	693,446
Mandatory Investment Funds (**)		408,847		308,489
Common investment funds		44,836		40,750
Bolsa de Valores de Colombia S.A.		1,782		3,368
Others (***)		85,506		5,630
Total Colombian peso-denominated		1,484,487		1,051,683
Foreign currency-denominated:
Banco Internacional del Perú - Interbank		1,051		563
Investment Funds		35		36
Total foreign currency-denominated		1,086		599
Total trading-equity securities	Ps.	1,485,573	Ps.	1,052,282

(*)
On February 10, 2011, Corficolombiana invested in a Private Fund (Fondo de Capital Privado Corredores Capital I) Ps. 424,585 to participate in the acquisition of shares or any other securities related to companies in USA, South America, Central America and the Caribbean. The value of this investment as of December 31, 2012 is Ps. 583,013. The balance as of December 2012 is also explained principally by investments in trust funds totaling Ps. 226,230 as of December 31, 2012.

(**)
Mandatory investment funds relate to investments required by law to pension funds administrators to operate in the pension fund market and the stock exchange market. Grupo Aval operates such markets through its subsidiary Porvenir S.A.

(***)
On July 25, 2012 Corficolombiana`s Board of Director reclassified their investment in Mineros S.A., as trading. Before such reclassification, the investment was held as a “strategic” available for sale. This reclassification had an effect on the income statement of Ps. 23,118.4. The value of such investment as of December 31, 2012 was Ps. 77,671.

Available for sale equity securities as of December 31, 2012 and 2011 consisted of the following:

	Ownership % as of December 31, 2012			Ownership % as of December 31, 2011

Available for sale-equity securities
Promigás S.A. E.S.P. (a)	44.7%	Ps.	1,462,556	14.4%	Ps.	533,165
Empresa de Energía de Bogotá “EEB”	3.6%		415,481	3.6%		384,402
Proenergia Internacional S.A. (b)	-		-	10.0%		117,482
Promigas Holding (a)	-		-	20.3%		112,524
Promigas Investment (a)	-		-	20.3%		100,351
Promigas LTD (a)	-		-	20.3%		100,351
Mineros S.A. (d)	-		-	7.0%		87,905
Gas Natural S.A.	1.7%		53,480	1.7%		53,481
Concesionaria Ruta del Sol S.A. (c)	33.0%		86,562	33.0%		41,534
Bolsa de Valores de Colombia S.A. “BVC”	3.4%		18,975	3.4%		17,215
Jardín Plaza S.A.	17.8%		10,031	17.8%		10,031

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Concesionaria Tibitoc S.A.	33.3%		9,823	33.3%		9,823
Titularizadora Colombiana S.A.	10.0%		6,867	10.0%		6,867
Redeban Redmulticolor S.A.	20.2%		4,552	20.2%		4,552
Sociedad Transportadora de Gas de Occidente S.A.	2.8%		3,568	2.8%		4,236
Aerocali S.A.	33.3%		2,474	33.3%		2,474
Textiles del Espinal S.A.	8.6%		2,399	8.6%		2,399
ACH Colombia S.A.	33.8%		2,378	33.8%		2,380
Deposito Centralizado de Valores de Colombia “DECEVAL”	8.0%		2,843	8.0%		2,843
Others			18,907			17,876
Total available for sale-equity securities		Ps.	2,100,896		Ps.	1,611,891

(a)
In addition to the 14.39% direct interest held by Corficolombiana in Promigas S.A. E.S.P. or “Promigas”, on June 5, 2012, the 10.58% indirect economic interest held by Corficolombiana in Promigas through Promigas Holding, Promigas Investment and Promigas LTD, was transferred to CFC Limited, a wholly-owned subsidiary of Corficolombiana through an escisión process. Following additional restructuring, CFC Limited merged into CFC Gas Holdings SAS, a Colombian wholly-owned subsidiary of Corficolombiana.

On June 13, 2012, CFC Limited paid dividends in kind of Ps 19,704 billion derived from net foreign exchange gain caused by the peso-U.S. dollar appreciation. Such appreciation was recorded prior to escisión (executed on June 5, 2012) in the books of Promigas Holding, Promigas Investment and Promigas Ltd.

On June 27, 2012, CFC Gas Holdings SAS paid Ps 38,830 billion of dividends in cash derived from dividends declared by Promigas to Promigas Holding, Promigas Investment and Promigas Ltd on their 10.58% economic interest in Promigas from dividends that were declared before the escisión (executed on June 5, 2012). It is important to mention that between February 2011 and June 5, 2012, Promigas Holding, Promigas Investment and Promigas Ltd were not consolidated entities of Corficolombiana and thus dividends were not eliminated.

On July 24, 2012 Cortficolombiana launched a tender offer for the purchase the remaining 75.03% or 99,726,875 outstanding common shares of Promigas at a purchase price of Ps. 25,000 per share. The tender offer was open to the market between July 31, 2012 and September 12, 2012 and concluded with the acquisition of 1.281.993 shares, representing 0.96% of the outstanding shares of Promigas for a total consideration of Ps. 32.0 billion.

Between November 9, 2012 and November 23, 2012, Corficolombiana launched a second tender offer for the purchase of up to 20.0% of the outstanding common shares of Promigas. The second tender offer resulted in the purchase by Corficolombiana of 24,886,569 common shares, representing 18.72% of the outstanding shares of Promigas for an aggregate consideration of Ps. 634.6 billion (US$355.6 million). Following the 2 tender offers Corficolombiana’s direct economic interest in Promigas increased to 44.7%.

(b)
On March, 2012, Corficolombiana sold the investment of Proenergia International. The adjusted cost of the investment was Ps. 117,482 and sold it for Ps. 123.222. This transaction generated a gain on sale of investments recorded in the income statement of Ps. 5,740.

(c)
On 2009, “Consesionaria Ruta del Sol S.A.”, signed an agreement with the Instituto Nacional de Concesiones or INCO, for the construction, operation and maintenance of a 528 km in length public toll road. Under the agreement “Consesionaria Ruta del Sol S.A.” would bear all costs of construction in exchange of having the right to impose and collect a toll on road users for a period of fifteen years ending in 2025.  In January, 2012 the investment in Concesionaria Ruta del Sol S.A., was capitalized Ps. 45,029, keeping the participation of 33% and an accumulated cost of Ps. 86,562.

(d)
On July 25, 2012 Corficolombiana`s Board of Director reclassified their investment in Mineros S.A., as trading. Before such reclassification, the investment was held as a “strategic” available for sale. This reclassification had an effect on the income statement of Ps. 23,118.4. The value of such investment as of December 31, 2012 was Ps. 77,671.

Dividends received from equity investments amounted to Ps. 98,935, Ps. 78,883 and Ps. 43,516 for the years ended December 31, 2012, 2011 and 2010, respectively.

All equity investments were classified as category (A) as of December 31, 2012 and 2011, except for the investments shown in the table below:

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

	Category		December 31, 2012 Allowance	Category		December 31, 2011 Allowance

Agroganadera del Valle S.A.	E	Ps.	22	E	Ps.	22
Camara de Compensacion de Divisas	B		16	B		16
CCI Marketplace S. A.	C		142	D		138
Centro de Ferias, Exposiciones y Convenciones de B/manga (Cenfer S.A.)	C		95	C		107
Empresa de Desarrollo Urbano de Barranquilla - Edubar	E		143	D		143
Fabrica de Textiles del Tolima Fetaxtol	E		379	E		379
Inducarbón	E		1	E		1
Inmobiliaria Selecta S.A.	D		84	D		84
Inversiones FCPM Holdings	E		362	E		433
Inversiones Sides S.A.S.	C		43	-		-
Petróleos Colombianos Limited	E		89	E		96
Petróleos Nacionales S.A.	E		257	E		257
Promotora de Inversiones de Santander S.A. Promisan S.A. En liquidación	E		30	E		30
Promotora de Inversiones Ruitoque S. A. (Promisión)	B		198	B		198
Promotora Industrial Comercial y Turística de Sevilla S.A.	E		2	E		3
Promotora la Alborada S.A.	E		316	E		316
Promotora la Enseñanza	E		70	E		70
Propalma S.A.	E		13	E		13
Reforestadora de Santa Rosalia	E		12	E		12
Textiles el Espinal S.A.	E		2,399	E		2,399
Triple A Barranquilla	C		15	E		15
Total allowance for available for sale equity securities		Ps.	4,688		Ps.	4,732

Allowance for investment securities as of December 31, 2012 and 2011, are as follows:

		December 31,		December 31,
		2012		2011
Debt securities:
Trading	Ps.	789	Ps.	1,720
Available for sale		2,337		2,283
Total debt securities		3,126		4,003
Equity securities:
Available for sale		4,688		4,732
Total equity securities		4,688		4,732
Total allowance for investment securities	Ps.	7,814	Ps.	8,735

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(5)	LOANS AND FINANCIAL LEASES, NET

Loan portfolio and financial lease contracts were classified in accordance with the requirements of the Superintendency of Finance and were as of December 31, 2012 and 2011 as follows:

As of  December 31, 2012

Classification		Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total

“A”	Normal risk	Ps.	42,945,087	Ps.	21,951,117	Ps.	257,298	Ps.	4,016,097	Ps.	6,089,487	Ps.	75,259,086
“B”	Acceptable risk		1,348,241		452,397		8,653		91,875		205,862		2,107,028
“C”	Appreciable risk		634,289		390,007		5,140		197,805		66,694		1,293,935
“D”	Significant risk		339,151		444,961		3,835		16,996		108,489		913,432
“E”	Unrecoverable		247,425		141,715		15,990		25,558		25,185		455,873
	Total loans and financial leases		45,514,193		23,380,197		290,916		4,348,331		6,495,717		80,029,354
	Allowance for loans and financial leases losses		(1,220,632)		(1,125,306)		(21,633)		(36,892)		(141,102)		(2,545,565)
	Net Book Value	Ps.	44,293,561	Ps.	22,254,891	Ps.	269,283	Ps.	4,311,439	Ps.	6,354,615	Ps.	77,483,789

As of  December 31, 2011

Classification		Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total

“A”	Normal risk	Ps.	37,962,254	Ps.	18,675,229	Ps.	270,609	Ps.	3,975,342	Ps.	4,767,843	Ps.	65,651,277
“B”	Acceptable risk		1,431,281		309,831		3,525		116,004		229,274		2,089,915
“C”	Appreciable risk		529,818		266,578		1,895		70,797		51,345		920,433
“D”	Significant risk		362,832		327,854		1,683		18,241		83,509		794,119
“E”	Unrecoverable		259,359		156,393		6,455		37,993		31,796		491,996
	Total loans and financial leases		40,545,544		19,735,885		284,167		4,218,377		5,163,767		69,947,740
	Allowance for loans and financial leases losses		(1,191,324)		(902,648)		(10,267)		(40,996)		(161,265)		(2,306,500)
	Net Book Value	Ps.	39,354,220	Ps.	18,833,237	Ps.	273,900	Ps.	4,177,381	Ps.	5,002,502	Ps.	67,641,240

The following table represents a summary of troubled loans that have been restructured:

		December 31,		December 31,
		2012		2011
Ordinary restructurings	Ps.	1,231,825	Ps.	1,126,395
Extraordinary restructurings		14,249		11,399
Under Law 550		93,982		196,891
Under Law 617		240,150		281,879
Creditor agreement proceedings		31,882		40,206
Interest and other receivables items		38,049		34,534
Under Law 1116		161,103		16,992
Restructured loans		1,811,240		1,708,296
Allowances for loan losses		(380,409)		(443,080)
Restructured loans, net	Ps.	1,430,831	Ps.	1,265,216

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Allowance for loan and financial lease losses

The following table sets forth an analysis of the activity in the allowance for loan and financial lease losses:
		December 31,		December 31,		December 31,
		2012		2011		2010
Balance at beginning of period	Ps.	2,306,500	Ps.	2,183,886	Ps.	1,881,074
Balance at beginning of period (Acquisition) (*)		11,616		1,665		186,260
Allowance for financial leasing reclassification		-		84		-
Provision for loan losses		2,263,625		1,965,305		1,921,867
Charge-offs (**)		(713,161)		(676,696)		(677,558)
Effect of changes in foreign exchange rate		(21,784)		10,049		38,107
Reclassification – Securitization		(965)		(9,667)		(4,344)
Recovery of provisions		(1,300,266)		(1,168,126)		(1,161,520)
Balance at end of period	Ps.	2,545,565	Ps.	2,306,500	Ps.	2,183,886

(*)	On may, 2012 Banco de Bogotá acquired Ps. 5,486 and on November, 2012 it acquired a real estate restoration Ps. 6,130 from Megabanco.
(**)	Recoveries of charge-offs loans are recorded separately in the consolidated statements of income.

(6)	ACCRUED INTEREST RECEIVABLE ON LOANS AND FINANCIAL LEASES AND ACCOUNTS RECEIVABLE, NET

Accrued interest receivable on loans and financial leases and accounts receivable, net as of December 31, 2012 and 2011 consisted of the following:

		December 31,		December 31,
		2012		2011
Accrued interest receivable on loans and financial leases	Ps.	793,220	Ps.	644,676
Allowance for accrued interest losses		(77,230)		(61,156)
Total interest accrued on loans and financial leases, net		715,990		583,520
Accounts receivable:
Payments on behalf of customers		214,182		200,637
Commissions and fees		59,784		56,913
Governmental institutions		64,671		103,272
Advances to contractors and suppliers		765,335		541,190
Receivable from customers		86,317		74,301
Advance in commitment to purchase		37,045		27,751
Dividends		32,189		26,298
Warehouse services		31,350		32,488
Insurance claims		11,757		5,553
Taxes		41,931		17,630
Sale of services and goods		116,685		172,096
Inactive accounts		34,651		33,437
Servibanca and other Networks		30,551		29,906
ATMS		19,171		15,853
Assets under operating lease		34,952		5,370
Retirement pensions		4,324		7,656
Other receivables		335,818		372,598
Total accounts receivable		1,920,713		1,722,949
Allowance for accounts receivable losses		(119,780)		(110,046)
Total accounts receivable, net		1,800,933		1,612,903
Total accrued interest receivable on loans and financial leases and accounts receivable, net	Ps.	2,516,923	Ps.	2,196,423

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

The changes in allowance for accrued interest receivable on loans and financial leases and accounts receivable were as follows:

		December 31,		December 31,		December 31,
		2012		2011		2010
Balance at beginning of period	Ps.	171,202	Ps.	151,657	Ps.	176,565
BAC Credomatic’s acquisition		-		-		3,456
Increase due to addition or merger		1,024		-		-
Provision for uncollectible amounts		168,396		155,818		151,034
Charge-offs		(55,929)		(61,814)		(81,516)
Recovery of provisions		(88,566)		(78,077)		(97,231)
Reclassification – Securitization		(6,485)		(83)		(9,117)
Effect of changes in foreign exchange rate		7,368		3,701		8,466
Balance at end of period	Ps.	197,010	Ps.	171,202	Ps.	151,657

(7)	BANKERS’ ACCEPTANCES, SPOT TRANSACTIONS AND DERIVATIVES

Grupo Aval’s rights and obligations from bankers’ acceptances, spot transactions and derivatives as of December 31, 2012 and 2011 were as follows:

		December 31,		December 31,
		2012		2011

Bankers’ acceptances	Ps.	68,278	Ps.	116,597
Total bankers’ acceptances		68,278		116,597
Derivatives at fair value
Spot transactions, net
Foreign exchange rights contracts-purchased		27,597		127,994
Foreign exchange rights contracts-sold		3,714		-
Investment securities rights sold (peso-denominated)		6,000		-
Total rights		37,311		127,994
Foreign exchange commitments contracts sold		(3,714)		-
Foreign exchange commitments contracts purchased		(27,548)		(127,944)
Investment securities commitments-purchased (peso-denominated)		(6,000)		-
Total obligations		(37,262)		(127,944)
Total spot transactions, net		49		50
Forward contracts
Foreign exchange rights contracts purchased (peso-denominated)		108,723		6,383,940
Foreign exchange rights contracts sold (peso-denominated)		10,169,709		2,459,477
Foreign exchange rights contracts purchased		228,041		62,030
Foreign exchange rights contracts sold		148,508		142,761
Investment securities rights-purchased (peso-denominated)		84,205		29,570
Investment securities rights-sold (peso-denominated)		-		455,221
Others - rights		1,968		-
Total rights		10,741,154		9,532,999
Foreign exchange commitments contracts purchased (peso-denominated)		(108,605)		(6,195,322)
Foreign exchange commitments contracts sold (peso-denominated)		(9,866,165)		(2,443,594)
Foreign exchange commitments contracts purchased		(223,426)		(61,593)
Foreign exchange commitments contracts sold		(142,116)		(139,493)

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

		December 31,		December 31,
		2012		2011

Investment securities commitments purchased (peso-denominated)		(82,787)		(29,358)
Investment securities commitments sold (peso-denominated)		-		(453,290)
Other commitments		(1,997)		-
Total obligations		(10,425,096)		(9,322,650)
Total forward contracts, net		316,058		210,349
Futures contracts
Foreign exchange rights contracts purchased		102,858		716,413
Foreign exchange rights contracts sold		856,424		9,689
Investment securities commitments purchased (local currency)		4		3,420
Investment securities rights sold		-		41,651
Total rights		959,286		771,173
Foreign exchange commitments contracts purchased		(102,858)		(716,303)
Foreign exchange commitments contracts sold		(856,346)		(9,689)
Investment securities commitments purchased (local currency)		(4)		(3,420)
Investment securities commitments sold		-		(41,651)
Total obligations		(959,208)		(771,063)
Total future contracts		78		110
Swaps
Foreign exchange right contracts		623,895		389,789
Interest rate rights contracts		240,932		656,335
Foreign exchange commitments contracts		(579,265)		(351,203)
Interest rate commitments contracts		(226,079)		(643,536)
Total swaps, net		59,483		51,385
Options
Foreign exchange call options		1,745		6,256
Call option - Others		2,543		32,436
Foreign exchange put options		5,449		1,626
Put options - Others		623		-
Total options, net		10,360		40,318
Total bankers’ acceptances, spot transactions and derivatives	Ps.	454,306	Ps.	418,809

(8)	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of December 31, 2012 and 2011 consisted of the following:

		December 31,		December 31,
		2012		2011
Land (1)	Ps.	376,684	Ps.	335,241
Buildings		1,030,424		978,389
Furniture, equipment and fixtures		569,519		576,035
Computer equipment		761,068		727,495
Vehicles		78,339		66,863
Construction in progress (2)		45,479		36,478
Machinery and equipment		339,443		281,738
Equipment in transit (2)		87,792		234,798
Total		3,288,748		3,237,037
Less accumulated depreciation		(1,486,697)		(1,471,022)
Allowance for impairment		(7,114)		(4,706)
Property, plant and equipment, net	Ps.	1,794,937	Ps.	1,761,309

(1)	Not a depreciable asset.
(2)	These assets begin to depreciate when the constructions are completed and/or the assets are ready for use.

Property, plant and equipment depreciation expense for the years ended December 31, 2012, 2011 and 2010, amounted to Ps. 191,799, Ps. 185,765 and Ps.120, 923, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(9)	OPERATING LEASES, NET

Operating leases where the Grupo Aval’s banking subsidiaries act as lessors as of December 31, 2012 and 2011 consisted of the following:

		December 31,		December 31,
		2012		2011
Machinery and equipment	Ps.	79,539	Ps.	78,229
Vehicles		55,490		29,195
Furniture, equipment and fixtures		85,066		77,869
Computer equipment		362,383		329,922
Total		582,478		515,215
Less accumulated depreciation		(201,245)		(187,180)
Allowance for impairment		(5,526)		(4,786)
Operating leases, net	Ps.	375,707	Ps.	323,249

Operating lease depreciation expense for the years ended December 31, 2012, 2011 and 2010 amounted to Ps.104,844, Ps. 90,905 and Ps. 93,867, respectively.

(10)	FORECLOSED ASSETS, NET

Foreclosed assets as of December 31, 2012 and 2011 consisted of the following:

		December 31,		December 31,
		2012		2011
Foreclosed assets:
Real estate	Ps.	217,566	Ps.	214,620
Other assets		16,532		6,214
Total		234,098		220,834
Allowance		(142,108)		(143,073)
Total foreclosed assets, net	Ps.	91,990	Ps.	77,761

The changes in allowance for foreclosed assets were as follows:

		December 31,		December 31,		December 31,
		2012		2011		2010
Balance at beginning of year	Ps.	143,073	Ps.	130,004	Ps.	123,524
BAC Credomatic’s acquisition		-		-		23,215
Acquisition or merger		1,213		-		-
Provision		43,386		36,533		12,974
Charge-offs		(3,058)		(5,994)		(184)
Recovery of provisions		(33,110)		(25,103)		(19,856)
Reclassifications		643		(5,812)		(6,512)
Provision used on sales		(7,474)		(1,187)		(2,749)
Effect of changes on foreign exchange rates		(2,565)		14,632		(408)
Balance at the end of year	Ps.	142,108	Ps.	143,073	Ps.	130,004

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(11)	PREPAID EXPENSES AND DEFERRED CHARGES, NET

Prepaid expenses and deferred charges as of December 31, 2012 and 2011 consisted of the following:

		December 31,		December 31,
		2012		2011
Prepaid expenses:
Insurance premiums	Ps.	17,879	Ps.	15,124
Interest		13,846		4,511
Leases		1,128		1,281
Equipment maintenance		1,322		2,340
Commissions		23,155		26,526
Other		10,036		47,408
Total prepaid expenses		67,366		97,190
Deferred charges:
Pre-operating and reorganization expenses		11,127		5,421
Remodeling expenses		13,281		17,016
Computer programs		82,221		78,691
Improvements on road constructions and inflation adjustments (1)		962,496		669,214
Leasehold improvements		72,945		47,003
Advertising		1,819		9,127
Deferred income tax asset (2)		118,456		132,667
Fees and commissions		8		43
Studies and projects		182,424		144,565
Equity tax (3)		391,677		587,516
Other		57,860		167,751
Total deferred charges		1,894,314		1,859,014
Total prepaid expenses and deferred charges	Ps.	1,961,680	Ps.	1,956,204

(1)
In 1993, “Proyecto de Infraestructura S.A. Pisa”, entered into an agreement with “Departamento del Valle de Cauca”, for the construction, operation and maintenance of a public highway. According to the agreement “Proyecto de Infraestructura S.A. Pisa” would fund all the construction costs in exchange for the right to charge and collect a toll to the users of the highway for a period of about fourteen years.

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

(2)	Deferred income tax assets relates to the following temporary differences:

		December 31,		December 31,
		2012		2011
Deferred income tax asset
Estimated liabilities	Ps.	53,859	Ps.	55,954
Bankers’ acceptances and derivatives		7,407		22,319
Deferred charges		3,737		1,802
Other		53,453		52,592
Total deferred income tax asset	Ps.	118,456	Ps.	132,667

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(3)
In December 30, 2009, the Congress of Colombia enacted Law No. 1370, which added a net worth tax on the wealth of corporate entities (hereinafter referred to as the “Equity Tax”).  The Equity Tax accrued on January 1, 2011 amounted to Ps. 783,354 payable in four equal installments through 2014 (one per year). The tax rate to be paid by Grupo Aval and its subsidiaries, each on an unconsolidated basis, is 6.0% of their net fiscal worth as of January 1, 2011. As of December 31, 2012, Grupo Aval had a consolidated liability of Ps. 391,677, having paid Ps. 195,839 during 2012.

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

(12)	GOODWILL, NET

Goodwill, net as of December 31, 2012 and 2011 was as follows:

		December 31,		December 31,
		2012		2011
Goodwill related to BAC Credomatic GEFC Inc. acquisition (recorded in Leasing Bogotá Panamá)	Ps.	1,786,174	Ps.	2,017,279
Goodwill related to Megabanco acquisition (Recorded in Banco de Bogotá S.A.)		489,100		510,799
Goodwill related to Banco Popular and Banco Comercial AV Villas acquisitions (Recorded in Grupo Aval)		407,253		424,954
Goodwill related to Banco Aliadas and Banco Unión acquisitions (Recorded in Banco de Occidente S.A.)		24,272		25,720
Goodwill related to Intrex acquisition in Panamericana (recorded into Banco de Bogota S.A. trough Corficolombiana)		128,076		131,945
Goodwill related to Proyectos de Infraestructura and Hoteles Estelar’s acquisitions (Recorded into Banco de Bogotá S.A. through Corficolombiana.)		7,658		48
Total goodwill, net	Ps.	2,842,533	Ps.	3,110,745

Goodwill attributable to Grupo Aval´s shareholders was Ps. 1,943,362 and Ps. 2,122,956 for the years ended December 31, 2012 and 2011, respectively.

The movements in goodwill were as follows:

		December 31,		December 31,		December 31,
		2012		2011		2010
Balance at beginning of period	Ps.	3,110,745	Ps.	3,031,446	Ps.	1,020,143
Goodwill acquired in business combination (*)		8,479		135,590		2,005,601
Exchange difference		(146,813)		36,343		35,360
Amortization expenses		(93,109)		(92,634)		(28,620)
Other related expenses		(36,769)		-		(1,038)
Balance at end of period	Ps.	2,842,533	Ps.	3,110,745	Ps.	3,031,446

(*)
In  2012, goodwill recorded of Ps. 8,479 was associated to an adjustment identified in the acquisition of Compañìa Hotelera de Cartagena de Indias by Hoteles Estelar. In 2011, goodwill originated in the acquisition of Concesionaria Pananamericana Ps. 21,672 and Intrex Investments INC Ps. 113,918. In December 2010 goodwill for the acquisition of BAC Credomatic was recorded of US$ 1,066,344, equivalent to Ps. 2,005,601.

Grupo Aval’s goodwill

Grupo Aval (parent company) records the amounts paid in excess of book value in the acquisition of shares, which mainly arose from the Banco Popular S.A. acquisition in the years 2008, 2006 and 2005. As of December 31, 2012 and 2011, the value of goodwill registered in Grupo Aval was Ps. 407,253 and Ps. 424,954, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Banking subsidiaries’ goodwill

Banco de Bogotá S.A. and its subsidiaries acquired Megabanco on June, 2006, recording Goodwill by Ps. 613,294.

On December 2010 Banco de Bogotá S.A. registered goodwill for the acquisition of BAC Credomatic for US$ 1,066,344, equivalent to Ps. 2,005,601.

The following table shows the goodwill calculations in the BAC Credomatic acquisition as of November 30, 2010, as permitted by the Colombian Superintendency:

(In thousands of U.S. dollars as of November 30, 2010)			Equivalent in millions of Ps. (2)
Purchase price	US$	1,920,000	Ps.	3,611,174
Carrying value of assets acquired minus liabilities assumed under US GAAP		902,699		1,697,814
Adjustments to COL GAAP:		(49,043)		(92,241)
Loans origination fees (Note 30 f)		(3,103)		(5,836)
Allowance for loan losses (Note 30 e)		(20,220)		(38,030)
Reappraisal of assets (Note 30 d)		69,552		130,815
Fair value of loans (1)		(2,272)		(4,273)
Allowance for foreclosed assets (Note 30 e)		(6,558)		(12,334)
Pre-existing goodwill-business combination (Note 30 m)		(96,831)		(182,122)
Impairment of investments (Note 30 i)		(2,681)		(5,042)
Deferred income tax (Note 30 a)		12,413		23,347
Guarantees (Note 30 o)		657		1,234
Net assets acquired		853,656		1,605,573
Excess of purchase price over net assets acquired (Goodwill)	US$	1,066,344	Ps.	2,005,601

(1)	Under US GAAP, certain loans were recorded by BAC at fair value, Under COL GAAP, it is not permitted to fair value loans, and therefore, they were recorded at cost.
(2)	Translated using an exchange rate of Ps. 1,880.82 per USD, TRM as of November 30th, 2010.

Banco de Bogotá S.A. began amortizing the goodwill under the exponential method over a period of twenty years since the date of each acquisition. Goodwill is allocated among several business lines which are subject to impairment tests in which Grupo Aval compares its book value (including the assigned goodwill) to technical studies prepared annually by independent experts.  At the end of each reporting period or when there is any indication of impairment (i.e. a reduction in its recoverable amount to below its carrying amount) any impairment is written off. As of December 31, 2011 and 2010, no impairment was recognized.

Banco de Occidente S.A. recorded goodwill when it acquired Banco Aliadas and Banco Unión Colombiano by Ps. 41,935.

Banco Popular S.A. and Banco Comercial AV Villas S.A., as of December 31, 2012, do not have goodwill registered in their financial statements.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(13)	OTHER ASSETS, NET

Other assets as of December 31, 2012 and 2011 consisted of the following:

		December 31,		December 31,
		2012		2011
Assets held for sale	Ps.	481,431	Ps.	402,472
Value added tax deductible and withholding taxes		64,848		38,692
Restricted deposits		155,433		109,115
Investment in trust		28,675		32,808
Prepaid taxes		55,199		65,507
Assets available for lease contracts		279,442		338,739
Joint ventures (1)		29,285		75,663
Other		94,537		67,689
Total		1,188,850		1,130,685
Less: Allowance for impairment		(60,237)		(58,075)
Total other assets, net	Ps.	1,128,613	Ps.	1,072,610

(1)	Include capitalized expenses related to a toll road operated by Corficolombiana.

(14)	REAPPRAISAL OF ASSETS

The following table describes reappraisals of assets as of December 31, 2012 and 2011:

		December 31,		December 31,
		2012		2011
Reappraisal of property plant and equipment	Ps.	2,200,218	Ps.	2,126,951
Revaluation of investments		106,827		131,991
Reappraisal of other assets		10,767		10,759
Total reappraisal of assets		2,317,812		2,269,701
Less: Non-controlling interests		(1,374,011)		(1,250,140)
Total equity revaluations	Ps.	943,801	Ps.	1,019,561

The amount of reappraisal of assets attributable to non-controlling interests reflects third-party participation in Banco de Bogotá and its subsidiaries (including Corficolombiana and its subsidiaries), Banco de Occidente and its subsidiaries, Banco Popular and its subsidiaries and Banco Comercial AV Villas.

(15)	TIME DEPOSITS

Time deposits (classified per maturity at the issuance date) as of December 31, 2012 and 2011 were as follows:

		December 31,		December 31,
		2012		2011
Less than six months	Ps.	5,720,675	Ps.	6,940,221
Between six to twelve months		4,986,990		4,389,043
Between twelve and eighteen months		3,338,467		2,930,874
More than 18 months		12,818,835		8,370,355
Total certificates of time deposits (*)	Ps.	26,864,967	Ps.	22,630,493

(*) See level of cash reserves established by central banks in countries where Grupo Aval banking subsidiaries operate in Note 3.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(16)	INTERBANK BORROWINGS AND OVERNIGHT FUNDS

Interbank borrowings and overnight funds as of December 31, 2012 and 2011 were as follows:

		December 31,		December 31,
		2012		2011
Ordinary interbank funds purchased	Ps.	310,116	Ps.	594,116
Commitments of investment in simultaneous operations		2,911,178		1,936,713
Commitments of closed repo operations (*)		825,636		593,857
Commitments of open repo operations (*)		1,109,551		100,459
Total interbank and overnight funds	Ps.	5,156,481	Ps.	3,225,145

(*) Increase primarily corresponds to the constitution of repos operations by Corficolombiana with Banco de la Republica.

(17)	BORROWINGS FROM BANKS AND OTHERS

Borrowings from banks and others as of December 31, 2012 and 2011 were as follows:

	Interest rates				December 31,		December 31,
					2012		2011
Banco de Comercio Exterior - “Bancoldex”	0.0%	to	17.8%	Ps.	789,761	Ps.	1,224,976
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO”	0.5%	to	15.7%		549,105		601,895
Financiera de Desarrollo Territorial “FINDETER”	0.0%	to	9.6%		996,305		1,075,625
Foreign Banks	0.0%	to	15.0%		5,076,933		5,798,864
Other financial institutions	0.1%	to	33.0%		1,817,904		1,292,271
Indebtedness to related parties	DTF + 3%				1,150,918		1,444,120
Total borrowings from banks and others				Ps.	10,380,926	Ps.	11,437,751

The Colombian Government has established programs to promote the development of specific sectors of the economy, including foreign trade, agriculture, tourism and many other industries. These programs are managed by the Colombian Central Bank and various government entities such as Banco de Comercio Exterior (“Bancoldex”), Fondo para el Financiamiento del Sector Agropecuario (“FINAGRO”) and Financiera de Desarrollo Territorial (“FINDETER”).

Maturities of borrowings from banks and others as of December 31, 2012 were as follows:

2013		380,082
2014		2,137,275
2015		3,034,121
2016		737,842
2017 and thereafter		4,091,606
Total borrowings from banks and others	Ps.	10,380,926

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(18)	ACCOUNTS PAYABLE

Accounts payable as of December 31, 2012 and 2011 were as follows:

		December 31,		December 31,
		2012		2011
Dividends payable (See note 23)	Ps.	421,028	Ps.	377,815
Suppliers		410,430		551,476
Contribution on financial transactions		34,603		31,995
Taxes (1)		801,213		915,168
Collections for third parties		104,449		152,826
Withholdings and labor contributions		42,987		48,977
Insurance (2)		289,504		236,604
Pending checks		43,813		45,235
Commissions and fees		35,561		39,269
Rents		5,127		5,172
Contributions and affiliations		8,516		15,213
Excess compensations		103,790		115,414
Cedulas cafeteras		85,150		42,793
Time deposits due		30,098		30,129
Principal and interest bonds (paz)		28,573		28,433
Principal and interest bonds (seguridad)		7,229		6,996
Other		553,232		450,434
Total accounts payable	Ps.	3,005,305	Ps.	3,093,949

(1)
Includes Ps. 391,677 at December 31, 2012 associated with the Equity Tax. In December 30, 2009, the Congress of Colombia enacted Law No. 1370, which added a net worth tax on the wealth of corporate entities or Equity Tax.  The Equity Tax accrued on January 1, 2011 amounted to Ps. 783,354 payable in four equal installments through 2014 (one per year). The tax rate to be paid by Grupo Aval and its subsidiaries, each on an unconsolidated basis, is 6.0% of their net fiscal worth as of January 1, 2011. As of December 31, 2012, Grupo Aval had a consolidated amount of Ps.391,677, having paid Ps. 195,839 during 2012.

In accordance with Colombian Banking GAAP, the equity tax liability was recorded as a deferred charge and as an account payable. It has been and will continue to be amortized on a straight monthly basis until 2014. Colombian Banking GAAP regulations allow companies to charge the amortized portion against the “equity inflation adjustments” line item in the shareholders’ equity account. Since most of the companies consolidated by Grupo Aval had already used up their “equity inflation adjustments” account. The equity tax amortization was charged as an expense.

(2)	Includes BAC Credomatic insurance premium related to loans granted to its clients.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(19)	OTHER LIABILITIES

Other liabilities as of December 31, 2012 and 2011 were as follows:

		December 31,		December 31,
		2012		2011
Consolidated severance and interest on severance	Ps.	100,347	Ps.	87,290
Accrued vacations		73,755		69,197
Other labor benefits		75,599		70,493
Unearned interest (a)		58,456		56,076
Unapplied payments from customers		286,330		296,738
Deferred income		5,604		7,228
Dormant deposits		25,804		25,562
Pension obligations (b)		306,777		298,994
Deferred income tax (c)		217,300		183,691
Interest		9,894		8,592
Joint ventures		21,787		21,106
Income received by Coviandes term reduction		67,033		152,978
Transport, freights and carries		16,608		17,424
Contribution for future works - Epiandes		237,087		-
Other´s		198,189		152,395
Total other liabilities	Ps.	1,700,570	Ps.	1,447,764

(a)	Unearned interest primarily consists of prepayments of interest by customers.

(b)	The following table shows Grupo Aval’s banking subsidiaries pension obligations as of December 31, 2012 and 2011:

		Pension liability		Deferred cost		Net pension Liability
Balance at December 31, 2009	Ps.	291,591	Ps.	(13,030)	Ps.	278,561
Adjustment per actuarial valuation		86,949		(86,949)		-
Benefits paid		(30,544)		-		(30,544)
Pension expense		-		32,564		32,564
Balance at December 31, 2010	Ps.	347,996	Ps.	(67,415)	Ps.	280,581
Adjustment per actuarial valuation		51,586		(51,586)		-
Benefits paid		(32,662)		-		(32,662)
Pension expense		-		51,075		51,075
Balance at December 31, 2011	Ps.	366,920	Ps.	(67,926)	Ps.	298,994
Adjustment per actuarial valuation		36,650		(36,650)		-
Benefits paid		(33,622)		-		(33,622)
Pension expense		-		41,405		41,405
Balance at December 31, 2012	Ps.	369,948	Ps.	(63,171)	Ps.	306,777

In compliance with Colombian law, the present value of the expected pension payments was determined on the basis of actuarial calculations.  The significant assumptions used in the actuarial calculations were the following:

	December 31,			December 31,			December 31,
	2012			2011			2010
Discount rate	5.6%	to	6.4%	4.8%	to	8.7%	4.5%	to	7.7%
Future pension increases	3.0%	to	3.2%	2.0%	to	6.5%	3.2%	to	4.5%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(c)	Deferred income tax liability relates to the following temporally differences:

		December 31,		December 31,
		2012		2011
Deferred income tax liabilities
Unrealized gains on investment securities	Ps.	31,720	Ps.	4,255
Property, plant and equipment		32,128		38,096
Unrealized gains on derivatives		40,805		5,522
Deferred charges		9,884		10,401
Pension plan		20,008		21,052
Allowance for loan losses		6,449		6,657
Accrued expenses		-		6,509
Other		76,306		91,199
Total deferred income tax liabilities	Ps.	217,300	Ps.	183,691

(20)	BONDS

Companies are authorized by the Superintendency of Finance to issue secured and unsecured bonds. As of December 2012 and 2011, the majority of the bonds issued by Grupo Aval and its subsidiaries are unsecured and are solely obligations of each issuer.

As of December 31, 2012 and 2011, bond issued were as follows:

Issuer	Issuance date		December 31, 2012		December 31, 2011	Maturity	Interest Rate

BAC Honduras	oct-09	Ps.	-	Ps.	14,163	oct-12	14.49% to 14.99%
	nov-09		-		11,303	oct-12	14.49%
	dec-09		-		26	oct-12	14.49%
	dec-12		10,586		-	dec-15	14.00%
			10,586		25,492
Banco de America Central	mar-07		-		19,427	mar-12	4,19%
	may-07		-		19,427	may-12	3.58%
	jan-08		17,682		19,427	jan-13	2.44% to 2.69%
	nov-08		26,523		29,141	nov-13	2,33%
	feb-09		26,523		29,141	feb-14	2.41%
	dec-10		-		23,170	jan-12	4.00%
	dec-11		7,073		7,771	dec-16	4,25%
	feb-12		3,536		-	feb-17	4.25%
	mar-12		7,073		-	mar-17	4.25%
	may-12		10,339		-	may-17	4.25%
	dec-12		23,475		-	jan-13 to dec-14	4.00% - 5.00%
			122,224		147,504
Banco de Bogotá S.A.	apr-08 (1)		212,313		209,960	apr-15	ICP+7.00% to UVR+7.00% to DTF+3.00%
	feb-10 (1)		209,758		206,545	feb-17 to feb-20	ICP + 5.33% to ICP +5.45% UVR + 5.29% to UVR +5.45%.
	dec-11 (2)		1,060,938		1,165,619	jan-17	5.00%
			1,483,009		1,582,124
Banco de Occidente S.A.	aug-06 (1)		75,000		75,000	aug-13	ICP + 5.58%
	aug-07 (1)		80,000		80,000	sep-14	ICP + 5.90%
	aug-08		186,910		186,910	aug-13 to aug-18	DTF + 3.10% ICP + 6.60% ICP + 7.00%
	jun-07		53,842		135,406	jun-14	ICP + 6.60%
	mar-09		174,536		236,439	mar-14 to mar-19	ICP + 5.00% ICP + 6.00% ICP + 5.75%
	may-05 (1)		-		40,000	may-12	ICP + 5.09%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Issuer	Issuance date	December 31, 2012	December 31, 2011	Maturity	Interest Rate

	nov-10	550,000	550,000	nov-13 to nov-15	ICP + 2.72% ICP + 3.15% DTF + 1.35% IBR + 1.42%
	oct-06 (1)	44,680	44,680	oct-13	ICP + 5.75%
	mar-11	387,000	400,000	mar-14 to mar-16	ICP+2.49% ICP +3.05%, IBR + 1.50%
	sep-11	247,119	247,119	sep-14 to sep-21	6.65% EA 7.25% EA ICP + 4.00% ICP + 4.20% ICP + 4.50% IBR + 1.80%
	feb-12 (1)	200,000	-	feb-19 to feb-22	ICP + 4.34% ICP + 4.65%
	ago-12	300,000	-	ago-15 to ago-27	ICP + 4.10% ICP + 4.27% DTF + 1.67%
		2,299,087	1,995,554
Banco Popular S.A.	sep-06 (1)	100,000	100,000	sep-13	ICP + 5.49%
	jul-08 (1)	100,000	100,000	jul-15	ICP + 7.00%
	jun-10	47,575	151,158	jun-13	ICP + 3.23%
	oct-10	189,500	300,000	oct-13	IBR + 1.40% ICP+2.64%
	feb-10	260,800	400,300	feb-13 to feb-15	ICP + 3.30% ICP + 3.90% IBR + 1.44%

	aug-11	400,000	400,000	feb-13 to aug-15	ICP + 3.68% IBR + 1.71% IBR + 1.81%
	jan-12	400,000	-	jun-13 to jan-17	IBR + 1.80% DTF + 1.82% ICP +3.90%
	sep-12	400,000	-	sep-14 to sep-17	6.30% 6.39% ICP+3.69%
		1,897,875	1,451,458
Concesionaria Vial de los Andes S.A.	jul-07	29,150	47,700	jul-14	ICP + 5.70%
		29,150	47,700
BAC Credomatic Guatemala	jan-11	45	11,365	jan-13	7.02%
	feb-11	-	10,989	feb-12	6.31% to 8.50%
	mar-11	-	9,722	mar-12	6.31% to 8.69%
	apr-11	-	12,224	apr-12	6.31% to 8.69%
	may-11	-	11,866	may-12	6.31% to 8.50%
	jun-11	-	16,191	jun-12	4.89% to 8.69%
	jul-11	-	15,663	jul-12	4.65% to 8.25%
	aug-11	-	15,675	aug-12	4.75% to 8.25%
	sep-11	-	18,471	sep-12	4.75% to 8.45%
	oct-11	-	15,790	oct-12	4.65% to 8.45%
	nov-11	-	13,676	nov-12	4.65% to 8.30%
	dec-11	-	13,136	dec-12	4.65% to 8.22%
	jan-12	12,122	-	jan-13	5.84% to 8.25%
	feb-12	14,116	-	feb-13	5.84% to 8.40%
	mar-12	11,372	-	apr-13	5.84% to 8.25%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Issuer	Issuance date		December 31, 2012		December 31, 2011	Maturity	Interest Rate

	apr-12		12,596		-	may-13	5.84% to 8.25%
	may-12		15,326		-	may-13	5.84% to 8.50%
	jun-12		21,508		-	jun-13	5.84% to 8.50%
	jul-12		18,100		-	aug-13	4.75% to 8.50%
	aug-12		19,910		-	sep-13	4.75% to 8.40%
	sep-12		25,881		-	oct-13	4.89% to 8.50%
	oct-12		23,239		-	nov-13 to apr-14	4.75% to 8.50%
	nov-12		14,999		-	dec-13	4.65% to 8.50%
	dec-12		9,979			dec-13	4.65% to 8.25%
			199,193		164,768
Grupo Aval Acciones y Valores S.A.	apr-05		-		94,700	apr-12	ICP + 5.60%
	oct-05		100,000		100,000	oct-15	ICP + 3.37%
	dec-09		624,249		749,733	dec-14 to dec-24	ICP + 3.69% a 5.20%
			724,249		944,433
Grupo Aval Limited (3)	feb-12		1,060,938		-	feb-17	5.25%
	sep-12		1,736,402		-	sep-22	4.75%
			2,797,340		-
Industrias Lenher S.A. (4)	jun-00		1,053		1,053	jun-13	DTF + 5.22%
			1,053		1,053
Leasing Corficolombiana	jun-05		9,203		10,117	jan-13 to may-14	DTF 2.20% to DTF 3.10%
	mar-09		116,032		116,032	mar-13 to oct-14	DTF 1.80% to DTF 2.10%
			125,235		126,149
Proyectos de Infraestructura S.A	may-09		80,000		80,000	may-16 to may-19	ICP + 6.59% to ICP + 6.90
			80,000		80,000
		Ps.	9,769,001	Ps.	6,566,235

(1)	Subordinated Bonds.

(2)
On December 2011, Banco de Bogotá S.A. issued a five year bond of US$600 million (Ps. 1,060,938 as of December 31, 2012) in the international market under rule 144-A/Reg S with a coupon of 5%, at 98.898% of its nominal value.

(3)
On January 23, 2012, Grupo Aval through its subsidiary in Cayman Island, Grupo Aval Limited, issued a five year bond of US$600 million (Ps. 1,060,938 as of December 31, 2012) in the international market under rule 144-A/Reg S with a coupon of 5.25% at 99.458% of its nominal value. In addition, on September 19, 2012, Grupo Aval issued a ten year bond of US$ 1,000 million (Ps. 1,736,402 as of December 31, 2012) in the international market under rule 144A/Reg S with a coupon of 4.75% at 99.607% of its nominal value.

(4)
As part of its restructuring process, Industrias Lenher S.A. issued convertible bonds for Ps. 13,464 in April 2002. These bonds were offered to Lenher´s creditors to cover all or part of the accounts receivable that they had with the company. All bondholders had the right to exchange their bonds into shares at any time. The amount outstanding of Ps. 1,053 reflects the portion of the issuance that has not yet been converted.

In the table above “IBR” refers to the Colombian interbanking short-term borrowing rate.

Interest accrued for bonds for 2012, 2011 and 2010 amounted to Ps. 543,689,  Ps. 339,631 and Ps. 278,118, respectively.

The scheduled maturities of bonds as of December 31, 2012 are as follows:
2013	Ps.	1,909,646
2014		885,713
2015		873,185
2016		379,033
2017 and thereafter		5,721,424
Total bonds	Ps.	9,769,001

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(21)	ESTIMATED LIABILITIES

Estimated liabilities as of December 31, 2012 and 2011 consisted of the following:

		December 31,		December 31,
		2012		2011
Labor obligations	Ps.	30,416	Ps.	27,798
Income tax payable		410,782		435,099
Trade tax and other		18,334		16,071
Contingencies, fines and other (1)		64,419		61,204
Other		287,760		315,089
Total estimated liabilities	Ps.	811,711	Ps.	855,261

(1)
Includes disputes and litigations which are considered probable (50% or higher) and for which the amount can be reasonably estimated. Additionally, a contingent liability for disputes or litigations must be recorded in the balance sheet when a court takes a position against Grupo Aval or any of its subsidiaries.

 Income tax

Consolidated income tax reporting is not permitted under Colombian tax regulations and, as a result, losses incurred by any consolidated subsidiary may not be used to offset taxable income from another consolidated subsidiary. For consolidated Colombian subsidiaries, the applicable tax rate in 2012, 2011 and 2010 was 33%, for BAC Credomatic and its subsidiaries, which operate in Central America, the applicable tax rate in 2012 was 0.0% to 35%. Other income tax matters in Colombia are as follows:

a)
The basis for determining income tax may not be lower than 3% of the taxpayer’s net equity after certain adjustments on the last day of the immediately preceding fiscal year.  Should the income tax falls under this threshold, the taxpayer is required to pay a minimum tax of 3% of the net equity (Presumptive Tax).

b)
A special deduction of 30.0%, during 2004 through 2006, of 40.0%, during 2007 through 2009, of 30% for 2010 and after January 2011, of all investments made in fixed assets does not represent any taxable income for shareholders or partners. This deduction was suspended for investments in assets made after January 1, 2011. According to applicable legislation, fixed assets subject to this deduction must be depreciated for tax purposes using the straight-line method and are not entitled to any audit benefit even upon complying with provisions in the tax code.  Should these assets cease to be used to produce income or are divested before the end of their useful lives, fiscal revenue is recorded on recovering the proportion of the deduction corresponding to the asset’s remaining useful life when sold or otherwise transferred.  Senior management considers that the assets for which such deduction was obtained to be used as part of Grupo Aval’s banking subsidiary’s normal course of business and, therefore, is not expected to be sold off before the end of their useful life. For this reason no provision has been set up for any possible reimbursed deductions.

Income tax expense from continuing operations under Colombian Banking GAAP for the years ended December 31, 2012, 2011 and 2010 was comprised of the following components:

		2012		2011		2010
Current income tax expense	Ps.	1,323,918	Ps.	1,168,598	Ps.	794,014
Deferred income tax (benefit) expense		47,821		(31,850)		36,975
Total income tax expense	Ps.	1,371,739	Ps.	1,136,748	Ps.	830,989

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Deferred income tax expense for the years ended December 31, 2012, 2011 and 2010 was comprised by the changes of the following components detailed in the following table:

		December 31,		December 31,		December 31,
		2012		2011		2010
Temporary differences on tax assets
Bankers’ acceptances, spot transactions and derivatives	Ps.	14,913	Ps.	38,766	Ps.	4,267
Estimated liabilities		2,094		(51,687)		1,600
Deferred charges		(1,936)		(659)		(855)
Other		(860)		(2,243)		(64,351)
Total temporary differences on tax assets		14,211		(15,823)		(59,339)
Temporary differences on tax liabilities
Unrealized gains on investment securities		27,465		27,541		3,904
Property, plant and equipment		(5,968)		(15,608)		14,298
Bankers` acceptances, spot transactions and derivatives		35,283		(38,652)		5,705
Deferred charges		(517)		(43,053)		6,701
Pension plan liabilities		(1,044)		4,710		11,920
Allowance for loan losses		(208)		12,498		15,314
Accrued expenses		(6,509)		(10,309)		16,817
Other		(14,893)		46,846		21,655
Total temporary differences on tax liabilities		33,610		(16,027)		96,314
Net change in temporary differences (Total income tax (benefit) expense)	Ps.	47,821	Ps.	(31,850)	Ps.	36,975

Income taxes for the years ended December 31, 2012, 2011 and 2010 are subject to review by the tax authorities. Grupo Aval’s banking subsidiaries’ management and their legal advisors believe that no significant additional liabilities could arise from such a review.

The following table presents the tax losses carry-forward and excess of presumptive income over taxable income of Grupo Aval´s subsidiaries as of December 31, 2012:

Expiration Date		Carryforward losses		Excess of presumptive income over taxable income
2012	Ps.	3,638	Ps.	1,837
2013		9		9,339
2014		89		30,884
2015		-		47,770
2016		-		55,842
2017		-		46,651
No expiration date		229,582		-
Total	Ps.	233,318	Ps.	192,323

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(22)	NON-CONTROLLING INTEREST

Non-controlling interest as of December 31, 2012 and 2011 was originated as follows:

		December 31,		December 31,
		2012		2011
Banco de Bogotá S.A. and its subsidiaries	Ps.	4,349,818	Ps.	4,031,852
Banco de Occidente S.A. and its subsidiaries		663,097		561,147
Banco Comercial AV Villas S.A. and its subsidiaries		227,861		192,125
Banco Popular S.A. and its subsidiaries		166,921		141,905
Total non-controlling interest	Ps.	5,407,697	Ps.	4,927,029

(23)	SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding shares as of December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,	December 31,	December 31,
	2012	2011	2010
Authorized shares	120,000,000,000	120,000,000,000	120,000,000,000

Subscribed fully paid shares	18,551,766,453	18,551,299,996	13,943,980,671
Subscribed but pending to be paid shares	-	466,457	1,652
Total outstanding shares	18,551,766,453	18,551,766,453	13,943,982,323

The outstanding shares are as follows:
Common voting shares (1)	13,622,022,124	13,806,691,240	13,943,982,323
Preferred non-voting shares (2)	4,929,744,329	4,745,075,213	-

(1)
Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended as of December 31, 2012 and 2011 were converted 184,669,116 and 137,291,083 common shares into preferred shares, respectively.

(2)
On May 12, 2011, Grupo Aval completed an offering of 1,600,000,000 preferred shares, raising an aggregate amount of Ps 2.1 trillion (U.S.$1.1 billion equivalent to Ps. 1,300 or U.S.$0.72 per share (at the representative market rate at such date) before deducting brokerage commissions and discounts, and expenses of the offering. Additionally, 3,007,784,133 preferred shares were issued in connection with the Escisión agreement with Rendifin S.A., Inversiones Escorial S.A. and Popular Securities S.A. ´s shareholders (see note 1 (c) for more details).  During 2012, 184,669,116 common shares were converted in preferred shares.

Appropriated retained earnings

Appropriated retained earnings, as of December 31, 2012, 2011 and 2010 consisted of the following:

		December 31,		December 31,		December 31,
		2012		2011		2010
Legal reserve	Ps.	9,276	Ps.	6,972	Ps.	6,972
Statutory and voluntary reserves		2,902,064		2,325,058		1,923,354
Total	Ps.	2,911,340	Ps.	2,332,030	Ps.	1,930,326

Retained earnings

Legal reserves

In accordance with applicable legal requirements, Grupo Aval and its banking subsidiaries must create a legal reserve through the allocation of 10% of the liquid earnings of each fiscal period up to the amount of 50% of subscribed common stock. This reserve may be reduced to less than 50% of subscribed common stock for purposes of amortization loss of excess retained earnings. The legal reserve may not be reduced to less than the indicated percentage, except to cover losses in excess of undistributed earnings.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Statutory and voluntary reserves

Statutory and voluntary reserves are determined by the shareholders in their semi-annual meetings.

Equity inflation adjustments

From January 1992 to December 2000, Grupo Aval and its consolidated banking subsidiaries’ financial statements were subject to inflation adjustments. The cumulative effect of such adjustments in non-monetary assets and liabilities is included in each of the adjusted accounts. Adjustments on the equity accounts are included in the “equity inflation adjustments” line item. According to Law 1111 of 2006, all entities subject of the “equity tax” are allowed to charge those taxes against the “equity inflation adjustments” rather than an expense in the consolidated statements of income. During 2012, 2011 and 2010, the amount of this account decreased due to a payment of the “equity tax” mandated by law.

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

Grupo Aval declares dividends on a semiannual basis. Dividends are declared and paid to shareholders based on the adjusted unconsolidated net income from the previous semester.  The dividends were paid as follows:

		2013		2012		2011
Unconsolidated earnings from first semester	Ps.	-	Ps.	718,518	Ps.	582,658
Unconsolidated earnings from second semester		-		777,842		667,562
Dividends in cash (in Colombian pesos)		Ps. 25.2 per ordinary and preferred shares payable in six installments of Ps. 4.20 per month from October 2012 to march 2013, based on second semester net income of 2012.
Ps. 24.0 per ordinary and preferred shares payable in six installments of Ps. 4.00 per share from October 2012 to march 2013, based on first semester net income of 2012.
Ps. 21.60 per ordinary and preferred shares payable in six installments of Ps. 3.60 per share from April 2012, based on second semester net income of 2011.

Ps. 19.50 per share payable in six installments of Ps. 3.25 per share from April 2011 based on second semester net income of 2010.

Ps 21.00 per share payable in six installments of Ps. 3.50 per share from October 2011, based on first semester net income of 2010.

Common shares outstanding		13,622,022,124		13,806,691,240		13,943,982,323
Preferred shares issued on April 2011		4,929,744,329		4,745,075,213		3,673,115,007
Total dividends declared		-		467,505		702,509
Dividends payable at December 31		-		421,028		377,815

The amount of dividends payable at December 31 of each year is recorded as an account payable in the consolidated balance sheets.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(24)	MEMORANDUM ACCOUNTS

Memorandum accounts as of December 31, 2012 and 2011 are broken as follows:

		December 31,		December 31,
		2012		2011
Assets in trusts:
Investment funds and assets from third parties held in trusts	Ps.	64,312,485	Ps.	47,724,152
Commitments receivable:
Securities transferred in repos and simultaneous transactions		4,198,706		3,318,200
Interests on loans		327,756		274,317
Rights in options		1,027,956		1,162,905
Lease rents receivable		8,285,419		7,330,035
Call options receivable		422,467		385,309
Other		854,427		1,136,560
Total commitments receivable		15,116,731		13,607,326
Commitments payable:
Unused credit card limits		10,931,976		9,538,766
Civil demands against the bank		657,534		646,367
Issued and confirmed letters of credit		529,208		638,059
Unused lines of credit		3,093,254		2,807,012
Bank guarantees		2,113,102		1,906,647
Approved credits not disbursed		1,820,964		2,013,505
Other		2,062,049		2,190,532
Total commitments payable		21,208,087		19,740,888
Total commitments accounts		36,324,819		33,348,214

Memorandum accounts in favor:
Tax value of assets		107,394,300		92,288,818
Assets and securities given in custody		6,026,815		6,312,275
Assets and securities given as a collateral		1,427,298		444,257
Trading investments in debt securities		4,322,995		3,354,678
Written-off assets		4,254,737		3,997,275
Investments held to maturity		2,981,567		3,019,305
Adjustments for inflation of assets		1,044,323		1,048,890
Investments available for the sale in debt securities		6,819,994		6,686,579
Amortized debt securities investment		1,973,486		1,829,104
Other		78,822,479		62,578,098
Total memorandum accounts in favor		215,067,994		181,559,279
Memorandum accounts against:
Assets and securities received as collateral		54,391,148		47,129,540
Loans plus interest receivable on loans		80,337,758		70,229,105
Assets and securities received in custody		6,141,590		7,608,787
Tax value of shareholders’ equity		17,421,898		14,085,921
Adjustment for inflation of equity		1,897,704		1,896,223
Merchandise in owned warehouses		1,876,757		1,880,832
Other		25,413,836		20,409,929
Total memorandum accounts against		187,480,691		163,240,337
Total memorandum accounts		402,548,684		344,799,616
Total assets in trusts, commitments and memorandum accounts	Ps.	503,185,988	Ps.	425,871,982

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(25)	ADMINISTRATIVE AND OTHER EXPENSES, NET

Administrative and other expenses for the years ended December 31, 2012, 2011 and 2010 consisted of the following:

		2012		2011		2010

Professional fees	Ps.	149,475	Ps.	132,561	Ps.	91,289
Taxes other than income		522,148		488,124		324,654
Rent		199,917		183,931		130,617
Contributions and membership fees		198,645		171,881		110,740
Insurance		36,600		36,623		30,483
Maintenance and repairs		192,803		190,448		155,987
Amortization of deferred charges		186,164		181,881		117,705
Cleaning and security services		97,856		113,653		73,296
Temporary services		126,716		128,829		104,323
Public relationship		189,774		172,971		124,706
Utilities		207,114		203,253		154,553
Transport services		117,955		122,789		101,884
Operating costs of non-financial sector		10,152		21,238		18,639
Others		432,307		328,597		278,210
Total	Ps.	2,667,626	Ps.	2, 476,779	Ps.	1,817,086

(26)	NON-OPERATING INCOME (EXPENSES)

The following table summarizes the components of non-operating income and expenses for the years ended December 31, 2012,  2011 and 2010 of Grupo Aval’s banking subsidiaries´:

		2012		2011		2010

Non-operating income:
Gain on sale of foreclosed assets	Ps.	98,265	Ps.	20,687	Ps.	34,733
Gain on sale of property, plant and equipment		112,296		23,388		19,777
Recoveries of other provisions		282,438		165,987		211,569
Other		125,517		110,678		98,476
Total non-operating income		618,516		320,740		364,555
Non-operating (expenses):
Loss on sale of property, plant and equipment		(310)		(2,375)		(258)
Indemnities		(2,589)		(4,245)		(2,452)
Penalties		(12,078)		(14,095)		(43,947)
Others		(155,471)		(103,801)		(140,964)
Total non-operating (expenses)		(170,448)		(124,516)		(187,621)
Total non-operating income (expenses), net	Ps.	448,068	Ps.	196,224	Ps.	176,934

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
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

Shareholders

Significant balances and transactions with shareholders as of December 31, 2012 and 2011 were as follows:

		December 31,		December 31,
		2012		2011
Borrowings from banks and other:
Adminegocios y Cia. S.A. (*)	Ps.	8,333	Ps.	343,704
Rendifin S.A.		789,717		789,716
Bienes y comercio S.A.		352,868		310,700
Total borrowings from banks and other	Ps.	1,150,918	Ps.	1,444,120

(*)   During 2012, Grupo Aval paid Ps. 358,203 to, and acquired a new Ps. 20,000 financial obligation with Adminegocios y Cia S.A. These obligations have a five-year maturity and a cost of DTF + 3.0%.

These obligations have a five-year maturity and bear interest rate of DTF + 3.0%

		December 31,		December 31,
		2012		2011
Accrued interest payable:
Adminegocios y Cia. S.A.	Ps.	107	Ps.	3,750
Rendifin S.A.		8,610		8,096
Bienes y comercio S.A.		3,937		3,062
Total accrued interest payable	Ps.	12,654	Ps.	14,908

Accounts payable: (*)
Adminegocios y Cia. S.A.		61,651		45,260
Rendifin S.A.		6,155		5,386
Actiunidos S.A.		41,127		35,986
Total accounts payable	Ps.	108,933	Ps.	86,632

(*)  Accounts payable includes dividends payable by Grupo Aval to Adminegocios y Cia. S.A. and Actiunidos S.A.

Grupo Aval’s financial obligation with related parties generated an interest expense for Ps 104,124 and Ps. 100,094 for 2012 and 2011, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(28)	SUBSEQUENT EVENTS

BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. acquisition

-
On April 18, 2013, after having obtained the necessary approvals, Grupo Aval and its affiliates Banco de Bogotá S.A., Banco de Occidente S.A. and Porvenir S.A., completed the acquisition of 99.99% of the shares of “BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.". The adjusted total price of the transaction was US$ 541.371.652.

-
On February 20, 2013, Porvenir executed a contract with Banco de Bogotá S.A., Banco de Occidente S.A. and Grupo Aval whereby this entity partially assigned its right to acquire the shares of Horizonte in a similar proportion to current participation in Porvenir. The assignment to Banco de Bogotá and Banco de Occidente includes their indirect participation in Porvenir’s equity through their affiliates Fiduciaria de Bogotá S.A. and Fiduciaria de Occidente S.A. respectively.

-
 On January 16, 2013, the Board of Directors of Grupo Aval authorized the entity to participate in the acquisition of part of the shares of BBVA Horizonte Pension Fund Administrator, as assignee of the contract of sale signed by the Pension Fund Administrator - Porvenir S.A. on December 24, 2012. At that session, Grupo Aval’s Board of Directors also authorized the entity to grant a loan to Porvenir for Ps.$ 350 billion and granted broad powers to the legal representative of the company to agree on the conditions applicable to such credit facility.

Grupo Aval and Subsidiaries Operations.

-
On April 10, 2013 Corporación Financiera Colombiana (“Corficolombiana”) informed that its Board of Directors authorized the company to proceed with the implementation of a divestment strategy of some of its investments in shares classified as available for sale.  Accordingly, Corficolombiana will proceed with the sale of the minority interest held in Banco de Occidente S.A. and in Mineros S.A. These operations will be effected at market conditions.

-
On April 11, 2013 Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informed that the company’s Board of Directors authorized the acquisition of shares issued by Banco de Bogotá S.A. and Banco de Occidente S.A. These operations will be effected through the Colombian Stock Exchange (Bolsa de Valores de Colombia) at market conditions.

-
On February 19, 2013 Banco de Bogotá S.A. completed an offering of U.S.$500 million (Ps. 895,305) of 5.375% Subordinated Notes due 2023, or the “Banco de Bogotá Debt Offering.” The notes were offered pursuant to Rule 144A and Regulation S under the United States Securities Act of 1933. Banco de Bogotá used the net proceeds to repay its outstanding obligations under a U.S.$500 million it entered into with certain banks to finance the acquisition of BAC Credomatic.

Tax Reform

-
On December 26, 2012 Colombian Government approved a tax reform. As of December 31, 2012 the income tax rate in Colombia was 33%. According to an amendment of the 1607 tax law issued in December 2012, starting in 2013 the income tax rate will decrease to 25%. In addition, a new income tax for equality (CREE, for its acronym in Spanish) was created. The rate for this new tax will be 9% for 2013, 2014 and 2015, and will decrease to 8% in 2016.

Except for some special deductions, and also for offset of excess losses of presumptive income and benefits not applicable to CREE, the tax base will be the same tax base as the net income tax. Non-profit entities and businesses that are classified as free trade zone users are exempt of the CREE income tax.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

The Colombian Government shall implement the system of withholding taxes for the collection of CREE and enforce the waiver of such contributions starting in July 1, 2013. From January 1, 2014, legal entities and similar tax payers reporting income tax and complementary, for workers who earn, individually, up to ten (10) times the minimum monthly salary, will  be exempt from paying payroll taxes for SENA (National Apprenticeship Service) and ICBF (Colombian Family Welfare Institute). This exemption does not apply to those taxpayers subject to tax CREE.

(29)	PARENT COMPANY INFORMATION

Following are the condensed unconsolidated balance sheets of Grupo Aval Acciones y Valores S.A., at December 31, 2012 and 2011, related condensed unconsolidated statements of income and cash flows for the fiscal years ended December 31, 2012, 2011 and 2010 under Colombian Banking GAAP. Grupo Aval Acciones y Valores S.A. also prepares unconsolidated financial statements under Colombian GAAP, which differs in certain respects from Colombian Banking GAAP. The unconsolidated financial statements of Grupo Aval Acciones y Valores, S.A. in Colombian GAAP are the basis for distribution of dividends.

Condensed Unconsolidated Balance Sheets in Col. Banking GAAP
		2012		2011
Assets
Cash and cash equivalents	Ps.	816,326	Ps.	1,589,888
Investment securities		8,298		-
Investments in subsidiaries		18,536,996		17,268,697
Reappraisal of investments in subsidiaries		42,159		34,916
Other assets		596,407		666,130
Total assets	Ps.	20,000,186	Ps.	19,559,631
Liabilities and shareholders’ equity
Borrowings from related parties	Ps.	1,150,918	Ps.	1,444,120
Accrued expenses and other liabilities		357,280		330,067
Bonds		724,249		944,700
Total liabilities		2,232,447		2,718,887
Shareholders’ equity		17,767,739		16,840,744
Total liabilities and shareholders’ equity	Ps.	20,000,186	Ps.	19,559,631

Condensed Unconsolidated Statements of Income in Col. Banking GAAP

		2012		2011		2010
Income
Dividends received from subsidiaries	Ps.	753,541	Ps.	629,032	Ps.	492,543
Interest on investment securities		62,289		60.857		13,116
Other income		59,402		14.416		20,899
Total income		875,232		704,305		526,558
Expense
Interest on borrowed funds		169,106		176,405		91,167
Non- interest expense		105,715		103,966		49,549
Total expense		274,821		280,371		140,716
Income before income taxes		600,411		423,934		385,842
Income tax expense		12,079		7,691		2,543
Net income (*)	Ps.	588,332	Ps.	416.243	Ps.	383,299

(*)
Net Income in Colombian GAAP for Grupo Aval in an unconsolidated basis was Ps. 1,524,972 for the year ended December 31, 2012, Ps. 1,250,220 for the year ended December 31, 2011; and Ps. 927,235 for the year ended December 31, 2010.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Condensed Unconsolidated Statements of Cash flows in Col. Banking GAAP.

		2012		2011		2010
Net income	Ps.	588,332	Ps.	416,243	Ps.	383,299
Adjustments to reconcile net income to net cash used by operating activities		26,176		(88,896)		22,296
Net cash provided by operating activities		614,507		327,347		405,595
Net cash (used in) provided by investing activities		(61,955)		(91,366)		(1,387,698)
Net cash (used in) provided by financing activities		(1,326,114)		1,342,577		734,709
Increase (decrease) in cash and cash equivalents		(773,562)		1,578,558		(247,394)
Cash and cash equivalents at beginning of year		1,589,888		11,330		258,724
Cash and cash equivalents at end of year		816,326		1,589,888		11,330
Non cash transactions – acquisitions of non-controlling interest by issuance of preferred shares	Ps.	-	Ps.	948,871	Ps.	-

a)	Basis of presentation

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

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

c)	Investment in subsidiaries

Investment in subsidiaries as of December 31, 2012 and 2011 comprise the following:

	2012				2011
Subsidiary	Participation	Value per share (in pesos)		Value	Participation	Value per share (in pesos)		Value
Banco de Bogotá S.A.	64.44%	54,500 (1)	Ps.	10,073,255	64.44%	49,000 (1)	Ps.	9,056,248
Banco de Occidente S.A. (3)	68.24%	31,996 (1)		3,403,921	68.24%	29,274 (1)		3,106,465
Banco Popular S.A. (4)	93.73%	500 (1)		3,623,472	93.73%	520 (1)		3,766,168
Banco Comercial AV Villas S.A.	79.85%	24,525 (1)		1,274,859	79.85%	24,525 (1)		1,224,004
Fondo de Pensiones y Cesantías Porvenir S.A.	20.00%	8,021 (2)		117,848	20.00%	6,068 (2)		89,146
Banco Popular Escisión		-		26,561		-		26,561
Rendifin Escisión		-		17,080		-		17,080
Rights under trust agreements		-		-		-		105
Grupo Aval Limited	100.00%	-		-	0.00%	-		-
Grupo Aval International Limited	100.00%	-		-	0.00%	-		-
			Ps.	18,536,996			Ps.	17,285,777
(1)	Market value
(2)	Book Value
(3)
On September 22, 2011, Banco de Occidente raised Ps. 200,000 million (US$106 million) in an equity offering of 6,060,606 ordinary shares. Grupo Aval subscribed for Ps. 149,639 million (US$80 million) of shares, and its ownership in Banco de Occidente increased slightly from 67.97% at December 31, 2010 to 68.24% at December 31, 2011.

(4)	On September 2011 Grupo Aval increased its ownership interest in Banco Popular by 63.07% through the Escisión Process made with Rendifin S.A., Inversiones Escorial S.A. and Popular Securities S.A.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in millions of Colombian pesos and U.S. dollars)

d)	Bonds

Bonds at December 31, 2012 and 2011 comprise the following:
						Amounts outstanding
Issuance date		Tranches	Maturity	Coupon rate		2012		2011
December, 2009	Ps.	105,500	December, 2014	ICP + 3.69%	Ps.	105,499	Ps.	105,500
December, 2009		114,670	December, 2016	ICP+ 4.49%		114,670		114,670
December, 2009		279,560	December, 2019	ICP+ 4.84%		279,560		279,560
December, 2009		124,520	December, 2024	ICP+ 5.20%		124,520		124,520
December, 2009		125,750	December, 2012	DTF + 1.14%		-		125,750
October, 2005		100,000	October, 2015	ICP+ 3.37%		100,000		100,000
April, 2005		94,700	April, 2012	ICP+ 5.60%		-		94,700
Total bonds	Ps.	944,700			Ps.	724,249	Ps.	944,700

The scheduled maturities of bonds as of December 31, 2012 are as follows:

2013	Ps.	-
2014		105,499
2015		100,000
2016		114,670
2017 and thereafter		404,080
Total	Ps.	724,249

(30)	DIFFERENCES BETWEEN COLOMBIAN ACCOUNTING PRINCIPLES FOR GRUPO AVAL AND SUPPLEMENTAL DISCLOSURE REQUIRED BY U.S. GAAP

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

Reconciliation of Consolidated Net Income:

The table below presents the reconciliation of consolidated net income as per Colombian Banking GAAP to consolidated net income under U.S. GAAP attributable to Grupo Aval for the years ended December 31, 2012, 2011 and 2010:

	2012(1)		2011(1)		2010(1)
Net income attributable to controlling interest under Colombian Banking GAAP	Ps.	1,526,388	Ps.	1,291,226	Ps.	956,850
Pre-1992 inflation adjustment to fixed assets (2)		(22,707)		(7,351)		(10,043)
Net income attributable to controlling interest under Colombian Banking GAAP after pre-1992 inflation adjustment		1,503,681		1,283,875		946,807
U.S. GAAP adjustments:
a) Income taxes:
1) Deferred income taxes		(176,158)		(21,286)		(53,915)
2) Uncertainty in income taxes		(9,444)		(26,884)		(8,446)
b) Employee benefit plans		(7,674)		11,353		(17,890)
c) Fixed assets		40,981		22,695		34,594
d) Reappraisal of assets		-		-		-
e) Allowance for loans, lease losses and foreclosed assets		(98,365)		40,565		64,264
f) Loan origination fees and costs		22,740		9,302		30,833
g) Interest recognition on non-accrual loans		2,427		(266)		(2,447)
h) Deferred charges and other assets
1) Deferred charges		(37,736)		(23,351)		(21,535)
2) Other assets		(760)		209		4,078
i) Investment securities and derivatives
1) Investment securities		(530)		(328,541)		323,986
2) Derivatives		1,038		(2,082)		1,168
j) Investments in unaffiliated companies		37,790		123,535		(364,690)
k) Investments in affiliated companies		66,656		26,454		(4,803)
l) Lessor accounting		(2,234)		2,807		(3,477)
m) Business combinations		333,316		(66,161)		(6,593)
n) Non-controlling interest		(117,838)		263,496		61,110
o) Guarantees and contingencies		(5,019)		25,515		(7,359)
p) Equity tax		120,178		(483,741)		(1,220)
q) Securitizations		-		-		(6,382)
r) Variable interest entities		(127,166)		(5,351)		35,823
s) Cumulative translation adjustment		18,593		33,199		(38,587)
Net income attributable to controlling interest under U.S. GAAP		1,564,476		885,342		965,319
Net income attributable to non-controlling interest under U.S. GAAP		1,028,897		816,747		813,122
Net income under U.S. GAAP	Ps.	2,593,373	Ps.	1,702,089	Ps.	1,778,441

(1)	Includes the result for the year ended December 31, 2012, 2011 and one month period ended December 31, 2010 related with BAC Credomatic acquisition.

(2)	Inflation adjustment to fixed assets

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

The table below presents the reconciliation of the Consolidated Shareholders’ Equity as per Colombian Banking GAAP to the Consolidated Shareholders’ Equity under U.S. GAAP attributable to Grupo Aval for the years ended December 31, 2012, and 2011:

	2012		2011
Shareholders’ equity attributable to controlling interest under Colombian Banking GAAP	Ps.	9,083,103	Ps.	8,159,126
Pre-1992 inflation adjustment to fixed assets (1)		242,728		265,435
Shareholders’ equity attributable to controlling interest under Colombian Banking GAAP after pre-1992 inflation adjustment to fixed assets		9,325,831		8,424,561
U.S. GAAP Adjustments:
a) Income taxes:
1) Deferred income taxes		(912,597)		(257,723)
2) Uncertainty in income taxes		(68,677)		(59,233)
b) Employee benefit plans		(331,444)		(255,481)
c) Fixed assets		220,676		179,695
d) Reappraisal of assets		(943,800)		(1,019,561)
e) Allowance for loans, lease losses and foreclosed assets		354,342		452,707
f) Loan origination fees and costs		170,673		147,933
g) Interest recognition on non-accrual loans		13,734		11,307
h) Deferred charges and other assets:
1) Deferred charges		(144,668)		(106,932)
2) Other assets		(10,240)		(9,477)
i) Investment securities and derivatives:
1) Investment securities		8,575		8,359
2) Derivatives		(1,565)		(2,351)
j) Investments in unaffiliated companies		26,909		25,546
k) Investments in affiliates companies		30,229		(207,492)
l) Lessor accounting		6,301		8,535
m) Business combinations		300,549		(213,913)
n) Non-controlling interest		(27,577)		15,842
o) Guarantees and contingencies		16,977		21,996
p) Equity tax		(329,613)		(477,368)
q) Securitization		2		2
r) Variable interest entities		(70,279)		26,560
s) Cumulative translation adjustment		(114)		3,194
t) Receivables for issuance of equity		(207,999)		(250,031)
Controlling interest shareholders’ equity under U.S GAAP		7,426,225		6,466,675
Non-controlling interest under U.S. GAAP		6,369,913		4,151,724
Total shareholders’ equity under U.S. GAAP	Ps.	13,796,138	Ps.	10,618,399

(1)	Inflation adjustment to fixed assets, see comment (2) above.

iii)	Supplemental Condensed Consolidated Financial Statements under U.S. GAAP

iii) 1.  Supplemental Condensed Consolidated Balance Sheets:

The following are the Condensed Consolidated Balance Sheets under U.S.GAAP as of December, 31, 2012 and 2011:

	2012		2011
Assets
Cash and cash equivalents (1)	Ps.	10,146,015	Ps.	8,771,593
Trading securities		5,833,777		3,980,419
Investment securities		15,709,387		13,488,810
Loans		78,333,277		68,067,042
Financial leases		7,650,714		6,392,754
Allowance for loans, financial leases and other receivables losses		(2,350,394)		(2,012,927)
Property, plant and equipment, net		4,652,452		1,867,326
Other assets, net		11,777,510		9,226,173
Total assets	Ps.	131,752,738	Ps.	109,781,190
Liabilities and shareholders’ equity
Liabilities
Deposits	Ps.	81,463,293	Ps.	71,017,425
Long-term debt		28,801,137		19,785,587
Other liabilities		7,692,170		8,359,779
Total liabilities		117,956,600		99,162,791
Shareholders’ equity
Controlling interest shareholders’ equity		7,426,225		6,466,675
Non-controlling interest		6,369,913		4,151,724
Total shareholders’ equity		13,796,138		10,618,399
Total liabilities and shareholders’ equity	Ps.	131,752,738	Ps.	109,781,190

(1)
Under Colombian Banking GAAP, interbank loans and remittances of negotiated checks in transit are considered as cash equivalents. These loans and remittances do not meet the definition of cash equivalents under U.S. GAAP, and therefore were reclassified to the loan portfolio. This reclassification amounted to Ps. 3,524,296 and Ps. 2,928,356   as of December 31, 2012 and 2011, respectively. In addition, at December 31, 2012 and 2011 cash and cash equivalents includes Ps. 23,008 and Ps. 1,362 from VIEs consolidated under U.S. GAAP, respectively.

iii) 2.  Supplemental Condensed Consolidated Statements of Income:

The following are Condensed Consolidated Statements of Income under U.S.GAAP for the years ended December 31, 2012, 2011 and 2010:

		2012(1)		2011(1)		2010(1)
Total interest income	Ps.	8,897,567	Ps.	7,106,441	Ps.	5,036,536
Total interest expense		(3,894,673)		(2,681,931)		(1,913,799)
Net interest income		5,002,894		4,424,510		3,122,737
Provision for loans, leases and other receivables		(971,727)		(670,011)		(613,959)
Net interest income after provision of loans, leases and other receivables		4,031,167		3,754,499		2,508,778
Income from investment portfolio (2)		1,407,022		1,155,012		1,090,360
Other income		4,011,182		3,414,776		2,689,437
Other expenses		(5,298,657)		(5,437,280)		(3,616,784)
Income before income taxes		4,150,714		2,887,007		2,671,791
Income tax expense		(1,557,341)		(1,184,918)		(893,350)
Net income		2,593,373		1,702,089		1,778,441
Net income attributable to non-controlling interest		(1,028,897)		(816,747)		(813,122)
Net income attributable to Grupo Aval’s shareholders	Ps.	1,564,476	Ps.	885,342	Ps.	965,319

(1)
Includes the results for year ended December 31, 2012, 2011 and a month period ended December 31, 2010 related to acquisition of BAC Credomatic effective December 9, 2010 (see Note 1). And one month related to the acquisition of Promigas in 2012 (See note m).

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

iii) 3.  Supplemental Condensed Consolidated Statements of Cash Flows

The following are the Supplemental Condensed Consolidated Statements of Cash Flows under U.S.GAAP for the years ended December 31, 2012, 2011 and 2010:

	2012(1)		2011(1)		2010(1)
Net income	Ps.	2,593,373	Ps.	1,702,089	Ps.	1,778,441
Adjustments to reconcile net income to net cash used by operating activities		1,144,698		1,649,176		516,727
Net cash provided by operating activities		3,738,072		3,351,265		2,295,168
Net cash used in investing activities		(17,726,675)		(12,661,350)		(12,977,686)
Net cash provided by financing activities		15,878,221		10,799,162		10,507,767
Effect of exchange rate changes on cash and cash equivalents		(515,194)		104,959		33,331
Increase (decrease) in cash and cash equivalents		1,374,422		1,594,036		(141,420)
Cash and cash equivalents at beginning of year		8,771,593		7,177,557		7,318,977
Cash and cash equivalents at end of year	Ps.	10,146,015	Ps.	8,771,593	Ps.	7,177,557
Non-cash transactions:
Foreclosed assets	Ps.	96,456	Ps.	87,359	Ps.	48,132
Bonds converted in shares	Ps.	-	Ps.	910,524	Ps.	-
Acquisition of non-controlling interest in Banco Popular by issuance of shares	Ps.	-	Ps.	797,118	Ps.	-
No monetary transactions in Promigas business combination (Net) See note (m).	Ps.	1,779,567	Ps.	-	Ps.	-

(1)
Includes the cash flows for year ended December 31, 2012, 2011 and a month period ended December 31, 2010 related to acquisition of BAC Credomatic effective December 9, 2010 (see Note 1). And one month related to the acquisition of Promigas in 2012 (See note m).

iii) 4.  Supplemental Consolidated Statements of Shareholders’ Equity

The following are the Supplemental Condensed Consolidated Statements of Changes in Shareholders’ Equity under U.S. GAAP for the year ended December 31,  2012 and 2011:

	December 31, 2012		December 31, 2011
Controlling interest shareholders’ equity under U.S. GAAP
Balance at the beginning of the year	Ps.	6,466,675	Ps.	3,949,527
Issuance of shares in cash		-		2,079,370
Issuance of shares to acquire non-controlling interest		169,959		797,118
Receivables for issuance of equity		42,032		(250,031)
Net income		1,564,476		885,342
Dividends declared		(845,959)		(702,509)
Other comprehensive income		29,042		(292,142)
Balance at the end of the year		7,426,225		6,466,675
Non-controlling interest under U.S GAAP:
Balance at beginning of year		4,151,724		5,068,818
Net income attributable to non-controlling interests		1,028,897		816,747
Other comprehensive income attributable to non-controlling interests		94,759		(456,028)
Acquisition of Banco Popular non controlling interests (See note n)		-		(797,118)
Participation of non-controlling interest in business combination of Promigas (See note 30 m))		1,928,546		-
Increase in paid capital in subsidiaries		-		131,586
Dividends paid and others, net		(834,013)		(612,281)
Balance at the end of the year		6,369,913		4,151,724
Total shareholders’ equity under U.S. GAAP	Ps.	13,796,138	Ps.	10,618,399

iii) 5. Supplemental Consolidated Comprehensive Income:

The following are the Supplemental Consolidated Statements of Comprehensive Income under U.S. GAAP for years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010
Net income	Ps.	2,593,373	Ps.	1,702,089	Ps.	1,778,441
Other comprehensive income (loss), net of deferred income tax:
Unrealized gain or loss on securities available for sale (1)		198,062		(718,107)		251,124
Pension plan and other benefits to employees		(43,556)		(13,208)		1,390
Foreign currency translation adjustments		(340,485)		31,854		30,592
Derivatives – Hedge accounting		309,780		(48,709)		(5,298)
Other comprehensive (loss) income		123,801		(748,170)		277,808
Total comprehensive income		2,717,174		953,919		2,056,249
Net income attributable to non-controlling interest		(1,028,897)		(816,747)		(813,122)
Other comprehensive income attributable to non-controlling interest		(94,759)		456,028		(90,460)
Comprehensive income attributable to non-controlling interest		(1,123,656)		(360,719)		(903,582)
Comprehensive income attributable to Grupo Aval	Ps.	1,593,518	Ps.	593,200	Ps.	1,152,667

(1)	See changes in unrealized gain (losses) in the Section i) investment securities and derivatives.

A detail of the changes during the period in Accumulated Other Comprehensive Income (loss), including the related income tax effects, is presented below:

	2012
	Before – tax Amount		Tax (expense) Benefit		Net-of-tax Amount
Unrealized gain on securities available for sale	Ps.	335,612	Ps.	(137,550)	Ps.	198,062 (1)
Addition (Reduction) pension liability		(68,291)		24,735		(43,556)
Derivatives – Hedge accounting		309,780		-		309,780
Cumulative translation adjustment		(340,485)		-		(340,485)
Accumulated other comprehensive income	Ps.	236,616	Ps.	(112,815)	Ps.	123,801

	2011
	Before – tax Amount		Tax (expense) Benefit		Net-of-tax Amount
Unrealized loss on securities available for sale	Ps.	(756,365)	Ps.	38,258	Ps.	(718,107)
Addition (Reduction) pension liability		(19,714)		6,506		(13,208)
Derivatives – Hedge accounting		(48,709)		-		(48,709)
Cumulative translation adjustment		31,854		-		31,854
Accumulated other comprehensive income	Ps.	(792,934)	Ps.	44,764	Ps.	(748,170)

	2010
	Before – tax Amount		Tax (expense) benefit		Net-of-tax Amount
Unrealized gain on securities available for sale	Ps.	237,516	Ps.	13,608	Ps.	251,124
Additional pension liability		2,074		(684)		1,390
Derivative – hedge accounting		(5,298)		-		(5,298)
Cumulative translation adjustment		30,562		-		30,592
Accumulated other comprehensive income (loss)	Ps.	264,854	Ps.	12,924	Ps.	277,808

(1)	The following table relates to the accumulated unrealized gain on securities available for sale, which explain the changes during 2012 and 2011in Accumulated Other Comprehensive Income (loss):

				2012							2011							2010
	Before - tax amount			Tax (expense) benefit		Net-of-tax amount		Before - tax amount			Tax (expense) benefit		Net-of-tax amount		Before - tax amount			Tax (expense) benefit		Net-of-tax amount
Unrealized taxable net gain on securities available for sale	Ps.	432,174		Ps.	(146,939)	Ps.	285,235	Ps.	28,452		Ps.	(9,389)	Ps.	19,063	Ps.	144,385		Ps.	(47,647)	Ps.	96,738
Unrealized non-taxable net gain on securities available for sale		256,764		-			256,764		324,874		-			324,874		965,306		-			965,306
Accumulated other comprehensive income	Ps.	688,938	(1)	Ps.	(146,939)	Ps.	541,999	Ps.	353,326	(1)	Ps.	(9,389)	Ps.	343,937	Ps.	1,109,691	(1)	Ps.	(47,647)	Ps.	1,062,044

(1)	See changes in unrealized gain (losses) in the Section i) investment securities and derivatives

Components of Accumulated Other Comprehensive Income for the years ended at December 31, 2011, 2010 and 2009 are comprised of the following:

	Unrealized gains on securities net of taxes		Additional minimum pension liability		Cumulative translation adjustment(*)		Less: Accumulated other comprehensive income attributable to non-controlling interests		Total accumulated other comprehensive income attributable to Grupo Aval
Beginning balance 2009	Ps.	810,920	Ps.	(89,765)	Ps.	11,578	Ps.	435,328	Ps.	297,405
Current-period change		251,124		1,390		25,294		90,460		187,348
Ending balance 2010		1,062,044		(88,375)		36,872		525,788		484,750
Current-period change		(718,107)		(13,208)		(16,855)		(456,028)		(292,142)
Ending balance 2011		343,937		(101,583)		20,017		69,760		192,611
Current-period change		198,062		(43,556)		(30,705)		94,759		29,042
Ending balance 2012	Ps.	541,999	Ps.	(145,139)	Ps.	(10,688)	Ps.	164,522	Ps.	221,650

(*)
Cumulative translation adjustment is presented net of Ps. 266,461, Ps. (74,024) and Ps. (42,170) in 2012, 2011 and 2010, respectively, as part of the hedge of net investments in foreign operations made during the year ended December 31, 2012 and 2011, respectively. See Note 30.t)

iv)  Summary of significant differences and required U.S. GAAP disclosures

a)	Income taxes:

1)	Deferred income taxes

Under Colombian Banking GAAP, deferred income taxes are generally recognized only for certain timing differences, such as carry-forward losses and the excess of minimum presumptive income tax. Just a few items are recognized as deferred income tax assets and liabilities under Colombian Banking GAAP, and they relate mainly to estimated liabilities and  investment fair value.

Under U.S. GAAP, specifically ASC 740, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in ASC 740 “Income taxes”.  A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.  During 2012, 2011 and 2010, Grupo Aval calculated deferred income taxes based on the tax benefits received upon the acquisition of certain property and equipment in accordance to ASC 740-10-25-51.

The difference between the deferred income tax balance as per Colombian Banking GAAP and the balance for U.S. GAAP is associated to two different effects, one of them is the different methods used to recognize and measure deferred income tax, and the second effect is for the tax effect of pre-tax accounting differences between U.S. GAAP and Colombian Banking GAAP.

The current income tax expense was determined using the statutory income tax rate of 33.0% for year 2012, 2011 and 2010.

According to a tax law issued in Colombia in December 2012, starting 2013 the income tax rate will decrease from 33% to 25%. In addition, a new income tax for equality (CREE, for its acronym in Spanish) was created through this amendment. The rate for this new tax will be 9% for 2013, 2014 and 2015, and will decrease to 8% from 2015. The CREE does not allow to discount carry forward losses neither the excess of presumptive income to establish the related taxable income. Therefore, deferred income tax expense (benefit) at December 31, 2012 was determined using 25% rate for carryforward losses and excess of presumptive income and 34%  for other temporary differences other than carry forward losses; the deferred income tax at December 31 2011 and 2010, was determined using 33%.

Also, in December 2012, another change to the income tax law in Colombia was issued regarding the income tax rate for occasional gains, this tax rate decreased from 33% in 2012 to 10% in 2013 and the following years.

Income tax expense from continuing operations under U.S. GAAP for the years ended at December 31, 2012, 2011 and 2010 is comprised of the following:

	2012		2011		2010
Domestic pre-tax income		3,526,188		2,415,905		2,611,107
Foreign pre-tax income		624,526		471,102		60,684
Total pre-tax income	Ps.	4,150,714	Ps.	2,887,007	Ps.	2,671,791

Domestic current income tax expense	Ps.	1,168,875	Ps.	1,045,759	Ps.	799,635
Foreign current income tax expense		164,488		149,723		3,005
Total current income tax expense		1,333,363		1,195,482		802,640
Domestic deferred income (benefit) expense		210,161		(2,804)		83,846
Foreign deferred income (benefit) expense		13,817		(7,760)		6,864
Total deferred income (benefit) expense		223,978		(10,564)		90,710
Total	Ps.	1,557,341	Ps.	1,184,918	Ps.	893,350

For the years ended December 31, 2012, 2011 and 2010, Grupo Aval recorded Ps. (112,815), Ps. (44,764) and Ps. (12,924), respectively of deferred income tax expense (benefit) in Other Comprehensive Income. Income tax expenses in the Colombian jurisdiction represented 92.3% of the total amounts reported by the Group.

Temporary differences between the amounts reported in the Consolidated Financial Statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2012 and 2011 were as follows:

	2012		2011
Deferred tax assets:
Accrual of employee benefits	Ps.	92,257	Ps.	50,005
Fixed assets		-		127,340
Carryforward losses and excess of minimum presumptive income tax		102,797		113,356
Accrued expenses		132,556		80,390

Foreclosed assets		-		1,405
Trust Assets		13,626		13,352
Other		7,462		5,680
Total gross deferred tax assets		348,698		391,528
Less valuation allowance		(84,335)		(60,354)
Net deferred tax assets		264,363		331,174

Deferred tax liabilities:
Allowance for loans, leases and other receivables		(146,676)		(173,685)
Fixed assets		(238,827)		-
Foreclosed assets		(2,315)		-
Derivatives		(48,422)		(15,199)
Fair value of assets acquired in business combination		(59,571)		(73,385)
Intangible assets and deferred charges, net		(208,857)		(36,034)
Investment securities		(12,938)		(18,121)
Unrealized gain on investment securities		(160,176)		(24,886)
Inflation adjustments		(545)		(470)
Outside basis (1)		(76,229)		-
Total deferred liabilities		(954,556)		(341,780)
Net deferred tax (liability) under U.S. GAAP	Ps.	(690,193)	Ps.	(10,606)

(1)	The deferred tax liability related with the outside basis corresponds to retained earnings from subsidiaries abroad

Goodwill recognized as a result of business combination is not amortized for tax purposes.

Under Colombian tax law, certain acquisitions of property plant and equipment have an additional deduction over the total depreciation of such assets, equivalent to 30% for property plant and equipment purchased from 2004 through 2006, 40% from 2007 through 2009 and 30% during 2010. After 2010, this additional deduction was eliminated.  This additional deduction is recognized in the income tax return on the year when such assets are purchased. Under Colombian Banking GAAP, there is an immediate recognition in the income statement of such deduction through the current income tax expense.

Under U.S. GAAP, specifically ASC 740-10-25-51, the tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate income statement recognition. The simultaneous equations method shall be used to record the assigned value of the asset and the related deferred tax asset. Therefore, for the purpose of this reconciliation, the initial book value of such deduction calculated according to ASC 740-10-25-51 is recorded as deferred tax asset decreasing the book value of such assets. Thereafter, the deductions taken to current income tax expense for Colombian Banking GAAP are reversed which decreases the corresponding deferred tax asset under U.S. GAAP.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal over an entity level of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that Grupo Aval will not recover a portion of its future net operating tax loss carryforward with taxable income. Therefore, a valuation allowance was provided against this amount for a total of Ps. 84,335 and Ps. 60,354 as of December 31, 2012 and 2011, respectively.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are not achieved.

The U.S. GAAP adjustments shown in the shareholders’ equity reconciliation for deferred income taxes of Ps. (912,597) and Ps. (257,723) in 2012 and 2011, respectively, are determined as the difference between the U.S. GAAP net deferred tax (liability) asset balances for both 2012 and 2011 and the Colombian Banking GAAP net deferred tax liability balances for the corresponding years; both adjusted for the cumulative effects derived from the amortization of the deferred tax assets recognized upon the acquisition of the underlying property and equipment pursuant to ASC 740-10-25-51 and the impact of the deferred tax assumed from the BAC Credomatic acquisition, as shown in the following table:

	2012		2011
Net deferred tax (liability) under U.S. GAAP	Ps.	(690,193)	Ps.	(10,606)
Reclassification from property, plant and equipment of gross additional tax deduction according to ASC 740-10-25-51		(369,233)		(351,334)
Deferred income tax from prior years		48,385		53,193
Net deferred tax liability under Colombian Banking GAAP		98,444		51,024
Difference to be recognized under U.S. GAAP shareholders´ equity	Ps.	(912,597)	Ps.	(257,723)

The activity of the difference to be recognized under U.S. GAAP shareholders´ equity during 2012, 2011 and 2010 was as follows:

	2012		2011		2010
Balance at the beginning of the year	Ps.	(257,723)	Ps.	(281,201)	Ps.	(217,170)
Adjustment to reconciliation of consolidated net income		(176,158)		(21,286)		(53,915)
Business combination		(365,902)		-		(23,040)
(Increase) decrease in Other Comprehensive Income		(112,815)		44,764		12,924
Balance at the end of the year	Ps.	(912,597)	Ps.	(257,723)	Ps.	(281,201)

The statutory income tax rate was 33.0% for year 2012, 2011 and 2010 which differs from the 37,52%, 41.04% and 33.43% effective tax rates for years 2011, 2010 and 2009, respectively, due to the following permanent differences which reconcile the statutory income tax with the income tax expense:

	2012		2011		2010
Income before income tax under U.S. GAAP	Ps.	4,150,714	Ps.	2,887,007	Ps.	2,671,791
Income tax as per statutory rate	Ps.	1,369,735	Ps.	952,712	Ps.	881,691
Tax effect on non-deductible expenses
Non deductible expenses (1)		269,582		85,861		127,465
Translation adjustment		-		-		12,734
Equity Tax		6,555		212,349		-
Other		4,808		-		2,854
Total tax effect on non-deductible		280,945		298,210		143,053
Tax effect on non- taxable income (2)
Securities income recorded by equity method		-		(41,894)		(24,697)
Profit on investment securities sold		(1,894)		(5,837)		(36,370)
Dividends received		(20,384)		(6,863)		(54,897)
Recovery of profits		(16,091)		(18,704)		(22,652)
Other		-		(5,173)		(20,312)
Total effect on non-taxable income		(38,369)		(78,470)		(158,928)
Enacted tax rate		(78,951)		-		-
( Decrease) increase in the valuation allowance		23,981		12,466		27,534
Income tax expense	Ps.	1,557,341	Ps.	1,184,918	Ps.	893,350

(1)
Non deductible expenses include allowance over assets, local taxes and other expenses that are not deductible for tax purposes. And included Ps. 269,802  corresponding to pre-existing participation in Promigas see note (m).

(2)
For years ended December 31, 2012, 2011 and 2010, non-taxable income includes off-shore subsidiaries’ income, dividend income, gain on sales of securities, interest income over mortgage securities, and reversal of accruals.

1)	ASC 740-10 “Uncertainty in income taxes”

Provisions contained in ASC 740 – 10 with regard to uncertainty in income taxes, prescribe a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of unrecognized tax benefits taken or expected to be taken in a tax return. The amount of unrecognized tax benefits identified at December 31, 2012, 2011 and 2010, respectively, would affect the effective tax rate, if recognized.

The total amount of unrecognized tax benefits in 2012, 2011 and 2010 were as follows:

	2012		2011		2010
Unrecognized tax benefits, opening balance	Ps.	44,535	Ps.	23,858	Ps.	18,867
Gross increases - current-period tax positions		24,521		42,216		19,090
Reclassification from guarantees liabilities		-		1,049		-
Unrecognized tax benefits ending balance		69,056		67,123		37,957
Interest and penalties		28,674		17,080		7,944
Reclassification from guarantees liabilities		-		1,111		-
Total		97,730		85,314		45,901
Unrecognized tax benefits recognized through business combination adjustment (1) (2) (3)		29,053		26,081		15,712
Difference to be recognized under U.S. GAAP shareholders’ equity	Ps.	68,677	Ps.	59,233	Ps.	30,189

(1)	Includes Ps. 28,697 of taxes, interest and penalties Ps. 5,847 related to BAC Credomatic as at December 31, 2012.

(2)	Includes Ps. 22,588 and Ps. 14,099 of taxes, and Ps. 3,492 and Ps. 1,613 of interest and penalties, as at December 31, 2011 and 2010, respectively.

(3)	Includes Ps. 18,531 of taxes and Ps. 10,522 of interest and penalties.

The business combination amount relates to the portion of the difference between Colombian Banking GAAP and U.S. GAAP relating to business combinations and is included within note (m) of the U.S. GAAP reconciliations.

Included in the balance of total unrecognized tax benefits at December 31, 2012, are potential benefits of Ps. 50,525 and Ps. 18,152 of interest and penalties, that if recognized, would affect the effective  tax rate on income from continuing operations.

Ps. 3,361, Ps. 6,207, and Ps. 3,455 of interests and penalties related to unrecognized tax benefits were recognized in income tax expense for 2012, 2011 and 2010, respectively.

Grupo Aval is not aware of positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will be significantly increased or decreased within the next 12 months of the reporting date.

The open tax years of the major companies of Grupo Aval are as follows:

Company	Open tax year

Banco de Bogotá S. A.	2012 to 2010 and 2008
Banco Comercial AV Villas S. A.	2012 to 2009 and 2007 to 2005 and 2003
Banco Popular S. A.	2012 to 2010 and 2006
Banco de Occidente S. A.	2012 to 2010
Grupo Aval Acciones y Valores S. A.	2012

b)	Employee benefit plans:

The following tables provide the components of the net periodic benefit costs charged to the consolidated Statement of Income:

	Pension plans						Other benefits
	2012		2011		2010		2012		2011		2010
Components of net periodic benefit cost
Service cost	Ps.	59	Ps.	19	Ps.	18	Ps.	20,234	Ps.	27,964	Ps.	21,065
Interest cost		27,239		27,476		27,892		21,330		20,874		22,963
Amortization of net transition obligation		5,911		5,965		5,979		1,845		1,976		1,821
Amortization of net actuarial (gain) or loss		6,261		(1,940)		9,594		15,003		(2,618)		(2,282)
Net periodic pension cost under U.S. GAAP		39,470		31,520		43,483		58,412		48,196		43,567
Net periodic pension cost under Colombian Banking GAAP		(43,271)		(51,076)		(34,630)		(46,937)		(39,993)		(34,530)
Difference recognized under U.S. GAAP	Ps.	(3,801)	Ps.	(19,556)	Ps.	8,853	Ps.	11,475	Ps.	8,203	Ps.	9,037

The following table provides a reconciliation of the changes in the pension and other benefit obligations for the years ended December 31, 2012 and 2011, and a statement of funded status as of December 31, 2012 and 2011:

	Pension plans				Other benefits
	2012		2011		2012		2011
Change in projected benefit obligation
Unfunded benefit obligation at beginning of year	Ps.	385,768	Ps.	371,077	Ps.	201,208	Ps.	187,189
Service cost		59		19		20,234		27,964
Interest cost		27,239		27,476		21,330		20,874
Actuarial (gain)/loss, net		45,937		19,621		51,370		3,520
Benefits paid		(33,622)		(32,425)		(37,133)		(38,338)
Unfunded benefit obligation at end of year		425,381		385,768		257,009		201,209
Accrued benefit cost under Colombian Banking GAAP		(306,777)		(298,994)		(44,169)		(32,502)
Difference recognized under U.S. GAAP shareholders’ equity	Ps.	118,604	Ps.	86,774	Ps.	212,840	Ps.	168,707

Pension Plan

The measurement for pension plan obligations differs from Colombian Banking GAAP to U.S. GAAP basically due to the fact that Colombian Banking GAAP requires a calculation of the estimated liability using the actuarial methodology mortality data and projection rates determined by law, including but not limited to, actuarial assumptions or increase rates. For U.S. GAAP purposes, actuarial valuation of pension plan are performed annually using the projected unit credit method, which requires the use of entity, as well as, market specific assumptions.

Other benefits

•
Under Colombian labor regulations, employees are entitled to receive one month’s salary for each year of service. This benefit is accumulated annually, transferred to a contribution pension fund and paid to the employees upon their termination or retirement from Grupo Aval. No differences are recognized for U.S. GAAP purposes. However, employees hired before 1990 are subject to a different regulation under which Grupo Aval has the obligation to pay the accumulated benefits upon their termination or retirement calculated based on the last salary of the employee and multiplied by the years of service rendered. Under Colombian Banking GAAP, this benefit is accrued on an annual basis not considering possible future obligations or increases in salaries. Under U.S. GAAP, these benefits are recognized using the projected unit credit method.

•
Under Colombian labor regulations, employers and employees are entitled to negotiate compensation other than benefit plans stated by the law by means of private agreements.  Based on such agreements, Grupo Aval recognizes an additional premium to its employees once and for all  at the moment of the retirement date.  Calculation of the premium pension plan varies from Colombian Banking GAAP to U.S. GAAP because the latter is performed using the projected unit credit method, while under Colombian Banking GAAP benefits are recognized when paid.

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

Disclosure and calculation of differences under U.S. GAAP

	Pension Plans						Other Benefits
	2012		2011		2010		2012		2011		2010
Net amount recognized in the Consolidated Balance Sheet at December 31,
Statement of Financial Position
Current liabilities	Ps.	34,169	Ps.	32,643	Ps.	31,583	Ps.	43,280	Ps.	23,444	Ps.	32,704
Noncurrent liabilities		391,212		353,125		339,494		213,729		177,765		154,484
Amount recognized in financial position	Ps.	425,381	Ps.	385,768	Ps.	371,077	Ps.	257,009	Ps.	201,209	Ps.	187,188
Accumulated other comprehensive income
Net actuarial gain	Ps.	98,057	Ps.	58,380	Ps.	36,816	Ps.	53,163	Ps.	16,796	Ps.	10,850
Net transition obligation		55,056		60,966		66,934		13,632		15,478		17,306
Total at December 31		153,113		119,346		103,750		66,795		32,274		28,156
Deferred income tax		(52,058)		(39,386)		(34,238)		(22,710)		(10,651)		(9,293)
Accumulated other comprehensive income	Ps.	101,054	Ps.	79.960	Ps.	69.512	Ps.	44,085	Ps.	21,623	Ps.	18,863

Changes in the accumulated other comprehensive income before income tax during the years 2012, 2011 and 2010 are described as follows:

	Pension Plans						Other Benefits
	2012		2011		2010		2012		2011		2010
(Increase) decrease in
accumulated other comprehensive income
Recognized during year - transition obligation	Ps.	(5,911)	Ps.	(5,965)	Ps.	(5,979)	Ps.	(1,845)	Ps.	(1,976)	Ps.	(1,821)
Recognized during year - net actuarial losses/(gains)		45,937		19,621		(538)		51,370		3,476		(2,133)
Occurring during year - net actuarial (losses)/gains		(6,261)		1,940		4,843		(15,003)		2,618		3,554
Accumulated other comprehensive income before income tax	Ps.	33,765	Ps.	15,596	Ps.	(1,674)	Ps.	34,522	Ps.	4,118	Ps.	(400)

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

Assumed health care cost trend rates have an effect on the amounts reported for the health care planes. One percentage point change in assumed health care cost trend rates would have the following effects:

	1% Percentage Point
	Increase		Decrease
Total of service and interest cost	Ps.	811	Ps.	688
Total projected benefit obligation	Ps.	11,251	Ps.	13,000

Grupo Aval expects the following amounts in other comprehensive income to be recognized as components of net periodic pension cost related with the pension plan and other benefits during 2013:

	Pension		Other benefits
Net transition obligation	Ps.	1,277	Ps.	1,328
Net gain		19,030		15,571
Total	Ps.	20,307	Ps.	16,899

The economic assumptions adopted (shown below in nominal terms) are used in determining the actuarial present value of pension obligation and the projected pension obligations for the plan years:

	Pension Plans		Other Benefits
	2012	2011	2012	2011
Discount rate	6.45%	7.39%	6.45%	7.39%
Rate of compensation increases	3.00%	3.26%	3.00%	3.26%
Rate of pension increases	3.00%	3.26%	3.00%	3.26%

Estimated Future Benefit Payments

The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits		Other Benefits
2013	Ps.	34,169	Ps.	43,280
2014		32,813		32,723
2015		31,348		30,343
2016		29,754		29,793
2017		28,072		30,659
Years 2018 – 2022		97,162		170,131

c)	Fixed assets:

The following table shows the adjustments for each item:

	Net income						Shareholders’ equity
	2012		2011		2010		2012		2011
Reversal of depreciation recorded under Colombian Banking GAAP on property, plant and equipment acquired with income tax benefits	Ps.	55,556	Ps.	17,744	Ps.	34,379	Ps.	213,990	Ps.	158,434
Impairment of fixed assets		-		-		(4,895)		-		-
Reversal of provisions under Colombian Banking GAAP		(14,575)		4,951		5,110		6,686		21,261
Total	Ps.	40,981	Ps.	22,695	Ps.	34,594	Ps.	220,676	Ps.	179,695

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

This adjustment relates to the lower amount of depreciation expense of certain property, plant and equipment to be recognized for U.S. GAAP purposes, due to the fact that the book value of these assets, is lower than the amount presented under Colombian Banking GAAP based on the recognition under U.S. GAAP of the related deferred tax asset on additional tax deductions (See literal a)(1) above). Since 2011, this deduction was discontinued by the authorities.

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

Under U.S. GAAP and based on triggering events and subsequent calculations following the above-mentioned guidance, Grupo Aval recorded impairments in long-lived assets in 2010. This adjustment relates to the timing differences since while under Colombian Banking GAAP impairment is reviewed every three years, impairment under U.S. GAAP is based on triggering events.

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

Under U.S. GAAP, such reappraisals of assets are not allowed and, therefore, are reversed for the purpose of this U.S. GAAP reconciliation. This adjustment does not have impact on the reconciliation of the Statement of Income because under Colombian Banking GAAP, reappraisals are not amortized. The total effect of this adjustment decreases the shareholders´ equity under U.S. GAAP by Ps. 943,800 and Ps. 1,019,561 as of December 31, 2012 and 2011, respectively.

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

Loans are considered impaired when, based on current information and events, it is probable that the banking subsidiaries will be unable to collect all amounts due according to the contractual terms of the original loan agreement, including contractual interest payments. When a loan has been identified as impaired, the amount of impairment is measured using cash flow of expected repayments discounted using the loan’s contractual interest rate at the time of the calculation or at the fair value of the underlying collateral less estimated selling costs when it is determined that the source of repayment is the liquidation of the underlying collateral.

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

ASC 450 Loss Contingency Analysis

To calculate the allowance required for smaller-balance, (less than two million Colombian pesos) impaired loans and all performing loans, Grupo Aval performs an analysis of historical losses from our consumer and performing commercial loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date, but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Historical loss rates used in the process are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses. Many factors can affect  Grupo Aval’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity. Loans are charged-off when deemed uncollectible. Recoveries of previously charged-off loans are recorded by increasing the allowance.

In addition, under Colombian Banking GAAP , Grupo Aval maintains a provision for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. For U.S. GAAP purposes this provision is recorded as a liability. Grupo Aval follows the same methodology described for allowance for loans losses, including an estimated probability of drawdown by the borrower.

The following summarizes the allowance for loan and lease losses and foreclosed assets under Colombian Banking GAAP and U.S. GAAP:

	2012		2011
Allowance for loans losses, financial leases losses and other receivables under Colombian Banking GAAP:
Allowance for loans and financial lease losses	Ps.	(2,545,565)	Ps.	(2,306,500)
Allowance for accrued interest and other receivables		(197,010)		(171,202)
		(2,742,575)		(2,477,702)
U.S. GAAP adjustments:
Business combination		131,410		131,410
Difference recognized in shareholders’ equity under U.S. GAAP		285,994		372,456
Allowance for certain variable interest entities (See iv)r)		(25,224)		(39,091)
Allowance for loans losses, financial leases losses and other receivables under U.S. GAAP		(2,350,395)		(2,012,927)
Allowance for foreclosed assets under Colombian Banking GAAP		(142,108)		(143,073)
Difference recognized in shareholders’ equity under U.S. GAAP		68,348		80,250
Allowance for certain variable interest entities (See iv)r)		(23,814)		(28,187)
Allowance for foreclosed assets under U.S. GAAP		(97,574)		(91,010)
Total difference recognized in shareholders’ equity under U.S. GAAP	Ps.	354,342	Ps.	452,707

The following table summarizes the U.S GAAP allowance adjustment for loan, financial lease, loans and foreclosed assets to the consolidated income statement:

	2012		2011		2010
Provision for loan and financial lease losses	Ps.	(94,044)	Ps.	(1,943)	Ps.	137,617
Accounts receivables		(210)		1,293		1,070
Non-performing loans securitization		(952)		(373)		880
Foreclosed assets		(11,903)		13,613		16,774
Adjustment for VIE´s		8,744		27,975		(44,793)
Business combination		-		-		(51,196)
Securitization		-		-		3,912
	Ps.	(98,365)	Ps.	40,565	Ps.	64,264

	2012		2011		2010
Gross loans and financial leases	Ps.	85,983,991	Ps.	74,459,796	Ps.	61,799,583
Allowance at the end of the period as a percentage of gross loans		2.73%		2.70%		3.26%
Foreclosed assets

In accordance with Colombian Banking GAAP, foreclosed assets are recognized at fair value and should be sold within two years from the date of foreclosure.  During the first year following the date of foreclosure of a real estate asset, a provision equal to 30% of the carrying value of the asset at the time of receipt is recognized in the Consolidated Statement of Income in proportional monthly installments. This provision increases by an additional 30% in proportional monthly installments within the second year following date of foreclosure of the asset. Once the legal term for sale has expired an authorization for extension is required by the Superintendency of Finance. If the authorization is not granted, a provision equal to 80% of the carrying value of the asset should be recognized. If the extension is granted, the remaining 20% of the provision should be recognized by the end of the extension period.

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

Under U.S. GAAP ASC 310-40, foreclosed assets shall be classified as assets “held-for-sale” and recognized at the lower of its carrying amounts at foreclosure or fair value less the cost to sell, in the period in which all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset; (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (d) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (e) the asset  is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. If at any time the criteria in the paragraph above are no longer met, a long-lived asset classified as held for sale is reclassified to in use.

Therefore, the foreclosed assets population analysis is the same under both Colombian Banking GAAP and U.S. GAAP the adjustment reflects the reversal of a portion of the provisions recorded under Colombian Banking GAAP to adjust the value of the asset to the lower of its carrying amount at the date of foreclosure or fair value less costs to sell.

Additional disclosures under ASU 2010-20

The following summarizes each class of financing receivable and the allowance for loan losses under Colombian Banking GAAP and U.S. GAAP as of December 31, 2012 and 2011:

Loan Portfolio Breakdown - by type of loan as of 31 December 2012

	Commercial		Consumer		Residential Mortgage		Microcredit		Financial Leasing		Total
Loans and financial leases portfolio recorded under Colombian Banking GAAP	Ps.	45,514,192	Ps.	23,380,194	Ps.	4,348,334	Ps.	290,916	Ps.	6,495,718	Ps.	80,029,354
U.S. GAAP adjustments and reclassifications:
Leasing operations		-		-		-		-		376,892		376,892
Adjustments related to consolidation of VIEs		15,480		19,931		19,106		-		-		54,517
Payments on behalf of customers		63,692		144,061		614		1,005		4,846		214,218
Loan origination costs		104,472		52,603		4,223		120		9,255		170,673
Loans to finance preferred shares		-		(207,999)		-		-		-		(207,999)
Business combination		140,000		316,736		(49,241)		-		-		407,495
Interest received in advance		(23,511)		(30,326)		(1,869)		(18)		(2,732)		(58,456)
Suspension of accruals		1		10,368		1,403		1,643		318		13,733
Loan installments pending application		(11, 706)		(272,360)		(471)		(109)		-		(284,646)
Reclassifications under U.S. GAAP(*)		4,102,713		356,687		36,358		6,036		766,417		5,268,210
Gross loan and financial leases portfolio under U.S. GAAP		49,905,332		23,769,895		4,358,457		299,593		7,650,714		85,983,991
Allowance for loan and financial lease losses:
Principal – Colombian Banking GAAP		(1,180,003)		(1,125,062)		(40,143)		(26,018)		(174,338)		(2,545,565)
Interest – Colombian Banking GAAP		(37,986)		(32,971)		(1,575)		(954)		(3,744)		(77,230)
U.S. GAAP adjustments:
Other concepts– Col GAAP		(24,831)		(74,350)		(10,309)		(857)		(9,432)		(119,779)
Reduction of allowance for loan, lease losses for U.S. GAAP purposes.		134,056		96,300		(7,604)		(1,176)		64,419		285,994
Adjustment related to consolidation of VIEs		(8,919)		(15,578)		(730)		-		-		(25,224)
Business combination		131,410		-		-		-		-		131,410
Allowance for loan and financial lease losses under U.S. GAAP		(986,273)		(1,151,662)		(60,361)		(29,005)		(123,093)		(2,350,394)
Net book value under U.S. GAAP	Ps.	48,919,059	Ps.	22,618,233	Ps.	4,298,096	Ps.	270,588	Ps.	7,527,622	Ps.	83,633,597

Loan Portfolio Breakdown - by type of loan as of December 31, 2011

	Commercial		Consumer		Residential Mortgage		Microcredit		Financial Leasing		Total
Loans and financial leases portfolio recorded under Colombian Banking GAAP	Ps.	40,545,544	Ps.	19,735,885	Ps.	4,218,377	Ps.	284,167	Ps.	5,163,767	Ps.	69,947,740
U.S. GAAP adjustments and reclassifications:
Leasing operations		119		-		-		-		331,027		331,146
Adjustments related to consolidation of VIEs		45,520		12,524		23,297		-		-		81,341
Payments of behalf of customers		58,326		136,774		521		577		4,441		200,639
Loan origination costs		37,405		98,129		3,898		1,287		7,014		147,733
Suspension of accruals		117		9,621		1,281		1,066		(778)		11,307
Business combination		-		-		(98,676)		-		-		(98,676)

	Commercial	Consumer	Residential Mortgage	Microcredit	Financial Leasing	Total
Loans to finance preferred shares	-	(250,031)	-	-	-	(250,031)
Interest received in advance	(33,335)	(17,930)	(1,842)	(27)	(2,942)	(56,076)
Loan installments pending application	(156,063)	(139,567)	(1,030)	(79)	-	(296,739)
Reclassifications under U.S. GAAP(*)	3,295,386	224,711	25,613	5,477	890,225	4,441,412
Gross loans and financial leases portfolio under U.S. GAAP	43,793,019	19,810,116	4,171,439	292,468	6,392,754	74,459,796
Allowance for loan and financial lease losses:
Principal – Colombian Banking GAAP		(1,070,507)		(799,555)		(48,117)		(10,701)		(377,620)		(2,306,500)
Interest – Colombian Banking GAAP		(33,715)		(21,867)		(1,656)		(581)		(3,337)		(61,156)
U.S. GAAP adjustments:
Other concepts– Col GAAP		-		(110,046)		-		-		-		(110,046)
Reduction allowance for loans, Lease losses for U.S. GAAP purposes		167,761		186,290		4,735		(2,028)		38,749		395,507
Adjustment related to consolidation of VIEs		(40,028)		(12,524)		(9,590)		-		-		(62,142)
Acquisition of BAC Credomatic – reversal of allowances recorded under Colombian Banking GAAP		131,410		-		-		-		-		131,410
Allowance for loan and financial lease losses under U.S. GAAP		(845,079)		(757,702)		(54,628)		(13,310)		(342,208)		(2,012,927)
Net book value under U.S. GAAP	Ps.	42,947,940	Ps.	19,052,414	Ps.	4,116,811	Ps.	279,158	Ps.	6,050,546	Ps.	72,446,869

(*)
These reclassifications are mainly related to interbank loans which are recorded as cash equivalents under Colombian Banking GAAP. Under U.S. GAAP, these loans do not meet the definition of cash equivalents, and therefore are recorded and presented as loans in the consolidated condensed balance sheet.

An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP for the years ended December 31, 2012 and 2011 is as follows:

	Commercial		Consumer		Residential mortgage		Leasing transactions		Microcredit		Total
Allowance for loan and financial lease losses

Balance as of December 31, 2010	Ps.	(1,126,877)	Ps.	(737,480)	Ps.	(31,202)	Ps.	(92,252)	Ps.	(24,561)	Ps.	(2,012,372)

Charge-offs		397,429		414,180		586		17,812		20,697		850,704
Recovery of charge-offs		(89,395)		(65,000)		(2,969)		(8,330)		(1,804)		(167,498)
Provision recorded during the period		(237,082)		(333,971)		(41,998)		(45,403)		(11,557)		(670,011)
Foreign exchange difference		(8,283)		(5,467)		-		-		-		(13,750)
Balance as of December 31, 2011		(1,064,208)		(727,738)		(75,583)		(128,173)		(17,225)		(2,012,927)

Charge-offs		117,375		642,687		(44,649)		26,939		12,773		755,126
Recovery of charge-offs		(67,671)		(61,422)		(3,696)		(8,329)		(1,532)		(142,650)
Provision recorded during the period		13,639		(1,010,750)		62,918		(14,269)		(23,265)		(971,727)
Foreign exchange difference		14,592		5,562		647		739		244		21,784
Balance as of December 31, 2012	Ps.	(986,273)	Ps.	(1,151,661)	Ps.	(60,363)	Ps.	(123,093)	Ps.	(29,005)	Ps.	(2,350,394)

The following table summarize the allowance  for loans losses, financial leases losses and other receivables for the years ended December 31, 2012, 2011and 2010.

	2012		2011		2010
Allowance at the beginning of the year	Ps.	(2,012,927)	Ps.	(2,012,372)	Ps.	(2,001,951)
Provisions recorded during the year		(971,727)		(670,011)		(613,959)
Charge-offs		755,126		850,704		759,074
Foreign exchange difference		21,784		(13,750)		(46,573)
Recovery of charge-offs		(142,650)		(167,498)		(108,963)
Allowance at the end of the year	Ps.	(2,350,394)	Ps.	(2,012,927)	Ps.	(2,012,372)

Loans and asset quality

The following tables are presented for each class of financing receivable, and provide additional information about Grupo Aval´s credit risks and the adequacy of our allowance for credit losses.

Allowance for loan losses

The following table sets forth the allocation of the allowance by loan category as of December 31, 2012 and 2011:

Allowance for Loan Losses and Outstanding Gross Loan Portfolio as of December 31, 2012

	Commercial			Consumer						Residential mortgage		Leasing transactions		Microcredit		Total
				Credit Card		Automobiles		Personal Loans
Allowance for loan losses under U.S. GAAP:
Evaluated individually for impairment	Ps.	166,278		Ps.	-	Ps.	-	Ps.	54	Ps.	-	Ps.	27,111	Ps.	-	Ps.	193,443
Collectively evaluated for impairment		819,994			273,118		94,913		783,576		60,363		95,982		29,005		2,156,951
Total allowance for loan losses under U.S. GAAP	Ps.	986,272		Ps.	273,118	Ps.	94,913	Ps.	783,630	Ps.	60,363	Ps.	123,093	Ps.	29,005	Ps.	2,350,394

Gross Loan Portfolio under U.S. GAAP:
Ending balance: individually evaluated for impairment	Ps.	29,251,360	(1)	Ps.	313	Ps.	13	Ps.	144,074	Ps.	-	Ps.	3,137,725	Ps.	-	Ps.	32,533,485
Ending balance evaluated collectively for impairment		20,653,972			5,517,357		2,181,087		15,927,050		4,358,457		4,512,989		299,593		53,450,506
Total Gross Loan Portfolio under U.S. GAAP:	Ps.	49,905,332		Ps.	5,517,670	Ps.	2,181,100	Ps.	16,071,124	Ps.	4,358,457	Ps.	7,650,714	Ps.	299,593	Ps.	85,983,991

Allowance for Loan Losses and Outstanding Gross Loan Portfolio at December 31, 2011 and for the year then ended

	Commercial			Consumer						Residential mortgage		Leasing transactions		Microcredit		Total
				Credit Card		Automobiles		Personal Loans
Allowance for loan losses under U.S. GAAP:
Evaluated individually for impairment	Ps.	246,149		Ps.	-	Ps.	-	Ps.	10	Ps.	-	Ps.	15,376	Ps.	-	Ps.	261,535
Collectively evaluated for impairment		598,930			148,598		57,474		551,620		54,628		326,832		13,310		1,751,392
Total allowance for loan losses under U.S. GAAP	Ps.	845,079		Ps.	148,598	Ps.	57,474	Ps.	551,630	Ps.	54,628	Ps.	342,208	Ps.	13,310	Ps.	2,012,927

Gross Loan Portfolio under U.S. GAAP:
Ending balance: individually evaluated for impairment	Ps.	27,190,339	(1)	Ps.	-	Ps.	-	Ps.	40	Ps.	-	Ps.	86,408	Ps.	-	Ps.	27,276,787
Ending balance evaluated collectively for impairment		16,602,680			4,595,410		1,435,668		13,778,998		4,171,439		6,306,346		292,468		47,183,009
Total Gross Loan Portfolio under U.S. GAAP:	Ps.	43,793,019		Ps.	4,595,410	Ps.	1,435,668	Ps.	13,779,038	Ps.	4,171,439	Ps.	6,392,754	Ps 292,468		Ps.	74,459,796

(1)
Loans individually evaluated for impairment that they do not considered impaired, additionally are evaluated collectively for impairment according to historical losses experience adjusted to reflecting current economic conditions.

Past due loans

The table below sets forth information about Grupo Aval´s past due loans as of December 31, 2012 and 2011:

Analysis of Loan Portfolio by tenor of payment default as of December 31, 2012

	Between 31 and 60 days		Between 61 and 90 days		Over 90 days		Total Past Due		Current loan portfolio		Total loan Portfolio
Commercial
Commercial - Non Real Estate	Ps.	84,198	Ps.	18,279	Ps.	420,553	Ps.	523,030	Ps.	42,842,973	Ps.	43,366,003
Commercial Real Estate – Construction		5,774		1,451		22,350		29,575		1,411,340		1,440,915
Commercial Real Estate - Other		24,916		9,959		49,329		84,204		5,014,211		5,098,415
Total commercial		114,888		29,689		492,232		636,809		49,268,524		49,905,332
Consumer
Consumer - Credit Card		96,254		22,281		113,448		231,983		5,285,686		5,517,670
Consumer – Automobile		28,185		13,498		39,427		81,110		2,099,989		2,181,100
Consumer – Personal loans		108,395		133,039		374,449		615,883		15,455,241		16,071,124
Total consumer		232,834		168,818		527,325		928,977		22,840,916		23,769,893
Residential mortgages		21,065		35,379		315,449		371,893		3,986,564		4,358,457
Leasing transactions		39,372		17,671		77,698		134,741		7,515,973		7,650,714
Microcredit		8,854		5,085		21,362		35,301		264,293		299,593
Total	Ps.	417,013	Ps.	256,641	Ps.	1,434,066	Ps.	2,107,721	Ps.	83,876,269	Ps.	85,983,991

Analysis of Loan Portfolio by tenor of payment default as of December 31, 2011

	Between 31 and 60 days		Between 61 and 90 days		Over 90 days		Total Past Due		Current loan portfolio		Total loan Portfolio
Commercial
Commercial - Real Estate	Ps.	86,545	Ps.	9,665	Ps.	408,049	Ps.	504,259	Ps.	38,073,222	Ps.	38,577,481
Commercial Real Estate – Construction		1,315		1,352		14,178		16,845		647,126		663,971
Commercial Real Estate - Other		8,621		8,741		45,445		62,807		4,488,760		4,551,567
Total Commercial		96,481		19,758		467,672		583,911		43,209,108		43,793,019
Consumer
Consumer - Credit Card		98,714		20,799		86,555		206,068		4,389,341		4,595,410
Consumer – Automobile		22,788		12,136		32,448		67,372		1,368,296		1,435,668
Consumer – Personal loans		73,505		82,463		271,542		427,511		13,351,528		13,779,038
Total consumer		195,007		115,398		390,545		700,951		19,109,165		19,810,116
Residential mortgages		26,539		35,458		153,402		215,399		3,956,040		4,171,439
Leasing transactions		35,340		27,102		64,883		123,325		6,265,429		6,392,754
Microcredit		3,924		1,949		8,437		14,310		278,158		292,468
Total	Ps.	357,291	Ps.	199,665	Ps.	1,084,939	Ps.	1,637,896	Ps.	72,817,900	Ps.	74,459,796

Credit quality indicators

The following table illustrates credit risks by category and internally assigned grades for the year ended December 31, 2012 and 2011:

Loan Portfolio Quality Ratios as of the closing of December 31, 2012 and 2011 Exposure in the form of Commercial Loan Portfolio
Loan Portfolio Risk Profile by Credit Rating

	Commercial				Commercial financial leasing
	December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011
A	Ps.	47,219,495	Ps.	41,151,332	Ps.	7,149,268	Ps.	5,929,522
B		1,393,288		1,438,243		237,902		261,730
C		652,936		532,302		75,077		57,923
D		362,981		373,104		126,624		98,736
E		276,632		298,038		24,556		36,554
Total	Ps.	49,905,332	Ps.	43,793,019	Ps.	7,613,427	Ps.	6,384,465

Exposure in the form of Residential mortgage Loan Portfolio

Loan Portfolio Risk Profile by Credit Rating

	Residential Mortgages
	December 31, 2012		December 31, 2011
Rating
A	Ps.	4,007,130	Ps.	3,908,926
B		96,665		121,819
C		202,697		72,338
D		17,675		18,805
E		34,290		49,551
Total	Ps.	4,358,457	Ps.	4,171,439

Consumer

	Credit Card		Automobile		Personal loans		Total consumer		Consumer financial leasing		Microcredit
	December 31, 2012
Performing (up to 90 days)	Ps.	5,404,222	Ps.	2,141,673	Ps.	15,696,675	Ps.	23,302,054	Ps.	29,435	Ps.	278,231
Non-performing (over 90 days)		113,448		39,427		374,449		467,838		7,852		21,362
Total	Ps.	5,517,670	Ps.	2,181,100	Ps.	16,071,124	Ps.	23,769,893	Ps.	37,287	Ps.	299,593

Consumer

	Credit Card		Automobile		Personal loans		Total consumer		Consumer financial leasing		Microcredit
	December 31, 2011
Performing (up to 90 days)	Ps.	4,508,855	Ps.	1,403,220	Ps.	13,507,496	Ps.	19,419,571	Ps.	7,190	Ps.	283,939
Non-performing (over 90 days)		86,555		32,448		271,542		390,545		1,099		8,529
Total	Ps.	4,595,410	Ps.	1,435,668	Ps.	13,779,038	Ps.	19,810,116	Ps.	8,289	Ps.	292,468

Internally assigned grades are described in the “loans and financial leases” section of this document.

Impaired loans

The following table presents loans individually evaluated and considered impaired with the corresponding allowance for loan losses for years ended December 31, 2012 and 2011:

2012
	Gross book value		Outstanding principal		Loan loss reserve		Average book value for the period ending December 31, 2012		Recognized interest income
Without provision recorded
Commercial	Ps.	122,930	Ps.	121,028	Ps.	-	Ps.	105,351	Ps.	5,811
Leasing		43,096		42,050		-		38,579		3,598
		166,026		163,078		-		140,930		9,409
With provision recorded
Commercial		1,729,216		1,697,689		166,278		1,653,138		28,409
Leasing		134,653		104,464		27,110		104,877		12,620
Consumer		185		180		55		107		2
		1,864,054		1,802,333		193,443		1,758,122		41,031
Total
Commercial		1,852,146		1,818,717		166,278		1,758,490		34,220
Leasing		177,749		146,514		27,110		140,456		16,218
Consumer		185		180		55		107		2
	Ps.	2,030,080	Ps.	1,965,411	Ps.	193,443	Ps.	1,899,052	Ps.	50,440

2011
	Gross book value		Outstanding principal		Loan loss reserve		Average book value for the period ending December 31, 2011		Recognized interest income
Without provision recorded
Commercial	Ps.	106,733	Ps.	105,753	Ps.	-	Ps.	108,698	Ps.	2,671
Leasing		25,361		25,172		-		21,983		2,699
		132,094		130,924		-		130,682		5,370
With provision recorded
Commercial		1,415,444		1,382,221		248,673		1,237,052		65,586
Leasing		61,046		60,015		12,852		59,979		3,973
Consumer		40		699		10		20		24
		1,476,530		1,442,935		261,534		1,297,051		69,583
Total
Commercial		1,522,177		1,487,973		248,673		1,345,750		68,257
Leasing		86,407		85,187		12,852		81,963		6,672
Consumer		40		699		10		20		24
	Ps.	1,608,524	Ps.	1,573,859	Ps.	261,534	Ps.	1,427,733	Ps.	74,953

As of December 31, 2012 there were not loans individually evaluated and considered impaired without provision reserves.

The interest income that would have been recorded for impaired loans in accordance with the original contractual terms amounted to Ps. 168,568, Ps. 259,207and Ps. 133,822 for the year ended 2012, 2011 and 2010, respectively.

Non-performing loans

The following table summarizes the amount of non-performing loans by loan category for years ended December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
Commercial non real estate	Ps.	420,553	Ps.	408,049
Commercial - Real Estate
Construction		22,350		14,178
Other		49,329		45,445
Consumer
Consumer –Credit card		113,448		86,555
Consumer – Automobiles		39,427		32,448
Consumer – Personal loans		374,449		271,542
Residential mortgage
Normal (Prime)		313,634		153,402
Subnormal (Subprime)		1,815		-
Leasing transactions		77,698		64,883
Microcredit		21,362		8,437
Total	Ps.	1,434,066	Ps.	1,084,939

Trouble debt restructurings

The following table summarizes the total of troubled debt restructured loans and its amounts by loan category:

	Number of loans Restructured	Amounts before the restructuring		Amounts after the restructuring
Commercial
Commercial - Real Estate- Other	14	Ps.	2,539	Ps.	2,586
Construction	10		4.319		2,595
Commercial non real Estate	1,287		316,544		328,160
Consumer
Consumer -Credit card	11,486		50,900		38,644
Consumer – Automobiles	718		13,777		12,761
Consumer – Personal loans	16,178		138,072		155,280
Residential mortgage
Normal (Prime)	270		24,474		23,743
Subnormal (Subprime)	313		5,559		5,831
Leasing transactions	91		40,786		41,756
Microcredit	651		16,739		14,558
Total	31,018	Ps.	613,709	Ps.	625,915

Trouble debt restructurings

Upon identifying those receivables as troubled debt restructurings, Grupo Aval identified them as impaired under the ASC 310-10-35. The amendments in Accounting Standards Update No. 2011-02 require prospective application of the impairment measurement guidance in Section 310-10-35 for those receivables newly identified as impaired.

The following table summarizes the total of receivables restructured as troubled debt during 2011 that do not complied the restructuring agreement during the year ended December 31, 2012 and its amounts by loan category:

	Number of trouble debt Restructurings	Amount as of December 31,2012		Restructured loans charge-off from January 1st to December 31, 2012
Commercial
Commercial – Non-Real estate	1,277	Ps.	298,692	Ps.	2,215
Other	4		139		75
Consumer
Consumer -Credit card	6,219		11,788		2,371
Consumer – Automobiles	518		9,406		116
Consumer – Personal loans	10,731		76,686		33,905
Residential mortgage
Normal (Prime)	95		6,769		-
Subnormal (Subprime)	147		2,676		-
Leasing transactions	35		15,080		18,603
Microcredit	601		5,297		226
Total	19,627	Ps.	426,535	Ps.	57,511

As a result of adopting the amendments in Accounting Standards Update No. 2011-02, Grupo Aval reassessed all restructurings that occurred on or after the beginning of year 2012 for identification as troubled debt restructurings. Grupo Aval identified as troubled debt restructurings certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology. Upon identifying those receivables as troubled debt restructurings, Grupo Aval identified them as impaired under the guidance in Section 310-10-35. The amendments in Accounting Standards Update No. 2011-02 require prospective application of the impairment measurement guidance in Section 310-10-35 for those receivables newly identified as impaired.

f)	Loan origination fees and costs:

Under Colombian Banking GAAP, Grupo Aval recognizes in the income statement, loan origination fees, lines of credit and letters of credit, when collected and records related direct costs when incurred.

Under U.S. GAAP, specifically ASC 310-20-50 “Accounting for Non-Refundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs that are required to be recognized as a yield adjustment over the life of the related loans are recognized by the interest method, except for certain loan agreements, such as revolving lines of credit and credit cards, which are recognized in the Consolidated Statement of Income on a straight-line basis over the life of the product. For certain consumer loans with a history of prepayment the amortization period was adjusted according to that history. The total effect of this adjustment increases the shareholders´ equity under U.S. GAAP by Ps.170,673 and Ps. 147,933 as of December 31, 2012 and 2011, respectively. The increase in the adjustment for the year ended December 31, 2012, 2011 and 2010 mainly relates to (i) an increase in loans granted during the year which represents an adjustment for U.S. GAAP purposes in the consolidated statement of income of Ps. 22,740, Ps. 9,302 and Ps. 30,833, respectively.

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

For Colombian Banking GAAP purposes, Grupo Aval has deferred certain expenses and other charges, including among others, remodeling, pre-operating expenses, and certain costs of studies and projects including administrative projects, improvement of internal processes related to clients, multiple services and benchmark analysis. These charges are expensed as incurred under U.S. GAAP. The increase in the U.S. GAAP adjustment at December 31, 2012 as compared to 2011 is mainly related to an increase in remodeling expenses incurred during 2012 (see Note 11). Which were expensed for reconciliation purposes.

Debt issuance costs are amortized, using the effective interest method, over the life of the related debt by which the costs were incurred under Colombian Banking GAAP and U.S. GAAP.

i)	Investment securities and derivatives:

1) Investment securities

The table below provides details regarding the differences in investment securities between Colombian Banking GAAP and U.S. GAAP:

	Net income						Shareholders´ equity
	2012		2011		2010		2012		2011
Differences in classification of held to maturity investments and fair value adjustment (a)	Ps.	(3,121)	Ps.	1,690	Ps.	2,361	Ps.	1,782	Ps.	3,716
Impairment on investments (b)		2,754		(2,900)		-		6,793		4,643
Cautionary provisions (b)		-		(315,040)		315,040		-		-
Foreign exchange differences on available for sale investments (c)		(163)		(12,291)		6,585		-		-
	Ps.	(530)	Ps.	(328,541)	Ps.	323,986	Ps.	8,575	Ps.	8,359

(a)	These adjustments relate to investments in debt securities, equity securities with readily determinable fair value:

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

In addition under Colombian banking GAAP available for sale securities held must be kept in the category for at least one year, while U.S. GAAP has no such requirement.

(b)	This adjustment relates to the reversal of an impairment charge on investments and cautionary provisions that are not allowed under US GAAP.

Impairment on investments

Under Colombian Banking GAAP, Grupo Aval follows the requirements of the Superintendency of Finance to account for impairment of securities. Based on such guidance, a credit risk qualification analysis is performed for both debt and equity securities, based on this analysis a credit risk rating will be assigned to each investment, setting mandatory provisions depending on the credit risk level determined for the investment.

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

Cautionary provisions

During 2011, the prudent provision or Ps 315,040 recorded during 2010 was fully reversed based on two circumstances: (i) On February of 2011, Promigas was reclassified from medium to low marketability and, as a result,  Corficolombiana booked a loss of Ps 122,000, according to Colombian Banking GAAP, to offset such loss, the Company reversed an equal amount of the prudent provision established during the previous year; (ii) During 2011  Corficolombiana assessed its investment in Promigas as strategic, and as such, it reclassified it as “Available for Sale” under Colombian Banking GAAP which means that the volatility in the price of its shares affected the equity directly as opposed to the income statement. In addition, Corficolombiana had already recognized a negative impact of $187,836 in its equity associated to its investment in EEB, no further impairment in this investment was expected to occur. Having these two events occurring during 2011, Corficolombiana decided to reverse the remaining portion of the cautionary provision in December 2011, related to investment such as Empresa de Energia de Bogotá,   and Sociedad de Inversiones en Energía (“SIE"), considering that the risk associated with fluctuations of the price of its investments was no longer material.

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

Additional disclosures for investment securities

The following tables are included with the purpose of providing ASC 320-10 complementary disclosure requirements of investment securities:

As of December 31, 2012

Available for sale securities
	Cost Basis		Unrealized Gains		Unrealized Losses		Fair value
Debt securities
Securities issued or secured by Colombian Government	Ps.	6,990,002	Ps.	395,958	Ps.	(729)	Ps.	7,385,231
Securities issued or secured by Colombian government entities		209,794		2,340		(810)		211,324
Securities issued or secured by other financial entities		1,754,948		15,657		(3,560)		1,767,045
Securities issued or secured by foreign governments		997,718		8,790		(4,895)		1,001,613
Other		1,555,217		10,640		(17,762)		1,548,401
		11,507,679		433,385		(27,450)		11,913,614
Equity securities
Bolsa de Valores de Colombia S.A.		13,021		12,018		-		25,039
Empresa de Energía de Bogotá S.A. E.S.P.		218,027		197,454		-		415,481
Bladex S.A		129		72		-		201
Gas Natural S.A. E.S.P.		29,225		45,033		-		74,258
Mineros S.A.		50,258		27,413		-		77,671
Mastercard INT		68		1,013		-		1,081
		310,728		283,003		-		593,731
Total investments available for sale and unrealized gains (losses ) in other comprehensive income	Ps.	11,818,407	Ps.	716,388	Ps.	(27,450)	Ps.	12,507,345

Held-to-maturity securities

			Gross		Gross
	Cost Basis		unrealized gains		unrealized losses		Fair value
Securities issued or secured by Colombian Government	Ps.	631,814	Ps.	658	Ps.	(51,265)	Ps.	581,181
Securities issued or secured by Colombian Government entities		2,194,173		-		(32,513)		2,161,660
Securities issued or secured by other financial entities		336,656		3,309		(628)		339,337
Securities issued or secured by foreign governments		14,347		3		-		14,350
Other		25,052		590		(9)		25,633
	Ps.	3,202,042	Ps.	4,560	Ps.	(84,415)	Ps.	3,122,187

As of December 31, 2011

Available for sale securities
	Cost Basis		Unrealized Gains		Unrealized Losses		Fair value
Debt securities
Securities issued or secured by Colombian Government	Ps.	7,422,316	Ps.	64,263	Ps.	(33,505)	Ps.	7,453,074
Securities issued or secured by Colombian government entities		128,481		1,350		(2,018)		127,813
Securities issued or secured by other financial entities		774,141		1,583		(1,511)		774,213
Securities issued or secured by foreign governments		851,877		117		(159)		851,835
Other		499,495		4,579		(5,503)		498,571
		9,676,310		71,892		(42,696)		9,705,506
Equity securities
Bolsa de Valores de Colombia S.A.		12,136		10,784		-		22,920
Empresa de Energía de Bogotá S.A. E.S.P.		218,028		166,374		-		384,402
Bladex S.A		165		26		-		191
Gas Natural S.A. E.S.P.		29,225		47,886		-		77,111
Mineros S.A.		50,258		37,647		-		87,905
Mastercard INT		74		827		-		901
Proenergía Internacional S.A.		52,279		60,586		-		112,865
		362,165		324,130		-		686,295
Total investments available for sale and unrealized gains (losses ) in other comprehensive income	Ps.	10,038,475	Ps.	396,022	Ps.	(42,696)	Ps.	10,391,801

Held-to-maturity securities

			Gross		Gross
	Cost Basis		unrealized gains		unrealized losses		Fair value
Securities issued or secured by Colombian Government	Ps.	817,510	Ps.	595	Ps.	(48,000)	Ps.	770,105
Securities issued or secured by Colombian Government entities		2,252,168		56		(40,654)		2,211,570
Securities issued or secured by other financial entities		9,964		376		-		10,340
Securities issued or secured by foreign governments		9,841		-		-		9,841
Other		7,526		242		-		7,768
	Ps.	3,097,009	Ps.	1,269	Ps.	(88,654)	Ps.	3,009,624

The scheduled maturities of debt securities at December 31, 2012 were as follows:

	Available for sale				Held to maturity
	Cost basis		Fair value		Amortized cost		Fair value
Due in one year or less	Ps.	1,687,044	Ps.	1,689,102	Ps.	2,707,949	Ps.	2,674,882
Due from one year to five years		2,795,574		2,862,766		493,797		446,980
Due from five years to ten years		6,272,148		6,561,967		296		325
Due more than ten years		752,913		799,779		-		-
Total	Ps.	11,507,679	Ps.	11,913,614	Ps.	3,202,042	Ps.	3,122,187

Unrealized Losses Disclosure

The following table presents debt securities classified as available for sale and held to maturity that have unrealized losses  as of December 31, 2012 and 2011 are:

Unrealized losses as of December 31, 2012	Cost basis		Unrealized		Fair value
			Loss
Available for sale - Debt securities less than 12 months
Securities issued or secured by Colombian Government	Ps.	295,500	Ps.	(411)	Ps.	295,089
Securities issued or secured by government entities		94,342		(515)		93,827
Securities issued or secured by other financial entities		304,470		(3,101)		301,369
Securities issued or secured by foreign governments		367,041		(4,886)		362,155
Other		770,328		(17,243)		753,085
		1,831,681		(26,156)		1,805,525

Available for sale - Debt securities more than 12 months
Securities issued or secured by Colombian Government		27,365		(318)		27,047
Securities issued or secured by government entities		11,725		(295)		11,430
Securities issued or secured by other financial entities		105,483		(459)		105,024
Securities issued or secured by foreign governments		4,557		(9)		4,548
Other		26,477		(213)		26,264
		175,607		(1,294)		174,313
Total securities available for sale		2,007,288		(27,450)		1,979,838

Securities held to maturity less than 12 months
Securities issued or secured by Colombian Government		-		-		-
Securities issued or secured by government entities		781,479		(10,611)		770,868
Securities issued or secured by financial entities		62,165		(161)		62,004
Securities issued or secured by foreign governments		3,594		-		3,594
Other		16,707		(9)		16,698
		863,945		(10,781)		853,164
Securities held to maturity more than 12 months
Securities issued or secured by Colombian Government		623,623		(51,265)		572,358
Securities issued or secured by government entities		1,412,695		(21,902)		1,390,793
Securities issued or secured by financial entities		5,155		(467)		4,688
		2,041,473		(73,634)		1,967,839
Total securities held to maturity		2,905,418		(84,415)		2,821,003
Total investments with unrealized losses		4,912,706		(111,865)		4,800,841
Total investments with unrealized losses more than 12 months	Ps.	2,217,080	Ps.	(74,928)	Ps.	2,142,152

Unrealized losses as of December 31, 2011	Cost basis		Unrealized loss		Fair value
Available for sale - Debt securities less than 12 months
Securities issued or secured by Colombian Government	Ps.	784,828	Ps.	(7,510)	Ps.	777,318
Securities issued or secured by government entities		3,233		(8)		3,225
Securities issued or secured by other financial entities		77,785		(506)		77,279
Securities issued or secured by foreign governments		48,685		(156)		48,529
Other		125,634		(1,796)		123,838
		1,040,165		(9,976)		1,030,189
Available for sale - Debt securities more than 12 months
Securities issued or secured by Colombian Government		2,327,753		(25,995)		2,301,758
Securities issued or secured by government entities		55,009		(2,010)		52,999
Securities issued or secured by other financial entities		84,052		(1,005)		83,047
Securities issued or secured by foreign governments		2,283		(3)		2,280
Other		197,093		(3,707)		193,386
		2,666,190		(32,720)		2,633,470
Total securities available for sale		3,706,355		(42,696)		3,663,659
Securities held to maturity less than 12 months
Securities issued or secured by Colombian Government		74,644		(1,153)		73,491
Securities issued or secured by government entities		1,946,642		(32,199)		1,914,440
Securities issued or secured by other financial entities		543		-		543
Securities issued or secured by foreign government		5,956		-		5,956
Others		44		-		44
		2,027,829		(33,352)		1,994,474
Securities held to maturity more than 12 months
Securities issued or secured by Colombian Government		693,812		(46,847)		646,965
Securities issued or secured by government entities		302,952		(8,455)		294,497
		996,764		(55,302)		941,462
Total securities held to maturity	Ps.	3,024,593	Ps.	(88,654)	Ps.	2,935,936
Total investments with unrealized losses	Ps.	6,730,948	Ps.	(131,350)	Ps.	6,599,595
Total investments with unrealized losses more than 12 months	Ps.	3,662,954	Ps.	(88,022)	Ps.	3,574,932

The amount of realized gain or (loss) on trading securities included in earnings during 2012, 2011 and 2010 was Ps. 388,508, Ps. 273,258 and Ps. 214,246, respectively.

The amount of realized gain or (loss) on available for sale included in earnings during 2012, 2011 and 2010 was Ps. 265,996, Ps. 252,824 and Ps. (145,709), respectively.

As of December 31, 2012 losses with more than twelve months amounted to Ps. 74,928 are represented primarily by mandatory securities issued or secured by the Colombian Government. Grupo Aval considers this decline in fair value as temporary, due to the fluctuations in the interest rates; however, those events do not affect the issuer´s creditworthiness. Grupo Aval has the ability and intent to hold these securities for a period of time sufficient to recover all unrealized losses. Accordingly, Grupo Aval has not recognized any other-than temporary impairment for these securities. These securities pay a fixed interest rate and have an average maturity less than five years.

2)	Derivatives

Fair value of derivative instruments

Under Colombian Banking GAAP, the fair value of derivative instruments is similar to U.S. GAAP, specifically ASC 820, except for the fact that Colombian Banking GAAP does not consider in the determination of fair values the company´s own credit risk, counterparty risk and consideration of collateral in addition to any prior mentioned difference.

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

The impact of the abovementioned differences in shareholders´ equity as of December 31, 2012 and 2011 consisted of Ps. (1,565) and Ps. (2,351) decrease, respectively, and the impact in the consolidated statements of income for the year ended December 31, 2012, 2011 and 2010 was Ps. 1,038, Ps. (2,082) and Ps. 1,168, respectively.

Hedge of a Net Investment in a Foreign Operation

Grupo Aval did designate  foreign exchange forwards and foreign currency denominated debt to hedge the foreign exchange risk associated with Grupo Aval´s investments in non-Colombian Peso functional currency subsidiaries; in the case of the designated forwards, these are entered into for a short term period and as they do expire, new forwards are again entered into (known as “rolling hedge” strategy), as to preserve the portion of the net equity investment in term of Colombian Pesos if the USD depreciates against Grupo Aval’s functional currency. See Note 30 t), for differences between Colombian Banking GAAP and U.S. GAAP in relation to hedge accounting.

Additional disclosures for derivatives

The tables below is included in accordance with ASC 820-10 disclosures requirements and  present the financial position of the derivatives contracts recorded to the caption “other assets” and “other liabilities” as of December 31, 2012 and 2011 and their gain and loss recognized in the Consolidated Statement of Income:

	Asset
As of December	December 31, 2012					December 31, 2011
	Notional amount		Fair Value		Average maturity (days)	Notional Amount		Fair Value		Average maturity (days)
Interest rate contracts (1)	Ps.	1,113,014	Ps.	22,203	360	Ps.	1,355,788	Ps.	18,582	551
Foreign exchange contracts (1)		10,526,604		359,823	103		10,552,445		281,677	155
Total	Ps.	11,639,618	Ps.	382,026		Ps.	11,908,233	Ps.	300,259

	Liability
Interest rate contracts (2)	Ps.	(1,564,968)	Ps.	(52,254)	312	Ps.	(1,870,988)	Ps.	(39,462)	527
Foreign exchange contracts (2)		(3,692,978)		(268,638)	103		(11,493,289)		(306,896)	176
Total	Ps.	(5,257,946)	Ps.	(320,892)		Ps.	(13,364,277)	Ps.	(346,358)

(1)	Presented in the balance sheet within “Other assets”.
(2)	Presented in the balance sheet within “Other liabilities”.

The following table presents the gain or (loss) from derivatives not designated as hedging instruments:

	2012		2011		2010
Presentation of Gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on Derivative		Amount of gain or (loss) recognized in income on derivative		Amount of gain or (loss) recognized in income on Derivative
Gain from fair value adjustment	Ps.	3,391,603	Ps.	3,336,464	Ps.	4,801,021
Loss from fair value adjustment		(3,360,000)		(3,357,364)		(4,706,960)
	Ps.	31,603	Ps.	(20,900)	Ps.	94,061

The following table presents the derivatives notional amounts as of December 31, 2012 and 2011:

	2012		2011
Derivatives not designated as hedging instruments under ASC 815
Interest rate contracts	Ps.	2,677,981	Ps.	3,226,777
Foreign exchange contracts		12,533,569		20,760,855
	Ps.	15,211,550	Ps.	23,987,632

	2012		2011
Derivatives designated as hedging instrument
Foreign exchange contracts to sell	Ps.	(1,686,014)	Ps.	(1,284,878)
	Ps.	(1,686,014)	Ps.	(1,284,878)

Embedded derivatives

Unlike Colombian Banking GAAP, U.S. GAAP requires the separation of embedded derivatives from the host contract with the embedded derivatives carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract. As of December 31, 2012 and 2011, no embedded derivatives requiring bifurcation have been detected by Grupo Aval.

j)	Investments in unaffiliated companies:

Under Colombian Banking GAAP, these investments are initially recognized at cost and subsequently measured depending on the liquidity of the security and the market of reference where it is traded in Colombia or countries other than Colombia. Equity securities listed, issued and traded in Colombia are mainly valued on a daily basis using prices published by authorized entities (i.e., the Colombian Stock Exchange). Equity securities non-listed, issued and traded in Colombia are valued based on acquisition cost which is later increased or decreased depending upon the investor’s percentage stake in all subsequent changes in the issuer’s shareholders’ equity. For this purpose, the issuer’s shareholders’ equity is calculated based on audited financial statements at the cut-off dates of December 31 of each year.

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

Certain reclassifications made under Colombian Banking GAAP purposes from available for sale to trading described in Note 4 have been reversed for U.S. GAAP purposes.

The U.S. GAAP adjustment on the consolidated statements of income for the years ended December 31, 2012, 2,011 and 2010 relates to the following unaffiliated companies:

Equity securities	2012		2011		2010
Promigas S.A.	Ps.	-	Ps.	-	Ps.	8,187
Empresa de Energía de Bogotá S. A.		-		-		(197,876)
Mineros S.A.		(27,413)		-		-
Proenergía Internacional S.A. (1)		65,203		(65,203)		-
Sociedad de Inversiones en Energía S.A.(*)		-		188,738		(188,738)
Tableros y Maderas de Caldas S. A.(*)		-		-		13,737
Total	Ps.	37,790	Ps.	123,535	Ps.	(364,690)

(1)	During 2012 the investment in Proenergía Internacional was sold and the adjustment recorded were reversed against income.
(*)	During 2011 and 2010 the investment in SIE and Tablemac, respectively, were sold and the adjustment recorded were reversed against income.

The U.S. GAAP adjustment on shareholders´ equity relates to the following unaffiliated companies:

	December 31, 2012								December 31,2011
Equity securities	Amount under Colombian Banking GAAP		U.S. GAAP adjustments		Amount under U.S. GAAP		Amount under Colombian Banking GAAP		U.S. GAAP adjustments		Amount under U.S. GAAP
Empresa de Energía de Bogotá S. A.	Ps.	415,481	Ps.	-	Ps.	415,481	Ps.	384,402	Ps.	-	Ps.	384,402
Gas Natural S. A. E.S.P.		53,480		20,778		74,258		53,480		23,631		77,111
Mineros S. A.		77,671		-		77,671		87,905		-		87,905
Proenergia Internacional S. A.		-		-		-		117,482		(4,617)		112,865
Bladex S.A.		201		-		201		191		-		191
Mastercard INT		68		1,013		1,081		74		827		901
Bolsa de Valores de Colombia S. A.		19,920		5,118		25,039		17,215		5,705		22,920
Total	Ps.	566,821	Ps.	26,909	Ps.	593,731	Ps.	660,749	Ps.	25,546	Ps.	686,295

(1)	See note iv k below.

The following is the effect of the adjustment in the Statement of Income of non-affiliates companies:

	2012		2011		2010

Balance at the beginning of the year U.S. GAAP adjustment	Ps.	(25,546)	Ps.	(91,553)	Ps.	(223,365)
Adjustment recorded during the year to statement of income		(37,790)		(123,535)		364,690
Adjustment recorded to OCI under USGAAP (unrealized gains (losses) on available for sale securities)		36,427		442,201		(232,878)
Reclassification to investment in affiliate companies U.S. GAAP adjustment (1)		-		(252,659)		-
Balance at the end of the year	Ps.	(26,909)	Ps.	(25,546)	Ps.	91,553

(1)	Reclassification made due to increase of Grupo Aval in Promigas shareholders. See note i, k.

k)	Investments in affiliated companies:

This adjustment relates to investments in equity securities where Grupo Aval exercises significant influence over the investee’s operations.

Under Colombian Banking GAAP, investments in affiliated companies are recorded at their fair value similar to investments in unaffiliated companies, recording any effects derived from these adjustments on reappraisal of assets within the shareholders’ equity.

Under U.S. GAAP, these investments are recognized under the equity method of accounting determined using the latest audited financial statements issued by the investees adjusted to U.S. GAAP, with effect in the Consolidated Statement of Income or OCI for unrealized gains or losses.

As of December 31, 2010, Corficolombiana held a 14.39% direct equity stake in Promigas. As of that date, this investment was classified as available for sale and affected the unrealized gains account in the “other comprehensive income”.

On February 10, 2011, Corficolombiana, Empresa de Energia de Bogotá and two Colombian private investment funds, purchased from AEI three Special Purpose Vehicles located in Cayman Islands (AEI Promigas Holdings Ltd., AEI Promigas Ltd. and AEI Promigas Investments Ltd.) which together held a 52.13% stake in Promigas SA ESP. Corficolombiana acquired 20.3% percent of the three Special Purpose Vehicles which resulted in an additional indirect stake in Promigas of 10.58% for a total direct and indirect economic interest of 24.9%.

Additionally, Corficolombiana, together with some Investments Funds managed by Porvenir, and Corredores Asociados (an independent brokerage firm in Colombia), invested in a private investment fund which bought an additional stake in the three Special Purpose Vehicles mentioned above. The private investment fund, independently managed by Corredores Asociados, acquired 47.9% of the three Special Purpose Vehicles (acquiring an indirect investment in Promigas of 24.97%). The investment associated with this transaction totaled US$ 792.8 million of which Corficolombiana contributed with US$ 388.7 million and the Investments Funds managed by Porvenir with US$ 151.6 million. Through its participation in this private investment fund, Corficolombiana acquired an additional exposure of 14.94% to Promigas for a total of 39.91% direct and indirect stake.

Due to the increase in the equity stake of Promigas, during the year ended December 31, 2011 and up until November 30, 2012, Corficolombiana’s investment in Promigas was recorded under the equity method (No retroactive impacts were included as they were deemed immaterial). In November 30, 2012, and as further explained in the “business combination” section, Grupo Aval acquired control, under US GAAP regulations, (no under Colombian regulations) of Promigas by acquiring an additional 10.32% of the company through two tender offer processes done in the local capital market. After Corficolombiana acquired control of Promigas, the USGAAP adjustment to this investment was reclassified from the “equity method” caption to the “business combination” caption.

U.S. GAAP adjustment on the consolidated statements of income for the years ended December 31, 2012, 2011 and 2010 relate to the following affiliated companies:

	2012		2011		2010
Equity securities	U.S. GAAP adjustments		U.S. GAAP adjustments		U.S. GAAP adjustments
A.C.H. Colombia S.A.	Ps.	(95)	Ps.	(566)	Ps.	(1,496)
Aerocali S.A.		1,167		(486)		(327)
Colombiana de Extrusión S.A. Extrucol		168		(450)		254
Compañía Aguas de Colombia		45		49		95
Concesionaria Ruta del Sol SA		5,437		4,394		-
Concesionaria Tibitoc S.A.		1874		(1,990)		(151)
Fidecomiso Meléndez		65		31		29
Fondo Capital I Corredores Investment fund (*)		42,716		(118,440)		-
Promigas LTD (*)		-		3,565		-
Promigas Holdings LTD (*)		-		3,998		-
Promigas Investments LTD (*)		-		3,565		-
Promigas S.A. (*)		14,554		132,040		-
Redeban Multicolor SA		725		12		724
Sociedad Transportadora de Gas del Oriente S.A.		-		732		(3,931)
Total	Ps.	66,656	Ps.	26,454	Ps.	(4,803)

(*)	See Note 30 m) “Business combination”

The U.S. GAAP adjustment on shareholders´ equity relates to the following affiliated companies:

	December 31, 2012
Equity securities	Amount under Colombian Banking GAAP		Accumulated U.S. GAAP adjustments of prior year		Adjustments to equity accounts		Adjustments under equity method of 2012		Reclassifications to business combination Adjustments		Total U.S. GAAP adjustments		Amount under U.S. GAAP
A.C.H. Colombia S.A.	Ps.	2,379	Ps.	2,033	Ps.	-	Ps.	(95)	Ps.	-	Ps.	1,938	Ps.	4,317
Aerocali S.A.		2,474		2,223		-		1,167		-		3,390		5,864
Colombiana de Extrusión S.A. Extrucol		1,785		1,288		-		168		-		1,456		3,241
Compañía Aguas de Colombia		1,097		23		-		45		-		68		1,165
Concesionaria Ruta del Sol SA		87,013		4,809		416		5,437		-		10,662		97,675
Concesionaria Tibitoc S.A.		9,823		3,599		-		1,874		-		5,474		15,297
Fidecomiso Meléndez		14,825		(256)		-		65		-		(192)		14,633
Fondo Capital I Corredores Investment Fund. (*)		583,013		(115,848)		-		42,716		(509,881)		-		-
Promigas S.A. . (*)		1,462,556		(112,071)		(14,530)		14,554		(1,350,507)		-		-
Redeban Multicolor SA		4,552		6,708		-		725		-		7,433		11,984
Total	Ps.	2,169,517	Ps.	(207,492)	Ps.	(14,116)	Ps.	66,656	Ps.	(1,860,388)	Ps.	30,229	Ps.	154,176

(*)	See Note 30 m) “Business combination”

	December 31, 2011
Equity securities	Amount under Colombian Banking GAAP		U.S. GAAP adjustments		Amount under U.S. GAAP
A.C.H. Colombia S.A.	Ps.	2,032	Ps.	2,379	Ps.	4,411
Aerocali S.A.		2,474		2,223		4,697
Colombiana de Extrusión S.A. Extrucol		1,785		1,288		3,073
Compañía Aguas de Colombia		1,097		23		1,120
Concesionaria Ruta del Sol SA		41,534		4,809		46,343
Concesionaria Tibitoc S.A.		9,823		3,599		13,422
Fidecomiso Meléndez		14,825		(256)		14,569
Fondo Capital I Corredores Investment Fund.		561,315		(115,848)		445,467
Promigas LTD.		100,351		4,153		104,504
Promigas Holdings LTD.		112,524		4,657		117,181
Promigas Invesments LTD.		100,351		4,153		104,504
Promigas S.A. .		533,165		(119,916)		413,249
Redeban Multicolor SA		4,552		1,244		5,796
Total	Ps.	1,485,828	Ps.	(207,492)	Ps.	1,278,336

l)	Lessor accounting:

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

This difference increases shareholders´ equity under U.S. GAAP by Ps. 6,301  and Ps. 8,535  in 2012 and 2011, respectively, and increases (decreases) the consolidated statements of income by Ps. (2,234), Ps. 2,807 and Ps. (3,477) in 2012, 2011 and 2010, respectively, due to the treatment from the U.S. GAAP standpoint.

The following lists the components of net investment in direct financial leases for the year ended December 31, 2012 and 2011:

	2012		2011
Total minimum lease payments to be received	Ps.	10,157,821	Ps.	7,379,684
Less: Amount representing estimated executory cost (such as taxes, maintenance, or insurance) including profit thereon, included total minimum lease payments		(231,402)		(196,397)
Minimum lease payments receivable		9,926,419		7,183,287
Estimated residual values of leased property (unguaranteed)		(100,838)		(103,070)
Less: Unearned income		(2,174,867)		(687,463)
Net investment in direct financial leases	Ps.	7,650,714	Ps.	6,392,754

The following schedule shows the future minimum lease payments to be received on direct financial leases and operating leases for each of the next five years and thereafter.

For the year ended December 31, 2012	Financial leases		Operating leases
2013	Ps.	2,948,694	Ps.	2,668
2014		1,660,231		2,153
2015		1,392,353		1,819
2016		1,240,247		1,236
2017		732,756		717
2018 and thereafter		2,183,540		-
Total minimum future lease payments to be received	Ps.	10,157,821	Ps.	8,593

The total rental expense for all operating leases, except those with terms of a month or less that were not renewed, for 2012, 2011 and 2010 was Ps.29,564, Ps. 24,408 and Ps. 27,204, respectively

m)	Business combinations

Acquisition method of accounting

Under Colombian Banking GAAP, the accounting for business combinations requires  the purchase price to be allocated among the acquired assets and liabilities on the basis of their book values. The difference between the purchase price, excluding acquisition costs, is recognized as goodwill. Goodwill generated in acquisitions prior 2006 is amortized over a 10-year period and goodwill generated in acquisitions after 2006 is amortized over a period of 20 years.

U.S. GAAP requires the purchase price to be allocated among the identifiable assets acquired, including any intangible assets and liabilities assumed, on the basis of their respective fair values. The difference between such amount and the purchase price is recognized as goodwill. Goodwill is not amortized but is subject to an annual impairment test.

Promigas acquisition

As mentioned on“k) Investments in affiliated companies”, in November 27, 2012 an additional 10.32% stake in Promigas S.A. was acquired by Corficolombiana through two tender offer processes which led it to a direct and indirect stake in Promigas of 50.23%. As a result, under US GAAP, Corficolombiana acquired control of Promigas and began accounting this business combination using the acquisition method. It is important to note that under Colombian regulations and Banking GAAP, Corficolombiana does not control nor consolidates Promigas as: (i) under Colombian Banking GAAP control results from one beneficial owner having an equity stake higher than 50%, and (ii) a 5.58% stake of the 50.23% stake mentioned above is held by a private investment fund whose beneficial owner is not Grupo Aval.

Under U.S. GAAP, ASC paragraph 805-10-25-10 provides that in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. As a result, the gain on valuation of the 39.91% pre-existing participation in Promigas before income tax that was recognized in net income was Ps. 269,802.

Additionally, the consideration being transferred is measured; the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are measured and recognized; the resulting goodwill is recognized, and the acquirer consolidates the acquire since the date of acquisition. At November 27, 2012, the acquisition of the controlling interest in Promigas, under U.S. GAAP, generated goodwill of Ps. 2,504,680 and had an impact on non-controlling interest of Ps.1,925,314  at the acquisition date.

The following table discloses the main adjustments to U.S. GAAP at the date of  the transaction related with the acquisition of Promigas:

39.91% investment in Promigas under Colombian Banking GAAP before business combinations (1)	Ps.	1,696,639
Accumulated US GAAP adjustments under equity method before business combination (1)		(185,181)
Remeasurement at fair value of previously held equity interest in Promigas at acquisition-date recognized in income		269,802
Acquisition cost taken to income		(1,693)
Acquisition-date fair value of the acquirer's previously held equity interest in Promigas		1,779,567
Consideration transferred for the additional 10.32% acquired (1)		348,930
Fair value of 49.77% noncontrolling interest in Promigas		1,925,314
		4,053,812
Fair value identifiable assets acquired and liabilities assumed in Promigas		(1,549,132)
Goodwill	Ps.	2,504,680

(1)	Total adjustment of Ps. 1,860,388 reclassified from affiliated company (see note (k) above)

The following table discloses the total assets acquired and liabilities assumed from Promigas under U.S. GAAP before and after the acquisition on November 27, 2012:

	US GAAP Book value		Adjustment to fair value		Fair value
Cash and due from banks	Ps.	207,773	Ps.	-	Ps.	207,773
Investments		325,405		107,737		433,142
Account receivables		894,429		-		894,429
Property plan and equipment, net		1,931,356		631,745		2,563,101
Intangibles (*)		-		287,711		287,711
Other assets		646,835		-		646,835
Financial obligations		(1,612,102)		-		(1,612,102)
Bonds		(550,015)		-		(550,015)
Other liabilities		(995,428)		-		(995,428)
Deferred tax		2,920		(329,233)		(326,313)
Identifiable assets acquired and liabilities assumed in Promigas measured in accordance with ASC 805 20-30	Ps.	851,173	Ps.	697,959	Ps.	1,549,132

(*)	Include intangible assets by rights in connection Ps. 2,984, costumer relationship Ps. 283,584 and other Ps. 1,143.

For the period from the acquisition date of Promigas up to December 31, 2012, Promigas contributed to Grupo Aval´s recorded a net income of Ps. 9,492 and an decrease in other comprehensive income of  Ps. (11,657).

BAC Credomatic acquisition

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

The following chart summarizes the amount paid for the acquisition of BAC and the value of assets acquired and liabilities assumed on December 9, 2010, date of acquisition:

	Book value as of December 9, 2010 (US$)	Adjustments to fair value (US$)	Fair value as of December 9, 2010 (US$)	Equivalent to millions of Colombian pesos
Purchase price			US$ 1,920,000,000	Ps.	3,611,174

Assets acquired and liabilities assumed
Assets
Cash and cash equivalents	US$1,743,312,897	US$ -	US$ 1,743,312,897	Ps.	3,278,858
Term deposits	10,474,404	-	10,474,404		19,700
Investments in Securities	491,612,673	-	491,612,673		924,635
Loan Portfolio	5,323,504,175	(135,268,946)	5,188,235,229		9,758,137
Properties and Equipment	179,009,299	66,783,116	245,792,415		462,291
Intangible Assets	-	206,600,000	206,600,000		388,577
Assets held for sale	28,915,034	(1,363,920)	27,551,114		51,819
Other Assets	235,606,751	48,260,353	283,867,104		533,903
Total Assets Acquired	8,012,435,233	185,010,603	8,197,445,836		15,417,920
Liabilities
Deposits	5,643,240,740	15,747,329	5,658,988,069		10,643,538
Obligations	1,091,347,445	5,878,085	1,097,225,530		2,063,684
Other Liabilities	374,017,624	60,424,991	434,442,615		817,108
Total Liabilities Assumed	7,108,605,809	82,050,405	7,190,656,214		13,524,330
Non-controlled Participation	498,762	-	498,762		938
Total Net Assets Acquired	US$ 903,330,662	US$ 102,960,198	US$ 1,006,290,860	Ps.	1,892,652
Goodwill			913,709,140		1,718,522
Fair value of assets acquired and liabilities assumed			US$ 1,920,000,000	Ps.	3,611,174

During 2011 the appraisal of assets acquired and liabilities assumed and the allocation of amount paid was completed and as result a credit was made to goodwill by $21,650 with charge to intangible asset by $25,643 and a credit to other asset by $3,993.

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

Assets held for sale

Assets held for sale include real estate properties acquired in lieu of payment of loans. Assets assigned were booked at their estimated fair value less the cost of their sale on the date of acquisition, through estimations conducted by the administration, on the basis of available appraisals or on the opinion of real estate brokers. Estimated sales cost are based on the divestiture experience of properties of similar nature and on regular market conditions for real estate transactions.

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

The table below presents a condensed income statement data of BAC Credomatic for the year ended December 31,2012,  2011 and for a month period ended December 31, 2010 from the date of acquisition, which represents the U.S. GAAP results of BAC Credomatic since the acquisition date included in Grupo Aval´s consolidated income statement for the year ended December 31, 2012, 2011 and 2010.

	Year ended December 31, 2012 (unaudited)		Year ended December 31, 2011 (unaudited)		One month period ended December 31, 2010 (unaudited)
Total interest income	Ps.	1,482,418	Ps.	1,340,876	Ps.	117,274
Total interest expense		(393,562)		(315,400)		(28,178)
Net interest income		1,088,856		1,025,476		89,096
Total provisions, net		(164,783)		(153,448)		(698)
Net interest income after provisions		924,073		872,028		88,398
Income from investment portfolio		89,921		71,491		4,162
Total other income		754,384		667,891		69,638
Total operating expenses		(1,118,209)		(1,058,950)		(115,321)
Income before income tax expense		650,169		552,461		46,877
Income tax expense		(173,253)		(153,603)		(8,127)
Net income		476,916		398,857		38,750
Less: net income attributable to non controlling interest		(165,414)		(138,340)		(13,449)
Net income attributable to Grupo Aval´s shareholders	Ps.	311,502	Ps.	260,517	Ps.	25,301

The following is a detailed reconciliation of the adjustments between Colombian Banking GAAP and U.S. GAAP related to business combinations:

	December 31, 2012		December 31, 2011
U.S. GAAP adjustment in goodwill (1)	Ps.	2,302,994	Ps.	(233,841)
Purchase price allocated to intangible assets identified (2)		778,966		463,539
Fair value of other assets acquired and liabilities assumed (3)		(1,524,388)		(443,918)
Other net adjustment in Promigas business combinations (4)		(1,257,330)		-
Deferred income tax		307		307
	Ps.	300,549	Ps.	(213,913)

(1)	Goodwill

This adjustment represents the difference in the amount of goodwill under Colombian Banking GAAP, purchase price less book value of net assets acquired and related goodwill amortization, with U.S. GAAP which recognizes calculates goodwill as the purchase price less fair value of net assets acquired including intangible assets not recognized on books prior to the acquisition.

The details of goodwill under U.S. GAAP during years ended December 31, 2012 and 2011 follow:

	2012		2011		2010
Balance at beginning of year	Ps.	2,876,904	Ps.	2,734,492	Ps.	986,648
Additions related to business acquisitions		2,504,680		-		1,718,522
Subsidiary acquired by Corficolombiana subsidiary (a)		-		131,465		-
Reclassification to intangibles assets and deferred income tax (b)		(69,860)		-		-
Effects of foreign exchange rates		(166,197)		32,597		29,322
Adjustment to goodwill		-		(21,650)		-
Balance at end of year		5,145,527		2,876,904		2,734,492
Goodwill under Colombian Banking GAAP		2,842,533		3,110,745		3,031,446
Adjustment recorded under U.S. GAAP	Ps.	2,302,994	Ps.	(233,841)	Ps.	(296,954)

(a)	This amount represents the business combination of “Proyectos de Infraestructura” in Colombia, subsidiary which operates in the non-financial sector.
(b)	This amount represents the business combination of “Intrex Investment INC” and “Concesionaria Panamericana” who acquired concession road in Colombia, which operates in the non-financial sector.

Goodwill under U.S. GAAP, allocated by segments, as of December 31, 2012 and 2011 were:

	December 31, 2012		December 31, 2011
Banco de Bogotá	Ps.	4,911,372	Ps.	2,642,749
Banco de Occidente		116,845		116,845
Banco Popular		117,310		117,310
Total Goodwill	Ps.	5,145,527	Ps.	2,876,904

Under U.S. GAAP, Grupo Aval tests goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit.  The first step is a screen for potential impairment and the second step measures the amount of impairment. Grupo Aval conducted qualitative impairment test of goodwill which indicated that there is not goodwill impairment for the years ended December 31, 2012 and 2011.

(2)	Intangible Assets:

This adjustment represents the difference in the amount of intangible assets under Colombian Banking GAAP and U.S. GAAP. Colombian Banking GAAP does not require the recognition of intangible assets, while U.S. GAAP requires identification and valuation of intangibles in a business combination.

The changes of Grupo Aval’s intangible assets, net under U.S. GAAP for the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012		2011		2010
Balance at beginning of year	Ps.	463,539	Ps.	493,325	Ps.	110,844
Reclassifications (a)		118,024		-		-
Additions related with business combinations		287,711		25,643		395,428
Effect of foreign change rate		(27,833)		5,902		-
Amortization		(62,475)		(61,331)		(12,948)
Balance at end of year	Ps.	778,966	Ps.	463,539	Ps.	493,325

(a) This amount represents the business combination , “Intrex Investment INC” and “Concesionaria Panamericana” who acquired concession road in Colombia, which operates in the non-financial sector.

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

Concession roads

Grupo Aval through its subsidiary Corficolombiana has entered into the road concession business which involves construction, operation and maintenance in public toll road granted by the Colombian Government. Road concession arose from contractual rights related to the acquisition of Concesionaria Panamericana and Intrex Investment INC.

Customer relationships

Customer relationship is defined as the relationship that Grupo Aval has established with its customers through contracts. Customer relationship arise from contractual rights, thus are classified as intangible assets that meet the contractual-legal criterion.

Intangibles are calculated based on the expected gains to be received from these relationships for a specific period of time.

Intangible assets under U.S. GAAP were as follows:

	December 31, 2012
	Gross carrying amount		Accumulated amortization		Net
Non-amortizable intangible assets	Ps.	104,219	Ps.	-	Ps.	104,219
Amortizable intangible assets		831,013		(156,266)		674,747
	Ps.	935,232	Ps.	(156,266)	Ps.	778,966

	December 31, 2011
	Gross carrying amount		Accumulated amortization		Net
Non-amortizable intangible assets	Ps.	113,913	Ps.	-	Ps.	113,913
Amortizable intangible assets		453,944		(104,318)		349,626
	Ps.	567,857	Ps.	(104,318)	Ps.	463,539

The following table shows the intangible assets gross amount under U.S. GAAP, detailed with their respective useful lives:

					Weighted average useful life (months)
	2012		2011
Brands	Ps.	104,219	Ps.	113,913	-
Core deposits		181,127		188,699	138
Road concessions (a)		121,008		-	161
Customer relationships (b)		508,992		244,652	127
Other		19,886		20,593	60
	Ps.	935,232	Ps.	567,857
(a)	This amount represents the business combination of “Intrex Investment INC” and “Concesionaria Panamericana” who acquired concession road in Colombia, which operates in the non-financial sector.
(b)	This amount includes Ps. 283,584 from Promigas business combination.

Grupo Aval expects that the estimated aggregate amortization expense for intangible assets for the next five fiscal years to be as shown in the following table.

Fiscal year ending December 31	Aggregate amortization expense
2013	Ps.	109,469
2014		99,164
2015		84,817
2016		81,145
2017		66,918
Total	Ps.	441,513

(3)	Fair value of other asset acquired and liabilities assumed

The following is the consolidated movement of fair value of assets acquired and (liabilities) assumed in business combination

	2011		Additions(1)		Effect of foreign exchange rates		Amortization		2012
Investment securities	Ps.	(3,887)	Ps.	107,737	Ps.	-	Ps.	622	Ps.	104,472
Loan portfolio		(124,295)		-		12,101		37,343		(74,851)
Allowance		41,250		-		(3,704)		(5,087)		32,459
Fixed assets		199,617		631,745		(10,104)		14,569		835,827
Other assets		47,645		-		(5,567)		(25,619)		16,459
Reappraisal of assets		(426,300)		-		12,978		(31,252)		(444,574)
Deposits		(9,811)		-		903		3,454		(5,454)
Other liabilities		(103,873)		-		9,306		18,312		(76,255)
Non controlling interest		(64,263)		(1,848,208)		-		-		(1,912,471)
	Ps.	(443,917)	Ps.	(1,108,726)	Ps.	15,913	Ps.	12,342	Ps.	(1,524,388)

(1)	This amount represents the business combination of Promigas, which operates in the non-financial sector

	2010		Effect of foreign exchange rates		Amortization/ Adjustments		2011
Investment securities	Ps.	(4,938)	Ps.	-	Ps.	1,051	Ps.	(3,887)
Loan portfolio		(190,627)		(2,806)		69,138		(124,295)
Allowance		160,307		2,405		(121,462)		41,250
Fixed assets		253,175		1,692		(55,250)		199,617
Other assets		69,834		1,088		(23,277)		47,645
Reappraisal of assets		(440,084)		(2,371)		16,155		(426,300)
Deposits		(34,638)		(272)		25,099		(9,811)
Other liabilities		(123,751)		(2,104)		21,982		(103,873)
Non controlling interest		(64,263)		-		-		(64,263)
	Ps.	(374,985)	Ps.	(2,368)	Ps.	(66,564)	Ps.	(443,917)

Under Colombian Banking GAAP assets acquired and liabilities assumed are recorded at its carrying amount.   Under U.S. GAAP, fair value adjustments are allocated to each acquired asset and liability and the differences between the fair value and book value of the depreciable assets are amortized during the estimated period of useful life.

(4)	This table related with other net adjustment in Promigas business combinations

Promigas consolidated net assets, net whose fair value is the same as their book value (a)	Ps.	788,238
Promigas investment under Colombian Banking GAAP		(2,045,568)
	Ps.	(1,257,330)

(a)	Includes net income of Promigas from the acquisition date to December 31, 2012 for an amount of Ps.9,492

The following is the movement of business combinations adjustment under U.S. GAAP.

	2012		2011		2010

Balance at the beginning of the year U.S. GAAP adjustments	Ps.	213,913	Ps.	178,326	Ps.	132,911
Adjustment recorded during the year to statement of income (*)		(333,316)		66,161		6,593
Adjustment recorded to OCI under U.S. GAAP (Unrealized gains (losses) on available for sale securities		(425)		(36,769)		(8,414)
Additional Paid in Capital		-		6,195		-
Reclassifications from affiliated investment caption of Ps. 185,181 and deferred taxes caption of Ps. (365,902).		(180,721)		-		-
Adjustment recorded for BAC		-		-		47,236
Balance at the end of year	Ps.	(300,549)	Ps.	213,913	Ps.	178,326
(*)
In 2012 this amount  mainly include the remeasurement at fair value of previously held equity interest in Promigas at acquisition-date recognized in income. In 2011 the increase occurs in the variation of the fair value of investments acquired in the process of combination of business with Corfivalle were sold during the year.

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

The following is the reconciliation of non-controlling interests between Colombian Banking GAAP and U.S. GAAP:

	December 31, 2012		December 31, 2011
Non-controlling interest under Colombian Banking GAAP	Ps.	5,407,697	Ps.	4,927,029
Adjustments incorporated under U.S. GAAP reconciliation:
Non-controlling interest in reappraisal of assets (1)		(986,766)		(975,478)
Non-controlling interest participation in U.S. GAAP adjustments		(69,060)		(15,842)
Business combination (2) (3)		2,013,044		64,263
Changes in participation acquired by the controlling interest		-		151,752
Non-controlling interest in variable interest entities		4,998		-
		962,216		(775,305)
Non-controlling interest under U.S. GAAP	Ps.	6,369,913	Ps.	4,151,724

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

(2)
During 2012, Corporación Financiera Colombiana acquired the control of Promigas and measured the assets acquired and liabilities assumed at its fair value including those relating with non controlling interest The 2012 balance includes Ps. 1,925,314 of non-controlling interest from Promigas (See note m above).

(3)
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

As discussed in Note (1) c., Grupo Aval acquired during 2011an additional 63.07% of Banco Popular through an ex-change non-monetary transaction by Grupo Aval with preferred shares’.  This operation was recorded at its carrying amount, the difference between Colombian banking GAAP and U.S. GAAP relates to the adjustments of the reconciliation between both principles.

Under Colombian Banking GAAP, an agreement whereby Grupo Aval assigned to Adminegocios & Cia. S.C.A. its right to acquire up to 2,605,000 mandatorily convertible bonds issued by Banco de Bogotá by $118,450  is regarded as the sale of a stake of Banco de Bogotá by Grupo Aval, as a direct consequence of this transaction, Grupo Aval recognized a gain of Ps. 61,222 and reduced its stake in Banco de Bogotá from 65,33% to 64,44%.  Under US GAAP this agreement is considered, in substance, a loan in accordance with ASC 470 and thus no gain was recognized and Grupo Aval´s stake in Banco de Bogotá was not reduced.

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

The table below shows guarantees by expiration dates and maximum potential amount of future losses:

	Expire within one year				Expire after one year				Total amount outstanding				Maximum potential amount of future losses
	2012		2011		2012		2011		2012		2011		2012		2011
Financial standby letters of credit	Ps.	290,492	Ps.	487,080	Ps.	238,716	Ps.	147,020	Ps.	529,208	Ps.	634,010	Ps.	529,208	Ps.	634,010
Bank guarantees		868,266		1,551,889		1,238,078		358,882		2,106,344		1,910,771		2,106,344		1,910,771
Total	Ps.	1,158,758	Ps.	2,038,969	Ps.	1,476,794	Ps.	552,808	Ps.	2,635,552	Ps.	2,544,872	Ps.	2,635,552	Ps.	2,544,872

	Notional amount		Fair value		Notional amount		Fair value
	2012				2011
Financial standby letters of credit	Ps.	529,208	Ps.	5,933	Ps.	634,010	Ps.	376
Bank guarantees		2,106,344		30,735		1,910,771		12,734
Total	Ps.	2,635,552	Ps.	36,668	Ps.	2,544,872	Ps.	13,110

2)	Contingencies

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

3)	Loyalty Programs

Under Colombian Banking GAAP, the Grupo Aval´s Banking subsidiaries have customer loyalty programs that assign points for credit card purchases and for  the use of some financial services granted by their banks. The maturity of the points ranges between 18 and 36 months and allows customers to exchange them for prizes such as miles, hotels and other awards.

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

	Net Income						Shareholders’ equity
	2012		2011		2010		2012		2011
Guarantees	Ps.	(343)	Ps.	1,093	Ps.	(2,350)	Ps.	(1,924)	Ps.	(1,581)
Contingencies		(1,143)		21,237		6,017		28,578		29,721
Loyalty programs		(3,533)		3,186		(11,026)		(9,678)		(6,144)
	Ps.	(5,019)	Ps.	25,516	Ps.	(7,359)	Ps.	16,977	Ps.	21,996

p)	Equity tax:

In accordance with Law 1111 of 2006, companies and individuals who possess liquid equity in excess of Ps. 3,000 were subject to a special equity tax during 2011. Under Colombian Banking GAAP, the equity tax was recorded against deferred charges and amortized on straight monthly basis between 2011 to 2014 with taxes charged to the consolidated statement of income.

Under U.S. GAAP, tax expense derived from the equity tax is recorded directly on the Consolidated Statements of Income, discounted at its present value.

The adjustment to Shareholders´ Equity under U.S. GAAP by Ps. (329,613) and Ps. (477,368)  as of December 31, 2012 and 2011, respectively, and in Consolidated Statements of Income of Ps. 120,178, Ps. (483,741) and Ps. (1,220) in 2012, 2011 and 2010, respectively.

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

Under U.S. GAAP, since January 2010 when an entity transfers financial assets should evaluate them for consolidation under the VIE consolidation guidance. The party that has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE, is considered to have a controlling financial interest and, thus, is the primary beneficiary and should consolidate the VIE.

The table below presents a summary of the assets and liabilities and related net income in trust funds which have been included on Grupo Aval’s Consolidated Balance Sheet at December 31, 2012 and 2011, for U.S. GAAP purpose:

	December 31, 2012		December 31, 2011
Total assets	Ps.	2	Ps.	2
Total liabilities		-		-
Total shareholders’ equity		2		2
Total liabilities and shareholders´ equity	Ps.	2	Ps.	2
Net income	Ps.	-	Ps.	-

r)	Variable interest entities:

Under Colombian Banking GAAP, consolidation is required when an entity holds the majority of voting rights of another entity.

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

Entity	Nature	Purpose	Activities of the entity	Nature of Grupo Aval´s involvement with the entity	Total assets
					2012		2011
Megabanco Foreclosed Assets Trust	Trust managed by Helm Fiduciaria	Sale of non- performing assets	Administration and sale of non performing assets	Primary beneficiary of expected losses and returns	Ps.	385	Ps.	5,791
Corficolombiana Banco de Bogotá A Trust	Trust managed by Fiduciaria Bogotá	Collection of non -performing loans	Administration and collection of non- performing loans	Primary beneficiary of expected losses and returns		(4,386)		499
Fiduciaria de Occidente	Trust managed by Fiduciaria de Occidente	Sale of non-performing assets and Collection of non-performing loans	Administration and collection of non-performing loans	Primary beneficiary of expected losses and returns		21,924		15,730
Patrimonio Autonomo Corficolombiana	Trust managed by Fiduciaria Colpatria	Collection of non -performing loans	Administration and collection of non- performing loans	Primary beneficiary of expected losses and returns		54,440		-

Total					Ps.	72,363	Ps.	22,020

In addition and due to the consolidation of certain VIEs, Grupo Aval recognized additional allowances under U.S. GAAP of Ps. 69,655 and Ps. 62,142 for 2012 and 2011, respectively.

The table below presents a summary of the assets and liabilities of VIEs under U.S. GAAP which have been consolidated on Grupo Aval’s Consolidated Balance Sheet for the years December 31,2012 and 2011:

	December 31, 2012		December 31, 2011
Assets
Loans and other receivables	Ps.	54,517	Ps.	81,341
Foreclosed assets		27,316		32,224
Allowance for loan losses of loans, and other receivables		(25,224)		(62,142)
Allowance for foreclosed assets		(23,814)		(28,188)
Other assets		39,568		(1,215)
Total assets	Ps.	72,363	Ps.	22,020
Total liabilities	Ps.	137,644	Ps.	18,513
Total controlling interests shareholders’ equity		(70,279)		26,560
Total non-controlling interests (see note iv) n))		4,998		(23,353)
Total shareholders’ equity		(65,281)		3,507
Total liabilities and Shareholders’ equity	Ps.	72,363	Ps.	22,020
Net income Attributable to Grupo Aval	Ps.	(127,166)	Ps.	(5,351)

Grupo Aval´s maximum exposure to loss as a result of its involvement with VIEs was Ps.137,644 and Ps. 18,513 at December 31, 2012 and 2011, respectively.

Grupo Aval did not provide any additional financial support to these or other VIEs during 2012. Further, Grupo Aval does not have any contractual commitments or obligations to provide additional financial support to these VIEs. Investors in debt securities issued by the securitization entities have no recourse to other assets of Grupo Aval.

s)	Cumulative translation adjustment:

The following table presents the U.S. GAAP adjustment in the consolidated net income for the years ended December 31, 2012, 2011 and 2010 related to cumulative translation adjustments:

	2012		2011		2010
Translation of financial statements (1)	Ps.	348,898	Ps.	(43,143)	Ps.	(43,885)
Hedge of Net Investment in Foreign Operations (2)		(330,305)		76,342		5,298
Total U.S. GAAP income statement adjustment	Ps.	18,593	Ps.	33,199	Ps.	(38,587)

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

(2) Hedge of Net Investment in Foreign Operations

In relation with the acquisition of BAC Credomatic and the related capital investment of Banco de Bogotá in Leasing Bogotá Panamá of Ps. 3,428,037 equivalent to U.S.$ 1.76 billion (the “Hedged Item”) (see Note 1(b)), Grupo Aval Credit Risk Committee designated U.S. dollar forwards for heading of one portion of the hedged item and U.S. dollar denominated debts to hedge other portion as accounting hedges under U.S. GAAP, to hedge the exchange rate exposure of positions in U.S. dollars against the Colombian Peso. As of December 31, 2011, of the Ps. 3,428,037 investment in Leasing Bogotá Panamá, Ps. 1.66 billion represents the portion of the net investment being hedged through the aforementioned strategy.

The increase in 2010 is because of the effect of the foreign exchange hedge from the acquisition of  BAC (one month was recognized), while 2011 includes the effect for twelve months.

The variation is due to the fluctuation of the Colombian peso exchange rate against the U.S. dollar as described in the table below:

2012      1,768.23
2011      1,942.70
2010      1,913.98

Forwards

Since December 30, 2010, for both Colombian Banking GAAP and U.S. GAAP, U.S. dollar forward contracts were formally designated as hedging instruments over a portion of the net investment in Leasing Bogotá Panamá. As of December 31, 2011, the notional amounts of the U.S. dollar forwards amounted to U.S. $658 million which were used to hedge a corresponding portion of the foreign net investment. These forwards are entered into with other financial counterparties and do follow a documented “rolling hedge” strategy, by means of entering into new forwards simultaneously as the prior forwards expire. This hedge strategy mitigates the risk that the USD depreciates against the Colombian Peso, which does creates a loss within the Cumulative Translation Adjustment reflected within the Other Comprehensive Income in Shareholders Equity.

As mentioned in Note 2(k), under Colombian Banking GAAP, changes in fair value of derivatives used as hedges of net investment in foreign operations, to the extent ineffective, are recorded as a component of stockholders’ equity, and to extent effective are recorded in the income statement In addition and derived from the amendments introduced in  November, the daily accrued  amount resulting from  the implicit  devaluation or revaluation agreed upon in the initial contract is recognized in the income statement.

Under U.S. GAAP, changes in the fair values of derivative and non-derivative financial instruments used as hedges of net investments in foreign operations are, to the extent ineffective, recorded in the income statement.  However, in accordance with ASC 815-35-35-16 “Method based on Changes in Forward Exchanges Rates”, all changes in fair value relating solely to the foreign exchange rate portion of the hedge relationship are recorded in the foreign currency translation adjustment account within accumulated other comprehensive income (loss).

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

On December 7, 2010, and only for U.S. GAAP purposes, the related U.S. dollar denominated debt incurred by Banco de Bogotá for capitalizing Leasing Bogotá Panamá was designated as an accounting hedge over a portion of the net investment in Leasing Bogotá Panamá. The initial borrowing was paid on December 20, 2011 and the hedge was replaced for a new borrowing of $ 408,7 and the issuance of bonds in the international market through a Rule 144-A offering by $591,3 million.

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

U.S. GAAP adjustment for the year ended December 31, 2012

For the year ended December 31, 2012, Ps. (253,257) related to (i) foreign exchange differences of the U.S. dollar denominated debt and (ii) changes in the fair value of U.S. dollar forwards contracts, which were both recorded in the income statement for Colombian Banking GAAP purposes, were reclassified to the cumulative translation adjustment account within accumulated other comprehensive income (loss) for U.S. GAAP purposes.

t)	Receivables for Issuance of Equity

During 2011 and in connection with its issuance of preferred shares, Grupo Aval provided to its clients, the option of financing the acquisition of the mentioned shares through credit facilities that ranged from 1 to 3 years. As part of the financing program, shares were pledged until the extinguishment of the liability by the creditor.

Under Colombian Banking GAAP, any issuance of shares payable in notes, is recognized directly as an increase in equity, debiting loans.

Under U.S. GAAP, in accordance to ASC 505-10-45, if notes received in exchange of an issuance of shares, are not convertible into cash in the short-term, it is required to offset the notes and stock issued in the equity section. As of December 31, 2012 and 2011, an adjustment of Ps. 207,999 and Ps.250,031, respectively were posted reducing equity to recognized notes received under U.S. GAAP.

u)	Earnings per share

Under Colombian Banking GAAP, earnings per share (“EPS”) are computed by dividing net income by the weighted-average number of common and preferred shares outstanding for each period presented.

U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2012, 2011 and 2010, Grupo Aval had a simple capital structure and there were no outstanding dilutive instruments. Therefore, there was no difference between basic or diluted EPS for these years.

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

Based on the above, the following table of net income per common share for years ended December 31, 2012, 2011 and 2010 (in millions of pesos, except per share data):

	2012			2011			2010
U.S. GAAP consolidated net income	Ps.	2,593,373		Ps.	1,702,089		Ps.	1,778,441
Less: participation of non-controlling interest		(1,028,897)			(816,747)			(813,122)
Net income attributable to controlling interest	Ps.	1,564,476		Ps.	885,342		Ps.	965,319

Weighted average number of shares outstanding used in basic EPS calculation (1)		18,551,656,161			16,306,613,443			13,943,980,671
Basic and diluted earnings per share (U.S. GAAP):
Net income per share attributable to controlling interest (pesos)	Ps.	84.33	(2)	Ps.	54.29	(2)	Ps.	69.23

(1)
The balance of outstanding shares of Grupo Aval is 18,551,766,453 at December 31, 2012, and the average number of shares during 2012 was 18,551,656,161, this is due that at the first quarter of 2012, Grupo Aval had 466.457 shares in treasury.

(2)
Our by-laws provide for two classes of shares: common shares and shares with a preferred dividend, liquidation preference and no voting power (except in limited, extraordinary circumstances).  Holders of preferred shares are entitled to receive a minimum dividend after deducting losses affecting the capital, and deducting any amounts set aside for legal reserve, but before creating or accruing for any other reserve and before any declared dividends are paid to holders of common shares. Dividends to holders of common shares must be approved by the shareholders. If no dividends are declared, no holder of Grupo Aval’s preferred or common shares will be entitled to payment. The minimum dividend will be equal to Ps 1.00 in each calendar semester, so long as this value is higher than the dividend paid to the holders of common shares. If the minimum preferred dividend is not equal or higher than the per share dividend on the common shares, the minimum dividend will be equal to the dividend paid to the holders of common shares, if any.

As such, Grupo Aval’s non-voting, preferred shares do not meet the definition of preferred shares under US GAAP, which would normally have priority to receive dividends. In addition, preferred shares under US GAAP would have a minimum dividend - similar to the coupon on a bond- , for which unpaid dividends would accumulate to subsequent periods, characteristics that are not found in Grupo Aval’s non-voting preferred shares.  For these reasons, under U.S. GAAP non-voting preferred shares issued by Grupo Aval are considered “Participating securities”.  Due to the aforementioned considerations, net income per share for 2011 has been calculated dividing the net income attributable to controlling interest under U.S.GAAP by the combined weighted average of common and preferred shares for that year.

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

Credit Valuation Adjustment

Under Colombian Banking GAAP, the measurement of the fair value of derivatives does not include the credit valuation adjustment “CVA”. Under U.S. GAAP, Grupo Aval is measuring the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap and forward derivatives.

On December 31, 2012, 2011 and 2010, the total adjustment on CVA was Ps.(1,846) Ps. (940) and Ps. (416), respectively.

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

A hundred basis points reduction in our own credit spreads when determining the fair value of the liabilities associated with derivative contracts could result in an increase of the associated liability of approximately Ps. (213), Ps. 704 and Ps. 608 in 2012, 2011 and 2010, respectively.

A hundred basis points increase in the counterparty credit spreads when determining the fair value of the assets associated with derivative contracts could result in a reduction of the associated asset of approximately Ps. (526), Ps. 532 and Ps. 668 in 2012, 2011 and 2010, respectively.

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

Items Measured at Fair Value on a Recurring Basis

The following table presents, for each of the fair-value hierarchy levels, Grupo Aval’s assets and liabilities measured at fair value on a recurring basis at December 31, 2012 and 2011 based on the Consolidated Balance Sheets under Colombian Banking GAAP.

Fair value measurements at December 31, 2012

	Level 1		Level 2		Level 3		Balance
Assets
Trading securities	Ps.	3,450,909	Ps.	2,382,868	Ps.	-	Ps.	5,833,777
Investments securities available for sale
Debt securities		7,107,467		4,753,990		52,156		11,913,614
Equity securities		519,473		74,258		-		593,731
Derivatives		-		382,026		-		382,026
Liabilities
Derivatives		-		(320,892)		-		(320,892)
Total	Ps.	11,077,849	Ps.	7,272,250	Ps.	52,156	Ps.	18,402,256

Fair value measurements at December 31, 2011

	Level 1		Level 2		Level 3		Balance
Assets
Trading securities	Ps.	2,985,393	Ps.	994,965	Ps.	61	Ps.	3,980,419
Investments securities available for sale
Debt securities		9,187,464		462,765		55,277		9,705,506
Equity securities		609,184		77,111		-		686,295
Derivatives		-		229,799		70,460		300,259
Liabilities
Derivatives		-		(346,358)		-		(346,358)
Total	Ps.	12,782,041	Ps.	1,418,282	Ps.	125,798	Ps.	14,326,121

The table below presents a roll forward for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2012:

	2012
	Available for sale		Trading		Derivatives contracts		Total
Beginning balance	Ps.	55,277	Ps.	61	Ps.	70,460	Ps.	125,798
Transfer into level 3		-		(61)		-		(61)
Transfer out of level 3		(1,056)		-		(23,531)		(24,587)
Total Gains or Losses		(284)		-		-		(284)
Included in earnings (or changes in net assets)		-		-		-		-
Included in other comprehensive income		-		-		-		-
Purchases, issuances, sales and settlements:		-		-		-		-
Purchases		-		-		-		-
Issuances		-		-		-		-
Sales		-		-		-		-
Settlements		(1,781)		-		(46,929)		(48,710)
Ending Balance	Ps.	52,156	Ps.	-	Ps.	-	Ps.	52,156

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
– Curve CDS (Credit Default Swap) of the Republic of Colombia

Derivative instruments. Grupo AVAL ranked as level 3 financial derivatives traded on the OTC market (forward currency, on Interest Rate Swaps “IRS” and swaps on rate of Cross Currency Swap “CCS”) with customers in the real sector (manufacturing), that require the addition of no observable market inputs for the determining of the “CVA” Credit Value Adjustment. Those inputs are, the administrative costs for the placement of credits portfolio, Except that the curves of interest rates and exchange rates, are observable in the market.

	2011
	Available for sale		Trading		Investment securities		Derivatives contracts		Total
Beginning balance	Ps.	47,266	Ps.	122	Ps.	-	Ps.	64,268	Ps.	111,656
Transfer into level 3		-		-		8,544		-		8,544
Transfer out of level 3		-		-		-		-		-
Total Gains or Losses		601		-		-		-		601
Included in earnings (or changes in net assets)		-		(6)		-		(1,763)		(1,768)
Included in other comprehensive income		-		-		(1,144)		-		(1,144)
Purchases, issuances, sales and settlements:		-		-		-		-		-
Purchases		-		-		-		50,898		50,898
Issuances		-		-		-		-		-
Sales		-		-		-		(42,943)		(42,943)
Settlements		-		-		-		-		-
Prepaids		-		(56)		-		-		(56)
Ending Balance	Ps.	47,867	Ps.	61	Ps.	7,410	Ps.	70,460	Ps.	125,798

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

ASC 825 Disclosures

The table below presents the disclosures required by ASC 825 for all financial instruments assets and liabilities based on the Supplemental Condensed Consolidated Balance Sheets under U.S. GAAP and comparing amounts presented to fair values calculated for U.S. GAAP purposes under ASC 820:

	December 31, 2012				December 31, 2011
	Book value under U.S GAAP		Estimated fair value		Book value under U.S GAAP		Estimated fair value
Financial assets:
Cash and due from banks	Ps.	10,146,015	Ps.	10,146,015	Ps.	8,771,593	Ps.	8,781,960
Investment securities, net		21,543,163		21,463,309		17,469,229		17,383,056
Loans, net		83,633,597		84,558,367		72,446,869		72,577,585
Derivatives		382,026		382,026		416,457		418,809
Financial liabilities:
Deposits		81,463,293		81,628,900		71,017,425		71,090,349
Interbank borrowings and overnight funds		5,156,483		5,156,483		3,225,145		3,225,146
Derivative and banker´s acceptances outstanding, net		407,660		407,660		469,413		469,413
Borrowings from banks and other		14,027,640		14,018,411		11,438,327		11,506,594
Bonds		9,769,001		10,243,322		6,566,235		6,799,195

w)	Related party transactions:

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

	Transaction between Grupo Aval and its subsidiaries, and
	Grupo Aval’s directors and key management and their affiliate (1)		Close family members of Mr. Sarmiento Angulo and their affiliates		Mr. Sarmiento Gutiérrez and his affiliates		Mr. Sarmiento Angulo and his affiliates
	December 31, 2012
Outstanding loans guaranteed by us (2)	Ps.	7,334	Ps.	43,429	Ps.	5	Ps.	1,046,000
Outstanding loans guaranteed to us (3)		-		-		-		1,150,918
Deposits (4)		9,989		4,084		7,768		2,556,000

	December 31, 2011
Outstanding loans guaranteed by us (2)	Ps.	11,310	Ps.	42,212	Ps.	26	Ps.	1,067,000
Outstanding loans guaranteed to us (3)		-		-		-		1,444,120
Deposits (4)		10,165		9,332		182		2,104,000

(1)
Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Porvenir and Corficolombiana.

(2)	Includes loans approved but not yet disbursed. See “—Loans granted to related parties by our banking subsidiaries.”

(3)	Includes loans approved but not yet disbursed. See “—Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates.”

(4)
All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and on terms and conditions not materially different from those available to the general public.

For information on related party transactions in accordance with Colombian disclosure rules, see note 26 to our audited consolidated financial statements. Required Colombian disclosures as to related party transactions differ from those required by the SEC. For the purposes of note 26 to our audited consolidated financial statements, “related parties” includes the principal shareholders of Grupo Aval, members of the board of directors, individuals who are legal representatives of Grupo Aval and companies in which Grupo Aval, its principal shareholders or board members have a direct equity interest of at least 10.0%. For the purposes of this section, and as required by SEC rules, “related parties” includes enterprises that control, or are under common control with Grupo Aval, associates, individuals owning directly or indirectly an interest in the voting power that gives them significant influence over Grupo Aval, close family members, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any of the persons listed above. We determine beneficial ownership under SEC rules. See “—A. Major shareholders.”

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

Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates

Certain shareholders of Grupo Aval and their affiliates have granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis and at market rates that are substantially consistent with interest rates and collateral that would have been available to such parties from other lenders at the time those borrowings were entered into. Such loans have been granted for general corporate purposes (including funding the acquisition of 13,726,421 mandatorily convertible bonds issued by Banco de Bogotá (converted into 29,205,152 shares of Banco de Bogotá)). All loans are unsecured and have a five-year term, with a two-year grace period. The outstanding loans granted to Grupo Aval by shareholders of Grupo Aval and their respective affiliates at the date of this annual report are as follows:

•
loans granted by Bienes y Comercio S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval, with a total outstanding amount of Ps 339.2 billion (U.S.$191.8 million) at an interest rate of DTF + 3.0% per annum;

•
loans granted by Adminegocios & Cía. S.C.A., an entity beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval, with a total outstanding amount of Ps 8.3 billion (U.S.$4.7 million), at an interest rate of DTF + 3.0% per annum; and

•	loans granted by Rendifin S.A. to Grupo Aval with a total outstanding amount of Ps 789.7 billion (U.S.$446.6 million) at an interest rate of DTF + 3.0% per annum.

The total amount of loans outstanding (including guarantees) from companies beneficially owned by Mr. Sarmiento Angulo at the date of this annual report is Ps 1,137.3 billion (U.S.$643.2 million). The largest amount of loans (including guarantees) outstanding during the period from January 1, 2012 to the date of this annual report was Ps 1,509.1 billion.

Business and financial reasons for borrowing from entities affiliated with Mr. Sarmiento Angulo

At the date of this annual report the total amount of loans outstanding from companies beneficially owned by Mr. Sarmiento Angulo was Ps 1,137.3 billion (U.S.$643.2 million). These loans have been entered into on an arm’s-length basis with us, the holding company, at a rate of DTF + 3.0% per annum, substantially consistent with rates that would have been available to the holding company from other lenders at the time those borrowings were entered into. The outstanding amount of these loans was Ps 1,444,120 and Ps 1,150,917 million as of December 31, 2011 and 2012, respectively. Therefore, following repayments, the outstanding balance of loans granted by entities affiliated with Mr. Sarmiento Angulo fell by Ps 306,870 million, between December 31, 2011 and the date of this annual report.

Grupo Aval has chosen not to borrow from competing banks at the holding company level. Among our funding alternatives, in addition to the global and local bond markets are companies affiliated with our controlling shareholder. These companies provide us with a stable source of financing at rates that are substantially consistent with rates available to us from other lenders. In addition, these loans are executed in a shorter timeframe and at lower transaction costs than if borrowed from other potential sources of funding.

On a consolidated basis, Grupo Aval had available cash resources in the amount of Ps 11,698,587 million (U.S. $6,021.8 million) and Ps 13,398,878 million (U.S.$7,577.6 million) as of December 31, 2011 and 2012, respectively. The majority of these cash resources are held by our subsidiaries.

Unconsolidated cash balances at the holding level were Ps 1,589,890 million (U.S.$818.4 million) and Ps 816.326 million (U.S. $461.7 million) as of December 31, 2011 and 2012, respectively.  Cash at the holding company level increased during 2011 principally as a result of a preferred shares offering in the local market.

Unconsolidated cash balances at Grupo Aval have been recently kept at levels higher to those existent in the past due to strategic considerations including, among others, to be adequately prepared to support the growth of our banking subsidiaries.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 15, 2013, 9.6% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.4% of Banco AV Villas, 0.8% of Banco Popular, and 0.3% of Corficolombiana.

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)

For the three-month period ended March 31, 2013:	99.6
For the year ended December 31:
2012	336.9
2011	285.7

Vida Alfa also provides:

•
life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and

•	workers compensation for all employees of Grupo Aval and its subsidiaries (except BAC Credomatic).

Seguros Alfa S.A., or “Alfa,” a property and casualty insurance affiliate of Mr. Sarmiento Angulo, provides fire and earthquake insurance for mortgage loans granted by certain of our banks. In addition, Alfa provides surety bonds and property insurance for our subsidiaries. Our banking subsidiaries also provide insurance products affiliated with Vida Alfa and Alfa through their bancassurance lines. These transactions are conducted on an arm’s-length basis in the ordinary course of business. Alfa has in the past, but not currently, provided bankers’ blanket bond coverage to us and our subsidiaries, reinsured under prevailing market conditions, and surety bonds for Corficolombiana’s toll-road concessions.

Put/call agreement between Grupo Aval and Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo and a direct shareholder of Grupo Aval

On November 24, 2010, Grupo Aval and Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo, our controlling shareholder, entered into an agreement whereby Grupo Aval assigned to Adminegocios & Cia. S.C.A. its right to acquire up to 2,605,000 mandatorily convertible bonds issued by Banco de Bogotá (convertible into 5,542,553 shares of Banco de Bogotá). Under the put/call agreement, we had an option to purchase from Adminegocios & Cia. S.C.A., and they had the right to sell, 2,605,000 convertible bonds (or the underlying shares, if converted). In either case, the purchase price that would have been payable to Adminegocios & Cia. S.C.A. was the subscription price paid by Adminegocios & Cia. S.C.A. at the time of acquiring the mandatorily convertible bonds issued by Banco de Bogotá plus a premium of 6.5% per annum up to the date of acquisition. The option expired on February 2, 2013, and it was not exercised either by us or by Adminegocios & Cia. S.C.A. including the 2,605,000 convertible bonds assigned by us, Adminegocios & Cia. S.C.A. acquired a total of 4,249,965 convertible bonds issued by Banco de Bogotá. The mandatorily convertible bonds were acquired by Adminegocios & Cia. S.C.A. in order to finance the BAC Credomatic acquisition.

On March 1, 2011, Adminegocios & Cia. S.C.A. converted all of its 4,249,965 mandatorily convertible bonds holding into 9,042,478 common shares of Banco de Bogotá.

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo, and may continue to provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations), Vigía S.A. (security services), and Corporación Publicitaria S.A. (advertising).

x)	Segments Disclosure:

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

The following presents information on reported operating segments profit or loss, and segment assets as of and for the years ended December 31, 2012, 2011 and 2010:

December 31, 2012

	Banco de Bogotá		Banco de Occidente		Banco AV Villas		Banco Popular		Grupo Aval(*)		Eliminations		Grupo Aval consolidated
Total interest income	Ps.	5,698,484	Ps.	2,028,635	Ps.	868,454	Ps.	1,613,226	Ps.	81,706	Ps.	(85,533)	Ps.	10,204,972
Total interest expense		(2,188,833)		(745,460)		(254,159)		(554,889)		(242,684)		91,353		(3,894,673)
Net interest income		3,509,651		1,283,175		614,295		1,058,337		(160,978)		5,820		6,310,299
Total provisions, net		(515,052)		(223,626)		(87,995)		(90,667)		(3)		-		(917,343)
Total fees and other services income		2,145,629		346,450		216,529		179,989		61,829		(106,264)		2,844,162
Fees and other services expenses		(261,940)		(117,461)		(57,090)		(34,978)		(750)		10,077		(462,142)
Total other operating income		676,327		332,729		4,247		48,880		753,583		(930,104)		885,662
Total operating expenses		(3,198,640)		(937,248)		(455,730)		(669,169)		(113,457)		74,725		(5,299,520)
Total non-operating income (expense), net		314,943		12,938		16,228		77,065		(12,292)		39,186		448,068
Income tax expense		(919,317)		(174,685)		(77,969)		(187,697)		(12,074)		-		(1,371,739)
Income before non-controlling interest		1,751,601		522,272		172,515		381,762		515,858		(906,561)		2,437,447
Non-controlling interest		(425,553)		(1,967)		(206)		(3,846)		-		(479,487)		(911,059)
Net income attributable to Grupo Aval shareholders	Ps.	1,326,048	Ps.	520,305	Ps.	172,309	Ps.	377,916	Ps.	515,858	Ps.	(1,386,048)	Ps.	1,526,388
Loans and financial leases:
Commercial loans	Ps.	28,721,859	Ps.	9,487,518	Ps.	2,224,030	Ps.	5,101,383	Ps.	-	Ps.	(20,597)	Ps.	45,514,193
Consumer loans		10,861,972		3,492,456		2,808,478		6,217,291		-		-		23,380,197
Microcredit loans		256,989		-		18,438		15,489		-		-		290,916
Mortgage loans		3,448,742		1,786		805,363		92,440		-		-		4,348,331
Financial leases		2,175,186		4,016,556		-		322,298		-		(18,323)		6,495,717
Allowance for loan and financial lease losses		(1,252,948)		(611,343)		(251,205)		(430,069)		-		-		(2,545,564)
Total loans and financial leases, net	Ps.	44,211,802	Ps.	16,386,973	Ps.	5,605,104	Ps.	11,318,832	Ps.	-	Ps.	(38,920)	Ps.	77,483,790
Total assets	Ps.	80,506,449	Ps.	24,837,389	Ps.	8,920,405	Ps.	15,128,585	Ps.	16,842,601	Ps.	(18,572,471)	Ps.	127,662,958

(*)	Includes Grupo Aval Acciones y Valores S.A, Grupo Aval Limited and Grupo Aval International Limited.

December 31, 2011

	Banco de Bogotá		Banco de Occidente		Banco AV Villas		Banco Popular		Grupo Aval (*)		Eliminations		Grupo Aval consolidated
Total interest income	Ps.	4,395,932	Ps.	1,592,691	Ps.	717,558	Ps.	1,403,237	Ps.	60,857	Ps.	(19,446)	Ps.	8,150,829
Total interest expense		(1,459,232)		(525,466)		(168,972)		(417,818)		(176,405)		65,961		(2,681,932)
Net interest income		2,936,700		1,067,225		548,586		985,419		(115,548)		46,515		5,468,897
Total provisions, net		(139,037)		(176,606)		(33,413)		(67,253)		(6)		-		(416,315)
Total fees and other services income		2,010,593		316,860		198,688		182,906		23,891		(51,051)		2,681,887
Fees and other services expenses		(253,836)		(109,193)		(47,506)		(32,225)		(5,593)		9,965		(438,388)
Total other operating income		758,146		305,196		3,384		51,825		629,051		(798,744)		948,858
Total operating expenses		(2,967,952)		(846,264)		(435,971)		(623,209)		(106,361)		46,810		(4,932,947)
Total non-operating income (expense), net		68,490		15,490		7,063		57,189		(1,500)		49,493		196,225
Income tax expense		(737,201)		(139,013)		(75,379)		(177,464)		(7,691)		-		(1,136,748)
Income before non-controlling interest		1,675,903		433,695		165,452		377,188		416,243		(697,012)		2,371,469
Non-controlling interest		(530,190)		(1,586)		(227)		(4,984)		-		(543,256)		(1,080,243)
Net income attributable to Grupo Aval Shareholders	Ps.	1,145,713	Ps.	432,109	Ps.	165,225	Ps.	372,204	Ps.	416,243	Ps. (1,240,267)		Ps.	1,291,226
Loans and financial leases:
Commercial loans	Ps.	25,434,322	Ps.	8,619,557	Ps.	2,118,986	Ps.	4,407,652	Ps.	-	Ps.	(34,973)	Ps.	40,545,544
Consumer loans		9,282,067		2,805,912		2,235,975		5,411,931		-		-		19,735,885
Microcredit loans		240,657		-		22,744		20,766		-		-		284,167
Mortgage loans		3,444,650		33		680,894		92,800		-		-		4,218,377
Financial leases		1,633,330		3,288,282		-		264,183		-		(22,028)		5,163,767
Allowance for loan and financial lease losses		(1,099,353)		(574,188)		(243,684)		(389,275)		-		-		(2,306,500)
Total loans and financial leases, net	Ps.	38,935,673	Ps.	14,139,596	Ps.	4,814,915	Ps.	9,808,057	Ps.	-	Ps.	(57,001)	Ps.	67,641,240
Total assets	Ps.	68,809,602	Ps.	22,180,088	Ps.	7,618,247	Ps.	14,251,434	Ps.	13972,578	Ps.(15,330,082)		Ps.	111,501,867

(*)	Relates to Grupo Aval Acciones y Valores S.A. stand alone.

December 31, 2010

	Banco de Bogotá		Banco de Occidente		Banco AV Villas		Banco Popular		Grupo Aval (*)		Eliminations		Grupo Aval consolidated
Total interest income	Ps.	3,345,606	Ps.	1,403,869	Ps.	683,123	Ps.	1,276,173	Ps.	13,116	Ps.	(179,290)	Ps.	6,542,597
Total interest expense		(902,129)		(457,217)		(142,795)		(325,277)		(91,167)		4,786		(1,913,799)
Net interest income		2,443,477		946,652		540,328		950,896		(78,051)		(174,504)		4,628,798
Total provisions, net		(610,612)		(192,312)		(122,425)		(101,575)		(20)		-		(1,026,944)
Total fees and other services Income		1,328,222		294,111		184,451		174,077		-		-		1,980,861
Fees and other services expenses		(173,159)		(107,503)		(43,940)		(37,951)		(588)		-		(363,141)
Total other operating income		582,380		316,679		9,729		42,021		497,490		(662,786)		785,513
Total operating expenses		(1,757,924)		(764,427)		(389,791)		(558,279)		(49,529)		-		(3,519,950)
Total non-operating income (expense), net		95,957		21,383		16,175		53,029		16,540		(26,150)		176,934
Income tax expense		(510,001)		(126,192)		(49,860)		(156,771)		(2,543)		14,378		(830,989)
Income before non-controlling interest		1,398,340		388,391		144,667		365,447		383,299		(849,062)		1,831,082
Non-controlling interest		(483,392)		(2,009)		(373)		(3,805)		-		(384,653)		(874,232)
Net income attributable to Grupo Aval shareholders	Ps.	914,948	Ps.	386,382	Ps.	144,294	Ps.	361,642	Ps.	383,299	Ps.	(1,233,715)	Ps.	956,850
Loans and financial leases:
Commercial loans	Ps.	21,520,942	Ps.	7,025,986	Ps.	1,867,487	Ps.	3,747,755	Ps.	-	Ps.	(4,069)	Ps.	34,158,101
Consumer loans		7,712,275		2,297,714		1,964,699		4,650,528		-		-		16,625,216
Microcredit loans		198,479		-		23,787		27,840		-		-		250,106
Mortgage loans		3,144,529		11,217		587,098		101,478		-		-		3,844,322
Financial leases		972,315		2,549,060		-		224,506		-		-		3,745,881
Allowance for loan and financial lease losses		(1,030,727)		(536,829)		(255,547)		(360,783)		-		-		(2,183,886)
Total loans and financial leases, net	Ps.	32,517,813	Ps.	11,347,148	Ps.	4,187,524	Ps.	8,391,324	Ps.	-	Ps.	(4,069)	Ps.	56,439,740
Total assets	Ps.	59,346,616	Ps.	18,638,263	Ps.	6,956,784	Ps.	12,723,287	Ps.4,242,925		Ps.	(5,598,594)	Ps.	96,309,279

(*)	Relates to Grupo Aval Acciones y Valores S.A. stand alone.

The following summarizes the Grupo Aval’s revenues and long-lived assets attributable to Colombia and other foreign countries:

	2012		2011		2010
	Revenues	Long-term assets (1)	Revenues	Long-term assets (1)	Revenues	Long-term assets (1)
Geographic Information

Colombia	Ps. 12,105,326	Ps. 1,546,578	Ps. 9,396,063	Ps. 1,470,338	Ps. 9,271,644	Ps. 1,341,583
Central America and Caribbean	2,629,713	340,349	2,706,252	368,732	401,882	387,563
Total, net	Ps. 14,735,040	Ps. 1,886,927	Ps.12,102,315	Ps. 1,839,070	Ps. 9,673,526	Ps. 1,729,146

(1)	Includes foreclosed assets, net, and property, plant and equipment, net.

a)	Recent U.S. GAAP Pronouncements:

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2013, and have not been applied in preparing these consolidated financial statements. Grupo Aval does  not expect any significant effect  in the U.S. GAAP disclosure and financial information of the new standards on the consolidated financial statements.

Accounting standards and amendments issued but not yet applied

1.
In February 2013, the FASB issued “ASU 2013-02: Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present significant amounts reclassified out of accumulated other comprehensive income by line item. This new requirement will present in one place, information about significant amounts reclassified. Currently, this information is presented in different places throughout the financial statements. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. This Update is not intended to significantly change U.S. GAAP.

2.
In January 2013, the FASB issued “ASU 2013-01: Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of ASU 2011-11.

3.
In October 2012, the FASB issued ASU 2012-04: Technical Corrections and Improvements. The amendments in this Update cover a wide range of Topics in the Codification. These amendments are presented in two sections—Technical Corrections and Improvements (Section A) and Conforming Amendments Related to Fair Value Measurements (Section B). The amendments in Section A have been categorized in the following manner: Source literature amendments, Guidance clarification and reference corrections and Relocated guidance. The amendments in Section B are intended to conform terminology and clarify certain guidance in various Topics of the Codification to fully reflect the fair value measurement and disclosure requirements of Topic 820. The amendments in this Update that will not have transition guidance will be effective upon issuance for both public entities and nonpublic entities. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. For nonpublic entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2013. This Update is not intended to significantly change U.S. GAAP.

4.
In August 2012, the FASB issued “ASU 2012-03: Technical Amendments and Corrections to SEC Sections. The ASU amends various SEC paragraphs of the FASB’s Accounting Standards Codification pursuant to the issuance of SEC Staff Accounting Bulletin No. 114 (SAB 114), which was issued in March 2011. SAB 114 was issued to update the relevant interpretive guidance in the SEC’s Staff Accounting Bulletin series to make it consistent with current authoritative accounting guidance issued by the FASB. The principal changes involve revision or removal of accounting guidance references and other conforming changes to ensure consistency of referencing throughout the SAB series.

5.
In July 2012, the FASB issued ASU 2012-02: Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

b)	Subsequent events:

December 26, 2012: Colombian Government approved a tax reform. As of December 31, 2012 the income tax rate in Colombia was 33%. According to an amendment of the 1607 tax law issued in December 2012, starting in 2013 the income tax rate will decrease to 25%. In addition, a new income tax for equality (CREE, for its acronym in Spanish) was created through this amendment. The rate for this new tax will be 9% for 2013, 2014 and 2015, and will decrease to 8% from 2015.

Except for some special deductions, and also for offset of excess losses of presumptive income and benefits not applicable to CREE, the tax base will be the same tax base as the net income tax. Non-profit entities and businesses that are classified as free trade zone users are exempt of the CREE income tax.

The Colombian Government shall implement the system of withholding taxes for the collection of CREE and enforce the waiver of such contributions starting in July 1, 2013. From January 1, 2014, legal entities and similar tax payers reporting income tax and complementary, for workers who earn, individually, up to ten (10) times the minimum monthly salary, will  be exempt from paying payroll taxes for SENA (National Apprenticeship Service) and ICBF (Colombian Family Welfare Institute). This exemption does not apply to those taxpayers subject to tax CREE.

IFRS adoption

Grupo Aval consolidated financial statements have been prepared in accordance with Colombian Banking GAAP. In 2015, according with Decree 2784 issued in December 2012, the Colombian entities will adopt International Financial Reporting Standards  “IFRS” for local purposes as they will be adopt by Colombian Government.