Form 20-F
period 2014-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2015-04-27
CIK 1504764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2014
OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR
☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 preferred shares, par value Ps 1.00 per preferred share	New York Stock Exchange
Preferred Shares, par value Ps 1.00 per preferred share	New York Stock Exchange*

* Grupo Aval Acciones y Valores S.A.’s preferred shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.
Preferred shares: 6,906,060,170
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes      ☐  No
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
☐ Yes      ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17      ☒  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes      ☒  No

B.	Liquidity and capital resources	284
C.	Research and development, patents and licenses, etc.	289
D.	Trend information	289
E.	Off-balance sheet arrangements	289
F.	Tabular disclosure of contractual obligations	290

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso,” “pesos,” “Colombian pesos” or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars. See “Item 3. Key information—A. Selected financial and operating data—Exchange rates” for information regarding exchange rates for the Colombian currency. This annual report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts for figures at and for the year ended December 31, 2014 have been translated at the rate of Ps 2,392.46 per U.S.$1.00, which was the representative market rate calculated on December 31, 2014. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 22, 2015, the representative market rate was Ps 2,469.03 per U.S.$1.00.

Definitions

In this annual report, unless the context otherwise requires, the terms:

•	“Grupo Aval,” “we,” “us,” “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;

•	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., and their respective consolidated subsidiaries;

•	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;

•	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;

•	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;

•	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

•	“BAC Credomatic” or “BAC” means BAC Credomatic Inc. and its consolidated subsidiaries;

•	“Banco BAC de Panamá” means Banco BAC de Panamá, S.A., and its consolidated subsidiaries, formerly known as Banco Bilbao Vizcaya Argentaria (Panamá) or “BBVA Panamá”;

•	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;

•	“Grupo Financiero Reformador” or “Grupo Reformador” means Grupo Financiero Reformador de Guatemala and its consolidated subsidiaries;

•	“Horizonte” means AFP Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., formerly known as BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A.;

•	“LB Panamá” means Leasing Bogotá S.A., Panamá and its consolidated subsidiaries; and

•	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary.

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

Financial statements

We are an issuer in Colombia of securities registered with the National Registry of Shares and Issuers, and in this capacity, we are subject to oversight by the Superintendency of Finance. We are not a financial institution in Colombia. We are required to comply with corporate governance and periodic reporting requirements to which all issuers are subject, but are not supervised or regulated as a financial institution or as a holding company of banking subsidiaries and, thus, are not required to comply with the capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective financial subsidiaries, including Porvenir and Corficolombiana) are entities under the direct comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance and, in the case of BAC Credomatic, subject to inspection and surveillance as a financial institution by the relevant regulatory authorities in each country where BAC Credomatic operates.

Our consolidated financial statements at December 31, 2014 and 2013 and for each of the years ended December 31, 2014, 2013 and 2012 have been audited, as stated in the report appearing herein, by KPMG Ltda., and are included in this annual report and referred to as our audited consolidated financial statements. We have prepared the consolidated financial statements included herein in accordance with the regulations of the Superintendency of Finance applicable to financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks operating in Colombia, consistently applied, together with such regulations, on the filing date (which we refer to in this annual report, collectively, as “Colombian Banking GAAP”).

Although we are not regulated as a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this annual report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. Our audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each six-month period, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries (which are the basis for our own consolidated financial statements) are submitted to the Superintendency of Finance for their review on a semi-annual basis. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP.

Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP applicable to companies that are not financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented semi-annually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on our website. Please see “Item 10. Additional Information––F. Dividends and paying agents—Dividend policy of Grupo Aval” for a discussion of the main differences between Colombian Banking GAAP and Colombian GAAP. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance. However, we also from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

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

LB Panamá segment

On December 9, 2010, we acquired BAC Credomatic through LB Panamá, a Central American banking group. See “Item 4. Information on the Company—B. Business overview—BAC Credomatic.”

LB Panamá’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects BAC Credomatic’s consolidated results since December 2010 (including Grupo Financiero Reformador and Banco BAC de Panamá (merged into BAC International Bank, Inc. on December 9, 2014) since December 2013). As of December 31, 2014, LB Panamá’s unconsolidated balance sheet carried goodwill of Ps 3,031.3 billion (U.S.$1,267 million) resulting from the direct acquisitions the company made of BAC Credomatic and Banco BAC de Panamá (merged into BAC International Bank, Inc.). LB Panamá’s unconsolidated balance sheet also includes Ps 2,527.2 billion (U.S.$1,056 million) of indebtedness, including Ps 646.0  billion (U.S.$270 million) incurred to fund a portion of our acquisition of BAC Credomatic and Ps 1,881.2 billion (U.S.$786 million) of additional indebtedness, of which Ps 589.3 billion (U.S.$246 million) is owed to Grupo Aval Limited and Ps 1,291.9 billion (U.S.$540 million) is owed to Deutsche Bank. As of December 31, 2014, LB Panamá had a fixed income portfolio of Ps 1,757.8 billion (U.S.$735 million) comprised mainly of investment grade bonds issued by Latin American sovereign and corporate issuers, acquired pursuant to Banco de Bogotá’s investment guidelines.

Financial information for the year ended December 31, 2014 reflects the consolidation of Grupo Financiero Reformador and Banco BAC de Panamá (merged into BAC International Bank, Inc.), which were acquired in December 2013. As a result, financial information for the year ended December 31, 2014 and for the year ended December 31, 2013 are not fully comparable with prior periods.

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

Except where otherwise indicated, our balance sheet and statement of income data included in this annual report reflects consolidated Colombian Banking GAAP information, while comparative disclosures of our financial and operating performance against that of our competitors are based on unconsolidated information prepared on the basis of Colombian Banking GAAP reported to the Superintendency of Finance. Our banking subsidiaries report unconsolidated financial data to the Superintendency of Finance; however, Grupo Aval, as a holding company, is not required to report such data. Unless otherwise indicated or the context otherwise requires, market share and other data comparing our performance to that of our competitors reflects the unconsolidated results of our banking subsidiaries, Porvenir, Corficolombiana and BAC Credomatic. “Grupo Aval aggregate” data throughout this annual report reflects the sum of the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas) as reported to the Superintendency of Finance. These unconsolidated financial statements do not reflect the consolidation of subsidiaries such as Corficolombiana, Porvenir or LB Panamá, are not intended to reflect the consolidated financial results of Grupo

Aval and are not necessarily indicative of the results for any other future interim period. Except where otherwise indicated, financial and market share data pertaining to BAC Credomatic has been prepared in accordance with U.S. GAAP. Information regarding our competitors that is presented on a consolidated basis is based on the financial statements of each bank publicly available on their respective websites. All calculations on an unconsolidated basis are made based on publicly available information filed with the Superintendency of Finance.

Banks, financing companies and finance corporations are deemed credit institutions by the Superintendency of Finance and are the principal institutions authorized to accept deposits and make loans in Colombia. Banks undertake traditional deposit-taking and lending activities. Financing companies place funds in circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations. Finance corporations invest directly in the economy and thus are the only credit institutions that may invest in non-financial sectors. Banks are permitted to invest in finance corporations. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation.” In Colombia, we operate four banks, one financing company and one finance corporation, and our market share is determined by comparing our banks to other banks reporting their results to the Superintendency of Finance. However, if financing companies and finance corporations are included in the calculation of market share data, our market shares would generally be lower than in a bank-only comparison, and the gaps between our market shares and those of our competitors would be smaller, but our market leadership in most market categories would be unaffected.

We consider our principal competitors in Colombia to be Bancolombia S.A., or “Bancolombia,” Banco Davivienda S.A., or “Davivienda,” and Banco Bilbao Vizcaya Argentaria Colombia S.A., or “BBVA Colombia,” which are the three leading banking groups in Colombia after Grupo Aval.

The principal competitors of Porvenir, our pension and severance fund administrator, include Administradora de Fondos de Pensiones y Cesantías Protección S.A., or “Protección,” Colfondos S.A. Pensiones y Cesantías, or “Colfondos” and Skandia Administradora de Fondos de Pensiones y Cesantías S.A., or “Skandia.” We have included in this annual report competitive market position data for Porvenir as compared to these principal competitors. Corficolombiana, our merchant bank, is a financial corporation, and its competitors include Banca de Inversión Bancolombia S.A., J.P. Morgan Corporación Financiera S.A., BNP Paribas Colombia Corporación Financiera S.A. and Itaú BBA Colombia S.A. Corporación Financiera.

Our principal competitors in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá include Banco Industrial, Scotiabank, G&T Continental, Citibank and Bancolombia (which in October 2013 acquired (i) a 40% interest in Grupo Agromercantil Holding S.A., the parent Company of Banco Agromercantil in Guatemala, and (ii) a 100% interest in the ordinary voting shares in Banistmo (formerly HSBC Bank (Panamá) S.A. in Panamá)).

We include certain ratios in this annual report which we believe provide investors with important information regarding our operations, such as return on average shareholders’ equity, or “ROAE,” return on average assets, or “ROAA,” net interest margin, and operational efficiency and asset quality indicators, among others. In addition, certain of these ratios are also used in this annual report to compare us to our principal competitors.

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

“Central American acquisitions” refers to the acquisitions by Banco de Bogotá of (i) a 98.92% equity interest in Banco BAC de Panamá on December 19, 2013 through its subsidiary LB Panamá and (ii) 100.00% equity interest in Grupo Financiero Reformador de Guatemala on December 23, 2013 through its indirect subsidiary Credomatic International Corporation (a subsidiary of LB Panamá).  On December 9, 2014, Banco BAC de Panamá was merged into BAC International Bank, Inc.

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3. Key information—D. Risk factors,” “Item 5. Operating and financial review and prospects” and “Item 4. Information on the Company—B. Business overview.” Some of the matters discussed concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Securities Act and the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in Colombian, Central American, regional and international business and economic, political or other conditions;

•	developments affecting Colombian, Central American and international capital and financial markets;

•	government regulation and tax matters and developments affecting our company and industry;

•	increases in defaults by our customers;

•	increases in goodwill impairment losses;

•	decreases in deposits, customer loss or revenue loss;

•	increases in provisions for contingent liabilities;

•	our ability to sustain or improve our financial performance;

•	increases in inflation rates, particularly in Colombia and in jurisdictions we operate in Central America;

•	the level of financial products and credit penetration in Colombia and Central America;

•	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;

•	decreases in the spread between investment yields and implied interest rates in annuities;

•	movements in exchange rates;

•	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;

•	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;

•	decreases in our level of capitalization;

•	changes in market values of Colombian and Central American securities, particularly Colombian government securities;

•	adverse legal or regulatory disputes or proceedings;

•	successful integration and future performance of acquired businesses or assets;

•	internal security issues affecting countries where we operate and natural disasters;

•	loss of key members of our senior management; and

•	other risk factors as set forth under ““Item 3. Key information—D. Risk factors.”

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

The following financial data of Grupo Aval at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements prepared in accordance with Colombian Banking GAAP that are included in this annual report. The selected financial data at December 31, 2011 and 2010 and for the year ended December 31, 2010 have been derived from our audited consolidated financial statements prepared in accordance with Colombian Banking GAAP that are not included in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and financial review and prospects” included in this annual report.

Statement of income data

	Grupo Aval
	For the year ended December 31,
	2014	2014	2013	2012	2011	2010
	(in U.S.$ millions, unless otherwise indicated)(1)	(in Ps billions, except share and per share data)
Colombian Banking GAAP
Operating income:
Net interest income	3,159.1	7,558.1	6,981.0	6,310.3	5,468.9	4,628.8
Provisions for loan and financial lease losses, accrued interest and other receivables, net	(700.1)	(1,675.0)	(1,417.4)	(1,041.8)	(874.9)	(820.3)
Recovery of charged-off assets	79.1	189.2	148.2	142.7	167.5	109.0
Provision (recovery) for investment securities, foreclosed assets and other assets	(21.9)	(52.4)	(25.0)	(18.2)	291.1	(315.6)
Total (provisions) reversals, net	(642.9)	(1,538.2)	(1,294.2)	(917.3)	(416.3)	(1,026.9)
Total fees and other services income, net	1,322.0	3,162.8	2,814.4	2,382.0	2,234.4	1,617.7
Total other operating income	470.4	1,125.4	1,317.4	885.7	958.0	785.5
Total operating income	4,308.5	10,308.0	9,818.5	8,660.6	8,244.9	6,005.1
Total operating expenses	(2,749.6)	(6,578.2)	(6,028.1)	(5,299.5)	(4,932.9)	(3,520.0)
Net operating income	1,559.0	3,729.8	3,790.4	3,361.1	3,312.0	2,485.1
Non-operating income (expense):
Other income	228.7	547.1	453.4	618.5	320.7	364.6
Other expense	(118.7)	(284.0)	(217.2)	(170.4)	(124.5)	(187.6)
Total non-operating income (expense), net	110.0	263.1	236.1	448.1	196.2	176.9
Income before income tax expense and non-controlling interest	1,669.0	3,992.9	4,026.6	3,809.2	3,508.2	2,662.1
Income tax expense	(605.7)	(1,449.0)	(1,414.7)	(1,371.7)	(1,136.7)	(831.0)
Income before non-controlling interest	1,063.3	2,543.9	2,611.9	2,437.4	2,371.5	1,831.1
Non-controlling interest	(365.8)	(875.2)	(1,011.4)	(911.1)	(1,080.2)	(874.2)
Net income attributable to Grupo Aval shareholders	697.5	1,668.7	1,600.5	1,526.4	1,291.2	956.9

Earnings per 1,000 shares (basic and diluted earnings):
Common and preferred shares (in pesos)		79,850.9	86,013.9	82,277.2	79,184.3	68,621.0
Common and preferred shares (in U.S. dollars) (1)		33.4	36.0	34.4	33.1	28.7
Dividends and interest on capital per 1,000 shares (2):
Common and preferred shares (in pesos)		61,733.7	55,632.9	49,200.0	48,465.3	37,800.0
Common and preferred shares (in U.S. dollars) (1)		25.8	23.3	20.6	20.3	15.8
Weighted average number of common and preferred fully paid shares outstanding (basic and diluted):
Outstanding shares (in thousands)		20,897,356.4	18,607,487.3	18,551,766.5	16,306,613.4	13,943,980.7
U.S. GAAP (3)
Provision for loans, leases and other receivables		(1,389.6)	(1,113.5)	(971.7)	(670.0)	(614.0)
Net income attributable to controlling interest under U.S. GAAP		1,854.9	1,632.5	1,564.5	885.3	965.3
Basic and diluted net income per 1,000 shares
Outstanding shares (pesos)		88,762.4	87,731.9	84,330.3	54,293.4	69,228.4
Outstanding shares (U.S. dollars) (1)		37.1	36.7	35.2	22.7	28.9

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2014 of Ps 2,392.46 per U.S.$1.00.

(2)
Dividends are declared semi-annually in March (for the six-month period ended December 31 of the previous year) and September (for the six-month period ended June 30 of the current year) of each year. We do not declare dividends on a quarterly basis.

(3)	See note 30 to our audited consolidated financial statements included in this annual report for reconciliations to U.S. GAAP.

Balance sheet data

	Grupo Aval
	At December 31,
	2014	2014	2013	2012	2011	2010
	(in U.S.$ millions, except per share data)(1)	(in Ps billions, except per share data)
Colombian Banking GAAP
Assets:
Total cash and cash equivalents	7,813.5	18,693.5	16,096.6	13,398.9	11,698.6	9,682.6
Total investment securities, net	11,950.5	28,591.0	27,298.6	23,295.8	18,975.2	19,174.9
Total loans and financial leases, net	45,702.9	109,342.4	93,440.8	77,483.8	67,641.2	56,439.7
Total interest accrued on loans and financial leases, net	347.2	830.7	735.2	716.0	583.5	448.2
Bankers’ acceptances, spot transactions and derivatives	509.5	1,218.9	411.9	454.3	418.8	306.9
Accounts receivable, net	881.6	2,109.2	1,765.6	1,800.9	1,612.9	1,337.3
Property, plant and equipment, net	951.3	2,276.0	2,044.8	1,794.9	1,761.3	1,643.7
Operating leases, net	170.1	406.8	439.2	375.7	323.2	263.9
Foreclosed assets, net	56.1	134.1	109.2	92.0	77.8	85.5
Prepaid expenses and deferred charges	1,181.6	2,827.0	2,239.7	1,961.7	1,956.2	920.7
Goodwill, net (2)	2,351.8	5,626.7	4,968.0	2,842.5	3,110.7	3,031.4
Other assets, net	709.9	1,698.3	1,323.9	1,128.6	1,072.6	912.0
Reappraisal of assets	1,613.4	3,860.0	3,413.7	2,317.8	2,269.7	2,062.5
Total assets	74,239.4	177,614.7	154,287.4	127,663.0	111,501.9	96,309.3

Liabilities:
Total deposits	47,813.6	114,392.2	101,190.4	81,463.3	71,007.6	63,669.3
Bankers’ acceptances and derivatives financial instruments	832.6	1,992.1	447.3	410.0	469.0	309.3
Interbank borrowings and overnight funds	1,918.3	4,589.5	5,123.6	5,156.5	3,225.1	2,477.4
Borrowings from banks and others	6,083.7	14,555.1	11,954.1	10,380.9	11,437.8	10,491.2
Accounts payable	1,184.6	2,834.0	2,867.7	3,005.3	3,093.9	2,243.5
Accrued interest payable	261.3	625.2	509.2	474.8	313.0	247.4
Other liabilities	1,263.4	3,022.6	2,221.7	1,700.6	1,447.8	1,291.9
Long-term debt (bonds)	5,241.9	12,541.0	11,179.7	9,769.0	6,566.2	5,952.4
Estimated liabilities	250.0	598.2	593.3	811.7	855.3	596.9
Non-controlling interest	3,079.8	7,368.2	6,472.2	5,407.7	4,927.0	4,475.5
Total liabilities	67,929.3	162,518.0	142,559.2	118,579.9	103,342.7	91,754.7
Shareholders’ equity:
Subscribed and paid-in capital:
Common and preferred shares	9.3	22.3	20.2	18.6	18.6	13.9
Additional paid-in capital	3,554.8	8,504.7	5,784.5	3,671.7	3,671.1	647.4
Retained earnings:
Appropriated	1,658.5	3,967.9	3,574.8	2,911.3	2,332.0	1,930.3
Unappropriated	355.0	849.4	765.6	804.9	669.0	483.3
Equity surplus:
Equity inflation adjustments	272.6	652.1	652.2	654.6	741.9	742.1
Unrealized gains (losses) on investment securities available for sale	(227.4)	(543.9)	(523.6)	78.2	(293.0)	29.7
Reappraisal of assets	687.2	1,644.1	1,454.5	943.8	1,019.6	707.8
Total shareholders’ equity (2)	6,310.1	15,096.6	11,728.2	9,083.1	8,159.1	4,554.6
Total liabilities and shareholders’ equity	74,239.4	177,614.7	154,287.4	127,663.0	111,501.9	96,309.3

U.S. GAAP (3)
Loans	45,547.2	108,969.8	93,924.4	78,333.3	68,067.0	57,784.6
Financial leases	3,624.7	8,672.0	8,103.4	7,650.7	6,392.8	4,015.0
Total loans and financial leases	49,171.9	117,641.8	102,027.8	85,984.0	74.459.8	61,799.6
Allowance for loans, lease losses and other receivables losses	(1,209.8)	(2,894.5)	(2,615.7)	(2,350.4)	(2,012.9)	(2,012.4)
Total loans and financial leases, net	47,962.1	114,747.3	99,412.0	83,633.6	72,446.9	59,787.2
Controlling interest shareholders’ equity under U.S. GAAP	5,331.8	12,756.0	9,536.5	7,426.2	6,466.7	3,949.5
Controlling interest shareholders’ equity under U.S. GAAP per 1,000 shares (U.S. dollars and Ps)	255,140.0	610,412.1	512,510.6	400,297.5	396,567.6	283,242.4

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2014 of Ps 2,392.46 per U.S.$1.00.

(2)
Goodwill attributable to Grupo Aval’s shareholders was Ps 4,133.3 billion and Ps 3,617.4 billion at December 31, 2014 and 2013, respectively. Our attributable tangible equity (calculated as total shareholders’ equity minus goodwill attributable to Grupo Aval) was Ps 10,963.3 billion and Ps 8,110.8 billion at December 31, 2014 and 2013, respectively.

(3)	See note 30 to our audited consolidated financial statements included in this annual report for reconciliations to U.S. GAAP.

Other financial and operating data

	Grupo Aval
	At and for the year ended December 31,
Colombian Banking GAAP	2014	2013	2012	2011	2010
	(in percentages, unless otherwise indicated)
Profitability ratios:
Net interest margin (1)	5.8	6.2	6.5	6.5	7.2
ROAA (2)	1.5	1.9	2.0	2.3	2.2
ROAE (3)	12.4	17.1	17.7	20.3	22.2
Efficiency ratio:
Operating expenses before depreciation and amortization / total operating income before net provisions (4)	51.0	50.4	51.3	52.7	46.6
Capital ratios:
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	12.6	11.8	11.4	11.7	9.4
Tangible equity ratio (5)	9.8	8.9	9.3	9.2	6.4
Credit quality data:
Non-performing loans as a percentage of total loans (6)	1.9	1.8	1.6	1.6	1.9
Delinquency ratio past due more than 30 days	2.6	2.4	2.3	2.2	2.7
“C,” “D” and “E” loans as a percentage of total loans (7)	4.0	3.5	3.3	3.2	3.9
Allowance for loans as a percentage of non-performing loans	163.1	179.3	194.3	200.6	194.0
Allowance for loans as a percentage of past due loans	117.1	133.3	139.2	150.0	139.1
Allowance for loans as a percentage of “C,” “D” and “E” loans	74.9	90.4	95.6	103.8	96.2
Allowance for loans as a percentage of total loans	3.0	3.2	3.2	3.3	3.7
Operational data (in units):
Number of customers of the banks (8)	12,950,374	11,661,279	10,345,695	9,596,694	8,700,266
Number of employees	74,211	66,865	59,406	54,463	53,485
Number of branches (9)	1,769	1,721	1,545	1,491	1,438
Number of ATMs (9)	5,429	5,179	4,328	3,835	3,518

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.

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

If average assets were calculated using monthly consolidated information, rather than the average at the beginning and end of an annual period, our ROAA would be: 1.6%, 1.9%, 2.1%, 2.3% and 2.4% for the periods ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.

(3)
For the years ended December 31, ROAE is calculated as net income divided by average shareholders’ equity (shareholders’ equity at the end of the period plus shareholder’ equity at the end of the prior period, divided by two), ROAE for the year ended December 31, 2014, is adjusted to exclude the Ps 2.1 trillion raised through the issuance of 1,626,520,862 shares at December 31, 2013 during the Common Share Rights Offering. If the Common Share Rights Offering is not excluded, ROAE for Grupo Aval would have been 15.4%.

If average shareholders’ equity were calculated using monthly consolidated information, rather than the average at the beginning and end of such period, our ROAE would be as follows: 13.0%, 17.3%, 17.8%, 23.8% and 23.3% for the periods ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively. There was no significant effect to shareholders’ equity at December 31, 2010 resulting from the BAC Credomatic transaction.

(4)	See “—Non-GAAP measures reconciliation.”

(5)	Tangible equity ratio is calculated as shareholders’ equity plus non-controlling interest minus goodwill, divided by total assets minus goodwill. See “—Non-GAAP measures reconciliation.”

(6)
Non-performing loans, include microcredit loans that are past due more than 30 days, mortgage and consumer loans that are past due more than 60 days and commercial loans that are past due more than 90 days. Each category includes financial leases. See “Item 4. Information on the Company—B. Business overview—Selected statistical data—Loan portfolio—Risk categories.”

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

Non-GAAP measures reconciliation

The tables in this section and elsewhere in this annual report provide the calculation of certain measures and a reconciliation of non-GAAP and other measures to GAAP measures. For a reconciliation of certain capitalization ratios described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources,” see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements.” The non-GAAP financial measures as determined and measured by us, should also not be compared to similarly titled measures reported by other companies. Other companies may report such measures differently.

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

The following table sets forth ROAA and ROAE for each of our banking subsidiaries, Porvenir, Corficolombiana, LB Panamá, Grupo Aval consolidated, and those of our principal competitors, using period-end averages, for the periods listed below.

ROAE for Banco de Bogotá for the year ended December 31, 2014 has been adjusted to exclude the effect of the equity capitalizations in the amount of Ps 1,500 billion, as this capitalization took place towards the end of the year and had no material impact on Banco de Bogotá’s income statement for 2014.

ROAA and ROAE for Banco de Occidente for the year ended December 31, 2014 have been adjusted to exclude the positive effect from the net gain of Ps 729.8 billion associated with the reclassification of its investment in Corficolombiana from its available for sale portfolio to its trading portfolio, and with the sale of part of these shares to Grupo Aval.

ROAE for Banco de Bogotá, LB Panamá and Grupo Aval for the year ended December 31, 2013 has been adjusted to exclude the effect of the equity capitalizations in the amounts of Ps 1,300 billion, Ps 963 billion and Ps 2,114 billion, respectively, effected in December 2013, as the capitalizations took place towards the end of the year and had no material impact on our income statement for 2013.

	Year ended December 31,
	2014	2013	2012
	(in Ps billions, except percentages)
Banco de Bogotá:
Average assets(1)	109,518	90,588	74,658
Average equity(2)(3)	10,300	8,200	7,324
Net income	1,389	1,400	1,326
Net income divided by average assets	1.3%	1.5%	1.8%
Non-controlling interest	502	546	426
ROAA(1)	1.7%	2.1%	2.3%
ROAE(2)(3)	13.5%	17.1%	18.1%
Non-controlling interest divided by income before non-controlling interest	26.5%	28.1%	24.3%
Banco de Occidente:
Average assets(1)	30,781	26,934	23,509
Average equity(2)	3,885	3,613	3,236
Net income(4)	466	428	520
Net income divided by average assets	1.5%	1.6%	2.2%
Non-controlling interest	2	1	2
ROAA(1)	1.5%	1.6%	2.2%
ROAE(2)	12.0%	11.9%	16.1%
Non-controlling interest divided by income before non-controlling interest	0.3%	0.3%	0.4%
Banco Popular:
Average assets(1)	16,886	15,920	14,690
Average equity(2)	2,528	2,297	2,024
Net income	366	396	378
Net income divided by average assets	2.2%	2.5%	2.6%
Non-controlling interest	1	2	4
ROAA(1)	2.2%	2.5%	2.6%
ROAE(2)	14.5%	17.3%	18.7%
Non-controlling interest divided by income before non-controlling interest	0.2%	0.6%	1.0%
Banco AV Villas:
Average assets(1)	10,340	9,315	8,269
Average equity(2)	1,230	1,154	1,033
Net income	195	186	172
Net income divided by average assets	1.9%	2.0%	2.1%
Non-controlling interest	0	0	0
ROAA(1)	1.9%	2.0%	2.1%
ROAE(2)	15.9%	16.1%	16.7%
Non-controlling interest divided by income before non-controlling interest	0.2%	0.0%	0.1%

Porvenir:
Average assets(1)	1,772	1,281	859
Average equity(2)	1,206	965	710
Net income	282	202	214
Net income divided by average assets	15.9%	15.7%	24.9%
Non-controlling interest	1	7	0
ROAA(1)	16.0%	16.3%	24.9%
ROAE(2)	23.4%	20.9%	30.1%
Non-controlling interest divided by income before non-controlling interest	0.2%	3.2%	0.1%

Corficolombiana:
Average assets(1)	13,033	13,565	11,675
Average equity(2)	4,280	3,523	2,974
Net income	421	539	304
Net income divided by average assets	3.2%	4.0%	2.6%
Non-controlling interest	86	93	98
ROAA(1)	3.9%	4.7%	3.4%
ROAE(2)	9.8%	15.3%	10.2%
Non-controlling interest divided by income before non-controlling interest	17.0%	14.8%	24.4%

	Year ended December 31,
	2014	2013	2012
	(in Ps billions, except percentages)
LB Panamá:
Average assets(1)	40,662	28,825	21,134
Average equity(2)(3)	6,031	3,809	3,453
Net income	502	481	427
Net income divided by average assets	1.2%	1.7%	2.0%
Non-controlling interest	1	0	0
ROAA(1)	1.2%	1.7%	2.0%
ROAE(2)(3)	8.3%	12.6%	12.4%
Non-controlling interest divided by income before non-controlling interest	0.2%	0.0%	0.0%

Grupo Aval consolidated:
Average assets(1)	165,951	140,975	119,582
Average equity(2)(3)	13,412	9,348	8,621
Net income	1,669	1,601	1,526
Net income divided by average assets	1.0%	1.1%	1.3%
Non-controlling interest	875	1,011	911
ROAA(1)	1.5%	1.9%	2.0%
ROAE(2)(3)	12.4%	17.1%	17.7%
Non-controlling interest divided by income before non-controlling interest	34.4%	38.7%	37.4%
Bancolombia:
Average assets(1)	139,771	114,366	91,690
Average equity(2)	14,655	12,050	10,300
Net income	1,879	1,515	1,702
Net income divided by average assets	1.3%	1.3%	1.9%
Non-controlling interest	(0)	17	6
ROAA(1)	1.3%	1.3%	1.9%
ROAE(2)	12.8%	12.6%	16.5%
Non-controlling interest divided by income before non-controlling interest	0.0%	1.1%	0.3%

Davivienda:
Average assets(1)	61,923	51,748	41,890
Average equity(2)	6,518	5,695	5,063
Net income	1,060	851	696
Net income divided by average assets	1.7%	1.6%	1.7%
Non-controlling interest	6	6	8
ROAA(1)	1.7%	1.7%	1.7%
ROAE(2)	16.3%	14.9%	13.7%
Non-controlling interest divided by income before non-controlling interest	0.6%	0.7%	1.1%

BBVA Colombia:
Average assets(1)	38,205	32,706	28,324
Average equity(2)	3,368	3,049	2,711
Net income	504	524	454
Net income divided by average assets	1.3%	1.6%	1.6%
Non-controlling interest	1	1	2
ROAA(1)	1.3%	1.6%	1.6%
ROAE(2)	15.0%	17.2%	16.7%
Non-controlling interest divided by income before non-controlling interest	0.2%	0.2%	0.3%

Source: Company calculations based on Grupo Aval’s, each banking subsidiary’s and our principal competitors’ consolidated financial statements for the period indicated (financial statements of our principal competitors are publicly available on their respective websites).

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)
Average equity for 2014 adjusted to exclude the effect of the equity capitalizations of Banco de Bogotá for Ps 1,500 billion. If this item were not excluded, ROAE for Banco de Bogotá would be 12.6%. Average equity for 2013 adjusted to exclude the effect of the equity capitalizations of Banco de Bogotá, LB Panamá and Grupo Aval for Ps 1,300 billion, Ps 963 billion and Ps 2,114 billion, respectively, in

December 2013 as the capitalization took place towards the end of the year and had no material impact on our income statement.  If these items are not excluded, ROAE for Banco de Bogotá, LB Panamá and Grupo Aval would be 15.8%, 11.2% and 15.4%, respectively.

(4)
Banco de Occidente’s net income for 2014 is adjusted to exclude the positive effect from the net gain of Ps 729.8 billion associated with the reclassification of its investment in Corficolombiana from its available for sale portfolio to its trading portfolio, and with the sale of part of these shares to Grupo Aval. If this item were not excluded, ROAA and ROAE for Banco de Occidente would be 3.9% and 30.8%, respectively.

The following table sets forth ROAA and ROAE using monthly consolidated information for average assets and average equity for Grupo Aval for the indicated periods.

	Year ended December 31,
	2014	2013	2012
	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	163,474	136,495	118,210
Average equity(2)(3)	12,853	9,250	8,580
Net income	1,669	1,601	1,526
Net income divided by average assets	1.0%	1.2%	1.3%
Non-controlling interest	875	1,011	911
ROAA(1)	1.6%	1.9%	2.1%
ROAE(2)(3)	13.0%	17.3%	17.8%
Non-controlling interest divided by income before non-controlling interest	34.4%	38.7%	37.4%

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)
Adjusted to exclude the effect of the equity capitalization of Grupo Aval of Ps 2,114 billion in December 2013 as the capitalization took place towards the end of the year and had no material impact on our income statement. If the monthly average equity for 2013 is not adjusted to exclude this effect, the monthly average equity would be Ps 9,413 billion and the ROAE at December 31, 2013 would be 17.0%.

The following table sets forth ROAA and ROAE using monthly consolidated information for average assets and average equity for our bank subsidiaries for the year ended December 31, 2014.

	Year ended December 31, 2014
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas
	(in Ps billions, except percentages)
Average assets (1)	107,025	30,646	17,440	10,416
Average equity (2)	10,255	3,883	2,532	1,230
Net income(3)	1,389	466	366	195
Net income divided by average assets	1.3%	1.5%	2.1%	1.9%
Non-controlling interest	502	2	1	0
ROAA(1)	1.8%	1.5%	2.1%	1.9%
ROAE(2)	13.5%	12.0%	14.4%	15.9%
Non-controlling interest divided by income before non-controlling interest	26.5%	0.3%	0.2%	0.2%

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)
Banco de Occidente’s net income for 2014 is adjusted to exclude the positive effect from the net gain of Ps 729.8 billion associated with the reclassification of its investment in Corficolombiana from its available for sale portfolio to its trading portfolio, and with the sale of part of these shares to Grupo Aval. If this item were not excluded, ROAA and ROAE for Banco de Occidente would be 3.9% and 30.8%, respectively.

Efficiency ratio

We believe that the efficiency ratio, which is calculated as operating expenses before depreciation and amortization divided by operating income before net provisions, provides investors with important information regarding our operational efficiency.

The following table sets forth the efficiency ratio of our banking subsidiaries, Grupo Aval consolidated and our principal competitors at December 31, 2014.

	At December 31, 2014
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in Ps billions)
Total operating expenses	4,233	1,113	710	488	6,578	5,562	2,695	1,358
Depreciation	160	172	26	17	374	537	61	61
Goodwill amortization	132	2	–	–	167	398	80	162
Operating expenses before depreciation and amortization	3,941	939	684	471	6,038	4,628	2,554	1,134
Total operating income(2)	6,945	1,715	1,213	765	10,308	8,089	3,949	–
Provisions, net	988	368	69	114	1,538	1,405	809	–
Operating income before provisions	7,932	2,083	1,283	879	11,846	9,494	4,758	2,506
Efficiency ratio (1)	49.7%	45.1%	53.3%	53.6%	51.0%	48.7%	53.7%	45.3%

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

(2)
Banco de Occidente’s total operating income for 2014 is adjusted to exclude the positive effect from the net gain of Ps 729.8 billion associated with the reclassification of its investment in Corficolombiana from its available for sale portfolio to its trading portfolio, and with the sale of part of these shares to Grupo Aval. If this item were not excluded, the efficiency ratio for Banco de Occidente would be 33.4%.

Tangible equity ratio

The following table sets forth the tangible equity ratio of our subsidiaries, Grupo Aval aggregate, Grupo Aval on a consolidated basis and our principal competitors on a consolidated basis at December 31, 2014.

	At December 31, 2014
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in Ps billions, except percentages)
Shareholders’ equity	12,203	4,003	2,626	1,284	20,116	15,097	16,817	6,977	3,496
Non-controlling interest	3,857	14	67	4	3,942	7,368	494	64	6
Total assets	118,367	32,531	17,059	10,971	178,928	177,615	148,725	67,471	41,536
Shareholders’ equity + Non-controlling interest / Assets	13.6%	12.3%	15.8%	11.7%	13.4%	12.6%	11.6%	10.4%	8.4%
Goodwill	4,661	21	–	–	4,683	5,627	3,971	1,550	72
Shareholders’ equity + Non-controlling interest – Goodwill	11,399	3,996	2,693	1,289	19,376	16,838	13,341	5,491	3,429
Total assets – Goodwill	113,705	32,510	17,059	10,971	174,246	171,988	144,754	65,921	41,464
Tangible equity ratio (1)	10.0%	12.3%	15.8%	11.7%	11.1%	9.8%	9.2%	8.3%	8.3%

Source: Company calculations based on Grupo Aval’s, each banking subsidiary’s and our principal competitors’ consolidated financial statements for the period indicated (financial statements of our principal competitors are publicly available on their websites).

(1)	Tangible equity ratio is calculated as shareholders’ equity plus non-controlling interest minus goodwill, divided by total assets minus goodwill.

Exchange rates

The Colombian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of pesos by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Superintendency of Finance calculates the representative market rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including certain of our banking subsidiaries, for the purchase and sale of U.S. dollars. On April 22, 2015, the representative market rate was Ps 2,469.03 per U.S.$1.00, and on December 31, 2014, the representative market rate was Ps 2,392.46 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos/U.S. dollar.

The following table presents the monthly high and low representative market rate during the months indicated.
Recent exchange rates of pesos per U.S. dollar	Low	High
Month:
November 2014	2,061.92	2,206.19
December 2014	2,206.19	2,446.35
January 2015	2,361.54	2,452.11
February 2015	2,371.31	2,500.59
March 2015	2,496.99	2,677.97
April 2015 (through April 22, 2015)	2,469.03	2,598.36

Source: Superintendency of Finance.

The following table presents the average pesos/U.S. dollar representative market rate for each of the five most recent years, calculated by using the average of the exchange rates on the last day of each month during the period, and the representative year-end market rate for each of the five most recent years.
Pesos/U.S.$1.00 representative market rate	Average	Year-end
Period:
2010	1,902.50	1,913.98
2011	1,854.02	1,942.70
2012	1,798.72	1,768.23
2013	1,879.53	1,926.83
2014	2,017.85	2,392.46

Source: Superintendency of Finance.

Exchange rate fluctuation will affect the U.S. dollar value of any distributions we make with respect to our shares of preferred stock. See “—D. Risk factors—Risks relating to our preferred shares and ADSs.”

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our preferred shares or our American Depositary Shares, or ADSs, could decline, and you could lose all or part of your investment. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business.

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

BAC Credomatic’s and our recent Central American acquisitions’ results of operations and financial condition depend on economic, political and social conditions in the countries where they operate, primarily in Central America. The political, economic and social environments in such countries are affected by many different factors, including significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, exchange rate movements, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, drug trafficking and other forms of organized crime, wage and price controls, changes in tax policies, imposition of trade barriers, and unexpected changes in regulation. The results of operations and financial condition of our Central American operations could be affected by changes in economic and other policies of each country’s government, which have exercised and continue to exercise substantial influence over many aspects of the private sector, and by other social and political developments in each such country. During the past several decades, El Salvador, Guatemala, Honduras, Nicaragua and Panamá have experienced civil strife and political instability that have included a succession of regimes with differing economic policies and programs. Previous governments have imposed, among other measures, controls on prices, exchange rates, local and foreign investment and international trade, and restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

Adverse economic, political and social developments in Central America may adversely affect demand for banking services and create uncertainty regarding our operating environment, which could have a material adverse effect on BAC Credomatic and, consequently, on our company. In addition, changes in political administrations may result in changes in governmental policy, which could affect BAC Credomatic and, consequently, our business.

The Colombian and Central American economies remain vulnerable to external shocks.

A significant decline in economic growth of any of Colombia’s or Central America’s major trading partners—in particular, the United States, China, Ecuador and Venezuela—could have a material adverse effect on each country’s balance of trade and economic growth. In addition, a “contagion” effect, where an entire region or class of investments becomes less attractive to, or subject to outflows of funds by, international investors could negatively affect Colombia or Central American countries. Lower economic growth than expected may result in asset quality deterioration and could negatively affect our business.

Pension funds, such as those managed by Porvenir, are global investors and thus are affected by regional and global economic factors. Lower economic growth of Colombia’s major trading partners or a contagion effect in the region or globally may lead to lower pension fund returns, which may in turn result in decreases in assets under management and impair our business, results of operations or financial condition. In recent years, pension fund returns have been subject to increased volatility in international financial markets. Foreign investments represented 20.1%, 13.6% and 13.5% of Porvenir’s total assets under management at December 31, 2014, 2013 and 2012, respectively.

The global economic and financial crisis, which began in 2008 in the U.S. financial system and spread to different economic sectors and countries around the world, has had negative effects on the Colombian economy and the economies of Central American countries. During 2009, major economies throughout the world contracted, which, in turn, affected the Colombian and Central American economies. Although there have recently been signs of recovery in the global economy, this recovery may be fragile and may reflect temporary benefits from government stimulus programs that may not be sustained.

Even though exports from Colombia have grown at an accelerated rate in recent years, fluctuations in commodity prices pose a significant challenge to their sustainability. In particular, the oil industry remains an important determinant of the country’s economic growth. Substantial or extended declines in international oil prices may have an adverse effect on the overall performance of the Colombian economy and could have an adverse impact on the results of operations and financial condition of oil industry companies, which could have an adverse impact on our loans to oil industry companies. Unemployment continues to be high in Colombia compared to other economies in Latin America. Furthermore, recent political and economic actions in the Latin American region, including actions taken by the Argentine and Venezuelan governments, may negatively affect international investor perception of the region. We cannot assure you that the growth achieved by the Colombian economy over the past decade will continue in future periods. A reversal of the rate of growth of the Colombian economy, a slowdown in the growth of customer demand, an increase in market competition, or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. All of these conditions could lead to a general decrease in demand for borrowings.

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

Colombia has experienced and continues to experience internal security issues, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Even though the Colombian government’s policies have reduced guerilla and criminal activity, particularly in the form of terrorist attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative effect on the Colombian economy and on us, including our customers, employees, results of operations and financial condition. The Colombian government commenced peace talks with the FARC in August 2012, which are still ongoing. Despite these efforts, drug-related crime and guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to current peace negotiations which may result in legislation that increases our tax burden, or that of other Colombian companies.

Political and economic instability in the region may affect the Colombian economy and, consequently, our results of operations and financial condition.

Some of Colombia’s neighboring countries and principal trading partners, particularly Venezuela, have experienced and continue to experience periods of political and economic instability. Moreover, diplomatic relations with Venezuela and Ecuador have from time to time been tense and affected by events surrounding the Colombian armed forces’ confrontations with the FARC throughout Colombia, particularly on Colombia’s borders with each of Venezuela and Ecuador.

On November 19, 2012, the International Court of Justice placed a sizeable area of the Caribbean Sea within Nicaragua’s exclusive economic zone, that until then had been deemed by Colombia as part of its own exclusive economic zone. A worsening of diplomatic relations between Colombia and Nicaragua involving the disputed waters could result in the Nicaraguan government taking measures, or a reaction among the Nicaraguan public, which would be detrimental to Colombian-owned interests in that country, including those owned by us through BAC Credomatic.

Further economic and political instability in Colombia’s main trading partners or any future deterioration in relations with Venezuela, Ecuador, Nicaragua and other countries in the region may result in the closing of borders, the imposition of trade barriers and a breakdown of diplomatic ties, or a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Government policies and actions as well as judicial decisions in Colombia could significantly affect the local economy and, as a result, our results of operations and financial condition.

Our results of operations and financial condition may be adversely affected by changes in Colombian governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia. The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies, including us. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that could negatively affect us. Future governmental policies and actions, or judicial decisions, could adversely affect our results of operations or financial condition.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof could adversely affect our results of operations and financial condition.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and taxes to fund Colombia’s war against terrorism and taxes to fund the post-conflict related to the peace negotiations with FARC. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties. In order to avoid double taxation, our Colombian subsidiaries usually distribute dividends from profits that have already been subject to income tax. These dividends are usually not taxable for Grupo Aval in Colombia, and dividends paid by Grupo Aval to its shareholders in Colombia from these sources of income also are usually not taxable, in each case provided that such profits have been taxed at the subsidiary level. This tax treatment may not be maintained in the future, and any change could have a material adverse effect on our results of operations and financial condition.

Currently, according to Article 36-1 of the Colombian Tax Code, capital gains obtained in a sale of shares listed on the Colombian Stock Exchange are not subject to income tax in Colombia, provided that the shares sold by the same beneficial owner during each fiscal year do not represent more than 10% of the issued and outstanding shares of the listed company. The Colombian government may implement changes in the tax rules applicable to the sale of the offered securities which may adversely affect our shareholders or holders of ADSs.

ADSs do not have the same tax benefits as equity investments in Colombia. Although ADSs represent our preferred shares, they are subject to a different tax regulatory regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular those relating to dividends and profits from sale, are not applicable to ADSs.

The Colombian government publicly announced that a new tax reform may be required and approved in 2015 to take effect in 2016, on top of the one approved in December 2014, in order to obtain additional funds and close potential deficits, especially considering the more challenging medium-term outlook for the oil sector. The new tax reform may extend the Equity Tax, a tax on the net worth of corporate entities. This eventual new tax reform may result in higher levels of taxation than we currently expect which can significantly affect our results of operations or financial condition.

Colombian tax haven regulation could adversely affect our results of operations and financial condition.

Pursuant to Decree 2193 of 2013, a number of jurisdictions, including countries in which our banking subsidiaries operate, were either declared tax havens for Colombian tax purposes or temporarily excluded from such list subject to the completion of tax information exchange treaties within a short timeframe. As a result, some of our clients with financial products offered by our banking subsidiaries in such countries may experience, among other effects, an increase in their withholding tax rates, transfer pricing regulation and information disclosure requirements which could have a negative impact on our business, financial condition and results of operations.

Natural disasters could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. Heavy rains or abnormally low rainfall in Colombia, attributable in part to the La Niña and El Niño weather patterns, have resulted in severe flooding and mudslides and prolonged droughts in the past. These are recurring weather phenomena that may contribute to flooding, mudslides, droughts or other natural disasters on an equal or greater scale in the future. In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year.

Risks relating to our businesses and industry

Risks relating to our banking business

A decline in asset quality, including the loan portfolios of our bank subsidiaries, may have an adverse effect on our results of operations and financial condition.

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

A substantial number of our banks’ customers are individuals and small and medium sized enterprises, or “SMEs,” and these customers are potentially more susceptible to downturns in the economy than large corporations and high-income individuals. For example, unemployment directly affects the ability of individuals to obtain and repay consumer and residential mortgage loans. Consequently, our banking subsidiaries may experience higher levels of non-performing loans, which could result in increased loan loss provisions due to defaults by, or deterioration in the credit profiles of, individual borrowers. Non-performing loans and resulting loan losses may increase materially in the future and adversely affect our results of operations and financial condition.

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

The loan portfolios of our banking subsidiaries have grown substantially in recent years. See “Item 4. Information on the Company—B. Business overview—Selected statistical data.” As default rates generally increase with the age of loans, the level of non-performing loans may lag behind the rate of growth in loans but may increase when growth slows or the loan portfolios become more mature. As a result, historic loan loss experience may not necessarily be indicative of future loan loss experience.

Our banking subsidiaries may be unable to realize on collateral or guarantees securing loans, which may adversely affect their results of operations and financial condition.

Our banking subsidiaries make loans that are secured by collateral, including real estate and other assets that are generally located in Colombia and the countries where we operate. The value of collateral may significantly fluctuate or decline due to factors beyond the control of our subsidiaries, including, for example, prevailing economic and political conditions in the relevant jurisdiction. At December 31, 2014, 38.3% of total past due loans (including our foreign operations) were secured. An economic slowdown may lead to a downturn in the Colombian or Central American real estate markets, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing these loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Once a non-merchant individual has ceased paying his or her debts, that individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an out-of-court agreement with creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. The insolvency law also provides for increased debtor protections, including an automatic stay for a maximum of 90 days. A perception that loans to individuals may be difficult or impossible to recover could cause our banking subsidiaries to enhance credit requirements and result in decreased lending to individuals by making access to credit more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to Colombian insolvency laws could have an adverse effect on our results of operations and financial condition.

Any failure of risk management processes, including credit and market risk, could materially and adversely affect our banking businesses, results of operations and financial condition.

Credit risk is a principal risk inherent in the business of our banks. Although we have group-wide risk management guidelines, each bank is responsible for managing its own risk. Each bank’s policies and procedures, which are designed to identify, monitor and manage risk, may prove to be insufficient. Furthermore, our banks may not be able to upgrade risk management systems on a timely basis. For example, our banks’ risk management systems utilize an internal credit rating system to assess the risk profile of each customer. As this process involves detailed analyses of the customer’s credit risk, taking into account quantitative and qualitative factors, it is necessarily subject to human error. Due to limitations in the availability of information and the developing information infrastructure in Colombia, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. Personnel of our banking subsidiaries may fail to detect risks before they occur, or may not effectively implement their risk management systems, which may increase exposure to credit risk. As a result, any failure by our banking subsidiaries to effectively implement or consistently follow or refine risk management systems may result in higher risk exposures for our banking subsidiaries, which could materially and adversely affect our results of operations and financial condition.

Declines in the value of our banks’ sovereign debt portfolios could have an adverse effect on our results of operations.

Our banks’ portfolio of securities primarily consists of sovereign bonds, mainly securities issued or guaranteed by the Colombian government. LB Panamá’s securities portfolios primarily consist of securities issued by corporate and sovereign issuers. We are exposed to significant credit, market and liquidity risks associated with sovereign debt. At December 31, 2014 and 2013, debt securities represented 13.8% and 15.3%, respectively, of our consolidated total assets; approximately 56.7% and 60.4%, respectively, of these securities were issued or backed by the Colombian government, and 6.0% and 5.2% of these securities were issued or backed by Central American governments during each period. A significant decline in the value of these government securities could materially and adversely affect our debt securities portfolio and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory investments.”

We are subject to market risk in our banking business.

Our bank subsidiaries are directly and indirectly affected by changes in market conditions. Market risk, or the risk that the value of assets and liabilities or revenues will be adversely affected by variation in market conditions, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt, short-term borrowings, proprietary trading in assets and liabilities and derivatives. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.

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

Our banks are subject to market and operational risks associated with derivatives transactions.

Our banks and, to a lesser extent, Porvenir, Corficolombiana and our international banking operations, enter into derivatives transactions primarily for hedging purposes and, on a limited basis, on behalf of customers. They are subject to market and operational risks, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to perform its obligations to us).

Market practices and documentation for derivatives transactions in Colombia and the countries where we operate, may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our banks’ ability to develop adequate control and administration systems, and to hire and retain qualified personnel. Moreover, our banks’ ability to monitor and analyze these transactions depends on their information technology systems. These factors may further increase risks associated with derivatives transactions and could materially and adversely affect our results of operations and financial condition.

Our banking subsidiaries are subject to liquidity risk, which may result in increases to funding costs.

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 69.5% and 70.2% of consolidated total liabilities at December 31, 2014 and 2013, respectively. Because our banking subsidiaries rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate and overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition.

Default by one or more of our largest borrowers could adversely affect our results of operations and financial condition.

The aggregate outstanding loans to our banks’ ten largest borrowers represented 5.7% of our consolidated total loan portfolio at December 31, 2014. Default on loans by one or more of these borrowers may adversely affect our results of operations and financial condition.

Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding.

Our credit ratings and those of our banking subsidiaries are an important component of our and our banking subsidiaries’ ability to obtain funding. Our banking subsidiaries’ ability to compete successfully in the marketplace for deposits depends on various factors, including their financial stability as reflected by their credit ratings. A downgrade in credit ratings may adversely affect perception of their financial stability and ability to raise deposits. Adverse changes in credit ratings could also increase the cost of funding in the capital markets or borrowing funds for our and our subsidiaries’ operations. In addition, lenders and counterparties in derivatives transactions are sensitive to the risk of a ratings downgrade. Any downgrade in our credit ratings or in any of our banking subsidiaries’ credit ratings could materially and adversely affect our results of operations and financial condition.

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

The credit card industry is characterized by higher consumer default than other segments of the credit markets, and defaults are highly related to macroeconomic indicators that are beyond our control. Part of our current growth strategy is to increase volume and number of cards in the credit card portfolio, at the same or a higher rate than the market, which may increase our exposure to risk in our loan portfolio. If Colombian and Central American economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have an adverse effect on our results of operations and financial condition.

Changes in banking laws and regulations in Colombia and the other countries in which we operate could adversely affect our consolidated results.

Banking and financial services laws and regulations are subject to ongoing review and revision, including changes in response to global regulatory trends and, more recently, the global economic and financial crisis. As a result, governments have been actively considering new banking laws and regulations, and reviewing and revising existing laws and regulations, particularly in relation to capital adequacy and accounting standards. In addition, various international developments, such as the adoption of risk-based capital, leverage and liquidity standards by the Basel Committee on Banking Supervision in December 2010, known as “Basel III,” will continue to impact us in the coming years. To prepare for the implementation of the Basel III accords in Colombia, the Ministry of Finance, in consultation with the Superintendency of Finance, effected an internal review of regulations applicable to financial institutions. Decree 1771 of 2012 was issued as a result of this review, amending certain capital adequacy requirements for Colombian credit institutions set forth in Decree 2555 of 2010. Although Decree 1771 of 2012 maintained the requirement for a credit institution’s technical capital to be at least 9.0% of that institution’s total risk-weighted assets, it also introduced a new measure of “core solvency” for Common Equity Tier 1, which requires higher quality capital and is set at a minimum of 4.5% of risk-weighted assets. The adoption of new laws or regulations, or changes in the interpretations or enforcement of existing laws or regulations, may have an adverse effect on our results of operations and financial condition.

Moreover, Congress passed Law No. 1735 of 2014, a Colombian government legislative initiative to create a new type of financial institution that will have the sole purpose of offering electronic deposits and payments (Sociedades Especializadas en Depósitos y Pagos Electrónicos or “SEDPEs”) in order to promote financial inclusion. In order to begin operations, SEDPEs will require further regulation from the Ministry of Finance with respect to different aspects, such as prudential regulation and know your customer requirements. Initiation of SEDPEs’ activities may create a new competitive environment that could adversely affect our consolidated results.

In Panamá, Accord No. 004-2013 (which came into effect on June 30, 2014) introduced a new reserve in addition to the loan-loss provisioning requirements already in place for credit card risk. This new reserve is calculated quarterly and applied over performing loan portfolios with a maximum of 2.5% and a minimum of 1.25% over the risk-weighted assets that have been rated as “normal” under applicable regulations, and subject to certain exceptions, cannot be lower than the amount of the previous quarter.

During recent years, legislators in Central America have unsuccessfully attempted to enact regulation to impose maximum interest rates for all or certain types of loans. Although the scope of these legislative initiatives has varied, these initiatives have primarily focused on personal loans and, particularly, on credit card loans. However, these bills have not been successful, with the exception of El Salvador’s Law Against Usury enacted in January 2013. The enactment of any of these bills or similar regulations in the countries where we operate could have an adverse effect on the results of the operations and financial condition in such jurisdiction.

Additionally, as part of a legislative effort to narrow the current fiscal deficit, in 2014 the Salvadorian congress enacted Decree No. 764 contemplating certain tax reforms that include the introduction of a new withholding tax of 0.25% or “2.5 per 1000” on financial transactions made by check or wire transfer and on cash transactions made through the Salvadorian financial system in excess of U.S.$5,000 on a single or monthly aggregate basis. Even though Decree No. 764 exempted certain financial transactions, this new withholding tax, which has been effective since September 2014, could adversely impact the results of our banking, credit card and brokerage operations in El Salvador.

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

As part of their credit card business, our bank subsidiaries face pressures related to the fees and commissions charged to merchants (merchant discounts) and the pricing of bank interchange fees charged by issuer banks to acquiring banks. Banks and card processors in Colombia have been subject to administrative investigations regarding the fees and commissions that are charged to the merchants by the acquiring banks and in respect to the banking interchange fees.

In the past, the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio) has conducted investigations on the practices of the Asociación Gremial de Instituciones Financieras Credibanco (the Visa franchisee in Colombia) and Redeban Multicolor S.A. (the MasterCard franchisee in Colombia), the entities used by most Colombian banks to manage the credit card system in Colombia, relating to alleged price fixing schemes among Colombian banks relating to fees and commissions charged to merchants. The Superintendency of Industry and Commerce has also conducted investigations into certain Colombian banks in the past, including our Colombian banking subsidiaries, for alleged price fixing of bank interchange fees charged during the period from May 2007 to October 2008.

Although we have not been subject to any fine or penalty as a result of these investigations, it is possible that similar investigations may be carried out by the relevant authorities in the future, which may result in lower fees charged to merchants and bank interchange fees, and/or lead to changes in commercial strategies that may adversely affect our results of operations and financial condition. We may also be subject to financial penalties in connection with such future investigations. In addition, fees charged for other banking services may continue to be reduced in the future as a result of regulatory measures and/or pressure from retailers and interest groups.

Failure to protect personal information could adversely affect our reputation and our business.

Our banks manage and hold confidential personal information of customers in the normal course of their banking operations. Although our banks have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or unauthorized access to privileged information, fraud or interfering with regular banking and other services could subject our banks and us to legal actions, administrative sanctions and damages. Any failure to protect personal information could result in reputational damage and have an adverse effect on our results of operations and financial condition.

In the future, we may be subject to supervision as a bank holding company.

The Colombian government has announced for the past four years that it is considering presenting to the Colombian Congress a bill to submit controlling entities of financial institutions to banking supervision and oversight (Ley de Conglomerados). In this regard, the Superintendency of Finance has initiated an internal review in order to develop a new model of cross-border consolidated supervision based on four pillars: (i) integrated risk management, (ii) prudential requirements, (iii) cooperation and information exchange and (iv) protocols for cross-border crises. Although we are not aware of the content of such future regulations, in the future, we may be subject to banking supervision and oversight as the controlling entity of our banking subsidiaries.

Risks relating to our merchant banking business

Difficult market conditions can adversely affect Corficolombiana’s business.

Corficolombiana may be adversely affected by lower than expected returns on investments, reduced opportunities to realize value from investments, and failure to find suitable investments so as to deploy capital effectively. During periods of difficult market conditions (which may span across one or more industries, sectors or geographies), portfolio companies may experience adverse operating performance, decreased revenues, financial losses, difficulty in obtaining access to financing or increased funding costs. Negative financial performance of portfolio companies may materially and adversely affect Corficolombiana’s results of operations and cash flow. If the operating performance of those portfolio companies (as well as valuation multiples) does not improve following any such downturn or other portfolio companies experience adverse operating performance, Corficolombiana may be forced to sell those assets at values that are less than projected or even at a loss. Portfolio companies may also have difficulties expanding their businesses and operations or meeting debt service and other obligations as they become due. Furthermore, negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the investment. Although market conditions have recently shown some signs of improvement, economic and market conditions may not continue to improve. Even if such conditions do improve broadly and significantly over the long term, adverse conditions and/or other events in particular sectors may cause our performance to suffer further.

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

A significant part of Corficolombiana’s investments are in relatively illiquid assets, and Corficolombiana may fail to realize any profits from these investments for a considerable period of time or lose some or all of the principal amount of these investments.

At December 31, 2014, 46.7% of Corficolombiana’s investments were in securities of privately held companies. There are often no readily ascertainable market prices for such securities. As a result, there may be limited or no marketability for these investments, and they may decline in value while Corficolombiana is seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could actually be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such securities for a period of time. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, it is possible that investments in privately held companies may only be disposed of over a substantial length of time, if at all, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period of time—sales that it had planned to make.

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

Corficolombiana’s new investment projects depend on its ability to access financing.

Corficolombiana may directly, or through its operating subsidiaries, enter into new investment projects such as infrastructure projects such as the toll-road fourth generation concession “Conexión Pacifico 1,” that require significant financing. Corficolombiana or its operating subsidiaries may experience difficulties in accessing debt and equity financing resources required to fund such projects and/or may obtain them at higher costs and/or lower tenure than initially expected. As a result, Corficolombiana’s investment objectives may attain lower returns due to higher financing costs, delays in the investment schedule or any eventual stoppage of the investment project, which could also result in the payment of penalties to its counterparties, including the government entities in the case of development of new highways and toll-roads. If Corficolombiana is unable to obtain adequate financing on terms satisfactory to it, its ability to continue to grow or support its business and respond to business challenges could be significantly limited.

Most of Corficolombiana’s investments are concentrated in five industries.

At December 31, 2014, 97.8% of Corficolombiana’s investment portfolio was concentrated in the energy and gas, infrastructure, agribusiness, hotels division and financial services. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

Risks relating to our pension and severance fund management business

Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.

Porvenir’s operations are regulated by Law 100 of 1993, the Organic Statute of the Financial System (Estatuto Orgánico del Sistema Financiero), or “EOSF,” issued by the Ministry of Finance, Decree 2555 of 2010 and regulations issued by the Superintendency of Finance and, to the extent applicable, Colombian Corporation Law. These regulations limit the range of assets in which pension fund administrators, or “AFPs,” can invest and also set investment limits. In addition, each AFP is legally required to provide a minimum return on investment for each of its pension and severance funds. This minimum return is determined pursuant to specified formulas established in Decree 2555 of 2010, which vary according to the type of fund. If a fund’s return for any month is lower than the minimum return, the AFP must cover the difference within a period of five days. To do so, the AFP must first apply funds from a stabilization reserve (a portion of the AFP’s capital invested in the fund equal to 1% of the value of each pension fund under management). If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its own capital. If the AFP does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the AFP. If, notwithstanding the above, an AFP fails to observe either the minimum return or the stabilization reserve requirements or fails to comply with the order of capitalization, the Superintendency of Finance may take possession (tomar posesión) of the AFP, in which case the Colombian Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras), or “FOGAFIN,” must supply funds to cover the shortfall. Although Porvenir has never failed to meet the minimum requirements, failure to do so could require us to increase our investment in Porvenir, seek capital from alternative sources or forfeit our investment, or lead to the dissolution of the AFP and the transfer of the fund to another AFP. If Porvenir is unable to fulfill the minimum return or the stabilization reserve requirements, or if new laws or decrees impose more onerous requirements, Porvenir’s business may be materially adversely affected.

On December 6, 2013, the Executive Branch issued Decree 2837 of 2013 to establish a group of financial experts to discuss and review the minimum return definition methodology. The group is led by the Minister of Finance and includes the Financial Superintendent, a representative of the Central Bank, the Director of the Unit of Financial Regulation and five financial experts appointed by the Ministry of Finance. Although we are uncertain about the way in which the minimum return definition methodology will be changed, more onerous requirements may be imposed on Porvenir, which may materially adversely affect its business, financial condition and results of operations. In addition, there are regulatory limitations on the commissions that Porvenir may charge for its services. For example, Porvenir may only retain 300 basis points of the 16.0% (up to 17.0% for employees meeting a certain salary threshold) of the base contribution to a mandatory pension fund, a portion of which (currently 160 basis points) we are required to pay to an insurer for life and disability coverage of the subject employee contributor. The percentage we pay for this insurance may increase or decrease depending on market conditions and other factors. Life and mortality rate tables have been adopted in Colombia and became effective on October 1, 2010 as provided under Resolution 1555 of 2010. These tables account for longer life expectancy trends, which may result in an increase in the amount we pay for insurance and may affect our results of operations.

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

Our pension and severance fund management business, like our banks and other participants in the banking industry, is subject to the risk of loss in value of sovereign debt securities. For example, at December 31, 2014, total debt securities held by Porvenir represented 60.5% of the total assets of the funds managed by Porvenir, and 62.8% of total debt securities were issued or backed by the Colombian government. A significant decline in the value of the securities issued or guaranteed by the Colombian government could adversely affect the debt securities portfolio of our pension and severance fund management business and, consequently, our pension and severance fund management business’s results of operations and financial condition.

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

Changes in short-term interest rates may affect interest margins quickly and, therefore, net interest income, which is the most important component of our revenue. Increases in interest rates may reduce the volume of loans originated by our banking subsidiaries. Sustained high interest rates may discourage customers from borrowing and may result in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our assets, including the financial assets of our banks, the assets managed by Porvenir and the investments of Corficolombiana. Our banking subsidiaries hold a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. In addition, we may incur costs (which, in turn, will affect our results of operations) if our banking subsidiaries implement strategies to reduce future interest rate exposure. Increases in interest rates may reduce gains or require our banking subsidiaries to record losses on sales of their loans or securities.

High interest rates have historically been common in many countries in Latin America. We have regional exposure to fluctuations in interest rates. If there are significant increases in such rates in any of the countries in which BAC Credomatic operates, our operating margins may be adversely affected and our results of operations may experience significant adverse consequences.

We face exposure to fluctuations in the rate of exchange between local currencies and the U.S. dollar, particularly in light of the fact that the currencies in countries where we and BAC Credomatic operate have historically experienced significant devaluations and depreciations. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates.

We may be adversely affected by fluctuations between the value of the Colombian peso or other local currencies where we operate, and the U.S. dollar as a result of U.S. dollar-denominated indebtedness.

We are subject to the negative impacts on our income statement and/or balance sheet derived from fluctuations, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, and the Colombian peso, and between the US dollar and each of the currencies in our Central American operations, as 30.2% of our average consolidated assets for the year ended December 31, 2014 and 33.8% of our average consolidated liabilities for the year ended December 31, 2014 are foreign currency-denominated.

On a consolidated basis, we and our subsidiaries have U.S.$3.0 billion (Ps 7.2 trillion) of long-term debt denominated in U.S. dollars as of December 31, 2014 which we have used in part to finance our Central American acquisitions. Fluctuations in the exchange rate between the Colombian peso and the U.S. dollar may affect the value of this debt on our balance sheet and cause us to recognize gains or losses on our income statement. Any substantial increase in the U.S. dollar relative to the Colombian peso could affect our results of operations and our ability to meet our future payment obligations.

A substantial portion of BAC Credomatic’s earnings, assets and liabilities are in Costa Rican colones, Guatemalan quetzals, Honduran lempiras, Nicaraguan cordobas, Panamanian balboas and U.S. dollars. As a result, we are subject to risks relating to foreign currency exchange rate fluctuations between these currencies and pesos. Nevertheless, as described in “Item 4. Information on the Company—B. Business overview—BAC Credomatic—Foreign exchange rate risk related to BAC Credomatic,” BAC Credomatic maintains a U.S. dollar net asset position, which is intended to hedge at least 60% of its shareholders’ equity against the possible devaluations and depreciations of each of these local currencies.

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

The Colombian Commercial Code limits the amount of interest our Colombian subsidiaries may be charged on commercial transactions, including transactions of our banking subsidiaries. In the future, regulations in Colombia could impose increased limitations regarding interest rates or banking fees. Law 1430 of December 2010 authorizes the Colombian government to impose or place limits on tariffs and fees charged by banks and other financial institutions where the government has determined that there is insufficient competition in a relevant market. Additionally, the law requires the Superintendency of Finance to implement a monitoring scheme of the tariffs and fees charged by the financial institutions in their relevant markets and to report the results of this evaluation semi-annually to the Colombian government. The Colombian government issued Decree 4809 of 2011, which (1) requires banks to provide each of their clients with statements of all fees charged to such clients on an annual basis, (2) sets a limit on the fees that banks may charge to their clients for withdrawals from automated teller machines of other banks and (3) establishes that transactions through the internet may not cost more than those made through other channels. Accordingly, the Superintendency of Finance has issued External Circular 012 of 2012, setting the rules and principles that must be followed by banking and financial institutions at the time of establishing, publishing and promoting their tariffs and fees. A significant portion of our banks’ revenues and operating cash flow is generated by credit services and any such increased limitations would materially and adversely affect our results of operations and financial condition.

The Colombian Central Bank may impose requirements on the ability of Colombian residents, including us, to obtain loans denominated in foreign currency.

Under Colombian exchange control requirements, the Colombian Central Bank may impose certain mandatory deposit requirements in connection with foreign currency-denominated loans obtained by Colombian residents, including us. Most recently, when the Colombian peso appreciated against foreign currencies in 2008, such mandatory deposit requirement was set at 40% of the amounts to be disbursed under any credit facility denominated in a foreign currency. Future measures or requirements imposed by the Colombian Central Bank, such as mandatory deposit requirements, may adversely affect our and our clients’ ability to obtain loans in foreign currency.

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

Our businesses face constitutional actions, class actions and other legal actions involving claims for significant monetary awards against financial institutions, which may affect our businesses.

Under the Colombian Constitution, individuals may initiate constitutional actions (acciones populares), or class actions (acciones de grupo), to protect their collective or class rights, respectively. Individuals may also initiate constitutional actions for the protection of their fundamental rights. These actions are known as tutelage actions. Colombian financial institutions, including our banking subsidiaries, have been, and continue to be, subject to these actions with regard to fees, financial services, mortgage lending and interest rates, the outcomes of which are uncertain. In addition, the number of such actions could increase in the future and could significantly affect our businesses.

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

We must necessarily base any assessment of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions and alliances, as well as other investments, may not produce anticipated synergies or perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions, including our recent acquisitions of Horizonte, Grupo Reformador and Banco BAC de Panamá (merged into BAC International Bank, Inc. on December 9, 2014), could disrupt our operations and adversely affect our operations and profitability.

We may not be able to manage our growth successfully.

We have been expanding the scope of our operations over the past few years and we expect that this expansion will continue. As we continue to grow, we must improve our operational, technical and managerial knowledge and compliance systems in order to effectively manage our operations across the expanded group. Failure to successfully integrate, monitor and manage expanded operations could have a material adverse effect on our reputation and financial results. Our future growth will also depend on our access to internal and external financing sources. We may be unable to access such financing on commercially acceptable terms or at all.

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

We are subject to cyber security threats.

We and our subsidiaries also rely on information systems to operate websites, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. We and our subsidiaries may experience operational problems with their information systems as a result of system failures, viruses, computer “hackers” or other causes. While we have not experienced a material breach of cyber security, we cannot assure you that we will not experience any such breach in the future, and any material disruption or slowdown of our or our subsidiaries’ systems could cause information, including data related to customer requests, to be lost or to be delivered to our customers with delays or errors, which could reduce demand for their services and products and could materially and adversely affect our results of operations and financial condition.

Our policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to fines and other liabilities.

We and our subsidiaries are required to comply with applicable anti-money laundering laws, anti-terrorism financing laws and other regulations. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious or large transactions to the applicable regulatory authorities. While we and our financial institutions have adopted policies and procedures aimed at detecting and preventing the use of banking networks for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where they may be used by other parties to engage in money laundering and other illegal or improper activities. If we or any of our subsidiaries fail to fully comply with applicable laws and regulations, the relevant government authorities to which they report have the power and authority to impose fines and other penalties. In addition, our businesses and reputation could suffer if customers use our financial institutions for money laundering or illegal or improper purposes.

Competition and consolidation in the Colombian and Central American banking and financial industry could adversely affect our market position.

We operate in a competitive market. Since the 1990s, when the Colombian financial system was deregulated, there has been an ongoing process of consolidation that has included foreign bank participants entering the Colombian market. We expect that consolidation will lead to the creation of larger local financial institutions, including additional foreign banks, presenting the risk that we could lose a portion of our market share in the industry, adversely affecting our results of operations.

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

In addition, the pace of consolidation in the Colombian and Central American financial services industry has increased, which may also increase competition in the markets where we operate. See “Item 4. Information on the Company—B. Business overview—Industry.”

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

We are highly dependent on our founder and chairman, Mr. Sarmiento Angulo (82 years old), our president, Mr. Sarmiento Gutiérrez (53 years old), and members of our senior management teams at both the group and subsidiary levels, all of whom possess considerable experience and expertise and have strong relationships with customers, participants of the Colombian business.

Our president has been responsible for our day-to-day management over the last 15 years and has acted as president of companies controlled by Mr. Sarmiento Angulo for the past 25 years. Mr. Sarmiento Gutiérrez, who became president of Grupo Aval in 2000, and our chairman are responsible for the overall strategic direction of the group.

In addition, our senior managers at each subsidiary are responsible for implementing strategies and for the day-to-day operations of the companies they run. Although Grupo Aval does not require that its employees mandatorily retire at a certain age, the presidents of some of our banks (who have an average tenure of 25 years with these banks and have fulfilled their pension requirements) and other members of the senior management are not obliged to remain employed with us.

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

We are controlled by Mr. Sarmiento Angulo, whose interests could differ from the interests of preferred shareholders and ADS holders.

Mr. Sarmiento Angulo beneficially owns 96.4% of our common shares outstanding and 43.7% of our preferred shares outstanding, as of April 22, 2015, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.” The preferred shares do not have any voting rights and thus will not affect such control of our group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition, as of April 22, 2015, Mr. Sarmiento Angulo beneficially owns interests in certain of our subsidiaries through entities other than Grupo Aval: 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 0.3% of Corficolombiana.

Circumstances may occur in which Mr. Sarmiento Angulo may have an interest in pursuing transactions that, in his judgment, enhance the value of his several investments in the banking sector. These transactions may not necessarily be in Grupo Aval’s interest or that of its shareholders even if holders of the ADSs or the underlying preferred shares disagree. Due to his control, Mr. Sarmiento Angulo has, and will have, the power to:

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

In addition, the concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for the ADSs or underlying preferred shares as part of a sale of our company and might ultimately affect the market price of the ADSs and the underlying preferred shares.

We may engage in additional transactions with our controlling shareholder in the future.

In the future we may engage, as we have done in the past, in business and financial transactions with our controlling shareholder and other shareholders that may present conflicts of interest between our company and these shareholders. For example, we may incur indebtedness, or acquire shares in Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas that are not owned by us from entities that are beneficially owned by Mr. Sarmiento Angulo. While we believe that these transactions will be carried out on an arm’s-length basis, commercial and financial transactions between us and our controlling shareholder could create the potential for, or could result in, conflicts of interests between us and our other shareholders. To the extent that the price we pay for any assets acquired from our controlling shareholder exceeds the market value of such assets or is not as productive a use of our cash as other uses, our results of operations and financial condition could be adversely affected.

Certain risks relating to our Central American operations

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Colombia.

We conduct banking businesses outside our historical home market of Colombia primarily through BAC Credomatic. Our Central America operations may involve risks to which we have not previously been exposed. Some of these operations are in countries that may present different or greater risks than those in Colombia, including, for example, in terms of competition. BAC Credomatic has, in particular, a significant consumer finance business, including credit card operations, in the Central American countries in which it operates. At December 31, 2014, BAC Credomatic’s consumer loan portfolio totaled U.S.$4.5 billion (including mortgages, vehicles and other personal loans), which represented 39.1% of BAC Credomatic’s total loan portfolio, and U.S.$2.2 billion in credit card loans, which represented 19.0% of BAC Credomatic’s total loan portfolio. We have limited experience conducting credit card and consumer finance businesses in countries outside Colombia. Accordingly, we may not be successful in managing credit card and consumer finance operations outside of our traditional domestic market. We may face delays in payments by customers and higher delinquency rates in these countries, which could necessitate higher provisions for loan losses and, consequently, have a negative effect on our financial performance.

In addition, we may not be able to realize all of the anticipated benefits from our Central American acquisitions. Achieving such benefits will depend, to a large extent, on our ability to run a business outside Colombia. Any failure to do so could adversely affect our margins, results of operations and financial condition.

We depend on BAC Credomatic’s current senior management, and the loss of their services could have a material adverse effect on BAC Credomatic’s business.

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

The credit card business is an important business segment for BAC Credomatic, representing 19.0% and 18.5% of its total loan portfolio at December 31, 2014 and 2013, respectively, the adoption of new laws and regulations or the revision of the current regulatory regime for credit cards in any of the jurisdictions in which BAC Credomatic operates may have an adverse effect on BAC Credomatic’s results of operations and financial condition.

BAC Credomatic and our Central American operations are subject to significant compliance risks in connection with a multi-jurisdictional regulatory regime.

BAC Credomatic businesses are subject to regulation under Bahamian, Costa Rican, Guatemalan, Grand Cayman, Honduran, Mexican, Nicaraguan, Panamanian, Salvadoran and U.S. federal, state and other foreign laws, regulations and policies. BAC Credomatic thus is subject to a multi-jurisdictional regulatory regime, with which we have had little or no experience, and, accordingly, following the acquisition of BAC Credomatic, we are subject to increased compliance risks. In addition, any changes to the regulatory regime of one of the Central American countries may lead to corresponding changes to the regulatory regime of other countries in the region. BAC Credomatic’s businesses are regularly reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages.

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

Risks relating to our preferred shares and ADSs

Exchange rate volatility may adversely affect the Colombian economy, the market price of the ADSs and the dividends payable to holders of the ADSs.

Pursuant to Colombian law, the Colombian Central Bank has the power to intervene in the exchange market in order to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate, acting through a variety of mechanisms, including discretionary ones. During recent years, the Colombian Central Bank has employed a floating exchange rate system with periodic interventions. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. For example, the peso depreciated 24.2% against the U.S. dollar in 2014, 9.0% in 2013, appreciated 9.0% in 2012, depreciated 1.5% in 2011 and appreciated 6.4% in 2010. Unforeseen events in international markets, fluctuations in interest rates, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the Colombian peso, thereby decreasing the U.S. dollar value of the dividends paid to holders of the ADSs.

Restrictions on purchasing our preferred shares may affect the market liquidity of our preferred shares and ADSs.

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real, or “UVRs” (approximately U.S.$5,932), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 215.03 (U.S.$0.09) at December 31, 2014). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

The relative illiquidity of the Colombian securities markets may impair the ability of preferred shareholders and holders of ADSs to sell preferred shares underlying the ADSs.

Our preferred shares have been listed since February 1, 2011 on the Colombian Stock Exchange, which is relatively small and illiquid compared to securities exchanges in major financial centers. In addition, a small number of issuers represents a disproportionately large percentage of the market capitalization and trading volume on the Colombian Stock Exchange. A liquid trading market for the preferred shares or ADSs may not develop on the Colombian Stock Exchange or New York Stock Exchange, respectively. A limited trading market could impair the ability of a holder of preferred shares or ADSs to sell preferred shares (in the case of an ADS holder, obtained upon withdrawal of such shares from the ADR facility) on the Colombian Stock Exchange in the amount and at the price and time desired by such holder, and could increase the volatility of the market price of the preferred shares and the ADSs.

An active market for our preferred shares and the ADSs may not continue to develop or be maintained and the market price of our preferred shares and the ADSs may fluctuate in response to numerous factors.

Prior to our initial public offering in the United States, there was no market for our ADSs. A public market for the preferred shares currently exists in Colombia. Although our ADSs have traded on the NYSE since September 23, 2014 and our preferred shares were listed on the Colombian Stock Exchange on February 1, 2011, an active public market for the ADSs or preferred shares may not continue to develop or be maintained.

The market price of the ADSs and preferred shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including actual or anticipated fluctuations in our operating results, economic downturns, political events in Colombia, Central America or other jurisdictions where we operate, developments affecting the banking industry, changes in financial estimates by securities analysts or our failure to perform in line with such estimates, departures of key personnel, and sales of our preferred shares in the future, including by our banking subsidiaries who may have to sell our preferred shares obtained from investors who entered into loans with them to acquire our preferred shares in our offering of 1,600 million preferred shares on May 12, 2011, or the “Preferred Shares Local Offering.”  Furthermore, common shares may be converted into preferred shares on a 1-1 basis provided that our preferred shares do not exceed 50% of our total subscribed share capital. Preferred shares are available for deposit into the ADS Program.

Our banking subsidiaries extended a total of Ps 654.3 billion (U.S.$363.8 million at the representative market rate on May 12, 2011) of credit disbursed through 14,533 loans to finance the acquisition of preferred shares in the Preferred Shares Local Offering of which 172 loans representing Ps 169.6 billion (U.S.$70.9 million) were outstanding at December 31, 2014. The final loan will mature in 2021. Depending on the characteristics of the borrower, our banking subsidiaries may have required collateral, which may have included a pledge of the preferred shares that were subject to the financing. Such a pledge would permit our banking subsidiaries through a court procedure to seek the sale of the preferred shares if the borrower defaults. Our banking subsidiaries had, on an aggregate basis, pledges over 86,970,478 preferred shares related to loans made to third parties at December 31, 2014. All the loans are full-recourse loans. Under the terms of the pledges, each borrower is limited from selling the pledged shares until the loan is repaid. Under Colombian law, our banking subsidiaries must seek to sell any repossessed shares as banks are not permitted to hold shares issued by their parent. If changes in general economic conditions or other factors cause these borrowers to default on their loans, our subsidiaries will have to sell our preferred shares into the market, or alternatively, upon repayment of the loans, these borrowers will not be restricted from selling such shares in the market. As a result, the market price of our preferred shares and ADSs may decline.

Holders of ADSs and underlying preferred shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than those available in other jurisdictions, and our preferred shareholders have limited rights.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce the rights of shareholders under our by-laws and Colombian law. Under Colombian law, holders of our preferred shares may have fewer rights than shareholders of a corporation incorporated in the United States. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, a holder of our preferred shares under Colombian law may have fewer alternatives to protect its interests relative to actions by our board of directors or executive officers, and these alternatives may be less well-defined than under the laws of those other jurisdictions.

The Colombian securities markets are not as highly regulated or supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Colombia than in the United States and certain other countries, which may put holders of our preferred shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Our by-laws contain an arbitration clause that provides for the exclusive jurisdiction of an arbitral tribunal to be seated at the Bogotá Chamber of Commerce. The arbitration provision provides that any conflict arising among shareholders, or between shareholders and Grupo Aval, in connection with the by-laws must be resolved by an arbitral tribunal. In addition, holders of the ADSs and our preferred shares are not entitled to vote for the election of directors or to influence our management policies. Under our by-laws and Colombian law, holders of preferred shares (and, consequently, holders of ADSs) have no voting rights in respect of preferred shares, other than in limited circumstances.

Our ability to pay dividends on the ADSs or underlying preferred shares may be limited by Colombian law and because we are a holding company dependent on dividends from subsidiaries.

Under Colombian law, a company may only distribute dividends to the extent such distribution is fully supported by accurate financial statements demonstrating the financial condition of the company. Any dividends distributed in violation of this provision may not be reclaimed from shareholders who received such payments in good faith, and any subsequent distribution of profits may be suspended. In addition, dividends may not be distributed until losses from previous fiscal years have been absorbed. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the board of directors.

Our ability to pay dividends on the preferred shares represented by ADSs will be contingent upon the financial condition of our subsidiaries. Any of our banking subsidiaries may be restricted from paying dividends to us if such subsidiary does not meet its required regulatory capital ratios or does not have sufficient retained earnings. In addition, we conduct substantially all of our operations through subsidiaries and are dependent on dividends from our subsidiaries to meet our obligations.

Holders of ADSs may encounter difficulties in the exercise of dividend rights and in the limited voting rights of our preferred shares.

Holders of ADSs may encounter difficulties in exercising rights with respect to the preferred shares underlying ADSs. If we make a distribution to holders of underlying shares in the form of securities, the depositary is allowed, in its discretion, to sell those securities on behalf of ADS holders and instead distribute the net proceeds to the ADS holders. Also, under some circumstances, you may not be able to exercise your limited voting rights by giving instructions to the depositary.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the NYSE. We currently follow Colombian practices concerning corporate governance and intend to continue to do so. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. For example, Colombian law requires that at least 25% of our board of directors consist of “independent” directors within the meaning of Colombian law, whereas NYSE rules generally require that a majority of a domestic U.S. company’s board consist of “independent” directors within the meaning of NYSE rules. In addition, NYSE rules require non-executive directors of domestic U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Colombian law, and our non-executive directors do not meet formally without management present. See “Item 6. Director, Senior Management and Employees—C. Board Practices—Principal differences between Colombian and U.S. corporate governance practices.”

Preemptive rights may not be available to holders of preferred shares or ADSs.

Colombian law and our by-laws require that, whenever we issue new common shares, we must offer the holders of common shares the right to subscribe a number of shares of such class sufficient to maintain their existing percentage ownership of our aggregate share capital. On the other hand, holders of preferred shares, including holders of ADSs, are entitled to preemptive rights only when so declared at a meeting of holders of our common shares. Our common shareholders may decide not to provide for such preemptive rights. Also, U.S. holders of ADSs may not be able to exercise their preemptive rights through JPMorgan Chase Bank, N.A., which acts as ADR depositary for our ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Although we are not obligated to do so, we will consider at the time of any preemptive rights offering the costs and potential liabilities associated with any such registration statement, the benefits to us from enabling the holders of the ADSs to exercise those rights and any other factors deemed appropriate at the time, and will then make a decision as to whether to file a registration statement. Accordingly, we might decide not to file a registration statement in some cases.

If holders of ADSs are unable to exercise these rights because a registration statement has not been filed and no exemption from the registration requirement under the Securities Act is available, the ADR depositary may attempt to sell the holders’ preemptive rights and distribute the net proceeds from that sale, if any, to such holders, provided that, the meeting of holders of our common shares decides that holders of preferred shares are entitled to preemptive rights. The ADR depositary, after consultation with us, will have discretion as to the procedure for making preemptive rights available to the holders of ADSs, disposing of such rights and making any proceeds available to such holders. If by the terms of any preemptive rights offering or for any other reason the ADR depositary is unable or chooses not to make those rights available to any holder of ADSs, and if it is unable or for any reason chooses not to sell those rights, the depositary may allow the rights to lapse.

Whenever the rights are sold by the ADR depositary or such rights lapse, or if the common shareholders’ meeting does not grant preemptive rights to the holders of preferred shares, the equity interests of the holders of ADSs will be proportionately diluted.

Our ability to make payments on the ADSs may be adversely affected if we become unable to convert Colombian pesos to U.S. dollars or to transfer U.S. dollars abroad.

The Colombian government does not currently restrict the ability of Colombian persons or entities to convert Colombian pesos to U.S. dollars. However, the government may impose foreign exchange controls on dividend payments and remittances of interest and principal if the foreign currency reserves of the Central Bank fall below a level equal to the value of three months of imports into Colombia. Colombian law also allows the imposition of a deposit requirement with the Central Bank in connection with any foreign exchange transaction that may increase the cost of foreign exchange transactions or limit the amount of such transactions for a particular time. No such foreign exchange controls are currently applicable. Nevertheless, such restrictions may be imposed in the future, and any such restrictions could prevent, restrict or increase the price of our access to U.S. dollars, which we need to pay our foreign currency-denominated obligations.

We will be traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

Our preferred shares have traded on the Colombian Stock Exchange since February 2011 and on the NYSE since September 23, 2014. Trading in our ADSs or preferred shares on these markets will take place in different currencies (U.S. dollars on the NYSE and pesos on the Colombian Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Colombia). The trading prices of our shares on these two markets may differ due to these and other factors. Any decrease in the price of our preferred shares on the Colombian Stock Exchange could cause a decrease in the trading price of our ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the shares available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying preferred shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

If holders of ADSs surrender their ADSs and withdraw preferred shares they may face adverse Colombian tax consequences.

Although Colombian tax law does not specifically refer to the tax consequences applicable to an ADS holder withdrawing the underlying preferred shares, we believe, based on the advice of our Colombian counsel, that such a transaction should not result in a taxable event under Colombian law in the case of non-resident entities and non-resident individuals given the nature of the transaction. Nevertheless, this issue is not free from doubt, and the Colombian tax authorities may have a different interpretation of the law and may assess taxes on the conversion of ADSs into preferred shares based upon the difference between the market value of the preferred shares and the adjusted tax basis of the ADSs. Furthermore, an investor who surrenders ADSs and withdraws preferred shares will be subject to income taxes on any gain associated with the sale of such preferred shares.

Banking regulations, accounting standards and corporate disclosure applicable to us differ from those in the United States and other countries.

Colombian banking regulations may differ in material respects from regulations applicable to banks in other countries, including those in the United States. For example, in Colombia, we are not subject to regulations applicable to financial institutions, although our banking subsidiaries, Corficolombiana, Porvenir and certain of our other subsidiaries are subject to such regulations. In addition, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations and may differ from those of other countries.

Although we are required to prepare our financial statements in accordance with Colombian GAAP, we also prepare our audited consolidated financial statements included in this annual report in accordance with Colombian Banking GAAP, which differs in significant respects from U.S. GAAP and International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.” As a result, the financial statements of Colombian companies, such as ours, may differ from those of companies in other countries.

Until December 31, 2014 we had to prepare our financial statements in accordance with Colombian Banking GAAP, which differs in certain significant respects from IFRS. Following the adoption of IFRS beginning on January 1, 2015, our results of operations may differ significantly from previous amounts reported under Colombian Banking GAAP in our total shareholders’ equity and net income.

In 2009, the Colombian Congress passed Law 1314 and in 2012, the Colombian government enacted Decree 2784, which established the implementation of IFRS in Colombia. Colombian authorities proposed a schedule for the implementation of IFRS pursuant to which financial entities and Colombian issuers of securities in the public market such as Grupo Aval (i) had to prepare an opening transition balance sheet beginning on January 1, 2014 in accordance with IFRS, and (ii) will commence to prepare financial statements in accordance with IFRS no later than December 31, 2015 for the periods commencing on January 1, 2015.

Furthermore, through Decrees 1851 of August 29, 2013 and 3023 of December 27, 2013, the Colombian government decided to implement a partial application of IFRS with respect to the separate (unconsolidated) financial statements of financial entities and in the case of the consolidated financial statements of companies in Colombia—including financial entities—the Colombian government implemented a version of IFRS that differs in certain aspects from IFRS as currently issued by the IASB.  In addition to the foregoing, on December 23, 2014, the Congress of Colombia enacted Law No. 1739, which added a new net worth tax on the wealth of corporate entities, or “Wealth Tax”, pursuant to which companies in Colombia were authorized to record this tax affecting available equity reserves which differs from accounting treatment under IFRS as currently issued by the IASB.

Considering the above and current SEC regulations, if for the purpose of this annual report, we decided to implement IFRS, as currently issued by the IASB, we would no longer be required to include a reconciliation note of equity and income under U.S. GAAP in our consolidated financial statements. However, if for the purpose of this annual report, we decided to implement IFRS as applicable under Colombian regulations, we would still be required to continue to include a U.S. GAAP reconciliation note in our consolidated financial statements.

Adoption of IFRS, as applicable under Colombian regulations, is expected to have relevant effects on our accounting for some items of our consolidated financial statements as of December 31, 2015 for the periods commencing on January 1, 2015, and thereafter such as: (i) investments in fix income securities, (ii) allowances for losses on loans, (iii) taxes, (vi) cumulative translation adjustments, (v) reappraisal of assets and (vi) business combinations, (vii) loan origination fees and costs and (viii) employee benefit plans.

If we had implemented IFRS, as applicable under Colombian regulations, on January 1, 2014, our net income and our shareholders’ equity for the year ended December 31, 2014 would have moderately differed from our net income and our shareholders’ equity as reported under Colombian Banking GAAP.  In particular, we would have experienced a moderate decrease in our shareholders’ equity as of that date.

In addition, presentation of certain information in our consolidated financial results is expected to change, particularly in aspects such as: (i) non-controlling interest presented within equity, (ii) statement of other comprehensive income and (iii) income from non-financial sector.

Furthermore, our implementation of IFRS is expected to generate risk and investments derived from the impact on information technology, accounting reporting, internal control, credit risk assessment of the clients of our banking subsidiaries and other operational processes.

Judgments of Colombian courts with respect to our common and preferred shares will be payable only in pesos.

If proceedings are brought in Colombian courts seeking to enforce the rights of holders of our preferred shares, we will not be required to discharge our obligations in a currency other than Colombian pesos. Under Colombian law, an obligation in Colombia to pay amounts denominated in a currency other than Colombian pesos may only be satisfied in Colombian currency at the exchange rate, as determined by the Colombian Central Bank and published by the Superintendency of Finance, also known as Tasa Representativa del Mercado, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Colombian investors with full compensation for any claim arising out of or related to our obligations under the preferred shares, or indirectly, the ADSs.

U.S. investors in our preferred shares or the ADSs may find it difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.

We are incorporated under the laws of Colombia, and all of our subsidiaries are incorporated in jurisdictions outside the United States. In addition, our executive offices are located outside of the United States. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets and the assets of most of our officers and directors are, and will most likely continue to be, located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve legal process within the United States upon us or any of these persons or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries where we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

There is also substantial doubt that the courts of Colombia would enter judgment in original actions brought in those courts predicated on U.S. federal or state securities laws. We have been advised by our Colombian counsel that there is no legal basis for original actions to be brought against us or our directors and executive officers in a Colombian court predicated solely upon the provisions of the U.S. federal or state securities laws. In addition, certain remedies available under provisions of the U.S. securities laws may not be admitted or enforced by Colombian courts.

Grupo Aval’s by-laws contain an arbitration provision that provides for the exclusive jurisdiction of an arbitral tribunal to be seated at the Bogotá Chamber of Commerce. The arbitration provision provides that any conflict arising among shareholders, or between shareholders and Grupo Aval, in connection with the by-laws must be resolved by the arbitral tribunal. See “Item 4. Information on the Company—B. Business overview—Service of process and enforcement of judgments.”

ITEM 4.  INFORMATION ON THE COMPANY

A.	History and development of the company

Our company

We are Colombia’s largest banking group based on total assets, and for the period from 2010 to 2014, we have been the most profitable among our principal competitors in the Colombian market based on an average of ROAE and an average of ROAA (calculated as the average of the ROAEs and ROAAs for each of the five most recent fiscal years). We are also the largest banking group in Central America based on total assets as of December 31, 2014. We provide a comprehensive range of financial services and products ranging from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

Colombian operations

Our operations in Colombia currently consist of four commercial banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest pension and severance fund manager (Porvenir) and the largest merchant bank (Corficolombiana). We acquired 99.99% of the outstanding shares of Horizonte on April 18, 2013 and, on December 31, 2013, we completed the merger of Horizonte into Porvenir. The merger of Horizonte into Porvenir positions us as the market leader in the management of mandatory pension funds and severance funds in Colombia. See “—B Business overview—Competition—Pension and severance fund management – Porvenir.” Our Red de Grupo Aval (Grupo Aval network) is the largest combined network of ATMs and branches in Colombia and has been a key element of our competitive positioning in the Colombian market, with 1,418 branches and 3,791 ATMs at December 31, 2014. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red de Grupo Aval (Grupo Aval network).

Under our multi-brand strategy, each of our banks focuses on particular types of customers, geographic regions and products. Our banks are encouraged to compete among themselves and with other market participants, while operating within central strategic guidelines established by our management. We believe that this strategy has contributed to our strong financial performance and allowed us to provide an integrated service network to our customers. Underlying Grupo Aval’s competitive strengths are group-level policies focused on comprehensive brand management, strategic planning, general procurement, risk management, convergence of technologies and cost controls that we believe promote best practices, realization of synergies and efficiency across our subsidiaries.

The following tables show our ROAA, ROAE and efficiency ratio and that of our Colombian banking subsidiaries and principal competitors on a consolidated basis, and Colombian market share information.

	At and for the year ended December 31, 2014
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Consolidated(1)	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
ROAA(2)	1.7	1.5	2.2	1.9	1.5	1.3	1.7	1.3
ROAE(3)	13.5	12.0	14.5	15.9	12.4	12.8	16.3	15.0
Efficiency ratio (4)	49.7	45.1	53.3	53.6	51.0	48.7	53.7	45.3
Colombian market share:
Net income	19.0	15.1	4.8	2.5	41.4	16.8	12.6	6.1
Deposits	14.6	7.2	3.7	3.0	28.5	20.2	11.9	11.4
Gross loans and financial leases	13.7	6.9	4.3	2.3	27.2	23.1	13.5	10.2
Assets	15.1	6.9	3.8	2.5	28.3	22.6	12.4	9.4
Branches	13.1	3.8	4.3	5.2	26.3	14.8	10.8	8.7
ATMs	12.0	2.3	8.1	3.9	26.3	27.2	11.5	8.4

Source: Company calculations for ROAA, ROAE and efficiency ratio for competitors are based on each entity’s respective financial statements that are publicly available on their websites. Colombian market share information is based on unconsolidated data filed with the Superintendency of Finance, except for figures relating to Grupo Aval’s branches and ATMs, which are derived from Company data. Colombian market share data for Grupo Aval is based on aggregate figures. For market share information on each of our banking subsidiaries see “—B. Business overview—Our operations.”

(1)	ROAA, ROAE and efficiency ratio reflect ratios of Grupo Aval calculated on a consolidated basis. Market share information is calculated on an aggregated basis.

(2)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(4)	For methodology used to calculate efficiency ratio, see note (1) to the table under “Item 3. Key Information—A. Selected financial data—Non-GAAP measures reconciliation—Efficiency ratio.”

Central American operations

Through our BAC Credomatic operations, we are the largest banking group in Central America based on consolidated assets. We have a leading Central American presence with operations that are complementary to our Colombian businesses and a leading position in the consumer and credit card banking businesses in the region.

We have operations in six Central American countries (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá) and Mexico. We are one of the leading credit card issuers and merchant-acquiring franchises in Central America and have the only network that processes all major credit card brands in the region.

Through a network of 635 points of contact (including 351 full-service branches, 40 in-store branches, 216 on-site branches and 28 auto/drive-thru branches) and 1,638 ATMs at December 31, 2014, BAC Credomatic has more than 3.2 million customers and serves a region with a population of approximately 44.5 million, providing significant opportunity for growth in financial services. Our Central American operations represented 26.0% of our assets at December 31, 2014.

Since acquiring BAC Credomatic in December 2010, we have implemented some of our best practices from our Colombian operations, improving its efficiency ratio from 65.7% in 2010 to 57.1% in 2014. In addition (calculated under its U.S. GAAP financials), net income attributable to shareholders improved from Ps 362.0 billion (U.S.$151 million) in 2010 to Ps 721.5 billion (U.S.$302 million) in 2014. BAC Credomatic’s ROAE was 17.4% and its ROAA was 1.9% in 2010 compared to an ROAE of 19.3% and an ROAA of 2.1% in 2014.

We believe we can further improve our performance in Central America and continue to improve BAC Credomatic’s efficiency ratio. The efficiency ratio for our Colombian operations was 49.3% for the year ended December 31, 2014. We also believe we can leverage Grupo Aval’s expertise to increase BAC Credomatic’s share in corporate lending within Central America.

The following table shows market shares and other metrics of our Central American operations and that of our principal competitors in Central America, excluding Panamá.

	At December 31, 2014
	Grupo Aval Central America (1)	Banco Industrial	Scotiabank Central America	G&T Continental	Citibank Central America	Bancolombia Central America
	(in percentages)
Central American market share:
Deposits	11.1	10.3	3.9	7.5	3.5	6.8
Loans and financial leases	12.6	9.5	5.1	5.9	3.4	7.6
Shareholders’ equity	12.5	8.3	4.6	5.5	5.2	8.1
Net income	17.4	13.3	2.9	6.8	2.2	8.8

Source: Calculated based on data aggregated from the local superintendencies of Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua. Market share data is determined based on the sum of each bank’s operations in the above-mentioned countries. This comparison excludes Panamá due to the difficulty of separating international from local businesses of Panamanian banks. Including both of these businesses, our market shares in deposits and loans and financial leases in Panamá are 5.8% and 5.6%, respectively, at December 31, 2014.

(1)  Reflects LB Panamá operations including BAC Credomatic.

Our business strengths

We believe that we have achieved our leading positions in the Colombian and Central American financial services industry through the following competitive strengths.

Largest banking and financial services operator in most financial sectors in Colombia

We are the largest participant in most sectors of the Colombian banking market, with market-leading shares of 30.0% of commercial loans and 27.9% of consumer loans, at December 31, 2014. We also have the largest market share of deposits, 28.5%, at December 31, 2014. Our Red de Grupo Aval (Grupo Aval network) is the largest combined ATM and branch network in the country and has been a key element of our competitive positioning in the Colombian market. At December 31, 2014, our ATMs and branches represented 26.3% of both total ATMs and branches in Colombia. Porvenir is a market leader in funds under management with a market share of 44.2% in mandatory fund management and 49.7% in severance fund management, respectively, both at December 31, 2014. In addition, Porvenir has the highest percentage of net income, 47.6%, among the main market participants in Colombia for the six-month period ended December 31, 2014. Corficolombiana, our merchant bank, is the largest financial corporation in Colombia.

Leading banking operations in Central America

BAC Credomatic is the leading financial group in Central America with a record of strong financial performance. Its ROAE (calculated under its U.S. GAAP financials) was 23.4% for the year ended December 31, 2012, 22.3% for the year ended December 31, 2013 and 19.3% for the year ended December 31, 2014. BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club, and has the only network in the region that processes all major credit card brands. BAC Credomatic’s customer base and distribution network are sizable in comparison with our Colombian banks. BAC Credomatic’s market share in terms of gross loans varies in the different countries as follows, as of December 31, 2014: 13.1% in Costa Rica, 11.5% in El Salvador, 9.7% in Guatemala, 13.7% in Honduras, 26.2% in Nicaragua and 5.6% in Panamá. We expanded our operations in Central America with the acquisitions of BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador during 2013.

Strong track record of profitability and growth

We believe that our leading position in the Colombian market, cross-bank synergies, economies of scale, low-cost funding and operating efficiencies have helped us achieve stable profits. Our average ROAE of 17.9% and average ROAA of 2.0% for the 2010 to December 31, 2014 period (calculated as the average of the ROAEs and ROAAs for each of the five most recent fiscal years) have been the highest among our principal competitors in the Colombian market. Our consolidated net interest margin (net interest income divided by total average interest-earning assets) has ranged from 7.2% at December 31, 2010 to 5.8% at December 31, 2014. We believe that the average ROAA and ROAE for the 2010 to December 31, 2014 period have outperformed those of our competitors mainly due to strong yields on loans (from the diversified loan portfolio provided by our multi-brand banking subsidiaries), significant yields from our investment portfolio, a low-cost funding structure, appropriate net provisions and better efficiency ratios. Our total assets have grown at a CAGR of 16.5% from December 31, 2010 to December 31, 2014. During the same period, our total deposits have grown at a CAGR of 15.8%. We have accomplished our growth through organic expansion and strategic acquisitions.

Diversified and competitive sources of funding

We have access to diverse sources of funding, including deposits and debt securities placed in Colombian and international capital and credit markets, which results in a competitive cost of funding for our operations. At December 31, 2014, our market share of total deposits in Colombia was 28.5%, supported by a 36.0% market share in checking accounts and a 27.0% market share in savings accounts. Deposits represented 78.1% of our total funding at December 31, 2014 compared to 77.0% at December 31, 2010, which provides us with a stable and cost-effective funding base.

As a result of our efforts to broaden our funding base, we increased our funding from Ps 82.6 trillion (U.S.$34.5 billion) at December 31, 2010 to Ps 146.4 trillion (U.S.$61.2 billion) at December 31, 2014. On May 12, 2011, we completed an offering of preferred shares, raising Ps 2.1 trillion (U.S.$1.1 billion at the date of issuance) in gross proceeds. On February 1, 2012, we successfully completed our inaugural international bond offering of U.S.$600 million (Ps 1,083.6 billion at the date of the issuance) of 5.25% Senior Notes due 2017 and on September 26, 2012 we issued U.S.$1.0 billion (Ps 1.8 trillion at the date of the issuance) of 4.75% Senior Notes due 2022 in the international markets. Between December 16, 2013 and January 17, 2014, we issued an aggregate of 1,855,176,646 common shares, pursuant to a preemptive rights offering, raising Ps 2.4 trillion (U.S.$1.3 billion). We issued an aggregate of 1,874,074,060 preferred shares, in the form of 93,703,703 ADSs in our initial public offering of ADSs, raising U.S.$1.3 billion, (Ps 2.4 trillion). We believe that our funding base supports our initiatives to expand our businesses.

Sound risk management

We believe we have asset quality that is superior to our principal competitors. Our aggregate ratio of loans past due more than 30 days over total loans was 2.6% at December 31, 2014, the lowest among our principal competitors on an unconsolidated basis. Bancolombia’s ratio was 2.8%, Davivienda’s was 3.5% and BBVA Colombia’s was 2.7% at December 31, 2014. We have maintained our relative consolidated asset quality, as evidenced by our ratio of nonperforming loans to total loans of 1.9% at December 31, 2014 and our ratio of charge-offs to average outstanding loans of 1.3% at December 31, 2014. In addition, we believe that our reputation as a banking group that pursues conservative policies has allowed us to consistently retain and attract new customers. Each of our banking subsidiaries has a comprehensive risk management system, which we view as fundamental to their long-term stability and viability, which enables them to identify risks and resolve potential problems on a timely basis. In addition, we have established upward loan reporting processes, and our risk management staff meets on a weekly basis to discuss the loan portfolio, risks, opportunities and developments in the industry.

Each of our banks and Grupo Aval on an aggregate basis are well-capitalized above the minimum capital adequacy mandatory ratios as calculated under Colombian capital adequacy regulations.

Multi-brand business model

Our differentiated multi-brand business model builds on the individual strengths of our banking subsidiaries and the market-wide recognition of their brands. Each of our banks has developed a focus on particular and, to a degree, overlapping market sectors, geographic regions, services and products. We believe that this specialization has contributed to the individual success of our banks and the diversity of Grupo Aval as a whole. Our banking subsidiaries in Colombia operate as four independent banks that are encouraged to compete among themselves and with other market participants, while operating within central guidelines established by us in the areas of internal control, credit risk management, brand management, strategic planning, general procurement and information technology. These guidelines, together with group support services, are designed to allow each bank to achieve economies of scale and benefit from cross-bank synergies and group-wide best practices without inhibiting individual competition and the decision-making abilities of each bank’s management. We may, in the future, consider merging one or more of our subsidiaries in our group or additional business we may acquire if meaningful improvements in efficiencies, revenue or other benefits could be achieved.

Focus on group-wide best practices

We apply group-wide best practices to all of our operating subsidiaries. These practices are designed to encourage a consistent approach with respect to effective risk management, efficient use of capital, cost control, brand management, general procurement and integration of information technology. We believe that these practices have helped us achieve economies of scale and synergies to reduce operating and administrative costs. For the year ended December 31, 2014, we had a consolidated efficiency ratio of 51.0%, and our banking subsidiaries had efficiency ratios ranging from 45.1% (Banco de Occidente) to 53.6% (Banco AV Villas).

Experienced management teams

Our qualified and experienced management teams, both at the group and operating subsidiary levels, have played a key role in guiding our growth. Our chairman, Mr. Sarmiento Angulo, has over 55 years of business experience, including 40 years in the banking and related financial services industry. Our president, Mr. Luis Carlos Sarmiento Gutiérrez, has over 20 years of experience in the banking and related financial services industry and over 30 years of business experience as an executive in Colombia and the United States. We believe that the strength of our management at all levels has enabled us to become Colombia’s largest banking group, and we have been its most profitable based on our average of ROAE and average of ROAA, for the 2010 to December 31, 2014 period (calculated as the average of the ROAEs and ROAAs for each of the five most recent fiscal years and the year ended December 31, 2014), among our principal competitors in the Colombian market. Our and each of our operating subsidiaries’ management teams are dedicated to formulating and executing business strategies through a culture of excellence, innovation and cooperation, which has served as our guiding vision throughout the various acquisitions and initiatives undertaken by Grupo Aval.

Our strategy

Our overall objectives are to build upon our competitive strengths to pursue opportunities for growth and to enhance our long-term financial performance. To achieve these objectives, we intend to pursue a strategy with the following key elements:

Further penetrate the Colombian market

We believe that Colombia offers significant opportunities to expand our business because of the country’s strong economic fundamentals and low penetration rates for banking and other financial services and products, as compared to other countries in the region. For example, according to the 2013 World Bank Development Indicators, domestic credit to the private sector accounted for 50.2% of GDP in Colombia as compared to 105.9% for Chile and 70.7% for Brazil, in each case, as of December 31, 2013. See “—Industry—Colombia—Credit volumes.” Furthermore, according to the Colombian Central Bank, Colombia’s GDP expanded 4.3% in 2013 and 4.6% in 2014. We anticipate that demand for financial services and products will increase across all customer sectors. As Colombia’s leading banking group, and drawing upon our distinctive multi-brand business model, we believe that we are well-positioned to take advantage of this significant growth potential.

We believe we offer the most comprehensive range of banking services and products in Colombia, and we continually seek to expand these offerings to meet evolving customer needs and enhance our profitability. We believe we can capture additional revenue by improving our market share in segments and products where we have not historically focused in the past (for example, credit cards in Colombia, mortgages and payrolls). In addition, we are also expanding our cross-selling efforts to our over 9.7 million banking clients and our over 10.1 million pension fund clients in Colombia.

Furthermore, we are currently implementing initiatives to increase our non-interest income, which consists primarily of net fee income. Net fee income accounted for 26.7% of our consolidated total operating income before net provisions for the year ended December 31, 2014. We believe we can expand the contribution of non-interest income to our profitability in future periods by, for example, expanding our offering of bancassurance (i.e., bank-

offered third-party insurance products) through our distribution networks and credit card fee income through an increase in credit card loan volume across all of our banks.

We are also studying initiatives to develop cost-effective channels, such as mobile banking (Transfer Aval) and risk management tools to extend our banking services to under-penetrated segments of the Colombian population that have a low use or that do not currently use banking services. We are also implementing initiatives to encourage the migration of some banking transactions from branches to lower cost channels such as Corresponsales Bancarios and digital channels.

Further penetrate the Central American market

We plan to continue executing our multi-brand business model and maintain the BAC Credomatic brand. We intend to capitalize on the expansion of the Central American market as we believe that BAC Credomatic and our recent Central American acquisitions will offer us significant opportunities for organic and acquisition growth in financial services in this region. In order to improve operational efficiency and increase market share in key sectors, we intend to continue to share our group-wide commercial and operational standards and best practices with BAC Credomatic, while capitalizing on its regional expertise, brand recognition, customer base, and financial services and products, such as credit card issuance and merchant-acquiring businesses. We believe we can continue improving BAC Credomatic’s efficiency ratio, which for the year ended December 31, 2014 was 57.1%, compared to 49.0% for Grupo Aval’s Colombian operations, by implementing our best practices at BAC Credomatic.

We expect that our recent Central American acquisitions will enable BAC Credomatic’s franchise to grow in Panamá and Guatemala, benefiting from expected GDP growth in each of those markets and increased banking penetration, supported by the creation of further synergies.

Continue capitalizing on synergies and improving efficiencies

We believe that there is additional room to create synergies among our subsidiaries and leverage their combined strength without affecting our multi-brand business model. Through areas such as our vice presidencies of Shared Services and of Strategy we intend to continue identifying and working on group-wide projects, mainly in information technology, service channels (branches, ATMs, digital channels) and implementation of commercial and operational best practices. We will continue to seek economies of scale by fostering procurement of goods and services for multiple subsidiaries, which we believe have contributed to improvements in our efficiency ratios. As another example, we are executing a plan to sequentially replace the core banking systems in our subsidiaries to converge in time to a common platform.

Pursue other selected acquisitions and increase our controlling interests in our subsidiaries

We have a proven track record of identifying, acquiring and integrating interests in companies we believe have strategic value to us. We are interested in expanding our businesses in Colombia and Central America and into other regions. We will continue to seek opportunities to further expand into new geographies and will evaluate potential acquisition targets that would enable us to grow and consolidate our franchise through the services and products we offer and the markets we can access. We actively consider additional strategic investments, alliances and acquisitions, principally in Colombia, Central America and other selected Latin American countries, which may materialize, if we believe they will be both strategic and accretive to our existing businesses. We may also continue acquiring additional shares to increase our controlling interests in certain of our banking subsidiaries. During 2014, we increased our beneficial ownership of the outstanding share capital of Banco de Bogotá by 0.2% to 67.8% and of Banco de Occidente by 0.1% to 72.2% through purchase of shares in the open market. In December 2014, we further increased our ownership in Banco de Bogotá by 0.9% to 68.7% through the Banco de Bogotá capitalization process in connection with the issuance of preemptive shares. During 2013 we expanded our operations in Central America with the acquisitions of BBVA Panamá (now merged into BAC International Bank, Inc.) and Grupo Reformador.

Oversight

As the holding company of the group, we closely monitor the performance of our banking subsidiaries. We actively participate in developing each banking subsidiary’s long-term business plan, and we require each of our banking subsidiaries to present to us a yearly budget and profitability targets. We develop our own independent profitability targets for each banking subsidiary before discussing and recommending any changes thereto with its management team. In addition, we make recommendations for setting the compensation of management in each of our banking subsidiaries annually, and link incentive compensation to achieving budget goals and other financial and strategic performance targets.

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

Strategic focus

From time to time, our banks explore merger and acquisition opportunities and, as part of its equity portfolio management activities, Corficolombiana makes investments in strategic sectors. Through areas such as our vice presidency of strategy, we provide support to our banking subsidiary management teams in identifying opportunities, negotiating favorable outcomes and implementing acquisitions. We independently assess a prospective target’s strategic fit with the acquiring banking subsidiary and within our group as a whole. In addition, we explore new business initiatives and often recommend new product lines and services to our banks, such as bancassurance, and provide assistance to our banks in evaluating, negotiating and implementing acquisitions such as Banco de Bogotá’s acquisition of Megabanco and Banco de Occidente’s acquisition of Banco Unión and the acquisition of Horizonte. Our acquisitions of BAC Credomatic, BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador reflect our approach to identifying and pursuing growth opportunities outside of our existing portfolio.

Credit risk management

Although each banking subsidiary is responsible for its credit decisions and risk management, we oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in the industry, risks and opportunities. For potential loan transactions that would result in an aggregated exposure to a single issuer exceeding Ps 30 billion on a consolidated basis at the group level, our risk management staff will evaluate the transaction and will often make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). We also coordinate loan syndication among our banks to effectively leverage the combined equity of our banks and manage any risk issues. For a discussion of our risk management guidelines, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk management.”

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

Network integration

Each banking subsidiary is responsible for its information technology systems and distribution network; however, we seek to maximize the effectiveness of our distribution network and the levels of customer service and customer retention across all our banks through our Red de Grupo Aval (Grupo Aval network), which connects all of our banks’ networks. Our network allows each of our banking subsidiaries’ customers to access basic banking services at any ATM or branch office in any of our banks. Although each banking subsidiary maintains its own information technology system, Grupo Aval works to identify potential synergies and assists in the implementation of technology and products developed at the Grupo Aval level within our banks, and the standardization of technology and processes across our banks. For example, we are developing a new technology model based on service-oriented architecture for our institutions. For a discussion of our current technology projects, see “—B. Business overview—Other corporate information—Technology.”

Our markets

Colombia

The majority of our operations are located in Colombia, representing 79.3% and 75.4% of our net income and gross loan portfolio, respectively, and in the six countries in Central America, representing 20.7% and 24.6% of our net income and gross loan portfolio, respectively, in each case for and at the year ended December 31, 2014.

We believe that Colombia’s financial system presents significant growth potential given its favorable economic conditions and low penetration rate for banking and financial services compared to other countries in the Latin American region such as Brazil and Chile. According to data from the IMF, at December 31, 2014, Colombia’s population and economy were the third and fourth largest in Latin America, respectively. According to DANE, in 2014 Colombia’s population was approximately 47.7 million people and its nominal GDP was Ps 756.1 trillion (U.S.$377.9 billion). Colombia’s nominal GDP per capita increased from Ps 7.93 million in 2005 (U.S.$3,417 using the average exchange rate for that year) to Ps 15.86 million in 2014 (U.S.$7,930 using the average exchange rate for that year).

During the ten-year period ended December 31, 2014, Colombia outperformed the average GDP growth rate for Latin America by 1.2 percentage points, while reducing the country’s dependency on foreign financing as reflected in the country’s external debt to GDP ratio of 24.2% at December 31, 2013 and 26.8% at December 31, 2014. According to IMF data, Colombia has achieved GDP growth every year during the last half century (other than 1999). Unlike other emerging Latin American countries, Colombia has regularly met all principal and interest payments on external debt and has avoided hyperinflation, maintaining a single-digit inflation rate for the ten years ended December 31, 2013 and also throughout all of 2014. According to the Central Bank of Colombia, or the “Colombian Central Bank,” Colombia’s annual inflation rate for 2013 was 1.9%, the lowest rate since 1954 and down from 2.4% for 2012. Annual inflation for 2014 was 3.7% as of December 31, 2014. These economic fundamentals, together with Colombia’s record as a stable democracy, account for Colombia’s relative strength during the recent global economic and financial crisis.

During the ten-year period ended December 31, 2014, according to the Superintendency of Finance, Colombia’s financial system grew at a compounded annual growth rate, or “CAGR”, of 13.3% in terms of loan balances outstanding and 10.6% in terms of deposits, on an inflation-adjusted basis, compared to 4.7% for the country’s GDP during the same ten-year period ended December 31, 2014. Despite this recent growth, Colombia’s bank-loans-to GDP ratio remains relatively low, with an approximate 37.9% ratio at December 31, 2014, according to the Superintendency of Finance. Using the ratio of domestic credit to the private sector to GDP, provided by the World Bank, Colombia stands at 50.2% compared to 105.9% for Chile, 70.7% for Brazil, 31.4% for Peru and 30.6% for Mexico at December 31, 2013, the most recent date for which such data is available.

Central America

We view Central America as a strategic region that meets our expansion criteria. At December 31, 2014, Central America had a total population of approximately 45.4 million, making it the fourth largest market in Latin America by population. At the same date, Central America posted a combined GDP of U.S.$208.9 billion, ranking the region as the sixth largest economy in Latin America. According to the IMF, Central America’s GDP grew 4.0% in 2014, below the growth rate for Colombia of 4.6%, and is expected to grow at an annual average rate of 4.3% between 2015 and 2017, compared to Colombia’s expected average growth rate of 3.7% during the same period. In terms of banking penetration, Central America had a ratio of domestic credit to the private sector to GDP of 48% as of December 31, 2013, mainly driven by Panamá’s 70.7% ratio. This indicator for the other countries in the Central American region ranges from 28.8% to 55.2%, which we believe positions the financial sector to outperform GDP growth. We also see the additional penetration of credit cards in the population as an important growth opportunity in Central America.

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

•
In 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions to Grupo Aval. The Red de Grupo Aval (Grupo Aval network) was also established in 1998 to provide an integrated service network of branches and ATMs;

•
In 1999, we conducted our initial public equity offering in Colombia and listed our common shares on the Colombian Stock Exchange under the ticker symbol “GRUPOAVAL” raising Ps 62.5 billion (U.S.$35.3 million) in gross proceeds. Grupo Aval’s initial public offering was the first large-scale equity offering of a Colombian company to the general public, which allowed several thousand investors to become our shareholders;

•
Corficolombiana, which was founded in 1959 as an affiliate of Banco de Bogotá, acquired and merged with several merchant banks between 1997 and 1999, including Corfitolima, Corfiprogreso, Corfes, Corfiboyacá, Corfisantander, Corfiandes and Indufinanciera. In 2005, Corfivalle, also a merchant bank merged with Corficolombiana;

•	In 2007, we conducted our second public offering of common shares pursuant to a preemptive rights offering in Colombia, raising Ps 372.0 billion (U.S.$210.4 million) in gross proceeds;

•	On December 9, 2010, we acquired BAC Credomatic from GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation;

•	In 2011, we registered our preferred shares with the SEC;

•	In 2011, we concluded our first offering of our preferred shares pursuant to a preemptive rights offering in Colombia, raising Ps 2.1 trillion (U.S.$1.1 billion) in gross proceeds;

•	In February 2012, we completed our first international bond offering, issuing Ps 1,083.6 billion (U.S.$600 million) at the date of the issuance of our 5.25% Senior Notes due 2017;

•	In September 2012, we completed our second international bond offering, issuing Ps 1,795.7 billion (U.S.$1.0 billion) at the date of the issuance of our 4.75% Senior Notes due 2022;

•	On April 18, 2013, we acquired Horizonte and on December 31, 2013, we completed the merger of Horizonte into Porvenir;

•
On December 19, 2013 and December 23, 2013, we expanded our Central America operations with the acquisitions of BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador, respectively;

•
On January 17, 2014, we completed our third public offering of common shares pursuant to a preemptive rights offering of 1,855,176,646 common shares, or the “Common Share Rights Offering,” raising Ps 2.4 trillion (U.S.$1.3 billion); and

•
In September 2014, we completed a SEC-registered initial public offering in the United States of 93,703,703 American Depositary Shares, or ADSs, each representing 20 preferred shares, including 12,222,222 ADSs sold to the underwriters to cover over-allotments. We raised U.S.$1.3 billion in gross proceeds. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “AVAL” on September 23, 2014.

Grupo Aval Acciones y Valores S.A. is a sociedad anónima, incorporated under the laws of Colombia on January 7, 1994 under the name Administraciones Bancarias S.A. On April 18, 1997, the company changed its name to Sociedad A.B. S.A., and on January 8, 1998, to Grupo Aval Acciones y Valores S.A.

B.	Business overview

Our operations

We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), a pension and severance fund manager (Porvenir), our merchant bank (Corficolombiana) and our Central American banking group (BAC Credomatic).

Source: Company data at December 31, 2014.

(1)
Porvenir, Corficolombiana and BAC Credomatic are subsidiaries of Banco de Bogotá, whose financial data is consolidated into Banco de Bogotá’s results. Ownership percentages shown include direct and indirect participation.

(2)
This acquisition was completed on December 9, 2010. BAC Credomatic’s results of operations prior to December 1, 2010 are not included in the results of operations that are described in this annual report.

(3)	Mr. Sarmiento Angulo beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 0.8% of Banco Popular, 15.5% of Banco AV Villas and 0.3% of Corficolombiana, at April 22, 2015.

(4)	On December 17, 2014, Grupo Aval acquired from Banco de Occidente a 9.3% direct interest in Corficolombiana through the purchase of 20,008,260 common shares.

We believe that each of our banks, as well as Porvenir, Corficolombiana and BAC Credomatic have a strong reputation in the market within their individual sectors. Each of our banks and Corficolombiana are publicly-traded on the Colombian Stock Exchange, and the remaining shares in these companies that are not beneficially owned by Mr. Sarmiento Angulo are held by minority shareholders.

Colombian Banking Operations

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the largest bank in Colombia based on net income for the year ended December 31, 2014. Banco de Bogotá had market shares of 14.6% of deposits and 13.7% of loans at December 31, 2014. It is also the largest financial institution within our group by assets and the largest contributor to our net income before income tax expense and non-controlling interest. Banco de Bogotá is a full-service bank with nationwide coverage in Colombia and a comprehensive portfolio of services and products, distributed through a network of 704 branches and 1,737 ATMs. While Banco de Bogotá serves all segments in the market through differentiated service and product offerings, it is particularly focused on commercial lending with a market share of 18.2% of commercial loans at December 31, 2014.

Banco de Occidente is the fifth largest bank in Colombia, based on assets and loans at December 31, 2014. It focuses on enterprise customers, state-owned entities and retail customers and has a leading presence in the southwest region of Colombia. Banco de Occidente has the second largest market share in Colombia, with 25.0% at December 31, 2014, in the financial leasing business, the second largest market share, with 18.0% at December 31, 2014, in the vehicle financing business, and the third largest market share, with 11.5% at December 31, 2014, in checking accounts, given its strong presence in corporate and public sector clients.

Banco Popular is the pioneer of, and the market leader in, payroll loans and is a leading provider of financial solutions to government entities throughout Colombia. Banco Popular achieved strong returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which results in consumer loans with a substantially lower-risk profile (consumer past-due loans of 2.5% compared to a banking system average of 4.3% at December 31, 2014).

Banco AV Villas is a consumer-focused bank, which targets mid-income segments of the population and serves its clients through a nationwide service-point network and an advanced mobile banking platform. It is also Grupo Aval’s most active bank in terms of usage of non-traditional channels (mobile banking, banking correspondents and virtual branches). Over the past decade, Banco AV Villas has evolved from being a lender exclusively focused on mortgages to a diversified consumer bank. Banco AV Villas’ risk management systems provide it with real-time and in-depth credit quality analyses that allow the bank to approve consumer loans on an accelerated basis.

Pension and Severance Fund Management Administration

Porvenir is the leading private pension and severance fund management business in Colombia, based on funds under management, with a 43.0% market share of assets under management at December 31, 2014. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Porvenir has experienced a 15.9% CAGR in net income in the 2010 to 2014 period. Porvenir is the most profitable and efficient pension and severance fund manager in Colombia, with an ROAE of 27.1% for 2011, 30.1% for 2012, 20.9% for 2013 and 23.4% for the year ended December 31, 2014. Porvenir completed the merger by absorption of Horizonte, a recently acquired pension and severance fund management business in Colombia, on December 31, 2013.

Merchant Banking

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2014. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including, in particular, financial services, infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) leasing, fiduciary and private banking. Corficolombiana’s ROAE was 10.2% for 2012, 15.3% for 2013 and 9.8% for the year ended December 31, 2014.

Central American Operations

BAC Credomatic is the leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panamá and Mexico. BAC Credomatic is a full-service financial institution with one of the leading credit card issuance and merchant-acquiring franchises in Central America. It has achieved processing volumes of U.S.$13,867 million for the year ended December 31, 2014 and U.S.$12,604 million for the years ended December 31, 2013, in the merchant acquiring business, which compares favorably to processing volumes of other leading Latin American issuers. BAC Credomatic’s ROAE (calculated under its U.S. GAAP financial statements) was 21.8% in 2011, 23.4% in 2012, 22.3% in 2013 and 19.3% for the year ended December 31, 2014. On December 19, 2013, Banco de Bogotá acquired BBVA Panamá through its subsidiary, LB Panamá, for U.S.$505 million (Ps 982.5 billion at the date of the transaction). On December 23, 2013, BAC Credomatic acquired Grupo Reformador through its subsidiary, Credomatic International Corporation for U.S.$421 million (Ps 815.0 billion at the date of the transaction). On December 9, 2014, Banco BAC de Panamá’s operations were merged with BAC International Bank, Inc.

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

Since December 31, 2000 through December 31, 2014, we have increased our market share by 5.9% in deposits and 4.7% in loans. Acquisitions have accounted for 3.3% of the increase in deposit market share and 4.1% of the increase in loan market share.

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

Deposits

We have the largest market share of total deposits, with an aggregate of 28.5% of all deposits in Colombia at December 31, 2014. Our principal competitor banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 20.2%, 11.9%, and 11.4%, respectively, at December 31, 2014. At December 31, 2014, we had increased our market share of total deposits by 5.9% since 2000.

The following graph presents the market share of deposits in Colombia for the period from 2010 to December 31, 2014.

Market share by deposits

Source: Company calculations based on information published by the Superintendency of Finance.

(1)   Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2014.

	At December 31, 2014
	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Checking accounts	36.0	23.7	10.2	9.9	20.2
Savings accounts	27.0	23.1	12.5	11.9	25.5
Time deposits	28.3	14.6	12.6	12.1	32.5
Other deposits(2)	12.3	13.3	4.7	4.9	64.7
Total deposits	28.5	20.2	11.9	11.4	28.1

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

(2)	Other deposits consist of correspondent bank deposits, cashier checks and collection services.

At December 31, 2014, deposits represented a larger share of our total funding than that of most of our principal competitor banks, and we had a higher concentration of checking accounts, which are generally the lowest cost source of funds. The table below presents the total funding mix of the market at December 31, 2014.

	At December 31, 2014
	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Funding:
Deposits	82.7	72.3	74.0	89.9	77.2
Other funding	17.3	27.7	26.0	10.1	22.8
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	22.1	20.5	15.1	15.2	12.6
Savings accounts	45.6	54.9	50.7	50.2	43.8
Time deposits	30.9	22.5	32.9	33.1	36.1
Other deposits	1.4	2.1	1.3	1.4	7.5
Total deposits	100.0	100.0	100.0	100.0	100.0
Average funding rate:
Average deposit rate	2.9	2.2	2.7	3.3	2.8
Average other funding rate	4.6	4.6	5.0	5.1	4.7
Average total funding rate	3.2	2.8	3.3	3.4	3.2

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Loans

We have the largest market share of loans, with an aggregate of 27.2% of all loans at December 31, 2014. Our principal competitors banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 23.1%, 13.5% and 10.2%, respectively. At December 31, 2014, we had increased our market share of loans by 4.7% since 2000.

The following graph presents the market share of loans in Colombia for the period from 2010 to December 31, 2014.

Market share by loans

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

The following table presents a breakdown of the market share of loans by category at December 31, 2014.

	At December 31, 2014
	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	30.0	30.6	12.1	7.1	20.2
Consumer	27.9	13.7	13.8	12.2	32.4
Microcredit	4.1	5.8	1.1	0.0	89.0
Mortgages	9.6	25.8	16.2	23.1	25.2
Financial leases	36.9	1.0	26.7	13.2	22.2
Total	27.2	23.1	13.5	10.2	26.1

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Our banks have been strategically focused on developing commercial and consumer loans, including credit card and payroll loans, increasing their exposure to mortgage loans, which remains low relative to our competitors.

The following table presents the distribution by loan category of the market at December 31, 2014.

	At December 31, 2014
	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	60.4	72.2	49.1	38.2	42.3
Consumer	28.1	16.2	28.0	32.8	34.0
Microcredit	0.4	0.7	0.2	0.0	9.6
Mortgages	3.4	10.6	11.4	21.6	9.2
Financial leases	7.7	0.2	11.3	7.4	4.9
Total	100.0	100.0	100.0	100.0	100.0

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Loan Portfolio Quality

We believe that the credit quality of our loan portfolio compares favorably with that of our principal competitors. The following table presents credit quality metrics for our loan portfolio at the dates indicated.

	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Gross provision expense / gross loan portfolio(2)(3)		Allowance / loans past due more than 30 days
	At December 31,		At December 31,		At December 31,		At December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
	(in percentages)
Banco de Bogotá	2.3	2.2	3.3	3.5	3.0	3.2	131.5	152.5
Banco de Occidente	3.1	2.5	4.0	3.3	3.9	3.7	123.3	146.9
Banco Popular	2.1	2.1	2.7	2.5	2.3	2.9	159.6	175.9
Banco AV Villas	3.8	3.8	3.3	3.2	4.6	5.0	117.8	118.2
Grupo Aval aggregate(1)	2.6	2.4	3.4	3.3	3.3	3.4	131.0	149.4
Bancolombia	2.8	2.7	3.4	3.9	3.2	3.5	163.9	175.5
Davivienda	3.5	3.5	2.9	3.1	3.6	4.4	118.9	124.6
BBVA Colombia	2.7	2.6	2.5	2.4	2.8	3.1	123.6	127.7
Rest of the Colombian market	4.3	4.3	5.1	5.1	4.5	5.3	131.7	136.0

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

(2)
When calculated as net provision expense / gross loan portfolio, the ratios for the year ended December 31, 2013 would be 1.4% for Banco de Bogotá, 1.7% for Banco de Occidente, 0.6% for Banco Popular, 2.2% for Banco AV Villas, 1.4% for Grupo Aval aggregate, 1.6% for Bancolombia, 2.5% for Davivienda, 1.3% for BBVA and 3.0% for the rest of the Colombian market.

(3)
When calculated as net provision expense / gross loan portfolio, the ratios for the year ended December 31, 2014 would be 1.4% for Banco de Bogotá, 1.8% for Banco de Occidente, 0.6% for Banco Popular, 2.1% for Banco AV Villas, 1.4% for Grupo Aval aggregate, 1.6% for Bancolombia, 2.1% for Davivienda, 1.4% for BBVA and 2.4% for the rest of the Colombian market.

Branches and ATM Network

Through our banking subsidiaries, we have the largest combined banking network in Colombia, with 1,418 branches and 3,791 ATMs at December 31, 2014. The following table presents the distribution of branches and ATMs across the market at December 31, 2014.

	At December 31, 2014
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate(1)	1,418	26.3	3,791	26.3
Bancolombia	800	14.8	3,918	27.2
Davivienda	583	10.8	1,655	11.5
BBVA Colombia	467	8.7	1,209	8.4
Rest of the Colombian market	2,125	39.4	3,851	26.7

Source:	Company calculations based on information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Competition and other data from consolidated financial information

The following information on Grupo Aval and our subsidiaries is based on consolidated financial information at and for the years ended December 31, 2014, 2013 and 2012. Competition and other data that compare us and our subsidiaries to Bancolombia, our main competitor, is readily obtained given that Bancolombia also prepares and publishes detailed consolidated financial information. Our other principal competitors, Davivienda and BBVA Colombia, publish financial information with a lower degree of detail; therefore, we only refer to these competitors where applicable based on publicly available information.

Profitability

We are one of the most profitable banking groups in Colombia based on ROAE, as compared to our principal competitors, at and for the years ended December 31, 2014, 2013 and 2012.

ROAE

The following table presents the ROAE for each of our banks, Grupo Aval, and our principal competitors for the periods indicated.

	Year ended December 31,
	2014	2013	2012
	(in percentages)
ROAE(1)
Banco de Bogotá	13.5	17.1	18.1
Banco de Occidente	12.0	11.9	16.1
Banco Popular	14.5	17.3	18.7
Banco AV Villas	15.9	16.1	16.7
Grupo Aval	12.4	17.1	17.7
Bancolombia	12.8	12.6	16.5
Davivienda	16.3	14.9	13.7
BBVA Colombia	15.0	17.2	16.7

Source:	Company calculations based on publicly available consolidated financial statements of Grupo Aval and each bank for the periods indicated.

(1)	For methodology used to calculate ROAE, see note 3 to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

ROAA

The following table presents the ROAA for each of our banks, Grupo Aval and our principal competitors, for the periods indicated.

	Year ended December 31,
	2014	2013	2012
	(in percentages)
ROAA(1)
Banco de Bogotá	1.7	2.1	2.3
Banco de Occidente	1.5	1.6	2.2
Banco Popular	2.2	2.5	2.6
Banco AV Villas	1.9	2.0	2.1
Grupo Aval	1.5	1.9	2.0
Bancolombia	1.3	1.3	1.9
Davivienda	1.7	1.7	1.7
BBVA Colombia	1.3	1.6	1.6

Source:	Company calculations based on publicly available consolidated financial statements of Grupo Aval and each bank for the periods indicated.

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

Regulatory capital

Banks in Colombia are required to have regulatory capital of at least 9.0% of risk-weighted assets plus a risk premium calculated pursuant to the rules of the Superintendency of Finance. For a description of these requirements, see “—Supervision and regulation—Capital adequacy requirements.”

The table below presents our capitalization (on an aggregate basis), the capitalization of our banking subsidiaries, and the capitalization of our principal competitors at December 31, 2014. Grupo Aval is not subject to capital requirements other than those that apply to its subsidiaries; therefore, we believe that our capitalization on an aggregate basis provides a more meaningful measure than our regulatory capital adequacy.

	At December 31, 2014
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(3)	Bancolombia	Davivienda	BBVA Colombia(4)
	(in percentages)
Consolidated:
Primary capital (Tier I)(1)	8.0	8.9	10.5	11.6	8.6	7.7	6.2	7.2
Secondary capital (Tier II)(2)	3.5	2.9	1.6	1.0	3.1	5.6	4.7	3.7
Total consolidated capitalization	11.5	11.8	12.2	12.6	11.7	13.3	10.9	10.8

Source:	Company calculations based on consolidated financial statements of each bank for the period indicated (financial statements of our principal competitors are publicly available on their websites).

(1)	Includes primary capital and reserves. See “—Supervision and regulation—Capital adequacy requirements.”

(2)	Includes primarily subordinated debt and unrealized gains on certain assets, including real estate. See “—Supervision and regulation—Capital adequacy requirements.”

(3)	Grupo Aval figures reflect aggregated regulatory capital of our banking subsidiaries.

(4)	Information for BBVA Colombia is based on unconsolidated figures.

Capitalization ratios

The following table presents consolidated capitalization ratios for our Colombian banking subsidiaries, Grupo Aval and our principal competitors at December 31, 2014. For a description of capital adequacy ratios, including how such ratios are calculated under capital adequacy regulations, see “—Supervision and regulation—Capital adequacy requirements.”

	At December 31, 2014
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
Tangible equity ratio(2)	10.0	12.3	15.8	11.7	11.1	9.8	9.2	8.3	8.3
Tier 1 ratio(3)	8.0	8.9	10.5	11.6	8.6	–	7.7	6.2	7.2
Solvency ratio(4)	11.5	11.8	12.2	12.6	11.7	–	13.3	10.9	10.8

Source:	Company calculations for competitors based on each entity’s respective financial statements for the period indicated that are publicly available on their websites.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)
Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “—Selected financial and operating data—Non-GAAP measures reconciliation.”

(3)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets. Tier 1 ratio for BBVA Colombia is based on unconsolidated figures as consolidated figures are not publicly available.

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

The following table presents efficiency ratios for our banks, Grupo Aval, Bancolombia, Davivienda and BBVA Colombia for the periods indicated.

	Year ended December 31,
	2014	2013	2012

Banco de Bogotá	49.7	49.0	49.6
Banco de Occidente	45.1	45.6	43.5
Banco Popular	53.3	53.1	51.5
Banco AV Villas	53.6	51.6	55.8
Grupo Aval	51.0	50.4	51.3
Bancolombia	48.7	53.2	51.3
Davivienda	53.7	53.1	49.1
BBVA Colombia	45.3	45.1	48.3

Source:
Company calculations based on each bank’s respective consolidated financial statements for the period indicated. Efficiency ratio is calculated as operating expenses less depreciation and goodwill amortization, divided by the sum of total operating income and total net provisions. See “Item 3. Key information—A. Selected financial and operating data—Non-GAAP measures reconciliation.”

Loan portfolio quality

We believe that the credit quality of our loan portfolio compares favorably with that of our principal competitor. The following table presents credit quality metrics for the loan portfolio of our banks and for Bancolombia at December 31, 2014 and 2013.

	At December 31,
	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Gross provision expense / gross loan portfolio(2)		Allowance / loans past due more than 30 days
	2014	2013	2014	2013	2014	2013	2014	2013
	(in percentages)
Banco de Bogotá	2.4	2.3	4.4	3.9	2.3	2.4	107.9	123.3
Banco de Occidente	3.0	2.4	4.0	3.2	3.8	3.7	123.0	146.9
Banco Popular	2.1	2.1	2.6	2.5	2.2	2.9	159.9	176.1
Banco AV Villas	3.8	3.8	3.3	3.2	4.6	5.0	117.8	118.2
Grupo Aval aggregate (1)	2.6	2.4	4.0	3.5	2.7	2.9	117.1	133.3
Bancolombia	2.9	2.9	4.0	4.1	–	3.0	154.5	156.5

Source:
Company calculations based on publicly available consolidated financial statements of Grupo Aval and each bank for the periods indicated. Comparative data is not available for Davivienda and BBVA Colombia.

(1)
When calculated as net provision expense / gross loan portfolio, the ratios for the year ended December 31, 2014 would be 1.3% for Banco de Bogotá, 1.8% for Banco de Occidente, 0.6% for Banco Popular, 2.1% for Banco AV Villas and 1.4% for Grupo Aval.

(2)
When calculated as net provision expense / gross loan portfolio, the ratios for the year ended December 31, 2013 would be 1.3% for Banco de Bogotá, 1.7% for Banco de Occidente, 0.6% for Banco Popular, 2.2% for Banco AV Villas and 1.4% for Grupo Aval and 1.5% for Bancolombia.

Pension and severance fund management – Porvenir

Porvenir is the leading pension fund administrator in Colombia in terms of funds under management and has the largest share of earnings in the pension and severance fund management market in Colombia. Porvenir’s principal competitors are other pension fund administrators, including Protección, Colfondos and Skandia. On April 18, 2013, we acquired Horizonte, and on December 31, 2013, Horizonte was merged by absorption into Porvenir. Porvenir is the largest private pension fund administrator in Colombia in terms of funds under management as of December 31, 2014.

Porvenir also has the largest share of individual customers of mandatory pension funds and assets under management. It also has had a higher ROAE than the average of the AFPs in Colombia in 2012, 2013 and 2014.

The following table presents the market shares of the main market participants with respect to assets under management and individual customers of mandatory pension funds at December 31, 2014, and net income for the year ended December 31, 2014.

	At and for the year ended December 31, 2014
	Porvenir	Protección	Colfondos	Skandia
	(in percentages)
Individual customers to pension funds:
Mandatory	53.9	31.3	14.0	0.8
Severance	55.2	33.2	11.0	0.6
Voluntary	30.3	48.3	7.5	13.9
Funds under management:
Mandatory	44.2	36.4	13.9	5.4
Severance	49.7	37.7	10.3	2.3
Voluntary	23.4	39.7	5.5	31.5
Total	43.0	36.7	13.2	7.2
Net income:	47.6	35.0	8.0	9.3

Source:	Information published by the Superintendency of Finance. Information does not include data from third-party pension liability funds, which do not comprise a material portion of the market.

Merchant banking—Corficolombiana

Corficolombiana was the largest merchant bank in Colombia in terms of assets and equity at December 31, 2014. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. On an international level, Corficolombiana faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities and equity at the dates indicated.

	Assets			Liabilities			Equity
	At December 31,			At December 31,			At December 31,
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	(in percentages)
Corficolombiana	80.2	87.8	86.6	84.6	97.1	96.1	77.3	76.1	70.7
Banca de Inversión Bancolombia S.A.	5.4	4.0	4.2	0.3	0.1	0.3	8.8	8.9	10.7
J.P. Morgan Corporación Financiera S.A.	6.9	3.9	5.0	7.5	1.6	3.0	6.5	6.8	8.3
BNP Paribas Colombia Corporación Financiera S.A.(1)	3.6	1.0	0.9	6.5	0.3	0.2	1.7	1.9	2.2
Itaú BBA Colombia S.A.(2)	3.8	3.3	3.3	1.1	0.8	0.3	5.7	6.4	8.1

Source:	Information published by the Superintendency of Finance.

(1)	BNP Paribas Corporación Financiera S.A. was incorporated in 2011.

(2)	Itaú BBA Colombia S.A. was incorporated in 2012.

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

Enterprise customers

Our banks provide services and products to public and private sector customers. Our banks segment their enterprise customers into separate categories based principally on their annual revenues. We believe that these customer classifications, which are specific to each bank, allow our entities to tailor their services and products to the needs of each customer classification sector.

At December 31, 2014, our banks had an aggregate of 269,500 enterprise customers, which may include customer overlap among our banks, a decrease of 12.2% over 306,800 enterprise customers at December 31, 2013. The decrease in enterprise customers was due to a change in the classification of customers in Banco de Bogotá and approximately 64,000 customers were reclassified from small business to individual customers.

The following table presents the number of enterprise customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(1)
	(in thousands)
Total enterprise customers, as of:
December 31, 2014	163.4	71.2	7.9	27.0	269.5
December 31, 2013	206.0	67.2	8.3	25.3	306.8

(1)	Reflects aggregated amounts of our banking subsidiaries.

Individual customers

Our banks provide services and products to individuals throughout Colombia. Our banks classify their individual banking customers into separate categories based principally on income.

At December 31, 2014, our banks had a total of approximately 9,471,200 individual customers, an increase of 14.0% over approximately 8,308,000 individual customers at December 31, 2013. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary. The increase in individual customers was due to a change in the classification of customers in Banco de Bogotá and approximately 64,000 customers were reclassified from small business to individual customers.

The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(1)
	(in thousands)
Total individual customers, as of:
December 31, 2014	4,783.6	571.7	2,806.2	1,309.7	9,471.2
December 31, 2013	3,888.6	504.9	2,667.5	1,247.0	8,308.0

(1)	Reflects aggregated amounts of our banking subsidiaries.

Lending activities

In accordance with Superintendency of Finance guidelines, we classify our banks’ loans into the following categories: commercial, consumer, microcredit, mortgages and financial leasing.

The following table presents our loan portfolio at December 31, 2014.

	At December 31, 2014
	Grupo Aval entities
	Banco de Bogotá(4)	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(2)	Grupo Aval consolidated(3)(4)
	(in Ps billions)
Commercial	42,837.9	11,491.1	5,853.6	2,599.7	62,782.3	62,764.8
Consumer	17,863.0	5,278.7	6,782.7	3,241.9	33,166.4	33,166.4
Microcredit(1)	333.4	–	12.2	6.2	351.8	351.8
Mortgages	7,411.8	134.3	189.7	1,298.9	9,034.7	9,034.7
Financial leasing	2,894.4	4,325.1	233.9	–	7,453.4	7,438.4
Total	71,340.5	21,229.3	13,072.0	7,146.8	112,788.6	112,756.1

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

(4)
Reflects Banco de Bogotá consolidated figures which include Central American operations and accounted for Ps 27,753.9 billion of the total loan portfolio (Ps 11,201.3 billion in commercial loans, Ps 9,900.1 billion in consumer loans, Ps 6,129.1 billion in mortgage loans and 523.4 billion in financial leases) at December 31, 2014.

As of December 31, 2014, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 5.7%, 6.8% and 7.5%, respectively, of our consolidated total loan portfolio.

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

The following table presents our commercial loan portfolio at December 31, 2014.

	At December 31, 2014
	Grupo Aval entities					Grupo Aval consolidated(2)(3)
	Banco de Bogotá(3)	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(1)(3)
	(in Ps billions)
General purpose loans	30,333.1	8,465.1	5,201.6	2,560.7	46,560.5	46,543.0
Loans funded by development banks	1,191.9	461.1	289.4	31.7	1,974.0	1,974.0
Working capital loans	10,685.5	2,428.9	353.9	0.2	13,468.6	13,468.6
Credit cards	302.5	74.9	2.7	1.3	381.4	381.4
Overdrafts	325.0	61.0	6.1	5.7	397.8	397.8
Total	42,837.9	11,491.1	5,853.6	2,599.7	62,782.3	62,764.8

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Reflects Banco de Bogotá consolidated figures which include Central American operations and accounted for Ps 11,201.3 billion of commercial loans.

Consumer loans

Our consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, loans funded by development banks and general purpose loans. Our personal loans consist primarily of payroll loans. A payroll loan is a short- or medium-term loan, where payments are deducted directly from an employer’s salary.

The following table presents our consumer loan portfolio at December 31, 2014.

	At December 31, 2014
	Grupo Aval entities					Grupo Aval consolidated (2)(4)
	Banco de Bogotá(4)	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(1)(4)
	(in Ps billions)
Personal loans	8,290.0	2,442.9	6,630.2	2,757.6	20,120.8	20,120.8
Automobile and other vehicle loans	2,292.2	1,678.2	18.9	66.9	4,056.2	4,056.2
Credit cards	7,212.0	994.0	127.3	415.7	8,749.0	8,749.0
Overdrafts	68.9	8.4	1.0	1.7	80.0	80.0
Loans funded by development banks	0.0	0.0	0.1	0.0	0.1	0.1
General purpose loans	0.0	155.2	5.2	0.0	160.4	160.4
Working capital loans	0.0	0.0	0.0	0.0	–	0.0
Total(3)	17,863.0	5,278.7	6,782.7	3,241.9	33,166.4	33,166.4

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Includes microcredit loans.

(4)	Reflects Banco de Bogotá consolidated figures which include Central American operations and accounted for Ps 9,900.1 billion of consumer loans.

Mortgages

Banco AV Villas has been our principal provider of loans to customers for the purchase of real estate secured by mortgages, and Banco de Bogotá is increasing its presence in this business. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, and all of our mortgage loans have maturities of between five and fifteen years. The average maturity at December 31, 2014 was 134 months. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. As a result, our average loan-to-value ratio was 42.8% at December 31, 2014.

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

The following table presents our leasing portfolio at December 31, 2014.

	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval Aggregate(1)(3)	Grupo Aval Consolidated(2)(3)
	(in Ps billions)
Commercial leases	2,785.7	4,315.4	228.9	–	7,329.9	7,315.0
Consumer leases	108.7	9.7	5.0	–	123.5	123.5
Total	2,894.4	4,325.1	233.9	–	7,453.4	7,438.4

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Reflects Banco de Bogotá consolidated figures which include Central American operations and accounted for Ps 523.4 billion of financial leases.

Credit cards

We provide credit card services to our bank customers in Colombia through the Visa and MasterCard networks. The following table presents the number of active issued credit cards of our banks in Colombia at the dates indicated.

	Active Issued Credit Cards
Bank	December 31, 2014	December 31, 2013
Banco de Bogotá	898,595	839,332
Banco de Occidente	512,366	468,177
Banco Popular	81,367	69,357
Banco AV Villas	326,961	300,403
Total Colombian active issued credit cards(1)	1,819,289	1,677,269

(1)	BAC Credomatic had approximately 1,535,616 credit card accounts in Central America at December 31, 2014. See “—BAC Credomatic operations—Lending activities—Credit cards.”

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

The following table presents our deposits by product type at the dates indicated.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Aggregate(1)		Consolidated(3)(4)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(in Ps billions)
Checking accounts	20,276.0	16,591.1	6,255.1	5,899.4	1,329.1	1,546.6	975.9	868.2	28,836.1	24,905.2	28,790.8	24,883.7
Savings accounts	21,571.2	22,201.6	9,358.9	8,466.3	7,236.3	8,405.6	4,561.3	4,395.1	42,727.8	43,468.6	42,283.1	42,479.6
Time deposits (CDs)	31,495.6	24,682.1	7,380.2	5,256.0	1,907.9	1,160.0	2,821.9	2,252.7	43,605.6	33,350.8	41,858.6	32,739.2
Other deposits	960.0	619.0	329.8	278.1	88.6	105.0	81.7	86.1	1,460.0	1,088.2	1,459.8	1,087.9
Total(2)	74,302.8	64,093.8	23,324.0	19,899.8	10,561.9	11,217.1	8,440.7	7,602.0	116,629.4	102,812.7	114,392.2	101,190.4

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Interbank deposits have been excluded.

(3)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(4)
Reflects Banco de Bogotá consolidated figures which include Central American operations and accounted for Ps 27,514.6 billion and Ps 21,198.2 billion of total deposits at December 31, 2014 and 2013, respectively.

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
Full-service branches
We had 1,418 full-service branches at December 31, 2014. Red de Grupo Aval (Grupo Aval network) service points across our banks allow our bank customers to perform check cashing, deposits, savings account withdrawals, loan and credit card payments, transfers and advances at any of our branches.

ATMs and electronic service points
We had 3,791 ATMs and 359 other electronic service points (non-cash dispensing teller machines) at December 31, 2014. Through our ATMs and electronic service points, all of our bank customers can, among other services, consult their balances, execute loan and credit card payments, transfers and advances, and pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Payment collection centers (Centros de pagos)
We had 115 payment collection centers at December 31, 2014, which allow our customers to pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Banking correspondents (Corresponsales bancarios)
We had 33,708 banking correspondents at December 31, 2014. Our banks enter into agreements with various third parties, including convenience store owners, to provide all of our bank customers with certain services which can include checking and savings account withdrawals, account balance consultation, loan and credit card payments, transfers and advances, and payments for certain third-party services where we have a payment collection agreement in place with such third-party (such as utility service companies).

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

The following map presents our banks’ points of service across the principal regions of Colombia, at December 31, 2013 and 2014.

Source: Grupo Aval

Note:
Other points of service include banking correspondents including our Red Cerca operations, (corresponsales bancarios) or “CBs,” electronic service points (agilizadores electrónicos) and payment collection centers (centros de pago). During 2013, Banco AV Villas closed 5,755 non-operational banking correspondents following a strategic optimization review to improve efficiencies. Since December 2013, Banco AV Villas has a new network of banking correspondents named “Full Carga” which can be located at drugstores, small neighborhood stores, cybercafés, among others. As of December 31, 2014, there were 8,420. At December 31, 2014, Banco de Bogotá and Banco de Occidente had opened 8,088 and 8,109 new banking correspondents through new banking contracts with Movil Red and Baloto, respectively.

The following table presents transaction volumes through our branches and ATMs at the dates indicated.

	Transactions at December 31,		% Total Transactions at December 31,
Grupo Aval	2014	2013	2014	2013
	(in thousands)
Branches	301,700	268,728	34.4	34.5
ATMs	170,890	142,425	19.5	18.3
Other	59,967	61,296	6.8	7.9
Total service points	532,557	472,450	60.7	60.6

In addition, the following table presents transaction volumes for online banking, mobile banking and automated telephone banking channels which, pursuant to our growth strategy, are expected to grow on an annual basis relative to total transactions, at December 31, 2014 and 2013.

	Transactions at December 31,		% of Total Transactions at December 31,
Grupo Aval	2014	2013	2014	2013
	(in thousands)
Online banking	330,852	293,593	37.7	37.7
Mobile banking	4,074	2,624	0.5	0.3
Automated telephone banking	9,869	10,893	1.1	1.4
Total	344,796	307,110	39.3	39.4

In 2014, a total of 35.7 million messages were sent through our mobile phone banking system, an increase of approximately 19.8% as compared to 29.8 million messages in 2013.

Our call centers provide our customers with assistance relating to bank services and products, information updates, service-related complaints, payment or account linkages, and credit card blockage. Our call centers are also used for telemarketing, collection of past-due loans and customer loyalty initiatives. In 2014, the number of inbound calls to our call centers was approximately 11.7 million and the number of outbound calls was approximately 26.3 million. In 2013, the number of inbound calls to our call centers was approximately 12.5 million and the number of outbound calls was approximately 24.5 million.

Banco de Bogotá

Banco de Bogotá is Colombia’s oldest financial institution and the largest bank in the country based on net income for the year ended December 31, 2014, and had a market share of 14.6% of deposits and 13.7% of loans at December 31, 2014.

At and for the year ended December 31, 2014, Banco de Bogotá had total assets of Ps 118,366.6 billion and net income of Ps 1,388.6 billion.

Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 704 branches and 1,737 ATMs in Colombia at December 31, 2014. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 18.2% of commercial loans at December 31, 2014. Following its 2006 acquisition of Megabanco, Banco de Bogotá expanded its consumer banking business and now has a market share of 9.6% of consumer loans in Colombia as of December 31, 2014. Banco de Bogotá’s ROAE of 13.5% for the year ended December 31, 2014 and efficiency ratio of 49.7% for the year ended December 31, 2014 make it one of the most profitable and efficient banks in Colombia.

Ownership

The following table presents the share ownership structure of Banco de Bogotá at December 31, 2014.

Banco de Bogotá Ownership
(in percentages)
Grupo Aval	68.7
Mr. Sarmiento Angulo (additional beneficial ownership)	8.3
Subtotal	77.0
Other investors(1)	16.9
General public	6.1
Total	100.0

(1)	Based on publicly available information, we have identified a group of investors who have maintained ownership of record of at least one percent in Banco de Bogotá over a significant period of time.

History

Founded in 1870, Banco de Bogotá is the oldest and second largest financial institution in Colombia. In 1922, it opened its first branch outside of Bogotá. Throughout the 1920s, Banco de Bogotá’s network outside Bogotá

expanded, due in part to a series of acquisitions. In 1967, Banco de Bogotá opened its first office in Panamá; in 1974, it opened a branch office in New York City; and in 1977, it founded Banco de Bogotá Trust Company (subsequently sold). In 1980, Banco de Bogotá Trust Company established Banco de Bogotá International Corporation, an affiliate in Miami, Florida. The New York City branch office and the Miami affiliate were subsequently converted into agencies. Banco de Bogotá was reorganized in 1988 following the acquisition of a majority ownership interest by Mr. Sarmiento Angulo, Grupo Aval’s chairman and majority shareholder, earlier that year. Porvenir was formed in 1991 and began its operations as a severance fund manager. In 1992, Banco de Bogotá completed a merger with Bancomercio. In 1998, Mr. Sarmiento Angulo contributed a majority of his Banco de Bogotá ownership interest to Grupo Aval. In 2006, Banco de Bogotá acquired and merged with Megabanco, which expanded its services for lower income consumers. In May 2010, Banco de Bogotá completed the merger of its wholly-owned subsidiary, LB Panamá, which allows it to perform leasing operations. In December 2010, Banco de Bogotá acquired BAC Credomatic. In December 2011, Banco de Bogotá completed its first international bond offering raising U.S.$600 million (Ps 1,161.4 billion at the date of issuance). In February 2013, Banco de Bogotá completed its second international bond offering raising U.S.$500 million (Ps 892.7 at the date of the issuance) in subordinated notes.

On December 19, 2013, through LB Panamá, Banco de Bogotá acquired 98.92% of BBVA Panamá. On December 9, 2014 Banco BAC de Panamá´s operation was merged with BAC International Bank, Inc. As of November 30, 2014 Banco BAC de Panamá had total assets of U.S.$1,750.4 million, total net loans of U.S.$1,258.9 million and shareholder’s equity of U.S.$214.4 million.

On December 23, 2013, through Credomatic International Corporation (a subsidiary of BAC), Banco de Bogotá acquired 100% of Grupo Financiero Reformador de Guatemala (whose subsidiaries are Banco Reformador and Transcom Bank (Barbados) Limited). Grupo Reformador has 107 branches and 95 ATMs in Guatemala. Grupo Reformador had total assets of U.S.$1,514.4 million, total net loans of U.S.$993.2 million and shareholders’ equity of U.S.$173.4 million at December 31, 2014.

These acquisitions were funded through (i) an equity injection of U.S.$500 million from Banco de Bogotá to LB Panamá, (ii) a U.S.$282 million securitization of certain credit card inflows by BAC Credomatic due November 2020, and (iii) a short term loan of U.S.$250 million from Citibank N.A. expiring on November 29, 2014, which was replaced on April 16, 2014 with part of the net proceeds of a U.S.$350 million securitization of certain of BAC Credomatic’s credit card inflows, due October 2021.

The figures in the paragraph above are presented under U.S. GAAP.

On December 18, 2013 Banco de Bogotá issued 20,634,919 common shares equivalent to Ps 1,300.0 billion (U.S.$543.4 million), pursuant to a preemptive rights offering.

On December 31, 2013, Horizonte was merged with Porvenir which resulted in Porvenir becoming the largest Pension and Severance Fund Administrator in Colombia.

On November 12, 2014 Banco de Bogotá issued 23,809,523 common shares equivalent to Ps 1,500.0 billion (U.S.$627.0 million), pursuant to a preemptive rights offering.

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

The following chart presents Banco de Bogotá’s principal subsidiaries as of December 31, 2014.

Source: Banco de Bogotá data at December 31, 2014.

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

(3)
The remaining shares of Corficolombiana are 9.3% owned by Grupo Aval, 10.3% by Grupo Aval entities, 3.4% by funds managed by Porvenir, 4.8% by other investors who have maintained ownership of record of at least one percent in Corficolombiana over a significant period of time, 33.7% by the general public, and 0.3% beneficially owned by Mr. Sarmiento Angulo.

(4)
On December 19, 2013, through LB Panamá, Banco de Bogotá acquired 98.92% of BBVA Panamá. On December 9, 2014 Banco BAC de Panamá´s operation was merged with BAC International Bank. On December 23, 2013, through Credomatic International Corporation (a subsidiary of BAC), Banco de Bogotá acquired 100% of Grupo Reformador.

Enterprise customers

Banco de Bogotá’s enterprise customers are classified as follows: very large corporations, with annual incomes in excess of Ps 50 billion; large corporations, with annual incomes of between Ps 8 billion and Ps 50 billion; public sector customers and cooperative institutions; small and medium size enterprises, with revenues of between Ps 0.5 billion and Ps 8 billion; and very small businesses, with revenues under Ps 0.5 billion. Banco de Bogotá’s primary focus is on very large corporations, large corporations, public sector customers and cooperative institutions, which represented 61.6% of its total loan portfolio at December 31, 2014 on an unconsolidated basis.

At December 31, 2014, Banco de Bogotá had a total of approximately 163,400 enterprise customers, a decrease of 20.7% over the approximately 206,000 enterprise customers at December 31, 2013 on an unconsolidated basis. The decrease in enterprise customers was due to a change in the classification of customers and approximately 64,000 customers were reclassified from small business to individual customers.

The following table presents the number of Banco de Bogotá’s enterprise customers at the dates indicated on an unconsolidated basis.

	At December 31,
	2014	2013
	(in thousands)
Very large corporations, large corporations and public sector customers and cooperative institutions	14.7	9.4
Small and medium size enterprises	29.2	28.6
Very small businesses	55.2	114.3
Other(1)	64.3	53.9
Total	163.4	206.0

(1)	Includes education institutes, civic associations, museums, sports leagues, religious institutions and others.

Individual customers

Banco de Bogotá’s individual customers are classified as follows: preferential customers, with annual incomes in excess of ten times the annual minimum wage of Ps 7,392,000; high net worth customers, with annual incomes of between six and ten times the minimum wage; individual customers, with annual incomes of between two and six times the minimum wage; and low-income customers, with annual incomes of under two times the minimum wage. Banco de Bogotá’s individual customer strategy is to focus on preferential customers, who represented 3.6% of the total customer base and 9.0% of its loan portfolio at December 31, 2014 on an unconsolidated basis.

At December 31, 2014, the bank had a total of approximately 4,783,600 individual customers, an increase of 23.0% over the approximately 3,888,600 individual customers at December 31, 2013 on an unconsolidated basis. The increase in individual customers was due to a change in the classification of customers and approximately 64,000 customers were reclassified from small business to individual customers.

	2014	2013
	(in thousands)
Preferential individual customers	179.6	154.0
Other individual customers	4,604.0	3,734.6
Total	4,783.6	3,888.6

Lending activities

The following table presents Banco de Bogotá’s loan portfolio at the dates indicated.

	At December 31,(1)		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Commercial	42,837.9	36,210.7	6,627.2	18.3
Consumer	17,863.0	13,939.8	3,923.3	28.1
Microcredit	333.4	316.3	17.1	5.4
Mortgages	7,411.8	5,392.1	2,019.7	37.5
Financial leases	2,894.4	2,362.9	531.4	22.5
Total	71,340.5	58,221.8	13,118.7	22.5

(1)
Reflects Banco de Bogotá consolidated figures which include Central American operations (BAC Credomatic, Grupo Reformador and Banco BAC de Panamá) which in 2013 accounted for Ps 20,654.2 billion of the total loan portfolio (Ps 8,512.3 billion in commercial loans, Ps 7,130.8 billion in consumer loans, Ps 4,640.2 billion in mortgage loans and Ps 370.8 billion in financial leases). As of December 31, 2014, Central American operations accounted for Ps 27,753.9 billion of the total loan portfolio (Ps 11,201.3 billion in commercial loans, Ps 9,900.1 billion in consumer loans, Ps 6,129.1 billion in mortgage loans and 523.4 billion in financial leases).

Commercial loans

Banco de Bogotá’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco de Bogotá’s commercial loan portfolio at the dates indicated.

	At December 31,(1)		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
General purpose loans	30,333.1	24,666.1	5,667.0	23.0
Loans funded by development banks	1,191.9	950.7	241.2	25.4
Working capital loans	10,685.5	10,073.8	611.6	6.1
Credit cards	302.5	240.4	62.1	25.8
Overdrafts	325.0	279.7	45.3	16.2
Total	42,837.9	36,210.7	6,627.2	18.3

(1)
Reflects Banco de Bogotá consolidated figures which include Central American operations (BAC Credomatic, Grupo Reformador and Banco BAC de Panamá) which in 2013 accounted for Ps 8,512.3 billion in commercial loans. As of December 31, 2014, Central American operations accounted for Ps 11,201.3 billion.

Consumer loans

Banco de Bogotá’s consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards and overdrafts.

The following table presents Banco de Bogotá’s consumer loan portfolio at the dates indicated.

	At December 31,(1)		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Credit cards	7,212.0	5,516.3	1,695.7	30.7
Personal loans	8,290.0	6,630.6	1,659.5	25.0
Automobile and other vehicle loans	2,292.2	1,734.3	557.8	32.2
Overdrafts	68.9	58.6	10.3	17.5
Working capital loans	0.0	0.0	0.0	0.0
Total	17,863.0	13,939.8	3,923.3	28.1

(1)
Reflects Banco de Bogotá consolidated figures which include Central American operations (BAC Credomatic, Grupo Reformador and Banco BAC de Panamá) which in 2013 accounted for Ps 7,130.8 billion in consumer loans. As of December 31, 2014, Central American operations accounted for Ps 9,900.1 billion.

Mortgage loans

Banco de Bogotá had Ps 7,411.8 billion and Ps 5,392.1 billion of mortgage loans at December 31, 2014 and December 31, 2013, respectively, on a consolidated basis.

Central American operations accounted for Ps 6,129.1 billion and Ps 4,640.2 billion of total mortgage loans at December 31, 2014 and December 31, 2013, respectively, while its Colombian operation accounted for Ps 1,282.7 billion and Ps 751.9 billion of total mortgage loans at December 31, 2014 and December 31, 2013, respectively.

Financial leases

Banco de Bogotá had Ps 2,894.4 billion and Ps 2,362.9 billion of financial leasing assets at December 31, 2014 and December 31, 2013, respectively, on a consolidated basis.

Leasing Corficolombiana, Corficolombiana’s leasing subsidiary, had Ps 513.1 billion and Ps 524.5 billion of financial leasing assets at December 31, 2014 and December 31, 2013, respectively and Ps 9.5 billion and Ps 14.4 billion of net income for the years ended December 31, 2014 and 2013, respectively. Corficolombiana is a subsidiary of Banco de Bogotá.

Deposit-taking activities

Banco de Bogotá offers customers checking accounts, savings accounts, time deposits (CDs) and other deposits as described in the table below.

The following table presents a breakdown of Banco de Bogotá’s deposits by product type at the dates indicated.

	At December 31,(1)		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Checking accounts	20,276.0	16,591.1	3,684.9	22.2
Savings accounts	21,571.2	22,201.6	(630.3)	(2.8)
Time deposits	31,495.6	24,682.1	6,813.5	27.6
Other deposits	960.0	619.0	340.9	55.1
Total	74,302.8	64,093.8	10,209.0	15.9

(1)
Reflects Banco de Bogotá consolidated figures which include Central American operations (BAC Credomatic, Grupo Reformador and Banco BAC de Panamá) which in 2013 accounted for Ps 21,198.2 billion of total deposits. As of December 31, 2014, Central American operations accounted for Ps 27,514.6 billion.

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

Distribution

The following map presents Banco de Bogotá’s points of service across the principal regions of Colombia at December 31, 2013 and 2014.

Source: Banco de Bogotá Colombian operations.

Note:
Other points of service include CBs, electronic service points (agilizadores electrónicos) and collection centers (centros de pago). At December 31, 2014, Banco de Bogotá had opened 8,088 new banking correspondents through a new banking contract with Movil Red.

Banco de Bogotá has network concentration of approximately 64.2% in Colombia’s central region, of which Bogotá represents approximately 45.6%. Banco de Bogotá has market share of approximately 13.1% of branches and approximately 12.0% of ATMs at December 31, 2014.

The following table presents transaction volumes through Banco de Bogotá’s physical distribution channels in Colombia at the dates indicated.

	Transactions at December 31,		% of total transactions at December 31,
Banco de Bogotá	2014	2013	2014	2013
	(in thousands)
Branches	158,907	143,877	44.1	43.3
ATMs	74,933	49,653	20.8	15.0
Other	4,766	10,785	1.3	3.2
Total	238,606	204,315	66.3	61.5

The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels in Colombia at the dates indicated.

	Transactions at December 31,		% of total transactions at December 31,
Banco de Bogotá	2014	2013	2014	2013
	(in thousands)
Online banking	114,614	121,182	31.8	36.5
Mobile banking	1,845	856	0.5	0.3
Automated telephone banking	5,031	5,676	1.4	1.7
Total	121,490	127,714	33.7	38.5

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco de Bogotá also offers the following other services and products:

•
fiduciary services including portfolio management, collateral and payment services for project finance, and real estate escrow services through its 95.0% direct ownership interest in Fidubogotá, the second largest fiduciary in Colombia as measured by net income and the second largest as measured by assets under management at December 31, 2014;

•	merchandise storage and deposit, customs agency, cargo management and merchandise distribution, through its subsidiary Almaviva;

•	brokerage services, fund management, portfolio management, securities management and capital markets consulting services through its 22.8% direct ownership interest in Casa de Bolsa;

•
pension fund administration through Porvenir, by which Banco de Bogotá is the most important pension fund administrator in Colombia, as measured by number of customers, assets under management, and net income at December 31, 2014;

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

Banco de Occidente

Banco de Occidente is the fifth largest bank in Colombia, with market shares of 7.2% of deposits and 6.9% of loans at December 31, 2014.

Banco de Occidente focuses on enterprise customers, state-owned entities and retail customers and has a diversified revenue stream. For the year ended December 31, 2014, its loan portfolio was distributed as follows: approximately 26.2% in consumer and auto lending; approximately 54.0% in corporate and public sector lending; and approximately 19.8% in SMEs. Banco de Occidente had market shares of 6.7% of commercial loans and 6.3% of consumer loans at December 31, 2014.

Banco de Occidente has had an average market share of approximately 12.5% of checking accounts for the five-year period ended December 31, 2014. Additional areas of focus for future growth include low-risk consumer loan services and products such as payroll loans and loans to government agencies. Banco de Occidente’s ROAE was approximately 14.5% for the five-year period ended December 31, 2014.

Ownership

The following table presents the share ownership structure of Banco de Occidente at December 31, 2014.

Banco de Occidente Ownership
(in percentages)
Grupo Aval	72.2
Mr. Sarmiento Angulo (additional beneficial ownership)	13.3
Subtotal	85.5
Other investors(1)	5.9
General public	8.6
Total	100.0

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

Banco de Occidente (Panamá) was established in 1982. Fiduciaria de Occidente was founded in 1991 and provides financial services focused in the southwest of Colombia. Banco de Occidente acquired and merged Banco Aliadas and Banco Unión into its operations in 2005 and 2006, seeking to strengthen its automobile finance and high-end consumer loan business, as well as to expand to other regions of Colombia.

Through open market transactions, our direct ownership in Banco de Occidente increased to 72.2% at December 31, 2014, compared to 68.2% at December 31, 2012.

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

The following chart presents Banco de Occidente’s principal subsidiaries at December 31, 2014.

Source: Company data at December 31, 2014.

(1)	Remaining shares not held by Banco de Occidente are held 35.0% by Fiduciaria de Occidente and 19.9% by Corficolombiana.

Enterprise customers

Banco de Occidente’s enterprise customers are classified as follows: very large corporations, with annual incomes in excess of Ps 250 billion; large corporations, with annual incomes of between Ps 20 billion and Ps 250 billion; small businesses, with annual incomes of between Ps 0.7 billion and Ps 20 billion; and public sector institutions. Banco de Occidente’s focus is on very large and large corporations, which represented approximately 50.5% of its loan portfolio at December 31, 2014.

At December 31, 2014, Banco de Occidente had approximately 71,200 enterprise customers, an increase of approximately 6.0% over the approximately 67,200 enterprise customers at December 31, 2013.

The following table presents Banco de Occidente’s enterprise customers at the dates indicated.

	At December 31,
	2014	2013
	(in thousands)
Very large corporations	1.9	2.6
Large corporations	19.2	18.3
Small businesses	48.3	44.8
Public sector institutions	1.7	1.4
Total	71.2	67.2

Individual customers

Banco de Occidente’s individual customers are classified as follows: preferential customers, with annual income in excess of 43 times the annual minimum wage of Ps 7,732,200; high net worth individuals, with annual income of between 5.6 and 43 times the annual minimum wage; mass-market and microfinance individuals, with annual income of between 1.0 and 5.6 times the annual minimum wage; and microfinance businesses, with annual incomes of under Ps 0.5 billion. Banco de Occidente’s individual customer strategy is to focus on high net worth individuals.

At December 31, 2014, Banco de Occidente had a total of approximately 571,700 individual customers, an increase of approximately 13.2% over the approximately 504,900 individual customers at December 31, 2013.

The following table presents the number of individual customers that Banco de Occidente served at the dates indicated.

	At December 31,
	2014	2013
Preferential customers	5.2	4.3
High net worth individuals	146.0	133.7
Mass-market, microfinance individuals and microfinance businesses	420.5	366.9
Total	571.7	504.9

Lending activities

The following table presents Banco de Occidente’s loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Commercial	11,491.1	10,904.9	586.2	5.4
Consumer	5,278.7	4,327.1	951.6	22.0
Microcredit	–	–	–	–
Mortgages	134.3	32.1	102.1	317.8
Financial leases	4,325.1	4,383.5	(58.4)	(1.3)
Total	21,229.3	19,647.7	1,581.6	8.0

Commercial loans

Banco de Occidente’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco de Occidente’s commercial loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
General purpose loans	8,465.1	7,863.4	601.7	7.7
Loans funded by development banks	461.1	408.7	52.4	12.8
Working capital loans	2,428.9	2,510.1	(81.1)	(3.2)
Credit cards	74.9	70.7	4.3	6.1
Overdrafts	61.0	52.0	9.0	17.3
Total	11,491.1	10,904.9	586.2	5.4

Consumer loans

Banco de Occidente’s consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, general purpose loans and other loans.

The following table presents Banco de Occidente’s consumer loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Credit cards	994.0	815.0	179.0	22.0
Personal loans	2,442.9	1,884.9	558.0	29.6
Automobile and other vehicle loans	1,678.2	1,470.8	207.5	14.1
Overdrafts	8.4	9.6	(1.2)	(12.5)
General purpose loans and other loans	155.2	146.8	8.4	5.7
Total	5,278.7	4,327.1	951.6	22.0

Financial leases

Leasing de Occidente S.A., which was formerly Banco de Occidente’s leasing subsidiary until June 2010 (when it was merged with Banco de Occidente), was the second largest leasing business in Colombia as measured by assets at the date of the merger.

To take advantage of Banco de Occidente’s lower cost of funding, wider distribution network and centralized administration, Leasing de Occidente was merged with Banco de Occidente, and Banco de Occidente now directly offers leasing products. Banco de Occidente had Ps 4,325.1 billion of financial leases at December 31, 2014, a decrease of 1.3% over the Ps 4,383.5 billion of loan leases at December 31, 2013.

Deposit-taking activities

Banco de Occidente has a relatively low cost of funds as a result of its relatively high proportion of deposits held in checking accounts. At December 31, 2014, 28.0% of Banco de Occidente’s deposits were held by customers in checking accounts, as compared to a national banking system average of approximately 17.5% at November 30, 2014.

Banco de Occidente offers checking accounts, savings accounts, time deposits and other deposits as described in the table below. The following table presents a breakdown of Banco de Occidente’s deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Checking accounts	6,255.1	5,899.4	355.6	6.0
Savings accounts	9,358.9	8,466.3	892.6	10.5
Time deposits	7,380.2	5,256.0	2,124.2	40.4
Other deposits(1)	329.8	278.1	51.7	18.6
Total	23,324.0	19,899.8	3,424.1	17.2

(1)	Includes active account portfolios, payroll accounts, funds held in trust, banks and correspondents, special deposits and temporary deposits held in connection with collection services agreements.

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

Distribution

The following map presents Banco de Occidente’s points of service across the principal regions of Colombia, at December 31, 2013 and 2014.

Source: Banco de Occidente

Note:
Other points of service include CBs, electronic service points (agilizadores electrónicos) and collection centers (centros de pago). At December 31, 2014, Banco de Occidente had opened 8,109 new banking correspondents through a new banking contract with Baloto.

Banco de Occidente had a network concentration of approximately 46.9% in Colombia’s central region and approximately 27.2% in Bogotá at December 31, 2014. Banco de Occidente is also active in the southwestern region of Colombia, in which approximately 13.8% of its distribution network is located. Banco de Occidente had approximately 3.8% market share of branches at December 31, 2014 and approximately 2.3% market share of ATMs at December 31, 2014.

The following table presents transaction volumes through Banco de Occidente’s physical distribution channels at the dates indicated.

	Transactions at December 31		% of total transactions at December 31,
Banco de Occidente	2014	2013	2014	2013
	(in thousands)
Branches	41,217	42,338	21.9	27.9
ATMs	9,694	7,181	5.1	4.7
Other	37,217	33,433	19.7	22.1
Total	88,128	82,952	46.8	54.7

The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels at the dates indicated.

	Transactions at December 31,		% of total transactions at December 31,
Banco de Occidente	2014	2013	2014	2013
	(in thousands)
Online banking	97,848	66,269	51.9	43.7
Mobile banking	575	220	0.3	0.1
Automated telephone banking	1,912	2,127	1.0	1.4
Total	100,335	68,616	53.2	45.3

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco de Occidente also offers the following services:

•
fiduciary services, including portfolio management, trust management and fiduciary guarantees through its 95% ownership interest in Fiduciaria de Occidente S.A., the fourth largest fiduciary in Colombia as measured by net income and the fifth largest measured by assets under management at December 31, 2014; and

•
deposits and loans in foreign currencies through its 95% ownership interest in Banco de Occidente (Panamá) and U.S. dollar and Euro deposits, loans and credit cards through Occidental Bank (Barbados) Limited.

In 2009, through its bancassurance line, Banco de Occidente began offering unemployment insurance for its loans, where the insurer provides coverage for the first six months of missed payments. In 2011, Banco de Occidente transformed the bancassurance line into a division entrusted with creating additional insurance options for the bank’s customers and developing a marketing strategy that uses diverse channels. The bank expanded its offering of unemployment insurance to other credit-related products, such as financing large vehicles and motorcycles. It also launched an individual insurance portfolio that includes coverage for certain cancers, other serious illnesses and personal accidents. The bank sells insurance products through its own sales force and telemarketing. Banco de Occidente intends to expand its bancassurance offerings through the “customer journey” strategy, which consists of delivering a personalized portfolio that complements the financial product offering with insurance products that target the customer’s specific insurance needs (for example, unemployment benefits, insurance for auto loans, and other such products).

Banco Popular

Banco Popular is the eighth largest bank in Colombia, with a market share of 3.7% of deposits and 4.3% of loans at December 31, 2014. Banco Popular operates primarily in the consumer and public sector businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to public sector employees.

Banco Popular achieved improved returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which has resulted in consumer loans with a substantially lower-risk profile for consumer loans (consumer past-due loans of 2.5% compared to a banking system average of 4.3% at December 31, 2014). At December 31, 2014, Banco Popular had total assets of Ps 17,059.3 billion, 230 branches, and net income of Ps 365.7 billion for the year ended December 31, 2014.

Banco Popular’s focus on consumer loans and institutional customers generates a mix of broad and stable sources of revenues, which contributed to its status as one of the most profitable bank among our principal competitors in 2014, with an ROAE of 14.5%.

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

Ownership

The following table presents the share ownership structure of Banco Popular at December 31, 2014.

Banco Popular Ownership
(in percentages)
Grupo Aval	93.7
Mr. Sarmiento Angulo (additional beneficial ownership)	0.8
Subtotal	94.5
Ownership by funds managed by Porvenir	1.2
Other investors and general public(1)	4.3
Total	100.0

(1)	Includes the remaining interest of the Colombian government following privatization.

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

In 2011, Grupo Aval increased its ownership to 93.7% pursuant to two escisiones with Rendifin S.A., Popular Securities S.A. and Inversiones Escorial S.A., each of which is beneficially owned by Mr. Sarmiento Angulo.

Business overview and operations

Banco Popular is a consumer bank with a broad product portfolio, including a broad range of loan and leasing services and products aimed at specific customer sectors, as described below.

The following chart presents Banco Popular’s principal subsidiaries at December 31, 2014.

Source: Company data at December 31, 2014.

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

At December 31, 2014, Banco Popular had a total of approximately 7,900 corporate and public sector customers, a decrease of approximately 4.8% over approximately 8,300 corporate and public sector customers at December 31, 2013. The following table presents the number of Banco Popular’s enterprise customers at the dates indicated.

	At December 31,
	2014	2013
	(in thousands)
Very large corporations	0.8	0.8
Large corporations	0.7	0.6
Medium-size businesses	4.0	4.4
Public sector entities	1.2	1.3
Other	1.2	1.2
Total	7.9	8.3

Individual customers

Banco Popular classifies as individual mass-market customers all the individual or corporate customers with an income under Ps 2.0 billion. At December 31, 2014, approximately 50.5% of Banco Popular’s total loan portfolio consisted of payroll loans, which Banco Popular believes allow it to obtain higher returns with less risk of default.

At December 31, 2014, Banco Popular had a total of approximately 2,806,200 individual mass-market customers, an increase of approximately 5.2% over approximately 2,667,500 individual customers at December 31, 2013.

Lending activities

The following table presents Banco Popular’s loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Commercial	5,853.6	5,201.9	651.7	12.5
Consumer	6,782.7	6,509.1	273.5	4.2
Microcredit	12.2	13.8	(1.7)	(12.1)
Mortgages	189.7	99.9	89.8	89.9
Financial leases	233.9	266.0	(32.1)	(12.1)
Total	13,072.0	12,090.8	981.3	8.1

Commercial loans

Banco Popular’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco Popular’s commercial loan portfolio at the dates indicated.

	At December 31,		Change December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
General purpose loans	5,201.6	4,528.9	672.7	14.9
Loans funded by development banks	289.4	245.3	44.1	18.0
Working capital loans	353.9	417.4	(63.5)	(15.2)
Credit cards	2.7	2.6	0.0	1.2
Overdrafts	6.1	7.8	(1.7)	(21.8)
Total	5,853.6	5,201.9	651.6	12.5

Consumer loans

Banco Popular’s consumer loan portfolio consists of personal loans, automobile and vehicle loans, credit cards, overdrafts and general purpose loans.

The following table presents Banco Popular’s consumer loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Personal loans(1)	6,630.2	6,380.5	249.8	3.9
Automobile and vehicle loans	18.9	24.2	(5.3)	(21.7)
Credit cards	127.3	98.3	29.0	29.5
Overdrafts	1.0	1.2	(0.2)	(16.0)
General purpose loans	5.2	4.8	0.4	8.4
Loans funded by development banks	0.1	0.2	(0.2)	(67.2)
Total	6,782.7	6,509.1	273.5	4.2

(1)	Payroll loans represented 99.5% of personal loans at December 31, 2014.

Financial leases

Banco Popular had Ps 233,9 billion of financial leases at December 31, 2014.

Deposit-taking activities

Banco Popular generates a substantial portion of its deposits through agreements with customers pursuant to which they agree to maintain a certain level of deposits in checking and/or savings accounts in exchange for the performance of services, primarily payment and collection services. These deposits totaled Ps 5,690.2 billion, representing approximately 53.9% of total deposits, at December 31, 2014.

Banco Popular offers customers checking accounts, savings accounts and time deposits.

The following table presents a breakdown of Banco Popular’s deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Checking accounts	1,329.1	1,546.6	(217.4)	(14.1)
Savings accounts	7,236.3	8,405.6	(1,169.3)	(13.9)
Time deposits	1,907.9	1,160.0	748.0	64.5
Other deposits	88.6	105.0	(16.4)	(15.6)
Total	10,561.9	11,217.1	(655.2)	(5.8)

For additional information, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco Popular’s points of service across the principal regions of Colombia at December 31, 2013 and 2014.

Source: Banco Popular

Note: Other points of service include CBs, electronic service points (agilizadores electrónicos) and collection centers (centros de pago).

Banco Popular had a network concentration of approximately 50.5% in Colombia’s central region and approximately 27.6% in Bogotá at December 31, 2014. Banco Popular had a market share of approximately 4.3% of branches and a market share of approximately 8.1% of ATMs at December 31, 2014.

The following table presents transaction volumes through Banco Popular’s physical distribution channels at the dates indicated.

	Transactions at December 31,		% of total transactions at December 31,
Banco Popular	2014	2013	2014	2013
	(in thousands)
Branches	49,922	37,799	35.4	32.4
ATMs	52,842	50,443	37.4	43.2
Other	4,403	3,892	3.1	3.3
Total	107,167	92,134	75.9	78.9

The following table presents transaction volume for online banking and automated telephone banking channels at the dates indicated.

	Transactions at December 31,		% of total transactions at December 31,
Banco Popular	2014	2013	2014	2013
	(in thousands)
Online banking	31,459	21,887	22.3	18.7
Automated telephone banking	2,484	2,712	1.8	2.3
Total	33,943	24,599	24.1	21.1

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco Popular also offers the following services and products:

•	fiduciary services, including portfolio management and trust management through its 94.9% ownership interest in Fiduciaria Popular S.A.;

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

Banco AV Villas

Banco AV Villas has evolved from being a traditional mortgage lender to a diversified full-service consumer bank targeting middle- and low-income customers. It is our most active bank in usage of non-traditional distribution channels (mobile banking, banking correspondents and virtual branches). Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas had a market share of 3.0% of deposits, 2.3% of loans, 3.9% of consumer loans and 4.5% of mortgages at December 31, 2014.

At December 31, 2014, Banco AV Villas had total assets of Ps 10,971.0 billion and 278 bank branches. Net income was Ps 195.4 billion for the year ended December 31, 2014. Banco AV Villas’ ROAE was 15.9% for the year ended December 31, 2014. Banco AV Villas’ efficiency ratio was 53.6% for the year ended December 31, 2014.

In the consumer segment, Banco AV Villas focuses on high-margin services and products such as general purpose loans, payroll loans and credit cards, as well as its traditional line of mortgages. It serves customers through a recently expanded sales force and through its traditional retail network, entrepreneurial business centers and instant credit offices, known as “OCIs,” where credit applicants receive the outcome of their credit application within two hours. Banco AV Villas also seeks to continue to expand in the small and medium size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas has developed projects, such as the Nearby Network (Red Cerca), that will allow it to increase coverage by banking correspondents and offer a wide array of services to individuals and small and medium size businesses through its mobile banking platform.

Ownership

The following table presents the share ownership structure of Banco AV Villas at December 31, 2014.

Banco AV Villas ownership (includes common and preferred shares)
(in percentages)
Grupo Aval(1)	79.9
Mr. Sarmiento Angulo (additional beneficial ownership)	15.5
Subtotal	95.4
General public	4.6
Total	100.0

(1)	Includes 0.1% of preferred shares.

History

Corporación de Ahorro y Vivienda Las Villas (predecessor entity to Banco AV Villas) was established by Mr. Sarmiento Angulo in 1972 to finance real estate housing developments. Throughout the 1970s, 1980s and the first half of the 1990s, Corporación de Ahorro y Vivienda Las Villas was a major participant in the mortgage business, particularly in low-to-middle-income residential neighborhoods. This preeminence in the mortgage business led to the brand’s positioning and the high level of recognition that it still holds. In 2000, Corporación de Ahorro y Vivienda Las Villas was merged with Corporación de Ahorro y Vivienda Ahorramás, which Grupo Aval acquired in 1997, and in 2002 the merged entity was transformed into a bank under the name Banco AV Villas following a Ps 30.0 billion capital injection by Grupo Aval to weather the Colombian mortgage crisis of the late 1990s. Since that time, the bank’s business focus has been on commercial banking for individuals and small and medium size businesses as well as on a smaller mortgage business.

Business overview and operations

The following chart shows Banco AV Villas’ main equity investment at December 31, 2014.

Source: Company data at December 31, 2014.

(1)	The remaining 60% of A Toda Hora S.A. is owned by Banco de Bogotá, Banco de Occidente and Banco Popular.

A Toda Hora S.A., or “ATH,” is a wholly-owned indirect subsidiary of Grupo Aval and is the administrator of Grupo Aval’s ATMs and the transactional services that flow through the Red de Grupo Aval (Grupo Aval network), such as internet, e-banking, electronic service points and payment spots, in which Banco AV Villas has a 40% interest. At December 31, 2014, ATH managed approximately 68.0% of Red de Grupo Aval’s 3,791 ATMs.

Enterprise customers

Banco AV Villas’ enterprise customers are classified as follows: enterprise customers, incomes of at least Ps 20 billion; government and institutional customers; small and medium size businesses, with revenues between Ps 1 billion and Ps 20 billion; micro-businesses, with revenues under Ps 1 billion; and mortgages.

At December 31, 2014, Banco AV Villas had a total of approximately 27,000 enterprise customers, an increase of 6.7% over the approximately 25,300 enterprise customers at December 31, 2013. Banco AV Villas’ focus is on micro-businesses and SME enterprise customers. The following table presents Banco AV Villas’ enterprise customers at the dates indicated.

	At December 31,
	2014	2013
	(in thousands)
Enterprise	1.0	1.0
Governmental and institutional	0.7	0.7
Small and medium size businesses	4.5	4.2
Micro-businesses	20.7	19.5
Other	0.0	0.1
Total	27.0	25.3

Individual customers

Banco AV Villas’ individual customers are classified as follows: preferential customers, with annual income in excess of six times the annual minimum wage, or Ps 7,732,000, and other individual customers, with annual incomes lower than six times the annual minimum wage. Individual customers represented approximately 6.1 % of Banco AV Villas’ loan portfolio at December 31, 2014. Approximately 21.9% of Banco AV Villas individual customer’s loan portfolio consists of payroll loans.

At December 31, 2014, Banco AV Villas had a total of approximately 1,309,700 individual customers, an increase of 5.0% over the approximately 1,247,000 individual customers at December 31, 2013. The following table presents the number of individual customers that Banco AV Villas served at the dates indicated.

	At December 31,
	2014	2013
	(in thousands)
Preferential customers	107.1	106.1
Other individual customers	1,202.6	1,140.9
Total	1,309.7	1,247.0

Lending activities

The following table presents Banco AV Villas’ loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Commercial	2,599.7	2,555.0	44.7	1.7
Consumer	3,241.9	3,025.2	216.7	7.2
Microcredit	6.2	11.7	(5.5)	(46.9)
Mortgages	1,298.9	996.0	302.9	30.4
Leasing	–	–	–	–
Total	7,146.8	6,588.0	558.8	8.5

Commercial loans

Banco AV Villas’ commercial loan portfolio consists of general purpose loans, loans funded by development banks, credit cards and overdrafts.

The following table presents Banco AV Villas’ commercial loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
General purpose loans	2,560.7	2,491.4	69.3	2.8
Loans funded by development banks	31.7	53.8	(22.1)	(41.1)
Credit cards	1.3	1.6	(0.3)	(16.8)
Overdrafts	5.7	8.2	(2.4)	(29.8)
Working capital loans	0.2	–	0.2	–
Total	2,599.7	2,555.0	44.7	1.7

Consumer loans

Banco AV Villas’ consumer loan portfolio consists of personal loans, credit cards and overdrafts.

The following table presents Banco AV Villas’ consumer loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Personal loans	2,757.6	2,627.1	130.4	5.0
Credit cards	415.7	368.3	47.4	12.9
Automobile and vehicle loans	66.9	27.9	39.0	140.1
Overdrafts	1.7	1.9	(0.2)	(9.9)
Total	3,241.9	3,025.2	216.7	7.2

Mortgages

Banco AV Villas is the principal bank in Grupo Aval that currently offers mortgage loans with strict underwriting standards: Banco AV Villas does not offer mortgage loans in amounts greater than 70.0% of the value of the property to be purchased, and all of our mortgage loans have maturities of between 5 and 20 years. The average maturity at December 31, 2014 was 134 months. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. As a result, its average loan-to-value ratio was 42.8% at December 31, 2014. Banco AV Villas’ mortgage portfolio consisted of Ps 1,298.9 billion at December 31, 2014, a 30.4% increase from Ps 996.0 billion at December 31, 2013.

Deposit-taking activities

Banco AV Villas offers customers checking accounts, savings accounts, time deposits and other deposits consisting primarily of transactional accounts. Banco AV Villas’ average savings account rate, one of the lowest in the market, is explained by a significant retail network and a low concentration of corporate and government accounts. At December 31, 2014, the average savings account rate was 2.0% for Banco AV Villas and 2.6% for the market as a whole.

The following table presents a breakdown of Banco AV Villas’ deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2014 vs. December 31, 2013
	2014	2013	#	%
	(in Ps billions)
Checking accounts	975.9	868.2	107.8	12.4
Savings accounts	4,561.3	4,395.1	166.2	3.8
Time deposits	2,821.9	2,252.7	569.2	25.3
Other deposits	81.6	86.1	(4.4)	(5.1)
Total	8,440.7	7,602.0	838.7	11.0
For additional information, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco AV Villas’ points of service across the principal regions of Colombia at December 31, 2013 and 2014.

Source: Banco AV Villas.

Note: During 2013, Banco AV Villas closed 5,755 non-operational banking correspondents following a strategic optimization review to improve efficiencies. Since December 2013, Banco AV Villas has a new network of banking correspondents named “Full Carga” which can be located at drugstores, small neighborhood stores, cybercafés, among others. As of December 31, 2013, there were 549 and as of December 31, 2014, there were 8,420.

Banco AV Villas had a network concentration of approximately 46.8% in Colombia’s central region and approximately 26.8% in Bogotá at December 31, 2014. Banco AV Villas had approximately 20.3% of its network in the southwestern region at December 31, 2014. Banco AV Villas had a market share of approximately 5.2% of branches and a market share of approximately 3.9% of ATMs at December 31, 2014. The following table presents transaction volume through Banco AV Villas’ physical distribution channels at the dates indicated.

The following table presents transaction volume through Banco AV Villas’ physical distribution channels at the dates indicated.

	Transactions		% of total transactions
	At December 31,		At December 31,
Banco AV Villas	2014	2013	2014	2013
	(in thousands)
Branches	51,654	44,714	27.5	24.9
ATMs	33,420	35,149	17.8	19.6
Other	13,581	13,186	7.2	7.4
Total	98,655	93,049	52.6	51.9

The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels at the dates indicated.

	Transactions		% of total transactions
	At December 31,		At December 31,
Banco AV Villas	2014	2013	2014	2013
	(in thousands)
Online banking	86,931	84,256	46.3	47.0
Mobile banking	1,665	1,548	0.9	0.9
Automated telephone banking	442	378	0.2	0.2
Total	89,028	86,181	47.4	48.1

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

Porvenir

Porvenir is the leading private AFP in Colombia, with a market share of 53.9% of mandatory pension fund individual customers and 55.2% of severance plan individual customers at December 31, 2014. See “—Competition—Pension and severance fund management – Porvenir.” Porvenir also provides voluntary pension funds and manages third-party sponsored pension funds. Pension funds provide individual savings for retirement, and severance funds provide temporary income to employees who lose their jobs. Through Gestión & Contacto, Porvenir manages pension-related information systems designed to provide employees with efficient payment solutions.

At December 31, 2014, Porvenir had Ps 95.3 trillion in total assets under management, of which Ps 68.3 trillion was managed under the mandatory pension fund, Ps 3.8 trillion was managed under the severance fund, Ps 2.9 trillion was managed under the voluntary pension fund and Ps 20.3 trillion was managed as a third-party sponsored pension liability fund.

Porvenir had shareholders’ equity of Ps 1.3 trillion at December 31, 2014, and net income of Ps 282.3 billion for the year ended December 31, 2014. Since its inception, Porvenir has been the leader in the Colombian private pension and severance fund markets.

Porvenir’s strengths include the following:

•	Porvenir is the most profitable AFP in Colombia, with an ROAE of 23.4% and 20.9% at December 31, 2014 and December 31, 2013, respectively;

•
Porvenir has the largest and, we believe, most effective sales force in the industry with a nationwide presence. At the same time, it is the most efficient AFP in Colombia, with an efficiency ratio of 40.4% for the year ended December 31, 2014; and

•
Porvenir has access to Grupo Aval’s banking network. This advantage is particularly relevant in the severance market, as Grupo Aval’s banks provide financing to employers to comply with legally imposed annual severance allowance liabilities for their employees. In addition, the banks of Grupo Aval provide collection services for all of the funds administered by Porvenir.

On April 18, 2013, Porvenir, together with Grupo Aval and other Grupo Aval entities acquired Horizonte for U.S.$541.4 million (Ps 999.6 billion as of the date of the acquisition).

On December 31, 2013, a merger by absorption was completed between Horizonte and Porvenir, in which Porvenir acted as the absorbing entity.

Ownership

The following table presents the share ownership structure of Porvenir at December 31, 2014.

Porvenir ownership %
Banco de Bogotá	36.5
Banco de Occidente	24.2
Grupo Aval	20.0
Fidubogotá(1)	10.4
Fiduciaria de Occidente(2)	8.9
Total	100.0

(1)	Fidubogotá is 95.0% owned by Banco de Bogotá. Of the remaining 5.0%, 3.6% is owned by Corporación Banco de Bogotá and 1.4% by Rendifin S.A., an affiliate of Mr. Sarmiento Angulo.

(2)	Fiduciaria de Occidente is 95.0% owned by Banco de Occidente. Of the remaining 5.0%, 4.4% is owned by Corficolombiana and 0.6% by Occidental Bank Barbados.

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

On December 31, 2013, Porvenir completed the merger by absorption of Horizonte, a recently acquired pension and severance fund management business in Colombia. Horizonte, on a standalone basis, was the third largest operator in the market based on assets under management as of December 31, 2014.

The following chart shows Porvenir’s principal subsidiary at December 31, 2014.

Source: Company data at December 31, 2014.

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

If a fund’s cumulative return for any month is lower than the minimum return, the AFP must supplement the necessary amount to cover the difference within a period of five days. To do so, the AFP must first apply funds from its “stabilization reserve,” which is a portion of the AFP’s capital invested in the fund administered by the AFP and which must represent at least 1.00% of the value of that fund. If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its remaining capital. If the AFP does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the AFP. If, notwithstanding the above, an AFP fails to observe either the minimum return or the stabilization requirements or the order of capitalization, the Superintendency of Finance may take possession (tomar posesión) of the AFP, in which case FOGAFIN, the Colombian deposit insurance fund, is required to supply funds to cover the shortfall. In that event, the AFP may be dissolved and the fund transferred to another AFP. See “Item 3. Key Information—D. Risk Factors—Risks relating to our businesses and industry—Risks relating to our pension and severance fund management business.”

For the year ended December 31, 2014, 64.4% of Porvenir’s revenues were derived from mandatory pension funds, 13.3% from severance funds, 7.4% from voluntary pension funds and 1.3% from third-party sponsored pension liability funds. Porvenir derived the remaining 13.6% of its revenues from a combination of its own investment portfolio, stabilization reserves and other income.

Mandatory pension funds

Mandatory pension funds are independent trusts formed by contributions made by individual customers to the social security pension system.

At December 31, 2014, mandatory pension funds represented 71.6% of Porvenir’s assets under management and constituted its main line of business.

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

Mandatory pension funds cannot be withdrawn prematurely, and they generally expand over the individual’s working years. Porvenir is the market leader in the mandatory pension’s area, with Ps 68.3 trillion of assets under management and 6.8 million individual customers at December 31, 2014. Since March 22, 2011, pension fund managers in Colombia must offer three types of mandatory funds under the new multi-fund regulatory system from which individual customers may choose. These funds are:

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

Severance accounts represented 3.9% of Porvenir’s assets under management at December 31, 2014.

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

Porvenir is the market leader in the severance area, with Ps 3.8 trillion of assets under management and 3.2 million customers at December 31, 2014.

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purposes of complying with one or several voluntary retirement or disability pension plans.

Voluntary pension funds represented 3.1% of Porvenir’s assets under management at December 31, 2014.

All contributors to voluntary pension funds can invest their funds in one or more portfolios with different objectives, durations and risk profiles.

Porvenir earns annual management commissions for assets under management that range between 1.0% and 4.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios). At December 31, 2014, Porvenir had Ps 2.9 trillion of voluntary pension assets under management and approximately 167 thousand voluntary pension fund individual customers.

Third-party sponsored pension liability funds

Third-party sponsored pension liability funds represent approximately 21.3% of Porvenir’s assets under management at December 31, 2014. Third-party sponsored pension liability funds are made up of deposits from different institutions (both private and publicly owned) that require a professional institution to manage a fund that is usually created to finance particular pension regimes (i.e., pensions that are paid by the employer; before 1994, companies were allowed to establish their own internal pension systems).

Third-party sponsored pension liability funds in some cases have a minimum guaranteed return pursuant to their terms. Porvenir had Ps 20.3 trillion of such assets under management at December 31, 2014, mostly under contracts of five years. The most important of these contracts is with FONPET which is subject to renewal upon expiration in November 2017. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 61.3% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 10.2% and 3.4% of the total revenues of the company at December 31, 2014 and December 31, 2013, respectively.

Distribution

Porvenir attracts new individual customers mainly through its large direct sales force (approximately 1,307 individuals) who report to six regional sales managers located in Bogotá, Antioquia, Cali, the Central region, the Coast region and the North region. At December 31, 2014, Porvenir has 54 offices, 16 service modules, 60 electronic service centers and 5 business service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Corficolombiana

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2014. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including, in particular, financial services, infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) leasing, fiduciary and private banking.

Corficolombiana had total consolidated assets and shareholders’ equity of Ps 12,004.8 billion and Ps 4,533.2 billion, respectively, at December 31, 2014 and net income of Ps 420.9 billion for the year ended December 31, 2014.

The following table presents the share ownership structure of Corficolombiana at December 31, 2014.

(in percentages)	Corficolombiana ownership (includes common and preferred shares)
Banco de Bogotá	38.2
Grupo Aval (1)	9.3
Banco Popular	5.7
Banco Occidente	4.6
Mr. Sarmiento Angulo (Additional beneficial ownership)	0.3
Subtotal	58.2
Ownership by funds managed by Porvenir	3.4
Other investors(2)	4.8
General public	33.7
Total	100.0

(1)	On December 17, 2014, Grupo Aval acquired from Banco de Occidente a 9.3% direct interest in Corficolombiana through the purchase of 20,008,260 common shares.

(2)	Based on publicly available information, we have identified a group of investors who have maintained positions of at least one percent in Corficolombiana over a significant period of time.

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

Corficolombiana’s funding strategy seeks to minimize liquidity risk by funding equity investments using its own equity, principally retained earnings. It has not sought to raise equity capital from its shareholders in the last five years. Between January 1, 2009 and December 31, 2014, the book value of Corficolombiana’s equity investment portfolio increased by 187.3% (on a consolidated basis and 155.8% on an unconsolidated basis) and its shareholders’ equity increased by 127.5% (on a consolidated basis and 135.0% on an unconsolidated basis). At December 31, 2014, the gross book value of Corficolombiana’s investment portfolio before provisions totaled Ps 4.112,1 billion on a consolidated basis (and Ps 5.312,4 billion on an unconsolidated basis) and its shareholders’ equity totaled Ps 4.533,2 billion (on a consolidated basis).

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

Equity investment portfolio

Corficolombiana primarily invests in five sectors of the Colombian economy: infrastructure; energy and gas; financial services; hotels; and agribusiness. It generally seeks to invest in businesses with leading market positions, strong cash flows and growth potential.

The following charts provide information concerning Corficolombiana’s investments in sectors of the Colombian economy at December 31, 2014, and for the year ended December 31, 2014, as the case may be.

Sector breakdown by book value of investments(1) at December 31, 2014	Sector breakdown by earnings(2) for the year ended December 31, 2014

(1)	After provisions, fiduciary rights not included.

(2)	Corresponds to the sum of the net income of each of the investments, adjusted to reflect the ownership interest of Corficolombiana. Preliminary figures for certain companies.

Corficolombiana has a track record of growth in its equity investment portfolio as measured by its book value evolution. Future growth will depend, in large part, on the identification of new investments and growth in the economic sectors in which it invests. During 2014, Corficolombiana, either directly or through its affiliates, made at least one new investment in each of its key sectors except for financial services and believes that it will have opportunities for further investments in each such sector in the coming years.

Corficolombiana’s infrastructure investments are concentrated in highway concession projects, a sector in which it is a leading private investor in Colombia. Among other investments, it has controlling ownership positions in six highway concession projects, consisting of the 85.6 kilometer highway between Bogotá and Villavicencio, the 57.0 kilometer highway between Buga, Tuluá and La Paila (subsequently extended by 20.1 kilometers to La Victoria), the 111 kilometer highway between Los Alpes and Villeta, Chuguacal and Cambao, the 38.3 kilometer highway between Fontibón and Los Alpes and 2 projects awarded to Corficolombiana during 2014 (details below). Corficolombiana also has a noncontrolling interest of the 528 kilometer highway between Puerto Salgar and San Roque. On June 3, 2014, Corficolombiana, through its subsidiary Episol, was awarded the toll-road concession “Conexión Pacifico 1” by the National Infrastructure Agency (Agencia Nacional de Infraestructura—ANI) of the Colombian Government. This concession is part of the 4 G (“Cuarta Generación”) program led by the Colombian Government. Corficolombiana, through Episol, has a 60% share of the project. The toll-road concession involves the construction, operation and maintenance of a 53.8 kilometer double carriageway in the Antioquia Region, and it is the first part of the highway that will connect this zone of the country with the Colombian Pacific Coast. On December 5, 2014, Corficolombiana, through its subsidiary Episol, was awarded the toll-road concession “Mulaló-Loboguerrero” by the National Infrastructure Agency (Agencia Nacional de Infraestructura—ANI) of the Colombian Government. This concession is also part of the 4G (“Cuarta Generación”) program. Corficolombiana, through Episol, has a 60% share of the project. The toll-road concession involves the construction, operation and maintenance of a 31.8 kilometer single carriageway in the Valle del Cauca Region, and it is the part of the highway that connects this zone of the country with the Colombian Pacific Coast. Corficolombiana’s infrastructure investments totaled Ps 453.3 billion after provisions at December 31, 2014 (on an unconsolidated basis).

Corficolombiana’s main investments in the energy and gas sector include a minority stake in the second largest natural gas pipeline company in Colombia (Promigas), an electricity and gas conglomerate (Empresa de Energía de Bogotá, or “EEB”) and a majority stake in a gas distribution company in northern Peru (Gas Comprimido del Perú S.A. (Gascop)). Corficolombiana’s energy and gas investments totaled Ps 3,798.2 billion after provisions at December 31, 2014 (on an unconsolidated basis).

On February 10, 2011, Corficolombiana, EEB and two Colombian private investment funds purchased from AEI three special purpose vehicles located in the Cayman Islands (AEI Promigas Holdings Ltd., AEI Promigas Ltd. and AEI Promigas Investments Ltd.), which together held a 52.13% stake in Promigas.

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

The total purchase price of this transaction was U.S.$792.8 million (Ps 1,499.6 billion at the date of the transaction). Corficolombiana and Porvenir invested U.S.$388.7 million (Ps 735.2 billion at the date of the transaction) and U.S.$151.6 million (Ps 286.8 billion at the date of the transaction) in this transaction, respectively. Upon completion of the transaction, Corficolombiana had a 24.9% direct and indirect economic interest in Promigas. In addition, Corficolombiana and Porvenir together had a further 24.9% economic exposure to Promigas as a result of their respective holdings in the private investment fund.

During 2012, Corficolombiana took the following steps to restructure its ownership in, and increase its participation in the outstanding share capital of Promigas:

On June 5, 2012, the 10.58% indirect economic interest held by Corficolombiana in Promigas was transferred to CFC Limited, a wholly-owned subsidiary of Corficolombiana through an escisión. Following that step, CFC Limited merged with CFC Gas Holding SAS, a Colombian wholly-owned subsidiary of Corficolombiana.

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

Corficolombiana’s principal investments in agribusiness are centered on forestry and woodworking as well as the production of palm oil, rubber, rice and cotton. These investments include a controlling stake in Organización Pajonales and minority stakes in Pizano and Unipalma. Investments in this sector totaled Ps 443.9 billion after provisions at December 31, 2014 (on an unconsolidated basis).

Corficolombiana also has investments in the hospitality sector. These include majority stakes in Hoteles Estelar de Colombia S.A. and Promotora y Comercializadora Turística Santamar S.A., which totaled Ps 246.5 billion after provisions at December 31, 2014 (on an unconsolidated basis).

In the financial-services sector, Corficolombiana offers leasing, trust, brokerage and offshore banking services to third-party customers through three subsidiaries: Leasing Corficolombiana S.A., Fiduciaria Corficolombiana S.A. and Banco Corficolombiana (Panamá) S.A. Corficolombiana’s investments in these three subsidiaries totaled Ps 192.0 billion at December 31, 2014 (on an unconsolidated basis and after provisions).

Investment banking, treasury and private banking businesses

Corficolombiana’s investment banking group provides advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions, project finance and private banking. Corficolombiana has helped to shape the participation of the private sector in infrastructure projects, to develop the domestic capital markets and to expand the resources and operations of local companies in the region. In 2014, Corficolombiana’s investment bank helped secure financing and coordinate projects for its clients totaling Ps 3,473.7 billion.

Corficolombiana’s treasury operations are a leading participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2014, Corficolombiana had total fixed income assets of Ps 1,873.1 billion (on a consolidated basis).

Corficolombiana’s private banking business provides high net worth customers and companies with a wide range of investment services and products. The private banking operations had Ps 1,607.4 billion in assets under management for its customers at December 31, 2014.

Central American operations

On December 9, 2010, we acquired all of the outstanding shares of BAC Credomatic Inc. (formerly known as BAC Credomatic GECF Inc.), a company incorporated under the laws of the British Virgin Islands, pursuant to a stock purchase agreement with GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation (collectively, GE Capital) for U.S.$1.92 billion (Ps 3.6 trillion at the closing date of the transaction).

The BAC Credomatic acquisition provided us with a leading Central American presence with operations that are complementary to our businesses and with the opportunity to enter primarily the consumer and credit card banking businesses in the region. BAC Credomatic is the leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá. BAC Credomatic maintains a credit card-issuing operation in Mexico, a small merchant and card processing center in the state of Florida and offshore subsidiaries in the Bahamas and the Cayman Islands.

On December 19, 2013, Banco de Bogotá acquired BBVA Panamá through its subsidiary, LB Panamá, for U.S.$505 million (Ps 982.5 billion at the date of the transaction). On December 9, 2014, Banco BAC de Panamá´s operation was merged with BAC International Bank, Inc.

On December 23, 2013, BAC Credomatic acquired Grupo Reformador through its subsidiary, Credomatic International Corporation for U.S.$421 million (Ps 815.0 billion at the date of the transaction). These acquisitions were funded through (i) an equity injection of U.S.$500 million from Banco de Bogotá to LB Panamá,(ii) a U.S.$282 million securitization of certain credit card inflows by BAC Credomatic due November 2020, and (iii) a short term loan of U.S.$250 million from Citibank N.A. expiring on November 29, 2014, which was replaced on April 16, 2014 with part of the net proceeds of a U.S.$350 million securitization of certain of BAC Credomatic’s credit card inflows, due October 2021.

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

Central American operations overview

BAC Credomatic is the leading financial group in Central America with a record of strong financial performance. BAC Credomatic is a full-service financial institution with one of the leading credit card-issuance and merchant-acquiring businesses in the region. BAC Credomatic offers commercial and retail banking, brokerage, insurance, pension fund management and other financial services. Its coverage extends throughout Central America with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá, as well as Mexico (with a small credit card-issuing operation) and the state of Florida (with a merchant and card processing center). It also has a presence in the Bahamas, Barbados and the Cayman Islands. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club.

The table below shows BAC Credomatic financial data on a country-by-country basis at and for the year ended December 31, 2014.

	At and for year ended December 31, 2014
	Net income(3)		Loans(3)		Deposits(3)
	(in U.S.$ millions except percentages)
Costa Rica	144.9	48.1%	3,020.0	26.1%	2,728.9	24.0%
El Salvador	33.0	11.0%	1,201.2	10.4%	1,153.4	10.1%
Guatemala	68.9	22.9%	2,043.7	17.7%	2,095.1	18.4%
Honduras	50.8	16.8%	1,264.8	10.9%	1,199.9	10.6%
Nicaragua	46.5	15.4%	954.7	8.3%	1,097.6	9.7%
Panamá(1)	(0.7)	-0.2%	3,118.1	27.0%	2,989.8	26.3%
Mexico	(7.8)	-2.6%	54.0	0.5%	-	-
Regional offshore operations(2)	24.1	8.0%	139.3	1.2%	250.7	2.2%
Corporate and eliminations	(58.3)	-19.3%	(244.7)	-2.1%	(142.2)	-1.3%
Consolidated	301.6	100.0%	11,551.1	100.0%	11,373.3	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries.

(1)	Panamá loans include operations from BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

(2)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

The table below presents BAC Credomatic’s market share of total loans and deposits in each of its main markets at December 31, 2014.

	At December 31, 2014
	Loans	Deposits
Costa Rica(1)	13.1%	10.9%
El Salvador	11.5%	12.0%
Guatemala	9.7%	8.1%
Honduras	13.7%	12.5%
Nicaragua	26.2%	24.6%
Panamá	5.6%	5.8%

Source: Superintendency of banks of each country and company calculations. Percentage of total loans and deposits is based on banking operations in each country, as reported to the local financial regulator, which excludes certain credit card data and offshore operations.

(1)
Percentage calculation for Costa Rica includes state-owned banks (Banco Nacional de Costa Rica, Banco de Costa Rica, Banco Popular and Banco Crédito Agrícola de Cartago), which at December 31, 2014 and December 31, 2013 had a 61.5% and 62.5% market share by loans, respectively, and a 66.8% and 67.9% market share by deposits, respectively.

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

In December 2013, Banco de Bogotá acquired BBVA Panamá through its subsidiary, LB Panamá, for U.S.$505 million (Ps 982.5 billion at the date of the transaction). On December 9, 2014 Banco BAC de Panamá´s operation was merged with BAC International Bank, Inc.

In December 2013, BAC Credomatic acquired Grupo Reformador in Guatemala through its subsidiary, Credomatic International Corporation for U.S.$421 million (Ps 815.0 billion at the date of the transaction).

BAC Credomatic operations

BAC Credomatic provides banking, credit card and other financial services mainly in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá. The BAC Credomatic brand is widely recognized in Central America, a region that is comparable to Colombia, with significant growth potential in financial services. At December 31, 2014, BAC Credomatic had assets of U.S.$17.4 billion, loans at book value of U.S.$11.6 billion, deposits of U.S.$11.4 billion and shareholders’ equity of U.S.$2.2 billion. For the year ended December 31, 2014, BAC Credomatic had reported net income of U.S.$301.6 million, respectively. BAC Credomatic, served more than 3.2 million customers through 635 points of contact, including 351 full-service branches, 40 in-store branches offering teller services in retail stores, 216 on-site branches offering full banking services for corporate employees, and 28 auto/drive-thru branches throughout Central America at December 31, 2014 and a single technological platform that allows online transactions between countries in the region.

We believe that BAC Credomatic has a leading presence in the credit card-issuing business and a significant presence in the acquiring market in Central America. At December 31, 2014, BAC Credomatic had approximately 3.3 million credit card and debit card accounts, of which approximately 1.8 million were debit card accounts and approximately 1.5 million were credit card accounts. Through its merchant acquiring business, BAC Credomatic’s processing volume amounted to U.S.$13,867 million for the year ended December 31, 2014, representing an increase of U.S.$1,263 million, or 10.0%, from U.S.$12,604 million for the year ended December 31, 2013, mainly driven by a strong performance in Costa Rica, Guatemala and Honduras.

BAC Credomatic offers a wide range of products and integrated financial solutions to its clients throughout the region. BAC Credomatic operates across two main integrated business lines, offering credit card and banking services to its customers.

The following chart shows BAC Credomatic’s principal subsidiaries at December 31, 2014.

Lending activities

The following tables show BAC Credomatic’s gross loan portfolio at the dates indicated. BAC Credomatic’s loan portfolio consists of credit card loans, commercial loans, mortgage loans, automobile and vehicle loans and personal loans.

	At December 31,
	2014	2013
	(in U.S.$ millions)
Credit card loans	2,195	1,973
Commercial loans(1)(2)	4,841	4,553
Mortgage loans(3)	2,563	2,406
Automobile and vehicle loans	684	620
Other personal loans	1,268	1,135
Total	11,551	10,687

Source: BAC Credomatic.

(1)	Represents loans to businesses.

(2)	At December 31, 2014 and 2013, commercial loans include only commercial leasing and commercial overdraw; consumer leasing and consumer overdraw are included in “Other personal loans.”

(3)	Includes loans measured at fair value.

We believe that BAC Credomatic’s customer knowledge, coupled with a centralized risk-management structure, has resulted in a high quality loan portfolio, with an average 90 days and more past due loan ratio of 1.1% from 2010 to 2014.

Credit cards

BAC Credomatic has a leading presence in the credit card-issuing business and a significant presence in the merchant acquiring business in the region. Through its Credomatic brand, BAC Credomatic offers its customers a wide variety of credit and debit cards including Visa, MasterCard, American Express and Diners Club, and is the only network that processes all major brands in the region. Additionally, BAC Credomatic and its customers benefit from co-branding agreements with major airlines (such as American Airlines and AviancaTACA) and major supermarkets (such as Pricesmart and Wal-Mart) present in the region. BAC Credomatic has been a member of Visa and MasterCard for more than 20 years, issuing both national and international credit cards. Moreover, BAC Credomatic is currently the exclusive credit card issuer and merchant acquirer of American Express in the Central American region, with the exception of Panamá.

Card-issuing

BAC Credomatic has a leading presence in the Central American card-issuing market, at December 31, 2014, BAC Credomatic had approximately 3.3 million credit card and debit card accounts, of which 1.8 million were debit card accounts and 1.5 million were credit card accounts. From December 31, 2005 to December 31, 2014, BAC Credomatic’s credit card accounts grew at a CAGR of 8.5% and its debit card accounts grew at a CAGR of approximately 17.6%. The following table shows the number of credit card and debit card accounts at the dates indicated.

	At December 31,
	2014	2013
	(in thousands)
Credit cards	1,536	1,321
Debit cards	1,792	1,564
Total	3,327	2,885

Source: BAC Credomatic.

For the year ended December 31, 2014, BAC Credomatic’s billed volume was U.S.$7,975 million, a 11.1% increase over the U.S.$7,178 million billed volume for the year ended December 31, 2013.

	At December 31,
	2014	2013
	(in U.S.$ millions)
Credit cards	6,640	5,985
Debit cards	1,336	1,193
Total	7,975	7,178

Source: BAC Credomatic.

In its card-issuing business, BAC Credomatic has a strong presence in the premier and high-end customer segments in Central America. BAC Credomatic’s Platinum credit card clients averaged yearly expenditures in 2014 of U.S.$12,741 and represented approximately 16.3% of BAC Credomatic’s total credit card portfolio, and its Gold credit card clients averaged yearly expenditures in 2014 of U.S.$4,841 and represented approximately 23.8% of BAC Credomatic’s total credit card portfolio. BAC Credomatic’s Classic credit card clients who averaged yearly expenditures in 2014 of U.S.$1,814 represented 54.7% of BAC Credomatic’s credit card portfolio while other clients represented the remaining 5.2%.

At December 31, 2014, BAC Credomatic’s credit card portfolio totaled U.S.$2.2 billion which represents a 11.3% increase from U.S.$2.0 billion at December 31, 2013, growing at a 13.4% CAGR from U.S.$0.7 billion in December 31, 2005. At this same date, 77.3% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panamá. The remaining 22.7% was distributed among Honduras, Nicaragua and Mexico. The following table shows the credit card portfolio breakdown by country at the dates presented.

	At December 31,
	2014		2013
	(in U.S.$ millions, except percentages)
Costa Rica	704	32.1%	677	34.3%
El Salvador	312	14.2%	285	14.4%
Guatemala	369	16.8%	315	16.0%
Honduras	290	13.2%	257	13.0%
Nicaragua	106	4.8%	99	5.0%
Panamá	313	14.3%	278	14.1%
Mexico	54	2.5%	62	3.1%
Off-shore	48	2.2%	–	–
Total	2,195	100.0%	1,973	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries.

For the past three years, BAC Credomatic has maintained a stable credit card portfolio quality. Of its total credit card portfolio, BAC Credomatic’s 90 days and more past due loans represented 2.4% at December 31, 2014, 2.2% at December 31, 2013 and 1.6% at December 31, 2012.

Merchant acquiring

BAC Credomatic, has a significant presence in Central America’s merchant acquiring business, achieving processing volumes of U.S.$13,867 million, U.S.$12,604 million and U.S.$10,996 million for the years ended December 31, 2014, 2013 and 2012, respectively. This performance compares favorably to processing volumes of other leading Latin American issuers at December 2014. From December 31, 2005 to December 31, 2014, BAC Credomatic’s processing volume grew at a CAGR of 14.3%.

The table set forth below shows the processing volume for the period presented.

	At December 31,
	2014	2013
	(in U.S.$ millions)
Local	11,193	10,217
International	2,675	2,387
Total	13,867	12,604

Source: BAC Credomatic.

BAC Credomatic’s processing volume for the year ended December 31, 2014 of U.S.$13,867 million represented an increase of U.S.$1,263 million, or 10%, from U.S.$12,604 million for the previous year. This increase is primarily due to a recovery in the economic activity compared to 2013. BAC Credomatic has the only network in Central America that processes all the major brands including Visa, MasterCard, American Express and Diners Club. Furthermore, BAC Credomatic has exclusive card-issuing and merchant acquiring agreements with American Express for the Central American region, with the exception of Panamá.

At December 31, 2014, BAC Credomatic serviced approximately 319,306 merchant locations, with 96% of credit card authorizations processed electronically through its 245,119 point-of-sale devices.

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

Commercial banking

BAC Credomatic offers traditional commercial banking services and products. At December 31, 2014, 75.3% of BAC Credomatic’s commercial loan portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panamá. The remaining 24.7% was distributed among Honduras, Nicaragua, and regional offshore operations. The following table displays BAC Credomatic’s commercial loan portfolio by country at the dates presented.

	At December 31,
	2014		2013
	(in U.S.$ millions, except percentages)
Costa Rica	961	19.9%	804	17.7%
El Salvador	385	8.0%	368	8.1%
Guatemala	1,158	23.9%	1,163	25.5%
Honduras	618	12.8%	590	13.0%
Nicaragua	533	11.0%	487	10.7%
Panamá(1)	1,143	23.6%	1,109	24.4%
Regional offshore operations(2)	64	1.3%	32	0.7%
Eliminations	(21)	-0.4%	–	–
Total(3)	4,841	100.0%	4,553	100.0%

Source: BAC Credomatic.

(1)	Panamá loans include our operations from BAC Credomatic’s Panamá subsidiaries and certain BAC Credomatic intercompany adjustments.

(2)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

(3)	At December 31, 2014 and 2013, commercial loans include only commercial leasing and commercial overdraw; consumer leasing and consumer overdraw are included in consumer loans.

BAC Credomatic has managed its commercial portfolio risk conservatively, maintaining high quality and coverage metrics. The following table displays BAC Credomatic’s commercial loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At December 31,
	2014	2013
	(in percentages)
90 days and more past due loan ratio	0.6	0.5
90 days and more past due loan coverage ratio	125.3	151.3

Source: BAC Credomatic.

BAC Credomatic also offers investment products, supplier and payroll ePayments, Ameritransfer (online transfer of funds among deposit accounts in BAC Credomatic’s network), online banking and foreign exchange services as part of its commercial banking platform in the region. At December 31, 2014, BAC Credomatic had more than 100,000 enterprise customers, divided into three main sectors: (1) corporate, consisting of companies with over U.S.$250,000 in deposits, more than 100 employees and loans over U.S.$1,000,000, which represented 86.1% of total commercial loans; (2) midsize companies, composed of companies with deposits of U.S.$50,000 to U.S.$250,000, between 51 to 100 employees and loans between U.S.$300,000 to U.S.$1,000,000, which represented 8.5% of total commercial loans; and (3) small companies, consisting of companies with deposits of less than U.S.$50,000, fewer than 50 employees and loans under U.S.$300,000, which represented 5.4% of total commercial loans.

BAC Credomatic’s electronic transfer and payment capabilities allow corporate clients to instantly transfer funds between different commercial and consumer accounts, provided that all parties have a BAC Credomatic account. BAC Credomatic recorded over U.S.$39.5 billion in electronic payments in 2014.

Electronic transfers originate mainly from: (1) merchant deposit transfer payments (instant electronic payments to merchants); (2) Ameritransfer (online transfer of funds across the region); (3) supplier ePayments (instant electronic payments from merchants to suppliers); and (4) payroll ePayments (payroll payments from companies to employees). The following table breaks down BAC Credomatic’s electronic transfers by product for the dates presented, excluding Banco BAC de Panamá and Grupo Reformador.

	At December 31,
	2014	2013
	(in U.S.$ billions)
Merchant deposit transfers	13.9	12.6
Ameritransfer	6.1	5.6
Payroll ePayments	5.2	4.5
Supplier ePayments	14.3	11.0
Total	39.5	33.7

Source: BAC Credomatic.

Consumer banking

At December 31, 2014, as a proportion of BAC Credomatic’s total consumer loan portfolio, mortgage loans represented 56.8%, automobile and vehicle loans represented 15.1% and other personal loans represented 28.1%. Approximately 84.2% of the total consumer loan portfolio had a maturity greater than five years. At December 31, 2014, consumer loans amounted to U.S.$4.5 billion, a 8.5% increase over U.S.$4.2 billion at December 31, 2013. At December 31, 2014, 89.4% of BAC Credomatic’s consumer loan portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panamá. The remaining 10.6% was distributed among Honduras, Nicaragua and regional offshore operations. The following table displays BAC Credomatic’s consumer loan portfolio by country at the dates presented.

	At December 31,
	2014		2013
	(in U.S.$ millions, except percentages)
Costa Rica(1)	1,355	30.0%	1,188	28.6%
El Salvador	504	11.2%	415	10.0%
Guatemala	517	11.4%	490	11.8%
Honduras	357	7.9%	342	8.2%
Nicaragua	316	7.0%	276	6.6%
Panamá(2)	1,662	36.8%	1,656	39.8%
Regional offshore operations(3)	27	0.6%	25	0.6%
Eliminations	(223)	-4.9%	(231)	-5.5%
Total(4)	4,515	100.0%	4,162	100.0%

Source: BAC Credomatic.

(1)	Includes loans measured at fair value.

(2)	Loans include operations of BAC Credomatic’s Panamá subsidiaries and certain BAC Credomatic intercompany adjustments.

(3)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

(4)	At December 31, 2014 and 2013, consumer loans include consumer leasing and consumer overdraw.

At December 31, 2014, BAC Credomatic’s mortgage loans had an individual average mortgage loan balance of U.S.$61,779, with an average loan-to-value ratio of 58.0%. Given that BAC Credomatic’s mortgage loan portfolio has no significant exposure to the higher risk sectors such as vacation homes or second-home mortgages, it maintains a 90 days and more past due loan ratio of 1.4% and a coverage of 90 days and more past due loans of 23.8%. The following table displays BAC Credomatic’s mortgage loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At December 31,
	2014	2013
	(in percentages)
90 days and more past due loan ratio	1.4	1.5
90 days and more past due loan coverage ratio	23.8	25.6

Source: BAC Credomatic.

At December 31, 2014, BAC Credomatic’s automobile and vehicle loan portfolio had an individual average loan balance of U.S.$11,922, maintaining a 90 days and more past due loan ratio of 0.3%. The following table displays BAC Credomatic’s auto loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At December 31,
	2014	2013
	(in percentages)
90 days and more past due loan ratio	0.3	0.3
90 days and more past due loan coverage ratio	116.3	107.5

Source: BAC Credomatic.

BAC Credomatic’s personal loan portfolio includes individual loans, retirement linked loans, payroll loans and consumer finance loans. At December 31, 2014, BAC Credomatic’s personal loan portfolio had an individual average loan balance of U.S.$10,438, and a 90 days and more past due loan ratio of 0.7%. The following table displays BAC Credomatic’s personal loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At December 31,
	2014	2013
	(in percentages)
90 days and more past due loan ratio	0.7	1.2
90 days and more past due loan coverage ratio	186.5	211.3

Source: BAC Credomatic.

Deposit activities

The following table shows BAC Credomatic’s deposit breakdown at the dates indicated. At December 31, 2014, 37% of BAC Credomatic’s deposit base was represented by demand deposits. Total deposits increased by 4.3% from December 31, 2013 to December 31, 2014. From December 31, 2005 to December 31, 2014, the CAGR of total deposits has been 19.7%.

	At December 31,
	2014	2013
	(in U.S.$ millions)
Demand deposits	4,224	3,967
Savings deposits	2,217	2,047
Time deposits	4,933	4,894
Total	11,373	10,908

Source: BAC Credomatic.

Distribution network

BAC Credomatic serves its customers throughout Central America with a diversified distribution network that includes branches, kiosks (non-cash machines which provide online banking capabilities as well as a full keyboard),

ATMs, a standardized online banking platform, call centers, and mobile phone banking. Additionally, BAC Credomatic’s strong point-of-sale presence in 319,306 merchant locations in Central America at December 31, 2014 allows clients to perform various transactions, including purchases, using credit or debit cards, payments of credit card balances and loyalty program services.

BAC Credomatic serves its clients through multiple channels to cover the needs of different customer segments across the region.

The following map shows BAC Credomatic’s branch distribution at December 31, 2013 and 2014.

____________________

Source: BAC Credomatic at December 31, 2014.

At December 31, 2014, BAC Credomatic had a network of 1,638 ATMs in the region. BAC Credomatic was the first bank in Central America to offer deposit capabilities with instant credit balance through its ATMs. Additionally, BAC Credomatic has 255 self-service kiosks.

BAC Credomatic deployed the first mobile banking platform in Central America and expects to benefit from further regional penetration. BAC Credomatic’s mobile banking system is SMS-enabled and it has several smart phone applications under development.

Foreign exchange rate risk related to BAC Credomatic

Because of the BAC Credomatic acquisition and our other Central American acquisitions, Grupo Aval is exposed to changes in the values of current holdings and future cash flows denominated in other currencies. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates. Hedging instruments used to mitigate this risk include currency swaps, amounting to U.S.$-0.9 million (notional value of U.S.$23.1 million) and deposits.

The foreign exchange rate risk associated with this U.S. dollar-denominated liability is hedged with the net investment that Grupo Aval maintains in BAC Credomatic. The difference between the U.S. dollar-denominated debt and the net investment in BAC Credomatic (including any goodwill associated with the acquisition) may result in a net U.S. dollar asset position which Grupo Aval, through Banco de Bogotá and LB Panamá may hedge with forward contracts.

In accordance with its market risk policies, BAC Credomatic maintains a U.S. dollar net asset position (long U.S. dollar position) which is intended to hedge 100% (and in no case less than 60%) of its shareholders’ equity against possible devaluations of each of the local currencies in the countries where it operates against the U.S. dollar.

Other corporate information

Technology

We invest in new technology and the renewal of equipment and infrastructure in order to serve customers effectively, improve our profitability and grow our business. We believe that proper management of technology is key to the efficient management of our business. Our technology architecture focuses on our customers and supports our business model.

Our banking subsidiaries and their consolidated operations currently maintain their own technological infrastructure and software. We believe that this technology provides us with an opportunity to seek potential additional synergies as we implement our overall technology model: assisting with the standardization and implementation of systems developed in our subsidiaries and sister banks.

One of our most successful initiatives to date has been the coordination of banking branches and electronic channels within our Colombian banks through ATH, the administrator of our ATMs and the transactional services that flow through the Red de Grupo Aval (Grupo Aval network). Although these electronic channels have been fully implemented, we plan to continue to enhance their operations with new technology, especially through internet and mobile banking. Additionally, ATH coordinates connectivity between branches, technical support, webpages and transactional Internet, mobile banking, banking correspondence and payments and collections.

Our principal projects currently consist of the following:

•
Technological architecture: We are pursuing a new technology model, which we expect will deploy new applications in different fields of business, seek to increase efficiency and enhance the competitive advantages of our entities; and

•	Basic software activity: We are focusing on the standardization of some processes throughout our entities, such as Core Banking, ERP, MDM and mobile banking solutions.

We incurred Ps 927.5 billion of capital expenditures relating to information technology for the year ended December 31, 2014.

Intellectual property

We register and monitor our brands and trademarks in Colombia and abroad according to the importance of such brands and trademarks to our and our subsidiaries’ merchandising and commercial strategy. Certain of Grupo Aval’s brands and trademarks are registered in Argentina, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, Guatemala, México, Nicaragua, Panamá, Paraguay, Peru, United States, Uruguay and Venezuela.

Corporate social responsibility

We coordinate with several corporate social responsibility initiatives our banks that help us maintain the strength of our image and reputation with respect to all our stakeholders.

We participate in community education and professional training programs for micro and small enterprises, and we engage in microfinance, social inclusion, cultural, sporting, human rights awareness and health projects for low-income populations throughout Colombia.

We consistently seek to improve our environmental footprint by, for example, sponsoring the “Planeta Azul” prize for the best water-conservation project, and by promoting the use of electronic means over paper.

Banco de Bogotá owns a program named “Educación Financiera para la Vida” with the objective of providing knowledge and tools for financial consumers to promote a more responsible use of financial instruments. Banco AV

Villas also holds a special program in partnership with “Fundación Colombia Emprendedora” focused on teaching financial education to children.

We follow corporate human resources policies that seek employee well-being in areas such as hiring, promotion and work-related development and training. In 2014 and 2013, we spent approximately Ps 9.8 billion and Ps 5.3 billion in corporate social responsibility initiatives, respectively.

Selected statistical data

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements included in this annual report as well as “Operating and financial review and prospects.” This information has been presented based on our financial records, which are prepared in accordance with Colombian Banking GAAP and do not reflect adjustments necessary to present the information in accordance with U.S. GAAP. The selected statistical data of Grupo Aval at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from our audited annual consolidated financial statements prepared in accordance with Colombian Banking GAAP that are included in this annual report. The selected financial data at December 31, 2011 and 2010 and for the year ended December 31, 2010 have been derived from our audited consolidated financial statements prepared in accordance with Colombian Banking GAAP that are not included in this annual report. As permitted by the Superintendency of Finance, Grupo Aval began consolidating BAC Credomatic’s results from December 1, 2010 in its consolidated financial statements. Prior to our acquisition of BAC Credomatic, Grupo Aval had limited operations outside of Colombia. Accordingly, we are providing disclosure on our foreign operations commencing the fiscal year ended December 31, 2010. On April 18, 2013, we acquired Horizonte and began consolidating its information into our financial statements on our balance sheet. We also began consolidating Grupo Financiero Reformador and Banco BAC de Panama (formerly BBVA Panama) into our balance sheet at December 31, 2013. As a result, information for our 2014 results is not fully comparable with prior years.

Distribution of assets, liabilities and shareholders’ equity, interest rates and interest differential

•
Average balances have been calculated as follows: first, for each month, the actual month-end balances were established, second, the average balance for each period is calculated as the average of these month-end balances over a 13-month period for the years ended December 31, 2014, 2013 and 2012.

•
We stop accruing interest on loans after they are past due by more than a certain number of days depending on the type of loan. See “—Loan portfolio—Suspension of accruals.” For purposes of the presentation in the following tables, non-performing loans have been treated as non- interest-earning assets.

•
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

Average balance sheet

For the years ended December 31, 2014, 2013 and 2012, the following table presents:

•
average balances calculated using actual month-end balances for our assets and liabilities (based on non-consolidated monthly amounts for a 13-month period and the last day of the prior year, adjusted for consolidation by the addition or subtraction of, as applicable, average balances for the three respective semi-annual periods);

•	interest income earned on assets and interest paid on liabilities; and

•	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

The interest rate subtotals are based on the weighted average of the average peso-denominated and foreign currency-denominated (principally U.S. dollars) balances.

	Average balance sheet and income from interest-earning assets for the years ended December 31,
	2014			2013			2012
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Assets
Interest-earning assets
Interbank and overnight funds
Domestic
Peso-denominated	1,274.6	154.9	12.1%	1,347.8	110.9	8.2%	1,451.4	167.9	11.6%
Foreign currency-denominated	402.2	6.8	1.7%	661.3	48.8	7.4%	839.0	10.6	1.3%
Total domestic	1,676.9	161.7	9.6%	2,009.2	159.7	7.9%	2,290.4	178.6	7.8%
Foreign	753.5	34.6	4.6%	770.5	30.5	4.0%	801.8	28.3	3.5%
Total	2,430.4	196.3	8.1%	2,779.7	190.1	6.8%	3,092.3	206.8	6.7%
Investment securities (1)
Domestic
Peso-denominated	21,261.2	992.7	4.7%	19,343.8	1,077.0	5.6%	16,559.8	1,145.6	6.9%
Foreign currency-denominated	2,853.4	112.1	3.9%	2,310.9	62.0	2.7%	3,101.4	87.4	2.8%
Total domestic	24,114.6	1,104.8	4.6%	21,654.7	1,139.0	5.3%	19,661.2	1,233.0	6.3%
Foreign	4,018.5	224.2	5.6%	3,319.9	167.9	5.1%	1,802.1	66.0	3.7%
Total	28,133.1	1,328.9	4.7%	24,974.6	1,306.9	5.2%	21,463.3	1,299.0	6.1%
Loans and financial leases (2)
Domestic
Peso-denominated	71,126.4	7,698.8	10.8%	63,179.1	7,310.5	11.6%	56,742.4	7,052.0	12.4%
Foreign currency-denominated	7,761.7	219.6	2.8%	6,433.3	184.0	2.9%	4,850.8	170.2	3.5%
Total domestic	78,888.2	7,918.4	10.0%	69,612.5	7,494.4	10.8%	61,593.2	7,222.2	11.7%
Foreign	21,625.1	2,442.8	11.3%	14,337.7	1,791.9	12.5%	11,465.8	1,476.9	12.9%
Total	100,513.2	10,361.2	10.3%	83,950.2	9,286.3	11.1%	73,059.0	8,699.2	11.9%
Total interest-earning assets
Domestic
Peso-denominated	93,662.2	8,846.4	9.4%	83,870.7	8,498.3	10.1%	74,753.6	8,365.6	11.2%
Foreign currency-denominated	11,017.4	338.5	3.1%	9,405.6	294.8	3.1%	8,791.2	268.2	3.1%
Total domestic	104,679.6	9,184.8	8.8%	93,276.3	8,793.1	9.4%	83,544.8	8,633.8	10.3%
Foreign	26,397.1	2,701.6	10.2%	18,428.1	1,990.3	10.8%	14,069.7	1,571.2	11.2%
Total interest-earning assets	131,076.7	11,886.5	9.1%	111,704.4	10,783.4	9.7%	97,614.5	10,205.0	10.5%
Non-interest-earning assets
Cash and due from banks
Domestic
Peso-denominated	7,551.0	–	–	5,955.2	–	–	3,821.4	–	–
Foreign currency-denominated	1,795.9	–	–	1,088.0	–	–	1,265.9	–	–
Total domestic	9,347.0	–	–	7,043.2	–	–	5,087.3	–	–
Foreign	5,848.6	–	–	3,649.9	–	–	2,931.1	–	–
Total	15,195.6	–	–	10,693.1	–	–	8,018.4	–	–
Allowance for loan and financial lease losses
Domestic
Peso-denominated	(2,739.9)	–	–	(2,492.4)	–	–	(2,192.4)	–	–
Foreign currency-denominated	(33.1)	–	–	(26.8)	–	–	(16.6)	–	–
Total domestic	(2,773.0)	–	–	(2,519.2)	–	–	(2,209.0)	–	–
Foreign	(426.0)	–	–	(265.2)	–	–	(199.9)	–	–
Total	(3,199.0)	–	–	(2,784.4)	–	–	(2,408.9)	–	–

	Average balance sheet and income from interest-earning assets for the years ended December 31,
	2014			2013			2012
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Non-performing past due loans (3)
Domestic
Peso-denominated	1,500.2	–	–	1,226.3	–	–	991.3	–	–
Foreign currency-denominated	5.5	–	–	5.9	–	–	4.3	–	–
Total domestic	1,505.7	–	–	1,232.2	–	–	995.6	–	–
Foreign	411.5	–	–	243.8	–	–	236.6	–	–
Total	1,917.2	–	–	1,476.0	–	–	1,232.2	–	–
Bankers’ acceptances, spot transactions and derivatives
Domestic
Peso-denominated	1,193.3	–	–	139.7	–	–	3,997.6	–	–
Foreign currency-denominated	(616.2)	–	–	234.6	–	–	(3,626.6)	–	–
Total domestic	577.1	–	–	374.3	–	–	370.9	–	–
Foreign	38.8	–	–	15.8	–	–	14.6	–	–
Total	615.9	–	–	390.1	–	–	385.5	–	–
Accounts receivable, net
Domestic
Peso-denominated	2,132.2	–	–	2,001.2	–	–	1,488.1	–	–
Foreign currency-denominated	54.4	–	–	237.7	–	–	66.9	–	–
Total domestic	2,186.6	–	–	2,238.9	–	–	1,555.0	–	–
Foreign	411.9	–	–	326.1	–	–	259.1	–	–
Total	2,598.5	–	–	2,565.0	–	–	1,814.0	–	–
Foreclosed assets, net
Domestic
Peso-denominated	58.8	–	–	63.5	–	–	57.6	–	–
Foreign currency-denominated	-	–	–	–	–	–	–	–	–
Total domestic	58.8	–	–	63.5	–	–	57.6	–	–
Foreign	56.8	–	–	22.5	–	–	25.2	–	–
Total	115.7	–	–	86.0	–	–	82.8	–	–
Property, plant and equipment, net
Domestic
Peso-denominated	2,025.7	–	–	1,873.4	–	–	1,816.2	–	–
Foreign currency-denominated	80.0	–	–	72.2	–	–	35.6	–	–
Total domestic	2,105.7	–	–	1,945.6	–	–	1,851.8	–	–
Foreign	451.6	–	–	333.8	–	–	298.7	–	–
Total	2,557.4	–	–	2,279.4	–	–	2,150.5	–	–
Other assets net
Domestic
Peso-denominated	8,660.1	–	–	7,632.6	–	–	6,730.8	–	–
Foreign currency-denominated	177.4	–	–	81.4	–	–	362.3	–	–
Total domestic	8,837.5	–	–	7,714.0	–	–	7,093.2	–	–
Foreign	3,758.8	–	–	2,371.5	–	–	2,227.7	–	–
Total	12,596.3	–	–	10,085.5	–	–	9,320.8	–	–
Total non-interest-earning assets
Domestic
Peso-denominated	20,381.4	–	–	16,399.4	–	–	16,710.6	–	–
Foreign currency-denominated	1,463.9	–	–	1,693.1	–	–	(1,908.3)	–	–
Total domestic	21,845.3	–	–	18,092.6	–	–	14,802.4	–	–
Foreign	10,552.2	–	–	6,698.1	–	–	5,793.1	–	–
Total non-interest-earning assets	32,397.5	–	–	24,790.7	–	–	20,595.4	–	–

Total interest and non-interest-earning assets
Domestic
Peso-denominated	114,043.7	8,846.4	7.8%	100,270.2	8,498.3	8.5%	91,464.2	8,365.6	9.1%
Foreign currency-denominated	12,481.3	338.5	2.7%	11,098.7	294.8	2.7%	6,883.0	268.2	3.9%
Total domestic	126,525.0	9,184.8	7.3%	111,368.9	8,793.1	7.9%	98,347.2	8,633.8	8.8%
Foreign	36,949.2	2,701.6	7.3%	25,126.3	1,990.3	7.9%	19,862.8	1,571.2	7.9%
Total assets	163,474.2	11,886.5	7.3%	136,495.1	10,783.4	7.9%	118,210.0	10,205.0	8.6%

	Average balance sheet and income from interest–bearing liabilities for years ended December 31,
	2014			2013			2012
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Liabilities and shareholders’ equity
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	4,620.1	120.3	2.6%	3,766.3	111.9	3.0%	2,737.3	123.8	4.5%
Foreign currency-denominated	309.7	1.8	0.6%	267.6	0.7	0.3%	868.9	5.2	0.6%
Total domestic	4,929.8	122.1	2.5%	4,033.9	112.6	2.8%	3,606.2	129.0	3.6%
Foreign	6,315.2	47.1	0.7%	4,837.6	35.4	0.7%	4,305.6	30.2	0.7%
Total	11,244.9	169.2	1.5%	8,871.6	148.0	1.7%	7,911.8	159.2	2.0%
Savings deposits
Domestic
Peso-denominated	40,167.9	1,229.9	3.1%	33,975.5	1,054.0	3.1%	26,489.8	1,059.3	4.0%
Foreign currency-denominated	199.9	0.8	0.4%	359.2	2.5	0.7%	470.5	3.4	0.7%
Total domestic	40,367.8	1,230.7	3.0%	34,334.8	1,056.5	3.1%	26,960.3	1,062.8	3.9%
Foreign	4,237.7	53.6	1.3%	2,983.8	36.6	1.2%	2,463.4	31.3	1.3%
Total	44,605.4	1,284.3	2.9%	37,318.6	1,093.0	2.9%	29,423.8	1,094.0	3.7%
Time deposits
Domestic
Peso-denominated	21,506.7	1,070.8	5.0%	19,270.3	1,009.0	5.2%	17,718.2	1,108.1	6.3%
Foreign currency-denominated	5,129.1	90.5	1.8%	3,956.1	74.0	1.9%	3,495.3	73.4	2.1%
Total domestic	26,635.7	1,161.2	4.4%	23,226.4	1,083.0	4.7%	21,213.5	1,181.5	5.6%
Foreign	9,802.1	471.7	4.8%	5,845.6	300.8	5.1%	4,628.7	214.5	4.6%
Total	36,437.8	1,633.0	4.5%	29,072.1	1,383.8	4.8%	25,842.3	1,396.1	5.4%
Interbank borrowings and overnight funds (4)
Domestic
Peso-denominated	5,513.7	175.2	3.2%	5,263.0	146.1	2.8%	4,878.1	219.5	4.5%
Foreign currency-denominated	334.1	3.6	1.1%	254.3	10.8	4.3%	302.9	2.9	1.0%
Total domestic	5,847.8	178.9	3.1%	5,517.2	157.0	2.8%	5,181.0	222.4	4.3%
Foreign	109.1	6.0	5.5%	71.2	3.8	5.4%	88.7	5.9	6.7%
Total	5,956.9	184.9	3.1%	5,588.4	160.8	2.9%	5,269.7	228.3	4.3%

	Average balance sheet and income from interest–bearing liabilities for years ended December 31,
	2014			2013			2012
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Borrowings from banks and others (5)
Domestic
Peso-denominated	2,853.8	133.4	4.7%	4,129.0	227.7	5.5%	3,899.2	298.0	7.6%
Foreign currency-denominated	2,946.9	14.3	0.5%	2,346.6	30.6	1.3%	2,864.9	53.9	1.9%
Total domestic	5,800.7	147.7	2.5%	6,475.6	258.3	4.0%	6,764.1	351.9	5.2%
Foreign	6,481.3	251.1	3.9%	3,900.3	137.3	3.5%	3,201.0	121.5	3.8%
Total	12,282.0	398.8	3.2%	10,376.0	395.6	3.8%	9,965.1	473.4	4.8%
Bonds
Domestic
Peso-denominated	5,462.7	348.5	6.4%	5,709.0	343.7	6.0%	5,403.1	393.7	7.3%
Foreign currency-denominated	5,306.7	267.9	5.0%	4,837.3	245.6	5.1%	2,550.1	129.5	5.1%
Total domestic	10,769.3	616.5	5.7%	10,546.3	589.3	5.6%	7,953.2	523.2	6.6%
Foreign	626.3	41.7	6.7%	466.7	31.9	6.8%	316.6	20.5	6.5%
Total	11,395.6	658.2	5.8%	11,013.0	621.1	5.6%	8,269.8	543.7	6.6%
Total interest-bearing liabilities
Domestic
Peso-denominated	80,124.9	3,078.2	3.8%	72,113.1	2,892.5	4.0%	61,125.7	3,202.3	5.2%
Foreign currency-denominated	14,226.3	378.9	2.7%	12,021.2	364.1	3.0%	10,552.7	268.4	2.5%
Total domestic	94,351.1	3,457.1	3.7%	84,134.3	3,256.6	3.9%	71,678.4	3,470.7	4.8%
Foreign	27,571.6	871.3	3.2%	18,105.3	545.8	3.0%	15,004.0	423.9	2.8%
Total	121,922.7	4,328.4	3.6%	102,239.6	3,802.4	3.7%	86,682.4	3,894.7	4.5%

Total non-interest-bearing liabilities and shareholders’ equity	41,551.4	–	–	34,255.5	–	–	31,527.6	–	–

Total liabilities and shareholders’ equity	163,474.2	4,328.4	2.6%	136,495.1	3,802.4	2.8%	118,210.0	3,894.7	3.3%

(1)	Includes available for sale securities, in which yields are based on historical cost balances.

(2)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

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

Changes in net interest income and expenses – volume and rate analysis

The following tables allocate by currency of denomination, changes in our net interest income to changes in average volume, changes in nominal rates and the net change caused by changes in both average volume and nominal rates the year ended December 31, 2014 compared to the year ended December 31, 2013, and the year ended December 31, 2013 compared to the year ended December 31, 2012. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume.

	2014 – 2013 Increase (decrease) due to changes in			2013 – 2012 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions)
Interest-earning assets
Interbank and overnight funds
Domestic
Peso-denominated	(8.9)	52.9	44.0	(8.5)	(48.5)	(57.0)
Foreign currency-denominated	(4.4)	(37.6)	(42.0)	(13.1)	51.3	38.1
Total domestic	(13.3)	15.3	2.0	(21.6)	2.7	(18.9)
Investment securities
Domestic
Peso-denominated	89.5	(173.8)	(84.3)	155.0	(223.6)	(68.6)
Foreign currency-denominated	21.3	28.8	50.1	(21.2)	(4.2)	(25.4)
Total domestic	110.8	(145.1)	(34.3)	133.8	(227.8)	(94.0)
Loans and financial leases (1)
Domestic
Peso-denominated	860.2	(471.8)	388.4	744.8	(486.4)	258.4
Foreign currency-denominated	37.6	(2.0)	35.6	45.3	(31.5)	13.8
Total domestic	897.8	(473.8)	424.0	790.1	(517.9)	272.2
Total interest-earning assets
Domestic
Peso-denominated	940.9	(592.8)	348.0	891.3	(758.5)	132.8
Foreign currency-denominated	54.5	(10.8)	43.7	10.9	15.6	26.5
Total domestic	995.4	(603.6)	391.7	902.2	(742.9)	159.3
Foreign	–	–	711.3	–	–	419.1
Total interest-earning assets	1,772.3	(669.2)	1,103.1	1,333.1	(754.7)	578.4

	2014 – 2013 Increase (decrease) due to changes in			2013 – 2012 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions)
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	22.2	(13.8)	8.4	30.6	(42.4)	(11.8)
Foreign currency-denominated	0.2	0.9	1.1	(1.5)	(3.0)	(4.6)
Total domestic	22.5	(13.0)	9.5	29.1	(45.5)	(16.4)
Savings deposits
Domestic
Peso-denominated	189.6	(13.6)	176.0	232.2	(237.6)	(5.4)
Foreign currency-denominated	(0.6)	(1.1)	(1.7)	(0.8)	(0.1)	(0.9)
Total domestic	189.0	(14.7)	174.2	231.4	(237.7)	(6.3)
Time deposits
Domestic
Peso-denominated	111.3	(49.6)	61.8	81.3	(180.4)	(99.1)
Foreign currency-denominated	20.7	(4.2)	16.5	8.6	(8.1)	0.6
Total domestic	132.0	(53.8)	78.3	89.9	(188.4)	(98.5)

	2014 – 2013 Increase (decrease) due to changes in			2013 – 2012 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions)
Interbank borrowings and overnight funds
Domestic
Peso-denominated	8.0	21.1	29.1	10.7	(84.0)	(73.3)
Foreign currency-denominated	0.9	(8.1)	(7.2)	(2.1)	10.0	7.9
Total domestic	8.8	13.1	21.9	8.6	(74.0)	(65.4)
Borrowings from banks and others
Domestic
Peso-denominated	(59.6)	(34.8)	(94.3)	12.7	(82.9)	(70.2)
Foreign currency-denominated	2.9	(19.2)	(16.3)	(6.8)	(16.6)	(23.3)
Total domestic	(56.7)	(54.0)	(110.7)	5.9	(99.5)	(93.5)
Long-term debt (bonds)
Domestic
Peso-denominated	(15.7)	20.5	4.8	18.4	(68.3)	(49.9)
Foreign currency-denominated	23.7	(1.3)	22.4	116.1	(0.1)	116.0
Total domestic	8.0	19.2	27.2	134.5	(68.4)	66.1
Total interest-bearing liabilities
Domestic
Peso-denominated	255.8	(70.2)	185.7	385.8	(695.7)	(309.8)
Foreign currency-denominated	47.8	(33.0)	14.8	113.6	(17.9)	95.7
Total domestic	303.6	(103.2)	200.5	499.4	(713.6)	(214.1)
Foreign	–	–	325.5	–	–	121.9
Total interest-bearing liabilities	598.6	(72.6)	526.0	583.7	(675.9)	(92.3)

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the years ended December 31, 2014, 2013 and 2012.

	For the year ended December 31,
	2014	2013	2012
	(in Ps billions, except percentages)
Interbank and overnight funds
Domestic
Peso-denominated	1,274.6	1,347.8	1,451.4
Foreign currency-denominated	402.2	661.3	839.0
Total Domestic	1,676.9	2,009.2	2,290.4
Foreign	753.5	770.5	801.8
Total	2,430.4	2,779.7	3,092.3
Investment securities
Domestic
Peso-denominated	21,261.2	19,343.8	16,559.8
Foreign currency-denominated	2,853.4	2,310.9	3,101.4
Total Domestic	24,114.6	21,654.7	19,661.2
Foreign	4,018.5	3,319.9	1,802.1
Total	28,133.1	24,974.6	21,463.3
Loans and financial leases (1)
Domestic
Peso-denominated	71,126.4	63,179.1	56,742.4
Foreign currency-denominated	7,761.7	6,433.3	4,850.8
Total Domestic	78,888.2	69,612.5	61,593.2
Foreign	21,625.1	14,337.7	11,465.8
Total	100,513.2	83,950.2	73,059.0

	For the year ended December 31,
	2014	2013	2012
	(in Ps billions, except percentages)
Total average interest-earning assets
Domestic
Peso-denominated	93,662.2	83,870.7	74,753.6
Foreign currency-denominated	11,017.4	9,405.6	8,791.2
Total Domestic	104,679.6	93,276.3	83,544.8
Foreign	26,397.1	18,428.1	14,069.7
Total	131,076.7	111,704.4	97,614.5
Net interest earned (2)
Domestic
Peso-denominated	5,768.2	5,605.9	5,163.3
Foreign currency-denominated	(40.4)	(69.4)	(0.2)
Total Domestic	5,727.8	5,536.5	5,163.0
Foreign	1,830.3	1,444.5	1,147.3
Total	7,558.1	6,981.0	6,310.3
Average yield on interest-earning assets
Domestic
Peso-denominated	9.4%	10.1%	11.2%
Foreign currency-denominated	3.1%	3.1%	3.1%
Total Domestic	8.8%	9.4%	10.3%
Foreign	10.2%	10.8%	11.2%
Total	9.1%	9.7%	10.5%
Net interest margin (3)
Domestic
Peso-denominated	6.2%	6.7%	6.9%
Foreign currency-denominated	(0.4)%	(0.7)%	–
Total Domestic	5.5%	5.9%	6.2%
Foreign	6.9%	7.8%	8.2%
Total	5.8%	6.2%	6.5%
Interest spread on loans and financial leases (4)
Domestic
Peso-denominated	7.0%	7.6%	7.2%
Foreign currency-denominated	0.2%	(0.2)%	1.0%
Total Domestic	6.4%	6.9%	6.9%
Foreign	8.1%	9.5%	10.1%
Total	6.8%	7.3%	7.4%
Interest spread on total interest-earning assets (5)
Domestic
Peso-denominated	5.6%	6.1%	6.0%
Foreign currency-denominated	0.4%	0.1%	0.5%
Total Domestic	5.1%	5.6%	5.5%
Foreign	7.1%	7.8%	8.3%
Total	5.5%	5.9%	6.0%

(1)	Includes immaterial amount of interest earned on loans rated “C,” “D” and “E” for each year presented.

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

Investment portfolio

We acquire and hold fixed income debt and equity securities for liquidity and other strategic purposes, or when required by law. In recent years, credit institutions, including our banking subsidiaries, have been required to hold certain debt securities issued by the Colombian government or government-related entities. Central Bank regulations require credit institutions to make investments in agricultural development bonds (Títulos de Desarrollo Agropecuario), or “TDAs,” issued by the Agricultural Sector Financing Fund (Fondo para el Financiamiento del Sector Agropecuario), or “Finagro.” Finagro is a development bank affiliated with the Ministry of Agriculture and finances the production and marketing activities of the agricultural and livestock sector. These securities yield below-market interest rates. The amount of these mandatory investments are calculated as a percentage of short-term deposits. Additionally our banking subsidiaries still maintain mandatory investments in reduction bonds (Títulos de Reducción de Deuda) issued by the Republic of Colombia. Under government discretion, authorities may extend the scope of current regulations or require additional disbursements on current or new mandatory investments. See “—Mandatory investments.”

The Superintendency of Finance requires investments to be classified as “trading,” “available for sale” or “held to maturity.” Trading investments are investments acquired primarily to obtain profits from fluctuations in short-term prices and are recorded at fair value. The difference between current and previous fair value is added to, or subtracted from, the value of the investment and credited or charged to earnings. “Available for sale” investments are those investments that we intend, and are able, to hold for at least six months and are recorded on the balance sheet at fair value with changes to the values of these securities recorded in a separate equity account labeled as “unrealized gains and losses”; when a portion of the gains or losses is realized, such amount is transferred to the consolidated income statement. “Held to maturity” investments are investments acquired and that we intend, and are able, to hold until maturity, and are recorded at amortized cost.

In accordance with Chapter 1 of Circular 100 of 1995 issued by the Superintendency of Finance, investments in debt securities are fully reviewed for impairment in June and December and partially reviewed every three months, by considering factors such as related solvency, market conditions, currency exchange rate and country risks. Investments in securities with certain ratings by external rating agencies recognized by the Superintendency of Finance cannot be recorded on our balance sheet for an amount higher than specified percentages of the face value, net of amortizations recorded at the valuation date, as follows:

Long-term classification	Maximum face value (%)
BB+, BB, BB-	90
B+, B, B-	70
CCC	50
DD, EE	–

Short-term classification	Maximum face value (%)
3	90
4	50
5 and 6	–

Debt securities issued or guaranteed by the Republic of Colombia in domestic or international capital markets, as well as those issued by the Colombian Central Bank and those issued or guaranteed by FOGAFIN, are not subject to this adjustment.

The following table presents the book value of our investments in debt securities and equity securities, net of allowance for investment securities losses, at the dates indicated.

	At December 31,
	2014	2013	2012
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Republic of Colombia (1)	12,869.8	13,525.5	10,930.9
Securities issued or secured by the Colombian Central Bank	–	–	–
Securities issued or secured by other Colombian government entities	2,462.3	2,650.8	2,408.4
Securities issued or secured by other financial entities (2)	592.3	555.2	387.1
Other securities (3)	233.0	265.9	442.7
Total peso-denominated	16,157.3	16,997.4	14,169.0
Foreign currency-denominated
Securities issued or secured by the Republic of Colombia (1)	1,043.2	718.5	537.4
Securities issued or secured by other Colombian government entities	326.7	252.6	221.7
Securities issued by foreign governments	1,593.5	1,327.7	1,069.9
Securities issued or secured by other financial entities (2)	4,044.3	3,085.5	2,425.9
Other securities (3)	1,359.7	1,190.3	1,290.1
Total foreign currency-denominated	8,367.5	6,574.7	5,545.0
Total debt securities, net	24,524.8	23,572.1	19,714.0
Equity securities, net	4,066.2	3,726.5	3,581.8
Total investment securities, net	28,591.0	27,298.6	23,295.8

(1)	Includes Colombian Government-issued treasuries (Títulos de Tesorería), or “TESs.”

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At December 31, 2014, 2013 and 2012, we held securities issued by foreign governments and in the principal amounts, as follows.

At December 31,	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)
2014
	Brazil	28.7	11,991
	Costa Rica	565.7	236,471
	Mexico	33.0	13,793
	Panama	379.6	158,668
	United States of America	50.9	21,277
	El Salvador	49.7	20,764
	Guatemala	126.6	52,904
	Nicaragua	1.7	702
	Peru	12.5	5,240
	Honduras	345.1	144,261
	Total 2014	1,593.5	666,071

2013
	Brazil	23.3	12,090
	Costa Rica	450.5	233,788
	Mexico	24.0	12,464
	Panama	141.0	73,161
	United States of America	40.9	21,223
	El Salvador	115.4	59,893
	Guatemala	291.8	151,418
	Barbados	4.3	2,246
	Nicaragua	1.9	991
	Peru	19.8	10,257
	Honduras	214.9	111,553
	Total 2013	1,327.8	689,085

2012
	Brazil	20.4	11,525
	Costa Rica	572.2	323,600
	Mexico	9.4	5,307
	Panama	204.4	115,613
	United States of America	14.7	8,334
	El Salvador	47.8	27,046
	Chile	9.6	5,439
	Guatemala	61.7	34,897
	Nicaragua	1.8	1,024
	Honduras	127.9	72,305
	Total 2012	1,069.9	605,090

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at December 31, 2014 issued by governments or government entities.

	At December 31, 2014
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian Government	1,590.4	4.8	5,160.6	5.3	5,615.2	6.8	503.6	7.6	12,869.8	6.0
Securities issued or secured by the Colombian Central Bank	–	–	–	–	–	–	–	–	–	–
Securities issued or secured by Colombian government entities	2,410.9	2.3	5.4	6.4	46.0	7.3	–	–	2,462.3	2.4
Securities issued or secured by other financial entities	108.6	6.8	473.6	5.7	10.1	7.1	–	–	592.3	6.0
Other securities	0.9	3.3	22.0	5.4	178.6	5.8	31.4	11.0	233.0	6.5
Total peso-denominated	4,110.8	3.4	5,661.6	5.4	5,849.9	6.8	535.0	7.8	16,157.3	5.5

Foreign currency-denominated
Securities issued or secured by the Colombian Government	–	–	990.1	2.2	53.0	3.5	–	–	1,043.2	2.3
Securities issued or secured by Colombian government entities	–	–	82.8	3.8	243.9	4.9	–	–	326.7	4.7
Securities issued by foreign governments	467.9	4.4	830.5	7.4	287.1	5.4	8.1	6.0	1,593.5	6.1
Securities issued or secured by other financial entities	1,551.5	2.0	1,687.0	4.2	805.8	4.5	–	–	4,044.3	3.4
Other securities	64.4	1.7	201.3	4.5	1,094.0	5.4	0.0	4.4	1,359.7	5.1
Total foreign currency-denominated	2,083.8	2.5	3,791.6	4.4	2,483.9	5.0	8.1	6.0	8,367.5	4.1

Total debt securities, net	6,194.6	–	9,453.2	–	8,333.8	–	543.1	–	24,524.8	–

Equity securities, net	–	–	–	–	–	–	–	–	4,066.2	–

Total investment securities, net	–	–	–	–	–	–	–	–	28,591.0	–

(1)
Amounts for debt securities are net of allowances for decline in value, which amounted to Ps 318 million at December 31, 2014. Amounts for equity securities are net of allowances, which amounted to Ps 4.144 million at December 31, 2014.

(2)	Yield was calculated using the internal rate of return, or “IRR,” at December 31, 2014.

At December 31, 2014, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

	December 31, 2014
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian Central government	Ministry of Finance	13,805.5	13,803.1
Securities issued or secured by Colombian government entities	Finagro	2,391.3	2,372.6
Securities issued by other financial entities	Titularizadora Colombiana S.A. (1)	201.4	201.0
Total		16,398.3	16,376.7

(1)
Titularizadora Colombiana S.A. is a corporation that focuses on mortgage loan securitization and is owned by International Finance Corporation, an affiliate of the World Bank, and certain Colombian mortgage lenders.

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit, financial leases and mortgage loans for the periods indicated.

	At December 31,
	2014	2013	2012	2011	2010
	(in Ps billions)
Domestic
Commercial
General purpose loans (1)	39,751.2	35,442.9	29,971.2	25,969.1	22,503.6
Loans funded by development banks	1,974.0	1,658.4	1,661.9	1,871.4	1,634.2
Working capital loans	9,285.2	8,773.8	9,149.6	8,562.4	6,611.1
Credit cards	381.4	315.3	242.6	183.5	161.4
Overdrafts	171.7	152.9	194.9	185.3	115.3
Total commercial	51,563.5	46,343.3	41,220.2	36,771.7	31,025.5

Consumer
Credit cards	3,499.2	2,983.3	2,289.7	1,735.3	1,462.1
Personal loans	17,047.4	15,357.2	14,202.8	11,822.2	9,697.2
Automobile and vehicle loans	2,516.2	2,133.2	1,935.3	1,706.8	1,493.3
Overdrafts	43.0	44.9	53.6	53.2	47.7
Loans funded by development banks	0.1	0.2	0.2	0.2	–
General purpose loans	160.4	151.6	157.9	160.0	151.2
Working capital loans	–	–	1.4	–	–
Total consumer	23,266.3	20,670.5	18,640.8	15,477.7	12,851.5

Microcredit	351.8	341.9	290.9	284.2	250.1
Mortgages	2,905.6	1,879.9	1,073.3	834.6	755.3
Financial leases	6,915.0	6,624.1	6,223.9	4,917.8	3,541.3
Total domestic	85,002.1	75,859.7	67,449.2	58,285.9	48,423.8

Foreign
Commercial
General purpose loans (1)	6,791.8	4,090.0	2,285.6	2,168.9	1,945.3
Loans funded by development banks	–	–	–	–	–
Working capital loans	4,183.3	4,227.5	1,959.3	1,549.4	1,133.9
Credit cards	–	–	–	–	–
Overdrafts	226.2	194.8	49.1	55.5	53.3
Total commercial	11,201.3	8,512.3	4,294.0	3,773.8	3,132.6

	At December 31,
	2014	2013	2012	2011	2010
	(in Ps billions)
Consumer
Credit cards	5,249.8	3,814.6	3,066.8	2,714.5	2,466.3
Personal loans	3,073.4	2,165.9	757.3	675.0	545.8
Automobile and vehicle loans	1,540.0	1,123.9	892.8	856.9	726.7
Overdrafts	37.0	26.4	22.4	11.7	–
Loans funded by development banks	–	–	–	–	–
General purpose loans	–	–	–	–	–
Working capital loans	–	–	–	–	35.0
Total consumer	9,900.1	7,130.8	4,739.4	4,258.2	3,773.7

Microcredit	–	–	–	–	–
Mortgages	6,129.1	4,640.2	3,275.0	3,383.8	3,089.0
Financial leases	523.4	370.8	271.8	246.0	204.6
Total foreign	27,753.9	20,654.2	12,580.2	11,661.8	10,199.9

Total portfolio	112,756.1	96,513.8	80,029.4	69,947.7	58,623.6
Allowance for loan portfolio	(3,413.7)	(3,073.0)	(2,545.6)	(2,306.5)	(2,183.9)
Total portfolio, net	109,342.4	93,440.8	77,483.8	67,641.2	56,439.7

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

We classify our loan portfolio into the following categories:

•	Commercial loans: Commercial loans are granted to companies or individuals to carry out economic activities.

•	Consumer loans: Consumer loans are granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services.

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

•
Mortgages:  Mortgages are loans granted to individuals for the purchase of new or used housing or to build a home, all in accordance with Law 546 of 1999. These loans include loans that are denominated in UVR or Colombian pesos, are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of five to 30 years.

•
Financial leases:  Financial leases are transactions involving the transfer under a lease agreement of property where financing is provided in exchange for rental payments that are paid over a period of time; the lessee has an option to purchase the property at the end of such period.

Maturity and interest rate sensitivity of loans and financial leases

The following table presents the maturities of our loan portfolio at December 31, 2014.

	At December 31, 2014
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Domestic
Commercial
General purpose loans	18,202.2	16,404.1	5,144.9	39,751.2
Loans funded by development banks	649.6	976.3	348.2	1,974.0
Working capital loans	8,132.2	870.5	282.5	9,285.2
Credit cards	234.5	145.5	1.4	381.4
Overdrafts	171.7	–	–	171.7
Total commercial	27,390.1	18,396.4	5,777.0	51,563.5
Consumer
Credit cards	2,167.2	1,299.9	32.1	3,499.2
Personal loans	4,585.5	10,877.6	1,584.3	17,047.4
Automobile and vehicle loans	664.3	1,714.6	137.3	2,516.2
Overdrafts	43.0	–	–	43.0
Loans funded by development banks	–	–	–	0.1
General purpose loans	74.8	84.6	0.9	160.4
Working capital loans	–	–	–	–
Total consumer	7,534.8	13,976.8	1,754.7	23,266.3
Microcredit	169.2	182.3	0.3	351.8
Mortgages	296.9	828.0	1,780.6	2,905.6
Financial leases	1,880.1	3,584.4	1,450.5	6,915.0
Total domestic portfolio	37,271.1	36,967.9	10,763.1	85,002.1
Foreign
Commercial
General purpose loans	1,284.1	2,040.6	3,467.2	6,791.8
Loans funded by development banks	–	–	–	–
Working capital loans	3,762.1	355.3	65.9	4,183.3
Credit cards	–	–	–	–
Overdrafts	220.7	5.5	–	226.2
Total commercial	5,266.9	2,401.3	3,533.1	11,201.3
Consumer
Credit cards	5,102.8	129.0	18.0	5,249.8
Personal loans	92.0	587.7	2,393.7	3,073.4
Automobile and vehicle loans	21.4	808.2	710.4	1,540.0
Overdrafts	37.0	–	–	37.0
Loans funded by development banks	–	–	–	–
General purpose loans	–	–	–	–
Working capital loans	–	–	–	–
Total consumer	5,253.2	1,524.8	3,122.1	9,900.1
Microcredit	–	–	–	–
Mortgages	8.1	116.3	6,004.7	6,129.1
Financial leases	19.9	396.0	107.5	523.4
Total foreign portfolio	10,548.1	4,438.4	12,767.4	27,753.9
Total loan portfolio	47,819.2	41,406.3	23,530.5	112,756.1

The following table presents the interest rate sensitivity of our loan portfolio due after one year and within one year or less at December 31, 2014.

At December 31, 2014
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Domestic	27,585.0
Foreign	746.5
Total	28,331.5
Fixed rate:
Domestic	9,686.1
Foreign	9,801.6
Total	19,487.7
Total loans with maturity of one year or less	47,819.2
Loans with maturity of more than one year
Variable rate:
Domestic	29,101.4
Foreign	4,995.8
Total	34,097.1
Fixed rate:
Domestic	18,629.6
Foreign	12,210.1
Total	30,839.8
Total loans with maturity of more than one year	64,936.9
Total loan portfolio	112,756.1

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

	At December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(in Ps billions, except percentages)
Agricultural	3,130.4	2.8	2,817.2	2.9	2,050.6	2.6	1,835.2	2.6	1,286.2	2.2
Mining products and oil	2,378.1	2.1	2,198.4	2.3	1,747.2	2.2	2,861.2	4.1	1,369.7	2.3
Food, beverage and tobacco	4,611.6	4.1	4,239.4	4.4	2,755.3	3.4	2,055.9	2.9	1,866.1	3.2
Chemical production	4,607.7	4.1	3,872.3	4.0	3,744.1	4.7	1,673.7	2.4	1,405.0	2.4
Other industrial and manufacturing products	3,625.0	3.2	3,424.4	3.5	3,173.6	4.0	4,501.1	6.4	4,211.3	7.2
Government	2,595.0	2.3	2,669.8	2.8	2,332.0	2.9	2,234.1	3.2	1,877.2	3.2
Construction	7,991.2	7.1	7,072.2	7.3	5,885.8	7.4	4,519.1	6.5	2,681.6	4.6
Trade and tourism	1,546.5	1.4	1,198.9	1.2	992.5	1.2	840.4	1.2	698.7	1.2
Transportation and communications	6,137.7	5.4	5,509.7	5.7	5,271.4	6.6	3,906.1	5.6	2,925.3	5.0
Public services	4,313.4	3.8	3,194.4	3.3	3,016.5	3.8	3,362.6	4.8	3,229.6	5.5
Consumer services(1)	45,163.3	40.1	37,144.1	38.5	27,804.3	34.7	22,908.8	32.8	18,190.5	31.0
Commercial services(2)	24,157.1	21.4	20,366.6	21.1	20,024.3	25.0	17,814.4	25.5	13,902.4	23.7
Other(3)	2,499.0	2.2	2,806.3	2.9	1,231.7	1.5	1,435.2	2.1	4,980.0	8.5
Total loan portfolio	112,756.1	100.0	96,513.8	100.0	80,029.4	100.0	69,947.7	100.0	58,623.6	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.

(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

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

	Loan portfolio by type of loan
	At December 31,
	2014	2013	2012	2011	2010
	(in Ps billions)
Domestic
Commercial loans	51,563.5	46,343.3	41,220.2	36,771.7	31,025.5
Consumer loans	23,266.3	20,670.5	18,640.8	15,477.7	12,851.5
Microcredit loans	351.8	341.9	290.9	284.2	250.1
Mortgages	2,905.6	1,879.9	1,073.3	834.6	755.3
Financial leases	6,915.0	6,624.1	6,223.9	4,917.8	3,541.3
Total domestic loan portfolio	85,002.1	75,859.7	67,449.2	58,285.9	48,423.8
Allowance for loans and financial lease losses	(2,881.2)	(2,653.0)	(2,332.8)	(2,093.0)	(1,977.6)
Total domestic loan portfolio, net	82,120.9	73,206.7	65,116.3	56,192.9	46,446.2

	Loan portfolio by type of loan
	At December 31,
	2014	2013	2012	2011	2010
	(in Ps billions)
Foreign
Commercial loans	11,201.3	8,512.3	4,294.0	3,773.8	3,132.6
Consumer loans	9,900.1	7,130.8	4,739.4	4,258.2	3,773.7
Microcredit loans	–	–	–	–	–
Mortgages	6,129.1	4,640.2	3,275.0	3,383.8	3,089.0
Financial leases	523.4	370.8	271.8	246.0	204.6
Total foreign loan portfolio	27,753.9	20,654.2	12,580.2	11,661.8	10,199.9
Allowance for loans and financial lease losses	(532.5)	(420.1)	(212.7)	(213.5)	(206.3)
Total foreign loan portfolio, net	27,221.5	20,234.1	12,367.5	11,448.3	9,993.6
Total loan portfolio, net	109,342.4	93,440.8	77,483.8	67,641.2	56,439.7

Risk categories

The Superintendency of Finance prescribes the minimum risk classifications for loans and financial leases. Management at each of our bank subsidiaries assigns loans and financial leases to these classifications on the basis of models developed by management and reviewed by the Superintendency of Finance. These models incorporate both subjective and objective criteria. See note 2(i) to our audited consolidated financial statements.

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

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following tables present the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(in Ps billions, except percentages)
Domestic
“A” Normal risk	80,136.6	94.3	71,502.4	94.3	63,505.4	94.2	54,599.9	93.7	44,718.3	92.3
“B” Acceptable risk, above normal	2,006.3	2.4	1,916.3	2.5	1,834.6	2.7	1,867.8	3.2	1,817.1	3.8
“C” Appreciable risk	1,260.9	1.5	990.7	1.3	863.3	1.3	700.9	1.2	645.3	1.3
“D” Significant risk	1,077.5	1.3	931.4	1.2	837.9	1.2	710.7	1.2	894.9	1.8
“E” Risk of non-recoverability	520.9	0.6	518.9	0.7	408.0	0.6	406.6	0.7	348.2	0.7
Total domestic loan portfolio	85,002.1	100.0	75,859.7	100.0	67,449.2	100.0	58,285.9	100.0	48,423.8	100.0
Loan portfolio classified as “C,” “D” and ”E” as a percentage of total loan portfolio		3.4		3.2		3.1		3.1		3.9

	At December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(in Ps billions, except percentages)
Foreign
“A” Normal risk	25,049.1	90.3	18,963.7	91.8	11,753.7	93.4	11,051.4	94.8	9,407.9	92.2
“B” Acceptable risk, above normal	1,006.2	3.6	733.4	3.6	272.4	2.2	222.1	1.9	409.1	4.0
“C” Appreciable risk	1,343.6	4.8	712.6	3.5	430.6	3.4	219.5	1.9	219.7	2.2
“D” Significant risk	217.0	0.8	125.1	0.6	75.5	0.6	83.4	0.7	110.9	1.1
“E” Risk of non-recoverability	137.9	0.5	119.3	0.6	47.9	0.4	85.4	0.7	52.3	0.5
Total foreign loan portfolio	27,753.9	100.0	20,654.2	100.0	12,580.2	100.0	11,661.8	100.0	10,199.9	100.0
Loan portfolio classified as “C,” “D” and ”E” as a percentage of total loan portfolio		6.1		4.6		4.4		3.2		3.8
Total loan portfolio	112,756.1	100.0	96,513.8	100.0	80,029.4	100.0	69,947.7	100.0	58,623.6	100.0

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

	At December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(in Ps billions, except percentages)
Domestic
Performing past due loans: (1)
Commercial loans past due from 31 to 90 days	204.6	9.3	125.7	7.1	128.1	8.4	85.7	7.1	121.2	9.6
Consumer loans past due from 31 to 60 days	275.0	12.5	234.7	13.3	233.0	15.3	143.4	11.9	134.3	10.7
Microcredit loans past due up to 30 days	0.2	–	0.3	–	0.4	–	0.6	–	0.6	–
Mortgage loans past due from 31 to 60 days	24.9	1.1	20.3	1.2	18.5	1.2	22.8	1.9	29.0	2.3
Financial leases past due from 31 to 60/90 days (2)	86.6	3.9	58.1	3.3	63.0	4.1	72.5	6.0	40.2	3.2
Total domestic performing past due loan portfolio	591.3	26.9	439.1	24.9	443.0	29.0	324.9	27.0	325.3	25.9

Non-performing past due loans:
Commercial loans past due more than 90 days	679.3	30.9	500.0	28.3	410.9	26.9	347.7	28.8	417.6	33.3
Consumer loans past due more than 60 days	680.5	30.9	641.8	36.4	511.2	33.5	398.0	33.0	368.6	29.3
Microcredit loans past due more than 30 days	37.3	1.7	32.2	1.8	32.2	2.1	12.6	1.0	15.5	1.2
Mortgage loans past due more than 60 days	61.0	2.8	41.0	2.3	45.2	3.0	46.8	3.9	51.2	4.1
Financial leases past due more than 60/90 days	150.8	6.9	110.6	6.3	85.2	5.6	75.4	6.3	77.6	6.2
Total domestic non-performing past due loan portfolio	1,609.0	73.1	1,325.6	75.1	1,084.6	71.0	880.5	73.0	930.4	74.1

Total domestic past due loan portfolio	2,200.3	100.0	1,764.7	100.0	1,527.5	100.0	1,205.5	100.0	1,255.8	100.0

Total non-performing past due loan portfolio	1,609.0	–	1,325.6	–	1,084.6	–	880.5	–	930.4	–
Foreclosed assets	207.2	–	189.9	–	190.9	–	161.8	–	148.1	–
Other accounts receivable more than 180 days past due	45.9	–	40.0	–	33.2	–	31.8	–	40.8	–
Total domestic non-performing assets	1,862.1	–	1,555.5	–	1,308.7	–	1,074.1	–	1,119.3	–

Allowance for loan and financial lease losses	2,881.2	–	2,653.0	–	2,332.8	–	2,093.0	–	1,977.6	–
Allowance for estimated losses on foreclosed assets	147.9	–	128.2	–	120.9	–	113.6	–	105.8	–
Allowance for accounts receivable and accrued interest losses	96.4	–	84.4	–	77.2	–	57.2	–	55.4	–

Loans and financial leases at least 31 days past due as a percentage of total loans	2.6%	–	2.3%	–	2.3%	–	2.1%	–	2.6%	–

	At December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(in Ps billions, except percentages)
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	130.9%	–	150.3%	–	152.7%	–	173.6%	–	157.5%	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	100.8%	–	108.7%	–	110.6%	–	114.1%	–	104.7%	–
Percentage of performing loans and financial leases to total loans and financial leases	98.1%	–	98.3%	–	98.4%	–	98.5%	–	98.1%	–

Foreign
Performing past due loans: (1)
Commercial loans past due from 31 days to 90 days	95.5	13.4	47.9	8.9	22.6	7.5	14.4	4.3	8.6	2.7
Consumer loans past due loans from 31 days to 60 days	133.9	18.7	102.8	19.0	51.4	17.1	46.4	14.0	70.8	22.6
Microcredit loans past due up to 30 days	–	–	–	–	–	–	–	–	–	–
Mortgage loans past due from 31 days to 60 days	–	–	–	–	–	–	–	–	38.4	12.2
Financial leases past due from 31 days to 60/90 days (2)	1.3	0.2	1.4	0.3	0.8	0.3	1.5	0.5	1.1	0.3
Total foreign performing past due loan portfolio	230.8	32.3	152.1	28.1	74.9	24.9	62.4	18.8	118.9	37.9

Non-performing past due loans:
Commercial loans past due more than 90 days	65.2	9.1	44.0	8.2	51.3	17.1	80.0	24.1	50.6	16.1
Consumer loans past due more than 60 days	239.1	33.5	174.8	32.4	93.9	31.2	86.9	26.2	89.7	28.6
Microcredit loans past due more than 30 days	–	–	–	–	–	–	–	–	–	–
Mortgage loans past due more than 60 days	177.9	24.9	168.6	31.2	80.2	26.6	100.1	30.2	54.2	17.3
Financial leases past due more than 60/90 days	1.7	0.2	0.8	0.1	0.6	0.2	2.3	0.7	0.5	0.2
Total foreign non-performing past due loan portfolio	483.9	67.7	388.2	71.9	225.9	75.1	269.4	81.2	195.0	62.1

Total foreign past due loan portfolio	714.6	100.0	540.3	100.0	300.8	100.0	331.8	100.0	313.9	100.0

Total non-performing past due loan portfolio	483.9	–	388.2	–	225.9	–	269.4	–	195.0	–
Foreclosed assets	138.6	–	88.1	–	43.2	–	61.8	–	67.4	–
Other accounts receivable more than 180 days past due	–	–	–	–	–	–	–	–	–	–
Total foreign non-performing assets	622.4	–	476.3	–	269.1	–	331.2	–	262.4	–

	At December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(in Ps billions, except percentages)
Allowance for loan and financial lease losses	532.5	–	420.1	–	212.7	–	213.5	–	206.3	–
Allowance for estimated losses on foreclosed assets	63.7	–	40.5	–	21.2	–	29.5	–	24.2	–
Allowance for accounts receivable and accrued interest losses	–	–	–	–	–	–	–	–	–	–
Loans and financial leases at least 31 days past due as a percentage of total loans	2.6%	–	2.6%	–	2.4%	–	2.8%	–	3.1%	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	74.5%	–	77.8%	–	70.7%	–	64.3%	–	65.7%	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	31.3%	–	43.9%	–	38.4%	–	55.0%	–	53.9%	–
Percentage of performing loans and financial leases to total loans and financial leases	98.3%	–	98.1%	–	98.2%	–	97.2%	–	98.1%	–

(1)
Performing past due loans are loans upon which interest has not been received for the periods indicated; however, we continue to recognize income. Once interest is unpaid on accrual loans for greater than the number of days specified in the respective line item above, the loan is classified as non-performing.

(2)	Includes commercial and consumer financial leases.

The following table presents the breakdown of our non-performing past due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and foreign loans at the periods indicated.

	At December 31,
	2014	2013	2012	2011	2010
	(in Ps billions)
Domestic
Non-performing past due loans:
Commercial loans past due more than 90 days	679.3	500.0	410.2	347.7	417.6
Consumer loans past due more than 60 days	680.5	641.8	511.2	398.0	368.6
Microcredit loans past due more than 30 days	37.3	32.2	32.2	12.6	15.5
Mortgage loans past due more than 60 days	61.0	41.0	45.2	46.8	51.2
Financial leases past due more than 60 days	150.8	110.6	85.2	75.4	77.6
Total domestic non-performing past due loan portfolio	1,609.0	1,325.6	1,083.9	880.5	930.4
Foreign
Non-performing past due loans:
Commercial loans past due more than 90 days	65.2	44.0	51.9	80.0	50.6
Consumer loans past due more than 60 days	239.1	174.8	93.9	86.9	89.7
Microcredit loans past due more than 30 days	–	–	–	–	–
Mortgage loans past due more than 60 days	177.9	168.6	80.2	100.1	54.2
Financial leases past due more than 60/90 days	1.7	0.8	0.6	2.3	0.5
Total foreign non-performing past due loan portfolio	483.9	388.2	226.5	269.4	195.0
Total domestic and foreign non-performing past due loan portfolio	2,092.8	1,713.8	1,310.5	1,149.9	1,125.5

The following table presents our past due loan portfolio by type of loan.

	At December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(in Ps billions, except percentages)
Commercial
General purpose loans	789.6	27.1	494.5	21.5	442.9	24.2	384.3	25.0	453.7	28.9
Loans funded by development banks	52.7	1.8	42.4	1.8	41.2	2.3	31.1	2.0	42.4	2.7
Working capital loans	138.7	4.8	141.3	6.1	64.5	3.5	48.4	3.2	76.1	4.8
Credit cards	37.4	1.3	22.3	1.0	15.4	0.8	12.6	0.8	15.7	1.0
Overdrafts	26.2	0.9	17.2	0.7	48.9	2.7	51.5	3.3	10.0	0.6
Total commercial	1,044.6	35.8	717.6	31.1	612.9	33.5	527.9	34.3	597.9	38.1
Consumer
Credit cards	498.0	17.1	353.9	15.4	243.1	13.3	202.2	13.2	219.4	14.0
Personal loans	676.4	23.2	657.4	28.5	511.5	28.0	371.3	24.2	346.3	22.1
Automobile and vehicle loans	141.1	4.8	131.2	5.7	115.9	6.3	87.1	5.7	79.0	5.0
Overdrafts	7.3	0.2	6.2	0.3	12.2	0.7	8.6	0.6	6.9	0.4
Loans funded by development banks	–	–	0.1	–	0.1	–	0.1	–	–	–
General purpose loans	5.8	0.2	5.2	0.2	6.8	0.4	5.5	0.4	5.9	0.4
Working capital loans	–	–	–	–	–	–	–	–	5.9	0.4
Total consumer	1,328.6	45.6	1,154.0	50.1	889.4	48.6	674.7	43.9	663.4	42.3
Microcredit	37.5	1.3	32.5	1.4	32.6	1.8	13.2	0.9	16.1	1.0
Mortgages	263.8	9.1	229.9	10.0	143.9	7.9	169.7	11.0	172.8	11.0
Financial leases	240.5	8.2	170.9	7.4	149.5	8.2	151.8	9.9	119.4	7.6
Total past due loan portfolio	2,914.9	100.0	2,305.0	100.0	1,828.3	100.0	1,537.3	100.0	1,569.7	100.0

The following table presents information with respect to our secured and unsecured loan portfolios at least 31 days past due.

	At December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	331.6	0.3	214.8	0.2	197.5	0.3	143.9	0.2	165.3	0.3
Consumer	155.5	0.1	137.8	0.1	114.0	0.1	83.7	0.1	100.1	0.2
Microcredit	26.3	–	21.1	–	21.0	0.0	7.7	–	5.4	–
Mortgages	209.2	0.2	186.6	0.2	124.3	0.2	143.6	0.2	149.7	0.3
Financial leases	201.4	0.2	141.2	0.2	114.7	0.1	115.9	0.2	83.8	0.1
Total 31 to 360 days	924.1	0.8	701.5	0.8	571.5	0.7	494.8	0.7	504.3	0.9
Total past due more than 360 days	193.6	0.2	155.6	0.2	115.9	0.1	135.4	0.2	126.9	0.2
Total current	34,891.4	31.9	30,399.6	32.5	25,754.3	33.2	22,374.1	33.1	20,383.2	36.1
Total secured loan portfolio	36,009.1	32.9	31,256.7	33.5	26,441.7	34.1	23,004.3	34.0	21,014.4	37.2
Unsecured(1)
Past due 31 to 360 days
Commercial	394.5	0.4	277.9	0.3	198.4	0.3	187.8	0.3	231.9	0.4
Consumer	1,109.9	1.0	951.9	1.0	712.3	0.9	529.1	0.8	512.1	0.9
Microcredit	9.0	–	9.6	–	10.6	–	4.5	–	5.3	–
Mortgages	–	–	–	–	–	–	–	–	–	–
Financial leases	–	–	–	–	–	–	–	–	–	–
Total 31 to 360 days	1,513.5	1.4	1,239.4	1.3	921.2	1.2	721.3	1.1	749.2	1.3
Total past due more than 360 days	283.7	0.3	208.5	0.2	219.7	0.3	185.8	0.3	189.2	0.3
Total current	74,949.7	68.5	63,809.2	68.3	52,446.7	67.7	46,036.4	68.1	36,670.8	65.0
Total unsecured loan portfolio	76,747.0	70.2	65,257.1	69.8	53,587.6	69.2	46,943.5	69.4	37,609.2	66.6
Total loan portfolio, gross	112,756.1	103.1	96,513.8	103.3	80,029.4	103.3	69,947.7	103.4	58,623.6	103.9
Allowances	(3,413.7)	(3.1)	(3,073.0)	(3.3)	(2,545.6)	(3.3)	(2,306.5)	(3.4)	(2,183.9)	(3.9)
Total loan portfolio, net	109,342.4	100.0	93,440.8	100.0	77,483.8	100.0	67,641.2	100.0	56,439.7	100.0

(1)	Includes loans with personal guarantees.

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

	At and for the year ended December 31, 2014
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	1,609.0	257.3	145.6
Foreign	483.9	43.4	–
Total non-accrual loan portfolio (1)	2,092.8	300.7	145.6

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

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

	At and for the year ended December 31, 2014
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	817.9	101.1	71.9
Foreign	71.3	8.9	–
Total non-performing troubled debt restructured loan portfolio (1)	889.2	110.0	71.9

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

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

	At and for the year ended December 31, 2014
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	996.5	90.8	87.2
Foreign	303.4	41.6	40.6
Total performing troubled debt restructured loan portfolio	1,299.9	132.4	127.7

The following table presents a summary of our troubled debt restructured loan portfolio, classified into domestic and foreign loans, accounted for on a performing basis in accordance with the criteria of the Superintendency of Finance in effect at the end of each period.

	At December 31,
	2014	2013	2012	2011	2010
	(in Ps billions)
Domestic	996.5	903.2	919.3	613.3	703.6
Foreign	303.4	243.3	134.4	122.0	182.4
Total performing troubled debt restructured loan portfolio(1)	1,299.9	1,146.5	1,053.7	735.2	886.0

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Allowance for loan and financial lease losses

We record allowance for loan and financial lease losses in accordance with regulations established by the Superintendency of Finance. For further information regarding the regulation and methodologies for the calculation of such allowances, see note 2(i) to our audited consolidated financial statements.

The following table presents the changes in the allowance for loan and financial lease losses during the periods indicated.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in Ps billions)
Domestic
Balance at beginning of period	2,653.0	2,332.8	2,093.0	1,977.6	1,881.1
Increase in allowance through business combinations	–	–	11.6	1.7	1.8
Allowance for financial leasing reclassification	–	–	–	0.1	–
Provisions for loan losses	2,711.9	2,544.8	2,092.9	1,794.8	1,927.1
Charge-offs	(992.5)	(755.1)	(586.4)	(511.6)	(660.1)
Effect of difference in exchange rate	8.7	1.5	(1.2)	(0.8)	(0.6)
Reclassification – securitization	4.9	(0.3)	(1.0)	(9.7)	(8.4)
Reversals of provisions	(1,504.8)	(1,470.8)	(1,276.1)	(1,159.0)	(1,163.4)
Balance at end of year (domestic)	2,881.2	2,653.0	2,332.8	2,093.0	1,977.6

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in Ps billions)
Foreign
Balance at beginning of period	420.1	212.7	213.5	206.3	–
Increase in allowance through business combinations(1)	–	120.1	–	–	184.4
Allowance for financial leasing reclassification	–	–	–	–	–
Provisions for loan losses	376.4	255.3	170.7	170.5	1.0
Charge-offs	(312.4)	(175.1)	(126.7)	(165.1)	(17.5)
Effect of difference in exchange rate	99.0	22.7	(20.6)	10.8	38.7
Reclassification – securitization	–	–	–	–	–
Reversals of provisions	(50.7)	(15.6)	(24.1)	(9.1)	(0.3)
Balance at end of year (foreign)	532.5	420.1	212.7	213.5	206.3
Balance at end of year total (2)	3,413.7	3,073.0	2,545.6	2,306.5	2,183.9

(1)	In 2013 it reflects the Central American acquisitions and in 2010 it reflects the acquisition of BAC Credomatic.

(2)
The allowance balance for accrued interest receivable, which is not included in this item, amounted to Ps 96.4 billion, Ps 84.4 billion, Ps 77.2 billion, Ps 61.2 billion and Ps 55.4 billion for the years ended December 31, 2014, 2013, 2012, 2011, 2010, respectively.

Recoveries of charged-off loans are recorded on the statement of income of our bank subsidiaries under “recovery of charged-off assets” and are not included in provisions for loan losses.

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At December 31,
	2014	2013	2012	2011	2010
	(in Ps billions)
Domestic
Commercial	1,311.0	1,218.9	1,100.6	1,117.3	1,138.3
Consumer	1,239.1	1,154.1	991.2	780.3	658.6
Microcredit	27.8	24.1	21.6	10.3	13.1
Mortgages	41.7	24.7	18.9	16.3	15.6
Financial leases	229.4	209.7	187.7	158.6	142.9
General (1)	32.2	21.5	12.7	10.2	9.1
Total domestic	2,881.2	2,653.0	2,332.8	2,093.0	1,977.6
Foreign
Commercial	147.2	136.9	64.4	63.8	77.4
Consumer	363.4	248.8	133.7	122.3	104.0
Microcredit	–	–	–	–	–
Mortgages	18.7	31.9	12.9	24.7	23.5
Financial leases	3.1	2.5	1.8	2.7	1.4
General (1)	–	–	–	–	–
Total foreign	532.5	420.1	212.7	213.5	206.3
Total allowance for loan and financial lease losses	3,413.7	3,073.0	2,545.6	2,306.5	2,183.9

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

The following table presents the allocation of our allowance for loans and financial lease losses by type of loan.

	At December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	1,027.0	30.1	932.4	30.3	840.0	33.0	883.0	38.3	906.2	41.5
Loans funded by development banks	57.6	1.7	56.6	1.8	50.4	2.0	54.5	2.4	57.8	2.6
Working capital loans	183.6	5.4	196.4	6.4	182.9	7.2	156.9	6.8	149.8	6.9
Credit cards	32.6	1.0	23.0	0.7	16.7	0.7	13.7	0.6	16.0	0.7
Overdrafts	10.1	0.3	10.6	0.3	10.6	0.4	9.1	0.4	8.6	0.4
Total commercial	1,311.0	38.4	1,218.9	39.7	1,100.6	43.2	1,117.3	48.4	1,138.3	52.1
Consumer
Credit cards	236.3	6.9	193.7	6.3	148.0	5.8	111.6	4.8	90.7	4.2
Personal loans	884.0	25.9	844.7	27.5	741.1	29.1	585.4	25.4	488.0	22.3
Automobile and vehicle loans	102.9	3.0	100.2	3.3	85.8	3.4	68.3	3.0	65.7	3.0
Overdrafts	5.4	0.2	5.1	0.2	5.2	0.2	5.6	0.2	5.3	0.2
Loans funded by development banks	0.1	–	0.1	–	0.1	–	–	–	–	–
General purpose loans	10.4	0.3	10.3	0.3	11.0	0.4	9.3	0.4	8.9	0.4
Working capital loans	–	–	–	–	0.1	–	–	–	–	–
Total consumer	1,239.1	36.3	1,154.1	37.6	991.2	38.9	780.3	33.8	658.6	30.2
Microcredit	27.8	0.8	24.1	0.8	21.6	0.8	10.3	0.4	13.1	0.6
Mortgages	41.7	1.2	24.7	0.8	18.9	0.7	16.3	0.7	15.6	0.7
Financial leases	229.4	6.7	209.7	6.8	187.7	7.4	158.6	6.9	142.9	6.5
General	32.2	0.9	21.5	0.7	12.7	0.5	10.3	0.4	9.1	0.4
Total domestic	2,881.2	84.4	2,653.0	86.3	2,332.8	91.6	2,093.0	90.7	1,977.6	90.6
Foreign
Commercial
General purpose loans	80.9	2.4	75.8	2.5	47.9	1.9	50.1	2.2	62.6	2.9
Loans funded by development banks	–	–	–	–	–	–	–	–	–	–
Working capital loans	62.3	1.8	56.4	1.8	14.4	0.6	12.7	0.6	9.1	0.4
Credit cards	–	–	–	–	–	–	–	–	–	–
Overdrafts	4.0	0.1	4.7	0.2	2.0	0.1	1.0	–	5.7	0.3
Total commercial	147.2	4.3	136.9	4.5	64.4	2.5	63.8	2.8	77.4	3.5
Consumer										–
Credit cards	260.3	7.6	166.0	5.4	117.9	4.6	107.4	4.7	94.6	4.3
Personal loans	88.1	2.6	72.0	2.3	8.0	0.3	7.4	0.3	4.1	0.2
Automobile and vehicle loans	10.7	0.3	7.5	0.2	3.8	0.1	5.4	0.2	5.3	0.2
Overdrafts	4.3	0.1	3.4	0.1	4.0	0.2	2.1	0.1	–	–
Loans funded by development banks	–	–	–	–	–	–	–	–	–	–
General purpose loans	–	–	–	–	–	–	–	–	–	–
Working capital loans	–	–	–	–	–	–	–	–	–	–
Total consumer	363.4	10.6	248.8	8.1	133.7	5.3	122.3	5.3	104.0	4.8
Microcredit	–	–	–	–	–	–	–	–	–	–
Mortgages	18.7	0.5	31.9	1.0	12.9	0.5	24.7	1.1	23.5	1.1
Financial leases	3.1	0.1	2.5	0.1	1.8	0.1	2.7	0.1	1.4	0.1
General	–	–	–	–	–	–	–	–	–	–
Total foreign	532.5	15.6	420.1	13.7	212.7	8.4	213.5	9.3	206.3	9.4
Total allowance for loan and financial lease losses	3,413.7	100.0	3,073.0	100.0	2,545.6	100.0	2,306.5	100.0	2,183.9	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the years indicated.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in Ps billions)
Domestic
Commercial and consumer
General purpose loans	128.1	93.8	106.4	138.0	166.7
Loans funded by development banks	7.8	6.5	4.6	5.5	8.8
Working capital loans	24.2	18.8	5.1	31.1	34.7
Credit cards	205.8	153.6	108.7	73.0	80.3
Personal loans	499.7	389.9	283.4	193.5	257.7
Automobile and vehicle loans	59.9	47.3	36.0	37.5	50.6
Overdrafts	8.4	6.4	7.6	6.7	12.4
Total commercial and consumer	933.8	716.3	551.6	485.2	611.2
Microcredit	27.3	20.0	12.6	11.6	12.0
Mortgages and other	0.5	0.1	0.4	0.6	11.4
Financial leases	30.8	18.8	21.7	14.2	25.5
Total domestic	992.5	755.1	586.4	511.6	660.1
Foreign
Commercial and consumer
General purpose loans	15.8	0.8	6.3	17.6	1.8
Loans funded by development banks	–	–	–	–	–
Working capital loans	4.6	0.5	2.5	6.2	1.1
Credit cards	220.7	146.6	97.9	117.4	12.8
Personal loans	40.5	12.7	6.2	7.4	0.7
Automobile and vehicle loans	5.6	2.4	1.9	2.8	0.4
Overdrafts	9.6	7.6	5.0	5.0	–
Total commercial and consumer	296.8	170.7	119.9	156.5	16.8
Microcredit	–	–	–	–	–
Mortgages and other	15.2	4.5	5.5	8.1	0.2
Financial leases	0.5	(0.1)	1.3	0.5	0.5
Total foreign	312.4	175.1	126.7	165.1	17.5

Total charge-offs	1,304.9	930.2	713.2	676.7	677.6

The ratio of charge-offs to average outstanding loans for the periods indicated was as follows.

	Year ended December 31,
	2014	2013	2012
	(in percentages)
Ratio of charge-offs to average outstanding loans	1.3%	1.1%	1.0%

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

Potential problem loans

In order to carefully monitor the credit risk associated with clients, we have established a committee that meets monthly to identify potential problem loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties complying with their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Our banks also monitor the credit risk associated with these clients.

Potential problem loans are primarily those classified as “B” under the Superintendency of Finance’s credit classification and provisioning guidelines. See “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk management—Credit classification and provisioning.” At December 31, 2014, Ps 3,012.4 billion, or 2.7%, of our subsidiaries’ total loan were classified as potential problem loans under these guidelines.

Separately, we also monitor loans granted by our banks to a single borrower where we have an aggregate exposure of Ps 2.0 billion or greater.

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments at December 31, 2014, 2013 and 2012. See “—Loan portfolio” above for a description of cross-border outstanding by type of foreign borrower.

	At December 31,
	2014	2013	2012
	(in Ps billions)
Loans
Commercial
Costa Rica	2,069.8	1,413.5	1,081.9
El Salvador	938.4	726.6	540.7
Guatemala	2,777.8	2,294.5	466.4
Honduras	1,504.4	1,154.5	910.3
Nicaragua	1,292.9	956.8	778.3
Panama	2,658.3	1,990.9	545.0
Consumer
Costa Rica	820.3	569.6	457.9
El Salvador	556.1	285.9	210.8
Guatemala	378.5	261.5	99.6
Honduras	295.4	211.5	134.1
Nicaragua	485.5	320.2	172.3
Panama	2,114.5	1,660.6	597.9

	At December 31,
	2014	2013	2012
	(in Ps billions)
Financial Leases
Costa Rica	401.1	288.9	222.3
El Salvador	13.4	13.3	13.7
Guatemala	6.8	6.4	0.1
Honduras	1.5	1.2	0.7
Nicaragua	5.6	4.6	2.4
Panama	95.1	56.4	32.7
Mortgages
Costa Rica	2,332.6	1,654.9	1,280.0
El Salvador	648.5	510.4	468.1
Guatemala	857.9	686.9	461.3
Honduras	558.8	447.6	436.6
Nicaragua	269.8	211.4	170.2
Panama	1,461.6	1,129.0	458.9
Credit Cards
Costa Rica	1,683.6	1,305.0	990.3
El Salvador	746.0	548.8	427.0
Guatemala	883.7	608.3	440.7
Honduras	690.9	495.3	464.2
Nicaragua	254.0	190.0	208.1
Panama	862.5	516.9	418.9
Total per country
Costa Rica	7,307.4	5,231.9	4,032.5
El Salvador	2,902.3	2,085.0	1,660.2
Guatemala	4,904.6	3,857.6	1,468.2
Honduras	3,051.0	2,310.1	1,946.0
Nicaragua	2,307.8	1,683.0	1,331.2
Panama	7,192.0	5,382.3	2,053.3
Investments
Australia	–	0.6	3.9
Brazil	1,212.9	890.8	498.5
British Virgin Islands	–	–	46.9
Barbados	–	4.3	–
Canada	6.3	9.0	2.2
Cayman Islands	73.1	53.2	383.1
Chile	452.7	345.6	322.9
Costa Rica	1,027.8	755.1	712.8
El Salvador	49.9	117.9	59.1
France	20.1	1.3	5.3
Germany	7.3	24.0	10.5
Guatemala	418.6	462.5	218.8
Honduras	415.1	261.9	374.8
Ireland	2.5	2.0	–
Luxembourg	–	1.2	–
Mexico	201.6	132.3	116.6
Netherlands	–	–	23.2
Nicaragua	5.4	4.8	11.3
Panama	591.6	333.0	393.8
Peru	570.2	483.2	287.0
Spain	28.5	12.1	5.3
United Kingdom	38.6	15.7	10.7
United States of America	842.5	749.0	497.3
BAC San José Liquid Fund (BAC San José Fondo Líquido – Riesgo País Mixto)	43.0	27.4	5.0
Multilateral – Bank Information Center (Centro de Información sobre la Banca)	–	–	–
Inversiones Bursatiles Credom. Riesgo País Mixto	2.4	1.9	–
Multilateral – Bladex (Foreign Trade Bank of Latin America)	127.3	78.8	–
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	28.5	2.0	3.7
Multilateral – Central American Bank for Economic Integration	5.3	39.2	56.4
Total investments	6,170.9	4,808.8	4,142.3

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at December 31, 2014, 2013 and 2012.

	At December 31,
	2014	2013	2012
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	5,297.5	4,344.7	3,809.5
Time deposits	30,060.9	23,308.2	21,868.2
Savings deposits	36,980.1	38,536.2	30,976.5
Total	72,338.5	66,189.1	56,654.1
Non-interest-bearing deposits:
Checking accounts	13,394.6	12,907.7	11,011.1
Other deposits (1)	1,144.6	895.4	730.0
Total	14,539.1	13,803.1	11,741.1
Total domestic deposits	86,877.7	79,992.2	68,395.2

	At December 31,
	2014	2013	2012
	(in Ps billions)
Foreign
Interest-bearing deposits:
Checking accounts	7,894.7	5,983.4	4,440.1
Time deposits	11,797.7	9,431.1	4,996.8
Savings deposits	5,302.9	3,943.4	2,569.5
Total	24,995.3	19,357.8	12,006.4
Non-interest-bearing deposits:
Checking accounts	2,204.0	1,647.9	841.7
Other deposits (1)	315.2	192.5	220.0
Total	2,519.2	1,840.4	1,061.7
Total foreign deposits	27,514.5	21,198.2	13,068.1
Total deposits	114,392.2	101,190.4	81,463.3

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following table presents time deposits, by amount and maturity at December 31, 2014.

	At December 31, 2014
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	7,264.4	2,964.3	10,228.8
From 3 to 6 months	2,645.7	1,160.3	3,806.0
From 6 to 12 months	3,953.6	1,384.0	5,337.6
More than 12 months	6,971.0	361.0	7,331.9
Time deposits less than U.S.$100,000 (1)	3,147.4	209.2	3,356.6
Total domestic	23,982.0	6,078.8	30,060.9

Foreign (2)	–	11,797.7	11,797.7
Total	23,982.0	17,876.6	41,858.6

(1)	U.S.$100,000 is the equivalent of Ps 239,246,000 (translated at the representative market rate of Ps 2,392.46 to U.S.$1.00 at December 31, 2014).

(2)	Represents operations outside of Colombia.

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At December 31,
	2014	2013	2012
	(in percentages)
ROAA: Return on average assets (1)	1.5	1.9	2.0
ROAE: Return on average shareholders’ equity (2)	12.4	17.1	17.7
Average shareholders’ equity as a percentage of average total assets	7.9	6.9	7.3
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	12.6	11.8	11.4
Dividend payout ratio (3)	77.3	64.7	59.8

Source: Company calculations based on Grupo Aval data.

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	Dividend payout ratio (dividends declared on both common and preferred shares, divided by net income).

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At December 31,
	2014		2013		2012
	Amount	Nominal weighted average rate	Amount	Nominal weighted average rate	Amount	Nominal weighted average rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	4,589.5	–	5,123.6	–	5,156.5	–
Average during period	5,956.9	3.1%	5,588.4	2.9%	5,269.7	4.3%
Maximum amount of borrowing at any month-end	7,176.0	–	7,004.7	–	8,323.7	–
Interest paid during the period	184.9	–	160.8	–	228.3	–

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

In recent years, the financial system in Colombia has continued to consolidate, leading to relatively high merger and acquisition activity since 2005, particularly between 2005 and 2012, including the merger of Corporación Nacional de Ahorro y Vivienda S.A. (Conavi), Corporación Financiera Nacional y Suramericana S.A., or “Corfinsura,” and Bancolombia; the acquisition of Banco Aliadas S.A. by Banco de Occidente; the merger of Banco Tequendama S.A. and Banco GNB Sudameris S.A.; the merger of Banco Colmena S.A. and Banco Caja Social S.A. to form BCSC S.A.; the acquisition of Bansuperior S.A. by Davivienda; the acquisition of Banco Granahorrar S.A. by BBVA Colombia; and the acquisition of Banco Unión Colombiano S.A. by Banco de Occidente. Also, during 2006, Banco de Bogotá acquired Megabanco and Davivienda acquired Gran Banco—Bancafé S.A. In 2007, Bancolombia acquired Banagrícola in El Salvador, and in 2008, ABN AMRO Bank Colombia S.A. became Royal Bank of Scotland (Colombia) S.A. following the acquisition of ABN AMRO Bank NV by a consortium led by Royal Bank of Scotland, Fortis and Banco Santander S.A. Also, in 2008, General Electric Money purchased a 49.7% stake in Banco Colpatria. In 2010, Scotiabank acquired Royal Bank of Scotland (Colombia) S.A., and five financing companies merged with their respective commercial banks (BBVA Leasing S.A., Leasing Popular S.A., Leasing de Occidente S.A., Leasing Bogotá S.A. and Helm Leasing S.A.). In 2011, Scotiabank agreed to acquire a 51% stake in Banco Colpatria and Banco Santander S.A. agreed to sell Banco Santander Colombia S.A. to Corpbanca S.A., a Chilean financial services company. Banco WWB S.A., Banco Coomeva S.A., Banco Finandina S.A., Banco Falabella S.A. and Banco Pichincha S.A. entered the banking market in Colombia. In 2012, HSBC agreed to sell HSBC Colombia S.A. to Banco GNB Sudameris S.A., Corpbanca agreed to buy Helm Bank S.A. and BTG Pactual acquired Bolsa y Renta. Also in 2012, Banco Santander, having sold-off its wholesale banking operations to Corpbanca the year before, filed a petition with the Superintendency of Finance to obtain a license for a new bank aimed mainly at corporate clients. In 2013, Banco Davivienda agreed to acquire Corredores Asociados, Colombia’s largest brokerage firm, while in 2014 Brazil’s Itaú Unibanco agreed to acquire a majority stake in Chile’s Corpbanca, both of which, have local operations in Colombia. Various banking institutions, which have recently been incorporated in Colombia, target specific segments such as the microcredit and small and medium enterprises segments and corporate banking or commercial banking. These institutions include Banco de las Microfinanzas-Bancamía S.A., Banco WWB S.A. and Banco Coomeva S.A., as well as three new financial corporations, JP Morgan Corporación Financiera S.A., BNP Paribas Colombia Corporación Financiera S.A. and Itaú BBA Colombia S.A., which are local subsidiaries of international financial institutions. The business of these new credit institutions may affect our market position in the individual, small and medium enterprises and merchant banking segments.

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

Recent Growth of Financial Sector

From a macroeconomic perspective, the Colombian financial sector has been one of the primary engines of economic growth in the country in recent years. According to DANE, GDP of the financial sector comprising financial intermediation, insurance and other related services, grew at a CAGR of 8.2% in the five-year period ended December 31, 2014 in real terms, 3.4 percentage points above that of annual growth of total GDP during the same period. Economic stability, improvements in security conditions, increased employment rates and enhanced purchasing power on the part of the Colombian population have contributed to an increase in the penetration of financial services. According to DANE, Colombian real GDP per capita grew by 19.4% in the five-year period ended December 31, 2014. As the economy recovered, Colombia’s annual average unemployment rate decreased to 10.4% in 2012, 9.6% in 2013 and 9.1% in 2014. At the same time, deposits in the banking system grew 69.5% in real terms and 96.3% in nominal terms during the five-year period ended December 31, 2014 as adjusted to include deposit growth of the five financing companies that merged with commercial banks during 2010 (BBVA Leasing S.A., Leasing Popular S.A., Leasing de Occidente S.A., Leasing Bogotá S.A. and Helm Leasing S.A.), and the three financing companies and the cooperative bank that converted to commercial banks during 2011 (Banco Pichincha S.A., Banco Falabella S.A., Banco Finandina S.A. and Bancoomeva S.A.).

The following charts present the sector evolution and annual growth of total GDP and GDP of the financial sector for the periods indicated.

Source: DANE (“Index 2001=100” refers to a value of 100 on December 31, 2001 for the quarterly GDP in constant pesos of 2005). GDP of the financial sector refers to services of financial intermediation, insurance and other related services, as defined by DANE, including the Colombian Central Bank, commercial banks, finance corporations, financing companies, trust funds (fondos fiduciarios), cooperatives, employee funds (fondos de empleados), special state-owned institutions (such as Banco de Comercio Exterior (Bancoldex), Financiera de Desarrollo Territorial S.A., or “Findeter,” and Financiera Energética Nacional (FEN), among others), insurance companies, insurance brokerage firms, brokerage firms, trust companies, pension and severance fund management companies, and guaranty funds, among others. Previously, this data was calculated using the GDP series of 2000 as base year, which was discontinued by DANE in 2010 and replaced by the GDP series of 2005 as base year.

Credit Volumes

Credit volumes in Colombia have grown steadily since 2004. Despite this increase in lending, the Colombian market still has a relatively low credit penetration rate as compared to that of other developed and emerging market countries. The following chart presents domestic credit to the private sector as a percentage of GDP of specified countries at December 31, 2013.

Domestic Credit to private sector / GDP

Source:  World Bank Development Indicators. Data at December 31, 2013. Domestic credit to private sector refers to financial resources provided to the private sector, which may include, among others, loans, purchases of non-equity securities, and trade credits and other accounts receivable, that establish a claim for repayment. For some countries these claims include credit to public enterprises.

Domestic credit to the private sector as a percentage of GDP, as defined by the World Bank Development Indicators, refers to financial resources provided to the private sector, such as through loans, purchases of non-equity securities, and trade credits and other accounts receivable, that establish a claim for repayment. This metric encompasses a broad range of entities that provide credit, and is not limited to banking institutions. It is widely used for comparison purposes across countries due to its reliability and homogeneity. The World Bank Development Indicators cover 214 countries from 1960 to 2013.

Credit provided exclusively by banking institutions is used to refer to bank intermediation, as it is the main business of Grupo Aval’s banking subsidiaries. Specifically, when referring to bank credit penetration, bank credit refers to gross loans and leasing operations provided by commercial banks in Colombia, according to data from the Superintendency of Finance, and GDP refers to nominal GDP in pesos, according to data from DANE. We believe these metrics, and the calculation resulting therefrom, reflect more appropriately Colombia’s domestic credit-to-GDP situation and render 37.1% and 37.9% ratios for the periods ended December 31, 2013 and December 31, 2014, respectively.

The Colombian bank credit market consists of the extension of loans to individuals and corporations through four main business lines: commercial, consumer, microcredit and mortgage. According to the Superintendency of Finance, at December 31, 2014, a total of Ps 304.6 trillion (U.S.$129.9 billion) of gross loans granted by Colombian banks were outstanding, of which 60.1% were commercial loans, 27.4% were consumer loans, 9.5% were mortgages and 2.8% were microcredit loans.

Gross bank loans in the Colombian banking sector as a percentage of GDP also increased in the past five years from 25.6% in the year ended December 31, 2009 to 37.9% at December 31, 2014. The following chart presents bank credit as a percentage of GDP over the past twenty years.

*  As of December 31, 2014

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

Although loan quality and loan loss coverage ratios deteriorated between 2007 and mid-2009 as a result of the economic slowdown preceding the global crisis, overall loan quality and coverage ratios have improved significantly during the last ten years in Colombia. The following charts illustrate this trend and present non-performing loans as a percentage of total loans and the loan loss coverage ratio from December 2002 to December 2014.

Source: Superintendency of Finance

Source: Superintendency of Finance. Past due loans refers to loans overdue more than 30 days, as defined by the Superintendency of Finance. Loan loss coverage ratio refers to loan loss allowances divided by past due loans.

Colombia’s banking system is well capitalized under regulations applicable at such date, with an average risk-based capital ratio of 15.1% at December 31, 2014, as reported and calculated by the Superintendency of Finance, significantly above the minimum regulatory requirement of 9%. The capital-to-total assets ratio and the risk-based capital ratio have increased since 2005: the former currently exceeds that of comparable countries in Latin America, while the latter is above that of Chile and Peru. The following charts present regulatory capital as a percentage of risk-weighted assets, and shareholders’ equity as a percentage of total assets from 2007 to 2014 for the banking sector in Brazil, Colombia, Chile, Peru and Mexico.

Source: IMF for non-Colombian countries and Superintendency of Finance for Colombia. For non-Colombian countries, shareholders’ equity refers to equity and regulatory capital refers to bank regulatory capital, as reported by the IMF’s Financial Soundness Indicators, October 2014. According to the IMF, capital is measured as total capital and reserves as reported in the sectorial balance sheet for cross-border consolidated data; Tier I capital can also be used (this definition of capital is also used by the IMF for calculating the ratio of return on equity). For Colombia, shareholders’ equity refers to that of commercial banks, and regulatory capital to risk-weighted assets refers to the risk-based capital ratio of commercial banks as defined and reported by the Superintendency of Finance. As of August 2013, the definition of risk-based capital ratio in Colombia was modified by Decree 1771 of 2012, resulting in a decline in such ratio in Colombia compared to figures reported prior to that month. The latest available data for shareholder’s equity to total assets for Brazil, Chile and Peru is as of June 30, 2014; and for Mexico is as of July 31, 2014. The latest available data for regulatory capital to risk-weighted assets for Brazil and Peru is as of June 30, 2014; for Chile is as of May 31, 2014; and for Mexico is as of July 31, 2014. Data shown for Colombia is as of December 31, 2014.

At the same time, the profitability of the financial sector improved significantly during the first half of the decade starting in 2000 and remained relatively stable in the second half of the decade, including during the global economic and financial crisis. The following charts present ROAA and ROAE for the Colombian financial sector from December 2002 to December 2014.

 Source: Company estimates, based on Superintendency of Finance. ROAA refers to 12-month profits divided by the average of assets in the current month and in the same month of the prior year. Similarly, ROAE refers to 12-month profits divided by the average of shareholders’ equity in the current month and in the same month of the prior year.

The following charts present ROAA and ROAE from 2007 to 2014 for the banking sector in Brazil, Colombia, Chile, Peru and Mexico.

Source:   IMF’s Financial Soundness Indicators, October 2014, for Brazil, Chile, Peru and Mexico; and company estimates based on Superintendency of Finance for Colombia. The latest available data for Brazil, Chile and Peru is as of June 30, 2014; and for Mexico is as of July 31, 2014. Latest available data for Colombia is as of December 31, 2014.

Main Market Participants

According to the Superintendency of Finance, at December 31, 2014, the principal participants in the Colombian financial system were the Colombian Central Bank, 22 commercial banks (fourteen domestic banks, seven subsidiaries of foreign institutions and one bank owned by the Colombian government), 21 financing companies and five finance corporations. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouses, special state-owned institutions that provide credit to specific segments of the population who generally lack normal access to commercial and retail banking, and pension and severance pay funds also participate. For a description of the roles of these entities, see “—Supervision and regulation—Regulatory framework for Colombian financial institutions.” For information about our competitive position, see “—Competition.”

Our principal competitors are Bancolombia, Davivienda and BBVA Colombia, which are the three leading banking groups in Colombia after Grupo Aval. International players active in the Colombian market include CorpBanca Colombia S.A., Banco Bilbao Vizcaya Argentaria Colombia, S.A., and Citibank-Colombia S.A.

Recent Developments in the Colombian Stock Market

Colombia’s stock market was one of the top performers worldwide following the global economic and financial crisis of 2008. The Colombian Stock Market Index (Índice General de la Bolsa de Colombia), or “IGBC,” decreased 11.0% in 2014, decreased 11.2% in 2013, increased 16.2% in 2012, decreased 18.3% in 2011, and increased 33.6% in 2010 and 53.5% in 2009, after falling 29.3% in 2008. Since November 2013 the new benchmark index for the Colombian Stock Market is the “COLCAP” (Índice de Capitalización Colombiano), which decreased 5.8% in 2014. Colombia’s stock market capitalization stood at Ps 364.1 trillion (U.S.$153.1 billion) at December 31, 2014. Simultaneously, the daily average trading volume in the stock market decreased to Ps 165.4 billion (U.S.$69.12 million) during 2014, from Ps 167.5 billion (U.S.$89.7 million) during 2013, a decrease of 1.3%, after decreasing 11% in 2013 from Ps 188.2 billion (U.S.$104.7 million) during 2012, and after increasing 15.8% in 2012 from Ps 162.6 billion (U.S.$87.9 million) during 2011.

The increase in trading volumes and elevated returns in recent years had been mainly driven by the following factors: (1) the counter-cyclical monetary policy conducted by Colombia’s Central Bank, which cut its overnight lending rate by 700 basis points to 3.0% from December 2008 until April 2010 (the lowest level ever recorded), increased it moderately by 225 basis points to 5.25% from February 2011 until June 2012, decreased it again by 200 basis points to 3.25% from July 2012 until March 2013, and increased it one more time by 125 basis points to 4.5% from April 2014 to August 2014; (2) a sharp decline in global risk aversion since March 2009 through the end of 2010, and during the second half of 2012 and the first months of 2013, and then again since March 2014 until August 2014; (3) expectations of a strong recovery in local economic activity since the second half of 2009, which intensified during 2010 and 2011 due to the release of positive economic data suggesting a stronger recovery than initially expected by local authorities and analysts, and then again a stronger recovery than expected following the economic slowdown of the second half of 2012 and the first quarter of 2013; and (4) a limited supply of local stock market securities to match a fast-growing demand. Despite stronger domestic economic activity, the worsening of the European sovereign debt crisis in 2011 had a significant adverse impact on equity markets worldwide including Colombian markets. However, the intervention announced by the European Central Bank at the end of 2011 (long-term financing operations for up to three years) and in September of 2012 (unlimited purchases of European sovereign debt, contingent to governments requesting a formal financial assistance program), and the implementation of a third round of large-scale asset purchases announced by the U.S. Federal Reserve Bank, assisted in stabilizing financial markets, which prompted a strong rally in local equity markets during the first quarter of 2012 and the second half of 2012, following sharp falls during the second quarter of that year. However, the Colombian stock market was affected throughout 2013 due to the domestic slowdown that became more apparent by the start of that year and by the U.S. Federal Reserve’s signaling of its intention to gradually scale back its asset purchases by the end of 2013. The stock market recovered from March 2014 to August 2014 as risk aversion waned following a short-lived emerging markets crisis at the start of that year. However, since September 2014, the Colombian stock market, which is highly concentrated in the oil sector, has been hit by a historic drop of more than 50 percent in oil prices.

Some of the main participants in the local stock market are the private pension and severance fund managers, individual investors and brokerage firms (Sociedades Comisionistas de Bolsa). Private pension and severance funds managed a portfolio of Ps 77.8 trillion (U.S.$32.5 billion) in equity securities, of which Ps 40.41 trillion (U.S.$18.2 billion) corresponded to the local stock market at December 31, 2014; equity securities represented 46.1% of total assets under management at December 31, 2014. The share of equity securities in private pension funds’ portfolios has increased substantially in recent years from an average of 27.8% in 2008, 32.2% in 2009 and 43.0% in 2010, to 44.1% in 2011, 44.2% in 2012, 43.2% in 2013 and 45.0% at December 31, 2014.

Private Pension Fund System

A private pension fund system came into operation in Colombia in 1994, and during the last decade the scope of permissible activity by pension funds has expanded. The pension system consists of a government-sponsored defined public benefit plan, or “RPM,” currently administered by the Colombian Pension Service, Colpensiones, (previously administered by the Colombian Institute of Social Security), and a defined contribution or individual savings system, or “RAIS,” administered by private pension fund administrators under the supervision of the Superintendency of Finance. Since its creation, RAIS has experienced significant growth and is now the principal pension system in Colombia (12.5 million of individual customers in RAIS, compared to 6.1 million in RPM, at December 31, 2014). We operate in the pension fund management markets of RAIS through Porvenir (which merged with Horizonte on December 31, 2013). For information about Porvenir’s competitive position, see “—

Competition.” At December 31, 2014, there were four private pension and severance funds managing a total of Ps 176.1 trillion (U.S.$73.6 billion) in assets, consisting of Ps 154.3 trillion (U.S.$64.5 billion) in mandatory pension fund assets; Ps 14.2 trillion (U.S.$5.9 billion) in voluntary pension funds’ assets; and 7.6 trillion (U.S.$3.2 billion) in severance assets. For information about the main participants in the Colombian RAIS pension sector and our market share and position in the pension fund market, see “—Competition.”

Colombia has high-growth potential in the individual savings pension regime due to (1) the low average age of individual customers (33 years); (2) the current penetration levels of pension plans (approximately 85.23% of the employed population at December 31, 2014 participated in either a government-sponsored or a private pension scheme); and (3) the recent trend of individual customers investing in private pension funds, such as Porvenir, instead of the government-sponsored alternative (individual customers in RAIS increased from 8.6 million in 2008 to 8.7 million in 2009, 9.3 million in 2010, 10.0 million in 2011, 10.8 million in 2012, 11.7 million in 2013, and 12.5 million as of December 31, 2014, while individual customers in RPM increased from 6.2 million in 2008 before leveling off at 6.4 million in 2009, 2010 and 2011, at 6.5 million in 2012 and 2013, and at 6.0 in 2014).

Central America

We consider the Central American region to comprise Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá. Central America presents a market with similar characteristics to that of Colombia and with growth potential in financial services.

At December 31, 2014, Central America had a total estimated population of approximately 45.4 million, making it the fourth largest market in Latin America by population after Brazil (population of 202.8 million), Mexico (population of 119.7 million) and Colombia (population of 47.7 million) as reported by the IMF. At December 31, 2014, Central America posted an estimated combined GDP of U.S.$208.9 billion, ranking as the sixth largest economy in Latin America after Brazil (nominal GDP of U.S.$2,353 billion), Mexico (nominal GDP of U.S.$1,282.7 billion), Argentina (nominal GDP of U.S.$540.2 billion), Colombia (nominal GDP of U.S.$384.9 billion), and Chile (nominal GDP of U.S.$258.0 billion). According to the IMF, Central America’s GDP grew 4.0% in 2014, below the growth rate for Colombia of 4.6%, and is expected to grow at an annual average rate of 4.3% between 2015 and 2017, compared to Colombia’s expected average growth rate of 3.7% during the same period.

The following table presents population and historical and projected GDP growth data for Central America.

	Costa Rica	El Salvador	Guatemala	Honduras	Nicaragua	Panamá	Total Central America (1)
2014 population (millions) estimated	4.8	6.4	15.9	8.3	6.2	3.9	45.4
2014 nominal GDP (U.S.$ billions)	48.1	25.3	60.4	19.5	11.7	43.8	208.9
2014 nominal GDP per capita (U.S.$)	10,083	3,988	3,807	2,361	1,881	11,147	6,660
CAGR real GDP 2004-2014	4.5%	1.8%	3.6%	4.0%	3.8%	8.4%	4.4%
GDP growth 2015 expected	3.8%	2.5%	4.0%	3.3%	4.6%	6.1%	4.2%
GDP growth 2016 expected	4.4%	2.6%	3.9%	3.4%	4.3%	6.4%	4.4%
GDP growth 2017 expected	4.5%	2.6%	3.9%	3.6%	4.0%	6.7%	4.5%

Source: GDP and population figures based on the World Economic Outlook, April 2015, published by the IMF.

(1)	Reflects a GDP-weighted average of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá.

During the last several years, countries in the Central American region have increased their efforts to promote fiscal prudence and foreign investment. Countries such as Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua have signed agreements with the IMF under which governments receive credit, subject to adopting fiscal discipline in their economic policies.

Panamá, capitalizing on its geographical advantage and the Panamá Canal, a main continental connecting route, continues to be an important logistical hub and center for commerce and services within the region. In this context, the expansion of the Panamá Canal, scheduled to be completed in 2015, is expected to positively affect the growth rate of the economy and strengthen Panamá’s attractiveness within the region for foreign direct investment.

The Central American region offers a stable market that is expected to further converge towards an integrated economy as a result of the ongoing implementation of free-trade agreements. DR-CAFTA, gradually eliminates barriers to trade and investment among Costa Rica, the Dominican Republic, El Salvador, Guatemala, Honduras, Nicaragua and the United States. The agreement allows the Central American region to access markets in the United States and establishes common regulatory standards among these countries. DR-CAFTA covers most types of trade and commercial exchange between these countries and the United States.

Central American Financial Services Sector

Central America’s financial system has gone through two major phases of consolidation. In the early 2000s, local banks began expanding operations in their own markets through aggressive acquisition strategies, creating local financial groups. Notable examples include Grupo Financiero Cuscatlán’s acquisition of Lloyds TSB Group Plc’s operations in the region in 2004 and Banco de la Producción, S.A. (BANPRO)’s acquisition of Banco Caley Dagnall S.A. from Banco Agrícola S.A. in Nicaragua in March 2005. Following this period of internal consolidation and encouraged by the stability and growth prospects of the region, international banking groups began entering the region in 2004 through acquisitions in various jurisdictions, such as The Bank of Nova Scotia’s acquisition of El Salvador’s Banco de Comercio de El Salvador, S.A. in 2004, Costa Rica’s Banco Interfin S.A. in 2006, and Guatemala’s Banco de Antigua S.A. in 2008; GE Capital’s acquisition of a 49.99% stake in BAC Credomatic in 2005; Citigroup, Inc.’s merger of its Central American operations with Grupo Financiero Cuscatlán and Grupo Financiero Uno S.A. in 2006; and Grupo Financiero HSBC, S.A. de C.V.’s acquisition of Primer Banco del Istmo, S.A. (Banistmo) and Banco Salvadoreño, S.A. (Bancosal) in 2007. Other regional financial institutions have also acquired banks in Central America: Grupo Bancolombia acquired El Salvador’s Banco Agrícola in 2006 and 40% of Guatemala’s Banco Agromercantil in 2012, and Honduras’ Banco Industrial S.A. acquired Banco del País S.A. in 2007. Davivienda purchased the affiliates of HSBC in Costa Rica, El Salvador and Honduras and GNB Sudameris completed the purchase of the subsidiaries of HSBC in Perú, Paraguay and Uruguay in 2012. In 2010 Banco de Bogotá acquired 100% of BAC Credomatic and in 2012 Banco Davivienda agreed to acquire HSBC’s operations in Costa Rica, El Salvador and Honduras. In October 2013, Bancolombia acquired HSBC Bank S.A. Panamá and we have recently expanded our operations in Central America with the acquisition of BBVA Panamá (now known as Banco BAC de Panamá) and Grupo Reformador in December 2013.

The chart below sets forth domestic credit to private sector as a percentage of GDP for Central America and selected countries.

Domestic Credit to Private Sector / GDP

Source: World Bank Development Indicators. Data at December 31, 2013.

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

According to Decree 2555 of 2010 and External Circular 100 of 1995, or the “Basic Accounting Circular,” as amended, and in order to facilitate the Superintendency of Finance’s supervision, financial institutions are required to consolidate the results of operations of all of their subsidiaries in order to present consolidated financial statements of the controlling entity and its subsidiaries, consolidated solvency ratios and capital adequacy requirements of the group. As Grupo Aval is not regulated as a financial institution or as a holding company of banking subsidiaries, it is not required to comply with these requirements; however, all of its financial subsidiaries are required to comply.

The Superintendency of Finance may also conduct onsite inspections of Colombian financial institutions and even of their subsidiaries located abroad, in the latter case, subject to the applicable laws of the subsidiary’s country of incorporation.

According to Article 48 of Decree 2080 of 2000 (as amended by Decree 4800 of 2010), when granting authorizations relating to foreign investment transactions by shareholders of Colombian financial institutions to invest in foreign financial entities, the Superintendency of Finance must take into account the possibility of exercising comprehensive and consolidated supervision. In addition, according to Law 1328 of 2009 and former Decree 4032 of 2010 (as assembled into Decree 2555 of 2010): (1) direct capital investments by Colombian financial institutions in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance, and (2) indirect capital investment (i.e., through a subsidiary) in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance if: (a) the initial investments equal or exceed 10% of the investor’s paid-in capital, (b) additional investments equal or exceed 5% of the investor’s paid-in capital or (c) the financial regulatory authority of the country where the investments is to be made has not executed a memorandum of understanding with the Superintendency of Finance. Other indirect investments do not require the approval of the Superintendency of Finance but must be reported to such entity prior to the respective investment.

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

The Superintendency of Industry and Commerce is responsible for approving economic mergers, acquisitions and integrations between and among enterprises, except for mergers, acquisitions or integrations between financial entities. However, pursuant to Law 1340 of 2009, the Superintendency of Finance is the authority responsible for approving mergers, acquisitions and integrations between financial institutions. For such approvals, the Superintendency of Finance must obtain a prior written opinion by the Superintendency of Industry and Commerce.

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

The EOSF also provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the Superintendency of Finance. Subject to prior approval of the Superintendency of Finance, foreign banks may operate in Colombia through their subsidiaries established and incorporated in Colombia. Under Law 1328 of 2009, foreign banks, as of July 15, 2013, are permitted to operate through their “branches” and are not obligated to incorporate a Colombian subsidiary. Operations through these branches will be subject to prior approval by the Superintendency of Finance and among others, branches have to meet the same minimum capital requirements as independent entities do.

The main role of banks, finance corporations and financing companies is to receive deposits. Banks place funds back into circulation by means of loans or any active credit operation; finance corporations place funds into circulation by means of active credit operations or investments, with the purpose of promoting the creation or expansion of enterprises; and financing companies place funds back into circulation by means of active credit operations, with the purpose of fostering the sale of consumer goods and services including leasing operations.

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

Modifications to Framework

Laws 510 of 1999, 546 of 1999, 795 of 2003 and 1328 of 2009 have substantially modified the control, regulation and surveillance powers of the Superintendency of Finance. In addition, Law 510 of 1999 and Law 1328 of 2009 streamlined the procedures and powers for FOGAFIN.

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

Law 1328 of 2009 provided a new set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions, in order to minimize disputes. This law also broadened the scope of permitted business activities by regulated entities: following its adoption, banks were allowed to operate leasing businesses under certain circumstances and to extend loans to third parties so that borrowers may acquire control of other companies.

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

Key Interest Rates

Colombian commercial banks, finance corporations and financing companies are required to report data to the Colombian Central Bank on a weekly basis regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Colombian Central Bank calculates the DTF rate, which is published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The DTF rate is the weighted average interest rate paid by commercial banks, finance corporations and financing companies for certificates of deposit with maturities of 90 days. For the week of December 31, 2014, the DTF rate was 4.34%, as reported by the Superintendency of Finance.

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

Capital Adequacy Requirements

On August 24, 2012, the Colombian government enacted Decree 1771 of 2012 which amended certain capital adequacy requirements for Colombian credit institutions set forth in Decree 2555 of 2010. Decree 1771 of 2012 maintains the requirement for a credit institution’s technical capital to be at least 9.0% of that institution’s total risk-weighted assets.

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

In addition, Decree 1771 of 2012 introduced a new measure of “core solvency” for Common Equity Tier 1, which requires higher quality capital and is set at a minimum of 4.5% of risk-weighted assets.

The items that are considered in the definition of Technical Capital as set forth in Decree 2555 of 2010, as amended are described below.

Ordinary Basic Capital

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

Banco de Bogotá

The following tables set forth our reported consolidated capital adequacy information at December 31, 2014 and 2013 as calculated under the Current Definition of Technical Capital.

	At December 31,
	2014	2013
	(in Ps billions)
Subscribed capital	3	3
Reserves and profits	9,226	7,154
Non-controlling interests	938	787
Unconsolidated financial sector investments	(56)	(60)

Less/more others
Goodwill	(1,810)	(1,492)
Unamortized pension liabilities	(13)	(14)
Others	(169)	–
Primary capital (Tier I)	8,119	6,376
Reserves and profits	697	684
Non-controlling interests	993	951
Unrealized gains/losses on securities available for sale(1)	(94)	(94)
Valuations	90	0
Subordinated bonds	1,845	1,588

Less:
Devaluations	0	–
Less/more others	16	11
Computed secondary capital (Tier II)	3,549	3,140
Technical capital	11,668	9,516
Risk-weighted assets	92,347	76,081
Value at risk	812	796
Regulatory value at risk(2)	9,028	8,839
Risk-weighted assets including regulatory value at risk	101,374	84,921
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.0%	7.5%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	3.5%	3.7%
Solvency ratio(3)	11.5%	11.2%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

The increase in technical capital for Banco de Bogotá is mainly driven by the Ps 1,500.0 billion Common Share Rights Offering that took place during the last quarter of 2014.

Banco de Occidente

	At December 31,
	2014	2013
	(in Ps billions)
Subscribed capital	5	5
Reserves and profits	2,435	2,228
Non-controlling interests	7	7
Unconsolidated financial sector investments	(4)	(3)

Less/more others
Goodwill	–	–
Unamortized pension liabilities	–	–
Others	–	–
Primary capital (Tier I)	2,443	2,236
Reserves and profits	373	148
Non-controlling interests	3	1
Unrealized gains/losses on securities available for sale(1)	(19)	347
Valuations	39	26
Subordinated bonds	400	416

Less:
Devaluations	(0)	–
Less/more others	1	0
Computed secondary capital (Tier II)	798	938
Technical capital	3,241	3,174
Risk-weighted assets	24,852	23,349
Value at risk	245	114
Regulatory value at risk(2)	2,718	1,269
Risk-weighted assets including regulatory value at risk	27,570	24,618
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.9%	9.1%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.9%	3.8%
Solvency ratio(3)	11.8%	12.9%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

The decrease in Banco de Occidente’s solvency ratio is mainly driven by an increase in the regulatory value at risk and a decrease in Tier II capital due to a lower value of unrealized gains on securities available for sale.

Banco Popular

	At December 31,
	2014	2013
	(in Ps billions)
Subscribed capital	77	77
Reserves and profits	1,586	1,393
Non-controlling interests	13	12
Unconsolidated financial sector investments	(1)	(2)

	At December 31,
	2014	2013
	(in Ps billions)
Less/more others
Goodwill	–	–
Unamortized pension liabilities	(42)	(44)
Others	(8)	(16)
Primary capital (Tier I)	1,625	1,420
Reserves and profits	93	6
Non-controlling interests	1	0
Unrealized gains/losses on securities available for sale(1)	130	139
Valuations	3	2
Subordinated bonds	21	43

Less:
Devaluations	(0)	–
Less/more others	1	1
Computed secondary capital (Tier II)	249	191
Technical capital	1,873	1,611
Risk-weighted assets	13,935	12,986
Value at risk	133	176
Regulatory value at risk(2)	1,481	1,959
Risk-weighted assets including regulatory value at risk	15,416	14,945
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	10.5%	9.5%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.6%	1.3%
Solvency ratio(3)	12.2%	10.8%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco AV Villas

	At December 31,
	2014	2013
	(in Ps billions)
Subscribed capital	22	22
Reserves and profits	877	765
Non-controlling interests	–	4
Unconsolidated financial sector investments	(17)	(11)
Less/more others
Goodwill	–	–
Unamortized pension liabilities	–	0
Others	(6)	(7)
Primary capital (Tier I)	877	774
Reserves and profits	81	81
Non-controlling interests	–	–
Unrealized gains/losses on securities available for sale(1)	(17)	(10)
Valuations	0	0
Subordinated bonds	–	–

	At December 31,
	2014	2013
	(in Ps billions)
Less:
Devaluations	–	–
Less/more others	13	10
Computed secondary capital (Tier II)	77	81
Technical capital	955	855
Risk-weighted assets	6,819	6,390
Value at risk	68	77
Regulatory value at risk(2)	758	859
Risk-weighted assets including regulatory value at risk	7,577	7,249
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	11.6%	10.7%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.0%	1.1%
Solvency ratio(3)	12.6%	11.8%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Grupo Aval Aggregate

The following table sets forth aggregate capital adequacy information for Grupo Aval at December 31, 2014 and 2013.

	At December 31,
	2014	2013
	(in Ps billions)
Subscribed capital	107	107
Reserves and profits	14,125	11,541
Non-controlling interests	959	809
Unconsolidated financial sector investments	(78)	(76)

Less/more others
Goodwill	(1,810)	(1,492)
Unamortized pension liabilities	(55)	(59)
Others	(183)	(23)
Primary capital (Tier I)	13,065	10,807
Reserves and profits	1,244	919
Non-controlling interests	997	953
Unrealized gains/losses on securities available for sale(1)	1	383
Valuations	133	28
Subordinated bonds	2,266	2,046

Less:
Devaluations	(0)	–
Less/more others	32	21
Computed secondary capital (Tier II)	4,673	4,350
Technical capital	17,738	15,157
Risk-weighted assets	137,952	118,806
Value at risk	1,259	1,163
Regulatory value at risk(2)	13,985	12,927
Risk-weighted assets including regulatory value at risk	151,938	131,733
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.6%	8.2%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	3.1%	3.3%
Solvency ratio(3)	11.7%	11.5%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

At December 31, 2014, our banks’ technical capital ratios were 11.5% (Banco de Bogotá), 11.8% (Banco de Occidente), 12.2% (Banco Popular) and 12.6% (Banco AV Villas) exceeding on average the requirement of the Colombian government and the Superintendency of Finance by 300 basis points.

The basic accounting circular contains provisions relating to liquidity risk, interest rate risk, foreign exchange rate risk and market risk. Colombian banks are required to calculate a value at risk, or “VaR,” based on a methodology provided by the Superintendency of Finance. VaR is used in assessing a banks’ solvency. Future changes in VaR requirements could have a material impact on our operations in the future. See “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Liquidity Risk.”

Grupo Aval’s combined loan portfolio, net of provisions, accounted for 79.3% of our risk-weighted assets at December 31, 2014. The provisions corresponding to each of our banks’ operations is determined by measuring credit risk. For this purpose, credit extensions are rated according to their risk level (A, B, C, D or E); the Superintendency of Finance has established minimum provision levels for each rating.

Mandatory Investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario, or “TDAs”) issued by Finagro, a government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended by External Resolution 6 of 2008 and External Resolution 15 of 2012. The Colombian Central Bank requires that each bank maintains a total investment in these bonds equal to 5.8% of its checking and savings deposits, plus 4.4% of its time deposits with a maturity of up to 18 months. Finagro may issue two different types of agricultural development bonds, Class A with an interest rate of four percentage points below the DTF rate (DTF-4) and Class B with an interest rate of two percentage points below the DTF rate (DTF-2). If the DTF interest rate falls to 4% or less, the profitability of the Class A TDAs will be 0%, and if the DTF rate falls to 2% or less, the profitability of the Class B TDAs will be 0%. Banks are required to invest 37% of the total mandatory investment in Class A TDAs and 63% in Class B TDAs.

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

Minimum Capital Requirements

Article 80 of Decree 663 of 1993, as amended by Law 795 of 2003, establishes minimum incorporation capital requirements for different financial institutions. When a financial institution fails to comply with the minimum required capital after a cure period granted by law, the Superintendency of Finance may intervene, causing the financial institution to be liquidated, merged with another institution or its corporate form may be converted into another category of financial institution, notwithstanding the fact that the institution may be subject to fines imposed by the Superintendency of Finance.

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

Resolution 4 of 2007 (as amended by Resolution 3 of 2008) of the Board of Directors of the Colombian Central Bank provides mandatory guidelines for foreign currency positions of financial institutions, including the following:

•
the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in foreign currency of 20.0% of the bank’s technical capital. Currency exchange intermediaries such as Banco de Bogotá are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5.0% of its technical capital (with penalties being payable after the first business day). At December 31, 2014, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions of U.S.$(34.4) million, U.S.$4.2 million, U.S.$1.2 million and U.S.$3.0 million, respectively, which fell within these regulatory guidelines;

•
foreign currency position in cash is defined as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days’ average foreign currency position in cash cannot exceed 50.0% of the bank’s technical capital. In accordance with Resolution 4 of 2007 (as amended by Resolution 3 of 2008) of the Board of Directors of the Colombian Central Bank, the three-day average shall be calculated on a daily basis and the foreign currency position in cash cannot be negative. At December 31, 2014, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions in cash of U.S.$88.0 million, U.S.$2.1 million, U.S.$2.1 million and U.S.$0.2 million, respectively, which fell within these regulatory guidelines; and

•
gross position of leverage, defined as (1) the value of term contracts denominated in foreign currency, plus (2) the value of transactions denominated in foreign currency to be settled in cash within one or more days, and (3) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. Resolution 4 of 2007 (as amended by Resolution 3 of 2011) of the Board of Directors of the Colombian Central Bank establishes that the average of a bank’s gross position of leverage for three business days cannot exceed 550.0% of the technical capital of such bank. In calculating the gross position of leverage, Resolution 3 of 2011 of the Board of Directors of the Colombian Central Bank excludes any foreign exchange transactions that intermediaries of the FX Market perform as local suppliers of liquidity of foreign currency using the Systems of Compensation and Liquidation of Currencies when there is a breach of payment by a participant. At December 31, 2014, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had an unconsolidated gross position of leverage of U.S.$7,119.7 million, U.S.$2,469.6 million, U.S.$1.0 million and U.S.$0.0 million, respectively, which fell within these regulatory guidelines.

Lending Limits

Pursuant to applicable Colombian regulation, commercial banks cannot lend to a single person, directly or indirectly, a sum greater than 10% of their Tier 1 Capital (Patrimonio Técnico) if the only security for such operation is the borrower’s equity. Nevertheless, commercial banks can lend to a single person an amount equivalent to 25% of their Tier 1 Capital (Patrimonio Técnico), as long as such loan is secured by eligible collateral and sufficient to secure a risk exceeding 5% of such equity.

Notwithstanding the general rule set above regarding the lending limit of 10%, Decree 816 of 2014 was issued to promote the financing of fourth generation road concessions (concesiones de cuarta generación), and establishes that commercial banks can lend to a single borrower who is pursuing a fourth generation concession, a sum up to 25% of our Tier 1 Capital (Patrimonio Técnico).

Fourth generation concessions is a governmental program issued under the current administration of President Santos, through which the government plans to execute the construction of road infrastructure projects in association with private entities.

At December 31, 2014, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on an unconsolidated basis was Ps 1,214.7 billion for unsecured loans and Ps 3,036.8 billion for secured loans. Banco de Occidente’s lending limit per borrower on an unconsolidated basis was Ps 325.6 billion for unsecured loans and Ps 814.1 billion for secured loans. Banco AV Villas’ lending limit per borrower on an unconsolidated basis was Ps 95.6 billion for unsecured loans and Ps 238.9 billion for secured loans. Banco Popular’s lending limit per borrower on an unconsolidated basis was Ps 187.8 billion for unsecured loans and Ps 469.4 billion for secured loans.

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

Foreign Currency Loans

Colombian residents may only obtain foreign currency loans from foreign entities or, in certain cases, foreign individuals that obtain a code from the Colombian Central Bank. Such code may be requested from the foreign exchange intermediary by the resident that wishes to obtain a loan from foreign entities or foreign individuals. Foreign currency loans must be either channeled through foreign exchange intermediaries (such as Colombian financial institutions) or deposited in offshore compensation accounts (i.e., specially designated accounts at foreign banks held by Colombian residents and registered before the Colombian Central Bank).

Under regulations issued by the Colombian Central Bank, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Colombian Central Bank non-interest—bearing deposits for a specified term; however the percentage of the required deposit is currently zero. No such deposits would be required for foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans (provided the loan is disbursed against the funds of Banco de Comercio Exterior—Bancoldex).

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

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (approximately U.S.$5,932) or more must be effected through the Colombian Stock Exchange. At December 31, 2014, one UVR equaled Ps 215.03 and 66,000 UVRs equal Ps 14,192,198.

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

During the liquidation process bank deposits and other types of saving instruments will be excluded from the liquidation process and, claims of creditors, as a general rule, rank as follows: (i) the first class of credits includes the court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax authorities’ credits regarding national and local taxes; (ii) the second class of credits comprises the credits secured by a security interest on movable assets; (iii) the third class of credits includes the credits secured by real estate collateral, such as mortgages; (iv) the fourth class of credits contains some other credits of the tax authorities against the debtor that are not included in the first class of credits and credits of suppliers of raw materials and input to the debtor; and (v) finally, the fifth class of credits includes all other credits without any priority or privilege; provided however, that among credits of the fifth class, subordinated credits shall be ranked junior to the external liabilities (pasivos externos) senior only to capital stock. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to completing full distribution in the prior category.

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

Pension Fund Solvency Measures

On July 19, 2012, Decree 1548 of 2012 which amends Decree 2555 of 2010, introduces a new measure of solvency for pension fund administrators, which sets technical capital (patrimonio técnico) at a total of 9% of exposure to operational risk. “Exposure to operational risk” is defined as the product of multiplying 100/9 by the sum of:

•	16% of fee income from mandatory pension funds;

•	16% of fee income from severance funds;

•	0% of fee income from voluntary pension funds; and

•	1/48 of all other funds managed by pension fund administrators.

Furthermore, Decree 1895 of September 11, 2012 includes 13% of the fee income from the administration of funds belonging to FONPET to the sum that must be multiplied by 100/9 to determine a pension fund administrator’s “Exposure to operational risk.”

We expect the changes introduced by Decree 1548 of 2012 and Decree 1895 of 2012 to permit the release of approximately Ps 100 billion of capital of Porvenir, which pursuant to Decree 1548 of 2012 must be offset by Porvenir’s stabilization reserves (the stabilization reserve is equivalent to 1.00% of the funds it manages).

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

Data Protection Law

On October 17, 2012, Law 1581 of 2012 introduced a new data protection regime that applies to any person that administers databases in Colombia, and this Law was regulated on June 27, 2013 by Decree 1377 of 2013 and Decree 886 of 2014. Although it does not apply in its entirety to financial institutions, it provides a set of principles (legality, freedom, truth or quality, transparency, access, confidentiality, etc.) that apply to us in the administration of our databases. Additionally, there is a general prohibition of transferring personal data to other countries that do not provide adequate levels of data protection according to the standards set by the Superintendency of Industry and Commerce. This prohibition does not apply to transfers of data that are inherent to banking and securities activities under the applicable law.

Regulation on Liens Over Movable Assets

On August 20, 2013, the Colombian Congress enacted Law 1676 with the purpose of increasing the public access to credit by providing a new regulation on liens over movable assets. Law 1676 introduced substantial modifications to Colombian regulation on liens over movable assets, including: (a) the creation of a single unified lien public registry, (b) the ability for creditors to directly foreclose on the secured assets for a value determined in an appraisal conducted by an independent expert appointed by the Superintendency of Companies, (c) the ability for creditors to enforce the security upon insolvency of the debtor, provided that the movable assets are not essential for the continuing of business of the insolvent debtor, and (d) an upgrade of priority upon liquidation.

Regulation on Payroll Loans

On April 27, 2012, the Colombian Congress enacted Law 1527, as amended by Law 1607 of 2012, which consolidated the then existing regulatory framework on payroll deduction loans. Under Law 1527, payroll loans are secured by an irrevocable order or authorization from the clients to their respective employers or to the entity that pays their salary or other financial benefits arising from their employment to directly pay the loan. As opposed to the prior regulatory regime, employers may currently freely determine the financial institution granting the relevant financial product or service. Likewise, Law 1527 provides that the employer is jointly and severally liable for the employee’s payment obligation.

2012 Tax Reform

On December 26, 2012, the Colombian Congress enacted Law 1607, introducing a series of reforms to the Colombian tax system, which came into effect in 2013. Law 1607 created a new income tax, denominated income tax for equality, or “CREE,” levied on the fiscal year’s gross revenues (excluding windfall amounts) less returns, rebates, and discounts; certain types of income; costs; certain deductions; and income exempt under the Andean Pact. The CREE tax rate was at 9% for the years 2013, 2014 and 2015, after which, the rate will fall to 8%. The CREE tax was levied on Colombian corporations and legal entities that have the obligation to file an income tax return in Colombia, such as us and our subsidiaries, as well as on foreign entities that have the obligation to file an income tax return in Colombia. Additionally, Law 1607 reduced the general income tax rate from 33% to 25% for companies incorporated in Colombia and for the domestic source income earned by their branches and permanent establishments in Colombia.

Law 1607 also generally established tax-free treatment of corporate reorganizations providing for cash and in-kind capital contributions when they are made in exchange for shares or interests in Colombian corporations provided that they comply with the requirements set forth in the applicable regulations and that the shareholders and the company receiving the contribution state their intention that no tax be levied on the transaction on the terms and conditions set forth in Law 1607 in the relevant contribution documentation. Law 1607 also established tax rules for the transfer of assets located in Colombia, as a result of a merger or a spin-off process involving foreign entities, providing that this type of transaction is considered a disposition for tax purposes, subject to income tax or to capital gains tax, as the case may be. However, this rule may not apply when the value of the assets located in Colombia does not represent more than 20% of the total value of the assets held by the group to which the foreign entities belong, in accordance with the consolidated financial statements of the parent company.

Law 1607 further established rules concerning the tax basis of assets and capital stock and amended prior rules to determine when dividends or share participations are not subject to tax, and also provided for a transition to IFRS. It also introduced a series of changes to the VAT rates, which positively affect our business and the business of our subsidiaries, by lowering the VAT rate from 16% to 0% on the purchase and sale of foreign currency as well as on financial derivatives and has a less favorable effect by establishing a 16% VAT rate for leasing agreements, compared to the 10% rate in force before the reform, generating higher costs for these operations.

Other reforms concerning financial institutions included the introduction of amendments to taxes on foreign capital investment portfolio income. Law 1607 also provided that indebtedness obtained abroad by financial cooperatives, commercial finance companies, as well as certain government-owned finance agencies such as Bancoldex, Finagro and Findeter, does not generate income for Colombian tax purposes and is not deemed to be held in Colombia, as was already the case for banks and financial corporations. Furthermore, this law set forth that the returns generated by the stabilization reserve maintained by pension fund managers would be exempted from income tax, with a positive impact for Porvenir, taking into account that the stabilization reserve is equivalent to 1.00% of the funds it manages.

Finally, some rules designed for individual taxpayers, for example, the imposition of more burdensome conditions for obtaining tax deductions for contributions made to the voluntary pension funds and to the savings accounts for the promotion of construction, may also have a significant effect on the business of financial institutions. See “Item 3. Key information—A. Selected financial and operating data—Risk factors—Risks relating to Colombia and other countries in which we operate—New or higher taxes resulting from changes in tax regulations or the interpretation thereof could adversely affect our results of operations and financial condition.”

2014 Tax Reform

On December 23, 2014, the Congress of Colombia enacted Law No. 1739, which added a new net worth tax on the wealth of corporate entities, or the “Wealth Tax”, and an extra charge on the CREE. The Wealth Tax is legally different from the Equity Tax added in Law No. 1370, which was set to expire at the end of 2014 as mentioned above. Law No. 1379 introduced modifications to various aspects of tax regulation in Colombia and introduced, among other things, the following regulations:

•
A Wealth Tax (Impuesto a la Riqueza) calculated over the net assets under accounting fiscal basis. During 2015, 2016 and 2017 in the case of companies resident in Colombia and 2015, 2016, 2017 and 2018 in the case of Colombian individuals,  this Impuesto a la Riqueza, or Wealth Tax, will be calculated over net equity as determined on January 1 of each of the respective years (subject to certain exclusions such as equity investments) according to tax accounting bases computed in accordance with the following rates:

Rates for companies are as follows (Pesos)
Net Equity		Applicable Rate
Over	Not Over	2015	2016	2017
>0	< 2,000,000,000	0.20%	0.15%	0.05%
>= 2,000,000,000	< 3,000,000,000	0.35%	0.25%	0.10%
>= 3,000,000,000	< 5,000,000,000	0.75%	0.50%	0.20%
>= 5,000,000,000	and above	1.15%	1.00%	0.40%

Rates for individuals are as follows (Pesos)
Net Equity		Applicable Rate
Over	Not Over	(2015 through 2018)
>0	< 2,000,000,000	0.125%
>= 2,000,000,000	< 3,000,000,000	0.35%
>= 3,000,000,000	< 5,000,000,000	0.75%
>= 5,000,000,000	and above	1.50%

If the net fiscal assets in 2016, 2017 and 2018 are greater than the net fiscal assets as of January 1, 2015, the taxable basis will be the lesser of the net fiscal assets as of January 1, 2015 (adjusted upwards by 25% of the inflationary index for the prior year) and the net fiscal assets as of January 1 of the respective taxable year.

If the net fiscal assets in any year, beginning in 2016, are lower than the net fiscal assets as of January 1, 2015, the taxable basis will be the greater of the net fiscal assets as of January 1, 2015 (adjusted downwards by 25% of the inflationary index for the prior year) and the net fiscal assets as of January 1 of the respective taxable year.

For accounting purposes in Colombia, this new tax obligation can be recorded against retained earnings instead of net income for the respective year. Accordingly, Grupo Aval has recorded this tax obligation against retained earnings.

•
Income Tax. Until December 31, 2014, companies in Colombia had to pay an income tax of 25%, and an additional 9% tax called the income tax for equality, or CREE, for a total income tax of 34%. This CREE tax has been modified by Law No. 1739 to include the following annual surcharges:

Rates for companies are as follows (Pesos)
Net Equity		Applicable Rate
Over	Not Over	2015	2016	2017	2018
>0	< 8,000,000,000	0%	0%	0%	0%
>= 8,000,000,000	and above	5%	6%	8%	9%

As a result of the foregoing and subject to certain deduction, the CREE tax will be increased to a total of 14% for 2015, 15% for 2016, 17% for 2017 and 18% for 2018.

Regulatory Framework for Non-Financial Subsidiaries

All of our Colombian subsidiaries listed in note 1 to our annual audited consolidated financial statements that are not part of the financial sector are governed by the laws and regulations of the Colombian Civil Code and the Colombian Code of Commerce, as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to corporations, and the commercial and industrial activities carried out by these subsidiaries.

Panamanian Regulation

BAC International Bank, Inc. operates as a full service bank in Panamá with a general license to offer banking services to residents of Panamá and abroad.

The Panamanian financial system is regulated by the Superintendency of Banks of Panamá (Superintendencia de Bancos de Panamá), or “SBP,” which is in charge of regulating and overseeing all areas of banking, including solvency, liquidity, credit limits, risk management, financial reporting, accounting standards and anti-money laundering policies.

The SBP requires Panamanian banks to maintain certain minimum capital ratios. Banks’ capital adequacy ratios must be held at a minimum of 8%, measured as a percentage of adjusted capital to risk-weighted assets. The SBP also requires the establishment of a regulatory reserve at a minimum of 1.5% and maximum of 2.5% of total non-qualified risk weighted credit risk exposures. The SBP also limits banks’ concentration risk within a particular economic interest group and for related parties, to 25% of its regulatory capital.

Additionally, the ratio of assets to local deposits and the liquidity ratio are limited to 85% and 30%, respectively.

The SBP could perform one audit per year, requires consolidated financial statements and capital adequacy reports on a quarterly basis, reviews financial statements on a semi-annual basis and audits financial statements annually within 90 days of the fiscal year end close.

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

The offshore operations of Grupo BAC-Credomatic Guatemala are also regulated by the Superintendency of Banks of Guatemala as well as the banking authority of Panamá. BAC Bank Inc. is an offshore subsidiary of BAC-Credomatic Guatemala, it is domiciled in Panamá and is regulated by the Superintendency of Banks of Panamá. Furthermore, the recently acquired Transcom Bank (Barbados) Limited is also subject to the regulations of the Central Bank of Barbados.

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

Costa Rican banks are required to maintain certain minimum ratios: banks’ capital adequacy ratios—”C.A.R.”—(measured as a percentage of adjusted capital to risk-weighted assets) must be held at a minimum of 10% for them to be qualified as “Normal;” however, the “Normality” qualification is subdivided into three levels: (i) ”Normality 1” requires a C.A.R. of at least 14%; (ii) “Normality 2” requires a C.A.R. of between 12% and 14%; and (iii) “Normality 3” requires a C.A.R. of 10% to 12%. Moreover, the bank’s average rating score must be held at a total score of at least 1.75. The average rating score is calculated using the CAMELS score for quantitative rating and, a “qualitative rating” based on the examination and evaluation of certain aspects of the bank’s management. The CAMELS score is measured based on capital adequacy, asset quality, management quality, earnings, liquidity, and sensitivity to market risk and represents 80% of the total score, correspondingly, the qualitative rating takes into account an assessment of the bank’s planning, policies and procedures, human resources administration, control systems, management information systems and information technology, and it represents 20% of the total score. Exchange rate risk is also regulated, and is limited to 10% of the bank’s net position in foreign currency. Additionally, concentration risk within a particular economic interest group and for related parties is each limited to 20%.

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

El Salvadorian Regulation

Banco de America Central S.A. (El Salvador) is regulated by El Salvador Central Bank (Banco Central de Reserva de El Salvador) and the Financial System Superintendency of El Salvador (Superintendencia del Sistema Financiero). Their areas of oversight include capital adequacy, liquidity, related party transactions, external auditors, risk management, financial information disclosure, investments, accounting standards and anti-money laundering. Salvadorian banks are required to maintain certain minimum ratios. Capital adequacy ratios must be held to a minimum of 12%, measured as a percentage of adjusted capital to the sum of the weighted assets, net of depreciation, reserves, and write-off provisions. Concentration risk is also limited by the superintendency within a particular economic interest group and for transactions with related parties to 25% of the Bank’s Equity Fund (Fondo Patrimonial) and 5% of Bank’s paid-in capital plus its capital reserves (Capital Pagado más Reservas de Capital), respectively. Additionally, the local superintendency performs periodic audits across multiple areas of the bank and requires an average of 17 periodic reports to be submitted on a weekly, monthly and/or quarterly basis.

Banco de America Central, S.A. as an issuer of debt securities and Inversiones Bursátiles Credomatic, S.A. de C.V., Casa de Corredores de Bolsa as a securities broker, are also subject to the regulations of securities’ market, via the Financial System Superintendency of El Salvador and El Salvador Central Bank.

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

Service of process and enforcement of judgments

Grupo Aval is incorporated under the laws of Colombia. All of our directors and officers reside outside the United States. Substantially all of our assets are located outside the United States, primarily in Colombia. As a result, it may not be possible, or it may be difficult, for you to effect service of process upon us or these other persons within the United States or to obtain recognition and enforcement of judgments obtained in U.S. courts against us or them, including those predicated upon the civil liability provisions of the U.S. federal securities laws or otherwise.

The Colombian Supreme Court will determine whether to recognize a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian law as “exequatur.” Enforcement of U.S. judgments may require a separate court procedure in Colombia.

The Colombian Supreme Court will recognize a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements of Articles 693, 694 and 695 of Colombia’s Code of Civil Procedure (and following the entry into force of Law 1,564 of 2012 (Código General del Proceso), of Articles 605, 606 and 607 of such law), provided that the all parties affected by the judgment were summoned in the exequatur proceedings in accordance with applicable rules. The Code of Civil Procedure and Law 1,564 of 2012 provide that the foreign judgment will be recognized if:

•
a treaty or convention exists between Colombia and the country where the judgment was granted relating to the recognition and enforcement of foreign judgments or, in the absence of such treaty or convention, there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;

•	the foreign judgment does not refer to “in rem” rights vested in assets that were located in Colombia at the time the suit was filed in the foreign court which issued the judgment;

•
the foreign judgment does not contravene or conflict with Colombian laws relating to public order (i.e. provision considered to be international public policy) other than those governing judicial procedures;

•
the foreign judgment, is final and not subject to appeal in accordance with the laws of the country in which it was obtained. The copy of the judgment provided to the Colombian Supreme Court must be authenticated and legalized by a Colombian Consul and translated into Spanish by an authorized translator, duly registered at the Ministry of Foreign Affairs;

•	the foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;

•
no proceedings are pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties;

•
in the proceedings commenced in the foreign court that issued the judgment, the defendant was served properly in accordance with the applicable laws in such jurisdiction, and was given a reasonable opportunity to defend itself against the action; and

•	the Colombian Supreme Court has granted exequatur upon the foreign judgment.

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

We have appointed Banco de Bogotá S.A., New York Agency as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction in the Borough of Manhattan in New York, New York, arising out of or based upon the ADSs or the underwriting agreement related to the ADSs.

Notwithstanding the foregoing, we cannot assure you that a Colombian court would recognize or enforce a U.S. based judgment with respect to the preferred shares or ADSs based on U.S. securities laws. We have been advised by our Colombian counsel that there is no legal basis for a Colombian court to exert jurisdiction over original actions to be brought against us or our directors and executive officers predicated solely upon the provisions of the U.S. securities laws. In addition, certain remedies available under provisions of the U.S. securities laws may not be admitted or enforced by Colombian courts.

Grupo Aval’s articles of incorporation and by-laws contain an arbitration clause that provides for the exclusive jurisdiction of an arbitral tribunal to be seated in Bogotá, D.C., Colombia. The arbitration provision provides that any conflict arising among shareholders, or between shareholders and Grupo Aval in connection with the by-laws, must be resolved by an arbitral tribunal.

C.	Organizational structure

Our operations

We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), a pension and severance fund manager (Porvenir), our merchant bank (Corficolombiana) and our Central American banking group, BAC Credomatic. On April 18, 2013, we acquired Horizonte, another pension and severance fund manager. On December 31, 2013, we completed the merger by absorption of Horizonte into Porvenir. The merger of Horizonte into Porvenir positions us as the market leader in mandatory pension funds management and severance funds management. In December 2013, we completed the acquisitions of BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Financiero Reformador de Guatemala. For more information on our organizational structure, please see the chart presented in “Item 4. Information on the Company—B. Business overview—Our operations”.

D.	Property, plants and equipment

Properties

Grupo Aval does not directly own any properties at December 31, 2014. We have listed below the property holdings of each of our banking subsidiaries, Porvenir, Corficolombiana and BAC Credomatic at December 31, 2014.

			Value of properties
	Number of properties	Book value	Reappraisal	Total
	(Ps billions)
Banco de Bogotá	451	193.0	673.1	866.1
Banco de Occidente	172	96.9	311.2	408.1
Banco Popular	212	115.2	364.0	479.2
Banco AV Villas	132	66.8	208.0	274.8
Corficolombiana	90	3.8	29.6	33.4
Porvenir	141	76.8	44.1	120.9
BAC Credomatic (1)	136	268.8	244.7	513.5
Total	1,334	821.4	1,874.6	2,696.0

(1)	Includes Grupo Financiero Reformador and Banco BAC de Panamá (now merged into BAC International Bank, Inc).

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, and the related notes thereto, and with the other financial information included in this annual report. The preparation of the financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors” and other factors discussed in this annual report. Our audited consolidated financial statements at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 included in this annual report have been prepared in accordance with Colombian Banking GAAP.

Principal factors affecting our financial condition and results of operations

Colombian Economic Conditions

The Colombian economy has expanded in recent years, driven by strong growth in areas including capital investment, domestic consumption and exports. Colombian GDP grew at a CAGR of 4.8% in the five-year period up to the fourth quarter of 2014. Our operations are concentrated in Colombia, such that our results are linked to the country’s economic performance. Following the global financial crisis, GDP growth reached a peak of 6.6% in 2011, but business and consumer confidence deteriorated moderately due to global concerns related to the European debt crisis and GDP growth slowed down to 4.0% in 2012.

For 2013, the Colombian Central Bank’s GDP growth forecast initially was in a range of 2.5% to 4.5%, with 4.0% growth as the most likely scenario. With annual inflation rate dropping to 1.83% by February 2013, below the target range of 2.0% to 4.0% and the lowest since 1955, the Central Bank cut its policy rate by 50 basis points to 3.25% in March 2013, completing 100 basis points since December 2012 when the policy rate was 4.25%. In April 2013, the Central Bank revised its 2013 GDP growth forecast upwards to a range of 3.0% to 5.0% with 4.3% growth as the most likely scenario, while inflation began to pick up gradually. However, during the summer of 2013, the U.S. Federal Reserve signaled its intention to gradually scale back its asset purchases (quantitative easing) by the end of the year, which resulted in a significant tightening of global financial conditions; this situation weakened the short-term economic outlook, especially for developing economies. At the same time, the Colombian economy was affected by a major nationwide strike, led by farmers, truckers and miners, which lasted one month. In July 2013, the Central Bank again revised its 2013 GDP growth forecast downwards to a range of 3.0% to 4.5%, with 4.0% growth as the most likely scenario. Nonetheless, the recovery of the local economy was already well underway, led by consumer spending and construction. The economy expanded 4.9% in 2013, exceeding the Central Bank’s central forecast.

The economy continued strengthening throughout the first half of 2014, with annual growth accelerating to 5.5% compared to the first half of 2013. As a result, the Central Bank’s GDP growth forecast for that year was revised upwards from a range of 3.3% to 5.3%, with 4.3% growth as the most likely scenario, to a range of 4.2% to 5.8%, with 5.0% growth as the most likely scenario. However, growth expectations for the second half of the year and for 2015 deteriorated due to the sharp decline in oil prices since August 2014. Oil accounts for more than half of Colombian exports, therefore the economy is likely to experience a large negative terms-of-trade shock in the following quarters. GDP grew 4.2% in the third quarter of 2014 as compared to the third quarter of 2013. Consequently, the Central Bank decided to revise its 2014 GDP growth forecast downwards in January 2015 to a range of 4.5% to 5%, with 4.8% growth as the most likely scenario, which ended up being slightly higher than the official final growth figure of 4.6%. For 2015, the Central Bank is expecting the economy to expand between 2% and 4%, with 3.6% growth as the most likely scenario.

Clients of our banking subsidiaries include companies of the oil sector such as producers, pipeline operators and suppliers. Even though oil sector companies represent a minor portion of our overall loan portfolio, substantial or extended declines in international oil prices may cause a deterioration in the delinquency ratios of the loans granted to some of these clients.

The Colombian government publicly announced that a new tax reform may be required in 2015, on top of the one approved in December 2014, in order to obtain additional funds and close potential deficits, especially considering the more challenging medium-term outlook for the oil sector. This eventual new tax reform may result in higher levels of taxation that can significantly affect our results of operations or financial condition.

Labor Markets

During the twelve months ended December 31, 2014, the Colombian unemployment rate decreased to an annual average of 9.1% from 9.6% at December 31, 2013, according to DANE. This was the lowest rate recorded for a calendar year since the publication of employment statistics in 2001. The participation rate (i.e., economically active population divided by working age population), a measure of labor supply, remained unchanged at an annual average of 65% at December 31, 2014, compared to the same period ended in December 31, 2013; while the employment rate (i.e., employed population divided by working age population), a measure of labor demand, rose to historic highs, increasing to an annual average of 58.4% at December 31, 2014 from 58% at December 31, 2013. The high and stable employment rate is derived primarily from increased employment in the trade, construction, services and manufacturing sectors, while formal employment has recently increased substantially due to the reduction of labor costs enacted in the 2012 tax reform.

Interest Rates

Since the implementation of an inflation-targeting regime in 1999, the Colombian Central Bank has reduced its overnight lending rate from 26.0% in 1999 to 6.0% at the end of 2005, and to 3.0% at the end of 2010. It increased moderately to 4.75% at December 31, 2011 and to 5.25% at June 30, 2012, and decreased again to 4.25% at December 31, 2012 and 3.25% at December 31, 2013. Most recently, the Central Bank increased it to 4.5% from April 2014 to August 2014, and it remained unchanged throughout the rest of 2014.

A significant portion of our banking subsidiaries’ assets are linked to the DTF rate; accordingly, changes in the DTF rate affect our banking subsidiaries’ net interest income. As the economy recovered and the output gap began to close, the Colombian Central Bank increased its interest rate throughout 2011, starting in February of that year, and through to the first quarter of 2012. As the economy began to slow down more than expected, due to the intensification of the economic crisis in Europe during 2012, the Colombian Central Bank decreased the interest rate by 100 basis points during the second half of that year, lowering it to 4.25% at December 31, 2012. Additional cuts of 100 basis points took place during 2013, bringing the policy rate to 3.25% at December 31, 2013. The policy rate has increased by 125 basis points since then, to 4.5% at August 29, 2014, as the rate of inflation increased during the first half of 2014 towards the Central Bank’s 3% target, and as the recovery of economic activity consolidated. It has remained unchanged at 4.50% since then, as inflation continued to accelerate while the economic outlook for 2015 deteriorated due to the collapse in oil prices. The average DTF rate was 4.21% during 2011, 5.35% during 2012, 4.24% during 2013 and 4.07% during 2014. It is expected that in 2015, the average DTF rate will be somewhat higher to the 2014 average, as monetary policy is expected to remain unchanged through most of the year, although some moderate easing cannot be ruled out in the second half of 2015.

Inflation

Lower interest rates and stable inflation generally lead to increased consumer confidence and increased consumer demand for credit. Colombian Central Bank independence, and the adoption of an inflation-targeting regime and a free-floating fees since in 1999, have contributed to declining inflation rates and increased price stability in Colombia. The inflation rate increased to 3.2% in 2010 and to 3.7% in 2011, both within the Colombian Central Bank’s target band of 2.0% to 4.0%, before falling to 2.4% for 2012 and to 1.9% for 2013, the lowest annual rate since 1954, mainly due to the effects of a series of regulatory and supply shocks during the preceding 12 months. Inflation accelerated to 3.66% at December 31, 2014 as the effects of these shocks waned, coupled with stronger domestic demand throughout the first three quarters of 2014, and as the local currency depreciated substantially in the fourth quarter due to the large decline in oil prices. However, although the Colombian Central Bank estimates that inflation may stay in the upper bound of its target range during most of 2015, it has stated that most of the upward corrections were widely anticipated and that the effects of currency depreciation are expected to be temporary, while the slowdown of economic activity should help bring down inflation near the 3% target rate by the end of the year. The Colombian Central Bank’s preemptive approach with respect to monetary policy has resulted in a decrease in inflation expectations, which currently are within its long-term inflation target.

Credit Volumes

Credit volumes in Colombia have grown since 2005, mainly driven by the above-mentioned factors, including lower inflation rates, decreasing interest rates and consistent economic growth. In 2010, the pace of bank credit volume growth gradually increased, along with a moderate recovery of economic activity and fueled by historic low interest rates. At December 31, 2010, year-over-year bank credit volume growth was 14.6% (including credit volume growth of five financing companies that merged with commercial banks during the previous 12 months, as reported by the Superintendency of Finance), while at December 31, 2011 growth was 22.1% (including three financing companies and one cooperative bank that converted to commercial banks during the previous 12 months, as reported by the Superintendency of Finance) and 20.5% when adjusted to include securitized mortgage loan data, as reported by Titularizadora Colombiana S.A. At December 31, 2012, bank credit volume growth was 15.6% and 14.9% when adjusted for securitized mortgage loan data, as reported by Titularizadora Colombiana S.A. At December 31, 2013, bank credit volume growth was 13.8% and 12.8% when adjusted for securitized mortgage loan data, as reported by Titularizadora Colombiana S.A. At December 31, 2014, bank credit volume growth was 15.5% and 15.2% when adjusted for securitized mortgage loan data. We believe that Colombia offers significant opportunities to expand our business due to the country’s strong economic fundamentals and low penetration rates of domestic credit to the private sector as a percentage of GDP for banking and other financial services and products in 2013 of 50.2% as compared to 70.7% for Brazil, 105.9% for Chile and 31.4% for Peru, as reported in the World Bank Development Indicators.

At December 31, 2012, Colombia’s bank loans-to-GDP ratio was 34.8%. At December 31, 2013, that ratio was 37.3% and at December 31, 2014 it was 37.9%. See “Item 4. Information on the Company—B. Business Overview—Industry—Colombia—Credit volumes.”

Reserve Requirements

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

Tax Policies

Changes in Colombian tax policies can significantly affect our results of operations. Given the moderate scope for countercyclical fiscal policy during the global economic downturn, the consolidated public sector deficit expanded to 3.3% of GDP in 2010, and the deficit of the Colombian government expanded to 3.9% of GDP in 2010.

The Colombian government initially expected that the final fiscal deficit figures for 2011 would remain high, partly due to the relief and reconstruction efforts following the worst floods to hit the country in recent history, and that the figures would start falling in 2012. In spite of these predictions, the final figures for 2011 were far better than expected, with the consolidated public sector deficit shrinking to 2.0% of GDP and the Colombian government’s deficit also shrinking to 2.8% of GDP. In 2012, fiscal figures continued to improve, with the balance of the consolidated public sector posting a surplus of 0.3% of GDP, while the government deficit decreased to 2.3% of GDP. In 2013, the government adopted a countercyclical fiscal policy in response to the economic slowdown that began in 2012, leading to a moderate deterioration of its fiscal accounts, with the balance of the consolidated public sector posting a deficit of 0.9% of GDP, while the government deficit expanded to 2.4% of GDP, after accounting for the tax reform that was enacted in December 2012, or Law 1607, which had a relatively neutral fiscal effect on that year’s budget. For 2014, the Colombian government estimated a consolidated public sector deficit of 1.6% of GDP and a government deficit of 2.4% of GDP, while for 2015 the government deficit is expected to widen to 2.8% of GDP due to a decline in oil-related revenues and a slowdown in economic activity.

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

On December 30, 2009, the Congress of Colombia enacted Law No. 1370, which added a net worth tax on the wealth of corporate entities, or the “Equity Tax”. The Equity Tax accrued on January 1, 2011 amounted to Ps 783.4 billion payable in eight equal installments through 2014. Grupo Aval paid the last installment of this Equity Tax in September 2014, therefore, as of December 31, 2014, there was no remaining consolidated liability associated with the Equity Tax enacted in 2009.

On December 23, 2014, the Congress of Colombia enacted Law No. 1739, which added a new net worth tax on the wealth of corporate entities, or the “Wealth Tax”, and an extra charge on the income tax for equality, or “CREE”. The Wealth Tax is legally different from the Equity Tax added in Law No. 1370, which was set to expire at the end of 2014 as mentioned above. Law No. 1379 introduced modifications to various aspects of tax regulation in Colombia and introduced, among other things, the following regulations:

•
A Wealth Tax (Impuesto a la Riqueza) calculated over the net assets under accounting fiscal basis. During 2015, 2016 and 2017 in the case of companies and 2015, 2016, 2017 and 2018 in the case of individuals,  this Impuesto a la Riqueza, or Wealth Tax, will be calculated over net equity as determined on January 1 of each of the respective years (subject to certain exclusions such as equity investments) according to tax accounting bases computed in accordance with the following rates:

Rates for companies are as follows (Pesos)
Net Equity		Applicable Rate
Over	Not Over	2015	2016	2017
>0	< 2,000,000,000	0.20%	0.15%	0.05%
>= 2,000,000,000	< 3,000,000,000	0.35%	0.25%	0.10%
>= 3,000,000,000	< 5,000,000,000	0.75%	0.50%	0.20%
>= 5,000,000,000	and above	1.15%	1.00%	0.40%

Rates for individuals are as follows (Pesos)
Net Equity	Applicable Rate
Over	Not Over	(2015 through 2018)
>0	< 2,000,000,000	0.125%
>= 2,000,000,000	< 3,000,000,000	0.35%
>= 3,000,000,000	< 5,000,000,000	0.75%
>= 5,000,000,000	and above	1.50%

If the net fiscal assets in 2016, 2017 and 2018 are greater than the net fiscal assets as of January 1, 2015, the taxable basis will be the lesser of net fiscal assets as of January 1, 2015 (adjusted upwards by 25% of the inflationary index for the prior year) and net fiscal assets as of January 1 of the respective taxable year.

If the net fiscal assets in any year, beginning on 2016, are lower than the net fiscal assets as of January 1, 2015, the taxable basis will be the greater of net fiscal assets as of January 1, 2015 (adjusted downwards by 25% of the inflationary index for the prior year) and net fiscal assets as of January 1 of the respective taxable year.

For accounting purposes in Colombia, this new tax obligation can be recorded against retained earnings instead of net income for the respective year. Accordingly, Grupo Aval has recorded this tax obligation against retained earnings.

•
Income Tax. Until December 31, 2014, companies in Colombia had to pay an income tax of 25%, and an additional tax named income tax for equality, or CREE, of 9% for a total income tax of 34%. This CREE tax has been modified by Law No. 1739 to include the following annual surcharges:

Rates for companies are as follows (Pesos)
Net Equity		Applicable Rate
Over	Not Over	2015	2016	2017	2018
>0	< 8,000,000,000	0%	0%	0%	0%
>= 8,000,000,000	and above	5%	6%	8%	9%

As a result of the foregoing and subject to certain deduction, the CREE tax will be increased to a total of 14% for 2015, 15% for 2016, 17% for 2017 and 18% for 2018.

Central American Economic Conditions

According to the IMF, for the year ended December 31, 2014, Central America posted an estimated combined GDP of U.S.$208.9 billion, ranking as the sixth largest economy in Latin America after Brazil (nominal GDP of U.S.$2,353 billion), Mexico (nominal GDP of U.S.$1,282.7 billion), Argentina (nominal GDP of U.S.$540.2 billion), Colombia (nominal GDP of U.S.$384.9 billion), and Chile (nominal GDP of U.S.$258 billion).

Because BAC’s and our other Central American businesses’ operations are concentrated in Central America, their results are linked to the region’s economic performance. According to the IMF, Central America’s GDP grew 4.0% in 2014, below the growth rate for Colombia of 4.6%, and is expected to grow at an annual average rate of 4.3% between 2015 and 2017, compared to Colombia’s expected average growth rate of 3.7% during the same period.

During the last several years, countries in Central America have increased their efforts to promote fiscal prudence and foreign investment. Countries such as Costa Rica, El Salvador, Guatemala and Nicaragua have signed agreements with the IMF under which their respective governments receive credit, subject to adopting fiscal discipline in their economic policies.

We believe that Central America offers a stable market that is expected to further converge toward an integrated economy as a result of the ongoing implementation of free trade agreements. The United States-Dominican Republic-Central America Free Trade Agreement, or “DR-CAFTA,” gradually eliminates barriers to trade and investment among Costa Rica, the Dominican Republic, El Salvador, Guatemala, Honduras, Nicaragua and the

United States. The agreement allows Central American countries access to markets in the United States and establishes common regulatory standards among these countries. DR-CAFTA covers most types of trade and commercial exchange between these countries and the United States.

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

Loan Loss Allowances and Provisions

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

Commercial and consumer loans are provisioned according to models developed by the Superintendency of Finance, which take into consideration the number of days the loans are past due. The allowance for these loans calculated in these models is determined by considering the “expected loss.” The expected loss for these loans is determined by multiplying the exposure to default of the loan by its “probability of default” (likelihood of a borrower defaulting on an obligation within the next 12 months) and its “loss given default” (an estimate of the amount the Bank would expect to lose in the event a borrower defaults). For purposes of calculating “loss given default,” loans collateralized are appraised by independent third parties. These appraisals may differ from the appraisals that would be calculated when the collateral finally would be recorded. Both the probability of default and the loss given default values are provided by the Superintendency of Finance depending on each category of credit risk and each type of loan. Furthermore, portfolios for which the Superintendency of Finance does not provide a standard model, specifically mortgage and microcredit loans, have a general allowance equal to 1.0% of the gross portfolio value in addition to specific provisions mandated according to the individual loans’ risk category.

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

Contingent Liabilities

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

Pension Plan

Under Decree 2984 of 2009, we are required to bring our non-contributory defined benefit pension plans from an underfunded to a funded status by 2029 according to the actuarial calculation, by crediting liabilities created for this specific purpose. By means of Resolution 1555 of July 30, 2010, the Superintendency of Finance replaced the mortality charts used to prepare the actuarial computation and determined that the effect of this change may be recognized gradually. At December 31, 2014, the underfunded level totaled Ps 370.0 billion (Banco de Bogotá amounted to Ps 121.5 billion, Banco de Occidente to Ps 3.4 billion and Banco Popular to Ps 245.1 billion). From that year on, the plans must be kept fully funded. Under Grupo Aval’s non-contributory defined benefit pension plan, benefits are based on length of service and level of compensation.

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

Recognition and Measurement of Financial Instruments at Fair Value

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

Impairment Evaluation of Investment Securities

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

Goodwill Recognized Upon Business Combinations

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

Recent Colombian Banking GAAP Pronouncements

In July 2009, the Colombian Congress approved Law 1314 of 2009. This law regulates the accounting, reporting and information assurance principles and standards that are generally accepted in Colombia and describes the procedure by which said principles and standards are to be issued by the oversight authorities. This law is expected to adapt the current generally accepted accounting principles in Colombia with IFRS. In accordance with the aforementioned law, on December 28, 2012, the Colombian government issued Decree 2784 pursuant to which these standards will have to be implemented by year 2015. According to Decree 2784 of 2012, these regulations are effective for annual and interim fiscal years beginning after December 31, 2014. Therefore, Colombian companies (i) had to prepare an opening balance sheet as of January 1, 2014, and (ii) will have to prepare consolidated financial statements in full compliance with IFRS accounting principles no later than December 31, 2015. Colombian authorities have proposed a schedule intended to determine the steps for implementing IFRS accounting principles in Colombia.

Currently, Grupo Aval, as a holding company, prepares its financial statements in accordance with Colombian Banking GAAP, which differs in certain significant respects from IFRS. Following the adoption of IFRS, our results of operations and financial position may differ significantly from previous amounts reported under Colombian Banking GAAP in our total shareholders’ equity and net income.

On December 27, 2013, the Ministry of Finance issued Decree 3023, which updated the technical regulatory framework for financial reporting to be applied in Colombia to implement IFRS standards issued by the IASB to December 31, 2012.

On November 11, 2014, the Ministry of Finance issued Decree 2267, Complementary to Decree 1851 of 2012, which exempted banks and certain other financial institutions from applying IAS 39 and IFRS 9 with respect to loan portfolios and their impairment, and classification and valuation of investment securities in the preparation of separate (unconsolidated) financial statements; as a result, for these assets, our financial subsidiaries in Colombia will continue applying current standards issued by the Superintendency of Finance. This exception will not be available in the preparation of our or our Colombian financial subsidiaries’ consolidated financial statements.

On December 9, 2014, the Superintendency of Finance issued Circular Externa 034, adjusting its instructions related to the classification, valuation and accounting of investment securities as a result of the exceptions introduced by Decree 2267 of November 11, 2014, described above. This Circular Externa includes, among other things, the following:

•
Financial institutions, when preparing their unconsolidated financial statements, will continue using the three category model for classification and valuation of securities: Negotiable, Held to Maturity and Available for Sale. In the case of investments Available for Sale, as from January 1, 2015, their classification, reclassification to other categories or sale, must be made in accordance with the business model established by each entity.

•
Investments in controlled companies are registered beginning on January 1, 2015 under the equity method and investments in associated companies and joint ventures shall be recorded in accordance with IAS 27 and IAS 28.

Compliance with Circular Externa 034 was originally applicable to financial institutions but was extended to also apply to the separate financial statements of issuers of securities that, such as in the case of Grupo Aval, comply with the double condition of (1) being subject to the exclusive oversight of the Superintendency of Finance and (2) are controlling companies of financial entities under supervision of the Superintendency of Finance.

On December 9, 2014, Superintendency of Finance issued Circular Externa 033, which modified the Charts of accounts for Financial Information (Catálogo Único de Información Financiera) of the financial companies in Colombia based on the Decree 2267 of November 11, 2014. The new chart of accounts must be applied by financial entities beginning on January 1, 2015.

On December 12, 2014, the Superintendency of Finance issued Circular Externa 036, providing instructions related to the treatment of differences generated between Colombian Banking GAAP and IFRS resulting from the first time adoption of IFRS, as follows:

•
if the differences resulting from the first time adoption of IFRS generate a net gain, recorded in stockholders’ equity, this net gain cannot be used to absorb losses, effect capitalization processes or distribution of profits. This balance can only be transferred to undistributed retained earnings when the underlying assets that they originated are disposed in transactions with non-related parties. Additionally, these differences cannot be considered for the purpose of calculating compliance with capital solvency regulations.

•
In the event that the application of IFRS for the first time generates negative net differences, such negative differences must be deducted in calculating the minimum regulatory capital required to operate financial institutions.

•
Exception for non-application, in the unconsolidated financial statements of IAS 39 and IFRS 9, of the classification and valuation of investments in entities such as Grupo Aval, which control financial institutions.

As a result of the above rules, Grupo Aval has preliminarily prepared a provisional unconsolidated and consolidated opening balance sheet as of January 1, 2014, which had to be submitted to the  Superintendency of Finance and which continues to be analyzed and modified. The opening balance sheet will be finalized when Grupo Aval prepares its first unconsolidated and consolidated financial statements under IFRS adopted in Colombia as of June 30, 2015 in accordance with its statutory financial statements.

Results of operations

Sources of income

We generate revenue through several sources. Our main source of income is the net interest income that our banking subsidiaries earn by taking deposits from customers at certain rates and lending them to customers at higher rates.

We also derive income from trading activities as follows: (1) interest and dividends from investments in fixed income and equity securities; (2) investment gains from fixed income, equity and derivative positions; and (3) the spread on derivatives transactions entered into by our banking subsidiaries to hedge market risk exposure.

In addition, we earn fee and commission income from the different banking and financial services our banking subsidiaries provide, including fiduciary activities, leasing services, payment and collection services, credit and debit cards, and insurance.

On December 9, 2010, we acquired BAC Credomatic, a Central American banking group. See “Item 4. Information on the Company—B. Business—Central American operations.”

LB Panamá’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects BAC Credomatic’s consolidated results since December 2010 (including Grupo Financiero Reformador and Banco BAC de Panamá (merged into BAC International Bank, Inc. on December 9, 2014) since December 2013). As of December 31, 2014, LB Panamá’s unconsolidated balance sheet carried goodwill of Ps 3,031.3 billion (U.S.$1,267 million) resulting from the direct acquisitions the company made of BAC Credomatic and Banco BAC de Panamá (merged into BAC International Bank, Inc.). LB Panamá’s unconsolidated balance sheet also includes Ps 2,527.2 billion (U.S.$1,056 million) of indebtedness, including Ps 646.0  billion (U.S.$270 million) incurred to fund a portion of our acquisition of BAC Credomatic and Ps 1,881.2 billion (U.S.$786 million) of additional indebtedness, of which Ps 589.3 billion (U.S.$246 million) is owed to Grupo Aval Limited and Ps 1,291.9 billion (U.S.$540 million) is owed to Deutsche Bank. As of December 31, 2014, LB Panamá had a fixed income portfolio of Ps 1,757.8 billion (U.S.$735 million) comprised mainly of investment grade bonds issued by Latin American sovereign and corporate issuers, acquired pursuant to Banco de Bogotá’s investment guidelines.

Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

The following tables present our consolidated results of operations for the year ended December 31, 2014, as compared to the year ended December 31, 2013, broken down among our four banking subsidiaries, adjusted to reflect our wholly owned finance subsidiaries and intercompany eliminations, and our contribution as the holding company.

Because the acquisitions of Grupo Financiero Reformador and BBVA Panamá took place during December 2013, the income statement for 2013 does not include the results from these businesses. The year ended December 31, 2014 is the first period that incorporates results for those businesses.

	For the year ended December 31, 2014
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval, its wholly owned finance subsidiaries and eliminations		Grupo Aval consolidated
	(in Ps billions)
Total interest income	7,123.3	3,005.1	1,585.3	929.8	(757.0	)1	11,886.5
Total interest expense	(2,661.3)	(842.5)	(505.5)	(231.5)	(87.6)		(4,328.4)
Net interest income	4,462.0	2,162.6	1,079.8	698.3	(844.7)		7,558.1
Total (provisions) /reversals, net	(987.6)	(367.8)	(69.1)	(113.7)	(0.0)		(1,538.2)
Total fees and other services income, net	2,594.1	258.5	143.5	172.5	(5.8)		3,162.8
Total other operating income	876.0	391.8	59.3	8.0	(209.8)		1,125.4
Total operating income	6,944.5	2,445.2	1,213.5	765.1	(1,060.3)		10,308.0
Total operating expenses	(4,232.8)	(1,113.0)	(710.4)	(487.6)	(34.3)		(6,578.2)
Net operating income	2,711.8	1,332.2	503.1	277.4	(1,094.6)		3,729.8
Total non-operating income (expense), net	172.1	28.0	48.0	12.9	2.1		263.1
Income before income tax expense and non-controlling interest	2,883.8	1,360.2	551.1	290.3	(1,092.5)		3,992.9
Income tax expense	(993.5)	(163.1)	(184.6)	(94.6)	(13.3)		(1,449.0)
Income before non-controlling interest	1,890.3	1,197.1	366.5	195.7	(1,105.7)		2,543.9
Non-controlling interest	(501.7)	(1.5)	(0.8)	(0.3)	(370.8)		(875.2)
Net income attributable to shareholders	1,388.6	1,195.5	365.7	195.4	(1,476.6)		1,668.7

(1)
Includes the elimination of Banco de Occidente´s gain on the reclassification of its stake in Corficolombiana (see “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Occidente”)

	For the year ended December 31, 2013
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval, its wholly owned finance subsidiaries and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	6,225.6	2,050.6	1,564.9	946.6	(4.4)	10,783.4
Total interest expense	(2,242.4)	(722.5)	(458.7)	(223.0)	(155.8)	(3,802.4)
Net interest income	3,983.2	1,328.1	1,106.2	723.6	(160.2)	6,981.0
Total provisions, net	(773.9)	(320.9)	(66.1)	(133.3)	–	(1,294.2)
Total fees and other services income, net	2,254.3	254.7	147.6	165.6	(7.8)	2,814.4
Total other operating income	1,036.7	320.8	44.0	6.0	(90.1)	1,317.4
Total operating income	6,500.3	1,582.7	1,231.7	761.8	(258.0)	9,818.5
Total operating expenses	(3,780.1)	(1,010.1)	(715.9)	(482.6)	(39.4)	(6,028.1)
Net operating income	2,720.2	572.6	515.8	279.2	(297.5)	3,790.4
Total non-operating income (expense), net	171.2	12.3	93.4	3.2	(43.9)	236.1
Income before income tax expense and non-controlling interest	2,891.4	584.8	609.2	282.5	(341.4)	4,026.6
Income tax expense	(944.9)	(155.5)	(210.6)	(96.4)	(7.4)	(1,414.7)
Income before non-controlling interest	1,946.5	429.4	398.6	186.1	(348.7)	2,611.9
Non-controlling interest	(546.5)	(1.2)	(2.3)	(0.0)	(461.3)	(1,011.4)
Net income attributable to shareholders	1,400.0	428.2	396.3	186.1	(810.1)	1,600.5

	Grupo Aval
	Change, December 2014 vs. December 2013
	(in Ps billions)%
Total interest income	1,103.1	10.2
Total interest expense	526.0	13.8
Net interest income	577.1	8.3
Total provisions (reversals), net	244.0	18.9
Total fees and other services income, net	348.4	12.4
Total other operating income	(192.0)	(14.6)
Total operating income	489.5	5.0
Total operating expenses	550.1	9.1
Net operating income	(60.6)	(1.6)
Total non-operating income (expense), net	27.0	11.4
Income before income tax expense and non-controlling interest	(33.7)	(0.8)
Income tax expense	34.3	2.4
Income before non-controlling interest	(68.0)	(2.6)
Non-controlling interest	(136.2)	(13.5)
Net income attributable to shareholders	68.2	4.3

“Grupo Aval, its wholly owned finance subsidiaries and eliminations” principally comprises the following:

•
interest expense, which primarily reflects the cost of the bonds we have issued both in the Colombian and in the international markets at the holding company level and our wholly owned foreign financial subsidiary, Grupo Aval Limited;

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

For further information, see “Segments Disclosure” described in note 30—iv. Summary of significant differences and required U.S. GAAP disclosures—(x). Summary of significant differences and required U.S. GAAP disclosures to our audited consolidated financial statements included in this prospectus.

Grupo Aval

Overview

Our net income attributable to shareholders for the year ended December 31, 2014, as compared to the year ended December 31, 2013, increased by 4.3%, or Ps 68.2 billion, to Ps 1,668.7 billion. The increase net income attributable to shareholders was driven by:

(i)     a Ps 577.1 billion increase in net interest income mainly due to a 17.3% increase in the average balance of total interest-earning assets, partially offset by a decrease in net interest margin from 6.2% to 5.8%, driven by a decreasing rate environment in Colombia which affected the average yield of our loan portfolio;

(ii)    an increase in total fees and other services income, net, of Ps 348.4 billion, or 12.4%, principally due to an increase in fees from commissions from banking services, credit card merchant fees, pension fund administration fees and fees from fiduciary activities;

(iii)   a decrease in non-controlling interest of Ps 136.2 billion, or 13.5%, primarily attributable to: (a) a decrease in net income from Corficolombiana, Banco de Bogotá and Banco Popular for the year ended December 31, 2014 as compared to the same period of 2013, and (b) an increase in Grupo Aval’s ownership in Banco de Bogotá (from 67.6% in December 31, 2013 to 68.7% on December 31, 2014) and in the direct and indirect ownership in Corficolombiana (from 40.9% in December 31, 2013 to 44.3% on December 31, 2014);

(iv)   and an increase in non-operating income of Ps 27.0 billion driven by higher income from the sale of property plant and equipment.

The results presented above were offset by:

(i)     an increase in total operating expenses of Ps 550.1 billion, or 9.1%, driven mainly by  a Ps 224.4 billion increase in administrative and other expenses, a Ps 202.1 billion increase in salaries and employee benefits, a Ps 54.8 billion increase in depreciation expense and a Ps 52.9 billion increase in goodwill amortization;

(ii)    an increase in total net provision expense of Ps 244.0 billion, or 18.9%, mainly due to higher provision expense from Banco de Bogotá and Banco de Occidente driven by (a) the increase in the average balance of total gross loans and financial leases in both banks and (b) a deterioration in in the delinquency ratios from both banks mainly associated with oil related companies;

(iii)   a decrease in total other operating income of Ps 192.0 billion principally due to (a) a Ps 111.1 billion decrease in income from the non-financial sector, which includes the net operating income result of non-financial companies consolidated by Banco de Bogotá (see “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Bogotá”); (b) a Ps 63.2 billion decrease in gains on sales of investments in equity securities, since the result in 2013 included gain derived from Corficolombiana’s sale of some of its equity investments; and (c) a Ps 23.4 billion decrease in income from net foreign exchange and derivative operations mainly driven by two non-recurring foreign exchange events that took place during the year ended December 31, 2014 resulting from a Ps 50.8 billion net loss at Grupo Aval Limited associated to the subscription of shares in Banco de Bogotá’s equity issuance during December 2013, which opened a U.S. dollar to Colombian peso position by acquiring the peso denominated shares U.S. dollar denominated liabilities, offset in part by a Ps 29.3 billion net gain resulting from the ADR issuance of Grupo Aval, which occurred between September and October of 2014, as the issuance was made in U.S. dollars and then converted into Colombian pesos;

(iv)   and finally an increase in income tax expense of Ps 34.3 billion, or 2.4%.

The following discussion describes the principal drivers of our consolidated results of operations for the years ended December 31, 2014 and 2013. Further detail is provided in the discussions of the results of operations for each of our banking subsidiaries, LB Panamá, Porvenir and Corficolombiana.

Net interest income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Interest income:
Interest on loans	9,674.8	8,606.0	1,068.8	12.4
Interest on investment securities	1,328.9	1,306.9	22.0	1.7
Interbank and overnight funds	196.3	190.1	6.2	3.2
Financial leases	686.4	680.4	6.1	0.9
Total interest income	11,886.5	10,783.4	1,103.1	10.2
Interest expense:
Checking accounts	(169.2)	(148.0)	21.2	14.3
Time deposits	(1,633.0)	(1,383.8)	249.2	18.0
Savings deposits	(1,284.3)	(1,093.0)	191.3	17.5
Total interest expense on deposits	(3,086.5)	(2,624.8)	461.7	17.6
Borrowings from banks and others	(398.8)	(395.6)	3.1	0.8
Interbank and overnight funds (expenses)	(184.9)	(160.8)	24.1	15.0
Long-term debt (bonds)	(658.2)	(621.1)	37.0	6.0
Total interest expense	(4,328.4)	(3,802.4)	526.0	13.8
Net interest income	7,558.1	6,981.0	577.1	8.3

Our net interest income increased by 8.3%, or Ps 577.1 billion, to Ps 7,558.1 billion for the year ended December 31, 2014, reflecting a Ps 1,103.1 billion, or 10.2%, increase in interest income partially offset by a Ps 526.0 billion, or 13.8%, increase in total interest expense.

Interest income on loans and financial leases increased by 11.6%, or Ps 1,074.9 billion, from Ps 9,286.3 billion for the year ended December 31, 2013 to Ps 10,361.2 billion for the year ended December 31, 2014. This increase was achieved through a 19.7%, or Ps 16,563.1 billion, increase in the average balance of interest-earning loans and financial leases (driven by a combination of organic growth, inorganic growth from the Central American acquisitions and the impact of the devaluation of the peso), partially offset by a decrease in the average yield earned on loans and financial leases of 75 basis points from 11.1% to 10.3%, which reflected (i) a competitive and decreasing interest-rate environment in Colombia, where the average DTF rate decreased from 4.24% for the year ended December 31, 2013 to 4.07% for the year ended December 31, 2014 (the DTF rate is the 90-day time deposit benchmark interest rate in Colombia and the rate most commonly used by Colombian banks to index the majority of their domestic interest-earning assets and interest-bearing liabilities), and (ii) a slight change in the mix in the loan and financial leases portfolio from December 31, 2013 to December 31, 2014 in favor of commercial loans mainly due to the effect of the Central American acquisitions.

Grupo Aval’s average balance of loans and financial leases, excluding LB Panamá’s operations, increased by 13.3%, or Ps 9,275.7 billion, to Ps 78,888.2 billion for the year ended December 31, 2014, which is consistent with growth in the Colombian economy and the financial services sector. Our  balance of commercial loans in Colombia (including financial leases) increased by Ps 5,511.1 billion, or 10.4%, our  balance of consumer loans increased by Ps 2,595.8 billion, or 12.6%, and our  balance of mortgage loans increased by Ps 1,025.6 billion, or 54.6%, due to the fact that our local banks continued their focus on boosting their mortgage loan book. LB Panamá’s average balance of loans and financial leases, in turn, increased by 50.8% (driven by a combination of inorganic growth from the Central American acquisitions, organic growth in local currency and impact of the devaluation of the peso), or Ps 7,287.4 billion, to Ps 21,625.1 billion. LB Panamá’s  commercial loans (including financial leases) increased by Ps 2,841.5 billion, or 32.0%, its  consumer loans increased by Ps 2,769.3 billion, or 38.8% and its mortgage loans increased by Ps 1,488.9 billion, or 32.1%. Excluding the effect of devaluation, LB Panamá’s commercial loans (including financial leases), consumer loans and its mortgage loans would have increased by 6.3%, 11.8% and 6.4% in the year ended December 31, 2014, respectively.

The yield of the loans and financial leases portfolio of our Colombian operations decreased by 73 basis points from 10.8% for the year ended December 31, 2013 to 10.0% for the year ended December 31, 2014, and the yield for LB Panamá’s operations decreased from 12.5% to 11.3%. The change in the average yield for LB Panamá was primarily the result of a change in the mix in the loan and financial leases portfolio as the Central American acquisitions carried a higher component of commercial loans than BAC Credomatic’s traditional loan portfolio.

Interest income from investment securities increased by Ps 22.0 billion to Ps 1,328.9 billion for the year ended December 31, 2014. The increase in income was driven by a 12.6% increase in the average balance of investment securities from Ps 24,972.6 billion for the year ended December 31, 2013 to Ps 28,133.1 billion for the year ended December 31, 2014, offset in part by a decrease in the average yield from 5.2% for the year ended December 31, 2013 to 4.7% for the year ended December 31, 2014. As of December 31, 2013 and 2014 the fixed income portfolio represented 86.3% and 85.8% of our total investment securities, respectively.

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

Interest income from our fixed income portfolio increased by 5.0%, or Ps 57.6 billion, to Ps 1,200.9 billion for the year ended December 31, 2014 (accounting for 90.4% of interest income from investment securities). The increase in interest income from our fixed income portfolio was mainly driven an increase in the average balance of our fixed income portfolio. This increase was partially offset by a decrease in the average yield mainly driven by (i) an increase in fixed income securities rates in Colombia during 2014 due to an increase in the interest rate on the Colombian Treasury Bond due 2024, which is a benchmark for tracking the movement of fixed income rates; and (ii) a strategic decision to rebalance the fixed income portfolio reducing the trading portion of the portfolio, while increasing the available for sale portion of the portfolio. As per local accounting standards only the trading portfolio´s changes in value are shown in the income statement. As of December 31, 2013, 25.8% of the fixed-income portfolio was classified as trading but as of December 31, 2014 this percentage decreased to 14.1%. As a consequence, a smaller portion of the valuation changes were reflected income statement during the year ended December 31, 2014 than in the same period of 2013.

The income yielded by Grupo Aval’s equity securities portfolio for the year ended December 31, 2014 totaled Ps 128.0 billion (equivalent to 9.6% of our total income from investment securities) as compared to Ps 163.6 billion for the year ended December 31, 2013 (equivalent to 12.5% of our total income from investment securities). This

Ps 35.6 billion decrease was mainly explained by a net negative result of movements in valuation of our non-consolidated equity investments (see “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Interest income from interbank and overnight funds increased by Ps 6.2 billion to Ps 196.3 billion for the year ended December 31, 2014 as a result of an increase in the average yield from 6.8% to 8.1%, offset in part by a 12.6% decrease in the average balance.

Total interest expense increased by Ps 526.0 billion, or 13.8%, to Ps 4,328.4 billion for the year ended December 31, 2014 mainly driven by a Ps 19,683.1 billion, or 19.3%, increase in the average balance of interest-bearing liabilities (due to organic growth, inorganic growth from the Central American acquisitions and the impact of the devaluation of the peso), offset in part by a decrease of 17 basis points in the average cost of funds from 3.7% for the year ended December 31, 2013 to 3.6% for the year ended December 31, 2014. Total interest expense for our interest-bearing deposits Ps 461.7 billion, or 17.6%, to Ps 3,086.5 billion for the year ended December 31, 2014 mainly driven by a Ps 17,026.0 billion, or 22.6%, increase in the average balance of interest-bearing deposits, offset in part by a decrease of 14 basis points in the average cost of funds from 3.5% for the year ended December 31, 2013 to 3.3% for the year ended December 31, 2014. The decreases in the average rate for both our interest-bearing liabilities and our interest-bearing deposits were mainly driven by a decreasing interest rate environment in Colombia in which the average DTF also decreased by 17 basis points during the same period.

Total interest expense for our operations, excluding LB Panamá, increased by Ps 200.5 billion, or 6.2%, to Ps 3,457.1 billion, driven by a 12.1%, or Ps 10,216.9 billion, increase in the average balance of interest-bearing liabilities, partially offset by a 21 basis points decrease in the average cost of funds from 3.9% for the year ended December 31, 2013 to 3.7% for the year ended December 31, 2014. Total interest expense for LB Panamá’s operations, net of intercompany eliminations, increased by Ps 325.5 billion, or 59.6%, to Ps 871.3 billion, driven by a 52.3%, or Ps 9,466.3 billion, increase in the average balance of total interest-bearing liabilities (driven by a combination of inorganic growth from the Central American acquisitions, organic growth and the impact of the devaluation of the peso) and an increase in the average cost of funds from 3.0% for the year ended December 31, 2013 to 3.2% for the year ended December 31, 2014. Excluding the impact of the devaluation of the peso, the average balance of total interest-bearing liabilities increased by 41.8% in the year ended December 31, 2014.

On a consolidated basis, interest paid on time deposits increased by 18.0%, or Ps 249.2 billion, to Ps 1,633.0 billion, reflecting a Ps 7,365.8 billion, or 25.3%, increase in their average balance to Ps 36,437.8 billion, which resulted in a Ps 304.5 billion increase in interest expense. This increase was partially offset by a 28 basis points decrease in the average rate paid from 4.8% to 4.5%, which resulted in a Ps 55.3 billion decrease in interest expense.

Interest paid on savings deposits increased by Ps 191.3 billion, or 17.5%, to Ps 1,284.3 billion, reflecting a Ps 7,286.9 billion, or 19.5%, increase in the average balance of savings deposits to Ps 44,605.4 billion, which contributed to a Ps 203.0 billion increase in interest expense, offset in part by a 5 basis points decrease in the average interest rate paid from 2.93% to 2.88%, which contributed to a Ps 11.7 billion decrease in interest expense.

Interest paid on interest-bearing checking accounts increased by Ps 21.2 billion, or 14.3%, to Ps 169.2 billion reflecting a Ps 2,373.4 billion, or 26.8%, increase in their average balance to Ps 11,244.9 billion, which resulted in a Ps 33.4 billion increase in interest expense, partially offset by a 16 basis points decrease in their average cost from 1.7% to 1.5%, which contributed to a Ps 12.3 billion decrease in interest expense.

Within the sources of funding other than deposits, interest paid for long-term debt (bonds) increased by Ps 37.0 billion to Ps 658.2 billion for the year ended December 31, 2014, due to a Ps 382.6 billion increase in the average balance and a 14 basis points increase in the average rate paid from 5.6% to 5.8%. Interest paid for interbank and overnight funds increased by Ps 24.1 billion to Ps 184.9 billion for the year ended December 31, 2014, driven by a 23 basis points increase in the average interest rate of interbank and overnight funds from 2.9% to 3.1% and a Ps 368.5 billion increase in the average balance. Interest paid on borrowings from banks and others increased by Ps 3.1 billion to Ps 398.8 billion for the year ended December 31, 2014 due to a Ps 1,906.0 billion increase in the average balance, offset in part by a 57 basis points decrease in the average interest rate paid from 3.8% to 3.2%.

Our average interest-earning assets increased by 17.3% to Ps 131,076.7 billion for the year ended December 31, 2014, from Ps 111,704.4 billion for the year ended December 31, 2013, while our average interest-bearing liabilities increased by 19.3% to Ps 121,922.7 billion for the year ended December 31, 2014 from Ps 102,239.6 billion for the year ended December 31, 2013, which resulted in a slight decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 1.09x as of December 31, 2013 to 1.08x as of December 31, 2014.

The average yield earned on our interest-earning assets decreased from 9.7% for the year ended December 31, 2013 to 9.1% for the year ended December 31, 2014, mainly driven by the decrease in the yields earned on our loans and financial leases portfolio and in our investment securities portfolio. The average cost of our interest-bearing liabilities decreased from 3.7% for the year ended December 31, 2013 to 3.6% for the year ended December 31, 2014, mainly driven by the decrease in the average cost of total deposits from 3.5% to 3.3%. The spread between the average yield on loans and financial leases and the average cost of total deposits decreased from 7.6% for the year ended December 31, 2013 to 7.0% for the year ended December 31, 2014. LB Panamá’s spread between the average rate on loans and financial leases and the average rate paid on deposits decreased from 9.8% to 8.5% during 2013, mainly due to the change in the mix of the loans and financial leases portfolio (see “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Bogotá—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Finally, and because of what was described above, our net interest margin decreased from 6.2% for the year ended December 31, 2013 to 5.8% for the year ended December 31, 2014.

Provisions

Our total net provision expense increased by Ps 244.0 billion, or 18.9%, to Ps 1,538.2 billion for the year ended December 31, 2014. This increase was mainly attributable to an increase in net provision expense for loans and financial leases of Ps 219.3 billion, or 16.7%, to Ps 1,532.9 billion for the year ended December 31, 2014, a Ps 38.3 billion increase in net provisions for accrued interest and other receivables to Ps 142.1 billion for the year ended December 31, 2014 and a Ps 27.4 billion increase in net provision expense for foreclosed assets and other assets to Ps 52.4 billion for the year ended December 31, 2014. These increases were partially offset by a Ps 41.1 billion increase in the recovery of charged-off assets to Ps 189.2 billion for the year ended December 31, 2014.

The increase in net provision expense for loans and financial leases was mainly driven by an increase in net provision expense in Banco de Bogotá of Ps 173.7 billion, Banco de Occidente Ps 43.7 billion, and Banco Popular Ps 3.1 billion, driven by an increase in the balance of loans and financial leases and a slight deterioration in credit quality (further explained in “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Bogotá—Provisions”; in “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Occidente—Provisions”; and in “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco Popular—Provisions”).

Our delinquency ratio, measured as loans at least 31 days past due as a percentage of total gross loans, increased from 2.4% as of December 31, 2013 to 2.6% as of December 31, 2014, and our delinquency ratio, measured as loans classified as C, D and E as a percentage of total gross loans, increased from 3.5% as of December 31, 2013 to 4.0% as of December 31, 2014. Our ratio of net provisions for loans and financial leases losses to average loans and financial leases remained basically unchanged at 1.5% for both the year ended December 31, 2013 and the year ended December 31, 2014.

The increase in our delinquency ratio, measured as loans classified as C, D and E as a percentage of total gross loans, was mainly driven by the adoption of Colombian Banking GAAP risk and scoring models by Banco BAC de Panamá and Banco Reformador in December 2014, which resulted in an increase in the delinquency ratio for LB Panamá’s operation from 4.6% for the year ended December 31, 2013 to 6.1% for the year ended December 31, 2014. The delinquency ratio for our operations, excluding LB Panamá’s operation, increased from 3.2% for the year ended December 31, 2013 to 3.4% for the year ended December 31, 2014.

Our delinquency ratio, measured as loans at least 31 days past due as a percentage of total gross loans, increased due to an increase in our total loans and financial leases more than 31 days past due from Ps 2,305.0 billion to Ps 2,914.9 billion, reflecting a Ps 610.0 billion, or 26.5%, increase. This increase was the result of a Ps 326.9 billion increase in our commercial past due loans, a Ps 174.6 billion increase in our consumer past due loans, a Ps 69.5 billion increase in our past due financial leases, and a Ps 33.9 billion increase in our mortgage past due loans. Our delinquency ratio for our commercial loans, which represent 55.7% of our total gross loans as of December 31,

2014, increased from 1.3% to 1.7% mainly driven by a deterioration of our Colombian portfolio, our delinquency ratio for our consumer loans, which represent 29.4% of total gross loans as of December 31, 2014, decreased from 4.2% to 4.0%; our delinquency ratio for our mortgages, which represent 8.0% of our total gross loans as of December 31, 2014, decreased from 3.5% to 2.9%; and our delinquency ratio for our financial leases, which represent 6.6% of our total gross loans as of December 31, 2014, increased from 2.4% to 3.2% mainly driven by a deterioration of our Colombian portfolio. The deterioration in the delinquency ratios for our commercial loans and our financial leases from our Colombian portfolio was mainly associated with oil related companies. On a consolidated basis, 2.1% of our total loan portfolio corresponds to mining products and oil.

Excluding LB Panamá, our total loans and financial leases more than 30 days past due increased from Ps 1,764.7 billion to Ps 2,200.3 billion, reflecting a Ps 435.6 billion, or 24.7%, increase. This increase was the result of a Ps 258.1 billion increase in our commercial past due loans, a Ps 79.1 billion increase in our consumer past due loans, a Ps 68.7 billion increase in our past due financial leases, and a Ps 24.7 billion increase in our mortgage past due loans. In our Colombian operations, the delinquency ratio for our commercial loans, which represent 60.7% of our total gross loans as of December 31, 2014, increased from 1.4% to 1.7%; our delinquency ratio for our consumer loans, which represent 27.4% of total gross loans as of December 31, 2014, decreased from 4.2% to 4.1%; our delinquency ratio for our financial leases, which represent 8.1% of our total gross loans as of December 31, 2014, increased from 2.5% to 3.4%; and our delinquency ratio for our mortgages, which represent 3.4% of our total gross loans as of December 31, 2014, decreased from 3.3% to 3.0%. As mentioned above, the deterioration in the delinquency ratios for our commercial loans and our financial leases was mainly associated with oil related companies.

Total loans and financial leases more than 30 days past due for LB Panamá’s operation increased from Ps 540.3 billion to Ps 714.6 billion, reflecting a Ps 174.4 billion, or 32.3%, increase driven by the impact of the recent acquisitions. This increase was the result of a Ps 95.5 billion increase in consumer past due loans, a Ps 68.8 billion increase in commercial past due loans and a Ps 9.3 billion increase in mortgage past due loans. The delinquency ratio for commercial loans, which represent 40.4% of total gross loans as of December 31, 2014, increased from 1.1% to 1.4% as the risk profile of the central American acquisitions was of a lesser quality than BAC Credomatic´s. The delinquency ratio for consumer loans, which represent 35.7% of LB Panamá’s total gross loans as of December 31, 2014, decreased from 3.9% to 3.8%, and the delinquency ratio for mortgages, which represent 22.1% of LB Panamá’s total gross loans as of December 31, 2014, decreased from 3.6% to 2.9%.

The delinquency ratio for Banco de Bogotá increased slightly from 2.3% to 2.4%, the delinquency ratio for Banco de Occidente increased from 2.4% to 3.0%, the delinquency ratios for Banco Popular and Banco AV Villas remained unchanged at 2.1% and 3.8%, respectively. Banco AV Villas continues to show the highest delinquency ratio, which reflects a higher exposure to mortgage and traditional consumer loans. While Banco AV Villas’ mortgage and consumer loans represent 63.5% of total loans, Banco de Occidente and Banco de Bogotá’s exposure to such loans represent 35.4% and 25.5% of total loans, respectively. Although Banco Popular’s mortgage and consumer loans represent 53.3% of total loans, most of its consumer loans are payroll loans and thus have a low delinquency ratio.

Banco de Occidente’s delinquency ratio was the most deteriorated as its commercial loan and financial lease portfolio have a higher exposure to oil related companies.

For the year ended December 31, 2014, charge-offs increased by Ps 374.7 billion to Ps 1,304.9 billion. Our ratio of charge-offs to average loans increased by 19 basis points from 1.1% to 1.3%. The increase in charge-offs was mainly driven by an increase in the charge-offs from our consumer portfolio. The ratio of charge-offs to average loans, excluding LB Panamá’s operation, increased from 1.1% to 1.2%, while the ratio increased from 1.2% to 1.4% for LB Panamá’s operation.

Our allowance for loan and financial leases losses increased by Ps 340.6 billion to Ps 3,413.7 at December 31, 2014. Our coverage ratio (defined as our allowance for loans and financial leases losses to loans and financial leases at least 31 days past due) was 117.1% at December 31, 2014.

Net provision expense for accrued interest and other receivables increased by Ps 38.3 billion to Ps 142.1 billion driven by a Ps 40.5 billion increase from Banco de Bogotá and its consolidated subsidiaries (further explained in “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Bogotá”).

Net provision expense for foreclosed assets and other assets increased by Ps 27.4 billion to Ps 52.4 billion driven a Ps 20.3 billion increase in Banco de Bogotá, a Ps 4.8 billion increase in Banco de Occidente and a Ps 3.7 billion increase in Banco AV Villas (further explained in “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Bogotá”; “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Occidente” and “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco AV Villas”).

The recovery of charged-off assets increased by Ps 41.1 billion to Ps 189.2 billion for the year ended December 31, 2014. The ratio of recovery of charged-off assets to average loans and financial leases remained unchanged at 0.2% for both the years ended December 31, 2013 and 2014.

Total fees and other services income, net

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	1,794.0	1,546.0	248.0	16.0
Branch network services	31.0	27.9	3.2	11.5
Credit card merchant fees	459.8	414.0	45.8	11.1
Checking fees	66.1	66.5	(0.4)	(0.7)
Warehouse services	194.4	188.5	5.9	3.1
Fiduciary activities	217.1	204.6	12.6	6.1
Pension plan administration	754.1	722.2	31.9	4.4
Other	220.9	190.0	30.8	16.2
Total fees and other services income	3,737.4	3,359.6	377.8	11.2
Fees and other services expenses	(574.7)	(545.3)	29.4	5.4
Total fees and other services income, net	3,162.8	2,814.4	348.4	12.4

Total fees and other services income, net, increased by 12.4% to Ps 3,162.8 billion for the year ended December 31, 2014 as compared to the same period in 2013 due to a Ps 377.8 billion increase in total fees and other services income offset in part by a Ps 29.4 billion increase in fees and other services expense. Of the Ps 348.4 billion increase in total fees and other services income, net, Ps 193.9 billion is explained by LB Panamá and Ps 154.5 billion is explained by Grupo Aval’s operation excluding LB Panamá.

Of the Ps 193.9 billion increase in total fees and other services income, net for LB Panamá, Ps 52.0 billion, or 26.8%, was attributable to an increase in the average exchange rate used to translate LB Panamá’s financial statements from U.S. dollars to Colombian pesos. The average exchange rate increased from Ps 1,879.53 per U.S.$1.00 for 2013 to Ps 2,017.85 per U.S.$1.00 for the 2014 financial statements. In the absence of the impact of this increase in the average exchange rate, LB Panamá’s total fees and other services income, net would have increased by 17.7%, or Ps 142.0 billion. This Ps 142.0 billion increase was driven by a Ps 130.0 billion increase in commissions from banking services, a Ps 8.4 billion increase in other fees and a Ps 4.1 billion increase in credit card and merchant fees. These increases were driven by the organic and inorganic growth of the business.

The Ps 154.5 billion increase in total fees and other services income, net for Grupo Aval’s operation excluding LB Panamá was mainly driven by (i) a 8.0%, or Ps 81.1 billion, increase in commissions from banking services, (ii) a 4.9% or Ps 34.4 billion increase in fees from pension plan administration (as further explained in “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Bogotá subsidiary analysis—Porvenir”), (iii) an increase of Ps 26.9 billion, or 13.8%, in fees from credit card and merchant fees, mainly driven by an increase in the number of credit cards issued, (iv) an increase of Ps 17.7, or 14.2%, in other fee income, (v) an increase in fees from fiduciary activities of Ps 12.6 billion, or 6.1%, mainly as a result of better operating performance from Grupo Aval’s fiduciary subsidiaries, and (vi) an increase in fees from warehouse services of Ps 5.9 billion, or 3.1%, mainly as a result of better operating performance from Grupo Aval’s warehouse subsidiaries. These increases were partially offset by a Ps 26.8 billion, or 5.8%, increase in fees and other services expenses.

Other operating income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	1,283.9	344.6	939.3	272.6
Gains (losses) on derivative operations, net	(1,002.2)	(39.4)	(962.8)	2,441.4
Gains on sales of investments in equity securities, net	33.2	96.4	(63.2)	(65.5)
Income from non-financial sector, net	329.5	440.5	(111.1)	(25.2)
Dividend income	298.5	326.4	(28.0)	(8.6)
Other	182.5	148.9	33.6	22.6
Total other operating income	1,125.4	1,317.4	(192.0)	(14.6)

Total other operating income decreased by 14.6%, or Ps 192.0 billion, to Ps 1,125.4 billion for the year ended December 31, 2014. This decrease was primarily due to a Ps 111.1 billion decrease in income from the non-financial sector, which reflected the net operating income result of non-financial companies consolidated by Banco de Bogotá. Ps 83.4 billion of such decrease resulted from a change in the presentation of Megalínea’s results (Megalínea is a services and technology outsourcing company of Banco de Bogotá) as in 2013 its operating expenses were recorded in the operating expense line item, while in 2014 they were recorded as an expense on the income from non-financial sector, net line item. Income from the non-financial companies of Corficolombiana’s consolidated companies decreased by Ps 24.5 billion, mainly driven by a lower net operating income from Epiandes (Ps 95.3 billion) as 2013 was the last year in which deferred revenues related to government payments associated with the reduction of the term of the concession were recorded, offset in part by higher net operating income from Episol (38.5 billion), Hoteles Estelar (Ps 12.6 billion), Pisa (Ps 9.3 billion), Valora (Ps 4.8 billion), Lehner (Ps 3.1 billion), and Gas Comprimido del Perú (Ps 2.4 billion) (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Also contributing to the decrease in other operating income was a Ps 63.2 billion decrease in gains on sales of investments in equity securities to Ps 33.2 billion for the year ended December 31, 2014, since the result in 2013 included a Ps 89.3 billion gain derived from Corficolombiana’s sale of 3.6% of its ownership interest in Banco de Occidente in 2013, and reflects the recognition of a gain on the valuation recorded by Corficolombiana in 2010, which was in turn eliminated at the Grupo Aval level as it consolidates Banco de Occidente’s results. As Corficolombiana sold the shares of Banco de Occidente in open market transactions, the historical elimination is reversed and thus the gain is recorded.

Dividend income decreased Ps 28.0 billion from Ps 326.4 billion for the year ended December 31, 2013 to Ps 298.5 billion for the year ended December 31, 2014, mainly driven by a Ps 79.5 billion decrease in dividend income from Promigas during the year ended December 31, 2014, offset in part by a Ps 45.9 billion increase in dividend income from EEB, a Ps 3.9 billion increase in in dividend income from Gas Natural and a Ps 3.2 billion increase in dividend income from Aerocali (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana”). The decrease in the dividend income from Promigas occurred since in 2013 Corficolombiana benefited from the management’s decision of changing from yearly assemblies to bi-yearly assemblies. As such, during 2013 Promigas declared dividends for the full year of 2012 and the first half of 2013. In contrast, during 2014, Promigas declared dividends for the second half of 2013 and the first half of 2014.

Income from net foreign exchange and derivative operations decreased by Ps 23.4 billion from 305.2 billion for the year ended December 31, 2013 to Ps 281.7 billion for the year ended December 31, 2014, driven by the aforementioned two non-recurring foreign exchange events at Grupo Aval. See “—Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013—Grupo Aval.”

Partially offsetting these decreases was a 22.6%, or Ps 33.6 billion, increase in other operating income to Ps 182.5 billion for the year ended December 31, 2014. This increase was mainly driven by a 21.2%, or Ps 31.8 billion, increase in other operating income from Banco de Occidente due to higher income from operating leases.

Operating expenses

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Salaries and employee benefits	(2,380.8)	(2,178.8)	202.1	9.3
Bonus plan payments	(113.1)	(122.2)	(9.1)	(7.4)
Termination payments	(29.4)	(19.3)	10.1	52.2
Administrative and other expenses	(3,277.7)	(3,053.3)	224.4	7.3
Deposit security, net	(225.5)	(215.2)	10.3	4.8
Charitable and other donation expenses	(11.3)	(6.6)	4.6	69.4
Depreciation	(373.8)	(318.9)	54.8	17.2
Goodwill amortization	(166.7)	(113.7)	52.9	46.6
Total operating expenses	(6,578.2)	(6,028.1)	550.1	9.1

Total operating expenses increased by 9.1%, or Ps 550.1 billion, to Ps 6,578.2 billion in the year ended December 31, 2014. Of the Ps 550.1 billion increase in total operating expense, Ps 418.3 billion is explained by LB Panamá and Ps 131.8 billion is explained by Grupo Aval’s operation excluding LB Panamá.

Of the Ps 418.3 billion increase in total operating expense from LB Panamá, Ps 94.9 billion, or 22.7%, was attributable to an increase in the average exchange rate used to translate LB Panamá’s financial statements from U.S. dollars to Colombian pesos. The average exchange rate increased from Ps 1,879.53 per U.S.$1.00 for 2013 to Ps 2,017.85 per U.S.$1.00 for the 2014 financial statements. In the absence of the impact of this increase in the average exchange rate, LB Panamá’s operating expenses would have increased by 22.2%, or Ps 323.5 billion. This Ps 323.5 billion increase was driven by a Ps 150.5 billion increase in salaries and employee benefits and a Ps 121.7 billion increase in administrative and other expenses principally driven by the organic and inorganic growth of the business. Also contributing to the increase in operating expenses were a Ps 35.3 billion increase in goodwill amortizations, associated to Central American acquisitions, and a Ps 10.8 billion increase in depreciation expense.

The Ps 131.8 billion increase in total operating expense for Grupo Aval’s operation excluding LB Panamá was mainly driven by a 2.5%, or Ps 62.9 billion, increase in administrative and other expenses, and a 0.7% or Ps 10.9 billion increase in salaries and employee benefits. These increases are associated with the organic growth of the business and its personnel.

Other factors contributing to the increase in total operating expenses for Grupo Aval’s operation excluding LB Panamá were: (i) a Ps 40.0 billion increase in depreciation expense mainly from leasing operations and computer equipment; and (ii) a Ps 13.6 billion increase in goodwill amortization expense associated with the acquisitions of Horizonte and the acquisitions of additional ownership interests by Grupo Aval in Banco de Bogotá and Banco de Occidente.

While our efficiency ratio calculated as operating expenses before depreciation and amortization divided by operating income before provision expense deteriorated from 50.4% for the year ended December 31, 2013 to 51.0% for the year ended December 31, 2014, the ratio of operating expenses before depreciation and amortization as a percentage of average assets improved from 4.1% for the year ended December 31, 2013 to 3.7% for the year ended December 31, 2014.

Non-operating income

Total net non-operating income for the year ended December 31, 2014 was Ps 263.1 billion, which represents a Ps 27.0 billion increase from total net non-operating income of Ps 236.1 billion for the year ended December 31, 2013. This increase was mainly driven by an increase in total non-operating income from Banco de Occidente and Banco AV Villas (further explained in “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Occidente” and “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco AV Villas”).

Income tax expense

Our income tax expense increased by 2.4% to Ps 1,449.0 billion for the year ended December 31, 2014. Our effective tax rate increased from 35.1% for the year ended December 31, 2013 to 36.3% for the year ended December 31, 2014 as a result of an increase in the effective tax rates of LB Panamá and Corficolombiana (further explained in “—Banco de Bogotá subsidiary analysis—Leasing Bogotá Panamá” and in “—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Non-controlling interest

The value of our non-controlling interest decreased by 13.5% from Ps 1,011.4 billion for the year ended December 31, 2013 to Ps 875.2 billion for the year ended December 31, 2014. This decrease was mainly explained by a decrease in net income from Corficolombiana, Banco de Bogotá and Banco Popular for the year ended December 31, 2014 as compared to the same period of 2013. Also contributing to the decrease in non-controlling interest was an increase in Grupo Aval’s direct ownership in Banco de Bogotá (from 67.6% in December 31, 2013 to 68.7% on December 31, 2014) and in the direct and indirect ownership in Corficolombiana (from 40.9% in December 31, 2013 to 44.3% on December 31, 2014). Our ratio of non-controlling interest to net income before non-controlling interest decreased from 38.7% to 34.4% from the year ended December 31, 2013 to the year ended December 31, 2014.

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

	For the year ended December 31, 2013
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval, its wholly owned finance subsidiaries and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	6,225.6	2,050.6	1,564.9	946.6	(4.4)	10,783.4
Total interest expense	(2,242.4)	(722.5)	(458.7)	(223.0)	(155.8)	(3,802.4)
Net interest income	3,983.2	1,328.1	1,106.2	723.6	(160.2)	6,981.0
Total (provisions) /reversals, net	(773.9)	(320.9)	(66.1)	(133.3)	–	(1,294.2)
Total fees and other services income, net	2,254.3	254.7	147.6	165.6	(7.8)	2,814.4
Total other operating income	1,036.7	320.8	44.0	6.0	(90.1)	1,317.4
Total operating income	6,500.3	1,582.7	1,231.7	761.8	(258.0)	9,818.5
Total operating expenses	(3,780.1)	(1,010.1)	(715.9)	(482.6)	(39.4)	(6,028.1)
Net operating income	2,720.2	572.6	515.8	279.2	(297.5)	3,790.4
Total non-operating income (expense), net	171.2	12.3	93.4	3.2	(43.9)	236.1
Income before income tax expense and non-controlling interest	2,891.4	584.8	609.2	282.5	(341.4)	4,026.6
Income tax expense	(944.9)	(155.5)	(210.6)	(96.4)	(7.4)	(1,414.7)
Income before non-controlling interest	1,946.5	429.4	398.6	186.1	(348.7)	2,611.9
Non-controlling interest	(546.5)	(1.2)	(2.3)	(0.0)	(461.3)	(1,011.4)
Net income attributable to shareholders	1,400.0	428.2	396.3	186.1	(810.1)	1,600.5

	For the year ended December 31, 2012
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval, its wholly owned finance subsidiaries and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	5,698.5	2,028.6	1,613.2	868.5	(3.8)	10,205.0
Total interest expense	(2,188.8)	(745.5)	(554.9)	(254.2)	(151.3)	(3,894.7)
Net interest income	3,509.7	1,283.2	1,058.3	614.3	(155.2)	6,310.3
Total provisions, net	(515.1)	(223.6)	(90.7)	(88.0)	(0.0)	(917.3)
Total fees and other services income, net	1,883.7	229.0	145.0	159.4	(35.1)	2,382.0
Total other operating income	676.3	332.7	48.9	4.2	(176.5)	885.7
Total operating income	5,554.6	1,621.3	1,161.6	690.0	(366.8)	8,660.6
Total operating expenses	(3,198.6)	(937.2)	(669.2)	(455.7)	(38.7)	(5,299.5)
Net operating income	2,356.0	684.0	492.4	234.3	(405.5)	3,361.1
Total non-operating income (expense), net	314.9	12.9	77.1	16.2	26.9	448.1
Income before income tax expense and non-controlling interest	2,670.9	697.0	569.5	250.5	(378.6)	3,809.2
Income tax expense	(919.3)	(174.7)	(187.7)	(78.0)	(12.1)	(1,371.7)
Income before non-controlling interest	1,751.6	522.3	381.8	172.5	(390.7)	2,437.4
Non-controlling interest	(425.6)	(2.0)	(3.8)	(0.2)	(479.5)	(911.1)
Net income attributable to shareholders	1,326.0	520.3	377.9	172.3	(870.2)	1,526.4

	Grupo Aval
	Change, December 2013 vs. December 2012
	(in Ps billions)%
Total interest income	578.4	5.7
Total interest expense	(92.3)	(2.4)
Net interest income	670.7	10.6
Total provisions (reversals), net	376.9	41.1
Total fees and other services income, net	432.3	18.1
Total other operating income	431.7	48.7
Total operating income	1,157.9	13.4
Total operating expenses	728.6	13.7
Net operating income	429.3	12.8
Total non-operating income (expense), net	(211.9)	(47.3)
Income before income tax expense and non-controlling interest	217.4	5.7
Income tax expense	42.9	3.1
Income before non-controlling interest	174.4	7.2
Non-controlling interest	100.3	11.0
Net income attributable to shareholders	74.1	4.9

“Grupo Aval, its wholly owned finance subsidiaries and eliminations” principally comprises the following:

•
interest expense, which primarily reflects the cost of the bonds we have issued both in the Colombian and in the international markets at the holding company level and our wholly owned foreign financial subsidiary, Grupo Aval Limited;

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

For further information, see “Segments Disclosure” described in note 30—iv. Summary of significant differences and required U.S. GAAP disclosures—(x) to our audited consolidated financial statements included in this prospectus.

Grupo Aval

Overview

Our net income attributable to shareholders for the year ended December 31, 2013, as compared to the year ended December 31, 2012, increased by 4.9%, or Ps 74.1 billion, to Ps 1,600.5 billion, primarily due to:

(i)
an increase of Ps 670.7 billion in net interest income mainly due to a 14.4% increase in the average balance of total interest-earning assets, partially offset by a slight decrease in net interest margin from 6.5% to 6.2%, which was consistent with the decreasing rate environment in Colombia;

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

(iii)
a decrease of Ps 211.9 billion, or 47.3%, in total non-operating income, primarily due to lower income from Banco de Bogotá and its consolidated subsidiaries (see “—Segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana”) and to a consolidation adjustment in Grupo Aval associated with Banco de Bogotá’s investment in Corficolombiana;

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

The Central American acquisitions that closed in December 2013 had minimal impact on Grupo Aval’s balance sheet, as they accounted for only 4.3% (2.0% for Grupo Reformador and 2.3% for Banco BAC de Panamá) of Grupo Aval’s consolidated assets as of December 31, 2013, and had no material effect on the income statement as each of their results for the month ended December 31, 2013 were recorded as retained earnings on Grupo Aval’s balance sheet.

Horizonte was acquired on April 18, 2013 and merged with Porvenir on December 31, 2013 (for further details see “Item 4. Information on the Company—A. History and development of the company—Our company”). This acquisition impacted the total fees and other services income, net, and the total operating expenses line items.

The following discussion describes the principal drivers of our consolidated results of operations for the years ended December 31, 2013 and 2012. Further detail is provided in the discussions of the results of operations for each of our banking subsidiaries, LB Panamá, Porvenir and Corficolombiana.

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

The Ps 587.2 billion, or 6.7%, increase in interest on loans and financial leases in 2013 was achieved through a 14.9%, or Ps 10,891.2 billion, increase in the average balance of interest-earning loans and financial leases, partially offset by a decrease in the average yield earned on loans and financial leases of 85 basis points from 11.9% to 11.1%, primarily reflecting a decreasing interest-rate environment in Colombia, where the average DTF rate decreased by 111 basis points from 5.35% for the year ended December 31, 2012 to 4.24% for the year ended December 31, 2013. The DTF rate is the 90-day time deposit benchmark interest rate in Colombia and the rate most commonly used by Colombian banks to index the majority of their domestic interest-earning assets and interest-bearing liabilities.

Grupo Aval’s average balance of interest-earning loans and financial leases, excluding LB Panamá’s operations, increased by 13.0%, or Ps 8,019.3 billion, to Ps 69,612.5 billion during 2013, which is consistent with growth in the Colombian economy and the financial services sector. Our year-end balance of commercial loans in Colombia (including financial leases) increased by Ps 5,523.3 billion, or 11.6%, our year-end balance of consumer loans increased by Ps 2,029.7 billion, or 10.9%, and our year-end balance of mortgage loans increased by Ps 806.6 billion, or 75.2%, due to the fact Banco de Bogotá and Banco de Occidente re-launched their mortgage loan strategy during 2013. LB Panamá’s average balance of interest-earning loans and financial leases, in turn, increased by 25.0%, or Ps 2,871.9 billion, to Ps 14,337.7 billion. Excluding the Central American acquisitions, LB Panamá’s year-end commercial loans (including financial leases) increased by Ps 1,343.7 billion, or 29.4% during 2013, and its year-end consumer loans increased by Ps 1,358.7 billion, or 28.7%. The yield of the loans and financial leases portfolio of our Colombian operations decreased by 96 basis points from 11.7% for the year ended December 31, 2012 to 10.8% for the year ended December 31, 2013, reflecting the decreasing interest rate environment described above, and the yield for LB Panamá’s operations decreased from 12.9% to 12.5%. The change in the average yield for LB

Panamá was primarily the result of a change in the mix in the loans and financial leases portfolio, excluding the Central American acquisitions, as commercial loans (including financial leases) as a proportion of total gross loans increased from 36.3% as of December 31, 2012 to 37.3% as of December 31, 2013. Consumer and mortgage loans as an aggregate proportion of total gross loans, and which in comparison to commercial loans have a higher yield, decreased from 63.7% as of December 31, 2012 to 62.7% as of December 31, 2013.

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

Interest income from our fixed income portfolio decreased by 5.6% to Ps 1,143.3 billion for the year ended December 31, 2013 (accounting for 87.5% of interest income from investment securities). The decrease in interest income from our fixed income portfolio was driven by a decrease in the average yield earned that resulted from an increase in rates payable on fixed income securities in Colombia during the second and third quarters of 2013, by 26 and 137 basis points, respectively, due to an increase in the interest rate on the 10-year Colombian Treasury Bond, which is a benchmark for tracking the movement of fixed income rates. The decrease in the average yield earned was partially offset by an increase in the average balance of our fixed income portfolio. The balance of our net fixed income portfolio increased by Ps 3,858.1 billion (Ps 2,828.4 in peso denominated investments and Ps 1,029.7 billion in foreign currency denominated investments), or 19.6%, to Ps 23,572.1 billion for the year ended December 31, 2013. The decrease in income from our fixed income portfolio was mainly attributable to Banco de Occidente and Banco Popular, as income from their respective consolidated fixed income portfolios decreased by Ps 49.0 billion and Ps 25.1 billion for the year ended December 31, 2013 (further explained in “—Segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012—Banco de Occidente—Net interest income” and in “—Segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012—Banco Popular—Net interest income”).

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

Total interest expense decreased by Ps 92.3 billion, or 2.4%, to Ps 3,802.4 billion for the year ended December 31, 2013 mainly due to a decrease of 77 basis points in the average cost of funds from 4.5% for the year ended December 31, 2012 to 3.7% for the year ended December 31, 2013, consistent with a decreasing interest rate environment in Colombia, partially offset by a Ps 15,557.3 billion, or 17.9%, increase in the average balance of interest-bearing liabilities. Total interest expense for our operations, excluding LB Panamá, decreased by Ps 214.1 billion, or 6.2%, to Ps 3,256.6 billion, driven by a 97 basis points decrease in the average cost of funds from 4.8% for the year ended December 31, 2012 to 3.9% for the year ended December 31, 2013, offset in part by a Ps 12,455.9 billion increase in the average balance of interest-bearing liabilities. Total interest expense for LB Panamá’s operations, net of intercompany eliminations, increased by Ps 121.9 billion, or 28.7%, to Ps 545.8 billion, driven by a Ps 3,101.3 billion increase in the average balance of total interest-bearing liabilities and a 19 basis points increase in the average cost of funds from 2.8% during the year ended December 31, 2012 to 3.0% during the year ended December 31, 2013. The increase in the average cost of funding for LB Panamá’s operations was mainly driven by a change in LB Panamá’s funding mix (further explained in “—Segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012—Banco de Bogotá—Banco de Bogotá subsidiary analysis”).

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

Interest paid on savings deposits slightly decreased by Ps 1.0 billion to Ps 1,093.0 billion, reflecting a 79 basis points decrease in the average rate paid from 3.7% to 2.9%, which resulted in a Ps 238.0 billion decrease in interest expense. This increase was almost entirely offset by a Ps 7,894.8 billion, or 26.8%, increase in their average balance to Ps 37,318.6 billion, which resulted in a Ps 237.0 billion increase in interest expense.

Growth in the average balance of deposits was the result of higher funding requirements for the growth of the loans and financial leases portfolio of Grupo Aval consolidated.

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

Our average interest-earning assets increased by 14.4% to Ps 111,704.4 billion in the year ended December 31, 2013 from Ps 97,614.5 billion in the year ended December 31, 2012, while our average interest-bearing liabilities increased by 17.9% to Ps 102,239.6 billion in the year ended December 31, 2013 from Ps 86,682.4 billion in the year ended December 31, 2012, which resulted in a slight decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 1.13x as of December 31, 2012 to 1.09x as of December 31, 2013.

The average yield earned on our interest-earning assets decreased from 10.5% for the year ended December 31, 2012 to 9.7% for the year ended December 31, 2013, mainly driven by the decrease in the yields earned on our loans and financial leases portfolio and in our investment securities portfolio. The average cost of our interest-bearing liabilities decreased from 4.5% for the year ended December 31, 2012 to 3.7% for the year ended December 31, 2013, mainly driven by the decrease in the average cost of total deposits, which decreased from 4.2% to 3.5%. The spread between the average yield on loans and financial leases and the average cost of total deposits slightly decreased from 7.7% for the year ended December 31, 2012 to 7.6% for the year ended December 31, 2013 as our liabilities repriced faster than our loans and financial leases because of the competitive landscape in Colombia. LB Panamá’s spread between the average rate on loans and financial leases and the average rate paid on deposits decreased from 10.5% to 9.8% during 2013, mainly due to the change in the mix of the loans and financial leases portfolio (see “—Segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012—Banco de Bogotá—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Finally, our net interest margin decreased from 6.5% for the year ended December 31, 2012 to 6.2% for the year ended December 31, 2013.

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

For the year ended December 31, 2013, charge-offs increased by Ps 217.0 billion to Ps 930.1 billion. Our ratio of charge-offs to average loans increased by 13 basis points from 1.0% to 1.1%. The 1.1% ratio for 2013 was below our five year average of 1.2%.

Our allowance for loan and financial leases losses increased by Ps 527.5 billion to Ps 3,073.0 at December 31, 2013 (Ps 120.1 billion of this increase corresponds to the allowance for loans and financial lease losses from our Central American acquisitions, with the remainder principally due to higher new provisions). Our coverage ratio (defined as our allowance for loans and financial leases losses to loans and financial leases at least 31 days past due) remained strong at 133.3% at December 31, 2013 versus 139.2% at December 31, 2012.

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

Excluding Horizonte’s impact, total fees and other services income, net, increased by 11.0%, or Ps 262.1 billion, to Ps 2,644.1 billion for the year ended December 31, 2013. The main drivers of the increase in fees and other services income were (i) an increase of Ps 168.5 billion, or 12.2%, to Ps 1,546.0 billion in fees from commissions from banking services, (ii) an increase of Ps 58.0 billion, or 16.3%, to Ps 414.0 billion in fees from credit card and merchant fees, mainly driven by an increase in the number of credit cards, (iii) an increase of Ps 31.1 billion, or 6.4%, to Ps 517.6 billion in fees from pension plan administration (as further explained in “—Segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012—Banco de Bogotá subsidiary analysis—Porvenir”), (iv) an increase in fees from fiduciary activities of Ps 26.1 billion, or 14.6%, to Ps 204.6 billion mainly as a result of better operating performance from Grupo Aval’s fiduciary subsidiaries, and (v) an increase in fees from warehouse services of Ps 13.8 billion, or 7.9%, to Ps 188.5 billion mainly as a result of better operating performance from Grupo Aval’s warehouse subsidiaries.

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

Total other operating income increased by 48.7%, or Ps 431.7 billion, to Ps 1,317.4 billion for the year ended December 31, 2013. This increase was primarily due to a Ps 227.5 billion increase in dividend income from Ps 98.9 billion for the year ended December 31, 2012 to Ps 326.4 billion for the year ended December 31, 2013, mainly driven by a Ps 272.0 billion increase in dividend income from Promigas S.A.E.S.P, or “Promigas,” during 2013, offset in part by a Ps 58.5 billion decrease in dividends received from CFC Limited and CFC Gas Holding SAS, each of which holds interests in Promigas but did not declare dividends in 2013 (further explained in “—Segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Also contributing to the increase in other operating income was a Ps 125.2 billion increase in net foreign exchange and derivative operations to Ps 305.2 billion for the year ended December 31, 2013. This increase was explained by higher income from net foreign exchange and derivative operations in Banco de Bogotá and its consolidated subsidiaries (further explained in “—Segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012—Banco de Bogotá—Banco de Bogotá subsidiary analysis”).

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

Income from the non-financial sector, which reflected the net operating income result of non-financial companies consolidated by Corficolombiana, increased by Ps 54.6 billion driven by higher net operating income from Corficolombiana’s toll road concession companies, which include Estudios Proyectos e Inversiones de los Andes, S.A., or “Epiandes,” (Ps 29.7 billion), Episol (Ps 27.4 billion) and Proyectos de Infraestructura S.A., or “Pisa,” (Ps 8.3 billion) (further explained in “—Segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Partially offsetting these increases was a Ps 61.3 billion decrease in other operating income to Ps 148.9 billion for the year ended December 31, 2013 mainly driven by lower income from joint venture from Grupo Aval’s fiduciary subsidiaries for the year ended December 31, 2013.

Operating Expenses

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Salaries and employee benefits	(2,178.8)	(1,927.5)	251.2	13.0
Bonus plan payments	(122.2)	(95.1)	27.1	28.5
Termination payments	(19.3)	(21.5)	(2.2)	(10.3)
Administrative and other expenses	(3,053.3)	(2,667.6)	385.7	14.5
Deposit security, net	(215.2)	(185.3)	29.9	16.2
Charitable and other donation expenses	(6.6)	(12.7)	(6.1)	(47.8)
Depreciation	(318.9)	(296.6)	22.3	7.5
Goodwill amortization	(113.7)	(93.1)	20.6	22.1
Total operating expenses	(6,028.1)	(5,299.5)	728.6	13.7

	Horizonte	Grupo Aval Excluding Horizonte
	Year ended December 31,	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2013	2012	#	%
	(in Ps billions)
Salaries and employee benefits	(45.6)	(2,133.2)	(1,927.5)	205.6	10.7
Bonus plan payments	(12.2)	(110.0)	(95.1)	15.0	15.7
Termination payments	(0.3)	(19.0)	(21.5)	(2.5)	(11.7)
Administrative and other expenses	(68.7)	(2,984.7)	(2,667.6)	317.0	11.9
Deposit security, net	–	(215.2)	(185.3)	29.9	16.2
Charitable and other donation expenses	(0.9)	(5.8)	(12.7)	(7.0)	(54.8)
Depreciation	(2.5)	(316.4)	(296.6)	19.8	6.7
Goodwill amortization	–	(113.7)	(93.1)	20.6	22.1
Total operating expenses	(130.2)	(5,897.9)	(5,299.5)	598.4	11.3

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

Non-Operating Income

Total net non-operating income for the year ended December 31, 2013 was Ps 236.1 billion, which represents a Ps 211.9 billion decrease from total net non-operating income of Ps 448.1 billion for the year ended December 31, 2012. The higher total net non-operating income in 2012 was in part due to non-recurring income from leaseback operations by Hoteles Estelar S.A., or “Hoteles Estelar,” and Pizano, S.A., or “Pizano,” and higher income from Corficolombiana’s highway concession projects in Episol (further explained in “—Segment results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana”) and by a consolidation adjustment in Grupo Aval associated with Banco de Bogotá’s investment in Corficolombiana in 2013.

Income Tax Expense

Income before income tax expense and non-controlling interest increased by Ps 217.4 billion, or 5.7%, from Ps 3,809.2 billion for the year ended December 31, 2012 to Ps 4,026.6 billion for the year ended December 31, 2013. Our income tax expense increased by 3.1% to Ps 1,414.7 billion for the year ended December 31, 2013. Our effective tax rate decreased from 36.0% for the year ended December 31, 2012 to 35.1% for the year ended December 31, 2013 as a result of a decrease in the effective tax rates of Corficolombiana and LB Panamá.

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

Segment Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to shareholders for the year ended December 31, 2014 slightly decreased by 0.8%, or Ps 11.4 billion, to Ps 1,388.6 billion compared to the year ended December 31, 2013. Despite an increase in total operating income of 6.8%, or Ps 444.2 billion, to Ps 6,944.5 billion, total operating expenses increased by 12.0%, or Ps 452.7 billion, making net operating income decrease by 0.3%, or Ps 8.5 billion. Furthermore, income tax expense increased by 5.1%, or Ps 48.6 billion. As a result of the above, income before non-controlling interest decreased by 2.9%, or Ps 56.2 billion, and net income attributable to shareholders decreased by 0.8%, or Ps 11.4 billion.

Because the acquisitions of Grupo Financiero Reformador and BBVA Panamá took place during December 2013, the income statement for 2013 does not include the results from these businesses. The year ended December 31, 2014 is the first period that incorporates results for those businesses.

The following discussion describes the principal drivers of Banco de Bogotá’s consolidated results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013. Further detail is provided in the discussion of the results of operations for LB Panamá, Porvenir and Corficolombiana.

	Banco de Bogotá consolidated
	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Total interest income	7,123.3	6,225.6	897.7	14.4
Total interest expense	(2,661.3)	(2,242.4)	418.8	18.7
Net interest income	4,462.0	3,983.2	478.9	12.0
Total (provisions)/reversals, net	(987.6)	(773.9)	213.7	27.6
Total fees and other services income, net	2,594.1	2,254.3	339.8	15.1
Total other operating income	876.0	1,036.7	(160.7)	(15.5)
Total operating income	6,944.5	6,500.3	444.2	6.8
Total operating expenses	(4,232.8)	(3,780.1)	452.7	12.0
Net operating income	2,711.8	2,720.2	(8.5)	(0.3)
Total non-operating income (expense), net	172.1	171.2	0.9	0.5
Income before income tax expense and non-controlling interest	2,883.8	2,891.4	(7.6)	(0.3)
Income tax expense	(993.5)	(944.9)	48.6	5.1
Income before non-controlling interest	1,890.3	1,946.5	(56.2)	(2.9)
Non-controlling interest	(501.7)	(546.5)	(44.8)	(8.2)
Net income attributable to shareholders	1,388.6	1,400.0	(11.4)	(0.8)

Net interest income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Interest income:
Interest on loans	5,904.2	4,962.0	942.2	19.0
Interest on investment securities	839.1	904.8	(65.7)	(7.3)
Interbank and overnight funds	144.1	135.9	8.2	6.0
Financial leases	235.9	222.9	13.0	5.8
Total interest income	7,123.3	6,225.6	897.7	14.4
Interest expense:
Checking accounts	(149.3)	(127.6)	21.7	17.0
Time deposits	(1,171.8)	(958.9)	212.9	22.2
Savings deposits	(588.0)	(546.6)	41.4	7.6
Total interest expense from deposits	(1,909.1)	(1,633.1)	276.0	16.9
Borrowing from banks and others	(413.7)	(318.5)	95.2	29.9
Interbank and overnight funds (expenses)	(147.4)	(121.8)	25.6	21.0
Long-term debt (bonds)	(191.0)	(169.0)	22.1	13.1
Total interest expense	(2,661.3)	(2,242.4)	418.8	18.7
Net interest income	4,462.0	3,983.2	478.9	12.0

Banco de Bogotá’s net interest income increased by 12.0%, or Ps 478.9 billion, from Ps 3,983.2 billion for the year ended December 31, 2013 to Ps 4,462.0 billion for the year ended December 31, 2014. This increase was due to a 14.4%, or Ps 897.7 billion, increase in total interest income partially offset by an increase of 18.7%, or Ps 418.8 billion, in total interest expense.

Total interest income increased by 14.4%, or Ps 897.7 billion, from Ps 6,225.6 billion in the year ended December 31, 2013 to Ps 7,123.3 billion in the year ended December 31, 2014, mainly due to an increase in interest income from loans and financial leases, which rose by 18.4%, or Ps 955.2 billion, to Ps 6,140.1 billion in the year ended December 31, 2014, and an increase in interest income from interbank and overnight funds of Ps 8.2 billion to Ps 144.1 billion. These increases were offset in part by a decrease in interest income from investment securities of 7.3%, or Ps 65.7 billion, to Ps 839.1 billion.

Total interest income for Banco de Bogotá, excluding LB Panamá’s operations, increased by 4.8%, or Ps 205.0 billion, driven by a Ps 304.3 billion increase in interest income from loans and financial leases and a Ps 4.0 billion increase in interest income from interbank and overnight funds, partially offset by a Ps 103.4 billion decrease in interest income from investment securities. The average balance of total interest-earning assets increased by Ps 5,609.2 billion from Ps 49,695.4 billion for the year ended December 31, 2013 to Ps 55,304.6 billion for the year ended December 31, 2014, resulting in a Ps 489.7 billion increase in interest income, while the average yield of total interest-earning assets decreased from 8.5% for the year ended December 31, 2013 to 8.0% for the year ended December 31, 2014, which resulted in a Ps 284.7 billion decrease in interest income. The decrease in the average yield was mainly due to a decline in the  average yield on loans and financial leases and in the average yield from investment securities.

Total interest income for LB Panamá’s operations increased by Ps 692.7 billion, driven by a Ps 7,969.8 billion increase in the average balance of total interest-earning assets from Ps 18,428.3 billion for the year ended December 31, 2013 to Ps 26,398.1 billion for the year ended December 31, 2014, resulting in a Ps 857.0 billion increase in interest income, offset in part by a decrease in the average yield of total interest-earning assets from 10.8% for the year ended December 31, 2013 to 10.1% for the year ended December 31, 2014, which resulted in a Ps 164.3 billion decrease in interest income. The decrease in the average yield was mainly attributable to a change in the mix in the loan portfolio as the Central American acquisitions carried a higher commercial and mortgage portfolio than BAC Credomatic’s loan portfolio mix.

As a result of the above, the average yield of total interest-earning assets for Banco de Bogotá’s consolidated operation decreased from 9.1% to 8.7%.

The increase in interest income from loans and financial leases of Ps 955.2 billion was a result of an increase of Ps 12,780.8 billion, or 26.2%, in the average balance of loans and financial leases from Ps 48,791.9 billion for the year ended December 31, 2013 to Ps 61,572.7 billion for the year ended December 31, 2014  (driven by a combination of organic growth, inorganic growth from the Central American acquisitions and the impact of the devaluation of the peso), which resulted in an increase of Ps 1,248.7 billion in interest income, partially offset by a decrease in the average yield on loans and financial leases from 10.6% for the year ended December 31, 2013 to 10.0% for the year ended December 31, 2014, which resulted in a Ps 293.5 billion decrease in interest income. The balance of commercial loans (including financial leases), consumer loans and mortgage loans increased by Ps 7,158.7 billion, or 18.6%, Ps 3,923.3 billion, or 28.1%, and Ps 2,019.7 billion, or 37.5%, respectively.

Banco de Bogotá’s average yield on loans and financial leases, excluding LB Panamá’s operations, decreased from 9.8% for the year ended December 31, 2013 to 9.3% for the year ended December 31, 2014, in line with (i) a decreasing rate environment in Colombia where the average DTF rate decreased from 4.24% for the year ended December 31, 2013 to 4.07% for the year ended December 31, 2014 and (ii) the competitive landscape in Colombia. The average yield on loans and financial leases for LB Panamá’s operations decreased from 12.5% for the year ended December 31, 2013 to 11.3% for the year ended December 31, 2014, due to the change in the mix in the loan and financial leases portfolio from December 31, 2013 to December 31, 2014 described above.

The Ps 65.7 billion, or 7.3%, decrease in interest income from investment securities to Ps 839.1 billion was a result of a decrease in the average yield from 5.3% for the year ended December 31, 2013 to 4.6% for the year ended December 31, 2014, which resulted in a Ps 115.0 billion decrease in interest income from investment securities. Partially offsetting this decrease was a 5.9% increase in the average volume of investment securities from Ps 17,049.1 billion for the year ended December 31, 2013 to Ps 18,062.2 billion for the year ended December 31, 2014, resulting in a Ps 49.3 billion increase in interest income.

Interest income from equity investments from Banco de Bogotá’s operations decreased by Ps 45.7 billion to Ps 115.1 billion, mainly as a result of Corficolombiana’s lower income from its equity investment portfolios, offset in part by an increase in income from Porvenir’s mandatory investment portfolio (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income”, “—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income” and in “—Banco de Bogotá subsidiary analysis—Porvenir—Net interest income”).

Interest income derived from the fixed income portfolio of Banco de Bogotá’s operations decreased by Ps 20.0 billion, driven by a Ps 96.8 billion decrease in interest income from the fixed income portfolio for Banco de Bogotá’s unconsolidated operation driven by (i) an increase in fixed income securities rates in Colombia during 2014 as evidenced by a 60 basis points increase in the interest rate on the Colombian Treasury Bond due 2024, which is a benchmark for tracking the movement of fixed income rates; and (ii) a strategic decision taken towards decreasing volatility in the income statement. In order to decrease such volatility, during 2014, a higher percentage of the fixed income portfolio was classified as available for sale rather than trading, reducing trading profits. Partially offsetting this decrease were increases of Ps 36.9 billion, Ps 22.8 billion and a Ps 11.4 billion in interest income from the fixed income portfolios of LB Panamá, Corficolombiana and Porvenir, respectively (further explained in “—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income” “—Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income” and in “—Banco de Bogotá subsidiary analysis—Porvenir—Net interest income”).

Total interest expense at Banco de Bogotá increased by Ps 418.8 billion, or 18.7%, from Ps 2,242.4 billion in the year ended December 31, 2013 to Ps 2,661.3 billion in the year ended December 31, 2014, as a result of a Ps 212.9 billion increase in interest paid in time deposits, a Ps 95.2 billion increase in interest paid for borrowings from banks and others, a Ps 41.4 billion increase in interest paid for savings deposits, a Ps 25.6 billion increase in interest paid for interbank and overnight funds, a Ps 22.1 billion increase in interest paid for long-term debt, and a Ps 21.7 billion increase in interest paid for interest-bearing checking accounts.

The Ps 418.8 billion increase in total interest expense is explained by a Ps 15,509.0 billion, or 24.2%, increase in the average balance of total interest-bearing liabilities from Ps 64,001.2 billion for the year ended December 31, 2013 to Ps 79,510.2 billion for the year ended December 31, 2014, resulting in a Ps 477.4 billion increase in interest expense, partially offset by a decrease of 16 basis points in the average cost of funding from 3.5% paid during the year ended December 31, 2013 to 3.3% paid during the year ended December 31, 2014, which resulted in a Ps 58.6 billion decrease in interest expense. Total interest expense for Banco de Bogotá’s interest-bearing deposits increased by Ps 276.0 billion, or 16.9%, to Ps 1,909.1 billion for the year ended December 31, 2014 mainly driven by a Ps 11,983.5 billion, or 25.2%, increase in the average balance of interest-bearing deposits, offset in part by a decrease of 23 basis points in the average cost of funds from 3.4% for the year ended December 31, 2013 to 3.2% for the year ended December 31, 2014.

Total interest expense for Banco de Bogotá, excluding LB Panamá’s operations, increased by Ps 117.5 billion, driven by a Ps 6,614.1 billion, or 14.9%, increase in the average balance of total interest-bearing liabilities from Ps 44,444.3 billion for the year ended December 31, 2013 to Ps 51,058.4 billion for the year ended December 31,

2014, resulting in a Ps 186.3 billion increase in interest expense, offset in part by 25 basis points decrease in the average cost of funding, consistent with the decreasing rate environment in Colombia, from 3.7% paid during the year ended December 31, 2013 to 3.4% paid during the year ended December 31, 2014, which resulted in a Ps 68.9 billion decrease in interest expense. Total interest expense for LB Panamá’s operations increased by Ps 301.3 billion, explained by a Ps 8,894.9 billion increase in the average balance of total interest-bearing liabilities, from Ps 19,556.9 billion for the year ended December 31, 2013 to Ps 28,451.8 billion for the year ended December 31, 2014, resulting in a Ps 283.8 billion increase in interest expense. Also contributing to the increase in interest expense was a slight increase in the average cost of funding from 3.1% paid during the year ended December 31, 2013 to 3.2% paid during the year ended December 31, 2014, which resulted in a Ps 17.6 billion increase in interest expense. The increase in the average balance of LB Panamá’s total interest-bearing liabilities was driven by driven by a combination of organic growth, inorganic growth from the Central American acquisitions and the impact of the devaluation of the peso.

The Ps 212.9 billion increase in interest paid for time deposits resulted from an increase in the average balance of time deposits partially offset by a decrease in the average rate paid on these funds. The Ps 6,368.1 billion, or 30.6%, increase in the average balance of time deposits from Ps 20,795.6 billion for the year ended December 31, 2013 to Ps 27,163.7 billion for the year ended December 31, 2014, resulting in a Ps 249.9 billion increase in interest expense. The Ps 6,368.1 billion increase in the average balance was due to a Ps 3,956.5 billion increase in the average balance of LB Panamá’s operation, driven by a combination of inorganic growth from the Central American acquisitions, organic growth and the impact of the devaluation of the peso, and a Ps 2,411.6 billion increase in the average balance of Banco de Bogota’s operation excluding LB Panamá. The decrease of 30 basis points in the average interest rate, decreasing from 4.6% paid during the year ended December 31, 2013 to 4.3% paid during the year ended December 31, 2014, resulted in Ps 37.0 billion decrease in interest expense.

The Ps 95.2 billion increase in interest paid for borrowings from banks and others resulted mainly from an increase in the average balance of borrowings from banks and others as the average interest rate paid remained practically unchanged. The Ps 2,694.7 billion, or 30.1%, increase in the average balance of such borrowings from Ps 8,943.4 billion for the year ended December 31, 2013 to Ps 11,638.1 billion for the year ended December 31, 2014. The Ps 2,694.7 billion increase in the average balance was due to a Ps 2,009.6 billion increase in the average balance of LB Panamá’s operation, driven by a combination organic growth, inorganic growth from the Central American acquisitions and the impact of the devaluation of the peso, and a Ps 685.1 billion increase in the average balance of Banco de Bogota’s operation excluding LB Panamá. The average interest rate paid remained basically unchanged at 3.6% for both the years ended December 31, 2013 and 2014.

The Ps 41.4 billion increase in interest paid for savings deposits resulted from an increase in the average balance of savings deposits partially offset by a decrease in the average rate paid on those funds. The Ps 3,171.3 billion increase in the average volume of savings deposits from Ps 19,143.6 billion for the year ended December 31, 2013 to Ps 22,314.8 billion for the year ended December 31, 2014, resulting in a Ps 75.2 billion increase in interest expense. The Ps 3,171.3 billion increase in the average balance was due to a Ps 1,917.4 billion increase in the average balance of Banco de Bogota’s operation excluding LB Panamá and a Ps 1,253.9 billion increase in the average balance of LB Panamá’s operation, driven by a combination of inorganic growth from the Central American acquisitions, organic growth and the impact of the devaluation of the peso. The increase in the average balance was partially offset by a 22 basis points decrease in the average interest rate paid from 2.9% for the year ended December 31, 2013 to 2.6% for the year ended December 31, 2014, which resulted in a Ps 33.8 billion decrease in interest expense.

The Ps 25.6 billion increase in interest paid for interbank and overnight funds resulted from a Ps 442.0 billion increase in the average balance of interbank borrowings and overnight funds from Ps 4,492.6 billion for the year ended December 31, 2013 to Ps 4,934.6 billion for the year ended December 31, 2014, which resulted in a Ps 12.9 billion increase in interest expense and an increase in the average interest rate from 2.7% paid during the year ended December 31, 2013 to 3.0% paid during the year ended December 31, 2014, resulting in a Ps 12.7 billion increase in interest expense.

The Ps 22.1 billion increase in interest paid for long-term debt resulted mainly from an increase in the average volume of long-term debt from Ps 2,970.5 billion for the year ended December 31, 2013 to Ps 3,359.3 billion for the year ended December 31, 2014, which resulted in Ps 21.2 billion increase in interest expense. The average interest rate paid for long-term debt remained basically unchanged at 5.7% for both the year ended December 31, 2013 and the year ended December 31, 2014, resulting in Ps 0.9 billion increase in interest expense.

Finally, the Ps 21.7 billion increase in interest paid for intrest-beraring checking accounts resulted from a Ps 2,444.2 billion increase in the average volume of checking accounts from Ps 7,655.5 billion for the year ended December 31, 2013 to Ps 10,099.7 billion for the year ended December 31, 2014, which resulted in a Ps 29.9 billion increase in interest expense. The Ps 2,444.2 billion increase in the average balance was due to a Ps 1,477.5 billion increase in the average balance of LB Panamá’s operation, driven by a combination of inorganic growth from the Central American acquisitions, organic growth and the impact of the devaluation of the peso, and a Ps 966.7 billion increase in the average balance of Banco de Bogota’s operation excluding LB Panamá. Partially offsetting these increases was a decrease of 19 basis points in the average interest rate paid from 1.7% for the year ended December 31, 2013 to 1.5% for the year ended December 31, 2014, resulting in a Ps 8.2 billion decrease in interest expense.

Banco de Bogotá’s average total interest-earning assets increased by 19.9% for the year ended December 31, 2014 compared to the year ended December 31, 2013, while net interest income increased by 12.0%. The above resulted in a contraction in net interest margin (calculated as net interest income divided by total average interest-earning assets) from 5.8% for the year ended December 31, 2013 to 5.5% for the year ended December 31, 2014. Showing a similar tendency, the spread between the yield earned on loans and financial leases and the rate paid on deposits decreased from 7.2% for the year ended December 31, 2013 to 6.8% for the year ended December 31, 2014.

The decrease in the net interest margin was mainly driven by the aforementioned declines in the yield on loans and in the yield on investment securities, offset in part by the decrease in the average rate paid on interest-bearing liabilities. The decrease in the interest spread between the average rate on loans and financial leases and the average rate paid on deposits was primarily driven by the decline in the yield on loans, partially offset by a decrease in the average rate paid on deposits.

Provisions

Total net provisions increased by Ps 213.7 billion to Ps 987.6 billion in the year ended December 31, 2014, driven primarily by a Ps 173.7 billion increase in net provisions for losses on loans and financial leases from Ps 758.3 billion for the year ended December 31, 2013 to Ps 932.0 billion for the year ended December 31, 2014. This increase was driven by (i) an increase in the balance of loans and financial leases, particularly for consumer loans which, by regulation, require more provisions; and (ii) a slight deterioration in credit quality as Banco de Bogotá’s delinquency ratio (measured as loans at least 30 days past due as a percentage of total gross loans) increased to 2.4% as of December 31, 2014 versus 2.3% as of December 31, 2013. The ratio of net provisions for loan and financial lease losses to average loan and financial leases remained basically unchanged at 1.5% for both the year ended December 31, 2013 and the year ended December 31, 2014.

Banco de Bogotá’s charge-offs increased by Ps 303.3 billion from Ps 517.4 billion for the year ended December 31, 2013 to Ps 820.7 billion for the year ended December 31, 2014. Its ratio of charge-offs to average balance of loans and financial leases ratio increased from 1.0% for the year ended December 31, 2013 to 1.3% for the year ended December 31, 2014. The increase in charge-offs was mainly driven by the impact from the Central American acquisitions.

Banco de Bogotá’s allowance for loans and financial leases increased by Ps 217.5 billion to Ps 1,856.0 billion at December 31, 2014. Banco de Bogotá’s coverage ratio over its at least 30 days past due loans was 107.9% at December 31, 2014 Banco de Bogotá’s coverage ratio, excluding LB Panamá’s operation, was 131.6% at December 31, 2014 and  LB Panamá’s coverage ratio was 74.5% at December 31, 2014.

Also contributing to the increase in total net provisions was a Ps 40.5 billion increase in net provisions for accrued interest and other receivables to a net expense of Ps 98.8 billion for the year ended December 31, 2014. This increase was mainly driven by a Ps 25.3 billion increase in net provisions for accrued interest and other receivables from Porvenir, a Ps 6.5 billion increase in net provisions for accrued interest and other receivables from Corficolombiana, a Ps 5.9 billion increase in net provisions for accrued interest and other receivables from Banco de Bogotá’s unconsolidated operation, and a Ps 1.9 billion increase in net provisions for accrued interest and other receivables from LB Panamá.

Net provision expense for foreclosed assets and other assets increased by Ps 20.3 billion, resulting in a net expense of Ps 36.5 billion for the year ended December 31, 2014, up from Ps 16.2 billion for the year ended

December 31, 2013. This increase was mainly driven by Ps 10.9 billion increase in net provision expense for foreclosed assets and other assets from LB Panamá and a Ps 7.3 billion increase in net provision expense for foreclosed assets and other assets from Banco de Bogotá’s unconsolidated operation.

The recovery of charged-off assets increased from the year ended December 31, 2013 to the year ended December 31, 2014 by Ps 20.7 billion to Ps 79.7 billion. This increase was driven by a Ps 16.3 billion increase in the recoveries from Banco de Bogotá’s unconsolidated operation and a Ps 3.2 billion increase in the recoveries from LB Panamá.

Total fees and other services income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	1,356.0	1,126.3	229.7	20.4
Branch network services	31.0	27.9	3.2	11.5
Credit card merchant fees	326.7	293.2	33.6	11.5
Checking fees	34.7	34.8	(0.1)	(0.3)
Warehouse services	135.7	129.8	5.9	4.5
Fiduciary activities	154.5	142.1	12.5	8.8
Pension plan administration	753.3	721.5	31.8	4.4
Other	112.6	91.0	21.6	23.8
Total fees and other services income	2,904.7	2,566.5	338.2	13.2
Fees and other services expenses	(310.6)	(312.2)	(1.6)	(0.5)
Total fees and other services income, net	2,594.1	2,254.3	339.8	15.1

Total fees and other services income, net, increased by 15.1% to Ps 2,594.1 billion for the year ended December 31, 2014 as compared to the same period in 2013, due to a Ps 338.2 billion increase in total fees and other services income and a Ps 1.6 billion decrease in fees and other services expense. Of the Ps 339.8 billion increase in total fees and other services income, net, Ps 193.9 billion is explained by LB Panamá and Ps 145.8 billion is explained by Banco de Bogotá’s operation excluding LB Panamá.

Of the Ps 193.9 billion increase in total fees and other services income, net for LB Panamá, Ps 52.0 billion, or 26.8%, was attributable to an increase in the average exchange rate used to translate LB Panamá’s financial statements from U.S. dollars to Colombian pesos. The average exchange rate increased from Ps 1,879.53 per U.S.$1.00 for 2013 to Ps 2,017.85 per U.S.$1.00 for the 2014 financial statements. In the absence of the impact of this increase in the average exchange rate, LB Panamá’s total fees and other services income, net would have increased by 17.7%, or Ps 142.0 billion. This Ps 142.0 billion increase was driven by a Ps 130.0 billion increase in commissions from banking services, a Ps 8.4 billion increase in other fees and a Ps 4.1 billion increase in credit card and merchant fees. These increases were driven by the organic and inorganic growth of the business.

The Ps 145.8 billion increase in total fees and other services income, net for Banco de Bogota’s operation excluding LB Panamá, was mainly driven by (i) a Ps 62.8 billion, increase in commissions from banking services, (ii) a Ps 34.4 billion increase in fees from pension plan administration (as further explained in “—Segment results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013—Banco de Bogotá subsidiary analysis—Porvenir”), (iii) an increase of Ps 14.6 billion in fees from credit card and merchant fees, mainly driven by an increase in the number of credit cards issued, (iv) an increase in fees from fiduciary activities of Ps 12.5 billion mainly as a result of better operating performance from Banco de Bogotá’s fiduciary subsidiaries, (v) an increase of Ps 8.5 in other fee income and (vi) an increase in fees from warehouse services of Ps 5.9 billion mainly as a result of better operating performance from Banco de Bogotá’s warehouse subsidiary.

Other operating income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	1,135.2	312.9	822.2	262.8
Gains (losses) on derivative operations, net	(884.1)	(42.0)	(842.1)	(2,003.9)
Gains on sales of investments in equity securities, net	(0.4)	7.1	(7.5)	(105.5)
Income from non-financial sector, net (1)	327.8	436.4	(108.6)	(24.9)
Dividend income	284.5	310.1	(25.6)	(8.3)
Other	13.1	12.2	0.9	7.3
Other operating income	876.0	1,036.7	(160.7)	(15.5)

(1)
Income from non-financial sector, net, reflects the operating results of Corficolombiana in its consolidated investments in companies not related to the financial sector such as Epiandes, Hoteles Estelar, Organización Pajonales (formerly known as Compañía Agropecuaria e Industrial Pajonales S.A.), or “Organización Pajonales,” Pizano, Unipalma, Valora and Lehner, among others. This result is net of operating and administrative expenses of Ps 1,475.3 billion for the year ended December 31, 2014 and Ps 1,211.3 billion for the year ended December 31, 2013. For a description of these investments, see “Item 4. Information on the Company—B. Business overview—Corficolombiana—Equity investment portfolio.”

Total other operating income decreased by 15.5%, or Ps 160.7 billion, to Ps 876.0 billion in the year ended December 31, 2014, mainly due to a Ps 108.6 billion decrease in income from the non-financial sector, which includes the net operating income result of non-financial companies consolidated by Banco de Bogotá. Ps 83.4 billion of such decrease resulted from a change in Megalínea’s results (Megalínea is a services and technology outsourcing company of Banco de Bogotá) as in 2013 its operating expenses were recorded in the operating expenses line items, in 2014 they were recorded as an expense on the income from non-financial sector, net line item. Income from the non-financial companies of Corficolombiana’s consolidated companies decreased by Ps 24.5 billion, mainly driven by lower net operating income from Epiandes (Ps 95.3 billion), offset in part by higher net operating income from Episol (38.5 billion), Hoteles Estelar (Ps 12.6 billion), Pisa (Ps 9.3 billion), Valora (Ps 4.8 billion), Lehner (Ps 3.1 billion), and Gas Comprimido del Perú (Ps 2.4 billion) (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Also contributing to the decrease in other operating income was a Ps 25.6 billion decrease in dividend income from Ps 310.1 billion for the year ended December 31, 2013 to Ps 284.5 billion for the year ended December 31, 2014. This decrease was driven by a Ps 79.5 billion decrease in dividend income from Promigas during the year ended December 31, 2014, offset in part by a Ps 45.9 billion increase in dividend income from EEB, a Ps 3.9 billion increase in in dividend income from Gas Natural and a Ps 3.2 billion increase in dividend income from Aerocali. The decrease in dividend income from Promigas occurred since in 2013 Corficolombiana benefited from the management’s decision of changing from yearly assemblies to bi-yearly assemblies. As such, during 2013 Promigas declared dividends for the full year of 2012 and the first half of 2013. In contrast, during 2014, Promigas declared dividends for the second half of 2013 and the first half of 2014.

Income from net foreign exchange and derivative operations decreased by Ps 19.8 billion to Ps 251.1 billion for the year ended December 31, 2014, mainly driven by a Ps 16.4 billion decrease in Porvenir. Gains on sales of investments in equity securities decreased by Ps 7.5 billion due to the sale of some of Corficolombiana’s investments, such as Banco de Occidente, during 2013.

Operating expenses

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Salaries and employee benefits	(1,589.3)	(1,387.6)	201.7	14.5
Bonus plan payments	(78.0)	(92.8)	(14.9)	(16.0)
Termination payments	(22.0)	(14.8)	7.1	48.1
Administrative and other expenses	(2,128.2)	(1,948.1)	180.0	9.2
Deposit security, net	(119.2)	(115.7)	3.5	3.0
Charitable and other donation expenses	(4.1)	(4.0)	0.1	2.9
Depreciation	(159.9)	(131.1)	28.8	22.0
Goodwill amortization	(132.2)	(85.9)	46.3	53.9
Total operating expenses	(4,232.8)	(3,780.1)	452.7	12.0

Total operating expenses increased by 12.0%, or Ps 452.7 billion, to Ps 4,232.8 billion in the year ended December 31, 2014.

Of the Ps 452.7 billion increase in total operating expense, Ps 418.3 billion is explained by LB Panamá and Ps 34.4 billion is explained by Banco de Bogotá’s operation excluding LB Panamá.

Of the Ps 418.3 billion increase in total operating expense, Ps 111.2 billion was attributable to an increase in the average exchange rate used to translate LB Panamá’s financial statements from U.S. dollars to Colombian pesos. The average exchange rate increased from Ps 1,879.53 per U.S.$1.00 for 2013 to Ps 2,017.85 per U.S.$1.00 for the 2014 financial statements. In the absence of the impact of this increase in the average exchange rate, LB Panamá’s operating expenses would have increased by 22.6%, or Ps 307.1 billion.

The Ps 307.1 billion increase was driven by a Ps 143.2 billion increase in salaries and employee benefits, a Ps 115.3 billion increase in administrative and other expenses principally driven by the organic and inorganic growth of the business. Also contributing to the increase in operating expenses was a Ps 33.4 billion increase in goodwill amortizations, associated to Central American acquisitions, and a Ps 10.3 billion increase in depreciation expense.

While Banco de Bogotá’s efficiency ratio calculated as operating expenses before depreciation and amortization divided by operating income before provision expense deteriorated from 49.0% for the year ended December 31, 2013 to 49.7% for the year ended December 31, 2014, the ratio of operating expenses before depreciation and amortization as a percentage of average assets improved from 4.1% for the year ended December 31, 2013 to 3.7% for the year ended December 31, 2014.

Non-operating income (expense)

Total non-operating income (expense) slightly increased by Ps 0.9 billion from Ps 171.2 billion in the year ended December 31, 2013 to Ps 172.1 billion in the year ended December 31, 2014.

Income tax expense

Income tax expense increased by Ps 48.6 billion, or 5.1%, to Ps 993.5 billion for the year ended December 31, 2014, driven by a Ps 58.7 billion and a Ps 25.8 billion increases in income tax expense from LB Panamá and Porvenir, respectively, offset in part by a Ps 27.8 billion and a Ps 9.7 billion decreases in income tax expense from Corficolombiana and Banco de Bogotá’s unconsolidated operation, respectively. Banco de Bogotá’s effective tax rate increased from 32.7% for the year ended December 31, 2013 to 34.5% for the year ended December 31, 2014. The increase in the effective tax rate was mainly driven by increases in the effective tax rates of LB Panamá and Corficolombiana (further explained in “—Banco de Bogotá subsidiary analysis—Leasing Bogotá Panamá” and in “—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Non-controlling interest

Banco de Bogotá’s non-controlling interest decreased by Ps 44.8 billion, or 8.2%, to Ps 501.7 billion in the year ended December 31, 2014 compared with the year ended December 31, 2013. The decrease in non-controlling interest was primarily a result of lower net income from Corficolombiana’s operations in the year ended December 31, 2014 as compared to  the same period of 2013, as further described in “—Banco de Bogotá subsidiary analysis—Corficolombiana.” The ratio of minority interest to net income before minority interest decreased from 28.1% for the year ended December 31, 2013 to 26.5% for the year ended December 31, 2014. Given the fact that Banco de Bogotá holds a 38.2% stake in Corficolombiana and consolidates its financials into its operations, a lower net income at the Corficolombiana level generates a lower minority interest expense at Banco de Bogotá.

Banco de Bogotá Subsidiary Analysis

Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Corficolombiana, Porvenir and LB Panamá. In order to fully disclose the effect of these subsidiaries on Banco de Bogotá, the following is an analysis of the results of operations of each of Corficolombiana, Porvenir and LB Panamá in the year ended December 31, 2014 compared to the year ended December 31, 2013.

Corficolombiana

Net income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Total interest income	378.3	469.8	(91.6)	(19.5)
Total interest expense	(311.8)	(307.2)	4.6	1.5
Net interest income	66.4	162.6	(96.2)	(59.1)
Total (provisions)/reversals, net	(14.1)	(0.9)	13.2	1,427.9
Total fees and other services income, net	51.9	42.1	9.8	23.3
Total other operating income	731.9	783.0	(51.1)	(6.5)
Total operating income	836.2	986.8	(150.6)	(15.3)
Total operating expenses	(168.5)	(156.8)	11.6	7.4
Net operating income	667.7	830.0	(162.3)	(19.6)
Total non-operating income (expense), net	17.0	8.0	9.0	113.0
Income before income tax expense and non-controlling interest	684.7	837.9	(153.3)	(18.3)
Income tax expense	(177.6)	(205.4)	(27.8)	(13.5)
Income before non-controlling interest	507.1	632.5	(125.5)	(19.8)
Non-controlling interest	(86.2)	(93.5)	(7.3)	(7.8)
Net income attributable to shareholders	420.9	539.0	(118.2)	(21.9)

Corficolombiana’s net income decreased by 21.9% to Ps 420.9 billion for the year ended December 31, 2014 when compared to the year ended December 31, 2013. The most significant drivers of the decrease in net income were a decrease in net interest income driven by a decrease in income from investment securities, a decrease in other operating income due to lower dividend income and income from non-financial sector, an increase in total provisions, net, and an increase in total operating expenses. Partially offsetting these was a decrease in income tax expense, an increase in fees and other service income, an increase total non-operating income, and a decrease in non-controlling interest.

Net interest income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Interest income:
Interest on loans	34.8	25.5	9.3	36.5
Interest on investment securities	237.0	333.5	(96.5)	(28.9)
Interbank and overnight funds	52.2	49.9	2.3	4.7
Financial leases	54.3	61.0	(6.7)	(11.0)
Total interest income	378.3	469.8	(91.6)	(19.5)
Interest expense:
Checking accounts	(0.5)	–	0.5	–
Time deposits	(152.5)	(152.2)	0.3	0.2
Savings deposits	(25.0)	(18.0)	6.9	38.4
Total interest expense from deposits	(177.9)	(170.2)	7.7	4.5
Borrowing from banks and others	(43.2)	(44.8)	(1.7)	(3.7)
Interbank and overnight funds (expenses)	(90.7)	(88.9)	1.8	2.1
Long-term debt (bonds)	–	(3.3)	(3.3)	(100.0)
Total interest expense	(311.8)	(307.2)	4.6	1.5
Net interest income	66.4	162.6	(96.2)	(59.1)

Net interest income decreased by Ps 96.2 billion to Ps 66.4 billion for the year ended December 31, 2014 compared to the year ended December 31, 2013. Total interest income, which consists of income from loans, investment securities, interbank and overnight funds and financial leases, decreased by Ps 91.6 billion to Ps 378.3 billion for the year ended December 31, 2014. This decrease was mainly driven by a Ps 96.5 billion decrease in income on investment securities from Ps 333.5 billion for the year ended December 31, 2013 to Ps 237.0 billion for the year ended December 31, 2014 and a Ps 4.6 billion increase in total interest expense. Partially offsetting these was a Ps 2.6 billion increase in interest income from loans and financial leases from Ps 86.5 billion for the year ended December 31, 2013 to Ps 89.1 billion for the year ended December 31, 2014 and a Ps 2.3 billion increase in interest income from interbank and overnight funds to Ps 52.2 billion for the year ended December 31, 2014.

The Ps 96.5 billion decrease in interest income from investment securities was driven by a Ps 119.3 billion decrease in interest income from Corficolombiana’s equity securities portfolio offset in part by a Ps 22.8 billion increase in interest income from the its debt securities portfolio. The decrease in interest income from the equity securities portfolio of Ps 119.3 billion to Ps 37.4 billion for the year ended December 31, 2014 was mainly driven by  decreases of Ps 75.4 billion, Ps 37.7 billion and Ps 14.1 billion in the valuation gains generated by Corficolombiana’s investments in a private investment fund managed by Corredores Asociados (Fondo de Capital Privado Corredores Capital 1 or “FCP”), in Banco de Occidente and in Mineros, respectively.

The Ps 75.4 billion decrease in the valuation gains generated by the private investment fund was mainly driven by the fact that during 2013 the increase in the price of Promigas’ price per share in the Colombian Stock Exchange (Ps 3,225 to Ps 4,771) was higher than the increase during 2014 (Ps 4,771 to Ps 5,399).

The Ps 37.7 billion decrease in the valuation gains generated by Corficolombiana’s investment in Banco de Occidente was driven by the fact that during 2013 Corficolombiana sold, through open market transactions, the majority of its stake in in Banco de Occidente and thus, while in 2013 it recorded a Ps 38.2 billion gain on this investment, it only recorded a Ps 0.5 billion gain in 2014.

The Ps 14.1 billion decrease in the valuation gains generated by Corficolombiana’s investment in Mineros was driven by a higher decrease in Mineros’ price per share in the Colombian Stock Exchange during 2014 as compared to the decrease in price during 2013.

These decreases were partially offset by a Ps 5.4 billion increase in the valuation gains generated by Corficolombiana’s investment in Fondo de Hidrocarburos de Colombia and a Ps 2.4 billion increase in the valuation gains generated by Corficolombiana’s investments in other companies.

The Ps 22.8 billion increase in interest income from the debt securities portfolio to Ps 199.6 billion for the year ended December 31, 2014 was mainly driven by an increase in the yield earned by debt securities.

Interest income from loans and financial leases increased by Ps 2.6 billion from Ps 86.5 billion for the year ended December 31, 2013 to Ps 89.1 billion for the year ended December 31, 2014. This increase was driven by a Ps 61.7 billion increase in the average balance of loans and financial leases to Ps 832.7 billion for the year ended December 31, 2014, which resulted in a Ps 6.2 billion increase in interest income from loans and financial leases.

Partially offsetting this increase was a decrease in the average yield of loans and financial leases from 11.2% for the year ended December 31, 2013 to 10.7% for the year ended December 31, 2014, which resulted in a Ps 3.5 billion decrease in interest income from loans and financial leases. The decrease in the yield was a result of (i) a decreasing rate environment in Colombia where the average DTF rate decreased from 4.24% for the year ended December 31, 2013 to 4.07% for the year ended December 31, 2014 and (ii) the competitive landscape in Colombia.

Interest income from interbank and overnight funds increased by Ps 2.3 billion to Ps 52.2 billion for the year ended December 31, 2014 as compared to the same period of 2013. The increase in interest income was driven by an increase in the average yield on interbank and overnight funds from 7.0% for the year ended December 31, 2013 to 7.9% for the year ended December 31, 2014, which resulted in Ps 19.8 billion increase in interest income. Partially offsetting this increase was a decrease in the average balance of interbank and overnight funds from Ps 707.6 billion for the year ended December 31, 2013 to Ps 659.6 billion for the year ended December 31, 2014, resulting in a Ps 17.4 billion decrease in interest income.

Also contributing to the decrease in net interest income was an increase in total interest expense of 1.5%, or Ps 4.6 billion, from Ps 307.2 billion for the year ended December 31, 2013 to Ps 311.8 billion for the year ended December 31, 2014. The increase in total interest expense is attributable to an increase in interest expense on total deposits of Ps 7.7 billion and an increase in interest expense on interbank and overnight funds of Ps 1.8 billion, offset in part by a decrease in interest expense on long-term debt of Ps 3.3 billion and a decrease in interest expense on borrowing from banks and other of Ps 1.7 billion.

Provisions

Corficolombiana’s net provisions increased by Ps 13.2 billion from a Ps 0.9 billion net expense for the year ended December 31, 2013 to a Ps 14.1 billion net expense for the year ended December 31, 2014. The increase in net provisions was mainly driven by a Ps 9.4 billion increase in net provision expense for loans and financial leases and a Ps 6.5 billion increase in net provision expense for accrued interest and other receivables, partially offset by a Ps 1.4 billion decrease net provisions for foreclosed assets and other assets and a Ps 1.3 billion increase in the recovery of charged-off assets.

The increase in net provision expense for loans and financial leases was mainly driven (i) the increase in the average balance of loans and financial leases and (ii) a deterioration in the quality of the loans and financial leases portfolio. Corficolombiana’s delinquency ratio, measured as loans at least 30 days past due as percentage of total loans, increased from 1.7% as of December 31, 2013 to 3.9% as of December 31, 2014.

The Ps 6.5 billion increase in net provision expense for accrued interest and other receivables, mainly driven by lower reversals of provisions during the year ended December 31, 2014 as compared to the same period of 2013.

Total fees and other services income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	2.7	2.6	0.1	3.5
Fiduciary activities	37.9	35.8	2.0	5.7
Other	19.2	11.3	7.9	69.6
Total fees and other services income	59.8	49.8	10.0	20.1
Fees and other services expenses	(7.8)	(7.7)	0.2	2.5
Total fees and other services income, net	51.9	42.1	9.8	23.3

Net fee and other services income increased by 23.3%, or Ps 9.8 billion, from Ps 42.1 billion for the year ended December 31, 2013 to Ps 51.9 billion for the year ended December 31, 2014. This increase in total fees and other services income, net is mainly attributable to a Ps 7.9 billion increase in other fees and other service income, which includes fees from investment banking, and a Ps 2.0 billion increase income from fiduciary activities.

Other operating income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	111.8	20.6	91.2	443.4
Gains on derivative operations, net	(92.0)	(1.0)	(91.0)	8,693.5
Gains on sales of investments in equity securities, net	0.0	6.4	(6.4)	(99.7)
Income from non-financial sector, net	419.4	443.9	(24.5)	(5.5)
Dividend income	281.7	308.3	(26.6)	(8.6)
Other	11.0	4.8	6.2	130.2
Total other operating income	731.9	783.0	(51.1)	(6.5)

Total other operating income decreased by 6.5%, or Ps 51.1 billion, from Ps 783.0 billion for the year ended December 31, 2013 to Ps 731.9 billion for the year ended December 31, 2014. The decrease was mainly driven by a Ps 26.6 billion decrease in dividend income and a Ps 24.5 billion decrease in income from non-financial sector investments.

The Ps 26.6 billion decrease in dividend income was mainly the result of a Ps 79.5 billion decrease in dividend income from Promigas from Ps 274.5 billion for the year ended December 31, 2013 to Ps 195.0 billion for the year December 31, 2014. This decrease was driven by a change in the dividend distribution schedule from an annual basis (active in March 2013 when dividends were declared) to a six-month basis (active in September 2013 and March 2014 when dividends were declared). Due to this change dividend income from Promigas in 2013 includes a full year dividend distribution on March 2013 and one half year dividend distribution on September 2013, while in 2014 it includes two half year dividend distribution on March and September 2014.

Partially offsetting this decrease was a Ps 45.9 billion increase in dividend from EEB (Empresa de Energía de Bogotá), a Ps 3.9 billion increase in in dividend income from Gas Natural and a Ps 3.2 billion increase in dividend income from Aerocali.

Income from non-financial sector investments, which reflects the operating performance of the non-financial subsidiaries consolidated by Corficolombiana, decreased by Ps 24.5 billion mainly driven by a Ps 95.3 billion decrease in the operating income from Epiandes (a toll road company) because 2013 was the last year in which deferred revenues related to government payments associated with the reduction of the term of the concession were recorded. This decrease was partially offset by a Ps 38.5 billion increase in the operating income from Episol (a toll road company) due to higher income from Ruta del Sol, Ps 12.6 billion increase in the operating income from Hoteles Estelar (a hotel chain company), a Ps 9.3 billion increase in the operating income from Pisa (a toll road company), a Ps 4.8 billion increase in the operating income from Valora (a real estate development company), a Ps 3.1 billion increase in the operating income from Lehner (a company in process of liquidation), and a Ps 2.4 billion increase in the operating income from Gas Comprimido del Perú (a gas company in Peru).

Operating expenses

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Salaries and employee benefits	(58.4)	(56.3)	2.1	3.7
Bonus plan payments	(2.7)	(2.4)	0.2	9.6
Termination payments	(0.2)	(0.3)	(0.0)	(13.2)
Administrative and other expenses	(86.0)	(81.8)	4.3	5.2
Deposit security, net	(10.0)	(9.4)	0.6	6.3
Charitable and other donation expenses	(0.4)	(0.7)	(0.3)	(40.9)
Depreciation	(10.8)	(6.0)	4.8	80.4
Goodwill amortization	–	–	–	–
Total operating expenses	(168.5)	(156.8)	11.6	7.4

Corficolombiana’s total operating expenses increased by Ps 11.6 billion, or 7.4%, from Ps 156.8 billion for the year ended December 31, 2013 to Ps 168.5 billion for the year ended December 31, 2014. This increase was mainly driven by a Ps 4.8 billion increase in depreciation expense, a Ps 4.3 billion increase in administrative and other expenses, and a Ps 2.1 billion increase in salaries and employee benefits. Corficolombiana’s efficiency ratio deteriorated from 15.3% for the year ended December 31, 2013 to 18.5% for the year ended December 31, 2014 driven by the decrease in net interest income and in other operating income. The ratio of operating expense before depreciation and amortization as a percentage of average assets improved from 1.2% for the year ended December 31, 2013 to 1.1% for the year ended December 31, 2014.

Non-operating income

Total non-operating income increased by Ps 9.0 billion to Ps 17.0 billion for the year ended December 31, 2014 as compared to the same period of 2013. This increase was driven by higher income from the sale of properties, plant and equipment.

Income tax expense

Income tax expense decreased by Ps 27.8 billion to Ps 177.6 billion for the year ended December 31, 2014 mainly driven by a decrease in income before income tax expense and non-controlling interest. Corficolombiana’s effective tax rate, calculated before non-controlling interest, increased from 24.5% for the year ended December 31, 2013 to 25.9% for the year ended December 31, 2014. The change in the effective tax rate results from Corficolombiana and certain of its subsidiaries paying taxes on a presumptive income basis which means that, despite reporting losses or low gains before taxes, the companies pay taxes based on a percentage of their equity. For the year ended December 31, 2014 some of Corficolombiana’s subsidiaries had lower operating results as compared to the same period of 2013, resulting in an increase in the effective tax rate.

Non-controlling interest

Non-controlling interest decreased by Ps 7.3 billion to Ps 86.2 billion for the year ended December 31, 2014 from Ps 93.5 billion for the year ended December 31, 2013. This decrease was driven by a decrease in net income from some of Corficolombiana’s consolidated subsidiaries, mainly Epiandes and Hoteles Estelar, which contributed decreases in non-controlling interest of Ps 13.8 billion and Ps 12.7 billion, respectively. Partially offsetting these decreases was an increase in net income from certain other Corficolombiana consolidated subsidiaries, such as Pizano and Lehner, which resulted in increases in non-controlling interest of Ps 13.7 billion and Ps 5.8 billion, respectively.

Porvenir

Porvenir generates income primarily from fees on its customers’ pension contributions, which consist predominantly of monthly mandatory contributions. It also generates net interest income, composed almost entirely of investment income from the appreciation of Porvenir’s proprietary trading portfolio, which can be divided into two components: (1) income from its stabilization reserve, which is the legally required proprietary stake (1% of assets under management) in its funds that are subject to a minimum return guarantee; and (2) income from Porvenir’s investment portfolio, which includes income from fixed income securities and money market instruments. As a result, Porvenir’s revenue is mainly affected by the number of contributors, the salaries of contributors, any changes in applicable fee rates and the rate of return of its assets under management.

Net income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Total interest income	101.8	23.8	78.0	328.5
Total interest expense	(20.9)	(13.8)	7.1	51.5
Net interest income	80.9	10.0	71.0	711.8
Total (provisions) / reversals, net	(35.1)	(4.5)	30.6	674.1
Total fees and other services income, net	650.7	611.4	39.3	6.4
Total other operating income	30.9	39.5	(8.7)	(21.9)
Total operating income	727.3	656.3	71.0	10.8
Total operating expenses	(328.5)	(367.1)	(38.6)	(10.5)
Net operating income	398.8	289.2	109.6	37.9
Total non-operating income (expense), net	14.6	23.8	(9.2)	(38.6)
Income before income tax expense and non-controlling interest	413.4	313.0	100.4	32.1
Income tax expense	(130.5)	(104.8)	25.8	24.6
Income before non-controlling interest	282.9	208.3	74.6	35.8
Non-controlling interest	(0.6)	(6.6)	(6.1)	(91.6)
Net income attributable to shareholders	282.3	201.6	80.7	40.0

Net income for Porvenir increased by Ps 80.7 billion for the year ended December 31, 2014 to Ps 282.3 billion as compared to Ps 201.6 billion for the year ended December 31, 2013. This increase was driven by an increase in net interest income, an increase in total fees and other services income, net, a decrease in operating expenses, and a decrease in non-controlling interest. Partially offsetting these were an increase in total provisions, an increase in income tax expense, a decrease in total non-operating income and a decrease in total other operating income.

Net interest income

Net interest income increased by Ps 71.0 billion to Ps 80.9 billion for the year ended December 31, 2014 as compared to Ps 10.0 billion for the year ended December 31, 2013, which was mainly driven by a Ps 78.0 billion increase in income from investment securities and overnight funds. This increase in investment securities and overnight funds, in line with market trends, was primarily due to an increase in the rate of return of Porvenir’s mandatory investment in its stability reserve as prevailing market conditions during the year ended December 31, 2014 were more favorable due to local and global equity and fixed income market conditions than those prevailing during the year ended December 31, 2013. Porvenir’s rate of return on its investment portfolio increased from 2.1% for the year ended December 31, 2013 to 8.3% for the year ended December 31, 2014. Partially offsetting the increase in interest income was a Ps 7.1 billion increase in interest expense associated with a Ps 440.2 billion (U.S.$184 million) loan entered into by Porvenir to fund part of Horizonte’s acquisition.

Provisions

Porvenir’s net provisions increased by Ps 30.6 billion from a Ps 4.5 billion net expense for the year ended December 31, 2013 to a Ps 35.1 billion net expense for the year ended December 31, 2014. The increase in net provisions was mainly driven by an increase in accounts receivable from other pension funds managers associated to customers that change from one pension funds manager to another.

Total fees and other services income

Total net fees and other services income consists primarily of commissions earned on the administration of mandatory pension funds, severance funds, voluntary pension funds and third-party liability pension funds. Porvenir’s total net fees and other services income increased by Ps 39.3 billion, or 6.4%, to Ps 650.7 billion for the year ended December 31, 2014 as compared to Ps 611.4 billion for the year ended December 31, 2013.

Pension plan administration fees increased by Ps 34.4 billion to Ps 739.8 billion for the year ended December 31, 2014. This increase was primarily driven by a Ps 29.7 billion, or 6.0%, increase in fee income from the administration of mandatory pension funds due to an increase in the number of affiliate customers from 6.2 million as of December 31, 2013 to 6.8 million as of December 31, 2014.

Fee income from severance fund management increased by Ps 8.4 billion from Ps 105.4 billion for the year ended December 31, 2013 to Ps 113.7 billion for the year ended December 31, 2014. This increase was mainly due to an increase in the balance of assets under management in the severance funds.

Partially offsetting these increases were a Ps 5.3 billion decrease in revenues received from the administration of third-party liability pension funds from Ps 16.4 billion for the year ended December 31, 2013 to Ps 11.1 billion for the year ended December 31, 2014 and a Ps 0.7 billion decrease in fee income associated with the management of voluntary pension funds from Ps 64.2 billion for the year ended December 31, 2013 to Ps 63.5 billion for the year ended December 31, 2014

Fees and other service expenses decreased by Ps 4.1 billion, from Ps 94.7 billion for the year ended December 31, 2013 to Ps 90.7 billion for the year ended December 31, 2014.

Operating expenses

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Salaries and employee benefits	(112.0)	(125.7)	(13.8)	(10.9)
Bonus plan payments	(3.0)	(16.2)	(13.2)	(81.3)
Termination payments	(0.8)	(0.4)	0.5	123.2
Administrative and other expenses	(191.9)	(207.7)	(15.8)	(7.6)
Deposit security, net	–	(0.1)	(0.1)	(100.0)
Charitable and other donation expenses	(0.4)	(1.3)	(0.9)	(66.9)
Depreciation	(11.2)	(9.5)	1.7	17.5
Goodwill amortization	(9.1)	(6.1)	3.0	48.4
Total operating expenses	(328.5)	(367.1)	(38.6)	(10.5)

Porvenir’s total operating expenses decreased for the year ended December 31, 2014 by 10.5%, or Ps 38.6 billion, to Ps 328.5 billion primarily due to a Ps 15.8 billion decrease in administrative and other expenses, a Ps 13.8 billion decrease in salaries and employee benefits and a Ps 13.2 billion decrease in bonus plan payments. These decreases were mainly attributable to efficiencies resulting from the integration of Porvenir and Horizonte’s operations. Partially offsetting these decreases were a Ps 3.0 billion increase in goodwill amortization and a Ps 1.7 billion increase in depreciation expense. Porvenir’s efficiency ratio improved from 53.2% for the year ended December 31, 2013 to 40.4% for the year ended December 31, 2014.

Other operating income

Total other operating income decreased by Ps 8.7 billion for the year ended December 31, 2014 to Ps 30.9 billion from Ps 39.5 billion for the year ended December 31, 2013. This decrease was primarily due to a Ps 16.4 billion decrease in gains from foreign exchange and derivative operations offset in part by a Ps 7.8 billion increase in other operating income (which reflects income from Gestión & Contacto a subsidiary consolidated by Porvenir).

Non-operating income (expense, net)

Total non-operating income (expense), net includes provisions, gains on sale of property, administrative authority fines, and labor demand penalties. Total non-operating income (expense), net decreased by Ps 9.2 billion for the year ended December 31, 2014 from Ps 23.8 billion for the year ended December 31, 2013 to Ps 14.6 billion.

Income tax expense

Income tax expense increased by 24.6% to Ps 130.5 billion for the year ended December 31, 2014. This increase was driven primarily by a 32.1% increase in income before income tax expense and non-controlling interest. Porvenir’s effective tax rate, calculated before non-controlling interest, decreased from 33.5% for the year ended December 31, 2013 to 31.6% for the year ended December 31, 2014.

Non-controlling interest

Non-controlling interest decreased by Ps 6.1 billion to Ps 0.6 billion for the year ended December 31, 2014 as compared to Ps 6.6 billion for the year ended December 31, 2013. Non-controlling interest recorded for the year ended December 31, 2013 reflected the portion of Horizonte’s net income owned by third parties prior to Porvenir merging its operations with Horizonte. Because Horizonte was merged into Porvenir on December 31, 2013, no non-controlling interest will be recorded for Horizonte.

LB Panamá

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Total interest income	2,676.5	1,983.8	692.7	34.9
Total interest expense	(907.7)	(606.4)	301.3	49.7
Net interest income	1,768.7	1,377.4	391.3	28.4
Total (provisions) / reversals, net	(340.0)	(244.2)	95.8	39.2
Total fees and other services income, net	944.5	750.6	193.9	25.8
Total other operating income	105.9	113.8	(8.0)	(7.0)
Total operating income	2,479.1	1,997.6	481.5	24.1
Total operating expenses	(1,778.7)	(1,360.4)	418.3	30.8
Net operating income	700.4	637.2	63.2	9.9
Total non-operating income (expense), net	25.7	7.9	17.8	225.4
Income before income tax expense and non-controlling interest	726.1	645.1	81.0	12.6
Income tax expense	(223.0)	(164.2)	58.7	35.7
Income before non-controlling interest	503.1	480.9	22.3	4.6
Non-controlling interest	(1.1)	(0.1)	1.1	1,590.2
Net income attributable to shareholders	502.0	480.8	21.2	4.4

LB Panamá’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects (i) BAC Credomatic’s consolidated results since December 2010 (including Grupo Financiero Reformador and Banco BAC de Panamá, merged into BAC International Bank, Inc. on December 14, 2013, since December 2013). As of December 31, 2014, LB Panamá’s unconsolidated balance sheet carried goodwill of Ps 3,031.3 billion (U.S.$ 1,267 million) resulting from the direct acquisitions the company made of BAC Credomatic and Banco BAC de Panamá. LB Panamá’s unconsolidated balance sheet also includes Ps 2,527.2 billion (U.S.$1,056 million) of indebtedness, including Ps 646.0  billion (U.S.$270 million) incurred to fund a portion of our acquisition of BAC Credomatic and Ps 1,881.2 billion (U.S.$786 million) of additional indebtedness, of which Ps 589.3 billion (U.S.$246 million) is owed to Grupo Aval Limited and Ps 1,291.9 billion (U.S.$540 million) is owed to Deutsche Bank. As of December 31, 2014, LB Panamá had a fixed income portfolio of Ps 1,757.8 billion (U.S.$735 million) comprised mainly of investment grade bonds issued by Latin American sovereign and corporate issuers, acquired pursuant to Banco de Bogotá’s investment guidelines.

Because the acquisitions of Grupo Financiero Reformador and BBVA Panamá took place during December 2013, the income statement for 2013 does not include the results from these businesses. The results from of Grupo Financiero Reformador and Banco BAC de Panamá were consolidated into LB Panamá’s income statement for the first time during 2014.

LB Panamá’s net income attributable to shareholders for the year ended December 31, 2014 increased by 4.4%, or Ps 21.2 billion, to Ps 502.0 billion. This increase was mainly driven by an increase in net interest income, an increase in total fees and other services income, net, and an increase in total non-operating income. These increases were partially offset by an increase in total operating expenses, an increases in total provisions, net, an increase in income tax expense, and a decrease in total other operating income.

Net interest income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Interest income:
Interest on loans	2,411.0	1,764.4	646.6	36.7
Interest on investment securities	199.0	161.4	37.7	23.3
Interbank and overnight funds	34.6	30.5	4.2	13.7
Financial leases	31.8	27.6	4.2	15.3
Total interest income	2,676.5	1,983.8	692.7	34.9
Interest expense:
Checking accounts	(47.1)	(35.4)	11.7	33.0
Time deposits	(467.3)	(297.7)	169.6	57.0
Savings deposits	(58.0)	(39.7)	18.3	46.2
Total interest expense from deposits	(572.4)	(372.8)	199.7	53.6
Borrowing from banks and others	(287.6)	(197.9)	89.7	45.3
Interbank and overnight funds (expenses)	(6.0)	(3.9)	2.1	54.7
Long-term debt (bonds)	(41.7)	(31.9)	9.8	30.9
Total interest expense	(907.7)	(606.4)	301.3	49.7
Net interest income	1,768.7	1,377.4	391.3	28.4

LB Panamá’s net interest income increased by 28.4%, or Ps 391.3 billion, from Ps 1,377.4 billion for the year ended December 31, 2014 to Ps 1,768.7 billion for the year ended December 31, 2014. This increase was primarily driven by a Ps 692.7 billion increase in total interest income, of which Ps 650.9 billion was attributable to an increase in interest income from loans and financial leases. The increase in total interest income was partially offset by a Ps 301.3 billion increase in total interest expense.

Interest income from loans and financial leases increased by 36.3%, or Ps 650.9 billion, to Ps 2,442.8 billion for the year ended December 31, 2014. LB Panamá’s average loans and financial lease portfolio grew by 50.8%, or Ps 7,287.4 billion, to Ps 21,625.1 billion for the year ended December 31, 2014, resulting in a Ps 823.2 billion increase in interest income from loans and financial leases. The increase in the average loan and financial leases portfolio was principally driven by a combination of inorganic growth from the Central American acquisitions, organic growth and the impact of the devaluation of the peso. Partially offsetting this increase in interest income was the decrease in average yield on loans and financial leases from 12.5% for the year ended December 31, 2013 to 11.3% for the year ended December 31, 2014, which resulted in a Ps 172.3 billion decrease in interest income from loans and financial leases. The change in the average yield was the result of a change in the mix in the loan and financial lease portfolio as the Central American acquisitions consist of a greater portion of commercial loans (including financial leases) compared to BAC Credomatic’s loan portfolio.

Interest income from investment securities increased by Ps 37.7 billion to Ps 199.0 billion for the year ended December 31, 2014. This increase was mainly driven by an increase in the average volume of the investment portfolio of Ps 699.4 billion from Ps 3,320.1 billion for the year ended December 31, 2013, to Ps 4,019.5 billion for the year ended December 31, 2014, resulting in a Ps 34.6 billion increase in interest income. The increase in the average volume of the investment portfolio was driven by a combination of organic growth, inorganic growth from the Central American acquisitions and the impact of the devaluation of the peso. Also contributing to the increase in income from investment securities was an increase in the average yield of the investment portfolio from 4.9% for the year ended December 31, 2013 to 5.0% for the year ended December 31, 2014, which resulted in a Ps 3.0 billion increase in interest income from investment securities.

Interest income from interbank and overnight funds increased by Ps 4.2 billion from Ps 30.5 billion for the year ended December 31, 2013 to Ps 34.6 billion for the year ended December 31, 2014. The increase in interest income from interbank and overnight funds was mainly driven by an increase in the average rate earned on interbank and overnight funds from 4.0% for the year ended December 31, 2013 to 4.6% for the year ended December 31, 2014, which resulted in a Ps 4.9 billion increase in interest income. This increase was offset in part by a decrease in the average balance of interbank and overnight funds from Ps 770.5 billion for the year ended December 31, 2013 to Ps 753.5 for the year ended December 31, 2014, resulting in a Ps 0.8 billion decrease in interest income.

The average yield earned on interest earning assets decreased from 10.8% for the year ended December 31, 2013 to 10.1% for the year ended December 31, 2014, as a result of the decrease in the average yield on loans and financial leases associated with the change in the mix of the loan portfolio.

Total interest expense increased by Ps 301.3 billion to Ps 907.7 billion for the year ended December 31, 2014, mainly driven by a Ps 8,894.9 billion, or 45.5%, increase in the average balance of interest-beraing liabilities and by an increase of 9 basis points in the average cost of funds from 3.1% for the year ended December 31, 2013 to 3.2% for the year ended December 31, 2014. Total interest expense for interest-bearing deposits increased by Ps 199.7 billion to Ps 572.4 billion for the year ended December 31, 2014 mainly driven by a Ps 6,687.9 billion, or 48.9%, increase in the average balance of interest-bearing deposits and by an 8 basis points increase in the average cost of funds from 2.7% for the year ended December 31, 2013 to 2.8% for the year ended December 31, 2014.

The Ps 301.3 billion increase in interest expense was mainly driven by a Ps 169.6 billion increase in interest expense on time deposits, a Ps 89.7 billion increase in interest expense on borrowings from banks and others, a Ps 18.3 billion increase in interest expense on savings deposits, a Ps 11.7 billion increase in interest expense on interest-bearing checking accounts, a Ps 9.8 billion increase in interest expense on long-term debt, and a Ps 2.1 billion increase in interest expense on interbank and overnight funds.

The Ps 169.6 billion increase in interest expense on time deposits was mainly driven by a Ps 3,956.5 billion increase in the average balance of time deposits from Ps 5,845.6 billion for the year ended December 31, 2013 to Ps 9,802.1 billion for the year ended December 31, 2014, which resulted in an increase of Ps 188.6 billion in interest expense. The increase in the average balance of time deposits was driven by a combination of inorganic growth from the Central American acquisitions, organic growth and the impact of the devaluation of the peso. Partially offsetting this increase was a decrease in the average interest rate paid from 5.1% for the year ended December 31, 2013 to 4.8% for the year ended December 31, 2014, resulting in a Ps 19.0 billion decrease in interest expense.

The increase in interest expense on borrowings from banks and others of Ps 89.7 billion was driven by a Ps 2,009.6 billion increase in the average balance from Ps 5,351.9 billion to Ps 7,361.5 billion, which resulted in a Ps 78.5 billion increase in interest expense. The increase in the average balance of borrowings from banks and others was mainly driven by a combination of organic growth, inorganic growth from the Central American acquisitions and the impact of the devaluation of the peso. Also contributing to the increase in interest expense was an increase in the average interest rate paid from 3.7% for the year ended December 31, 2013 to 3.9% for the year ended December 31, 2014, the increase in the cost of these funds resulted in a Ps 11.2 billion increase in interest expense.

The Ps 18.3 billion increase in interest expense on savings deposits was driven by a Ps 1,253.9 billion increase in the average balance of these funds from Ps 2,983.8 billion for the year ended December 31, 2013 to Ps 4,237.7 billion for the year ended December 31, 2014, which contributed an increase of Ps 17.2 billion in interest expense. The increase in the average balance of savings deposits was driven by a combination of inorganic growth from the Central American acquisitions, organic growth and the impact of the devaluation of the peso. Also contributing to the increase in interest expense was an increase in the average interest rate paid which rose from 1.3% for the year ended December 31, 2013 to 1.4% for the year ended December 31, 2014 resulting in a Ps 1.2 billion increase in interest expense.

The increase in interest expense on interest-bearing checking accounts of Ps 11.7 billion was driven by a Ps 1,477.5 billion increase in the average balance of checking accounts from Ps 4,837.6 billion to Ps 6,315.2 billion, which contributed a Ps 11.0 billion increase in interest expense. The increase in the average balance of checking accounts was driven by a combination of inorganic growth from the Central American acquisitions, organic growth and the impact of the devaluation of the peso. Also contributing to the increase in interest expense on checking accounts was a slight increase in the average interest rate paid from 0.73% for the year ended December 31, 2013 to 0.75% for the year ended December 31, 2014 resulting in a Ps 0.7 billion increase in interest expense.

The Ps 9.8 billion increase in interest expense on long-term debt was driven by a Ps 159.6 billion increase in the average balance of long-term debt from Ps 466.7 billion to Ps 626.3 billion, resulting in a Ps 10.6 billion increase in interest expense. Partially offsetting this increase was a decrease in the average interest rate paid from 6.8% for the year ended December 31, 2013 to 6.7% for the year ended December 31, 2014, which resulted in a Ps 0.8 billion decrease in interest expense.

The increase in interest expense from interbank and overnight funds of Ps 2.1 billion was driven by a Ps 37.9 billion increase in the average balance of interbank and overnight funds to Ps 109.1 billion for the year ended December 31, 2014, resulting in a Ps 2.1 billion increase in interest expense, and by an increase in the average interest rate paid from 5.4% for the year ended December 31, 2013 to 5.5% for the year ended December 31, 2014, which resulted in a Ps 0.1 billion increase in interest expense.

The average rate paid on LB Panamá’s total interest-bearing liabilities slightly increased from 3.1% for the year ended December 31, 2013 to 3.2% for the year ended December 31, 2014.

Average total interest earning assets in LB Panamá increased by 43.2% or Ps 7,969.8 billion for the year ended December 31, 2014 compared to the year ended December 31, 2013 due to both organic and inorganic growth, while net interest income increased by 28.4%. This resulted in a contraction of the net interest margin from 7.5% for the year ended December 31, 2013 to 6.7% for the year ended December 31, 2014. In line with this trend, the interest spread between the average rate on loans and financial leases and the average rate paid on deposits decreased from 9.8% to 8.5%.

Both the decrease in net interest margin and the decrease in the spread between the average yield earned on loans and financial leases and the average rate paid on deposits were mainly driven by the decrease in the yield of the loan and financial lease portfolio.

Provisions

Total net provision expense of LB Panamá increased by Ps 95.8 billion to Ps 340.0 billion for the year ended December 31, 2014, driven primarily by a Ps 86.1 billion increase in net provisions for loans and financial leases and a Ps 10.9 billion increase in net provisions for foreclosed assets and other assets.

The Ps 95.8 billion increase in net provision expense for loan and financial lease losses was mainly driven by (i) the effects of the acquisitions of Grupo Reformador and BBVA Panamá in December 2013; (ii) the organic growth of BAC Credomatic’s Operation and (iii) the impact of the devaluation of the peso. LB Panamá’s delinquency ratio, measured as loans at least 30 days past due as a percentage of total loans, remained basically unchanged at 2.6% for both December 31, 2013 and December 31, 2014. The ratio of net provisions for loans and financial lease to average loans and financial leases decreased from 1.6% for the year ended December 31, 2013 to 1.5% for the year ended December 31, 2014.

Charge-offs increased from Ps 175.1 billion for the year ended December 31, 2013 to Ps 312.4 billion for the year ended December 31, 2014. LB Panamá’s ratio of charge-offs to average loans and financial leases increased from 1.2% for the year ended December 31, 2013 to 1.4% for the year ended December 31, 2014. LB Panamá’s allowance for loan and financial lease losses increased by Ps 112.4 billion from Ps 420.1 billion as of December 31, 2013 to Ps 532.5 billion as of December 31, 2014. LB Panamá’s coverage ratio over its past due loans was 74.5% as of December 31, 2014. The increase in charge-offs was mainly driven by the impact from the Central American acquisitions.

Net provisions for foreclosed assets and other assets increased by Ps 10.9 billion to a net expense of Ps 16.6 billion for the year ended December 31, 2014 from a net expense of Ps 5.6 billion for the year ended December 31, 2013.

Net provisions for accrued interest and other receivables increased by Ps 1.9 billion to a net expense of Ps 2.4 billion for the year ended December 31, 2014 from a net expense of Ps 0.4 billion for the year ended December 31, 2013.

The recovery of charged-off assets increased by Ps 3.2 billion to Ps 4.6 billion for the year ended December 31, 2014 from Ps 1.4 billion for the year ended December 31, 2013.

Total fees and other services income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	695.3	528.4	167.0	31.6
Branch network services	–	–	–	–
Credit card merchant fees	238.5	219.6	18.9	8.6
Checking fees	–	–	–	–
Warehouse services	–	–	–	–
Fiduciary activities	–	–	–	–
Pension plan administration	13.6	16.1	(2.5)	(15.7)
Other	79.3	66.2	13.2	19.9
Total fees and other services income	1,026.7	830.2	196.5	23.7
Fees and other services expenses	(82.2)	(79.6)	2.6	3.2
Total fees and other services income, net	944.5	750.6	193.9	25.8

Total net fees and other services income increased by 25.8%, or Ps 193.9 billion, to Ps 944.5 billion for the year ended December 31, 2014.

Of the Ps 193.9 billion increase in total net fees and other services income, Ps 52.0 billion, or 26.8%, was attributable to an increase in the average exchange rate used to translate LB Panamá’s financial statements from U.S. dollars to Colombian pesos. The average exchange rate increased from Ps 1,879.53 per U.S.$1.00 for 2013 to Ps 2,017.85 per U.S.$1.00 for the 2014 financial statements. In the absence of the impact of this increase in the average exchange rate, LB Panamá’s total net fees and other services income would have increased by 17.7%, or Ps 142.0 billion.

This Ps 142.0 billion increase was driven by a Ps 130.0 billion increase in commissions from banking services, a Ps 8.4 billion increase in other fees and a Ps 4.1 billion increase in credit card and merchant fees. These increases were driven by the organic and inorganic growth of the business.

Other operating income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	102.6	110.1	(7.6)	(6.9)
Gains on derivative operations, net	3.0	3.5	(0.5)	(14.6)
Gains on sales of investments in equity securities, net	–	–	–	–
Income from non-financial sector, net	–	–	–	–
Dividend income	–	–	–	–
Other	0.3	0.2	0.1	64.3
Other operating income	105.9	113.8	(8.0)	(7.0)

Total other operating income decreased by Ps 8.0 billion to Ps 105.9 billion for the year ended December 31, 2014 due primarily to a Ps 8.1 billion decrease in gains from foreign exchange and derivative operations. In the ordinary course of business, LB Panamá enters into forward contracts and other derivatives transactions in foreign currency almost entirely for hedging purposes and on behalf of its clients.

Operating expenses

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Salaries and employee benefits	(767.5)	(576.3)	191.2	33.2
Bonus plan payments	(63.9)	(66.6)	(2.7)	(4.1)
Termination payments	(20.0)	(13.5)	6.6	48.8
Administrative and other expenses	(739.0)	(577.5)	161.5	28.0
Deposit security, net	(16.9)	(10.6)	6.3	59.8
Charitable and other donation expenses	(3.2)	(1.9)	1.3	68.1
Depreciation	(72.2)	(57.4)	14.8	25.9
Goodwill amortization	(95.9)	(56.6)	39.4	69.6
Total operating expenses	(1,778.7)	(1,360.4)	418.3	30.8

Total operating expenses increased by 30.8%, or Ps 418.3 billion, to Ps 1,778.7 billion for the year ended December 31, 2014.

Of the Ps 418.3 billion increase in total operating expense, Ps 94.9 billion was attributable to an increase in the average exchange rate used  to translate LB Panamá’s financial statements from U.S. dollars to Colombian pesos. The average exchange rate increased from Ps 1,879.53 per U.S.$1.00 for 2013 to Ps 2,017.85 per U.S.$1.00 for the 2014 financial statements. In the absence of the impact of this increase in the average exchange rate, LB Panamá’s operating expenses would have increased by 22.2%, or Ps 323.5 billion.

The Ps 323.5 billion increase was driven by a Ps 150.5 billion increase in salaries and employee benefits, a Ps 121.7 billion increase in administrative and other expenses principally driven by the organic and inorganic growth of the business. Also contributing to the increase in operating expenses was a Ps 35.3 billion increase in goodwill amortizations, associated to Central American acquisitions, and a Ps 10.8 billion increase in depreciation expense.

Despite a deterioration of LB Panamá’s efficiency ratio calculated as operating expenses before depreciation and amortization divided by operating income before net provision expense from 55.6% for the year ended December 31, 2013 to 57.1% for the year ended December 31, 2014, the ratio of operating expenses before depreciation and amortization as a percentage of average assets improved from 4.9% for the year ended December 31, 2013 to 4.3% for the year ended December 31, 2014.

Non-operating income (expense)

Total net non-operating income (expense) increased by Ps 17.8 billion to Ps 25.7 billion for the year ended December 31, 2014 from Ps 7.9 for the year ended December 31, 2013. This increase was mainly due to the translation effect from the income statement from U.S. dollars to Colombian pesos driven by the depreciation of the Colombian peso during 2014.

Income tax expense

Income tax expense for LB Panamá increased Ps 58.7 billion, to Ps 223.0 billion for the year ended December 31, 2014. LB Panamá’s effective tax rate, calculated before non-controlling interest, increased from 25.5% for the year ended December 31, 2013 to 30.7% for the year ended December 31, 2014. The increase in the effective tax rate was mainly driven by an increase in goodwill amortization derived from the Central American acquisitions, which is a non-deductable expense.

Banco de Occidente

Net income

Banco de Occidente’s net income for the year ended December 31, 2014 was positively affected by a net gain of 729.8 billion associated with the reclassification of its investment in Corficolombiana from its available for sale portfolio to its trading portfolio, and with the sale of part of these shares to Grupo Aval. On December 17, 2014, Grupo Aval acquired from Banco de Occidente a 9.3% direct interest in Corficolombiana through the purchase of 20,008,260 common shares at a purchase price of Ps 38,459 per share. This price corresponds to the weighted average trading price of such shares on the Colombian Stock Exchange during the week immediately prior to this purchase. This positive effect is not reflected in Grupo Aval’s consolidated financials as both Banco de Occidente and Corficolombiana are consolidated on a book value basis.

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Total interest income	3,005.1	2,050.6	954.4	46.5
Total interest expense	(842.5)	(722.5)	120.0	16.6
Net interest income	2,162.6	1,328.1	834.5	62.8
Total (provisions) / reversals, net	(367.8)	(320.9)	46.9	14.6
Total fees and other services income, net	258.5	254.7	3.8	1.5
Total other operating income	391.8	320.8	71.1	22.2
Total operating income	2,445.2	1,582.7	862.5	54.5
Total operating expenses	(1,113.0)	(1,010.1)	102.9	10.2
Net operating income	1,332.2	572.6	759.6	132.7
Total non-operating income (expense), net	28.0	12.3	15.7	128.4
Income before income tax expense and non-controlling interest	1,360.2	584.8	775.3	132.6
Income tax expense	(163.1)	(155.5)	7.6	4.9
Income before non-controlling interest	1,197.1	429.4	767.7	178.8
Non-controlling interest	(1.5)	(1.2)	0.3	25.3
Net income attributable to shareholders	1,195.5	428.2	767.4	179.2

	Corficolombiana’s effect	Banco de Occidente excluding Corficolombiana’s effect in 2014
	Year ended December 31,	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2014	2013	#	%
		(in Ps billions)
Total interest income	720.9	2,284.2	2,050.6	233.6	11.4
Total interest expense	-	(842.5)	(722.5)	120.0	16.6
Net interest income	720.9	1,441.7	1,328.1	113.6	8.6
Total (provisions) / reversals, net	-	(367.8)	(320.9)	46.9	14.6
Total fees and other services income, net	-	258.5	254.7	3.8	1.5
Total other operating income	9.0	382.9	320.8	62.1	19.4
Total operating income	729.8	1,715.4	1,582.7	132.7	8.4
Total operating expenses	-	(1,113.0)	(1,010.1)	102.9	10.2
Net operating income	729.8	602.3	572.6	29.7	5.2
Total non-operating income (expense), net	-	28.0	12.3	15.7	128.4
Income before income tax expense and non-controlling interest	729.8	630.3	584.8	45.5	7.8
Income tax expense	-	(163.1)	(155.5)	7.6	4.9
Income before non-controlling interest	729.8	467.3	429.4	37.9	8.8
Non-controlling interest	-	(1.5)	(1.2)	0.3	25.3
Net income attributable to shareholders	729.8	465.7	428.2	37.6	8.8

Banco de Occidente, excluding the Corficolombiana effect

In order to fully reflect the ongoing business of Banco de Occidente, the discussion and analysis of results that follows excludes the non-recurring Corficolombiana effect.

Net interest income

	Banco de Occidente excluding Corficolombiana’s effect in 2014
	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,585.9	1,458.3	127.6	8.8
Interest on investment securities	227.1	125.1	101.9	81.5
Interbank and overnight funds	43.8	41.5	2.3	5.5
Financial leases	427.4	425.7	1.7	0.4
Total interest income	2,284.2	2,050.6	233.6	11.4
Interest expense:
Checking accounts	(13.9)	(10.8)	3.1	28.3
Time deposits	(281.3)	(237.1)	44.1	18.6
Savings deposits	(342.9)	(241.1)	101.8	42.2
Total interest expense from deposits	(638.0)	(489.0)	149.0	30.5
Borrowing from banks and others	(49.3)	(59.8)	(10.6)	(17.7)
Interbank and overnight funds (expenses)	(7.2)	(17.1)	(9.9)	(57.8)
Long-term debt (bonds)	(148.0)	(156.5)	(8.6)	(5.5)
Total interest expense	(842.5)	(722.5)	120.0	16.6
Net interest income	1,441.7	1,328.1	113.6	8.6

Banco de Occidente’s net interest income grew by 8.6%, or Ps 113.6 billion, from Ps 1,328.1 billion for the year ended December 31, 2013 to Ps 1,441.7 billion for the year ended December 31, 2014. This increase was driven primarily by a Ps 233.6 billion increase in total interest income offset in part by a Ps 120.0 billion increase in total interest expense.

Interest income from loans and financial leases increased by 6.9%, or Ps 129.3 billion, to Ps 2,013.4 billion for the year ended December 31, 2014 compared to the same period of 2013. Banco de Occidente’s average loans and financial lease portfolio grew by 13.6%, or Ps 2,397.3 billion, to Ps 20,056.0 billion, resulting in a Ps 232.0 billion increase in interest income from loans and financial leases. The balance of commercial loans (including financial leases) and consumer loans increased by Ps 527.8 billion and Ps 951.6 billion, respectively between December 31, 2013 and December 31, 2014. Partially offsetting the increase in interest income from loans and financial leases, derived from a higher average loan and financial lease portfolio, was the decrease in their average yield from 10.7% for the year ended December 31, 2013 to 10.0% for the year ended December 31, 2014, which resulted in a Ps 102.6 billion decrease in interest income from loans and financial leases. The decrease in the yield was a result of (i) a decreasing rate environment in Colombia where the average DTF rate decreased from 4.24% for the year ended December 31, 2013 to 4.07% for the year ended December 31, 2014 and (ii) the competitive landscape in Colombia.

Interest income from investment securities increased by Ps 101.9 billion to Ps 227.1 billion for the year ended December 31, 2014. The fixed income portfolio generated Ps 203.8 billion, or 89.8% of Banco de Occidente’s earnings on investment securities for the year ended December 31, 2014, while the equity portfolio generated Ps 23.3 billion, or 10.2% of earnings from investment securities. The Ps 101.9 billion increase was driven by (i) an increase in the average yield earned on investment securities from 2.5% for the year ended December 31, 2013 to 3.6% for the same period in 2014, which resulted in a Ps 52.5 billion increase interest income, and (ii) an increase in the average balance of the investment portfolio of Ps 1,338.7 billion, or 26.5%, to Ps 6,381.8 billion for the year ended December 31, 2014, resulting in a Ps 49.4 billion increase in interest income.

The average yield earned on interest earning assets decreased from 8.9% for the year ended December 31, 2013 to 8.5% for the year ended December 31, 2014, primarily as a result of the decline in the yield from the loans and financial leases portfolio described above.

Total interest expense increased by Ps 120.0 billion to Ps 842.5 billion for the year ended December 31, 2014, mainly driven by a Ps 3,337.8 billion, or 18.2%, increase in the average balance of interest-beraing liabilities, offset in part by a 5 basis points decrease in the average cost of funds from 3.94% for the year ended December 31, 2013 to 3.89% for the year ended December 31, 2014. Total interest expense for interest-bearing deposits increased by Ps 149.0 billion to Ps 638.0 billion for the year ended December 31, 2014 mainly driven by a Ps 3,846.9 billion, or 28.2%, increase in the average balance of interest-bearing deposits and by a 6 basis points increase in the average cost of funds from 3.58% for the year ended December 31, 2013 to 3.64% for the year ended December 31, 2014.

The 16.6%, or Ps 120.0 billion, increase in total interest expense to Ps 842.5 billion for the year ended December 31, 2014 was mainly driven by a Ps 149.0 billion increase in interest expense from deposits (Ps 101.8 billion in interest expense on savings deposits, Ps 44.1 billion in interest expense on time deposits and Ps 3.1 billion interest expense on interest-bearing checking accounts) associated with a Ps 3,846.9 billion increase in the average balance of deposits. Partially offsetting these increases in interest expense were a Ps 10.6 billion decrease in interest expense on borrowings from banks and others, a Ps 9.9 billion decrease in interest expense on interbank and overnight funds and a Ps 8.6 billion decrease in interest expense on long-term debt.

The increase in interest expense on savings deposits of Ps 101.8 billion was driven by an increase in the average balance of savings deposits from Ps 7,703.6 billion for the year ended December 31, 2013 to Ps 9,876.0 billion for the year ended December 31, 2014, which resulted in a Ps 75.8 billion increase in interest expense. Also contributing to the increase in interest expense was an increase in the average interest rate paid on savings deposits from 3.1% for the year ended December 31, 2013 to 3.5% for the year ended December 31, 2014, resulting in Ps 26.0 billion increase in interest expense.

The Ps 44.1 billion increase in interest expense on time deposits was driven by an increase in the average balance of time deposits from Ps 5,100.3 billion for the year ended December 31, 2013 to Ps 6,383.8 billion for the year ended December 31, 2014 contributing with an increase of Ps 57.0 billion in interest expense. Partially offsetting this increase in interest expense was a decrease in the average interest rate paid on time deposits from 4.6% for the year ended December 31, 2013 to 4.4% for the year ended December 31, 2014. This decrease in the rate paid was consistent with a decreasing interest-rate environment and resulted in a Ps 12.8 billion decrease in interest expense.

The increase in interest expense on interest-bearing checking accounts of Ps 3.1 billion was driven primarily by a Ps 391.1 billion increase in the average balance of checking accounts to Ps 1,248.4 billion for the year ended December 31, 2014, which resulted in a Ps 4.3 billion increase in interest expense. This decrease was offset in part by a decrease in the average interest rate paid on checking accounts, consistent with the decreasing interest-rate environment, from 1.3% for the year ended December 31, 2013 to 1.1% for the year ended December 31, 2014 which resulted in a Ps 1.3 billion decrease in interest expense.

The Ps 10.6 billion decrease in interest expense from borrowings from banks and others was driven by a decrease in the average balance from Ps 1,696.8 billion for the year ended December 31, 2013 to Ps 1,594.0 billion for the year ended December 31, 2014, resulting in a Ps 6.0 billion decrease in interest expense. Also contributing to the decrease in interest expense was a decrease in the average rate paid from 3.5% for the year ended December 31, 2013 to 3.1% for the year ended December 31, 2014. This decrease in the rate paid was consistent with a decreasing interest-rate environment and resulted in a Ps 4.6 billion decrease in interest expense.

The decrease in interest expense from interbank and overnight funds of Ps 9.9 billion was driven by a decrease in the average balance of interbank and overnight funds to Ps 246.0 billion for the year ended December 31, 2014, which resulted in a Ps 5.9 billion decrease in interest expense. Also contributing to the decrease in interest expense was a decrease in the average interest rate paid, partially related to the decreasing interest-rate environment, from 4.2% for the year ended December 31, 2013 to 2.9% for the year ended December 31, 2014 which resulted in a Ps 3.9 billion decrease in interest expense.

The Ps 8.6 billion decrease in interest expense from long-term debt was driven by a decrease in the average balance from Ps 2,560.9 billion for the year ended December 31, 2013 to Ps 2,314.4 billion for the year ended

December 31, 2014, resulting in a Ps 15.8 billion decrease in interest expense. This decrease was partially offset by an increase in the average rate paid on long-term debt from 6.1% for the year ended December 31, 2013 to 6.4% for the year ended December 31, 2014. This increase in the rate paid resulted in a Ps 7.2 billion increase in interest expense.

The average rate paid on interest-bearing liabilities slightly decreased from 3.94% for the year ended December 31, 2013 to 3.89% for the year ended December 31, 2014.

The average total interest earning assets for the year ended December 31, 2014 increased by 16.0% or Ps 3,703.3 billion compared to the year ended December 31, 2013, and net interest income between the same periods increased by 8.6%, resulting in a contraction in the net interest margin from 5.7% for the year ended December 31, 2013 to 5.4% for the year ended December 31, 2014. The interest spread between the average rate on loans and financial leases and the average rate paid on deposits showed a similar tendency decreasing from 7.1% for the year ended December 31, 2013 to 6.4% for the year ended December 31, 2014.

Both the decrease in net interest margin and the decrease in the spread between the average yield earned on loans and financial leases and the average rate paid on deposits were mainly driven by the decrease in the yield of the loan and financial lease portfolio.

Provisions

Total net provisions increased by Ps 46.9 billion to Ps 367.8 billion for the year ended December 31, 2014 versus the year ended December 31, 2013. This increase was mainly driven by a Ps 43.7 billion increase in net provisions for loans and financial leases to Ps 376.4 billion.

The Ps 43.7 billion increase in the net provision for loan and financial lease losses was driven by (i) a 13.8% increase in the average balance of total gross loans and financial leases and (ii) a deterioration in Banco de Occidente’s delinquency ratio, measured as loans at least 30 days past due as a percentage of total gross loans, from 2.4% as of December 31, 2013 to 3.0% as of December 31, 2014. The deterioration in the delinquency ratio was driven by a deterioration in the delinquency ratios of the commercial loan portfolio (from 1.4% as of December 31, 2013 to 2.2% as of December 31, 2014) and the financial lease portfolio (from 3.1% as of December 31, 2013 to 4.2% as of December 31, 2014). The deteriorations of the commercial loan portfolio and the financial lease portfolio were associated with oil related companies, among others. Charge-offs increased from Ps 243.4 billion for the year ended December 31, 2013 to Ps 281.9 billion for the year ended December 31, 2014. Banco de Occidente’s ratio of charge-offs to average balance of loans and financial leases remained substantially unchanged at 1.4% for both the years ended December 31, 2013 and 2014. Since charge-offs were only a fraction of net provisions for loans and financial leases, the total allowance for loans and financial lease losses increased from Ps 700.4 billion as of December 31, 2013 to Ps 796.5 billion as of December 31, 2014. As of December 31, 2014 Banco de Occidente’s coverage ratio for its past due loans was 123.0%.

The recovery of charged-off assets increased by Ps 9.7 billion to Ps 60.0 billion for the year ended December 31, 2014. The ratio of recovered charged-off assets to average loans and financial leases was 0.3% for both the years ended December 31, 2013 and 2014.

Total fees and other services income, net

	Banco de Occidente excluding Corficolombiana’s effect in 2014
	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	203.2	189.4	13.8	7.3
Branch network services	–	–	–	–
Credit card merchant fees	108.2	98.0	10.2	10.4
Checking fees	20.6	20.8	(0.2)	(0.9)
Warehouse services	–	–	–	–
Fiduciary activities	48.4	48.4	0.1	0.1
Pension plan administration	–	–	–	–
Other	36.4	33.5	2.9	8.6
Total fees and other services income	416.8	390.1	26.7	6.9
Fees and other services expenses	(158.3)	(135.4)	22.9	16.9
Total fees and other services income, net	258.5	254.7	3.8	1.5

Total fees and other services income, net increased by 1.5%, or Ps 3.8 billion, to Ps 258.5 billion for the year ended December 31, 2014. This increase was primarily due to a Ps 13.8 billion increase in commissions from banking services to Ps 203.2 billion, mainly as a result of Banco de Occidente’s organic growth and higher commissions charged on different products such as management fees, a Ps 10.2 billion increase in credit card merchant fess to Ps 108.2 billion and a Ps 2.9 billion increase in other fees. Partially offsetting these increases was the Ps 22.9 billion increase in fees and other services expenses to Ps 158.3 billion.

Other operating income

	Banco de Occidente excluding Corficolombiana’s effect in 2014
	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	79.1	22.5	56.6	(251.7)
Gains on derivative operations, net	(34.5)	3.3	(37.8)	(1,139.6)
Gains on sales of investments in equity securities, net	(0.1)	–	(0.1)	–
Income from non-financial sector, net	2.6	1.5	1.1	71.6
Dividend income	153.6	143.1	10.5	7.3
Other	182.1	150.3	31.8	21.2
Other operating income	382.9	320.8	62.1	19.4

Total other operating income increased by 19.4%, or Ps 62.1 billion, to Ps 382.9 billion for the year ended December 31, 2014. This increase was primarily a result of a Ps 31.8 billion increase in other operating income, due to higher income from operating leases, a Ps 18.8 billion increase in gains from foreign exchange and derivative operations and a Ps 10.5 billion increase in dividend income.

Operating expenses

	Banco de Occidente excluding Corficolombiana’s effect in 2014
	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Salaries and employee benefits	(351.8)	(344.8)	7.0	2.0
Bonus plan payments	(25.3)	(23.5)	1.8	7.7
Termination payments	(6.1)	(3.3)	2.8	83.3
Administrative and other expenses	(502.0)	(448.4)	53.5	11.9
Deposit security, net	(53.6)	(46.7)	6.9	14.8
Charitable and other donation expenses	(0.6)	(0.7)	(0.1)	(17.0)
Depreciation	(171.9)	(141.0)	30.9	21.9
Goodwill amortization	(1.7)	(1.5)	0.1	7.0
Total operating expenses	(1,113.0)	(1,010.1)	102.9	10.2

Total operating expenses increased by 10.2%, or Ps 102.9 billion, to Ps 1,113.0 billion for the year ended December 31, 2014 and total operating expense before depreciation and amortization increased by 8.3%, or Ps 72.0 billion, to Ps 939.5 billion for the year ended December 31, 2014. The Ps 102.9 billion increase in total operating expense was primarily due to a Ps 53.5 billion increase in administrative and other expenses, to Ps 502.0 billion, principally driven by the organic growth of the business and particularly as a result of Banco de Occidente’s larger loan and financial lease portfolio. Depreciation expense increased by Ps 30.9 billion to Ps 171.9 billion as a result of higher depreciation expense from operating leases. Deposit security expense, net (representing Colombian mandatory deposit insurance) increased by Ps 6.9 billion, due to an increase in the average balance of deposits.

Salaries and employee benefits increased by Ps 7.0 billion or 2.0% to Ps 351.8 billion, which was mainly explained by an increase in headcount from 11,652 at December 31, 2013 to 14,562 at December 31, 2014.

Banco de Occidente’s efficiency, measured as a cost-to-income ratio, improved from 45.6% for the year ended December 31, 2013 to 45.1% for the year ended December 31, 2014. The ratio of operating expenses before depreciation and amortization as a percentage of average assets also improved from 3.3% for the year ended December 31, 2013 to 3.1% for the year ended December 31, 2014.

Non-operating income (expense)

Total non-operating income (expense) includes gains (losses) from the sale of foreclosed assets, property, plant and equipment and other assets. Total non-operating income increased by Ps 15.7 billion to Ps 28.0 billion for the year ended December 31, 2014, from a total net non-operating income of Ps 12.3 billion for the year ended December 31, 2013. This increase was mainly driven by a Ps 10.8 billion increase in non-operating income and a Ps 5.0 billion decrease in non-operating expense.

Income tax expense

Income tax expense for Banco de Occidente increased by Ps 7.6 billion to Ps 163.1 billion for the year ended December 31, 2014. This increase was due to a higher income before income tax expense and non-controlling interest.

Banco de Occidente’s effective tax rate, calculated before non-controlling interest, improved from 26.6% for the year ended December 31, 2013 to 25.9% from the year ended December 31, 2014.

Non-controlling interest

Banco de Occidente’s non-controlling interest increased by Ps 0.3 billion to Ps 1.5 billion for the year ended December 31, 2014. Non-controlling interest is not a significant contributor to net income for Banco de Occidente, responsible for only 0.3% of net income before non-controlling interest, excluding the positive effect from Corficolombiana, for the year ended December 31, 2014.

Banco Popular

Net income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Total interest income	1,585.3	1,564.9	20.4	1.3
Total interest expense	(505.5)	(458.7)	46.8	10.2
Net interest income	1,079.8	1,106.2	(26.4)	(2.4)
Total (provisions) / reversals, net	(69.1)	(66.1)	3.0	4.5
Total fees and other services income, net	143.5	147.6	(4.0)	(2.7)
Total other operating income	59.3	44.0	15.2	34.5
Total operating income	1,213.5	1,231.7	(18.2)	(1.5)
Total operating expenses	(710.4)	(715.9)	(5.5)	(0.8)
Net operating income	503.1	515.8	(12.8)	(2.5)
Total non-operating income (expense), net	48.0	93.4	(45.4)	(48.6)
Income before income tax expense and non-controlling interest	551.1	609.2	(58.2)	(9.5)
Income tax expense	(184.6)	(210.6)	(26.1)	(12.4)
Income before non-controlling interest	366.5	398.6	(32.1)	(8.1)
Non-controlling interest	(0.8)	(2.3)	(1.5)	(64.8)
Net income attributable to shareholders	365.7	396.3	(30.6)	(7.7)

Banco Popular’s net income attributable to shareholders decreased by 7.7% to Ps 365.7 billion for the year ended December 31, 2014. The decrease in net income was attributable to a decrease in total operating income and a decrease in total non-operating income. The above results were partially offset by a decrease in income tax expense, a decrease in total operating expenses and a decrease in non-controlling interest.

Net interest income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,389.2	1,400.8	(11.7)	(0.8)
Interest on investment securities	159.4	116.3	43.2	37.1
Interbank and overnight funds	11.6	14.1	(2.4)	(17.3)
Financial leases	25.1	33.7	(8.6)	(25.6)
Total interest income	1,585.3	1,564.9	20.4	1.3
Interest expense:
Checking accounts	(4.7)	(7.5)	(2.8)	(37.4)
Time deposits	(73.8)	(86.4)	(12.5)	(14.5)
Savings deposits	(296.4)	(245.1)	51.3	20.9
Total interest expense from deposits	(374.9)	(339.0)	35.9	10.6
Borrowing from banks and others	(5.2)	(9.3)	(4.1)	(44.4)
Interbank and overnight funds (expenses)	(9.4)	(3.8)	5.6	145.2
Long-term debt (bonds)	(116.0)	(106.5)	9.5	8.9
Total interest expense	(505.5)	(458.7)	46.8	10.2
Net interest income	1,079.8	1,106.2	(26.4)	(2.4)

Banco Popular’s net interest income decreased by 2.4%, or Ps 26.4 billion, from Ps 1,106.2 billion for the year ended December 31, 2013 to Ps 1,079.8 billion for the year ended December 31, 2014. This decrease was driven primarily by a Ps 46.8 billion increase in total interest expense offset in part by a Ps 20.4 billion increase in total interest income.

Despite a 7.5%, or Ps 857.2 billion, increase in Banco Popular’s average interest earning loans and financial leases portfolio to Ps 12,336.6 billion for the year ended December 31, 2014, which resulted in a Ps 99.1 billion increase in interest income, total interest income from loans and financial leases decreased by 1.4%, or Ps 20.3 billion, to Ps 1,414.3 billion for the year ended December 31, 2014 due to a decrease in the average yield of loans and financial leases from 12.5% for the year ended December 31, 2013 to 11.5% for the year ended December 31, 2014, which resulted in a Ps 119.3 billion decrease in interest income from loans and financial leases. The decrease in the yield was a result of (i) a decreasing rate environment in Colombia where the average DTF rate decreased from 4.24% for the year ended December 31, 2013 to 4.07% for the year ended December 31, 2014 and (ii) a highly competitive landscape in Colombia, particularly aggressive in payroll loans.

Interest income from investment securities increased by 37.1%, or Ps 43.2 billion, to Ps 159.4 billion for the year ended December 31, 2014 driven by (i) a 21.2% increase in the average balance of investment securities from Ps 2,453.6 billion for the year ended December 31, 2013 to Ps 2,973.4 billion for the year ended December 31, 2014, which resulted in Ps 27.9 billion increase in interest income and, (ii) an increase in the average yield earned on investment securities from 4.7% for the year ended December 31, 2013 to 5.4% for the year ended December 31, 2014, resulting in a Ps 15.3 billion increase in interest income.

The fixed income portfolio generated Ps 156.8 billion of interest income from investment securities, accounting for 98.3% of Banco Popular’s interest income from investment securities, while the equity portfolio generated Ps 2.7 billion of interest income from investment securities, accounting for 1.7% of Banco Popular’s interest income from investment securities.

Interest income from interbank and overnight funds decreased by Ps 2.4 billion to Ps 11.6 billion for the year ended December 31, 2014 mainly driven by a decrease in the average balance of interbank and overnight funds from Ps 136.4 billion as of December 31, 2013 to Ps 115.6 billion as of December 31, 2014.

Driven by the decrease in the yield of the loan and financial lease portfolio, the average yield from interest earning assets decreased from 11.1% for the year ended December 31, 2013 to 10.3% for the year ended December 31, 2014.

Total interest expense increased by Ps 46.8 billion to Ps 505.5 billion for the year ended December 31, 2014, mainly driven by a Ps 1,324.9 billion, or 11.9%, increase in the average balance of interest-beraing liabilities, offset in part by a 6 basis points decrease in the average cost of funds from 4.13% for the year ended December 31, 2013 to 4.07% for the year ended December 31, 2014. Total interest expense for interest-bearing deposits increased by Ps 35.9 billion to Ps 374.9 billion for the year ended December 31, 2014 mainly driven by a Ps 1,223.5 billion, or 13.6%, increase in the average balance of interest-bearing deposits, offset in part by a 10 basis points decrease in the average cost of funds from 3.77% for the year ended December 31, 2013 to 3.67% for the year ended December 31, 2014.

The Ps 46.8 billion increase in total interest expense was mainly explained by a Ps 51.3 billion increase in interest expense on savings deposits, a Ps 9.5 billion increase in interest expense on long-term debt and a Ps 5.6 billion increase in interest expense on interbank and overnight funds. These increases were partially offset by a Ps 12.5 billion decrease in interest expense on time deposits, a Ps 4.1 billion decrease in interest expense on borrowings from banks and others and a Ps 2.8 billion decrease in interest expense on interest-bearing checking accounts.

The increase in interest expense on savings deposits of Ps 51.3 billion was mainly due to a 19.9% or Ps 1,429.9 billion increase in the average balance of these funds from Ps 7,180.5 billion for the year ended December 31, 2013 to Ps 8,610.4 billion for the year ended December 31, 2014, which resulted in a Ps 49.2 billion increase in interest expense. Also contributing to the increase in interest expense was a slight increase in the average interest rate paid on savings deposits from 3.41% for the year ended December 31, 2013 to 3.44% for the year ended December 31, 2014, resulting in a Ps 2.0 billion increase in interest expense.

The Ps 9.5 billion increase in interest expense on long-term debt was driven by an increase in the average rate paid for long-term debt which increased from 5.8% for the year ended December 31, 2013 to 6.0% for the year ended December 31, 2014, which resulted in Ps 5.1 billion increase in interest expense. Also contributing to the increase in interest expense was an increase in the average balance of these funds from Ps 1,845.9 billion for the year ended December 31, 2013 to Ps 1,918.2 billion for the year ended December 31, 2014, which resulted in an increase of Ps 4.4 billion in interest expense.

The increase in interest expense on interbank and overnight funds of Ps 5.6 billion was mainly driven by a Ps 79.8 billion increase in the average balance of this funds from Ps 19.5 billion for the year ended December 31, 2013 to Ps 99.2 billion for the year ended December 31, 2014, which resulted in a Ps 7.7 billion increase in interest expense. Partially offsetting this increase was a decrease in the average interest rate paid on those funds from 19.7% for the year ended December 31, 2013 to 9.5% for the year ended December 31, 2014, which resulted in Ps 2.2 billion decrease in interest expense.

The Ps 12.5 billion decrease in interest expense on time deposits was driven by a 12.0% decrease in the average balance of time deposits from Ps 1,622.2 billion for the year ended December 31, 2013 to Ps 1,427.7 billion for the year ended December 31, 2014, which resulted in a decrease of Ps 10.1 billion in interest expense, and a decrease in the average interest rate paid on those deposits from 5.3% for the year ended December 31, 2013 to 5.2% for the year ended December 31, 2014. The decrease in the cost of these funds resulted in a decrease of Ps 2.5 billion in interest expense and was mainly a result of the above-mentioned decreasing DTF rate environment.

The decrease in interest expense on borrowings from banks and others of Ps 4.1 billion was driven by a decrease in the average balance of these funds from Ps 235.8 billion for the year ended December 31, 2013 to Ps 185.1 billion for the year ended December 31, 2014, which resulted in a decrease of Ps 2.0 billion in interest expense, and by a decrease in the average interest rate paid on borrowings from banks and others from 4.0% for the year ended December 31, 2013 to 2.8% for the year ended December 31, 2014, resulting in a Ps 2.2 billion decrease in interest expense. The decrease in the interest rate paid was, as in the case of the time deposits, consistent with a decreasing interest-rate environment.

The Ps 2.8 billion decrease in interest expense on interest-bearing checking accounts was driven by a decrease in the average rate paid for checking accounts from 3.8% for the year ended December 31, 2013 to 2.5% for the year ended December 31, 2014. The decrease in the interest rate paid was also consistent with the decreasing interest-rate environment and resulted in a Ps 2.5 billion decrease in interest expense. Also contributing to this decrease was a Ps 11.8 billion decrease in the average balance of these funds from Ps 200.4 billion for the year ended December 31, 2013 to Ps 188.5 billion for the year ended December 31, 2014, which resulted in an decrease of Ps 0.3 billion in interest expense.

The average rate paid on interest-bearing liabilities slightly decreased from 4.13% for the year ended December 31, 2013 to 4.07% for the year ended December 31, 2014.

Average total interest earning assets for the year ended December 31, 2014 increased by 9.6% or Ps 1,356.3 billion to Ps 15,425.6 billion compared to the year ended December 31, 2013, while net interest income decreased between the same periods by 2.4%, as a result, net interest margin for the year ended December 31, 2014 was 7.0% decreasing from 7.9% for the year ended December 31, 2013. Interest spread between the average yield earned on loans and financial leases and the average rate paid on deposits also decreased from 8.7% for the year ended December 31, 2013 to 7.8% for the year ended December 31, 2014.

Both the decrease in net interest margin and the decrease in the spread between the average yield earned on loans and financial leases and the average rate paid on deposits were mainly driven by the decrease in the yield of the loan and financial lease portfolio.

Provisions

Total net provisions increased by Ps 3.0 billion to Ps 69.1 billion for the year ended December 31, 2014 versus the same period of 2013, driven primarily by a Ps 3.1 billion increase in net provisions for loans and financial leases. The increase in the net provision for loan and financial lease losses was mostly attributable to the increase of the loan and financial lease portfolio. Banco Popular’s delinquency ratio, measured as loans at least 30 days past due as a percentage of total gross loans, remained basically unchanged at 2.1% for both December 31, 2013 and December 31, 2014. The ratio of net provisions for loans and financial leases losses to average loans and financial leases was 0.6% for both the year ended December 31, 2013 and the year ended December 31, 2014.

Charge-offs increased from Ps 65.8 billion for the year ended December 31, 2013 to Ps 71.1 billion for the year ended December 31, 2014. Banco Popular’s ratio of charge-offs to average loans and financial leases remained basically unchanged at 0.6% for both the year ended December 31, 2013 and the year ended December 31, 2014. As of December 31, 2014 Banco Popular’s coverage over its past due loans was 159.9%.

Net provisions for accrued interest and other receivables increased by Ps 0.7 billion to a net expense of Ps 3.7 billion for the year ended December 31, 2014 from a net expense of Ps 3.0 billion for the year ended December 31, 2013 due to a combination of a higher provision expense of Ps 0.9 billion and higher reversals of provisions of Ps 0.2 billion.

Net provisions for foreclosed assets and other assets decreases by Ps 1.3 billion from a net expense of Ps 4.5 billion for the year ended December 31, 2013 to a net expense of Ps 3.2 billion for the year ended December 31, 2014.

The recovery of charged-off assets slightly decreased by Ps 0.5 billion from Ps 16.0 billon for the year ended December 31, 2013 to Ps 15.4 billion for the year ended December 31, 2014.

Total fees and other services income, net

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	93.5	94.3	(0.8)	(0.9)
Branch network services	–	–	–	–
Credit card merchant fees	7.4	6.8	0.5	7.7
Checking fees	2.9	3.2	(0.3)	(9.2)
Warehouse services	59.9	59.7	0.1	0.2
Fiduciary activities	14.2	14.2	0.0	0.3
Pension plan administration	0.7	0.7	0.1	9.3
Other	7.6	8.4	(0.8)	(9.7)
Total fees and other services income	186.2	187.4	(1.2)	(0.6)
Fees and other services expenses	(42.7)	(39.8)	2.9	7.2
Total fees and other services income, net	143.5	147.6	(4.0)	(2.7)
Total fees and other services income, net decreased by 2.7%, or Ps 4.0 billion, to Ps 143.5 billion for the year ended December 31, 2014. This decrease was primarily due to a Ps 2.9 billion increase in in total fees and other services expenses to Ps 42.7 billion, a Ps 0.8 billion decrease in commissions from banking services to Ps 93.5 billion and a Ps 0.8 billion decrease in other fees to Ps 7.6 billion. Partially offsetting these decreases was a Ps 0.5 billion increase in credit card and merchant bank fees to Ps 7.4 billion.

Other operating income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	4.2	2.7	1.5	55.5
Gains on derivative operations, net	(1.3)	(0.2)	(1.1)	(444.2)
Gains on sales of investments in equity securities, net	–	–	–	–
Income from non-financial sector, net	(0.8)	2.7	(3.5)	(131.8)
Dividend income	41.7	33.3	8.4	25.3
Other	15.5	5.6	9.9	174.9
Other operating income	59.3	44.0	15.2	34.5

Total other operating income increased by Ps 15.2 billion, to Ps 59.3 billion for the year ended December 31, 2014. This increase was primarily a result of a Ps 9.9 billion increase in other income and a Ps 8.4 billion increase in dividend income, partially offset by a Ps 3.5 billion decrease in income from non-financial sector.

The Ps 9.9 billion increase in other income was mainly driven by an increase in operating income from Banco Popular’s subsidiary Alpopular (a logistic services company). The Ps 8.4 billion increase in dividend income was mainly driven by higher dividends received from Banco Popular’s investment in Corficolombiana during the year ended December 31, 2014 than during the year ended December 31, 2013.

Operating expenses

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Salaries and employee benefits	(254.6)	(263.8)	(9.2)	(3.5)
Bonus plan payments	(7.5)	(4.1)	3.3	80.7
Termination payments	(0.9)	(0.7)	0.3	41.9
Administrative and other expenses	(388.1)	(388.1)	(0.0)	(0.0)
Deposit security, net	(31.2)	(31.5)	(0.3)	(0.8)
Charitable and other donation expenses	(1.7)	(1.4)	0.3	18.1
Depreciation	(26.4)	(26.3)	0.2	0.6
Goodwill amortization	–	–	–	–
Total operating expenses	(710.4)	(715.9)	(5.5)	(0.8)

Total operating expenses decreased by Ps 5.5 billion to Ps 710.4 billion for the year ended December 31, 2014 versus the year ended December 31, 2013, due to an effort from management to control expenses. The decrease in total operating expense was mainly driven by a Ps 9.2 billion decrease in salaries and employee benefits to Ps 254.6 billion, despite an increase in headcount from 6,709 at December 31, 2013 to 7,118 at December 31, 2014. Partially offsetting this decrease was a Ps 3.3 billion increase in bonus plan payments to Ps 7.5 billion for the year ended December 31, 2014.

Banco Popular’s efficiency ratio slightly deteriorated, on a cost to income basis, from 53.1% for the year ended December 31, 2013 to 53.3% for the year ended December 31, 2014 as operating income before provisions grew at a slower pace than operating expenses. The ratio of operating expenses before depreciation and amortization as a percentage of average assets improved from 4.3% for the year ended December 31, 2013 to 3.9% for the year ended December 31, 2014.

Non-operating income (expense)

Total net non-operating income (expense) decreased by Ps 45.4 billion to Ps 48.0 billion for the year ended December 31, 2014, principally driven by a Ps 54.5 billion decrease in recoveries as this line item the year ended December 31, 2013 included higher recoveries derived from an update in the calculation of the bank’s actuarial models.

Income tax expense

Income tax expense for Banco Popular decreased by Ps 26.1 billion to Ps 184.6 billion for the year ended December 31, 2014, primarily due to lower income before income tax expense and non-controlling interest. Banco Popular’s effective tax rate, calculated before non-controlling interest, decreased from 34.6% for the year ended December 31, 2013 to 33.5% for the year ended December 31, 2014.

Non-controlling interest

Banco Popular’s non-controlling interest decreased by Ps 1.5 billion to Ps 0.8 billion for the year ended December 31, 2014. Non-controlling interest is not a significant contributor to net income for Banco Popular, responsible for only 0.2% of net income before non-controlling interest for the year ended December 31, 2014.

Banco AV Villas

Net income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Total interest income	929.8	946.6	(16.8)	(1.8)
Total interest expense	(231.5)	(223.0)	8.5	3.8
Net interest income	698.3	723.6	(25.3)	(3.5)
Total (provisions) / reversals, net	(113.7)	(133.3)	(19.6)	(14.7)
Total fees and other services income, net	172.5	165.6	6.9	4.2
Total other operating income	8.0	6.0	2.0	33.8
Total operating income	765.1	761.8	3.2	0.4
Total operating expenses	(487.6)	(482.6)	5.1	1.0
Net operating income	277.4	279.2	(1.8)	(0.7)
Total non-operating income (expense), net	12.9	3.2	9.7	299.8
Income before income tax expense and non-controlling interest	290.3	282.5	7.8	2.8
Income tax expense	(94.6)	(96.4)	(1.7)	(1.8)
Income before non-controlling interest	195.7	186.1	9.6	5.1
Non-controlling interest	(0.3)	(0.0)	0.3	2,723.2
Net income attributable to shareholders	195.4	186.1	9.3	5.0

Banco AV Villas’ net income attributable to shareholders increased by 5.0%, or Ps 9.3 billion, to Ps 195.4 billion for the year ended December 31, 2014 as compared to the year ended December 31, 2013. This increase was primarily due to a Ps 3.2 billion increase in total operating income, a Ps 9.7 billion increase in non-operating income and a Ps 1.7 billion decrease in income tax expense. These results were partially offset by a Ps 5.1 billion increase in total operating expenses and a 0.3 billion increase in non-controlling interest.

Net interest income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Interest income:
Interest on loans	802.8	785.7	17.1	2.2
Interest on investment securities	121.8	156.8	(34.9)	(22.3)
Interbank and overnight funds	5.2	4.1	1.1	26.3
Financial leases	–	–	–	–
Total interest income	929.8	946.6	(16.8)	(1.8)
Interest expense:
Checking accounts	(1.3)	(2.1)	(0.8)	(37.2)
Time deposits	(116.7)	(112.4)	4.3	3.8
Savings deposits	(87.4)	(84.8)	2.7	3.1
Total interest expense from deposits	(205.4)	(199.3)	6.2	3.1
Borrowing from banks and others	(3.0)	(4.0)	(0.9)	(23.5)
Interbank and overnight funds (expenses)	(23.0)	(19.8)	3.2	16.3
Long-term debt (bonds)	–	–	–	–
Total interest expense	(231.5)	(223.0)	8.5	3.8
Net interest income	698.3	723.6	(25.3)	(3.5)

Banco AV Villas’ net interest income decreased by 3.5%, or Ps 25.3 billion, from Ps 723.6 billion for the year ended December 31, 2013 to Ps 698.3 billion for the year ended December 31, 2014. This decrease was driven by a Ps 16.8 billion decrease in total interest income and a Ps 8.5 billion increase in total interest expense.

The decrease in interest income occurred despite a 2.2%, or Ps 17.1 billion, increase in interest earned on loans and a 26.3%, or Ps 1.1 billion, increase interest on interbank and overnight funds. Despite these increases, interest income decreased due to a 22.3%, or Ps 34.9 billion, decrease in income from investment securities.

Interest earned on loans increased by 2.2%, or Ps 17.1 billion, to Ps 802.8 billion for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The increase was mainly driven by (i) a 10.4%, or Ps 632.3 billion, increase in Banco AV Villas’ average interest bearing loan portfolio to Ps 6,689.6 billion as of December 31, 2014, which resulted in an increase of Ps 75.9 billion in interest income on loans, and (ii) a decrease in the average yield on loans from 13.0% for the year ended December 31, 2013 to 12.0% for the year ended December 31, 2014, which resulted in a Ps 58.8 billion decrease in interest income. The decrease in the yield was a result of both a decreasing rate environment in Colombia where the average DTF rate decreased from 4.24% for the year ended December 31, 2013 to 4.07% for the year ended December 31, 2014 and a strong competitive landscape in Colombia, particularly in consumer loans.

Interest income from investment securities decreased by 22.3%, or Ps 34.9 billion, to Ps 121.8 billion for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The fixed income portfolio generated Ps 121.7 billion, or 99.9%, of Banco AV Villas’ earnings on investment securities for the year ended December 31, 2014 while the equity portfolio generated Ps 0.2 billion, or 0.1%, of total earnings from investment securities. The decrease in interest income from investment securities was a result of (i) an increase in fixed income securities rates in Colombia during 2014 due to an increase in the interest rate on the Colombian Treasury Bond due 2024, which is a benchmark for tracking the movement of fixed income rates; and (ii) the bank’s decision to rebalance the fixed income portfolio reducing the trading portion, while increasing the available for sale portion. As per local accounting standards only the trading portfolio´s changes in value are shown in the income statement. As of December 31, 2013, 39.2% of the fixed-income portfolio was classified as trading but as of December 31, 2014 this percentage decreased to 6.3%. As a consequence, a smaller portion of the valuation changes was reflected in the income statement during the year ended December 31, 2014 compared to the same period in 2013. The yield on investment securities decreased from 7.3% for the year ended December 31, 2013 to 5.1% for the year ended December 31, 2014.

As a result of the decline in the yield on loans and the yield on investment securities, the average yield earned on interest earning assets decreased from 11.4% for the year ended December 31, 2013 to 10.1% for the year ended December 31, 2014.

Total interest expense increased by Ps 8.5 billion to Ps 231.5 billion for the year ended December 31, 2014, mainly driven by a Ps 784.9 billion, or 10.7%, increase in the average balance of interest-beraing liabilities, offset in part by a 19 basis points decrease in the average cost of funds from 3.0% for the year ended December 31, 2013 to 2.8% for the year ended December 31, 2014. Total interest expense for interest-bearing deposits increased by Ps 6.2 billion to Ps 205.4 billion for the year ended December 31, 2014 mainly driven by a Ps 701.2 billion, or 10.6%, increase in the average balance of interest-bearing deposits, offset in part by a 21 basis points decrease in the average cost of funds from 3.0% for the year ended December 31, 2013 to 2.8% for the year ended December 31, 2014.

The Ps 8.5 billion increase in total interest expense was mainly driven by a Ps 4.3 billion increase in interest expense on time deposits, a Ps 3.2 billion increase in interest expense on interbank and overnight funds and a Ps 2.7 billion increase in interest expense on savings deposits. Partially offsetting these increases was a Ps 0.9 billion decrease in interest expense on borrowings from banks and others and a Ps 0.8 billion decrease in interest expense on interest-bearing checking accounts.

The Ps 4.3 billion increase in interest expense on time deposits was mainly driven by an 11.1%, or Ps 264.9 billion, increase in the average balance of time deposits which resulted in a Ps 11.7 billion increase in interest expense. Partially offsetting this increase in interest expense was a decrease in the average interest rate paid on time deposits from 4.7% for the year ended December 31, 2013 to 4.4% for the year ended December 31, 2014. The decrease in the cost of these funds, which resulted in a Ps 7.4 billion decrease in interest expense from time deposits, was mainly a result of the decrease in the average DTF rate from 4.24% for the year ended December 31, 2013 to 4.07% for the year ended December 31, 2014.

The increase in interest expense on interbank and overnight funds of Ps 3.2 billion was driven by an increase in the average interest rate paid on interbank and overnight funds from 2.9% for the year ended December 31, 2013 to 3.4% for the year ended December 31, 2014, which resulted in a Ps 3.1 billion increase in interest expense. Also contributing to the increase in interest expense was an increase in the average balance of interbank and overnight funds of 0.6%, or Ps 4.3 billion, which resulted in a Ps 0.1 billion increase in interest expense.

The Ps 2.7 billion increase in interest expense on saving deposits was driven by an increase in the average balance of saving deposits of 11.3%, or Ps 452.6 billion, which resulted in a Ps 8.9 billion increase in interest expense. This increase in interest expense was partially offset by a decrease in the average interest rate paid on saving deposits from 2.1% for the year ended December 31, 2013 to 2.0% for the year ended December 31, 2014, which resulted in a Ps 6.2 billion decrease in interest expense. As in the case of time deposits, the decrease in the cost of saving deposits was driven by a decreasing interest rate environment.

The decrease in interest expense on borrowings from banks and others of Ps 0.9 billion was driven by a decrease in the average interest rate paid from 5.0% for the year ended December 31, 2013 to 1.9% for the year ended December 31, 2014, which resulted in a Ps 2.5 billion decrease in interest expense. Partially offsetting this decrease in interest expense was a Ps 79.4 billion increase in the average balance of borrowings from banks and others, which resulted in a Ps 1.5 billion increase in interest expense.

The Ps 0.8 billion decrease in interest expense on interest-bearing checking accounts was driven by a decrease in the average interest rate paid from 1.0% for the year ended December 31, 2013 to 0.7% for the year ended December 31, 2014 and by a 8.1%, or Ps 16.3 billion, decrease in the average balance of checking accounts. The decrease in the average interest rate paid and in the average balance resulted in a Ps 0.7 billion and a Ps 0.1 billion decrease in interest expense, respectively.

The average rate paid on interest-bearing liabilities decreased from 3.0% for the year ended December 31, 2013 to 2.8% for the year ended December 31, 2014, which was consistent with the above-mentioned decreasing rate environment.

Average total interest earning assets for the year ended December 31, 2014 increased by 10.6%, or Ps 882.5 billion as compared to the year ended December 31, 2013, while net interest income decreased by 3.5% in the same period, which resulted in a decrease in the net interest margin from 8.7% for the year ended December 31, 2013 to 7.6% for the year ended December 31, 2014. The interest spread between the average rate on loans and financial leases and the average rate paid on deposits decreased from 9.9% for the year ended December 31, 2013 to 9.2% for the year ended December 31, 2014.

The decrease in the net interest margin was mainly driven by the aforementioned declines in the yield on loans and in the yield on investment securities, offset in part by the decrease in the average rate paid on interest-bearing liabilities. The decrease in the interest spread between the average rate on loans and financial leases and the average rate paid on deposits was primarily driven by the decline in the yield on loans, partially offset by a decrease in the average rate paid on deposits.

Provisions

Total net provisions decreased Ps 19.6 billion from Ps 133.3 billion for the year ended December 31, 2013 to Ps 113.7 billion for the year ended December 31, 2014. This decrease was primarily driven by a Ps 11.1 billion increase in the recovery of charged-off assets, a Ps 11.0 billion decrease in net provisions for accrued interest and other receivables and a Ps 1.1 billion decrease in net provisions for loan losses, offset in part by a Ps 3.7 billion increase in net provisions for foreclosed assets and other assets.

The Ps 1.1 billion decrease in net provisions for loan losses was attributable to a better quality of the loan portfolio during for 2014 versus 2013, which in turn implied lower requirements of provision expense. Banco AV Villas’ delinquency ratio (measured as loans at least 30 days past due as a percentage of total gross loans) decreased from 3.80% as of December 31, 2013 to 3.76% as of December 31, 2014. Both the delinquency ratios for the consumer loan portfolio and the mortgage loan portfolio decreased from 5.3% to 5.1% from December 2013 to December 2014.

Charge-offs increased from Ps 103.6 billion for the year ended December 31, 2013 to Ps 131.2 billion for the year ended December 31, 2014 and the ratio of charge-offs to average loans slightly increased from 1.7% for the year ended December 31, 2013 to 1.9% for the year ended December 31, 2014. Since Banco AV Villas’ net provisions for loan and financial lease losses increased, in absolute terms, more than charge-offs, the allowance for loan losses increased from Ps 295.6 billion as of December 31, 2013 to Ps 316.7 billion as of December 31, 2014. As of December 31, 2014 Banco AV Villas’ coverage over its past due loans was 117.8%.

The recovery of charged-off assets increased between the year ended December 31, 2013 and the year ended December 31, 2014 by Ps 11.1 billion to Ps 34.1 billion. The ratio of recovered charged-off assets to average loans slightly increased from 0.4% for the year ended December 31, 2013 to 0.5% for the year ended December 31, 2014.

Net provisions for accrued interest and other receivables decreased by Ps 11.0 billion to a net recovery of Ps 3.3 billion for the year ended December 31, 2014 due to higher reversal of provisions during the year ended December 31, 2014 as compared to the same period of 2013, associated to a Ps 8.2 billion recovery of provisions for accrued interest from investments.

Net provisions for foreclosed assets and other assets increased by Ps 3.7 billion to a net expense of Ps 4.4 billion for the year ended December 31, 2014 mainly due to a higher provision expense on investment securities.

Total fees and other services income, net

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	158.7	150.1	8.6	5.7
Branch network services	–	–	–	–
Credit card merchant fees	17.9	16.3	1.6	9.6
Checking fees	7.8	7.7	0.2	2.1
Warehouse services	–	–	–	–
Fiduciary activities	–	–	–	–
Pension plan administration	–	–	–	–
Other	64.5	58.2	6.3	10.8
Total fees and other services income	249.0	232.3	16.6	7.2
Fees and other services expenses	(76.5)	(66.7)	9.7	14.6
Total fees and other services income, net	172.5	165.6	6.9	4.2

Total fees and other services income, net increased by 4.2%, or Ps 6.9 billion, to Ps 172.5 billion for the year ended December 31, 2014. This was primarily due to a Ps 8.6 billion increase in commissions from banking services, a Ps 6.3 billion increase in other fees which includes fees received from disbursing social security payments and a Ps 1.6 billion increase in credit card and merchant fees. This increase was partially offset by a Ps 9.7 billion increase in fees and other services expenses.

Other operating income

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	2.0	1.4	0.6	(43.9)
Gains on derivative operations, net	2.4	(0.5)	2.9	(592.3)
Gains on sales of investments in equity securities, net	–	–	–	–
Income from non-financial sector, net	–	–	–	–
Dividend income	3.1	5.1	(2.0)	(39.2)
Other	0.5	0.0	0.5	11,298.9
Other operating income	8.0	6.0	2.0	33.8

Total other operating income increased by Ps 2.0 billion to Ps 8.0 billion for the year ended December 31, 2014. This increase was mainly driven by a Ps 3.5 billion increase in net foreign exchange and derivative operations offset in part by a Ps 2.0 billion decrease in dividend income. The decrease in dividend income was mainly due to lower dividends received from Banco AV Villas’ investment in Redeban, a clearing house in Colombia, during the year ended December 31, 2014 as compared to the same period in 2013.

Operating expenses

	Year ended December 31,		Change, December 2014 vs. December 2013
	2014	2013	#	%
	(in Ps billions)
Salaries and employee benefits	(161.1)	(157.6)	3.5	2.2
Bonus plan payments	(1.5)	(1.7)	(0.2)	(9.9)
Termination payments	(0.4)	(0.5)	(0.1)	(20.9)
Administrative and other expenses	(285.8)	(280.7)	5.1	1.8
Deposit security, net	(21.5)	(21.3)	0.2	0.8
Charitable and other donation expenses	(0.7)	(0.5)	0.2	41.1
Depreciation	(16.7)	(20.3)	(3.6)	(18.0)
Goodwill amortization	–	–	–	–
Total operating expenses	(487.6)	(482.6)	5.1	1.0

Total operating expenses for the year ended December 31, 2014 increased by 1.0% or Ps 5.1 billion to Ps 487.6 billion. Administrative and other expenses increased by Ps 5.1 billion to Ps 285.8 billion and salaries and employee benefits increased by Ps 3.5 billion, or 2.2%, to Ps 161.1 billion, partially explained by the growth in the number of Banco AV Villas’ employees from 6,517 on December 31, 2013 to 6,947 on December 31, 2014. Partially offsetting these increases was a Ps 3.6 billion decrease in depreciation expense during the year ended December 31, 2014 as compared to the same period in 2013.

Because Banco AV Villas’  total operating expenses before depreciation and goodwill amortization increased by 1.9%, while its operating income before net provisions decreased by 1.8% driven by the decrease in net income, Banco AV Villas’ efficiency ratio deteriorated at December 31, 2014 as compared to December 31, 2013 from 51.6% to 53.6%. The ratio of operating expenses before depreciation and goodwill amortization as a percentage of average assets improved from 5.0% for the year ended December 31, 2013 to 4.5% for the year ended December 31, 2014.

Non-operating income (expense)

Total non-operating income (expense) increased by Ps 9.7 billion to Ps 12.9 billion for the year ended December 31, 2014. This increase was mainly driven by (i) Ps 4.2 billion of income resulting from the dissolution of two trust managing mortgage loans and mortgage foreclosed assets, and (ii) a Ps 3.8 billion increase in recoveries from previous periods expenses.

Income tax expense

Income tax expense decreased by 1.8%, or Ps 1.7 billion, to Ps 94.6 billion for the year ended December 31, 2014. Banco AV Villas’ effective tax rate decreased from 34.1% for the year ended December 31, 2013 to 32.6% for the year ended December 31, 2014.

Non-controlling interest

Banco AV Villas’ non-controlling interest, responsible for only 0.2% of its net income before non-controlling interest for the year ended December 31, 2014, increased from Ps 0.01 billion for the year ended December 31, 2013 to Ps 0.29 billion for the year ended December 31, 2014. Banco AV Villas’ non-controlling interest reflects other Grupo Aval banks’ ownership in A Toda Hora S.A. by other subsidiaries of Grupo Aval.

Segment Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to its shareholders for the year ended December 31, 2013 increased by 5.6%, or Ps 74.0 billion, to Ps 1,400.0 billion compared to the year ended December 31, 2012. This increase reflects an increase of Ps 473.5 billion in net interest income, an increase of Ps 370.6 billion in total net fees and other service income, net (Horizonte’s operations accounted for Ps 170.2 billion of this increase), and a Ps 360.4 billion increase in total other operating income. These increases were offset in part by a Ps 581.4 billion increase in total operating expenses (Horizonte’s operations accounted for Ps 130.2 billion of this increase), an increase of Ps 258.8 billion in total net provisions, a decrease of Ps 143.8 billion in total non-operating income, an increase of Ps 120.9 billion in non-controlling interest, and an increase of Ps 25.6 billion in income tax expense.

In December 2013, Banco de Bogotá closed two acquisitions in Central America. These acquisitions had a minimal impact on Banco de Bogotá’s balance sheet, as they accounted for only 6.7% (3.1% for Grupo Reformador and 3.6% for BBVA Panamá) of Banco de Bogotá’s consolidated assets as of December 31, 2013, and had no effect on Banco de Bogotá’s income statement as each of their results of operations for the month of December 2013 were recorded as retained earnings on Banco de Bogotá’s balance sheet.

Horizonte was acquired on April 18, 2013 and merged with Porvenir on December 31, 2013 (for further details see “Item 4. Information on the Company—A. History and development of the company—Our company”). This acquisition impacted the total fees and other services income, net, and the total operating expenses line items.

The following discussion describes the principal drivers of Banco de Bogotá’s consolidated results of operations for the year ended December 31, 2013 versus the year ended December 31, 2012. Further detail is provided in the discussion of the results of operations for LB Panamá, Porvenir and Corficolombiana.

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

Banco de Bogotá’s net interest income increased by 13.5%, or Ps 473.5 billion, from Ps 3,509.7 billion in 2012 to Ps 3,983.2 billion in 2013. This increase is due to a 9.3%, or Ps 527.1 billion, increase in total interest income, partially offset by an increase of 2.4%, or Ps 53.6 billion, in total interest expense.

Total interest income increased by 9.3%, or Ps 527.1 billion, from Ps 5,698.5 billion in the year ended December 31, 2012 to Ps 6,225.6 billion in year ended December 31, 2013, mainly due to (i) an increase in interest income from loans and financial leases, which rose by Ps 475.7 billion to Ps 5,184.9 billion in the year ended December 31, 2013, (ii) an increase in interest income from investment securities of Ps 53.9 billion to Ps 904.8 billion, and (iii) a decrease in interest income from interbank and overnight funds of Ps 2.5 billion to Ps 135.9 billion. Total interest income for Banco de Bogotá, excluding LB Panamá’s operations, increased by Ps 114.6 billion, driven by a Ps 6,006.6 billion increase in the average balance of total interest-earning assets from Ps 43,688.8 billion for the year ended December 31, 2012 to Ps 49,695.4 billion for the year ended December 31, 2013, resulting in a Ps 472.4 billion increase in interest income, offset in part by a 91 basis points decrease in the average yield of total interest-earning assets from 9.4% for the year ended December 31, 2012 to 8.5% for the year ended December 31, 2013, which resulted in a Ps 357.8 billion decrease in interest income. Total interest income for LB Panamá’s operations increased by Ps 412.5 billion, driven by a Ps 4,358.6 billion increase in the average balance of total interest-earning assets from Ps 14,069.7 billion for the year ended December 31, 2012 to Ps 18,428.3 billion for the year ended December 31, 2013, resulting in a Ps 431.5 billion increase in interest income, offset in part by a 40 basis points decrease in the average yield of total interest-earning assets from 11.2% for the year ended December 31, 2012 to 10.8% for the year ended December 31, 2013, which resulted in a Ps 18.9 billion decrease in interest income. The average yield of total interest-earning assets for Banco de Bogotá’s consolidated operation decreased from 9.9% to 9.1%.

The increase in interest income from loans and financial leases of Ps 475.7 billion was a result of an increase of Ps 7,310.7 billion, or 17.6%, in the average balance of interest-earning loans and financial leases from Ps 41,481.2 billion as of December 31, 2012 to Ps 48,791.9 billion as of December 31, 2013, which resulted in an increase of Ps 763.9 billion in interest income, partially offset by a decrease in the average yield on loans and financial leases from 11.4% for the year ended December 31, 2012 to 10.6% for the year ended December 31, 2013, which resulted in a Ps 288.2 billion decrease in interest income. The year-end balance of commercial loans, consumer loans and mortgage loans increased by Ps 4,515.2 billion, or 15.7%, Ps 2,045.1 billion, or 18.8%, and Ps 1,153.2 billion, or 33.4%, respectively, excluding the Central American acquisitions (including the Central American acquisitions, our year-end loans and financial leases would have increased by an additional 10.6%). The increase in the year-end balance of loans and financial leases was driven primarily by economic growth in Colombia and Central America. Banco de Bogotá’s average yield on loans and financial leases, excluding LB Panamá’s operations, decreased from

10.8% for the year ended December 31, 2012 to 9.8% for the year ended December 31, 2013, in line with a decreasing interest rate environment where the average DTF rate decreased by 111 basis points from 5.35% for the year ended December 31, 2012 to 4.24% for the year ended December 31, 2013. The average yield on loans and financial leases for LB Panamá’s operations decreased from 12.9% for the year ended December 31, 2012 to 12.5% for the year ended December 31, 2013, due to a change in the mix in the loan and financial leases portfolio from 2012 to 2013 in favor of commercial loans (further explained in “—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

The increase in interest income from investment securities of Ps 53.9 billion, or 6.3%, to Ps 904.8 billion was a result of a 20.5% increase in the average volume of investment securities from Ps 14,151.8 billion for the year ended December 31, 2012 to Ps 17,049.1 billion for the year ended December 31, 2013, primarily at LB Panamá, resulting in Ps 142.9 billion increase in interest income from investment securities, offset in part by a decrease in the average yield from 6.0% to 5.3% which resulted in a Ps 89.0 billion decrease in interest income from investment securities.

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

Total interest expense at Banco de Bogotá increased by Ps 53.6 billion, or 2.4%, from Ps 2,188.8 billion in the year ended December 31, 2012 to Ps 2,242.4 billion in the year ended December 31, 2013, as a result of a Ps 55.8 billion increase in interest paid for borrowings and banks and others, a Ps 44.5 billion increase in interest paid for long-term debt, a Ps 23.3 billion increase in interest paid in time deposits, and a Ps 4.3 billion increase in interest paid for checking accounts, offset in part by a Ps 48.4 billion decrease in interest paid for interbank and overnight funds and a Ps 25.9 billion decrease in interest paid for savings deposits.

The Ps 53.6 billion increase in total interest expense is explained by a Ps 10,154.9 billion, or 18.9%, increase in the average balance of total interest-bearing liabilities from Ps 53,846.3 billion for the year ended December 31, 2012 to Ps 64,001.2 billion for the year ended December 31, 2013, resulting in a Ps 368.5 billion increase in interest expense, partially offset by a decrease of 56 basis points in the average cost of funding, in line with a decreasing rate environment, from 4.1% paid during the year ended December 31, 2012 to 3.5% paid during the year ended December 31, 2013, which resulted in a Ps 314.9 billion decrease in interest expense. Total interest expense for Banco de Bogotá, excluding LB Panamá’s operations, decreased by Ps 128.8 billion, driven by a decrease of 86 basis points in the average cost of funding from 4.5% paid during the year ended December 31, 2012 to 3.7% paid during the year ended December 31, 2013, which resulted in a Ps 348.5 billion decrease in interest expense, offset in part by a Ps 5,602.0 billion, or 14.4%, increase in the average balance of total interest-bearing liabilities from Ps 38,842.3 billion for the year ended December 31, 2012 to Ps 44,444.3 billion for the year ended December 31, 2013, resulting in a Ps 219.7 billion increase in interest expense. Total interest expense for LB Panamá’s operations increased by Ps 182.4 billion, explained by a Ps 4,552.9 billion increase in the average balance of total interest-bearing liabilities, from Ps 15,004.0 billion for the year ended December 31, 2012 to Ps 19,556.9 billion for the year ended December 31, 2013, resulting in a Ps 161.6 billion increase in interest expense and an increase of 27 basis points in the average cost of funding from 2.8% paid during the year ended December 31, 2012 to 3.1% paid during the year ended December 31, 2013, which resulted in a Ps 20.8 billion increase in interest expense. The increase in the average cost of funding for LB Panamá’s operations was driven by (i) an increase in the proportion of borrowings from banks and others, which have a higher cost, to total funding while the proportion of total deposits, which have a lower cost, to total funding decreased; and (ii) an increase in the average cost of deposit, due to a change in the deposit mix as the proportion of time deposits, which have a higher cost, to total deposits increased while the proportion of checking accounts, which have a lower cost, to total deposits decreased.

The Ps 55.8 billion increase in interest paid for borrowings from banks and others resulted from a Ps 1,956.5 billion, or 28.0%, increase in the average balance from Ps 6,986.8 billion for the year ended December 31, 2012 to Ps 8,943.4 billion for the year ended December 31, 2013, resulting in Ps 66.6 billion increase in interest expense. This increase was partially offset by a decrease of 20 basis points in the average interest rate from 3.8% paid during the year ended December 31, 2012 to 3.6% paid during the year ended December 31, 2013, which resulted in a Ps 10.8 billion decrease in interest expense.

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

Finally, the Ps 25.9 billion decrease in interest paid for savings deposits resulted from a 75 basis points decrease in the average interest rate paid from 3.6% for year ended December 31, 2012 to 2.9% for the year ended December 31, 2013, which resulted in a Ps 119.2 billion decrease in interest expense, partially offset by a Ps 3,273.2 billion increase in the average volume of savings deposits from Ps 15,870.4 billion for the year ended December 31, 2012 to Ps 19,143.6 billion for the year ended December 31, 2013, resulting in a Ps 93.3 billion increase in interest expense.

Banco de Bogotá’s average total interest-earning assets increased by 17.9% for the year ended December 31, 2013 compared to the year ended December 31, 2012, while net interest income increased by 13.5%. This resulted in a contraction in net interest margin (calculated as net interest income divided by total average interest-earning assets) from 6.1% for the year ended December 31, 2012 to 5.8% for the year ended December 31, 2013, which was in line with the decreasing interest rate environment as interest-earning assets reprice faster than interest-bearing liabilities. Showing a similar tendency, the spread between the yield earned on loans and financial leases and the rate paid on deposits decreased from 7.3% for the year ended December 31, 2012 to 7.2% for the year ended December 31, 2013.

Provisions

Total net provisions increased by Ps 258.8 billion to Ps 773.9 billion in the year ended December 31, 2013, driven primarily by a Ps 239.4 billion increase in net provisions for losses on loans and financial leases from Ps 519.0 billion for the year ended December 31, 2012 to Ps 758.3 billion for the year ended December 31, 2013. This increase was driven by (i) an increase in the balance of loans and financial leases, particularly for consumer loans which, by regulation, require more provisions; and (ii) a slight deterioration in credit quality as Banco de Bogotá’s delinquency ratio (measured as loans at least 30 days past due as a percentage of total gross loans) increased to 2.3% as of December 31, 2013 versus 2.1% as of December 31, 2012 (2.1% as of December 31, 2013 versus 2.1% as of December 31, 2012, excluding the Central American acquisitions). The increase in the delinquency ratio was due to a higher growth in consumer loans (which typically experience higher delinquency levels) as compared to commercial loans, and a deterioration in the credit quality of the consumer loan portfolio. The ratio of net provisions for loan and financial lease losses to average loan and financial leases increased from 1.2% for the year ended December 31, 2012 to 1.5% for the year ended December 31, 2013 (slightly higher than the five year average of 1.4%).

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

Banco de Bogotá’s allowance for loans and financial leases increased by Ps 385.5 billion (Ps 120.1 billion of this increase corresponds to the allowance for loans and financial lease losses from Grupo Reformador and Banco BAC de Panamá) to Ps 1,638.4 billion at December 31, 2013, and its coverage ratio over past due loans remained strong at 123.3% at December 31, 2013. The coverage ratio at December 31, 2012 was 132.2%. Banco de Bogotá’s coverage ratio for 2013, excluding the Central American acquisitions, was 133.5%.

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

Provision expense for foreclosed assets and other assets increased by Ps 8.6 billion, primarily as a result of a Ps 16.0 billion decrease in recovery of provisions for foreclosed assets and other assets, offset in part by a Ps 7.4 billion decrease in gross provision expense.

The recovery of charged-off assets increased from the year ended December 31, 2012 to the year ended December 31, 2013 by Ps 11.0 billion to Ps 58.9 billion.

Total Fees and Other Services Income

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	1,126.3	1,014.7	111.7	11.0
Branch network services	27.9	27.4	0.4	1.5
Credit card merchant fees	293.2	254.8	38.4	15.1
Checking fees	34.8	38.3	(3.4)	(9.0)
Warehouse services	129.8	113.5	16.2	14.3
Fiduciary activities	142.1	118.7	23.4	19.7
Pension plan administration(1)	721.5	485.9	235.6	48.5
Other	91.0	92.4	(1.4)	(1.5)
Total fees and other services income	2,566.5	2,145.6	420.8	19.6
Fees and other services expenses(1)	(312.2)	(261.9)	50.3	19.2
Total fees and other services income, net	2,254.3	1,883.7	370.6	19.7

(1)	Horizonte’s operations accounted for Ps 204.5 billion in income from pension plan administration fees and Ps 34.3 billion in total fees and other service expenses.

Total fees and other services income, net, increased by 19.7%, or Ps 370.6 billion, to Ps 2,254.3 billion in the year ended December 31, 2013. Horizonte’s operations accounted for 45.9%, or Ps 170.2 billion, of this increase (Ps 204.5 billion in pension plan administration fees netted by Ps 34.3 billion in total fees and other services expense).

Excluding the impact from Horizonte, total fees and other services income, net, increased by 10.6%, or Ps 200.4 billion, to Ps 2,084.0 billion in the year ended December 31, 2013 primarily as a result of a Ps 111.7 billion increase in fee income derived from commissions from banking services, a Ps 38.4 billion increase in credit card merchant fees, a Ps 31.1 billion increase in pension plan administration fees, a Ps 23.4 billion increase in fiduciary activities, and a Ps 16.2 billion increase in warehouse services.

The Ps 111.7 billion increase in commissions from banking services and the Ps 38.4 billion increase in credit card merchant fees from the year ended December 31, 2012 to the year ended December 31, 2013 were in line with the organic growth of the loan portfolio and deposits. LB Panamá accounted for Ps 57.9 billion, or 51.8%, and Ps 24.9 billion, or 64.9%, of the increase in commissions from banking services and credit card merchant fees, respectively (further explained in “—Banco de Bogotá subsidiary analysis—LB Panamá—Total fees and other services income”), and Banco de Bogotá’s operations in Colombia accounted for the rest.

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

Other Operating Income

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	312.9	(40.5)	353.5	(872.0)
Gains (losses) on derivative operations, net	(42.0)	178.7	(220.7)	(123.5)
Gains on sales of investments in equity securities, net	7.1	7.4	(0.3)	(3.8)
Income from non-financial sector, net(1)	436.4	379.3	57.1	15.0
Dividend income	310.1	103.8	206.4	198.9
Other	12.2	47.7	(35.5)	(74.5)
Other operating income	1,036.7	676.3	360.4	53.3

(1)
Income from non-financial sector, net, reflects the operating results of Corficolombiana in its consolidated investments in companies not related to the financial sector such as Epiandes, Hoteles Estelar, Organización Pajonales, Pizano, Unipalma, Valora and Lehner, among others. This result is net of operating and administrative expenses of Ps 1,145.4 billion in 2013 and Ps 1,118.9 billion in 2012. For a description of these investments, see “Item 4. Information on the Company—B. Business overview—Corficolombiana—Equity investment portfolio.”

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

Also contributing to the increase in other operating income was a Ps 132.7 billion increase in net foreign exchange and derivative operations to Ps 270.9 billion for the year ended December 31, 2013. Banco de Bogotá assumes trading positions on foreign exchange for its own benefit and those of its clients. This increase was mainly driven by (i) a Ps 66.7 billion increase in net foreign exchange and derivative operations in Corficolombiana due to non-recurring losses in foreign exchange gains associated with previously held dollar denominated investments during 2012 and net gains in 2013 related to the peso appreciation (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana”); and (ii) a Ps 64.5 billion increase in net foreign exchange and derivative operations from Banco de Bogotá’s unconsolidated operations also related to the peso appreciation.

The Ps 57.1 billion increase in income from the non-financial sector, which reflected the net operating income result of non-financial companies consolidated by Corficolombiana, was mainly driven by higher net operating income from Corficolombiana’s toll road concession companies, which include Epiandes (Ps 29.7 billion), Episol (Ps 27.4 billion) and Pisa (Ps 8.3 billion) (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Partially offsetting this increase was a Ps 35.5 billion decrease in other operating income mainly due to lower income from joint venture asset servicing by its fiduciary subsidiaries for the year ended December 31, 2013, driven by a decrease in the commissions charged by FONPET.

Operating Expenses

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Salaries and employee benefits	(1,387.6)	(1,166.8)	220.9	18.9
Bonus plan payments	(92.8)	(67.6)	25.3	37.4
Termination payments	(14.8)	(17.9)	(3.1)	(17.3)
Administrative and other expenses	(1,948.1)	(1,645.5)	302.7	18.4
Deposit security, net	(115.7)	(101.1)	14.6	14.4
Charitable and other donation expenses	(4.0)	(8.7)	(4.8)	(54.7)
Depreciation	(131.1)	(117.1)	14.0	11.9
Goodwill amortization	(85.9)	(74.0)	11.9	16.2
Total operating expenses	(3,780.1)	(3,198.6)	581.4	18.2

	Horizonte	Banco de Bogotá excluding Horizonte
	Year ended December 31, 2013	Year ended December 31,		Change, December 2013 vs. December 2012
		2013	2012	#	%
	(in Ps billions)
Salaries and employee benefits	(45.6)	(1,342.0)	(1,166.8)	175.2	15.0
Bonus plan payments	(12.2)	(80.7)	(67.6)	13.1	19.4
Termination payments	(0.3)	(14.5)	(17.9)	(3.4)	(18.9)
Administrative and other expenses	(68.7)	(1,879.5)	(1,645.5)	234.0	14.2
Deposit security, net	–	(115.7)	(101.1)	14.6	14.4
Charitable and other donation expenses	(0.9)	(3.1)	(8.7)	(5.7)	(64.9)
Depreciation	(2.5)	(128.5)	(117.1)	11.4	9.8
Goodwill amortization	–	(85.9)	(74.0)	11.9	16.2
Total operating expenses	(130.2)	(3,649.9)	(3,198.6)	451.3	14.1

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

Banco de Bogotá’s efficiency ratio improved from 49.6% for the year ended December 31, 2012 to 49.0% for the year ended December 31, 2013, and the ratio of annualized operating expenses before depreciation and amortization as a percentage of average assets remained unchanged at 4.1%. Banco de Bogotá’s efficiency ratio excluding Horizonte improved from 49.6% for the year ended December 31, 2012 to 48.4% for the year ended December 31, 2013.

Non-Operating Income (Expense)

Total non-operating income (expense) decreased by Ps 143.8 billion from Ps 314.9 billion in the year ended December 31, 2012 to Ps 171.2 billion in the year ended December 31, 2013. The higher result in 2012 was related to non-recurring income related to leaseback transactions completed by Hoteles Estelar and Pizano and higher income from toll road concession projects in Episol (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Income Tax Expense

Income before income tax expense and non-controlling interest increased 8.3% from Ps 2,670.9 billion for the year ended December 31, 2012 to Ps 2,891.4 billion for the year ended December 31, 2013. Income tax expense increased by 2.8% to Ps 944.9 billion for the year ended December 31, 2013, resulting in a decrease of Banco de Bogotá’s effective tax rate from 34.4% for the year ended December 31, 2012 to 32.7% for the year ended December 31, 2013. The decrease in the effective tax rate was driven by decreases in the effective tax rates of Corficolombiana and LB Panamá.

Non-Controlling Interest

Banco de Bogotá’s non-controlling interest increased by Ps 120.9 billion, or 28.4%, to Ps 546.5 billion in the year ended December 31, 2013 compared with the year ended December 31, 2012. The increase in non-controlling interest was primarily a result of higher net income from Corficolombiana’s operations in 2013 as compared to 2012, as further described in “—Banco de Bogotá subsidiary analysis—Corficolombiana.” The ratio of minority interest to net income before minority interest increased from 24.3% for the year ended December 31, 2012 to 28.1% for the year ended December 31, 2013, as Banco de Bogotá holds 38.2% of Corficolombiana and consolidates it into its operations. As a result, higher net income at Corficolombiana generates a higher minority interest at Banco de Bogotá.

Banco de Bogotá Subsidiary Analysis

Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Corficolombiana, Porvenir and LB Panamá. In order to fully disclose the effect of these subsidiaries on Banco de Bogotá, the following is an analysis of the results of operations of each of Corficolombiana, Porvenir and LB Panamá in the year ended December 31, 2013 compared to the year ended December 31, 2012.

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

Net interest income increased by Ps 84.1 billion, or 107.0%, to Ps 162.6 billion in the year ended December 31, 2013 compared to the year ended December 31, 2012. Total interest income, which consists of income from loans, investment securities, interbank and overnight funds and financial leases, increased by 3.4% or Ps 15.3 billion to Ps 469.8 billion in the year ended December 31, 2013. This increase was mainly driven by a Ps 25.9 billion increase in income on investment securities from Ps 307.6 billion in the year ended December 31, 2012 to Ps 333.5 billion in the year ended December 31, 2013, offset in part by a Ps 2.7 billion decrease in interest income from loans and financial leases from Ps 89.2 billion in the year ended December 31, 2012 to Ps 86.5 billion in the year ended December 31, 2013, and a Ps 7.9 billion decrease in interest income from interbank and overnight funds to Ps 49.9 billion for the year ended December 31, 2013. Also contributing to the increase in total interest income was a decrease of Ps 68.8 billion in total interest expense. The decrease in total interest expense was mainly driven by a decrease in the average rate paid on funding from 5.1% for the year ended December 31, 2012 to 4.0% for the year ended December 31, 2013, which was consistent with the decreasing interest rate environment in Colombia where the average DTF rate decreased from 5.35% for the year ended December 31, 2012 to 4.24% for the year ended December 31, 2013.

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

Of the total Ps 333.5 billion interest income on investment securities recorded in the year ended December 31, 2013, Corficolombiana’s debt securities portfolio generated Ps 176.8 billion, reflecting a Ps 96.5 billion decrease from the Ps 273.3 billion recorded in the year ended December 31, 2012. The decrease in income from the debt securities portfolio was driven by an increase in fixed income securities rates experienced in Colombia during the second and third quarters of 2013, partially offset by an increase in the balance of the debt securities portfolio.

Corficolombiana’s equity securities portfolio generated Ps 156.7 billion in income in the year ended December 31, 2013, reflecting a Ps 122.4 billion increase from the Ps 34.3 billion yielded in the year ended December 31, 2012. The increase in income from the equity portfolio was primarily driven by the fact that during 2013 Corficolombiana’s investment in a private investment fund managed by Corredores Asociados (Fondo de Capital Privado Corredores Capital 1) generated a Ps 125.4 billion gain while in 2012 it generated a loss of Ps 1.2 billion. The gain reported in 2013 was mainly driven by an increase in the fund’s valuation of its investment in Promigas, as Promigas’ price per share in the Colombian Stock Exchange increased from Ps 25,608 as of December 31, 2012 to an equivalent price of Ps 40,014 as of December 31, 2013. The loss generated during the year ended December 31, 2012 was mainly driven by a decrease in the funds’ valuation of its investment in Promigas, as Promigas’ price per share in the Colombian Stock Exchange decreased from Ps 26,784 as of December 31, 2011 to Ps 25,608 as of December 31, 2012.

Interest income from loans and financial leases decreased by Ps 2.7 billion from Ps 89.2 billion for the year ended December 31, 2012 to Ps 86.5 billion for the year ended December 31, 2013. This decrease was driven by a 94 basis points decrease in the average yield of loans and financial leases, consistent with the decreasing rate environment in Colombia, from 12.2% for the year ended December 31, 2012 to 11.2% for the year ended December 31, 2013, which resulted in a Ps 6.6 billion decrease in interest from loans and financial leases. Partially offsetting this decrease was a Ps 37.5 billion increase in the average balance of loans and financial leases to Ps 771.1 billion for the year ended December 31, 2013, which resulted in a Ps 3.9 billion increase in interest income from loans and financial leases.

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

The decrease in total interest expense was mainly driven by a 113 basis points decrease in the average rate paid on interest-bearing liabilities, which was consistent with a 111 basis points decrease in the average DTF rate between the year ended 2012 and the year ended 2013 and resulted in a Ps 85.5 billion decrease in interest expense. Partially offsetting the decrease in the average yield was a Ps 351.6 billion increase in the average balance of interest-bearing liabilities, which resulted in a Ps 16.7 billion increase in interest expense. The increase in the average balance of interest-bearing liabilities was driven by a Ps 174.5 billion increase in the average balance of time deposits, a Ps 151.7 billion increase in the average balance of interbank and overnight funds and a Ps 116.7 billion increase in the average balance of savings deposits, offset in part by Ps 88.3 billion decrease in the average balance of long-term debt outstanding.

Provisions

Corficolombiana’s net provisions increased by Ps 3.3 billion from a Ps 2.4 billion net reversal in the year ended December 31, 2012 to a Ps 0.9 billion net expense in the year ended December 31, 2013. The increase in net provisions was mainly driven by a Ps 5.9 billion increase in net provision expense for accrued interest and other receivables, mainly driven by lower reversals of provisions in 2013 as compared to 2012. Also contributing to the increase in net provisions was a Ps 1.8 billion decrease in the recovery of charged-off assets. Partially offsetting these increases was a Ps 4.1 billion decrease in net provision expense for foreclosed assets and other assets, driven by higher recoveries of Ps 2.9 billion and lower gross provisions of Ps 1.2 billion, and a Ps 0.4 billion decrease in net provision expense for loans and financial leases.

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

Net fee and other services income showed a slight decrease from Ps 44.1 billion for the year ended December 31, 2012 to Ps 42.1 billion for the year ended December 31, 2013. The Ps 2.0 billion decrease in total fees and other services income, net is mainly attributable to a decrease in other fees and other service income of Ps 4.4 billion and a Ps 0.6 billion increase in fee and other services expense, partially offset by an increase of Ps 1.9 billion in commissions from banking services and an increase of Ps 1.1 billion in income fees from fiduciary activities.

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

The Ps 205.8 billion increase in dividend income was mainly the result of a Ps 272.0 billion increase in dividend income from Promigas, since due to low liquidity levels and a negative revaluation balance, Corficolombiana was not able to record the dividend income it received from Promigas during 2012. The reason for the negative revaluation balance associated with this investment in 2012 was the decline in its share price from Ps 31,428 per share on March 31, 2011 to Ps 27,984 per share on March 31, 2012, dates on which dividends were declared. The dividend income received in 2012 by Corficolombiana from Promigas was recorded on the balance sheet. The increase in 2013 dividend income was offset by: (i) a decrease in dividend income from CFC Limited and CFC Gas Holding SAS of Ps 19.7 billion and Ps 38.8 billion, respectively. During 2013, Corficolombiana did not record any dividend income from CFC Limited nor from CFC Gas Holdings while in 2012 it did, and (ii) a decrease in dividend income from Banco de Occidente from Ps 8.6 billion for the year ended December 31, 2012 to Ps 2.2 billion for the year ended December 31, 2013. This decrease was driven by the decrease in Corficolombiana’s ownership in Banco de Occidente from 4.0% in 2012 to 0.4% in 2013.

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

Operating Expenses

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Salaries and employee benefits	(56.3)	(52.1)	4.2	8.1
Bonus plan payments	(2.4)	(3.9)	(1.5)	(38.4)
Termination payments	(0.3)	(0.4)	(0.2)	(35.4)
Administrative and other expenses	(81.8)	(73.0)	8.7	11.9
Deposit security, net	(9.4)	(8.8)	0.6	6.8
Charitable and other donation expenses	(0.7)	(0.6)	0.0	7.2
Depreciation	(6.0)	(4.4)	1.6	37.1
Goodwill amortization	–	0.0	(0.0)	(100.0)
Total operating expenses	(156.8)	(143.3)	13.5	9.4

Corficolombiana’s total operating expenses increased by Ps 13.5 billion or 9.4% from Ps 143.3 billion for the year ended December 31, 2012 to Ps 156.8 billion for the year ended December 31, 2013. This increase was mainly driven by a Ps 8.7 billion increase in administrative and other expenses due to the organic growth of the business. Also contributing to the increase in total operating expense was a Ps 4.2 billion increase in salaries and employee benefits driven by an increase in the number of employees from 881 in December 31, 2012 to 904 in December 31, 2013. On a per employee basis, salaries and employee benefits increased by 5.3%. Corficolombiana’s efficiency ratio improved from 24.2% for the year ended December 31, 2012 to 15.3% for the year ended December 31, 2013.

Non-Operating Income

Total non-operating income decreased by Ps 136.9 billion in the year ended December 31, 2013 as in the previous year three events impacted favorably this line item: (i) a non-recurring Ps 87.2 billion income registered in 2012 by Hoteles Estelar associated with leaseback operations of Hotel La Fontana Bogotá and Hotel Intercontinental Cali to a trust company for securitization; (ii) a Ps 22.4 billion income recorded in 2012 by Pizano due to non-recurring income associated with two leaseback operations on their manufacturing plants Tablex II and Tablex III; and (iii) a Ps 22.1 billion of income recorded in 2012 by Episol due to higher income from its highway concession projects.

Income Tax Expense

Income tax expense increased by Ps 30.3 billion to Ps 205.4 billion for the year ended December 31, 2013 mainly driven by higher income before income tax expense and non-controlling interest. Corficolombiana’s effective tax rate, calculated before non-controlling interest, decreased from 30.3% for the year ended December 31, 2012 to 24.5% for the year ended December 31, 2013. The change in the effective tax rate results from Corficolombiana and certain of its subsidiaries paying taxes on a presumptive income basis which means that, despite reporting losses or low gains before taxes, the companies pay taxes based on a percentage of their equity. In 2012, some of Corficolombiana’s subsidiaries had lower operating results. In 2013, their performance improved and contributed higher income. This resulted in a decrease in the effective tax rate.

Non-Controlling Interest

Non-controlling interest decreased by Ps 4.6 billion to Ps 93.5 billion in the year ended December 31, 2013 from Ps 98.1 billion in the year ended December 31, 2012. This decrease was driven by a decrease in net income from some of Corficolombiana’s consolidated subsidiaries, mainly Pizano, Hoteles Estelar and Unipalma, which contributed decreases in non-controlling interest of Ps 13.9 billion, Ps 11.6 billion and Ps 2.8 billion, respectively. Partially offsetting these decreases was an increase in net income from certain other Corficolombiana consolidated subsidiaries, such as Epiandes, Episol and Lehner, which resulted in increases in non-controlling interest of Ps 9.8 billion, Ps 8.2 billion and Ps 5.2 billion, respectively.

Porvenir

Porvenir generates income primarily from fees on its customers’ pension contributions, which consist predominantly of monthly mandatory contributions. It also generates net interest income, composed almost entirely of investment income from the appreciation of Porvenir’s proprietary trading portfolio, which can be divided into two components: (1) income from its stabilization reserve, which is the legally required proprietary stake (1% of assets under management) in its funds that are subject to a minimum return guarantee; and (2) income from Porvenir’s investment portfolio, which includes income from fixed income securities and money market instruments. As a result, Porvenir’s revenue is mainly affected by the number of contributors, the salaries of contributors, any changes in applicable fee rates and the rate of return of its assets under management.

The following table presents Porvenir’s consolidated results excluding Horizonte’s results. “Porvenir excluding Horizonte” is the result of subtracting “Horizonte and consolidation adjustments” from “Porvenir including Horizonte and consolidation adjustments.” Grupo Aval acquired Horizonte on April 18, 2013 and Porvenir began consolidating its results from that date. Horizonte was merged with Porvenir on December 31, 2013.

Net Income

	Porvenir excluding Horizonte
	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Total interest income	14.7	74.5	(59.8)	(80.3)
Total interest expense	(13.8)	(2.0)	11.8	601.4
Net interest income	0.9	72.5	(71.6)	(98.8)
Total (provisions) / reversals, net	(1.2)	(2.1)	(0.9)	(41.6)
Total fees and other services income, net	441.1	422.4	18.7	4.4
Total other operating income	39.5	26.3	13.2	50.4
Total operating income	480.3	519.1	(38.8)	(7.5)
Total operating expenses	(236.9)	(209.7)	27.2	13.0
Net operating income	243.4	309.4	(66.0)	(21.3)
Total non-operating income (expense), net	23.3	11.5	11.8	102.7
Income before income tax expense and non-controlling interest	266.7	320.9	(54.2)	(16.9)
Income tax expense	(89.2)	(106.6)	(17.3)	(16.3)
Income before non-controlling interest	177.4	214.3	(36.9)	(17.2)
Non-controlling interest	(0.4)	(0.3)	0.1	48.8
Net income attributable to shareholders	177.0	214.0	(37.0)	(17.3)

	Horizonte and consolidation adjustments	Porvenir including Horizonte and consolidation adjustments
	Year ended December 31, 2013	Year ended December 31,		Change, December 2013 vs. December 2012
		2013	2012	#	%
	(in Ps billions)
Total interest income	9.1	23.8	74.5	(50.7)	(68.1)
Total interest expense	–	(13.8)	(2.0)	11.8	601.4
Net interest income	9.1	10.0	72.5	(62.6)	(86.3)
Total provisions, net	(3.3)	(4.5)	(2.1)	2.5	118.8
Total fees and other services income, net	170.2	611.4	422.4	189.0	44.7
Total other operating income	–	39.5	26.3	13.2	50.4
Total operating income	176.0	656.3	519.1	137.2	26.4
Total operating expenses	(130.2)	(367.1)	(209.7)	157.4	75.0
Net operating income	45.8	289.2	309.4	(20.2)	(6.5)
Total non-operating income (expense), net	0.6	23.8	11.5	12.3	107.5
Income before income tax expense and non-controlling interest	46.4	313.0	320.9	(7.9)	(2.4)
Income tax expense	(15.5)	(104.8)	(106.6)	(1.8)	(1.7)
Income before non-controlling interest	30.9	208.3	214.3	(6.0)	(2.8)
Non-controlling interest	(6.2)	(6.6)	(0.3)	6.4	2,279.5
Net income attributable to shareholders	24.6	201.6	214.0	(12.4)	(5.8)

Net income for Porvenir’s operations excluding Horizonte decreased by Ps 37.0 billion for the year ended December 31, 2013 to Ps 177.0 billion as compared to Ps 214.0 billion for the year ended December 31, 2012. Despite (i) an increase of Ps 18.7 billion in total fees and other services income, net, including an increase in pension plan administration fees, (ii) a decrease of Ps 17.3 billion in income tax expense, (iii) an increase of Ps 13.2 billion in total other operating income, and (iii) a Ps 11.8 billion increase in total non-operating income (expense), net, net income attributable to shareholders decreased due to a Ps 71.6 billion decrease in net interest income and a Ps 27.2 billion increase in total operating expenses.

Horizonte, net of consolidation adjustments, accounted for an additional Ps 24.6 billion in net income attributable to shareholders for the year ended December 31, 2013.

Net income attributable to shareholders of Porvenir, including Horizonte, decreased by Ps 12.4 billion for the year ended December 31, 2013 to Ps 201.6 billion versus the Ps 214.0 billion for the year ended December 31, 2012.

Net Interest Income

Net interest income for Porvenir’s operations, excluding Horizonte, decreased by Ps 71.6 billion to Ps 0.9 billion in the year ended December 31, 2013 as compared to the Ps 72.5 billion for the year ended December 31, 2012. This decrease, in line with market trends, was primarily due to a decrease in the rate of return of Porvenir’s mandatory investment in its stability reserve as prevailing market conditions during 2013 were depressed due to local and global equity and fixed income market conditions. Porvenir’s rate of return on its investment portfolio, excluding Horizonte, decreased from 9.5% in the year ended December 31, 2012 to 2.2% in the year ended December 31, 2013. Also contributing to the decrease in interest income was a Ps 11.8 billion increase in interest expense associated with the Ps 354.5 billion (U.S.$184 million) loan entered into by Porvenir with Grupo Aval Limited to fund part of Horizonte’s acquisition.

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

Fee income from severance fund management for Porvenir’s operations excluding Horizonte increased by Ps 6.1 billion from Ps 65.9 billion in the year ended December 31, 2012 to Ps 72.1 billion in the year ended December 31, 2013. This increase was mainly due to an increase in the balance of assets under management in the severance fund, which increased by 4.6% in the year ended December 31, 2013 as compared to the year ended December 31, 2012.

Also contributing to the increase in fee income for Porvenir’s operation excluding Horizonte was a Ps 5.5 billion increase in revenue associated with the management of voluntary pension funds from Ps 48.1 billion in the year ended December 31, 2012 to Ps 53.7 billion in the year ended December 31, 2013.

The above-mentioned increases were partially offset by a Ps 24.9 billion decrease in revenues received from the administration of third-party liability pension funds for Porvenir’s operations (excluding Horizonte) from Ps 38.6 billion in the year ended December 31, 2012 to Ps 13.7 billion in the year ended December 31, 2013. This decrease was mainly due to lower income from joint venture asset servicing driven by a decrease in the commissions charged by FONPET. The above-mentioned increases were also partially offset by a Ps 5.9 billion decrease in other fees associated with pension fund administration, such as non-contributor affiliate fees and transfer fees for Porvenir’s operation (excluding Horizonte), from Ps 21.0 billion for the year ended December 31, 2012 to Ps 15.1 billion for the year ended December 31, 2013. Non-contributor affiliate fees are charged on interest income generated by the managed funds. Because returns on funds were lower in 2013 than in 2012, the fees charged were lower in 2013 than in 2012.

Fees and other service expenses for Porvenir’s operation excluding Horizonte increased by Ps 6.0 billion, from Ps 54.4 billion for the year ended December 31, 2012 to Ps 60.4 billion for the year ended December 31, 2013 mainly due to fees associated with Horizonte’s acquisition.

Horizonte, net of consolidation adjustments, accounted for an additional Ps 170.2 billion in total fees and other services income, net (Ps 204.5 billion in pension plan administration fees and Ps 34.3 billion in fees and other services expense).

Total fees and other services income, net for Porvenir, including Horizonte, increased by Ps 189.0 billion for the year ended December 31, 2013 to Ps 611.4 billion as compared to the Ps 422.4 billion for the year ended December 31, 2012.

Operating Expenses

	Porvenir excluding Horizonte
	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Salaries and employee benefits	(80.1)	(84.1)	(4.0)	(4.7)
Bonus plan payments	(4.0)	(1.7)	2.3	139.1
Termination payments	(0.1)	(0.0)	0.0	140.9
Administrative and other expenses	(139.1)	(115.9)	23.2	20.0
Deposit security, net	(0.1)	–	0.1	–
Charitable and other donation expenses	(0.4)	(0.6)	(0.1)	(23.5)
Depreciation	(7.0)	(7.5)	(0.5)	(6.5)
Goodwill amortization	(6.1)	–	6.1	–
Total operating expenses	(236.9)	(209.7)	27.2	13.0

	Horizonte and consolidation adjustments	Porvenir including Horizonte and consolidation adjustments
	Year ended December 31, 2013	Year ended December 31,		Change, December 2013 vs. December 2012
		2013	2012	#	%
	(in Ps billions)
Salaries and employee benefits	(45.6)	(125.7)	(84.1)	41.7	49.5
Bonus plan payments	(12.2)	(16.2)	(1.7)	14.5	860.9
Termination payments	(0.3)	(0.4)	(0.0)	0.3	1,115.7
Administrative and other expenses	(68.7)	(207.7)	(115.9)	91.9	79.3
Deposit security, net	–	–	–	0.1	–
Charitable and other donation expenses	(0.9)	(1.3)	(0.6)	0.8	134.1
Depreciation	(2.5)	(9.5)	(7.5)	2.0	27.3
Goodwill amortization	–	(6.1)	–	6.1	–
Total operating expenses	(130.2)	(367.1)	(209.7)	157.4	75.0
Porvenir’s total operating expenses, excluding Horizonte, increased in the year ended December 31, 2013 by 13.0%, or Ps 27.2 billion, to Ps 236.9 billion primarily due to a Ps 23.2 billion increase in administrative and other expenses of which Ps 19.7 billion are attributable to expenses associated with the Horizonte acquisition and Ps 7.9 billion corresponds to higher expenses at Gestión & Contacto S.A., or Gestión & Contacto, a subsidiary consolidated into Porvenir’s results. Also contributing to the increase in total operating expenses was a Ps 6.1 billion increase in goodwill amortization and a Ps 2.3 billion increase in bonus plan payments—both associated with the Horizonte’s acquisition. Partially offsetting these increases was a Ps 4.0 billion decrease in salaries and employee benefits. Porvenir’s efficiency ratio, excluding Horizonte, for the year ended December 31, 2013 deteriorated in comparison to the same period in 2012, from 38.8% to 46.5%.

Horizonte, net of consolidation adjustments, accounted for an additional Ps 130.2 billion in total operating expenses.

Total operating expenses for Porvenir including Horizonte increased by Ps 157.4 billion for the year ended December 31, 2013 to Ps 367.1 billion as compared to Ps 209.7 billion for the year ended December 31, 2012.

Other Operating Income

Total other operating income for Porvenir’s operations, excluding Horizonte, increased by Ps 13.2 billion for the year ended December 31, 2013 to Ps 39.5 billion from Ps 26.3 billion in the year ended December 31, 2012. This increase was primarily due to higher income from Gestión & Contacto a subsidiary consolidated by Porvenir. Horizonte, net of consolidation adjustments, had no impact in this line item.

Non-Operating Income (Expense, Net)

Total non-operating income (expense), net includes provisions, gains on sale of property, administrative authority fines, and labor demand penalties. Total non-operating income (expense), net for Porvenir, excluding Horizonte, increased by Ps 11.8 billion in the year ended December 31, 2013 from Ps 11.5 billion in the year ended December 31, 2012 to Ps 23.3 billion. This increase was mainly driven by higher reversal of provisions during 2013 as compared to 2012.

Horizonte, net of consolidation adjustments, accounted for an additional Ps 0.6 billion in non-operating income (expense), net.

Total non-operating income (expense), net for Porvenir, including Horizonte, increased by Ps 12.3 billion for the year ended December 31, 2013 to Ps 23.8 billion versus the Ps 11.5 billion for the year ended December 31, 2012.

Income Tax Expense

Income tax expense for Porvenir, excluding Horizonte, decreased by 16.3% to Ps 89.2 billion for the year ended December 31, 2013. This decrease was driven primarily by a 16.9% decrease in income before income tax expense and non-controlling interest. Porvenir’s effective tax rate, calculated before non-controlling interest, slightly increased from 33.2% for the year ended December 31, 2012 to 33.5% for the year ended December 31, 2013.

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

Non-Controlling Interest

Non-controlling interest increased by Ps 6.4 billion for the year ended December 31, 2013 as compared to the year ended December 31, 2012. This increase reflects the portion of net income owned by third parties prior to Porvenir merging its operations with Horizonte.

LB Panamá

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

LB Panamá’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects (i) BAC Credomatic’s consolidated results since December 2010 (and Grupo Financiero Reformador since December 2013), and (ii) the acquisition of BBVA Panamá (now merged into BAC International Bank, Inc) in December 2013. As of December 31, 2013, LB Panamá’s balance sheet carried goodwill of Ps 2,500.5 billion (U.S.$1,298 million) resulting from the direct acquisitions the company made of BAC Credomatic and Banco BAC de Panamá. LB Panamá’s balance sheet also includes Ps 2,056.7 billion (U.S.$1,067 million) of indebtedness, including Ps 520.2 billion (U.S.$270 million) incurred to fund a portion of our acquisition of BAC Credomatic and Ps 1,536.5 billion (U.S.$797 million) of additional indebtedness, of which Ps 496.0 billion (U.S.$257 million) is owed to Grupo Aval Limited and Ps 1,040.5 billion (U.S.$540 million) to Deutsche Bank, compared to total indebtedness of LB Panamá of Ps 2,245.7 billion (U.S.$1,270 million) as of December 31, 2012. As of December 31, 2013, LB Panamá had a fixed income portfolio of Ps 1,387.8 billion (U.S.$720 million) comprised mainly of investment grade bonds issued by Latin American sovereign and corporate issuers, acquired pursuant to Banco de Bogotá’s investment guidelines.

The Central American acquisitions closed in December 2013 and only impacted LB Panamá’s balance sheet and had no effect on the income statement as each of their results of operations for the month of December 2013 were recorded as retained earnings in LB Panamá’s balance sheet.

LB Panamá’s net income attributable to its shareholders for the year ended December 31, 2013 increased by 12.6%, or Ps 53.8 billion, to Ps 480.8 billion primarily due to an increase in net interest income, an increase in total fees and income from services, net, a decrease in income tax expense, and an increase in total other operating income. Partially offsetting these positive trends was an increase in total operating expenses, an increase in total net provisions and a decrease in total non-operating income.

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

LB Panamá’s net interest income increased by 20.1%, or Ps 230.1 billion, from Ps 1,147.3 billion in the year ended December 31, 2012 to Ps 1,377.4 billion in the year ended December 31, 2013. This increase was primarily driven by a Ps 412.5 billion increase in total interest income, of which Ps 315.0 billion was attributable to an increase in interest income from loans and financial leases and Ps 95.4 billion was attributable to an increase in interest income from investment securities. The increase in total interest income was partially offset by a Ps 182.4 billion increase in total interest expense.

Interest income from loans and financial leases increased by 21.3%, or Ps 315.0 billion, to Ps 1,791.9 billion for the year ended December 31, 2013. LB Panamá’s average loans and financial leases portfolio grew by 25.0%, or Ps 2,871.9 billion, to Ps 14,337.7 billion for the year ended December 31, 2013, resulting in a Ps 358.9 billion increase in interest income from loans and financial leases. Partially offsetting this increase in interest income was the decrease in average yield on loans and financial leases from 12.9% for the year ended December 31, 2012 to 12.5% for the year ended December 31, 2013, which resulted in a Ps 44.0 billion decrease in interest income from loans and financial leases. The change in the average yield was the result of a change in the mix in the loan and financial leases portfolio (excluding recent acquisitions) as commercial loans (including financial leases) as a proportion of total gross loans increased from 36.3% as of December 31, 2012 to 37.3% as of December 31, 2013. Consumer and mortgage loans as an aggregate proportion of total gross loans, and which in comparison to commercial loans have a higher yield, decreased from 63.7% as of December 31, 2012 to 62.7% as of December 31, 2013.

Interest income from investment securities increased by Ps 95.4 billion to Ps 161.4 billion for the year ended December 31, 2013. This increase was the result of the combined effect of an increase in the average volume of the investment portfolio of Ps 1,518.0 billion from Ps 1,802.1 billion for the year ended December 31, 2012, to Ps 3,320.1 billion for the year ended December 31, 2013, resulting in a Ps 73.8 billion increase in interest income and an increase in the average yield of the investment portfolio from 3.7% in 2012 to 4.9% in 2013, which resulted in a Ps 21.6 billion increase in interest income from investment securities. The increase in the average volume of the investment portfolio is due to the fact that the investment grade fixed income portfolio was created in the fourth quarter of 2012 and therefore had a limited effect on the average balance and interest income earned for the year ended December 31, 2012, whereas it impacted the average balance and interest income earned for the full year ended December 31, 2013. The fixed income portfolio generated Ps 162.1 billion of interest income from investment securities. This result was Ps 101.1 billion higher than the Ps 61.0 billion of interest income generated by fixed income securities for the year ended December 31, 2012. LB Panamá’s equity portfolio generated a loss of Ps 0.7 billion for the year ended December 31, 2013 versus a Ps 5.0 billion gain for the year ended December 31, 2012.

Interest income from interbank and overnight funds increased by Ps 2.2 billion from Ps 28.3 billion for the year ended December 31, 2012 to Ps 30.5 billion for the year ended December 31, 2013. The increase in interest income from interbank and overnight funds was mainly driven by an increase in the average rate earned on interbank and overnight funds from 3.5% for the year ended December 31, 2012 to 4.0% for the year ended December 31, 2013.

Nonetheless, primarily as a result of the decrease in the average yield on the loan and financial leases portfolio, the average yield earned on interest-earning assets decreased from 11.2% for the year ended December 31, 2012 to 10.8% for the year ended December 31, 2013.

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

The Ps 83.2 billion increase in interest expense on time deposits was driven by an increase in the average balance of time deposits from Ps 4,628.7 billion for the year ended December 31, 2012 to Ps 5,845.6 billion for the year ended December 31, 2013, which resulted in an increase of Ps 62.0 billion in interest expense, and by an increase in the average interest rate paid which rose from 4.6% for the year ended December 31, 2012 to 5.1% for the year ended December 31, 2013 resulting in a Ps 21.2 billion increase in interest expense.

The increase in interest expense on borrowings from banks and others of Ps 76.3 billion was driven by an increase in the average balance from Ps 3,201.0 billion to Ps 5,351.9 billion, which resulted in a Ps 79.5 billion increase in interest expense. Partially offsetting this increase was a decrease in the average interest rate paid from 3.8% for the year ended December 31, 2012 to 3.7% for the year ended December 31, 2013, the decrease in the cost of these funds resulted in a Ps 3.2 billion decrease in interest expense.

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

The increase in interest expense on savings deposits of Ps 8.4 billion was driven by an increase in the average balance of savings deposits from Ps 2,463.4 billion to Ps 2,983.8 billion, which contributed a Ps 6.9 billion increase in interest expense, and by an increase in the average interest rate paid which rose from 1.27% for the year ended December 31, 2012 to 1.33% for the year ended December 31, 2013 resulting in a Ps 1.5 billion increase in interest expense.

The average rate paid on LB Panamá’s total interest-bearing liabilities increased from 2.8% for the year ended December 31, 2012 to 3.1% for the year ended December 31, 2013.

Average total interest-earning assets in LB Panamá increased by 31.0% or Ps 4,358.6 billion for the year ended December 31, 2013 compared to the year ended December 31, 2012, while net interest income increased by 20.1%. This resulted in a contraction of the net interest margin from 8.2% for the year ended December 31, 2012 to 7.5% for the year ended December 31, 2013. In line with the results, the interest spread between the average rate on loans and financial leases and the average rate paid on deposits decreased from 10.5% to 9.8%. The decrease in spread is mainly due to the change in the mix of the loan and financial leases portfolio described above.

Provisions

Total net provision expense of LB Panamá increased by Ps 97.4 billion to Ps 244.2 billion for the year ended December 31, 2013, driven primarily by a Ps 93.0 billion increase in net provisions for loans and financial leases to Ps 239.6 billion as of December 31, 2013.

The increase in the net provision expense for loan and financial lease losses was explained by an increase in gross provisions of Ps 84.5 billion to Ps 255.3 billion for the year ended December 31, 2013, resulting from an increase in the average balance of the loan and financial leases portfolio and to an increase in LB Panamá’s past due consumer loans.

LB Panamá’s past due loans and financial leases increased by 79.6% between December 31, 2012 and December 31, 2013, while total gross loans increased by 64.2%. Excluding recent acquisitions, LB Panamá’s past due loans and financial leases increased by 15.9% between December 31, 2012 and December 31, 2013, while total gross loans increased by 26.1%. LB Panamá’s delinquency ratio increased from 2.4% as of December 31, 2012 to 2.6% as of December 31, 2013, primarily as a result of the effects of the acquisitions of Grupo Reformador and BBVA Panamá in December 2013. If the Central American acquisitions were excluded, LB Panamá’s delinquency ratio improved to 2.2% as of December 31, 2013.

Charge-offs increased from Ps 126.7 billion for the year ended December 31, 2012 to Ps 175.1 billion for the year ended December 31, 2013. LB Panamá’s ratio of charge-offs to average loans and financial leases increased from 1.1% for the year ended December 31, 2012 to 1.2% for the year ended December 31, 2013. LB Panamá’s allowance for loan and financial lease losses increased by Ps 207.3 billion from Ps 212.7 billion as of December 31, 2012 to Ps 420.1 billion as of December 31, 2013, Ps 120.1 billion of this increase corresponds to the allowance for loans and financial lease losses attributable to Grupo Reformador and BBVA Panamá. LB Panamá’s coverage ratio over its past due loans increased from 70.7% as of December 31, 2012 to 77.8% as of December 31, 2013.

Net provisions for foreclosed assets and other assets increased by Ps 5.1 billion to a net expense of Ps 5.6 billion as of December 31, 2013 from a net expense of Ps 0.5 billion as of December 31, 2012. This increase was mainly driven by lower reversals of provisions.

Net provisions for accrued interest and other receivables decreased by Ps 1.4 billion to a net expense of Ps 0.4 billion as of December 31, 2013 from a net expense of Ps 1.8 billion as of December 31, 2012.

The recovery of charged-off assets decreased between the years ended December 31, 2012 and the year ended December 31, 2013 by Ps 0.6 billion to Ps 1.4 billion.

Total Fees and Other Services Income

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	528.4	470.5	57.9	12.3
Branch network services	–	–	–	–
Credit card merchant fees	219.6	194.7	24.9	12.8
Checking fees	–	–	–	–
Warehouse services	–	–	–	–
Fiduciary activities	–	–	–	–
Pension plan administration	16.1	11.5	4.5	39.3
Other	66.2	57.2	8.9	15.6
Total fees and other services income	830.2	734.0	96.2	13.1
Fees and other services expenses	(79.6)	(60.3)	19.3	32.0
Total fees and other services income, net	750.6	673.7	76.9	11.4

Total net fees and other services income increased by 11.4%, or Ps 76.9 billion, to Ps 750.6 billion in the year ended December 31, 2013. Total fees and other services income increased by Ps 96.2 billion mainly as a result of higher commissions from banking services of Ps 57.9 billion, higher credit card merchant fees of Ps 24.9 billion, higher other fees of Ps 8.9 billion, and higher pension plan administration fees of Ps 4.5 billion. These were partially offset by a Ps 19.3 billion increase in fees and other service expenses. The increase in commissions from banking services and in credit card merchant fees was consistent with the growth in LB Panamá’s business prior to the Central American acquisitions.

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

Total other operating income increased by Ps 3.3 billion to Ps 113.8 billion in the year ended December 31, 2013 due primarily to a Ps 3.4 billion increase in foreign exchange gains. In the ordinary course of business, LB Panamá enters into forward contracts and other derivatives transactions in foreign currency almost entirely for hedging purposes and on behalf of its clients.

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

Total operating expenses increased by 12.6%, or Ps 151.8 billion, to Ps 1,360.4 billion for the year ended December 31, 2013. The increase is mainly due to a Ps 91.9 billion increase to Ps 576.3 billion in salaries and employee benefits mainly as a result of an increase from 16,669 in the number of employees during 2012 to 18,463 (excluding Grupo Reformador and Banco BAC de Panamá) during 2013. Also contributing to the increase in operating expenses was a Ps 41.6 billion increase to Ps 577.5 billion in administrative and other expenses principally driven by the organic growth of the business and managing LB Panamá’s resulting larger loan portfolio, a Ps 12.1 billion increase in bonus plan payments, a Ps 4.3 billion increase in goodwill amortizations and a Ps 3.3 billion increase in depreciation expense. LB Panamá’s efficiency ratio for the year ended December 31, 2013 was 55.6%, improving from the 57.1% ratio for the year ended December 31, 2012.

Non-Operating Income (Expense)

Total net non-operating income (expense) decreased by Ps 12.6 billion to a net income of Ps 7.9 billion for the year ended December 31, 2013. This decrease was mainly driven by the recording in 2012 of a reversal of a provision for deferred taxes resulting from the reconciliation of U.S. GAAP to Colombian Banking GAAP accounting standards.

Income Tax Expense

Income tax expense for LB Panamá decreased by 3.1%, or Ps 5.2 billion, to Ps 164.2 billion for the year ended December 31, 2013. LB Panamá’s effective tax rate, calculated before non-controlling interest, decreased from 28.4% for the year ended December 31, 2012 to 25.5% for the year ended December 31, 2013. The decrease in the effective tax rate was mainly explained by the receipt of higher dividends from off-shore entities, which have a lower tax rate than other LB Panamá subsidiaries, in 2013 than in 2012.

Non-Controlling Interest

LB Panamá’s non-controlling interest is not material. It totaled Ps 0.07 billion for the year ended December 31, 2013.

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

Banco de Occidente’s net income attributable to its shareholders decreased by 17.7%, or Ps 92.1 billion, to Ps 428.2 billion for the year ended December 31, 2013. Despite an increase of Ps 45.0 billion or 3.5% in net interest income and an increase of Ps 25.7 billion or 11.2% in total fees and other services income, net, net income attributable to shareholders decreased due to an increase in total net provisions and an increase in total operating expenses.

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

Interest income from loans and financial leases increased by 4.2%, or Ps 75.3 billion, to Ps 1,884.0 billion for the year ended December 31, 2013 compared to 2012. Banco de Occidente’s average loans and financial leases portfolio grew by 14.6%, or Ps 2,252.0 billion, to Ps 17,658.7 billion, resulting in a Ps 222.3 billion increase in interest income from loans and financial leases. The year-end balance of commercial loans (including financial leases) and consumer loans increased by Ps 1,784.3 billion and Ps 834.7 billion, respectively. Partially offsetting this increase in interest income from loans and financial leases was the decrease in their average yield from 11.7% for the year ended December 31, 2012 to 10.7% for the year ended December 31, 2013, which resulted in a Ps 147.1 billion decrease in interest income from loans and financial leases. The decrease in yields was a result of a decreasing rate environment where the average DTF rate decreased from 5.35% for the year ended December 31, 2012 to 4.24% for the year ended December 31, 2013.

Interest income from investment securities decreased by Ps 49.0 billion to Ps 125.1 billion for the year ended December 31, 2013. The fixed income portfolio generated Ps 124.7 billion, or 99.6% of Banco de Occidente’s earnings on investment securities for the year ended December 31, 2013, while the equity portfolio generated Ps 0.4 billion, or 0.4% of earnings from investment securities, in line with historical results. The Ps 49.0 billion decrease was explained by a decrease in the average yield earned on investment securities from 4.3% for the year ended December 31, 2012 to 2.5% for the same period in 2013. This decrease in the average yield was driven by an increase in fixed income securities’ rates experienced in Colombia during the second and third quarters of 2013. Partially offsetting this decrease in yields was an increase in the average balance of the investment portfolio of Ps 970.5 billion, or 23.8%, to Ps 5,043.1 billion for the year ended December 31, 2013.

The average yield earned on interest-earning assets decreased from 10.1% for the year ended December 31, 2012 to 8.9% for the year ended December 31, 2013, primarily as a result of the declines in interest income from the fixed income portfolio described above.

The 3.1%, or Ps 23.0 billion, decrease in total interest expense to Ps 722.5 billion for the year ended December 31, 2013 was mainly driven by a Ps 27.1 billion decrease in interest expense on savings deposits, a Ps 16.3 billion decrease in interest expense on borrowings from banks and others, a Ps 6.0 billion decrease in interest expense on long-term debt, and a Ps 4.9 billion decrease in interest expense on interbank and overnight funds. Partially offsetting these decreases was a Ps 30.3 billion increase in interest expense on time deposits.

The decrease in interest expense on savings deposits of Ps 27.1 billion was driven by a decrease in the average interest rate paid on those deposits decreasing from 4.2% for the year ended December 31, 2012 to 3.1% for the year ended December 31, 2013. The 107 basis points decrease in the average interest rate contributed to a decrease of Ps 67.7 billion in interest expense and was consistent with the decrease in the average DTF rate described above. Partially offsetting this decrease was an increase in the average balance of savings deposits from Ps 6,387.8 billion for the year ended December 31, 2012 to Ps 7,703.6 billion for the year ended December 31, 2013, which resulted in a Ps 40.6 billion increase in interest expense.

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

The decrease in interest expense on long-term debt of Ps 6.0 billion was driven primarily by a decrease in the average interest rate paid, consistent with the decreasing interest-rate environment, from 7.5% for the year ended December 31, 2012 to 6.1% for the year ended December 31, 2013 which resulted in a Ps 30.2 billion decrease in interest expense. This decrease was offset in part by an 18.3%, or Ps 396.9 billion, increase in the average balance of long-term debt to Ps 2,560.9 billion for the year ended December 31, 2013, which resulted in a Ps 24.3 billion increase in interest expense.

The Ps 4.9 billion decrease in interest expense from interbank and overnight funds was driven by a decrease in the average balance from Ps 533.2 billion for the year ended December 31, 2012 to Ps 405.8 billion for the year ended December 31, 2013.

The increase in interest expense from time deposits of Ps 30.3 billion was driven by an increase in the average balance from Ps 3,943.8 billion for the year ended December 31, 2012 to Ps 5,100.3 billion for the year ended December 31, 2013 contributing an increase of Ps 56.2 billion in interest expense. Partially offsetting this increase was a decrease in the average interest rate paid, consistent with the decreasing interest-rate environment, from 5.2% for the year ended December 31, 2012 to 4.6% for the year ended December 31, 2013 which resulted in a Ps 25.9 billion decrease in interest expense.

The average rate paid on interest-bearing liabilities decreased from 4.9% for the year ended December 31, 2012 to 3.9% for the year ended December 31, 2013.

The average total interest-earning assets for the year ended December 31, 2013 compared to the year ended December 31, 2012 increased by 15.6% or Ps 3,118.0 billion, and net interest income between the same periods increased by 3.5%, resulting in a decrease in the net interest margin from 6.4% for the year ended December 31, 2012 to 5.7% for the year ended December 31, 2013. The interest spread between the average rate on loans and financial leases and the average rate paid on deposits slightly decreased from 7.3% in 2012 to 7.1% in 2013.

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

Charge-offs increased from Ps 198.4 billion for the year ended December 31, 2012 to Ps 243.4 billion for the year ended December 31, 2013. Banco de Occidente’s ratio of charge-offs to average balance of loans and financial leases increased from an annualized 1.3% for the year ended December 31, 2012 to 1.4% for the year ended December 31, 2013. Since charge-offs were only a fraction of net provisions for loans and financial leases, the total allowance for loans and financial lease losses increased from Ps 611.3 billion as of December 31, 2012 to Ps 700.4 billion as of December 31, 2013. Banco de Occidente’s coverage ratio for its past due loans increased from 146.8% for the year ended December 31, 2012 to 146.9% for the year ended December 31, 2013.

Net provision expense for accrued interest and other receivables increased by Ps 4.1 billion to Ps 34.9 billion for the year ended December 31, 2013 from Ps 30.8 billion for 2012 due to a combination of a higher provision expense of Ps 10.4 billion and higher reversals of provisions of Ps 6.3 billion. This increase in net provision expense is mainly attributable to an increase in the balance of accrued interest and other receivables.

The recovery of charged-off assets decreased by Ps 1.6 billion for 2012 to Ps 50.3 billion for 2013. The ratio of recovered charged-off assets to average loans and financial leases remained unchanged at 0.3% for both 2012 and 2013.

Net provision expense for foreclosed assets and other assets decreased by Ps 5.0 billion to Ps 3.6 billion for the year ended December 31, 2013 from Ps 8.5 billion for 2012 due to a combination of a lower provision expense of Ps 2.6 billion and higher reversals of provisions of Ps 2.3 billion.

Total Fees and Other Services Income, Net

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	189.4	163.2	26.1	16.0
Branch network services	–	–	–	–
Credit card merchant fees	98.0	81.7	16.2	19.9
Checking fees	20.8	22.1	(1.3)	(5.7)
Warehouse services	–	–	–	–
Fiduciary activities	48.4	46.0	2.4	5.1
Pension plan administration	–	–	–	–
Other	33.5	33.4	0.1	0.4
Total fees and other services income	390.1	346.5	43.6	12.6
Fees and other services expenses	(135.4)	(117.5)	17.9	15.3
Total fees and other services income, net	254.7	229.0	25.7	11.2

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

Total operating expenses increased by 7.8%, or Ps 72.9 billion, to Ps 1,010.1 billion for the year ended December 31, 2013 primarily due to a Ps 39.6 billion increase in administrative and other expenses, to Ps 448.4 billion, principally driven by the organic growth of the business and particularly as a result of Banco de Occidente’s larger loan and financial leases portfolio. Salaries and employee benefits increased by Ps 16.8 billion or 5.1% to Ps 344.8 billion, which was explained by an increase in headcount from 10,876 at December 31, 2012 to 11,652 at

December 31, 2013. On a per employee basis, salaries decreased by 1.9%. Depreciation expense increased by Ps 7.8 billion to Ps 141.0 billion as a result of higher depreciation expense from operating leases. Deposit security expense, net (representing Colombian mandatory deposit insurance) increased by Ps 7.7 billion, due to an increase in the average balance of deposits in 2013. Banco de Occidente’s efficiency, measured as a cost-to-income ratio, deteriorated from 43.5% at December 31, 2012 to 45.6% at December 31, 2013, mainly driven by a decrease in operating income. The annualized ratio of operating expenses before depreciation and amortization as a percentage of average assets improved from 3.5% for the year ended December 31, 2012 to 3.3% for the year ended December 31, 2013.

Non-Operating Income (Expense)

Total non-operating income (expense) includes gains (losses) from the sale of foreclosed assets, property, plant and equipment and other assets. Total non-operating income slightly decreased to Ps 12.3 billion for the year ended December 31, 2013, from a total net non-operating income of Ps 12.9 billion for the year ended December 31, 2012.

Income Tax Expense

Income tax expense for Banco de Occidente decreased by Ps 19.2 billion to Ps 155.5 billion for the year ended December 31, 2013. This decrease was primarily due to a lower income before income tax expense and non-controlling interest. Banco de Occidente’s effective tax rate, calculated before non-controlling interest, increased from 25.1% for the year ended December 20, 2012 to 26.6% for the year ended December 31, 2013. The increase in the effective tax rate was driven by change in the Colombian tax system as a result of the 2012 Tax Reform, which came into effect in 2013 (see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Regulation on Payroll Loans—2012 Tax Reform”).

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

Despite a 5.6%, or Ps 612.0 billion, increase in Banco Popular’s average of interest-earning loans and financial leases portfolio to Ps 11,479.4 billion, which resulted in a Ps 76.6 billion increase in interest income, total interest income from loans and financial leases decreased by 1.2%, or Ps 18.1 billion, to Ps 1,434.6 billion for the year ended December 31, 2013 due to a decrease in the average yield of loans and financial leases from 13.4% for the year ended December 31, 2012 to 12.5% for the year ended December 31, 2013, which resulted in a Ps 94.7 billion decrease in interest income from loans and financial leases. The decrease in the yield was a result of a decreasing rate environment in Colombia where the average DTF rate decreased from 5.35% for the year ended December 31, 2012 to 4.24% for the year ended December 31, 2013.

Interest income from investment securities decreased by 18.0%, or Ps 25.6 billion, to Ps 116.3 billion for the year ended December 31, 2013 mainly as a result of a decrease in the average yield earned on investment securities from 6.3% for the year ended December 31, 2012 to 4.7% for the year ended December 31, 2013. This decrease in the average yield was driven by an increase in the rate for fixed income securities’ experienced in Colombia during the second and third quarters of 2013. The average balance of investment securities increased from Ps 2,258.8 billion for the year ended December 31, 2012 to Ps 2,453.6 billion for the year ended December 31, 2013. The fixed income portfolio generated Ps 114.8 billion of interest income from investment securities, accounting for 98.8% of Banco Popular’s interest income from investment securities, while the equity portfolio generated Ps 1.4 billion of interest income from investment securities, accounting for 1.2% of Banco Popular’s interest income from investment securities.

Interest income from interbank and overnight funds decreased by Ps 4.6 billion to Ps 14.1 billion for the year ended December 31, 2013 mainly driven by a decrease in the average balance of interbank and overnight funds from Ps 247.7 billion as of December 31, 2012 to Ps 136.6 billion as of December 31, 2013.

The average yield from interest-earning assets decreased from 12.1% for the year ended December 31, 2012 to 11.1% for the year ended December 31, 2013 as a result of (i) the decreasing rate environment described above, and (ii) a decrease in the average yield on investment securities.

Total interest expense decreased by Ps 96.2 billion to Ps 458.7 billion for the year ended December 31, 2013 as compared to the year ended December 31, 2012. This decrease was mainly explained by a Ps 42.7 billion decrease in interest expense on time deposits, a Ps 27.9 billion decrease in interest expense on borrowings from banks and others, a Ps 16.3 billion decrease in interest expense on checking accounts, and a Ps 12.6 billion decrease in interest expense on long-term debt.

The Ps 42.7 billion decrease in interest expense on time deposits was driven by a decrease in the average balance of time deposits from Ps 2,068.9 billion in 2012 to Ps 1,622.2 billion in 2013, which resulted in a decrease of Ps 23.8 billion in interest expense, and a decrease in the average interest rate paid on those deposits from 6.2% for the year ended December 31, 2012 to 5.3% for the year ended December 31, 2013. The 92 basis points decrease in the cost of these funds resulted in a decrease of Ps 18.9 billion in interest expense and was mainly a result of the above-mentioned decreasing DTF rate environment.

The decrease in interest expense on borrowings from banks and others of Ps 27.9 billion was driven by a decrease in the average balance of these funds from Ps 566.3 billion in 2012 to Ps 235.8 billion in 2013, which resulted in a decrease of Ps 17.4 billion in interest expense, and by a decrease in the average interest rate paid on borrowings from banks and others which decreased from 6.6% for the year ended December 31, 2012 to 4.0% for the year ended December 31, 2013. The decrease in the interest rate paid was, as in the case of the time deposits, consistent with a decreasing interest-rate environment and resulted in a Ps 10.5 billion decrease in interest expense.

The Ps 16.3 billion decrease in interest expense on checking accounts was driven by a decrease in the average rate paid for checking accounts which decreased from 7.2% for the year ended December 31, 2012 to 3.8% for the year ended December 31, 2013. The decrease in the interest rate paid was also consistent with the decreasing interest-rate environment and resulted in a Ps 11.4 billion decrease in interest expense. Also contributing to the decrease in interest expense was a decrease in the average balance of these funds from Ps 330.4 billion in 2012 to Ps 200.4 billion in 2013, which resulted in a decrease of Ps 4.9 billion in interest expense.

The decrease in interest expense on long-term debt of Ps 12.6 billion was driven by a decrease in the average rate paid for long-term debt which decreased from 6.9% for the year ended December 31, 2012 to 5.8% for the year ended December 31, 2013. The decrease in the interest rate paid was also consistent with the decreasing interest-rate environment and resulted in a Ps 20.0 billion decrease in interest expense. Partially offsetting this decrease was a 7.4%, or Ps 127.7 billion, increase in the average balance of these funds from Ps 1,718.1 billion in 2012 to Ps 1,845.9 billion in 2013, which resulted in an increase of Ps 7.4 billion in interest expense.

The average rate paid on interest-bearing liabilities decreased from 5.2% for the year ended December 31, 2012 to 4.1% for the year ended December 31, 2013.

Average total interest-earning assets for the year ended December 31, 2013 compared to the year ended December 31, 2012 increased by 5.2% or Ps 695.5 billion to Ps 14,069.4 billion, while the increase in net interest income between the same periods was 4.5%, as a result, net interest margin for the years ended December 31, 2012 December 31, 2013 was 7.9%. Interest spread between the average yield earned on loans and financial leases and the average rate paid on deposits was 8.7% both for the year ended December 31, 2012 and for the year ended December 31, 2013.

Provisions

Total net provisions decreased by Ps 24.6 billion to Ps 66.1 billion for the year ended December 31, 2013, driven primarily by a Ps 24.5 billion decrease in net provisions for loans and financial leases to Ps 74.6 billion. The decrease in the net provision for loan and financial lease losses is mainly due to an improvement in credit quality, as Banco Popular’s delinquency ratio (measured as loans at least 30 days past due as a percentage of total gross loans) improved from 2.12% as of December 31, 2012 to 2.06% as of December 31, 2013.

Charge-offs showed an increase from Ps 57.8 billion for the year ended December 31, 2012 to Ps 65.8 billion for the year ended December 31, 2013. Banco Popular’s ratio of charge-offs to average loans and financial leases slightly increased from an annualized 0.5% for the year ended December 31, 2012 to 0.6% for the year ended

December 31, 2013. Since Banco Popular’s net provisions for loan and financial lease losses increased, in absolute terms, more than the increase in charge-offs, the allowance for loan and financial lease losses increased from Ps 430.1 billion as of December 31, 2012 to Ps 438.6 billion as of December 31, 2013. Banco Popular’s coverage over its past due loans increased from 172.4% as of December 31, 2012 to 176.1% as of December 31, 2013.

Net provisions for accrued interest and other receivables decreased by Ps 1.5 billion to a net expense of Ps 3.0 billion as of December 31, 2013 from a net expense of Ps 4.5 billion as of December 31, 2012 due to a combination of a lower provision expense of Ps 3.2 billion and lower reversals of provisions of Ps 1.7 billion.

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

Total Fees and Other Services Income, Net

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	94.3	83.6	10.7	12.8
Branch network services	–	–	–	–
Credit card merchant fees	6.8	6.1	0.7	12.0
Checking fees	3.2	3.7	(0.5)	(13.0)
Warehouse services	59.7	62.2	(2.5)	(4.0)
Fiduciary activities	14.2	13.8	0.4	3.0
Pension plan administration	0.7	0.7	0.0	1.3
Other	8.4	10.0	(1.5)	(15.3)
Total fees and other services income	187.4	180.0	7.4	4.1
Fees and other services expenses	(39.8)	(35.0)	4.9	13.9
Total fees and other services income, net	147.6	145.0	2.5	1.8

Total fees and other services income, net increased by 1.8%, or Ps 2.5 billion, to Ps 147.6 billion for the year ended December 31, 2013. This increase was primarily due to a Ps 10.7 billion increase in commissions from banking services to Ps 94.3 billion. Partially offsetting this increase was a Ps 4.9 billion increase in total fees and other services expenses to Ps 39.8 billion, a Ps 2.5 billion decrease in warehouse services fees to Ps 59.7 billion, and a Ps 1.5 billion decrease in other fees.

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

Total other operating income decreased by 9.9%, or Ps 4.8 billion, to Ps 44.0 billion for the year ended December 31, 2013. This decrease was primarily a result of a Ps 7.7 billion decrease in other income, partially offset by a Ps 2.9 billion increase in net foreign exchange and derivative operations. The decrease in other income was driven by lower income from joint venture for the year ended December 31, 2013 as Fiduciaria Popular ceased their participation in Foncep (Fondo de prestaciones económicas, cesantías y pensiones).

Operating Expenses

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Salaries and employee benefits	(263.8)	(259.3)	4.5	1.7
Bonus plan payments	(4.1)	(3.9)	0.3	6.6
Termination payments	(0.7)	(0.4)	0.3	83.2
Administrative and other expenses	(388.1)	(350.2)	37.9	10.8
Deposit security, net	(31.5)	(29.5)	1.9	6.6
Charitable and other donation expenses	(1.4)	(1.4)	0.0	3.3
Depreciation	(26.3)	(24.5)	1.8	7.4
Goodwill amortization	–	–	–	–
Total operating expenses	(715.9)	(669.2)	46.7	7.0

Total operating expenses increased by 7.0% or Ps 46.7 billion to Ps 715.9 billion for the year ended December 31, 2013 versus the year ended December 31, 2012. Administrative and other expenses increased by Ps 37.9 billion to Ps 388.1 billion, principally driven by the organic growth of the business as Banco Popular’s total assets increased by 10.5%. Salaries and employee benefits increased by Ps 4.5 billion to Ps 263.8 billion, which was partially explained by the increase in headcount from 6,674 at December 31, 2012 to 6,709 at December 31, 2013. On a per employee basis, salaries and employee benefits increased by 1.2%. Banco Popular’s efficiency ratio deteriorated, on a cost to income basis, from 51.5% for the year ended December 31, 2012 to 53.1% for the year ended December 31, 2013 as operating income before provisions grew at a slower pace than operating expenses. The annualized ratio of operating expenses before depreciation and amortization as a percentage of average assets remained unchanged at 4.3% for both the years ended December 31, 2012 and 2013.

Non-Operating Income (Expense)

Total net non-operating income (expense) increased by Ps 16.3 billion to Ps 93.4 billion for the year ended December 31, 2013, mainly driven by recoveries of labor contingencies derived from new calculations of their actuarial models.

Income Tax Expense

Income tax expense for Banco Popular increased by Ps 22.9 billion to Ps 210.6 billion for the year ended December 31, 2013, primarily due to higher income before income tax expense and non-controlling interest. Banco Popular’s effective tax rate, calculated before non-controlling interest, increased from 33.0% for the year ended December 31, 2012 to 34.6% for the year ended December 31, 2013, driven by change in the Colombian tax system as a result of the 2012 Tax Reform, which came into effect in 2013 (see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Regulation on Payroll Loans—2012 Tax Reform”).

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

Banco AV Villas’ net income attributable to its shareholders increased by 8.0%, or Ps 13.8 billion, to Ps 186.1 billion for the year ended December 31, 2013 as compared to the year ended December 31, 2012. The increase was primarily due to an increase in net interest income and in total fees and other services income, net offset in part by an increase in total net provisions, an increase in operating expenses and a decrease in non-operating income (expense) net.

Net Interest Income

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Interest income:
Interest on loans	785.7	732.1	53.6	7.3
Interest on investment securities	156.8	128.5	28.3	22.0
Interbank and overnight funds	4.1	7.9	(3.8)	(48.3)
Financial leases	–	–	–	–
Total interest income	946.6	868.5	78.1	9.0
Interest expense:
Checking accounts	(2.1)	(2.4)	(0.3)	(14.0)
Time deposits	(112.4)	(129.2)	(16.8)	(13.0)
Savings deposits	(84.8)	(87.1)	(2.3)	(2.6)
Total interest expense from deposits	(199.3)	(218.7)	(19.4)	(8.9)
Borrowing from banks and others	(4.0)	(6.9)	(3.0)	(42.7)
Interbank and overnight funds (expenses)	(19.8)	(28.6)	(8.8)	(30.7)
Long-term debt (bonds)	–	–	–	–
Total interest expense	(223.0)	(254.2)	(31.1)	(12.3)
Net interest income	723.6	614.3	109.3	17.8

Banco AV Villas’ net interest income increased by 17.8%, or Ps 109.3 billion, from Ps 614.3 billion for the year ended December 31, 2012 to Ps 723.6 billion for the year ended December 31, 2013. This increase was driven by a Ps 78.1 billion increase in total interest income and a Ps 31.1 billion decrease in total interest expense.

Interest earned on loans increased by 7.3%, or Ps 53.6 billion, to Ps 785.7 billion for the year ended December 31, 2013 as compared to the year ended December 31, 2012. The increase was mainly driven by a 13.1%, or Ps 701.6 billion, increase in Banco AV Villas’ average interest-bearing loan portfolio to Ps 6,057.3 billion as of December 31, 2013, which resulted in an increase of Ps 91.0 billion in interest income on loans, and a decrease in the average yield on loans from 13.7% for the year ended December 31, 2012 to 13.0% for the year ended December 31, 2013, which resulted in a Ps 37.4 billion decrease in interest income. The decrease in yields was a result of a decreasing rate environment where the average DTF rate decreased from 5.35% for the year ended December 31, 2012 to 4.24% for the year ended December 31, 2013.

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

The average yield earned on interest-earning assets decreased from 11.7% for the year ended December 31, 2012 to 11.4% for the year ended December 31, 2013, mainly driven by the decrease in the average yield on loans described above.

Total interest expense decreased by 12.3%, or Ps 31.1 billion, to Ps 223.0 billion for the year ended December 31, 2013 as compared to the year ended December 31, 2012. This decrease was mainly driven by a Ps 16.8 billion decrease in interest expense on time deposits, a Ps 8.8 billion decrease in interest expense on interbank and overnight funds, a Ps 3.0 billion decrease in interest expense on borrowings from banks and others, and a Ps 2.3 billion decrease in interest expense on savings deposits.

The Ps 16.8 billion decrease in interest expense on time deposits was mainly driven by a decrease in the average interest rate paid from 5.5% for the year ended December 31, 2012 to 4.7% for the year ended December 31, 2013. The 81 basis points decrease in the cost of these funds, which resulted in a Ps 18.8 billion decrease in interest expense from time deposits, was mainly a result of a 111 basis points decrease in the average DTF rate from 5.35% for the year in December 31, 2012 to 4.24% for the year ended December 2013. Partially offsetting this decrease in interest expense was a 1.8%, or Ps 43.0 billion, increase in the average balance of time deposits which resulted in a Ps 2.0 billion increase in interest expense.

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

The Ps 3.0 billion decrease in interest expense on borrowings from banks and others was driven by a decrease in the average interest rate paid on those funds which decreased from 6.8% for the year ended December 31, 2012 to 5.0% for the year ended December 31, 2013, resulting in a decrease of Ps 1.8 billion in interest expense. Also contributing to the decrease in interest expense was a decrease in the average balance of borrowings from banks and others from Ps 101.8 billion in 2012 to Ps 78.8 billion in 2013 resulting in a Ps 1.2 billion decrease in interest expense.

The decrease in interest expense on savings deposits of Ps 2.3 billion was mainly driven by a 45 basis points decrease in the average interest rate paid from 2.6% for the period ended December 31, 2012 to 2.1% for the period ended December 31, 2013, which resulted in a Ps 15.3 billion decrease in interest expense. Partially offsetting this decrease in interest expense was an 18.0%, or Ps 612.7 billion, increase in the average balance of savings deposits to Ps 4,012.3 billion for the year ended December 31, 2013, which resulted in a Ps 12.9 billion increase in interest expense.

The average rate paid on interest-bearing liabilities decreased from 3.9% for the year ended December 31, 2012 to 3.0% for the year ended December 31, 2012, which was consistent with the above-mentioned decreasing rate environment.

Average total interest-earning assets for the year ended December 31, 2013 compared to the year ended December 31, 2012 increased by 12.3%, or Ps 907.2 billion, and net interest income by 17.8%, which resulted in an increase in the net interest margin from 8.3% for the year ended December 31, 2012 to 8.7% for the year ended December 31, 2013. The interest spread between the average rate on loans and financial leases and the average rate paid on deposits was 9.9% for both 2013 and 2012.

Provisions

Total net provisions increased Ps 45.3 billion in 2013, from Ps 88.0 billion for the year ended December 31, 2012 to Ps 133.3 billion for the year ended December 31, 2013. This increase was primarily driven by a Ps 38.8 billion increase in net provisions for loan losses, from Ps 109.2 billion for the year ended December 31, 2012 to Ps 148.0 billion for the year ended December 31, 2013. The increase in net provisions for loan losses was driven by (i) an increase in the average volume of loans and (ii) a deterioration in the credit quality of the loan portfolio, as Banco AV Villas’ delinquency ratio (measured as loans at least 30 days past due as a percentage of total gross loans) increased from 3.7% as of December 31, 2012 to 3.8% as of December 31, 2013, driven by a deterioration in the delinquency ratio of consumer loans from 4.8% in 2012 to 5.3% in 2013.

Charge-offs increased from Ps 101.6 billion for the year ended December 31, 2012 to Ps 103.6 billion for the year ended December 31, 2013 and the ratio of charge-offs to average loans improved from 1.9% to 1.7% as of December 31, 2012 and 2013, respectively. Since Banco AV Villas’ net provisions for loan and financial lease losses increased, in absolute terms, more than the increase in charge-offs, the allowance for loan losses increased from Ps 251.2 billion as of December 31, 2012 to Ps 295.6 billion as of December 31, 2013. As of December 31, 2013 Banco AV Villas coverage over its past due loans increased from 116.9% in 2012 to 118.2% in 2013.

The recovery of charged-off assets decreased between the year ended December 31, 2012 and the year ended December 31, 2013 by Ps 4.1 billion to Ps 23.0 billion due to a decrease in the volume of charged-off loans subject to recovery.

Net provisions for foreclosed assets and other assets increased by Ps 1.5 billion to a net expense of Ps 0.7 billion for the year ended December 31, 2013 due to a combination of higher provision expense of Ps 1.1 billion and lower reversals of provisions of Ps 0.4 billion.

Net provisions for accrued interest and other receivables increased by Ps 1.0 billion to a net expense of Ps 7.7 billion for the year ended December 31, 2013 from Ps 6.7 billion for the same period in 2012.

Total Fees and Other Services Income, Net

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	150.1	149.8	0.3	0.2
Branch network services	–	–	–	–
Credit card merchant fees	16.3	13.6	2.8	20.5
Checking fees	7.7	7.9	(0.3)	(3.2)
Warehouse services	–	–	–	–
Fiduciary activities	–	–	–	–
Pension plan administration	–	–	–	–
Other	58.2	45.3	13.0	28.6
Total fees and other services income	232.3	216.5	15.8	7.3
Fees and other services expenses	(66.7)	(57.1)	9.6	16.9
Total fees and other services income, net	165.6	159.4	6.2	3.9

Total fees and other services income, net increased by 3.9%, or Ps 6.2 billion, to Ps 165.6 billion for the year ended December 31, 2013. This was primarily due to a Ps 13.0 billion increase in other fees which includes fees received from disbursing social security payments and a Ps 2.8 billion in credit card and merchant fees. This increase was partially offset by a Ps 9.6 billion increase in fees and other services expenses.

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

Total other operating income increased by Ps 1.8 billion to Ps 6.0 billion for the year ended December 31, 2013. This increase was mainly driven by an increase in dividend income received from Banco AV Villas’ investment in Redeban, a clearing house in Colombia.

Operating Expenses

	Year ended December 31,		Change, December 2013 vs. December 2012
	2013	2012	#	%
	(in Ps billions)
Salaries and employee benefits	(157.6)	(152.5)	5.1	3.4
Bonus plan payments	(1.7)	(1.2)	0.5	40.9
Termination payments	(0.5)	(0.4)	0.1	13.5
Administrative and other expenses	(280.7)	(263.7)	17.0	6.5
Deposit security, net	(21.3)	(15.5)	5.7	36.9
Charitable and other donation expenses	(0.5)	(0.8)	(0.3)	(36.9)
Depreciation	(20.3)	(21.6)	(1.3)	(6.0)
Goodwill amortization	–	–	–	–
Total operating expenses	(482.6)	(455.7)	26.9	5.9

Total operating expenses for the year ended December 31, 2013 increased by 5.9% or Ps 26.9 billion to Ps 482.6 billion. Administrative and other expenses increased by Ps 17.0 billion to Ps 280.7 billion, principally driven by the organic growth of the business and particularly due to Banco AV Villas’ larger loan portfolio. Salaries and employee benefits increased by Ps 5.1 billion, or 3.4%, to Ps 157.6 billion, partially explained by the growth in the number of Banco AV Villas’ employees from 6,211 on December 31, 2012 to 6,517 on December 31, 2013. On a per employee basis, salary and employee benefits decreased by 1.5%.

Deposit security expense, net (representing Colombian mandatory deposit insurance) increased by Ps 5.7 billion, mainly due to an increase in the average balance of deposits in 2013. As Banco AV Villas’ total operating expenses before depreciation and goodwill amortization grew by 6.5%, while its operating income before net provisions increased by 15.1%, Banco AV Villas’ efficiency ratio improved for the year ended December 31, 2013 as compared to the year ended December 31, 2012 from 55.8% to 51.6%. The ratio of annualized operating expenses before depreciation and goodwill amortization as a percentage of average assets also showed an improvement from 5.2% for the year ended December 31, 2012 to 5.0% for the year ended December 31, 2013.

Non-Operating Income (Expense)

Total non-operating income (expense) decreased by Ps 13.0 billion to Ps 3.2 billion for the year ended December 31, 2013. This decrease was driven by a Ps 8.9 billion decrease in non-operating income and an increase of Ps 4.1 billion in non-operating expenses.

The decrease in non-operating income during the year ended December 31, 2013 was principally due to higher reversals of other provisions for the year ended December 31, 2012 of Ps 5.3 billion related to taxes and deposit security, and a gain from the sale of property plant and equipment of Ps 1.2 billion recorded in the year ended December 31, 2012.

The increase in non-operating expense was mainly driven by higher expenses related to fines, penalties and casualties of Ps 2.4 billion for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Also contributing to this increase was a higher loss of Ps 1.3 billion in the recovery of charged-off assets during 2013 as compared to 2012.

Income Tax Expense

Income tax expense increased by Ps 18.4 billion to Ps 96.4 billion for the year ended December 31, 2013 primarily due to higher income before income tax expense and non-controlling interest. Banco AV Villas’ effective tax rate increased from 31.1% for the year ended December 31, 2012 to 34.1% for the year ended December 31, 2013, driven by change in the Colombian tax system as a result of the 2012 Tax Reform, which came into effect in 2013 (see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Regulation on Payroll Loans—2012 Tax Reform”).

Non-Controlling Interest

Banco AV Villas’ non-controlling interest, responsible for only 0.01% of its net income before non-controlling interest for the year ended December 31, 2013, decreased from Ps 0.21 billion for year ended December 31, 2012 to Ps 0.01 billion for year ended December 31, 2013. Banco AV Villas’ non-controlling interest reflects other Grupo Aval banks’ ownership in A Toda Hora S.A. by other subsidiaries of Grupo Aval.

U.S. GAAP Reconciliation

We prepare our financial statements in accordance with Colombian Banking GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to Grupo Aval shareholders, in accordance with Colombian Banking GAAP, was Ps 1,668.7 billion, Ps 1,600.5 billion and Ps 1,526.4 billion for the years ended December 31, 2014, 2013 and 2012, respectively. Under U.S. GAAP, we would have reported a net income attributable to Grupo Aval shareholders of Ps 1,854.9 billion, Ps 1,632.5 billion and Ps 1,564.5 billion for the years ended December 31, 2014,  2013 and 2012, respectively.

The following items generated the most significant differences between Colombian Banking GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	Equity tax;

•	Consolidation of Promigas

•	Allowance for loans, lease losses and foreclosed assets;

•	Reappraisal of assets;

•	Deferred income taxes;

•	Cumulative translation adjustment; and

•	Business combination.

For a discussion of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income in 2014, 2013 and 2012 and shareholders’ equity at December 31, 2014 and 2013, see note 30 to our audited consolidated financial statements.

Critical Accounting Policies under U.S. GAAP

Allowance for Loan Losses

Under U.S. GAAP, we consider loans to be impaired when it is probable that all amounts of principal and interest will not be collected according to the contractual terms of the loan agreement. Pursuant to Accounting Standards Codification, or “ASC”, Subtopic 310-10, “Accounting by Creditors for Impairment of a Loan”, the allowance for significant impaired loans is assessed based on the present value of estimated future cash flows discounted at the current effective loan rate or the fair value of the collateral in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when discounted future cash flows or collateral fair value is lower than book value.

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

A 10% decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps 177.1 billion.

A 10% increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps 152.4 billion.

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

This credit loss is based on the present value of cash flows expected to be collected from the debt security. If a credit loss exists but an entity does not intend to sell the impaired debt security and it is likely that it will not be required to sell before recovery, the impairment is other-than-temporary. It should, therefore, be separated into:

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

At December 31, 2014 and 2013 the amortized cost exceeded the fair value of these securities. Nevertheless, we have determined, for U.S. GAAP purposes, that unrealized losses on these securities are temporary in nature based on our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of our review conducted to identify and evaluate investments that have indications of possible impairments.

Impairment of Goodwill and Intangibles Recognized upon Business Combinations

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

Beginning with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (included in FASB ASC Subtopic 740 10—Income Taxes—Overall”) on January 1, 2009, we recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of Interpretation 48, we recognized the effect of income tax positions only if such positions were likely to be sustained.

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

Recent U.S. GAAP pronouncements.

In January 2015, FASB issued ASU 2015-01, “Income Statement—Extraordinary and Unusual Items” to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in this Update will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810). The Board issued the amendments in this Update to respond to stakeholders’ concerns about the current accounting for consolidation of certain legal entities. Current generally accepted accounting principles (GAAP) might require a reporting entity to consolidate another legal entity in situations in which the reporting entity’s contractual rights do not give it the ability to act primarily on its own behalf, the reporting entity does not hold a majority of the legal entity’s voting rights, or the reporting entity is not exposed to a majority of the legal entity’s economic benefits or obligations. The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments:

1.	Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities

2.	Eliminate the presumption that a general partner should consolidate a limited partnership

3.	Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.

4.
Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

This Update will be effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We are currently evaluating the impact of ASU No. 2015-02 on our consolidated financial condition and results of operations.

In November 2014, FASB issued ASU 2014-17, “Pushdown Accounting a consensus of the FASB Emerging Issues Task Force” to provide guidance for determining whether and at what threshold pushdown accounting should be established in an acquired entity’s separate financial statements. According to ASU 2014-16, an acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. An acquired entity should determine whether to elect to apply pushdown accounting for each individual change-in-control event in which an acquirer obtains control of the acquired entity. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity’s most recent change-in-control event. The amendments in this Update became effective on November 18, 2014.

In August 2014, FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” to provide guidance about management’s responsibility to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this Update will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

In June 2014, FASB issued ASU 2014-11, “Transfers and Servicing: Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” to provide guidance in the accounting of the different types of repurchase agreements, specifically for Repurchase-to-maturity transactions and repurchase financing secured borrowing accounting, which is consistent with the accounting of other repurchase agreements. Formerly, repurchase-to-maturity transactions (repurchase agreements that mature at the same time as the transferred financial asset) were generally accounted for as a sale and a forward repurchase agreement when they are not considered to maintain the transferor’s effective control and they satisfied the other conditions for derecognition. In accordance with the amendments in this update, repurchase-to-maturity transactions must be accounted for as secured borrowings.

On the other hand, a repurchase financing executed contemporaneously with an initial transfer with the same counterparty generally was accounted for as a derivative if the two transactions were required to be linked in their accounting. The amendments in this update require that the repurchase agreement be accounted for as a secured borrowing separately from the initial transfer of the financial asset, which is accounted for as a sale.

Additionally, the amendments require two additional disclosures about transfers accounted for as sales in transactions that are economically similar to repurchase agreements, and the type of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The accounting changes in this Update became effective for public business entities for the first interim or annual period beginning after December 15, 2014. Management does not expect any significant impact concerning the amendments introduced by ASU 2014-11 on the Bank’s financial statement and U.S. GAAP disclosures.

In January 2014, FASB issued ASU 2014-04, “Receivables—Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure” to clarify when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. According to the new guidance, physical possession has been received upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. These amendments became effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014.

B.    Liquidity and capital resources

The following table sets forth our internal and external sources of funding at December 31, 2014, 2013 and 2012.

	At December 31,
	2014	2013	2012
Liabilities and shareholders’ equity:		(in Ps billions)
Deposits	114,392.2	101,190.4	81,463.3
Bankers’ acceptances outstanding	310.6	221.2	86.8
Interbank borrowings and overnight funds	4,589.5	5,123.6	5,156.5
Borrowings from banks and others	14,555.1	11,954.1	10,380.9
Accounts payable	2,834.0	2,867.7	3,005.3
Accrued interest payable	625.2	509.2	474.8
Other liabilities	4,704.1	2,447.8	2,023.9
Long-term debt (bonds)	12,541.0	11,179.7	9,769.0
Estimated liabilities	598.2	593.3	811.7
Non-controlling interest	7,368.2	6,472.2	5,407.7
Total liabilities	162,518.0	142,559.2	118,579.9
Total shareholders’ equity	15,096.6	11,728.2	9,083.1
Total liabilities and shareholders’ equity	177,614.7	154,287.4	127,663.0

Capitalization ratios

The following tables present consolidated capitalization ratios for our Colombian banking subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At December 31, 2014
	Grupo Aval entities
Colombian Banking GAAP (in percentages)	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
Tangible equity ratio(2)	10.0	12.3	15.8	11.7	11.1	9.8	9.2	8.3	8.3
Tier 1 ratio(3)	8.0	8.9	10.5	11.6	8.6	-	7.7	6.2	7.2
Solvency ratio(4)	11.5	11.8	12.2	12.6	11.7	-	13.3	10.9	10.8

Source: Company calculations for competitors based on each entity’s respective financial statements for the period indicated that are publicly available on their websites.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)
Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “Item 3. Key Information—A. Selected financial and operating data—Non-GAAP measures reconciliation.”

(3)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets. Tier 1 ratio for BBVA Colombia is based on unconsolidated figures as consolidated figures are not publicly available.

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

Each of our banking subsidiaries is required by the Superintendency of Finance to maintain a solvency ratio of at least 9.0% of its total risk-weighted assets and a “core solvency” for Common Equity Tier 1, which requires higher quality capital and is set at a minimum of 4.5% of risk-weighted assets. As Grupo Aval is not regulated as a financial institution or bank holding company, it is not required to comply with capital adequacy regulations applicable to our banking subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital adequacy requirements.”

Funding

Our banking subsidiaries fund most of their assets with deposits. Other sources of funding include interbank borrowings and overnight funds, and borrowings from development banks and long-term bond issuances.

The following table summarizes the funding structure of our banks on a consolidated basis at the dates indicated.

	At December 31,
	2014	2013	2012
	(in Ps billions)
Deposits	114,392.2	101,190.4	81,463.3
Borrowings from banks and others	14,555.1	11,954.1	10,380.9
Bankers’ acceptances outstanding	310.6	221.2	86.8
Interbank borrowings and overnight funds	4,589.5	5,123.6	5,156.5
Long-term debt (bonds)	12,541.0	11,179.7	9,769.0
Total funding	146,388.3	129,669.0	106,856.5

In 2014, total funding increased by 12.9 percentage points from the same period in 2013, mainly as a result of an increase in deposits, borrowings from bank and others, and long-term debt. In 2013, total funding increased by 21.3 percentage points from the same period in 2012, mainly as a result of an increase in deposits.

From year-end 2013 to year-end 2014, borrowings from banks and others and deposits as a percentage of total funding increased by 0.7 and 0.1 percentage points, respectively. Interbank and overnight funds, and long-term debt decreased as a percentage of total funding by 0.8 and 0.1 percentage points, respectively.

From year-end 2012 to year-end 2013, deposits and bankers’ acceptances outstanding increased by 1.8 and 0.1 percentage points, respectively, while interbank and overnight funds, long-term debt and borrowings from banks and others  decreased as a percentage of total funding by 0.9, 0.5 and 0.5 percentage points, respectively.

Our Colombian funding base also benefits from the highest available local credit ratings for each of our banking subsidiaries and each of Porvenir and Corficolombiana, as assigned by BRC Investor Services S.A. S.C.V., an affiliate of Moody’s Investors Services, Inc., or “Moody’s.” Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V. In addition, Banco de Bogotá’s 5.00% Senior Notes due 2017 received international ratings of Baa2 by Moody’s, BBB- by Fitch Ratings, or “Fitch,” and BBB- by Standard & Poor’s Ratings Services at issuance, and Grupo Aval Limited’s 5.25% Senior Notes due 2017 and 4.75% Senior Notes due 2022 received international ratings of Baa3 by Moody’s and BBB- by Fitch each at issuance. Further Banco de Bogotá’s 5.375% Subordinated Notes due 2023 received international ratings of Baa3 by Moody’s and BBB- by Fitch at issuance. Any adverse change in credit ratings may increase the cost of our funding. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business—Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding.”

In September 2014, we completed an SEC-registered initial public offering in the United States of 93,703,703 ADSs, each representing 20 preferred shares, raising U.S.$1.3 billion in net proceeds. In January 2014, we completed our third public offering of common shares pursuant to a preemptive rights offering in Colombia, raising Ps 2.4 trillion (U.S.$1.3 billion).

We financed Banco de Bogotá’s recent Central American acquisitions through (i) an equity injection of U.S.$500 million from Banco de Bogotá to LB Panamá, (ii) a U.S.$282 million securitization of certain credit card inflows by BAC Credomatic due November 2020, and (iii) a short term loan of U.S.$250 million from Citibank N.A. expiring on November 29, 2014, which was replaced on April 16, 2014 with part of the net proceeds of a U.S.$350 million securitization of certain of BAC Credomatic’s credit card inflows, due October 2021.

We believe that our working capital is sufficient to meet the company’s present requirements and that the current level of funding of each of our banks is adequate to support its business.

The following table presents our consolidated funding from deposits at the dates indicated.

	At December 31,
	2014	2013	2012
	(in Ps billions)
Interest-bearing deposits:
Checking accounts	13,192.2	10,328.1	8,249.6
Time deposits	41,858.6	32,739.2	26,865.0
Savings deposits	42,283.1	42,479.6	33,545.9
Total	97,333.8	85,546.9	68,660.5
Non-interest-bearing deposits:
Checking accounts	15,598.6	14,555.6	11,852.8
Other deposits	1,459.8	1,087.9	950.0
Total	17,058.4	15,643.5	12,802.8
Total deposits	114,392.2	101,190.4	81,463.3

Checking accounts. Our consolidated balance of checking accounts was Ps 28,790.8 billion at December 31, 2014, Ps 24,883.7 billion at December 31, 2013 and Ps 20,102.4 billion at December 31, 2012, representing 19.7%, 19.2% and 18.8% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 41,858.6 billion at December 31, 2014, Ps 32,739.2 billion at December 31, 2013 and Ps 26,865.0 billion at December 31, 2012, representing 28.6%, 25.2% and 25.1% of total funding, respectively.

The following tables present time deposits held at December 31, 2014, by amount and maturity for deposits.

	At December 31, 2014
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)
Up to 3 months	7,264.4	6,277.8	13,542.2
From 3 to 6 months	2,645.7	3,081.2	5,726.9
From 6 to 12 months	3,953.6	4,364.4	8,318.0
More than 12 months	6,971.0	2,494.4	9,465.4
Time deposits less than U.S.$100,000(1)	3,147.4	1,658.7	4,806.2
Total	23,982.0	17,876.6	41,858.6

(1)	Equivalent to Ps 239.2 million at the representative market rate at December 31, 2014 of Ps 2,392.46 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 42,283.1 billion at December 31, 2014, Ps 42,479.6 billion at December 31, 2013 and Ps 33,545.9 billion at December 31, 2012, representing 28.9%, 32.8% and 31.4% of total funding requirements, respectively, in each of those years.

Other deposits. Our consolidated balance of other deposits, which consist of deposits from correspondent banks, cashier checks and collection services, was Ps 1,459.8 billion at December 31, 2014, Ps 1,087.9 billion at December 31, 2013 and Ps 950.0 billion at December 31, 2012, representing 1.0%, 0.8% and 0.9%, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 4,589.5 billion at December 31, 2014, Ps 5,123.6 billion at December 31, 2013 and Ps 5,156.5 billion at December 31, 2012, representing 3.1%, 4.0% and 4.8% of total funding requirements, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings for the periods indicated.

	At December 31,
	2014		2013		2012
	Amount	Nominal rate	Amount	Nominal rate	Amount	Nominal rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	4,589.5	–	5,123.6	–	5,156.5	–
Average during period	5,956.9	3.1%	5,588.4	2.9%	5,269.7	4.3%
Maximum amount of borrowing at any month-end	7,176.0	–	7,004.7	–	8,323.7	–
Interest paid during the period	184.9	–	160.8	–	228.3	–

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

Borrowings from banks and others. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 14,555.1 billion at December 31, 2014, Ps 11,954.1 billion at December 31, 2013 and Ps 10,380.9 billion at December 31, 2012, representing 9.9%, 9.2% and 9.7% of total funding requirements, respectively.

Bankers’ acceptances outstanding. The consolidated outstanding balances of our bankers’ acceptances was Ps 310.6 billion at December 31, 2014, Ps 221.2 billion at December 31, 2013 and Ps 86.8 billion at December 31, 2012, representing 0.2%, 0.2% and 0.1% of total funding, respectively.

Bonds. We issue bonds in the Colombian and international markets. Our consolidated balance of bonds outstanding was Ps 12,541.0 billion at December 31, 2014, Ps 11,179.7 billion at December 31, 2013 and Ps 9,769.0 billion at December 31, 2012, representing 8.6%, 8.6% and 9.1%, respectively. On February 1, 2012, Grupo Aval Limited issued U.S.$600.0 million (Ps 1,083.6 billion at the date of the issuance) of 5.25% Senior Notes due 2017 and on September 26, 2012, Grupo Aval Limited issued U.S.$1.0 billion (Ps 1,795.7 billion at the date of the issuance) 4.75% Senior Notes due 2022.

The following bond issuances were placed in the market in 2014:

Issuer (in Ps billions)	Issuance date	Amount	Expiration date	Interest rate
Banco de Occidente	2014	350.0	May 2017 to May 2024	IBR+1.39% to ICP+3.70% to ICP+4.00%
Banco Popular	2014	335.5	May 2016 to May 2017	IBR+1.26% to IBR+1.35%
BAC Credomatic Honduras	2014	37.6	December 2015 to October 2017	5.50% to 14.08%
BAC Credomatic El Salvador	2014	206.7	July 2014 to October 2019	4.00% to 5.80%
BAC Credomatic Guatemala	2014	329.5	February 2015 to June 2016	4.65% to 8.50%
BAC Credomatic Nicaragua	2014	11.2	October 2015 to November 2017	5.00% to 5.25%

Banco de Bogotá

The following table presents the composition of Banco de Bogotá’s funding at the dates indicated.

	Year ended December 31,
	2014		2013		2012
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	20,276.0	21.2	16,591.1	20.0	13,112.6	19.8
Time deposits	31,495.6	33.0	24,682.1	29.8	18,557.4	28.1
Savings deposits	21,571.2	22.6	22,201.6	26.8	18,794.7	28.4
Other deposits	960.0	1.0	619.0	0.7	557.0	0.8
Total deposits	74,302.8	77.8	64,093.8	77.3	51,021.7	77.2

Interbank and overnight funds	2,898.1	3.0	4,141.1	5.0	4,031.9	6.1
Borrowings from banks and other	14,016.9	14.7	11,301.4	13.6	8,949.6	13.5
Bankers’ acceptances outstanding	285.6	0.3	196.9	0.2	61.3	0.1
Long-term debt (includes convertible bonds)	3,989.8	4.2	3,199.7	3.9	2,050.5	3.1
Total other funding	21,190.5	22.2	18,839.2	22.7	15,093.3	22.8
Total funding	95,493.3	100.0	82,932.9	100.0	66,115.0	100.0

Banco de Occidente

The following table presents the composition of Banco de Occidente’s funding at the dates indicated.

	Year ended December 31,
	2014		2013		2012
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	6,255.1	22.8	5,899.4	24.1	4,819.6	23.5
Time deposits	7,380.2	26.9	5,256.0	21.5	4,652.2	22.7
Savings deposits	9,358.9	34.1	8,466.3	34.6	6,450.8	31.4
Other deposits	329.8	1.2	278.1	1.1	248.9	1.2
Total deposits	23,324.0	85.0	19,899.8	81.2	16,171.6	78.8

Interbank and overnight funds	220.5	0.8	462.7	1.9	434.8	2.1
Borrowings from banks and other	1,593.4	5.8	1,641.4	6.7	1,576.4	7.7
Bankers’ acceptance outstanding	22.5	0.1	22.0	0.1	22.7	0.1
Long-term debt (bonds)	2,269.8	8.3	2,473.3	10.1	2,312.1	11.3
Total other funding	4,106.2	15.0	4,599.5	18.8	4,345.9	21.2
Total funding	27,430.2	100.0	24,499.3	100.0	20,517.5	100.0

Banco Popular

The following table presents the composition of Banco Popular’s funding at the dates indicated.

	Year ended December 31,
	2014		2013		2012
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	1,329.1	9.8	1,546.6	11.7	1,518.7	12.8
Time deposits	1,907.9	14.1	1,160.0	8.8	1,922.2	16.2
Savings deposits	7,236.3	53.5	8,405.6	63.7	5,910.9	49.9
Other deposits	88.6	0.7	105.0	0.8	84.7	0.7
Total deposits	10,561.9	78.1	11,217.1	85.0	9,436.6	79.6

Interbank and overnight funds	750.2	5.5	3.9	0.0	70.0	0.6
Borrowings from banks and other	227.4	1.7	156.2	1.2	440.3	3.7
Bankers’ acceptances outstanding	2.4	0.0	1.2	0.0	2.7	0.0
Long-term debt (bonds)	1,989.5	14.7	1,814.7	13.8	1,897.9	16.0
Total other funding	2,969.5	21.9	1,975.9	15.0	2,411.0	20.4
Total funding	13,531.4	100.0	13,193.0	100.0	11,847.6	100.0

Banco AV Villas

The following table presents the composition of Banco AV Villas’ funding at the dates indicated.

	Year ended December 31,
	2014		2013		2012
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	975.9	10.4	868.2	10.6	680.8	9.1
Time deposits	2,821.9	30.1	2,252.7	27.4	2,338.7	31.2
Savings deposits	4,561.3	48.6	4,395.1	53.5	3,706.5	49.5
Other deposits	81.7	0.9	86.1	1.0	59.5	0.8
Total deposits	8,440.7	90.0	7,602.0	92.5	6,785.4	90.7

Interbank and overnight funds	720.7	7.7	524.0	6.4	627.8	8.4
Borrowings from banks and other	214.5	2.3	90.6	1.1	70.8	0.9
Bankers’ acceptances outstanding	0.0	-	1.0	0.0	–	–
Total other funding	935.2	10.0	615.6	7.5	698.6	9.3
Total funding	9,375.9	100.0	8,217.6	100.0	7,484.0	100.0

Capital expenditures

Grupo Aval incurred Ps 331.6 billion of capital expenditures in property, plant and equipment in 2014, as compared to Ps 358.0 billion in 2013.

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

E.     Off-balance sheet arrangements

In the ordinary course of business, our bank subsidiaries have entered into various types of off-balance sheet arrangements, including credit lines, letters of credit and financial guarantees. Our bank subsidiaries utilize these instruments to meet their customers’ financing needs. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the entire commitment or our bank fulfill its entire obligation under the guarantees, and the counterparty subsequently fails to perform according to the terms of the contract. Our bank subsidiaries may hold cash or other liquid collateral to support these commitments, and they generally have legal recourse to recover amounts paid but not recovered from customers under these instruments. Most of these commitments and guarantees expire undrawn. As a result, the total contractual amount of these instruments does not represent our bank subsidiaries’ future credit exposure or funding requirements. In addition, some of these commitments, primarily those related to consumer financing, are cancelable by our banks upon notice.

The following table presents the maximum potential amount of future payments under these instruments at the dates presented for Grupo Aval on a consolidated basis.

	At December 31,
Grupo Aval	2014	2013	2012
	(in Ps billions)
Unused credit card limits	11,610.6	10,239.9	10,932.0
Civil demands against our banks	783.2	718.9	657.5
Issued and confirmed letters of credit	765.8	902.5	529.2
Unused lines of credit	3,047.3	2,988.9	3,093.3
Bank guarantees	3,100.3	2,618.8	2,106.1
Approved credits not disbursed	2,073.5	2,066.8	1,821.0
Other	1,997.0	2,266.0	2,069.0
Total	23,377.7	21,801.8	21,208.1

F.     Tabular disclosure of contractual obligations

The following tables present our contractual obligations at December 31, 2014.

	At December 31, 2014
	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	Grupo Aval (in Ps billions)
Liabilities:
Long-term debt obligations(1)	12,541.0	2,077.2	4,819.1	691.0	4,953.6
Time deposits	41,858.6	29,899.4	8,743.7	1,204.5	2,011.0
Long-term borrowings from banks and others	14,555.1	5,726.7	5,410.6	1,972.6	1,445.2
Repurchase agreements	4,046.5	4,046.5	0.0	0.0	0.0
Employee benefit plans	312.1	30.4	62.7	64.6	154.3
Total	73,313.2	41,780.2	19,036.1	3,932.7	8,564.2

(1)	See note 20 to our audited consolidated financial statements at December 31, 2014.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and senior management

Board of directors

The board of directors of Grupo Aval is composed of seven principal members and seven alternate members, each of whom serves a one-year term and may be reelected indefinitely. The term for the current directors expires on March 31, 2016.

The current members of the board of directors were appointed at a shareholders’ meeting held on March 27, 2015. The following table presents the names of the current principal and alternate members of the board of directors.

Board member	Alternate
Luis Carlos Sarmiento Angulo	Hernán Rincón Gómez
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuéllar de Jaramillo
Julio Leonzo Álvarez Álvarez(1)(3)	Gabriel Mesa Zuleta
José Mauricio Rodríguez Múnera(1)(2)(3)	Enrique Mariño Esguerra(2)
Esther América Paz Montoya(1)(2)(3)	Germán Villamil Pardo(2)

(1)	Member of the Audit committee.

(2)	Independent director under Colombian requirements.

(3)	Independent director under SEC Audit Committee rules.

Luis Fernando Pabón Pabón is the secretary of our board.

Biographical information of the principal members of our board of directors and the secretary of our board is set forth below. Ages of members of our board of directors throughout this annual report are as of April 22, 2015.

Luis Carlos Sarmiento Angulo, age 82, has served as the Chairman of the board of directors of Grupo Aval since 1999. Mr. Sarmiento Angulo is the founder and controlling shareholder of Grupo Aval and, since 1985, has served as a member of the board of directors of Organización Luis Carlos Sarmiento Angulo Ltda., an affiliate of our controlling shareholder. Since 2010 he has served as principal member of the Board of Directors of Casa Editorial El Tiempo and of CEET TV. He also serves as Chairman of the board of directors of four not-for-profit entities: Asociación Nacional de Instituciones Financieras—ANIF, Fundación para el Futuro de Colombia—Colfuturo; Fundación Grupo Aval and Fundación Luis Carlos Sarmiento Angulo, through which he is sponsoring, among other initiatives, Corporación Microcrédito Aval, a microfinance not-for-profit organization. He holds a degree in Civil Engineering from Universidad Nacional de Colombia. He is the father of the President of Grupo Aval, Mr. Luis Carlos Sarmiento Gutiérrez. Mr. Sarmiento Angulo’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Alejandro Figueroa Jaramillo, age 73, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Figueroa Jaramillo has been the President of Banco de Bogotá since 1988. He has been employed with Banco de Bogotá since 1978, where he also served as Executive Vice President and Vice President of Finance. He is the Chairman of the board of directors of Porvenir and has been a board member of Porvenir since 1991. He has also been a member of the board of directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011. He previously served as Vice-Minister of Economic Development of Colombia and President of Almaviva S.A., Banco de Bogotá’s bonded warehouse. He holds a degree in Civil Engineering from Facultad de Minas de la Universidad Nacional in Antioquia and a Master of Science degree in Economics from Harvard University. Mr. Figueroa Jaramillo’s business address is Calle 35 No. 7-47, Bogotá, D.C., Colombia.

Efraín Otero Álvarez, age 66, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Otero Álvarez has been the President of Banco de Occidente since 1995. He has been employed with Banco de Occidente since 1973, where he also served as Vice President of Finance and Executive Vice President. He has also served as a member of the boards of directors of Porvenir since 1995, of Corficolombiana since 1998, of Banco de Occidente—Panamá since 2006 and of Fundación Grupo Aval since 2011. He previously worked as an economist at Corporación Autónoma del Valle del Cauca. He holds a degree in Economics and a Master’s degree in Industrial Engineering, both from the Universidad del Valle. Mr. Otero Álvarez’s business address is Carrera 4 No. 7-61, Cali, Colombia.

Álvaro Velásquez Cock, age 75, has served as a principal member of the board of directors of Grupo Aval since 2013. Mr. Velásquez Cock previously served as an alternate member of the board of directors of Grupo Aval since 2008. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendency of Finance. He has been a member of the board of directors of Banco de Bogotá since 2001, of Banco de Bogotá—Panamá since 1984, of Corficolombiana since 1992 and of Unipalma since 1996. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Calle 69 No. 9-58, Bogotá D.C., Colombia.

Julio Leonzo Álvarez Álvarez, age 68, has served as a principal member of the board of directors of Grupo Aval since 2013. Mr. Álvarez has previously occupied several positions at Grupo Aval, including Vice President of Shared Services, Chief Technology Officer and Vice President of Corporate Systems. Mr. Álvarez Álvarez has acted as President of Avianca, Cervecería Unión S.A. and Pedro Gómez & Cía. He has been a member of the board of directors of Porvenir since 2001 and of Banco Popular since 1996 and is a former member of the board of directors of A Toda Hora S.A.—ATH. He holds a degree in civil engineering from the Universidad Nacional de Colombia with studies in the Higher Management Program, INALDE at the Universidad de la Sabana, Postgraduate Program in Financial Management at the Universidad de Medellín, and Postgraduate Program in Statistics Applied to Engineering at the Universidad Nacional de Colombia. Mr. Álvarez Álvarez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

José Mauricio Rodríguez Múnera, age 57, has served as a principal member of the board of directors of Grupo Aval since 2014. Mr. Rodríguez has previously served as president of Portafolio, a daily financial and business Colombian newspaper from 1993 to 2007, President of CESA Business School from 2007 to 2009, Colombian Ambassador of Colombia in the United Kingdom from 2009 to 2013 and senior advisor to President Juan Manuel Santos from 2013 to 2014. Mr. Rodríguez currently serves as director and conductor of the radio program “Leaders of RCN” and professor of leadership at the Universidad de los Andes. He also serves as member of the board of directors of Colombia Telecomunicaciones S.A. E.S.P. since 2014. He holds a degree in Business Administration from CESA Business School. Mr. Rodríguez’s business address is Calle 31 No. 13A-19, Bogotá D.C., Colombia.

Esther América Paz Montoya, age 60, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the board of directors of Agremiación Cívica Centro Internacional San Diego S.A. since 2009. She holds a degree in Business Administration from the Universidad del Valle. Ms. Paz Montoya’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Biographical information of the alternate members of our board of directors is set forth below.

José Hernán Rincón Gómez, age 86, has served as an alternate member of the board of directors of Grupo Aval since 2010 and previously as a principal member thereof since 2005. Mr. Rincón Gómez served as President of Banco Popular from 1991 to May 2014. He has served as a member of the board of directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011. He is the former President of, among other entities, Banco Comercial Antioqueño (the predecessor to Banco Santander Colombia), Avianca (airline company) and Banco del Estado. He holds a degree in Economics from the Universidad de Antioquia and is qualified as a public accountant. Mr. Rincón Gómez’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Juan María Robledo Uribe, age 70, has served as an alternate member on the board of directors of Grupo Aval since 2000. Mr. Robledo Uribe has acted as Executive Vice President of Banco de Bogotá from 1990 to 1992, from 1993 to 2001 and since 2003. He has been employed with Banco de Bogotá for over 40 years, where he has also served as Vice President of Banking Services and Vice President of Commercial Banking. He has been a member of the board of directors of Corficolombiana from 1993 to 2001 and since 2006, of Fidubogotá since 2007, of Porvenir since 1991 and of Fundación Grupo Aval since 2011. He holds a degree in Economics from the Universidad del Rosario. He is also the former President of Banco del Comercio (which merged with Banco de Bogotá in 1992) and of Corficolombiana from 2003 until 2005. Mr. Robledo Uribe’s business address is Calle 35 No. 7-47, Bogotá D.C., Colombia.

Juan Camilo Ángel Mejía, age 49, has served as an alternate member on the board of directors of Grupo Aval since 2008. Mr. Ángel Mejía has been the President of Banco AV Villas since 2007, and previously acted as its Vice President of Credit and Portfolio, Vice President of Asset Regularization and Vice President of Real Estate. Previously he was an advisor in the Offerings Department of Banco Central Hipotecario and Project Manager in the Capital Markets division of Corfinsura. He has also been a member of the board of directors of Asociación Bancaria de Colombia since 2007, of Titularizadora Colombiana S.A. since 2008 and of Fundación Grupo Aval since 2011. He holds a degree in Civil Engineering from the Universidad de Medellín. Mr. Ángel Mejía’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Gabriel Mesa Zuleta, age 48, has served as an alternate member on the board of directors of Grupo Aval since 2004. Mr. Mesa Zuleta has been the President of Sadinsa S.A. since 2003 and a member of the board of directors of Banco Popular since 2004, of Seguros Alfa S.A. since 2004 and of Seguros de Vida Alfa S.A. since 2004. He previously acted as Director of the Administrative Department of the President of the Republic of Colombia and as President of Empresa de Telecomunicaciones de Colombia-Telecom. He holds a law degree from the Universidad del Rosario. Mr. Mesa Zuleta’s business address is Carrera 13 No. 26-45, Bogotá D.C., Colombia.

Ana María Cuéllar de Jaramillo, age 61, has served as an alternate member of the board of directors of Banco de Bogotá since 2007 and also serves as a member of the board of directors of Megalínea and Biomax S.A. Ms. Cuéllar de Jaramillo is an independent consultant who specializes in systems and procedures for financial control and has formerly served as Director of the Dirección de Impuestos y Aduanas Nacionales DIAN and in several positions in Citibank. She holds a degree in accounting from Universidad Jorge Tadeo Lozano. Ms. Cuéllar de Jaramillo’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Enrique Mariño Esguerra, age 89, has served as an alternate member on the board of directors of Grupo Aval since 2006. Mr. Mariño Esguerra is a manager, partner and member of the board of directors of Ingeniería CEISA. He is a former member of the board of directors of Corporación de Ahorro y Vivienda AV Villas (the predecessor to Banco AV Villas), Cemento Samper S.A., Seguros Alfa S.A. and Seguros de Vida Alfa S.A. He holds a degree in Civil Engineering from the Universidad Nacional. Mr. Mariño Esguerra’s business address is Avenida Carrera 19 No. 135-30, Bogotá D.C., Colombia.

Germán Villamil Pardo, age 55, has served as an alternate member on the board of directors of Grupo Aval since 2010 and previously as a principal member thereof since 2006. Mr. Villamil Pardo is a partner of Gómez Pinzón Zuleta Abogados S.A. He has served as a member of the board of directors of Gómez Pinzón Zuleta Abogados S.A. since 1997, Gómez Pinzón Zuleta Asemarcas S.A. since 2003, Inversiones Inmobiliarias Arauco Alameda S.A.S since 2010 and Inversiones Inmobiliarias Barranquilla Arauco S.A.S. since 2010. He previously held several positions in the Ministry of Finance of Colombia as well as in Banco de la República. He holds a law degree with a specialty in tax from the Universidad de los Andes. Mr. Villamil Pardo’s business address is Calle 67 No. 7-35 Oficina 1204, Bogotá D.C., Colombia.

Luis Fernando Pabón Pabón, age 56, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the board of directors of Banco AV Villas since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007, of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006 and of Casa Editorial El Tiempo and CEET TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and a specialization in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Executive officers

The executive officers of Grupo Aval are responsible for the day-to-day management of our company. Although the Presidents of Banco Popular, Corficolombiana, Porvenir and BAC Credomatic are not represented in the board of directors or in the management of Grupo Aval, they are key individuals in our group’s banking, merchant banking, pension management and Central American businesses.

The following table lists the names and positions of our executive officers and the presidents of our banking subsidiaries, Porvenir, Corficolombiana and BAC Credomatic. Certain of our executive officers are also members of the boards of directors of our subsidiaries.

Name	Position
Luis Carlos Sarmiento Gutiérrez	President
Diego Fernando Solano Saravia	Chief Financial Officer
Diego Rodríguez Piedrahita	Chief Risk Management Officer
Carlos Ernesto Pérez Buenaventura	Chief Strategy Officer
Jorge Adrián Rincón Plata	Chief Legal Counsel
Rodolfo Vélez Borda	Vice President of Shared Services
María Edith González Flórez	Vice President of Accounting
Rafael Eduardo Neira Torres	Vice President of Internal Control
José Manuel Ayerbe Osorio	Vice President of Marketing
Edgar Enrique Lasso Fonseca	Vice President of Operational and Regulatory Risk Management
María José Arango Caicedo	Vice President of Procurement
Mauricio Maldonado Umaña	Vice President of Strategy
Tatiana Uribe Benninghoff	Vice-President of Financial Planning and Investor Relations
Leopoldo Jesús Vásquez Sebastiani	Vice-President of Planning and Projects

Banco de Bogotá
Alejandro Figueroa Jaramillo	President
Banco de Occidente
Efraín Otero Álvarez	President
Banco Popular
Carlos Eduardo Upegui Cuartas	President
Banco AV Villas
Juan Camilo Ángel Mejía	President
Corficolombiana
José Elías Melo Acosta	President
Porvenir
Miguel Largacha Martínez	President
BAC Credomatic
Ernesto Castegnaro	President

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 22, 2015.

Luis Carlos Sarmiento Gutiérrez, age 53, has acted as President of Grupo Aval since 2000. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He has been the Chairman of the board of directors of Banco de Bogotá since 2004 and of Corficolombiana since 2006. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a Master’s degree in Business Administration with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez is the son of the Chairman of the board of directors of Grupo Aval, Mr. Sarmiento Angulo. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Diego Fernando Solano Saravia, age 49, has acted as Chief Financial Officer, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. He previously served as associate principal at McKinsey & Co. and Corporate Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Diego Rodríguez Piedrahita, age 56, has acted as Chief Risk Management Officer of Grupo Aval since 1999. Mr. Rodríguez Piedrahita previously worked at Bank of America and ING. He has been the Chairman of the board of directors of Banco AV Villas since 2004 and has been a board member thereof since 2000. He has also been a member of the board of directors of Fidubogotá since 2000, Organización Luis Carlos Sarmiento Angulo Ltda. since 2006, Inverprogreso S.A. since 2003 and of Inversegovia S.A. since 2003. He holds a Bachelor’s degree in Business Management and a Master in Business Administration from George Washington University. Mr. Rodríguez Piedrahita’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Carlos Ernesto Pérez Buenaventura, age 60, has served as Chief Strategy Officer of Grupo Aval since 2012 and formerly as CEO of Barclays in Spain. Previously he was the Division Head responsible for the Retail Bank, the Pension Fund Business and the Consumer Finance Companies of Citigroup in Argentina, Chile, Uruguay and Paraguay. He also worked for Citigroup in Colombia, Ecuador and Puerto Rico. In addition he has served as Marketing and Sales Manager of Alpina S.A. (food-producing company). He holds a degree in Industrial

Engineering from Universidad Javeriana and pursued graduate studies in Business Management from Universidad del Rosario. Mr. Pérez Buenaventura’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Jorge Adrián Rincón Plata, age 35, has acted as our Chief Legal Counsel since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Rodolfo Vélez Borda, age 50, has served as Vice President of Shared Services of Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He has been a member of the board of directors of Fondo de Empleados FEVI since 2012, ACH Colombia S.A. since 2006 and A Toda Hora S.A. ATH since 2005. He holds a degree in Systems Engineering from the Universidad de Los Andes, a Telecommunications specialty from the Universidad de Los Andes and a Business Management specialty from Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

María Edith González Flórez, age 56, has acted as Vice President of Accounting, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and a Finance specialty from Universidad ICESI. Ms. González Flórez’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Rafael Eduardo Neira Torres, age 59, has acted as Vice President of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Financial Superintendent, and formerly as Adjunct Financial Superintendent, at the Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in Accounting from the Universidad Jorge Tadeo Lozano and in Banking Management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Jose Manuel Ayerbe Osorio, age 42, he has served as Vice President of Marketing of Grupo Aval since 2012 and formerly as Marketing Manager of Visa Colombia, he also worked as Marketing Manager of Grupo Aval and previously acted as Advertisement Manager of Cocelco—Celumovil. He has been a member of the board of directors of A Toda Hora S.A. ATH since April 2013 and Corporación Publicitaria S.A. since April 2013. He holds a degree in Systems Engineering from Universidad Javeriana de Cali, a Marketing specialty from the Universidad Jorge Tadeo Lozano. He is currently pursuing an Executive MBA from the Tecnológico de Monterrey. His business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Edgar Enrique Lasso Fonseca, age 58, has acted as Vice President of Operational and Regulatory Risk Management of Grupo Aval since 2009. Mr. Lasso Fonseca held several positions at the Superintendency of Finance, including Delegate for Financial Intermediaries from 1995 until 2007. He previously worked as a corporate analyst at Banco de Bogotá. He has been a member of the board of directors of Casa de Bolsa since 2010. He holds a degree in Economics from Universidad Externado de Colombia and in Banking Management from the Universidad de los Andes. Mr. Lasso Fonseca’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

María José Arango Caicedo, age 49, has acted as Vice President of Procurement of Grupo Aval since 2012 and formerly, as Vice President of Corporate Services at Grupo Aval from 2000 to 2011. She previously worked as Commercial Manager of Cocelco S.A., as Electronic Banking Manager at Banco de Occidente and as Project Manager at Fanalca. She has been a member of the board of directors of Inverprogreso S.A. since 2003, Inversegovia S.A. since 2003, Taxair since 2003 and Corporación Publicitaria de Colombia S.A. since 2003. She was a member of the board of directors of A Toda Hora S.A. ATH from 2011 to April 2013. She holds a degree in Systems Engineering from Universidad ICESI and a Master’s degree in Business Administration from the Universidad del Valle. Ms. Arango Caicedo’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Mauricio Maldonado Umaña, age 37, has acted as Vice President of Strategy since 2012. Mr. Maldonado served as engagement manager at McKinsey & Co. and investment banking director at Corficolombiana. He has been a member of the board of directors of Promigas S.A. E.S.P. since March 2013 and Banco Popular since December 2014. He holds a degree in industrial engineering from the Universidad de los Andes and a Master of

Business Administration from the University of Chicago Booth School of Business. His business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Tatiana Uribe Benninghoff, age 34, has acted as Vice-President of Financial Planning and Investor Relations since 2013 and formerly as Strategy and M&A Manager since 2012 at Grupo Aval. Previously she served as a junior advisor to the Chairman of the Board of Grupo Aval and as an Investment Bank Director at Corficolombiana S.A. She holds a degree in Finance and International Relations from the Universidad Externado de Colombia and a Master of Business Administration from the McDonough School of Business at Georgetown University where she was given the Beta Gamma Sigma award. Her business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Leopoldo Jesús Vásquez Sebastiani, age 36, has served as Vice-President of Planning and Projects at Grupo Aval since 2013. Previously, he acted as Engagement Manager specializing in Latin American Financial Institutions at McKinsey and Company in Colombia for six years. Mr. Vásquez is also a member of the board of directors of Casa de Bolsa. He has also worked as Operations Area Manager at Hach Company in Colorado, USA. Mr. Vásquez holds a degree in Industrial Engineering from Universidad Católica Andrés Bello, Caracas, Venezuela, and a Master in Manufacturing Management from The Pennsylvania State University. Mr. Vásquez’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Carlos Eduardo Upegui Cuartas, age 53, has served as President of Banco Popular since June 2014. Mr. Upegui previously served as Executive Vice-president of Banco Popular, legal representative of Ripley Compañía de Financiamiento S.A. from 2012 to 2014 and President of BCSC S.A. from 2009 to 2012. He has also served in the past as member of the Board of Directors in several financial entities including Metlife Colombia Seguros de Vida S.A., Titularizadora Colombiana S.A., Depósito Centralizado de Valores de Colombia—Deceval S.A. He holds a degree in business administration with a specialization in markets from Universidad de los Andes. His business address is Calle 17 No. 7-43, Bogotá D.C., Colombia.

José Elías Melo Acosta, age 55, has served as President of Corficolombiana since 2008. Mr. Melo is also a member of the board of directors of Leasing Corficolombiana S.A., Fiduciaria Corficolombiana S.A., Promigas S.A., Banco AV Villas S.A. and Sociedad Gas Natural de Lima y Callao S.A. and an alternate member of the board of directors of Fundación Grupo Aval. Mr. Melo Acosta previously served as President of Megabanco from 1999 to 2006, of Banco del Estado in 1999 and of Confederación de Cooperativas de Colombia from 1994 to 1998. He has also served in several positions within the Colombian government including as Minister of Employment and Social Security, Superintendent of Finance, Vice Minister of Finance and Public Credit and Secretary of the Monetary Board of the Banco de la República. He holds a law degree with a specialty in socioeconomic sciences from Universidad Javeriana. His business address is Carrera 13 No. 26-45, Bogotá D.C., Colombia.

Miguel Largacha Martínez, age 51, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., and held other positions within BBVA Colombia S.A., including Executive Vice President and Legal Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the board of directors of Fundación Grupo Aval since 2011. He holds a law degree from Universidad Javeriana and has further completed postgraduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 27-75, Bogotá D.C., Colombia.

Ernesto Castegnaro, age 64, has served as President of BAC Credomatic since 1983 and as President of BAC International Bank since December 2008. Mr. Castegnaro joined BAC Credomatic in 1976 and has over 30 years of experience managing credit card operations and over 25 years of experience managing banking operations. He is also a director on the MasterCard Latin America Board of Directors, a member of the board of directors of BAC San Jose since 1985 and a member of the board of directors of BAC International Corp. since 2002. Mr. Castegnaro holds an MBA in Banking and Finance from INCAE and a Civil Engineering degree from the University of Costa Rica. His business address is Centro Corporativo Plaza Roble, Edificio Terrazas B, Escazú, San José, Costa Rica.

B.    Compensation

Our common shareholders must approve the compensation of our board of directors at the first semi-annual shareholders’ meeting of every calendar year.

Each member of our board of directors, including alternates, receives a fee based on attendance at each board of directors’ session. Members of our audit committee also receive an additional fee for attending audit committee meetings. For the April 1, 2014 to March 31, 2015 period, the board of directors’ session fee was Ps 1,900,000 per board member and the audit committee session fee was Ps 1,900,000 per board member. For the April 1, 2015 to March 31, 2016 period, the board of directors’ session fee is Ps 2,000,000 per board member and the audit committee session fee is Ps 2,000,000 per board member.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information before our semi-annual general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, that we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 59.2 billion (U.S.$24.8 million) in 2014. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain predefined goals, and, therefore, the amounts paid may vary for each officer.

We do not have, and have not had in the past, any share option plans.

C.    Board practices

Principal differences between Colombian and U.S. corporate governance practices

Grupo Aval, as a listed company that qualifies as a foreign private issuer under the NYSE listing standards in accordance with the NYSE corporate governance rules, is permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. We follow corporate governance practices applicable to Colombian companies and those described in our Corporate Governance Code, which in turn follow Colombian corporate governance rules. The Corporate Governance Code is available at Grupo Aval’s website at www.grupoaval.com. Information on our website is not incorporated into this annual report.

The following is a summary of the significant differences between the corporate governance practices followed by Grupo Aval and those applicable to domestic issuers under the NYSE listing standards.

Independence of directors

Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors, although as a foreign private issuer and a company that is controlled, directly or indirectly, by Mr. Luis Carlos Sarmiento Angulo, we would not be required to comply with this rule. Law 964 of 2005 requires that our board of directors consist of five to ten members and that at least 25% of such members be independent directors, and Decree 3923 of 2006 regulates their election. “Independence” within the meaning of Law 964 of 2005 is primarily concerned with independence from management and the absence of material related-party transactions between the director and the company. See “Item 10. Additional Information—A. Share capital.” In compliance with Colombian law and our by-laws, Grupo Aval’s board of directors is composed of seven members, of which two are independent under Colombian rules. In addition, Colombian law mandates that all directors exercise independent judgment under all circumstances.

Non-executive director meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management being present. Under Colombian regulations, there is no prohibition against officers being members of the board of directors, and it is our practice that each president of our banks be a member of our board of directors. The non-executive directors of Grupo Aval do not meet formally without management present.

Committees of the board of directors

Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee and a nominating/corporate governance committee, each with a written charter addressing certain minimum specified duties, and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules promulgated by the NYSE and, in the case of the audit committee, the NYSE and the SEC. We have established an audit committee, a corporate matters committee and a compensation committee as further described below.

Audit committee

Our audit committee is composed of three members, appointed by the board of directors: Esther América Paz Montoya, Julio Leonzo Álvarez Álvarez and José Mauricio Rodríguez Múnera. Julio Leonzo Álvarez Álvarez is the financial expert on the audit committee. All members of our audit committee are independent under the NYSE and SEC corporate governance rules applicable to us. Company officers are not members of the audit committee; however, the meetings and work product of the audit committee are supported by reports and presentations by company officers. Pursuant to Colombian Securities regulation (Law 964 of 2005), the audit committee has a charter approved by the board of directors, which sets forth the main aspects related to the operation of such committee, including, among others, its composition and duties. The audit committee charter addresses various corporate governance subjects. Our external auditor KPMG Ltda., as our independent registered public accounting firm, is invited to attend the meetings of the audit committee. Pursuant to Colombian law, the audit committee must meet at least quarterly.

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

Compensation committee

Our compensation committee is composed of two directors: Mr. Luis Carlos Sarmiento Angulo and Mr. Julio Leonzo Álvarez Álvarez. Our Board of Directors may change the members of the committee at any time. The compensation committee advises the board on remuneration matters and specifically undertakes to (i) review the remuneration of our President and (ii) review the criteria upon which our President will determine the remuneration of our senior management and employees. Because Colombian law does not require the creation of a compensation committee, the Board of Directors has not adopted a compensation committee charter.

D.    Employees

At December 31, 2014, on a consolidated basis, we employed approximately 74,211 individuals, with 59,293 employees, 5,084 personnel provided by staffing service companies and 9,834 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Porvenir, Corficolombiana and Grupo Aval (unconsolidated), at December 31, 2014.

	Banco de Bogotá(1)(2)	Banco de Occidente(3)	Banco Popular(4)	Banco AV Villas(5)	Porvenir(6)	Corficolombiana	BAC Credomatic(7)	Grupo Aval (unconsolidated)	Total
Employees	12,234	13,044	4,073	4,797	2,678	789	21,553	125	59,293
Personnel provided by staffing service companies	2,778	94	1,405	702	53	51		1	5,084
Outside contractors	3,522	1,424	1,640	1,448	107	106	1,582	5	9,834
Total	18,534	14,562	7,118	6,947	2,838	946	23,135	131	74,211

(1)	Excludes employees of Porvenir, Corficolombiana, BAC and their subsidiaries.

(2)	48.47% (4,788) of Banco de Bogotá’s direct employees (9,878) are represented by unions and 56.27% (5,558) of such employees are covered by collective bargaining agreements that expire in August 2015.

(3)	47.60% (3,844) of Banco de Occidente’s direct employees (8,076) are represented by unions and are covered by collective bargaining agreements that expire in December 2014.

(4)	43.75% (1,453) of Banco Popular’s direct employees (3,321) are represented by unions and 98.01% (3,255) of such employees are covered by collective bargaining agreements that expire in December 2014.

(5)	Less than 0.2% (7) of Banco AV Villas’ direct employees (4,179) are represented by unions.

(6)	Less than 0.2% (5) of Porvenir’s direct employees (2,532) are represented by unions.

(7)	Includes 1,478 employees of Grupo Financiero Reformador, which was acquired by BAC Credomatic on December 23, 2013 through its subsidiary Credomatic International Corporation.

E.     Share ownership

Mr. Sarmiento Angulo beneficially owns 96.4% of our outstanding common shares and 43.7% of our preferred shares as determined under SEC rules at April 22, 2015. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.” The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 22, 2015.

Shareholder	Common shares	Percentage of outstanding common shares	Preferred shares	Percentage of outstanding preferred shares
José Hernán Rincón Gómez	1,280,542	0.01%	1,285,416	0.02%
Alejandro Figueroa Jaramillo	557,695	0.00%	1,538,460	0.02%
Juan María Robledo Uribe	323,920	0.00%	384,769	0.01%
Esther América Paz Montoya	251,718	0.00%	423,076	0.01%
Efraín Otero Álvarez	102,729	0.00%	300,000	0.00%
Gabriel Mesa Zuleta	85,868	0.00%	35,384	0.00%
Luis Fernando Pabón Pabón	78,237	0.00%	115,384	0.00%
Enrique Mariño Esguerra	49,687	0.00%	38,461	0.00%
Diego Fernando Solano Saravia	49,586	0.00%	152,078	0.00%
Julio Leonzo Álvarez Álvarez	47,694	0.00%	–	0.00%
José Mauricio Rodríguez Múnera	2,036	0.00%	–	0.00%
Germán Villamil Pardo	33,058	0.00%	–	0.00%
María José Arango Caicedo	21,908	0.00%	9,230	0.00%
Diego Rodríguez Piedrahita	–	0.00%	49,847	0.00%
Álvaro Velásquez Cock	8,264	0.00%	11,538	0.00%
Juan Camilo Ángel Mejía	7,319	0.00%	22,666	0.00%
Rodolfo Vélez Borda	7,112	0.00%	11,538	0.00%
Jorge Adrián Rincón Plata	–	0.00%	17,095	0.00%
Ana María Cuéllar de Jaramillo	–	0.00%	50,846	0.00%
Miguel Largacha Martínez	–	0.00%	172,680	0.00%
José Elías Melo Acosta	–	0.00%	–	0.00%
Carlos Ernesto Pérez Buenaventura	–	0.00%	–	0.00%
Carlos Eduardo Upegui Cuartas	–	0.00%	–	0.00%
Luis Carlos Sarmiento Gutiérrez	–	0.00%	–	0.00%
Edgar Enrique Lasso Fonseca	–	0.00%	–	0.00%
María Edith González Flórez	–	0.00%	–	0.00%
Rafael Eduardo Neira Torres	–	0.00%	–	0.00%
Mauricio Maldonado Umaña	–	0.00%	–	0.00%
José Manuel Ayerbe Osorio	–	0.00%	–	0.00%
Tatiana Uribe Benninghoff	–	0.00%	–	0.00%
Leopoldo Jesús Vásquez Sebastiani	–	0.00%	–	0.00%
Ernesto Castegnaro	–	0.00%	–	0.00%

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 79.9% of our issued and outstanding share capital at April 22, 2015. He retained 96.4% of our voting power by virtue of his beneficial ownership of 96.4% of our outstanding common shares, and beneficially owned 43.7% of our outstanding preferred shares, as determined under SEC rules, at April 22, 2015. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 22,281,017,159 of our aggregate equity securities outstanding comprising of 15,301,995,843 common shares outstanding and 6,979,021,316 preferred shares outstanding at April 22, 2015.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of December 31, 2014, regarding the beneficial ownership of our equity securities by:

•	Mr. Sarmiento Angulo, who beneficially owns 79.9% of our outstanding equity securities;

•	all directors and executive officers as a group; and

•	other shareholders.

	At December 31, 2014
Principal beneficial owners	Common shares	Percentage of outstanding common shares	Preferred shares	Percentage of outstanding preferred shares
Luis Carlos Sarmiento Angulo	14,758,013,849	96.0%	3,048,024,627	44.1%
Other directors and officers as a group	2,908,386	*	4,625,456	*
Other shareholders	614,034,754	4.0%	3,853,410,087	55.8%
Total	15,374,956,989	100.0%	6,906,060,170	100.0%

*	less than 0.1%.

As of December 31, 2014, we had 78,229 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs. As of April 21, 2015, there were a total of 642 ADR holders of record and 69,840,137 ADRs outstanding, representing 1,396,802,740 preferred shares or

20.0% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	Transactions between Grupo Aval and its subsidiaries, and
	Grupo Aval’s directors and key management and their affiliates(1)	Close family members of Mr. Sarmiento Angulo and their affiliates	Mr. Sarmiento Gutiérrez and his affiliates	Mr. Sarmiento Angulo and his affiliates
	(in Ps billions)
At December 31, 2014
Outstanding loans granted by us(2)	35.5	59.9	0.03	805
Outstanding loans granted to us(3)	–	–	–	–
Deposits(4)	10.3	5.5	0.7	3,651

At December 31, 2013
Outstanding loans granted by us(2)	9.9	59.4	0.01	900
Outstanding loans granted to us(3)	–	–	–	–
Deposits(4)	10.2	4.3	0.8	2,479

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

Certain members of our board of directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

In January 2014 we completed our Common Share Rights Offering raising Ps 2.4 trillion (U.S.$1.3 billion) through the issuance of 1,855,176,646 of common shares. Subscription of the common shares was offered with preemptive rights to the existing shareholders of the company. Shareholders subscribing a total amount under their preemptive rights were allowed to subscribe an additional amount of common shares subject to terms of the approved rules. Mr. Luis Carlos Sarmiento Angulo acquired 1,852,895,755 common shares in the offering and, as the beneficial owner of approximately 95.2% of our issued and outstanding common shares at that time, fully exercised his preemptive rights as a part of the offering on the same terms as other common shareholders.

Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates

Certain shareholders of Grupo Aval and their affiliates have granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis and at market rates that are substantially consistent with interest rates and collateral that would have been available to such parties from other lenders at the time those borrowings were entered into. Such loans have been granted for general corporate purposes (including funding the acquisition of 13,726,421 mandatorily convertible bonds issued by Banco de Bogotá (converted into 29,205,152 shares of Banco de Bogotá)). Loans have been previously granted on an unsecured basis and a five-year term, with a two-year grace period. There are no outstanding loans granted to Grupo Aval by shareholders of Grupo Aval and their respective affiliates since December 20, 2013 through to April 22, 2015. The prior outstanding balance of Ps 1,373 billion (U.S.$713.7 million) relating to loans granted by Bienes y Comercio S.A., Adminegocios & Cía S.C.A. and Rendifin S.A. were fully repaid on December 18 and December 20, 2013 with proceeds from our 2014 Common Share Rights Offering (effected from December 16th, 2013 to January 17th, 2014).

The largest amount of loans (including guarantees) outstanding during the period from January 1, 2012 to December 31, 2014 was Ps 1,509.1 billion (U.S.$853.5 million).

Business and financial reasons for borrowing from entities affiliated with Mr. Sarmiento Angulo

At April 22, 2015, there are no outstanding loans from companies beneficially owned by Mr. Sarmiento Angulo. However, in the past, we have borrowed from entities beneficially owned by Mr. Sarmiento Angulo. These loans have been entered into on an arm’s-length basis with us, the holding company, at a rate substantially consistent with rates that would have been available to the holding company from other lenders at the time those borrowings were entered into. The amount of the loans outstanding from companies beneficially owned by Mr. Sarmiento Angulo was 1,373 billion (U.S.$713.7 million) in 2013. Such amounts were repaid on December 18 and December 20, 2013 and there are no outstanding loans since December 20, 2013 through April 22, 2015.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 22, 2015, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular, and 0.3% of Corficolombiana.

On February 10, 2014 Grupo Aval’s Board of Directors authorized Adminegocios & Cia S.C.A., an affiliate of Mr. Sarmiento, to acquire preferred shares of Grupo Aval for a period of six months and up to Ps 150.0 billion (U.S.$62.7 million). As of December 31, 2014, Adminegocios had acquired 23,479,727 preferred shares or Ps 30.3 billion (U.S.$12.7 million) through open market transactions.

On August 13, 2014 Grupo Aval’s Board of Directors extended until August 13, 2015, the authorization issued on February 10, 2014 regarding the direct or indirect acquisitions by Mr. Luis Carlos Sarmiento Angulo of preferred shares of the company up to an amount of Ps 150.0 billion (U.S.$62.7 million). Such authorization was extended until August 13, 2015. As of April 22, 2015, Mr. Luis Carlos Sarmiento Angulo had beneficially acquired 23,479,727 preferred shares or Ps 30.3 billion (U.S.$12.7 million) through open market transactions.

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
	(in Ps billions)
For the year ended December 31:
2014	747.8	(1)
2013	395.6
2012	336.9

(1)
The increase in the insurance premiums for the year ended December 31, 2014 reflects the acquisition and merger of AFP Horizonte into Porvenir and an increase in the premiums’ rates under this insurance policy from 1.60% in 2013 to 1.85% in 2014.

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

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. Due to the provisions we have established and the legal opinions we have received, we do not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on our financial conditions or results of operations. For the years ended December 31, 2014 and 2013, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of approximately Ps 85.0 billion and Ps 83.4 billion, respectively.

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

Banco de Bogotá, Banco de Occidente and Banco Popular are subject to two relevant constitutional actions that are described below.

•
A constitutional action filed by certain individuals on behalf of the taxpayers of Cali, claiming that Banco de Bogotá, Banco de Occidente and Banco Popular, among other financial institutions, unduly capitalized interest of certain obligations as creditors of the municipality of Cali in connection with credit facilities granted by such institutions, and therefore, are seeking the reimbursement of interest paid by the municipality in excess of the amounts due at June 30, 2009. We believe that the probability of loss in connection with this constitutional action is low (eventual) and, as such, have not recorded any provisions in connection with this constitutional action.

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

Banco AV Villas is subject to constitutional actions brought against several companies in the financial sector in Colombia in connection with the recalculation of mortgage interests that allegedly damaged several mortgage lenders. Banco AV Villas has a comparatively small mortgage portfolio with respect to its main competitors, and we believe that the probability of loss in connection with these constitutional actions is remote.

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

ITEM 9.  THE OFFER AND LISTING

A.    Offering and listing details

Not applicable.

B.    Plan of distribution

Not applicable.

C.    Markets

Market price and volume information

Trading history of our ADSs

Our ADSs began trading on the NYSE under the symbol “AVAL” on September 23, 2014. The following table shows the quarterly range of the high and low per share closing sales price for our ADSs as reported by the NYSE.

	New York Stock Exchange
	High	Low	Average daily trading volume
	(U.S.$ per share)		(in shares)
Year
2014 (beginning September 23)	13.78	9.46	13,590,762
Quarter
Third quarter 2014 (beginning September 23)	13.78	13.55	88,793,588
Fourth quarter 2014	13.61	9.46	6,540,497
First quarter 2015	10.69	8.50	5,959,320
Month
October 2014	13.61	12.65	5,334,970
November 2014	13.59	12.42	4,950,640
December 2014	12.14	9.46	9,173,879
January 2015	10.58	9.91	7,632,807
February 2015	10.69	9.74	4,697,071
March 2015	9.73	8.50	5,528,091
April 2015 (through April 22)	9.50	9.16	2,717,993

Source: New York Stock Exchange.

On April 22, 2015, the last reported closing sale price on the New York Stock Exchange was U.S.$9.49 per ADS.

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

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2011 (beginning May 12)	1,320	1,120	3,363,366
2012	1,325	1,130	3,077,023
2013	1,435	1,235	4,323,943
2014	1,455	1,135	6,026,633
Quarter
First quarter 2013	1,305	1,255	3,799,814
Second quarter 2013	1,430	1,235	6,906,810
Third quarter 2013	1,435	1,315	4,074,499
Fourth quarter 2013	1,400	1,240	2,505,641
First quarter 2014	1,305	1,135	2,415,869
Second quarter 2014	1,360	1,285	3,210,991
Third quarter 2014	1,455	1,345	9,275,897
Fourth quarter 2014	1,445	1,155	9,000,408

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
First quarter 2015	1,285	1,140	7,266,326
Month
October 2014	1,395	1,315	8,276,456
November 2014	1,445	1,390	5,735,683
December 2014	1,380	1,155	12,735,009
January 2015	1,285	1,215	7,352,457
February 2015	1,260	1,210	3,521,368
March 2015	1,230	1,140	10,750,924
April 2015 (through April 22)	1,190	1,135	9,681,273

Source: Colombian Stock Exchange.

On April 22, 2015, the last reported closing sale price on the Colombian Stock Exchange was Ps 1,180 per preferred share.

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the 75 companies listed on the Colombian Stock Exchange at April 22, 2015 was Ps 338.6 trillion (U.S.$137.2 billion at the representative market exchange rate of April 22, 2015). See “Item 4. Information on the Company—B. Business Overview—Industry—Colombia—Recent developments in the Colombian stock market.”

Regulation of Colombian Securities Markets

Colombian securities markets are subject to the supervision and regulation of the Superintendency of Finance, which was created in 2005 following the merger of the Superintendency of Banking and the Superintendency of Securities. The Superintendency of Finance is an independent regulatory entity ascribed to the Ministry of Finance. The Superintendency of Finance has the authority to inspect, supervise and control the financial, insurance and securities exchange sectors and any other activities related to the investment or management of public savings. Accordingly, we are subject to the control of the Superintendency of Finance as an issuer of securities, and our subsidiaries are subject to its control, supervision and regulation as financial institutions and issuers of securities. See “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Colombian banking regulators—Ministry of Finance” and “—Superintendency of Finance.”

Registration of the ADR Program and Investment in Our ADSs by Non-Residents of Colombia

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

    The International Investment Statute provides specific procedures for the registration of ADR programs as a form of foreign portfolio investment, which is required for the acquisition of the preferred shares to be offered in the form of ADSs. In addition, a holder of our ADSs or preferred shares may under certain circumstances be required to comply directly with certain registration and other requirements under the foreign investment regulations. Under these regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Colombian Central Bank on a timely basis may prevent the investor from obtaining remittance payments, including for the payment of dividends, and constitute an exchange control violation and/or result in a fine.

Each individual investor who deposits preferred shares into the ADR facility in exchange for our ADSs (other than in connection with this offering) will be required, as a condition to acceptance by Fiduciaria Bogotá S.A., or “Fidubogotá,” as custodian of such deposit, to provide or cause to be provided certain information to Fidubogotá and/or the Depositary to enable it to comply with the registration requirements under the foreign investment regulations relating to foreign exchange. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain registration and other requirements under the foreign investment regulations. Under these regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank on a timely basis may prevent the investor from obtaining remittance payments, including for the payment of dividends, constitute an exchange control violation and/or result in a fine.

Under Colombian law, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and voting of our ADSs and preferred shares. See “Item 3. Key Information—D. Risk factors—Risks relating to our preferred shares and ADSs” and “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Restrictions on foreign investment in Colombia.”

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 22, 2015, we had 15,301,995,843 common shares outstanding, and 6,979,021,316 preferred shares outstanding.

Our by-laws also provide for the conversion of common shares into preferred shares only when such conversion is approved or authorized at a general shareholders’ meeting. A shareholders’ meeting must define, in each case, the procedure to be followed for such conversion and must determine, among other matters, the maximum number or percentage of shares that may be converted. The shareholders’ meeting may also authorize the Board of Directors or the President of our Company to approve the agreements, forms and other documents to be executed in order to give effect to a conversion.

Our shareholders’ meeting held on December 7, 2010, determined that outstanding common shares may be converted into preferred shares on a 1-to-1 basis. Conversion of common shares into preferred shares may only be made once a month, provided that, as required by Colombian law and in accordance with our by-laws, our preferred shares shall not exceed 50% of our subscribed capital.

For a description of offerings of our shares see “Item 4. Information on the Company—B. Business overview—Our history.”

Voting Rights

Common Shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting according to articles 14 through 19 of the by-laws, as amended from time to time. These general meetings may be ordinary meetings or extraordinary meetings. Ordinary general shareholders’ meetings occur twice a year, no later than the last business day of March and September, for the following purposes:

•	to review the general situation of the Company;

•	to determine the general economic policy of the Company;

•	to consider the approval of our report for the preceding semester ending on June 30 or December 31, as applicable, including the financial statements for the above-mentioned term;

•	to review the report prepared by the external auditor for the preceding semester ending on June 30 or December 31;

•	to elect directors and the external auditor (on an annual basis);

•	to determine the compensation of the members of the board of directors and the external auditor (on an annual basis); and

•	to determine the dividend policy and the allocation of profits, if any, of the preceding semester ending on June 30 or December 31, respectively, as well as any retained earnings from six months.

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

Both elections are made under a proportional representation voting system named electoral quotient—”cociente electoral” (except for the elections unanimously approved by the general shareholders’ meeting). Under that system:

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

There is no age limit requirement for the election or retirement of directors. No minimum number of shares is required for a director’s qualification. Directors may be removed by shareholders entitled to vote prior to the expiration of their term.

Extraordinary general shareholders’ meetings may take place when duly called for a specified purpose or purposes, or, without prior notice, when holders representing all outstanding shares entitled to vote on the issues presented are present at the meeting. Extraordinary meetings of shareholders may be called by our president, our board of directors or the certified public accountant, directly or by request of a plural number of shareholders representing no less than 25.0% of the company’s capital, in which case an announcement must be made by the board of directors, the legal representative or the certified public accountant. In addition, meetings may be called by the Superintendency of Finance, directly or by request of shareholders holding at least 15.0% of the shares outstanding. Notice of extraordinary meetings should be given at least five days in advance.

Quorum for ordinary and extraordinary general shareholders’ meetings to be convened at first call requires the presence of multiple shareholders who represent at least 50.0% plus one of the outstanding shares entitled to vote at the relevant meeting. If no quorum is present for a general shareholders’ meeting, a subsequent meeting may be called within 10 to 30 business days at which the presence of two or more shareholders entitled to vote at the relevant meeting constitutes quorum, regardless of the number of shares represented.

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

•	Pursuant to Colombian Law (Article 12 of Law 222 of 1995), the economic rights of shareholders are deemed to be impaired if:

•	their ownership percentage is reduced as a result of the merger, transformation or escisión of the Company;

•	the equity value or the par value of the shares is reduced (in the latter case, only to the extent that the reduction of the par value implies a decrease in the Company’s stock capital); and

•	the negotiability of the shares is restricted or diminished.

•	If the Company decides to withdraw the listing of its shares from a stock exchange or its registration before the National Registry of Shares and Issuers.

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

Under the Colombian Code of Commerce, a company must, after payment of income taxes and appropriation of legal reserves, and after off-setting losses from prior terms, distribute at least 50.0% of net profits to all shareholders, payable in cash, or as determined by the shareholders, within a period of one year following the date on which the shareholders determine the dividends. If the total amount segregated in the legal, statutory and occasional reserves of a company exceeds its outstanding capital, this percentage is increased to 70.0%. The minimum common shares dividend requirement of 50.0% or 70.0%, as the case may be, may be waived by a favorable vote of the holders of 78.0% of a company’s common shares present at the meeting, in which case the shareholders may distribute any percentage of the net profits. The dividends may be paid in shares if such proposal is approved by representatives of eighty (80%) of the shares present at the meeting.

Under Colombian law and our by-laws, net profits obtained in each semester are to be allocated as follows:

•	first, an amount equivalent to 10.0% of net profits is segregated to build a legal reserve, until that reserve is equal to at least 50.0% of our subscribed capital;

•	second, payment of the minimum dividend on the preferred shares; and

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

For additional information regarding dividends, see “—F. Dividends and paying agents—Dividend policy of Grupo Aval.”

General Aspects Involving Dividends

The dividend periods may be different from the periods covered by the balance sheet. In the general shareholders’ meeting, shareholders will determine such dividend periods, the effective date, and the method and the place for payment of dividends.

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

Colombian law requires that, whenever we issue new common shares, we must offer to the holders of common shares the right to subscribe a number of common shares sufficient to maintain their existing ownership percentage of the aggregate share capital. These rights are preemptive rights. On the other hand, holders of preferred shares are entitled to preemptive rights only in the specific situations that the shareholders’ meeting so decides. See “Item 3. Key Information—D. Risk factors—Risks relating to our preferred shares and ADSs.”

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

C.    Material contracts

LB Panamá entered into two U.S.$135.0 million, totaling U.S.$270.0 million, five-year term loans with Bancolombia and Bancolombia Miami Agency at 180 day LIBOR plus 3.125% on November 26, 2010 to finance, in part, the acquisition of BAC Credomatic.

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

E.     Taxation

The following summary contains a description of certain Colombian and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs and preferred shares, but it does not purport to be a comprehensive description of all the tax considerations. The summary is based upon the tax laws of Colombia and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Colombian Tax Considerations

For purposes of Colombian taxation, depending on the individual, residence consists of one of the following hypotheses:

•
Aliens: The continuous or discontinuous presence in the country for more than 183 days including entry and exit days, within any period of 365 consecutive calendar days. For this purpose, when the continuous or discontinuous presence in the country happens in more than one taxable year, the person would be considered as a resident from the second taxable year.

•
Diplomatic employees of the Colombian State and their companions: totally or partially exempted from income tax or capital gains tax in the country in which they are performing their work, according to the Vienna Conventions about diplomatic and consular relationships.

•
Colombian nationals if: (i) the spouse or permanent companion or dependent children are residents in Colombia for tax purposes; or, (ii) 50% or more of their income is considered to be Colombian-source income; or, (iii) 50% or more of their assets are managed within Colombia; or, (iv) 50% or more of their assets are deemed to be possessed in Colombia; or, (v) foreign residency status has not been demonstrated as required by the Colombian Tax Authorities; or, (vi) they are fiscal residents in a tax haven as qualified by the Colombian Government.

For purposes of Colombian taxation, a legal entity is a resident of Colombia if the place of effective management is located in Colombia for the relevant taxable year. Legal entities organized under the laws of Colombia or which principal place of business is located in Colombia are considered Colombian residents as well.

Pursuant to the Colombian Tax Code, resident individuals and Colombian entities are subject to Colombian taxes on income earned in Colombia and worldwide, while non-resident individuals and foreign entities are only taxed on their Colombian-source income. Foreign entities with permanent establishments or branches in Colombia are only taxed on Colombian-source income obtained through those permanent establishments or branches.

Colombian Tax Law includes a definition of permanent establishment for foreign entities or individuals that is applicable when the entity or individual performs in Colombia the activities that are described in Article 20-1 of the Colombian Tax Code. In this case, the permanent establishment is considered as a Colombian taxpayer with respect to its Colombian-source income.

Taxation of Dividends

In Colombia, dividends received by foreign companies or other foreign entities, non-resident individuals and successors of non-residents are not subject to income or withholding taxes, insofar as the profits from which they are paid have been taxed at the corporate level (Articles 48, 49 and 245 of the Colombian Tax Code). However, if those profits are not taxed at the corporate level, the amount paid as a dividend will be subjected to a withholding tax at a rate of 33% (or whatever is the income tax rate at the moment of the accrual or payment of dividends), according to Article 245 of the Colombian Tax Code.

Dividends paid to non-resident holders of ADSs through the depositary will not be subject to income, withholding and remittance taxes in Colombia, provided that such dividends are paid in respect of previously taxed earnings at the corporate level. In the case of dividends paid out of non-taxed earnings at the corporate level, the amount paid as a dividend will be subject to a withholding tax of 25%, pursuant to article 18-1 of the Colombian Tax Code.

Foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia either when the dividends received by them have been subject to withholding taxes or when dividends are paid out of profits subject to income tax at the corporate level, provided that the respective tax withholdings are duly applied.

Dividend distributions to residents in Colombia, with respect to profits not taxed at the corporate level, are subject to an income tax withholding at a 20% or 33% rate depending on whether the investor is required to file an income tax return.

The Colombian government may implement changes in the tax rules applicable to payment of dividends which may adversely affect our shareholders.

Taxation of Capital Gains Derived From the Sales of ADSs:

Pursuant to article 24 of the Colombian Tax Code, gains derived by non-resident entities or non-resident individuals, of Colombia, from the sale of the ADSs are not subject to income, withholding, remittance or other taxes in Colombia. If the holder is a resident in Colombia, this capital gain will be taxed in Colombia according with the general tax rules.

Taxation of Capital Gains Derived From the Sales of Shares:

According to article 36-1 of the Colombian Tax Code, capital gains obtained in a sale of shares listed on the Colombian Stock Exchange are not subject to income tax in Colombia, provided that the shares sold by the same beneficial owner during each fiscal year do not represent more than 10% of the issued and outstanding shares of the listed company. The Colombian government may implement changes in the tax rules applicable to the sale of the offered securities which may adversely affect our shareholders.

ADSs do not have the same tax benefits as equity investments in Colombia. Although ADSs represent our preferred shares, they are subject to a different tax regulatory regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular those relating to dividends and profits from sale, are not applicable to ADSs.

Tax on Foreign Capital Investment Portfolio Income:

The 2012 Tax Reform (see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Regulation on Payroll Loans—2012 Tax Reform”) established a new tax regime for foreign capital portfolio investments. These investors will be required to pay income tax for the profits obtained in the development of their activities, regardless of the vehicle used to carry them out, pursuant to Article 18-1 of the Colombian Tax Code. The rate of such tax is generally 14%; however, a 25% rate will apply to investors domiciled in a tax haven jurisdiction. As of the date hereof, the list of jurisdictions deemed to be tax havens for Colombian tax purposes is set forth in Decree 2193 of 2013. For income resulting from dividends subject to taxation, a general tax rate of 25% will apply.

Payment of this tax will be accomplished through withholding that is performed on a monthly basis by the administrator of such investment portfolio, based on the profits earned by the investor during the corresponding month. When the income corresponds to dividends subject to taxation, the withholding will be made by the company paying the dividend, at the time of payment.

The withholding, performed according to the rules established in the Colombian Tax Code, shall constitute the final tax and investors will not be required to file an income tax return. However, if the investor sells shares of stock that are listed on the Colombian Stock Exchange in an amount that is above the 10% limit as set forth in Article 36-1 of the Colombian Tax Code (as described in the above paragraph under “—Taxation of capital gains derived from the sales of shares”), the investor will be required to file the corresponding income tax return, which will be filed by the administrator of the portfolio on his/her behalf.

Other Colombian Taxes

At the date of this annual report, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. Pursuant to Articles 24 and 36-1 of the Colombian Tax Code, transfers of ADSs from non-residents or residents to non-residents of Colombia by gift or inheritance are not subject to Colombian income tax. Transfers of ADSs by gift or inheritance from residents to residents or from non-residents to residents will be subject to Colombian income tax at the income tax rate applicable for occasional gains obtained by residents of Colombia. There are no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of preferred shares or ADSs.

United States Federal Income Taxation Considerations For U.S. Holders

In General

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or preferred shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds our ADSs or preferred shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”) relating to what is known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers in securities or currencies or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding ADSs or preferred shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or preferred shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our ADSs or preferred shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding our ADSs or preferred shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our ADSs or preferred shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ADSs or preferred shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or preferred shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a beneficial owner of our ADSs or preferred shares that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying preferred shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that intermediaries in the chain of ownership between holders of ADSs and the issuer of the securities underlying the ADSs (which may include intermediaries involved in the release of American depositary shares before the underlying securities are delivered to the depositary) may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Colombian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ADSs or preferred shares in their particular circumstances.

Taxation of Dividends

The preferred shares constitute equity of our company for U.S. federal income tax purposes. Therefore, subject to the passive foreign investment company, or “PFIC,” rules described below, distributions paid on our ADSs or preferred shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders that constitute qualified dividend income will be taxable at rates applicable to long-term capital gains. Dividends paid on our ADSs will generally constitute “qualified dividend income,” provided the ADSs are readily tradable on an established securities market in the United States (such as the NYSE, where our ADSs have been authorized for listing, subject to official notice of issuance). It is unclear whether these reduced rates will apply to dividends paid with respect to our preferred shares that are not backed by ADSs. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will include any amounts withheld by our company in respect of Colombian taxes. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend, in the case of ADSs, or on the date actually or constructively received by the U.S. Holder, in the case of the preferred shares. The amount of any dividend income paid in pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the applicable date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the applicable date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations (including a minimum holding period requirement), some of which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Colombian income taxes withheld from dividends on ADSs or preferred shares will be creditable against the U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including the Colombian tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale, Redemption or Other Taxable Disposition of ADSs or Preferred Shares

Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale, redemption or other taxable disposition of our ADSs or preferred shares will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or preferred shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or preferred shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and on management estimates, we believe we were not a PFIC for U.S. federal income tax purposes for the 2014 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC, however, is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

If we are a PFIC for any taxable year during which a U.S. Holder held our ADSs or preferred shares, any gain recognized by a U.S. Holder on a sale or other disposition of ADSs or preferred shares (including certain pledges) would be allocated ratably over the U.S. Holder’s holding period for the ADSs or preferred shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to those taxable years. Further, any distribution in respect of ADSs or preferred shares in excess of 125% of the average of the annual distributions on ADSs or preferred shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above with respect to gains. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or preferred shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to qualified dividend income paid to non-corporate holders would not apply. In addition, if we are a PFIC for any taxable year during which a U.S. Holder owned our ADSs or preferred shares, the U.S. Holder will generally be required to file IRS Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is an exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F.     Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay will be dependent, in large part, on the amount of dividends received from our subsidiaries. From 2009 to 2014, the amount of dividends that we have paid increased at a compound annual growth rate of 22.7%. Dividends are declared semi-annually in March and September of each year, and we do not declare dividends quarterly. Our subsidiaries declared Ps 1,062.1 billion in 2014 and Ps 936.2 billion in 2013 of dividends payable to us, and we declared an aggregate of Ps 1,290.1 billion in 2014 and Ps 1,035.2 billion in 2013 of dividends to our shareholders.

Unless noted otherwise, the following table presents the net profits of, and dividends declared by, each of our banks and Porvenir, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated. Dividends are paid to us on a monthly basis.

	Dividends declared with respect to net income for the year ended December 31,
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Porvenir		Corficolombiana		Total
	(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	68.7%	67.6%	72.2%	72.2%	93.7%	93.7%	79.9%	79.9%	20.0%	20.0%	9.3%	–	–	–
Unconsolidated net profits	1,505	1,418	1,201	456	380	399	195	186	280	201	502	–	4,063	2,660
Dividends declared	805	713	275	250	185	185	87	82	275	193	540	–	2,167	1,422
Dividends contributed to Grupo Aval	565	490	199	180	174	174	69	65	55	39	41	–	1,103	947
Dividends declared by Grupo Aval	–	–	–	–	–	–	–	–	–	–	–	–	1,290	1,035

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

For the years ended December 31, 2014 and 2013, net income as reported in our consolidated Colombian GAAP financial statements was Ps 76.8 billion (4.8%) lower and Ps 44.4 billion (2.8%) higher than net income as reported in our consolidated Colombian Banking GAAP financial statements, respectively.

We expect that differences between Colombian GAAP and Colombian Banking GAAP will continue to occur in future periods.

The amount of dividends expected from our subsidiaries will also depend on the future share ownership in our subsidiaries.

Dividend history of Grupo Aval

The following table presents the annual cash dividends paid by Grupo Aval on each share during the periods indicated.

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2010	37.80	0.016
2011	42.60	0.018
2012	49.20	0.021
2013	53.10	0.022
2014	57.90	0.024

Dividend history of our banking subsidiaries

The following tables set forth the annual cash dividends paid by each of our banks on each share during the periods indicated.

Banco de Bogotá

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2010	1,608.00	0.672
2011	1,728.00	0.722
2012	2,028.00	0.848
2013	2,400.00	1.003
2014	2,520.00	1.053

Banco de Occidente

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2010	1,233.00	0.515
2011	1,314.00	0.549
2012	1,452.00	0.607
2013	1,602.00	0.670
2014	1,764.00	0.737

Banco Popular

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2010	21.84	0.009
2011	22.92	0.010
2012	23.28	0.010
2013	24.00	0.010
2014	24.00	0.010

Banco AV Villas

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2010	285.81	0.119
2011	315.00	0.132
2012	345.00	0.144
2013	363.00	0.152
2014	387.00	0.162

Dividend history of Porvenir and Corficolombiana

The following tables present the annual cash dividends paid by Porvenir and Corficolombiana during the periods indicated.

Porvenir

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2010	1,207.00	0.505
2011	972.00	0.406
2012	–	–
2013	1,212.00	0.507
2014	1,320.36	0.552

Corficolombiana

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2010	882.00	0.369
2011	1,464.00	0.612
2012	882.00	0.369
2013	660.00	0.276
2014	630.00	0.263

Dividend history of BAC Credomatic

As of December 31, 2014, BAC Credomatic had declared U.S.$22.67 of cash dividends per share.

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

The guiding principles of risk management at Grupo Aval and our banks are the following:

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

Unless otherwise indicated, risk management figures for Banco de Bogotá consolidate financial data of LB Panamá, including BAC Credomatic. BAC Credomatic has in place its own risk management controls for credit risk, market risk and operational risk.

With respect to credit risk, BAC Credomatic has a centralized structure with a Regional Risk Director reporting to the CEO of BAC Credomatic, who chairs the Regional Credit Committee and is responsible for setting out credit policies and procedures applicable at the local (individual country) level and defining growth strategies in accordance with country risk. While local credit-risk managers report to the country head, compliance with the credit policies is reported directly to the Regional Risk Director.

With respect to market risk, BAC Credomatic has Regional Investment Policies and Regional Asset and Liability Management Policies which set out the guidelines for establishing country risk and issuer limits as well as limits on foreign currency positions and general guidelines for the administration of liquidity, interest rate and exchange-rate risks. The establishment and administration of the regional policies is the responsibility of the Regional Asset and Liability Committee, which is comprised of BAC Credomatic board members.

Daily adherence to these policies at BAC Credomatic is carried out with the investment portfolio control management module, which documents the entire investment process. The monitoring of exposures is the responsibility of the Regional Financial Director through the local assets and liabilities committees.

Operating Risk Management at BAC Credomatic is carried out using the conceptual methodology of Basel II guidelines and the elements of The Committee of Sponsoring Organizations of the Treadway Commission, or “COSO”, integral risk management. A centralized operating risk management unit ensures that there are in place policies to ensure a standardized treatment of operating risks including methodologies for the timely recognition of the principal exposures, the ownership of operational risks by functional units, accountability throughout the organization and effective procedures to collect information on operational losses. The centralized operating risk committee is also responsible for putting in place an effective business continuity plan.

Credit Risk

The credit-risk management process at all our banks takes into consideration the requirements of the Superintendency of Finance, the guidelines of Grupo Aval credit-risk management and the composition of each of the banks’ loan portfolio, which, in turn, is the result of the execution of each bank’s strategy.

Commercial Lending

55.7% of our total loan portfolio is composed of commercial loans to corporate and small and medium sized enterprises. However, the level of commercial loans varies in each of our banks. At December 31, 2014, the proportion of commercial loans was 60.0%,54.1%,44.8% and 36.4% at Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, respectively.

The credit approval process for commercial loans at each of our banks follows the policies and lending authorities established by each bank subsidiary. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá, Banco Popular and Banco AV Villas or Comité de Crédito Dirección General at Banco de Occidente), which has lending limits that range between Ps 1.7 billion (approximately U.S.$0.7 million) at Banco Popular and Ps 8.0 billion (approximately U.S.$3.3 million) at Banco de Bogotá and Banco de Occidente.

Following the approval of a transaction by the credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management committee if the loan would result in aggregate exposure to the borrower in excess of Ps 5.0 billion. For commercial loans, the credit approval process includes the presentation to the Grupo Aval risk management committee of all potential credit exposures per client that, across all of our banks, represent an exposure in excess of Ps 30.0 billion (approximately U.S.$12.5 million). This committee, which is composed of the vice presidents of credit of each of our banks and the risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities. The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). The risk management committee will then submit the transaction to the Grupo Aval advisory board.

The Grupo Aval advisory board, which is composed of the presidents of our banks and the vice presidents of Grupo Aval, meets every two months to discuss the adoption of policies for risk management and how to accommodate clients with large credit needs, as well as to advise the banks with respect to defaults or other credit risk issues. The advisory board also evaluates transactions submitted to it by the Grupo Aval risk management committee for compliance with applicable policies and makes recommendations to the banks with respect to such loans. The boards of the banks make the ultimate decisions with respect to such loans.

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

Consumer Lending

Consumer lending represented 29.4% of the total loan portfolio at December 31, 2014; however, the participation and specialization by product varies in each of our banks. At December 31, 2014, Banco Popular’s consumer lending represented 51.9% of the total loan portfolio and was concentrated in payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas and Banco de Bogotá, consumer lending represented 45.4% and 25.0% of their total loan portfolio, respectively. At Banco de Occidente, 24.9% of the total loan portfolio consisted of consumer loans, with motor vehicle financing representing 7.9% of the total loan portfolio.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá, Banco Popular and Banco AV Villas or Comité de Crédito Dirección General at Banco de Occidente), which have lending limits that range between Ps 1.7 billion (approximately U.S.$0.7 million) at Banco Popular, and Ps 8.0 billion (approximately U.S.$3.3 million) at Banco de Bogotá and Banco de Occidente.

For consumer banking, each bank has developed a business model designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 50.5% of the total loan portfolio, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tool, which has allowed the sale of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has successfully integrated Megabanco’s operations into its full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts. Banco de Occidente has become a leader in motor vehicle financing by maintaining an independent motor vehicle financing unit which has developed its own statistical models and its own origination and collection strategies.

Mortgage Lending

Mortgage lending represented 8.0% of the total loan portfolio at December 31, 2014, compared to 6.8% as of December 31, 2013, with Banco AV Villas and Banco de Bogotá being the highest contributors to this increase. At Banco AV Villas mortgage lending represents 18.2% of its loan portfolio, up from 15.1% in 2013, given an increase of 30.4% in the mortgage loan portfolio, but down from its peak of 44.5% in 2005.

At Banco de Bogotá, mortgage lending represents 10.4% of its loan portfolio as of December 31, 2014, up from 9.3% in 2013 and 0.3% in 2009. At Banco de Bogotá, growth of the mortgage loan portfolio comes from both its Colombian and Central American consolidated operations. In Colombia, the mortgage lending portfolio went from 0.1% in 2009 to 2.9% in 2014 of total loans, and has been the highest growing lending type since 2010. In Central America, the mortgage portfolio represented 22.1% of the total loan portfolio in 2014, down from 30.3% in 2010, the year we acquired BAC Credomatic. Banco de Occidente launched its mortgage product during the second semester of 2013, and at December 31, 2014, it represented 0.6% of its loan portfolio.

In order to ensure an adequate mortgage loan portfolio quality, Banco de Bogotá and Banco AV Villas have developed statistical models for the origination and follow-up on new mortgage loans, which has resulted in a very low past due to total loan ratios for recently originated loans.

Financial Leases

Financial leases represented 6.6% of the total loan portfolio at December 31, 2014 and corresponded to the financial leasing transactions processed primarily through Banco de Bogotá’s, Banco de Occidente’s and Banco Popular’s respective leasing divisions and Leasing Corficolombiana, a subsidiary of Corficolombiana which consolidates with Banco de Bogotá. All leasing subsidiaries have independent credit approval processes and their own credit policies, which in turn are closely supervised by their parent companies.

Microcredit Lending

Microcredit loans represented 0.3% of the total loan portfolio at December 31, 2014.

Credit Classification and Provisioning

Our banks continually engage in the determination of risk factors associated with their credit-related assets, through their duration, including restructurings. For such purposes, they have designed and adopted the System of Credit Risk Administration (Sistema de Administración de Riesgo de Crédito), or “SARC,” in accordance with Superintendency of Finance guidelines. The SARC has integrated credit policies and procedures for the administration of credit risks, models of reference for the determination and calculation of anticipated losses, provisions for coverage of credit risks and internal control procedures.

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
Loans whose risk rating is “BB” according to the methodology of the MRCO as established by the Superintendency of Finance
“B”	New loans with risk rating at approval of “B”	Outstanding loans and financial leases past due over 90 days but less than 120 days (i.e., between 90 and 119 days past due). The debtor shows insufficient paying capacity of its obligations.	Loans whose risk rating is “B” according to the methodology of the MRCO as established by the Superintendency of Finance
“CC”	New loans with risk rating approval of “CC”
Outstanding loans and financial lessees past due more than 120 days but less than 150 days (i.e., between 120 and 149 days past due). Loans in this category represent grave insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.
Loans whose risk rating is “CC” according to the methodology of the MRCO as established by the Superintendency of Finance
“Default”	–	Outstanding loans and financial leases past due for 150 days or more. This category is deemed uncollectible. These loans are considered in default.	Consumer loan portfolio past due over 90 days

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

Risk classification
Risk category	Commercial	Consumer
“A”	“AA”	“AA”
“A” – between 0 and 30 days past due
“B”	“A”	“A” – more than 30 days past due
	“BB”	“BB”
“C”	“B”	“B”
	“CC”	“CC”
“D”	“Default”	“Default” – all other past due loans not classified in “E”
“E”	“Default”	“Default” – past due loans with a Loss given default (LGD) of 100%(1)

(1)
LGD is defined as a percentage to reflect the credit loss incurred if an obligor defaults. LGD for debtors depends on the type of collateral and as a percentage would gradually increase depending on the number of days elapsed after being classified in each category.

For our mortgage and microcredit loan portfolios the risk categories in effect at December 31, 2014, based on past due status, are as follows.

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

Our banks have adequate liquidity, as shown in the following table. The three-month cumulative liquidity gap values for our banks for year-end 2014, 2013 and 2012 and reflect unconsolidated figures for each of our banks.

	Year ended December 31,
Three-month cumulative liquidity position	2014	2013	2012
	(in Ps billions)
Banco de Bogotá
Total assets and contingencies	14,997	12,829	10,767
Total liabilities, equity and contingencies	15,850	12,626	11,067
Liquidity gap	(852)	204	(300)
Net liquid assets (NLA)	2,678	2,833	2,308
Liquidity gap plus NLA	1,826	3,037	2,008
Banco de Occidente
Total assets and contingencies	6,219	7,406	7,088
Total liabilities, equity and contingencies	4,896	5,698	3,468
Liquidity gap	1,323	1,708	3,620
Net liquid assets (NLA)	2,713	1,765	1,471
Liquidity gap plus NLA	4,036	3,473	5,091
Banco Popular
Total assets and contingencies	3,580	2,505	2,741
Total liabilities, equity and contingencies	2,275	1,446	1,423
Liquidity gap	1,305	1,059	1,318
Net liquid assets (NLA)	1,219	1,226	1,061
Liquidity gap plus NLA	2,523	2,285	2,379
Banco AV Villas
Total assets and contingencies	1,726	1,544	1,281
Total liabilities, equity and contingencies	3,581	1,744	2,167
Liquidity gap	(1,856)	(200)	(885)
Net liquid assets (NLA)	3,071	1,436	2,876
Liquidity gap plus NLA	1,215	1,236	1,991

The following tables show the short-term liquidity index and the IRL Ratio at December 31, 2014 and 2013 for each of our banks, expressed in Ps billions and as a percentage.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas
	2014	2013	2014	2013	2014	2013	2014	2013
	(in Ps billions)
IRL – 7 days	7,268	7,986	6,093	3,874	1,681	3,075	2,843	2,076
IRL – 15 days	6,496	7,035	5,894	3,571	1,458	2,799	2,689	1,906
IRL – 30 days	4,614	6,478	5,412	3,321	1,312	2,289	2,462	1,776

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas
	2014	2013	2014	2013	2014	2013	2014	2013
	(in percentages)
IRL – 7 days	717	2,469	2,244	1,593	785	4,826	1,346	1,314
IRL – 15 days	433	646	1,321	735	412	922	805	657
IRL – 30 days	220	451	661	509	314	369	505	477

Operational Risk Management

The policies with respect to operational risk at Grupo Aval and our banks are directed at complying with the norms established by the Superintendency of Finance (which, in turn, follow the Basel II Accord of 2004), and the U.S. Sarbanes-Oxley Act of 2002. These norms require that Colombian banks establish a system for the administration of operational risks (Sistema de Administración de Riesgo Operacional) which includes the identification, measurement, control and monitoring functions as well as a business continuity plan.

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

The VaR calculation for each bank is the aggregate of the VaR of the bank and its subsidiaries. Trust companies (fiduciarias), our pension and severance fund manager, Porvenir, and our brokerage firm, Casa de Bolsa S.A.

Sociedad Comisionista de Bolsa, or “Casa de Bolsa,” are not included in this calculation as the risk of their proprietary portfolios is not material to Grupo Aval.

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

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2014 and 2013, for a ten-day horizon for each of our banks. The averages, minimums and maximums are determined based on end-of-the-month calculations.

Banco de Bogotá

	Year ended December 31, 2014				At December 31, 2013
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	533,883	556,029	658,524	467,215	571,069
Foreign exchange rate risk VaR	45,967	19,321	45,967	6,665	7,003
Variations in stock price risk VaR	8,228	9,470	9,874	8,024	11,099
Fund risk VaR	57,572	50,189	57,572	47,050	47,682
Total market risk VaR	645,650	635,009	731,205	562,560	636,854

Banco de Occidente

	Year ended December 31, 2014				At December 31, 2013
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	267,011	187,148	267,011	136,358	134,116
Foreign exchange rate risk VaR	2,050	2,229	3,230	614	2,495
Variations in stock price risk VaR	15	13	15	12	12
Fund risk VaR	–	–	–	–	–
Total market risk VaR	269,076	189,390	269,076	138,606	136,623

Banco Popular

	Year ended December 31, 2014				At December 31, 2013
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	130,848	139,738	155,291	127,511	172,985
Foreign exchange rate risk VaR	204	1,096	2,356	204	1,264
Variations in stock price risk VaR	18	16	18	14	14
Fund risk VaR	455	533	745	423	746
Total market risk VaR	131,525	141,383	158,410	128,152	175,009

Banco AV Villas

	Year ended December 31, 2014				At December 31, 2013
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	67,816	91,989	106,950	61,230	77,280
Foreign exchange rate risk VaR	8	70	448	–	23
Variations in stock price risk VaR	–	–	–	–	–
Fund risk VaR	89	103	720	–	–
Total market risk VaR	67,913	92,162	107,079	61,755	77,303

The regulatory VaR of Banco de Occidente (mostly interest rate risk) increased 99.1% between December 31, 2013 and December 31, 2014. Increases in the amount and the duration of the local currency debt securities (primarily TESs) are the reason for the growth of the regulatory VaR.

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

The following table shows the interest rate VaR calculation based on internal models as of December 31, 2014 and December 31, 2013 on a ten-day horizon (using an adjustment factor applied to VaR on a one day horizon). The values presented for Banco AV Villas were calculated on Banco de Bogotá’s model. Values for all other banks are based on their internal models. The averages, minimums and maximums are determined based on daily calculations except for BAC Credomatic, which are determined based on end-of-the-quarter calculations.

Interest Rate Risk VaR (Per Internal Model)

	Banco de Bogotá	Banco de Occidente	Banco Popular(1)	Banco AV Villas
	(in Ps millions)
2014
As of December 31	132,388	106,937	10,417	18,721
Average	96,801	56,237	7,498	–
Maximum	158,454	122,512	17,972	–
Minimum	67,458	40,679	4,343	–
2013
As of December 31	185,045	52,485	48,188	13,224

(1)
Banco Popular’s internal VaR data reflects Banco Popular’s unconsolidated results. The regulatory VaR, however, corresponds to consolidated figures. Banco Popular (unconsolidated) accounts for over 98% of the consolidated regulatory VaR at December 31, 2014. Banco Popular’s VaR results are lower than Banco de Occidente’s as a significant portion of Banco de Occidente’s portfolio is held in foreign currencies through its subsidiaries in Panamá and the Bahamas, resulting in increased volatility. In comparison, an immaterial amount of Banco Popular’s portfolio is denominated in foreign currencies.

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

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. At December 31, 2014 and at December 31, 2013, the investment subject to regulatory VaR were holdings in Mineros S.A. and CFC Energy Holdings SAS.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2014 and 2013.

	At December 31,
	2014			2013
	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio
Less than 18 months	–	–	–	169	25	0.2%
18 - 36 months	174	26	0.3%	–	–	–
More than 36 months	53,521	7,868	99.7%	73,165	10,755	99.8%
Total	53,695	7,893	100.0%	73,334	10,780	100.0%

Non-Trading Instruments

Non-trading instruments consist primarily of loans and deposits. Our banks’ primary market risk exposure in their non-trading instruments is interest rate risk, which arises from the possibility of changes in market interest rates. Such changes in market interest rates affect our banks’ net interest income due to timing differences on the repricing of their assets and liabilities. Our banks are also affected by gaps in maturity dates and interest rates in the different asset and liability accounts. As part of their management of interest rate risk, our banks analyze the interest rate mismatches between their interest-earning assets and their interest-earning liabilities.

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

Sensitivity of certain instruments is assumed to be zero because its fair value is equal to its book value as is the case with instruments with maturities of 90 days or less, or loans and borrowings from development banks.

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

The following tables present our sensitivity analysis based on hypothetical changes of 50 and 100 basis point shifts in interest rates on the net present value of interest rate sensitive assets and liabilities for the periods indicated.

	December 31, 2014			December 31, 2013
Grupo Aval (1)	Fair value	+50 basis points	+100 basis points	Fair value	+50 basis points	+100 basis points
	(in Ps millions)
Assets
Held-to-maturity securities	2,645,654	(5,226)	(10,442)	2,973,425	(7,493)	(14,962)
Loans	114,498,438	(1,253,659)	(1,952,328)	97,588,950	(954,098)	(1,873,097)
Short-term funds	2,188,290	-	-	3,103,195	–	–
Customer’s acceptances	130,794	-	-	220,839	–	–
Total interest rate sensitive assets	119,463,175	(1,258,885)	(1,962,771)	103,886,409	(961,591)	(1,888,059)
Liabilities
Checking accounts, savings deposits and other	73,023,806	-	-	69,407,392	–	–
Time deposits	44,289,855	(160,491)	(318,445)	33,548,682	(133,927)	(265,351)
Bank acceptances outstanding	310,702	-	-	221,852	–	–
Short-term funds	4,589,495	-	-	5,131,604	–	–
Borrowings from banks	16,047,463	(180,313)	(355,025)	13,051,107	(129,050)	(253,073)
Long-term debt	13,077,937	(155,722)	(284,514)	11,420,793	(146,058)	(251,742)
Total interest rate sensitive liabilities	151,339,258	(496,527)	(957,984)	132,781,430	(409,036)	(770,166)
Total net change	(31,876,082)	(762,358)	(1,004,787)	(28,895,021)	(552,555)	(1,117,893)

(1)
Grupo Aval reflects the sum of the fair values of each of our consolidated banking subsidiaries under Colombian Banking GAAP, Grupo Aval at the holding company level on an unconsolidated basis and Grupo Aval Limited.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt securities

Not applicable.

B.    Warrants and rights

Not applicable.

C.    Other securities

Not applicable.

D.    American depositary shares

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of preferred shares, issuances in respect of preferred share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, up to U.S.$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a preferred share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing preferred shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuances pursuant to a share dividend or share split declared by our company or an exchange of securities regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of ADRs;

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities (treating all such securities as if they were preferred shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•
an aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and will be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•
any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our preferred shares or other deposited securities (which charge will be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•
such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time.

Direct and Indirect Payments

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time.

The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

For the year ended December 31, 2014, we have not received any direct or indirect payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.    Defaults

No matters to report.

B.    Arrears and delinquencies

No matters to report.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    Material modifications to instruments

None.

B.    Material modifications to rights

None.

C.    Withdrawal or substitution of assets

None.

D.    Change in trustees or paying agents

None.

E.     Use of proceeds

On September 22, 2014, our registration statement on Form F-1 (File No. 333-197823), as amended, was declared effective by the SEC for our initial public offering of our ADS, pursuant to which we offered and sold a total of 93,703,703 ADSs, each representing 20 of our preferred shares, par value Ps 1.00 per share, at a public offering price of U.S.$13.50 per ADS. J.P. Morgan Securities LLC and Goldman, Sachs & Co. acted as global coordinators, joint bookrunners and representatives of the underwriters. The offering began on September 9, 2014 and was completed on October 2, 2014. All securities registered in the registration statement have been sold pursuant to the underwriting agreement for the initial public offering.

We sold 93,703,703 ADSs, including 12,222,222 ADSs purchased by the underwriters to cover over-allotments for an aggregate price of U.S.$1,265.0 million. We received net proceeds of approximately U.S.$1,231.8 million (Ps 2,425.1 billion), after deducting underwriting discounts and commissions of approximately U.S.$28.5 million and other expenses of approximately U.S.$4.7 million.

Our expenses in connection with our initial public offering from September 22, 2014 through December 31, 2014, other than underwriting discounts and commissions, were the following:

Expenses	Amount
(in U.S.$)
SEC registration fee	162,932.00
FINRA filing fee	175,250.00
NYSE listing fee	273,696.00
Printing and engraving expenses	114,054.65
Legal fees and expenses	2,098,729.16
Accounting fees and expenses	910,350.10
Road show expenses	322,625.23
Miscellaneous costs	654,030.10
Total	4,711,667.24

None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

For the period up until December 31, 2014 Grupo Aval made the following uses of the net proceeds from the IPO:

•	Grupo Aval participated in Banco de Bogotá´s equity raise with Ps 1,201.4 billion;

•	Grupo Aval purchased from Banco de Occidente a further 9.35% direct stake in Corficolombiana for Ps 769.5 billion; and

•	Grupo Aval made debt payments for Ps 295.5 billion.

The three uses described above totaled Ps 2,266.4 billion.

There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus dated September 22, 2014 filed with the SEC on September 24, 2014.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure controls and procedures

As of December 31, 2014, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

We have adapted our internal control over financial reporting based on the guidelines set by the Internal Control – Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Management Officer and our Vice-President of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the guidelines set forth by the COSO.

Based on this assessment, management believes that, as of December 31, 2014, its internal control over financial reporting was effective based on those criteria.

C.    Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2014, has been audited by KPMG Ltda., an independent registered public accounting firm, which appears on page F-2.

D.    Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  Audit committee financial expert

The board of directors has determined that Julio Leonzo Álvarez Álvarez is an audit committee financial expert. All members of our audit committee, namely Esther América Paz Montoya, Julio Leonzo Álvarez Álvarez and José Mauricio Rodríguez Múnera, are independent audit committee members under the standards of the New York Stock Exchange, which applies the audit committee independence requirements of the Securities and Exchange Commission.

ITEM 16B.  Code of ethics

New York Stock Exchange rules for U.S. companies require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have in place a code of ethics that applies to the Company’s officers and employees.

ITEM 16C.  Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2014	2013
	(In Ps millions)
Audit fees	20,824	17,393
Audit-related fees	–	–
Tax fees	23	27
Other fees paid	375	1,730

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 20,824 and Ps 17,393 million for the years 2014 and 2013, respectively.

Additionally other fees paid totaled Ps 375 million and Ps 1,730 million for the years ended 2014 and 2013, respectively, and tax fees paid totaled Ps 23 million and Ps 27 million for the years ended 2014 and 2013, respectively.

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

ITEM 16D.  Exemptions from the listing standards for audit committees

All of the members of our audit committee satisfy the independence requirements of the NYSE applicable to foreign private issuers.

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

The following table presents purchases of our preferred shares, none of which were in the form of ADSs, by our “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended). Grupo Aval did not effect any purchases of its preferred shares or ADSs:

Period	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or units)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs(1)	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs(1)
February, 2014	7,228,035	Ps 1,231	–	–
March, 2014	7,561,012	Ps 1,244	–	–
April, 2014	45,000	Ps 1,291	–	–
May, 2014	1,190,000	Ps 1,310	–	–
June, 2014	215,000	Ps 1,305	–	–
July, 2014	2,801,947	Ps 1,390	–	–
August, 2014	2,096,733	Ps 1,377	–	–
September, 2014	2,342,000	Ps 1,420	–	–

(1)      Pursuant to Article 404 of the Colombian Code of Commerce, administrators of a company (including management and members of the Board of Directors) are required to obtain prior approval from the board of directors of the Company prior to the sale or purchase shares of the Company. Such sale or purchase must not be for speculative purposes. We informed the market on February 11, 2014 that Grupo Aval’s Board of Directors had authorized Adminegocios & Cia S.C.A., an affiliate of Mr. Luis Carlos Sarmiento Angulo (Chairman of the Board), to acquire preferred shares of Grupo Aval for a period of six months and up to Ps 150.0 billion (U.S.$62.7 million). On August 13, 2014, we informed the market that Grupo Aval’s Board of Directors extended this authorization for an additional period of twelve months, accordingly, the authorization for Adminegocios & Cia S.C.A. to acquire such shares will expire on August 13, 2015. As of December 31, 2014, Adminegocios had acquired 23,479,727 preferred shares or Ps 30.3 billion (U.S.$12.7 million) through open market transactions on the Colombian Stock Exchange.

ITEM 16F.  Change in registrant’s certifying accountant

Not applicable.

ITEM 16G.  Corporate governance

Grupo Aval, as a listed company that qualifies as a foreign private issuer under the NYSE listing standards in accordance with the NYSE corporate governance rules, is permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. We follow corporate governance practices applicable to Colombian companies and those described in our Corporate Governance Code, which in turn follow Colombian corporate governance rules. The Corporate Governance Code is available at Grupo Aval’s website at www.grupoaval.com. Information on our website is not incorporated into this annual report.

The following is a summary of the significant differences between the corporate governance practices followed by Grupo Aval and those applicable to domestic issuers under the NYSE listing standards.

Independence of directors

Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors, although as a foreign private issuer and a company that is controlled, directly or indirectly, by Mr. Luis Carlos Sarmiento Angulo, we would not be required to comply with this rule. Law 964 of 2005 requires that our board of directors consist of five to ten members and that at least 25% of such members be independent directors, and Decree 3923 of 2006 regulates their election. “Independence” within the meaning of Law 964 of 2005 is primarily concerned with independence from management and the absence of material related-party transactions between the director and the company. See “Item 10. Additional Information—A. Share capital.” In compliance with Colombian law and our by-laws, Grupo Aval’s board of directors is composed of seven members, of which two are independent under Colombian rules. In addition, Colombian law mandates that all directors exercise independent judgment under all circumstances.

Non-executive director meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management being present. Under Colombian regulations, there is no prohibition against officers being members of the board of directors, and it is our practice that each president of our banks be a member of our board of directors. The non-executive directors of Grupo Aval do not meet formally without management present.

Committees of the board of directors

Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee and a nominating/corporate governance committee, each with a written charter addressing certain minimum specified duties, and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules promulgated by the NYSE and, in the case of the audit committee, the NYSE and the SEC. We have established an audit committee, a corporate matters committee and a compensation committee.

Shareholder approval of equity compensation plans

Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. Grupo Aval and its subsidiaries currently have no equity compensation plans. Under Colombian law, shareholder approval is required for the compensation of members of the board of directors.

Shareholder approval of dividends.

While NYSE corporate governance standards for U.S. companies do not require listed companies to have shareholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Grupo Aval’s shareholders.

Corporate governance guidelines

NYSE rules for U.S. companies require that listed companies adopt and disclose corporate governance guidelines. The Superintendency of Finance recommends, but does not require, that listed companies adopt corporate governance guidelines; instead, it requires an annual corporate governance survey that compares a company’s corporate governance practices to those recommended by the Superintendency of Finance, and mandates periodic disclosure thereof to the Colombian securities market information system. The annual corporate governance survey is available at Grupo Aval’s website at www.grupoaval.com.

Code of business conduct and ethics

NYSE rules for U.S. companies require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Grupo Aval has in place a code of ethics that applies to the Company’s officers and employees.

Compliance with corporate governance rules

NYSE rules require the chief executive officer to certify annually that such officer is not aware of any non-compliance with NYSE corporate governance rules, and executive officers are required to promptly notify the NYSE of any material non-compliance. Companies must also submit a written affirmation annually or promptly upon the occurrence of certain changes in corporate governance. No similar requirements exist under Colombian law.

Internal audit function

NYSE rules for U.S. companies require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Grupo Aval maintains an internal auditor, and a Vice-President of Internal Control to coordinate this function at the corporate level.

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

2.2
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

2.3
Form of Deposit Agreement among Grupo Aval, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to our Registration Statement on Form F-6 (File No. 333-198614) filed with the SEC on September 8, 2014).

4.2
Loan Agreement between Bancolombia S.A. and Leasing Bogota S.A. – Panamá, dated as of November 26, 2010 (incorporated by reference to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on March 7, 2011).

4.3
Loan Agreement between Bancolombia S.A. and Leasing Bogota S.A. – Panamá, dated as of November 26, 2010 (incorporated by reference to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on March 7, 2011).

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

Grupo Aval Acciones y Valores S.A.

Date:	April 27, 2015	By:	/s/ Luis Carlos Sarmiento Gutiérrez
			Name:	Luis Carlos Sarmiento Gutiérrez
			Title:	President

 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of December 31, 2014 and 2013 and for each of the years ended December 31, 2014, 2013 and 2012
Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2014 and 2013	F-3
Consolidated statements of income for the years ended December 31, 2014, 2013 and 2012	F-5
Consolidated statements of shareholders’ equity for the years ended December 31, 2014, 2013 and 2012	F-7
Consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012	F-8
Notes to the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-10

KPMG Ltda. Calle 90 No. 19C - 74 Bogotá D.C.	Teléfono Fax www.kpmg.com.co	57 (1) 6188100 57 (1) 2185490

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Grupo Aval Acciones y Valores S.A. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Grupo Aval’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in its 2014 annual report on Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval and subsidiaries as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with Colombian Banking GAAP. Also in our opinion, Grupo Aval and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

The accompanying consolidated financial statements as of and for the year ended December 31, 2014 have been translated into United States dollars solely for convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statement expressed in Colombian pesos have been translated into United States dollars on the basis set forth in note 2(c) of the notes to the consolidated financial statements.

Colombian Banking GAAP varies in certain significant respects from U.S generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in note 30 to the consolidated financial statements.

/s/ KPMG Ltda.
KPMG Ltda.
Bogotá, Colombia
April 27, 2015

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and 2013

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	Notes	U.S. dollars (1) December 31, 2014		December 31, 2014		December 31, 2013

Assets
Cash and cash equivalents
Cash and due from banks		U.S.$	7,040	Ps.	16,843,147	Ps.	13,309,621
Interbank and overnight funds			773		1,850,335		2,786,991
Total cash and cash equivalents	3		7,813		18,693,482		16,096,612
Investment securities, net	4
Debt securities:
Trading			1,445		3,456,803		6,093,814
Available for sale			7,528		18,010,696		14,132,508
Held to maturity			1,278		3,057,581		3,348,380
Total debt securities			10,251		24,525,080		23,574,702
Equity securities:
Trading			668		1,597,836		1,424,015
Available for sale			1,033		2,472,539		2,306,566
Total equity securities			1,701		4,070,375		3,730,581
Allowance for investment securities			(2)		(4,462)		(6,678)
Total investment securities, net			11,950		28,590,993		27,298,605
Loans and financial leases:	5
Commercial loans			26,234		62,764,815		54,855,580
Consumer loans			13,863		33,166,391		27,801,275
Microcredit loans			147		351,781		341,857
Mortgage loans			3,776		9,034,678		6,520,119
Financial leases			3,109		7,438,413		6,994,991
			47,103		112,756,078		96,513,822
Allowance for loans and financial leases losses			(1,427)		(3,413,680)		(3,073,035)
Total loans and financial leases, net			45,703		109,342,398		93,440,787
Interest accrued on loans and financial leases	6
Accrued interest receivable on loans and financial leases			387		927,040		819,636
Allowance for accrued interest losses			(40)		(96,371)		(84,422)
Total interest accrued on loans and financial leases, net			347		830,669		735,214

Accounts receivable, net	6		882		2,109,200		1,765,631
Bankers’ acceptances, spot transactions and derivative financial instruments	7		509		1,218,926		411,914
Property, plant and equipment, net	8		951		2,275,982		2,044,808
Operating leases, net	9		170		406,845		439,237
Foreclosed assets, net	10		56		134,143		109,237
Prepaid expenses and deferred charges, net	11		1,187		2,827,012		2,239,696
Goodwill, net	12		2,352		5,626,694		4,968,021
Other assets, net	13		710		1,698,307		1,323,932
Reappraisal of assets	14		1,613		3,860,026		3,413,697
Total assets		U.S.$	74,239	Ps.	177,614,677	Ps.	154,287,391
Memorandum accounts	24	U.S.$	287,978	Ps.	688,975,858	Ps.	602,514,193
(1)	See note 2 (c).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

As of December 31, 2014 and 2013

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	Notes	U.S. dollars (1) December 31, 2014		December 31, 2014		December 31, 2013

Liabilities and shareholders’ equity
Deposits:
Non-interest bearing:
Checking accounts		U.S.$	6,520	Ps.	15,598,602	Ps.	14,555,582
Other			610		1,459,771		1,087,934
Total non-bearing deposits			7,130		17,058,373		15,643,516
Interest bearing:
Checking accounts			5,514		13,192,171		10,328,074
Time deposits	15		17,496		41,858,609		32,739,250
Saving deposits			17,673		42,283,058		42,479,567
Total interest bearing deposits			40,684		97,333,838		85,546,891
Total deposits			47,814		114,392,211		101,190,407
Bankers’ acceptances and derivative financial instruments			833		1,992,075		447,318
Interbank borrowings and overnight funds	16		1,918		4,589,494		5,123,597
Borrowings from banks and others	17		6,084		14,555,113		11,954,097
Accounts payable	18		1,185		2,833,994		2,867,675
Accrued interest payable			261		625,165		509,211
Other liabilities	19		1,263		3,022,613		2,221,666
Bonds	20		5,242		12,540,961		11,179,705
Accrued expenses and other liabilities	21		250		598,214		593,254
Non-controlling interest	22		3,080		7,368,199		6,472,242
Total liabilities			67,929		162,518,039		142,559,172
Shareholders’ equity	23
Subscribed and paid in capital:
Common and preferred shares			9		22,281		20,178
Additional paid in capital			3,555		8,504,729		5,784,513
Retained earnings:
Appropriated			1,659		3,967,910		3,574,754
Unappropriated			355		849,407		765,605
Equity surplus:
Equity inflation adjustments			273		652,122		652,180
Unrealized net (losses) gains on investment securities available for sale			(227)		(543,943)		(523,562)
Reappraisal of assets	14		687		1,644,132		1,454,551
Total shareholders’ equity		U.S.$	6,310	Ps.	15,096,638	Ps.	11,728,219
Total liabilities and shareholders’ equity		U.S.$	74,239	Ps.	177,614,677	Ps.	154,287,391
Memorandum accounts	24	U.S.$	287,978	Ps.	688,975,858	Ps.	602,514,193
(1)	See note 2 (c).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2014, 2013 and 2012

(Stated in millions of Colombian pesos and millions of U.S. dollars, except per share data)

	Notes	2014(1) U.S. dollars		2014		2013		2012

Interest income:
Interest on loans		U.S.$	4,044	Ps.	9,674,796	Ps.	8,605,952	Ps.	8,045,972
Interest on investment securities			555		1,328,941		1,306,938		1,298,971
Interbank and overnight funds			82		196,287		190,132		206,840
Financial leases			287		686,434		680,364		653,189
Total interest income			4,968		11,886,458		10,783,386		10,204,972
Interest expense:
Checking accounts			71		169,199		148,008		159,243
Time deposits			683		1,632,972		1,383,793		1,396,062
Saving deposits			537		1,284,345		1,093,046		1,094,030
Total interest expense on deposits			1,290		3,086,516		2,624,847		2,649,335

Borrowings from banks and others			167		398,787		395,640		473,377
Interbank and overnight funds (expenses)			77		184,907		160,798		228,272
Bonds			275		658,163		621,126		543,689
Total interest expense			1,801		4,328,373		3,802,411		3,894,673
Net Interest Income			3,159		7,558,085		6,980,975		6,310,299
Provisions for loan and financial lease losses, accrued interest and other receivables, net			700		1,675,031		1,417,391		1,041,757
Recovery of charged-off assets			(79)		(189,223)		(148,172)		(142,650)
Provision for investment securities, foreclosed assets and other assets			35		83,401		50,012		57,314
Recovery of provisions for investments securities, foreclosed assets and other assets			(13)		(30,983)		(25,029)		(39,078)
Total provisions, net			643		1,538,226		1,294,202		917,343
Net interest income after provisions			2,516		6,019,859		5,686,773		5,392,956
Fees and other services income:
Commissions from banking services			750		1,794,050		1,546,000		1,377,550
Branch network services			13		31,041		27,850		27,445
Credit card merchant fees			192		459,759		413,959		355,917
Checking fees			28		66,083		66,521		71,947
Warehouse services			81		194,432		188,508		174,745
Fiduciary activities			91		217,149		204,583		178,446
Pension plan management			315		754,063		722,171		486,530
Other			92		220,854		190,041		171,582
Total fees and other services income			1,562		3,737,431		3,359,633		2,844,162
Fees and other services expenses			240		574,656		545,277		462,142
Total fees and other services income, net		U.S.$	1,322	Ps.	3,162,775	Ps.	2,814,356	Ps.	2,382,020
(1)	See note 2 (c).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME - Continued

For the years ended December 31, 2014, 2013 and 2012

(Stated in millions of Colombian pesos and millions of U.S. dollars, except per share data)

	Notes	2014 (1) U.S. dollars		2014		2013		2012
Other operating income:
Foreign exchange gains (losses), net		U.S.$	537	Ps.	1,283,911	Ps.	344,594	Ps.	(35,018)
(Losses) gains on derivative operations, net			(440)		(1,002,185)		(39,434)		214,944
Gains on sales of investments in equity securities, net			14		33,234		96,430		10,708
Income from non-financial sector, net			138		329,473		440,535		385,954
Dividend income			125		298,479		326,431		98,935
Other			76		182,478		148,852		210,138
Total other operating income			449		1,125,390		1,317,408		885,661
Total operating income			4,287		10,308,024		9,818,537		8,660,637
Operating expenses:
Salaries and employee benefits			995		2,380,842		2,178,779		1,927,545
Bonus plan payments			47		113,107		122,204		95,087
Termination payments			12		29,368		19,291		21,508
Administrative and other expenses, net	25		1,370		3,277,701		3,053,337		2,667,626
Insurance on deposit, net			94		225,501		215,198		185,264
Charitable and other donation expenses			5		11,257		6,647		12,738
Depreciation	8,9		156		373,777		318,932		296,643
Goodwill amortization	12		70		166,651		113,714		93,109
Total operating expenses			2,750		6,578,204		6,028,102		5,299,520
Net operating income			1,538		3,729,820		3,790,435		3,361,117
Non-operating income (expense):	26
Other income			229		547,094		453,352		618,516
Other expense			(97)		(284,002)		(217,217)		(170,448)
Total non-operating income (expense), net			131		263,092		236,135		448,068
Income before income tax expense and non-controlling interest			1,669		3,992,912		4,026,569		3,809,186
Income tax expense	21		(606)		(1,449,025)		(1,414,688)		(1,371,739)
Income before non-controlling interest			1,063		2,543,887		2,611,881		2,437,447
Non-controlling interest			(366)		(875,215)		(1,011,378)		(911,059)
Net income attributable to Grupo Aval shareholders		U.S.$	697	Ps.	1,668,672	Ps.	1,600,503	Ps.	1,526,388
Earnings per share (in pesos)				Ps.	79.851	Ps.	86.014	Ps.	82.278
Weighted average number of common and preferred shares outstanding					20,897,356,358		18,607,487,293		18,551,656,161

(1)	See note 2 (c).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2014, 2013 and 2012

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	Millions of shares						Retained earnings						Equity surplus
	Preferred non-voting shares	Voting common shares	Capital at Par value		Additional paid-in capital		Appropriated		Unappropriated		Equity inflation adjustments		Unrealized (losses) /gains/ on investments available for sale		Reappraisal of assets			Total Shareholders’ equity
Balance at December 31, 2011	4,745	13,806	Ps.	18,551	Ps.	3,671,048	Ps.	2,332,030	Ps.	668,996	Ps.	741,892	Ps.	(292,952)	Ps.	1,019,561		Ps.	8,159,126
Transfer to appropriated retained earnings and change of common shares by preferred shares	185	(185)		-		-		721,466		(721,466)		-		-		-			-
Issuance of preferred shares	-	-		-		615		-		-		-		-		-			615
Unrealized gains	-	-		-		-		-		-		-		197,267		-			197,267
Net Income	-	-		-		-		-		1,526,388		-		-		-			1,526,388
Transfer to appropriated retained earnings	-	-		-		-		668,996		(668,996)		-		-		-			-
Equity tax paid	-	-		-		-		-		-		(47,161)		-		-			(47,161)
Reappraisal of assets	-	-		-		-		-		-		-		-		98,143			98,143
Dividends declared	-	-		-		-		(845,959)		-		-		-		-			(845,959)
Changes in equity surplus	-	-		-		-		35,957		-		(40,123)		173,903 (2)		(173,903	)(2)		(4,166)
Donations	-	-		-		-		(1,150)		-		-		-		-			(1,150)
Balance at December 31, 2012(1)	4,930	13,621	Ps.	18,551	Ps.	3,671,663	Ps.	2,911,340	Ps.	804,922	Ps.	654,608	Ps.	78,218	Ps.	943,801		Ps.	9,083,103
Change of common shares by preferred shares	70	(70)		-		-		-		-		-		-		-			-
Issuance of common shares (3)	-	1,627		1,627		2,112,850		-		-		-		-		-			2,114,477
Unrealized (losses) gains	-	-		-		-		-		-		-		(601,780)		-			(601,780)
Net Income	-	-		-		-		-		1,600,503		-		-		-			1,600,503
Transfer to appropriated retained earnings	-	-		-		-		1,639,820		(1,639,820)		-		-		-			-
Equity tax paid	-	-		-		-		-		-		(2,428)		-		-			(2,428)
Reappraisal of assets	-	-		-		-		-		-		-		-		510,750			510,750
Dividends declared	-	-		-		-		(975,916)		-		-		-		-			(975,916)
Cumulative translation adjustment	-	-		-		-		(193)		-		-		-		-			(193)
Donations	-	-		-		-		(297)		-		-		-		-			(297)
Balance at December 31, 2013	5,000	15,178	Ps.	20,178	Ps.	5,784,513	Ps.	3,574,754	Ps.	765,605	Ps.	652,180	Ps.	(523,562)	Ps.	1,454,551		Ps.	11,728,219
Change of common shares by preferred shares	32	(32)		-		-		-		-		-		-		-			-
Issuance of common shares (4)	1,874	229		2,103		2,720,216		-		-		-		-		-			2,722,319
Unrealized (losses) gains	-	-		-		-		-		-		-		24,666		-			24,666
Net Income	-	-		-		-		-		1,668,672		-		-		-			1,668,672
Transfer to appropriated retained earnings	-	-		-		-		1,584,870		(1,584,870)		-		-		-			-
Equity tax paid	-	-		-		-		-		-		(58)		-		-			(58)
Reappraisal of assets	-	-		-		-		-		-		-		-		189,581			189,581
Dividends declared	-	-		-		-		(1,192,680)		-		-		-		-			(1,192,680)
Cumulative translation adjustment	-	-		-		-		-		-		-		(45,047)		-			(45,047)
Donations	-	-		-		-		(27)		-		-		-		-			(27)
Reimbursement of reserves	-	-		-		-		995		-		-		-		-			995
Balance at December 31, 2014	6,906	15,375	Ps.	22,281	Ps.	8,504,729	Ps.	3,967,910	Ps.	849,407	Ps.	652,122	Ps.	(543,943)	Ps.	1,644,132		Ps.	15,096,638
Balance at December 31, 2014 (US dollars)			U.S.$	9.3	U.S.$	3,554.8	U.S.$	1,658.5	U.S.$	355.0	U.S.$	272.6	U.S.$	(227.4)	U.S.$	687.2		U.S.$	6,310.1

(1)
In March 2012 Grupo Aval sold 466,457 of its preferred shares through the Colombian Stock Exchange. Grupo Aval held these shares since June 2011, when a limited number of initial purchasers in our Preferred Shares Local Offering defaulted on their obligation to pay for all preferred shares allocated to them. As set forth in the governing documents of the Preferred Shares Local Offering, Grupo Aval sold these shares as soon as practicable upon completion of the Preferred Shares Local Offering at a price in excess of Ps. 1,300, or the initial issuance price. The sale of these shares generated additional paid-in capital of Ps. 615 million, for Grupo Aval.

(2)	Reflects a reclassification between unrealized gains/losses on investments available for sale and reappraisal of assets associated with the escision process related to Banco Popular.
(3)
At the Extraordinary Shareholders’ Meeting held on December 12, 2013, Grupo Aval obtained authorization to issue 1,855,176,646 ordinary shares, subject to preemptive rights. As of December 31, 2013 a total of 1,626,520,862 shares were subscribed and fully paid. As of December 31, 2013 a total of 229 shares were pending to be subscribed and paid. Those shares were subscribed and paid in January 2014.

(4)
Between September 23, 2014 and October 2, 2014, we issued through the New York Stock Exchange an aggregate of 1,874,074,060 preferred shares, equivalent to 93,703,703 ADSs at a price of U.S.$13.5 per ADS, raising U.S.$1.3 billion (Ps. 2.4 trillion at the date of issuance). The sale of these shares generated an increase of Ps. 2,425,060 million in subscribed capital and of Ps. 1,874 million in additional paid-in capital Ps. 2,423,186, for Grupo Aval. (See note 23).

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014, 2013 and 2012

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	2014(1)
	U.S. dollars		2014		2013		2012
Cash flows from operating activities:
Net income attributable to Grupo Aval’s shareholders for the year	U.S.$	697	Ps.	1,668,672	Ps.	1,600,503	Ps.	1,526,388
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		174		417,418		352,048		315,168
Goodwill amortization		73		173,530		116,039		97,661
Non-controlling interest		366		875,216		1,011,378		911,060
Provisions for loan and financial lease losses, accrued interest and other receivables, net		702		1,680,691		1,419,044		1,051,685
Provision for foreclosed assets, net		13		31,560		14,448		10,286
Recovery for losses on investment securities, net		(1)		(2,330)		(396)		(827)
Provision (recovery) for property, plant and equipment		4		8,850		4,066		2,360
Gain on sales of investment securities, net		(11)		(26,496)		(28,997)		(11,861)
Gain on valuation of investment securities		(401)		(958,785)		(544,101)		(721,102)
Gain on sales of foreclosed assets		(8)		(19,366)		(17,617)		(101,642)
Gain on sales of property, plant and equipment		(21)		(51,635)		(39,413)		(113,253)
Realized and unrealized losses (gains) on derivative transactions		190		455,366		(236,153)		(114,645)
Decrease in trading securities		3,479		8,323,160		5,243,190		3,066,372
Net change in other assets and liabilities		538		1,286,521		(1,945,939)		(781,490)
Net cash provided by operating activities		5,794		13,862,372		6,948,100		5,136,160
Cash flows from investing activities:
(Increase) of loans and financial leases		(4,429)		(10,595,175)		(10,989,540)		(12,410,637)
Proceeds from sales of property, plant and equipment		249		595,914		293,382		393,124
Proceeds from sales of available for sale		3,115		7,451,374		4,616,529		4,452,067
Proceeds from paydowns and maturities help to maturity investment		1,244		2,975,498		3,058,000		2,453,778
Proceeds from sales of foreclosed assets		41		99,186		99,606		173,596
Acquisition of property, plant and equipment and assets for operating leases		(440)		(1,053,553)		(833,175)		(711,802)
Payment for purchase of companies (2)		–-		–		(2,784,280)		(35,553)
Purchase of subsidiaries’ shares (3)		(26)		(62,922)		(652,813)		–
Acquisition of investment of available for sale		(6,384)		(15,273,109)		(9,648,773)		(10,977,558)
Acquisition of held to maturity investment		(1,091)		(2,609,489)		(3,073,605)		(2,568,760)
Net cash (used in) investing activities	U.S.$	(7,721)	Ps.	(18,472,276)	Ps.	(19,914,669)	Ps.	(19,231,745)

(1)	See note 2 (c).
(2)
For more detail, during December, 2013 see note 12(a) BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantias S.A. acquisition and (b) BBVA Panama and Grupo Financiero Reformador acquisitions.

(3)	During 2013, Grupo Aval acquired shares of Banco de Bogota and Banco de Occidente in Colombian market stock exchange.
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

For the years ended December 31, 2014, 2013 and 2012

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	2014(1)
	U.S. dollars		2014		2013		2012
Cash flows from financing activities:
Dividends paid	U.S.$	(471)	Ps.	(1,127,929)	Ps.	(925,730)	Ps.	(810,161)
Increase of deposits		2,513		6,011,111		12,684,382		12,005,716
(Decrease) increase in interbank borrowings and overnight funds		(259)		(620,349)		(49,405)		1,962,494
Increase (decrease) in borrowings from banks and others		113		271,326		524,022		(434,111)
Decrease in bonds		(18)		(42,251)		933,481		3,380,782
(Decrease) in non-controlling interest		(3)		(7,453)		(765,134)		(309,459)
Issuance of common and preferred shares		1,138		2,722,319		2,114,477		615
Net cash provided by financing activities		3,013		7,206,774		14,516,092		15,795,876
Increase (decrease) in cash and cash equivalents		1,086		2,596,870		1,549,524		1,700,291
Cash acquired on business combination (2)		–		–		1,148,210		–
Cash and cash equivalents at beginning of year		6,727		16,096,612		13,398,878		11,698,587
Cash and cash equivalents at end of year	U.S.$	7,813	Ps.	18,693,482	Ps.	16,096,612	Ps.	13,398,878

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	U.S.$	1,761	Ps.	4,212,460	Ps.	3,768,078	Ps.	3,911,222
Income taxes	U.S.$	256	Ps.	611,310	Ps.	740,485	Ps.	1,010,276

(1)	See note 2 (c).
(2)	Reflects cash acquired from BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantias S.A., BBVA Panamá and Grupo Financiero Reformador.
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

During 2013, the Company made three acquisitions (see note 12) that are domiciled in Colombia, Guatemala, Panama City, and Barbados and are engaged in the business of pension plan fund management and Banking Services. On December 31, 2013, the pension plan fund management company was merged with Porvenir.

During December 2014, BAC International Corporation (BIC) went through a reorganization process by which two of its subsidiaries (Banco BAC de Panamá and BAC International Bank) were merged. After the merger, Bank international Bank’s ownership was as follows: 90.4456% owned by BAC International Corporation (BIC), 9.4530% owned by leasing Bogotá Panamá and 0.1014% a owned by third parties.

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

The following chart shows the share directly held in the subsidiaries that Grupo Aval directly consolidates and its share in each of their shareholders’ equity as of December 31, 2014, 2013 and 2012:

	2014	2013	2012
Banco de Bogotá S.A. (1)	68.69%	62.12%	64.44%
Banco de Occidente S.A.	72.24%	72.16%	68.24%
Banco Popular S.A.	93.73%	93.73%	93.73%
Banco Comercial AV Villas S.A.	79.85%	79.85%	79.85%
Grupo Aval Limited	100.00%	100.00%	100.00%
Grupo Aval International Limited	100.00%	100.00%	100.00%
(1)
The change in the direct ownership of Grupo Aval between 2012 and 2013 in Banco de Bogota is the result of: a) the acquisition of 6,162,279 shares equivalent to Ps 425,423, from third parties in Colombian market stock exchange transactions and b) the fact that in Banco de Bogota’s equity issuance of December 2013, Grupo Aval did not participate directly but it did trough Grupo Aval Limited. The ownership in Banco de Bogotá (67.58%) includes the shares that Grupo Aval owns directly (62.12%) and indirectly through Grupo Aval Limited (5.46%). Between Grupo Aval and Grupo Aval Limited our consolidated stake in Banco de Bogota increased from 64.44% as of December 2012 to 67.58% as of December 2013.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

During the year ended December 31, 2013, Grupo Aval acquired 6,116,127 shares equivalent to Ps 227,390, through Colombian market stock exchange, and increased its ownership in Banco de Occidente by 3.9271%, from 68.24% as of December 31, 2012 to 72.16% as of December 31, 2013.

Open market purchases of shares of Banco de Bogota and Banco de Occidente during 2013 totaled Ps 652,813 and generated goodwill at Grupo Aval for Ps 307,566.

During 2014, Grupo Aval increase its direct ownership in its subsidiaries though capitalizations, open market transactions, reorganization processes and reception of dividends in kind:

Increases in ownership in Banco de Bogotá:

During the first semester of 2014, Grupo Aval acquired 16,177,067 shares of Banco de Bogotá. 15,552,336 of those shares were acquired from Grupo Aval Ltd. Through a reorganization process and 624,731 shares were acquired through open market transactions. After both events, direct ownership of Grupo Aval in Banco de Bogotá increased from 62.12% to 67.38%.

During the second semester of 2014, Grupo Aval acquired 20,379,085 shares in Banco de Bogotá. 19,060,189 of those shares were acquired through the equity issuance of November and December of 2014, 1,293,582 were acquired from Grupo Aval Ltd. As a continuance of the reorganization process that began during the first semester and 25,314 shares were acquired through open market transactions. After the above mentioned events, ownership of Grupo Aval in Banco de Bogotá ended 2014 in 68.69%.

Increases in ownership in Banco de Occidente:

During 2014 a total of 119,142 shares of Banco de Occidente were acquired through open market transactions taking Grupo Aval’s ownership in the Bank from 72.16% to 72.24%.

Increases in shares owned in Porvenir:

During 2014 Grupo Aval received 738,133 shares of Porvenir as this company paid dividends in kind. No changes in direct ownership resulted from this.

Increases in ownership in Corficolombiana:

Through a related party transaction, Grupo Aval acquired from Banco de Occidente a total of 20,008,260 shares of Corficolombiana equivalent to 9.35%.

In all of the transactions described above Grupo Aval Ps. 3,215,781 as follows: Ps. 2,421,125 in shares of Banco de Bogotá, Ps. 769,498 in shares of CFC, Ps. 20,891 in shares of Porvenir, and Ps. 4,267 in shares of Banco de Occidente.

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

Banco Popular S. A. was incorporated as a banking establishment on July 5, 1950. Banco Popular is currently a privately owned bank with a minor participation of government entities of 2%. Its main business purpose is to engage and carry out all transactions and contracts legally authorized for commercial banks, subject to limitations and requirements imposed by Colombian laws and regulations.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

The following chart shows the assets, liabilities, shareholders’ equity and net income of all the subsidiaries consolidated by Grupo Aval through the above-mentioned entities for the year ended December 31, 2014:

For the year ended December 31, 2014	Assets		%	Liabilities	%	Equity	%	Net Income	%
Banco de Bogotá S.A. (unconsolidated)	Ps.	66,762,870	37.59%	52,787,089	32.48%	13,975,780	92.58%	1,505,263	90.21%
Almaviva S.A. and subsidiaries		215,287	0.12%	41,417	0.03%	173,870	1.15%	17,452	1.05%
Banco de Bogotá S.A.- Panama and subsidiaries		2,853,143	1.61%	2,674,891	1.65%	178,252	1.18%	27,504	1.65%
Bogota Finance Corp.		203	–	–	–	203	–	2	–
Casa de Bolsa S.A.		61,901	0.03%	34,713	0.02%	27,188	0.18%	371	0.02%
Corficolombiana S.A. and subsidiaries		12,004,827	6.76%	7,471,629	4.60%	4,533,198	30.03%	420,856	25.22%
Corp. Financiera Centroamericana FICENTRO		7	–	7	–	–	–	–	–
Fiduciaria Bogota S.A.		275,769	0.16%	60,661	0.04%	215,108	1.42%	58,486	3.50%
Leasing Bogota S.A. - Panama and subsidiaries		46,110,468	25.96%	39,177,342	24.11%	6,933,126	45.92%	502,006	30.08%
Megalinea S.A.		13,026	0.01%	10,536	0.01%	2,490	0.02%	106	0.01%
Porvenir S.A. and subsidiaries		1,898,655	1.07%	616,450	0.38%	1,282,205	8.49%	282,310	16.92%
Eliminations from consolidation		(11,829,515)	(6.66%)	3,289,109	2.02%	(15,118,624)	(100.15%)	(1,425,736)	(85.44%)
Banco de Bogotá S.A. consolidated	Ps.	118,366,641	66.64%	106,163,844	65.32%	12,202,796	80,83%	1,388,620	83.22%
Banco de Occidente S.A. (unconsolidated)		30,440,463	17.14%	26,378,854	16.23%	4,061,609	26.90%	1,200,810	71.96%
Banco de Occidente S.A. – Panama		2,401,514	1.35%	2,372,310	1.46%	29,204	0.19%	(10,381)	(0.62%)
Fiduoccidente S.A.		221,578	0.12%	23,282	0.01%	198,296	1.31%	32,123	1.93%
Occidental Bank Barbados Ltd.		612,299	0.34%	561,824	0.35%	50,474	0.33%	1,016	0.06%
Ventas y Servicios S.A.		61,408	0.03%	40,967	0.03%	20,441	0.14%	3,182	0.19%
Eliminations from consolidation		(1,206,023)	(0.68%)	(848,559)	(0.52%)	(357,463)	(2.37%)	(31,206)	(1.87%)
Banco de Occidente S.A. consolidated	Ps.	32,531,239	18.32%	28,528,678	17.55%	4,002,561	26.51%	1,195,544	71.65%
Banco Popular S.A. (unconsolidated)		16,959,701	9.55%	14,349,408	8.83%	2,610,292	17.29%	380,080	22.78%
Alpopular S.A.		158,289	0.09%	17,812	0.01%	140,477	0.93%	3,917	0.23%
Fiduciaria Popular S.A.		61,879	0.03%	7,068	–	54,811	0.36%	1,338	0.08%
INCA S.A.		45,993	0.03%	4,600	–	41,394	0.27%	(781)	(0.05%)
Eliminations from consolidation		(166,598)	(0.09%)	53,920	0.03%	(220,517)	(1.46%)	(18,859)	(1.13%)
Banco Popular S.A. consolidated	Ps.	17,059,264	9.60%	14,432,808	8.88%	2,626,457	17.40%	365,695	21.92%
Banco Comercial AV Villas S.A. (unconsolidated)		10,917,267	6.15%	9,632,995	5.93%	1,284,272	8.51%	195,196	11,70%
A Toda Hora S.A. (ATH)		56,916	0.03%	49,838	0.03%	7,078	0.05%	490	0.03%
Eliminations from consolidation		(3,145)	–	3,932	–	(7,077)	(0.05%)	(294)	(0.02%)
Banco Comercial AV Villas S.A. consolidated	Ps.	10,971,038	6.18%	9,686,765	5.96%	1,284,273	8.51%	195,392	11.71%
Grupo Aval Acciones y Valores S.A. (unconsolidated)		19,961,114	11.24%	1,145,287	0.70%	18,815,827	124.64%	947,639	56.79%
Grupo Aval Limited		3,726,228	2.10%	3,889,003	2.39%	(162,775)	(1.08%)	(23,344)	(1.40%)
Grupo Aval International Limited		845,840	0.48%	927,491	0.57%	(81,651)	(0.54%)	45,310	2.72%
Eliminations from consolidation		(25,846,687)	(14.55%)	(2,255,837)	(1.39%)	(23,590,850)	(156.27%)	(2,446,184)	(146.59%)
Grupo Aval Consolidated	Ps.	177,614,677	100%	162,518,039	100%	15,096,638	100%	1,668,672	100%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The following chart shows the assets, liabilities, shareholders’ equity and net income of all the subsidiaries consolidated by Grupo Aval through the above-mentioned banks for the year ended December 31, 2013:

For the year ended December 31, 2013	Assets		%	Liabilities	%	Equity	%	Net Income	%
Banco de Bogotá S.A. (unconsolidated)	Ps.	57,327,276	37.16%	45,773,175	32.11%	11,554,101	98.52%	1,418,450	88.63%
Almaviva S.A. and subsidiaries		209,253	0.14%	54,225	0.04%	155,028	1.32%	28,551	1.78%
Banco de Bogotá S.A.- Panama and subsidiaries		2,004,534	1.30%	1,881,520	1.32%	123,014	1.05%	10,005	0.63%
Bogota Finance Corp.		162	–	–	–	162	–	1	-
Casa de Bolsa S.A.		48,998	0.03%	21,537	0.02%	27,461	0.23%	365	0.02%
Corficolombiana S.A. and subsidiaries		14,061,412	9.11%	10,033,975	7.04%	4,027,438	34.34%	539,038	33.68%
Corp. Financiera Centroamericana FICENTRO		6	–	6	–	–	–	–	–
Fiduciaria Bogota S.A.		234,572	0.15%	50,449	0.04%	184,123	1.57%	52,278	3.27%
Leasing Bogota S.A. - Panama and subsidiaries		35,213,284	22.82%	30,085,047	21.10%	5,128,237	43.73%	480,790	30.04%
Megalinea S.A.		7,316	–	4,932	–	2,384	0.02%	46	–
Porvenir S.A. and subsidiaries		1,645,366	1.07%	516,070	0.36%	1,129,296	9.63%	201,629	12.60%
Eliminations from consolidation		(10,083,147)	(6.54%)	2,350,730	1.65%	(12,433,878)	(106.02%)	(1,331,130)	(83.17%)
Banco de Bogotá S.A. consolidated	Ps.	100,669,032	65,24%	90,771,666	63.68%	9,897,366	84.39%	1,400,023	87.48%
Banco de Occidente S.A. (unconsolidated)		27,559,648	17.86%	23,756,205	16.66%	3,803,443	32.43%	455,869	28.48%
Banco de Occidente S.A. – Panama		1,664,522	1.08%	1,632,049	1.14%	32,473	0.28%	(9,389)	(0.59%)
Fiduoccidente S.A.		162,569	0.11%	31,738	0.02%	130,831	1.12%	30,368	1.90%
Occidental Bank Barbados Ltd.		397,012	0.26%	357,141	0.25%	39,872	0.34%	441	0.03%
Ventas y Servicios S.A.		41,562	0.03%	29,057	0.02%	12,505	0.11%	1,762	0.11%
Eliminations from consolidation		(795,510)	(0.52%)	(543,873)	(0.38%)	(251,638)	(2.15%)	(50,891)	(3.18%)
Banco de Occidente S.A. consolidated	Ps.	29,029,803	18,82%	25,262,317	17,71%	3,767,486	32.13%	428,160	26.75%
Banco Popular S.A. (unconsolidated)		16,600,505	10.76%	14,200,340	9.96%	2.400,166	20.46%	398,557	24.90%
Alpopular S.A.		148,757	0.10%	12,792	0.01%	135,965	1.16%	3,527	0.22%
Fiduciaria Popular S.A.		59,973	0.04%	7,031	–	52,942	0.45%	1,724	0.11%
INCA S.A.		48,957	0.03%	6,221	–	42,736	0.36%	2,412	0.15%
Eliminations from consolidation		(146,336)	(0.09%)	55,413	0.04%	(201,750)	(1.72%)	(9,941)	(0.62%)
Banco Popular S.A. consolidated	Ps.	16,711,856	10.84%	14,281,797	10.01%	2,430,059	20.71%	396,279	24.76%
Banco Comercial AV Villas S.A. (unconsolidated)		9,651,766	6.26%	8,476,249	5.95%	1,175,517	10.02%	186,106	11.63%
A Toda Hora S.A. (ATH)		61,358	0.04%	54,681	0.04%	6,678	0.06%	17	–
Eliminations from consolidation		(3.560)	–	3,146	–	(6,707)	(0.06%)	(10)	–
Banco Comercial AV Villas S.A. consolidated	Ps.	9,709,564	6.30%	8,534,076	5.99%	1,175,488	10.02%	186,112	11.63%
Grupo Aval Acciones y Valores S.A. (unconsolidated)		17,651,644	11.44%	1,175,557	0.82%	16,476,088	140.48%	686,056	42.87%
Grupo Aval Limited		3,064,044	1.99%	3,132,061	2.20%	(68,017)	(0.58%)	(50,675)	(3.17%)
Grupo Aval International Limited		422,367	0.27%	543,380	0.38%	(121,013)	(1.03%)	(108,952)	(6.81%)
Eliminations from consolidation		(22,970,919)	(14.89%)	(1,141,682)	(0.80%)	(21,829,238)	(186.13%)	(1,336,500)	(83.51%)
Grupo Aval Consolidated	Ps.	154,287,391	100%	142,559,172	100%	11,728,219	100%	1,600,503	100%

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

b)	Translation of foreign currency transactions and consolidated balances

Translation of financial statements in foreign currency: Financial statements of Grupo Aval’s subsidiaries with functional currencies different from the Colombian peso are translated to pesos as follows:

Balance sheet accounts are translated to pesos using the “Tasa Representativa de Mercado” or market exchange rate applicable at the end of the year, as established by the Superintendency of Finance of Colombia (except equity accounts which are translated at the historical exchange rate). The market exchange rates at December 31, 2014, 2013 and 2012 were Ps 2,392.46 Ps 1,926.83 and Ps 1,768.23 per U.S.$1.00, respectively. Consolidated statements of income accounts for the years ended December 31, 2014, 2013 and 2012 were translated to pesos using average monthly historical rates, these averages were Ps 2,037.99 Ps 1,910.56 and Ps 1,802.27 per U.S.$1.00, respectively. Exchange differences originated in the balance sheet accounts, are recorded as “Cumulative translation adjustments” in Shareholders’ Equity, and exchange differences originated in the statement of income accounts are recorded as “Foreign exchange gains (losses), net”.

Transactions and balances in foreign currency by Grupo Aval and its local subsidiaries

Transactions and balances in foreign currency are translated by Grupo Aval and its banking subsidiaries to pesos using the market exchange rates applicable on the corresponding dates, as established by the Superintendency of Finance of Colombia. The exchange rates at December 31, 2014, December 31, 2013 and December 31, 2012 are as stated above. Exchange rate differences arising from the translation of assets and liabilities denominated in foreign currency to pesos are recorded in the account “Foreign exchange difference gains (losses), net” on the consolidated statements of income.

c)	Convenience translation to U.S. dollars

Grupo Aval and its banking subsidiaries present their financial statements in Colombian pesos. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, dividing the peso amounts by the exchange rate of Ps. 2,392.46 per U.S.$1.00, which is the market exchange rate at December 31, 2014, as determined by the Superintendency of Finance of Colombia. The use of this methodology in translating Colombian pesos to U.S. dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Colombian peso amounts actually represent or have been, or could be converted into U.S. dollars at that or any other rate.

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

The transactions that Grupo Aval’s banking subsidiaries carry out with regard to mortgage loans linked to the Unidad de Valor Real (the “Real Value Unit” or “UVR”) are adjusted on a daily basis based on the daily value of the UVR, as published by the Colombian Central Bank. The values assigned by the Central Bank to the UVR, in Colombian pesos, at December 31, 2014, 2013 and 2012 were Ps. 215.0333, Ps. 207.8381 and Ps. 204.2017, respectively. The UVR reflects the monthly variance of the ICP (Colombian Consumer Price Index).

f)	Cash and cash equivalents

Cash and cash equivalents consist of cash and due from banks that are highly liquid investments with a maturity of three months or less at the date of acquisition. Interbank borrowings and overnight funds, (explained in note 2(g) below) with a maturity of less than 90 days, are also included in the “Cash and cash equivalents” account in the consolidated balance sheets.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

Since March 4, 2013, in accordance with Chapter 16 of Title I of Circular Basica Contable issued by the Superintendency of Finance of Colombia, the entities should hire an official price provider company for minimum periods of one year. Meanwhile, the official price provider company should provide the information to value the securities (prices, reference rates and spreads), and supply the valuation methodologies during 2014 and 2013. Grupo Aval and its subsidiaries hired Infovalmer S.A. as their official price provider company and as December 31, 2014 the investment securities were valued using Infovalmer price information.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

Held to maturity debt securities are recorded for at their acquisition cost plus accrued interest using the internal rate of return calculated on the purchase date.

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

Grupo Aval follows the following stock valuation method:

a. Listed equity securities, issued and traded in Colombia

Securities are valued daily based on prices published by authorized entities (i.e., the Colombian Stock Exchange). In the absence of a price calculated for the day on which these securities are appraised, the last known valuation price is to be used. In the case of a listed equity security not reporting any trades on the secondary market as of its issue date, and for which there is no indicated market price for its primary issue, it should be appraised based on the guidelines stipulated in 2.2.b. below.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

As described above, security investments are initially recorded for at their acquisition cost. Subsequent measurement and recognition depend upon how they are classified by the investor as follows:

3.1	Trading securities

These investments are recorded on a daily basis at fair value and include investments in debt and equity securities acquired for short-term trading purposes. Unrealized gain or losses resulting from differences in fair values are included in the consolidated statement of income for the year.

As of December 31, 2014, trading investments securities were valued using Infovalmer S.A. price information and as December 31, 2013 the company were valued using Infovalmer price information.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

Loans to legal entities for business activities different from those extended as microcredit transactions, or to individuals (mainly sole ownership enterprises) for business activities different from those extended as consumer loans.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

The previously described risk categories are reorganized into the standard risk ratings shown in Grupo Aval’s consolidated financial statements using the following chart:

Consolidated financial statements risk category	Reporting category
	Commercial	Consumer
“A” Normal Risk	AA	AA A - between 0 and 30 days past due
“B” Acceptable Risk	A	A - more than 30 days past due
	BB	BB
“C” Appreciable Risk	B	B
	CC C	CC C
“D” Significant Risk	“Default” - all other past due loans not classified in “E”
“E” Uncollectible	“Default” - past due loans with a LGD (explained below) of 100%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

In 2014 and 2013, Grupo Aval’s banking subsidiaries applied the criteria for LGD defined by Superintendency of Finance of Colombia.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The following tables show the LGD depending on the type of guarantee:

Commercial loan portfolio

Type of guarantee	Days past due	LGD	Days past due	LGD	Days past due	LGD
Not admissible guarantee	1-269	55%	270-539	70%	540 or more	100%
Subordinated debt	1-269	75%	270-539	90%	540 or more	100%
Admissible financial collateral	–	0 - 12%	–	–	–	–
Commercial and residential real estate properties	1-539	40%	540-1079	70%	1080 or more	100%
Assets under real estate leasing	1-539	35%	540-1079	70%	1080 or more	100%
Assets under leasing modalities other than real estate leasing	1-359	45%	360-719	80%	720 or more	100%
Other forms of collateral	1-359	50%	360-719	80%	720 or more	100%
Collection rights	1-359	45%	360-719	80%	720 or more	100%
Unguaranteed	1-209	55%	210-419	80%	420 or more	100%

Consumer loan portfolio

Type of guarantee	Days past du	LGD	Days past due	LGD	Days past due	LGD
Not admissible guarantee	1 – 209	60%	210-419	70%	420 or more	100%
Admissible financial collateral	–	0 – 12%	–	–	–	100%
Commercial and residential real estate properties	1 – 359	40%	360-719	70%	720 or more	–
Assets under real estate leasing	1 – 359	35%	360-719	70%	720 or more	100%
Assets under leasing modalities other than real estate leasing	1 – 269	45%	270-539	70%	540 or more	100%
Other forms of collateral	1 – 269	50%	270-539	70%	540 or more	100%
Collection rights	1 – 359	45%	360-719	80%	720 or more	100%
Unguaranteed (*)	1 - 30	75%	31-90	85%	91 or more	100%

(*)	Before October 31, 2011, Unguaranteed PDI were classified as following:

Type of guarantee	Days past due	LGD	Days past due	LGD	Days past due	LGD
Unguaranteed	1-179	65%	180-359	85%	360 or more	100%

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

Grupo Aval’s banking subsidiaries recognize derivative financial instruments as either assets or liabilities in the consolidated balance sheet at its related fair values. Changes in the fair value of a derivative are recorded depending on the intended use of the derivative and the resulting designation. Fair value measurements do not include the Grupo Aval’s own credit standing nor counterparty credit risk.

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

During the year ended December 31, 2014 and 2013, Banco de Bogota S.A. applied hedge accounting over its net investment in Leasing Bogota Panama S.A. For accounting hedges, Banco de Bogota formally documents at inception all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategies for undertaking various accounting hedges. Additionally, it applies on a monthly basis and for each reporting period retrospective and prospective, effectiveness test to assess whether the derivative used in its hedging transaction is expected to be and has been highly effective, in a range between 80% and 100%, in offsetting changes in the fair value of the hedged item.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

•
Accumulated profit or loss on a financial derivative is recorded in gains (losses) on derivative operations, net in accordance with the previous paragraph and the difference is entered in the equity account “unrealized accumulated gain or loss on financial derivatives hedging assets or liabilities in the foreign currency”, with the respective sign.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

Banco de Bogota S.A. has established its own model of reference to determine the allowance for foreclosed assets, which was approved by the Superintendency of Finance of Colombia.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(n)	Operating leases

In the normal course of business, Banco de Bogota, Banco de Occidente and Banco Popular lease different assets under operating leasing arrangements through their leasing subsidiaries. These assets are recorded at cost.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

This account includes reappraisal of investments available for sale with low liquidity levels and properties and equipment - specifically, real estate and works of art.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

(v)	Income tax, CREE and CREE surtax

Law 1607 of 2012, decreased income taxes from 33% to 25% and created a CREE tax of 9% for the years 2013, 2014 and 2015 going down to 8% in 2016.

Law 1739 of 2014 imposed a CREE surtax of 5% in 2015 taking it to 14%; 6% in 2016 taking it to 15%; 8% in 2017 taking it to 17% and 9% in 2018 taking it to 18%.

According to the laws described above, total rates of income tax plus CREE will be 34% in 2014, 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018.

(w)	Equity tax

In December 30, 2009, the Congress of Colombia enacted Law No. 1370, which added a net worth tax on the wealth of corporate entities (hereinafter referred to as the “Equity Tax”). The Equity Tax accrued on January 1, 2011 amounted to Ps. 783,354 payable in eight equal installments through 2014. The tax rate to be paid by Grupo Aval and its subsidiaries is 6.0% of their net fiscal worth calculated on January 1, 2011. In accordance with Colombian Banking GAAP this liability was recorded against deferred charges and can be amortized on a straight line monthly basis between January 2011 and December 2014 with a charge to the statement of income. Entities with a positive balance in the “Equity inflation adjustment” line in their shareholders’ equity can also use it against the Equity Tax Liability, according to Decree 514 of 2010. As of December 31, 2013, Grupo Aval’s remaining consolidated liability associated with the Equity Tax was Ps. 195,839. During 2014 the balance of this tax was paid in full.

(x)	Wealth tax:

Law 1739 of 2014 created the “Wealth tax”.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The wealth tax to be paid by Grupo Aval and its subsidiaries will be 1.15% in 2015 of the liquid equity, as per defined in the law, 1.00% in 2016 and 0.40% in 2017.

The law allowed companies to charge this tax against their retained earnings reserves in their equity.

(y)	Pension plan and benefits to employees

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

(z)	Accrued expenses and other liabilities

Grupo Aval registers provisions to cover estimated liabilities, considering:

•	A right has been acquired and, consequently, an obligation;
•	Payment may be demanded or probable;
•	The provision is justifiable, quantifiable and verifiable;

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

Earnings per share as of December 2014, 2013 and 2012 are calculated based on the weighted average number of shares outstanding, including common and preferred shares issued, which for the year ended December 2014, 2013 and 2012 was 20,897,356,358, 18,607,487,293 and 18,551,656,161, respectively, with a nominal price of Ps. 1.00 each. As of December 2014, 2013 and 2012, the number of shares issued was 22,281,017,159, 20,178,287,315 and 18,551,766,453, respectively. In the consolidated financial statements earnings per share are shown as “Earnings per share”.

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

(3)	CASH AND CASH EQUIVALENTS

The balances of cash and cash equivalents due from banks consisted of the following:

	December 31,		December 31,
	2014		2013
Colombian peso-denominated:
Cash	Ps.	2,885,748	Ps.	2,225,340
Due from the Colombian Central Bank		4,079,220		4,705,047
Due from domestic banks		210,032		162,401
Remittances of domestic negotiated checks in transit		3,454		2,726
Allowance for cash and cash equivalents		(6,090)		(3,670)
Total Colombian peso-denominated		7,172,364		7,091,844

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

	December 31,		December 31,
	2014		2013
Foreign currency-denominated:
Cash		1,121,992		791,336
Due from the Colombian Central Bank		680		661
Due from foreign banks		8,224,782		5,168,856
Remittances of foreign negotiated checks in transit		315,695		254,473
Foreign correspondents		7,767		2,510
Allowance for cash and cash equivalents		(133)		(59)
Total foreign currency-denominated		9,670,783		6,217,777
Interbank and overnight funds		1,850,335		2,786,991
Total cash and cash equivalents	Ps.	18,693,482	Ps.	16,096,612

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

Grupo Aval’s banking subsidiaries had reserves in cash and deposits with the central banks amounting Ps. 8,087,641 and Ps. 7,722,384 at December 31, 2014 and 2013, respectively.

In Colombia, according to Resolution 11 of 2008, reserve requirements are measured bi-weekly and reserve amounts depend on the type of deposits held in the Balance Sheet (11.0% for checking and saving accounts and 4.5% for time deposits with a maturity of less than 540 days).

There are no other restrictions over cash and cash equivalents.

Our financial institutions operating in Central America were required to maintain the following reserve for the years ended December 31, 2014 and 2013:

	Costa Rica	Panama	Nicaragua	El Salvador	Honduras	Guatemala
Checking accounts	15%	30% (*)	15%	25%	Non bearing local currency 6%. Bearing local currency and foreign currency 12%.	14%
Time deposits and saving deposits	15%	30% (*)	15%	20%	Non bearing local currency 6%. Bearing local currency and foreign currency 12%.	14%
Foreign loans, except multilateral loans	N/A	N/A	N/A	5%	8% of us dollar denominated obligations with tenors of less than a year.	N/A
Measurement frequency	Bi-monthly	N/A	Bi-weekly	Bi-weekly	Bi-weekly	Daily

(*)	Liquidity reserve.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(4)	INVESTMENT SECURITIES, NET

Investment securities, net consisted of the following:
	December 31,		December 31,
	2014		2013
Debt securities:
Trading	Ps.	3,456,803	Ps.	6,093,814
Available for sale		18,010,696		14,132,508
Held to maturity		3,057,581		3,348,380
Total debt securities		24,525,080		23,574,702
Equity securities:
Trading		1,597,836		1,424,015
Available for sale		2,472,539		2,306,566
Total equity securities		4,070,375		3,730,581
Allowance for investment securities		(4,462)		(6,678)
Total investment securities, net	Ps.	28,590,993	Ps.	27,298,605

Investments in trading-debt securities consisted of the following:

	December 31,		December 31,
	2014		2013
Trading-debt securities
Colombian peso-denominated:
Colombian Government	Ps.	1,681,314	Ps.	4,373,323
Government entities		45,307		144,182
Financial institutions		478,001		529,244
Mortgage Backed Securities		7,471		5,552
Corporate bonds		109,722		104,990
Others		25,250		30,318
Total Colombian peso-denominated		2,347,065		5,187,609
Foreign currency-denominated:
Colombian Government		13,660		12,602
Government entities		21,894		8,825
Foreign Governments		57,665		56,115
Financial institutions		1,013,735		775,066
Corporate bonds		2,784		53,597
Total foreign currency-denominated		1,109,738		906,205
Total trading-debt securities	Ps.	3,456,803	Ps.	6,093,814

The foreign currency-denominated debt securities issued or secured by the Colombian Government are bonds denominated in U.S. dollars, purchased at nominal value, with annualized yields of 2.30% and 2.10% for 2014 and 2013, respectively.

Available for sale debt securities as of December 31, 2014 and 2013 consisted of the following:

	December 31,		December 31,
	2014		2013
Available for sale debt securities
Colombian peso-denominated:
Colombian Government	Ps.	10,918,263	Ps.	8,676,443
Financial institutions		109,239		10,557
Government entities		15,770		–
Mortgage backed securities		15,867		37,390
Others		66,504		89,967
Total Colombian peso-denominated		11,125,643		8,814,357

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

	December 31,		December 31,
	2014		2013
Foreign currency-denominated:
Colombian Government		1,029,512		703,933
Government entities		295,543		239,225
Foreign Government (*)		1,504,643		1,248,387
Financial institutions (*)		2,712,236		2,011,613
Corporate bonds (*)		124,280		79,644
Others		1,218,839		1,035,349
Total foreign currency-denominated		6,885,053		5,318,151
Total available for sale debt securities	Ps.	18,010,696	Ps.	14,132,508
(*)
On December 31,2014 this amount includes Ps. 1,737,192 (U.S.$726.1 million) available for sale debt securities as collateral a U.S.$540 million three-year term loan between Leasing Bogota Panama and Deutsche Bank. (see note 17).

Investments classified as held to maturity debt securities as of December 31, 2014 and 2013 consisted of the following:

	December 31,		December 31,
	2014		2013
Held to maturity debt securities
Colombian peso-denominated:
Colombian Government	Ps.	270,194	Ps.	475,726
Colombian Government entities		2,401,205		2,506,881
Financial institutions		5,050		18,657
Corporate bonds		8,466		–
Total Colombian peso-denominated		2,684,915		3,001,264
Foreign currency-denominated:
Colombian Government entities		–		1,986
Government Entities		9,306		4,513
Foreign Government		31,240		23,278
Financial institutions		318,307		295,624
Others		13,813		21,715
Total foreign currency-denominated		372,666		347,116
Total held to maturity debt securities	Ps.	3,057,581	Ps.	3,348,380

The maturity and yield of debt securities held to maturity, as of December 31, 2014, were as follow:

	Balance		Yield (*)
Maturity
One year or less	Ps.	2,994,130	2.34%
One year through five years		50,521	3.98%
Five years through ten years		8,593	3.51%
More than ten years		4,337	0.00%
Total	Ps.	3,057,581	2.37%

(*)	Calculated using Internal Rate Return (IRR) as of December 31, 2014.

Investments classified as trading equity securities as of December 31, 2014 and 2013 consisted of the following:

	December 31,		December 31,
	2014		2013
Trading-equity securities
Colombian peso-denominated:
Private investment funds (*)	Ps.	448,432	Ps.	644,754
Mandatory investment funds (**)		864,213		657,808
Common investment funds		138,722		38,110
Bolsa de Valores de Colombia S.A.		246		3,450
Others		144,723		78,744
Total Colombian peso-denominated		1,596,336		1,422,866

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

	December 31,		December 31,
	2014		2013
Foreign currency-denominated:
Banco Internacional del Peru - Interbank		1,456		1,110
Investment Funds		44		39
Total foreign currency-denominated		1,500		1,149
Total trading-equity securities	Ps.	1,597,836	Ps.	1,424,015

(*)	Corresponds to Corficolombiana’s private equity fund, “Corredores Capital 1”. The change between 2013 and 2014 is explained by dividends received from Promigas.

(**)
Mandatory investment funds correspond to investments that are required by law for pension fund managers to operate in the pension fund market and the stock exchange market. Grupo Aval operates such markets through its subsidiary Porvenir S.A. The increase in Mandatory investment funds for the year ended December 31, 2014 was driven by an increase in Porvenir’s assets under management and their stabilization reserve that is required by law.

Available for sale equity securities as of December 31, 2014 and 2013 consisted of the following:

	Ownership % as of December 31, 2014			Ownership % as of December 31, 2013

Available for sale-equity securities
Promigas S.A. E.S.P.	44.8%	Ps.	1,656,551	44.7%	Ps.	1,575,625
Empresa de Energia de Bogotá “EEB”	3.6%		556,156	3.6%		502,176
Gas Natural S.A.	1.7%		53,480	1.7%		53,480
Concesionaria Ruta del Sol S.A.	33.0%		86,562	33.0%		86,562
Bolsa de Valores de Colombia S.A. “BVC”	5.1%		13,420	3.9%		14,263
Jardin Plaza S.A.	17,8%		10,031	17.8%		10,031
Concesionaria Tibitoc S.A.	33.3%		9,823	33.3%		9,823
Titularizadora Colombiana S.A.	10.0%		12,446	10.0%		6,867
Sociedad Transportadora de Gas de Occidente S.A.	2.8%		3,717	2.8%		3,691
Aerocali S.A.	49.9%		7,721	49.9%		7,718
Textiles el Espinal S.A.	8.6%		2,399	8.6%		2,399
Deposito Centralizado de Valores de Colombia “DECEVAL”	8.0%		2,843	8.0%		2,843
Redeban Redmulticolor S.A.	20.0%		4,552	20.0%		4,552
ACH Colombia S.A.	33.8%		2,378	33.8%		2,378
Others			47,460			24,158
Total available for sale-equity securities		Ps.	2,472,539		Ps.	2,306,566

Dividends received from equity investments and accounted for in the consolidated income statement amounted to Ps. 298,479, Ps. 326,431 and Ps. 98,935 for the years ended December 31, 2014, 2013 and 2012, respectively.

Grupo Aval sold equity and debt securities for Ps. 129,534,863 and Ps. 124,362,410 and Ps. 307,282,476 during the years ended December 31, 2014, 2013 and 2012, respectively.

Restriction on Investments

- As required by law, Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir maintains a stabilization reserve yield to ensure compliance with the minimum return on third-party portfolios belonging to the City of Manizales, the City of Medellin, and Licorera de Caldas and Rionegro, as well as for pension and severance funds.

- The Trading investments in equity securities reported by Fiduciaria Bogota S.A. and Sociedad Administradora de Pensiones y Cesantias – Porvenir S.A. at December 31, 2014 (Ps. 62,425 and Ps. 102,304, respectively), are part of the stabilization reserve set up to comply with the minimum return stipulated under Law 1450/2011 and the regulation in Decree 1861/2012, Article 7, with respect to management of the resources of Fondo de Pensiones de Entidades Territoriales (FONPET).

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

- The stabilization reserve yield is equivalent to 1% of the average monthly value at market prices, of the assets constituting the third-party portfolios managed by the consortium known as FONPET 2012, which includes Sociedad Administradora de Pensiones y Cesantias – PORVENIR S.A., with 59% interest, and Fiduciaria Bogota, with 41%.

- The Mandatory investments held by Casa de Bolsa on the Colombian stock exchange are pledged, as a general guarantee, to back all its obligations with Bolsa de Valores de Colombia S.A.

- The Other restrictions pertain to investment repurchase rights and securities pledged as collateral. The former were pledged to support liquidity operations with counterparts and the latter with the Central Counterparty Clearing House.

Allowance for investment securities as of December 31, 2014 and 2013, are as follows:

	December 31,		December 31,
	2014		2013
Allowance for debt securities:
Trading	Ps.	–	Ps.	267
Available for sale		318		2,312
Total allowance for debt securities		318		2,579
Allowance for equity securities:
Available for sale		4,144		4,099
Total allowance for equity securities		4,144		4,099
Total allowance for investment securities	Ps.	4,462	Ps.	6,678

Investment securities were classified under risk categories as follows:

	Category	December 31, 2014 Allowance		Category	December 31, 2013 Allowance

Agroganadera del Valle S.A.	E	Ps.	22	E	Ps.	22
CCI Marketplace S. A.	C		139	C		139
Centro de Ferias, Exposiciones y Conveciones de B/manga (Cenfer S.A.)	B		84	B		84
Empresa de Desarrollo Urbano de Barranquilla - Edubar	E		125	E		127
Grupo APC S.A.	A		7	-		-
Inducarbon	E		1	E		1
Inmobiliaria Selecta S.A.	E		85	E		85
Inversiones Sides S.A.S.	C		24	C		24
Petroleos Colombianos Limited	E		118	E		96
Petroleos Nacionales S.A.	E		257	E		257
Pizano Iberica S.L.	E		94	E		76
Promotora de Inversiones de Santander S.A. Promisan S.A. (en liquidación)	E		30	E		30
Promotora de Inversiones Ruitoque S. A. (Promision)	B		198	B		198
Promotora Industrial Comercial y Turistica de Sevilla S.A.	E		2	E		2
Promotora la Alborada S.A.	E		318	E		318
Promotora la Enseñanza	E		210	E		210
Reforestadora de Santa Rosalia	E		12	E		12
Textiles el Espinal S.A.	E		2,399	E		2,399
Triple A Barranquilla	D		19	D		19
Total allowance for available for sale equity securities		Ps.	4,144		Ps.	4,099

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(5)	LOANS AND FINANCIAL LEASES, NET

Loan portfolio and financial lease contracts were classified in accordance with the requirements of the Superintendency of Finance of Colombia and were as of December 31, 2014 and 2013 as follows:

As of December 31, 2014

Classification		Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total

“A”	Normal risk	Ps.	59,530,616	Ps.	30,269,025	Ps.	311,491	Ps.	8,318,400	Ps.	6,756,228	Ps.	105,185,760
“B”	Acceptable risk		1,502,158		957,647		9,423		194,829		348,386		3,012,443
“C”	Appreciable risk		973,622		1,061,353		5,227		406,079		158,229		2,604,510
“D”	Significant risk		475,189		632,997		4,170		43,092		139,103		1,294,551
“E”	Unrecoverable		283,230		245,369		21,470		72,278		36,467		658,814
	Total loans and financial leases		62,764,815		33,166,391		351,781		9,034,678		7,438,413		112,756,078
	Allowance for loans and financial leases losses		(1,460,471)		(1,602,265)		(87,264)		(31,223)		(232,457)		(3,413,680)
	Net Book Value	Ps.	61,304,344	Ps.	31,564,126	Ps.	264,517	Ps.	9,003,455	Ps.	7,205,956	Ps.	109,342,398

As of  December 31, 2013

Classification		Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total

“A”	Normal risk	Ps.	51,733,782	Ps.	25,859,861	Ps.	306,818	Ps.	6,042,417	Ps.	6,523,235	Ps.	90,466,113
“B”	Acceptable risk		1,708,550		550,156		8,231		139,413		243,358		2,649,708
“C”	Appreciable risk		748,239		608,921		5,299		256,870		83,985		1,703,314
“D”	Significant risk		400,086		542,734		3,485		22,852		87,308		1,056,465
“E”	Unrecoverable		264,923		239,603		18,024		58,567		57,105		638,222
	Total loans and financial leases		54,855,580		27,801,275		341,857		6,520,119		6,994,991		96,513,822
	Allowance for loans and financial leases losses		(1,358,538)		(1,402,461)		(27,778)		(74,315)		(209,943)		(3,073,035)
	Net Book Value	Ps.	53,497,042	Ps.	26,398,814	Ps.	314,079	Ps.	6,445,804	Ps.	6,785,048	Ps.	93,440,787

The following table represents a summary of troubled loans that have been restructured:

	December 31,		December 31,
	2014		2013
Ordinary restructurings	Ps.	1,723,233	Ps.	1,461,818
Extraordinary restructurings		11,090		14,933
Under Law 550		74,771		79,962
Under Law 617		145,095		189,910
Creditor agreement proceedings		27,005		30,703
Interest and other receivables items		33,817		30,725
Under Law 1116		207,914		189,038
Restructured loans		2,222,925		1,997,089
Allowances for loan losses		(432,059)		(406,813)
Restructured loans, net	Ps.	1,790,866	Ps.	1,590,276

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Allowance for loan and financial lease losses

The following table sets forth an analysis of the activity in the allowance for loan and financial lease losses:

	December 31,		December 31,		December 31,
	2014		2013		2012
Balance at beginning of period	Ps.	3,073,035	Ps.	2,545,565	Ps.	2,306,500
Increase due to additions or mergers (*)		–		120,111		11,616
Provisions for loan losses		3,088,352		2,800,035		2,263,625
Charge-offs (**)		(1,304,883)		(930,150)		(713,161)
Effect of changes in foreign exchange rate		107,735		24,211		(21,784)
Reclassification – Securitization		4,857		(310)		(965)
Recovery of provisions		(1,555,416)		(1,486,427)		(1,300,266)
Balance at end of period	Ps.	3,413,680	Ps.	3,073,035	Ps.	2,545,565
(*)	Amount in 2013 explained by Grupo Financiero Reformador and BBVA panama acquisitions. During 2012, Banco de Bogota increased due to real estate restoration from Megabanco.
(**)	Recoveries of charge-offs loans are recorded separately in the consolidated statements of income.

(6)	ACCRUED INTEREST RECEIVABLE ON LOANS AND FINANCIAL LEASES AND ACCOUNTS RECEIVABLE, NET

Accrued interest receivable on loans and financial leases and accounts receivable, net as of December 31, 2014 and 2013 consisted of the following:

	December 31,		December 31,
	2014		2013
Accrued interest receivable on loans and financial leases	Ps.	927,040	Ps.	819,636
Allowance for accrued interest losses		(96,371)		(84,422)
Total interest accrued on loans and financial leases, net		830,669		735,214
Accounts receivable:
Payments on behalf of customers		110,803		101,893
Commissions and fees		61,852		71,695
Governmental institutions		119,375		118,558
Advances to contractors and suppliers		916,111		789,922
Receivable from customers		100,985		79,334
Advance in commitment to purchase		40,126		50,740
Dividends		83,529		54,705
Warehouse services		28,949		31,845
Insurance claims		18,894		13,078
Taxes		11,623		47,226
Sale of services and goods		261,274		240,421
Inactive accounts		27,815		26,779
ATMS		58,907		53,356
Assets under operating lease		37,190		34,666
Retirement pensions		4,994		4,640
Contracts (non-financial sector)		50,412		35,102
Credit and debit cards		162,213		107,100
Receivables from third parties		50,631		15,920
Other receivables		135,451		31,601
Total accounts receivable		2,281,134		1,908,581
Allowance for accounts receivable losses		(171,934)		(142,950)
Total accounts receivable, net		2,109,200		1,765,631
Total accrued interest receivable on loans and financial leases and accounts receivable, net	Ps.	2,939,869	Ps.	2,500,845

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The changes in allowance for accrued interest receivable on loans and financial leases and accounts receivable were as follows:

	December 31,		December 31,		December 31,
	2014		2013		2012
Balance at beginning of period	Ps.	227,372	Ps.	197,010	Ps.	171,202
Increase due to additions or mergers (*)		–		11,026		1,024
Provisions for uncollectible amounts		253,580		206,088		168,396
Charge-offs		(99,608)		(84,277)		(55,929)
Recoveries of provisions		(103,682)		(92,287)		(88,566)
Reclassifications – Securitizations		(10,216)		(10,608)		(6,485)
Effect of changes in foreign exchange rate		859		420		7,368
Balance at end of period	Ps.	268,305	Ps.	227,372	Ps.	197,010

(*)
During December, 2013 see note 12(a) BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantias S.A. acquisition and (b) BBVA Panamá and Grupo Financiero Reformador acquisitions. During 2012, Banco de Bogota increased due to real estate restoration from Megabanco.

(7)	BANKERS’ ACCEPTANCES, SPOT TRANSACTIONS AND DERIVATIVES

Grupo Aval’s rights and obligations from bankers’ acceptances, spot transactions and derivatives as of December 31, 2014 and 2013 were as follows:

	December 31, 2014				December 31, 2013
	Assets		Liabilities	Net	Assets		Liabilities	Net
Bankers’ acceptances
Current banker’s acceptances	Ps.	121,881	301,631	(179,750)	Ps.	213,340	214,393	(1,053)
Non – current banker’s acceptances		8,912	8,928	(16)		6,796	6,812	(16)
Total bankers’ acceptances		130,793	310,559	(179,766)		220,136	221,205	(1,069)
Spot transactions
Foreign exchange rights contracts-purchased		5,427	–	5,427		41,564	–	41,564
Foreign exchange commitments contracts purchased		(5,415)	–	(5,415)		(41,565)	–	(41,565)
Foreign exchange rights contracts-sold		31,115	–	31.115		10,207	–	10,207
Foreign exchange commitments contracts sold		(31,117)	–	(31,117)		(10,197)	–	(10,197)
Investment securities rights purchase (peso-denominated)		167	–	167		–	–	–
Investment securities commitments-purchased (peso-denominated)		(169)	–	(167)		–	–	–
Investment securities rights sold (peso-denominated)		216	–	216		102,654	–	102,654
Investment securities commitments-sold (peso-denominated)		(215)	–	(215)		(102,569)	–	(102,569)
		9	–	9		94	–	94
Speculative forwards
Foreign exchange rights contracts purchased (peso-denominated)		7,786,185	(1,838,676)	9,624,861		2,401,944	(6,187,706)	8,589,650
Foreign exchange commitments contracts purchased (peso-denominated)		(6,993,000)	1,861,680	(8,854,680)		(2,338,696)	6,231,074	(8,569,770)
Foreign exchange rights contracts sale (peso-denominated)		2,013,379	(8,264,732)	10,278,111		8,073,021	(2,689,201)	10,762,222
Foreign exchange commitments contracts sale (peso- denominated)		(1,987,788)	9,108,910	(11,096,698)		(8,029,855)	2,739,339	(10,769,194)
Foreign exchange rights contracts purchased		5,700	(337,163)	342,863		203,352	(28,478)	231,830
Foreign exchange commitments contracts purchased		(5,693)	346,712	(352,405)		(199,494)	29,356	(228,850)
Foreign exchange rights contracts sold		207,074	(54,300)	261,374		30,184	(178,452)	208,636
Foreign exchange commitments contracts sold		(201,251)	59,667	(260,918)		(29,278)	181,640	(210,918)
Investment securities rights-purchased (peso-denominated)		135,481	(36,014)	171,495		28,392	(53,044)	81,436
Investment securities commitments purchased (peso-denominated)		(134,618)	36,149	(170,767)		(28,330)	53,093	(81,423)
Securities rights contracts sale		505,358	(179,736)	685,094		750,213	(226,442)	976,655
Securities commitments contracts sale		(500,535)	180,289	(680,824)		(749,236)	227,691	(976,927)
Others – rights		13,743	–	13,743		2,184	–	2,184
Other commitments		(11,317)	–	(11,317)		(2,115)	–	(2,115)
		832,717	882,786	(50,069)		112,286	98,870	13,416
Forward Contracts – Hedging
Foreign exchange rights contracts purchased (peso- denominated)		485,489	(48,972)	534,461		187,049	(1,179,841)	1,366,890
Foreign exchange commitments contracts purchased (peso-denominated)		(432,768)	49,067	(481,835)		(186,196)	1,188,869	(1,375,065)
Foreign exchange rights contracts sale (peso-denominated)		629,453	(3,648,015)	4,277,467		1,361,748	(1,911,299)	3,273,047
Foreign exchange commitments contracts sale (peso-denominated)		(623,902)	4,164,834	(4,788,736)		(1,346,937)	1,943,316	(3,290,253)
		58,272	516,914	(458,642)		15,644	41,044	(25,381)

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

	December 31, 2014				December 31, 2013
	Assets		Liabilities	Net	Assets		Liabilities	Net
Speculative Futures Contracts
Foreign exchange rights contracts purchased		2,706,885	(193,005)	2,899,890		2,283,265	(31,066)	2,314,331
Foreign exchange commitments contracts purchased		(2,706,885)	193,005	(2,899,890)		(2,283,193)	31,066	(2,314,259)
Foreign exchange rights contracts sold		916,148	(1,189,637)	2,105,786		1,055,148	(629,870)	1,685,018
Foreign exchange commitments contracts sold		(916,148)	1,190,052	(2,106,201)		(1,055,148)	629,870	(1,685,018)
Securities rights contracts purchase		–	(42,126)	42,126		2,914	(5,184)	8,097
Securities commitments contracts purchase		–	42,126	(42,126)		(2,914)	5,184	(8,097)
Investment securities commitments purchased		515,814	–	515,814		27,138	(4,645)	31,783
Investment securities commitments sold		(515,814)	–	(515,814)		(27,138)	4,645	(31,783)
		–	415	(415)		72	–	72
Speculative Swaps
Foreign exchange right contracts		336,039	(919,549)	1,255,588		661,422	(695,848)	1,357,270
Foreign exchange commitments contracts		(278,696)	1,119,184	(1,397,879)		(635,224)	726,673	(1,361,897)
Interest rate rights contracts		696,058	(477,823)	1,173,881		294,229	(330,728)	624,957
Interest rate commitments contracts		(661,869)	499,064	(1,160,934)		(271,886)	353,032	(624,917)
Others – rights		–	–	–		–	(315)	315
Other commitments		–	–	–		–	330	(330)
		91,532	220,876	(129,344)		48,541	53,144	(4,603)
Swaps Contracts – Hedging
Interest rate commitments contracts		–	2,670	(2,670)		–	7,699	(7,699)
		–	2,670	(2,670)		–	7,699	(7,699)
Speculative Options
Foreign exchange call options		44,526	36,143	8,383		3,684	5,003	(1,318)
Call option - Others		60,758	16,465	44,293		7,908	487	7,421
Foreign exchange put options		268	3,060	(2,792)		3,119	15,539	(12,420)
Put options - Others		51	2,187	(2,136)		410	4,326	(3,916)
		105,603	57,855	47,748		15,121	25,355	(10,234)
Total bankers’ acceptances, spot transactions and derivatives	Ps.	1,218,926	1,992,075	(773,149)	Ps.	411,914	447,318	(35,404)

(8)	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of December 31, 2014 and 2013 consisted of the following:

	December 31,		December 31,
	2014		2013
Land (1)	Ps.	497,002	Ps.	443,569
Buildings		1,223,992		1,156,897
Equipment, furniture and fixtures		735,236		684,850
Computer equipment		1,047,172		884,552
Vehicles		111,677		81,829
Construction in progress (2)		135,626		112,627
Machinery and equipment		344,941		344,426
Equipment in transit (2)		96,694		76,631
Total		4,192,340		3,785,381
Less accumulated depreciation		(1,895,575)		(1,724,190)
Allowance for impairment		(20,783)		(16,383)
Property, plant and equipment, net	Ps.	2,275,982	Ps.	2,044,808

(1)	Not a depreciable asset.

(2)	These assets begin to depreciate when the constructions are completed and/or the assets are ready for use.

Property, plant and equipment depreciation expense for the years ended December 31, 2014, 2013 and 2012, amounted to Ps. 373,777, Ps. 318,932 and Ps. 296,643, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(9)	OPERATING LEASES, NET

Operating leases where the Grupo Aval’s banking subsidiaries act as lessors as of December 31, 2014 and 2013 consisted of the following:

	December 31,		December 31,
	2014		2013
Machinery and equipment	Ps.	165,487	Ps.	136,365
Vehicles		91,148		74,265
Equipment, furniture and fixtures		96,482		95,719
Computer equipment		380,623		391,228
Total		733,740		697,577
Less accumulated depreciation		(316,620)		(252,416)
Allowance for impairment		(10,275)		(5,924)
Operating leases, net	Ps.	406,845	Ps.	439,237

Operating lease depreciation cost for the years ended December 31, 2014, 2013 and 2012 amounted to Ps. 151,007 Ps. 115,095 and Ps. 104,844, respectively.

(10)	FORECLOSED ASSETS, NET

Foreclosed assets as of December 31, 2014 and 2013 consisted of the following:

	December 31,		December 31,
	2014		2013
Foreclosed assets:
Real estate	Ps.	286,072	Ps.	240,318
Other assets		59,656		37,627
Total		345,728		277,945
Allowance		(211,585)		(168,708)
Total foreclosed assets, net	Ps.	134,143	Ps.	109,237

The changes in allowance for foreclosed assets were as follows:

	December 31,		December 31,		December 31,
	2014		2013		2012
Balance at beginning of year	Ps.	168,708	Ps.	142,108	Ps.	143,073
Increases due to additions or mergers (*)		–		20,681		1,213
Provisions for uncollectible amounts		51,291		34,181		43,386
Charge-offs		954		(682)		(3,058)
Recoveries of provisions		(19,866)		(19,733)		(33,110)
Reclassifications – Securitizations		7,522		-		643
Provisions used on sales		(7,529)		(10,427)		(7,474)
Effect of changes in foreign exchange rate		10,505		2,580		(2,565)
Balance at the end of year	Ps.	211,585	Ps.	168,708	Ps.	142,108

(*)
For more detail, during December, 2013 see note 12 (a) BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantias S.A. acquisition and 12(b) BBVA Panama and Grupo Financiero Reformador acquisitions. During 2012, Banco de Bogota increased due to real estate restoration from Megabanco.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(11)	PREPAID EXPENSES AND DEFERRED CHARGES, NET

Prepaid expenses and deferred charges as of December 31, 2014 and 2013 consisted of the following:

	December 31,		December 31,
	2014		2013
Prepaid expenses:
Insurance premiums	Ps.	21,518	Ps.	17,727
Interest		12,676		12,566
Leases		1,387		1,457
Equipment maintenance		2,979		1,192
Commissions		5,149		8,745
Other		14,921		10,669
Total prepaid expenses		58,630		52,356
Deferred charges:
Pre-operating and reorganization expenses		9,911		10,328
Remodeling expenses		9,328		8,202
Computer programs		122,694		105,175
Improvements on road constructions (1)		1,732,431		1,315,710
Leasehold improvements		121,952		97,654
Advertising		2,821		88
Deferred income tax asset (2)		378,116		159,146
Studies and projects		222,390		199,551
Equity tax and others taxes(3)		34,655		183,152
Other		134,084		108,334
Total deferred charges		2,768,382		2,187,340
Total prepaid expenses and deferred charges	Ps.	2,827,012	Ps.	2,239,696

(1)
In 1995, “Concesiones CCFC S.A.”, entered into an agreement with “Instituto Nacional de Vias”, for the construction, operation and maintenance of a public highway. According to the agreement “Concesiones CCFC S.A.”, would fund all the construction costs in exchange for the right to charge and collect a toll to the users of the highway for a period of twenty years this item also includes commissions and fees paid to contractors for the maintenance of the projects.

The increase between 2013 and 2014 is driven by the increase in Epiandes investment associated with the construction of the second lane of the road towards the east of the country.

(2)	Deferred income tax assets relates to the following temporary differences:

	December 31,		December 31,
	2014		2013
Deferred income tax asset
Accrued expenses and other liabilities	Ps.	34,548	Ps.	42,772
Bankers’ acceptances and derivatives		208,425		14,400
Deferred charges		4,585		4,348
Fixed Assets		15,369		7,943
Industry and commerce		8,303		7,288
Provisions for loan		71,098		55,070
Tax losses and excess of presumptive income over ordinary income		8,002		8,950
Other		27,786		18,375
Total deferred income tax asset	Ps.	378,116	Ps.	159,146

(3)
In December 30, 2009, the Congress of Colombia enacted Law No. 1370, which added a net worth tax on the wealth of corporate entities (hereinafter referred to as the “Equity Tax”). The Equity Tax accrued on January 1, 2011 amounted to Ps. 783,354 payable in four equal installments through 2014 (one per year). The tax rate to be paid by Grupo Aval and its subsidiaries, each on an unconsolidated basis, is 6.0% of their net fiscal worth as of January 1, 2011. As of December 31, 2014, the Equity tax was paid in full.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(12)	GOODWILL, NET

a.	BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantias S.A. acquisition

On April 18, 2013, after having obtained the necessary approvals, Grupo Aval and its affiliates completed the acquisition of 99.99% of the shares of “BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantias S.A.", a Colombian private pension and severance fund management company. The adjusted total price of the transaction was Ps. 999,621 (U.S.$541 million).

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

The following table presents the AFP Horizonte Pensiones y Cesantias S.A. unaudited Balance Sheet as of March 31, 2013 used to calculate the goodwill under Colombian Banking GAAP:

Assets
Cash	Ps.	168,707
Investments		312,801
Accounts receivable		22,208
Property, plant and equipment, net		12,636
Other assets		44,305
Total assets acquired		560,657
Liabilities
Derivatives	Ps.	3
Accounts payable		35,643
Other liabilities		3,408
Accrued expenses		69,654
Total liabilities acquired		108,708
Net assets acquired	Ps.	451,949
Purchase Price		999,621
Goodwill		547,672

b.	BBVA Panamá and Grupo Financiero Reformador (Grupo Reformador) acquisitions.

On December 19, 2013 and through Leasing Bogota Panama, Banco de Bogota completed the acquisition of 100% of BBVA’s direct and indirect ownership in Banco Bilbao Vizcaya Argentaria (Panama), S.A. (“BBVA Panama”). BBVA’s ownership in BBVA Panama represents approximately 98.92%. The adjusted total price of the transaction was approximately Ps. 973,318 (U.S.$505 million).  During 2014 BBVA Panama (now BAC Bank of Panama) successfully merged with BAC Panama.

On December 23, 2013 and through Credomatic International Corporation (a subsidiary of BAC), Banco de Bogota completed the acquisition of 100% of Grupo Financiero Reformador de Guatemala (whose subsidiaries are Banco Reformador and Transcom Bank (Barbados) Limited). The adjusted total price of the transaction was Ps. 811,141 (U.S.$421 million).

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The following table presents the audited Balance Sheet as of December 31, 2013 under Colombian Banking GAAP:

	Grupo Financiero Reformador		Banco BAC de Panama	Total Acquisitions
Assets
Cash and cash equivalents	Ps.	521,743	747,184	1,268,927
Time deposits		99,362	2,753	102,115
Investments		401,827	57,121	458,948
Loans		1,927,882	2,702,817	4,630,699
Property Plant and equipment		46,827	22,810	69,637
Foreclosed assets		23,889	(942)	22,947
Equity Investments		–	8,133	8,133
Other assets		56,824	79,868	136,692
Total assets acquired		3,078,354	3,619,744	6,698,098
Liabilities
Deposits		2,320,387	2,954,617	5,275,004
Accounts payable		403,974	89,735	493,709
Other liabilities		62,898	210,447	273,345
Non-controlling interest		–	3,923	3,923
Total liabilities acquired		2,787,259	3,258,722	6,045,981
Equity acquired	Ps.	291,095	361,022	652,117
The following table presents the goodwill calculation for the Central American acquisitions, as reported to the Superintendency of Finance of Colombia:

	Grupo Financiero Reformador		Banco BAC de Panama	Total Acquisitions

Shareholders’ equity	Ps.	294,789	366,210	661,000
Percentage Acquired		100%	98.92%
Shareholders’ equity acquired		294,789	362,274	657,063
Adjusts to Banking GAAP		(3,693)	(1,253)	(4,945)
Loans		(8,162)	(9,215)	(17,376)
Interest suspend		(24)	(95)	(120)
Loans origination fees and costs		(1,000)	(634)	(1,634)
Long term assets		(627)	5,528	4,900
Foreclosed assets		941	(942)	(1)
Warranties		–	1,118	1,118
Deferred income tax		2,733	–	2,733
Income tax deferred on homogenization adjustment		3,023	2,686	5,709
Fair value		(265)	288	23
Deferred charges		(313)	–	(313)
Shareholders’ equity		291,095	361,022	652,117
Purchase Price		811,141	973,318	1,784,459
Goodwill	Ps.	520,045	612,297	1,132,342

Goodwill, net as of December 31, 2014 and 2013 was as follows:

	December 31, 2014		December 31, 2013
BAC Credomatic GEFC Inc.	Ps.	2,282,733	Ps.	1,888,216
Megabanco		441,112		465,905
Banco Popular and Banco Comercial AV Villas		367,204		387,977
Banco Aliadas and Banco Union		21,067		22,724
Intrex acquisition		120,202		124,403
Banco BAC de Panama		748,578		612,297
Proyectos de Infraestructura and Hoteles Estelar’s acquisitions		7,230		7,517
AFP Horizonte S.A.		524,059		540,126
Grupo Financiero Reformador		636,978		520,045
Corficolombiana S.A.		9,710		9,956
Banco de Bogotá S.A.		379,807		301,222
Banco de Occidente S.A.		88,014		87,634
Total goodwill, net	Ps.	5,626,694	Ps.	4,968,021

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Goodwill attributable to Grupo Aval’s shareholders was Ps. 4,133,325 and Ps. 3,617,427 for the years ended December 31, 2014 and 2013, respectively.

The movements in goodwill were as follows:

	December 31,		December 31,		December 31,
	2014		2013		2012
Balance at beginning of period	Ps.	4,968,021	Ps.	2,842,533	Ps.	3,110,745
Goodwill acquired in business combination (1)		–		–		8,479
Banco BAC de Panama (2)		5,935		612,297		–
BAC Credomatic CEFC Inc.		16,074		–		–
AFP Horizonte S.A.		–		547,672		–
Grupo Financiero Reformador		6,029		520,045		–
Corficolombiana S.A.		–		9,956		–
Banco de Bogotá S.A. (3)		85,888		304,127		–
Banco de Occidente S.A. (3)		1,784		88,822		–
Effect of changes in foreign exchange rate		709,614		156,092		(146,813)
Amortization expenses		(166,651)		(113,714)		(93,109)
Other related expenses		–		–		(36,769)
Balance at end of period	Ps.	5,626,694	Ps.	4,968,021	Ps.	2,842,533

(1)	In 2012, goodwill recorded of Ps. 8,479 was associated to an adjustment identified in the acquisition of Compañìa Hotelera de Cartagena de Indias by Hoteles Estelar.

(2)	During the first quarter of 2014, a subsidiary of the Company acquired 0.89% of the non-controlling interest in Banco BAC of Panama.

(3)
During the six month period ended June 30, 2014, Grupo Aval acquired 624,731 and 119,142 shares, of Banco de Bogotá and Banco de Occidente, respectively, through the Colombian market stock exchange. These acquisitions totaled Ps. 47,141 and generated a goodwill of Ps. 21,184.

Goodwill is allocated among several business lines which are subject to impairment tests in which Grupo Aval compares its book value (including the assigned goodwill) to technical studies prepared annually by independent experts. At the end of each reporting period or when there is any indication of impairment (i.e. a reduction in its recoverable amount to below its carrying amount) any impairment is written off. As of December 31, 2014, 2013 and 2012, no impairment was recognized.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(13)	OTHER ASSETS, NET

Other assets as of December 31, 2014 and 2013 consisted of the following:

	December 31,		December 31,
	2014		2013
Assets held for sale	Ps.	223,473	Ps.	253,551
Value added tax deductible and withholding taxes		123,511		99,400
Restricted deposits(1)		559,702		181,942
Investment in trust		310,541		274,555
Prepaid taxes		106,380		49,680
Assets available for lease contracts		254,768		375,089
Consortium and temporal unions		23,437		15,606
Industry and commerce tax		9,016		10,798
Other		149,742		127,646
Total		1,760,570		1,388,267
Less: Allowance for impairment		(62,263)		(64,335)
Total other assets, net	Ps.	1,698,307	Ps.	1,323,932

(1)
The difference is a mainly driven by Banco de Bogotá’s increase in derivative operations, which require restricted, deposits as collateral. Some of these deposits are dollar denominated and their balance has increased with the US dollar Exchange rate.

(14)	REAPPRAISAL OF ASSETS

The following table describes reappraisals of assets as of December 31, 2014 and 2013
	December 31,		December 31,
	2014		2013
Reappraisal of property plant and equipment	Ps.	2,706.044	Ps.	2,582,161
Revaluation of investments		1,142,892		820,754
Reappraisal of other assets		11,090		10,782
Total reappraisal of assets		3,860,026		3,413,697
Less: Non-controlling interests		(2,215,894)		(1,959,146)
Total equity revaluations	Ps.	1,644,132	Ps.	1,454,551

The amount of reappraisal of assets attributable to non-controlling interests reflects third-party participation in Banco de Bogota and its subsidiaries (including Corficolombiana and its subsidiaries), Banco de Occidente and its subsidiaries, Banco Popular and its subsidiaries and Banco Comercial AV Villas.

(15)	TIME DEPOSITS

Time deposits (classified per maturity at the issuance date) as of December 31, 2014 and 2013 were as follows:

	December 31,		December 31,
	2014		2013
Up to 3 months	Ps.	13,542,192	Ps.	10,006,714
From 3 to 6 months		5,726,877		5,632,268
From 6 to 12 months		8,318,012		6,351,315
More than 12 months		9,456,373		6,857,102
Time deposits less than U.S.$100,000		4,806,155		3,891,851
Total certificates of time deposits	Ps.	41,858,609	Ps.	32,739,250

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(16)	INTERBANK BORROWINGS AND OVERNIGHT FUNDS

Interbank borrowings and overnight funds as of December 31, 2014 and 2013 were as follows:

	December 31,		December 31,
	2014		2013
Ordinary interbank funds purchased	Ps.	772,981	Ps.	663,572
Commitments of investment in simultaneous operations		2,273,519		2,446,323
Commitments of closed repo operations		1,227,916		1,936,496
Commitments of open repo operations		315,078		77,206
Total interbank and overnight funds (*)	Ps.	4,589,494	Ps.	5,123,597

(*)	Maturities of interbank borrowings and other overnight funds as of December 31, 2014 are less than one year.

(17)	BORROWINGS FROM BANKS AND OTHERS

Borrowings from banks and others as of December 31, 2014 and 2013 were as follows:
	Interest rates	December 31, 2014		December 31, 2013
Banco de Comercio Exterior - “BANCOLDEX”	0.0% to14.7%	Ps.	814,345	Ps.	687,879
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO”	0.1% to 12.6%		389,296		481,588
Financiera de Desarrollo Territorial “FINDETER”	0.0% to 8.6%		898,917		932,943
Foreign Banks (*)	0.36% to 15.0%		11,476,604		9,001,402
Others	0.0% to 18.0%		975,951		850,285
Total borrowings from banks and others		Ps.	14,555,113	Ps.	11,954,097

(*)
Includes a U.S.$540 million three-year term loan between Leasing Bogota Panama and Deutsche Bank, backed with Ps. 1,737,192 (U.S.$726.1 million) available for sale debt securities as collateral (see note 4).

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

Maturities of borrowings from banks and others as of December 31, 2014 were as follows:

2015		5,815,589
2016		1,825,078
2017		2,896,763
2018		1,127,259
2019 and thereafter		2,890,424
Total borrowings from banks and others	Ps.	14,555,113

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(18)	ACCOUNTS PAYABLE

Accounts payable as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
Dividends payable (See note 23)	Ps.	535,884	Ps.	472,127
Derivatives payable		481,494		200,247
Taxes (1)		194,311		437,781
Suppliers		535,555		390,598
Insurance (2)		204,717		309,460
Withholdings and labor contributions		252,191		278.268
Collections for third parties		152,823		115,087
Compensation payable to Grupo Aval related companies (3)		103,564		109,939
Cedulas cafeteras		16,159		99,740
Pending checks		30,781		83,363
Contribution on financial transactions		23,550		45,081
Commissions and fees		55,873		36,181
Patrimonio autonomo Helm Fiduciaria		25,352		33,673
Principal and interest bonds		28,543		28,522
Time deposits due		24,106		28,177
Pension contributions		30,310		18,473
Contributions and affiliations		17,368		10,540
Branch account payable		11,187		9,687
National VISA receipts		18,660		5,090
Rents		6,139		4,999
Principal and interest bonds		7,368		7,316
Other		78,059		143,326
Total accounts payable	Ps.	2,833,994	Ps.	2,867,675

(1)	The variation between 2014 and 2013, is explained by the last payment of the equity tax.
(2)	Includes BAC Credomatic insurance premium related to loans granted to its clients.
(3)	Relates to items from ACH processes and other Aval transactions.

(19)	OTHER LIABILITIES

Other liabilities as of December 31, 2014 and 2013 were as follows:

	December 31,		December 31,
	2014		2013
Contribution for future works – Epiandes (a)	Ps.	1,103,069	Ps.	732,265
Pension obligations (b)		652,352		308,513
Deferred income tax (c)		288,727		297,526
Unallocated payments from customers		272,061		277,937
Consolidated severance and interest on severance		123,169		118,433
Deferred income		16,239		101,246
Other labor benefits		117,677		89,787
Accrued vacations		94,142		82,851
Unearned interest (d)		55,424		54,976
Inactive deposits		27,045		25,431
Consortium and temporal unions		20,703		12,592
Interest		11,599		10,661
Income received		63,599		58,899
Transport, freights and carries		14,975		15,792
Rent		11,153		10,788
Others		127,324		23,969
Total other liabilities	Ps.	3,022,613	Ps.	2,221,666

(a)	Income received in advance from customers for concessions that will be developed in the next years.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The following table shows Grupo Aval’s banking subsidiaries pension obligations as of December 31, 2014 and 2011:

	Pension liability		Deferred cost		Net pension liability
Balance at December 31, 2011	Ps.	366,920	Ps.	(67,926)	Ps.	298,995
Adjustment per actuarial valuation		36,650		(36,650)		–
Benefits paid		(33,622)		–		(33,622)
Pension expense		–		41,405		41,405
Balance at December 31, 2012	Ps.	369,948	Ps.	(63,171)	Ps.	306,778
Adjustment per actuarial valuation		32,890		(32,890)		–
Benefits paid		(32,975)		–		(32,975)
Pension expense		237		34,473		34,710
Balance at December 31, 2013	Ps.	370,100		(61,588)		308,513
Adjustment per actuarial valuation		32,734		(32,734)		–
Benefits paid		(32,953)		–		(32,953)
Pension expense		157		36,366		36,523
Balance at December 31, 2014	Ps.	370,038		(57,956)		312,082

In compliance with Colombian law, the present value of the expected pension payments was determined on the basis of actuarial calculations. The significant assumptions used in the actuarial calculations were the following:

	December 31,			December 31,			December 31,
	2014			2013			2012
Discount rate		4.8%			4.8%		5.6%	to	6.4%
Future pension increase	3.0%	to	2.4%	3.0%	to	3.3%	3.0%	to	3.2%

(b)	Deferred income tax liability relates to the following temporally differences:

	December 31,		December 31,
	2014		2013
Deferred income tax liabilities
Unrealized gains on investment securities	Ps.	57,245	Ps.	36,450
Property, plant and equipment		41,505		32,083
Bankers` acceptances, spot transactions and derivatives		411,879		113,969
Deferred charges		40,362		41,787
Pension plan		18,785		19,946
Allowance for loan losses		26,325		5,062
Other		56,251		48,230
Total deferred income tax liabilities	Ps.	652,352	Ps.	297,526

(c)	Unearned interest primarily consists of prepayments of interest by customers.

(20)	BONDS

Companies are authorized by the Superintendency of Finance of Colombia to issue secured and unsecured bonds. As of December 31, 2014 and 2013, the majority of the bonds issued by Grupo Aval and its subsidiaries are unsecured and are solely obligations of each issuer.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

As of December 31, 2014 and 2013, bonds issued were as follows:

Issuer	Issuance date	December 31, 2014	December 31, 2013	Maturity	Interest Rate
BAC Honduras	dec-12	13,290	11,179	dec-15	14.08%
	jan-13	3,473	2,923	dec-15	14.08%
	feb-13	17	14	dec-15	14.08%
	mar-13	3,087	2,597	dec-15	14.08%
	apr-13	8,901	7,485	dec-15	14.08%
	may-13	25,270	20,400	dec-15 to may-16	6.00% to 14.08%
	jun-13	9,151	9,398	dec-15 to may-16	6.00% to 14.08%
	jul-13	12,629	11,400	dec-15 to jul-18	6.00% to 14.08%
	aug-13	7,653	6,279	dec-15 to aug-16	5.50% to 14.08%
	sep-13	778	626	aug-16	5.50%
	oct-13	644	519	aug-16	5.50%
	nov-13	1,280	1,031	aug-16	5.50%
	dec-13	9,206	7,418	dec-15 to dec-16	5.50% to 14.08%
	jan-14	5,294	–	dec-16	5.50%
	mar-14	1,367	–	dec-15	14.08%
	may-14	6,663	–	may-17	5.50%
	jun-14	7,692	–	may-17	5.50%
	sep-14	2,392	–	may-16	6.00%
	oct-14	14,169	–	oct-17	12.00%
		132,956	81,269
BAC Banco el Salvador	feb-09	–	28,902	feb-14	5.56%
	dec-11	9,570	7,707	dec-16	4,25%
	feb-12	4,785	3,854	feb-17	4.25%
	mar-12	9,450	7,707	mar-17	4.25%
	may-12	13,989	11,267	may-17	4.25%
	dec-12	-	19,268	dec-14	5.00%
	jan-13	11,962	9,634	jan-15	5.00%
	feb-13	71,774	57,805	feb-20	5.50%
	dec-13	-	14,722	jan-14	4.00%
	may-14	47,849	–	may-19	5.80%
	jun-14	23,925	–	jul-14 to jun-19	4.00% to 5.80%
	jul-14	47,849	–	jul-19	5.80%
	oct-14	47,849	–	oct-19	5.80%
	dec-14	39,269	–	jan-15	4.25% to 5.00%
		328,271	160,866
Banco de Bogota S.A.	apr-08 (1)	216,745	213,801	apr-15	ICP + 7.00% to UVR + 7.00% to DTF + 3.00%
	feb-10 (1)	215,808	211,789	feb-17 to feb-20	ICP + 5.33% ICP + 5.45% UVR + 5.29% UVR + 5.45%.
	dec-11 (2)	1,435,476	1,154,171	jan-17	5.00%
	feb-13 (2)	1,099,335	880,561	feb-23	5.37%
		2,967,364	2,460,322
Banco de Occidente S.A.	aug-08	73,926	73,926	aug-14 to aug-18	ICP + 6.60% to ICP + 7.00%
	aug-07	–	80,000	sep-14	IPC + 5.90%
	jun-07	–	53,841	jun-14	ICP + 6.60%
	mar-09	124,450	174,536	mar-14 to mar 19	ICP + 5.00% to ICP + 6.00%
	nov-10	140,500	140,500	nov 15 to nov 18	ICP + 2.72% ICP + 3.15% DTF + 1.35% IBR + 1.42%
	mar-11	39,300	400,000	mar-14 to mar-16	ICP + 2.49% ICP + 3.05% IBR + 1.50%
	sep-11	238,240	247,120	sep-14 to sep-21	6.65% EA 7.25% EA ICP + 4.0% ICP + 4.20% ICP + 4.50% IBR + 1.80%
	feb-12	200,000	200,000	feb-19 to feb-22	ICP + 4.34% ICP + 4.65%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Issuer	Issuance date	December 31, 2014	December 31, 2013	Maturity	Interest Rate
	aug-12	300,000	300,000	aug-15 to aug-27	ICP + 4.10% ICP + 4.27% DTF + 1.67%
	jan-13	200,000	200,000	jan-25	ICP + 3.58%
	may-13	253,390	253,390	may-16 to may-28	ICP + 2.90% ICP + 3.10% IBR + 1.30%
	nov-13	350,000	350,000	nov-15 to nov-20	IBR + 2.08% ICP + 4.35% ICP + 3.89%
	may-14	350,000	–	may-17 to may-24	IBR + 1.39% ICP + 3.70% ICP + 4.00%
		2,269,806	2,473,313
Banco Popular S.A.	jul-08	100,000	100,000	jul-15	ICP + 7.00%
	feb-10	41,836	41,836	feb-14 to feb-15	ICP + 3.90%
	aug-10	156,276	156,276	feb-13 to aug-15	ICP + 3.68%
	jan-12	222,326	316,559	jan-13 to jan-17	DTF + 1.82% ICP + 3.90%
	sep-12	319,080	400,000	sep-14 to sep-17	6.30% 6.39% ICP + 3.69%
	feb-13	399,500	399,500	feb-15 to feb-20	IBR + 1.33% ICP + 3.14%
	oct-13	400,000	400,000	apr-15 to oct-18	ICP + 3.10% ICP + 3,89% IBR + 2.09%
	may-14	335,500	–	may-16 to may-17	IBR + 1.26% IBR + 1.35%
		1,974,518	1,814,171
Epiandes	jul-07	–	29,150	jul-14	ICP + 5.70%
		–	29,150
BAC Credomatic Guatemala	oct-12	–	1,106	may-14	8.25%
	jan-13	–	24,268	jul-14	5.84% to 8.50%
	feb-13	–	19,000	feb-14	5.84% to 8.50%
	mar-13	–	13,163	mar-14	5.84% to 8.50%
	apr-13	–	16,408	may 14	5.84% to 8.50%
	may-13	–	24,489	jun-14	5.84% to 8.25%
	jun-13	–	25,830	dec-14	5.84% to 8.25%
	jul-13	1,970	26,735	jul-14 to jan-15	4.75% to 8.25%
	aug-13	–	24,700	sep-14	4.75% to 8.25%
	sep-13	–	13,595	oct-14	4.65% to 8.25%
	oct-13	5,354	19,233	sep-14 to jun-15	4.75% to 8.25%
	nov-13	–	16,897	dec-14	4.65% to 8.25%
	dec-13	–	13,183	dec-14	5.84% to 8.25%
	jan-14	27,484	–	feb-15	5.84% to 8.25%
	feb-14	34,717	–	mar-15	5.84% to 8.25%
	mar-14	16,874	–	mar-15	5.84% to 8.25%
	apr-14	26,027	–	jun-15	5.84% to 8.25%
	may-14	31,665	–	jun-15	5.84% to 8.25%
	jun-14	26,751	–	jul-15	5.84% to 8.50%
	jul-14	34,184	–	jul-15	4.65% to 8.25%
	aug-14	39,433	–	sep-15	4.75% to 8.50%
	sep-14	15,674	–	sep-15	4.89% to 8.25%
	oct-14	30,228	–	sep-15	4.75% to 8.25%
	nov-14	22,661	–	nov-15	5.50% to 8.50%
	dec-14	23.818	–	dec-15 to jun-16	4.89% to 8.25%
		336,840	238,607
BAC Nicaragua (5)	oct-13	13,159	19,268	oct-14 to oct-15	4.50% to 5.25%
	nov-13	8,524	780	nov-16	5.10%
	oct-14	10,766	–	oct-15	5.00%
	dec-14	478	–	nov-17	5.25%
		32,927	20,048

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Issuer	Issuance date	December 31, 2014	December 31, 2013	Maturity	Interest Rate
BAC Panama (5)	oct-11	12,321	9,924	oct-21	5.25%
	mar-12	3,589	2,890	mar-20	4.75%
	may-13	-	38,537	may-16	3.75%
		15,910	51,351
Grupo Aval Acciones y Valores S.A.	feb-12	100,000	100,000	oct-15	ICP + 3.37%
	sep-12	518,750	624,249	dec-14 to dec-24	ICP + 3.69% to 5.20%
		618,750	724,249
Grupo Aval Limited (3)	feb-12	1,425,906	1,145,785	feb-17	5.25%
	sep-12	2,356,660	1,899,521	sep-22	4.75%
		3,782,566	3,045,306
Industrias Lenher S.A. (4)	jun-00	1,053	1,053	jan-17	DTF
		1,053	1,053
Proyectos de Infraestructura S.A.	may-09	80,000	80,000	may-16 to may-19	ICP + 6.59% to ICP + 6.90%
		80,000	80,000
		$12,540,961	$11,179,705

(1)	Subordinated Bonds.
(2)
During February 2013, Banco de Bogota S.A. issued a ten year bond of U.S.$500 million (Ps. 957,634 as of December 31, 2013) with a coupon of 5.375%, at 100% of its nominal value, and during December 2011, Banco de Bogota S.A. issued a five year bond of U.S.$600 million (Ps. 1,060,938 as of December 31, 2012) in the international market under rule 144-A/Reg S with a coupon of 5%, at 98.894% of its nominal value.

(3)
On January 23, 2012, Grupo Aval through its subsidiary Grupo Aval Limited, issued a five year bond of U.S.$600 million (Ps. 1,060,938 as of December 31, 2012) in the international market under rule 144-A/Reg S with a coupon of 5.25% at 99.458% of its nominal value. In addition, on September 19, 2012, Grupo Aval issued a ten year bond of U.S.$1,000 million (Ps. 1,736,402 as of December 31, 2012) in the international market under rule 144A/Reg S with a coupon of 4.75% at 99.607% of its nominal value.

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

(5)	For more detail, during December, 2013 see note 12 (b) BBVA Panama and Grupo Financiero Reformador acquisition.
(6)	Leasing Corficolombiana’s issuance of securities on 2009 was entirely redeemed on 2013.

Interest expenses for bonds for 2014, 2013 and 2012 amounted to Ps. 658,163, Ps. 621,126 and Ps. 543,689, respectively.

The abbreviations used in the table above were the following:

“IBR” refers to the Colombian interbanking short-term borrowing rate.

“ICP” Consumer Price Index, is a statistical estimate that measures changes in the price level of a market basket of consumer goods and services purchased by households.

“DTF” refers to the weighted average interest rates of uptake Time Deposits Certificate “CDT” 90 days offered by the Colombian financial system.

“EA” Effective Annual Rate

The scheduled maturities of bonds as of December 31, 2014 were as follows:

2015	Ps.	1,655,275
2016		837,373
2017		4,168,018
2018		331,767
2019 and thereafter		5,548,528
Total bonds	Ps.	12,540,961

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(21)	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2014 and 2013 consisted of the following:

	December 31,			December 31,
	2014			2013
Income tax payable	Ps.	155,146		Ps.	188,642
Contingencies, fines and other (*)		85,007			83,421
Loyalty programs		72,302			51,093
Trade tax and other		46,929			46,618
Pension contingencies		30,987			31,250
Insurance on deposits		47,051			25,716
Labor obligations		25,996	.		20,351
Provisions		7,007			19,962
Contributions and affiliations		12,053			6,719
Other		115,736			119,482
Total accrued expenses and other liabilities	Ps.	598,214		Ps.	593,254

(*)
Includes disputes and litigations which are considered probable (50% or higher) and for which the amount can be reasonably estimated. Additionally, a contingent liability for disputes or litigations must be recorded in the balance sheet when a court takes a position against Grupo Aval or any of its subsidiaries. The number for December 31, 2014 includes a $24,815 litigation provision that was classified as probable, regarding Compañia Hotelera de Cartagena de Indias S.A., a subsidiary of Corficolombiana.

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

Law 1607 of 2012, decreased income taxes from 33% to 25% and created a CREE tax of 9% for the years 2013, 2014 and 2015 going down to 8% in 2016.

Law 1739 of 2014 imposed a CREE surtax of 5% in 2015 taking it to 14%; 6% in 2016 taking it to 15%; 8% in 2017 taking it to 17% and 9% in 2018 taking it to 18%.

According to the laws described above, total rates of income tax plus CREE will be 34% in 2014, 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Income tax expense from continuing operations under Colombian Banking GAAP for the years ended December 31, 2014, 2013 and 2012 was comprised of the following components:

	2014		2013		2012
Current income tax expense	Ps.	1,313,164	Ps.	1,375,152	Ps.	1,323,918
Deferred income tax expense (benefit)		135,861		39,536		47,821
Total income tax expense	Ps.	1,449,025	Ps.	1,414,688	Ps.	1,371,739

Deferred income tax expense for the years ended December 31, 2014, 2013 and 2012 was comprised by the changes of the following components detailed in the following table:

	December 31,		December 31,		December 31,
	2014		2013		2012
Temporary differences on tax assets
Bankers’ acceptances, spot transactions and derivatives	Ps.	(194,025)	Ps.	6,993	Ps.	(14,913)
Accrued expenses and other liabilities		8,224		(11,087)		(2,094)
Deferred charges		(237)		611		1,936
Other		(32,927)		44,173		860
Total temporary differences on tax assets		(218,965)		40,690		(14,211)
Temporary differences on tax liabilities
Unrealized gains on investment securities		20,795		(4,730)		(27,465)
Property, plant and equipment		9,421		45		5,968
Bankers` acceptances, spot transactions and derivatives		279,911		(73,163)		(35,283)
Deferred charges		(1,425)		(31,903)		517
Pension plan liabilities		(1,161)		62		1,044
Allowance for loan losses		21,263		1,387		208
Accrued expenses		–		–		6,509
Other		8,022		(28,076)		14,892
Total temporary differences on tax liabilities		354,826		(80,226)		(33,610)
Net change in temporary differences (Total income tax (benefit) expense)	Ps.	135,861	Ps.	(39,536)	Ps.	(47,821)

Income taxes for the years ended December 31, 2014, 2013 and 2012 are subject to review by the tax authorities. Grupo Aval’s banking subsidiaries’ management and their legal advisors believe that no significant additional liabilities could arise from such a review.

The following table presents the tax losses carry-forward and excess of presumptive income over taxable income of Grupo Aval’s subsidiaries as of December 31, 2014:

Expiration Date	Carry forward losses		Excess of presumptive income over taxable income
2015		–		1,276
2016		–		5,706
2017		–		4,656
2018		–		7,702
2019		–		83,025
No expiration date		246,549		–
Total	Ps.	246,549	Ps.	102,365

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)
(22)	NON-CONTROLLING INTEREST

Non-controlling interest as of December 31, 2014 and 2013 was originated as follows:

	December 31,		December 31,
	2014		2013
Banco de Bogota S.A. and its subsidiaries	Ps.	6,103,505	Ps.	5,312,760
Banco de Occidente S.A. and its subsidiaries		806,652		735,643
Banco Comercial AV Villas S.A. and its subsidiaries		258,513		236,563
Banco Popular S.A. and its subsidiaries		199,529		187,276
Total non-controlling interest	Ps.	7,368,199	Ps.	6,472,242

(23)	SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding shares as of December 31, 2014, 2013 and 2012 consisted of the following:

	December 31,	December 31,	December 31,
	2014	2013	2012
Authorized shares	120,000,000,000	120,000,000,000	120,000,000,000

Subscribed fully paid shares(3)	22,281,017,159	20,178,287,315	18,551,766,453
Subscribed but pending to be paid shares			-
Total outstanding shares	22,281,017,159	20,178,287,315	18,551,766,453

The outstanding shares are as follows:
Common voting shares (1) (2)	15,374,956,989	15,178,488,834	13,622,022,124
Preferred non-voting shares (1) (3)	6,906,060,170	4,999,798,481	4,929,744,329

(1)
Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2014, 2013 and 2012, 32,187,629, 70,054,152 and 184,669,116 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

(2)
At the extraordinary Shareholders’ Meeting held on December 12, 2013, Grupo Aval obtained authorization to issue 1,855,176,646 ordinary shares, subject to preemptive rights. As of December 31, 2013 a total of 1,626,520,862 shares were subscribed and fully paid. In January 2013 an additional 228,655,784 shares were subscribed and fully paid.

(3)
Between September 23, 2014 and October 02, 2014, Grupo Aval issued through the New York Stock Exchange an aggregate of 1,874,074,060 preferred shares, equivalent to 93,703,703 ADSs at a price of U.S.$13.5 per ADS, raising U.S.$1.3 billion (Ps. 2.4 trillion at the date of issuance). The sale of these shares generated an increase of Ps. 2,425,060 million in subscribed capital and of Ps 1,874 million in additional paid-in capital Ps. 2,423,186, for Grupo Aval.

Concept	September 22 - 2014		October 02 - 2014	Total
No. of ADS		81,481,481	12,222,222	93,703,703
# of preferred shares per ADS – ADRs		20	20	20
# of preferred shares issued		1,629,629,620	244,444,440	1,874,074,060
Price per ADS	U.S.$	13.50	13.50	13.50
Price per preferred share	U.S.$	0.6750	0.6750	0.6750
Exchange rate for 22/09/2014		$1,966.89	1,966.89	1,966.89
Price per preferred share		$1,327.65	1,327.65	1,327.65
Total Offering		$1,099,999,993.50	164,999,997.00	1,264,999,990.50

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Concept	September 22 - 2014		October 02 - 2014	Total
% Underwriting fee		2.25%	2.25%	2.25%
Underwriting fee	U.S.$	24,750,000	3,712,500	28,462,500
Total offering after underwriting fee	U.S.$	1,075,249,993.65	161,287,497.07	1,236,537,490.71
Total offering		$2,163,578,987,215.22	324,536,844,099.33	2,488,115,831,314.54
% Underwriting fee		2.25%	2.25%	2.25%
Total underwriting fee		$55,753,110,505.43	7,302,078,992	63,055,189,497.67
Total offering after underwriting fee		$2,107,825,876,709.76	317,234,765,107.10	2,425,060,641,816.88

Subscribed and paid-in capital:
Preferred shares		$1,629,629,620.00	244,444,440.00	1,874,074,060.00
Additional paid-in capital		$2,106,196,247,089.78	316,990,320,667.10	2,423,186,567,756.88
Total subscribed and paid-in capital		$2,107,825,876,709.76	317,234,765,107.10	2,425,060,641,816.88

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

Appropriated retained earnings

Appropriated retained earnings, as of December 31, 2014, 2013 and 2012 consisted of the following:

	December 31,		December 31,	December 31,
	2014		2013	2012
Legal reserve	Ps.	11,018	9,276	9,276
Statutory and voluntary reserves		3,956,892	3,565,478	2,902,064
Total	Ps.	3,967,910	3,574,754	2,911,340

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

Dividends declared

According to the extraordinary Shareholders’ Meeting held on December 12, 2013, the common shares, issued on December, 2014, included the right to receive dividends, as follows:

		2015		2014		2013
Unconsolidated earnings from first semester	Ps.	-	Ps.	920,813	Ps.	811,122
Unconsolidated earnings from second semester		-		1,347,738		766,063
Dividends in cash (in Colombian pesos)		Ps. 29.1 per ordinary and preferred shares payable in six installments of Ps. 4.85 per share from April to September 2015, based on second semester net income of 2014.
Ps. 27.00 per ordinary and preferred shares payable in six installments of Ps. 4.50 per share from April 2014 to September 2014, based on second semester net income of 2013.
Ps. 28.80 per ordinary and preferred shares payable in six installments of Ps. 4.80 per share from October 2014 to march 2015, based on first semester net income of 2014.

Ps. 26.1 per ordinary and preferred shares payable in six installments of Ps. 4.35 per share from October 2013 to march 2014, based on first semester net income of 2013.
Ps. 25.20 per ordinary and preferred shares payable in six installments of Ps. 4.20 per share from April 2013 to September 2013, based on second semester net income of 2012.

Common shares outstanding		15,390,808,045		15,407,144,618		13,558,237,783
Preferred shares issued		6,890,209,114		4,999,798,481		4,993,528,670
Total dividends declared		648,378		1,192,681		951,705
Dividends payable at December 31		–		1,133,565		928,162

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(24)	MEMORANDUM ACCOUNTS

Memorandum accounts as of December 31, 2014 and 2013 are broken as follows:

	December 31,		December 31,
	2014		2013
Assets in trusts:
Investment funds and assets from third parties held in trusts	Ps.	91,982,251	Ps.	79,885,011
Commitments receivable:
Securities transferred in repos and simultaneous transactions		4,543,920		4,693,295
Interests on loans		492,678		405,429
Rights in options		1,497,221		1,277,901
Lease rents receivable		9,355,610		8,736,207
Call options receivable		515,819		473,143
Other		1,061,511		887,433
Total commitments receivable		17,466,759		16,473,408
Commitments payable:
Unused credit card limits		11,610,647		10,239,921
Civil demands against the bank		783,167		718,933
Issued and confirmed letters of credit		765,804		902,506
Unused lines of credit		3,047,251		2,988,873
Bank guarantees		3,107,314		2,625,827
Approved credits not disbursed		2,073,469		2,066,753
Other		1,990,049		2,258,997
Total commitments payable		23,377,701		21,801,810
Total commitments accounts		40,844,460		38,275,218

Memorandum accounts in favor:
Tax value of assets		142,255,541		127,633,708
Assets and securities given in custody		7,400,921		8,059,697
Assets and securities given as a collateral		1,793,322		517,739
Trading investments in debt securities		5,051,371		6,029,944
Written-off assets		5,170,017		5,874,090
Investments held to maturity		2,623,703		2,933,336
Adjustments for inflation of assets		1,035,934		1,040,995
Investments available for sale in debt securities		10,279,783		9,346,855
Amortized debt securities investment		3,139,691		2,666,184
Other		101,894,987		90,352,472
Total memorandum accounts in favor		280,645,270		254,455,020
Memorandum accounts against:
Assets and securities received as collateral		89,491,687		70,600,175
Loans plus interest receivable on loans		113,077,692		96,852,386
Assets and securities received in custody		5,867,552		6,229,056
Tax value of shareholders’ equity		24,181,504		20,534,438
Adjustment for inflation of equity		1,903,274		1,903,310
Merchandise in owned warehouses		2,240,815		2,492,228
Other		38,741,353		31,287,351
Total memorandum accounts against		275,503,877		229,898,944
Total memorandum accounts		556,149,147		484,353,964
Total assets in trusts, commitments and memorandum accounts	Ps.	688,975,858	Ps.	602,514,193

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(25)	ADMINISTRATIVE AND OTHER EXPENSES, NET

Administrative and other expenses for the years ended December 31, 2014, 2013 and 2012 consisted of the following:

	2014		2013		2012
Professional fees	Ps.	217,080	Ps.	176,934	Ps.	149,475
Taxes other than income		630,146		579,814		522,148
Rent		286,975		246,448		199,917
Contributions and membership fees		259,314		224,765		198,645
Insurance		38,694		41,170		36,600
Maintenance and repairs		261,874		221,234		192,803
Amortization of deferred charges		210,461		206,280		186,164
Cleaning and security services		115,358		109,409		97,856
Temporary services		108,037		132,385		126,716
Public relationship		257,829		206,562		189,774
Utilities		248,534		229,742		207,114
Transport services		132,404		126,340		117,955
Operating costs of non-financial sector		17,424		9,060		10,152
Travel expenses		38,339		38,416		33,530
Utilities and stationary		66,733		61,567		60,639
Others		388,500		443,211		338,138
Total	Ps.	3,277,701	Ps.	3,053,337	Ps.	2,667,626

(26)	NON-OPERATING INCOME (EXPENSES)

The following table summarizes the components of non-operating income and expenses for the years ended December 31, 2014, 2013 and 2012 of Grupo Aval’s banking subsidiaries’:

	2014		2013		2012

Non-operating income:
Gain on sale of foreclosed assets	Ps.	17,443	Ps.	12,135	Ps.	98,265
Gain on sale of property, plant and equipment		62,273		40,807		112,296
Recoveries of other provisions		248,118		277,892		282,438
Leasing		6,769		7,173		6,937
Consortium and temporal unions		8,125		2,548		1,518
Gains on sales of operating leased assets		3,545		1,274		1,651
Gains on sales of finance leased		74		31		32
Gains on foreclosed asset		785		771		320
Other		199,962		110,721		115,059
Total non-operating income		547,094		453,352		618,516
Non-operating (expenses):
Loss on sale of property, plant and equipment		(13,910)		(5,602)		(310)
Indemnities		(2,204)		(2,900)		(2,589)
Penalties		(51,568)		(23,479)		(12,078)
Others		(216,320)		(185,236)		(155,471)
Total non-operating (expenses)		(284,002)		(217,217)		(170,448)
Total non-operating income (expenses), net	Ps.	263,092	Ps.	236,135	Ps.	448,068

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

Shareholders

Significant balances and transactions with shareholders as of December 31, 2014 and 2013 were as follows:

	2014		2013
Accounts payable: (*)
Adminegocios y Cia. S.A.		88,062		77,976
Rendifin S.A.		11,524		9,986
Actiunidos S.A.		53,516		48,038
Total accounts payable	Ps.	153,102	Ps.	136,000

(*)	Accounts payable includes dividends payable by Grupo Aval to Adminegocios y Cia. S.A., Rendifin S.A. and Actiunidos S.A.

(28)	RELEVANT INFORMATION

According to law 1314 of 2009 and decrees 2706 and 2784 of 2012, Grupo Aval is obliged to converge its reporting standards to IFRS. Grupo Aval’s transition period began on January 1, 2014 and it is required to provide its first set of comparative financial statements during 2015.

As per required by the “Carta Circular” 10 of January 2013 of the Superintendency of Finance, Grupo Aval S.A. and its subordinates presented to the authorities the implementation plan to adopt IFRS, as per defined by Colombian regulation and after obtaining all the required approvals from the boards.

On August 29. 2013 the Ministry of Finance of Colombia enacted the decree 1851 by which it allowed an exception in the preparation of the individual or unconsolidated financial statements with regards to the application of IAS 39 and IFRS 9 which relates to the loan portfolio and its quality.

On November 31, 2013 the Superintendency of Finance required the entities under its control and surveillance to present a summary of the principles to be adopted in the initial balance under IFRS. The summary was presented on January 30, 2014.

On December 27, 2013 the Ministry of Finance enacted the decree 3023 by which it updated the general framework of the implementation of IFRS with the IASB rules as of December 2012.

On July 1, 2014 the Superintendency of Finance enacted the “Circular externa” 021 by which it created the unified accounting standards to be applied by entities under its surveillance starting January 1, 2015.

On August 2014, Grupo Aval presented to the Superintendency of Finance its initial unconsolidated balance sheet under IFRS and on September 2014, it presented its initial consolidated balance sheet under IFRS.

On December 2014, the Superintendency enacted two “Circulares externas”:

-	“Circular Externa” 034 gave instructions on how to classify, value and account investments.

-	“Circular Externa” 036 gave instructions on how to treat net positive or negative differences arising from the adoption of IFRS.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Grupo Aval is expected to prepare and present to the public its first set of Financial Statements under the new accounting standards on 2015.

In any case, it is important to mention that Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. Grupo Aval is required to comply with corporate governance and periodic reporting requirements to which all issuers are subject, but it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.

Grupo Aval is expected to prepare and present to the public its first set of Financial Statements under modified IFRS as adopted in Colombia on 2015

(29)	PARENT COMPANY INFORMATION

Following are the condensed unconsolidated balance sheets of Grupo Aval Acciones y Valores S.A., at December 31, 2014 and 2013, related condensed unconsolidated statements of income and cash flows for the fiscal years ended December 31, 2014, 2013 and 2012 under Colombian Banking GAAP. Grupo Aval Acciones y Valores S.A. also prepares unconsolidated financial statements under Colombian GAAP, which differs in certain respects from Colombian Banking GAAP. The unconsolidated financial statements of Grupo Aval Acciones y Valores, S.A. in Colombian GAAP are the basis for distribution of dividends.

Condensed Unconsolidated Balance Sheets
	2014		2013
Assets
Cash and cash equivalents	Ps.	42,457	Ps.	835,833
Investment securities		383		13,499
Investments in subsidiaries		26,131,537		23,302,155
Reappraisal of investments in subsidiaries		55,620		46,112
Other assets		1,491,879		931,514
Total assets	Ps.	27,721,876	Ps.	25,129,113
Liabilities and shareholders’ equity
Borrowings from related parties	Ps.	92,588	Ps.	74,568
Accrued expenses and other liabilities		433,949		376,740
Bonds		618,750		724,249
Total liabilities		1,145,287		1,175,557
Shareholders’ equity		26,576,589		23,953,556
Total liabilities and shareholders’ equity	Ps.	27,721,876	Ps.	25,129,113

Condensed Unconsolidated Statements of Income
	2014		2013		2012
Income
Dividends received from subsidiaries	Ps.	1,021,435	Ps.	874,298	Ps.	753,541
Interest on investment securities		19,492		16,733		62,289
Other income		49,081		48,936		59,402
Total income		1,090,008		939,967		875,232
Expense
Interest on borrowed funds		60,298		127,619		169,106
Non- interest expense		68,792		118,941		105,715
Total expense		129,090		246,560		274,821
Income before income taxes		960,918		693,407		600,411
Income tax expense		13,279		7,351		12,079
Net income (*)	Ps.	947,639	Ps.	686,056	Ps.	588,332

(*)
Net Income in Colombian GAAP for Grupo Aval on an unconsolidated basis was Ps. 2,268,551 for the year ended December 31, 2014, Ps. 1,577,185 for the year ended December 31, 2013; and Ps. 1,524,972 for the year ended December 31, 2012.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Condensed Unconsolidated Statements of Cash flows
	2014		2013		2012
Net income	Ps.	947,639	Ps.	686,056	Ps.	588,332
Adjustments to reconcile net income to net cash used by operating activities		(57,662)		(52,544)		26,176
Net cash provided by operating activities		889,977		633,512		614,507
Net cash (used in) provided by investing activities		(461,317)		(723,940)		(61,955)
Net cash (used in) provided by financing activities		(1,222,034)		109,935		(1,326,114)
Increase (decrease) in cash and cash equivalents		793,374		19,507		(773,562)
Cash and cash equivalents at beginning of year		835,833		816,326		1,589,888
Cash and cash equivalents at end of year	Ps.	42,459	Ps.	835,833	Ps.	816,326
a)	Basis of presentation

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

c)	Investment in subsidiaries

Investment in subsidiaries as of December 31, 2014 and 2013 comprise the following:

	2014					2013
Subsidiary	Participation	Value per share (in pesos)(3)		Value		Participation	Value per share (in pesos)		Value
Banco de Bogota S.A.	68.69%	66,100	(1)		15,040,976	67.58%	71,500	(1)	Ps.	13,655,975
Banco de Occidente S.A.	72.24%	42,000	(1)		4,730,069	72.16%	40,100	(1)		4,511,312
Banco Popular S.A.	93.73%	499	(1)		3,613,407	93.73%	510	(1)		3,692,482
Banco Comercial AV Villas S.A.	79.85%	27,051	(1)		1,703,264	79.85%	24,525	(1)		1,218,987
Sociedad Administradora de Fondo de Pensiones y Cesantias Porvenir S.A.	20.00%	9,914	(2)		200,650	20.00%	8,021	(2)		179,758
Banco Popular Escision					26,561		–			26,561
Rendifin Escision					17,080		–			17,080
Rights under trust agreements					–		–			–
Grupo Aval Limited	100%				–	100%	–			–
Grupo Aval International Limited	100%				–	100%	–			–
Corficolombiana	9.35%	39,960	(1)		799,530	–	–			–
				Ps.	26,131,537				Ps.	23,302,155
(1)	Market value
(2)	Book Value
(3)	Information on the value of the action is obtained from the website of the stock exchange BVC Colombia.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

d)	Bonds

Bonds at December 31, 2014 and 2013 comprise the following:

					Amounts outstanding
Issuance date	Tranches		Maturity	Coupon rate	2014		2013
December, 2009	Ps.	105,500	December, 2014	ICP + 3.69%	Ps.	–	Ps.	105,499
December, 2009		114,670	December, 2016	ICP+ 4.49%		114,670		114,670
December, 2009		279,560	December, 2019	ICP+ 4.84%		279,560		279,560
December, 2009		124,520	December, 2024	ICP+ 5.20%		124,520		124,520
December, 2009		125,750	December, 2012	DTF + 1.14%		–		–
October, 2005		100,000	October, 2015	ICP+ 3.37%		100,000		100,000
April, 2005		94,700	April, 2012	ICP+ 5.60%		–		–
Total bonds	Ps.	944,700			Ps.	618,750	Ps.	724,249

The scheduled maturities of bonds as of December 31, 2014 are as follows:

2015	Ps.	100,000
2016		114,670
2017		–
2018		–
2019 and thereafter		404,080
Total	Ps.	618,750

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(30)	DIFFERENCES BETWEEN COLOMBIAN ACCOUNTING PRINCIPLES FOR GRUPO AVAL AND SUPPLEMENTAL DISCLOSURE REQUIRED BY U.S. GAAP

Grupo Aval’s Consolidated Financial Statements have been prepared in accordance with Colombian Banking GAAP. See Note 2 to the Consolidated Financial Statements. These principles and regulations differ in certain significant aspects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) The principal differences between Colombian Banking GAAP and U.S. GAAP and the effect on consolidated net income and consolidated shareholders’ equity attributable to Grupo Aval are presented below, with an explanation of the adjustments.

Reconciliation of Consolidated Net Income:

The table below presents the reconciliation of consolidated net income as per Colombian Banking GAAP to consolidated net income under U.S. GAAP attributable to Grupo Aval for the years ended December 31, 2014, 2013 and 2012:

	2014 (1)		2013 (2)		2012 (2)
Net income attributable to controlling interest under Colombian Banking GAAP	Ps.	1,668,672	Ps.	1,600,503	Ps.	1,526,388
Pre-1992 inflation adjustment to fixed assets (3)		(10,438)		(675)		(22,707)
Net income attributable to controlling interest under Colombian Banking GAAP after pre-1992 inflation adjustment		1,658,234		1,599,828		1,503,681
U.S. GAAP adjustments:
a) Income taxes:
1) Deferred income taxes		14,719		(27,756)		(176,158)
2) Uncertainty in income taxes		(32,428)		(36,458)		(9,444)
b) Employee benefit plans		15,744		(7,978)		(7,674)
c) Fixed assets		39,587		32,451		40,981
d) Reappraisal of assets		–		–		–
e) Allowance for losses on loans, leases and foreclosed assets		105,161		160,305		(98,365)
f) Loan origination fees and costs		6,884		35,574		22,740
g) Interest recognition on non-accrual loans		1,850		2,623		2,427
h) Deferred charges and other assets
1) Deferred charges		(18,489)		(18,820)		(37,736)
2) Other assets		(5,778)		731		(760)
i) Investment securities and derivatives
1) Investment securities		(32,339)		(18,909)		(530)
2) Derivatives		3,583		3,065		1,038
j) Investments in unaffiliated companies		25,560		11,032		37,790
k) Investments in affiliated companies		(16,346)		1,273		66,656
l) Lessor accounting		(5,624)		(12,662)		(2,234)
m) Business combinations		169		(80,341)		323,825
n) Consolidation of Promigas		(107,368)		(259,696)		9,491
o) Non-controlling interest		(3,406)		151,112		(117,838)
p) Guarantees and contingencies		(21,910)		(50,983)		(5,019)
q) Equity tax		174,788		160,663		120,178
r) Variable interest entities		(12,027)		(22,892)		(127,166)
s) Cumulative translation adjustment		64,336		10,309		18,593
Net income attributable to controlling interest under U.S. GAAP		1,854,900		1,632,471		1,564,476
Net income attributable to non-controlling interest under U.S. GAAP		1,068,767		1,115,816		1,028,897
Net income under U.S. GAAP	Ps.	2,923,667	Ps.	2,748,287	Ps.	2,593,373

(1)	Includes the results for the year ended December 31, 2014, related to the acquisition Reformador Group and Bilbao Vizcaya Panama Bank. (See note (m)).
(2)
Includes the results for the nine months period ended December 31, 2013 related to the acquisition of Horizonte and one month period ended December 31, 2012 related to the acquisition of Promigas (See note (n)).

(3)	Inflation adjustment to fixed assets

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Non-monetary assets (e.g., property, plant and equipment, etc.) of Grupo Aval under Colombian Banking GAAP were adjusted for inflation based on the variation in the Consumer Price Index (IPC), on a prospective basis from January 1, 1992 to December 31, 2000, when, under Colombian Banking GAAP, the country was no longer considered a highly inflationary economy. Colombia had been considered a highly inflationary country since the 1960’s; therefore, the adjustment is related to property, plant and equipment purchased before January 1, 1992. This adjustment recognizes the portion of inflation accumulated before this date, less the associated accumulated depreciation which would have been reported, with the purpose of presenting financial statements on a constant currency basis. The remaining accumulated pre-1992 inflation effect in fixed assets to be amortized in future years is not considered material.

ii)	Reconciliation of Consolidated Shareholders’ Equity:

The table below presents the reconciliation of the Consolidated Shareholders’ Equity as per Colombian Banking GAAP to the Consolidated Shareholders’ Equity under U.S. GAAP attributable to Grupo Aval for the years ended December 31, 2014, and 2013:

	2014		2013
Shareholders’ equity attributable to controlling interest under Colombian Banking GAAP	Ps.	15,096,638	Ps.	11,728,219
Pre-1992 inflation adjustment to fixed assets (1)		231,615		242,053
Shareholders’ equity attributable to controlling interest under Colombian Banking GAAP after pre-1992 inflation adjustment to fixed assets		15,328,253		11,970,272
U.S. GAAP Adjustments:
a) Income taxes:
1) Deferred income taxes		(884,054)		(863,239)
2) Uncertainty in income taxes		(137,563)		(105,135)
b) Employee benefit plans		(240,210)		(286,777)
c) Fixed assets		299,404		259,817
d) Reappraisal of assets		(1,644,131)		(1,454,550)
e) Allowance for losses on loans, leases and foreclosed assets		637,184		532,023
f) Loan origination fees and costs		214,765		207,881
g) Interest recognition on non-accrual loans		18,327		16,477
h) Deferred charges and other assets:
1) Deferred charges		(182,858)		(164,369)
2) Other assets		(15,295)		(9,520)
i) Investment securities and derivatives:
1) Investment securities		(5,480)		508
2) Derivatives		5,370		1,398
j) Investments in unaffiliated companies		24,089		21,806
k) Investments in affiliates companies		15,156		31,502
l) Lessor accounting		(11,985)		(6,361)
m) Business combinations		(121,399)		(58,670)
n) Consolidation of Promigas		(286,398)		(231,460)
o) Non-controlling interest		23,959		100,957
p) Guarantees and contingencies		(70,543)		(48,633)
q) Equity tax		–		(174,803)
r) Variable interest entities		(97,453)		(83,289)
s) Cumulative translation adjustment		–		–
t) Receivables from issuance of equity		(113,062)		(119,302)
Controlling interest shareholders’ equity under U.S. GAAP		12,756,076		9,536,534
Non-controlling interest under U.S. GAAP		7,831,842		6,929,297
Total shareholders’ equity under U.S. GAAP	Ps.	20,587,918	Ps.	16,465,831

(1) Inflation adjustment to fixed assets, see comment (3) above.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

iii)	Supplemental Condensed Consolidated Financial Statements under U.S. GAAP

iii)	1. Supplemental Condensed Consolidated Balance Sheets:

The following are the Condensed Consolidated Balance Sheets under U.S. GAAP as of December, 31, 2014 and 2013:

	2014		2013
Assets
Cash and cash equivalents (1)	Ps.	17,173,577	Ps.	13,583,939
Trading securities		4,659,762		7,127,700
Investment securities		21,751,606		18,136,458
Loans		108,969,805		93,924,356
Financial leases		8,672,029		8,103,399
Allowance for loans, financial leases and other receivables losses		(2,894,482)		(2,615,733)
Property, plant and equipment, net		5,744,058		5,204,238
Other assets, net		17,478,217		14,040,246
Total assets	Ps.	181,554,572	Ps.	157,504,603
Liabilities and shareholders’ equity
Liabilities
Deposits	Ps.	114,396,855	Ps.	101,179,535
Long-term debt		34,115,764		30,241,480
Other liabilities		12,454,035		9,617,757
Total liabilities		160,966,654		141,038,772
Shareholders’ equity
Controlling interest shareholders’ equity		12,756,076		9,536,534
Non-controlling interest		7,831,842		6,929,297
Total shareholders’ equity		20,587,918		16,465,831
Total liabilities and shareholders’ equity	Ps.	181,554,572	Ps.	157,504,603

(1)
Under Colombian Banking GAAP, interbank loans and remittances of negotiated checks in transit are considered as cash equivalents. These loans and remittances do not meet the definition of cash equivalents under U.S. GAAP and therefore they were reclassified to the loan portfolio. This reclassification amounted to Ps. 1,874,939 and Ps. 2,802,709 as of December 31, 2014 and 2013, respectively. In addition, at December 31, 2014 and 2013 cash and cash equivalents included Ps. 91,711 and Ps. 134,966 and Ps. 147,757, and Ps. 123,127, respectively from Promigas and VIEs consolidated under U.S. GAAP.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)
iii)	2. Supplemental Condensed Consolidated Statements of Income:

The following are the Condensed Consolidated Statements of Income under U.S. GAAP for the years ended December 31, 2014, 2013 and 2012:

	2014 (1)		2013 (2)		2012 (2)
Total interest income	Ps.	10,517,676	Ps.	9,448,306	Ps.	8,897,567
Total interest expense		(4,328,374)		(3,802,411)		(3,894,673)
Net interest income		6,189,302		5,645,895		5,002,894
Provision for loans, leases and other receivables		(1,389,607)		(1,113,542)		(971,727)
Net interest income after provision for loans, leases and other receivables		4,799,695		4,532,353		4,031,167
Income from investment portfolio		1,374,149		1,312,282		1,407,022
Other income		4,844,156		4,241,287		4,011,182
Other expenses		(6,490,019)		(5,719,922)		(5,298,657)
Income before income taxes		4,527,981		4,366,000		4,150,714
Income tax expense		(1,604,314)		(1,617,713)		(1,557,341)
Net income		2,923,667		2,748,287		2,593,373
Net income attributable to non-controlling interest		(1,068,767)		(1,115,816)		(1,028,897)
Net income attributable to Grupo Aval’s shareholders	Ps.	1,854,900	Ps.	1,632,471	Ps.	1,564,476

(1)	Includes the results for the year ended December 31, 2014, related to the acquisition Reformador Group and Bilbao Vizcaya Panama Bank. (See note (m)).

(2)
Includes the result for the nine months period ended December 31, 2013 related to the acquisition of Horizonte and one month period ended December 31, 2012 to the acquisition of Promigas (See note (n)).

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

iii)	3. Supplemental Condensed Consolidated Statements of Cash Flows

The following are the Supplemental Condensed Consolidated Statements of Cash Flows under U.S. GAAP for the years ended December 31, 2014, 2013 and 2012:

	2014 (1)		2013 (2)		2012 (2)
Net income	Ps.	2,923,667	Ps.	2,748,287	Ps.	2,593,373
Adjustments to reconcile net income to net cash used by operating activities		7,949,416		5,547,680		1,144,698
Net cash provided by operating activities		10,873,083		8,295,967		3,738,072
Net cash used in investing activities (3)		(17,516,916)		(19,074,650)		(17,726,675)
Net cash provided by financing activities		7,450,633		13,696,776		15,878,221
Effect of exchange rate changes on cash and cash equivalents		2,782,838		519,831		(515,194)
Increase in cash and cash equivalents		3,589,638		3,437,924		1,374,422
Cash and cash equivalents at beginning of period		13,583,939		10,146,015		8,771,593
Cash and cash equivalents at end of period	Ps.	17,173,577	Ps.	13,583,939	Ps.	10,146,015
Non-cash transactions:
Foreclosed assets	Ps.	78,050	Ps.	81,208		$96,456

Non-monetary transactions in Promigas business combination (Net) (See note (m)).	Ps.	–	Ps.	–	Ps.	1,779,567

(1)	Includes the results for the year ended December 31, 2014, related to the acquisition Reformador Group and Bilbao Vizcaya Panama Bank. (See note (m)).

(2)
Includes the results for the nine months period ended December 31, 2013 related to the acquisition of Horizonte and one month period ended December 31, 2012 related to the acquisition of Promigas (See note (n)).

(3)	This caption includes cash acquired in business acquisition during 2013 by Ps. 1,437,644, during 2012 by Ps. 248,425 (See note m).

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

iii)	4. Supplemental Condensed Consolidated Statements of Shareholders’ Equity

The following are the Supplemental Condensed Consolidated Statements of Shareholders’ Equity under U.S. GAAP for the years ended December 31, 2014 and 2013:

	2014		2013
Controlling interest shareholders’ equity under U.S. GAAP
Balance at the beginning of the year	Ps.	9,536,534	Ps.	7,426,225
Issuance of common and preferred shares		2,722,319		2,114,477
Additional paid capital in acquisition of non-controlling interest		(192,924)		(375,294)
Receivables for issuance of equity		6,240		88,697
Net income		1,854,900		1,632,471
Dividends declared		(1,191,686)		(975,916)
Other comprehensive income		20,693		(374,126)
Balance at the end of the year		12,756,076		9,536,534
Non-controlling interest under U.S. GAAP:
Balance at beginning of year		6,929,297		6,369,913
Net income attributable to non-controlling interests		1,068,767		1,115,816
Other comprehensive income attributable to non-controlling interests		105,850		23,591
Increase in capital paid in subsidiaries		665,692		458,206
Dividends declared and others, net		(937,764)		(1,038,229)
Balance at the end of the year		7,831,842		6,929,297
Total shareholders’ equity under U.S. GAAP	Ps.	20,587,918	Ps.	16,465,831

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

iii)	5. Supplemental Consolidated Comprehensive Income:

The following are the Supplemental Consolidated Statements of Comprehensive Income under U.S. GAAP for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012
Net income	Ps.	2,923,667	Ps.	2,748,287	Ps.	2,593,373
Other comprehensive income (loss), net of deferred income tax:
Unrealized (loss) or gain on securities available for sale (1)		37,418		(432,975)		198,062
Pension plan and other benefits to employees		26,875		34,700		(43,556)
Cumulative translation adjustments		1,355,193		355,149		(340,485)
Derivatives – Hedge accounting gains (loss)		(1,292,940)		(307,410)		309,780
Other comprehensive (loss) income		126,546		(350,536)		123,801
Total comprehensive income		3,050,213		2,397,751		2,717,174
Net income attributable to non-controlling interest		(1,068,767)		(1,115,816)		(1,028,897)
Other comprehensive income attributable to non-controlling interest		(105,850)		(23,591)		(94,759)
Comprehensive income attributable to non-controlling interest		(1,174,617)		(1,139,407)		(1,123,656)
Comprehensive income attributable to Grupo Aval	Ps.	1,875,596	Ps.	1,258,344	Ps.	1,593,518

(1)	See changes in unrealized gain (losses) in Section i) investment securities and derivatives.

A detail of the changes during the period in Accumulated Other Comprehensive Income (loss), including the related income tax effects, is presented below:

	2014
	Before – tax Amount		Tax (expense) Benefit		Net-of-tax Amount
Unrealized loss on securities available for sale		51,888		(14,470)		37,418
Addition (Reduction) in pension liability		30,823		(3,948)		26,875
Derivatives – hedge accounting		(1,292,940)		–		(1,292,940)
Cumulative translation adjustment		1,349,747		5,446		1,355,193
Change in other comprehensive income (loss)	Ps.	139,518	Ps.	(12,972)	Ps.	126,546

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

	2013
	Before – tax Amount		Tax (expense) Benefit		Net-of-tax Amount
Unrealized loss on securities available for sale	Ps.	(640,960)	Ps.	207,985	Ps.	(432,975	)(1)
Addition (Reduction) in pension liability		52,576		(17,876)		34,700
Derivatives – Hedge accounting		(307,410)		–		(307,410)
Cumulative translation adjustment		355,149		–		355,149
Change in other comprehensive income	Ps.	(540,645)	Ps.	190,109	Ps.	(350,536)

	2012
	Before – tax Amount		Tax (expense) Benefit		Net-of-tax Amount
Unrealized gain on securities available for sale	Ps.	335,612	Ps.	(137,550)	Ps.	198,062
Addition (Reduction) in pension liability		(68,291)		24,735		(43,556)
Derivatives – Hedge accounting		309,780		–		309,780
Cumulative translation adjustment		(340,485)		–		(340,485)
Accumulated other comprehensive income	Ps.	236,616	Ps.	(112,815)	Ps.	123,801

The following table relates to the accumulated unrealized gain on securities available for sale:

	2014							2013							2012
	Before - tax amount			Tax (expense) benefit		Net-of-tax amount		Before - tax amount			Tax (expense) benefit		Net-of-tax amount		Before - tax amount			Tax (expense) benefit		Net-of-tax amount
Unrealized taxable net gain/ (loss) on securities available for sale	Ps.	(119,427)		Ps.	46,576	Ps.	(72,851)	Ps.	(179,547)		Ps.	61,046	Ps.	(118,501)	Ps.	432,174		Ps.	(146,939)	Ps.	285,235
Unrealized non-taxable net gain on securities available for sale		219,293			–		219,293		227,525			–		227,525		256,764			–		256,764
Accumulated other comprehensive income	Ps.	99,866	(1)	Ps.	46,576	Ps.	146,442	Ps.	47,978	(1)	Ps.	61,046	Ps.	109,024	Ps.	688,938	(1)	Ps.	(146,939)	Ps.	541,999

(1)	See changes in unrealized gains (losses) in Section i) investment securities and derivatives.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Components of Accumulated Other Comprehensive Income for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Unrealized Gains (losses) on securities net of taxes		Additional minimum pension liability		Cumulative translation adjustment(*)		Less: Accumulated other comprehensive income attributable to non-controlling interests		Total accumulated other comprehensive income (loss) attributable to Grupo Aval
Beginning balance 2011		343,937		(101,583)		20,017		69,760		192,611
Current-period change		198,062		(43,556)		(30,705)		94,759		29,042
Ending balance 2012		541,999		(145,139)		(10,688)		164,522		221,650
Current-period change		(432,975)		34,700	47,739|			23,591		(374,127)
Ending balance 2013		109,024		(110,439)		37,051		188,113		(152,477)
Current-period change		37,418		26,875		62,253		105,850		20,696
Ending balance 2014	Ps.	146,442	Ps.	(83,564)	Ps.	99,304	Ps.	293,963	Ps.	(131,781)

(*)
Cumulative translation adjustment is presented net of Ps. (1,344,577) Ps. (51,637) and Ps. 255,773 in 2014, 2013 and 2012, respectively; as part of the hedge of net investments in foreign subsidiaries made during the years ended December 31, 2014, 2013, and 2012 respectively, see Note 30.s).

The table below presents effects on net income of significant amounts reclassified out of each component of accumulated OCI before and after tax for the years ended December 31, 2014 and 2013.

		Reclassifications out of accumulated OCI
Accumulated OCI components	Income statement line Item	December 31, 2014		December 31, 2013
Available for sale debt securities
Income from investment portfolio	Income from investment portfolio	Ps.	118,803	Ps.	339,657
	Income before income taxes		118,803		339,657
	Income tax expense		(40,393)		(115,483)
	Net income		78,410		224,174
Employee benefit plans
Net transition obligation	Other expenses		(10,088)		(7,765)
Net actuarial gain (loss)	Other expenses		16,359		(14,710)
	Loss before income taxes		6,271		(22,475)
	Income tax expense		(2,132)		7,642
	Net income		4,139		(14,833)
Total reclassification adjustments		Ps.	82,549	Ps.	209,341

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

Under U.S. GAAP, specifically ASC 740 “Income taxes", deferred tax assets or liabilities are recognized for all temporary differences between the financial and tax bases of assets and liabilities, unless a specific exception exists. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in ASC 740.  A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that the asset will not be realized.  In addition, under U.S. GAAP during 2014, 2013 and 2012, Grupo Aval calculated the carrying amount of certain property and equipment acquired based on the simultaneous equations method in accordance to ASC 740-10-25-51.

The difference between the deferred income tax balance as per Colombian Banking GAAP and the balance for U.S. GAAP is associated with two different effects the first is the different methods used to recognize and measure deferred income tax, and the second is the tax effect of pretax accounting differences between U.S. GAAP and Colombian Banking GAAP.

	2014		2013
Deferred tax from different methodology under U.S. GAAP.		(412,059)		(383,290)
Deferred tax on U.S. GAAP adjustments.		(241,785)		(195,518)
Net deferred tax (liability) under U.S. GAAP	Ps.	(653,844)	Ps.	(578,808)

Until December 31, 2012 the income tax rate in Colombia was 33%. According to a tax law issued in Colombia in December 2012, starting in 2013 the income tax rate was decreased from 33% to 25%. In addition, a new income tax (CREE, for its acronym in Spanish) was created through this amendment. The rate for this new tax was 9% for 2013, 2014 and 2015. The CREE did not allow for the realization of net operating loss carry forward or excess of presumptive income carryforwards against the related taxable income. The effect of this change in the income tax rate increases the income taxes charged during the year ended December 31, 2013 by approximately Ps.45,601. Also, in December 2012, based on the new income tax law in Colombia, the income tax rate for occasional gains decreased from 33% in 2012 to 10% in 2013 thereafter.

In December 2014, a new tax law was issued in Colombia. Under the new law an additional surtax to CREE was created increasing such tax to 14% in 2015, 15% in 2016, 17% in 2017, 18% in 2018 and 9% for the following years. In addition, companies can deduct net operating loss and excess of presumptive income recognized since 2015 from their tax income. The new rates were used in order to calculate the deferred taxes under U.S. GAAP for 2014.

Income before income taxes under U.S. GAAP for the years ended December 31, 2014, 2013 and 2012 is comprised of the following:

	2014		2013		2012
Domestic pre-tax income	Ps.	3,554,007	Ps.	2,990,334	Ps.	3,526,188
Foreign pre-tax income		973,974		1,375,666		624,526
Total pre-tax income	Ps.	4,527,981	Ps.	4,366,000	Ps.	4,150,714

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Income tax expense from continuing operations under U.S. GAAP for the years ended December 31, 2014, 2013 and 2012 is comprised of the following:

	2014		2013		2012
Domestic current income tax expense	Ps.	1,253,603	Ps.	1,366,878	Ps.	1,168,875
Foreign current income tax expense		229,569		183,544		164,488
Total current income tax expense		1,483,172		1,550,422		1,333,363
Domestic deferred income tax (benefit) expense		127,113		68,404		210,161
Foreign deferred income tax (benefit) expense		(5,971)		(1,113)		13,817
Total deferred income tax (benefit) expense		121,142		67,291		223,978
Total	Ps.	1,604,314	Ps.	1,617,713	Ps.	1,557,341

For the years ended December 31, 2014, 2013 and 2012, Grupo Aval recorded Ps. (12,972), Ps. 190,109 and Ps. (112,815), respectively, of deferred income tax expense (benefit) in Other Comprehensive Income.

Income tax expense related to subsidiaries located in the Colombian jurisdiction represented 86.06%, 88.72% and 88.55% during the years ended December 31, 2014, 2013 and 2012, respectively, of the total amounts reported by the Group.

Temporary differences between the amounts reported in the Consolidated Financial Statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2014 and 2013 were as follows:

	2014		2013
Deferred tax assets:
Accrual of employee benefits	Ps.	74,107	Ps.	81,834
Tax loss carry forwards and tax credits for excess of minimum presumptive income generated in previous years		165,659		163,169
Derivatives		205,170		–
Accrued expenses		112,037		144,791
Trust assets		22,160		16,266
Unrealized gain on investment securities		65,695		54,037
Foreclosed assets		9,201		–
Other		9,645		7,166
Total gross deferred tax assets		663,674		467,263
Less valuation allowance		(115,826)		(107,743)
Net deferred tax assets	Ps.	547,848	Ps.	359,520

	2014		2013
Deferred tax liabilities:
Allowance for loans, leases and other receivables	Ps.	(208,127)	Ps.	(239,010)
Fixed assets		(242,217)		(236,562)
Derivatives		–		(96,085)
Goodwill		(47,158)		(39,079)
Intangible assets and deferred charges, net		(207,759)		(200,490)
Investment securities		(56,912)		(46,557)
Inflation adjustments		(254)		(484)
Outside basis (1) (2)		(439,265)		(80,061)
Total deferred liabilities		(1,201,692)		(938,328)
Net deferred tax (liability) under U.S. GAAP	Ps.	(653,844)	Ps.	(578,808)

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(1)
As of December 31, 2014, this caption includes a deferred tax liability amounting to Ps. 363,625 calculated over exchange difference gains on foreign currencies by Ps. 1,069,484 on foreign Grupo Aval investment in Leasing Bogotá Panamá subsidiary, recorded as income in 2014 for local purposes which for tax purposes are considered nontaxable income until they would be realized by investment sale, due to a change in the tax rules in Colombia established under Law 1314 of 2014.  These exchange difference gains are a portion of the cumulative translations adjustments under U.S. GAAP of Grupo Aval equity.

(2)	The deferred tax liability related to the outside basis corresponds to retained earnings from subsidiaries abroad.

Under Colombian tax law, certain acquisitions of property, plant and equipment have an additional deduction over the total depreciation of such assets, equivalent to 30% for property, plant and equipment purchased from 2004 through 2006, 40% from 2007 through 2009 and 30% during 2010. After 2010, this additional deduction was eliminated, except for the leasing operations of the subsidiary Banco de Occidente which according to a special agreement signed with the Colombian Government maintains this deduction of 30% until 2028.  This additional deduction is recognized in the income tax return in the year that such assets are purchased. Under Colombian Banking GAAP, there is an immediate recognition in the consolidated statement of income of such deduction through the current income tax expense.

Under U.S. GAAP, specifically ASC 740-10-25-51, “Income tax” the tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate consolidated statement of income recognition. The simultaneous equation method shall be used to record the assigned value of the asset and the related deferred tax asset. Therefore, for the purpose of this reconciliation, the initial temporary difference related to this deduction was calculated according to ASC 740-10-25-51 and is recorded as a deferred tax asset, decreasing the book value of these assets. Thereafter, the deductions taken in computing current income tax expense for both Colombian Banking GAAP and U.S. GAAP are offset by decreases in the corresponding deferred tax asset under U.S. GAAP.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal level of deferred tax liabilities, and projected future taxable income when making this assessment. Based upon the historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that Grupo Aval will not recover a portion of its future net operating tax loss carryforward with taxable income. Therefore, a valuation allowance was provided against this amount for a total of Ps. 115,826 and Ps. 107,743 as of December 31, 2014 and 2013, respectively, to reduce the deferred tax assets to the amount more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are not achieved. Deferred tax assets recognized are supported by the reversals of the deferred tax liabilities.

The U.S. GAAP adjustments shown in the shareholders’ equity reconciliation for deferred income taxes of Ps. (884,054) and Ps. (863,239) in 2014 and 2013, respectively, are determined as the difference between the U.S. GAAP net deferred tax (liability) asset balances for both 2014 and 2013 and the Colombian Banking GAAP net deferred tax liability balances for the corresponding years. Both of these amounts have been adjusted for the cumulative effects derived from the amortization of the deferred tax assets recognized upon the acquisition of the underlying property and equipment pursuant to ASC 740-10-25-51 and the impact of the deferred tax assumed from the business combinations (see note m), as shown in the following table:

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

	2014		2013
Net deferred tax (liability) under U.S. GAAP	Ps.	(653,844)	Ps.	(578,808)
Reclassification from property, plant and equipment of gross additional tax deduction according to ASC 740-10-25-51		(460,800)		(395,414)
Deferred income tax from Promigas consolidation		(43,646)		(27,397)
Net deferred tax liability under Colombian Banking GAAP		274,236		138,380
Difference to be recognized under U.S. GAAP shareholders’ equity	Ps.	(884,054)	Ps.	(863,239)

The activity of the difference to be recognized under U.S. GAAP shareholders’ equity during 2014, 2013 and 2012 was as follows:

	2014		2013		2012
Balance at the beginning of the year	Ps.	(863,239)	Ps.	(912,597)	Ps.	(257,723)
Adjustment to reconciliation of consolidated net income		14,719		(27,756)		(176,158)
Business combination of the year (1)		–		(50,885)		(365,902)
Reclasification of previous year business combination (2)		(22,562)		(62,110)		–
Decrease (increase) in Other Comprehensive Income		(12,972)		190,109		(112,815)
Balance at the end of the year	Ps.	(884,054)	Ps.	(863,239)	Ps.	(912,597)

(1)
The balance shown in the 2013 column relates to the deferred income tax balance at the acquisition date of Horizonte by Ps. (30,493), BBVA Panama by Ps. (10,264) and Grupo Reformador by Ps. (10,128).  On the other hand, the balance shown in 2012 relates to the deferred income tax balance at the acquisition date of Promigas by Ps. (326,964) and Intrex by Ps. (38,938).

(2)
This balance represents the deferred income tax of BAC Credomatic at the date of its acquisition in 2010, which since then was included in the U.S. GAAP adjustment of business combination (m). In 2014 and 2013 Grupo Aval reclassified this balance in order to present it within the U.S. GAAP adjustment of deferred income taxes in the equity reconciliation.

The Colombian statutory income tax rate was 34% for year 2014 and 2013 and 33% for 2012 which differs from the 34.40%, 37.05% and 37.52% effective tax rates for years 2014, 2013 and 2012, respectively, due to the following differences which reconcile the statutory income tax with the reported income tax expense:

	2014		2013		2012
Income before income tax under U.S. GAAP	Ps.	4,527,981	Ps.	4,366,000	Ps.	4,150,714
Income tax as per statutory rate	Ps.	1,539,513	Ps.	1,484,440	Ps.	1,369,735
Tax effect on non-deductible expenses
Non deductible expenses (1)		263,453		285,787		305,762
Equity tax		–		7,578		6,555
Other		6,797		–		4,808
Total tax effect on non-deductible		270,248		355,957		365,552
Tax effect on non- taxable income
Securities income recorded by equity method		(11,458)		(63,937)		(36,180)
Profit on investment securities sold		(18,416)		(2,037)		(1,894)
Dividends received		(36,406)		(83,629)		(20,384)
Recovery of profits		–		(9,970)		(16,091)
Equity tax		(14,671)		–		–
Exempt income		(80,425)		(62,592)		(48,427)
Other		(20,096)		(23,927)		–
Total effect on non-taxable income		(181,472)		(246,092)		(122,976)
Enacted tax rate		(32,059)		–		(78,951)
( Decrease) increase in the valuation allowance		8,083		23,408		23,981
Income tax expense	Ps.	1,604,314	Ps.	1,617,713	Ps.	1,557,341

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(1)
This item include allowance over assets, local taxes, losses in valuation on investments and other expenses that are not deductible for tax purposes. They also included in 2012 Ps. 269,802, which corresponds to pre-existing participation in Promigas (see note (m)).

2)	ASC 740-10 “Uncertainty in income taxes”

Provisions contained in ASC 740 – 10, related to uncertainty in income taxes, prescribe a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of unrecognized tax benefits taken or expected to be taken in a tax return. The amount of unrecognized tax benefits identified at December 31, 2014, 2013 and 2012 are the amount that would affect the effective tax rate, if recognized. The total amount of unrecognized tax benefits in 2014, 2013 and 2012 was as follows:

	2014		2013		2012
Unrecognized tax benefits, opening balance	Ps.	87,867	Ps.	69,056	Ps.	67,123
Gross increases - current-period tax positions		19,018		32,149		27,181
Increase from prior year		20,387		764		–
Decrease in previous years (for closed periods)		(22,007)		(14,102)		(25,248)
Unrecognized tax benefits ending balance		105,265		87,867		69,056
Interest and penalties		32,298		37,181		28,674
Total		137,563		125,048		97,730
Unrecognized tax benefits recognized through business combination adjustment (1) (2)		–		(19,913)		(29,053)
Difference to be recognized under U.S. GAAP shareholders’ equity	Ps.	137,563	Ps.	105,135	Ps.	68,677

(1)	Includes Ps. 11,631 of taxes, and Ps. 8,282 of interest and penalties, as of December 31, 2013.
(2)	Includes Ps. 18,531 of taxes, and Ps. 10,522 of interest and penalties, as of December 31, 2012.

The business combination amount relates to the difference between Colombian Banking GAAP and U.S. GAAP relating to business combinations and is included within row (m) of the U.S. GAAP reconciliations.

Included in the balance of total unrecognized tax benefits at December 31, 2014, are potential benefits of Ps. 105,265 and Ps. 32,298 of interest and penalties that if recognized, would affect the effective tax rate on income from continuing operations.

Ps. 3,400, Ps. 10,749, and Ps. 3,361 of interests and penalties related to unrecognized tax benefits were recognized in income tax expense for 2014, 2013 and 2012, respectively.

Grupo Aval is not aware of positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will be significantly increased or decreased within the next 12 months from the reporting date.

The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit, which is recognized as a reduction to a deferred tax asset in certain circumstances. The application of the ASU 2013-11 (Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force) did not have a significant impact in Grupo Aval's accounting records under U.S. GAAP.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The open tax years of the major companies of Grupo Aval are as follows:

Company	Open tax year
Banco de Bogotá S. A.	2014 and 2013
Banco Comercial AV Villas S. A.	2014 to 2009 and 2007
Banco Popular S. A.	2014 to 2012
Banco de Occidente S. A.	2014 to 2012
Grupo Aval Acciones y Valores S. A.	2014 and 2013

b)	Employee benefit plans:

The following tables provide the components of the net periodic benefit costs charged to the consolidated Statement of Income:

	Pension plans						Other benefits
	2014		2013		2012		2014		2013		2012
Components of net periodic benefit cost
Service cost	Ps.	–	Ps.	13	Ps.	59	Ps.	26,020	Ps.	24,484	Ps.	20,234
Interest cost		27,404		26,397		27,239		19,672		22,900		21,330
Amortization of net transition obligation		6,205		5,963		5,911		3,883		1,802		1,845
Amortization of net actuarial (gain) or loss		(9,742)		12,853		6,261		(15,617)		1,857		15,003
Net periodic pension cost under U.S. GAAP		23,867		45,226		39,470		33,958		51,043		58,412
Net periodic pension cost from Promigas Consolidation (See note m ii)		555		(54)		–		(114)		(1,394)		–
Net periodic pension cost under Colombian Banking GAAP		(34,996)		(43,960)		(43,271)		(39,014)		(42,883)		(46,937)
Difference recognized under U.S. GAAP	Ps.	(10,574)	Ps.	1,212	Ps.	(3,801)	Ps.	(5,170)	Ps.	6,766	Ps.	11,475

The following table provides a reconciliation of the changes in the pension and other benefit obligations for the years ended December 31, 2014 and 2013 and a statement of funded status as of December 31, 2014 and 2013:

	Pension plans				Other benefits
	2014		2013		2014		2013
Change in projected benefit obligation
Unfunded benefit obligation at beginning of year	Ps.	383,782	Ps.	426,314	Ps.	274,101	Ps.	268,125
Service cost		–		13		26,020		24,484
Interest cost		27,404		26,397		19,672		22,900
Actuarial (gain)/loss, net		2,395		(31,600)		(49,992)		1,498
Pension settlement		(4,116)		(2,058)		–		–
Benefits paid		(32,283)		(34,044)		(42,002)		(42,906)
Unfunded benefit obligation at end of year		377,182		385,022		227,799		274,101
Plan asset		–		(1,240)		–		–
Net accrued benefit plans under U.S. GAAP		377,182		383,782		227,799		274,101
Net accrued benefit plans from Promigas consolidation (see note m)		(428)		(468)		(7,699)		(11,367)
Accrued benefit cost under Colombian Banking GAAP		(312,081)		(313,435)		(44,563)		(45,836)
Difference recognized under U.S. GAAP shareholders’ equity	Ps.	64,673	Ps.	69,879	Ps.	175,537	Ps.	216,898

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Pension Plan

The measurement of pension plan obligations differs from Colombian Banking GAAP to U.S. GAAP basically due to the fact that Colombian Banking GAAP requires a calculation of the estimated liability using the actuarial methodology mortality data and projection rates determined by law, including but not limited to, actuarial assumptions or increase rates. For U.S. GAAP purposes, actuarial valuations of pension plans are performed annually using the projected unit credit method, which requires the use of entity and market specific assumptions.

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

Disclosure and calculation of differences under U.S. GAAP

	Pension Plans				Other Benefits
	2014		2013		2014		2013
Net amount recognized in the Consolidated Balance Sheet at December 31,
Statement of Financial Position
Current liabilities	Ps.	33,537	Ps.	34,496	Ps.	48,649	Ps.	40,819
Noncurrent liabilities		343,645		349,286		179,150		231,516
Amount recognized in financial position	Ps.	377,182	Ps.	383,782	Ps.	227,799	Ps.	274,101
Accumulated other comprehensive income
Net actuarial losses	Ps.	(65,741)	Ps.	(53,604)	Ps.	(18,430)	Ps.	(52,804)
Net transition obligation		(42,888)		(49,093)		(7,946)		(11,830)
Total at December 31	Ps.	(108,629)		(102,697)	Ps.	(26,376)	Ps.	(64,634)
Deferred income tax		40,875		34,916		12,070		21,796
Accumulated other comprehensive income	Ps.	(67,754)	Ps.	(67,781)	Ps.	(14,306)	Ps.	(42,658)

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Changes in the accumulated other comprehensive income before income tax during the years 2014, 2013 and 2012 are described as follows:

	Pension Plans						Other Benefits
	2014		2013		2012		2014		2013		2012
(Increase) decrease in accumulated other comprehensive income
Recognized during year - transition obligation	Ps.	(6,205)	Ps.	(5,963)	Ps.	(5,911)	Ps.	(3,883)	Ps.	(1,802)	Ps.	(1,845)
Recognized during year - net actuarial losses/(gains)		2,395		(31,600)		45,937		(49,992)		1,498		51,370
Occurring during year - net actuarial (losses)/gains		9,742		(12,853)		(6,261)		15,617		(1,857)		(15,003)
Accumulated other comprehensive income before income tax	Ps.	5,932	Ps.	(50,416)	Ps.	33,765	Ps.	(38,258)	Ps.	(2,161)	Ps.	34,522

The effect of a one-percentage-point increases or decreases in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit costs as well the effects on the accumulated postretirement benefit obligation for health care benefits are displayed in the table below. Measuring the sensitivity of the accumulated postretirement benefit obligation and the combined service and interest cost components to a change in the assumed health care cost trend rates requires remeasuring the accumulated postretirement benefit obligation as of the beginning and end of the year.

Assumed health care cost trend rates have an effect on the amounts reported for the health care planes. One percentage point change in assumed health care cost trend rates would have the following effects:

	1% Percentage Point
	Increase		Decrease
Total of service and interest cost	Ps.	812	Ps.	714
Total projected benefit obligation	Ps.	9,826	Ps.	11,197

Grupo Aval expects the following amounts in other comprehensive income to be recognized as components of net periodic pension cost related to the pension plan and other benefits during 2015:

	Pension		Other benefits
Net transition obligation	Ps.	3,559	Ps.	948
Net gain		2,852		948
Total	Ps.	6,411	Ps.	1,896

The economic assumptions adopted (shown below in nominal terms) are used in determining the actuarial present value of pension obligation and the projected pension obligations for the plan years:

	Pension Plans		Other Benefits
	2014	2013	2014	2013
Discount rate	7.60%	7.50%	7.60%	7.50%
Rate of compensation increases	3.00%	3.00%	3.00%	3.00%
Rate of pension increases	3.00%	3.00%	–	–

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Estimated Future Benefit Payments

The benefit payments, which reflect expected future services, as appropriate, are expected to be paid as follows:

	Pension		Other benefits
2015	Ps.	33,537	Ps.	48,649
2016		33,127		30,535
2017		32,217		35,084
2018		30,888		31,139
2019		29,158		28,863
Years 2020 – 2024		118,704		112,182
c)	Fixed assets:

The following table shows the adjustments for each item:

	Net income						Shareholders’ equity
	2014		2013		2012		2014		2013
Reversal of depreciation recorded under Colombian Banking GAAP on property, plant and equipment acquired with income tax benefits	Ps.	29,592	Ps.	29,666	Ps.	55,556	Ps.	273,248	Ps.	243,656
Business combination (see note m)		–		–		–		6,690		6,690
Reversal of provisions under Colombian Banking GAAP		9,995		2,785		(14,575)		19,466		9,471
Total	Ps.	39,587	Ps.	32,451	Ps.	40,981	Ps.	299,404	Ps.	259,817

Depreciation adjustment on property, plant and equipment purchased with income tax benefits

Under Colombia tax law, certain acquisitions of property, plant and equipment have an additional deduction over the total depreciation of such assets, recognized in the income tax return on the year when such assets are purchased. Under U.S. GAAP, specifically ASC 740-10-25-51, the tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset does not result in immediate income statement recognition and, thus, is recorded as a deferred tax asset, which results in a decrease in the book value of such assets. For any previously recognized gains a debit should be recognized to the income statement for the difference between the valuation and the current book value of the assets.

This adjustment relates to the lower amount of depreciation expense and accumulated depreciation of certain property, plant and equipment to be recognized for U.S. GAAP purposes. This is due to the fact that the book value of these assets is lower than the amount presented under Colombian Banking GAAP based on the recognition under U.S. GAAP of the related deferred tax asset on additional tax deductions (See literal a)(1) above). This deduction was discontinued by the authorities in 2011, except for leasing operations of Banco de Occidente which according to a special agreement signed with the Colombian Government will maintain a deduction of 30% until 2028.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

Under U.S. GAAP and based on triggering events and subsequent calculations following the guidance mentioned above, Grupo Aval did not need to record impairments in long-lived assets during 2014, 2013 and 2012. Under Colombian Banking GAAP impairment is reviewed every three years, while impairment under U.S. GAAP is reviewed yearly or upon any triggering events.

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

Under U.S. GAAP, such reappraisals of assets are not allowed and, therefore, are reversed out for the purpose of this U.S. GAAP reconciliation. This adjustment does not have impact on the reconciliation of the Statement of Income because under Colombian Banking GAAP, reappraisals are not amortized. The total effect of this adjustment decreases the shareholders’ equity under U.S. GAAP by Ps. 1,644,131, and Ps. 1,454,550 as of December 31, 2014 and 2013, respectively.

e)	Allowance for losses on loans, leases and foreclosed assets:

The following summarizes the allowance for loan and lease losses and foreclosed assets under Colombian Banking GAAP and U.S. GAAP:

	2014		2013
Allowance for loans losses, financial leases losses and other receivables under Colombian Banking GAAP:
Allowance for loans and financial lease losses	Ps.	(3,413,680)	Ps.	(3,073,035)
Allowance for accrued interest and other receivables		(268,304)		(227,372)
		(3,681,984)		(3,300,407)
U.S. GAAP adjustments:
Business combination (1)		228,204		240,342
Difference recognized in shareholders’ equity under U.S. GAAP (2)		560,421		445,432
Allowance for certain variable interest entities (See iv)r) (3)		(1,123)		(1,099)
Allowance for loans losses, financial leases losses and other receivables under U.S. GAAP		(2,894,482)		(2,615,733)
Allowance for foreclosed assets under Colombian Banking GAAP		(211,584)		(168,708)
Difference recognized in shareholders’ equity under U.S. GAAP (4)		76,763		86,590
Allowance for certain variable interest entities (See iv)r) (3)		(7,882)		(19,796)
Allowance for foreclosed assets under U.S. GAAP		(142,703)		(101,914)
Total difference recognized in shareholders’ equity under U.S. GAAP	Ps.	637,184	Ps.	532,023

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The following table summarizes the U.S. GAAP allowance adjustment losses on financial leases, loans and foreclosed assets to the consolidated statement of income:

	2014		2013		2012
Provision for loan and financial lease losses	Ps.	114,916	Ps.	141,611	Ps.	(94,044)
Accounts receivables		632		211		(210)
Non-performing loans securitization		(1,025)		1,416		(952)
Foreclosed assets		(9,828)		18,243		(11,903)
Adjustment for VIE’s		466		(1,176)		8,744
	Ps.	105,161	Ps.	160,305	Ps.	(98,365)
Gross loans and financial leases	Ps.	117,641,834	Ps.	102,027,755	Ps.	85,983,991
Allowance at the end of the period as a percentage of gross loans		2.46%		2.56%		2.73%

(1)	Business Combinations:

This amount reflects historical adjustments from business combinations, see note (m) for a further description of business combinations. Under Colombian Banking GAAP in a business combination process, the allowance for loan losses of the entity acquired is maintained following the business combination. Under U.S. GAAP, the balances of loan portfolios and their allowances acquired in business combination transactions are adjusted to their fair value.

(2)	Difference recognized in shareholders’ equity under U.S. GAAP:

As established by the Superintendency of Finance, the methodology for evaluating loans and financial leases under Colombian Banking GAAP is based on their inherent risk characteristics and serves as a basis for recording provisions based on loss percentage estimates set out in tables provided directly by the Superintendency of Finance. This methodology reflects economic conditions in the sector in Colombia as well as pro-cyclical components reflecting possible future economic conditions such as expected losses. The tables on pages F-21 and F-23 provide a more detailed description of the subject. Under Colombian Banking GAAP, the loan loss allowance is determined and monitored on an ongoing basis and is established through periodic provisions charged to the condensed Statement of Income.

Commercial and consumer loans number of days the loans are past due are provisioned according to models developed by the Superintendency of Finance, which take into consideration the gains analysis of loans. The allowance for these loans calculated in these models is determined by considering the “expected loss.” The expected loss for these loans is determined by multiplying the exposure to default of the loans by its “probability of default” (likelihood of a borrower defaulting on an obligation within the next 12 months) and its “loan losses” (an estimate of the amount the Bank would expect to lose in the event a borrower defaults). For purposes of calculating “loan losses”, collateralized loans are subject to appraisals by independent third parties. These appraisals may differ from the appraisals that would be calculated when the collateral finally would be recognized. Both the probability of default and the loan loss values are provided by the Superintendency of Finance depending on each category of credit risk and each type of loan. Furthermore, portfolios for which the Superintendency of Finance does not provide a standard model, specifically mortgage and microcredit loans, require a general allowance equal to 1.0% of the gross portfolio value in addition to specific provisions mandated according to the individual loans’ risk category. The table on page F-23 presents more detailed information.

Under Colombian regulations for restructure troubled loans, financial entities should comply with certain local legal requirements. Once in compliance, troubled loans that have been restructured are assigned a risk category in the same way that the performing loans and the allowance is established according to each type of credit and risk category assigned. Recoveries of provisions previously recognized are not permitted until the customer complies with the restructured terms. However, certain loans with guarantees granted by the National Government are exempt from this provision.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)
ASC 310 Subsequent measurement analysis

Under U.S. GAAP, management uses a systematic methodology to establish the amount of allowance for loan losses and the provisions for loan losses it considers appropriate to provide for probable losses in the portfolio.

In compliance with ASC 310, Grupo Aval evaluates loans individually, analyzing each client’s debt profile, financial guarantees, and data from credit reporting services in Colombia. Loans are considered impaired when, based on current information and events, it is probable that the bank will be unable to collect a portion of or all amounts due according to the contractual terms of the original loan agreement, including contractual interest payments. When a loan has been identified as impaired, the amount of impairment is measured as the cash flow of expected repayments discounted using the loan’s contractual interest rate at the time of the calculation or as the fair value of the underlying collateral less estimated selling costs when it is determined that the source of repayment is the liquidation of the underlying collateral.

The allowance consists of specific, historical, and subjective components. The methodology includes the following elements:

–	A periodic detailed analysis of the loan portfolio;

–	A systematic loan grading system;

–	A periodic review of the summary of the allowance for loan losses;

–	Identification of loans to be evaluated on an individual basis for impairment under ASC Section 310-10-35, “Subsequent Measurement” of ASC Topic 310, “Receivables”;

–	Consideration of internal factors such as our size, organizational structure, loan portfolio structure, loan administration procedures, past due and delinquency trends, and historical loss experience;

–	Consideration of risks inherent to different kinds of lending; and

–	Consideration of external factors such as local, regional, and national economic factors;

ASC 450 Loss Contingency Analysis

To calculate the allowance required for smaller balance, portfolios impaired loans and all performing loans, Grupo Aval performs an analysis of historical losses from our consumer and performing commercial loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that have been incurred in such loan portfolios at the balance sheet date, but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Historical loss rates used in the process are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses. Many factors can affect Grupo Aval’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity. Loans are written off when deemed uncollectible. Recoveries of previously written off loans are recorded by decreasing the allowance.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(3)	Allowance for certain variable interest entities:

According to ASC 310-40 this item corresponds to allowances for loans under U.S. GAAP and adjustments for fair value less the costs to sell of foreclosed assets according to variable interest entities that are not consolidated under Colombian Banking GAAP but are required to be consolidated under U.S. GAAP. See note (r).

(4)	Difference recognized in shareholders’ equity under U.S. GAAP for foreclosed assets:

In accordance with Colombian Banking GAAP, foreclosed assets are recognized at fair value and should be sold within two years from the date of foreclosure. During the first year following the date of foreclosure of a real estate asset, a provision equal to 30% of the carrying value of the asset at the time of receipt is recognized in the Consolidated Statement of Income in proportional monthly charges. This provision increases by an additional 30% in proportional monthly charges within the second year following date of foreclosure of the asset. If the legal term for sale has expired, an authorization for extension is required by the Superintendency of Finance. If the authorization is not granted, a provision equal to 80% of the carrying value of the asset should be recognized. If the extension is granted, the remaining 20% of the provision should be recognized by the end of the extension period.

For foreclosed assets that are not real estate, the provision is equal to 35% of the carrying value of the asset at the time of foreclosure and is adjusted in proportional monthly charges within the first year following the receipt. This provision is increased by an additional 35% within the second year. If the legal term for sale has expired without authorization for extension, the provision is increased up to 100%. If extension is granted, the remaining 30% of the provision is recognized by the end of the extension period.

Under U.S. GAAP ASC 310-40, foreclosed assets shall be classified as assets “held-for-sale” and recognized at the lower of their carrying amounts at foreclosure or fair value less the cost to sell, in the period in which all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset, (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. If at any time the criteria in the paragraph above are no longer met, a long-lived asset classified as held for sale is reclassified to in use. Therefore, the foreclosed assets population analysis is the same under both Colombian Banking GAAP and U.S. GAAP. The adjustment reflects the reversal of a portion of the provisions recorded under Colombian Banking GAAP to adjust the value of the assets to the lower of their carrying amount at the date of foreclosure or fair value less costs to sell.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Additional disclosures under ASU 2010-20

The following summarizes each class of financing receivable and the allowance for loan losses under Colombian Banking GAAP and U.S. GAAP as of December 31, 2014 and 2013:

Loan Portfolio Breakdown - by type of loan as of December 31, 2014

	Commercial		Consumer		Residential Mortgage		Microcredit		Financial Leasing		Total
Loans and financial leases portfolio recorded under Colombian Banking GAAP	Rs.	62,764,815	Rs.	33,166,392	Rs.	9,034,677	Rs.	351,781	Rs.	7,438,413	Rs.	112,756,078
U.S. GAAP adjustments and reclassifications:
Leasing operations		–		–		–		–		372,354		372,354
Adjustments related to consolidation of VIEs		(19,498)		–		(8)		–		–		(19,506)
Payments on behalf of customers		69,389		27,539		2,345		1,925		9,607		110,805
Loan origination costs		44,137		154,587		6,498		1,509		8,035		214,766
Loans to finance preferred shares		(113,024)		(38)		–		–		–		(113,062)
Business combinations		152,636		539,420		(86,399)		–		(141)		605,516
Interest received in advance		(26,727)		(24,278)		(2,354)		(21)		(2,045)		(55,425)
Suspension of accruals		–		14,462		1,518		2,346		–		18,326
Loan installments pending application		(30,678)		(241,036)		(340)		(7)		–		(272,061)
Reclassifications under U.S. GAAP(*)		2,653,934		469,956		47,148		7,199		845,806		4,024,043
Gross loan and financial leases portfolio under U.S. GAAP		65,494,984		34,107,004		9,003,085		364,732		8,672,029		117,641,834
Allowance for loan and financial lease losses:
Principal – Colombian Banking GAAP		(1,460,471)		(1,602,265)		(87,264)		(31,223)		(232,457)		(3,413,680)
Interest – Colombian Banking GAAP		(50,547)		(38,841)		(2,282)		(1,278)		(3,423)		(96,371)
U.S. GAAP adjustments:
Other adjustments– Col GAAP		(127,097)		(32,552)		(1,881)		(1,469)		(8,933)		(171,932)
Reduction of allowance for loan losses and lease losses for U.S. GAAP purposes.		212,298		257,878		26,253		(10,487)		74,479		560,421
Adjustment related to consolidation of VIEs		(1,123)		–		–		–		–		(1,123)
Business combinations		168,920		42,053		17,089		–		141		228,204
Allowance for loan losses and financial lease losses under U.S. GAAP		(1,258,020)		(1,373,727)		(48,085)		(44,457)		(170,193)		(2,894,482)
Net book value under U.S. GAAP	Rs.	64,236,964	Rs.	32,733,277	Rs.	8,955,000	Rs.	320,275	Rs.	8,501,836	Rs.	114,747,352

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)
Loan Portfolio Breakdown - by type of loan as of December 31, 2013

	Commercial		Consumer		Residential Mortgage		Microcredit		Financial Leasing		Total
Loans and financial leases portfolio recorded under Colombian Banking GAAP	Ps.	54,855,580	Ps.	27,801,275	Ps.	6,520,119	Ps.	341,857	Ps.	6,994,991	Ps.	96,513,822
U.S. GAAP adjustments and reclassifications:
Leasing operations		–		–		–		–		415,548		415,548
Adjustments related to consolidation of VIEs		(23,225)		–		15,132		–		–		(8,093)
Payments on behalf of customers		69,008		24,867		958		1,352		5,707		101,892
Loan origination costs		76,920		114,192		4,978		1,587		10,204		207,881
Loans to finance preferred shares		(117,880)		(1,417)		–		(5)		–		(119,302)
Business combinations		78,854		448,669		(70,276)		–		(101)		457,146
Interest received in advance		(23,857)		(26,871)		(2,095)		(16)		(2,139)		(54,978)
Suspension of accruals		–		12,799		1,418		2,260		–		16,477
Loan installments pending of application		(33,350)		(243,799)		(680)		(108)		–		(277,937)
Reclassifications under U.S. GAAP(*)		3,599,635		445,354		43,903		7,218		679,189		4,775,299
Gross loan and financial leases portfolio under U.S. GAAP		58,481,685		28,575,069		6,513,457		354,145		8,103,399		102,027,755
Allowance for loan and financial lease losses:
Principal – Colombian Banking GAAP		(1,358,538)		(1,402,461)		(74,315)		(27,778)		(209,943)		(3,073,035)
Interest – Colombian Banking GAAP		(41,695)		(36,669)		(1,549)		(1,162)		(3,347)		(84,422)
U.S. GAAP adjustments:
Other adjustment – Col GAAP		(93,427)		(33,995)		(9,276)		(1,022)		(5,233)		(142,953)
Reduction of allowance for loan losses and lease losses for U.S. GAAP purposes.		201,434		134,565		4,510		(1,256)		83,974		423,227
Adjustment related to consolidation of VIEs		(1,099)		–		–		–		–		(1,099)
Business combinations		203,266		42,053		17,089		–		141		262,549
Allowance for loan losses and financial lease losses under U.S. GAAP		(1,090,056)		(1,296,507)		(63,541)		(31,219)		(134,408)		(2,615,733)
Net book value under U.S. GAAP	Ps.	57,391,629	Ps.	27,278,562	Ps.	6,449,916	Ps.	322,928	Ps.	7,968,990	Ps.	99,412,022

(*)
These reclassifications are mainly related to interbank loans which are recorded as cash equivalents under Colombian Banking GAAP. Under U.S. GAAP, these loans do not meet the definition of cash equivalents, and therefore are recorded and presented as loans in the consolidated balance sheet.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

An analysis of the activity in the allowance for loan losses and financial lease losses under U.S. GAAP for the years ended December 31, 2014, 2013 and 2012 is as follows:

	Commercial		Consumer		Residential mortgage		Leasing transactions		Microcredit		Total
Allowance for loan losses and financial lease losses
Balance as of December 31, 2012	Ps.	(1,064,208)	Ps.	(727,738)	Ps.	(75,583)	Ps.	(128,173)	Ps.	(17,225)	Ps.	(2,012,927)
Write-offs		117,375		642,687		(44,649)		26,939		12,774		755,126
Recovery of write-offs		(67,671)		(61,422)		(3,696)		(8,329)		(1,532)		(142,650)
Provision recorded during the year		13,639		(1,010,750)		62,918		(14,269)		(23,265)		(971,727)
Foreign exchange differences		14,592		5,562		647		739		244		21,784
Balance as of December 31, 2013		(986,273)		(1,151,662)		(60,361)		(123,093)		(29,005)		(2,350,394)
Write-offs		103,765		874,963		3,135		9,733		29,409		1,021,006
Recovery of write-offs		(69,299)		(64,323)		(4,863)		(8,179)		(1,508)		(148,172)
Provision recorded during the period		(129,637)		(941,252)		97		(12,663)		(30,086)		(1,113,542)
Foreign exchange differences		(8,612)		(14,235)		(1,549)		(206)		(28)		(24,630)
Balance as of December 31, 2014		(1,090,059)		(1,296,507)		(63,541)		(134,408)		(31,219)		(2,615,733)
Write-offs		235,882		1,092,785		13,544		35,765		30,679		1,408,655
Recovery of write-offs		(80,614)		(91,697)		(3,833)		(10,460)		(2,599)		(189,203)
Provision recorded during the period		(286,223)		(1,011,271)		9,560		(60,608)		(41,065)		(1,389,607)
Foreign exchange differences		(37,006)		(67,037)		(3,815)		(483)		(253)		(108,594)
Balance as of December 31, 2014	Ps.	(1,258,020)	Ps.	(1,373,727)	Ps.	(48,085)	Ps.	(170,193)	Ps.	(44,457)	Ps.	(2,894,482)

Loans and asset quality

The following tables are presented for each class of financing receivable and provide additional information about Grupo Aval’s credit risks and the adequacy of our allowance for credit losses.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Allowance for loan losses

The following table sets forth the allocation of the allowances by loan category as of December 31, 2014 and 2013:

Allowance for Loan Losses and Outstanding Gross Loan Portfolio as of December 31, 2014

	Commercial			Consumer						Residential mortgage		Leasing transactions		Microcredit		Total
				Credit Card		Automobiles		Personal Loans
Allowance for loan losses under U.S. GAAP:
Evaluated individually for impairment	Ps.	309,932		Ps.	–	Ps.	–	Ps.	195	Ps.	–	Ps.	59,133	Ps.	–	Ps.	369,260
Collectively evaluated for impairment		948,088			370,800		149,677		853,055		48,085		111,060		44,457		2,525,222
Total allowance for loan losses under U.S. GAAP	Ps.	1,258,020		Ps.	370,800	Ps.	149,677	Ps.	853,250	Ps.	48,085	Ps.	170,193	Ps.	44,457	Ps.	2,894,482

Gross Loan Portfolio under U.S. GAAP:
Ending balance: individually evaluated for impairment	Ps.	39,300,298	(1)	Ps.	461	Ps.	93	Ps.	87,112	Ps.	4,952	Ps.	3,744,807	Ps.	–	Ps.	43,137,723
Ending balance evaluated collectively for impairment		26,194,686			8,701,118		4,177,994		21,140,226		8,998,133		4,927,222		364,732		74,504,111
Total Gross Loan Portfolio under U.S. GAAP:	Ps.	65,494,984		Ps.	8,701,579	Ps.	4,178,087	Ps.	21,227,338	Ps.	9,003,085	Ps.	8,672,029	Ps.	364,732		$117,641,834

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Allowance for Loan Losses and Outstanding Gross Loan Portfolio as of December 31, 2013

	Commercial			Consumer						Residential mortgage		Leasing transactions		Microcredit		Total
				Credit Card		Automobiles		Personal Loans
Allowance for loan losses under U.S. GAAP:
Evaluated individually for impairment	Ps.	236,554		Ps.	–	Ps.	–	Ps.	15	Ps.	–	Ps.	25,948	Ps.	–	Ps.	262,517
Collectively evaluated for impairment		853,505			369,586		117,020		809,885		63,541		108,460		31,219		2,353,216
Total allowance for loan losses under U.S. GAAP	Ps.	1,090,059		Ps.	369,586	Ps.	117,020	Ps.	809,900	Ps.	63,541	Ps.	134,408	Ps.	31,219	Ps.	2,615,733

Gross Loan Portfolio under U.S. GAAP:
Ending balance: individually evaluated for impairment	Ps.	34,616,473	(1)	Ps.	281	Ps.	21	Ps.	82,542	Ps.	2,041	Ps.	3,503,207	Ps.	–	Ps.	38,204,564
Ending balance evaluated collectively for impairment		23,865,211			6,875,249		3,402,143		18,214,835		6,511,414		4,600,192		354,149		63,823,190
Total Gross Loan Portfolio under U.S. GAAP:	Ps.	58,481,684		Ps.	6,875,530	Ps.	3,402,162	Ps.	18,297,377	Ps.	6,513,457	Ps.	8,103,398	Ps.	354,149	Ps.	102,027,755

(1)
Loans individually evaluated for impairment that are not considered impaired, additionally are evaluated collectively for impairment according to historical losses experience adjusted to reflect current economic conditions.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Past due loans

The table below sets forth information about Grupo Aval’s past due loans as of December 31, 2014 and 2013:

Ageing analysis of Loan Portfolio by tenor loan portfolio category as  of December 31, 2014

	Between 31 and 60 days		Between 61 and 90 days		Over 90 days		Total Past Due		Current loan portfolio		Total loan Portfolio
Commercial
Non Real Estate	Ps.	143,602	Ps.	130,019	Ps.	677,120	Ps.	950,741	Ps.	57,166,016	Ps.	58,116,757
Real Estate – Construction		3,591		4,885		30,559		39,035		1,287,882		1,326,917
Real Estate -Other		24,703		7,100		90,655		122,458		5,928,852		6,051,310
Total commercial		171,896		142,004		798,334		1,112,234		64,382,750		65,494,984
Consumer
Credit Card		249,887		36,269		182,876		469,032		8,232,547		8,701,579
Automobile		38,392		17,317		43,871		99,580		4,078,507		4,178,087
Personal loans		133,257		201,118		470,674		805,049		20,422,289		21,227,338
Total consumer		421,536		254,704		697,421		1,373,661		32,733,343		34,107,004
Residential mortgages		54,196		14,310		235,186		303,692		8,699,393		9,003,085
Leasing transactions		42,365		48,387		147,461		238,213		8,433,816		8,672,029
Microcredit		9,108		5,126		25,365		39,599		325,133		364,732
Total	Ps.	699,101	Ps.	464,531	Ps.	1,903,767	Ps.	3,067,399	Ps.	114,574,435	Ps.	117.641.834

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Ageing analysis of Loan Portfolio by loan portfolio category as of December 31, 2013

	Between 31 and 60 days		Between 61 and 90 days		Over 90 days		Total Past Due		Current loan portfolio		Total loan Portfolio
Commercial
Non Real Estate	Ps.	83,775	Ps.	69,667	Ps.	498,351	Ps.	651,793	Ps.	51,230,962	Ps.	51,882,755
Real Estate – Construction		1,546		8,495		21,772		31,812		1,176,897		1,208,710
Real Estate -Other		20,638		5,699		59,632		85,970		5,304,250		5,390,220
Total commercial		105,960		83,861		579,755		769,576		57,712,109		58,481,684
Consumer
Credit Card		198,212		29,398		151,977		379,587		6,495,945		6,875,532
Automobile		27,047		18,133		46,156		91,336		3,310,825		3,402,161
Personal loans		122,583		165,964		437,073		725,620		17,571,757		18,297,377
Total consumer		347,842		213,495		635,206		1,196,543		27,378,525		28,575,068
Residential mortgages		44,351		12,166		214,610		271,127		6,242,330		6,513,457
Leasing transactions		39,243		21,490		116,529		177,262		7,926,136		8,103,398
Microcredit		8,059		5,293		20,807		34,159		319,989		354,148
Total	Ps.	545,455	Ps.	336,305	Ps.	1,566,907	Ps.	2,448,667	Ps.	99,579,089	Ps.	102,027,755

Credit quality indicators

The following table illustrates credit risks by category and internally assigned grades for the years ended December 31, 2014 and 2013:

Loan Portfolio Quality Ratios as of the closing of December 31, 2014 and 2013

Exposure in the form of Commercial Loan Portfolio

Loan Portfolio Risk Profile by Credit Rating

	Commercial				Commercial financial leasing
	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
A	Ps.	62,152,722	Ps.	55,250,546	Ps.	7,850,812	Ps.	7,543,150
B		1,534,793		1,756,352		405,421		273,880
C		999,644		764,077		173,033		93,534
D		504,518		427,678		142,101		86,684
E		303,307		283,032		42,495		65,558
Total	Ps.	65,494,984	Ps.	58,481,684	Ps.	8,613,862	Ps.	8,062,806

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Exposure in the form of Residential mortgage Loan Portfolio

Loan Portfolio Risk Profile by Credit Rating

	Residential Mortgages
	December 31, 2014		December 31, 2013
Rating
A	Ps.	8,279,105	Ps.	6,018,573
B		197,114		143,724
C		411,621		261,478
D		43,309		23,330
E		71,936		66,351
Total	Ps.	9,003,085	Ps.	6,513,457

	Consumer
	Credit Card		Automobile		Personal loans		Total consumer		Consumer financial leasing		Microcredit
December 31, 2014

Performing (up to 90 days)	Ps.	8,518,703	Ps.	4,134,216	Ps.	20,756,664	Ps.	33,409,583	Ps.	13,898	Ps.	339,367
Non-performing (over 90 days)		182,876		43,871		470,674		697,421		44,269		25,365
Total	Ps.	8,701,579	Ps.	4,178,087	Ps.	21,227,338	Ps.	34,107,004	Ps.	58,167	Ps.	364,732

	Consumer
	Credit Card		Automobile		Personal loans		Total consumer		Consumer financial leasing		Microcredit
December 31, 2013

Performing (up to 90 days)	Ps.	6,723,554	Ps.	3,356,005	Ps.	17,860,304	Ps.	27,939,862	Ps.	13,036	Ps.	333.342
Non-performing (over 90 days)		151,977		46,156		437,073		635,206		27,556		20,806
Total	Ps.	6,875,530	Ps.	3,402,161	Ps.	18,297,377	Ps.	28,575,068	Ps.	40,592	Ps.	354,148

Internally assigned grades are described in the “loans and financial leases” credit quality indicators.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Impaired loans

The following table presents loans individually evaluated and considered impaired with the corresponding allowance for loan losses for the years ended December 31, 2014 and 2013:

	2014
	Recorded investment		Outstanding principal		Loan loss reserve		Average book value for the period ending December 31, 2014		Recognized interest income
Without provision recorded (1)
Commercial	Ps.	86,118	Ps.	85,342	Ps.	–	Ps.	51,780	Ps.	2,676
Leasing		57,829		56,570		–		43,662		5,321
		143,947		141,912		–		95,442		7,997
With provision recorded
Commercial		2,000,695		1,957,569		309,932		1,622,748		42,322
Leasing		225,171		220,003		59,133		145,726		11,561
Consumer		215		205		195		99		–
		2,226,081		2,177,777		369,260		1,768,573		53,883
Total
Commercial		2,086,813		2,042,911		309,932		1,674,528		44,998
Leasing		283,000		276,573		59,133		189,388		16,882
Consumer		215		205		195		99		–
	Ps.	2,370,028	Ps.	2,319,689	Ps.	369,260	Ps.	1,864,015	Ps.	61,880

	2013
	Recorded investment		Outstanding principal		Loan loss reserve		Average book value for the period ending December 31, 2013		Recognized interest income
Without provision recorded (1)
Commercial	Ps.	114,745	Ps.	113,304	Ps.	–	Ps.	58,591	Ps.	4,656
Leasing		30,291		29,464		–		36,995		2,920
		145,036		142,768		–		95,586		7,576
With provision recorded
Commercial		1,749,252		1,712,900		236,554		1,591,234		36,947
Leasing		166,262		164,330		25,948		126,582		9,979
Consumer		104		99		15		67		–
		1,915,618		1,877,329		262,517		1,717,883		46,926
Total
Commercial		1,863,997		1,826,204		236,554		1,649,825		41,603
Leasing		196,552		193,794		25,948		163,577		12,899
Consumer		104		99		15		67		–
	Ps.	2,060,654	Ps.	2,020,097	Ps.	262,517	Ps.	1,813,469	Ps.	54,502

(1)	Impaired loans without provisions recorded for which their collateral fair value less cost of sales exceeds loan gross investments at the end of the year.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The interest income that would have been recorded on impaired loans in non-accrual status in accordance with the original contractual terms amounted to Ps. 131,499, Ps. 137,081 and Ps. 126,186 for the years ended 2014, 2013 and 2012, respectively.

Non-performing loans

The following table summarizes the amount of non-performing loans by loan category for years ended December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
Commercial
Non real estate	Ps.	677,120	Ps.	498,351
Real Estate – construction		30,559		21,772
Other		90,655		59,632
Consumer
Credit card		182,876		151,977
Automobiles		43,871		46,156
Personal loans		470,674		437,073
Residential mortgage
Normal (Prime)		233,889		213,351
Subnormal (Subprime)		1,297		1,259
Leasing transactions		147,461		116,529
Microcredit		25,365		20,807
Total	Ps.	1,903,767	Ps.	1,566,907

Troubled debt restructurings

The following table summarizes the total of troubled debt restructured loans (TDR) by loan category:

December 31, 2014

	Number of loans Restructured	Principal amounts before the restructuring		Principal amounts after the restructuring
Commercial
Real Estate – Other	49	Ps.	27,154	Ps.	21,191
Construction	3		64		61
Non Real Estate	2,064		256,030		237,378
Consumer
Credit card	25,997		162,795		140,318
Automobiles	703		16,167		14,990
Personal loans	14,228		138,161		166,331
Residential mortgage
Normal (Prime)	169		29,169		27,700
Subnormal (Subprime)	82		1,544		1,532
Leasing transactions	167		67,698		73,760
Microcredit	1,467		34,049		29,022
Total	44,929	Ps.	732,831	Ps.	712,283

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

December 31, 2013

	Number of loans Restructured	Principal amounts before the restructuring		Principal amounts after the restructuring
Commercial
Real Estate - Other	18	Ps.	1,606	Ps.	1,469
Construction	35		1,378		1,386
Non Real Estate	1,615		302,686		264,797
Consumer
Credit card	15,118		98,858		74,497
Automobiles	863		19,672		17,506
Personal loans	18,627		172,388		202,227
Residential mortgage
Normal (Prime)	180		19,162		17,510
Subnormal (Subprime)	205		3,252		3,218
Leasing transactions	115		25,068		25,646
Microcredit	1,369		23,174		21,010
Total	38,145	Ps.	667,244	Ps.	629,267
Upon identifying those receivables as troubled debt restructurings, Grupo Aval identified them as impaired under the ASC 310-10-35. The amendments in Accounting Standards Update No. 2011-02 require prospective application of the impairment measurement guidance in Section 310-10-35 for those receivables newly identified as impaired.

The following tables summarize the total of receivables restructured as troubled debt during 2013 and 2012 that do not comply with the terms of the restructured agreement during the year ended December 31, 2014 and 2013 and its amounts by loan category:

December 31, 2014

	Number of trouble debt restructurings	Amounts as of December 31,2014		Restructured loans charge-off from January 1 to December 31, 2014
Commercial
Non-Real estate	984	Ps.	72,607	Ps.	21,113
Real state- Construction	–		–		150
Other	4		1,969		12
Consumer
Credit card	6,858		42,400		5,644
Automobiles	358		7,772		6,101
Personal loans	8,258		91,664		78,208
Residential mortgage
Normal (Prime)	138		16,402		–
Subnormal (Subprime)	144		2,625		–
Leasing transactions	40		4,603		7,483
Microcredit	601		12,650		3,930
Total	17,385	Ps.	252,692	Ps.	122,641

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

December 31, 2013

	Number of trouble debt restructurings	Amounts as of December 31,2013		Restructured loans charge-off from January 1st to December 31, 2013
Commercial
Non-Real estate	1,348	Ps.	82,113	Ps.	12,334
Real state - Construction	20		1,346		73
Other	14		1,949		–
Consumer
Credit card	5,944		21,584		6,299
Automobiles	922		18,088		4,523
Personal loans	10,492		117,328		45,052
Residential mortgage
Normal (Prime)	94		8,610		–
Subnormal (Subprime)	138		2,676		–
Leasing transactions	116		24,409		2,340
Microcredit	997		12,739		1,169
Total	20,085	Ps.	290,842	Ps.	71,790

Modifications of loans terms to borrowers that are experiencing financial difficulty are designed to reduce the Group’s loss exposure while providing the borrower with an opportunity to work through financial difficulties, often to avoid foreclosure or bankruptcy. Each modification is unique and reflects the individual circumstances of the borrower. Modifications that result in a TDR may include extensions of maturity and a concessionary rate of interest, payment forbearances or other actions designed to benefit the customer while mitigating the Group’s risk exposure.

The following table summarizes the total of troubled debt restructured loans by types of concessions as of December 31 2014 and 2013.

	2014			2013
	Number of concessions	Amounts		Number of concessions	Amounts
Rate reductions	–	Ps.	–	2	Ps.	256
Payment extension	7,925		233,827	9,761		124,542
Rate reductions and payment extension simultaneously	36,994		478,242	28,334		484,406
Forgiveness of principal, rate reductions and payment extension simultaneously	10		214	48		20,063
Total	44,929	Ps.	712,283	38,145	Ps.	629,267

According to past experience, Grupo Aval’s restructuring debt process in consumer and mortgage loans has been more successful when the process includes both interest rate reductions and an extension of payment term. Regarding commercial loans, the restructuring debt process is generally more effective when there is a forgiveness of principal included.

The following table summarizes the total of troubled debt restructured loans by accrual and nonaccrual as of December 31 2014 and 2013.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

December 31, 2014

	Accrual		Non-accrual		Total		Valuation allowance December 2014
Commercial	Ps.	125,536	Ps.	133,094	Ps.	258,630	Ps.	66,356
Commercial - Real Estate- Other		21,191		–		21,191		19,125
Construction		–		61		61		26
Commercial non real Estate		104,345		133,033		237,378		47,205
Consumer		233,515		88,124		321,639		87,543
Consumer - Credit card		119,193		21,125		140,318		28,017
Consumer - Personal loans		106,032		60,299		166,331		53,637
Consumer - Automobiles		8,290		6,700		14,990		5,889
Residential mortgage		24,916		4,316		29,232		650
Normal (Prime)		24,131		3,569		27,700		544
Subnormal (Subprime)		785		747		1,532		106
Leasing transactions		59,091		14,669		73,760		7,976
Microcredit		16,086		12,936		29,022		4,249
Total	Ps.	459,144	Ps.	253,139	Ps.	712,283	Ps.	166,774

December 31, 2013

	Accrual		Non-accrual		Total		Valuation allowance December 2013
Commercial	Ps.	135,886	Ps.	131,766	Ps.	267,652	Ps.	44,107
Commercial - Real Estate - Other		1,417		52		1,469		371
Construction		1,216		170		1,386		415
Commercial non real Estate		133,253		131,544		264,797		43,321
Consumer		205,489		88,741		294,230		83,487
Consumer - Credit card		67,141		7,356		74,497		17,300
Consumer - Personal loans		130,045		72,182		202,227		59,939
Consumer - Automobiles		8,303		9,203		17,506		6,248
Residential mortgage		15,711		5,017		20,728		1,149
Normal (Prime)		14,385		3,125		17,510		806
Subnormal (Subprime)		1,326		1,892		3,218		343
Leasing transactions		9,031		16,615		25,646		8,370
Microcredit		9,746		11,265		21,011		2,375
Total	Ps.	375,863	Ps.	253,404	Ps.	629,267	Ps.	139,488

Additional disclosure for trouble debt restructurings

The following paragraphs illustrate the policies considered by Grupo Aval for the troubled debt restructuring process:

1)
In order to restructure a troubled loan, Grupo Aval reviews the conditions to be restructured which include an updated financial information analysis, the type of guarantees and its possible extension. Regarding commercial loans, once the restructuring is approved, Grupo Aval’s special departments start a periodic follow-up on a monthly basis to the restructuring agreement by analyzing the updated financial information of the customer.

For consumer, residential mortgage and microcredit, a periodic follow-up on a monthly basis past due analysis is performed by the Group.

2)
Grupo Aval classifies the loans by risk categories; category A, category B, category C, category D or category E, being E the most risky. TDRs are generally reported as nonperforming loans and leases on nonaccrual status in risk categories C, D or E. Nonperforming TDRs may be returned to accrual status when, among other criteria, payment in full of all due amounts is made under the restructured terms.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

During regular lending operations, Grupo Aval can modify loan conditions due to commercial reasons without qualifying it as restructured loan. Modifications in loan conditions mainly consist of interest rate changes and/or, terms extensions because of market conditions, to avoid prepayments and to ensure customers fidelity. These modifications can be made only to good standing loans that are not past due.

f)	Loan origination fees and costs:

Under Colombian Banking GAAP, Grupo Aval recognizes in the statement of income, loan origination, lines of credit and letters of credit, when collected and records related direct costs when incurred.

Under U.S. GAAP, specifically ASC 310-20-50 “Accounting for Non-Refundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs that are required to be recognized as a yield adjustment over the life of the related loans are recognized by the effective interest method, except for certain loan agreements, such as revolving lines of credit and credit cards, which are recognized in the condensed Statement of Income on a straight-line basis over the life of the product or a twelve month period for fees on credit cards. For certain consumer loans with a history of prepayment the amortization period was adjusted according to that history. The total effect of this adjustment increases the shareholders’ equity under U.S. GAAP by Ps. 214,765 and Ps. 207,881 as of December 31, 2014 and 2013, respectively. The increase in the adjustment for the years ended December 31, 2014, 2013 and 2012 mainly relates to (i) an increase in loans granted during the year which represents an adjustment for U.S. GAAP purposes in the consolidated statement of income Ps. 6,884, Ps. 35,574 and Ps. 22,740, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

For this reconciliation to U.S. GAAP, Grupo Aval discontinues accrual of interest income once a loan becomes more than 90 days past due (as defined by contractual terms) in accordance with management’s estimate about the recoverability of such interest costs, which is also aligned to customary practices for U.S. banks. These estimations are made according to the following guidelines:

1.	The loans are placed in a past due status when a delay in the payment of principal or interest occur according to contractual terms.

2.
The payments received from customers on loans which accrual is suspended is applied first to interest and then to the principal. And for interest payments received, they are recorded in the consolidated statement of income.

3.
The non-accrual loans may be returned to accrual status when all principal and interest is current, full repayment of the remaining contractual principal and interest is expected and based on credit analysis, not classified in a risk category C, D, or E.

4.
Under no circumstances the accrual of interest is recorded for 90 days past due loans and therefore there are no loan balances that under U.S. GAAP at December 31, 2014 and 2013 had accrued interest on that kind of loans.

h)	Deferred charges and other assets:

For Colombian Banking GAAP purposes, Grupo Aval has deferred certain expenses and other charges, including among others, maintenance, pre-operating expenses, and certain costs of studies and projects including administrative projects, improvement of internal processes related to clients, multiple services and benchmark studies. These charges are expensed as incurred under U.S. GAAP. Debt issuance costs are amortized, using the effective interest method, over the life of the related debt by which the costs were incurred under Colombian Banking GAAP and U.S. GAAP.

i)	Investment securities and derivatives:

1)	Investment securities

The table below provides details regarding the differences in accounting for investment securities between Colombian Banking GAAP and U.S. GAAP:

	Net income						Shareholders’ equity
	2014		2013		2012		2014		2013
Differences in classification of held to maturity investments and fair value adjustment (a)	Ps.	(7,211)	Ps.	(5,689)	Ps.	(3,121)	Ps.	(5,692)	Ps.	(2,388)
Impairment on investments (b)		(2,443)		(2,670)		2,754		212		2,896
Foreign exchange differences on available for sale investments (c)		(22,685)		(10,550)		(163)		–		–
	Ps.	(32,339)	Ps.	(18,909)	Ps.	(530)	Ps.	(5,480)	Ps.	508

(a)	These adjustments relate to securities debt and equity securities, with readily determinable fair value

Under U.S. GAAP and Colombian Banking GAAP, investment securities are classified and measured in a similar manner, except for the following:

Certain investment securities, classified as held to maturity under Colombian Banking GAAP, are classified under U.S. GAAP as “available for sale” with adjustments in the related fair value against OCI.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Under Colombian Banking GAAP, the Superintendency of Finance allows recognition at amortized cost of certain investment securities classified as trading or available for sale. Under U.S. GAAP, all debt securities classified as trading or available for sale are recorded at fair value determined according to ASC 820-10 requirements.

In addition under Colombian banking GAAP available for sale securities held must be kept in the category for at least six months, while U.S. GAAP have no such requirement.

(b)	Impairment on investments

Under Colombian Banking GAAP, Grupo Aval follows the requirements of the Superintendency of Finance to account for impairment of securities. Based on such guidance, a credit risk qualification analysis is performed for both debt and equity securities; based on this analysis a credit risk rating will be assigned to each investment, setting mandatory provisions depending on the credit risk level determined for the investment.

Under U.S. GAAP, a decline in the estimated fair market value of held to maturity or available for sale debt or equity securities compared to the amortized cost is charged to earnings for the period in which management considers that this decrease is other than temporary. Management evaluates securities for other than temporary impairment at each balance sheet date or sooner when conditions require such evaluation. Factors considered in determining whether impairment is other than temporary include: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and the near term prospects of the issuer; and (3) the intent and ability of Grupo Aval to hold the investment for a period of time sufficient to allow full recovery in fair value.

For debt securities, when an entity does not intend to sell an impaired debt security, and it is more likely than not it will be required to sell the security prior to recovery, the entity must determine whether it will recover its amortized cost. If it concludes it will not recover amortized cost, a credit loss exists and the resulting Other Than Temporary Impairment is separated into the amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in Other Comprehensive Income (OCI).

The guidance requires that the total Other Than Temporary Impairment (difference between the fair value and the amortized cost of the security) be presented in the Consolidated Statement of Income with an offset in a separate line item for any amount of the total Other Than Temporary Impairment that is recognized in OCI. Therefore, based on the analysis performed, under U.S. GAAP, Other Than Temporary Impairment has been recognized for available for sale equity securities.

See note below in this caption for additional disclosures on unrealized loss position for more than and less than twelve months.

(c)	Foreign exchange differences on available for sale investments

Under Colombian Banking GAAP, fluctuations in fair value resulting from changes in foreign currency exchange rates on available for sale debt securities are reflected in the Consolidated Statements of Income. In accordance with U.S. GAAP, based on ASC 320-10 and ASC 830-20, changes in the fair value of available for sale debt securities as a result of changes in foreign currency exchange rates are reflected in shareholders’ equity. The U.S. GAAP adjustment reflects reclassifications of these effects from net income to shareholders’ equity.

Additional disclosures for investment securities

The following tables are included with the purpose of providing ASC 320-10 complementary disclosure requirements of investment securities:

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

As of December 31, 2014

Available for sale securities

	Cost Basis		Unrealized Gains		Unrealized Losses		Fair value
Debt securities (*)
Securities issued or secured by Colombian Government	Ps.	12,163,109	Ps.	39,229	Ps.	(227,972)	Ps.	11,974,366
Securities issued or secured by government entities		345,932		10,815		(7,048)		349,699
Securities issued or secured by other financial entities		3,248,334		14,021		(45,652)		3,216,703
Securities issued or secured by foreign governments		1,505,459		11,296		(11,980)		1,504,775
Other		1,072,981		7,315		(70,168)		1,010,128
		18,335,815		82,676		(362,820)		18,055,671
Equity securities
Bolsa de Valores de Colombia S.A.		11,984		3,152		–		15,136
Empresa de Energía de Bogotá S.A. E.S.P.		218,028		338,128		–		556,156
Bladex S.A		303		84		–		387
Gas Natural S.A. E.S.P.		29,225		44,155		–		73,380
Mineros S.A.		62,701		–		(9,180)		53,521
Mastercard Int		91		2,473		–		2,564
Other		623		1,198		–		1,821
		322,955		389,190		(9,180)		702,965
Total investments available for sale and unrealized gains (losses ) in other comprehensive income	Ps.	18,658,770	Ps.	471,866	Ps.	(372,000)	Ps.	18,758,636

(*)
On December 31, 2014 this amount includes Ps. 1,737,165 (U.S.$726.1 million) available for sale debt securities, as collateral for a loan for U.S.$540 million three-year term loan between Leasing Bogotá Panamá and Deutsche Bank.

Held-to-maturity securities

	Cost Basis		Gross unrealized gains		Gross unrealized losses		Fair value
Securities issued or secured by Colombian Government	Ps.	269,510	Ps.	–	Ps.	(4,816)	Ps.	264,694
Securities issued or secured by government entities		2,360,428		2		(31,545)		2,328,885
Securities issued or secured by other financial entities		312,125		5,797		–		317,922
Securities issued or secured by foreign governments		31,240		2		(4)		31,238
Other		19,667		–		(87)		19,580
	Ps.	2,992,970	Ps.	5,801	Ps.	(36,452)	Ps.	2,962,319

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The scheduled maturities of debt securities at December 31, 2014 were as follows:

	Available for sale				Held to maturity
	Cost basis		Fair value		Amortized cost		Fair value
Due in one year or less	Ps.	2,084,320	Ps.	2,089,699	Ps.	2,947,619	Ps.	2,917,814
Due from one year to five years		7,783,051		7,761,937		38,843		37,996
Due from five years to ten years		7,956,754		7,735,594		2,173		2,173
Due after ten years		511,690		468,441		4,335		4,336
	Ps.	18,335,815	Ps.	18,055,671	Ps.	2,992,970	Ps.	2,962,319

As of December 31, 2013

Available for sale securities
	Cost Basis		Gross Unrealized Gains		Gross unrealized Losses		Fair value
Debt securities (*)
Securities issued or secured by Colombian Government	Ps.	9,563,932	Ps.	29,846	Ps.	(206,489)	Ps.	9,387,289
Securities issued or secured by Colombian government entities		291,459		4,848		(5,999)		290,308
Securities issued or secured by other financial entities		2,118,461		8,102		(52,991)		2,073,572
Securities issued or secured by foreign governments (1)		1,253,101		4,095		(8,246)		1,248,950
Other (2)		1,221,638		3,131		(77,356)		1,147,413
		14,448,591		50,022		(351,081)		14,147,532
Equity securities
Bolsa de Valores de Colombia S.A.		11,948		4,159		–		16,107
Empresa de Energía de Bogotá S.A. E.S.P.		218,027		284,149		–		502,176
Bladex S.A		94		131		–		225
Gas Natural S.A. E.S.P.		29,225		42,289		–		71,514
Mineros S.A.		56,785		16,380		–		73,165
Mastercard Int		74		1,929		–		2,003
		316,153		349,037		–		665,190
Total investments available for sale and unrealized gains (losses ) in other comprehensive income	Ps.	14,764,744	Ps.	399,059	Ps.	(351,081)	Ps.	14,812,722

(*)
On December 31, 2013 this amount includes Ps. 1,399,092 (U.S.$726.1 million) available for sale debt securities, as collateral of a loan for U.S.$540 million three-year term loan between Leasing Bogotá Panamá and Deutsche Bank.

Held-to-maturity securities

	Cost Basis		Gross Unrealized Gains		Gross unrealized Losses		Fair value
Securities issued or secured by Colombian Government	Ps.	462,366	Ps.	170	Ps.	(21,454)	Ps.	441,082
Securities issued or secured by Colombian Government entities		2,511,975		1		(39,660)		2,472,316
Securities issued or secured by other financial entities		306,339		7,787		–		314,126
Securities issued or secured by foreign governments (1)		23,278		2		–		23,280
Other (2)		19,779		100		(146)		19,733
	Ps.	3,323,737	Ps.	8,060	Ps.	(61,260)	Ps.	3,270,537

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The scheduled maturities of debt securities at December 31, 2013 were as follows:

December 31 2013

	Available for sale				Held to maturity
	Cost basis		Fair value		Amortized cost		Fair value
Due in one year or less	Ps.	1,336,300	Ps.	1,340,053	Ps.	3,033,696	Ps.	2,998,246
Due from one year to five years		6,687,415		6,628,743		290,041		272,291
Due to five years to ten years		5,432,542		5,241,514		–		–
Due after ten years		992,334		937,222		–		–
	Ps.	14,448,591	Ps.	14,147,532	Ps.	3,323,737	Ps.	3,270,537

The other restrictions pertain to investment repurchase rights and securities pledged as collateral. The former were pledged to support liquidity operations with counterparts and the latter with the Central Counterparty Risk Exchange.

(1)	The tables below presents debt securities issued or secured by foreign governments by Country:

Available for sale securities

	Fair value
	2014		2013
Brazil	Ps.	28,691	Ps.	23,296
Costa Rica		508,184		404,831
México		32,999		24,012
Panamá		379,857		140,703
United States of America		19,665		8,131
El Salvador		49,396		115,467
Chile		–		–
Guatemala		126,628		291,756
Nicaragua		1,679		1,690
Perú		12,536		19,763
Barbados		–		4,328
Honduras		345,140		214,973
Total Securities issued or secured by foreign governments	Ps.	1,504,775	Ps.	1,248,950

Held-to-maturity securities

	Fair value
	2014		2013
United States of America	Ps.	31,238	Ps.	23,280
Total Securities issued or secured by foreign governments	Ps.	31,238	Ps.	23,280

(2)
This amount mainly included debt securities issued by local and foreign entities classified in low risk categories such as: Titularizadora Colombiana, Grupo Suramericana in Colombia, Petrobras and Votorantim Group Ltd. in Brazil and Celulosa Arauco and Constitución S.A., Braskem, Gerdau and Telefonica Chile in Chile.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Unrealized Losses Disclosure

The following table presents debt securities classified as available for sale and held to maturity that have unrealized losses  as of December 31, 2014 and 2013:

Unrealized losses as of December 31, 2014

	Cost basis		Unrealized Loss		Fair value
Available for sale - Debt securities less than 12 months
Securities issued or secured by Colombian Government	Ps.	3,888,058	Ps.	(82,749)	Ps.	3,805,309
Securities issued or secured by government entities		70,847		(1,417)		69,430
Securities issued or secured by other financial entities		1,435,251		(9,718)		1,425,533
Securities issued or secured by foreign governments		551,533		(8,151)		543,382
Other		141,888		(4,605)		137,283
		6,087,577		(106,640)		5,980,937

Available for sale - Debt securities more than 12 months
Securities issued or secured by Colombian Government		3,783,642		(145,223)		3,638,419
Securities issued or secured by government entities		178,490		(5,631)		172,859
Securities issued or secured by other financial entities		962,258		(35,934)		926,324
Securities issued or secured by foreign governments		46,019		(3,829)		42,190
Other		773,852		(65,563)		708,289
		5,744,261		(256,180)		5,488,081

Available for sale - Equity securities less than 12 months
Mineros S.A.		62,701		(9,180)		53,521
		62,701		(9,180)		53,521
Total securities available for sale		11,894,539		(372,000)		11,522,539

Securities held to maturity less than 12 months
Securities issued or secured by Colombian Government		6,512		(192)		6,320
Securities issued or secured by government entities		2,343,987		(31,475)		2,312,512
Securities issued or secured by financial entities		–		–		–
Securities issued or secured by foreign governments		7,237		(4)		7,233
Other		–		–		–
		2,357,736		(31,671)		2,326,065
Securities held to maturity more than 12 months
Securities issued or secured by Colombian Government		262,921		(4,624)		258,297
Securities issued or secured by government entities		15,124		(70)		15,054
Securities issued or secured by financial entities		–		–		–
Securities issued or secured by foreign governments		–		–		–
Other		11,202		(87)		11,115
		289,247		(4,781)		284,466
Total securities held to maturity		2,646,983		(36,452)		2,610,531
Total investments with unrealized losses		14,541,522		(408,452)		14,133,070
Total investments with unrealized losses more than 12 months	Ps.	6,033,508	Ps.	(260,961)	Ps.	5,772,547

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Unrealized losses as of December 31, 2013	Cost basis		Unrealized Loss		Fair value

Available for sale - Debt securities less than 12 months
Securities issued or secured by Colombian Government	Ps.	6,524,533	Ps.	(206,489)	Ps.	6,318,044
Securities issued or secured by government entities		180,626		(5,999)		174,627
Securities issued or secured by other financial entities		1,270,001		(52,780)		1,217,221
Securities issued or secured by foreign governments		418,571		(7,911)		410,660
Other		950,953		(77,356)		873,597
		9,344,684		(350,535)		8,994,149
Available for sale - Debt securities more than 12 months
Securities issued or secured by other financial entities		9,099		(211)		8,888
Securities issued or secured by foreign governments		20,693		(335)		20,358
Other		18,858		-		18,858
		48,650		(546)		48,104
Total securities available for sale		9,393,334		(351,081)		9,042,253
Securities held to maturity less than 12 months
Securities issued or secured by Colombian Government		1,376		(16)		1,360
Securities issued or secured by government entities		535,866		(6,327)		529,539
Securities issued or secured by foreign governments		9,662		–		9,662
		546,904		(6,343)		540,561
Securities held to maturity more than 12 months
Securities issued or secured by Colombian Government		455,229		(21,438)		433,791
Securities issued or secured by government entities		1,975,585		(33,333)		1,942,252
Securities issued or secured by financial entities		13,594		(146)		13,448
		2,444,408		(54,917)		2,389,491
Total securities held to maturity		2,991,312		(61,260)		2,930,052
Total investments with unrealized losses		12,384,646		(412,341)		11,972,305
Total investments with unrealized losses more than 12 months	Ps.	2,493,058	Ps.	(55,463)	Ps.	2,437,595

The amount of realized gain or (loss) on trading securities included in earnings during 2014, 2013 and 2012 was Ps. 341,495, Ps. 338,959 and Ps. 388,508, respectively.

The amount of realized gain or (loss) on available for sale included in earnings during 2014, 2013 and 2012 was Ps. 118,803 Ps. 339,657 and Ps. 265,996, respectively.

As of December 31, 2014 losses with more than twelve months amounted to Ps. 260,961 and are represented primarily by mandatory securities issued or secured by the Colombian Government. Grupo Aval considers this decline in fair value as temporary, due to the fluctuations in the interest rates; however, those events do not affect the issuer’s creditworthiness. Grupo Aval has the ability and intent to hold these securities for a period of time sufficient to recover all unrealized losses. Accordingly, Grupo Aval has not recognized any other-than temporary impairment for these securities. These securities pay a fixed interest rate and have an average maturity of less than five years.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

2)	Derivatives

Fair value of derivative instruments

Under Colombian Banking GAAP, the fair value of derivative instruments is similar to U.S. GAAP, specifically ASC 820, except for the fact that Colombian Banking GAAP does not consider in the determination of fair values  the company’s own credit risk, counterparty risk and consideration of collateral in addition to another previously mentioned difference.

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

The impact of the abovementioned differences in shareholders’ equity as of December 31, 2014 and 2013 consisted of Ps. 5,370 and Ps. 1,398, respectively, and the impact in the consolidated statements of income for the year ended December 31, 2014, 2013 and 2012 was Ps. 3,583, Ps. 3,065 and Ps. 1,038, respectively.

Hedge of a Net Investment in a Foreign Operation

Grupo Aval designated foreign exchange forwards and foreign currency denominated debt to hedge the foreign exchange risk associated with Grupo Aval’s investments in non-Colombian Peso functional currency subsidiaries; in the case of the designated forwards, these are entered into for a short term period and as they expire, new forwards are again entered into (known as “rolling hedge” strategy), in order to preserve the portion of the net equity investment in terms of Colombian Pesos if the USD depreciates against Grupo Aval’s functional currency. See Note 30 s) for differences between Colombian Banking GAAP and U.S. GAAP in relation to hedge accounting.

Additional disclosures for derivatives

The tables below are included in accordance with ASC 820-10 disclosure requirements and present the financial position of the derivatives contracts recorded to the caption “other assets” and “other liabilities” as of December 31, 2014 and 2013 and their gain and loss recognized in the Consolidated Statement of Income:

	Asset
As of December	December 31, 2014					December 31, 2013
	Notional amount		Fair Value		Average Maturity (days)	Notional amount		Fair Value		Average maturity (days)
Interest rate contracts (1)	Ps.	7,232,354	Ps.	72,056	681	Ps.	2,615,618	Ps.	31,837	597
Foreign exchange contracts (1)		15,749,533		1,012,324	156		5,789,389		159,188	109
Total	Ps.	22,981,887	Ps.	1,084,380		Ps.	8,405,007	Ps.	191,025

	Liability
Interest rate contracts (2)	Ps.	(7,591,621)		(95,685)	800	Ps.	(3,415,800)	Ps.	(29,320)	605
Foreign exchange contracts (2)		(21,151,410)		(1,576,711)	114		(5,895,682)		(194,739)	136
Total	Ps.	(28,743,031)	Ps.	(1,672,396)		Ps.	(9,311,482)	Ps.	(224,059)

(1)	Presented in the condensed consolidated balance sheet within “Other assets”.
(2)	Presented in the condensed consolidated balance sheet within “Other liabilities”.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The following table presents the gain or (loss) from derivatives not designated as hedging instruments:

	2014		2013		2012
Presentation of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on Derivatives		Amount of gain or (loss) recognized in income on Derivatives		Amount of gain or (loss) recognized in income on Derivatives
Gain from fair value adjustment	Ps.	6,115,729	Ps.	5,077,169	Ps.	3,391,603
Loss from fair value adjustment		(6,432,056)		(5,035,424)		(3,360,000)
	Ps.	(316,327)	Ps.	41,745	Ps.	31,603

The following table presents the derivatives notional amounts as of December 31, 2014 and 2013:

	2014		2013
Derivatives not designated as hedging instruments under ASC 815
Interest rate contracts	Ps.	14,823,975	Ps.	6,031,417
Foreign exchange contracts		32,472,499		9,563,632
	Ps.	47,296,474	Ps.	15,595,049

	2014		2013
Derivatives designated as hedging instrument
Foreign exchange contracts	Ps.	(4,428,443)	Ps.	(2,121,440)
	Ps.	(4,428,443)	Ps.	(2,121,440)

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

Offsetting assets

	Gross Amounts of Recognized Assets		Gross Amounts Offset in the Consolidated Balance Sheet		Net Amounts of Assets Presented in the Consolidated Balance Sheet		Gross Amounts Not Offset in the Consolidated Balance Sheet				Net Exposure
							Financial Instruments		Collateral Received
As of December 31, 2014
Derivatives	Ps.	1,377,090	Ps.	(292,701)	Ps.	1,084,389	Ps.	-	Ps.	(2,584)	Ps.	1,081,805
Repurchase agreements		588,895		-		588,895		(556,406)		-		32,489
Total	Ps.	1,965,985	Ps.	(292,701)	Ps.	1,673,284	Ps.	(556,406)	Ps.	(2,584)	Ps.	1,114,294

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Offsetting liabilities

	Gross Amounts of Recognized Liabilities		Gross Amounts Offset in the Consolidated Balance Sheet		Net Amounts of Liabilities Presented in the Consolidated Balance Sheet		Gross Amounts Not Offset in the Consolidated Balance Sheet				Net Exposure
							Financial Instruments		Collateral Pledged
As of December 31, 2014
Derivatives	Ps.	2,526,169	Ps.	(841,601)	Ps.	1,684,568	Ps.	–	Ps.	(312,302)	Ps.	1,372,265
Repurchase agreements		3,816,514		–		3,816,514		(2,327,091)		(857,058)		632,365
Total	Ps.	6,342,683	Ps.	(841,601)	Ps.	5,501,082	Ps.	(2,327,091)	Ps.	(1,169,360)	Ps.	2,004,630

Offsetting assets

	Gross Amounts of Recognized Assets		Gross Amounts Offset in the Consolidated Balance Sheet		Net Amounts of Assets Presented in the Consolidated Balance Sheet		Gross Amounts Not Offset in the Consolidated Balance Sheet				Net Exposure
							Financial Instruments		Collateral Received
As of December 31, 2013
Derivatives	Ps.	267,434	Ps.	(76,409)	Ps.	191,025	Ps.	(31,871)	Ps.	(10,322)	Ps.	148,832
Repurchase agreements		960,654		-		960,654		(932,366)		(12,162)		16,126
Total	Ps.	1,228,088	Ps.	(76,409)	Ps.	1,151,679	Ps.	(964,237)	Ps.	(22,484)	Ps.	164,958

Offsetting liabilities

	Gross Amounts of Recognized Liabilities		Gross Amounts Offset in the Consolidated Balance Sheet		Net Amounts of Liabilities Presented in the Consolidated Balance Sheet		Gross Amounts Not Offset in the Consolidated Balance Sheet				Net Exposure
							Financial Instruments		Collateral Pledged
As of December 31, 2013
Derivatives	Ps.	297,034	Ps.	(72,975)	Ps.	224,059	Ps.	-	Ps.	(12,808)	Ps.	211,251
Repurchase agreements		4,670,067		-		4,670,067		(4,113,846)		(381,620)		174,602
Total	Ps.	4,967,101	Ps.	(72,975)	Ps.	4,894,126	Ps.	(4,113,846)	Ps.	(394,428)	Ps.	385,852

Embedded derivatives

Unlike Colombian Banking GAAP, U.S. GAAP requires the separation of embedded derivatives from the host contract with the embedded derivatives carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract. As of December 31, 2014 and 2013, no embedded derivatives required bifurcation.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

Certain reclassifications made under Colombian Banking GAAP from available for sale to trading as described in Note 4 have been reversed for U.S. GAAP purposes.

The U.S. GAAP adjustment on the condensed consolidated statements of income for the years ended December 31, 2014, 2013 and 2012 relates to the following unaffiliated companies:

	2014		2013		2012
Equity securities
Mineros S.A.	Ps.	25,560	Ps.	11,032	Ps.	(27,413)
Proenergía Internacional S.A. (1)		–		–		65,203
Total	Ps.	25,560	Ps.	11,032	Ps.	37,790

(1)	During 2012 the investment in Proenergía Internacional was sold and the adjustments recorded were reversed against income.

The U.S. GAAP adjustment on shareholders’ equity relates to the following unaffiliated companies:

	December 31, 2014						December 31, 2013
Equity securities	Amount under Colombian Banking GAAP		U.S. GAAP adjustments		Amount under U.S. GAAP		Amount under Colombian Banking GAAP		U.S. GAAP adjustments		Amount under U.S. GAAP
Empresa de Energía de Bogotá S. A.	Ps.	556,156	Ps.	–	Ps.	556,156	Ps.	502,176	Ps.	–	Ps.	502,176
Gas Natural S. A. E.S.P.		53,480		19,900		73,380		53,480		18,034		71,514
Mineros S. A.		53,521		–		53,521		73,165		–		73,165
Bladex S.A.		387		–		387		225		–		225
Mastercard Int		91		2,473		2,564		74		1,929		2,003
Bolsa de Valores de Colombia S. A.		13,420		1,716		15,136		14,264		1,843		16,107
Other		1,821		–		1,821		-		–		–
Total	Ps.	678,876	Ps.	24,089	Ps.	702,965	Ps.	643,384	Ps.	21,806	Ps.	655,190

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The following represents a roll forward of the accumulated effect in equity of the U.S. GAAP adjustment:

	2014		2013		2012
Balance at the beginning of the year U.S. GAAP adjustment	Ps.	(21,806)	Ps.	(26,909)	Ps.	(25,546)
Adjustment recorded during the year to statement of income		(25,560)		(11,032)		(37,790)
Adjustment recorded to OCI (unrealized gains (losses) on available for sale securities)		23,277		16,135		36,427
Balance at the end of the year	Ps.	(24,089)	Ps.	(21,806)	Ps.	(26,909)

k)	Investments in affiliated companies:

This adjustment relates to investments in equity securities where Grupo Aval exercises significant influence over the investee’s operations.

Under Colombian Banking GAAP, investments in affiliated companies are recorded at their fair value similar to investments in unaffiliated companies, recording any effects derived from these adjustments on reappraisal of assets within shareholders’ equity.

Under U.S. GAAP, these investments are recognized under the equity method of accounting determined using the latest audited financial statements issued by the each investees adjusted to U.S. GAAP, with effect in the Consolidated Statement of Income or OCI for unrealized gains or losses.

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

Additionally, Corficolombiana, together with some Investments Funds managed by Porvenir, and Corredores Asociados (an independent brokerage firm in Colombia), invested in a private investment fund which bought an additional stake in the three Special Purpose Vehicles mentioned above. The private investment fund, independently managed by Corredores Asociados, acquired 47.9% of the three Special Purpose Vehicles (acquiring an indirect investment in Promigas of 24.97%). The investment associated with this transaction totaled U.S.$792.8 million equivalent to Ps. 1,488,029 approximately of which Corficolombiana contributed U.S.$388.7 million equivalent to Ps. 729,562 and the Investments Funds managed by Porvenir contributed U.S.$151.6 million equivalent to Ps. 283,104. Through its participation in this private investment fund, Corficolombiana acquired an additional exposure of 14.94% to Promigas for a total of 39.91% direct and indirect stake.

Due to the increase in the equity stake of Promigas, during the year ended December 31, 2011 and up to November 30, 2012, Corficolombiana’s investment in Promigas was recorded under the equity method (No retroactive impacts were included as they were deemed immaterial). In November 30, 2012, and as further explained in the “business combination” section, Grupo Aval acquired control, under U.S. GAAP regulations, (not under Colombian regulations) of Promigas by acquiring an additional 10.32% of the company through two tender offer processes done in the local capital market.

After Corficolombiana acquired control of Promigas, the U.S. GAAP adjustment to this investment was reclassified from the “equity method” caption to the “business combination” caption.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

U.S. GAAP adjustment on the consolidated statements of income for the years ended December 31, 2014, 2013 and 2012 relate to the following affiliated companies:

Equity securities	2014		2013		2012
A.C.H. Colombia S.A.	Ps.	1,669	Ps.	1,321	Ps.	(95)
Aerocali S.A.		2,364		3,422		1,167
Colombiana de Extrusión S.A. Extrucol		587		(248)		168
Compañía Aguas de Colombia		84		(10)		45
Concesionaria Ruta del Sol SA		(15,318)		(9,699)		5,437
Concesionaria Tibitoc S.A.		604		485		1,874
Fidecomiso Meléndez		(2,686)		22		65
Hoteles Estelar Yopal		(1,153)		–		–
Fondo Capital I Corredores Investment fund (*)		–		–		42,716
Promigas S.A. (*)		–		–		14,554
Redeban Multicolor SA		(2,497)		5,980		725
Sociedad Transportadora de Gas del Oriente S.A.		–		–		–
Total	Ps.	(16,346)	Ps.	1,273	Ps.	66,656

(*)	See Note 30 (m) “Business combination”

The U.S. GAAP adjustment on shareholders’ equity relates to the following affiliated companies:

	December 31, 2014
Equity securities	Amount under Colombian Banking GAAP		Accumulated U.S. GAAP adjustments of prior year		Adjustments net income under equity method of 2014		Accumulated U.S. GAAP adjustments		Amount under U.S. GAAP
A.C.H. Colombia S.A.	Ps.	2,379	Ps.	3,259	Ps.	1,669	Ps.	4,928	Ps.	7,307
Aerocali S.A.		7,720		6,812		2,364		9,176		16,896
Colombiana de Extrusión S.A. Extrucol		1,785		1,208		587		1,795		5,370
Compañía Aguas de Colombia		1,097		58		84		142		1,239
Concesionaria Ruta del Sol SA		86,562		962		(15,318)		(14,356)		72,206
Concesionaria Tibitoc S.A.		9,823		5,959		604		6,563		16,386
Hoteles Estelar Yopal		3,811		–		(1,153)		(1,153)		2,658
Fidecomiso Meléndez		14,825		(170)		(2,686)		(2,856)		11,969
Redeban Multicolor SA		4,552		13,414		(2,497)		10,917		15,469
Gases del Caribe S.A. ESP (Gascaribe)		–		–		–		–		8,436
Gas Natural de Lima y Callao		–		–		–		–		386,842
Energía Eficiente S.A. ESP		–		–		–		–		4,146
Metrex		–		–		–		–		617
Complejo Energético del Este		–		–		–		–		2,659
Total	Ps.	132,554	Ps.	31,502	Ps.	(16,346)	Ps.	15,156	Ps.	552,200

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

	December 31, 2013
Equity securities	Amount under Colombian Banking GAAP		Accumulated U.S. GAAP prior year adjustments		Adjustments to net income under equity method of 2013		Total U.S. GAAP adjustments		Amount under U.S. GAAP
A.C.H. Colombia S.A.	Ps.	2,379	Ps.	1,938	Ps.	1,321	Ps.	3,259	Ps.	5,638
Aerocali S.A.		7,718		3,390		3,422		6,812		14,530
Colombiana de Extrusión S.A. Extrucol		1,785		1,456		(248)		1,208		4,576
Compañía Aguas de Colombia		1,097		68		(10)		58		1,154
Concesionaria Ruta del Sol SA (1)		86,562		10,662		(9,966)		963		87,526
Concesionaria Tibitoc S.A.		9,823		5,473		485		5,958		15,781
Fidecomiso Meléndez		14,825		(192)		22		(170)		14,655
Redeban Multicolor SA		4,552		7,433		5,981		13,414		17,966
Gases del Caribe S.A. ESP (Gascaribe)		–		–		–		–		14,930
Gas Natural de Lima y Callao		–		–		–		–		308,354
Energía Eficiente S.A. ESP		–		–		–		–		909
Metrex		–		–		–		–		728
Complejo Energético del Este		–		–		–		–		2,934
Total	Ps.	128,741	Ps.	30,228	Ps.	1,273	Ps.	31,502	Ps.	489,681

The following table shows the investments in affiliates under U.S. GAAP for the years 2014 and 2013.

Equity securities	2014		2013
A.C.H. Colombia S.A.	Ps.	7,307	Ps.	5,638
Aerocali S.A.		16,896		14,530
Colombiana de Extrusión S.A. Extrucol		5,370		4,576
Compañía Aguas de Colombia		1,239		1,155
Concesionaria Ruta del Sol SA		72,206		87,524
Concesionaria Tibitoc S.A.		16,386		15,782
Fidecomiso Meléndez		11,969		14,655
Hoteles Estelar Yopal		2,658		-
Redeban Multicolor SA		15,469		17,966
Gases del Caribe S.A. ESP (Gascaribe)		8,436		14,930
Gas Natural de Lima y Callao		386,842		308,354
Energía Eficiente S.A. ESP		4,146		909
Metrex		617		728
Complejo Energético del Este		2,659		2,934
Total	Ps.	552,200	Ps.	489,681

l)	Lessor accounting:

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The reconciliation adjustment relates to differences in the book value of certain operating lease agreements classified from the standpoint of the lessor, under Colombian Banking GAAP as a fixed asset in the balance sheet (cost less accumulated depreciation), which under U.S. GAAP are classified as direct leases do not recognize the fixed assets posted under Colombian Banking GAAP due to treatment required under U.S. GAAP.

Such difference decreases shareholders’ equity under U.S. GAAP by Ps. (11,985) and Ps. (6,361) in 2014, and 2013, respectively, decreases the condensed statements of income by Ps. (5,624), Ps. (12,662) and Ps. (2,234) in 2014, 2013 and 2012, respectively, due to treatment from the U.S. GAAP standpoint.

The following lists the components of net investment in direct financial leases for the years ended December 31, 2014 and 2013:

	2014		2013
Total minimum lease payments to be received	Ps.	11,376,618	Ps.	10,597,670
Less: Amount representing estimated executory cost (such as taxes, maintenance or insurance) including profit and total minimum lease payments		(233,602)		(228,211)
Minimum lease payments receivable		11,143,016		10,369,459
Estimated residual values of leased (unguaranteed)		(84,330)		(93,459)
Less: Unearned income		(2,386,657)		(2,172,601)
Net investment in direct financial leases	Ps.	8,672,029	Ps.	8,103,399

The following schedule shows the future minimum lease payments to be received on direct financial leases and operating leases for each of the next five years and thereafter.

For the year ended December 31, 2014	Financial leases		Operating leases
2015	Ps.	3,057,571	Ps.	242
2016		1,782,364		1,180
2017		1,512,182		612
2018		1,039,835		304
2019		969,477		1,695
2020 and thereafter		3,015,189		3,086
Total minimum future lease payments to be received	Ps.	11,376,618	Ps.	7,119

The total rental expense for all operating leases, except for terms of a month or less that were not renewed, for 2014, 2013 and 2012 were Ps. 240,732, Ps. 208,919 and Ps. 169,101, respectively.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

U.S. GAAP requires the purchase price to be allocated among the identifiable assets acquired, including any intangible assets and liabilities assumed, on the basis of their respective fair values. The difference between this amount and the purchase price is recognized as goodwill. Under U.S. GAAP, goodwill is not amortized but is subject to an annual impairment test. Furthermore, business combinations are always accounted for on the condensed consolidated statement of income from the date on which the acquirer obtains control or legally transfers the consideration, acquires the assets, or assumes the liabilities of the acquiree.

Horizonte acquisition

On April 18, 2013 Grupo Aval acquired 99.99% of the common shares issued by Administradora Horizonte S.A. (hereinafter “Horizonte”), a severance and pension fund company manager incorporated under Colombian law to administer severance and pension plans of Colombian workers. The cash price paid for the acquisition was U.S.$541,372 (thousands) equivalent to Ps. 999,622. The purpose of such acquisition was to merge Horizonte with Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A., a Grupo Aval subsidiary, which is dedicated to the same business as Horizonte. Such acquisition will consolidate the market share of these two companies. For consolidation purposes, the results of Horizonte have been included as from the acquisition date in Grupo Aval’s financial statements. Goodwill resulting from the acquisition has been recognized in the amount of Ps. 397,662 under U.S. GAAP. The Goodwill primarily consists of the potential future benefits of the Horizonte business and the synergies and economies of scale expected from the combined operations with Porvenir.

The following table discloses the total assets acquired and liabilities assumed from Horizonte under U.S. GAAP on March 31, 2013:

	U.S. GAAP Book value		Adjustment to fair value		Fair value
Purchase Price						999,622
Cash and due from banks	Ps.	168,717	Ps.	–	Ps.	168,717
Investments		317,011		–		317,011
Accounts receivable		22,207		(92)		22,115
Property, plant and equipment, net		12,636		20,834		33,470
Intangibles (*)		–		261,062		261,062
Deferred tax asset		20,516		63,028		83,543
Other assets		13,106		(7,178)		5,929
Total Assets Acquired		554,193		337,654		891,847
Other liabilities		(122,129)		(62,489)		(184,618)
Deferred tax		(11,750)		(93,519)		(105,269)
Total Liabilities Assumed		(133,879)		(156,008)		(289,887)
Identifiable assets acquired and liabilities assumed in Horizonte measured in accordance with ASC 805- 20-30	Ps.	420,314	Ps.	181,646		601,960
Goodwill						397,662
Fair value of assets acquired and liabilities assumed					Ps.	999,622

(*)	This amount includes trademarks for Ps. 1,000 and rights to assets management for Ps. 260,062.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Reformador Group acquisition

On December 23, 2013 Credomatic International Corporation, a subsidiary of Grupo Aval, acquired 100% of the common shares issued by Grupo Financiero Reformador de Guatemala S.A. The price paid for the acquisition was U.S.$421,349 (thousands) equivalent to Ps. 811,869. On December 23, 2013, Ps. 791,927 (U.S.$411 million) was paid and the remaining Ps. 19,942 (U.S.$10.3 million) was paid as an adjustment to the purchase price on 2014. The purpose of this acquisition was to merge BAC Credomatic with Reformador, in order to recognize certain synergies as both companies are involved in similar businesses. For consolidation purposes, the results of Reformador have been included in Grupo Aval’s consolidated financial statements from acquisition date beginning on the date of acquisition. Goodwill resulting from the acquisition was recognized in the amount of U.S.$248,894 (thousands) equivalent to Ps. 479,576 under U.S. GAAP. This goodwill primarily consists of the potential future benefits of the Reformador business and the synergies and economies of scale expected from the newly combined operations.

The following chart summarizes the amount paid for the acquisition of the Reformador Group and the value of assets acquired and liabilities assumed at December 31, 2013:

	Book value as of December 31, 2013 (U.S.$)		Adjustments to fair value (U.S.$)		Fair value as of December 31, 2013 (U.S.$)		Equivalent to millions of Colombian pesos
Purchase price (*)					U.S.$	421,349,580	Ps.	811,869

Assets acquired and liabilities assumed
Assets
Cash and cash equivalents	U.S.$	270,778,042	U.S.$	–	U.S.$	270,778,042	Ps.	521,743
Term deposits		51,567,509		–		51,567,509		99,362
Investments in securities		208,680,690		–		208,680,690		402,092
Loan portfolio (*)		1,031,139,800		(30,905,490)		1,000,234,310		1,927,281
Properties and equipment		24,628,106		(245,190)		24,382,916		46,982
Intangible assets (*)		–		26,386,509		26,386,509		50,842
Assets held for sale		11,909,717		–		11,909,717		22,948
Other assets		23,412,740		6,147,591		29,560,331		56,958
Total Assets Acquired		1,622,116,604		1,383,420		1,623,500,024		3,128,208
Liabilities
Deposits		1,204,250,781		(362,815)		1,203,887,966		2,319,687
Obligations		209,657,059		(405,519)		209,251,540		403,192
Other Liabilities (*)		32,481,657		5,422,961		37,904,618		73,036
Total Liabilities Assumed		1,446,389,497		4,654,627		1,451,044,124		2,795,915
Identifiable assets acquired and liabilities assumed in Reformador Group measured in accordance with ASC 805- 20-30	U.S.$	175,727,107	U.S.$	(3,271,207)		172,455,900		332,293
Goodwill						248,893,680		479,576
Fair value of assets acquired and liabilities assumed					U.S.$	421,349,580	Ps.	811,869

(*)
During the year 2014, the measurement period for Grupo Aval’s business combination was completed. During this period, new information was obtained about the facts and circumstances that were not available as of the acquisition date that, if known, would have resulted in the recognition of certain assets and liabilities as of that date. Therefore, Grupo Aval has recognized these assets and liabilities as part of its acquisition accounting during 2014, which were not considered material.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Bilbao Vizcaya Panama Bank acquisition

On December 19, 2013 Grupo Aval acquired 98.92% of the common shares issued by Banco Bilbao Vizcaya Argentaria (BBVA) de Panamá S.A. (hereinafter “Bilbao Vizcaya Panama”). The price paid for the acquisition was U.S.$505,139 (thousands) equivalent to Ps. 973,318 fully paid in cash. The purpose of this acquisition is to benefit from the future potential on the banking operations in Panama. For consolidation purposes, the results of BBVA have been included in Grupo Aval’s financial statements from acquisition date. Goodwill resulting from the acquisition was recognized in the amount of Ps. 312,770 (thousands) equivalent to Ps. 602,654 under U.S. GAAP. This goodwill primarily consists of the potential future benefits of the BBVA business and positive expectations of future cashflows.

During the year 2014 a Grupo Aval subsidiary acquired an additional 0,94% of the Banco BAC Panamá formerly BBVA by U.S.$4,790, (thousands) equivalent to Ps. 9,012. The difference between the price paid and the book value of this non controlling interest was recorded in additional paid in capital by Ps. 5,658.

The following chart summarizes the amount paid for the acquisition of Bilbao Vizcaya Panama and the value of assets acquired and liabilities assumed on December 19, 2013, the date of acquisition:

As result of this business combinations Grupo Aval acquired credit an impaired loan portfolio with carrying account of Ps. 49,187, U.S.$26,147 (thousand) and fair value of Ps. 31,423, U.S.$16,704

	Book value as of December 31, 2013 (U.S.$)		Adjustments to fair value (U.S.$)		Fair value as of December 31, 2013 (U.S.$)		Equivalent to millions of Colombian pesos
Purchase price (*)					U.S.$	505,139,760	Ps.	973,318

Assets acquired and liabilities assumed
Assets
Cash and cash equivalents	U.S.$	387,778,961	U.S.$	–	U.S.$	387,778,961	Ps.	747,184
Term deposits		1,428,878		–		1,428,878		2,753
Investments in Securities		29,495,402		–		29,495,402		56,833
Loan Portfolio (*)		1,458,199,326		(57,476,784)		1,400,722,542		2,698,954
Properties and Equipment		8,969,231		2,859,485		11,828,716		22,792
Intangible Assets		–		26,859,371		26,859,371		51,753
Assets held for sale		1,315,180		–		1,315,180		2,534
Other Assets (*)		25,648,510		16,108,556		41,757,066		80,459
Total Assets Acquired		1,912,835,488		(11,649,372)		1,901,186,116		3,663,262
Liabilities
Deposits		1,533,408,497		6,719,105		1,540,127,602		2,967,564
Obligations		73,221,429		(107,518)		73,113,911		140,878
Other Liabilities		82,569,039		7,516,178		90,085,217		173,579
Total Liabilities Assumed		1,689,198,965		14,127,765		1,703,326,730		3,282,021
Non-controlling interest		2,043,148		3,446,128		5,489,276		10,577
Identifiable assets acquired and liabilities assumed in Reformador Group measured in accordance with ASC 805- 20-30	U.S.$	221,593,375	U.S.$	(29,223,265)		192,370,110		370,664
Goodwill						312,769,650		602,654
Fair value of assets acquired and liabilities assumed					U.S.$	505,139,760	Ps.	973,318

(*)
During the year 2014, the measurement period for Grupo Aval’s business combination was completed. During this period, new information was obtained about the facts and circumstances that were not available as of the acquisition date that, if known, would have resulted in the recognition of certain assets and liabilities as of that date. Therefore, Grupo Aval has recognized these assets and liabilities as part of its acquisition accounting during 2014, which were not considered material.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

Additionally, under U.S. GAAP the consideration being transferred is measured as the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The resulting goodwill is recognized, and the acquirer consolidates the acquiree from the date of acquisition. On November 27, 2012, the acquisition of the controlling interest in Promigas under U.S. GAAP generated goodwill of Ps. 2,504,680 and had an impact on non-controlling interest of Ps. 1,925,314 at the acquisition date.

The following table discloses the main adjustments to U.S. GAAP at the date of the transaction related to the acquisition of Promigas:

39.91% investment in Promigas under Colombian Banking GAAP before business combinations (1)	Ps.	1,696,639
Accumulated U.S. GAAP adjustments under equity method before business combination (1)		(185,181)
Remeasurement at fair value of previously held equity interest in Promigas at acquisition-date recognized in income		269,802
Acquisition cost taken to income		(1,693)
Acquisition-date fair value of the acquirer's previously held equity interest in Promigas		1,779,567
Consideration transferred for the additional 10.32% acquired (1)		348,930
Fair value of 49.77% noncontrolling interest in Promigas		1,925,314
		4,053,812
Fair value identifiable assets acquired and liabilities assumed in Promigas		(1,549,132)
Goodwill	Ps.	2,504,680

(1)	As of December 31, 2012 total adjustment of Ps. 1,860,388 were reclassified from affiliated company (see note (k) above).

The following table discloses the total assets acquired and liabilities assumed from Promigas under U.S. GAAP before and after the acquisition on November 27, 2012:

	U.S. GAAP book value		Adjustment to fair value		Fair value
Cash and due from banks	Ps.	207,773	Ps.	–	Ps.	207,773
Investments		325,405		107,737		433,142
Accounts receivable		894,429		–		894,429
Property, plant and equipment, net		1,931,356		631,745		2,563,101
Intangibles (*)		–		287,711		287,711
Other assets		646,835		–		646,835
Financial obligations		(1,612,102)		–		(1,612,102)
Bonds		(550,015)		–		(550,015)
Other liabilities		(995,428)		–		(995,428)
Deferred tax		2,920		(329,233)		(326,313)
Identifiable assets acquired and liabilities assumed in Promigas measured in accordance with ASC 805 -20-30	Ps.	851,173	Ps.	697,959	Ps.	1,549,132

(*)	Include intangibles assets by rights in connection Ps. 2,984, customer relationship Ps. 283,584 and other Ps. 1,143.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The methods used for the determination of the fair value

The methods used for the determination of the fair value of assets acquired and liabilities assumed for all the acquisitions described are as follows:

Loan portfolio

The fair value of loan portfolios was determined on the basis of discounted cash flows through the utilization of net returns. The portfolio was segmented into sets of loans with similar characteristics, including, but not limited to, the type of loan, its currency of disbursement, applicable interest rate, collateral, among other factors. The estimated cash flows for each set of loans were prepared on the basis of the outstanding principal amount pending payment, the weighted average interest rate applicable, prepayments and the remaining weighted time until maturity. Forecasted cash flows were discounted at a market rate deemed appropriate for each specific group of loans under analysis. Market rates were established by observing market prices and using internal pricing policies for the extension of these loans.

Methods used to estimate the fair values are extremely sensitive to the assumptions made. Although it was the intention of management to use those assumptions that best reflect the loan portfolios acquired as well as current market conditions, a higher degree of subjectivity is nevertheless inherent to those values when compared to values determined in active markets. Such fair value is not representative of an exit price.

Securities

When available securities are measured using quoted market prices. If quoted market prices are not available, fair value is determined using the market price of a similar instrument or of observable inputs used in valuations. In the events in which the most significant inputs of valuation are not directly observable in the market, the incumbent securities are measured through use of the best information available for determination of the fair value. Such information may be internally developed and does take into account the premiums that would be required by a market participant.

Relationship with depositors

The relationship with depositors (hereinafter “CDI”) is a measure of the value of demand deposits, savings deposits and monetary market deposits that are acquired through business combinations. The fair value of CDI was determined on the basis of the present value of cost savings attributable to financing received from depositors, as compared with an alternative financing source.

Relationship with customers

Relationships with credit card holders, commercial customers and affiliated merchants, measure the value of those relationships for the entities acquired based on the history of recurring cash flows derived from current customers and the likelihood that those customers will continue generating cash flows in the future. Fair value of these intangible assets was established through use of the methodology of multi-period excess income, which basic assumption is that the fair value of a customer relationship may be determined on the basis of the present value of net future cash flows to be collected through the life of the underlying asset.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Trademarks and brands

A brand or trademark of high recognition in the market has considerable value for an entity. The determination of the fair value of trademarks and brands takes into consideration, among other factors, the royalty payment rate comparable for the industry and the total forecasted income flows to be generated by the banking business.

Deposit liabilities

Fair value used for demand and savings deposits is, by definition, equal to the amount payable on demand as of the date of acquisition. The fair value for fixed term deposits is estimated through utilization of the method of discounted cash flows using interest rates offered by similar banks operating in each country and each currency, applicable to the different groups of outstanding maturities. In those cases in which there are no available market interest rates for a particular maturity, rate extrapolation was conducted on the basis of available interest rates.

Deferred taxes

Deferred income taxes are those arising from differences between amounts recorded in the consolidated financial statements and the amounts recognized for tax purposes basis of assets acquired and liabilities assumed as a result of the acquisition.

 Debt instruments

Fair value of debt instruments was estimated through utilization of discounted cash flows. Contractual interest rates were compared to market interest rates on the date of valuation. Those debt instruments whose contractual interest rate were either above or below market rates were adjusted to reflect either a premium or a discount.

Other assets and liabilities

Due to the relative short term nature of both other assets and liabilities, it is considered that their book value fairly approximates their fair value.

The following is a detailed reconciliation of the adjustments between Colombian Banking GAAP and U.S. GAAP related to all business combinations in Aval Group:

	December 31, 2014		December 31, 2013
U.S. GAAP adjustment to goodwill (1)	Ps.	(680,251)	Ps.	(763,488)
Purchase price allocated to intangible assets identified (2)		827,402		841,291
Fair value of other assets acquired and liabilities assumed (3)		(548,567)		(451,787)
Promigas business combinations (4)		358,007		366,863
Additional paid-in capital in equity transactions with non controlling interest		(78,349)		(51,908)
Deferred; Income tax		359		359
	Ps.	(121,399)	Ps.	(58,670)

(1)	Goodwill

This adjustment represents the difference in the amount of goodwill under Colombian Banking GAAP, which represents purchase price less book value of net assets acquired and related goodwill amortization, with U.S. GAAP which recognizes goodwill as the purchase price less fair value of net assets acquired including intangible assets not recognized on books prior to the acquisition.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The breakdown of goodwill under U.S. GAAP during the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014		2013		2012
Balance at beginning of year	Ps.	6,595,226	Ps.	5,145,527	Ps.	2,876,904
Additions related to business acquisitions:
Bilbao Vizcaya Panama Bank		40,849		562,689		–
Reformador Group		18,911		460,572		–
Administradora Horizonte S.A.		–		397,662		–
Promigas S.A. E.S.P.		–		–		2,504,680
Proyectos de Infraestructura		–		–		–
Reclassification to intangible assets and deferred income tax (a)		–		–		(69,860)
Effects of foreign exchange rates		682,150		142,763		(166,197)
Adjustment to goodwill due to Promigas subsidiary sale		–		(113,987)		–
Balance at end of year		7,337,136		6,595,226		5,145,527
Goodwill under Colombian Banking GAAP		5,626,694		4,968,021		2,842,533
Subtotal	Ps.	1,710,442	Ps.	1,627,205	Ps.	2,302,994
Less goodwill in Promigas consolidation		2,390,693		2,390,693		2,504,680
Adjustment recorded under U.S. GAAP	Ps.	(680,251)	Ps.	(763,488)	Ps.	(201,686)

(a)	This amount represents the business combination of “Intrex Investment Inc” and “Consesionaria Panamericana” which acquired concession road in Colombia, which operates in the non-financial sector.

Goodwill under U.S. GAAP, allocated by segments, as of December 31, 2014 and 2013 were:

	December 31, 2014		December 31, 2013
Banco de Bogotá	Ps.	7,102,981	Ps.	6,361,071
Banco de Occidente		116,845		116,845
Banco Popular		117,310		117,310
Total Goodwill	Ps.	7,337,136	Ps.	6,595,226

Under U.S. GAAP, Grupo Aval tests goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment. Grupo Aval conducted qualitative impairment tests of goodwill which indicated that there is no goodwill impairment for the years ended December 31, 2014 and 2013.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The changes of Grupo Aval’s intangible assets, net under U.S. GAAP for the years ended December 31, 2014, 2013 and 2012 were as follows:

	2014		2013		2012
Balance at beginning of year	Ps.	1,069,586	Ps.	778,966	Ps.	463,539
Adjustment to intangibles assets due to the sale of a subsidiary of Promigas.		–		(1,261)		–
Reclassifications (a)		–		–		118,024
Additions related to business combinations		–		381,289		287,711
Customer relationships purchased (b)		15,377		–		–
Effect of foreign exchange rate		99,972		27,267		(27,833)
Amortization		(177,142)		(116,675)		(62,475)
Balance at end of year		1,007,793		1,069,586		778,966
Less intangible assets recorded in Promigas consolidation		180,391		228,295		283,217
Adjustment recorded under U.S. GAAP	Ps.	827,402	Ps.	841,291	Ps.	495,749

(a)	This amount represents the business combination of “Intrex Investment INC” and “Consesionaria Panamericana” which acquired concession road in Colombia, which operates in the non-financial sector.
(b)	This amount is related to the credit card customer relationships purchased by the subsidiary Bac Credomatic.

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

Concession roads

Grupo Aval through its subsidiary Corficolombiana has entered into the road concession business which involves construction, operation and maintenance of public toll road granted by the Colombian Government. Road concession arose from contractual rights related to the acquisition of Consesionaria Panamericana and Intrex Investment Inc.

Customer relationships

Customer relationships are defined as the relationship that Grupo Aval has established with its customers through contracts. Customer relationships arise from contractual rights, thus classified as intangible assets that meet the contractual-legal criterion.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Rights to asset management contracts

Contractual rights with asset management clients are assets resulting from businesses that were initially recognized at fair value, as determined based on the future cash flows expected from those relationships over a period of time based on an estimation of the time period those customers remain as customers for Grupo Aval. These assets are assessed annually in order to determine whether they have been impaired, either from termination or deterioration of the relationship.

Intangibles are calculated based on the expected gains to be received from these relationships for a specific period of time.

Intangible assets under U.S. GAAP were as follows:

	December 31, 2014
	Gross carrying amount		Accumulated amortization		Net
Non-amortizable intangible assets	Ps.	139,779	Ps.	-	Ps.	139,779
Amortizable intangible assets		1,338,976		(470,962)		868,014
	Ps.	1,478,755	Ps.	(470,962)	Ps.	1,007,793

	December 31, 2013
	Gross carrying amount		Accumulated amortization		Net
Non-amortizable intangible assets	Ps.	113,758	Ps.	-	Ps.	113,758
Amortizable intangible assets		1,236,267		(280,440)		955,828
	Ps.	1,350,026	Ps.	(280,440)	Ps.	1,069,586

The following table shows the intangible assets gross amount under U.S. GAAP, detailed with their respective useful lives:

	2014		2013		Weighted average useful life (months)
Brands	Ps.	140,748	Ps.	114,726	Indefinite
Core deposits		208,148		187,939	173
Road concessions (a)		121,008		121,008	253
Customer relationships (b)		703,386		629,500	164
Rights to asset management contracts		260,062		260,062	300
Other		45,403		36,791	68
	Ps.	1,478,755	Ps.	1,350,026

(a)	This amount represents the business combination of “Intrex Investment Inc” and “Consesionaria Panamericana” which acquired concession roads in Colombia, which operate in the non-financial sector.

(b)	This amount includes Ps. 282,301 and Ps. 283,584 from Promigas business combination for during 2014 and 2013 respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Grupo Aval expects that the estimated aggregate amortization expense for intangible assets for the next five fiscal years to be as shown in the following table.

Fiscal year ending December 31	Aggregate amortization expense
2015	Ps.	127,643
2016		113,696
2017		97,850
2018		73,242
2019		68,795
Total	Ps.	481,226

(3)	Fair value of other assets acquired and liabilities assumed

The following is the consolidated movement of fair value of assets acquired and liabilities assumed in business combination

	2013		Additions(1)		Effect of foreign exchange rates		Amortization		Deferred tax reclassification		2014
Investment securities	Ps.	100,410	Ps.	–	Ps.	–	Ps.	(4,062)	Ps.	–	Ps.	96,348
Loan portfolio		(44,894)		(61,805)		(24,231)		(5,398)		–		(136,328)
Allowance		26,922		–		6,506		(22,444)		–		10,984
Fixed assets		768,432		–		27,235		(27,982)		–		767,685
Other assets		(18,506)		13,616		6,422		16,245		(14,414)		3,363
Reappraisal of assets		(476,490)		–		(37,437)		(7,685)		–		(521,612)
Deposits		(15,991)		–		(3,865)		11,740		–		(8,116)
Other liabilities		(55,903)		6,713		(23,189)		26,759		(8,147)		(53,767)
Non controlling interest		(1,802,162)		–		(1,608)		37,933		–		(1,765,837)
		(1,518,182)		(41,476)		(50,167)		25,106		(22,561)		(1,607,280)
Less fair value of other assets in Promigas consolidation		(1,066,395)		–		–		–		–		(1,058,713)
Adjustment recorded under U.S. GAAP	Ps.	(451,787)	Ps.	(41,476)	Ps.	(50,167)	Ps.	25,106	Ps.	(22,561)	Ps.	(548,567)

(1)	See a summary about the amount paid for the acquisition of the Reformador Grupo and Bilbao Vizcaya Panama Bank above.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

	2012		Additions		Effect of foreign exchange rates		Amortization		Deferred tax reclassification		2013
Investment securities	Ps.	104,472	Ps.	–	Ps.	–	Ps.	(4,062)	Ps.	–	Ps.	100,410
Loan portfolio		(74,851)		18,673		(8,116)		19,400		–		(44,894)
Allowance		32,459		–		2,854		(8,391)		–		26,922
Fixed assets		835,827		5,203		9,026		(81,624)		–		768,432
Other assets		16,459		2,327		2,763		(12,734)		(27,321)		(18,506)
Reappraisal of assets		(444,574)		(15,100)		(11,798)		(5,018)		–		(476,490)
Deposits		(5,454)		(11,925)		(511)		1,899		–		(15,991)
Other liabilities		(76,255)		(94,954)		(6,818)		11,976		110,148		(55,903)
Non controlling interest		(1,912,471)		3,343		–		106,966		–		(1,802,162)
		(1,524,388)		(92,433)		(12,600)		28,411		82,827		(1,518,182)
Less fair value of other assets in Promigas consolidation		–		–		–		–		–		(1,066,395)
Adjustment recorded under U.S. GAAP	Ps.	(1,524,388)	Ps.	(92,433)	Ps.	(12,600)	Ps.	28,411	Ps.	82,827	Ps.	(451,787)

Under Colombian Banking GAAP assets acquired and liabilities assumed are recorded at their carrying amounts. Under U.S. GAAP, fair value adjustments are allocated to each acquired asset and assumed liability and the differences between the fair value and book value of the depreciable assets are amortized during the estimated period of useful life.

(4)	The following table discloses the adjustment between Colombian banking GAAP and U.S. GAAP for Promigas business combination in Aval Group shareholders’ equity as of December 31, 2014 and 2013:

	2014		2013
Remeasurement at fair value of previously held equity interest in Promigas at acquisition date recognized in income	Ps.	269,802	Ps.	269,802
Accumulated U.S. GAAP adjustments under equity method before business combination		(185,181)		(185,181)
Acquisition cost taken to income		(1,693)		(1,693)
Deferred income tax reclassification to deferred income tax caption for disclosure purpose and provision for loans reclassification		275,079		283,935
Total shareholders’ equity adjustment under U.S. GAAP for Promigas	Ps.	358,007	Ps.	366,863

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The following is the movement of business combinations adjustment under U.S. GAAP.

	2014		2013		2012
Balance at the beginning of the year U.S. GAAP adjustments	Ps.	(58,670)	Ps.	302,716	Ps.	(213,913)
Adjustment recorded during the year to statement of income (1)		169		(80,341)		323,825
Adjustment recorded to OCI under U.S. GAAP (Unrealized gains (losses) on available for sale securities)		32,757		(44,452)		12,083
Additional paid in capital in equity transactions with non controlling interest (2)		(118,217)		(357,373)		–
Reclassifications from affiliated investment caption of $ 185,181 and deferred taxes caption of $ (365,902).		–		–		180,721
Transfer from other U.S. GAAP adjustment captions (3)		22,562		120,780		–
Balance at the end of year	Ps.	(121,399)	Ps.	(58,670)	Ps.	302,716

(1)	In 2012, this amount mainly included the remeasurement at fair value of previously held equity interest in Promigas at the acquisition-date recognized in income

(2)
Grupo Aval frequently performs equity transactions with non controlling interest in order to buy or sell stock in its subsidiaries; this does not imply a loss of control in the subsidiaries. Under Banking GAAP, the highest value in relation to book value of the stock purchased is recorded as goodwill in the assets and the profit from the sale of stocks is recorded in the Condensed Consolidated Statement of Income. Under U.S. GAAP these transactions are considered equity transactions and as such the additional value paid to non controlling interest over their book value of the stock purchased and the profit in the sale of the stocks in the subsidiaries without loss of the control are recorded in equity of the controlling interest. In additions, in other reconciliation captions recognize additional paid-in capital of Ps. 73,988 in equity transaction with non controlling interest totaling Ps. 192,922 in this kind of transactions in 2014 and Ps. 18,106 in 2013, totaling Ps. 385,949.

(3)	Mainly related to transfer of Ps. 22,383, to deferred income tax caption in 2014 and Ps. 112,995 in 2013 (see note a) 1 above.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

n)	Consolidation of Promigas.

Under Colombian regulations and Banking GAAP, Grupo Aval does not control nor consolidate Promigas as: (i) under Colombian Banking GAAP control results from one beneficial owner having an equity stake higher than 50%, and (ii) 5.58% of the 50.23% stake mentioned above is held by a private investment fund whose legal direct beneficial owner under Colombian laws is not Grupo Aval; however under U.S. GAAP consolidation is required.

The following tables disclose the Promigas and Private Capital Fund consolidation process under U.S. GAAP as of December 31, 2014 and for the year then ended previous to consolidation with Corficolombiana. All transactions were eliminate in consolidation process:

Consolidated Balance Sheet as of December 31, 2014

	Book value under U.S. GAAP as of December 31, 2014		Adjustments to fair value at acquisition date		Fair value amortizations		Eliminations for consolidation purposes		Promigas balance and adjustment included in consolidated Grupo Aval balance
Assets
Cash and cash equivalents	Ps.	220,068	Ps.	–	Ps.	–	Ps.	(128,357)	Ps.	91,711
Investment securities		307,399		107,737		(10,646)		–		404,490
Aval Group investment in Promigas		182,804		(1,360,380)		–		(833,734)		(2,011,310)
Loans and accounts receivable, net		946,112		–		–		(118,460)		827,652
Property, plant and equipment, net		2,502,535		631,745		(85,991)		–		3,048,289
Goodwill		10,786		2,493,894		(113,987)		–		2,390,693
Other assets, net		902,648		287,711		(107,320)		(69)		1,082,970
Total assets	Ps.	5,072,352	Ps.	2,160,707	Ps.	(317,944)	Ps.	(1,080,620)	Ps.	5,834,495
Liabilities and shareholders’ equity
Liabilities

Short and long-term debt	Ps.	2,606,346	Ps.	–	Ps.	–	Ps.	(120,935)	Ps.	2,485,411
Other liabilities		1,361,773		329,233		(54,155)		(125,951)		1,510,900
Total liabilities		3,968,119		329,233		(54,155)		(246,886)		3,996,311
Shareholders’ equity
Controlling interest		954,373		–		(132,422)		(1,008,869)		(186,918)
Non-controlling interest		149,860		1,831,474		(131,367)		175,135		2,025,102
Total shareholders’ equity		1,104,233		1,831,474		(263,789)		(833,734)		1,838,184
Total liabilities and shareholders’ equity	Ps.	5,072,352	Ps.	2,160,707	Ps.	(317,944)	Ps.	(1,080,620)	Ps.	5,834,495

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Consolidated Statement of income

	Book value under U.S. GAAP as of December 31, 2014		Fair value amortizations		Eliminations for consolidation purposes		Promigas balance and adjustment included in consolidated Grupo Aval balance
Total interest income	Ps.	7,068	Ps.	–	Ps.	8,520	Ps.	15,588
Total interest expense		(150,516)		–		(8,904)		(159,420)
Income from investment portfolio		24,279		–		(269,265)		(244,986)
Other income		639,824		–		2,365		642,189
Other expense		(1,315)		(69,911)		(995)		(72,221)
Income tax expense (1)		(137,580)		8,857		–		(128,723)
Net income		381,760		(61,054)		(268,279)		52,427
Net income attributable to non-controlling interest		(22,351)		30,351		(167,795)		(159,795)
Net income attributable to Grupo Aval’s shareholders	Ps.	359,409	Ps.	(30,703)	Ps.	(436,074)	Ps.	(107,368)

(1)	Included current income tax expense of Promigas.

The following tables disclose the Promigas and Private Capital Fund consolidation process under U.S. GAAP as of December 31, 2012 and for the year then ended previous to consolidation with Corficolombiana, all transactions were eliminate in consolidation process:

Consolidated Balance Sheet as of December 31, 2013

	Book value under U.S. GAAP as of December 31, 2013		Adjustments to fair value at acquisition date		Fair value amortizations		Eliminations for consolidation purposes		Promigas balance and adjustment included in consolidated Grupo Aval balance
Assets
Cash and cash equivalents	Ps.	200,130	Ps.	–	Ps.	–	Ps.	(52,373)	Ps.	147,757
Investment securities		19,723		107,737		(5,536)		–		121,924
Aval Group investment in Promigas		172,709		(1,360,380)		–		(692,010)		(1,879,681)
Loans and accounts receivable, net		906,640		–		–		(306,946)		599,694
Property, plant and equipment, net		2,172,099		631,745		(69,094)		–		2,734,750
Goodwill		10,786		2,493,894		(113,987)		–		2,390,693
Other assets, net		1,033,442		287,711		(59,415)		–		1,261,738
Total assets	Ps.	4,515,529	Ps.	2,160,707	Ps.	(248,032)	Ps.	(1,051,329)	Ps.	5,376,875
Liabilities and shareholders’ equity
Liabilities
Short and long-term debt	Ps.	932,563	Ps.	–	Ps.	–	Ps.	(359,170)	Ps.	573,393
Other liabilities		2,756,809		329,233		(45,298)		–		3,040,744
Total liabilities		3,689,372		329,233		(45,298)		(359,170)		3,614,137
Shareholders’ equity
Controlling interest		714,116		–		(101,718)		(760,930)		148,532
Non-controlling interest		112,041		1,831,474		(101,016)		68,771		1,911,270
Total shareholders’ equity		826,157		1,831,474		(202,734)		(692,159)		1,762,738
Total liabilities and shareholders’ equity	Ps.	4,515,529	Ps.	2,160,707	Ps.	(248,032)	Ps.	(1,051,329)	Ps.	5,376,875

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Statement of income

	Book value under U.S. GAAP as of December 31, 2013		Fair value amortizations		Eliminations for consolidation purposes		Promigas balance and adjustment included in consolidated Grupo Aval balance
Total interest income	Ps.	15,670	Ps.	–	Ps.	(10,688)	Ps.	4,982
Total interest expense		(127,718)		–		9,874		(117,844)
Income from investment portfolio		34,206		–		(434,041)		(399,835)
Other income		750,755		(*)(148,474)		(629)		601,652
Other expense		(3,725)		(92,645)		514		(95,856)
Income tax expense (1)		(138,810)		43,030		–		(95,780)
Net income		530,378		(198,089)		(434,970)		(102,681)
Net income attributable to non-controlling interest		(25,191)		98,535		(230,359)		(157,015)
Net income attributable to Grupo Aval’s shareholders	Ps.	505,187	Ps.	(99,554)	Ps.	(665,329)	Ps.	(259,696)

(*)	This amount is related to the sale of the Promigas subsidiary named Promitel.

The following is the movement of Promigas adjustments under U.S. GAAP.

	2014		2013		2012
Balance at the beginning of the year of U.S. GAAP adjustments	Ps.	(231,460)	Ps.	(2,166)	Ps.	–
Adjustment recorded during the year to statement of income (1)		(107,368)		(259,696)		9,491
Adjustment recorded to OCI under U.S. GAAP Unrealized gains (losses) on available for sale securities		53,152		30,219		(11,657)
Additional Paid in Capital in equity transactions with non controlling interests		(722)		183		–
Balance at the end of year	Ps.	(286,398)	Ps.	(231,460)	Ps.	(2,166)

(1)
In 2013, this amount included the reversal of the Promigas investment valuation in Corficolombiana and any income in the form of either stock or cash dividends received by Corficolombiana taken to income according to local regulations, which are eliminated in the consolidation process. In 2012 the net income consolidation process included only one month since the Promigas business combination occurred in November 2012 (See note (m) above).

(o)	Non-controlling interest

Under Colombian Banking GAAP, the non-controlling interest is presented as a separate line item within total liabilities and thus, does not comprise part of shareholders’ equity.

For U.S. GAAP purposes, ASC 810-10-65-65-1 requires the non-controlling interest in subsidiaries to be classified as a separate component of shareholders’ equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosures of the amounts attributable to the parent company and the non-controlling interest.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The following is the reconciliation of non-controlling interest between Colombian Banking GAAP and U.S. GAAP:

	December 31, 2014		December 31, 2013
Non-controlling interest under Colombian Banking GAAP	Ps.	7,368,199	Ps.	6,472,242
Adjustments incorporated under U.S. GAAP reconciliation:
Non-controlling interest in reappraisal of assets (1)		(1,601,780)		(1,430,749)
Non-controlling interest participation in U.S. GAAP adjustments		(23,959)		(100,957)
Business combinations (2) (3)		2,089,382		1,982,190
Non-controlling interest in variable interest entities		–		6,571
		463,643		457,055
Non-controlling interest under U.S. GAAP	Ps.	7,831,842	Ps.	6,929,297

(1)
As explained in note (iv) (d) above, under Colombian Banking GAAP the surplus between the appraisal and the book value of the asset is recorded in the unconsolidated balance sheet under the asset caption “Reappraisal of assets” and the effect in shareholders’ equity under the caption “Equity surplus: reappraisals of assets”. This adjustment relates to the reversal of the participation of the non-controlling interest in reappraisal of assets.

(2)
During 2012, Corporacion Financiera Colombiana acquired control in Promigas and measured the assets acquired and liabilities assumed at their fair values including those related to non controlling interest. The 2014 and 2013 balances include Ps. 2,025,102 and Ps. 1,911,269 of non-controlling interest from Promigas, respectively (See note (m), and (n) above).

(3)
During 2005, Corporación Financiera del Valle “Corfivalle” (an entity not controlled by Grupo Aval) acquired the shares of Corporación Financiera Colombiana (a subsidiary of Grupo Aval) in an exchange of equity interest. With this transaction, Grupo Aval acquired the control of “Corfivalle” (transaction commonly referred to as reverse acquisition), which was recorded for U.S. GAAP reconciliation purposes according to ASC 323 (previously EITF 98-13), determining the fair value of the assets given, of the net assets acquired and the fair value of the non-controlling interest after the merger process.

Under Colombian Banking GAAP, an agreement whereby Grupo Aval assigned to Adminegocios & Cia. S.C.A. its right to acquire up to 2,605,000 mandatorily convertible bonds issued by Banco de Bogotá by Ps. 118,450 is regarded as the sale of a stake of Banco de Bogotá by Grupo Aval. As a direct consequence of this transaction, Grupo Aval recognized a gain of Ps. 61,222 and reduced its stake in Banco de Bogotá from 65.33% to 64.44%. Under U.S. GAAP, this agreement was considered in substance, a loan in accordance with ASC 470 and thus no gain was recognized and Grupo Aval’s stake in Banco de Bogotá was not reduced. The option expired on February 2, 2013, and it was not exercised by either Grupo Aval or by Adminegocios & Cia. S.C.A.

Due to the aforementioned situation, under U.S. GAAP the financial obligation of Ps. 118,450 plus accrued interest amounting to Ps. 15,399 was settled with a charge to non-controlling interest in shareholders’ equity of Ps. 68,594 and the difference of Ps. 65,255 was charged to additional paid–in capital in the controlling interest shareholders’ equity.

(p)	Guarantees and contingencies:

1)	Guarantees

Grupo Aval provides its clients with a variety of guarantees and similar arrangements, including stand-by letters of credit and bank guarantees.

Under Colombian Banking GAAP, at the inception of the guarantees, Grupo Aval recognizes in Memorandum Accounts the full guaranteed amount. Any premium received is recognized as collected in the Consolidated Statement of Income.

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The table below shows guarantees by expiration dates and maximum potential amount of future losses:

	Expire within one year				Expire after one year				Total amount outstanding				Maximum potential amount of future losses
	2014		2013		2014		2013		2014		2013		2014		2013
Financial standby letters of credit	Ps.	285,163	Ps.	268,021	Ps.	480,642	Ps.	634,484	Ps.	765,804	Ps.	902,506	Ps.	765,804	Ps.	902,506
Bank guarantees		1,815,768		880,074		1,478,633		1,738,754		3,294,401		2,618,827		3,294,401		2,618,827
Total	Ps.	2,100,931	Ps.	1,148,094	Ps.	1,959,275	Ps.	2,373,237	Ps.	4,060,205	Ps.	3,521,333	Ps.	4,060,205	Ps.	3,521,333

	Notional amount		Fair value		Notional amount		Fair value
	2014				2013
Financial standby letters of credit	Ps.	765,804	Ps.	6,938	Ps.	902,506	Ps.	6,515
Bank guarantees		3,294,401		37,455		2,618,827		34,608
Total	Ps.	4,060,205	Ps.	44,393	Ps.	3,521,333	Ps.	41,122
2)	Contingencies

Under Colombian Banking GAAP, contingencies are recognized in the following events:

Information available prior to issuance of the consolidated financial statements indicates that it is probable (>50%) that an asset had been impaired or a liability had been incurred at the date of the consolidated financial statements. Then, the amount of loss can be reasonably estimated.

A provision for a contingent events is recorded at the time notice is served to Grupo Aval in a court proceeding. No reference is made in the provision as to the evaluation of the probable final outcome.

Under U.S. GAAP, ASC 450, “Accounting for Contingencies”, provides guidance for recording contingencies. Under ASC 450, there are three levels to assess contingent events – probable, reasonably possible and remote. The term “probable” in ASC 450 is defined as “the future event or events that are likely to occur”. The term “reasonably possible” is defined as “the chance of the future event or events occurring is more than remote but less than likely”. In addition, the term “remote” is defined as “the chance of the future event or events occurring is low”.
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

Under U.S. GAAP, a liability is required to be recorded for the value of the existing points which are earned and expected to be redeemed based on the statistics of redemption. The estimated cost per point includes the average cost of the awards. Periodic adjustments to this liability are recorded as other operating expenses on the Consolidated Statement of Income based on the awards earned, awards redeemed, awards expired and changes in the cost base and changes in the award system. The liability is recorded under the accrued expenses and other liabilities caption.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

	Net Income						Shareholders’ equity
	2014		2013		2012		2014		2013
Guarantees	Ps.	1,838	Ps.	(272)	Ps.	(343)	Ps.	(358)	Ps.	(2,196)
Probable contingencies (1)		(17,330)		(40,482)		(1,143)		(29,234)		(11,904)
Loyalty programs		(6,418)		(10,229)		(3,533)		(26,325)		(19,907)
Business combination		–		–		–		(14,626)		(14,626)
	Ps.	(21,910)	Ps.	(50,983)	Ps.	(5,019)	Ps.	(70,543)	Ps.	(48,633)

(1)
The increase in 2013 is due to certain estimations made of probable contingencies in the subsidiary Porvenir related to the lack of account balances of certain clients in the obligatory pension fund. Porvenir manages these accounts and must pay the minimum payment required under Colombian law regardless of the client’s ability to pay. Losses in these accounts stem from an increase in interest rates in Colombia.

(q)	Equity tax:

In accordance to Law 1111 of 2006, companies and individuals who possess liquid equity in excess of Ps. 3,000 were subject to a special equity tax during 2011. Under Colombian Banking GAAP, the equity tax was recorded against deferred charges and amortized on a straight monthly basis from 2011 to 2014 with taxes charged to the consolidated statement of income.

Under U.S. GAAP, tax expense derived from the equity tax is recorded directly on the Consolidated Statements of Income, discounted at its present value.

The adjustment to Shareholders’ Equity under U.S. GAAP of Ps. - and Ps. (174,803) as of December 31, 2014 and 2013, respectively, and in Consolidated Statements of Income of Ps. 174,788, Ps. 160,663 and Ps. 120,178 in 2014, 2013 and 2012, respectively.

As explained in (note (1)(w)), on December 2014 a new tax law was issued in Colombia. Under the new law an additional equity tax was created to be paid by the companies during 2015, 2016 and 2017 calculated over the companies’ equity tax recorded as of January 1, each year, which can be recorded under Colombian Banking GAAP as a deduction of retained earnings in equity. Aval shareholder meeting occurred in January 2015 and the shareholders decided to record this equity tax with charge to the retained earnings. For U.S. GAAP purposes this tax must be recorded against to earnings.

(r) Variable interest entities:

Under Colombian Banking GAAP, consolidation is required only when an entity holds the majority of voting rights of another legal society.

Under U.S. GAAP, application of the majority voting interest requirement to certain types of entities may not identify the party with a controlling financial interest because that interest may be achieved through other arrangements. Although ASC 810-10-15-14 states that consolidated financial statements include subsidiaries in which Grupo Aval has a controlling financial interest, (i.e., a majority voting interest), U.S. GAAP also requires a company to consolidate a variable interest entity (“VIE”) if that company is a primary beneficiary that has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and has the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Under Colombian Banking GAAP, no such concept as a variable interest entity exists.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

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

For each VIE identified, Grupo Aval performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factors and criteria:

1.)	Whether Grupo Aval has the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity;

2.)	Whether Grupo Aval has the right to receive benefits from the entity that could potentially be significant to the variable interest; and

3.)	Whether Grupo Aval has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance.

Grupo Aval’s management has identified the following VIEs in accordance with the variable interest model as prescribed in U.S. GAAP, and concluded that Grupo Aval itself should be regarded as the primary beneficiary. The table below provides details regarding the nature, purpose, and size, activities of the entity and the nature of Grupo Aval’s involvement with each entity.

Entity	Nature	Purpose	Activities of the entity	Nature of Grupo Aval’s involvement with the entity	Total assets
					2014		2013
Megabanco Foreclosed Assets Trust	Trust managed by Helm Fiduciaria	Sale of non- performing assets	Administration and sale of non performing assets	Primary beneficiary of expected losses and returns	Ps.	(3,272)	Ps.	4,981
Corficolombiana Banco de Bogotá A Trust	Trust managed by Fiduciaria Bogotá	Collection of non -performing loans	Administration and collection of non- performing loans	Primary beneficiary of expected losses and returns		37,927		20,828
Fiduciaria de Occidente	Trust managed by Fiduciaria de Occidente	Sale of non-performing assets and collection of non-performing loans	Administration and collection of non-performing loans	Primary beneficiary of expected losses and returns		13		23,214
Patrimonio Autonomo Corficolombiana	Trust managed by Fiduciaria Colpatria	Collection of non -performing loans	Administration and collection of non- performing loans	Primary beneficiary of expected losses and returns		19,736		18,024
Hoteles Estelar PA Cartagena	Trust managed by Fiduciaria Colpatria	Collection of non -performing loans	Administration of property and equipment	Primary beneficiary of expected losses and returns		26,020		39,709
Pizano	Trust managed by Helm Fiduciaria	Sale of non- performing assets	Administration of biological assets	Primary beneficiary of expected losses and returns		–		22,430
PISA CCFC –Episol	Trust managed by Helm Fiduciaria	Sale of non-performing assets	Administration of right on road concessions	Primary beneficiary of expected losses and returns		384,548		298,949
Total					Ps.	464,972	Ps.	428,135

In addition and due to the consolidation of certain, Grupo Aval recognized additional allowances for loan losses, and foreclosed assets under U.S. GAAP of Ps. 21,825 and Ps. 20,895 for 2014 and 2013.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The table below presents a summary of the assets and liabilities of VIEs under U.S. GAAP which have been consolidated on Grupo Aval’s Consolidated Balance Sheet for the years December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
Assets
Cash and cash equivalents	Ps.	134,966	Ps.	123,127
Loans and other receivables		15,598		28,420
Foreclosed assets		452		3,202
Allowance for loan losses, and other receivables		(1,123)		(1,099)
Property, foreclosed assets and deferred charges on road concessions		192,272		168,302
Other assets		122,807		106,183
Total assets	Ps.	464,972	Ps.	428,135
Total liabilities	Ps.	325,285	Ps.	258,071
Total controlling interest shareholders’ equity		139,687		163,493
Total non-controlling interest (see note iv) o))		–		6,571
Total shareholders’ equity		139,687		170,064
Total liabilities and shareholders’ equity	Ps.	464,972	Ps.	428,135
Total controlling interest shareholders’ equity	Ps.	139,687	Ps.	163,493
Investments elimination for consolidation purposes		(237,140)		(246,782)
Difference to be recognized under U.S. GAAP in shareholders’ equity	Ps.	(97,453)	Ps.	(83,289)

Net income attributable to Grupo Aval in VIEs consolidation process under U.S. GAAP amounted to Ps. (12,027), Ps. (22,892) and Ps. (127,166) during the years ended December 31, 2014, 2013 and 2012 respectively.

Grupo Aval’s maximum exposure to loss as a result of its involvement with VIEs was Ps. 237,140 and Ps. 246,782 at December 31, 2014 and 2013, respectively.

Grupo Aval did not provide any additional financial support to these or other VIEs during 2014 and 2013. Furthermore, Grupo Aval does not have any contractual commitments or obligations to provide additional financial support to these VIEs. Investors in debt securities issued by the securitized entities have no recourse to any other Grupo Aval assets.

(s)	Cumulative translation adjustment:

The following table presents the U.S. GAAP adjustment in the consolidated net income for the years ended December 31, 2014, 2013 and 2012 related to cumulative translation adjustments:

	2014		2013		2012
Translation of financial statements (1)	Ps.	(1,235,663)	Ps.	(295,826)	Ps.	348,898
Hedge of net investment in foreign operations (2)		1,299,999		306,135		(330,305)
Total U.S. GAAP statement of income adjustment	Ps.	64,336	Ps.	10,309	Ps.	18,593

(1) Translation of financial statements

For Colombian Banking GAAP purposes, translation adjustments originated from accounts of subsidiaries with a functional currency other than the reporting currency (Colombian pesos) are included in the consolidated statement of income.

Under U.S. GAAP, according to ASC 830 and ASC 220, translation adjustments are presented as a component of shareholders’ equity within other comprehensive income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(2) Hedge of Net Investment in Foreign Operations

In relation to the acquisition of BAC Credomatic in 2010 and the related capital investment of Banco de Bogotá in Leasing Bogotá Panamá for Ps. 6,861,352 equivalent to U.S.$ 2.87 billion (the “Hedged Item”) (see Note 1(b)), Grupo Aval Credit Risk Committee designated U.S. dollar forward contracts for hedging of one portion of the hedged item and U.S. dollar denominated debts to hedge another portion. This accounting hedge under U.S. GAAP was enacted in order to hedge the exchange rate exposure of positions in U.S. dollars against the Colombian Peso. As of December 31, 2014, the Ps. 6,861,352 investment in Leasing Bogotá Panamá, equivalent to U.S.$2.85 billion, represented the portion of the net investment being hedged through the strategy mentioned above. As of December 31, 2013 the investment in Leasing Bogotá Panamá of Ps. 5,004,761, equivalent to U.S.$2.6 billion, was hedged in the amount of Ps 4,971,887 equivalent to U.S.$2.58 billion.

The variation in the fluctuation of the Colombian peso exchange rate against the U.S. Dollar is described in the table below as of December 31:

2014	2,392.46
2013	1,926.83
2012	1,768.23

Forward contracts

Since December 30, 2010, for both Colombian Banking GAAP and U.S. GAAP, U.S. dollar forward contracts were formally designated as hedging instruments over a portion of the net investment in Leasing Bogotá Panamá. As of December 31, 2014, the notional amounts of the U.S. dollar forwards amounted to U.S.$1.851 billion which were used to hedge a corresponding portion of the foreign net investment (as of December 31, 2013 U.S.$ 1.10 billions).

These forward contracts are entered into with other financial counterparties and follow a documented “rolling hedge” strategy, by means of entering into new forwards subsequently as the prior forwards expire. This hedge strategy mitigates the risk that the USD may depreciate against the Colombian Peso, which would create a loss within the Cumulative Translation Adjustment reflected within the Other Comprehensive Income in Shareholders Equity.

As mentioned in Note 2(k), under Colombian Banking GAAP, changes in fair value of derivatives used as hedges of net investment in foreign operations, while ineffective, are recorded as a component of stockholders’ equity until the settlement day when they are taken to income, and to the extent effective are recorded in the consolidated statement of income. In addition and derived from the amendments introduced in November, 2013, until the settlement day when they are taken to income, the daily accrued amount resulting from the implicit devaluation or revaluation agreed upon in the initial contract is recognized in the consolidated statement of income.

Under U.S. GAAP, changes in the fair values of derivative and non-derivative financial instruments used as hedges of net investments in foreign operations are, while ineffective, recorded in the consolidated statement of income. However, in accordance with ASC 815-35-35-16, “Method based on Changes in Forward Exchanges Rates”, all changes in fair value relating solely to the foreign exchange rate portion of the hedge relationship are recorded in the foreign currency translation adjustment account within accumulated other comprehensive income (loss).

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

On December 31, 2014 and 2013 bonds issued in international markets under regulation 144a in the amount of U.S.$1 billion were designated hedging instruments to hedge the same value of the risk as the investment in Leasing Bogotá.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Effectiveness test

As mentioned in Note 2(k), Colombian Banking GAAP requires entities to perform effectiveness tests on a monthly basis and for each reporting period retrospectively and prospectively, in order to assess whether the derivative used in its hedging transaction is expected to be and has been highly effective, in a range between 80% and 100%, in offsetting changes in the fair value of the hedged item. Colombian Banking GAAP does not require or recommend the application of any specific effectiveness test method for net investment hedges.

U.S. GAAP requires entities to perform effectiveness tests whenever earnings or financial statements are reported and at least every three months. For U.S. GAAP purposes, Grupo Aval documented the effectiveness of its hedge of its investment in Leasing Bogotá Panamá and its assessment is based on the beginning balance of the portion of net investment hedged at the inception of the hedge relationship. Since Banco de Bogotá’s investment in Leasing Bogotá Panamá will fluctuate during the year, Grupo Aval will evaluate the hedging relationship and the results of the effectiveness tests. In addition, the effectiveness range for U.S. GAAP is set between 80% and 125%, in offsetting changes in the fair value of the hedged item.

Effectiveness test - Forward contracts

For U.S. GAAP purposes, Grupo Aval follows the forward-rate method for the U.S. dollar forwards in order to test for effectiveness.

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

Under Colombian Banking GAAP and as stated previously, there are no specific requirements regarding the application of a particular effectiveness test and therefore, Grupo Aval also follows the forward-rate method.

Effectiveness test - Foreign currency denominated debt

For U.S. GAAP purposes, Grupo Aval follows the spot exchange rate method for the U.S. dollar denominated debt instrument in order to test effectiveness.

For the U.S. dollar denominated debt instrument designated as hedging instrument, the translation gain or loss that is recorded in the foreign currency translation adjustment account is based on the spot exchange rate between the functional currency of Leasing Bogotá S.A. Panamá and the investor’s functional currency. To the extent the notional amount of the hedging instrument exactly matches the hedged net investment and the underlying exchange rate of the derivative hedging instrument relates to the exchange rate between the functional currency of the net investment and the investor’s functional currency (or, in the case of a non-derivative debt instrument, these instruments are denominated in the functional currency of the net investment), no ineffectiveness is recorded in earnings.

U.S. GAAP adjustment for the years ended December 31, 2014 and 2013

As of December 31, 2014, Ps. 1,352,878 and as of December 31, 2013 Ps. 52,879 related to (i) foreign exchange differences of the U.S. dollar denominated debt and (ii) changes in the fair value of U.S. dollar forwards contracts, which were both recorded in the consolidated statement of income for Colombian Banking GAAP purposes, were reclassified to the cumulative translation adjustment account within accumulated other comprehensive income (loss) for U.S. GAAP purposes.

(t)	Receivables from Issuance of Equity

During 2011 and in connection with its issuance of preferred shares, Grupo Aval provided its clients the option of financing the acquisition of such shares through credit facilities that ranged from 1 to 3 years, however, some of these facilities have been restructured under commercial basis extending their terms. As part of the financing program, shares are pledged until the extinguishment of the liability by the creditor.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Under Colombian Banking GAAP, any issuance of shares payable in notes is recognized directly as an increase in equity, debiting loans.

Under U.S. GAAP, in accordance to ASC 505-10-45, if notes received in exchange for an issuance of shares are not convertible into cash in the short term, it is required to offset the notes and stock issued in the equity section. As of December 31, 2014 and 2013, an adjustment of Ps. 113,062 and Ps. 119,302, respectively, was posted as a reduction to equity in order to offset recognized notes received under U.S. GAAP.

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

For the years ended December 31, 2014, 2013 and 2012, Grupo Aval had a simple capital structure and there were no outstanding dilutive instruments. Therefore, there was no difference between basic or diluted EPS for these years.

Before December 31, 2010, Grupo Aval only had common shares outstanding. During 2011, Grupo Aval issued 4,929,744,329 non-voting preferred shares, which according to local law are entitled to receive a non-cumulative minimum preferential dividend equivalent to Ps. 1 (one Colombian peso) biannually and also participate in the same proportion that the common shares in the net income subject to distribution. In October and September Grupo Aval issued 1,629,629,620 non-voting preferred shares on the New York Stock Exchange (see note 23).

Based on the above, the following table summarizes net income per common share for the years ended December 31, 2014, 2013 and 2012 (in millions of pesos, except per share data):

	2014			2013			2012
U.S. GAAP consolidated net income	Ps.	2,923,667		Ps.	2,748,287		Ps.	2,593,373
Less: participation of non-controlling interest		(1,068,767)			(1,115,816)			(1,028,897)
Net income attributable to controlling interest	Ps.	1,854,900		Ps.	1,632,471		Ps.	1,564,476
Weighted average number of shares outstanding used in basic EPS calculation (1)		20,897,356,358			18,607,487,293			18,551,656,161
Basic and diluted earnings per share (U.S. GAAP):		20,897,356,358			18,607,487,293			18,551,656,161
Net income per share attributable to controlling interest (pesos)	Ps.	88.76	(2)	Ps.	87.73	(2)	Ps.	84.33	(2)

(1)
The balance of outstanding shares of Grupo Aval is 22,281,017,159 at December 31, 2014 (December 31, 2013 -20,178,287,315), and the average number of shares during 2014 was 20,897,356,358 (2013 - 18,607,487,293). The increase was due to the fact that in the first quarter of 2013, Grupo Aval had 466,457 shares subscribed but not paid and issued 1,626,520,862 common shares in December 31, 2013. In September and October 2014 Grupo Aval issued in the NY Stock Exchange 1,629,629,620 non voting preferred shares.

(2)
Our bylaws provide for two classes of shares: common shares and shares with a preferred dividend, liquidation preference and no voting power (except in limited and extraordinary circumstances). Holders of preferred shares are entitled to receive a minimum dividend after deducting losses affecting the capital, and deducting any amounts set aside for legal reserve, but before creating or accruing for any other reserve and before any declared dividends are paid to holders of common shares. Dividends to holders of common shares must be approved by the shareholders. If no dividends are declared, no holder of Grupo Aval’s preferred or common shares will be entitled to payment. The minimum dividend will be equal to Ps. 1.00 in each calendar semester, so long as this value is higher than the dividend paid to the holders of common shares. If the minimum preferred dividend is not equal or higher than the per share dividend on the common shares, the minimum dividend will be equal to the dividend paid to the holders of common shares, if any.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

As such, Grupo Aval’s non-voting, preferred shares do not meet the definition of preferred shares under U.S. GAAP, which would normally have priority to receive dividends. In addition, preferred shares under U.S. GAAP would have a minimum dividend - similar to the coupon on a bond- for which unpaid dividends would accumulate to subsequent periods, characteristic that is not found in Grupo Aval’s non-voting preferred shares. For these reasons, under U.S. GAAP the non-voting preferred shares issued by Grupo Aval are considered “Participating securities”. Due to the aforementioned considerations, net income per share for 2014, 2013 and 2012 has been calculated by dividing the net income attributable to controlling interest under U.S. GAAP by the combined weighted average of common and preferred shares for that year.

(v)	Estimated Fair Value of Financial Instruments

Fair value of financial instruments

ASC 820 - Fair Value Measurements. Among other things, ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis.

The framework for measuring fair value under Colombian Banking GAAP is consistent with ASC 820, except for considerations about own credit risk, counterparty risk and valuation of collaterals in the valuation of derivatives.

Fair Value Hierarchy

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The following section describes the valuation methodologies used by Grupo Aval, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models, as well as any significant assumptions.

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

When available, Grupo Aval uses quoted market prices to determine fair value and such items are classified in Level 1 of the fair value hierarchy. For certain securities that are not-traded or are over-the–counter securities, Grupo Aval generally determines fair value utilizing industry standard valuation models and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and interest.

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

Derivatives

The fair values of derivative assets and liabilities traded in the over-the-counter market are determined using industry standard valuation models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield and volatility factors. The majority of market inputs is actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available or are unobservable; in this case, quantitative-based extrapolations of rate, price or index scenarios are used in determining fair values. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other deal specific factors, where appropriate. Derivatives are classified in level 2.

Credit Valuation Adjustment

Under Colombian Banking GAAP, the measurement of the fair value of derivatives does not include the credit valuation adjustment “CVA”. Under U.S. GAAP, Grupo Aval measures the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap and forward derivatives.

On December 31, 2014, 2013 and 2012, the total adjustment on CVA was Ps. (5,370), Ps. (1,396) and Ps. (1,846), respectively.

Counterparty credit-risk adjustments are applied to derivatives when Grupo Aval’s position is an asset and its own credit risk is incorporated when the position is a liability. Grupo Aval attempts to mitigate credit risk with third parties which are international banks by entering into master netting agreements. When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk due to the offsetting of certain same-counterparty positions and the application of cash and other collateral. Grupo Aval generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating credit related pricing that is generally observable in the market such as Credit Default Swaps spreads (“CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to financial institutions and corporate companies located in Colombia.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

A hundred basis point reduction in our own credit spreads when determining the fair value of the liabilities associated with derivative contracts could result in an increase of the associated liability of approximately Ps. (6,992), and Ps. (213) in 2014 and 2013, respectively.

A hundred basis point increase in the counterparty credit spreads when determining the fair value of the assets associated with derivative contracts could result in a reduction of the associated asset of approximately Ps. (3,408) and Ps. (526) in 2014 and 2013, respectively.

Impaired loans measured at fair value

Grupo Aval measured certain impaired loans based on the fair values of the collateral less costs to sell. The fair values of the collateral are determined using internal valuation techniques or external experts.

Asset-backed securities

Grupo Aval invests in asset-backed securities with underlying assets corresponding to mortgages issued by financial institutions. The asset-backed securities are denominated in local market as Titulos Inmobiliarios Participativos (and can be classified as available for sale securities). These asset-backed securities have different maturities and are generally classified as AAA by credit rating agencies. Grupo Aval does not expect significant changes in those ratings. Fair values were estimated using discounted cash flow models that use certain key economic assumptions, prepayment rates and weighted-average lives of the securitized mortgage portfolio, probability of default and interest rate curves.

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

Short-term financial instruments

Short-term financial instruments are valued at their carrying amounts included in the Consolidated Balance Sheet, which are reasonable estimates of fair value due to the relatively short - term maturities. This approach was used for cash and cash equivalents, accrued interest receivable, customers’ acceptances, accounts receivable, accounts payable, accrued interest payable, and bank acceptances outstanding.

Deposits

The fair value of time deposits was estimated based on the discounted cash flow values determined using the current offering rate for the corresponding maturity and the discount rate. Fair value of deposits with undefined maturities represents the amount payable on demand as of the Balance Sheet date.

Interbank borrowings and borrowings from banks and others

Short-term interbank borrowings and borrowings from banks and others have been valued at their carrying amounts because of their relatively short-term nature. The fair value long-term debt is determined based on the discounted value of cash flows using the rates currently offered for the debt of similar remaining maturities and its own creditworthiness.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

Items Measured at Fair Value on a Recurring Basis

The following table presents, for each of the fair-value hierarchy levels, Grupo Aval’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013 based on the Consolidated Balance Sheets under Colombian Banking GAAP.

Fair value measurements at December 31, 2014

	Level 1(1)		Level 2(1)		Level 3		Balance
Assets
Trading securities	Ps.	1,728,771	Ps.	2,930,99	Ps.	–	Ps.	4,659,762
Investments securities available for sale
Debt securities		12,692,505		5,334,913		28,253		18,055,671
Equity securities		628,295		74,670		–		702,965
Derivatives		–		1,084,380		–		1,084,380
Liabilities
Derivatives		–		(1,672,396)		–		(1,672,396)
Total	Ps.	15,049,571	Ps.	7,752,558	Ps.	28,253	Ps.	22,830,382

(1)
During 2014, Ps. 2,367,578 of assets were transferred from Level 1 to Level 2, and gross transfers between Level 2 and Level 1 during 2014 were Ps. 575,504. These transfers were due to changes in the securities liquidity.

Fair value measurements at December 31, 2013

	Level 1(1)		Level 2(1)		Level 3		Balance
Assets
Trading securities	Ps.	4,008,730	Ps.	3,118,970	Ps.	–	Ps.	7,127,700
Investments securities available for sale
Debt securities		11,006,489		3,108,482		32,561		14,147,532
Equity securities		593,676		71,514		–		665,190
Derivatives		–		191,025		–		191,025
Liabilities
Derivatives		–		(224,059)		–		(224,059)
Total	Ps.	15,608,895	Ps.	6,265,932	Ps.	32,561	Ps.	21,907,388

(1)
During 2013, Ps. 686,569 of assets were transferred from Level 1 to Level 2, and gross transfers between Level 2 and Level 1 during 2013 were Ps. 1,728,796. These transfers were due to changes in the securities liquidity.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The following table shows the fair value hierarchy levels by different category of investment securities:

Fair value measurements at December 31, 2014

	Level 1		Level 2		Level 3		Balance
Assets
Investments securities available for sale
Debt securities	Ps.	12,692,506	Ps.	5,334,912	Ps.	28,253	Ps.	18,055,671
Securities issued or secured by Colombian Government		9,223,197		2,751,169		–		11,974,366
Securities issued or secured by Government entities		333,929		15,770		–		349,699
Securities issued or secured by other financial entities		2,502,139		714,564		–		3,216,703
Securities issued or secured by foreign governments		121,308		1,383,467		–		1,504,775
Other		511,933		469,942		28,253		1,010,128
Equity securities		628,295		74,670		–		702,965
Bolsa de Valores de Colombia S.A.		15,136		–		–		15,136
Empresa de Energía de Bogotá S.A. E.S.P.		556,156		–		–		556,156
Bladex S.A		387		–		–		387
Gas Natural S.A. E.S.P.		–		73,380		–		73,380
Mineros S.A.		53,521		–		–		53,521
Mastercard INT		2,564		–		–		2,564
Other		531		1,290		–		1,821

Fair value measurements at December 31, 2013

	Level 1		Level 2		Level 3		Balance
Assets
Investments securities available for sale
Debt securities	Ps.	11,006,489	Ps.	3,108,482	Ps.	32,561	Ps.	14,147,532
Securities issued or secured by Colombian Government		7,901,156		1,486,133		–		9,387,289
Securities issued or secured by Colombian government entities		285,161		5,147		–		290,308
Securities issued or secured by other financial entities		1,709,910		363,662		–		2,073,572
Securities issued or secured by foreign governments		181,708		1,066,971		271		1,248,950
Other		928,554		186,569		32,290		1,147,413
Equity securities		593,676		71,514		–		665,190
Bolsa de Valores de Colombia S.A.		16,107		–		–		16,107
Empresa de Energía de Bogotá S.A. E.S.P.		502,176		–		–		502,176
Bladex S.A		225		–		–		225
Gas Natural S.A. E.S.P.		–		71,514		–		71,514
Mineros S.A.		73,165		–		–		73,165
Mastercard INT		2,003		–		–		2,003

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Investment securities: Equity securities classified as trading and available for sale are measured at fair value using market quotes and margins of similar assets. The methodology used is based on the present value of future cash flows considering the notional features of each title, for which the discount rates are constructed from curves of prices of similar assets in an active market, such as:

– Curved zero coupon TES UVR
– Reference Bloomberg curve for banks of rating BBB (C883 Composite)
– IRS (Interest Rate Swap) USD LIBOR
– CDS (Credit Default Swap) of the Republic of Colombia

Derivative instruments: Grupo AVAL ranked as level 3 financial derivatives traded on the OTC market (forward contracts, IRS and Cross Currency Swaps “CCS”) with customers in the real sector (manufacturing), that require the addition of unobservable market inputs for determining the Credit valuation adjustment “CVA”. Those inputs are, the administrative costs for the placement of credits portfolio, except the curves of interest rates and exchange rates, which are observable in the market. As of December 31, 2014 and 2013, there were no derivative instruments presented as Level 3.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

The table below presents a roll forward for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2014:

	December 31, 2014
	Available for sale		Trading		Derivatives contracts		Total
Beginning balance	Ps.	32,561	Ps.	–	Ps.	–	Ps.	32,561
Transfer into level 3		–		–		–		–
Transfer out of level 3		–		–		–		–
Total Gains or Losses		–		–		–		–
Included in earnings (or changes in net assets)		51		–		–		51
Included in other comprehensive income		(1,017)		–		–		(1,017)
Purchases, issuances, sales and settlements:		–		–		–		–
Purchases		–		–		–		–
Issuances		–		–		–		–
Sales		–		–		–		–
Settlements		(3,343)		–		–		(3,343)
Ending Balance	Ps.	28,253	Ps.	–	Ps.	–	Ps.	28,253

	December 31, 2013
	Available for sale		Trading	Derivatives contracts	Total
Beginning balance	Ps.	52,156	–	–	Ps.	52,156
Transfer into level 3		–	–	–		–
Transfer out of level 3		(14,177)	–	–		(14,177)
Total Gains or Losses		(243)	–	–		(243)
Included in earnings (or changes in net assets)		–	–	–		–
Included in other comprehensive income		–	–	–		–
Purchases, issuances, sales and settlements:
Purchases		–	–	–		–
Issuances		–	–	–		–
Sales		–	–	–		–
Settlements		(5,175)	–	–		(5,175)
Ending Balance	Ps.	32,561	–	–	Ps.	32,561

Trading securities and available for sale Level 3 changes in the fair value are included in the consolidated statement of income as part of income from investment portfolio and changes of fair value of derivatives Level 3 are included in the consolidated statement of income as part of the other income.

Items Measured at Fair Value on a Nonrecurring Basis

Under U.S. GAAP according to ASC 820, the Company is required, on a nonrecurring basis to adjust the carrying value of certain assets and liabilities or provide valuation allowances. These assets or liabilities primarily include impaired collateralized loans and foreclosed assets recorded at fair value less cost to sell. The fair values of these financial assets which are classified as Level 3 are determined using pricing models, discounted cash flow methodologies, a current replacement cost or similar techniques for which the determination of fair value requires significant management judgment or estimation. The following tables present the company’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2014 and 2013:

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Year ended	Level 1		Level 2		Level 3
2014
Collateralized loans	Ps.	–	Ps.	–	Ps.	53,861
Foreclosed assets		–		–		195,290
	Ps.	–	Ps.	–	Ps.	249,151
2013
Collateralized loans	Ps.	–	Ps.	–	Ps.	32,467
Foreclosed assets		–		–		219,544
	Ps.	–	Ps.	–	Ps.	252,011

ASC 825 Disclosures

The table below presents the disclosures required by ASC 825 for all financial instruments assets and liabilities based on the Supplemental Condensed Consolidated Balance Sheets under U.S. GAAP and comparing amounts presented to fair values calculated for U.S. GAAP purposes under ASC 820:

	December 31, 2014				December 31, 2013
	Book value under U.S. GAAP		Estimated fair value		Book value under U.S. GAAP		Estimated fair value
Financial assets:
Cash and cash equivalent	Ps.	17,173,577	Ps.	17,173,577	Ps.	13,583,939	Ps.	13,583,939
Investment securities, net		26,411,369		26,380,717		25,264,160		25,210,959
Loans, net		114,747,352		117,277,760		99,412,022		101,297,966
Derivatives		1,084,380		1,084,380		191,025		191,025
Financial liabilities:
Deposits		114,396,855		115,076,442		101,179,535		101,333,756
Interbank borrowings and overnight funds		4,589,494		4,589,494		5,123,597		5,123,597
Derivative and banker’s acceptances outstanding, net		1,982,954		1,982,954		447,318		447,318
Borrowings from banks and others		17,528,341		17,523,622		14,391,708		14,253,166
Bonds		12,540,961		12,923,065		11,179,705		11,305,598

(w)	Related party transactions:

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

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)
	Transactions between Grupo Aval and its subsidiaries, and
	Grupo Aval’s directors and key management and their affiliate (1)			Close family members of Mr. Sarmiento Angulo and their affiliates		Mr. Sarmiento Gutiérrez and his affiliates		Mr. Sarmiento Angulo and his affiliates
	December 31, 2014
Outstanding loans guaranteed by us (2)	Ps.	35,527	(5)	Ps.	59,920	Ps.	33	Ps.	804,590
Outstanding loans guaranteed to us (3)		–			–		–		–
Deposits (4)		10,345			5,529		677		3,650,655

	December 31, 2013
Outstanding loans guaranteed by us (2)	Ps.	9,864		Ps.	59,428	Ps.	11	Ps.	899,860
Outstanding loans guaranteed to us (3)		–			–		–		–
Deposits (4)		10,236			4,305		773		2,479,380

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

(5)	Includes loans to Gas Natural S.A. E.S.P for $24,292,061,111 that were disbursed by Banco Popular ($15,033,670,644) and Banco de Occidente ($9,258,390,467).

For information on related party transactions in accordance with Colombian disclosure rules, see note 27 to our audited consolidated financial statements. Required Colombian disclosures as to related party transactions differ from those required by the SEC. For the purposes of note 27 to our audited consolidated financial statements, “related parties” includes the principal shareholders of Grupo Aval, members of the board of directors, individuals who are legal representatives of Grupo Aval and companies in which Grupo Aval, its principal shareholders or board members have a direct equity interest of at least 10.0%. For the purposes of this section, and as required by SEC rules, “related parties” includes enterprises that control, or are under common control with Grupo Aval, associates, individuals owning directly or indirectly an interest in the voting power that gives them significant influence over Grupo Aval, close family members, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any of the persons listed above. We determine beneficial ownership under SEC rules. See “A. Major shareholders.”

In May 2011, our Board of Directors authorized Mr. Luis Carlos Sarmiento Angulo to acquire, directly or indirectly, common or preferred shares of the company up to an amount of Ps. 30 billion.

Certain members of our board of directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

In January 2014 we completed our Common Share Rights Offering raising Ps. 2.4 trillion (U.S.$1.3 billion) through the issuance of 1,855,176,646 of common shares. Subscription of the common shares was offered with preemptive rights to the existing shareholders of the company. Shareholders subscribing a total amount under their preemptive rights were allowed to subscribe an additional amount of common shares subject to terms of the approved rules. Mr. Luis Carlos Sarmiento Angulo acquired 1,852,895,755 common shares in the offering and, as the beneficial owner of approximately 95.2% of our issued and outstanding common shares at that time, fully exercised his preemptive rights as a part of the offering on the same terms as other common shareholders.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

In September 2014, we completed an SEC-registered initial public offering in the United States of 93,703,703 ADSs, each representing 20 preferred shares, including 12,222,222 ADSs sold to the underwriters to cover over-allotments.

Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates

Certain shareholders of Grupo Aval and their affiliates have granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis and at market rates that are substantially consistent with interest rates and collateral that would have been available to such parties from other lenders at the time those borrowings were entered into. Such loans have been granted for general corporate purposes (including funding the acquisition of 13,726,421 mandatorily convertible bonds issued by Banco de Bogotá (converted into 29,205,152 shares of Banco de Bogotá)). Loans have been previously granted on an unsecured basis and a five-year term, with a two-year grace period. There are no outstanding loans granted to Grupo Aval by shareholders of Grupo Aval and their respective affiliates since December 20, 2013 through to April 22, 2015. The prior outstanding balance of Ps. 1,373 billion (U.S.$713.7 million) relating to loans granted by Bienes y Comercio S.A., Adminegocios & Cía S.C.A. and Rendifin S.A. were fully repaid on December 18 and December 20, 2013 with proceeds from our 2014 Common Share Rights Offering.

The largest amount of loans (including guarantees) outstanding during the period from January 1, 2012 to December 31, 2014 was Ps. 1,509.1 billion (U.S.$853.5 million).

Business and financial reasons for borrowing from entities affiliated with Mr. Sarmiento Angulo

At April 22, 2015, there are no outstanding loans from companies beneficially owned by Mr. Sarmiento Angulo. However, in the past, we have borrowed from entities beneficially owned by Mr. Sarmiento Angulo. These loans have been entered into on an arm’s-length basis with us, the holding company, at a rate substantially consistent with rates that would have been available to the holding company from other lenders at the time those borrowings were entered into. The amount of the loans outstanding from companies beneficially owned by Mr. Sarmiento Angulo was Ps. 1,373 billion (U.S.$713.7 million) in 2013. Such amounts were repaid on December 18 and December 20, 2013 and there are no outstanding loans since December 20, 2013 through April 22, 2015.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 22, 2015, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular, and 0.3% of Corficolombiana.

On February 11, 2014 Grupo Aval’s Board of Directors authorized Adminegocios & Cia S.C.A., an affiliate of Mr. Sarmiento, to acquire preferred shares of Grupo Aval for a period of six months and up to Ps 150.0 billion (U.S.$62.7 million at the representative exchange rate of that date). As of December 31, 2014, Adminegocios had acquired 23.479.727 preferred shares or Ps 30.3 billion (U.S.$12.7 million at the representative exchange rate of that date) through open market transactions.

On August 13, 2014 Grupo Aval’s Board of Directors extended an authorization issued on February 10, 2014 regarding the direct or indirect acquisitions by Mr. Luis Carlos Sarmiento Angulo of preferred shares of the company up to an amount of Ps 150.0 billion (U.S.$62.7 million). Such authorization was extended until August 13, 2015. As of April 22, 2015, Mr. Luis Carlos Sarmiento Angulo had beneficially acquired 23,479,727 preferred shares or Ps. 30.3 billion (U.S.$12.7 million) through open market transactions.

Except as stated above, Mr. Sarmiento Angulo does not have any other beneficial ownership in our banking subsidiaries. For information on the dividend history of our banking subsidiaries, see “Item 10. Additional Information—F. Dividends and paying agents dividend policy—Dividend history of our banking subsidiaries.”

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps. billions)
For the year ended December 31:
2014	747.8(1)
2013	395.6
2012	336.9

(1)
The increase in the insurance premiums for the year ended December 31, 2014 reflects the acquisition and merger of AFP Horizonte into Porvenir and an increase in the premiums’ rates under this insurance policy from 1.60% in 2013 to 1.85% in 2014.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
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

Grupo Aval’s president allocates resources, sets budgets and targets, and assesses the performance of Grupo Aval’s business on the basis of its four consolidated bank operating segments. Grupo Aval’s president and board of directors analyze group performance and allocate resources on the basis of the banks’ consolidated reports and consolidated statements.

Grupo Aval does not have any individual external customer which represents 10% or more of the enterprise’s revenues. The 75% of the operations carried out by Grupo Aval are performed inside Colombia.

Following is a brief description of our four operating segments:

Banco de Bogotá, founded in 1870, is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products. Banco de Bogotá serves high-income individual customers directly and low- and medium-income individual customers through a dedicated distribution network. This bank controls (1) AFP Porvenir, the pension and severance fund management business in Colombia, (2) Corficolombiana, a merchant bank that primarily invests in strategic sectors of the Colombian economy, including infrastructure, energy, and finance, and it also provides treasury, investment banking, and private banking services and (3) BAC Credomatic, a Central American bank specialized in consumer banking products.

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

The following table presents information on reported operating segments profit or loss, and segment assets as of and for the years ended December 31, 2014, 2013 and 2012 under Colombian Banking GAAP:

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

December 31, 2014

	Banco de Bogotá		Banco de Occidente		Banco AV Villas		Banco Popular		Grupo Aval(*)		Eliminations		Grupo Aval consolidated
Total interest income	Ps.	7,123,325	Ps.	3,005,070	Ps.	929,771	Ps.	1,585,318	Ps.	114,838	Ps.	(871,864)	Ps.	11,886,458
Total interest expense		(2,661,287)		(842,462)		(231,493)		(505,488)		(223,062)		135,417		(4,328,373)
Net interest income		4,462,038		2,162,608		698,278		1,079,830		(108,224)		(736,448)		7,558,085
Total provisions, net		(987,593)		(367,761)		(113,749)		(69,101)		(21)		–		(1,538,225)
Total fees and other services income		2,904,683		416,801		248,952		186,209		252,151		(271,365)		3,737,431
Fees and other services expenses		(310,613)		(158,288)		(76,457)		(42,695)		(640)		14,037		(574,656)
Total other operating income		876,023		391,848		8,029		59,255		1,120,933		(1,330,698)		1,125,390
Total operating expenses		(4,232,779)		(1,113,045)		(487,645)		(710,435)		(116,200)		81,900		(6,578,204)
Total non-operating income (expense), net		172,072		27,995		12,912		48,008		(165,114)		167,219		263,093
Income tax expense		(993,489)		(163,069)		(94,633)		(184,555)		(13,279)		–		(1,449,025)
Income before non-controlling interest		1,890,342		1,197,089		195,687		366,516		969,606		(2,075,354)		2,543,887
Non-controlling interest		(501,720)		(1,544)		(294)		(820)		-		(370,837)		(875,215)
Net income attributable to Grupo Aval shareholders	Ps.	1,388,622	Ps.	1,195,545	Ps.	195,393	Ps.	365,696	Ps.	969,606	Ps.	(2,446,191)	Ps.	1,668,672
Loans and financial leases:
Commercial loans	Ps.	42,837,911	Ps.	11,491,102	Ps.	2,599,697	Ps.	5,853,580	Ps.	–	Ps.	(17,476)	Ps.	62,764,814
Consumer loans		17,863,048		5,278,748		3,241,921		6,782,674		–		–		33,166,391
Microcredit loans		333,397		–		6,232		12,152		–		–		351,781
Mortgage loans		7,411,773		134,281		1,298,921		189,702		–		–		9,034,677
Financial leases		2,894,356		4,325,139		–		233,916		–		(14,998)		7,438,413
Allowance for loan and financial lease losses		(1,855,956)		(796,537)		(316,684)		(444,501)		–		–		(3,413,678)
Total loans and financial leases, net	Ps.	69,484,529	Ps.	20,432,733	Ps.	6,830,087	Ps.	12,627,523	Ps.	–	Ps.	(32,474)	Ps.	109,342,398
Total assets	Ps.	118,366,641	Ps.	32,531,239	Ps.	10,971,038	Ps.	17,059,264	Ps.	24,533,183	Ps.	(25,846,688)	Ps.	177,614,677

(*)	Includes Grupo Aval Acciones y Valores S.A, Grupo Aval Limited and Grupo Aval International Limited.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)
December 31, 2013

	Banco de Bogotá		Banco de Occidente		Banco AV Villas		Banco Popular		Grupo Aval(*)		Eliminations		Grupo Aval consolidated

Total interest income	Ps.	6,225,626	Ps.	2,050,649	Ps.	946,580	Ps.	1,564,896	Ps.	112,907	Ps.	(117,272)	Ps.	10,783,386
Total interest expense		(2,242,440)		(722,503)		(223,017)		(458,664)		(278,985)		123,198		(3,802,411)
Net interest income		3,983,186		1,328,146		723,563		1,106,232		(166,078)		5,926		6,980,975
Total provisions, net		(773,870)		(320,898)		(133,334)		(66,101)		–		–		(1,294,202)
Total fees and other services income		2,566,476		390,061		232,319		187,389		229,492		(246,105)		3,359,633
Fees and other services expenses		(312,191)		(135,391)		(66,717)		(39,830)		(2,387)		11,239		(545,277)

Total other operating income		1,036,703		320,777		5,999		44,047		889,315		(979,432)		1,317,408
Total operating expenses		(3,780,086)		(1,010,107)		(482,585)		(715,900)		(124,902)		85,479		(6,028,102)
Total non-operating income (expense), net		171,183		12,257		3,229		93,410		(291,660)		247,715		236,135
Income tax expense		(944,895)		(155,453)		(96,351)		(210,638)		(7,351)		-		(1,414,688)
Income before non-controlling interest		1,946,506		429,392		186,123		398,609		526,429		(875,178)		2,611,881

Non-controlling interest		(546,484)		(1,232)		(10)		(2,329)		–		(461,322)		(1,011,378)
Net income attributable to Grupo Aval shareholders	Ps.	1,400,022	Ps.	428,160	Ps.	186,113	Ps.	396,280	Ps.	526,429	Ps.	(1,336,500)	Ps.	1,600,503
Loans and financial leases:
Commercial loans	Ps.	36,210,691	Ps.	10,904,893	Ps.	2,554,985	Ps.	5,201,936	Ps.	–	Ps.	(16,925)	Ps.	54,855,580
Consumer loans		13,939,798		4,327,123		3,025,229		6,509,124		–		–		27,801,275
Microcredit loans		316,304		–		11,734		13,819		–		–		341,857
Mortgage loans		5,392,061		32,138		996,041		99,879		–		–		6,520,119
Financial leases		2,362,917		4,383,508		–		266,036		–		(17,470)		6,994,991
Allowance for loan and financial lease losses		(1,638,431)		(700,446)		(295,600)		(438,557)		–		–		(3,073,035)
Total loans and financial leases, net	Ps.	56,583,340	Ps.	18,947,216	Ps.	6,292,389	Ps.	11,652,237	Ps.	–	Ps.	(34,395)	Ps.	93,440,787

Total assets	Ps.	100,669,032	Ps.	29,029,803	Ps.	9,709,564	Ps.	16,711,856	Ps.	21,138,055	Ps.	(22,970,918)	Ps.	154,287,391

(*)	Includes Grupo Aval Acciones y Valores S.A, Grupo Aval Limited and Grupo Aval International Limited.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)
December 31, 2012

	Banco de Bogotá		Banco de Occidente		Banco AV Villas		Banco Popular		Grupo Aval(*)		Eliminations		Grupo Aval consolidated
Total interest income	Ps.	5,698,484	Ps.	2,028,635	Ps.	868,454	Ps.	1,613,226	Ps.	81,706	Ps.	(85,533)	Ps.	10,204,972
Total interest expense		(2,188,833)		(745,460)		(254,159)		(554,889)		(242,684)		91,353		(3,894,673)
Net interest income		3,509,651		1,283,175		614,295		1,058,337		(160,978)		5,820		6,310,299
Total provisions, net		(515,052)		(223,626)		(87,995)		(90,667)		(3)		-		(917,343)
Total fees and other services income		2,145,629		346,450		216,529		179,989		61,829		(106,264)		2,844,162
Fees and other services expenses		(261,940)		(117,461)		(57,090)		(34,978)		(750)		10,077		(462,142)
Total other operating income		676,327		332,729		4,247		48,880		753,583		(930,104)		885,662
Total operating expenses		(3,198,640)		(937,248)		(455,730)		(669,169)		(113,457)		74,725		(5,299,520)
Total non-operating income (expense), net		314,943		12,938		16,228		77,065		(12,292)		39,186		448,068
Income tax expense		(919,317)		(174,685)		(77,969)		(187,697)		(12,074)		–		(1,371,739)
Income before non- controlling interest		1,751,601		522,272		172,515		381,762		515,858		(906,561)		2,437,447
Non-controlling interest		(425,553)		(1,967)		(206)		(3,846)		–		(479,487)		(911,059)
Net income attributable to Grupo Aval shareholders	Ps.	1,326,048	Ps.	520,305	Ps.	172,309	Ps.	377,916	Ps.	515,858	Ps.	(1,386,048)	Ps.	1,526,388
Loans and financial leases:
Commercial loans	Ps.	28,721,859	Ps.	9,487,518	Ps.	2,224,030	Ps.	5,101,383	Ps.	–	Ps.	(20,597)	Ps.	45,514,193
Consumer loans		10,861,972		3,492,456		2,808,478		6,217,291		–		–		23,380,197
Microcredit loans		256,989		–		18,438		15,489		–		–		290,916
Mortgage loans		3,448,742		1,786		805,363		92,440		–		–		4,348,331
Financial leases		2,175,186		4,016,556		–		322,298		–		(18,323)		6,495,717
Allowance for loan and financial lease losses		(1,252,948)		(611,343)		(251,205)		(430,069)		–		–		(2,545,564)
Total loans and financial leases, net	Ps.	44,211,802	Ps.	16,386,973	Ps.	5,605,104	Ps.	11,318,832	Ps.	–	Ps.	(38,920)	Ps.	77,483,790
Total assets	Ps.	80,506,449	Ps.	24,837,389	Ps.	8,920,405	Ps.	15,128,585	Ps.	16,842,601	Ps.	(18,572,471)	Ps.	127,662,958

(*)	Relates to Grupo Aval Acciones y Valores S.A. stand alone.

The following summarizes the Grupo Aval’s revenues and long-lived assets attributable to Colombia and other foreign countries:

	2014				2013				2012
	Revenues		Long-term assets (1)		Revenues		Long-term assets (1)		Revenues		Long-term assets (1)
Geographic Information
Colombia	Ps.	13,107,321	Ps.	1,680,703	Ps.	12,731,679	Ps.	1,637,608	Ps.	12,105,326	Ps.	1,546,578
Central America and Caribbean		4,409,261		729,422		3,355,500		516,437		2,629,713		340,349
Total, net	Ps.	17,516,582	Ps.	2,410,125	Ps.	16,086,979	Ps.	2,154,045	Ps.	14,735,040	Ps.	1,886,927
(1)	Includes foreclosed assets, net, and property, plant and equipment, net.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)
a)	Recent U.S. GAAP pronouncements.

In January 2015, FASB issued ASU 2015-01, “Income Statement—Extraordinary and Unusual Items” to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810). The Board is issued the amendments in this Update to respond to stakeholders concerns about the current accounting for consolidation of certain legal entities. Current generally accepted accounting principles (GAAP) might require a reporting entity to consolidate another legal entity in situations in which the reporting entity’s contractual rights do not give it the ability to act primarily on its own behalf, the reporting entity does not hold a majority of the legal entity’s voting rights, or the reporting entity is not exposed to a majority of the legal entity’s economic benefits or obligations. The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments:

1.	Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities

2.	Eliminate the presumption that a general partner should consolidate a limited partnership

3.	Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships

4.
Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

This Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We are currently evaluating the impact of ASU No. 2015-02 on our consolidated financial condition and results of operations.

In November 2014, FASB issued ASU 2014-17, “Pushdown Accounting a consensus of the FASB Emerging Issues Task Force” to provide guidance for determining whether and at what threshold pushdown accounting should be established in an acquired entity’s separate financial statements. According to ASU 2014-16, an acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. An acquired entity should determine whether to elect to apply pushdown accounting for each individual change-in-control event in which an acquirer obtains control of the acquired entity. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity’s most recent change-in-control event. The amendments in this Update are effective on November 18, 2014.

In August 2014, FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” to provide guidance about management’s responsibility to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods,

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

(3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

In June 2014, FASB issued ASU 2014-11, “Transfers and Servicing: Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” to provide guidance in the accounting of the different types of repurchase agreements, specifically for Repurchase-to-maturity transactions and repurchase financing secured borrowing accounting, which is consistent with the accounting of other repurchase agreements. Formerly, repurchase-to-maturity transactions (repurchase agreements that mature at the same time as the transferred financial asset) were generally accounted for as a sale and a forward repurchase agreement when they are not considered to maintain the transferor’s effective control and they satisfied the other conditions for derecognition. According with the amendments in this update, repurchase-to-maturity transactions must be accounted for as secured borrowings.

On the other hand, a repurchase financing executed contemporaneously with an initial transfer with the same counterparty generally was accounted for as a derivative if the two transactions were required to be linked in their accounting. The amendments in this update require the repurchase agreement be accounted for as a secured borrowing separately from the initial transfer of the financial asset, that is accounted for as a sale.

Besides, the amendments require two additional disclosures about transfers accounted for as sales in transactions that are economically similar to repurchase agreements, and the type of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The accounting changes in this Update are effective for public business entities for the first interim or annual period beginning after December 15, 2014. Management does not expect any significant impact concerning the amendments introduced by ASU 2014-11 on the Bank’s financial statement and U.S. GAAP disclosures.

In January 2014, FASB issued ASU 2014-04, “Receivables—Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure” to clarify when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. According to new guidance physical possession has been received upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. Those amendments are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014.

b)	Other accounting matters:

In 2009, the Colombian Congress passed Law 1314 and in 2012, the Colombian government enacted Decree 2784 which established the implementation of IFRS in Colombia (IFRS-Col), including certain waivers related to investments and equity tax. Colombian authorities have proposed a schedule for the implementation of IFRS-Col in which Colombian issuers of securities in the public market (such as Grupo Aval) shall (i) prepare an opening transition balance sheet beginning on January 1, 2014 in accordance with IFRS-Col, and (ii) prepare financial statements in compliance with IFRS-Col no later than December 31, 2015 comparative with December 31, 2014 and for the years then ended.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in millions of Colombian pesos and U.S. dollars)

Considering the above and current SEC regulations, and assuming that Grupo Aval will be required to comply with IFRS-Col, as the basis of presentation, Grupo Aval still will be required to include a reconciliation note of equity and income under U.S. GAAP in its annual consolidated financial statements.

Through Decrees 1851 of August 29, 2013 and 2267 of November 11, 2014, the Colombian government decided to implement a partial application of IFRS with respect to the separate (unconsolidated) financial statements of financial entities and IFRS-Col application in the case of the consolidated financial statements of these entities. Considering that Grupo Aval will be subject to implementation of IFRS-Col, its consolidated financial statements will have to include homogenization adjustments in its consolidation process.

Even though there are certain similarities between IFRS-Col and U.S. GAAP, adoption of IFRS-Col may have an effect on, for example, our accounting for the following items of our consolidated financial statements on January 1, 2014 and thereafter: (i) loan loss reserves, (ii) business combinations, (iii) valuation of securities, (iv) calculation of employee benefit liabilities, (v) consolidation of structured entities, (vi) deferred taxes, (vii) calculation and presentation of equity regarding non-controlling interest (viii) loan origination fees, and (ix) increased disclosures on our financial statements.