Form 20-F
period 2015-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2016-05-02
CIK 1504764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)two

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-36631

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

Preferred shares: 7,014,053,500

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

☐ Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes      ☒  No

 i

 ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso,” “pesos,” or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars. See “Item 3. Key information—A. Selected financial and operating data—Exchange rates” for information regarding exchange rates for the Colombian currency. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of Ps 3,149.47 per U.S.$1.00, which was the representative market rate calculated on December 31, 2015. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 28, 2016, the representative market rate was Ps 2,943.23 per U.S.$1.00.

Definitions

In this annual report, unless otherwise indicated or the context otherwise requires, the terms:

•	“Grupo Aval,” “we,” “us,” “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;

•	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., and their respective consolidated subsidiaries;

•	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;

•	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;

•	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;

•	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

•	“BAC Credomatic” or “BAC” means BAC Credomatic Inc. and its consolidated subsidiaries;

•	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;

•	“LB Panamá” means Leasing Bogotá S.A., Panamá and its consolidated subsidiaries;

•	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary; and

•	“Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a supervisory authority ascribed to the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), or the “Ministry of Finance,” holding the inspection, supervision and control authority over the persons or entities involved in financial activities, securities markets, insurance and any other operations related to the management, use or investment of resources collected from the public.

In this annual report, references to “beneficial ownership” are calculated pursuant to the definition ascribed by the U.S. Securities and Exchange Commission, or the “SEC,” of beneficial ownership for foreign private issuers contained in Form 20-F. Form 20-F defines the term “beneficial owner” of securities as referring to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person is also considered to be the “beneficial owner” of securities when such person has the right to acquire within 60 days pursuant to an option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

Financial statements

We are an issuer in Colombia of securities registered with the National Registry of Shares and Issuers, and in this capacity, we are subject to oversight by the Superintendency of Finance. We are not a financial institution in Colombia. We are required to comply with corporate governance and periodic reporting requirements to which all issuers are subject, but we are not supervised or regulated as a financial institution or as a holding company of banking subsidiaries and, thus, are not required to comply with the capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective financial subsidiaries, including Porvenir and Corficolombiana) are entities under the direct comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance and, in the case of BAC Credomatic, subject to inspection and surveillance as a financial institution by the relevant regulatory authorities in each country where BAC Credomatic operates.

Our consolidated financial statements at December 31, 2015 and 2014 and January 1, 2014 and for the years ended December 31, 2015 and 2014 have been audited, as stated in the report appearing therein, by KPMG Ltda., and are included in this annual report and referred to as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the audited consolidated financial statements included herein in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These are the first financial statements prepared under IFRS, and therefore the opening statement of financial position was prepared as of January 1, 2014, the date of our transition to IFRS, as required by IFRS 1—“First Time Adoption of International Financial Reporting Standards”. The comparative figures at and for the year ended December 31, 2014 reflect adjustments and reclassifications made as a result of our adoption of IFRS. Previously, our consolidated financial statements were prepared in accordance with the regulations of the Superintendency of Finance applicable to financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks operating in Colombia (which we refer to in this annual report, collectively, as “Colombian Banking GAAP”). See Note 38 to our audited consolidated financial statements included in this document for a discussion of the main differences between IFRS and Colombian Banking GAAP. We have included certain information prepared under Colombian Banking GAAP at and for the years ended December 31, 2013, 2012 and 2011 in Appendix A — “Selected 2013, 2012 and 2011 Financial and Statistical Data Prepared under Colombian Banking GAAP” to provide information for prior years. Colombian Banking GAAP is not comparable to IFRS.

We, and our Colombian subsidiaries, are also required to prepare consolidated financial statements for publication in Colombia under International Financial Reporting Standards as adopted by the Superintendency of Finance in accordance with Decree 1851 of 2013 and 3023 of 2013 as modified by Decree 2420 of 2015 (which we refer to as “Colombian IFRS”). Colombian IFRS differs from IFRS as issued by the International Accounting Standards Board (“IASB”) in certain material respects.

Colombian IFRS is based on IFRS as of December 31, 2013, and certain Colombian regulation. As a result, certain rules subsequently issued by the IASB are not applicable under Colombian IFRS and our financial statements for local purposes differ from our financial statements under IFRS in the following principal aspects:

1.	Under Colombian regulations, wealth tax, created by the Colombian congress in 2014 and to be paid by companies during 2015, 2016 and 2017, calculated based on the tax equity method can be recorded against equity reserves. However under IFRS, according to IFRIC 21, wealth tax liabilities must be recorded against the statement of income.

2.	Under Colombian IFRS, allowances for loan losses are calculated based on specific rules of the Financial and Accounting Basic Circular (Circular Básica Contable y Financiera) issued by the Superintendency of Finance for the separate financial statements; and according to the criteria set forth in International Accounting Standard (“IAS”) 39 for consolidated financial statements. Under Colombian IFRS, the difference between both methodologies in the consolidated financial statements is recorded in other comprehensive income, whereas under IFRS, allowances for loan losses are calculated according to the criteria set forth in IAS 39 and recorded in the statement of income of each period.

3.	Consolidated financial statements prepared under Colombian IFRS classify debt securities into one of two categories: fair value through profit or loss or amortized cost. Entities with non-controlling or non-significant influence in equity securities must record fair value changes in other comprehensive income, in accordance with the guidance set out in IFRS 9.

Non-IFRS financial measures

We have included in this annual report non-IFRS measures such as return on average assets, or “ROAA,” and return on average equity, or “ROAE”. These measures should not be construed as an alternative to IFRS measures and should also not be compared to similarly titled measures reported by other companies, which may evaluate such measures differently from how we do. For Non-IFRS measures to IFRS measures, see “Item 3-Key Information—A. Selected financial and operating data—Non-IFRS measures.”

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

Our statement of financial position and statement of income for the periods commencing on January 1, 2014, reflects information prepared under IFRS, while comparative disclosures of our financial and operating performance from our competitors are based on unconsolidated information prepared on the basis of Colombian IFRS reported to the Superintendency of Finance. We and our banking subsidiaries also report unconsolidated financial data to the Superintendency of Finance. Unless otherwise indicated or the context otherwise requires, market share and other data comparing our performance to that of our competitors reflects the unconsolidated results of our banking subsidiaries, Porvenir, Corficolombiana and BAC Credomatic. “Grupo Aval aggregate” data throughout this annual report reflects the sum of the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas) as reported to the Superintendency of Finance. These unconsolidated financial statements under Colombian IFRS do not reflect the consolidation of subsidiaries such as Corficolombiana, Porvenir or LB Panamá, are not intended to reflect the consolidated financial results of Grupo Aval and are not necessarily indicative of the results for any other future interim period. Except where otherwise indicated, financial and market share data pertaining to BAC Credomatic has been prepared in accordance with IFRS, unless otherwise indicated. All information regarding our market share and those of our competitors is presented on an unconsolidated basis under Colombian IFRS is based on publicly available information filed with the Superintendency of Finance. This unconsolidated information does not account for businesses of our banking subsidiaries or those of our competitors that are operated through their respective subsidiaries.

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

The principal competitors of Porvenir, our pension and severance fund administrator, include Administradora de Fondos de Pensiones y Cesantías Protección S.A., or “Protección,” Colfondos S.A. Pensiones y Cesantías, or “Colfondos,” and Old Mutual Administradora de Fondos de Pensiones y Cesantías S.A., or “Old Mutual,” We have included in this annual report competitive market position data for Porvenir as compared to its principal competitors. Corficolombiana, our merchant bank, is a financial corporation, and its competitors include Banca de Inversión Bancolombia S.A., J.P. Morgan Corporación Financiera S.A., BNP Paribas Colombia Corporación Financiera S.A. and Itaú BBA Colombia S.A. Corporación Financiera.

Our principal competitors in Costa Rica, El Salvador, Guatemala, Nicaragua and Panamá include Banco Industrial, Scotiabank, G&T Continental and Bancolombia.

We include certain ratios in this annual report which we believe provide investors with important information regarding our operations, such as return on average equity, or “ROAE,” return on average assets, or “ROAA,” net interest margin, and operational efficiency and asset quality indicators, among others. Certain of these ratios are also used in this annual report to compare us to our principal competitors.

Other conventions

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic summation of the figures that precede them. References to “billions” in this annual report are to 1,000,000,000s and to “trillions” are to 1,000,000,000,000s.

“Non-controlling interest” refers to the participation of minority shareholders in Grupo Aval or our subsidiaries, as applicable.

“Central American acquisitions” refers to the acquisitions by Banco de Bogotá of (i) a 98.92% equity interest in Banco BAC de Panamá on December 19, 2013 through its subsidiary LB Panamá and (ii) 100.00% equity interest in Grupo Financiero Reformador de Guatemala on December 23, 2013 through its indirect subsidiary Credomatic International Corporation (a subsidiary of LB Panamá). On December 9, 2014, Banco BAC de Panamá was merged into BAC International Bank, Inc. and on December 12, 2015 Grupo Financiero Reformador de Guatemala´s operation merged with Banco de América Central S.A. (Guatemala).

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in Colombian, Central American, regional and international business and economic, political or other conditions;

•	developments affecting Colombian, Central American and international capital and financial markets;

•	government regulation and tax matters and developments affecting our company and industry;

•	declines in the oil and affiliated services sector in the Colombian and global economies;

•	increases in defaults by our customers;

•	increases in goodwill impairment losses;

•	decreases in deposits, customer loss or revenue loss;

•	increases in provisions for contingent liabilities;

•	our ability to sustain or improve our financial performance;

•	increases in inflation rates, particularly in Colombia and in jurisdictions in which we operate in Central America;

•	the level of penetration of financial products and credit in Colombia and Central America;

•	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;

•	decreases in the spread between investment yields and implied interest rates in annuities;

•	movements in exchange rates;

•	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;

•	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;

•	decreases in our level of capitalization;

•	changes in market values of Colombian and Central American securities, particularly Colombian government securities;

•	adverse legal or regulatory disputes or proceedings;

•	successful integration and future performance of acquired businesses or assets;

•	natural disasters and internal security issues affecting countries where we operate;

•	loss of any key member of our senior management; and

•	other risk factors as set forth under ““Item 3. Key information—D. Risk factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to the factors mentioned above, among others. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected financial data

The following financial data of Grupo Aval at December 31, 2015 and 2014 and January 1, 2014 and for the years ended December 31, 2015 and 2014 have been derived from our audited consolidated financial statements prepared in accordance with IFRS that are included in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited annual consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and financial review and prospects” included in this annual report.

Statement of income

	Grupo Aval
	For the year ended December 31,
	2015	2015	2014
	(in U.S.$ millions, unless otherwise indicated)(1)	(in Ps billions, except share and per share data)
Interest income	4,469.2	14,075.6	11,421.8
Interest expense	(1,826.2)	(5,751.5)	(4,498.7)
Net interest income	2,643.0	8,324.1	6,923.1
Impairment loss on loans and accounts receivable	(675.6)	(2,127.7)	(1,697.5)
Impairment loss on other financial assets (1)	(10.2)	(32.2)	(12.0)
Recovery of charged-off assets	69.8	219.7	189.6
Net impairment loss on financial assets	(616.1)	(1,940.2)	(1,519.9)
Net income from commissions and fees	1,162.8	3,662.3	3,037.2
Net trading income	77.9	245.2	369.9
Total other income (expense) (2)	807.2	2,542.4	2,269.0
Total other expenses	(2,416.0)	(7,609.1)	(6,273.5)
Income before income tax expense	1,658.9	5,224.7	4,805.8
Income tax expense	(596.6)	(1,879.0)	(1,808.3)
Net Income	1,062.3	3,345.7	2,997.5
Net income attributable to :
Controlling interest	648.2	2,041.4	1,815.0
Non-controlling interest	414.1	1,304.3	1,182.5

Earnings per 1,000 shares (basic and diluted earnings):
Common and preferred shares (in pesos)		91,619.0	86,853.8
Common and preferred shares (in U.S. dollars) (3)		29.1	36.3
Dividends per 1,000 shares (4):
Common and preferred shares (in pesos)		58,800.0	61,733.7
Common and preferred shares (in U.S. dollars) (3)		18.7	25.8

Weighted average number of common and preferred fully paid shares outstanding (basic and diluted):
Outstanding shares in thousands		22,281,017.2	20,897,356.4

(1)	Includes impairment loss on non-current assets held for sale and investments in debt and equity securities.

(2)	Includes net income from financial instruments designated at fair value.

(3)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of 3,149.47 and 2,392.46 per U.S.$1.00 at December 31, 2015 and 2014, respectively.

(4)	Dividends are declared semi-annually in March (for the six-month period ended December 31 of the previous year) and September (for the six-month period ended June 30 of the current year) of each year. We do not declare dividends on a quarterly basis.

Statement of financial position

	Grupo Aval
	For the year ended December 31,			January 1,
	2015	2015	2014	2014
	(in U.S.$ millions, unless otherwise indicated)(1)	(in Ps billions, except share and per share data)

Assets:
Cash and cash equivalents	7,075.8	22,285.0	17,269.8	14,599.3
Financial assets held for trading through profit or losses	1,780.7	5,608.2	5,864.5	7,090.4
Other financial assets at fair value through profit or losses	600.6	1,891.7	1,738.6	1,565.7
Available for sale financial assets	6,250.2	19,684.9	18,758.8	14,815.7
Investments held to maturity	760.5	2,395.3	2,665.8	3,040.4
Total Financial assets	9,392.1	29,580.1	29,027.7	26,512.2
Loans and receivables	45,032.2	141,827.7	114,400.7	98,920.7
Other accounts receivables	1,016.7	3,202.2	2,233.4	1,768.8
Hedging derivatives	10.7	33.7	64.8	17.1
Non-current assets held for sale	63.3	199.5	211.2	303.7
Tangible assets	2,068.3	6,514.0	5,886.7	5,467.7
Goodwill (2)	2,240.4	7,056.0	5,867.2	5,130.5
Concession arrangements rights	759.1	2,390.7	1,842.7	1,759.2
Other intangible assets	194.6	612.9	388.1	212.0
Intangible assets (2)	953.7	3,003.6	2,230.8	1,971.2
Income tax assets	471.6	1,485.2	440.0	229.9
Other assets	473.8	1,492.3	1,209.6	937.2
Total assets	68,798.6	216,679.3	178,842.2	155,858.2

Liabilities:
Derivatives instruments held for trading	363.0	1,143.2	1,183.1	214.5
Customer deposits	43,167.5	135,954.6	113,528.5	100,553.0
Interbank borrowings and overnight funds	3,008.4	9,474.9	4,964.4	5,340.4
Borrowings from banks and others	5,953.6	18,750.6	13,685.8	10,753.0
Long-term debt (bonds)	5,260.3	16,567.1	14,130.1	12,747.6
Borrowings from development entities	795.9	2,506.6	2,108.5	2,108.8
Hedging derivatives	107.2	337.7	559.5	47.4
Provisions	190.6	600.2	744.7	749.0
Income tax liabilities	600.8	1,892.1	1,691.3	1,702.7
Employee benefits	324.6	1,022.3	975.7	954.1
Other liabilities	1,753.8	5,523.5	3,914.7	3,848.1
Total liabilities	61,525.6	193,773.0	157,486.2	139,018.8

Equity
Controlling interest
Subscribed and paid-in capital:
Common and preferred shares	7.1	22.3	22.3	20.2
Additional paid-in capital	2,637.8	8,307.8	8,311.9	5,784.5
Retained earnings:
Appropriated	2,722.6	8,574.8	6,205.6	4,510.8
Unappropriated	(1,514.8)	(4,770.9)	(2,889.9)	(958.2)
First time IFRS adoption	249.8	786.7	786.7	786.7
Net income for the year	352.1	1,108.9	859.1	0.0
Accumulated other comprehensive income	170.9	538.1	372.3	120.1
Controlling interest	4,625.4	14,567.6	13,668.0	10,264.1
Non-controlling interest	2,647.6	8,338.7	7,687.9	6,575.4
Total equity	7,273.1	22,906.3	21,356.0	16,839.4
Total liabilities and equity	68,798.6	216,679.3	178,842.2	155,858.2

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2015 of Ps 3,149.47 per U.S.$1.00.

(2)	Goodwill attributable to Grupo Aval was Ps 3,854.9 billion, Ps 3,063.9 billion and Ps 2,947.6 billion at December 31, 2015 and 2014 and January 1, 2014, respectively. Our attributable tangible equity (calculated as total equity attributable to controlling interest minus goodwill and intangible assets attributable to Grupo Aval) was Ps 10,216.6 billion, Ps 10,330.5 billion and Ps 7,168.4 billion at December 31, 2015 and 2014 and January 1, 2014, respectively.

Other financial and operating data

	Grupo Aval
	At and for the years ended December 31,
	2015	2014
	(in percentages, unless otherwise indicated)
Profitability ratios:
Net interest margin (1)	5.5%	5.4%
ROAA (2)	1.7%	1.8%
ROAE (3)	14.5%	15.2%

Efficiency ratio (4):	47.6%	46.2%
Capital ratios:
Period-end equity as a percentage of period-end total assets	10.6%	11.9%
Tangible equity ratio (5)	7.3%	8.7%
Credit quality data:
Charge-offs as a percentage of average gross loans (6)	1.3%	1.3%
Delinquency ratio loans past due more than 30 days (6)	2.7%	2.8%
Non-performing loans (6) (7)	1.7%	1.7%
Allowance for loans as a percentage of past due loans more than 30 days	98.9%	96.7%
Allowance for loans as a percentage of non-performing loans	157.9%	157.0%
Allowance for loans as a percentage of gross loans (6)	2.6%	2.7%
Operational data (in units):
Number of customers of the banks (8)	13,678,194	12,950,374
Number of employees	76,095	74,211
Number of branches (9)	1,785	1,769
Number of ATMs (9)	5,623	5,429

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets. If net interest margin was calculated as net interest income plus net trading income from securities held for trading through profit or loss divided by total average interest-earning assets plus investment securities held for trading through profit or loss it would be 5.4% and 5.5% for the years ended December 31, 2015 and 2014, respectively.

(2)	For the years ended December 31, 2015 and 2014, ROAA is calculated as net income divided by average assets. Average assets for 2015 is calculated as the sum of assets at December 31, 2015 and 2014 divided by two. Average assets for 2014 is calculated as the sum of assets at December 31, 2014 and January 1, 2014 divided by two.

(3)	For the years ended December 31, 2015 and 2014, ROAE is calculated as net income attributable to controlling interest divided by average equity attributable to controlling interest. Average equity attributable to controlling interest for 2015 is calculated as the sum of equity attributable to controlling interest at December 31, 2015 and 2014 divided by two. Average equity attributable to controlling interest for 2014 is calculated as the sum of equity attributable to controlling interest at December 31, 2014 and January 1, 2014 divided by two.

(4)	Efficiency ratio is calculated as personnel expenses plus administrative and other expenses divided by net interest income, net income from commissions and fees, net trading income and other income excluding other.

(5)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights). If tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets) tangible equity ratio would be 6.2% and 7.8% for the years ended December 31, 2015 and 2014, respectively.

See “Item 3. Key Information—A. Selected financial and operating data—Non-IFRS measures.”

(6)	Gross loans excludes Interbank and overnight funds

(7)	Non-performing loans are loans with more than 90 days past due.

(8)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries and BAC Credomatic are counted separately for each banking subsidiary.

(9)	Reflects aggregated number of branches or ATMs of our banking subsidiaries and BAC Credomatic, as applicable, located throughout Colombia and Central America.

Non-IFRS measures

The tables in this section and elsewhere in this annual report provide the calculation of certain Non-IFRS measures. The Non-IFRS financial measures as determined and measured by us should not be construed as an alternative to IFRS measures and should also not be compared to similarly titled measures reported by other companies. Other companies may calculate and report such measures differently.

ROAA and ROAE

ROAA, which is calculated as net income divided by average assets, provides a measure of return on assets. We believe ROAE, which is calculated as net income divided by average equity, provides a measure of the return generated for our shareholders.

The following table sets forth ROAA and ROAE using end of period consolidated information under IFRS for average assets and average equity for Grupo Aval for the indicated years.

	Year ended December 31,
	2015	2014
	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	197,760.7	167,350.2
Average equity attributable to controlling interest (2)	14,117.8	11,966.0
Net income	3,345.7	2,997.5
Net income attributable to controlling interest	2,041.4	1,815.0
Net income attributable to non-controlling interest	1,304.3	1,182.5
ROAA(1)	1.7%	1.8%
ROAE(2)	14.5%	15.2%
Net Income attributable to non-controlling interest divided by net income	39.0%	39.4%

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”
(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

The following table sets forth ROAA and ROAE using end of period consolidated financial information of our banking subsidiaries under IFRS for average assets and average equity for the year ended December 31, 2015.

	Year ended December 31, 2015
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas
	(in Ps billions, except percentages)
Average assets(1)	135,953.6	34,191.9	18,000.9	11,258.5
Average equity attributable to controlling interest (2)	12,376.2	3,991.0	2,503.4	1,249.6
Net income	2,639.0	473.1	349.3	175.6
Net income attributable to controlling interest	1,894.0	471.8	348.5	175.6
Net income attributable to non-controlling interest	745.1	1.3	0.8	0.0
ROAA(1)	1.9%	1.4%	1.9%	1.6%
ROAE(2)	15.3%	11.8%	13.9%	14.0%
Net Income attributable to non-controlling interest divided by net income	28.2%	0.3%	0.2%	0.0%

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”
(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

Tangible equity ratio

The following table sets forth the tangible equity ratio on a consolidated basis in accordance with IFRS of Grupo Aval and each of its subsidiaries at December 31, 2015.

	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated
	(in Ps billions, except percentages)
Total Equity	17,433.6	4,035.2	2,567.3	1,265.7	22,906.3
Total assets	152,269.3	35,649.9	19,109.4	11,547.2	216,679.3
Total Equity / Assets	11.4%	11.3%	13.4%	11.0%	10.6%
Intangible assets (1)	6,445.3	145.1	18.4	20.9	7,668.9
Total Equity – Intangible assets	10,998.3	3,890.2	2,548.9	1,244.8	15,237.4
Total assets – Intangible assets	145,824.0	35,504.8	19,091.0	11,526.3	209,010.4
Tangible equity ratio (2)	7.5%	11.0%	13.4%	10.8%	7.3%

Source: Company calculations based on Grupo Aval’s IFRS consolidated information and each banking subsidiary’s consolidated financial statements for the period indicated.

(1)	Intangible Assets are: goodwill and other intangible assets (excluding intangible assets related to concession arrangements rights).

(2)	Tangible equity ratio is calculated as total equity minus intangible assets divided by total assets minus intangible assets.

Exchange rates

The Colombian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of pesos by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Superintendency of Finance calculates the representative market rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including certain of our banking subsidiaries, for the purchase and sale of U.S. dollars. On April 28, 2016, the representative market rate was Ps 2,943.23 per U.S.$1.00, and on December 31, 2015, the representative market rate was Ps 3,149.47 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos/U.S. dollars.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of pesos per U.S. dollar	Low	High
Month:
November 2015	2,819.63	3,108.70
December 2015	3,131.95	3,356.00
January 2016	3,149.47	3,375.80
February 2016	3,287.31	3,434.89
March 2016	3,022.35	3,319.80
April 2016 (through April 28, 2016)	2,899.92	3,109.60

Source: Superintendency of Finance.

The following table presents the average pesos/U.S. dollar representative market rate for each of the five most recent years, calculated by using the average of the exchange rates on the last day of each month during the period, and the representative year-end market rate for each of the five most recent years.

Pesos/U.S.$1.00 representative market rate	Average	Year-end
Period:
2011	1,854.02	1,942.70
2012	1,798.72	1,768.23
2013	1,879.53	1,926.83
2014	2,017.85	2,392.46
2015	2,771.55	3,149.47

Source: Superintendency of Finance.

Exchange rate fluctuation will affect the U.S. dollar value of any distributions we make with respect to our shares of preferred stock. See “—D. Risk factors—Risks relating to our preferred shares and ADSs.”

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. In such an event, the market price of our preferred shares or our American Depositary Shares, or ADSs, could decline, and you could lose all or part of your investment. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business.

Risks relating to Colombia and other countries in which we operate

Adverse economic and political conditions in Colombia and other countries in which we operate, including variations in the exchange rates, in particular in the Central American region, may have an adverse effect on our results of operations and financial condition.

Our principal subsidiaries in Colombia are financial institutions (four commercial banks, a pension and severance fund administrator and a merchant bank), and a substantial majority of our operations, properties and customers are located in Colombia. As a consequence, our results of operations and financial condition are materially affected by economic and political conditions in Colombia.

Colombia is subject to economic, political and other uncertainties, including changes in monetary, exchange control and trade policies that could affect the overall business environment in Colombia, which would, in turn, affect our results of operations and financial condition. For example, the Central Bank of Colombia, or the “Colombian Central Bank,” could sharply raise or lower interest rates, which could negatively affect our net interest income and asset quality and also restrict our growth. Extreme variations in exchange rates could also negatively affect the foreign currency positions of our borrowers. Any of these events could have an adverse effect on our results of operations and financial condition.

Decreases in the growth rate of the Colombian economy, periods of negative growth, material increases in inflation or interest rates, or high fluctuations in the exchange rate could result in lower demand for, or affect the pricing of, our services and products. Because a large percentage of the costs and expenses of our subsidiaries is fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, in which case our profitability could be affected.

In the case of our pension and severance fund management business, economic conditions may affect the businesses and financial capacity of employers, which may result in a reduction in employee-contributor head counts or decrease the ability of employers to create new jobs or increase employee incomes.

BAC Credomatic’s results of operations and financial condition depend on economic, political and social conditions in the countries where it operates, primarily in Central America. The political, economic and social environments in such countries are affected by many different factors, including significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, exchange rate movements, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, drug trafficking and other forms of organized crime, wage and price controls, changes in tax policies, imposition of trade barriers, changes in the prices of commodities and unexpected changes in regulation. The results of operations and financial condition of our Central American operations could be affected by changes in economic and other policies of each country’s government, which have exercised and continue to exercise substantial influence over many aspects of the private sector, and by other social and political developments in each such country. During the past several decades, El Salvador, Guatemala, Honduras, Nicaragua and Panamá have experienced civil strife and political instability that have included a succession of regimes with differing economic policies and programs. Previous governments have imposed, among other measures, controls on prices, exchange rates, local and foreign investment and international trade, and restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

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

Pension funds, such as those managed by Porvenir, are global investors and thus are affected by regional and global economic factors. Lower economic growth of Colombia’s major trading partners or a contagion effect in the region or globally may lead to lower pension fund returns, which may in turn result in decreases in assets under management and impair our business, results of operations or financial condition. In recent years, pension fund returns have been subject to increased volatility in international financial markets. Foreign investments represented 27.8% and 20.1% of Porvenir’s total assets under management at December 31, 2015 and 2014, respectively.

Even though exports from Colombia grew at accelerated rates through 2014 in recent years, fluctuations in commodity prices and volatility in exchange rates have led to a deceleration in recent years. In particular, the oil industry remains an important determinant of the country’s economic growth. Substantial or extended declines in international oil prices or oil production falls may have an adverse effect on the overall performance of the Colombian economy and could have an adverse impact on the results of operations and financial condition of oil industry companies, which could have an adverse impact on our loans to oil industry companies. Our banking subsidiaries do not maintain a significant overall exposure to oil industry clients and have not been materially impacted by the decrease in international oil prices, however, continuing falling market prices, such as the one experienced during the recent year, pose significant challenges to Colombia’s near-term outlook and may impair the ability of some of the clients of our banking subsidiaries to repay their debt obligations. As of December 31, 2015, our combined exposure to the oil sector is 3.8% of the combined loan portfolio (including BAC and excluding contingencies and derivatives) with the principal exposure being to Empresa Colombiana de Petroleos S.A. “Ecopetrol,” (1.0%) and to oil pipelines (1.7%) in which Ecopetrol is the majority shareholder. While the fall in international oil prices will affect Ecopetrol, the Colombian national oil company, we do not expect its credit quality to deteriorate materially. As of December 31, 2015, our exposure to oil service companies and suppliers to the oil sector (0.6% and 0.4%, respectively) is not material. While the credit quality of the companies participating in these sectors has been affected and additional allowances for loan losses will be required, we do not believe that they will materially affect our results. Unemployment continues to be high in Colombia compared to other economies in Latin America. Furthermore, recent political and economic actions in the Latin American region, including actions taken in Argentina before a new government took office in December 2015 and by the Venezuelan government, may negatively affect international investor perception of the region. We cannot assure you that the growth achieved by the Colombian economy over the past decade will continue in future periods. A reversal of the rate of growth of the Colombian economy, a slowdown in the growth of customer demand, an increase in market competition, or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. All of these conditions could lead to a general decrease in demand for borrowings.

In addition, the effect on consumer confidence of any actual or perceived deterioration of household incomes in the Colombian or Central American economies may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced and continues to experience internal security issues, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” and the National Liberation Army (Ejercito de Liberación Nacional), or “ELN”, paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Even though the Colombian government’s policies have reduced guerilla and criminal activity, particularly in the form of terrorist attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative effect on the Colombian economy and on us, including our customers, employees, results of operations and financial condition. The Colombian government commenced peace talks with the FARC in August 2012, which are still ongoing and negotiations with ELN are also expected to take place in near future. Despite these efforts, drug-related crime and guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to current peace negotiations which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy.

Political and economic instability in the region may affect the Colombian economy and, consequently, our results of operations and financial condition.

Some of Colombia’s neighboring countries and principal trading partners, particularly Venezuela, have experienced and continue to experience periods of political and economic instability. Moreover, diplomatic relations with Venezuela and Ecuador have from time to time been tense and affected by events surrounding the Colombian armed forces’ confrontations with FARC and ELN throughout Colombia, particularly on Colombia’s borders with each of Venezuela and Ecuador.

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

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia and other countries in which we operate could adversely affect our results of operations and financial condition.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and taxes to fund Colombia’s war against terrorism and taxes to fund the post-conflict related to the peace negotiations with guerrilla forces. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties. In order to avoid double taxation, our Colombian subsidiaries usually distribute dividends from profits that have already been subject to income tax at the corporate level. These dividends are usually not taxable for Grupo Aval in Colombia, and dividends paid by Grupo Aval to its shareholders in Colombia from these sources of income also are usually not taxable, in each case provided that such profits have been taxed at the subsidiary level. This tax treatment may not be maintained in the future, and any change could have a material adverse effect on our results of operations and financial condition.

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

The Colombian government publicly announced that a new tax reform may be required and approved in 2016 to take effect in 2017, in addition to the one approved in December 2014, in order to obtain additional funds and close potential deficits, especially considering the more challenging medium-term outlook for the oil sector and implementation of the post-conflict agreements resulting from peace talks with guerrilla groups. The new tax reform may expand the number of individuals required to pay income tax, increase VAT rates and create taxes on dividend income. This eventual new tax reform may result in higher levels of taxation than we currently expect which can significantly affect our results of operations or financial condition.

Colombian tax haven regulations could adversely affect our results of operations and financial condition.

Pursuant to Decree 1966 of 2014, as amended by National Decree 2095 of 2014, a number of jurisdictions, including countries in which our banking subsidiaries operate, were either declared tax havens for Colombian tax purposes or temporarily excluded from such list subject to the completion of tax information exchange treaties within a short timeframe. As a result, some of our clients with financial products offered by our banking subsidiaries in such countries may experience, among other effects, an increase in their withholding tax rates, transfer pricing regulation, increased likelihood of being found in violation of tax regulations by the Colombian authorities and elevated information disclosure requirements which could have a negative impact on our business, financial condition and results of operations.

In order to avoid Panama’s designation as a tax haven, Colombia and Panama signed a memorandum of understanding establishing that both countries will negotiate a treaty in order to avoid double taxation. The treaty is expected to include provisions regarding the exchange of information between Colombian and Panamanian tax authorities. Failure to execute this treaty or the designation of Panama as a tax haven could have a negative impact on our customer base and on our business, financial condition and results of operations.

Natural disasters, acts of war or terrorism, or other external events could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. Heavy rains or abnormally low rainfall in Colombia, attributable in part to the La Niña and El Niño weather patterns, have resulted in severe flooding and mudslides and prolonged droughts in the past. These are recurring weather phenomena that may contribute to flooding, mudslides, droughts or other natural disasters on an equal or greater scale in the future. In addition to severe weather and natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business and may, among other things, affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, cause us to incur additional expenses and/or result in loss of revenue. In the event of such circumstances, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters, acts of war or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year.

Risks relating to our businesses and industry

Risks relating to our banking business

A decline in asset quality, including the loan portfolios of our bank subsidiaries, may have an adverse effect on our results of operations and financial condition.

Changes in the financial condition or credit profiles of customers of our banking subsidiaries and increases in inflation or interest rates could have a negative effect on the quality of our banks’ loan portfolios, potentially requiring them to increase impairment loss on loan and accounts receivable or resulting in reduced profitability. In particular, the percentage of non-performing loans may increase in the future as a result of factors beyond our control, such as economic conditions and political events affecting Colombia generally or specific sectors of the economy.

A substantial number of our banks’ customers are individuals and small and medium sized enterprises, or “SMEs,” and these customers are potentially more susceptible to downturns in the economy than large corporations and high-income individuals. For example, unemployment directly affects the ability of individuals to obtain and repay consumer and residential mortgage loans. Consequently, our banking subsidiaries may experience higher levels of non-performing loans, which could result in increased impairment loss on loan and accounts receivable due to defaults by, or deterioration in the credit profiles of, individual borrowers. Non-performing loans and resulting loan losses may increase materially in the future and adversely affect our results of operations and financial condition.

Existing loan loss allowances may not be adequate to cover any increases in non-performing loans or deterioration in the credit quality of loan portfolios. As a result, our banking subsidiaries may be required to increase impairment loss on loan and accounts receivable, which may adversely affect our results of operations and financial condition.

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

Our banking subsidiaries make loans that are secured by collateral, including real estate and other assets that are generally located in Colombia and the countries where we operate. The value of collateral may significantly fluctuate or decline due to factors beyond the control of our subsidiaries, including, for example, prevailing economic and political conditions in the relevant jurisdiction. At December 31, 2015, 32.2% of total past due loans (including our foreign operations) were secured. An economic slowdown may lead to a downturn in the Colombian or Central American real estate markets, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing these loans or any other collateral securing these loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional impairments to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Colombian insolvency laws provide that creditors of an insolvent debtor are prohibited from initiating collection proceedings outside the bankruptcy or reorganization process of such debtor. In addition, all collection proceedings outstanding at the beginning of the bankruptcy or reorganization process must be suspended and any creditors are prevented from enforcing their rights against the collateral and other assets of the insolvent debtor.

Once a non-merchant individual has ceased paying his or her debts, that individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an out-of-court agreement with creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. The insolvency law also provides for increased debtor protections, including an automatic stay for a maximum of 90 days. A perception that loans to individuals may be difficult or impossible to recover could cause our banking subsidiaries to enhance credit requirements and result in decreased lending to individuals by making access to credit more expensive or more onerous. In addition, increased difficulties in enforcing debt and other monetary obligations due to Colombian insolvency laws could have an adverse effect on our results of operations and financial condition.

Any failure of risk management processes, including credit and market risk, could materially and adversely affect our banking businesses, results of operations and financial condition.

Credit risk is the principal risk inherent in the business of our banks. Although we have group-wide risk management guidelines, each bank is responsible for managing its own risk. Each bank’s policies and procedures, which are designed to identify, monitor and manage risk, may prove to be insufficient. Furthermore, our banks may not be able to upgrade risk management systems on a timely basis. For example, our banks’ risk management systems utilize an internal credit rating system to assess the risk profile of each customer. As this process involves detailed analyses of the customer’s credit risk, taking into account quantitative and qualitative factors, it is necessarily subject to human error. Due to limitations in the availability of information and the developing information infrastructure in Colombia, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. Personnel of our banking subsidiaries may fail to detect risks before they occur, or may not effectively implement their risk management systems, which may increase exposure to credit risk. As a result, any failure by our banking subsidiaries to effectively implement or consistently follow or refine risk management systems may result in higher risk exposures for our banking subsidiaries, which could materially and adversely affect our results of operations and financial condition.

Declines in the value of our banks’ sovereign debt portfolios could have an adverse effect on our results of operations.

Our Colombian banks’ portfolio of securities primarily consists of sovereign bonds, mainly securities issued or guaranteed by the Colombian government. LB Panamá’s securities portfolios primarily consist of securities issued by corporate and sovereign issuers. We are exposed to significant credit, market and liquidity risks associated with sovereign debt. At December 31, 2015 and 2014, debt securities represented 11.3% and 13.5%, respectively, of our consolidated total assets; approximately 55.4% and 57.5%, respectively, of these securities were issued or backed by the Colombian government, and 8.2% and 6.1% of these securities, respectively, were issued or backed by Central American governments during each period. A significant decline in the value of these government securities could materially and adversely affect our debt securities portfolio and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory investments.”

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

Our banks and, to a lesser extent, Porvenir, Corficolombiana and our international banking operations, enter into derivatives transactions primarily for hedging purposes and, on a limited basis, on behalf of customers. Those transactions subject us to market and operational risks, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to perform its obligations to us).

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

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 69.9% and 71.9% of consolidated total liabilities at December 31, 2015 and 2014, respectively. Because our banking subsidiaries rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate and overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition.

Default by one or more of our largest borrowers could adversely affect our results of operations and financial condition.

The aggregate outstanding loans to our banks’ ten largest borrowers represented 5.5% of our consolidated total loan portfolio at December 31, 2015. Default on loans by one or more of these borrowers may adversely affect our results of operations and financial condition.

Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding.

Our credit ratings and those of our banking subsidiaries are an important component of our and our banking subsidiaries’ ability to obtain funding. Our banking subsidiaries’ ability to compete successfully in the marketplace for deposits depends on various factors, including their financial stability as reflected by their credit ratings. A downgrade in credit ratings may adversely affect perception of their financial stability and ability to raise deposits. On March 9, 2016, Moody’s downgraded Banco de Bogotá’s standalone baseline credit assessment to “Baa1” from “Baa3” and its long-term foreign currency subordinated debt rating to “Ba2” from “Ba1”. As a result of the downgrades on Banco de Bogotá, Moody’s also downgraded Grupo Aval’s Long term local and foreign currency issuer ratings to “Ba2” from “Ba1” and Grupo Aval Limited’s long term foreign currency issuer to “Ba2” from “Ba1”. Such ratings were assigned in consideration of the decrease in Banco de Bogotá’s adjusted capital ratio. Moody’s have also placed Banco de Bogotá and us on review for further downgrade invoking a decrease in Banco de Bogotá’s adjusted capital ratio driven by the deprecation of the Colombian peso in 2015. Moody’s stated that Banco de Bogotá’s core capital adequacy provides limited capacity to continue to support its historically robust loan growth or absorb losses in the event of stress making it more vulnerable to any determination in asset risk or earnings performance. On April 28, 2016, Fitch placed certain of our and Banco de Bogotá’s ratings on negative watch for downgrade noting a decrease in Banco de Bogotá’s capital ratios resulting from the depreciation of the Colombian peso in 2015 which boosted its U.S. dollar denominated risk-weighted assets. Fitch also reasoned that the change in our accounting standards to IFRS contributed to a decrease in the bank’s capital ratios. Adverse changes in credit ratings could also increase the cost of funding in the capital markets or borrowing funds for our and our subsidiaries’ operations. In addition, lenders and counterparties in derivatives transactions are sensitive to the risk of a ratings downgrade. Any downgrade in our credit ratings or in any of our banking subsidiaries’ credit ratings could materially and adversely affect our results of operations and financial condition.

Our banking subsidiaries may not have the ability to attract capital necessary to maintain regulatory ratios and fund growth.

Our banking subsidiaries are subject to regulations that require them to maintain certain capital ratios. If their regulatory capital ratios decline as a result of decreases in the value of their loan portfolio or otherwise, they will be required to improve such ratios by either raising additional capital or disposing of assets. Our banking subsidiaries may need to raise additional capital in the future to obtain sufficient capital resources to maintain capital ratios and provide liquidity to meet their commitments and business needs, particularly if their asset quality or earnings were to deteriorate.

The ability to raise additional capital will depend on several  things, especially conditions in the capital markets, which are outside of our and our banking subsidiaries’ control, as well as our and our banking subsidiaries’ financial performance. Adverse changes in our, and our banking subsidiaries’ credit ratings could increase the cost of funding in the capital markets. Economic conditions and the loss of confidence in financial institutions may increase cost of funds and limit access to some customary sources of capital.

We cannot provide assurances that such capital will be available on acceptable terms or at all. Any occurrence that may limit our and our banking subsidiaries’ access to the capital markets, such as a decline in the confidence of debt purchasers, depositors, or counterparties participating in the capital markets may adversely affect capital costs, ability to raise capital, and liquidity. Moreover, our banking subsidiaries may need to raise capital when many other financial institutions are also seeking to raise capital which, in turn, would require us to compete with numerous other institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our banking subsidiaries’ financial conditions and results of operations.

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

Banking and financial services laws and regulations are subject to ongoing review and revision, including changes in response to global regulatory trends. As a result, governments have been actively considering new banking laws and regulations, and reviewing and revising existing laws and regulations, particularly in relation to capital adequacy and accounting standards. In addition, various international developments, such as the adoption of risk-based capital, leverage and liquidity standards by the Basel Committee on Banking Supervision in December 2010, known as “Basel III,” will continue to impact us in the coming years. To prepare for the implementation of the Basel III accords in Colombia, the Ministry of Finance, in consultation with the Superintendency of Finance, effected an internal review of regulations applicable to financial institutions. Decree 2555 of 2010 was amended in 2012 and 2015, modifying certain capital adequacy requirements for Colombian credit institutions. Although Decree 2555 of 2010 maintained the requirement for a credit institution’s technical capital to be at least 9.0% of that institution’s total risk-weighted assets, it also introduced a new measure of “core solvency” for Common Equity Tier 1, which requires higher quality capital and is set at a minimum of 4.5% of risk-weighted assets. The adoption of new laws or regulations, or changes in the interpretations or enforcement of existing laws or regulations, may have an adverse effect on our results of operations and financial condition.

Moreover, Congress enacted Law No. 1735 of 2014, created a new type of financial institution with the sole purpose of offering electronic deposits and payments (Sociedades Especializadas en Depósitos y Pagos Electrónicos or “SEDPEs”) in order to promote financial inclusion. Regulation of the operations of the SEDPEs as well as know-your-customer requirements, were included by the Colombian government in Decree 1491 of 2015. SEDPEs’ activities may create a new competitive environment that could adversely affect our consolidated results of operations.

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

As part of a legislative effort to narrow the current fiscal deficit, in 2014 the Salvadorian congress enacted Decree No. 764 contemplating certain tax reforms that include the introduction of a new withholding tax of 0.25% or “2.5 per 1000” on financial transactions made by check or wire transfer and on cash transactions made through the Salvadorian financial system in excess of U.S.$5,000 on a single or monthly aggregate basis. Even though Decree No. 764 exempted certain financial transactions, this new withholding tax, which has been effective since September 2014, has had an adverse in the results of our banking, credit card and brokerage operations in El Salvador. An increase in the withholding tax established by Decree No. 764 and further or similar regulation in El Salvador or elsewhere in Central America may adversely impact the result of our subsidiaries in such countries.

Additionally, on December 8, 2015, the Guatemalan congress passed Decree 7 of 2015, also known as the Credit Cards Law. Among others, Decree 7 of 2015 established a limit in the interest rate that may be charged to cardholders which in no case can exceed two times the compounded interest rate of the Central Bank of Guatemala. Decree 7 of 2015 additionally established the obligation for card issuers to refinance cardholders’ obligations in cases where the amount outstanding on credit cards exceeds 150% of the credit limit assigned to such cardholders or in cases where the cardholder argues not to be able to continue paying its credit card obligations. In case of refinancing, the card issuer will not be allowed to charge monthly installments in excess of 20% of the cardholder’s total income. Even though Decree 7 of 2015 will not become effective until March 8, 2016, it is expected to adversely affect the credit card business in Guatemala. The adoption of new laws or regulations, or changes in the interpretations or enforcements of existing laws or regulations, may have an adverse effect on our results of operations and financial conditions.

In the future, we may be subject to supervision as a bank holding company.

The Colombian government has announced that it is considering presenting to the Colombian Congress a bill to submit controlling entities of financial institutions to banking supervision and oversight (Ley de Conglomerados Financieros). In this regard, the Ministry of Finance and the Superintendency of Finance have initiated an internal review in order to propose a new model of consolidated supervision applicable to controlling entities of financial institutions and financial conglomerates with respect to integrated risk management, prudential requirements and cooperation and information exchange, among others. Although the content of such future regulations has not been made available for comments to the public, in the future, we may be subject to banking supervision and oversight as the controlling entity of our banking subsidiaries.

Regulatory actions may result in fines, penalties or restrictions that could materially and adversely affect our businesses and financial performance.

Our Colombian banks, as well as Porvenir, Corficolombiana and our international banking operations, are subject to regulation and supervision by financial authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our subsidiaries’ organization and operations, including, for example, the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by Colombian banks. Failure to comply with applicable regulations could subject our banking subsidiaries to fines or sanctions or even revocation of licenses or permits to operate. In the event that any of these subsidiaries encounters significant financial problems, are in danger of insolvency or become insolvent, or are otherwise deemed to not be viable, the financial authorities would have broad powers to intervene in our management and operations, including suspending or removing management and, in extreme circumstances, putting our banks, Porvenir, Corficolombiana and our international banking operations, into conservatorship or receivership or taking control of our banks, Porvenir, Corficolombiana and our other subsidiaries. Grupo Aval is required, as an issuer of securities in Colombia, to submit information to the Superintendency of Finance and comply with corporate governance requirements; however, we are not regulated as a financial institution or as a bank holding company, and we are not required to comply with capital adequacy regulations applicable to banks and other financial institutions. We may, however, become subject to more stringent regulation in the event that our status as a non-financial entity is not maintained by Colombian authorities in the future.

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

The previously mentioned investigations have been legally terminated by the Superintendency of Industry and Commerce, and we were not subject to any fine or penalty as a result of these investigations. However, it is possible that similar investigations may be carried out by the relevant authorities in the future, which may result in lower fees charged to merchants and bank interchange fees, and/or lead to changes in commercial strategies that may adversely affect our results of operations and financial condition. We may also be subject to financial penalties in connection with such future investigations. In addition, fees charged for other banking services may continue to be reduced in the future as a result of regulatory measures and/or pressure from retailers and interest groups.

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

Corficolombiana may be adversely affected by lower than expected returns on investments, reduced opportunities to realize value from investments, and failure to find suitable investments so as to deploy capital effectively. During periods of difficult market conditions (which may span across one or more industries, sectors or geographies), portfolio companies may experience adverse operating performance, decreased revenues, financial losses, difficulty in obtaining access to financing or increased funding costs. Negative financial performance of portfolio companies may materially and adversely affect Corficolombiana’s results of operations and cash flow. If the operating performance of those portfolio companies (as well as valuation multiples) does not improve following any such downturn or other portfolio companies experience adverse operating performance, Corficolombiana may be forced to sell those assets at values that are less than projected or even at a loss. Portfolio companies may also have difficulties expanding their businesses and operations or meeting debt service and other obligations as they become due. Furthermore, negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the investment. Although market conditions showed some signs of improvement, economic and market conditions may not continue to improve. Even if such conditions do improve broadly and significantly over the long term, adverse conditions and/or other events in particular sectors may cause our performance to suffer further.

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

At December 31, 2015, 52.8% of Corficolombiana’s investments were in securities of privately held companies. There are often no readily ascertainable market prices for such securities or for those investments of Corficolombiana in listed companies with low or medium trading volumes. As a result, there may be limited or no marketability for these investments, and they may decline in value while Corficolombiana is seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could actually be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such securities for a period of time. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, it is possible that investments in privately held companies may only be disposed of over a substantial length of time, if at all, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period of time—sales that it had planned to make.

Corficolombiana makes minority investments in companies that it does not control.

Corficolombiana’s investments include non-controlling equity interests, and it may also dispose of a portion of its majority equity securities in portfolio companies over time in a manner that results in Corficolombiana retaining minority investments. Those investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree. Similarly, the majority stakeholders or the management of the company may take risks or otherwise act in a manner contrary to our interests. If any of the foregoing were to occur, the values of these investments could decrease or we may not be able to dispose of them, which would adversely affect Corficolombiana’s results of operations and financial condition.

Corficolombiana’s new investment projects depend on its ability to access financing.

Corficolombiana may directly, or through its operating subsidiaries, enter into new investment projects such as infrastructure projects including toll-road fourth generation concessions that require significant financing. Corficolombiana or its operating subsidiaries may experience difficulties in accessing debt and equity financing resources required to fund such projects and/or may obtain them at higher costs and/or lower tenure than initially expected. As a result, Corficolombiana’s investment objectives may attain lower returns due to higher financing costs, delays in the investment schedule or any eventual stoppage of the investment project, which could also result in the payment of penalties to its counterparties, including the government entities in the case of development of new highways and toll-roads. If Corficolombiana is unable to obtain adequate financing on terms satisfactory to it, its ability to continue to grow or support its business and respond to business challenges could be significantly limited.

Most of Corficolombiana’s investments are concentrated in five industries.

The majority of Corficolombiana’s investment portfolio was concentrated in the energy and gas, infrastructure, agribusiness, hotels division and financial services. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

Risks relating to our pension and severance fund management business

Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.

Porvenir’s operations are regulated by Law 100 of 1993, as amended, the Organic Statute of the Financial System (Estatuto Orgánico del Sistema Financiero), or “EOSF,” issued by the Ministry of Finance, Decree 2555 of 2010, as amended, and regulations issued by the Superintendency of Finance and, to the extent applicable, Colombian Corporation Law. These regulations limit the range of assets in which pension fund administrators, or “AFPs,” can invest and also set investment limits, depending on the type of mandatory pension or severance fund managed by each AFP. AFPs can manage four types of mandatory pension funds (i) Lower Risk Funds (“Fondo Conservador”), (ii) Mid-Risk Funds (“Fondo Moderado”), (iii) High Risk Funds (“Fondo de Mayor Riesgo”) and (iv) Planned Retirement Funds (“Fondo Especial de Retiro Programado”), and two types of severance funds (i) Short Term Funds (“Portafolio de Corto Plazo”) and (ii) Long Term Funds (“Portafolio de Largo Plazo”). In addition, each AFP is legally required to provide a minimum return on investment for each of its pension and severance funds. This minimum return is determined pursuant to specified formulas established in Decree 2555 of 2010, as amended, which vary according to the type of fund. If a fund’s return for any month is lower than the minimum return, the AFP must cover the difference within a period of five days. To do so, the AFP must first apply funds from a stabilization reserve (a portion of the AFP’s capital invested in the fund equal to 1% of the value of each pension fund under management). If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its own capital. If the AFP does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the AFP. If, notwithstanding the above, an AFP fails to observe either the minimum return or the stabilization reserve requirements or fails to comply with the order of capitalization, the Superintendency of Finance may take possession (tomar posesión) of the AFP, in which case the Colombian Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras), or “FOGAFIN,” must supply funds to cover the shortfall. Although Porvenir has never failed to meet the minimum requirements, failure to do so could require us to increase our investment in Porvenir, seek capital from alternative sources or forfeit our investment, or lead to the dissolution of the AFP and the transfer of the fund to another AFP. If Porvenir is unable to fulfill the minimum return or the stabilization reserve requirements, or if new laws or decrees impose more onerous requirements, Porvenir’s business may be materially adversely affected.

On December 6, 2013, the Colombian government issued Decree 2837 of 2013 to establish a group of financial experts to discuss and review the minimum return definition methodology. The group is led by the Minister of Finance and includes the Financial Superintendent, a representative of the Colombian Central Bank, the Director of the Unit of Financial Regulation and five financial experts appointed by the Ministry of Finance. Since there has been no definition issued by the group of financial experts, we are uncertain about the way in which the minimum return definition methodology will be changed, more onerous requirements may be imposed on Porvenir, which may materially adversely affect its business, financial condition and results of operations. In addition, there are regulatory limitations on the commissions that Porvenir may charge for its services.

In 2009, the regulatory system began to shift the management of mandatory pension funds from a single-fund pension system to a multi-funds system, allowing pension funds to be more specifically tailored to the individual needs of customers according to their risk profiles. The Colombian government has for several years now announced that it is considering presenting to the Colombian Congress a bill to amend current pension fund regulation to improve access to coverage, reduce inequality, and consolidate the financial sustainability of the system. As a result of the accession process of the Colombian government to become a member country of The Organisation for Economic Co-operation and Development (OECD) further regulation amending the current pension fund regulation may be expected. The future regulation may not provide a favorable business environment and may adversely affect our results of operations and the financial condition of our pension and severance fund management business.

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

We face exposure to fluctuations in the rate of exchange between local currencies and the U.S. dollar, particularly given the fact that the currencies in countries where we and BAC Credomatic operate have historically experienced significant devaluations and depreciations. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates.

We may be adversely affected by fluctuations between the value of the Colombian peso or other local currencies where we operate, and the U.S. dollar as a result of U.S. dollar-denominated indebtedness and as a result of our Central American operations.

We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations of the Colombian Peso, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, and the Colombian peso, and between the U.S. dollar and each of the currencies in our Central American operations, as 38.5% of our average consolidated assets for the year ended December 31, 2015 and 42.6% of our average consolidated liabilities for the year ended December 31, 2015 are foreign currency-denominated.

On a consolidated basis we have U.S.$3.1 billion (Ps 9.7 trillion) of long-term debt denominated in U.S. dollars as of December 31, 2015. Our significant dollar-denominated investments in Central America can affect our business. Fluctuations in the exchange rate between the Colombian peso and the U.S. dollar may affect the value of these debt and investments on our statement of financial position and cause us to recognize gains or losses in our statement of income. Any substantial fluctuation in the U.S. dollar relative to the Colombian peso could affect our results of operations and our ability to meet our future payment obligations and increase or decrease the peso value of our risk-weighted assets and goodwill, thereby affecting capital ratios of our banking subsidiaries.

The exchange rate fluctuation between the Colombian peso and U.S. dollar also affects our results as the functional currency of LB Panama, which consolidates BAC Credomatic, is the U.S. Dollar. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014—Banco de Bogotá Subsidiary Analysis-—LB Panamá” for a description of the effect of such fluctuation on LB Panama’s results.

A substantial portion of BAC Credomatic’s earnings, assets and liabilities are in Costa Rican colones, Guatemalan quetzals, Honduran lempiras, Nicaraguan córdobas, Panamanian balboas and U.S. dollars. As a result, our Central American operations are subject to risks relating to foreign currency exchange rate fluctuations between these currencies and pesos. Nevertheless, as described in “Item 4. Information on the Company—B. Business overview—BAC Credomatic—Foreign exchange rate risk related to BAC Credomatic,” BAC Credomatic maintains a U.S. dollar net asset position, which is intended to hedge at least 60% of its shareholders’ equity against the possible devaluations and depreciations of each of these local currencies.

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

The Colombian Commercial Code limits the amount of interest our Colombian subsidiaries may be charged on commercial transactions, including transactions of our banking subsidiaries. In the future, regulations in Colombia could impose increased limitations regarding interest rates or banking fees. Law 1430 of December 2010, as amended, authorizes the Colombian government to impose or place limits on tariffs and fees charged by banks and other financial institutions where the government has determined that there is insufficient competition in a relevant market. Additionally, the law requires the Superintendency of Finance to implement a monitoring scheme of the tariffs and fees charged by the financial institutions in their relevant markets and to report the results of this evaluation semi-annually to the Colombian government. The Colombian government issued Decree 4809 of 2011 and Decree 1854 of 2015, which (1) requires banks to provide each of their clients with statements of all fees charged to such clients on an annual basis, (2) sets a limit on the fees that banks may charge to their clients for withdrawals from automated teller machines of other banks and (3) establishes that transactions through the internet may not cost more than those made through other channels. Accordingly, the Superintendency of Finance has issued External Circular 012 of 2012, setting the rules and principles that must be followed by banking and financial institutions at the time of establishing, publishing and promoting their tariffs and fees. A significant portion of our banks’ revenues and operating cash flow is generated by credit services and any such increased limitations would materially and adversely affect our results of operations and financial condition.

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

Law 1328 of 2009 as amended by Law 1748 of 2014, also referred to as the “financial reform law,” created a new customer protection regime with respect to financial institutions. The financial reform law provides a bill of rights for consumers of financial services and products, including the right to receive clear, complete and reliable information about the services and products offered by financial institutions. The law also contains specific obligations for financial institutions, including a duty to maintain a financial ombudsman in charge of consumer protection and procedures regulating the responsibilities and functions of the ombudsman, a duty to create a financial consumer attention center pursuant to terms set by the Superintendency of Finance, an obligation to provide services and products under the same conditions offered to the general public, and a prohibition on the inclusion of predatory or abusive clauses in contracts with consumers. Any violation of this law and its implementing regulations by our banking subsidiaries could result in monetary or administrative sanctions or restrictions on our operations.

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

Law 1555 of 2012, also known as “Law 1555,” allows consumers of financial services to prepay obligations denominated in pesos owed to financial institutions, without incurring any penalty. The law also requires that financial institutions disclose the possibility of such prepayment to borrowers prior to the extension of any loan. Although this law does not apply to loans having a balance that exceeds 880 times the legal monthly minimum wages, nor to financial obligations acquired prior to its effective date (July 9, 2012), its implementation may substantially affect our banking business profits.

Additionally, the Colombian Congress is considering a new regulation regarding the costs charged to consumers of financial entities. If such regulation is approved, consumers will be able to use the total balance in their savings accounts and electronic deposits, without having the obligation to preserve a minimum amount of deposits. Moreover, financial entities will not be able to charge financial costs in savings accounts following 60 days of inactivity and will have the obligation to recognize a minimum positive rate return in savings accounts.

Our businesses face constitutional actions, class actions and other legal actions involving claims for significant monetary awards against financial institutions, which may affect our businesses.

Under the Colombian Constitution, individuals may initiate constitutional actions (acciones populares), or class actions (acciones de grupo), to protect their collective or class rights, respectively. Individuals may also initiate constitutional actions for the protection of their fundamental rights. These actions are known as tutelage actions. Colombian financial institutions, including our banking subsidiaries, Corficolombiana and Porvenir, have been, and continue to be, subject to these actions with regard to fees, financial services, mortgage lending and interest rates, the outcomes of which are uncertain. In addition, the number of such actions could increase in the future and could significantly affect our businesses.

Acquisitions and strategic partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our credit rating and profitability.

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we have acquired interests in various financial institutions in recent years. We regularly evaluate strategic acquisitions and alliances, inside and outside of Colombia. Strategic acquisitions and alliances could expose us to risks with which we have limited or no experience, as in the case of any significant acquisition outside of Colombia. In addition, potential acquisitions in Colombia and elsewhere may be subject to regulatory approval. We may be unsuccessful in obtaining any such approval or we may not obtain approvals on terms that are acceptable for us particularly in view of our subsidiaries’ and our combined significant market share in the Colombian banking industry.

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

In addition, our and our subsidiaries’ ability to remain competitive will depend in part on their ability to upgrade their information technology infrastructure on a timely and cost-effective basis. We and our subsidiaries must continually make significant investments and improvements in our and their information technology infrastructure in order to ensure the proper functioning of financial control, accounting and other data collection and processing systems and to remain competitive. In addition, as our banking subsidiaries open new branches and channels, they will need to improve their information technology infrastructure, including maintaining and upgrading their software and hardware systems and their back-office operations. We and our subsidiaries are currently in the process of sequentially replacing certain of our core banking systems on a bank by bank basis to converge in time to a common technology platform. If there are technological impediments, unforeseen complications, errors or breakdowns in implementing new systems, our business, financial condition or results of operations may be adversely affected.

We are subject to cyber security threats.

We and our subsidiaries rely on information systems to operate websites, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. We and our subsidiaries may experience operational problems with their information systems as a result of system failures, viruses, computer “hackers” or other causes. Cyber security risks for financial institutions have significantly increased because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. As we seek to further develop digital channels, the implementation of technological changes and upgrades to maintain existing systems and integrate new systems could increase our risk of cyber security attacks. Any material disruption or slowdown of our or our subsidiaries’ systems could cause information, including data related to customer requests, to be lost or to be delivered to our customers with delays or errors, which could reduce demand for their services and products and could materially and adversely affect our results of operations and financial condition.

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

Furthermore, our banking subsidiaries may face challenges as new competitors enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. Non-traditional providers of banking services, such as Internet based e-commerce providers, mobile telephone companies, internet search engines and crowd-funding websites may offer and/or increase their offerings of financial products and services directly to customers. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. Technological advances and heightened e-commerce activities have increased consumers’ accessibility to products and services which has in turn intensified competition among banks and nonbanks in offering loans. Existing competitors and market entrants may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected.

Our ability to maintain our competitive position depends mainly on our ability to anticipate and fulfill the needs of new and current customers through the development of innovative services and products, and our ability to offer adequate services and strengthen our customer base through cross-selling. Our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets which would in turn have an adverse effect on our competitive position and business.

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

We are highly dependent on our founder and chairman, Mr. Sarmiento Angulo (83 years old), our president, Mr. Sarmiento Gutiérrez (54 years old), and members of our senior management teams at both the group and subsidiary levels, all of whom possess considerable experience and expertise and have strong relationships with customers, participants of the Colombian business.

Our president has been responsible for our day-to-day management over the last 16 years and has worked in various capacities in companies controlled by Mr. Sarmiento Angulo for the past 26 years. Mr. Sarmiento Gutiérrez, who became president of Grupo Aval in 2000, and our chairman are responsible for the overall strategic direction of the group.

In addition, our senior managers at each subsidiary are responsible for implementing strategies and for the day-to-day operations of the companies they run. Although Grupo Aval does not require that its employees mandatorily retire at a certain age, the presidents of some of our banks (who have an average tenure of 30 years with these banks) and other members of the senior management are not obliged to remain employed with us.

The loss of the services of any of these members of our, or our subsidiaries’, senior management and in particular of our chairman, or our president, could have an adverse effect on our business. Accordingly, our success is dependent on appropriately managing the risks related to executing a succession plan for our chairman, our president and our senior management on a timely basis.

We are subject to reputational risk, and our reputation also is closely tied to that of our founder and chairman, Mr. Sarmiento Angulo, our president, Mr. Sarmiento Gutiérrez, and that of our subsidiaries.

Damage to our reputation may limit our ability to attract customers, employees and investors. Harm to our reputation can arise from employee misconduct, legal and regulatory non-compliance, ethical issues, allegations of money laundering, and failing to deliver minimum standards of service and quality, among others. In particular, our success has been attributable, in part, to the high esteem in which Mr. Sarmiento Angulo, Mr. Sarmiento Gutiérrez and our subsidiaries are held in Colombia. Reputation plays an integral role in our business operations, which are based on customer confidence and trust. If the public image or reputation of Mr. Sarmiento Angulo, Mr. Sarmiento Gutiérrez, Grupo Aval or any of our subsidiaries is damaged as a result of negative publicity or otherwise, business relationships with customers of the entire group may deteriorate, which would adversely affect our results of operations and financial condition. Any perceived or real difficulties experienced by any one of our subsidiaries would harm the reputation of Grupo Aval as a whole, which would also have an adverse effect on our results of operations and financial condition.

We are controlled by Mr. Sarmiento Angulo, whose interests could differ from the interests of preferred shareholders and ADS holders.

Mr. Sarmiento Angulo beneficially owns 96.7% of our common shares outstanding and 43.5% of our preferred shares outstanding, as of April 28, 2016, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.” The preferred shares do not have any voting rights and thus will not affect such control of our group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, as of April 28, 2016, he beneficially owns 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 0.3% of Corficolombiana.

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

In the future we may engage, as we have done in the past, in business and financial transactions with our controlling shareholder and other shareholders that may present potential conflicts of interest between our company and these shareholders. For example, we may incur indebtedness, or acquire shares in Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana that are not owned by us from entities that are beneficially owned by Mr. Sarmiento Angulo. While we believe that these transactions will be carried out on an arm’s-length basis, commercial and financial transactions between us and our controlling shareholder could create the potential for, or could result in, conflicts of interests between us and our other shareholders. To the extent that the price we pay for any assets acquired from our controlling shareholder exceeds the market value of such assets or is not as productive a use of our cash as other uses, our results of operations and financial condition could be adversely affected.

Certain risks relating to our Central American operations

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Colombia.

We conduct banking businesses outside our historical home market of Colombia primarily through BAC Credomatic. Our Central American operations may involve risks to which we have not previously been exposed. Some of these operations are in countries that may present different or greater risks than those in Colombia. For example, BAC Credomatic has a significant consumer finance business, including credit card operations, in the Central American countries in which it operates. At December 31, 2015, BAC Credomatic’s consumer loan portfolio totaled U.S.$5.3 billion (Ps 16.7 trillion) (including mortgages, vehicles and other personal loans), which represented 40.4% of BAC Credomatic’s total loan portfolio, and U.S.$2.3 billion (Ps 7.1 trillion) in credit card loans, which represented 17.2% of BAC Credomatic’s total loan portfolio. We may face delays in payments by customers and higher delinquency rates in these countries, which could necessitate higher impairments for loan losses and, consequently, have a negative effect on our financial performance.

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

The credit card business is an important business segment for BAC Credomatic, representing 17.2% of its total loan portfolio for both, December 31, 2015 and 2014. The adoption of new laws and regulations or the revision of the current regulatory regime for credit cards in any of the jurisdictions in which BAC Credomatic operates may have an adverse effect on BAC Credomatic’s results of operations and financial condition.

BAC Credomatic and our Central American operations are subject to significant compliance risks in connection with a multi-jurisdictional regulatory regime.

BAC Credomatic’s businesses are subject to regulation under Bahamian, Costa Rican, Guatemalan, Grand Cayman, Honduran, Mexican, Nicaraguan, Panamanian, Salvadoran and U.S. federal, state and other foreign laws, regulations and policies. BAC Credomatic thus is subject to a multi-jurisdictional regulatory regime. In addition, any changes to the regulatory regime of one of the Central American countries may lead to corresponding changes to the regulatory regime of other countries in the region. BAC Credomatic’s businesses are regularly reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages.

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

Pursuant to Colombian law, the Colombian Central Bank has the power to intervene in the exchange market in order to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate, acting through a variety of mechanisms, including discretionary ones. During recent years, the Colombian Central Bank has employed a floating exchange rate system with periodic interventions. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. For example, the peso depreciated 31.6% against the U.S. dollar in 2015, depreciated 24.2% in 2014, 9.0% in 2013, appreciated 9.0% in 2012 and depreciated 1.5% in 2011. Unforeseen events in international markets, fluctuations in interest rates, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the Colombian peso, thereby decreasing the U.S. dollar value of the dividends paid to holders of the ADSs.

Restrictions on purchasing our preferred shares may affect the market liquidity of our preferred shares and ADSs.

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real, or “UVRs” (approximately U.S.$4,783.6), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 228.3 (U.S.$0.07) and 66,000 UVRs = 15,065,714.4 at December 31, 2015). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

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

The market price of the ADSs and preferred shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including actual or anticipated fluctuations in our operating results, economic downturns, political events in Colombia, Central America or other jurisdictions where we operate, developments affecting the banking industry, exchange rates, changes in financial estimates by securities analysts or our failure to perform in line with such estimates, departures of key personnel, and sales of our preferred shares in the future, including by our banking subsidiaries who may have to sell our preferred shares obtained from investors who entered into loans with them to acquire our preferred shares in our offering of 1,600 million preferred shares on May 12, 2011, or the “Preferred Shares Local Offering.” Furthermore, common shares may be converted into preferred shares on a 1-1 basis provided that our preferred shares do not exceed 50% of our total subscribed share capital. Preferred shares are available for deposit into the ADS Program.

Our banking subsidiaries extended a total of Ps 654.3 billion (U.S.$363.8 million at the representative market rate on May 12, 2011) of credit disbursed through 14,533 loans to finance the acquisition of preferred shares in the Preferred Shares Local Offering of which 70 loans representing Ps 169.2 billion (U.S.$53.7 million) were outstanding at December 31, 2015. The final loan will mature in 2021. Depending on the characteristics of the borrower, our banking subsidiaries may have required collateral, which may have included a pledge of the preferred shares that were subject to the financing. Such a pledge would permit our banking subsidiaries through a court procedure to seek the sale of the preferred shares if the borrower defaults. Our banking subsidiaries had, on an aggregate basis, pledges over 111,078,082 preferred shares related to loans made to third parties at December 31, 2015. All the loans are full-recourse loans. Under the terms of the pledges, each borrower is limited from selling the pledged shares until the loan is repaid. Under Colombian law, our banking subsidiaries must seek to sell any repossessed shares as banks are not permitted to hold shares issued by their parent. If changes in general economic conditions or other factors cause these borrowers to default on their loans, our subsidiaries will have to sell our preferred shares into the market, or alternatively, upon repayment of the loans, these borrowers will not be restricted from selling such shares in the market. As a result, the market price of our preferred shares and ADSs may decline.

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

Our ability to pay dividends on the preferred shares represented by ADSs will be contingent upon the financial condition of our subsidiaries. Any of our banking subsidiaries may be restricted from paying dividends to us if such subsidiary does not meet its required technical capital ratios or does not have sufficient retained earnings. In addition, we conduct substantially all of our operations through subsidiaries and are dependent on dividends from our subsidiaries to meet our obligations.

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

Our preferred shares have traded on the Colombian Stock Exchange since February 2011 and our ADSs on the NYSE since September 23, 2014. Trading in our ADSs or preferred shares on these markets will take place in different currencies (U.S. dollars on the NYSE and pesos on the Colombian Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Colombia). The trading prices of our shares on these two markets may differ due to these and other factors. Any decrease in the price of our preferred shares on the Colombian Stock Exchange could cause a decrease in the trading price of our ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the shares available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying preferred shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

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

Colombia and other countries in which we operate have different corporate disclosure and accounting standards for our industry than those applicable in the United States. Financial reporting disclosure requirements in the jurisdictions in which we operate differ in certain significant respects from those required in the United States. There are also material differences among IFRS (as issued by the IASB) and Colombian IFRS. Accordingly, the information about us available in such jurisdictions may not be the same as the information available to holders of shares issued by a U.S. company. Furthermore, we recently began preparing our financial statements in accordance with IFRS as issued by the IASB and, as a result, some of our financial data may not be easily comparable from period to period.

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

We recently adopted IFRS and as a result some of our financial statements are not easily comparable from period to period and the presentation of our financial information may differ materially from information previously reported under Colombian GAAP, as well as with our statutory financial statements issued under Colombian IFRS.

In accordance with Colombian regulations, as of January 1, 2015, our consolidated financial statements began to be reported in accordance with Colombian IFRS. For the purposes of this annual report, we further adjusted such financial statements to comply with IFRS (as issued by the IASB).  Until December 31, 2014, for the purposes of this report, we prepared our financial statements in accordance with Colombian Banking GAAP, which differs in certain respects from Colombian IFRS and IFRS.  Accordingly, the presentation of our results of operation and financial condition in this report, are not comparable to prior presentations under Colombian Banking GAAP. The adoption of Colombian IFRS and IFRS for purposes of this report has had relevant effects and changes on the accounting criteria of and information included in our consolidated financial statements for the periods beginning on January 1, 2015.  These are our first financial statements prepared under IFRS (as issued by the IASB) included elsewhere in this document, and therefore the opening statement of financial position was prepared as of January 1, 2014, the date of our transition to IFRS, as required by IFRS 1—“First Time Adoption of International Financial Reporting Standards.”  Note 38 to our consolidated financial statements contains an analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Colombian Banking GAAP and IFRS as issued by the IASB as of January 1 and December 31, 2014 and for the year ended December 31, 2015.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

Our company

We are Colombia’s largest banking group based on total assets. As of December 31, 2015 we were one of the most profitable among our principal competitors in the Colombian market based on an ROAE and the most profitable in terms of ROAA, based on aggregate figures. We are also the largest banking group in Central America based on total assets as of December 31, 2015. We provide a comprehensive range of financial services and products ranging from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

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

On a consolidated basis in accordance with IFRS, our ROAA for the year ended December 31, 2015 and 2014 was 1.7% and 1.8%, respectively; our ROAE for the same periods was 14.5% and 15.2%, respectively; and our efficiency ratio for the same periods was 47.6% and 46.2%, respectively.

The following table show ROAA, ROAE, efficiency ratio and Colombian market share information of us, our Colombian banking subsidiaries and our principal competitors in accordance with Colombian IFRS on an unconsolidated basis.

	At and for the year ended December 31, 2015
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval Aggregate(1)	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
ROAA(2)	3.1	1.6	1.7	1.8	2.5	2.3	2.0	1.3
ROAE(3)	16.5	13.0	12.9	16.9	15.5	14.0	16.8	16.9
Efficiency ratio (4)	37.2	48.2	57.4	53.6	43.7	52.4	44.0	45.7
Market share in Colombia:
Net income	23.8	5.2	3.2	2.1	34.2	25.7	12.6	6.3
Deposits	14.6	6.5	4.1	2.9	28.2	20.8	12.3	11.5
Gross loans and leases	13.6	7.3	4.2	2.4	27.4	22.8	13.8	10.5
Assets	15.2	6.6	3.8	2.3	27.8	23.1	12.5	9.9
Branches	13.1	3.9	4.2	5.2	26.3	14.7	10.8	8.7
ATMs	11.8	2.3	7.8	3.8	25.7	27.1	11.7	8.8

Source: Calculations for ROAA, ROAE and efficiency ratio are based on each entity’s respective unconsolidated financial statements in accordance with Colombian IFRS that are publicly available on the Superintendency of Finance website. Colombian market share information is based on unconsolidated data filed with the Superintendency of Finance, except for figures relating to branches and ATMs from Grupo Aval entities, which are derived from Grupo Aval data. Colombian market share data for Grupo Aval is based on aggregate figures. For market share information on each of our banking subsidiaries see “—B. Business overview—Our operations.”

(1)	Ratios and market share data reflect aggregated unconsolidated data of Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas.
(2)	ROAA is calculated as net income divided by average end of month assets.
(3)	ROAE is calculated as net income divided by average end of month equity.
(4)	Efficiency ratio is calculated as personnel expenses plus administration expenses divided by total income. Total income is the sum of net interest income, net fees and other services income and other income (excluding dividends and other).

Central American operations

Through our BAC Credomatic operations, we are the largest banking group in Central America based on consolidated assets. We have a leading Central American presence with operations that are complementary to our Colombian businesses and a leading position in the consumer and credit card banking businesses in the region.

We have operations in six Central American countries (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá) and Mexico. We are one of the leading credit card issuers and merchant-acquiring franchises in Central America and have the only network that processes all major credit card brands in the region. At December 31, 2015, BAC Credomatic’s credit card portfolio totaled U.S.$2.3 billion (Ps 7.1 trillion), which represents a 13.4% increase from U.S.$2.0 billion at December 31, 2014 (Ps 6.3 trillion) . At December 31, 2015, 76.0% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panamá. The remaining 24.0% was distributed among Honduras, Nicaragua and Mexico.

Through a network of 352 branches and 1,815 ATMs at December 31, 2015, BAC Credomatic has more than 3.4 million customers and serves a region with a total population of approximately 46.2 million at December 31, 2015. Our Central American operations represented 29.6% of our assets at December 31, 2015. For the years ended December 31, 2015 and December 31, 2014, the efficiency ratio for BAC Credomatic was 54.4% and 53.6%, respectively.

We believe we can further improve our performance in Central America and continue to improve BAC Credomatic’s efficiency ratio. In accordance with IFRS, the efficiency ratio of our Colombian operations was 44.4% for the year ended December 31, 2015. We also believe we can leverage Grupo Aval’s expertise to increase BAC Credomatic’s share in corporate lending within Central America.

The following table shows the market shares of our Central American operations and that of our principal competitors in Central America, excluding Panamá.

	At December 31, 2015
	BAC Credomatic(1)	Banco Industrial	Bancolombia Central America	G&T Continental	Scotiabank Central America
	(in percentages)
Central American market share:
Loans and leases, net	12.9	9.9	7.3	6.1	5.5
Assets	11.5	11.0	6.5	6.9	4.7
Deposits	11.5	10.7	6.6	7.3	4.5
Liabilities	11.3	11.3	6.4	7.1	4.7
Total equity	12.8	8.2	7.3	5.3	5.4
Net income	15.7	13.5	8.1	7.9	2.1

Source: Calculated based on data aggregated from the local superintendencies of Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua. Market share data is determined based on the sum of each bank’s operations in the above-mentioned countries. This comparison excludes Panamá due to the difficulty of differentiating international from local businesses of Panamanian banks. Our market share in deposits and loans and leases in Panamá was 4.8% and 5.2%, respectively, at December 31, 2015.

(1)	Reflects LB Panamá operations including BAC Credomatic.

Our business strengths

We believe that we have achieved our leading positions in the Colombian and Central American financial services industry through the following competitive strengths.

Strong track record of growth and resilient profitability

We believe that our leading position in the Colombian market, cross-bank synergies, economies of scale, low-cost funding and operating efficiencies have helped us achieve stable profits. In accordance with Colombian IFRS, our ROAE of 15.5% and ROAA of 2.5%, based on aggregate figures, for the year ended December 31, 2015, have been among the highest in the Colombian banking industry. The resilience of our returns, both on our unconsolidated and consolidated financial statements results from the diversified loan portfolio provided by our multi-brand banking subsidiaries, a lower and more stable cost of funding structure and solid net provisions. Our consolidated assets have grown at a CAGR of 17.9% from January 1, 2014 to December 31, 2015. During the same period, our total liabilities have grown at a CAGR of 18.1% and our equity has grown at a CAGR of 16.6%. We have historically accomplished our growth through organic expansion and strategic acquisitions.

Largest banking and financial services operator in most financial sectors in Colombia

We are the largest participant in most sectors of the Colombian banking market, with market-leading shares of 31.7% of commercial loans and 28.2% of consumer loans, at December 31, 2015. As of the same date we also have the largest market share of deposits, 28.2%. Our Red Grupo Aval, which is the largest ATM and banking network in the country and has been a key element of our competitive positioning in the Colombian market. At December 31, 2015, our ATMs and branches represented 25.7% and 26.3% of total ATMs and branches in Colombia, respectively.

Leading banking operations in Central America

BAC Credomatic is the leading financial group in Central America with a record of strong financial performance. Its ROAE was 18.1% for the year ended December 31, 2014 and 15.5% for the year ended December 31, 2015. BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club, and has the only network in the region that processes all major credit card brands. BAC Credomatic’s market share in terms of net loans varies in the different countries as follows, as of December 31, 2015: 13.2% in Costa Rica, 11.9% in El Salvador, 10.0% in Guatemala, 14.3% in Honduras, 26.2% in Nicaragua and 5.2% in Panamá. As a regional player, excluding Panamanian operations, we hold the largest share with 12.9% of the total Central American market.

Diversified and competitive sources of funding

We have access to diverse sources of funding, including deposits and debt securities placed in Colombian and international capital and credit markets, which results in a competitive cost of funding for our operations. At December 31, 2015, our market share of total customer deposits in Colombia was 28.2%, supported by a 35.1% market share in checking accounts and a 27.2% market share in savings accounts. Our consolidated deposits represented 74.2% of our total funding at December 31, 2015 compared to 76.5% at January 1, 2014, which provides us with a stable and cost-effective funding base. We believe that our funding base supports our initiatives to expand our businesses.

Sound risk management

We believe we have asset quality that is superior to that of our principal competitors. In accordance with Colombian IFRS, Grupo Aval’s aggregate ratio of loans past due more than 30 days over total loans was 2.5% at December 31, 2015, the lowest among our principal competitors on an unconsolidated basis, Bancolombia’s ratio was 3.1%, Davivienda’s was 3.3% and BBVA Colombia’s was 2.8%. We have maintained our relative consolidated asset quality, as demonstrated by our ratio of non-performing loans to total loans of 1.7% at December 31, 2015 and our ratio of charge-offs to average outstanding loans of 1.3% at December 31, 2015, in accordance with IFRS. In addition, we believe that our reputation as a banking group that pursues conservative policies has allowed us to consistently retain and attract new customers. Each of our banking subsidiaries has a comprehensive risk management system, which we view as fundamental to their long-term stability and viability, which enables them to identify risks and resolve potential problems on a timely basis. In addition, we have established upward loan reporting processes, and our risk management staff meets on a weekly basis to discuss the loan portfolio, risks, opportunities and developments in the industry.

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

Focus on group-wide best practices

We apply group-wide best practices and corporate policies and procedures to all of our operating subsidiaries. These practices are designed to encourage a consistent approach with respect to effective risk management, efficient use of capital, cost control, brand management, general procurement and integration of information technology. We believe that these practices have helped us achieve economies of scale and synergies to reduce operating and administrative costs. For the year ended December 31, 2015, we had a consolidated efficiency ratio of 47.6%, and our banking subsidiaries had efficiency ratios ranging from 45.2% (Banco de Bogotá) to 59.2% (Banco Popular).

Experienced management teams

Our qualified and experienced management teams, both at the group and operating subsidiary levels, have played a key role in guiding our growth. Our chairman, Mr. Sarmiento Angulo, has over 60 years of business experience, including over 45 years in the banking and related financial services industry. Our president, Mr. Luis Carlos Sarmiento Gutiérrez, has over 20 years of experience in the banking and related financial services industry and over 30 years of business experience as an executive in Colombia and the United States. Our and each of our operating subsidiaries’ management teams are dedicated to formulating and executing business strategies through a culture of excellence, innovation and cooperation, which has served as our guiding vision throughout the various acquisitions and initiatives undertaken by Grupo Aval.

Our strategy

Our overall objectives are to build upon our competitive strengths to pursue opportunities for growth and to enhance our long-term financial performance. To achieve these objectives, we intend to pursue a strategy with the following key elements:

Further penetrate the Colombian market

Despite the recent slowdown in the growth of the economy driven by the drastic decline in oil prices, we believe that after the necessary fiscal adjustments, Colombia is a country with strong fundamentals and because of them, it has the ability to return to a path of higher growth rates. In such a scenario we can benefit from an increase in GDP per capita and thus in banking penetration. As part of Colombia´s leading group, and drawing upon Grupo Aval’s multi-brand business model, we believe that we are very well positioned to adjust to the current conditions and take advantage of a stronger future economy.

Continue capitalizing on synergies and improving efficiencies

We are pursuing opportunities to create synergies among Grupo Aval affiliates and at BAC Credomatic and leverage their combined strength. We intend to work with Grupo Aval on groupwide projects, mainly on information technology, and to achieve economies of scale by participating in the procurement of goods and services for our subsidiaries and within Grupo Aval. We believe that these efforts have contributed and will continue to contribute to improvements in our efficiency ratios.

Expand our services and products offerings and diversify our sources of income

We believe we offer the most comprehensive range of banking services and products in Colombia, and we continually seek to expand these offerings to meet evolving customer needs and enhance our profitability. We believe we can continue to capture additional revenue by improving our market share in segments and products where we have not historically focused in the past (credit cards and mortgage loans, for example). In addition, we are also expanding our cross-selling efforts to our over 10.3 million banking clients and our over 11.1 million pension fund clients in Colombia as of December 31, 2015.

Furthermore, we continue to implement initiatives to increase our non-interest income, which consists primarily of net fee income and income from our non-financial operations. For the year ended December 31, 2015, net fee income accounted for 26.1% of our consolidated total income before net impairment losses. We believe we can expand the contribution of non-interest income to our profitability in future periods by, for example, expanding our offering of bancassurance products (i.e., bank-offered third-party insurance products) through our distribution networks and credit card fee income by increasing credit card loan volume across all of our banks. With regards to the income from our non-financial operations, we believe that our equity investments in strategic sectors such as energy and infrastructure will continue to contribute sustainable income to our bottom line.

We also continue studying initiatives to develop cost-effective channels, such as mobile banking and risk management tools to extend our banking services to under-penetrated segments of the Colombian population that have a low use or that do not currently use banking services.

Further penetrate the Central American market

We plan to continue executing our multi-brand business model and maintain the BAC Credomatic brand. We intend to capitalize on the expansion of the Central American market in the current economic scenario. In order to improve operational efficiency and increase market share in key sectors, we intend to continue to share our group-wide commercial and operational standards and best practices with BAC Credomatic, while capitalizing on its regional expertise, brand recognition, customer base, and financial services and products, such as credit card issuance and merchant-acquiring businesses.

Pursue other selected acquisitions and increase our controlling interests in our subsidiaries

We have a proven track record of identifying, acquiring and integrating interests in companies we believe have strategic value to us. We are interested in expanding our businesses in Colombia and Central America and into other regions. We will continue to seek opportunities to further expand into new geographies and will evaluate potential acquisition targets that would enable us to grow and consolidate our franchise through the services and products we offer and the markets we can access. We actively consider additional strategic investments, alliances and acquisitions, principally in Colombia, Central America and other selected Latin American countries, which may materialize, if we believe they will generate value, complement our strategic goals, be accretive and will not hinder our technical capital position. We may also continue acquiring additional shares to increase our controlling interests in our banking subsidiaries as we have done in 2014 and 2015. During 2013 we expanded our operations in Central America with the acquisitions of BBVA Panamá (now merged into BAC International Bank, Inc.) and Grupo Reformador (now merged into Banco de América Central S.A. (Guatemala)) and in the Colombian Pension Fund business with the acquisition of AFP Horizonte (merged into Porvenir).

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

Strategic focus

From time to time, our banks explore merger and acquisition opportunities and, as part of its equity portfolio management activities, Corficolombiana makes investments in strategic sectors. Through areas such as our vice presidency of finance and our vice presidency of strategy, we provide support to our banking subsidiary management teams in identifying opportunities, negotiating favorable outcomes and implementing acquisitions. We independently assess a prospective target’s strategic fit with the acquiring banking subsidiary and within our group as a whole. In addition, we explore new business initiatives and often recommend new product lines and services to our banks, such as bancassurance, and provide assistance to our banks in evaluating, negotiating and implementing acquisitions such as Banco de Bogotá’s acquisition of Megabanco and Banco de Occidente’s acquisition of Banco Unión and the acquisition of AFP Horizonte led by Porvenir. Our acquisitions of BAC Credomatic, BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador (merged into Banco de América Central S.A. (Guatemala)) reflect our approach to identifying and pursuing growth opportunities outside of our existing portfolio.

Credit risk management

Although each banking subsidiary is responsible for its credit decisions and risk management, we oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in the industry, risks and opportunities. For potential loan transactions that would result in an aggregated exposure to a single issuer between Ps 20 billion and Ps 30 billion on a consolidated basis at the group level depending on the risk rating, our risk management staff will evaluate the transaction and will often make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). We also coordinate loan syndication among our banks to effectively leverage the combined equity of our banks and manage any risk issues. For a discussion of our risk management guidelines, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk management.”

Marketing

Our centralized marketing strategy pursues two main objectives: to increase the competitiveness of our banks and to strengthen our corporate image. To achieve these objectives, we negotiate with third parties for the provision of certain marketing services and to design and implement advertising campaigns for certain services and products. We have set up marketing guidelines and pursue communications that increase the exposure of our brands and those of our subsidiaries. Our service efforts are aimed at achieving customer and shareholder satisfaction.

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

Our markets

Colombia

The majority of our operations are located in Colombia, representing 71.9% and 70.5% of our net income attributable to controlling interest and gross loan portfolio, respectively, and in the six countries in Central America, representing 28.1% and 29.5% of our net income and gross loan portfolio, respectively, in each case as of and for the year ended December 31, 2015.

We believe that, despite recent declines in growth resulting from the recent decrease in international oil prices, Colombia’s financial system presents significant growth potential given its favorable economic conditions and low penetration rate for banking and financial services compared to other countries in the Latin American region such as Brazil and Chile. According to data from the IMF, at December 31, 2014, Colombia’s population and economy were the third and fourth largest in Latin America, respectively. According to DANE, in 2015 Colombia’s population was approximately 48.2 million people and its nominal GDP was Ps 800.8 trillion (U.S.$292.1 billion, translated with the average exchange rate of 2015). Colombia’s nominal GDP per capita increased from Ps 7.93 million in 2005 (U.S.$3,417.5 using the average exchange rate for that year) to Ps 16.6 million in 2015 (U.S.$6,060 using the average exchange rate for that year). This increase in nominal GDP per capita has allowed banks to grow at a faster pace than the economy, suggesting that there is further room to increase the penetration of banking services.

During the ten-year period ended December 31, 2014, Colombia’s average GDP growth rate outperformed the average GDP growth rate for Latin America by 1.2 percentage points, while reducing the country’s dependence on foreign financing as reflected in the country’s external debt to GDP ratio of 24.2% and 26.8% at December 31, 2013 and 2014, respectively. However, this ratio increased to 37.1% at September 30, 2015, mainly due to the large currency depreciation that took place in the previous 12 months. Unlike other emerging Latin American economies, Colombia has regularly met all principal and interest payments on external debt and has avoided hyperinflation, maintaining a single-digit inflation rate for the 16 years ended December 31, 2015. According to the Central Bank of Colombia, or the “Colombian Central Bank,” Colombia’s annual inflation rate for 2013 was 1.9%, the lowest rate since 1954 and down from 2.4% for 2012. Annual inflation was 3.7% for 2014 and 6.8% for 2015, mainly due to two non-recurring factors: severe droughts caused by the El Niño weather phenomenon (“El Niño”) in 2015, and (ii) the impact of the depreciation of the peso on the price of consumer goods. As El Niño dissipates and the peso stabilizes, it is expected that in the next 12-18 months inflation will settle at levels closer to rates that prevailed in 2014.

During the ten-year period ended December 31, 2014, according to the Superintendency of Finance, Colombia’s financial system grew at a compounded annual growth rate, or “CAGR”, of 13.3% in terms of loan balances outstanding and 10.6% in terms of deposits, on an inflation-adjusted basis, compared to 4.7% for the country’s GDP during the same ten-year period ended December 31, 2014. At December 31, 2015, according to the Superintendency of Finance, Colombia’s financial system grew at an annual rate of 8% in terms of loan balances outstanding, on an inflation-adjusted basis, compared to 3.1% for the country’s GDP during the same period (note that as of 2015, this figure includes Colombian IFRS reporting and prior periods were under Colombian GAAP). Despite this recent growth, Colombia’s bank-loans-to-GDP ratio increased slightly, with an approximately 43.9% ratio at December 31, 2015, according to the Superintendency of Finance (note that as of 2015, this figure incorporates Colombian IFRS reporting). Using the ratio of domestic credit to the private sector to GDP, provided by the World Bank, Colombia stands at 52.7% compared to 109.4% for Chile, 69.1% for Brazil and 31.1% for Mexico at December 31, 2014, the most recent date for which such data is available (note that Peru has been excluded from this comparison due to lack of availability in the World Bank Development Indicators’ database).

Central America

We view Central America as a strategic region that meets our expansion criteria. At December 31, 2015, Central America had a total population of approximately 46.2 million, making it the fourth largest market in Latin America by population. At the same date, Central America was estimated to post a combined GDP of U.S. $227.2 billion, according to the IMF, which would make it the sixth largest economy in Latin America. According to the IMF, Central America’s GDP was expected to grow 4.1% in 2015, above the expected growth rate for Colombia of 3.1%, and is expected to grow at an annual average rate of 4.4% between 2016 and 2018, compared to Colombia’s expected average growth rate of 3.1% during the same period. In terms of banking penetration, Central America had a ratio of domestic private sector credit to GDP of 48.0% as of December 31, 2013 and of 54.1% as of December 31,

2014, mainly driven by Panamá’s 88.3% ratio. This indicator for the other countries in the Central American region ranged from 32.9% to 55.3% as of December 31, 2014, which we believe positions the financial sector to outperform GDP growth. We also see the additional penetration of credit cards in the population as an important growth opportunity in Central America.

The recent economic turmoil driven by the decline in oil prices that has slowed down the Colombian economy, has strengthened the economic outlook for Central America. This is because Central American countries are net oil importers and their economies are closely tied to the United States economy via for example remittances.

Our history

Grupo Aval was created by our chairman, Mr. Sarmiento Angulo, to consolidate his interests in the Colombian financial sector. The milestones in the history of Grupo Aval are the following:

•	Mr. Sarmiento Angulo established a real estate development firm in Bogotá in 1956, and in 1959 founded Organización Luis Carlos Sarmiento Angulo, which developed low- and middle-income housing neighborhoods in Bogotá in the 1960s and 1970s;

•	In 1971, Mr. Sarmiento Angulo acquired a majority stake in Banco de Occidente, and in 1972 founded Corporación de Ahorro y Vivienda Las Villas to focus on low- and middle-income mortgage financing;

•	In 1981, Mr. Sarmiento Angulo purchased a minority stake in Banco de Bogotá, and in 1988 he acquired a majority stake and control, consolidating a major participation in the banking system. Banco de Bogotá acquired a substantial majority of, and absorbed, Banco del Comercio in 1992;

•	In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, and following the creation in 1993 of the private pension fund system in Colombia, expanded the business to include pension fund management in 1994;

•	In 1996, Banco Popular was acquired from the Colombian government through a privatization process;

•	In 1997, Mr. Sarmiento Angulo acquired Corporación de Ahorro y Vivienda Ahorramas which was later merged with Corporación de Ahorro y Vivienda Las Villas in 2000 and became Banco AV Villas in 2002;

•	In 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions to Grupo Aval. The Red de Grupo Aval (Grupo Aval network) was also established in 1998 to provide an integrated service network of branches and ATMs;

•	In 1999, we conducted our initial public equity offering in Colombia and listed our common shares on the Colombian Stock Exchange under the ticker symbol “GRUPOAVAL” raising Ps 62.5 billion (U.S.$35.3 million) in gross proceeds. Grupo Aval’s initial public offering was the first large-scale equity offering of a Colombian company to the general public, which allowed several thousand investors to become our shareholders;

•	Corficolombiana, which was founded in 1959 as an affiliate of Banco de Bogotá, acquired and merged with several merchant banks between 1997 and 1999, including Corfitolima, Corfiprogreso, Corfes, Corfiboyacá, Corfisantander, Corfiandes and Indufinanciera. In 2005, Corfivalle, also a merchant bank merged with Corficolombiana;

•	In 2007, we conducted our second public offering of common shares pursuant to a preemptive rights offering in Colombia, raising Ps 372.0 billion (U.S.$210.4 million) in gross proceeds;

•	On December 9, 2010, we acquired BAC Credomatic from GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation;

•	In 2011, we registered our preferred shares with the SEC;

•	In 2011, we concluded our first offering of our preferred shares pursuant to a preemptive rights offering in Colombia, raising Ps 2.1 trillion (U.S.$1.1 billion) in gross proceeds;

•	In February 2012, we completed our first international bond offering, issuing Ps 1,083.6 billion (U.S.$600 million) at the date of the issuance of our 5.25% Senior Notes due 2017;

•	In September 2012, we completed our second international bond offering, issuing Ps 1,795.7 billion (U.S.$1.0 billion) at the date of the issuance of our 4.75% Senior Notes due 2022;

•	On April 18, 2013, we acquired Horizonte and on December 31, 2013, we completed the merger of Horizonte into Porvenir;

•	On December 19, 2013 and December 23, 2013, we expanded our Central America operations with the acquisitions of BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador (merged into Banco de América Central S.A. (Guatemala)), respectively;

•	On January 17, 2014, we completed our third public offering of common shares pursuant to a preemptive rights offering, or the “Common Share Rights Offering,” raising Ps 2.4 trillion (U.S.$1.3 billion); and

•	In September 2014, we completed a SEC-registered initial public offering in the United States. We raised U.S.$1.3 billion in gross proceeds. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “AVAL” on September 23, 2014.

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

Source: Company data at December 31, 2015.

(1)	Porvenir, Corficolombiana and BAC Credomatic are subsidiaries of Banco de Bogotá, whose financial data is consolidated into Banco de Bogotá’s results. Ownership percentages shown include direct and indirect participation.

(2)	In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, he beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 0.8% of Banco Popular, 15.5% of Banco AV Villas and 0.3% of Corficolombiana, at April 28, 2016.

We believe that each of our banks, as well as Porvenir, Corficolombiana and BAC Credomatic have a strong reputation in the market within their individual sectors. Each of our banks and Corficolombiana are publicly-traded on the Colombian Stock Exchange, and the remaining shares in these companies that are not beneficially owned by Mr. Sarmiento Angulo are held by non controlling shareholders.

Colombian Banking Operations

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution, and was the most efficient bank in the Colombian banking system with an efficiency ratio of 37.2% on an unconsolidated basis as of December 31, 2015, in accordance with Colombian IFRS. As of the same date Banco de Bogotá had a market share of 14.6% of deposits and 13.6% of gross loans. At and for the year ended December 31, 2015, Banco de Bogotá had total assets of Ps 152,269.3 billion and net income attributable to controlling interest of Ps 1,894.0 billion on a consolidated basis in accordance with IFRS. Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 711 branches and 1,747 ATMs in Colombia at December 31, 2015. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 18.0% of commercial loans at December 31, 2015. Following its 2006 acquisition of Megabanco, Banco de Bogotá expanded its consumer banking business and now has a market share of 9.4% of consumer loans in Colombia as of December 31, 2015. In 2012, Banco de Bogotá entered the mortgage business and had a market share of 4.5% at December 31, 2015. Banco de Bogotá’s ROAE of 16.5% for the year ended December 31, 2015 on an unconsolidated basis, in accordance with Colombian IFRS, made it one of the most profitable banks in Colombia.

Banco de Occidente is the fifth largest bank in Colombia in loans, with a market share of 7.3% at December 31, 2015. It focuses on enterprise customers, state-owned entities and retail customers and has a diversified revenue stream. For the year ended December 31, 2015, on a consolidated basis its loan portfolio was distributed as follows: approximately 29.8% in consumer and auto lending; approximately 53.0% in corporate and public sector lending; and approximately 17.2% in SMEs. Banco de Occidente had market shares of 9.1% of commercial loans and 6.5% of consumer loans at December 31, 2015.

Banco Popular is the eighth largest bank in Colombia in loans with a market share of 4.2% at December 31, 2015. Banco Popular operates primarily in the consumer and public sector businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to pensioners and public sector employees. Banco Popular achieved better returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which has resulted in consumer loans with a substantially lower-risk profile for consumer loans (consumer past-due loans of 2.4% compared to a banking system average of 4.4% at December 31, 2015).

Banco AV Villas has evolved from being a traditional mortgage lender to a diversified full-service consumer bank targeting middle- and low-income customers. It is our most active bank in usage of non-traditional distribution channels (mobile banking, banking correspondents and virtual branches). Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas had a market share of 2.9% of deposits, 2.4% of loans, 4.2% of consumer loans and 3.6% of mortgages at December 31, 2015.

Pension and Severance Fund Management Administration

Porvenir is the leading private pension and severance fund management business in Colombia, based on assets under management, with a 42.9% market share of assets under management as of December 31, 2015. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Based on unconsolidated data, at December 31, 2015, Porvenir was the most profitable and efficient pension and severance fund manager in Colombia, with an ROAE of 22.3% and an efficiency ratio of 43.6%.

Merchant Banking

Corficolombiana is the largest merchant bank in Colombia based on total assets as of December 31, 2015. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including, in particular, infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as leasing, fiduciary and private banking. Corficolombiana’s ROAE was 18.9% and 16.5% for the years ended December 31, 2014 and 2015, respectively, based on its consolidated financial statements.

Central American Operations

BAC Credomatic is the leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panamá and Mexico. BAC Credomatic is a full-service financial institution with one of the leading credit card issuance and merchant-acquiring franchises in Central America. It has achieved processing volumes of U.S.$15,543 million (Ps 48,952 billion) for the year ended December 31, 2015 and U.S.$13,867 million (Ps 43,675 billion) for the year ended December 31, 2014, in the merchant acquiring business, which compares favorably to processing volumes of other leading Latin American issuers. BAC Credomatic’s ROAE was 18.1% in 2014 and 15.5% for the year ended December 31, 2015.

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

In addition to our market-leading banking business, we are also, through Porvenir, the market leader in privately managed mandatory pensions and severance funds. Porvenir also has the largest share of individual customers in the private severance fund and mandatory pension fund markets in Colombia.

Corficolombiana is the largest finance corporation in Colombia, with the largest equity portfolio primarily invested in strategic sectors of the Colombian economy: energy and gas, infrastructure, agribusiness, treasuries, hotels and financial services. Corficolombiana complements its core investment management business with treasury and investment banking operations.

Market share and other data from unconsolidated financial information

The following market share and other data comparing us and our banking subsidiaries to our competitors is based on information derived from unconsolidated financial information reported to the Superintendency of Finance by commercial banks based on Colombian IFRS.

Deposits

At December 31, 2015, we had the largest market share of total deposits in Colombia, with a market share of 28.2%. As of the same date our principal competitors—Bancolombia, Davivienda and BBVA Colombia—had market shares of 20.8%, 12.3%, and 11.5%, respectively.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2015.

	At December 31, 2015
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Checking accounts	35.1	25.3	9.9	9.7	20.0
Savings accounts	27.2	22.8	12.4	12.4	25.2
Time deposits	26.2	15.2	13.5	11.2	33.9
Total deposits	28.2	20.8	12.3	11.5	27.1

Source: Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

At December 31, 2015, deposits represented a larger share of our total funding than that of most of our principal competitor banks, and we had a higher concentration of checking accounts, which are generally source of funds with lower cost. The table below presents the total funding mix of the market at December 31, 2015.

	At December 31, 2015
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Funding:
Deposits	77.9	69.9	71.6	81.2	72.9
Other funding (2)	22.1	30.1	28.4	18.8	27.1
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	20.6	20.1	13.4	14.0	12.2
Savings accounts	49.4	56.2	51.2	54.8	47.5
Time deposits	30.0	23.7	35.4	31.2	40.3
Total deposits	100.0	100.0	100.0	100.0	100.0
Average funding rate: (3)
Average deposit rate	3.23	2.48	3.09	3.76	3.70
Average other funding rate	4.17	4.70	5.23	4.11	3.60
Average total funding rate	3.42	3.19	3.68	3.81	3.68

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

(2)	Other funding includes interbank borrowings and overnight funds, borrowings from banks, other long term debt and borrowings from development entities and other deposits.

(3)	Average balances calculated using end of month unconsolidated information for the year ended December 31, 2015.

Loans

At December 31, 2015, we had the largest market share of total loans in Colombia, with a 27.4% market share. As of the same date, our principal competitor banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 22.8%, 13.8% and 10.5%, respectively.

The following table presents a breakdown of the market share of our loan portfolio by category at December 31, 2015.

	At December 31, 2015
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial and leases	31.7	28.4	12.1	8.0	19.7
Consumer and leases	28.2	13.4	13.6	12.7	32.1
Mortgages and leases	10.8	20.7	25.1	20.1	23.2
Microcredit and leases	3.6	5.6	1.0	0.0	89.7
Total	27.4	22.8	13.8	10.5	25.5

Source:	Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

The following table shows the mix of our loan portfolio and that of our competitors at December 31, 2015.

	At December 31, 2015
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial and leases	67.3	72.4	51.1	44.2	44.9
Consumer and leases	27.5	15.7	26.4	32.3	33.6
Mortgages and leases	4.8	11.1	22.3	23.5	11.1
Microcredit and leases	0.4	0.7	0.2	0.0	10.3
Total	100.0	100.0	100.0	100.0	100.0

Source:	Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Loan Portfolio Quality

We believe that the credit quality of our loan portfolio compares favorably with that of our principal competitors. The following table presents credit quality metrics for our loan portfolio at the dates indicated

	Loans past due more than 30 days / gross loan portfolio	Loans rated C, D or E / gross loan portfolio(3)	Gross provision expense / average gross loan portfolio(2)	Allowance / loans past due more than 30 days
Colombian IFRS	For the year ended December 31, 2015
	(in percentages)
Banco de Bogotá	2.3	4.0	3.2	139.2
Banco de Occidente	2.8	4.0	4.4	130.1
Banco Popular	2.0	2.7	2.6	177.1
Banco AV Villas	3.7	2.9	4.4	114.0
Grupo Aval aggregate(1)	2.5	3.7	3.5	137.9
Bancolombia	3.1	4.0	3.9	159.1
Davivienda	3.3	3.1	4.3	126.0
BBVA Colombia	2.8	2.5	3.2	120.1
Rest of the Colombian market	4.2	5.2	4.9	131.6

Source:	Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

(2)	When calculated as net provision expense / average gross loan portfolio, the ratio for the year ended December 31, 2015 would be 1.6% for Banco de Bogotá, 2.3% for Banco de Occidente, 1.0% for Banco Popular, 2.0% for Banco AV Villas,

1.7% for Grupo Aval aggregate, 2.0% for Bancolombia, 2.4% for Davivienda, 1.5% for BBVA and 2.5% for the rest of the Colombian market.

(3)	For further information about loan classification categories, see “Item 11. Quantitative and Qualitative disclosure about risk—Credit Classification and Provisioning.”

Branches and ATM Network

Through our banking subsidiaries, we have the largest combined banking network in Colombia, with 1,433 branches and 3,808 ATMs at December 31, 2015. The following table presents the distribution of branches and ATMs across the market at December 31, 2015.

	At December 31, 2015
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate(1)	1,433	26.3%	3,808	25.7%
Bancolombia	800	14.7%	4,014	27.1%
Davivienda	590	10.8%	1,727	11.7%
BBVA Colombia	475	8.7%	1,302	8.8%
Rest of the Colombian market	2,149	39.5%	3,957	26.7%

Source:	Company calculations based on unconsolidated information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Pension and severance fund management – Porvenir

Porvenir is the leading private pension fund manager in Colombia in terms of assets under management and has the largest share of earnings in the pension and severance fund management market in Colombia. Porvenir’s principal private competitors are other pension fund managers, including Protección, Colfondos and Old Mutual.

Porvenir also has the largest share of individual customers of privately managed mandatory pension funds and has a higher ROAE than the average of the Private Pension Fund Managers in Colombia in 2014 and 2015.

The following table presents the market shares of the main market participants with respect to assets under management and individual customers of mandatory pension funds at December 31, 2015, and net income for the year ended December 31, 2015.

	At and for the year ended December 31, 2015
	Porvenir	Protección	Colfondos	Old Mutual
	(in percentages)
Individual customers to pension funds:
Mandatory	55.2	30.6	13.4	0.8
Severance	56.2	32.6	10.5	0.6
Voluntary	29.4	48.7	7.9	14.0
Total	54.8	31.7	12.4	1.1
Assets under management:
Mandatory	44.2	36.4	13.7	5.7
Severance	49.3	37.8	10.6	2.3
Voluntary	23.0	39.3	5.8	31.9
Total	42.9	36.7	13.0	7.4
Net income:	47.7	37.7	6.6	8.0

Source:	Information published by the Superintendency of Finance. Information does not include data from third-party pension liability funds, which do not comprise a material portion of the market.

Merchant banking—Corficolombiana

Corficolombiana was the largest merchant bank in Colombia in terms of assets and equity at December 31, 2015. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. On an international level, Corficolombiana faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities and equity at the dates indicated at December 31, 2015.

Colombian IFRS	Assets	Liabilities	Equity
	(in percentages)
Corficolombiana	82.4	88.3	73.0
Banca de Inversión Bancolombia S.A.	4.6	0.3	11.6
J.P. Morgan Corporación Financiera S.A.	6.9	6.7	7.3
BNP Paribas Colombia Corporación Financiera S.A.	2.1	2.1	2.2
Itaú BBA Colombia S.A.	3.9	2.7	5.9

Source:	Information published by the Superintendency of Finance.

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

Through the subsidiaries of our banks, we also offer fiduciary, bonded warehousing and brokerage transactions, real estate escrow services, merchandise and document storage and deposit, customs agency, cargo management, surety bond and merchandise distribution services, bancassurance, payment and collection services, and provide deposit and lending operations in foreign currencies. Through Corficolombiana, we operate as a merchant and investment bank, and, through Porvenir, we participate in pension and severance fund management.

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

At December 31, 2015, our banks had an aggregate of 282,200 enterprise customers, which may include customer overlap among our banks, an increase of 4.7% over 269,500 enterprise customers at December 31, 2014.

The following table presents the number of enterprise customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(1)
	(in thousands)
Total enterprise customers, as of:
December 31, 2015 (2)	173.9	74.3	6.2	27.7	282.2
December 31, 2014	163.4	71.2	7.9	27.0	269.5

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	BAC Credomatic had approximately 101,000 enterprise customers as of December 31, 2015.

Individual customers

Our banks provide services and products to individuals throughout Colombia. Our banks classify their individual banking customers into separate categories based principally on income.

At December 31, 2015, our banks had a total of approximately 10,004,800 individual customers, an increase of 5.6% over approximately 9,471,200 individual customers at December 31, 2014. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(1)
	(in thousands)
Total individual customers, as of:
December 31, 2015 (2)	5,139.7	621.6	2,894.7	1,348.7	10,004.8
December 31, 2014	4,783.6	571.7	2,806.2	1,309.7	9,471.2

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	BAC Credomatic had approximately 3,290,000 individual customers as of December 31, 2015.

Lending activities

In accordance with Superintendency of Finance guidelines, we classify our banks’ loans into the following categories: commercial, consumer, microcredit and mortgages.

The following table presents our gross loan portfolio at December 31, 2015 in accordance with IFRS.

	At December 31, 2015
	Grupo Aval entities
	Banco de Bogotá(3)	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated(2)(3)
	(in Ps billions)
Commercial	60,609.3	19,324.9	6,826.1	3,246.7	89,498.1
Commercial loans	57,009.3	19,229.8	6,826.1	2,825.3	85,413.2
Interbank and overnight funds interbank	3,600.0	95.1	0.0	421.4	4,085.0
Consumer	24,490.3	6,251.5	7,492.2	3,996.5	42,230.5
Mortgages	10,627.9	844.4	344.8	1,601.0	13,418.1
Microcredit(1)	385.6	-	10.6	3.0	399.3
Total	96,113.2	26,420.7	14,673.8	8,847.2	145,546.0

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

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Reflects Banco de Bogotá consolidated figures which include Central American operations and accounted for Ps 42,928.6 billion of the total loan portfolio (Ps 19,130.0 billion in commercial loans, Ps 15,139.0 billion in consumer loans and Ps 8,659.7 billion in mortgage loans) at December 31, 2015.

As of December 31, 2015, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 5.5%, 6.2% and 6.7%, respectively, of our consolidated total loan portfolio.

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

The following table presents our commercial loan portfolio at December 31, 2015 in accordance with IFRS.

	At December 31, 2015
	Grupo Aval entities
	Banco de Bogotá(2)	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated(1)(2)
	(in Ps billions)
General purpose loans	38,112.3	11,648.1	5,654.2	2,791.3	57,728.5
Loans funded by development banks	1,402.9	705.9	381.7	24.0	2,514.5
Working capital loans	12,833.4	2,398.6	549.8	0.4	15,782.2
Credit cards	307.6	84.4	2.4	1.3	395.8
Overdrafts	454.3	57.7	5.2	8.3	525.6
Leases	3,898.8	4,335.1	232.7	-	8,466.5
Interbank and overnight funds	3,600.0	95.1	0.0	421.4	4,085.0
Total	60,609.3	19,324.9	6,826.1	3,246.7	89,498.1

(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(2)	Reflects Banco de Bogotá consolidated figures which include Central American operations and accounted for Ps 19,130.0 billion of commercial loans.

Consumer loans

Our consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, loans funded by development banks and general purpose loans. Our personal loans consist primarily of payroll loans. A payroll loan is a short- or medium-term loan, where payments are deducted directly from an employer’s salary.

The following table presents our consumer loan portfolio at December 31, 2015 in accordance with IFRS.

	At December 31, 2015
	Grupo Aval entities
	Banco de Bogotá(2)	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated (1)(2)
	(in Ps billions)
Personal loans	11,671.2	2,905.8	7,332.9	3,364.3	25,274.2
Automobile and other vehicle loans	3,177.7	1,937.5	10.8	108.6	5,234.6
Credit cards	9,382.1	1,198.7	138.5	521.9	11,241.3
Overdrafts	80.3	7.9	0.7	1.6	90.5

	At December 31, 2015
	Grupo Aval entities
	Banco de Bogotá(2)	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated (1)(2)
	(in Ps billions)
Loans funded by development banks	-	-	0.1	-	0.1
General purpose loans	2.0	191.0	6.4	-	199.5
Working capital loans	-	-	0.1	-	0.1
Leases	177.0	10.6	2.6	-	190.3
Total(3)	24,490.3	6,251.5	7,492.2	3,996.5	42,230.5

(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(2)	Reflects Banco de Bogotá consolidated figures which include Central American operations and accounted for Ps 15,139.0 billion of consumer loans.

(3)	Includes microcredit loans.

Mortgages

Banco de Bogotá and Banco AV Villas are our main providers of loans to customers for the purchase of real estate secured by mortgages, while Banco de Occidente and Banco Popular are increasing their presence in this business. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, and all of our mortgage loans (excluding housing leases) have maturities of between five and fifteen years. The average maturity at December 31, 2015 was 135 months. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income.

Credit cards

We provide credit card services to our bank customers in Colombia through the Visa and MasterCard networks. The following table presents the number of activated issued credit cards of our banks in Colombia at the dates indicated.

	Activated Issued Credit Cards
Bank	December 31, 2015	December 31, 2014
Banco de Bogotá	956,279	898,595
Banco de Occidente	574,988	512,366
Banco Popular	86,328	81,367
Banco AV Villas	369,237	326,961
Total Colombian activated issued credit cards(1)	1,986,832	1,819,289

(1)	BAC Credomatic had approximately 1,795,730 credit card accounts in Central America at December 31, 2015. See “—BAC Credomatic operations—Lending activities—Credit cards.”

Deposit-taking activities

Deposits

Our banks offer traditional deposit services and products, including checking accounts, savings accounts, time deposits and other deposits. Checking accounts typically bear very low or no interest. Checking accounts and savings accounts are payable on demand, although a significant portion of these accounts tend to be stable in amount over time. Time deposits typically have a maturity up to 12 months and commonly earn interest at a fixed rate.

The following table presents our deposits by product type at the dates indicated in accordance with IFRS.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Consolidated(2)(3)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	(in Ps billions)
Checking accounts	24,877.9	20,250.1	6,341.0	6,255.1	1,246.1	1,329.1	1,017.9	975.9	33,430.7	28,756.7
Savings accounts	28,165.3	21,554.8	10,081.5	9,358.9	7,222.4	7,236.3	5,102.1	4,561.3	50,298.1	42,253.4
Time deposits (CDs)	38,739.3	31,705.2	7,347.0	7,420.6	4,075.7	1,921.9	2,834.1	2,847.2	51,777.4	42,147.8
Other deposits	261.6	142.7	121.4	197.2	61.1	21.7	4.5	12.0	448.5	370.5
Total(1)	92,044.2	73,652.8	23,890.9	23,231.7	12,605.3	10,509.1	8,958.5	8,396.4	135,954.6	113,528.5

(1)	Interbank deposits have been excluded.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Central American operations and accounted for Ps 39,024.7 billion and Ps 27,410.6 billion of total deposits at December 31, 2015 and 2014, respectively.

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

The following chart shows the distribution channels of our network in Colombia.

Distribution Channel	Description
Full-service branches	We had 1,433 full-service branches at December 31, 2015. Red de Grupo Aval (Grupo Aval network) service points across our banks allow our bank customers to perform check cashing, deposits, savings account withdrawals, loan and credit card payments, transfers and advances at any of our branches.

ATMs and electronic service points	We had 3,808 ATMs and 127 other electronic service points (non-cash dispensing teller machines) at December 31, 2015. Through our ATMs and electronic service points, all of our bank customers can, among other services, consult their balances, execute loan and credit card payments, transfers and advances, and pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Payment collection centers (Centros de pagos)	We had 117 payment collection centers at December 31, 2015, which allow our customers to pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Distribution Channel	Description
Banking correspondents (Corresponsales bancarios)	We had 31,353 banking correspondents at December 31, 2015. Our banks enter into agreements with various third parties, including convenience store owners, to provide all of our bank customers with certain services which can include checking and savings account withdrawals, account balance consultation, loan and credit card payments, transfers and advances, and payments for certain third-party services where we have a payment collection agreement in place with such third-party (such as utility service companies).

Automated telephone banking, mobile banking and online banking	Through our banks’ websites, mobile banking services and automated telephone banking, customers may pay loan and credit card balances, make transfers between accounts and make payments for collection agreements originated in any of our banks.

The following map presents our banks’ points of service across the principal regions of Colombia, at December 31, 2014 and 2015.

Source: Grupo Aval

Note:	Other points of service include Banking correspondents (corresponsales bancarios) or “CBs,” electronic service points (agilizadores electrónicos) and payment collection centers (centros de pago). At December 31, 2015, Banco de Bogotá and Banco AV Villas had closed some of its non-operational banking correspondents from their alliances with Móvil Red and Red Cerca, respectively, due to the low level of transactions held through these points during 2015.

The following table presents transaction volumes through our branches and ATMs at the dates indicated.

	Transactions at December 31,		% Total Transactions at December 31,
Grupo Aval	2015	2014	2015	2014
	(in thousands)
Branches	274,220	301,700	30.6	34.4
ATMs	165,534	170,890	18.4	19.5
Other	58,704	59,967	6.5	6.8
Total service points	498,457	532,557	55.5	60.7

In addition, the following table presents transaction volumes for online banking, mobile banking and automated telephone banking channels which, pursuant to our growth strategy, are expected to grow on an annual basis relative to total transactions, at December 31, 2015 and 2014.

	Transactions at December 31,		% of Total Transactions at December 31,
Grupo Aval	2015	2014	2015	2014
	(in thousands)
Online banking	385,131	330,852	42.9	37.7
Mobile banking	3,666	4,074	0.4	0.5
Automated telephone banking	10,121	9,869	1.1	1.1
Total	398,919	344,796	44.5	39.3

In 2015, a total of 42.8 million messages were sent through our mobile phone banking system, an increase of approximately 19.9% as compared to 35.7 million messages in 2014.

Our call centers provide our customers with assistance relating to bank services and products, information updates, service-related complaints, payment or account linkages, and credit card blockage. Our call centers are also used for telemarketing, collection of past-due loans and customer loyalty initiatives. In 2015, the number of inbound calls to our call centers was approximately 10.7 million and the number of outbound calls was approximately 28.7 million. In 2014, the number of inbound calls to our call centers was approximately 11.7 million and the number of outbound calls was approximately 26.3 million.

Banco de Bogotá

Banco de Bogotá is Colombia’s oldest financial institution, and was the most efficient bank in the Colombian banking system with an efficiency ratio of 37.2% on an unconsolidated basis at December 31, 2015. As of the same date we had a market share of 14.6% of deposits and 13.6% of loans.

At and for the year ended December 31, 2015, Banco de Bogotá had total assets of Ps 152,269.3 billion and net income attributable to controlling interest of Ps 1,894.0 billion on a consolidated basis.

Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 711 branches and 1,747 ATMs in Colombia at December 31, 2015. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 18.0% of commercial loans at December 31, 2015. Following its 2006 acquisition of Megabanco, Banco de Bogotá expanded its consumer banking business and had a market share of 9.4% of consumer loans in Colombia December 31, 2015. In 2012, Banco de Bogotá entered the mortgage business and has a market share of 4.5% at December 31, 2015. Banco de Bogotá’s ROAE of 16.5% for the year ended December 31, 2015 on an unconsolidated basis made it one of the most profitable banks in Colombia.

In December 2010, Banco de Bogotá acquired BAC Credomatic. In December 2011, Banco de Bogotá completed its first international bond offering, raising U.S.$600 million (Ps 1,161.4 billion at the date of issuance). In February 2013, Banco de Bogotá completed its second international bond offering raising U.S.$500 million (Ps 892.7 billion at the date of the issuance) in subordinated notes.

On December 19, 2013, through LB Panamá, Banco de Bogotá acquired BBVA Panamá. On December 9, 2014, Banco BAC de Panamá´s operations were merged with BAC International Bank, Inc.

On December 23, 2013, through Credomatic International Corporation (a subsidiary of BAC), Banco de Bogotá acquired 100% of Grupo Financiero Reformador de Guatemala (whose subsidiaries are Banco Reformador and Transcom Bank (Barbados) Limited). On December 12, 2015 Grupo Financiero Reformador de Guatemala ´s operations merged with Banco de América Central S.A. (Guatemala).

Lending activities

The following table presents Banco de Bogotá’s consolidated gross loan portfolio at the dates indicated.

	At December 31,(1)		Change, December 31, 2015 vs. December 31, 2014
	2015	2014	#	%
	(in Ps billions)
Commercial	60,609.3	47,809.2	12,800.1	26.8
Commercial loans	57,009.3	46,393.7	10,615.7	22.9
Interbank and overnight funds	3,600.0	1,415.5	2,184.5	154.3
Consumer	24,490.3	18,418.7	6,071.6	33.0
Mortgages	10,627.9	7,610.9	3,017.0	39.6
Microcredit	385.6	353.0	32.6	9.2
Total	96,113.2	74,191.8	21,921.3	29.5

(1)	Reflects Banco de Bogotá consolidated figures which include Central American operations which as of December 31, 2015, Central American operations accounted for Ps 42,928.6 billion of the total loan portfolio (Ps 19,130.0 billion in commercial loans, Ps 15,139.0 billion in consumer loans and Ps 8,659.7 billion in mortgage loans). As of December 31, 2014 accounted for Ps 28,641.7 billion of the total loan portfolio (Ps 12,493.1 billion in commercial loans, Ps 10,011.1 billion in consumer loans and Ps 6,137.5 billion in mortgage loans).

Deposit-taking activities

Banco de Bogotá offers customers checking accounts, savings accounts, time deposits (CDs) and other deposits as described in the table below.

The following table presents a breakdown of Banco de Bogotá’s consolidated deposits by product type at the dates indicated in accordance with IFRS.

	At December 31,(1)		Change, December 31, 2015 vs. December 31, 2014
	2015	2014	#	%
	(in Ps billions)
Checking accounts	24,877.9	20,250.1	4,627.8	22.9
Savings accounts	28,165.3	21,554.8	6,610.6	30.7
Time deposits	38,739.3	31,705.2	7,034.1	22.2
Other deposits	261.6	142.7	118.9	83.3
Total customer deposits	92,044.2	73,652.8	18,391.4	25.0

(1)	Reflects Banco de Bogotá consolidated figures which include Central American operations which as of December 31, 2015, Central American operations accounted for Ps 39,024.7 billion (Ps 14,921.8 billion in checking accounts, Ps 7,613.2 billion in savings accounts, Ps 16,287.1 billion in time deposits and 202.6 billion in other deposits). As of 2014 Central American operations accounted for Ps 27,410.6 billion of total customer deposits (Ps 10,098.7 billion in checking accounts, Ps 5,302.9 billion in savings accounts, Ps 11,797.7 billion in time deposits and 211.3 billion in other deposits).

Distribution

The following table presents Banco de Bogotá’s points of service across Colombia.

	At December 31,
	2015	2014
Branches	711	704
ATMs	1,747	1,737
Other points of service	7,601	10,268
Total points of service	10,059	12,709

Banco de Bogotá had a network concentration of approximately 65.2% in Colombia’s central region, of which Bogotá represents approximately 44.4% at December 31, 2015. During 2015, Banco de Bogotá closed 2,623 non-operating banking correspondents from its alliance with Móvil Red due to the low level of transactions held through these points. Banco de Bogotá had a market share of approximately 13.1% of branches and approximately 11.8% of ATMs at December 31, 2015.

Banco de Occidente

Banco de Occidente is the fifth largest bank in Colombia, with a market share of 7.3% of loans at December 31, 2015.

Banco de Occidente focuses on enterprise customers, state-owned entities and retail customers and has a diversified revenue stream. For the year ended December 31, 2015, its loan portfolio was distributed as follows: approximately 29.8% in consumer and auto lending; approximately 53.0% in corporate and public sector lending; and approximately 17.2% in SMEs. Banco de Occidente had market shares of 9.1% of commercial loans and 6.5% of consumer loans at December 31, 2015.

Banco de Occidente had a market share of approximately 11.4% of checking accounts at December 31, 2015. Additional areas of focus for future growth include credit cards, low-risk consumer loan services and products such as payroll loans and loans to government agencies. On a consolidated basis in accordance with IFRS, Banco de Occidente’s ROAE was approximately 11.8% for the year ended December 31, 2015.

Lending activities

The following table presents Banco de Occidente’s consolidated gross loan portfolio at the dates indicated in accordance with IFRS.

	At December 31,		Change, December 31, 2015 vs. December 31, 2014
	2015	2014	#	%
	(in Ps billions, except for percentages)
Commercial	19,324.9	16,673.7	2,651.2	15.9
Commercial loans	19,229.8	16,374.9	2,854.9	17.4
Interbank and overnight funds	95.1	298.8	(203.7)	(68.2)
Consumer	6,251.5	5,397.2	854.3	15.8
Mortgages	844.4	624.1	220.3	35.3
Microcredit	-	-	-	-
Total	26,420.7	22,695.0	3,725.7	16.4

Deposit-taking activities

Banco de Occidente has a relatively low cost of funds as a result of its relatively high proportion of deposits held in checking accounts. At December 31, 2015, 28.9% of Banco de Occidente’s deposits were held by customers in checking accounts, as compared to a national banking system average of approximately 16.6% at December 31, 2015.

The following table presents a breakdown of Banco de Occidente’s consolidated deposits by product type at the dates indicated in accordance with IFRS.

	At December 31,		Change, December 31, 2015 vs. December 31, 2014
	2015	2014	#	%
	(in Ps billions, except for percentages)
Checking accounts	6,341.0	6,255.1	86.0	1.4
Savings accounts	10,081.5	9,358.9	722.6	7.7
Time deposits	7,347.0	7,420.6	(73.6)	(1.0)
Other deposits(1)	121.4	197.2	(75.8)	(38.4)
Total	23,890.9	23,231.7	659.1	2.8

(1)	Includes active account portfolios, payroll accounts, funds held in trust, banks and correspondents, special deposits and temporary deposits held in connection with collection services agreements.

Distribution

The following table presents Banco de Occidente’s points of service across in Colombia.

	At December 31,
	2015	2014
Branches	212	206
ATMs	336	328
Other points of service	9,650	8,285
Total points of service	10,198	8,819

Banco de Occidente had a network concentration of approximately 45.4% in Colombia’s central region, of which Bogotá represented approximately 24.3% at December 31, 2015. Banco de Occidente is also active in the southwestern region of Colombia, in which approximately 14.4% of its distribution network is located. During 2015, Banco de Occidente opened 1,365 new banking correspondents through its contract with Baloto. Banco de Occidente had approximately 3.9% market share of branches and approximately 2.3% market share of ATMs at December 31, 2015.

Banco Popular

Banco Popular is the eighth largest bank in Colombia in loans with a market share of 4.2% at December 31, 2015. Banco Popular operates primarily in the consumer and public sector businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to public sector employees.

Banco Popular achieved improved returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which has resulted in consumer loans with a substantially lower-risk profile for consumer loans (consumer past-due loans of 2.4% compared to a banking system average of 4.4% at December 31, 2015). At December 31, 2015, on a consolidated basis, Banco Popular had total assets of Ps 19,109.4 billion, 229 branches, and net income attributable to controlling interest of Ps 348.5 billion for the year ended December 31, 2015.

Banco Popular’s focus on consumer loans and institutional customers generates a mix of broad and stable sources of revenues. On a consolidated basis, its ROAE was 13.9% as of December 31, 2015.

Banco Popular’s strategy for the future is based on four pillars: (1) strengthen its leadership in payroll loans; (2) diversify product offering, such as credit cards and mortgages; (3) further penetrating the medium-size business sector (companies with annual incomes of between Ps 2 billion and Ps 40 billion); and (4) maintaining dynamic credit origination with Grupo Aval’s other banking subsidiaries.

Lending activities

The following table presents Banco Popular’s consolidated gross loan portfolio at the dates indicated in accordance with IFRS.

	At December 31,		Change, December 31, 2015 vs. December 31, 2014
	2015	2014	#	%
	(in Ps billions)
Commercial	6,826.1	6,192.3	633.8	10.2
Commercial loans	6,826.1	6,164.2	661.9	10.7
Interbank and overnight funds	0.0	28.1	(28.0)	(99.9)
Consumer	7,492.2	6,756.6	735.6	10.9
Mortgages	344.8	195.0	149.8	76.8
Microcredit	10.6	12.8	(2.2)	(17.3)
Total	14,673.8	13,156.7	1,517.0	11.5

Deposit-taking activities

Banco Popular generates a substantial portion of its deposits through agreements with customers pursuant to which they agree to maintain a certain level of deposits in checking and/or savings accounts in exchange for the performance of services, primarily payment and collection services. These deposits totaled Ps 5,708.7 billion, representing approximately 67.5% of total checking and savings accounts, at December 31, 2015.

The following table presents a breakdown of Banco Popular’s consolidated deposits by product type at the dates indicated in accordance with IFRS.

	At December 31,		Change, December 31, 2015 vs. December 31, 2014
	2015	2014	#	%
	(in Ps billions)
Checking accounts	1,246.1	1,329.1	(83.0)	(6.2)
Savings accounts	7,222.4	7,236.3	(13.9)	(0.2)
Time deposits	4,075.7	1,921.9	2,153.7	112.1
Other deposits	61.1	21.7	39.4	181.6
Total customer deposits	12,605.3	10,509.1	2,096.2	19.9

Distribution

The following table presents Banco Popular’s points of service in Colombia.

	At December 31,
	2015	2014
Branches	229	230
ATMs	1,157	1,165
Other points of service	266	270
Total points of service	1,652	1,665

Banco Popular had a network concentration of approximately 43.9% in Colombia’s central region, of which Bogotá represented approximately 28.2% at December 31, 2015. Banco Popular had a market share of approximately 4.2% of branches and a market share of approximately 7.8% of ATMs at December 31, 2015.

Banco AV Villas

Banco AV Villas has evolved from being a traditional mortgage lender to a diversified full-service consumer bank targeting middle- and low-income customers. It is our most active bank in usage of non-traditional distribution channels (mobile banking, banking correspondents and virtual branches). Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas had a market share of 2.9% of deposits, 2.4% of loans, 4.2% of consumer loans and 3.6% of mortgages as of December 31, 2015.

As of December 31, 2015, on a consolidated basis in accordance with IFRS, Banco AV Villas had total assets of Ps 11,547.2 billion and 281 bank branches, net income attributable to controlling interest was Ps 175.6 billion, ROAE was 14.0% and efficiency ratio was 52.4%.

In the consumer segment, Banco AV Villas focuses on high-margin services and products such as general purpose loans, payroll loans and credit cards, as well as its traditional line of mortgages. It serves customers through a recently expanded sales force and through its traditional retail network, entrepreneurial business centers and instant credit offices, known as “OCIs,” where credit applicants receive the outcome of their credit application within three hours. Banco AV Villas also seeks to continue to expand in the small- and medium-size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas has developed projects, such as the Nearby Network (Red Cerca), that will allow it to increase coverage by banking correspondents and offer a wide array of services to individuals and small- and medium-size businesses through its mobile banking platform.

Lending activities

The following table presents Banco AV Villas’ consolidated gross loan portfolio at the dates indicated in accordance with IFRS.

	At December 31,		Change, December 31, 2015 vs. December 31, 2014
	2015	2014	#	%
	(in Ps billions)
Commercial	3,246.7	2,943.7	303.0	10.3
Commercial loans	2,825.3	2,624.4	200.9	7.7
Interbank and overnight funds	421.4	319.3	102.1	32.0
Consumer	3,996.5	3,306.3	690.2	20.9
Mortgages	1,601.0	1,348.1	252.9	18.8
Microcredit	3.0	6.4	(3.4)	(52.7)
Total	8,847.2	7,604.6	1,242.7	16.3

Deposit-taking activities

Banco AV Villas offers customers checking accounts, savings accounts, time deposits and other deposits consisting primarily of transactional accounts. Banco AV Villas’s average savings account rate, one of the lowest in the market, is explained by a significant retail network and a low concentration of corporate and government accounts.

The following table presents a breakdown of Banco AV Villas’s consolidated deposits by product type at the dates indicated in accordance with IFRS.

	At December 31,		Change, December 31, 2015 vs. December 31, 2014
	2015	2014	#	%
	(in Ps billions)
Checking accounts	1,017.9	975.9	42.0	4.3
Savings accounts	5,102.1	4,561.3	540.8	11.9
Time deposits	2,834.1	2,847.2	(13.0)	(0.5)
Other deposits	4.5	12.0	(7.6)	(62.9)
Total customer deposits	8,958.5	8,396.4	562.2	6.7

Distribution

The following table presents Banco AV Villas’ points of service in Colombia.

	At December 31,
	2015	2014
Branches	281	278
ATMs	568	561
Other points of service	14,080	15,359
Total points of service	14,929	16,198

Banco AV Villas had a network concentration of approximately 46.6% in Colombia’s central region, of which Bogotá represents approximately 24.1%, at December 31, 2015. Banco AV Villas had approximately 17.3% of its network in the southwestern region at December 31, 2015. During 2015, Banco AV Villas closed 1,106 non-operational banking correspondents, including some traditional and some from its alliance with Red Cerca, due to the low levels of transactions held through these points. Banco AV Villas had a market share of approximately 5.2% of branches and a market share of approximately 3.8% of ATMs at December 31, 2015.

Porvenir

Porvenir is the leading private AFP in Colombia, with a market share of 55.2% of mandatory pension fund individual customers and 56.2% of severance plan individual customers at December 31, 2015. See “—Competition—Pension and severance fund management – Porvenir.” Porvenir also provides voluntary pension funds and manages third-party sponsored pension funds. Pension funds provide individual savings for retirement, and severance funds provide temporary income to employees who lose their jobs. Through Gestión & Contacto, Porvenir manages social security-related information systems designed to provide employees with efficient payment solutions.

At December 31, 2015, Porvenir had Ps 101.3 trillion in total assets under management, of which Ps 73.7 trillion was managed under the privately managed mandatory pension fund, Ps 4.0 trillion was managed under the severance fund, Ps 3.1 trillion was managed under the voluntary pension fund and Ps 20.5 trillion was managed as a third-party sponsored pension liability fund.

Porvenir’s strengths include the following:

•	Porvenir is the most profitable privately managed pension fund in Colombia, with a ROAE of 22.3% and 23.4% at December 31, 2015 and December 31, 2014 based on unconsolidated figures, respectively;

•	Porvenir has the largest and, we believe, most effective sales force in the industry with a nationwide presence. At the same time, it is the most efficient privately managed pension fund in Colombia, with an efficiency ratio of 43.6% for the year ended December 31, 2015 on an unconsolidated basis; and

•	Porvenir has access to Grupo Aval’s banking network. This advantage is particularly relevant in the severance market, as Grupo Aval’s banks provide financing to employers to comply with legally imposed annual severance allowance liabilities for their employees. In addition, the banks of Grupo Aval provide collection services for all of the funds administered by Porvenir.

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

For the year ended December 31, 2015, 63.7% of Porvenir’s revenues were derived from mandatory pension funds, 14.4% from severance funds, 7.1% from voluntary pension funds and 0.9% from third-party sponsored pension liability funds. Porvenir derived the remaining 13.9% of its revenues from a combination of its own investment portfolio, stabilization reserves and other income.

Mandatory pension funds

Mandatory pension funds are independent trusts formed by contributions made by individual customers to the social security pension system.

At December 31, 2015, mandatory pension funds represented 72.8% of Porvenir’s assets under management and constituted its main line of business.

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

Mandatory pension funds cannot be withdrawn prematurely, and they generally expand over the individual’s working years. Porvenir is the market leader in the mandatory pension’s area, with Ps 73.7 trillion of assets under management and 7.3 million individual customers at December 31, 2015.

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

Severance accounts represented 4.0% of Porvenir’s assets under management at December 31, 2015.

Porvenir and all other AFPs in Colombia charge a fee (per year for assets under management) of 1.0% for amounts in the mandatory investments short-term portfolio and 3.0% in the long-term portfolio.

Porvenir is the market leader in the severance area, with Ps 4.0 trillion of assets under management and 3.6 million customers at December 31, 2015.

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purposes of complying with one or several voluntary retirement or disability pension plans.

Voluntary pension funds represented 3.0% of Porvenir’s assets under management at December 31, 2015.

Porvenir earns annual management commissions for assets under management that range between 1.0% and 4.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios). At December 31, 2015, Porvenir had Ps 3.1 trillion of voluntary pension assets under management and approximately 160 thousand voluntary pension fund individual customers.

Third-party sponsored pension liability funds

Third-party sponsored pension liability funds represent approximately 20.2% of Porvenir’s assets under management at December 31, 2015. Third-party sponsored pension liability funds are made up of deposits from different institutions (both private and publicly owned) that require a professional institution to manage a fund that is usually created to finance particular pension regimes (i.e., pensions that are paid by the employer; before 1994, companies were allowed to establish their own internal pension systems).

Third-party sponsored pension liability funds in some cases have a minimum guaranteed return pursuant to their terms. Porvenir had Ps 20.5 trillion of such assets under management at December 31, 2015, mostly under contracts of five years. The most important of these contracts is with FONPET which is subject to renewal upon expiration in November 2017. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 53.8% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 7.2% and 10.2% of its total revenues at December 31, 2015 and December 31, 2014, respectively.

Distribution

Porvenir attracts new individual customers mainly through its large direct sales force (approximately 1,234 individuals) who report to six regional sales managers located in Bogotá, Antioquia, Cali, the Central region, the Coast region and the North region. At December 31, 2015, Porvenir had 54 offices, 16 service modules, 66 electronic service centers and 5 business service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Corficolombiana

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2015. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including, in particular, infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as leasing, fiduciary and private banking.

Corficolombiana had total consolidated assets and shareholders’ equity attributable to controlling interest of Ps 19,820.6 billion and Ps 2,760.7 billion, respectively, at December 31, 2015 and net income attributable to controlling interest of Ps 445.9 billion for the year ended December 31, 2015 in accordance with IFRS.

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

Corficolombiana is regulated as a finance corporation by the Superintendency of Finance. Under Colombian law, a finance corporation is permitted to hold equity ownership positions in both financial and non-financial companies, unlike banks, which may only invest in financial companies. See “Supervision and regulation.”

Equity investment portfolio

Corficolombiana primarily invests in five sectors of the Colombian economy: infrastructure; energy and gas; financial services; hotels; and agribusiness. It generally seeks to invest in businesses with leading market positions, strong cash flows and growth potential.

The following charts provide information concerning Corficolombiana’s investments in sectors of the Colombian economy at December 31, 2015, and for the year ended December 31, 2015,on an unconsolidated basis in accordance with Colombian IFRS, as the case may be.

Sector breakdown by book value of investments(1) at December 31, 2015	Sector breakdown by earnings(2) for the year ended December 31, 2015

(1)	Information prepared on an unconsolidated basis in accordance with Colombian IFRS, after provisions, fiduciary rights not included.

(2)	Information prepared on an unconsolidated basis in accordance with Colombian IFRS, corresponds to the sum of the net income of each of the investments, adjusted to reflect the ownership interest of Corficolombiana. Figures for certain investments are preliminary and subject to change.

Corficolombiana’s infrastructure investments are concentrated mainly in highway concession projects, a sector in which it is a leading private investor in Colombia. The main investments of Corficolombiana in the infrastructure sector include Proyectos de Infraestructura S.A. (Buga-Tuluá-La Paila), Concesionaria Vial de los Andes S.A.S. (Bogotá-Villavicencio), Concesiones CCFC S.A. (Fontibón-Los Alpes), Concesionaria Panamericana S.A.S. (Los

Alpes-Villeta and Chuguacal-Cambao), Concesionaria Ruta del Sol S.A.S. (San Roque-Puerto Salgar), Concesionaria Vial del Pacífico S.A.S. (Ancón Sur-Bolombolo or “Conexión Pacífico 1”), Concesionaria Nueva Vía al Mar S.A.S. (Mulaló-Loboguerrero), Concesionaria Vial Andina S.A.S. (Bogotá-Villavicencio) and Concesionaria Vial del Oriente S.A.S. (Villavicencio-Yopal). Corficolombiana’s infrastructure investments totaled Ps 519.5 billion after provisions at December 31, 2015 (on an unconsolidated basis).

Corficolombiana’s main investments in the energy and gas sector include Promigas S.A. E.S.P., the second largest natural gas pipeline company in Colombia, Empresa de Energía de Bogotá S.A. E.S.P, or “EEB”, an electricity and gas conglomerate, Gas Natural S.A. E.S.P., the gas distribution company for the city of Bogotá, and a majority stake in a gas distribution company in northern Peru (Gas Comprimido del Perú S.A. (Gascop)). Corficolombiana’s energy and gas investments totaled Ps 1,905.6 billion after provisions at December 31, 2015 (on an unconsolidated basis).

Corficolombiana’s principal investments in agribusiness are centered on forestry and woodworking as well as the production of palm oil, rubber, rice and cotton through Organización Pajonales, Pizano and Unipalma. Investments in this sector totaled Ps 261.1 billion after provisions at December 31, 2015 (on an unconsolidated basis).

Corficolombiana also has investments in the hospitality sector. These include majority stakes in Hoteles Estelar de Colombia S.A. and Promotora y Comercializadora Turística Santamar S.A., which totaled Ps 158.2 billion after provisions at December 31, 2015 (on an unconsolidated basis).

In the financial-services sector, Corficolombiana offers leasing, trust, brokerage and offshore banking services to third-party customers through three subsidiaries: Leasing Corficolombiana S.A., Fiduciaria Corficolombiana S.A. and Banco Corficolombiana (Panamá) S.A. Corficolombiana’s investments in these three subsidiaries totaled Ps 192.4 billion at December 31, 2015 (on an unconsolidated basis and after provisions).

Investment banking, treasury and private banking businesses

Corficolombiana’s investment banking group provides advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions, project finance and private banking. Corficolombiana has helped to shape the participation of the private sector in infrastructure projects, to develop the domestic capital markets and to expand the resources and operations of local companies in the region. In 2015, Corficolombiana’s investment bank helped secure financing and coordinate projects for its clients totaling Ps 1,552.3 billion.

Corficolombiana’s treasury operations are a leading participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2015, Corficolombiana had total fixed income assets of Ps 4,243.7 billion (on a consolidated basis in accordance with IFRS).

Corficolombiana’s private banking business provides high net worth customers and companies with a wide range of investment services and products. The private banking operations had Ps 1,513.2 billion in assets under management for its customers at December 31, 2015.

Central American operations overview

BAC Credomatic is the leading financial group in Central America with a record of strong financial performance. BAC Credomatic is a full-service financial institution with one of the leading credit card-issuance and merchant-acquiring businesses in the region. BAC Credomatic offers commercial and retail banking, brokerage, insurance, pension fund management and other financial services. Its coverage extends throughout Central America with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá, as well as Mexico (with a small credit card-issuing operation) and the state of Florida (with a merchant and card processing center). It also has a presence in the Bahamas, Barbados and the Cayman Islands. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club. This section has been prepared in accordance with IFRS.

The table below shows BAC Credomatic financial data on a country-by-country basis at and for the year ended December 31, 2015.

	At and for the year ended December 31, 2015
	Net income			Loans			Deposits
	(in U.S.$ millions)	(in Ps billions)(3)		(in U.S.$ millions)	(in Ps billions)(3)		(in U.S.$ millions)	(in Ps billions)(3)
Costa Rica	131.3	413.6	45.5%	3,574.1	11,256.4	27.3%	3,184.9	10,030.7	25.9%
Guatemala	61.8	194.5	21.4%	2,372.5	7,472.1	18.1%	2,123.4	6,687.5	17.3%
Honduras	55.4	174.5	19.2%	1,412.1	4,447.3	10.8%	1,367.1	4,305.5	11.1%
Nicaragua	50.4	158.8	17.5%	1,117.0	3,517.8	8.5%	1,236.2	3,893.4	10.1%
El Salvador	26.8	84.5	9.3%	1,279.3	4,029.3	9.8%	1,261.3	3,972.3	10.3%
Panamá (1)	51.0	160.7	17.7%	3,337.2	10,510.4	25.5%	3,401.4	10,712.5	27.7%
Mexico	(7.6)	(23.9)	-2.6%	50.9	160.4	0.4%	0.0	0.0	0.0%
Corporate and eliminations	(50.2)	(158.0)	-17.4%	(34.7)	(109.3)	-0.3%	(282.7)	(890.4)	-2.3%
Non-controlling interest (2)	(30.3)	(95.4)	-10.5%	0.0	0.0	0.0%	0.0	0.0	0.0%
Consolidated	288.8	909.4	100.0%	13,108.3	41,284.3	100.0%	12,291.4	38,711.4	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.
(2)	Leasing Bogotá Panama directly owns 100% of the share capital of BAC Credomatic Inc and 9.467% of the share capital of BAC International Bank, Inc.
(3)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2015 of Ps 3,149.47

The table below presents BAC Credomatic’s market share of total loans and deposits in each of its main markets at December 31, 2015.

	At December 31, 2015
	Net Loans	Deposits
Costa Rica(1)	13.2%	12.1%
El Salvador	11.9%	12.5%
Guatemala	10.0%	7.6%
Honduras	14.3%	13.1%
Nicaragua	26.2%	25.0%
Panamá	5.2%	4.8%

Source: Superintendency of banks of each country and company calculations. Percentage of total loans and deposits is based on banking operations in each country, as reported to the local financial regulator, which excludes certain credit card data and offshore operations.

(1)	Percentage calculation for Costa Rica includes state-owned banks (Banco Nacional de Costa Rica, Banco de Costa Rica, Banco Popular, Banco Hipotecario de la Vivienda and Banco Crédito Agrícola de Cartago), which at December 31, 2015 and December 31, 2014 had a 60.2% and 60.8% market share by loans, respectively, and a 63.0% and 66.9% market share by deposits, respectively.

Lending activities

The following tables show BAC Credomatic’s gross loan portfolio at the dates indicated. BAC Credomatic’s loan portfolio consists of credit card loans, commercial loans, mortgage loans, automobile and vehicle loans and personal loans.

	At December 31,
	2015	2014	2015	2014
	(in U.S.$ millions)		(in Ps billion)(4)
Credit card loans	2,255.3	1,989.7	7,103.0	6,266.4
Commercial loans(1)(2)	5,560.1	4,850.3	17,511.4	15,275.9
Mortgage loans(3)	2,748.0	2,564.7	8,654.7	8,077.3
Automobile and vehicle loans	779.5	683.0	2,454.9	2,150.9
Other personal loans	1,765.4	1,504.3	5,560.2	4,737.6
Total	13,108.3	11,591.9	41,284.3	36,508.2

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1) Represents loans to businesses.

(2) At December 31, 2015 and 2014, commercial loans include only commercial leasing and commercial overdraw; consumer leasing and consumer overdraw are included in “Other personal loans.”

(3) Includes loans measured at fair value.

(4) Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2015 of Ps 3,149.47

We believe that BAC Credomatic’s customer knowledge, coupled with a centralized risk-management structure, has resulted in a high quality loan portfolio, with an average 90 days and more past due loan ratio of 1.1% from 2011 to 2015.

Credit cards

BAC Credomatic has a leading presence in the credit card-issuing business and a significant presence in the merchant acquiring business in the region. Through its Credomatic brand, BAC Credomatic offers its customers a wide variety of credit and debit cards including Visa, MasterCard, American Express and Diners Club, and is the only network that processes all major brands in the region. Additionally, BAC Credomatic and its customers benefit from co-branding agreements with major airlines (such as American Airlines and AviancaTACA) and major supermarkets (such as Pricesmart and Wal-Mart) present in the region. BAC Credomatic has been a member of Visa and MasterCard for more than 20 years, issuing both national and international credit cards. Moreover, BAC Credomatic is currently the exclusive credit card issuer and merchant acquirer of American Express in the Central American region, including Panamá.

At December 31, 2015, BAC Credomatic had approximately 3.7 million credit card and debit card accounts, of which 1.9 million were debit card accounts and 1.8 million were credit card accounts, an increase of 4.3% and 16.9% compared to December 31, 2014, respectively. For the year ended December 31, 2015, BAC Credomatic’s billed volume was U.S.$9,214.9 million (Ps 29,022.2 billion), a 15.5% increase over the U.S.$7,975.5 million (Ps 25,118.5 billion) billed volume for the year ended.

At December 31, 2015, BAC Credomatic’s credit card portfolio totaled U.S.$2.3 billion (Ps 7.1 trillion) which represents a 13.4% increase from U.S.$2.0 billion (Ps 6.3 trillion) at December 31, 2014. As of the same date, 78.0% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panamá. The remaining 22.0% was distributed among Honduras, Nicaragua and Mexico. The following table shows the credit card portfolio breakdown by country at the dates presented.

	At December 31,
	2015			2014
	(in U.S.$ millions)	(in Ps billions)(2)		(in U.S.$ millions)	(in Ps billions)(2)
Costa Rica	613.4	1,931.8	27.2%	498.8	1,570.8	25.1%
Guatemala	417.0	1,313.4	18.5%	369.4	1,163.3	18.6%
Honduras	329.9	1,039.1	14.6%	289.7	912.5	14.6%
Nicaragua	116.4	366.5	5.2%	105.6	332.4	5.3%
El Salvador	294.7	928.2	13.1%	311.8	982.0	15.7%
Panamá (1)	433.0	1,363.6	19.2%	360.5	1,135.4	18.1%
Mexico	50.9	160.4	2.3%	54.0	170.0	2.7%
Corporate and eliminations	-	-	0.0%	-	-	0.0%
Total	2,255.3	7,103.0	100.0%	1,989.7	6,266.4	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.
(2)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2015 of Ps 3,149.47

Merchant acquiring

BAC Credomatic’s processing volume for the year ended December 31, 2015 of U.S.$15,542.8 million (Ps 48,951.5 billion) represented an increase of U.S.$1,675.4 million (Ps 5,276.6 billion), or 12.1%, from U.S.$13,867.4 million (Ps 43,674.9 billion) for the previous year. This increase is primarily due to a recovery in the economic activity compared to 2014 influenced by international oil prices and commodities and an increase in credit accounts. BAC Credomatic has the only network in Central America that processes all the major brands including Visa, MasterCard, American Express and Diners Club. Furthermore, BAC Credomatic has exclusive card-issuing and merchant acquiring agreements with American Express for the Central American region.

At December 31, 2015, BAC Credomatic serviced approximately 353,605 merchant locations, with 95% of credit card authorizations processed electronically through its 263,140 point-of-sale devices.

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

Commercial banking

BAC Credomatic offers traditional commercial banking services and products. At December 31, 2015, 75.3% of BAC Credomatic’s commercial loan portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panamá. The remaining 24.7% was distributed among Honduras, Nicaragua, and regional offshore operations. The following table displays BAC Credomatic’s commercial loan portfolio by country at the dates presented.

	At December 31,
	2015			2014
	(in U.S.$ millions)	(in Ps billions)(3)		(in U.S.$ millions)	(in Ps billions)(3)
Costa Rica	1,124.8	3,542.5	20.2%	961.3	3,027.6	19.8%
Guatemala	1,380.5	4,347.8	24.8%	1,157.5	3,645.6	23.9%
Honduras	708.1	2,230.0	12.7%	618.1	1,946.6	12.7%
Nicaragua	634.0	1,996.6	11.4%	532.8	1,678.0	11.0%
El Salvador	402.9	1,269.0	7.2%	385.2	1,213.1	7.9%
Panamá (1)	1,321.1	4,160.9	23.8%	1,208.1	3,804.9	24.9%
Mexico	-	-	0.0%	-	-	0.0%
Corporate and eliminations	(11.2)	(35.4)	-0.2%	(12.7)	(39.9)	-0.3%
Total (2)	5,560.1	17,511.5	100.0%	4,850.3	15,275.9	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.
(2)	At December 31, 2015 and 2014, commercial loans include only commercial leasing and commercial overdraw; consumer leasing and consumer overdraw are included in consumer loans.
(3)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2015 of Ps 3,149.47

BAC Credomatic also offers investment products, supplier and payroll ePayments, Ameritransfer (online transfer of funds among deposit accounts in BAC Credomatic’s network), online banking and foreign exchange services as part of its commercial banking platform in the region. At December 31, 2015, BAC Credomatic had more than 100,000 enterprise customers, divided into three main sectors: (1) corporate, consisting of companies with over U.S.$250,000 in deposits, more than 100 employees and loans over U.S.$1,000,000, which represented 82.8% of total commercial loans; (2) midsize companies, composed of companies with deposits of U.S.$50,000 to U.S.$250,000, between 51 to 100 employees and loans between U.S.$300,000 to U.S.$1,000,000, which represented 10.4% of total commercial loans; and (3) small companies, consisting of companies with deposits of less than U.S.$50,000, fewer than 50 employees and loans under U.S.$300,000, which represented 6.8% of total commercial loans.

BAC Credomatic’s electronic transfer and payment capabilities allow corporate clients to instantly transfer funds between different commercial and consumer accounts, provided that all parties have a BAC Credomatic account. BAC Credomatic recorded over U.S.$71.5 billion (Ps 225.3 trillion) in electronic payments in 2015.

Electronic transfers are originated mainly from: (1) merchant deposit transfer payments (instant electronic payments to merchants); (2) Ameritransfer (online transfer of funds across the region); (3) supplier ePayments (instant electronic payments from merchants to suppliers); and (4) payroll ePayments (payroll payments from companies to employees). The following table breaks down BAC Credomatic’s electronic transfers by product for the dates presented.

	At December 31,
	2015	2014	2015	2014
	(in U.S.$ billions)		(in Ps trillions)(1)
Merchant deposit transfers	15.5	13.9	49.0	43.8
Ameritransfer	6.3	6.1	19.9	19.2
Payroll ePayments	5.9	5.2	18.5	16.4
Supplier ePayments	16.5	14.3	52.0	45.0
Wire transfers	27.3	27.9	86.0	87.9
Total	71.5	67.4	225.3	212.3

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2015 of Ps 3,149.47

Consumer banking

At December 31, 2015, as a proportion of BAC Credomatic’s total consumer loan portfolio, mortgage loans represented 51.9%, automobile and vehicle loans represented 14.7% and other personal loans represented 33.4%. Approximately 79.1% of the total consumer loan portfolio had a maturity greater than five years. At December 31, 2015, consumer loans amounted to U.S.$5.3 billion (Ps 16.7 trillion), a 11.4% increase over U.S.$4.8 billion (Ps 15.0 trillion) at December 31, 2014. At December 31, 2015, 86.3% of BAC Credomatic’s consumer loan portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panamá. The remaining 13.7% was distributed among Honduras, Nicaragua and regional offshore operations.

The following table displays BAC Credomatic’s consumer loan portfolio by country at the dates presented.

	At December 31,
	2015			2014
	(in U.S.$ millions)	(in Ps billions)(4)		(in U.S.$ millions)	(in Ps billions)(4)
Costa Rica (1)	1,835.9	5,782.1	34.7%	1,560.0	4,913.1	32.8%
Guatemala	575.0	1,810.9	10.9%	516.8	1,627.6	10.9%
Honduras	374.1	1,178.1	7.1%	357.0	1,124.4	7.5%
Nicaragua	366.6	1,154.7	6.9%	316.4	996.4	6.7%
El Salvador	581.7	1,832.0	11.0%	504.2	1,588.0	10.6%
Panamá (2)	1,559.6	4,911.8	29.5%	1,497.1	4,715.1	31.5%
Mexico	0.0	0.0	0.0%	0.0	0.0	0.0%
Corporate and eliminations	0.1	0.3	0.0%	0.4	1.1	0.0%
Total (3)	5,292.9	16,669.8	100.0%	4,751.9	14,965.9	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Includes loans measured at fair value.
(2)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.
(3)	At December 31, 2015 and 2014, consumer loans include consumer leasing and consumer overdraft.
(4)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2015 of Ps 3,149.47

At December 31, 2015, BAC Credomatic’s mortgage loans had an individual average mortgage loan balance of U.S.$ 64,156 (Ps 202.1 million) with an average loan-to-value ratio of 59.2%. Given that BAC Credomatic’s mortgage loan portfolio has no significant exposure to the higher risk sectors such as vacation homes or second-home mortgages, it maintains a 90 days and more past due loan ratio of 1.2% and a coverage of 90 days and more past due loans of 21.3%.

Deposit activities

The following table shows BAC Credomatic’s deposit breakdown at the dates indicated. At December 31, 2015, 39% of BAC Credomatic’s deposit base was represented by demand deposits. Total deposits increased by 8.1% from December 31, 2014 to December 31, 2015. From December 31, 2005 to December 31, 2015, the CAGR of total deposits has been 18.4%.

	At December 31,
	2015	2014	2015	2014
	(in U.S.$ millions)		(in Ps billion)(1)
Demand deposits	4,755.9	4,223.6	14,978.6	13,302.3
Savings deposits	2,417.3	2,216.5	7,613.2	6,980.9
Time deposits	5,118.2	4,933.2	16,119.6	15,536.8
Total	12,291.4	11,373.3	38,711.4	35,819.9

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2015 of Ps 3,149.47

Distribution network

BAC Credomatic serves its customers throughout Central America with a diversified distribution network that includes branches, kiosks (non-cash machines which provide online banking capabilities as well as a full keyboard), ATMs, a standardized online banking platform, call centers, and mobile phone banking. Additionally, BAC Credomatic’s strong point-of-sale presence in 353,605 merchant locations in Central America at December 31, 2015 allows clients to perform various transactions, including purchases, using credit or debit cards, payments of credit card balances and loyalty program services.

BAC Credomatic serves its clients through multiple channels to cover the needs of different customer segments across the region.

The following map shows BAC Credomatic’s branch distribution at December 31, 2014 and 2015.

Source: BAC Credomatic at December 31, 2015.

At December 31, 2015 and 2014, BAC Credomatic had a network of 1,815 and 1,638 ATMs in the region, respectively. BAC Credomatic was the first bank in Central America to offer deposit capabilities with instant credit balance through its ATMs. Additionally, BAC Credomatic has 323 self-service kiosks.

BAC Credomatic deployed the first mobile banking platform in Central America and expects to benefit from further regional penetration. BAC Credomatic’s mobile banking system is SMS-enabled and it has several smart phone applications under development.

Foreign exchange rate risk related to BAC Credomatic

Because of the BAC Credomatic acquisition and our other Central American acquisitions, Grupo Aval is exposed to changes in the values of current holdings and future cash flows denominated in other currencies. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates. Hedging instruments used to mitigate this risk include currency swaps and deposits as of December 31, 2015.

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

Our banking subsidiaries and their consolidated operations currently maintain their own technological infrastructure and software. We believe that this technology provides us with an opportunity to seek potential additional synergies as we implement our overall technology model: assisting with the standardization and implementation of systems developed in our subsidiaries.

One of our most successful initiatives to date has been the coordination of banking branches and electronic channels within our Colombian banks through A Toda Hora, S.A., or “ATH,” the administrator of our ATMs and the transactional services that flow through the Red Grupo Aval. Although these electronic channels have been fully implemented, we plan to continue to enhance their operations with new technology, especially through internet and mobile banking. The Red de Grupo Aval coordinates connectivity between branches, technical support, webpages and transactional Internet, mobile banking, banking correspondence and payments and collections.

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

We incurred Ps 1,030 billion of capital expenditures relating to information technology for the year ended December 31, 2015.

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

We follow corporate human resources policies that seek employee well-being in areas such as hiring, promotion and work-related development and training. In 2015 and 2014, we spent approximately Ps 8.4 billion and Ps 9.8 billion in corporate social responsibility initiatives, respectively.

Selected statistical data

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements included in this annual report as well as “Operating and financial review and prospects.” This information has been presented based on our financial records, which are prepared in accordance with IFRS. The selected statistical data of Grupo Aval at December 31, 2015 and 2014 and January 1, 2014 and for the years ended December 31, 2015, and 2014 have been derived from our audited annual consolidated financial statements prepared in accordance with IFRS that are included in this annual report. The selected financial data at December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013, 2012 and 2011 was prepared in accordance with Colombian Banking GAAP and is incorporated in this document as Appendix A.

Distribution of assets, liabilities and equity, interest rates and interest differential

•	Average statement of financial position has been calculated as follows: for 2014, we calculated our average statement of financial position based on balances at January 1, and December 31, 2014. For 2015, we calculated an average of period-end balances of December 31, 2014 and 2015. Average statement of financial position is usually calculated using more than two-period information considering that it provides more accurate information. However, as a result of our first time adoption of IFRS, our average statement of financial position has been calculated based on two-period information only.

Average Statement of Financial Position

For the years ended December 31, 2015 and 2014, the following table presents:

•	average balances calculated using actual balances for our assets and liabilities (beginning and end of year amounts);

•	interest income earned on assets and interest paid on liabilities; and

•	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning assets for the years ended December 31,
	2015			2014
	Average balance	Interest income earned	Average Yield	Average balance	Interest income earned	Average Yield
	(in Ps billions, except percentages)			(in Ps billions, except percentages)

ASSETS

Interest-earning assets:

Fixed Income Investments
Domestic
Peso-Denominated	13,850.4	740.2	5.3%	13,090.0	510.7	3.9%
Dollar-Denominated	2,866.8	130.1	4.5%	2,067.9	52.6	2.5%
Total domestic	16,717.2	870.2	5.2%	15,157.9	563.3	3.7%
Foreign	4,335.1	201.3	4.6%	3,797.2	209.9	5.5%
Total	21,052.3	1,071.5	5.1%	18,955.1	773.2	4.1%

Interbank loans and overnight funds
Domestic
Peso-Denominated	711.3	131.9	18.5%	592.5	195.6	33.0%
Dollar-Denominated	1,182.8	10.3	0.9%	640.7	12.6	2.0%
Total domestic	1,894.2	142.3	7.5%	1,233.2	208.2	16.9%
Foreign	1,152.1	49.5	4.3%	970.4	34.7	3.6%
Total	3,046.3	191.7	6.3%	2,203.6	242.9	11.0%

Loans and leases (1)
Domestic
Peso-Denominated	84,357.2	8,812.4	10.4%	75,065.6	7,739.9	10.3%
Dollar-Denominated	9,515.8	306.2	3.2%	8,100.3	220.0	2.7%
Total domestic	93,873.0	9,118.6	9.7%	83,165.9	7,959.9	9.6%
Foreign	34,633.0	3,693.7	10.7%	24,269.5	2,445.9	10.1%
Total	128,506.0	12,812.4	10.0%	107,435.4	10,405.7	9.7%

Total Loans and leases
Domestic
Peso-Denominated	85,068.5	8,944.4	10.5%	75,658.2	7,935.4	10.5%
Dollar-Denominated	10,698.6	316.5	3.0%	8,741.0	232.6	2.7%
Total domestic	95,767.1	9,260.9	9.7%	84,399.1	8,168.0	9.7%
Foreign	35,785.1	3,743.2	10.5%	25,239.9	2,480.6	9.8%
Total	131,552.3	13,004.1	9.9%	109,639.0	10,648.6	9.7%

Total interest-earning assets
Domestic
Peso-Denominated	98,918.9	9,684.6	9.8%	88,748.2	8,446.1	9.5%
Dollar-Denominated	13,565.4	446.6	3.3%	10,808.9	285.2	2.6%
Total domestic	112,484.3	10,131.1	9.0%	99,557.1	8,731.3	8.8%
Foreign	40,120.2	3,944.5	9.8%	29,037.0	2,690.5	9.3%
Total	152,604.6	14,075.6	9.2%	128,594.1	11,421.8	8.9%

Total non interest-earning assets	45,156.2	-	-	38,756.1	-	-

Total interest-earning and non interest-earning assets
Domestic
Peso-Denominated	121,594.0	9,684.6	8.0%	112,651.5	8,446.1	7.5%
Dollar-Denominated	21,229.2	446.6	2.1%	14,397.9	285.2	2.0%
Total domestic	142,823.2	10,131.1	7.1%	127,049.4	8,731.3	6.9%
Foreign	54,937.5	3,944.5	7.2%	40,300.7	2,690.5	6.7%
Total	197,760.7	14,075.6	7.1%	167,350.2	11,421.8	6.8%

	Average statement of financial position and income from interest-bearing and non-interest- bearing liabilities and equity for the years ended December 31,
	2015			2014
	Average balance	Interest expense paid	Average Yield	Average balance	Interest expense paid	Average Yield
	(in Ps billions, except percentages)			(in Ps billions, except percentages)

LIABILITIES AND EQUITY

Interest-bearing liabilities

Checking accounts
Domestic
Peso-Denominated	3,594.7	108.4	3.0%	3,700.6	122.4	3.3%
Dollar-Denominated	1,195.4	1.2	0.1%	1,180.7	1.8	0.2%
Total domestic	4,790.1	109.6	2.3%	4,881.3	124.2	2.5%
Foreign	10,014.9	73.6	0.7%	6,995.6	47.1	0.7%
Total	14,805.0	183.2	1.2%	11,876.9	171.3	1.4%

Saving accounts
Domestic
Peso-Denominated	39,311.4	1,345.1	3.4%	37,375.5	1,226.5	3.3%
Dollar-Denominated	506.3	(6.3)	(1.2%)	345.0	(3.6)	(1.0%)
Total domestic	39,817.7	1,338.8	3.4%	37,720.5	1,222.9	3.2%
Foreign	6,458.1	87.4	1.4%	4,623.2	58.1	1.3%
Total	46,275.8	1,426.2	3.1%	42,343.7	1,280.9	3.0%

Time deposits
Domestic
Peso-Denominated	24,900.4	1,410.9	5.7%	21,566.0	1,070.9	5.0%
Dollar-Denominated	7,965.7	131.2	1.6%	5,273.3	94.4	1.8%
Total domestic	32,866.1	1,542.2	4.7%	26,839.3	1,165.3	4.3%
Foreign	14,096.5	680.7	4.8%	10,712.8	467.6	4.4%
Total	46,962.6	2,222.8	4.7%	37,552.1	1,632.9	4.3%

Interbank and overnight funds (2)
Domestic
Peso-Denominated	6,717.1	332.3	4.9%	4,680.7	175.4	3.7%
Dollar-Denominated	344.5	1.5	0.4%	354.0	3.6	1.0%
Total domestic	7,061.6	333.8	4.7%	5,034.7	179.0	3.6%
Foreign	158.0	6.8	4.3%	117.7	6.0	5.1%
Total	7,219.6	340.6	4.7%	5,152.4	185.0	3.6%

Borrowings from banks and other
Domestic
Peso-Denominated	3,650.0	77.3	2.1%	3,449.2	108.5	3.1%
Dollar-Denominated	4,193.0	49.2	1.2%	2,676.5	28.1	1.0%
Total domestic	7,843.0	126.4	1.6%	6,125.7	136.6	2.2%
Foreign	10,682.8	411.1	3.8%	8,202.4	287.9	3.5%
Total	18,525.8	537.5	2.9%	14,328.1	424.4	3.0%

Long-term debt
Domestic
Peso-Denominated	6,870.8	592.7	8.6%	6,946.1	494.3	7.1%
Dollar-Denominated	7,435.9	375.6	5.1%	5,793.2	268.0	4.6%
Total domestic	14,306.7	968.3	6.8%	12,739.4	762.4	6.0%
Foreign	1,042.0	72.8	7.0%	699.5	41.8	6.0%
Total	15,348.6	1,041.1	6.8%	13,438.9	804.2	6.0%

Total interest-bearing liabilities
Domestic
Peso-Denominated	85,044.4	3,866.7	4.5%	77,718.2	3,197.9	4.1%
Dollar-Denominated	21,640.7	552.4	2.6%	15,622.6	392.4	2.5%
Total domestic	106,685.1	4,419.1	4.1%	93,340.8	3,590.3	3.8%
Foreign	42,452.3	1,332.4	3.1%	31,351.2	908.4	2.9%
Total interest-bearing liabilities	149,137.4	5,751.5	3.9%	124,692.1	4,498.7	3.6%

Total non interest-bearing liabilities and equity	48,623.3	-	-	42,658.1	-	-

Total liabilities and equity	197,760.7	5,751.5	2.9%	167,350.2	4,498.7	2.7%

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.” See “Item 11. Quantitative and Qualitative disclosure about risk – Credit Classification and Provisioning.”

(2)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Changes in net interest income and expenses – volume and rate analysis

The following tables allocate by currency of denomination, changes in our net interest income to changes in average volume, changes in nominal rates and the net change caused by changes in both average volume and nominal rates for the year ended December 31, 2015 compared to the year ended December 31, 2014. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume.

	2015 - 2014 Increase (decrease) due to changes in
	Volume	Rate	Net change
	(in Ps billions, except percentages)

Interest-earning assets:

Fixed Income Investments
Domestic
Peso-Denominated	40.6	188.9	229.5
Dollar-Denominated	36.2	41.2	77.5
Total domestic	76.9	230.1	307.0
Foreign	25.0	(33.6)	(8.7)
Total	101.9	196.5	298.3

Interbank loans and overnight funds
Domestic
Peso-Denominated	22.0	(85.7)	(63.6)
Dollar-Denominated	4.7	(7.0)	(2.3)
Total domestic	26.8	(92.7)	(65.9)
Foreign	7.8	7.0	14.8
Total	34.6	(85.7)	(51.2)

Loans and leases (1)
Domestic
Peso-Denominated	970.7	101.9	1,072.6
Dollar-Denominated	45.5	40.6	86.2
Total domestic	1,016.2	142.6	1,158.8
Foreign	1,105.3	142.6	1,247.9
Total	2,121.5	285.1	2,406.6

Total interest-earnings assets
Domestic
Peso-Denominated	1,033.3	205.1	1,238.4
Dollar-Denominated	86.5	74.9	161.4
Total domestic	1,119.8	280.0	1,399.8
Foreign	1,138.1	115.9	1,254.0
Total interest-earnings assets	2,257.9	395.9	2,653.8

Interest-bearing liabilities

Checking accounts
Domestic
Peso-Denominated	(3.2)	(10.8)	(14.0)
Dollar-Denominated	-	(0.6)	(0.6)
Total domestic	(3.2)	(11.4)	(14.6)
Foreign	22.2	4.3	26.5
Total	19.0	(7.1)	11.9

Saving accounts
Domestic
Peso-Denominated	66.2	52.4	118.6
Dollar-Denominated	(2.0)	(0.7)	(2.7)
Total domestic	64.2	51.7	115.9
Foreign	24.8	4.5	29.3
Total	89.1	56.2	145.2

Time deposits
Domestic
Peso-Denominated	188.9	151.1	340.1
Dollar-Denominated	44.4	(7.5)	36.8
Total domestic	233.3	143.6	376.9
Foreign	163.4	49.6	213.0
Total	396.7	193.2	589.9

Interbank and overnight funds
Domestic
Peso-Denominated	100.7	56.2	156.9
Dollar-Denominated	-	(2.1)	(2.1)
Total domestic	100.7	54.1	154.8
Foreign	1.7	(0.9)	0.9
Total	102.4	53.2	155.6

Borrowings from banks and other
Domestic
Peso-Denominated	4.3	(35.5)	(31.2)
Dollar-Denominated	17.8	3.3	21.1
Total domestic	22.0	(32.2)	(10.1)
Foreign	95.5	27.8	123.2
Total	117.5	(4.4)	113.1

Long-term debt
Domestic
Peso-Denominated	(6.5)	104.9	98.4
Dollar-Denominated	83.0	24.6	107.5
Total domestic	76.5	129.5	205.9
Foreign	23.9	7.1	31.0
Total	100.4	136.5	236.9

Total interest-bearing liabilities
Domestic
Peso-Denominated	333.1	335.6	668.7
Dollar-Denominated	153.6	6.4	160.0
Total domestic	486.7	342.1	828.8
Foreign	348.4	75.5	424.0
Total interest-bearing liabilities	835.1	417.6	1,252.7

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.” See “Item 11. Quantitative and Qualitative disclosure about risk – Credit Classification and Provisioning.”

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the years ended December 31, 2015 and 2014.

	For the year ended December 31,
	2015	2014
	(in Ps billions, except percentages)

Interbank loans and overnight funds
Domestic
Peso-denominated	711.3	592.5
Dollar-denominated	1,182.8	640.7
Total Domestic	1,894.2	1,233.2
Foreign	1,152.1	970.4
Total	3,046.3	2,203.6

Loans and leases (1)
Domestic
Peso-denominated	84,357.2	75,065.6
Foreign currency-denominated	9,515.8	8,100.3
Total Domestic	93,873.0	83,165.9
Foreign	34,633.0	24,269.5
Total	128,506.0	107,435.4

Fixed Income Investments
Domestic
Peso-denominated	13,850.4	13,090.0
Foreign currency-denominated	2,866.8	2,067.9
Total Domestic	16,717.2	15,157.9
Foreign	4,335.1	3,797.2
Total	21,052.3	18,955.1

Total average interest-earning assets
Domestic
Peso-denominated	98,918.9	88,748.2
Foreign currency-denominated	13,565.4	10,808.9
Total Domestic	112,484.3	99,557.1
Foreign	40,120.2	29,037.0
Total	152,604.6	128,594.1

Gross interest earned
Domestic
Peso-denominated	9,684.6	8,446.1
Foreign currency-denominated	446.6	285.2
Total Domestic	10,131.1	8,731.3
Foreign	3,944.5	2,690.5
Total	14,075.6	11,421.8

Net interest income (2)
Domestic
Peso-denominated	5,817.9	5,248.2
Foreign currency-denominated	(105.8)	(107.2)
Total Domestic	5,712.0	5,141.0
Foreign	2,612.1	1,782.1
Total	8,324.2	6,923.1

Average yield on interest-earning assets
Domestic
Peso-denominated	9.8%	9.5%
Foreign currency-denominated	3.3%	2.6%
Total Domestic	9.0%	8.8%
Foreign	9.8%	9.3%
Total	9.2%	8.9%

Net interest margin (3)
Domestic
Peso-denominated	5.9%	5.9%
Foreign currency-denominated	(0.8%)	(1.0%)
Total Domestic	5.1%	5.2%
Foreign	6.5%	6.1%
Total	5.5%	5.4%

Interest spread on loans and leases (4)
Domestic
Peso-denominated	6.2%	6.4%
Foreign currency-denominated	1.9%	1.4%
Total Domestic	5.9%	6.0%
Foreign	7.9%	7.5%
Total	6.4%	6.3%

Interest spread on total interest-earning assets (5)
Domestic
Peso-denominated	5.2%	5.4%
Foreign currency-denominated	0.7%	0.1%
Total Domestic	4.9%	4.9%
Foreign	6.7%	6.4%
Total	5.4%	5.3%

(1)	Includes immaterial amount of interest earned on loans rated “C,” “D” and “E” for each year presented.

(2)	Net interest income is calculated as interest income less interest paid and includes accrued interest, on interbank and overnight funds.

(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, determined based on monthly ending balances during the applicable period.

(4)	Interest spread on loans and leases is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing liabilities.

(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

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

As established in IAS 39 investments are classified as “trading,” “available for sale” or “held to maturity.” Trading investments are investments acquired primarily to obtain profits from fluctuations in short-term prices and are recorded at fair value. The difference between current and previous fair value is added to, or subtracted from, the value of the investment and credited or charged to earnings. “Available for sale” investments are those investments that we intend, and are able, to hold for at least six months and are recorded on the balance sheet at fair value with changes to the values of these securities recorded in a separate equity account classified as “unrealized gains and losses”; when a portion of the gains or losses is realized, such amount is transferred to the consolidated income statement. “Held to maturity” investments are investments acquired and that we intend, and are able, to hold until maturity, and are recorded at amortized cost.

The following table presents the book value of our investments in debt and equity securities, net of allowance for investment securities losses, at the dates indicated.

	At December 31,
	2015	2014
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Republic of Colombia (1)	12,205.6	12,869.8
Securities issued or secured by the Colombian Central Bank	-	-
Securities issued or secured by other Colombian government entities	2,369.6	2,455.1
Securities issued or secured by other financial entities (2)	610.2	651.1
Other securities (3)	158.9	257.8
Total peso-denominated	15,344.3	16,233.8
Foreign currency-denominated
Securities issued or secured by the Republic of Colombia (1)	1,347.3	1,043.8
Securities issued or secured by foreign Central Banks	807.2	433.3
Securities issued or secured by other Colombian government entities	513.9	355.8
Securities issued by foreign governments	2,080.1	1,593.7
Securities issued or secured by other financial entities (2)	3,546.2	3,418.4
Other securities (3)	805.5	1,119.4
Total foreign currency-denominated	9,100.2	7,964.4
Total debt securities, net	24,444.5	24,198.2
Equity securities, net	2,218.9	2,043.1
Total investment securities, net	26,663.4	26,241.3

(1)	Includes Colombian Government-issued treasuries (Títulos de Tesorería), or “TESs.”

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At December 31, 2015 and 2014, we held securities issued by foreign governments and in the principal amounts, as follows.

At December 31,	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)

2015
	Brazil	6.3	2,010
	Costa Rica	846.8	268,866
	Mexico	31.9	10,137
	Panamá	496.5	157,656
	United States of America	34.2	10,827
	El Salvador	134.9	42,829
	Guatemala	106.3	33,765
	Nicaragua	1.5	480
	Honduras	421.7	133,883
	Total 2015	2,080.1	660,453
2014
	Brazil	28.7	11,992
	Costa Rica	565.8	236,512
	Mexico	33.1	13,793
	Panamá	379.9	158,773
	United States of America	50.9	21,277
	El Salvador	49.4	20,647
	Guatemala	126.6	52,928
	Nicaragua	1.7	702
	Honduras	345.1	144,261
	Perú	12.5	5,240
	Total 2014	1,593.7	666,125

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at December 31, 2015 issued by governments or government entities.

	At December 31, 2015
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian Government	606.6	5.88%	5,630.9	7.65%	4,346.6	8.48%	1,621.6	8.89%	12,205.6	8.02%
Securities issued or secured by the Colombian Central Bank	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Securities issued or secured by Colombian government entities	2,285.8	3.74%	13.0	9.78%	70.8	7.85%	-	0.00%	2,369.6	3.90%
Securities issued or secured by other financial entities	197.0	6.49%	383.1	7.51%	30.0	10.46%	0.2	3.15%	610.2	7.33%
Other securities	2.9	6.64%	18.4	6.12%	137.4	8.61%	0.3	23.06%	158.9	8.31%
Total peso-denominated	3,092.3	4.34%	6,045.4	7.65%	4,584.7	8.48%	1,622.0	8.89%	15,344.3	7.36%

Foreign currency-denominated
Securities issued or secured by the Colombian Government	17.9	0.00%	1,248.2	1.97%	81.2	3.79%	-	0.00%	1,347.3	2.05%
Securities issued or secured by foreign Central Banks	678.0	5.88%	119.3	5.77%	10.0	7.97%	-	0.00%	807.2	5.89%
Securities issued or secured by Colombian government entities	-	0.00%	115.4	3.66%	391.5	5.39%	7.1	6.32%	513.9	5.02%
Securities issued by foreign governments	706.5	3.31%	1,223.9	4.56%	149.7	5.33%	-	0.00%	2,080.1	4.19%
Securities issued or secured by other financial entities	785.8	2.28%	2,311.3	3.32%	449.1	6.75%	-	0.00%	3,546.2	3.53%
Other securities	64.8	2.75%	225.2	5.37%	515.4	7.61%	0.0	4.36%	805.5	6.59%
Total foreign currency-denominated	2,252.9	3.68%	5,243.3	3.44%	1,596.9	6.42%	7.1	6.32%	9,100.2	4.03%

Total debt securities, net	5,345.2	4.06%	11,288.7	5.69%	6,181.6	7.95%	1,629.1	8.88%	24,444.6	6.12%

Equity securities, net									2,218.9

Total investment securities, net									26,663.4

(1)	Yield was calculated using the internal rate of return, or “IRR,” at December 31, 2015.

At December 31, 2015, we had the following investments in securities of issuers that exceeded 10% of our controlling equity.

	December 31, 2015
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian Central government	Ministry of Finance	13,579.0	13,579.0
Securities issued or secured by Colombian government entities	Finagro	2,058.5	2,049.2
Total		15,637.5	15,628.2

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit and mortgage loans for the periods indicated.

	At December 31,
	2015	2014
	(in Ps billions)
Domestic
Commercial
General purpose loans (1)	46,614.4	40,508.2
Loans funded by development banks	2,514.5	2,021.1
Working capital loans	10,269.9	9,388.7
Credit cards	395.8	395.4
Overdrafts	191.6	175.7
Leases	7,824.0	7,316.8
Interbank loans and overnight funds	2,557.9	1,230.4
Total commercial	70,368.2	61,036.2

Consumer
Credit cards	4,063.6	3,598.4
Personal loans	19,812.9	17,457.7
Automobile and vehicle loans	2,940.6	2,587.9
Overdrafts	38.0	44.2
Loans funded by development banks	0.1	0.1
General purpose loans	199.5	148.7
Working capital loans	0.1	-
Leases	36.8	30.9
Total consumer	27,091.6	23,867.8

Microcredit	399.3	372.3
Mortgages	4,758.4	3,640.6

Total domestic	102,617.4	88,916.9

Foreign
Commercial
General purpose loans (1)	11,114.1	6,798.8
Loans funded by development banks	-	-
Working capital loans	5,512.3	4,259.0
Credit cards	-	-
Overdrafts	334.0	226.2
Leases	642.5	432.0
Interbank loans and overnight funds	1,527.1	777.1
Total commercial	19,130.0	12,493.1

Consumer
Credit cards	7,177.6	4,815.0
Personal loans	5,461.2	3,529.9
Automobile and vehicle loans	2,294.0	1,536.2
Overdrafts	52.5	37.0
Loans funded by development banks	-	-
General purpose loans	-	-
Working capital loans	-	-
Leases	153.6	93.0
Total consumer	15,139.0	10,011.1

Microcredit	-	-
Mortgages	8,659.7	6,137.5

Total foreign	42,928.6	28,641.7

Total portfolio	145,546.0	117,558.5
Allowance for loan portfolio	(3,718.3)	(3,157.8)
Total portfolio, net	141,827.7	114,400.7

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

We classify our loan portfolio into the categories set forth below. Leases are included as applicable in each category:

•	Commercial loans: Commercial loans are granted to companies or individuals to carry out economic activities.

•	Consumer loans: Consumer loans are granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services.

•	Microcredit loans: Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente), or “SMMLV,” without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the SMMLV.

•	Mortgages: Mortgages are loans granted to individuals for the purchase of new or used housing or to build a home, all in accordance with Law 546 of 1999. These loans include loans that are denominated in UVR or Colombian pesos, are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of five to 30 years. Maturity and interest rate sensitivity of loans and leases

The following table presents the maturities of our loan portfolio at December 31, 2015.

	At December 31, 2015
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Domestic
Commercial
General purpose loans	18,577.7	21,672.8	6,363.9	46,614.4
Loans funded by development banks	614.3	1,335.6	564.6	2,514.5
Working capital loans	9,035.2	793.6	441.1	10,269.9
Credit cards	246.4	148.2	1.2	395.8
Overdrafts	191.6	-	-	191.6
Leases	2,364.9	3,878.1	1,581.0	7,824.0
Interbank loans and overnight funds	2,557.9	-	-	2,557.9
Total commercial	33,588.0	27,828.4	8,951.8	70,368.2
Consumer
Credit cards	2,525.8	1,523.6	14.2	4,063.6
Personal loans	3,822.1	10,048.0	5,942.8	19,812.9
Automobile and vehicle loans	850.5	1,983.3	106.8	2,940.6
Overdrafts	38.0	-	-	38.0
Loans funded by development banks	-	-	-	0.1
General purpose loans	93.1	106.2	0.1	199.5
Working capital loans	0.1	-	-	0.1
Leases	10.5	25.8	0.4	36.8
Total consumer	7,340.3	13,686.9	6,064.4	27,091.6
Microcredit	210.6	188.3	0.4	399.3
Mortgages	464.2	1,419.4	2,874.8	4,758.4

Total domestic portfolio	41,603.0	43,123.0	17,891.4	102,617.4
Foreign
Commercial
General purpose loans	1,727.4	3,065.0	6,321.7	11,114.1
Loans funded by development banks	-	-	-	-
Working capital loans	4,751.2	661.8	99.3	5,512.3
Credit cards	-	-	-	-
Overdrafts	327.0	7.0	-	334.0
Leases	32.9	516.1	93.6	642.5
Interbank loans and overnight funds	1,527.1	-	-	1,527.1
Total commercial	8,365.6	4,249.9	6,514.5	19,130.0
Consumer
Credit cards	6,934.6	197.0	46.1	7,177.6
Personal loans	166.3	1,821.6	3,473.3	5,461.2
Automobile and vehicle loans	28.5	1,179.6	1,085.9	2,294.0
Overdrafts	51.3	1.2	-	52.5
Loans funded by development banks	-	-	-	-
General purpose loans	-	-	-	-
Working capital loans	-	-	-	-
Leases	6.7	69.6	77.3	153.6
Total consumer	7,187.4	3,269.0	4,682.6	15,139.0
Microcredit	-	-	-	-
Mortgages	7.8	148.5	8,503.4	8,659.7

Total foreign portfolio	15,560.7	7,667.3	19,700.5	42,928.6
Total loan portfolio	57,163.7	50,790.3	37,591.9	145,546.0

The following table presents our loan portfolio due after one year and within one year or less at December 31, 2015, broken down between fixed and variable rates.

At December 31, 2015
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Domestic	30,560.8
Foreign	2,299.7
Total	32,860.5
Fixed rate:
Domestic	11,042.2
Foreign	13,261.0
Total	24,303.2
Total loans with maturity of one year or less	57,163.7
Loans with maturity of more than one year
Variable rate:
Domestic	37,710.3
Foreign	6,980.3
Total	44,690.6
Fixed rate:
Domestic	23,304.1
Foreign	20,387.6
Total	43,691.7
Total loans with maturity of more than one year	88,382.3
Total loan portfolio	145,546.0

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

	At December 31,
	2015	%	2014	%
	(in Ps billions, except percentages)
Agricultural	3,719.7	2.6	3,172.7	2.7
Mining products and oil	2,406.9	1.7	2,534.3	2.2
Food, beverage and tobacco	6,080.9	4.2	4,735.4	4.0
Chemical production	4,929.7	3.4	4,770.1	4.1
Other industrial and manufacturing products	4,311.3	3.0	3,751.1	3.2
Government	3,356.4	2.3	2,690.1	2.3
Construction	9,326.2	6.4	8,067.4	6.9
Trade and tourism	1,712.7	1.2	1,206.3	1.0
Transportation and communications	7,892.4	5.4	6,458.0	5.5
Public services	5,051.5	3.5	4,135.1	3.5
Consumer services(1)	60,374.9	41.5	47,133.0	40.1
Commercial services(2)	34,280.8	23.6	26,352.6	22.4
Other	2,102.6	1.4	2,552.4	2.2
Total loan portfolio	145,546.0	100.0	117,558.5	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.

(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect at the relevant dates.

	Loan portfolio by type of loan
	2015	2014
	(in Ps billions)
Domestic
Commercial loans	70,368.2	61,036.2
Commercial loans	67,810.2	59,805.9
Interbank loans and overnight funds	2,557.9	1,230.4
Consumer loans	27,091.6	23,867.8
Microcredit loans	399.3	372.3
Mortgages	4,758.4	3,640.6
Total domestic loan portfolio	102,617.4	88,916.9
Allowance for loans and financial lease losses	(3,189.7)	(2,749.9)
Total domestic loan portfolio, net	99,427.7	86,167.0

	Loan portfolio by type of loan
	2015	2014
	(in Ps billions)
Foreign
Commercial loans	19,130.0	12,493.1
Commercial loans	17,602.9	11,716.0
Repo and interbank	1,527.1	777.1
Consumer loans	15,139.0	10,011.1
Microcredit loans	-	-
Mortgages	8,659.7	6,137.5
Total foreign loan portfolio	42,928.6	28,641.7
Allowance for loans and financial lease losses	(528.6)	(407.9)
Total foreign loan portfolio, net	42,400.0	28,233.8
Total loan portfolio, net	141,827.7	114,400.7

Risk categories

Our banks define risk classifications for loans and financial leases based on the Superintendency of Finance’s guidelines. Management at each of our bank subsidiaries assigns loans and financial leases to these categories on the basis of models developed by management and reviewed by the Superintendency of Finance. These models incorporate both subjective and objective criteria. See Note 4 to our audited consolidated financial statements.

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

Category C — “Appreciable risk”: Loans and financial leases in this category have debtors with insufficient capacity to pay or relate to projects with insufficient cash flow, which may compromise the normal collection of the obligations.

Category D — “Significant risk”: Loans and financial leases in this category have the same deficiencies as loans in category C, but to a greater extent; consequently, the probability of collection is very low.

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following tables present the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
	2015	%	2014	%
	(in Ps billions, except percentages)
“A” Normal risk	136,445.6	93.7	109,930.6	93.5
“B” Acceptable risk, above normal	3,054.9	2.1	2,941.6	2.5
“C” Appreciable risk	3,393.2	2.3	2,455.3	2.1
“D” Significant risk	1,662.2	1.1	1,414.6	1.2
“E” Risk of non-recoverability	990.1	0.7	816.5	0.7
Total loan portfolio	145,546.0	100.0	117,558.5	100.0
Loan portfolio classified as “C,” “D” and ”E” as a percentage of total loan portfolio		4.2		4.0

Past due loans classified in Performing and Non-Performing loans

The following table presents our performing loans (from 31 days past due to 89 days past due) and our non-performing loans (more than 90 days past due).

	Past due loans
	2015	2014
Performing past due loans
Commercial loans	346.2	303.6
Consumer loans	502.0	460.5
Microcredit loans	16.7	15.2
Mortgages	75.9	59.7
Total performing past due loans	940.9	839.0

Non Performing Past Due loans
Commercial loans	1,139.9	987.3
Consumer loans	636.6	585.1
Microcredit loans	28.6	31.3
Mortgages	119.0	102.1
Total non performing past due loans	1,924.2	1,705.8
Total domestic Past due loans	2,865.1	2,544.8

Foreign
Performing past due loans
Commercial loans	44.8	97.8
Consumer loans	316.0	224.0
Microcredit loans	-	-
Mortgages	104.6	93.3
Total performing past due loans	465.4	415.1

Non Performing Past Due loans
Commercial loans	100.5	66.2
Consumer loans	228.0	153.1
Microcredit loans	-	-
Mortgages	101.7	86.0
Total non performing past due loans	430.2	305.2
Total foreign Past due loans	895.6	720.3
Total past due loans	3,760.6	3,265.0

Past due loans classification Secured and Unsecured

The following table presents information with respect to our secured and unsecured loan portfolios 31 days past due.

	At December 31,
	2015	%	2014	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	386.2	0.3	459.2	0.4
Consumer	196.4	0.1	158.6	0.1
Microcredit	9.9	-	8.5	-
Mortgages	287.9	0.2	244.1	0.2

Total 31 to 360 days	880.4	0.6	870.4	0.8
Total past due more than 360 days	329.1	0.2	264.8	0.2
Total current	58,169.0	41.0	45,148.9	39.5
Total secured loan portfolio	59,378.5	41.9	46,284.1	40.5
Unsecured(1)
Past due 31 to 360 days
Commercial	537.1	0.4	438.4	0.4
Consumer	1,332.1	0.9	1,118.8	1.0
Microcredit	19.9	-	20.3	-
Mortgages	-	-	-	-

Total 31 to 360 days	1,889.1	1.3	1,577.5	1.4
Total past due more than 360 days	662.0	0.5	552.3	0.5
Total current	83,616.4	59.0	69,144.6	60.4
Total unsecured loan portfolio	86,167.5	60.8	71,274.5	62.3
Total loan portfolio, gross	145,546.0	102.6	117,558.5	102.8
Allowances	(3,718.3)	(2.6)	(3,157.8)	(2.8)
Total loan portfolio, net	141,827.7	100.0	114,400.7	100.0

(1)	Includes loans with personal guarantees.

Non-performing loans, performing loans, and performing troubled debt restructured loans

Performing and non performing troubled debt restructured loans

The following table presents our performing and non-performing troubled debt restructured loan portfolio classified into domestic and foreign loans, the gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that was included in net income for the period.

	At and for the year ended December 31, 2015
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	2,252.7	217.8	202.3
Foreign	480.7	73.2	72.7
Total performing and non-performing troubled debt restructured loan portfolio	2,733.4	291.0	275.0

The following table presents a summary of our troubled debt restructured loan portfolio, classified into domestic and foreign loans.

	At December 31,
	2015	2014
	(in Ps billions)
Domestic	2,252.7	2,046.9
Foreign	480.7	378.3
Total performing and non-performing troubled debt restructured loan portfolio(1)	2,733.4	2,425.3

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Allowance for loan losses

We record allowance for loan losses in accordance with IFRS. For further information regarding the regulation and methodologies for the calculation of such allowances, see Note 11 to our audited consolidated financial statements.

The following table presents the changes in the allowance for loan and financial lease losses during the periods indicated.

	Year ended December 31,
	2015	2014
	(in Ps billions)
Domestic
Balance at beginning of period	2,749.9	2,472.5
Impairment loss on loans and accounts receivable	3,269.7	2,952.7
Charge-offs	(1,114.8)	(1,068.2)
Effect of difference in exchange rate	1.2	1.7
Reclassification -Securitization	-	6.9
Reversals of impairment losses on loans and accounts receivable	(1,716.3)	(1,615.7)
Balance at end of year (domestic)	3,189.7	2,749.9

	Year ended December 31,
	2015	2014
	(in Ps billions)
Foreign
Balance at beginning of period	407.9	326.3
Impairment loss on loans and accounts receivable	517.7	316.0
Charge-offs	(521.6)	(308.5)
Effect of difference in exchange rate	124.6	74.0
Reclassification - Securitization	-	-
Reversals of Impairment losses on loans and accounts receivable	-	-
Balance at end of year (foreign)	528.6	407.9
Balance at end of year total	3,718.3	3,157.8

Recoveries of charged-off loans are recorded on the statement of income of our bank subsidiaries under “recovery of charged-off assets” and are not included in impairment loss on loans and accounts receivable.

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At December 31,
	2015	2014
	(in Ps billions)
Domestic
Commercial	1,754.7	1,489.6
Consumer	1,296.4	1,137.0
Microcredit	49.2	47.8
Mortgages	89.4	75.6
Total domestic	3,189.7	2,749.9

Foreign
Commercial	119.8	113.3
Consumer	385.4	270.1
Microcredit	-	-
Mortgages	23.4	24.5
Total foreign	528.6	407.9
Total allowance for loan losses	3,718.3	3,157.8

The following table presents the allocation of our allowance for loan losses by type of loan.

	At December 31,
	2015	%	2014	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	1,199.5	32.3	1,054.3	33.4
Loans funded by development banks	72.6	2.0	60.1	1.9
Working capital loans	234.4	6.3	170.6	5.4
Credit cards	40.2	1.1	31.1	1.0
Overdrafts	14.4	0.4	15.2	0.5
Leases	193.7	5.2	158.3	5.0
Total commercial	1,754.7	47.2	1,489.6	47.2

	At December 31,
	2015	%	2014	%
	(in Ps billions, except percentages)

Consumer
Credit cards	297.8	8.0	256.9	8.1
Personal loans	855.8	23.0	764.1	24.2
Automobile and vehicle loans	126.4	3.4	99.1	3.1
Overdrafts	5.5	0.1	6.1	0.2
Loans funded by development banks	-	-	0.1	-
General purpose loans	8.5	0.2	8.2	0.3
Working capital loans	-	-	-	-
Leases	2.3	0.1	2.5	0.1
Total consumer	1,296.4	34.9	1,137.0	36.0
Microcredit	49.2	1.3	47.8	1.5
Mortgages	89.4	2.4	75.6	2.4
Total domestic	3,189.7	85.8	2,749.9	87.1
Foreign
Commercial
General purpose loans	86.0	2.3	85.5	2.7
Loans funded by development banks	-	-	-	-
Working capital loans	25.9	0.7	20.9	0.7
Credit cards	-	-	-	-
Overdrafts	4.0	0.1	4.5	0.1
Leases	3.8	0.1	2.4	0.1
Total commercial	119.8	3.2	113.3	3.6
Consumer
Credit cards	262.5	7.1	207.4	6.6
Personal loans	110.8	3.0	52.1	1.6
Automobile and vehicle loans	7.5	0.2	6.0	0.2
Overdrafts	4.1	0.1	4.3	0.1
Loans funded by development banks	-	-	-	-
General purpose loans	-	-	-	-
Working capital loans	-	-	-	-
Leases	0.5	-	0.4	-
Total consumer	385.4	10.4	270.1	8.6
Microcredit	-	-	-	-
Mortgages	23.4	0.6	24.5	0.8
Total foreign	528.6	14.2	407.9	12.9
Total allowance for loan and lease losses	3.718.3	100.0	3,157.8	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the years indicated.

	Year ended December 31,
	2015	2014
	(in Ps billions)
Domestic
Commercial and consumer
General purpose loans	97.1	147.1
Loans funded by development banks	8.8	8.9
Working capital loans	23.6	28.4
Credit cards	261.8	223.6
Personal loans	550.0	547.5
Automobile and vehicle loans	48.3	54.5
Overdrafts	7.0	8.7
Leases	82.8	14.8
Total commercial and consumer	1,079.4	1,033.6
Microcredit	33.1	30.5
Mortgages and other	2.3	4.1
Total domestic	1,114.8	1,068.2
Foreign
Commercial and consumer
General purpose loans	32.7	15.6
Loans funded by development banks	-	-
Working capital loans	16.2	4.6
Credit cards	366.4	224.6
Personal loans	68.3	32.8
Automobile and vehicle loans	7.4	5.6
Overdrafts	15.7	9.6
Leases	1.2	0.5
Total commercial and consumer	507.9	293.3
Microcredit	-	-
Mortgages and other	13.7	15.2
Total foreign	521.6	308.5

Total charge-offs	1,636.4	1,376.7

The ratio of charge-offs to average outstanding loans for the periods indicated was as follows.

	Year ended December 31,
	2015	2014
	(in percentages)
Ratio of charge-offs to average outstanding loans	1.3%	1.3%

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

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments at December 31, 2015 and 2014. See “—Loan portfolio” above for a description of cross-border outstanding by type of foreign borrower.

	At December 31,
	2015	2014
	(in Ps billions)
Loans
Commercial
Costa Rica	3,548.3	2,304.6
El Salvador	1,270.6	924.9
Guatemala	4,360.3	2,813.6
Honduras	2,237.9	1,484.6
Nicaragua	2,016.2	1,294.2
Panamá	4,169.7	2,894.0
Total Commercial	17,603.0	11,715.9

Consumer
Costa Rica	2,222.6	1,395.4
El Salvador	937.1	567.1
Guatemala	658.2	381.4
Honduras	454.7	294.2
Nicaragua	773.1	483.2
Panamá	2,915.5	2,074.0
Total Consumer	7,961.2	5,195.3

Mortgages
Costa Rica	3,531.1	2,312.5
El Salvador	894.7	652.7
Guatemala	1,163.5	863.3
Honduras	732.6	563.9
Nicaragua	378.2	269.1
Panamá	1,959.5	1,476.1
Total Mortgages	8,659.6	6,137.6

Credit Cards
Costa Rica	1,954.5	1,205.1
El Salvador	938.4	754.8
Guatemala	1,327.8	894.2
Honduras	1,047.2	701.3
Nicaragua	370.6	257.0
Panamá	1,377.0	872.7
Mexico	162.1	130.7
Total Credit Cards	7,177.6	4,815.8

Total per country
Costa Rica	11,256.5	7,217.6
El Salvador	4,040.8	2,899.5
Guatemala	7,509.8	4,952.5
Honduras	4,472.4	3,044.0
Nicaragua	3,538.1	2,303.5
Panamá	10,421.7	7,316.8
Mexico	162.1	130.7

Investments
Brazil	1,263.3	1,261.4
Canada	1.7	6.3
Chile	272.3	488.0
Costa Rica	1,073.2	1,028.0
El Salvador	153.6	49.4
France	9.3	20.1
Germany	9.6	7.3
Guatemala	707.4	386.9
Honduras	497.3	415.1
Ireland	-	2.5
Mexico	85.7	207.9
Netherlands	16.7	24.7
Nicaragua	129.1	5.4
Panama	871.9	613.5
Peru	316.0	568.5
Spain	-	28.5
Switzerland	18.6	14.7
United Kingdom	46.4	38.6
United States of America	925.3	702.1
BAC San José Liquid Fund (BAC San José Fondo Líquido – Riesgo País Mixto)	16.8	43.0
Inversiones Bursatiles Credom. Riesgo País Mixto	2.2	2.4
Multilateral – Bladex (Foreign Trade Bank of Latin America)	130.9	104.3
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	12.9	28.5
Multilateral – Central American Bank for Economic Integration	0.3	5.3
Total investments	6,560.5	6,052.4

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at December 31, 2015 and 2014.

	At December 31,
	2015	2014
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	4,237.2	5,343.0
Time deposits	35,490.2	30,242.0
Savings deposits	42,684.9	36,950.4
Total	82,412.3	72,535.4
Non-interest-bearing deposits:
Checking accounts	14,271.7	13,315.0
Other deposits (1)	245.9	267.5
Total	14,517.6	13,582.5
Total domestic deposits	96,929.9	86,117.9

	At December 31,
	2015	2014
	(in Ps billions)
Foreign
Interest-bearing customer deposits:
Checking accounts	12,002.2	8,027.7
Time deposits	16,287.1	11,905.9
Savings deposits	7,613.2	5,303.0
Total	35,902.5	25,236.6

	At December 31,
	2015	2014
	(in Ps billions)
Non-interest-bearing customer deposits:
Checking accounts	2,919.7	2,071.0
Other deposits (1)	202.6	103.1
Total	3,122.3	2,174.0
Total foreign customer deposits	39,024.7	27,410.6
Total customer deposits	135,954.6	113,528.5

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following table presents time deposits, by amount and maturity at December 31, 2015.

	At December 31, 2015
	Peso- denominated	Foreign currency- denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	4,581.8	5,566.1	10,147.9
From 3 to 6 months	3,595.8	1,726.9	5,322.7
From 6 to 12 months	5,630.3	1,915.9	7,546.2
More than 12 months	7,922.6	534.4	8,456.9
Time deposits less than U.S.$100,000 (1)	3,787.4	229.2	4,016.6
Total domestic	25,517.8	9,972.4	35,490.2

Foreign (2)	-	16,287.1	16,287.1
Total	25,517.8	26,259.5	51,777.4

(1)	U.S.$100,000 is the equivalent of Ps 314,947,000 (translated at the representative market rate of Ps 3,149.47 to U.S.$1.00 at December 31, 2015).

(2)	Represents operations outside of Colombia.

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At December 31,
	2015	2014
	(in percentages)
ROAA: Return on average assets (1)	1.7	1.8
ROAE: Return on average equity attributable to controlling interest(2)	14.5	15.2
Average equity attributable to controlling interest as a percentage of average total assets	7.1	7.2
Period-end equity as a percentage of period-end total assets	10.6	11.9
Dividend payout ratio (3)	59.8	56.9

Source: Company calculations based on Grupo Aval data in accordance with IFRS.

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	Dividend payout ratio (dividends declared on both common and preferred shares, divided by net income).

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At December 31,
	2015		2014
	Amount	Nominal weighted average rate	Amount	Nominal weighted average rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	9,474.9	–	4,964.4	–
Average during period	7,219.6	4.7%	5,152.4	3.6%
Maximum amount of borrowing at any month-end(1)	9,474.9	–	4,964.4	–
Interest paid during the period	340.6	–	185.0	–

(1)	As of December 2015 and 2014, accordingly.

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

According to Decree 4172 of 2011, the “Unidad Administrativa Especial, Unidad de Proyección Normativa y Estudios de Regulación Financiera,” an independent unit of the Ministry of Finance is responsible for preparing and drafting any new financial, monetary, credit, securities, foreign exchange and insurance regulation to be issued by the Colombian Government.

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

According to Decree 2555 of 2010 and External Circular 100 of 1995 (“Basic Accounting and Financial Circular,”) as amended, and in order to facilitate the Superintendency of Finance’s supervision, financial institutions are required to consolidate the results of operations of all of their subsidiaries in order to present consolidated financial statements of the controlling entity and its subsidiaries, consolidated solvency ratios and capital adequacy requirements of the group. As Grupo Aval is not regulated as a financial institution or as a holding company of banking subsidiaries, it is not required to comply with these requirements; however, all of its financial subsidiaries are required to comply.

The Superintendency of Finance may also conduct onsite inspections of Colombian financial institutions and even of their subsidiaries located abroad, in the latter case, subject to the applicable laws of the subsidiary’s country of incorporation.

According to Article 48 of Decree 2080 of 2000 (as amended by Decree 4800 of 2010), when granting authorizations relating to foreign investment transactions made by direct shareholders of Colombian financial institutions in foreign financial entities, the Superintendency of Finance must take into account the possibility of exercising comprehensive and consolidated supervision. In addition, according to Law 1328 of 2009 and f Decree 2555 of 2010: (1) direct capital investments by Colombian financial institutions in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance, and (2) indirect capital investment (i.e., through a subsidiary) in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance if: (a) the initial investment equals or exceeds 10% of the investor’s paid-in capital, (b) additional investments equal or exceed 5% of the investor’s paid-in capital or (c) the financial regulatory authority of the country where the investments is to be made has not executed a memorandum of understanding with the Superintendency of Finance. Other indirect investments do not require the approval of the Superintendency of Finance but must be reported to such entity prior to the respective investment.

As an issuer of securities traded on the Colombian Stock Exchange, Grupo Aval is subject to the control of the Superintendency of Finance. Additionally, Grupo Aval’s financial and stock brokerage subsidiaries located in Colombia (including banks, finance corporations, financing companies, trust companies, managers of pensions and severance payment funds, bonded warehouses and stock brokerage firms) are each subject to the regulatory supervision of the Superintendency of Finance. The level of supervision and regulation is different, though, taking into account that Grupo Aval is not a financial institution. Grupo Aval is subject to supervision (control) as an issuer of securities traded on the Colombian Stock Exchange, while financial institutions and stock brokerage firms are subject to inspection and surveillance (inspección y vigilancia).

Fondo de Garantía de Instituciones Financieras

The Fondo de Garantía de Instituciones Financieras (“FOGAFIN”) was created pursuant to Law 117 of 1985. The primary function of FOGAFIN is to administer the deposit insurance system, with the objective of guaranteeing the deposits and savings held by the general public in Colombian financial institutions. See “—Troubled financial institutions – Deposit insurance.” The other primary purposes for which FOGAFIN was formed were to support the banking industry, to facilitate the privatization of financial institutions by the Colombian government, and to liquidate financial institutions under receivership.

FOGAFIN has tools and mechanisms that enable it to administer and temporarily take equity stakes in troubled financial institutions in order to allow it to determine whether a financial institution is viable or requires liquidation.

Securities Market Self-Regulatory Organization

Self-regulation in the capital markets was formally introduced in Colombia by Law 964 of 2005, and the securities market self-regulatory organization (Autoregulador del Mercado de Valores de Colombia), or “SRO,” was created in June 12, 2006.

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

As such, the Superintendency of Industry and Commerce is responsible for advancing administrative investigations of antitrust violations by financial and non-financial corporations, and has the power to impose corresponding sanctions.

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

Regulatory framework for Colombian financial institutions

Basic Framework: Decree 663 of 1993

The basic regulatory framework for the operations of the Colombian financial sector is set forth in the Financial System Organic Statute or “EOSF,” as amended by Laws 510 of 1999, 546 of 1999, 795 of 2003, 964 of 2005, 1328 of 2009 and 1555 of 2012. Decree 2555 of 2010 as well as in External Resolution 8 of 2000 (exchange control regulation statute) and External Resolution 4 of 2006 issued by the Board of Directors of the Colombian Central Bank.

The EOSF defines the structure of the Colombian financial system and establishes various business entities, including (1) credit institutions (which are further categorized into banks, finance corporations, financing companies and finance cooperatives), (2) financial services entities, (3) capitalization corporations, (4) insurance companies and (5) insurance intermediaries.

The EOSF also provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the Superintendency of Finance. Subject to prior approval of the Superintendency of Finance, foreign banks may operate in Colombia through their subsidiaries established and incorporated in Colombia. Under Law 1328 of 2009, foreign banks, as of July 15, 2013, are permitted to operate through their “branches” and are not obligated to incorporate a Colombian subsidiary. Operations through these branches will be subject to prior approval by the Superintendency of Finance. Among other legal requirements, branches have to meet the same minimum capital requirements as independent entities do.

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

Each credit institution must be separately authorized by the Superintendency of Finance before it may develop and provide financial services. Furthermore, the activities of credit institutions are subject to limitations and restrictions, including limitations and restrictions relating to the extension of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, and the administration of third-party funds. One of the principal restrictions on financial activities is that banks may not acquire or hold products, merchandise, shares of corporations, income bonds, or other similar securities, except: (1) when the bank has received those goods or securities as collateral for loans it has made or (2) with respect to shares, when they are issued by companies where banks are permitted to hold investments (mainly financial affiliates). Banks are also subject to other limitations, including limitations on lending activities.

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

Law 1328 of 2009, as amended by Law 1748 of 2014, provided a new set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions, in order to minimize disputes. This law also broadened the scope of permitted business activities by regulated entities: following its adoption, banks were allowed to operate leasing businesses under certain circumstances and to extend loans to third parties so that borrowers may acquire control of other companies.

In order to implement and enforce the provisions related to Colombia’s financial system, the Superintendency of Finance has issued periodic circulars and resolutions. The External Circular 007 of 1996, as amended, consolidates all of the rules and regulations applicable to financial institutions, including rules and regulations relating to the management, operations, investments, lending activities and money laundering prevention activities of financial institutions. The Basic Accounting and Financial Circular, consolidates all of the regulations applicable to the accounting and financial rules of financial institutions. Furthermore, the Basic Accounting and Financial Circular regulates the assessment of credit institutions’ investments, risk management, financial statements, information disclosure and inter-banking credits.

Violations of Laws 510 of 1999, 546 of 1999, 795 of 2003 or 1328 of 2009, as well as of specific provisions of Decree 663 of 1993 and their relevant regulations, are subject to administrative sanctions and, in some cases, criminal sanctions.

To prepare for the implementation of the Basel III accords in Colombia, the Ministry of Finance, in consultation with the Superintendency of Finance, issued Decree 1771 of 2012 and Decree 2392 of 2015 (both amended Decree 2555 and are deemed part of it). Pursuant to these new decrees, new capital components were included within the assets to be recognized as Tier One Capital, Additional Tier One Capital and Tier Two Capital. Under Decree 2392 of 2015, credit institutions are permitted to issue debt instruments that comply with certain regulatory requirements in order to include their outstanding principal amount as a component of Tier One Capital or Tier Two Capital. These requirements include, among others, provisions of perpetuity and loss absorption mechanism for Tier One Capital and loss absorption mechanisms for Tier Two Capital and amortization provisions in both cases. In such a case, the outstanding principal amount eligible to be included as Tier Two Capital amortizes on a straight-line, annual basis, during the five years immediately prior to their final maturity. Additionally, Decree 2392 established a transitional rule to issue debt instruments as component of Tier Two Capital meeting the requirements referred to in the preceding paragraph with the exception of the loss absorption mechanism and a special amortization rule for those debt instruments issued from December 31, 2015 to December 31, 2017 (“Transitional Tier Two Capital Instruments”) . The transitional rule provides that (i) 100% of the outstanding principal amount of the Transitional Tier Two Capital Instruments that are issued from December 31, 2015 to December 31, 2017 will be eligible to be included as Tier Two Capital until December 31, 2017. Subsequently, eligibility for inclusion of these instruments as Tier Two Capital will be phased out from then on, with the base for calculation set at an amount equivalent to the outstanding principal amount of all such Transitional Tier Two Capital Instruments as of December 31, 2017 (the “Transitional Tier Two Capital Base”). Starting on January 1, 2018 and on every anniversary thereafter, the percentage of the Transitional Tier Two Capital Base eligible to be included as Tier Two Capital will decrease by 10% per year. From January 1, 2026, the Transitional Tier Two Capital Instruments will no longer be eligible to be included as a component of Tier Two Capital. Notwithstanding the foregoing, beginning on the fifth year prior to the final maturity of the Transitional Tier Two Capital Instrument, the outstanding principal amount of such instrument that will be eligible to be included as Tier Two Capital will be the lesser of (i) the amount eligible for inclusion as determined based on the immediately preceding sentences and (ii) the amount that results from amortizing the outstanding principal amount of the instrument on a straight-line, annual basis during the five years prior to its final maturity.

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

The Colombian Central Bank also calculates the interbank rate (Interés Bancario de Referencia), or “IBR,” which acts as a reference of overnight, and one-month and three-month interbank loans, based on quotations submitted each business day by eight participating banks to the Colombian Central Bank. Using the median of the quotations submitted, the Colombian Central Bank calculates the overnight IBR each business day. The one-month and three-month IBRs are also calculated using the median of the quotations submitted each business day, based on the prices of interest rate swaps for each of these periods.

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

Capital Adequacy Requirements

Decree 2555 of 2010 (as modified by Decree 1771 of 2012, Decree 1648 of 2014, and Decree 2392 of 2015) sets forth capital adequacy requirements for Colombian credit institutions. Since August 1, 2013, technical capital for Colombian credit institutions consist of the sum of basic capital (patrimonio básico), or primary capital (Tier I), and secondary capital (patrimonio adicional), or secondary capital (Tier II). In addition, Primary capital (Tier I) consist of the sum of ordinary basic capital (patrimonio básico ordinario), or Common Equity Tier I, and additional basic capital (patrimonio básico adicional), or Additional Tier I. Tier I and Tier II as defined herein may differ to manner in which those terms are used in other jurisdictions.

Credit institutions’ technical capital must be at least 9.0% of that institution’s total risk-weighted assets and must also comply with a measure of “core solvency” for Common Equity Tier 1, which requires higher quality capital set at a minimum of 4.5% of risk-weighted assets.

Pursuant to Decree 2555 of 2010 (as amended) the Superintendency of Finance must grant prior approval of the eligibility of a debt, equity or hybrid instruments in order to be classified as Common Equity Tier I, Additional Tier I or Tier II.

The following tables set forth the consolidated capital adequacy information under Colombian IFRS for each of our Colombian banking subsidiaries and aggregate capital adequacy information for Grupo Aval at December 31, 2015 and 2014 as calculated under the Current Definition of Technical Capital.

Banco de Bogotá

	At December 31,
	2015	2014
	(in Ps billions)
Subscribed capital	3	3
Reserves and profits	10,307	9,226
Non-controlling interests	1,138	938
Unconsolidated financial sector investments	(23)	(56)

Less/more others
Goodwill	(2,630)	(1,810)
Unamortized pension liabilities	-	(13)
Others	(885)	(169)
Primary capital (Tier I)	7,909	8,119
Reserves and profits	568	697
Non-controlling interests	799	993
Unrealized gains/losses on securities available for sale(1)	(392)	(94)
Valuations	150	90
Subordinated bonds	3,905	1,845

Less:
Devaluations	(8)	0
Less/more others	23	16
Computed secondary capital (Tier II)	5,045	3,549
Technical capital	12,954	11,668
Risk-weighted assets	112,238	92,347
Value at risk	849	812
Regulatory value at risk(2)	9,432	9,028
Risk-weighted assets including regulatory value at risk	121,670	101,374
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	6.5%	8.0%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	4.1%	3.5%
Solvency ratio(3)	10.6%	11.5%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco de Occidente

	At December 31,
	2015	2014
	(in Ps billions)
Subscribed capital	5	5
Reserves and profits	3,103	2,435
Non-controlling interests	7	7
Unconsolidated financial sector investments	(141)	(4)

Less/more others:
Goodwill	-	–
Unamortized pension liabilities	-	–
Others	(10)	–
Primary capital (Tier I)	2,964	2,443
Reserves and profits	79	373
Non-controlling interests	3	3
Unrealized gains/losses on securities available for sale(1)	(117)	(19)
Valuations	48	39
Subordinated bonds	400	400

Less:
Devaluations	(1)	(0)
Less/more others	8	1
Computed secondary capital (Tier II)	420	798
Technical capital	3,384	3,241
Risk-weighted assets	29,243	24,852
Value at risk	144	245
Regulatory value at risk(2)	1,600	2,718
Risk-weighted assets including regulatory value at risk	30,843	27,570
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	9.6%	8.9%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.4%	2.9%
Solvency ratio(3)	11.0%	11.8%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco Popular

	At December 31,
	2015	2014
	(in Ps billions)
Subscribed capital	77	77
Reserves and profits	1,752	1,586
Non-controlling interests	27	13
Unconsolidated financial sector investments	(3)	(1)

Less/more others
Goodwill	(18)	–
Unamortized pension liabilities	-	(42)
Others	-	(8)
Primary capital (Tier I)	1,835	1,625
Reserves and profits	8	93
Non-controlling interests	-	1
Unrealized gains/losses on securities available for sale(1)	88	130
Valuations	6	3
Subordinated bonds	-	21

Less:
Devaluations	(0)	(0)
Less/more others	3	1
Computed secondary capital (Tier II)	104	249
Technical capital	1,940	1,873
Risk-weighted assets	15,675	13,935
Value at risk	151	133
Regulatory value at risk(2)	1,674	1,481
Risk-weighted assets including regulatory value at risk	17,349	15,416
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	10.6%	10.5%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	0.6%	1.6%
Solvency ratio(3)	11.2%	12.2%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco AV Villas

	At December 31,
	2015	2014
	(in Ps billions)
Subscribed capital	22	22
Reserves and profits	947	877
Non-controlling interests	-	–
Unconsolidated financial sector investments	(17)	(17)

Less/more others
Goodwill	-	–
Unamortized pension liabilities	-	–
Others	-	(6)
Primary capital (Tier I)	953	877

	At December 31,
	2015	2014
	(in Ps billions)
Reserves and profits	81	81
Non-controlling interests	-	–
Unrealized gains/losses on securities available for sale(1)	(72)	(17)
Valuations	1	0
Subordinated bonds	-	–

Less:
Devaluations	-	–
Less/more others	15	13
Computed secondary capital (Tier II)	26	77
Technical capital	979	955
Risk-weighted assets	7,765	6,819
Value at risk	110	68
Regulatory value at risk(2)	1,226	758
Risk-weighted assets including regulatory value at risk	8,991	7,577
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	10.6%	11.6%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	0.3%	1.0%
Solvency ratio(3)	10.9%	12.6%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Grupo Aval Aggregate

	At December 31,
	2015	2014
	(in Ps billions)
Subscribed capital	108	107
Reserves and profits	16,110	14,125
Non-controlling interests	1,172	959
Unconsolidated financial sector investments	(184)	(78)

Less/more others
Goodwill	(2,649)	(1,810)
Unamortized pension liabilities	-	(55)

Others	(895)	(183)
Primary capital (Tier I)	13,662	13,065
Reserves and profits	736	1,244
Non-controlling interests	802	997
Unrealized gains/losses on securities available for sale(1)	(493)	1
Valuations	205	133
Subordinated bonds	4,305	2,266

	At December 31,
	2015	2014
	(in Ps billions)
Less:
Devaluations	(9)	(0)
Less/more others	49	32
Computed secondary capital (Tier II)	5,595	4,673
Technical capital	19,257	17,738
Risk-weighted assets	164,921	137,952
Value at risk	1,254	1,259
Regulatory value at risk(2)	13,932	13,985
Risk-weighted assets including regulatory value at risk	178,853	151,938
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	7.6%	8.6%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	3.1%	3.1%
Solvency ratio(3)	10.8%	11.7%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

At December 31, 2015, our banks’ technical capital ratios were 10.6% (Banco de Bogotá), 11.0% (Banco de Occidente), 11.2% (Banco Popular) and 10.9% (Banco AV Villas) exceeding on average the requirement of the Colombian government and the Superintendency of Finance by 190 basis points.

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

Grupo Aval’s combined loan portfolio, net of allowances for impairment losses, accounted for 83.8% of our risk-weighted assets at December 31, 2015. The allowances for impairment losses corresponding to each of our banks’ operations is determined by measuring credit risk.

Mandatory Investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario, or “TDAs”) issued by Finagro, a government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended by External Resolution 5 of 2000, External Resolution 1 of 2002, External Resolution 2 of 2005, External Resolutions 2, 8, 9 and 17 of 2007, External Resolutions 2, 6, 8 and 14 of 2008, External Resolution 15 of 2012, External Resolution 7 of 2014 and External Resolution 19 of 2015. The Colombian Central Bank requires that each bank maintains a total investment in these bonds equal to 5.8% of its checking and savings deposits, plus 4.3% of its time deposits with a maturity of up to 18 months. Finagro may issue two different types of agricultural development bonds, Class A with an interest rate of four percentage points below the DTF rate (DTF-4) and Class B with an interest rate of two percentage points below the DTF rate (DTF-2). If the DTF interest rate falls to 4% or less, the profitability of the Class A TDAs will be 0%, and if the DTF rate falls to 2% or less, the profitability of the Class B TDAs will be 0%. Banks are required to invest 37% of the total mandatory investment in Class A TDAs and 63% in Class B TDAs; however, in accordance with the External Resolution 19 of 2015, from January 2016 to March 2016 banks are required to invest 50% of the total mandatory investment in Class A TDAs and 50% in Class B TDAs.

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

The minimum incorporation capital requirement for banks on an unconsolidated basis for 2016 was Ps 85.2 billion. Through the date hereof, all of our banks have consistently satisfied this incorporation capital requirement.

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

Foreign Currency Position Requirements

According to External Resolution 9 of 2013 issued by the Board of Directors of the Colombian Central Bank, a financial institution’s foreign currency position is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), realized or contingent, including those that may be sold in Colombian legal currency.

External Resolution 9 of 2013 of the Board of Directors of the Colombian Central Bank provides mandatory guidelines for foreign currency positions of financial institutions, including the following:

•	the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in foreign currency of 20.0% of the bank’s technical capital. Currency exchange intermediaries such as Banco de Bogotá are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5.0% of its technical capital. From July 6, 2016 and in accordance with article 1 of the External Resolution 1 of 2016, an article that will be in force on July 6, 2016, the average of a bank’s foreign currency position for three business days will not have any limits. At December 31, 2015, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions of U.S.$(3.5) million, U.S.$(6.5) million, U.S.$(2.9) million and U.S.$1.4 million, respectively, which fell within these regulatory guidelines.

•	foreign currency position in cash is defined as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days’ average foreign currency position in cash cannot exceed 50.0% of the bank’s technical capital. Currency exchange intermediaries such as Banco de Bogotá are permitted to hold a three business days’ average negative foreign currency position in cash not exceeding the equivalent in foreign currency of 20.0% its technical capital. At December 31, 2015, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions in cash of U.S.$(21.8) million, U.S.$(90.7) million, U.S.$(2.4) million and U.S.0.02 million, respectively, which fell within these regulatory guidelines; and

•	gross position of leverage, defined as (1) the value of the rights and obligations of term contracts denominated in foreign currency, plus (2) the value of transactions denominated in foreign currency to be settled in cash within one or more days, and (3) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. External Resolution 9 of 2013 (as amended by External

Resolution 1 of 2016) of the Board of Directors of the Colombian Central Bank establishes that the average of a bank’s gross position of leverage for three business days cannot exceed 550.0% of the technical capital of such bank. In calculating the gross position of leverage, External Resolution 9 of 2013 of the Board of Directors of the Colombian Central Bank excludes any foreign exchange transactions that intermediaries of the FX Market perform as local suppliers of liquidity of foreign currency using the Systems of Compensation and Liquidation of Currencies when there is a breach of payment by a participant. At December 31, 2015, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had an unconsolidated gross position of leverage of U.S.$5,337.3 million, U.S.$3,436.2 million, U.S.$5.7 million and U.S.$0 million, respectively, which fell within these regulatory guidelines.

Lending Limits

Title II, Book I of Part II of Decree 2555 of 2010, provides that a financial institution may not lend, individually or in the aggregate, to a single borrower an amount in excess of 10% of their Tier 1 Capital (Patrimonio Técnico) if the only security for such operation is the borrower’s equity. Nevertheless, commercial banks can lend to a single person an amount equivalent to 25% of their Tier 1 Capital (Patrimonio Técnico), as long as such loan is secured by eligible collateral and sufficient to secure a risk exceeding 5% of such equity.

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

At December 31, 2015, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on an unconsolidated basis was Ps 1,487.8 billion for unsecured loans and Ps 3,719.6 billion for secured loans. Banco de Occidente’s lending limit per borrower on an unconsolidated basis was Ps 333.4 billion for unsecured loans and Ps 833.5 billion for secured loans. Banco AV Villas’ lending limit per borrower on an unconsolidated basis was Ps 97.2 billion for unsecured loans and Ps 242.9 billion for secured loans. Banco Popular’s lending limit per borrower on an unconsolidated basis was Ps 186.3 billion for unsecured loans and Ps 465.8 billion for secured loans.

Reserve Requirements

Commercial banks are required by the Board of Directors of the Colombian Central Bank to satisfy reserve requirements with respect to deposits and other cash demands. These reserves are held by the Colombian Central Bank in the form of cash deposits. According to External Resolution 11 of 2008, as amended by External Resolution 5 of 2015, the reserve requirements for Colombian banks are measured bi-weekly and the amounts depend on the class of deposits.

The reserves of credit institutions range between zero and 11.0%. For example, credit institutions must maintain reserves of 11.0% for checking accounts and savings deposits, reserves of 4.5% for term deposits with a maturity of less than 540 days, and no reserves for term deposits with a maturity of more than 540 days.

Credit institutions must maintain these reserves in their accounts at the Colombian Central Bank or in cash.

Foreign Currency Loans

Colombian residents may only obtain foreign currency loans from foreign entities that obtain a code from the Colombian Central Bank. Such code has to be requested from the foreign exchange intermediary by the resident that wishes to obtain a loan from foreign entities or foreign individuals. Foreign currency loans must be either channeled through foreign exchange intermediaries (such as Colombian financial institutions) or deposited in offshore compensation accounts (i.e., specially designated accounts at foreign banks held by Colombian residents and registered before the Colombian Central Bank).

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

Law 1607 of 2012 has established that loans obtained abroad by banks incorporated under the laws of Colombia are not considered national source income for income tax purposes.

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

Allowance For Loan Losses

Under Colombian IFRS, calculation of allowances for loan losses in the separate financial statements of Colombian credit institutions differs from the way in which such allowances are calculated in their consolidated financial statements. Separate financial statements of credit institutions must follow the Superintendency of Finance guidelines relating to allowances for loan losses established in the Basic Accounting and Financial Circular, which refer to the adoption of System of Credit Risk Administration (Sistema de Administración de Riesgo de Crédito), or “SARC,” , by credit institutions.

The SARC adopted by each credit institution must contain policies and procedures defining the manner in which the institution assesses, evaluates, classifies, grades, controls and covers credit risk. Management must adopt policies and procedures to ensure adequate risk management in connection with the establishment of allowances and of lending and continuous monitoring standards.

Under the current model of allowances for loan losses for separate financial statements under Colombian IFRS, loans must be classified and graded in five different categories, from “A” to “E” as established by the

Superintendency of Finance. Loans classified in category “A” are considered “normal” or “ordinary,” with a regular credit risk. Loans classified in category “B” are those considered to have an acceptable risk. In category “C,” institutions must include loans with an appreciable risk, while in category “D,” loans with a significant or material credit risk. Finally, loans that are not able to be recovered, or that have a reduced chance of being recovered, must be classified in category “E.” Each bank must follow this system.

The Superintendency of Finance’s guidelines specify the criteria for classifying loans, including type of loan (i.e., commercial, consumer, mortgage or microcredit loans), age of loan, term of default and variation of the credit risk of the debtor (by determining repayment capability and payment record). Credit institutions are also required to apply specific allowances to particular categories of loans, which are calculated as a percentage of the outstanding balance using the Superintendency of Finance´s reference model.

For mortgage loans and microcredit loans a general allowance for loan losses of 1% of the principal amount must be established for each mortgage and microcredit loan. In addition to the general allowance, individual allowances for loan losses must be established.

The following table presents the minimum individual allowance for mortgage loan losses applicable to separate financial statements of Colombian credit institutions, as established by the Superintendency of Finance.

Credit category	Percentage of allowance over the guaranteed portion of the loan	Percentage of allowance over the non- guaranteed portion of the loan
A	1.0	1.0
B	3.2	100.0
C	10.0	100.0
D	20.0	100.0
E	30.0	100.0

The following table presents the minimum individual allowance for microcredit loan losses applicable to separate financial statements of Colombian credit institutions.

Credit grade	Minimum Allowance Percentage(1)	Minimum Allowance Percentage(2)
A	0.0	1.0
B	1.0	2.2
C	20.0	0.0
D	50.0	0.0
E	100.0	0.0

(1)	Allowance percentage that will be applied over the balance due on the loan, after discounting the value of acceptable guarantees, taking into account the rules provided in Annex 1 of Chapter II of Basic Accounting and Financial Circular.

(2)	Allowance percentage that will be applied over the balance due on the loan, without discounting the value of acceptable guarantees.

In any case, the minimum individual allowance for credit losses corresponds to the sum of:

1. The allowance percentage applicable to the balance due, net of the value of acceptable guarantees; and

2. The allowance percentage applicable to the entire balance due on the loan.

For consumer and commercial loans, Annex 3 to Chapter II of the Basic Accounting and Financial Circular issued by the Superintendency of Finance, establishes that financial institutions which provide consumer and commercial loans may prepare internal lending models which classify and qualify all consumer and commercial loans granted by said entity, in order to constitute non-performing loan allowances (that includes countercyclical parameters) reflecting the classification and qualification set in the model.

Under this regulation, each financial institution may submit its own internal models for the review (and non-objection opinion) of the Superintendency of Finance. However, if an entity does not submit such internal models or if they are objected to by the Superintendency of Finance, the reference models contained in the Basic Accounting and Financial Circular must be applied to their lending activities.

With respect to consolidated financial statements of Colombian credit institutions, the calculation of allowances for loan losses under Colombian IFRS is similar to the way in which such allowances are treated under IFRS. Consolidated financial statements of credit institutions observe the following rules with respect to allowances for loan losses:

With respect to the entire loan portfolio, in accordance with IAS 39 financial institutions must evaluate at the end of each accounting period if there exists objective evidence of the impairment of a loan measured in accordance with the amortized cost methodology. Impairment indicators include significant economic difficulties faced by the borrower, payment default and the probability that the borrower will seek protection from creditors. If impairment is determined, a loan loss provision charged to income is calculated as follows:

For loans deemed individually significant and impaired, an individual analysis is effected in accordance with IAS 39, which takes into consideration the amortization schedule, collateral and information from credit bureaus. A loan is considered impaired when based on historic and current information and events, it is concluded that a probability exists that the lender will be unable to collect in full the amounts owed as per the loan agreement including interest and commissions. When a loan has been identified as impaired the value of the loss is measured as the difference between the book value of the loan and the present value of expected future flows (taking into consideration the condition of the borrower), discounted using the interest rate initially established on the loan, or the present value of the collateral that guarantees the loan (after deducting the estimated selling costs of the collateral) when it is concluded that the fundamental source of repayment is the sale of the collateral. For the calculation of allowances for loans considered individually significant, based on their guarantee, estimates of the fair value of such guarantee are established using independent expert appraisers.

For those loans which are not individually significant and for loans individually significant but not impaired, a collective assessment is effected, with loans grouped together by segments having similar characteristics, using statistical assessment techniques based on the analysis of historical losses to determine an estimate of percentage of losses which have been incurred in such assets as of the date of the financial statements, but which have not been identified on an individual basis.

For the calculation of incurred losses of loan portfolios analyzed collectively, statistical models are utilized which take into consideration four fundamental factors: exposure, probability of default, loss identification period and loss given default.

The calculation process includes analyses of specific, historical and subjective components. The methodologies utilized include the following elements: a) A detailed periodical analysis of the loan portfolio, b) A credit classification system by risk levels, c) A periodical review of the summary of allowances for impairment losses, d) Identification of loans to be evaluated individually due to impairment, e) Consideration of internal factors such as our size, organizational structure, loan portfolio structure, loan administration process, analysis of overdue portfolio and experiences of historical losses, f) Consideration of risks inherent to different types of loans, g) Consideration of external factors, including local, regional and national, as well as economic factors.

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

Under Article 6.15.2.1.1 of Decree 2555 of 2010, any entity or group of entities ultimately representing the same beneficial owner, directly or through one or more intermediaries, may only become the beneficial owner of more than 25.0% of the outstanding shares with voting rights of a company that is publicly traded in Colombia by making a tender offer directed to all holders of such shares of that company, following the procedures established by the Superintendency of Finance.

Moreover, any beneficial owner of more than 25.0% of the outstanding shares with voting rights of a company who wants to acquire additional shares of the company representing more than 5.0% of the company’s outstanding shares with voting rights may only do so by making a tender offer directed to all holders of such company’s shares, following the procedures established by the Colombian government.

These requirements do not need to be met in certain circumstances described in Article 6.15.2.1.2 of Decree 2555 of 2010, including: (1) if the purchase is approved by 100% of the holders of the outstanding shares of the company, (2) if the purchaser acquires the percentages indicated above through an offer in a privatization process, (3) if the company reacquires its own shares or (4) if the company issues voting shares, among others.

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (approximately U.S.$ 4,783.6) or more must be effected through the Colombian Stock Exchange. At December 31, 2015, one UVR equaled Ps 228.3 and 66,000 UVRs equal Ps 15,065,714.

Intervention Powers of the Superintendency of Finance – Bankruptcy Considerations

Pursuant to Colombian banking regulations, the Superintendency of Finance has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure.

The Superintendency of Finance may intervene in a bank’s business: (1) prior to the liquidation of the bank, by taking precautionary measures in order to prevent the bank from being taken over by the Superintendency of Finance, or (2) to take possession of the bank to either administer the bank or order its liquidation, depending on the severity of the situation.

The purpose of taking possession is to allow the Superintendency of Finance to decide: (1) whether the entity should be liquidated, (2) whether it is possible to place it in a position to continue doing business in the ordinary course, or (3) whether other measures may be adopted to secure better conditions so that depositors, creditors and investors may obtain the full or partial payment of their credits.

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

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of FOGAFIN, as amended by Resolutions 1, 3 and 4 of 2012, Resolution 1 of 2013, Resolutions 1, 2, 3 and 5 of 2014 and Resolution 1 of 2015, requires mandatory deposit insurance. Under this resolution, banks must pay an annual premium of 0.3% of total funds received on savings accounts, checking accounts, certificates of deposit, special savings deposits, mortgage bonds, special accounts, bank collection services and electronic deposits. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank, up to a maximum of Ps 20 million, regardless of the number of accounts held.

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, the EOSF, Chapter 11 of Title I of Legal Basic Circular (Circular Básica Jurídica), as amended, issued by the Superintendency of Finance, as well as Law 599 of 2000 (the Colombian Criminal Code).

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering, or “FATF.” Colombia, as a member of the GAFI-SUD (a FATF-style regional body) follows all of FATF’s 40 recommendations and eight special recommendations.

Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. For that purpose, by means of Circular 26 of 2008 (which amended the Circular Básica Jurídica), the Superintendency of Finance has issued regulations requiring the implementation by financial institutions of a system of controls for money laundering and terrorism financing.

The requirements include “know your customer” rules and procedures to protect financial institutions from being used directly by shareholders and executives in money laundering activities, for channeling funds for terrorist activities, or for the concealment of assets from such activities; these rules and procedures set forth detailed instructions for monitoring these risks.

Chapter 13 of Title I of Legal Basic Circular, as amended, issued by the Superintendency of Finance and applicable to issuers of securities in the capital markets, provides rules and guidelines regarding the prevention of money laundering and terrorism financing.

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

Furthermore, Decree 1895 of September 11, 2012 includes 13% of the fee income from the administration of funds belonging to the Fondo Nacional de Pensiones de las Entidades Territoriales - FONPET to the sum that must be multiplied by 100/9 to determine a pension fund administrator’s “Exposure to operational risk.”

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

Prepayment of Credit Operations Without Penalty

On July 9, 2012, the Colombian Congress enacted Law 1555, allowing consumers of financial services to prepay obligations denominated in pesos owed to financial institutions, without incurring in any penalty. Law 1555 also requires that financial institutions disclose the possibility of such prepayment to borrowers prior to the extension of any loan.

Law 1555 does not apply to (i) mortgage loans, for which prepayment is always allowed according to Law 546 of 1999, (ii) loans having a balance that exceeds 880 times the legal monthly minimum wages, or (iii) to financial obligations acquired prior this law’s effective date (July 9, 2012), and for which prepayment will continue to be governed by the relevant contractual provisions, or absent an agreement by the parties, by the laws in force at the time when the relevant agreement was executed.

Data Protection Law

On October 17, 2012, Law 1581 of 2012 introduced a new data protection regime that applies to any person that administers databases in Colombia, and this Law was regulated on June 27, 2013 by Decree 1377 of 2013 and Decree 886 of 2014. Although it does not apply in its entirety to financial institutions, it provides a set of principles (legality, freedom, truth or quality, transparency, access, confidentiality, among others) that apply to us in the administration of our databases. Additionally, there is a general prohibition of transferring personal data to other countries that do not provide adequate levels of data protection according to the standards set by the Superintendency of Industry and Commerce. This prohibition does not apply to transfers of data that are inherent to banking and securities activities under the applicable law.

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

Regulation on Payroll Loans

On April 27, 2012, the Colombian Congress enacted Law 1527, as amended by Law 1607 of 2012, which consolidated the then existing regulatory framework on payroll deduction loans. Under Law 1527 of 2012, payroll loans are secured by an irrevocable order or authorization from the clients to their respective employers or to the entity that pays their salary or other financial benefits arising from their employment to directly pay the loan. As opposed to the prior regulatory regime, employers may currently freely determine the financial institution granting the relevant financial product or service. Likewise, Law 1527 of 2012 provides that the employer is jointly and severally liable for the employee’s payment obligation.

Tax Reforms

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

The CREE tax rate was initially set at 9% for the years 2013, 2014 and 2015. Subject to certain deductions, the CREE tax rate was amended in 2014 by Law 1739 of 2014, to reflect a surcharge resulting in a rate of 14% for 2015, 15% for 2016, 17% for 2017 and 18% for 2018. The CREE tax was levied on Colombian corporations and legal entities that have the obligation to file an income tax return in Colombia, such as us and our subsidiaries, as well as on foreign entities that have the obligation to file an income tax return in Colombia. Additionally, Law 1607 reduced the general income tax rate from 33% to 25% for companies incorporated in Colombia and for the domestic source income earned by their branches and permanent establishments in Colombia.

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

In addition to the tax reforms introduced in 2012, on December 23, 2014, the Congress of Colombia enacted Law 1739, which added a new net worth tax on the wealth of corporate entities, or the “Wealth Tax”, and the extra charge on the CREE as explained above. Law 1739 of 2014 introduced modifications to various aspects of tax regulation in Colombia and introduced, among other things, the Wealth Tax (Impuesto a la Riqueza) calculated over the net assets under accounting fiscal basis. During 2015, 2016 and 2017, in the case of companies resident in Colombia, and 2015, 2016, 2017 and 2018 in the case of Colombian individuals, this Impuesto a la Riqueza, or Wealth Tax, will be calculated over net equity as determined on January 1 of each of the respective years (subject to certain exclusions such as equity investments) according to tax accounting bases at rates between 0% to 1.5%, adjusted yearly.

For accounting purposes in Colombia, this new tax obligation can be recorded against retained earnings instead of net income for the respective year. Accordingly, Grupo Aval has recorded this tax obligation against retained earnings.

Regulatory Framework for Non-Financial Subsidiaries

All of our Colombian subsidiaries listed in Note 1 to our audited consolidated financial statements that are not part of the financial sector are governed by the laws and regulations of the Colombian Civil Code and the Colombian Code of Commerce, as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to corporations, and the commercial and industrial activities carried out by these subsidiaries.

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

The Colombian Supreme Court will determine whether to recognize a U.S. judgment predicated on the U.S. securities laws through a proceeding known under Colombian law as “exequatur.” Enforcement of U.S. judgments may require a separate court procedure in Colombia. After the exequatur has been granted, if the judicial decision imposes an obligation to pay a sum of money or to comply with certain obligations, an executive judicial proceeding (proceso ejecutivo) before a local court is available. Such proceeding would follow the same rules applicable for the enforcement of local judicial decisions.

The Colombian Supreme Court will recognize a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements of Articles 605, 606 and 607 of Law 1564 of 2012 (Código General del Proceso), provided that the parties affected by the judgment were summoned in the exequatur proceedings in accordance with applicable rules. Law 1564 of 2012 provides that the foreign judgment will be recognized if:

•	a treaty or convention exists between Colombia and the country where the judgment was granted relating to the recognition and enforcement of foreign judgments or, in the absence of such treaty or convention, there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;

•	the foreign judgment does not refer to “in rem” rights vested in assets that were located in Colombia at the time the suit was filed in the foreign court which issued the judgment;

•	the foreign judgment does not contravene or conflict with Colombian laws relating to public order (i.e. provision considered to be international public policy) other than those governing judicial procedures;

•	the foreign judgment is final and not subject to appeal in accordance with the laws of the country in which it was obtained. The copy of the judgment provided to the Colombian Supreme Court must be authenticated and legalized by a Colombian Consul and translated into Spanish by an authorized translator, duly registered at the Ministry of Foreign Affairs;

•	the foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;

•	no proceedings are pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties;

•	in the proceedings commenced in the foreign court that issued the judgment, the defendant was served properly in accordance with the applicable laws in such jurisdiction, and was given a reasonable opportunity to defend itself against the action; and

•	the Colombian Supreme Court has granted exequatur upon the foreign judgment.

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

Notwithstanding the foregoing, we cannot assure you that a Colombian court would recognize or enforce a judgment issued by a state or federal court in the United States with respect to the preferred shares or ADSs based on U.S. securities laws. We have been advised by our Colombian counsel that there is no legal basis for a Colombian court to exert jurisdiction over original actions to be brought against us or our directors and executive officers predicated solely upon the provisions of U.S. securities laws. In addition, certain remedies available under U.S. securities laws may not be admitted or enforced by Colombian courts.

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

Properties

Grupo Aval does not directly own any properties at December 31, 2015. We have listed below the property holdings of each of our banking subsidiaries, Porvenir, Corficolombiana and BAC Credomatic at December 31, 2015.

	Number of properties	Fair value
	(Ps billions)
Banco de Bogotá	447	564.1
Banco de Occidente	173	408.8
Banco Popular	215	452.8
Banco AV Villas	131	266.0
Corficolombiana	74	14.7
Porvenir	141	122.9
BAC Credomatic	157	647.2
Total	1,338	2,476.4

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements at December 31, 2015 and 2014 and January 1, 2014 and for the years ended December 31, 2015 and 2014, and the related notes thereto, and with the other financial information included in this annual report. The preparation of the financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors” and other factors discussed in this annual report. Our audited consolidated financial statements at December 31, 2015 and 2014 and January 1, 2014 and for the years ended December 31, 2015 and 2014 included in this annual report have been prepared in accordance with IFRS. For information on the effects of first time adoption of IFRS (in accordance with IFRS 1) see Note 38 to our consolidated financial statements – First-time adoption of international financial reporting.

Principal factors affecting our financial condition and results of operations

Colombian Economic Conditions

The Colombian economy has expanded in recent years, driven by strong growth in areas such as capital investment, domestic consumption and exports. Colombian GDP grew at a CAGR of 4.6% in the five-year period ended December 31, 2015. Our operations are concentrated in Colombia, such that our results are linked to the country’s economic performance. Following the global financial crisis, GDP growth reached a peak of 6.6% in 2011, but business and consumer confidence deteriorated moderately due to global concerns related to the European debt crisis and GDP growth slowed down to 4.0% in 2012.

For 2013, the Colombian Central Bank’s GDP growth forecast initially was in a range of 2.5% to 4.5%, with 4.0% growth as the most likely scenario. With the annual inflation rate dropping to 1.83% by February 2013, below the target range of 2.0% to 4.0% and the lowest since 1955, the Central Bank cut its policy rate by 50 basis points to 3.25% in March 2013, completing 100 basis points since December 2012 when the policy rate was 4.25%. In April 2013, the Central Bank revised its 2013 GDP growth forecast upwards to a range of 3.0% to 5.0% with 4.3% growth as the most likely scenario, while inflation began to pick up gradually. However, during the summer of 2013, the U.S. Federal Reserve signaled its intention to gradually scale back its asset purchases (quantitative easing) by the end of the year, which resulted in a significant tightening of global financial conditions; this situation weakened the short-term economic outlook, especially for developing economies. At the same time, the Colombian economy was affected by a major nationwide strike, led by farmers, truckers and miners, which lasted one month. In July 2013, the Central Bank again revised its 2013 GDP growth forecast downwards to a range of 3.0% to 4.5%, with 4.0% growth as the most likely scenario. Nonetheless, the recovery of the local economy was already well underway, led by consumer spending and construction. The economy expanded 4.9% in 2013, exceeding the Central Bank’s central forecast.

The economy continued strengthening throughout the first half of 2014, with annual growth accelerating to 5.5% compared to the first half of 2013. As a result, the Central Bank’s GDP growth forecast for that year was revised upwards from a range of 3.3% to 5.3%, with 4.3% growth as the most likely scenario, to a range of 4.2% to 5.8%, with 5.0% growth as the most likely scenario. However, growth expectations for the second half of the year and for 2015 deteriorated due to the sharp decline in oil prices since August 2014. Oil accounted for more than half of Colombian exports, therefore the economy began to experience a large negative terms-of-trade shock in the following quarters. Consequently, the Central Bank decided to revise its 2014 GDP growth forecast downwards in January 2015 to a range of 4.5% to 5%, with 4.8% growth as the most likely scenario, which ended up being slightly higher than the official final growth figure of 4.6%, and for 2015 it was expecting the economy to expand between 2% and 4%, with 3.6% growth as the most likely scenario.

Nonetheless, oil prices continued to drop further throughout 2015, reaching levels not seen since 2004 by the end of the year and accumulating a decline of more than 70% since the beginning of the sell-off in the third quarter of 2014. Simultaneously, global financial conditions tightened considerably throughout the year, mainly due to an anticipation of the first interest rate hike by the U.S. Federal Reserve in more than 9 years, which took place in

December 2015, and due to increased concerns about a sharper slowdown of the Chinese economy. As a result of these large external shocks, the growth outlook for the Colombian economy deteriorated further and the Central Bank cut its 2015 GDP growth forecast in July 2015 to a range of 1.8% to 3.4%, with 2.8% growth as the most likely scenario. Actual GDP growth for 2015 was 3.1%. We expect that weak GDP growth will slow growth of lending in our Colombian operations in 2016, which will in turn limit increases in net interest income.

Clients of our banking subsidiaries include companies of the oil sector such as producers, pipeline operators and suppliers. Even though oil sector companies currently represent a minor portion of our overall loan portfolio, substantial or extended declines in international oil prices and the slowdown in the economy described above may cause a deterioration in the credit profiles of certain of the clients of our banking subsidiaries in 2016, including those in the oil and affiliated sectors, which would result in an increase in non-performing loans, a deterioration in delinquency ratios of the loans granted to some of these clients, and increased loan loss provisions.

The Colombian government publicly announced that a new tax reform will be presented in the second half of 2016, on top of the one approved in December 2014, in order to obtain additional funds and close potential deficits, especially considering the more challenging medium-term outlook for the oil sector. This potential new tax reform may result in higher levels of taxation that can significantly affect our results of operations or financial condition.

The Colombian peso depreciated 32% against the U.S. dollar in 2015. We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations in the rate of exchange of the Colombian peso, in particular, against the U.S. dollar, the currency in which most of our foreign long-term debt is denominated, and between the U.S. dollar and each of the currencies in our Central American operations, as 4.6% of our average consolidated assets for the year ended December 31, 2015 and 5.2% of our average consolidated liabilities for the year ended December 31, 2014 are foreign currency-denominated. On a consolidated basis, we have U.S. $1,511.7 million (Ps 4.8 trillion) of long-term debt denominated in U.S. dollars as of December 31, 2015. On March 9, 2016, Moody’s downgraded Banco de Bogotá’s standalone baseline credit assessment to “Baa1” from “Baa3” and its long-term foreign currency subordinated debt rating to “Ba2” from “Ba1”. As a result of the downgrades on Banco de Bogotá, Moody’s also downgraded Grupo Aval’s Long term local and foreign currency issuer ratings to “Ba2” from “Ba1” and Grupo Aval Limited’s long term foreign currency issuer to “Ba2” from “Ba1”. Such ratings were assigned in consideration of the decrease in Banco de Bogotá’s adjusted capital ratio. Moody’s have also placed Banco de Bogotá and us on review for further downgrade invoking a decrease in Banco de Bogotá’s adjusted capital ratio driven by the deprecation of the Colombian peso in 2015. Moody’s stated that Banco de Bogotá’s core capital adequacy provides limited capacity to continue to support its historically robust loan growth or absorb losses in the event of stress making it more vulnerable to any determination in asset risk or earnings performance. On April 28, 2016, Fitch placed certain of our and Banco de Bogotá’s ratings on negative watch for downgrade noting a decrease in Banco de Bogotá’s capital ratios resulting from the depreciation of the Colombian peso in 2015 which boosted its U.S. dollar denominated risk-weighted assets. Fitch also reasoned that the change in our accounting standards to IFRS contributed to a decrease in the bank’s capital ratios.

Labor Markets

During the twelve months ended December 31, 2015, the Colombian unemployment rate decreased to an annual average of 8.9% from 9.1% at December 31, 2014, according to DANE. This was the lowest rate recorded for a calendar year since the publication of employment statistics in 2001. The participation rate (i.e., economically active population divided by working age population), a measure of labor supply, increased to an annual average of 64.7% at December 31, 2015, compared to 64.2% at December 31, 2014; while the employment rate (i.e., employed population divided by working age population), a measure of labor demand, rose to historic highs, increasing to an annual average of 58.5% at December 31, 2015 from 58.4% at December 31, 2014. The high and stable employment rate is derived primarily from increased employment in the trade, construction, services and manufacturing sectors, while formal employment has recently increased substantially due to the reduction of labor costs enacted in the 2012 tax reform.

During the twelve months ended February 29, 2016, the Colombian unemployment rate held steady at 9.1%, when compared to the same period in the prior year, according to DANE. The participation rate increased to an annual average of 64.9% at February 29, 2016, compared to 64.3% at February 28, 2015, while the employment rate increased to an annual average of 59.0% from 58.5% in the same period.

Interest Rates

Since the implementation of an inflation-targeting regime in 1999, the Colombian Central Bank has reduced its overnight lending rate from 26.0% in 1999 to 6.0% at the end of 2005, and to 3.0% at the end of 2010. It increased moderately to 4.75% at December 31, 2011 and to 5.25% at June 30, 2012, and decreased again to 4.25% at December 31, 2012 and 3.25% at December 31, 2013. Most recently, the Central Bank increased it to 4.5% from April 2014 to August 2014, kept it unchanged for the next 12 months, and increased it again to 5.75% from September 2015 to December 2015.

A significant portion of our banking subsidiaries’ assets are linked to the DTF rate; accordingly, changes in the DTF rate affect our banking subsidiaries’ net interest income. As the economy recovered and the output gap began to close, the Colombian Central Bank increased its interest rate throughout 2011, starting in February of that year, and through to the first quarter of 2012. As the economy began to slow down more than expected, due to the intensification of the economic crisis in Europe during 2012, the Colombian Central Bank decreased the interest rate by 100 basis points during the second half of that year, lowering it to 4.25% at December 31, 2012. Additional cuts of 100 basis points took place during 2013, bringing the policy rate to 3.25% at December 31, 2013. The policy rate has increased by 125 basis points since then, to 4.5% at August 29, 2014, as the rate of inflation increased during the first half of 2014 towards the Central Bank’s 3% target, and as the recovery of economic activity consolidated. It remained unchanged at 4.50% during the next 12 months, as inflation continued to accelerate while the economic outlook for 2015 deteriorated due to the collapse in oil prices. However, inflation began to rise more rapidly in the second half of 2015, mainly driven by the impact of El Niño weather phenomenon on food and energy prices and by higher prices of imported goods due to the sharp depreciation of the exchange rate. As a result, the Central Bank began to tighten monetary policy in September 2015, hiking its policy rate by 125 basis points to 5.75% at December 2015. The average DTF rate was 4.21% during 2011, 5.35% during 2012, 4.24% during 2013, 4.07% during 2014, and 4.58% during 2015. It is expected that in 2016, the average DTF rate will be higher to the 2015 average, as more tightening in monetary policy is expected, at least during the first half of the year.

Inflation

Lower interest rates and stable inflation generally lead to increased consumer confidence and increased consumer demand for credit. Colombian Central Bank independence, and the adoption of an inflation-targeting regime and a free-floating fees since in 1999, have contributed to declining inflation rates and increased price stability in Colombia. The inflation rate increased to 3.2% in 2010 and to 3.7% in 2011, both within the Colombian Central Bank’s target band of 2.0% to 4.0%, before falling to 2.4% for 2012 and to 1.9% for 2013, the lowest annual rate since 1954, mainly due to the effects of a series of regulatory and supply shocks during the preceding 12 months. Inflation accelerated to 3.7% at December 31, 2014 as the effects of these shocks waned, coupled with stronger domestic demand throughout the first three quarters of 2014, and as the local currency depreciated substantially in the fourth quarter due to the large decline in oil prices. Inflation continued to accelerate to 6.8% at December 31, 2015, mainly driven by the impact of El Niño weather phenomenon on food and energy prices and by the pass-through effects of a sharper depreciation of the local currency as a result of continued weakness in oil prices and increased turmoil in global financial markets. However, although the Colombian Central Bank estimates that inflation may stay above its target range during all of 2016, it has stated that the effects of currency depreciation and El Niño are expected to be temporary and should start to dissipate in the second half of the year, while the slowdown of economic activity should help bring down inflation between 4% and 5% by the end of the year and within its target range in 2017. The Colombian Central Bank’s preemptive approach with respect to monetary policy has resulted in a decrease in inflation expectations in the past few years.

Credit Volumes

Credit volumes in Colombia have grown since 2005, mainly driven by the above-mentioned factors, including lower inflation rates, decreasing interest rates and consistent economic growth. In 2010, the pace of bank credit volume growth gradually increased, along with a moderate recovery of economic activity and fueled by historic low interest rates. At December 31, 2010, year-over-year bank credit volume growth was 14.6% (including credit volume growth of five financing companies that merged with commercial banks during the previous 12 months, as reported by the Superintendency of Finance), while at December 31, 2011 growth was 22.1% (including three financing companies and one cooperative bank that converted to commercial banks during the previous 12 months, as reported by the Superintendency of Finance) and 20.5% when adjusted to include securitized mortgage loan data, as reported by Titularizadora Colombiana S.A. At December 31, 2012, bank credit volume growth was 15.6% and 14.9% when adjusted for securitized mortgage loan data. At December 31, 2013, bank credit volume growth was 13.8% and 12.8% when adjusted for securitized mortgage loan data. At December 31, 2014, bank credit volume growth was 15.5% and 15.2% when adjusted for securitized mortgage loan data. At December 31, 2015, bank credit volume growth was 15.3% and 15.1% when adjusted for securitized mortgage loan data, both as reported by the Superintendency of Finance (note that as of 2015, this figure incorporates IFRS reporting). We believe that Colombia offers significant opportunities to expand our business due to the country’s strong economic fundamentals and low penetration rates of domestic credit to the private sector as a percentage of GDP for banking and other financial services and products in 2014 of 52.7% as compared to 69.1% for Brazil and 109.4% for Chile and 31.1% for Mexico, as reported in the World Bank Development Indicators (note that Peru has been excluded from this comparison due to lack of availability in the World Bank Development Indicators’ database).

At December 31, 2012, Colombia’s bank loans-to-GDP ratio was 34.9%. At December 31, 2013, that ratio was 37.1%, at December 31, 2014 it was 37.9%, and at December 31, 2015 it was 43.9% (note that as of 2015, this figure incorporates IFRS reporting).

Reserve Requirements

The Colombian Central Bank’s reserve requirements significantly affect our banking subsidiaries’ results of operations. The raising or lowering of these requirements directly affects our banking subsidiaries’ results by increasing or decreasing the funds available for lending.

Colombian banks are required to maintain a determined level of reserves depending on the volume and mix of their deposits. These are reflected in the line item “cash and cash equivalents” on our consolidated balance sheet. During 2008, this level of cash reserves, referred to as the general minimum deposit requirement, was first increased by the Colombian Central Bank from 8.3% to 11.5% for checking accounts and savings deposits and from 2.5% to 6.0% for time deposits with maturities of up to 18 months. On October 24, 2008, it was decreased to 11.0% for checking accounts and savings deposits and 4.5% for time deposits. The reserve requirements have not changed since October 2008.

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

Tax Policies

Changes in Colombian tax policies can significantly affect our results of operations. For 2015, the Colombian government estimated a consolidated public sector deficit of 2.8% of GDP and a government deficit of 3.0% of GDP, while for 2016 the government deficit is expected to widen to 3.6% of GDP due to the ongoing decline in oil-related revenues and a further slowdown in economic activity.

In order to address weaknesses in fiscal accounts, the Colombian government enacted several laws to strengthen the fiscal regulatory regime, along with reforms on taxes and oil and mining royalties. The improvement in the fiscal regulatory regime requires expenses to grow in line with revenues and savings from excess oil revenues, with the goal of reducing Colombian government public debt to below 30% of GDP by 2026. There can be no assurance that this goal will be achieved.

On December 23, 2014, the Congress of Colombia enacted Law 1739, which added a new net worth tax on the wealth of corporate entities, or the “Wealth Tax”, and an extra charge on the income tax for equality, or “CREE.” Law 1739 introduced modifications to various aspects of tax regulation in Colombia and introduced, among other things, the following regulations:

•	A Wealth Tax (Impuesto a la Riqueza) calculated over the net assets under accounting fiscal basis. During 2015, 2016 and 2017 in the case of companies and 2015, 2016, 2017 and 2018 in the case of individuals, this Impuesto a la Riqueza, or Wealth Tax, will be calculated over net equity as determined on January 1 of each of the respective years (subject to certain exclusions such as equity investments) according to tax accounting bases at rates between 0.4% to 1.5%, adjusted yearly.

Under Colombian IFRS, this new tax obligation can be recorded against retained earnings instead of net income for the respective year. Under Full IFRS, this tax obligation impacts net income.

•	Income Tax. Until December 31, 2014, companies in Colombia had to pay an income tax of 25%, and an additional tax named income tax for equality, or CREE, of 9% for a total income tax of 34%.

Subject to certain deductions, the CREE tax rate was amended to reflect a surcharge resulting in a rate of 14% for 2015, 15% for 2016, 17% for 2017 and 18% for 2018.

The Government has publicly announced that it will present to Congress a proposal for a new tax reform in the second half of 2016, which should become effective at the start of 2017.

Central American Economic Conditions

According to the IMF, for the year ended December 31, 2015, Central America was expected to post a combined GDP of U.S.$227.2 billion, ranking as the sixth largest economy in Latin America after Brazil (nominal GDP of U.S.$1,799.6 billion), Mexico (nominal GDP of U.S.$1,161.5 billion), Argentina (nominal GDP of U.S.$578.7 billion), Colombia (nominal GDP of U.S.$274.2 billion), and Chile (nominal GDP of U.S.$240 billion).

Because BAC’s and our other Central American businesses’ operations are concentrated in Central America, their results are linked to the region’s economic performance. According to the IMF, Central America’s GDP was expected to grow 3.9% in 2015, above the expected growth rate for Colombia of 3%, and is expected to grow at an annual average rate of 4.4% between 2016 and 2018, compared to Colombia’s expected average growth rate of 3.2% during the same period. The recent stronger growth rates in Central America versus Colombia result from those countries being net importers of oil and having economies closely linked to the US economy, via for example remittances. Similar to the discussion above for the Colombian economic conditions, any slowdown in the Central American economy will result in a slow down in our growth rates and could increase our delinquency ratios and provisions. We expect that weak GDP growth will slow growth of lending in our Central American operations in 2016, which will in turn limit increases in net interest income. In addition, the current decline in international oil prices and any slowdown in the Central American economy may cause a deterioration in the credit profiles of certain of our borrowers in 2016, including those in the oil and affiliated sectors, which would result in an increase in non-performing loans, a deterioration in our delinquency ratios, and increased loan loss provisions.

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

Critical Accounting Policies under IFRS as issued by IASB

Critical accounting policies are those policies that require us to exercise judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting judgments and estimates we make in these contexts require us to calculate variables and make assumptions about matters that are highly uncertain. In each case, if we had made other estimates, or if changes in the estimates occur from period to period, our financial condition and results of operations could be materially affected.

See Notes 2 and 3 to our consolidated financial statements for a summary of the critical accounting Judgments and Estimates and principal accounting policies and practices applicable to us. There are many other areas in which we use estimates about uncertain matters, but we believe the reasonably likely effect of changed or different estimates would not be material to our financial presentation.

Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Grupo Aval

Overview

Our net income attributable to controlling interest for the year ended December 31, 2015 increased by 12.5%, or Ps 226.3 billion, to Ps 2,041.4 billion compared to the year ended December 31, 2014. Of the Ps 226.3 billion increase, Ps 96.0 billion results from the Colombian operations and Ps 130.3 billion results from the Central American operations, when translated to pesos. Excluding the effect of the devaluation of the peso, net income attributable to controlling interest from our Central American operations would have decreased by 7.4%, or Ps 46.0 billion. During 2015 the wealth tax paid affected the income statement through the administrative and other expenses line by Ps 303.2 billion (see “Supervision and Regulation - Tax Reforms”). In absence of the payment of the wealth tax, net income before tax expense would have been Ps 5,527.9 billion (Ps 722.1 billion higher than that of 2014).

The Ps 226.3 billion increase in net income attributable to controlling interest were mainly driven by:

(i)	a 20.2%, or Ps 1,401.1 billion increase in net interest income. Ps 571.0 billion of such increase resulted from the Colombian operation and Ps 830.0 billion resulted from the Central American operation, when translated to pesos;

(ii)	a 20.6%, or Ps 625.1 billion increase in net income from commissions and fees. Ps 80.2 billion of such increase resulted from the Colombian operation and Ps 544.9 billion resulting from the Central American operation, when translated to pesos; and

(iii)	a 12.0%, or Ps 273.4 billion increase in total other income (expense). Ps 272.4 billion of such increase resulted from the Colombian operation and Ps 0.9 billion resulted from the Central American operation, when translated to pesos.

The increases presented above were offset by:

(i)	a 21.3%, or Ps 1,335.7 billion increase in total other expense. Ps 433.0 billion of such increase resulted from the Colombian operation and Ps 902.6 billion resulted from the Central American operation, when translated to pesos. The Colombian other expenses include a Ps 303.2 billion paid in wealth tax in 2015

(ii)	a 27.7%, or Ps 420.3 billion increase in net impairment loss on financial assets. Ps 210.9 billion of such increase resulted from the Colombian operation and Ps 209.5 billion resulted from the Central American operation, when translated to pesos

(iii)	a 33.7% or Ps 124.7 billion decrease in net trading income. Ps 193.5 billion of such decrease resulted from the decrease in the Colombian operation and Ps 68.8 billion increase resulted from the Central American operation, when translated to pesos

(iv)	a 10.3%, or Ps 121.9 billion, increase in net income attributable to non-controlling interest that resulted from the Colombian operation

(v)	a 3.9% or Ps 70.7 billion increase in income tax expense. Ps 73.1 billion of such increase resulted from a decrease in the Colombian operation and Ps 143.8 billion increase resulted from the Central American operation, when translated to pesos

The following discussion describes the main drivers of Grupo Aval’s consolidated results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014. Further detail is provided in the discussion of the results of our banking subsidiaries.

	Grupo Aval Consolidated
	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	14,075.6	11,421.8	2,653.8	23.2
Interest expense	(5,751.5)	(4,498.7)	(1,252.7)	27.8
Net interest income	8,324.1	6,923.1	1,401.1	20.2
Impairment loss on loans and accounts receivable, net	(2,127.7)	(1,697.5)	(430.2)	25.3
Impairment loss on other financial assets, net	(32.2)	(12.0)	(20.2)	168.7
Recovery of charged-off assets	219.7	189.6	30.1	15.9
Net impairment loss on financial assets	(1,940.2)	(1,519.9)	(420.3)	27.7
Net income from commissions and fees	3,662.3	3,037.2	625.1	20.6
Net trading income	245.2	369.9	(124.7)	(33.7)
Total other income (expense)	2,542.4	2,269.0	273.4	12.0
Total other expenses	(7,609.1)	(6,273.5)	(1,335.7)	21.3
Income before income tax expense	5,224.7	4,805.8	418.9	8.7
Income tax expense	(1,879.0)	(1,808.3)	(70.7)	3.9
Net Income	3,345.7	2,997.5	348.2	11.6
Net income attributable to:
Controlling interest	2,041.4	1,815.0	226.3	12.5
Non-controlling interest	1,304.3	1,182.5	121.9	10.3

Net interest income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	5,768.1	4,679.7	1,088.4	23.3
Consumer loans and leases	6,028.2	4,942.8	1,085.4	22.0
Mortgage loans and leases	908.8	678.5	230.3	33.9
Microcredit loans and leases	107.4	104.8	2.6	2.5
Interbank and overnight funds	191.7	242.9	(51.2)	(21.1)
Interest on loans and leases	13,004.1	10,648.6	2,355.5	22.1
Interest on investments in debt securities	1,071.5	773.2	298.3	38.6
Total interest income	14,075.6	11,421.8	2,653.8	23.2
Interest expense:
Checking accounts	(183.2)	(171.3)	(11.9)	7.0
Time deposits	(2,222.8)	(1,632.9)	(589.9)	36.1
Savings deposits	(1,426.2)	(1,280.9)	(145.2)	11.3
Total interest expense on deposits	(3,832.2)	(3,085.2)	(747.1)	24.2
Borrowings from banks and others	(413.8)	(346.8)	(67.0)	19.3
Interbank and overnight funds	(340.6)	(185.0)	(155.6)	84.2
Long-term debt (bonds)	(1,041.1)	(804.2)	(236.9)	29.5
Borrowings from development entities	(123.7)	(77.6)	(46.1)	59.3
Total interest expense	(5,751.5)	(4,498.7)	(1,252.7)	27.8
Net interest income	8,324.1	6,923.1	1,401.1	20.2

Grupo Aval’s net interest income increased by 20.2%, or Ps 1,401.1 billion, to Ps. 8,324.1 billion in 2015 as compared to 2014, with Ps 571.0 billion of the increase explained by Colombian operations and Ps 830.0 billion explained by Central American operations, when translated to pesos. The increase in net interest income was mainly due to a 23.2%, or Ps 2,653.8 billion, increase in interest income (Ps 1,399.8 billion resulting from the Colombian operations and Ps 1,254.0 billion resulting from the Central American operations, when translated to pesos), partially offset by a 27.8% or Ps 1,252.7 billion increase in interest expense (Ps 828.8 billion resulting from the Colombian operations’ and Ps 424.0 billion resulting from the Central American operations, when translated to pesos). For an analysis of the evolution of the Central American net interest income excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Total interest income for Colombia’s operations increased by 16.0% or Ps. 1,399.8 billion to Ps. 10,131.1 billion in 2015, driven by an increase of 13.4% or Ps 1,092.8 billion to Ps 9,260.8 billion in interest income from loans and leases (including interest from interbank and overnight funds). Also contributing to the increase, interest income on investments in debt securities grew by 54.5% or Ps 307.0 billion to Ps 870.2 billion. Of the increase in interest income from loans and leases (including interbank and overnight funds) Ps 1,158.8 billion result from increase in interest income from loans and leases, that were partially offset by Ps 65.9 billion decrease from interbank and overnight funds.

For Colombia’s operations, the increase in interest income on loans and leases (excluding interbank and overnight funds) of Ps 1,158.8 billion was mainly driven by a 12.9% or Ps 10,707.0 billion increase in Colombia’s operations’ average interest earning loan and leases portfolio from Ps 83,165.9 billion in 2014 to Ps 93,873.0 billion in 2015, which resulted in a Ps 1,016.2 billion increase in interest income. The average yield earned on loans and leases increased 14 basis points from 9.6% to 9.7%, which resulted in an additional Ps 142.6 billion increase in interest income. The 12.9% or Ps 10,707.0 increase in Colombia’s operations’ average interest-earning loan portfolio in 2015, was driven mainly by an increase in (i) 11.7% or Ps 6,691.4 billion, from Ps 57,116.7 billion in 2014 to Ps 63,808.0 billion in 2015 in the average interest-earning commercial loan and leases portfolio, (ii) 12.6% or Ps 2,847.4 billion, from Ps 22,632.2 billion in 2014 to Ps 25,479.7 billion in 2015 in the average interest-earning consumer loan and leases portfolio; and (iii) 37.6% or Ps 1,148.5 billion, from Ps 3,050.9 billion in 2014 to Ps 4,199.5 billion in 2015 in the average interest-earning mortgage loan and leases portfolio, in which the growth of Grupo Aval’s portfolio outpaced the growth of the Colombian market.

For Colombia’s operations, interest income on interbank and overnight funds decreased by Ps 65.9 billion from Ps 208.2 billion in 2014 to Ps 142.2 billion in 2015.

Total interest income for Central American operations, when translated to pesos, increased by 46.6% or Ps 1,254.0 billion to Ps. 3,944.5 billion in 2015, driven by an increase of 50.9% or Ps 1,262.7 billion to Ps 3,743.3 billion in interest income from loans and leases (including interest from interbank and overnight funds), that was partially offset by a 4.1% or Ps 8.7 billion decrease in interest income from investments in debt securities to Ps 201.3 billion. Of the increase in interest income from loans and leases (including interest from interbank and overnight funds) Ps 1,247.9 billion result from an increase in interest income from loans and leases and Ps 14.8 billion from the increase in interest from interbank and overnight funds.

For Central American operations, when translated to pesos, the increase in interest income on loans and leases (excluding interbank and overnight funds) of Ps 1,247.9 billion was mainly driven by a 42.7% or Ps 10,363.6 billion increase in LB Panamá’s average interest earning loan and leases portfolio from Ps 24,269.5 billion in 2014 to Ps 34,633.0 billion in 2015, which resulted in a Ps 1,105.3 billion increase in interest income. The average yield earned on loans and leases increased by 59 basis points from 10.1% to 10.7%, which resulted in an additional Ps 142.6 billion increase in interest income. Excluding the effect of the devaluation, average loans would have increased 10.8% and average rate would have decreased 8 basis points to 9.5% in 2015.

For Central American operations, when translated to pesos, interest income on interbank and overnight funds increased by Ps 14.8 billion from Ps 34.7 billion in 2014 to Ps 49.5 billion in 2015.

Grupo Aval’s consolidated yield on the loans and leases portfolio (excluding interbank and overnight funds) increased 28 basis points from 9.7% in 2014 to 10.0% in 2015.

Total interest income on investments in debt securities for Colombia’s operations increased by 54.5% or Ps 307.0 billion to Ps 870.2 billion in 2015. The increase is mainly explained by an increase in the average yield on investment in debt securities from 3.7% in 2014 to 5.2% in 2015, which resulted in a Ps 230.1 billion increase in income from investments in debt securities. Also contributing to the increase was a 10.3% or Ps 1,559.3 billion increase in the average balance of investment in debt securities from Ps 15,157.9 billion in 2014 to Ps 16,717.2 billion in 2015, which resulted in a Ps 76.9 billion increase in interest income.

Total interest income on investments in debt securities for Central American operations, when translated to pesos, decreased by 4.1% or Ps 8.7 billion to Ps 201.3 billion in 2015. This decrease is mainly explained by an 89 basis points decrease in the average yield of investments in debt securities from 5.5% in 2014 to 4.6% in 2015 that resulted in a Ps 33.6 billion decrease in interest income. The decrease was partially offset by a 14.2% or Ps 537.9 billion increase in the average balance from Ps 3,797.2 billion in 2014 to Ps 4,335.1 billion in 2015, which resulted in a Ps 25.0 billion increase in interest income.

Grupo Aval’s consolidated interest expense increased by 27.8% or Ps 1,252.7 billion. Ps 828.8 billion resulting from the Colombian operations and Ps 424.0 billion resulting from the Central American operations, when translated to pesos.

Total interest expense for Colombia’s operations increased by 23.1% to Ps. 4,419.1 billion in 2015, driven by an increase of 19.0% or Ps 478.2 billion to Ps 2,990.6 billion in interest expense on deposits and by a 32.5% or Ps 350.6 billion increase to Ps 1,428.5 billion in interest expense on other funding (includes borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities).

The increase of Ps 478.2 billion in interest expense on deposits for Colombia’s operations was mainly driven by an 11.6% or Ps. 8,032.7 billion increase in the average interest-bearing deposits from Ps 69,441.1 billion in 2014 to Ps 77,473.9 billion in 2015, which resulted in a Ps 294.4 billion increase in interest expense. The average cost on interest-bearing deposits increased by 24 basis points from 3.6% in 2014 to 3.9% in 2015, which resulted in a Ps 183.8 billion increase in interest expense.

The increase of Ps 350.6 billion in interest expense on other funding for Colombia’s operations was mainly driven by a 22.2% or Ps. 5,311.5 billion increase in the average other funding from Ps 23,899.7 billion in 2014 to Ps 29,211.3 billion in 2015, which resulted in a Ps 199.1 billion increase in interest expense. The average cost on other funding increased by 38 basis points from 4.5% in 2014 to 4.9% in 2015, which resulted in a Ps 151.4 billion increase in interest expense.

Total interest expense for Central American operations, when translated to pesos, increased by 46.7% or Ps. 424.0 billion to Ps 1,332.4 billion in 2015, driven by an increase of 46.9% or Ps 268.9 billion to Ps 841.7 billion in interest expense on deposits and by a 46.2% or Ps 155.1 billion to Ps 490.7 billion increase in interest expense on other funding (includes borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities).

The increase of Ps 268.9 billion in interest expense on deposits for Central American operations was mainly driven by a 36.9% or Ps. 8,237.9 billion increase in LB Panamá’s average interest-bearing deposits from Ps 22,331.6 billion in 2014 to Ps 30,569.5 billion in 2015, which resulted in a Ps 210.4 billion increase in interest expense. The average cost on interest-bearing deposits increased by 19 basis points from 2.6% in 2014 to 2.8% in 2015, which resulted in a Ps 58.5 billion increase in interest expense.

The increase of Ps 155.1 billion in interest expense on other funding for Central American operations was mainly driven by a 31.7% or Ps. 2,863.2 billion increase in LB Panamá’s average other funding from Ps 9,019.6 billion in 2014 to Ps 11,882.8 billion in 2015, which resulted in a Ps 121.1 billion increase in interest expense. The average cost on other funding increased by 41 basis points from 3.7% in 2014 to 4.1% in 2015, which resulted in a Ps 34.0 billion increase in interest expense.

Grupo Aval’s consolidated average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 18.7%, or Ps 24,010.5 billion, to Ps 152,604.6 billion in 2015 and the net interest income increased by 20.2%, or Ps 1,401.1 billion to Ps 8,324.1 in 2015, which resulted in a 7 basis points increase in the net interest margin from 5.4% in 2014 to 5.5% in 2015. The interest spread between the average rate on loans and leases and the average rate paid on deposits increased by 10 basis points from 6.3% to 6.4% over the same period. The increase in the net interest margin was mainly driven by the aforementioned increase in the yield of interest-earning assets, which was partially offset by the increase in the cost of interest-bearing liabilities.

Impairment loss on financial assets

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment loss on financial assets:
Impairment loss on loans and leases, net	(1,986.8)	(1,506.0)	(480.8)	31.9
Impairment loss on accrued interest and other receivables, net	(141.0)	(191.6)	50.6	(26.4)
Impairment loss on investments in debt and equity securities	(6.2)	(0.5)	(5.7)	1,168.6
Impairment loss on non-current assets held for sale	(26.0)	(11.5)	(14.5)	126.0
Recovery of charged-off assets	219.7	189.6	30.1	15.9
Recovery of impairment loss on investments in debt and equity securities	0.0	0.0	0.0	N.A.
Recovery of impairment loss on non-current assets held for sale	0.0	0.0	0.0	N.A.
Net impairment loss on financial assets	(1,940.2)	(1,519.9)	(420.3)	27.7

	Year ended December 31,				Change, 2015 vs. 2014
	2015		2014
	Loans at least 31 days past due	Delinquency Ratio (1)	Loans at least 31 days past due	Delinquency Ratio (1)	Loans at least 31 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Delinquency Ratios:	3,760.6	2.7%	3,265.0	2.8%	495.6	(0.2)%
Colombian Operations	2,865.0	2.9%	2,544.7	2.9%	320.3	0.0%
Commercial loans	1,486.1	2.2%	1,290.9	2.2%	195.2	0.0%
Consumer loans	1,138.6	4.2%	1,045.6	4.4%	93.0	(0.2)%
Mortgage loans	195.0	4.1%	161.7	4.4%	33.2	(0.3)%
Microcredit loans	45.4	11.4%	46.5	12.5%	(1.1)	(1.1)%
Central American Operations	895.6	2.2%	720.3	2.6%	175.3	(0.4)%
Commercial loans	145.2	0.8%	164.0	1.4%	(18.8)	(0.6)%
Consumer loans	544.0	3.6%	377.1	3.8%	167.0	(0.2)%
Mortgage loans	206.3	2.4%	179.2	2.9%	27.1	(0.5)%
Microcredit loans	0	N.A.	0	N.A.	0	N.A.

(1)Calculated as 31 days past due loans divided by total gross loans excluding interbank and overnight funds

Net impairment loss on financial assets for Grupo Aval’s consolidated operation increased by 27.7% or Ps 420.3 billion in 2015 as compared to 2014, with Ps 210.9 billion explained by Colombian operations and Ps 209.5 billion explained by Central American operations, when translated to pesos.

The Ps 210.9 billion increase in net impairment loss on financial assets resulting from Colombia’s operations, was mainly driven by a Ps 274.8 billion increase in impairment loss on loans and leases, net, a Ps 14.9 billion increase in impairment loss on non-current assets held for sale and a Ps 5.7 billion increase in impairment on investments in debt and equity securities. These increases were partially offset by a Ps 50.6 billion decrease in impairment loss on accrued interest and other receivables, net and a Ps 34.0 billion increase in recoveries of charged-off assets. The increase in impairment loss on loans and leases, net was driven by an increase in the balance of loans and leases of 14.1%, as the delinquency ratio (measured as loans 31 days past due as a percentage of total gross loans) for Colombia’s operation remained stable at 2.9%. The ratio of net impairment loss on loans and leases to average balance of loans and leases remained stable at 1.7%.

The Ps 209.5 billion increase in net impairment loss on financial assets resulting from Central American operations, when translated to pesos, are mainly explained by a Ps 206.0 billion increase in impairment loss on loans and leases, net and by a Ps 3.9 billion decrease in recoveries of charged-off assets. Excluding the effect of the devaluation of the peso, net impairment loss on financial assets from Central American operations would have increased 19.0% or Ps 84.4 billion. For an analysis of the evolution of the Central American net impairment loss on financial assets excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Impairment loss on financial assets”).

Charge-offs for Grupo Aval’s consolidated operations increased by 18.9% from Ps 1,376.7 billion in 2014 to Ps 1,636.4 billion in 2015. The ratio of charge-offs to average balance of loans and leases remained stable at 1.3% for both years.

Grupo Aval’s consolidated coverage ratio for loans 31 days past due was 98.9% in 2015, with a ratio of 111.3% for its Colombian operations and 59.0% for its Central American operations.

The recovery of charged-off assets increased Ps 30.1 billion, driven by increases in the recoveries of Ps 34.0 billion from Grupo Aval’s Colombian operations. The increase was partially offset by a Ps 3.9 billion decrease in the recoveries from the Central American operations.

Net income from commissions and fees

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Income from commissions and fees:
Banking fees	3,095.3	2,379.8	715.5	30.1
Bonded warehouse services	167.3	184.6	(17.3)	(9.4)
Trust activities	233.9	224.0	9.9	4.4
Pension and severance fund management	787.7	758.4	29.3	3.9
Income from commissions and fees	4,284.2	3,546.7	737.5	20.8
Expenses for commissions and fees	(621.9)	(509.5)	(112.4)	22.1
Net income from commissions and fees	3,662.3	3,037.2	625.1	20.6

Net income from commissions and fees for Grupo Aval’s consolidated operation increased by 20.6% or Ps 625.1 billion in 2015 as compared to 2014, with Ps 80.2 billion explained by Colombian operations and Ps 544.9 billion explained by Central American operations, when translated to pesos.

The 3.8% or Ps 80.2 billion increase in net income from commissions and fees resulting from Colombia’s operations, was mainly driven by a Ps 142.0 billion increase in banking fees, a Ps 20.0 billion increase in pension and severance fund management and a Ps 9.9 billion increase in trust activities. These increases were partially offset by a Ps 74.5 billion increase in expenses for commissions and fees and a Ps 17.3 billion decrease in bonded warehouse services. For an analysis of the evolution of the fees from pension and severance fund management, see Porvenir’s MD&A (“—Banco de Bogotá subsidiary analysis—Porvenir—Net income from commissions and fees”).

The 58.3% or Ps 544.9 billion increase in net income from commissions and fees resulting from Central American operations, when translated to pesos, is mainly explained by a Ps 573.5 billion increase in banking fees and a Ps 9.3 billion increase in pension and severance fund management. These increases were partially offset by a Ps 37.9 billion increase in expenses for commissions and fees. Excluding the effect of the devaluation of the peso, net income from commissions and fees from Central American operations would have increased by a 15.5% or Ps 198.3 billion. For an analysis of the evolution of the Central American Net income from commissions and fees excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net income from commissions and fees”).

Net trading income

Grupo Aval’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, that reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2015, Grupo Aval’s net trading income came in at Ps 245.2 billion, 33.7% or Ps 124.7 billion lower than the Ps 369.9 billion obtained in 2014. Of such decrease Ps 193.5 billion resulted from the Colombian operation and were partially offset by a Ps 68.8 billion increase from the Central American operation, when translated to pesos. Of the Ps 124.7 billion decrease in net trading income Ps 239.0 billion resulted from a decrease in net trading income from investment securities held for trading through profit or loss and Ps 114.3 billion resulted from an increase in net trading income from derivatives.

Net trading income from derivatives increased Ps 114.3 billion from a loss of Ps 54.3 billion to a gain of Ps 60.0 billion in 2015.

The decrease in net trading income from investment securities held for trading through profit or loss was mainly driven by a reduction in the average yield which went from 7.2% in 2014 to 3.9% in 2015, resulting in a Ps 193.0 billion decrease in income. Furthermore, the average balance of Grupo Aval’s consolidated fixed income and equity investments held for trading through profit or loss decreased by 19.9%, or Ps 1,165.8 billion, to Ps 4,699.9 billion, and resulted in an additional Ps 45.9 billion decrease in income.

For the Colombian operation, net trading income from investment securities held for trading through profit or loss decreased by 64.9% or Ps 303.3 billion from Ps 467.0 billion in 2014 to Ps 163.7 billion in 2015. The decrease was mainly explained by a reduction in the average yield which went from 8.4% in 2014 to 3.9% in 2015, resulting in a Ps 249.8 billion decrease in income. Furthermore, the average balance of Grupo Aval’s consolidated fixed income and equity investments held for trading through profit or loss decreased by 24.6%, or Ps 1,361.2 billion, to Ps 4,169.4 billion, and resulted in an additional Ps 53.4 billion decrease in income.

For the Central American operation, net trading income from investment securities held for trading through profit or loss increased Ps 64.3 billion from a loss of Ps 42.8 billion in 2014 to a gain of Ps 21.5 billion in 2015. The increase was mainly explained by an increase in the average yield which went from a negative of 12.8% in 2014 to 4.0% in 2015, resulting in a Ps 56.4 billion increase in income. Furthermore, there was an increase in the average balance of fixed income and equity investments held for trading through profit or loss of Ps 195.3 billion, to Ps 530.5 billion that resulted in a Ps 7.9 billion increase in income.

Total income from investment securities

Grupo Aval’s securities portfolio is classified in the following categories (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments ((ii) and (iii) are described above in the net interest income section as interest income from investment in debt securities). Grupo Aval manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Grupo Aval consolidated operation (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 1,256.7 billion for 2015, 5.0% or Ps 59.3 billion higher than the Ps 1,197.3 billion for 2014. This was primarily an effect of a Ps 931.3 billion increase in the average balance of total investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments) from Ps 24,820.9 billion in 2014 to Ps 25,752.2 billion in 2015, resulting in a Ps 45.4 billion increase in interest income. In addition, the average yield on total investment securities increased from 4.8% in 2014 to 4.9% in 2015, generating an additional Ps 13.9 billion increase in interest income.

When including the investment securities held for trading through profit or loss, Grupo Aval’s consolidated average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held to maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 17.0% or Ps 22,844.6 billion to Ps 157,304.5 billion in 2015 and the net interest income plus net trading income from investment securities held for trading would have increased by 15.8%, or Ps 1,162.1 billion to Ps 8,509.3 billion in 2015, which resulted in a 5 basis points decrease in the net interest margin from 5.5% in 2014 to 5.4% in 2015.

Other income (expense)

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	457.9	487.4	(29.4)	(6.0)
Gains on sales of investments, net	79.2	135.1	(55.8)	(41.3)
Income from sales of non-current assets held for sale	26.2	0.0	26.2	N.A.
Equity method	230.4	121.7	108.7	89.3
Dividend income	33.6	136.7	(103.1)	(75.4)
Gains on valuation of biological assets, net	0.0	0.0	0.0	N.A.
Income from non-financial sector, net	838.6	655.1	183.5	28.0
Net income from financial instruments designated at fair value	153.1	172.9	(19.8)	(11.4)
Other	723.4	560.2	163.1	29.1
Total other income (expense)	2,542.4	2,269.0	273.4	12.0

Total other income (expense) for Grupo Aval’s consolidated operation increased by 12.0% or Ps 273.4 billion in 2015 as compared to 2014, with Ps 272.4 billion explained by Colombian operations and Ps 0.9 billion explained by Central American operations, when translated to pesos.

The 13.6% or Ps 272.4 billion increase in total other income (expense) resulting from Colombian operations are mainly explained by a Ps 183.5 billion increase in income from non-financial sector, net, a Ps 167.3 billion increase in other (includes Ps 174.7 billion recovery of a part of 2013 and 2014 CREE surcharge provision), a Ps 108.7 billion increase in income from the equity method, and a Ps 21.7 billion increase in income from sales of non-current assets held for sale. These increases were partially offset by Ps 103.1 billion decrease in dividend income, a Ps 49.2 billion decrease in foreign exchange gains (losses), net, a Ps 36.6 billion decrease in gains on sales of investments, net and a Ps 19.8 billion decrease in net income from financial instruments designated at fair value. The Ps 183.5 billion increase in income from the non-financial sector, net was mainly driven by higher operating income from some of Corficolombiana’s subsidiaries such as Promigas, Hoteles Estelar and Unipalma. For an analysis of the income from the non-financial companies, equity method and dividends of Corficolombiana, see Corficolombiana MD&A (“—Banco de Bogotá subsidiary analysis—Corficolombiana—Other income (expense)”).

The 0.4% or Ps 0.9 billion increase in total other income (expense) resulting from Central American operations, when translated to pesos, are mainly explained by a Ps 19.7 billion increase in foreign exchange gains (losses), net and a Ps 4.5 billion increase in income from sales of non-current assets held for sale. These increases were partially offset by a Ps 19.2 billion decrease in gains on sales of investments, net and Ps 4.1 billion decrease in other income. Excluding the effect of the devaluation of the peso, other income (expense) from Central American operations would have decreased 24.7% or Ps 85.4 billion. For an analysis of the evolution of the Central American total other income excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá— Other income (expense)”).

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of non-current assets held for sale	(0.0)	(34.3)	34.3	(100.0)
Personnel expenses	(3,111.3)	(2,508.3)	(603.0)	24.0
Salaries and employee benefits	(2,945.9)	(2,363.0)	(582.9)	24.7
Bonus plan payments	(113.5)	(113.7)	0.2	(0.2)
Termination payments	(51.9)	(31.6)	(20.3)	64.1
Administrative and other expenses	(3,575.6)	(3,057.1)	(518.5)	17.0
Depreciation and amortization	(488.2)	(409.5)	(78.7)	19.2
Wealth tax	(303.2)	0.0	(303.2)	N.A.
Other expenses	(130.8)	(264.1)	133.3	(50.5)
Charitable and other donation expenses	(9.4)	(10.9)	1.5	(13.6)
Other	(121.4)	(253.2)	131.9	(52.1)
Total other expenses	(7,609.1)	(6,273.5)	(1,335.7)	21.3

Total other expenses for Grupo Aval’s consolidated operation increased by 21.3% or Ps 1,335.7 billion in 2015 as compared to 2014, with Ps 433.0 billion explained by Colombian operations and Ps 902.6 billion explained by Central American operations.

The 9.5% or Ps 433.0 billion increase in total other expenses resulting from Colombian operations are mainly explained by Ps 303.2 billion of the wealth tax paid in 2015, Ps 158.9 billion increase in administrative and other expenses and a Ps 156.7 billion increase in personnel expenses. These increases were partially offset by a Ps 148.6 billion decrease in other expenses, a Ps 33.7 billion decrease in losses from sales of non-current assets held for sale and a Ps 3.5 billion decrease in depreciation and amortization. In absence of the wealth tax, total other expenses would have increased by Ps 129.8 billion or 2.9% versus 2014.

The 52.1% or Ps 902.6 billion increase in total other expenses resulting from Central American operations are mainly explained, when translated to pesos, by a Ps 446.3 billion increase in personnel expense, a Ps 359.5 billion increase in administrative and other expenses, a Ps 82.2 billion increase in depreciation and amortization and a Ps 15.3 billion increase in other expenses. The increase in Central America’s expenses is driven by a combination of organic growth and the impact of the devaluation of the peso. Excluding the effect of the devaluation of the peso, other expenses from Central American operations would have increased 10.8% or Ps 257.4 billion in line with the growth of the balance sheet. For an analysis of the evolution of the Central American operation’s other expenses excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Total other expenses”).

Because Grupo Aval’s personnel and administrative and other expenses increased by 20.1%, while its income increased by 16.7%, the efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, other income excluding other) deteriorated from 46.2% in 2014 to 47.6% in 2015. The ratio of personnel and administrative and other expenses as a percentage of average assets deteriorated from 3.3% in 2014 to 3.4% in 2015.

The efficiency ratio for the Colombian operation deteriorated from 43.7% in 2014 to 44.4% in 2015. The ratio of personnel and administrative and other expenses as a percentage of average assets improved 11 basis points from 3.0% in 2014 to 2.9% in 2015.

The efficiency ratio for the Central American operation, when translated to pesos, deteriorated 48 basis points from 54.2% in 2014 to 54.7% in 2015. For an analysis of the evolution of the Central American operation’s efficiency ratio excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Other expenses”).

Income tax expense

Income tax expense for Grupo Aval’s consolidated operation increased by 3.9%, or Ps 70.7 billion, to Ps 1,879.0 billion in 2015. Grupo Aval’s consolidated operation effective tax rate (calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense (includes CREE reversal)) improved from 39.8% in 2014 to 35.7% in 2015. The improvement in the effective tax rate is a consequence of the greater proportional impact of the Central America segment on our net income, as Central America’s average tax rate is lower than in our Colombian operations.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by 10.3%, or Ps 121.9 billion, to Ps 1,304.3 billion in 2015 as compared with 2014. The ratio of net income attributable to non-controlling interest to net income decreased from

39.4% in 2014 to 39.0% in 2015. This decrease was mainly explained by an increase in net income in subsidiaries in which Grupo Aval holds higher stake as compared to 2014.

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to controlling interest for the year ended December 31, 2015 increased by 22.1%, or Ps 342.3 billion, to Ps 1,894.0 billion compared to the year ended December 31, 2014. The increase is explained by a 25.8% or Ps 1,024.8 billion increase in net interest income, a 23.1% or Ps 591.3 billion increase in net income from commissions and fees and a 26.5% or Ps 472.9 billion increase in other income (expense). These increases were partially offset by a 30.7% or Ps 1,240.8 billion increase in other expenses, a 26.7% or Ps 264.1 billion increase in net impairment loss on financial assets, a 42.2% or Ps 113.5 billion decrease in net trading income and a 6.2% or Ps 80.4 billion increase in income tax expense. During 2015 the wealth tax affected the income statement through the administrative and other expenses line by Ps 211.2 billion (see “Supervision and Regulation -Tax Reforms”). In absence of the wealth tax, net income before tax expense would have been Ps 4,228.7 billion (Ps 681.8 billion higher than that of 2014).

Net income attributable to controlling interest, excluding LB Panamá’s operations increased by 16.8% or Ps 152.6 billion to Ps 1,059.0 billion for the year ended December 31, 2015 as compared to the year ended December 31, 2014.

The following discussion describes the principal drivers of Banco de Bogotá’s consolidated results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014. Further detail is provided in the discussion of the results of operations for LB Panamá, Porvenir and Corficolombiana.

	Banco de Bogotá Consolidated
	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	8,783.3	6,800.1	1,983.3	29.2
Interest expense	(3,788.7)	(2,830.2)	(958.5)	33.9
Net interest income	4,994.6	3,969.8	1,024.8	25.8
Impairment loss on loans and accounts receivable, net	(1,331.8)	(1,056.2)	(275.6)	26.1
Impairment loss on other financial assets, net	(20.9)	(12.0)	(8.9)	74.1
Recovery of charged-off assets	100.4	80.1	20.4	25.4
Net impairment loss on financial assets	(1,252.2)	(988.1)	(264.1)	26.7
Net income from commissions and fees	3,146.6	2,555.2	591.3	23.1
Net trading income	155.6	269.1	(113.5)	(42.2)
Total other income (expense)	2,254.6	1,781.7	472.9	26.5
Total other expenses	(5,281.6)	(4,040.8)	(1,240.8)	30.7
Income before income tax expense	4,017.6	3,546.9	470.7	13.3
Income tax expense	(1,378.5)	(1,298.2)	(80.4)	6.2
Net Income	2,639.0	2,248.7	390.3	17.4
Net income attributable to :
Controlling interest	1,894.0	1,551.7	342.3	22.1
Non-controlling interest	745.1	697.0	48.0	6.9

Net interest income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	3,678.7	2,833.9	844.8	29.8
Consumer loans and leases	3,599.5	2,717.3	882.2	32.5
Mortgage loans and leases	676.8	462.8	214.0	46.2
Microcredit loans and leases	104.8	100.7	4.1	4.1
Interbank and overnight funds	140.6	196.7	(56.1)	(28.5)
Interest on loans and leases	8,200.4	6,311.4	1,889.0	29.9
Interest on investment in debt securities	582.9	488.7	94.2	19.3
Total interest income	8,783.3	6,800.1	1,983.3	29.2
Interest expense:
Checking accounts	(166.8)	(149.3)	(17.5)	11.7
Time deposits	(1,618.5)	(1,172.0)	(446.5)	38.1
Savings deposits	(710.2)	(585.2)	(125.0)	21.4
Total interest expense on deposits	(2,495.5)	(1,906.5)	(589.0)	30.9
Borrowings from banks and others	(497.1)	(371.7)	(125.4)	33.7
Interbank and overnight funds	(243.8)	(147.4)	(96.5)	65.5
Long-term debt (bonds)	(460.7)	(336.9)	(123.7)	36.7
Borrowings from development entities	(91.6)	(67.8)	(23.9)	35.3
Total interest expense	(3,788.7)	(2,830.2)	(958.5)	33.9
Net interest income	4,994.6	3,969.8	1,024.8	25.8

Banco de Bogotá’s net interest income increased by 25.8% or Ps. 1,024.8 billion to Ps. 4,994.6 billion in 2015 as compared to 2014. The increase in net interest income was mainly due to a 29.2% or Ps 1,983.3 billion increase in interest income, partially offset by a 33.9% or Ps 958.5 billion increase in interest expense. Of the Ps 1,024.8 billion increase in net interest income, Ps 194.7 billion are explained by Colombian operations and Ps 830.0 billion by Central American operations, when translated to pesos. Net interest income for Central America’s operations, excluding the effect of peso devaluation, increased by 9.0% or Ps 216.3 billion for the year ended December 31, 2015.

The 31.8% or Ps. 1,945.1 billion increase in interest income from loans and leases (excluding interest from interbank and overnight funds) for Banco de Bogotá’s consolidated operation in 2015 as compared to 2014 was a result of a 24.7% or Ps 16,367.2 billion increase in the average balance of loans and leases to Ps 82,644.7 billion driven by a combination of organic growth in Colombia and in Central America and the impact of the devaluation of the peso. The increase in the average balance resulted in a Ps 1,657.6 billion increase in interest income and a 53 basis points increase in the average yield on loans and leases (excluding interbank and overnight funds) from 9.2% in 2014 to 9.8% in 2015 resulted in an additional Ps 287.5 billion increase in interest income.

Banco de Bogotá’s consolidated interest income from investments in debt securities (which includes available for sale and held to maturity fixed income securities) increased by 19.3% or Ps 94.2 billion and it was mainly a result of a 12.4% or Ps 1,350.6 billion increase in the average balance of investments that resulted in a Ps 61.8 billion increase in interest income. In addition, there was a 28 basis points increase in the average yield of investment securities from 4.5% in 2014 to 4.7% in 2015, which resulted in a Ps 32.4 billion increase in interest income from investment securities.

Total interest income for Banco de Bogotá’s Colombian operations increased by 17.7% or Ps. 729.3 billion to Ps. 4,838.8 billion in 2015, driven by an increase of Ps 626.4 billion in interest income from loans and leases (including interest from interbank and overnight funds), and a Ps. 102.9 billion increase in interest on investments in debt securities.

Interest income from loans and leases (excluding interest from interbank and overnight funds) for Banco de Bogotá’s Colombian operations increased by 19.0% or Ps 697.2 billion. The increase reflects a 14.3% or Ps 6,003.6 billion increase in average balance of loans and leases (excluding interbank and overnight funds), which resulted in a Ps 552.2 billion increase in interest income. In addition, there was an increase of 36 basis points in the average yield on loans and leases from 8.7% in 2014 to 9.1% in 2015, which resulted in a Ps 145.0 billion increase in interest income. The increase in Banco de Bogotá’s average yield on loans and leases reflects an increasing rate environment in Colombia where the average DTF went from 4.1% in 2014 to 4.6% in 2015.

The Ps 697.2 billion increase in interest income from loans and leases (excluding interest from interbank and overnight funds) for Banco de Bogota’s Colombian operations is mainly explained by a 24.9% or Ps 551.6 billion increase in interest income from commercial loans and leases (excluding interest from interbank and overnight funds). The increase in interest income from commercial loans and leases is explained by a 13.4% or Ps 4,369.8 billion increase in the average balance of commercial loans and leases, which resulted in a Ps 326.7 billion increase in interest income. In addition, there was a 69 basis points increase in average yield, which resulted in a Ps 224.8 billion increase in interest income. On the other hand, interest income from interbank and overnight funds for Banco de Bogotá’s Colombian operations decreased by 43.7% or Ps 70.8 billion to Ps 91.1 billion.

Interest income on investments in debt securities for Banco de Bogotá’s Colombian operations increased by 36.9% or Ps 102.9 billion. The increase is explained by a 90 basis points increase in the average yield on investments from 3.9% in 2014 to 4.8% in 2015, which resulted in a Ps 66.0 billion increase in interest income. In addition, there was an 11.4% or Ps 812.7 billion increase in the average balance of investment securities from Ps 7,129.3 in 2014 to Ps 7,942.0 billion in 2015, which resulted in a Ps 36.9 billion increase in interest income.

When translated into pesos, total interest income for the Central American operations increased by 46.6% or Ps 1,254.0 billion, driven by an increase of Ps 1,262.7 billion in interest income from loans and leases (including interest from interbank and overnight funds), and a Ps 8.7 billion decrease in interest on investment securities.

Interest income from loans and leases (excluding interest from interbank and overnight funds) for Banco de Bogotá’s Central American operations increased by 51.0% or Ps 1,247.9 billion. The increase was mainly explained by a 42.7% or Ps 10,363.6 billion increase in average balance of loans and leases, which resulted in a Ps 1,105.3 billion increase in interest income. Excluding the effects of the devaluation of the peso, average loans and leases would have increased 10.8%. In addition, there was a 59 basis points increase in the average yield on loans and leases from 10.1% in 2014 to 10.7% in 2015, which resulted in a Ps 142.6 billion increase in interest income. Excluding the effect of peso devaluation, interest income from loans and leases (excluding interest from interbank and overnight funds) would have grown 9.9% and the average yield on loans and leases (excluding interbank and overnight funds) would have decreased 8 basis points to 9.46% in 2015. For an analysis of the evolution of the Central American average yield on interest earning assets excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Interest income from investment in debt securities for Banco de Bogotá’s Central American operation decreased by 4.1%, or Ps 8.7 billion, to Ps 201.3 billion for the year ended December 31, 2015, as the result of a decrease in the average yield, from 5.5% for 2014 to 4.6% for 2015, resulting in a Ps 33.6 billion decrease in interest income. Partially offsetting this was a 14.2% or Ps 537.9 billion increase in average balance of investment in debt securities from Ps 3,797.2 billion in 2014 to Ps 4,335.1 billion in 2015, which resulted in a 25.0 billion increase in interest income.

The 33.9% or Ps 958.5 billion increase in total interest expense for Banco de Bogotá’s consolidated operation is explained by a 23.9% or Ps 19,865.6 billion increase in the average balance of total interest-bearing liabilities from Ps 83,118.9 billion in 2014 to Ps 102,984.5 billion in 2015 that resulted in a Ps 615.3 billion increase in interest expense, and by an increase of 27 basis points in the average cost of funding, from 3.4% in 2014 to 3.7% in 2015, which resulted in an additional Ps 343.2 increase in interest expense. Total interest expense for Banco de Bogotá’s interest-bearing deposits increased by 30.9% or Ps 589.0 billion to 2,495.5 billion in 2015, mainly driven by a 21.2% or Ps 12,844.4 billion increase in the average balance of interest-bearing deposits, from Ps 60,513.1 billion in 2014 to Ps 73,357.5 billion in 2015, which resulted in a Ps 351.6 billion increase in interest expense. In addition, a

25 basis points increase in the average cost of funds, from 3.2% in 2014 to 3.4% in 2015 generated a Ps 237.4 billion increase in interest expense.

Total interest expense for Banco de Bogotá’s Colombian operations increased 27.8% or Ps 534.5 billion, driven by a 16.9% or Ps. 8,764.6 billion increase in the average balance of total interest-bearing liabilities to Ps 60,532.3 billion resulting in a Ps 266.9 billion increase in interest expense, and a 35 basis points increase in the average cost of funding from 3.7% in 2014 to 4.1% in 2015, consistent with the increasing rate environment in Colombia, which resulted in a Ps 267.7 billion increase in interest expense.

When translated into pesos, total interest expense for Central American operations increased by 46.7% or Ps 424.0 billion, explained by a 35.4% or Ps 11,101.1 billion increase in the average balance of total interest-bearing liabilities that resulted in a Ps 348.4 billion increase in interest expense. Also contributing to the increase in interest expense was a 24 basis points increase in the average cost of funding from 2.9% to 3.1% that resulted in a Ps 75.5 billion increase in interest expense. The increase in the average balance of Central American total interest-bearing liabilities was driven by impact of the devaluation of the peso and, to a lesser extent, organic growth. Excluding the effect of peso devaluation interest expense from interest-bearing liabilities would have grown 6.9% and the average rate paid on interest-bearing liabilities would have decreased by 2 basis points from 2.80% in 2014 to 2.78% in 2015. For an analysis of the evolution of the Central American average balance of interest bearing liabilities and its costs excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) for Banco de Bogotá’s Colombian operation increased by 15.1%, or Ps 7,524.6 billion, to Ps 57,309.4 billion for the year ended December 31, 2015, while net interest income grew by 8.9% to Ps 2,382.5 billion. The above resulted in a 24 basis points reduction in net interest margin (calculated as previously described) from 4.4% in 2014 to 4.2% in 2015. The spread between the yield earned on loans and leases (excluding interbank and overnight funds) and the rate paid on deposits remained basically unchanged at 5.2%.

Average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) for Banco de Bogotá’s Central American operation increased by 38.2%, or Ps 11,083.2 billion, to Ps 40,120.2 billion for the year ended December 31, 2015, while net interest income grew by 46.6% to Ps 2,612.1 billion. The above resulted in a 37 basis points increase in net interest margin (calculated as previously described) from 6.1% in 2014 to 6.5% in 2015. The spread between the yield earned on loans and leases (excluding interbank and overnight funds) and the rate paid on deposits increased 40 basis points from 7.5% in 2014 to 7.9% in 2015. For an analysis of the evolution of the Central American net interest margin, excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Banco de Bogotá’s consolidated operation’s average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) increased by 23.6%, or Ps 18,607.8 billion, to Ps 97,429.6 billion in 2015 and the net interest income increased by 25.8%, or Ps 1,024.8 billion to Ps 4,994.6 billion in 2015, which resulted in a 9 basis points increase in the net interest margin from 5.0% in 2014 to 5.1% in 2015. The spread between the yield earned on loans and leases and the rate paid on deposits increased 28 basis points from 6.1% in 2014 to 6.4% in 2015. These results are mainly explained by the Central American operation’s increase in the yield of interest-earning assets that was partly offset by an increase in rates paid on interest-bearing liabilities.

Impairment loss on financial assets

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment loss on financial assets:
Impairment loss on loans and leases, net	(1,264.5)	(989.5)	(275.0)	27.8
Impairment loss on accrued interest and other receivables, net	(67.3)	(66.7)	(0.5)	0.8
Impairment loss on investments in debt and equity securities	0.4	(0.5)	0.9	(184.3)
Impairment loss on non-current held for sale assets	(21.3)	(11.5)	(9.8)	85.2
Recovery of charged-off assets	100.4	80.1	20.4	25.4
Recovery of impairment loss on investments in debt and equity securities	0.0	0.0	0.0	N.A.
Recovery of impairment loss on non-current held for sale assets	0.0	0.0	0.0	N.A.
Net impairment loss on financial assets	(1,252.2)	(988.1)	(264.1)	26.7

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans at least 31 days past due	Delinquency Ratio (1)	Loans 31 days past due	Delinquency Ratio (1)	Loans 31 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Total loans and leases:	2,251.6	2.4%	1,893.7	2.6%	357.9	(0.2)%
Colombian Operations	1,356.0	2.7%	1,173.4	2.6%	182.6	0.0%
Commercial loans and leases	806.2	2.0%	662.5	1.9%	143.6	0.1%
Consumer loans and leases	470.2	5.0%	450.5	5.4%	19.7	(0.3)%
Mortgage loans and leases	35.5	1.8%	16.0	1.1%	19.5	0.7%
Microcredit loans and leases	44.1	11.4%	44.4	12.6%	(0.2)	(1.1)%
Central American Operations	895.6	2.2%	720.3	2.6%	175.3	(0.4)%
Commercial loans and leases	145.2	0.8%	164.0	1.4%	(18.8)	(0.6)%
Consumer loans and leases	544.0	3.6%	377.1	3.8%	167.0	(0.2)%
Mortgage loans and leases	206.3	2.4%	179.2	2.9%	27.1	(0.5)%
Microcredit loans and leases	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

(1)	Calculated as 31 days past due loans divided by total gross loans and leases (excluding interbank and overnight funds)

Net impairment loss on financial assets for Banco de Bogotá’s consolidated operations increased by 26.7% or Ps 264.1 billion in 2015 as compared to 2014, driven primarily by a 27.8% or Ps 275.0 billion increase in impairment loss on loans and leases, net and a Ps 9.8 billion increase in impairment loss on non-current held for sale assets. These increases were partially offset by a Ps 20.4 billion increase in recoveries of charged-off assets.

The increase in net impairment loss on loans and leases was driven by (i) an increase in the balance of loans and leases of 27.1% which was partially impacted by the devaluation of the currency, (ii) lower recoveries of impairment losses on loans and leases in Banco de Bogotá’s Central American operations, and (iii) a slight deterioration in credit quality as Colombia’s operations delinquency ratio (measured as loans 31 days past due as a percentage of total gross loans excluding interbank and overnight funds) increased by 4 basis points. The ratio of net impairment loss on loan and leases to average loan and leases remained basically unchanged at 1.6%, both for 2014 and 2015.

Net impairment loss on financial assets for Banco de Bogotá’s Colombian operations increased by 8.2% or Ps 54.6 billion from 668.2 billion in 2014 to Ps 722.8 billion in 2015, mainly explained by a 10.2% or Ps 69.0 billion increase in impairment loss on loans and leases and a Ps 10.2 billion increase in impairment loss on non-current held for sale assets that were partially offset by a Ps 24.2 billion increase in recoveries of charged-off assets. Delinquency ratios in Colombia presented a 4 basis points deterioration due mainly to a 72 basis points deterioration in delinquency on mortgage loans that was partly offset by a 33 basis points improvement in delinquency on consumer loans.

When translated into pesos, net impairment loss on financial assets for the Central American operations mainly increased by 65.5% or 209.5 billion to 529.4 billion in 2015. The increase is mainly explained by a Ps 206.0 billion increase in impairment loss on loans and leases. Excluding the effect of peso devaluation, net impairment loss on financial assets would have grown 19.0% or Ps 84.4 billion. For an analysis of the evolution of the Central American net impairment loss on financial assets, excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Impairment”).

Charge-offs for Banco de Bogotá’s consolidated operations increased by 22.5% or Ps 194.1 billion to Ps 1,057.0 billion in 2015 as compared to 2014, and its ratio of charge-offs to average balance of loans and leases (excluding interbank and overnight funds) ratio remained stable at 1.3% for both 2014 and 2015.

Banco de Bogotá’s consolidated coverage ratio for loans 31 days past due was 94.8% in 2015, with a ratio of 118.4% for its Colombian operations and 59.0% for its Central American operations.

The recovery of charged-off assets increased by 25.4% or Ps 20.4 billion, driven by increases of Ps 24.2 billion in the recoveries of Banco de Bogotá’s Colombian operations, that were offset by a decrease of Ps 3.9 billion in recoveries from the Central American operation.

Net income from commissions and fees

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Income from commissions and fees:
Banking fees	2,425.6	1,781.5	644.1	36.2
Bonded warehouse services	112.4	132.2	(19.8)	(14.9)
Trust activities	167.6	157.9	9.7	6.1
Pension and severance fund management	786.0	757.0	29.1	3.8
Total income from commissions and fees	3,491.6	2,828.5	663.1	23.4
Expenses for commissions and fees	(345.0)	(273.3)	(71.8)	26.3
Net income from commissions and fees	3,146.6	2,555.2	591.3	23.1

Net income from commissions and fees for Banco de Bogotá’s consolidated operation increased by 23.1% or Ps 591.3 billion in 2015 as compared to 2014, with Ps 46.4 billion resulting from Colombian operations and Ps 544.9 billion resulting from Central American operations.

The Ps 46.4 billion increase resulting from Banco de Bogotá’s Colombian operations, was mainly driven by a Ps 70.6 billion increase in commissions from banking fees, a Ps 19.7 billion increase in fees from pension and severance fund management (“-Banco de Bogotá subsidiary analysis—Porvenir—Net income from commissions and fees”), and an increase of Ps 9.7 billion in fees from trust activities. These increases were partially offset by a Ps 33.8 billion increase in expenses for commissions and fees and a Ps 19.8 billion decrease in fees from bonded warehouse services.

Of the Ps 544.9 billion increase resulting from Central American operations, Ps 573.5 billion are explained by an increase in banking fees and Ps 9.3 billion by increases in pension and severance fund management. These increases were partially offset by an increase of Ps 37.9 billion in expenses for commissions and fees. For an analysis of the evolution of the Central American net income from commissions and fees, excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net income from commissions and fees”).

Net trading income

Banco de Bogotá’s consolidated net trading income includes (i) net trading income from investment securities held for trading through profit or loss, that reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2015, Banco de Bogotá’s Consolidated net trading income came in at Ps 155.6 billion, 42.2% or Ps 113.5 billion lower than the Ps 269.1 billion obtained in 2014. Of such decrease Ps 182.3 billion resulted from the Colombian operation and were partially offset by a Ps 68.8 billion increase from the Central American operation, when translated to pesos. Of the Ps 113.5 billion decrease in net trading income Ps 97.8 billion resulted from a decrease in net trading income from investment securities held for trading through profit or loss and Ps 15.6 billion resulted from a decrease in net trading income from derivatives.

Total income from valuation on trading and hedging derivatives decreased Ps 15.6 billion from a loss of Ps 21.1 billion to a loss of Ps 36.7 billion in 2015.

The Ps 97.8 billion decrease in net trading income, for Banco de Bogotá’s consolidated operations, from investment securities held for trading through profit or loss was mainly driven by a reduction in the average yield which went from 7.0% in 2014 to 5.4% in 2015, resulting in a Ps 69.3 billion decrease in income. Furthermore, the average balance of Banco de Bogotá’s consolidated fixed income and equity investments held for trading through profit or loss decreased by 12.9%, or Ps 532.5 billion, to Ps 3,593.4 billion, and resulted in an additional Ps 28.5 billion decrease in income.

For the Colombian operation, net trading income from investment securities held for trading through profit or loss decreased by 48.7% or Ps 162.1 billion from Ps 333.0 billion in 2014 to Ps 170.9 billion in 2015. The decrease was mainly explained by a reduction in the average yield which went from 8.8% in 2014 to 5.6% in 2015, resulting in a Ps 121.5 billion decrease in income. Furthermore, the average balance of the Colombian operations’ consolidated fixed income and equity investments held for trading through profit or loss decreased by 19.2%, or Ps 727.9 billion, to Ps 3,062.9 billion, and resulted in an additional Ps 40.6 billion decrease in income.

For the Central America operation, when translated to pesos, net trading income from investment securities held for trading through profit or loss increased Ps 64.3 billion from a loss of Ps 42.8 billion in 2014 to a gain of Ps 21.5 billion in 2015. The increase was mainly explained by an increase in the yield from a negative of 12.8% in 2014 to 4.0% in 2015, resulting in a Ps 56.4 billion increase in income. Furthermore, there was an increase in the average balance of fixed income and equity investments held for trading through profit or loss of Ps 195.3 billion, to Ps 530.5 billion that resulted in a Ps 7.9 billion increase in income.

Total income from investment securities

Banco de Bogotá’s securities portfolio is classified in the following categories (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held-to-maturity fixed income investments ((ii) and (iii) are described above in the net interest income section as interest income from investment in debt securities). Banco de Bogotá manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Banco de Bogotá Consolidated (comprised of income on investment in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 775.3 billion for 2015, 0.5% or Ps 3.6 billion lower than the Ps 778.9 billion for 2014. This was primarily an effect of a decrease of 29 basis points in the average yield on total investment securities from 5.2% in 2014 to 4.9% in 2015, generating a Ps 43.6 billion decrease in interest income, that was partially offset by a Ps 818.1 billion increase in the average balance of total investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale and (iii) held-to-maturity fixed income investments) from Ps 15,052.4 billion in 2014 to Ps 15,870.5 billion in 2015, resulting in a Ps 40.0 billion increase in interest income.

When including the investment securities held for trading through profit or loss, Banco de Bogotá’s consolidated average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 21.8% or Ps 18,075.2 billion to Ps 101,023.0 billion in 2015 and the net interest income plus net trading income from investment securities held for trading through profit or loss would have increased by 21.8%, or Ps 926.9 billion to Ps 5,187.0 billion in 2015, which resulted in a net interest margin of 5.1% for both years.

Other income (expense)

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	480.4	340.2	140.3	41.2
Gains on sales of investments , net	67.1	78.1	(11.0)	(14.1)
Income from sales of non-current assets held for sale	16.6	0.0	16.6	N.A.
Equity method	204.8	107.0	97.7	91.3
Dividend income	28.6	103.5	(74.8)	(72.3)
Income from non-financial sector, net	937.4	710.1	227.3	32.0
Net income from financial instruments designated at fair value	153.1	172.9	(19.8)	(11.4)
Other	366.7	269.9	96.8	35.8
Total other income (expense)	2,254.6	1,781.7	472.9	26.5

Total other income (expense) for Banco de Bogotá’s consolidated operation increased by 26.5% or Ps 472.9 billion in 2015 as compared to 2014, mainly due to a Ps 227.3 billion increase in income from the non-financial sector, a Ps 140.3 billion increase in foreign exchange gains (losses), net, a Ps 97.7 billion increase in the equity method, a Ps 16.6 billion increase in income from sales of non-current assets held for sale and a Ps 96.8 billion increase in other income (includes Ps 65.5 billion recovery of a part of 2014 CREE surcharge provision). These increases were partially offset by a Ps 74.8 billion decrease in dividend income.

The Ps 227.3 billion increase in income from non-financial sector, net, mainly reflects the net operating income of the consolidated entities of Banco de Bogotá that are different from financial institutions. For an analysis of the income from the non-financial companies of Corficolombiana, see Corficolombiana MD&A (“—Banco de Bogotá subsidiary analysis—Corficolombiana—Other income (expense)”).

The above mentioned increase in income from foreign exchange gains (losses), net of Ps 140.3 billion was mainly driven by a Ps 120.5 billion increase in Banco de Bogotá’s Colombian operations and a Ps 19.7 billion increase in LB Panamá operation.

Of the Ps 96.8 billion increase in other income in 2015 as compared to 2014, Ps 100.9 billion are attributable to the Colombian operation, and Ps 4.1 billion are attributable to a decrease in the Central American operation.

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of non-current assets held for sale	(0.0)	(25.3)	25.3	(100.0)
Personnel expenses	(2,217.7)	(1,700.2)	(517.6)	30.4
Salaries and employee benefits	(2,077.4)	(1,600.0)	(477.4)	29.8
Bonus plan payments	(103.4)	(78.3)	(25.1)	32.0
Termination payments	(36.9)	(21.8)	(15.1)	69.2
Administrative and other expenses	(2,384.8)	(1,936.3)	(448.6)	23.2
Depreciation and amortization	(364.3)	(265.7)	(98.6)	37.1
Wealth tax	(211.2)	0.0	(211.2)	N.A.
Other expenses	(103.6)	(113.3)	9.8	(8.6)
Charitable and other donation expenses	(4.7)	(4.1)	(0.6)	14.3
Other	(98.9)	(109.3)	10.4	(9.5)
Total other expenses	(5,281.6)	(4,040.8)	(1,240.8)	30.7

Total other expenses for Banco de Bogotá’s consolidated operation increased by Ps 1,240.8 billion, or 30.7%, in 2015 as compared to 2014, with Ps 338.2 billion explained by Colombian operations and Ps 902.6 billion explained by Central American operations, when translated to pesos.

Of the Ps 338.2 billion increase in total other expenses resulting from Colombian operations, Ps 211.2 billion are attributable to the wealth tax expense, Ps 89.0 billion to the increase in administrative and other expenses and Ps 71.3 billion to the increase in personnel expenses. Partially offsetting this increase was a Ps 25.0 billion decrease in other expenses. In absence of the wealth tax, other expenses resulting from Colombian operations would have increased by 5.5% or Ps 127.0 billion.

Of the Ps 902.6 billion increase in total other expenses resulting from Central American operations, when translated to pesos, Ps 446.3 billion are attributable to an increase personnel expenses, Ps 359.5 billion to an increase in administrative and other expenses, Ps 82.2 billion to an increase in depreciation and amortization and Ps 15.3 billion to other expenses. The increase in Central America’s expenses is driven by a combination of organic growth and the impact of the devaluation of the peso. Excluding the effect of peso devaluation total other expenses would have grown 10.9% or Ps 258.2 billion. For an analysis of the evolution of the Central American operation’s other expenses excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Other expenses”).

The increase in personnel expenses is associated to a 4.3% increase in headcount, mainly in BAC Credomatic’s operation, that occurred during the year to support the growth of the loan portfolio. The number of employees went from 45,453 employees in 2014 to 47,399 employees in 2015. Furthermore, there was a 24.5% increase in yearly salaries and employee benefits per employee from Ps 35.2 million in 2014 to 43.8 million in 2015. Excluding the devaluation, salaries and employee benefits would have increased 5.6%.

Banco de Bogotá’s consolidated operations’ efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other) deteriorated from 43.8% in 2014 to 45.2% in 2015. The ratio of personnel and administrative and other expenses as a percentage of average assets was 3.3% in 2014 and 3.4% in 2015.

The efficiency ratio for the Colombian operation improved 7 basis points from 38.2% in 2014 to 38.1% in 2015. The ratio of personnel and administrative and other expenses as a percentage of average assets improved 15 basis points from 2.7% in 2014 to 2.6% in 2015.

The efficiency ratio for the Central American operation, when translated to pesos, deteriorated 48 basis points from 54.2% in 2014 to 54.7% in 2015. The cost to average assets ratio deteriorated from 3.9% to 4.3%. For an analysis of the evolution of the Central American operation’s efficiency ratio excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Other expenses”).

Income tax expense

Income tax expense for Banco de Bogotá’s consolidated operation increased by 6.2%, or Ps 80.4 billion, to Ps 1,378.5 billion in 2015. Banco de Bogotá’s consolidated operation effective tax rate (calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense) improved from 38.9% in 2014 to 34.5% in 2015. The improvement in the effective tax rate is a consequence of the greater proportional impact of the Central America segment on our net income, as Central America’s average tax rate is lower than in our Colombian operations.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by 6.9%, or Ps 48.0 billion, to Ps 745.1 billion in 2015 as compared with 2014. The ratio of net income attributable non-controlling interest to net income decreased from 31.0% in 2014 to 28.2% in 2015. This decrease is explained by the fact that net income in subsidiaries in which Banco de Bogotá’s holds higher stake, such as LB Panama, contributed higher net income versus the net income generated by those subsidiaries in which Banco de Bogotá holds a lower stake, such as Porvenir, Corficolombiana and Corficolombiana’s investments. The ratio of net income attributable to non-controlling interest to net income for the Colombian operation decreased from 43.4% in 2014 to 41.3% in 2015, mainly attributable to Corficolombiana (see Corficolombiana’s MD&A (“—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Banco de Bogotá Subsidiary Analysis

Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Corficolombiana, Porvenir and LB Panamá. In order to fully disclose the effect of these subsidiaries on Banco de Bogotá, the following is an analysis of the results of operations of each of Corficolombiana, Porvenir and LB Panamá in the year ended December 31, 2015 compared to the year ended December 31, 2014.

Corficolombiana

Net income

	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	334.4	237.1	97.3	41.0
Interest expense	(608.0)	(483.8)	(124.2)	25.7
Net interest income	(273.6)	(246.7)	(26.9)	(10.9)
Impairment loss on loans and accounts receivable, net	(8.5)	(17.1)	8.6	(50.4)
Impairment loss on other financial assets, net	(0.0)	(0.7)	0.7	(101.0)
Recovery of charged-off assets	0.5	1.3	(0.7)	(57.8)
Net impairment loss on financial assets	(7.9)	(16.5)	8.6	(52.1)
Net income from commissions and fees	43.3	49.5	(6.2)	(12.6)
Net trading income	(131.2)	109.7	(240.9)	(219.5)
Total other income (expense)	1,628.4	1,317.0	311.5	23.7
Total other expenses	(170.4)	(158.5)	(11.9)	7.5
Income before income tax expense	1,088.6	1,054.5	34.2	3.2
Income tax expense	(330.9)	(315.1)	(15.8)	5.0
Net Income	757.7	739.4	18.4	2.5
Net income attributable to:
Controlling interest	445.9	479.5	(33.6)	(7.0)
Non-controlling interest	311.8	259.9	52.0	20.0

Corficolombiana’s net income attributable to controlling interest decreased by 7.0%, or Ps 33.6 billion to Ps 445.9 billion in 2015 as compared to 2014. In contrast, Corficolombiana’s net income increased by Ps 18.4 billion, or 2.5% to Ps 757.7 billion in 2015 as compared to 2014. The reason why net income increased and net income attributable to controlling interest decreased is because investments in which Corficolombiana has a lower controlling ownership performed better than those in which it has a higher controlling stake. The most significant driver of the increase in net income was an increase in other income (expense) by Ps 311.5 billion mainly from higher income from non-financial sector, net.

Partially offsetting such results there was (i) a Ps 240.9 billion decrease in Corficolombiana’s net trading income, (ii) a Ps 26.9 billion decrease in net interest income (which includes the interest expenses from non-financial subsidiaries), (iii) a Ps 11.9 billion increase in other expenses mainly due to the payment of the wealth tax (Ps 33.0 billion) (See “Supervision and Regulation – Tax Reforms”), and (iv) a Ps 15.8 billion increase in income tax expense driven by the CREE surcharge of 5 percentage points, as per the tax reform of December 2014.

Net interest income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	103.5	91.3	12.2	13.4
Consumer loans and leases	0.1	0.1	0.0	(31.9)
Mortgage loans and leases	0.0	0.0	0.0	N.A.
Microcredit loans and leases	0.0	0.0	0.0	N.A.
Interbank and overnight funds	80.1	118.6	(38.5)	(32.4)
Interest on loans and leases	183.7	210.0	(26.3)	(12.5)
Interest on investments in debt securities	150.7	27.1	123.6	456.2
Total interest income	334.4	237.1	97.3	41.0
Interest expense:
Checking accounts	(0.0)	(0.5)	0.5	(99.7)
Time deposits	(172.0)	(152.3)	(19.6)	12.9
Savings deposits	(24.9)	(24.9)	0.0	(0.1)
Total interest expense on deposits	(196.9)	(177.7)	(19.1)	10.8
Borrowings from banks and others	(68.1)	(62.5)	(5.6)	8.9
Interbank and overnight funds	(133.7)	(90.7)	(43.1)	47.5
Long-term debt (bonds)	(202.7)	(146.7)	(56.0)	38.1
Borrowings from development entities	(6.6)	(6.1)	(0.5)	8.5
Total interest expense	(608.0)	(483.8)	(124.2)	25.7
Net interest income	(273.6)	(246.7)	(26.9)	10.9

Corficolombiana’s net interest income recorded a Ps 273.6 billion loss in 2015 and a Ps 246.7 billion loss in 2014. The loss in net interest income is partially explained by the fact that Corficolombiana’s consolidated non-financial subsidiaries interest income and interest expense are included in Corficolombiana’s net interest income, while their operating income is included in other income (expenses) as income from the non-financial sector, net. Aggregated interest expense from non-financial subsidiaries was Ps 288.2 billion in 2015 and Ps 218.4 billion in 2014, while aggregated interest income was Ps 52.5 billion in 2015 and Ps 109.8 billion in 2014. In absence of the interest income and expense from non-financial subsidiaries, net interest income would have been a Ps 138.0 billion loss in 2014 and Ps 37.9 billion loss in 2015.

The decrease in net interest income by Ps 26.9 billion, is mainly explained by a Ps 124.2 billion increase in interest expense, and a Ps 38.5 billion decrease in interest on interbank and overnight funds. Partially offsetting these decreases was a Ps 123.6 billion increase in interest on investments in debt securities and a Ps 12.2 billion increase in interest income on commercial loans and leases.

The increase in total interest expenses by Ps 124.2 billion to Ps 608.0 billion in 2015 as compared to 2014, was mainly driven by an increase in average rate paid on funding from 5.4 % in 2014 to 6.1% in 2015, which resulted in a Ps 68.0 billion increase in interest expense. In addition, the average balance of interest-bearing liabilities increased by 10.2% or Ps 916.9 billion to Ps 9,914.6 billion in 2015 as compared to 2014, which resulted in a Ps 56.2 billion increase in interest expense.

The Ps 124.2 billion increase in interest expenses reflected (i) a Ps 69.8 billion increase the aggregated interest expense from non-financial subsidiaries and (ii) a Ps 54.4 billion increase in the interest expense of financial subsidiaries.

The Ps 69.8 billion increase in interest expense from non-financial subsidiaries was mainly due to an increase in the average paid rate from 6.1% in 2014 to 7.3% in 2015, which resulted in a Ps 41.9 billion increase in interest expense. In addition, the average balance of non-financial subsidiaries increased by 10.7%, or Ps 381.1 billion, to Ps 3,946.6 billion in 2015 as compared to 2014, which resulted in a Ps 27.8 billion increase in interest expense. These increases are associated with a higher interest rate environment in Colombia (higher DTF and inflation in 2015 as compared to 2014), and longer duration of the funding of new infrastructure projects mainly through Promigas and its subsidiaries.

The increase in interest expense on long term debt by Ps 56.0 billion came from non-financial subsidiaries and was caused in part by a Ps 288.2 billion increase in debt associated with the needs of working capital to fund the aforementioned new infrastructure projects.

The Ps 54.4 billion increase in interest expenses from financial subsidiaries was mainly due to an increase in the average balance of 9.9%, or Ps 535.9 billion to Ps 5,968.0 billion in 2015 as compared to 2014, which resulted in a Ps 28.7 billion increase in interest expense. Contributing to this result was an increase in the average paid rate from 4.9% in 2014 to 5.4% in 2015, which resulted in a Ps 25.7 billion increase in interest expense.

Interest expense on interbank and overnight funds increased by Ps 43.1 billion. This increase is attributable to Corficolombiana’s financial subsidiaries.

Interest earned on interbank and overnight funds decreased by Ps 38.5 billion from Ps 118.6 billion in 2014 to Ps 80.1 billion in 2015.

The aforementioned decreases were partially offset by (i) a Ps 123.6 billion increase in interest on investments in debt securities and (ii) a Ps 12.2 billion increase in interest income on commercial loans and leases.

The increase in interest income on investment in debt securities of Ps 123.6 billion was driven by Corficolombiana’s decision to increase its exposure to fixed income during 2015 after reducing it during 2014. Corficolombiana’s balances of fixed income investments, classified as available for sale and held to maturity, at December 31, 2014 and 2015 were Ps 1,690.0 billion and Ps 2,977.3 billion, respectively.

The increase in interest on commercial loans and leases of Ps 12.2 billion is explained by a higher average balance of Ps 116.3 billion from Ps 823.0 billion in 2014 to Ps 939.3 billion in 2015, which resulted in a Ps 12.8 billion increase in interest income. This increase was partially offset by a slight decrease in the average yield from 11.1% in 2014 to 11.0% in 2015, which resulted in a Ps 0.6 decrease in interest income.

Impairment loss on financial assets

Corficolombiana’s net impairment loss on financial assets decreased by Ps 8.6 billion to 7.9 billion in 2015 from Ps 16.5 in 2014. This decrease was mainly driven by a Ps 5.0 billion recovery from loans and leases in Leasing Corficolombiana in 2015.

Net income from commissions and fees

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Income from commissions and fees
Banking fees	20.4	20.1	0.4	1.8
Bonded warehouse services	0.0	0.0	0.0	N.A.
Trust activities	40.9	38.0	2.9	7.5
Pension and severance fund management	0.0	0.0	0.0	N.A.
Income from commissions and fees	61.3	58.1	3.2	5.5
Expenses for commissions and fees	(18.0)	(8.6)	(9.4)	109.8
Net income from commissions and fees	43.3	49.5	(6.2)	(12.6)

Net income from commissions and fees decreased by Ps 6.2 billion, or 12.6% to Ps 43.3 billion in 2015 as compared to Ps 49.5 billion in 2014. This decrease is mainly attributable to a Ps 9.4 billion increase in expenses for commissions and fees partially offset by a Ps 3.2 billion increase in income from commissions and fees.

The increase in expenses for commissions and fees of Ps 9.4 billion is mainly explained by an increase in banking fees paid for the structuring and financing of investment projects.

The increase in income from commissions and fees of Ps 3.2 billion is explained by an increase of Ps 2.9 billion in income on fees from trust activities due to a better performance in Fiduciaria Corficolombiana, which increased its fee income from Ps 38.0 billion in 2014 to Ps 40.9 billion in 2015.

Net trading income

Corficolombiana’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, that reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. Total net trading income decreased by Ps 240.9 billion from Ps 109.7 billion in 2014 to a loss of Ps 131.2 billion in 2015, driven by a Ps 166.0 billion decrease in net trading income from investment securities held for trading through profit or loss and a Ps 74.9 billion decrease in net trading income from derivatives.

Net trading income from derivatives decreased Ps 74.9 billion from a loss of Ps 94.3 billion in 2014 to a loss of Ps 169.2 billion in 2015.

Corficolombiana’s net trading income from investment securities held for trading through profit or loss came to Ps 38.0 billion during 2015, 81.4% or Ps 166.0 billion lower than the Ps 204.1 billion during 2014. The Ps 166.0 billion decrease in net trading income is explained by (i) a Ps 160.0 billion decrease in income from fixed income held for trading portfolio, and (ii) a Ps 6.0 billion decrease in income from equity investment securities held for trading through profit or loss.

The decrease in the net trading income from investment securities held for trading through profit or loss of Ps 166.0 billion was mainly driven by a decrease in yield from 12.9% in 2014 to 3.5% in 2015, which resulted in a decrease in income of Ps 148.9 billion. In addition, the average balance of Corficolombiana’s investment securities held for trading through profit or loss decreased from Ps 1,584.8 billion in 2014 to Ps 1,092.6 billion in 2015, resulted in a Ps 17.1 billion decrease in net trading income.

Total income from investment securities

Corficolombiana’s securities portfolio is classified in the following categories (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments ((ii) and (iii) are described above in the net interest income section as interest income from investment on debt securities). Corficolombiana manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 188.7 billion for 2015, 18.4% or Ps 42.5 billion lower than the Ps 231.2 billion registered during 2014. This decrease is explained by a decrease in average balance of total investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments) from Ps 3,538.0 billion in 2014 to Ps 3,426.2 billion in 2015, which resulted in a Ps 6.2 billion decrease in income. In addition there was a decrease in average yield on investment securities from 6.5% in 2014 to 5.5% in 2015, which resulted in a Ps 36.3 billion decrease in income.

Other income (expenses)

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	191.2	103.5	87.7	84.7
Gains on sales of investments, net	4.1	1.1	3.1	293.2
Income from sales of non-current assets held for sale	0.7	0.0	0.7	N.A.
Equity method	206.3	107.1	99.1	92.5
Dividend income	26.1	100.6	(74.5)	(74.1)
Income from non-financial sector, net	1,031.1	786.3	244.8	31.1
Net income from financial instruments designated at fair value	153.1	172.9	(19.8)	(11.4)
Other	15.8	45.4	(29.6)	(65.2)
Total other income (expenses)	1,628.4	1,317.0	311.5	23.7

Total other income (expenses) increased by Ps 311.5 billion, or 23.7% to Ps 1,628.4 billion in 2015 as compared to Ps 1,317.0 billion in 2014, mainly driven by a Ps 244.8 billion increase in income from non-financial sector, net due to higher operating income in some of the Corficolombiana's non-financial subsidiaries, a Ps 99.1 billion increase in income from equity method and a Ps 87.7 billion increase in foreign exchange gains (losses), net. Partially offsetting these increases was a Ps 74.5 billion decrease in dividend income, a Ps 29.6 billion decrease in other income and a Ps 19.8 billion decrease in net income from financial instruments designated at fair value (which are the concession arrangements rights).

The income from non-financial sector, net increased by Ps 244.8 billion to Ps 1,031.1 in 2015 from Ps 786.3 billion in 2014. This increase was mainly driven by a higher operating income in some of Corficolombiana’s subsidiaries such as Promigas, Hoteles Estelar and Unipalma.

Income from equity method increased by Ps 99.1 billion, to Ps 206.3 billion in 2015 from Ps 107.1 billion in 2014. This increase is explained by i) an increase of Ps 66.9 billion from Concesionaria Ruta del Sol, ii) an increase of Ps 23.4 billion from Gases del Caribe and iii) an increase of Ps 7.7 billion from Calidda S.A.

Income on foreign exchange gains (losses), net increased by Ps 87.7 billion to Ps 191.2 billion in 2015 from Ps 103.5 billion in 2104.

These increases were partially offset by a Ps 74.5 billion decrease in dividend income to Ps 26.1 billion in 2015 from Ps 100.6 billion in 2014. The decline in dividends reflects higher dividend payment during 2014 from investments such as the Empresa de Energía de Bogotá and Gas Natural by Ps 43.9 billion and Ps 7.4 billion, respectively.

Net income from financial instruments designated at fair value, which are the fair value of concessions arrangements with the Government through Promigas and its subsidiaries, decreased by Ps 19.8 billion to Ps 153.1 billion in 2015 as compared to 2014. This decrease is attributable to a change in the valuation discount rate that increased from 7.9% in 2014 to 8.8% in 2015.

Other income, which mainly includes income on sales of foreclosed assets, property, plant and equipment and recoveries on other expenses, decreased by Ps 29.6 billion in 2015 as compared to 2014.

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of non-current assets held for sale	(0.0)	(2.0)	2.0	(100.0)
Personnel expenses	(66.1)	(61.1)	(5.0)	8.3
Salaries and employee benefits	(63.6)	(58.4)	(5.2)	9.0
Bonus plan payments	(2.1)	(2.5)	0.3	(13.8)
Termination payments	(0.4)	(0.2)	(0.2)	63.3
Administrative and other expenses	(57.8)	(63.8)	6.0	(9.4)
Depreciation and amortization	(5.8)	(4.5)	(1.4)	30.4
Wealth tax	(33.0)	0.0	(33.0)	N.A.
Other expenses	(7.6)	(27.2)	19.6	(72.0)
Charitable and other donation expenses	(0.4)	(0.4)	0.0	4.3
Other	(7.2)	(26.8)	19.6	(73.1)
Total other expenses	(170.4)	(158.5)	(11.9)	7.5

Corficolombiana’s total other expenses increased by Ps 11.9 billion to Ps 170.4 billion in 2015 as compared to 2014, mainly explained by the payment of the wealth tax for Ps 33.0 billion in 2015 (see “Supervision and Regulation – Tax Reforms”). Contributing to this increase was an increase in personnel expenses of Ps 5.0 billion. Partially offsetting these increases, was a Ps 19.6 billion decrease in other expenses and a Ps 6.0 billion decrease in administrative and other expenses.

The Ps 5.0 billion increase in personnel expenses is explained by a Ps 5.2 billion increase in salaries and employee benefits, by a Ps 0.2 billion increase in termination payments and by a Ps 0.3 billion decrease in bonus plan payments. The 5.2 billion increase in salaries and employee benefits was mainly due to a 3.7% increase in aggregated employees from financial subsidiaries and holding company from 946 at December 31, 2014 to 981 at December 31, 2015. Yearly salaries and employee benefits per capita went from Ps 61.7 million in 2014 to Ps 64.8 million in 2015.

Partially offsetting these increases, was a Ps 19.6 billion decrease in other expenses, which includes mainly sales of property, plants and equipment, fines and penalties derived from customers claims and others.

Income tax expense

Income tax expense increased by 5.0%, to Ps 330.9 billion in 2015 from Ps 315.1 billion in 2014, Corficolombiana’s effective tax rate (calculated as income tax expense divided income before income tax expense, minus the equity method income and dividends, plus wealth tax) remained stable in 37.2% for both 2014 and 2015, as such, the increase reflected a higher taxable net income base.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by 20.0%, or Ps 52.0 billion in 2015 as compared to 2014. This increase is explained mainly by the fact that subsidiaries in which Corficolombiana holds a lower ownership, such as Promigas and Unipalma, performed better than those in which holds a higher controlling stake.

Porvenir

Porvenir generates income primarily from fees on its customers’ pension contributions, which consist predominantly of monthly mandatory contributions. It also generates net interest income and net trading income, composed almost entirely of investment income from the appreciation of Porvenir’s proprietary trading portfolio, which can be divided into two components: (i) income from its stabilization reserve, which is the legally required proprietary stake (1% of assets under management) in its funds that are subject to a minimum return guarantee mainly mandatory pension and severance funds; and (ii) income from Porvenir’s investment portfolio, which includes income from fixed income securities and money market instruments. As a result, Porvenir’s revenue is mainly affected by the number of contributors, their salaries, any changes in applicable fee rates and the rate of return of its assets under management and its proprietary investment portfolio.

Net income

	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	69.2	26.4	42.7	161.7
Interest expense	(28.1)	(20.9)	(7.2)	34.7
Net interest income	41.0	5.5	35.5	640.3
Impairment loss on loans and accounts receivable , net	(22.9)	(29.5)	6.5	(22.1)
Impairment loss on other financial assets, net	(0.0)	(0.0)	0.0	N.A.
Recovery of charged-off assets	0.0	0.0	0.0	N.A.
Net impairment loss on financial assets	(22.9)	(29.5)	6.5	(22.1)
Net income from commissions and fees	667.3	652.3	15.0	2.3
Net trading income	122.1	147.0	(25.0)	(17.0)
Total other income (expense)	(73.0)	(51.1)	(21.9)	42.8
Total other expenses	(314.8)	(289.3)	(25.5)	8.8
Income before income tax expense	419.6	435.0	(15.4)	(3.5)
Income tax expense	(165.0)	(152.3)	(12.8)	8.4
Net Income	254.6	282.7	(28.1)	(10.0)
Net income attributable to :
Controlling interest	254.0	282.2	(28.2)	(10.0)
Non-controlling interest	0.6	0.6	0.0	4.7

Porvenir’s net income attributable to controlling interest decreased by 10.0%, or Ps 28.2 billion, to Ps 254.0 billion in 2015 as compared to 2014. The most significant drivers of Porvenir’s results were (i) an increase in other expenses by Ps 25.5 billion, (ii) a decrease in net trading income by Ps 25.0 billion, (iii) a decrease in other income (expense) by Ps 21.9 billion and (iv) and an increase in income tax expense by Ps 12.8 billion. These results were partially offset by (i) an increase in net interest income by Ps 35.5 billion, (ii) an increase in net income from commissions and fees by Ps 15.0 billion, and (iii) a decrease in net impairment loss on financial assets of Ps 6.5 billion. The Ps 25.5 billion increase in other expenses is mainly explained by the payment of wealth tax for Ps 14.9 billion (see “Supervision and Regulation–Tax Reforms”), an expense for Ps 20.9 billion due to the yearly update in Porvenir’s actuarial calculations for provisions of uncapitalized accounts (“cuentas descapitalizadas”), which are those accounts that show a lesser value than the amount required to fund a legal monthly minimum pension plan, partially offset by a decrease in administrative and other expenses by Ps 11.1 billion.

Net interest income

Net interest income increased by Ps 35.5 billion, to Ps 41.0 billion in 2015 as compared to 2014, mainly driven by a Ps 41.6 billion increase in interest on investments in debt securities that was partially offset by an increase in interest expense of Ps 7.2 billion in 2015.

The Ps 41.6 billion increase in interest income from investments in debt securities, from Ps 26.4 billion in 2014 to 69.2 billion in 2015, is explained by the fact that average balance of fixed income investments available for sale increased by 133.6%, or Ps 172.3 billion, from Ps 129.0 billion in 2014 to Ps 301.3 billion in 2015, which resulted in a Ps 5.6 billion increase in interest income. Porvenir’s rate of return on its investment portfolio increased from 16.6% in 2014 to 20.9% in 2015, which resulted in a Ps 36.0 billion in interest income.

Total interest expense increased by Ps 7.2 billion mainly driven by the impact of the devaluation on the U.S. $186.1 million loan taken by Porvenir to fund the acquisition of AFP Horizonte in 2013.

Impairment loss on financial assets

Porvenir’s net impairment loss on financial assets decreased by Ps 6.5 billion, or 22.1% from Ps 29.5 billion in 2014 to Ps 22.9 billion in 2015 mainly due to a decrease in the impairment losses on “unidades negativas” (negative units), which result from customers switching from another pension fund manager to Porvenir. Porvenir’s impairment loss on financial assets only includes losses on accounts receivable since Porvenir does not engage in lending activities.

Net income from commissions and fees

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Net income from commissions and fees:
Banking fees	0.0	0.2	(0.2)	(91.6)
Bonded warehouse services	0.0	0.0	0.0	N.A.
Trust activities	0.0	0.0	0.0	N.A.
Pension and severance fund management	763.1	739.8	23.4	3.2
Income from commissions and fees	763.1	740.0	23.1	3.1
Expenses for commissions and fees	(95.9)	(87.7)	(8.2)	9.3
Net income from commissions and fees	667.3	652.3	15.0	2.3

Net income from commissions and fees consists primarily of commissions earned on the administration of mandatory pension funds, severance funds, voluntary pension funds and third-party liability pension funds. Porvenir’s total fees and other services income, net increased by Ps 15.0 billion, or 2.3%, to Ps 667.3 billion in 2015 as compared to Ps 652.3 billion in 2014.

Pension and severance fund management fees, which include fees from administration of mandatory, voluntary and third-party liability pension funds, and severance funds increased by Ps 23.4 billion to Ps 763.1 billion in 2015.

This increase was primarily driven by a Ps 13.9 billion, or 2.7%, increase in fee income from the administration of mandatory pension funds from Ps 524.5 billion in 2014 to Ps 538.4 billion in 2015. Such results are explained by an increase in the number of customers from 6.8 million as of December 31, 2014 to 7.3 million as of December 31, 2015.

Fee income from severance fund management increased by Ps 13.6 billion from Ps 113.7 billion in 2014 to Ps 127.4 billion in 2015. This increase was mainly due to an increase in the severance funds customers from 3.2 million as of December 31, 2014 to 3.6 million as of December 31, 2015.

Partially offsetting these increases, was a Ps 2.9 billion decrease in revenues received from the administration of third-party liability pension funds from Ps 11.1 billion in 2014 to Ps 8.2 billion in 2015, and a Ps 1.3 billion decrease in fee income associated with the management of voluntary pension funds and other fees from Ps 90.5 billion in 2014 to Ps 89.2 billion in 2015.

Expenses for commissions and fees increased by Ps 8.2 billion, from Ps 87.7 billion in 2014 to Ps 95.9 billion in 2015, mainly driven by a higher number of social security transactions.

Net trading income

Porvenir’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, that reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. Total net trading income decreased by Ps 25.0 billion from Ps 147.0 billion in 2014 to Ps 122.1 billion in 2015, driven by a Ps 55.6 billion decrease in net trading income from investment securities held for trading through profit or loss, from Ps 90.3 billion in 2014 to 34.8 billion in 2015 and a Ps 30.6 billion increase in net trading income from derivatives, from Ps 56.7 billion in 2014 to 87.3 billion in 2015.

The decrease in the net trading income from investment securities held for trading through profit or loss of Ps 55.6 billion was mainly driven by a decrease in yield from 9.3% in 2014 to 3.3% in 2015, which resulted in a decrease in income of Ps 58.3 billion. Partially offsetting this result, the average balance of Porvenir’s investment securities held for trading through profit or loss increased from Ps 970.7 billion in 2014 to Ps 1,053.9 billion in 2015, resulted in a Ps 2.7 billion increase in net trading income.

Total income from investment securities

Porvenir’s securities portfolio is classified in the following categories (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments ((ii) and (iii) are described above in the net interest income section as interest income from investment in debt securities). Porvenir manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of income on investment securities and net trading income from investment securities held for trading through profit or loss) was Ps 97.8 billion for 2015, 12.5% or Ps 14.0 billion lower than the Ps 111.8 billion for 2014. This result is mainly explained by a decrease in the average yield of total investment securities from 10.2% in 2014 to 7.2% in 2015, which resulted in a Ps 32.4 billion decrease in income, partially offset by a Ps 255.4 billion increase in average balance of total investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments, and (iii) held to maturity fixed income investments), resulting in a Ps 18.4 billion increase in income.

Other income (expense)

Total other income (expense) decreased by Ps 21.9 billion, or 42.8%, from a loss of Ps 51.1 billion in 2014 to a loss of Ps 73.0 billion in 2015. This decrease was primarily due to a Ps 53.9 billion decrease in foreign exchange gains (losses), net from a Ps 84.3 billion loss in 2014 to Ps 138.2 billion loss in 2015. This result was partially offset by a Ps 31.2 billion increase in other income attributable to provisions recovered as a result of customers switching from one pension fund manager to another and recoveries of insurance claims and others, and a Ps 1.1 billion increase from gains on sales of investments, net.

Other expenses

	For the year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of non-current assets held for sale	(0.0)	(0.0)	0.0	N.A.
Personnel expenses	(113.8)	(109.9)	(3.9)	3.5
Salaries and employee benefits	(112.7)	(106.0)	(6.6)	6.3
Bonus plan payments	(0.7)	(3.0)	2.4	(78.3)
Termination payments	(0.4)	(0.8)	0.4	(45.6)
Administrative and other expenses	(148.3)	(159.4)	11.1	(7.0)
Depreciation and amortization	(13.9)	(10.5)	(3.4)	32.4
Wealth tax	(14.9)	-	(14.9)	N.A.
Other expenses	(24.0)	(9.5)	(14.5)	152.8
Charitable and other donation expenses	(1.3)	(0.4)	(0.9)	202.5
Other	(22.7)	(9.1)	(13.6)	150.4
Total other expenses	(314.8)	(289.3)	(25.5)	8.8

Porvenir’s total other expenses increased by Ps 25.5 billion, or 8.8% to Ps 314.8 billion in 2015 as compared to 2014. This increase was mainly driven by (i) the payment of the wealth tax (Ps 14.9 billion), (ii) an increase in other expenses by Ps 14.5 billion, explained by a Ps 20.9 billion expense for the yearly update in their actuarial calculations for provisions of uncapitalized accounts (“cuentas descapitalizadas”) and a Ps 6.4 billion decrease in other expenses, and (iii) an increase in personnel expenses by Ps 6.6 billion. Partially offsetting these increases was a Ps 11.1 billion decrease in administrative and other expenses. Porvenir’s efficiency to income ratio (calculated as personnel and administrative and other expenses divided by net income, fees and other services income, other income excluding other) slightly deteriorated from 37.0% in 2014 to 37.4% in 2015.

The number of employees of Porvenir remained stable at 2,692 for both years 2014 and 2015. Yearly salaries and employee benefits per capita increased by 6.3% from Ps 39.4 million in 2014 to Ps 41.8 million in 2015.

Income tax expense

Income tax expense increased by 8.4%, or Ps 12.8 billion, to Ps 165.0 billion in 2015 as compared to 2014. Porvenir’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method minus dividends, plus wealth tax) increased from 35.0% in 2014 to 38.0% in 2015, mainly driven by the CREE surcharge of 5 percentage points, as per the tax reform of December, 2014.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest remained at Ps 0.6 billion for both years 2014 and 2015.

LB Panamá

Given that LB Panamá’s functional currency is USD, it is important to bear in mind that its consolidated results for 2015 in Colombian Pesos reflect both the entity’s performance in its functional currency and the depreciation of the peso, which was 31.6% in the year ended December 31, 2015.

The following tables present the results of LB Panamá in Colombian Pesos and also include an adjusted 2014 column in which we applied 2015 average exchange rate to adjust for the impact of the devaluation of the Colombian Peso. Furthermore, and in order to discuss the performance of the company in its functional currency, the analysis presented herein explains the trends of the line items as adjusted for the impact of the devaluation of the Colombian Peso.

Net income

	For the year ended December 31,		Change December 2015 vs December 2014		For the year ended December 31,	Change December 2015 vs December 2014 *
	2015	2014	#	%	2014 (adjusted)(*)	#	%
	(in Ps billions)
Interest income	3,944.5	2,690.5	1,254.0	46.6	3,641.8	302.8	8.3
Interest expense	(1,332.4)	(908.4)	(424.0)	46.7	(1,246.0)	(86.4)	6.9
Net interest income	2,612.1	1,782.1	830.0	46.6	2,395.8	216.3	9.0
Impairment loss on loans and accounts receivable, net	(518.7)	(312.7)	(206.0)	65.9	(433.3)	(85.4)	19.7
Impairment loss on other financial assets, net	(11.7)	(12.1)	0.4	(3.6)	(17.2)	5.5	(32.2)
Recovery of charged-off assets	1.0	4.9	(3.9)	(79.7)	5.5	(4.5)	(81.9)
Net impairment loss on financial assets	(529.4)	(319.9)	(209.5)	65.5	(445.0)	(84.4)	19.0
Net income from commissions and fees	1,479.7	934.8	544.9	58.3	1,281.5	198.3	15.5
Net trading income	29.1	(39.8)	68.8	173.1	29.3	(0.2)	(0.7)
Total other income (expense)	259.9	259.0	0.9	0.4	345.3	(85.4)	(24.7)
Total other expenses	(2,635.8)	(1,733.1)	(902.6)	52.1	(2,377.6)	(258.2)	10.9
Income before income tax expense	1,215.7	883.1	332.6	37.7	1,229.2	(13.5)	(1.1)
Income tax expense	(380.8)	(237.1)	(143.8)	60.6	(328.0)	(52.8)	16.1
Net Income	834.9	646.0	188.8	29.2	901.2	(66.3)	(7.4)
Net income attributable to:
Controlling interest	834.9	645.2	189.7	29.4	901.9	(67.0)	(7.4)
Non-controlling interest	(0.1)	0.8	(0.9)	(109.7)	(0.7)	0.7	(89.3)

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

LB Panamá mainly reflects our investment in BAC Credomatic. In addition to its investment in BAC Credomatic, which as of December 31, 2015, amounted to Ps. 6,290.3 billion (U.S $ 1,997.3 billion), as of the same date, LB Panamá’s unconsolidated balance sheet carried goodwill of Ps 4,087.2 billion (U.S.$ 1,298 million), resulting from the company’s acquisition of BAC Credomatic and Banco BAC de Panamá. LB Panamá’s unconsolidated balance sheet also includes a fixed income portfolio of Ps 1,064.3 billion (U.S.$338 million) comprised mainly of investment grade bonds issued by Latin American sovereign and corporate issuers, acquired pursuant to Banco de Bogotá’s investment guidelines. As of December 31, 2015, LB Panamá had Ps 2,288.4 billion (U.S.$727 million) of indebtedness, including Ps 850.4 billion (U.S.$270 million) incurred to fund a portion of our acquisition of BAC Credomatic and Ps 1,438.1 billion (U.S.$457 million) of additional indebtedness, of which Ps 747.7 billion (U.S.$237 million) is owed to Grupo Aval Limited and Ps 690.4 billion (U.S.$219 million) is owed to Deutsche Bank.

LB Panamá’s net income attributable to controlling interest for the year ended December 31, 2015 increased by 29.4%, or Ps 189.7 billion, to Ps 834.9 billion. Excluding the effect of the peso devaluation, LB Panamá’s net income attributable to controlling interest for the year ended December 31, 2015 decreased by 7.4%, or Ps 67.0 billion. Despite an increase of 9.0% or Ps 216.3 billion in net interest income and a 15.5% or Ps 198.3 billion increase in net income from commissions and fees, there was an 10.9% or Ps 258.2 billion increase in other expenses, a 19.0% or Ps 84.4 billion increase in net impairment loss on financial assets, a 24.7% or Ps 85.4 billion decrease in other income (expense), a 16.1% or Ps 52.8 billion increase in income tax expense and a 0.7% or Ps 0.2 billion decrease in net trading income.

Net interest income

	Year ended December 31,		Change, 2015 vs. 2014		For the year ended December 31,	Change, 2015 vs. 2014
	2015	2014	#	%	2014 (adjusted)*	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	909.0	615.7	293.2	47.6	846.9	62.0	7.3
Consumer loans and leases	2,255.7	1,465.8	789.8	53.9	2,014.4	241.3	12.0
Mortgage loans and leases	529.1	364.3	164.8	45.2	500.1	29.0	5.8
Microcredit loans and leases	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Interbank and overnight funds	49.5	34.7	14.8	42.5	47.1	2.4	5.1
Interest on loans and leases	3,743.3	2,480.6	1,262.7	50.9	3,408.5	334.8	9.8
Interest on investments in debt securities	201.3	209.9	(8.7)	(4.1)	233.3	(32.0)	(13.7)
Total interest income	3,944.5	2,690.5	1,254.0	46.6	3,641.8	302.8	8.3
Interest expense:
Checking accounts	(73.6)	(47.1)	(26.5)	56.4	(64.9)	(8.7)	13.4
Time deposits	(680.7)	(467.6)	(213.0)	45.6	(641.3)	(39.3)	6.1
Savings deposits	(87.4)	(58.1)	(29.3)	50.5	(79.8)	(7.6)	9.5
Total interest expense on deposits	(841.7)	(572.8)	(268.9)	46.9	(786.1)	(55.5)	7.1
Borrowings from banks and others	(411.1)	(287.9)	(123.2)	42.8	(394.3)	(16.8)	4.3
Interbank and overnight funds	(6.8)	(6.0)	(0.9)	14.5	(8.1)	1.3	(15.8)
Long-term debt (bonds)	(72.8)	(41.8)	(31.0)	74.1	(57.4)	(15.4)	26.7
Borrowings from development entities	(0.0)	(0.0)	(0.0)	N.A.	(0.0)	0.0	N.A.
Total interest expense	(1,332.4)	(908.4)	(424.0)	46.7	(1,246.0)	(86.4)	6.9
Net interest income	2,612.1	1,782.1	830.0	46.6	2,395.8	216.3	9.0

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

LB Panamá’s net interest income in local currency increased by 9.0% or Ps 216.3 billion in 2015 as compared to 2014, reflecting a Ps 302.8 billion increase in total interest income offset in part by a Ps 86.4 billion increase in interest expense.

The increase in total interest income is explained by a Ps 334.8 billion increase in interest income on loans and leases including income from interbank and overnight funds and a Ps 32.0 billion decrease in income on investments in debt securities. Interest income from loans and leases and interbank and overnight funds increased by Ps 332.3 billion and Ps 2.4 billion, respectively.

The increase in interest income on loans and leases (excluding interbank and overnight funds) of Ps 332.3 billion was mainly driven by a 10.8% or Ps 3,804.3 billion increase in LB Panamá’s average interest-earning loan portfolio from Ps 35,237.1 billion in 2014 to Ps 39,041.4 billion in 2015, which resulted in a Ps 359.9 billion increase in income. The average rate earned on loans and leases showed a slight decline from 9.54% to 9.46%, which resulted in a Ps 27.6 billion decrease in interest income. The increase in interest earned on consumer loans and leases explains 72.6% of the total increase in interest earned on loans and leases. The increase in interest earned on consumer loans and leases of Ps 241.3 billion was mainly driven by a 13.4% or Ps 1,670.9 billion increase in LB

Panamá’s average interest-earning consumer loan portfolio, credit cards and personal loans particularly, from Ps 12,487.9 billion in 2014 to Ps 14,158.8 billion in 2015, which resulted in a Ps 266.2 billion increase in income. The increase was partially offset by a 20 basis points decrease in the average yield on consumer loans from 16.1% in 2014 to 15.9% in 2015, which resulted in a Ps 24.9 billion decrease in interest income.

Interest income on commercial loans increased 7.3% or Ps 62.0 billion. This increase in interest earned on commercial loans and leases was driven by a 10.7% or Ps 1,598.7 billion increase in LB Panamá’s average interest earning commercial loan portfolio from Ps 14,914.3 billion in 2014 to Ps 16,513.0 billion in 2015, which resulted in a Ps 88.0 billion increase in income. The increase was partially offset by a 17 basis points decrease in the average yield on commercial loans from 5.7% in 2014 to 5.5% in 2015, which resulted in a Ps 26.0 billion decrease in interest income.

Interest income on mortgage loans increased 5.8% or Ps 29.0 billion. This increase in interest earned on mortgage loans and leases was driven by a 6.8% or Ps 534.6 billion increase in LB Panamá’s average interest earning mortgage loan portfolio from Ps 7,835.0 billion in 2014 to Ps 8,369.6 billion in 2015, which resulted in a Ps 33.8 billion increase in income. The increase was partially offset by a 6 basis points decrease in the average yield on mortgage loans from 6.4% in 2014 to 6.3% in 2015, which resulted in a Ps 4.8 billion decrease in interest income.

Income from interbank and overnight funds increased by 5.1%, or Ps 2.4 billion, from Ps 47.1 billion in 2014 to Ps 49.5 billion in 2015.

The Ps 32.0 billion decrease to Ps 201.3 billion in 2015 in income on investments in debt securities is mainly explained by a 9.4% or Ps 520.4 billion decrease in the average balance of investments in debt securities (includes fixed income available for sale and held-to-maturity) from Ps 5,529.2 billion in 2014 to Ps 5,008.8 billion in 2015, which resulted in Ps 20.9 billion decrease in interest income on investments in debt securities. In addition, there was a 20 basis points decrease in the average yield of investments from 4.2% in 2014 to 4.0% in 2015, which resulted in a Ps 11.1 billion additional decrease in interest income.

Total interest expense increased by 6.9% or Ps 86.4 billion in 2015 as compared to 2014, mainly driven by a 7.8% or Ps 3,462.0 billion increase in the average balance of interest-bearing liabilities from Ps 44,523.0 billion in 2014 to Ps 47,985.0 billion in 2015, which resulted in a Ps 96.1 billion increase in interest expense. Partially offsetting the increase was a 2 basis points decrease in the average cost of funds from 2.80% in 2014 to 2.78% in 2015, which resulted in a Ps 9.7 billion decrease in interest expense.

Total interest expense on interest-bearing deposits increased by 7.1% or Ps 55.5 billion mainly driven by a 9.9% or Ps 3,095.5 billion increase in the average balance of interest-bearing deposits from Ps 31,395.4 billion in 2014 to Ps 34,490.9 billion in 2015, which resulted in a Ps 75.5 billion increase interest expense. This was partially offset by a 6 basis points decrease in the average cost of deposits from 2.5% to 2.4% in 2015, which resulted in a Ps 20.0 billion decrease interest expense.

The Ps 55.5 billion increase in interest expense on deposits reflects a Ps 39.3 billion increase in interest expense on time deposits, a Ps 8.7 billion increase in interest expense on checking accounts and a Ps 7.6 billion increase in interest expense on savings deposits. The increase in time deposits explains 70.8% of the total increase in interest expense on deposits. The increase in interest expense on time deposits of Ps 39.3 billion was mainly driven by a 13 basis points increase in the average cost from 4.1% in 2014 to 4.3% in 2015, which resulted in a Ps 20.7 billion increase in interest expense. Furthermore, a Ps 435.9 billion increase in the average balance of time deposits from Ps 15,473.1 in 2015 to Ps. 15,908.9 billion in 2015, resulted in a Ps 18.6 billion increase in interest expense.

The Ps 30.9 billion increase in interest expense on other funding (includes borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities) is explained by a 13 basis points increase in the average rate paid on other funding from 3.5% in 2014 to 3.6% in 2015, which resulted in a Ps 17.5 billion increase in interest expense. In addition, a Ps 366.5 billion increase in the average balance from Ps 13,127.7 billion in 2014 to Ps 13,494.1 billion in 2015 resulted in a Ps 13.3 billion increase in interest expense.

The Ps 30.9 billion increase in interest expense on other funding is explained by a Ps 16.8 billion increase in borrowings from banks and others and a Ps 15.4 billion increase in long term debt. These increases were partially offset by a Ps 1.3 billion decrease in interbank and overnight funds. The increase in borrowings from banks and others was mainly driven by an 8 basis points increase in the average cost from 3.3% in 2014 to 3.4% in 2015, which resulted in a Ps 10.1 billion increase in interest expense. Furthermore, a Ps 196.2 billion increase in the average balance of borrowings from banks and others from Ps 11,929.2 billion in 2014 to Ps 12,125.4 billion in 2015 resulted in a Ps 6.7 billion increase in interest expense. The increase in long-term bonds was mainly driven by a Ps 167.3 billion increase in the average balance from Ps 1,008.7 billion in 2014 to Ps 1,176.0 billion in 2015, which resulted in a Ps 10.4 billion increase in interest expense. In addition, a 50 basis points increase in the average cost of long-term bonds from 5.7% in 2014 to 6.2% in 2015 resulted in a Ps 5.0 billion increase in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 7.3%, or Ps 3,096.4 billion, from Ps 42,228.9 billion in 2014 to Ps 45,325.3 billion in 2015 and net interest income increased by 9.0%, or Ps 216.3 billion, from Ps 2,395.8 billion to Ps 2,612.1 billion over the same period, which resulted in a 9 basis points increase in the net interest margin from 5.7% in 2014 to 5.8% in 2015. The interest spread between the average rate on loans and leases (excluding interbank and overnight funds) and the average rate paid on deposits decreased by 1 basis points to 7.0% over the same period.

Impairment loss on financial assets

	Year ended December 31,		Change, 2015 vs. 2014		For the year ended December 31,	Change, 2015 vs. 2014
	2015	2014	#	%	2014 (adjusted)(*)	#	%
	Total Income/ Expense	Total Income/ Expense			Total Income/ Expense
	(in Ps billions)
Impairment loss on financial assets:
Impairment loss on loans and leases, net	(517.7)	(311.7)	(206.0)	66.1	(432.0)	(85.8)	19.9
Impairment loss on accrued interest and other receivables, net	(1.0)	(0.9)	(0.0)	2.3	(1.3)	0.4	(26.8)
Impairment loss on investments in debt and equity securities	(0.0)	(0.0)	(0.0)	(100.0)	(0.0)	0.0	(100.0)
Impairment loss on non-current held for sale assets	(11.7)	(12.1)	0.4	(3.6)	(17.2)	5.5	(32.2)
Recovery of charged-off assets	1.0	4.9	(3.9)	(79.7)	5.5	(4.5)	(81.9)
Recovery of impairment loss on investment securities	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Recovery of impairment loss on non-current held for sale assets	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Net impairment loss on financial assets	(529.4)	(319.9)	(209.5)	65.5	(445.0)	(84.4)	19.0

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans 31 days past due	Delinquency Ratio (1)	Loans 31 days past due	Delinquency Ratio (1)	Loans 31 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Total loans and leases:	895.6	2.2%	720.3	2.6%	175.3	(0.4)%
Commercial loans and leases..	145.2	0.8%	164.0	1.4%	(18.8)	(0.6)%
Consumer loans and leases	544.0	3.6%	377.1	3.8%	167.0	(0.2)%

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans 31 days past due	Delinquency Ratio (1)	Loans 31 days past due	Delinquency Ratio (1)	Loans 31 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Mortgage loans and leases	206.3	2.4%	179.2	2.9%	27.1	(0.5)%
Microcredit loans and leases	0.0	N.A.	0.0	N.A.	0.0	N.A.

(1) Calculated as 31 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on financial assets increased by 19.0% or Ps 84.4 billion in 2015 as compared to 2014. This increase is explained by a Ps 85.8 billion increase in impairment loss on loans and leases, net and a Ps 4.5 billion decrease in recoveries of charged off assets, and was partially offset by a Ps 5.5 billion decrease in impairment loss on foreclosed assets, net.

The increase in impairment loss on loans and leases, net was primarily attributable to growth in the loan portfolio and a lower level of recoveries of impairment loss. The cost of risk measured as impairment loss on loans and leases, net divided by the average balance of loans and leases (excluding interbank and overnight funds) increased slightly from 1.2% in 2014 to 1.3% in 2015. The cost of risk net of recoveries of charged-off assets, measured as impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) was 1.3% in 2015, compared to 1.2% in 2014. LB Panamá’s delinquency ratio (measured as loans 31 days past due as a percentage of total gross loans, excluding interbank and overnight funds) improved by 42 basis points to 2.2% in 2015 as compared to 2.6% in 2014. The delinquencies ratios for both commercial and consumer loans improved 57 and 17 basis points, from 1.4% and 3.8%, respectively, in 2014 to 0.8% and 3.6%, respectively, as of the end of 2015.

The decrease in impairment loss on foreclosed assets, net was primarily driven by the sale of assets located in Guatemala.

Charge-offs increased from Ps 427.4 billion for the year ended December 31 2014 to Ps 521.6 billion for the year ended December 31, 2015 and the ratio of charged-off assets to average loans (excluding interbank and overnight funds) increased from 1.2% in 2014 to 1.3% in 2015. LB Panamá’s coverage ratio over its past due loans was 59.0% as of December 31, 2015.

Net income from commissions and fees

	Year ended December 31,		Change, 2015 vs. 2014		For the year ended December 31, 2014 (adjusted)*	Change, 2015 vs. 2014
	2015	2014	#	%		#	%
	(in Ps billions)
Income from commissions and fees:
Banking services	1,544.3	970.8	573.5	59.1	1,336.0	208.3	15.6
Bonded warehouse services	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Trust activities	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Pension and severance fund management	22.9	13.6	9.3	68.7	18.7	4.2	22.5
Total Income from commissions and fees	1,567.2	984.4	582.8	59.2	1,354.7	212.5	15.7
Expenses for commissions and fees	(87.5)	(49.5)	(37.9)	76.6	(73.2)	(14.2)	19.5
Net income from commissions and fees	1,479.7	934.8	544.9	58.3	1,281.5	198.3	15.5

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

Net income from commissions and fees increased by 15.5% or Ps 198.3 billion to Ps 1,479.7 billion in 2015 as compared to 2014. The increase is explained by a Ps 208.3 billion increase in commissions from banking services and a Ps 4.2 billion increase in pension and severance fund management. These increases were driven by higher credit and debit card fees and international services and were partially offset by a Ps 14.2 billion increase in expenses for commissions and fees.

Net trading income

LB Panamá’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, that reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2015, LB Panamá’s net trading income came in at Ps 29.1 billion, 0.7% or Ps 0.2 billion lower than the Ps 29.3 billion obtained in 2014. Of such decrease, a Ps 3.2 billion loss is the result of net trading income from investment securities held for trading through profit or loss that was partially offset by a Ps 3.0 billion increase in net trading income from derivatives.

Total income from valuation on trading and hedging derivatives increased Ps 3.0 billion from Ps 4.6 billion in 2014 to Ps 7.6 billion in 2015.

The decrease in the net trading income from investment securities held for trading through profit or loss was mainly driven by a reduction in its average yield from 5.2% in 2014 to 3.6% in 2015, resulting in a Ps 7.7 billion decrease in income. This decrease was partially offset by a 26.9% or Ps 127.9 billion increase in the average balance of LB Panamá’s equity and fixed income investments held for trading through profit or loss, which resulted in a Ps 4.6 billion increase in income.

Total income from investment securities

LB Panamá’s securities portfolio is classified in the following categories (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments ((ii) and (iii) are described above in the net interest income section as interest income from investment in debt securities). LB Panamá manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of income on investments in debt securities and net trading income in investment securities held for trading through profit or loss) was Ps 222.7 billion for 2015, 13.6% or Ps 35.2 billion lower than the Ps 257.9 billion registered during 2014. This was primarily an effect of a Ps 392.5 billion decrease in the average balance of investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments, and (iii) held to maturity fixed income investments) from Ps 6,004.3 billion in 2014 to Ps 5,611.8 billion in 2015, resulting in a Ps 15.6 billion decrease in interest income. In addition, the average yield on investment securities decreased from 4.3% in 2014 to 4.0% in 2015, generating a Ps 19.6 billion decrease in interest income.

When including the investment securities held for trading LB Panamá’s average interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held to maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 7.6%, or Ps 3,224.3 billion, from Ps 42,704.0 billion in 2015 to Ps 45,928.2 billion in 2014 and net interest income plus net trading income from investment securities held for trading increased by 8.9%, or Ps 216.1 billion from Ps 2,425.0 billion to Ps 2,641.2 billion over the same period, which resulted in a 7 basis points increase in the net interest margin from 5.7% in 2014 to 5.8% in 2015.

Other income (expense)

	Year ended December 31,		Change, 2015 vs. 2014		For the year ended December 31,	Change, 2015 vs. 2014
	2015	2014	#	%	2014 (adjusted)*	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	219.8	200.1	19.7	9.9	277.7	(57.9)	(20.8)
Gains on sales of investments , net	7.3	26.5	(19.2)	(72.6)	19.6	(12.3)	(62.8)
Income from sales of non-current assets held for sale	4.5	0.0	4.5	N.A.	0.0	4.5	N.A.
Equity method	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Dividend income	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Income from non-financial sector, net	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Net income from financial instruments designated at fair value	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Other	28.3	32.4	(4.1)	(12.8)	48.0	(19.7)	(41.1)
Total other income (expense)	259.9	259.0	0.9	0.4	345.3	(85.4)	(24.7)

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

Total other income (expense) decreased by 24.7% or Ps 85.4 billion to Ps 259.9 billion in 2015. The decrease was mainly driven by a 20.8% or Ps 57.9 billion decrease in foreign exchange gains (losses), net. This decrease is explained by a depreciation of the Costa Rican Colón against the US Dollar.

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014		For the year ended December 31,	Change, 2015 vs. 2014
	2015	2014	#	%	2014 (adjusted)*	#	%
	(in Ps billions)
Losses from sales of non-current assets held for sale	(0.0)	(0.6)	0.6	(100.1)	(0.0)	(0.0)	551.7
Personnel expenses	(1,325.7)	(879.4)	(446.3)	50.7	(1,203.4)	(122.2)	10.2
Salaries and employee benefits	(1,199.0)	(795.4)	(403.6)	50.7	(1,088.4)	(110.6)	10.2
Bonus plan payments	(91.6)	(64.2)	(27.4)	42.8	(87.7)	(3.9)	4.5
Termination payments	(35.1)	(19.9)	(15.2)	76.5	(27.4)	(7.7)	28.3
Administrative and other expenses	(1,053.5)	(693.9)	(359.5)	51.8	(955.0)	(98.4)	10.3
Depreciation and amortization	(222.3)	(140.1)	(82.2)	58.7	(192.9)	(29.4)	15.2
Equity tax	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Other expenses	(34.3)	(19.0)	(15.3)	80.2	(26.2)	(8.1)	31.0
Charitable and other donation expenses	(2.7)	(3.2)	0.5	(16.0)	(4.3)	1.6	(38.0)
Other	(31.6)	(15.8)	(15.8)	99.7	(21.8)	(9.8)	44.7
Total other expenses	(2,635.8)	(1,733.1)	(902.6)	52.1	(2,377.6)	(258.2)	10.9

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

Total other expenses for the year ended December 31, 2015 increased by 10.9% or Ps 258.2 billion to Ps 2,635.8 billion in 2015. This increase is mainly explained by a Ps 122.2 billion increase in personnel expenses, a Ps 98.4 billion increase in administrative and other expenses, a Ps 29.4 billion increase in depreciation and amortization and a Ps 9.8 billion increase in other expenses.

The increase in personnel expenses is associated to the increase in the headcount in BAC Credomatic’s operation that occurred during the year to support the growth of the loan portfolio. The number of employees of BAC went from 23,135 employees in 2014 to 24,548 employees in 2015.

The increase in administrative and other expenses is explained by an increase in corporate expenses, and international branding fees, among others.

Because LB Panamá’s personnel and administrative expenses increased by 10.2% or Ps 220.7 billion, while its operational income increased by 8.7% or Ps 348.8 billion, LB Panamá’s efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other) deteriorated slightly from 53.9% in 2014 to 54.7% in 2015.

Income tax expense

Income tax expense for LB Panamá increased by 16.1% or Ps 52.8 billion to Ps 380.8 billion for the year ended December 31, 2015. LB Panamá’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends) increased from 26.7% in 2014 to 31.3% in 2015. The increase in the effective tax rate was mainly driven by an increase in the deferred tax rate in Guatemala.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in LB Panamá was not material in both 2014 and 2015.

Banco de Occidente

Net income

	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	2,650.9	2,285.6	365.3	16.0
Interest expense	(989.8)	(844.7)	(145.2)	17.2
Net interest income	1,661.1	1,440.9	220.1	15.3
Impairment loss on loans and accounts receivable, net	(544.1)	(387.7)	(156.5)	40.4
Impairment loss on other financial assets, net	(7.0)	0.0	(7.0)	N.A.
Recovery of charged-off assets	67.5	60.0	7.4	12.4
Net impairment loss on financial assets	(483.6)	(327.7)	(156.0)	47.6
Net income from commissions and fees	247.8	197.5	50.2	25.4
Net trading income	137.4	(5.6)	143.0	2,546.1
Total other income (expense)	167.0	869.7	(702.7)	(80.8)
Total other expenses	(1,060.9)	(955.9)	(105.0)	11.0
Income before income tax expense	668.7	1,218.9	(550.2)	(45.1)
Income tax expense	(195.6)	(206.0)	10.4	(5.1)
Net Income	473.1	1,012.9	(539.8)	(53.3)
Net income attributable to:
Controlling interest	471.8	1,011.8	(540.0)	(53.4)
Non-controlling interest	1.3	1.1	0.2	21.2

Banco de Occidente’s net income attributable to controlling interest decreased by 53.4%, or Ps 540.0 billion, to Ps 471.8 billion in 2015 as compared to Ps 1,011.8 billion in 2014. Despite a Ps 220.1 billion increase in net interest income, a Ps 143.0 billion increase in net trading income, a Ps 50.2 billion increase in net income from commissions and fees, and a Ps 10.4 billion reduction in income tax expense, net income decreased due to a Ps 702.7 billion decrease in other income (expense), a Ps 156.0 billion increase in net impairment loss on financial assets, a Ps 105.0 billion increase in total other expenses. The decrease in total other income (expense) is mainly attributable to a Ps 487.9 billion decrease in total other income related to the sale of a portion of the bank’s investment in Corficolombiana at the end of 2014 (explained below), a Ps 133.2 billion decrease in foreign exchange gains (losses), net, and a Ps 65.5 billion decrease in dividends related to the Corficolombiana transaction, which affected its dividend income in 2015. The 47.6%, or Ps 156.0 billion, increase in provisions is primarily explained by a 17.5% growth of the bank’s loan portfolio and to an update of its allowance evaluation models, mainly in commercial loans, which generated Ps 49.6 billion in additional impairment losses. Finally, the increase of Ps 105.0 billion in total other expenses is partially explained by the wealth tax paid in 2015 of Ps 42.8 billion (see “Supervision and Regulation - Tax Reforms”) and to a Ps 20.6 billion increase in personnel expenses. In absence of the wealth tax and the additional impairment losses in 2015 and the effect of the Corficolombiana transaction in 2014, net income before income tax expense for 2015 and 2014 would have been Ps 761.1 billion and Ps 731.1 billion, respectively (Ps 30.0 billion or 4.1% higher than that of 2014).

Net income for 2014 was positively affected by a net gain of Ps 487.9 billion associated with the sale of 20,008,260 shares of Corficolombiana to Grupo Aval included in total other income. On December 17, 2014, Grupo Aval acquired from Banco de Occidente a 9.3% direct interest in Corficolombiana through the purchase of 20,008,260 common shares at a purchase price of Ps 38,459 per share, in line with market prices in the week prior to the sale. This positive effect was not reflected in Grupo Aval’s standalone nor consolidated financials as this was a transaction involving related parties that prior to the transaction were consolidated by Grupo Aval at book value.

This non-recurring income was described in a different manner in our prior year 20-F as it was accounted for under Colombian Banking GAAP principles, which were the applicable accounting standards at the time that this transaction took place.

Net interest income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	1,438.7	1,282.2	156.6	12.2
Consumer loans and leases	847.6	726.9	120.6	16.6
Mortgage loans and leases	69.2	55.1	14.1	25.7
Microcredit loans and leases	0.0	0.0	0.0	N.A.
Interbank and overnight funds	46.1	42.5	3.6	8.4
Interest on loans and leases	2,401.6	2,106.7	294.9	14.0
Interest on investments in debt securities	249.2	178.9	70.4	39.3
Total interest income	2,650.9	2,285.6	365.3	16.0
Interest expense:
Checking accounts	(14.0)	(16.0)	2.0	(12.3)
Time deposits	(341.4)	(281.3)	(60.1)	21.4
Savings deposits	(362.8)	(342.9)	(19.9)	5.8
Total interest expense on deposits	(718.2)	(640.2)	(78.0)	12.2
Borrowings from banks and others	(25.8)	(23.0)	(2.8)	12.3
Interbank and overnight funds	(34.7)	(7.2)	(27.5)	381.5
Long-term debt (bonds)	(187.0)	(148.0)	(39.0)	26.4
Borrowings from development entities	(24.1)	(26.3)	2.2	(8.3)
Total interest expense	(989.8)	(844.7)	(145.2)	17.2
Net interest income	1,661.1	1,440.9	220.1	15.3

Banco de Occidente’s net interest income increased by 15.3%, or Ps 220.1 billion, to Ps 1,661.1 billion in 2015 as compared to 2014. The increase in interest income is explained by a Ps 294.9 billion increase in income from interest on loans and leases including income from interbank and overnight funds and a Ps 70.4 billion increase in income from investments in debt securities. The increase was partly offset by a Ps 145.2 billion increase in total interest expense in 2015 as compared to 2014. Interest income from loans and leases increased by Ps 291.3 billion to Ps 2,355.5 billion in 2015 and interbank and overnight funds increased by Ps 3.6 billion as compared to 2014.

The increase in interest earned on loans and leases of 14.1%, or Ps 291.3 billion, was mainly driven by a 12.9%, or Ps 2,784.5 billion, increase in Banco de Occidente’s average interest earning loan portfolio from Ps 21,576.4 billion in 2014 to Ps 24,360.9 billion in 2015, which resulted in a Ps 269.2 billion increase in interest income. In addition, Banco de Occidente’s average yield on loans increased by 10 basis points from 9.6% to 9.7%, resulting in a Ps 22.1 billion increase in interest income.

Income on interbank and overnight funds increased by 8.4%, or Ps 3.6 billion from Ps 42.5 billion in 2014 to Ps 46.1 billion in 2015.

Interest income on investments in debt securities increased by 39.3%, or Ps 70.4 billion, to Ps 249.2 billion for the year ended December 31, 2015, as a result of a 17.7% or Ps 770.5 billion increase in the average balance of investment in debt securities, which resulted in a Ps 37.5 billion increase in interest income. In addition, the increase in the average yield, from 4.1% for 2014 to 4.9% for 2015, resulting in a Ps 32.8 billion increase in interest income.

Total interest expense increased by 17.2% or Ps 145.2 billion in 2015 as compared to 2014, mainly driven by a 12.7%, or Ps 2,656.9 billion, increase in the average balance of interest-bearing liabilities from Ps 20,843.4 billion in 2014 to Ps 23,500.3 billion in 2015, which resulted in a Ps 111.9 billion increase in interest expense. Furthermore, a 16 basis points increase in the average cost of funds from 4.1% in 2014 to 4.2% in 2015 led to a Ps 33.3 billion increase in interest expense. Total interest expense for interest-bearing deposits increased 12.2%, or Ps 78.0 billion, to Ps 718.2 billion over the same period, mainly driven by a 11.6%, or Ps 1,902.5 billion, increase in the average balance of interest-bearing deposits from Ps 16,453.5 billion in 2014 to Ps 18,356.1 billion in 2015, resulting in a Ps 74.4 billion increase in interest expense. The average rate paid on interest-bearing deposits remained stable at 3.9% in both 2014 and 2015, which generated a Ps 3.6 billion increase in interest expense.

The increase in total interest expense was mainly driven by a Ps 60.1 billion increase in interest expense on time deposits, a Ps 39.0 billion increase in interest expense on long-term debt, a Ps 27.5 billion increase in interest expense on interbank and overnight funds, a Ps 19.9 billion increase in interest expense on savings deposits and a Ps 2.8 billion increase in interest expense on borrowings from banks and others. Partially offsetting these increases was a Ps 2.2 billion decrease in interest expense on borrowings from development entities and a Ps 2.0 billion decrease in interest expense on interest-bearing checking accounts.

The Ps 60.1 billion increase in interest expense on time deposits was mainly driven by a 16.2%, or Ps 1,028.1 billion, increase in the average balance of time deposits from Ps 6,355.7 billion in 2014 to Ps 7,383.8 billion in 2015, which resulted in a Ps 47.5 billion increase in interest expense. Furthermore, the average rate paid on time deposits increased by 20 basis points from 4.4% in 2014 to 4.6% in 2015, resulting in a Ps 12.6 billion increase in interest expense. The cost of these funds increased mostly due to the increase in the average DTF rate from 4.07% in 2014 to 4.58% in 2015.

The increase in interest expense on long-term debt of Ps 39.0 billion was driven by a 143 basis points increase in the average rate paid from 6.2% in 2014 to 7.6% in 2015, which resulted in a Ps 34.1 billion increase in interest income. In addition, the average balance of long-term debt increased by 2.7%, or Ps 65.1 billion, to Ps 2,454.6 billion, which resulted in a Ps 5.0 billion increase in interest expense.

Interest expense on interbank and overnight funds increased by Ps 27.5 billion from Ps 7.2 billion in 2014 to Ps 34.7 billion in 2015.

The Ps 19.9 billion increase in interest expense on savings deposits was driven by a 9.1%, or Ps 807.6 billion, increase in the average balance of savings deposits from Ps 8,912.6 billion in 2014 to Ps 9,720.2 billion in 2015, which resulted in a Ps 30.1 billion increase in interest expense. Partially offsetting the increase, the average rate paid on savings deposits decreased by 11 basis points from 3.8% in 2014 to 3.7% in 2015, which resulted in a Ps 10.2 billion decrease in interest expense.

The increase in interest expense on borrowings from banks and others of Ps 2.8 billion was driven by a Ps 408.9 billion increase in the average balance of these funds to Ps 1,304.2 billion, which resulted in a Ps 8.1 billion increase in interest expense. Partially offsetting this increase was a reduction in the average rate paid from 2.6% in 2014 to 2.0% in 2015, which resulted in a Ps 5.3 billion reduction in interest expense.

The decrease in interest expense on borrowings from development entities of Ps 2.2 billion was driven by a reduction in the average rate paid from 3.5% in 2014 to 3.3% in 2015, which resulted in a Ps 2.0 billion decrease in interest expense. Furthermore, there was a Ps 6.3 billion decrease in the average balance of these funds to Ps 741.7 billion, which resulted in a Ps 0.2 billion decrease in interest expense.

The Ps 2.0 billion decrease in interest expense on interest-bearing checking accounts was driven by a 23 basis points decrease in the average interest rate paid from 1.3% in 2014 to 1.1% in 2015, resulting in a Ps 2.7 billion decrease in interest expense. Partially offsetting the decrease was a 5.6%, or Ps 66.9 billion, increase in the average balance of interest-bearing checking accounts from Ps 1,185.2 billion in 2014 to Ps 1,252.1 billion in 2015, which resulted in a Ps 0.7 billion increase in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 12.6%, or Ps 3,330.7 billion, from Ps 26,345.4 billion in 2014 to Ps 29,676.0 billion in 2015 and net interest income increased by 15.3%, or Ps 220.1 billion, from Ps 1,440.9 billion to Ps 1,661.1 billion over the same period, which resulted in a 13 basis points increase in the net interest margin from 5.5% in 2014 to 5.6% in 2015. The interest spread between the average rate on loans and leases and the average rate paid on deposits increased by 8 basis points from 5.7% to 5.8% over the same period. The increase in the net interest margin was mainly driven by the aforementioned increase in the yield of interest-earning assets, which was partially offset by the increase in the yield on interest-bearing liabilities.

Impairment loss on financial assets

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment loss on financial assets:
Impairment loss on loans and leases net	(497.4)	(344.5)	(152.9)	44.4
Impairment loss on accrued interest and other receivables, net	(46.7)	(43.1)	(3.6)	8.3
Impairment loss on investments in debt and equity securities	(7.0)	(0.0)	(7.0)	N.A.
Impairment loss on non-current held for sale assets	(0.0)	(0.0)	(0.0)	(101.6)
Recovery of charged-off assets	67.5	60.0	7.4	12.4
Recovery of impairment loss on investments in debt and equity securities	0.0	0.0	0.0	N.A.
Recovery of impairment loss on non-current held for sale assets	0.0	0.0	0.0	N.A.
Net impairment loss on financial assets	(483.6)	(327.7)	(156.0)	47.6

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans 31 days past due	Delinquency Ratio (1)	Loans 31 days past due	Delinquency Ratio (1)	Loans 31 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Total loans and leases:	824.5	3.1%	744.2	3.3%	80.3	(0.2)%
Commercial loans and leases	504.5	2.6%	473.9	2.9%	30.5	(0.3)%
Consumer loans and leases	276.6	4.4%	235.6	4.4%	41.0	0.1%
Mortgage loans and leases	43.5	5.1%	34.7	5.6%	8.8	(0.4)%
Microcredit loans and leases	0.0	N.A.	0.0	N.A.	0.0	N.A.

(1) Calculated as 31 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on financial assets increased by 47.6%, or Ps 156.0 billion, in 2015 as compared to 2014. This increase was primarily driven by a Ps 152.9 billion increase in impairment loss on loans and leases, net, a Ps 7.0 billion increase in impairment loss on investments in debt and equity securities and a Ps 3.6 billion increase in impairment loss for accrued interests and other receivables, net. These increases were partially offset by a Ps 7.4 billion increase in recoveries of charged-off assets.

The increase in impairment loss on loans and leases, net of Ps 152.9 billion was mainly attributable to a 17.5% growth in the bank’s loan and leases portfolio and an update of Banco de Occidente’s probability of default (PD) parameter in their allowance evaluation models on February 2015, mostly in commercial loans, which in turn implied Ps 49.6 billion in additional provisions. The update led to an increase in Banco de Occidente’s coverage ratio for commercial loans and leases from 81.9% in 2014 to 91.5% in 2015 and one of 85.9% to 95.9% in total loans and leases.

Delinquency ratio (measured as loans 31 days past due as a percentage of total gross loans excluding interbank and overnight funds) decreased by 19 basis points in 2015 as compared to 2014 and the delinquency ratio for the commercial loan portfolio decreased by 27 basis points to 2.6% in 2015.

The bank’s cost of risk, measured as impairment loss on loans and leases, net divided by the average balance of loans and leases (excluding interbank and overnight funds), excluding the one-time effect of the bank’s allowance model update, increased 23 basis points from 1.8% in 2014 to 2.0% for 2015. The bank’s cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds), excluding the aforementioned one-time effect, increased from 1.5% in 2014 to 1.8% in 2015.

Charge-offs increased from Ps 303.2 billion for the year ended December 31, 2014 to Ps 370.3 billion for the year ended December 31, 2015 and the ratio of charge-offs to average loans (excluding interbank and overnight funds) increased from 1.4% for the year ended December 31, 2014 to 1.5% for the year ended December 31, 2015. Since Banco de Occidente’s net impairment loss on loans and leases increased, in absolute terms, more than charge-

offs, the allowance for impairment losses on loans and leases increased from Ps 638.9 billion as of December 31, 2014 to Ps 790.3 billion as of December 31, 2015.

The recovery of charged-off assets increased by 12.4% or Ps 7.4 billion, to Ps 67.5 billion. The ratio of recovered charged-off assets to average loans (excluding interbank and overnight funds) remained substantially unchanged at 0.3% in 2015 as compared to 2014.

Impairment losses on investment in debt and equity securities were Ps 7.0 billion given a deterioration in a particular issuer (Pacific Exploration and Production S.A.) in Occidental Bank Barbados corporate bond portfolio.

Net income from commissions and fees

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Income from commissions and fees:
Banking fees	347.6	278.3	69.3	24.9
Bonded warehouse services	0.0	0.0	0.0	N.A.
Trust activities	51.2	48.4	2.7	5.7
Pension and severance fund management	0.0	0.0	0.0	N.A.
Income from commissions and fees	398.8	326.8	72.0	22.0
Expenses for commissions and fees	(151.0)	(129.1)	(21.8)	16.9
Net income from commissions and fees	247.8	197.6	50.2	25.4

Net income from commissions and fees increased by 25.4% or Ps 50.2 billion to Ps 247.8 billion in 2015 as compared to 2014. This was primarily due to a Ps 72.0 billion increase in income from commissions and fees that was partially offset by a Ps 21.8 billion increase in expenses for commissions and fees. The performance in income from commissions and fees is mainly attributable to a Ps 69.3 billion increase in banking fees to Ps 347.6 billion in 2015, and a Ps 2.7 billion increase in trust activities. This Ps 69.3 billion increase in banking fees was principally due to a Ps 56.8 billion increase in fees from bancassurance and a Ps 19.7 billion increase commissions from credit and debit card fees. This increase was partially offset by a 16.9%, or Ps 21.8 billion, increase in expenses from commissions and fees in 2015 as compared to 2014 partly explained by (i) a Ps 8.4 billion increase in sales force incentives, and (ii) a Ps 2.6 billion increase in fees related to loan origination.

Net trading income

Banco de Occidente’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, that reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2015, the bank’s net trading income came in at Ps 137.4 billion during 2015, Ps 143.0 billion higher than the Ps 5.6 billion loss obtained in 2014. Of such increase, Ps 146.2 billion are the result of net trading income from derivatives that were partially offset by a Ps 3.2 billion reduction in net trading income from investment securities held for trading through profit or loss.

Net trading income from derivatives increased Ps 146.2 billion from a loss of Ps 34.6 billion in 2014 to a gain of Ps 111.6 billion in 2015.

The decrease of Ps 3.2 billion in the net trading income from our investment securities held for trading through profit or loss was mainly driven by a 22.7%, or Ps 206.5 billion decrease in the average balance of Banco de Occidente’s fixed income and equity investments held for trading through profit or loss, which resulted in a Ps 7.6 billion decrease in income. This was partially offset by an increase in the average yield from 3.2% in 2014 to 3.7% in 2015, resulting in a Ps 4.4 billion increase in income.

Total income from investment securities

Banco de Occidente’s securities portfolio is classified in the following categories (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments ((ii) and (iii) are described above in the net interest income section as interest income from investment in debt securities). Banco de Occidente manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income in investment securities held for trading through profit or loss) was Ps 275.1 billion for 2015, 32.3% or Ps 67.2 billion higher than the Ps 207.9 billion registered during 2014. This was primarily an effect of a Ps 564.0 billion increase in the average balance of total investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments, and (iii) held to maturity fixed income investments) from Ps 5,257.8 billion in 2014 to Ps 5,821.8 billion in 2015, resulting in a Ps 40.5 billion increase in interest income. In addition, the average yield on investment securities increase from 4.0% in 2014 to 4.7% in 2015, generating a Ps 26.6 billion increase in interest income.

When including the investment securities held for trading through profit or loss Banco de Occidente’s average interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 11.5% or Ps 3,124.2 billion from Ps 27,255.4 billion in 2014 to Ps 30,379.6 billion in 2015 and net interest income would have increased by 14.8%, or Ps 216.9 billion, from Ps 1,470.0 billion to Ps 1,686.9 billion over the same period, which resulted in a 16 basis points increase in the net interest margin from 5.4% in 2014 to 5.6% in 2015.

Other income (expense)

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(54.0)	79.2	(133.2)	(168.3)
Gains on sales of investments , net	0.8	494.7	(494.0)	(99.8)
Income from sales of non-current assets held for sale	2.8	0.0	2.8	N.A.
Equity method	95.9	104.7	(8.8)	(8.4)
Dividend income	27.8	93.3	(65.5)	(70.2)
Gains on valuation of biological assets, net	0.0	0.0	0.0	N.A.
Income from non-financial sector, net	(45.5)	(36.7)	(8.8)	(24.1)
Net income from financial instruments designated at fair value	0.0	0.0	0.0	N.A.
Other	139.3	134.4	4.9	3.6
Total other income (expense)	167.0	869.7	(702.7)	(80.8)

Total other income (expense) decreased by 80.8%, or Ps 702.7 billion, to Ps 167.0 billion in 2015 as compared to 2014. This decrease was mainly driven by the Ps 487.9 billion total other income related to the non-recurring Corficolombiana transaction in 2014. Of the Ps 487.9 billion, Ps 491.3 billion were recorded as gains on sales of investments resulting from the sale of a portion of its interest in Corficolombiana to Grupo Aval that were partially offset by a Ps 3.4 billion reversion of dividends that were recognized prior to the sale.

In addition, total other income (expense) decreased by Ps 133.2 billion in foreign exchange gains (losses), net, a Ps 65.5 billion decrease in dividend income, a Ps 8.8 billion decrease in the bank’s equity method and a Ps 8.8 billion decrease in income from non-financial sector, net. These were partially offset by a Ps 4.9 billion increase in other income and a Ps 2.8 billion increase in income from sales of non-current assets held for sale.

Dividend income decreased by Ps 65.5 billion mainly due to the impact of the sale of a part of Banco de Occidente’s investment in Corficolombiana in December 2014, which in turn led to a lower share of dividends declared in 2015 as compared to the one in 2014 and resulted in a Ps 60.8 billion decrease in dividends received from that investment.

Income from equity method decreased by Ps 8.8 billion mainly explained by a Ps 6.0 billion decrease in equity method income from Porvenir. Income from the non-financial sector, net decreased by Ps 8.8 billion due to an increase in Banco de Occidente’s subsidiary Ventas y Servicios’ personnel expenses.

The Ps 4.9 billion increase in other income is primarily explained by a Ps 67.1 billion recovery of a part of 2013 and 2014 CREE surcharge provision, partially offset by (i) a Ps 45.3 billion decrease in insurance claims, (ii) a Ps 5.7 billion decrease in recoveries of provisions from previous results, and (iii) a Ps 4.3 billion decrease in income from ATM network usage fees charged to third parties.

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of non-current assets held for sale	(0.0)	(0.6)	0.6	(100.0)
Personnel expenses	(400.4)	(379.9)	(20.6)	5.4
Salaries and employee benefits	(394.0)	(346.0)	(47.9)	13.9
Bonus plan payments	(4.6)	(25.3)	20.7	(81.7)
Termination payments	(1.8)	(8.5)	6.7	(78.5)
Administrative and other expenses	(543.3)	(484.5)	(58.8)	12.1
Depreciation and amortization	(61.4)	(72.9)	11.5	(15.7)
Wealth tax	(42.8)	0.0	(42.8)	N.A.
Other expenses	(13.0)	(18.0)	5.0	(27.9)
Charitable and other donation expenses	(1.7)	(0.6)	(1.1)	175.8
Other	(11.3)	(17.4)	6.1	(35.1)
Total other expenses	(1,060.9)	(955.9)	(105.0)	11.0

Total other expenses increased by 11.0%, or Ps 105.0 billion, in 2015 as compared to 2014, mainly driven by an increase of Ps 58.8 billion in administrative and other expenses, the Ps 42.8 billion paid in wealth tax and a Ps 20.6 billion increase in personnel expenses. Partially offsetting these increases was a Ps 11.5 billion decrease in depreciation and amortization and a Ps 5.0 billion decrease in other expenses.

The administrative and other expenses increased by Ps 58.8 billion to Ps 543.3 billion in 2015 from Ps 484.5 billion in 2014, mainly explained by (i) a Ps 24.5 billion increase in office rental fees, utilities, and other administrative fees, and (ii) a Ps 22.0 billion increase in service fees.

The Ps 20.6 billion increase in personnel expenses is explained by a Ps 47.9 billion increase in salaries and employee benefits, partially offset by a Ps 20.7 reduction in bonus plan payments and a Ps 6.7 billion decrease in termination payments. The 13.9%, or Ps 47.9 billion, increase in salaries and employee benefits was explained by a 0.1% increase in headcount from 14,562 to 14,571 employees between 2014 and 2015, which was accompanied with an increase in their yearly salaries and employee benefits per employee from Ps 23.8 million in 2014 to Ps 27.0 million in 2015.

Partially offsetting these increases was a Ps 5.0 billion decrease in other expenses is mainly explained by (i) a Ps 2.3 billion reduction in loss on casualties of operational risk and (ii) a Ps 1.3 billion decrease in provisions for other assets.

Banco de Occidente’s efficiency ratio deteriorated from 36.5% for 2014 to 45.5% for 2015. The ratio of personnel expenses and administrative and other expenses as a percentage of average assets remained unchanged at 2.8% for both 2014 and 2015. When adjusting efficiency for the Corficolombiana transaction, the indicator for 2014 would have been 46.0% and the bank’s efficiency would have improved in 2015 as compared to the adjusted efficiency ratio for 2014.

Income tax expense

Income tax expense for Banco de Occidente decreased by Ps 10.4 billion, or 5.1%, to Ps 195.6 billion for the year ended December 31, 2015, primarily due to lower income before income tax expense. Banco de Occidente’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) increased from 20.2% for the year ended December 31, 2014 to 33.3% for the year ended December 31, 2015. Nonetheless, when excluding (i) the Corficolombiana effect in 2014 and (ii) the non-taxed Ps 67.1 billion recovery of a part of 2013 and 2014 CREE surcharge provision accounted for in 2015, the effective tax rates for 2014 and 2015 would have been 38.7% and 37.6%, respectively.

Net income attributable to non-controlling interest

Banco de Occidente’s net income attributable to non-controlling interest increased by Ps 0.2 billion to Ps 1.3 billion for the year ended December 31, 2015. Net income attributable to non-controlling interest is not a significant contributor to net income for Banco de Occidente, responsible for only 0.3% of net income for the year ended December 31, 2015.

Banco Popular

	Banco Popular Consolidated
	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	1,624.3	1,525.3	99.0	6.5
Interest expense	(583.2)	(505.5)	(77.7)	15.4
Net interest income	1,041.1	1,019.8	21.3	2.1
Impairment loss on loans and accounts receivable, net	(63.2)	(92.4)	29.2	(31.6)
Impairment loss on other financial assets, net	(4.7)	(0.0)	(4.7)	N.A.
Recovery of charged-off assets	29.3	15.4	13.9	90.0
Net impairment loss on financial assets	(38.5)	(77.0)	38.4	(49.9)
Net income from commissions and fees	128.6	137.6	(9.0)	(6.6)
Net trading income	19.0	12.9	6.1	46.7
Total other income (expenses)	178.0	183.1	(5.1)	(2.8)
Total other expenses	(805.9)	(690.7)	(115.2)	16.7
Income before income tax expense	522.4	585.8	(63.5)	(10.8)
Income tax expense	(173.1)	(196.0)	22.9	(11.7)
Net Income	349.3	389.8	(40.5)	(10.4)
Net income attributable to :
Controlling interest	348.5	388.4	(39.9)	(10.3)
Non-controlling interest	0.8	1.4	(0.6)	(43.6)

Banco Popular’s net income attributable to controlling interest decreased by 10.3%, or Ps 39.9 billion, to Ps 348.5 billion in 2015 as compared to Ps 388.4 billion in 2014. This decrease is attributable to a Ps 115.2 billion increase in other expenses and a Ps 9.0 billion decrease in net income from commissions and fees. Partially offsetting the above mentioned, there was a decrease of Ps 38.4 billion in net impairment loss on financial assets, a Ps 22.9 billion decrease in income tax expense and a Ps 21.3 billion increase in net interest income. The Ps 115.2 billion increase in other expenses is mainly explained by (i) the provisions demanded by the actuarial model for employee benefits (while in 2014 the model generated a Ps 28.4 billion recovery of provisions, in 2015 it demanded a provision of Ps 7.9 billion) and (ii) the wealth tax paid in 2015 of Ps 27.5 billion (see “Supervision and Regulation – Tax Reforms”). In absence of the recovery of provisions on the actuarial model for employee benefits in 2014 and the wealth tax paid in 2015, net income before income tax expense for 2015 and 2014 would have been Ps 549.9 billion and Ps 557.4 billion, respectively (Ps 7.5 billion or 1.4% lower than that of 2014).

Net interest income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	462.3	399.3	63.0	15.8
Consumer loans and leases	1,044.6	1,000.1	44.5	4.4
Mortgage loans and leases	17.1	7.0	10.1	143.7
Microcredit loans and leases	1.5	2.0	(0.5)	(25.7)
Interbank and overnight funds	10.3	11.6	(1.3)	(11.4)
Interest on loans and leases	1,535.9	1,420.1	115.8	8.2
Interest on investments in debt securities	88.4	105.2	(16.8)	(15.9)
Total interest income	1,624.3	1,525.3	99.0	6.5
Interest expense:
Checking accounts	(0.8)	(4.7)	3.9	(82.6)
Time deposits	(143.6)	(73.8)	(69.8)	94.5
Savings deposits	(274.5)	(296.4)	21.9	(7.4)
Total interest expense on deposits	(419.0)	(374.9)	(44.0)	11.7
Borrowings from banks and others	(0.0)	(0.0)	0.0	(394.2)
Interbank and overnight funds	(29.2)	(9.4)	(19.8)	210.3
Long-term debt (bonds)	(129.1)	(116.0)	(13.1)	11.3
Borrowings from development entities	(5.9)	(5.2)	(0.7)	14.4
Total interest expense	(583.2)	(505.5)	(77.7)	15.4
Net interest income	1,041.1	1,019.8	21.3	2.1

Banco Popular’s net interest income increased by 2.1%, or Ps 21.3 billion, from Ps 1,019.8 billion in 2014 to Ps 1,041.1 billion in 2015. This increase was primarily driven by a Ps 99.0 billion increase in total interest income that was partially offset by Ps 77.7 billion increase in total interest expense. The increase in total interest income is explained by a Ps 115.8 billion increase in interest income on loans and leases including income from interbank and overnight funds that was partially offset by a Ps 16.8 billion decrease in income on investments in debt securities.

Interest income from loans and leases increased by Ps 117.1 billion to Ps 1,525.5 billion in 2015 and was partially offset by a Ps 1.3 billion decrease in income from interbank and overnight funds.

The increase in interest earned on loans and leases (excluding interbank and overnight funds) of Ps 117.1 billion is mainly explained by a 9.9%, or Ps 1,257.8 billion, increase in Banco Popular’s average interest-earning loans and leases portfolio from Ps 12,643.4 billion in 2014 to Ps 13,901.2 billion in 2015, which resulted in a Ps 138.0 billion increase in interest income. Partially offsetting the increase was a slight decrease in the average yield of loans and financial leases from 11.1% in 2014 to 11.0% in 2015, which resulted in a Ps 20.9 billion decrease in interest income on loans and leases. The decrease in the yield was a result of (i) a competitive landscape in Colombia, in particular for payroll loans and (ii) a decrease in the banking system’s yield on consumer loans of 23 basis points from 15.9% in 2014 to 15.7% in the last months of 2015.

Interest earned on interbank and overnight funds decreased by Ps 1.3 billion from Ps 11.6 billion in 2014 to Ps 10.3 billion in 2015.

The Ps 16.8 billion decrease to Ps 88.4 billion in 2015 in income on investments in debt securities mainly reflects a 10.2%, or Ps 197.4 billion, decrease in the average balance of investments in debt securities from Ps 1,939.1 billion in 2014 to Ps 1,741.7 billion in 2015, which led to a Ps 10.0 billion decrease in interest income. Moreover, there was a 35 basis points decrease in the yield from 5.4% in 2014 to 5.1% in 2015, which resulted in a Ps 6.7 billion decrease in interest income.

Total interest expense increased by 15.4%, or Ps 77.7 billion, to Ps 583.2 billion in 2015 as compared to 2014, mainly driven by an 11.3%, or Ps 1,352.4 billion, increase in the average balance of interest-bearing liabilities from Ps 11,977.1 billion in 2014 to Ps 13.329.6 billion in 2015, which resulted in a Ps 59.2 billion increase in interest expense. In addition, a 15 basis points increase in the average cost of funds from 4.2% in 2014 to 4.4% in 2015 resulted in a Ps 18.5 billion increase in interest expense. Total interest expense for interest-bearing deposits increased by 11.7%, or Ps 44.0 billion, to Ps 419.0 billion in 2015 as compared to Ps 374.9 billion in 2014, mainly driven by a 8.7%, or Ps 824.2 billion, increase in the average balance of interest-bearing deposits from Ps 9,477.8 billion in 2014 to Ps 10,302.0 billion in 2015, which led to a Ps 33.5 billion increase in interest expense. Furthermore, there was an 11 basis points increase in the average cost of funds from 4.0% in 2014 to 4.1% in 2015, resulting in a Ps 10.5 billion increase in interest expense.

The Ps 44.0 billion increase in interest expense on interest-bearing deposits is explained by a Ps 69.8 billion increase in interest expense on time deposits, which was offset in part by a Ps 21.9 billion decrease in interest expense on savings deposits and a Ps 3.9 billion decrease in interest expense on interest-bearing checking accounts. The Ps 33.6 billion increase in interest expense on other funding was mainly attributable to a Ps 19.8 billion increase in interest expense on interbank and overnight funds and a Ps 13.1 billion increase in interest expense on long-term debt.

The increase in interest expense on time deposits of Ps 69.8 billion was mainly due to a 94.7% or Ps 1,458.7 billion increase in the average balance of time deposits from Ps 1,540.1 billion in 2014 to Ps 2,998.8 billion in 2015, which resulted in a Ps 69.9 billion increase in interest expense. Partially offsetting this increase was the slight decrease in the average interest rate paid on time deposits to 4.8% in 2015, which resulted in a Ps 0.1 billion decrease in the interest expense.

The Ps 21.9 billion decrease in interest expenses on savings deposits was due to a 7.6%, or Ps 591.6 billion decrease in the average balance of savings deposits from Ps 7,821.0 billion in 2014 to Ps 7,229.4 billion in 2015, which resulted in a Ps 22.5 billion decrease in interest expense. The average rate paid on savings deposits remained basically unchanged at 3.8%, which resulted in a Ps 0.6 billion increase in interest expense.

The decrease in interest expense on interest-bearing checking accounts of Ps 3.9 billion was mainly attributed to a 293 basis points decrease in the interest rate paid from 4.0% in 2014 1.1% in 2015, which resulted in a Ps 3.4 billion decrease in interest expense. Moreover, the average balance of interest-bearing checking accounts decreased by 36.8%, or Ps 42.9 billion, from Ps 116.7 billion in 2014 to Ps 73.8 billion in 2015, which led to a Ps 0.5 billion decrease in interest expense. This movement in checking accounts is explained by the banks strategy to optimize deposit mix to achieve relative stability in the cost of deposits.

Interest expense on interbank and overnight funds increased by Ps 19.8 billion from Ps 9.4 billion in 2014 to Ps 29.2 billion in 2015.

The increase in interest expense on long-term debt of Ps 13.1 billion was primarily explained by a 133 basis points increase in the average rate paid on long-term debt from 6.1% in 2014 to 7.4% in 2015, which resulted in a Ps 25.5 billion increase in interest expense. Partially offsetting this increase was an 8.8%, or Ps 167.8 billion, decrease in the average balance of long-term debt from Ps 1,913.2 billion in 2014 to Ps 1,745.5 billion in 2015, which resulted in a Ps 12.4 billion decrease in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 7.2%, or Ps 1,057.3 billion, to Ps 15,657.0 billion in 2015 as compared to Ps 14,599.7 billion in 2014, and net interest income increased by 2.1%, or Ps 21.3 billion, from Ps 1,019.8 billion in 2014 to Ps 1,041.1 billion in 2015, which resulted in a 34 basis point decrease in the net interest margin from 7.0% in 2014 to 6.6% in 2015.

Interest spread between the average yield earned on loans and leases and the average rate paid on deposits decreased by 28 basis points from 7.2% in 2014 to 6.9% in 2015. The decrease in the spread between the average yield earned on loans and leases and the average rate paid on deposits was driven by the slight decrease in the yield of the loan and financial leases portfolio and by the increase in the yield paid on deposits, mainly explained by the Central Bank’s repo rate hike from 4.50% in 2014 to 5.75% in 2015, which increased the bank’s cost of funding.

Impairment loss on financial assets

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	Total Income/Expense	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment loss on financial assets:
Impairment loss on loans and leases, net	(61.3)	(88.4)	27.1	(30.7)
Impairment loss on accrued interest and other receivables, net	(1.9)	(4.0)	2.1	(52.8)
Impairment loss on investments in debt and equity securities	0.0	0.0	0.0	N.A.
Impairment loss on non-current held for sale assets	(4.7)	0.0	(4.7)	N.A.
Recovery of charged-off assets	29.3	15.4	13.9	90.0
Recovery of impairment on investments in debt and equity	—	—	0.0	N.A.
Recovery of Impairment loss on non-current held for sale assets	—	—	0.0	N.A.
Net impairment loss on financial assets	(38.5)	(77.0)	38.4	(49.9)

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans 31 days past due	Delinquency Ratio(1)	Loans 31 days past due	Delinquency Ratio(1)	Loans 31 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Delinquency Ratios:	303.6	2.1%	287.8	2.2%	15.8	(0.1)%
Commercial loans and leases	109.3	1.6%	106.7	1.7%	2.5	(0.1)%
Consumer loans and leases	187.4	2.5%	173.5	2.6%	13.8	(0.1)%
Mortgage loans and leases	6.1	1.8%	6.2	3.2%	0.0	(1.4)%
Microcredit loans and leases	0.9	8.1%	1.4	10.7%	(0.5)	(2.6)%

(1) Calculated as 31 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on financial assets decreased by 49.9%, or Ps 38.4 billion, in 2015 as compared to 2014. This decrease was primarily driven by a Ps 27.1 billion decrease in impairment loss in loans and leases, net, a Ps 13.9 billion increase in recoveries of charged-off assets and a Ps 2.1 billion decrease in impairment loss on accrued interest and other receivables, net, which were partly offset by a Ps 4.7 billion increase in impairment loss on non-current held for sale assets.

The Ps 27.1 billion decrease in impairment loss on loans and leases, net was attributable to an improvement in Banco Popular’s delinquency ratio from 2.2% in 2014 to 2.1% in 2015 and to an update in the probability of default parameter in the bank’s allowance evaluation models that lowered impairment losses requirements in Ps 27.1 billion in the commercial segment. The bank’s cost of risk, measured as impairment loss on loans and leases divided by the average balance of loans and leases (excluding interbank and overnight funds), adjusted for the one-time effect registered during 2015 was 0.6% compared to the 0.7% in 2014. The bank’s cost of risk net of recoveries of charged-off assets, measured as impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds), adjusted for the one-time effect registered during 2015 improved from 0.6% 2014 to 0.4% in 2015.

Banco Popular’s delinquency ratio (measured as loans 31 days past due as a percentage of total gross loans excluding interbank and overnight funds) improved by 7 basis points from 2.2% in 2014 to 2.1% in 2015. Delinquency ratios for consumer loans improved 13 basis points to 2.5% in 2015, commercial loans improved 13 basis points to 1.6% and mortgages improved 139 basis points to 1.8%.

Impairment loss on accrued interest and other receivables, net decreased by 52.8%, or Ps 2.1 billion in 2015 as compared to 2014 due to higher reversals of impairment losses of Ps 1.8 billion.

Charge-offs increased from Ps 73.8 billion for the year ended December 31, 2014 to Ps 79.0 billion for the year ended December 31, 2015. Since Banco Popular’s impairment loss on loans and leases, net increased, in absolute terms, less than charge-offs, the allowance for impairment losses of loan and leases decreased from Ps 416.4 billion as of December 31, 2014 to Ps 401.1 billion as of December 31, 2015. As of December 31, 2015 Banco Popular’s coverage over its past due loans was 132.1%. The charge-offs to average loans (excluding interbank and overnight funds) ratio remained stable at 0.6% for both years.

The recovery of charged-off assets increased by 90.0%, or Ps 13.9 billion, to Ps 29.3 billion. The ratio of recovered charged-off assets to average loans (excluding interbank and overnight funds) increased by 9 basis points to 0.2% in 2015 as compared to the 0.1% in 2014.

Impairment loss on non-current held for sale assets, net increased by Ps 4.7 billion over the same period due to a deterioration in foreclosed assets held by the bank.

Net income from commissions and fees

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Income from commissions and fees:
Banking fees	110.5	107.9	2.6	2.4
Bonded warehouse services	56.0	53.5	2.5	4.7
Trust activities	15.2	18.3	(3.1)	(17.1)
Pension and severance fund management	1.7	0.7	0.9	125.0
Income from commissions and fees	183.4	180.5	2.9	1.6
Expenses for commissions and fees	(54.8)	(42.9)	(11.9)	27.7
Net income from commissions and fees	128.6	137.6	(9.0)	(6.6)

Net income from commissions and fees decreased by 6.6%, or Ps 9.0 billion, to Ps 128.6 billion in 2015 as compared to 2014 mainly explained by a Ps 11.9 billion increase in expenses for commissions and fees, and partially offset by a Ps 2.9 billion increase in income from commissions and fees.

The Ps 2.9 billion increase income from commissions and fees is mainly attributable to a Ps 2.6 billion increase in banking fees and a Ps 2.5 billion increase in bonded warehouse services. These were offset by a Ps 3.1 billion decline in fees from trust activities and a Ps 11.9 billion increase in expenses for commissions and fees, mainly due to an increase in fees related to loan origination for Ps 7.6 billion in 2015. The increase in banking fees is mostly due to a Ps 2.7 billion increase in commissions from banking services fees, a Ps 0.4 billion increase in credit and debit card fees and a Ps 0.3 billion increase in branch network services fees. Partially offsetting these increases was a Ps 0.9 billion decrease in checking fees.

Net trading income

Banco Popular’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, that reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2015, Banco Popular’s net trading income came in at Ps 19.0 billion, 46.7%, or Ps 6.1 billion higher than the Ps 12.9 billion obtained in 2014. This increase was driven by a Ps 5.2 billion increase in net trading income from investment securities held for trading through profit or loss and a Ps 0.9 billion increase in net trading income from derivatives.

Net trading income from derivatives increased Ps 0.9 billion from a loss of Ps 1.3 billion in 2014 to a loss of Ps 0.4 billion in 2015.

The net trading income from investment securities held for trading through profit or loss increased by 36.4%, or Ps 5.2 billion, to Ps 19.4 billion in 2015. This increase in the net trading income from investment securities held for trading through profit or loss was mainly driven by an increase in yield from 4.0% in 2014 to 5.5% in 2015, which resulted in an interest income of Ps 5.3 billion. In contrast, the decrease in the average balance of the bank’s investment securities held for trading through profit or loss from Ps 353.2 billion in 2014 to Ps 350.4 billion in 2015, resulted in a Ps 0.2 billion decrease in net trading income.

Total income from investment securities

Banco Popular’s securities portfolio is classified in the following categories (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments ((ii) and (iii) are described above in the net interest income section as interest income from investment in debt securities). Banco Popular manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 107.9 billion for 2015, slightly lower than the Ps 119.4 billion for 2014. This was primarily an effect of a Ps 8.7%, or Ps 200.2 billion, decrease in the average balance of total investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments, and (iii) held to maturity fixed income investments), resulting in a Ps 10.3 billion decline in interest income. In addition, the average yield of total investment securities remained basically unchanged at 5.2% and resulted in a Ps 1.3 billion decrease in interest income.

When including investment securities held for trading through profit or loss Banco Popular’s average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) fixed income and equity investments held for trading through profit or loss, and (iii) available for sale and held to maturity fixed income investments) would have increased by 7.1%, or Ps 1,054.4 billion, to Ps 16,007.4 billion in 2015 as compared to Ps 14,953.0 billion in 2014 and the net interest income plus net trading income from investment securities held for trading through profit or loss would have increased 2.6%, or Ps 26.5 billion, from Ps 1,034.0 billion in 2014 to Ps 1,060.6 billion in 2015, resulting in a 29 basis points decrease in net interest margin from 6.9% in 2014 to 6.6% in 2015.

Other income (expenses)

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchanges gains (losses), net	3.9	4.2	(0.4)	(8.7)
Gains on sales of investments, net	(0.7)	40.8	(41.5)	(101.8)
Income from sales of non-current assets held for sale	1.5	0.0	1.5	N.A.
Equity method	0.8	0.0	0.8	N.A.
Dividend income	33.5	42.1	(8.6)	(20.4)
Gains on valuation of biological assets, net	0.0	0.0	0.0	N.A.
Income from non-financial sector, net	1.5	(0.1)	1.6	(1,394.4)
Net income from financial instruments designated at fair value	0.0	0.0	0.0	N.A.
Other	137.7	96.1	41.5	43.2
Total other income (expense)	178.0	183.1	(5.1)	(2.8)

Total other income (expense) decreased by Ps 5.1 billion, or 2.8%, to Ps 178.0 billion in 2015 from Ps 183.1 billion in 2014. This decrease was mainly due to a Ps 41.5 billion decrease in gains on sales of investments, net and a Ps 8.6 billion decrease in dividend income. Partially offsetting this decrease was a Ps 41.5 billion increase in other income, a Ps 1.6 billion increase in income from non-financial sector and a Ps 1.5 billion increase in income from sales of non-current assets held for sale.

The Ps 41.5 billion increase in other income is explained by: (i) a Ps 28.0 billion recovery of a portion of 2014 CREE tax expense and (ii) a Ps 13.8 billion income from sales of some secondary administrative offices in Bogotá. The Ps 1.6 billion increase in income from non-financial sector is explained due to a better performance in some of the Banco Popular’s subsidiaries. Partially offsetting the aforementioned increases was a Ps 41.5 billion decrease in gains on sales of investments, net mainly explained by market conditions and a Ps 8.6 billion decrease in dividend income mainly explained by a decrease in dividends received from Corficolombiana between 2014 and 2015.

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of non-current assets held for sale	0.0	(8.4)	8.4	(100.0)
Personnel expenses	(290.3)	(238.0)	(52.3)	22.0
Salaries and employee benefits	(272.6)	(229.5)	(43.1)	18.8
Bonus plan payments	(4.6)	(7.7)	3.0	(39.5)
Termination payments	(13.1)	(0.9)	(12.2)	1,360.1
Administrative and other expenses	(437.7)	(379.5)	(58.2)	15.3
Depreciation and amortization	(39.1)	(44.5)	5.4	(12.0)
Wealth tax	(27.5)	0.0	(27.5)	N.A.
Other expenses	(11.2)	(20.3)	9.1	(44.6)
Charitable and other donation expenses	(2.4)	(1.7)	(0.6)	38.0
Other	(8.9)	(18.6)	9.7	(52.2)
Total other expenses	(805.9)	(690.7)	(115.2)	16.7

Total other expenses increased by 16.7%, or Ps 115.2 billion, in 2015 as compared to 2014, mainly driven by an increase of Ps 58.2 billion in administrative and other expenses, a Ps 52.3 billion increase in personnel expenses and the Ps 27.5 billion paid in wealth tax. Partially offsetting these increases was a Ps 9.1 billion decrease in other expenses and a Ps 5.4 billion decrease in depreciation and amortization.

The administrative and other expenses increased by Ps 58.2 billion increase to Ps 437.7 billion in 2015 from Ps 379.5 billion in 2014, explained by (i) a Ps 24.7 billion increase in outsourcing expenses, (ii) a Ps 11.8 billion increase in service fees, (iii) a Ps 8.2 billion increase in marketing expenses, (iv) a Ps 7.7 billion increase in taxes and surcharges and (v) a Ps 6.3 billion increase in improvements and repairs.

The Ps 52.3 billion increase in personnel expenses is explained by (i) the provisions demanded by the actuarial model for employment benefits in 2015 of Ps 7.9 billion, which compare to a recovery of Ps 28.4 billion during 2014 and (ii) a 0.4% increase in headcount from 7,118 to 7,143 employees between 2014 and 2015, which was accompanied with an increase in their yearly salaries and employee benefits per employee from Ps 36.2 million in 2014 to Ps 37.1 million in 2015 (excluding impacts of the actuarial model).

Partially offsetting these increases was a Ps 9.1 billion decrease in other expenses is explained by a Ps 8.4 billion reduction in provisions for risks and claims.

Banco Popular’s efficiency ratio was 59.2% for 2015 and 49.1% for 2014. Efficiency would have been 51.4% excluding the Ps 28.4 billion recovery required by the actuarial model in 2014. The ratio of personnel expenses and administrative and other expenses as a percentage of average assets deteriorated from 3.7% in 2014 to 4.0% in 2015. Efficiency measured as costs to assets would have been 3.9% when excluding the aforementioned recovery.

Income tax expense

Income tax expense for Banco Popular decreased by Ps 22.9 billion, or 11.7%, to Ps 173.1 billion for the year ended December 31, 2015, primarily due to lower income before income tax expense. Banco Popular’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) decreased from 36.0% for the year ended December 31, 2014 to 33.6% for the year ended December 31, 2015. Nevertheless, given that the Ps 28.0 billion recovery of a part of 2013 and 2014 CREE surcharge provision accounted for in 2015 was non-taxable income, the effective tax rate adjusted for this non-recurring income would have been 35.5%.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by Ps 0.6 billion to Ps 0.8 billion for the year ended December 31, 2015. Net income attributable to non-controlling interest is not a significant contributor to net income for Banco Popular, responsible for only 0.2% of net income for the year ended December 31, 2015.

Banco AV Villas

Net income

	Banco AV Villas Consolidated
	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	988.9	927.1	61.7	6.7
Interest expense	(273.9)	(231.6)	(42.3)	18.3
Net interest income	714.9	695.5	19.4	2.8
Impairment loss on loans and accounts receivable, net	(188.9)	(161.2)	(27.7)	17.2
Impairment loss on other financial assets, net	0.3	0.0	0.3	N.A.
Recovery of charged-off assets	22.4	34.1	(11.6)	(34.1)
Net impairment loss on financial assets	(166.1)	(127.1)	(39.0)	30.7
Net income from commissions and fees	145.5	150.7	(5.3)	(3.5)
Net trading income	0.2	14.6	(14.4)	(98.8)
Total other income (expense)	93.3	75.5	17.9	23.7
Total other expenses	(503.4)	(494.8)	(8.7)	1.8
Income before income tax expense	284.3	314.4	(30.1)	(9.6)
Income tax expense	(108.7)	(94.8)	(13.9)	14.7
Net Income	175.6	219.6	(44.0)	(20.0)
Net income attributable to :
Controlling interest	175.6	219.3	(43.7)	(19.9)
Non-controlling interest	0.0	0.4	(0.3)	(87.7)

Banco AV Villas’ net income attributable to controlling interest decreased by 19.9%, or Ps 43.7 billion, to Ps 175.6 billion for the year ended December 31, 2015 as compared to Ps 219.3 billion for the year ended December 31, 2014. The decrease in net income was primarily due to a Ps 39.0 billion increase in net impairment loss on financial assets, a Ps 14.4 billion decrease in net trading income, a Ps 13.9 billion increase in income tax expense, a Ps 8.7 billion increase in total other expenses and a Ps 5.3 billion decrease in net income from commissions and fees. Partially offsetting the aforementioned was a Ps 19.4 billion increase in net interest income and a Ps 17.9 billion increase in other income (expense). The increase in net impairment loss on financial assets is mainly explained by a 17.2%, or Ps 27.7 billion, increase in impairment loss on loans and accounts receivable, net derived from a 15.7% growth in the bank’s loans and leases portfolio in 2015 as compared to 2014 and by lower recoveries of charged-off assets of Ps 11.6 billion. In addition, during 2015 the wealth tax affected the statement of profit or losses through the administrative and other expenses line by Ps 13.6 billion (see “Supervision and Regulation – Tax Reforms”). In the absence of the payment of the wealth tax, net income before income tax expense for 2015 would have been Ps 297.9 billion (Ps 16.5 billion or 5.2% lower than that of 2014).

Net interest income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	203.5	176.2	27.3	15.5
Consumer loans and leases	536.5	498.5	38.0	7.6
Mortgage loans and leases	145.6	153.5	(7.9)	(5.2)
Microcredit loans and leases	1.1	2.1	(1.0)	(47.7)
Interbank and overnight funds	2.4	1.6	0.8	50.5
Interest on loans and leases	889.0	831.8	57.2	6.9
Interest on investments in debt securities	99.8	95.3	4.5	4.7
Total interest income	988.9	927.1	61.7	6.7
Interest expense:
Checking accounts	(1.5)	(1.3)	(0.2)	18.1
Time deposits	(137.3)	(116.7)	(20.6)	17.6
Savings deposits	(96.5)	(87.4)	(9.0)	10.3
Total interest expense on deposits	(235.3)	(205.4)	(29.8)	14.5
Borrowings from banks and others	(0.8)	0.0	(0.8)	N.A.
Interbank and overnight funds	(35.8)	(23.1)	(12.7)	54.9
Long-term debt (bonds)	0.0	0.0	0.0	N.A.
Borrowings from development entities	(2.0)	(3.0)	1.0	(33.6)
Total interest expense	(273.9)	(231.6)	(42.3)	18.3
Net interest income	714.9	695.5	19.4	2.8

Banco AV Villas’ net interest income increased by 2.8%, or Ps 19.4 billion, from Ps 695.5 billion in 2014 to Ps 714.9 billion in 2015. This increase was primarily driven by a Ps 61.7 billion increase in total interest income to Ps 988.9 billion in 2015. The increase in total income was as a result of a 6.9%, or Ps 57.2 billion, increase in interest income on loans and leases including income from interbank and overnight funds to Ps 889.0 billion and a 4.7%, or Ps 4.5 billion, increase in interest on investments in debt securities to Ps 99.8 billion in 2015. The increase in interest income was partially offset by a Ps 42.3 billion increase in interest expense, mostly due to a Ps 29.8 billion increase in total interest expense on deposits.

The increase in total interest income was mainly due to the increase interest earned on loans and leases of Ps 56.4 billion driven by a 12.4%, or Ps 869.2 billion, increase in Banco AV Villas’ average interest bearing loan portfolio from Ps 6,986.4 billion in 2014 to Ps 7,855.6 billion in 2015, which resulted in a Ps 98.1 billion increase in income. The increase was partially offset by a 60 basis points decrease in the average yield on loans from 11.9% in 2014 to 11.3% in 2015, which resulted in a Ps 41.7 billion decrease in interest income. Despite an increase of 51 basis points in the average DTF rate, from 4.07% in 2014 to 4.58% in 2015 and a 125 basis points increase in the Central Bank’s average repo rate from 4.50% in 2014 to 5.75% in 2015, the decrease in the yield was a result of a strong competitive landscape in Colombia, particularly in consumer loans. Overall, the yield on consumer loans in the Colombian banking system decreased by 23 basis points from 15.9% in 2014 to 15.7% in 2015.

Interest earned on interbank and overnight funds increased by Ps 0.8 billion from Ps 1.6 billion in 2014 to Ps 2.4 billion in 2015.

The Ps 4.5 billion increase to Ps 99.8 billion in interest on investments in debt securities in 2015, is explained by a 13.0%, or Ps 231.8 billion increase in the average balance of available for sale and held to maturity fixed income investments from Ps 1,785.6 billion in 2014 to Ps 2,017.3 billion in 2015, which resulted in a Ps 11.5 billion increase in interest income. Partially offsetting this increase was a 39 basis points decrease in the average yield of these investments from 5.3% in 2014 to 4.9% in 2015, which resulted in a 7.0 billion decrease in interest income.

Total interest expense increased by 18.3%, or Ps 42.3 billion, in 2015 as compared to 2014, mainly driven by a 9.9%, or Ps 797.5 billion, increase in the average balance of interest-bearing liabilities from Ps 8,018.3 billion in 2014 to Ps 8,815.8 billion in 2015, which resulted in a Ps 24.8 billion increase in interest expense. In addition, a 22 basis point increase in the average cost of funds from 2.9% in 2014 to 3.1% in 2015 resulted in a Ps 17.6 billion increase in interest expense. The increase in the average cost of funds resulted from an increasing interest rate environment, where the average DTF rate went from 4.07% in 2014 to 4.58% in 2015. Total interest expense for interest-bearing deposits increased 14.5%, or Ps 29.8 billion, over the same period, mainly driven by a Ps 642.2 billion, or 8.9%, increase in the average balance of interest-bearing deposits from Ps 7,234.1 billion in 2014 to Ps 7,876.3 billion in 2015, that resulted in a Ps 19.2 billion increase in interest expense. Also, there was a 15 basis points increase in the average cost of deposits from 2.8% in 2014 to 3.0% in 2015.

The Ps 42.3 billion increase in total interest expense was mainly driven by a 29.8 billion increase in interest expense on interest-bearing deposits and a Ps 12.5 billion increase in interest expense on other funding. The increase in interest expense on deposits is explained by a Ps 20.6 billion increase in interest expense on time deposits, a Ps 9.0 billion increase in interest expense on savings deposits and by a Ps 0.2 billion increase in interest expense on interest-bearing checking accounts. The increase in interest expense on other funding was mainly attributable to a Ps 12.7 billion increase in interest expense on interbank and overnight funds, from Ps 23.1 billion in 2014 to Ps 35.8 billion in 2015, which was partially offset by a Ps 1.0 billion decrease in interest expense on borrowings from development entities.

The Ps 20.6 billion increase in interest expense on time deposits was mainly driven by an 11.1%, or Ps 283.8 billion, increase in the average balance of time deposits to Ps 2,840.6 billion, which resulted in a Ps 13.7 billion increase in interest expense. Furthermore, the average interest rate paid on time deposits increased by 27 basis points from 4.6% in 2014 to 4.8% in 2015, which resulted in a Ps 6.9 billion increase in interest expense.

The 9.0 billion increase in interest expense on savings deposits was driven by a 7.9%, or Ps 353.5 billion, increase in the average balance of savings deposits to Ps 4,831.7 billion that resulted in a Ps 7.1 billion increase in interest expense. The average rate paid on savings deposits increased by 4 basis points and remained relatively stable at 2.0%, which resulted in a Ps 2.0 billion increase in interest expense.

The decrease in interest expense on borrowings from development entities of Ps 1.0 billion was driven by a 53.6%, or Ps 22.2 billion, decrease in the average balance of these funds, which resulted in a Ps 2.3 billion decrease in interest expense. This decrease was partially offset by an increase in the average interest rate paid from 7.3% in 2014 to 10.5% in 2015, resulting in a Ps 1.3 billion increase in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 14.3%, or Ps 1,283.2 billion from 8,960.0 billion in 2015 to Ps 10,243.2 billion in 2014 and net interest income increased by 2.8% or Ps 19.4 billion from Ps 695.5 billion to Ps 714.9 billion, over the same period, which resulted in a 78 basis points decrease in the net interest margin from 7.8% in 2014 to 7.0% in 2015. The average spread between the average rate on loans and leases and the average rate paid on deposits decreased by 74 basis points from 9.0% to 8.3% over the same period.

Impairment loss on financial assets

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	Total Income/Expense	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment loss on financial assets:
Impairment loss on loans and leases, net	(182.1)	(121.3)	(60.8)	50.2
Impairment loss on accrued interest and other receivables, net	(6.8)	(39.9)	33.1	(83.0)
Impairment loss on investments in debt and equity securities	0.3	0.0	0.3	N.A.
Impairment loss on non-current held for sale assets	0.0	0.0	0.0	(1,528.6)
Recovery of charged-off assets	22.4	34.1	(11.6)	(34.1)
Recovery of impairment loss on investments in debt and equity securities	-	-	0.0	N.A.
Recovery of impairment loss on non-current held for sale assets	-	-	0.0	N.A.
Net impairment loss on financial assets	(166.1)	(127.1)	(39.0)	30.7

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans 31 days past due	Delinquency Ratio(1)	Loans 31 days past due	Delinquency Ratio(1)	Loans 31 days past due	Delinquency Ratio (1)
					#	%
	(in Ps billions)
Delinquency Ratios:	380.9	4.5%	339.3	4.7%	41.5	(0.1)%
Commercial loans and leases	66.2	2.3%	47.7	1.8%	18.5	0.5%
Consumer loans and leases	204.4	5.1%	185.9	5.6%	18.5	(0.5)%
Mortgage loans and leases	109.9	6.9%	104.9	7.8%	4.9	(0.9)%
Microcredit loans and leases	0.4	12.1%	0.8	11.8%	(0.4)	0.3%

(1) Calculated as 31 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on financial assets increased by 30.7%, or Ps 39.0 billion, in 2015 as compared to 2014. This increase was primarily driven by a Ps 60.8 billion increase in impairment loss on loans and leases, net and a Ps 11.6 billion decrease of recoveries of charged-off assets, which were partially offset by a Ps 33.1 billion decrease in impairment loss on accrued interest and other receivables, net.

The increase in impairment loss on loans and leases, net of Ps 60.8 billion was primarily attributable to an update in the allowance model for the consumer segment and the requirements derived from the 15.7% growth in Banco AV Villas’ loans and leases during 2015 as compared to 2014. The bank’s cost of risk, measured as impairment loss on loans and leases, net divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 10 basis points from 2.3% in 2014 to 2.4% for 2015. The bank’s cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) was 2.1% in 2015 compared to the 1.8% in 2014. Banco AV Villas’ delinquency ratio (measured as loans 31 days past due as a percentage of total gross loans excluding interbank and overnight funds) improved by 14 basis points in 2015 as compared to 2014 from 4.7% to 4.5%. The delinquency ratios for the commercial loan portfolio deteriorated by 0.5% from 1.8% to 2.3%, while the consumer loan portfolio and the mortgage loan portfolio improved by 0.5% to 5.1% and 0.9% to 6.9%, respectively.

The decrease in impairment loss for accrued interest and other receivables, net was due to a Ps 33.8 billion, or 67.1%, reduction in gross provision expense. The decrease is mainly attributable to an improvement in the bank’s mortgages delinquency metrics.

Charge-offs decreased from Ps 136.8 billion for the year ended December 31, 2014 to Ps 130.1 billion for the year ended December 31, 2015 and the ratio of charge-offs to average loans (excluding interbank and overnight funds) decreased from 2.0% for the year ended December 31, 2014 to 1.7% for the year ended December 31, 2015. Since Banco AV Villas’ net impairment loss on loans and leases increased, in absolute terms, more than charge-offs, the allowance for loan losses increased from Ps 334.3 billion as of December 31, 2014 to Ps 392.3 billion as of December 31, 2015. As of December 31, 2015 Banco AV Villas’ coverage over its past due loans was 103.0%.

Net income from commissions and fees

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Income from commissions and fees
Banking fees	230.7	227.0	3.6	1.6
Bonded warehouse services	0.0	0.0	0.0	N.A.
Trust activities	0.0	0.0	0.0	N.A.
Pension and severance fund management	0.0	0.0	0.0	N.A.
Income from commissions and fees	230.7	227.0	3.6	1.6
Expenses for commissions and fees	(85.2)	(76.3)	(8.9)	11.7
Net income from commissions and fees	145.5	150.7	(5.3)	(3.5)

Net income from commissions and fees decreased by 3.5%, or Ps 5.3 billion, to Ps 145.5 billion in 2015 as compared to 2014 mainly driven by a Ps 8.9 billion increase in expenses for commissions and fees, partially offset by a Ps 3.6 billion increase in income from commissions and fees. The increase in expenses was attributable to a higher number of transactions on third party ATM networks, while an increase of Ps 3.6 billion in banking fees to Ps 230.7 billion in 2015, primarily due to a Ps 3.5 billion increase in commissions from banking services.

Net trading income

Banco AV Villas’ net trading income includes (i) net trading income from investment securities held for trading through profit or loss, that reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2015, Banco AV Villas’ net trading income decreased by Ps 14.4 billion from Ps 14.6 billion in 2014 to Ps 0.2 billion in 2015, driven by a Ps 4.6 billion decrease in net trading income from investment securities held for trading through profit or loss and a Ps 9.8 billion decrease in net trading income from derivatives.

Net trading income from derivatives decreased Ps 9.8 billion from a gain of Ps 2.4 billion in 2014 to a loss of Ps 7.4 billion in 2015.

The net trading income from investment securities held for trading through profit or loss decreased by 37.8%, or Ps 4.6 billion. The decrease in the net trading income from investment securities held for trading through profit or loss was mainly driven by an 80.5%, or a Ps 422.3 billion, decrease in the average balance of the bank’s held for trading through profit or loss portfolio, which resulted in a Ps 31.2 billion decrease in net trading income. Compensating this result was an increase in the yield from the bank’s investment securities held for trading through profit or loss from 2.3% in 2014 to 7.4% in 2015, which produced a Ps 26.6 billion increase in interest income.

Total income from investment securities

Banco AV Villas’ securities portfolio is classified in the following categories (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments ((ii) and (iii) are described above in the net interest income section as interest income from investment in debt securities). Banco AV Villas manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 107.4 billion for 2015, slightly lower than the Ps 107.5 billion for 2014. This was primarily an effect of a Ps 8.2%, or Ps 190.5 billion, decrease in the average balance of total investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments) resulting in a Ps 9.7 billion decline in interest income. Compensating this results there was a 41 basis points increase in the average yield of total investment securities from 4.7% in 2014 to 5.1% in 2015, which resulted in a Ps 9.6 billion increase in interest income.

When including investment securities held for trading through profit or loss, average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) fixed income and equity investments held for trading through profit or loss, and (iii) available for sale and held to maturity fixed income investments) would have increased by 9.1%, or Ps 861.0 billion, from Ps 9,484.6 billion in 2014 to Ps 10,345.6 billion in 2015, while net interest income plus net trading income would have increased by 2.1%, or Ps 14.8 billion, over the same period, which would have resulted in a 48 basis points decrease in the net interest margin from 7.5% in 2014 to 7.0% in 2015.

Other income (expense)

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	6.5	2.0	4.6	229.0
Gains on sales of investments , net	12.1	8.3	3.8	45.8
Income from sales of non-current assets held for sale	5.4	0.0	5.4	N.A.
Equity method	(0.5)	0.0	(0.5)	N.A.
Dividend income	1.9	1.1	0.8	69.2
Gains on valuation of biological assets, net	0.0	0.0	0.0	N.A.
Income from non-financial sector, net	0.0	0.0	0.0	N.A.
Net income from financial instruments designated at fair value	0.0	0.0	0.0	N.A.
Other	67.9	64.1	3.8	6.0
Total other income (expense)	93.3	75.5	17.9	23.7

Total other income (expense) increased 23.7%, or Ps 17.9 billion, to Ps 93.3 billion in 2015 as compared to 2014. This increase was mainly driven by a Ps 5.4 billion increase in income from sales of non-current assets held for sale, a Ps 4.6 billion increase in foreign exchanges gains (losses), net, a Ps 3.8 billion increase in gains on sales of investments, net and a Ps 3.8 billion increase in others.

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of non-current assets held for sale	(0.0)	(0.0)	0.0	340.6
Personnel expenses	(175.2)	(163.7)	(11.5)	7.0
Salaries and employee benefits	(174.4)	(161.8)	(12.7)	7.8
Bonus plan payments	(0.7)	(1.5)	0.9	(56.0)
Termination payments	(0.0)	(0.4)	0.3	(90.5)
Administrative and other expenses	(289.2)	(287.8)	(1.4)	0.5
Depreciation and amortization	(22.6)	(26.2)	3.7	(13.9)
Wealth tax	(13.6)	0.0	(13.6)	N.A.
Other expenses	(2.9)	(17.1)	14.2	(82.8)
Charitable and other donation expenses	(0.7)	(0.7)	0.0	1.5
Other	(2.3)	(16.4)	14.2	(86.2)
Total other expenses	(503.4)	(494.8)	(8.7)	1.8

Total other expenses for the year ended December 31, 2015 increased by 1.8%, or Ps 8.7 billion, to Ps 503.4 billion in 2015 mainly driven by a Ps 13.6 billion payment of the wealth tax paid by Banco AV Villas in 2015.

Furthermore, personnel expenses increased by Ps 11.5 billion during 2015 and administrative and other expenses increased by Ps 1.4 billion. These increases were partially offset by a Ps 14.2 billion decrease in other expenses and a Ps 3.7 billion decrease in depreciation and amortization.

Salaries and employee benefits increased by Ps 12.7 billion or 7.8% to Ps 174.4 billion. During 2015 the bank negotiated its collective agreement with its union, which resulted in a Ps 3.0 billion increase in employee benefits. Banco AV Villas’ headcount decreased from 6,947 employees in 2014 to 6,848 in 2015, and yearly salaries and employee benefits per employee increased from Ps 23.3 million in 2014 to Ps 25.5 million in 2015.

Because Banco AV Villas’ personnel and administrative and other expenses increased by 2.9%, while its income increased by 1.6% driven by the increase in net interest income and other income (expense), Banco AV Villas’ efficiency ratio deteriorated from 51.8% to 52.4%. The ratio of personnel and administrative and other expenses as a percentage of average assets improved 25 basis points from 4.4% in 2014 to 4.1% in 2015.

Income tax expense

Income tax expense increased by 14.7%, or Ps 13.9 billion, to Ps 108.7 billion for the year ended December 31, 2015. Banco AV Villas’ effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) increased from 30.3% for the year ended December 31, 2014 to 36.7% for the year ended December 31, 2015.The increase in the effective tax rate was mainly due to the tax reform of December 2014 which generated a CREE surcharge of 5 percentage points in 2015.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased from Ps 0.4 billion for the year ended December 31, 2014 to Ps 0.05 billion for the year ended December 31, 2015. Banco AV Villas’ net income attributable to non-controlling interest reflects ownership in A Toda Hora S.A. by other subsidiaries of Grupo Aval.

B. Liquidity and capital resources

The following table sets forth our internal and external sources of funding at December 31, 2015 and 2014.

	At December 31,
	2015	2014
	(in Ps billions)
Liabilities and equity:
Derivatives held for trading	1,143.2	1,183.1
Deposits	135,954.6	113,528.5
Interbank borrowings and overnight funds	9,474.9	4,964.4
Borrowings from banks and others	18,750.6	13,685.8
Long-term debt (bonds)	16,567.1	14,130.1
Borrowings from development entities	2,506.6	2,108.5
Hedging derivatives	337.7	559.5
Provisions	600.2	744.7
Income tax liabilities	1,892.1	1,691.3
Employee benefits	1,022.3	975.7
Other liabilities	5,523.5	3,914.7
Total liabilities	193,773.0	157,486.2
Controlling interest	14,567.6	13,668.0
Non-controlling interest	8,338.7	7,687.9
Total equity	22,906.3	21,356.0
Total liabilities and equity	216,679.3	178,842.2

Capitalization ratios

The following tables present consolidated capitalization ratios for our Colombian banking subsidiaries and Grupo Aval at the dates indicated.

	At December 31, 2015
	Grupo Aval entities
(in percentages)	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate (1)	Grupo Aval consolidated
Tangible equity ratio(2)	7.5	11.0	13.4	10.8	8.8	7.3
Tier 1 ratio(3)	6.5	9.6	10.6	10.6	7.6	-
Solvency ratio(4)	10.6	11.0	11.2	10.9	10.8	-

Source: Company calculations based on each entity’s respective financial statements for the period indicated. Tangible equity ratio is calculated under IFRS. Tier 1 ratio and solvency ratio are calculated under Colombian IFRS applicable to Consolidated Financial Statements as required by the Superintendency.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.
(2)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights). See “Item 3. Key Information—A. Selected financial and operating data—Non-IFRS measures.”
(3)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.
(4)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “—Supervision and regulation—Capital adequacy requirements.” The solvency ratio for Grupo Aval is calculated as the sum of technical capital of our banking subsidiaries on a consolidated basis divided by the sum of risk-weighted assets of our banking subsidiaries on a consolidated basis.

Each of our banking subsidiaries is required by the Superintendency of Finance to maintain a solvency ratio of at least 9.0% of its total risk-weighted assets and a measure of core solvency for Common Equity Tier 1, which requires higher quality capital and is set at a minimum of 4.5% of risk-weighted assets. As Grupo Aval is not regulated as a financial institution or bank holding company, it is not required to comply with capital adequacy regulations applicable to our banking subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital adequacy requirements.”

Funding

Our banking subsidiaries fund most of their assets with deposits. Other sources of funding include interbank borrowings and overnight funds, and borrowings from development banks and long-term bond issuances.

The following table summarizes the funding structure of our banks on a consolidated basis at the dates indicated.

	At December 31,
	2015	2014
	(in Ps billions)
Deposits	135,954.6	113,528.5
Borrowings from banks and others	18,750.6	13,685.8
Interbank borrowings and overnight funds	9,474.9	4,964.4
Long-term debt (bonds)	16,567.1	14,130.1
Borrowings from development entities	2,506.6	2,108.5
Total funding	183,253.9	148,417.3

In 2015, total funding increased by 23.5% percentage points from the same period in 2014 mainly as a result of an increase in interbank borrowing and overnight funds, borrowings from bank and others and deposits

From year-end 2014 to year-end 2015, borrowings from banks and others and Interbank borrowings and overnight funds as a percentage of total funding increased by 1.0 and 1.8 percentage points, respectively. Deposits and long-term debt decreased as a percentage of total funding by 2.3 and 0.5 percentage points, respectively.

Our Colombian funding base also benefits from the highest available local credit ratings for each of our banking subsidiaries and each of Porvenir and Corficolombiana, as assigned by BRC Investor Services S.A., an affiliate of Standard & Poor’s Investors Services LLC, or “S&P.” Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V. The ratings of our 5.25% Senior Notes due 2017 and our 4.75% Senior Notes due 2022, and Banco de Bogota's 5.00% Senior Notes due 2017 and 5.375% Subordinated Notes due 2023 by Moody’s and Fitch are under review. Any adverse change in credit ratings may increase the cost of our funding. Any adverse change in credit ratings may increase the cost of our funding. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business—Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding.”

In September 2014, we completed an SEC-registered initial public offering in the United States of 93,703,703 ADSs, each representing 20 preferred shares, raising U.S.$1.3 billion in net proceeds. In January 2014, we completed our third public offering of common shares pursuant to a preemptive rights offering in Colombia, raising Ps 2.4 trillion (U.S.$1.3 billion).

We financed Banco de Bogotá’s Central American acquisitions through (i) an equity injection of U.S.$500 million from Banco de Bogotá to LB Panamá, (ii) a U.S.$282 million securitization of certain credit card inflows by BAC Credomatic due November 2020, and (iii) a short term loan of U.S.$250 million from Citibank N.A. expiring on November 29, 2014, which was replaced on April 16, 2014 with part of the net proceeds of a U.S.$350 million securitization of certain of BAC Credomatic’s credit card inflows, due October 2021.

We believe that our working capital is sufficient to meet the company’s present requirements and that the current level of funding of each of our banks is adequate to support its business.

The following table presents our consolidated funding from deposits at the dates indicated.

	At December 31,
	2015	2014
	(in Ps billions)
Interest-bearing customer deposits:
Checking accounts	16,239.3	13,370.7
Time deposits	51,777.4	42,147.8
Savings deposits	50,298.1	42,253.4
Total	118,314.8	97,772.0
Non-interest-bearing customer deposits:
Checking accounts	17,191.3	15,386.0
Other deposits	448.5	370.5
Total	17,639.8	15,756.5
Total customer deposits	135,954.6	113,528.5

Checking accounts. Our consolidated balance of checking accounts was Ps 33,430.7 billion at December 31, 2015, and Ps 28,756.7 billion at December 31, 2014, representing 18.2% and 19.4% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 51,777.4 billion at December 31, 2015 and Ps 42,147.8 billion at December 31, 2014, representing 28.3% and 28.4% of total funding, respectively.

The following tables present time deposits held at December 31, 2015, by amount and maturity for deposits.

	At December 31, 2015
	Peso- denominated	Foreign currency- denominated	Total
	(in Ps billions)
Up to 3 months	4,581.8	9,871.2	14,453.0

	At December 31, 2015
	Peso- denominated	Foreign currency- denominated	Total
	(in Ps billions)
From 3 to 6 months	3,595.8	4,684.9	8,280.7
From 6 to 12 months	5,630.3	5,973.7	11,604.0
More than 12 months	7,922.6	3,505.3	11,427.9
Time deposits less than U.S.$100,000(1)	3,787.4	2,224.3	6,011.7
Total	25,517.8	26,259.5	51,777.4

(1)	Equivalent to Ps 314.9 million at the representative market rate at December 31, 2015 of Ps 3,149.47 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 50,298.1 billion at December 31, 2015 and Ps 42,253.4 billion at December 31, 2014, representing 27.4% and 28.5% of total funding requirements, respectively, in each of those years.

Other deposits. Our consolidated balance of other deposits, which consist of deposits from correspondent banks, cashier checks and collection services, was Ps 448.5 billion at December 31, 2015 and Ps 370.5 billion at December 31, 2014, representing 0.2% for both years.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 9,474.9 billion at December 31, 2015 and Ps 4,964.4 billion at December 31, 2014, representing 5.2% and 3.3%, of total funding requirements, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings for the periods indicated.

	At December 31, 2015
	Amount	Nominal rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	9,474.9	–
Average during period	7,219.6	4.7%
Maximum amount of borrowing at any month-end	9,474.9	–
Interest paid during the period	340.6	–

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

Borrowings from banks and others. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 18,750.6 billion at December 31, 2015, representing 10.2% of total funding requirements.

Bonds. We issue bonds in the Colombian and international markets. Our consolidated balance of bonds outstanding was Ps 16,567.1 billion at December 31, 2015 and Ps 14,130.1 billion at December 31, 2014 representing 9.0% and 9.5% of total funding requirements, respectively. On February 1, 2012, Grupo Aval Limited issued U.S.$600.0 million (Ps 1,083.6 billion at the date of the issuance) of 5.25% Senior Notes due 2017 and on September 26, 2012, Grupo Aval Limited issued U.S.$1.0 billion (Ps 1,795.7 billion at the date of the issuance) 4.75% Senior Notes due 2022.

The following bond issuances were placed in the market in 2015:

Issuer (in Ps billions)	Issuance date	Amount	Expiration date	Interest rate
Banco de Occidente	2015	750.0	July 2017 to November 2027	6.00% to 6.26%; CPI+3.48% to CPI+4.65%; IBR+2.04%
Banco Popular	2015	400.0	February 2015 to February 2018	5.67%; CPI+2.44% to CPI+2.90%
BAC Credomatic Honduras	2015	42.8	May 2016 to December 2016	5.50% to 10.31%
BAC Credomatic El Salvador	2015	134.6	January 2016 to July 2020	4.50% to 5.80%
BAC Credomatic Guatemala	2015	539.0	January 2016 to December 2017	4.75% to 8.50%
BAC Credomatic Nicaragua	2015	2,153.0	November 2017	5.25%
Promigas	2015	400.0	March 2019 to March 2030	CPI+2.55% to CPI+4.37%

Capital expenditures

Grupo Aval incurred Ps 637.7 billion of capital expenditures in property, plant and equipment in 2015, as compared to Ps 508.5 billion in 2014.

C.	Research and development, patents and licenses, etc.

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

	At December 31,
Grupo Aval	2015	2014
	(in Ps billions)
Unused credit card limits	16,695.0	11,610.6
Civil demands against our banks	516.3	720.7
Issued and confirmed letters of credit	805.6	765.8
Unused lines of credit	2,887.9	3,047.3
Bank guarantees	2,896.5	3,109.9
Approved credits not disbursed	2,339.3	2,073.5
Other	2,364.8	2,011.8
Total	28,505.5	23,339.5

F.	Tabular disclosure of contractual obligations

The following tables present our contractual obligations at December 31, 2015.

	At December 31, 2015
	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	Grupo Aval (in Ps billions)
Liabilities:
Long-term debt obligations(1)	16,567.1	1,447.4	6,819.5	1,607.9	6,692.4
Time deposits	51,777.4	34,496.7	11,420.1	1,921.3	3,939.2
Long-term borrowings from banks and others	18,750.6	6,453.9	4,219.3	2,844.8	5,232.6
Interbank and overnight funds	9,474.9	9,474.9	-	-	-
Employee benefit plans	1,022.3	434.6	126.2	148.3	313.1
Total	97,592.3	52,307.5	22,585.2	6,522.4	16,177.2

(1)	See Note 21 to our audited consolidated financial statements at December 31, 2015.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of Directors

The Board of Directors of Grupo Aval is composed of seven principal members and seven alternate members, each of whom serves a one-year term and may be reelected indefinitely. The term for the current directors expires on March 31, 2017.

The current members of the Board of Directors were appointed at a shareholders’ meeting held on March 31, 2016. The following table presents the names of the current principal and alternate members of the board of directors.

Board member	Alternate
Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuéllar de Jaramillo
Julio Leonzo Álvarez Álvarez(1)(2)(3)	Fabio Castellanos Ordóñez (2)
Luis Fernando Ramírez Acuña (1)(2)(3)	Germán Michelsen Cuéllar
Esther América Paz Montoya(1)(2)(3)	Germán Villamil Pardo(2)

(1)	Member of the Audit committee.

(2)	Independent director under Colombian requirements.

(3)	Independent director under SEC Audit Committee rules.

Luis Fernando Pabón Pabón is the secretary of our board.

Biographical information of the principal members of our board of directors and the secretary of our board is set forth below. Ages of members of our board of directors throughout this annual report are as of April 28, 2016.

Luis Carlos Sarmiento Angulo, age 83, has served as the Chairman of the board of directors of Grupo Aval since 1999. Mr. Sarmiento Angulo is the founder and controlling shareholder of Grupo Aval and, since 1985, has served as a member of the board of directors of Organización Luis Carlos Sarmiento Angulo Ltda., an affiliate of our controlling shareholder. Since 2010 he has served as principal member of the Board of Directors of Casa Editorial El Tiempo and of CEET TV. He also serves as Chairman of the board of directors of the following not-for-

profit entities: Fundación para el Futuro de Colombia—Colfuturo; Fundación Grupo Aval and Fundación Luis Carlos Sarmiento Angulo, through which he is sponsoring, among other initiatives, Corporación Microcrédito Aval, a microfinance not-for-profit organization. He holds a degree in Civil Engineering from Universidad Nacional de Colombia. He is the father of the President of Grupo Aval, Mr. Luis Carlos Sarmiento Gutiérrez. Mr. Sarmiento Angulo’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Alejandro Figueroa Jaramillo, age 74, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Figueroa Jaramillo has been the President of Banco de Bogotá since 1988. He has been employed with Banco de Bogotá since 1973, where he also served as Executive Vice President and Vice President of Finance. He is the Chairman of the board of directors of Porvenir and has been a board member of Porvenir since 1991. He has also been a member of the board of directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011. He previously served as Vice-Minister and Deputy Minister of Economic Development of Colombia. He holds a degree in Civil Engineering from Facultad de Minas de la Universidad Nacional in Antioquia and a Master of Arts degree and PhD candidate in Economics from Harvard University. Mr. Figueroa Jaramillo’s business address is Calle 35 No. 7-47, Bogotá, D.C., Colombia.

Efraín Otero Álvarez, age 67, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Otero Álvarez has been the President of Banco de Occidente since 1995. He has been employed with Banco de Occidente since 1973, where he also served as Vice President of Finance and Executive Vice President. He has also served as a member of the boards of directors of Porvenir since 1995, of Corficolombiana since 1998, of Banco de Occidente—Panamá since 1996, Occidental Bank of Barbados since 2006 and of Fundación Grupo Aval since 2011. He previously worked as an economist at Corporación Autónoma del Valle del Cauca. He holds a degree in Economics and a Master’s degree in Industrial Engineering, both from the Universidad del Valle. Mr. Otero Álvarez’s business address is Carrera 4 No. 7-61, Cali, Colombia.

Álvaro Velásquez Cock, age 76, has served as a principal member of the board of directors of Grupo Aval since 2013 and previously as an alternate member thereof since 2008. Mr. Velásquez Cock previously served as an alternate member of the board of directors of Grupo Aval since 2008. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendency of Finance. He has been a member of the board of directors of Banco de Bogotá since 2001, of Banco de Bogotá—Panamá since 1984, of Corficolombiana since 1992, of Unipalma since 1996 and of BAC Credomatic entities since 2011. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Calle 69 No. 9-58, Bogotá D.C., Colombia.

Julio Leonzo Álvarez Álvarez, age 69, has served as a principal member of the board of directors of Grupo Aval since 2013. Mr. Álvarez has previously occupied several positions at Grupo Aval, including Vice President of Shared Services, and Vice President of Corporate Systems. Mr. Álvarez Álvarez has acted as President of Avianca S.A., Cervecería Unión S.A. and Pedro Gómez & Cía S.A. He has been a member of the board of directors of Porvenir since 2001 and of Banco Popular since 1996 and is a former member of the board of directors of A Toda Hora S.A.—ATH. He holds a degree in civil engineering from the Universidad Nacional de Colombia with studies in the Higher Management Program, INALDE at the Universidad de la Sabana, Postgraduate Program in Financial Management at the Universidad de Medellín, and Postgraduate Program in Statistics Applied to Engineering at the Universidad Nacional de Colombia. Mr. Álvarez Álvarez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luis Fernando Ramírez Acuña, age 57, has served as principal member of the board of directors of Grupo Aval since 2015. He is CEO of Invexfund, a boutique investment banking company. He has been Minister of Labor and Social Security and Minister of National Defense. He was also Deputy Minister of Finance and Director of the Colombian Internal Revenue Service. He has served as a board member in numerous public and private entities, including his former position as Chairman of the Board of Directors of Empresa Colombiana de Petróleos – Ecopetrol. Mr. Rámirez Acuña is a Certified Public Accountant from Universidad Jorge Tadeo Lozano, Fellow of the Center for International Affairs at Harvard University. Mr. Ramírez Acuña’s business address is Carrera 1 # 77-04 of 502, Bogotá, Colombia.

Esther América Paz Montoya, age 61, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a

former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the board of directors of Agremiación Cívica Centro Internacional San Diego S.A. since 2009. She holds a degree in Business Administration from the Universidad del Valle and a Finance specialty from Universidad de Los Andes. Ms. Paz Montoya’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Biographical information of the alternate members of our board of directors is set forth below.

Mauricio Cárdenas Müller, age 46, has served as an alternate member of the board of directors of Grupo Aval since 2015. Previously, he served as a principal member on the board of directors of Grupo Aval from 2010 until 2014, and as an alternate member thereof since 2002 until 2010. Mr. Cárdenas Müller has acted as chief advisor to Luis Carlos Sarmiento Angulo since 2004. He is a member of the board of directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. since 2014, and previously served from 2002 until 2011. He has also served as a member of the board of directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, of Porvenir since 2008, and of Casa Editorial El Tiempo since 2011. Mr. Cárdenas holds a degree in Electronic Engineering from Universidad Javeriana and a Master’s degree in Business Administration from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Juan María Robledo Uribe, age 71, has served as an alternate member on the board of directors of Grupo Aval since 2000. Mr. Robledo Uribe has acted as Executive Vice President of Banco de Bogotá from 1990 to 1992, from 1993 to 2001 and since 2003. He has been employed with Banco de Bogotá for 50 years, where he has also served as Vice President of Banking Services and Vice President of Commercial Banking. He has been a member of the board of directors of Corficolombiana from 1993 to 2001 and since 2006, of Fidubogotá since 2007, of Porvenir since 1991 and of Fundación Grupo Aval since 2011. He holds a degree in Economics from the Universidad del Rosario. He is also the former President of Banco del Comercio (which merged with Banco de Bogotá in 1992) and of Corficolombiana from 2003 until 2005. Mr. Robledo Uribe’s business address is Calle 35 No. 7-47, Bogotá D.C., Colombia.

Juan Camilo Ángel Mejía, age 50, has served as an alternate member on the board of directors of Grupo Aval since 2008. Mr. Ángel Mejía has been the President of Banco AV Villas since 2007, and previously acted as its Vice President of Credit and Portfolio, Vice President of Asset Regularization and Vice President of Real Estate. Previously he was an advisor in the Offerings Department of Banco Central Hipotecario and Project Manager in the Capital Markets division of Corfinsura. He has also been a member of the board of directors of Asociación Bancaria de Colombia since 2007, of Titularizadora Colombiana S.A. since 2008 and of Fundación Grupo Aval since 2011. He holds a degree in Civil Engineering from the Universidad de Medellín. Mr. Ángel Mejía’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Ana María Cuéllar de Jaramillo, age 62, has served as an alternate member of the board of directors of Banco de Bogotá since 2007 and also serves as a member of the board of directors of Megalínea and Biomax S.A. and of BAC Credomatic entities since 2011. Ms. Cuéllar de Jaramillo is an independent consultant who specializes in systems and procedures for financial control and has formerly served as Director of the Dirección de Impuestos y Aduanas Nacionales DIAN and in several positions in Citibank. She holds a degree in accounting from Universidad Jorge Tadeo Lozano. Ms. Cuéllar de Jaramillo’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Fabio Castellanos Ordóñez, age 59, has served as an alternate member of the board of directors of Grupo Aval since 2015. He is the local representative in Colombia of AMF (Ascending Markets Financial Guaranty Corporation) and has previously acted as Chief Country Officer and Executive Director of ABN-AMRO Bank (Colombia) S.A., The Royal Bank of Scotland (Colombia) S.A., Scotiabank Colombia S.A. and Vice President and Corporate Finance Executive of the Representative Office in Colombia of The Chase Manhattan Bank, N.A. Mr. Castellanos serves as member of the Board of Directors of Junior Achievement Colombia, Ignacio Gómez IHM S.A. and Corporación Umabarí. Mr. Castellanos Ordóñez’ business address is Calle 112#1-10 E, T 5, Bogotá., D.C., Colombia.

Germán Michelsen Cuéllar, age 69, is an independent consultant. He has been Chief Credit Officer, Vice President for the International and Treasury Division and Vicepresident of Corporate Banking of Banco de Bogotá, as well as Manager of Banco de Bogotá New York. Mr. Michelsen serves as member of the Board of Directors of Fiduciaria Bogotá S.A., Almaviva S.A., Hoteles Estelar S.A. and Pizano S.A. He holds a Bachelor´s degree in

Economics from Universidad Javeriana, and has participated in the Senior Management Program from the Universidad de los Andes School of Business. Mr. Michelsen Cuéllar’s business address is Calle 82 # 11-37 Office 209, Bogotá D.C., Colombia. .

Germán Villamil Pardo, age 56, has served as an alternate member on the board of directors of Grupo Aval since 2010 and previously as a principal member thereof since 2006. Mr. Villamil Pardo is a partner of Gómez Pinzón Zuleta Abogados S.A. He has served as a member of the board of directors of Gómez Pinzón Zuleta Abogados S.A. since 1997 and Gómez Pinzón Zuleta Asemarcas S.A. since 2003. Mr. Villamil Pardo formerly served as a member of the board of Inversiones Inmobiliarias Arauco Alameda S.A.S and Inversiones Inmobiliarias Barranquilla Arauco S.A.S. He previously held several positions in the Ministry of Finance of Colombia as well as in Banco de la República. He holds a law degree with a specialty in tax from the Universidad de los Andes. Mr. Villamil Pardo’s business address is Calle 67 No. 7-35 Oficina 1204, Bogotá D.C., Colombia.

Luis Fernando Pabón Pabón, age 57, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the board of directors of Banco AV Villas since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007, of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006 and of Casa Editorial El Tiempo and CEET TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and a specialization in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

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

Name	Position
Luis Carlos Sarmiento Gutiérrez	President
Diego Fernando Solano Saravia	Chief Financial Officer
Diego Rodríguez Piedrahita	Chief Risk Management Officer
Carlos Ernesto Pérez Buenaventura	Chief Strategy Officer
Rodolfo Vélez Borda	Chief of Shared Services
Rafael Eduardo Neira Torres	Chief of Internal Control
Jorge Adrián Rincón Plata	Chief Legal Counsel
María Edith González Flórez	Vice President of Accounting
José Manuel Ayerbe Osorio	Vice President of Marketing
Edgar Enrique Lasso Fonseca	Vice President of Operational and Regulatory Risk Management
María José Arango Caicedo	Vice President of Procurement
Mauricio Maldonado Umaña	Vice President of Strategy
Tatiana Uribe Benninghoff	Vice-President of Financial Planning and Investor Relations
Leopoldo Jesús Vásquez Sebastiani	Vice-President of Planning and Projects
Jorge Alberto Giraldo Galeano	Vice-President of IT Infrastructure & Security
Juan Carlos Andrade Ortíz	Vice-President of Processes
Rodrigo Villaneda Jiménez	Vice-President of IT Projects
Fabio Cardona Murcia	Vice-President of Innovation and Technology Architecture
Luz Karime Vargas Hurtado	Internal Audit Officer
Banco de Bogotá
Alejandro Figueroa Jaramillo	President
Banco de Occidente
Efraín Otero Álvarez	President

Name	Position
Banco Popular
Carlos Eduardo Upegui Cuartas	President
Banco AV Villas
Juan Camilo Ángel Mejía	President
Corficolombiana
José Elías Melo Acosta(1)	President
Porvenir
Miguel Largacha Martínez	President
BAC Credomatic
Ernesto Castegnaro	President

(1)	Mr. Melo Acosta has resigned from his position as Chief Executive Officer effective May 16, 2016. From that date, Mr. Bernardo Noreña will be Corficolombiana’s Chief Executive Officer.

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 28, 2016.

Luis Carlos Sarmiento Gutiérrez, age 54, has acted as President of Grupo Aval since 2000. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He has been the Chairman of the board of directors of Banco de Bogotá since 2004 and of Corficolombiana since 2006. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a Master’s degree in Business Administration with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez is the son of the Chairman of the board of directors of Grupo Aval, Mr. Sarmiento Angulo. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Diego Fernando Solano Saravia, age 50, has acted as Chief Financial Officer, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. He previously served as associate principal at McKinsey & Co. and Corporate Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Diego Rodríguez Piedrahita, age 57, has acted as Chief Risk Management Officer of Grupo Aval since 1999. Mr. Rodríguez Piedrahita previously worked at Bank of America and ING. He has been the Chairman of the board of directors of Banco AV Villas since 2004 and has been a board member thereof since 2000. He has also been a member of the board of directors of Fidubogotá since 2000, Organización Luis Carlos Sarmiento Angulo Ltda. since 2006, Inverprogreso S.A. since 2003 and of Inversegovia S.A. since 2003. He holds a Bachelor’s degree in Business Management and a Master in Business Administration from George Washington University. Mr. Rodríguez Piedrahita’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Carlos Ernesto Pérez Buenaventura, age 61, has served as Chief Strategy Officer of Grupo Aval since 2012 and formerly as CEO of Barclays in Spain. Previously he was the Division Head responsible for the Retail Bank, the Pension Fund Business and the Consumer Finance Companies of Citigroup in Argentina, Chile, Uruguay and Paraguay. He also worked for Citigroup in Colombia, Ecuador and Puerto Rico. In addition he has served as Marketing and Sales Manager of Alpina S.A. (food-producing company). He has been a board member of Banco AV Villas since 2013 and of Porvenir since 2014. He holds a degree in Industrial Engineering from Universidad Javeriana and pursued graduate studies in Business Management from Universidad del Rosario. Mr. Pérez Buenaventura’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Rodolfo Vélez Borda, age 51, has served as Chief of Shared Services at Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He has been a member of the board of directors of Fondo de Empleados FEVI since 2012, ACH Colombia S.A. since 2006 and A Toda Hora S.A. ATH since 2005. He holds a degree in Systems Engineering from the Universidad de Los Andes, a Telecommunications specialty from the Universidad de Los Andes and a Business Management specialty from Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Rafael Eduardo Neira Torres, age 60, has acted as Chief of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Financial Superintendent, and formerly as Adjunct Financial Superintendent, at the

Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in Accounting from the Universidad Jorge Tadeo Lozano and in Banking Management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Jorge Adrián Rincón Plata, age 36, has acted as our Chief Legal Counsel since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

María Edith González Flórez, age 57, has acted as Vice President of Accounting, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and a Finance specialty from Universidad ICESI. Ms. González Flórez’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Jose Manuel Ayerbe Osorio, age 43, he has served as Vice President of Marketing of Grupo Aval since 2012 and formerly as Marketing Manager of Visa Colombia, he also worked as Marketing Manager of Grupo Aval and previously acted as Advertisement Manager of Cocelco—Celumovil. He has been a member of the board of directors of A Toda Hora S.A. ATH since April 2013 and Corporación Publicitaria S.A. since April 2013. He holds a degree in Systems Engineering from Universidad Javeriana de Cali, a Marketing specialty from the Universidad Jorge Tadeo Lozano. He is currently pursuing an Executive MBA from the Tecnológico de Monterrey. His business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Edgar Enrique Lasso Fonseca, age 59, has acted as Vice President of Operational and Regulatory Risk Management of Grupo Aval since 2009. Mr. Lasso Fonseca held several positions at the Superintendency of Finance, including Delegate for Financial Intermediaries from 1995 until 2007. He previously worked as a corporate analyst at Banco de Bogotá. He has been a member of the board of directors of Casa de Bolsa since 2010. He holds a degree in Economics from Universidad Externado de Colombia and in Banking Management from the Universidad de los Andes. Mr. Lasso Fonseca’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

María José Arango Caicedo, age 50, has acted as Vice President of Procurement of Grupo Aval since 2012 and formerly, as Vice President of Corporate Services at Grupo Aval from 2000 to 2011. She previously worked as Commercial Manager of Cocelco S.A., as Electronic Banking Manager at Banco de Occidente and as Project Manager at Fanalca. She has been a member of the board of directors of Inverprogreso S.A. since 2003, Inversegovia S.A. since 2003, and Taxair since 2003. She was a member of the board of directors of A Toda Hora S.A. ATH from 2011 to April 2013 and Corporación Publicitaria de Colombia S.A. from 2003 to March 2013. She holds a degree in Systems Engineering from Universidad ICESI and a Master’s degree in Business Administration from the Universidad del Valle. Ms. Arango Caicedo’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Mauricio Maldonado Umaña, age 38, has acted as Vice President of Strategy since 2012. Mr. Maldonado served as engagement manager at McKinsey & Co. and investment banking director at Corficolombiana. He has been a member of the board of directors of Promigas S.A. E.S.P. since March 2013 and Banco Popular since December 2014. He holds a degree in industrial engineering from the Universidad de los Andes and a Master of Business Administration from the University of Chicago Booth School of Business. His business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Tatiana Uribe Benninghoff, age 35, has acted as Vice-President of Financial Planning and Investor Relations since 2013 and formerly as Strategy and M&A Manager since 2012 at Grupo Aval. Previously she served as a junior advisor to the Chairman of the Board of Grupo Aval and as an Investment Bank Director at Corficolombiana S.A. She holds a degree in Finance and International Relations from the Universidad Externado de Colombia and a Master of Business Administration from the McDonough School of Business at Georgetown University where she was given the Beta Gamma Sigma award. Her business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Leopoldo Jesús Vásquez Sebastiani, age 37, has served as Vice-President of Planning and Projects at Grupo Aval since 2013. Previously, he acted as Engagement Manager specializing in Latin American Financial Institutions at McKinsey and Company in Colombia for six years. He has also worked as Operations Area Manager at Hach

Company in Colorado, USA. Mr. Vásquez holds a degree in Industrial Engineering from Universidad Católica Andrés Bello, Caracas, Venezuela, and a Master in Manufacturing Management from The Pennsylvania State University. Mr. Vásquez’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Jorge Alberto Giraldo Galeano, age 46, has served as Vice President of IT Infrastructure & Security at Grupo Aval since 2015 and formerly, as Vice President of IT Management & Security at Grupo Aval from 2010 to 2015, and as IT Security Director at Grupo Aval from 2000 to 2010. He previously worked as Information Security Director at A Toda Hora – ATH, IT Management & Support Coordinator at Emtelco and IT Support Manager at Universidad de los Andes. He holds a degree in Systems Engineering from the Universidad de Los Andes and a Master of Business Administration from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Giraldo Galeano’s business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Juan Carlos Andrade Ortiz, Age 44, has served as Vice President of Processes at Grupo Aval since 2015. Mr. Andrade previously served in numerous positions at BBVA Colombia, from 1992 to 2015. He served as a member of the board of directors of ACH, Clearing House, between 2010 and 2015. He holds a degree in Systems Engineering from Universidad Piloto de Colombia, a Postgraduate degree in Project Management from Universidad Piloto de Colombia and a Postgraduate degree in Strategic Management from Universidad de la Sabana. Mr. Andrade Ortiz’s business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Rodrigo Villaneda Jiménez, age 60, has served as Vice President of IT Projects at Grupo Aval since 2007 and formerly served as Project Manager at Grupo Aval since 1998. Mr. Villaneda previously acted as an international consultant through the International Bank of Development and the United States Agency for International Development for several governmental entities in Colombia, Ecuador and Costa Rica. He also served as Information and System Center Assistant Director of Colombian Ministry of Finance. He holds a Degree in Systems and Computing Engineering from Universidad de dos Andes, with a specialization in Business Administration from Universidad del Rosario. Mr. Villaneda Jimenez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Fabio Cardona Murcia, age 49, has served as Vice-president of Innovation and Technology Architecture at Grupo Aval since 2013. Mr. Cardona previously served as Technology & Central Systems Vice-president and Central Systems Director at Grupo Aval and as Planning and Technological Research Manager at Banco de Bogotá from 1991 to 2008. He holds a degree in Electronic Engineering from Universidad Distrital Francisco José de Caldas. Mr. Cardona Murcia´s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luz Karime Vargas Hurtado, age 43, has served as Internal Audit Officer at Grupo Aval since 2012. Previously served as Audit Manager for the financial sector at PriceWaterhouseCoopers. Additionally, Mrs. Vargas worked as Inspector at the Colombian Stock Exchange (Bolsa de Valores de Colombia) and the Colombian Securities Market Self-Regulator (AMV) and as auditor at KPMG. She also worked at Banco Coopdesarrollo S.A. as Treasury Analyst. She holds a degree in Public Accounting from Universidad Santo Tomás with a specialization in Financial Law and Capital Markets from Universidad Javeriana de Colombia, with studies in Securities Market at the Colombia Stock Market Association and International Financial Reporting Standards -IFRS at the Institute of Accountants of Colombia. Mrs. Vargas’ business address is Carrera 13 No. 26A-47, Bogotá D.C., Colombia.

Carlos Eduardo Upegui Cuartas, age 54, has served as President of Banco Popular since June 2014. Mr. Upegui previously served as Executive Vice-president of Banco Popular, legal representative of Ripley Compañía de Financiamiento S.A. from 2012 to 2014 and President of BCSC S.A. from 2009 to 2012. He has also served in the past as member of the Board of Directors in several financial entities including Metlife Colombia Seguros de Vida S.A., Titularizadora Colombiana S.A., Depósito Centralizado de Valores de Colombia—Deceval S.A. He holds a degree in business administration with a specialization in markets from Universidad de los Andes. His business address is Calle 17 No. 7-43, Bogotá D.C., Colombia.

José Elías Melo Acosta, age 56, has served as President of Corficolombiana since 2008. Mr. Melo is also a member of the board of directors of Leasing Corficolombiana S.A., Fiduciaria Corficolombiana S.A., Promigas S.A., Banco AV Villas S.A. and Sociedad Gas Natural de Lima y Callao S.A. and an alternate member of the board of directors of Fundación Grupo Aval. Mr. Melo Acosta previously served as President of Megabanco from 1999 to 2006, of Banco del Estado in 1999 and of Confederación de Cooperativas de Colombia from 1994 to 1998. He has also served in several positions within the Colombian government including as Minister of Employment and Social Security, Banking Superintendent, Vice Minister of Finance and Public Credit and Secretary of the Monetary Board

of the Banco de la República. He holds a law degree with a specialty in socioeconomic sciences from Universidad Javeriana. His business address is Carrera 13 No. 26-45, Bogotá D.C., Colombia.

Miguel Largacha Martínez, age 52, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., and held other positions within BBVA Colombia S.A., including Executive Vice President and Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the board of directors of Fundación Grupo Aval since 2011. He holds a law degree from Universidad Javeriana and has further completed postgraduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 27-75, Bogotá D.C., Colombia.

Ernesto Castegnaro, age 65, has served as President of BAC Credomatic since 1983 and as President of BAC International Bank since December 2008. Mr. Castegnaro joined BAC Credomatic in 1976 and has over 30 years of experience managing credit card operations and over 25 years of experience managing banking operations. He is also a director on the MasterCard Latin America Board of Directors, a member of the board of directors of BAC San Jose since 1985 and a member of the board of directors of BAC International Corp. since 2002. Mr. Castegnaro holds an MBA in Banking and Finance from INCAE and a Civil Engineering degree from the University of Costa Rica. His business address is Centro Corporativo Plaza Roble, Edificio Terrazas B, Escazú, San José, Costa Rica.

Bernardo Noreña, age 53, has been appointed as the Chief Executive Officer of Corficolombiana effective May 16, 2016. Mr. Noreña previously worked at Citibank for 19 years where he most recently served as President of Citibank Colombia. Mr. Noreña holds a degree in Economics from Pontificia Universidad Javierana and an MBA from the University of Notre Dame.

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

For the April 1, 2015 to March 31, 2016 period, the board of directors’ session fee is Ps 2,000,000 per board member and the audit committee session fee was Ps 2,000,000 per board member. For the April 1, 2016 to March 31, 2017 period, the board of directors’ session fee is Ps 2,150,000 per board member and the audit committee session fee is Ps 2,150,000 per board member.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information before our semi-annual general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, that we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 59.8 billion (U.S.$19.0 million) in 2015. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain predefined goals, and, therefore, the amounts paid may vary for each officer.

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

Audit committee

Our audit committee is composed of three members, appointed by the board of directors: Esther América Paz Montoya, Julio Leonzo Álvarez Álvarez and Luis Fernando Ramírez Acuña. Julio Leonzo Álvarez Álvarez is the financial expert on the audit committee. All members of our audit committee are independent under the NYSE and SEC corporate governance rules applicable to us. Company officers are not members of the audit committee; however, the meetings and work product of the audit committee are supported by reports and presentations by company officers. Pursuant to Colombian Securities regulation (Law 964 of 2005), the audit committee has a charter approved by the board of directors, which sets forth the main aspects related to the operation of such committee, including, among others, its composition and duties. The audit committee charter addresses various corporate governance subjects. Our external auditor KPMG Ltda., as our independent registered public accounting firm, is invited to attend the meetings of the audit committee. Pursuant to Colombian law, the audit committee must meet at least quarterly.

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

At December 31, 2015, on a consolidated basis, we employed approximately 76,095 individuals, with 60,701 employees, 4,907 personnel provided by staffing service companies and 10,487 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Porvenir, Corficolombiana and Grupo Aval (unconsolidated), at December 31, 2015.

	Banco de Bogotá(1)(2)	Banco de Occidente(3)	Banco Popular(4)	Banco AV Villas(5)	Porvenir(6)	Corficolom biana	BAC Credomatic(7)	Grupo Aval (unconsolidated)	Total
Employees	12,621	13,077	4,210	4,753	2,674	801	22,437	128	60,701
Personnel provided by staffing service companies	2,611	103	1,298	527	41	62	264	1	4,907
Outside contractors	3,766	1,391	1,635	1,568	157	118	1,847	5	10,487
Total	18,998	14,571	7,143	6,848	2,872	981	24,548	134	76,095

(1)	Excludes employees of Porvenir, Corficolombiana, BAC and their subsidiaries.
(2)	49.09% (5,064) of Banco de Bogotá’s direct employees (10,315) are represented by unions and 56.15% (5,792) of such employees are covered by collective bargaining agreements that expire in August 2018.
(3)	46.47% (3,863) of Banco de Occidente’s direct employees (8,312) are represented by unions and are covered by collective bargaining agreements that expire in December 2017.
(4)	44.91% (1,556) of Banco Popular’s direct employees (3,465) are represented by unions and 96.77% (3,353) of such employees are covered by collective bargaining agreements that expire in December 2017.
(5)	16.45% (680) of Banco AV Villas’ direct employees (4,134) are represented by unions and 85.00% (3,514) of such employees are covered by collective bargaining agreements that expire in December 2018.
(6)	Less than 0.2% (4) of Porvenir’s direct employees (2,494) are represented by unions.

E.	Share ownership

Mr. Sarmiento Angulo beneficially owns 96.7% of our outstanding common shares and 43.5% of our preferred shares as determined under SEC rules at April 28, 2016. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.” The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 28, 2016.

Shareholder	Common shares	Percentage of outstanding common shares	Preferred shares	Percentage of outstanding preferred shares
Alejandro Figueroa Jaramillo	557,695	*	1,538,460	*
Juan María Robledo Uribe	323,920	*	384,769	*
Esther América Paz Montoya	251,718	*	423,076	*
Efraín Otero Álvarez	102,729	*	300,000	*
Luis Fernando Pabón Pabón	78,237	*	115,384	*
Diego Fernando Solano Saravia	49,586	*	152,078	*
Julio Leonzo Álvarez Álvarez	47,694	*	-	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Germán Villamil Pardo	33,058	*	-	*
María José Arango Caicedo	21,908	*	9,230	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Juan Camilo Ángel Mejía	7,319	*	22,666	*
Rodolfo Vélez Borda	7,112	*	11,538	*
Rodrigo Villaneda Jiménez	4,059	*	-	*
Diego Rodríguez Piedrahita	-	*	49,847	*
Ana María Cuéllar de Jaramillo	-	*	50,846	*
Miguel Largacha Martínez	-	*	172,680	*
Jorge Alberto Giraldo Galeano	-	*	5,769	*
Germán Michelsen Cuéllar	-	*	-	*
Luis Fernando Ramírez Acuña	-	*	-	*
Fabio Castellanos Ordóñez	-	*	-	*
Jorge Adrián Rincón Plata	-	*	-	*
José Elías Melo Acosta	-	*	-	*
Carlos Ernesto Pérez Buenaventura	-	*	-	*
Carlos Eduardo Upegui Cuartas	-	*	-	*
Luis Carlos Sarmiento Gutiérrez	-	*	-	*
Edgar Enrique Lasso Fonseca	-	*	-	*
María Edith González Flórez	-	*	-	*
Rafael Eduardo Neira Torres	-	*	-	*
Mauricio Maldonado Umaña	-	*	-	*
José Manuel Ayerbe Osorio	-	*	-	*
Tatiana Uribe Benninghoff	-	*	-	*
Leopoldo Jesús Vásquez Sebastiani	-	*	-	*
Ernesto Castegnaro	-	*	-	*
Juan Carlos Andrade Ortíz	-	*	-	*
Fabio Cardona Murcia	-	*	-	*
Luz Karime Vargas Hurtado	-	*	-	*

*	less than 0.1%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 79.9% of our issued and outstanding share capital at December 31, 2015. He retained 96.7% of our voting power by virtue of his beneficial ownership of 96.7% of our outstanding common shares, and beneficially owned 43.5% of our outstanding preferred shares, as determined under SEC rules, at April 28, 2016. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 22,281,017,159 of our aggregate equity securities outstanding comprising of 15,264,556,369 common shares outstanding and 7,016,460,790 preferred shares outstanding at April 28, 2016.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of December 31, 2015, regarding the beneficial ownership of our equity securities by:

•	Mr. Sarmiento Angulo, who beneficially owns 79.9% of our outstanding equity securities;

•	all directors and executive officers as a group; and

•	other shareholders.

	At December 31, 2015
Principal beneficial owners	Common shares	Percentage of outstanding common shares	Preferred shares	Percentage of outstanding preferred shares
Luis Carlos Sarmiento Angulo	14,758,013,849	96.7%	3,048,966,627	43.5%
Other directors and officers as a group	1,533,915	0.0%	3,324,804	0.0%
Other shareholders	507,415,895	3.3%	3,961,762,069	56.5%
Total	15,266,963,659	100.0%	7,014,053,500	100.0%

*	less than 0.1%.

As of December 31, 2015, we had 37,265 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs. As of April 18, 2016, there were a total of 837 ADR holders of record and 78,351,179 ADRs outstanding, representing 1,567,023,580 preferred shares or 22% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	Transactions between Grupo Aval and its subsidiaries, and
	Grupo Aval’s directors and key management and their affiliates(1)	Close family members of Mr. Sarmiento Angulo and their affiliates	Mr. Sarmiento Gutiérrez and his affiliates	Mr. Sarmiento Angulo and his affiliates
	(in Ps billions)
At December 31, 2015
Outstanding loans granted by us(2)	7.2	63.2	0.0	880.2
Outstanding loans granted to us(3)	-	-	-	-
Deposits(4)	21.9	75.4	1.6	1,356.31

	Transactions between Grupo Aval and its subsidiaries, and
	Grupo Aval’s directors and key management and their affiliates(1)	Close family members of Mr. Sarmiento Angulo and their affiliates	Mr. Sarmiento Gutiérrez and his affiliates	Mr. Sarmiento Angulo and his affiliates
	(in Ps billions)
At December 31, 2014
Outstanding loans granted by us(2)	35.5	59.9	0.03	805
Outstanding loans granted to us(3)	-	-	-	–
Deposits(4)	10.30	5.5	0.7	3,651

(1)	Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Porvenir, Corficolombiana and BAC Credomatic.

(2)	Figures based on disbursed loans. See “—Loans granted to related parties by our banking subsidiaries.”

(3)	Figures based on disbursed loans. See “—Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates.”

(4)	All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and on terms and conditions not materially different from those available to the general public.

For information on related party transactions in accordance with IFRS disclosure rules, see Note 35 to our audited consolidated financial statements For the purposes of Note 35 to our audited consolidated financial statements, “related parties” includes entities and persons that must be identified as such pursuant to IAS 24. For the purposes of this section, and as required by SEC rules, “related parties” includes enterprises that control, or are under common control with Grupo Aval, associates, individuals owning directly or indirectly an interest in the voting power that gives them significant influence over Grupo Aval, close family members, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any of the persons listed above. We determine beneficial ownership under SEC rules. See “—A. Major shareholders.”

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

In the past, Adminegocios & Cia S.C.A., an affiliate of Mr. Sarmiento, has obtained authorizations of Grupo Aval’s Board of Directors to acquire preferred shares of Grupo Aval. More recently, on December 1, 2015, Adminegocios renewed such authorization to acquire preferred shares of Grupo Aval for a period of six months and up to Ps 150.0 billion (U.S.$62.7 million). Pursuant to such authorizations, as of December 31, 2015 and 2014, Adminegocios acquired 942,000 preferred shares or Ps 1.0 billion (U.S.$ 0.33 million) and 23,479,727 preferred shares or Ps 30.3 billion (U.S.$12.7 million) respectively, through open market transactions.

As of April 28, 2016, Mr. Luis Carlos Sarmiento Angulo has not acquired preferred shares. Certain members of our board of directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

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

Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates

Certain shareholders of Grupo Aval and their affiliates have granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis and at market rates that are substantially consistent with interest rates and collateral that would have been available to such parties from other lenders at the time those borrowings were entered into. Such loans have been granted for general corporate purposes (including funding the acquisition of 13,726,421 mandatorily convertible bonds issued by Banco de Bogotá (converted into 29,205,152 shares of Banco de Bogotá)). Loans have been previously granted on an unsecured basis and a five-year term, with a two-year grace period. There are no outstanding loans granted to Grupo Aval by shareholders of Grupo Aval and their respective affiliates since December 20, 2013 through to April 28, 2016. The prior outstanding balance of Ps 1,373 billion (U.S.$713.7 million) relating to loans granted by Bienes y Comercio S.A., Adminegocios & Cía S.C.A. and Rendifin S.A. were fully repaid on December 18 and December 20, 2013 with proceeds from our 2014 Common Share Rights Offering (effected from December 16th, 2013 to January 17th, 2014).

The largest amount of loans (including guarantees) outstanding during the period from January 1, 2013 to December 31, 2015 was Ps 1,379.0 billion (U.S.$437.9 million).

Business and financial reasons for borrowing from entities affiliated with Mr. Sarmiento Angulo

At April 28, 2016, there are no outstanding loans from companies beneficially owned by Mr. Sarmiento Angulo. However, in the past, we have borrowed from entities beneficially owned by Mr. Sarmiento Angulo. These loans have been entered into on an arm’s-length basis with us, the holding company, at a rate substantially consistent with rates that would have been available to the holding company from other lenders at the time those borrowings were entered into. The amount of the loans outstanding from companies beneficially owned by Mr. Sarmiento Angulo was 1,373 billion (U.S.$713.7 million) in 2013. Such amounts were repaid on December 18 and December 20, 2013 and there are no outstanding loans since December 20, 2013 through April 28, 2016.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 28, 2016, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular, and 0.3% of Corficolombiana.

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
	(in Ps billions)
For the year ended December 31:
2015	877.6
2014	747.8	(1)
2013	395.6

(1)	The increase in the insurance premiums for the year ended December 31, 2014 reflects the acquisition and merger of AFP Horizonte into Porvenir and an increase in the premiums’ rates under this insurance policy from 1.60% in 2013 to 1.85% in 2014.

Vida Alfa also provides:

•	life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and

•	workers compensation for all employees of Grupo Aval and its subsidiaries (except BAC Credomatic).

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

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

Legal proceedings

We, our banking subsidiaries, Porvenir, Corficolombiana and our other subsidiaries are party to lawsuits and administrative proceedings incidental to the normal course of our business.

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. Due to the provisions we have established and the legal opinions we have received, we do not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on our financial conditions or results of operations. For the years ended December 31, 2015 and 2014, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of approximately Ps 148.3 billion and Ps 185.7 billion, respectively.

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

Banco de Bogotá, Banco de Occidente Banco Popular and Corficolombiana are subject to a constitutional action filed by certain individuals on behalf of the Department of Valle del Cauca (Departamento del Valle del Cauca) against several financial institutions (including Banco de Bogotá, Banco de Occidente, Banco Popular and Corficolombiana) claiming that the Department has paid interest in a manner prohibited by law, in connection with a credit facility granted to the Department. In addition, the plaintiffs are claiming that the defendants did not pay the alleged real value of the shares of Sociedad Portuaria de Buenaventura and Empresa de Energía del Pacífico, on a sale transaction of said shares. We consider the probability of loss in connection with this constitutional action to be low (eventual) and, therefore, have not recorded any provision.

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

	New York Stock Exchange
	High	Low	Average daily trading volume
	(U.S.$ per ADS)		(in ADS)
Year
2014 (beginning September 23)	13.78	9.46	1,052,705
2015	10.69	6.07	354,620
Quarter
Third quarter 2014 (beginning September 23)	13.78	13.55	6,508,531
Fourth quarter 2014	13.61	9.46	541,221
First quarter 2015	10.69	8.50	612,020
Second quarter 2015	10.47	9.16	388,918
Third quarter 2015	9.75	6.48	268,838
Fourth quarter 2015	8.40	6.07	161,305
First quarter 2016	7.73	5.64	116,660
Month
October 2015	8.40	7.60	187,126
November 2015	8.32	6.97	141,632
December 2015	7.05	6.07	153,367
January 2016	6.61	5.64	119,220
February 2016	6.75	6.08	95,867
March 2016	7.73	6.95	133,353
April 2016 (through April 28)	8.20	7.43	67,606

Source: New York Stock Exchange.

On April 28, 2016, the last reported closing sale price on the New York Stock Exchange was U.S.$8.10 per ADS.

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

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2011 (beginning May 12)	1,320	1,120	3,363,366
2012	1,325	1,130	3,077,023
2013	1,435	1,235	4,323,943
2014	1,455	1,135	6,026,633
2015	1,285	1,020	5,892,746
Quarter
First quarter 2014	1,305	1,135	2,415,869
Second quarter 2014	1,360	1,285	3,210,991
Third quarter 2014	1,455	1,345	9,275,897
Fourth quarter 2014	1,445	1,155	9,000,408
First quarter 2015	1,285	1,140	7,266,326
Second quarter 2015	1,285	1,135	8,559,187
Third quarter 2015	1,285	1,055	4,124,717
Fourth quarter 2015	1,215	1,020	3,775,143
First quarter 2016	1,180	990	3,977,552
Month
October 2015	1,215	1,160	3,323,971
November 2015	1,180	1,075	3,886,925
December 2015	1,125	1,020	4,142,682
January 2016	1,080	990	3,175,961
February 2016	1,120	1,050	3,974,769
March 2016	1,180	1,125	4,741,985
April 2016 (through April 28)	1,195	1,155	4,063,592

Source: Colombian Stock Exchange.

On April 28, 2016, the last reported closing sale price on the Colombian Stock Exchange was Ps 1,175 per preferred share.

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the 75 companies listed on the Colombian Stock Exchange at April 28, 2016 was Ps 320.4 trillion (U.S.$108.9 billion at the representative market exchange rate of April 28, 2016). See “Item 4. Information on the Company—B. Business Overview—Industry—Colombia—Recent developments in the Colombian stock market.”

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 28, 2016, we had 15,264,556,369 common shares outstanding, and 7,016,460,790 preferred shares outstanding.

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

The following summary contains a description of certain Colombian and U.S. federal income tax considerations in connection with the acquisition, ownership and disposition of ADSs and preferred shares, but it does not purport to be a comprehensive description of all of the Colombian and United States tax considerations. The summary is based upon the tax laws of Colombia and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. A change in such laws and regulations could apply retroactively and could affect the validity of this summary.

Colombian Tax Considerations

For purposes of Colombian taxation, depending on the individual, residence consists of one of the following hypotheses:

•	Aliens: The continuous or discontinuous presence in the country for more than 183 days including entry and exit days, within any period of 365 consecutive calendar days. For this purpose, when the continuous or discontinuous presence in the country happens in more than one taxable year, the person would be considered as a resident for the second taxable year.

•	Diplomatic employees of the Colombian State and their companions: totally or partially exempted from income tax or capital gains tax in the country in which they are performing their work, according to the Vienna Conventions about diplomatic and consular relationships.

•	Colombian nationals if: during the taxable year: (i) the spouse or permanent companion or dependent children are residents in Colombia for tax purposes; or, (ii) 50% or more of their income is considered to be Colombian-source income; or, (iii) 50% or more of their assets are managed within Colombia; or, (iv) 50% or more of their assets are deemed to be possessed in Colombia; or, (v) foreign residency status has not been demonstrated as required by the Colombian Tax Authorities; or, (vi) they are tax residents in a tax haven as defined by the Colombian Government.

For purposes of Colombian taxation, a legal entity is a resident of Colombia if the place of effective management is located in Colombia for the relevant taxable year. Legal entities organized under the laws of Colombia or whose principal place of business is located in Colombia are considered Colombian residents as well.

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

Dividend distributions to residents in Colombia, with respect to profits not taxed at the corporate level, are subject to income tax withholding at a 20% or 33% rate depending on whether the investor is required to file an income tax return.

The Colombian government may implement changes in the tax rules applicable to payment of dividends which may adversely affect our shareholders.

Taxation of Capital Gains Derived From the Sales of ADSs:

Pursuant to Article 24 of the Colombian Tax Code, gains derived by non-resident entities or non-resident individuals of Colombia from the sale of the ADSs are not subject to income, withholding, remittance or other taxes in Colombia. If the holder is a resident in Colombia, this capital gain will be taxed in Colombia according to the general tax rules.

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

Tax on Foreign Capital Investment Portfolio Income:

The 2012 Tax Reform (see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Regulation on Payroll Loans—Tax Reforms”) established a new tax regime for foreign capital portfolio investments. Investors will be required to pay income tax for the profits obtained in the development of their activities, regardless of the vehicle used to carry them out, pursuant to Article 18-1 of the Colombian Tax Code. The rate of such tax is generally 14%; however, a 25% rate will apply to investors domiciled in a tax haven jurisdiction. As of the date hereof, the list of jurisdictions deemed to be tax havens for Colombian tax purposes is set forth in Decree 2193 of 2013. For income resulting from dividends subject to taxation, a general tax rate of 25% will apply.

Payment of this tax will be accomplished through withholding that is performed on a monthly basis by the administrator of such investment portfolio, based on the profits earned by the investor during the corresponding month. When the income corresponds to dividends subject to taxation, the withholding will be made by the company paying the dividend at the time of payment.

The withholding, performed according to the rules established in the Colombian Tax Code, shall constitute a final tax and investors will not be required to file an income tax return. However, if the investor sells shares of stock that are listed on the Colombian Stock Exchange in an amount that is above the 10% limit as set forth in Article 36-1 of the Colombian Tax Code (as described in the above paragraph under “—Taxation of Capital Gains Derived from the Sales of Shares”), the investor will be required to file the corresponding income tax return, which will be filed by the administrator of the portfolio on his/her behalf.

Other Colombian Taxes

As of the date hereof, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. Pursuant to Articles 24 and 36-1 of the Colombian Tax Code, transfers of ADSs from non-residents or residents to non-residents of Colombia by gift or inheritance are not subject to Colombian income tax. Transfers of ADSs by gift or inheritance from residents to residents or from non-residents to residents will be subject to Colombian income tax at the income tax rate applicable for occasional gains obtained by residents of Colombia. There are no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of preferred shares or ADSs.

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

Taxation of Dividends

The preferred shares constitute equity of our company for U.S. federal income tax purposes. Therefore, subject to the passive foreign investment company, or “PFIC”, rules described below, distributions paid on our ADSs or preferred shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders that constitute “qualified dividend income” will be taxable at rates applicable to long-term capital gains. Dividends paid on our ADSs will generally constitute qualified dividend income, provided the ADSs are readily tradable on an established securities market in the United States (such as the NYSE, where our ADSs are traded). It is unclear whether these reduced rates will apply to dividends paid with respect to our preferred shares that are not backed by ADSs. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will include any amounts withheld by our company in respect of Colombian taxes. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend, in the case of ADSs, or on the date actually or constructively received by the U.S. Holder, in the case of the preferred shares. The amount of any dividend income paid in Colombian pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the applicable date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the applicable date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and on management estimates, we believe we were not a PFIC for U.S. federal income tax purposes for the 2015 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC, is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

If we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or preferred shares, any gain recognized by a U.S. Holder on a sale or other disposition of ADSs or preferred shares (including certain pledges) would be allocated ratably over the U.S. Holder’s holding period for the ADSs or preferred shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, any distribution in respect of ADSs or preferred shares in excess of 125% of the average of the annual distributions on ADSs or preferred shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as described immediately above with respect to gains. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or preferred shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for r the prior taxable year, the favorable dividend rates discussed above with respect to qualified dividend income paid to non-corporate holders would not apply. In addition, if we are a PFIC for any taxable year during which a U.S. Holder owned our ADSs or preferred shares, the U.S. Holder will generally be required to file IRS Form 8621 (or any successor form) with their annual U.S. federal income tax returns, subject to certain exceptions.

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

Certain U.S. Holders who are individuals (and under recently finalized Treasury regulations, specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. entity, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of our ADSs or preferred shares.

F.	Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay will be dependent, in large part, on the amount of dividends received from our subsidiaries. From 2010 to 2015, the amount of dividends that we have paid increased at a compound annual growth rate of 20.0%. Dividends are declared semi-annually in March and September of each year, and we do not declare dividends quarterly. Our subsidiaries declared Ps 1,135.2 billion in 2015 and Ps 1,102.6 billion in 2014 of dividends payable to us, and we declared an aggregate of Ps 1,310.1 billion in 2015 and Ps 1,290.1 billion in 2014 of dividends to our shareholders.

Unless noted otherwise, the following table presents the net profits of, and dividends declared by, each of our banks and Porvenir, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated. Dividends are paid to us on a monthly basis.

	Dividends declared with respect to net income for the year ended December 31,
	2015	2014(1)	2015	2014(1)	2015	2014(1)	2015	2014(1)	2015	2014(1)	2015	2014(1)	2015	2014(1)
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Porvenir		Corficolombiana		Total
							(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	68.7%	68.7%	72.3%	72.2%	93.7%	93.7%	79.9%	79.9%	20.0%	20.0%	9.4%	9.3%	–	–
Unconsolidated net profits	2,291	1,505	496	1,201	305	380	204	195	277	280	475	502	4,048	4,063
Dividends declared	894	805	290	275	155	185	93	87	264	275	481	540	2,178	2,167
Dividends contributed to Grupo Aval	615	565	210	199	146	174	74	69	53	55	38	41	1,135	1,103
Dividends declared by Grupo Aval	–	–	–	–	–	–	–	–	–	–	–	–	1,310	1,290

(1)	Unconsolidated net profits are reported under Colombian Banking GAAP

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

Our company pays dividends based on the results shown in our semi-annual unconsolidated audited financial statements prepared under Colombian IFRS. For the years ended December 31, 2015 and 2014, net income as reported in our Colombian IFRS financial statements was Ps 1,997.2 billion, 2.2% lower and Ps 2,268.5 billion, 25.0% higher than net income as reported in our IFRS financial statements, respectively.

We expect that differences between Colombian IFRS and IFRS financial statements will continue to occur in future periods.

The amount of dividends expected from our subsidiaries will also depend on the future share ownership in our subsidiaries.

Dividend history of Grupo Aval

The following table presents the annual cash dividends paid by Grupo Aval on each share during the periods indicated.

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2011	42.60	0.018
2012	49.20	0.021

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
2013	53.10	0.022
2014	57.90	0.024
2015	58.80	0.019

Dividend history of our banking subsidiaries

The following tables set forth the annual cash dividends paid by each of our banks on each share during the periods indicated.

Banco de Bogotá

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2011	1,728.00	0.722
2012	2,028.00	0.848
2013	2,400.00	1.003
2014	2,520.00	1.053
2015	2,700.00	0.857

Banco de Occidente

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2011	1,314.00	0.549
2012	1,452.00	0.607
2013	1,602.00	0.670
2014	1,764.00	0.737
2015	1,860.00	0.591

Banco Popular

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2011	22.92	0.010
2012	23.28	0.010
2013	24.00	0.010
2014	24.00	0.010
2015	20.10	0.006

Banco AV Villas

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2011	315.00	0.132
2012	345.00	0.144
2013	363.00	0.152
2014	387.00	0.162
2015	415.00	0.132

Dividend history of Porvenir and Corficolombiana

The following tables present the annual cash dividends paid by Porvenir and Corficolombiana during the periods indicated.

Porvenir

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2011	972.00	0.406
2012	–	–
2013	1,212.00	0.507
2014	1,320.36	0.552
2015	1,225.92	0.389

Corficolombiana

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2011	1,464.00	0.612
2012	882.00	0.369
2013	660.00	0.276
2014	630.00	0.263
2015	666.00	0.211

Dividend history of BAC Credomatic

During 2015, BAC Credomatic declared U.S.$11.36 (Ps 35,777.98) of cash dividend per share.

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

The vote of at least 80.0% of the shares present and entitled to vote is required to approve the payment of dividends in shares; however, according to Law 222 of 1995, if a “situation of control” exists, whereby the decision-

making power is subject to the will of another person or group of persons, a company may only pay dividends by issuing shares, to the shareholders that so accept.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Risk management

The guiding principles of risk management at Grupo Aval and our banks are the following:

•	collective decision making for commercial loans of significant amount at the board level of each of our banks;

•	extensive and in-depth market knowledge, the result of our market leadership and our experienced, stable and seasoned senior management;

•	clear top-down directives with respect to:

•	know-your-customer policies; and

•	commercial loan credit structures based on the clear identification of sources of repayment and on the cash-flow generating capacity of the borrower;

•	use of common credit analysis tools and loan pricing tools across all our banks;

•	diversification of the commercial loan portfolio with respect to industries and economic groups;

•	specialization in consumer banking product niches;

•	extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer lending;

•	use of our extensive market presence in the identification and implementation of best practices for operational risk management; and

•	conservative policies in terms of:

•	the trading portfolio composition, with a bias towards instruments with lower volatility;

•	proprietary trading; and

•	the variable remuneration of trading personnel.

Unless otherwise indicated, risk management figures for Banco de Bogotá consolidate financial data of LB Panamá, including BAC Credomatic. BAC Credomatic has in place its own risk management controls for credit risk, market risk and operational risk.

With respect to credit risk, BAC Credomatic has a centralized structure, led by a Chief Risk Officer, who reports to the CEO. The Regional Credit Committee, whose members are the CEO, the CRO, and four members of the administration of Grupo Aval and Banco de Bogota, is responsible for submitting credit policies and procedures at a regional level for the Board of Directors approval. This committee is responsible for monitoring of the loan portfolio. Up to amounts defined by the board of directors it is also in charge of the final decision in the loan granting process. Whereas local risk managers report to the local head, observance of regional policies and procedures is reported to the CRO.

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

Credit Risk

The credit-risk management process at all our banks takes into consideration the requirements of the Superintendency of Finance, the guidelines of Grupo Aval credit-risk management and the composition of each of the banks’ loan portfolio, which, in turn, is the result of the execution of each bank’s strategy. See Note 4 to the consolidated financial statements.

Commercial Lending

61.5% of our total loan portfolio is composed of commercial loans to corporate and small and medium sized enterprises. However, the level of commercial loans varies in each of our banks. At December 31, 2015, the proportion of commercial loans was 63.1%, 73.1%, 46.5% and 36.7% at Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, respectively.

The credit approval process for commercial loans at each of our banks follows the policies and lending authorities established by each bank subsidiary. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá, Banco Popular and Banco AV Villas or Comité de Crédito Dirección General at Banco de Occidente), which has lending limits that range between Ps 3.0 billion (approximately U.S.$1.0 million) at Banco AV Villas and Ps 15.0 billion (approximately U.S.$4.7 million) at Banco de Bogotá.

Following the approval of a transaction by the national credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management unit if the loan would result in aggregate exposure to the borrower in excess of Ps 5.0 billion (approximately U.S. $1.59 million). The credit approval process includes the presentation to Grupo Aval´s credit committee of all potential credit exposures per client (or client´s economic group) that, across all of our banks, represent an exposure in excess of Ps 20.0 billion (approximately U.S.$6.4 million) or is considered to be part of a vulnerable sector. Exceptions can be made depending on the risk parameters defined by Grupo Aval´s credit committee. This committee, which is composed of the vice presidents of credit of each of our banks and the risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities. The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). The credit committee will then submit to Grupo Aval´s advisory board those transactions which represent a significant exposure or have exceptions to credit and pricing policies.

The Grupo Aval advisory board, which is chaired by the president of Grupo Aval and composed of the presidents of our banks and vice presidents of Grupo Aval, meets two times per month to discuss the adoption of risk management policies and how to meet the needs of major corporate and institutional clients, as well as to advise the Grupo Aval banks with respect to defaults or other credit risk issues. The advisory board also evaluates transactions submitted to it by the Grupo Aval risk management committee for compliance with applicable policies and makes recommendations to the banks with respect to such loans. The boards of the banks make the ultimate decisions with respect to such loans.

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

Consumer Lending

Consumer lending represented 29.0% of the total loan portfolio at December 31, 2015; however, the participation and specialization by product varies in each of our banks. At December 31, 2015, Banco Popular’s consumer lending represented 51.1% of the total loan portfolio and was concentrated mainly in payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas and Banco de Bogotá, consumer lending represented 45.2% and 25.5% of their total loan portfolio, respectively. At Banco de Occidente, 23.7% of the total loan portfolio consisted of consumer loans, with motor vehicle financing representing 31.0% of the consumer loan portfolio.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest consumer lending authority at all banks, other than the board of directors, is the national consumer credit committee where the highest lending limits are Ps.3.5 billion (approximately U.S.$1.1 million).

For consumer banking, each bank has developed a business model designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 93.3% of the consumer loan portfolio, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tools, which have allowed the sale of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has a full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts. Banco de Occidente has become a leader in motor vehicle financing by maintaining an independent motor vehicle financing unit which has developed its own statistical models and its own origination and collection strategies.

Mortgage Lending

Mortgage lending represented 24.1% of the consumer loan portfolio at December 31, 2015, compared to 22.4% as of December 31, 2014, with Banco AV Villas and Banco de Bogotá being the highest contributors to this increase. At Banco AV Villas mortgage lending represents 22.4% of its retail loan portfolio.

At Banco de Bogotá, mortgage lending represents 30.3% of its consumer loan portfolio as of December 31, 2015, up from 29.2% in 2014. On the other hand in Central America, the mortgage portfolio represented 36.4% of the retail loan portfolio in 2015.

In order to ensure an adequate mortgage loan portfolio quality, Banco de Bogotá and Banco AV Villas have developed statistical models for the origination and follow-up on new mortgage loans, which has resulted in a very low past due to total loan ratios for recently originated loans.

Microcredit Lending

Microcredit loans represented 0.3% of the total loan portfolio at December 31, 2015.

Credit Classification and Provisioning

Our banks continually engage in the determination of risk factors associated with their credit-related assets, through their duration, including restructurings. For such purposes, they have designed and adopted the System of Credit Risk Administration (Sistema de Administración de Riesgo de Crédito), or “SARC,” in accordance with Superintendency of Finance guidelines. The SARC has integrated credit policies and procedures for the administration of credit risks, models of reference for the determination and calculation of anticipated losses, allowances for coverage of credit risks and internal control procedures.

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

Category	Approval	Commercial loan portfolio	Consumer loan portfolio
“AA”	New loans with risk rating at approval of “AA”	Outstanding loans and financial leases with past due payments not exceeding 29 days (i.e., between 0 and 29 days past due). The debtor’s financial statements or its projected cash flows, as well as all other credit	Loans whose risk rating is “AA” according to the methodology of the Consumer Reference Model, or “MRCO,” as established

Category	Approval	Commercial loan portfolio	Consumer loan portfolio

		information available to the financial subsidiaries, reflect excellent paying capacity.	by the Superintendency of Finance

“A”	New loans with risk rating at approval of “A”	Outstanding loans and financial leases with delayed payments in excess of 30 days but not exceeding 59 days (i.e., between 30 and 59 days past due). The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the financial subsidiaries, reflect appropriate paying capacity.	Loans whose risk rating is “A” according to the methodology of the MRCO as established by the Superintendency of Finance

“BB”	New loans with risk rating at approval of “BB”	Outstanding loans and financial leases past due more than 60 days but less than 90 days (i.e., between 60 and 89 days past due). Loans in this category are acceptably serviced and collateralized, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s ability to pay or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.	Loans whose risk rating is “BB” according to the methodology of the MRCO as established by the Superintendency of Finance

“B”	New loans with risk rating at approval of “B”	Outstanding loans and financial leases past due over 90 days but less than 120 days (i.e., between 90 and 119 days past due). The debtor shows insufficient paying capacity of its obligations.	Loans whose risk rating is “B” according to the methodology of the MRCO as established by the Superintendency of Finance

“CC”	New loans with risk rating approval of “CC”	Outstanding loans and financial lessees past due more than 120 days but less than 150 days (i.e., between 120 and 149 days past due). Loans in this category represent grave insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.	Loans whose risk rating is “CC” according to the methodology of the MRCO as established by the Superintendency of Finance

“Default”	–	Outstanding loans and financial leases past due for 150 days or more. This category is deemed uncollectible. These loans are considered in default.	Consumer loan portfolio past due over 90 days

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

For separate financial statement reporting purposes under Colombian IFRS, the Superintendency requires that loans and leases be given a risk category on the scale of “A,” “B,” “C,” “D” and “E.” As a result, the risk classifications are aligned to the risk categories as follows.

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

For our mortgage and microcredit loan portfolios the risk categories in effect at December 31, 2015, based on past due status, are as follows.

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

Allowances for impairment losses

Grupo Aval regularly revises its loan portfolio to evaluate its impairment; while determining if an impairment should be registered with charge to results of the year, management performs judgments for determining if there are observable data indicating a decrease in the estimated cash flow of the loan portfolio before the decrease in such flow may be identified for a particular loan of the portfolio.

The provision calculation process includes analyses of specific, historical and subjective components. The methodologies utilized by our banking subsidiaries include the following elements:

•	A detailed periodical analysis of the loan portfolio.

•	A credit classification system by risk levels

•	A periodical review of the summary of allowances for impairment losses.

•	Identification of loans to be evaluated individually due to impairment.

•	Consideration of internal factors such as our size, organizational structure, loan portfolio structure, loan administration process, analysis of overdue portfolio and experiences of historical losses.

•	Consideration of risks inherent to different types of loans.

•	Consideration of external factors, including local, regional and national, as well as economic factors.

For credits individually considered as significant and impaired, the amount of the loan loss allowance is calculated using the discounted cash flow method. Management of each financial entity makes assumptions regarding the amount to be recovered for each client and the time in which such amount will be recovered. During the calculation of allowances for credits considered individually as significant and impaired, based on their guarantee, management performs estimates of the fair value of such guarantees with the aid of independent expert appraisers.

For loans not considered individually significant, or for those credits individually significant but not impaired, loan loss allowances are calculated collectively using the historical loss rate, periodically updated data reflecting current economic conditions, performance trends of the industry, geographic concentrations of debtors within each portfolio of the segment and any other pertinent information that may affect the repayment.

For quantifying losses incurred in portfolios evaluated collectively the different subsidiaries of Grupo Aval have calculation methodologies that take into account four fundamental factors: exposure, probability of default, the period of identification of the loss and the severity.

•	Exposure at default – “EAD” is the principal amount owed at the time of payment default of the borrower

•	Probability of default – “PD” is the probability that the counterpart defaults its payment obligations of capital and/or interests. The probability of default is associated to the rating/scoring or level of delinquency of the borrower.

•	Loss identification period (“LIP)” parameter or period of identification of the loss, is the time elapsed between the occurrence of the event which generates the loss and the time when such loss becomes evident. The LIPs analyses are carried out on the basis of homogeneous risk portfolios.

•	Loss given default – “LGD” o severity is the estimate of a loss in case a payment default occurs taking into consideration the guarantees and the corresponding appraisal.

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

Banks controlled by Grupo Aval are required to, and maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters, using a short-term liquidity index (Indicador de Riesgo de Liquidez), or “IRL,” that measures 7-, 15- and 30-day liquidity. This index is defined as the difference between adjusted liquid assets and net liquidity requirements. Liquid assets include total debt securities adjusted by market liquidity and exchange rate, excluding investments classified as “held to maturity” different from mandatory investments, Central Bank deposits and available cash. Net liquidity requirements are the difference between expected contractual asset and contractual and non-contractual liability cash flows. Cash flows from past due loans are not included in this calculation.

Our Colombian banking subsidiaries in Colombia must maintain cash on hand and in restricted banks to comply with the requirements of the Central Bank of Colombia and the Superintendency of Finance. These funds are part of the reserve requirements and are calculated on the daily average of the different customer deposits. Currently, the percentage is 11% on demand and saving deposits, with the exception of time certificates of deposit under 180 days, in which case the percentage is 4.5% or 0% when they exceed that term. See additional information required by IFRS in Note 4 of our financial statements - Liquidity risk.

Our banks have adequate liquidity, as shown in the following table. The three-month cumulative liquidity gap values for our banks for year-end 2015, 2014 and 2013 and reflect unconsolidated figures for each of our banks.

	Year ended December 31,
Three-month cumulative liquidity position	2015	2014
	(in Ps billions)
Banco de Bogotá
Total assets and contingencies	16,452	14,997
Total liabilities, equity and contingencies	14,758	15,850
Liquidity gap	1,693	(852)
Net liquid assets (NLA)	1,782	2,678
Liquidity gap plus NLA	3,475	1,826
Banco de Occidente
Total assets and contingencies	7,470	6,219
Total liabilities, equity and contingencies	3,501	4,896
Liquidity gap	3,970	1,323
Net liquid assets (NLA)	2,454	2,713
Liquidity gap plus NLA	6,424	4,036
Banco Popular
Total assets and contingencies	4,362	3,580
Total liabilities, equity and contingencies	3,158	2,275
Liquidity gap	1,204	1,305
Net liquid assets (NLA)	1,509	1,219
Liquidity gap plus NLA	2,713	2,523
Banco AV Villas
Total assets and contingencies	2,294	1,726
Total liabilities, equity and contingencies	3,934	3,581
Liquidity gap	(1,639)	(1,856)
Net liquid assets (NLA)	2,124	3,071
Liquidity gap plus NLA	485	1,215

The following tables show the short-term liquidity index and the IRL Ratio at December 31, 2015 and 2014 for each of our banks, expressed in Ps billions and as a percentage.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas
	2015	2014	2015	2014	2015	2014	2015	2014
	(in Ps billions)
IRL – 7 days	7,302	7,268	4,044	6,093	1,678	1,681	1,858	2,843
IRL – 15 days	6,391	6,496	3,832	5,894	1,463	1,458	1,697	2,689
IRL – 30 days	4,603	4,614	3,339	5,412	1,412	1,312	1,675	2,462

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas
	2015	2014	2015	2014	2015	2014	2015	2014
	(in percentages)
IRL – 7 days	980	717	1,089	2,244	560	785	797	1,346
IRL – 15 days	433	433	717	1,321	352	412	498	805
IRL – 30 days	230	220	400	661	324	314	473	505

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

In order to comply with these norms, each of our banks established within its organizational structure an operational risk unit independent of the operational and control areas of each bank. The responsibilities of these units are the establishment and definition of policies and methodologies and the procedures for communicating within each organization all information related to operational risk. In addition to the staff of each operational risk unit, the banks have established the role of operational risk advisors, which are employees in key areas who, in addition to their functional responsibilities, are required to report events or situations which may result in operational losses. Additionally, each bank has an operational risk management committee which meets on a periodical basis to review operational risks policies and follow up on the execution of action plans.

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

Market Risk Management

Grupo Aval monitors and oversees market risk at a consolidated level through reports received from its banking subsidiaries in charge of managing their own market risk. Grupo Aval on an unconsolidated basis does not have material market risk; however, our banking subsidiaries have substantial market risk, primarily as a result of our banks’ lending, trading and investments businesses. The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, variations in stock price risk and investment fund risk.

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

We and our banks’ respective boards of directors, through their risk management committees, are responsible for establishing policies, procedures and limits with respect to market risk. These committees also monitor overall performance in light of the risks assumed. These policies and procedures describe the control framework used by us and each of our banks to identify, measure and manage market risk exposures inherent in our and their activities. The main purpose of these policies and procedures is to set limits on risk. All risk managers within Grupo Aval must ensure that each business activity is performed in accordance with the policies established by the relevant bank. These policies and procedures are followed in market risk decision-making in all business units and activities. All of our banks comply with the requirements of SARM (Sistema de Administración de Riesgos de Mercado) of the Superintendency of Finance.

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

Trading Instruments

Trading instruments include our proprietary positions in available for sale financial instruments and/or acquired to take advantage of current and/or expected differences between purchase and sale prices. As a result of trading fixed income and floating rate securities, equity securities, investment funds and foreign exchange, we and our banks are exposed to interest rate, variations in stock prices, investment fund and foreign exchange rate risks, as well as volatility risk when derivatives are used. Our banks trade foreign exchange, fixed income instruments, floating rate securities and basic derivative instruments (forwards, options, cross currency swaps and interest rate swaps).

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

Interest Rate Risk

Our banks’ exposure to interest rate risk in their trading portfolios primarily arises from investments in securities (floating and fixed rate) and derivative instruments. In accordance with the Superintendency of Finance rules, our banks calculate interest rate risk for positions in pesos, foreign currency and UVRs separately. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used as an alternative for pricing floating rate home-mortgage loans. The interest rate risk model is designed to measure the risk of loss arising from changes in market interest rates. It includes the sum of the net short or long position in the whole trading book, a proportion of the matched positions in each time band (the “vertical disallowance”) and a proportion of the matched positions across different time bands (the “horizontal disallowance”).

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

Equity Price Risk

In determining regulatory VaR variations in stock price risk, certain investments are excluded: (a) equity securities in financial institutions that are supervised by the Superintendency of Finance and (b) equity securities derived from corporate restructuring processes or received as in-kind payment for non-performing loans. In addition, as part of the solvency ratio calculation, equity securities in entities supervised by the Superintendency of Finance that do not consolidate are generally deducted from primary capital. Investments in entities that consolidate but are not supervised by Superintendency of Finance (non-financial investment) are included in VaR calculations.

Variations in stock price risk in Grupo Aval come primarily from Corficolombiana’s non-financial investment portfolio. This risk is factored into Banco de Bogotá variations in stock price risk VaR as it consolidates Corficolombiana.

The Superintendency of Finance’s methodology for determining VaR for variations in stock price risk outlined above results in the inclusion of Corficolombiana’s consolidated and non-consolidated equity securities in non-financial institutions.

In December 2010, the Superintendency of Finance issued a revised methodology that excludes from the VaR calculation investments that are available for sale equity securities that are acquired as strategic investments and intended to be held on a long-term horizon. Grupo Aval has historically considered in its internal models that Corficolombiana’s consolidated equity investments and our investments that are held on a long-term horizon should have more limited variations in stock price risk.

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

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2015 and 2014, for a ten-day horizon for each of our banks. The averages, minimums and maximums are determined based on end-of-the-month calculations.

Banco de Bogotá

	Year ended December 31, 2015				At December 31, 2014
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	660,761	677,528	828,870	612,162	560,717
Foreign exchange rate risk VaR	23,162	37,319	64,724	13,570	46,162
Variations in stock price risk VaR	13,321	10,058	13,321	8,242	11,060
Fund risk VaR	151,678	180,120	203,721	149,138	194,556
Total market risk VaR	848,922	905,025	1,054,899	836,983	812,495

Banco de Occidente

	Year ended December 31, 2015				At December 31, 2014
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	168,809	212,241	255,956	168,809	267,113
Foreign exchange rate risk VaR	1,811	2,173	3,648	928	2,052
Variations in stock price risk VaR	-	-	-	-
Fund risk VaR	3,567	3,490	3,575	3,026	3,372
Total market risk VaR	174,187	217,904	262,386	174,168	272,538

Banco Popular

	Year ended December 31, 2015				At December 31, 2014
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	149,206	142,941	149,197	130,954	131,855
Foreign exchange rate risk VaR	169	225	564	11	205
Variations in stock price risk VaR	723	722	724	720	721
Fund risk VaR	532	556	623	526	584
Total market risk VaR	150,630	144,444	149,865	131,536	133,365

Banco AV Villas

	Year ended December 31, 2015				At December 31, 2014
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	109,999	120,884	138,761	67,118	67,816
Foreign exchange rate risk VaR	248	37	395	0.4	8
Variations in stock price risk VaR	–	-	–	-	–
Fund risk VaR	135	276	710	77	93
Total market risk VaR	110,382	121,197	138,975	67,609	67,917

The regulatory VaR of Banco de Occidente (mostly interest rate risk) decreased 36.1% between December 31, 2014 and December 31, 2015 because of reductions in the local currency debt securities (primarily government securities or “TES”) portfolio. The regulatory VaR of Banco Popular and Banco AV Villas increased 12.9% and 62.5% respectively because of increases in the amount and the duration of local currency debt securities (primarily TES) portfolio.

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

The following table shows the interest rate VaR calculation based on internal models as of December 31, 2015 and December 31, 2014 on a ten-day horizon (using an adjustment factor applied to VaR on a one day horizon). The values presented for Banco AV Villas were calculated on Banco de Bogotá’s model. Values for all other banks are based on their internal models.

Interest Rate Risk VaR (Per Internal Model)

	Banco de Bogotá	Banco de Occidente	Banco Popular(1)	Banco AV Villas
	(in Ps millions)
2015
As of December 31	153,596	75,652	7,668	11,363
Average	147,407	79,658	7,566	–
Maximum	243,140	111,224	10,556	–
Minimum	85,857	49,101	5,254	–
2014
As of December 31	132,388	106,937	10,417	18,721

(1)	Banco Popular’s internal VaR data reflects Banco Popular’s unconsolidated results. The regulatory VaR, however, corresponds to consolidated figures. Banco Popular (unconsolidated) accounts for over 98% of the consolidated regulatory VaR at December 31, 2015.

Considerations on Equity Price Risk Regulatory VaR

As stated above, variations in equity price risk measured based on the regulatory VaR methodology include both equity securities held for trading through profit or losses and non-strategic holdings. In addition, it does not discriminate between listed and unlisted equity investments or between those which consolidate and those which do not. It focuses on investments in non-financial institutions.

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. At December 31, 2015 and at December 31, 2014, the investment subject to regulatory VaR were holdings in Mineros S.A. and CFC Energy Holdings SAS.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2015 and 2014.

	At December 31,
	2015			2014
	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio
Less than 18 months	–	–	–	–	–	–
18 - 36 months	164	24	0.3%	174	26	0.3%
More than 36 months	59,883	8,803	99.7%	53,521	7,868	99.7%
Total	60,048	8,827	100.0%	53,695	7,893	100.0%

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

Note 4 of our financial statements - Risk Interest Rate on the balance sheet structure shows mismatches in the repricing of our assets and liabilities by maturity bands. Also, Note 4 of our financial statement - Liquidity Risk shows an analysis of the remaining contractual maturities of our assets and liabilities.

As part of their management of interest rate risk, our banks analyze the interest rate mismatches between their interest-earning assets and their interest-earning liabilities. Our sensitivity analysis based on hypothetical changes of 50 and 100 basis point shifts in interest rates would have decreased on our profit before taxes by Ps 67.0 billion and Ps 134.0 billion for the year ended December 31, 2015, respectively (Ps 48.9 billion and Ps 97.8 billion for the year ended December 31, 2014, respectively).

Additionally, Superintendency of Finance rules require our banks to measure foreign exchange rate risk VaR not only for treasury book positions but also for all assets and liabilities denominated in foreign currencies. Our non-trading instruments are exposed to foreign exchange rate risk primarily from loans and deposits denominated in dollars. This foreign exchange rate risk is monitored under the VaR methodology described above.

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

For the year ended December 31, 2015, we received approximately U.S.$ 6.5 million in payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

No matters to report.

B.	Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material modifications to instruments

Not applicable.

B.	Material modifications to rights

Not applicable.

C.	Withdrawal or substitution of assets

Not applicable.

D.	Change in trustees or paying agents

Not applicable.

E.	Use of proceeds

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

Our expenses in connection with our initial public offering from September 22, 2014 through December 31, 2014, other than underwriting discounts and commissions, were the following:

Expenses	Amount
(in U.S.$)
SEC registration fee	162,932.00
FINRA filing fee	175,250.00
NYSE listing fee	273,696.00
Printing and engraving expenses	114,054.65
Legal fees and expenses	2,098,729.16

Expenses	Amount
Accounting fees and expenses	910,350.10
Road show expenses	322,625.23
Miscellaneous costs	654,030.10
Total	4,711,667.24

None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Grupo Aval has made the following uses of the net proceeds from the IPO:

•	Grupo Aval participated in Banco de Bogotá´s equity raise with Ps 1,201.4 billion;

•	Grupo Aval purchased from Banco de Occidente a 9.35% direct stake in Corficolombiana for Ps 769.5 billion;

•	Debt payments for Ps 295.5 billion;

•	Principal payment of a local bond issuance for Ps 105.5 billion; and

•	Other corporate expenses for Ps 53.2 billion.

The five uses described above totaled Ps 2,425.1 billion, which was the full amount received as net profits from the initial public offering of our ADSs.

There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus dated September 22, 2014 filed with the SEC on September 24, 2014.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure controls and procedures

As of December 31, 2015, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Management Officer and our Vice-President of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the guidelines set forth by the COSO 2013.

Based on this assessment, management believes that, as of December 31, 2015, its internal control over financial reporting was effective based on those criteria.

C.	Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2015, has been audited by KPMG Ltda., an independent registered public accounting firm, which appears on page F-2.

D.	Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The adoption of IFRS as issued by the IASB, required modifications to our accounting, financial consolidation and reporting areas given the additional requirements resulting from the need to interpret, evaluate and document the new accounting standards, as compared to the modifications that had already taken place given the adoption of IFRS in Colombia as a new reporting framework during 2015. In addition, we have added new and adapted prior key controls in order to streamline the existing frameworks

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

The board of directors has determined that Julio Leonzo Álvarez Álvarez is an audit committee financial expert. All members of our audit committee, namely Esther América Paz Montoya, Julio Leonzo Álvarez Álvarez and Luis Fernando Ramírez Acuña, are independent audit committee members under the standards of the New York Stock Exchange, which applies the audit committee independence requirements of the Securities and Exchange Commission.

ITEM 16B. Code of ethics

New York Stock Exchange rules for U.S. companies require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have in place a code of ethics that applies to the Company’s officers and employees.

ITEM 16C. Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2015	2014
	(In Ps millions)
Audit fees	18,966	20,824
Audit-related fees	-	–
Tax fees	11	23
Other fees paid	308	375

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 18,966 and Ps 20,824 million for the years 2015 and 2014, respectively.

Additionally other fees paid totaled Ps 308 million and Ps 375 million for the years ended 2015 and 2014, respectively, and tax fees paid totaled Ps 11 million and Ps 23 million for the years ended 2015 and 2014, respectively.

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

The following table presents purchases of our preferred shares, none of which were in the form of ADSs, by our “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended). Grupo Aval did not effect any purchases of its preferred shares or ADSs:

Period	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or units)		(c) Total number of shares (or units) purchased as part of publicly announced plans or programs(1)	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs(1)

December, 2015	942,000	Ps	1,082.97	-	-

(1) Pursuant to Article 404 of the Colombian Code of Commerce, administrators of a company (including management and members of the Board of Directors) are required to obtain prior approval from the board of directors of the Company prior to the sale or purchase shares of the Company. Such sale or purchase must not be for speculative purposes. We informed the market on February 11, 2014 that Grupo Aval’s Board of Directors had authorized Adminegocios & Cia S.C.A., an affiliate of Mr. Luis Carlos Sarmiento Angulo (Chairman of the Board), to acquire preferred shares of Grupo Aval for a period of six months and up to Ps 150.0 billion (U.S.$62.7 million). In the past, Adminegocios has obtained authorizations of Grupo Aval’s Board of Directors to acquire preferred shares of Grupo Aval. More recently, on December 1, 2015, Adminegocios renewed such authorization to acquire preferred shares of Grupo Aval for a period of six months and up to Ps 150.0 billion (U.S.$62.7 million). Pursuant to such authorizations, as of December 31, 2015 and 2014, Adminegocios acquired 942,000 preferred shares or Ps 1.0 billion (U.S.$ 0.33 million) and 23,479,727 preferred shares or Ps 30.3 billion (U.S.$12.7 million) respectively, through open market transactions.

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015 and 2014
Report of independent registered public accounting firm	F-2
Consolidated statements of financial position as of December 31, 2015 and 2014 and January 1, 2014	F-4
Consolidated statements of income for the years ended as of December 31, 2015 and 2014	F-6
Consolidated statements of comprehensive income for the years ended as of December 31, 2015 and 2014	F-8
Consolidated statements of changes in equity for the years ended December 31, 2015 and 2014 and January 1, 2014	F-9
Consolidated statements of cash flow for the years ended December 31, 2015 and 2014	F-10
Notes to the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-12

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Grupo Aval Acciones y Valores S. A.

We have audited the accompanying consolidated statements of financial position of Grupo Aval Acciones y Valores S.A. and subsidiaries (“Grupo Aval”) as of December 31, 2015 and 2014 and January 1, 2014 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2015. We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo Aval’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s annual report on internal control over financial reporting’. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Grupo Aval’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval Acciones y Valores S. A. and subsidiaries as of December 31, 2015 and 2014 and January 1, 2014 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Grupo Aval maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The accompanying consolidated financial statements as of and for the year ended December 31, 2015 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Colombian pesos have been translated into United States dollars on the basis set forth in note 2.4 of the notes to the consolidated financial statements.

KPMG Ltda.
/s/ KPMG Ltda.

Bogota, Colombia
April 28, 2016

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2015, December 31 and January 1, 2014

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of US dollars)

	Notes	US$ (1)	December 2015		December 2014		January 1, 2014
Assets
Cash and cash equivalents	6	7,076	Ps.	22,284,977	Ps.	17,269,760	Ps.	14,599,348

Financial assets held for trading through profit or losses
Debt securities	7	972		3,061,916		3,476,211		5,657,792
Equity securities	7	483		1,521,265		1,340,420		1,257,074
		1,455		4,583,181		4,816,631		6,914,866
Derivative instruments	10	326		1,024,972		1,047,837		175,559
		1,781		5,608,153		5,864,468		7,090,425

Available for sale financial assets:
Debt securities	8	6,029		18,987,370		18,056,102		14,147,915
Equity securities	8	221		697,575		702,740		667,738
		6,250		19,684,945		18,758,842		14,815,653

Investments held to maturity	9	761		2,395,280		2,665,834		3,040,364

Other financial assets at fair value through profit or losses	16	601		1,891,692		1,738,598		1,565,709

Loans and receivables:	11
Commercial		28,417		89,498,148		73,529,298		65,640,362
Consumer		13,409		42,230,509		33,878,886		28,614,094
Mortgages		4,260		13,418,079		9,778,101		7,105,101
Microcredit		127		399,262		372,256		359,892
Allowance for impairment losses		(1,181)		(3,718,324)		(3,157,803)		(2,798,798)
		45,032		141,827,674		114,400,738		98,920,651

Other accounts receivables	12	1,017		3,202,221		2,233,373		1,768,803
Hedging derivatives	10	11		33,690		64,834		17,086
Non-current assets held for sale	13	63		199,475		211,247		303,721
Investments in associates and joint ventures	14	295		927,599		717,185		564,807

Tangible assets:	15
Own-use Property, plant and equipment, net		1,821		5,735,590		5,317,592		4,946,745
Investment properties		171		538,246		366,742		319,744
Biological assets		76		240,212		202,399		201,183
		2,068		6,514,048		5,886,733		5,467,672

Concession arrangements rights	16	759		2,390,701		1,842,737		1,759,175
Goodwill	17	2,240		7,055,975		5,867,232		5,130,546
Other intangible assets	18	195		612,892		388,087		212,005

Income tax assets:	19
Current		179		564,727		270,622		76,290
Deferred		292		920,473		169,420		153,572
		471		1,485,200		440,042		229,862

Other assets		179		564,742		492,464		372,369
Total, assets		68,799	Ps.	216,679,264	Ps.	178,842,174	Ps.	155,858,196

(1)	See note 2.4

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2015, December 31 and January 1, 2014

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of US dollars)

	Notes	US$ (1)	December 2015		December 2014		January 1, 2014
Liabilities and equity
Liabilities
Financial liabilities held for trading
Derivative instruments	10	363	Ps.	1,143,238	Ps.	1,183,079	Ps.	214,542

Financial liabilities at amortized cost
Customer deposits:	20
Checking account		10,615		33,430,665		28,756,681		24,848,431
Time deposits		16,440		51,777,366		42,147,829		32,956,408
Savings accounts		15,970		50,298,080		42,253,448		42,433,920
Other		142		448,517		370,534		314,235
		43,167		135,954,628		113,528,492		100,552,994

Financial obligations	21
Interbank borrowings and overnight funds		3,008		9,474,871		4,964,368		5,340,389
Borrowings from banks and others		5,954		18,750,616		13,685,818		10,753,025
Bonds		5,260		16,567,123		14,130,107		12,747,647
Borrowings from development entities		796		2,506,649		2,108,536		2,108,764
		15,018		47,299,259		34,888,829		30,949,825
Total financial liabilities at amortized cost		58,185		183,253,887		148,417,321		131,502,819

Hedging derivatives	10	107		337,750		559,479		47,415

Provisions:	23
Litigation		47		148,313		185,656		135,771
Other provisions		144		451,913		558,996		613,239
		191		600,226		744,652		749,010

Income tax liabilities	19
Current		213		669,694		516,239		562,220
Deferred		388		1,222,444		1,175,100		1,140,527
		601		1,892,138		1,691,339		1,702,747
Employee benefits	22	325		1,022,289		975,687		954,136
Other Liabilities	24	1,754		5,523,456		3,914,653		3,848,089
Total liabilities		61,526		193,772,984		157,486,210		139,018,758

Equity
Controlling interest	25
Subscribed and paid-in capital		7		22,281		22,281		20,178
Additional paid-in capital		2,638		8,307,765		8,311,878		5,784,518
Retained earnings		1,809		5,699,446		4,961,534		4,339,228
Accumulated other comprehensive income		171		538,129		372,328		120,138
Equity attributable to owners of the parent		4,625		14,567,621		13,668,021		10,264,062
Non-controlling interest	26	2,648		8,338,659		7,687,943		6,575,376
Total equity		7,273		22,906,280		21,355,964		16,839,438
Total liability and equity		68,799	Ps.	216,679,264	Ps.	178,842,174	Ps.	155,858,196

(1)	See note 2.4

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Income

For the years ended December 31 2015 and 2014

(Figures expressed in millions of Colombian pesos, except the information on the exchange rate, earnings per share and number of share)

			For the years ended
	Notes	US$ (1)	December 2015		December 2014
Interest income
Loan portfolio interest		4,129	Ps.	13,004,102	Ps.	10,648,623
Interest on investments in debt securities		340		1,071,496		773,182
		4,469		14,075,598		11,421,805

Interest expenses
Deposits
Current account		58		183,218		171,304
Time deposits		706		2,222,836		1,632,932
Saving accounts		453		1,426,187		1,280,940
		1,217		3,832,241		3,085,176

Financial obligations expenses
Interbank borrowings and overnight funds		108		340,594		184,954
Bank borrowings and others		131		413,809		346,787
Bonds		331		1,041,105		804,170
Borrowing from development entities		39		123,710		77,635
		609		1,919,218		1,413,546
Net interest income		2,643	Ps.	8,324,139	Ps.	6,923,083

Impairment loss on financial assets
Loan and other accounts receivable		676		2,127,750		1,697,513
Other assets		10		32,173		11,976
Recovery of charged-offs assets		(70)		(219,679)		(189,593)
Net, impairment loss		616		1,940,244		1,519,896
Net interest income, after impairment loss on financial assets		2,027	Ps.	6,383,895	Ps.	5,403,187
Income from commissions and fees
Trust activities		74		233,892		223,950
Pension and severance fund management		250		787,692		758,364
Commissions on banking services		556		1,751,527		1,381,493
Credit and debit card fees		388		1,223,189		888,437
Fees on drafts, checks and checkbooks		23		71,294		66,090
Office network services		13		39,709		43,755
Bonded warehouse services		53		167,323		184,596
Other commissions		3		9,607		-
		1,360		4,284,233		3,546,685
Expenses for commissions and fees		(197)		(621,946)		(509,529)
Net income from commissions and fees	28	1,163	Ps.	3,662,287	Ps.	3,037,156

(1)	See note 2.4

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Income

For the years ended December 31 2015 and 2014

(Figures expressed in millions of Colombian pesos, except the information on the exchange rate, earnings per share and number of share)

			For the years ended
	Notes	US$ (1)	December 2015		December 2014

Net trading income	29	78		245,199		369,853
Net income from financial instruments designated at fair value	16	49		153,094		172,889

Other income (expense)

Foreing exchange gains (losses), net		145		457,904		487,353
Net gain on sale of investments		25		79,233		135,060
Gain (loss) on the sale of non-current assets held for sale		8		26,211		-
Equity method	14	73		230,398		121,725
Dividends		11		33,611		136,684
Income from non-financial sector		266		838,578		655,092
Other operating income		230		723,361		560,234
		758		2,389,296		2,096,148

Other expenses
Loss on sales of non-current assets held for sale		-		-		34,350
Personnel expenses		987		3,111,306		2,508,344
General and administrative expenses	30	1,232		3,878,786		3,057,124
Depreciation and amortization		155		488,212		409,498
Other operating expenses		42		130,811		264,138
		2,416		7,609,115		6,273,454

Income before income tax expense		1,659		5,224,656		4,805,779
Income tax expense	19	597		1,878,970		1,808,298
Net income for the year		1,062	Ps.	3,345,686	Ps.	2,997,481

Net income for the year attributable to:

Net income attributable to owners of the parent		648	Ps.	2,041,364	Ps.	1,815,016
Non-controlling interest		414	Ps.	1,304,322	Ps.	1,182,465
		1,062		3,345,686		2,997,481
Earnings per share (in Colombian pesos)	25		Ps.	91.619	Ps.	86.854
Weighted average number of common and preferred shares outstanding				22,281,017,159		20,897,356,358

(1)	See note 2.4

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Comprehensive Income

For the years ended December 31 2015 and 2014

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of US dollars)

	Note	US$ (1)	December 2015		December 2014
Net income for the year		1,062	Ps.	3,345,686	Ps	2,997,481
Other Comprehensive Income
Items that may be or are reclassified to profit or loss
Hedging of net investment in foreign subsidiaries operations:
Foreign currency translation of investment operations		737		2,321,585		1,319,880
Foreign currency translation of net investment in foreign branches		22		70,142		37,612
Exchange differences from hedging derivatives in foreign currency		(534)		(1,683,346)		(870,910)
Exchange differences from hedging financial liabilities in foreign currency		(240)		(755,431)		(483,633)
Cash flow hedge		6		17,500		7,000
Unrealized gains (losses) on available for sale financial assets:
Debt financial instruments		(293)		(922,083)		10,153
Equity financial instruments		(2)		(6,548)		29,029

Investment accounted by equity method	14	10		31,964		54,301

Income tax	19	383		1,205,865		466,565
		89	Ps.	279,648	Ps.	569,997

Items that will not be reclassified to income for the period
Actuarial gains (losses) from defined benefit pension plans		2		6,162		(9,546)
Deferred income tax	14	(2)		(7,251)		(1,836)
		-		1,089		(11,382)

Total other comprehensive income		88	Ps.	278,559	Ps.	558,615
Total comprehensive income, net of taxes		1,151	Ps.	3,624,245	Ps.	3,556,096

Net income for the year attributable to:
Controlling interest		701		2,207,165		2,067,207
Non-controlling interest		450		1,417,080		1,488,889
		1,151	Ps.	3,624,245	Ps.	3,556,096

(1)	See note 2.4

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Changes in Equity

At December 31, 2015, December 31 and January 1, 2014

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of US dollars)

	Subscribed and paid-in capital		Additional paid in- capital		Retained earnings		Other Comprehensive income		Equity of controlling interest		Equity attributable to parent entity		Total equity
Balance at January 1, 2014	Ps.	20,178	Ps.	5,784,518	Ps.	4,339,228	Ps.	120,138	Ps.	10,264,062	Ps.	6,575,376	Ps.	16,839,438
Issuance of shares in the parent company		2,103		2,720,211		-		-		2,722,314		-		2,722,314
Subsidiaries capitalizations from non controlling interest		-		-		-		-		-		665,059		665,059
Additional paid on acquisition of non controlling interest		-		(192,851)		-		-		(192,851)		-		(192,851)
Carrying amount of acquired non controlling interest net,		-		-		-		-		-		(92,729)		(92,729)
Dividends declared in parent Company		-		-		(1,192,680)		-		(1,192,680)		(948,639)		(2,141,319)
Donations		-		-		(30)		-		(30)		(14)		(44)
Increase (decrease) in OCI		-		-		-		252,190		252,190		306,425		558,615
Net income		-		-		1,815,016		-		1,815,016		1,182,465		2,997,481
Balance at December 31, 2014		22,281		8,311,878		4,961,534		372,328		13,668,021		7,687,943		21,355,964
Issuance of shares in the parent company		-		33		-		-		33		112,017		112,050
Additional paid on acquisition of non controlling interest		-		(4,146)		-		-		(4,146)		-		(4,146)
Carrying amount of acquired non controlling interest net,		-		-		-		-		-		(2,910)		(2,910)
Dividends declared in parent Company		-		-		(1,303,440)		-		(1,303,440)		(875,465)		(2,178,905)
Donations		-		-		(12)		-		(12)		(6)		(18)
Increase (decrease) in OCI		-		-		-		165,801		165,801		112,758		278,559
Net income		-		-		2,041,364		-		2,041,364		1,304,322		3,345,686
Balance at December 31, 2015	Ps.	22,281	Ps.	8,307,765	Ps.	5,699,446	Ps.	538,129	Ps.	14,567,621	Ps.	8,338,659	Ps.	22,906,280
US dollars (1)		7		2,638		1,809		171		4,625		2,648		7,273

(1)	See note 2.4

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31 2015 and 2014

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of US dollars)

	US$ (1)	December 2015		December 2014
Cash flows from operating activities:
Net income before taxes	1,659	Ps.	5,224,656	Ps.	4,805,779

Reconciliation of net income before taxes and net cash provided by in operating activities:
Depreciation of tangible assets	124		391,776		341,187
Amortization of intangible assets	122		384,241		287,482
Allowance for impairment of loans and receivables	676		2,127,750		1,723,108
Losses on sales of non-current assets held for sale	3		10,350		-
Gains on available for sale financial assets	(7)		(22,928)		(54,205)
Recovery provision of impairment loss on tangible assets	(1)		(1,968)		2,367
Foreign exchange (gains) or losses	(360)		(1,133,522)		794,282
Interest accruals of financial assets available for sale and held to maturity	(116)		(365,198)		(948,657)
Interest accrual of issued bonds outstanding	7		23,110		1,492
Fair Value adjustment on:
Derivatives financial instruments	(24)		(74,110)		54,298
Financial asset at fair value from through profit or losses	(340)		(1,071,496)		(70,986)
Investment property	(33)		(104,768)		(1,691)
Biological assets	(7)		(22,922)		15,332

Changes in operating assets and liabilities:
Decrease in financial assets held for trading	2,643		8,324,036		5,485,979
Increase in other accounts receivable	(297)		(934,514)		(566,717)
Decrease in non-current assets held for sale	111		349,371		150,678
Increase (decrease) derivatives financial instruments	(49)		(152,854)		(470,355)
Increase in other assets	(20)		(61,433)		(122,358)
Decrease in other liabilities and provisions	(202)		(634,729)		(1,641,302)
Increase in employee benefits	-		299		15,535
Increase in loan and receivables	(7,973)		(25,112,123)		(23,454,515)
Increase in customer deposits	3,945		12,425,383		14,755,058
Increase(decrease) in interbank borrowings and overnight funds	1,655		5,211,175		(491,156)
Decrease in borrowings from development entities	(4)		(13,327)		(14,273)
Acquisition of borrowings from banks and others	5,147		16,209,137		12,423,658
Repayment of borrowings from banks and others	(4,520)		(14,235,509)		(10,727,204)
Interest received	2,592		8,162,908		6,273,252
Interest paid	(1,256)		(3,956,510)		(3,171,086)
Income tax payments	(165)		(519,536)		(318,806)
Net cash provided by operating activities	3,310	Ps.	10,426,745	Ps.	6,016,886
(1)	See note 2.4

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31 2015 and 2014

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of US dollars)

	US$ (1)	December 2015		December 2014
Cash flows from investing activities:
Acquisition of own - use property plant and equipment	(292)	Ps.	(920,454)	Ps.	(757,032)
Acquisition of investment property	(24)		(75,458)		(88,665)
Capitalization costs on biological assets	(11)		(35,265)		(26,360)
Additions to invesments in associates and joint ventures	4		11,538		(56,638)
Capitalization of arrangements concession rights	(246)		(773,581)		(240,553)
Additions of other intangible assets	(112)		(353,633)		(302,103)
Increase in available for sale financial assets	(1,464)		(4,610,568)		(3,728,262)
Proceeds from sales of property and equipment	62		194,287		256,125
Proceeds from sale of investment properties	7		22,945		15,485
Proceeds from sales of biological assets	6		20,374		9,812
Proceeds from sales of non-current assets held for sale	8		25,456		-
Proceeds from sale of invesments in associates and joint ventures	5		15,143		232,714
Purchases of held to maturity financial assets	(999)		(3,146,729)		(2,772,068)
Redeption of held to maturity financial assets	889		2,800,579		3,153,398
Dividends received from invesment in associates	(11)		(33,601)		(123,531)
Net cash used in investing activities	(2,178)		(6,858,967)		(4,427,678)

Cash flows from financing activities:
Dividends paid to parent sharedholders	(405)		(1,276,544)		(1,161,170)
Issuance of outstanding debt securities	698		2,199,333		1,458,302
Payment of outstanding debt securities	(609)		(1,918,416)		(1,159,383)
Issuance of common shares	36		112,050		3,387,373
Non-controlling interest transactions net	(280)		(882,519)		(1,234,219)
Net cash provided by financing activities	(560)		(1,766,096)		1,290,903

Effect of foreign currency changes on cash and cash equivalents	1,020		3,213,535		(209,699)

Increase in cash and cash equivalents	1,592		5,015,217		2,670,412

Cash and cash equivalents at beginning of year	5,483		17,269,760		14,599,348
Cash and cash equivalents at end of year	7,076	Ps.	22,284,977	Ps.	17,269,760

(1)	See note 2.4

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 1 – REPORTING ENTITY

Grupo Aval Acciones y Valores S.A. (hereinafter the “Company or “Grupo Aval”) was established under Colombian laws in January 7, 1994, with its main offices and business address registered in Bogotá, D.C., Colombia. The corporate purpose of Grupo Aval is the purchase and sale of securities issued by financial and mercantile entities. Pursuant to the performance of its corporate purpose, the Company is the largest shareholder of Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., entities whose main purpose is to perform all transactions, operations and services inherent to the banking business, pursuant to applicable laws and regulations. Furthermore, through its direct and indirect investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”) and in Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), the Company participates in investment banking activities, investments in the non-financial sector and in the management of pensions and severance funds in Colombia, respectively.

During the performance of its activities and pursuant to the corporate bylaws, Grupo Aval may (i) promote the creation of all types of companies relating to its corporate purpose; (ii) represent individuals and companies involved in similar or complementary activities; (iii) grant or receive loans with or without interest; (iv) submit its properties as collateral; (v) issue, endorse, acquire, protest, cancel, or pay bills of exchange, checks, promissory notes or any other type of financial instruments, accept or submit them as payment; (vi) acquiree, sell, tax, lease or manage any kind of assets; (vii) subscribe or acquiree any kind of investments and sell or otherwise dispose the same; (viii) participate in companies which pursue similar or complementary corporate interests and alienate such participations; (ix) render services in areas relating to its activities, experience and knowledge; and (x) carry out or participate, in acts and contracts relating to the aforementioned activities, for enabling the exercise of the rights and compliance of the obligations the Company.

The duration of the Company set forth under the bylaws is until May 24, 2044, but the Company may be dissolved before such term expires, or the same may be extended.

When preparing its consolidated financial statements, Grupo Aval Acciones y Valores S.A, directly consolidates the following entities:

Banco de Bogotá S.A.

Banco de Bogotá, in which Grupo Aval holds 68.7% of voting rights as of December 31, 2015, was established as a bank on November 15, 1870. The operating license was granted by the Superintendence of Finance of Colombia through Resolution Number 3140 of September 24, 1993. The commercial purpose of Banco de Bogotá is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco de Bogotá’s most significant subsidiaries which are indirectly consolidated by Grupo Aval as of December 31, 2015:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Subsidiary	Core business	Location	Total % voting rights of Grupo Aval	Total % of enconomical interest of Grupo Aval
Main Local Direct Subsidiaries
Porvenir S.A. and subsidiary	Pension and severance funds administration.	Bogotá, Colombia	99.99%	75.69%
Corficolombiana S.A. and subsidiaries	Services in private and investment banking, treasury and equity investments.	Bogotá, Colombia	58.00%	44.42%
Almaviva S.A and subsidiary	Logistics services.	Bogotá, Colombia	95.81%	65.85%
Casa de Bolsa S.A.	Securities intermediation and securities funds management.	Bogotá, Colombia	97.30%	63.68%
Main International Direct Subsidiaries
Leasing Bogotá Panamá S.A.	Holding company.(1)	Panamá, Republic of Panamá	100%	68.74%

Banco de Bogotá Panamá S.A.	Commercial banking services.	Panamá, Republic of Panamá	99.99%	68.74%
Main Subsidiaries with Indirect Share Interest
BAC Credomatic Inc.	Holding Company in charge of managing the subsidiaries in Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua and Panamá, among others. (Consolidates with Leasing Bogotá Panamá S.A.).	Panamá, Republic of Panamá	100%	68.74%

Hoteles Estelar S. A.	Construction and operation of hotels, directly owned or by third parties, in Colombia and abroad.	Bogotá, Colombia	84.96%	37.74%
Estudios y Proyectos del Sol S.A.S.	Infrastructure Projects.	Bogotá, Colombia	100%	44.42%
Pizano S.A.	Wood production and transformation, industrial products manufacturing, construction supplies production.	Bogotá, Colombia	59.37%	31.12%
Organización Pajonales S. A.	Investment and promotion of agricultural, livestock, forestry and agro industrial companies.	Bogotá, Colombia	98.11%	43.58%
Promigas S.A. E.S.P.	Transport and distribution of natural gas.	Bogotá, Colombia	50.23%	22.31%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Subsidiary	Core business	Location	Total % voting rights of Grupo Aval	Total % of enconomical interest of Grupo Aval
Estudios, Proyectos e Inversiones de los Andes S.A.	Infrastructure Projects.	Bogotá, Colombia	99.93%	44.39%
Plantaciones Unipalma de los Llanos S.A	Growing, production and sale of african palm products.	Bogotá, Colombia	54.53%	24.22%
Constructora de Infraestructura Vial S.A.S- CONINVIAL	Road and Infrastructure Concessions.	Bogotá, Colombia	60%	26.65%

(1)	Leasing Bogotá Panamá, has no restrictions for transferring dividends to Colombia.

Banco de Occidente S.A.

Banco de Occidente S.A., wherein Grupo Aval holds 72.27% of voting rights as of December 31, 2015, was established as a banking entity on September 8, 1964, authorized to operate under the terms of the renewal resolution No. 2345 dated June 29, 1990 issued by the Superintendency of Finance.

The following table presents the details of Banco de Occidente’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as December 31, 2015:

Subsidiary	Core business	Location	Total % voting rights of Grupo Aval	Total % of enconomical interest of Grupo Aval
Fiduciaria de Occidente S.A.	Trust funds management.	Bogotá, Colombia	99.99%	71.03%
Banco de Occidente (Panamá). S.A.	Banking establishment.	Panamá, Republic of Panamá	95.00%	68.65%
Occidental Bank Barbados Ltd.	Banking establishment.	Barbados	100%	72.27%

Banco Popular S. A.

Banco Popular S. A., wherein Grupo Aval holds 93.73% of voting rights as of December 31, 2015, was established as a banking entity on July 5, 1950; 98% is ownwed by corporates and individuals, and 2% by government entities. The commercial purpose is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The following table presents the details of Banco Popular’s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2015:

Subsidiary	Core business	Location	Total % voting rights of Grupo Aval	Total % of enconomical interest of Grupo Aval
Fiduciaria Popular S.A.	Trust funds management.	Bogotá, Colombia	94.85%	88.90%
Alpopular S.A.	Conservation and custody of documents; transportation of products at a national and international level.	Bogotá, Colombia	71.09%	66.64%

Banco Comercial AV Villas S. A.

Banco Comercial AV Villas S. A., wherein Grupo Aval holds 79.88% of voting rights as of December 31, 2015, was incorporated as a banking entity on November 24, 1972. The commercial purpose of Banco AV Villas is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements imposed by Colombian laws and regulations.

The following table presents the details of Banco AV Villas’ most significant subsidiaries which is indirectly consolidated by Grupo Aval, as of December 31, 2015:

Subsidiary	Core business	Location	Total % voting rights of Grupo Aval	Total % of enconomical interest of Grupo Aval
A Toda Hora S.A. ATH	Electronic and maintaining Services.	Bogotá, Colombia	99.99%	78.88%

Grupo Aval Limited

Grupo Aval Limited is an affiliate of Grupo Aval in Cayman Islands. It was established on December 29, 2011. Grupo Aval Limited is a limited liability company registered with the Assistant of the Registrar of Companies of Cayman Islands with registry number MC-265169, with its Main Office located in Ugland House, South Church Street, George Town, Grand Cayman KY1-1104. It was constituted as a special purpose vehicle for issuing foreign debt.

Grupo Aval International Limited

Grupo Aval International Limited is an affiliate of Grupo Aval in Cayman Islands. It was established on October 8, 2012. Grupo Aval International Limited is a limited liability company registered with the Assistant of the Registrar of Companies of Cayman Islands with registry number MC-272253, with its Main Office located in Ugland House, South Church Street, George Town, Grand Cayman KY1-1104. It was constituted as a special purpose entity for issuing foreign debt.

Between December 31, 2014 to December 31, 2015 and between January 1, to December 31, 2014 there were not any significant changes in the share interest of Grupo Aval in its subsidiaries.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

In the process of transactions between the companies integrating Grupo Aval in Colombia, such companies are subject to the following restrictions to transfer profits or perform transactions, in accordance with the legal standards in Colombia:

•	The subsidiaries of Grupo Aval should assign 10% of its profits as legal reserves before distributing dividends to its shareholders.
•	The financial companies of the Group Aval in Colombia may not make loans to other companies of the Group that exceed 10% of its adequate capital if the loan is granted without guarantee or 25% if it is granted with an acceptable guarantee by the Superintendecy of Finance rules.
•	Grupo Aval´s banks in Colombia cannot performe lending operations between them for more than 30% of the regulatory capital of the bank lender.

The subsidiaries abroad of Grupo Aval do not have any restriction to transfer dividends to the parent company. For lending operation in general have similar restrictions than banks in Colombia, described above.

NOTE 2 – BASIS OF PREPARATION FOR THE CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Grupo Aval have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRSs). These are the Company’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1 First-time adoption of International Financial Reporting Standards has been applied.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in note 34. The consolidated financial statements have been prepared on a on the basis of historical cost basis, except for financial assets held for trading , at fair value through profit or loss and available for sale, derivative instruments, investment properties and biological assets which are accounted for at fair value.

The consolidated financial statements were authorized for issue by the Audit Committee on April 28, 2016.

The main accounting policies applied in preparing the consolidated financial statements of Grupo Aval as of December 31, 2015, 2014 and January 1st, 2014, are as follows:

2.1	Basis of preparation

a)	Presentation of Financial Statements

The financial statements are prepared as follows:

•	The statement of financial position presents assets and liabilities based on their liquidity since it provides more relevant and reliable information, in accordance with International Accounting Standard (IAS) “Presentation of Financial Statements”.
•	The statements of income and comprehensive income are presented separately in two statements as permitted by IAS 1 “Presentation of Financial Statements”. Likewise, the statement of income is presented by nature, as it provides more relevant and reliable information.
•	Statements of Cash flow are presented using the indirect method, whereby the net cash flows from operating activities is determined by reconciling the income before taxes, due to the effects of the non-cash items, net changes in assets and liabilities derived from

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

operating activities, and for any other items whose effects are from investing or financing activities. Revenues and expenses due to interests received and paid form part of the operating activities.

b)	Consolidated financial statements

Grupo Aval prepares its consolidated financial statements with controlled entities. Grupo Aval controls an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Grupo Aval reassesses whether it has control if there are changes to one or more of the elements of control. This includes circumstances in which protective rights held (e.g. those resulting from a lending relationship) become substantive and lead to the Group having power over an investee.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date when control ceases.

During the consolidation process, Grupo Aval combines the assets, liabilities and profits or losses accounts of those entities under control. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2014 for the purposes of the transition to IFRSs. The accounting policies have been applied consistently to all consolidated entities. Such process includes eliminating intragroup balances and transactions and any unrealized income and expenses (except for foreign currency translation gains or losses) arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment. Non-controlling interest is presented in the consolidated statement of financial position of Grupo Aval separate from that attributable to equity holders of Grupo Aval.

For consolidation purposes, the statements of financial position and income of Grupo Aval´s foreign subsidiaries are translated to the Colombian pesos, as follows:

a)	Assets and liabilities are translated at the closing rate at the reporting date;
b)	Income and expenses are translated with monthy average exchange rates due to the proximity of these averages with the exchange rates of each transaction;
c)	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve except to the extent that the translation difference is allocated to non-controlling interests.

c)	Investments in associates

Investments in companies in which Grupo Aval does not have control, but has significant influence are called “Investments in Associates”. Investments in associates are accounted for under the equity method. They are presented in the statement of financial position as ”Investments in associates and joint ventures” (see additionally Note 2.1.d) “Joint Arrangements”). Grupo Aval exercises significant influence over another entity if it owns, directly or indirectly, 20% or more of the voting power of the investee, unless it is clearly evidenced that such influence does not exist. They are initially recognized at cost, including costs directly related to the transaction. Subsequently to initial recognition, the consolidated financial statements include Grupo Aval´s share of the net assets, net income or loss after income tax, and other comprehensive income of the investee, as long as the significant influence continues.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

d)	Joint Arrangements

A joint arrangement is one in which two or more parties have joint control of the arrangement. Joint arrangement are divided in joint operations, in which the parties having joint control of the agreement have rights to the assets and obligations with respect to the liabilities relating to the agreement, and in joint venture, wherein the parties having joint control are entitled to the net assets of the agreement.

Grupo Aval recognizes joint operations in the consolidated financial statements based on their proportional and contractual participation in each of the assets, liabilities and profit or loss of the contract or entity wherein the agreement is held. In addition, Grupo Aval recognizes joint ventures as equity method, in the same manner as investments in associate.

2.2	Grupo Aval functional currency

The functional currency of Grupo Aval, has been determined taking into consideration the definition of reporting fuctional currency given by the main financial entities consolidating in Grupo Aval, considering its operations are fundamentally related with holding stock of the Grupo Aval entities in which it has control. The main activities of Colombian banks, controlled by Grupo Aval, are granting loans to clients in Colombia performing investments in securities issued by the Republic of Colombia or by national entities, registered or not with the National Securities and Issuers Registry – RNVE - in Colombian Pesos, and to a lesser extent, granting loans to Colombian residents in foreign currency and investing in securities issued by foreign banking entities, securities issued by foreign companies of the real sector whose stock is listed on one or several stock exchanges internationally recognized and bonds issued by multilateral credit entities, foreign governments or public entities. Such loans and investments are financed mainly with clients’ deposits and financial obligations in Colombia, also in Colombian Pesos. Performance of the banks of Grupo Aval in Colombia is measured and reported to their shareholders and to the general public in Colombian Pesos. As a consequence, Grupo Aval´s Management defined that Colombian peso is the currency which more faithfully represents the economic effects of transactions, events, underlying conditions of each bank and consequently presentation and functional currency defined for submitting the consolidated financial statements of Grupo Aval is also the Colombian peso. The foreign subsidiaries have diferent functional currencies, mainly US dollars.

2.3	Transactions in foreign currencies

Foreign currency transactions are converted into the fuctional currency of each entity at the exchange rate prevailing on the day of the transaction. Monetary assets and liabilities in foreign currency are converted into the functional currency using the prevailing exchange rate at the reporting date of the statement of financial position. Non-monetary assets and liabilities denominated in foreign currencies in terms of historical costs are measured using the exchange rate at the date of the transaction. Financial instruments measured at fair value are translated using the exchange rate from the date the fair value was determined. Profits or losses resulting from the translation process are included in the statement of income.

At December 31, 2015, 2014 and January 1, 2014, the representative market rates as computed and certified by the Superintendency of Finance were Ps. 3,149.47 per U.S. $1.00, Ps. 2,392.46 per U.S. $1.00 and Ps. 1,926.83 per U.S. $1.00 respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

2.4	Convenience translation to U.S. dollars

The presentation currency if Grupo Aval´s financial statement is the Colombian Peso. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, dividing the peso amounts by the exchange rate of Ps. 3,149.47 per US$1.00, which is the market exchange rate at December 31, 2015, as calculated by the Central Bank of Colombia. The use of this methodology in translating Colombian pesos to U.S. dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Colombian peso amounts actually represent or have been, or could be converted into U.S. dollars at that or any other rate.

2.5	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and other short-term investments with original maturities of three months or less from the date of the acquisition that are subject to an insignificant risk of changes in their fair value and are used by the Company in the management of its short-term commitments.

2.6	Financial Assets

a)	Definition

A financial asset is an asset that is:

1.	Cash
2.	An equity instrument of another entity.
3.	A contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities which another entity under conditions that are potentially favourable to the entity, or
4.	A contract that will or may be settled in the entity´s own equity instruments and is a non-derivative.

b)	Classification

For accounting purposes, financial assets are classified at initial recognition into four categories:

•	Fair value through profits or loss: held for trading financial assets acquired to generate short term profits or that is part of a portfolio of financial instruments that are managed together for that purpose, or by Grupo Aval election.
•	Held to maturity investments: These are debt securities with fixed or determinable payments and a fixed maturity date that Grupo Aval has the positive intention and ability to hold to maturity.
•	Loans and receivables: These are financial assets with fixed or determinable payments that are not quoted in active market and are not classified as either trading or available for sale.
•	Available for sale: These are financial assets that are designated initially as available for sale and are intended to hold for at least six months, or are those not classified as loans and receivables, or as held to maturity investment.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

c)	Initial measurement

The Grupo Aval initially recognizes loans and advances, on the date on which they are originated. All other financial instruments (including regular-way purchases and sales of financial assets) are recognized on the trade date, which is the date on which the Grupo Aval becomes a party to the contractual provisions of the instrument.

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue.

d)	Subsequent measurement

Upon their initial recognition, financial assets are measured as follows:

•	At fair value through profit or loss: are measured daily at their fair value with changes recognized in the statement of income.
•	Loans and receivables and investments held to maturity: are measured at their amortized cost, calculated based on the effective interest rate method, less principal repayments or installments received from debtors, minus any reduction for impairment.

The effective interest rate method is a method of calculating the amortized cost of a financial asset and allocating the interest income or expense over the relevant period. The effective interest rate is the rate that discounts future cash payments or receipts, without consideration of future credit losses, over the expected life of the financial instrument; to the net carrying amount of the financial asset at initial recognition. For calculating the effective interest rate, Grupo Aval estimates the cash flows considering the contractual terms of the financial instrument, except for future credit losses and considering the initial fair value plus, transaction costs and premiums granted, less commissions and discounts received which form integral part of the effective rate.

•	Available for sale:

▪	Debt instruments are recognized at fair value. The effective interest rate method is used in order to calculate the amortized cost of the instrument to determine interest income that is recognized in profit or loss. Any changes in fair value are recognized in other comprehensive income (OCI). Impairment losses and foreign exchange gains and losses on available for sale debt instruments are excluded from the fair value gains and losses recognized in other comprehensive income (OCI) and are recognized in the statement of income as they arise.
▪	Equity instruments available for sale are recognized at fair value, with gains or losses recognized in Other Comprehensive Income. Dividends received from such instruments are recognized in profit or loss when Grupo Aval becomes entitled to receive the payment.
▪	When financial assets available for sale are sold, the accumulated values in other Comprehensive income (OCI) are transferred to the statement of income.

e)	Reclassifications

Upon their initial classification financial assets shall not be reclassified to other categories, except for special circumstances; in the event of such circumstances, transfers shall be accounted for as follows:

•	From at fair value through profit or loss to other categories: registered at their fair value.
•	From available for sale to held to maturity investments: the fair value immediately before the reclassification becomes the new amortized cost. Reclassification of an asset

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

with a fixed maturity, any gain or loss previously recognized in other comprehensive income (OCI) and the difference between the newly established amortized cost and the maturity amount are both amortized over the remaining term of the financial asset under the effective interest rate method. However, any gain or loss previously recognized in other comprehensive income (OCI) is immediately reclassified from equity to profit or loss if the asset is subsequently impaired. For a financial asset with no stated maturity, any gain or loss previously recognized in other comprehensive income (OCI) is reclassified from equity to profit or loss when the financial asset is disposed of or impaired.

•	From held to maturity investment to available for sale: the difference between the amortized cost and fair value is recognized in other comprehensive income.

f)	Fair value of financial assets

Fair value is the price to be received from the sale of an asset or paid for transferring a liability in an orderly transaction between market participants at the measurement date.

Based on that, fair value calculations of financial assets are carried out as follows:

•	When available, Grupo Aval measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
•	If there is no quoted price in an active market, then Grupo Aval uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction. (See Note 5).

g)	Impairment of financial assets

Grupo Aval assess if there whether there is objective evidence that a financial asset or a group of financial assets measured at amortized cost are impaired. Objective evidence includes: significant financial difficulties of the borrower, default or delinquency by a borrower, restructuring of a loan or advance on terms that Grupo Aval would not consider otherwise, indications that a borrower or issuer will enter bankruptcy, disappearance of an active market for a security or observable data relating to a group of assets such as adverse changes in the payment status of borrowers or issuers in the group, or economic conditions that correlate with defaults. If there is objective evidence of impairment, impairment is recognized in statement of income. The amount of the allowance is determined as follows:

•	Grupo Aval performs an individual assessment of significant financial assets classified as held until maturity, available for sale and loans and accounts receivable, analyzing the debt profile of each debtor, the guarantees granted and information provided by credit risk agencies Financial assets are deemed impaired when based on information and current and past events it is likely that Grupo Aval may not collect all the amounts due in the original contract, including interest and fees. If a financial asset has been identified as impaired, the amount of the loss is measured as the difference between the carrying amount and the present value of the future cash flows expected pursuant to the debtor’s conditions, discounted at the original effective interest rate, or the present value of the collateral guarantee covering the asset, less the estimated costs of sale when it is determined that the most important source for collection of the loan is such guarantee.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

•	For those financial assets which are not deemed individually as significant and for individually significant financial assets portfolio which were not impaired after the individual analysis described above, Grupo Aval carries out a collective assessment of impairment. For this purpose, financial assets are grouped together by segments with similar characteristics, using statistical assessment techniques based on analysis of historical losses to determine an estimate of percentage of losses which have been incurred in such assets as of the date of the statement of financial position, but that have not been identified on an individual basis (See Note 5) for further details regarding the calculation of the collective allowance).
•	For available for sale equity instruments, a significant or prolonged decline in the fair value of the security below its cost is considered to be an objective evidence of impairment.
•	For available for sale debt securities, Grupo Aval evaluates the existence of objective evidence for impairment following the same criteria used for loans and receivables, which could include:

-	significant financial difficulty of the issuer or counterparty; or

-	breach of contract, such as a default or delinquency in interest or principal payments; or

-	it becoming probable that the borrower will enter bankruptcy or financial re-organization; or

-	the disappearance of an active market for that financial asset because of financial difficulties.

When there is objective evidence at the date of measurement of these instruments that the excess are due to an impairment that is other than temporary, cumulative gains or losses previously recognized in equity under “Other Comprehensive Income” are reclassified to the consolidated statement of income.

In respect of available-for-sale equity instruments, impairment losses previously recognized in the consolidated statement of income are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in equity under “Other Comprehensive Income”. In respect of available-for-sale debt instruments, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

Once the impairment losses have been estimated, they are charged to profit or loss of the period and credited to an allowance sub-account in the respective financial asset category. In the case of available for sale financial assets, the cumulative loss in other comprehensive income is transferred immediately to the statement of income. Once an allowance is registered for a financial asset or a group of similar financial assets, due to an impairment loss, interest income of the loan continues to be recognized using the same original contractual loan interest rate applied to the carrying value of the loan.

Impaired financial assets are written off from the statement of financial position when the recovery of any recognized amount is considered to be unlikely. Collections of financial assets after the write off are recognized in the statement of Income.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

h)	Troubled debt restructured loans

Troubled debt restructured loans are those that have collection problems and which Grupo Aval grants to the debtor a modification that would not have been considered in any other situation. These modifications generally involve interest-rate reductions, an extension of deadlines for payment or reductions in the balance due to a troubled debt loan.

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced with a new one due to financial difficulties of the borrower, then an assessment is made of whether the financial asset should be derecognised. If the cash flows of the renegotiated asset are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognised and the new financial asset is recognised at fair value. The impairment loss before an expected restructuring is measured as follows.

•      If the expected restructuring will not result in derecognition of the existing asset, then the estimated cash flows arising from the modified financial asset are included in the measurement of the existing asset based on their expected timing and amounts discounted at the original effective interest rate of the existing financial asset.

•       If the expected restructuring will result in derecognition of the existing asset, then the expected fair value of the new asset is treated as the final cash flow from the existing financial asset at the time of its derecognition. This amount is discounted from the expected date of derecognition to the reporting date using the original effective interest rate of the existing financial asset.

i)	Transfers of financial assets

The accounting treatment of transfers of financial assets is conditioned by the transfer of risks and rewards, associated with the asset. Those financial assets are only derecognized from the consolidated statement of financial position when the cash flows generated by the asset have been transferred or when the implicit risks and rewards have been substantially transferred to third parties. In this case, the transferred financial asset is derecognized from the consolidated statement of financial position, simultaneously recognizing any right or obligation retained or recording a result on the transfer.

It is considered that Grupo Aval has substantially transferred the risks and rewards when the transferred risks and rewards represent significantly the total risks and rewards of the transferred assets. If the risks and/or rewards associated with the financial asset transferred are substantially retained:

•	The transferred financial asset is not derecognized form the statement of financial position and continues to be valued using the same criteria than before the transfer;
•	A financial liability is recognized in an amount that equals the compensation received, which is subsequently valued at amortized cost; and
•	Both the income associated with the transferred financial assets (but not derecognized) as well as the expenses associated with the new financial liability will continue to be recognized in the consolidated financial statements of Grupo Aval.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

j)	Offsetting of Financial Instruments in the Statement of Financial Position

Financial assets and liabilities are offset, and the net amount is recognized in the statement of financial position, when there is a legal enforceable right to offset recognized amounts and management intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

2.7	Derecognition of financial assets

Financial assets are derecognized from the statement of financial position only when the rights have been legally extinguished or when substantially all the risks and rewards of the asset have been transferred to third parties.

2.8	Derivative Financial Instruments and Hedging Accounting

A derivative is a financial instrument whose value changes in response to one or more underlying a variables denominated as an “underlying” (a specific interest rate, the price of a financial instrument, or a listed raw material, a foreign currency exchange rate, etc.), that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that is settled in a future date.

Grupo Aval trades, in financial markets, forward contracts, future contracts, swaps and options that fulfill the definition of a derivative.

Derivative transactions are initially recognized at fair value. Subsequent changes in the fair value are recognized in the statement of income, unless the derivative instrument is designated as a hedging instrument and, in this case, the accounting criteria will depend on the nature of the hedged item, as described below:

•	For fair value hedge of assets or liabilities and firm commitments, changes in the fair value of the derivative instrument are recognized in the statement of income, as well as any other change in the fair value of the asset, liability or firm commitment attributable to the covered risk,

•	Cash flow hedge of a particular risk associated with a recognized asset or liability or a projected highly probable transaction, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income (OCI) in equity. The gain or loss relating to the portion that is not effective for the hedging or that does not relate to the covered risk is immediately recognized in the statement of income.

The values accumulated in other comprehensive income (OCI) are transferred to profit or loss in the same period in which the hedged item is carried to profit or loss.

•	Hedging of net investments in a foreign operation are recognized similarly to cash flow hedging: the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive (OCI), and the ineffective portion of the changes in fair value of the derivatives is recognized in the statement of income. The hedging instrument's gains or losses accumulated in equity will be recognized in the statement of income when the net investment in foreign operations is sold in whole or proportionally, when it is sold in part.

At the beginning of the hedging transaction, Grupo Aval documents the relationship existing between the hedging instrument and the hedged item, as well as the risk objective and the strategy to undertake the hedging relationship. It also documents its assessment, both initially

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

as well as on a recurring basis, that the hedging relationship is highly effective in offsetting the changes in fair value or in the cash flow of the hedged items.

Financial assets and liabilities from transactions with derivatives are not offset in the statement of financial position. However, when there is a legal and exercisable right to offset the recognized values and is an intention to settle on a net basis or to realize the assets and settle the liability at the same time, derivatives are presented as net values in the statement of financial position.

2.9	Noncurrent Assets Held for Sale

Foreclosed and noncurrent assets held for sale, which Grupo Aval intends to sell in a period of less than one year, and whose sale is considered highly probable that they will be recovered primarily through sale rather than through continuing use, are recognized as "noncurrent assets held for sale". These assets are generally measured at the lower value of their carrying value at the time of transfer and fair value, minus estimated costs of disposal.

2.10	Financial Guarantees

Financial guarantees are those contracts requiring that the issuer carries out specific payments for reimbursing the creditor for losses incurred when a specific debtor defaults its payment obligation, in accordance with the original or modified conditions, of a debt instrument; regardless of its legal form.

On initial recognition, granted financial guarantees are recognized at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously Grupo Aval recognizes a credit on the asset side of the consolidated statement of financial position for the amount of the fees, commissions and similar interests received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and outstanding interest.

The financial guarantees are periodically reviewed with the purpose of determining the credit risk exposure, and as the case may be, estimate the need to recognized a provision, which is determined applying similar criteria to those established to quantify the losses for financial assets impairment.

The provisions established over financial guarantee agreements classified as impaired, are recognized as liabilities under “Provisions – other provisions” and recognized in profit or loss.

Income obtained from the guarantee instruments are recognized in the statement of Income as commissions and fees and are calculated applying the percentage of the commission established in the contract on the nominal amount of the guarantee.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

2.11	Property, Plant and Equipment for Own Use

Property, plant and equipment include the assets, owned or under financial leases held by Grupo Aval for current or future use and which expects to use for more than one period.

They are recognized in the statement of financial position at their acquisition or construction cost, minus the corresponding accumulated depreciation and, if applicable, the estimated losses resulting from comparing the carrying amount of each asset with its recoverable value.

Depreciation is calculated applying the straight-line method over the acquisition cost of the assets, minus the residual value, under the premise that the lands, where the buildings and other constructions are built, have an undetermined useful life and, therefore, are not subject to depreciation.

The depreciation is estimated on a straight-line basis during the estimated useful life of the asset. The annual depreciation rates for each item of assets are:

Asset	Useful Life
Own use buildings	According to appraisals without exceeding 70 years
Equipment, furniture and accessories	Between 3-10 years
Machinery and equipment	Between 10-25 years
Computer equipment	Between 3-12 years
Vehicles	Between 5-10 years

The expenses of conservation and maintenance are recognized as an expense during the period when they are incurred as “Administration Expenses”. (See note 2.19 Impairment of non-financial assets).

2.12	Investment Properties

Lands and buildings considered in whole or in part, held to earn rental income or for capital appreciation, rather than for own use or sale in the ordinary course of business. Investment properties are recognized initially at cost, including all costs associated with the transaction, and subsequently measured at fair value, with changes in fair value recognized in profit or loss.

2.13	Leases – Lessor accounting

Leases are classified as a finance or operating lease. A lease is classified as financial leases when it substantially transfers all the risks and rewards inherent to the property. A lease is classified as operating if it does not substantially transfer all the risks and rewards inherent to the property. Lease contracts classified as financial are included in the statement of financial position as “Loans and receivables” and are recognized in the same way as other loans, as explained in note 2.6 above. Lease contracts classified as operating continue to be operating lease included as Property, plant and equipment or Investment property in Grupo Aval and are recognized and depreciated in the same manner as property and equipment of its own use. Revenues from payments are recognized in profit or loss of the period using the straight line accrual method.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

2.14	Leases - Lessee Accounting

At their initial recognition, assets are classified as finance or operating leases, in the same way as described above.

Lease agreements classified as finance leases are included in the statement of financial position as property, plant and equipment or as investment properties, in accordance with the intention of Grupo Aval in relation to the asset, and are initially recognized in assets and in liabilities simultaneously for an amount equal to the fair value of the asset received on lease or for the present value of the minimum lease payments, if the latter is lower. The present value of the minimum lease payments is established using the implicit interest rate in the lease contract, or if such rate is not determined, the average interest rate of the bonds placed by Grupo Aval in the market was used. Any initial direct cost of the lessee is added to the recognized asset amount.

After initial recognition these assets are accounted for in the same manner as other property, plant and equipment or investment properties, where they were recognized initially. The value recognized as a liability is included as a financial liability.

Payments made under lease contracts classified as operating are recognized in the statement of income based on the straight-line basis during the lease term. Incentives received from leasing are recognized as an integral part of the total leasing payments during its term.

2.15	Biological assets

Agricultural activities related to biological assets (animals or plants) are recognized both at the time of its initial recognition as well as at the end of the reporting period at fair value less disposal cost, except for biological assets for which, their fair value cannot be measured reliably, in this case they are measured at cost minus accumulated depreciation and impairment loss. Gains and losses arising from the initial and subsequent recognition at fair value of agricultural products are included in the statement of income of the period. Costs incurred in the agricultural production process are also recognized directly in the statement of income.

Fair value of biological assets is determined using valuations performed by experienced internal professionals, using discounted cash flow models for biological assets. The expected cash flow of the crop’s total life is determined using the market price of the agricultural product currently in force and the estimated productive life of plants, net of maintenance and harvest costs and of any other costs required for plant maintenance during the production period. Productive life of plants is estimated considering the age, location and type of product. Fair value of the plant yield is highly dependent on current market prices for each product.

2.16	Government Grants

Grupo Aval recognizes an unconditional government grant relating to a biological asset in profit or loss as other income when the grant becomes recievable. Other government grants are initially recognized as deferred income at fair value if there is reasonable assurance that they will be received and Grupo Aval will comply with the conditions associated with the grant; they are then recognized in statement of income as “other income” on a systematic basis over the useful life of the asset.

Under Colombian laws, the government grants to the agricultural sector special interest rate concessions on borrowings from government development entities. These concessions are recognized as income when the subsidiary in agricultural sector fulfil certain requirements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

2.17	Business Combinations and Goodwill

Business combinations are accounted for using the “acquisition method” when control is transferred. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. If there are is non-controlling interests during the acquisition of control of the entity, such non-controlling interests are recognized at either fair value or at the proportionate interest in the recognized amount of the identifiable net assets of the acquiree. This election is allowed on a transaction by transaction basis.

Goodwill is measured as the excess of the aggregate of consideration transferred, amount of any business acquire and the net of the acquisition date amounts of the identifiable assets and liabilities assumed. Goodwill acquired in a business combination is assigned to each of the groups of cash-generating units from which a benefit is expected as a consequence of the acquisition. Goodwill is not subsequently amortized but it shall be subject to an annual assessment of impairment of the Cash-generating Unit “CGU” to which Goodwill has been assigned, from which benefits are expected deriving from the synergies of business combinations. (see note 2.17).

A loss due to impairment recognized on Goodwill cannot be reversed in subsequent periods. In addition, the statement of income of the acquiree in Grupo Aval´s consolidated financial statements is included from the acquisition date.

2.17.1	Other Intangibles

They mainly comprise computer programs (software) and licenses, which are initially measured at the cost incurred during the acquisition or during its internal development phase. Costs incurred during the research phase are directly recognized in statement of income.

Development expenses which are directly attributable to design and performance of tests of software which is identifiable, unique and controlled by Grupo Aval are recognized as intangible assets, when the following conditions are met:

•	Technically, it is possible to complete the intangible asset production so it can be available for use;
•	Management intends to complete the corresponding intangible asset for use;
•	Grupo Aval has the capacity of using the intangible asset;
•	It is probable that future economic benefits that are attributable to the asset will flow to the entity;
•	There is availability of adequate technical or financial resources or other type, for completion of development and for using the intangible asset; and
•	Costs attributable to intangible assets during its development phase can be estimated in a reliable manner and can be measured reliably.

Costs that are directly attributable and capitalized as part of computing programs include personnel expenses of people developing such programs and an adequate percent of overhead expenses.

Expenses not fulfilling these criteria are recognized as expenses on an accrual basis. Disbursements over intangible assets are initially recognized as expenses of the period and they will not be subsequently recognized as intangible assets.

Subsequent to their initial recognition, these assets are measured at cost less amortization, which is carried out during its estimated useful life as follows: Computing programs: from 3 to 10 years. Amortization is recognized on straight-line method, according to the estimated useful lives. At the end of each fiscal year,

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Grupo Aval analyzes if there are is evidence based on each CGU, both external and internal, indicating that the intangible asset is impaired. Any loss due to subsequent impairment or reversions is recognized in income statement of the period; such impairment is determined by the excess of assets carrying amount over its recoverable value.

2.18	Service Concession Arrangements

Concession contracts, celebrated by certain subsidiaries of Grupo Aval, are entered into with the Colombian Government for construction or maintenance of infrastructure during a specific period, in which those entities receive income during the life of the contract, whether through direct payments from the Government or through tolls or fees charged to the users. These contracts are recognized as financial assets or intangible assets.

A financial asset is recognized when pursuant to the contract conditions, it is entitled to an unconditional contractual right of receiving from the grantor entity or from the Colombian Government, cash or other financial assets due to construction services or when the Government guarantees minimum income from tolls or fees charged to the users of the concession work during the term of the concession agreement. An intangible asset is recognized when the subsidiary in the concession contract does not have an unconditional right to receive cash and it has a right to charge for the use of the concession infrastructure. In some cases, contracts can contain both a financial asset and an intangible asset.

Concession arrangements are recognized as follows:

(a)	During the construction stage of the concession, all estimated income for construction and upgrade services and costs associated to construction are recognized in the statement of income based on the stage of completion of the work performed. Any additional expected loss is recognized as an expense.

(b)	If the concession agreement or part of is classified as a financial asset, the asset from the contract is recognized as loans and receivables, at fair value at initial recognition and subsequently at amortized cost, with the exception of certain concesion agreements in the Promigas subsidiaries wich due to the condition of the contracts are classified as other financial assets at fair value through profit or losses.

(c)	An intangible asset received as consideration for providing construction or upgrade services in a service concession arrangement is measured at fair value on initial recognition with reference to the fair value of the services provided. Any income received as tolls or fees before completion of the construction stage is deferred and amortized, recognized in profit or loss during the term of the contract, as from the date in which the asset is put into use. Income received from tolls or fees upon construction completion and available for service for public is recognized when they are effectively received.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

2.19	Impairment of non-financial assets

At each reporting date, Grupo Aval reviews the carrying amounts of its non-financial assets (other than investment properties and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill is tested annually for impairment. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The ‘recoverable amount’ of an asset or CGU is the greater of its value in use and its fair value less costs to sell. ‘Value in use’ is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognised if the carrying amount of an asset or CGU exceeds its recoverable amount.

Grupo Aval´s corporate assets do not generate separate cash inflows and are used by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGUs to which the corporate assets are allocated.

Impairment losses are recognised in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

2.20	Financial Liabilities

A financial liability is any contractual liability of Grupo Aval to deliver cash or other financial asset to another entity or person, or to exchange financial assets or financial liabilities under potentially unfavorable conditions for Grupo Aval, or a contract which will be terminated or could be settled using equity instruments owned by the entity. Financial liabilities are initially recognized based on their fair value, which is usually equal to the transaction value less directly attributable costs. Subsequently, such financial liabilities are measured at their amortized cost according to the effective interest rate method determined at initial recognition, and recognized in income statement as finance expenses.

2.21	Employee Benefits

Grupo Aval Entities provide the following in exchange of services rendered by employees:

a)	Short-term employee benefits

Pursuant to the Colombian labor rules, such benefits are salaries, legal and extra-legal premiums, holidays, severance payments and payroll tax contribution to Colombian Government agencies which are paid within the next 12 months following the end of the period. Such benefits are recognized on an accrual basis and recognized in the statement of income.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

b)	Post-employment benefits (defined benefit plans)

These are benefits that Grupo Aval pay to their employees when they retire or upon completion of their employment period, different from indemnities. According to Colombian labor rules, such benefits are retirement pensions which are directly assumed by the Grupo Aval´s entities, pending severance payments to employees belonging to the labor regime prior to Law 50 1990 and certain extra-legal benefits or agreed in collective labor conventions.

Post-employment benefits liabilities are determined based on present value of estimated future payments, calculated based on actuarial reviews prepared using the projected unit of credit method, using actuarial assumptions about mortality rate, increase of salaries and personnel turnover, and interest rates determined with reference to market returns in effects of bonds at the reporting date by the Colombian Government’s bonds or high-quality business liabilities. Under the projected unit of credit method, future benefits which will be paid to employees are assigned to each accounting period in which the employee renders the service. Therefore, the corresponding expense due to these benefits recognized in the statement of income of Grupo Aval includes the present service cost assigned in the actuarial calculation plus the financial cost of calculated liabilities. Changes in liabilities due to changes in actuarial assumptions are recognized in other comprehensive income.

Changes in actuarial liabilities due to changes in employment benefits granted to employees that have a retroactive effect are recognized as an expense in the earlier of the following dates:

•	When a modification of the granted employment benefits takes place and
•	When provisions for restructuring costs are recognized by a subsidiary or a business of the Grupo Aval.

c)	Other long-term employee benefits

All employee benefits different from employee short-term benefits, post-employment benefits and indemnities due to cessation. In accordance with the collective conventions and regulations of each company of the group such benefits are mainly seniority bonds.

Long-term liabilities for employee benefits are determined in the same manner as post-employment benefits described in item (b) above; the only difference is that the changes in the actuarial liability due to changes in the actuarial assumptions are recognized in the statement of income.

d)	Termination benefits

These benefits are payments carried out by Grupo Aval entities deriving from a unilateral decision of terminating a labor contract or by a decision of the employee to accept benefits offered by a company in exchange for terminating the employment contract. Pursuant to Colombian law, such payments correspond to compensations and other benefits that Entities unilaterally decide to grant to their employees in these cases.

Termination benefits are recognized as a liability and in the statement of income at the earlier of the following dates:

•	When Grupo Aval formally informs to the employee about its decision of dismissal; or
•	When provisions for restructuring costs are recognized by a subsidiary or business of Grupo Aval.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

2.22	Income taxes

Income tax expenses include current and deferred tax. Tax expenses are recognized in the statement of income except for items recognized in other comprehensive income OCI or directly in equity.

The current income tax is calculated based on the tax laws in force (enacted or substantively enacted) in Colombia as of the reporting date of the financial statements or, of the country where subsidiaries of Grupo Aval are located. The management of each entity of Grupo Aval periodically assesses tax return positions with respect to situations where the applicable tax regulation is subject to interpretation and establishes provisions, when appropriate, on the basis of amounts expected to be paid to tax authorities.

Deferred taxes are recognized on temporary differences arising between the tax basis of assets and liabilities and the carrying amounts in the consolidated financial statements. However, deferred taxes are not recognized if they derive from the initial recognition of Goodwill; temporary differences on the initial recognition of an asset or liability in a transaction that is not business combination and that affects neither accounting or taxable profit or loss and temporary differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is determined using enacted or substantively enacted tax rates at the reporting date of the statement of financial position.

Deferred taxes assets are only recognized to the extent it is probable that future taxable income is expected to be available to offset temporary differences.

Deferred tax liabilities arise from taxable temporary differences, except for the deferred tax liabilities on investments in subsidiaries, when the opportunity of reversion of temporary differences is controlled by Grupo Aval and it is not reversed in the near future. Generally, Grupo Aval has the ability to control the reversion of temporary differences of investments in associates.

Current taxes are offset only when it has a legal enforceable right to offset and it intends either to settle on a net bias or to realize the asset and settle the liability simultaneously. Deferred taxes are offset when there is a legal entitlement to offset current deferred taxes against current tax liabilities and when the deferred tax assets and liabilities are related to income taxes levied by the same tax authority over the same taxable entity or over different entities but these entities have an intention to settle current tax liabilities and asset on a net basis or their tax assets and liabilities will be realized simultaneously for each period in which these differences reverse.

2.23	Non-Income based Taxes (Levies)

Levies are recognized as liabilities when the Grupo Aval performed the activities on which taxes must be paid, according to legislation in effect.

Pursuant to the above, an equity tax is created by the Colombian Congress in late 2014, which is calculated over the equity of companies in Colombia, determined under fiscal rules as of January 1, 2014, every year since 2015 through 2018, is recognized on an annual basis as a liability when incurred and charged to profit or loss.

2.24	Provisions

Provisions for environmental dismantling and recovery, restructuring costs and legal claims are recognized when Grupo Aval faces a present legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation. Restructuring provisions include penalties due to cancelation of leases and employee dismissal payments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Provisions are measured at the present value of outflows expected to be necessary to settle the obligation, using a discount rate before taxes, reflecting the assessments of the time value of money of the current market as well as the specific risks of the obligation. The subsequent increase of the provision due to the unwinding of the discount rate is recognized as a finance expense.

2.25	Non voting rights preferred shares

The issuer of a non-derivative financial instrument shall evaluate the terms of the financial instrument to determine whether it contains both a liability and an equity component. Such components shall be classified separately as financial liabilities, financial assets or equity instruments for the issuer. In accordance with this, Grupo Aval has evaluated this requirement in connection with its non voting rights preferred shares issued, and has reached the conclusion that such shares fulfill the conditions to be classified as an equity instrument.

2.26	Revenues

Revenues are measured at fair value of the consideration received or receivable, and represent amounts to be collected for the delivered goods or rendered services, net of discounts, devolutions, and the value added tax. Grupo Aval recognizes revenues when the amount thereof can be measured in a reliable manner, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each activity of the entities of Grupo Aval have been fulfilled.

a)	Rendering of services

Grupo Aval renders services regarding several activities. Income from services is recognized in the period when the service is provided. The services are rendered, with reference to the completion stage of the specific transaction and assessed on the basis of the real service provided, as a proportion of all of the services that will be rendered. When the services are rendered through an undetermined number of acts, throughout a specific period of time, income is recognized on a straight line basis throughout the period.

b)	Customer loyalty programs

Financial entities and hotels of Grupo Aval operate with several loyalty programs, the customers accumulate points for their purchases, being entitled to redeem such points for prizes in accordance with the policies and the prize plan in force as of the redemption date. Reward points are recognized as an identifiable component separate to the initial sales operation, assigning a fair value of the consideration received between the rewards points received and all other components of the sale. As a consequence, loyalty points are deferred and recognized as revenue when the entity has fulfilled its obligations to supply the products under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

c)	Revenue from commissions and fees

Commissions and fees are recognized as revenue in the statement of income as follows:

i.	Commissions for banking services: when services are rendered;

ii.	The annual commissions on credit cards are registered and amortized on a straight line basis during the useful life of the product and;

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

iii.	The commissions and fees incurred on the granting of new loans are deferred and recognized in the statement of income during the life of the loans, net of incurred cost, using the effective interest rate method.

d)	Sale of goods

Revenue from the sale of goods from the non-financial sector is recognized when the risks and returns of the product are transferred to the buyer.

2.27	Earnings per share

Earnings per share is calculated by dividing the net income for the period attributable to Grupo Aval's shareholders by the weighted average number of common and preferred shares outstanding during the period. Diluted earnings per share are determined the same way, on the basis of net profit, but the weighted average number of shares outstanding is adjusted to account for the potential dilutive effect of stock options. Grupo Aval does not have financial instruments with potential voting rights. As a consequence, only basic earning per share is disclosed in these financial statements.

2.28	Operating segments

An operating segment is a component of an entity which:

a)	Contracts business activities from which it can obtain revenue and incur expenses (including revenue and expenses from transactions with other components of the same entity);

b)	Its operating profit or losses are regularly revised by the chief operating decision maker, who decides on the resources allocation to the segment and assesses its performance; and

c)	In connection to which it has differentiated available financial information.

Grupo Aval discloses information separately for each identified operating segment, exceeding the minimum quantitative thresholds of a segment:

a)	Reported revenue from the ordinary activities, including revenues from external clients and as well as revenues or transfers inter-segments, which are equal or greater than 10 per cent of the revenue of combined ordinary activities, internal and external, of all operating segments.

b)	The amount of the reported net income is, in absolute terms, equal to or greater than 10 per cent of the amount greater of: (i) the combined reported net income of all the segments of the operation which have not had losses; and (ii) the reported combined loss of all segments of the operation which had losses.

c)	Its assets are equal to or greater than 10 percent of the combined assets of all segments of the operation.

The information regarding other activities of the business of operation segments that do not have to be reported is combined and disclosed within the category “Others.”

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

2.29 New and Amended IFRSs

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2016. Management is in the process of assessing the potential impact of these pronouncements on Grupo Aval consolidated financial statements.

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning On or After
Annual Improvements	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 16	Leases	January 1, 2019

Annual Improvements to IFRSs 2012-2014 Cycle were published in September 2014 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Annual Improvements	Subject of Amendment
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal
IFRS 7 Financial Instruments: Disclosures	Servicing contracts and applicability of the amendments to IFRS 7 to condensed interim financial statements
IAS 19 Employee Benefits	Discount rate: regional market issue
IAS 34 Interim Financial Reporting	Disclosure of information ‘elsewhere in the interim financial report’

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Ventures were issued in May 2014 and add new guidance on how to account for the acquisition of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3 Business Combinations. Under these amendments, the acquirer of a joint operation that constitutes a business shall apply all of the principles on business combinations accounting in IFRS 3, and other IFRSs, that do not conflict with the guidance in this IFRS and disclose the information that is required in those IFRSs in relation to business combinations.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization were issued in May 2014 and clarify that the use of revenue-based methods to calculate depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the assets. These amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

Amendments to IAS 27 Equity Method in Separate Financial Statements were issued in August 2014 and will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in the separate financial statements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involve assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception were issued in December 2014, and introduce clarifications to the requirements when accounting for investment entities. These amendments clarify which subsidiaries of an investment entity are consolidated in accordance with IFRS 10 Consolidated Financial Statements, instead of being measured at fair value through income.

Amendments to IAS 1 Disclosure Initiative were issued in December 2014 and clarify that companies should use professional judgment in determining what information to disclose in the financial statements, and where and in what order information is presented in the financial disclosures.

Amendments to IAS 7 Disclosure Initiative were issued in January 2016 and clarify that companies should provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses were issued in January 2016 and clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. Earlier application is permitted.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014. IFRS 15 and provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective on January 1, 2018, with early adoption permitted. Grupo Aval is expected to be impacted to some extent by the significant increase in required disclosures. The Company’s management is currently in the process of assessing the changes that are beyond disclosures, and the effect of the adoption of this standard regarding technology systems, processes, and internal controls to capture new data and address changes in financial reporting.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Some amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued in December 2011. These amendments to IFRS 9 modify the mandatory effective date of this standard and the relief from restating prior periods, and also add transition disclosures to IFRS 7 that

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

are required to be applied when IFRS 9 is first applied. The Company’s management is currently evaluating the impact IFRS 9 will have on its consolidated financial statements and disclosures.

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto the companies’ statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as IFRS 15 Revenue from Contracts with Customers is also applied. The Company’s management is currently evaluating the impact IFRS 16 will have on its consolidated financial statements and disclosures.

NOTE 3 – JUDGEMENTS AND CRITICAL ACCOUNTING ESTIMATES IN APPLYING ACCOUNTING POLICIES

The management of Grupo Aval makes estimates and assumptions that affect the recognized amounts in the consolidated financial statements and the carrying value of the assets and liabilities within the fiscal year. The judgments and estimates are continuously evaluated and are based on the experience of management and other factors, including the occurrence of future events that are believed as reasonable under the circumstances. Management also makes certain judgments besides those which involve estimates during the process of applying accounting policies. Those judgments that have the most significant effects on the recognized amounts in the consolidated financial statements and the estimates that may cause an important adjustment to the value in the carrying value of assets and liabilities in the following year include the following:

Going concern: The management of Grupo Aval prepares financial statements on the basis of a going concern. In the execution of this judgment, the management considers the financial position, its actual intentions, the result of the operations and access to financial resources in the market, and analyzes the impact of such factors in future operations of Grupo Aval.

As of the date of this report, the management does not have any knowledge of any situation that makes Grupo Aval believe that it does not have the ability to continue as an ongoing business during the year.

Held-to-maturity financial assets. Management applies judgment in assessing whether financial assets can be categorized as held-to-maturity, in particular (a) its intention and ability to hold the assets to maturity and (b) whether the assets are quoted in an active market. If Grupo Aval fails to keep these investments to maturity other than in certain specific circumstances – for example, selling an insignificant amount close to maturity – it will be required to reclassify the entire class as available-for-sale. The investments would, therefore, be measured at fair value rather than amortized cost. If the entire class of held-to-maturity investments is tainted, the carrying amount in 2015 would increase by Ps. 18,387 thousand (2014: Ps. 32,490 thousand), with a corresponding entry in other comprehensive income. An active market exists if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Grupo Aval considers a market for a particular financial instrument as active if trades in the instrument occur on more than 90% of the trading days over the preceeding period.

Impairment of available-for-sale financial assets. Grupo Aval determines that available-for-sale investments are impaired when there has been a significant (higher than 20%) or prolonged (more than 9 months) decline in the fair value below its cost. This determination of what is significant or prolonged requires judgment. In making this judgment, Grupo Aval, among other factors, the volatility in the security price. In addition, impairment may be appropriate when there is evidence of changes in technology or a deterioration in the financial health of the investee, industry and sector performance, or operating or financing cash flows. Had all the declines in fair value below cost been considered significant or prolonged, Grupo Aval would

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

suffer an additional impairment loss of Ps. 892,405 (2014: Ps.3,678), being a reclassification from other comprehensive income to profit or loss for the year.

Loan impairment allowance: Grupo Aval regularly revises its loan portfolio to evaluate its impairment. In determining if an impairment should be registered with charge to profit or loss of the year, the management performs judgments for determining if there are observable data indicating a decrease in the estimated cash flow of the loan portfolio before the decrease in such flow may be identified for a particular loan of the portfolio.

The process used to calculate the provision includes an analysis of specific, historical and subjective components. The methods used by Grupo Aval includes the following:

•	A regular, detailed analysis of the loan portfolio
•	A system of classifying loans according to risk levels
•	A regular review of the summary of loan-loss provisions
•	Identification of loans to be assessed individually for impairment
•	Consideration of internal factors such as our size, organizational structure, the structure of the loan portfolio, the loan management process, a trend analysis of non-performing loans and historical loss experiences
•	Consideration of the risks inherent in different types of loans
•	Consideration of external factors - both local, regional and national - as well as economic factors,

Main sources of uncertainty in loan impairment calculations:

In the process of calculating impairment for loans deemed individually significant, based on the discounted cash flow method, the management of Grupo Aval makes assumptions as to the amount to be recovered from each customer and the time when it will be recovered. Any change in this estimate can generate significant changes in the value of the provision that is established. In calculating provisions for loans considered to be individually significant, based on their collateral, management estimates the fair value of that collateral with the help of independent appraises. In turn, any variation in the price ultimately obtained in recovering the collateral can prompt to significant changes in the value of the allowances.

In the process of calculating collective impairments allowances for loans that are not considered individually or those individually significant loans that are not impaired and are assessed collectively for impairment, the historic loss rates used in the process are regularly updated to include the most recent data that reflect current economic conditions, trends in industry performance, geographic concentrations or concentrations of borrowers within each portfolio segment, and any other relevant information that could affect estimation of the loan impairment provision. Many factors can affect estimates of the provisions for losses on loans granted by Grupo Aval, including volatility in the probability of impairment, migration and estimates of the severity of the losses.

To quantify the losses incurred in collectively assessed portfolios, Grupo Aval has calculation methods that take into account four main factors; namely, exposure, probability of default, the loss identification period and the severity of the loss. For such purposes, loans are considered in default when they are past due for more than 90 days loans, restructured because of financial problems of the debtors, clients in bankcruptcy and clients included in credit risk categories D or E, according to internal models of credit risk evaluation.

•	Exposure at default (EAD) is the amount of risk incurred at the time of counterpart default.
•	Probability of default (PD) is the possibility the counterpart will default on its obligations to pay capital and/or interest. The probability of default is associated with the rating/scoring or the

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

level of default of each counterpart/transaction. In the specific case of loan default, the assigned PD is 100%.

•	The loss identification period (LIP) refers to the time elapsed between the occurrence of the event that generates an expected loss and the time that loss becomes clearly evident at the individual level. LIPs are analyzed based on loans with similar risk.

•	Loss given default (LGD) is the estimated loss in the event of default. It depends mainly on the characteristics of the counterpart and the valuation of the collateral associated with the transaction.

The following table shows a sensitivity analysis with the most important variables affecting the calculation of the provision for loan portfolio impairment:

December 31, 2015
	Sensitivity	Increase	Decrease
Loans assessed individually:
Probability of default on estimated future cash flows	10%	225,292	(196,350)
Loans assessed collectively:
Probability of default	10%	115,401	(157,465)
Severity of the estimated loss	10%	146,631	(163,341)
Loss identification period	1 month	87,869	(102,626)

December 31, 2014
	Sensitivity	Increase	Decrease
Loans assessed individually:
Probability of default on estimated future cash flows	10%	149,764	(95,768)
Loans assessed collectively:
Probability of default	10%	75,642	(93,925)
Severity of the estimated loss	10%	112,729	(145,428)
Loss identification period	1 month	256,558	(10,417)

Deferred Income Tax: Grupo Aval assess the realization of the deferred income tax asset throughout time. The deferred tax asset represents recoverable income taxes through future deductions from taxable income and they are recognized in the financial position statement. The deferred tax assets are recoverable to the extent that the realization of the related tax benefits is likely. Future tax revenues and the amount of the tax benefits that are probable in the future are based on medium-term plans prepared by the management. The business plan is based on the expectations of the management, which are believed to be reasonable under the circumstances. As a measure of prudence, for purposes of determining the realization of deferred taxes, the financial and tax projections of each company and the consolidated of Grupo Aval, have been made exclusively taking into account a constant growth of a projected annual inflation during 5 years of 3%.

As of December 30, 2015 and December 31, 2014 Grupo Aval’s management estimates that the deferred income tax asset would be recoverable according to these estimates of future taxable income. Deferred tax liabilities have not been recognized on income from its subsidiaries which Grupo Aval does not expect to repatriate in the near future, since Grupo Aval controls the dividend policies of the subsidiaries and has no repatriate of distributing dividends or sell such investments in the near future. See Note 19.

Fair value of Biological Assets: Fair value of biological assets, which Grupo Aval owns in long term crops are determined based on appraisals prepared internally by the entities, by experts in the development of such crops and in the preparation of valuation models. Due to the nature of such crops and the lack of comparable market data, the fair value of these assets is determined based on models of discounted cash flow of future net cash flows of each crop, taking into account the estimated future quantities of products to be harvested,

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

current prices of such products and the estimated costs during growth, maintenance and harvest in a future, discounted at the risk-free interest rates adjusted by risk premiums which are required in such circumstances. Note 15 includes the main assumptions used in the determination of the fair value of biological assets and a sensitivity analysis.

Fair value of investment properties: The best evidence of fair value is current prices in an active market for similar investment properties. The Management Company determines the fair value of investment properties based on appraisal reports prepared by third party independent real estate appraisers in accordance with international valuation standards on the basis of comparable prices in the local market or of net cash inflows discounted to present value using a discounted cash flow method. The valuations are made on the basis estimated future cash flows supported by the term of existing leases or other contracts and current market rents of similar properties in similar locations and conditions, related property operating expenses and discount rates that reflect market assessments of the uncertainty in the amount and timing of the cash flows.

Goodwill Impairment: Annually, the management of Grupo Aval carries out an evaluation of goodwill impairment recognized in its financial statements; such assessment is made annually based on market values of stocks of banks listed in Stock Exchanges and based on studies carried out for this purpose for those entities that are not quoted on the Stock Exchange of Colombia. These studies are based on the valuation of the business lines that are related with goodwill, through the discounted cash flow method, taking into account factors such as: the economic situation of the country and the sector in which Grupo Aval operates, historical financial information, and projected growth of revenues and costs of Grupo Aval during the next five years and subsequent perpetual growths, taking into account their profits capitalization indices, discounted at risk free interest rates adjusted by risk premiums which are required under the circumstances. Note 17 includes the main assumptions used in these assessments and its sensitivity analysis.

Provision for contingencies: Grupo Aval assesses and records an estimate for contingencies, in order to cover possible losses due to the labor cases, civil and commercial suits, and tax objections or other issues according to circumstances that, based on the opinion of the external legal counsels and/or in-house lawyers, are considered likely of loss and can be reasonably quantified. Given the nature of many claims, cases and/or processes, in some opportunities it is not possible to carry out an accurate forecast or to quantify the amount of loss in a reasonable manner. Consequently, the actual amount of disbursements effectively paid for claims, cases and/or processes is constantly different from the initial estimated provisioned amounts, and such differences are recognized within the year where they are identified.

Post-employment Plan: Measurement of pension obligations, costs and liabilities depends on a variety of long-term premises determined on actuarial bases, including estimates of the present value of projected future pension payments for the participants of the plan, considering the likelihood of potential future events, such as increases in the urban minimum wage and demographic experience. These premises may have an effect on the amount of future contributions, if there are any variations.

The discount rate allows establishing future cash flows at the present value as of the date of measurement. Grupo Aval determines a long-term rate representing the market rate of high quality fixed-income investments or for government bonds denominated in Colombian Pesos, the currency in which the benefit will be paid, and considers the opportunity and the amount of payments of future benefits, for which the Bank has selected the government bonds. Grupo Aval uses other key premises for assessing actuarial liabilities, which are calculated based on the specific experience of Grupo Aval combined with published statistics and market indicators (see Note 22, which describes the most important assumptions used in the actuarial calculations and the corresponding sensitivity analysis).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 4 – RISK MANAGEMENT

Grupo Aval and its subsidiaries of the financial sector such as Banco de Bogotá, Banco de Occidente, Banco AV Villas and Banco Popular manage risk pursuant to the applicable regulations in each country and Grupo Aval’s internal policies.

Grupo Aval´s non-financial sector subsidiaries are less exposed to certain financial risks, although they are exposed to adverse changes in the prices of their products and to operational and legal risks.

Objective and General Guidelines

Grupo Aval's objective is to maximize returns for its investors, through proper risk management. The guiding principles of risk management of Grupo Aval are as follows:

a)	Security and continuity plans in the services being offered to the clients.
b)	Make risk management a part of every institutional process.
c)	Collective decision making for commercial lending of significant amounts at the Board of Directors.
d)	Extensive and in-depth market knowledge, as a result of our leadership and our experienced, stable and seasoned senior management.
e)	Clear risk management policies based on a top-down approach with respect to:
•	Compliance with know-your-customer policies.
•	Commercial loans credit structure based on a clear identification of sources of repayment and of cash flow generating capacity of the borrower.
f)	Use common credit analysis tools and loan pricing tool across Grupo Aval's subsidiaries.
g)	Diversification of the commercial loan portfolio with respect to industries and economic groups.
h)	Specialization in consumer product niches.
i)	Extensive use of continuously updated scoring models to ensure quality growth of consumer loans.
j)	Conservative policies in terms of:
•	Trading portfolio competition with bias toward instruments, with lower volatility.
•	Proprietary trading, and
•	The variable remuneration for the trading staff.

Risk Management

Grupo Aval´s risk management is based on the principles indicated in the section above and they are transmitted to all banking subsidiaries business and management units and they are supported, among other things, by the following guidelines:

a)	In all the banking subsidiaries of Grupo Aval the risk function is independent of the business units.
b)	The decision making process at the banking subsidiaries requires that transactions of significant amounts are sent to decision centers such as risk committees. The frequency of meetings of these committees assures a high degree of agility regarding the resolution of proposals and continuous participation of senior management for administering the different risks.
c)	Grupo Aval has detailed manuals and policies for risk management. The business and risk groups of Grupo Aval hold regular orientation meetings based on approaches to risk that are consistent with Grupo Aval’s risk culture.
d)	Grupo Aval has implemented a risk limit system that is updated on a regular basis to address new conditions in the markets and the risks to which they are exposed.
e)	There are adequate information systems to monitor risk exposure on a daily basis, to ensure compliance with limits approval and, if necessary, to implement proper corrective actions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

f)	Key risks are analyzed on a regular basis, and not only when risks materialize or when problems occur during the normal course of business.
g)	Grupo Aval offers adequate, permanent training courses on risk culture. These courses are given at every level within the organization. It also has remuneration plans for certain employees, depending on their adherence to the risk culture.

Corporate Structure of the Risk Function

In accordance with the guidelines set forth by Grupo Aval, the corporate structure for risk management at the banking subsidiaries is comprised of the following:

•	Board of Directors
•	Risk committees
•	Risks vice-presidency
•	Risk management administrative processes
•	Internal Auditing Department

Board of Directors

The boards of directors of banking subsidiaries of Grupo Aval are responsible for adopting the following decisions, among others, with respect to the proper organization of each entity’s risk management system:

•	Define and approve the general policies and strategies related to the internal control system for risk management.
•	Approve the entity’s policies in relation to the management of different risks.
•	Approve trading and counterparty limits, according to defined attributions.
•	Approve exposure and limits for different types of risks.
•	Approve different procedures and methodologies for risk management.
•	Ensuring the assignment of the human resources and physical and technical resources required for effective risk management.
•	Setting forth the responsibility and attributes assigned to the different positions and areas in charge of risk management.
•	Creating and defining the functions of the committees that are needed to ensure the proper organization, control and monitoring of operations that generate risk exposure.
•	Approve internal control systems for risk management.
•	Require management of the Grupo Aval subsidiaries to submit periodic reports on the levels of exposure to several risks.
•	Evaluate recommendations and corrective actions proposed for risk management processes.
•	Require a variety of periodic reports from management on the levels of exposure to different risks.
•	Conduct monitoring and follow-up at regular board meetings, based on periodic risk-management reports submitted by the Audit Committee and on measures taken to control or mitigate the more relevant risks.
•	Approve the nature and scope of the strategic business and markets in which each subsidiary will operate.

Risk Committees

The different banks of Grupo Aval have, among others, committees for credit risk and treasury risk integrated by members of the Board of Directors which periodically discuss, measure, control and analyze the credit risk management system (SARC for its initials in Spanish) and the market risk management systems (SARM for its initials in Spanish). There is also asset-liability committee (ALCO) which makes decisions regarding asset and liability management and evaluates de effectivemens of the liquidity risk management system (SARL for is intials in Spanish). The analysis and follow-up of the operating risk management system and the

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

management of the business continuity plan (SARO-PCN for its initials in Spanish) is carried out by management and the Audit Committee. Compliance of legal risks is monitored by the General Secretaries of the banks. The functions of these committees include, among others, the following:

1.	Proposing to the Board of Directors adequate policies for managing the risks that concern each committee, and the applicable business processes and methodologies.
2.	Review systematically the entity’s exposure to risks and take the corrective necessary actions.
3.	Ensuring that actions of each business unit in relation to risk management are consistent with previous defined levels of risk appetite.
4.	Approve the decisions that are within the attributes established for each committee by the Board of Directors.

I.	Integrated Risk Management Committee

The objective of this committee is to establish policies, procedures and strategies for comprehensive management with respect to credit, market, liquidity, operational, money laundering and terrorism financing risks. Its main duties involve:

•	Measuring the entity’s comprehensive risk profile.
•	Designing systems to monitor and follow up on levels of exposure to the different risks the entity faces.
•	Reviewing and proposing to the Board of Directors the level of tolerance and degree of exposure to risk the entity is willing to assume in the course of its business. This implies evaluating alternatives to align risk appetite in the various risk management systems.
•	Assessing the inherent risks involved in entering new markets, products, segments and countries, among others.

II.	Credit and Treasury Risk Committee

The purpose of this committee is to discuss, measure, control and analyze the credit risk and the market risk management systems (SARC and SARM for their initials in Spanish). Its primary duties involve:

•	Monitoring the credit and treasury risk profile to ensure the level of risk remains within established parameters, pursuant to the entities risk limits and policies.
•	Evaluating incursion into new markets and new products.
•	Assessing policies, strategies and rules of procedure in commercial activities with respect to both treasury and credit.
•	Ensuring that risk management and measurement methodologies are appropriate, given the characteristics and activities of the entity.

III.	Assets and Liabilities Committee

The objective of this committee is to support senior management by establishing risk policies and limits and systems to monitor and measure the effectiveness of the liquidity risk management systems (SARL for its initial in Spanish).

•	Establishing adequate procedures and mechanisms for liquidity risk management.
•	Monitoring liquidity risk exposure reports.
•	Identify the origin of risk exposure through sensitivity analysis, in order to assess the probability of lower returns for the entity or assess the necessity of new liquidity resources.

IV.	Audit Committee

Among others, its principal objective is to evaluate and monitor the Internal Control System.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The following are the principal functions of this committee:

•	Proposing for approval of the Board of Directors the structure, procedures and methodologies required for the operation of the Internal Control System.
•	Assessing the structure of the internal control of the entity, in order to establish if the procedures designed reasonably protect its assets, as well as those of third parties under its administration and custody, and if there are existing controls to verify that transactions are being properly authorized and registered. For such purpose, the areas in charge of the administration of the various systems of risk, the Statutory Auditor and the Internal Auditor submit the established periodical reports to the Committee as well as other reports that the members of the Committee may require.
•	Performing a follow-up of risk exposure levels, the consequences for the entity and the measures adopted for their control or mitigation.

Risk Vice Presidency

The Risk Vice-Presidency, among others, the following functions:

(a)	Oversee adequate compliance, of the policies and procedures established by the Board of Directors and the various committees for risk management.

(b)	Designing methodologies and procedures to be followed by the administration for risk management.

(c)	Establishing ongoing monitoring procedures to allow timely identification of any deviation relating to compliance of the policies established for risk management.

(d)	Preparing periodical reports for the different risk committees, the Board of Directors of each bank and for the government entities in charge of control and supervision of financial institutions in connection with compliance of risk policies.

Administrative Processes of Risk Management

In accordance with the respective business models, each banking subsidiary of Grupo Aval has well defined structures and procedures, including manuals on administrative processes to be followed for managin different risks; in turn, they use the different technological tools described below, for the analysis, monitoring and control of the various risks.

Internal Audit

The Internal audit units at each bank are administratively dependent of the administration. However in the course of performing their functions, they carry out periodic compliance assessments of risk management policies and procedures. Reports are submitted directly to the risk committees and audit committees, which are responsible for the follow-up of the Bank’s administration regarding the corrective measures to be taken. Additionally, at the holding company there is a senior vicepresident-corporate controller who is permanently invited to the meetings of the audit committees of the most significant subsidiaries and performs periodic audits of subsidiaries of Grupo Aval to monitor the compliance with risk management policies. The corresponding reports are presented directly to senior management at each of the subsidiaries and to the corresponding audit committees including the audit committee of the holding company.

Grupo BAC Credomatic

Grupo BAC Credomatic (hereinafter referred to as BAC), whose main operations are located in Central America, is consolidated in its parent company Banco de Bogotá through its subsidiary Leasing Bogotá

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Panamá. This group has its own policies, functions and risk management procedures, subject to approval by Banco de Bogotá.

Risk management and periodic risk surveillance are carried out through the following bodies of corporate governance, established both at a regional level as well as in the countries where Grupo BAC Credomatic operates: Committee of Integral Risk Management, Committee of Assets and Liabilities (ALCO), Committee of Compliance, Credit Committee, Investment Committee and Audit Committee.

Regarding credit risk management, BAC has a centralized structure, led by a Chief Risk Officer, who reports to the CEO.  The Regional Credit Committee, whose members are the CEO, the CRO, and four members of the administration of Grupo Aval and Banco de Bogota, is responsible for submitting credit policies and procedures at a regional level for the Board of Directors approval.  This committee is responsible for monitoring of the loan portfolio.  Up to amounts defined by the board of directors it is also in charge of the final decision in the loan granting process. Whereas local risk managers report to the local head, observance of regional policies and procedures is reported to the CRO

With regard to market risk, BAC manages  investment policy and asset and liability policy at a regional level, setting guidelines for  establishing country and counterparty risk limits, as well as limits to foreign currency positions and guidelines for liquidity risk management, interest rate and exchange rate risks. The Regional Committee of Assets and Liabilities, which is integrated by members of the Board of Directors of BAC, is responsible for the establishment of regional risk management policies.

Individual Analysis of the Different Risks

Grupo Aval is comprised primarily of financial sector entities that are exposed to various financial, operating, reputational and legal risks.

Financial risks include credit and market risks and structural risks from its composition of assets and liabilities, as they are affected by changes in interest rates, exchange rates and liquidity.

The entities of Grupo Aval which have businesses in economic sectors other than the financial sector, commonly referred in Colombia as the “real sector”, are less exposed to financial risks but are still exposed to adverse variations in the prices of its products. This occurs in companies in agri-business. Subsidiaries which operate in different economic sectors are exposed fundamentally to operational and legal risks.

Below is an analysis of each of the aforementioned risks in order of importance, on the basis that such risks are managed separately by each of the banking subsidiaries of Grupo Aval. Unless otherwise indicated, Banco de Bogotá consolidates the risk information of Grupo BAC Credomatic.

4.1 Credit Risk

4.1.1 Consolidated Credit Risk Exposure

The banking subsidiaries of Grupo Aval have exposures to credit risk, consisting of the risk of incurring in a financial loss as a result of the failure of the debtor to meet its payment obligations on a timely and complete manner. Exposure to credit risk of Grupo Aval and its subsidiaries is also incurred as a result of credit activities and transactions with counterparties.

The maximum exposure to credit risk of Grupo Aval, according to IFRS 7, at a consolidated level is reflected in the carrying value of financial assets the in the statement of financial position of Grupo Aval as of December 31, 2015 and December 31, 2014 and January 1, 2014 as follows:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Account	December 31, 2015		December 31. 2014		January 1, 2014
Assets
Deposits in banks different than the Central Bank (Banco de la República)	Ps.	17,847,913	Ps.	13,189,861	Ps.	9,893,642
Financial assets held for trading
Government		2,151,341		2,044,035		4,593,619
Financial entities		796,692		1,253,543		864,589
Other sectors		113,883		178,633		199,584
Derivatives instruments		1,024,972		1,047,837		175,559
	Ps.	4,086,888	Ps.	4,524,048	Ps.	5,833,351
Financial instruments available for sale
Government		14,840,047		14,054,037		11,126,497
Financial entities		3,306,776		2,815,931		1,970,513
Other sectors		840,547		1,186,134		1,050,905
	Ps.	18,987,370	Ps.	18,056,102	Ps.	14,147,915
Financial instruments held to maturity
Government		2,332,426		2,653,408		3,013,735
Financial entities		52,921		-		-
Other sectors		9,933		12,426		26,629
	Ps.	2,395,280	Ps.	2,665,834	Ps.	3,040,364

Other financial assets at fair value through Profit or loss		1,891,692		1,738,598		1,565,709

Loans and receivables
Commercial		89,498,148		73,529,298		65,640,362
Consumer		42,230,509		33,878,886		28,614,094
Mortgage Portfolio		13,418,079		9,778,101		7,105,101
Microcredit		399,262		372,256		359,892
	Ps.	145,545,998	Ps.	117,558,541	Ps.	101,719,449
Other receivable accounts		3,396,671		2,455,758		1,939,988
	Ps.	148,942,669	Ps.	120,014,299	Ps.	103,659,437
Total financial assets with credit risk	Ps.	194,151,812	Ps.	160,188,742	Ps.	138,140,418
Financial instruments with credit risk outside of the financial position statement at its nominal value
Financial guarantees and letters of credit		3,834,571		2,791,778		2,764,771
Credit commitments		22,756,133		17,449,951		16,145,451
Total exposure to credit risk outside of the financial position statement	Ps.	26,590,704	Ps.	20,241,729	Ps.	18,910,222
Total maximum exposure to credit risk	Ps.	220,742,516	Ps.	180,430,471	Ps.	157,050,640

For guarantees and commitments to extend the credit amounts, the maximum exposure credit risk is the amount of the commitment. Credit risk is mitigated by guarantees and collaterals as described below.

4.1.2 Mitigation of Credit Risk, Collaterals and Other Credit Risk Improvements

The exposure to credit risk of each banking subsidiary of Grupo Aval is reduced by collaterals and other credit enhancements, which reduce credit risk. The existence of guarantees can be a necessary measure but not a determinant for the approval of a credit. Credit risk policies of Grupo Aval require an evaluation of the debtor’s payment capacity based on the debtor´s ability to generate the resources needed for the timely and complete payment of its obligations.

Credit risk management is organized into three different levels at the banking subsidiaries of Grupo Aval:

•	Analysis of credit risk: For commercial lending, tools for the individual evaluation of credits based on payment capacity based on cash generation, and credit rating models based on the historical and projected financial condition and on the payment history of the debtor with the financial sector. For

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

consumer lending (including mortgages and auto financing), scoring models based on socio demographic variables and payment history.

•	Establishment of guarantees with appropriate debt coverage in accordance with the credit policies of each bank. Guarantees include mortgages on real estate, pledge on assets, including cash deposits and investments.

•	Evaluation of the liquidity of the guarantees received.

The methods used for evaluating guarantees are aligned with the best market practices and include the use of independent real estate appraisers, the market value of securities or the valuation of companies issuing the securities. All guarantees must be legally evaluated and drafted following their constitution parameters pursuant to applicable legal regulations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

As of December 31, 2015, December 31, 2014 and January 1, 2014, the following chart shows the detail of the credit portfolio per type of guarantees received as support of credits issued by Grupo Aval at a consolidated level:

December 31, 2015	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Unsecured credits	Ps.	50,400,859	Ps.	35,443,855	Ps.	4,590	Ps.	270,667	Ps.	47,544	Ps.	86,167,515
Loans secured by other banks		580,478		7,148		-		-		1,994		589,620
Collateralized credits:
Mortgages		3,613,658		72,563		12,430,089		8,133		89,265		16,213,708
Other real estate		8,418,562		988,860		-		321		587,543		9,995,286
Investments in equity instruments		377,493		9,721		-		-		-		387,214
Deposits in cash or cash equivalents		2,914,240		161,739		1,826		115,088		11,381		3,204,274
Leased goods		-		-		-		-		3,622,547		3,622,547
Fiduciary agreements, stand by lettersand guarantee funds		2,930,604		1,351		-		3,537		277,879		3,213,371
Pledged income		1,617,552		-		-		-		8,903		1,626,455
Pledges		678,464		2,016,819		-		12		14,394		2,709,689
Other assets		9,666,413		3,171,509		218,677		1,504		4,758,216		17,816,319
Total gross credit portfolio	Ps.	81,198,323	Ps.	41,873,565	Ps.	12,655,182	Ps.	399,262	Ps.	9,419,666	Ps.	145,545,998
(1)	See Note 11.

December 31, 2014	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Unsecured credits	Ps.	42,258,086	Ps.	28,766,768	Ps.	-	Ps.	239,692	Ps.	9,941	Ps.	71,274,487
Loans secured by other banks		1,330,735		3,399		-		-		1,658		1,335,792
Collateralized credits:
Mortgages		3,105,731		67,693		9,057,283		6,374		670,283		12,907,364
Other real estate		4,918,620		522,183		-		469		9,939		5,451,211
Investments in equity instruments		386,423		7,916		-		-		-		394,339
Deposits in cash or cash equivalents		381,989		1,523,354		-		-		519,176		2,424,519
Leased goods		-		-		-		-		3,918,173		3,918,173
Fiduciary agreements, stand by letters and guarantee funds		2,501,930		-		-		4,136		187,056		2,693,122
Pledged income		1,144,389		-		-		-		13,274		1,157,663
Pledges		620,286		1,774,122		2,681		-		2,982		2,400,071
Other assets		9,245,180		1,020,024		48,386		121,585		3,166,625		13,601,800
Total gross credit portfolio	Ps.	65,893,369	Ps.	33,685,459	Ps.	9,108,350	Ps.	372,256	Ps.	8,499,107	Ps.	117,558,541
(1)	See Note 11.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

January 1, 2014	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Unsecured credits	Ps.	37,191,011	Ps.	24,554,617	Ps.	628	Ps.	242,170	Ps.	-	Ps.	61,988,426
Loans secured by other banks		1,662,798		2,743		-		-		-		1,665,541
Collateralized credits:				-		-		-
Mortgages		2,338,367		55,049		6,533,864		8,028		463,888		9,399,196
Other real estate		4,138,539		371,500		-		609		4,293		4,514,941
Investments in equity instruments		442,286		5,420		-		-		-		447,706
Deposits in cash or cash equivalents		180,001		1,119,177		-		-		368,127		1,667,305
Leased goods		-		-		-		-		4,757,532		4,757,532
Fiduciary agreements, stand by letters and guarantee funds		2,486,979		160		-		3,303		154,334		2,644,776
Pledged income		1,059,220		-		-		-		19,948		1,079,168
Pledges		606,147		1,523,391		2,434		17		1,944		2,133,933
Other assets		8,061,138		842,136		11,417		105,765		2,400,469		11,420,925
Total gross credit portfolio	Ps.	58,166,486	Ps.	28,474,193	Ps.	6,548,343	Ps.	359,892	Ps.	8,170,535	Ps.	101,719,449
(1)	See Note 11.

4.1.3 Policies to prevent excessive credit-risk concentration

In order to prevent excessive concentrations of credit risk at an individual, economic group, country or economic sectors level, each bank of Grupo Aval maintains updated indices to limit concentration of risk to an individual (or economic group) level or to an economic sector. The exposure limit by a banking subsidiary of Grupo Aval to an individual client or economic group depends on the risk profile of the client (or economic group), the nature of the risk of the debtor and the experience of each banking subsidiary in a specific market or sector.

With the purpose of avoiding credit risk concentrations at a consolidated level, Grupo Aval relies on a Risk Vice-presidency, which consolidates, and monitors the credit risk exposures of all banks.

Pursuant to Colombian regulations, banks in Colombia cannot grant credits to a borrowers, which on a combined basis exceed 10% of its regulatory capital calculated according to the Superintendence of Finance, when the credits do not have acceptable guarantees: Credits may amount up to 25% of the technical equity of the bank when they are covered by acceptable guarantees.

The detail of credit risk at the level of Grupo Aval in the different geographic areas determined according to the domicile of the debtor, without considering the provisions constituted for impairment of credit risk of debtors as of December 31, 2015, December 31, 2014 and January 1, 2014 is as follows.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31, 2015	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Colombia	Ps.	56,538,501	Ps.	26,887,977	Ps.	3,994,491	Ps.	399,262	Ps.	8,623,573	Ps.	96,443,804
Panamá		4,993,312		4,289,764		1,960,577		-		134,017		11,377,670
United States		4,510,600		139		-		-		-		4,510,739
Costa Rica		3,636,836		4,027,535		3,531,120		-		619,956		11,815,447
Nicaragua		2,052,071		1,143,589		378,184		-		9,224		3,583,068
Honduras		2,416,153		1,501,950		732,553		-		3,591		4,654,247
El Salvador		1,513,091		1,874,399		894,710		-		17,122		4,299,322
Guatemala		4,688,278		1,986,054		1,163,547		-		12,183		7,850,062
Other countries		849,481		162,158		-		-		-		1,011,639
Total gross credit portfolio	Ps.	81,198,323	Ps.	41,873,565	Ps.	12,655,182	Ps.	399,262	Ps.	9,419,666	Ps.	145,545,998
(1)	See Note 11.

December 31, 2014	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Colombia	Ps.	49,179,174	Ps.	23,766,023	Ps.	2,970,781	Ps.	372,256	Ps.	7,934,086	Ps.	84,222,320
Panamá		4,130,056		1,999,896		1,476,053		-		134,817		7,740,822
United States		3,163,240		114		-		-		-		3,163,354
Costa Rica		1,999,431		2,848,220		2,314,637		-		399,240		7,561,528
Nicaragua		1,280,413		816,097		268,672		-		5,539		2,370,721
Honduras		1,480,994		1,139,212		561,898		-		1,736		3,183,840
El Salvador		912,424		1,540,881		652,926		-		13,590		3,119,821
Guatemala		2,812,223		1,443,917		863,383		-		6,818		5,126,341
Other countries		935,414		131,099		-		-		3,281		1,069,794
Total gross credit portfolio	Ps.	65,893,369	Ps.	33,685,459	Ps.	9,108,350	Ps.	372,256	Ps.	8,499,107	Ps.	117,558,541
(1)	See Note 11.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

January 1, 2014	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Colombia	Ps.	44,567,976	Ps.	21,326,375	Ps.	1,904,557	Ps.	359,892	Ps.	7,769,228	Ps.	75,928,028
Panamá		3,215,327		1,610,223		1,131,680		-		81,140		6,038,370
United States		2,823,641		-		-		-		-		2,823,641
Costa Rica		1,335,806		2,116,428		1,645,014		-		290,781		5,388,029
Nicaragua		942,072		558,119		210,588		-		4,668		1,715,447
Honduras		1,139,516		805,486		450,504		-		-		2,395,506
El Salvador		702,271		970,454		514,274		-		13,675		2,200,674
Guatemala		2,287,586		966,534		691,726		-		6,491		3,952,337
Other countries		1,152,291		120,574		-		-		4,552		1,277,417
Total gross credit portfolio	Ps.	58,166,486	Ps.	28,474,193	Ps.	6,548,343	Ps.	359,892	Ps.	8,170,535	Ps.	101,719,449
(1)	See Note 11.

Below is the credit portfolio distribution of Grupo Aval by economic sector as of December 31, 2015, and 31, 2014 and January 1, 2014:

Sector	December 31, 2015%			December 31, 2014%			January 1, 2014%
Agricultural	Ps.	3,719,743	3%	Ps.	3,172,734	3%	Ps.	2,653,316	3%
Mining products and oil		2,406,910	2%		2,534,308	2%		2,564,423	3%
Food, beverage and tobacco		6,080,892	4%		4,735,446	4%		4,250,272	4%
Chemical production		4,929,694	3%		4,770,099	4%		3,982,630	4%
Other industrial and manufacturing products		4,311,334	3%		3,751,074	3%		3,893,930	4%
Government		3,356,442	2%		2,690,052	2%		2,648,887	3%
Construction		9,326,175	7%		8,067,353	7%		6,247,126	6%
Trade and tourism		1,712,694	1%		1,206,312	1%		748,459	1%
Transportation and communications		7,892,375	5%		6,458,049	5%		5,890,936	6%
Public services		5,051,470	3%		4,135,126	4%		3,720,025	4%
Consumer services		60,374,860	41%		47,132,990	40%		34,791,562	33%
Commercial services		34,280,784	24%		26,352,626	23%		23,564,029	22%
Other		2,102,625	2%		2,552,372	2%		6,763,854	7%
Total of each economic sector	Ps.	145,545,998	100%	Ps.	117,558,541	100%	Ps.	101,719,449	100%

(1)	See Note 11.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

4.1.4 Sovereign Debt

As of December 31, 2015, December 31, 2014 and January 1, 2014, the investment portfolio in financial assets in debt instruments is comprised mainly by securities issued and guaranteed by entities of the Republic of Colombia, which represent the 67.22%, 69.98% and 73.84%, respectively of the total portfolio.

Below is the detail of the sovereign debt per country:

	December 31, 2015			December 31, 2014			January 1, 2014
			%			%			%
Investment grade (1)
Colombia	Ps.	13,552,937	86.69%	Ps.	13,913,522	89.86%	Ps.	14,244,481	91.47%
Panamá		496,534	3.18%		379,857	2.45%		140,703	0.90%
USA		34,098	0.22%		50,905	0.33%		40,892	0.26%
Mexico		31,925	0.20%		32,999	0.21%		24,012	0.15%
Brazil (*)		6,329	0.04%		28,691	0.19%		23,296	0.15%
Perú		-	0.00%		12,535	0.08%		19,763	0.13%
	Ps.	14,121,823	90.33%	Ps.	14,418,509	93.12%		14,493,147	93.07%
Speculative (2)
Costa Rica		846,786	5.42%		565,844	3.65%		451,288	2.90%
Honduras		421,660	2.70%		322,080	2.08%		214,702	1.38%
El Salvador		134,888	0.86%		49,396	0.32%		115,467	0.74%
Guatemala		106,343	0.68%		126,628	0.82%		291,756	1.87%
Nicaragua		1,513	0.01%		1,679	0.01%		1,909	0.01%
Barbados		-	0.00%		-	0.00%		4,328	0.03%
	Ps.	1,511,190	9.67%	Ps.	1,065,627	6.88%		1,079,450	6.93%
Total sovereign risk	Ps.	15,633,013	100.00%	Ps.	15,484,136	100.00%	Ps.	15,572,597	100.00%
(1)	Investment grade includes the risk rating of Fitch Ratings Colombia S.A o F1+ to F3, BRC of Colombia from BRC 1+ to BRC 3 and Standard & Poor’s from A1 to A3.
(2)	Speculative level includes the risk rating of Fitch Ratings Colombia S.A. from B to E, BRC de Colombia from BRC 4 to BRC 6 and Standard & Poor’s from B1 to D.

(*) In Febrary 2016 Standard & Poor's and Moody’s downgraded securities issued by Government of Brazil.

4.1.5 Loan and counterparties approval process

Each banking subsidiary of Grupo Aval assumes the credit risk for both: the credit activity itself, which includes commercial, consumer, residential mortgage and microcredit credit operations, and treasury activities, including interbank, loans investment portfolio management, derivatives and foreign currency trading activities, among others. Despite being independent businesses, the nature of insolvency risk of the borrower or counterparty is equivalent and therefore the criteria in which they are evaluated is similar.

The principles and rules for credit management and credit risk for each bank are contained in the credit manual, both for traditional banking activity and treasury activity. Evaluation criteria to measure credit risk follow the principal instructions set forth by the Treasury and Credit Risk Committees.

The maximum authority regarding credits is the Board of Directors of each bank, which orients the general policy and has the capacity to grant the highest levels of credits allowed. In the banking operation, the authorizations to approve loans and lines of credit depend on the amounts, credit quality, tenor and guarantees offered by the client. The Board of Directors of each bank has delegated part of its credit authorities to different committees and executives who process the credit requests and are responsible for the analysis and follow-up.

On the other hand, regarding treasury activities operations, the Board of Directors approves the lines of credit for counterparts. Risk control is carried out through essentially three mechanisms: annual approval of lines of credit and

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

daily control, quarterly solvency evaluations for issuers and a report on concentrations to each client or economic group.

Additionally, for the approval of credits, certain considerations are taken into account, including but not limited to the probability of default, counterpart lines of credit, and recovery percentage of guarantees received, tenor and the concentration by economic sector.

Each bank has a Credit Risk Management System (SARC), which is administered by the credit vice-presidency, and includes, among others, the design, implementation and evaluation of policies and risk mechanisms defined by the Credit and Treasury Risk Committee and the Board of Directors. The operation of the SARC has resulted in the integration of risk measurement tools into the credit approval process in each of the banking subsidiaries.

Each banking subsidiary, has at least two models for evaluating credit risk for the approval of consumer loans (including mortgage loans and auto loans): the financial ratings model, a statistical model based on financial information of the client and used in the approval process and for the management and follow-up of the portfolio. The second model is based on the financial rating and on the historical payment behavior of the client with the bank and it is used in the process of client rating.

4.1.6 The Credit-risk Monitoring Process

The monitoring process and follow-up of credit risk of each bank is carried out in several steps including the follow-up and management of daily collections based on overdue portfolio analysis by ages, risk level rating, permanent follow-up of high risk clients, restructuring process of operations and the receipt of goods received as payment.

On a daily basis, banks generate a list of past due loans and based on its such analyses, different personnel of the bank carries out collection procedures by telephone calls, emails, or written collection.

As of December 31, 2015, December 31, 2014 and January 1, 2014, a summary of the overdue portfolio by days past due is as follows:

December 31, 2015

Arrears but not impaired
	From 1 to 30 days		From 31 to 60 days		From 61 to 90 days		Total in arrears but not impaired		Total in arrears impaired

Commercial	Ps.	897,092	Ps.	109,831	Ps.	131,916	Ps.	1,138,839	Ps.	1,458,159
Consumer		1,665,670		475,516		258,772		2,399,958		1,072,246
Mortgage		406,360		108,349		44,830		559,539		205,424
Microcredit		48,101		10,494		6,246		64,841		28,644
Finance Leases (1)		400,633		54,103		13,841		468,577		316,460
Total loan portfolio value	Ps.	3,417,856	Ps.	758,293	Ps.	455,605	Ps.	4,631,754	Ps.	3,080,933

(1)	See Note 11

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Arrears but not impaired
December 31, 2014	From 1 to 30 days		From 31 to 60 days		From 61 to 90 days		Total in arrears but not impaired		Total in arrears impaired

Commercial	Ps.	708,593	Ps.	197,206	Ps.	95,911	Ps.	1,001,710	Ps.	1,158,086
Consumer		1,438,730		400,333		214,407		2,053,470		905,561
Mortgage		263,135		89,528		45,725		398,388		168,466
Microcredit		43,374		9,653		5,555		58,582		31,295
Finance Leases (1)		521,915		38,485		32,896		593,296		313,776
Total loan portfolio value	Ps.	2,975,747	Ps.	735,205	Ps.	394,494	Ps.	4,105,446	Ps.	2,577,184
(1)	See Note 11

	Arrears but not impaired
January 1, 2014	From 1 to 30 days		From 31 to 60 days		From 61 to 90 days		Total in arrears but not impaired		Total in arrears impaired

Commercial	Ps.	713,394	Ps.	97,755	Ps.	54,557	Ps.	865,706	Ps.	908,054
Consumer		1,140,205		330,747		174,375		1,645,327		826,704
Mortgage		196,551		92,414		40,797		329,762		105,405
Microcredit		38,111		8,549		5,783		52,443		25,778
Finance Leases (1)		586,675		50,483		9,536		646,694		227,520
Total loan portfolio value	Ps.	2,674,936	Ps.	579,948	Ps.	285,048	Ps.	3,539,932	Ps.	2,093,461
(1)	See Note 11

On a quarterly basis each bank evaluates, the commercial portfolio by economic sectors, where macro-sectors are evaluated with the purpose of monitoring the concentration per economic sector and the risk level of each.

Every six-months each bank carries out an individual analysis of the credit risk with current balances greater than Ps. 2,000 million based on updated financial information of the client, payment record, guarantees received and credit bureau reports; based on the information, clients are classified by risk level: Category A-Normal, B-Subnormal, C-Deficient, D-Doubtful recovery and E- Unrecoverable. Each of the risk categories is explained as follows:

Category A — “Normal risk”: Loans and finance leases in this category are appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to us, reflect adequate paying capacity.

Category B — “Acceptable risk, above normal”: Loans and finance leases in this category are acceptably serviced and guaranty protected,

But there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

Category C — “Appreciable risk”: Loans and finance leases in this category have debtors with insufficient paying capacity or relate to projects with insufficient cash flow, which may compromise the normal collection of the obligations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Category D — “Significant risk”: Loans and finance leases in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.

Category E — “Risk of nonrecoverability”: Loans and finance leases in this category are deemed uncollectible.

For mortgage and microcredit credits, the previous classification by risk levels is carried out monthly considering fundamentally the number of days past due.

The credit risk exposure is administered through a periodic analysis of the ability of the borrowers or potential borrowers to determine the repayment capacity of capital and interests. The credit risk exposure is also mitigated partly by obtaining collateral, corporate and personal guarantees.

As of December 31, 2015, December 31, 2014 and January 1, 2014, the following is a summary of the portfolio credit by risk level rating.

	December 31, 2015		December 31, 2014		January 1, 2014
Commercial
“A” Normal Risk	Ps.	77,019,400	Ps.	62,430,471	Ps.	54,822,538
“B” Acceptable Risk		1,557,891		1,539,857		1,758,216
“C” Appreciable Risk		1,478,481		998,369		782,795
“D” Significant Risk		677,531		572,473		463,787
“E” Risk of nonrecoverability		465,020		352,199		339,150
		81,198,323		65,893,369		58,166,486
Consumer
“A” Normal Risk		38,677,100		30,913,794		26,430,846
“B” Acceptable Risk		884,980		867,743		564,534
“C” Appreciable Risk		1,208,570		959,515		625,365
“D” Significant Risk		777,826		670,463		584,471
“E” Risk of nonrecoverability		325,089		273,944		268,977
		41,873,565		33,685,459		28,474,193
Microcredit
“A” Normal Risk		350,289		322,696		316,812
“B” Acceptable Risk		11,242		10,250		8,942
“C” Appreciable Risk		6,449		5,851		5,941
“D” Significant Risk		4,876		4,838		4,064
“E” Risk of nonrecoverability		26,406		28,621		24,133
		399,262		372,256		359,892
Mortgage
“A” Normal Risk		11,813,074		8,476,809		6,061,221
“B” Acceptable Risk		203,381		152,536		141,543
“C” Appreciable Risk		476,890		342,732		259,012
“D” Significant Risk		39,554		30,733		23,477
“E” Risk of nonrecoverability		122,283		105,540		63,090
		12,655,182		9,108,350		6,548,343
Financial leasing
“A” Normal Risk		8,585,748		7,786,792		7,623,325
“B” Acceptable Risk		397,389		371,164		276,482
“C” Appreciable Risk		222,813		148,856		81,821
“D” Significant Risk		162,413		136,139		98,858
“E” Risk of nonrecoverability		51,303		56,156		90,049
Financial leasing portfolio gross balance	Ps.	9,419,666	Ps.	8,499,107	Ps.	8,170,535
Gross balance of financial assets per credit portfolio	Ps.	145,545,998	Ps.	117,558,541	Ps.	101,719,449

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Based on the foregoing classifications, each bank prepares a list of clients who potentially could have an important impact on the financial results and assigns the staff to monitor each customer individually. This process includes to work together to find solutions that will enable the debtor to meet its obligations.

4.1.7 Troubled debt restructuring business process.

Each banking subsidiary of Grupo Aval periodically carries out, at the request of the client, the restructuring of obligations of clients which encounter difficulties in meeting its obligations to the banks. Such restructuring generally consists of extensions of tenors, decrease of interest rates, partial write-off of indebtedness or payment with assets of the debtor or guarantor.

The objective of granting such refinancing is to provide the client with a viable alternative to meet its obligations to the bank and to adapt to changing conditions.

When a credit is restructured due to debtor´s financial difficulties, the debt is flagged within the records of each bank as a restructured credit in accordance with the regulations of the Superintendence of Finance of Colombia. The restructuring process has a negative impact on the debtor’s rating. The risk rating when carrying out the restructuring can be improved only when the client has complied during a prudent period with the terms of the refinancing, its financial condition has improved or when sufficient additional guarantees have been obtained

Restructured loans are included for impairment evaluation and determination of provisions: however, the marking of a credit as restructured does not necessarily imply its rating is impaired, because in most cases new guarantees are obtained supporting the obligation.

The following is the balance of restructured loans as of December 31, 2015, December 31, 2014 and January 1, 2014

Restructured loans	December 31, 2015		December 31, 2014		January 1, 2014

Local	Ps.	2,252,697	Ps.	2,046,949	Ps.	1,929,164
Foreign		480,742		378,320		275,562
Total restructured	Ps.	2,733,439	Ps.	2,425,269	Ps.	2,204,726

4.1.8 Foreclosed assets business process

When persuasive collection processes or credit restructurings do not show an improvement, a legal proceeding is carried out or an agreement is made with the client for the receipt of goods received as payment. Each bank has clearly established policies for receiving goods and has a separate department specialized in the management of these cases receipt of goods and eventual sale.

During the years ended December 31, 2015 and December 31, 2014, the following is the total of foreclosed assets received and sold during such periods:

	December 31, 2015		December 31, 2014

Foreclosed assets received	Ps.	60,315	Ps.	152,806
Foreclosed assets sold		60,544		47,970

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

4.1.9 Credit worthiness

The following is a breakdown of the credit ratings issued by independent credit-rating agencies for the principal counterparties in other financial assets and liabilities:

a. Cash and cash equivalents

Credit rating	December 30, 2015		December 31, 2014		January 1, 2014
Central Bank (1)	Ps.	4,437,064	Ps.	4,079,899	Ps.	4,705,706
Investment Grade		9,009,045		8,300,887		5,406,169
Speculative		5,459,863		-		-
Without grade or not available		3,379,005		4,888,974		4,487,473
Total	Ps.	22,284,977	Ps.	17,269,760	Ps.	14,599,348
(1)	Central Bank Colombian is rated low credit risk andin international markets as investment grade.

b. Held for trading investments:

Debt securities

	December 31, 2015		December 31, 2014		January 1, 2014
Investment Grade
Sovereign (*)	Ps.	1,497,577	Ps.	1,668,655	Ps.	4,388,193
Other Public Entities(**)		58,127		109,288		139,825
Corporate		88,373		152,535		173,637
Financial Entities		702,689		1,001,878		708,815
Multilaterals		9,566		7,452		12,844
Total investment grade	Ps.	2,356,332	Ps.	2,939,808	Ps.	5,423,314
Speculative
Sovereign(*)	Ps.	84,912	Ps.	57,661	Ps.	46,676
Central Banks		518,242		208,430		18,926
Corporate		15,945		18,648		13,102
Financial Entities		86,485		156,439		17,098
Total Speculative	Ps.	705,584	Ps.	441,178	Ps.	95,802
Without Grade or Not available
Financial Entities		-		95,225		138,676
Total Without Grade or Not available		-		95,225		138,676
	Ps.	3,061,916	Ps.	3,476,211	Ps.	5,657,792

(*) A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)Derivative from operations with government entities; including public administrations in general (plus regional and local).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

c. Available for sale financial assets

Debt Securities

	December 31, 2015		December 31, 2014		January 1, 2014
Investment grade
Sovereign(*)	Ps.	12,566,278	Ps.	12,448,422	Ps.	9,603,195
Other Public Entities(**)		558,516		349,699		287,859
Corporate		610,682		798,274		849,012
Financial Entities		3,147,886		2,659,012		1,873,110
Multilaterals		2,004		32,737		30,890
Total investment grade		16,885,366		16,288,144		12,644,066
Speculative
Sovereign(*)		1,426,278		1,007,967		1,032,774
Central Banks		288,975		224,890		202,398
Other Public Entities(**)		272		125		271
Corporate		189,332		280,697		132,836
Financial Entities		118,021		128,694		84,385
Total Speculative		2,022,878		1,642,373		1,452,664
Without Grade or Not available
Other Public Entities(**)		-		23,071		13
Corporate		38,257		74,291		38,154
Financial Entities		40,869		28,223		13,018
Total Without Grade or Not available		79,126		125,585		51,185
	Ps.	18,987,370	Ps.	18,056,102	Ps.	14,147,915

(*) A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)Derivative from operations with government entities; including public administrations in general (plus regional and local).

d. Held to maturity investment

	December 31, 2015		December 31, 2014		January 1, 2014
Investment Grade
Sovereign(*)	Ps.	57,970	Ps.	301,434	Ps.	501,761
Other Public Entities(**)		2,274,456		2,351,974		2,511,975
Corporate		-		-		8,121
Multilaterals		1,614		1,224		4,913
Total investment Grade		2,334,040		2,654,632		3,026,770
Speculative
Corporate		8,319		11,202		13,594
Financial Entities		52,921		-		-
Total Speculative		61,240		11,202		13,594
Total	Ps.	2,395,280	Ps.	2,665,834	Ps.	3,040,364

(*) A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)Derivative from operations with government entities; including public administrations in general (plus regional and local).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

e. Derivative instruments and hedging derivative

The details of credit rating determined by independent credit rating agents of counterparts in trading asset derivative instruments and hedging derivative instruments are as follows.

Credit Worthiness	December 31, 2015		December 31, 2014		January 1, 2014
Investment Grade	Ps.	679,660	Ps.	576,841	Ps.	118,220
Speculative		29,280		75,693		15,150
Without Grade or not available		349,722		460,137		59,275
Total	Ps.	1,058,662	Ps.	1,112,671	Ps.	192,645

4.2 Market Risk

Grupo Aval´s financial subsidiaries, namely Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, AFP Porvenir and the trust companies (Fiduciarias) of the Banks and Corficolombiana actively participate in money markets, foreign exchange markets and capital markets both for their book (for balance sheet risk management and trading) and to provide services to their customers. This is done subject to established policies and risk levels. In that regard, they manage different financial asset portfolios within the allowed limits and risk levels.

Market risk arises with the open positions of Grupo Aval´s financial subsidiaries in debt security investment portfolios, derivatives and equity instruments. These risks are created by changes in factors such as interest rates, inflation, foreign currency exchange rates, share prices, credit margins of instruments and their volatility, as well as the liquidity in the markets where Grupo Aval operates.

For purposes of analysis, we have segmented market risk into two categories; namely, trading book risk due to changes in interest rates and exchange rates, and the price risks of investments in equity securities and mutual founds.

4.2.1 Trading Book Risk

Grupo Aval´s Banks trade financial instruments for various reasons. The following are the main ones.

•	To offer products tailored to specific customer needs. Some of these products are designed to hedge the financial risks of customers.

•	To take advantage of arbitrage among different yield curves, assets and markets, and to obtain returns with an adequate use of capital.

•	To hedge asset and liability risk positions on proprietary positions, to act on behalf of customers or to take advantage of arbitrage opportunities mainly in foreign exchange and interest rates in both local and foreign markets.

In carrying out these operations, Grupo Aval´s Banks incur risks, within a set of predetermined limits. These risks are mitigated with the use of derivative products and other financial instruments.

The following is a breakdown of Grupo Aval’s financial assets and liabilities exposed to trading risk held at December 31, 2015, December 31, 2014 and January 1, 2014.

Account	December 31, 2015		December 31, 2014		January 1, 2014

Assets
Debt financial assets
Trading	Ps.	3,061,916	Ps.	3,476,211	Ps.	5,657,792
Available for sale		18,987,370		18,056,102		14,147,915
Total	Ps.	22,049,286	Ps.	21,532,313	Ps.	19,805,707

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Account	December 31, 2015		December 31, 2014		January 1, 2014
Derivative instruments	Ps.	1,024,972	Ps.	1,047,837	Ps.	175,559
Hedging derivatives		33,690		64,834		17,086
		1,058,662		1,112,671		192,645
Total assets		23,107,948		22,644,984		19,998,352
Liabilities
Derivative instruments		1,143,238		1,183,079		214,542
Hedging derivatives		337,750		559,479		47,415
Total Liabilities		1,480,988		1,742,558		261,957
Net position	Ps.	21,626,960	Ps.	20,902,426	Ps.	19,736,395

4.2.1.1 Description of Objectives, Policies and Processes to Manage Trading Risk

The financial subsidiaries of Grupo Aval participate in money markets, foreign exchange markets and capital markets to meet their needs and those of their customers, pursuant to established policies and risk levels. In this respect, they manage different portfolios of financial assets within the limits and risk levels allowed.

The risks assumed in transactions related to the trading or treasury book are consistent with Grupo Aval’s overall business strategy and its risk appetite; which is based on the depth of the market for each instrument, its impact on risk-weighted assets and regulatory capital, the profit budget established for each business unit, and the balance sheet structure.

Business strategies are established on the basis of approved limits, in an effort to balance the risk / return relationship. Moreover, there is a structure of limits consistent with Grupo Aval’s general philosophy and is based on its capital levels, earnings performance and risk tolerance.

The Market Risk Management System (SARM in Spanish) allows Grupo Aval´s financial subsidiaries to identify, measure, control and monitor the market risk they are exposed to in carrying out their operations.

There are several scenarios in which Grupo Aval is exposed to trading risks.

•	Interest Rate

Grupo Aval's portfolios are exposed to interest-rate risk when a change in the market value of asset positions due to a change in interest rates does not match the change in the market value of the liability positions, and this difference is not offset by a change in the market value of other instruments. Additionally, there is interest rate risk when the future margin of open transactions depends on interest rates.

•	Foreign Exchange

Grupo Aval's portfolios are exposed to foreign exchange currency risk when the current value of the asset positions in each currency is not equivalent to the current value of the liability positions in the same currency, and the difference is not offset by other instruments. There is foreign exchange risk when positions are taken in derivative products where the underlying asset is exposed to exchange risk and the sensitivity of the value to variations in exchange rates has not been eliminated. Positions that have interest rate risk in currencies other than the functional currency can generate profits or losses because of the difference in the value of asset positions and the value of liability positions in a given currency. There is also foreign exchange risk when the margin of a transaction depends directly on exchange rates.

•	Equity Price Risk and Mutual Fund Risk

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Grupo Aval´s financial subsidiaries are exposed to equity price risk in specific investments as required by the Superintendency of Finance and are exposed to mutual fund risk in short term investments in money market or mutual funds.

4.2.1.2 Risk Management

Senior management and the boards of directors of Grupo Aval and its financial subsidiaries play an active role in managing and controlling risk. They do so by analyzing a protocol of established reports and presiding over a number of committees that comprehensively monitor - both technically and fundamentally - the different variables that influence domestic and foreign markets. This process is intended to support strategic decisions.

Analyzing and monitoring the risks that Grupo Aval´s Financial subsidiaries incur in their operations is essential for decision making and to assess potential effects on profit or loss. An ongoing analysis of macroeconomic conditions is necessary in order to achieve an ideal combination of risk, return and liquidity.

The risks assumed in financial operations are reflected in a limit structure that includes different types of instruments, specific trading strategies, the depth of the markets in which Grupo Aval´s financial subsidiaries operate, the impact on risk-weighted assets and regulatory capital, as well as the balance sheet structure. These limits are monitored daily and reported weekly to the Board of Directors of Grupo Aval´s financial subsidiaries.

In order to minimize interest rate and exchange rate risks in specific positions and transactions, Grupo Aval´s financial subsidiaries manage hedging strategies by taking positions in derivative instruments such as non-deliverable forwards (NDF) related to TES (local currency public debt) securities, money market transactions and foreign exchange forwards.

4.2.1.3 Methods Used to Measure Trading Risk

Trading risks are quantified through the use of value-at-risk models (internal and standard), and measurements are done according to historical simulation methods. The Board of Directors of the financial subsidiaries of Grupo Aval approve a framework of limits based on the value-at-risk related to the annual budget.

VaR is an estimate of the expected maximum loss in market value of a given portfolio over a time horizon at a specific confidence interval, subject to certain assumptions and limitations. VaR models have inherent limitations, partially because they rely on historical data, which may not be an indicative of future market conditions. VaR models could overestimate or underestimate the value at risk if market conditions vary significantly and they do not calculate the greatest possible loss.

Market risk is calculated on a daily basis by aggregating the VaR for each risk exposure category on a ten day horizon using risk factors calculated in extreme market stress scenarios. The VaR is calculated for the four risk factors mentioned below. Correlations between the risk factors are not considered. The sensitivity factors used in the VaR calculations are those determined by the Superintendency of Finance and the ten day horizon is defined as the average time in which an entity could sell a trading position in the market.

Grupo Aval´s financial subsidiaries use the standard model or regulatory VaR to measure, control and manage market interest rate in the treasury book and foreign exchange risk in the treasury book and the banking book, as required by the Superintendence of Finance of Colombia. The standard model is based on the Basel II model and is divided into

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

four risks as follows; interest rate, foreign exchange, equity price and mutual funds. The sum of the risk exposures by risk type constitutes the standard or regulatory VaR. Each risk exposure is measured on a daily and monthly basis. Currently, asset and liability positions of the treasury books are classified according to their duration, to the type of instruments and to the currency. Net foreign currency positions are measured by currency both in the banking book and the treasury book, in accordance to the standard model determined by the Superintendency of Finance.

Grupo Aval´s financial subsidiaries also have parametric and non-parametric models based on the value-at-risk (VaR) method designed for internal management. These models enhance market-risk management by identifying and analyzing variations in risk factors (interest rates, exchange rates and price indexes) with respect to the value of the different instruments that constitute the portfolios. JP Morgan Risk Metrics and the historical simulation method are two examples of such models.

With the use of these methods profit and capital at risk projections have improved resource allocation among the different business units. The methods also allow comparisons of activities in different markets and identification of the riskiest positions in treasury activities. These tools also are used to determine limits on traders’ positions and to review positions and strategies rapidly in response to changes in market conditions.

The methods used to measure VaR are assessed regularly and back-tested to check their efficiency. In addition, Grupo Aval´s financial subsidiaries have tools to carry out portfolio stress and/or sensitivity tests, using extreme scenario simulations. Additionally, there are limits according to the "risk type" associated with each of the instruments comprising the different portfolios. These limits are related to sensitivity or impact on the value of the portfolio as a result of fluctuations of specific risk factors such as: interest rate (Rho), exchange rate (Delta) and volatility (Vega).

Grupo Aval´s financial subsidiaries have counterparty and trading limits for each trader for the different trading platforms in the markets where they operate. These limits are controlled daily by the back and middle offices of each entity. Trading limits for individual traders are assigned based upon the individual´s level in the organization, market and trading experience and product and portfolio management knowledge.

There is also a process to monitor the prices of fixed-income bonds issued abroad published by Infovalmer the local investment price provider. It is used daily to identify significant differences in prices among those provided by Infovalmer and those observed on the Bloomberg platform. This process provides feedback to Infovalmer.

In addition, fixed income bonds are subject to a qualitative liquidity analysis to determine the depth of the market for this type of instruments.

Finally, the daily transaction monitoring process includes controlling different aspects of trading, such as terms of negotiation, non-conventional or off-market transactions, and related party transactions.

According to the standard model, the market value-at-risk (VaR) for Grupo Aval´s Banks consolidated at each Bank´s level at December 31, 2015 and December 31, 2014 was as follows:

	December 31, 2015			December 31, 2014
Bank	Value		Basis points of regulatory capital	Value		Basis points of regulatory capital
Banco Bogotá	Ps.	848,922	89	Ps.	812,495	113
Banco de Occidente		174,187	60		272,538	128
Banco Popular		150,630	119		133,365	129
Banco AV Villas	Ps.	110,382	172	Ps.	67,917	140

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

VaR indicators presented by the banks of Grupo Aval during the years ended in December 31, 2015 and December 31, 2014 are summarized below:

Banco de Bogotá

Maximum, Minimum and Average VaR Values
December 31, 2015
	Minimum	Average	Maximum	Latest
Interest rate	612,162	677,528	828,870	660,761
Exchange rate	13,570	37,319	64,724	23,162
Equity	8,242	10,058	13,321	13,321
Mutual funds	149,138	180,120	203,721	151,678
Total VaR	836,983	905,025	1,054,899	848,922

Maximum, Minimum and Average VaR Values
December 31, 2014
	Minimum	Average	Maximum	Latest
Interest rate	496,417	577,076	673,857	560,717
Exchange rate	6,752	24,418	46,162	46,162
Equity	10,080	11,800	14,087	11,060
Mutual funds	165,311	178,141	194,556	194,556
Total VaR	725,740	791,435	874,085	812,495

Banco de Bogotá´s market risk weighted assets remained on average around 8.8 % of the total risk-weighted assets during the year ended December 31, 2015 and 9.8% in the year ended December 31, 2014.

Banco de Occidente

Maximum, Minimum and Average VaR Values
December 31, 2015
	Minimum	Average	Maximum	Latest
Interest rate	168,809	212,241	255,956	168,809
Exchange rate	928	2,173	3,648	1,811
Equity	-	-	-	-
Mutual funds	3,026	3,490	3,575	3,567
Total VaR	174,168	217,904	262,386	174,187

Maximum, Minimum and Average VaR Values
December 31, 2014
	Minimum	Average	Maximum	Latest
Interest rate	136,647	191,855	267,114	267,113
Exchange rate	616	2,441	3,904	2,052
Equity	-	-	-	-
Mutual funds	3,022	3,225	3,372	3,372
Total VaR	141,934	197,521	272,538	272,537

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Banco de Occidente´s market risk weighted assets remained on average around 6.81 % of the total risk-weighted assets during the year ended December 31, 2015 and 7.75% in the year ended December 31, 2014.

Banco Popular

Maximum, Minimum and Average VaR Values
December 31, 2015
	Minimum	Average	Maximum	Latest
Interest rate	130,954	142,941	149,197	149,206
Exchange rate	11	225	564	169
Equity	720	722	724	723
Mutual funds	547	556	623	532
Total VaR	131,536	144,444	149,865	150,630

Maximum, Minimum and Average VaR Values
December 31, 2014
	Minimum	Average	Maximum	Latest
Interest rate	128,539	145,432	155,956	131,855
Exchange Rate	205	721	1,798	205
Equity	716	719	721	721
Mutual funds	550	682	862	584
Total VaR	129,561	147,554	156,880	133,365

Banco Popular´s market risk weighted assets remained on average around 10.68 % of the total risk-weighted assets during the year ended December 31, 2015 and 10.63% on the year ended December 31, 2014.

Banco AV Villas

Maximum, Minimum and Average VaR Values
December 31, 2015
	Minimum	Average	Maximum	Latest
Interest rate	67,118	120,884	138,761	109,999
Exchange rate	0.4	37	395	248
Equity	-	-	-	-
Mutual funds	77	276	710	135
Total VaR	67,609	121,197	138,975	110,382

Maximum, Minimum and Average VaR Values
December 31, 2014
	Minimum	Average	Maximum	Latest
Interest rate	61,230	92,020	106,950	67,816
Exchange rate	0.3	69	448	8
Equity	-	-	-	-
Mutual funds	5	168	724	93
Total VaR	61,760	92,257	107,080	67,917

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Banco AV Villas´ market risk weighted assets remained on average around 14.8 % of the total risk-weighted assets during the year ended December 31, 2015 and 13.2% in the year ended December 31, 2014.

Sensitivity analysis

The most significant risk factor in the VaR indicators is interest rate risk. Therefore an interest rate sensitivity analysis to measure the profit impact of 25 basis points (BP) and 50 BP increases in rates on the average debt securities trading portfolio during the years ended December 31, 2015 and December 31, 2014, is included below:

December 31, 2015
	Average Portfolio Value	25 Basis Points	50 Basis Points
Banco de Bogotá	4,831,245	(37,083)	(74,165)
Banco de Occidente	557,088	(1,393)	(2,785)
Banco de Popular	337,014	(1,343)	(2,667)
Banco de AV Villas	141,208	(2,166)	(4,332)

December 31, 2014
	Average Portfolio Value	25 Basis Points	50 Basis Points
Banco de Bogotá	5,651,851	(41,160)	(82,321)
Banco de Occidente	1,375,044	(3,438)	(6,875)
Banco Popular	302,379	(3,092)	(6,129)
Banco de AV Villas	355,714	(3,224)	(6,648)

4.2.2 Investment Price Risk in Equity Instruments

Equity Investments

Through Banco de Bogotá´s subsidiary Corficolombiana, Grupo Aval is exposed to financial asset price risk in equity instruments, due to volatility in their market price.

At December 31, 2015 and December 31, 2014, Corficolombiana and its subsidiaries were exposed to financial asset price risk in equity instruments listed on the stock exchanges as follows Bladex S.A. Clase E, Alimentos Derivados de la Caña, AV Villas, Gas Natural ESP, Bolsa de Valores de Colombia, Empresa de Energía de Bogotá, Mineros S.A. If the share prices of these securities would have been 1% higher or lower at December 31, 2015, the lesser or greater impact on the Corporation’s (OCI) Other Comprehensive Income would be Ps. 6,902 million before taxes during the year ended on December 31, 2015 (Ps. 6,962 million for the year ended on December 31, 2014).

4.3 Structural foreign exchange risk

Grupo Aval ´s financial subsidiaries have agencies and subsidiaries offshore and have assets and liabilities in foreign currencies and thus are exposed to changes in the exchange rates, primarily the United States dollar and the Euro. Foreign exchange risk is present when there are assets and liabilities in foreign currency, when investments are made

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

in subsidiaries and branches abroad, in loan portfolios, and obligations in foreign currency, There is also foreign exchange risk in foreign currency off balance sheet transactions.

Banks in Colombia are authorized by the country’s central bank (Banco de la República) to trade currencies and to maintain balances in foreign currency in accounts abroad. Colombia law allows Banks to maintain a net daily asset or liability position in foreign currency, determined as the difference in foreign currency denominated rights and foreign currency denominated obligations including both on and off balance sheet positions. The average of this difference over three business days cannot exceed twenty percent (20%) of the entity´s regulatory capital. The three business day average in foreign currency can be negative without exceeding five percent (5%) of regulatory capital expressed in US dollars.

There is also a limit to the spot position. This position is determined by the difference between foreign currency-denominated assets and liabilities, excluding derivatives and specific investments. The three-business-day average of the spot foreign currency position cannot exceed fifty percent (50%) of the entity's regulatory capital and it cannot be negative.

In addition, there are limits to the gross leverage position, which is defined as the sum of the rights and obligations in foreign exchange futures contracts, foreign exchange spot transactions maturing in the range of T + 1 day and T + 3 days, and other foreign exchange derivatives. The three business-day average of the gross leverage position cannot exceed five hundred and fifty percent (550%) of the entity's regulatory capital.

The maximum and minimum total foreign currency position and the spot foreign currency position are determined according to the each entities´ regulatory capital. The regulatory capital that is used is that of the last business day of the second prior month at the exchange rate set by the Superintendency of Finance at the end of the previous month.

A substantial amount of Grupo Aval's foreign currency assets and liabilities are in US dollars. Details on the assets and liabilities in foreign currency held by Grupo Aval at December 31, 2015 and December 31, 2014 are shown below:

December 31, 2015

Account	US dollars (Millions)	Euros (Millions)	Other currencies converted to US dollars (Millions)	Total in Colombian pesos (Millons)
Assets
Cash and cash equivalents	3,502	45	907	14,039,490
Investments in debt securities held for trading	141	-	177	999,728
Investments in securities available for sale	2,230	1	329	8,059,671
Investments in debt securities held to maturity	13	-	-	40,819
Available for sale equity securities	-	-	-	512
Trading derivatives	248	35	-	900,106
Loan portfolio financial assets at amortized cost	13,590	2	3,601	54,147,890
Other accounts receivable	1,951	14	94	6,490,126
Hedge derivatives	11	-	-	33,690
Tangible assets	397	-	-	1,250,340
Intangible assets	1,563	-	7	4,944,668
Deferred tax asset	17	-	11	87,555
Other assets	17	-	-	52,680
Total assets	23,680	97	5,126	91,047,275

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Account	US dollars (Millions)	Euros (Millions)	Other currencies converted to US dollars (Millions)	Total in Colombian pesos (Millons)
Liabilities
Trading derivatives	284	3	-	904,309
Customer deposits	12,316	37	4,056	51,691,158
Financial obligations	8,042	55	571	27,315,034
Accounts payable	-	-	-	548
Hedge derivatives	103	-	-	323,172
Allowances	1	-	-	2,342
Income tax liability	69	-	51	378,251
Employee benefits	12	-	42	168,100
Other liabilities	1,768	-	148	6,036,511
Total liabilities	22,595	95	4,868	86,819,425
Net asset (liability) position	1,084	2	257	4,227,850

December 31, 2014

Account	US dollars (Millions)	Euros (Millions)	Other currencies converted to US dollars (Millions)	Total in Colombian pesos (Millons)
Assets
Cash and cash equivalents	3,040	49	976	9,748,362
Investments in debt securities held for trading	328	-	103	1,030,912
Investments in securities available for sale	2,541	18	317	6,889,771
Investments in debt securities held to maturity	18	-	-	43,666
Available for sale equity securities	-	-	-	450
Trading derivatives	408	-	-	976,645
Loan portfolio financial assets at amortized cost	12,690	2	3,081	37,739,367
Other accounts receivable	1,310	1	112	3,402,843
Hedge derivatives	27	-	-	64,834
Tangible assets	391	-	-	935,452
Intangible assets	1,564	-	6	3,756,162
Deferred tax asset	18	-	13	73,449
Other assets	38	-	97	323,882
Total assets	22,373	70	4,705	64,985,795

Account	US dollars (Millions)	Euros (Millions)	Other currencies converted to US dollars (Millions)	Total in Colombian pesos (Millons)
Liabilities
Trading derivatives	454	-	-	1,085,861
Customer deposits	11,344	9	3,459	35,440,865
Financial obligations	7,720	39	601	20,019,634
Accounts payable	-	-	-	-
Hedge derivatives	233	-	-	556,527
Allowances	6	-	25	75,824
Income tax liability	25	-	84	260,889
Employee benefits	19	-	31	119,488
Other liabilities	1,707	-	97	4,317,544
Total liabilities	21,508	48	4,297	61,876,784
Net asset (liability) position	865	22	408	3,109,011

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

January 1, 2014

Account	US dollars (Millions)	Euros (Millions)	Other currencies converted to US dollars (Millions)	Total in Colombian pesos (Millons)
Assets
Cash and cash equivalents	2,553	35	845	6,638,418
Investments in debt securities held for trading	158	-	91	479,676
Investments in securities available for sale	2,378	11	371	5,325,231
Investments in debt securities held to maturity	27	-	-	51,893
Available for sale equity securities	-	-	-	337
Trading derivatives	54	15	-	144,086
Loan portfolio financial assets at amortized cost	12,263	3	2,836	29,100,502
Other accounts receivable	1,039	1	114	2,225,527
Hedge derivatives	9	-	-	17,086
Tangible assets	376	-	-	724,488
Intangible assets	1,561	-	9	3,025,123
Deferred tax asset	19	-	15	65,512
Other assets	17	-	2	35,674
Total assets	20,454	65	4,283	47,833,553

Account	US dollars (Millions)	Euros (Millions)	Other currencies converted to US dollars (Millions)	Total in Colombian pesos (Millons)
Liabilities
Trading derivatives	95	-	-	183,616
Customer deposits	10,666	41	3,529	27,459,593
Financial obligations	7,299	23	692	15,457,255
Accounts payable	-	-	-	-
Hedge derivatives	22	-	-	42,474
Allowances	5	-	22	53,312
Income tax liability	28	-	71	191,569
Employee benefits	23	-	26	94,352
Other liabilities	954	3	16	1,876,976
Total liabilities	19,092	67	4,356	45,359,147
Net asset (liability) position	1,362	(2)	(73)	2,474,406

Grupo Aval’s financial subsidiaries hedge their foreign exchange exposure using derivatives, especially forwards. The net foreign currency position of each subsidiary is monitored on a daily basis.

Grupo Aval has a number of investments in foreign subsidiaries and branches whose net assets are exposed to foreign exchange risk because of the translation gains or losses of the financial statements for consolidation purposes. The exposure arising from net assets in foreign operations is hedged primarily with financial obligations, bonds issued to the market and foreign exchange derivative instruments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Had the peso value of the US dollar increased by Ps. 10 Colombian pesos per US dollar at December 31, 2015, Grupo Aval’s equity would have increased by Ps. 13,406 (Ps 12,737 million in the year ended at December 31, 2014 and Ps. 12,860 million in January 1, 2014). In profit before taxes, Grupo Aval would has increased by Ps. 668 million in the year ended at December 31, 2015, (Ps.122 million decreased in the year ended at December 31, 2014)

4.4 Structural Interest Rate Risk

Grupo Aval´s financial subsidiaries are exposed to fluctuations in market interest rates that impact their financial positions and cash flows, and they monitor their interest rate risk on a daily basis and set limits to the asset and liability mismatches when they are repriced.

Grupo Aval´s Banks analyze their interest rate exposure in a dynamic way. Scenario modelling considers renewal of existing positions, financing alternatives and hedges. With these scenarios, the Banks calculate the profit and loss impact for a given change in interest rates.

The following table shows interest rates exposure for assets and liabilities at December 31, 2015, December 31, 2014 and January 1, 2014. In this table fixed rate instruments are classified according to the maturity date and floating rate instruments are classified according to the repricing date.

December 31, 2015

Assets	Non interest		Less than one month		From one to six months		From six to twelve months		More than a year		Non- monetary		Total
Cash due from banks and Central Bank	Ps.	22,284,977	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	22,284,977
Debt securities held for trading		-		2,904,807		17,342		37,090		102,677		-		3,061,916
Equity Securities held for trading		-		-		-		-		-		1,521,265		1,521,265
Derivatives instruments		-		1,024,972		-		-		-		-		1,024,972
Debt securities available for sale		-		309,623		926,875		833,737		16,917,135		-		18,987,370
Equity Securities available for sale		-		-		-		-		-		697,575		697,575
Debt securities held to maturity		-		1,434,232		696,249		257,130		7,669		-		2,395,280
Service concession arrangements		-		-		-		-		-		1,891,692		1,891,692
Commercial loans and leases, net		-		16,645,170		52,755,681		3,460,470		14,762,184		-		87,623,505
Consumer loans and leases, net		-		1,522,497		4,363,598		2,368,871		32,293,775		-		40,548,741
Mortgages and housing leases, net		-		106,906		3,645,448		276,023		9,276,994		-		13,305,371
Microcredit loans and leases, net		-		280		8,613		355		340,809		-		350,057
Hedging derivatives		-		33,690		-		-		-		-		33,690
Non- Current assets held for sale		-		-		-		-		-		199,475		199,475
Investments in associates and joint ventures		-		-		-		-		-		927,599		927,599
Other account receivables		-		-		1,943,892		37,338		1,220,991		-		3,202,221
Tangible Assets		-		-		-		-		-		6,514,048		6,514,048
Intangible Assets		-		-		-		-		-		10,059,568		10,059,568
Tax assets		-		4,819		33,739		208,554		1,238,088		-		1,485,200
Other assets		-		-		-		-		-		564,742		564,742
Total Assets	Ps.	22,284,977	Ps.	23,986,996	Ps.	64,391,437	Ps.	7,479,568	Ps.	76,160,322	Ps.	22,375,964	Ps.	216,679,264

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Liabilities and shareholders’ equity	Non- interest		Less than one month		From one to six months		From six to twelve months		More than a year		Non- monetary		Total
Checking accounts	Ps.	17,191,326	Ps.	16,239,339	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	33,430,665
Time deposits		-		10,268,170		20,684,957		10,308,182		10,516,057		-		51,777,366
Saving deposits		-		50,298,080		-		-		-		-		50,298,080
Other deposits		448,517		-		-		-		-		-		448,517
Interbank and overnight funds		-		2,955,635		267,082		-		6,252,154		-		9,474,871
Borrowing from banks and other		-		2,127,910		9,193,102		2,855,241		4,574,363		-		18,750,616
Long-term debt		-		1,168,285		3,665,358		336,605		11,396,875		-		16,567,123
Borrowing from development entities		-		779,240		1,659,598		45,171		22,640		-		2,506,649
Trading derivatives		-		1,143,238		-		-		-		-		1,143,238
Hedging derivatives		-		337,750		-		-		-		-		337,750
Provisions		-		-		23,543		508,541		68,142		-		600,226
Tax liabilities		-		5,493		148,114		177,570		1,560,961		-		1,892,138
Employee benefits		-		-		912		76,315		945,062		-		1,022,289
Other liabilities		-		65,596		1,609,039		3,743,595		105,226		-		5,523,456
Controlling interest equity		-		-		-		-		-		14,567,621		14,567,621
Non-controlling interest equity		-		-		-		-		-		8,338,659		8,338,659

Total Liabilities and equity	Ps.	17,639,844	Ps.	85,338,736	Ps.	37,251,705	Ps.	18,051,220	Ps.	35,441,480	Ps.	22,906,280	Ps.	216,679,264

December 31, 2014

Assets	Non- interest		Less than one month		From one to six months		From six to twelve months		More than a year		Non- monetary		Total
Cash due from banks and Central Bank	Ps.	17,269,760	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	17,269,760
Debt securities held for trading		-		3,239,114		16,271		13,540		207,286		-		3,476,211
Equity Securitie held for trading		-		-		-		-		-		1,340,420		1,340,420
Derivatives instruments		-		1,047,837		-		-		-		-		1,047,837
Debt securities available for sale		-		252,245		819,408		1,020,384		15,964,065		-		18,056,102
Equity Securities available for sale		-		-		-		-		-		702,740		702,740
Debt securities held to maturity		-		1,449,672		840,211		339,065		36,886		-		2,665,834
Service concession arrangements		-		-		-		-		-		1,738,598		1,738,598
Commercial loans and leases, net		-		14,799,603		44,181,919		3,258,257		9,686,550		-		71,926,329
Consumer loans and leases, net		-		943,970		3,465,544		1,959,113		26,103,207		-		32,471,834
Mortgages and housing leases, net		-		1,698,647		241,475		71,462		7,666,544		-		9,678,128
Microcredit loans and leases, net		-		1,023		10,405		500		312,519		-		324,447
Hedging derivatives		-		64,834		-		-		-		-		64,834
Non- Current assets held for sale		-		-		-		-		-		211,247		211,247

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Assets	Non- interest		Less than one month		From one to six months		From six to twelve months		More than a year		Non- monetary		Total
Investments in associates and joint ventures		-		-		-		-		-		717,185		717,185
Other account receivables		-		25,510		858,771		28,542		1,320,550		-		2,233,373
Tangible assets		-		-		-		-		-		5,886,733		5,886,733
Intangible assets		-		-		-		-		-		8,098,056		8,098,056
Tax assets		-		-		3,863		58,718		377,461		-		440,042
Other assets		-		-		-		-		-		492,464		492,464
Total assets	Ps.	17,269,760	Ps.	23,522,455	Ps.	50,437,867	Ps.	6,749,581	Ps.	61,675,068	Ps.	19,187,443	Ps.	178,842,174

Liabilities and shareholders’ equity	Non- interest		Less than one month		From one to six months		From six to twelve months		More than a year		Non- monetary		Total
Checking accounts	Ps.	15,385,980	Ps.	13,370,701	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	28,756,681
Saving deposits		-		42,253,448		-		-		-		-		42,253,448
Time deposits		-		11,180,203		20,274,864		6,121,428		4,571,334		-		42,147,829
Other deposits		370,534		-		-		-		-		-		370,534
Interbank and overnight funds		-		1,732,317		-		-		3,232,051		-		4,964,368
Borrowing from banks and other		-		1,097,343		6,729,483		1,214,377		4,644,615		-		13,685,818
Long-term debt		-		1,274,693		3,402,204		575,790		8,877,420		-		14,130,107
Borrowing from development entities		-		685,778		1,319,912		59,500		43,346		-		2,108,536
Derivative instruments		-		1,183,079		-		-		-		-		1,183,079
Hedging derivatives		-		559,479		-		-		-		-		559,479
Provisions		-		48,550		-		627,756		68,346		-		744,652
Tax liabilities		-		-		110,670		110,211		1,470,458		-		1,691,339
Employee benefits		-		-		555		68,711		906,421		-		975,687
Other liabilities		-		52,904		1,326,385		2,493,496		41,868		-		3,914,653
Controlling interest equity		-		-		-		-		-		13,668,021		13,668,021
Non-controlling interest equity		-		-		-		-		-		7,687,943		7,687,943
Total Liabilities and equity	Ps.	15,756,514	Ps.	73,438,495	Ps.	33,164,073	Ps.	11,271,269	Ps.	23,855,859	Ps.	21,355,964	Ps.	178,842,174

January 1, 2014

Assets	Non- Interest		Less than one month		From one to six months		From six to twelve months		More than a year		Non- monetary		Total
Cash due from banks and Central Bank	Ps.	14,599,348	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	14,599,348
Debt securities held for trading		-		5,469,062		24,892		39,638		124,200		-		5,657,792
Equity Securities held for trading		-		-		-		-		-		1,257,074		1,257,074
Derivatives instruments		-		175,559		-		-		-		-		175,559
Debt securities available for sale		-		251,976		447,300		2,032,751		11,415,888		-		14,147,915
Equity Securities available for sale		-		-		-		-		-		667,738		667,738
Debt securities held to maturity		-		1,686,725		546,653		510,493		296,493		-		3,040,364
Service concession arrangements		-		-		-		-		-		1,565,709		1,565,709
Commercial loans and leases, net		-		13,175,328		38,916,182		1,823,274		10,253,434		-		64,168,218
Consumer loans and leases, net		-		939,553		3,083,040		1,179,499		22,195,736		-		27,397,828
Mortgages and housing leases, net		-		1,182,610		177,866		16,777		5,652,506		-		7,029,759
Microcredit loans and leases, net		-		3,900		13,572		775		306,599		-		324,846
Hedging derivatives		-		17,086		-		-		-		-		17,086
Non- Current assets held for sale		-		-		-		-		-		303,721		303,721
Investments in associates and joint ventures		-		-		-		-		-		564,807		564,807
Other account receivables		-		23,125		648,337		-		1,097,341		-		1,768,803
Tangible assets		-		-		-		-		-		5,467,672		5,467,672
Intangible assets		-		-		-		-		-		7,101,726		7,101,726
Tax assets		-		-		753		49,606		179,503		-		229,862
Other assets		-		-		-		-		-		372,369		372,369
Total assets	Ps.	14,599,348	Ps.	22,924,924	Ps.	43,858,595	Ps.	5,652,813	Ps.	51,521,700	Ps.	17,300,816	Ps.	155,858,196

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Liabilities and shareholders’ equity	Non- interest		Less than one month		From one to six months		From six to twelve months		More than a year		Non- monetary		Total
Checking accounts	Ps.	14,465,269	Ps.	10,383,162	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	24,848,431
Saving deposits		-		42,433,920		-		-		-		-		42,433,920
Time deposits		-		7,893,150		15,839,441		5,288,306		3,935,511		-		32,956,408
Other deposits		314,235		-		-		-		-		-		314,235
Interbank and overnight funds		-		1,029,366		-		-		4,311,023		-		5,340,389
Borrowing from banks and other		-		1,090,999		5,461,174		1,298,315		2,902,537		-		10,753,025
Long-term debt		-		1,454,604		2,897,583		135,204		8,260,256		-		12,747,647
Borrowing from development entities		-		793,210		1,148,608		67,334		99,612		-		2,108,764
Derivative instruments		-		214,542		-		-		-		-		214,542
Hedging derivatives		-		47,415		-		-		-		-		47,415
Provisions		-		40,761		-		607,724		100,525		-		749,010
Tax liabilities		-		-		150,695		120,857		1,431,195		-		1,702,747
Employee benefits		-		-		575		64,702		888,859		-		954,136
Other liabilities		-		64,438		1,507,123		2,260,607		15,921		-		3,848,089
Controlling interest equity		-		-		-		-		-		10,264,062		10,264,062
Non-controlling interest equity		-		-		-		-		-		6,575,376		6,575,376
Total Liabilities and equity	Ps.	14,779,504	Ps.	65,445,567	Ps.	27,005,199	Ps.	9,843,049	Ps.	21,945,439	Ps.	16,839,438	Ps.	155,858,196

In case interest rates would have decreased by 50 basis points while all the other variables remained constant assuming a one year period, Grupo Aval´s profits would have increased by Ps.8,668 at December 31 ,2015 and Ps. 9,755 at December 31, 2014, mainly as a result of a lower interest expense.

In case interest rates would have increased by in 50 basis points while all the other variables remained constant, assuming a one year period, Grupo Aval´s profits would have decreased by Ps. 8,668 at December 31, 2015 and Ps. 9,755 at December 31, 2014, mainly as a result of a reduction in the fair value of investments in financial assets classified at fair value with adjustment to income.

The following is a breakdown of interest bearing assets and liabilities, by interest rate type and by maturity, at December 31, 2015, December 31, 2014 and January 1, 2014.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31, 2015

	Under one year				Over one year
Assets	Variable		Fixed		Variable		Fixed		Total
Debt securities held for trading	Ps.	25,867	Ps.	715,848	Ps.	150,169	Ps.	2,170,032	Ps.	3,061,916
Debt securities available for sale		50,347		1,927,304		876,471		16,133,248		18,987,370
Debt securities held to maturity		2,039,315		346,869		1,740		7,356		2,395,280
Commercial loans and leases, net		26,441,132		13,483,063		35,102,377		12,596,933		87,623,505
Consumer loans and leases, net		717,953		13,765,526		3,640,010		22,425,252		40,548,741
Mortgages and housing leases, net		11,437		488,377		3,817,816		8,987,741		13,305,371
Microcredit loans and leases, net		1,972		178,039		5,998		164,048		350,057
Total Assets	Ps.	29,288,023	Ps.	30,905,026	Ps.	43,594,581	Ps.	62,484,610	Ps.	166,272,240

	Under one year				Over one year
Liabilities	Variable		Fixed		Variable		Fixed		Total
Time deposits		11,811,239		28,242,830		6,892,867		4,830,430		51,777,366
Saving deposits		25,919		50,272,161		-		-		50,298,080
Other deposits		-		448,517		-		-		448,517
Interbank and overnight funds		-		9,474,871		-		-		9,474,871
Borrowing from banks and other		3,108,030		4,541,631		5,719,763		5,381,192		18,750,616
Long-term debt		626,379		784,858		5,050,759		10,105,127		16,567,123
Borrowing from development entities		132,962		11,949		2,340,016		21,722		2,506,649
Total Liabilities	Ps.	15,704,529	Ps.	93,776,817	Ps.	20,003,405	Ps.	20,338,471	Ps.	149,823,222

December 31, 2014

	Under one year				Over one year
Assets	Variable		Fixed		Variable		Fixed		Total
Debt securities held for trading	Ps.	107,725	Ps.	720,302	Ps.	177,731	Ps.	2,470,453	Ps.	3,476,211
Debt securities available for sale		123,002		1,959,863		152,598		15,820,639		18,056,102
Debt securities held to maturity		2,164,403		464,726		9,547		27,158		2,665,834
Commercial loans and leases, net		25,758,971		9,459,352		29,800,340		6,907,666		71,926,329
Consumer loans and leases, net		710,932		10,430,230		1,995,172		19,335,500		32,471,834
Mortgages and housing leases, net		12,883		325,089		1,830,153		7,510,003		9,678,128
Microcredit loans and leases, net		2,335		156,330		6,643		159,139		324,447
Total Assets	Ps.	28,880,251	Ps.	23,515,892	Ps.	33,972,184	Ps.	52,230,558	Ps.	138,598,885

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Under one year				Over one year
Liabilities	Variable		Fixed		Variable		Fixed		Total
Time deposits		4,649,908		25,038,871		8,629,030		3,830,020		42,147,829
Saving deposits		6,651		42,246,797		-		-		42,253,448
Other deposits		-		370,534		-		-		370,534
Interbank and overnight funds		-		4,964,368		-		-		4,964,368
Borrowing from banks and other		2,851,048		2,332,346		2,091,502		6,410,922		13,685,818
Long-term debt		601,465		474,474		5,293,562		7,760,606		14,130,107
Borrowing from development entities		364,407		14,772		1,674,570		54,787		2,108,536
Total	Ps.	8,473,479	Ps.	75,442,162	Ps.	17,688,664	Ps.	18,056,335	Ps.	119,660,640

January 1, 2014

	Under one year				Over one year
Assets	Variable		Fixed		Variable		Fixed		Total
Debt securities held for trading	Ps.	118,759	Ps.	1,902,853	Ps.	446,098	Ps.	3,190,082	Ps.	5,657,792
Debt securities available for sale		103,692		2,017,335		342,361		11,684,527		14,147,915
Debt securities held to maturity		2,586,588		160,835		121,170		171,771		3,040,364
Commercial loans and leases, net		25,451,038		7,501,681		26,565,851		4,649,648		64,168,218
Consumer loans and leases ,net		865,450		9,530,954		1,526,727		15,474,697		27,397,828
Mortgages and housing leases ,net		14,339		223,016		1,498,476		5,293,928		7,029,759
Microcredit loans and leases, net		1,454		104,794		7,135		211,463		324,846
Total assets	Ps.	29,141,320	Ps.	21,441,468	Ps.	30,507,818	Ps.	40,676,116	Ps.	121,766,722

	Under one year				Over one year
Liabilities	Variable		Fixed		Variable		Fixed		Total
Time deposits		4,949,331		20,436,287		4,924,490		2,646,300		32,956,408
Saving deposits		4,135		42,429,785		-		-		42,433,920
Other deposits		-		314,235		-		-		314,235
Interbank and overnight funds		-		5,340,389		-		-		5,340,389
Borrowing from banks and other		2,790,473		1,815,085		1,730,866		4,416,601		10,753,025
Long-term debt		596,435		278,092		5,299,293		6,573,827		12,747,647
Borrowing from development entities		284,960		20,509		1,712,992		90,303		2,108,764
Total	Ps.	8,625,334	Ps.	70,634,382	Ps.	13,667,641	Ps.	13,727,031	Ps.	106,654,388

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

4.5 Liquidity Risk

Liquidity risk is related to the inability of Grupo Aval´s financial subsidiaries to fulfill their obligations with customers, financial market counterparties, lenders, suppliers, authorities or other stake holders at any given moment, in any currency and in any location. Each entity reviews its available resources on a daily basis in order to control its liquidity risk.

Grupo Aval´s financial subsidiaries manage liquidity risk according to the standard model established by the Superintendency of Finance and to the general rules of liquidity risk management. This is done by adopting the basic principles of the Liquidity Risk Management Systems (SARL in Spanish), which sets the minimum reasonable parameters that the entities must monitor in their operations to effectively manage liquidity risk.

To measure liquidity risk, a liquidity risk indicator (LRI) is calculated weekly for periods of 7, 15 and 30 days, as established in the Superintendent of Finance’s standard model.

Grupo Aval´s financial subsidiaries assess the volatility of deposits, debt levels, the asset and liability structure, the liquidity of different asset types, the availability of lines of credit and the effectiveness of asset and liability management. The objective is to have adequate liquidity to manage possible stress scenarios.

The quantification of money market funding is an integral part of the liquidity measurement that each entity does. Based on statistical analyses, primary and secondary sources of liquidity are identified in order to ensure funding stability, diversification and to minimize concentration. Funds are assigned to the different business lines according to the budget and the nature and depth of the markets.

Resource availability is monitored on a daily basis, not only to meet reserve requirements, but also to forecast and/or anticipate potential changes in the entities´ liquidity risk profile and to make the appropriate changes in strategy. The Banks have liquidity warning indicators to analyze the current situation and to implement the adequate strategy. These indicators include the LRI, deposit concentration levels and use of the Central Bank's discount window.

Senior management of Grupo Aval´s financial subsidiaries monitor the institution’s liquidity situation and make the necessary decisions by means of the asset and liability committees. These committees analyze the high-quality liquid assets that must be maintained, tolerance in liquidity management or minimum liquidity levels, the strategies for granting loans and obtaining funds; policies regarding placement of excess liquidity, changes in the characteristics of new and existing products, diversification of funding sources to prevent deposit concentration, hedging strategies; the entities´ income statement, and changes in the balance sheet structure.

Banks in Colombia must maintain cash on hand and in Central Bank deposits in order to comply with reserve requirements. The reserve requirement calculation is based upon the daily average of the different types of deposits on a biweekly basis. The reserve requirement percentage is currently 11% for demand and savings deposits and 4.5% for time deposits with a maturity of less than 180 days; if the maturity is greater than 180 days the applicable reserve requirement is 0%. Grupo Aval´s Banks and financial subsidiaries have always met their reserve requirements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The following is a breakdown by time bands of the Liquid Assets and the LRI – Liquidity Risk Indicator for the specified time band at December 31, 2015 and December 31, 2014.

December 31, 2015

Bank	Liquid assets available at the end of the year (1)	1 to 7 days (2)	8 to 15 days (2)	16 to 30 days (2)	31 to days and over (2)
Banco de Bogotá	8,131,840	7,301,750	6,391,286	5,216,459	(2,655,421)
Banco Occidente	4,453,199	4,044,406	3,831,863	3,747,533	1,005,251
Banco Popular	2,043,060	1,678,428	1,462,554	1,357,190	112,105
Banco AV Villas	2,124,199	1,857,759	1,697,483	1,640,919	484,801

December 31, 2014

Bank	Liquid assets available at the end of the year (1)	1 to 7 days (2)	8 to 15 days (2)	16 to 30 days (2)	31 to days and over (2)
Banco de Bogotá	8,446,976	7,268,393	6,496,064	5,792,518	(1,402,356)
Banco Occidente	6,376,870	6,092,750	5,893,988	5,610,144	3,177,002
Banco Popular	1,926,410	1,681,057	1,458,446	1,316,627	7,872
Banco AV Villas	3,070,805	2,842,694	2,689,207	2,581,660	1,215,060

(1) Liquid assets are the sum of the assets that are readily convertible to cash. These assets include cash on hand and bank deposits including Central Bank deposits, securities or coupons that have been transferred to the entity in money market transactions and have not been used in borrowing operations in the money market, investments in debt securities recorded at fair value, investments in mutual funds with no withdrawal restrictions, and debt securities carried at amortized cost, provided they are legally required or “mandatory” investments, subscribed in the primary market and that can be used for money market operations. The value of the liquid assets mentioned above, is calculated at the fair value market price on the date of the assessment.

(2) This amount is the remaining value of the liquid assets in the specified time period, or the LRI, that is calculated as the difference among the liquid assets and the liquidity requirement. The liquidity requirement is the difference of contractual cash inflows and contractual and non-contractual cash outflows during the period according to the LRI methodology..

The liquidity calculations described above assume normal liquidity conditions, according to the contractual flows and historical experience of each Bank. In extreme liquidity events caused by unusual deposit withdrawals, the Banks have contingency plans that include available credit lines with other financial institutions and access to special lines of credit with Colombia´s Central Bank, in accordance with current regulations. These lines of credit are granted when required and are collateralized by Colombian government securities and by a portfolio of high quality loans, as specified in the Central Bank regulations. Grupo Aval´s Banks and its financial subsidiaries did not access the Central Bank special lines of credit during the years ended at December 31, 2015 and December 31, 2014.

The following is a breakdown by contractual maturities of the financial assets and liabilities and other monetary assets and liabilities at December 31, 2015, December 31, 2014 and January 1, 2014.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31, 2015

Assets	Less than one month		From one to six months		From six to twelve months		More than a year		Total
Cash due from banks and Central Bank	Ps.	22,284,977	Ps.	-	Ps.	-	Ps.	-	Ps.	22,284,977
Debt securities held for trading		2,904,807		17,342		37,090		102,677		3,061,916
Debt securities available for sale		189,078		933,694		855,058		17,009,540		18,987,370
Debt securities held to maturity		730,486		719,020		926,499		19,275		2,395,280
Commercial loans and leases, net		11,866,335		18,039,922		11,949,772		45,767,476		87,623,505
Consumer loans and leases, net		1,193,997		3,659,083		4,739,794		30,955,867		40,548,741
Mortgages and housing leases, net		43,482		222,228		235,301		12,804,360		13,305,371
Microcredit loans and leases, net		16,509		77,168		86,827		169,553		350,057
Other account receivables		-		81,741		3,098,619		21,861		3,202,221
Derivatives instruments		1,024,972		-		-		-		1,024,972
Hedging derivatives		33,690		-		-		-		33,690
Tax assets		4,819		33,739		217,076		1,229,566		1,485,200
Total Assets	Ps.	40,293,152	Ps.	23,783,937	Ps.	22,146,036	Ps.	108,080,175	Ps.	194,303,300

Liabilities	Less than one month		From one to six months		From six to twelve months		More than a year		Total
Derivatives Instruments	Ps.	1,143,238	Ps.	-	Ps.	-	Ps.	-	Ps.	1,143,238
Checking accounts		33,430,665		-		-		-		33,430,665
Time deposits		8,287,769		20,300,461		11,609,366		11,579,770		51,777,366
Saving deposits		50,298,080		-		-		-		50,298,080
Other deposits		448,517		-		-		-		448,517
Interbank and overnight funds		9,207,789		267,082		-		-		9,474,871
Borrowing from banks and other		1,032,033		4,027,270		4,463,008		9,228,305		18,750,616
Long-term debt		196,701		965,278		611,693		14,793,451		16,567,123
Borrowing from development entities		31,442		124,539		200,939		2,149,729		2,506,649
hedging derivatives		337,750		-		-		-		337,750
Provisions		-		23,543		508,541		68,142		600,226
Tax liabilities		5,493		148,114		177,571		1,560,960		1,892,138
Employee benefits		-		912		392,705		628,672		1,022,289
Other liabilities		65,596		1,609,039		3,743,595		105,226		5,523,456
Total Liabilities	Ps.	104,485,073	Ps.	27,466,238	Ps.	21,707,418	Ps.	40,114,255	Ps.	193,772,984

December 31, 2014

Assets	Less than one month		From one to six months		From six to twelve months		More than a year		Total
Cash due from banks and Central Bank	Ps.	17,269,760	Ps.	-	Ps.	-	Ps.	-	Ps.	17,269,760
Debt securities held for trading		3,239,114		16,271		13,540		207,286		3,476,211
Debt securities available for sale		216,135		836,707		1,030,049		15,973,211		18,056,102
Debt securities held to maturity		756,689		926,231		934,371		48,543		2,665,834
Commercial loans and leases, net		6,918,915		17,293,323		11,813,840		35,900,251		71,926,329
Consumer loans and leases, net		936,860		2,983,340		3,902,554		24,649,080		32,471,834
Mortgages and housing leases, net		69,458		142,753		129,176		9,336,741		9,678,128
Microcredit loans and leases, net		13,908		66,651		81,097		162,791		324,447
Other account receivables		-		63,197		824,116		1,346,060		2,233,373
Derivatives instruments		1,047,837		-		-		-		1,047,837
Hedging derivatives		64,834		-		-		-		64,834
Tax assets		22,912		3,864		74,048		339,218		440,042
Total assets	Ps.	30,556,422	Ps.	22,332,337	Ps.	18,802,791	Ps.	87,963,181	Ps.	159,654,731

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Liabilities	Less than one month		From one to six months		From six to twelve months		More than a year		Total
Derivative instruments	Ps.	1,183,079	Ps.	-	Ps.	-	Ps.	-	Ps.	1,183,079
Checking accounts		28,756,681		-		-		-		28,756,681
Time deposits		5,807,555		17,363,239		9,200,628		9,776,407		42,147,829
Saving deposits		42,253,448		-		-		-		42,253,448
Other deposits		370,534		-		-		-		370,534
Interbank and overnight funds		4,790,531		173,837		-		-		4,964,368
Borrowing from banks and other		662,341		3,458,628		1,614,619		7,950,229		13,685,818
Long-term debt		97,608		921,123		1,105,290		12,006,086		14,130,107
Borrowing from development entities		26,460		122,326		224,041		1,735,709		2,108,536
Hedging derivatives		559,479		-		-		-		559,479
Provisions		48,550		-		627,756		68,346		744,652
Tax liabilities		-		110,669		110,211		1,470,459		1,691,339
Employee benefits		-		555		256,869		718,263		975,687
Other liabilities		52,904		3,813,663		6,220		41,867		3,914,654
Total liabilities	Ps.	84,609,170	Ps.	25,964,040	Ps.	13,145,634	Ps.	33,767,366	Ps.	151,486,210

January 1, 2014

Assets	Less than one month		From one to six months		From six to twelve months		More than a year		Total
Cash due from banks and Central Bank	Ps.	14,599,348	Ps.	-	Ps.	-	Ps.	-	Ps.	14,599,348
Debt securities held for trading		5,469,062		24,892		19,737		144,101		5,657,792
Debt securities available for sale		236,718		905,181		2,357,198		10,648,818		14,147,915
Debt securities held to maturity		601,748		815,379		1,321,928		301,309		3,040,364
Commercial loans and leases, net		6,943,472		14,440,110		9,984,032		32,800,604		64,168,218
Consumer loans and leases, net		784,692		2,620,715		3,241,997		20,750,424		27,397,828
Mortgages and housing leases, net		32,357		100,158		110,257		6,786,987		7,029,759
Microcredit loans and leases, net		8,987		47,948		49,314		218,597		324,846
Other account receivables		-		42,344		605,992		1,120,467		1,768,803
Derivatives instruments		175,559		-		-		-		175,559
Hedging derivatives		17,086		-		-		-		17,086
Tax assets		(643,589)		2,861		870,590		-		229,862
Total Assets	Ps.	28,225,440	Ps.	18,999,588	Ps.	18,561,045	Ps.	72,771,307	Ps.	138,557,380

Liabilities	Less than one month		From one to six months		From six to twelve months		More than a year		Total
Derivative instruments	Ps.	214,542	Ps.	-	Ps.	-	Ps.	-	Ps.	214,542
Checking accounts		24,848,431		-		-		-		24,848,431
Time deposits		4,685,771		13,779,126		7,050,748		7,440,763		32,956,408
Saving deposits		42,433,920		-		-		-		42,433,920
Other deposits		314,235		-		-		-		314,235
Interbank and overnight funds		5,261,541		78,848		-		-		5,340,389
Borrowing from banks and other		394,173		2,828,320		1,656,554		5,873,978		10,753,025
Long-term debt		67,544		617,874		270,445		11,791,784		12,747,647
Borrowing from development entities		19,405		129,322		157,061		1,802,976		2,108,764
Hedging derivatives		47,415		-		-		-		47,415
Provisions		40,761		-		607,725		100,524		749,010
Tax liabilities		-		150,695		120,857		1,431,195		1,702,747
Employee benefits		-		575		229,791		723,770		954,136
Other liabilities		64,438		1,507,123		2,260,606		15,922		3,848,089
Total liabilities	Ps.	78,392,176	Ps.	19,091,883	Ps.	12,353,787	Ps.	29,180,912	Ps.	139,018,758

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

4.6 Regulatory capital management

Grupo Aval is not subject to requirements of minimum capital, both at the separate and at the consolidated levels. Consequently, regulatory capital management of Grupo Aval focuses on complying with requirements at the financial subsidiaries level, pursuant to the rules established under Colombian law and regulation or under the laws and regulation of the jurisdictions where the subsidiaries operate.

Banks and Finance Corporations are subject to a “Total Solvency Risk Ratio” (Total Regulatory Capital/Risk Weighted Assets) of at least 9% and a “Basic Solvency Risk Ratio” (Basic Ordinary Regulatory Capital/Risk Weighted Assets) of at least 4.5%.

As of December 31, 2015 and December 31, 2014, all of Grupo Aval´s financial subsidiaries comply with minimum regulatory capital requirements.

Following is the detail of the calculation of the minimum regulatory capital, required for the banks of Grupo Aval in Colombia:

December 31, 2015
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco Av Villas
Regulatory capital

Basic ordinary equity
Subscribed and paid capital	Ps.	3,313	Ps.	4,677	Ps.	77,253	Ps.	22,297
Additional paid-in shares		5,721,621		720,417		63,060		234,672
Legal reserve		4,585,221		2,407,310		-		712,822
Retained earnings		-		-		1,694,571		-
Accumulated losses		-		(24,407)		(5,522)		-
Capital Investments made in other financial entities		(23,493)		(141,343)		(2,670)		(16,560)
Adjustment for translation of financial statements		-		(9,567)		-		-
Non- controlling interests		1,138,099		6,907		27,015		-
Deferred income tax, net		(884,929)		-		-		-
Intangible assets		(2,630,447)		-		(18,397)		-
	Ps.	7,909,385	Ps.	2,963,994	Ps.	1,835,310	Ps.	953,231
Basic additional equity
Subscribed and paid capital		-		-		-		176
Subordinate debts		3,905,158		400,000		-		-
Unrealized losses on debt financial assets		(373,646)		(116,656)		(89,920)		(71,932)
Unrealized losses equity financial assets		(18,220)		-		177,607		-
Impairment on investments available for sale		(8,282)		(791)		(66)		-
Allowance and Impairment, for loans and receivables		22,513		8,377		2,617		15,456
Net income of the year		465,368		-		-		-
Voluntary reserves		-		-		-		79,952
Non- controlling interests		799,394		2,503		-		-
50% of tax reserve		102,568		79,052		7,755		1,274
50% of assets revaluations		149,734		47,789		6,379		929
Bonds mandatorily convertible into shares of the bank		(278)		-		-		-
	Ps.	5,044,309	Ps.	420,274	Ps.	104,372	Ps.	25,855

Total regulatory capital	Ps.	12,953,694	Ps.	3,384,268	Ps.	1,939,682	Ps.	979,086

Assets Weighted by Risk Level

Credit Risk
Category I (Maximum security assets weighted at 0%)	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Category II (maximum security assets weighted at 20%)		1,482,712		241,548		30,350		39,948
Category III (maximum security assets that weight to 50%)		5,525,773		566,195		168,545		860,431
Category IV (other assets in risk weighted at 100%)		105,229,131		28,432,870		15,476,357		6,864,873
Total Credit Risk	Ps.	112,237,616	Ps.	29,240,613	Ps.	15,675,252	Ps.	7,765,252
Market Risk		9,432,463		1,599,787		150,630		1,226,157
Operating Risk		-		-		-		-
Total assets weighted by risk	Ps.	121,670,079	Ps.	30,840,400	Ps.	15,825,882	Ps.	8,991,409
Total solvency risk index.		10.65%		10.97%		12.26%		10.89%
Basic solvency risk index.		6.50%		9.61%		11.60%		10.60%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

At December 31, 2014
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco Av Villas
Technical Equity

Basic ordinary equity
Subscribed and Paid Capital	Ps.	3,063	Ps.	4,677	Ps.	77,253	Ps.	22,297
Additional paid-in shares		5,721,621		720,445		63,060		234,672
Legal reserve		3,561,163		-		-		642,790
Retained earnings		-		1,721,959		1,523,300		-
Accumulated losses		-		(7,088)		-		-
Capital Investments made by other financial entities		(55,604)		(4,078)		(1,295)		(16,560)
Adjustment for translation of financial statements		-		-		-		-
Non- controlling interests		937,939		10,269		13,113		-
Deferred income tax, net		(168,816)		-		(8,332)		(5,807)
Intangible assets		(1,810,159)		-		-		-
Non amortized amount of liabilities of post-employment benefits		(13,097)		-		(42,165)		-
	Ps.	8,176,110	Ps.	2,446,184	Ps.	1,624,934	Ps.	877,392
Basic additional equity
Subscribed and paid capital		-		-		-		176
Subordinate debts		1,845,180		400,000		20,912		-
Accumulated losses on debt securities		(121,413)		(18,506)		(43,206)		(16,615)
Gains (losses) in equity securities unrealized		27,610		-		174,799		-
Impairment on Investments available for sale		-		-		-		-
Impairment value (provision) general		16,451		1,343		1,404		13,000
Valorization Investments available for sale		-		39,104		-		-
Impairment on Investments available for sale		171		(356)		-		-
Profits for the current period		179,499		282,178		86,597		-
Occasional reserves		406,588		-		-		79,952
Non- controlling interests		993,264		-		598		-
50% of tax reserve		111,295		90,980		6,393		894
50% of assets valuations		90,427		-		1,018		228
Bonds mandatorily convertible into shares		(56,783)		-		-		-
	Ps.	3,492,289	Ps.	794,743	Ps.	248,515	Ps.	77,635

Total regulatory capital	Ps.	11,668,399	Ps.	3,240,927	Ps.	1,873,449	Ps.	955,027

Assets Weighted by Risk Level

Credit Risk
Category I (Maximum security assets weighted at 0%)	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Category II (maximum security assets weighted at 20%)		1,118,281		132,050		47,870		(899)
Category III (maximum security assets that weight to 50%)		4,836,211		591,479		335,102		741,725
Category IV (other assets in risk weighted at 100%)		86,392,261		24,128,257		13,551,897		6,078,037
Total Credit Risk	Ps.	92,346,753	Ps.	24,851,786	Ps.	13,934,869	Ps.	6,818,863
Market Risk		9,027,722		2,718,097		133,328		758,044
Operating Risk		-		-		-		-
Total assets weighted by risk	Ps.	101,374,475	Ps.	27,569,883	Ps.	14,068,197	Ps.	7,576,907
Total solvency risk index.		11.51%		11.76%		12.15%		12.60%
Basic solvency risk index.		8.01%		8.86%		10.54%		11.58%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

4.7 Legal Risk

The Legal Division of Grupo Aval supports operational risk management in its particular area of expertise. Specifically this division, defines and institutes the necessary procedures to adequately control the legal risks inherent in banking operations making sure these controls meet legal standards and are properly documented. It also analyzes and drafts contracts for operations carried out by the different business units.

As to the legal situation of each subsidiary, the respective contingencies have been provisioned appropriately and whenever required. In accordance with IAS 37 on the subject of provisions, Grupo Aval has assessed the claims filed against it, based on the analysis and opinions of the lawyers in charge.

With regard to copyrights, each subsidiary in Grupo Aval uses only software or licenses that have been acquired legally and allows only officially approved software to be used on its computers.

Details of the suits filed against Grupo Aval are provided in Note 23and 27 to the financial statements.

NOTE 5 – ESTIMATE OF FAIR VALUE

The fair value of the financial assets and liabilities traded in active markets (such as financial assets in debt securities and equity certificates and derivatives actively listed in stock exchanges or interbank markets) is based on dirty prices supplied by a price vendor.

An active market is a market wherein transactions for assets or liabilities are carried out with sufficient frequency and volume in order to provide price information on an ongoing basis. A dirty price is that which includes accrued and pending interest on the security, as from the date of issuance or last payment of interest, until the date in which the purchase and sale operation is due. The fair value of financial assets and liabilities that are not traded in an active market is determined through appraisal techniques determined by the price supplier or by the management of Grupo Aval’s entities. Appraisal techniques used for non-standardized financial instruments such as options, foreign exchange swaps and derivatives of the over-the-counter market include the use of interest rates or currencies assessment curves built by market prices data providers and extrapolated to the specific conditions of the instrument that is appraised, discounted cash flow analysis, options pricing models and other valuation techniques commonly used by the market participants who use to the maximum the market data and the least possible on specific data of entities.

Grupo Aval may use models developed internally for financial instruments that do not possess active markets. These models are usually based on valuation techniques and methods generally standardized in the financial sector. The valuation models are mainly used for appraising equity financial equity instruments not listed on the stock exchange, debt certificates and other debt instruments for which the markets were or have been inactive during the financial period. Some inputs of these models may not be observable in the market and are therefore estimated based on assumptions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The output of a model is always an estimate or approximation of a value that cannot be determined with certainty, and the valuation techniques used may not fully reflect all the factors relevant to the positions of Grupo Aval. Therefore, the appraisals are adjusted, if necessary, to allow additional factors, including country risk, liquidity risks and counterpart risks.

The fair value hierarchy has the following levels:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for assets or liabilities identical to those which the entity can access as of the date of measurement.
•	Level 2 inputs are inputs different than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly in non-active markets.
•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which fair value measurement is classified in whole is determined based on the input of the lowest level that is most significant for measuring its total fair value. For such purpose, the relevance of an input is assessed in connection with the measurement of the total fair value. Financial instruments that are listed in markets that are not deemed active, but which are valued based in accordance with quoted market prices, quotes from price vendors or alternative price sources supported by observable inputs, are classified in Level 2.

If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, this measurement is a Level 3 measurement. The assessment of the importance of a particular input to the measurement of fair value in whole requires judgment, taking into account specific factors of the asset or liability.

Determining what is deemed as 'observable' requires a significant judgment by Grupo Aval. Grupo Aval considers as observable data the market data, which are already available, distributed or updated by the price suppliers, which are reliable and verifiable, with no property rights, and provided by independent sources which are actively involved in the reference market.

5.1. Measurements of Fair Value on a Recurring Basis

Measurements of fair value on a recurring basis are those, which IFRS accounting standards require or allow in financial position statement at the end of each accounting period.

The following table analyses, within the hierarchy of fair value, the assets and liabilities (by class) of Grupo Aval, measured at fair value as of December 31, 2015 and 2014 and January 1, 2014 on a recurring basis.

December 31, 2015

	Level 1		Level 2		Level 3		Total
Assets

Trading debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	734,028	Ps.	762,006	Ps.	-	Ps.	1,496,034
Securities issued or secured by other entities of the Colombian Government		-		28,420		-		28,420
Securities issued or secured by other financial entities		-		433,650		-		433,650
Securities issued or secured by entities of the real sector		-		20,513		-		20,513
Other		-		72,111		11,460		83,571

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Level 1		Level 2		Level 3		Total
In Foreign Currency
Securities issued or secured by other entities of the Colombian Government		335		21,854		-		22,189
Securities issued or secured by foreign Governments		1,543		84,912		-		86,455
Securities issued or secured by central banks		-		518,242		-		518,242
Securities issued or secured by other financial entities		-		363,042		-		363,042
Securities issued or secured by entities of the real sector		-		189		-		189
Other		-		9,611		-		9,611
	Ps.	735,906	Ps.	2,314,550	Ps.	11,460	Ps.	3,061,916
Investments in debt securities available for sale
In Colombian Pesos
Securities issued or secured by the Colombian Government		7,666,596		3,016,856		-		10,683,452
Securities issued or secured by other entities of the Colombian Government		-		66,766		-		66,766
Securities issued or secured by other financial entities		-		123,655		-		123,655
Securities issued or secured by entities of the real sector		-		17,699		-		17,699
Other		-		11,510		24,617		36,127

In Foreign Currency
Securities issued or secured by Colombian Government		-		1,347,348		-		1,347,348
Securities issued or secured by other entities of the Colombian Government		44,034		447,717		-		491,751
Securities issued or secured by foreign Governments		-		1,961,755		-		1,961,755
Securities issued or secured by central banks		-		288,975		-		288,975
Securities issued or secured by other financial entities		341,578		2,841,543		-		3,183,121
Securities issued or secured by entities of the real sector		71,215		694,485		-		765,700
Other		-		21,021		-		21,021
	Ps.	8,123,423	Ps.	10,839,330	Ps.	24,617	Ps.	18,987,370
	Ps.	8,859,329	Ps.	13,153,880	Ps.	36,077	Ps.	22,049,286

Equity securities
Trading equity securities		-		1,521,265		-		1,521,265
Investments in equity securities available for sale		620,212		77,363		-		697,575
	Ps.	620,212	Ps.	1,598,628	Ps.	-	Ps.	2,218,840

Trading Derivatives
Currency Forward		-		780,150		-		780,150
Interest Rate Forward		-		-		-		-
Securities Forward		-		575		-		575
Interest Rate Swap		-		51,865		-		51,865
Currency Swap		-		53,550		-		53,550

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Level 1		Level 2		Level 3		Total
Other Swaps		-		72,426		-		72,426
Currency Futures		2,376		-		-		2,376
Currency Options		-		64,030		-		64,030
	Ps.	2,376	Ps.	1,022,596	Ps.	-	Ps.	1,024,972
Hedging Derivatives
Currency Forward		-		33,690		-		33,690
	Ps.	-	Ps.	33,690	Ps.	-	Ps.	33,690
Financial assets designated at fair value
Financial assets in concession contracts		-		-		1,891,692		1,891,692
	Ps.	-	Ps.	-	Ps.	1,891,692	Ps.	1,891,692
Non- financial assets
Biological assets		-		-		240,212		240,212
Investment properties		-		-		538,246		538,246
	Ps.	-	Ps.	-	Ps.	778,458	Ps.	778,458
Total assets at fair value on recurring basis	Ps.	9,481,917	Ps.	15,808,794	Ps.	2,706,227	Ps.	27,996,938
Liabilities
Trading Derivatives
Currency Forward		-		656,624		-		656,624
Securities Forward		-		5,365		-		5,365
Interest Rate Swap		-		222,171		-		222,171
Currency Swap		-		47,390		-		47,390
Other Swaps		-		186,174		-		186,174
Currency Options		-		25,514		-		25,514
	Ps.	-	Ps.	1,143,238	Ps.	-	Ps.	1,143,238
Hedging Derivatives
Currency Forward		-		323,172		-		323,172
Securities Forward		-		13,343		-		13,343
Interest Rate Swap		-		1,235		-		1,235
	Ps.	-	Ps.	337,750	Ps.	-	Ps.	337,750
Total liabilities at fair value on recurring basis	Ps.	-	Ps.	1,480,988	Ps.	-	Ps.	1,480,988

December 31, 2014

	Level 1		Level 2		Level 3		Total
Assets

Trading debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	1,411,580	Ps.	243,415	Ps.	-	Ps.	1,654,995
Securities issued or secured by other entities of the Colombian Government		-		87,394		-		87,394
Securities issued or secured by other financial entities		-		534,501		-		534,501
Securities issued or secured by entities of the real sector		-		40,629		-		40,629
Other		-		119,212		8,568		127,780

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Level 1		Level 2		Level 3		Total
In Foreign Currency
Securities issued or secured by the Colombian Government		-		13,660		-		13,660
Securities issued or secured by other entities of the Colombian Government		21,894		-		-		21,894
Securities issued or secured by foreign Governments		-		57,661		-		57,661
Securities issued or secured by central banks		-		208,430		-		208,430
Securities issued or secured by other financial entities		250,083		468,959		-		719,042
Securities issued or secured by entities of the real sector		2,704		-		-		2,704
Other		-		7,521		-		7,521
	Ps.	1,686,261	Ps.	1,781,382	Ps.	8,568	Ps.	3,476,211

Investments in debt securities available for sale
In Colombian Pesos
Securities issued or secured by Colombian Government		8,193,582		2,750,999		-		10,944,581
Securities issued or secured by other entities of the Colombian Government		-		15,770		-		15,770
Securities issued or secured by other financial entities		-		116,598		-		116,598
Securities issued or secured by entities of the real sector		-		125		-		125
Other		-		61,004		28,253		89,257

In Foreign Currency
Securities issued or secured by Colombian Government		-		1,030,092		-		1,030,092
Securities issued or secured by other entities of the Colombian Government		333,220		709		-		333,929
Securities issued or secured by foreign Governments		19,665		1,485,110		-		1,504,775
Securities issued or secured by central banks		-		224,890		-		224,890
Securities issued or secured by other financial entities		1,223,310		1,476,023		-		2,699,333
Securities issued or secured by entities of the real sector		509,228		509,278		-		1,018,506
Other		7,778		70,468		-		78,246
	Ps.	10,286,783	Ps.	7,741,066	Ps.	28,253	Ps.	18,056,102
	Ps.	11,973,044	Ps.	9,522,448	Ps.	36,821	Ps.	21,532,313

Equity securities
Trading equity securities		-		1,340,420		-		1,340,420
Investments in equity securities available for sale		626,482		76,258		-		702,740
	Ps.	626,482	Ps.	1,416,678	Ps.	-		2,043,160

Trading Derivatives
Currency Forward		-		845,049		-		845,049
Interest Rate Forward		-		6		-		6
Securities Forward		-		5,367		-		5,367
Interest Rate Swap		-		43,671		-		43,671

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Level 1		Level 2		Level 3		Total
Currency Swap		-		24,281		-		24,281
Other Swaps		-		22,148		-		22,148
Currency Futures		581		-		-		581
Currency Options		-		106,734		-		106,734
	Ps.	581	Ps.	1,047,256	Ps.	-	Ps.	1,047,837
Hedging Derivatives
Currency Forward		-		64,834		-		64,834
	Ps.	-	Ps.	64,834	Ps.	-	Ps.	64,834
Financial assets designated at fair value
Financial assets in concession contracts		-		-		1,738,598		1,738,598
	Ps.	-	Ps.	-	Ps.	1,738,598	Ps.	1,738,598
Non- financial assets
Biological assets		-		-		202,399		202,399
Investment properties		-		-		366,742		366,742
	Ps.	-	Ps.	-	Ps.	569,141	Ps.	569,141
Total assets at fair value on recurring basis	Ps.	12,600,107	Ps.	12,051,216	Ps.	2,344,560	Ps.	26,995,883

Liabilities
Trading Derivatives
Currency Forward		-		909,082		-		909,082
Interest Rate Forward		-		273		-		273
Securities Forward		-		389		-		389
Interest Rate Swap		-		118,129		-		118,129
Currency Swap		-		29,854		-		29,854
Other Swaps		-		66,702		-		66,702
Currency Futures		42		-		-		42
Currency Options		-		58,608		-		58,608
	Ps.	42	Ps.	1,183,037	Ps.	-	Ps.	1,183,079
Hedging Derivatives
Currency Forward		-		556,527		-		556,527
Interest Rate Swap		-		2,952		-		2,952
	Ps.	-	Ps.	559,479	Ps.	-	Ps.	559,479
Total liabilities at fair value on recurring basis	Ps.	42	Ps.	1,742,558	Ps.	-	Ps.	1,742,558

January 1, 2014

	Level 1		Level 2		Level 3		Total
Assets

Trading debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	3,716,717	Ps.	649,389	Ps.	-	Ps.	4,366,106
Securities issued or secured by other entities of the Colombian Government		46,338		80,497		-		126,835
Securities issued or secured by other financial entities		5,333		542,522		-		547,855
Securities issued or secured by entities of the real sector		-		24,099		-		24,099
Other		-		103,756		9,465		113,221

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Level 1		Level 2		Level 3		Total
In Foreign Currency
Securities issued or secured by Colombian Government		-		12,602		-		12,602
Securities issued or secured by other entities of the Colombian Government		12,989		-		-		12,989
Securities issued or secured by foreign Governments		9,484		46,677		-		56,161
Securities issued or secured by central banks		-		18,926		-		18,926
Securities issued or secured by other financial entities		47,681		269,053		-		316,734
Securities issued or secured by entities of the real sector		2,114		47,222		-		49,336
Other		-		12,928		-		12,928
	Ps.	3,840,656	Ps.	1,807,671	Ps.	9,465	Ps.	5,657,792
Investments in debt securities available for sale
In Colombian Pesos
Securities issued or secured by Colombian Government		7,196,755		1,486,134		-		8,682,889
Securities issued or secured by other entities of the Colombian Government		-		2,108		-		2,108
Securities issued or secured by other financial entities		-		3,048		-		3,048
Other		-		102,349		32,290		134,639

In Foreign Currency
Securities issued or secured by Colombian Government		-		704,401		-		704,401
Securities issued or secured by other entities of the Colombian Government		219,563		66,188		-		285,751
Securities issued or secured by foreign Governments		8,131		1,240,548		271		1,248,950
Securities issued or secured by central banks		-		202,398		-		202,398
Securities issued or secured by other financial entities		1,255,194		712,271		-		1,967,465
Securities issued or secured by entities of the real sector		654,848		208,788		20,451		884,087
Other		6,231		25,948		-		32,179
	Ps.	9,340,722	Ps.	4,754,181	Ps.	53,012	Ps.	14,147,915
	Ps.	13,181,378	Ps.	6,561,852	Ps.	62,477	Ps.	19,805,707

Equity securities
Trading equity securities		-		1,257,074		-		1,257,074
Investments in equity securities available for sale		593,458		74,279		-		667,738
	Ps.	593,458	Ps.	1,331,353	Ps.	-	Ps.	1,924,812

Trading Derivatives
Currency Forward		-		111,191		-		111,191
Interest Rate Forward		-		1,471		-		1,471
Securities Forward		-		-		-		-
Interest Rate Swap		-		21,839		-		21,839
Currency Swap		-		17,757		-		17,757
Other Swaps		-		8,163		-		8,163
Currency Futures		72		-		-		72

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Level 1		Level 2		Level 3		Total
Currency Options		-		15,066		-		15,066
	Ps.	72	Ps.	175,487	Ps.	-	Ps.	175,559
Hedging Derivatives
Currency Forward		-		17,086		-		17,086
	Ps.	-	Ps.	17,086	Ps.	-	Ps.	17,086
Financial assets designated at fair value
Financial assets in concession contracts		-		-		1,565,709		1,565,709
	Ps.	-	Ps.	-	Ps.	1,565,709	Ps.	1,565,709
Non- financial assets
Biological assets		-		-		201,183		201,183
Investment properties		-		-		319,744		319,744
	Ps.	-	Ps.	-	Ps.	520,927	Ps.	520,927
Total assets at fair value on recurring basis	Ps.	13,774,908	Ps.	8,085,778	Ps.	2,149,113	Ps.	24,009,800
Liabilities
Trading Derivatives
Currency Forward		-		133,785		-		133,785
Interest Rate Forward		-		1,426		-		1,426
Interest Rate Swap		-		24,543		-		24,543
Currency Swap		-		23,304		-		23,304
Other Swaps		-		6,196		-		6,196
Currency Options		-		25,288		-		25,288
	Ps.	-	Ps.	214,542	Ps.	-	Ps.	214,542
Hedging Derivatives
Currency Forward		-		40,926		-		40,926
Interest Rate Swap		-		4,941		-		4,941
Currency Futures		1,548		-		-		1,548
	Ps.	1,548	Ps.	45,867	Ps.	-	Ps.	47,415
Total liabilities at fair value on recurring basis	Ps.	1,548	Ps.	260,408	Ps.	-	Ps.	261,956

5.2 Items Measuremed at Fair Value on a Non-recurring Basis

Under IFRS, Grupo Aval is required, on a nonrecurring basis to adjust the carrying value of certain assets and liabilities or provide valuation allowances. These assets or liabilities primarily include impaired collateralized loans and non-current assets held for sale. The fair value of these assets which are classified as Level 3 are determined using pricing models, discounted cash flow methodologies, a current replacement cost or similar techniques, using internal models or external experts with sufficient experience and knowledge of the real estate market or of assets being appraised. Generally, these appraisals are carried out by references to market data or based on the replacement cost, when sufficient market data is lacking.

The following table present the company’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2015 and 2014 and January 1, 2014 at fair value less cost of sale:

December 31, 2015

	Level 1		Level 2		Level 3		Total

Impaired collateralized loans	Ps.	-	Ps.	-	Ps.	605,358	Ps.	605,358
Non- current assets held for sale		-		-		102,167		102,167
	Ps.	-	Ps.	-	Ps.	707,525	Ps.	707,525

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31,2014

	Level 1		Level 2		Level 3		Total

Impaired collateralized loans	Ps.	-	Ps.	-	Ps.	217,607	Ps.	217,607
Non- current assets held for sale		-		-		86,504		86,504
	Ps.	-	Ps.	-	Ps.	304,111	Ps.	304,111

January 1, 2014

	Level 1		Level 2		Level 3		Total

Impaired collateralized loans	Ps.	-	Ps.	-	Ps.	178,427	Ps.	178,427
Non- current assets held for sale		-		-		54,278		54,278
	Ps.	-	Ps.	-	Ps.	232,705	Ps.	232,705

5.3	Fair Value determination

Grupo Aval determined as Level 1, financial instruments that are traded in an active market. Its fair value was established according to quoted prices (unadjusted) supplied by the price vendor, which determines the same through weighted averages of transactions carried out during the trading day.

Grupo Aval defined as Level 2, financial instruments that are traded in non-active market, the following table provides information about valuation techniques and significant inputs when measuring assets and liabilities.

	Valuation technique	Significant inputs (1)
ASSETS
Investments in debt securities at fair value
In Colombian Pesos
Securities issued or secured by the Colombian Government	Discounted cash flow	Estimated Prices (2)
Securities issued or secured by government entities	Discounted cash flow	Estimated Prices
Securities issued or secured by other financial entities	Discounted cash flow	Estimated Prices - Yield and Margin
Securities issued or secured by non-financial sector entities	Discounted cash flow	Estimated Prices
Other	Discounted cash flow	Estimated Prices - Yield and Margin

In Foreign Currency
Securities issued or secured by the Colombian Government	Market	Quoted Prices Estimated Prices
Securities issued or secured by government entities	Discounted cash flow	Estimated Prices
Securities issued or secured by foreign governments	- Internal Model - Market Price

- Discounted cash flows using yields from similar securities outstanding

- Market Price or price calculated based on benchmarks set by price providers methodologies

- Bloomberg Generic / Bloomberg Valuation

Securities issued or secured by Central Banks	- Internal Model - Market Price	- Discounted cash flows using yields from similar securities outstanding - Market Price or price calculated based on benchmarks set by price providers methodologies -

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Valuation technique	Significant inputs (1)
Securities issued or secured by other financial entities	- Discounted cash flow - Internal Model - Market Price	- Estimated Prices / Market Price or price calculated based on benchmarks set by price providers methodologies - Bloomberg Generic / Bloomberg Valuation
Securities issued or secured by non-financial sector entities	- Market - Market Price	- Average Price / Market Price - Bloomberg Generic
Other	- Discounted cash flow - Internal Model - Market	- Estimated Prices / Theoretical Price Mutual Funds which by the end of the month capitalize or pay interests - Quoted Price

Trading Derivatives Currency Forward Debt securities Forward Interest rate Swap Currency Swap Swap (others) Currency Options	Discounted cash flow

- Underlying asset price Currency curve by Underlying asset

- Forward Exchange rates curve of the operation’s currency

- Implicit curves of Exchange rates forwards

- Swap curves by underlying asset

- Implicit volatilities matrixes and curves

Hedging Derivatives
Currency Forward	Discounted cash flow	Curves by currency

LIABILITIES
Derivatives held for trading Currency Forward Debt securities Forward Interest rate Swap Currency Swap Swap (others) Currency Options	Discounted cash flow

- Underlying asset price

- Currency curve by Underlying asset

- Forward Exchange rates curve of the operation’s currency

- Implicit curves of Exchange rates forwards

- Swap curves by underlying asset

- Implicit volatilities matrixes and curves

Hedging Derivatives
Currency Forward Interest rate Forward Interest rate Swap	Discounted cash flow

- Underlying asset price

- Currency curve by Underlying asset

- Forward Exchange rates curve of the operation’s currency

- Implicit curves of Exchange rates forwards

- Swap curves by underlying asset

- Implicit volatilities matrixes and curves

(1)	Supplied by the price vendor
(2)	Estimated Price: A valuation model is made by the price vendor when it is not able to supply quoted prices (unadjusted) for each security. This model is the basis for the construction of the valuation margin of the securities that is represented on the assigned curve or reference rate. This margin remains constant on the assigned curve or reference rate when calculating the theoretical valuation price.

Grupo Aval defined as Level 3, financial instruments that are not traded in an active market, the following table provides information about valuation techniques and significant unobservable inputs when measuring assets and liabilities at recurrent fair value.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Valuation technique	Significant inputs
ASSETS
Investments in debt securities at fair value
In Colombian Pesos
Other	Discounted cash flow	Projected payments flow of mortgage securitizations (1)

Other financial assets
Assets under concession contracts	Discounted cash flow

- Free-cash flow from concession contracts

- Concession contract’s maturity period

- Perpetuity value of the year “n” free-cash flow

- Present value of the discounted residual value at WACC.

- Financial income: annual adjustment of the financial asset’s value.

The detail of valuation process for financial assets in concession arrangements are outlined in (2)

Non-financial assets
Biological assets	Discounted cash flow	The processes used to collect data and determine the fair value of biological assets are described in (3).
Investment properties	Discounted cash flow	The processes used to collect data and determine the fair value of biological assets are described in (4)

(1)	Mortgage-Backed Securities

Titularizadora Colombiana issued these mortgages securitizations and provided for the investors’ information purposes issue projections, considering different prepayment and delinquency scenarios for each issue. The following table shows the sensitivity analysis of this fair value, its analysis made using three different scenarios.

December 2015
Baseline scenario (i)		Favorable scenario (ii)		Unfavorable scenario (iii)
Ps.	36,077	Ps.	303	Ps.	(492)

(i)	Fair value as of December 31, 2015 calculated based on valuation scenario, consider 12-month Moving Average Prepayment between 12.3% and 16%, and 1 Time Delinquency Curve.
(ii)	Pre-payment of 10% and 1 time delinquency curve
(iii)	Pre-payment of 20% and 1 time delinquency curve

(2)	Assets under concession contracts

The method of discounted cash flows was used for determining their fair value, since it reflects the market expectations present over future costs comprising the amount of the concession to be negotiated with the State, upon the termination of the concession or its renewal.

The assumptions in the calculation of the intangible asset were:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

•	The financial asset of each company is calculated taking into account the termination date of the respective concession contract.
•	The calculation was carried out in proportion to the termination of each of the concession contracts in force.
•	Only the operational cash flows of these assets under concession were taken into account.

The components of the calculations are as follows:

•	Free cash flow generated solely by assets under concession.
•	Expiration period of the concession.
•	Amount in-perpetuity of the Free Cash Flow (FCF) of the year, estimated taking into account a growth in the residual amount of between 1% and 3% each year, as of December 31, 2015 and 2014.
•	Current amount of the residual amount Weighted Average Cost of Capital (WACC), estimated taking into account an interest rate between 8.54% and 9.21% each year, as of December 31, 2015 and 2014.
•	Financial Income: Annual adjustment of the amount of the financial asset to WACC*.

*Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each, updated annually. The following variables were used for determining the WACC:

•	Beta Unlevered USA (Oil/Gas Distribution): Damodaran. [Betaunlevered 0.71]
•	Risk Free Rate, Source: Geometric Average 10 years of American bonds “T-Bonds”.
•	Marker Return, Source: Geometric Average 10 years Damodaran “Stocks” USA 2004-2013
•	Market Premium: Market Return – Risk Free Rate
•	Country Risk Premium: Average last 5 years EMBI (Difference between 10 year sovereign bonds to of Colombia and 10 year “T-Bonds”). Damodaran
•	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Sensitivity analysis of this fair value

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to State entities at the termination of the contracts. The value of the financial instrument at December 31, 2015 is Ps.1,891,692.

Variable	+100 bps	-100 bps
WACC	-26%	40%
Growth rate	21.8%	-15.4%

(3)	Biological Assets

Fair value of Grupo Aval subsidiary’s “biological assets”, which correspond to agricultural activities related to biological assets (animals or plants), is estimated based on internal reports by the companies which own such assets. Fair value of biological assets is determined using valuations performed by experienced internal professionals, using discounted cash flow models for biological assets. Since no exact comparable market exist for the biological assets, given their nature, their fair value is defined using discounted cash flows models of each biological asset, considering estimated future quantities of crops, prices, harvesting costs, and maintenance and crop collections, among others, discounted using a discount rate based on a risk-free rate adjusted by appropriate risk premium. See note 15.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The main assumptions used for determining the fair value of the different biological assets are the following:

1. Rubber crops:

Price forecast: The price of natural rubber was forecasted based on the average future prices of the TSR20 of the last 10 years (USD $2.136 per tonne as of December 31, 2015 and USD$2.705 per tonne as of June 30, 2015), in order to reflect the behaviour of the commodity for an entire economic cycle. In the forecast, the price is adjusted annually with the expected US inflation rate.

Yield per hectare: Based on the crop composition and the planting year of the different clones, we forecasted a stepwise yield per hectare starting in year 7 after the plantation and stabilizing after year 10.

Tonne of rubber per hectare per year:
Year 7	0.60
Year 8	0.90
Year 9	1.40
Year 10 and other	1.80

Costs and administrative expenses: Costs are forecasted considering the different activities that are incurred during the life of a rubber project. A cost per hectare is forecasted for every key activity such as crop establishment, maintenance of immature plant and maintenance and harvest of a mature plant.

Discount rate: Based on the data for the “Farming/Agriculture” sector of Damodaran Online’s Global Markets data base, a cost of equity of 17.23% was defined. Additionally, a cost of debt of 5.79% was defined based on existing debt market conditions. Based on the latter, the discount rate, or WACC, was determined at 12.93%.

2. African palm crops:

Price forecast: The price of African palm (USD $676.24 per tonne) was forecasted based on the average price of palm oil since 2000, in order to reflect the behaviour of the commodity for an entire economic cycle. In the forecast, the price is adjusted annually with the expected US inflation rate.

The source of information for international prices for Colombia’s market are the following:

a.	Crude palm oil: BURSA MALAYSIA DERIVATIVES (BMD) – Crude Palm Oil Futures (FCPO) – Third Position. It is a relevant international market prices, of easy public access, and is provided by an transparent and objective source.

b.	For the price forecast, available future prices (FCPO) were also used.

Yield per hectare: Based on the crop composition and the re-planting year of the crops, which started in 2006, we forecasted a stepwise yield per hectare for each plantation as follows:

Year	Tonne of fresh fruit per hectare
0 to 3	-
4	4.25
5	9.91
6	11.73
7	21.58
7 to 18	21.80
More than 18	36.10
Weighted average	17.56

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Extraction rate: The oil extraction rate (OER) is a factor that defines the amount of crude palm oil that is produced. The OER varies depending on the age of the plantation, and was forecasted based on the following table:

Year	Extraction Rate (%)
0 to 3	19
4	23
5	23
6	23
7	23
7 to 18	23
More than 18	21
Weighted average	22.14

Costs and administrative expenses: The cost forecast considers the different activities that are incurred during the life of an African palm crop. A cost per hectare is forecasted for every key activity such as crop establishment, maintenance and exploitation, harvest and transport.

Discount rate: Based on the data for the “Farming/Agriculture” sector of Damodaran Online’s Global Markets data base, a cost of equity of 17.01% was defined. Additionally, a cost of debt of 5.36% was defined based on existing debt market conditions. Based on the latter, the discount rate, or WACC, was determined at 12.63%.

Sensitivity analysis of this fair value

As a result of its investment in Corficolombiana, Grupo Aval´s assets include certain biological assets, in particular it is exposed to African palm oil and rubber. Grupo Aval does not produce African palm oil from Malaysia, nor does it sell its product on the Rotterdam market. However, Grupo Aval has knowledge that the price of its African palm oil is highly correlated to the price of palm oil traded at both those markets.

If the average price of technically specified rubber (TSR20) and crude palm oil (CPO) had been 5% higher or lower in 2015, with all other variables remaining constant and excluding the effect of hedging activities, Grupo Aval’s profits for the period, before taxes, would have been the following.

Rubber Plantations

	TSR20 reference price USD/ton	Change in fiscal year-end price	Value of the biological asset	Effect on profits before taxes	Effect on net equity
	2,243	5%	128,003	19,115	103,974
Dec-15	2,136	0%	118,169	9,280	97,483
	2,029	(5)%	108,264	(624)	90,946

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	TSR20 reference price USD/ton	Change in fiscal year-end price	Value of the biological asset	Effect on profits before taxes	Effect on net equity

	2,841	5%	114,258	4,922	83,039
Dec-14	2,705	0%	104,419	(4,918)	76,545
	2,570	(5)%	94,565	(14,771)	13,854

African Palm Plantations

	CPO reference price USD/ton	Change in fiscal year-end price	Value of the biological asset	Effect on profits before taxes	Effect on net equity
	710	5%	87,813	12,680	132,908
Dec-15	676	0%	76,554	1,421	125,035
	642	(5)%	65,223	(9,910)	117,113

	767	5%	72,677	(20,304)	121,361
Dec-14	730	0%	71,408	(21,573)	120,527
	694	(5%)	70,139	(22,842)	119,694

The fair value of biological assets also is affected by different circumstances in the market, such as the climate, lack of rainfall, natural disasters and plagues. The subsidiaries that manage biological assets have taken all the necessary precautions to reduce these risks from an operational standpoint.

(4)	Investment properties

Investment properties are recognized at fair value, based on a valuation made at each ending period, by an independent expert appraisal. In Colombia, the frequency of transactions is low; however, management believes there’s enough market activity to assess the fair value of investment properties of Grupo Aval and its subsidiaries based on comparable market transactions.

Fire-sales are excluded from the comparable transactions used to estimate the fair-value of investment properties. Management has reviewed the main assumptions used by the independent external appraisers (such as inflation, interest rates, etc) and believes they are consistent with market conditions at each end of period. However, management believes that the estimation of the fair value of investment properties depends on significant judgement from the independent expert appraisers, and, as such, there’s a significant probability that the actual price of sale of a property differs from its fair value.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

5.4	Transfers between level 1 and level 2 of the fair value hierarchy

The following table summarize the transfer of fair value between level 1 and 2 during the years 2015 and 2014, in general, transfers between Level 1 and Level 2 in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

	December 31, 2015				December 31, 2014
	Transfers between:				Transfers between:
	Level 2 to 1		Level 1 to 2		Level 2 to 1		Level 1 to 2
Trading debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	1,293,020	Ps.	1,319,221	Ps.	558,290	Ps.	1,738,364
Securities issued or secured by other entities of the Colombian Government		-		-		-		3,504
Securities issued or secured by other financial entities		6,162		-		-		1,970
	Ps.	1,299,182	Ps.	1,319,221	Ps.	558,290	Ps.	1,743,838
In Foreign Currency
Securities issued or secured by other entities of the Colombian Government	Ps.	-	Ps.	129,624	Ps.	60,538	Ps.	-
Securities issued or secured by foreign Governments		62,556		-		-		-
Securities issued or secured by central banks		23,669		-		-		-
Securities issued or secured by other financial entities		187,418		250,345		31,079		169,760
Securities issued or secured by entities of the real sector		140,695		164,009		3,144		352,150
Other		11,248		-		-		-
	Ps.	425,586	Ps.	543,978	Ps.	94,761	Ps.	521,910
	Ps.	1,724,768	Ps.	1,863,199	Ps.	653,051	Ps.	2,265,748

5.5	Reconciliation Level 3 of the fair value hierarchy

The reconciliation of the balances at start of the period to the closing balances with the fair value measurements classified at Level 3 is shows in the following table.

	Financial assets in debt securities		Equity instruments		Financial assets in concession arrangements		Biological assets		Investment properties
January 1, 2014	Ps.	62,477	Ps.	-	Ps.	1,565,709	Ps.	201,183	Ps.	319,744
Valuation adjustment with an effect on income		(897)		-		172,889		(15,332)		13,657
Valuation adjustments with an effect on OCI		4,037		-		-		-		-
Additions		-		-		-		26,360		88,666
Sales/disposals		(20,722)		-		-		(9,812)		(55,324)
December 31, 2014	Ps.	36,821	Ps.	-	Ps.	1,738,598	Ps.	202,399	Ps.	366,742
Valuation adjustment with an effect on income		2,892		-		153,094		22,922		104,769
Valuation adjustments with and effect on OCI		(3,636)		-		-		-		-
Additions		-		-		-		35,265		89,679
Sales/disposals	Ps.	-	Ps.	-	Ps.	-	Ps.	(20,374)	Ps.	(22,944)
December 31, 2015	Ps.	36,077	Ps.	-	Ps.	1,891,692	Ps.	240,212	Ps.	538,246

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

5.6	Fair Value of Financial Assets and Liabilities recognized at Amortized Cost

The following table shows a summary of financial assets and liabilities accounted at amortized cost and valued at fair value only for purposes of this disclosure, as of Grupo Aval as of December 31, 2015, December 31, 2014 and January 1, 2014.

	December 31, 2015				December 31, 2014				January 1, 2014
	Carrying Amount		Fair Value Estimate		Carrying Amount		Fair Value Estimate		Carrying Amount		Fair Value Estimate
Assets
Cash and cash equivalents	Ps.	22,284,977	Ps.	22,284,977	Ps.	17,269,760	Ps.	17,269,760	Ps.	14,599,348	Ps.	14,599,348
Investments in fixed income held to maturity (1)		2,395,280		2,385,777		2,665,834		2,637,953		3,040,364		2,979,984
Credit portfolio at amortized cost (2)		141,827,674		145,622,905		114,400,738		109,177,609		98,920,651		100,044,607
Total financial assets	Ps.	166,507,931	Ps.	170,293,659	Ps.	134,336,332	Ps.	129,085,322	Ps.	116,560,363	Ps.	117,623,939

Liabilities
Customer deposits (3)		135,954,628		144,385,126		113,528,492		106,638,970		100,552,994		105,683,886
Financial Liabilities (4)		47,299,259		47,171,475		34,888,829		34,879,946		30,949,825		30,146,961
Total financial Liabilities	Ps.	183,253,887	Ps.	191,556,601	Ps.	148,417,321	Ps.	141,518,916	Ps.	131,502,819	Ps.	135,830,847

(1)	Financial Assets held to maturity

Fair value of fixed income investments at amortized cost was determined using the dirty price given by the price, securities in an active market and with a market price for the day of the valuation are classified as level 1, securities not having an active market and/or the price given by the supplier is an estimated price (present value of the flows of a security, discounted with the reference rate and the corresponding margin) are classified as level 2.

(2)	Credit portfolio at amortized cost

For credit portfolio at amortized cost it fair value was determined using models of cash flows discounted at the interest rates offered by banks for granting new loans, taking into account the credit risk and its maturity; the process of valuation is deemed as level 3.

Accounts receivables and payables are classified as current assets and liabilities, respectively; in consequence, their fair value are similar to their book value.

(3)	Customer deposits

The fair value of demand deposits is equal to their book value. For fixed-term deposits with maturities of less than 180 days, its fair value is deemed equal to its carrying value. For fixed-term deposits with maturities of more than 180 days, its fair value was estimated using the model of discounted cash to the interest rates offered by banks in accordance with their maturity. It is considered that this is a valuation of level 2.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

(4)	Financial liabilities

For financial liabilities and other short-term liabilities, the carrying value was considered as its fair value. The fair value of long-term financial liabilities was determined using models of discounted cash flow at interest rates free of risk adjusted by risk premiums of each entity. The fair value of outstanding bonds is determined according to quoted prices or estimated prices supplied by the price vendor. It is considered that this is a valuation of level 2.

NOTE 6 – CASH AND CASH EQUIVALENTS

Balances of cash and cash equivalents comprise the following as of December 31, 2015, December 31, 2014, and January 1, 2014:

	December 31, 2015		December 31, 2014		January 1, 2014
In Colombian Pesos
Cash	Ps.	3,356,835	Ps.	2,875,462	Ps.	2,224,445
In the Colombian Central Bank		4,437,064		4,079,220		4,705,047
Bank and other financial entities on demand		291,580		253,008		245,950
Deposits and investments in debt certificates with maturity of less than three months		160,008		313,708		785,488
	Ps.	8,245,487	Ps.	7,521,398	Ps.	7,960,930
In foreign currency
Cash		1,479,396		1,124,513		791,361
In Colombian Central Bank		-		679		659
Bank and other financial entities on demand		12,560,059		8,283,087		5,179,443
Deposits and investments in debt certificates with maturity of less than three months		35		340,083		666,955
	Ps.	14,039,490	Ps.	9,748,362	Ps.	6,638,418
Total cash and cash equivalents	Ps.	22,284,977	Ps.	17,269,760	Ps.	14,599,348

As of December 31, 2015, 2014 and for January 1, 2014, reserve requirements in Colombia are 11% on demand and saving deposits, with the exception of time deposits under 180 days, in which case the percentage is 4.5% or 0% when they exceed that term.

Grupo Aval´s banking subsidiaries had reserves in cash and cash equivalents and deposits with the Central Banks in each country where the subsidiaries operate of Ps. 6,663,847 Ps. 6,059,594 and Ps. 6,258,570 at December 31, 2015, 2014 and of January 1, 2014, respectively, and in time deposits for Ps. 493,027, Ps. 482,366 and Ps. 333,251 at December 31, 2015, 2014 and for January 1, 2014, respectively.

NOTE 7 – HELD FOR TRADING INVESTMENTS

The balance of financial assets for negotiation comprises the following as of December 31, 2015 and December 31, and January 1, 2014:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	December 31, 2015		December 31, 2014		January 1, 2014
Debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	1,496,034	Ps.	1,654,995	Ps.	4,366,106
Securities issued or secured by other Colombian Government entities		28,420		87,394		126,835
Securities issued or secured by other financial entities		433,650		534,501		547,855
Securities issued or secured by real sector entities		20,513		40,629		24,099
Others		83,571		127,780		113,221
	Ps.	2,062,188	Ps.	2,445,299	Ps.	5,178,116

In foreign currency
Securities issued or secured by Colombian Government		-		13,660		12,602
Securities issued or secured by other Colombian Government entities		22,189		21,894		12,989
Securities issued or secured by Foreign Governments		86,455		57,661		56,161
Securities issued or secured by Central Banks		518,242		208,430		18,926
Securities issued or secured by other financial entities		363,042		719,042		316,734
Securities issued or secured by real sector entities		189		2,704		49,336
Others		9,611		7,521		12,928
	Ps.	999,728	Ps.	1,030,912	Ps.	479,676
Total trading debt securities	Ps.	3,061,916	Ps.	3,476,211	Ps.	5,657,792

Equity securities

In Colombian Pesos
Corporate Stock	Ps.	52	Ps.	282	Ps.	3,450
Investment Funds		506,382		412,322		421,679
Pension and severance funds (1)		1,014,831		927,816		831,945
Total Equity Securities	Ps.	1,521,265	Ps.	1,340,420	Ps.	1,257,074
Total Trading Securities	Ps.	4,583,181	Ps.	4,816,631	Ps.	6,914,866
(1)	The subsidiary Porvenir S. A. according to Colombian rules is required to invest up to 1% of its total assets under management of severance and mandatory pension funds.

During the period, ended December 31, 2015 dividends from these equity investments are recognized in the statement of income, their value is Ps. 33,611, and Ps. 136,684 during the period ended December 31, 2014.

The following is a list of financial assets held for trading that are being used as collateral in repo operations, pledged as collateral of transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	December 31, 2015		December 31, 2014		January 1, 2014
Pledged in money market operations
Securities issued or secured by Central Banks	Ps.	-	Ps.	2,833	Ps.	2,513
Securities issued or secured by Foreign Governments		60,706		39,573		39,848
Securities issued or secured by Colombian Government		2,294		37,206		1,807,730
Securities issued or secured by real sector entities		-		-		21,528
Securities issued or secured by other Colombian Government entities		-		-		8,327
Securities issued or secured by other financial entities		-		63,421		59,002
	Ps.	63,000	Ps.	143,033	Ps.	1,938,948
Pledged as collateral on operations with derivative instruments
Securities issued or secured by Colombian Government	Ps.	9,196	Ps.	2,077	Ps.	2,629
		9,196		2,077		2,629
	Ps.	72,196	Ps.	145,110	Ps.	1,941,577

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 8 – AVAILABLE FOR SALE FINANCIAL ASSETS

The following is the balance of financial assets available for sale at December 31, 2015 and 2014 and January 1, 2014.

December 31, 2015

	Cost		Unrealized Gain		Unrealized Losses (*)		Fair Value
Available for sale securities
Debt Securities

In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	11,452,129	Ps.	6,589	Ps.	(775,266)	Ps.	10,683,452
Securities issued or secured by other Colombian Government entities		73,206		-		(6,440)		66,766
Securities issued or secured by other financial entities		128,831		-		(5,176)		123,655
Securities issued or secured by real sector entities		18,768		43		(1,112)		17,699
Others		36,461		144		(478)		36,127
	Ps.	11,709,395	Ps.	6,776	Ps.	(788,472)	Ps.	10,927,699

In foreign currency
Securities issued or secured by Colombian Government		1,372,060		186		(24,898)		1,347,348
Securities issued or secured by other Colombian Government entities		532,198		197		(40,644)		491,751
Securities issued or secured by Foreign Governments		1,958,416		18,839		(15,500)		1,961,755
Securities issued or secured by Central Banks		288,757		1,454		(1,236)		288,975
Securities issued or secured by other financial entities		3,291,024		1,238		(109,141)		3,183,121
Securities issued or secured by real sector entities (**)		1,034,967		171		(269,438)		765,700
Others		20,981		40		-		21,021
	Ps.	8,498,403	Ps.	22,125	Ps.	(460,857)	Ps.	8,059,671
Total Debt Securities	Ps.	20,207,798	Ps.	28,901	Ps.	(1,249,329)	Ps.	18,987,370

Equity Instruments

In Colombian Pesos
Corporate Stock	Ps.	241,943	Ps.	456,688	Ps.	(1,568)	Ps.	697,063

In foreign currency
Corporate Stock		257		255		-		512
Total Equity Securities	Ps.	242,200	Ps.	456,943	Ps.	(1,568)	Ps.	697,575
Total investments available for sale and unrealized gain (loss) in Other comprehensive income	Ps.	20,449,998	Ps.	485,844	Ps.	(1,250,897)	Ps.	19,684,945

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

(*)	After Grupo Aval objectively evaluated each securities’ issuer, it was concluded that that only the securities from one issuer were classified as impaired. Unrealized losses correspond to changes in fair value that reflect market conditions such as variations in interest rates and other economic conditions from the country where the investment is issued.
(**)	Includes Ps. 6,799 for impairment recognized in statement of income in impairment loss on financial asset line from the debt investment securities issued by Pacific Rubiales Energy Corp.

December 31, 2014

	Cost		Unrealized Gain		Unrealized Losses (*)		Fair Value
Available for sale securities

Debt Securities

In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	11,122,037	Ps.	38,773	Ps.	(216,229)	Ps.	10,944,581
Securities issued or secured by other Colombian Government entities		15,579		290		(99)		15,770
Securities issued or secured by other financial entities		116,008		590		-		116,598
Securities issued or secured by real sector entities		125		-		-		125
Others		89,697		724		(1,164)		89,257
	Ps.	11,343,446	Ps.	40,377	Ps.	(217,492)	Ps.	11,166,331

In foreign currency
Securities issued or secured by Colombian Government		1,041,365		464		(11,737)		1,030,092
Securities issued or secured by other Colombian Government entities		341,257		661		(7,989)		333,929
Securities issued or secured by Foreign Governments		1,499,754		11,899		(6,878)		1,504,775
Securities issued or secured by Central Banks		225,269		530		(909)		224,890
Securities issued or secured by other financial entities		2,732,802		4,667		(38,136)		2,699,333
Securities issued or secured by real sector entities		1,092,695		856		(75,045)		1,018,506
Others		77,859		693		(306)		78,246
	Ps.	7,011,001	Ps.	19,770	Ps.	(141,000)	Ps.	6,889,771
Total Debt Securities	Ps.	18,354,447	Ps.	60,147	Ps.	(358,492)	Ps.	18,056,102

Equity Instruments

In Colombian Pesos
Corporate Stock	Ps.	240,608	Ps.	461,682	Ps.	-	Ps.	702,290

In foreign currency
Corporate Stock		209		241		-		450
Total Equity Securities	Ps.	240,817	Ps.	461,923	Ps.	-	Ps.	702,740
Total investments available for sale and unrealized gain (loss) in Other integral income	Ps.	18,595,264	Ps.	522,070	Ps.	(358,492)	Ps.	18,758,842

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

(*) After Grupo Aval objectively evaluated each securities’ issuer, it was concluded that there was not enough evidence to classify the securities as impaired. Unrealized losses correspond to changes in fair value that reflect market conditions such as variations in interest rates and other economic conditions from the country where the investment is issued.

January 1, 2014

	Cost		Unrealized Gain		Unrealized Losses (*)		Fair Value
Available for sale securities
Debt Securities

In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	8,847,302	Ps.	29,465	Ps.	(193,878)	Ps.	8,682,889
Securities issued or secured by other Colombian Government entities		2,104		4		-		2,108
Securities issued or secured by other financial entities		3,026		22		-		3,048
Others		134,101		1,570		(1,032)		134,639
	Ps.	8,986,533	Ps.	31,061	Ps.	(194,910)	Ps.	8,822,684

In foreign currency
Securities issued or secured by Colombian Government	Ps.	716,631	Ps.	381	Ps.	(12,611)	Ps.	704,401
Securities issued or secured by other Colombian Government entities		289,381		3,344		(6,974)		285,751
Securities issued or secured by Foreign Governments		1,253,201		3,997		(8,248)		1,248,950
Securities issued or secured by Central Banks		202,209		843		(654)		202,398
Securities issued or secured by other financial entities		2,026,696		5,443		(64,674)		1,967,465
Securities issued or secured by real sector entities		949,440		942		(66,295)		884,087
Others		32,322		305		(448)		32,179
	Ps.	5,469,880	Ps.	15,255	Ps.	(159,904)	Ps.	5,325,231
Total Debt Securities	Ps.	14,456,413	Ps.	46,316	Ps.	(354,814)	Ps.	14,147,915

Equity Instruments

In Colombian Pesos
Corporate Stock	Ps.	234,675	Ps.	432,726	Ps.	-	Ps.	667,401

In foreign currency
Corporate Stock		169		168		-		337
Total Equity Securities	Ps.	234,844	Ps.	432,894	Ps.	-	Ps.	667,738
Total investments available for sale and unrealized gain (loss) in Other integral income	Ps.	14,691,257	Ps.	479,210	Ps.	(354,814)	Ps.	14,815,653

(*) After Grupo Aval objectively evaluated each securities’ issuer, it was concluded that there was not enough evidence to classify the securities as impaired. Unrealized losses correspond to changes in fair value that reflect market conditions such as variations in interest rates and other economic conditions from the country where the investment is issued.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The details of equity instruments available for sale as of December 31, 2015 and 2014 and January 1, 2014 are as follows.

Entity (*)	December 31, 2015		December 31, 2014		January 1, 2014
Empresa de Energia de Bogota S.A. E.S.P.	Ps.	562,699	Ps.	556,156	Ps.	502,176
Gas Natural S.A. ESP		74,624		73,380		71,515
Mineros S.A.		41,236		52,653		73,165
Bolsa de Valores de Colombia S.A.		12,224		15,100		16,107
Master Card		3,874		2,564		2,003
Others		2,918		2,887		2,772
Total	Ps.	697,575	Ps.	702,740	Ps.	667,738

(*) Financial assets in equity Instruments at fair value with adjustment to Other comprehensive income (OCI), have been designated taking into account that they are strategic investments for Grupo Aval and therefore, they are not expected to be sold in the near future.

The following is a list of financial investment debt securities available for sale that are being used as collateral in repo operations, pledged as collateral in transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

	December 31, 2015		December 31, 2014		January 1, 2014
Pledged in money market operations
Securities issued or secured by Foreign Governments	Ps.	106,976	Ps.	54,037	Ps.	11,795
Securities issued or secured by Colombian Government		7,177,234		3,501,548		2,588,420
Securities issued or secured by real sector entities		44,920		22,269		21,146
Securities issued or secured by other Colombian Government entities		69,656		45,936		59,542
Securities issued or secured by other financial entities		37,606		31,867		35,267
	Ps.	7,436,392	Ps.	3,655,657	Ps.	2,716,170
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government		174,971		219,874		169,689
	Ps.	174,971	Ps.	219,874	Ps.	169,689
Pledged as collateral of Financial Liabilities
Securities issued or secured by Foreign Governments	Ps.	52,679	Ps.	42,190	Ps.	33,587
Securities issued or secured by Colombian Government		38,420		-		-
Securities issued or secured by real sector entities		504,973		785,592		631,627
Securities issued or secured by other Colombian Government entities		142,433		112,584		91,279
Securities issued or secured by other financial entities		382,921		834,349		644,923
Others		-		7,778		6,231
	Ps.	1,121,426	Ps.	1,782,493	Ps.	1,407,647
	Ps.	8,732,789	Ps.	5,658,024	Ps.	4,293,506

A summary of the debt financial assets available for sale per maturity dates is as follows:

	December 31, 2015		December 31, 2014		January 1, 2014
Fair Value
Up to 1 month	Ps.	190,796	Ps.	216,524	Ps.	259,222
More than 1 month and no more than 3 months		208,309		507,073		193,541
More than 3 months and no more than 1 year		1,485,344		1,366,142		887,659
More than 1 year and no more than 5 years		10,221,753		7,762,370		6,628,750
More than 5 years and no more than 10 years		5,787,910		7,735,552		5,241,514

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	December 31, 2015		December 31, 2014		January 1, 2014
More than 10 years		1,003,258		468,441		937,229
	Ps.	18,897,370	Ps.	18,056,102	Ps.	14,147,915

Cost
Up to 1 month	Ps.	190,761	Ps.	216,512	Ps.	258,957
More than 1 month and no more than 3 months		298,135		506,279		194,121
More than 3 months and no more than 1 year		1,484,726		1,368,289		884,961
More than 1 year and no more than 5 years		10,630,122		7,784,471		6,688,843
More than 5 years and no more than 10 years		6,458,596		7,967,579		5,436,950
More than 10 years		1,145,458		511,317		992,581
	Ps.	20,207,798	Ps.	18,354,447	Ps.	14,456,413

NOTE 9 – HELD-TO-MATURITY INVESTMENTS

The breakdown of held to maturity investments as of December 31, 2015 and 2014 and January 1, 2014, as follows:

	December 31, 2015		December 31, 2014		January 1, 2014
Debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	26,104	Ps.	270,194	Ps.	476,496
Securities issued or secured by other Colombian Government entities		2,274,456		2,351,974		2,511,975
Securities issued or secured by other financial entities		52,921		-		-
Others		980		-		-
	Ps.	2,354,461	Ps.	2,622,168	Ps.	2,988,471
In foreign currency
Securities issued or secured by Colombian Government		-		-		1,986
Securities issued or secured by Foreign Governments		31,866		31,240		23,278
Securities issued or secured by real sector entities		-		-		8,121
Others		8,953		12,426		18,508
	Ps.	40,819	Ps.	43,666	Ps.	51,893
Total held-to-maturity	Ps.	2,395,280	Ps.	2,665,834	Ps.	3,040,364

As of December 31, 2015, 2014 and January 1, 2014 there are no held to maturity securities given in collateral of financial liabilities.

The following is the summary of the financial assets held to maturity by maturity dates:

	December 31, 2015		December 31, 2014		January 1, 2014

Up to 1 month	Ps.	793,573	Ps.	819,675	Ps.	634,361
More than 1 month and no more than 3 months		38,856		63,051		50,947
More than 3 months and no more than 1 year		1,558,344		1,746,222		2,048,625
More than 1 year and no more than 5 years		4,334		36,886		306,431
More than 5 years and no more than 10 years		-		-		-
More than 10 years		173		-		-
	Ps.	2,395,280	Ps.	2,665,834	Ps.	3,040,364

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 10 – DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

10.1	Derivative Financial Instruments

The table below shows fair values at the end of the period of forward contracts, futures and swaps of interest rate and foreign currency with which Grupo Aval is committed:

Derivative financial instruments for negotiation comprise the following:

	December 31, 2015				December 31, 2014				January 1, 2014
Item	Notional Amount		Fair Value		Notional Amount		Fair Value		Notional Amount		Fair Value
Assets
Forward contracts
Foreign currency to buy	Ps.	7,031,432	Ps.	582,470	Ps.	7,779,321	Ps.	811,300	Ps.	2,607,742	Ps.	42,124
Sale of Foreign currency		5,166,566		197,680		2,218,391		33,749		8,215,374		69,067
Interest rate to buy		-		-		1,000		6		17,520		48
Sale of interest rate		-		-		-		-		678,294		1,423
Securities to buy		15,000		152		116,500		432		-		-
Securities to sale		149,000		423		456,002		4,935		-		-
Subtotal	Ps.	12,361,998	Ps.	780,725	Ps.	10,571,214	Ps.	850,422	Ps.	11,518,930	Ps.	112,662
Swap
Foreign currency		189,783		53,550		129,738		24,281		412,936		17,757
Interest rate		2,916,028		51,865		5,873,109		43,671		2,062,811		21,839
Others		1,235,710		72,426		239,246		22,148		561,341		8,163
Subtotal	Ps.	4,341,521	Ps.	177,841	Ps.	6,242,093	Ps.	90,100	Ps.	3,037,088	Ps.	47,759
Futures Contracts
Foreign currency to buy		1,566,861		2,328		569,981		581		703,054		72
Foreign currency to sale		541,757		48		81,822		-		-		-
Others		11,981		-		-		-		-		-
Subtotal	Ps.	2,120,599	Ps.	2,376	Ps.	651,803	Ps.	581	Ps.	703,054	Ps.	72
Options Contracts
Foreign currency to buy		813,484		64,030		1,597,182		106,734		1,270,287		15,066
Subtotal		813,484		64,030		1,597,182		106,734		1,270,287		15,066
Total Assets	Ps.	19,637,602	Ps.	1,024,972	Ps.	19,062,292	Ps.	1,047,837	Ps.	16,529,359	Ps.	175,559

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	December 31, 2015				December 31, 2014				January 1, 2014
Item	Notional Amount		Fair Value		Notional Amount		Fair Value		Notional Amount		Fair Value
Liabilities
Forward contracts
Foreign currency to buy	Ps.	4,205,443	Ps.	163,770	Ps.	2,061,144	Ps.	27,056	Ps.	6,139,968	Ps.	85,700
Sale of Foreign currency		6,918,144		492,854		9,671,970		882,026		2,919,665		48,085
Interest rate to buy		-		-		-		-		49,000		45
Sale of interest rate		-		-		24,115		273		166,230		1,381
Security to buy		-		-		10,000		114		-		-
Securities to sale		800,500		5,365		128,000		275		-		-
Subtotal	Ps.	11,924,087	Ps.	661,989	Ps.	11,895,229	Ps.	909,744	Ps.	9,274,863	Ps.	135,211
Swap
Foreign currency		514,326		222,171		755,733		118,129		518,486		24,543
Interest rate		3,216,413		47,390		5,400,573		29,854		3,843,492		23,304
Others		1,263,540		186,174		502,620		66,702		473,319		6,196
Subtotal	Ps.	4,994,279	Ps.	455,735	Ps.	6,658,926	Ps.	214,685	Ps.	4,835,297	Ps.	54,043
Futures Contracts
Foreign currency to buy		653,515		-		23,925		-		-		-
Foreign currency to sale		1,949,522		-		578,685		42		-		-
Subtotal	Ps.	2,603,037	Ps.	-		602,610		42		-		-
Options Contracts
Foreign currency to buy		341,477		15,900		1,527,305		58,608		1,091,269		25,288
Foreign currency to sale		353,592		9,614		-		-		-		-
Subtotal		695,069		25,514		1,527,305		58,608		1,091,269		25,288
Total Liabilities		20,216,472		1,143,238		20,684,070		1,183,079		15,201,429		214,542
Net position	Ps.	(578,870)	Ps.	(118,266)	Ps.	(1,621,778)	Ps.	(135,242)	Ps.	1,327,930	Ps.	(38,983)

Derivative Financial Instruments for hedging comprise the following:

	December 31, 2015				December 31, 2014				January 1, 2014
Item	Notional Amount		Fair Value		Notional Amount		Fair Value		Notional Amount		Fair Value
Assets
Forward contracts
Foreign currency to buy	Ps.	119,721	Ps.	4,929	Ps.	48,029	Ps.	59,282	Ps.	171,488	Ps.	743
Sale of Foreign currency to sale		897,506		28,761		545,514		5,552		1,475,146		16,343
Subtotal	Ps.	1,017,227	Ps.	33,690	Ps.	593,543	Ps.	64,834	Ps.	1,646,634	Ps.	17,086
Total Assets	Ps.	1,017,227	Ps.	33,690	Ps.	593,543	Ps.	64,834	Ps.	1,646,634	Ps.	17,086

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	December 31, 2015				December 31, 2014				January 1, 2014
Item	Notional Amount		Fair Value		Notional Amount		Fair Value		Notional Amount		Fair Value

Liabilities
Forward contracts
Foreign currency to buy		573,296		29,061		47,850		922		840,271		8,997
Sale of Foreign currency		3,566,547		294,111		4,499,878		555,605		1,942,245		31,929
Sale of interest rate		752,823		13,343		-		-		-		-
Subtotal	Ps.	4,892,666	Ps.	336,515	Ps.	4,547,728	Ps.	556,527	Ps.	2,782,516	Ps.	40,926
Swap
Interest rate		79,174		1,235		106,752		2,952		122,468		4,941
Subtotal	Ps.	79,174	Ps.	1,235	Ps.	106,752	Ps.	2,952	Ps.	122,468	Ps.	4,941
Future Contracts
Sale of Foreign currency		-		-		-		-		44,317		1,548
Subtotal	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	44,317	Ps.	1,548
Total Liabilities	Ps.	4,971,840	Ps.	337,750	Ps.	4,654,480	Ps.	559,479	Ps.	2,949,301	Ps.	47,415
Net position	Ps.	(3,954,613)	Ps.	(304,060)	Ps.	(4,060,937)	Ps.	(494,645)	Ps.	(1,302,667)	Ps.	(30,329)

Derivative instruments contracted by Grupo Aval are generally traded in domestic financial markets and in over the counter market in international markets. The derivative instruments have net favorable conditions (assets) or unfavorable (liabilities) as a result of fluctuations in exchange rates and in the interest rates market or other variables relating to their conditions. The aggregate amount of fair values of the assets and liabilities in derivative instruments may vary significantly from time to time.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

10.2	Hedge Accounting

According to risk management policies, Grupo Aval uses hedge accounting to manage foreign exchange risk in investment in foreign operations and in forecast transactions of its subsidiary Promigas, as follows:

10.2.1	Hedges of net investment in foreign operations

Subordinates of Banco de Bogotá and Banco de Occidente have foreign subsidiaries, which are exposed to the risk of change of the functional currency of these subsidiaries, expressed in dollars of the United States of America (Us dollars) against the functional currency of Grupo Aval in Colombia, which is the Colombian Peso.

The purpose of hedge accounting is to offset the adverse changes that Colombian Peso can suffer against the Dollar in such investments, which are reflected in cumulative translation adjustment in other comprehensive income for consolidations purposes.

To hedge this risk, Grupo Aval uses hedging instruments such as foreign currency financial liabilities expressed in US dollars and forward contracts for the sale of US dollars, as permitted for this purpose under IAS 39.

Changes in the fluctuation of the Colombian peso against the US dollar are as follows:

Date	Value of US 1	Variation
January 1, 2014	1,926.83
December 31, 2014	2,392.46	465.63
December 31, 2015	3,149.47	757.01

According to above information, the following table contains details of hedging carried out to these investments before taxes:

December 31, 2015

	Thousands of USD			Ps. millions
Detail of investment	Investment amount (1)	Amount of hedge by financial liabilities in foreign currency	Amount of hedge by forward contracts	Cumulative translation adjustment of the investments	Exchange difference of financial liabilities	Exchange difference in forward contracts	Net OCI account
Leasing Bogotá Panamá	2,664,626	(993,000)	(1,680,981)	3,600,733	(1,214,082)	(2,449,638)	(62,987)
Other subsidiaries and branches Banco de Bogotá (*)	87,363	-	(88,448)	107,754	-	(104,619)	3,134
Occidental Bank Barbados	18,222	18,222	-	9,843	(9,843)	-	-
Banco de Occidente Panamá	28,231	28,231	-	15,139	(15,139)	-	-
Total	2,798,442	(946,547)	(1,769,429)	3,733,469	(1,239,064)	(2,554,257)	(59,853)

(*) Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro and contributions of foreign branches in Miami, New York and Nassau.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31, 2014

	Thousands of USD			Ps. millions
Detail of investment	Investment amount (1)	Amount of hedging in foreign currency liabilities	Amount of hedging in Forward contracts	Conversion Adjustment in financial statements	Exchange difference of obligations in foreign currency	Exchange difference in forward contracts	Net OCI account
Leasing Bogotá Panamá	2,867,907	(993,000)	(1,849,826)	1,307,745	(462,371)	(834,311)	11,063
Other affiliates and agencies Banco de Bogotá (*)	81,198	-	(78,978)	37,612	-	(36,599)	1,013
Occidental Bank Barbados	17,503	(17,503)	-	8,141	(8,141)	-	-
Banco de Occidente Panamá	28,179	(28,179)	-	13,121	(13,121)	-	-
Total	2,994,787	(1,038,682)	(1,928,804)	1,366,619	(483,633)	(870,910)	12,076

(*) Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro and contributions in foreign branches in Miami, New York and Nassau.

10.2.1.2 Hedging with Forward Contracts

Since January 1, 2014, forward contracts to sell US dollars have been designated formally, as instruments used to hedge part of the net foreign investment in Leasing Bogotá Panamá and in Banco de Bogotá´s foreign subsidiaries. The forward contracts were signed with other counterparties from the financial sector and the hedge was subsequently documented as a "dynamic hedging strategy," whereby new forward contracts are entered into simultaneously when the previous ones expire. According to IAS 39, changes in the fair value of derivatives due to changes in the peso/US dollar exchange rate are registered under “other comprehensive income” in equity and the ineffective part is recognized in the statement of income for the period

10.2.1.3 Hedging with Debt in Foreign Currency in US Dollars

In accordance with IAS 39, debt financial instruments that are not derivatives can be designated as hedging instruments of changes in foreign currency exchange rates.

In December 2013, Banco de Bogotá issued bonds in the international market under the regulation 144A amounting US dollars 1 billion which were immediately designated as hedging instruments of the investment of Leasing Bogotá Panamá for the same amount.

In addition to the above, since January 1, 2014, Banco de Bogotá and Banco de Occidente designated financial obligations in foreign currency in thousands for an amount of US dollars $1,064,436 to hedge their investments in foreign operations of Banco de Bogotá Panamá, Banco de Occidente, Barbados and Banco de Occidente Panamá, and also in an ongoing hedging strategy when the financial obligation expires, new obligations are designed to replace the previous hedging relationship.

10.2.2	Hedging of forecast Transactions

In the ordinary course of its operations the affiliate Promigas S.A. receives income in US Dollars deriving from the transportation of gas in the gas pipelines managed by Promigas S.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

To hedge the exchange risk due to adverse changes of the Colombian Peso, which is the functional currency of Promigas, against the US dollar arising in future transactions of highly probable gas transportation income, Promigas has entered into forward contracts for the sale of US dollars with financial entities outside of Grupo Aval.

During the years ended at December 31, 2015 and 2014, exchange difference recognized under “other comprehensive income” as a result of cash flow hedge accounting of these high probable income transaction, was reclassified to the statement of income in the amounts of Ps. (87,690) and Ps. (10,244), the same time at which income for the transportation gas service occurred, respectively.

10.2.3	Testing of Hedge Effectiveness

IAS 39 considers hedging as highly effective if at the beginning and in subsequent periods, it is expected that the hedging is highly effective to achieve the offset of changes in fair value or in cash flows attributable to the risk hedged during the period for which the hedging has been designated and that the effectiveness of the hedging is in a range between 80% to 125%. Such effectiveness is assessed by the entities of Grupo Aval at least quarterly and at the end of each accounting period.

Grupo Aval has documented the effectiveness of its hedging of net investments of foreign currency based on the portion of the net investment hedged at the beginning of the hedging relationship. Since the net balance of these investments fluctuates during the year, Grupo Aval evaluates the hedging relationship on a daily basis as well as the result of the testing of effectiveness as follows:

10.2.3.1 Hedge Effectiveness with Forward Contracts

Grupo Aval applies the method of the forward rate used in forward contracts to evaluate the hedge effectiveness; for such purpose, Grupo Aval measures the hedge ineffectiveness comparing the value of current forward contracts, which serve as hedge with the change in the value of a hypothetical derivative with the same maturity.

10.2.3.2 Hedge Effectiveness with Debt Instruments in Foreign Currency

For the debt in foreign currency designed as a hedging instrument, the gain or loss arising from the conversion of the debt to Colombian Pesos is based on the current exchange rate between the US dollar and the Colombian Peso, which is the functional currency of Grupo Aval. To the extent that the notional amount of the hedging instrument exactly matches with the part of the hedged investment in the foreign operations, no ineffectiveness is registered in the statement of income.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 11 – LOANS AND RECEIVABLES

Financial assets at amortized cost on the statement of financial position are shown as classified as commercial portfolio, consumer, residential, and microcredit. Taking into account the importance of the financial leasing portfolio for Grupo Aval, for disclosure purposes these credits have been presented in all the tables in the note of credit risks and this note according to the following detailed presentation adjustment:

December 31, 2015

Modality	Balance in Statement of financial position		Leasing presentation adjustment		Balance according to disclosure
Commercial	Ps.	89,498,148	Ps.	(8,299,825)	Ps.	81,198,323
Consumer		42,230,509		(356,944)		41,873,565
Residential mortgage		13,418,079		(762,897)		12,655,182
Microcredit		399,262		-		399,262
Financial Leasing		-		9,419,666		9,419,666
Total portfolio	Ps.	145,545,998	Ps.	-	Ps.	145,545,998

December 31, 2014

Modality	Balance in Statement of financial position		Leasing presentation adjustment		Balance according to disclosure
Commercial	Ps.	73,529,298	Ps.	(7,635,929)	Ps.	65,893,369
Consumer		33,878,886		(193,427)		33,685,459
Residential mortgage		9,778,101		(669,751)		9,108,350
Microcredit		372,256		-		372,256
Financial Leasing		-		8,499,107		8,499,107
Total portfolio	Ps.	117,558,541	Ps.	-	Ps.	117,558,541

January 1, 2014

Modality	Balance in Statement of financial position		Leasing presentation adjustment		Balance according to disclosure
Commercial	Ps.	65,640,362	Ps.	(7,473,876)	Ps.	58,166,486
Consumer		28,614,094		(139,901)		28,474,193
Residential mortgage		7,105,101		(556,758)		6,548,343
Microcredit		359,892		-		359,892
Financial Leasing		-		8,170,535		8,170,535
Total portfolio	Ps.	101,719,449	Ps.	-	Ps.	101,719,449

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

11.1	Credit Portfolio by Modality

The distribution of the credit portfolio of Grupo Aval by modality is shown as follows:

	December 31, 2015		December 31, 2014		January 1, 2014
Ordinary loans	Ps.	99,675,225	Ps.	83,596,363	Ps.	72,789,570
Loans with resources from development in entities		2,220,762		2,125,064		1,542,688
Non-recourse factoring		70,496		43,458		108,812
Letters of credit		219,311		240,868		510,771
Overdrafts in current accounts		1,144,581		820,438		821,334
Discounts		590,948		330,449		272,558
Credit cards		11,607,654		8,771,566		6,886,145
Advances		227,410		188,582		614,508
Loans to small and medium entities SMEs		2,015,543		1,582,071		1,424,015
Microcredit		398,683		371,608		359,284
Residential mortgage loans		12,509,442		9,131,015		6,403,769
Employee loans		175,406		147,365		202,751
Foreign loans		149		179		1,850
Loans to residential builders loans		842,157		348,524		204,444
Financial leases for residential acquisition		2,872,633		1,719,736		1,174,590
Other financial leases		7,274,131		6,309,596		6,053,782
Credit guarantees paid		1,880		1,746		431,717
Others		3,699,587		1,829,913		1,916,861
Gross balance of Financial Assets of credit portfolio		145,545,998		117,558,541		101,719,449
Allowance for impairment of financial assets from the loan portfolio		(3,718,324)		(3,157,803)		(2,798,798)
Net balance of Financial Assets to credit portfolio	Ps.	141,827,674	Ps.	114,400,738	Ps.	98,920,651

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

11.2	Loans impairment provision

The movement of the impairment provision of the financial assets of the credit portfolio during the years ended December 31, 2015 and December 31, 2014 is as follows

	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Balance as of January 1, 2014	Ps.	1,328,697	Ps.	1,258,679	Ps.	36,077	Ps.	44,010	Ps.	131,335	Ps.	2,798,798
Allowance of the period charged against to profit or loss		1,227,758		1,812,327		59,972		41,642		127,044		3,268,743
Recovery of provisions with partial credit to profit or loss		(648,822)		(842,624)		(24,261)		(16,998)		(82,965)		(1,615,670)
Charge-offs of the period		(219,773)		(1,091,833)		(15,669)		(30,521)		(18,898)		(1,376,694)
Exchange differences		(239,089)		268,194		7,705		9,675		29,256		75,741
Recovery of provisions for securitizations		-		-		6,886		-		-		6,886
Balance as of December 31, 2014	Ps.	1,448,771	Ps.	1,404,743	Ps.	70,709	Ps.	47,808	Ps.	185,772	Ps.	3,157,803
Allowance of the period charged against to Profit or loss		1,310,679		2,182,141		42,313		37,506		214,797		3,787,435
Recovery of provisions with partial payment to profit or loss		(663,931)		(916,030)		(24,797)		(14,505)		(97,012)		(1,716,275)
Charge-offs of the period		(198,727)		(1,304,058)		(14,160)		(33,096)		(86,405)		(1,636,446)
Exchange differences		(217,563)		312,351		21,038		11,493		(1,512)		125,807
Balance as of December 31, 2015	Ps.	1,679,229	Ps.	1,679,147	Ps.	95,102	Ps.	49,206	Ps.	215,640	Ps.	3,718,324

11.3	Credit Portfolio Assessed Collectively and Individually

The detailed information of credit risk impairment provisions accrued as of December 31, 2015 and December 31, 2014 and January 1, 2014, taking into account how they were determined individually for loans above of Ps. 2,000 and collectively for other credits. Loans individually assessed for impairment lower than Ps. 2,000 are considered in the allowances for each type of credit.

December 31, 2015

Impairment provision:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually	Ps.	743,211	Ps.	558	Ps.	9	Ps.	-	Ps.	65,219	Ps.	808,997
Loans assessed collectively		936,018		1,678,589		95,093		49,206		150,421		2,909,327
Total impairment provision	Ps.	1,679,229	Ps.	1,679,147	Ps.	95,102	Ps	49,206	Ps.	215,640	Ps.	3,718,324

Gross balance of financial assets for credit portfolio:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually (1)	Ps.	45,208,957	Ps.	95,018	Ps.	8,731	Ps.	-	Ps.	4,669,142	Ps.	49,981,848
Loans assessed collectively		35,989,366		41,778,547		12,646,451		399,262		4,750,524		95,564,150
Total gross investment value of portfolio	Ps.	81,198,323	Ps.	41,873,565	Ps.	12,655,182	Ps.	399,262	Ps.	9,419,666	Ps.	145,545,998
(1)	Loans individually evaluated for impairment that are not considered impaired, additionally are evaluated collectively for impairment according to historical losses experience adjusted to reflect current economic conditions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31, 2014

Impairment provision:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually	Ps.	569,949	Ps.	20	Ps.	-	Ps.	-	Ps.	49,147	Ps.	619,116
Loans assessed collectively		878,822		1,404,723		70,709		47,808		136,625		2,538,687
Total impairment provision	Ps.	1,448,771	Ps.	1,404,743	Ps.	70,709	Ps.	47,808	Ps.	185,772	Ps.	3,157,803

Gross balance of financial assets for credit portfolio:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually (1)	Ps.	44,771,599	Ps.	98,005	Ps.	14,163	Ps.	-	Ps.	3,211,950	Ps.	48,095,717
Loans assessed collectively		21,121,770		33,587,454		9,094,187		372,256		5,287,157		69,462,824
Total gross amount of portfolio	Ps.	65,893,369	Ps.	33,685,459	Ps.	9,108,350	Ps.	372,256	Ps.	8,499,107	Ps.	117,558,541
(1)	Loans individually evaluated for impairment that are not considered impaired, additionally are evaluated collectively for impairment according to historical losses experience adjusted to reflect current economic conditions.

January 1, 2014

Impairment provision:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually	Ps.	449,352	Ps.	22	Ps.	-	Ps.	-	Ps.	40,325	Ps.	489,699
Loans assessed collectively		879,345		1,258,657		36,077		44,010		91,010		2,309,099
Total impairment allowance	Ps.	1,328,697	Ps.	1,258,679	Ps.	36,077	Ps.	44,010	Ps.	131,335	Ps.	2,798,798

Gross balance of financial assets for credit portfolio:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually (1)	Ps.	37,850,593	Ps.	87,869	Ps.	14,759	Ps.	-	Ps.	3,245,569	Ps.	41,198,790
Loans assessed collectively		20,315,893		28,386,324		6,533,584		359,892		4,924,966		60,520,659
Total gross amount of portfolio	Ps.	58,166,486	Ps.	28,474,193	Ps.	6,548,343	Ps.	359,892	Ps.	8,170,535	Ps.	101,719,449
(1)	Loans individually evaluated for impairment that are not considered impaired, additionally are evaluated collectively for impairment according to historical losses experience adjusted to reflect current economic conditions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

11.4	Portfolio of loans assessed individually for impairment

The detailed information as of December 31, 2015, 2014 and January 1, 2014 is as follows

	December 31, 2015

	Gross Amount Registered		Collateral Guarantees			Allowance Recognised

Without recognized provision
Commercial	Ps.	237,460	Ps.	216,428		Ps.	-
Consumer		-		-			-
Residential Mortgage		-		-			-
Microcredit		-		-			-
Financial Leasing		126,115		216,021			-
Subtotal	Ps.	363,575	Ps.	432,449		Ps.	-

With recognized provision
Commercial	Ps.	2,442,599	Ps.	480,001		Ps.	743,211
Consumer		227		41			558
Residential Mortgage		2,230		-			9
Microcredit		-		-			-
Financial Leasing		275,225		126,633			65,219
Subtotal	Ps.	2,720,281	Ps.	606,675		Ps.	808,997
Totals
Commercial		2,680,059		696,429			743,211
Consumer		227		41			558
Residential Mortgage		2,230		-			9
Microcredit		-		-			-
Financial Leasing		401,340		342,654			65,219
Total	Ps.	3,083,856	Ps.	1,039,124		Ps.	808,997

	December 31, 2014
					Ps
	Gross Amount Registered		Collateral Guarantees			Allowance Recognised

Without recognized provision
Commercial	Ps.	221,387	Ps.	90,929		Ps.	-
Consumer		-		-			-
Residential Mortgage		-		-			-
Microcredit		-		-			-
Financial Leasing		63,220		89,297			-
Subtotal	Ps.	284,607	Ps.	180,226		Ps.	-

With recognized provision
Commercial	Ps.	3,049,883	Ps.	69,027		Ps.	569,949
Consumer		361		-			8
Residential Mortgage		-		-			-
Microcredit		-		-			-
Financial Leasing		663,983		37,400			49,147
Subtotal	Ps.	3,714,227	Ps.	106,427		Ps.	619,104

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	December 31, 2014

	Gross Amount Registered		Collateral Guarantees		Allowance Recognised
Totals
Commercial		3,271,270		159,956		569,949
Consumer		361		-		8
Residential Mortgage		-		-		-
Microcredit		-		-		-
Financial Leasing		727,203		126,697		49,147
Total	Ps.	3,998,834	Ps.	286,653	Ps.	619,104

January 1, 2014

Impaired Loans Assessed Individually

	Gross Amount Registered		Collateral Guarantees		Allowance Recognised

Without recognized allowance
Commercial	Ps.	158,203	Ps.	96,947	Ps.	-
Consumer		-		-		-
Residential Mortgage		-		-		-
Microcredit		-		-		-
Financial Leasing		41,298		45,872		-
Subtotal	Ps.	199,501	Ps.	142,819	Ps.	-

With recognized allowance
Commercial		2,968,103		210,423		449,367
Consumer		636		-		22
Residential Mortgage		-		-		-
Microcredit		-		-		-
Financial Leasing		640,019		32,681		40,325
Subtotal	Ps.	3,608,758	Ps.	243,104	Ps.	489,714
Totals
Commercial		3,126,306		307,370		449,367
Consumer		636		-		22
Housing		-		-		-
Microcredit		-		-		-
Financial Leasing		681,317		78,553		40,325
Total	Ps.	3,808,259	Ps.	385,923	Ps.	489,714

The difference between the value of the loan and the guarantees disclosed on the table above correspond to unsecured loans valued with the discounted cash flow method. When using this method it is implied that it is possible for the customer to make future payments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

11.5	Loans Portfolio by Maturity

The distribution of loans portfolio of Grupo Aval by maturity period is as follows:

December 31, 2015

	Up to 1 year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Commercial	Ps.	39,751,789	Ps.	17,267,985	Ps.	10,380,273	Ps.	13,798,276	Ps.	81,198,323
Consumer		14,337,485		9,659,282		7,365,624		10,511,174		41,873,565
Residential Mortgage		338,562		595,255		629,464		11,091,901		12,655,182
Microcredit		201,441		181,383		16,157		281		399,262
Financial Leasing		2,535,719		2,774,432		1,913,695		2,195,820		9,419,666
Total gross credit portfolio	Ps.	57,164,996	Ps.	30,478,337	Ps.	20,305,213	Ps.	37,597,452	Ps.	145,545,998

December 31, 2014

	Up to 1 year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Commercial	Ps.	34,207,289	Ps.	14,255,136	Ps.	7,177,463	Ps.	10,253,481	Ps.	65,893,369
Consumer		11,653,126		8,139,449		5,625,107		8,267,777		33,685,459
Residential Mortgage		285,906		435,513		478,189		7,908,742		9,108,350
Microcredit		168,615		180,180		23,152		309		372,256
Financial Leasing		2,400,189		2,691,741		1,607,940		1,799,237		8,499,107
Total gross credit portfolio	Ps.	48,715,125	Ps.	25,702,019	Ps.	14,911,851	Ps.	28,229,546	Ps.	117,558,541

January 1, 2014

	Up to 1 year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Commercial	Ps.	30,823,119	Ps.	13,609,888	Ps.	6,044,650	Ps.	7,688,829	Ps.	58,166,486
Consumer		9,848,432		7,140,483		4,867,535		6,617,743		28,474,193
Residential Mortgage		184,063		309,606		351,814		5,702,860		6,548,343
Microcredit		158,834		177,644		17,575		5,839		359,892
Financial Leasing		2,526,102		2,674,751		1,464,368		1,505,314		8,170,535
Total gross credit portfolio	Ps.	43,540,550	Ps.	23,912,372	Ps.	12,745,942	Ps.	21,520,585	Ps.	101,719,449

11.6	Loans Portfolio by Currency

The classification of loan portfolio by type of currency is as follows:

	December 31, 2015
	Colombian Pesos		Foreign Currency		Total
Commercial	Ps.	51,627,093	Ps.	29,571,230	Ps.	81,198,323
Consumer		26,836,344		15,037,221		41,873,565
Residential Mortgage		3,994,468		8,660,714		12,655,182
Microcredit		399,262		-		399,262
Financial Leasing		8,540,941		878,725		9,419,666
Total gross credit portfolio	Ps.	91,398,108	Ps.	54,147,890	Ps.	145,545,998

	December 31, 2014
	Colombian Pesos		Foreign Currency		Total
Commercial	Ps.	44,860,579	Ps.	21,032,790	Ps.	65,893,369
Consumer		23,716,244		9,969,215		33,685,459
Residential Mortgage		2,970,781		6,137,569		9,108,350
Microcredit		372,256		-		372,256
Financial Leasing		7,899,314		599,793		8,499,107
Total gross credit portfolio	Ps.	79,819,174	Ps.	37,739,367	Ps.	117,558,541

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	January 1, 2014
	Colombian Pesos		Foreign Currency		Total
Commercial	Ps.	41,345,313	Ps.	16,821,173	Ps.	58,166,486
Consumer		21,283,337		7,190,856		28,474,193
Residential Mortgage		1,904,557		4,643,786		6,548,343
Microcredit		359,892		-		359,892
Financial Leasing		7,725,848		444,687		8,170,535
Total gross credit portfolio	Ps.	72,618,947	Ps.	29,100,502	Ps.	101,719,449

As of December 31, 2015, loans and receivables portfolio that were given as guarantee of financial obligations with development entities amounted Ps. 2,220,762 (December 31, 2014 Ps. 2,131,064 y January 1, 2014 Ps. 1,548,688). (See Note 21.3).

11.7 Financial Leasing portfolio

As of December 31, 2015, 2014 and January 1, 2014 the following table shows the reconciliation between gross investment in financial leasing and the present value of minimum payments to be received in these dates:

	December 31, 2015		December 31, 2014		January 1, 2014
Total gross rent payments receivable	Ps.	12,621,405	Ps.	10,969,410	Ps.	10,267,526
Less amounts representing running costs (such as taxes, maintenance, insurances ,etc.,)		(36,480)		(64,420)		(42,959)
Plus Estimated residual amount of assets given for rental (without guarantee)		832		1,229		1,058
Gross investment in contracts of financial leasing		12,585,757		10,906,219		10,225,625
Less unrealized financial income		(3,166,091)		(2,407,112)		(2,055,090)
Net investment in contracts of financial leasing		9,419,666		8,499,107		8,170,535
Impairment of net investment in financial leasing	Ps.	(215,640)	Ps.	(185,772)	Ps.	(131,335)

The detailed information of gross investment and net investment in financial leasing contracts receivable as of December 31, 2015 and 2014 and January 1, 2014 in each period is as follows:

December 31, 2015
	Gross investment		Net investment
Up to 1 year	Ps.	2,758,966	Ps.	2,258,621
From 1 to 5 years		5,850,421		4,279,489
More than 5 years		3,976,370		2,881,556
Total	Ps.	12,585,757	Ps.	9,419,666

December 31, 2014
	Gross investment		Net investment
Up to 1 year	Ps.	1,941,289	Ps.	2,318,212
From 1 to 5 years		5,631,225		4,178,032
More than 5 years		3,333,705		2,002,863
Total	Ps.	10,906,219	Ps.	8,499,107

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

January 1, 2014
	Gross investment		Net investment
Up to 1 year	Ps.	2,297,988	Ps.	2,487,762
From 1 to 5 years		5,351,582		4,038,901
More than 5 years		2,576,055		1,643,872
Total	Ps.	10,225,625	Ps.	8,170,535

The banks of Grupo Aval grant loans through the modality of financial leasing mainly for the financing of vehicles and computer equipment, generally with terms between 36 and 60 months with an option of purchase for the buyer, machinery and equipment with terms of 60 to 120 months with bargain option for the buyer to purchase option at the end of the contract and for housing leasing with terms of 120 to 240 months transferring the asset at the end of the contract. All these leasing contracts are granted at current market interest rates at the time of its granting.

NOTE 12 – OTHER ACCOUNTS RECEIVABLE

The detailed information of other accounts receivable as of December 31, 2015, 2014 and January 1, 2014 is as follows:

Detail	December 31,2015		December 31, 2014		January 1, 2014
Accounts receivable for goods and services sales in real sector companies	Ps.	1,378,759	Ps.	1,118,074	Ps.	940,262
Others		798,668		403,911		407,544
Deposits		623,518		409,308		83,264
Payments in advance to supplier’s contract		137,386		112,059		51,273
Discountable taxes		98,752		11,623		47,226
Commissions		63,763		70,710		81,326
Financial Assets in concession contracts at amortized cost (See note 16.1)		42,864		119,337		184,227
Insurance		41,908		49,034		41,025
Claims to insurance companies		38,455		18,829		13,010
Storage services		37,598		28,949		31,835
Promissory sellers		32,731		27,173		40,199
Quota shares retirement pensions		30,659		4,944		4,640
Equipment maintenance		19,031		4,295		101
Salary advances		16,814		6,367		3,016
Dividends		14,662		62,175		126
Payments in advance for industry and trade taxes		10,379		1,138		1,164
Fees		4,897		1,098		1,854
Cash shortage		4,158		3,869		5,570
Leases		1,384		2,275		1,897
Rental receivables in operating leasing		285		590		429
Gross balance of other accounts receivable	Ps.	3,396,671	Ps.	2,455,758	Ps.	1,939,988
Impairment Allowance	Ps.	(194,450)	Ps.	(222,385)	Ps.	(171,185)
Net Other accounts receivable	Ps.	3,202,221	Ps.	2,233,373	Ps.	1,768,803

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The movements of allowance for the years ended December 31, 2015 and 2014 is as follows:

	December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	(222,385)	Ps.	(171,185)
Provision charged to profit or loss		(96,775)		(99,120)
Recovery from other accounts receivable		40,185		35,970
Charge-offs		85,880		44,536
Exchange gains in foreign currency		(1,355)		(32,586)
Balance at the end of the year	Ps.	(194,450)	Ps.	(222,385)

NOTE 13 – NON-CURRENT ASSETS HELD FOR SALE

The movement of the non-current assets held for sale during the years ended December 31, 2015 and 2014 is as follows:

	December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	211,247	Ps.	303,721
Additional increases during the year		93,698		71,848
Assets sold		(104,940)		(207,587)
Charged-offs		(5,786)		(7,176)
Impairment		(12,159)		(14,693)
Reclassifications		(24,901)		38,113
Exchange gains in foreign currency		42,316		27,021
Balance at year end balance	Ps.	199,475	Ps.	211,247

Following is the detail of the non-current assets held for sale:

	December 31, 2015		December 31, 2014		January 1, 2014
Foreclosed assets
Movable property	Ps.	38,173	Ps.	22,177	Ps.	8,896
Residential real estate		43,815		35,826		26,487
Other real estate		45,474		51,375		67,757
Non-movable property		-		2,338		-
	Ps.	127,462	Ps.	111,716	Ps.	103,140
Assets received from leasing agreements
Machinery and equipment		3,599		931		402
Vehicles		6,909		3,256		507
	Ps.	10,508	Ps.	4,187	Ps.	909
Other non-current assets held for sale
Lands		21,354		31,196		92,669
Vehicles		-		3,355		2,025
Real estate		15,712		26,631		1,906
Other		24,439		34,162		103,072
		61,505		95,344		199,672
Balance at the end of the year	Ps.	199,475	Ps.	211,247	Ps.	303,721

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

c) Following is the detail of the associated liabilities with groups of assets held for sale:

	December 31, 2015		December 31, 2014		January 1, 2014
Commercial accounts payable	Ps.	7,125	Ps.	2,437	Ps.	377
Other accounts payable		-		-		-
Total	Ps.	7,125	Ps.	2,437	Ps.	377

Non-current assets held for sale are primarily assets received through foreclosure from assets pledged as loan collateral. Accordingly, Grupo Aval intention is to sell them immediately, and it has departments, processes and special sales programs for that purpose. Foreclosed assets are either sold for cash or financing for their sale is provided to potential buyers under normal market conditions. These are expected to be sold within a period of 12 months subsequent to their classification as assets held for sale. In fact, options contracts already exist for some of these assets. Note 4.2 on credit risk contains information on assets received through foreclosure and sold during the period. During the years ended on December 31, 2015 and 2014, there were no changes in plans for the disposal of non-current assets held for sale.

NOTE 14 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The detail of the investments in associates and joint ventures is as follows:

	December 31, 2015		December 31, 2014		January 1, 2014
Associates	Ps.	645,377	Ps.	540,082	Ps.	437,127
Joint ventures		282,222		177,103		127,680
Total	Ps.	927,599	Ps.	717,185	Ps.	564,807

The following table shows the balances of each investment in associates and joint ventures as of December 31, 2015, 2014 and January 1, 2014 and Grupo Aval voting right percentage in those entities:

	December 31, 2015			December 31, 2014			January 1, 2014
	Proportion of ownership interes	Book value		Proportion of ownership interes	Book value		Proportion of ownership interes	Book value
Associates
A.C.H Colombia S.A.	34%	Ps.	9,888	34%	Ps.	8,444	34%	Ps.	7,868
Redeban Multicolor S.A.	20%		16,822	20%		16,903	20%		16,044
Aerocali S.A.	50%		23,165	50%		12,715	50%		10,339
Colombiana de Extrusión S.A. Extrucol	30%		10,294	30%		11,730	30%		9,838
Concesionaria Tibitoc S.A.	33%		19,112	33%		16,388	33%		21,010
Metrex S.A.	18%		2,324	14%		2,299	14%		1,766
Jardín Plaza	0%		-	18%		9,680	18%		10,031

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	December 31, 2015			December 31, 2014			January 1, 2014
	Proportion of ownership interes	Book value		Proportion of ownership interes	Book value		Proportion of ownership interes	Book value
C.I. Acepalma S.A.	11%		3,385	11%		3,318	11%		3,055
Gases del Caribe S.A. E.S.P. (1)	31%		201,762	31%		186,122	31%		164,525
Calidda S.A. (1)	40%		348,141	40%		267,491	40%		188,225
Antillean Gas	20%		968	0%		-	0%		-
Complejo Energético del Este SA	17%		3,059	17%		3,058	17%		2,934
Concentra Inteligencia en energía S.A.S	24%		386	0%		-	0%		-
Energía Eficiente S.A.	42%		6,071	19%		1,934	19%		1,492
		Ps.	645,377		Ps.	540,082		Ps.	437,127

Joint ventures related to infrastructure projects
A Toda Hora	25%		6,139	25%		8,880	25%		10,404
Cfc Sk Eldorado Latam Advisory Company S.A.S (4)	50%		100	0%		-	0%		-
Cfc Sk El Dorado Latam Management Company Ltd (4)	50%		1,726	0%		-	0%		-
Cfc Sk El Dorado Latam Capital Partner Ltd (4)	50%		161	50%		-	0%		-
Cfc Sk El Dorado Latam Fund L.P. (4)	50%		1,866	0%		-	0%		-
Concesionaria Ruta Del Sol S.A.S. (1)	33%		258,365	33%		162,405	33%		112,879
Concesionaria Víal Del Pacífico (2)	50%		1,594	60%		1,196	0%		-
Concesionaria Nueva Vía Al Mar (3)	60%		9,323	0%		-	0%		-
Participación en Consorcio (4) Fidufosyga (4)	15%		1,904	15%		1,841	15%		2,006
Otros			1,044			2,781			2,391
		Ps.	282,222		Ps.	177,103		Ps.	127,680

Associates and Joint ventures are addressed in Colombia and Peru.

The main corporate purpose of the associates of Grupo Aval is as follows:

	Associate	Corporate purpose
1	A.C.H. Colombia S.A.	Financial transactions
2	Redeban Multicolor S.A.	Payment processing
3	Aerocali S.A	Projects in airport infrastructure
4	Colombiana de Extrusión S.A. - Extrucol	Networks and infrastructure
5	Concesionaria Tibitoc S.A.	Infrastructure projects
6	Metrex S.A	Manufacture and commercialization of industrial equipment
7	Jardín Plaza	Commerce
8	C.I. Acepalma S.A.	Oil palm farming and derivatives
9	Gases del Caribe S.A. E.S.P.	Gas distribution
10	Calidda S.A.	Gas distribution
11	Complejo Energético del Este S.A.	Gas distribution
12	Energía Eficiente S.A.	Gas distribution

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	December 31, 2015				December 31, 2014				January 1, 2014
	Gases del Caribe S.A. E.S.P.		Calidda S.A.		Gases del Caribe S.A. E.S.P.		Calidda S.A.		Gases del Caribe S.A. E.S.P.		Calidda S.A.

Current assets	Ps.	867,968	Ps.	527,606	Ps.	332,774	Ps.	606,938	Ps.	284,336	Ps.	638,095
Non-current assets		1,162,957		1,786,724		1,397,915		1,057,531		1,053,876		610,494
Current liabilities		409,445		381,139		415,139		272,498		204,046		236,459
Non-current liabilities		873,950		1,062,835		680,355		723,245		567,608		541,567
Revenue		1,112,474		767,193		1,094,503		989,632		-
Expenses and cost		939,046		727,982		904,968		920,045		-		-
Post-tax profit or loss		243,555		178,200		311,253		156,696		-		-
Other comprehensive income		-		-		-		-		-		-
Total Comprehensive income	Ps.	173,428	Ps.	39,211	Ps.	189,535	Ps.	69,587	Ps.	-	Ps.	-

Below is the detail of the corporate purpose of the most important joint ventures in concession agreements:

(1)	Concesionaria Ruta del Sol S.A.S., has as main purpose, to designs, perform the financing, obtain environmental licenses and other permits, acquire properties, as well as performing the works for the construction of the second lane, rehabilitation of the existing road, maintenance and operation of the Road Project Ruta del Sol, between Puerto Salgar (Cundinamarca) up to San Roque (Cesar) in Colombia, during the development of the concession contract entered into by the joint venture with the Colombian Government on January, 14 2010, which contemplates a construction stage to end in 7 years. The estimated amount of the construction in accordance with the concession contract is Ps. 2,472,048, financed with debt and own resources of the partners within the joint agreement and whose amount shall be recovered by the joint venture through tolls and reimbursements from the Colombian Government to be received between years 2010 and 2035. Due to the foregoing, for purposes of IFRIC 12 the concession contract has been deemed as a financial asset. As of December 31, 2015 the joint venture has satisfactorily complied with the terms of the agreement and during the final process of the construction stage, the estimate is that additional resources will be required for an approximate amount of Ps.2,752,025, which shall be obtained through debt resources, whether from Grupo Aval or from third parties, on the best convenience.

(2)	This joint venture agreement is in charge of performing a concession contract for the construction and operation of Project Autopista Conexión Pacífico1 developed along the route Bolombolo - Camilo C - Primavera - Ancón Sur, connecting Medellin with the Cauca River Valley in Colombia.

The concession contract entered into by the joint venture with the Colombian Government on September 15, 2014 comprises a construction stage ending in 5 years. The amount of the concession contract is Ps.2,087,106, financed with debt and own resources of the partners within the joint agreement and whose amount shall be recovered by the joint venture through tolls and reimbursements from the Colombian Government to be received between years 2020 (estimated date of completion of construction stage) and 2040. Due to the foregoing, for purposes of IFRIC 12 the concession contract has been deemed as a financial asset. As of December 31, 2015 the joint venture has satisfactorily complied with the terms of the agreement and during the final process of the construction stage, the estimate is that additional resources will be required for an approximate amount of Ps. 1,943,078 and USD $ 75,504, which shall be obtained through debt resources, whether from Grupo Aval or from third parties, on the best convenience.

Currently the Project is under development of its pre-construction phase comprising the presentation of studies and designs for the future operational Start-up of the road.

(3)	The joint agreement has the purpose of developing a road project in Valle del Cauca department, through a concession contract entered into by the joint venture and the Colombian Government in January 22, 2015 comprising a construction stage ending in 4 years.The estimated amount of the construction in accordance with the concession contract is Ps. 1,818,835, financed with debt and own resources of the partners within the joint agreement and whose amount shall be recovered by the consortium through tolls and reimbursements from the National Government to be received between years 2019 and 2041. Due to the foregoing, for purposes of IFRIC 12 the concession contract has been deemed as a financial asset (or otherwise as an intangible asset, as applicable). As of December 31, 2015 the consortium has satisfactorily complied with the terms of the agreement and during the final process of the construction stage, the estimate is that additional resources will be required for an approximate amount of Ps. 1,285,137, which shall be obtained through debt resources, whether from Grupo Aval or from third parties, or the best convenience.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Currently the Project is under pre-construction phase consisting in presenting the studies and designs for the future operational start-up of the road.

(4)	Different joint businesses executed by Grupo Aval subsidiaries investment portfolios with specific destinations wherein the joint business solely assumes responsibilities of means and not of results, not requiring significant equity resources from Grupo Aval.

As of December 31, 2015 and 2014, Grupo Aval did not have any contingent assets for income receivable, deriving from a contractual difference with any concession different than a tariff acknowledgement. Neither did it has any contingent liabilities for sanctions or fines imposed by the Government during the performance of concession contracts due to potential contractual breaches.

The movement of investments in associates and joint ventures accounts is shown below for the years ended at December 31, 2015 and 2014:

Associates

	December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	540,082	Ps.	437,127
Participation in the profit or loss of the period		121,563		72,555
Participation in Other comprehensive income		30,426		54,301
Dividends received		(39,188)		(24,233)
Transfers		(6,524)		-
Consolidation adjustments		(982)		332
Year-end balance	Ps.	645,377	Ps.	540,082

Joint ventures

	December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	177,103	Ps.	127,680
Consolidation adjustments		1,206		253
Participation in the period profit or loss		108,835		49,170
Participation in other comprehensive income		1,538		-
Dividends received		(6,460)		-
Year-end balance	Ps.	282,222	Ps.	177,103

The condensed financial information of the associates and joint ventures is as follows:

Associates

December 31, 2015

	Assets		Liabilities		Equity		Income		Expenses		Net income
A.C.H. Colombia S.A.	Ps.	40,143	Ps.	10,736	Ps.	29,407	Ps.	51,039	Ps.	37,098	Ps.	8,668
Redeban Multicolor S.A.		137		49		88		139		123		8
Aerocali S.A.		103,377		57,047		46,330		105,514		71,926		33,588
Colombiana de Extrusión S.A. Extrucol		57,785		18,920		38,865		75,893		62,295		13,598
Concesionaria Tibitoc S.A.		89,676		32,340		57,336		42,390		21,817		20,573
Metrex S.A.		33,162		20,249		12,913		49,554		45,933		3,621
C.I. Acepalma		197		155		42		578		566		12
Gases del Caribe S.A.		2,030,924		1,283,395		747,529		1,112,474		939,046		173,428
Cálidda S.A.		2,314,330		1,443,974		870,356		767,193		727,982		39,211
Energía Eficiente S.A.		54		39		15		164		157		7
	Ps.	4,669,785	Ps.	2,866,904	Ps.	1,802,881	Ps.	2,204,938	Ps.	1,906,943	Ps.	292,714

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31, 2014

	Assets		Liabilities		Equity		Income		Expenses		Net income
A.C.H. Colombia S.A.	Ps.	30,424	Ps.	5,450	Ps.	24,974	Ps.	48,492	Ps.	41,991	Ps.	6,501
Redeban Multicolor S.A.		125,343		41,679		83,664		123,054		89,557		33,497
Aerocali S.A.		53,290		27,859		25,431		45,461		52,391		(6,930)
Colombiana de Extrusión S.A. Extrucol		59,048		14,281		44,767		64,618		60,169		4,449
Concesionaria Tibitoc S.A.		76,712		27,547		49,164		25,090		19,532		5,558
Metrex S.A.		28,055		13,620		14,435		32,708		29,378		3,330
Jardín Plaza		80,023		23,317		56,706		12,519		15,087		(2,568)
C.I. Acepalma		130		95		35		434		429		5
Gases del Caribe S.A.		1,730,689		1,095,494		635,195		1,094,503		904,968		189,535
Cálidda S.A.		1,664,469		995,743		668,726		989,632		920,045		69,587
Complejo Enérgetico del Este S.A.		14		-		14		-		-		-
Energia Eficiente S.A. E.S.P.		53		43		10		153		149		4
	Ps.	3,848,250	Ps.	2,245,128	Ps.	1,603,122	Ps.	2,436,664	Ps.	2,133,696	Ps.	302,968

January 1, 2014

	Assets		Liabilities		Equity		Income		Expenses		Net income
A.C.H. Colombia S.A.	Ps.	31,062	Ps.	7,789	Ps.	23,273	Ps.	-	Ps.	-	Ps.	-
Redeban Multicolor S.A.		119,072		39,660		79,412		-		-		-
Aerocali S.A.		43,177		22,950		20,227		-		-		-
Colombiana de Extrusión S.A. Extrucol		55,806		15,936		39,870		-		-		-
Concesionaria Tibitoc S.A.		82,471		34,709		47,762		-		-		-
Metrex S.A.		25,564		13,103		12,461		-		-		-
Jardín Plaza		76,823		20,452		56,371		-		-		-
C.I. Acepalma		136		104		32		-		-		-
Gases del Caribe S.A. ESP		1,338,212		771,654		566,558		-		-		-
Calidda S.A.		1,248,589		778,026		470,563		-		-		-
	Ps.	3,020,912	Ps.	1,704,383	Ps.	1,316,529	Ps.	-	Ps.	-	Ps.	-

Joint ventures

December 31, 2015

	Assets		Liabilities		Equity		Income		Expenses		Net income
A Toda Hora S.A.	Ps.	36,369	Ps.	29,039	Ps.	7,330	Ps.	10,312	Ps.	10,147	165
Fiduoccidente y otros consorcios Fidufonpet		12		12		-		7		7	-
Consorcio pensiones Ecopetrol 2011		897		-		897		894		894	-
CFC SK Eldorado Latam Advisory Company S.A.S		538		339		199		1,330		1,132	197
Cfc Sk Eldorado Latam Management Company Ltd.		3,488		36		3,452		3,495		169	3,327
Cfc Sk Eldorado Latam Capital Partners, Ltd.		117		11		106		13		92	(79)
Cfc Sk Eldorado Latam Fund L.P.		787		166		621		3		6,692	(6,689)
Concesionaria Ruta del Sol S.A.		3,189,078		2,344,326		844,752		868,929		868,929	-
Concesionaria Vial del Pacífico		109,214		106,019		3,195		3,780		3,780	-
Concesionaria Nueva Vía al Mar		58,195		42,656		15,539		3,019		3,019	-
Consorcio Porvenir - Fidubogotá EMCALI		284		284		-		-		-	-
UT Porvenir - FONPET Fiduciaria BBVA 30794		1,022		3		1,019		-		-	-
	Ps.	3,400,001	Ps.	2,522,891	Ps.	877,110	Ps.	891,782	Ps.	894,861	(3,079)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31, 2014

	Assets		Liabilities		Equity		Income		Expenses		Net income
A Toda Hora	Ps.	57,734	Ps.	50,434	Ps.	7,300	Ps.	856	Ps.	(310)	Ps.	546
Concesionaria Ruta del Sol S.A.S.		2,211,934		1,719,797		492,137		670,441		534,265		136,176
Concesionaria Vial del Pacífico S.A.S.		21,617		19,569		2,048		8,405		8,358		47
Consorcio Porvenir – Fidubogotá - Emcali		148		148		-		307		307		-
UT Porvenir – Fiduciaria BBVA - Fonpet 2012		972		5		-		884		884		-
	Ps.	2,292,405	Ps.	1,789,953	Ps.	501,485	Ps.	680,893	Ps.	543,504	Ps.	136,769

January 1, 2014

	Assets		Liabilities		Equity		Income		Expenses		Net income
A Toda Hora	Ps.	61,817	Ps.	55,135	Ps.	6,682	Ps.	-	Ps.	-	Ps.	-
Concesionaria Ruta del Sol S.A.S.		2,219,598		1,955,644		263,954		-		-		-
Consorcio Porvenir – Fidubogotá – Emcali		148		148		-		-		-		-
UT Porvenir – Fiduciaria BBVA - Fonpet 2012		972		972		-		-		-		-
	Ps.	2,282,535	Ps.	2,011,899	Ps.	270,636	Ps.	-	Ps.	-	Ps.	-

NOTE 15 – TANGIBLE ASSETS

The movement of carrying value amounts of tangible assets accounts during the periods ended on December 31, 2015, 2014 and January 1, 2014 is as follows:

	For own use		Given in operating lease		Investment properties		Biological assets at fair value		Total
Cost
Balance as of January 1, 2014	Ps.	6,088,077	Ps.	20,037	Ps.	319,744	Ps.	201,183	Ps.	6,629,041
Purchases or capitalized expenses (net)		756,355		677		88,665		26,360		872,057
Withdrawals / Sales (net)		(337,632)		(3,603)		(15,485)		(9,812)		(366,532)
Changes in fair value		-		-		1,691		(15,332)		(13,641)
Transfers to non-current assets held for sale		(1,517)		-		(39,839)		-		(41,356)
Adjustments for exchange differences		253,457		-		11,966		-		265,423
Balance as of December 31, 2014		6,758,740		17,111		366,742		202,399		7,344,992
Purchases or capitalized expenses (net)		919,335		1,119		75,458		35,265		1,031,177
Withdrawals / Sales (net)		(349,056)		(7,739)		(22,945)		(20,374)		(400,114)
Changes in fair value		-		-		104,769		22,922		127,691
Transfers to non-current assets held for sale		15,498		-		14,222		-		29,720
Adjustments for exchange differences		625,076		-		-		-		625,076
Balance as of December 31, 2015		7,969,593		10,491		538,246		240,212		8,758,542

Accumulated Depreciation:

Balance January 1, 2014		1,157,527		3,156		-		-		1,160,683

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	For own use		Given in operating lease		Investment properties		Biological assets at fair value		Total
Depreciation of the year charged against profit or loss		332,770		8,417		-		-		341,187
Withdrawals / Sales		(82,774)		(2,336)		-		-		(85,110)
Transfers to non-current assets held for sale		(27,181)		-		-		-		(27,181)
Adjustments for exchange differences		65,628		-		-		-		65,628
Balance December 31, 2014		1,445,970		9,237		-		-		1,455,207
Depreciation of the year charged against profit or loss		388,271		3,505		-		-		391,776
Withdrawals / Sales		(156,830)		(5,678)		-		-		(162,508)
Transfers to non-current assets held for sale		364,282		-		-		-		364,282
Adjustments for exchange differences		194,653		-		-		-		194,653
Balance December 31, 2015		2,236,346		7,064		-		-		2,243,410

Impairment losses:

Balance as of January 1, 2014		-		686		-		-		686
Year impairment charge		2,726		(360)		-		-		2,366
Transfers to non-current assets held for sale		-		-		-		-		-
Adjustments for exchange differences		-		-		-		-		-
Balance as of December 31, 2014		2,726		326		-		-		3,052
Year impairment charge		(1,709)		(259)		-		-		(1,968)
Transfers to non-current assets held for sale		-		-		-		-		-
Adjustments for exchange differences		-		-		-		-		-
Balance as of December 31, 2015		1,017		67		-		-		1,084

Tangible Assets, net:

Balance as of January 1, 2014	Ps.	4,930,550	Ps.	16,195	Ps.	319,744	Ps.	201,183	Ps.	5,467,672
Balance as of December 31, 2014	Ps.	5,310,044	Ps.	7,548	Ps.	366,742	Ps.	202,399	Ps.	5,886,733
Balance as of December 31, 2015	Ps.	5,732,230	Ps.	3,360	Ps.	538,246	Ps.	240,212	Ps.	6,514,048

15.1 Properties, plant and equipment for own use

Following is the detail of the balance as of December 31, 2015,2014 and January 1, 2014, by type of property, plant and equipment for own use:

	Cost		Accumulated depreciation		Impairment loss		Carrying amount
December 31, 2015
Lands	Ps.	968,408	Ps.	-	Ps.	52	Ps.	968,356
Buildings		2,544,274		294,208		213		2,249,853
Office equipment and accessories		916,756		564,718		-		352,038
Information technology equipment		1,461,335		1,013,594		-		447,741

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Cost		Accumulated depreciation		Impairment loss		Carrying amount
Vehicles		83,577		36,849		-		46,728
Equipment and machinery		1,271,277		163,819		694		1,106,764
Silos		8,613		4,359		58		4,196
Warehouses		43,435		23,905		-		19,530
Advanced payments for the acquisition of plant property and equipment		24,044		-		-		24,044
Improvements in leaseholds properties		284,081		134,891		-		149,190
Constructions in progress		363,790		-		-		363,790
Balance as of December 31, 2015	Ps.	7,969,590	Ps.	2,236,343	Ps.	1,017	Ps.	5,732,230

December 31, 2014

Lands	Ps.	907,000	Ps.	-	Ps.	-	Ps.	907,000
Buildings		2,350,035		237,020		15		2,113,000
Office equipment and accessories		705,256		392,099		-		313,157
Information technology equipment		1,066,390		676,853		2,711		386,826
Vehicles		102,978		38,703		-		64,275
Equipment and machinery		1,223,135		73,911		-		1,149,224
Silos		8,613		4,273		-		4,340
Warehouses		42,272		23,106		-		19,166
Advanced payments for the acquisition of plant property and equipment		-		-		-		-
Improvements in leaseholds properties		99,953		3		-		99,950
Constructions in progress		253,106		-		-		253,106
Balance as of December 31, 2014	Ps.	6,758,738	Ps.	1,445,968	Ps.	2,726	Ps.	5,310,044

January 1, 2014

Lands	Ps.	873,393	Ps.	-	Ps.	-	Ps.	873,393
Buildings		2,174,618		187,082		38		1,987,498
Office equipment and accessories		646,189		361,137		-		285,052
Information technology equipment		872,422		546,711		-		325,711
Vehicles		77,105		21,716		-		55,389
Mobilization equipment and machinery		1,123,218		14,328		-		1,108,890
Silos		8,613		4,187		-		4,426
Warehouses		41,846		22,327		-		19,519
Advanced payments for the acquisition of plant property and equipment		-		-		-		-
Improvements in leaseholds properties		71,809		3		-		71,806
Constructions in progress		198,866		-		-		198,866
Balance as of January 1, 2014	Ps.	6,088,079	Ps.	1,157,491	Ps.	38	Ps.	4,930,550

The carrying value to December 31, 2015, 2014 and January 1, 2014 in the previous chart includes the following amounts:

•	Ps.1,249,700 as of December 31, 2015, Ps.934,957 as of December 31, 2014, Ps.724,931, as of January 1, 2014, , related to property, plant and equipment from foreign subsidiaries.

The constructions in progress account includes financial costs capitalized during the period. On the years ended on December 31, 2015 costs were capitalized for a value of Ps. 17,902 (during the period ended on December 31, 2014, Ps. 6,998).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

15.2 Properties, plant and equipment given in operating lease:

Following is the detail of the balance to as of December 31, 2015, 2014 and January 1, 2014, by type of property, plant and equipment given in operating lease:

	Cost		Accumulated impairment		Impairment loss		Carrying amount
December 31, 2015
Equipment, furniture and office equipment	Ps.	302	Ps.	280	Ps.	8	Ps.	14
Computing equipment		4,686		3,975		59		652
Vehicles		4,284		1,880		-		2,404
Mobilization equipment and machinery		1,219		929		-		290
Balance as of December 31, 2015	Ps.	10,491	Ps.	7,064	Ps.	67	Ps.	3,360

December 31, 2014
Equipment, furniture and office equipment	Ps.	580	Ps.	361	Ps.	45	Ps.	174
Computing equipment		10,131		5,764		229		4,138
Vehicles		3,764		1,454		-		2,310
Mobilization equipment and machinery		2,636		1,658		52		926
Balance as of December 31, 2014	Ps.	17,111	Ps.	9,237	Ps.	326	Ps.	7,548

January 1, 2014
Equipment, furniture and office equipment		707		14		39		654
Computing equipment		13,089		1,450		524		11,115
Vehicles		3,312		886		-		2,426
Mobilization equipment and machinery		2,929		806		123		2,000
Balance as of January 1, 2014	Ps.	20,037	Ps,	3,156	Ps.	686	Ps.	16,195

Below is a summary of the minimum lease payments to be received in the next years based on assets given in operating lease to December 31, 2015,2014 and January 1, 2014:

	December 31, 2015		December 31, 2014
Less than a year	Ps.	2,344	Ps.	5,577
More than a year, less than 5		1,491		1,887
Total	Ps.	3,835	Ps.	7,464

15.3	Biological Assets

Below is the detail of the biological assets as of December 31, 2015, 2014 and January 1, 2014:

	December 31, 2015		December 31, 2014

Balance at the beginning of the year	Ps.	202,399	Ps.	201,183
Purchases or capitalized expenses (net)		35,265		26,360
Withdrawals / Sales (net)		(20,374)		(9,812)
Changes in fair value		22,922		(15,332)
Year end balance	Ps.	240,212	Ps.	202,399

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Following is the detail of the biological assets by type of asset:

	December 31, 2015		December 31, 2014		January 1, 2014
African palm
In production (at fair value)	Ps.	81,916	Ps.	71,408	Ps.	80,314
In growth (cost)		2,775		1,704		3,531
Rubber plantations
In production (at fair value)		118,169		104,419		100,643
In growth (cost)		27,561		15,800		6,320
Other at fair value		9,791		9,068		10,375
Total	Ps.	240,212	Ps.	202,399	Ps.	201,183

The aforementioned amounts are not subject to any limitations or restrictions.

During the years ended on December 31, 2015, 2014, Grupo Aval registered in its statement of income and cost and expenses as follows:

	December 31, 2015		December 31, 2014
Sales of biological goods	Ps.	46,458	Ps.	35,511
Changes in fair value of biological assets		22,922		(15,332)
Subtotal		69,380		20,179
Costs and expenses		(37,045)		(28,247)
Growth and maintenance costs		(7,640)		(9,640)
General administration costs and sales		(2,866)		(5,760)
Financial costs		(278)		(3,372)
Subtotal		(47,829)		(47,019)
Total net income	Ps.	21,551	Ps.	(26,840)

15.4 Investment properties

The following table summarize investment properties as of December 31, 2015 and 2014 and January 1, 2014:

December 31, 2015	Cost		Accumulated adjustments to fair value		Carrying amount
Land	Ps.	377,847	Ps.	(302)	Ps.	377,545
Buildings		152,107		8,594		160,701
Balance as of December 31, 2015	Ps.	529,954	Ps.	8,292	Ps.	538,246

December 31, 2014	Cost		Accumulated adjustments to fair value		Carrying amount
Land	Ps.	219,772	Ps.	865	Ps.	220,637
Buildings		145,433		672		146,105
Balance as of December 31, 2014	Ps.	365,205	Ps.	1,537	Ps.	366,742

January 1, 2014	Cost		Accumulated adjustments to fair value		Carrying amount
Land	Ps.	207,598	Ps.	-	Ps.	207,598
Buildings		112,146		-		112,146
Balance as of January 01, 2014	Ps.	319,744	Ps.	-	Ps.	319,744

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The following amounts have been recognized in the consolidated statement of income during the years ended on December 31, 2015 and 2014 by investments properties:

	December 31, 2015		December 31,2014
Income from rents	Ps.	6,986	Ps.	4,751
Direct operating expenses deriving from property investments which create income from rent		(1,798)		(112)
Direct operating expenses deriving from property investments which do not create income from rent		(762)		(1,013)
Net	Ps.	4,426	Ps.	3,626

NOTE 16 – CONCESSION ARRANGEMENTS RIGHTS

Under IFRIC 12, the concession arrangements between several of Grupo Aval’s subsidiaries and the Colombian Government for a number of infrastructure projects are classified as financial and intangible assets.

16.1 Financial assets in concession arrangements

The following table shows the changes in the financial assets in concession arrangements registered for Grupo Aval’s subsidiaries in the years ended at December 31, 2015 and 2014:

	At fair value		At amortized cost		Total
Balance at January 1, 2014	Ps.	1,565,709	Ps.	184,227	Ps.	1,749,936
Additions or new concession arrangements		-		322,386		322,386
Collections during the year		-		(422,960)		(422,960)
Adjustment to fair value credited to income		172,889		-		172,889
Accrued interest		-		35,684		35,684
Balance at December 31, 2014	Ps.	1,738,598	Ps.	119,337	Ps.	1,857,935
Additions or new concession arrangements		-		369,983		369,983
Collections during the year		-		(400,703)		(400,703)
Adjustment to fair value credited to income		153,094		-		153,094
Changes in accounting estimated (1)		-		(111,432)		(111,432)
Accrued interest		-		65,679		65,679
Balance at December 31, 2015	Ps.	1,891,692	Ps.	42,864	Ps.	1,934,556

(1)	During 2015, the affiliates Estudios y Proyectos de Inversiones de los Andes and Proyectos de Infraestructura reassessed adequate allocation of the fair value of two mixed concession contracts, between the financial asset and the intangible asset that arise from the contract, as a result of the clarifications made to the contracts for requirements of additional works, and determined to perform an adjust their carrying amount by transferring the amount of Ps. 111,432 from the financial assets at amortized cost account, included in other accounts receivable, to intangible assets; the amount of Ps. 114,175, with effect in income of 2015 as additional expenses for Ps. 40,860, and additional expenses for the subsequent years for Ps. 75,875 in 2016, Ps. 38,564 in 2017 and Ps. 29,073 in 2018.

16.2 Intangible Assets in Concession Arrangements

The following table shows the movement in the main concession agreements recognized for Grupo Aval’s subsidiaries under intangible assets during the years ended at December 31, 2015 and 2014:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Promigas S.A.		Estudios y proyectos e inversiones de los Andes S.A.		Proyectos de infraestructura S.A. – PISA		Estudios y proyectos del sol S.A.S – EPISOL		Total
Cost

Balance as of January 1, 2014	Ps.	1,225,830	Ps.	205,860	Ps.	255,094	Ps.	72,391	Ps.	1,759,175
Additions		163,830		85,348		4,288		-		253,466
Reclassification - Change in estimate		-		(12,913)		-		-		(12,913)
Balance as of December 31, 2014		1,389,660		278,295		259,382		72,391		1,999,728
Additions		494,815		147,689		16,902		-		659,406
Reclassification - Change in estimate		-		128,053		(13,878)		-		114,175
Balance as of December 31, 2015	Ps.	1,884,475	Ps.	554,037	Ps.	262,406	Ps.	72,391	Ps.	2,773,309

Accumulated Amortization

As of January 1, 2014	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Amortization of the year		(52,735)		(93,643)		(9,057)		(1,556)		(156,991)
Balance as of December 31, 2014		(52,735)		(93,643)		(9,057)		(1,556)		(156,991)
Amortization of the year		(97,008)		(117,014)		(9,914)		(1,681)		(225,617)
Balance as of December 31, 2015	Ps.	(149,743)	Ps.	(210,657)	Ps.	(18,971)	Ps.	(3,237)	Ps.	(382,608)

Net balance

	Promigas S.A.		Estudios y proyectos e inversiones de los Andes S.A.		Proyectos de infraestructura S.A. - PISA		Estudios y proyectos del sol S.A.S – EPISOL		Total

Net Balance as of January 1, 2014	Ps.	1,225,830	Ps.	205,860	Ps.	255,094	Ps.	72,391	Ps.	1,759,175

Cost		1,389,660		278,295		259,382		72,391		1,999,728
Accumulated amortization		(52,735)		(93,643)		(9,057)		(1,556)		(156,991)
Balance as of December 31, 2014		1,336,925		184,652		250,325		70,835		1,842,737
Cost		1,884,475		554,037		262,406		72,391		2,773,309
Accumulated amortization		(149,743)		(210,657)		(18,971)		(3,237)		(382,608)
Balance as of December 31, 2015	Ps.	1,734,732	Ps.	343,380	Ps.	243,435	Ps.	69,154	Ps.	2,390,701

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The following is the activity of income and costs incurred in the construction stage on concession arrangements:

	Promigas S.A. and subordinates		Concesionaria Vial de los Andes S.A.	Proyectos de Infraestructura S.A.	Estudios y proyectos del sol S.A.S. Episol	Total
Accumulated income capitalized as intangible or financial assets, recorded in the income statement
Balance at January 1, 2014	Ps.	-	-	-	-	-
Construction income during the year		91,809	394,153	-	10,385	496,347
Accumutated income during the year		-	34,011	-	1,674	35,685
Balance at December 31, 2014		91,809	428,164	-	12,059	532,032
Construction income during the year		39,259	480,901	13,874	52,797	586,831
Accumutated income during the year		35863	63,562	-	1,222	100,647
Balance at December 31, 2015	Ps.	75,122	544,463	13,874	54,019	687,478
Accumulated costs incurred in the concession, recorded in the Income statement
Balance at January 1, 2014	Ps.	-	-	-	-	-
Construction costs incurred during the year		91,809	394,153	-	10,676	496,638
Financial costs incurred during the year		-	-	-	8,061	8,061
Balance at December 31, 2014		91,809	394,153	-	18,737	504,699
Construction costs incurred during the year		39,259	480,901	13,874	45,112	579,146
Financial costs incurred during the year		35,863	18,814	-	7,676	62,353
Balance at December 31, 2015	Ps.	75,122	499,715	13,874	52,788	641,499

PROMIGAS S.A. and Subsidiaries

a)	Promigas and its subsidiaries have executed several concession agreements with entities of the Colombian Government for the construction, operation and maintenance of gas pipelines in Colombia, entered into mainly during the years 1996 to 2010, which currently are in operational stage. For the construction service Promigas and its subsidiaries receive rates fixed by the Colombian government for gas transportation in periods between 30 and 50 years and whose contracts comprise the unconditional transfer of the gas pipelines subject matter of the concession, at the end of the contract, to entities of the Colombian Government for their fair value, or otherwise, obtaining successive extensions for 20 additional years, but in any case, always at the end of the each extension period the gas pipelines subject matter of the concession are transferred to the Colombian Government at their fair value.

Due to the foregoing, for purposes of IFRS, Interpretations Committee (IFRIC) 12 the aforementioned contracts have been classified as mixed contracts: as intangible assets in the part corresponding as remuneration for the reception of gas transportation rates and as a financial asset in the part corresponding to the unconditional right at the end of the contract to transfer the assets subject matter of the concession to the Colombian Government, at their fair value.

b)	In addition to the foregoing, Promigas and its subsidiaries have executed other concession contracts entered into with the Colombian Government for the construction, operation and maintenance of gas pipelines in terms of duration of between 30 and 50 years during which, as remuneration for the construction of such gas pipelines, receiving the rates regulated by the Colombian Government, but at the end of the contract the assets subject matter of the concession are transferred to the Colombian Government entities, without any consideration; due to the aforementioned, such contracts have been classified under IFRIC 12 as intangible assets.

Proyecto de Infraestructura S.A. (“PISA”)

a)	Pisa has a concession agreement entered into with the Valle del Cauca department, Colombia, executed on December 30, 1993 during a term of fifteen (15) years and subsequently extended for 20 years in 1996, for the construction and maintenance of a new road, improvement and maintenance of the existing lane of the road Buga - Tulua - La Paila in Colombia. The total amount of the construction in accordance with the concession contract was Ps. 45,481 billion from September of 1993 (total amount of the contract is Ps. 52,111 billions from September, 1993), which is recovered through tolls during the contract operation stage. Due to the foregoing, for purposes of IFRIC 12 the concession contract has been deemed as an intangible asset. As of December 31, 2015 the subsidiary has satisfactorily complied with the terms of the agreement and based on impairment assessments

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

carried out, it is expected that the amount registered in books will be totally recoverable with the revenues of future tolls.

b)	Concesiones CCFC S.A is within the subordinate Group entities through Pisa, which is executing a concession contract entered into with the National Road Institute (INVIAS, for its Spanish acronym Instituto Nacional de Vías) on June 30, 1995, whose purpose is to develop, under the concession system, the studies and final designs, rehabilitation and construction works, operation and maintenance of the road Bogotá (Fontibon) – Facatativa – Los Alpes, in the Department of Cundinamarca, Colombia, expiring on march. The total amount of the construction in accordance with the concession contract is Ps. 43,978 billion of September, 1994 (total amount of the contract is Ps. 70,344 billion of September, 1994) which is recovered through tolls during the contract operation stage. Due to the foregoing, for purposes of IFRIC 12 the concession contract has been deemed as an intangible asset. As of December 31, 2015 the subsidiaries have satisfactorily complied with the terms of the agreement and based on impairment assessments carried out, it is expected that the amount registered in books will be totally recoverable with the revenues of future tolls.

Concesionaria Vial de los Andes S.A. (“Coviandes”)

Coviandes has a concession contract with the Colombian Government which purpose is to perform through the concession system, the studies, final designs, rehabilitation and construction works, operation and maintenance of the road denominated Sector Bogotá -Puente Real and maintenance and operation of Sector Puente Real to Villavicencio in Colombia. The total amount of the construction in accordance with the concession contract was Ps. 82,445, which is recovered through tolls during the contract operation stage and through minimum amounts guaranteed for receipt from the Colombian Government. Due to the foregoing, for purposes of IFRIC 12 the concession contract has been deemed as a mixed contract including a financial asset for minimum payments guaranteed by the Colombian Government recognized at amortized cost and an intangible asset for the amount collected through tolls.

As of December 31, 2015 the subsidiary has satisfactorily complied with the terms of the agreement and based on impairment assessments carried out, it is expected that the amount registered in books as intangible assets will be totally recoverable with future revenues.

Concesionaria Panamericana S.A.S

In the normal course of the business the company has executed a concession contract with the Department of Cundinamarca, Colombia on December 16, 1997, wherein the Concessionaire binds itself to perform under the Concession system, the studies, final designs, rehabilitation and construction works, operation and maintenance of the project Road Corridor of Central West Cundinamarca (“Corredor Vial del Centro Occidente de Cundinamarca”) in Colombia.

The total amount of the construction in accordance with the concession contract and its additions was Ps. 207,851 billion, which is recovered through tolls during the contract operation stage. Due to the foregoing, for purposes of IFRIC 12 the concession contract has been deemed as an intangible asset. As of December 31, 2015 the subsidiary has satisfactorily complied with the terms of the agreement and based on impairment assessments carried out, it is expected that the amount registered in books will be totally recoverable with future revenues.

As of December 31, 2014, other additional contracts have been executed for which formalizing of the works liquidation minutes is pending.

As of December 31 2015 and 2014 the subordinate entities of the Group dedicated to the concession business did not have any contingent assets due to revenues receivable deriving from any contractual difference with any concession, other than any rate acknowledgment. They did not have either contingent liabilities due to sanctions or fines enforced by the Government during the development of concession contracts due to potential contractual breaches.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 17 – GOODWILL

Following is the movement of goodwill account during the years ended Deember 31, 2015 and 2014:

	December 31, 2015		December 31, 2014

Balance at the beginning of the year	Ps.	5,867,232	Ps.	5,130,546
Foreign exchange adjustment		1,188,743		736,686
Balance at the end of the year	Ps.	7,055,975	Ps.	5,867,232

Following is the detail of goodwill assigned by cash generating units (CGU) which represent the lowest level within Grupo Aval are monitored by the management and which are not greater that the business’ segments:

	December 31, 2015

CGU	Goodwill carrying amount		CGU Book Value		CGU Recoverable amount		Excess
Inside Banco de Bogotá	Ps.	465,905	Ps.	3,977,081	Ps.	9,479,653	Ps.	5,502,572
Pensiones y Cesantias Porvenir		538,231		1,276,932		3,139,880		1,862,948
Promigas subsidiaries		169,687		2,850,171		2,897,963		47,792
Leasing Bogota Panama		4,945,657		10,035,197		15,190,545		5,155,348
Banco de Bogota		301,223		10,837,872		13,548,774		2,710,902
Banco Popular		358,401		2,288,327		3,577,290		1,288,963
Inside Banco de Occidente		22,724		41,935		457,455		415,520
Banco de Occidente		127,571		3,049,161		4,303,771		1,254,610
Episol Panamericana		119,915		129,969		191,645		61,676
Hoteles Estelar		6,661		47,747		56,342		8,595
	Ps.	7,055,975

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	December 31, 2014

CGU	Goodwill carrying amount		CGU Book Value		CGU Recoverable amount		Excess
Inside Banco de Bogotá	Ps.	465,905	Ps.	5,570,588	Ps.	11,871,461	Ps.	6,300,873
Pensiones y Cesantias Porvenir		538,231		1,189,180		3,779,520		2,590,340
Promigas subsidiaries		169,687		2,950,811		2,991,679		40,868
Leasing Bogota Panama		3,756,914		5,612,611		10,073,230		4,460,619
Banco de Bogota		301,223		7,952,885		16,154,491		8,201,606
Banco Popular		358,401		2,678,238		3,631,076		952,838
Inside Banco de Occidente		22,724		41,935		511,085		469,150
Banco de Occidente		127,571		2,969,626		4,732,430		1,762,804
Episol Panamericana		119,915		129,969		233,789		103,820
Hoteles Estelar		6,661	Ps.	44,855	Ps.	51,923	Ps.	7,068
	Ps.	5,867,232

	January 1, 2014

CGU	Goodwill carrying amount		CGU Book Value		CGU Recoverable amount		Excess
Inside Banco de Bogotá	Ps.	465,905	Ps.	5,512,097	Ps.	11,349,204	Ps.	5,837,107
Pensiones y Cesantias Porvenir		538,231		1,036,757		3,230,927		2,194,170
Promigas subsidiaries		169,357		2,950,811		2,991,679		40,868
Leasing Bogota Panama		3,020,558		3,570,243		8,867,278		5,297,035
Banco de Bogota		301,223		5,818,085		14,860,458		9,042,373
Banco Popular		358,401		2,467,839		3,693,061		1,225,222
Inside Banco de Occidente		22,724		41,935		476,832		434,897
Banco de Occidente		127,571		2,835,247		4,511,312		1,676,065
Episol Panamericana		119,915		129,969		233,789		103,820
Hoteles Estelar		6,661	Ps.	44,855	Ps.	51,923	Ps.	7,068
	Ps.	5,130,546

The excess (impairment) is calculated by the difference between the CGU recoverable amount established is explain below for the Goodwill most important recorded in Grupo Aval more than Ps. 200.000 les the CGU net assets book value less the Goodwill allocated to each CGU.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The recoverable amount of each cash generating unit was determined based on market values of banks, listed in stock exchanges and in value of use calculations for those not listed in stock exchanges. Such calculations used cash flow projections approved by the management, covering periods from 5 to 20 years. Cash flows subsequent to these periods were extrapolated using estimated growth rates for such flows, not exceeding the average of the economic sector where the cash generating unit of operates.

Cash-generating units inside Banco de Bogotá

Goodwill was generated in 2006 with the acquisition of 94.99% of the shares of Banco de Crédito y Desarrollo Social – MEGABANCO S.A. and later merged with Banco de Bogotá. This operation was authorized by the Office of the Superintendent of Finance of Colombia in Resolution No. 917 dated 2 June 2006.

That goodwill was allocated to the groups of cash-generating units inside Banco de Bogotá involved in the following lines of business:

	Share (%)	Valor

Commercial	32.7%	152,539
Consumer	30.8%	143,287
Payroll installment loans	27.0%	125,934
Vehicles	6.7%	31,304
Microcredit	2.8%	12,841
Total	100.0%	465,905

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by the expert Incorbank S.A. This valuation is included in its January 2016 report and is based on the Banco de Bogotá financial statements at November 30, 2015, due to the merger with the acquired company.

The following table shows the main premises used in the latest impairment tests of the groups of cash-generating units with allocated goodwill. These were performed in December 2015 and December 2014

December 31, 2015
	2016	2017	2018	2019	2020
Lending rate on the loan portfolio and investments	10.70%	10.70%	11.00%	11.20%	11.20%
Borrowing rate	4.10%	3.80%	3.70%	3.60%	3.60%
Growth in income from commissions	26.70%	25.00%	12.30%	12.40%	15.10%
Growth in expenses	32.60%	12.70%	15.00%	16.90%	15.40%
Inflation	5.00%	3.60%	3.00%	3.00%	3.00%
Discount rate after taxes	13.90%
Growth rate after ten years	3.00%

December 31, 2014
	2015	2016	2017	2018	2019
Lending rate on the loan portfolio and investments	10.00%	10.50%	10.80%	10.80%	10.90%
Borrowing rate	3.50%	3.70%	3.80%	3.80%	3.80%
Growth in income from commissions	16.50%	15.70%	15.50%	15.60%	15.60%
Growth in expenses	19.00%	19.60%	18.20%	15.80%	15.10%
Inflation	3.60%	3.20%	3.00%	3.00%	3.00%
Discount rate after taxes	12.30%
Growth rate after ten years	3.00%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

January 1, 2014
	2014	2015	2016	2017	2018
Lending rate on the loan portfolio and investments	9.90%	10.30%	10.60%	10.70%	10.80%
Borrowing rate	3.90%	3.80%	3.90%	3.90%	3.90%
Growth in income from commissions	21.30%	17.30%	15.70%	15.60%	15.80%
Growth in expenses	19.10%	18.00%	18.00%	16.00%	16.50%
Inflation	3.00%	3.00%	3.00%	3.00%	3.00%
Discount rate after taxes	12.20%
Growth rate after ten years	3.00%

A 10-year projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables.

The following is a description of that process.

-	The lending rates on loans and investments were projected based on the Group past earnings and the projected DTF rate.

-	The borrowing rates were projected based on the Group historical earnings and the influence the DTF could have on these rates.

-	Estimated growth in commissions and expenses is based on the growth in loans and other operations estimated by the Group.

-	The rate of inflation used in the projections is based on reports from outside sources, such as the International Monetary Fund, and on documents from experts, such as the projections in Latinfocus and others,

-	The growth rate used for the terminal value was 3%, which is the rate used in the most recent studies.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the 13.9% estimated discount rate had been 0.5% higher than the rate estimated in the independent studies, the book value of goodwill would not have to be reduced, since the fair value of the groups of cash-generating units with this sensitivity would be Ps. 8,904,691, which is well above the book value of Ps. 5,502,572.

•	Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

The Bank acquired sixteen point seventy-five percent (16.75%) of the shares of AFP Horizonte Pensiones y Cesantías S.A. directly and sixty-four point twenty-eight percent (64.28%) indirectly through its subsidiary Porvenir, as authorized by the Financial Superintendence of Colombia. This acquisition generated Ps. 91.746 and Ps. 352.081 in initial goodwill, respectively, as per its deemed cost at January 1, 2014.

After the acquisition, Porvenir absorbed AFP Horizonte Pensiones y Cesantías S.A and the goodwill in question was allocated to the groups of cash-generating units that together make up Porvenir later that same year.

The latest valuation update of the groups of cash-generating units that comprise Porvenir was done by an external advisor based on Porvenir’s financial statements at December 31, 2015.

The following are the main premises used in the impairment testreports taken as the basis for impairment testing on the dates listed:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31, 2015
	2016	2017	2018	2019	2020

Lending interest rate on investments	5.44%	5.38%	5.38%	5.55%	5.69%
Borrowing rate	6.10%	5.90%	5.90%	5.90%	5.90%
Growth in income from commissions	6.60%	7.90%	7.10%	7.00%	6.90%
Growth in expenses	(3.00)%	7.40%	5.10%	6.20%	5.60%
Inflation	5.00%	3.40%	3.00%	3.00%	3.00%
Discount interest rate after taxes	13.49%
Growth rate after five years	4.00%

December 31, 2014
	2015	2016	2017	2018	2019

Lending interest rate on investments	5.15%	4.94%	5.11%	5.19%	5.23%
Borrowing rate	6.30%	6.30%	6.30%	6.30%	6.30%
Growth in income from commissions	3.20%	6.60%	6.80%	7.10%	7.00%
Growth in expenses	(4.30)%	4.50%	3.10%	5.10%	6.30%
Inflation	3.40%	3.00%	3.00%	3.00%	3.00%
Discount interest rate after taxes	11.50%
Growth rate after twenty years	4.00%

January 1, 2014
	2014	2015	2016	2017	2018

Lending interest rate on investments	4.06%	5.12%	5.89%	5.95%	6.00%
Borrowing rate	6.00%	6.00%	6.00%	6.00%	6.00%
Growth in income from commissions	(5.70)%	8.90%	9.10%	8.20%	8.00%
Growth in expenses	(2.00)%	0.30%	3.70%	5.10%	6.10%
Inflation	3.00%	3.10%	3.10%	3.10%	3.10%
Discount interest rate after taxes	11.90%
Growth rate after twenty years	4.00%

A 20-year projection was made to estimate goodwill based on macroeconomic assumptions and those related to the business of AFP Horizonte Pensiones y Cesantías, as indicated in the foregoing tables. The following is a description of that process.

•	Lending rates on loans and investments and the borrowing rates were projected using historical data on the business.
•	The estimated increases in commissions and expenses are based on business growth and other transactions estimated by the Group.
•	The inflation rate used in the projections was taken from several domestic and international sources, such as the International Monetary Fund and the Central Bank of Colombia
•	Finally, the growth rate used for the terminal value was 4%, which is the rate used in the most recent studies.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The discount interest after taxes that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate of 13.49% had been 1% higher than the estimated rate in the valuation done by outside experts, there would be no need to reduce the book value of goodwill. Since the fair value of the groups of cash-generating units to which the goodwill was allocated would be Ps. 2,787,092 and exceeds their book value of Ps. 1,276,932.

Acquisitions through Corficolombiana

The following assumptions are the main ones used to assess impairment of the most important goodwill.

Leasing Bogotá S.A. Panamá

On December 9, 2010, Banco de Bogotá S.A. acquired control of BAC Credomatic Inc (BAC COM) through its subsidiary Leasing Bogotá S.A. Panamá (LBP), which is the Panamanian company that executed the purchase agreement. BAC Credomatic Inc. (BAC COM), a company incorporated to do business under the laws of the British Virgin Islands, is the owner of Banco BAC International Bank, Inc. and the operations of BAC Credomatic Inc. (BAC) in Central America.

With the acquisition of BAC COM, through LBP, BAC's corporate structure now is controlled by Banco de Bogotá S.A., which is controlled, in turn, by Grupo Aval. Goodwill was generated and recognized as a result of that operation. Banco de Bogotá was authorized by the Financial Superintendency of Colombia to make this acquisition, through its subsidiary Leasing Bogotá Panamá, as indicated in Official Notice 2010073017- 048 dated December 3, 2010.

Afterwards, ninety-eight point ninety-two percent (98.92%) of the shares of Banco Bilbao Vizcaya Argentaria S.A. Panamá (BBVA Panamá, now BAC de Panamá) were acquired by Banco de Bogotá, through its subsidiary Leasing Bogotá Panamá, under authorization from the Financial Superintendency of Colombia, as per Official Notice 2013072962-052 dated December 12, 2013.

Finally, one hundred percent (100.00%) of the shares of Banco Reformador de Guatemala and of Transcom Bank Limited in Barbados were acquired, and both banks were stated as Grupo Financiero Reformador de Guatemala. The Financial Superintendencie authorized Banco de Bogotá to acquire these banks, through its subsidiaries Credomatic International Corporation and BAC Credomatic Inc., as per Official Notice 2013068082-062 dated December 3, 2013.

Up until December 31, 2015, an independent impairment test was performed individually for the goodwill generated through these acquisitions (BAC COM, BBVA Panamá, Reformer and Transcom). However, since the second half of 2015 and after several mergers, this goodwill has been included in the consolidated financial statements of the subsidiary Leasing Bogotá Panamá S.A as it consolidates with these companies both operationally and financially. Accordingly, for the purpose of assessing impairment of the goodwill generated via the acquisition of BAC COM, BBVA Panamá, Reformer and Transcom through Leasing Bogotá S.A. Panamá, Banco de Bogotá decided it should be assigned to the consolidated level in Leasing Bogotá S.A. Panamá, and a unitary impairment test at that level was developed at the end of December 2015.

The latest valuation update for the groups of cash generating units to which this goodwill was allocated was done by an external in February 2016, based on the financial statements of BAC Credomatic at November 30, 2015.

The following table shows the averages of the primary premises used in the reports on impairment of the cash-generating units with allocated goodwill, based on the impairment assessments done on the indicated dates.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31, 2015
	2016	2017	2018	2019	2020
Lending rate on the loan portfolio and investments inversions	14.4%	14.6%	14.8%	15.0%	15.1%
Borrowing rate	3.4%	3.5%	3.6%	3.6%	3.7%
Growth in income from commissions	15.1%	14.0%	12.0%	10.5%	8.1%
Growth in expenses	9.8%	11.9%	10.0%	8.2%	6.4%
Discount rate after taxes	12.5%
Growth rate after ten years	3.5%

December 31, 2014
	2015	2016	2017	2018	2019
Lending rate on the loan portfolio and investments inversions	15.3%	15.3%	15.4%	15.5%	15.7%
Borrowing rate	3.4%	3.5%	3.6%	3.7%	3.8%
Growth in income from commissions	8.3%	17.0%	13.8%	12.9%	12.4%
Growth in expenses	9.6%	8.7%	8.8%	8.6%	8.5%
Discount rate after taxes	12.9%
Growth rate after ten years	3.0%

January 1, 2014
	2014	2015	2016	2017	2018
Lending rate on the loan portfolio and investments inversions	14.8%	14.8%	14.9%	14.9%	15.0%
Borrowing rate	3.3%	3.5%	3.5%	3.6%	3.7%
Growth in income from commissions	8.3%	11.1%	10.6%	9.4%	8.6%
Growth in expenses	10.2%	10.2%	9.4%	8.7%	7.7%
Discount rate after taxes	12.2%
Growth rate after ten years	3.2%

A 10-year projection was made to evaluate goodwill impairment, considering the business will have matured and the flow of funds will have stabilized once this period has elapsed. In turn, macroeconomic assumptions as well as those for BAC Credomatic’s business in each of the countries where it operates were used for the projection, so as to reflect the reality that each market provides to the CGUs as a whole. The averages of the main premises used are listed in the foregoing tables, including the variables for all the countries where BAC Credomatic operates. The following is a description of that process.

•	Lending rates on loans and investments were projected based on historical data and on the expectations of management in each of the countries where BAC Credomatic operates, considering the competitiveness of the different services in their respective markets and the growth strategies for each segment. The projection on US Federal Reserve rates was taken into account as well, since these rates serve as a basis for international banking rates.

•	Growth in commissions was projected considering the increase in the commercial loan portfolios, as well as more competitive markets over the projected timeline. For this reason, BAC Credomatic is expected to reduce this revenue gradually, so as to improve its competitiveness in the market and the cost of its services in all the countries where it operates, with the exception of Mexico. In the case of Mexico, the operation is solely a credit card business and the account only includes revenue derived from this particular portfolio. Therefore, its projection contemplates growth based on higher billing associated with the credit card portfolio.

Although the functional or reporting currency of the business is that of each country in the region where BAC subsidiaries operate, the future flows of funds have been converted into nominal US dollars in each projected period, discounted at a nominal rate in US dollars, net of income tax, estimated as "Ke". A

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

discount rate in US dollars is used, inasmuch as a consistent discount rate in the respective local currencies cannot be estimated for lack of the necessary data.

•	The discount rate has been estimated in light of the risk profile of each of the markets where BAC operates.

•	To estimate the terminal value, the normalized flow of funds, adjusted according to expectations for its growth, was projected in perpetuity.

This projection does not exceed the average long-term rate of growth for the economies in each of the countries where BAC operates. Consequently, an annual growth rate of 3.5% was estimated for the long term.

The discount rate after taxes used to discount the dividend flows reflects the specific risks relative to the CGU and the markets where BAC Credomatic operates, as mentioned earlier. Had the estimated 12.5% discount rate been 1.0% higher than the estimated rate; that is, 13.5%, it would not have been necessary to reduce the book value of goodwill, since the vale-in-use of the cash-generating units to which the goodwill was allocated would be Ps. 12,888,595.

Banco de Bogotá and Banco Popular

The recoverable amount of cash-generating units was determined based on the market values since these Banks are public. At December 31, 2015 and 2014 the value of shares in stock market from these Banks was as follows:

	Number of shares	Stock-market value in Colombian pesos	Market value	Carrying amount including goodwill	Excess (impairment)
December 31, 2015
Banco Bogotá	227,710,487	59,500	13,548,774	10,837,872	2,710,903
Banco Popular	7,241,476,738	494	3,577,290	2,288,327	1,288,963

December 31, 2014
Banco Bogotá	227,548,807	66,100	15,040,976	8,662,813	6,378,163
Banco Popular	7,241,296,738	499	3,613,407	2,220,921	1,392,486

January 1, 2014
Banco Bogotá	190,992,655	71,500	13,655,975	5,533,166	8,122,809
Banco Popular	7,241,296,738	540	3,910,300	2,024,988	1,885,312

The recoverable amount of the Banco de Occidente´s cash generating unit was determined, based on the market value.

As a result of the stock-market values of these entities, we determined that is not necessary to create any provision for impairment corresponding to goodwill at December 31, 2015 and 2014.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 18 – OTHER INTANGIBLE ASSETS

Below is the detail of the balances of other intangible assets as of December 2015, December 2014 and January 2014.

December 31, 2015	Million Pesos
	Cost		Accumulated amortization		Impairment loss		Amount in books

Programs and information technology applications purchased	Ps.	643,782	Ps.	(212,620)	Ps.	-	Ps.	431,162
Other intangibles assets		226,408		(44,678)		-		181,730
Balance as of December 31, 2015	Ps.	870,190	Ps.	(257,298)	Ps.	-	Ps.	612,892

December 31, 2014	Million Pesos
	Cost		Accumulated amortization		Impairment loss		Amount in books

Programs and information technology applications purchased	Ps.	404,302	Ps.	(118,117)	Ps.	-	Ps.	286,185
Other intangibles assets		112,255		(10,341)		(12)		101,902
Balance as of December 31, 2014	Ps.	516,557	Ps.	(128,458)	Ps.	(12)	Ps.	388,087

January 1, 2014	Million Pesos
	Cost		Accumulated amortization		Impairment loss		Amount in books

Programs and information technology applications	Ps.	165,251	Ps.	(2,449)	Ps.	-	Ps.	162,802
Other intangibles assets		49,203		-		-		49,203
Balance as of January 1, 2014	Ps.	214,454	Ps.	(2,449)	Ps.	-	Ps.	212,005

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 19 – INCOME TAX AND EQUITY TAX

19.1.	Expense Components for Income Tax:

The expense for income tax for the years ended on December 31, 2015 and December 31, 2014 are comprised by the following:

	December 31, 2015		December 31, 2014
Current period income tax	Ps.	1,190,949	Ps.	1,224,812
CREE tax|		356,475		422,838
CREE surcharge		200,965		-
Subtotal current period taxes	Ps.	1,748,389	Ps.	1,647,650
Previous period adjustments		(19,282)		(25,131)
Adjustment due to uncertain tax positions in previous periods		3,542		(10,312)
Deferred taxes		146,321		196,091
Total	Ps.	1,878,970	Ps.	1,808,298

19.2	Reconciliation of the Nominal Tax Rate and the Effective Rate:

The following are the current basic tax rules over income tax:

In Colombia

•	Taxable income is taxed at a rate of 25%.

•	As from January 1, 2013, Law 1607 of 2012 created the income tax for equality tax (CREE) as a contribution of companies and legal entities that are tax payers and pay income and complementary tax returns for the benefit of workers, employment generation and social investment. Equality income tax (CREE) for 2014 and 2015 and following years is 9%.

•	As from 2015, an additional surcharge of the CREE was crated of 5% for 2015, 6% for 2016, 8% for 2017 and 9% for 2018.

•	The basis to determine income tax and CREE cannot be less than 3% of the companies equity calculated under tax rules on the last day of the previous fiscal.

According to Article 165 of Law 1607 of 2012 and Regulatory Decree 2548 of 2014, for tax purposes, the references contained in the tax laws to accounting standards, will remain enforceable during the four years following the enforceability of International Financial Reporting Standards. Consequently, during 2015 to 2018 inclusive, tax bases of the entries included in tax returns will continue unaltered and the determination of the liability for current income tax and equality income tax (CREE) shall be carried out based on tax provisions in force, which in some cases are referred to previous accounting principles, up to December 31, 2014.

Therefore, and pursuant to the aforementioned, the determination of the taxable basis of income tax and CREE for the years ended on December 31, 2015 and December 31, 2014 was carried out based on applicable tax provisions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

In other countries

The subsidiary Leasing Bogotá Panamá, because it has an international license, has a tax rate of 0%. The subsidiaries of Guatemala are taxed at a rate of 28% in 2014 and 25% in the following years; the subsidiaries of El Salvador, Honduras, Costa Rica, and Mexico are taxed at a rate of 35% and the subsidiaries with a local license in Panamá are taxed at a rate of 25%.

Below is the detail of the reconciliation between total expenses of the income tax of Grupo calculated at the enacted tax rate in force and the tax expense effectively registered in the statement of income for the years ended on December 31, 2015 and 2014:

	Years ended on:
	2015		2014
Profit before income tax	Ps.	5,224,656	Ps.	4,805,779
Enacted tax rate in Colombia		39%		34%
Theorical income tax expense		2,037,616		1,633,965
Non deductible expense		298,773		329,943
Presumptive income considered non recoverable for income tax purpose		28,954		(1,709)
Equity tax		118,245		30,994
Nontaxable dividends		(47,883)		(33,505)
Nontaxable income under equity method in associates		(91,572)		(20,678)
Profit (loss) in sales or appraisal of investment not constituting income		(7,697)		(2,255)
Nontaxable Interest income		(61,561)		(59,452)
Other nontaxable income		(75,171)		(54,120)
Revenues taxable by different tax rate		(5,602)		104
Expenses deductibles at different tax rate		6,971		3,445
Tax benefits in the acquisition of property and equipment		(67,574)		(31,952)
Profits (losses) Subsidiary in tax free countries or with different tax rate		(66,729)		15,239
Effect on the deferred income tax due to changes in tax rates		(71,962)		(31,501)
Expenses considered non recoverable for deferred income tax purposes		11,598		-
Previous period adjustments		(44,581)		4,264
Adjustments due to uncertain tax positions in previous periods		28,374		(8,504)
Other concepts		(111,229)		34,020
Total tax expense of the year	Ps.	1,878,970	Ps.	1,808,298
Effective income tax rate		35.96%		37.63%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

19.3	Tax Losses and excess of Presumptive Income:

As of December 31, 2015 and 2014 and January 1, 2014, following table shows the detail of the deferred taxes unrecognized related to the excess of minimum presumptive income of the entities of the Grupo Aval.

	December 31, 2015		December 31, 2014		January 1, 2014

Tax losses expiring on:

December 31, 2015		-		1,037		13
December 31, 2016		-		1,542		885
December 31, 2017		1,772		162		1,321
December 31, 2018		169		6		6,574
December 31, 2019		243		-		-
Without expiration date		78,292		74,753		68,897
Subtotal		80,476		77,500		77,690

Surplus of presumptive income expiring on:

December 31, 2015		-		1,832		1,791
December 31, 2016		1,070		1,614		1,779
December 31, 2017		1,622		2,644		1,569
December 31, 2018		7,141		-		1,734
December 31, 2019		77,056		-		-
December 31, 2020		44,252		-		-
Subtotal		131,141		6,090		6,873
Total	Ps.	211,617	Ps.	83,590	Ps.	84,563

Some Grupo Aval subsidiaries have potential deferred income tax assets which are are not recognized as of December 31, 2015 due to other temporary deductions for an amount of Ps. 213,922 (Ps.82,961 as of December 31, 2014).

19.4	Deferred Taxes concerning Subsidiary Companies:

In compliance with IAS 12, Grupo Aval did not record deferred income tax liabilities relating to temporary differences on investments in subsidiaries, corresponding to earnings not brought to Colombia from such affiliates by Ps. 16,714,818 and due to accumulative translation adjustments in their financial statements recorded in the Equity for an amount of Ps. 3,631,919. As of December 31, 2015, the foregoing due to the fact that: i) Grupo Aval has control over the subsidiaries and consequently it may decide with regards to the reversion of such temporary differences; and ii) Grupo Aval does not foresee its realization in the near term and therefore, it is probable that such temporary differences are not reverted in the foreseeable future.

19.5	Deferred taxes by Type of Temporary Difference:

The differences between the carrying value of the assets and liabilities and their tax bases give rise to the following temporary differences which result in deferred taxes, calculated and recorded in the years ended on December 31, 2015 and 2014, based on current tax regulations as references for the years wherein such temporary differences will be reverted:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Year ended on December 31, 2015

	Balance as of December 31, 2014	Credited (charged) to profit or loss	Credited (charged) to OCI	Reclassifications	Balance as of December 31, 2015
Deferred taxes assets
Debt securities at fair value	10,823	198,956	263,532	(23,746)	449,565
Equity securities at fair value	7,505	(1,082)	-	(5,388)	1,035
Derivatives instruments	555,521	(159,875)	(19,044)	3,463	380,065
Differences between the accounting and tax bases of the loans and receivables	30,998	(26,337)	-	-	4,661
Account receivable	-	7,852	-	-	7,852
Allowance for impairment on loans and receivables	102,662	12,503	-	-	115,165
Allowance for other accounts receivable	1,897	(1,730)	-	-	167
Financial asset in concession contracts	11,341	588	-	-	11,929
Differences between accounting and tax basis of goods received as payment	30,180	(16,854)	-	-	13,326
Differences between accounting and tax basis of the cost in property, plant and equipment	39,561	21,074	-	(2,129)	58,506
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment	6,938	(1,526)	-	-	5,412
Biological assets	4,580	(4,211)	-	-	369
Differences between accounting and tax basis of deferred charges of intangible assets	59,354	17,701	-	-	77,055
Losses carry forward	45,601	3,020	478,532	-	527,153
Surplus of presumptive income	16,147	(13,249)	163,218	-	166,116
Provisions	126,762	23,070	-	(3,412)	146,420
Employees benefits	104,872	3,927	(7,251)	(328)	101,220
Goodwill	6,947	-	-	-	6,947
Unrealized gains in debt financial instruments	6,494	41,459	-	-	47,953
Deferred Income	8,092	30,574	-	(2,809)	35,857
Lease agreements	7,315	1,099	-	-	8,414
Other	180,108	(68,038)	-	(5,779)	106,291
Subtotal	1,363,698	68,921	878,987	(40,128)	2,271,478

Differed taxes liabilities
Debt securities at fair value	9,509	(243,790)	-	-	(234,281)
Equity securities at fair value	(103,469)	103	-	5,319	(98,047)
Derivatives instruments	(346,677)	149,307	-	-	(197,370)
Differences between the accounting and tax bases of the loans and receivables	(77,205)	(27,030)	-	(376)	(104,611)
Allowance for impairment on loans and receivables	(366,953)	5,457	-	(78)	(361,574)
Differences between the accounting and tax base of goods received as payment	(60,587)	(44,414)	-	-	(105,001)
Provision for goods received as payment	(10,070)	(5,151)	-	23	(15,198)
Differences between the accounting and tax base for property plant and equipment costs	(453,088)	98,866	-	2,099	(352,123)
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment	(207,123)	(23,775)	-	(46)	(230,944)
Differences between accounting and tax basis of deferred charges of intangible assets	(33,639)	(26,364)	-	-	(60,003)
Profits not carried as investments in subsidiaries	(17,974)	(20,235)	-	-	(38,209)
Provisions	(24,468)	18,448	-	3,432	(2,588)
Goodwill	(23,166)	(19,656)	-	-	(42,822)
Other	(137,604)	81,121	-	(2,011)	(58,494)
Accumulative translation adjustment in foreing operations	(22,661)	(7,088)	-	2,809	(26,940)
Financial and intangible assets in concession contracts	(484,105)	(143,561)	-	-	(627,666)
Biological assets	(10,098)	(7,480)	-	-	(17,578)
Subtotal	(2,369,378)	(215,242)	-	11,171	(2,573,449)
Total	(1,005,680)	(146,321)	878,987	(28,957)	(301,971)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Year ended on December 31, 2014

	Balance as of December 31, 2013	Credited (charged) to profit or loss	Credited (charged) to OCI	Reclassifications	Balance as of December 31, 2014
Deferred taxes assets
Debt securities at fair value	15,923	(2,438)	5,289	(7,951)	10,823
Equity securities at fair value	9,656	(10,248)	8,097	-	7,505
Derivatives instruments	60,741	200,171	294,302	307	555,521
Differences between the accounting and tax bases of the loans and receivables	25,687	5,311	-	-	30,998
Allowance for impairment on loans and receivables	81,389	21,273	-	-	102,662
Allowance for other accounts receivable	240	1,657	-	-	1,897
Financial asset in concession contracts	16,573	(5,232)	-	-	11,341
Differences between accounting and tax basis of goods received as payment	14,177	16,003	-	-	30,180
Differences between accounting and tax basis of the cost in property, plant and equipment	53,740	(14,179)	-	-	39,561
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment	2,795	4,143	-	-	6,938
Biological assets	55	4,525	-	-	4,580
Differences between accounting and tax basis of deferred charges of intangible assets	46,788	12,682	-	(116)	59,354
Losses carry forward	52,058	(6,457)	-	-	45,601
Surplus of presumptive income	38,625	(20,835)	-	(1,643)	16,147
Provisions	115,222	12,481	-	(941)	126,762
Employees benefits	102,848	3,860	(1,836)	-	104,872
Goodwill	7,470	(523)	-	-	6,947
Unrealized gains in debt financial instruments	3,471	3,023	-	-	6,494
Deferred income	2,218	5,874	-	-	8,092
Lease agreements	5,437	1,878	-	-	7,315
Other	144,746	35,282	-	80	180,108
Subtotal	799,859	268,251	305,852	(10,264)	1,363,698
Differed taxes liabilities
Debt securities at fair value	(105,382)	114,891	-	-	9,509
Equity securities at fair value	(26,921)	(60,774)	-	(15,774)	(103,469)
Derivatives instruments	(48,782)	(193,181)	-	(104,714)	(346,677)
Differences between the accounting and tax bases of the loans and receivables	(58,572)	(18,646)	-	13	(77,205)
Allowance for impairment on loans and receivables	(237,404)	(131,625)	-	2,076	(366,953)
Differences between the accounting and tax base of goods received as payment	(31,930)	(28,657)	-	-	(60,587)
Provision for goods received as payment	(145,403)	135,333	-	-	(10,070)
Differences between the accounting and tax base for property, plant and equipment costs	(341,554)	(111,534)	-	-	(453,088)
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment	(174,039)	(33,084)	-	-	(207,123)
Differences between accounting and tax basis of deferred charges of intangible assets	(2,116)	(31,523)	-	-	(33,639)
Profits not carried as investments in subsidiaries	(2,653)	(15,321)	-	-	(17,974)
Provisions	(2,110)	(22,358)	-	-	(24,468)
Goodwill	(7,726)	(15,440)	-	-	(23,166)
Other	(69,049)	(68,732)	-	177	(137,604)
Deferred Income	(4,978)	(17,683)	-	-	(22,661)
Financial and intangible assets in concession contracts	(513,659)	29,554	-	-	(484,105)
Biological assets	(14,536)	4,438	-	-	(10,098)
Subtotal	(1,786,814)	(464,342)	-	(118,220)	(2,369,378)
Total	(986,955)	(196,091)	305,852	(128,486)	(1,005,680)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The Group offset deferred tax assets and liabilities by entity and tax authority, considering the application of the tax provisions in force in Colombia and other countries in which the subsidiaries operate, on the legal right to offset tax assets and liabilities and other requirements in IAS 12, according to the following breakdown:

December 31, 2015	Gross Deferred tax amounts		Offset Reclassification		Balances on Estatement of financial position
Deferred tax asset	Ps.	2,271,478	Ps.	1,351,005	Ps.	920,473
Deferred tax liability		2,573,449		1,351,005		1,222,444
Net	Ps.	(301,971)	Ps.	-	Ps.	(301,971)

December 31, 2014	Gross Deferred tax amounts		Offset Reclassification		Balances on Estatement of financial position
Deferred tax asset	Ps.	1,363,698	Ps.	1,194,278	Ps.	169,420
Deferred tax liability		2,369,378		1,194,278		1,175,100
Net	Ps.	(1,005,680)	Ps.	-	Ps.	(1,005,680)

January 1, 2014	Gross Deferred tax amounts		Offset Reclassification		Balances on Estatement of financial position
Deferred tax asset	Ps.	799,859	Ps.	646,287	Ps.	153,572
Deferred tax liability		1,786,814		646,287		1,140,527
Net	Ps.	(986,955)	Ps.	-	Ps.	(986,955)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

19.6	Effect of the current and deferred taxes in each component of Other comprehensive income in equity:

The effects of the current and deferred taxes in each component of other integral result is detailed below during the years ended on December 31, 2015 and December 31, 2014:

	December 31, 2015					December 31, 2014
	Amount before taxes		Current tax expense (Income)	Deferred tax expense (income)	Net	Amount before taxes	Current tax expense (income)	Deferred tax expense (income)	Net
Foreing currrency traslation of net investments in foreign operations	Ps.	2,321,586	-	-	2,321,586	1,319,880	-	-	1,319,880
Exchange differences from hedging derivatives in foreign currency		(1,683,347)	89,960	629,531	(963,856)	(870,910)	1,671	294,302	(574,937)
Exchange differences from hedging financial liabilities in foreign currency		(755,431)	267,528	-	(487,903)	(483,633)	157,206	-	(326,427)
Cash Flow hedging		17,500	-	(6,825)	10,675	7,000	-	-	7,000
Investment accounted by equity method		31,964	-	-	31,964	54,301	-	-	54,301
Equity financial instruments		(6,548)	-	-	(6,548)	29,029	-	8,097	37,126
Debt financial instruments		(922,083)	-	263,532	(658,551)	10,153	-	5,289	15,442
Foreing currrency traslation of net investment in foreign branches		70,142	(37,862)	-	32,280	37,612	-	-	37,612
Actuarial gains (losses) from defined benefit pension plans		6,162	-	(7,251)	(1,089)	(9,546)	-	(1,836)	(11,382)
Total “other comprehensive income” during the period	Ps.	(920,055)	319,626	878,987	278,558	93,886	158,877	305,852	558,615

19.7	Uncertainties in Open Tax Positions

As of December 31, 2015 and 2014 and January 1, Grupo Aval recognized tax uncertainty liabilities for Ps. 144,500, Ps. 116,126 and Ps. 124,630 respectively, uncertain tax positions corresponding to expenses of employees’ benefits, considered deductible, and which, according to decisions of the Council of State, uncertainties taken for human resources and public relations should be considered as non-deductible. Grupo Aval estimates those exposures are likely to be required and rejected by the tax authorities. These tax positions cannot be offset with future taxes.

Uncertainties on open tax positions of the four banks of Grupo Aval are as follows:

Bank	December 31, 2015		December 31, 2014		January 1, 2014
Bogotá	Ps.	102,695	Ps.	70,138	Ps.	76,495
Occidente		25,075		21,735		24,446
Popular		1,867		3,986		5,908
Villas		14,863		20,267		17,781
Total	Ps.	144,500	Ps.	116,126	Ps.	124,630

Penalties and interests are accumulated and recognized as operating expenses.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The movement and the balances of tax uncertainties during the years ended on December 31, 2015 and December 31, 2014 are as follows:

	December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	116,126	Ps.	124,630
Provisions increase during the period		27,224		24,922
Provisions utilization		(1,145)		(3,851)
Amounts reversed due to provisions not utilized		(25,259)		(40,859)
Financial cost		7,541		1,815
Variations in exchange in foreign currency		20,013		9,469
Balance at the end of the year	Ps.	144,500	Ps.	116,126

The balance as of December 31, 2015 and 2014 is expected to be completely used or released once the inspection rights from the tax authorities regarding tax returns expire, as follows:

Year	December 31, 2015		December 31, 2014		January 1, 2014
2014	Ps.	-	Ps.	-	Ps.	45,497
2015		-		40,319		22,868
2016		37,742		31,125		29,654
2017		32,827		16,705		14,916
2018		32,968		14,834		11,695
2019		21,719		13,143		-
2020		19,244		-		-
2021		-		-		-
Total	Ps.	144,500	Ps.	116,126	Ps.	124,630

As of December 31, 2015 and 2014 includes administrative proceedings for Ps. 44,056 and Ps. 33,184, for litigations under administrative proceedings, mainly due to the alleged breach of contract for building the Gibraltar-Bucaramanga pipeline -amounting to Ps. 35,471- in subsidiary Promigas. The expected time of resolution is uncertain since money disbursement requires a proceeding, as consequence it is not possible to estimate the date of disbursement, in the event it corresponds.

19.8	Equity tax

The Grupo Aval and its subsidiaries in Colombia are liable for equity tax during the period from 2015 to 2017. This levy on equity tax was establish in Colombia during 2014 according to fiscal laws audit is calculated on the companies equity determined under fiscal rules at January 1, 2015, 2016 and 2017. The equity tax is charged at progressive rates, depending on the amount of equity. These rates fluctuate between 0.20% and 1.15% in 2015, 0.15% and 1% in 2016, and 0.05% and 0.40% in 2017. During the year ended at December 31, 2015, Grupo Aval and its subsidiaries in Colombia paid Ps. 303,193 in tax, recorded in income statement

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 20 – CUSTOMER DEPOSITS

Following is a detail of the balances of the deposits received from clients of Grupo Aval:

Detail	December 31, 2015		December 31, 2014		January 1, 2014

Demand
Current accounts	Ps.	33,430,665	Ps.	28,756,681	Ps.	24,848,431
Savings accounts		50,298,080		42,253,448		42,433,920
Other funds on demand		448,517		370,534		314,235
		84,177,262		71,380,663		67,596,586

Term
Fixed term deposit certificates		51,777,366		42,147,829		32,956,408
Total Deposits		135,954,628		113,528,492		100,552,994

Per currency
In Colombian Pesos		84,263,470		78,087,627		73,093,401
In foreing currency		51,691,158		35,440,865		27,459,593
Total per currency	Ps.	135,954,628	Ps.	113,528,492	Ps.	100,552,994

The detail of the maturities of term deposits in force as of December 31, 2015 is as follows:

Year

2016	Ps.	30,837,459
2017		13,760,675
2018		2,611,089
2019		639,263
2020		3,044,703
After 2020		884,177
Total	Ps.	51,777,366

A summary of the effective interest rates which are accrued on customer deposits is as follows:

	December 31, 2015
	Deposits in Colombian Pesos Rate		In foreing currency
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Checking accounts	0.00%	6.93%	0.10%	3.75%
Saving accounts	0.05%	6.50%	0.25%	3.75%
Other funds on demand	0.00%	0.00%	0.00%	0.00%
Fixed term deposit certificates	0.05%	11.50%	0.10%	13.04%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	December 31, 2014
	Deposits in Colombian Pesos Rate		In foreing currency
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Checking accounts	0.00%	4.89%	0.10%	0.25%
Saving accounts	0.05%	4.98%	0.25%	1.00%
Other funds on demand	0.00%	3.80%	0.00%	0.00%
Fixed term deposit certificates	0.05%	9.18%	0.10%	8.50%

	January 1, 2014
	Deposits in Colombian Pesos Rate		In foreing currency
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Checking accounts	0.00%	4.57%	0.10%	0.25%
Saving accounts	0.05%	5.64%	0.25%	1.25%
Other funds on demand	0.00%	3.00%	0.00%	0.00%
Fixed term deposit certificates	0.05%	9.63%	0.10%	8.50%

Following is the detail of the concentration of deposits received from customers per economic sector:

	December 31, 2015		December 31, 2014		January 1, 2014
	Amount	%	Amount	%	Amount	%
Government and Colombian
Government entities	14,978,309	11%	13,554,943	12%	14,798,249	15%
Colombian Municipalities and Departments	3,817,802	3%	1,688,029	1%	1,656,646	2%
Foreign Governments	1,372,452	1%	259,071	0%	627,183	1%
Manufacturing	9,320,103	7%	2,688,674	2%	2,461,434	2%
Real Estate	6,644,027	5%	1,110,222	1%	909,828	1%
Commerce	22,870,892	17%	12,885,829	11%	10,156,368	10%
Agriculture and livestock	2,464,855	2%	895,636	1%	755,568	1%
Individuals	30,776,375	23%	33,497,990	30%	26,556,896	26%
Other	43,711,944	31%	47,185,826	42%	43,358,493	43%
Eliminations	(2,131)	0%	(237,728)	0%	(727,671)	-1%
Total	135,954,628	100%	113,528,492	100%	100,552,994	100%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 21 – FINANCIAL OBLIGATIONS

21.1 Financial Obligations

Following is the summary of the financial obligations of Grupo Aval as of December 31, 2015, 2014 and January 1, 2014:

	December 31, 2015		December 31, 2014		January 1, de 2014

Local Currency
Interbank funds
Overnight funds	Ps.	2,838	Ps.	260,337	Ps.	126,373
Interbank funds purchased		557,721		394,775		222,419
Investment sold under repurchase agreements		2,120,225		1,227,916		1,936,497
Simultaneous repo operations		5,881,795		2,270,201		2,444,646
Commitments of repo operations		295,689		318,395		78,825
Total interbank funds	Ps.	8,858,268	Ps.	4,471,624	Ps.	4,808,760
Borrowings		1,743,818		1,421,533		1,558,736
Used letters of credit		3,709		-		-
Bankers´ acceptances		-		17		(21,921)
	Ps.	1,747,527	Ps.	1,421,550	Ps.	1,536,815
Foreign currency
Interbank funds
Overnight funds		77,931		79,591		44,111
Interbank funds purchased		263,798		183,205		277,422
Investment sold under repurchase agreements		274,874		229,948		210,037
Simultaneous operations		-		-		59
Commitments of open repo operations		-		-		-
Total interbank funds	Ps.	616,603	Ps.	492,744	Ps.	531,629
Borrowings		16,180,100		11,947,990		8,990,084
Used letters of credit		10,271		5,736		5,043
Bankers´ acceptances		812,718		310,542		221,083
	Ps.	17,003,089	Ps.	12,264,268	Ps.	9,216,210
Total financial obligations	Ps.	28,225,487	Ps.	18,650,186	Ps.	16,093,414
Short term obligations	Ps.	9,474,871	Ps.	4,964,368	Ps.	5,340,389
Long term obligations	Ps.	18,750,616	Ps.	13,685,818	Ps.	10,753,025

As of December 31, 2015, current short-term obligations mainly in simultaneous and repo operations for an amount of Ps. 2,589,821 were guaranteed with investments for an amount of Ps. 3,012,824 and as of December 31, 2014 Ps. 1,090,052 guaranteed with investments for a value of up to Ps. 603,386.

21.2 Financial Obligations from issued bonds

The different entities from Grupo Aval are authorized by the Financial Superintendence of Colombia and by the regulatory entities abroad where Grupo Aval operates, for issuing or placing either bonds or general guarantee bonds. The bonds issues by Grupo Aval and its banking subordinates have been issued without guarantees and exclusively represent the obligations of each issuer.

a) The detail of liabilities as of 31 December 2014 and 1 January 2014, by issue date and maturity d was as follows

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Issuer	Issue Date	December 31, 2015		December 31, 2014		January 1, 2014		Maturity Date	Interest Rate
Legal Currency

Banco Popular	Between 24/07/2008 and 18/02/2015	Ps.	1,489,748	Ps.	1,986,201	Ps.	1,811,274	Between 25/01/2014 and 26/02/2020	CPI +2.44 -7.0 IBR +1.25 -2.09 DTF +1.82

Banco de Occidente	Between 28/06/2007 and 19/11/2015		2,620,716		2,288,566		2,490,587	Between 02/03/2014 and 29/05/2028	CPI + 2.89 - 7.00 DTF +1.35 - 1.67 IBR + 1.30 - 2.08

Banco de Bogotá S.A.	Between 15/04/2008 and 23/02/2010		236,761		457,613		448,597	Between 15/04/2015 and 23/02/2020	DTF + 3% CPI + 5.33% - + 7% UVR + 5.29% to + 7% CPI + 5.45% av UVR + 5.45% sv
Corporación Financiera Colombiana S.A.	Between 23/07/2009 and 11/03/2015		2,001,397		1,511,891		1,559,477	Between 23/07/2014 and 12/02/2033	12.87% - 13.20% CPI + 2.55 - 5.99 DTF E.A
Banco de Bogotá Total		Ps.	2,238,158	Ps.	1,969,504	Ps.	2,008,074

Grupo Aval Acciones y Valores	Between 26/10/2005 and 03/12/2009	Ps.	523,159	Ps.	623,214	Ps.	728,296	Between 26/10/2015 and 03/12/2024	CPI + 3.37 CPI + 4.49% to 5.20%
Legal Currency Total		Ps.	6,871,781	Ps.	6,867,485	Ps.	7,038,231

Foreign Currency
Banco de Bogotá S.A. Bajo regla144A.	19/12/2011 and 19/02/2013		3,397,308		2,572,288		2,062,953	15/01/2017 and 19/02/2023	5.00% SV and 5.375% SV

BAC Credomatic
El Salvador	Between 16/02/2009 and 31/12/2015		531,295		328,271		160,863	Between 31/01/2014 and 30/07/2020	4.25% - 6.00%
Guatemala	Between 15/10/2012 and 29/12/2015		539,820		336,840		238,607	Between 01/01/2014 and 18/12/2017	Between 4.75% and 8.50%
Honduras	Between 21/12/2012 and 08/12/2015		150,574		132,956		81,269	Between 21/12/2015 and 23/07/2018	Between 5.50% and 14.00%
Nicaragua	Between 09/10/2013 and 02/02/2015		15,335		32,927		20,048	Between 09/10/2015 and 06/11/2017	Between 5.00% and 5.25%
Panamá	Between 06/10/2011 and 31/05/2013		-		15,909		51,350	Between 06/10/2021 and 27/10/2021	Between 3.75% and 5.25%
BAC Credomatic Total		Ps.	1,237,024	Ps.	846,903	Ps.	552,137
Banco Bogotá Total			4,634,332		3,419,191		2,615,090

Grupo Aval Limited	25/01/2012 and 19/09/2012		5,061,010		3,843,431		3,094,326	25/01/2017 and 19/09/2022	4.75% and 5.25%
Foreign Currency Total		Ps.	9,695,342	Ps.	7,262,622	Ps.	5,709,416
Total of Bonds		Ps.	16,567,123	Ps.	14,130,107	Ps.	12,747,647

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Future maturities of outstanding long-term debt as of December 31, 2015:

Year
2016	Ps.	1,446,742
2017		5,454,961
2018		404,264
2019		993,767
2020		837,009
After 2020		7,430,380
Total	Ps.	16,567,123

21.3 Borrowings from development entities

The Colombian Government has established certain credit programs for promoting the development of specific sectors of the economy, including foreign trade, agriculture, tourism, house constructing and other industries. The programs are managed by many entities of the Government such as Banco de Comercio Exterior (“BANCOLDEX”), Fondo para el Financimiento del Sector Agropecuario (“FINAGRO”) and Financiera del Desarrollo Territorial (“FINDETER”).

The details of the borrowings from these entities as of December 31, 2015, 2014 and January 1, 2014 are as follows:

	Interest rates in force at cutoff Rate	December 31, 2015		December 31, 2014		January 1, 2014

Banco de Comercio Exterior - “BANCOLDEX”	Between 1.00% - 15.23%	Ps.	821,723	Ps.	819,975	Ps.	693,370
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO”	Between 0.11% - 12.62%		353,238		389,512		481,878
Financiera de Desarrollo Territorial “FINDETER”	Between 0.11% - 9.79%		1,331,688		899,049		933,516
Total		Ps.	2,506,649	Ps.	2,108,536	Ps.	2,108,764

Details showing the maturities of the financial obligations with development: entities as from December 31, 2015 are as follows:

Year

2016	Ps.	580,190
2017		439,250
2018		333,615
2019		233,189
2020		220,296
After 2020		700,109
Total	Ps.	2,506,649

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 22 – EMPLOYEES BENEFITS

According to Colombian and other countries labor legislation wherein Grupo Aval has subsidiaries and pursuant to labor conventions and labor collective agreements entered into with employees, employees of Grupo Aval have short term benefits such as: salaries, holidays, legal and extralegal premiums, severances and interests on severances, long term benefits such as seniority bonds premiums and medical aids, and post-employment benefits retirement benefits such as: severance payments to employees that continue with labor regime before Law 50 of 1990 and legal and extralegal retirement pensions. Compensation for key personnel of the management includes salaries, benefits different than cash and contributions to a benefit plan defined as post-employment. (See note 33).

Through personnel benefits plans, Grupo Aval is exposed to several risks (interest rates and operating), which seeks to minimize applying risk management policies and procedures defined in Note 4 above.

The detail of the balance liabilities for employee benefits as of December 31, 2015, December 31, 2014, and January 1, 2014 is as follows:

	December 31, 2015		December 31, 2014		January 1, 2014
Short term	Ps.	378,622	Ps.	344,907	Ps.	284,029
Post-employment		436,696		442,258		467,665
Long term		206,971		188,522		202,442
Total	Ps.	1,022,289	Ps.	975,687	Ps.	954,136

22.1 Post-employment benefits

•	In Colombia, when employees retire after completing certain years and time of service, retirement pensions are assumed by public or private pension funds based on defined contribution plans, to which entities and employees contribute monthly defined amounts by law for being entitled to the pension at the time of retirement. However, for some employees hired by Grupo Aval entities prior to 1968 that have fulfilled the requirements of age and years of service the pensions are directly assumed by some of the entities of Grupo Aval.

•	Certain employees hired by entities of Grupo Aval before 1990 are entitled to receive a compensation corresponding to the last month of salary multiplied by each year of service.

•	Some subsidiaries recognise an additional extra-legal premium or due to labor conventions, to the employees that retire complying with the age and time of service required, when they start enjoying the pension granted by the pension funds.

Post-employment benefits movements during the years ended at December 31, 2015 and 2014 are as follows:

	Post-Employment benefits				Long-term Benefits
	December 31, 2015		December 31, 2014		December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	442,258	Ps.	467,665	Ps.	188,522	Ps.	202,442
Costs incurred during period		2,158		4,072		16,745		16,257
Interests Cost		31,338		35,301		11,975		16,463
Past Service Costs		2,712		(1,448)		2,711		-
		478,466		505,590		219,953		235,162

Changes in actuarial assumptions from changes in demographic assumptions.		7,171		(5,416)		(2,162)		(3,022)
Changes in actuarial assumptions from changes in financial assumptions.		(1,009)		(4,130)		7,515		(12,727)
		6,162		(9,546)		5,353		(15,749)
Exchange differences		(27)		(814)		8,236		4,170
Payments to employees		(47,905)		(52,972)		(26,571)		(23,325)
(Gains) / Losses) for direct arrangements with employees		-		-		-		(11,736)
Balance at the end of the year	Ps.	436,696	Ps.	442,258	Ps.	206,971	Ps.	188,522

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The variables used to calculate the obligation projected for different post-employment benefits employees is shown as follows:

	December 31, 2015	December 31, 2014	January 1, 2014
Discount interest rate	7.76%	7.60%	7.50%
Inflation rate	3.50%	3.00%	3.00%
Salary growth rate	3.50%	3.00%	3.00%
Pension growth rate	4.80%	3.00%	3.00%
Employee rotation rate r (As from Service year 1 to 10 for men and women the following with the following rotation rate)	4,26	3.55%	3.55%

Employees life expectation is calculated based on the mortality tables published by the Superintendence of Finance of Colombia, established which is based in mortality experiences provided by several insurance companies operating in Colombia to the Superintendency.

The sensitivity analysis for post-employment liabilities due to defined benefits plans different actuarial and financial variables is shown below, maintaining and other variables constant values:

	Change in the variable	Variable Increase	Variable Decrease
Discount interest	0.50%	8.26%	7.10%
Salaries growth rate	0.50%	2.93%	3.04%
Retirement growth rate	0.50%	3.23%	3.06%

Future benefit payments projected, reflecting services, as the case may be, are expected to be paid as follows:

2015
Year	Payments for Post- Employment	Payments for Long-term Benefits
2016	55,969	20,287
2017	42,271	25,581
2018	40,227	27,180
2019	40,367	28,042
2020	39,151	29,507
Years 2021–2025	164,543	123,836

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

22.2 Long Term Employee Benefits

Grupo Aval grants its employees extra-legal long term premiums during the working life depending on number of years of service, five, ten, fifteen, or twenty years etc, calculated as days of salary (between 15 and 180 days) each payment.

Some pensioners receive payments relating to medical treatments, hospitalization and surgery from Grupo Aval. Grupo Aval has recognized the liabilities corresponding to these benefits, based on the same actuarial calculations carried out under the same parameters of retirement benefits.

NOTE 23 – PROVISONS FOR LEGAL CONTINGENCIES AND OTHER PROVISONS

The movement and the balances of provisions for tax uncertainties, other legal provisions and other provisions during the years ended on December 31, 2015 and December 31, 2014 are as follows:

	Other legal provisions		Other Provisions		Total Provisions
Balance as of January 1, 2014	Ps.	135,771	Ps.	613,239	Ps.	749,010
Provisions increase during the period		93,533		80,373		173,906
Provisions utilization		(22,752)		(132,140)		(154,892)
Amounts reversed due to provisions not utilized		(20,280)		(16,576)		(36,856)
Financial cost		-		131		131
Variations in exchange in foreign currency		-		14,398		14,398
Reclassification		(616)		(428)		(1,044)
Balance as of December 31, 2014		185,656		558,996		744,652
Provisions increase during the period		13,405		72,032		85,437
Provisions utilization		(27,816)		(60,085)		(87,901)
Amounts reversed due to provisions not utilized		(22,932)		(21,033)		(43,965)
Financial cost		-		(1,284)		(1,284)
Variations in exchange in foreign currency		-		195		195
Reclassification		-		(96,909)		(96,909)
Balance as of December 31, 2015	Ps.	148,313	Ps.	451,913	Ps.	600,226

•	Administrative Processes

As of December 31, 2015 and2014 includes administrative proceedings for Ps. 44,056 and Ps. 33,184, for litigations under administrative proceedings, mainly due to the alleged breach of contract for building the Gibraltar-Bucaramanga pipeline -amounting to Ps. 35,471- in subsidiary Promigas. The expected time of resolution is uncertain since money disbursement requires a proceeding, as consequence it is not possible to estimate the date of disbursement, in the event it corresponds.

•	Labor proceedings

As of December 31, 2015 and December 31, 2014 includes labor proceedings for Ps. 57,355 and Ps. 44,458 includes labor suits, indemnities for ex-employees against of several subsidiaries of Grupo Aval and prevention claims (survivor pensions, invalidity pensions, seniority pensions, return of balances, etc.) in Porvenir, the time expected for resolution is uncertain due to the fact that each proceeding is based on different instances. However most cases are resolved in favor of Grupo Aval.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

•	Other proceedings

As of December 31, 2015 and December 31, 2014 includes other legal proceedings for Ps. 46,918 and Ps. 36,875, client indemnities, complaints, client disbursements to clients for amounts not covered by insurance, legal costs, among others, including a Hoteles Estelar proceeding declaring the violation of rights due to the use of public space in Cartagena. The time expected for resolution is uncertain since each case is subject to studies for assessment and analysis by experts in charge.

Other Provisions

As of December 31, 2015 and December 31, 2014 other provisions amounting Ps. 451,913 and Ps. 558,996 are mainly comprised by a provision of Corficolombiana affiliates for Ps. 152,616 and Ps. 230,784, also to maintenance, restoration and rehabilitation of constructions and buildings, dismantling of assets, professional fees relating to development of concession contracts. Additionally, this caption includes a provision of Porvenir subsidiary for individual savings accounts shortfalls of people, which their retirement pensions are covered by the mandatory fund denominated “Fondo de Pensiones Obligatorias Especial Porvenir del Retiro Programado” managed by Porvenir,pursuant to legal provisions in force requiring they should be assumed by the pensions fund manager. This provision is calculated in accordance with projections performed based on actuarial assumptions that show some people with limited resources in the Fund will not cover their future pension payments. The provisions for this matter at December 31, 2015 and 2014 amounted Ps. 159,130 and Ps. 138,376, respectively, were derivaded from the business combination of Porvenir with other fund manager named Horizonte, in the past years.

NOTE 24 – ACCOUNTS PAYBLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprise the following:

Items	December 31, 2015		December 31, 2014		January 1, 2014
Suppliers and services payable	Ps.	1,255,320	Ps.	799,316	Ps.	534,739
Cashier checks		786,215		770,023		592,354
Dividends payable		595,606		568,709		537,199
Non-financial liabilities		546,848		541,638		598,411
Commissions and fees		472,680		131,417		315,830
Withholdings taxes and labor contributions		435,963		270,680		295,004
Other liabilities		469,374		2,034		1,462
Deferred credits		279,914		238,340		226,414
Affiliate establishments		122,364		71,249		53,582
Collection on behalf of third parties		108,497		86,591		115,087
Collection service		105,390		23,773		17,478
Compensation to customers		811		61		-
Tax levies		70,844		56,195		36,553
Checks drawn and not paid		64,684		30,780		83,299
Insurance payables		54,013		185,253		310,284
Committing buyers		42,249		21,089		5,370
Contributions on transactions		31,534		23,550		45,081
Accounts cancelled		27,073		27,045		25,431
Contributions and affiliations		21,872		29,418		16,935
Cash surplus		7,684		4,115		6,629
Profit on sale of assets		6,671		10,413		2,268
Leases		17,850		22,964		28,679
	Ps.	5,523,456	Ps.	3,914,653	Ps.	3,848,089

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 25 – CONTROLLING INTEREST EQUITY

Authorized, issued and outstanding shares as of December 31, 2015, 2014 and January 1, 2014 consisted of the following:

	December 31,	December 31,	January 1,
	2015	2014	2014
Authorized shares	120,000,000,000	120,000,000,000	120,000,000,000

Subscribed fully paid shares	22,281,017,159	22,281,017,159	20,178,287,315
Subscribed but pending to be paid shares
Total outstanding shares	22,281,017,159	22,281,017,159	20,178,287,315

The outstanding shares are as follows:
Common voting shares (1)	15,266,963,659	15,374,956,989	15,178,488,834
Preferred non-voting shares (1) (2)	7,014,053,500	6,906,060,170	4,999,798,481

(1)Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2015, 2014, and 2013, 107,993,330, 32,187,629, and 70,054,152 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

(2) Between September 23, 2014 and October 02, 2014, Grupo Aval issued through the New York Stock Exchange an aggregate of 1,874,074,060 preferred shares, equivalent to 93,703,703 ADRs at a price of U.S. $13.5 per ADS, raising U.S.$1.3 billion (Ps 2.4 trillion at the date of issuance). The sale of these shares generated an increase of Ps. 2,425,060 million in subscribed capital and of Ps 1,874 million in additional paid-in capital Ps. 2,423,186, for Grupo Aval.

Concept	September 22 - 2014		October 02 - 2014	Total
No. de ADS		81,481,481	12,222,222	93,703,703
# of preferred shares per ADS – ADRs		20	20	20
# of preferred shares issued		1,629,629,620	244,444,440	1,874,074,060
Price per ADS	US$	13.50	13.50	13.50
Price per preferred share	US$	0.6750	0.6750	0.6750
Exchange rate for 22/09/2014		$1,966.89	1,966.89	1,966.89
Price per preferred share		$1,327.65	1,327.65	1,327.65
Total Offering	US$	1,099,999,993.50	164,999,997.00	1,264,999,990.50
% Underwriting fee		2.25%	2.25%	2.25%
Underwriting fee	US$	24,750,000	3,712,500	28,462,500
Total offering after underwriting fee	US$	1,075,249,993.65	161,287,497.07	1,236,537,490.71
Total offering		$2,163,578,987,215.22	324,536,844,099.33	2,488,115,831,314.54
% Underwriting fee		2.25%	2.25%	2.25%
Total underwriting fee		$55,753,110,505.43	7,302,078,992	63,055,189,497.67
Total offering after underwriting fee		$2,107,825,876,709.76	317,234,765,107.10	2,425,060,641,816.88

Subscribed and paid-in capital:
Preferred shares		$1,629,629,620.00	244,444,440.00	1,874,074,060.00
Additional paid-in capital		$2,106,196,247,089.78	316,990,320,667.10	2,423,186,567,756.88
Total subscribed and paid-in capital		$2,107,825,876,709.76	317,234,765,107.10	2,425,060,641,816.88

Our by-laws provide for two classes of shares: common shares and shares with a preferred dividend, liquidation preference and no voting power (except in limited and extraordinary circumstances).  Holders of preferred shares are

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

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

Appropriated retained earnings

As of December 31, 2015, December 31, and January 1, 2014 the appropriation of retained earnings is as follows

	December 31, 2015		December 31, 2014		January 1, 2014
Legal reserve	Ps.	11,140	Ps.	11,018	Ps.	9,276
Statutory and voluntary reserves		4,051,382		5,544,028		4,501,489
	Ps.	4,062,522	Ps.	5,555,046	Ps.	4,510,765

Legal Reserve

Pursuant to legal provisions in force, Grupo Aval and its subsidiaries in Colombia shall create a legal reserve through the appropriation of ten percent (10%) of the net profits of each year up to an amount equal to fifty percent (50%) of the subscribed capital stock. This reserve may be reduced below fifty percent (50%) of the subscribed capital stock to stem losses in excess of retained earnings. The legal reserve cannot be less than the percentage aforementioned except to cover losses in excess of retained earnings.

Statutory and Voluntary Reserves

The Statutory and voluntary reserves are determined during the Shareholders Meetings.

Declared Dividends

The dividends are decreed and paid to shareholders based on unconsolidated net income for the immediately preceding semester.

	June 30, 2015		December 31, 2014		December 31, 2013
Net income for the semesters ended in June 30, 2015, December 31, 2014 and December 31, 2013.		1,104,597		1,347,738		766,063
Dividends paid in cash	Ps	29.40 per share payable in six (6) installments of P.s. 4.90 per share between October 2015 and March 2016 (based on profits from the first half of 2015)	Ps	29.10 per share payable in six (6) installments of P.s. 4.85 per share between April 2015 and September 2015 (based on profits from the second half of 2014)	Ps.	27.00 per share payable in six (6) installments of P.s. 4.50 per share between April 2014 and September 2014 (based on profits from the second half of 2013)
Ordinary shares outstanding		15,276,979,505		15,327,659,297		15,404,788,355
Preference shares outstanding		7,004,037,654		6,953,357,862		5,002,154,744
Total outstanding shares		22,281,017,159		22,281,017,159		20,406,943,099
Total dividends declared		655,062		648,378		550,987

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

For the years ended as of December 31, 2015 and December 31, 2014, the right of conversion of ordinary shares to preferential was exercised for a total amount of 24,832,516 and 23,573,253, respectively.

Net income per share

a)	Basic net income per share

Grupo Aval calculates basic net income per share by dividing net income for the year attributable to controlling interest of Grupo Aval parent company by the weighted average number of shares outstanding during the year (including ordinary and preferred shares). Preferred and ordinary shares of the company are treated indistinctly for the purpose of calculating basic net income per share.

The following table summarizes the net income per share for the year ended as of December 31, 2015 and December 31, 2014:

	December 31, 2015		December 31, 2014
Net income for the year	Ps.	3,345,686	Ps.	2,997,481
Less: participation of non- controlling interests		(1,304,322)		(1,182,465)
Net income attributable to controlling interest		2,041,364		1,815,016
Weighted average of the ordinary and preferential shares used in the calculation of net income for basic shares (ordinary and preferential)		22,281,017,159		20,897,356,358
Basic net income per share		91.619		86.854

b)	Diluted net income per share

At December 31, 2015 and December 31, 2014, Grupo Aval has not any financial instruments convertible to ordinary shares or warrants with option to purchase ordinary shares. For this reason Grupo Aval does not calculate diluted net income per share.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 26 – NON- CONTROLLING INTEREST

The following table includes information regarding each subsidiary of Grupo Aval that has significant non controlling interests at December 21, 2015 and 2014, as well of January 1, 2014:

December 31, 2015
Entity	Country	Non controlling Interest as of December 31, 2015	Interest in the equity as of December 31, 2015	Interest in the profits as of December 31, 2015	Dividends paid to non controlling interest in the year
Promigas	Colombia	49.77%	1,241,941	281,957	(178,728)
Corporación Financiera Colombiana	Colombia	42.00%	1,159,374	187,260	(71,028)
Banco Bogotá	Colombia	31.26%	4,168,308	597,847	(267,414)
Banco de Occidente	Colombia	27.73%	1,116,197	138,300	(77,863)
Banco Popular	Colombia	6.27%	162,416	21,834	(11,471)
Banco AV Villas	Colombia	20.14%	259,092	35,365	(18,172)
Other minor entities	Other		231,331	41,758	(250,789)
		Total	8,338,659	1,304,322	(875,465)

December 31,2014
Entity	Country	Non controlling Interest as of December 31, 2015	Interest in the equity as of December 31, 2015	Interest in the profits as of December 31, 2015	Dividends paid to non controlling interest in the year
Promigas	Colombia	49.77%	1,282,321	323,331	(142,309)
Corporación Financiera Colombiana	Colombia	42.13%	1,112,984	202,022	(93,354)
Banco Bogotá	Colombia	31.31%	3,588,196	485,874	(258,191)
Banco de Occidente	Colombia	27.76%	1,101,491	280,880	(76,344)
Banco Popular	Colombia	6.27%	155,157	24,335	(11,616)
Banco AV Villas	Colombia	20.15%	252,092	44,233	(17,495)
Other minor entities	Other		195,702	(178,210)	349,330
		Total	7,687,943	1,182,465	(948,639)

January 1, 2014
Entity	Country	Non controlling Interest as of December 31, 2015	Interest in the equity as of December 31, 2015
Promigas	Colombia	49.83%	1,212,096
Corporación Financiera Colombiana	Colombia	42.56%	1,038,169
Banco Bogotá	Colombia	37.88%	3,327,655
Banco de Occidente	Colombia	27.84%	1,044,503
Banco Popular	Colombia	6.27%	142,146
Banco AV Villas	Colombia	20.15%	225,751
Other minor entities	Other	-	(414,944)
		Total	6,575,376

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The following table includes information regarding each subsidiary of Grupo Aval that has significant non- controlling interests to December 31, 2015 and 2014, as well of January 1, 2014:

December 31, 2015
Entity	Assets	Liabilities	Total Income	Net Income	OCI	Cash Flow of the operation
Promigas	7,103,916	4,429,224	2,688,309	582,413	131,199	622,248
Corporación Financiera Colombiana	19,816,332	15,301,384	5,082,845	757,747	(45,934)	164,542
Banco Bogotá	153,264,545	135,791,869	12,325,936	2,657,332	1,179,908	1,640,238
Banco de Occidente	35,782,603	31,743,484	3,068,316	500,029	159,436	(479,527)
Banco Popular	19,333,506	16,714,264	1,827,193	349,292	266,911	990,778
Banco AV Villas	11,688,802	10,398,256	1,239,183	175,602	(60,985)	2,720,328

December 31, 2014
Entity	Assets	Liabilities	Total Income	Net Profit	OCI	Cash Flow of the operation
Promigas	5,945,369	3,233,034	2,261,967	667,535	(29,306)	506,535
Corporación Financiera Colombiana	14,464,565	10,262,502	4,433,204	739,362	(39,896)	2,185,664
Banco Bogotá	120,501,394	105,236,739	10,048,435	2,248,718	330,850	2,682,956
Banco de Occidente	32,863,337	28,882,002	3,055,729	1,012,896	235,845	1,543,227
Banco Popular	17,035,362	14,534,638	1,760,096	389,820	317,085	(1,140,817)
Banco AV Villas	11,066,258	9,810,645	1,012,635	219,920	(10,658)	2,309,276

January 1, 2014
Entity	Assets	Liabilities	OCI
Promigas	5,518,451	2,986,903	1,076
Corporación Financiera Colombiana	16,629,042	12,702,473	(78,789)
Banco Bogotá	102,769,062	90,450,668	(135,621)
Banco de Occidente	29,240,630	25,478,941	735,385
Banco Popular	16,670,371	14,377,918	309,729
Banco AV Villas	9,743,457	8,618,955	(6,356)

During the years ended on December 31, 2015 and 2014, Grupo Aval did not acquiree or sell significant non- controlling interests.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 27 – COMMITMENTS AND CONTINGENCIES

Credit Commitments

In the normal operations courses of its, Grupo Aval grants guarantees and letters of credit to its customers wherein Grupo Aval financial subsidiaries are irrevocably committed to make payments to third parties when customers do not comply with their obligations with such third parties, with the same credit risk as of the financial assets by loans portfolios and letters of credit disbursement are subject to the same policies for approval of disbursements of loans regarding client’ credit risk and guarantees required according to the circumstances of each client.

The commitments for credit extension represent unused portions of authorizations to grant loans, use of credit cards, overdraft quotas and letters of credit. With respect to credit risk over commitments to extend credit lines, Grupo Aval is potentially exposed to losses in an amount equal to the total amount of unused commitments, if the unused amount were to be withdrawn in whole. However, the amount of the loss is less that the total amount of commitments unused, since most commitments to extend credits are contingent once the customer maintains the specific of credit risk standards.

Grupo Aval monitors maturity terms of commitments regarding credit quotas, because long-term commitments have a higher credit risk than short-term commitments.

Pending unused credit lines and guarantees do not necessarily represent future cash out flows, because such quotas may expire and not be used whole or in part.

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of December 31, 2015, 2014 and January 1, 2014.

Commitments in unused lines of credit

	December 31, 2015				December 31, 2014				January 1, 2014
	Notional Amount		Fair Value		Notional Amount		Fair Value		Notional Amount		Fair Value
Guarantees	Ps.	3,834,571	Ps.	37,813	Ps.	2,791,778	Ps.	37,455	Ps.	2,764,771	Ps.	34,608
Unused letters of credit		943,558		10,219		797,685		6,938		739,803		6,515
Quotas of overdrafts		254,991		-		250,616		-		387,391		-
Unused credit card quotas		16,697,120		-		11,610,647		-		10,239,921		-
Other		4,860,464		-		4,791,003		-		4,778,336		-
Total	Ps	26,590,704	Ps.	48,032	Ps.	20,241,729	Ps.	44,393	Ps.	18,910,222	Ps.	41,123

Following is the detail of the credit commitments by type of currency:

	December 31, 2015		December 31, 2014		January 1, 2014
Colombian Pesos	Ps.	12,347,135	Ps.	10,953,427	Ps.	11,575,548
Dollars		13,869,051		9,229,985		7,286,915
Euro		76,708		53,520		46,336
Other		297,810		4,797		1,423
Total	Ps.	26,590,704	Ps.	20,241,729	Ps.	18,910,222

Capital Expenses Commitments

During the year ended as of December 31, 2015, Grupo Aval incurred in capital expenditures disbursements for an amount of Ps.1,414 corresponding to contracts for purchases of property.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

During the year ended as of December 31, 2014, Grupo Aval incurred in capital expenditures disbursements for an amount of 504 corresponding to contracts for purchases of property, plant and equipment (real property). Of such contracts, there are disbursement commitments for Ps.1,239, which became effective during the year 2015.

Operating Lease Commitments

During the development of its operations, Grupo Aval executes contracts in order to receive property, plant and equipment in operating leasing, as well as certain intangibles; following is the detail of rent payment commitments of operating leasing in the forthcoming years:

	December 31, 2015		December 31, 2014		January 1, 2014
Not greater than one year	Ps.	142,727	Ps.	71,392	Ps.	110,860
Greater than one year and less than five years		467,902		253,592		392,613
More than five years		208,160		286,554		140,822
Total	Ps.	818,789	Ps.	611,538	Ps.	644,295

Leasing Bogotá Panamá had a contract of an aircraft received in operating leasing with disbursements as of December 31, 2015 and December 31, 2014, for Ps. 1,300 and Ps. 955 respectively. The expense of operating leasing for the period ended December 31, 2015 includes lease expense for Ps. 111,166.

Contingencies

Legal Contingencies

As of December 31, 2015 and 2014, Grupo was party to administrative and legal proceedings as defendant; the claims of the proceedings were assessed based on analyses and opinions of responsible lawyers. The following contingencies were determined:

Labor Proceedings

As of December 31, 2015 and 2014, labor complaints had been recognized for Ps.103,347 and Ps.66,091 respectively. Historically, the majority of these proceedings have been resolved in favor of Grupo Aval.

Civil Proceedings

As of December 31, 2015 and 2014, the result of the assessment of the claims of legal proceedings for civil suits, not including those with remote probability, reached an amount of Ps. 563,889 and Ps. 480,165, respectively.

Administrative Proceedings and Other Proceedings

Claims relating to administrative and legal proceedings having a tax character, initiated by tax authorities of national and local orders, establish sanctions in some cases wherein Grupo Aval would incur in development of its activity as National and Territorial tax collector; other proceedings relate to greater taxes in its capacity as tax payer. As of December 31, 2015 and December 31, 2014, the amount of the claims reached the sum of Ps.171,013 and Ps.112,733, respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 28 – INCOME (EXPENSES) COMMISSIONS AND FEES

Below is a detail of the expenses for commissions and fees for the years ended as of December 31, 2015 and December 31, 2014:

Income from commissions and fees	December 31, 2015		December 31, 2014
Commissions on banking services	Ps.	1,751,527	Ps.	1,381,493
Fees on credit cards		1,223,189		888,437
Pension and severance fund management		787,692		758,364
Trust activities		233,892		223,950
Storage services		167,323		184,596
Commissions on drafts, checks and checkbooks		71,294		66,090
Office network services		39,709		43,755
Other commissions		9,607		-
Total	Ps.	4,284,233	Ps.	3,546,685

Commissions and Fees Expenses	December 31, 2015		December 31, 2014
Banking Services	Ps.	288,304	Ps.	221,289
Other		117,435		68,516
Sales and Services Commissions		90,202		97,579
Affiliations to Pension Funds		67,854		67,284
Offices Network Services		34,437		30,731
Information Processing Services of Operators		18,273		16,634
Collection Service of Contributions to Financial Entities		4,962		5,295
Fiduciary Businesses		238		1,921
Banks Guarantees		131		245
Credit Cards		110		35
Total	Ps.	621,946	Ps.	509,529

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 29 – NET TRADING INCOME

Income from client driven trading activities primarily conducted in markets, including foreign Exchange, Credit, Rates and Equities trading.

	December 31, 2015		December 31, 2014
Trading investment income (1)
Fixed income securities	Ps.	143,179	Ps.	334,740
Equities		41,997		89,411
	Ps.	185,176	Ps.	424,151

Derivatives income
Net loss on financial derivatives (2)	Ps.	(156,820)		(321,639)
Other trading income (3)		216,843		267,341
	Ps.	60,023	Ps.	(54,298)

	Ps.	245,199	Ps.	369,853

(1)	Includes net trading income from investment securities held for trading, that reflects the interest from investment in debt securities, gains/losses from mark-to-market valuation from investment in equity and debt securities and net income from trading activities.
(2)	Includes net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on trading derivatives.
(3)	Includes gains/losses from: (i) Net changes in the valuation of hedging derivatives from mark-to-market valuations from risks non hedged, (ii) the ineffective portion of the hedge, (iii) Transfers of due hedging derivatives from OCI to the statement of income.

NOTE 30 – GENERAL ADMINISTRATIVE EXPENSES

Below is a detail of the general administrative expenses in the years ending as of December 31, 2015 and December 31, 2014:

	December 31, 2015		December 31, 2014
Taxes and fees	Ps.	855,923	Ps.	474,015
Other		421,207		371,519
Leases		352,500		290,511
Affiliation contributions and transfers		349,700		259,326
Advertising services		282,921		248,171
Insurance		282,452		245,092
Warehouse services		275,982		246,117
Consultancy, audit and other fees		258,250		205,651
Maintenance and repairs		208,108		156,558
Transportation services		145,195		118,111
Cleaning and security services		124,477		114,937
Temporary services		107,869		107,777
Electronic data processing		64,329		61,541
Adaptation and installation		57,566		55,445
Travel expenses		48,224		36,695
Supplies and stationary		44,083		65,658
	Ps.	3,878,786	Ps.	3,057,124

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 31 – ANALYSIS OF OPERATING SEGMENTS

Operating segments are components of Grupo Aval responsible for developing commercial activities that can generate incomes or incur expenses and whose operating profit or loss are regularly reviewed by the Board of Directors of Grupo Aval, and for which financial information is available:

31.1	Description of products and services from which each reportable segment derives its income

Grupo Aval is organized into four business segments comprised by the four main banks of Grupo Aval: Banco de Bogotá, Banco de Occidente, Banco AV Villas and Banco Popular. All these banks provide services relating to banking activity in Colombia in commercial, consumer, mortgage housing and microcredit banking.

31.2	Factors used by management to identify reportable segments

Operating segments identified above are based on the strategic organization of Grupo Aval in order to serve different sectors of the economy in Colombia.

The consolidated information of each bank under IFRS is reviewed by the Board of Directors of Grupo Aval and is available for the stock market taking into account that such banks have their stocks and securities registered with the National Registry of Securities of Colombia.

31.3	Measurement of the net income, and assets and liabilities of operating segments

The Board of Directors of Grupo Aval revises the financial information of each of its operating segments and assesses the performance of each segment based on the income stament of each of them and on certain credit risk indicators, as described in note 2.28.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

31.4	Income

Following is the detail of the reportable financial information under IFRS summarized for each segment as of December 31, 2015 and 2014, and January 1, 2014

Statement of Financial Position

December 31, 2015

	Banco Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Other		Eliminations		Total
Assets
Financial assets held for trading	Ps.	4,586,892	Ps.	732,059		274,480		41,893		1,276,388		(1,303,559)		5,608,153
Financial assets available for sale		12,628,614		4,535,446		2,001,344		1,578,296		(100,258)		(958,497)		19,684,945
Financial assets in debt securities held to maturity		1,239,917		525,366		374,197		255,820		(20)		-		2,395,280
Investments in associates		905,748		557,384		9,718		313		18,508,858		(19,054,422)		927,599
Loans and receibable		93,978,559		25,630,385		14,272,660		8,454,946		-		(508,876)		141,827,674
Other Assets		38,929,533		3,669,226		2,176,985		1,215,894		6,450,576		(6,206,601)		46,235,613
Total Assets	Ps.	152,269,263	Ps.	35,649,866	Ps.	19,109,384	Ps.	11,547,162	Ps.	26,135,544	Ps.	(28,031,955)	Ps.	216,679,264
Liabilities
Customer Deposits		92,044,159		23,890,877		12,605,267		8,958,536		(5,500)		(1,538,711)		135,954,628
Financial Obligations		35,266,553		6,147,535		3,060,906		936,021		7,851,942		(5,963,698)		47,299,259
Other Liabilities		7,524,936		1,576,206		875,868		386,933		429,307		(274,1539)		10,519,097
Total Liabilities	Ps.	134,835,648	Ps.	31,614,618	Ps.	16,542,041	Ps.	10,281,490	Ps.	8,275,749	Ps.	(7,776,5629)	Ps.	193,772,984

Statement of Income year ended 2015

	Banco Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Other		Eliminations		Total
External Income
Financial Incomes	Ps.	8,783,347	Ps.	2,650,897	Ps.	1,624,276	Ps.	988,851	Ps.	136,388	Ps.	(108,161)	Ps.	14,075,598
Fees and Commissions		3,491,593		398,791		183,393		230,664		57,472		(77,680)		4,284,233
Participation in profit or loss associates and joint business		204,760		95,901		773		(532)		912,105		(982,609)		230,398
Dividends		28,634		27,765		33,523		1,909		579,731		(637,951)		33,611
Other Operating Incomes		2,176,853		180,772		162,753		92,137		(217,635)		128,700		2,523,580
	Ps.	14,685,187	Ps.	3,354,126	Ps.	2,004,718	Ps.	1,313,029	Ps.	1,468,061	Ps.	(1,677,701)	Ps.	21,147,420

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Banco Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Other		Eliminations		Total
Expenses
Financial Expenses	Ps.	3,788,727	Ps.	989,836	Ps.	583,151	Ps.	273,944	Ps.	291,290	Ps.	(175,489)		5,751,459
Provision for financial assets impairment		1,331,393		551,097		63,180		188,576		-		(273)		2,133,973
Depreciations and amortizations		364,328		61,395		39,130		22,571		788		-		488,212
Commissions and fees paid		345,033		151,038		54,774		85,195		508		(14,602)		621,946
Administrative Expenses		2,595,997		586,051		465,226		302,765		52,102		(123,355)		3,878,786
Other Expenses		2,242,144		346,003		276,904		155,672		27,781		(116)		3,048,388
Income Tax		1,378,545		195,606		173,060		108,704		3,221		19,834		1,878,970
Total Expenses		12,046,167		2,881,026		1,655,425		1,137,427		375,690		(294,001)		17,801,734
Net Profit	Ps.	2,639,020	Ps.	473,100	Ps.	349,293	Ps.	175,602	Ps.	1,092,371	Ps.	(1,383,700)	Ps.	3,345,686

December 31, 2014

Statement of Financial Position

	Banco Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Other		Eliminations		Total
Assets
Financial assets held for trading	Ps.	4,103,279	Ps.	1,249,466	Ps.	426,380	Ps.	162,819	Ps.	1,760,288	Ps.	(1,837,764)	Ps.	5,864,468
Financial assets available for sale		10,790,442		5,366,186		1,649,107		1,898,316		(43,087)		(902,122)		18,758,842
Financial assets in debt securities held to maturity		1,296,076		623,241		444,269		302,248		42,978		(42,978)		2,665,834
Investments in associates		692,385		531,442		10,531		760		26,049,419		(26,567,352)		717,185
Loans and receibable		72,423,724		22,056,061		12,740,299		7,270,209		-		(89,555)		114,400,738
Other Assets		30,331,958		2,907,506		1,621,852		1,335,406		4,291,464		(4,053,079)		36,435,107
Total Assets	Ps.	119,637,864	Ps.	32,733,902	Ps.	16,892,438	Ps.	10,969,758	Ps.	32,101,062	Ps.	(33,492,850)	Ps.	178,842,174
Liabilities
Customer Deposits		73,652,800		23,231,744		10,509,052		8,396,381		-		(2,261,485)		113,528,492
Financial Obligations		23,987,501		4,140,828		2,994,286		943,035		5,535,366		(2,712,187)		34,888,829
Other Liabilities		6,733,550		1,386,793		898,318		388,024		426,415		(764,211)		9,068,889
Total Liabilities	Ps.	104,373,851	Ps.	28,759,365	Ps.	14,401,656	Ps.	9,727,440	Ps.	5,961,781	Ps.	(5,737,883)	Ps.	157,486,210

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Statement of Income year ended 2014

	Banco Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Other		Eliminations		Total
External Income
Financial Incomes	Ps.	6,800,080	Ps.	2,285,613	Ps.	1,525,270	Ps.	927,117	Ps.	93,870	Ps.	(210,145)	Ps.	11,421,805
Fees and Commissions		2,828,501		326,767		180,523		227,024		55,845		(71,975)		3,546,685
Participation in profit or loss associates and joint business		107,033		104,744		-		-		2,315,779		(2,405,831)		121,725
Dividends		103,475		93,276		42,095		1,128		36,692		(139,982)		136,684
Other Operating Incomes		1,840,290		666,039		153,971		88,922		249,794		(618,535)		2,380,481
	Ps.	11,679,379	Ps.	3,476,439	Ps.	1,901,859	Ps.	1,244,191	Ps.	2,751,980	Ps.	(3,446,468)	Ps.	17,607,380

Expenses
Financial Expenses	Ps.	2,830,232	Ps.	844,672	Ps.	505,487	Ps.	231,610	Ps.	223,159	Ps.	(136,438)	Ps.	4,498,722
Provision for financial assets impairment		1,056,717		387,680		92,404		161,203		-		-		1,698,004
Depreciations and amortizations		265,713		72,864		44,485		26,227		209		-		409,498
Commissions and fees paid		273,264		129,239		42,881		76,275		641		(12,771)		509,529
Administrative Expenses		1,936,266		484,522		379,523		287,783		56,203		(87,173)		3,057,124
Other Operating		1,770,277		338,531		251,254		146,683		120,442		1,537		2,628,724
Income Tax		1,298,193		206,034		196,005		94,787		13,279		-		1,808,298
Total Expenses		9,430,662		2,463,542		1,512,039		1,024,568		413,933		(234,845)		14,609,899
Net Profit	Ps.	2,248,718	Ps.	1,012,897	Ps.	389,820	Ps.	219,623	Ps.	2,338,047	Ps.	(3,211,624)	Ps.	2,997,481

January 1, 2014

Statement of Financial Position

	Banco Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Other		Eliminations		Total
Assets
Financial assets held for trading	PS.	5,127,019		820,497		280,142		886,491		642,102		(665,826)	PS.	7,090,425
Financial assets available for sale		9,617,278		3,653,262		2,172,680		1,029,734		(136)		(1,657,165)		14,815,653
Financial assets in debt securities held to maturity		1,544,897		591,670		566,194		340,872		(24)		(3,245)		3,040,364
Investments in associates		538,910		482,519		9,811		1,384		23,336,533		(23,804,350)		564,807
Other Assets		85,514,439		23,649,999		13,508,783		7,416,194		3,598,650		(3,341,118)		130,346,947
Total Assets	Ps.	102,342,543	Ps.	29,197,947	Ps.	16,537,610	Ps.	9,674,675	Ps.	27,577,125	Ps.	(29,471,704)	Ps.	155,858,196
Liabilities
Customer Deposits		63,771,674		19,745,960		11,134,676		7,541,232		-		(1,640,548)		100,552,994
Financial Obligations		21,224,140		4,638,879		2,004,445		625,324		4,465,824		(2,008,787)		30,949,825
Other Liabilities		5,027,614		1,055,995		1,113,342		396,910		371,673		(449,595)		7,515,939
Total Liabilities	Ps.	90,023,428	Ps.	25,440,834	Ps.	14,252,463	Ps.	8,563,466	Ps.	4,837,497	Ps.	(4,098,930)	Ps.	139,018,758

Main eliminations of total income, expenses, assets and liabilities between segments with the corresponding consolidated entries at the level of Grupo Aval are:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

•	Loans with financial obligations of entities mainly from non financial sector.
•	Investments in term deposits and outstanding bonds of in other segments.
•	Investments in subordinaries elimination and record of non- controlling interests.
•	Expenses and incomes for commissions.

31.5	Analysis of Revenues by Products and Services

Grupo Aval’s revenues are analyzed by products and services, in the statement of income.

31.6	Income by Country

Grupo Aval’s revenues for each individual country for which revenues are significant, are the following during the years ended as of December 31, 2015 and December 31, 2014:

	December 31, 2015		December 31, 2014
Colombia	Ps.	15,749,571	Ps.	13,909,091
Panamá		1,293,132		653,664
Costa Rica		1,778,560		1,211,551
Guatemala		1,027,948		605,644
Other countries		1,298,225		1,210,159
Total Consolidated Revenues	Ps.	21,147,435	Ps.	17,590,109

The foregoing analysis is based on the customer's domicile. Income from off- shore entities of Colombian customers are reported as income from Colombia. The revenues include income for interests, fees, commissions and other operating income.

31.7	Non current assets by Country

Grupo Aval’s non current assets for each individual country for which non current assets are significant, are the following during the years ended as of December 31, 2015 and December 31, 2014:

December 31, 2015

	Own – use Property, plant and equipment, net		Intangible assets
Colombia	Ps.	4,575,795	Ps.	4,958,791
Panamá		202,153		3,951,630
Costa Rica		384,485		52,377
Guatemala		105,648		8,449
Other countries		467,509		1,088,321
Total	Ps.	5,735,590	Ps.	10,059,568

December 31, 2014

	Own – use Property, plant and equipment, net		Intangible asset
Colombia	Ps.	4,465,712	Ps.	4,179,295
Panamá		150,722		3,029,573
Costa Rica		264,290		38,024
Guatemala		84,889		6,551
Other countries		351,978		844,613
Total	Ps.	5,317,592	Ps.	8,098,056

During the year ended December 31, 2015 and December 31, 2014, Grupo Aval’s reported no concentration of revenue in customers with more than a 10% share of revenue from ordinary activities.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 32 – OFFSET OF FINANCIAL ASSETS WITH FINANCIAL LIABILITIES

Following is a detail of the financial instruments subject to offset contractually required as of December 31, 2015, and 2014 and January 1, 2014:

December 31, 2015

	Gross Amounts of		Gross Amounts Offset in the Consolidated		Net Amounts of Assets Presented in the		Gross Amounts Not Offset in the Consolidated Balance Sheet
	Recognized Assets		Balance Sheet		Consolidated Balance Sheet		Financial Instruments		Collateral Received		Net Exposure
Offsetting assets
Derivatives	Ps.	1,225,158	Ps.	(160,383)	Ps.	1,064,775	Ps.	-	Ps.	(15,212)	Ps.	1,049,563
Repurchase agreements		560,943	-			560,943		(464,765)		-		96,178
Total	Ps.	1,786,101	Ps.	(160,383)	Ps.	1,625,718	Ps.	(464,765)	Ps.	(15,212)	Ps.	1,145,741

	Gross Amounts of			Gross Amounts Offset in the Consolidated	Net Amounts of Liabilities Presented in the		Gross Amounts Not Offset in the Consolidated Balance Sheet
	Recognized Liabilities			Balance Sheet	Consolidated Balance Sheet		Financial Instruments		Collateral Received		Net Exposure

Offsetting liabilities
Derivatives		1,999,924		(518,468)		1,481,456		-		(351,540)		1,129,916
Repurchase agreements		8,572,582		-		8,572,582		(8,572,248)		-		334
Total	Ps.	10,572,506	Ps.	(518,468)	Ps.	10,054,038	Ps.	(8,572,248)	Ps.	(351,540)	Ps.	1,130,250

December 31, 2014

	Gross Amounts of		Gross Amounts Offset in the		Net Amounts of Assets Presented in the		Gross Amounts Not Offset in the Consolidated Balance Sheet
	Recognized Assets		Consolidated Balance Sheet		Consolidated Balance Sheet		Financial Instruments		Collateral Received		Net Exposure
Offsetting assets
Derivatives	Ps.	1,377,090	Ps.	(292,701)	Ps.	1,084,389	Ps.	-	Ps.	(2,584)	Ps.	1,081,805
Repurchase agreements		588,895	-			588,895		(556,406)		-		32,489
Total	Ps.	1,965,985	Ps.	(292,701)	Ps.	1,673,284	Ps.	(556,406)	Ps.	(2,584)	Ps.	1,114,294

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Gross Amounts of			Gross Amounts Offset in the	Net Amounts of Liabilities Presented in the		Gross Amounts Not Offset in the Consolidated Balance Sheet
	Recognized Liabilities			Consolidated Balance Sheet	Consolidated Balance Sheet		Financial Instruments		Collateral Received		Net Exposure
Offsetting liabilities
Derivatives		2,526,169		(841,601)		1,684,568		-		(312,302)		1,372,266
Repurchase agreements		3,816,514		-		3,816,514		(3,816,078)		-		436
Total	Ps.	6,342,683	Ps.	(841,601)	Ps.	5,501,082	Ps.	(3,816,078)	Ps.	(312,302)	Ps.	1,372,702

January 1, 2014

	Gross Amounts of		Gross Amounts Offset in the		Net Amounts of Assets Presented in the		Gross Amounts Not Offset in the Consolidated Balance Sheet
	Recognized Assets		Consolidated Balance Sheet		Consolidated Balance Sheet		Financial Instruments		Collateral Received		Net Exposure
Offsetting assets
Derivatives	Ps.	267,433	Ps.	(76,409)	Ps.	191,024	Ps.	(31,871)	Ps.	(10,322)	Ps.	148,831
Repurchase agreements		960,654	-			960,654		(944,528)		-		16,126
Total	Ps.	1,228,087	Ps.	(76,409)	Ps.	1,151,678	Ps.	(976,399)	Ps.	(10,322)	Ps.	164,957

	Gross Amounts of			Gross Amounts Offset in the Consolidated	Net Amounts of Liabilities Presented in the		Gross Amounts Not Offset in the Consolidated Balance Sheet
	Recognized Liabilities			Balance Sheet	Consolidated Balance Sheet		Financial Instruments		Collateral Received		Net Exposure
Offsetting liabilities
Derivatives		297,034		(72,975)		224,059		-		(12,808)		211,251
Repurchase agreements		4,670,067		-		4,670,067		(4,495,466)		-		174,601
Total	Ps.	4,967,101	Ps.	(72,975)	Ps.	4,894,126	Ps.	(4,495,466)	Ps.	(12,808)	Ps.	385,852

NOTE 33 – UNCONSOLIDATED STRUCTURED ENTITIES

The term "unconsolidated structured entities" refers to all structured entities that are not controlled by Grupo Aval. Grupo Aval enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

The table below shows the total assets of unconsolidated structured entities in which Grupo Aval had an interest at the reporting date and its maximum exposure to loss in relation to those interests.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Nature and risks associated with Grupo Aval’s interests in unconsolidated structured entities

December 31, 2015	Securitisations		Grupo Aval’s managed funds		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	38,975	Ps.	944,656	Ps.	983,631
Other account receivables		-		36,928		36,928
Total assets in relation to the Grupo Aval’s interests in the unconsolidated structured entities		38,975		981,584		1,020,559
Grupo Aval’s maximum exposure	Ps.	38,975	Ps.	981,584	Ps.	1,020,559

December 31, 2014	Securitisations		Grupo Aval’s managed funds		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	52,808	Ps.	887,757	Ps.	940,565
Other account receivables		-		31,789		31,789
Total assets in relation to the Grupo Aval’s interests in the unconsolidated structured entities		52,808		919,546		972,354
Grupo Aval’s maximum exposure	Ps.	52,808	Ps.	919,546	Ps.	972,354

January 1, 2014	Securitisations		Grupo Aval’s managed funds		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	76,577	Ps.	818,630	Ps.	895,207
Other account receivables		-		28,702		28,702
Total assets in relation to the Grupo Aval’s interests in the unconsolidated structured entities		76,577		847,332		923,909
Grupo Aval’s maximum exposure	Ps.	76,577	Ps.	847,332	Ps.	923,909

Grupo Aval invests in asset-backed securities issued by securitization entities for which underlying assets are mortgages granted by financial institutions. Grupo Aval does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and accounted for as investment at fair value through profit or loss. These asset-backed securities have different maturities and are generally classified by credit ratings. Also, Grupo Aval retains beneficial interests in the form of servicing fees on the securitized receivable and manages funds.

In the normal course of operations, Grupo Aval has trust companies that manage collective investment funds and assets of third parties whose the managing trustees receive commissions. Additionally Grupo Aval has the subsidiary Fondo de Pensiones y Cesantias Porvenir that manages mandatory pension funds and defined contribution plans. For management services provided by the trust and Porvenir, commissions vary according to the conditions of each fund or asset managed are received.

The obligations of these entities in the administration of these assets are medium and do not guarantee results

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

and maximum exposure risk of loss is determined by possible failures in the administration of the funds to the value of the managed more returns forgone assets the clients…

NOTE 34 - TRANSFERS OF FINANCIAL ASSETS

Grupo Aval enters into transactions in the normal course of business by which it transfers financial assets to third parties. Depending on the circumstances, these transfers may either result in these financial assets being derecognized or continuing to be recognized.

A.	Transferred financial assets not qualifying for full derecognition

i.	Sale and repurchase agreements

Sales and repurchase agreements are transactions in which Grupo Aval sells security and simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because Grupo Aval sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2015, the financial investments debt securities available for sale that are being used as collateral in repo operations amounted Ps. 8,732,789 (December 31, 2014 – Ps. 5,658,024 and January 1, 2014 Ps. 4,293,506) see Note 8, and financial assets held for trading that are being used as collateral in repo operations amounted Ps. 72,196 (December 31, 2014 – Ps. 145,110 and January 1, 2014 Ps. 1,941,577) See Note 7.

ii.	Securities lending

Securities lending agreements are transactions in which Grupo Aval lends securities for a fee and receives cash as collateral. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all the risks and rewards of ownership. The cash received is recognized as a financial asset and a financial liability is recognized for the obligation to repay it. Because as part of the lending arrangement Grupo Aval sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2015 Grupo Aval has not recorded securities lending.

B.	Transfer of financial assets that are derecognized in their entirety.

I.	Securitizations

Certain securitization transactions undertaken by Grupo Aval result in the derecognizing transferred assets in their entirety. This is the case when Grupo Aval transfers substantially all of the risks and rewards of ownership of financial assets on unconsolidated securitization vehicle and retains a relatively small interest in the vehicle or a service arrangement in respect of the transferred financial assets. If the financial assets are derecognized in the entirety, then the interest in unconsolidated securitization vehicles that Grupo Aval receives as part of the transfer and the service arrangement represent continuing involvement with those assets.

During the years ended at December 31, 2015 and 2014, Grupo Aval did not transfer financial assets to special purpose vehicles. However before 2014, a subsidiary bank made a transfer of mortgage

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

loans to unconsolidated special purpose vehicles as the bank did not have control over them. As a result, the mortgages loans were derecognized of the financial statements as of January 1, 2014, taking the exception under IFRS 1, as described in Note 38. In the securitization process, Grupo Aval received investment securities as payment for the transferred assets classified as investments at fair value adjusted in profit or loss at December 31, 2015 and 2014. At present, the subordinate bank collects the accounts receivable transferred to the vehicle, and such collected amounts are immediately transferred to the special purpose vehicle in charge of such accounts. For collecting the payments, Grupo Aval receives 1% as commission fee based on the collected accounts receivable. A loss can potentially occur if the costs incurred in the execution of the collecting service exceed the commission fee revenue received.

The table below explain in detail the assets at December 31, 2015 and 2014 that represent the continuing involvement of Grupo Aval with the accounts receivable transferred and revenue obtained during the collecting process of such loans.

At the end of the year	December 31, 2015		December 31, 2014		January 1, 2014
Financial assets (1)	Ps.	38,975	Ps.	52,808	Ps.	76,578
Income for commision and fees	Ps.	359	Ps.	560	Ps.	-

(1)	Include investments held for trading through profit or loss and available for sale

The financial assets held for trading through profit or loss securities in the special purpose vehicle which managed the loans and receivables represents Grupo Aval´s maximum exposure to loss from its continuing involvement in the form of notes issued by unconsolidated securitization vehicles is their carrying amount.

NOTE 35 – RELATED PARTIES

Grupo Aval has implemented IAS 24 in order to identify the persons and entities that must treated as a related party for the preparation of its consolidated financial statements.

To verify the correct identification of relationships and transaction with related parties, the company has established a specific written Procedure for the Identification and Disclosure of Balances and Transactions with Related Parties. Such procedure is communicated and made available to our personnel through the company’s intranet. In application of this procedure, our members of the board of directors and our key management personnel are periodically required to identify close family members and entities over which such persons have significant influence. Such process is conducted by means of a written request containing the criteria that such person must consider in order to provide information on close family members and entities that must be disclosed as their related parties.

In addition, Grupo Aval Vice-Presidency of Accounting Consolidation periodically performs an evaluation of its controlling and non-controlling investments in other entities to identify if such entities should be treated as a related entity pursuant to IAS 24.

In October 28, 2015, Grupo Aval’s board of directors approved a Reference Framework for Institutional Relations applicable to Grupo Aval and its subsidiaries. Among other things, such framework established guidelines for intragroup operations oriented to regulate this type of transactions and to generate an adequate balance between the best interests of Grupo Aval at a consolidated level and that of the minority shareholders of the entities forming part of Grupo Aval and/or its subsidiaries. The following are some of the guidelines included in the abovementioned corporate framework:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

•	Grupo Aval and its subsidiaries shall permanently carry out the registration of the operations performed with related parties, identifying the type of operation, its purpose, economic conditions and authorizations received when applicable.

•	Grupo Aval and its subsidiaries shall establish limits of indebtedness or exposure and perform constant monitoring of the intragroup operations, complying for such purpose with the restrictions set forth under applicable regulations.

•	All intragroup operations shall be fully identified by accounting areas of the respective entities.

•	Authorization levels are defined within the governance and control structure, assigned as may be deemed adequate as a function of the magnitude and type of transaction, keeping the evidence of such authorizations.

•	It should be verified that related party transactions are carried out for a good and valuable consideration, at market conditions, maintaining a financial equilibrium in the relationships between the entities participating in the operation.

This Reference Framework for Institutional Relations was also submitted to the consideration and approval of the Board of Directors of our subsidiaries and has been made available in the web sites of Grupo Aval and its subsidiaries.

In consideration of the foregoing, balances as of December 31, 2015, December 31, 2014 and January 1, 2014, with related parties, are included on the following tables:

December 31, 2015	Parent		Members of the Board of Directors		Key Personnel in the Management		Associates

Assets
Cash and equivalents	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Financial assets in investments		-		-		-		855,353
Financial assets in credit operations		480,478		7,756		4,812		543,938
Accounts receivable		1,807		15		18		7,917
Other assets		-		-		-		3,747

Liabilities
Deposits	Ps.	207,094	Ps.	80,886	Ps.	3,974	Ps.	2,469,201
Accounts payable		-		242,777		150,469		13,728
Financial obligations		-		-		-		9,333
Other liabilities		-		-		-		1,200

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31, 2014	Parent		Members of the Board of Directors		Key Personnel in the Management		Associates

Assets
Cash and equivalents	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Financial assets in investments		-		-		-		527,200
Financial assets in credit operations		130,996		26,115		5,071		407,496
Accounts receivable		-		325		18		70,085
Other assets		-		24		-		3,825

Liabilities
Deposits	Ps.	473,691	Ps.	379,958	Ps.	22,457	Ps.	1,272,395
Accounts payable		141,583		227		96,103		43,889
Financial obligations		-		-		-		9,333
Other liabilities		-		154		-		1,225

January 1, 2014	Parent		Members of the Board of Directors		Key Personnel in the Management		Associates

Assets
Cash and equivalents	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Financial assets in investments		-		-		-		499,060
Financial assets in credit operations		131,474		9,751		4,717		330,653
Accounts receivable		-		14		22		15,225
Other assets		-		-		-		3,740

Liabilities
Deposits	Ps.	419,115	Ps.	32,351	Ps.	49,220	Ps.	1,571,032
Accounts payable		143,058		112		97,074		12,237
Financial obligations		-		-		-		9,333
Other liabilities		-		3		-		1,330

The transactions during the years ended as of December 31, 2015 and December 31, 2014, with related parties comprise:

a.	Profit or loss

	Parent		Members of the Board of Directors		Key Personnel in the Management		Associates

Interest income	Ps.	1,802	Ps.	248	Ps.	226	Ps.	61,002
Fee income and commissions		2		17		2		5,813
Leases		-		-		-		238
Other income		21		90		5		47,258
Financial expenses		8,481		188		2		24,953
Fee expenses and commissions		-		1,245		112		13,476
Operating expenses		-		593		3,179		114
Other expenses		-		5,787		46		50,967

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Parent		Members of the Board of Directors		Key Personnel in the Management		Associates

Interest income	Ps.	-	Ps.	215	Ps.	225	Ps.	33,440
Fee income and commissions		-		19		3		4,675
Leases		-		-		-		53
Other income		15		1,012		10		149,923
Financial expenses		5,416		357		4		17,146
Fee expenses and commissions		-		856		101		9,146
Operating expenses		-		2,648		1,293		107
Other expenses		-		3,371		1,001		36,666

Grupo Aval does not have any transactions with joint control or significant influence over entities, neither joint ventures in which Grupo Aval is a joint venturer;

Outstanding amounts are not guaranteed and shall be liquidated in cash. Guarantees have not been granted or received. No expense has been recognized during the current period nor in previous periods with respect to uncollectable or accounts of doubtful collection relating to amounts in debt by related parties.

b.	Compensation of Key Personnel of the Management

The compensation received by the key personnel of the management comprises the following:

	Years ended as of
Items	December 31, 2015		December 31, 2014
Salaries	Ps.	14,271	Ps.	14,246
Short term benefits for employees		12,282		10,515
Total	Ps.	26,553	Ps.	24,761

Transactions with our related parties are reflected in the financial statements of the respective subsidiaries and correspond primarily to normal course of banking business activities effected in market conditions.  Such transactions include demand and saving deposits, time deposits, commercial, consumer and mortgage loans, financial leases, payment of dividends and or interest as well our subsidiaries may eventually enter into operations among themselves inherent to their financial activities, including credit operations, foreign exchange intermediation operations and stock market brokerage. For the purpose of conducting intragroup operations relating to financial services and products offered, our subsidiaries must strictly comply at all times with applicable regulations, as well as with policies and procedures of Grupo Aval (such as the Reference Framework for Institutional Relations) regulating these types of operations. Particularly regarding the establishment of counterparty limits, applicable exposure limits per type of operation and the obligation of performing such operations under prevailing market and economic terms and conditions, as well as the need of performing disclosures to the market through mechanisms established for said purpose, such as their inclusion in the financial statements and publishing relevant information, as the case may be.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 36 – SUBSEQUENT EVENTS

At the General Shareholders Meeting that took place on March 31st, 2016, a monthly dividend of Ps. 4.90 was declared for the preferred and common shares, for the six-month period ended December 31, 2015, for a total dividend of Ps. 655,062, according to the following:

Net income for the six-month period ended December 31, 2015 included in the unconsolidated financial statements of Grupo Aval		1,086,061
Cash Dividends		Ps. 29.40 per share payable in six monthly installments of Ps.4.90 per share, from April to September 2016

Ordinary shares outstanding		15,266,963,659
Preferred shares outstanding		7,014,053,500
Total shares outstanding		22,281,017,159
Total dividends declared	Ps.	655,062

On February 8, 2016, the sale of an equity instrument was agreed, the company CIFIN, in which Grupo Aval held 288,942 shares. The transferred shares were 217,074 at a price of Ps. 629,563.37 per share.

In a meeting held on March 30th 2016, Grupo Aval’s Board of Directors approved the presentation of the consolidated financial statements under Colombian IFRS and the accompanying notes for the period ended December 31, 2015, for consideration of the General Shareholders Meeting.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 37 – PARENT COMPANY INFORMATION

Condensed Unconsolidated Statement of financial positions

Following are the condensed separate statement of financial position and statement of income of Grupo Aval Acciones y Valores S.A., at December 31, 2015 and, 2014 and statement of cash flows for the fiscal year ended December 31, 2015, and 2014.

Condensed separate Statement of Financial Position

	December 31,
	2015		2014		January 1, 2014

Current Assets
Cash and cash equivalents	Ps.	12,164	Ps.	42,459	Ps,	835,833
Trading securities		4,456		383		13,499
Accounts receivable from related parties		251,321		257,225		205,011
Other assets		14,713		9,463		6,615
Total current assets	Ps.	282,654	Ps.	309,530	Ps.	1,060,958

Non current Assets
Investments in subsidiaries		16,584,183		14,358,622		9,639,022
Property and equipment		3,294		3,691		715
Other assets		41		242		2,700
Total non current assets	Ps.	16,587,518	Ps.	14,362,555	Ps.	9,642,437

Total assets	Ps.	16,870,172	Ps.	14,672,085	Ps.	10,703,395

Current liabilities
Borrowings at amortized cost,		3,696		95,910		75,699
Outstanding bonds at amortized cost		119,079		104,464		109,546
Account payable		428,021		424,899		370,155
Other non-financial liabilities		1,244		1,264		1,407
Total current liabilities	Ps.	552,040	Ps.	626,537	Ps.	556,807

Long-term liabilities
Borrowings at amortized cost		514,322		-		-
Outstanding bonds		404,080		518,750		618,750
Total non current liabilities	Ps.	918,402	Ps.	518,750	Ps.	618,750

Total liabilities	Ps.	1,470,442	Ps,	1,145,287	Ps,	1,175,557

Equity
Shareholders’ equity		15,399,730		13,526,798		9,527,838

Total liabilities and shareholders’ equity	Ps.	16,870,172	Ps.	14,672,085	Ps.	10,703,395

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Condensed separate Statement of Income

	December 2015		December 2014

Operating revenue
Equity method income, net		1,752,298		2,272,478
Other revenue from ordinary activities		654,929		113,962
Total operating revenue	Ps.	2,407,227	Ps.	2,386,440

Expenses, net
Administrative expenses		79,908		84,288
Other expenses		337		783
(Losses) Gains from exchange differences		(29,760)		114,006
Operating income	Ps.	2,297,222	Ps.	2,415,375

Financial expenses		68,512		150,020

Earnings before taxes		2,228,710		2,265,355

Income tax expense		6,571		15,737

Net income	Ps.	2,222,139	Ps.	2,249,618

Condensed separate Statement of Cash flows

	December 2015		December 2014

Net income	Ps.	2,222,139	Ps.	2,249,618
Adjustments to reconcile net income to net cash used by operating activities		(1,470,593)		(1,681,323)
Net cash provided by operating activities		751,546		568,295
Net cash provided (used in) by investing activities		192,801		(2,342,535)
Net cash (used in) provided by financing activities		(974,642)		980,866
Increase (decrease) in cash and cash equivalents		(30,295)		(793,374)
Cash and cash equivalents at beginning of year		42,459		835,833
Cash and cash equivalents at end of year	Ps.	12,164	Ps.	42,459

BASIS FOR PRESENTING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presented separate financial statement of Grupo Aval have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and their interpretations from the International Financial Reporting Standards Committee (IFRIC), currently in force and on the basis of historic cost, except for financial assets at fair value through profit or losses.

In the same way that for consolidated financial statements, the implementation of International Financial Reporting Standards in Colombia, for the preparation of separate financial statement, was required by Colombian legal regulations as from January 1, 2015 with comparative amounts of 2014 and the preparation of the financial position statement starting as of January 1, 2014, but such implementation has been carried out partially and in accordance with the International Financial Information Standards (IFRS in English, NIIF, in Spanish) in force as of December 31, 2013; nevertheless, for purposes of submitting the financial statements in Form 20-F, Grupo Aval has decided to prepare its separate financial statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

in accordance with the IFRS issued by the IASB currently in force. Due to the foregoing, these separated financial statements prepared by Grupo Aval on an annual basis differ in some aspects from the separated financial statements, prepared on a half-year basis, for Colombian legal and statutory purposes. The latest separated financial statements of Grupo Aval prepared under prior Colombian accounting principles were issued as of December 31, 2014 (See Note 38 for details on the adoption of IFRS for the first time).

According to Colombian Laws, the separated financial statements prepared on a half year basis under IFRS in force at December 31, 2013 as partially adopted in Colombia, basis for distribution of dividends.

The separated financial statements of Grupo Aval have been prepared using the same IFRS that Grupo Aval used to prepare it consolidated financial statements described in Note 2, as they are applicable to these financial statements, except as provided below for its investments in subsidiaries.

Investment in subsidiaries companies

According to IAS 27, when an entity prepares separate financial statements it shall account for investments in subsidiaries either: a) at cost or b) at fair value, in accordance with IAS 39 or c) using the equity. For such purpose Grupo Aval in its separated financial statements accounts its investment in subsidiaries using the equity method.

The equity method is an accounting method according to which the investment is initially recorded at cost, and they are periodically adjusted due to changes in the interest of the parent company over the net assets of the subsidiaries. Grupo Aval records on the result of the period its participation in the profit or loss of the subsidiaries, and in OCI its participation in the “Other comprehensive income account” of the subsidiary. In applying equity method Grupo Aval uses the subsidiaries consolidated financial statements at the end of the period prepared under IFRS.

Gain and losses resulting from transactions between Grupo Aval and its subsidiaries are recognized in the Grupo Aval´s financial statement only to the extent of Grupo Aval interest in the subsidiaries, unless the transaction provides evidence of an impairment in the book value of transferred assets.

Additionally, in a business combination process, to acquiree some subsidiaries any difference between the cost of investment and the Grupo Aval share on the net fair value of the subsidiary identifiable acquired assets and assumed liabilities is accounted as follows:

•	Goodwill relating to the acquisition is included in the carrying amount of the investment. Amortization of goodwill is not permitted.

Appropriate adjustment to the Grupo Aval share of the subsidiary after acquisition are made to account for example for depreciation of assets acquired in the business combination process based on their fair value at the acquisition date and for the impairment losses in such assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

NOTE 38 – FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING

The year ended at December 31, 2014 was the last time Grupo Aval prepared its financial statements in accordance with generally accepted accounting principles in Colombia, for financial institutions supervised for the Superintendency of Finance of Colombia (Colombian GAAP). Grupo Aval subsequently prepared its first financial statements in accordance with International Financial Reporting Standards (IFRS) for the year ended at December 31, 2015. To do so, it was necessary to prepare an opening statement of financial position at January 1 2014.

According to IFRS 1 “First time adoption of International Financial Reporting Standards”, Grupo Aval in its first financial statement under IFRS has:

•	Provided comparative financial information.
•	Used the same accounting principles in all the periods presented.
•	Applied retrospectively the current accounting standards under IFRS.
•	Applied certain exemptions and exceptions they are permitted o required under IFRS 1.

38.1	Exceptions and Exemptions

The following are the main exceptions and exemptions that Grupo Aval used in the preparation of its opening statement of financial position at January 1 2014, according to IFRS 1.

Exceptions

1.	Derecognition of financial assets and liabilities: IAS 39 has certain requirements to be met to derecognize assets and liability in the financial statements. However, IFRS 1 requires first-time adopters of IFRS to comply with this requirement prospectively for transactions that occur after the IFRS transition date.

2.	Hedge accounting: As required by IAS 39, first time adopters at the transition date: (i) must measure all derivatives at fair value; and (ii) must eliminate all deferred losses and gains from derivatives that might have been reported as assets or liabilities under Colombian GAAP. In its opening statement of financial position in compliance with IFRS, an entity may not reflect a hedging relationship of a type that does not qualify for hedge accounting under IAS 39. However, if an entity designated a net position as hedged item under the previous GAAP, it may designate an individual item within that net position as a hedged item under IFRS, provided it does not do so after the IFRS transition date. Grupo Aval to fulfill this requirement reclassified Ps. 45,047 of unrealized gains in the equity to IFRS first time adoption inside the equity.

3.	Financial assets classification and measurement :

The measurement of a financial assets at amortized cost was performed under facts and circumstances at the transition date.

4.	Government Loans:

For some of Grupo Aval’s subsidiaries, their corporate purpose is to carry out agricultural activities, which receive loans from the Colombian Government entities with subsidized interest rates. According to the International Standard IAS 20 “Accounting for Government Grants”, these grants should be recognized in results on a systematic basis over the periods wherein the subsidiary recognizes the related costs for which the grant is intended to offset as expenses. IFRS 1 requires the application of this requirement prospectively for government loans existing as of the transition date to IFRS and to not recognize the corresponding benefit of the government loan at an interest rate below the market as a government grant

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Exemptions

1.	Deemed cost: Under IFRS 1 an entity can elect to measure an item of property and equipment at the transaction date to IFRS at its fair value and use that fair value as its deemed cost at that date. Instead a first time adopter may elect to use a previous GAAP revaluations of and item of property and equipment at, or before, the date of transition to IFRS as deemed cost if that revaluation was similar to fair value at the date the revaluation was performed. Grupo Aval has decided to apply this exemption to certain assets and to record them, on the transition date, by their Colombian GAAP revaluation and for others, used fair value; amounting to Ps.1,678,304, which most of this amount were recorded under Colombian GAAP.

2.	Designation of previously recognized financial instruments: IFRS 1 permits a financial asset to be designated at the transaction date, as available for sale or a financial instrument, provided it met certain criteria, to be designated as a financial asset or financial liability at fair value through profit or loss. Grupo Aval used this exemption to record its investments securities at January 1, 2014, using for such purposes the same classification for Colombian GAAP purposes.

3.	Cumulative translations differences: According to IAS 21, the adjustment resulting from conversion of the financial statements of foreign subsidiaries for consolidation purposes is recorded under equity, in the “other comprehensive income” account. However, with respect to preparation of the opening statement of financial position, IFRS 1 allows that the value determined for this item for all foreign operations are to be zero on the transaction date. Under Colombian GAAP, the cumulative translations adjustments in foreign operation was recorded in statement of income and it was not recovery to perform any adjustment in the opening balance under IFRS.

4.	Fair value measurements of financial assets and liabilities at initial recognition: In the initial recognition of assets and liabilities during the normal course of Grupo Aval operations, some financial asset and liability transactions may differ from their fair value, in which case such transaction will have to be adjusted to fair value. However, IFRS 1 may apply this requirement prospectively to transactions entered after the transaction date. Grupo Aval took this exemption.

5.	Concession arrangements rights: According to IFRIC 12, the rights resulting from concession arrangements may give rise to a financial asset, an intangible asset or a mixed asset.

This definition must be determined initially, at the moment the concession arrangement is signed. Nevertheless, if retroactive application of this standard on the transition date is impractical, IFRS 1 allows to Grupo Aval´s subsidiaries that handle concession arrangements to use the Colombian GAAP carrying amount of such financial assets and intangibles as their carrying amount at the transition date, in which case impairment test should be performed. Grupo Aval took this exemption for some of its current concession arrangements at January 1, 2014. This adjustment included in the equity reconciliation by Ps.7,065 is related to agreements that Grupo Aval did not take the mentioned exception.

6.	Borrowing costs: IFRS require the financial costs an entity incurs during the property and equipment construction process to be capitalized in the cost of such assets, according to certain parameters. However, IFRS 1 allows this capitalization process to be realized according to IAS 23 since the transition date for qualifying assets.

7.	Business combinations:

-	IFRS 3 - “Business Combinations” requires to record assets acquired and liability assumed in a transaction or event that is a business combination according to the purchase method. Under that method, goodwill originated in a business combination is determined at the moment of purchase by the difference between the amount paid and the net value of the

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

acquired assets and assumed liabilities, established on the basis of their fair value, with certain exceptions. However, IFRS 1 permits to a first-time adopter not to apply IFRS 3 retroactively to past business combinations. The Grupo Aval has decided do not restate any business combination which occurred before the transition date and for this reason goodwill recorded under Colombian GAAP as of December 31, 2014 for Ps. 4,968,021 is the same in the opening balance without taking in account Promigas consolidation as explain below.

-	IFRS 10 “Consolidation financial statements” requires an entity that control one or more entities to present consolidated financial statements.

In accordance with its previous GAAP, the first-time adopters may not have consolidated a subsidiary acquired in a past business combination. The first time adopters shall adjusted the carrying amount of the assets and liabilities of the unconsolidated subsidiaries under previous GAAP to the amounts that IFRS would require in the subsidiaries statement of financial position at the transition date. The deemed cost goodwill will be equal to the difference at the transition date to IFRS between the investment cost of the subsidiary in the parent separate financial statements and the parent interest in the net asset carrying amount of the subsidiary under IFRS at the transition date. Grupo Aval adopted this exemption to consolidate Promigas Group and its subsidiaries at the transition date, previous adjustment of the investment at cost under IFRS.

38.2	Changes in the Grupo Aval accounting policies on the IFRS implementation

In addition to the exemptions and exceptions described above, the main differences between the main accounting policies previously used by the Grupo Aval in accordance with Generally Accepted Accounting Principles in Colombia (Colombian GAAP) and accounting policies in force used under IFRS that are applicable are explained as follows:

a)	Financial Statements Presentation

Colombian GAAP: The standards of the Superintendence of Finance required the presentation of a general balance sheet, an income statement, a statement of changes in equity and a cash flow statement from the Grupo Aval, along with the notes thereto.

IFRS: According to the International Accounting Standard IAS 1 “Presentation of Financial Statements” a set of financial statements comprises: a) a statement of financial position at the end of the period, b) an statement of profit or loss and other comprehensive income of the period submitted jointly or separately, c) a statement of changes in equity, d) a statement of cash flow for the period and, e) notes comprising a summary of significant accounting policies and other explanatory information more detailed than that notes included in the local financial statements.

b)	Consolidation of Financial Statements

Colombian GAAP: Under Colombian legal provisions, an entity should prepare consolidated financial statements when it held equity investment with voting rights of more than 50% of the stock capital of the wherein entity or when without reaching such voting rights, it has administrative control over that entity.

For such purpose voting rights held through investments funds are not taken in account, due to the factual that such funds are not societies in Colombia.

Additionally under Colombian GAAP minority interest in subsidiaries consolidated statement of financial positions were recorded as liabilities.

IFRS: An investor shall prepare consolidated financial statements when it has all of the following elements over an investee: i) power over the entity, ii) exposure or right to variable returns deriving from

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

its involvement with the investee and iii) ability to use its power in that entity to influence the amount of returns of the investor.

Under IFRS minority interest in subsidiaries in consolidated financial of position are recorded as equity.

For this change in accounting rules, Grupo Aval consolidated Promigas and its subsidiaries, (see 38.2. below) and minority interest by Ps.6,472,242 and Ps.7,368,199 were reclassified from liability to equity as of 1 January, 2014 and December 31, 2014.

c)	Loans and Receivables

Colombian GAAP: Loans and receivables were recorded at nominal value less allowance for impairment which was carried out based on reference models established by the Superintendence of Finance for commercial and consumer loans portfolios, subject to prior classification of loans by risk level and allowance percentages established by that Office, including cyclical and counter-cyclical components; and for mortgage and microcredit loans portfolios for which the Superintendence of Finance did not have a specific model, loans were rated by risk levels according to their level of arrears and the allowance was calculated based on specific allowance percentages determined by the Superintendence of Finance, according to the risk category plus a general allowance of 1% of the total balance of such credits loans.

IFRS: Loans and receivables are recorded at amortized cost less an impairment allowance for financial assets which is calculated on the financial assets that the Grupo Aval considers significant based on individual evaluations performed by analyzing the debt profile of each debtor, the guarantees granted and the information from external credit agencies. When the Grupo Aval based on such evaluations considers the financial asset impaired, the amount of loss is measured by the difference between the present value of expected cash flows according to the loans agreement conditions, discounted at the originally contractual interest rate, or by the fair value of the loan collateral less the estimated sales costs and the carrying amount of the loan.

For assets which are not deemed significant, and for individually significant loans which were not considered impaired in the individual analysis, Grupo Aval carries out a collective evaluation grouping portfolios of financial assets by segments with similar characteristics, using statistical techniques based on the analysis of historical losses to determine the estimated percentage of losses incurred in such assets as of the balance sheet date, but which have not been individually identified.

For this change in accounting policy, Grupo Aval derecognized its allowance for loan and receivables recorded under Colombian GAAP as of January 1 and December 31, 2014 by Ps. 506,992 and Ps. 511,997, respectively.

d)	Properties, plant and equipment

Colombian GAAP: Properties, plant and equipment were recorded at cost adjusted for inflation until year 2000, which did not include, for example, abandonment costs; subsequently, assets subject to depreciation were mainly depreciated based on useful lives used for tax purposes, 20 years for buildings, 10 years for machinery, equipment and furniture and 5 years for vehicles and computer equipment, without including the determination of their residual value. Additionally, to the aforementioned, revaluation of such assets were calculated by the difference between the amount of the appraisal and the carrying value of the asset. Such appraisals were recorded in the assets group in a separate caption called “revaluations of assets” with offsetting account in the equity account called “revaluation surplus”. If the amount of the appraisal was lower than the asset carrying value, the difference was recorded as a provision charged against statement of income.

IFRS: Properties, plant and equipment are recorded at its cost, which includes estimated costs of abandonment, and financial costs incurred in the construction process calculated based on certain parameters. The depreciation is calculated based on the useful life defined by independent expert

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

appraisers of the different assets and the calculation of such depreciation takes into account its residual value estimated by the independent experts’ appraisers.

On each balance sheet date, the Grupo Aval analyzes if there are indications, both external and internal, that a material asset could be impaired. If there is evidence of impairment, the Grupo Aval analyzes if there effectively exists impairment comparing the net carrying value with its recoverable value (established as the greater between the fair value minus the cost of sales of the asset and its value of use). When the book value exceeds the recoverable value, the carrying value is adjusted to its recoverable value, modifying future amortization charges, according to the new remaining useful life.

Real estate assets which Grupo Aval holds with the purpose of generating rental income, revaluation of the asset or both, instead of using them in the Grupo Aval normal operations, are denominated “Investment properties” and initially they are recorded at their cost and subsequently measured at fair value, with changes in the fair value recorded in the profit or loss account.

Grupo Aval having in account the deemed cost exemption described above, did not record any impairment on its opening balance as of January 1, 2014, and December, 2014 on property and equipment.

e)	Biological assets

Colombian GAAP: The costs incurred in the production of short term agricultural goods were recorded as inventory and the costs incurred in medium or long term crops were recorded as properties and equipment or as deferred charges and subsequently such cost were amortized by the straight line method during the economic life of the crop.

IFRS: Biological assets, according to IAS 41 “Agricultural”, are measured at fair value, less the costs of sale, except a when for any reason the fair value cannot be reliably measured, in this case, they are recorded at their cost less the accumulated amortization and any accumulated loss due to impairment.

According to this difference in accounting principles Grupo Aval adjusted under IFRS its biological assets as of January 1, 2014 and December 31, 2014 at their value by Ps. 57,453 and Ps. 27,554 respectively.

f)	Concession contracts rights

Colombian GAAP: The costs incurred during the construction phase of the asset under concession contract of the concession were recorded as deferred assets and subsequently amortized during the life of the contract after the construction phase by the straight line method. The income received for services rendered by the assets were rerecorded in the period wherein they were effectively received or based on the accrual of payments guaranteed by the Colombian Government.

IFRS: The rights on concession contracts are accounted as financial assets or as intangible assets depending on the conditions of the contract, if it there or not an unconditional contractual right to receive from the granting entity cash or other financial assets for the construction services. If they are classified as financial assets, they shall be recorded at fair value through profit or loss or at amortized cost in accordance with the financial instrument business model of the entity. If they are considered as intangible assets, they are recorded in such account for the estimated value of the income during the construction phase and amortized during the contract life subsequent to the completion of such phase. The income generated by the asset during the life of the contract is recorded when it is effectively received.

Due to this difference in accounting principles, Grupo Aval took the exemption described above in 38.1 number 5 it’s opening balance and classified some concession contracts as financial assets and others as intangible assets. The resulting adjustment was Ps.7,065 and (Ps. 132,410) as of January 1, and December 31, 2014.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

g)	Goodwill

Colombian GAAP: When an entity acquired control of another entity pursuant to Colombian legal provisions, the goodwill was recorded by the difference in the amount paid and the net carrying amount of acquired assets and the assumed liabilities in the books of the acquired entity. Subsequently, such goodwill was amortized with charge to profit or losses during a 20 year period based on exponential percentages established by the Superintendence of Finance.

IFRS: Total or partial acquisition of entities, when control is acquired, is recorded in the consolidated financial statements using the “purchase method”. According to such method, the acquisition price is distributed among the identifiable assets acquired including any intangible asset and assumed liability, on the basis of their corresponding fair value. The difference between the amount paid plus the amount of non-controlling interests and the net amount of the assets acquired less the assumed liabilities is recorded as goodwill. The goodwill is not subsequently amortized but is subject to an annual assessment for impairment.

For this difference in accounting principles Grupo Aval took the exemption described in 38.1. The resulting adjustment in the Grupo Aval equity was (Ps. 1,585) and Ps. 88,029 as of January 1, and December 31, 2014.

h)	Deferred taxes

Colombian GAAP: Deferred taxes were recognized as assets or differed liabilities due to the temporary differences which originated a higher or lower tax payment in the corresponding period; however, the Superintendence of Finance had restricted to record deferred taxes assets over tax losses and surplus presumptive income.

IFRS: Deferred taxes are recognized over temporary differences arising between tax basis of assets and liabilities and the amounts recognized in the consolidated financial statements, which give place to quantities which are deductible and taxable at the time of determining the tax gain or loss corresponding to future periods, when the carrying amount of the asset is recovered or the liability is settled. However, deferred liability taxes are not recognized if they derive from the initial recognition of goodwill; or from the initial recognition of an asset or liability in a transaction different than a business combination, that at the time of the transaction it does not affect the tax or accounting profit or loss. The deferred tax is determined using tax rates in force as of the date of the balance sheet and shall be applied when the asset for deferred tax is realized or when the liability for deferred tax is settled. Deferred tax assets are recognized only to the extent that it is likely that future tax income will be available against which the temporary differences may be utilized.

The resulting adjustment for this difference in accounting principles as of January 1, and December 31 2014 was in Grupo Aval equity was (Ps. 472,857) and (Ps. 258,465).

i)	Employee benefits

Colombian GAAP: Under Colombian GAAP, liabilities were only recorded for post-employment benefits of legal retirement pensions. Such liability was calculated based on actuarial studies, using the assumptions of mortality rates, salary increments, personnel rotation and interest rates determined with reference to the average interest rate of the last 10 years of the deposits of financial institutions. The amount of such liability was amortized with change to profit or loss account in maximum terms established by the Colombian Government. The long-term employee benefits were generally recorded when paid or through the accrual system throughout the years of enforceability.

IFRS: Post-employment benefits not only include legal retirement pensions but also severance payments for employees under the a previous employment regime established before the Law 50 issued in 1990 and agreed extralegal benefits in collective conventions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

The actuarial liability for post-employment benefits is determined based on actuarial studies prepared with the projected credit unit method using the same actuarial assumptions of mortality rates, salary increments and personnel rotation used in Colombian GAAP but the interest rates are determined with reference to the market yields in force of bonds at the end of the period issued by the Colombian Government or other entrepreneurial high quality obligations. Under the projected credit unit method, future benefits, which will be paid to employees, are assigned in each accounting period wherein the employee renders service. Therefore, the corresponding expense for these benefits is recorded in the financial statements of Grupo Aval including the present cost of the service assigned in the actuarial calculation plus the financial cost calculation of the liability. Variations in the liability for changes in the actuarial assumptions are recorded in the account other comprehensive income in the equity. Liabilities for long term employee benefits are determined in the same manner as the post-employment benefits described above, with the sole difference that the changes in the actuarial liability for changes in the actuarial assumptions are also recorded in the statement of income.

As of January 1, and December 31, 2014 the resulting adjustment for this difference in accounting principles in Grupo Aval equity was (Ps. 294,692) and (Ps. 258,497)

j)	Leased assets

Colombian GAAP: Leased assets were classified as financial leases basically when the lease agreements included bargain a purchase option for the lessee. All other lease contracts were included in the account of properties, plant and equipment at the cost of the asset and were depreciated following the same depreciation policies established for the same type of assets used in the Grupo Aval operations.

IFRS: Lease agreements are classified at the inception date of execution of the contract as financial or operating leases. A lease is classified as financial asset when all of the risks and advantages of the property are substantially transferred. A lease is classified as operating lease if such risks and advantages of the property are not substantially transferred. Lease contracts classified as financial leases are included in the balance sheet within the item of “loans and receivables” and are recorded in the same manner as other loans granted. Lease agreements that are classified as operating leases are included within the account of properties, plants and equipment and are recorded and depreciated in the same manner as the property and equipment used by Grupo Aval In its operations.

The impact of this difference in accounting principles in Grupo Aval equity as of January 1 and December 31, 2014 it was not significant but is the statement of financial position property and equipment under operating lease agreements as of January 1 and December 31,2014 by Ps. 423,042 and Ps. 399,297 respectively were reclassified to loans and receivables.

k)	Investments in associates and joint ventures

Colombian GAAP: Investments in equity instruments where Grupo Aval had significant influence, were recorded as “Available for sale securities” at cost plus or less revaluations performed with credit to equity. The investment revaluation of each investment was established by reference to its market value or to the investor share in the equity of the investee.

Joint ventures were recognized according to the equity method in the profits or loss of the investee with credit or charge to profit or loss account.

As of January 1 and December 31, 2014 the resulting adjustments for this difference in accounting principles in the Grupo Aval equity were Ps.76,213 and Ps. 88,472, respectively

l)	Loyalty programs

Colombian GAAP: Under Colombian GAAP there was not a specific rule to record for recording these types of programs, reason for which the entities of the Grupo Aval, following the prudence accounting rule, recorded a provision as a liability to attend the redemption points based on an estimate according to their experiences in past years.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

IFRS: Reward points recognized to customer in loyalty programs are recorded as an identifiable income component separate from the initial sale or service operation rendered to customer of which they obtained the points, assigning the fair value of the consideration received between the award points and other components of the sale. Such reward points are initially recognized as deferred income in the liability at its fair value. Income of the award points is recognized as a credit to the statement of income when they are redeemed.

As of January 1, 2014 and December 31, 2014, the resulting adjustments for this difference in accounting estimated were Ps.(26,055) as Ps. 40,246, respectively in Grupo Aval equity.

m)	Provisions

Colombian GAAP: Under Finance Superintendence rules, provisions for legal proceedings were recorded only when the Grupo Aval had adverse rulings in first instance before the judicial courts and in that case Grupo Aval recorded a provisions up to 50% of the total claim.

IFRS: According to IAS 37 a provisions is recorded when:

(a)	an entity has a present obligation (legal or constructive) as a result of a past event;

(b)	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(c)	A reliable estimate can be made of the amount of the obligation.

As of January 1, 2014 and December 31, 2014, the resulting adjustments for this difference in accounting estimated were Ps. (241,432) and Ps. 307,596 respectively in Grupo Aval equity.

Reconciliation of the latest financial statements of Grupo Aval prepared according to Colombian GAAP and the Grupo Aval financial statements of the same period prepared according to the International Financial Reporting Standards

According to the aforementioned, the following are the reconciliations between the financial position statement of Grupo Aval as of January 1 and December 31, 2014 prepared according to Colombian GAAP and the Grupo Aval financial position statements prepared at the same dates under International Financial Reporting Standards currently in force, and between the Grupo Aval statement of income for the year ended as of December 31, 2014, prepared under the Colombian GAAP and the Grupo Aval statement of income for the same year prepared under International Financial Reporting Standards:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Statement of the Financial Position

January 1, 2014

	Balances under Colombian GAAP as of January 1, 2014		Adjustments and reclassifications		Balances under IFRS as of January 1, 2014
Assets
Cash and cash equivalents	Ps.	16,096,612	Ps.	(1,497,264)	Ps.	14,599,348

Financial assets held for trading through profit or losses
Debt securities		6,093,814		(436,022)		5,657,792
Equity securities		1,424,015		(166,941)		1,257,074
		7,517,829		(602,963)		6,914,866
Derivative instruments		411,914		(236,355)		175,559
		7,929,743		(839,318)		7,090,425

Available for sale financial assets:
Debt securities		14,132,508		15,407		14,147,915
Equity securities		2,306,566		(1,638,828)		667,738
		16,439,074		(1,623,421)		14,815,653

Investments held to maturity		3,341,702		(301,338)		3,040,364

Other financial assets through profit or losses		-		1,565,709		1,565,709

Loans and receivables:
Commercial		54,855,580		10,784,782		65,640,362
Consumer		27,801,275		812,819		28,614,094
Mortgages		13,515,110		(6,410,009)		7,105,101
Microcredit		341,857		18,035		359,892
Allowance for impairment losses		(3,073,035)		274,237		(2,798,798)
		93,440,787		5,479,864		98,920,651

Other accounts receivables		2,500,845		(732,042)		1,768,803
Hedging derivatives		-		17,086		17,086
Foreclosed Assets		109,237		(109,237)		-
Non-current assets held for sale		-		303,721		303,721
Investments in associates and joint ventures		-		564,807		564,807

Tangible assets:
Own-use Property, plant and equipment, net		2,484,045		2,462,700		4,946,745
Investment properties		-		319,744		319,744
Biological assets		-		201,183		201,183
		2,484,045		2,983,627		5,467,672

Concession arrangements rights		-		1,759,175		1,759,175
Goodwill		4,968,021		162,525		5,130,546
Other intangible assets		2,080,550		(1,868,545)		212,005

Income tax assets:
Current		-		76,290		76,290
Deferred		159,146		(5,574)		153,572
		159,146		70,716		229,862

Reappraisal of assets		3,413,697		(3,413,697)		-
Other assets		1,323,932		(951,563)		372,369
Total, assets	Ps.	154,287,391	Ps.	1,570,805	Ps.	155,858,196

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Balances under Colombian GAAP as of January 1, 2014		Adjustments and reclassifications		Balances under IFRS as of January 1, 2014
Liabilities and equity
Liabilities
Financial liabilities held for trading
Derivative instruments	Ps.	447,318	Ps.	(232,776)	Ps.	214,542

Financial liabilities at amortized cost.
Customer deposits:
Current account		24,883,656		(35,225)		24,848,431
Time deposits		32,739,250		217,158		32,956,408
Saving accounts		42,479,567		(45,647)		42,433,920
Other		1,087,934		(773,699)		314,235
		101,190,407		(637,413)		100,552,994

Financial Obligations expenses
Interbank borrowings and overnight funds		5,123,597		216,792		5,340,389
Borrowings from banks and others		11,954,097		(1,201,072)		10,753,025
Bonds		11,179,705		1,567,942		12,747,647
Borrowings from development entities		-		2,108,764		2,108,764
		28,257,399		2,692,426		30,949,825
Total, financial liabilities at amortized cost		129,447,806		2,055,013		131,502,819

Hedging derivatives		-		47,415		47,415

Provisions:
Litigation		103,383		32,388		135,771
Other provisions		-		613,239		613,239
		103,383		645,627		749,010

Income tax liabilities
Current		-		562,220		562,220
Deferred		297,526		843,001		1,140,527
		297,526		1,405,221		1,702,747

Employee benefits		-		954,136		954,136
Other Liabilities		5,790,897		(1,942,808)		3,848,089
Non controlling interest		6,472,242		(6,472,242)		-
Total liabilities		142,559,172		(3,540,414)		139,018,758

Equity
Controlling interest
Subscribe and paid in capital		20,178		-		20,178
Additional paid-in capital		5,784,513		5		5,784,518
Retained earnings		4,992,539		(653,311)		4,339,228
Reappraisal of assets		1,454,551		(1,454,551)		-
Other comprehensive income		(523,562)		643,700		120,138
Controlling interest equity		11,728,219		(1,464,157)		10,264,062
Non-controlling interest		-		6,575,376		6,575,376
Total equity		11,728,219		5,111,219		16,839,438
Total liability and equity	Ps.	154,287,391	Ps.	1,570,805	Ps.	155,858,196

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

December 31, 2014

	Balances under Colombian GAAP as of December 31, 2014		Adjustments and reclassifications		Balances under IFRS as of December 31, 2014
Assets
Cash and cash equivalents	Ps.	18,693,482	Ps.	(1,423,722)	Ps.	17,269,760

Financial assets held for trading through profit or losses
Debt securities		3,456,803		19,408		3,476,211
Equity securities		1,597,836		(257,416)		1,340,420
		5,054,639		(238,008)		4,816,631
Derivative instruments		1,218,926		(171,089)		1,047,837
		6,273,565		(409,097)		5,864,468

Available for sale financial assets:
Debt securities		18,010,696		45,406		18,056,102
Equity securities		2,472,539		(1,769,799)		702,740
		20,483,235		(1,724,393)		18,758,842

Investments held to maturity		3,053,119		(387,285)		2,665,834

Other financial assets through profit or losses		-		1,738,598		1,738,598

Loans and receivables:
Commercial		62,764,815		10,764,483		73,529,298
Consumer		33,166,391		712,495		33,878,886
Mortgages		16,473,091		(6,694,990)		9,778,101
Microcredit		351,781		20,475		372,256
Allowance for impairment losses		(3,413,680)		255,877		(3,157,803)
		109,342,398		5,058,339		114,400,738

Other accounts receivables		2,939,869		(706,496)		2,233,373
Hedging derivatives		-		64,834		64,834
Foreclosed Assets		134,143		(134,143)		-
Non-current assets held for sale		-		211,247		211,247
Investments in associates and joint ventures		-		717,185		717,185
				-
Tangible assets:				-
Own-use Property, plant and equipment, net		2,682,827		2,634,765		5,317,592
Investment properties		-		366,742		366,742
Biological assets		-		202,399		202,399
		2,682,827		3,203,906		5,886,733

Concession arrangements rights		-		1,842,737		1,842,737
Goodwill		5,626,694		240,538		5,867,232
Other intangible assets		2,448,896		(2,060,809)		388,087
				-
				-
Income tax assets:				-
Current		-		270,622		270,622
Deferred		378,116		(208,696)		169,420
		378,116		61,926		440,042

Reappraisal of assets		3,860,026		(3,860,026)		-
Other assets		1,698,307		(1,205,843)		492,464
Total, assets	Ps.	177,614,677	Ps.	1,227,497	Ps.	178,842,174

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Balances under Colombian GAAP as of December 31, 2014		Adjustments and reclassifications		Balances under IFRS as of December 31, 2014
Liabilities and equity
Liabilities
Financial liabilities held for trading
Derivative instruments	Ps.	1,992,075	Ps.	(808,996)	Ps.	1,183,079

Financial liabilities at amortized cost.
Customer deposits:
Current account		28,790,773		(34,092)		28,756,681
Time deposits		41,858,609		289,220		42,147,829
Saving accounts		42,283,058		(29,610)		42,253,448
Other		1,459,771		(1,089,237)		370,534
		114,392,211		(863,719)		113,528,492

Financial Obligations expenses
Interbank borrowings and overnight funds		4,589,494		374,874		4,964,368
Borrowings from banks and others		14,555,113		(869,295)		13,685,818
Bonds		12,540,961		1,589,146		14,130,107
Borrowings from development entities		-		2,108,536		2,108,536
		31,685,568		3,203,261		34,888,829
Total, financial liabilities at amortized cost		148,077,779		2,339,542		148,417,321

Hedging derivatives		-		559,479		559,479

Provisions:
Litigation		92,014		93,642		185,656
Other provisions		-		558,997		558,996
		92,014		652,638		744,652

Income tax liabilities
Current		-		516,239		516,239
Deferred		288,727		886,373		1,175,100
		288,727		1,402,613		1,691,339
Employee benefits		-		975,687		975,687
Other Liabilities		6,699,245		(2,784,592)		3,914,653
Non controlling interest		7,368,199		(7,368,199)		-
Total liabilities		162,518,039		(5,031,829)		157,486,210

Equity
Controlling interest
Subscribe and paid in capital		22,281		-		22,281
Additional paid-in capital		8,504,729		(192,851)		8,311,878
Retained earnings		5,469,439		(507,905)		4,961,534
Reappraisal of assets		1,644,132		(1,644,132)		-
Other comprehensive income		(543,943)		916,271		372,328
Controlling interest equity		15,096,638		(1,428,617)		13,668,021
Non-controlling interest		-		7,687,943		7,687,943
Total equity		15,096,638		6,259,326		21,355,964
Total liability and equity	Ps.	177,614,677	Ps.	1,227,497	Ps.	178,842,174

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Statement of income for the year ending December 31, 2014

	Income statement under COL GAAP year ended December 31, 2014		Adjustments and reclassifications		Statement of Income under IFRS year ended December 31, 2014
Interest and similar income
Loan portfolio interest	Ps.	10,361,230	Ps.	287,393	Ps.	10,648,623
Interbank and overnight funds		196,287		(196,287)		-
Interest on investments in debt securities, at amortized cost		1,328,941		(555,759)		773,182
		11,886,458		(464,653)		11,421,805

Interest and similar expenses
Deposits
Current account		169,199		2,105		171,304
Time deposits		1,632,972		(40)		1,632,932
Saving accounts		1,284,345		(3,405)		1,280,940
		3,086,516		(1,340)		3,085,176

Financial obligation expenses
Interbank borrowings and overnight funds		184,907		47		184,954
Bank borrowings and others		398,787		(52,000)		346,787
Bonds		658,163		(146,007)		804,170
Borrowing from development entities				77,635		77,635
		1,241,857		171,688		1,413,546
Net interest and similar income		7,558,085		(635,001)		6,923,083

Impairment loss on financial asset
Loan portfolio and accounts receivable		1,675,031		22,482		1,697,513
Investments in debt and equity securities		52,418		(40,442)		11,976
Recovery of charged-offs		(189,223)		(370)		(189,593)
Net interest income, after financial asset impairment loss		1,538,226		(18,330)		1,519,896
		6,019,859		(616,671)		5,403,187
Income from commissions and fees
Trust activities		411,581		(187,631)		223,950
Pension and severance fund management		754,063		4,301		758,364
Commissions on banking services		1,794,050		(412,557)		1,381,493
Commissions on credit cards		459,759		428,678		888,437
Commissions on drafts, checks and checkbooks		-		66,090		66,090
Other commissions		286,937		(286,937)		-
Office network services		31,041		12,714		43,755
Storage services		-		184,596		184,596
		3,737,431		(190,746)		3,546,685
Expenses for commissions and fees		574,656		(1,084,185)		(509,529)
Net income from commissions and fees	Ps.	3,162,775	Ps.	(125,619)	Ps.	3,037,156

Net trading income		-		369,853		369,853
Net income from financial instruments designated at fair value		-		172,889		172,889

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	Income statement under COL GAAP year ended December 31, 2014		Adjustments and reclassifications		statement of Income under IFRS year ended December 31, 2014
Other income(expense)
Net loss on financial derivatives for trading	Ps.	(1,002,185)	Ps.	1,002,185	Ps.	-
Net gain on exchange difference		1,283,911		(796,558)		487,353
Net gain on sale of investments		33,234		101,826		135,060
Share on net income of associates and joint ventures		-		121,725		121,725
Dividends		298,479		(161,795)		136,684
Income from the sale of goods and services of non-financial companies		329,473		325,619		655,092
Other		182,478		377,756		560,234
Other operating income		1,125,390		970,758		2,096,148

Other expenses
Loss on sales of non-current assets held for sale		-		34,350		34,350
Personnel expenses		2,523,317		(14,973)		2,508,344
General and administrative expenses		3,277,701		(220,577)		3,057,124
Depreciation and amortization of tangible and intangible assets		540,428		(130,930)		409,498
Other operating expenses		236,758		27,381		264,138
		6,578,204		(304,749)		6,273,454

Non-operating income (expense):
Other income		547,094		(547,094)		-
Other expense		(284,002)		284,002		-
Total non-operating income (expense), net		263,092		(263,092)		-

Profit before income tax		3,992,912		812,866		4,805,779
Income tax expense		1,449,025		359,273		1,808,298
Net income for the year		2,543,887		453,593		2,997,481

Net income for the year attributable to:
Controlling interest		1,668,672		146,343		1,815,016
Non-controlling interest		875,215		307,250		1,182,465
	Ps.	2,543,887	Ps.	453,593	Ps.	2,997,481

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Reconciliation of equity and net income

Reconciliation of Equity

		December 31, 2014		January 1, 2014
Notes	Equity balance of the shareholders under Colombian GAAP	Ps.	15,096,638	Ps.	11,728,219
1	Equity investment in Promigas adjustment		(1,875,157)		(1,515,858)
2	Financial assets at fair value		(47,480)		(8,808)
3	Equity financial instruments		88,472		76,213
4	Impairment provision for loans and accounts receivable		511,797		506,992
5	Accrual of interests and transaction costs of loans and receivables		238,446		228,797
6	Property, plant and equipment		(718,189)		(660,113)
7	Investments property		(86,292)		(907)
8	Goodwill adjustments		88,029		(1,585)
9	Joint arrangements		(4,852)		12,669
10	Fair value of biological assets		27,554		57,453
11	Foreclosed assets		248,238		205,962
12	Equity tax		(70,462)		(169,647)
13	Amortization of deferred charges		81,949		(135,597)
14	Amortization of intangible assets in concession contracts		(132,420)		7,065
15	Derivative financial instruments		10,624		(583)
16	Customer loyalty programs		(40,246)		(26,055)
17	Employees benefits		(258,497)		(294,692)
18	Provisions		(307,596)		(241,432)
19	Deferred taxes		(258,465)		(472,857)
20	Non-controlling interests		944,827		1,033,115
	Adjustments for elimination unrealized gains in Corficolombiana ´investment		238,876		-
	Other minor adjustments		(107,774)		(64,289)
	Total adjustments		(1,428,617)		(1,464,157)
	Equity of the controlling interests under IFRS		13,668,021		10,264,062
	Non-controlling interests
	Equity balance of non-controlling interests under Colombian GAAP		7,368,199		6,472,242
	Non controlling interest in Promigas Consolidation		1,264,571		1,136,249
	Participation of non-controlling interests on IFRS adjustments		(944,827)		(1,033,115)
	Equity balance of non-controlling interests under IFRS		7,687,943		6,575,376
	Total equity under IFRS	Ps.	21,355,964	Ps.	16,839,438
F-202

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Reconciliation of net income

December 31, 2014
Net income under Colombian GAAP for controlling interests	1,668,672
Derivative financial instruments	(6,796)
Equity financial instruments	80,339
Impairment provision for loans and accounts receivable	(54,603)
Accrual of interests and transaction costs of loans and receivables	9,650
Property, plant and equipment	15,437
Investments property	(85,386)
Goodwill adjustments	89,614
Joint arrangements	(17,521)
Fair value of biological assets	(29,899)
Foreclosed assets	42,276
Equity tax	97,518
Amortization of deferred charges	217,545
Amortization of intangible assets in concession contracts	(139,484)
Derivative financial instruments	20,585
Customer loyalty programs	(14,191)
Employees benefits	32,943
Provisions	(66,165)
Deferred taxes	(248,524)
Non-controlling interests	(93,128)
Net income of Promigas net of Non controlling interest	216,101
Other minor adjustments	80,033
Total adjustments	146,343
Net income under IFRS of controlling interests	1,815,015
Non-controlling interests
Net income for non-controlling interests under Colombian GAAP	875,215
Non controlling interest in Promigas consolidation	214,122
Participation of non-controlling interests on IFRS adjustments	93,128
Net income under IFRS for non-controlling interests	1,182,465
Total Net income under IFRS	2,997,480

38.3 Analysis of the most important adjustments and reclassifications performed by Grupo Aval during the IFRS first time adoption process

Grupo Aval first time adoption process included three main aspects, as follows:

a.	Reclassification of accounts, for purpose of presenting financial statements under IFRS that did not have any impact on Grupo Aval equity.

b.	Financial statements consolidation of Promigas Group and its subsidiaries that was not required under Colombian GAAP.

c.	Adjustment to different accounts of financial statements with impact on Grupo Aval equity at December 31, and January 1, 2014 and income statement for the year ended in December 31, 2014.

Below we have included an analysis of reclassifications, Promigas consolidation, and the most important adjustments with impact on Grupo Aval equity and results carried out during the adoption process of IFRS, included in the adjustment and reclassification columns and equity reconciliation in the above tables. The aforementioned adjustments were made on the basis of exceptions and exemptions took in the process cited

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

above of this note, , as well as the differences in applying accounting policies under IFRS in comparison with Colombian GAAP rules used before by Grupo Aval to prepare its financial statements.

Financial statement reclassifications

Grupo Aval financial statements presentation under IFRS differs in certain aspects of the previous Gaap financial statements presentations under Colombian GAAP; therefore, it was necessary to perform several reclassifications between the differences accounts of the financial position statements and income statements. The most important reclassifications performed were as follows.

Financial Position Statement

Assets

Cash and cash equivalents

Certain short term interbank loans classified as cash and cash equivalents under Colombian GAAP were reclassified as loans and receivables under IFRS.

Financial assets held for trading through profit or loss

Trading debt securities under Colombian GAAP with maturity less than 90 days were reclassified to cash and cash equivalents.

Trading equity securities with not market value easily determinable were accounted at cost and classified to other assets.

Under Colombian GAAP, derivatives financial instruments include: Banker´s acceptances, which were reclassified to loans and receivables under IFRS. Additionally hedging derivatives under Colombian GAAP were classified to a separate line in the statement of financial position after fulfill IAS 39 requirements to hedging accounting purpose.

Investments held to maturity

As trading debt securities, financial assets with maturity less than 90 days were reclassified to cash and cash equivalent under IFRS according to IAS 7.

Available for sale equity securities

Under Colombian GAAP investments in associate companies were classified as available for sale. Equity securities under IFRS are classified in a separate line in the financial statement of position.

Other financial assets at fair through profit or losses

This account is related to a financial assets in a concessions agreements of Promigas subsidiary. See note 38.3.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Loans and receivables

Under Colombian GAAP, certain credits granted by the Grupo Aval were presented on different assets accounts such as: remittances in transit which were presented in cash, interbank loans presented on a separate line of the balance sheet, bank acceptances also presented in a separated line of the balance sheet and loans to employees and letters of credit letters presented on other assets account; accrued interest on loans and other items inherent to loans portfolio presented on other receivable accounts. Under IFRS, all of these accounts, along with their underlying impairment provisions, have been grouped into loans and receivables.

Other account receivables

Accrued interest on loans and receivables were presented under Colombian GAAP in this account and under IFRS were reclassified to loan and account receivables.

Foreclosed assets

Foreclosed assets under Colombian GAAP were presented on a separate line regardless of the possibility of sale. Under IFRS, certain foreclosed assets whose purpose of the management is to sell them within a period not exceeding one year, complying certain requirements, were left in the account “non-current assets held for sale”; other foreclosed assets not in compliance with these requirements were reclassified to the accounts of properties, plant and equipment for own use or investment property.

Investment in associate and joint ventures

Investment in associated companies and joint ventures under Colombian GAAP were include as available for sale investments and other assets, respectively; under IFRS this items are shown in this separate line.

Properties, plant and equipment for own use

•	Foreclosed assets which were used for Grupo Aval in its operations, advanced payments to contractors carried out for property, plant and equipment that were registered during the construction process in other receivable accounts and property improvements in leases that were recorded as deferred charges under o Colombian GAAP were reclassified to this account under IFRS.

•	Certain lease agreements according to Colombian GAAP were recorded as operating leases in the account property and equipment. Under IFRS, most of these contracts comply with the condition to be considered financial leases and therefore, were reclassified as loans and receivables under IFRS.

Investment properties

Foreclosed assets that the management of Grupo Aval does not have the purpose to sell them in a short term, and other properties that Grupo Aval has to generate rents or for appreciation purposes recorded as foreclosed assets in a separate line and as property and equipment under Colombian GAAP, respectively, were reclassified to investment property under IFRS.

Biological assets

Under Colombian GAAP, the accumulated cost in agricultural activities were recorded as deferred assets or property, plant and equipment. Under IFRS this accounts were reclassified in a separate line in the statement of financial position as biological assets.

Service concession arrangement rights

Deferred charges in service concession arrangement which were included as other assets under Colombian GAAP, are shown as a separate line under IFRS.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

Deferred charges

Deferred charges under Colombian GAAP such as service concession arrangement rights, leasehold improvements and prepaid expenses were reclassified to other accounts describe above.

Income tax assets

This account were reclassified under IFRS from other assets under Colombian GAAP.

Reappraisal of assets

This account under Colombian GAAP with counter entry in equity, under IFRS was eliminated since such account does not exist under these standards.

Liabilities

•	The main reclassifications of liabilities accounts related to interest payable of deposits and financial obligations which under Colombian GAAP were shown is a separate line as interest payable; under IFRS were transferred to the underlying accounts.

•	Under Colombian GAAP minority interests were showed as a separate liability account. According to IFRS 10 this account is shown as a separate component of the Grupo Aval equity in the non-controlling interest account.

•	Under Colombian GAAP, derivatives instruments included in Banker’s acceptance liabilities, which under IFRS were reclassified to borrowing from banks and others.

Statement of Income

According to IAS 1, the expenses of Grupo Aval in the income statement were presented by expenditure nature, which is similar to the manner in which they were presented under Colombian GAAP by the Grupo Aval. The main differences, in addition to the consolidation of Promigas and its subsidiaries and the adjustments set forth below, related to:

•	Foreign exchange gains in trading derivatives and hedging activities which under Colombian GAAP were included in one line but for IFRS purposes were reclassified to respectively accounts.

•	Not presenting the lines other non-operating income and non-operating expenses under IFRS, which were presented under Colombian GAAP.

•	Other non-controlling interest under Colombian GAAP were presented in the statement of income as other expense, while under IFRS is presented on a separate table within the same statement, separating the net income of the period in controlling and non-controlling interests.

•	Certain personnel and administrative expenses were capitalized as transactions cost of financial asset recorded at amortized cost and therefore, under IFRS are recorded as deductions of financial income when the interest income of the financial asset is accrued.

•	Revenue from sales and goods of the group non-financial subsidiaries and shares of profit or losses in associated companies were included under Colombian GAAP in the line “other income – others”; under IFRS are shown in separate lines.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

a.	Promigas S.A. consolidation

Under Colombian GAAP, Grupo Aval did not consolidate the financial statements of Promigas, because the evaluation of control according to Colombian laws did not include some voting rights in Promigas maintained by Grupo Aval through investment funds controlled, because those funds are not legal Societies under such laws. Under IFRS 10, an entity shall consolidate another entity if the investor met all the following conditions: i) power over the entity, ii) exposure or entitlement to variable returns arising from its involvement with the entity, and iii) capacity of utilizing its power in such entity influencing the amount of the returns of the investor. Due to the foregoing, under IFRS 10 Grupo Aval has to consolidate in its financial statements the Promigas and its subsidiaries financial statement. The financial position statements of Promigas S.A. and its subsidiaries prepared under IFRS are shown as follows, which were included in the consolidated financial statements of the Grupo Aval during the process of adopting IFRS.

Promigas S.A.

Financial Position Statement

	January 1, 2014		December 31, 2014
Assets
Current assets:
Cash and cash equivalents	Ps.	105,557	Ps.	91,838
Trading Financial assets at fair value through profit or loss		181,259		91,591
Financial assets at amortized cost		571,327		655,837
Inventories		32,561		35,274
Total current assets		890,704		874,540
Long term assets
Other Financial assets at fair value through profit or loss		1,565,709		1,738,899
Financial asset at amortized cost		345,703		403,280
Inventories		6,452		9,212
Equity instruments at fair value through profit or loss		-		1,739
Investments in associates		363,245		464,153
Properties, gas pipelines, plant and equipment		1,082,517		1,176,981
Biological assets		3,458		3,625
Intangible assets		1,396,401		1,521,691
Deferred taxes assets		122,662		134,771
Total long term assets		4,886,147		5,454,351
Total assets	Ps.	5,776,851	Ps.	6,328,891

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

	January 1, 2014		December 31, 2014
Liabilities and equity
Liabilities
Current liabilities:
Financial obligations	Ps.	95,112	Ps.	55,945
Outstanding bonds		29,799		13,491
Accounts payable		485,499		491,675
Employee benefits		14,682		14,419
Provisions		4,617		593
Other liabilities		23,086		29,539
Total current liabilities		652,795		605,662
Long term liabilities
Financial obligations		696,302		990,160
Bonds		1,423,773		1,422,061
Employee benefits		8,988		11,578
Deferred income taxes liabilities		618,335		676,973
Provisions		189,688		205,260
Other liabilities		3,056		1,168
Total long term liabilities		2,940,142		3,307,200
Total liabilities		3,592,937		3,912,862
Equity
Capital paid and subscribed		109,883		113,492
Additional paid in capital		152,448		322,823
Reserves		200,943		128,992
Retained earnings in IFRS first time adoption		1,459,755		1,459,755
Unappropriated earnings		161,621		(6,677)
Net income of the year		-		246,562
Other comprehensive income		1,081		27,425
		2,085,731		2,292,372
Non-controlling interests		98,181		123,657
Total equity		2,183,912		2,416,029
Total liabilities and equity	Ps.	5,776,849	Ps.	6,328,891

Promigas S.A.

Income Statement for the year ended as of December 31, 2014

Operating income	Ps.	2,408,015
Sales costs		(1,629,597)
Gross profit		778,418
Operating expenses		(22,908)
Operating profit		755,510
Other expenses		(138,300)
Profit before income tax		617,210
Income tax expense		(168,487)
Net income		448,723
Net income attributable to: Controlling interest		430,223
Non-controlling interest		18,500
	Ps.	448,723

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

b.	Main adjustment made by Grupo Aval under IFRS with impact on equity or income statement

The explanations of main adjustments carried out by Grupo Aval throughout the IFRS adoption process with equity impact as of January 1, 2014, and December 31, 2014 and on the income statement for the year ended as of December 31, 2014 are as follows:

1.	Equity investment in Promigas adjustment for consolidation purposes

Like Promigas was not consolidated in the Grupo Aval financial statements under Colombian GAAP, as described above, the investment in the equity financial instrument in Promigas was recorded sometimes as trading investments at fair value through profit and losses and in other cases as investments available for sale with adjustments at fair value recorded on the equity account of unrealized gains on investments. As stated above, in accordance with the exception established by IFRS 1, business combination, previous to consolidation process it was necessary to adjust such investments at cost with charge to the equity account for IFRS first time adoption.

2. These amounts related to adjustments at fair value done to investments in equity financial instruments classified under IFRS as trading and available for sale financial assets in accordance to IFRS 13.

3. Under Colombian GAAP, all equity investments, regardless of their percentage of interest in the equity of other corporations, were registered as trading or investments available for sale investments. Under IAS 28, investments in associated companies where Grupo Aval has significant influence are registered based on the equity method applied over the net income and other comprehensive income of the investee using for such propose the financial statements of corporations wherein the investment is held, prepared under IFRS.

4. Under Colombian GAAP interest accrual on loan portfolio was suspended for loans 90 days past due for commercial portfolio, 60 days for consumer and residential and mortgages portfolios, and 30 days for microcredit portfolio. In turn loan transactions costs were recorded when accrued with charge to profit or losses. Under IFRS accrual of interests receivable is not suspended within a fixed determined past due period of financial assets, unless the receipt of economic benefits associated with the transaction is not probable; in addition, transaction costs on loans disbursements are capitalized on the underlying loan account for amortization inside of accrual interest income using the effective interest rate method.

5. The adjustment corresponds to the difference between the allowance for impairment loss of loans and accounts receivables recorded under Colombian GAAP, calculated in accordance with the methodology established by Superintendence of Finance and the allowances for impairment losses calculated in an individual and collective manner to loans and receivable accounts according to the parameters established under IAS 39, as described above.

6.As shown above under item 30.1, under IFRS 1 in the first time adoption process, properties, plant and equipment of own use and investment properties may be registered at its deemed cost determined in accordance with their fair value or using a revaluation performed under Colombian GAAP if such revaluation is similar to their fair value. The Grupo Aval decided to take such exception and most of its properties of land and buildings were recorded in the opening balance sheet at their fair value or including the amounts recorded in the revaluations account under Colombian GAAP with exception of some properties, for which some affiliates of the Grupo Aval deemed that their cost under IFRS was the best measure for such assets and therefore, their revaluations under Colombian GAAP were eliminated under IFRS.

7. Correspond to reclassifications from foreclosed assets under Colombian GAAP and properties and equipment account to real estate used by Grupo Aval for rental or appreciation and its valuation at fair value.

8. Under Colombian GAAP goodwill was amortized with charge to profit or loss account in according to Finance Superintendence rules in a term of 20 years. Under IFRS, goodwill is not amortized and instead is tested by impairment in annually basis. The adjustments under IFRS during 2014 correspond to the reversal

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

of the amortizations recorded under Colombian GAAP. During 2014 it was no necessary to record any charge for goodwill impairment.

9. Under IFRS 11, Grupo Aval has to recognize the effect of the joint arrangements in the financial position statement determined on financial statement of the joint arrangements prepared under IFRS. Under Colombian GAAP joint ventures arrangements were recognized over financial statement of the join arrangements also prepared under Colombian GAAP.

10. According to IAS 41, under IFRS biological assets are registered at fair value, while under Colombian GAAP accounting standards they were registered at cost, minus accumulated amortization calculated during the plantations’ lifetime.

11. Under the regulation of the Superintendence of Finance, foreclosed assets were registered at the amount agreed with the debtor who gave the foreclosed assets as payment less allowance record with charge to results, until reaching 80% of the amount of the foreclosed assets, if it was not sold within the two following years, regardless of the fair value of the foreclosed assets. Under IFRS some foreclosed assets are shown as non-current assets available for sale at fair value less sale cost, and others were reclassified to properties and equipment for own use or investment properties at their fair value as deemed cost, in accordance with the exception of deemed cost establish in IFRS 1 described above. The adjustment for the January 1, 2014, December 31, 2014 and results corresponds to the reversion of provisions constituted under regulations of the Superintendence of Finance and the adjustment of foreclosed assets received as payment according to the new classification at fair value.

12. According to Colombian tax regulations, companies in Colombia were required in 2011 to pay a levy during 2011 to 2014 in favor of the Colombian State, calculated to a tariff applied over the equity of each entity, determined on tax accounting regulations, and recorded as deferred assets and amortized during a four year period until 2014. Under IFRS such levy shall be recorded as a charge to statement of income.

13. Under Colombian GAAP standards certain expenses made by companies such as pre-operating expenses, advertising, special projects, etc, were capitalized and amortized with charge to results in periods of 3-5 years. Under IFRS these items do not comply with the definition of an asset and therefore were adjusted with charge to the equity of Grupo Aval during the first time adoption process.

Certain costs incurred throughout the process of issuing bonds abroad, under Colombian GAAP were recorded as deferred charges and amortized with change to profit or loss account by the straight line method. Under IAS 39, transaction cost due to issuance of financial liabilities form part of the debt’s original cost and are amortized with charge on results by the effective interest rate method, as part of the debt’s financial cost.

14. The adjustments in contract of concession rights correspond to the difference between the carrying amount of financial assets and intangible assets recognized under IFRIC 12 and the carry amount record as deferred charges of these kind of agreements under Colombian GAAP.

15. Under IFRS, fair value of derivative instruments under level 2 or 3 include an adjustment for credit risk which was not included under Colombian GAAP.

16. The adjustment correspond to the income recognition under IFRIC 13 of the amount of reward points offered by financial subsidiaries and hotels of Grupo Aval to customers of loyalty programs mainly through credit cards, taking into account that under Colombian GAAP a specific provision for its registration does not exist, and only some provisions were made based on redemption points estimates of previous years.

17. As explain above in 2. i) Under Colombian GAAP post-employment benefits liabilities were recorded under actuarial basis, only for legal pension plans calculated such actuarial liability with assumptions established by the Colombian Government; other post-employment benefits and long term employee benefits

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

were recorded in accrual basis. Under IFRS all the post-employments benefits liabilities and long term employee benefits are recorded under actuarial basis determinate with assumptions described above in 2. 21).

18. According to IAS 37 the Grupo Aval recorded provisions under IFRS, among other things, for the following matters which were not provided for under Colombian banking GAAP:

a) In the subsidiary Porvenir a provision covering shortfalls resources in individual saving accounts of people in the mandatory fund denominated “Fondo de Pensiones Obligatorias Especial Porvenir del Retiro Programado” managed by Porvenir. Such saving accounts were open by the people according to Colombian regulation with the only purposes to cover their future legal retirement pension payments. Under Colombian regulation that shortfalls should be assumed by the pension fund manager. The provision is calculated under actuarial assumptions that shows some person in the fund does not have enough funds to cover their future pension payments. The provision for this matter at January 1, 2014 and December 31, 2014 amounting to Ps.115,168 and Ps.115,255, respectively.

b) Different legal proceedings against the Grupo Aval subsidiaries in foreign operations at January 1, 2014 and December 31, 2014 amounting to Ps.52,394 and Ps.86,164, respectively.

19. The resulting adjustment corresponds to the difference of calculation methodologies of deferred income taxes described in item 2, indicating that under Colombian GAAP in some cases, the deferred tax assets was not recorded and in other cases it was recorded based on temporary differences only generating a higher or lower expense in the current tax of the period, while under IFRS deferred taxes are recognized over temporary differences arising among between assets and liabilities tax bases and amounts recognized in the financial statements under IFRS for the same assets and liabilities. In addition the adjustment includes the impact on the deferred income tax of all IFRS adjustments carried out throughout the adoption process.

20. This adjustments is related to the share of non-controlling interest over the IFRS adjustments on each Grupo Aval subsidiaries with no controlling interest.

Cash flow reconciliation

Reconciliation of cash flow balances determined under Colombian GAAP of operating activities, investment and financing activities and the balances of such items determined under IFRS during the year ended as of December 31, 2014 are as follows:

Year ended December 31, 2014
	Banking GAAP		Adjustments/ Reclassifications		IFRS
Operating activities	Ps.	13,862,372	Ps.	(7,845,486)	Ps.	6,016,886
Investment activities		(18,472,276)		14,044,598		(4,427,678)
Financing activities		7,206,774		(5,915,871)		1,290,903
Effects on cash flows of variations in the exchange rate of foreign currency		-		(209,699)		(209,699)

The adjustments and reclassifications correspond mainly to:

1. The cash flows operation, investment and financing activities under IFRS include the cash flows resulting of the Promigas and Subsidiaries consolidation process through Corficolombiana according to explanations included in (a) Reconciliation footnotes.

•	Presentation of increase of loans and receivables in operating activities for Ps. (10,595,175) which under Colombian accounting standards were presented as investment activities and under IFRS 7 they are shown as operating activities.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2015

(Comparative numbers as of December 31 and January 1, 2014)

(Figures expressed in millions of Colombian pesos, except for the exchange rate)

•	Presentation of increase of customer deposits in operating activities for Ps. 6,011,111, which under Colombian accounting standards were presented as financing activities and under IFRS 7 they are shown under operating activities.

•	Under IFRS7 it is necessary to calculate and show separately on a line denominated “Effects on foreign currency transactios on cash and cash equivalents” by Ps. (209,699), which was not required to calculate or present under Colombian accounting standards.

APPENDIX A. SELECTED FINANCIAL AND STATISTICAL DATA PREPARED UNDER COLOMBIAN BANKING GAAP

Included below is selected financial and statistical data for Grupo Aval that has been derived from audited financial statements at and for the years ended December 31, 2013, 2012 and 2011, prepared in accordance with the regulations of the Superintendency of Finance applicable to financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks operating in Colombia, consistently applied, together with such regulations, on the issue date (which we refer to in this document, collectively, as “Colombian Banking GAAP.”) The audited consolidated financial statements included elsewhere in this document have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Colombian Banking GAAP differs in certain material respects from IFRS. Reconciliations and descriptions of the effect of the transition from Colombian Banking GAAP to IFRS are provided in Note 38 to our audited consolidated financial statements. For further information about the preparation of our financial data, please see “Presentation of Financial and Other Information” and “Selected Financial and Operating Data—Non-IFRS measures reconciliation.”

This appendix reflects our policies in force on or prior to December 31, 2013.

Statement of income data

	Grupo Aval
	For the year ended December 31,
	2013	2012	2011
	(In Ps billions, except share and per share data)
Colombian Banking GAAP
Operating income:
Net interest income	6,981.0	6,310.3	5,468.9
Provisions for loan and financial lease losses, accrued interest and other receivables, net	(1,417.4)	(1,041.8)	(874.9)
Recovery of charged-off assets	148.2	142.7	167.5
Provision (recovery) for investment securities, foreclosed assets and other assets	(25.0)	(18.2)	291.1
Total (provisions) reversals, net	(1,294.2)	(917.3)	(416.3)
Total fees and other services income, net	2,814.4	2,382.0	2,234.4
Total other operating income	1,317.4	885.7	958.0
Total operating income	9,818.5	8,660.6	8,244.9
Total operating expenses	(6,028.1)	(5,299.5)	(4,932.9)
Net operating income	3,790.4	3,361.1	3,312.0
Non-operating income (expense):
Other income	453.4	618.5	320.7
Other expense	(217.2)	(170.4)	(124.5)
Total non-operating income (expense), net	236.1	448.1	196.2
Income before income tax expense and non-controlling interest	4,026.6	3,809.2	3,508.2
Income tax expense	(1,414.7)	(1,371.7)	(1,136.7)
Income before non-controlling interest	2,611.9	2,437.4	2,371.5
Non-controlling interest	(1,011.4)	(911.1)	(1,080.2)
Net income attributable to Grupo Aval shareholders	1,600.5	1,526.4	1,291.2

Earnings per 1,000 shares (basic and diluted earnings):
Common and preferred shares (in pesos)	86,013.9	82,277.2	79,184.3
Common and preferred shares (in U.S. dollars) (1)	44.6	46.5	40.8
Dividends per 1,000 shares (2):
Common and preferred shares (in pesos)	55,632.9	49,200.0	48,465.3
Common and preferred shares (in U.S. dollars) (1)	28.9	27.8	24.9
Weighted average number of common and preferred fully paid shares outstanding (basic and diluted):
Outstanding shares	18,607,487.3	18,551,766.5	16,306,613.4

	Grupo Aval
	For the year ended December 31,
	2013	2012	2011
	(In Ps billions, except share and per share data)
U.S. GAAP (3
Provision for loans, leases and other receivables	(1,113.5)	(971.7)	(670.0)
Net income attributable to controlling interest under U.S. GAAP	1,632.5	1,564.5	885.3
Basic and diluted net income per 1,000 shares
Outstanding shares (pesos)	87,731.9	84,330.3	54,293.4
Outstanding shares (U.S. dollars) (1)	45.5	47.7	27.9

(1)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance of Ps 1942.70, Ps 1,768.23 and Ps 1,926.83, per U.S.$1.00 at December 31, 2011, 2012 and 2013, respectively.
(2)	Dividends are declared semi-annually in March (for the six-month period ended December 31 of the previous year) and September (for the six-month period ended June 30 of the current year) of each year. We do not declare dividends on a quarterly basis.
(3)	See note 30 to our audited consolidated financial statements included in our 20F Form from the previous year for reconciliations to U.S. GAAP.

Balance sheet data

	Grupo Aval
	At December 31,
	2013	2012	2011
	(In Ps billions, except per share data)
Colombian Banking GAAP
Assets:
Total cash and cash equivalents	16,096.6	13,398.9	11,698.6
Total investment securities, net	27,298.6	23,295.8	18,975.2
Total loans and financial leases, net	93,440.8	77,483.8	67,641.2
Total interest accrued on loans and financial leases, net	735.2	716.0	583.5
Bankers’ acceptances, spot transactions and derivatives	411.9	454.3	418.8
Accounts receivable, net	1,765.6	1,800.9	1,612.9
Property, plant and equipment, net	2,044.8	1,794.9	1,761.3
Operating leases, net	439.2	375.7	323.2
Foreclosed assets, net	109.2	92.0	77.8
Prepaid expenses and deferred charges	2,239.7	1,961.7	1,956.2
Goodwill, net (2)	4,968.0	2,842.5	3,110.7
Other assets, net	1,323.9	1,128.6	1,072.6
Reappraisal of assets	3,413.7	2,317.8	2,269.7
Total assets	154,287.4	127,663.0	111,501.9

Liabilities:
Total deposits	101,190.4	81,463.3	71,007.6
Bankers’ acceptances and derivatives financial instruments	447.3	410.0	469.0
Interbank borrowings and overnight funds	5,123.6	5,156.5	3,225.1
Borrowings from banks and others	11,954.1	10,380.9	11,437.8
Accounts payable	2,867.7	3,005.3	3,093.9
Accrued interest payable	509.2	474.8	313.0
Other liabilities	2,221.7	1,700.6	1,447.8
Long-term debt (bonds)	11,179.7	9,769.0	6,566.2
Estimated liabilities	593.3	811.7	855.3
Non-controlling interest	6,472.2	5,407.7	4,927.0
Total liabilities	142,559.2	118,579.9	103,342.7
Shareholders’ equity:
Subscribed and paid-in capital:
Common shares	20.2	18.6	18.6
Additional paid-in capital	5,784.5	3,671.7	3,671.1

	Grupo Aval
	At December 31,
	2013	2012	2011
	(In Ps billions, except per share data)
Retained earnings:
Appropriated	3,574.8	2,911.3	2,332.0
Unappropriated	765.6	804.9	669.0
Equity surplus:
Equity inflation adjustments	652.2	654.6	741.9
Unrealized gains (losses) on investment securities available for sale	(523.6)	78.2	(293.0)
Reappraisal of assets	1,454.5	943.8	1,019.6
Total shareholders’ equity (1)	11,728.2	9,083.1	8,159.1
Total liabilities and shareholders’ equity	154,287.4	127,663.0	111,501.9

U.S. GAAP (2)
Loans	93,924.4	78,333.3	68,067.0
Financial leases	8,103.4	7,650.7	6,392.8
Total loans and financial leases	102,027.8	85,984.0	74.459.8
Allowance for loans, lease losses and other receivables losses	(2,615.7)	(2,350.4)	(2,012.9)
Total loans and financial leases, net	99,412.0	83,633.6	72,446.9
Controlling interest shareholders’ equity under U.S. GAAP	9,536.5	7,426.2	6,466.7
Controlling interest shareholders’ equity under U.S. GAAP per 1,000 shares (U.S. dollars and Ps)	512,510.6	400,297.5	396,567.6

(1)	Goodwill attributable to Grupo Aval’s shareholders was Ps 3,617.4 billion and Ps 1,943.4 billion at December 31, 2013 and 2012, respectively. Our attributable tangible equity (calculated as total shareholders’ equity minus goodwill attributable to Grupo Aval) was Ps 8,110.8 billion and Ps 7,139.7 billion at December 31, 2013 and 2012, respectively.
(2)	See note 30 to our audited consolidated financial statements included in our 20F Form from the previous year for reconciliations to U.S. GAAP.

Other financial and operating data

	Grupo Aval
	At and for the year ended December 31,
Colombian Banking GAAP	2013	2012	2011
	(in percentages, unless otherwise indicated)
Profitability ratios:
Net interest margin (1)	6.2	6.5	6.5
ROAA (2)	1.9	2.0	2.3
ROAE (3)	17.1	17.7	20.3
Efficiency ratio:

Operating expenses before depreciation and amortization / total operating income before net provisions	50.4	51.3	52.7
Capital ratios:

Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.8	11.4	11.7
Tangible equity ratio (4)	8.9	9.3	9.2
Credit quality data:

Non-performing loans as a percentage of total loans (5)	1.8	1.6	1.6
Delinquency ratio loans past due more than 30 days	2.4	2.3	2.2

“C,” “D” and “E” loans as a percentage of total loans	3.5	3.3	3.2

Allowance for loans as a percentage of non-performing loans	179.3	194.3	200.6

Allowance for loans as a percentage of past due loans	133.3	139.2	150.0

Allowance for loans as a percentage of “C,” “D” and “E” loans	90.4	95.6	103.8

Allowance for loans as a percentage of total loans	3.2	3.2	3.3

	Grupo Aval
	At and for the year ended December 31,
Colombian Banking GAAP	2013	2012	2011
	(in percentages, unless otherwise indicated)
Operational data (in units):
Number of customers of the banks (6)	11,661,279	10,345,695	9,596,694
Number of employees	66,865	59,406	54,463
Number of branches (7)	1,721	1,545	1,491
Number of ATMs (7)	5,179	4,328	3,835

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.
(2)	For the years ended December 31, ROAA is calculated as income before non-controlling interest divided by average assets (the sum of total assets at December 31 of the fiscal year and total assets at December 31 of the previous fiscal year, divided by two).
If average assets were calculated using monthly consolidated information, rather than the average at the beginning and end of an annual period, our ROAA would be: 1.9%, 2.1% and 2.3% for the periods ended December 31, 2013, 2012 and 2011, respectively.
(3)	For the years ended December 31, ROAE is calculated as net income divided by average shareholders’ equity (shareholders’ equity at the end of the period plus shareholder’ equity at the end of the prior period, divided by two).
If average shareholders’ equity were calculated using monthly consolidated information, rather than the average at the beginning and end of such period, our ROAE would be as follows: 17.3%, 17.8% and 23.8% for the periods ended December 31, 2013, 2012 and 2011, respectively.
(4)	Tangible equity ratio is calculated as shareholders’ equity plus non-controlling interest minus goodwill, divided by total assets minus goodwill.
(5)	Non-performing loans, include microcredit loans that are past due more than 30 days, mortgage and consumer loans that are past due more than 60 days and commercial loans that are past due more than 90 days. Each category includes financial leases.
(6)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries and BAC Credomatic are counted separately for each banking subsidiary.
(7)	Reflects aggregated number of branches or ATMs of our banking subsidiaries and BAC Credomatic, as applicable, located throughout Colombia and Central America.

Average balance sheet

For the years ended December 31, 2013, 2012 and 2011, the following table presents:

•	average balances calculated using actual month-end balances for our assets and liabilities (based on non-consolidated monthly amounts for a 13-month period and the last day of the prior year, adjusted for consolidation by the addition or subtraction of, as applicable, average balances for the three respective semi-annual periods);

•	interest income earned on assets and interest paid on liabilities; and

•	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

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
	(in Ps billions, except percentages)
Assets
Interest-earning assets
Interbank and overnight funds
Domestic
Peso-denominated	1,347.8	110.9	8.2%	1,451.4	167.9	11.6%	1,081.9	115.7	10.7%
Foreign currency-denominated	661.3	48.8	7.4%	839.0	10.6	1.3%	745.0	6.8	0.9%
Total domestic	2,009.2	159.7	7.9%	2,290.4	178.6	7.8%	1,827.0	122.5	6.7%
Foreign	770.5	30.5	4.0%	801.8	28.3	3.5%	1,033.8	23.0	2.2%
Total	2,779.7	190.1	6.8%	3,092.3	206.8	6.7%	2,860.8	145.5	5.1%
Investment securities (1)
Domestic
Peso-denominated	19,343.8	1,077.0	5.6%	16,559.8	1,145.6	6.9%	15,709.1	878.6	5.6%
Foreign currency-denominated	2,310.9	62.0	2.7%	3,101.4	87.4	2.8%	1,926.9	98.4	5.1%
Total domestic	21,654.7	1,139.0	5.3%	19,661.2	1,233.0	6.3%	17,636.0	977.0	5.5%
Foreign	3,319.9	167.9	5.1%	1,802.1	66.0	3.7%	1,333.4	52.8	4.0%
Total	24,974.6	1,306.9	5.2%	21,463.3	1,299.0	6.1%	18,969.4	1,029.8	5.4%
Loans and financial leases (2)
Domestic
Peso-denominated	63,179.1	7,310.5	11.6%	56,742.4	7,052.0	12.4%	47,784.5	5,510.5	11.5%
Foreign currency-denominated	6,433.3	184.0	2.9%	4,850.8	170.2	3.5%	4,198.1	125.9	3.0%
Total domestic	69,612.5	7,494.4	10.8%	61,593.2	7,222.2	11.7%	51,982.6	5,636.4	10.8%
Foreign	14,337.7	1,791.9	12.5%	11,465.8	1,476.9	12.9%	9,961.3	1,339.2	13.4%
Total	83,950.2	9,286.3	11.1%	73,059.0	8,699.2	11.9%	61,943.8	6,975.5	11.3%
Total interest-earning assets
Domestic
Peso-denominated	83,870.7	8,498.3	10.1%	74,753.6	8,365.6	11.2%	64,575.5	6,504.7	10.1%
Foreign currency-denominated	9,405.6	294.8	3.1%	8,791.2	268.2	3.1%	6,870.0	231.1	3.4%
Total domestic	93,276.3	8,793.1	9.4%	83,544.8	8,633.8	10.3%	71,445.5	6,735.9	9.4%
Foreign	18,428.1	1,990.3	10.8%	14,069.7	1,571.2	11.2%	12,328.4	1,415.0	11.5%
Total interest-earning assets	111,704.4	10,783.4	9.7%	97,614.5	10,205.0	10.5%	83,773.9	8,150.8	9.7%
Non-interest-earning assets
Cash and due from banks
Domestic
Peso-denominated	5,955.2	–	–	3,821.4	–	–	4,805.7	–	–
Foreign currency-denominated	1,088.0	–	–	1,265.9	–	–	488.2	–	–
Total domestic	7,043.2	–	–	5,087.3	–	–	5,293.9	–	–
Foreign	3,649.9	–	–	2,931.1	–	–	2,438.1	–	–
Total	10,693.1	–	–	8,018.4	–	–	7,732.1	–	–
Allowance for loan and financial lease losses
Domestic
Peso-denominated	(2,492.4)	–	–	(2,192.4)	–	–	(2,005.6)	–	–
Foreign currency-denominated	(26.8)	–	–	(16.6)	–	–	(11.5)	–	–
Total domestic	(2,519.2)	–	–	(2,209.0)	–	–	(2,017.1)	–	–
Foreign	(265.2)	–	–	(199.9)	–	–	(108.7)	–	–
Total	(2,784.4)	–	–	(2,408.9)	–	–	(2,125.9)	–	–

	Average balance sheet and income from interest-earning assets for the years ended December 31,
	2013			2012			2011
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Non-performing past due loans (3)
Domestic
Peso-denominated	1,226.3	–	–	991.3	–	–	1,258.5	–	–
Foreign currency-denominated	5.9	–	–	4.3	–	–	9.8	–	–
Total domestic	1,232.2	–	–	995.6	–	–	1,268.3	–	–
Foreign	243.8	–	–	236.6	–	–	260.1	–	–
Total	1,476.0	–	–	1,232.2	–	–	1,528.4	–	–
Bankers’ acceptances, spot transactions and derivatives
Domestic
Peso-denominated	139.7	–	–	3,997.6	–	–	828.7	–	–
Foreign currency-denominated	234.6	–	–	(3,626.6)	–	–	(415.5)	–	–
Total domestic	374.3	–	–	370.9	–	–	413.2	–	–
Foreign	15.8	–	–	14.6	–	–	16.5	–	–
Total	390.1	–	–	385.5	–	–	429.7	–	–
Accounts receivable, net
Domestic
Peso-denominated	2,001.2	–	–	1,488.1	–	–	1,678.6	–	–
Foreign currency-denominated	237.7	–	–	66.9	–	–	78.6	–	–
Total domestic	2,238.9	–	–	1,555.0	–	–	1,757.2	–	–
Foreign	326.1	–	–	259.1	–	–	335.4	–	–
Total	2,565.0	–	–	1,814.0	–	–	2,092.6	–	–
Foreclosed assets, net
Domestic
Peso-denominated	63.5	–	–	57.6	–	–	61.4	–	–
Foreign currency-denominated	–	–	–	–	–	–	–	–	–
Total domestic	63.5	–	–	57.6	–	–	61.4	–	–
Foreign	22.5	–	–	25.2	–	–	37.1	–	–
Total	86.0	–	–	82.8	–	–	98.5	–	–
Property, plant and equipment, net
Domestic
Peso-denominated	1,873.4	–	–	1,816.2	–	–	1,625.6	–	–
Foreign currency-denominated	72.2	–	–	35.6	–	–	43.2	–	–
Total domestic	1,945.6	–	–	1,851.8	–	–	1,668.9	–	–
Foreign	333.8	–	–	298.7	–	–	307.6	–	–
Total	2,279.4	–	–	2,150.5	–	–	1,976.5	–	–
Other assets net
Domestic
Peso-denominated	7,632.6	–	–	6,730.8	–	–	4,802.9	–	–
Foreign currency-denominated	81.4	–	–	362.3	–	–	35.5	–	–
Total domestic	7,714.0	–	–	7,093.2	–	–	4,838.4	–	–
Foreign	2,371.5	–	–	2,227.7	–	–	2,231.8	–	–
Total	10,085.5	–	–	9,320.8	–	–	7,070.2	–	–
Total non-interest-earning assets
Domestic
Peso-denominated	16,399.4	–	–	16,710.6	–	–	13,055.7	–	–
Foreign currency-denominated	1,693.1	–	–	(1,908.3)	–	–	228.3	–	–
Total domestic	18,092.6	–	–	14,802.4	–	–	13,284.1	–	–
Foreign	6,698.1	–	–	5,793.1	–	–	5,518.0	–	–

	Average balance sheet and income from interest-earning assets for the years ended December 31,
	2013			2012			2011
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Total non-interest-earning assets	24,790.7	–	–	20,595.4	–	–	18,802.1	–	–

Total interest and non-interest-earning assets
Domestic
Peso-denominated	100,270.2	8,498.3	8.5%	91,464.2	8,365.6	9.1%	77,631.2	6,504.7	8.4%
Foreign currency-denominated	11,098.7	294.8	2.7%	6,883.0	268.2	3.9%	7,098.3	231.1	3.3%
Total domestic	111,368.9	8,793.1	7.9%	98,347.2	8,633.8	8.8%	84,729.6	6,735.9	7.9%
Foreign	25,126.3	1,990.3	7.9%	19,862.8	1,571.2	7.9%	17,846.4	1,415.0	7.9%
Total assets	136,495.1	10,783.4	7.9%	118,210.0	10,205.0	8.6%	102,576.0	8,150.8	7.9%

	Average balance sheet and income from interest–bearing liabilities for years ended December 31,
	2013			2012			2011
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Liabilities and shareholders’ equity
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	3,766.3	111.9	3.0%	2,737.3	123.8	4.5%	1,747.9	52.4	3.0%
Foreign currency-denominated	267.6	0.7	0.3%	868.9	5.2	0.6%	163.1	0.4	0.3%
Total domestic	4,033.9	112.6	2.8%	3,606.2	129.0	3.6%	1,911.0	52.8	2.8%
Foreign	4,837.6	35.4	0.7%	4,305.6	30.2	0.7%	4,223.0	29.6	0.7%
Total	8,871.6	148.0	1.7%	7,911.8	159.2	2.0%	6,134.0	82.4	1.3%
Savings deposits
Domestic
Peso-denominated	33,975.5	1,054.0	3.1%	26,489.8	1,059.3	4.0%	25,105.9	774.9	3.1%
Foreign currency-denominated	359.2	2.5	0.7%	470.5	3.4	0.7%	301.1	1.7	0.6%
Total domestic	34,334.8	1,056.5	3.1%	26,960.3	1,062.8	3.9%	25,407.1	776.6	3.1%
Foreign	2,983.8	36.6	1.2%	2,463.4	31.3	1.3%	2,212.6	31.5	1.4%
Total	37,318.6	1,093.0	2.9%	29,423.8	1,094.0	3.7%	27,619.7	808.1	2.9%
Time deposits
Domestic
Peso-denominated	19,270.3	1,009.0	5.2%	17,718.2	1,108.1	6.3%	13,430.0	643.6	4.8%
Foreign currency-denominated	3,956.1	74.0	1.9%	3,495.3	73.4	2.1%	2,744.3	60.6	2.2%
Total domestic	23,226.4	1,083.0	4.7%	21,213.5	1,181.5	5.6%	16,174.4	704.2	4.4%
Foreign	5,845.6	300.8	5.1%	4,628.7	214.5	4.6%	4,079.5	164.9	4.0%
Total	29,072.1	1,383.8	4.8%	25,842.3	1,396.1	5.4%	20,253.9	869.1	4.3%
Interbank borrowings and overnight funds (4)
Domestic
Peso-denominated	5,263.0	146.1	2.8%	4,878.1	219.5	4.5%	3,907.1	134.4	3.4%
Foreign currency-denominated	254.3	10.8	4.3%	302.9	2.9	1.0%	254.8	5.5	2.1%
Total domestic	5,517.2	157.0	2.8%	5,181.0	222.4	4.3%	4,161.8	139.9	3.4%
Foreign	71.2	3.8	5.4%	88.7	5.9	6.7%	117.8	7.1	6.0%
Total	5,588.4	160.8	2.9%	5,269.7	228.3	4.3%	4,279.6	146.9	3.4%

	Average balance sheet and income from interest–bearing liabilities for years ended December 31,
	2013			2012			2011
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Borrowings from banks and others (5)
Domestic
Peso-denominated	4,129.0	227.7	5.5%	3,899.2	298.0	7.6%	4,477.2	297.1	6.6%
Foreign currency-denominated	2,346.6	30.6	1.3%	2,864.9	53.9	1.9%	4,181.9	55.4	1.3%
Total domestic	6,475.6	258.3	4.0%	6,764.1	351.9	5.2%	8,659.2	352.4	4.1%
Foreign	3,900.3	137.3	3.5%	3,201.0	121.5	3.8%	2,358.2	83.4	3.5%
Total	10,376.0	395.6	3.8%	9,965.1	473.4	4.8%	11,017.4	435.8	4.0%
Bonds
Domestic
Peso-denominated	5,709.0	343.7	6.0%	5,403.1	393.7	7.3%	5,185.0	318.9	6.2%
Foreign currency-denominated	4,837.3	245.6	5.1%	2,550.1	129.5	5.1%	89.7	2.0	2.2%
Total domestic	10,546.3	589.3	5.6%	7,953.2	523.2	6.6%	5,274.6	320.9	6.1%
Foreign	466.7	31.9	6.8%	316.6	20.5	6.5%	295.4	18.7	6.3%
Total	11,013.0	621.1	5.6%	8,269.8	543.7	6.6%	5,570.0	339.6	6.1%
Total interest-bearing liabilities
Domestic
Peso-denominated	72,113.1	2,892.5	4.0%	61,125.7	3,202.3	5.2%	53,853.2	2,221.2	4.1%
Foreign currency-denominated	12,021.2	364.1	3.0%	10,552.7	268.4	2.5%	7,734.9	125.6	1.6%
Total domestic	84,134.3	3,256.6	3.9%	71,678.4	3,470.7	4.8%	61,588.1	2,346.8	3.8%
Foreign	18,105.3	545.8	3.0%	15,004.0	423.9	2.8%	13,286.5	335.1	2.5%
Total	102,239.6	3,802.4	3.7%	86,682.4	3,894.7	4.5%	74,874.6	2,681.9	3.6%

Total non-interest-bearing liabilities and shareholders’ equity	34,255.5	–	–	31,527.6	–	–	27,701.4	–	–

Total liabilities and shareholders’ equity	136,495.1	3,802.4	2.8%	118,210.0	3,894.7	3.3%	102,576.0	2,681.9	2.6%

(1)	Includes available for sale securities, in which yields are based on historical cost balances.

(2)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(3)	Loans past due more than 90 days for commercial loans, more than 60 days for consumer loans, more than 30 days for microcredit loans, more than 60 days for mortgages, more than 90 days for commercial financial leases and more than 60 days for consumer financial leases.

(4)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

(5)	Reflects loans made by other financial institutions including development banks and international correspondent banks.

Changes in net interest income and expenses – volume and rate analysis

The following tables allocate by currency of denomination, changes in our net interest income to changes in average volume, changes in nominal rates and the net change caused by changes in both average volume and nominal rates for the year ended December 31, 2013 compared to the year ended December 31, 2012, and the year ended December 31, 2012 compared to the year ended December 31, 2011. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume.

	2013 – 2012 Increase (decrease) due to changes in			2012 – 2011 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions)
Interest-earning assets
Interbank and overnight funds
Domestic
Peso-denominated	(8.5)	(48.5)	(57.0)	42.8	9.5	52.2
Foreign currency-denominated	(13.1)	51.3	38.1	1.2	2.6	3.8
Total domestic	(21.6)	2.7	(18.9)	43.9	12.1	56.0
Investment securities
Domestic
Peso-denominated	155.0	(223.6)	(68.6)	58.8	208.2	267.0
Foreign currency-denominated	(21.2)	(4.2)	(25.4)	33.1	(44.1)	(11.0)
Total domestic	133.8	(227.8)	(94.0)	92.0	164.1	256.0
Loans and financial leases (1)
Domestic
Peso-denominated	744.8	(486.4)	258.4	1,113.3	428.3	1,541.6
Foreign currency-denominated	45.3	(31.5)	13.8	22.9	21.4	44.3
Total domestic	790.1	(517.9)	272.2	1,136.2	449.6	1,585.8
Total interest-earning assets
Domestic
Peso-denominated	891.3	(758.5)	132.8	1,214.9	645.9	1,860.8
Foreign currency-denominated	10.9	15.6	26.5	57.2	(20.1)	37.1
Total domestic	902.2	(742.9)	159.3	1,272.1	625.8	1,897.9
Foreign	–	–	419.1	–	–	156.2
Total interest-earning assets	1,333.1	(754.7)	578.4	1,480.8	573.3	2,054.1

	2013 – 2012 Increase (decrease) due to changes in			2012 – 2011 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions)
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	30.6	(42.4)	(11.8)	44.7	26.6	71.4
Foreign currency-denominated	(1.5)	(3.0)	(4.6)	4.3	0.6	4.8
Total domestic	29.1	(45.5)	(16.4)	49.0	27.2	76.2
Savings deposits
Domestic
Peso-denominated	232.2	(237.6)	(5.4)	55.3	229.1	284.5
Foreign currency-denominated	(0.8)	(0.1)	(0.9)	1.2	0.5	1.7
Total domestic	231.4	(237.7)	(6.3)	56.6	229.6	286.2
Time deposits
Domestic
Peso-denominated	81.3	(180.4)	(99.1)	268.2	196.3	464.5
Foreign currency-denominated	8.6	(8.1)	0.6	15.8	(3.0)	12.8
Total domestic	89.9	(188.4)	(98.5)	284.0	193.3	477.3
Interbank borrowings and overnight funds
Domestic
Peso-denominated	10.7	(84.0)	(73.3)	43.7	41.4	85.1
Foreign currency-denominated	(2.1)	10.0	7.9	0.5	(3.0)	(2.6)
Total domestic	8.6	(74.0)	(65.4)	44.1	38.4	82.5
Borrowings from banks and others
Domestic
Peso-denominated	12.7	(82.9)	(70.2)	(44.2)	45.1	0.9
Foreign currency-denominated	(6.8)	(16.6)	(23.3)	(24.8)	23.4	(1.4)
Total domestic	5.9	(99.5)	(93.5)	(69.0)	68.4	(0.5)

	2013 – 2012 Increase (decrease) due to changes in			2012 – 2011 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions)
Long-term debt (bonds)
Domestic
Peso-denominated	18.4	(68.3)	(49.9)	15.9	58.9	74.8
Foreign currency-denominated	116.1	(0.1)	116.0	125.0	2.5	127.5
Total domestic	134.5	(68.4)	66.1	140.9	61.4	202.3
Total interest-bearing liabilities
Domestic
Peso-denominated	385.8	(695.7)	(309.8)	383.7	597.4	981.1
Foreign currency-denominated	113.6	(17.9)	95.7	121.9	20.9	142.8
Total domestic	499.4	(713.6)	(214.1)	505.6	618.3	1,123.9
Foreign	–	–	121.9	–	–	88.8
Total interest-bearing liabilities	583.7	(675.9)	(92.3)	556.7	656.0	1,212.7

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the years ended December 31, 2013, 2012 and 2011.

	For the year ended December 31,
	2013	2012	2011
	(in Ps billions, except percentages)
Interbank and overnight funds
Domestic
Peso-denominated	1,347.8	1,451.4	1,081.9
Foreign currency-denominated	661.3	839.0	745.0
Total Domestic	2,009.2	2,290.4	1,827.0
Foreign	770.5	801.8	1,033.8
Total	2,779.7	3,092.3	2,860.8
Investment securities
Domestic
Peso-denominated	19,343.8	16,559.8	15,709.1
Foreign currency-denominated	2,310.9	3,101.4	1,926.9
Total Domestic	21,654.7	19,661.2	17,636.0
Foreign	3,319.9	1,802.1	1,333.4
Total	24,974.6	21,463.3	18,969.4
Loans and financial leases (1)
Domestic
Peso-denominated	63,179.1	56,742.4	47,784.5
Foreign currency-denominated	6,433.3	4,850.8	4,198.1
Total Domestic	69,612.5	61,593.2	51,982.6
Foreign	14,337.7	11,465.8	9,961.3
Total	83,950.2	73,059.0	61,943.8
Other interest-earning assets
Domestic
Peso-denominated	–	–	–
Foreign currency-denominated	–	–	–
Total Domestic	–	–	–
Foreign	–	–	–
Total	–	–	–
Total average interest-earning assets
Domestic
Peso-denominated	83,870.7	74,753.6	64,575.5
Foreign currency-denominated	9,405.6	8,791.2	6,870.0
Total Domestic	93,276.3	83,544.8	71,445.5
Foreign	18,428.1	14,069.7	12,328.4
Total	111,704.4	97,614.5	83,773.9

	For the year ended December 31,
	2013	2012	2011
	(in Ps billions, except percentages)
Net interest earned (2)
Domestic
Peso-denominated	5,605.9	5,163.3	4,283.5
Foreign currency-denominated	(69.4)	(0.2)	105.5
Total Domestic	5,536.5	5,163.0	4,389.1
Foreign	1,444.5	1,147.3	1,079.8
Total	6,981.0	6,310.3	5,468.9
Average yield on interest-earning assets
Domestic
Peso-denominated	10.1%	11.2%	10.1%
Foreign currency-denominated	3.1%	3.1%	3.4%
Total Domestic	9.4%	10.3%	9.4%
Foreign	10.8%	11.2%	11.5%
Total	9.7%	10.5%	9.7%
Net interest margin (3)
Domestic
Peso-denominated	6.7%	6.9%	6.6%
Foreign currency-denominated	(0.7)%	–	1.5%
Total Domestic	5.9%	6.2%	6.1%
Foreign	7.8%	8.2%	8.8%
Total	6.2%	6.5%	6.5%
Interest spread on loans and financial leases (4)
Domestic
Peso-denominated	7.6%	7.2%	7.4%
Foreign currency-denominated	(0.2)%	1.0%	1.4%
Total Domestic	6.9%	6.9%	7.0%
Foreign	9.5%	10.1%	10.9%
Total	7.3%	7.4%	7.7%
Interest spread on total interest-earning assets (5)
Domestic
Peso-denominated	6.1%	6.0%	5.9%
Foreign currency-denominated	0.1%	0.5%	1.7%
Total Domestic	5.6%	5.5%	5.6%
Foreign	7.8%	8.3%	9.0%
Total	5.9%	6.0%	6.1%

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(2)	Net interest earned is calculated as interest income less interest paid and includes accrued interest, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on trading securities portfolio.

(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, determined based on monthly ending balances during the applicable period.

(4)	Interest spread on loans and financial leases is calculated as the difference between the average yield on interest-earning loans and financial leases and the average rate paid on interest-bearing liabilities.

(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

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

	At December 31,
	2013	2012	2011
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian Government (1)	13,525.5	10,930.9	9,778.8
Securities issued or secured by the Colombian Central Bank	–	–	–
Securities issued or secured by other Colombian government entities	2,650.8	2,408.4	2,484.2
Securities issued or secured by other financial entities (2)	555.2	387.1	644.1
Other securities (3)	265.9	442.7	484.4
Total peso-denominated	16,997.4	14,169.0	13,391.6
Foreign currency-denominated
Securities issued or secured by the Colombian Government (1)	718.5	537.4	664.2
Securities issued or secured by other Colombian government entities	252.6	221.7	150.3
Securities issued by foreign governments	1,327.7	1,069.9	951.4
Securities issued or secured by other financial entities (2)	3,085.5	2,425.9	974.2
Other securities (3)	1,190.3	1,290.1	184.2
Total foreign currency-denominated	6,574.7	5,545.0	2,924.2

Total debt securities, net	23,572.1	19,714.0	16,315.8

Equity securities, net	3,726.5	3,581.8	2,659.4

Total investment securities, net	27,298.6	23,295.8	18,975.2

(1)	Includes Colombian Government-issued treasuries (Títulos de Tesorería), or “TESs.”

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At December 31, 2013, 2012 and 2011, we held securities issued by foreign governments and in the principal amounts, as follows.

At December 31,	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)
2013
	Brazil	23.3	12,090
	Costa Rica	450.5	233,788
	Mexico	24.0	12,464
	Panama	141.0	73,161
	United States of America	40.9	21,223
	El Salvador	115.4	59,893
	Chile	–	–
	Guatemala	291.8	151,418
	Barbados	4.3	2,246
	Nicaragua	1.9	991
	Perú	19.8	10,257
	Honduras	214.9	111,553
	Total 2013	1,327.8	689,085

2012
	Brazil	20.4	11,525
	Costa Rica	572.2	323,600
	Mexico	9.4	5,307
	Panama	204.4	115,613
	United States of America	14.7	8,334
	El Salvador	47.8	27,046
	Chile	9.6	5,439
	Guatemala	61.7	34,897
	Nicaragua	1.8	1,024
	Honduras	127.9	72,305
	Total 2012	1,069.9	605,090

2011
	Brazil	17.5	9,022
	Costa Rica	338.0	174,001
	Mexico	23.6	12,164
	Panama	71.5	36,802
	United States of America	16.1	8,286
	El Salvador	23.2	11,921
	Chile	3.1	1,614
	Guatemala	150.3	77,373
	Nicaragua	31.9	16,406
	Honduras	276.2	142,148
	Total 2011	951.4	489,738

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit, financial leases and mortgage loans for the periods indicated.

	At December 31,
	2013	2012	2011
	(in Ps billions)
Domestic
Commercial
General purpose loans (1)	35,442.9	29,971.2	25,969.1
Loans funded by development banks	1,658.4	1,661.9	1,871.4
Working capital loans	8,773.8	9,149.6	8,562.4
Credit cards	315.3	242.6	183.5
Overdrafts	152.9	194.9	185.3
Total commercial	46,343.3	41,220.2	36,771.7

Consumer
Credit cards	2,983.3	2,289.7	1,735.3
Personal loans	15,357.2	14,202.8	11,822.2
Automobile and vehicle loans	2,133.2	1,935.3	1,706.8
Overdrafts	44.9	53.6	53.2
Loans funded by development banks	0.2	0.2	0.2
General purpose loans	151.6	157.9	160.0
Working capital loans	–	1.4	–
Total consumer	20,670.5	18,640.8	15,477.7

Microcredit	341.9	290.9	284.2
Mortgages	1,879.9	1,073.3	834.6
Financial leases	6,624.1	6,223.9	4,917.8
Total domestic	75,859.7	67,449.2	58,285.9

Foreign
Commercial
General purpose loans (1)	4,090.0	2,285.6	2,168.9
Loans funded by development banks	–	–	–
Working capital loans	4,227.5	1,959.3	1,549.4
Credit cards	–	–	–
Overdrafts	194.8	49.1	55.5
Total commercial	8,512.3	4,294.0	3,773.8

Consumer
Credit cards	3,814.6	3,066.8	2,714.5
Personal loans	2,165.9	757.3	675.0
Automobile and vehicle loans	1,123.9	892.8	856.9
Overdrafts	26.4	22.4	11.7
Loans funded by development banks	–	–	–
General purpose loans	–	–	–
Working capital loans	–	–	–
Total consumer	7,130.8	4,739.4	4,258.2

Microcredit	–	–	–
Mortgages	4,640.2	3,275.0	3,383.8
Financial leases	370.8	271.8	246.0
Total foreign	20,654.2	12,580.2	11,661.8

Total portfolio	96,513.8	80,029.4	69,947.7
Allowance for loan portfolio	(3,073.0)	(2,545.6)	(2,306.5)
Total portfolio, net	93,440.8	77,483.8	67,641.2

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

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

	At December 31,
	2013	%	2012	%	2011	%
	(in Ps billions, except percentages)
Agricultural	2,817.2	2.9	2,050.6	2.6	1,835.2	2.6
Mining products and oil	2,198.4	2.3	1,747.2	2.2	2,861.2	4.1
Food, beverage and tobacco	4,239.4	4.4	2,755.3	3.4	2,055.9	2.9
Chemical production	3,872.3	4.0	3,744.1	4.7	1,673.7	2.4
Other industrial and manufacturing products	3,424.4	3.5	3,173.6	4.0	4,501.1	6.4
Government	2,669.8	2.8	2,332.0	2.9	2,234.1	3.2
Construction	7,072.2	7.3	5,885.8	7.4	4,519.1	6.5
Trade and tourism	1,198.9	1.2	992.5	1.2	840.4	1.2
Transportation and communications	5,509.7	5.7	5,271.4	6.6	3,906.1	5.6
Public services	3,194.4	3.3	3,016.5	3.8	3,362.6	4.8
Consumer services(1)	37,144.1	38.5	27,804.3	34.7	22,908.8	32.8
Commercial services(2)	20,366.6	21.1	20,024.3	25.0	17,814.4	25.5
Other	2,806.3	2.9	1,231.7	1.5	1,435.2	2.1
Total loan portfolio	96,513.8	100.0	80,029.4	100.0	69,947.7	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.
(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect at the relevant dates.

	Loan portfolio by type of loan
	At December 31,
Domestic	2013	2012	2011
	(in Ps billions)
Commercial loans	46,343.3	41,220.2	36,771.7
Consumer loans	20,670.5	18,640.8	15,477.7
Microcredit loans	341.9	290.9	284.2
Mortgages	1,879.9	1,073.3	834.6
Financial leases	6,624.1	6,223.9	4,917.8
Total domestic loan portfolio	75,859.7	67,449.2	58,285.9
Allowance for loans and financial lease losses	(2,653.0)	(2,332.8)	(2,093.0)
Total domestic loan portfolio, net	73,206.7	65,116.3	56,192.9

	Loan portfolio by type of loan
	At December 31,
Foreign	2013	2012	2011
	(in Ps billions)
Commercial loans	8,512.3	4,294.0	3,773.8
Consumer loans	7,130.8	4,739.4	4,258.2
Microcredit loans	–	–	–
Mortgages	4,640.2	3,275.0	3,383.8
Financial leases	370.8	271.8	246.0
Total foreign loan portfolio	20,654.2	12,580.2	11,661.8
Allowance for loans and financial lease losses	(420.1)	(212.7)	(213.5)
Total foreign loan portfolio, net	20,234.1	12,367.5	11,448.3
Total loan portfolio, net	93,440.8	77,483.8	67,641.2

Risk categories

The following tables use the Superintendency of Finance minimum risk classifications for loans and financial leases as they were in force on or prior to December 31, 2013. For those periods, management assigns loans and financial leases to these classifications on the basis of models developed by management and reviewed by the Superintendency of Finance. These models incorporate both subjective and objective criteria.

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

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following table presents the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
Domestic	2013	%	2012	%	2011	%
	(in Ps billions, except percentages)
“A” Normal risk	71,502.4	94.3	63,505.4	94.2	54,599.9	93.7
“B” Acceptable risk, above normal	1,916.3	2.5	1,834.6	2.7	1,867.8	3.2
“C” Appreciable risk	990.7	1.3	863.3	1.3	700.9	1.2
“D” Significant risk	931.4	1.2	837.9	1.2	710.7	1.2
“E” Risk of non-recoverability	518.9	0.7	408.0	0.6	406.6	0.7
Total domestic loan portfolio	75,859.7	100.0	67,449.2	100.0	58,285.9	100.0
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio	3.2	–	3.1	–	3.1	–

	At December 31,
Foreign	2013	%	2012	%	2011	%
	(in Ps billions, except percentages)
“A” Normal risk	18,963.7	91.8	11,753.7	93.4	11,051.4	94.8
“B” Acceptable risk, above normal	733.4	3.6	272.4	2.2	222.1	1.9
“C” Appreciable risk	712.6	3.5	430.6	3.4	219.5	1.9
“D” Significant risk	125.1	0.6	75.5	0.6	83.4	0.7
“E” Risk of non-recoverability	119.3	0.6	47.9	0.4	85.4	0.7
Total foreign loan portfolio	20,654.2	100.0	12,580.2	100.0	11,661.8	100.0
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio	4.6	–	4.4	–	3.2	–
Total loan portfolio	96,513.8	100.0	80,029.4	100.0	69,947.7	100.0

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

	At December 31,
	2013	%	2012	%	2011	%
	(in Ps billions, except percentages)
Domestic
Performing past due loans: (1)
Commercial loans past due from 31 to 90 days	125.7	7.1	128.1	8.4	85.7	7.1
Consumer loans past due from 31 to 60 days	234.7	13.3	233.0	15.3	143.4	11.9
Microcredit loans past due up to 30 days	0.3	–	0.4	–	0.6	–
Mortgage loans past due from 31 to 60 days	20.3	1.2	18.5	1.2	22.8	1.9
Financial leases past due from 31 to 60/90 days (2)	58.1	3.3	63.0	4.1	72.5	6.0
Total domestic performing past due loan portfolio	439.1	24.9	443.0	29.0	324.9	27.0

Non-performing past due loans:
Commercial loans past due more than 90 days	500.0	28.3	410.9	26.9	347.7	28.8
Consumer loans past due more than 60 days	641.8	36.4	511.2	33.5	398.0	33.0
Microcredit loans past due more than 30 days	32.2	1.8	32.2	2.1	12.6	1.0
Mortgage loans past due more than 60 days	41.0	2.3	45.2	3.0	46.8	3.9
Financial leases past due more than 60/90 days	110.6	6.3	85.2	5.6	75.4	6.3
Total domestic non-performing past due loan portfolio	1,325.6	75.1	1,084.6	71.0	880.5	73.0

Total domestic past due loan portfolio	1,764.7	100.0	1,527.5	100.0	1,205.5	100.0

Total non-performing past due loan portfolio	1,325.6	–	1,084.6	–	880.5	–
Foreclosed assets	189.9	–	190.9	–	161.8	–
Other accounts receivable more than 180 days past due	40.0	–	33.2	–	31.8	–
Total domestic non-performing assets	1,555.5	–	1,308.7	–	1,074.1	–

Allowance for loan and financial lease losses	2,653.0	–	2,332.8	–	2,093.0	–
Allowance for estimated losses on foreclosed assets	128.2	–	120.9	–	113.6	–
Allowance for accounts receivable and accrued interest losses	84.4	–	77.2	–	57.2	–

Loans and financial leases at least 31 days past due as a percentage of total loans	2.3%	–	2.3%	–	2.1%	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	150.3%	–	152.7%	–	173.6%	–

	At December 31,
	2013	%	2012	%	2011	%
	(in Ps billions, except percentages)
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	108.7%	–	110.6%	–	114.1%	–
Percentage of performing loans and financial leases to total loans and financial leases	98.3%	–	98.4%	–	98.5%	–

Foreign
Performing past due loans: (1)
Commercial loans past due from 31 days to 90 days	47.9	8.9	22.6	7.5	14.4	4.3
Consumer loans past due loans from 31 days to 60 days	102.8	19.0	51.4	17.1	46.4	14.0
Microcredit loans past due up to 30 days	–	–	–	–	–	–
Mortgage loans past due from 31 days to 60 days	–	–	–	–	–	–
Financial leases past due from 31 days to 60/90 days (2)	1.4	0.3	0.8	0.3	1.5	0.5
Total foreign performing past due loan portfolio	152.1	28.1	74.9	24.9	62.4	18.8

Non-performing past due loans:
Commercial loans past due more than 90 days	44.0	8.2	51.3	17.1	80.0	24.1
Consumer loans past due more than 60 days	174.8	32.4	93.9	31.2	86.9	26.2
Microcredit loans past due more than 30 days	–	–	–	–	–	–
Mortgage loans past due more than 60 days	168.6	31.2	80.2	26.6	100.1	30.2
Financial leases past due more than 60/90 days	0.8	0.1	0.6	0.2	2.3	0.7
Total foreign non-performing past due loan portfolio	388.2	71.9	225.9	75.1	269.4	81.2

Total foreign past due loan portfolio	540.3	100.0	300.8	100.0	331.8	100.0

Total non-performing past due loan portfolio	388.2	–	225.9	–	269.4	–
Foreclosed assets	88.1	–	43.2	–	61.8	–
Other accounts receivable more than 180 days past due	–	–	–	–	–	–
Total foreign non-performing assets	476.3	–	269.1	–	331.2	–

Allowance for loan and financial lease losses	420.1	–	212.7	–	213.5	–
Allowance for estimated losses on foreclosed assets	40.5	–	21.2	–	29.5	–
Allowance for accounts receivable and accrued interest losses	–	–	–	–	–	–
Loans and financial leases at least 31 days past due as a percentage of total loans	2.6%	–	2.4%	–	2.8%	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	77.8%	–	70.7%	–	64.3%	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	43.9%	–	38.4%	–	55.0%	–
Percentage of performing loans and financial leases to total loans and financial leases	98.1%	–	98.2%	–	97.2%	–

(1)	Performing past due loans are loans upon which interest has not been received for the periods indicated; however, we continue to recognize income. Once interest is unpaid on accrual loans for greater than the amount of days specified in the respective line item above, the loan is classified as non-performing.
(2)	Includes commercial and consumer financial leases.

The following table presents the breakdown of our non-performing past due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and foreign loans at the periods indicated.

	At December 31,
	2013	2012	2011
	(in Ps billions)
Domestic
Non-performing past due loans:
Commercial loans past due more than 90 days	500.0	410.2	347.7
Consumer loans past due more than 60 days	641.8	511.2	398.0
Microcredit loans past due more than 30 days	32.2	32.2	12.6
Mortgage loans past due more than 60 days	41.0	45.2	46.8
Financial leases past due more than 60 days	110.6	85.2	75.4
Total domestic non-performing past due loan portfolio	1,325.6	1,083.9	880.5

	At December 31,
	2013	2012	2011
	(in Ps billions)
Foreign
Non-performing past due loans:
Commercial loans past due more than 90 days	44.0	51.9	80.0
Consumer loans past due more than 60 days	174.8	93.9	86.9
Microcredit loans past due more than 30 days	–	–	–
Mortgage loans past due more than 60 days	168.6	80.2	100.1
Financial leases past due more than 60/90 days	0.8	0.6	2.3
Total foreign non-performing past due loan portfolio	388.2	226.5	269.4
Total domestic and foreign non-performing past due loan portfolio	1,713.8	1,310.5	1,149.9

The following table presents our past due loan portfolio by type of loan.

	At December 31,
	2013	%	2012	%	2011	%
	(in Ps billions, except percentages)

Commercial
General purpose loans	494.5	21.5	442.9	24.2	384.3	25.0
Loans funded by development banks	42.4	1.8	41.2	2.3	31.1	2.0
Working capital loans	141.3	6.1	64.5	3.5	48.4	3.2
Credit cards	22.3	1.0	15.4	0.8	12.6	0.8
Overdrafts	17.2	0.7	48.9	2.7	51.5	3.3
Total commercial	717.6	31.1	612.9	33.5	527.9	34.3

Consumer
Credit cards	353.9	15.4	243.1	13.3	202.2	13.2
Personal loans	657.4	28.5	511.5	28.0	371.3	24.2
Automobile and vehicle loans	131.2	5.7	115.9	6.3	87.1	5.7
Overdrafts	6.2	0.3	12.2	0.7	8.6	0.6
Loans funded by development banks	0.1	–	0.1	–	0.1	–
General purpose loans	5.2	0.2	6.8	0.4	5.5	0.4
Working capital loans	–	–	–	–	–	–
Total consumer	1,154.0	50.1	889.4	48.6	674.7	43.9

Microcredit	32.5	1.4	32.6	1.8	13.2	0.9
Mortgages	229.9	10.0	143.9	7.9	169.7	11.0
Financial leases	170.9	7.4	149.5	8.2	151.8	9.9
Total past due loan portfolio	2,305.0	100.0	1,828.3	100.0	1,537.3	100.0

The following table presents information with respect to our secured and unsecured loan portfolios at least 31 days past due.

	At December 31,
	2013	%	2012	%	2011	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	214.8	0.2	197.5	0.3	143.9	0.2
Consumer	137.8	0.1	114.0	0.1	83.7	0.1
Microcredit	21.1	–	21.0	0.0	7.7	–
Mortgages	186.6	0.2	124.3	0.2	143.6	0.2
Financial leases	141.2	0.2	114.7	0.1	115.9	0.2
Total 31 to 360 days	701.5	0.8	571.5	0.7	494.8	0.7

	At December 31,
	2013	%	2012	%	2011	%
	(in Ps billions, except percentages)
Total loans past due more than 360 days	155.6	0.2	115.9	0.1	135.4	0.2
Total current	30,399.6	32.5	25,754.3	33.2	22,374.1	33.1
Total secured loan portfolio	31,256.7	33.5	26,441.7	34.1	23,004.3	34.0

Unsecured (1)
Past due 31 to 360 days
Commercial	277.9	0.3	198.4	0.3	187.8	0.3
Consumer	951.9	1.0	712.3	0.9	529.1	0.8
Microcredit	9.6	–	10.6	–	4.5	–
Mortgages	–	–	–	–	–	–
Financial leases	–	–	–	–	–	–
Total 31 to 360 days	1,239.4	1.3	921.2	1.2	721.3	1.1
Total loans past due more than 360 days	208.5	0.2	219.7	0.3	185.8	0.3
Total current	63,809.2	68.3	52,446.7	67.7	46.036.4	68.1
Total unsecured loan portfolio	65,257.1	69.8	53,587.6	69.2	46,943.5	69.4
Total loan portfolio, gross	96,513.8	103.3	80,029.4	103.3	69,947.7	103.4
Allowances	(3,073.0)	(3.3)	(2,545.6)	(3.3)	(2,306.5)	(3.4)
Total loan portfolio, net	93,440.8	100.0	77,483.8	100.0	67,641.2	100.0

(1)	Includes loans with personal guarantees.

Non-performing loans, performing loans, and performing troubled debt restructured loans

Performing troubled debt restructured loans

The following table presents a summary of our troubled debt restructured loan portfolio, classified into domestic and foreign loans, accounted for on a performing basis in accordance with the criteria of the Superintendency of Finance in effect at the end of each period.

	At December 31,
	2013	2012	2011
	(in Ps billions)
Domestic	903.2	919.3	613.3
Foreign	243.3	134.4	122.0
Total performing troubled debt restructured loan portfolio(1)	1,146.5	1,053.7	735.2

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Allowance for loan and financial lease losses

The following tables present the changes in the allowance for loan and financial lease losses during the periods indicated.

	Year ended December 31,
	2013	2012	2011
	(in Ps billions)
Domestic
Balance at beginning of period	2,332.8	2,093.0	1,977.6
Increase in allowance through business combinations	–	11.6	1.7
Allowance for financial leasing reclassification	–	–	0.1

	Year ended December 31,
	2013	2012	2011
	(in Ps billions)
Provisions for loan losses	2,544.8	2,092.9	1,794.8
Charge-offs	(755.1)	(586.4)	(511.6)
Effect of difference in exchange rate	1.5	(1.2)	(0.8)
Reclassification – securitization	(0.3)	(1.0)	(9.7)
Reversals of provisions	(1,470.8)	(1,276.1)	(1,159.0)
Balance at end of year (domestic)	2,653.0	2,332.8	2,093.0

	Year ended December 31,
	2013	2012	2011
	(in Ps billions)
Foreign
Balance at beginning of period	212.7	213.5	206.3
Increase in allowance through business combinations(1)	120.1	–	–
Allowance for financial leasing reclassification	–	–	–
Provisions for loan losses	255.3	170.7	170.5
Charge-offs	(175.1)	(126.7)	(165.1)
Effect of difference in exchange rate	22.7	(20.6)	10.8
Reclassification – securitization	–	–	–
Reversals of provisions	(15.6)	(24.1)	(9.1)
Balance at end of year (foreign)	420.1	212.7	213.5
Balance at end of year total (2)	3,073.0	2,545.6	2,306.5

(1)	In 2013 it reflects the Central American Acquisitions.

(2)	The allowance balance for accrued interest receivable, which is not included in this item, amounted to Ps 84.4 billion, Ps 77.2 billion and Ps 61.2 billion for the years ended December 31, 2013, 2012 and 2011, respectively.

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At December 31,
	2013	2012	2011
	(in Ps billions)
Domestic
Commercial	1,218.9	1,100.6	1,117.3
Consumer	1,154.1	991.2	780.3
Microcredit	24.1	21.6	10.3
Mortgages	24.7	18.9	16.3
Financial leases	209.7	187.7	158.6
General (1)	21.5	12.7	10.2
Total domestic	2,653.0	2,332.8	2,093.0
Foreign
Commercial	136.9	64.4	63.8
Consumer	248.8	133.7	122.3
Microcredit	–	–	–
Mortgages	31.9	12.9	24.7
Financial leases	2.5	1.8	2.7
General (1)	–	–	–
Total foreign	420.1	212.7	213.5
Total allowance for loan and financial lease losses	3,073.0	2,545.6	2,306.5

(1)	Our banking subsidiaries adopted the Commercial Reference Model (July 2007) and the Consumer Reference Model (July 2008) issued by the Superintendency of Finance. Notwithstanding the elimination of the general allowance for loan losses dictated by these models, this did not result in a decrease in the total amount of allowances, as allowances for individual loans increased.

The following table presents the allocation of our allowance for loans and financial lease losses by type of loan.

	At December 31,
	2013	%	2012	%	2011	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	932.4	30.3	840.0	33.0	883.0	38.3
Loans funded by development banks	56.6	1.8	50.4	2.0	54.5	2.4
Working capital loans	196.4	6.4	182.9	7.2	156.9	6.8
Credit cards	23.0	0.7	16.7	0.7	13.7	0.6
Overdrafts	10.6	0.3	10.6	0.4	9.1	0.4
Total commercial	1,218.9	39.7	1,100.6	43.2	1,117.3	48.4
Consumer
Credit cards	193.7	6.3	148.0	5.8	111.6	4.8
Personal loans	844.7	27.5	741.1	29.1	585.4	25.4
Automobile and vehicle loans	100.2	3.3	85.8	3.4	68.3	3.0
Overdrafts	5.1	0.2	5.2	0.2	5.6	0.2
Loans funded by development banks	0.1	–	0.1	–	–	–
General purpose loans	10.3	0.3	11.0	0.4	9.3	0.4
Working capital loans	–	–	0.1	–	–	–
Total consumer	1,154.1	37.6	991.2	38.9	780.3	33.8
Microcredit	24.1	0.8	21.6	0.8	10.3	0.4
Mortgages	24.7	0.8	18.9	0.7	16.3	0.7
Financial leases	209.7	6.8	187.7	7.4	158.6	6.9
General	21.5	0.7	12.7	0.5	10.3	0.4
Total domestic	2,653.0	86.3	2,332.8	91.6	2,093.0	90.7
Foreign
Commercial
General purpose loans	75.8	2.5	47.9	1.9	50.1	2.2
Loans funded by development banks	–	–	–	–	–	–
Working capital loans	56.4	1.8	14.4	0.6	12.7	0.6
Credit cards	–	–	–	–	–	–
Overdrafts	4.7	0.2	2.0	0.1	1.0	–
Total commercial	136.9	4.5	64.4	2.5	63.8	2.8
Consumer
Credit cards	166.0	5.4	117.9	4.6	107.4	4.7
Personal loans	72.0	2.3	8.0	0.3	7.4	0.3
Automobile and vehicle loans	7.5	0.2	3.8	0.1	5.4	0.2
Overdrafts	3.4	0.1	4.0	0.2	2.1	0.1
Loans funded by development banks	–	–	–	–	–	–
General purpose loans	–	–	–	–	–	–
Working capital loans	–	–	–	–	–	–
Total consumer	248.8	8.1	133.7	5.3	122.3	5.3
Microcredit	–	–	–	–	–	–
Mortgages	31.9	1.0	12.9	0.5	24.7	1.1
Financial leases	2.5	0.1	1.8	0.1	2.7	0.1
General	–	–	–	–	–	–
Total foreign	420.1	13.7	212.7	8.4	213.5	9.3
Total allowance for loan and financial lease losses	3,073.0	100.0	2,545.6	100.0	2,306.5	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the years indicated.

	Year ended December 31,
	2013	2012	2011
	(in Ps billions)
Domestic
Commercial and consumer
General purpose loans	93.8	106.4	138.0
Loans funded by development banks	6.5	4.6	5.5
Working capital loans	18.8	5.1	31.1
Credit cards	153.6	108.7	73.0
Personal loans	389.9	283.4	193.5
Automobile and vehicle loans	47.3	36.0	37.5
Overdrafts	6.4	7.6	6.7
Total commercial and consumer	716.3	551.6	485.2
Microcredit	20.0	12.6	11.6
Mortgages and other	0.1	0.4	0.6
Financial leases	18.8	21.7	14.2
Total domestic	755.1	586.4	511.6
Foreign
Commercial and consumer
General purpose loans	0.8	6.3	17.6
Loans funded by development banks	–	–	–
Working capital loans	0.5	2.5	6.2
Credit cards	146.6	97.9	117.4
Personal loans	12.7	6.2	7.4
Automobile and vehicle loans	2.4	1.9	2.8
Overdrafts	7.6	5.0	5.0
Total commercial and consumer	170.7	119.9	156.5
Microcredit	–	–	–
Mortgages and other	4.5	5.5	8.1
Financial leases	(0.1)	1.3	0.5
Total foreign	175.1	126.7	165.1

Total charge-offs	930.2	713.2	676.7

The ratio of charge-offs to average outstanding loans for the periods indicated was as follows.

	Year ended December 31,
	2013	2012	2011
	(in percentages)
Ratio of charge-offs to average outstanding loans	1.1%	1.0%	1.1%

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

	At December 31,
	2013	2012	2011
	(in Ps billions)
Loans
Commercial
Costa Rica	1,412.9	1,081.9	956.0
El Salvador	717.7	540.7	520.4
Guatemala	2,294.5	466.4	337.7
Honduras	1,154.5	910.3	934.6
Nicaragua	956.8	778.3	704.2
Panama	714.1	545.0	350.0
Consumer
Costa Rica	569.4	457.9	423.7
El Salvador	285.8	210.8	174.8
Guatemala	261.4	99.6	79.5
Honduras	211.4	134.1	158.6
Nicaragua	320.1	172.3	138.0
Panama	769.3	597.9	602.3
Financial Leases
Costa Rica	288.9	222.3	195.9
El Salvador	13.3	13.7	16.4
Guatemala	6.4	0.1	9.6
Honduras	1.2	0.7	4.1
Nicaragua	4.6	2.4	3.8
Panama	49.6	32.7	49.4
Mortgages
Costa Rica	1,654.8	1,280.0	1,235.9
El Salvador	510.4	468.1	530.1
Guatemala	686.9	461.3	512.7
Honduras	447.6	436.6	474.1
Nicaragua	211.4	170.2	170.8
Panama	535.8	458.9	493.4
Credit Cards
Costa Rica	1,304.9	990.3	827.9
El Salvador	548.8	427.0	417.7
Guatemala	608.3	440.7	407.1
Honduras	495.3	464.2	388.4
Nicaragua	190.0	208.1	201.2
Panama	516.9	418.9	394.3
Unearned Income
Costa Rica	–	–	–
El Salvador	–	–	–
Guatemala	–	–	–
Honduras	–	–	–
Nicaragua	–	–	–
Panama	–	–	–
Total per country
Costa Rica	5,230.9	4,032.5	3,639.4
El Salvador	2,076.1	1,660.2	1,659.4
Guatemala	3,857.5	1,468.2	1,346.6
Honduras	2,310.1	1,946.0	1,959.8
Nicaragua	1,683.0	1,331.2	1,218.0
Panama	2,585.8	2,053.3	1,889.4

	At December 31,
	2013	2012	2011
	(in Ps billions)
Investments
Australia	0.6	3.9	279.0
Brazil	890.8	498.5	136.9
British Virgin Islands	–	46.9	–
Barbados	4.3	–	–
Canada	9.0	2.2	10.3
Cayman Islands	53.2	383.1	120.9
Chile	345.6	322.9	49.9
Costa Rica	755.1	712.8	372.3
El Salvador	117.9	59.1	23.2
France	1.3	5.3	–
Germany	24.0	10.5	14.2
Guatemala	462.5	218.8	–
Honduras	261.9	374.8	32.6
Ireland	2.0	–	–
Luxembourg	1.2	–	–
Mexico	132.3	116.6	40.6
Netherlands	–	23.2	–
Nicaragua	4.8	11.3	5.5
Panama	333.0	393.8	116.8
Peru	483.2	287.0	46.7
Spain	12.1	5.3	–
United Kingdom	15.7	10.7	13.9
United States of America	749.0	497.3	441.4
BAC San José Liquid Fund (BAC San José Fondo líquido – Riesgo País Mixto)	27.4	5.0	–
Multilateral – Bank Information Center (Centro de información sobre la banca)	–	–	4.0
Inversiones Bursatiles Credom. Riesgo País Mixto	1.9	–	–
Multilateral – Bladex (Foreign Trade Bank of Latin America)	78.8	–	–
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	2.0	3.7	18.3
Multilateral – Central American Bank for Economic Integration	39.2	56.4	46.8
Multilateral – Latin America Reserve Fund (Fondo Latinoamericano de Reservas)	–	–	–
Total investments	4,808.8	4,142.3	1,773.2

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at December 31, 2013, 2012 and 2011.

	At December 31,
	2013	2012	2011
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	4,344.7	3,809.5	2,505.1
Time deposits	23,308.2	21,868.2	18,383.4
Savings deposits	38,536.2	30,976.5	25,441.8
Total	66,189.1	56,654.1	46,330.3

	At December 31,
	2013	2012	2011
	(in Ps billions)
Non-interest-bearing deposits:
Checking accounts	12,907.7	11,011.1	11,450.2
Other deposits (1)	895.4	730.0	866.5
Total	13,803.1	11,741.1	12,316.7
Total domestic deposits	79,992.2	68,395.2	58,647.0

	At December 31,
	2013	2012	2011
	(in Ps billions)
Foreign
Interest-bearing deposits:
Checking accounts	5,983.4	4,440.1	4,662.7
Time deposits	9,431.1	4,996.8	4,247.1
Savings deposits	3,943.4	2,569.5	2,470.2
Total	19,357.8	12,006.4	11,380.0
Non-interest-bearing deposits:
Checking accounts	1,647.9	841.7	799.8
Other deposits (1)	192.5	220.0	180.8
Total	1,840.4	1,061.7	980.6
Total foreign deposits	21,198.2	13,068.1	12,360.6
Total deposits	101,190.4	81,463.3	71,007.6

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At December 31,
	2013	2012	2011
	(in percentages)
ROAA: Return on average assets (1)	1.9	2.0	2.3
ROAE: Return on average shareholders’ equity (2)	17.1	17.7	20.3
Average shareholders’ equity as a percentage of average total assets	6.9	7.3	5.3
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.8	11.4	11.7
Dividend payout ratio (3)	64.7	59.8	61.2

Source: Company calculations based on Grupo Aval data.

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	Dividend payout ratio (dividends declared on both common and preferred shares, divided by net income).

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At December 31,
	2013		2012		2011
	Amount	Nominal rate	Amount	Nominal rate	Amount	Nominal rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	5,123.6	–	5,156.5	–	3,225.1	–
Average during period	5,588.4	2.9%	5,269.7	4.3%	4,279.6	3.4%
Maximum amount of borrowing at any month-end	7,004.7	–	8,323.7	–	5,977.3	–
Interest paid during the period	160.8	–	228.3	–	146.9	–

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ Luis Carlos Sarmiento Gutiérrez
	Name:	Luis Carlos Sarmiento Gutiérrez
	Title:	President

Date: May 2, 2016