Form 20-F
period 2016-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2017-04-28
CIK 1504764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Preferred shares: 7,043,527,332

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

☐ Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso,” “pesos,” or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars. See “Item 3. Key information—A. Selected financial and operating data—Exchange rates” for information regarding exchange rates for the Colombian currency. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of Ps 3,000.71 per U.S.$1.00, which was the representative market rate published on December 31, 2016. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 24, 2017, the representative market rate was Ps 2,868.89 per U.S.$1.00.

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

Financial statements

We are an issuer in Colombia of securities registered with the National Registry of Shares and Issuers, and in this capacity, we are subject to oversight by the Superintendency of Finance. We are not a financial institution in Colombia. We are required to comply with corporate governance and periodic reporting requirements to which all issuers are subject, but we are not supervised or regulated as a financial institution or as a holding company of banking subsidiaries and, thus, are not required to comply with the capital adequacy regulations applicable to banks and other financial institutions. All of our Colombian financial subsidiaries, including Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, and their respective financial subsidiaries, are entities under the direct comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance and, in the case of BAC Credomatic, subject to inspection and surveillance as a financial institution by the relevant regulatory authorities in each country where BAC Credomatic operates.

Our consolidated financial statements at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been audited, as stated in the report appearing therein, by KPMG, and are included in this annual report and referred to as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the audited consolidated financial statements included herein in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Prior to January 1, 2014, our consolidated financial statements were prepared in accordance with the regulations of the Superintendency of Finance applicable to financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks operating in Colombia (which we refer to in this annual report, collectively, as “Colombian Banking GAAP”). We have included certain information prepared under Colombian Banking GAAP at and for the years ended December 31, 2013 and 2012 in “Appendix A. Selected Financial and Statistical Data Prepared under Colombian Banking GAAP” to provide information for prior years. Colombian Banking GAAP is not comparable to IFRS.

On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held and continues to hold a 38.3% equity interest in Corficolombiana, controlled Corficolombiana. The amendment did not involve any modification in the equity interest held by these entities in Corficolombiana. As a result of the amended Corficolombiana Shareholders’ Agreement, Corficolombiana’s results are presented herein as a direct reporting segment of Grupo Aval and are no longer included in the Banco de Bogotá segment. Thus, the financial statements and financial information of Banco de Bogotá included herein for the years ended December 31, 2015 and 2014 have been retrospectively adjusted to reflect these revised segments.

We, and our Colombian subsidiaries, are also required to prepare consolidated financial statements for publication in Colombia under International Financial Reporting Standards as adopted by the Superintendency of Finance in accordance with Decree 1851 of 2013 and 3023 of 2013 as modified by Decrees 2420 and 2496 of 2015 (which we refer to as “Colombian IFRS”). Colombian IFRS differs from IFRS as issued by the International Accounting Standards Board (“IASB”) in certain material respects.

Colombian IFRS is based on IFRS as of December 31, 2014, and certain Colombian regulation. As a result, certain rules subsequently issued by the IASB are not applicable under Colombian IFRS and our financial statements for local purposes differ from our financial statements under IFRS in the following principal aspects:

•	Under Colombian regulations, wealth tax, created by the Colombian congress in 2014 and to be paid by companies during 2015, 2016 and 2017, calculated based on the tax equity method can be recorded against equity reserves. However under IFRS, according to IFRIC 21, wealth tax liabilities must be recorded against the statement of income.

•	Under Colombian IFRS, allowances for loan losses are calculated based on specific rules of the Financial and Accounting Basic Circular (Circular Básica Contable y Financiera) issued by the Superintendency of Finance for the separate financial statements; and according to the criteria set forth in International Accounting Standard (“IAS”) 39 for consolidated financial statements. Under Colombian IFRS, the difference between both methodologies in the consolidated financial statements is recorded in other comprehensive income, whereas under IFRS, allowances for loan losses are calculated according to the criteria set forth in IAS 39 and recorded in the statement of income of each period.

•	Consolidated financial statements prepared under Colombian IFRS classify debt securities into one of two categories: fair value through profit or loss or amortized cost. Entities with non-controlling or non-significant influence in equity securities must record fair value changes in other comprehensive income, in accordance with the guidance set out in IFRS 9. Even though IFRS 9 will only apply in Colombia from January 1, 2018 onward, pursuant to Colombian IFRS, companies may elect to adopt IFRS 9 early.

Non-IFRS financial measures

We have included in this annual report non-IFRS measures such as:

•	Return on average assets, or “ROAA,” and return on average equity, or “ROAE”.

•	Certain constant peso figures as part of the analysis of the results of LB Panamá, which represents our main operation outside Colombia. Constant peso figures are presented to provide information on the actual performance of LB Panamá excluding the effect of the peso devaluation. The statement of financial position figures of LB Panamá are translated at the period-end rate of exchange and statement of income figures are translated at the average exchange rate prevailing during the year.

•	Certain figures and ratios adjusted to exclude one-off events. In particular in the case of Banco de Bogotá, certain figures and ratios have been adjusted to exclude the gain resulting from the loss of control of Corficolombiana which is a one-off event that had no effect on Grupo Aval’s consolidated results. These adjusted figures and ratios are relevant because they provide a more accurate view of the results of the segment’s recurring operations.

These measures should not be construed as an alternative to IFRS measures and should also not be compared to similarly titled measures reported by other companies, which may evaluate such measures differently from how we do. For Non-IFRS measures to IFRS measures, see “Item 3. -Key information—A. Selected financial and operating data—Non-IFRS measures.”

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

Our statement of financial position and statement of income for the periods commencing on January 1, 2014, reflects information prepared under IFRS, while comparative disclosures of our financial and operating performance from our competitors are based on unconsolidated information prepared on the basis of Colombian IFRS reported to the Superintendency of Finance. We and our banking subsidiaries also report unconsolidated financial data to the Superintendency of Finance under Colombian IFRS. Unless otherwise indicated or the context otherwise requires, market share and other data comparing our performance to that of our competitors reflects the unconsolidated results of our banking subsidiaries, Corficolombiana, Porvenir and BAC Credomatic. “Grupo Aval aggregate” data throughout this annual report reflects the sum of the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas) as reported to the Superintendency of Finance under Colombian IFRS, and it is used for purposes of comparing our performance against that of our peer banks. These unconsolidated financial statements under Colombian IFRS do not reflect the consolidation of subsidiaries such as Corficolombiana, Porvenir or LB Panamá, are not intended to reflect the consolidated financial results of Grupo Aval and are not necessarily indicative of the results for any other future interim period. Except where otherwise indicated, financial and market share data pertaining to BAC Credomatic has been prepared in accordance with IFRS, unless otherwise indicated. All information regarding our market share and those of our competitors is presented on an unconsolidated basis under Colombian IFRS is based on publicly available information filed with the Superintendency of Finance. This unconsolidated information does not account for businesses of our banking subsidiaries or those of our competitors that are operated through their respective subsidiaries.

Throughout this document, unless otherwise noted, references to average statement of financial position have been calculated as follows: for 2016, we calculated our average statement of financial position based on balances at December 31, 2016, at September 30, 2016, at June 30, 2016, at March 31, 2016 and at December 31, 2015. For 2015, we calculated our average statement of financial position based on balances at December 31, 2015, at September 30, 2015, at June 30, 2015, at March 31, 2015 and at December 31, 2014. For 2014, we calculated our average statement of financial position based on balances at January 1, 2014 and at December 31, 2014. The average statement of financial position is usually calculated based on more than two periods of information considering that this methodology provides more accurate information. However, in the specific case of 2014, as a result of our first time adoption of IFRS, our average statements of financial position have been calculated based on two periods of information only.

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

4

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in Colombian, Central American, regional and international business and economic, political or other conditions;

•	developments affecting Colombian, Central American and international capital and financial markets;

•	government regulation and tax matters and developments affecting our company and industry;

•	declines in the oil and affiliated services sector in the Colombian and global economies;

•	increases in defaults by our customers;

•	increases in goodwill impairment losses, or other impairments;

•	decreases in deposits, customer loss or revenue loss;

•	increases in provisions for contingent liabilities;

•	our ability to sustain or improve our financial performance;

•	increases in inflation rates, particularly in Colombia and in jurisdictions in which we operate in Central America;

•	the level of penetration of financial products and credit in Colombia and Central America;

•	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;

•	decreases in the spread between investment yields and implied interest rates in annuities;

•	movements in exchange rates;

•	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;

•	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;

•	decreases in the level of capitalization of our subsidiaries;

•	changes in market values of Colombian and Central American securities, particularly Colombian government securities;

•	adverse legal or regulatory disputes or proceedings;

•	successful integration and future performance of acquired businesses or assets;

•	natural disasters and internal security issues affecting countries where we operate;

•	loss of any key member of our senior management; and

•	other risk factors as set forth under “Item 3. Key information—D. Risk factors.”

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

The following financial data of Grupo Aval at December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements prepared in accordance with IFRS that are included in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited annual consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and financial review and prospects” included in this annual report.

Statement of income

IFRS

	Grupo Aval
	For the years ended December 31,
	2016	2016	2015	2014
	(in U.S.$ millions, unless otherwise indicated)(3)	(in Ps billions, except share and per share data)
Interest income	5,847.6	17,547.0	14,075.6	11,421.8
Interest expense	(2,796.8)	(8,392.4)	(5,751.5)	(4,498.7)
Net interest income	3,050.8	9,154.6	8,324.1	6,923.1
Impairment loss on loans and accounts receivable	(1,001.2)	(3,004.2)	(2,127.7)	(1,697.5)
Impairment loss on other assets (1)	(39.3)	(117.9)	(32.2)	(12.0)
Recovery of charged-off assets	96.8	290.4	219.7	189.6
Net impairment loss on financial assets	(943.7)	(2,831.7)	(1,940.2)	(1,519.9)
Net income from commissions and fees	1,419.5	4,259.7	3,662.3	3,037.2
Net trading income	241.5	724.7	245.2	369.9
Other income (2)	928.6	2,786.4	2,542.4	2,269.0
Other expenses	(2,839.3)	(8,519.8)	(7,609.1)	(6,273.5)
Income before income tax expense	1,857.5	5,573.8	5,224.7	4,805.8
Income tax expense	(685.5)	(2,056.9)	(1,879.0)	(1,808.3)
Net Income	1,172.0	3,516.9	3,345.7	2,997.5
Net income attributable to :
Controlling interest	713.1	2,139.9	2,041.4	1,815.0
Non-controlling interest	458.9	1,377.1	1,304.3	1,182.5

Earnings per 1,000 shares (basic and diluted earnings):
Common shares (in pesos)	-	96,039.9	91,619.0	86,853.8
Common shares (in U.S. dollars) (3)	-	32.0	30.5	28.9
Earnings per 1,000 shares (basic and diluted earnings):
Preferred shares (in pesos)	-	96,039.9	91,619.0	86,853.8
Preferred shares (in U.S. dollars) (3)	-	32.0	30.5	28.9
Dividends per 1,000 shares (4):	-
Common and preferred shares (in pesos)	-	88,200.0	58,800.0	61,733.7
Common and preferred shares (in U.S. dollars) (3)	-	29.4	19.6	20.6
	-
Weighted average number of shares:	-
Outstanding common shares in thousands	-	15,262,660.1	15,309,380.7	15,406,634.6
Outstanding preferred shares in thousands	-	7,018,357.0	6,971,636.5	5,490,721.7
Outstanding common and preferred shares in thousands	-	22,281,017.2	22,281,017.2	20,897,356.4

(1)	Includes impairment loss on noncurrent assets held for sale and investments in debt and equity securities.

(2)	Includes net income from financial instruments designated at fair value.

(3)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2016 of Ps 3,000.71 per U.S.$1.00.

(4)	Until 2016, Grupo Aval declared dividends semi-annually in March (from the net income generated in the six-month period between July 1 and December 31 of the previous year) and in September (from the net income generated in the six-month period between January 1 and June 30 of the ongoing year) of each year. Beginning in March 2017, the Company will start to declare dividends on an annual basis (for the twelve-month period between January 1 and December 31 of the previous year). We do not declare dividends on a quarterly basis. Dividends per 1,000 shares figures for 2016 include dividends declared in September, 2016 from the net income generated in the six-month period ended June 30, 2016 and dividends declared in March, 2017 from the net income generated in the six-month period ended December 31, 2016, to be paid in twelve equal installments between April, 2017 and March, 2018.

Statement of financial position

	Grupo Aval
	For the years ended December 31,
	2016	2016	2015	2014
	(in U.S.$ millions, unless otherwise indicated)(1)	(in Ps billions, except share and per share data)
Assets:
Cash and cash equivalents	7,395.9	22,193.0	22,285.0	17,269.8
Financial assets held for trading through profit or losses	1,530.9	4,593.7	5,608.2	5,864.5
Available for sale financial assets	6,129.4	18,392.5	19,684.9	18,758.8
Investments held to maturity	856.6	2,570.5	2,395.3	2,665.8
Other financial assets at fair value through profit or loss	690.7	2,072.7	1,891.7	1,738.6
Loans and receivables, net	50,287.7	150,898.7	141,827.7	114,400.7
Other accounts receivables	1,174.6	3,524.6	3,202.2	2,233.4
Hedging derivatives	42.8	128.5	33.7	64.8
Noncurrent assets held for sale	86.5	259.5	199.5	211.2
Tangible assets	2,186.0	6,559.5	6,514.0	5,886.7
Concession arrangements rights	934.9	2,805.3	2,390.7	1,842.7
Goodwill	2,274.4	6,824.9	7,056.0	5,867.2
Other intangible assets	245.0	735.0	612.9	388.1
Income tax assets	259.6	779.1	1,485.2	440.0
Other assets (2)	578.6	1,736.1	1,492.3	1,209.6
Total assets	74,673.6	224,073.7	216,679.3	178,842.2

Liabilities:
Derivatives instruments held for trading	213.5	640.7	1,143.2	1,183.1
Customer deposits	47,951.0	143,887.1	135,954.6	113,528.5
Interbank borrowings and overnight funds	2,104.7	6,315.7	9,474.9	4,964.4
Borrowings from banks and others	5,967.5	17,906.6	18,750.6	13,685.8
Bonds	6,187.9	18,568.2	16,567.1	14,130.1
Borrowings from development entities	908.4	2,725.7	2,506.6	2,108.5
Hedging derivatives	14.5	43.4	337.7	559.5
Provisions	206.7	620.4	600.2	744.7
Income tax liabilities	550.5	1,651.9	1,892.1	1,691.3
Employee benefits	365.8	1,097.6	1,022.3	975.7
Other liabilities	1,985.3	5,957.2	5,523.5	3,914.7
Total liabilities	66,455.8	199,414.5	193,773.0	157,486.2

Equity
Controlling interest
Subscribed and paid-in capital	7.4	22.3	22.3	22.3
Additional paid-in capital	2,768.5	8,307.5	8,307.8	8,311.9
Retained earnings	2,173.6	6,522.1	5,699.4	4,961.5
Accumulated other comprehensive income	249.8	749.6	538.1	372.3
Equity attributable to controlling interest	5,199.3	15,601.6	14,567.6	13,668.0
Non-controlling interest	3,018.5	9,057.7	8,338.7	7,687.9
Total equity	8,217.8	24,659.2	22,906.3	21,356.0
Total liabilities and equity	74,673.6	224,073.7	216,679.3	178,842.2

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2016 of Ps 3,000.71 per U.S.$1.00.
(2)	Includes investments in associates and joint ventures.

Other financial and operating data

	Grupo Aval
	At and for the years ended December 31,
	2016	2015	2014
	(in percentages, unless otherwise indicated)
Profitability ratios:
Net interest margin (1)	5.4%	5.4%	5.4%
ROAA (2)	1.6%	1.7%	1.8%
ROAE (3)	14.3%	14.6%	15.2%
Efficiency ratio (4):	47.3%	47.6%	46.2%
Capital ratios:
Period-end equity as a percentage of period-end total assets	11.0%	10.6%	11.9%
Tangible equity ratio (5)	7.9%	7.3%	8.7%
Credit quality data:
Charge-offs as a percentage of average gross loans (6)	1.6%	1.3%	1.3%
Delinquency ratio (loans past due more than 30 days / total gross loans) (6)	3.0%	2.7%	2.8%
Non-performing loans / total gross loans (6) (7)	2.0%	1.7%	1.7%
Allowance for loans as a percentage of past due loans more than 30 days	95.0%	98.9%	96.7%
Allowance for loans as a percentage of non-performing loans	143.9%	157.9%	157.0%
Allowance for loans as a percentage of gross loans (6)	2.8%	2.6%	2.7%
Operational data (in units):
Number of customers of the banks (8)	13,883,370	13,678,194	12,950,374
Number of employees	77,050	76,095	74,211
Number of branches (9)	1,789	1,785	1,769
Number of ATMs (9)	5,739	5,623	5,429

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets. Average interest-earning assets for 2016 are calculated as the sum of interest-earning assets at December 31, 2016, at September 30, 2016, at June 30, 2016, at March 31, 2016 and December 31, 2015 divided by five. Average interest-earning assets for 2015 are calculated as the sum of interest-earning assets at December 31, 2015, at September 30, 2015, at June 30, 2015, at March 31, 2015 and December 31, 2014 divided by five. Average interest-earning assets for 2014 are calculated as the sum of interest-earning assets at December 31, 2014 and January 1, 2014 divided by two as there is no quarterly comparable information available for that year. If net interest margin was calculated as net interest income plus net trading income from securities held for trading through profit or loss divided by total average interest-earning assets plus investment securities held for trading through profit or loss it would be 5.6%, 5.4% and 5.5% for the years ended December 31, 2016, 2015 and 2014, respectively.

(2)	For the years ended December 31, 2016, 2015 and 2014, ROAA is calculated as net income divided by average assets. Average assets for 2016 are calculated as the sum of assets at December 31, 2016, at September 30, 2016, at June 30, 2016, at March 31, 2016 and December 31, 2015 divided by five. Average assets for 2015 are calculated as the sum of assets at December 31, 2015, at September 30, 2015, at June 30, 2015, at March 31, 2015 and December 31, 2014 divided by five. Average assets for 2014 are calculated as the sum of assets at December 31, 2014 and January 1, 2014 divided by two as there is no quarterly comparable information available for that year.

(3)	For the years ended December 31, 2016, 2015 and 2014, ROAE is calculated as net income attributable to controlling interest divided by average equity attributable to controlling interest. Average equity attributable to controlling interest for 2016 is calculated as the sum of equity attributable to controlling interest at December 31, 2016, at September 30, 2016, at June 30, 2016, at March 31, 2016 and December 31, 2015 divided by five. Average equity attributable to controlling interest for 2015 is calculated as the sum of equity attributable to controlling interest at December 31, 2015, at September 30, 2015, at June 30, 2015, at March 31, 2015 and December 31, 2014 divided by five. Average equity attributable to controlling interest for 2014 is calculated as the sum of equity attributable to controlling interest at December 31, 2014 and January 1, 2014 divided by two as there is no quarterly comparable information available for that year.

(4)	Efficiency ratio is calculated as personnel expenses plus administrative and other expenses divided by the sum of net interest income, net income from commissions and fees, net trading income and other income excluding other.

(5)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights, Ps 2,805.3 billion in 2016, Ps 2,390.7 billion in 2015 and Ps 1,842.7 billion in 2014). If tangible equity ratio were calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets) tangible equity ratio would be 6.7%, 6.2% and 7.8% for the years ended December 31, 2016, 2015 and 2014, respectively. See “Item 3. Key Information—A. Selected financial and operating data—Non-IFRS measures.”

(6)	Gross loans excludes Interbank and overnight funds

(7)	Non-performing loans are loans with more than 90 days past due.

(8)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries and BAC Credomatic are counted separately for each banking subsidiary.

(9)	Reflects aggregated number of branches or ATMs of our banking subsidiaries and BAC Credomatic, as applicable, located throughout Colombia and Central America.

Non-IFRS measures

The tables in this section and elsewhere in this annual report provide the calculation of certain Non-IFRS measures, which are used by our management to analyze the evolution and results of our company. The Non-IFRS financial measures as determined and measured by us should not be construed as an alternative to IFRS measures and should also not be compared to similarly titled measures reported by other companies. Other companies may calculate and report such measures differently.

ROAA and ROAE

ROAA, which is calculated as net income divided by average assets, provides a measure of return on assets. We believe ROAE, calculated as such, provides a measure of the total return generated from our company and our subsidiaries for shareholders.

The following table sets forth ROAA and ROAE for Grupo Aval for the indicated years.

	Year ended December 31,
	2016	2015	2014
	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	217,495.7	198,184.1	167,350.2
Average equity attributable to controlling interest (2)	14,993.3	14,019.9	11,966.0
Net income	3,516.9	3,345.7	2,997.5
Net income attributable to controlling interest	2,139.9	2,041.4	1,815.0
Net income attributable to non-controlling interest	1,377.1	1,304.3	1,182.5
ROAA(1)	1.6%	1.7%	1.8%
ROAE(2)	14.3%	14.6%	15.2%
Net Income attributable to non-controlling interest divided by net income	39.2%	39.0%	39.4%

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”
(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

The following table sets forth ROAA and ROAE of our subsidiaries for the year ended December 31, 2016.

	Year ended December 31, 2016
	Banco de Bogotá (3)	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
	(in Ps billions, except percentages)
Average assets(1)	136,268.7	35,660.8	20,008.3	12,040.0	19,869.0
Average equity attributable to controlling interest (2)	15,770.7	4,181.8	2,611.0	1,327.9	2,928.6
Net income	2,224.0	628.0	181.1	179.5	671.3
Net income attributable to controlling interest	2,038.1	626.4	179.9	179.4	294.4
Net income attributable to non-controlling interest	185.9	1.6	1.2	0.2	377.0
ROAA(1)	1.6%	1.8%	0.9%	1.5%	3.4%
ROAE(2)	12.9%	15.0%	6.9%	13.5%	10.1%
Net Income attributable to non-controlling interest divided by net income	8.4%	0.3%	0.6%	0.1%	56.2%

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	ROAA, ROAE and Net Income attributable to non-controlling interest divided by net income for Banco de Bogotá are adjusted to exclude the non-recurring effect of Ps 2,208.1 billion associated with the deconsolidation of Corficolombiana at Banco de Bogotá. When included ROAA, ROAE and Net Income attributable to non-controlling interest divided by net income for Banco de Bogotá would be 3.3%, 26.9% and 4.2%, respectively.

Tangible equity ratio

The following table sets forth the tangible equity ratio of Grupo Aval and each of its business segments at December 31, 2016.

		Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana	Grupo Aval consolidated
		(in Ps billions, except percentages)
Total Equity	17,238.2	4,391.2	2,678.9	1,403.1	4,899.6	24,659.2
Total assets	141,430.7	35,568.5	20,731.1	12,466.6	20,504.6	224,073.7
Total Equity / Assets	12.2%	12.3%	12.9%	11.3%	23.9%	11.0%
Intangible assets (1)	6,050.3	169.1	41.7	38.8	371.9	7,560.0
Total Equity – Intangible assets	11,187.9	4,222.0	2,637.3	1,364.3	4,527.8	17,099.2
Total assets – Intangible assets	135,380.4	35,399.4	20,689.5	12,427.9	20,132.8	216,513.7
Tangible equity ratio (2)	8.3%	11.9%	12.7%	11.0%	22.5%	7.9%

(1)	Intangible Assets are: goodwill and other intangible assets (excluding intangible assets related to concession arrangements rights, Ps 2,805.3 for both Grupo Aval and Corficolombiana).

(2)	Tangible equity ratio is calculated as total equity minus intangible assets divided by total assets minus intangible assets.

Exchange rates

The Colombian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of pesos by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Superintendency of Finance calculates the representative market rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including certain of our banking subsidiaries, for the purchase and sale of U.S. dollars. On April 24, 2017, the representative market rate was Ps 2,868.89 per U.S.$1.00, and on December 31, 2016, the representative market rate was Ps 3,000.71 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos/U.S. dollars.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of pesos per U.S. dollar	Low	High
Month:
November 2016	2,984.78	3,187.97
December 2016	2,964.56	3,085.60
January 2017	2,908.53	3,000.71
February 2017	2,851.98	2,921.90
March 2017	2,880.24	3,004.43
April 2017 (through April 24, 2017)	2,837.90	2,885.57

Source: Colombian Central Bank.

The following table presents the average pesos/U.S. dollar representative market rate for each of the five most recent years, calculated by using the average of the exchange rates on the last day of each month during the period, and the representative year-end market rate for each of the five most recent years.

Pesos/U.S.$1.00 representative market rate	Average	Year-end
Period:
2012	1,798.23	1,768.23
2013	1,868.90	1,926.83
2014	2,000.68	2,392.46
2015	2,746.47	3,149.47
2016	3,053.42	3,000.71

Source: Colombian Central Bank.

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

Risks relating to Colombia and other countries in which we operate

Adverse economic and political conditions in Colombia and other countries in which we operate, including variations in the exchange rates or downgrades in credit ratings of sovereign debt securities, may have an adverse effect on our results of operations and financial condition.

Our principal subsidiaries in Colombia are financial institutions (four commercial banks, a pension and severance fund administrator and a merchant bank), and a substantial majority of our operations, properties and customers are located in Colombia. As a consequence, our results of operations and financial condition are materially affected by economic and political conditions in Colombia.

Colombia is subject to economic, political and other uncertainties, including changes in monetary, exchange control and trade policies that could affect the overall business environment in Colombia, which would, in turn, affect our results of operations and financial condition. For example, the Central Bank of Colombia (the “Colombian Central Bank” or “Central Bank”), could sharply raise or lower interest rates, which could negatively affect our net interest income and asset quality and also restrict our growth. Extreme variations in exchange rates could also negatively affect the foreign currency positions of our borrowers. Any of these events could have an adverse effect on our results of operations and financial condition.

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

Downgrades in credit ratings of debt securities issued or guaranteed by governments in countries in which we operate may increase our and our subsidiaries’ cost of funding or limit the ability of borrowing funds from customary sources of capital.

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

Pension funds, such as those managed by Porvenir, are global investors and thus are affected by regional and global economic factors. Lower economic growth of Colombia’s major trading partners or a contagion effect in the region or globally may lead to lower pension fund returns, which may in turn result in decreases in assets under management and impair our business, results of operations or financial condition. In recent years, pension fund returns have been subject to increased volatility in international financial markets. Foreign investments represented 27.0% and 27.8% of Porvenir’s total assets under management at December 31, 2016 and 2015, respectively.

Fluctuations in commodity prices and volatility in exchange rates have in the past led to a deceleration in growth. In particular, the oil industry remains an important determinant of the country’s economic growth. Substantial or extended declines in international oil prices or oil production falls may have an adverse effect on the overall performance of the Colombian economy and could have an adverse impact on the results of operations and financial condition of oil industry companies, which could have an adverse impact on our loans to oil industry companies. Our banking subsidiaries do not maintain a significant overall exposure to oil industry clients and have not been materially impacted by the decrease in international oil prices, however, continuing falling market prices, such as the one experienced during the recent year, pose significant challenges to Colombia’s near-term outlook and may impair the ability of some of the clients of our banking subsidiaries to repay their debt obligations. As of December 31, 2016, our combined exposure to the oil sector is 2.8% of the consolidated loan portfolio (including BAC and excluding contingencies and derivatives) with the principal exposure being to Empresa Colombiana de Petróleos S.A. “Ecopetrol,” (0.8%) and to oil pipelines (1.2%) in which Ecopetrol is the majority shareholder. While the fall in international oil prices will affect Ecopetrol, the Colombian national oil company, we do not expect its credit quality to deteriorate materially. As of December 31, 2016, our exposure to oil service companies and suppliers to the oil sector (0.4% and 0.3%, respectively) is not material. While the credit quality of the companies participating in these sectors has been affected and additional allowances for loan losses will be required, we do not believe that they will materially affect our results. Although the growth of the Colombian economy is expected to gradually recover in the future, there is no guarantee that the past decade´s average growth will be maintained. A low rate of growth of the Colombian economy, a slowdown in the growth of customer demand, an increase in market competition, or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. All of these conditions could lead to a general decrease in demand for borrowings. In addition, the effect on consumer confidence of any actual or perceived deterioration of household incomes in the Colombian or Central American economies may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” and the National Liberation Army (Ejercito de Liberación Nacional), or “ELN”, paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. The Colombian government reached a peace deal with the FARC in November 2016, and began negotiations with ELN in October 2016, which are ongoing. Any breakdown in peace, or renewed or continuing drug-related crime and guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to the recently concluded peace deal with the FARC or current peace negotiations with the ELN, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy, or legislation that could directly impact our business, such as those requiring more flexible credit conditions for, or the employment of, former FARC members.

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

On November 19, 2012, the International Court of Justice placed a sizeable area of the Caribbean Sea within Nicaragua’s exclusive economic zone, which until then had been deemed by Colombia as part of its own exclusive economic zone. A worsening of diplomatic relations between Colombia and Nicaragua involving the disputed waters could result in the Nicaraguan government taking measures, or a reaction among the Nicaraguan public, which would be detrimental to Colombian-owned interests in that country, including those owned by us through BAC Credomatic.

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

Finally, economic conditions in the United States and the region generally may be impacted by the potential renegotiation of the North American Free Trade Agreement (“NAFTA”). This could have an indirect effect on the Colombian economy and the countries in which we operate.

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

Allegations of corruption against the Colombian Government, politicians and private industry could create economic and political uncertainty.

Allegations of corruption against the Colombian Government, politicians and private industry could create economic and political uncertainty should the investigations triggered by these cases reach conclusions or result in further allegations or findings of illicit conduct committed by the accused parties. Furthermore, proven or alleged wrongdoings could have adverse effects on the political stability in Colombia and the Colombian economy. If one of our companies was found to be involved in any way in these activities, these adverse political and economic effects could result in a material adverse effect on our business, including by depressing business volumes and/or negatively affecting our reputation.

As a specific example of the situation described above, on December 21, 2016 the United States Department of Justice announced that Odebrecht S.A. (Odebrecht), a global construction conglomerate based in Brazil, had pled guilty and agreed to pay a monetary penalty to resolve charges with authorities in the United States, Brazil and Switzerland arising out of their schemes to pay approximately $800 million dollars in bribes to government officials in twelve countries around the world, including $11 million dollars in Colombia, where the company confessed to offering bribes in order to obtain infrastructure contracts including a toll road concession “Ruta del Sol Sector 2” awarded to Concesionaria Ruta del Sol S.A.S. (“Concesionaria Ruta del Sol” or “Concessionaire”) in 2009. Episol S.A., or “Episol,” a wholly-owned affiliate of Corficolombiana, is a minority (33%) non-controlling shareholder in the Concessionaire and Odebrecht is the majority controlling and operating shareholder with a participation of 62%. A third shareholder, CSS Constructores S.A., participates with 5%.

As a result of Odebrecht’s plea, Colombia’s Attorney General’s Office (Fiscalía General de la Nación) initiated an investigation that has made findings to date that, among other things, Odebrecht made campaign contributions to both of the contending political parties in the past presidential election, an illegal act under Colombian law. Furthermore, the Fiscalía General de la Nación has determined that Odebrecht effected payments directly from its Brazilian headquarters through its division of structured operations in order to obtain the abovementioned Government concession contract.

The Odebrecht scandal has also prompted additional investigations from other judicial and administrative authorities such as the Superintendency of Industry and Commerce, Superintendency of Corporations and the Superintendency of Transportation.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia and other countries in which we operate could adversely affect our results of operations and financial condition.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and taxes to fund Colombia’s war against terrorism and taxes to fund post-conflict programs related to the peace negotiations with guerrilla forces. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

Until December 31, 2016, in order to avoid double taxation, our Colombian subsidiaries usually distributed dividends from profits that had already been subject to income tax at the corporate level. These dividends were usually not taxable for Grupo Aval in Colombia, and dividends paid by Grupo Aval to its shareholders in Colombia from these sources of income also were usually not taxable, in each case provided that such profits had been taxed at the subsidiary level. However, in December 29, 2016, the Colombian government enacted a new tax reform (Law 1819) eliminating this treatment and introducing other substantial changes to the then current tax legal framework, including, pursuant to certain rules, taxation on dividends distributed to residents and non-residents from profits generated from 2017 onwards, a modified corporate income tax regime, and an increase in the Value Added Tax rate, among others. Law 1819 of 2016, also derogated Article 36-1 of the Colombian Tax Code which established that capital gains obtained in a sale of shares listed on the Colombian Stock Exchange were not subject to income tax in Colombia, provided that the shares sold by the same beneficial owner during each fiscal year did not represent more than 10% of the issued and outstanding shares of the listed company. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Tax Reforms.”

Between 2012 and 2016, the Colombian Congress passed three tax reforms submitted by the Colombian government. The Colombian government may implement new changes in the tax rules applicable to our securities which could have a material adverse effect on our results of operations and financial condition or that may adversely affect our shareholders or holders of ADSs. ADSs do not have the same tax benefits as equity investments in Colombia. Although ADSs represent our preferred shares, they are subject to a different tax regulatory regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular those relating to dividends and profits from sale, may not apply or apply differently in the case of our ADSs.

In addition to the tax reform approved in December 2014, the Colombian Congress enacted Law 1819 on December 29, 2016, introducing substantial changes to the then current tax legal framework, including, pursuant to certain rules, taxation on dividends distributed to residents and non-residents from profits generated from 2017 onwards, a modified corporate income tax regime, and an increase in the Value Added Tax rate, among others.

Colombian tax haven regulations could adversely affect our results of operations and financial condition.

Decree 1966 of 2014, as amended by National Decree 2095 of 2014, put into effect article 260-7 of Colombia’s Tax Code, which regulates applicable rules for tax havens. Accordingly, a number of jurisdictions, including countries in which our banking subsidiaries operate, were either declared tax havens for Colombian tax purposes or temporarily excluded from such list subject to the completion of tax information exchange treaties within a short timeframe.

Article 260-7 of the Colombian Tax Code was recently reformed by Law 1819 of 2016. This reform establishes a new legal framework and provides criteria pursuant to which certain jurisdictions may be classified as non-cooperative jurisdictions with low or no taxation or as jurisdictions with preferential tax regimes. The new legal framework establishes a higher tax-withholding rate on Colombian source payments to those jurisdictions and entities considered part of such a jurisdiction.

As a result, some of our clients with financial products offered by our banking subsidiaries in such jurisdictions may experience, among other effects, an increase in their withholding tax rates, transfer pricing regulation, increased likelihood of being found in violation of tax regulations by the Colombian authorities and elevated information disclosure requirements which could have a negative impact on our business, financial condition and results of operations.

As part of these discussions, Colombia and Panama signed a memorandum of understanding establishing that both countries will negotiate a treaty in order to avoid double taxation. The treaty is expected to include provisions regarding the exchange of information between Colombian and Panamanian tax authorities. In October 2016, Panama ratified to the Convention on Mutual Administrative Assistance in Tax Matters  developed by the OECD as a multilateral instrument of tax cooperation to tackle tax evasion and avoidance. The convention facilitates bilateral agreements for the automatic exchange of information by participating jurisdictions. Failure to execute this treaty or the designation of Panama as a tax haven could have a negative impact on our customer base and on our business, financial condition and results of operations.

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

Risks relating to our businesses and industry

Risks relating to our banking business

A deterioration in asset quality, including the loan portfolios of our bank subsidiaries, may have an adverse effect on our results of operations and financial condition.

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

A substantial number of our banks’ customers are individuals and small and medium sized enterprises, or “SMEs,” and these customers are potentially more susceptible to downturns in the economy than large corporations and high-income individuals. For example, unemployment directly affects the ability of individuals to obtain and repay consumer and residential mortgage loans. Consequently, our banking subsidiaries may experience higher levels of non-performing loans, which could result in increased impairment losses on loan and accounts receivable due to defaults by, or deterioration in the credit profiles of, individual borrowers. Non-performing loans and resulting loan losses may increase materially in the future and adversely affect our results of operations and financial condition.

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

Our banking subsidiaries make loans that are secured by collateral, including real estate and other assets that are generally located in Colombia and the countries where we operate. The value of collateral may significantly fluctuate or decline due to factors beyond the control of our subsidiaries, including, for example, prevailing economic and political conditions in the relevant jurisdiction. At December 31, 2016, 50.6% of total past due loans (including our foreign operations) were secured. An economic slowdown may lead to a downturn in the Colombian or Central American real estate markets, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing these loans or any other collateral securing these loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional impairments to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Our banking subsidiaries also make loans on the basis of guarantees from relatives, affiliates or associated persons of their principal borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, the ability of our banks to enforce such guarantees may be impaired.

In addition, our banking subsidiaries may face difficulties in enforcing their rights as secured creditors against borrowers, collateral or guarantees. In particular, timing delays and procedural problems in realizing against collateral, as well as debtor-protective judicial interpretations of the law, may make it difficult to foreclose on collateral, realize against guarantees or enforce judgments in our favor, which could materially and adversely affect our results of operations and financial condition.

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

Once a non-merchant individual has ceased paying his or her debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an out-of-court agreement with creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. The insolvency law also provides for increased debtor protections, including an automatic stay for a maximum of 90 days. A perception that loans to individuals may be difficult or impossible to recover could cause our banking subsidiaries to enhance credit requirements and result in decreased lending to individuals by making access to credit more expensive or more onerous. In addition, increased difficulties in enforcing debt and other monetary obligations due to Colombian insolvency laws could have an adverse effect on our results of operations and financial condition.

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

Our Colombian banks’ portfolio of securities primarily consists of sovereign bonds, mainly securities issued or guaranteed by the Colombian government. LB Panamá’s securities portfolios primarily consist of securities issued by corporate and sovereign issuers. We are exposed to significant credit, market and liquidity risks associated with sovereign debt. At December 31, 2016 and 2015, debt securities represented 10.1% and 11.3%, respectively, of our consolidated total assets; approximately 51.2% and 55.4%, respectively, of these securities were issued or backed by the Colombian government, and 9.6% and 8.2% of these securities, respectively, were issued or backed by Central American governments during each period. A significant decline in the value of these government securities could materially and adversely affect our debt securities portfolio and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory investments.”

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

Our banks and, to a lesser extent, Corficolombiana, Porvenir and our international banking operations, are exposed to counterparty risks in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us, or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. These risks could materially and adversely affect our results of operations and financial condition.

Our banks are subject to market and operational risks associated with derivatives transactions.

Our banks and, to a lesser extent, Corficolombiana, Porvenir and our international banking operations, enter into derivatives transactions primarily for hedging purposes and, on a limited basis, on behalf of customers. Those transactions subject us to market and operational risks, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to perform its obligations to us).

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

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 72.0% and 69.9% of consolidated total liabilities at December 31, 2016 and 2015, respectively. Because our banking subsidiaries rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate and overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition.

Default by one or more of our largest borrowers could adversely affect our results of operations and financial condition.

The aggregate outstanding loans to our banks’ ten largest borrowers represented 5.1% of our consolidated total loan portfolio at December 31, 2016. Default on loans by one or more of these borrowers may adversely affect our results of operations and financial condition.

In connection with the aforementioned Odebrecht scandal, on February 22, 2017, Colombia’s National Agency of Infrastructure (“ANI”) and Concesionaria Ruta del Sol, entered into an agreement for the termination and liquidation of Concession Contract No. 001 of 2010 regarding the construction of toll road project Ruta del Sol Sector 2. The agreement includes a formula or liquidation based on the parameters of the Public Administration’s General Contracting Statute (Law 80 of 1993), according to which, subject to compliance of certain conditions, the ANI will recognize the investments made and costs incurred by Concesionaria Ruta del Sol in connection with the construction conducted during the last 7 years, net of any payments previously paid by the government to the Concessionaire, toll collections, and other sources of income associated with the project. The excess of investments and costs over payments received will be used first to repay the Concessionaire’s outstanding debt and secondly to return the shareholders’ equity in the project.

As of December 31, 2016, Concesionaria Ruta del Sol had outstanding loans in the amount of Ps 2.4 trillion (approximately U.S.$800 million) of which Ps 1.2 billion (approximately U.S.$400 million) had been granted by our banking subsidiaries. The Concessionaire is one of our ten largest borrowers. We believe that the amounts to be paid by the ANI will be sufficient to allow the full payment of Concesionaria Ruta del Sol’s indebtedness with financial entities, including indebtedness with our banking subsidiaries. However, legal challenges to the agreed upon liquidation formula, of which none have of yet been presented, could adversely affect our results of operations and financial condition.

Electrificadora del Caribe S.A. E.S.P. (“Electricaribe”), a provider of electricity to 2.6 million individual and industrial clients in the northern region of Colombia and a 85% owned subsidiary of Gas Natural Fenosa (Spain), was intervened by the Superintendency of Public Services on November 14, 2016.  Subsequently, on March 14, 2017, the Superintendency determined the liquidation of the company provided that such process included a period of temporary management to ensure uninterrupted electricity services to the company´s clients.

As of December 31, 2016, Electricaribe had outstanding loans and guarantees in the amount of Ps 1.8 trillion (U.S.$612 million) of which Ps 564 billion (U.S.$188 million) had been disbursed or issued by our banking subsidiaries and Corficolombiana. We believe that the liquidation process of Electricaribe will result in the sale of the company’s assets as a going concern entity and therefore eventual buyers of the assets will assume all of

Electricaribe’s financial obligations. However, the liquidation process and the expected value of the assets could differ from our assumption and may adversely affect our results.

Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding.

Our credit ratings and those of our banking subsidiaries are an important component of our and our banking subsidiaries’ ability to obtain funding. Our banking subsidiaries’ ability to compete successfully in the marketplace for deposits depends on various factors, including their financial stability as reflected by their credit ratings. A downgrade in credit ratings may adversely affect perception of their financial stability and ability to raise deposits. On March 9, 2016, Moody’s downgraded Banco de Bogotá’s standalone baseline credit assessment to “Ba1” from “Baa3” and its long-term foreign currency subordinated debt rating to “Ba2” from “Ba1”. As a result of the downgrades on Banco de Bogotá, Moody’s also downgraded Grupo Aval’s Long term local and foreign currency issuer ratings to “Ba2” from “Ba1” and Grupo Aval Limited’s long term foreign currency issuer to “Ba2” from “Ba1”. Such ratings were assigned in consideration of the decrease in Banco de Bogotá’s adjusted capital ratio. On April 28, 2016, Fitch placed certain of our and Banco de Bogotá’s ratings on negative watch for downgrade noting a decrease in Banco de Bogotá’s capital ratios resulting from the depreciation of the Colombian peso in 2015 which boosted its U.S. dollar denominated risk-weighted assets. Fitch also reasoned that the change in our accounting standards to IFRS contributed to a decrease in the bank’s capital ratios. On June 28, 2016, Moody’s removed the negative watch on Banco de Bogotá’s and Grupo Aval’s rating but kept it under review for downgrade. Adverse changes in credit ratings could also increase the cost of funding in the capital markets or borrowing funds for our and our subsidiaries’ operations. In addition, lenders and counterparties in derivatives transactions are sensitive to the risk of a ratings downgrade. Any downgrade in our credit ratings or in any of our banking subsidiaries’ credit ratings could materially and adversely affect our results of operations and financial condition.

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

Central America has been impacted by these regulatory changes regarding banking laws and regulations. In Honduras, the National Commission of Banks and Insurances (NCBI) has enacted a new regulation with respect to capital adequacy, capital conservation buffer and leverage requirements applicable to Honduran financial institutions, which has been effective since January 2017. Such regulation requires, among others, that in a three-year-period financial institutions maintain a capital conservation buffer ratio equivalent to three per cent (3%) above the minimum capital adequacy ratio of 10% or above the minimum capital adequacy ratio define by the NCBI for a financial institution in an individual basis. Financial institutions are also required to maintain a minimum leverage ratio of four per cent (4%). Minimum leverage ratio is calculated by dividing the primary capital (as defined in those regulations) by the sum of the total assets and the unweighted contingent assets (net of impairment, depreciation, and amortization estimates). Financial institutions with a minimum leverage ratio below such limit are required to gradually adjust it within the timeframe stated in the regulation.

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

As part of a legislative effort to narrow the current fiscal deficit the Salvadorian congress enacted Decree No. 161 in 2015, which created an annual special contribution tax applicable to large taxpayers. The special contribution tax is equal to 5% of net income, provided that it exceeds USD $500,000. This new tax took effect on November 13,

2015. The Salvadorian congress also enacted Decree No. 764 in 2014, contemplating certain tax reforms that include the introduction of a new withholding tax of 0.25% or “2.5 per 1000” on financial transactions made by check or wire transfer and on cash transactions made through the Salvadorian financial system in excess of U.S.$5,000 on a single or monthly aggregate basis. Even though Decree No. 764 exempted certain financial transactions, this new withholding tax, which has been effective since September 2014, has had an adverse in the results of our banking, credit card and brokerage operations in El Salvador. An increase in the withholding tax established by Decree No. 764 and further or similar regulation in El Salvador or elsewhere in Central America may adversely impact the result of our subsidiaries in such countries.

On December 8, 2015, the Guatemalan congress passed Decree 7 of 2015, also known as the Credit Cards Law, establishing among others, a limit in the interest rate that may be charged to cardholders.

On March 2016 the Guatemalan Constitutional Court found unconstitutional such decree.  Nevertheless, the regulation of credit cards in other Central American Countries such as Honduras is been currently discussed and there is a draft bill in the congress with the purpose of regulating the interest rate and other conditions related to the issuance of credit cards.

Additionally, there have been relevant changes in Guatemala, regarding rules for collection and information on bank’s customers. First, on May 26, 2016 Decree 28 was passed to modify Article 46 of the Banks and Financial Groups Act which creates certain rules relating the collection process in order to avoid harassment by debt collectors. Such regulation may reduce the current levels of collection. Second, on July 19, 2016, the Guatemalan Congress passed Decree 37 of 2016, which modify articles 63 and 113 of the Banks and Financial Groups Act and includes new articles to the Guatemalan Tax Code regarding bank secrecy. Such change allows the Superintendency of Tax Administration of Guatemala to lift the bank secrecy and require certain customer information to banks, through a judicial procedure in which either the bank nor the customer are parties. In addition, banks will be required to comply in a short period (i.e. 8 days maximum) subject to certain sanctions.

The adoption of new laws or regulations, or changes in the interpretations or enforcement of existing laws or regulations may have an adverse effect on our results of operations and financial condition.

The adoption of new laws or regulations, or changes in the interpretations or enforcements of existing laws or regulations, may have an adverse effect on our results of operations and financial conditions. In the future, we may be subject to supervision as a bank holding company.

The Colombian government presented to the Colombian Congress a bill that sets out the principles for supervising and regulating financial conglomerates (Ley de Conglomerados Financieros). The proposal establishes the criteria for Financial Conglomerates as well as their controlling Financial Holding Companies and provides the Colombian Government and Superintendence of Finance with tools to regulate and supervise financial conglomerates with respect to, capital adequacy, corporate governance standards, financial risk management and internal control framework and criteria for identifying, administering, monitoring and revealing conflicts of interest. The proposal also includes powers enabling the Superintendence to among others: require changes in the structure of the financial conglomerate when the existing structure does not allow sufficient disclosure of information and a comprehensive and consolidated supervision, the ability to conduct on-site visits and withdrawal of operating licenses.

Regulatory actions may result in fines, penalties or restrictions that could materially and adversely affect our businesses and financial performance.

Our Colombian banks, as well as Corficolombiana, Porvenir and our international banking operations, are subject to regulation and supervision by financial authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our subsidiaries’ organization and operations, including, for example, the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by Colombian banks. Failure to comply with applicable regulations could subject our banking subsidiaries to fines or sanctions or even revocation of licenses or permits to operate. In the event that any of these subsidiaries encounters significant financial problems, are in danger of insolvency or become insolvent, or are otherwise deemed to not be viable, the financial authorities would have broad powers to intervene in our management and operations, including suspending or removing management and, in extreme circumstances, putting our banks, Corficolombiana, Porvenir and our international banking operations, into conservatorship or receivership or taking control of our banks, Corficolombiana, Porvenir and our other subsidiaries. Grupo Aval is required, as an issuer of securities in Colombia, to submit information to the Superintendency of Finance and comply with corporate governance requirements; however, we are not regulated as a financial institution or as a bank holding company, and we are not required to comply with capital adequacy regulations applicable to banks and other financial institutions. We may, however, become subject to more stringent regulation in the event that our status as a non-financial entity is not maintained by Colombian authorities in the future.

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

At December 31, 2016, 59.0% of Corficolombiana’s investments were in securities of privately held companies. There are often no readily ascertainable market prices for such securities or for those investments of Corficolombiana in listed companies with low or medium trading volumes. As a result, there may be limited or no marketability for these investments, and they may decline in value while Corficolombiana is seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could actually be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such securities for a period of time. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, it is possible that investments in privately held companies may only be disposed of over a substantial length of time, if at all, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period of time—sales that it had planned to make.

In connection with the aforementioned February 22, 2017 agreement for the termination and liquidation of Concession Contract No. 001 of 2010 regarding the construction of toll road project Ruta del Sol Sector 2, according to the liquidation formula the ANI will recognize the investments made and costs incurred by Concesionaria Ruta del Sol in connection with the construction conducted during the last 7 years, net of any payments previously paid by the government to the Concessionaire, toll collections, and other sources of income associated with the project. The excess of investments and costs over payments received will be destined first to repay the Concessionaire’s outstanding debt and secondly to return the shareholders’ equity in the project.

As of December 31, 2016, Episol’s investment in the Concessionaire amounted to Ps 0.35 trillion (approximately U.S.$118 million). We currently estimate that the amounts to be paid by the ANI will be sufficient to only partially repay the shareholders’ equity investment in the Concessionaire. Thus, as a result of this termination and liquidation agreement, Episol registered an impairment adjustment on its investment in the Concessionaire with effect in its December 31, 2016 results in the amount of Ps 102.3 billion (approximately U.S.$34 million). Corficolombiana registered a similar impairment adjustment on its investment in Episol. Both impairments were reflected in their respective income statements of the second semester of 2016. The effect of these impairments in Aval’s income statement amounted to approximately Ps 45.5 billion (approximately U.S.$15 million).

After the mentioned impairments, as of December 31, 2016, Corficolombiana’s indirect ownership in the Concessionaire, represented 0.1% of Grupo Aval’s total consolidated assets and 1.2% of Corficolombiana’s total consolidated assets.

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

The majority of Corficolombiana’s investment portfolio was concentrated in the energy and gas, infrastructure, agribusiness, hotels division and financial services. Energy and gas and infrastructure account for 81.0% of Corficolombiana’s total investment portfolio. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

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

In 2009, the regulatory system began to shift the management of mandatory pension funds from a single-fund pension system to a multi-funds system, allowing pension funds to be more specifically tailored to the individual needs of customers according to their risk profiles. The Colombian government has for several years now announced that it is considering presenting to the Colombian Congress a bill to amend current pension fund regulation to improve access to coverage, reduce inequality, and consolidate the financial sustainability of the system. As a result of the accession process of the Colombian government to become a member country of The Organization for Economic Co-operation and Development (OECD) further regulation amending the current pension fund regulation may be expected. The future regulation may not provide a favorable business environment and may adversely affect our results of operations and the financial condition of our pension and severance fund management business.

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

Changes in short-term interest rates may affect interest margins quickly and, therefore, net interest income, which is the most important component of our revenue. Increases in interest rates may reduce the volume of loans originated by our banking subsidiaries. Sustained high interest rates may discourage customers from borrowing and may result in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our assets, including the financial assets of our banks, the investments of Corficolombiana and the assets managed by Porvenir. Our banking subsidiaries hold a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. In addition, we may incur costs (which, in turn, will affect our results of operations) if our banking subsidiaries implement strategies to reduce future interest rate exposure. Increases in interest rates may reduce gains or require our banking subsidiaries to record losses on sales of their loans or securities.

High interest rates have historically been common in many countries in Latin America. We have regional exposure to fluctuations in interest rates. If there are significant increases in such rates in any of the countries in which BAC Credomatic operates, our operating margins may be adversely affected and our results of operations may experience significant adverse consequences.

We face exposure to fluctuations in the rate of exchange between local currencies and the U.S. dollar, particularly given the fact that the currencies in countries where we and BAC Credomatic operate have historically experienced significant devaluations and depreciations. Fluctuations in the rate of exchange rate between the value of the Colombian peso or other local currencies where we operate, and the U.S. dollar, may also negatively affect our leverage ratios as measured by regulators or by rating agencies. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates.

We may be adversely affected by fluctuations between the value of the Colombian peso or other local currencies where we operate, and the U.S. dollar as a result of U.S. dollar-denominated indebtedness and as a result of our Central American operations.

We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations of the Colombian Peso, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, and the Colombian peso, and between the U.S. dollar and each of the currencies in our Central American operations, as 36.0% of our average consolidated assets for the year ended December 31, 2016 and 39.1% of our average consolidated liabilities for the year ended December 31, 2016 are foreign currency-denominated.

On a consolidated basis we have U.S.$3.6 billion (Ps 10.8 trillion) of long-term debt denominated in U.S. dollars as of December 31, 2016. Our significant dollar-denominated investments in Central America can affect our business. Fluctuations in the exchange rate between the Colombian peso and the U.S. dollar may affect the value of these debt and investments on our statement of financial position and cause us to recognize gains or losses in our statement of income. Any substantial fluctuation in the U.S. dollar relative to the Colombian peso could affect our results of operations and our ability to meet our future payment obligations and increase or decrease the peso value of our risk-weighted assets and goodwill, thereby affecting capital ratios of our banking subsidiaries.

The exchange rate fluctuation between the Colombian peso and U.S. dollar also affects our results as the functional currency of LB Panama, which consolidates BAC Credomatic, is the U.S. Dollar. See “Item 5. Operating and financial review and prospects—Results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015—Banco de Bogotá Subsidiary Analysis—LB Panamá” for a description of the effect of such fluctuation on LB Panama’s results.

A substantial portion of BAC Credomatic’s earnings, assets and liabilities are in Costa Rican colones, Guatemalan quetzals, Honduran lempiras, Nicaraguan córdobas, Panamanian balboas and U.S. dollars. As a result, our Central American operations are subject to risks relating to foreign currency exchange rate fluctuations between these currencies and pesos. Nevertheless, as described in “Item 4. Information on the Company—B. Business overview—Central American Operations—Foreign exchange rate risk related to BAC Credomatic,” BAC Credomatic maintains a U.S. dollar net asset position, which is intended to hedge at least 60% of its shareholders’ equity against the possible devaluations and depreciations of each of these local currencies.

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

Additionally, on July 7, 2016 the Colombian Congress enacted Law 1793 regarding costs charged to consumers of financial entities as a result of which consumers will be able to use the total balance in their savings accounts and electronic deposits, without having the obligation to preserve a minimum amount of deposits. Moreover, financial entities will not be able to charge financial costs on savings accounts following 60 days of inactivity and will have the obligation to recognize a minimum positive rate return in savings accounts.

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

We and our subsidiaries rely on information systems to operate websites, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. We and our subsidiaries may experience operational problems with their information systems as a result of system failures, viruses, ransomwares, computer “hackers” or other causes. Cyber security risks for financial institutions have significantly increased because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, hacktivists, terrorists and other external parties. As we seek to further develop digital channels, the implementation of technological changes and upgrades to maintain existing systems and integrate new systems could increase our risk of cyber security attacks. Any material disruption or slowdown of our or our subsidiaries’ systems could cause information, including data related to customer requests, to be lost or to be delivered to our customers with delays or errors, which could reduce demand for their services and products and could materially and adversely affect our results of operations and financial condition.

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

In addition, the pace of consolidation in the Colombian and Central American financial services industry has increased, which may also increase competition in the markets where we operate. See “Item 4. Information on the Company—B. Business overview—Competition.”

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

We depend on our senior management and our Board of Directors, and the loss of their services could have an adverse effect on our business.

We are highly dependent on our senior management teams and Board of Directors at both the group and subsidiary levels, all of whom possess considerable experience and expertise and have strong relationships with customers, participants of the Colombian business.

The loss of the services of any of these members of our, or our subsidiaries’, senior management and members of the Board of Directors, could have an adverse effect on our business. Accordingly, our success is dependent on appropriately managing the risks related to executing a succession plan for senior management and members of the Board of Directors on a timely basis.

We are subject to reputational risk, and our reputation also is closely tied to that of our controlling shareholder, our senior management and members of the Board of Directors, and that of our subsidiaries.

Damage to our reputation may limit our ability to attract customers, employees and investors. Harm to our reputation can arise from employee misconduct, legal and regulatory non-compliance, ethical issues, allegations of money laundering, and failing to deliver minimum standards of service and quality, among others. In particular, our success has been attributable, in part, to the high esteem in which our controlling shareholder Mr. Sarmiento Angulo, our president, Mr. Sarmiento Gutiérrez and our and our subsidiaries’ senior management and members of the Board of Directors are held in Colombia. Reputation plays an integral role in our business operations, which are based on customer confidence and trust. If the public image or reputation of any of the foregoing is damaged as a result of negative publicity or otherwise, business relationships with customers of the entire group may deteriorate, which would adversely affect our results of operations and financial condition. Any perceived or real difficulties experienced by any one of our subsidiaries would harm the reputation of Grupo Aval as a whole, which would also have an adverse effect on our results of operations and financial condition.

We are controlled by Mr. Sarmiento Angulo, whose interests could differ from the interests of other preferred shareholders and ADS holders.

Mr. Sarmiento Angulo beneficially owns 96.9% of our common shares outstanding and 43.3% of our preferred shares outstanding, as of April 24, 2017, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.” The preferred shares do not have any voting rights and thus will not affect such control of our group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, as of April 24, 2017, he beneficially owns 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 0.3% of Corficolombiana.

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

We conduct banking businesses outside our historical home market of Colombia primarily through BAC Credomatic. Our Central American operations may involve risks to which we have not previously been exposed. Some of these operations are in countries that may present different or greater risks than those in Colombia. For example, BAC Credomatic has a significant consumer finance business, including credit card operations, in the Central American countries in which it operates. At December 31, 2016, BAC Credomatic’s consumer loan portfolio totaled U.S.$5.9 billion (Ps 17.6 trillion) (including mortgages, vehicles and other personal loans), which represented 41.0% of BAC Credomatic’s total loan portfolio, and U.S$2.6 billion (Ps 7.7 trillion) in credit card loans, which represented 17.8% of BAC Credomatic’s total loan portfolio. We may face delays in payments by customers and higher delinquency rates in these countries, which could necessitate higher impairments for loan losses and, consequently, have a negative effect on our financial performance.

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

The credit card business is an important business segment for BAC Credomatic, representing 17.8% and 17.2% of its total loan portfolio for December 31, 2016 and 2015, respectively. The adoption of new laws and regulations or the revision of the current regulatory regime for credit cards in any of the jurisdictions in which BAC Credomatic operates may have an adverse effect on BAC Credomatic’s results of operations and financial condition.

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

Pursuant to Colombian law, the Colombian Central Bank has the power to intervene in the exchange market in order to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate, acting through a variety of mechanisms, including discretionary ones. During recent years, the Colombian Central Bank has employed a floating exchange rate system with periodic interventions. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. For example, the peso appreciated 4.7% against the U.S. dollar in 2016, depreciated 31.6% in 2015, depreciated 24.2% in 2014, 9.0% in 2013 and appreciated 9.0% in 2012. Unforeseen events in international markets, fluctuations in interest rates, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the Colombian peso, thereby decreasing the U.S. dollar value of the dividends paid to holders of the ADSs.

Restrictions on purchasing our preferred shares may affect the market liquidity of our preferred shares and ADSs.

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real, or “UVRs” (approximately U.S.$5,332.7), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 242.5 (U.S.$0.08) and 66,000 UVRs = Ps 16,001,785.8 at December 31, 2016). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

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

Our banking subsidiaries extended credit disbursed through loans to finance the acquisition of preferred shares in the Preferred Shares Local Offering of which 34 loans representing Ps 131.7 billion (U.S.$43.9 million) were outstanding at December 31, 2016. The final loan will mature in 2021. Depending on the characteristics of the borrower, our banking subsidiaries may have required collateral, which may have included a pledge of the preferred shares that were subject to the financing. Such a pledge would permit our banking subsidiaries through a court procedure to seek the sale of the preferred shares if the borrower defaults. Our banking subsidiaries had, on an aggregate basis, pledges over 58,365,095 preferred shares related to loans made to third parties at December 31, 2016. All the loans are full-recourse loans. Under the terms of the pledges, each borrower is limited from selling the pledged shares until the loan is repaid. Under Colombian law, our banking subsidiaries must seek to sell any repossessed shares as banks are not permitted to hold shares issued by their parent. If changes in general economic conditions or other factors cause these borrowers to default on their loans, our subsidiaries will have to sell our preferred shares into the market, or alternatively, upon repayment of the loans, these borrowers will not be restricted from selling such shares in the market. As a result, the market price of our preferred shares and ADSs may decline.

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

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the NYSE. We currently follow Colombian practices concerning corporate governance and intend to continue to do so. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. For example, Colombian law requires that at least 25% of our board of directors consist of “independent” directors within the meaning of Colombian law, whereas NYSE rules generally require that a majority of a domestic U.S. company’s board consist of “independent” directors within the meaning of NYSE rules. In addition, NYSE rules require non-executive directors of domestic U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Colombian law, and our non-executive directors do not meet formally without management present. See “Item 6. Directors, senior management and employees—C. Board practices—Principal differences between Colombian and U.S. corporate governance practices.”

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

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

Trading in our ADSs on the NYSE or preferred shares on the Colombian Stock Exchange take place in different currencies (U.S. dollars on the NYSE and pesos on the Colombian Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Colombia). The trading prices of our shares on these two markets may differ due to these and other factors. Any decrease in the price of our preferred shares on the Colombian Stock Exchange could cause a decrease in the trading price of our ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the shares available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying preferred shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

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

Judgments of Colombian courts with respect to our preferred shares will be payable only in pesos.

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

Our company

We are Colombia’s largest banking group based on total assets. As of December 31, 2016 we were one of the most profitable among our principal competitors in the Colombian market based on an ROAE and the most profitable in terms of ROAA, based on aggregate figures. We are also the largest banking group in Central America based on total assets as of December 31, 2016. We provide a comprehensive range of financial services and products ranging from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

As of December 31, 2016, 71.0% of our assets originated in Colombia, and 29.0% in Central America. In terms of businesses, 89.8% of our total assets were banking assets, 9.2% were assets from Corficolombiana, and 1.1% were on-balance sheet assets of our Pension Fund Manager, Porvenir. On a consolidated basis, Grupo Aval manages Ps 224.1 trillion of on-balance sheet assets, and Ps 206.4 trillion of off-balance sheet assets (assets under management).

Colombian operations

Our operations in Colombia currently consist of four commercial banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest merchant bank (Corficolombiana) and the largest pension and severance fund manager (Porvenir). Our Red de Grupo Aval (Grupo Aval network) is the largest combined network of ATMs and branches in Colombia and has been a key element of our competitive positioning in the Colombian market. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red de Grupo Aval (Grupo Aval network). On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended shareholders’ Agreement, as a result of which Grupo Aval became the direct controlling entity of Corficolombiana.

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

On a consolidated basis in accordance with IFRS, our ROAA for the years ended December 31, 2016, 2015 and 2014 was 1.6%, 1.7% and 1.8%, respectively; our ROAE for the same periods was 14.3%, 14.6% and 15.2%, respectively; and our efficiency ratio for the same periods was 47.3%, 47.6% and 46.2%, respectively.

The following table show ROAA, ROAE, efficiency ratio and Colombian market share information of us, our Colombian banking subsidiaries and our principal competitors in accordance with Colombian IFRS on an unconsolidated basis.

	At and for the year ended December 31, 2016
	Grupo Aval entities
	Banco de Bogotá (5)	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval Aggregate (1)(5)	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
ROAA(2)	2.6	1.6	1.0	1.5	2.1	2.2	2.2	1.0
ROAE(3)	13.2	13.2	8.4	14.5	12.8	14.0	18.8	13.4
Efficiency ratio (4)	36.5	45.5	65.4	55.4	43.8	47.5	43.0	49.1
Market share in Colombia:
Net income (6)	21.9	5.6	2.2	2.0	31.7	28.6	16.3	5.4
Deposits	14.4	6.1	4.3	2.8	27.6	22.9	13.1	11.8
Gross loans and leases	12.9	6.6	4.1	2.3	25.9	25.8	14.2	9.9
Assets	14.6	6.0	3.7	2.3	26.6	25.1	13.3	9.4
Branches	12.4	3.8	3.9	5.1	25.2	13.8	10.4	8.3
ATMs	11.5	2.2	7.5	3.8	25.0	28.3	11.5	8.8

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

(1)	Ratios and market share data reflect aggregated unconsolidated data of Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas.

(2)	ROAA is calculated as net income divided by the average of month-end total assets.

(3)	ROAE is calculated as net income divided by the average of month-end total equity.

(4)	Efficiency ratio is calculated as personnel expenses plus administration expenses divided by total income. Total income is the sum of net interest income, net fees and other services income and other income (excluding dividends and other).

(5)	ROAA and ROAE for Banco de Bogotá and Grupo Aval Aggregate are adjusted to exclude the non-recurring effect of Ps 2,208.1 billion associated with the deconsolidation of Corficolombiana at Banco de Bogotá. When included ROAA and ROAE for Banco de Bogotá would be 5.4% and 27.3%, respectively, and for Grupo Aval Aggregate 3.6% and 22.2%, respectively.

(6)	Net income market shares calculated excluding the non-recurring effect of Ps 2,208.1 billion associated with the deconsolidation of Corficolombiana at Banco de Bogotá. When included market shares would be 36.7% for Banco de Bogotá, 4.6% for Banco de Occidente, 1.8% for Banco Popular, 1.6% for Banco AV Villas, 44.6% for Grupo Aval Aggregate, 23.2% for Bancolombia, 13.2% for Davivienda and 4.4% for BBVA.

Central American operations

Through our BAC Credomatic operations, we are the largest banking group in Central America based on consolidated assets. We have a leading Central American presence with operations that are complementary to our Colombian businesses and a leading position in the consumer and credit card banking businesses in the region.

We have operations in six Central American countries (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá) and Mexico. We are the leading credit card issuers and merchant-acquiring franchises in Central America and have the only network that processes all major credit card brands in the region. At December 31, 2016, BAC Credomatic’s credit card portfolio totaled U.S$2.6 billion (Ps 7.7 trillion), which represents a 13.2% increase from U.S.$2.3 billion at December 31, 2015 (Ps 6.8 trillion). At December 31, 2016, 78.7% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panamá. The remaining 21.3% was distributed among Honduras, Nicaragua and Mexico. On December 16, 2016, Credomatic de Mexico S.A. de C.V., a subsidiary of BAC International Bank, Inc., entered into an agreement with Banco Invex S.A. for the transfer of its Mexican credit card portfolio, as part of BAC International Bank, Inc.’s strategy to focus its presence in the banking and credit card businesses in the six Central American countries. The transaction is expected to close during the first semester of 2017.

Through a network of 351 branches and 1,930 ATMs at December 31, 2016, BAC Credomatic has more than 3.2 million customers and serves a region with a total population of approximately 46.1 million at December 31, 2016. Our Central American operations represented 29.0% of our assets at December 31, 2016. For the years ended December 31, 2016, December 31, 2015 and December 31, 2014, the efficiency ratio for BAC Credomatic was 54.9%, 54.4% and 53.6%, respectively.

We continue working to improve our performance in Central America and continue to improve BAC Credomatic’s efficiency ratio. The efficiency ratio of our Colombian operations was 43.4% for the year ended December 31, 2016, while the efficiency for our Central American operations was 55.1% for the same period. We also believe we can leverage Grupo Aval’s expertise to increase BAC Credomatic’s share in corporate lending within Central America.

The following table shows the market shares of our Central American operations and that of our principal competitors in Central America.

	At December 31, 2016
	BAC Credomatic(1)	Banco Industrial	Bancolombia Central America	G&T Continental	Scotiabank Central America
	(in percentages)
Central American market share:
Loans and leases, net	9.7	5.5	9.0	3.2	5.0
Assets	8.7	6.4	7.7	3.9	4.2
Deposits	8.3	5.8	7.9	4.0	4.5
Liabilities	8.5	6.6	7.7	4.0	4.3
Total equity	9.9	5.1	8.5	3.2	4.0
Net income	12.6	7.6	5.4	3.9	2.3

Source: Calculated based on data aggregated from the local superintendencies of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá.

(1)	Reflects LB Panamá operations including BAC Credomatic.

Our business strengths

We believe that we have achieved our leading positions in the Colombian and Central American financial services industry through the following competitive strengths.

Strong track record of growth and resilient profitability

We believe that our leading position in the Colombian market, cross-bank synergies, economies of scale, low-cost funding and operating efficiencies have helped us achieve stable profits. The resilience of our returns, both on our unconsolidated and consolidated financial statements results from the diversified loan portfolio provided by our multi-brand banking subsidiaries, a lower and more stable cost of funding structure and solid net provisions. Our consolidated assets have grown at a CAGR of 12.9% from January 1, 2014 to December 31, 2016. During the same period, our total liabilities have grown at a CAGR of 12.8% and our total equity has grown at a CAGR of 13.6%. We have historically accomplished our growth through organic expansion and strategic acquisitions.

Largest banking and financial services operator in most financial sectors in Colombia

We are the largest participant in the Colombian banking market, with market shares of 26.6% of total assets and 25.9% of total loans, at December 31, 2016. As of the same date we also have the largest market share of deposits, 27.6%. Our Red Grupo Aval, which is the largest ATM and banking network in the country and has been a key element of our competitive positioning in the Colombian market. At December 31, 2016, our ATMs and branches represented 25.0% and 25.2% of total ATMs and branches in Colombia, respectively.

Leading banking operations in Central America

BAC Credomatic is the leading financial group in Central America with a record of strong financial performance. Its ROAE was 18.1% for the year ended December 31, 2014, 15.5% for the year ended December 31, 2015 and 15.1% for the year ended December 31, 2016. BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club, and has the only network in the region that processes all major credit card brands. BAC Credomatic’s market share in terms of net loans varies in the different countries as follows, as of December 31, 2016: 13.4% in Costa Rica, 12.8% in El Salvador, 10.1% in Guatemala, 14.3% in Honduras, 25.9% in Nicaragua and 5.4% in Panamá. As a regional player, excluding Panamanian operations, we hold the largest share with 13.2% of the total Central American market.

Diversified and competitive sources of funding

We have access to diverse sources of funding, including deposits and debt securities placed in Colombian and international capital and credit markets, which results in a competitive cost of funding for our operations. At December 31, 2016, our market share of total customer deposits in Colombia was 27.6%, supported by a 39.6% market share in checking accounts and a 28.0% market share in savings accounts. Our consolidated deposits represented 76.0% of our total funding at December 31, 2016 compared to 74.2% at December 31, 2015, which provides us with a stable and cost-effective funding base. Furthermore, the ratio of deposits to net loans, which was 95.4% as of December 31, 2016, 95.9% as of December 31, 2015, and 99.2% as of December 31, 2014, among the best of our peers. We believe that this funding base supports our initiatives to expand our businesses.

Sound risk management

We believe we have asset quality that is superior to that of our principal competitors. In accordance with Colombian IFRS, Grupo Aval’s aggregate ratio of loans past due more than 30 days over total loans was 2.7% at December 31, 2016, the lowest among our principal competitors on an unconsolidated basis, Bancolombia’s ratio was 3.3%, Davivienda’s was 4.0% and BBVA Colombia’s was 3.2%. We have maintained our relative consolidated asset quality, as demonstrated by our ratio of non-performing loans to total loans of 2.0% at December 31, 2016 and our ratio of charge-offs to average outstanding loans of 1.6% at December 31, 2016, in accordance with IFRS. In addition, we believe that our reputation as a banking group that pursues conservative policies has allowed us to consistently retain and attract new customers. Each of our banking subsidiaries has a comprehensive risk management system, which we view as fundamental to their long-term stability and viability, which enables them to identify risks and resolve potential problems on a timely basis. In addition, we have established upward loan reporting processes, and our risk management staff meets on a weekly basis to discuss the loan portfolio, risks, opportunities and developments in the industry.

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

Focus on group-wide best practices

We apply group-wide best practices and corporate policies and procedures to all of our operating subsidiaries. These practices are designed to encourage a consistent approach with respect to effective risk management, efficient use of capital, cost control, brand management, general procurement and integration of information technology. We believe that these practices have helped us achieve economies of scale and synergies to reduce operating and administrative costs. For the year ended December 31, 2016, we had a consolidated efficiency ratio of 47.3%, and our banking subsidiaries had efficiency ratios ranging from 42.9% (Banco de Occidente) to 61.9% (Banco Popular).

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

Continue capitalizing on synergies and improving efficiencies

We are pursuing opportunities to create synergies among Grupo Aval affiliates and at BAC Credomatic and leverage their combined strength. We intend to work with Grupo Aval on group-wide projects, mainly on digital banking and process digitalization, information technology, and procurement of goods and services, which, should allow us to achieve economies of scale by involving all of our subsidiaries under a single umbrella. We believe that these efforts have contributed and will continue to contribute to improve our efficiency.

Expand our services and products offerings and diversify our sources of income

We believe we offer the most comprehensive range of banking services and products in Colombia, and we continually seek to expand these offerings to meet evolving customer needs and enhance our profitability. We believe we can continue to capture additional revenue by (i) improving our market share in profitable segments and products where we have potential to grow organically given our existing market position (such as credit cards and mortgage loans, where we have a market share of 20.1% and 11.3% as of December 31, 2016, respectively); (ii) launching new products (such as digital accounts) to serve new segments (such as the underbanked population); and, (iii) improving our product and service offering through their digitalization. ). In addition, we are also expanding our cross-selling efforts to our over 10.7 million banking clients and our over 11.9 million pension fund clients in Colombia as of December 31, 2016.

Furthermore, we continue to implement initiatives to increase our non-interest income, which consists primarily of net fee income and income from our non-financial operations. For the year ended December 31, 2016, net fee income accounted for 26.2% of our consolidated total income before net impairment losses. We believe we can increase non-interest income in future periods by, for example, expanding our offering of bancassurance products

(i.e., bank-offered third-party insurance products) through our distribution networks and credit card fee income by increasing credit card loan volume across all of our banks. With regards to the income from our non-financial operations, we believe that our equity investments in strategic sectors such as energy and gas, infrastructure and hotels will continue to contribute sustainable income to our bottom line.

We also continue studying initiatives to extend our banking services to under-penetrated segments of the Colombian population that have a low use or that do not currently use banking services by developing low cost products (such as “Cuentas de Ahorro de Trámite Simplificado”, or “CATS”, which are saving accounts with lighter requirements for the account opening process); cost-effective service channels, such as Corresponsales Bancarios and online/mobile banking; and risk management tools.

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

Pursue other selected acquisitions and increase our controlling interests in our subsidiaries

We have a proven track record of identifying, acquiring and integrating interests in companies we believe have strategic value to us. We are interested in expanding our businesses in Colombia and Central America and into other regions. We will continue to seek opportunities to further expand into new geographies and will evaluate potential acquisition targets that would enable us to grow and consolidate our franchise through the services and products we offer and the markets we can access. We actively consider additional strategic investments, alliances and acquisitions, principally in Colombia, Central America and other selected Latin American countries, which may materialize, if we believe they will generate value, complement our strategic goals, be accretive and will not hinder our technical capital position. We may also continue acquiring additional shares to increase our controlling interests in our banking subsidiaries as we have done in 2014, 2015 and 2016. During 2013 we expanded our operations in Central America with the acquisitions of BBVA Panamá (now merged into BAC International Bank, Inc.) and Grupo Reformador (now merged into Banco de América Central S.A. (Guatemala)) and in the Colombian Pension Fund business with the acquisition of AFP Horizonte (merged into Porvenir). During 2016, we expanded Banco Popular’s business with the acquisition of the Colombian credit card loan portfolio and users of Ripley – Compañía de Financiamiento Comercial.

Oversight

As the holding company of the group, we closely monitor the performance of our banks, Corficolombiana, Porvenir and BAC Credomatic. We actively participate in developing each banking subsidiary’s long-term business and strategic plan, and we require each of our banking subsidiaries to present to us a yearly budget and profitability targets. We develop our own independent commercial and profitability targets for each banking subsidiary before discussing and recommending any changes thereto with its management team. In addition, we make recommendations for setting the compensation of management in each of our banking subsidiaries annually, and link incentive compensation to achieving budget goals and other financial and strategic performance targets.

Our banking subsidiaries and Corficolombiana are required to report their financial and commercial performance to us on a regular basis, including monthly detailed information. We monitor the performance of our banks against their respective budgets and the performance of our competitors. This systematic control process is complemented by ad-hoc analyses of key commercial and operational drivers, such as loan growth and the loan portfolio quality of each banking subsidiary relative to the others and our competitors. When a banking subsidiary deviates from its plan or when weaknesses are identified, we meet with the respective bank’s management to discuss remedial measures and a course of action. Similarly, when a banking subsidiary finds itself in a new or unfamiliar situation, such as the mortgage and financial crisis of 1999, we provide guidance. Our senior management and management of the banking subsidiaries meet at least twice a month to discuss strategy, opportunities and current operations.

Our internal control department regularly audits our banks, Corficolombiana, Porvenir and BAC Credomatic, as well as their operating subsidiaries, to provide objective assurance to our management and board of directors regarding the effectiveness of our subsidiaries’ financial reporting and control mechanisms as well as to monitor compliance with our best practices and guidelines. Our internal control department also plays an integral part in our corporate governance. When our internal control department discovers deviations from our best practices and guidelines, we recommend remedial measures and enhance our monitoring of the respective entity.

Strategic focus

From time to time, our banks explore merger and acquisition opportunities and, as part of its equity portfolio management activities, Corficolombiana makes investments in strategic sectors. Through areas such as our vice presidency of finance and our vice presidency of strategy, we provide support to our banking subsidiary management teams in identifying opportunities, negotiating favorable outcomes and implementing acquisitions. We independently assess a prospective target’s strategic fit with the acquiring banking subsidiary and within our group as a whole. In addition, we explore new business initiatives and often recommend new product lines and services to our banks, such as bancassurance, and provide assistance to our banks in evaluating, negotiating and implementing acquisitions such as Banco de Bogotá’s acquisition of Megabanco, Banco de Occidente’s acquisition of Banco Unión, Banco Popular’s acquisition of the credit card loan book and users of Ripley – Compañía de Financiamiento Comercial and the acquisition of AFP Horizonte led by Porvenir. Our acquisitions of BAC Credomatic, BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador (merged into Banco de América Central S.A. (Guatemala) reflect our approach to identifying and pursuing growth opportunities outside of our existing portfolio.

Credit risk management

Although each banking subsidiary is responsible for its credit decisions and risk management, we oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in the industry, risks and opportunities. For potential loan transactions that would result in an aggregated exposure to a single issuer in excess of Ps 20 billion on a consolidated basis at the group level depending on the risk rating, our risk management staff will evaluate the transaction and will often make recommendations with respect to the structure of the loan (such as tenor, guarantees, interest rates, commissions and covenants). We also coordinate loan syndication among our banks to effectively leverage the combined equity of our banks and manage any risk issues. For a discussion of our risk management guidelines, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk management.”

Marketing and Corporate Image

Our centralized marketing strategy pursues two main objectives: to increase the competitiveness of our banks and to strengthen our corporate image. To achieve these objectives, we negotiate with third parties for the provision of certain marketing services and to design and implement advertising and marketing campaigns for certain services and products from our banking subsidiaries in Colombia. We have set up marketing guidelines and pursue communications that increase the exposure of our brands and those of our subsidiaries. Our service efforts are aimed at achieving customer and shareholder satisfaction.

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

Digital Strategy

Each banking subsidiary is responsible for developing its own digital strategy in which they aim to digitalize, their products, channels and processes in order to achieve operational efficiency while creating better and more innovative products and services for their clients. Although each banking subsidiary develops their digital presence aligned with their own business strategy, Grupo Aval works to identify and capture potential synergies between them; and, to identify, and study, potential “white-spaces” not currently covered by our banking subsidiaries.

Our Markets

Colombia

The majority of our operations are located in Colombia, representing 67.4% and 71.1% of our net income attributable to controlling interest and gross loan portfolio, respectively, and in the six countries in Central America, representing 32.6% and 28.9% of our net income attributable to controlling interest and gross loan portfolio, respectively, in each case as of and for the year ended December 31, 2016.

In the last couple of years the Colombian financial system has proven to be resilient despite a difficult macroeconomic scenario. The decline in oil prices that began in 2014 had severe impacts on Colombia. First, as oil represented close to 50% of the exports, the decline in the price of the commodity brought with it a severe current account deficit which peaked at 7.6% in 2015. Second, the currency suffered severely taking the exchange rate from approximately Ps 1,850 per U.S. dollar to more than Ps 3,300 per U.S. dollar in February, 2016. Third, mainly driven by a pass-through effect, but also affected by a severe drought and a truckers’ strike, the inflation of the country increased from a stable 3% level to close to 9% in July 2016. Fourth, the government saw an immediate 20% revenue decline that originated from oil revenues (taxes and dividends paid by Ecopetrol) which implied a deterioration of the fiscal deficit. In order to reduce the fiscal deficit, the government passed a Fiscal Reform in December 2014 (Law 1739), and then corrected it with a “structural” reform in December 2016.To control inflation and inflation expectations, the Central Bank began to implement a contractionary monetary policy taking its intervention rate from 4.50% in 2015 to 7.75% in 2016.

Furthermore, the economy decelerated and grew at only 2.0% in 2016. With the deceleration in the economy, the financial system: (i) adjusted and decelerated loan growth; and (ii) saw some deterioration in credit quality metrics.

Banking penetration still remains low in Colombia, when compared to other countries of the region, such as Brazil and Chile. According to data from the IMF, at December 31, 2015, Colombia’s population and economy were the third and fourth largest in Latin America, respectively. According to DANE, in 2016 Colombia’s population was approximately 48.7 million people and its nominal GDP was Ps 862.7 trillion (U.S.$282.6 billion, using the average exchange rate for 2016). Colombia’s nominal GDP per capita increased from Ps 7.9 million in 2005 (U.S.$3,418 using the average exchange rate for that year) to Ps 17.7 million in 2015 (U.S.$5,797 using the average exchange rate for that year). This increase in nominal GDP per capita has allowed banks to grow at a faster pace than the economy without experiencing severe credit cycles, which suggests that there is still further room for growth.

The 2.0% GDP growth of Colombia for 2016, while low, compares favorably to other Latin American countries such as Argentina, Brazil, Chile and Perú).

Central America

Central America, a region of approximately 45.6 million people, met our expansion criteria in 2010 and is currently serving as a diversifying source of income that stabilizes any potential negative impact derived from a slower growing economy in Colombia. During 2016, Central American GDP growth was double that of Colombia partially as a result the decline in oil prices.

We continue to view this region as having organic and inorganic growth potential, supported by low banking penetration (ratio of domestic private sector credit to GDP of 53.2%) and increasing GDP per capita.

Our history

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

Grupo Aval was created by our chairman, Mr. Sarmiento Angulo, to consolidate his interests in the Colombian financial sector. The milestones in the history of Grupo Aval are the following:

•	Mr. Sarmiento Angulo established a real estate development firm in Bogotá in 1956, and in 1959 founded Organización Luis Carlos Sarmiento Angulo, which developed low- and middle-income housing neighborhoods in Bogotá in the 1960s and 1970s;

•	In 1971, Mr. Sarmiento Angulo acquired a majority stake in Banco de Occidente, and in 1972 founded Corporación de Ahorro y Vivienda Las Villas to focus on low- and middle-income mortgage financing;

•	In 1981, Mr. Sarmiento Angulo purchased a minority stake in Banco de Bogotá, and in 1988 he acquired a majority stake and control, consolidating a major participation in the banking system. Banco de Bogotá acquired a substantial majority of, and absorbed, Banco del Comercio in 1992;

•	In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, and following the creation in 1993 of the private pension fund system in Colombia, expanded the business to include pension fund management in 1994;

•	In 1996, Banco Popular was acquired from the Colombian government through a privatization process;

•	In 1997, Mr. Sarmiento Angulo acquired Corporación de Ahorro y Vivienda Ahorramas which was later merged with Corporación de Ahorro y Vivienda Las Villas in 2000 and became Banco AV Villas in 2002;

•	In 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions to Grupo Aval. The Red de Grupo Aval (Grupo Aval network) was also established in 1998 to provide an integrated service network of branches and ATMs;

•	In 1999, we conducted our initial public equity offering in Colombia and listed our common shares on the Colombian Stock Exchange under the ticker symbol “GRUPOAVAL” raising Ps 62.5 billion (U.S.$35.3 million) in gross proceeds. Grupo Aval’s initial public offering was the first large-scale equity offering of a Colombian company to the general public, which allowed several thousand investors to become our shareholders;

•	Corficolombiana, which was founded in 1959 as an affiliate of Banco de Bogotá, acquired and merged with several merchant banks between 1997 and 1999, including Corfitolima, Corfiprogreso, Corfes, Corfiboyacá, Corfisantander, Corfiandes and Indufinanciera. In 2005, Corfivalle, also a merchant bank merged with Corficolombiana;

•	In 2007, we conducted our second public offering of common shares pursuant to a preemptive rights offering in Colombia, raising Ps 372.0 billion (U.S.$210.4 million) in gross proceeds;

•	In 2010, we acquired BAC Credomatic from GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation;

•	In 2011, we registered our preferred shares with the SEC;

•	In 2011, we concluded our first offering of our preferred shares pursuant to a preemptive rights offering in Colombia, raising Ps 2.1 trillion (U.S.$1.1 billion) in gross proceeds;

•	In February 2012, we completed our first international bond offering, issuing Ps 1,083.6 billion (U.S.$600 million) at the date of the issuance of our 5.25% Senior Notes due 2017;

•	In September 2012, we completed our second international bond offering, issuing Ps 1,795.7 billion (U.S.$1.0 billion) at the date of the issuance of our 4.75% Senior Notes due 2022;

•	On April 18, 2013, we acquired Horizonte and on December 31, 2013, we completed the merger of Horizonte into Porvenir;

•	On December 19, 2013 and December 23, 2013, we expanded our Central America operations with the acquisitions of BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador (merged into Banco de América Central S.A. (Guatemala)), respectively;

•	On January 17, 2014, we completed our third public offering of common shares pursuant to a preemptive rights offering, or the “Common Share Rights Offering,” raising Ps 2.4 trillion (U.S.$1.3 billion); and

•	In September 2014, we completed a SEC-registered initial public offering in the United States. We raised U.S.$1.3 billion in gross proceeds. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “AVAL” on September 23, 2014.

•	On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente, Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held and continues to hold a 38.3% equity interest in Corficolombiana, controlled Corficolombiana.

B.	Business overview

Our operations

We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), our merchant bank (Corficolombiana), a pension and severance fund manager (Porvenir) and our Central American banking group (BAC Credomatic).

Source: Company data at December 31, 2016.

(1)	Since June, 2016 Corficolombiana is consolidated directly by Grupo Aval and not through Banco de Bogotá. Porvenir and BAC Credomatic are subsidiaries of Banco de Bogotá, whose financial data is consolidated into Banco de Bogotá’s results. Ownership percentages shown include direct and indirect participation.

(2)	In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, he beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 0.3% of Corficolombiana, at April 24, 2017.

We believe that each of our banks and Corficolombiana, as well as Porvenir and BAC Credomatic have a strong reputation in the market within their individual sectors. Each of our banks and Corficolombiana are publicly-traded on the Colombian Stock Exchange, and the remaining shares in these companies that are not beneficially owned by Mr. Sarmiento Angulo are held by non-controlling shareholders.

Colombian Banking Operations

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution, and was the most efficient bank in the Colombian banking system in 2016 with an efficiency ratio of 36.5% on an unconsolidated basis as of December 31, 2016, in accordance with Colombian IFRS. As of the same date Banco de Bogotá had a market share of 14.4% of deposits and 12.9% of gross loans. At and for the year ended December 31, 2016, Banco de Bogotá had total assets of Ps 141.4 trillion and net income attributable to controlling interest of Ps 4.2 trillion on a consolidated basis in accordance with IFRS (of which Ps 2.2 trillion correspond to the effect of Corficolombiana’s deconsolidation). Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 709 branches and 1,758 ATMs in Colombia at December 31, 2016. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 16.9% of commercial loans at December 31, 2016. Following its 2006 acquisition of Megabanco, Banco de Bogotá expanded its consumer banking business and now has a market share of 9.2% of consumer loans in Colombia as of December 31, 2016. In 2012, Banco de Bogotá entered the mortgage business and had a market share of 4.9% at December 31, 2016. Banco de Bogotá’s ROAE for the year ended December 31, 2016 on an unconsolidated basis, in accordance with Colombian IFRS, made it one of the most profitable banks in Colombia.

Banco de Occidente is the fifth largest bank in Colombia in loans, with a market share of 6.6% at December 31, 2016. It focuses on corporate customers, state-owned entities and retail customers and has a diversified revenue stream. For the year ended December 31, 2016, on a consolidated basis its loan portfolio was distributed as follows: approximately 33.1% in consumer and auto lending; approximately 50.5% in corporate and public sector lending; and approximately 16.4% in SMEs. Banco de Occidente had market shares of 8.0% of commercial loans and 6.3% of consumer loans at December 31, 2016.

Banco Popular is the eighth largest bank in Colombia in loans with a market share of 4.1% at December 31, 2016. Banco Popular operates primarily in the consumer and public sector businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to pensioners and public sector employees. Banco Popular achieved better returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which has resulted in consumer loans with a substantially lower-risk profile for consumer loans (consumer past-due loans of 3.0% compared to a banking system average of 4.9% at December 31, 2016).

Banco AV Villas has evolved from being a traditional mortgage lender to a diversified full-service consumer bank targeting middle- and low-income customers. It is our most active bank in usage of non-traditional distribution channels (mobile banking, banking correspondents and virtual branches). Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas had a market share of 2.8% of deposits, 2.3% of loans, 4.2% of consumer loans and 3.4% of mortgages at December 31, 2016. During 2016,

Generally in declining interest rate scenario, consumer banks such as Banco Popular and Banco AV Villas see their net interest margin expand, while corporate banks such as Banco de Bogotá and Banco de Occidente will see their net interest margin contract.

Merchant Banking

Corficolombiana is the largest merchant bank in Colombia based on total assets as of December 31, 2016. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including, in particular, infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as leasing, fiduciary and private banking. Corficolombiana’s ROAE was 18.9%, 16.8% and 10.0% for the years ended December 31, 2014, 2015 and 2016, respectively, based on its consolidated financial statements. Its results for 2016 were negatively affected by an impairment associated with its indirect investment in Concesionaria Ruta del Sol. For further detail see Note 14 to our audited consolidated financial statements.

Pension and Severance Fund Management Administration

Porvenir is the leading private pension and severance fund management business in Colombia, based on assets under management, with a 43.0% market share of assets under management as of December 31, 2016. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Based on unconsolidated data prepared under Colombian IFRS, at December 31, 2016, Porvenir was the most profitable and efficient pension and severance fund manager in Colombia, with an ROAE of 25.3% and an efficiency ratio of 40.8%.

Central American Operations

BAC Credomatic is the leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panamá and Mexico. BAC Credomatic is a full-service financial institution with one of the leading credit card issuance and merchant-acquiring franchises in Central America. It has achieved processing volumes of U.S.$17,457 million (Ps 52,383 billion) for the year ended December 31, 2016 and U.S.$15,543 million (Ps 46,640 billion) for the year ended December 31, 2015, in the merchant acquiring business,. BAC Credomatic’s ROAE was 18.1% in 2014, 15.5% in 2015 and 15.1% for the year ended December 31, 2016.

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

Deposits

At December 31, 2016, we had the largest market share of total deposits in Colombia, with a market share of 27.6%. As of the same date our principal competitors—Bancolombia, Davivienda and BBVA Colombia—had market shares of 22.9%, 13.1%, and 11.8%, respectively.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2016.

	At December 31, 2016
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Checking accounts	39.6	22.5	9.2	10.9	17.8
Savings accounts	28.0	24.1	14.2	10.7	23.0
Time deposits	22.7	21.7	13.3	13.3	29.0
Total deposits	27.6	22.9	13.1	11.8	24.6

Source: Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

At December 31, 2016, deposits represented a larger share of our total funding than that of most of our principal competitor banks, and we had a higher concentration of checking accounts, which are generally source of funds with lower cost. The table below presents the total funding mix of the market at December 31, 2016.

	At December 31, 2016
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Funding:
Deposits	80.8	71.4	73.4	89.5	70.7
Other funding (2)	19.2	28.6	26.6	10.5	29.3
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	21.3	14.6	10.4	13.7	10.8
Savings accounts	45.8	47.6	49.0	41.2	42.3
Time deposits	32.9	37.8	40.6	45.0	46.9
Total deposits	100.0	100.0	100.0	100.0	100.0
Average funding rate: (3)
Average deposit rate	5.0	4.5	5.0	5.7	5.3
Average other funding rate	5.5	6.4	6.6	5.8	4.8
Average total funding rate	5.1	5.1	5.4	5.7	5.1

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

(2)	Other funding includes interbank borrowings and overnight funds, borrowings from banks, other long term debt and borrowings from development entities and other deposits.

(3)	Average balances calculated using end of month unconsolidated information for the year ended December 31, 2016.

Loans

At December 31, 2016, we had the largest market share of total loans in Colombia, with a 25.9% market share. As of the same date, our principal competitor banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 25.8%, 14.2% and 9.9%, respectively.

The following table presents a breakdown of the market share of our loan portfolio by category at December 31, 2016.

	At December 31, 2016
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial and leases	29.2	33.1	12.4	6.9	18.3
Consumer and leases	28.0	14.5	14.3	13.0	30.2
Mortgages and leases	11.3	20.9	25.5	19.6	22.7
Microcredit and leases	3.4	5.8	1.0	0.0	89.8
Total	25.9	25.8	14.2	9.9	24.1

Source:	Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

The following table shows the breakdown of our loan portfolio and that of our competitors at December 31, 2016.

	At December 31, 2016
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial and leases	65.3	74.3	50.7	40.5	44.0
Consumer and leases	28.9	15.1	26.9	35.1	33.6
Mortgages and leases	5.4	10.0	22.2	24.4	11.7
Microcredit and leases	0.4	0.6	0.2	0.0	10.6
Total	100.0	100.0	100.0	100.0	100.0

Source:	Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Loan Portfolio Quality

We believe that the credit quality of our loan portfolio compares favorably against our principal competitors. The following table presents credit quality metrics for our loan portfolio at the dates indicated.

	Loans past due more than 30 days / gross loan portfolio	Loans rated C, D or E / gross loan portfolio(3)	Gross provision expense / average gross loan portfolio(2)	Allowance / loans past due more than 30 days
Colombian IFRS	For the year ended December 31, 2016
	(in percentages)
Banco de Bogotá	2.6	4.6	3.5	131.8
Banco de Occidente	3.0	5.0	4.2	137.5
Banco Popular	2.2	2.9	2.7	171.5
Banco AV Villas	3.5	3.2	4.7	116.6
Grupo Aval aggregate(1)	2.7	4.3	3.6	136.8

Bancolombia	3.3	5.5	4.3	173.3
Davivienda	4.0	3.7	4.7	105.3
BBVA Colombia	3.2	3.3	3.1	123.1
Rest of the Colombian market	4.5	6.1	5.3	133.6

Source:	Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

(2)	When calculated as net provision expense / average gross loan portfolio, the ratio for the year ended December 31, 2016 would be 1.9% for Banco de Bogotá, 2.3% for Banco de Occidente, 1.2% for Banco Popular, 2.6% for

Banco AV Villas, 2.0% for Grupo Aval aggregate, 2.3% for Bancolombia, 2.9% for Davivienda, 1.7% for BBVA and 3.0% for the rest of the Colombian market.

(3)	For further information about loan classification categories, see “Item 11. Quantitative and Qualitative disclosure about risk—Credit Classification and Provisioning.”

Branches and ATM Network

Through our banking subsidiaries, we have the largest combined banking network in Colombia, with 1,438 branches and 3,809 ATMs at December 31, 2016. The following table presents the distribution of branches and ATMs across the market at December 31, 2016.

	At December 31, 2016
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate(1)	1,438	25.2%	3,809	25.0%
Bancolombia	790	13.8%	4,307	28.3%
Davivienda	592	10.4%	1,745	11.5%
BBVA Colombia	477	8.3%	1,343	8.8%
Rest of the Colombian market	2,416	42.3%	4,023	26.4%

Source:	Company calculations based on unconsolidated information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Pension and severance fund management – Porvenir

Porvenir is the leading private pension fund manager in Colombia in terms of assets under management and has the largest share of earnings in the pension and severance fund management market in Colombia. Porvenir’s principal private competitors are other pension fund managers, including Protección, Colfondos and Old Mutual.

Porvenir also has the largest share of individual customers of privately managed mandatory pension funds and has a higher ROAE than the average of the Private Pension Fund Managers in Colombia in 2014, 2015 and 2016.

The following table presents the market shares of the main market participants with respect to assets under management and individual customers of mandatory pension funds at December 31, 2016, and net income for the year ended December 31, 2016.

	At and for the year ended December 31, 2015
	Porvenir	Protección	Colfondos	Old Mutual
	(in percentages)
Individual customers to pension funds:
Mandatory	56.2	30.0	13.0	0.7
Severance	56.5	32.6	10.3	0.6
Voluntary	28.8	50.7	7.5	13.0
Total	55.6	31.4	12.0	1.0
Assets under management:
Mandatory	44.2	36.2	13.7	5.9
Severance	48.9	38.0	10.8	2.3
Voluntary	23.2	40.8	5.5	30.5
Total	43.0	36.6	13.0	7.4
Net income:	49.8	35.9	6.6	7.7

Source:	Information published by the Superintendency of Finance. Information does not include data from third-party pension liability funds, which do not comprise a material portion of the market. Net income calculated under Colombian IFRS.

Merchant banking—Corficolombiana

Corficolombiana was the largest merchant bank in Colombia in terms of assets and equity at December 31, 2016. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. On an international level, Corficolombiana faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities and equity at the dates indicated at December 31, 2016.

Colombian IFRS	Assets	Liabilities	Equity
	(in percentages)
Corficolombiana	74.5	88.2	55.7
Banca de Inversión Bancolombia S.A.	12.7	1.6	28.0
J.P. Morgan Corporación Financiera S.A.	7.4	7.0	8.0
BNP Paribas Colombia Corporación Financiera S.A.	2.3	2.1	2.5
Itaú BBA Colombia S.A.	3.1	1.1	5.8

Source:	Information published by the Superintendency of Finance.

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

Corporate Customers

Our banks provide services and products to public and private sector customers. Our banks segment their corporate customers into separate categories based principally on their annual revenues. We believe that these customer classifications, which are specific to each bank, allow our entities to tailor their services and products to the needs of each customer classification sector.

At December 31, 2016, our banks had an aggregate of 289,800 corporate customers, which may include customer overlap among our banks, an increase of 2.7% over 282,200 corporate customers at December 31, 2015.

The following table presents the number of corporate customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(1)
	(in thousands)
Total corporate customers, as of:
December 31, 2016 (2)	177.8	77.3	6.5	28.2	289.8
December 31, 2015 (2)	173.9	74.3	6.2	27.7	282.2

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Additionally, BAC Credomatic had approximately 105,000 and 101,000 corporate customers as of December 31, 2016 and 2015, respectively.

Individual customers

Our banks provide services and products to individuals throughout Colombia. Our banks classify their individual banking customers into separate categories based principally on income.

At December 31, 2016, our banks had a total of approximately 10,381,200 individual customers, an increase of 3.8% over approximately 10,004,800 individual customers at December 31, 2015. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(1)
	(in thousands)
Total individual customers, as of:
December 31, 2016	5,444.6	635.9	2,988.8	1,312.0	10,381.2
December 31, 2015 (2)	5,139.7	621.6	2,894.7	1,348.7	10,004.8

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Additionally, BAC Credomatic had approximately 3,107,000 and 3,290,000 individual customers as of December 31, 2016 and 2015, respectively.

Lending activities

In accordance with Superintendency of Finance guidelines, we classify our banks’ loans into the following categories: commercial, consumer, microcredit and mortgages.

The following table presents our gross loan portfolio at December 31, 2016 in accordance with IFRS.

	At December 31, 2016
	Grupo Aval entities
	Banco de Bogotá(3)	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana	Grupo Aval consolidated(2)
	(in Ps billions)
Commercial	61,375.6	19,539.1	7,186.3	3,134.0	2,899.2	93,149.2
Commercial loans	58,843.6	19,300.2	7,120.1	3,116.8	2,161.9	89,579.6
Interbank and overnight funds interbank	2,532.0	238.9	66.3	17.2	737.3	3,569.6
Consumer	26,364.8	6,893.0	8,833.2	4,529.6	307.4	46,928.0
Mortgages	11,411.1	1,014.1	513.1	1,744.3	0.9	14,683.5
Microcredit(1)	389.7	-	7.9	1.8	-	399.4
Total	99,541.3	27,446.1	16,540.6	9,409.7	3,207.5	155,160.2
Allowance for loan portfolio	(2,371.8)	(872.3)	(523.9)	(427.8)	(65.6)	(4,261.4)
Total, net	97,169.5	26,573.9	16,016.7	8,981.9	3,141.9	150,898.7

(1)	Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente) without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the minimum wage.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Reflects Banco de Bogotá consolidated figures which include Central American operations that accounted for Ps 44,865.2 billion (Ps 19,544.1 billion in commercial loans, Ps 16,363.5 billion in consumer loans and Ps 8,957.6 billion in mortgage loans) as of December 31, 2016.

As of December 31, 2016, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 5.1%,6.8% and 7.5%, respectively, of our consolidated total loan portfolio.

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

The following table presents our commercial loan portfolio at December 31, 2016 in accordance with IFRS.

	At December 31, 2016
	Grupo Aval entities
	Banco de Bogotá(2)	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana	Grupo Aval consolidated(1)
	(in Ps billions)
General purpose loans	39,922.5	11,943.2	5,875.6	3,093.7	502.0	60,374.1
Loans funded by development banks	1,528.7	838.3	452.9	9.2	-	2,829.0
Working capital loans	13,156.5	1,828.6	536.3	3.0	-	15,524.4
Credit cards	289.3	92.3	2.5	1.5	-	385.5
Overdrafts	416.6	77.9	4.7	9.5	-	508.6
Leases	3,530.2	4,520.0	248.1	-	1,659.9	9,958.1
Interbank and overnight funds	2,532.0	238.9	66.3	17.2	737.3	3,569.6
Total	61,375.6	19,539.1	7,186.3	3,134.0	2,899.2	93,149.2

(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(2)	Reflects Banco de Bogotá consolidated figures which include Central American operations for Ps 19,544.1 billion of commercial loans.

Consumer loans

Our consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, loans funded by development banks and general purpose loans. Our personal loans consist primarily of payroll loans. A payroll loan is a short- or medium-term loan, where payments are deducted directly from an employer’s salary.

The following table presents our consumer loan portfolio at December 31, 2016 in accordance with IFRS.

	At December 31, 2016
	Grupo Aval entities
	Banco de Bogotá(2)	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana	Grupo Aval consolidated (1)
	(in Ps billions)
Personal loans	12,437.3	3,327.1	8,567.8	3,669.2	307.0	28,308.4
Automobile and other vehicle loans	3,510.0	2,064.3	7.4	154.7	-	5,736.4
Credit cards	10,124.6	1,318.7	248.3	704.2	-	12,395.7
Overdrafts	74.9	7.2	0.7	1.6	-	84.5
Loans funded by development banks	-	-	0.0	-	-	0.0
General purpose loans	17.8	162.6	7.0	-	-	187.4
Working capital loans	-	-	-	-	-	-
Leases	200.1	13.1	2.0	-	0.4	215.6
Total(3)	26,364.8	6,893.0	8,833.2	4,529.6	307.4	46,928.0

(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(2)	Reflects Banco de Bogotá consolidated figures which include Central American operations for Ps 16,363.5 billion of consumer loans.

(3)	Includes microcredit loans.

Credit cards

We provide credit card services to our bank customers in Colombia through the Visa and MasterCard networks. The following table presents the number of activated issued credit cards of our banks in Colombia at the dates indicated.

	Activated Issued Credit Cards
Bank	December 31, 2016	December 31, 2015
Banco de Bogotá	1,069,927	956,279
Banco de Occidente	609,407	574,988
Banco Popular	255,149	86,328
Banco AV Villas	416,594	369,237
Corficolombiana	-	-
Total Colombian activated issued credit cards(1)	2,351,077	1,986,832

(1)	Additionally, BAC Credomatic had approximately 1,968,530 and 1,795,730 credit card accounts in Central America at December 31, 2016 and at December 31, 2015, respectively. See “—Central American operations—Lending activities—Credit cards.”

Mortgages

In Colombia, Banco de Bogotá and Banco AV Villas are our main originators of loans to customers for the purchase of real estate secured by mortgages, while Banco de Occidente and Banco Popular are increasing their presence in this business. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, and all of our mortgage loans (excluding housing leases) have maturities of between five and fifteen years. The average maturity at December 31, 2016 was

136 months. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. The average maturity, for our Central American operations mortgage portfolio at December 31, 2016 was 180 months.

Deposit-taking activities

Deposits

Our banks offer traditional deposit services and products, including checking accounts, savings accounts, time deposits and other deposits. Checking accounts typically bear low or no interest. Checking accounts and savings accounts are payable on demand, although a significant portion of these accounts tend to be stable in amount over time. Time deposits typically have a maturity up to 12 months and commonly earn interest at a fixed rate.

The following table presents our deposits by product type at the dates indicated.

	At December 31, 2016
	Grupo Aval entities
	Banco de Bogotá(2)	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana	Grupo Aval consolidated(1)(2)
	(in Ps billions)
Checking accounts	27,025.8	6,087.6	1,145.0	918.1	-	34,978.2
Savings accounts	27,983.7	8,992.8	8,766.0	5,628.3	313.5	50,573.9
Time deposits (CDs)	38,444.5	9,048.2	4,782.5	3,157.4	3,516.7	58,006.1
Other deposits	222.7	47.5	39.8	2.2	16.6	328.8
Total	93,676.7	24,176.1	14,733.4	9,706.1	3,846.8	143,887.1

(1)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(2)	Includes Central American operations for Ps 39,893.4 billion as of December 31, 2016 (made up of by Ps 14,574.3 billion in Checking accounts, Ps 7,781.5 billion in Savings accounts, Ps 17,368.3 billion in Time Deposits, and Ps 169.3 billion in Other deposits).

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

The following chart shows the distribution channels of our network in Colombia.

Distribution Channel	Description
Full-service branches	We had 1,438 full-service branches at December 31, 2016. Red de Grupo Aval (Grupo Aval network) service points across our banks allow our bank customers to perform check cashing, deposits, savings account withdrawals, loan and credit card payments, transfers and advances at any of our branches.

ATMs and electronic service points	We had 3,809 ATMs and 45 other electronic service points (non-cash dispensing teller machines) at December 31, 2016. Through our ATMs and electronic service points, all of our bank customers can, among other services, consult their balances, execute loan and credit card payments, transfers and advances, and pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Payment collection centers (Centros de pagos)	We had 122 payment collection centers at December 31, 2016, which allow our customers to pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Banking correspondents (Corresponsales bancarios)	We had 26,438 banking correspondents at December 31, 2016. Our banks enter into agreements with various third parties, including convenience store owners, to provide all of our bank customers with certain services which can include checking and savings account withdrawals, account balance consultation, loan and credit card payments, transfers and advances, and payments for certain third-party services where we have a payment collection agreement in place with such third-party (such as utility service companies).

Automated telephone banking, mobile banking and online banking	Through our banks’ websites, mobile banking services and automated telephone banking, customers may pay loan and credit card balances, make transfers between accounts and make payments for collection agreements originated in any of our banks.

The following map presents our banks’ points of service across the principal regions of Colombia, at December 31, 2015 and 2016.

Source: Grupo Aval

Note: Other points of service include Banking correspondents (corresponsales bancarios) or “CBs,” electronic service points (agilizadores electrónicos) and payment collection centers (centros de pago). At December 31, 2016, Banco AV Villas had closed some of its non-operational banking correspondents from their alliances with Móvil Red and Red Cerca, for strategic reasons.

The following table presents transaction volumes through our branches and ATMs at the dates indicated.

	Transactions at December 31,		% Total Transactions at December 31,
Grupo Aval	2016	2015	2016	2015
	(in thousands)
Branches	238,268	274,220	26.7	30.6
ATMs	168,014	165,534	18.9	18.4
Other	57,608	58,704	6.5	6.5
Total service points	463,889	498,457	52.0	55.5

In addition, the following table presents transaction volumes for online banking, mobile banking and automated telephone banking channels which, pursuant to our growth strategy, are expected to grow on an annual basis relative to total transactions, at December 31, 2016 and 2015.

	Transactions at December 31,		% of Total Transactions at December 31,
Grupo Aval	2016	2015	2016	2015
	(in thousands)
Online banking	420,221	385,131	47.1	42.9
Mobile banking	2,196	3,666	0.2	0.4
Automated telephone banking	4,950	10,121	0.6	1.1
Total	427,368	398,919	48.0	44.5

In 2016, a total of 54.4 million messages were sent through our mobile phone banking system, an increase of approximately 27.1% as compared to 42.8 million messages in 2015.

Our call centers provide our customers with assistance relating to bank services and products, information updates, service-related complaints, payment or account linkages, and credit card blockage. Our call centers are also used for telemarketing, collection of past-due loans and customer loyalty initiatives. In 2016, the number of inbound calls to our call centers was approximately 10.1 million and the number of outbound calls was approximately 25.5 million. In 2015, the number of inbound calls to our call centers was approximately 10.7 million and the number of outbound calls was approximately 28.7 million.

Banco de Bogotá

Banco de Bogotá is Colombia’s oldest financial institution, and was the most efficient bank in the Colombian banking system with an efficiency ratio of 36.5% on an unconsolidated basis at December 31, 2016. As of the same date we had a market share of 14.4% of deposits and 12.9% of loans.

At and for the year ended December 31, 2016, Banco de Bogotá had total assets of Ps 141,430.7 billion and net income attributable to controlling interest of Ps 4,246.3 billion on a consolidated basis (of which Ps 2,208.1 billion correspond to the one-off effect associated with the deconsolidation of Corficolombiana).

Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 709 branches and 1,758 ATMs in Colombia at December 31, 2016. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 16.9% of commercial loans at December 31, 2016. Following its 2006 acquisition of Megabanco, Banco de Bogotá expanded its consumer banking business and had a market share of 9.2% of consumer loans in Colombia December 31, 2016. In 2012, Banco de Bogotá entered the mortgage business and has a market share of 4.9% at December 31, 2016. Banco de Bogotá’s ROAE for the year ended December 31, 2016 on an unconsolidated basis made it one of the most profitable banks in Colombia.

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

On December 23, 2013, through Credomatic International Corporation (a subsidiary of BAC), Banco de Bogotá acquired 100% of Grupo Financiero Reformador de Guatemala (whose subsidiaries are Banco Reformador and Transcom Bank (Barbados) Limited). On December 12, 2015, Grupo Financiero Reformador de Guatemala´s operations merged with Banco de América Central S.A. (Guatemala).

In May 2016, Banco de Bogotá completed its third international bond offering raising U.S.$600 million (Ps 1,771.6 billion at the date of the issuance) in subordinated notes, followed by a reopening in November 2016 raising an additional U.S.$500 million (Ps 1,483.3 billion at the date of the issuance).

Lending activities

The following table presents Banco de Bogotá’s consolidated loan portfolio at the dates indicated.

	At December 31,(1)		Change, December 31, 2016 vs. December 31, 2015
	2016	2015(2)	#	%
	(in Ps billions)
Commercial	61,375.6	59,225.0	2,150.6	3.6
Commercial loans	58,843.6	56,149.2	2,694.5	4.8
Interbank and overnight funds	2,532.0	3,075.9	(543.9)	(17.7)
Consumer	26,364.8	24,472.4	1,892.4	7.7
Mortgages	11,411.1	10,626.8	784.4	7.4
Microcredit	389.7	385.6	4.1	1.1
Total	99,541.3	94,709.9	4,831.4	5.1
Allowance for loan portfolio	(2,371.8)	(2,096.3)	(275.5)	13.1
Total, net	97,169.5	92,613.6	4,556.0	4.9

(1)	Reflects Banco de Bogotá consolidated figures which include Central American operations which as of December 31, 2016, accounted for Ps 44,865.2 billion of the total loan portfolio (Ps 19,544.1 billion in commercial loans, Ps 16,363.5 billion in consumer loans and Ps 8,957.6 billion in mortgage loans). As of December 31, 2015, Central American operations accounted for Ps 42,928.6 billion of the total loan portfolio (Ps 19,130.0 billion in commercial loans, Ps 15,139.0 billion in consumer loans and Ps 8,659.7 billion in mortgage loans).

(2)	Figures for 2015 exclude Corficolombiana.

Deposit-taking activities

Banco de Bogotá offers customers checking accounts, savings accounts, time deposits (CDs) and other deposits as described in the table below.

The following table presents a breakdown of Banco de Bogotá’s consolidated deposits by product type at the dates indicated.

	At December 31,(1)		Change, December 31, 2016 vs. December 31, 2015
	2016	2015(2)	#	%
	(in Ps billions)
Checking accounts	27,025.8	24,960.5	2,065.3	8.3
Savings accounts	27,983.7	28,149.2	(165.5)	(0.6)
Time deposits	38,444.5	35,468.7	2,975.8	8.4
Other deposits	222.7	233.6	(10.8)	(4.6)
Total customer deposits	93,676.7	88,812.0	4,864.7	5.5

(1)	Reflects Banco de Bogotá consolidated figures which include Central American operations which as of December 31, 2016, Central American operations accounted for Ps 39,893.4 billion (Ps 14,574.3 billion in checking accounts, Ps 7,781.5 billion in savings accounts, Ps 17,368.3 billion in time deposits and 169.3 billion in other deposits). As of December 31, 2015 Central American operations accounted for Ps 39,024.7 billion (Ps 14,921.8 billion in checking accounts, Ps 7,613.2 billion in savings accounts, Ps 16,287.1 billion in time deposits and 202.6 billion in other deposits).

(2)	Figures for 2015 exclude Corficolombiana.

Distribution

The following table presents Banco de Bogotá’s points of service across Colombia.

	At December 31,
	2016	2015
Branches	709	711
ATMs	1,758	1,747
Other points of service	7,965	7,601
Total points of service	10,432	10,059

Banco de Bogotá had a network concentration of approximately 64.5% in Colombia’s central region, of which Bogotá represents approximately 42.2% of Banco de Bogotá’s total network at December 31, 2016. Banco de Bogotá had a market share of approximately 12.4% of branches and approximately 11.5% of ATMs at December 31, 2016.

Banco de Occidente

Banco de Occidente is the fifth largest bank in Colombia, with a market share of 6.6% of loans at December 31, 2016.

Banco de Occidente focuses on corporate customers, state-owned entities and retail customers and has a diversified revenue stream. For the year ended December 31, 2016, its loan portfolio was distributed as follows: approximately 33.1% in consumer and auto lending; approximately 50.5% in corporate and public sector lending; and approximately 16.4% in SMEs. Banco de Occidente had market shares of 8.0% of commercial loans and 6.3% of consumer loans at December 31, 2016.

Banco de Occidente had a market share of approximately 11.0% of checking accounts at December 31, 2016. Additional areas of focus for future growth include credit cards, low-risk consumer loan services and products such as payroll loans and loans to government agencies. On a consolidated basis in accordance with IFRS, Banco de Occidente’s ROAE was approximately 15.0% for the year ended December 31, 2016.

Lending activities

The following table presents Banco de Occidente’s consolidated loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2016 vs. December 31, 2015
	2016	2015	#	%
	(in Ps billions, except for percentages)
Commercial	19,539.1	19,324.9	214.2	1.1
Commercial loans	19,300.2	19,229.8	70.4	0.4
Interbank and overnight funds	238.9	95.1	143.8	151.2
Consumer	6,893.0	6,251.5	641.5	10.3
Mortgages	1,014.1	844.4	169.7	20.1
Microcredit	-	-	-	-
Total	27,446.1	26,420.7	1,025.4	3.9
Allowance for loan portfolio	(872.3)	(790.3)	(81.9)	10.4
Total, net	26,573.9	25,630.4	943.5	3.7

Deposit-taking activities

Banco de Occidente has a relatively high proportion of deposits held in checking accounts. At December 31, 2016, 26.9% of Banco de Occidente’s deposits were held by customers in checking accounts, as compared to a national banking system average of approximately 14.9% at December 31, 2016.

The following table presents a breakdown of Banco de Occidente’s consolidated deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2016 vs. December 31, 2015
	2016	2015	#	%
	(in Ps billions, except for percentages)
Checking accounts	6,087.6	6,341.0	(253.5)	(4.0)
Savings accounts	8,992.8	10,081.5	(1,088.7)	(10.8)
Time deposits	9,048.2	7,347.0	1,701.2	23.2
Other deposits(1)	47.5	121.4	(73.9)	(60.9)
Total	24,176.1	23,890.9	285.2	1.2

(1)	Includes active account portfolios, payroll accounts, funds held in trust, banks and correspondents, special deposits and temporary deposits held in connection with collection services agreements.

Distribution

The following table presents Banco de Occidente’s points of service across in Colombia.

	At December 31,
	2016	2015
Branches	218	212
ATMs	339	336
Other points of service	10,198	9,650
Total points of service	10,755	10,198

Banco de Occidente had a network concentration of approximately 45.3% in Colombia’s central region, of which Bogotá represented approximately 23.0% of Banco de Occidente’s total network at December 31, 2016. Banco de Occidente is also active in the southwestern region of Colombia, in which approximately 14.4% of its distribution network is located. During 2016, Banco de Occidente opened 548 new banking correspondents. Banco de Occidente had approximately 3.8% market share of branches and approximately 2.2% market share of ATMs at December 31, 2016.

Banco Popular

Banco Popular is the eighth largest bank in Colombia in loans with a market share of 4.1% at December 31, 2016. Banco Popular operates primarily in the consumer and public sector businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to public sector employees.

Banco Popular’s consumer loans portfolio has a substantially lower-risk profile (consumer past-due loans of 3.0% compared to a banking system average of 4.9% at December 31, 2016) due to its access to payroll deductions for repayment of loans. At December 31, 2016, on a consolidated basis, Banco Popular had total assets of Ps 20,731.1 billion, 220 branches, and net income attributable to controlling interest of Ps 179.9 billion for the year ended December 31, 2016.

Banco Popular’s focus on consumer loans and institutional customers generates a mix of broad and stable sources of revenues. On a consolidated basis, its ROAE was 6.9% as of December 31, 2016.

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

Lending activities

The following table presents Banco Popular’s consolidated loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2016 vs. December 31, 2015
	2016	2015	#	%
	(in Ps billions)
Commercial	7,186.3	6,826.1	360.2	5.3
Commercial loans	7,120.1	6,826.1	293.9	4.3
Interbank and overnight funds	66.3	0.0	66.2	NA
Consumer	8,833.2	7,492.2	1,341.0	17.9
Mortgages	513.1	344.8	168.3	48.8
Microcredit	7.9	10.6	(2.6)	(25.0)
Total	16,540.6	14,673.8	1,866.8	12.7
Allowance for loan portfolio	(523.9)	(401.1)	(122.8)	30.6
Total, net	16,016.7	14,272.7	1,744.0	12.2

Deposit-taking activities

Banco Popular generates a substantial portion of its deposits through agreements with customers pursuant to which they agree to maintain a certain level of deposits in checking and/or savings accounts in exchange for the performance of services, primarily payment and collection services. These deposits totaled Ps 5,429.9 billion, representing approximately 54.8% of total checking and savings accounts, at December 31, 2016.

The following table presents a breakdown of Banco Popular’s consolidated deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2016 vs. December 31, 2015
	2016	2015	#	%
	(in Ps billions)
Checking accounts	1,145.0	1,246.1	(101.1)	(8.1)
Savings accounts	8,766.0	7,222.4	1,543.6	21.4
Time deposits	4,782.5	4,075.7	706.9	17.3
Other deposits	39.8	61.1	(21.3)	(34.9)
Total customer deposits	14,733.4	12,605.3	2,128.1	16.9

Distribution

The following table presents Banco Popular’s points of service in Colombia.

	At December 31,
	2016	2015
Branches	220	229
ATMs	1,136	1,157
Other points of service	249	266
Total points of service	1,605	1,652

Banco Popular had a network concentration of approximately 49.6% in Colombia’s central region, of which Bogotá represented approximately 27.4% of Banco de Popular’s total network at December 31, 2016. Banco Popular had a market share of approximately 3.9% of branches and a market share of approximately 7.5% of ATMs at December 31, 2016.

Banco AV Villas

Banco AV Villas has evolved from being a traditional mortgage lender to a diversified full-service consumer bank targeting mass market customers. It is our most active bank in usage of non-traditional distribution channels (mobile banking, banking correspondents and virtual branches). Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas had a market share of 2.8% of deposits, 2.3% of loans, 4.2% of consumer loans and 3.4% of mortgages as of December 31, 2016.

As of December 31, 2016, on a consolidated basis in accordance with IFRS, Banco AV Villas had total assets of Ps 12,466.6 billion and 291 bank branches, net income attributable to controlling interest was Ps 179.4 billion, ROAE was 13.5% and efficiency ratio was 53.6%.

In the consumer segment, Banco AV Villas focuses on high-margin services and products such as general purpose loans, payroll loans and credit cards, as well as its traditional line of mortgages. It serves customers through a recently expanded sales force and through its traditional retail network, entrepreneurial business centers and instant credit offices, known as “OCIs,” where credit applicants receive the outcome of their credit application within three hours. Banco AV Villas also seeks to continue to expand in the small- and medium-size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas has developed projects, such as the Nearby Network (Red Cerca), which will allow it to increase coverage by banking correspondents and offer a wide array of services to individuals and small- and medium-size businesses through its mobile banking platform.

Lending activities

The following table presents Banco AV Villas’ consolidated loan portfolio at the dates indicated in.

	At December 31,		Change, December 31, 2016 vs. December 31, 2015
	2016	2015	#	%
	(in Ps billions)
Commercial	3,134.0	3,246.7	(112.7)	(3.5)
Commercial loans	3,116.8	2,825.3	291.4	10.3
Interbank and overnight funds	17.2	421.4	(404.1)	(95.9)
Consumer	4,529.6	3,996.5	533.1	13.3
Mortgages	1,744.3	1,601.0	143.3	8.9
Microcredit	1.8	3.0	(1.3)	(41.1)
Total	9,409.7	8,847.2	562.5	6.4
Allowance for loan portfolio	(427.8)	(392.3)	(35.5)	9.1
Total, net	8,981.9	8,454.9	526.9	6.2

Deposit-taking activities

Banco AV Villas offers customers checking accounts, savings accounts, time deposits and other deposits consisting primarily of transactional accounts. Banco AV Villas’s average savings account rate, one of the lowest in the market, is explained by a significant retail network and a low concentration of corporate and government accounts.

The following table presents a breakdown of Banco AV Villas’s consolidated deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2016 vs. December 31, 2015
	2016	2015	#	%
	(in Ps billions)
Checking accounts	918.1	1,017.9	(99.8)	(9.8)
Savings accounts	5,628.3	5,102.1	526.2	10.3
Time deposits	3,157.4	2,834.1	323.3	11.4
Other deposits	2.2	4.5	(2.2)	(49.8)
Total customer deposits	9,706.1	8,958.5	747.5	8.3

Distribution

The following table presents Banco AV Villas’ points of service in Colombia.

	At December 31,
	2016	2015
Branches	291	281
ATMs	576	568
Other points of service	8,193	14,080
Total points of service	9,060	14,929

Banco AV Villas had a network concentration of approximately 52.8% in Colombia’s central region, of which Bogotá represents approximately 34.2% of Banco de AV Villas’ total network at December 31, 2016. Banco AV Villas had approximately 18.9% of its network in the southwestern region at December 31, 2016. During 2016, Banco AV Villas closed 5,898 non-operational banking correspondents, including some traditional and some from its alliance with Red Cerca, due to the low levels of transactions held through these points. Banco AV Villas had a market share of approximately 5.1% of branches and a market share of approximately 3.8% of ATMs at December 31, 2016.

Corficolombiana

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2016. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including, in particular, infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as leasing, fiduciary and private banking.

Corficolombiana had total consolidated assets and shareholders’ equity attributable to controlling interest of Ps 20,504.6 billion and Ps 2,997.3 billion, respectively, at December 31, 2016 and net income attributable to controlling interest of Ps 294.4 billion for the year ended December 31, 2016 in accordance with IFRS.

Corficolombiana’s business model is based on three premises: (1) investing in businesses in strategic sectors of the Colombian economy; (2) distributing cash flows generated by its equity investment portfolio to its shareholders; and (3) acting as an investment fund and financial advisor that is listed on the Colombian Stock Exchange and regulated by the Superintendency of Finance. Corficolombiana’s equity investment strategy is to acquire and hold majority or substantial stakes in strategic businesses. These investments enable Corficolombiana to exert influence or control over these businesses’ operations and to promote revenue growth, operational efficiencies and optimization of the capital structures. Corficolombiana endeavors to achieve a balance between companies with potential to generate cash and companies with capacity to create value.

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

The following charts provide information concerning Corficolombiana’s investments in sectors of the Colombian economy at December 31, 2016, and for the year ended December 31, 2016, on an unconsolidated basis in accordance with Colombian IFRS, as the case may be.

(1)	Information prepared on an unconsolidated basis in accordance with Colombian IFRS, after provisions, fiduciary rights not included.

(2)	Information prepared on an unconsolidated basis in accordance with Colombian IFRS, corresponds to the sum of the net income of each of the investments, adjusted to reflect the ownership interest of Corficolombiana.

Corficolombiana’s infrastructure investments are concentrated mainly in highway concession projects, a sector in which it is a leading private investor in Colombia. The main investments of Corficolombiana in the infrastructure sector include Proyectos de Infraestructura S.A. (Buga-Tuluá-La Paila), Concesionaria Vial de los Andes S.A.S. (Bogotá-Villavicencio), Concesiones CCFC S.A. (Fontibón-Los Alpes), Concesionaria Panamericana S.A.S. (Los Alpes-Villeta and Chuguacal-Cambao), Concesionaria Vial del Pacífico S.A.S. (Ancón Sur-Bolombolo or “Conexión Pacífico 1”), Concesionaria Nueva Vía al Mar S.A.S. (Mulaló-Loboguerrero), Concesionaria Vial Andina S.A.S. (Bogotá-Villavicencio) and Concesionaria Vial del Oriente S.A.S. (Villavicencio-Yopal). Corficolombiana’s infrastructure investments totaled Ps 1,467.4 billion after provisions at December 31, 2016 (on an unconsolidated basis). For further detail on Corficolombiana’s investment in Concesionaria Ruta del Sol S.A.S. see Note 14 to our audited consolidated financial statements.

Corficolombiana’s main investments in the energy and gas sector include Promigas S.A. E.S.P., the second largest natural gas pipeline company in Colombia, Empresa de Energía de Bogotá S.A. E.S.P, or “EEB”, an electricity and gas conglomerate, Gas Natural S.A. E.S.P., the gas distribution company for the city of Bogotá, and a majority stake in a gas distribution company in northern Peru (Gas Comprimido del Perú S.A. (Gascop)). Corficolombiana’s energy and gas investments totaled Ps 2,088.3 billion after provisions at December 31, 2016 (on an unconsolidated basis).

Corficolombiana’s principal investments in agribusiness are centered on forestry and woodworking as well as the production of palm oil, rubber, rice and cotton through Organización Pajonales, Pizano and Unipalma. Investments in this sector totaled Ps 363.7 billion after provisions at December 31, 2016 (on an unconsolidated basis).

Corficolombiana also has investments in the hospitality sector. These include majority stakes in Hoteles Estelar de Colombia S.A. and Promotora y Comercializadora Turística Santamar S.A., which totaled Ps 291.8 billion after provisions at December 31, 2016 (on an unconsolidated basis).

In the financial-services sector, Corficolombiana offers leasing, trust, brokerage and offshore banking services to third-party customers through three subsidiaries: Leasing Corficolombiana S.A., Fiduciaria Corficolombiana S.A. and Banco Corficolombiana (Panamá) S.A. Corficolombiana’s investments in these three subsidiaries totaled Ps 199.1 billion at December 31, 2016 (on an unconsolidated basis and after provisions).

Lending activities

The following table presents Corficolombiana’s consolidated loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2016 vs. December 31, 2015
	2016	2015	#	%
	(in Ps billions)
Commercial	2,899.2	1,627.3	1,272.0	78.2
Commercial loans	2,161.9	1,103.2	1,058.7	96.0
Interbank and overnight funds	737.3	524.1	213.2	40.7
Consumer	307.4	251.5	55.9	22.2
Mortgages	0.9	1.1	(0.2)	(18.7)
Microcredit	-	-	-	-
Total	3,207.5	1,879.9	1,327.6	70.6
Allowance for loan portfolio	(65.6)	(40.8)	(24.9)	61.1
Total, net	3,141.9	1,839.2	1,302.7	70.8

Deposit-taking activities

The following table presents a breakdown of Corficolombiana’s consolidated deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2016 vs. December 31, 2015
	2016	2015	#	%
	(in Ps billions)
Checking accounts	-	-	-	-
Savings accounts	313.5	786.7	(473.1)	(60.1)
Time deposits	3,516.7	3,270.6	246.0	7.5
Other deposits	16.6	28.0	(11.4)	(40.8)
Total customer deposits	3,846.8	4,085.3	(238.6)	(5.8)

Investment banking, treasury and private banking businesses

Corficolombiana’s investment banking group provides advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions, project finance and private banking. Corficolombiana has helped to shape the participation of the private sector in infrastructure projects, to develop the domestic capital markets and to expand the resources and operations of local companies in the region. In 2016, Corficolombiana’s investment bank helped secure financing and coordinate projects totaling Ps 11,620.5 billion.

Corficolombiana’s treasury operations are a leading participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2016, Corficolombiana had total fixed income assets of Ps 3,062.3 billion (on a consolidated basis in accordance with IFRS).

Corficolombiana’s private banking business provides high net worth customers and companies with a wide range of investment services and products. The private banking operations had Ps 1,649.4 billion in assets under management for its customers at December 31, 2016.

Porvenir

Porvenir is the leading private AFP in Colombia, with a market share of 56.2% of mandatory pension fund individual customers and 56.5% of severance plan individual customers at December 31, 2016. See “—Competition—Pension and severance fund management – Porvenir.” Porvenir also provides voluntary pension funds and manages third-party sponsored pension funds. Pension funds provide individual savings for retirement, and severance funds provide temporary income to employees who lose their jobs. Through Gestión & Contacto, Porvenir manages social security-related information systems designed to provide employees with efficient payment solutions.

At December 31, 2016, Porvenir had Ps 110.9 trillion in total assets under management, of which Ps 84.4 trillion was managed under the privately managed mandatory pension fund, Ps 4.5 trillion was managed under the severance fund, Ps 3.4 trillion was managed under the voluntary pension fund and Ps 18.6 trillion was managed as a third-party sponsored pension liability fund.

Porvenir’s strengths include the following:

•	Porvenir is the most profitable privately managed pension fund in Colombia, with a ROAE of 25.3%, 22.3% and 23.4% at December 31, 2016, December 31, 2015 and December 31, 2014 based on unconsolidated figures, respectively;

•	Porvenir has the largest and, we believe, most effective sales force in the industry with a nationwide presence. At the same time, it is the most efficient privately managed pension fund in Colombia, with an efficiency ratio of 40.8% for the year ended December 31, 2016 on an unconsolidated basis; and

•	Porvenir has access to Grupo Aval’s banking network. This advantage is particularly relevant in the severance market, as Grupo Aval’s banks provide financing to employers to comply with legally imposed annual severance allowance liabilities for their employees. In addition, the banks of Grupo Aval provide collection services for all of the funds administered by Porvenir.

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

For the year ended December 31, 2016, 57.9% of Porvenir’s revenues were derived from mandatory pension funds, 14.0% from severance funds, 6.3% from voluntary pension funds and 1.7% from third-party sponsored pension liability funds. Porvenir derived the remaining 20.1% of its revenues from a combination of its own investment portfolio, stabilization reserves and other income.

Mandatory pension funds

Mandatory pension funds are independent trusts formed by contributions made by individual customers to the social security pension system.

At December 31, 2016, mandatory pension funds represented 76.1% of Porvenir’s assets under management and constituted its main line of business.

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

Mandatory pension funds cannot be withdrawn prematurely, and they generally expand over the individual’s working years. Porvenir is the market leader in the mandatory pension’s area, with Ps 84.4 trillion of assets under management and 7.9 million individual customers at December 31, 2016.

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

Severance accounts represented 4.1% of Porvenir’s assets under management at December 31, 2016.

Porvenir and all other AFPs in Colombia charge a fee (per year for assets under management) of 1.0% for amounts in the mandatory investments short-term portfolio and 3.0% in the long-term portfolio.

Porvenir is the market leader in the severance area, with Ps 4.5 trillion of assets under management and 3.8 million customers at December 31, 2016.

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purposes of complying with one or several voluntary retirement or disability pension plans.

Voluntary pension funds represented 3.1% of Porvenir’s assets under management at December 31, 2016.

Porvenir earns annual management commissions for assets under management that range between 1.0% and 4.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios). At December 31, 2016, Porvenir had Ps 3.4 trillion of voluntary pension assets under management and approximately 167 thousand voluntary pension fund individual customers.

Third-party sponsored pension liability funds

Third-party sponsored pension liability funds represent approximately 16.8% of Porvenir’s assets under management at December 31, 2016. Third-party sponsored pension liability funds are made up of deposits from different institutions (both private and publicly owned) that require a professional institution to manage a fund that is usually created to finance particular pension regimes (i.e., pensions that are paid by the employer; before 1994, companies were allowed to establish their own internal pension systems).

Third-party sponsored pension liability funds in some cases have a minimum guaranteed return pursuant to their terms. Porvenir had Ps 18.6 trillion of such assets under management at December 31, 2016, mostly under contracts of five years. The most important of these contracts is with FONPET which is subject to renewal upon expiration in November 2017. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 54.6% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 14.3% and 7.2% of its total revenues at December 31, 2016 and December 31, 2015, respectively.

Distribution

Porvenir attracts new individual customers mainly through its large direct sales force (approximately 1,231 individuals) who report to six regional sales managers located in Bogotá, Antioquia, Cali, the Central region, the Coast region and the North region. At December 31, 2016, Porvenir had 54 offices, 16 service modules, 72 electronic service centers and 5 business service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Central American operations

BAC Credomatic is the leading financial group in Central America with a record of strong financial performance. BAC Credomatic is a full-service financial institution with one of the leading credit card-issuance and merchant-acquiring businesses in the region. BAC Credomatic offers commercial and retail banking, brokerage, insurance, pension fund management and other financial services. Its coverage extends throughout Central America with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá, as well as Mexico (with a small credit card issuing operation) and the state of Florida (with a merchant and card processing center). It also has a presence in the Bahamas, Barbados and the Cayman Islands. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club. This section has been prepared in accordance with IFRS.

The table below shows BAC Credomatic financial data on a country-by-country basis at and for the year ended December 31, 2016.

	At and for the year ended December 31, 2016
	Net income			Loans			Deposits
	(in U.S.$ millions) (3)	(in Ps billions)		(in U.S.$ millions) (3)	(in Ps billions)		(in U.S.$ millions) (3)	(in Ps billions)
Costa Rica	168.4	505.4	54.3%	3,952.9	11,861.6	27.6%	3,537.7	10,615.8	26.8%
Guatemala	45.9	137.7	14.8%	2,538.4	7,617.0	17.7%	2,200.8	6,604.0	16.7%
Honduras	62.1	186.4	20.0%	1,506.5	4,520.5	10.5%	1,502.7	4,509.1	11.4%
Nicaragua	54.4	163.3	17.6%	1,231.0	3,693.9	8.6%	1,206.9	3,621.4	9.2%
El Salvador	33.9	101.7	10.9%	1,443.4	4,331.2	10.1%	1,307.1	3,922.2	9.9%
Panamá (1)	53.2	159.5	17.1%	3,641.7	10,927.7	25.4%	3,651.3	10,956.6	27.7%
Mexico	(21.1)	(63.3)	-6.8%	51.9	155.8	0.4%	-	-	0.0%
Corporate and eliminations	(54.1)	(162.4)	-17.5%	(42.1)	(126.4)	-0.3%	(223.5)	(670.5)	-1.7%
Non-controlling interest (2)	(32.7)	(98.1)	-10.5%	-	-	0.0%	-	-	0.0%
Consolidated	310.1	930.4	100.0%	14,323.7	42,981.3	100.0%	13,183.1	39,558.5	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.
(2)	BAC international Bank, Inc. is the controlling shareholder of the BAC Credomatic operation in Costa Rica, Guatemala, Honduras, Nicaragua, El Salvador, Panamá and México. However, non-controlling interest corresponds to the fact that Leasing Bogotá Panama, the parent company of the BAC Credomatic entities, has a direct ownership of 9.467% in BAC International Bank, Inc.
(3)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2016 of Ps 3,000.71.

The table below presents BAC Credomatic’s market share of total loans and deposits in each of its main markets at December 31, 2016.

	At December 31, 2016
	Net Loans	Deposits
Costa Rica(1)	13.4%	12.7%
El Salvador	12.8%	12.5%
Guatemala	10.1%	7.4%
Honduras	14.3%	13.4%
Nicaragua	25.9%	23.7%
Panamá	5.4%	5.4%

Source: Superintendency of banks of each country and company calculations. Percentage of total loans and deposits is based on banking operations in each country, as reported to the local financial regulator, which excludes certain credit card data and offshore operations.

(1)	Percentage calculation for Costa Rica includes state-owned banks (Banco Nacional de Costa Rica, Banco de Costa Rica, Banco Popular, Banco Hipotecario de la Vivienda and Banco Crédito Agrícola de Cartago), which at December 31, 2016 and December 31, 2015 had a 59.7% and 60.2% market share by loans, respectively, and a 61.3% and 63.0% market share by deposits, respectively.

Lending activities

The following tables show BAC Credomatic’s gross loan portfolio at the dates indicated. BAC Credomatic’s loan portfolio consists of credit card loans, commercial loans, mortgage loans, automobile and vehicle loans and personal loans.

	At December 31,
	2016	2015	2016	2015
	(in US millions)(3)		(in Ps billion)
Commercial loans(1)	5,900.8	5,560.1	17,706.5	16,684.3
Mortgage loans(2)	2,982.8	2,748.0	8,950.4	8,245.9
Credit card loans	2,552.5	2,255.3	7,659.4	6,767.5
Automobile and vehicle loans	902.6	779.5	2,708.5	2,338.9
Other personal loans	1,985.0	1,765.4	5,956.5	5,297.6
Total	14,323.7	13,108.3	42,981.3	39,334.3

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Represents loans to businesses.

(2)	Includes loans measured at fair value.

(3)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2016 of Ps 3,000.71.

We believe that BAC Credomatic’s customer knowledge, coupled with a centralized risk-management structure, has benefited the quality of the loan portfolio, with an average 90 days and more past due loan ratio of 1.1% from 2012 to 2016.

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

At December 31, 2016, BAC Credomatic had approximately 4.1 million credit card and debit card accounts, of which 2.1 million were debit card accounts and 2.0 million were credit card accounts, an increase of 13.3% and 9.6% compared to December 31, 2015, respectively. For the year ended December 31, 2016, BAC Credomatic’s billed volume by its credit cardholders was U.S.$10,459.6 million (Ps 31,386.2 billion), a 13.5% increase over the U.S.$9,214.9 million (Ps 27,651.3 billion) billed volume by its credit cardholders for the year ended December 31, 2015.

At December 31, 2016, BAC Credomatic’s credit card portfolio totaled U.S.$2.6 billion (Ps 7.7 trillion) which represents a 13.2% increase from U.S.$2.3 billion (Ps 6.8 trillion) at December 31, 2015. As of the same date, 80.4% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, Honduras, Guatemala and Panamá. The remaining 19.6% was distributed among El Salvador, Nicaragua and Mexico. The following table shows the credit card portfolio breakdown by country at the dates presented.

	At December 31,
	2016			2015
	(in U.S.$ millions)(2)	(in Ps billions)		(in U.S.$ millions)(2)	(in Ps billions)
Costa Rica	775.5	2,326.9	30.4%	613.4	1,840.5	27.2%
Guatemala	407.5	1,222.7	16.0%	417.0	1,251.4	18.5%
Honduras	363.6	1,091.2	14.2%	329.9	990.0	14.6%
Nicaragua	128.8	386.6	5.0%	116.4	349.2	5.2%
El Salvador	320.0	960.2	12.5%	294.7	884.4	13.1%
Panamá (1)	505.2	1,516.0	19.8%	433.0	1,299.2	19.2%
Mexico	51.9	155.8	2.0%	50.9	152.8	2.3%
Corporate and eliminations	(0.0)	(0.0)	0.0%	(0.0)	(0.0)	0.0%
Total	2,552.5	7,659.4	100.0%	2,255.3	6,767.5	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

(2)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2016 of Ps 3,000.71.

Merchant acquiring

BAC Credomatic’s processing volume of credit and debit card transactions for the year ended December 31, 2016 of U.S.$17,456.8 million (Ps 52,382.8 billion) represented an increase of U.S.$1,914.0 million (Ps 5,743.4 billion), or 12.3%, from U.S.$15,542.8 million (Ps 46,639.4 billion) for the previous year. This increase is primarily due to a recovery in the economic activity compared to 2015 influenced by international oil prices and commodities and an increase in credit accounts. BAC Credomatic has the only network in Central America that processes all the major brands including Visa, MasterCard, American Express and Diners Club. Furthermore, BAC Credomatic has exclusive card-issuing and merchant acquiring agreements with American Express for the Central American region.

At December 31, 2016, BAC Credomatic serviced approximately 396,344 merchant locations, with 94% of credit card authorizations processed electronically through its 305,714 point-of-sale devices.

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

Commercial banking

BAC Credomatic offers traditional commercial banking services and products. At December 31, 2016, 80.6% of BAC Credomatic’s commercial loan portfolio was distributed across Costa Rica, Honduras, Guatemala and Panamá. The remaining 19.5% was distributed among El Salvador, Nicaragua, Mexico, and regional offshore operations. The following table displays BAC Credomatic’s commercial loan portfolio by country at the dates presented.

	At December 31,
	2016			2015
	(in U.S.$ millions)(2)	(in Ps billions)		(in U.S.$ millions)(2)	(in Ps billions)
Costa Rica	1,212.5	3,638.3	20.5%	1,124.8	3,375.2	20.2%
Guatemala	1,442.7	4,329.2	24.4%	1,380.5	4,142.4	24.8%
Honduras	740.7	2,222.6	12.6%	708.1	2,124.7	12.7%
Nicaragua	688.9	2,067.3	11.7%	634.0	1,902.3	11.4%
El Salvador	462.3	1,387.2	7.8%	402.9	1,209.1	7.2%
Panamá (1)	1,360.7	4,083.0	23.1%	1,321.1	3,964.3	23.8%
Mexico	-	-	0.0%	-	-	0.0%
Corporate and eliminations	(7.1)	(21.3)	-0.1%	(11.3)	(33.8)	-0.2%
Total	5,900.8	17,706.5	100.0%	5,560.1	16,684.3	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

(2)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2016 of Ps 3,000.71.

BAC Credomatic also offers investment products, supplier and payroll ePayments, Ameritransfer (online transfer of funds among deposit accounts in BAC Credomatic’s network), online banking and foreign exchange services as part of its commercial banking platform in the region. At December 31, 2016, BAC Credomatic had more than 105,000 corporate customers, divided into three main sectors: (1) corporate, consisting of companies with over U.S.$250,000 in deposits, more than 100 employees and loans over U.S.$1,000,000, which represented 85.7% of total commercial loans; (2) midsize companies, composed of companies with deposits of U.S.$50,000 to U.S.$250,000, between 51 to 100 employees and loans between U.S.$300,000 to U.S.$1,000,000, which represented 8.5% of total commercial loans; and (3) small companies, consisting of companies with deposits of less than U.S.$50,000, fewer than 50 employees and loans under U.S.$300,000, which represented 5.8% of total commercial loans.

BAC Credomatic’s electronic transfer and payment capabilities allow corporate clients to instantly transfer funds between different commercial and consumer accounts, provided that all parties have a BAC Credomatic account. BAC Credomatic recorded over U.S.$83.1 billion (Ps 249.3 trillion) in electronic payments in 2016.

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

	At December 31,
	2016	2015	2016	2015
	(in U.S.$ billions)(1)		(in Ps trillions)
Merchant deposit transfers	17.5	15.5	52.4	46.6
Ameritransfer	6.7	6.3	20.2	18.9
Payroll ePayments	6.9	5.9	20.7	17.7
Supplier ePayments	20.4	16.5	61.2	49.5
Wire transfers	31.6	27.3	94.9	81.9
Total	83.1	75.1	249.3	214.7

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2016 of Ps 3,000.71.

Consumer banking

At December 31, 2016, as a proportion of BAC Credomatic’s total consumer loan portfolio (which does not include credit cards), mortgage loans represented 50.8%, automobile and vehicle loans represented 15.4% and other personal loans represented 33.8%. Approximately 77.3% of the total consumer loan portfolio had a maturity greater than five years. At December 31, 2016, consumer loans amounted to U.S.$5.9 billion (Ps 17.6 trillion), a 10.9% increase over U.S.$5.3 billion (Ps 15.9 trillion) at December 31, 2015. At December 31, 2016, 81.7% of BAC Credomatic’s consumer loan portfolio was distributed across Costa Rica, Honduras, Guatemala and Panamá. The remaining 18.3% was distributed among El Salvador, Nicaragua and regional offshore operations.

The following table displays BAC Credomatic’s consumer loan portfolio by country at the dates presented.

	At December 31,
	2016			2015
	(in U.S.$ millions)(4)	(in Ps billions)		(in U.S.$ millions)(4)	(in Ps billions)
Costa Rica (1)	1,965.0	5,896.3	33.5%	1,835.9	5,509.0	34.7%
Guatemala	688.2	2,065.1	11.7%	575.0	1,725.3	10.9%
Honduras	402.1	1,206.7	6.8%	374.1	1,122.5	7.1%
Nicaragua	413.2	1,240.0	7.0%	366.6	1,100.1	6.9%
El Salvador	661.1	1,983.8	11.3%	581.7	1,745.5	11.0%
Panamá (2)	1,740.9	5,224.0	29.7%	1,559.6	4,679.8	29.5%
Mexico	-	-	0.0%	-	-	0.0%
Corporate and eliminations	(0.1)	(0.4)	0.0%	0.1	0.3	0.0%
Total (3)	5,870.4	17,615.4	100.0%	5,292.9	15,882.5	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Includes loans measured at fair value.

(2)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

(3)	At December 31, 2016 and 2015, consumer loans include consumer leasing and consumer overdraft.

(4)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2016 of Ps 3,000.71.

At December 31, 2016, BAC Credomatic’s mortgage loans had an individual average mortgage loan balance of U.S.$67,633 (Ps 202.9 million) with an average loan-to-value ratio of 57.6%. Given that BAC Credomatic’s mortgage loan portfolio has no significant exposure to the higher risk sectors such as vacation homes or second-

home mortgages, it maintains a 90 days and more past due loan ratio of 1.2% and a coverage of 90 days and more past due loans of 26.6%.

Deposit activities

The following table shows BAC Credomatic’s deposit breakdown at the dates indicated. At December 31, 2016, 36.9% of BAC Credomatic’s deposit base was represented by checking deposits. Total deposits increased by 7.3% from December 31, 2015 to December 31, 2016.

	At December 31,
	2016	2015	2016	2015
	(in U.S.$ millions)(1)		(in Ps billions)
Checking deposits	4,858.9	4,755.9	14,580.1	14,271.1
Savings deposits	2,593.0	2,417.3	7,780.9	7,253.6
Time deposits	5,731.2	5,118.2	17,197.6	15,358.2
Total	13,183.1	12,291.4	39,558.5	36,882.9

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2016 of Ps 3,000.71.

Distribution network

BAC Credomatic serves its customers throughout Central America with a diversified distribution network that includes branches, kiosks (non-cash machines which provide online banking capabilities as well as a full keyboard), ATMs, a standardized online banking platform, call centers, and mobile phone banking. Additionally, BAC Credomatic’s strong point-of-sale presence in 396,344 merchant locations in Central America at December 31, 2016 allows clients to perform various transactions, including purchases, using credit or debit cards, payments of credit card balances and loyalty program services.

BAC Credomatic serves its clients through multiple channels to cover the needs of different customer segments across the region.

The following map shows BAC Credomatic’s branch distribution at December 31, 2015 and 2016.

At December 31, 2016 and 2015, BAC Credomatic had a network of 1,930 and 1,815 ATMs in the region, respectively. BAC Credomatic was the first bank in Central America to offer deposit capabilities with instant credit balance through its ATMs. Additionally, BAC Credomatic has 325 self-service kiosks.

Foreign exchange rate risk related to BAC Credomatic

We are exposed to changes in the values of current holdings and future cash flows denominated in other currencies. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates. Hedging instruments used to mitigate this risk include currency swaps and deposits as of December 31, 2016.

The foreign exchange rate risk associated with this U.S. dollar-denominated liability is hedged with the net investment that Grupo Aval maintains in BAC Credomatic through Banco de Bogotá. The difference between the U.S. dollar-denominated debt and the net investment in BAC Credomatic (including any goodwill associated with the acquisition) may result in a net U.S. dollar asset position which Grupo Aval, through Banco de Bogotá and LB Panamá may hedge with forward contracts.

In accordance with its market risk policies, BAC Credomatic maintains a U.S. dollar net asset position (long U.S. dollar position) which is intended to hedge up to 100% of its shareholders’ equity against possible devaluations of each of the local currencies in the countries where it operates against the U.S. dollar.

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

Our principal projects currently consist of the following:

•	Technological architecture: We are pursuing a new technology model, which we expect will deploy new applications in different fields of business, seek to increase efficiency and enhance the competitive advantages of our entities; and

•	Basic software activity: We are focusing on the standardization of some processes throughout our entities, such as Core Banking, ERP, MDM and mobile banking solutions.

•	We incurred Ps 906.9 billion of capital expenditures relating to information technology for the year ended December 31, 2016.

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

We follow corporate human resources policies that seek employee well-being in areas such as hiring, promotion and work-related development and training. In 2016 and 2015, we spent approximately Ps 9.4 billion and Ps 8.4 billion in corporate social responsibility initiatives, respectively.

Selected statistical data

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements included in this annual report as well as “Operating and financial review and prospects.” This information has been presented based on our financial records, which are prepared in accordance with IFRS. The selected statistical data of Grupo Aval at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited annual consolidated financial statements prepared in accordance with IFRS that are included in this annual report. The selected financial data at December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 was prepared in accordance with Colombian Banking GAAP and is incorporated in this document as Appendix A. We believe that the average data set forth herein accurately reflects in all material aspects our financial condition and results of operation at the date and for the periods specified.

Distribution of assets, liabilities and equity, interest rates and interest differential

•	Average statement of financial position has been calculated as follows: for 2016, we calculated our average statement of financial position based on balances at December 31, 2016, at September 30, 2016, at June 30, 2016, at March 31, 2016 and at December 31, 2015. For 2015, we calculated our average statement of financial position based on balances at December 31, 2015, at September 30, 2015, at June 30, 2015, at March 31, 2015 and at December 31, 2014. For 2014, we calculated our average statement of financial position based on balances at January 1, 2014 and at December 31, 2014. The average statement of financial position is usually calculated based on more than two periods of information considering that this methodology provides more accurate information. However, in the specific case of 2014, as a result of our first time adoption of IFRS, our average statements of financial position have been calculated based on two periods of information only.

Average Statement of Financial Position

For the years ended December 31, 2016, 2015 and 2014, the following table presents:

•	average balances for 2016 and 2015 calculated using actual balances for our assets and liabilities (based on a five period average) and for 2014 using actual balances for our assets and liabilities (based on beginning and end of year averages);

•	interest income earned on assets and interest paid on liabilities; and

•	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning assets for the years ended December 31,
	2016			2015			2014
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
ASSETS
Interest-earning assets
Fixed Income Investments
Domestic
Peso-denominated	12,830.2	620.1	4.8%	13,987.2	740.2	5.3%	13,090.0	510.7	3.9%
Dollar-denominated	3,372.2	85.2	2.5%	3,054.5	130.1	4.3%	2,067.9	52.6	2.5%
Total domestic	16,202.4	705.3	4.4%	17,041.7	870.2	5.1%	15,157.9	563.3	3.7%
Foreign	4,690.4	176.2	3.8%	4,396.6	201.3	4.6%	3,797.2	209.9	5.5%
Total	20,892.9	881.5	4.2%	21,438.3	1,071.5	5.0%	18,955.1	773.2	4.1%
Interbank and overnight funds
Domestic
Peso-denominated	863.0	114.7	13.3%	699.2	131.9	18.9%	592.5	195.6	33.0%
Dollar-denominated	1,053.5	20.0	1.9%	1,278.9	10.3	0.8%	640.7	12.6	2.0%
Total domestic	1,916.5	134.7	7.0%	1,978.0	142.2	7.2%	1,233.2	208.2	16.9%
Foreign	1,473.3	51.5	3.5%	862.2	49.5	5.7%	970.4	34.7	3.6%
Total	3,389.8	186.2	5.5%	2,840.2	191.7	6.8%	2,203.6	242.9	11.0%
Loans and leases (1)
Domestic
Peso-denominated	94,381.4	11,605.4	12.3%	84,286.8	8,812.4	10.5%	75,065.6	7,739.9	10.3%
Dollar-denominated	9,237.1	371.4	4.0%	10,193.3	306.2	3.0%	8,100.3	220.0	2.7%
Total domestic	103,618.5	11,976.8	11.6%	94,480.2	9,118.6	9.7%	83,165.9	7,959.9	9.6%
Foreign	40,597.6	4,502.6	11.1%	34,084.3	3,693.7	10.8%	24,269.5	2,445.9	10.1%
Total	144,216.1	16,479.3	11.4%	128,564.4	12,812.4	10.0%	107,435.4	10,405.7	9.7%
Loans and receivables (2)
Domestic
Peso-denominated	95,244.4	11,720.1	12.3%	84,986.0	8,944.4	10.5%	75,658.2	7,935.4	10.5%
Dollar-denominated	10,290.7	391.3	3.8%	11,472.2	316.5	2.8%	8,741.0	232.6	2.7%
Total domestic	105,535.0	12,111.4	11.5%	96,458.2	9,260.9	9.6%	84,399.1	8,168.0	9.7%
Foreign	42,070.9	4,554.1	10.8%	34,946.4	3,743.2	10.7%	25,239.9	2,480.6	9.8%
Total	147,605.9	16,665.5	11.3%	131,404.6	13,004.1	9.9%	109,639.0	10,648.6	9.7%
Total interest-earning assets
Domestic
Peso-denominated	108,074.6	12,340.2	11.4%	98,973.2	9,684.6	9.8%	88,748.2	8,446.1	9.5%
Dollar-denominated	13,662.9	476.5	3.5%	14,526.7	446.6	3.1%	10,808.9	285.2	2.6%
Total domestic	121,737.5	12,816.7	10.5%	113,499.9	10,131.1	8.9%	99,557.1	8,731.3	8.8%
Foreign	46,761.3	4,730.3	10.1%	39,343.0	3,944.5	10.0%	29,037.0	2,690.5	9.3%
Total interest-earning assets	168,498.8	17,547.0	10.4%	152,842.9	14,075.6	9.2%	128,594.1	11,421.8	8.9%

Total non-interest-earning assets	48,996.9	–	–	45,341.1	–	–	38,756.1	–	–

Total interest-earning and non interest-earning assets
Domestic
Peso-denominated	139,095.5	12,340.2	8.9%	123,776.6	9,684.6	7.8%	112,651.5	8,446.1	7.5%
Dollar-denominated	16,427.9	476.5	2.9%	20,214.3	446.6	2.2%	14,397.9	285.2	2.0%
Total domestic	155,523.4	12,816.7	8.2%	143,991.0	10,131.1	7.0%	127,049.4	8,731.3	6.9%
Foreign	61,972.3	4,730.3	7.6%	54,193.1	3,944.5	7.3%	40,300.7	2,690.5	6.7%
Total assets	217,495.7	17,547.0	8.1%	198,184.1	14,075.6	7.1%	167,350.2	11,421.8	6.8%

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities and equity for the years ended December 31,
	2016			2015			2014
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
LIABILITIES AND EQUITY
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	4,990.7	159.6	3.2%	3,706.6	108.4	2.9%	3,700.6	122.4	3.3%
Dollar-denominated	924.7	5.8	0.6%	1,232.6	1.2	0.1%	1,180.7	1.8	0.2%
Total domestic	5,915.3	165.4	2.8%	4,939.2	109.6	2.2%	4,881.3	124.2	2.5%
Foreign	11,330.6	93.6	0.8%	9,527.2	73.6	0.8%	6,995.6	47.1	0.7%
Total	17,245.9	258.9	1.5%	14,466.4	183.2	1.3%	11,876.9	171.3	1.4%
Savings accounts
Domestic
Peso-denominated	41,981.0	2,030.1	4.8%	40,155.0	1,335.5	3.3%	37,375.5	1,219.7	3.3%
Dollar-denominated	783.2	3.8	0.5%	474.9	3.4	0.7%	345.0	3.2	0.9%
Total domestic	42,764.2	2,033.9	4.8%	40,629.9	1,338.8	3.3%	37,720.5	1,222.9	3.2%
Foreign	7,481.2	105.9	1.4%	6,463.2	87.4	1.4%	4,623.2	58.1	1.3%
Total	50,245.5	2,139.8	4.3%	47,093.1	1,426.2	3.0%	42,343.7	1,280.9	3.0%
Time deposits
Domestic
Peso-denominated	30,102.1	2,458.4	8.2%	25,164.1	1,410.9	5.6%	21,566.0	1,070.9	5.0%
Dollar-denominated	9,155.5	150.5	1.6%	8,167.5	131.2	1.6%	5,273.3	94.4	1.8%
Total domestic	39,257.6	2,609.0	6.6%	33,331.6	1,542.2	4.6%	26,839.3	1,165.3	4.3%
Foreign	16,164.5	804.5	5.0%	14,088.5	680.7	4.8%	10,712.8	467.6	4.4%
Total	55,422.0	3,413.5	6.2%	47,420.1	2,222.8	4.7%	37,552.1	1,632.9	4.3%
Total interest bearing deposits
Domestic
Peso-denominated	77,073.8	4,648.1	6.0%	69,025.7	2,854.8	4.1%	62,642.1	2,413.0	3.9%
Dollar-denominated	10,863.3	160.1	1.5%	9,874.9	135.8	1.4%	6,799.0	99.4	1.5%
Total domestic	87,937.1	4,808.2	5.5%	78,900.7	2,990.6	3.8%	69,441.1	2,512.4	3.6%
Foreign	34,976.3	1,004.0	2.9%	30,079.0	841.7	2.8%	22,331.6	572.8	2.6%
Total	122,913.4	5,812.3	4.7%	108,979.7	3,832.2	3.5%	91,772.7	3,085.2	3.4%

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities and equity for the years ended December 31,
	2016			2015			2014
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Interbank and overnight funds (3)
Domestic
Peso-denominated	8,028.6	462.3	5.8%	8,001.4	332.3	4.2%	4,680.7	175.4	3.7%
Dollar-denominated	459.7	102.2	22.2%	414.2	1.5	0.4%	354.0	3.6	1.0%
Total domestic	8,488.3	564.6	6.7%	8,415.6	333.8	4.0%	5,034.7	179.0	3.6%
Foreign	195.4	5.6	2.9%	153.3	6.8	4.5%	117.7	6.0	5.1%
Total	8,683.6	570.2	6.6%	8,568.8	340.6	4.0%	5,152.4	185.0	3.6%
Borrowings from banks and other
Domestic
Peso-denominated	4,558.2	190.8	4.2%	3,457.2	77.3	2.2%	3,449.2	108.5	3.1%
Dollar-denominated	4,054.3	62.7	1.5%	3,663.0	49.2	1.3%	2,676.5	28.1	1.0%
Total domestic	8,612.5	253.6	2.9%	7,120.2	126.4	1.8%	6,125.7	136.6	2.2%
Foreign	11,138.7	478.2	4.3%	10,522.7	411.1	3.9%	8,202.4	287.9	3.5%
Total	19,751.2	731.7	3.7%	17,642.9	537.5	3.0%	14,328.1	424.4	3.0%
Long-term debt
Domestic
Peso-denominated	6,934.8	683.4	9.9%	7,001.6	592.7	8.5%	6,946.1	494.3	7.1%
Dollar-denominated	8,983.5	514.7	5.7%	7,383.1	375.6	5.1%	5,793.2	268.0	4.6%
Total domestic	15,918.4	1,198.1	7.5%	14,384.8	968.3	6.7%	12,739.4	762.4	6.0%
Foreign	1,192.2	80.1	6.7%	1,055.0	72.8	6.9%	699.5	41.8	6.0%
Total	17,110.6	1,278.3	7.5%	15,439.7	1,041.1	6.7%	13,438.9	804.2	6.0%
Total interest-bearing liabilities
Domestic
Peso-denominated	96,595.4	5,984.7	6.2%	87,485.9	3,857.0	4.4%	77,718.2	3,191.2	4.1%
Dollar-denominated	24,360.8	839.8	3.4%	21,335.3	562.0	2.6%	15,622.6	399.1	2.6%
Total domestic	120,956.2	6,824.5	5.6%	108,821.2	4,419.1	4.1%	93,340.8	3,590.3	3.8%
Foreign	47,502.6	1,567.9	3.3%	41,810.0	1,332.4	3.2%	31,351.2	908.4	2.9%
Total interest-bearing liabilities	168,458.8	8,392.4	5.0%	150,631.2	5,751.5	3.8%	124,692.1	4,498.7	3.6%

Total non-interest-bearing liabilities and equity	49,036.9	–	–	47,552.9	–	–	42,658.1	–	–

Total liabilities and equity	217,495.7	8,392.4	3.9%	198.184.1	5,751.5	2.9%	167,350.2	4,498.7	2.7%

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.” See “Item 11. Quantitative and Qualitative disclosure about risk – Credit Classification and Provisioning.”

(2)	Includes loans and leases and interbank and overnight funds

(3)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Changes in net interest income and expenses – volume and rate analysis

The following tables allocate by currency of denomination, the changes in our net interest income between the changes in average volume and changes in nominal rates for the year ended December 31, 2016 compared to the year ended December 31, 2015 and the year ended December 31, 2015 compared to the year ended December 31, 2014. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. You should read the following tables and the footnotes thereto in conjunction to our observations noted in “—Average statement of financial position”.

	2016 - 2015 Increase (decrease) due to changes in			2015 - 2014 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)

Interest-earning assets:

Fixed Income Investments
Domestic
Peso-Denominated	(55.9)	(64.1)	(120.0)	47.5	182.0	229.5
Dollar-Denominated	8.0	(52.9)	(44.9)	42.0	35.5	77.5
Total domestic	(47.9)	(117.0)	(164.9)	89.5	217.5	307.0
Foreign	11.0	(36.1)	(25.1)	27.4	(36.1)	(8.7)
Total	(36.9)	(153.2)	(190.0)	116.9	181.4	298.3
Interbank loans and overnight funds
Domestic
Peso-Denominated	21.8	(39.0)	(17.2)	20.1	(83.8)	(63.6)
Dollar-Denominated	(4.3)	13.9	9.7	5.1	(7.4)	(2.3)
Total domestic	17.5	(25.1)	(7.6)	25.3	(91.2)	(65.9)
Foreign	21.4	(19.4)	2.0	(6.2)	21.0	14.8
Total	38.9	(44.4)	(5.6)	19.0	(70.2)	(51.2)
Loans and leases (1)
Domestic
Peso-Denominated	1,241.3	1,551.7	2,792.9	964.1	108.5	1,072.6
Dollar-Denominated	(38.4)	103.6	65.2	62.9	23.3	86.2
Total domestic	1,202.8	1,655.3	2,858.1	1,027.0	131.8	1,158.8
Foreign	722.4	86.5	808.9	1,063.6	184.2	1,247.9
Total	1,925.2	1,741.8	3,667.0	2,090.6	316.0	2,406.6

Total interest-earnings assets
Domestic
Peso-Denominated	1,207.1	1,448.6	2,655.7	1,031.7	206.7	1,238.4
Dollar-Denominated	(34.7)	64.6	29.9	110.0	51.4	161.4
Total domestic	1,172.4	1,513.2	2,685.6	1,141.7	258.1	1,399.8
Foreign	754.8	31.0	785.8	1,084.9	169.1	1,254.0
Total interest-earnings assets	1,927.2	1,544.2	3,471.4	2,226.6	427.2	2,653.8

Interest-bearing liabilities

Checking accounts
Domestic
Peso-Denominated	41.1	10.1	51.2	0.2	(14.2)	(14.0)
Dollar-Denominated	(1.9)	6.5	4.6	0.1	(0.6)	(0.6)
Total domestic	39.1	16.6	55.8	0.2	(14.8)	(14.6)
Foreign	14.9	5.0	19.9	19.6	7.0	26.5
Total	54.0	21.7	75.7	19.8	(7.9)	11.9

Saving accounts
Domestic
Peso-Denominated	88.3	606.3	694.6	92.4	23.3	115.8
Dollar-Denominated	1.5	(1.0)	0.4	0.9	(0.7)	0.2
Total domestic	89.8	605.3	695.1	93.4	22.6	115.9
Foreign	14.4	4.1	18.6	24.9	4.4	29.3
Total	104.2	609.4	713.7	118.2	27.0	145.2

	2016 - 2015 Increase (decrease) due to changes in			2015 - 2014 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)
Time deposits
Domestic
Peso-Denominated	403.3	644.2	1,047.5	201.7	138.3	340.1
Dollar-Denominated	16.2	3.1	19.3	46.5	(9.7)	36.8
Total domestic	419.5	647.2	1,066.8	248.2	128.6	376.9
Foreign	103.3	20.6	123.9	163.1	49.9	213.0
Total	522.8	667.8	1,190.7	411.3	178.6	589.9

Interbank and overnight funds
Domestic
Peso-Denominated	1.6	128.5	130.1	137.9	19.0	156.9
Dollar-Denominated	10.1	90.6	100.7	0.2	(2.3)	(2.1)
Total domestic	11.7	219.1	230.8	138.1	16.7	154.8
Foreign	1.2	(2.4)	(1.2)	1.6	(0.7)	0.9
Total	12.9	216.7	229.6	139.7	15.9	155.6

Borrowings from banks and other
Domestic
Peso-Denominated	46.1	67.5	113.6	0.2	(31.4)	(31.2)
Dollar-Denominated	6.1	7.5	13.6	13.2	7.8	21.1
Total domestic	52.1	75.0	127.1	13.4	(23.6)	(10.1)
Foreign	26.4	40.6	67.0	90.7	32.6	123.2
Total	78.6	115.6	194.2	104.1	9.0	113.1

Long-term debt
Domestic
Peso-Denominated	(6.6)	97.3	90.7	4.7	93.7	98.4
Dollar-Denominated	91.7	47.5	139.2	80.9	26.7	107.5
Total domestic	85.1	144.7	229.8	85.6	120.4	205.9
Foreign	9.2	(1.9)	7.3	24.5	6.5	31.0
Total	94.3	142.8	237.1	110.1	126.8	236.9

Total interest-bearing liabilities
Domestic
Peso-Denominated	564.4	1,563.3	2,127.6	430.6	235.2	665.9
Dollar-Denominated	104.3	173.5	277.8	150.5	12.4	162.9
Total domestic	668,7	1,736.8	2,405.4	581.1	247.7	828.8
Foreign	187.9	47.6	235.5	333.3	90.7	424.0
Total interest-bearing liabilities	856.6	1,784.4	2,640.9	914.4	338.3	1,252.7

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.” See “Item 11. Quantitative and Qualitative disclosure about risk – Credit Classification and Provisioning.”

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the years ended December 31, 2016, 2015 and 2014.

	For the year ended December 31,
	2016	2015	2014
	(in Ps billions, except percentages)

Interbank loans and overnight funds
Domestic
Peso-denominated	863.0	699.2	592.5
Dollar-denominated	1,053.5	1,278.9	640.7
Total Domestic	1,916.5	1,978.0	1,233.2
Foreign	1,473.3	862.2	970.4
Total	3,389.8	2,840.2	2,203.6

Loans and leases (1)
Domestic
Peso-denominated	94,381.4	84,286.8	75,065.6
Foreign currency-denominated	9,237.1	10,193.3	8,100.3
Total Domestic	103,618.5	94,480.2	83,165.9
Foreign	40,597.6	34,084.3	24,269.5
Total	144,216.1	128,564.4	107,435.4

Fixed Income Investments
Domestic
Peso-denominated	12,830.2	13,987.2	13,090.0
Foreign currency-denominated	3,372.2	3,054.5	2,067.9
Total Domestic	16,202.4	17,041.7	15,157.9
Foreign	4,690.4	4,396.6	3,797.2
Total	20,892.9	21,438.3	18,955.1

Total average interest-earning assets
Domestic
Peso-denominated	108,074.6	98,973.2	88,748.2
Foreign currency-denominated	13,662.9	14,526.7	10,808.9
Total Domestic	121,737.5	113,499.9	99,557.1
Foreign	46,761.3	39,343.0	29,037.0
Total	168,498.8	152,842.9	128,594.1
Gross interest earned
Domestic
Peso-denominated	12,340.2	9,684.6	8,446.1
Foreign currency-denominated	476.5	446.6	285.2
Total Domestic	12,816.7	10,131.1	8,731.3
Foreign	4,730.3	3,944.5	2,690.5
Total	17,547.0	14,075.6	11,421.8

Net interest income (2)
Domestic
Peso-denominated	6,355.5	5,827.5	5,255.0
Foreign currency-denominated	(363.3)	(115.5)	(114.0)
Total Domestic	5,992.2	5,712.0	5,141.0
Foreign	3,162.4	2,612.1	1,782.1
Total	9,154.6	8,324.1	6,923.1

Average yield on interest-earning assets
Domestic
Peso-denominated	11.4%	9.8%	9.5%
Foreign currency-denominated	3.5%	3.1%	2.6%
Total Domestic	10.5%	8.9%	8.8%
Foreign	10.1%	10.0%	9.3%
Total	10.4%	9.2%	8.9%

Net interest margin (3)
Domestic
Peso-denominated	5.9%	5.9%	5.9%
Foreign currency-denominated	(2.7)%	(0.8)%	(1.1)%
Total Domestic	4.9%	5.0%	5.2%

	For the year ended December 31,
	2016	2015	2014
	(in Ps billions, except percentages)
Foreign	6.8%	6.6%	6.1%
Total	5.4%	5.4%	5.4%

Interest spread on loans and leases (4)
Domestic
Peso-denominated	6.3%	6.3%	6.5%
Foreign currency-denominated	2.5%	1.6%	1.3%
Total Domestic	6.1%	5.9%	6.0%
Foreign	8.2%	8.0%	7.5%
Total	6.7%	6.4%	6.3%

Interest spread on total interest-earning assets (5)
Domestic
Peso-denominated	6.2%	5.4%	5.4%
Foreign currency-denominated	(0.0)%	0.4%	0.1%
Total Domestic	4.9%	4.9%	4.9%
Foreign	6.8%	6.8%	6.4%
Total	5.4%	5.4%	5.3%

(1)	Includes immaterial amount of interest earned on loans rated “C,” “D” and “E” for each year presented.

(2)	Net interest income is calculated as interest income less interest paid and includes accrued interest, on interbank and overnight funds.

(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, determined based on monthly ending balances during the applicable period.

(4)	Interest spread on loans and leases is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing liabilities.

(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

We acquire and hold fixed income debt and equity securities for liquidity and other strategic purposes, or when required by law. In recent years, credit institutions, including our banking subsidiaries, have been required to hold certain debt securities issued by the Colombian government or government-related entities. Central Bank regulations require credit institutions to make investments in agricultural development bonds (Títulos de Desarrollo Agropecuario), or “TDAs,” issued by the Agricultural Sector Financing Fund (Fondo para el Financiamiento del Sector Agropecuario), or “Finagro.” Finagro is a development bank affiliated with the Ministry of Agriculture and finances the production and marketing activities of the agricultural and livestock sector. These securities yield below-market interest rates. The amount of these mandatory investments is calculated as a percentage of short-term deposits. Additionally our banking subsidiaries still maintain mandatory investments in reduction bonds (Títulos de Reducción de Deuda) issued by the Republic of Colombia. Under government discretion, authorities may extend the scope of current regulations or require additional disbursements on current or new mandatory investments. See “—Mandatory investments.”

The following table presents the book value of our investments in debt and equity securities, net of allowance for investment securities losses, at the dates indicated.

	At December 31,
	2016	2015	2014
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Republic of Colombia (1)	10,171.7	12,205.6	12,869.8
Securities issued or secured by other Colombian government entities	2,601.9	2,369.6	2,455.1
Securities issued or secured by other financial entities (2)	917.6	610.2	651.1
Other securities (3)	118.7	158.9	257.8
Total peso-denominated	13,809.9	15,344.3	16,233.8
Foreign currency-denominated
Securities issued or secured by the Republic of Colombia (1)	1,390.7	1,347.3	1,043.8
Securities issued or secured by foreign Central Banks	613.5	807.2	433.3
Securities issued or secured by other Colombian government entities	578.6	513.9	355.8
Securities issued by foreign governments	2,195.6	2,080.1	1,593.7
Securities issued or secured by other financial entities (2)	3,201.4	3,546.2	3,418.4
Other securities (3)	787.4	805.5	1,119.4
Total foreign currency-denominated	8,767.2	9,100.2	7,964.4
Total debt securities, net	22,577.1	24,444.5	24,198.2
Equity securities, net	2,477.4	2,218.9	2,043.1
Total investment securities, net	25,054.5	26,663.4	26,241.3

(1)	Includes Colombian Government-issued treasuries (Títulos de Tesorería), or “TES.”

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At December 31, 2016, 2015 and 2014, we held securities issued by foreign governments and in the principal amounts, as follows.

At December 31,	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)

2016
	Argentina	3.2	1,082
	Costa Rica	951.8	317,195
	Mexico	9.1	3,041
	Panamá	530.1	176.643
	United States of America	24.8	8,267
	El Salvador	85.6	28,535
	Guatemala	195.9	65,277
	Nicaragua	0.9	287
	Honduras	394.2	131,363
	Total 2016	2,195.6	731,690

2015
	Brazil	6.3	2,010
	Costa Rica	846.8	268,866
	Mexico	31.9	10,137
	Panamá	496.5	157,656
	United States of America	34.2	10,827
	El Salvador	134.9	42,829
	Guatemala	106.3	33,765
	Nicaragua	1.5	480
	Honduras	421.7	133,883
	Total 2015	2,080.1	660,453

2014
	Brazil	28.7	11,992
	Costa Rica	565.8	236,512
	Mexico	33.1	13,793
	Panamá	379.9	158,773
	United States of America	50.9	21,277
	El Salvador	49.4	20,647
	Guatemala	126.6	52,928
	Nicaragua	1.7	702
	Honduras	345.1	144,261
	Perú	12.5	5,240
	Total 2014	1,593.7	666,125

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at December 31, 2016 issued by governments or government entities.

	At December 31, 2016
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian Government	946.1	1.75%	5,620.1	6.13%	3,316.0	6.78%	289.5	7.25%	10,171.7	5.97%
Securities issued or secured by Colombian government entities	2,500.3	3.73%	72.0	8.83%	29.6	9.12%	-	-	2,601.9	3.94%
Securities issued or secured by other financial entities	454.1	8.24%	339.2	8.63%	49.6	9.90%	74.7	10.04%	917.6	8.62%
Other securities	10.5	13.41%	38.9	8.27%	68.9	6.56%	0.4	42.18%	118.7	7.85%
Total peso-denominated	3,911.0	3.80%	6,070.2	6.31%	3,464.1	6.84%	364.6	7.86%	13,810.0	5.78%

Foreign currency-denominated
Securities issued or secured by the Colombian Government	543.5	1.18%	729.3	3.01%	118.0	3.86%	-	-	1,390.7	2.36%
Securities issued or secured by foreign Central Banks	358.6	4.22%	254.9	4.91%	-	-	-	-	613.5	4.50%
Securities issued or secured by Colombian government entities	-	-	282.5	3.85%	296.0	5.05%	-	-	578.6	4.46%
Securities issued by foreign governments	754.3	4.43%	1,310.4	4.56%	130.9	4.72%	-	-	2,195.6	4.52%
Securities issued or secured by other financial entities	1,327.0	2.06%	1,600.8	2.99%	273.7	5.13%	-	-	3,201.4	2.79%
Other securities	73.6	2.24%	448.8	7.23%	247.3	9.17%	17.7	5.50%	787.4	7.34%
Total foreign currency-denominated	3,056.9	2.75%	4,626.7	4.00%	1,065.9	5.85%	17.7	5.50%	8,767.2	3.79%

Total debt securities, net	6,967.9	3.34%	10,696.9	5.31%	4,530.0	6.61%	382.3	7.75%	22,577.1	5.01%

Equity securities, net									2,477.4

Total investment securities, net									25,054.5

(1)	Yield was calculated using the internal rate of return, or “IRR,” at December 31, 2016.

At December 31, 2016, we had the following investments in securities of issuers that exceeded 10% of our controlling equity.

	December 31, 2016
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian Central government	Ministry of Finance	11,562.5	11,562.5
Securities issued or secured by Colombian government entities	Finagro	2,480.6	2,468.4
Total		14,043.1	14,030.9

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit and mortgage loans for the periods indicated.

	At December 31,
	2016	2015	2014
	(in Ps billions)
Domestic
Commercial
General purpose loans (1)	49,412.9	46,614.4	40,508.2
Loans funded by development banks	2,829.0	2,514.5	2,021.1
Working capital loans	9,593.8	10,269.9	9,388.7
Credit cards	385.5	395.8	395.4
Overdrafts	185.4	191.6	175.7
Leases	9,302.2	7,824.0	7,316.8
Interbank loans and overnight funds	1,896.3	2,557.9	1,230.4
Total commercial	73,605.1	70,368.2	61,036.2

Consumer
Credit cards	4,648.7	4,063.6	3,598.4
Personal loans	22,443.9	19,812.9	17,457.7
Automobile and vehicle loans	3,211.2	2,940.6	2,587.9
Overdrafts	33.3	38.0	44.2
Loans funded by development banks	–	0.1	0.1
General purpose loans	187.4	199.5	148.7
Working capital loans	–	0.1	–
Leases	40.0	36.8	30.9
Total consumer	30,564.5	27,091.6	23,867.8

Mortgages
Mortgages	4,823.8	3,995.5	3,015.0
Leases	902.1	762.9	625.5
Total mortgages	5,725.9	4,758.4	3,640.6

Microcredit	399.4	399.3	372.3

Total domestic	110,295.0	102,617.4	88,916.9

	At December 31,
	2016	2015	2014
	(in Ps billions)
Foreign
Commercial
General purpose loans (1)	10,961.1	11,114.1	6,798.8
Working capital loans	5,930.6	5,512.3	4,259.0
Overdrafts	323.1	334.0	226.2
Leases	655.9	642.5	432.0
Interbank loans and overnight funds	1,673.3	1,527.1	777.1
Total commercial	19,544.1	19,130.0	12,493.1

Consumer
Credit cards	7,747.0	7,177.6	4,815.0
Personal loans	5,864.5	5,461.2	3,529.9
Automobile and vehicle loans	2,525.2	2,294.0	1,536.2
Overdrafts	51.2	52.5	37.0
Leases	175.6	153.6	93.0
Total consumer	16,363.5	15,139.0	10,011.1

Mortgages	8,957.6	8,659.7	6,137.5
Total foreign	44,865.2	42,928.6	28,641.7

Total portfolio	155,160.2	145,546.0	117,558.5
Allowance for loan portfolio	(4,261.4)	(3,718.3)	(3,157.8)
Total portfolio, net	150,898.7	141,827.7	114,400.7

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

We classify our loan portfolio into the categories set forth below. Leases are included as applicable in each category:

•	Commercial loans: Commercial loans are granted to companies or individuals to carry out economic activities.

•	Consumer loans: Consumer loans are granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services.

•	Microcredit loans: Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente), or “SMMLV,” without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the SMMLV.

•	Mortgages: Mortgages are loans granted to individuals for the purchase of new or used housing or to build a home. In Colombia these loans include loans that are denominated in UVR or Colombian pesos, are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of five to 30 years. Maturity and interest rate sensitivity of loans and leases

The following table presents the maturities of our loan portfolio at December 31, 2016.

	At December 31, 2016
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Domestic
Commercial
General purpose loans	17,341.7	23,208.4	8,862.8	49,412.9
Loans funded by development banks	572.2	1,461.8	795.1	2,829.0
Working capital loans	7,929.4	1,160.9	503.5	9,593.8
Credit cards	226.8	155.9	2.8	385.5
Overdrafts	183.1	2.3	-	185.4
Leases	2,419.2	4,104.3	2,778.6	9,302.2
Interbank loans and overnight funds	1,896.3	-	-	1,896.3
Total commercial	30,568.7	30,093.7	12,942.7	73,605.1
Consumer
Credit cards	2,792.6	1,784.1	72.0	4,648.7
Personal loans	4,214.1	11,205.4	7,024.4	22,443.9
Automobile and vehicle loans	819.5	2,181.2	210.5	3,211.2
Overdrafts	32.7	0.6	-	33.3
General purpose loans	82.4	103.8	1.2	187.4
Leases	12.3	27.2	0.5	40.0
Total consumer	7,953.6	15,302.3	7,308.6	30,564.5
Mortgages
Mortgages	387.2	1,293.4	3,143.2	4,823.8
Leases	102.6	222.5	577.1	902.1
Total Mortgages	489.8	1,515.9	3,720.2	5,725.9
Microcredit	166.7	228.4	4.3	399.4
Total domestic portfolio	39,178.8	47,140.3	23,976.0	110,295.0
Foreign
Commercial
General purpose loans	1,777.2	3,283.4	5,900.5	10,961.1
Working capital loans	5,063.9	764.1	102.6	5,930.6
Overdrafts	318.3	4.9	-	323.1
Leases	35.7	527.3	92.9	655.9
Interbank loans and overnight funds	1,673.3	-	-	1,673.3
Total commercial	8,868.5	4,579.6	6,096.0	19,544.1
Consumer
Credit cards	7,012.7	518.3	216.0	7,747.0
Personal loans	179.5	2,002.2	3,682.8	5,864.5
Automobile and vehicle loans	25.3	1,319.5	1,180.4	2,525.2
Overdrafts	49.0	2.1	-	51.2
Leases	1.3	87.0	87.3	175.6
Total consumer	7,267.8	3,929.1	5,166.5	16,363.5
Mortgages	9.7	145.4	8,802.5	8,957.6
Total foreign portfolio	16,146.1	8,654.1	20,065.0	44,865.2
Total loan portfolio	55,324.8	55,794.3	44,041.0	155,160.2

The following table presents our loan portfolio due after one year and within one year or less at December 31, 2016, broken down between fixed and variable rates.

At December 31, 2016
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Peso-denominated	25,788.9
Foreign currency-denominated	4,489.4
Total	30,278.3
Fixed rate:
Peso-denominated	13,324.6
Foreign currency-denominated	11,722.0
Total	25,046.6
Total loans with maturity of one year or less	55,324.8
Loans with maturity of more than one year
Variable rate:
Peso-denominated	38,485.3
Foreign currency-denominated	10,968.8
Total	49,454.1
Fixed rate:
Peso-denominated	32,588.2
Foreign currency-denominated	17,793.0
Total	50,381.3
Total loans with maturity of more than one year	99,835.3
Total loan portfolio	155,160.2

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

	At December 31,
	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
Agricultural	3,734.6	2.4	3,719.7	2.6	3,172.7	2.7
Mining products and oil	2,018.2	1.3	2,406.9	1.7	2,534.3	2.2
Food, beverage and tobacco	7,273.6	4.7	6,080.9	4.2	4,735.4	4.0
Chemical production	5,276.2	3.4	4,929.7	3.4	4,770.1	4.1
Other industrial and manufacturing products	4,576.2	2.9	4,311.3	3.0	3,751.1	3.2
Government	3,629.8	2.3	3,356.4	2.3	2,690.1	2.3
Construction	9,959.5	6.4	9,326.2	6.4	8,067.4	6.9
Trade and tourism	2,025.2	1.3	1,712.7	1.2	1,206.3	1.0
Transportation and communications	7,814.7	5.0	7,892.4	5.4	6,458.0	5.5
Public services	5,160.8	3.3	5,051.5	3.5	4,135.1	3.5
Consumer services(1)	66,157.9	42.6	60,374.9	41.5	47,133.0	40.1
Commercial services(2)	34,587.3	22.3	34,280.8	23.6	26,352.6	22.4
Other	2,946.0	1.9	2,102.6	1.4	2,552.4	2.2
Total loan portfolio	155,160.2	100.0	145,546.0	100.0	117,558.5	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.
(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect at the relevant dates.

	Loan portfolio by type of loan
	2016	2015	2014
	(in Ps billions)
Domestic
Commercial loans	73,605.1	70,368.2	61,036.2
Commercial loans	71,708.8	67,810.2	59,805.9
Interbank loans and overnight funds	1,896.3	2,557.9	1,230.4
Consumer loans	30,564.5	27,091.6	23,867.8
Microcredit loans	399.4	399.3	372.3
Mortgages	5,725.9	4,758.4	3,640.6
Total domestic loan portfolio	110,295.0	102,617.4	88,916.9
Allowance for loans and financial lease losses	(3,642.3)	(3,189.7)	(2,749.9)
Total domestic loan portfolio, net	106,652.7	99,427.7	86,167.0

	Loan portfolio by type of loan
	2016	2015	2014
	(in Ps billions)
Foreign
Commercial loans	19,544.1	19,130.0	12,493.1
Commercial loans	17,870.7	17,602.9	11,716.0
Repo and interbank	1,673.3	1,527.1	777.1
Consumer loans	16,363.5	15,139.0	10,011.1
Mortgages	8,957.6	8,659.7	6,137.5
Total foreign loan portfolio	44,865.2	42,928.6	28,641.7
Allowance for loans and financial lease losses	(619.0)	(528.6)	(407.9)
Total foreign loan portfolio, net	44,246.0	42,400.0	28,233.8
Total loan portfolio, net	150,898.7	141,827.7	114,400.7

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

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following tables present the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
“A” Normal risk	144,464.6	93.1%	136,445.6	93.7%	109,930.6	93.5%
“B” Acceptable risk, above normal	3,939.0	2.5%	3,054.9	2.1%	2,941.6	2.5%
“C” Appreciable risk	3,438.6	2.2%	3,393.2	2.3%	2,455.3	2.1%
“D” Significant risk	2,177.0	1.4%	1,662.2	1.1%	1,414.6	1.2%
“E” Risk of non-recoverability	1,141.0	0.7%	990.1	0.7%	816.5	0.7%
Total loan portfolio	155,160.2	100.0%	145,546.0	100.0%	117,558.5	100.0%
Loan portfolio classified as “C,” “D” and ”E” as a percentage of total loan portfolio		4.4		4.2		4.0

Past due loans classified in Performing and Non-Performing Past Due loans

The following table presents our performing past due loans (from 31 days past due to 90 days past due) and our non-performing loans (more than 90 days past due).

	Past due loans
	2016	2015	2014
	(in Ps billions)
Performing past due loans
Commercial loans	258.5	346.2	303.6
Consumer loans	646.2	502.0	460.5
Microcredit loans	19.1	16.7	15.2
Mortgages	93.7	75.9	59.7
Total performing Past Due loans	1,017.5	940.9	839.0

Non-Performing Past Due loans
Commercial loans	1,483.8	1,139.9	987.3
Consumer loans	790.8	636.6	585.1
Microcredit loans	37.4	28.6	31.3
Mortgages	144.1	119.0	102.1
Total non-performing Past Due loans	2,456.1	1,924.2	1,705.8
Total domestic Past due loans	3,473.6	2,865.1	2,544.8

Foreign
Performing Past Due loans
Commercial loans	49.3	44.8	97.8
Consumer loans	343.2	316.0	224.0
Mortgages	111.7	104.6	93.3
Total performing Past Due loans	504.2	465.4	415.1

Non-Performing Past Due loans
Commercial loans	113.7	100.5	66.2
Consumer loans	285.0	228.0	153.1
Mortgages	107.2	101.7	86.0
Total non-performing Past Due loans	505.9	430.2	305.2
Total foreign Past due loans	1,010.1	895.6	720.3
Total Past Due loans	4,483.7	3,760.6	3,265.0

Past due loans classification Secured and Unsecured

The following table presents information with respect to our secured and unsecured loan portfolios 31 days past due.

	At December 31,
	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	725.6	0.5	386.2	0.3	459.2	0.4
Consumer	483.9	0.3	196.4	0.1	158.6	0.1
Microcredit	18.4	-	9.9	-	8.5	-
Mortgages	337.4	0.2	287.9	0.2	244.1	0.2
Total 31 to 360 days	1,565.3	1.0	880.4	0.6	870.4	0.8
Total past due more than 360 days	705.5	0.5	329.1	0.2	264.8	0.2
Total current	64,220.0	42.6	58,169.0	41.0	45,148.9	39.5
Total secured loan portfolio	66,490.9	44.1	59,378.5	41.9	46,284.1	40.5
Unsecured(1)
Past due 31 to 360 days
Commercial	266.2	0.2	537.1	0.4	438.4	0.4
Consumer	1,407.2	0.9	1,332.1	0.9	1,118.8	1.0
Microcredit	19.7	-	19.9	-	20.3	-
Total 31 to 360 days	1,693.1	1.1	1,889.1	1.3	1,577.5	1.4
Total past due more than 360 days	519.7	0.3	662.0	0.5	552.3	0.5
Total current	86,456.4	57.3	83,616.4	59.0	69,144.6	60.4
Total unsecured loan portfolio	88,669.3	58.8	86,167.5	60.8	71,274.5	62.3
Total loan portfolio, gross	155,160.2	102.8	145,546.0	102.6	117,558.5	102.8
Allowances	(4,261.4)	(2.8)	(3,718.3)	(2.6)	(3,157.8)	(2.8)
Total loan portfolio, net	150,898.7	100.0	141,827.7	100.0	114,400.7	100.0

(1)	Includes loans with personal guarantees.

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

	At and for the year ended December 31, 2016
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	3,179.9	263.3	227.2
Foreign	526.7	81.0	80.4
Total performing and non-performing troubled debt restructured loan portfolio	3,706.6	344.3	307.6

The following table presents a summary of our troubled debt restructured loan portfolio, classified into domestic and foreign loans.

	At December 31,
	2016	2015	2014
	(in Ps billions)
Domestic	3,179.9	2,252.7	2,046.9
Foreign	526.7	480.7	378.3
Total performing and non-performing troubled debt restructured loan portfolio(1)	3,706.6	2,733.4	2,425.3

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Allowance for loan losses

We record allowance for loan losses in accordance with IFRS. For further information regarding the regulation and methodologies for the calculation of such allowances, see Note 11 to our audited consolidated financial statements.

The following table presents the changes in the allowance for loan and financial lease losses during the periods indicated.

	Year ended December 31,
	2016	2015	2014
	(in Ps billions)
Domestic
Balance at beginning of period	3,189.7	2,749.9	2,472.5
Impairment loss on loans and accounts receivable	4,207.8	3,269.7	2,952.7
Charge-offs	(1,702.4)	(1,114.8)	(1,068.2)
Effect of difference in exchange rate	(1.1)	1.2	1.7
Reclassification -Securitization	-	-	6.9
Reversals of impairment losses on loans and accounts receivable	(2,051.7)	(1,716.3)	(1,615.7)
Balance at end of year (domestic)	3,642.3	3,189.7	2,749.9

	Year ended December 31,
	2016	2015	2014
	(in Ps billions)
Foreign
Balance at beginning of period	528.6	407.9	326.3
Impairment loss on loans and accounts receivable	776.7	517.7	316.0
Charge-offs	(652.5)	(521.6)	(308.5)
Effect of difference in exchange rate	(33.6)	124.6	74.0
Balance at end of year (foreign)	619.2	528.6	407.9
Balance at end of year total	4,261.4	3,718.3	3,157.8

Recoveries of charged-off loans are recorded on the statement of income of our bank subsidiaries under “recovery of charged-off assets” and are not included in impairment loss on loans and accounts receivable.

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At December 31,
	2016	2015	2014
	(in Ps billions)
Domestic
Commercial	1,907.8	1,754.7	1,489.6
Consumer	1,557.7	1,296.4	1,137.0
Microcredit	63.1	49.2	47.8
Mortgages	113.6	89.4	75.6
Total domestic	3,642.3	3,189.7	2,749.9

Foreign
Commercial	120.6	119.8	113.3
Consumer	468.6	385.4	270.1
Mortgages	30.0	23.4	24.5
Total foreign	619.2	528.6	407.9
Total allowance for loan losses	4,261.4	3,718.3	3,157.8

The following table presents the allocation of our allowance for loan losses by type of loan.

	At December 31,
	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	1,388.3	32.6	1,199.5	32.3	1,054.3	33.4
Loans funded by development banks	53.3	1.3	72.6	2.0	60.1	1.9
Working capital loans	207.0	4.9	234.4	6.3	170.6	5.4
Credit cards	38.3	0.9	40.2	1.1	31.1	1.0
Overdrafts	11.2	0.3	14.4	0.4	15.2	0.5
Leases	209.7	4.9	193.7	5.2	158.3	5.0
Total commercial	1,907.8	44.8	1,754.7	47.2	1,489.6	47.2
Consumer
Credit cards	351.4	8.2	297.8	8.0	256.9	8.1
Personal loans	1,025.7	24.1	855.8	23.0	764.1	24.2
Automobile and vehicle loans	165.6	3.9	126.4	3.4	99.1	3.1
Overdrafts	3.5	0.1	5.5	0.1	6.1	0.2
Loans funded by development banks	-	-	-	-	0.1	-
General purpose loans	8.8	0.2	8.5	0.2	8.2	0.3
Leases	2.6	0.1	2.3	0.1	2.5	0.1
Total consumer	1,557.7	36.6	1,296.4	34.9	1,137.0	36.0
Mortgages
Mortgages	94.1	2.2	70.6	1.9	61.6	2.0
Leases	19.5	0.5	18.8	0.5	13.9	0.4
Total mortgages	113.6	2.7	89.4	2.4	75.6	2.4
Microcredits	63.1	1.5	49.2	1.3	47.8	1.5
Total domestic	3,642.3	85.5	3,189.7	85.8	2,749.9	87.1
Foreign
Commercial
General purpose loans	87.6	2.1	86.0	2.3	85.5	2.7
Working capital loans	27.0	0.6	25.9	0.7	20.9	0.7
Overdrafts	2.3	0.1	4.0	0.1	4.5	0.1
Leases	3.7	0.1	3.8	0.1	2.4	0.1
Total commercial	120.6	2.8	119.8	3.2	113.3	3.6
Consumer
Credit cards	315.9	7.4	262.5	7.1	207.4	6.6
Personal loans	136.8	3.2	110.8	3.0	52.1	1.6
Automobile and vehicle loans	8.5	0.2	7.5	0.2	6.0	0.2
Overdrafts	6.5	0.2	4.1	0.1	4.3	0.1
Leases	0.8	-	0.5	-	0.4	-
Total consumer	468.6	11.0	385.4	10.4	270.1	8.6
Mortgages	30.0	0.7	23.4	0.6	24.5	0.8
Total foreign	619.2	14.5	528.6	14.2	407.9	12.9
Total allowance for loan and lease losses	4,261.4	100.0	3,718.3	100.0	3,157.8	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the years indicated.

	Year ended December 31,
	2016	2015	2014
	(in Ps billions)
Domestic
Commercial and consumer
General purpose loans	358.6	97.1	147.1
Loans funded by development banks	25.8	8.8	8.9
Working capital loans	47.1	23.6	28.4
Credit cards	345.2	261.8	223.6
Personal loans	762.3	550.0	547.5
Automobile and vehicle loans	61.0	48.3	54.5
Overdrafts	12.4	7.0	8.7
Leases	53.0	82.8	14.8
Total commercial and consumer	1,665.4	1,079.4	1,033.6
Mortgages and other
Mortgages	0.6	0.4	0.5
Leases	0.3	1.9	3.6
Total Mortgages and other	0.9	2.3	4.1
Microcredit	36.2	33.1	30.5
Total domestic	1,702.4	1,114.8	1,068.2
Foreign
Commercial and consumer
General purpose loans	17.2	32.7	15.6
Working capital loans	9.3	16.2	4.6
Credit cards	402.2	366.4	224.6
Personal loans	189.2	68.3	32.8
Automobile and vehicle loans	11.9	7.4	5.6
Overdrafts	14.9	15.7	9.6
Leases	0.4	1.2	0.5
Total commercial and consumer	645.1	507.9	293.3
Mortgages and other	7.5	13.7	15.2
Total foreign	652.5	521.6	308.5

Total charge-offs	2,355.0	1,636.4	1,376.7

The ratio of charge-offs to average outstanding loans for the periods indicated were as follows.

	Year ended December 31,
	2016	2015	2014
	(in percentages)
Ratio of charge-offs to average outstanding loans	1.6%	1.3%	1.3%

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

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments at December 31, 2016, 2015 and 2014. See “—Loan portfolio” above for a description of cross-border outstanding by type of foreign borrower.

	At December 31,
	2016	2015	2014
	(in Ps billions)
Loans
Commercial
Costa Rica	3,663.7	3,548.3	2,304.6
El Salvador	1,389.2	1,270.6	924.9
Guatemala	4,341.6	4,360.3	2,813.6
Honduras	2,230.6	2,237.9	1,484.6
Nicaragua	2,145.9	2,016.2	1,294.2
Panamá	4,099.8	4,169.7	2,894.0
Total Commercial	17,870.8	17,603.0	11,715.9

Consumer
Costa Rica	2,193.0	2,222.6	1,395.4
El Salvador	1,109.8	937.1	567.1
Guatemala	846.4	658.2	381.4
Honduras	495.1	454.7	294.2
Nicaragua	846.3	773.1	483.2
Panamá	3,125.8	2,915.5	2,074.0
Total Consumer	8,616.4	7,961.2	5,195.3

Mortgages
Costa Rica	3,674.2	3,531.1	2,312.5
El Salvador	873.9	894.7	652.7
Guatemala	1,232.2	1,163.5	863.3
Honduras	721.0	732.6	563.9
Nicaragua	390.0	378.2	269.1
Panamá	2,066.4	1,959.5	1,476.1
Total Mortgages	8,957.7	8,659.6	6,137.6

Credit Cards
Costa Rica	2,370.8	1,954.5	1,205.1
El Salvador	967.6	938.4	754.8
Guatemala	1,233.6	1,327.8	894.2
Honduras	1,102.2	1,047.2	701.3
Nicaragua	390.9	370.6	257.0
Panamá	1,526.0	1,377.0	872.7
Mexico	155.8	162.1	130.7
Total Credit Cards	7,746.9	7,177.6	4,815.8

	At December 31,
	2016	2015	2014
	(in Ps billions)
Total per country
Costa Rica	11,901.7	11,256.5	7,217.6
El Salvador	4,340.5	4,040.8	2,899.5
Guatemala	7,653.8	7,509.8	4,952.5
Honduras	4,548.9	4,472.4	3,044.0
Nicaragua	3,773.1	3,538.1	2,303.5
Panamá	10,818.0	10,421.7	7,316.8
Mexico	155.8	162.1	130.7
Total loans	43,191.8	41,401.5	27,864.5

Investments
Argentina	3.2	-	-
Brazil	1,149.1	1,263.3	1,261.4
Canada	-	1.7	6.3
Chile	291.6	272.3	488.0
Costa Rica	1,143.3	1,073.2	1,028.0
El Salvador	86.0	153.6	49.4
France	-	9.3	20.1
Germany	-	9.6	7.3
Guatemala	624.1	707.4	386.9
Honduras	425.1	497.3	415.1
Ireland	-	-	2.5
Mexico	46.2	85.7	207.9
Netherlands	19.2	16.7	24.7
Nicaragua	122.8	129.1	5.4
Panama	666.0	871.9	613.5
Peru	283.8	316.0	568.5
Spain	-	-	28.5
Switzerland	17.2	18.6	14.7
United Kingdom	31.1	46.4	38.6
United States of America	1,084.5	925.3	702.1
BAC San José Liquid Fund (BAC San José Fondo Líquido – Riesgo País Mixto)	38.2	16.8	43.0
Inversiones Bursatiles Credom. Riesgo País Mixto	-	2.2	2.4
Multilateral – Bladex (Foreign Trade Bank of Latin America)	88.6	130.9	104.3
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	3.1	12.9	28.5
Multilateral – Central American Bank for Economic Integration	4.4	0.3	5.3
Total investments	6,127.5	6,560.5	6,052.4

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at December 31, 2016, 2015 and 2014.

	At December 31,
	2016	2015	2014
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	10,021.2	4,237.2	5,343.0
Time deposits	40,637.8	35,490.2	30,242.0
Savings deposits	42,792.4	42,684.9	36,950.4
Total	93,451.4	82,412.3	72,535.4
Non-interest-bearing deposits:
Checking accounts	10,382.7	14,271.7	13,315.0
Other deposits (1)	159.5	245.9	267.5
Total	10,542.2	14,517.6	13,582.5
Total domestic deposits	103,993.6	96,929.9	86,117.9

	At December 31,
	2016	2015	2014
	(in Ps billions)
Foreign
Interest-bearing customer deposits:
Checking accounts	11,822.4	12,002.2	8,027.7
Time deposits	17,368.3	16,287.1	11,905.9
Savings deposits	7,781.5	7,613.2	5,303.0
Total	36,972.3	35,902.5	25,236.6
Non-interest-bearing customer deposits:
Checking accounts	2,751.9	2,919.7	2,071.0
Other deposits (1)	169.3	202.6	103.1
Total	2,921.1	3,122.3	2,174.0
Total foreign customer deposits	39,893.4	39,024.7	27,410.6
Total customer deposits	143,887.1	135,954.6	113,528.5

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following table presents time deposits, by amount and maturity at December 31, 2016.

	At December 31, 2016
	Peso- denominated	Foreign currency- denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	7,873.8	5,567.0	13,440.8
From 3 to 6 months	3,230.4	1,209.6	4,440.0
From 6 to 12 months	5,621.9	1,695.8	7,317.7
More than 12 months	10,048.4	349.1	10,397.5
Time deposits less than U.S.$100,000 (1)	4,828.1	213.7	5,041.8
Total domestic	31,602.6	9,035.2	40,637.8

Foreign	-	17,368.3	17,368.3
Total	31,602.6	26,403.6	58,006.1

(1)	U.S.$100,000 is the equivalent of Ps 300,071,000 (translated at the representative market rate of Ps 3,000.71 to U.S.$1.00 at December 31, 2016).

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At December 31,
	2016	2015	2014
	(in percentages)
ROAA: Return on average assets (1)	1.6	1.7	1.8
ROAE: Return on average equity attributable to controlling interest(2)	14.3	14.6	15.2
Average equity attributable to controlling interest as a percentage of average total assets	6.9	7.1	7.2
Period-end equity as a percentage of period-end total assets	11.0	10.6	11.9
Dividend payout ratio (3)	91.8	64.2	71.1

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	Dividend payout ratio (dividends declared on both common and preferred shares, divided by net income). Dividends for 2016 include dividends declared in September 2016 for the six-month period ended December 31 of 2016 and dividends declared in March 2017 for the twelve-month period ended March 31 of 2017.

Until 2016, Grupo Aval declared dividends semi-annually in March (from the net income generated in the six-month period between July 1 and December 31 of the previous year) and in September (from the net income generated in the six-month period between January 1 and June 30 of the ongoing year) of each year. Beginning in March 2017, the Company will start to declare dividends on an annual basis (for the twelve-month period between January 1 and December 31 of the previous year). We do not declare dividends on a quarterly basis. Dividends per 1,000 shares figures for 2016 include dividends declared in September 2016 from the net income generated in the six-month period ended June 30 of 2016 and dividends declared in March 2017 from the net income generated in the six-month period ended December 31 of 2016, to be paid in twelve equal installments between April 2017 and March 2018.

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At December 31,
	2016		2015		2014
	Amount	Nominal weighted average rate	Amount	Nominal weighted average rate	Amount	Nominal weighted average rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	6,315.7	–	9,474.9	–	4,964.4	–
Average during period	8,683.6	6.6%	8,568.8	4.0%	5,152.4	3.6%
Maximum amount of borrowing at any month-end(1)	9,656.7	–	9,474.9	–	4,964.4	–
Interest paid during the period	570.2	–	340.6	–	185.0	–

(1)	As of December 2016, 2015 and 2014, accordingly.

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

According to Article 48 of Decree 2080 of 2000 (as amended by Decree 4800 of 2010), when granting authorizations relating to foreign investment transactions made by direct shareholders of Colombian financial institutions in foreign financial entities, the Superintendency of Finance must take into account the possibility of exercising comprehensive and consolidated supervision. In addition, according to Law 1328 of 2009 and Decree 2555 of 2010: (1) direct capital investments by Colombian financial institutions in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance, and (2) indirect capital investment (i.e., through a subsidiary) in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance if: (a) the initial investment equals or exceeds 10% of the investor’s paid-in capital, (b) additional investments equal or exceed 5% of the investor’s paid-in capital or (c) the financial regulatory authority of the country where the investment is to be made has not executed a memorandum of understanding with the Superintendency of Finance. Other indirect investments do not require the approval of the Superintendency of Finance but must be reported to such entity prior to the respective investment.

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

To prepare for the implementation of the Basel III accords in Colombia, the Ministry of Finance, in consultation with the Superintendency of Finance, issued Decree 1771 of 2012 and Decree 2392 of 2015 (both amended Decree 2555 and are deemed part of it). Pursuant to these new decrees, new capital components were included within the assets to be recognized as Tier One Capital, Additional Tier One Capital and Tier Two Capital. Under Decree 2392 of 2015, credit institutions are permitted to issue debt instruments that comply with certain regulatory requirements in order to include their outstanding principal amount as a component of Tier One Capital or Tier Two Capital. These requirements include, among others, provisions of perpetuity and loss absorption mechanism for Tier One

Capital and loss absorption mechanisms for Tier Two Capital and amortization provisions in both cases. In such a case, the outstanding principal amount eligible to be included as Tier Two Capital amortizes on a straight-line, annual basis, during the five years immediately prior to their final maturity. Additionally, Decree 2392 established a transitional rule to issue debt instruments as component of Tier Two Capital meeting the requirements referred to in the preceding paragraph with the exception of the loss absorption mechanism and a special amortization rule for those debt instruments issued from December 31, 2015 to December 31, 2017 (“Transitional Tier Two Capital Instruments”). The transitional rule provides that (i) 100% of the outstanding principal amount of the Transitional Tier Two Capital Instruments that are issued from December 31, 2015 to December 31, 2017 will be eligible to be included as Tier Two Capital until December 31, 2017. Subsequently, eligibility for inclusion of these instruments as Tier Two Capital will be phased out from then on, with the base for calculation set at an amount equivalent to the outstanding principal amount of all such Transitional Tier Two Capital Instruments as of December 31, 2017 (the “Transitional Tier Two Capital Base”). Starting on January 1, 2018 and on every anniversary thereafter, the percentage of the Transitional Tier Two Capital Base eligible to be included as Tier Two Capital will decrease by 10% per year. From January 1, 2026, the Transitional Tier Two Capital Instruments will no longer be eligible to be included as a component of Tier Two Capital. Notwithstanding the foregoing, beginning on the fifth year prior to the final maturity of the Transitional Tier Two Capital Instrument, the outstanding principal amount of such instrument that will be eligible to be included as Tier Two Capital will be the lesser of (i) the amount eligible for inclusion as determined based on the immediately preceding sentences and (ii) the amount that results from amortizing the outstanding principal amount of the instrument on a straight-line, annual basis during the five years prior to its final maturity.

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

The following tables set forth the consolidated capital adequacy information under Colombian IFRS for each of our Colombian banking subsidiaries and Corficolombiana at December 31, 2016 and 2015 as calculated under the Current Definition of Technical Capital.

Banco de Bogotá

	At December 31,
	2016	2015
	(in Ps billions)
Subscribed capital	3	3
Reserves and retained earnings	13,915	10,307
Non-controlling interests	-	1,138
Unconsolidated financial sector investments	(3,459)	(33)

Plus/minus others
Goodwill	(2,635)	(2,630)
Foreign currency translation adjustments	2,946	3,588
Others	(315)	(885)
Primary capital (Tier I)	10,456	11,487
Reserves and retained earnings	295	568
Non-controlling interests	-	799
Unrealized gains/losses on debt securities available for sale(1)	(87)	(392)
Unrealized gains/losses on equity securities available for sale(1)	-	150
Subordinated bonds	5,545	3,905

Minus:
Devaluations	-	(8)
Plus/minus others	27	23
Secondary capital (Tier II)	5,780	5,045
Technical capital	16,236	16,531
Risk-weighted assets	110,307	112,228
Value at risk	579	849
Regulatory value at risk(2)	6,439	9,432
Risk-weighted assets including regulatory value at risk	116,745	121,660
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	9.0%	9.4%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	5.0%	4.1%
Solvency ratio(3)	13.9%	13.6%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco de Occidente

	At December 31,
	2016	2015
	(in Ps billions)
Subscribed capital	5	5
Reserves and retained earnings	3,304	3,103
Non-controlling interests	7	7
Unconsolidated financial sector investments	(166)	(141)

Plus/minus others:
Goodwill	-	-
Foreign currency translation adjustments	(4)	(10)
Others	(116)	-
Primary capital (Tier I)	3,029	2,964
Reserves and retained earnings	37	79
Non-controlling interests	6	3
Unrealized gains/losses on debt securities available for sale(1)	1	(117)
Unrealized gains/losses on equity securities available for sale(1)	29	48
Subordinated bonds	631	400

Minus:
Devaluations	(15)	(1)
Plus/minus others	84	8
Secondary capital (Tier II)	772	420
Technical capital	3,801	3,384
Risk-weighted assets	28,355	29,243
Value at risk	111	144
Regulatory value at risk(2)	1,233	1,600
Risk-weighted assets including regulatory value at risk	29,589	30,843
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	10.2%	9.6%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.6%	1.4%
Solvency ratio(3)	12.8%	11.0%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco Popular

	At December 31,
	2016	2015
	(in Ps billions)
Subscribed capital	77	77
Reserves and retained earnings	1,877	1,752
Non-controlling interests	28	27
Unconsolidated financial sector investments	(185)	(3)

Plus/minus others:
Goodwill	(42)	(18)
Foreign currency translation adjustments	-	-
Others	-	-
Primary capital (Tier I)	1,756	1,835
Reserves and retained earnings	0	8
Non-controlling interests	-	-
Unrealized gains/losses on debt securities available for sale(1)	(18)	88
Unrealized gains/losses on equity securities available for sale(1)	6	6
Subordinated bonds	300	-

Minus:
Devaluations	(1)	(0)
Plus/minus others	60	3
Secondary capital (Tier II)	347	104
Technical capital	2,103	1,940
Risk-weighted assets	17,580	15,675
Value at risk	121	151
Regulatory value at risk(2)	1,340	1,674
Risk-weighted assets including regulatory value at risk	18,920	17,349
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	9.3%	10.6%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.8%	0.6%
Solvency ratio(3)	11.1%	11.2%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco AV Villas

	At December 31,
	2016	2015
	(in Ps billions)
Subscribed capital	22	22
Reserves and retained earnings	996	947
Non-controlling interests	-	-
Unconsolidated financial sector investments	(16)	(17)

Plus/minus others:
Goodwill	-	-
Foreign currency translation adjustments	-	-
Others	-	-
Primary capital (Tier I)	1,002	953
Reserves and retained earnings	119	81
Non-controlling interests	-	-
Unrealized gains/losses on debt securities available for sale(1)	(20)	(72)
Unrealized gains/losses on equity securities available for sale(1)	1	1
Subordinated bonds	-	-

Minus:
Devaluations	-	-
Plus/minus others	17	15
Secondary capital (Tier II)	117	26
Technical capital	1,119	979
Risk-weighted assets	8,775	7,765
Value at risk	89	110
Regulatory value at risk(2)	993	1,226
Risk-weighted assets including regulatory value at risk	9,768	8,991
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	10.3%	10.6%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.2%	0.3%
Solvency ratio(3)	11.5%	10.9%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Corficolombiana

	At December 31,
	2016	2015
	(in Ps billions)
Subscribed capital	2	2
Reserves and retained earnings	2,740	2,439
Non-controlling interests	-	-
Unconsolidated financial sector investments	(32)	(38)

Plus/minus others:
Goodwill	-	-
Foreign currency translation adjustments	10	10
Others	(472)	(142)
Primary capital (Tier I)	2,247	2,271
Reserves and retained earnings	120	264
Non-controlling interests	-	-
Unrealized gains/losses on debt securities available for sale(1)	(30)	(160)
Unrealized gains/losses on equity securities available for sale(1)	335	318
Subordinated bonds	-	-

Minus:
Devaluations	(60)	(28)
Plus/minus others	-	-
Secondary capital (Tier II)	364	394
Technical capital	2,611	2,665
Risk-weighted assets	5,437	6,216
Value at risk	151	276
Regulatory value at risk(2)	1,677	3,066
Risk-weighted assets including regulatory value at risk	7,114	9,282
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	31.6%	24.5%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	5.1%	4.2%
Solvency ratio(3)	36.7%	28.7%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

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

External Resolution 9 of 2013 of the Board of Directors of the Colombian Central Bank provides mandatory guidelines for foreign currency positions of financial institutions, including the following:

•	The average of a bank’s foreign currency position for three business days cannot exceed the equivalent in foreign currency of 20.0% of the bank’s technical capital. Currency exchange intermediaries such as Banco de Bogotá are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5.0% of its technical capital. From July 6, 2016 and in accordance with article 1 of the External Resolution 1 of 2016, an article that will be in force on July 6, 2016, the average of a bank’s foreign currency position for three business days will not have any limits. At December 31, 2016, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions of U.S.$4.9 million, U.S.$2.8 million, U.S.$2.6 million and U.S.$-0.04 million, respectively, which fell within these regulatory guidelines.

•	Foreign currency position in cash is defined as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days’ average foreign currency position in cash cannot exceed 50.0% of the bank’s technical capital. Currency exchange intermediaries such as Banco de Bogotá are permitted to hold a three business days’ average negative foreign currency position in cash not exceeding the equivalent in foreign currency of 20.0% its technical capital. At December 31, 2016, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions in cash of U.S.$-243.3 million, U.S.$-9.7 million, U.S.$1.8 million and U.S.$-0.04 million, respectively, which fell within these regulatory guidelines; and

•	Gross position of leverage, defined as (1) the value of the rights and obligations of term contracts denominated in foreign currency, plus (2) the value of transactions denominated in foreign currency to be settled in cash within one or more days, and (3) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. External Resolution 9 of 2013 (as amended by External Resolution 1 of 2016) of the Board of Directors of the Colombian Central Bank establishes that the average of a bank’s gross position of leverage for three business days cannot exceed 550.0% of the technical capital of such bank. In calculating the gross position of leverage, External Resolution 9 of 2013 of the Board of Directors of the Colombian Central Bank excludes any foreign exchange transactions that intermediaries of the FX Market perform as local suppliers of liquidity of foreign currency using the Systems of Compensation and Liquidation of Currencies when there is a breach of payment by a participant. At December 31, 2016, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had an unconsolidated gross position of leverage of U.S.$7,209.2 million, U.S.$4,012.6 million, U.S.$10.2 million and U.S.$0.0 million, respectively, which fell within these regulatory guidelines.

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

At December 31, 2016, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on an unconsolidated basis was Ps 1,497.3 billion for unsecured loans and Ps 3,743.2 billion for secured loans. Banco de Occidente’s lending limit per borrower on an unconsolidated basis was Ps 378.4 billion for unsecured loans and Ps 946.0 billion for secured loans, Banco Popular’s lending limit per borrower on an unconsolidated basis was Ps 205.8 billion for unsecured loans and Ps 514.6 billion for secured loans, and Banco AV Villas’ lending limit per borrower on an unconsolidated basis was Ps 111.9 billion for unsecured loans and Ps 279.7 billion for secured loans.

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

Non-residents are permitted to hold portfolio investments in Colombia, through a registered stock brokerage firm, a trust company or an investment firm. Investors would only be allowed to transfer dividends abroad after the foreign investment registration procedure with the Colombian Central Bank has been completed. The failure of a non-resident investor to report or register foreign exchange transactions with the Colombian Central Bank relating to investments in Colombia on a timely basis may prevent the investor from remitting dividends, or an investigation that may result in a fine, may be commenced.

Allowance for Loan Losses

Under Colombian IFRS, calculation of allowances for loan losses in the separate financial statements of Colombian credit institutions differs from the way in which such allowances are calculated in their consolidated financial statements. Separate financial statements of credit institutions must follow the Superintendency of Finance guidelines relating to allowances for loan losses established in the Basic Accounting and Financial Circular, which refer to the adoption by credit institutions of the Sistema de Administración de Riesgo de Crédito (credit risk administration system), or “SARC,” (for its initials in Spanish).

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

Moreover, any beneficial owner of more than 25.0% of the outstanding shares with voting rights of a company who wants to acquire additional shares of the company representing more than 5.0% of the company’s outstanding shares with voting rights may only do so by making a tender offer directed to all holders of such company’s shares, following the procedures established by the Colombian Superintendency of Finance.

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

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (approximately U.S.$5,332.7) or more must be effected through the Colombian Stock Exchange. At December 31, 2016, one UVR equaled Ps 242.5 and 66,000 UVRs equal Ps 16,001,786.

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

During the period of the Superintendency of Finance’s possession (which ends when the liquidation process begins), Colombian banking laws prevent any creditor of the bank from (1) initiating any procedure for the collection of any amount owed by the bank, (2) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations, (3) placing a lien or attachment on any of the assets of the bank to secure payment of any of its obligations, or (4) making any payment, advance or compensation or assuming any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems.

In the event that the bank is liquidated, the Superintendency of Finance must, among other measures, provide that all term obligations of the bank are due and payable at the date when the order to liquidate becomes effective.

During the liquidation process bank deposits and other types of saving instruments will be excluded from the liquidation process and, claims of creditors, as a general rule, rank as follows: (i) the first class of credits includes the court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax authorities’ credits regarding national and local taxes; (ii) the second class of credits comprises the credits secured by a security interest on movable assets; (iii) the third class of credits includes the credits secured by real estate collateral, such as mortgages; (iv) the fourth class of credits contains some other credits of the tax authorities against the debtor that are not included in the first class of credits and credits of suppliers of raw materials and input to the debtor; and (v) finally, the fifth class of credits includes all other credits without any priority or privilege; provided however, which among credits of the fifth class, subordinated credits shall be ranked junior to the external liabilities (pasivos externos) senior only to capital stock. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to completing full distribution in the prior category.

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

Insolvency Law

On July 12, 2012, the Colombian Congress enacted Law 1564, which provides insolvency protection for non-merchant individuals. Under the new insolvency regulation, which came into effect on October 1, 2012, once a non-merchant individual has ceased paying his or her debts, which individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with his or her creditors. The terms of any agreement reached with two or more creditors that represent more than 50% of the total amount of the claims against such individual will be mandatorily applicable to all relevant creditors. The law also provides for increased debtor protections, including an automatic stay for a maximum of 90 days.

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

Tax Reforms

Law 1607 of 2012

On December 26, 2012, the Colombian Congress enacted Law 1607, introducing a series of reforms to the Colombian tax system, which came into effect in 2013. Law 1607 of 2012 created a new income tax, denominated income tax for equality, or “CREE,” levied on the fiscal year’s gross revenues (excluding windfall amounts) less returns, rebates, and discounts; certain types of income; costs; certain deductions; and income exempt under the Andean Pact.

The CREE tax rate was initially set at 9% for the years 2013, 2014 and 2015. Subject to certain deductions, the CREE tax rate was amended in 2014 by Law 1739 of 2014, to reflect a surcharge resulting in a rate of 14% for 2015, 15% for 2016, 17% for 2017 and 18% for 2018. The CREE tax was levied on Colombian corporations and legal entities that have the obligation to file an income tax return in Colombia, such as us and our subsidiaries, as well as on foreign entities that have the obligation to file an income tax return in Colombia. Additionally, Law 1607 of 2012 reduced the general income tax rate from 33% to 25% for companies incorporated in Colombia and for the domestic source income earned by their branches and permanent establishments in Colombia.

Law 1607 of 2012 further established rules concerning the tax basis of assets and capital stock and amended prior rules to determine when dividends or share participations are not subject to tax, and also provided for a transition to IFRS. It also introduced a series of changes to the VAT rates, which positively affect our business and the business of our subsidiaries, by lowering the VAT rate from 16% to 0% on the purchase and sale of foreign currency as well as on financial derivatives and has a less favorable effect by establishing a 16% VAT rate for leasing agreements, compared to the 10% rate in force before the reform, generating higher costs for these operations.

Other reforms concerning financial institutions included the introduction of amendments to taxes on foreign capital investment portfolio income. Law 1607 of 2012 also provided that indebtedness obtained abroad by financial cooperatives, commercial finance companies, as well as certain government-owned finance agencies such as Bancoldex, Finagro and Findeter, does not generate income for Colombian tax purposes and is not deemed to be held in Colombia, as was already the case for banks and financial corporations. Furthermore, this law set forth that the returns generated by the stabilization reserve maintained by pension fund managers would be exempted from income tax, with a positive impact for Porvenir, taking into account that the stabilization reserve is equivalent to 1.00% of the funds it manages.

Finally, some rules designed for individual taxpayers, for example, the imposition of more burdensome conditions for obtaining tax deductions for contributions made to the voluntary pension funds and to the savings accounts for the promotion of construction, may also have a significant effect on the business of financial institutions. See “Item 3. Key information—A. Selected financial and operating data—Risk factors—Risks relating to Colombia and other countries in which we operate—New or higher taxes resulting from changes in tax regulations or the interpretation thereof Colombia and other countries in which we operate could adversely affect our results of operations and financial condition.”

Law 1739 of 2014

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

For Colombian IFRS accounting purposes, this new tax obligation may be recorded against retained earnings instead of net income for the respective year. Accordingly, Grupo Aval has recorded this tax obligation against retained earnings. Under IFRS this tax obligation was recorded in the income statement.

Law 1819 of 2016

In addition to the tax reforms introduced in 2012 and 2014, on December 29, 2016, the Colombian Congress enacted Law 1819, introducing substantial changes to the then current tax legal framework, including among others, the following:

•	Taxation on Dividends: Dividends distributed from profits generated from January 1, 2017 onwards will be subject to a withholding tax as follows:

o	In the case of Colombian-Resident Individuals: a. No withholding tax will apply if the dividends received do not exceed 600 UVTs (equivalent to Ps 19,115,400 (U.S.$6,370.29)), b. a 5% withholding tax will apply for dividends received between 600 UVTs (defined below) and 1000 UVTs (equivalent to Ps 31,859,000 (U.S.$10,617.25)) and c. a 10% withholding tax will apply for dividends received in excess of 1000 UVTs. However, to the extent the dividend distribution is made out of profits that were not taxed at the entity level (i.e. because of the application of some tax benefit), the distribution will be subject to a 35% withholding tax. In such case, the applicable dividend tax withholding will apply to the distributed amount, net of the 35% withholding.

o	In the case of Non Colombian-Resident Individuals and Foreign Corporations: As a general rule, a 5% withholding tax will apply to dividends paid to Non-Colombian individuals and Foreign Corporations. However, to the extent the dividend distribution is made out of profits that were not taxed at the entity level (i.e. because of the application of some tax benefit), the distribution will be subject to a 35% withholding tax. In such case, the applicable 5% tax withholding will apply to the distributed amount, net of the 35% withholding.

“UVT” or “Unidad de Valor Tributario” refers to a tax unit established each year by the Colombian Tax Authority (“DIAN”) for the calculation of tax returns. UVT for 2017 amounts to Ps.31,859 (U.S.$10.62).

•	Corporate Income Tax: Law 1819 of 2016 merged the income tax for equality (or CREE, established in 2012 by Law 1607) into the general income tax, establishing a single income tax. This single income tax rate is 34% for 2017 and 33% for 2018 and thereafter. In addition, the tax reform established a surtax of 6% and 4% for 2017 and 2018, respectively, which applies on taxable income in excess of Ps800 million (approx. U.S.$266,000). This change implies that the corporate income tax rate in Colombia will decrease from 40% in 2016 and 2017 to 33% in 2019, as explained below:

Tax Item	2016	2017	2018	2019 onwards
Income Tax	25%	34%	33%	33%
CREE	9%	0%	0%	0%
Surtax	6%	6%	4%	0%
Total Nominal Tax	40%	40%	37%	33%

•	Value Added Tax: The reform generally set the VAT rate at 19%, providing a 5% rate for certain goods and services. Most of the basic goods, however, were declared exempt of the VAT.

•	Non-cooperative jurisdictions with low or no taxation and preferential tax regimes: The reform established a new legal framework that replaces the tax havens regime, and provides that certain jurisdictions may be subject to tax haven treatment. The new legal framework establishes a higher tax-withholding rate on Colombian source payments to those jurisdictions and entities considered part of a preferential tax regime.

•	Controlled Foreign Companies (“ECE”): Law 1819 of 2016 establishes a Controlled Foreign Companies regime. This regime will only apply to Colombian tax residents (individuals or entities) that directly or indirectly hold a stake equal to or greater than 10% of the capital of a foreign entity or its profits. Controlled Foreign Companies include investment vehicles, such as subsidiaries, trusts, collective investments funds, and private interest foundations that comply with the conditions to be considered as related parties for transfer pricing purposes. Among others, for income tax purposes, net profits derived from passive income obtained by a Controlled Foreign Company will be recognized by Colombian taxpayers immediately in proportion equivalent to their participation in the Controlled Foreign Company’s capital or profits.

•	Automatic exchange of information: The reform authorizes the Colombian Tax Authorities, under certain circumstances, to collect the information necessary to comply with the automatic exchange of tax information under the international agreements. For these purposes, the beneficial owner must be an individual (not an entity) that either: (i) holds, directly or indirectly, effective control of the entity; (ii) benefits, directly or indirectly from the entity's activities or operations; or (iii) possesses, directly or indirectly, 25% or more of the entity's capital or votes.

•	Income tax for individuals: Law 1819 of 2016 eliminates the alternative minimum tax (IMAN) and simplified alternative and minimum tax (IMAS), returning to an ordinary income tax system and creating a new tax system in which the income received by individuals are classified according to their nature (Labor income, Pensions, Working capital, Non-labor income and Dividends and participations). The reform imposed the following income tax rates: a maximum rate of 33% on labor and pension income, a maximum rate of 35% on non-labor income and working capital categories, a rate of 35% for non-residents, a maximum rate of 10% for distributions (to tax residents) of dividends that were not taxed at a corporate level and 35% for distributions taxed at the corporate level.

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

Properties

Grupo Aval does not directly own any properties at December 31, 2016. We have listed below the property holdings of each of our banking subsidiaries, Corficolombiana, Porvenir and BAC Credomatic at December 31, 2016.

	Number of properties	Fair value
		(Ps billions)
Banco de Bogotá	455	543.7
Banco de Occidente	174	456.7
Banco Popular	203	418.0
Banco AV Villas	132	262.2
Corficolombiana	72	13.4
Porvenir	141	125.1
BAC Credomatic	196	581.4
Total	1,373	2,400.5

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, and the related notes thereto, and with the other financial information included in this annual report. The preparation of the financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors” and other factors discussed in this annual report. Our audited consolidated financial statements at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included in this annual report have been prepared in accordance with IFRS.

Principal factors affecting our financial condition and results of operations

Colombian Economic Conditions

The Colombian economy has expanded in recent years, driven by strong growth in areas such as capital investment, domestic consumption and exports. Colombian GDP grew at a CAGR of 3.7% in the five-year period ended December 31, 2016. Our operations are concentrated in Colombia, such that our results are linked to the country’s economic performance. Following the global financial crisis, GDP growth reached a peak of 6.6% in 2011, but business and consumer confidence deteriorated moderately due to global concerns related to the European debt crisis and GDP growth slowed down to 4.0% in 2012. Nonetheless, the pace of economic activity picked up the following year, partly supported by a set of countercyclical fiscal and monetary policies. The economy expanded 4.9% in 2013.

The economy continued strengthening throughout the first half of 2014, with annual growth accelerating to 5.2% compared to the first half of 2013. However, growth expectations for the second half of the year and for 2015 deteriorated due to the sharp decline in oil prices that began in August 2014. Oil accounted for more than half of Colombian exports, therefore the economy began to experience a large negative terms-of-trade shock in the following quarters. GDP growth ended up slowing to 4.4% in 2014.

Oil prices continued to drop throughout 2015, reaching levels not seen since 2004 by the end of the year and accumulating a decline of more than 70% since the beginning of the sell-off in the third quarter of 2014. Simultaneously, global financial conditions tightened considerably throughout the year, mainly due to an anticipation of the first interest rate hike by the U.S. Federal Reserve in more than nine years, which took place in December 2015, and due to increased concerns about a sharper slowdown of the Chinese economy. As a result of these large external shocks, the growth outlook for the Colombian economy deteriorated further. Actual GDP growth for 2015 was 3.1%.

In 2016, the economy felt the full effects of the large terms-of-trade shock that began in the second half of 2014 and continued its gradual adjustment, with GDP growth slowing further to 2%. Investment declined, mainly driven by the oil and mining sectors and by the effects of exchange rate depreciation on the price of imported capital goods, while the pace of government spending retrenched due to plummeting oil revenues, and that of household consumption moderated sharply due to the pass-through of exchange rate depreciation on inflation, which also led to tighter monetary policy.

For 2017, the Central Bank is expecting GDP to expand between 0.7% and 2.7%, with 2% growth as the most likely scenario, as the economy hits a trough and begins a gradual recovery.

The Colombian government presented a new tax reform in the second half of 2016, on top of the one approved in December 2014, in order to obtain additional funds and close potential deficits, especially considering the more challenging medium-term outlook for the oil sector. This tax reform, which was approved in December 2016, reduced and simplified corporate taxes. Some tax changes may affect our results of operations or financial condition in the short term but we believe they will benefit the country in the medium term.

The Colombian peso, despite showing volatility during the first half of the year, ended up only appreciating 4.7% against the U.S. dollar in 2016. We continue to be subject to impacts on our statement of income and/or statement of financial position derived from fluctuations in the rate of exchange of the Colombian peso, in particular, against the U.S. dollar, the currency in which most of our foreign long-term debt is denominated, and between the U.S. dollar and each of the currencies in our Central American operations, as 36.0% of our average consolidated assets for the year ended December 31, 2016 and 39.1% of our average consolidated liabilities for the year ended December 31, 2016 are foreign currency-denominated. On a consolidated basis, we have U.S.$3.6 million (Ps 10.8 trillion) of long-term debt denominated in U.S. dollars as of December 31, 2016.

Labor Markets

During the twelve months ended December 31, 2016, the Colombian unemployment rate increased to an annual average of 9.2% from a historic low (since the publication of employment statistics in 2001) of 8.9% at December 31, 2015, according to DANE. The participation rate (i.e., economically active population divided by working age population), a measure of labor supply, declined to an annual average of 64.5% at December 31, 2016, compared to 64.7% at December 31, 2015; while the employment rate (i.e., employed population divided by working age population), a measure of labor demand, also declined slightly to an annual average of 58.5% at December 31, 2016 from a historic high of 59% at December 31, 2015. Despite a moderate deterioration in 2016, the high employment rate is derived primarily from increased employment in the trade, construction, services and manufacturing sectors, while formal employment has increased substantially in recent years due to the reduction of labor costs enacted in the 2012 tax reform.

Interest Rates

Since the implementation of an inflation-targeting regime in 1999, the Colombian Central Bank has used its overnight lending rate as a mechanism to control inflation and inflation expectations. The following graph shows the monthly average Central Bank rate between 2010 and 2016.

Most recently, and in order to control the inflation increase resulting from the decline in oil prices, the Central Bank increased its overnight lending rate from 4.50% to 7.75% between August 2015 and August 2016, and kept it unchanged until December 2016. After inflation began to decline, the Central Bank began to lower its rate in order to stimulate the economy. The Central Bank rate as of April 24, 2017 stands at 7.0%.

An important portion of our banking subsidiaries’ assets are linked to the DTF and the IBR rate; accordingly, changes in both rates affect our banking subsidiaries’ net interest income. The following graph shows the monthly average DTF and three-month IBR rates between 2010 and 2016:

Three-month IBR information is only available beginning in November 2012.

As seen in the graph, both the DTF and the IBR rate follow the trend of the Central Bank rate. Since the Central Bank started to hint to the market that the tightening cycle was over, both the DTF and the IBR began to anticipate the declining cycle and currently stand below the Central Bank rate.

Inflation

Lower interest rates and stable inflation generally lead to increased consumer confidence and increased consumer demand for credit. Colombian Central Bank independence, and the adoption of an inflation-targeting regime and a free-floating exchange rate regime since 1999, have contributed to declining inflation rates and increased price stability in Colombia. The inflation rate was 1.9% for 2013, the lowest annual rate since 1954, mainly due to the effects of a series of regulatory and supply shocks during the preceding 12 months. Inflation accelerated to 3.7% at December 31, 2014 as the effects of these shocks waned, coupled with stronger domestic demand throughout the first three quarters of 2014, and as the local currency depreciated substantially in the fourth quarter due to the large decline in oil prices. Inflation continued to accelerate to 6.8% at December 31, 2015 and to a 15-year high of close to 9.0% at July 31, 2016, mainly driven by the impact of El Niño weather phenomenon on food and energy prices and by the pass-through effects of a sharper exchange rate depreciation, as a result of continued weakness in oil prices and increased turmoil in global financial markets. However, the effects of exchange rate depreciation and El Niño began to fade in the second half of 2016, driving down inflation to 5.75% at December 31, 2016 and to 5.2% at February 28, 2017. The Central Bank estimates that inflation will decline further in 2017 slightly above the upper limit of its target range of 2% to 4% by the end of the year, as the effects of these supply shocks continue to wear-off, coupled with weak domestic demand. The Colombian Central Bank’s preemptive approach with respect to monetary policy has resulted in a decrease in inflation expectations in the past few years.

Credit Volumes

Credit volumes in Colombia have grown since 2005, mainly driven by the above-mentioned factors, including lower inflation rates, decreasing interest rates and consistent economic growth. At December 31, 2013, bank credit volume growth was 13.8% and 12.8% when adjusted for securitized mortgage loan data, both as reported by the Superintendency of Finance. At December 31, 2014, bank credit volume growth was 15.6% and 15.2% when adjusted for securitized mortgage loan data. At December 31, 2015, bank credit volume growth was 15.3% and 15.1% when adjusted for securitized mortgage loan data (note that as of 2015, this figure incorporates IFRS reporting). At December 31, 2016, bank credit volume growth was 12.2% and 12.1% when adjusted for securitized mortgage loan data. We believe that Colombia offers significant opportunities to expand our business due to the country’s strong economic fundamentals and low penetration rates of domestic credit to the private sector as a percentage of GDP for banking and other financial services and products in 2015 of 47.1% as compared to 67.9% for Brazil, 111.1% for Chile, 32.7% for Mexico and 37.4% for Peru, as reported in the World Bank Development Indicators.

At December 31, 2016, Colombia’s bank loans to GDP was 45.7%, showing a 157 basis points increase versus the 43.9% level in December 31, 2015.

Reserve Requirements

The Colombian Central Bank’s reserve requirements affect our banking subsidiaries’ results of operations. The raising or lowering of these requirements directly affects our banking subsidiaries’ results by increasing or decreasing the funds available for lending.

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

Tax Policies

Changes in Colombian tax policies can significantly affect our results of operations. For 2016, the Colombian government estimates a consolidated public sector deficit of 2.4% of GDP, unchanged from 2015, and a central government deficit of 4.0% of GDP, compared to 3% of GDP in 2015, due to the ongoing decline in oil-related revenues and a further slowdown in economic activity. However, the central government deficit is expected to tighten to 3.3% of GDP in 2017 and 2.7% in 2018, as mandated by the Fiscal Rule Law.

In order to address weaknesses in fiscal accounts, the Colombian Congress enacted several laws to strengthen the fiscal regulatory regime, including the Fiscal Rule Law, along with reforms on taxes and oil and mining royalties. The improvement in the fiscal regulatory regime requires expenses to grow in line with revenues and savings from excess oil revenues, with the goal of reducing Colombian government public debt to below 30% of GDP by 2026. There can be no assurance that this goal will be achieved.

On December 29, 2016, the Congress of Colombia enacted Law 1819, a new tax reform designed to replace oil revenues and restore growth. This law reduced corporate income taxes under one unified rate, eliminated the existing wealth tax on corporate entities and introduced new taxes on dividends paid to individuals and foreign residents:

Corporate Income Tax. Until December 31, 2016, companies in Colombia had to pay an income tax rate of 25%, plus an additional income tax named “income tax for equality”, or CREE, at a rate of 9%, for a total income tax rate of 34%. The tax reform of 2014 introduced an extra charge on the CREE of 5% in 2015, 6% in 2016, 8% in 2017 and 9% in 2018, subject to certain deductions. As a result, total income tax rates increased to 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018.

Law 1819 of 2016 eliminated the CREE and introduced a single income tax rate of 33% with a transition period during 2017 and 2018. In 2017, the income tax rate will be 34%, plus an extra charge at a marginal rate of 6% for companies whose net income exceeds Ps 800 million, for a total income tax rate of 40%. In 2018 the income tax rate falls to 33%, plus an extra charge at a marginal rate of 4% for companies whose net income also exceeds PS 800 million, for a total income tax rate of 37%. The new income tax rate will be calculated under IFRS accounting basis.

Wealth Tax (Impuesto a la Riqueza). Until December 31, 2016, a wealth tax was levied on corporate entities. During 2015, 2016 and 2017, in the case of companies, and 2015, 2016, 2017 and 2018, in the case of individuals, this Wealth Tax was calculated over net equity as of January 1st of each of the respective years (subject to certain exclusions such as equity investments), according to tax accounting basis, at rates between 0.4% and 1.5%, adjusted every year. Under Colombian IFRS, this tax obligation could be recorded against retained earnings instead of net income for the respective year. Under Full IFRS, this tax obligation impacted net income. Law 1819 eliminated this tax.

Taxes on dividends. Law 1819 introduced new taxes on dividends on ordinary and preferred shares. Payments to Colombian-resident individuals exceeding Ps 18 million will be taxed at a marginal rate of 5% and those exceeding Ps 30 million will be taxed at a marginal rate of 10%, while those to Colombian corporations will not be taxed. Payments to foreign residents, both individuals and corporations, will be taxed at a rate of 5%. Nonetheless, regarding foreign residents, if the dividend distribution is made out of profits that were not taxed at the entity level (i.e., because of the application of some tax benefit), the distribution will be subject to a 35% withholding tax. In such case, the 5% dividend tax will apply to the distributed amount, net of the 35% withholding. These taxes will be charged on net income generated from January 1, 2017 onwards.

Law 1819 also introduced other modifications to various aspects of tax regulation in Colombia, including a simplified tax code, higher VAT and consumption taxes, higher Colombian income taxes, a new, simplified tax regime for small businesses, a lower tax burden on capital, a new carbon tax on fuels, improvements in capacity and tax collection efficiency of the DIAN (local tax authority), stronger measures to fight tax evasion, and extension of the financial transactions tax beyond 2018, among others.

Central American Economic Conditions

According to the IMF, for the year ended December 31, 2016, Central America was expected to post a combined GDP of U.S.$242.3 billion, ranking as the fifth largest economy in Latin America excluding Venezuela (due to inconsistencies attributed to its multiple exchange rate regime), after Brazil (nominal GDP of U.S.$1,769.6 billion), Mexico (nominal GDP of U.S.$1,063.6 billion), Argentina (nominal GDP of U.S.$541.7 billion) and Colombia (nominal GDP of U.S.$274.1 billion).

Because BAC’s and our other Central American businesses’ operations are concentrated in Central America, their results are linked to the region’s economic performance. According to the IMF, Central America’s GDP was expected to grow 4.0% in 2016, above the expected growth rate for Colombia of 2%, and is expected to grow at an annual average rate of 4.3% between 2017 and 2019, compared to Colombia’s expected average growth rate of 3.6% during the same period. The recent stronger growth rates in Central America versus Colombia result from those countries being net importers of oil and having economies closely linked to the U.S. economy, via for example remittances. Similar to the discussion above for the Colombian economic conditions, any moderation in the Central American economy will result in a slowdown in our growth rates and could increase our delinquency ratios and provisions. We expect that weak GDP growth will slow growth of lending in our Central American operations in 2017, which will in turn limit increases in net interest income. In addition, the current decline in international oil prices and any slowdown in the Central American economy may cause a deterioration in the credit profiles of certain of our borrowers in 2017, including those in the oil and affiliated sectors, which would result in an increase in non-performing loans, a deterioration in our delinquency ratios, and increased loan loss provisions.

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

See Notes 2 and 3 to our audited consolidated financial statements for a summary of the critical accounting Judgments and Estimates and principal accounting policies and practices applicable to us. There are many other areas in which we use estimates about uncertain matters, but we believe the reasonably likely effect of changed or different estimates would not be material to our financial presentation.

Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held and continues to hold a 38.3% equity interest in Corficolombiana, controlled Corficolombiana. As a result of the Amended Corficolombiana Shareholders’ Agreement, Corficolombiana’s results are presented herein as a direct reporting segment of Grupo Aval and are no longer included in the Banco de Bogotá segment. The financial statements and financial information included herein for the years ended December 31, 2015 and 2014 have been retrospectively adjusted to reflect these revised segments. The change in consolidation of Corficolombiana did not have any impact on Grupo Aval’s standalone or consolidated financial statements.

Grupo Aval

Overview

The following discussion describes the main drivers of Grupo Aval’s consolidated results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015. Further detail is provided in the discussion of the results of our banking subsidiaries.

Our net income attributable to controlling interest for the year ended December 31, 2016 increased by 4.8%, or Ps 98.5 billion, to Ps 2,139.9 billion compared to the year ended December 31, 2015. Of the Ps 98.5 billion increase, Ps 123.9 billion is derived from our Central American operations, when translated to pesos (the devaluation of the average peso to dollar exchange rate accounted for Ps 59.2 billion of the increase). Our net income attributable to controlling interest from the Colombian operations decreased by Ps 25.4 billion.

The Ps 98.5 billion increase in our consolidated net income attributable to controlling interest was mainly driven by:

(i)	a 10.0% or Ps 830.4 billion increase in net interest income. Ps 280.2 billion of such increase resulted from our Colombian operations and Ps 550.2 billion resulted from our Central American operations, when translated to pesos;

(ii)	a 16.3% or Ps 597.4 billion increase in net income from commissions and fees. Ps 195.6 billion of such increase resulted from our Colombian operations and Ps 401.7 billion resulting from our Central American operations, when translated to pesos;

(iii)	a 195.6% or Ps 479.5 billion increase in net trading income. Ps 493.2 billion of such increase resulted from our Colombian operations and was partially offset by a decrease of Ps 13.7 billion from our Central American operations, when translated to pesos; and

(iv)	a 9.6% or Ps 244.0 billion increase in total other income (expense). Ps 110.5 billion of such increase resulted from our Colombian operations and Ps 133.5 billion resulted from our Central American operations, when translated to pesos.

The above-detailed increases were partially offset by:

(i)	a 12.0% or Ps 910.7 billion increase in total other expense. Ps 333.8 billion of such increase resulted from our Colombian operations and Ps 576.8 billion resulted from our Central American operations, when translated to pesos. These increases primarily reflected a Ps 530.4 billion increase in administrative and other expenses and a Ps 419.8 billion increase in personnel expenses;

(ii)	a 45.9% or Ps 891.4 billion increase in net impairment loss on financial assets. Ps 617.9 billion of such increase resulted from our Colombian operations and Ps 273.6 billion resulted from our Central American operations, when translated to pesos;

(iii)	a 9.5% or Ps 177.9 billion increase in income tax expense. Ps 137.2 billion of such increase resulted from our Colombian operations and Ps 40.7 billion resulted from our Central American operations, when translated to pesos; and

(iv)	a 5.6% or Ps 72.7 billion increase in net income attributable to non-controlling interest. Ps 16.0 billion of such increase resulted from our Colombian operations and Ps 56.7 billion resulted from our Central American operations, when translated to pesos.

The following discussion describes the main drivers of Grupo Aval’s consolidated results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015. Further detail is provided in the discussion of the results of our banking subsidiaries.

	Grupo Aval Consolidated
	For the year ended December 31,		Change December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	17,547.0	14,075.6	3,471.4	24.7
Interest expenses	(8,392.4)	(5,751.5)	(2,640.9)	45.9
Net interest income	9,154.6	8,324.1	830.4	10.0
Impairment loss on loans and other accounts receivable, net	(3,004.2)	(2,127.7)	(876.4)	41.2
Impairment loss on other assets, net	(117.9)	(32.2)	(85.8)	266.6
Recovery of charged-off financial assets	290.4	219.7	70.8	32.2
Net impairment loss	(2,831.7)	(1,940.2)	(891.4)	45.9
Net commission and fees income	4,259.7	3,662.3	597.4	16.3
Net trading income	724.7	245.2	479.5	195.6
Other income	2,786.4	2,542.4	244.0	9.6
Other expenses	(8,519.8)	(7,609.1)	(910.7)	12.0
Income before income tax expense	5,573.8	5,224.7	349.2	6.7
Income tax expense	(2,056.9)	(1,879.0)	(177.9)	9.5
Net Income	3,516.9	3,345.7	171.3	5.1
Net income attributable to:
Controlling interest	2,139.9	2,041.4	98.5	4.8
Non-controlling interest	1,377.1	1,304.3	72.7	5.6

Net interest income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	7,914.4	5,768.1	2,146.4	37.2
Consumer loans and leases	7,312.0	6,028.2	1,283.8	21.3
Mortgage loans and leases	1,135.9	908.8	227.2	25.0
Microcredit loans and leases	116.9	107.4	9.6	8.9
Interbank and overnight funds	186.2	191.7	(5.6)	(2.9)
Interest on loans and leases	16,665.5	13,004.1	3,661.4	28.2
Interest on investments in debt securities	881.5	1,071.5	(190.0)	(17.7)
Total interest income	17,547.0	14,075.6	3,471.4	24.7
Interest expense:
Checking accounts	(258.9)	(183.2)	(75.7)	41.3
Time deposits	(3,413.5)	(2,222.8)	(1,190.7)	53.6
Savings deposits	(2,139.8)	(1,426.2)	(713.7)	50.0
Total interest expense on deposits	(5,812.3)	(3,832.2)	(1,980.0)	51.7
Borrowings from banks and others	(575.7)	(413.8)	(161.9)	39.1
Interbank and overnight funds	(570.2)	(340.6)	(229.6)	67.4
Bonds	(1,278.3)	(1,041.1)	(237.1)	22.8
Borrowings from development entities	(156.0)	(123.7)	(32.3)	26.1
Total interest expense	(8,392.4)	(5,751.5)	(2,640.9)	45.9
Net interest income	9,154.6	8,324.1	830.4	10.0

Grupo Aval’s net interest income increased by 10.0%, or Ps 830.4 billion, to Ps 9,154.6 billion in 2016 as compared to 2015, with Ps 280.2 billion of the increase explained by the Colombian operations and Ps 550.2 billion explained by the Central American operations, when translated to pesos. The increase in net interest income was mainly due to a 24.7%, or Ps 3,471.4 billion, increase in interest income (Ps 2,685.6 billion resulting from the Colombian operations and Ps 785.8 billion resulting from the Central American operations, when translated to pesos), partially offset by a 45.9% or Ps 2,640.9 billion increase in interest expense (Ps 2,405.4 billion resulting from the Colombian operations’ and Ps 235.5 billion resulting from the Central American operations, when translated to pesos). For an analysis of the evolution of the Central American net interest income excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Total interest income for Colombia’s operations increased by 26.5% or Ps 2,685.6 billion to Ps 12,816.7 billion in 2016, driven by an increase of 30.8% or Ps 2,850.6 billion to Ps 12,111.4 billion in interest income from total loans and leases (which include interest from interbank and overnight funds). Partially offsetting this increase, was a 19.0%, or Ps 164.9 billion decrease in interest income on investments in debt securities to Ps 705.3 billion. Of the increase in interest income from total loans and leases, Ps 2,858.1 billion result from increase in interest income from loans and leases, which were partially offset by Ps 7.6 billion decrease from interbank and overnight funds.

In our Colombian operations, the increase in interest income on loans and leases of Ps 2,858.1 billion was mainly driven by a 191 basis points increase in the average yield earned on loans and leases from 9.7% in 2015 to 11.6% in 2016, which resulted in an a Ps 1,655.3 billion increase in interest income. The increase in the average yield on loans and leases was in line with a 243 basis points increase in the average Central Bank rate, from 4.67% in 2015 to 7.10% in 2016, as the Central Bank imposed a contractionary monetary policy throughout most of 2016 in order to control inflation. The average interest earning loans and leases portfolio for our Colombian operations increased 9.7% or Ps 9,138.4 billion from Ps 94,480.2 billion in 2015 to Ps 103,618.5 billion in 2016, which resulted in a Ps 1,202.8 billion increase in interest income. The growth in our Colombian operations was the result of:

•	a 7.3% or Ps 4,724.7 billion increase in the average commercial loans and leases portfolio driven by increases in the balance of general purpose loans and financial leases,

•	a 13.1% or Ps 3,329.8 billion increase in the average consumer loans and leases portfolio driven by increases in the balance of personal loans, credit cards and automobile loans, and

•	a 25.7% or Ps 1,070.8 billion increase in the average interest-earning mortgage loans and leases portfolio.

In our Colombian operations, interest income on interbank and overnight funds decreased by Ps 7.6 billion from Ps 142.2 billion in 2015 to Ps 134.7 billion in 2016.

Total interest income for our Central American operations, when translated to pesos, increased by 19.9% or Ps 785.8 billion to Ps 4,730.3 billion in 2016, driven by an increase of 21.7% or Ps 810.8 billion to Ps 4,554.1 billion in interest income from total loans and leases (which include interest from interbank and overnight funds), partially offset by a 12.5% or Ps 25.1 billion decrease in interest income from investments in debt securities to Ps 176.2 billion. Of the increase in interest income from total loans and leases, Ps 808.8 billion resulted from an increase in interest income from loans and leases and Ps 2.0 billion resulted from the increase in interest from interbank and overnight funds.

Our Central American operations, when translated to pesos, increased in interest income on loans and leases by Ps 808.8 billion mainly driven by a 19.1% or Ps 6,513.3 billion increase in its average interest earning loans and leases portfolio from Ps 34,084.3 billion in 2015 to Ps 40,597.6 billion in 2016, which resulted in a Ps 722.4 billion increase in interest income. The average yield earned on loans and leases increased by 25 basis points from 10.8% to 11.1%, which resulted in an additional Ps 86.5 billion increase in interest income. The devaluation of the average peso to dollar exchange rate accounted for Ps 402.3 billion of the increase in interest income on loans and leases. For an analysis of the evolution of the Central American net interest income excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

In our Central American operations, when translated to pesos, interest income on interbank and overnight funds increased by Ps 2.0 billion from Ps 49.5 billion in 2015 to Ps 51.5 billion in 2016.

Grupo Aval’s consolidated yield on the loans and leases portfolio increased 146 basis points from 10.0% in 2015 to 11.4% in 2016.

Grupo Aval’s consolidated income on investments in debt securities decreased by 17.7% or Ps 190.0 billion to Ps 881.5 billion in 2016. This decrease is mainly explained by a decrease in the average yield on investment in debt securities from 5.0% in 2015 to 4.2% in 2016, which resulted in a Ps 146.1 billion decrease in income from investments in debt securities. Also contributing to the decrease was a 2.5% or Ps 545.4 billion decrease in the average balance of investment in debt securities from Ps 21,438.3 billion in 2015 to Ps 20,892.9 billion in 2016, which resulted in a Ps 43.9 billion decrease in interest income.

Total interest income on investments in debt securities for our Colombian operations decreased by 19.0% or Ps 164.9 billion to Ps 705.3 billion in 2016. This decrease is mainly explained by a decrease in the average yield on investment in debt securities from 5.1% in 2015 to 4.4% in 2016, which resulted in a Ps 110.0 billion decrease in income from investments in debt securities. The decrease in the average yield on investment in debt securities was explained by a decrease in fixed income securities rates in Colombia during 2016 due to a decrease in the interest rate on the Colombian Treasury Bond due 2026, which is a benchmark for tracking the movement of the fixed income rate. Also contributing to the decrease was a 4.9% or Ps 839.1 billion decrease in the average balance of investment in debt securities from Ps 17,041.5 billion in 2015 to Ps 16,202.4 billion in 2016, which resulted in a Ps 55.0 billion decrease in interest income.

Total interest income on investments in debt securities for our Central American operations, when translated to pesos, decreased by 12.5% or Ps 25.1 billion to Ps 176.2 billion in 2016. This decrease is mainly explained by an 82 basis points decrease in the average yield of investments in debt securities from 4.6% in 2015 to 3.8% in 2016 that resulted in a Ps 36.1 billion decrease in interest income. This decrease was partially offset by a 6.7% or Ps 293.7 billion increase in the average balance from Ps 4,396.8 billion in 2015 to Ps 4,690.4 billion in 2016, which resulted in a Ps 11.0 billion increase in interest income.

Grupo Aval’s consolidated interest expense increased by 45.9% or Ps 2,640.9 billion to Ps 8,392.4 billion in 2016. This increase was explained by a Ps 2,405.4 billion increase from our Colombian operations and a Ps 235.5 billion increase from our Central American operations, when translated to pesos.

Total interest expense for our Colombian operations increased by 54.4% to Ps 6,824.5 billion in 2016, driven by an increase of 60.8% or Ps 1,817.6 billion to Ps 4,808.2 billion in interest expense on interest-bearing deposits and by a 41.1% or Ps 587.8 billion increase to Ps 2,016.3 billion in interest expense on other funding (including borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities).

The increase of Ps 1,817.6 billion in interest expense on interest-bearing deposits for our Colombian operations was mainly driven by a 168 basis points increase in the average rate paid on interest-bearing deposits from 3.8% in 2015 to 5.5% in 2016, in line with the 243 basis points increase in the average Central Bank rate, from 4.67% in 2015 to 7.10% in 2016, which resulted in a Ps 1,274.0 billion increase in interest expense. The average balance of interest-bearing deposits increased by 11.5%, or Ps 9,036.4 billion, from Ps 78,900.7 billion in 2015 to Ps 87,937.1 billion in 2016, resulting in a Ps 543.7 billion increase in interest expense.

The Ps 587.8 billion increase in interest expense on other funding for our Colombian operations was mainly driven by a 133 basis points increase in the average rate paid on other funding, consistent with the increase in average Central Bank rate mentioned above, which resulted in a Ps 438.9 billion increase in interest expense. Also contributing to this increase was a 10.4% or Ps 3,098.6 billion increase in the average balance of other funding from Ps 29,920.5 billion in 2015 to Ps 33,019.1 billion in 2016, which resulted in a Ps 148.9 billion increase in interest expense.

Total interest expense for our Central American operations, when translated to pesos, increased by 17.7%, or Ps 235.5 billion, to Ps 1,567.9 billion in 2016, driven by an increase of 19.3%, or Ps 162.4 billion to Ps 1,004.0 billion in interest expense on interest-bearing deposits and by a 14.9%, or Ps 73.1 billion to Ps 563.9 billion increase in interest expense on other funding (including borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities).

The Ps 162.4 billion increase in interest expense on interest-bearing deposits for our Central American operations was mainly driven by a 16.3%, or Ps 4,897.3 billion, increase in LB Panamá’s average interest-bearing deposits from Ps 30,079.0 billion in 2015 to Ps 34,976.3 billion in 2016, which resulted in a Ps 132.6 billion increase in interest expense. The average rate paid on interest-bearing deposits increased by 7 basis points from 2.8% in 2015 to 2.9% in 2016, resulting in a Ps 29.7 billion increase in interest expense.

The increase in interest expense on other funding for our Central American operations of Ps 73.1 billion was driven by a 6.8%, or Ps 795.4 billion, increase in LB Panamá’s average balance of other funding from Ps 11,730.9 billion in 2015 to Ps 12,526.4 billion in 2016, which resulted in a Ps 36.9 billion increase in interest expense. The average rate paid on other funding increased by 32 basis points from 4.2% in 2015 to 4.5% in 2016, which resulted in a Ps 36.3 billion increase in interest expense.

Grupo Aval’s consolidated average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 10.2%, or Ps 15,655.9 billion, to Ps 168,498.8 billion in 2016 and the net interest income increased by 10.0%, or Ps 830.4 billion to Ps 9,154.6 in 2016. Grupo Aval’s consolidated net interest margin remained basically unchanged at 5.4% for both 2015 and 2016. The interest spread between the average rate on loans and leases and the average rate paid on interest-bearing deposits increased by 25 basis points from 6.4% to 6.7% over the same period. This increase was driven by a faster repricing on our loans and leases portfolio than in our interest-bearing deposits.

Net impairment loss

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(2,673.9)	(1,986.8)	(687.1)	34.6
Impairment loss on accrued interest and other receivables, net	(330.3)	(141.0)	(189.3)	134.3
Impairment loss on investments in debt and equity securities	(80.3)	(6.2)	(74.1)	1,190.9
Impairment loss on noncurrent assets held for sale	(37.6)	(26.0)	(11.7)	45.0
Recovery of charged-off financial assets	290.4	219.7	70.8	32.2
Recovery of impairment loss on investments in debt and equity securities	-	-	-	-
Recovery of impairment loss on noncurrent assets held for sale	-	-	-	-
Net impairment loss	(2,831.7)	(1,940.2)	(891.4)	45.9

	Year ended December 31,				Change, 2016 vs. 2015
	2016		2015		Loans at least 91 days past due	Delinquency Ratio
	Loans at least 91 days past due	Delinquency Ratio (1)	Loans at least 91 days past due	Delinquency Ratio (1)	#	%
	(in Ps billions)
Delinquency Ratios	2,962.0	2.0%	2,354.4	1.7%	607.6	0.3
Colombian Operations	2,456.1	2.4%	1,924.2	2.0%	532.0	0.3
Commercial loans	1,483.8	2.1%	1,139.9	1.8%	343.9	0.4
Consumer loans	790.8	2.8%	636.6	2.5%	154.2	0.2
Mortgage loans	144.1	2.8%	119.0	2.9%	25.1	(0.1)
Microcredit loans	37.4	9.4%	28.6	7.5%	8.7	2.0
Central American Operations	505.9	1.2%	430.2	1.0%	75.7	0.1
Commercial loans	113.7	0.6%	100.5	0.6%	13.3	0.1
Consumer loans	285.0	1.7%	228.0	1.5%	57.0	0.2
Mortgage loans	107.2	1.2%	101.7	1.2%	5.4	0.0
Microcredit loans	-	N.A.	-	N.A.	-	N.A.

(1)	Calculated as 91 days past due loans divided by total gross loans excluding interbank and overnight funds.

Net impairment loss for Grupo Aval’s consolidated operations increased by 45.9% or Ps 891.4 billion in 2016 as compared to 2015, with Ps 617.9 billion explained by Colombian operations and Ps 273.6 billion explained by Central American operations, when translated to pesos. The ratio of impairment loss on loans and other accounts receivable, net to average balance of loans and leases for the consolidated operations was 1.7% in 2015 and 2.1% in 2016.

The Ps 617.9 or 43.8% billion increase in net impairment loss resulting from our Colombian operations, was mainly driven by a Ps 419.9 billion increase in impairment loss on loans and leases, net, a Ps 190.1 billion increase in impairment loss on accrued interest and other receivables, net, a Ps 74.1 billion increase in impairment on investments in debt and equity securities (Ps 63.9 billion increase in the impairment of our corporate debt fixed income portfolio related to exposure to Oi S.A. and Telemar Norte Leste S.A., Ps 6.1 billion related to the impairment in Concesionaria Ruta del Sol S.A.S., and Ps 4.0 billion related to associates of Promigas, see Corficolombiana’s MD&A (“—Corficolombiana”)), and Ps 5.6 billion increase in impairment loss on noncurrent assets held for sale. These increases were partially offset by a Ps 71.8 billion increase in recoveries of charged-off assets.

The increase in impairment loss on loans and leases, net was driven by a 9.7% increase in the average balance of loans and leases and deterioration in the delinquency ratio (measured as loans 91 days past due as a percentage of total gross loans) for our Colombian operations from 2.0% in 2015 to 2.4% in 2016. The ratio of impairment loss on loans and accounts receivable, net to average balance of loans and leases was 1.7% in 2015 and 2.1% in 2016. The increase in the cost of risk was derived from the deterioration of the portfolio, which was expected to occur in a low GDP growth scenario, and some one-time provisions associated with particular clients, such as the Ps 86.1 billion provision of Pacific Exploration & Production Corp., which by itself accounted for 8 basis points of the deterioration in the cost of risk of the Colombian operations.

The Ps 273.6 billion increase in net impairment losses resulting from our Central American operations, when translated to pesos, is mainly explained by a Ps 267.3 billion increase in impairment loss on loans and leases, net and by a Ps 6.1 billion increase in impairment loss on noncurrent held for sale assets. The devaluation of the average peso to dollar exchange rate accounted for Ps 56.5 billion of the increase in net impairment losses. For an analysis of the evolution of the Central American net impairment loss on financial assets excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Impairment loss on financial assets”). The ratio of net impairment loss on loans and leases to average balance of loans and leases for our Central American operations was 1.5% in 2015 and 1.9% in 2016. The country which contributed the most to the deterioration of the credit risk was Guatemala.

Charge-offs for Grupo Aval’s consolidated operations increased by Ps 718.5 billion from Ps 1,636.4 billion in 2015 to Ps 2,355.0 billion in 2016. The ratio of charge-offs to average balance of loans and leases increased from 1.3% in 2015 to 1.6% in 2016. Charge-offs for our Colombian operations increased by Ps 587.6 billion and for our Central American operations by Ps 130.9 billion.

Grupo Aval’s consolidated coverage ratio for loans 91 days past due was 143.9% in 2016 versus 157.9% in 2015. In our Colombian operations the ratio went from 165.8% in 2015 to 148.3% in 2016, and in our Central American operations it went from 122.9% in 2015 to 122.4% in 2016.

The recovery of charged-off assets increased Ps 70.8 billion, driven by increases in the recoveries of Ps 71.8 billion from Grupo Aval’s Colombian operations. The increase was partially offset by a Ps 1.0 billion decrease in the recoveries from the Central American operations.

Net commissions and fee income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Commissions and fee income:
Banking fees	3,593.3	3,095.3	498.0	16.1
Bonded warehouse services	186.1	167.3	18.7	11.2
Trust activities	275.7	233.9	41.8	17.9
Pension and severance fund management	824.1	787.7	36.4	4.6
Commission and fee income	4,879.2	4,284.2	595.0	13.9
Commission and fee expenses	(619.5)	(621.9)	2.4	(0.4)
Net commission and fee income	4,259.7	3,662.3	597.4	16.3

Net commission and fee income for Grupo Aval’s consolidated operation increased by 16.3% or Ps 597.4 billion in 2016 as compared to 2015, with Ps 195.6 billion explained by our Colombian operations and Ps 401.7 billion explained by our Central American operations, when translated to pesos.

The 9.0% or Ps 195.6 billion increase in net commission and fee income resulting from our Colombian operations, was mainly driven by a Ps 95.0 billion increase in banking fees, a Ps 41.8 billion increase in trust activities, a Ps 30.7 billion increase in pension and severance fund management, a Ps 18.7 billion increase in bonded warehouse services, and a Ps 9.4 billion decrease in commissions and fee expenses. Such growth in net fees was aligned with growth of the balance sheet and a solid performance of our pension fund manager, Porvenir.

The 27.1% or Ps 401.7 billion increase in net commission and fee income resulting from our Central American operations, when translated to pesos, is mainly explained by a Ps 403.0 billion increase in banking fees and a Ps 5.7 billion increase in pension and severance fund management. These increases were partially offset by a Ps 7.0 billion increase in commission and fee expenses. The devaluation of the average peso to dollar exchange rate accounted for Ps 156.7 billion of the increase in net commission and fee income. For an analysis of the evolution of the Central American Net income from commissions and fees excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net income from commissions and fees”).

Net trading income

Grupo Aval’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

During 2016, Grupo Aval’s net trading income came in at Ps 724.7 billion, Ps 479.5 billion or 195.6% higher than the Ps 245.2 billion obtained in 2015. Of such increase, Ps 493.2 billion resulted from our Colombian operations and were partially offset by a Ps 13.7 billion decrease from our Central American operations, when translated to pesos. Of the consolidated Ps 479.5 billion increase in net trading income, Ps 311.4 billion resulted from an increase in net trading income from investment securities held for trading through profit or loss and Ps 168.1 billion resulted from an increase in net trading income from derivatives.

The increase in net trading income from investment securities held for trading through profit or loss was mainly driven by an increase in the average yield which went from 3.5% in 2015 to 11.7% in 2016, resulting in a Ps 441.5 billion increase in income. The average balance of Grupo Aval’s consolidated fixed income and equity investments held for trading through profit or loss portfolio decreased by 20.7%, or Ps 1,111.3 billion, to Ps 4,224.7 billion, resulting in Ps 130.0 billion decrease in income.

For the Colombian operations, net trading income from investment securities held for trading through profit or loss increased by 109.7% or Ps 179.6 billion from Ps 163.7 billion in 2015 to Ps 343.3 billion in 2016. The increase was mainly explained by an increase in the average yield which went from 3.6% in 2015 to 8.8% in 2016, resulting in a Ps 243.8 billion increase in income. The average balance the Colombian operations fixed income and equity investments held for trading through profit or loss portfolio decreased by 15.7%, or Ps 725.7 billion, to Ps 3,885.2 billion, and resulted in Ps 64.1 billion decrease in income.

For the Central American operations, net trading income from investment securities held for trading through profit or loss increased Ps 131.8 billion from Ps 21.5 billion in 2015 to Ps 153.3 billion in 2016. The increase was mainly explained by an increase in the average yield which went from 2.9% in 2015 to 42.6% in 2016, resulting in a Ps 296.2 billion increase in income. The average balance of fixed income and equity investments held for trading through profit or loss decreased by 51.8% or Ps 385.6 billion, to Ps 359.5 billion, resulting in a Ps 164.4 billion decrease in income.

Total income from investment securities

Grupo Aval’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (results from (ii) and (iii) are included in the net interest income as interest income from investment in debt securities). Grupo Aval manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Grupo Aval consolidated operation (comprised of interest income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 1,378.1 billion for 2016, 9.7% or Ps 121.4 billion higher than the Ps 1,256.7 billion for 2015. This was primarily driven by the average yield on total investment securities increasing from 4.7% in 2015 to 5.5% in 2016, generating a Ps 212.2 billion increase in interest income. Partially offsetting this increase was a Ps 1,656.8 billion decrease in the average balance of “Total Investment Securities” (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments) from Ps 26,794.3 billion in 2015 to Ps 25,137.6 billion in 2016, resulting in a Ps 90.8 billion decrease in interest income.

When including the investment securities held for trading through profit or loss, Grupo Aval’s consolidated average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held to maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 9.2% or Ps 14,544.5 billion to Ps 172,743.5 billion in 2016 and the net interest income plus net trading income from investment securities held for trading would have increased by 13.4%, or Ps 1,141.9 billion to Ps 9,651.2 billion in 2016. The return over average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held to maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 21 basis points from 5.4% in 2015 to 5.6% in 2016.

Other income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	517.9	457.9	60.0	13.1
Gains on sales of investments, net	210.4	79.2	131.1	165.5
Income from sales of noncurrent assets held for sale	28.4	26.2	2.2	8.3
Equity method	140.8	230.4	(89.6)	(38.9)
Dividend income	28.0	33.6	(5.6)	(16.6)
Gains on valuation of assets, net	53.6	-	53.6	-
Income from non-financial sector, net	929.3	838.6	90.7	10.8
Net income from financial instruments designated at fair value	181.0	153.1	27.9	18.2
Other	697.0	723.4	(26.3)	(3.6)
Total other income	2,786.4	2,542.4	244.0	9.6

Total other income for Grupo Aval’s consolidated operation increased by 9.6% or Ps 244.0 billion in 2016 as compared to 2015, with Ps 110.5 billion explained by Colombian operations and Ps 133.5 billion explained by Central American operations, when translated to pesos.

The 4.8% or Ps 110.5 billion increase in total other income resulting from Colombian operations is mainly explained by (i) a Ps 126.0 billion increase in gains on sales of investments, net, related to the sale of Grupo Aval’s subsidiaries’ investment in CIFIN S.A., as part of a sale agreement signed with other minority shareholders to sell 100% of the company TransUnion Netherlands II B.V. CIFIN is an entity classified as a Technical and Administrative Services Company and accredited as a provider of financial, credit, commercial information and services. The financial entities selling their shares seek a strategic investor with experience and international knowledge, looking to generate added value to this company, by incorporating new knowledge, advanced technologies and better international practices in the analysis of credit information, credit risk management, and money laundering, among others; (ii) a Ps 90.7 billion increase in income from non-financial sector, net, driven by higher operating income from some of Corficolombiana’s subsidiaries such as Promigas, Hoteles Estelar and Unipalma. For an analysis of the income from the non-financial companies, equity method and dividends of Corficolombiana, see Corficolombiana’s MD&A (“—Corficolombiana—Other income (expense)”); (iii) a Ps 53.6 billion increase in gains on valuation of assets, net; and (iv) a Ps 27.9 billion increase in net income from financial instruments designated at fair value.

Partially offsetting these increases was (i) a Ps 89.6 billion decrease in income from the equity method, mainly driven by the impairment that Corficolombiana took on its indirect investment in Concesionaria Ruta del Sol for Ps 96.3 billion. For a detailed analysis of this impairment, see Note 14 to our audited consolidated financial statements; (ii) a Ps 41.3 billion decrease in foreign exchange gains (losses), net; (iii) a Ps 45.1 billion decrease in other; (iv) a Ps 6.1 billion decrease in income from sales of noncurrent assets held for sale; and (v) a Ps 5.6 billion decrease in dividend income.

The 51.4% or Ps 133.5 billion increase in total other income resulting from our Central American operations, when translated to pesos, is mainly explained by a Ps 101.3 billion increase in foreign exchange gains (losses), net, a Ps 18.7 billion increase in other income, a Ps 8.3 billion increase in income from sales of noncurrent assets held for sale, and a Ps 5.2 billion increase in gains on sales of investments, net. The devaluation of the average peso to dollar exchange rate accounted for Ps 40.7 billion of the increase in total other income. For an analysis of the evolution of our Central American total other income excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Other income (expense)”).

Other expenses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(7.7)	-	(7.7)	-
Personnel expenses	(3,531.1)	(3,111.3)	(419.8)	13.5
Salaries and employee benefits	(3,323.1)	(2,945.9)	(377.2)	12.8
Bonus plan payments	(134.8)	(113.5)	(21.3)	18.8
Termination payments	(73.2)	(51.9)	(21.3)	41.0
Administrative and other expenses	(4,141.6)	(3,575.6)	(566.0)	15.8
Depreciation and amortization	(471.6)	(488.2)	16.6	(3.4)
Wealth tax	(267.6)	(303.2)	35.6	(11.7)
Other expenses	(100.1)	(130.8)	30.7	(23.4)
Charitable and other donation expenses	(8.1)	(9.4)	1.3	(13.9)
Other	(92.0)	(121.4)	29.4	(24.2)
Total other expenses	(8,519.8)	(7,609.1)	(910.7)	12.0

Total other expenses for Grupo Aval’s consolidated operation increased by 12.0% or Ps 910.7 billion in 2016 as compared to 2015, with Ps 333.8 billion explained by our Colombian operations and Ps 576.8 billion explained by our Central American operations.

The 6.7% or Ps 333.8 billion increase in total other expenses resulting from our Colombian operations is mainly explained by a Ps 208.4 billion increase in administrative and other expenses, a Ps 176.3 billion increase in personnel expenses, a Ps 6.5 billion increase in depreciation and amortization, and a Ps 4.2 billion increase in losses from sales of noncurrent assets held for sale. These increases were partially offset by a Ps 35.6 billion decrease in wealth tax and a Ps 25.9 billion decrease in other expenses.

The 21.9% or Ps 576.8 billion increase in total other expenses resulting from our Central American operations is mainly explained, when translated to pesos, by a Ps 357.6 billion increase in administrative and other expenses, a Ps 243.5 billion increase in personnel expense and a Ps 23.1 billion decrease in depreciation and amortization. The increase in Central America’s expenses is driven by a combination of organic growth and the impact of the devaluation of the peso. The devaluation of the average peso to dollar exchange rate accounted for Ps 291.6 billion of the increase in total other expenses. For an analysis of the evolution of the Central American operation’s other expenses excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Total other expenses”).

Because Grupo Aval’s personnel and administrative and other expenses increased by 14.7%, while its income increased by 15.5%, the efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, other income excluding other) improved from 47.6% in 2015 to 47.3% in 2016. The ratio of personnel and administrative and other expenses as a percentage of average assets slightly deteriorated from 3.4% in 2015 to 3.5% in 2016.

The increase in personnel expenses is driven by the increase in the headcount in Grupo Aval that occurred during the year to support the growth of the loan portfolio. The number of employees of Grupo Aval went from 76,095 employees in 2015 to 77,050 employees in 2016. Yearly salaries and employee benefits per employee increased from Ps 38.7 million in 2015 to Ps 43.1 million in 2016.

The efficiency ratio for the Colombian operations improved from 44.4% in 2015 to 43.4% in 2016. The ratio of personnel and administrative and other expenses as a percentage of average assets remained stable at 3.0% for both 2015 and 2016.

The efficiency ratio for the Central American operations, when translated to pesos, deteriorated 47 basis points from 54.7% in 2015 to 55.1% in 2016. For an analysis of the evolution of the Central American operation’s efficiency ratio excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Other expenses”).

Income tax expense

Income tax expense for Grupo Aval’s consolidated operation increased by 9.5%, or Ps 177.9 billion, to Ps 2,056.9 billion in 2016. Grupo Aval’s consolidated operation effective tax rate (calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense) was 35.7% in 2015 and 36.3% in 2016. The increase in the effective tax rate was mainly driven by an increase in our Colombian operations effective tax rate which resulted from the 2014 fiscal reform implementation which took the corporate tax rate from 39% in 2015 to 40% in 2016.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by 5.6%, or Ps 72.7 billion, to Ps 1,377.1 billion in 2016 as compared with 2015. The ratio of net income attributable to non-controlling interest to net income slightly increased from 39.0% in 2015 to 39.2% in 2016.

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to controlling interest for the year ended December 31, 2016 increased by 123.0%, or Ps 2,342.3 billion, to Ps 4,246.1 billion compared to the year ended December 31, 2015. Net income attributable to controlling interest for the year ended December 31, 2016 includes Ps 2,208.1 billion of income resulting from the deconsolidation of Corficolombiana. Other components Banco de Bogotá’s net income attributable to controlling interest for the year ended December 31, 2016 increased by 7.1%, or Ps 134.2 billion compared to the year ended December 31, 2015. For further detail of the banks’ deconsolidation of Corficolombiana, please see note 14 of the Consolidated Financial Statements.

The Ps 134.2 billion increase in net income mentioned above, was driven by a 16.4% or Ps 865.4 billion increase in net interest income, a 16.3% or Ps 505.3 billion increase in net income from commissions and fees, a 10.1% or Ps 81.3 billion increase in other income (expense), and a 22.6% or Ps 64.8 billion increase in net trading income. These increases were partially offset by a 13.9% or Ps 710.2 billion increase in other expenses, a 43.4% or Ps 539.5 billion increase in net impairment loss on financial assets, a 19.4% Ps 30.2 billion increase in net income attributable to non-controlling interest, and a 9.8% or Ps 102.7 billion increase in income tax expense.

Net income attributable to controlling interest, for Banco de Bogotá’s Colombian operations, increased by Ps 2,161.9 billion as compared 2015, which includes the one-time effect of Corficolombiana. Other components of net income attributable to controlling interest for Banco de Bogotá’s Colombian operations decreased by 4.3% or Ps 46.1 billion for the year ended December 31, 2016 as compared to the year ended December 31, 2015.

The following discussion describes the principal drivers of Banco de Bogotá’s consolidated results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015. Further detail is provided in the discussion of the results of operations for LB Panamá and Porvenir.

	Banco de Bogotá Consolidated
	For the year ended December 31,		Change, December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	10,702.0	8,479.2	2,222.7	26.2
Interest expenses	(4,568.5)	(3,211.1)	(1,357.4)	42.3
Net interest income	6,133.5	5,268.1	865.4	16.4
Impairment loss on loans and other accounts receivable, net	(1,897.9)	(1,323.3)	(574.6)	43.4
Impairment loss on other assets, net	(17.8)	(20.9)	3.1	(14.7)
Recovery of charged-off financial assets	131.9	99.9	32.0	32.0
Net impairment loss	(1,783.8)	(1,244.3)	(539.5)	43.4
Net commission and fees income	3,611.1	3,105.7	505.3	16.3
Net trading income	351.6	286.8	64.8	22.6
Other income	3,095.3	805.9	2,289.4	284.1
Other expenses(1)	(5,825.2)	(5,115.0)	(710.2)	13.9
Income before income tax expense	5,582.4	3,107.2	2,475.2	79.7
Income tax expense	(1,150.4)	(1,047.7)	(102.7)	9.8
Net Income(1)	4,432.0	2,059.6	2,372.4	115.2
Net income attributable to:
Controlling interest(1)	4,246.1	1,903.9	2,342.3	123.0
Non-controlling interest	185.9	155.7	30.2	19.4

(1)	Other income of Ps 3,095.3 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 887.2 billion. Net income of Ps 4,432.0 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 2,224.0 billion. Net income attributable to controlling interest of Ps 4,246.1 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 2,038.1 billion.

Net interest income

	Year ended December 31,		Change, December 2016 vs. December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	4,852.3	3,589.4	1,262.9	35.2
Consumer loans and leases	4,368.6	3,599.4	769.2	21.4
Mortgage loans and leases	834.3	676.8	157.5	23.3
Microcredit loans and leases	114.8	104.8	10.0	9.5
Interbank and overnight funds	106.1	76.6	29.5	38.5
Interest on loans and leases	10,276.0	8,047.0	2,228.9	27.7
Interest on investment in debt securities	426.0	432.2	(6.2)	(1.4)
Total interest income	10,702.0	8,479.2	2,222.7	26.2
Interest expense:
Checking accounts	(244.7)	(166.8)	(77.9)	46.7
Time deposits	(1,976.9)	(1,446.5)	(530.4)	36.7
Savings deposits	(1,134.0)	(701.3)	(432.6)	61.7
Total interest expense on deposits	(3,355.6)	(2,314.7)	(1,040.9)	45.0
Borrowings from banks and others	(549.0)	(308.6)	(240.4)	77.9
Interbank and overnight funds	(200.1)	(110.2)	(89.9)	81.5
Long-term debt (bonds)	(369.6)	(392.6)	23.0	(5.9)
Borrowings from development entities	(94.2)	(85.0)	(9.2)	10.8
Total interest expense	(4,568.5)	(3,211.1)	(1,357.4)	42.3
Net interest income	6,133.5	5,268.1	865.4	16.4

Banco de Bogotá’s net interest income increased by 16.4% or Ps 865.4 billion to Ps 6,133.5 billion in 2016 as compared to 2015. The increase in net interest income was mainly due to a 26.2% or Ps 2,222.7 billion increase in interest income, partially offset by a 42.3% or Ps 1,357.4 billion increase in interest expense. Of the Ps 865.4 billion increase in net interest income, Ps 315.1 billion are explained by the bank’s Colombian operations and Ps 550.2 billion by the bank’s Central American operations, when translated to pesos. The devaluation of the average peso to dollar exchange rate accounted for Ps 281.6 billion of the increase in net interest income from the bank’s Central American operations.

Total interest income for Banco de Bogotá increased by 26.2% or Ps 2,222.7 billion to Ps 10,702.0 billion in 2016, driven by an increase of Ps 2,228.9 billion in interest income from total loans and leases (which include interest from interbank and overnight funds), offset in part by a Ps 6.2 billion decrease in interest on investments in debt securities. The Ps 2,228.9 billion increase in interest income from total loans and leases was driven by a 27.6% or Ps 2,199.5 billion increase in income from loans and leases and Ps 29.5 billion increase in income from interbank and overnight funds.

The 27.6% or Ps. 2,199.5 billion increase in interest income from loans and leases for Banco de Bogotá’s consolidated operation in 2016 as compared to 2015 was a result of a 12.6% or Ps 10,383.4 billion increase in the average balance of loans and leases to Ps 92,483.5 billion driven by organic growth in Colombia and in Central America. The increase in the average balance resulted in a Ps 1,141.8 billion increase in interest income and a 129 basis points increase in the average yield on loans and leases from 9.7% in 2015 to 11.0% in 2016 resulted in an additional Ps 1,057.7 billion increase in interest income.

Banco de Bogotá’s consolidated interest income from investments in debt securities (which includes available for sale and held to maturity fixed income securities) slightly decreased by 1.4% or Ps 6.2 billion and it was mainly a result of a 12 basis points decrease in the average yield of investment securities from 4.2% in 2015 to 4.1% in 2016, which resulted in a Ps 12.4 billion decrease in interest income from investment securities. Partially offsetting this decrease was a 1.5% or Ps 148.9 billion increase in the average balance of investments that resulted in a Ps 6.1 billion increase in interest income.

Total interest income for Banco de Bogotá’s Colombian operations increased by 31.7% or Ps 1,437.0 billion to Ps 5,971.7 billion in 2016, driven by an increase of Ps 1,418.1 billion in interest income from total loans and leases (which include interest from interbank and overnight funds), and a Ps 18.9 billion increase in interest on investments in debt securities. The Ps 1,418.1 billion increase in interest income from total loans and leases was driven by a 32.5% or Ps 1,390.7 billion increase in income from loans and leases and Ps 27.4 billion increase in income from interbank and overnight funds.

Interest income from loans and leases for Banco de Bogotá’s Colombian operations increased by 32.5% or Ps 1,390.7 billion. This increase was driven by an increase of 202 basis points in the average yield on loans and leases from 8.9% in 2015 to 10.9% in 2016, which resulted in a Ps 967.9 billion increase in interest income. The increase in Banco de Bogotá’s average yield on loans and leases was in line with the 243 basis points increase in the average Central Bank rate, from 4.67% to 7.10%. Also contributing to the increase in interest income from loans and leases was a 8.1% or Ps 3,870.1 billion increase in their average balance to Ps 51,885.9 billion in 2016, which was mainly driven by organic growth in the commercial loans and leases portfolio and resulted in a Ps 422.7 billion increase in interest income. The growth in Banco de Bogotá’s Colombian operations was the result of:

•	a 6.9% or Ps 2,557.5 billion increase in the average commercial loans and leases portfolio driven by increases in the balance of general purpose loans,

•	a 9.0% or Ps 785.0 billion increase in the average consumer loans and leases portfolio driven by increases in the balance of personal loans, credit cards and automobile loans, and

•	a 30.1% or Ps 509.7 billion increase in the average interest-earning mortgage loans and leases portfolio.

Interest income on investments in debt securities for Banco de Bogotá’s Colombian operations increased by 8.2% or Ps 18.9 billion. The increase is explained by a 44 basis points increase in the average yield on investments from 4.0% in 2015 to 4.4% in 2016, which resulted in a Ps 25.3 billion increase in interest income. The average balance of investment securities decreased from Ps 5,786.5 in 2015 to Ps 5,641.7 billion in 2016, which resulted in a Ps 6.4 billion decrease in interest income.

When translated into pesos, total interest income for the Central American operations increased by 19.9% or Ps 785.5 billion, driven by an increase of Ps 810.8 billion in interest income from total loans and leases (which include interest from interbank and overnight funds), and a Ps 25.1 billion decrease in interest on investment securities. The Ps 810.8 billion increase in interest income from total loans and leases was driven by a Ps 808.8 billion increase in income from loans and leases and Ps 2.0 billion increase in income from interbank and overnight funds.

Interest income from loans and leases for Banco de Bogotá’s Central American operations increased by 21.9% or Ps 808.8 billion. The increase was mainly explained by a 19.1% or Ps 6,513.3 billion increase in average balance of loans and leases, which resulted in a Ps 722.4 billion increase in interest income. In addition, there was a 25 basis points increase in the average yield on loans and leases from 10.8% in 2015 to 11.1% in 2016, which resulted in a Ps 86.4 billion increase in interest income. The devaluation of the average peso to dollar exchange rate accounted for Ps 402.3 billion of the increase in interest income from loans and leases. For an analysis of the evolution of the Central American average yield on interest earning assets excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Interest income from investments in debt securities for Banco de Bogotá’s Central American operations decreased by 12.5%, or Ps 25.1 billion, to Ps 176.2 billion for the year ended December 31, 2016, as the result of a decrease in the average yield, from 4.6% for 2015 to 3.8% for 2016, resulting in a Ps 36.1 billion decrease in interest income. Partially offsetting this was a 6.7% or Ps 293.7 billion increase in average balance of investment in debt securities from Ps 4,396.8 billion in 2015 to Ps 4,690.4 billion in 2016, which resulted in an 11.0 billion increase in interest income.

The 42.3% or Ps 1,357.4 billion increase in total interest expense for Banco de Bogotá’s consolidated operation is explained by an increase of 89 basis points in the average cost of funding, from 3.4% in 2015 to 4.3% in 2016, which resulted in a Ps 836.9 billion increase in interest expense. The average balance of total interest-bearing liabilities increased 12.9% or Ps 12,142.9 billion to Ps 106,596.0 billion in 2016 resulting in a Ps 520.4 billion increase in interest expense. Interest expense for Banco de Bogotá’s interest-bearing deposits increased by 45.0% or Ps 1,040.9 billion to Ps 3,355.6 billion in 2016, mainly driven by a 93 basis points increase in the average cost of funds, from 3.2% in 2015 to 4.2% in 2016, which resulted in a Ps 666.8 billion increase in interest expense. Also contributing to this increase was a 12.5% or Ps 8,978.4 billion increase in the average balance of interest-bearing deposits, from Ps 71,548.5 billion in 2015 to Ps 80,526.9 billion in 2016, which resulted in a Ps 374.1 billion increase in interest expense.

Total interest expense for Banco de Bogotá’s Colombian operations increased 59.7% or Ps 1,121.8 billion, driven by a 151 basis points increase in the average cost of funding from 3.6% in 2015 to 5.1% in 2016, consistent with the increasing rate environment in Colombia, which resulted in a Ps 794.3 billion increase in interest expense. In addition, the average balance of total interest-bearing liabilities increased by 12.3% or Ps 6,450.2 billion to Ps 59,093.4 billion resulting in a Ps 327.5 billion increase in interest expense. Interest expense on interest-bearing deposits increased by 59.6% or Ps 878.6 billion to Ps 2,351.6 billion in 2016, mainly driven by a 161 basis points increase in the average cost of funds, from 3.6% in 2015 to 5.2% in 2016, which resulted in a Ps 667.9 billion increase in interest expense. Also contributing to this increase was a 9.8% or Ps 4,081.1 billion increase in the average balance of interest-bearing deposits, from Ps 41,469.5 billion in 2015 to Ps 45,550.7 billion in 2016, which resulted in a Ps 210.7 billion increase in interest expense.

Total interest expense for Central American operations, when translated into pesos, increased by 17.7% or Ps  235.5 billion, explained by a 13.6% or Ps 5,692.7 billion increase in the average balance of total interest-bearing liabilities that resulted in a Ps 187.9 billion increase in interest expense. Also contributing to the increase in interest expense was an 11 basis points increase in the average cost of funding from 3.2% to 3.3% that resulted in a Ps 47.6 billion increase in interest expense. Interest expense on interest-bearing deposits increased by 19.3% or Ps 162.4 billion to Ps 1,004.0 billion in 2016, mainly driven by an 16.3% or Ps 4,897.3 billion increase in the average balance of interest-bearing deposits, from Ps 30,079.0 billion in 2015 to Ps 34,976.3 billion in 2016, which resulted in a Ps 140.6 billion increase in interest expense. In addition, the average cost of funds increased from 2.8% in 2015 to 2.9% in 2016, resulting in a Ps 21.8 billion increase in interest expense. For an analysis of the evolution of the Central American average balance of interest bearing liabilities and its costs excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) for Banco de Bogotá’s Colombian operations increased by 7.1%, or Ps 3,872.4 billion, to Ps 58,578.4 billion for the year ended December 31, 2016, while net interest income grew by 11.9% or Ps 315.1 billion to Ps 2,971.1 billion. The above resulted in a 22 basis points increase in net interest margin from 4.9% in 2015 to 5.1% in 2016. The spread between the yield earned on loans and leases (excluding interbank and overnight funds) and the rate paid on deposits increased by 40 basis points from 5.4% in 2015 to 5.8% in 2016 as the bank’s assets reprice faster than liabilities, increasing spreads in an increasing interest rates scenario.

Average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) for Banco de Bogotá’s Central American operations increased by 18.9%, or Ps 7,418.1 billion, to Ps 46,761.3 billion for the year ended December 31, 2016, while net interest income grew by 21.1% or Ps 550.2 billion to Ps 3,162.4 billion. The above resulted in a 12 basis points increase in net interest margin from 6.6% in 2015 to 6.8% in 2016. The spread between the yield earned on loans and leases (excluding interbank and overnight funds) and the rate paid on deposits increased 18 basis points from 8.0% in 2015 to 8.2% in 2016. For an analysis of the evolution of the Central American net interest margin, excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Finally, Banco de Bogotá’s consolidated average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) increased by 12.0%, or Ps 11,290.5 billion, to Ps 105,339.7 billion in 2016 and net interest income increased by 16.4%, or Ps 865.4 billion to Ps 6,133.5 billion in 2016, which resulted in a 22 basis points increase in the net interest margin from 5.6% in 2015 to 5.8% in 2016. The spread between the yield earned on loans and leases and the rate paid on deposits increased 36 basis points from 6.5% in 2015 to 6.8% in 2016.

Net impairment losses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(1,702.2)	(1,236.3)	(465.9)	37.7
Impairment loss on accrued interest and other receivables, net	(195.7)	(87.0)	(108.7)	124.9
Impairment loss on investments in debt and equity securities	(0.0)	(0.3)	0.3	(92.1)
Impairment loss on noncurrent assets held for sale	(17.8)	(20.5)	2.8	(13.5)
Recovery of charged-off financial assets	131.9	99.9	32.0	32.0
Recovery of impairment loss on investments in debt and equity securities	-	-	-	-
Recovery of impairment loss on noncurrent assets held for sale	-	-	-	-
Net impairment losses	(1,783.8)	(1,244.3)	(539.5)	43.4

	Year ended December 31,				Change, 2016 vs. 2015
	2016		2015		Loans at least 91 days past due	Delinquency Ratio
	Loans at least 91 days past due	Delinquency Ratio (1)	Loans at least 91 days past due	Delinquency Ratio (1)	#	%
	(in Ps billions)
Delinquency Ratios	1,664.2	1.7%	1,360.5	1.5%	303.7	0.2
Colombian Operations	1,158.3	2.2%	930.3	1.9%	228.0	0.3
Commercial loans	807.5	2.0%	619.3	1.7%	188.2	0.4
Consumer loans	280.6	3.0%	262.0	3.0%	18.6	(0.1)
Mortgage loans	33.5	1.5%	21.1	1.2%	12.4	0.3
Microcredit loans	36.6	9.5%	27.8	7.6%	8.8	1.9
Central American Operations	505.9	1.2%	430.2	1.0%	75.7	0.1
Commercial loans	113.7	0.6%	100.5	0.6%	13.3	0.1
Consumer loans	285.0	1.7%	228.0	1.5%	57.0	0.2
Mortgage loans	107.2	1.2%	101.7	1.2%	5.4	0.0
Microcredit loans	-	N.A.	-	N.A.	N.A.	N.A.

(1)	Calculated as 91 days past due loans divided by total gross loans and leases (excluding interbank and overnight funds)

Net impairment losses for Banco de Bogotá’s consolidated operations increased by 43.4% or Ps 539.5 billion in 2016 as compared to 2015, driven primarily by a 37.7% or Ps 465.9 billion increase in impairment loss on loans and leases, net and a Ps 108.7 billion increase in impairment loss on accrued interest and other receivables, net. These increases were partially offset by a Ps 32.0 billion increase in recoveries of charged-off assets.

The increase in net impairment losses was explained by a Ps 265.9 billion increase for Banco de Bogotá’s Colombian operations and a Ps 273.6 billion increase Banco de Bogotá’s Central American operation.

Net impairment losses for Banco de Bogotá’s Colombian operations increased by 37.2% or Ps 265.9 billion from Ps 714.9 billion in 2015 to Ps 980.9 billion in 2016, mainly explained by a 27.6% or Ps 198.6 billion increase in impairment loss on loans and leases and a Ps 109.5 billion increase in impairment loss on accrued interest and other receivables, net that were partially offset by a Ps 33.0 billion increase in recoveries of charged-off assets. Delinquency ratios in Colombia presented a 30 basis points deterioration due to a 37 basis points deterioration in delinquency for commercial loans, a 5 basis points deterioration of consumer loans and a 28 basis point deterioration on mortgage loans. The ratio of net impairment loss on loan and leases to average loan and leases increased from 1.7%, in 2015 to 2.1% in 2016. The deterioration of the loan portfolio was directly associated with a low GDP growth scenario. Provision expenses for loans and leases, net was also impacted by provision expenses of some large credits, such as the Ps 86.1 billion net impairment of the loan to Pacific Exploration & Production Corp., done during the first semester of 2016 which accounted for 17 basis points of the increase in cost of risk.

When translated into pesos, net impairment losses for the Central American operations increased by 51.7% or 273.6 billion to Ps 802.9 billion in 2016. The increase is mainly explained by a Ps 267.3 billion increase in impairment loss on loans and leases. The devaluation of the average peso to dollar exchange rate accounted for Ps 56.5 billion of the increase in net impairment losses. For an analysis of the evolution of the Central American net impairment loss on financial assets, excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Impairment”). The ratio of net impairment loss on loans and leases to average loans and leases increased from 1.5% in 2015 to 1.9% in 2016, mainly driven by a slight deterioration in the credit quality of our operation in Guatemala.

Charge-offs for Banco de Bogotá’s consolidated operations increased by 43.3% or Ps 476.1 billion to Ps 1,576.8 billion in 2016 as compared to 2015, and its ratio of charge-offs to average balance of loans and leases (excluding interbank and overnight funds) ratio increased from 1.3% in 2015 to 1.7% in 2016. This ratio was also impacted by the Pacific Exploration & Production Corp. loan mentioned above, which was fully provisioned and charged-off as of June 2016, adding 9 basis points to the full-year ratio.

Banco de Bogotá’s consolidated coverage ratio for loans 91 days past due was 142.5% in 2016, with a ratio of 141.4% for its Colombian operations and 122.4% for its Central American operations. These ratios compared with 154.1%, 154.7% and 122.9% for the consolidated, Colombian and Central American operations during 2015.

The recovery of charged-off assets increased by 32.0% or Ps 32.0 billion, driven by increases of Ps 33.0 billion in the recoveries of Banco de Bogotá’s Colombian operations, which were offset by a decrease of Ps 1.0 billion in recoveries from the Central American operation.

Net commission and fee income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Commission and fee income:
Banking fees	2,865.5	2,407.8	457.7	19.0
Bonded warehouse services	123.4	112.5	10.9	9.7
Trust and portfolio management activities	147.5	126.7	20.8	16.4
Pension and severance fund management	822.3	786.0	36.3	4.6
Commission and fee income	3,958.7	3,433.0	525.7	15.3
Commission and fee expenses	(347.6)	(327.3)	(20.4)	6.2
Net commission and fee income	3,611.1	3,105.7	505.3	16.3

Net commission and fee income for Banco de Bogotá’s consolidated operation increased by 16.3% or Ps 505.3 billion in 2016 as compared to 2015, with Ps 103.6 billion resulting from Banco de Bogotá’s Colombian operations and Ps 401.7 billion resulting from Banco de Bogotá’s Central American operations.

The Ps 103.6 billion or 6.4% increase resulting from Banco de Bogotá’s Colombian operations was mainly driven by a Ps 54.7 billion or 6.3% increase in commissions from banking fees, a Ps 30.6 billion or 4.0% increase in fees from pension and severance fund management (“Banco de Bogotá subsidiary analysis—Porvenir—Net income from commissions and fees”), a Ps 20.8 billion or 16.4% increase in fees from trust and portfolio management activities and a Ps 10.9 billion or 9.7% increase in fees from bonded warehouse services. These increases were partially offset by a Ps 13.4 billion or 5.6% increase in commission and fee expenses.

Of the Ps 401.7 billion or 27.1% increase in net commission and fee income from Central American operations, Ps 403.0 billion are explained by an increase in banking fees and Ps 5.7 billion by increases in pension and severance fund management. These increases were partially offset by an increase of Ps 7.0 billion in commission and fee expenses. The devaluation of the average peso to dollar exchange rate accounted for Ps 156.7 billion of the increase in net commission and fee income. For an analysis of the evolution of the Central American net income from commissions and fees, excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net income from commissions and fees”).

Net trading income

Banco de Bogotá’s consolidated net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

During 2016, Banco de Bogotá’s consolidated net trading income was Ps 351.6 billion, 22.6% or Ps 64.8 billion higher than the Ps 286.8 billion for 2015. Colombian operations accounted for a Ps 78.5 billion increase in net trading income, offset in part by a Ps 13.7 billion decrease in net trading income from the Central American operations, when translated to pesos. The Ps 64.8 billion increase in net trading income was driven by a Ps 367.0 billion increase in net trading income from investment securities held for trading through profit or loss and Ps 302.2 billion decrease in net trading income from derivatives.

Total income from valuation on trading and hedging derivatives decreased Ps 302.2 billion from Ps 340.1 billion to in 2015 to Ps 37.9 billion in 2016, driven by the appreciation of the Colombian peso during 2016.

The Ps 367.0 billion increase in net trading income from investment securities held for trading through profit or loss, for Banco de Bogotá’s consolidated operations, was mainly driven by an increase in the return from a negative 1.9% in 2015 to 14.8% in 2016, resulting in a Ps 461.4 billion increase in income. The average balance of Banco de Bogotá’s consolidated fixed income and equity investments held for trading through profit or loss decreased by 23.1%, or Ps 638.6 billion, to Ps 2,121.0 billion, and resulted in a Ps 94.4 billion decrease in income.

For the Colombian operations, net trading income from investment securities held for trading through profit or loss increased by Ps 235.1 billion to Ps 160.4 billion in 2016. This increase was mainly explained by an increase in the average return from a negative 3.7% in 2015 to 9.1% in 2016, resulting in a Ps 258.2 billion increase in income. This increase was partially offset by a decrease in the average balance of the Colombian operations’ fixed income and equity investments held for trading through profit or loss of 12.6%, or Ps 253.0 billion, to Ps 1,761.5 billion, resulting in a Ps 23.0 billion decrease in income.

For the Central America operation, when translated to pesos, net trading income from investment securities held for trading through profit or loss increased Ps 131.8 billion from Ps 21.5 billion in 2015 to Ps 153.3 billion in 2016. The increase was mainly explained by an increase in the return from 2.9% in 2015 to 42.6% in 2016, resulting in a Ps 296.2 billion increase in income. The average balance of fixed income and equity investments held for trading through profit or loss decreased by Ps 385.6 billion, to Ps 359.5 billion, resulting in a Ps 164.4 billion decrease in income. The increase in yield is primarily associated with gains on sales of fixed income investments held for trading through profit or loss.

Total income from investment securities

Banco de Bogotá’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held-to-

maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Banco de Bogotá manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Banco de Bogotá consolidated operations (comprised of income on investment in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 739.7 billion for 2016, Ps 360.7 billion higher than the Ps 379.0 billion for 2015. This was primarily driven by an increase of 301 basis points in the average return on total investment securities from 2.9% in 2015 to 5.9% in 2016, generating a Ps 389.8 billion increase in interest income, which was partially offset by a Ps 489.7 billion decrease in the average balance of Total Investment Securities from Ps 12,942.8 billion in 2015 to Ps 12,453.1 billion in 2016, resulting in a Ps 29.1 billion decrease in interest income.

When including the investment securities held for trading through profit or loss, Banco de Bogotá’s consolidated average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 11.0% or Ps 10,652.0 billion to Ps 107,460.7 billion in 2016 and the net interest income plus net trading income from investment securities held for trading through profit or loss would have increased by 23.6%, or Ps 1,232.3 billion to Ps 6,447.2 billion in 2016. The return over average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 61 basis points from 5.4% in 2015 to 6.0% in 2016.

Other income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	381.3	289.2	92.1	31.9
Gains on sales of investments, net	84.2	62.9	21.3	33.8
Income from sales of noncurrent assets held for sale	14.8	15.8	(1.0)	(6.4)
Equity method	112.2	176.8	(64.6)	(36.5)
Dividend income	1.8	2.5	(0.7)	(29.4)
Gain on valuation of assets, net	4.8	-	4.8	-
Income from non-financial sector, net	(102.5)	(92.4)	(10.1)	11.0
Net income from financial instruments designated at fair value	-	-	-	-
Other	2,598.7	351.0	2,247.7	640.4
Total other income	3,095.3	805.9	2,289.4	284.1

Total other income for Banco de Bogotá’s consolidated operation increased by Ps 2,289.4 billion to Ps 3,095.3 in 2016, this increase was mainly driven by the one-time effect Ps 2,208.1 billion of income resulting from the deconsolidation of Corficolombiana, a Ps 92.1 billion increase in foreign exchange gains (losses), net, a Ps 21.3 billion increase in gains on sales of investments, net related to the sale of the bank’s investment in CIFIN to TransUnion Netherlands and a Ps 4.8 billion increase in gains on valuations of assets. These increases were partially offset by a Ps 64.6 billion decrease in equity method related to a decrease in Corficolombiana’s net income (see Corficolombiana’s MD&A (“—Corficolombiana— Other income (expense)”) and a Ps 10.1 billion decrease in income from the non-financial sector related to higher personnel and administrative expenses in Banco de Bogotá’s subsidiary Megalinea.

Other expenses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(6.2)	0.0	(6.2)	N.A.
Personnel expenses	(2,466.0)	(2,151.6)	(314.4)	14.6
Salaries and employee benefits	(2,294.3)	(2,013.8)	(280.5)	13.9
Bonus plan payments	(111.9)	(101.3)	(10.7)	10.5
Termination payments	(59.8)	(36.5)	(23.2)	63.6
Administrative and other expenses	(2,790.3)	(2,340.2)	(450.1)	19.2
Depreciation and amortization	(352.6)	(358.5)	5.9	(1.6)
Wealth tax	(153.5)	(168.7)	15.2	(9.0)
Other expenses	(56.6)	(95.9)	39.4	(41.0)
Charitable and other donation expenses	(5.4)	(4.3)	(1.1)	26.3
Other	(51.2)	(91.7)	40.5	(44.2)
Total other expenses	(5,825.2)	(5,115.0)	(710.2)	13.9

Total other expenses for Banco de Bogotá’s consolidated operation increased by Ps 710.2 billion, or 13.9%, in 2016 as compared to 2015. Of this increase, Ps 133.4 billion was driven by the Colombian operations and Ps 576.8 billion by Central American operations, when translated to pesos.

The Ps 133.4 billion or 5.4% increase in total other expenses resulting from Colombian operations was mainly driven by a 7.2% or Ps 92.5 billion increase in administrative and other expenses and an 8.6% or Ps 70.9 billion increase in personnel expenses. Partially offsetting this increase was a Ps 34.6 billion decrease in other expenses.

The Ps 576.8 billion increase in total other expenses resulting from Central American operations, when translated to pesos, is mainly explained by a Ps 33.9% or 357.6 billion increase in administrative and other expenses and an 18.4% or Ps 243.5 billion increase in personnel expenses, partially offset by a Ps 23.1 billion decrease in depreciation and amortization. The devaluation of the average peso to dollar exchange rate accounted for Ps 291.6 billion of the increase in total other expenses. For an analysis of the evolution of the Central American operation’s other expenses excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Other expenses”).

The increase in personnel expenses for Banco de Bogotá’s consolidated operation resulted from a 1.7% increase in headcount during the year to support the growth of the loan portfolio. The number of employees went from 46,418 employees in 2015 to 47,208 employees in 2016. Furthermore, there was a 12.6% increase in yearly salaries and employee benefits per employee (6.9% for Colombian operations and 15.4% for Central American Operations) from Ps 43.4 million in 2015 to 48.6 million in 2016. Excluding the devaluation, salaries and employee benefits per employee for Central American operations would have increased by 3.9%.

Banco de Bogotá’s consolidated operations’ efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other) remained relatively stable at 49.3% in 2015 and 49.6% in 2016 (44.4% to 43.9% for Colombian operations and 54.7% to 55.1% for Central American Operations). The ratio of personnel and administrative and other expenses as a percentage of average assets increased from 3.7% in 2015 to 3.9% in 2016 (stable at 3.1% for Colombian operations and 4.4% to 4.8% for Central American Operations).

Income tax expense

Income tax expense for Banco de Bogotá’s consolidated operation increased by 9.8%, or Ps 102.7 billion, to Ps 1,150.4 billion in 2016. Banco de Bogotá’s consolidated operation effective tax rate (calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense) was 20.5% in 2016 compared to 33.8% in 2015. The decrease in the effective tax rate in 2016 was mainly explained by the one-time effect resulting from the deconsolidation of Corficolombiana which was a non-taxable income. Excluding this one-time effect, Banco de Bogotá’s effective tax rate for 2016 would have been 33.7%.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by Ps 30.2 billion, to Ps 185.9 billion in 2016 as compared with Ps 155.7 billion in 2015. The ratio of net income attributable to non-controlling interest to net income was 4.2% in 2016 compared to 7.6% in 2015. The decrease was mainly explained by the one-time effect resulting from the deconsolidation of Corficolombiana. Net income less the one-time effect of the deconsolidation of Corficolombiana was Ps 2,224.0 billion, Banco de Bogotá’s ratio of net income attributable to non-controlling interest to net income less the one-time effect of the deconsolidation of Corficolombiana for 2016 would have been 8.4% (net income attributable to non-controlling interest of Ps 185.9 billion divided by net income less the one-time effect of the deconsolidation of Corficolombiana of Ps 2,224.0 billion), reflecting the improvement in Porvenir’s results and the recognition of its non-controlling interests.

Banco de Bogotá Subsidiary Analysis

Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Porvenir and LB Panamá. In order to fully disclose the effect of these subsidiaries on Banco de Bogotá, the following is an analysis of the results of operations of each of Porvenir and LB Panamá in the year ended December 31, 2016 compared to the year ended December 31, 2015.

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

Net income

	For the year ended December 31,		Change, December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	22.0	69.2	(47.1)	(68.2)
Interest expenses	(30.8)	(28.1)	(2.7)	9.5
Net interest income	(8.8)	41.0	(49.8)	(121.4)
Impairment loss on loans and other accounts receivable, net	7.0	(22.9)	30.0	(130.7)
Impairment loss on other assets, net	-	-	-	-
Recovery of charged-off financial assets	-	-	-	-
Net impairment loss	7.0	(22.9)	30.0	(130.7)
Net commission and fees income	699.2	667.3	31.9	4.8
Net trading income	75.6	122.1	(46.5)	(38.1)
Other income	85.1	(73.0)	158.1	(216.6)
Other expenses	(323.0)	(314.8)	(8.2)	2.6
Income before income tax expense	535.2	419.6	115.6	27.5
Income tax expense	(194.1)	(165.0)	(29.1)	17.6
Net Income	341.1	254.6	86.5	34.0
Net income attributable to:
Controlling interest	340.4	254.0	86.4	34.0
Non-controlling interest	0.7	0.6	0.1	18.6

Porvenir’s net income attributable to controlling interest increased by 34.0%, or Ps 86.4 billion, to Ps 340.4 billion in 2016 as compared to 2015. This increase in Porvenir’s results was driven by a Ps 158.1 billion increase in total other income (expense), a Ps 31.9 billion increase in net income from commissions and fees and a Ps 30.0 billion decrease in net impairment loss on financial assets. Partially offsetting these was a Ps 49.8 billion decrease in net interest income, a Ps 46.5 billion decrease in net trading income, a Ps 29.1 billion increase in income tax expense, and a Ps 8.2 billion increase in total other expenses.

Net interest income

Net interest income decreased by Ps 49.8 billion, to a net loss of Ps 8.8 billion in 2016 as compared to 2015, mainly driven by a Ps 48.0 billion decrease in interest on investments in debt securities.

The Ps 48.0 billion decrease in interest income from investments in debt securities from Ps 63.0 billion in 2015 to 15.0 billion in 2016 was driven by a decrease in Porvenir’s rate of return on its debt securities investment portfolio from 17.6% in 2015 to 3.1% in 2016, as prevailing market conditions during the year ended December 31, 2016 were less favorable due to local and global fixed income market conditions than those prevailing during the year ended December 31, 2015, which resulted in a Ps 52.1 billion decrease in interest income. Partially offsetting this decrease was a 36.5%, or Ps 130.8 billion, increase in the average balance of fixed income investments available for sale from Ps 358.1 billion in 2015 to Ps 488.9 billion in 2016, resulting in a Ps 4.0 billion increase in interest income.

Total interest expense increased by Ps 2.7 billion from Ps 28.1 billion in 2015 to Ps 30.8 billion in 2016, due to movements in the exchange rate that impacted Porvenir’s foreign currency denominated loans.

Net impairment losses

Porvenir’s net impairment loss on financial assets decreased by Ps 30.0 billion from a net impairment loss of Ps 22.9 billion in 2015 to a net impairment recovery of Ps 7.0 billion in 2016 mainly due to a decrease in the impairment losses on “unidades negativas” (negative units), which resulted from customers switching from another pension fund manager to Porvenir. Porvenir’s impairment loss on financial assets only includes losses on accounts receivable since Porvenir does not engage in lending activities.

Net commission and fee income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Net commission and fee income:
Banking fees	6.3	0.0	6.3	N.A.
Bonded warehouse services	-	-	-	-
Trust activities	-	-	-	-
Pension and severance fund management	790.0	763.1	26.9	3.5
Commission and fee income	796.4	763.1	33.2	4.4
Commission and fee expenses	(97.2)	(95.9)	(1.3)	1.3
Net commission and fee income	699.2	667.3	31.9	4.8

Net commission and fee income consists primarily of commissions earned on the administration of mandatory pension funds, severance funds, voluntary pension funds and third-party liability pension funds. Porvenir’s total fees and other services income, net increased by Ps 31.9 billion, or 4.8%, to Ps 699.2 billion in 2016 as compared to Ps 667.3 billion in 2015.

Pension and severance fund management fees, which include fees from administration of mandatory, voluntary and third-party liability pension funds, and severance funds increased by Ps 26.9 billion or 3.5% to Ps 790.0 billion in 2016.

This increase was primarily driven by a Ps 12.9 billion, or 2.4%, increase in fee income from the administration of mandatory pension funds from Ps 538.4 billion in 2015 to Ps 551.3 billion in 2016. Such results are explained by an increase in the number of clients from 7.3 million as of December 31, 2015 to 7.9 million as of December 31, 2016.

Fee income from severance fund management increased by Ps 12.7 billion from Ps 127.4 billion in 2015 to Ps 140.1 billion in 2016. This increase was mainly due to an increase in the severance funds clients from 3.6 million as of December 31, 2015 to 3.8 million as of December 31, 2016.

Revenues received from the administration of third-party liability pension funds increased by Ps 2.1 billion or 25.2% from Ps 8.2 billion in 2015 to Ps 10.3 billion in 2016.

Partially offsetting these increases, was a Ps 0.7 billion decrease in fee income associated with the management of voluntary pension funds and other fees from Ps 89.2 billion in 2015 to Ps 88.5 billion in 2015.

Banking fees increased by Ps 6.3 billion from Ps 0.02 billion in 2015 to Ps 6.31 billion in 2016.

Commission and fee expenses increased by Ps 1.3 billion or 1.3%, from Ps 95.9 billion in 2015 to Ps 97.2 billion in 2016.

Net trading income

Porvenir’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

Total net trading income decreased by Ps 46.5 billion, or 38.1%, from Ps 122.1 billion in 2015 to Ps 75.6 billion in 2016, driven by a Ps 132.5 billion decrease in net trading income from derivatives, from a gain of Ps 87.3 billion in 2015 to a loss of Ps 45.2 billion in 2016. This decrease in net trading income from derivatives was driven by an appreciation of the Colombian peso during 2016 and was offset by a Ps 172.0 billion increase in foreign exchange gains (losses), net.

Net trading income from investment securities held for trading through profit or loss increased by Ps 86.0 billion from Ps 34.8 billion in 2015 to 120.8 billion in 2016. This increase was driven by an increase in their average yield from 3.4% in 2015 to 10.5% in 2016, which resulted in an increase in income of Ps 72.9 billion. Porvenir’s average balance of investment securities held for trading through profit or loss increased from Ps 1,026.1 billion in 2015 to Ps 1,150.8 billion in 2016, resulting in a Ps 13.1 billion increase in net trading income.

Total income from investment securities

Porvenir’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Porvenir manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of income on investment securities and net trading income from investment securities held for trading through profit or loss) was Ps 135.8 billion for 2016, 38.8% or Ps 38.0 billion higher than the Ps 97.8 billion for 2015. This result is mainly explained by a Ps 255.5 billion increase in the average balance of Total Investment Securities, which resulted in a Ps 21.2 billion increase in income and an increase in the average yield of total investment securities from 7.1% in 2015 to 8.3% in 2016, which resulted in a Ps 16.8 billion increase in income.

Other income

Total other income increased by Ps 158.1 billion from a loss of Ps 73.0 billion in 2015 to a gain of Ps 85.1 billion in 2016. This increase was primarily due to a Ps 172.0 billion increase in foreign exchange gains (losses), net, related to the appreciation of the Colombian peso during 2016, from a Ps 138.2 billion loss in 2015 to a Ps 33.8 billion gain in 2015. This result was partially offset by a Ps 15.3 billion decrease in other income attributable to provisions recovered as a result of customers switching from one pension fund manager to another and recoveries of insurance claims and others.

Other expenses

	For the year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	-	-	-	-
Personnel expenses	(119.4)	(113.8)	(5.6)	4.9
Salaries and employee benefits	(119.2)	(112.7)	(6.6)	5.8
Bonus plan payments	(0.1)	(0.7)	0.5	(83.2)
Termination payments	(0.0)	(0.4)	0.4	(97.1)
Administrative and other expenses	(165.8)	(148.0)	(17.8)	12.0
Depreciation and amortization	(20.1)	(13.9)	(6.3)	45.4
Wealth tax	(13.0)	(15.2)	2.2	(14.5)
Other expenses	(4.7)	(24.0)	19.3	(80.4)
Charitable and other donation expenses	-	(1.3)	1.3	(100.0)
Other	(4.7)	(22.7)	18.0	(79.3)
Total other expenses	(323.0)	(314.8)	(8.2)	2.6

Porvenir’s total other expenses increased by Ps 8.2 billion, or 2.6% to Ps 323.0 billion in 2016 as compared to 2015. This increase was mainly driven by a Ps 17.8 billion or 12.0% increase in administrative and other expenses, a Ps 6.3 billion or 45.4% increase in depreciation and amortization costs, and a Ps 5.6 billion or 4.9% increase in personnel expenses. Partially offsetting these increases was a Ps 19.3 billion decrease in other expenses driven by the yearly update in their actuarial calculations for provisions of uncapitalized accounts (“cuentas descapitalizadas”) in 2016 and a Ps 2.2 billion decrease in wealth tax.

Porvenir’s efficiency to income ratio (calculated as personnel and administrative and other expenses divided by net income, fees and other services income, other income excluding other) improved from 37.4% in 2015 to 35.2% in 2016.

The number of employees of Porvenir increased from 2,872 in 2015 to 2,957 in 2016 and yearly salaries and employee benefits per capita increased by 2.8% from Ps 39.2 million in 2015 to Ps 40.3 million in 2016.

Income tax expense

Income tax expense increased by 17.6%, or Ps 29.1 billion, to Ps 194.1 billion in 2016 as compared to 2015. Porvenir’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method minus dividends, plus wealth tax) improved from 38.0% in 2015 to 35.4% in 2016.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest, a non-material figure of Porvenir’s net income that reflects third party ownerships in entities consolidated by the company, increased from Ps 0.6 billion in 2015 to Ps 0.7 billion in 2016.

LB Panamá

Given that LB Panamá’s functional currency is USD, it is important to bear in mind that its consolidated results for 2016 in Colombian Pesos reflect both the entity’s performance in its functional currency and the depreciation of the average exchange rate, which was 11.2% in the year ended December 31, 2016.

The following tables present the results of LB Panamá in Colombian Pesos and also include an adjusted 2015 column in which we applied 2016 average exchange rate of Ps 3,053.42 to provide 2015 U.S. dollar translations to adjust for the impact of the devaluation of the Colombian Peso.

Net income

	For the year ended December 31,		Change, December 2016 vs December 2015		For the year ended December 31,	Change, December 2016 vs December 2015 *
	2016	2015	#	%	2015 (adjusted)(*)	#	%
	(in Ps billions)
Interest income	4,730.3	3,944.5	785.8	19.9	4,374.9	355.4	8.1
Interest expenses	(1,567.9)	(1,332.4)	(235.5)	17.7	(1,481.1)	(86.8)	5.9
Net interest income	3,162.4	2,612.1	550.2	21.1	2,893.8	268.6	9.3
Impairment loss on loans and other accounts receivable, net	(785.2)	(518.7)	(266.5)	51.4	(574.5)	(210.7)	36.7
Impairment loss on other assets, net	(17.8)	(11.7)	(6.1)	52.1	(12.7)	(5.1)	40.0
Recovery of charged-off financial assets	-	1.0	(1.0)	(100.0)	1.3	(1.3)	(100.0)
Net impairment loss	(802.9)	(529.4)	(273.6)	51.7	(585.9)	(217.0)	37.0
Net commission and fees income	1,881.5	1,479.7	401.7	27.1	1,636.5	245.0	15.0
Net trading income	15.3	29.1	(13.7)	(47.3)	21.8	(6.5)	(29.7)
Other income	393.4	259.9	133.5	51.4	300.6	92.8	30.9
Other expenses	(3,212.6)	(2,635.8)	(576.8)	21.9	(2,927.4)	(285.2)	9.7
Income before income tax expense	1,437.1	1,215.7	221.4	18.2	1,339.3	97.7	7.3
Income tax expense	(421.6)	(380.8)	(40.7)	10.7	(418.1)	(3.5)	0.8
Net Income	1,015.5	834.9	180.6	21.6	921.2	94.3	10.2
Net income attributable to:
Controlling interest	1,015.3	834.9	180.4	21.6	921.0	94.3	10.2
Non-controlling interest	0.2	(0.1)	0.3	(336.8)	0.2	0.0	10.2

* 2015 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

LB Panamá mainly reflects our investment in BAC Credomatic. In addition to its investment in BAC Credomatic, which as of December 31, 2016, amounted to Ps 6,355.3 billion (U.S.$ 2,117.9 billion), as of the same date, LB Panama’s unconsolidated balance sheet carried goodwill of Ps 4,714.6 billion (U.S.$1,571.2 million) resulting from the direct acquisition the company made of BAC Credomatic and Banco BAC de Panamá. LB Panama’s unconsolidated balance sheet also includes Ps 1,504.8 billion (U.S.$501.5 million) of indebtedness. LB Panama had a fixed income portfolio of Ps 948.5 billion (U.S.$316.1 million) comprised mainly of bonds issued by Latin American sovereign and corporate issuers, acquired pursuant to Banco de Bogotá’s investment guidelines.

LB Panamá’s net income attributable to controlling interest for the year ended December 31, 2016 increased by 21.6%, or Ps 180.4 billion, to Ps 1,015.3 billion. The devaluation of the average peso to dollar exchange rate accounted for Ps 86.1 billion of the increase in net income attributable to controlling interest.

LB Panamá’s net income attributable to controlling interest in local currency for the year ended December 31, 2016 increased by 10.2%, or Ps 94.3 billion. This increase in net income was driven by a Ps 268.6 billion, or 9.3%, increase in net interest income, a Ps 245.0 billion, or 15.0%, increase in net income from commissions and fees and a Ps 92.8 billion, or 30.9%, increase in total other income (expense). These increases were partially offset by a Ps 285.2 billion, or 9.7%, increase in total other expenses, a Ps 217.0 billion, or 37.0%, increase in net impairment loss on financial assets, a Ps 6.5 billion, or 29.7%, decrease in net trading income, and a Ps 3.5 billion, or 0.8%, increase in income tax expense.

Net interest income

	For the year ended December 31,		Change, December 2016 vs December 2015		For the year ended December 31, 2015	Change, December 2016 vs December 2015 *
	2016	2015	#	%	(adjusted)(*)	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	1,094.3	909.0	185.3	20.4	1,007.2	87.0	8.6
Consumer loans and leases	2,774.2	2,255.7	518.5	23.0	2,501.1	273.1	10.9
Mortgage loans and leases	634.1	529.1	105.0	19.8	587.8	46.4	7.9
Microcredit loans and leases	-	-	-	-	-	-	-
Interbank and overnight funds	51.5	49.5	2.0	4.1	55.8	(4.3)	(7.7)
Interest on loans and leases	4,554.1	3,743.3	810.8	21.7	4,151.9	402.3	9.7
Interest on investments in debt securities	176.2	201.3	(25.1)	(12.5)	223.0	(46.8)	(21.0)
Total interest income	4,730.3	3,944.5	785.8	19.9	4,374.9	355.4	8.1
Interest expense:
Checking accounts	(93.6)	(73.6)	(19.9)	27.1	(81.5)	(12.1)	14.8
Time deposits	(804.5)	(680.7)	(123.9)	18.2	(756.8)	(47.7)	6.3
Savings deposits	(105.9)	(87.4)	(18.6)	21.2	(96.9)	(9.1)	9.4
Total interest expense on deposits	(1,004.0)	(841.7)	(162.4)	19.3	(935.1)	(68.9)	7.4
Borrowings from banks and others	(478.2)	(411.1)	(67.0)	16.3	(457.6)	(20.5)	4.5
Interbank and overnight funds	(5.6)	(6.8)	1.2	(18.1)	(7.7)	2.1	(27.5)
Long-term debt (bonds)	(80.1)	(72.8)	(7.3)	10.1	(80.6)	0.5	(0.6)
Borrowings from development entities	-	-	-	-	-	-	-
Total interest expense	(1,567.9)	(1,332.4)	(235.5)	17.7	(1,481.1)	(86.8)	5.9
Net interest income	3,162.4	2,612.1	550.2	21.1	2,893.8	268.6	9.3

* 2015 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

LB Panamá’s net interest income increased by 21.1% or Ps 550.2 billion in 2016, the devaluation of the average peso to dollar exchange rate accounted for Ps 281.6 billion of the increase in net interest income.

Net interest income in local currency increased by 9.3%, or Ps 268.6 billion, in 2016 as compared to 2015, reflecting a Ps 355.4 billion increase in total interest income offset in part by a Ps 86.8 billion increase in interest expense. The Ps 268.6 billion increase in total interest income is explained by a Ps 402.3 billion increase in interest income on total loans and leases (which includes income from interbank and overnight funds) and a Ps 46.8 billion decrease in income on investments in debt securities. The Ps 402.3 billion increase in interest income on total loans and leases was driven by a Ps 406.5 billion increase in interest income from loans and leases and a Ps 4.3 billion decrease in interest income from interbank and overnight funds.

The increase in interest income on loans and leases of Ps 406.5 billion was mainly driven by a 10.7%, or Ps 3,947.8 billion, increase in LB Panamá’s average interest-earning loan portfolio from Ps 36,812.1 billion in 2015 to Ps 40,759.9 billion in 2016, which resulted in a Ps 436.1 billion increase in interest income. The average yield earned on loans and leases showed a slight decline from 11.1% to 11.0%, which resulted in a Ps 29.6 billion decrease in interest income. The increase in interest income on loans and leases (excluding interbank and overnight funds) was driven by a Ps 273.1 billion increase in income on consumer loans and leases, a Ps 87.0 billion increase in income on commercial loans and leases and a Ps 46.4 billion increase in interest income on mortgage loans and leases.

The increase in interest earned on consumer loans and leases of Ps 273.1 billion was mainly driven by a 14.0% or Ps 1,865.5 billion increase in LB Panamá’s average consumer loans and leases portfolio from Ps 13,327.0 billion in 2015 to Ps 15,192.5 billion in 2016, which resulted in a Ps 340.6 billion increase in interest income. The increase in the average consumer loans and leases portfolio was driven by an increase in the balance of credit cards, personal loans, and automobile loans. This increase was partially offset by a 51 basis points decrease in the average yield on consumer loans and leases from 18.8% in 2015 to 18.3% in 2016, which resulted in a Ps 67.6 billion decrease in interest income.

The Ps 87.0 billion, or 8.6%, increase in interest income on commercial loans and leases was driven by a 9.3%, or Ps 1,442.5 billion, increase in LB Panamá’s average commercial loans and leases portfolio from Ps 15,535.5 billion in 2015 to Ps 16,977.9 billion in 2016, which resulted in a Ps 93.0 billion increase in interest income. This increase was partially offset by a 4 basis points decrease in the average yield on commercial loans from 6.48% in 2015 to 6.45% in 2016, which resulted in a Ps 5.9 billion decrease in interest income.

The increase in interest income on mortgage loans and leases of Ps 46.4 billion was driven by an 8.0% or Ps 639.8 billion increase in LB Panamá’s average mortgage loans and leases portfolio from Ps 7,949.7 billion in 2015 to Ps 8,589.5 billion in 2016, which resulted in a Ps 47.2 billion increase in interest income. The average yield on mortgage loans and leases slightly decreased from 7.39% in 2015 to 7.38% in 2016, resulting in a Ps 0.9 billion decrease in interest income.

Income from interbank and overnight funds decreased by 7.7%, or Ps 4.3 billion, from Ps 55.8 billion in 2015 to Ps 51.5 billion in 2016.

The Ps 46.8 billion decrease to Ps 176.2 billion in 2016 in income on investments in debt securities is mainly explained by an 88 basis points decrease in the average yield of investments in debt securities from 4.6% in 2015 to 3.7% in 2016, which resulted in a Ps 42.6 billion decrease in interest income. The average balance of investments in debt securities decreased from Ps 4,828.3 billion in 2015 to Ps 4,714.9 billion in 2016, which resulted in Ps 4.2 billion decrease in interest income.

Total interest expense increased by 5.9% or Ps 86.8 billion in 2016 as compared to 2015, mainly driven by a 5.3%, or Ps 2,410.4 billion increase in the average balance of interest-bearing liabilities from Ps 45,263.8 billion in 2015 to Ps 47,674.2 billion in 2016, which resulted in a Ps 79.3 billion increase in interest expense. Additionally, a 2 basis points increase in the average cost of funds from 3.27% in 2015 to 3.29% in 2016, resulted in a Ps 7.5 billion increase in interest expense.

Total interest expense on interest-bearing deposits increased by 7.4% or Ps 68.9 billion mainly driven by a Ps 2,577.0 billion increase in the average balance of interest-bearing deposits from Ps 32,532.5 billion in 2015 to Ps 35,109.5 billion in 2016, which resulted in a Ps 73.7 billion decrease interest expense. Partially offsetting this increase was a 1 basis points decrease in the average rate paid on interest-bearing deposits from 2.87% in 2015 to 2.86% in 2016, which resulted in a Ps 4.8 billion decrease interest expense.

The Ps 68.9 billion increase in interest expense on interest-bearing deposits reflects a Ps 47.7 billion increase in interest expense on time deposits, a Ps 12.1 billion increase in interest expense on checking accounts and a Ps 9.1 billion increase in interest expense on savings deposits.

The increase in interest expense on time deposits of Ps 47.7 billion was mainly driven by a Ps 994.5 billion increase in the average balance of time deposits from Ps 15,237.1 in 2015 to Ps 16,231.6 billion in 2016, resulting in a Ps 49.3 billion increase in interest expense. Partially offsetting this increase was a slight decrease in the average rate paid from 4.97% in 2015 to 4.96% in 2016, which resulted in a Ps 1.6 billion decrease in interest expense.

The Ps 12.1 billion increase in interest expense on interest-bearing checking accounts was driven by an increase in the average balance of interest-bearing checking accounts from Ps 10,303.2 billion in 2015 to 11,366.3 billion in 2016, resulting in a Ps 8.7 billion increase in interest expense. Additionally, a 3 basis points increase in the average rate paid from 0.79% in 2015 to 0.82% in 2016, resulted in a Ps 3.3 billion increase in interest expense.

The increase in interest expense on savings deposits of Ps 9.1 billion was driven by a Ps 519.5 billion increase in the average balance of savings deposits to Ps 7,511.7 billion in 2016, which resulted in a Ps 7.3 billion increase in interest expense. Also contributing to the increase in interest expense was a slight increase in the average rate paid on savings deposits from 1.39% in 2015 to 1.41% in 2016, resulting in a Ps 1.7 billion increase in interest expense.

The Ps 17.9 billion increase in interest expense on other funding (includes borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities) is explained by a 20 basis points increase in the average rate paid on other funding from 4.3% in 2015 to 4.5% in 2016, which resulted in a Ps 25.4 billion increase in interest expense. The average balance of other funding decreased from Ps 12,731.3 billion in 2015 to Ps 12,564.7 billion in 2016, resulting in a Ps 7.5 billion decrease in interest expense.

The Ps 17.9 billion increase in interest expense on other funding is explained by a Ps 20.5 billion increase in interest expense from borrowings from banks and others, partially offset by a Ps 2.1 billion decrease in interest expense from interbank and overnight funds and a Ps 0.5 billion decrease interest expense from long term debt.

The Ps 20.5 billion increase in interest expense from borrowings from banks and others was mainly driven by a 28 basis points increase in the average rate paid from 4.0% in 2015 to 4.3% in 2016, which resulted in a Ps 31.7 billion increase in interest expense. Partially offsetting this increase was a Ps 260.4 billion decrease in the average balance of borrowings from banks and others from Ps 11,445.6 billion in 2015 to Ps 11,185.2 billion in 2016, resulting in a Ps 11.1 billion decrease in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 10.3%, or Ps 4,386.1 billion, from Ps 42,567.7 billion in 2015 to Ps 46,953.8 billion in 2016 and net interest income increased by 9.3%, or Ps 268.6 billion, from Ps 2,893.8 billion to Ps 3,162.4 billion over the same period, which resulted in a 6 basis points decrease in the net interest margin from 6.8% in 2015 to 6.7% in 2016. The interest spread between the average rate on loans and leases (excluding interbank and overnight funds) and the average rate paid on deposits decreased by 7 basis points to 8.2% over the same period.

Net impairment losses

	For the year ended December 31,		Change December 2016 vs December 2015		For the year ended December 31, 2015	Change December 2016 vs December 2015 *
	2016	2015	#	%	(adjusted)(*)	#	%
	Total Income/ Expense	Total Income/ Expense			Total Income/ Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(785.0)	(517.7)	(267.3)	51.6	(573.0)	(212.0)	37.0
Impairment loss on accrued interest and other receivables, net	(0.2)	(1.0)	0.8	(81.9)	(1.5)	1.3	(88.4)
Impairment loss on investments in debt and equity securities	-	-	-	-	-	-	-
Impairment loss on noncurrent held for sale assets	(17.8)	(11.7)	(6.1)	52.1	(12.7)	(5.1)	40.0
Recovery of charged-off financial assets	-	1.0	(1.0)	(100.0)	1.3	(1.3)	(100.0)
Recovery of impairment loss on investment securities	-	-	-	-	-	-	-
Recovery of impairment loss on noncurrent held for sale assets	-	-	-	-	-	-	-
Net impairment losses	(802.9)	(529.4)	(273.6)	51.7	(585.9)	(217.0)	37.0

* 2015 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

	Year ended December 31,
	2016		2015		Change, 2016 vs. 2015
	Loans 91 days past due	Delinquency Ratio (1)	Loans 91 days past due	Delinquency Ratio (1)	Loans 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Total loans and leases:	505.9	1.2%	409.9	1.0%	96.0	0.1
Commercial loans and leases	113.7	0.6%	95.7	0.6%	18.0	0.1
Consumer loans and leases	285.0	1.7%	217.3	1.5%	67.7	0.2
Mortgage loans and leases	107.2	1.2%	96.9	1.2%	10.2	0.0
Microcredit loans and leases	-	N.A.	-	N.A.	-	N.A.

(1) Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment losses increased by 51.7% or Ps 273.6 billion in 2016 as compared to 2015, the devaluation of the average peso to dollar exchange rate accounted for Ps 56.5 billion of the increase in net impairment losses.

Net impairment losses in local currency increased by 37.0% or Ps 217.0 billion in 2016 as compared to 2015. This increase is explained by a Ps 212.0 billion increase in impairment loss on loans and leases, net and a Ps 5.1 billion increase in impairment loss on noncurrent held for sale assets.

The Ps 217.0 billion increase in impairment loss on loans and leases, net was primarily attributable to deterioration in the loan and leases portfolio, particularly the consumer loans and leases portfolio, and to the growth in the aggregate size of the loan and leases portfolio. LB Panamá’s delinquency ratio (measured as loans 91 days past due as a percentage of total gross loans, excluding interbank and overnight funds) deteriorated by 13 basis points to 1.2% in 2016 as compared to 1.0% in 2015, mainly in Guatemala. The delinquency ratio for LB Panama’s consumer loans and leases portfolio was 1.7% in 2016, compared to 1.5% in 2015. The delinquency ratio for LB Panama’s commercial loans and leases portfolio was 0.6% for both 2015 and 2016.

The cost of risk measured as impairment loss on loans and leases, net divided by the average balance of loans and leases (excluding interbank and overnight funds) increased from 1.6% in 2015 to 1.9% in 2016. The cost of risk net of recoveries of charged-off assets, measured as impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) was 1.9% in 2016, compared to 1.6% in 2015. The increase in cost of risk was derived from a deterioration of the loan portfolio quality metrics, mainly in Guatemala, and the strengthening of the bank’s coverage ratios over its past due loans.

Impairment losses on foreclosed assets increased by Ps 5.1 billion to Ps 17.8 billion in 2016.

Charge-offs increased from Ps 581.2 billion for the year ended December 31 2015 to Ps 652.5 billion for the year ended December 31, 2016. The ratio of charged-off assets to average loans (excluding interbank and overnight funds) remained basically unchanged at 1.6% for both 2015 and 2016. As of December 31, 2016 LB Panama’s coverage over its 91 days past due loans was 122.4%, compared to 122.8% as of December 31, 2015.

Net commission and fee income

	For the year ended December 31,		Change, December 2016 vs December 2015		For the year ended December 31, 2015 (adjusted)(*)	Change, December 2016 vs December 2015 *
	2016	2015	#	%		#	%
	(in Ps billions)
Commission and fee income:
Banking services	1,947.4	1,544.3	403.0	26.1	1,706.1	241.3	14.1
Bonded warehouse services	-	-	-	-	-	-	-
Trust activities	-	-	-	-	-	-	-
Pension and severance fund management	28.6	22.9	5.7	25.0	25.3	3.3	13.0
Commission and fee income	1,976.0	1,567.2	408.7	26.1	1,731.4	244.6	14.1
Commission and fee expenses	(94.5)	(87.5)	(7.0)	8.0	(95.0)	0.5	(0.5)
Net commission and fee expenses	1,881.5	1,479.7	401.7	27.1	1,636.5	245.0	15.0

* 2015 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

Net commission and fee income increased by 27.1% or Ps 401.7 billion in 2016 as compared to 2015, the devaluation of the average peso to dollar exchange rate accounted for Ps 156.7 billion of the increase in net commission and fee income.

Net commission and fee income in local currency increased by 15.0% or Ps 245.0 billion to Ps 1,881.5 billion in 2016 as compared to 2015. The increase is explained by a strong Ps 241.3 billion increase in commissions from banking services and a Ps 3.3 billion increase in pension and severance fund management. These increases were driven by higher credit and debit card fees and international services.

Net trading income

LB Panamá’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. LB Panamá’s net trading income for 2016 was Ps 15.3 billion, Ps 13.7 billion lower than in 2015. The devaluation of the average peso to dollar exchange rate accounted for Ps 7.3 billion of the decrease in net trading income.

Total income from investment securities

LB Panamá’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). LB Panamá manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of income on investments in debt securities and net trading income in investment securities held for trading through profit or loss) was Ps 329.4 billion for 2016, Ps 106.7 billion higher than in 2015. The devaluation of the average peso to dollar exchange rate accounted for Ps 8.9 billion of the increase in total income from investment securities.

Total income from investment securities in local currency increased Ps 97.8 billion in 2016. This increase was driven by an increase in the average yield on investment securities from 4.1% in 2015 to 6.5% in 2016, which resulted in a Ps 134.4 billion increase in interest expense. Partially offsetting this increase was a Ps 562.8 billion decrease in the average balance of Total Investment Securities from Ps 5,635.5 billion in 2015 to Ps 5,072.7 billion in 2016, resulting in a Ps 36.5 billion decrease in interest income.

When including the investment securities held for trading LB Panamá’s average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held to maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 9.1%, or Ps 3,936.8 billion, from Ps 43,374.8 billion in 2015 to Ps 47,311.6 billion in 2016 and net interest income plus net trading income from investment securities held for trading increased by 14.2%, or Ps 413.3 billion from Ps 2,902.4 billion to Ps 3,315.7 billion over the same period. The return over the average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held to maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 32 basis points from 6.7% in 2015 to 7.0% in 2016.

Other income

	Year ended December 31,		Change, 2016 vs. 2015		For the year ended December 31, 2015 (adjusted)*	Change, 2016 vs. 2015
	2016	2015	#	%		#	%
	(in Ps billions)
Foreign exchange gains (losses), net	321.1	219.8	101.3	46.1	238.4	82.6	34.6
Gains on sales of investments, net	12.4	7.3	5.2	71.0	19.9	(7.5)	(37.5)
Income from sales of noncurrent assets held for sale	12.9	4.5	8.3	182.9	11.0	1.9	17.2
Other	47.0	28.3	18.7	66.3	31.3	15.7	50.3
Total other income	393.4	259.9	133.5	51.4	300.6	92.8	30.9

* 2015 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

Total other income increased by 51.4% or Ps 133.5 billion to Ps 393.4 billion in 2016, the devaluation of the average peso to dollar exchange rate accounted for Ps 40.7 billion of the increase in total other income.

Total other income in local currency increased by 30.9% or Ps 92.8 billion in 2016. The increase was mainly driven by a 34.6% or Ps 82.6 billion increase in foreign exchange gains (losses), net. This increase is explained by a depreciation of the Costa Rican Colón against the U.S. dollar.

Other expenses

	Year ended December 31,		Change, 2016 vs. 2015		For the year ended December 31,	Change, 2016 vs. 2015
	2016	2015	#	%	2015 (adjusted)*	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(3.5)	0.0	(3.5)	N.A.	(5.9)	2.3	(39.6)
Personnel expenses	(1,569.2)	(1,325.7)	(243.5)	18.4	(1,472.7)	(96.4)	6.5
Salaries and employee benefits	(1,410.7)	(1,199.0)	(211.8)	17.7	(1,331.6)	(79.1)	5.9
Bonus plan payments	(100.8)	(91.6)	(9.2)	10.0	(102.5)	1.7	(1.7)
Termination payments	(57.7)	(35.1)	(22.5)	64.2	(38.6)	(19.1)	49.4
Administrative and other expenses	(1,411.1)	(1,053.5)	(357.6)	33.9	(1,165.1)	(245.9)	21.1
Depreciation and amortization	(199.2)	(222.3)	23.1	(10.4)	(245.8)	46.6	(19.0)
Wealth tax	-	-	-	-	-	-	-
Other expenses	(29.5)	(34.3)	4.8	(13.9)	(37.8)	8.2	(21.8)
Charitable and other donation expenses	(5.4)	(2.7)	(2.7)	99.8	(3.0)	(2.4)	78.1
Other	(24.2)	(31.6)	7.4	(23.5)	(34.8)	10.6	(30.5)
Total other expenses	(3,212.6)	(2,635.8)	(576.8)	21.9	(2,927.4)	(285.2)	9.7

* 2015 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

Total other expenses for the year ended December 31, 2016 increased by 21.9% or Ps 576.8 billion to Ps 3,212.6 billion in 2016, the devaluation of the average peso to dollar exchange rate accounted for Ps 291.6 billion of the increase in total other expenses.

Total other expenses in local currency for the year ended December 31, 2016 increased by 9.7% or Ps 285.2 billion in 2016. This increase is mainly driven by a Ps 245.9 billion increase in administrative and other expenses and a Ps 96.4 billion increase in personnel expenses. Partially offsetting this increase was a Ps 46.6 billion decrease in depreciation and amortization and a Ps 8.2 billion decrease in other expenses.

The increase in administrative and other expenses is explained by an increase in corporate expenses, in improvements and repairs, in taxes and surcharges, in contributions and affiliations and in contributions and affiliations, among others.

The increase in personnel expenses is driven by the increase in the headcount in BAC Credomatic’s operation that occurred during the year to support the growth of the loan portfolio. The number of employees of BAC went from 24,548 employees in 2015 to 25,023 employees in 2016. Yearly salaries and employee benefits per employee increased from Ps 54.2 million in 2015 to Ps 56.4 million in 2016.

Because LB Panamá’s personnel and administrative expenses increased by 13.0% or Ps 342.4 billion, while its operational income increased by 12.1% or Ps 584.2 billion, LB Panamá’s efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other) deteriorated from 54.7% in 2015 to 55.1% in 2016. The ratio of personnel expenses and administrative and other expenses as a percentage of average assets 4.5% for 2015 to 4.8% for 2016.

Income tax expense

Income tax expense for LB Panamá increased by 10.7% or Ps 40.7 billion to Ps 421.6 billion for the year ended December 31, 2016. The devaluation of the average peso to dollar exchange rate accounted for Ps 37.3 billion of the increase in income tax expense.

Income tax expense in local currency increased by 0.8% or Ps 3.5 billion to Ps 421.6 billion for the year ended December 31, 2015. LB Panamá’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends) decreased from 31.2% in 2015 to 29.3% in 2016.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in LB Panamá was Ps 0.2 billion in 2016 and accounted for only 0.02% of net income.

Banco de Occidente

Net income

	For the year ended December 31,		Change, December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	3,366.4	2,650.9	715.6	27.0
Interest expenses	(1,455.4)	(989.8)	(465.6)	47.0
Net interest income	1,911.1	1,661.1	250.0	15.1
Impairment loss on loans and other accounts receivable, net	(579.5)	(544.1)	(35.3)	6.5
Impairment loss on other assets, net	(0.0)	(7.0)	7.0	(100.0)
Recovery of charged-off financial assets	90.5	67.5	23.0	34.1
Net impairment loss	(489.0)	(483.6)	(5.3)	1.1
Net commission and fees income	292.6	247.8	44.8	18.1
Net trading income	40.0	137.4	(97.4)	(70.9)
Other income	255.9	167.0	88.9	53.2
Other expenses	(1,150.3)	(1,060.9)	(89.4)	8.4
Income before income tax expense	860.3	668.7	191.6	28.6
Income tax expense	(232.3)	(195.6)	(36.7)	18.8
Net Income	628.0	473.1	154.9	32.7
Net income attributable to:
Controlling interest	626.4	471.8	154.6	32.8
Non-controlling interest	1.6	1.3	0.3	18.9

Banco de Occidente’s net income attributable to controlling interest increased by 32.8%, or Ps 154.6 billion, to Ps 626.4 billion in 2016 as compared to Ps 471.8 billion in 2015. The increase in net income was primarily due to a Ps 250.0 billion increase in net interest income, a Ps 88.9 billion increase in other income (expense) and a Ps 44.8 billion increase in net income from commissions and fees. Partially offsetting these increases was a Ps 97.4 billion decrease in net trading income, a Ps 89.4 billion increase in total other expenses, a Ps 36.7 billion increase in income tax expense, and a Ps 5.3 billion increase in net impairment loss on financial assets.

Net interest income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	2,032.5	1,438.7	593.8	41.3
Consumer loans and leases	1,022.4	847.6	174.8	20.6
Mortgage loans and leases	90.2	69.2	21.0	30.3
Microcredit loans and leases	-	-	-	-
Interbank and overnight funds	7.1	46.1	(39.0)	(84.6)
Interest on loans and leases	3,152.3	2,401.6	750.6	31.3
Interest on investments in debt securities	214.2	249.2	(35.1)	(14.1)
Total interest income	3,366.4	2,650.9	715.6	27.0
Interest expense:
Checking accounts	(12.3)	(14.0)	1.7	(12.4)
Time deposits	(568.7)	(341.4)	(227.3)	66.6
Savings deposits	(485.9)	(362.8)	(123.1)	33.9
Total interest expense on deposits	(1,066.9)	(718.2)	(348.7)	48.5
Borrowings from banks and others	(37.6)	(25.8)	(11.8)	45.6
Interbank and overnight funds	(39.5)	(34.7)	(4.9)	14.0
Long-term debt (bonds)	(263.8)	(187.0)	(76.8)	41.1
Borrowings from development entities	(47.6)	(24.1)	(23.4)	97.2
Total interest expense	(1,455.4)	(989.8)	(465.6)	47.0
Net interest income	1,911.1	1,661.1	250.0	15.1

Banco de Occidente’s net interest income increased by 15.1%, or Ps 250.0 billion, to Ps 1,911.1 billion in 2016 as compared to 2015. This increase was primarily driven by a Ps 715.6 billion or 27.0% increase in total interest income to Ps 3,366.4 billion in 2016. The increase in total income was as a result of a 31.3%, or Ps 750.6 billion, increase in interest income on total loans and leases (which includes income from interbank and overnight funds) to Ps 3,152.3 billion and despite a 14.1%, or Ps 35.1 billion, decrease in interest on investments in debt securities to Ps 214.2 billion in 2016. The Ps 750.6 billion increase in interest income on total loans and leases was driven by a Ps 789.6 billion increase in interest income on loans and leases offset by a Ps 39.0 billion decrease in income from interbank and overnight funds. The increase in interest income was partially offset by a Ps 465.6 billion or 47.0% increase in interest expense.

The Ps 789.6 billion increase in interest income earned on loans and leases was driven by a 204 basis points increase in the average yield on loans from 9.8% in 2015 to 11.8% in 2016, which resulted in a Ps 490.8 billion increase in interest income, and a 10.5%, or Ps 2,526.0 billion, increase in Banco de Occidente’s average interest earning loan portfolio from Ps 24,060.2 billion in 2015 to Ps 26,586.2 billion in 2016, which resulted in a Ps 298.8 billion increase in interest income. The increase in the average yield on loans was in line with the 243 basis points increase in the average Central Bank rate, from 4.67% in 2015 to 7.10% in 2016. The increase in interest income on loans and leases was driven by a Ps 593.8 billion increase in income on commercial loans and leases, a Ps 174.8 billion increase in income on consumer loans and leases and a Ps 21.0 billion increase in interest income on mortgage loans and leases.

The Ps 593.8 billion, or 41.3%, increase in interest income on commercial loans and leases was driven by a 246 basis points increase in the average yield on commercial loans from 8.2% in 2015 to 10.7% in 2016, which resulted in a Ps 431.6 billion increase in interest income. Furthermore, an 8.7%, or Ps 1,522.7 billion, increase in Banco de Occidente’s average commercial loans and leases portfolio from Ps 17,560.5 billion in 2015 to Ps 19,083.2 billion in 2016, due to an increase in the balance of general purpose loans and financial leases, resulted in a Ps 162.2 billion increase in interest income.

The increase in interest earned on consumer loans and leases of Ps 174.8 billion was mainly driven by a 13.8% or Ps 796.5 billion increase in Banco de Occidente’s average consumer loans and leases portfolio from Ps 5,777.5 billion in 2015 to Ps 6,574.0 billion in 2016, which resulted in a Ps 123.9 billion increase in interest income. The increase in average consumer loans and leases portfolio was driven by an increase in the balance of personal loans and automobile loans. In addition, an 88 basis points increase in the average yield on consumer loans and leases from 14.7% in 2015 to 15.6% in 2016, which resulted in a Ps 51.0 billion increase in interest income. The increase in the average yield resulted from the increasing interest rate environment, described above.

The increase in interest income on mortgage loans and leases of Ps 21.0 billion was driven by an 28.6% or Ps 206.8 billion increase in Banco de Occidente’s average mortgage loans and leases portfolio from Ps 722.1 billion in 2015 to Ps 929.0 billion in 2016, which resulted in a Ps 20.1 billion increase in interest income. The average yield on mortgage loans and leases increased 12 basis points from 9.6% in 2015 to 9.7% in 2016, which resulted in a Ps 0.9 billion increase in interest income.

Interest earned on interbank and overnight funds decreased by Ps 39.0 billion from Ps 46.1 billion in 2015 to Ps 7.1 billion in 2016.

The Ps 35.1 billion decrease to Ps 214.2 billion in interest on investments in debt securities in 2016, is explained by a 16.1%, or Ps 832.1 billion, decrease in the average balance of available for sale and held to maturity fixed income investments from Ps 5,170.9 billion in 2015 to Ps 4,338.9 billion in 2016, which resulted in a Ps 41.1 billion decrease in interest income. Partially offsetting this decrease was a 12 basis points increase in the average yield of these investments from 4.8% in 2015 to 4.9% in 2016, which resulted in a 6.0 billion increase in interest income.

Total interest expense increased by 47.0% or Ps 465.6 billion in 2016 as compared to 2015, mainly driven by a 158 basis points increase in the average cost of funds from 4.2% in 2015 to 5.7% in 2016 which led to a Ps 374.5 billion increase in interest expense. The increase in the average cost of funds resulted also from the increasing interest rate environment, described above. Furthermore, a 6.7%, or Ps 1,584.9 billion, increase in the average balance of interest-bearing liabilities from Ps 23,756.1 billion in 2015 to Ps 25,340.9 billion in 2016 resulted in a Ps 91.0 billion increase in interest expense.

Total interest expense for interest-bearing deposits increased 48.5%, or Ps 348.7 billion, to Ps 1,066.9 billion over the same period, mainly driven by a 156 basis points increase in the average cost of interest-bearing deposits from 3.9% in 2015 to 5.4% in 2016, resulting in a Ps 290.3 billion increase in interest expense. Also contributing to the increase in interest expense for interest-bearing deposits was a 5.8%, or Ps 1.074.9 billion, increase in the average balance of interest-bearing deposits from Ps 18,576.2 billion in 2015 to Ps 19,651.1 billion in 2016, resulting in a Ps 58.4 billion increase in interest expense.

The Ps 465.6 billion increase in total interest expense was mainly driven by a 348.7 billion increase in interest expense on interest-bearing deposits and a Ps 116.9 billion increase in interest expense on other funding. The increase in interest expense on interest-bearing deposits is explained by a Ps 227.3 billion increase in interest expense on time deposits, a Ps 123.1 billion increase in interest expense on savings deposits and by a Ps 1.7 billion decrease in interest expense on interest-bearing checking accounts. The increase in interest expense on other funding was mainly attributable to a Ps 76.8 billion increase in interest expense on long-term debt (bonds), a Ps 35.2 billion increase in interest expense on borrowings from banks and others (including borrowings from development entities) and a Ps 4.9 billion increase in interest expense on interbank and overnight funds.

The Ps 227.3 billion increase in interest expense on time deposits was mainly driven by an increase in the average interest rate paid on time deposits of 192 basis points from 4.6% in 2015 to 6.5% in 2016, which resulted in a Ps 143.4 billion increase in interest expense, and a 17.3%, or Ps 1,290.0 billion, increase in the average balance of time deposits to Ps 8,739.2 billion, which resulted in a Ps 83.9 billion increase in interest expense.

The increase in interest expense on savings deposits of Ps 123.1 billion was driven by an increase in the average rate paid on savings deposits of 130 basis points from 3.7% in 2015 to 5.0% in 2016, which resulted in a Ps 127.4 billion increase in interest expense. The average balance of savings deposits decreased by 0.9%, or Ps 86.4 billion, to Ps 9,749.6 billion resulting in a Ps 4.3 billion decrease in interest expense.

The Ps 76.8 billion increase in interest expense on long-term debt was driven by a 257 basis points increase in the average rate paid from 7.8% in 2015 to 10.3% in 2016, which resulted in a Ps 62.1 billion increase in interest expense. In addition, the average balance of long-term debt increased by 5.9%, or Ps 142.6 billion, to Ps 2,554.3 billion, which resulted in a Ps 14.7 billion increase in interest expense.

The increase in interest expense on borrowings from banks and others (including borrowings from development entities) of Ps 35.2 billion was driven by a 134 basis points increase in the average rate paid from 2.6% in 2015 to 3.9% in 2016, which resulted in a Ps 26.0 billion increase in interest expense. The average balance of these funds increase by 12.1%, or Ps 234.9 billion, to Ps 2,175.2 billion, which resulted in a Ps 9.2 billion increase in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 5.7%, or Ps 1,679.7 billion, from Ps 29,426.7 billion in 2015 to Ps 31,106.3 billion in 2016 and net interest income increased by 15.1%, or Ps 250.0 billion, from Ps 1,661.1 billion to Ps 1,911.1 billion over the same period, which resulted in a 50 basis points increase in the net interest margin from 5.6% in 2015 to 6.1% in 2016. The interest spread between the average rate on loans and leases and the average rate paid on deposits increased by 48 basis points from 5.9% to 6.4% over the same period. Given the fact that Banco de Occidente’s loan portfolio is comprised mainly by corporate loans, which by nature are floating-rate loans, an increasing rate scenario is NIM positive for this Bank.

Net impairment losses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(511.7)	(497.4)	(14.3)	2.9
Impairment loss on accrued interest and other receivables, net	(67.7)	(46.7)	(21.0)	45.0
Impairment loss on investments in debt and equity securities	-	(7.0)	7.0	(100.0)
Impairment loss on noncurrent held for sale assets	(0.0)	-	(0.0)	-
Recovery of charged-off financial assets	90.5	67.5	23.0	34.1
Recovery of impairment loss on investments in debt and equity securities	-	-	-	-
Recovery of impairment loss on noncurrent held for sale assets	-	-	-	-
Net impairment losses	(489.0)	(483.6)	(5.3)	1.1

	Year ended December 31,
	2016		2015		Change, 2016 vs. 2015
	Loans 91 days past due	Delinquency Ratio (1)	Loans 91 days past due	Delinquency Ratio (1)	Loans 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Total loans and leases:	639.3	2.3%	499.0	1.9%	140.3	0.5
Commercial loans and leases	444.0	2.3%	352.6	1.8%	91.4	0.5
Consumer loans and leases	174.0	2.5%	130.1	2.1%	43.9	0.4
Mortgage loans and leases	21.3	2.1%	16.3	1.9%	5.1	0.2
Microcredit loans and leases	-	N.A.	-	N.A.	-	N.A.

(1) Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment losses increased by 1.1%, or Ps 5.3 billion, in 2016 as compared to 2015. This increase was primarily driven by a Ps 21.0 billion increase in impairment loss for accrued interests and other receivables, net, and a Ps 14.3 billion increase in impairment loss on loans and leases, net. These increases were partially offset by a Ps 23.0 billion increase in recoveries of charged-off assets and a Ps 7.0 billion decrease in impairment loss on investments in debt and equity securities.

The increases in impairment loss for accrued interests and other receivables, net and in impairment loss on loans and leases, net were mainly attributable to a deterioration in the bank’s total loans and leases portfolio. Banco de Occidente’s delinquency ratio (measured as loans 91 days past due as a percentage of total gross loans excluding interbank and overnight funds) increased by 45 basis points in 2016 as compared to 2015. The delinquency ratio for the commercial loan portfolio increased by 47 basis points to 2.3% in 2016 and for the consumer loan portfolio increased by 44 basis points to 2.5% in 2016. The deterioration of the loan portfolio was directly associated with a low GDP growth scenario.

The bank’s cost of risk, measured as impairment loss on loans and leases, net divided by the average balance of loans and leases (excluding interbank and overnight funds) decreased 8 basis points from 2.3% in 2015 to 2.2% for 2016. The bank’s cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) decreased 14 basis points from 2.0% in 2015 to 1.8% for 2016.

Charge-offs increased from Ps 370.3 billion for the year ended December 31, 2015 to Ps 467.3 billion for the year ended December 31, 2016 and the ratio of charge-offs to average loans (excluding interbank and overnight funds) increased from 1.5% for the year ended December 31, 2015 to 1.8% for the year ended December 31, 2016. Since Banco de Occidente’s net impairment loss on loans and leases increased, in absolute terms, more than charge-offs, the allowance for impairment losses on loans and leases increased from Ps 790.3 billion as of December 31, 2015 to Ps 872.3 billion as of December 31, 2016. As of December 31, 2016 Banco de Occidente’s coverage over its 91 days past due loans was 136.4% versus 158.4% as of December 31, 2015.

The recovery of charged-off assets increased by 34.1% or Ps 23.0 billion, to Ps 90.5 billion. The ratio of recovered charged-off assets to average loans (excluding interbank and overnight funds) remained substantially unchanged at 0.3% in 2016 as compared to 2015.

Impairment losses on investment in debt and equity securities decreased Ps 7.0 billion in 2016. During 2015 Banco de Occidente provisioned Ps 7.0 billion given a deterioration in a particular issuer (Pacific Exploration and Production S.A.) in Occidental Bank Barbados corporate bond portfolio.

Net commission and fee income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Commissions and fee income:
Banking fees	339.0	347.6	(8.6)	(2.5)
Bonded warehouse services	-	-	-	-
Trust activities	53.4	51.2	2.2	4.3
Pension and severance fund management	-	-	-	-
Commission and fee income	392.4	398.8	(6.4)	(1.6)
Commission and fee expenses	(99.8)	(151.0)	51.2	(33.9)
Net commission and fee income	292.6	247.8	44.8	18.1

Net commission and fee income increased by 18.1% or Ps 44.8 billion to Ps 292.6 billion in 2016 as compared to 2015. This was primarily due to a 33.9%, or Ps 51.2 billion, decrease in commission and fee expenses and a 4.3%, or Ps 2.2 billion, increase in trust activities fess, offset in part by a Ps 8.6 billion decrease in banking fees.

The decrease in commission and fee expenses was partly explained by a difference in accounting of expenses for commissions and fees related with credit and debit cards, which are now netted in income from banking fees. When analyzing 2015 as presented in 2016, banking fees would have grown 31.3% and expenses 11.3%.

Net trading income

Banco de Occidente’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2016, the bank’s net trading income came in at Ps 40.0 billion, Ps 97.4 billion lower than the Ps 137.4 billion obtained in 2015.

Net trading income from derivatives decreased Ps 88.4 billion from a gain of Ps 111.6 billion in 2015 to a gain of Ps 23.2 billion in 2016.

Net trading income from investment securities held for trading through profit or loss decreased Ps 9.1 billion to Ps 16.8 billion in 2016. This decrease was mainly driven by a 32.4%, or Ps 217.0 billion, decrease in the average balance of Banco de Occidente’s fixed income and equity investments held for trading through profit or loss, which resulted in a Ps 8.0 billion decrease in income. Also contributing to the decrease in net trading income from investment securities held for trading through profit or loss was a decrease in the average yield from 3.9% in 2015 to 3.7% in 2015, resulting in a Ps 1.0 billion decrease in income.

Total income from investment securities

Banco de Occidente’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Banco de Occidente manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income in investment securities held for trading through profit or loss) was Ps 230.9 billion for 2016, 16.0% or Ps 44.1 billion lower than the Ps 275.1 billion registered during 2015. This was primarily driven by a Ps 1,049.0 billion decrease in the average balance of Total Investment Securities from Ps 5,840.6 billion in 2015 to Ps 4,791.6 billion in 2016, resulting in a Ps 50.6 billion decrease in interest income. The average yield on investment securities increased from 4.7% in 2015 to 4.8% in 2016, generating a Ps 6.4 billion increase in interest income.

When including the investment securities held for trading through profit or loss Banco de Occidente’s average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 4.9% or Ps 1,462.7 billion from Ps 30,096.4 billion in 2015 to Ps 31,559.1 billion in 2016 and net interest income plus net trading income would have increased by 14.3%, or Ps 240.9 billion, from Ps 1,686.9 billion to Ps 1,927.8 billion over the same period. The return over average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased 50 basis points from 5.6% in 2015 to 6.1% in 2016.

Other income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
		(in Ps billions)
Foreign exchange gains (losses), net	21.2	(54.0)	75.3	(139.3)
Gains on sales of investments, net	47.8	0.8	47.0	5,982.1
Income from sales of noncurrent assets held for sale	0.3	2.8	(2.5)	(90.6)
Equity method	117.6	95.9	21.7	22.7
Dividend income	21.5	27.8	(6.3)	(22.6)
Gains on valuation of assets, net	31.3	-	31.3	-
Income from non-financial sector, net	(67.7)	(45.5)	(22.2)	48.8
Net income from financial instruments designated at fair value	-	-	-	-
Other	84.0	139.3	(55.3)	(39.7)
Total other income	255.9	167.0	88.9	53.2

Total other income increased by 53.2%, or Ps 88.9 billion, to Ps 255.9 billion in 2016 as compared to 2015. This increase was mainly driven by a Ps 75.3 billion increase in foreign exchange gains (losses), net, a Ps 47.0 billion increase in gains on sales of investments, of which Ps 44.2 were related to the sale of the bank’s investment in CIFIN to TransUnion Netherlands, a Ps 31.3 billion increase in gains on valuation of assets and a Ps 21.7 billion increase in equity method contributed by Porvenir. These increases were partially offset by a Ps 55.3 billion decrease in other income, a Ps 22.2 billion decrease in income from non-financial sector, net, a Ps 6.3 billion decrease in dividend income primarily from Corficolombiana and a Ps 2.5 billion decrease in income from sales of noncurrent assets held for sale.

Other expenses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Personnel expenses	(441.0)	(400.4)	(40.6)	10.1
Salaries and employee benefits	(430.7)	(394.0)	(36.7)	9.3
Bonus plan payments	(4.6)	(4.6)	0.1	(1.8)
Termination payments	(5.7)	(1.8)	(3.9)	212.4
Administrative and other expenses	(594.9)	(542.5)	(52.4)	9.7
Depreciation and amortization	(64.3)	(61.4)	(2.9)	4.7
Wealth tax	(37.3)	(43.6)	6.3	(14.6)
Other expenses	(12.9)	(13.0)	0.1	(1.1)
Charitable and other donation expenses	(0.2)	(1.7)	1.5	(87.6)
Other	(12.7)	(11.3)	(1.4)	12.1
Total other expenses	(1,150.3)	(1,060.9)	(89.4)	8.4

Total other expenses increased by 8.4%, or Ps 89.4 billion to Ps 1,150.3 billion in 2016 as compared to 2015, mainly driven by an increase of Ps 52.4 billion or 9.7% increase in administrative and other expenses, a Ps 40.6 billion increase in personnel expenses, and a Ps 2.9 billion increase in depreciation and amortization. Partially offsetting these increases was a Ps 6.3 billion decrease in wealth tax.

Administrative and other expenses increased by Ps 52.4 billion to Ps 594.9 billion in 2016 from Ps 542.5 billion in 2015, mainly explained by a Ps 24.4 billion increase in service fees, a Ps 18.7 billion increase in rentals, a Ps 15.4 billion increase in taxes and surcharges, a Ps 10.8 billion increase in insurance expenses, and a Ps 6.5 billion increase in contributions and affiliations, offset in part by a Ps 24.6 billion decrease in other administrative expenses.

The Ps 40.6 billion increase in personnel expenses is explained by a Ps 36.7 billion increase in salaries and employee benefits and a Ps 3.9 billion increase in termination payments. The 9.3%, or Ps 36.7 billion, increase in salaries and employee benefits was explained by an increase in their yearly salaries and employee benefits per employee from Ps 27.0 million in 2015 to Ps 30.8 million in 2016. Banco de Occidente’s headcount decreased from 14,571 employees in 2015 to 14,003 employees in 2016.

Banco de Occidente’s efficiency ratio improved from 45.5% for 2015 to 42.9% for 2016. The ratio of personnel expenses and administrative and other expenses as a percentage of average assets slightly deteriorated from 2.8% for 2015 to 2.9% for 2016.

Income tax expense

Income tax expense for Banco de Occidente increased by Ps 36.7 billion, or 18.8%, to Ps 232.3 billion for the year ended December 31, 2016, primarily due to higher income before income tax expense. Banco de Occidente’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) decreased from 33.2% for the year ended December 31, 2015 to 30.6% for the year ended December 31, 2016. The decrease in the effective tax rate was driven by adjustments to deferred taxes arising from the most recent tax reform.

Net income attributable to non-controlling interest

Banco de Occidente’s net income attributable to non-controlling interest increased by Ps 0.3 billion to Ps 1.6 billion for the year ended December 31, 2016. Net income attributable to non-controlling interest is not a significant contributor to net income for Banco de Occidente, responsible for only 0.3% of net income for the year ended December 31, 2016.

Banco Popular

Net income

	Banco Popular Consolidated
	For the year ended December 31,		Change December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	2,043.7	1,624.3	419.5	25.8
Interest expenses	(995.1)	(583.2)	(411.9)	70.6
Net interest income	1,048.7	1,041.1	7.5	0.7
Impairment loss on loans and other accounts receivable, net	(229.9)	(63.2)	(166.8)	264.0
Impairment loss on other assets, net	0.0	(4.7)	4.7	(100.0)
Recovery of charged-off financial assets	30.8	29.3	1.4	4.9
Net impairment loss	(199.2)	(38.5)	(160.6)	417.0
Net commission and fees income	138.1	128.6	9.5	7.4
Net trading income	23.4	19.0	4.4	23.2
Other income	188.2	178.0	10.2	5.7
Other expenses	(866.8)	(805.9)	(60.9)	7.6
Income before income tax expense	332.4	522.4	(189.9)	(36.4)
Income tax expense	(151.4)	(173.1)	21.7	(12.5)
Net Income	181.1	349.3	(168.2)	(48.2)
Net income attributable to:
Controlling interest	179.9	348.5	(168.6)	(48.4)
Non-controlling interest	1.2	0.8	0.3	43.1

Banco Popular’s net income attributable to controlling interest decreased by 48.4%, or Ps 168.6 billion, to Ps 179.9 billion in 2016 as compared to Ps 348.5 billion in 2015. This decrease is attributable to a Ps 160.6 billion increase in net impairment loss on financial assets and a Ps 60.9 billion increase in other expenses. Partially offsetting the above mentioned, was a Ps 21.7 billion decrease in income tax expense, a Ps 10.2 billion increase in total other income (expenses), a Ps 9.5 billion increase in net income from commissions and fees, a Ps 7.5 billion increase in net interest income, and a Ps 4.4 billion increase in net trading income.

Net interest income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	661.7	462.3	199.4	43.1
Consumer loans and leases	1,227.1	1,044.6	182.5	17.5
Mortgage loans and leases	35.2	17.1	18.1	105.3
Microcredit loans and leases	1.6	1.5	0.2	10.9
Interbank and overnight funds	6.4	10.3	(3.9)	(38.1)
Interest on loans and leases	1,932.0	1,535.9	396.2	25.8
Interest on investments in debt securities	111.7	88.4	23.3	26.3
Total interest income	2,043.7	1,624.3	419.5	25.8
Interest expense:
Checking accounts	(0.6)	(0.8)	0.2	(21.4)
Time deposits	(371.1)	(143.6)	(227.5)	158.4
Savings deposits	(407.4)	(274.5)	(132.9)	48.4
Total interest expense on deposits	(779.2)	(419.0)	(360.2)	86.0
Borrowings from banks and others	(2.5)	(0.0)	(2.5)	N.A.
Interbank and overnight funds	(67.7)	(29.2)	(38.5)	132.1
Long-term debt (bonds)	(138.6)	(129.1)	(9.6)	7.4
Borrowings from development entities	(7.0)	(5.9)	(1.1)	18.3
Total interest expense	(995.1)	(583.2)	(411.9)	70.6
Net interest income	1,048.7	1,041.1	7.5	0.7

Banco Popular’s net interest income increased by 0.7%, or Ps 7.5 billion, from Ps 1,041.1 billion in 2015 to Ps 1,048.7 billion in 2016. This increase was primarily driven by a Ps 419.5 billion or 25.8% increase in total interest income that was partially offset by Ps 411.9 billion or 70.6% increase in total interest expense. The increase in total interest income is explained by a Ps 396.2 billion increase in interest income on total loans and leases (which include income from interbank and overnight funds) and a Ps 23.3 billion increase in income on investments in debt securities. The Ps 396.2 billion increase in interest income on total loans and leases was driven by an increase in interest income from loans and leases of Ps 400.1 billion to Ps 1,925.6 billion in 2016 which was partially offset by a Ps 3.9 billion decrease in income from interbank and overnight funds.

The increase in interest earned on loans and leases of Ps 400.1 billion was explained by a 13.3%, or Ps 1,842.0 billion, increase in Banco Popular’s average interest-earning loans and leases portfolio from Ps 13,825.6 billion in 2015 to Ps 15,667.6 billion in 2016, which resulted in a Ps 226.4 billion increase in interest income. Also contributing to the increase in interest earned on loans and leases was a 126 basis points increase in the average yield of loans and financial leases from 11.0% in 2015 to 12.3% in 2016, which resulted in a Ps 173.7 billion increase in interest income on loans and leases. The increase in the average yield on loans was in line with the 243 basis points increase in the average Central Bank rate, from 4.67% to 7.10%. The increase in interest income on loans and leases was driven by a Ps 199.4 billion increase in income on commercial loans and leases, a Ps 182.5 billion increase in income on consumer loans and leases and a Ps 18.1 billion increase in interest income on mortgage loans and leases.

The Ps 199.4 billion, or 43.1%, increase in interest income on commercial loans and leases was driven by a 219 basis points increase in the average yield on commercial loans from 7.2% in 2015 to 9.4% in 2016, which resulted in a Ps 140.0 billion increase in interest income. Additionally, a 9.8%, or Ps 629.0 billion, increase in Banco Popular’s average commercial loans and leases portfolio from Ps 6,387.4 billion in 2015 to Ps 7,016.4 billion in 2016 resulted in a Ps 59.3 billion increase in interest income. The increase in the average commercial loans and leases portfolio was driven by an increase in the balance of general purpose loans.

The increase in interest earned on consumer loans and leases of Ps 182.5 billion was mainly driven by a 14.7% or Ps 1,053.7 billion increase in Banco Popular’s average consumer loans and leases portfolio from Ps 7,161.0 billion in 2015 to Ps 8,214.7 billion in 2016, which resulted in a Ps 157.4 billion increase in interest income. The increase in the average consumer loans and leases portfolio was driven by an increase in personal loans, primarily consisting of payroll loans. In addition, a 35 basis points increase in the average yield on consumer loans and leases from 14.6% in 2015 to 14.9% in 2016, which resulted in a Ps 25.1 billion increase in interest income. The increase in the average yield resulted from an increasing interest rate environment, described above.

The increase in interest income on mortgage loans and leases of Ps 18.1 billion was driven by a 61.0% or Ps 161.8 billion increase in Banco Popular’s average mortgage loans and leases portfolio from Ps 265.3 billion in 2015 to Ps 427.1 billion in 2016, which resulted in a Ps 13.3 billion increase in interest income. The average yield on mortgage loans and leases increased 178 basis points from 6.5% in 2015 to 8.2% in 2016, which resulted in a Ps 4.7 billion increase in interest income.

Interest earned on interbank and overnight funds decreased by Ps 3.9 billion from Ps 10.3 billion in 2015 to Ps 6.4 billion in 2016.

The Ps 23.3 billion increase to Ps 111.7 billion in 2016 in income on investments in debt securities mainly reflects a 72 basis points increase in the yield from 5.4% in 2015 to 6.1% in 2016, which resulted in a Ps 11.9 billion increase in interest income. Furthermore, there was an 11.4%, or Ps 188.5 billion, increase in the average balance of investments in debt securities from Ps 1,651.5 billion in 2015 to Ps 1,840.0 billion in 2016, which led to a Ps 11.4 billion increase in interest income.

Total interest expense, on the other hand, increased by 70.6%, or Ps 411.9 billion, to Ps 995.1 billion in 2016 as compared to 2015, mainly driven by a 209 basis points increase in the average cost of funds from 4.4% in 2015 to 6.5% in 2016, which resulted in a Ps 273.6 billion increase in interest expense. The increase in the average cost of funds resulted from an increasing interest rate environment, described above. In addition, a 16.1%, or Ps 2,116.8 billion, increase in the average balance of interest-bearing liabilities from Ps 13,109.1 billion in 2015 to Ps 15,225.9 billion in 2016 resulted in a Ps 138.3 billion increase in interest expense. Total interest expense for interest-bearing deposits increased by Ps 360.2 billion, to Ps 779.2 billion in 2016 as compared to Ps 419.0 billion in 2015, mainly driven by a 221 basis points increase in the average cost of these funds from 4.0% in 2015 to 6.2% in 2016, resulting in a Ps 229.4 billion increase in interest expense. Furthermore, there was a 20.2%, or Ps 2,096.1 billion increase in the average balance of interest-bearing deposits from Ps 10,388.2 billion in 2015 to Ps 12,484.3 billion in 2016, which led to a Ps 130.8 billion increase in interest expense.

The Ps 360.2 billion increase in interest expense on interest-bearing deposits was mainly driven by a Ps 227.5 billion increase in interest expense on time deposits and a Ps 132.9 billion increase in interest expense on savings deposits. The Ps 51.7 billion increase in interest expense on other funding was mainly attributable to a Ps 38.5 billion increase in interest expense on interbank and overnight funds and a Ps 9.6 billion increase in interest expense on long-term debt.

The increase in interest expense on time deposits of Ps 227.5 billion was driven by a 79.2% or Ps 1,972.5 billion increase in the average balance of time deposits from Ps 2,489.9 billion in 2015 to Ps 4,462.4 billion in 2016, which resulted in a Ps 164.0 billion increase in interest expense. The average interest rate paid on time deposits increased by 255 basis points to 8.3% in 2016, which resulted in a Ps 63.4 billion increase in the interest expense.

The Ps 132.9 billion increase in interest expenses on savings deposits was due to a 161 basis points increase in the average rate paid on savings deposits to 5.1%, which resulted in a Ps 126.3 billion increase in interest expense. The average balance of savings deposits increased by 1.6%, or Ps 129.2 billion, from Ps 7,841.0 billion in 2015 to Ps 7,970.3 billion in 2016, which resulted in a Ps 6.6 billion increase in interest expense.

Interest expense on interbank and overnight funds increased by Ps 38.5 billion from Ps 29.2 billion in 2015 to Ps 67.7 billion in 2016. This increase was driven by an increase in the average balance of interbank and overnight funds from Ps 685.6 billion in 2015 to 1,026.3 in 2016, which resulted in a Ps 22.5 billion increase in interest expense. Furthermore, an increase in the average rate paid on interbank and overnight funds from 4.3% in 2015 to 6.6% in 2016, resulted in a Ps 16.1 billion increase in interest expense.

The increase in interest expense on long-term debt of Ps 9.6 billion was primarily driven by a 247 basis points increase in the average rate paid on long-term debt from 7.1% in 2015 to 9.6% in 2016, which resulted in a Ps 44.7 billion increase in interest expense. Partially offsetting this increase was a 20.2%, or Ps 366.9 billion, decrease in the average balance of long-term debt from Ps 1,813.4 billion in 2015 to Ps 1,446.5 billion in 2016, which resulted in a Ps 35.2 billion decrease in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds and (ii) available for sale and held to maturity fixed income investments) increased by 13.1%, or Ps 2,033.2 billion, to Ps 17,522.0 billion in 2016 as compared to Ps 15,488.8 billion in 2015, and net interest income increased by 0.7%, or Ps 7.5 billion, from Ps 1,041.1 billion in 2015 to Ps 1,048.7 billion in 2016, which resulted in a 74 basis point decrease in the net interest margin from 6.7% in 2015 to 6.0% in 2016. This contraction of the net interest margin was expected during an increasing rate scenario as most of Banco Popular’s loan portfolio is comprised of consumer loans, by nature with fixed yields, which tend to take longer to reprice.

Interest spread between the average yield earned on loans and leases and the average rate paid on deposits decreased by 95 basis points from 7.0% in 2015 to 6.0% in 2016. As in the case of the net interest margin, the contraction of the spread between the average yield earned on loans and leases and the average rate paid on deposits was expected during an increasing rate scenario as most of Banco Popular’s loan portfolio is comprised of consumer loans, by nature with fixed yields, which tend to take longer to reprice.

Net impairment losses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	Total Income/Expense	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(224.6)	(61.3)	(163.3)	266.4
Impairment loss on accrued interest and other receivables, net	(5.4)	(1.9)	(3.5)	185.1
Impairment loss on investments in debt and equity securities	-	-	-	-
Impairment loss on noncurrent held for sale assets	0.0	(4.7)	4.7	(100.0)
Recovery of charged-off financial assets	30.8	29.3	1.4	4.9
Recovery of impairment on investments in debt and equity	-	-	-	-
Recovery of Impairment loss on noncurrent held for sale assets	-	-	-	-
Net impairment losses	(199.2)	(38.5)	(160.6)	417.0

	Year ended December 31,
	2016		2015		Change, 2016 vs. 2015
	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Delinquency Ratios:	342.3	2.1%	213.2	1.5%	129.1	0.6
Commercial loans and leases	114.8	1.6%	83.6	1.2%	31.1	0.4
Consumer loans and leases	220.7	2.5%	125.5	1.7%	95.2	0.8
Mortgage loans and leases	6.1	1.2%	3.4	1.0%	2.7	0.2
Microcredit loans and leases	0.7	8.5%	0.7	6.8%	(0.0)	1.7

(1) Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment losses increased by Ps 160.6 billion, in 2016 as compared to 2015. This increase was primarily driven by a Ps 163.3 billion increase in impairment loss in loans and leases, net, and a Ps 3.5 billion increase in impairment loss on accrued interest and other receivables, net, which were partly offset by a Ps 4.7 billion decrease in impairment loss on noncurrent held for sale assets and a Ps 1.4 billion increase in recoveries of charged-off assets.

The Ps 163.3 billion increase in impairment loss on loans and leases, net was mainly driven by a 62 basis points deterioration in Banco Popular’s delinquency ratio (measured as loans 91 days past due as a percentage of total gross loans excluding interbank and overnight funds) from 1.5% in 2015 to 2.1% in 2016. Delinquency ratios for consumer loans deteriorated 82 basis points to 2.5% in 2016, commercial loans declined 39 basis points to 1.6% and mortgages did so by 21 basis points to 1.2%. The deterioration of the loan portfolio was partially a result of low GDP growth.

Also contributing to the increase in impairment loss on loans and leases, net was a base effect of lower impairment loss on loans and leases, net for 2015 resulting from an update in the probability of default parameter in the bank’s allowance evaluation models that lowered impairment losses requirements.

The bank’s cost of risk, measured as impairment loss on loans and leases divided by the average balance of loans and leases (excluding interbank and overnight funds) was 1.5% in 2016 compared to the 0.6% in 2015, adjusted for the one-time effect registered during 2015. The bank’s cost of risk net of recoveries of charged-off assets, measured as impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) was 1.3% in 2016 and 0.4% in 2015, adjusted for the one-time effect registered during 2015.

Impairment loss on accrued interest and other receivables, net increased by Ps 3.5 billion in 2016 as compared to 2015 due to lower reversals of impairment losses of Ps 3.2 billion.

Charge-offs increased from Ps 79.0 billion for the year ended December 31, 2015 to Ps 106.4 billion for the year ended December 31, 2016. Since Banco Popular’s impairment loss on loans and leases, net increased, in absolute terms, more than charge-offs, the allowance for impairment losses of loans and leases increased from Ps 401.1 billion as of December 31, 2015 to Ps 523.9 billion as of December 31, 2016. As of December 31, 2016 Banco Popular’s coverage over its 91 days past due loans was 153.1% versus 188.1% as of December 31, 2015. The charge-offs to average loans (excluding interbank and overnight funds) slightly increased from 0.6% for 2015 to 0.7% for 2016.

The recovery of charged-off assets increased by 4.9%, or Ps 1.4 billion, to Ps 30.8 billion. The ratio of recovered charged-off assets to average loans (excluding interbank and overnight funds) remained stable at 0.2% for both years.

Impairment loss on noncurrent held for sale assets, net decreased by Ps 4.7 billion over the same period due to a recovery in foreclosed assets held by the bank in 2015.

Net commission and fee income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Commission and fee income:
Banking fees	134.5	110.5	24.0	21.7
Bonded warehouse services	64.2	56.0	8.2	14.6
Trust activities	21.5	15.2	6.3	41.4
Pension and severance fund management	1.8	1.7	0.1	6.8
Commission and fee income	222.0	183.4	38.6	21.1
Commission and fee expenses	(83.9)	(54.8)	(29.1)	53.1
Net commission and fee income	138.1	128.6	9.5	7.4

Net commission and fee income increased by 7.4%, or Ps 9.5 billion, to Ps 138.1 billion in 2016 as compared to 2015 mainly explained by a very strong Ps 24.0 billion increase in banking fees, a Ps 8.2 billion or 14.6% increase in bonded warehouse service fees and Ps 6.3 billion or 41.4% increase in trust activities fees. These increases were partially offset by a Ps 29.1 billion or 53.1% increase in expenses for commissions and fees in 2016.

The Ps 24.0 billion increase in banking fees was driven by a Ps 13.5 billion increase in banking services fees, a Ps 9.0 billion increase in credit card fees and a Ps 1.6 billion increase in checking fees.

Net trading income

Banco Popular’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

During 2016, Banco Popular’s net trading income came in at Ps 23.4 billion, 23.2%, or Ps 4.4 billion higher than the Ps 19.0 billion obtained in 2015. This increase was driven by a Ps 2.4 billion increase in net trading income from derivatives and a Ps 2.0 billion increase in net trading income from investment securities held for trading through profit or loss.

Net trading income from derivatives increased Ps 2.4 billion from a loss of Ps 0.4 billion in 2015 to a gain of Ps 2.0 billion in 2016.

The net trading income from investment securities held for trading through profit or loss increased by 10.4%, or Ps 2.0 billion, to Ps 21.5 billion in 2016. This increase in the net trading income from investment securities held for trading through profit or loss was mainly driven by an increase in yield from 4.4% in 2015 to 12.3% in 2016, which resulted in an increase in interest income of Ps 34.9 billion. In contrast, the decrease in the average balance of the bank’s investment securities held for trading through profit or loss from Ps 440.9 billion in 2015 to Ps 174.0 billion in 2016, resulted in a Ps 32.9 billion decrease in net trading income.

Total income from investment securities

Banco Popular’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Banco Popular manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 133.2 billion for 2016, Ps 25.3 billion or 23.5% higher than the Ps 107.9 billion for 2015. This was primarily driven by an increase average yield of total investment securities from 5.2% in 2015 to 6.6% in 2016, resulting in a Ps 30.5 billion increase in interest income. The average balance of Total Investment Securities, however, decreased 3.7%, or Ps 78.4 billion, resulting in a Ps 5.2 billion decline in interest income.

When including investment securities held for trading through profit or loss, Banco Popular’s average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) fixed income and equity investments held for trading through profit or loss, and (iii) available for sale and held to maturity fixed income investments) would have increased by 11.1%, or Ps 1,766.3 billion, to Ps 17,696.0 billion in 2016 as compared to Ps 15,929.7 billion in 2015, and the net interest income plus net trading income from investment securities held for trading through profit or loss would have increased 0.9%, or Ps 9.5 billion, from Ps 1,060.6 billion in 2015 to Ps 1,070.1 billion in 2016. The return over average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) fixed income and equity investments held for trading through profit or loss, and (iii) available for sale and held to maturity fixed income investments) would have decreased by 61 basis points from 6.7% in 2015 to 6.0% in 2016.

Other income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Foreign exchanges gains (losses), net	2.0	3.9	(1.9)	(48.3)
Gains on sales of investments, net	34.0	(0.7)	34.7	N.A.
Income from sales of noncurrent assets held for sale	0.0	1.5	(1.4)	(98.0)
Equity method	(0.8)	0.8	(1.6)	(205.9)
Dividend income	28.4	33.5	(5.1)	(15.3)
Gains on valuation of assets, net	5.8	-	5.8	-
Income from non-financial sector, net	0.2	1.5	(1.3)	(86.3)
Net income from financial instruments designated at fair value	-	-	-	-
Other	118.6	137.7	(19.1)	(13.9)
Total other income	188.2	178.0	10.2	5.7

Total other income (expense) increased by Ps 10.2 billion, or 5.7%, to Ps 188.2 billion in 2016 from Ps 178.0 billion in 2015. This increase was mainly due to a Ps 34.7 billion increase in gains on sales of investments, net related to the sale of the bank’s investment in CIFIN to TransUnion Netherlands and a Ps 5.8 billion increase in gains on valuation of assets. Partially offsetting this was a Ps 19.1 billion decrease in other income, a Ps 5.1 billion decrease in dividend income from Corficolombiana, a Ps 1.9 billion decrease in foreign exchange gains (losses), net, a Ps 1.6 billion decrease in income from equity method from ATH, a Ps 1.4 billion decrease in income from sales of noncurrent assets held for sale and a Ps 1.3 billion decrease in income from non-financial sector.

Other expenses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	-	(0.0)	-
Personnel expenses	(314.9)	(290.3)	(24.6)	8.5
Salaries and employee benefits	(304.3)	(272.6)	(31.7)	11.6
Bonus plan payments	(4.9)	(4.6)	(0.3)	6.5
Termination payments	(5.7)	(13.1)	7.4	(56.4)
Administrative and other expenses	(477.3)	(435.2)	(42.1)	9.7
Depreciation and amortization	(40.4)	(39.1)	(1.3)	3.4
Wealth tax	(24.4)	(30.0)	5.6	(18.8)
Other expenses	(9.8)	(11.2)	1.5	(13.2)
Charitable and other donation expenses	(2.2)	(2.4)	0.1	(5.8)
Other	(7.5)	(8.9)	1.3	(15.2)
Total other expenses	(866.8)	(805.9)	(60.9)	7.6

Total other expenses increased by 7.6%, or Ps 60.9 billion, in 2016 as compared to 2015, mainly driven by an increase of Ps 42.1 billion or 9.7% in administrative and other expenses and a Ps 24.6 billion or 8.5% increase in personnel expenses, offset in part by a Ps 5.6 billion decrease in wealth tax.

Administrative and other expenses increased by Ps 42.1 billion to Ps 477.3 billion in 2016 from Ps 435.2 billion in 2015, explained by a Ps 15.2 billion increase in taxes and surcharges, a Ps 12.1 billion increase in improvements and repairs, a Ps 6.4 billion increase in insurance expense, a Ps 4.4 billion increase in rentals, and a Ps 3.1 billion increase in contributions and affiliations.

The Ps 24.6 billion increase in personnel expenses was mainly driven by a Ps 31.7 billion increase in salaries and employee benefits partially offset by a Ps 7.4 billion decrease in termination payments. The Ps 31.7 billion increase in salaries and employee benefits was driven by a 7.9% increase in headcount from 7,143 to 7,707 employees between 2015 and 2016, which was accompanied with a 3.5% increase in their yearly salaries and employee benefits per employee from Ps 38.2 million in 2015 to Ps 39.5 million in 2016.

Banco Popular’s efficiency ratio deteriorated from 59.0% in 2015 to 61.9% for 2016. The ratio of personnel expenses and administrative and other expenses as a percentage of average assets remained stable at 4.0% for both 2015 and 2016.

Income tax expense

Income tax expense for Banco Popular decreased by Ps 21.7 billion, or 12.5%, to Ps 151.4 billion for the year ended December 31, 2016, primarily due to lower income before income tax expense. Banco Popular’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) increased from 33.4% for the year ended December 31, 2015 to 46.0% for the year ended December 31, 2016. This is the result of a one-time expense of Ps 23.3 billion related to an update to deferred taxes in 2016 and to a Ps 8.9 billion income in 2015 derived from the recognition of recoverable deferred tax assets not recognized in prior periods.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by Ps 0.3 billion to Ps 1.2 billion for the year ended December 31, 2016. Net income attributable to non-controlling interest is not a significant contributor to net income for Banco Popular, responsible for only 0.6% of net income for the year ended December 31, 2016.

Banco AV Villas

Net income

	Banco AV Villas Consolidated
	For the year ended December 31,		Change December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	1,199.8	988.9	210.9	21.3
Interest expenses	(451.2)	(273.9)	(177.3)	64.7
Net interest income	748.5	714.9	33.6	4.7
Impairment loss on loans and other accounts receivable, net	(236.4)	(188.9)	(47.5)	25.2
Impairment loss on other assets, net	-	0.3	(0.3)	(100.0)
Recovery of charged-off financial assets	36.9	22.4	14.5	64.4
Net impairment loss	(199.5)	(166.1)	(33.4)	20.1
Net commission and fees income	152.2	145.5	6.7	4.6
Net trading income	10.1	0.2	10.0	5,744.0
Other income	92.9	93.3	(0.4)	(0.4)
Other expenses	(544.7)	(503.4)	(41.3)	8.2
Income before income tax expense	259.5	284.3	(24.8)	(8.7)
Income tax expense	(80.0)	(108.7)	28.7	(26.4)
Net Income	179.5	175.6	3.9	2.2
Net income attributable to:
Controlling interest	179.4	175.6	3.8	2.2
Non-controlling interest	0.2	0.0	0.1	252.2

Banco AV Villas’ net income attributable to controlling interest increased by 2.2%, or Ps 3.8 billion, to Ps 179.4 billion for the year ended December 31, 2016 as compared to Ps 175.6 billion for the year ended December 31, 2015. The increase in net income was primarily due to a Ps 33.6 billion increase in net interest income, a Ps 28.7 billion decrease in income tax expense, a Ps 10.0 billion increase in net trading income and a Ps 6.7 billion increase in net income from commissions and fees. Partially offsetting the aforementioned was a Ps 41.3 billion increase in total other expenses, a Ps 33.4 billion increase in net impairment loss on financial assets and a Ps 0.4 billion decrease in total other income (expense).

Net interest income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	283.9	203.5	80.5	39.6
Consumer loans and leases	637.8	536.5	101.3	18.9
Mortgage loans and leases	176.2	145.6	30.6	21.0
Microcredit loans and leases	0.5	1.1	(0.5)	(50.2)
Interbank and overnight funds	0.0	2.4	(2.3)	(98.1)
Interest on loans and leases	1,098.5	889.0	209.5	23.6
Interest on investments in debt securities	101.2	99.8	1.4	1.4
Total interest income	1,199.8	988.9	210.9	21.3
Interest expense:
Checking accounts	(1.3)	(1.5)	0.3	(16.2)
Time deposits	(221.0)	(137.3)	(83.7)	61.0
Savings deposits	(166.3)	(96.5)	(69.8)	72.4
Total interest expense on deposits	(388.6)	(235.3)	(153.3)	65.2
Borrowings from banks and others	(1.9)	(0.8)	(1.1)	132.6
Interbank and overnight funds	(60.3)	(35.8)	(24.4)	68.2
Long-term debt (bonds)	-	-	-	-
Borrowings from development entities	(0.5)	(2.0)	1.5	(77.0)
Total interest expense	(451.2)	(273.9)	(177.3)	64.7
Net interest income	748.5	714.9	33.6	4.7

Banco AV Villas’ net interest income increased by 4.7%, or Ps 33.6 billion, from Ps 714.9 billion in 2015 to Ps 748.5 billion in 2016. This increase was primarily driven by a Ps 210.9 billion increase in total interest income to Ps 1,199.8 billion in 2016. The increase in total income was as a result of a 23.6%, or Ps 209.5 billion, increase in interest income on total loans and leases (which includes income from interbank and overnight funds) to Ps 1,098.5 billion and a 1.4%, or Ps 1.4 billion, increase in interest on investments in debt securities to Ps 101.2 billion in 2016. The Ps 209.5 billion increase in interest income on total loans and leases was driven by an increase in interest income from loans and leases of Ps 211.9 billion to Ps 1,098.5 billion in 2016 which was partially offset by a Ps 2.3 billion decrease in income from interbank and overnight funds. The increase in interest income was partially offset by a Ps 177.3 billion increase in interest expense, mostly due to a Ps 153.3 billion increase in total interest expense on deposits.

Interest income on loans and leases increased by Ps 211.9 billion, driven by an increase in Banco AV Villas’ average interest bearing loan portfolio from Ps 7,963.4 billion in 2015 to Ps 8,902.2 billion in 2016, which resulted in a Ps 115.8 billion increase in income. Also contributing to this increase was a 121 basis points increase in the average yield on loans and leases from 11.1% in 2015 to 12.3% in 2016, which resulted in a Ps 96.0 billion increase in interest income and a 11.8%, or Ps 938.8 billion, The increase in the average yield on loans and leases was in line with the 243 basis points increase in the average Central Bank rate, from 4.67% in 2015 to 7.10% in 2016. The increase in interest income on loans and leases was driven by a Ps 101.3 billion increase in income on consumer loans and leases, a Ps 80.5 billion increase in income on commercial loans and leases and a Ps 30.6 billion increase in interest income on mortgage loans and leases.

The increase in interest earned on consumer loans and leases of Ps 101.3 billion was mainly driven by a 15.6% or Ps 566.6 billion increase in Banco Av Villas’ average consumer loans and leases portfolio from Ps 3,640.7 billion in 2015 to Ps 4,207.4 billion in 2016, which resulted in a Ps 85.9 billion increase in interest income. The increase in the average balance was driven by the growth of the credit card portfolio and the personal loan portfolio In addition, a 42 basis points increase in the average yield on consumer loans and leases from 14.7% in 2015 to 15.2% in 2016, resulted in a Ps 15.4 billion increase in interest income. The increase in the average yield resulted from an increasing interest rate environment described above.

The Ps 80.5 billion, or 39.6%, increase in interest income on commercial loans and leases was driven by a 226 basis points increase in the average yield on commercial loans from 7.1% in 2015 to 9.4% in 2016, which resulted in a Ps 64.2 billion increase in interest income. Furthermore, a 6.1%, or Ps 173.3 billion, increase in Banco AV Villas’ average commercial loans and leases portfolio from Ps 2,845.7 billion in 2015 to Ps 3,019.0 billion in 2016, resulted in a Ps 16.3 billion increase in interest income. The increase in the average commercial loans and leases portfolio was driven by an increase in the balance of general purpose loans.

The increase in interest income on mortgage loans and leases of Ps 30.6 billion was driven by an 13.7% or Ps 201.0 billion increase in Banco AV Villas’ average mortgage loans and leases portfolio from Ps 1,472.4 billion in 2015 to Ps 1,673.4 billion in 2016, which resulted in a Ps 21.2 billion increase in interest income. The average yield on mortgage loans and leases increased 64 basis points from 9.9% in 2015 to 10.5% in 2016, which resulted in a Ps 9.5 billion decrease in interest income.

Interest earned on interbank and overnight funds decreased by Ps 2.3 billion from Ps 2.37 billion in 2015 to Ps 0.04 billion in 2016.

The Ps 1.4 billion increase to Ps 101.2 billion in interest on investments in debt securities in 2016, is explained by a 56 basis points increase in the average yield of these investments from 5.0% in 2015 to 5.6% in 2016, which resulted in a Ps 11.0 billion increase in interest income. Partially offsetting this increase was an 8.7%, or Ps 172.0 billion decrease in the average balance of available for sale and held to maturity fixed income investments from Ps 1,978.6 billion in 2015 to Ps 1,806.5 billion in 2016, which resulted in a Ps 9.6 billion decrease in interest income.

Total interest expense increased by 64.7%, or Ps 177.3 billion, in 2016 as compared to 2015, mainly driven by a 161 basis point increase in the average cost of funds from 3.1% in 2015 to 4.7% in 2016, which resulted in a Ps 141.5 billion increase in interest expense. The increase in the average cost of funds resulted from the increasing interest rate environment described above. In addition, an 8.6%, or Ps 754.7 billion, increase in the average balance of interest-bearing liabilities from Ps 8,769.3 billion in 2015 to Ps 9,524.1 billion in 2016 resulted in a Ps 35.8 billion increase in interest expense. Total interest expense for interest-bearing deposits increased 65.2%, or Ps 153.3 billion over the same period, mainly driven by a 153 basis points increase in the average cost of deposits from 3.0% in 2015 to 4.6% in 2016, resulting in a Ps 118.4 billion increase in interest expense. Also contributing to the increase in interest expense for interest-bearing deposits was a Ps 762.7 billion, or 9.9%, increase in the average balance of interest-bearing deposits from Ps 7,717.5 billion in 2015 to Ps 8,480.2 billion in 2016, which resulted in a Ps 34.9 billion increase in interest expense.

The Ps 177.3 billion increase in total interest expense was mainly driven by a 153.3 billion increase in interest expense on interest-bearing deposits and a Ps 24.0 billion increase in interest expense on other funding. The increase in interest expense on interest-bearing deposits is explained by a Ps 83.7 billion increase in interest expense on time deposits, a Ps 69.8 billion increase in interest expense on savings deposits and by a Ps 0.3 billion decrease in interest expense on interest-bearing checking accounts. The increase in interest expense on other funding was mainly attributable to a Ps 24.4 billion increase in interest expense on interbank and overnight funds and a Ps 0.5 billion decrease in interest expense on borrowings from banks and others (including borrowings from development entities).

The Ps 83.7 billion increase in interest expense on time deposits was driven by an increase in the average interest rate paid on time deposits of 204 basis points from 4.8% in 2015 to 6.9% in 2016, which resulted in a Ps 57.8 billion increase in interest expense, and a 13.3%, or Ps 376.5 billion, increase in the average balance of time deposits to Ps 3,212.7 billion, which resulted in a Ps 25.9 billion increase in interest expense.

The Ps 69.8 billion increase in interest expense on savings deposits was driven by an increase in the average rate paid on savings deposits of 120 basis points from 2.1% in 2015 to 3.3% in 2016, which resulted in a Ps 56.3 billion increase in interest expense. The average balance of savings deposits increased by 8.9%, or Ps 414.7 billion, to Ps 5,094.6 billion resulting in a Ps 13.5 billion increase in interest expense.

The increase in interest expense on interbank and overnight funds of Ps 24.4 billion was driven by an increase in the average interest rate paid from 4.2% in 2015 to 6.7% in 2016, resulting in a Ps 20.9 billion increase in interest expense. The average balance of these funds increased by 6.2%, or Ps 52.5 billion, resulting in a Ps 3.5 billion increase in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 6.3%, or Ps 641.3 billion from 10,223.2 billion in 2015 to Ps 10,864.5 billion in 2016 and net interest income increased by 4.7% or Ps 33.6 billion from Ps 714.9 billion to Ps 748.5 billion, over the same period, which resulted in a 10 basis points decrease in the net interest margin from 7.0% in 2015 to 6.9% in 2016. This contraction of the net interest margin was expected during an increasing rate scenario as most of Banco AV Villas’ loan portfolio is mostly comprised of consumer loans, by nature with fixed yields, which tend to take longer to reprice. The average spread between the average rate on loans and leases and the average rate paid on deposits decreased by 33 basis points from 8.1% to 7.8% over the same period.

Net impairment losses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	Total Income/Expense	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(218.9)	(182.1)	(36.8)	20.2
Impairment loss on accrued interest and other receivables, net	(17.5)	(6.8)	(10.8)	158.8
Impairment loss on investments in debt and equity securities	-	0.3	(0.3)	(100.0)
Impairment loss on noncurrent held for sale assets	-	(0.0)	0.0	(100.0)
Recovery of charged-off financial assets	36.9	22.4	14.5	64.4
Recovery of impairment loss on investments in debt and equity securities	-	-	-	-
Recovery of impairment loss on noncurrent held for sale assets	-	-	-	-
Net impairment losses	(199.5)	(166.1)	(33.4)	20.1

	Year ended December 31,
	2016		2015		Change, 2016 vs. 2015
	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio (1)
					#	%
	(in Ps billions)
Delinquency Ratios:
Total loans and leases	261.4	2.8%	258.3	3.1%	3.0	(0.3)
Commercial loans and leases	71.9	2.3%	61.0	2.2%	10.9	0.1
Consumer loans and leases	106.2	2.3%	118.9	3.0%	(12.7)	(0.6)
Mortgage loans and leases	83.2	4.8%	78.3	4.9%	4.8	(0.1)
Microcredit loans and leases	0.1	4.8%	0.1	3.5%	(0.0)	1.3

(1) Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment losses increased by 20.1%, or Ps 33.4 billion, in 2016 as compared to 2015. This increase was primarily driven by a Ps 36.8 billion increase in impairment loss on loans and leases, net and a Ps 10.8 billion increase in impairment loss on accrued interest and other receivables, net, which were partially offset by a Ps 14.5 billion increase of recoveries of charged-off assets.

The increase in impairment loss on loans and leases, net of Ps 36.8 billion was primarily attributable to the requirements derived from the 11.5% growth in Banco AV Villas’ loans and leases (excluding interbank and overnight funds) during 2016 as compared to 2015. The bank’s cost of risk, measured as impairment loss on loans and leases, net divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 28 basis points from 2.4% in 2015 to 2.7% for 2016. The bank’s cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds), slightly increased from 2.1% in 2015 to 2.2% in 2016. Banco AV Villas’ delinquency ratio (measured as loans 91 days past due as a percentage of total gross loans excluding interbank and overnight funds) improved by 28 basis points in 2016 as compared to 2015 from 3.1% to 2.8%. The delinquency ratios for the consumer loan portfolio and the mortgage loan portfolio improved by 0.6% and 0.1%, respectively.

The increase in impairment loss for accrued interest and other receivables, net was due to an 86.6% or Ps 14.4 billion increase in gross provision expense associated with AV Villas’ accelerated growth of 34.9% in its credit card loans portfolio.

Charge-offs increased from Ps 130.1 billion for the year ended December 31, 2015 to Ps 201.0 billion for the year ended December 31, 2016 and the ratio of charge-offs to average loans (excluding interbank and overnight funds) increased from 1.6% for the year ended December 31, 2015 to 2.3% for the year ended December 31, 2016, the increase in charge-offs is mainly explained by the higher impairments and delinquencies registered during the period.

Since Banco AV Villas’ net impairment loss on loans and leases increased, in absolute terms, more than charge-offs, the allowance for loan losses increased from Ps 392.3 billion as of December 31, 2015 to Ps 427.8 billion as of December 31, 2016. As of December 31, 2016 Banco AV Villas’ coverage over its 91 days past due loans was 163.7%, compared to 151.9% as of December 31, 2015.

Net commission and fee income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Commission and fee income
Banking fees	250.9	230.7	20.3	8.8
Bonded warehouse services	-	-	-	-
Trust activities	-	-	-	-
Pension and severance fund management	-	-	-	-
Commission and fee income	250.9	230.7	20.3	8.8
Commission and fee expenses	(98.7)	(85.2)	(13.5)	15.9
Net commission and fee expenses	152.2	145.5	6.7	4.6

Net commission and fee expenses increased by 4.6%, or Ps 6.7 billion, to Ps 152.2 billion in 2016 as compared to 2015 mainly driven by an increase of Ps 20.3 billion in banking fees to Ps 250.9 billion in 2016, primarily due to a Ps 17.0 billion increase in commissions from banking services and a Ps 3.0 billion increase in branch network fees. Partially offsetting this increase was a Ps 13.5 billion increase in commission and fee expenses due to the growth in credit card loans mentioned above.

Net trading income

Banco AV Villas’ net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2016, Banco AV Villas’ net trading income increased by Ps 10.0 billion from Ps 0.2 billion in 2015 to Ps 10.1 billion in 2016, driven by a Ps 6.7 billion increase in net trading income from derivatives and a Ps 3.2 billion increase in net trading income from investment securities held for trading through profit or loss.

Net trading income from derivatives increased Ps 6.7 billion from a loss of Ps 7.4 billion in 2015 to a loss of Ps 0.7 billion in 2016.

Net trading income from investment securities held for trading through profit or loss increased by 42.8%, or Ps 3.2 billion. The increase in the net trading income from investment securities held for trading through profit or loss was mainly driven by a 43.8%, or a Ps 35.7 billion, increase in the average balance of the bank’s held for trading through profit or loss portfolio, which resulted in a Ps 3.3 billion increase in net trading income. Partially offsetting this result was a decrease in the yield from the bank’s investment securities held for trading through profit or loss from 9.3% in 2015 to 9.2% in 2016, which produced a Ps 0.1 billion decrease in interest income.

Total income from investment securities

Banco AV Villas’ securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Banco AV Villas manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 112.0 billion for 2016, Ps 4.6 billion higher than the Ps 107.4 billion for 2015. This increase was primarily driven by a 61 basis points increase in the average yield of Total Investment Securities from 5.2% in 2015 to 5.8% in 2016, which resulted in a Ps 12.6 billion increase in interest income. Compensating this result was a 6.6%, or Ps 136.3 billion, decrease in the average balance of total investment securities, resulting in a Ps 7.9 billion decline in interest income.

When including investment securities held for trading through profit or loss, average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) fixed income and equity investments held for trading through profit or loss, and (iii) available for sale and held to maturity fixed income investments) would have increased by 6.6%, or Ps 677.1 billion, from Ps 10,304.7 billion in 2015 to Ps 10,981.8 billion in 2016, while net interest income plus net trading income would have increased by 5.1%, or Ps 36.9 billion, over the same period. The return over average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) fixed income and equity investments held for trading through profit or loss, and (iii) available for sale and held to maturity fixed income investments) would have decreased by 10 basis points from 7.0% in 2015 to 6.9% in 2016.

Other income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	1.2	6.5	(5.3)	(81.7)
Gains on sales of investments, net	21.8	12.1	9.7	80.1
Income from sales of noncurrent assets held for sale	0.4	5.4	(5.1)	(93.4)
Equity method	(1.2)	(0.5)	(0.7)	124.6
Dividend income	2.9	1.9	1.0	54.0
Gains on valuation of assets, net	3.4	-	3.4	N.A.
Income from non-financial sector, net	-	-	-	-
Net income from financial instruments designated at fair value	-	-	-	-
Other	64.5	67.9	(3.4)	(5.0)
Total other income	92.9	93.3	(0.4)	(0.4)

Total other income (expense) decreased by 0.4%, or Ps 0.4 billion, to Ps 92.9 billion in 2016 as compared to 2015. This decrease was mainly driven by a Ps 5.3 billion decrease in foreign exchanges gains (losses), net, a Ps 5.1 billion decrease in income from sales of noncurrent assets held for sale, a Ps 3.4 billion decrease in other income and a Ps 0.7 billion decrease in equity method. Partially offsetting these decreases was a Ps 9.7 billion increase in gains on sales of investments, net derived from the sale of the bank’s investment in CIFIN to TransUnion Netherlands and a Ps 1.0 billion increase in dividend income.

Other expenses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(1.0)	(0.0)	(1.0)	N.A.
Personnel expenses	(191.2)	(175.2)	(16.0)	9.1
Salaries and employee benefits	(189.1)	(174.4)	(14.7)	8.4
Bonus plan payments	(1.6)	(0.7)	(0.9)	131.0
Termination payments	(0.5)	(0.0)	(0.4)	N.A.
Administrative and other expenses	(312.8)	(288.9)	(23.9)	8.3
Depreciation and amortization	(24.8)	(22.6)	(2.2)	9.8
Wealth tax	(12.0)	(13.9)	1.9	(13.4)
Other expenses	(3.0)	(2.9)	(0.1)	2.0
Charitable and other donation expenses	(0.2)	(0.7)	0.5	(68.7)
Other	(2.8)	(2.3)	(0.5)	23.3
Total other expenses	(544.7)	(503.4)	(41.3)	8.2

Total other expenses for the year ended December 31, 2016 increased by 8.2%, or Ps 41.3 billion, to Ps 544.7 billion in 2016 mainly driven by a Ps 23.9 billion increase in administrative and other expenses, a Ps 16.0 billion increase in personnel expenses and a Ps 2.2 billion increase in depreciation and amortization.

Salaries and employee benefits increased by Ps 14.7 billion or 8.4% to Ps 189.1 billion. During 2016, Banco AV Villas’ headcount increased from 6,848 employees in 2015 to 7,038 in 2016, and yearly salaries and employee benefits per employee increased from Ps 25.5 million in 2015 to Ps 26.9 million in 2016.

Because Banco AV Villas’ personnel and administrative and other expenses increased by 8.6%, while its income increased by 6.0% driven by the increase in net interest income and other income (expense), Banco AV Villas’ efficiency ratio deteriorated from 52.4% to 53.6%. The ratio of personnel and administrative and other expenses as a percentage of average assets slightly deteriorated 6 basis points from 4.1% in 2015 to 4.2% in 2016.

Income tax expense

Income tax expense decreased by 26.4%, or Ps 28.7 billion, to Ps 80.0 billion for the year ended December 31, 2016. Banco AV Villas’ effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) decreased from 36.6% for the year ended December 31, 2015 to 29.6% for the year ended December 31, 2016. The main drivers for the decrease were a non-taxable income on the sale/valuation of investments and adjustments to deferred taxes arising from the most recent tax reform.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased from Ps 0.05 billion for the year ended December 31, 2015 to Ps 0.2 billion for the year ended December 31, 2016. Banco AV Villas’ net income attributable to non-controlling interest reflects ownership in ATH by other subsidiaries of Grupo Aval.

Corficolombiana

Net income

	For the year ended December 31,		Change December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	518.0	334.4	183.7	54.9
Interest expenses	(947.6)	(608.0)	(339.6)	55.9
Net interest income	(429.6)	(273.6)	(156.0)	57.0
Impairment loss on loans and other accounts receivable, net	(59.2)	(8.5)	(50.7)	598.8
Impairment loss on other assets, net	(13.3)	0.0	(13.3)	N.A.
Recovery of charged-off financial assets	0.4	0.5	(0.2)	(30.0)
Net impairment loss	(72.1)	(7.9)	(64.2)	810.4
Net commission and fees income	56.9	43.3	13.6	31.5
Net trading income	158.8	(131.2)	290.0	(221.1)
Other income	1,574.1	1,628.4	(54.3)	(3.3)
Other expenses	(235.0)	(170.4)	(64.7)	37.9
Income before income tax expense	1,053.1	1,088.6	(35.6)	(3.3)
Income tax expense	(381.6)	(330.9)	(50.8)	15.3
Net Income	671.4	757.7	(86.3)	(11.4)
Net income attributable to:
Controlling interest	294.5	445.9	(151.4)	(34.0)
Non-controlling interest	377.0	311.8	65.1	20.9

Corficolombiana’s net income attributable to controlling interest decreased by 34.0%, or Ps 151.4 billion to Ps 294.5 billion in 2016 as compared to 2015. Corficolombiana’s net income attributable to controlling interest for 2016 was negatively impacted as a result of an impairment adjustment on its indirect investment in Concesionaria Ruta del Sol (CRDS) for Ps 102.3 billion (Corficolombiana owns 100% of Episol S.A.S., an entity that holds a 33% minority stake in CRDS). In absence of this expense, net income attributable to controlling interest for Corficolombiana would have been Ps 396.8 billion, showing an 11.0% decline versus net income in 2015.

As explained in further detail in note 14 of Grupo Aval’s financial statements, on February 22, 2017 CRDS and Agencia Nacional de Infraestructura (ANI) signed an agreement to early terminate and liquidate the Concession Contract No. 001 of 2010 regarding Sector 2 of Ruta del Sol. After the agreement was reached and an initial value of the liquidation of the contract was agreed upon the parties, Episol S.A.S. conducted an impairment analysis on its investment in CRDS. This analysis concluded the need to record an impairment adjustment in the amount of Ps 102.3 billion, calculated by Ps 96.3 billion through the equity method line, and Ps 6.0 billion in an impairment loss on investments in debt and equity securities.

Aside from the above, Corficolombiana’s net income attributable to controlling interest decreased by an additional Ps 49.1 billion mainly due to a contraction of the net interest income and a decline in total other income (expense) explained in the next paragraphs.

Net interest income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	144.8	103.5	41.3	39.9
Consumer loans and leases	56.1	0.1	56.0	N.A.
Mortgage loans and leases	-	-	-	-
Microcredit loans and leases	-	-	-	-
Interbank and overnight funds	142.2	80.1	62.0	77.4
Interest on loans and leases	343.1	183.7	159.4	86.7
Interest on investments in debt securities	175.0	150.7	24.3	16.1
Total interest income	518.0	334.4	183.7	54.9
Interest expense:
Checking accounts	(0.0)	(0.0)	(0.0)	N.A.
Time deposits	(291.1)	(172.0)	(119.1)	69.3
Savings deposits	(41.6)	(24.9)	(16.7)	67.2
Total interest expense on deposits	(332.7)	(196.9)	(135.9)	69.0
Borrowings from banks and others	(207.7)	(68.1)	(139.6)	205.1
Interbank and overnight funds	(205.3)	(133.7)	(71.6)	53.5
Long-term debt (bonds)	(195.1)	(202.7)	7.6	(3.7)
Borrowings from development entities	(6.7)	(6.6)	(0.1)	2.1
Total interest expense	(947.6)	(608.0)	(339.6)	55.9
Net interest income	(429.6)	(273.6)	(156.0)	57.0

Corficolombiana’s net interest income recorded expenses of Ps 429.6 billion and Ps 273.6 billion in 2016 and 2015, respectively. These expenses are mainly the result of the leverage of the non-financial subsidiaries consolidated by Corficolombiana.

Corficolombiana’s consolidated non-financial subsidiaries’ (for example, Promigas and toll road concessions, among others) net interest income has been and is expected to continue to be negative in the future as these entities are leveraged and thus pay interest expenses to fund returns of assets that are not considered “interest earning assets”. The returns on those assets were registered in the other income line item.

The increase in total interest expenses of Ps 339.6 billion to Ps 947.6 billion in 2016 as compared to 2015, was the result of an increase in the average cost of funds, from 5.8% to 7.6%, in line with the increasing rate scenario seen in Colombia, and a 17.7% or Ps 1,862.6 billion increase in the average interest bearing liabilities from Ps 10,547.5 billion in 2015 to Ps 12,410.1 billion in 2016.

The cost of funds of the consolidated non-financial entities increased 147 basis points from 7.0% in 2015 to 8.5% in 2016, while the cost of funds of the consolidated financial operation of Corficolombiana increased by 206 basis points from 5.1% in 2015 to 7.1% in 2016.

Of the Ps 1,862.6 billion or 17.7% increase in the average interest bearing liabilities in Corficolombiana, Ps 981.3 billion was due to an increase in the average funding levels of the consolidated financial entities from Ps 6,711.9 billion to Ps 7,693.2 billion, and Ps 881.3 billion was due to an increase in the average funding levels of the consolidated non-financial entities from Ps 3,835.6 billion to Ps 4,716.9 billion.

The increase in the average balance of funding levels of the non-financial entities is attributable to a 35.0% or Ps 937.2 billion increase in Promigas’ average indebtedness to Ps 3,616.3 billion, related to the start of operations of the LNG regasification plant at Sociedad Portuaria del Cayao (SPEC) and the BOMT gas treatment plant project signed with Canacol during December 2016. Partially offsetting this increase was a 18.9% or Ps 94.1 billion decrease in Epiandes’ average indebtedness to Ps 406.6 billion in 2016.

Partially offsetting the increase in interest expense was a Ps 183.7 billion increase in interest income to Ps 518.0 billion in 2016 as compared to 2015. This increase was the result of: i) a 288 basis points increase in the average yield of interest earning assets, from 8.1% to 11.0% and ii) a Ps 593.2 billion increase in the average interest earning assets from Ps 4,110.9 billion in 2015 to Ps 4,704.1 billion in 2016. The increase in the average yield of interest earning assets is mainly attributable to the consolidated financial operation whose yield increased by 121 basis points from 7.5% in 2015 to 8.7% in 2016.

Of the Ps 593.2 billion or 14.4% increase in the average interest earning assets in Corficolombiana, Ps 453.0 billion was due to an increase in the average interest earning assets of the consolidated non-financial entities, and Ps 140.2 billion was due to an increase in the average interest earning assets of the consolidated financial entities.

The increase in the average balance of interest earning assets of the non-financial entities is attributable to a Ps 282.2 billion increase in Promigas’ average commercial loans related to the start of operations of the Ps 1,145.7 billion (U.S.$ 381.8) million LNG regasification plant at Sociedad Portuaria del Cayao (SPEC) and the Ps 73.7 billion (U.S.$ 24.6) million BOMT gas treatment plant project signed with Canacol during December 2016, both classified as financial leases in accordance to IAS 17. Given that the entrance of operations of both projects was during December 2016, the full year impact on interest income was not reflected in Corficolombiana’s income statement.

Starting on January 1, 2016 Promigas’ loans to customers were classified as interest earning assets and their respective interests was classified as interest income. Until December 31, 2015 they were presented as other accounts receivable and income from the non-financial sector, net respectively.

Net impairment losses

Corficolombiana’s net impairment losses increased by Ps 64.2 billion to Ps 72.1 billion in 2016 from Ps 7.9 billion in 2015. This increase was driven by i) a Ps 50.7 billion increase in impairment loss on loans and accounts receivable, net, ii) a Ps 10.9 billion increase in impairment loss on investments in debt and equity securities, iii) a Ps 2.4 billion increase in impairment loss on noncurrent assets held for sale, and iv) a Ps 0.2 billion decrease in recoveries of charged-off assets.

Of the Ps 50.7 billion increase in impairment loss on loans and accounts receivable, net, Ps 33.1 billion are attributable to the consolidated non-financial entities, mainly as a result of the reclassification of the impairment losses associated with Promigas’ loans to clients which in 2015 were classified as income from the non-financial sector, and Ps 17.6 billion to the consolidated financial entities. The increase coming from the latter is explained by i) Ps 11.1 billion on guarantees that had been granted by Corficolombiana to Electricaribe S.A. E.S.P. and that were drawn in September and December, 2016, and ii) a Ps 6.7 billion increase in impairment losses from Leasing Corficolombiana due to a deterioration of its commercial loan portfolio.

Impairment on investments for 2016 were comprised of i) Ps 6.0 billion associated to the impairment of Corficolombiana’s investment in Episol S.A.S. mentioned above ii) Ps 3.1 billion in Promigas’ associate Compañía Energética del Este, and iii) Ps 0.1 billion in Promigas’ associate Antillean Gas, both due to changes in market conditions.

Net commission and fee income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Commission and fee income
Banking fees	19.3	20.4	(1.1)	(5.5)
Bonded warehouse services	-	-	-	-
Trust and portfolio management activities	46.6	40.9	5.7	14.0
Pension and severance fund management	-	-	-	-
Commission and fee income	65.9	61.3	4.6	7.5
Commission and fee expenses	(9.0)	(18.0)	9.0	(50.2)
Net commission and fee income	56.9	43.3	13.6	31.5

Net commission and fee income increased by Ps 13.6 billion, or 31.5% to Ps 56.9 billion in 2016 as compared to Ps 43.3 billion in 2015. This increase was driven by a Ps 9.0 billion decrease in commission and fee expenses and a Ps 4.6 billion increase in commission and fee income, mainly related to trust and portfolio management activities.

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

Total net trading income increased by Ps 290.0 billion from a Ps 131.2 billion loss in 2015 to a Ps 158.8 billion gain in 2016, driven by a Ps 192.5 billion increase in net trading income from derivatives and a Ps 97.5 billion increase in net trading income from investment securities held for trading through profit or loss.

Net trading income from derivatives, offset in foreign exchange gains (losses), net line, increased Ps 192.5 billion from a loss of Ps 169.2 billion in 2015 to a gain of Ps 23.3 billion in 2016.

Corficolombiana’s net trading income from investment securities held for trading through profit or loss reached Ps 135.6 billion during 2016, Ps 97.5 billion higher than the Ps 38.0 billion during 2015. The Ps 97.5 billion increase in net trading income from investment securities is explained by a Ps 98.5 billion increase in income from fixed income held for trading portfolio, and a Ps 1.0 billion decrease in income from equity investment securities held for trading through profit or loss.

The increase in the net trading income from investment securities was the result of an increase in the average yield from 2.6% in 2015 to 9.4% in 2016, which resulted in an increase in income of Ps 99.2 billion. The average balance of Corficolombiana’s investment securities held for trading through profit or loss slightly decreased from Ps 1,453.4 billion in 2015 to Ps 1,435.7 billion in 2016, resulting in a Ps 1.7 billion decrease in net trading income.

Total income from investment securities

Corficolombiana’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments ((ii) and (iii) are described above in the net interest income section as interest income from investment on debt securities). Corficolombiana manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 310.5 billion for 2016, 64.6% or Ps 121.8 billion higher than the Ps 188.7 billion registered during 2015. This increase is explained by an increase in the average yield on total investment securities from 4.8% in 2015 to 7.5% in 2016, which resulted in a Ps 109.2 billion increase in income. In addition there was an increase in average balance of total investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments) from Ps 3,962.7 billion in 2015 to Ps 4,131.3 billion in 2016, which resulted in a Ps 12.7 billion increase in income.

Other income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(37.4)	191.2	(228.6)	(119.5)
Gains on sales of investments, net	21.8	4.1	17.7	428.3
Income from sales of noncurrent assets held for sale	12.9	0.7	12.2	1,742.9
Equity method	144.5	206.3	(61.8)	(29.9)
Dividend income	19.9	26.1	(6.2)	(23.7)
Gains on valuation of assets, net	8.4	-	8.4	-
Income from non-financial sector, net	1,202.1	1,031.2	170.9	16.6
Net income from financial instruments designated at fair value	181.0	153.0	27.9	18.3
Other	20.8	15.8	5.1	32.1
Total other income	1,574.1	1,628.4	(54.3)	(3.3)

Total other income decreased by Ps 54.3 billion, or 3.3%, to Ps 1,574.1 billion in 2016 as compared to Ps 1,628.4 billion recorded in 2015, mainly driven by a Ps 228.6 billion decrease in foreign exchange gains (losses), net discussed above as an offset to the gain in net trading income from derivatives (the net result of these two accounts was a loss of Ps 14.1 billion in 2016 versus a gain of Ps 22.1 billion in 2015), a Ps 61.8 billion decrease in income from equity method and a Ps 6.2 billion decrease in dividend income.

Partially offsetting these decreases was a Ps 170.9 billion increase in income from non-financial sector, net due to higher operating income results in some of Corficolombiana's consolidated non-financial subsidiaries, a Ps 27.9 billion increase in net income from financial instruments designated at fair value (which are the concession arrangements rights), a Ps 17.7 billion increase in gains on sales of investments, net, a Ps 12.2 billion increase in income from sales of noncurrent assets held for sale, a Ps 8.4 increase in gains on valuation of assets, net and a Ps 5.1 billion increase in other income.

Income from non-financial sector, net increased by 16.6% or Ps 170.9 billion to Ps 1,202.1 in 2016 from Ps 1,031.2 billion in 2015. This increase was mainly driven by a higher operating income in some of Corficolombiana’s consolidated non-financial subsidiaries such as Promigas, Hoteles Estelar, Pisa and Unipalma. In 2015 income from interests and impairment losses on Promigas’ loans to clients were classified as income from the non-financial sector as explained above.

Income from the equity method, on the other hand, decreased by Ps 61.8 billion to Ps 144.5 billion in 2016 from Ps 206.3 billion in 2015. This decrease was explained by the impairment of Corficolombiana’s indirect investment in CRDS, which impacted this line in Ps 96.3 billion. Partially offsetting this decrease was a Ps 25.7 billion increase in equity method from Promigas’ associates Cálidda and Gases del Caribe.

Finally, the Ps 6.2 billion decrease in dividend income to Ps 19.9 billion in 2016 from 26.1 billion in 2015 was driven by an Ps 8.4 billion decline in dividends from Empresa de Energía de Bogotá. Other dividends recorded during the year mainly came from Gas Natural, Mineros and Sociedad Aeroportuaria de la Costa,.

The Ps 17.7 billion increase in gains on sales of investments, net to Ps 21.8 billion in 2016 from Ps 4.1 billion in 2015 was driven by the sale of Corficolombiana’s stake in CIFIN to TransUnion Netherlands for Ps 22.1 billion. For further detail of this transaction, see Note 30 to our audited consolidated financial statements.

Net income from financial instruments designated at fair value reflect the fair value of concession arrangements entered between Promigas and the Colombian Government increased by Ps 27.9 billion to Ps 181.0 billion in 2016 as compared to 2015.

Other, which mainly includes income on sales of foreclosed assets, property, plant and equipment and recoveries on other expenses, increased by Ps 5.1 billion to Ps 20.8 billion in 2016 as compared to 2015.

Other expenses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.5)	-	(0.5)	-
Personnel expenses	(74.1)	(66.1)	(7.9)	12.0
Salaries and employee benefits	(68.8)	(63.6)	(5.2)	8.1
Bonus plan payments	(3.7)	(2.1)	(1.6)	75.5
Termination payments	(1.5)	(0.4)	(1.1)	282.9
Administrative and other expenses	(100.8)	(46.9)	(53.9)	114.7
Depreciation and amortization	(4.5)	(5.8)	1.3	(22.3)
Wealth tax	(37.8)	(43.9)	6.0	(13.8)
Other expenses	(17.4)	(7.6)	(9.7)	127.8
Charitable and other donation expenses	(0.1)	(0.4)	0.3	(84.7)
Other	(17.3)	(7.2)	(10.1)	139.8
Total other expenses	(235.0)	(170.4)	(64.7)	37.9

Corficolombiana’ s total other expenses increased by Ps 64.7 billion or 37.9% to Ps 235.0 billion in 2016 as compared to 2015. This increase was mainly driven by a Ps 53.9 billion increase in administrative and other expenses, a Ps 10.1 billion increase in other expenses, and a Ps 7.9 billion increase in personnel expenses. Partially offsetting this increase in expenses was a Ps 6.0 reduction in the wealth tax paid during 2016 when compared to 2015.

The increase in the administrative and other expenses line item was affected by a Ps 12.4 billion of expenses related to the consolidation of Casa de Bolsa S.A. starting on December 31, 2016 (previously consolidated under Banco de Bogotá), Ps 4.5 billion increase in losses on sales of property, plant and equipment and a Ps 3.4 billion increase in expenses on labor suit contingencies.

Income tax expense

Income tax expense for Corficolombiana increased by Ps 50.8 billion, or 15.3%, to Ps 381.6 billion for the year ended December 31, 2016. Corficolombiana’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) increased from 36.8% for the year ended December 31, 2015 to 41.2% for the year ended December 31, 2016.

Net income attributable to non-controlling interest

Non-controlling interest in Corficolombiana increased by 20.9%, or Ps 65.1 billion to Ps 377.0 billion in 2016 as compared to 2015. Despite the fact that total net income of Corficolombiana decreased by Ps 86.3 billion during the year, the non-controlling portion of total income increased as the entities that performed better during the year, such as Promigas and Unipalma, are not entirely owned by Corficolombiana.

Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

This analysis differs from that presented on our 2015 20F as 2015 average balances are calculated using five periods and in 2015 average balances were calculated using two periods. For more information see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Data—Average statement of financial position”.

Grupo Aval

Overview

Our net income attributable to controlling interest for the year ended December 31, 2015 increased by 12.5%, or Ps 226.3 billion, to Ps 2,041.4 billion compared to the year ended December 31, 2014. Of the Ps 226.3 billion increase, Ps 96.0 billion results from the Colombian operations and Ps 130.3 billion results from the Central American operations, when translated to pesos. Excluding the effect of the devaluation of the peso, net income attributable to controlling interest from our Central American operations would have decreased by 7.4%, or Ps 46.0 billion. During 2015 the wealth tax paid affected the income statement through the administrative and other expenses line by Ps 303.2 billion (see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Tax Reforms”). In absence of the payment of the wealth tax, net income before tax expense would have been Ps 5,527.9 billion (Ps 722.1 billion higher than that of 2014).

The Ps 226.3 billion increase in net income attributable to controlling interest were mainly driven by:

(i)	a 20.2%, or Ps 1,401.1 billion increase in net interest income. Ps 571.0 billion of such increase resulted from the Colombian operations and Ps 830.0 billion resulted from the Central American operations, when translated to pesos;

(ii)	a 20.6%, or Ps 625.1 billion increase in net income from commissions and fees. Ps 80.2 billion of such increase resulted from the Colombian operations and Ps 544.9 billion resulting from the Central American operations, when translated to pesos; and

(iii)	a 12.0%, or Ps 273.4 billion increase in total other income (expense). Ps 272.4 billion of such increase resulted from the Colombian operations and Ps 0.9 billion resulted from the Central American operations, when translated to pesos.

The increases presented above were offset by:

(i)	a 21.3%, or Ps 1,335.7 billion increase in total other expense. Ps 433.0 billion of such increase resulted from the Colombian operations and Ps 902.6 billion resulted from the Central American operations, when translated to pesos. The Colombian other expenses include a Ps 303.2 billion paid in wealth tax in 2015;

(ii)	a 27.7%, or Ps 420.3 billion increase in net impairment loss on financial assets. Ps 210.9 billion of such increase resulted from the Colombian operations and Ps 209.5 billion resulted from the Central American operations, when translated to pesos;

(iii)	a 33.7% or Ps 124.7 billion decrease in net trading income. Ps 193.5 billion of such decrease resulted from the decrease in the Colombian operations and Ps 68.8 billion increase resulted from the Central American operations, when translated to pesos;

(iv)	a 10.3%, or Ps 121.9 billion, increase in net income attributable to non-controlling interest of which Ps 62.5 billion resulted from the Colombian operations and Ps 59.4 billion resulted from the Central American operations, when translated to pesos; and

(v)	a 3.9% or Ps 70.7 billion increase in income tax expense. Income tax expense from the Central American operations, when translated to pesos, increased by Ps 143.8 billion while it decreased Ps 73.1 billion in the Colombian operations.

The following discussion describes the main drivers of Grupo Aval’s consolidated results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014. Further detail is provided in the discussion of the results of our banking subsidiaries.

	Grupo Aval Consolidated
	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	14,075.6	11,421.8	2,653.8	23.2
Interest expenses	(5,751.5)	(4,498.7)	(1,252.7)	27.8
Net interest income	8,324.1	6,923.1	1,401.1	20.2
Impairment loss on loans and other accounts receivable, net	(2,127.7)	(1,697.5)	(430.2)	25.3
Impairment loss on other assets, net	(32.2)	(12.0)	(20.2)	168.7
Recovery of charged-off financial assets	219.7	189.6	30.1	15.9
Net impairment loss	(1,940.2)	(1,519.9)	(420.3)	27.7
Net commission and fees income	3,662.3	3,037.2	625.1	20.6
Net trading income	245.2	369.9	(124.7)	(33.7)
Other income	2,542.4	2,269.0	273.4	12.0
Other expenses	(7,609.1)	(6,273.5)	(1,335.7)	21.3
Income before income tax expense	5,224.7	4,805.8	418.9	8.7
Income tax expense	(1,879.0)	(1,808.3)	(70.7)	3.9
Net Income	3,345.7	2,997.5	348.2	11.6
Net income attributable to:
Controlling interest	2,041.4	1,815.0	226.3	12.5
Non-controlling interest	1,304.3	1,182.5	121.9	10.3

Net interest income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	5,768.1	4,679.7	1,088.4	23.3
Consumer loans and leases	6,028.2	4,942.8	1,085.4	22.0
Mortgage loans and leases	908.8	678.5	230.3	33.9
Microcredit loans and leases	107.4	104.8	2.6	2.5
Interbank and overnight funds	191.7	242.9	(51.2)	(21.1)
Interest on loans and leases	13,004.1	10,648.6	2,355.5	22.1
Interest on investments in debt securities	1,071.5	773.2	298.3	38.6
Total interest income	14,075.6	11,421.8	2,653.8	23.2
Interest expense:
Checking accounts	(183.2)	(171.3)	(11.9)	7.0
Time deposits	(2,222.8)	(1,632.9)	(589.9)	36.1
Savings deposits	(1,426.2)	(1,280.9)	(145.2)	11.3
Total interest expense on deposits	(3,832.2)	(3,085.2)	(747.1)	24.2
Borrowings from banks and others	(413.8)	(346.8)	(67.0)	19.3
Interbank and overnight funds	(340.6)	(185.0)	(155.6)	84.2
Long-term debt (bonds)	(1,041.1)	(804.2)	(236.9)	29.5
Borrowings from development entities	(123.7)	(77.6)	(46.1)	59.3
Total interest expense	(5,751.5)	(4,498.7)	(1,252.7)	27.8
Net interest income	8,324.1	6,923.1	1,401.1	20.2

Grupo Aval’s net interest income increased by 20.2%, or Ps 1,401.1 billion, to Ps 8,324.1 billion in 2015 as compared to 2014, with Ps 571.0 billion of the increase explained by Colombian operations and Ps 830.0 billion explained by Central American operations, when translated to pesos. The increase in net interest income was mainly due to a 23.2%, or Ps 2,653.8 billion, increase in interest income (Ps 1,399.8 billion resulting from the Colombian operations and Ps 1,254.0 billion resulting from the Central American operations, when translated to pesos), partially offset by a 27.8% or Ps 1,252.7 billion increase in interest expense (Ps 828.8 billion resulting from the Colombian operations and Ps 424.0 billion resulting from the Central American operations, when translated to pesos). For an analysis of the evolution of the Central American net interest income excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Total interest income for Colombia’s operations increased by 16.0% or Ps 1,399.8 billion to Ps 10,131.1 billion in 2015, driven by an increase of 13.4% or Ps 1,092.8 billion to Ps 9,260.8 billion in interest income from total loans and leases (which includes interest from interbank and overnight funds). Also contributing to the increase, interest income on investments in debt securities grew by 54.5% or Ps 307.0 billion to Ps 870.2 billion. Of the increase in interest income from total loans and leases Ps 1,158.8 billion result from increase in interest income from loans and leases, which were partially offset by Ps 65.9 billion decrease from interbank and overnight funds.

For Colombia’s operations, the increase in interest income on loans and leases of Ps 1,158.8 billion was mainly driven by a 13.4% or Ps 11,314.2 billion increase in Colombia’s operations’ average interest earning loans and leases portfolio from Ps 83,165.9 billion in 2014 to Ps 94,480.2 billion in 2015, which resulted in a Ps 1,027.0 billion increase in interest income. The average yield earned on loans and leases increased 8 basis points from 9.6% to 9.7%, which resulted in an additional Ps 131.8 billion increase in interest income. The 13.6% or Ps 11,314.2 increase in Colombia’s operations’ average interest-earning loan portfolio in 2015 was driven by an increase of (i) 13.0% or Ps 7,421.4 billion, from Ps 57,116.7 billion in 2014 to Ps 64,538.1 billion in 2015 in the average interest-earning commercial loans and leases portfolio, (ii) 12.2% or Ps 2,763.7 billion, from Ps 22,632.2 billion in 2014 to Ps 25,395.9 billion in 2015 in the average interest-earning consumer loans and leases portfolio; and (iii) 36.4% or Ps 1,111.4 billion, from Ps 3,050.9 billion in 2014 to Ps 4,162.4 billion in 2015 in the average interest-earning mortgage loans and leases portfolio, in which the growth of Grupo Aval’s portfolio outpaced the growth of the Colombian market.

For Colombia’s operations, interest income on interbank and overnight funds decreased by Ps 65.9 billion from Ps 208.2 billion in 2014 to Ps 142.2 billion in 2015.

Total interest income for Central American operations, when translated to pesos, increased by 46.6% or Ps 1,254.0 billion to Ps 3,944.5 billion in 2015, driven by an increase of 50.9% or Ps 1,262.7 billion to Ps 3,743.3 billion in interest income from total loans and leases (which includes interest from interbank and overnight funds), which was partially offset by a 4.1% or Ps 8.7 billion decrease in interest income from investments in debt securities to Ps 201.3 billion. Of the increase in interest income from total loans and leases Ps 1,247.9 billion result from an increase in interest income from loans and leases and Ps 14.8 billion from the increase in interest from interbank and overnight funds.

For Central American operations, when translated to pesos, the increase in interest income on loans and leases of Ps 1,247.9 billion was mainly driven by a 40.4% or Ps 9,814.8 billion increase in LB Panamá’s average interest earning loans and leases portfolio from Ps 24,269.5 billion in 2014 to Ps 34,084.3 billion in 2015, which resulted in a Ps 1,063.6 billion increase in interest income. The average yield earned on loans and leases increased by 76 basis points from 10.1% to 10.8%, which resulted in an additional Ps 184.2 billion increase in interest income. The devaluation of the average peso to dollar exchange rate accounted for Ps 915.5 billion of the increase in interest income on loans and leases.

For Central American operations, when translated to pesos, interest income on interbank and overnight funds increased by Ps 14.8 billion from Ps 34.7 billion in 2014 to Ps 49.5 billion in 2015.

Grupo Aval’s consolidated yield on the loans and leases portfolio increased 28 basis points from 9.7% in 2014 to 10.0% in 2015.

Total interest income on investments in debt securities for Colombia’s operations increased by 54.5% or Ps 307.0 billion to Ps 870.2 billion in 2015. The increase is mainly explained by an increase in the average yield on investment in debt securities from 3.7% in 2014 to 5.1% in 2015, which resulted in a Ps 217.5 billion increase in income from investments in debt securities. Also contributing to the increase was a 12.4% or Ps 1,883.6 billion increase in the average balance of investment in debt securities from Ps 15,157.9 billion in 2014 to Ps 17,041.5 billion in 2015, which resulted in a Ps 89.5 billion increase in interest income.

Total interest income on investments in debt securities for Central American operations, when translated to pesos, decreased by 4.1% or Ps 8.7 billion to Ps 201.3 billion in 2015. This decrease is mainly explained by a 95 basis points decrease in the average yield of investments in debt securities from 5.5% in 2014 to 4.6% in 2015 that resulted in a Ps 36.1 billion decrease in interest income. The decrease was partially offset by a 15.8% or Ps 599.6 billion increase in the average balance from Ps 3,797.2 billion in 2014 to Ps 4,396.8 billion in 2015, which resulted in a Ps 27.4 billion increase in interest income.

Grupo Aval’s consolidated interest expense increased by 27.8% or Ps 1,252.7 billion. Ps 828.8 billion resulting from the Colombian operations and Ps 424.0 billion resulting from the Central American operations, when translated to pesos.

Total interest expense for Colombia’s operations increased by 23.1% to Ps 4,419.1 billion in 2015, driven by an increase of 19.0%, or Ps 478.2 billion, to Ps 2,990.6 billion in interest expense on deposits and by a 32.5% or Ps 350.6 billion increase to Ps 1,428.5 billion in interest expense on other funding (includes borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities).

The increase of Ps 478.2 billion in interest expense on deposits for Colombia’s operations was mainly driven by a 13.6% or Ps 9,459.6 billion increase in the average interest-bearing deposits from Ps 69,441.1 billion in 2014 to Ps 78,900.7 billion in 2015, which resulted in a Ps 339.9 billion increase in interest expense. The average cost on interest-bearing deposits increased by 17 basis points from 3.6% in 2014 to 3.8% in 2015, which resulted in a Ps 138.3 billion increase in interest expense.

The increase of Ps 350.6 billion in interest expense on other funding for Colombia’s operations was mainly driven by a 25.2% or Ps 6,020.8 billion increase in the average other funding from Ps 23,899.7 billion in 2014 to Ps 29,920.5 billion in 2015, which resulted in a Ps 237.1 billion increase in interest expense. The average cost on other funding increased by 26 basis points from 4.5% in 2014 to 4.8% in 2015, which resulted in a Ps 113.5 billion increase in interest expense.

Total interest expense for Central American operations, when translated to pesos, increased by 46.7% or Ps 424.0 billion to Ps 1,332.4 billion in 2015, driven by an increase of 46.9% or Ps 268.9 billion to Ps 841.7 billion in interest expense on deposits and by a 46.2% or Ps 155.1 billion to Ps 490.7 billion increase in interest expense on other funding (includes borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities).

The increase of Ps 268.9 billion in interest expense on deposits for Central American operations was mainly driven by a 34.7% or Ps 7,747.4 billion increase in LB Panamá’s average interest-bearing deposits from Ps 22,331.6 billion in 2014 to Ps 30,079.0 billion in 2015, which resulted in a Ps 216.8 billion increase in interest expense. The average cost on interest-bearing deposits increased by 23 basis points from 2.6% in 2014 to 2.8% in 2015, which resulted in a Ps 52.1 billion increase in interest expense.

The increase of Ps 155.1 billion in interest expense on other funding for Central American operations was mainly driven by a 30.1% or Ps 2,711.4 billion increase in LB Panamá’s average other funding from Ps 9,019.6 billion in 2014 to Ps 11,730.9 billion in 2015, which resulted in a Ps 116.8 billion increase in interest expense. The average cost on other funding increased by 46 basis points from 3.7% in 2014 to 4.2% in 2015, which resulted in a Ps 38.3 billion increase in interest expense.

Grupo Aval’s consolidated average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 18.9%, or Ps 24,248.8 billion, to Ps 152,842.9 billion in 2015 and the net interest income increased by 20.2%, or Ps 1,401.1 billion to Ps 8,324.1 in 2015, which resulted in a 6 basis points increase in the net interest margin from 5.38% in 2014 to 5.45% in 2015. The interest spread between the average rate on loans and leases and the average rate paid on deposits increased by 13 basis points from 6.3% to 6.4% over the same period. The increase in the net interest margin was mainly driven by the aforementioned increase in the yield of interest-earning assets, which was partially offset by the increase in the cost of interest-bearing liabilities.

Net impairment losses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(1,986.8)	(1,506.0)	(480.8)	31.9
Impairment loss on accrued interest and other receivables, net	(141.0)	(191.6)	50.6	(26.4)
Impairment loss on investments in debt and equity securities	(6.2)	(0.5)	(5.7)	1,168.6
Impairment loss on noncurrent assets held for sale	(26.0)	(11.5)	(14.5)	126.0
Recovery of charged-off financial assets	219.7	189.6	30.1	15.9
Recovery of impairment loss on investments in debt and equity securities	0.0	0.0	0.0	N.A.
Recovery of impairment loss on noncurrent assets held for sale	0.0	0.0	0.0	N.A.
Net impairment losses	(1,940.2)	(1,519.9)	(420.3)	27.7

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans at least 91 days past due	Delinquency Ratio (1)	Loans at least 91 days past due	Delinquency Ratio (1)	Loans at least 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Delinquency Ratios:	2,354.4	1.7%	2,011.0	1.7%	343.4	(0.1)
Colombian Operations	1,924.2	1.9%	1,705.8	1.9%	218.4	0.0
Commercial loans	1,139.9	1.7%	987.3	1.7%	152.6	0.0
Consumer loans	636.6	2.3%	585.1	2.5%	51.5	(0.1)
Mortgage loans	119.0	2.5%	102.1	2.8%	17.0	(0.3)
Microcredit loans	28.6	7.2%	31.3	8.4%	(2.7)	(1.2)
Central American Operations	430.2	1.0%	305.2	1.1%	125.0	(0.1)
Commercial loans	100.5	0.6%	66.2	0.6%	34.2	0.0
Consumer loans	228.0	1.5%	153.1	1.5%	75.0	(0.0)
Mortgage loans	101.7	1.2%	86.0	1.4%	15.8	(0.2)
Microcredit loans	-	N.A.	-	N.A.	-	N.A.

(1)	Calculated as 91 days past due loans divided by total gross loans excluding interbank and overnight funds

Net impairment losses for Grupo Aval’s consolidated operation increased by 27.7% or Ps 420.3 billion in 2015 as compared to 2014, with Ps 210.9 billion explained by Colombian operations and Ps 209.5 billion explained by Central American operations, when translated to pesos.

The Ps 210.9 billion increase in net impairment losses resulting from Colombia’s operations, was mainly driven by a Ps 274.8 billion increase in impairment loss on loans and leases, net, a Ps 14.9 billion increase in impairment loss on noncurrent assets held for sale and a Ps 5.7 billion increase in impairment on investments in debt and equity securities. These increases were partially offset by a Ps 50.6 billion decrease in impairment loss on accrued interest and other receivables, net and a Ps 34.0 billion increase in recoveries of charged-off assets. The increase in impairment loss on loans and leases, net was driven by an increase in the average balance of loans and leases of 13.6%, as the delinquency ratio (measured as loans 91 days past due as a percentage of total gross loans) for Colombia’s operation remained stable at 1.9%. The ratio of net impairment loss on loans and leases to average balance of loans and leases remained stable at 1.7%.

The Ps 209.5 billion increase in net impairment losses resulting from Central American operations, when translated to pesos, are mainly explained by a Ps 206.0 billion increase in impairment loss on loans and leases, net and by a Ps 3.9 billion decrease in recoveries of charged-off assets. The devaluation of the average peso to dollar exchange rate accounted for Ps 125.1 billion of the increase in net impairment losses. For an analysis of the evolution of the Central American net impairment loss on financial assets excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Impairment loss on financial assets”).

Charge-offs for Grupo Aval’s consolidated operations increased by 18.9% from Ps 1,376.7 billion in 2014 to Ps 1,636.4 billion in 2015. The ratio of charge-offs to average balance of loans and leases remained stable at 1.3% for both years.

Grupo Aval’s consolidated coverage ratio for loans 91 days past due was 157.9% in 2015, with a ratio of 165.8% for its Colombian operations and 122.9% for its Central American operations.

The recovery of charged-off assets increased Ps 30.1 billion, driven by increases in the recoveries of Ps 34.0 billion from Grupo Aval’s Colombian operations. The increase was partially offset by a Ps 3.9 billion decrease in the recoveries from the Central American operations.

Net commission and fee income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Commission and fee income:
Banking fees	3,095.3	2,379.8	715.5	30.1
Bonded warehouse services	167.3	184.6	(17.3)	(9.4)
Trust activities	233.9	224.0	9.9	4.4
Pension and severance fund management	787.7	758.4	29.3	3.9
Commission and fee income	4,284.2	3,546.7	737.5	20.8
Commission and fee expenses	(621.9)	(509.5)	(112.4)	22.1
Net commission and fee income	3,662.3	3,037.2	625.1	20.6

Net commission and fee income for Grupo Aval’s consolidated operation increased by 20.6% or Ps 625.1 billion in 2015 as compared to 2014, with Ps 80.2 billion explained by Colombian operations and Ps 544.9 billion explained by Central American operations, when translated to pesos.

The 3.8% or Ps 80.2 billion increase in net commission and fee income resulting from Colombia’s operations, was mainly driven by a 10.1% or Ps 142.0 billion increase in banking fees, a 2.7% or Ps 20.0 billion increase in pension and severance fund management and a 4.4% or Ps 9.9 billion increase in trust activities. These increases were partially offset by a 16.2% or Ps 74.5 billion increase in commission and fee expenses and a 9.4% or Ps 17.3 billion decrease in bonded warehouse services. For an analysis of the evolution of the fees from pension and severance fund management, see Porvenir’s MD&A (“—Banco de Bogotá subsidiary analysis—Porvenir—Net income from commissions and fees”).

The 58.3% or Ps 544.9 billion increase in net commission and fee income resulting from Central American operations, when translated to pesos, is mainly explained by a Ps 573.5 billion increase in banking fees and a Ps 9.3 billion increase in pension and severance fund management. These increases were partially offset by a Ps 37.9 billion increase in commission and fee expenses. The devaluation of the average peso to dollar exchange rate accounted for Ps 346.6 billion of the increase in net commission and fee income. For an analysis of the evolution of the Central American Net income from commissions and fees excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net income from commissions and fees”).

Net trading income

Grupo Aval’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2015, Grupo Aval’s net trading income came in at Ps 245.2 billion, 33.7% or Ps 124.7 billion lower than the Ps 369.9 billion obtained in 2014. Of such decrease Ps 193.5 billion resulted from the Colombian operations and were partially offset by a Ps 68.8 billion increase from the Central

American operations, when translated to pesos. Of the Ps 124.7 billion decrease in net trading income Ps 239.0 billion resulted from a decrease in net trading income from investment securities held for trading through profit or loss and Ps 114.3 billion resulted from an increase in net trading income from derivatives.

Net trading income from derivatives increased Ps 114.3 billion from a loss of Ps 54.3 billion to a gain of Ps 60.0 billion in 2015.

The decrease in net trading income from investment securities held for trading through profit or loss was mainly driven by a reduction in the average yield which went from 7.2% in 2014 to 3.5% in 2015, resulting in a Ps 221.4 billion decrease in income. Furthermore, the average balance of Grupo Aval’s consolidated fixed income and equity investments held for trading through profit or loss decreased by 8.7%, or Ps 509.7 billion, to Ps 5,356.0 billion, and resulted in an additional Ps 17.6 billion decrease in income.

For the Colombian operations, net trading income from investment securities held for trading through profit or loss decreased by 64.9% or Ps 303.3 billion from Ps 467.0 billion in 2014 to Ps 163.7 billion in 2015. The decrease was mainly explained by a reduction in the average yield which went from 8.4% in 2014 to 3.6% in 2015, resulting in a Ps 270.6 billion decrease in income. Furthermore, the average balance of Grupo Aval’s Colombian operations consolidated fixed income and equity investments held for trading through profit or loss decreased by 16.6%, or Ps 919.7 billion, to Ps 4,610.9 billion, and resulted in an additional Ps 32.7 billion decrease in income.

For the Central American operations, net trading income from investment securities held for trading through profit or loss increased Ps 64.3 billion from a loss of Ps 42.8 billion in 2014 to a gain of Ps 21.5 billion in 2015. The increase was mainly explained by an increase in the average yield which went from a negative of 12.8% in 2014 to 2.9% in 2015, resulting in a Ps 52.5 billion increase in income. Furthermore, there was an increase in the average balance of fixed income and equity investments held for trading through profit or loss of Ps 409.9 billion, to Ps 745.1 billion that resulted in a Ps 11.8 billion increase in income.

Total income from investment securities

Grupo Aval’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Grupo Aval manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Grupo Aval consolidated operation (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 1,256.7 billion for 2015, 5.0% or Ps 59.3 billion higher than the Ps 1,197.3 billion for 2014. This was primarily driven by a 8.0% or Ps 1,973.5 billion increase in the average balance of Total Investment Securities from Ps 24,820.9 billion in 2014 to Ps 26,794.3 billion in 2015, resulting in a Ps 92.6 billion increase in interest income. The average yield on total investment securities decreased from 4.8% in 2014 to 4.7% in 2015, generating a Ps 33.2 billion decrease in interest income.

When including the investment securities held for trading through profit or loss, Grupo Aval’s consolidated average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held to maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 17.7% or Ps 23,739.1 billion to Ps 158,198.9 billion in 2015 and the net interest income plus net trading income from investment securities held for trading would have increased by 15.8%, or Ps 1,162.1 billion to Ps 8,509.3 billion in 2015. The return over average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held to maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have decreased by 9 basis points from 5.5% in 2014 to 5.4% in 2015.

Other income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	457.9	487.4	(29.4)	(6.0)
Gains on sales of investments, net	79.2	135.1	(55.8)	(41.3)
Income from sales of noncurrent assets held for sale	26.2	0.0	26.2	N.A.
Equity method	230.4	121.7	108.7	89.3
Dividend income	33.6	136.7	(103.1)	(75.4)
Gains on valuation of assets, net	0.0	0.0	0.0	N.A.
Income from non-financial sector, net	838.6	655.1	183.5	28.0
Net income from financial instruments designated at fair value	153.1	172.9	(19.8)	(11.4)
Other	723.4	560.2	163.1	29.1
Total other income	2,542.4	2,269.0	273.4	12.0

Total other income for Grupo Aval’s consolidated operation increased by 12.0% or Ps 273.4 billion in 2015 as compared to 2014, with Ps 272.4 billion explained by Colombian operations and Ps 0.9 billion explained by Central American operations, when translated to pesos.

The 13.6% or Ps 272.4 billion increase in total other income resulting from Colombian operations are mainly explained by a Ps 183.5 billion increase in income from non-financial sector, net, a Ps 167.3 billion increase in other (includes Ps 174.7 billion recovery of a part of 2013 and 2014 CREE surcharge provision), a Ps 108.7 billion increase in income from the equity method, and a Ps 21.7 billion increase in income from sales of noncurrent assets held for sale. These increases were partially offset by Ps 103.1 billion decrease in dividend income, a Ps 49.2 billion decrease in foreign exchange gains (losses), net, a Ps 36.6 billion decrease in gains on sales of investments, net and a Ps 19.8 billion decrease in net income from financial instruments designated at fair value. The Ps 183.5 billion increase in income from the non-financial sector, net was mainly driven by higher operating income from some of Corficolombiana’s subsidiaries such as Promigas, Hoteles Estelar and Unipalma. For an analysis of the income from the non-financial companies, equity method and dividends of Corficolombiana, see Corficolombiana MD&A (“—Corficolombiana—Other income”).

The 0.4% or Ps 0.9 billion increase in total other income resulting from Central American operations, when translated to pesos, are mainly explained by a Ps 19.7 billion increase in foreign exchange gains (losses), net and a Ps 4.5 billion increase in income from sales of noncurrent assets held for sale. These increases were partially offset by a Ps 19.2 billion decrease in gains on sales of investments, net and Ps 4.1 billion decrease in other income. The devaluation of the average peso to dollar exchange rate accounted for Ps 86.3 billion of the increase in total other income. For an analysis of the evolution of the Central American total other income excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Other income”).

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(34.3)	34.3	(100.0)
Personnel expenses	(3,111.3)	(2,508.3)	(603.0)	24.0
Salaries and employee benefits	(2,945.9)	(2,363.0)	(582.9)	24.7
Bonus plan payments	(113.5)	(113.7)	0.2	(0.2)
Termination payments	(51.9)	(31.6)	(20.3)	64.1
Administrative and other expenses	(3,575.6)	(3,057.1)	(518.5)	17.0
Depreciation and amortization	(488.2)	(409.5)	(78.7)	19.2
Wealth tax	(303.2)	0.0	(303.2)	N.A.
Other expenses	(130.8)	(264.1)	133.3	(50.5)
Charitable and other donation expenses	(9.4)	(10.9)	1.5	(13.6)
Other	(121.4)	(253.2)	131.9	(52.1)
Total other expenses	(7,609.1)	(6,273.5)	(1,335.7)	21.3

Total other expenses for Grupo Aval’s consolidated operation increased by 21.3% or Ps 1,335.7 billion in 2015 as compared to 2014, with Ps 433.0 billion explained by Colombian operations and Ps 902.6 billion explained by Central American operations.

The 9.5% or Ps 433.0 billion increase in total other expenses resulting from Colombian operations are mainly explained by Ps 303.2 billion of the wealth tax paid in 2015, Ps 158.9 billion increase in administrative and other expenses and a Ps 156.7 billion increase in personnel expenses. These increases were partially offset by a Ps 148.6 billion decrease in other expenses, a Ps 33.7 billion decrease in losses from sales of noncurrent assets held for sale and a Ps 3.5 billion decrease in depreciation and amortization. In absence of the wealth tax, total other expenses would have increased by Ps 137.9 billion or 2.2% versus 2014.

The 52.1% or Ps 902.6 billion increase in total other expenses resulting from Central American operations are mainly explained, when translated to pesos, by a Ps 446.3 billion increase in personnel expense, a Ps 359.5 billion increase in administrative and other expenses, a Ps 82.2 billion increase in depreciation and amortization and a Ps 15.3 billion increase in other expenses. The increase in Central America’s expenses is driven by a combination of organic growth and the impact of the devaluation of the peso. The devaluation of the average peso to dollar exchange rate accounted for Ps 644.5 billion of the increase in total other expenses. For an analysis of the evolution of the Central American operation’s other expenses excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Total other expenses”).

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

The efficiency ratio for the Colombian operations deteriorated from 43.7% in 2014 to 44.4% in 2015. The ratio of personnel and administrative and other expenses as a percentage of average assets improved 15 basis points from 3.1% in 2014 to 3.0% in 2015.

The efficiency ratio for the Central American operations, when translated to pesos, deteriorated 48 basis points from 54.2% in 2014 to 54.7% in 2015. For an analysis of the evolution of the Central American operation’s efficiency ratio excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Other expenses”).

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

Banco de Bogotá

Overview

The following analysis for Banco de Bogotá’s consolidated results has been restated to retroactively reflect the deconsolidation of Corficolombiana and Casa de Bolsa from the bank’s statement of financial position and statement of income, both for 2015 and 2014.

Banco de Bogotá’s net income attributable to controlling interest for the year ended December 31, 2015 increased by 22.7%, or Ps 352.4 billion, to Ps 1,903.9 billion compared to the year ended December 31, 2014. The increase in net income, was driven by a 25.0% or Ps 1,052.0 billion increase in net interest income, a 24.8% or Ps 617.4 billion increase in net income from commissions and fees, a 30.7% or Ps 189.5 billion increase in other income (expense), and a 84.9% or Ps 131.7 billion increase in net trading income. These increases were partially offset by a 33.3% or Ps 1,278.7 billion increase in other expenses, a 28.1% or Ps 273.2 billion increase in net impairment loss on financial assets, a 15.9% Ps 21.3 billion increase in net income attributable to non-controlling interest, and a 6.6% or Ps 64.9 billion increase in income tax expense.

Net income attributable to controlling interest, for Banco de Bogotá’s Colombian operations increased by 18.0% or Ps 162.7 billion to Ps 1,068.9 billion for the year ended December 31, 2015 as compared to the year ended December 31, 2014.

The following discussion describes the principal drivers of Banco de Bogotá’s consolidated results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014. Further detail is provided in the discussion of the results of operations for LB Panamá and Porvenir.

	Banco de Bogotá Consolidated
	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	8,479.2	6,561.9	1,917.3	29.2
Interest expenses	(3,211.1)	(2,345.8)	(865.3)	36.9
Net interest income	5,268.1	4,216.2	1,052.0	25.0
Impairment loss on loans and other accounts receivable, net	(1,323.3)	(1,038.6)	(284.7)	27.4
Impairment loss on other assets, net	(20.9)	(11.2)	(9.6)	85.5
Recovery of charged-off financial assets	99.9	78.8	21.1	26.8
Net impairment loss	(1,244.3)	(971.1)	(273.2)	28.1
Net commission and fees income	3,105.7	2,488.3	617.4	24.8
Net trading income	286.8	155.2	131.7	84.9
Other income	805.9	616.4	189.5	30.7
Other expenses	(5,115.0)	(3,836.3)	(1,278.7)	33.3
Income before income tax expense	3,107.2	2,668.6	438.6	16.4
Income tax expense	(1,047.7)	(982.8)	(64.9)	6.6
Net Income	2,059.6	1,685.8	373.7	22.2
Net income attributable to:
Controlling interest	1,903.9	1,551.4	352.4	22.7
Non-controlling interest	155.7	134.4	21.3	15.9

Net interest income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	3,589.4	2,742.6	846.8	30.9
Consumer loans and leases	3,599.4	2,717.1	882.3	32.5
Mortgage loans and leases	676.8	462.8	214.0	46.2
Microcredit loans and leases	104.8	100.7	4.1	4.1
Interbank and overnight funds	76.6	77.9	(1.3)	(1.7)
Interest on loans and leases	8,047.0	6,101.2	1,945.8	31.9
Interest on investment in debt securities	432.2	460.7	(28.5)	(6.2)
Total interest income	8,479.2	6,561.9	1,917.3	29.2
Interest expense:
Checking accounts	(166.8)	(148.8)	(18.0)	12.1
Time deposits	(1,446.5)	(1,019.7)	(426.8)	41.9
Savings deposits	(701.3)	(560.4)	(140.9)	25.1
Total interest expense on deposits	(2,314.7)	(1,728.9)	(585.7)	33.9
Borrowings from banks and others	(308.6)	(309.2)	0.6	(0.2)
Interbank and overnight funds	(110.2)	(55.8)	(54.4)	97.5
Long-term debt (bonds)	(392.6)	(190.2)	(202.4)	106.4
Borrowings from development entities	(85.0)	(61.7)	(23.4)	37.9
Total interest expense	(3,211.1)	(2,345.8)	(865.3)	36.9
Net interest income	5,268.1	4,216.2	1,052.0	25.0

Banco de Bogotá’s net interest income increased by 25.0% or Ps 1,052.0 billion to Ps 5,268.1 billion in 2015 as compared to 2014. The increase in net interest income was mainly due to a 29.2% or Ps 1,917.3 billion increase in interest income, partially offset by a 36.9% or Ps 865.3 billion increase in interest expense. Of the Ps 1,052.0 billion increase in net interest income, Ps 221.9 billion are explained by the bank’s Colombian operations and Ps 830.0 billion by the bank’s Central American operations, when translated to pesos. The devaluation of the average peso to dollar exchange rate accounted for Ps 613.7 billion of the increase in net interest income for Central America’s operations.

Total interest income for Banco de Bogotá increased by 29.2% or Ps 1,917.3 billion to Ps 8,479.2 billion in 2015, driven by an increase of Ps 1,945.8 billion in interest income from total loans and leases (which includes interest from interbank and overnight funds), offset in part by a Ps 28.5 billion decrease in interest on investments in debt securities. Interest income from total loans and leases was driven by a Ps 1,947.2 billion in increase in interest income from loans and financial leases partially offset by a Ps 1.3 billion decrease in interest income from interbank and overnight funds.

The 32.3% or Ps. 1,947.2 billion increase in interest income from loans and leases for Banco de Bogotá’s consolidated operation in 2015 as compared to 2014 was a result of a 25.3% or Ps 16,579.2 billion increase in the average balance of loans and leases to Ps 82,100.1 billion driven by organic growth in Colombia and in Central America. The increase in the average balance resulted in a Ps 1,609.5 billion increase in interest income and a 52 basis points increase in the average yield on loans and leases from 9.2% in 2014 to 9.7% in 2015 resulted in an additional Ps 337.6 billion increase in interest income.

Banco de Bogotá’s consolidated interest income from investments in debt securities (which includes available for sale and held to maturity fixed income securities) decreased by 6.2% or Ps 28.5 billion and it was mainly a result of a 90 basis points decrease in the average yield of investment securities from 5.1% in 2014 to 4.2% in 2015, which resulted in a Ps 80.3 billion decrease in interest income from investment securities. Partially offsetting this decrease was a 13.6% or Ps 1,219.5 billion increase in the average balance of investments that resulted in a Ps 51.8 billion increase in interest income.

Total interest income for Banco de Bogotá’s Colombian operations increased by 17.1% or Ps 663.3 billion to Ps 4,534.7 billion in 2015, driven by an increase of Ps 683.2 billion in interest income from total loans and leases (which includes interest from interbank and overnight funds), partially offset by a Ps 19.8 billion decrease in interest on investments in debt securities. The increase in interest income from total loans and leases was driven by a Ps 699.3 billion increase in interest income from loans and financial leases offset in part by a Ps 16.1 billion decrease in interest income from interbank and overnight funds.

Interest income from loans and leases for Banco de Bogotá’s Colombian operations increased by 19.5% or Ps 669.3 billion. This increase was driven by a 16.4% or Ps 6,764.4 billion increase in the average balance of loans and leases to Ps 48,015.8 billion in 2015, which was mainly driven by organic growth in the commercial loans and leases portfolio and resulted in a Ps 602.5 billion increase in interest income. In addition, a 23 basis points increase in the average yield on loans and leases from 8.7% in 2014 to 8.9% in 2015, resulted in a Ps 96.8 billion increase in interest income. The increase in Banco de Bogotá’s average yield on loans and leases was in line with the 79 basis points increase in the average Central Bank rate, from 3.88% to 4.67%.

Interest income on investments in debt securities for Banco de Bogotá’s Colombian operations decreased by 7.9% or Ps 19.8 billion. The decrease is explained by an 86 basis points decrease in the average yield on investments from 4.9% in 2014 to 4.0% in 2015, which resulted in a Ps 44.6 billion decrease in interest income. Partially offsetting the above was a 12.0% increase in the average balance of investment securities from Ps 5,166.6 billion in 2014 to Ps 5,786.5 in 2015, which resulted in a Ps 24.7 billion increase in interest income.

When translated into pesos, total interest income for the Central American operations increased by 46.6% or Ps 1,254.0 billion, driven by an increase of Ps 1,262.7 billion in interest income from total loans and leases (which includes interest from interbank and overnight funds), and a Ps 8.7 billion decrease in interest on investment securities. The increase in interest income from total loans and leases was driven by a Ps 1,247.9 billion increase in interest income from loans and financial leases and a Ps 14.8 billion increase in interest income from interbank and overnight funds.

Interest income from loans and leases for Banco de Bogotá’s Central American operations increased by 51.0% or Ps 1,247.9 billion. The increase was mainly explained by a 40.4% or Ps 9,814.8 billion increase in average balance of loans and leases, which resulted in a Ps 1,063.6 billion increase in interest income. In addition, there was a 76 basis points increase in the average yield on loans and leases from 10.1% in 2014 to 10.8% in 2015, which resulted in a Ps 184.2 billion increase in interest income. The devaluation of the average peso to dollar exchange rate accounted for Ps 915.5 billion of the increase in interest income from loans and leases. For an analysis of the evolution of the Central American average yield on interest earning assets excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Interest income from investments in debt securities for Banco de Bogotá’s Central American operations decreased by 4.1%, or Ps 8.7 billion, to Ps 201.3 billion for the year ended December 31, 2015, as the result of a decrease in the average yield, from 5.5% for 2014 to 4.6% for 2015, resulting in a Ps 36.1 billion decrease in interest income. Partially offsetting this was a 15.8% or Ps 599.6 billion increase in average balance of investment in debt securities from Ps 3,797.2 billion in 2014 to Ps 4,396.8 billion in 2015, which resulted in a 27.4 billion increase in interest income.

The 36.9% or Ps 865.3 billion increase in total interest expense for Banco de Bogotá’s consolidated operation is explained by a 27.6% or Ps 20,438.8 billion increase in the average balance of total interest-bearing liabilities increased to Ps 94,453.2 billion in 2015 resulting in a Ps 694.9 billion increase in interest expense. Also contributing to the increase was a 23 basis points increase in the average cost of funding, from 3.2% in 2014 to 3.4% in 2015, which resulted in a Ps 170.5 billion increase in interest expense. Interest expense for Banco de Bogotá’s interest-bearing deposits increased by 33.9% or Ps 585.7 billion to Ps 2,314.7 billion in 2015, mainly driven by a 24.9% or

Ps 14,254.6 billion increase in the average balance of interest-bearing deposits, from Ps 57,293.9 billion in 2014 to Ps 71,548.5 billion in 2015, which resulted in a Ps 461.2 billion increase in interest expense.

Total interest expense for Banco de Bogotá’s Colombian operations increased 30.7% or Ps 441.4 billion, driven by a 22.8% or Ps 9,778.5 billion increase in the average balance of total interest-bearing liabilities to Ps 52,643.2 billion resulting in a Ps 349.0 billion increase in interest expense. A 22 basis points increase in the average cost of funding from 3.4% in 2014 to 3.6% in 2015, consistent with the increasing rate environment in Colombia, which resulted in a Ps 92.4 billion increase in interest expense. Interest expense on interest-bearing deposits increased by 27.4% or Ps 316.9 billion to Ps 1,473.0 billion in 2015, mainly driven by an increase of 17.9% or Ps 6,305.7 billion increase in the average balance of interest-bearing deposits, from Ps 35,163.8 billion in 2014 to Ps 41,469.5 billion in 2015, which resulted in a Ps 224.0 billion increase in interest expense. In addition, a 26 basis points increase in the average cost of interest-bearing deposits, from 3.3% in 2014 to 3.6% in 2015, resulted in a Ps 92.9 billion increase in interest expense.

Total interest expense for Central American operations, when translated into pesos, increased by 46.7% or Ps  424.0 billion, explained by a 34.2% or Ps 10,660.3 billion increase in the average balance of total interest-bearing liabilities that resulted in a Ps 339.7 billion increase in interest expense. Also contributing to the increase in interest expense was a 27 basis points increase in the average cost of funding from 2.9% to 3.2% that resulted in a Ps 84.2 billion increase in interest expense. Interest expense on interest-bearing deposits increased by 46.9% or Ps 268.9 billion to Ps 841.7 billion in 2015, mainly driven by a 35.9% or Ps 7,948.9 billion increase in the average balance of interest-bearing deposits, from Ps 22,130.1 billion in 2014 to Ps 30,079.0 billion in 2015, which resulted in a Ps 222.4 billion increase in interest expense. In addition, the average cost of funds increased from 2.6% in 2014 to 2.8% in 2015, resulting in a Ps 46.4 billion increase in interest expense. For an analysis of the evolution of the Central American average balance of interest bearing liabilities and its costs excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) for Banco de Bogotá’s Colombian operations increased by 17.1%, or Ps 7,977.7 billion, to Ps 54,706.0 billion for the year ended December 31, 2015, while net interest income grew by 9.1% or Ps 221.9 billion to Ps 2,656.0 billion. The above resulted in a 35 basis points decrease in net interest margin from 5.2% in 2014 to 4.9% in 2015. The spread between the yield earned on loans and leases (excluding interbank and overnight funds) and the rate paid on deposits remained relatively stable at 5.4% for both 2014 and 2015.

Average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) for Banco de Bogotá’s Central American operations increased by 35.5%, or Ps 10,306.2 billion, to Ps 39,343.2 billion for the year ended December 31, 2015, while net interest income grew by 46.6% or Ps 830.0 billion to Ps 2,612.1 billion. The above resulted in a 50 basis points increase in net interest margin from 6.1% in 2014 to 6.6% in 2015. The spread between the yield earned on loans and leases (excluding interbank and overnight funds) and the rate paid on deposits increased 55 basis points from 7.5% in 2014 to 8.0% in 2015. For an analysis of the evolution of the Central American net interest margin, excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net interest income”).

Finally, Banco de Bogotá’s consolidated average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) increased by 24.1%, or Ps 18,283.9 billion, to Ps 94,049.2 billion in 2015 and net interest income increased by 25.0%, or Ps 1,052.0 billion to Ps 5,268.1 billion in 2015, which resulted in a 4 basis points increase in the net interest margin from 5.56% in 2014 to 5.60% in 2015. The spread between the yield earned on loans and leases and the rate paid on deposits increased 30 basis points from 6.2% in 2015 to 6.5% in 2016.

Net impairment losses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(1,236.3)	(972.6)	(263.7)	27.1
Impairment loss on accrued interest and other receivables, net	(87.0)	(66.1)	(21.0)	31.8
Impairment loss on investments in debt and equity securities	(0.3)	(0.0)	(0.3)	1,996.6
Impairment loss on noncurrent assets held for sale	(20.5)	(11.2)	(9.3)	82.8
Recovery of charged-off financial assets	99.9	78.8	21.1	26.8
Recovery of impairment loss on investments in debt and equity securities	-	-	-	-
Recovery of impairment loss on noncurrent assets held for sale	-	-	-	-
Net impairment losses	(1,244.3)	(971.1)	(273.2)	28.1

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans at least 91 days past due	Delinquency Ratio (1)	Loans at least 91 days past due	Delinquency Ratio (1)	Loans at least 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Delinquency Ratios:	1,360.5	1.5%	1,087.4	1.5%	273.1	0.0
Colombian Operations	930.3	1.9%	782.1	1.8%	148.1	0.2
Commercial loans	619.3	1.7%	486.3	1.4%	133.0	0.2
Consumer loans	262.0	3.0%	258.1	3.1%	4.0	(0.1)
Mortgage loans	21.1	1.2%	7.7	0.5%	13.3	0.7
Microcredit loans	27.8	7.6%	30.0	8.5%	(2.2)	(0.9)
Central American Operations	430.2	1.0%	305.2	1.1%	125.0	(0.1)
Commercial loans	100.5	0.6%	66.2	0.6%	34.2	0.0
Consumer loans	228.0	1.5%	153.1	1.5%	75.0	(0.0)
Mortgage loans	101.7	1.2%	86.0	1.4%	15.8	(0.2)
Microcredit loans	-	N.A.	-	N.A.	N.A.	N.A.

(1)	Calculated as 91 days past due loans divided by total gross loans and leases (excluding interbank and overnight funds)

Net impairment losses for Banco de Bogotá’s consolidated operations increased by 28.1% or Ps 273.2 billion in 2015 as compared to 2014, driven primarily by a 27.1% or Ps 263.7 billion increase in impairment loss on loans and leases, net, a Ps 21.0 billion increase in impairment loss on accrued interest and other receivables, net and a Ps 9.3 billion increase in impairment loss on noncurrent assets held for sale. These increases were partially offset by a Ps 21.1 billion increase in recoveries of charged-off assets.

The increase in impairment losses, net was explained by a Ps 63.8 billion increase for Banco de Bogotá’s Colombian operations and a Ps 209.5 billion increase Banco de Bogotá’s Central American operation.

Net impairment losses for Banco de Bogotá’s Colombian operations increased by 9.8% or Ps 63.8 billion from Ps 651.2 billion in 2014 to Ps 714.9 billion in 2015, mainly explained by a 8.7% or Ps 57.7 billion increase in impairment loss on loans and leases and a Ps 21.0 billion increase in impairment loss on accrued interest and other receivables, net that were partially offset by a Ps 25.0 billion increase in recoveries of charged-off assets. Delinquency ratios in Colombia presented a 17 basis points deterioration due to a 23 basis points deterioration in delinquency for commercial loans and a 70 basis point deterioration on mortgage loans. The ratio of net impairment loss on loans and leases to average loans and leases decreased from 1.8%, in 2014 to 1.7% in 2015.

When translated into pesos, net impairment losses for the Central American operations increased by 65.5% or 209.5 billion to Ps 529.4 billion in 2015. The increase is mainly explained by a Ps 206.0 billion increase in impairment loss on loans and leases. The devaluation of the average peso to dollar exchange rate accounted for Ps 125.1 billion of the increase in net impairment losses. For an analysis of the evolution of the Central American net impairment loss on financial assets, excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Impairment”). The ratio of net impairment loss on loans and leases to average loans and leases increased from 1.3% in 2014 to 1.5% in 2015.

Charge-offs for Banco de Bogotá’s consolidated operations increased by 27.8% or Ps 239.3 billion to Ps 1,100.7 billion in 2015 as compared to 2014, and its ratio of charge-offs to average balance of loans and leases (excluding interbank and overnight funds) ratio remained stable at 1.3% for both 2014 and 2015.

Banco de Bogotá’s consolidated coverage ratio for loans 91 days past due was 154.1% in 2015, with a ratio of 154.7% for its Colombian operations and 122.9% for its Central American operations. These ratios compared with a 159.4%, 169.5% and 133.6% for the consolidated, Colombian and Central American operations during 2014.

The recovery of charged-off assets increased by 26.8% or Ps 21.1 billion, driven by increases of Ps 25.0 billion in the recoveries of Banco de Bogotá’s Colombian operations, which were partially offset by a decrease of Ps 3.9 billion in recoveries from the Central American operation.

Net commission and fee income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Commissions and fee income:
Banking fees	2,407.8	1,741.4	666.4	38.3
Bonded warehouse services	112.5	132.2	(19.7)	(14.9)
Trust activities	126.7	119.9	6.8	5.7
Pension and severance fund management	786.0	757.0	29.1	3.8
Commission and fee income	3,433.0	2,750.4	682.6	24.8
Commission and fee expenses	(327.3)	(262.1)	(65.1)	24.9
Net commission and fee income	3,105.7	2,488.3	617.4	24.8

Net commission and fee income for Banco de Bogotá’s consolidated operation increased by 24.8% or Ps 617.4 billion in 2015 as compared to 2014, with Ps 72.5 billion resulting from Banco de Bogotá’s Colombian operations and Ps 544.9 billion resulting from Banco de Bogotá’s Central American operations.

The Ps 72.5 billion or 4.7% increase resulting from Banco de Bogotá’s Colombian operations was mainly driven by a Ps 92.9 billion or 12.1% increase in commissions from banking fees, a Ps 19.7 billion or 2.7% increase in fees from pension and severance fund management (“-Banco de Bogotá subsidiary analysis—Porvenir—Net income from commissions and fees”) and a Ps 6.8 billion or 5.7% increase in fees from trust activities. These increases were partially offset by a Ps 27.2 billion or 12.8% increase in expenses for commissions and fees and a Ps 19.7 billion or 14.9% decrease in fees from bonded warehouse services.

Of the Ps 544.9 billion or 58.3% increase in net commission and fee income from Central American operations, Ps 573.5 billion are explained by an increase in banking fees and Ps 9.3 billion by increases in pension and severance fund management. These increases were partially offset by an increase of Ps 37.9 billion in expenses for commissions and fees. The devaluation of the average peso to dollar exchange rate accounted for Ps 346.6 billion of the increase in net commission and fee income. For an analysis of the evolution of the Central American net income from commissions and fees, excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Net income from commissions and fees”).

Net trading income

Banco de Bogotá’s consolidated net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

During 2015, Banco de Bogotá’s consolidated net trading income was Ps 286.8 billion, 84.9% or Ps 131.7 billion higher than the Ps 155.2 billion for 2014. Colombian operations accounted for a Ps 62.8 billion increase in net trading income and Central American operations accounted for a Ps 68.8 billion increase in net trading income, when translated to pesos. The Ps 131.7 billion increase in net trading income was driven by a Ps 313.4 billion increase in net trading income from derivatives, partially offset by a Ps 181.7 billion decrease in income from investment securities held for trading through profit or loss.

Total income from valuation on trading and hedging derivatives increased by Ps 313.4 billion from Ps 26.7 billion to in 2014 to Ps 340.1 billion in 2015, driven by the strong appreciation of the Colombian peso during 2016.

The Ps 181.7 billion decrease in net trading income from investment securities held for trading through profit or loss, for Banco de Bogotá’s consolidated operations, was mainly driven by a decrease in the return from 5.1% in 2014 to a negative 1.9% in 2015, resulting in a Ps 193.4 billion decrease in income. The average balance of Banco de Bogotá’s consolidated fixed income and equity investments held for trading through profit or loss increased by 9.1%, or Ps 230.1 billion, to Ps 2,759.6 billion, and resulted in a Ps 11.7 billion increase in income.

For the Colombian operations, net trading income from investment securities held for trading through profit or loss decreased by Ps 246.0 billion to a loss of Ps 74.7 billion in 2015. This decrease was mainly explained by a decrease in the average return from 7.8% in 2014 to a negative 3.7% in 2015, resulting in a Ps 232.0 billion increase in income. The 8.2% or Ps 179.8 billion decrease in the average balance of the Colombian operations’ fixed income and equity investments held for trading through profit or loss, to Ps 2,014.4 billion, resulted in a Ps 14.0 billion decrease in income.

For the Central America operation, when translated to pesos, net trading income from investment securities held for trading through profit or loss increased Ps 64.3 billion from a loss of Ps 42.8 billion in 2014 to a gain of Ps 21.5 billion in 2016. The increase was mainly explained by an increase in the return from a negative 12.8% in 2014 to 2.9% in 2015, resulting in a Ps 52.5 billion increase in income. The average balance of fixed income and equity investments held for trading through profit or loss increased by Ps 409.9 billion, to Ps 745.1 billion, resulting in a Ps 11.8 billion increase in income.

Total income from investment securities

Banco de Bogotá’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held-to-maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Banco de Bogotá manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Banco de Bogotá consolidated operations (comprised of income on investment in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 379.0 billion for 2015, Ps 210.2 billion lower than the Ps 589.2 billion for 2014. This was primarily driven by an decrease of 220 basis points in the average return on total investment securities from 5.1% in 2014 to 2.9% in 2015, generating a Ps 252.7 billion decrease in interest income, which was partially offset by a Ps 1,449.6 billion increase in the average balance of Total Investment Securities from Ps 11,493.2 billion in 2014 to Ps 12,942.8 billion in 2015, resulting in a Ps 42.4 billion decrease in interest income.

When including the investment securities held for trading through profit or loss, Banco de Bogotá’s consolidated average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 23.6% or Ps 18,514.0 billion to Ps 96,808.7 billion in 2015 and the net interest income plus net trading income from investment securities held for trading through profit or loss would have increased by 20.0%, or Ps 870.2 billion to Ps 5,214.9 billion in 2015. The return over average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have decreased by 16 basis points from 5.5% in 2015 to 5.4% in 2015

Other income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	289.2	235.5	53.7	22.8
Gains on sales of investments, net	62.9	76.9	(13.9)	(18.1)
Income from sales of noncurrent assets held for sale	15.8	(23.4)	39.2	(167.8)
Equity method	176.8	177.1	(0.3)	(0.1)
Dividend income	2.5	2.4	0.1	5.6
Gain on valuation of biological assets, net	-	-	-	-
Income from non-financial sector, net	(92.4)	(76.3)	(16.1)	21.1
Net income from financial instruments designated at fair value	-	-	-	-
Other	351.0	224.2	126.8	56.6
Total other income	805.9	616.4	189.5	30.7

The Ps 189.5 billion increase in total other income was mainly due to a Ps 53.7 billion increase in foreign exchange gains (losses), net, a Ps 126.8 increase in other and a Ps 39.2 billion increase in income from sales of noncurrent assets held for sale. These increases were partially offset by a Ps 16.1 billion decrease in income from the non-financial sector related to higher personnel and administrative expenses in Banco de Bogotá’s subsidiary Megalinea and a Ps 13.9 billion decrease in gains on sales of investments, net. The Ps 0.3 billion decrease in equity method was mainly related to a decrease in Corficolombiana’s net income (see Corficolombiana’s MD&A (“—Corficolombiana—Other income”) which was offset by a better performance of Pizano.

Other expenses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	0.0	-	0.0	-
Personnel expenses	(2,151.6)	(1,625.1)	(526.5)	32.4
Salaries and employee benefits	(2,013.8)	(1,528.0)	(485.8)	31.8
Bonus plan payments	(101.3)	(75.5)	(25.8)	34.1
Termination payments	(36.5)	(21.6)	(14.9)	69.3
Administrative and other expenses	(2,340.2)	(1,864.8)	(475.5)	25.5
Depreciation and amortization	(358.5)	(260.4)	(98.1)	37.7
Wealth tax	(168.7)	-	(168.7)	-
Other expenses	(95.9)	(86.0)	(9.9)	11.6
Charitable and other donation expenses	(4.3)	(3.7)	(0.6)	15.3
Other	(91.7)	(82.3)	(9.4)	11.4
Total other expenses	(5,115.0)	(3,836.3)	(1,278.7)	33.3

Total other expenses for Banco de Bogotá’s consolidated operation increased by Ps 1,278.7 billion, or 33.3%, in 2015 as compared to 2014. Of this increase, Ps 376.1 billion were driven by the Colombian operations and Ps 902.6 billion by Central American operations, when translated to pesos.

The Ps 376.1 billion or 17.9% increase in total other expenses resulting from Colombian operations was mainly driven a 9.9% or Ps 115.9 billion increase in administrative and other expenses and a 10.8% or Ps 80.2 billion increase in personnel expenses. Partially offsetting this increase was a Ps 5.3 billion decrease in other expenses.

The Ps 902.6 billion increase in total other expenses resulting from Central American operations, when translated to pesos, is mainly explained by a Ps 50.7% or 446.3 billion increase in personnel expenses, a 51.8% or Ps 359.5 billion increase in administrative and other expenses and a Ps 82.2 billion increase in depreciation and amortization. The devaluation of the average peso to dollar exchange rate accounted for Ps 644.5 billion of the increase in total other expenses. For an analysis of the evolution of the Central American operation’s other expenses excluding the impact of the devaluation of the peso, see LB Panamá’s MD&A (“—Banco de Bogotá subsidiary analysis—LB Panamá—Other expenses”).

The increase in personnel expenses for Banco de Bogotá’s consolidated operation resulted from a 4.3% increase in headcount during the year to support the growth of the loan portfolio. The number of employees went from 44,507 employees in 2014 to 46,418 employees in 2015. Furthermore, there was a 26.4% increase in yearly salaries and employee benefits per employee (8.7% for Colombian operations and 42.1% for Central American Operations) from Ps 34.3 million in 2014 to 43.4 million in 2015. Excluding the devaluation, salaries and employee benefits per employee for Central American operations would have increased by 3.8%.

Banco de Bogotá’s consolidated operations’ efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other) deteriorated from 48.1% in 2014 to 49.3% in 2015 (44.1% to 44.4% for Colombian operations and 54.2% to 54.7% for Central American Operations). The ratio of personnel and administrative and other expenses as a percentage of average assets increased from 3.5% in 2014 to 3.7% in 2015 (3.2% to 3.1% for Colombian operations and 3.9% to 4.4% for Central American Operations).

Income tax expense

Income tax expense for Banco de Bogotá’s consolidated operation increased by 6.6%, or Ps 64.9 billion, to Ps 1,047.7 billion in 2015. Banco de Bogotá’s consolidated operation effective tax rate (calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense) decreased from 39.5% in 2014 to 33.8% in 2015.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by Ps 21.3 billion, to Ps 155.7 billion in 2015 as compared with Ps 134.4 billion in 2014. The ratio of net income attributable to non-controlling interest to net income decreased from 8.0% in 2014 to 7.6% in 2015.

Banco de Bogotá Subsidiary Analysis

Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Porvenir and LB Panamá. In order to fully disclose the effect of these subsidiaries on Banco de Bogotá, the following is an analysis of the results of operations of each of Porvenir and LB Panamá in the year ended December 31, 2015 compared to the year ended December 31, 2014.

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

Net income

	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	69.2	26.4	42.7	161.7
Interest expenses	(28.1)	(20.9)	(7.2)	34.7
Net interest income	41.0	5.5	35.5	640.3
Impairment loss on loans and other accounts receivable, net	(22.9)	(29.5)	6.5	(22.1)
Impairment loss on other assets, net	(0.0)	(0.0)	0.0	N.A.
Recovery of charged-off financial assets	0.0	0.0	0.0	N.A.
Net impairment loss	(22.9)	(29.5)	6.5	(22.1)
Net commission and fees income	667.3	652.3	15.0	2.3
Net trading income	122.1	147.0	(25.0)	(17.0)
Other income	(73.0)	(51.1)	(21.9)	42.8
Other expenses	(314.8)	(289.3)	(25.5)	8.8
Income before income tax expense	419.6	435.0	(15.4)	(3.5)
Income tax expense	(165.0)	(152.3)	(12.8)	8.4
Net Income	254.6	282.7	(28.1)	(10.0)
Net income attributable to:
Controlling interest	254.0	282.2	(28.2)	(10.0)
Non-controlling interest	0.6	0.6	0.0	4.7

Porvenir’s net income attributable to controlling interest decreased by 10.0%, or Ps 28.2 billion, to Ps 254.0 billion in 2015 as compared to 2014. The most significant drivers of Porvenir’s results were (i) an increase in other expenses of Ps 25.5 billion, (ii) a decrease in net trading income of Ps 25.0 billion, (iii) a decrease in other income (expense) of Ps 21.9 billion and (iv) and an increase in income tax expense of Ps 12.8 billion. These results were partially offset by (i) an increase in net interest income of Ps 35.5 billion, (ii) an increase in net income from commissions and fees of Ps 15.0 billion, and (iii) a decrease in net impairment loss on financial assets of Ps 6.5 billion. The Ps 25.5 billion increase in other expenses is mainly explained by the payment of wealth tax for Ps 15.2 billion (see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Tax Reforms”), an expense for Ps 20.9 billion due to the yearly update in Porvenir’s actuarial calculations for provisions of uncapitalized accounts (“cuentas descapitalizadas”), which are those accounts that show a lesser value than the amount required to fund a legal monthly minimum pension plan, partially offset by a decrease in administrative and other expenses of Ps 11.4 billion.

Net interest income

Net interest income increased by Ps 35.5 billion, to Ps 41.0 billion in 2015 as compared to 2014, mainly driven by a Ps 41.6 billion increase in interest on investments in debt securities that was partially offset by an increase in interest expense of Ps 7.2 billion in 2015.

The Ps 41.6 billion increase in interest income from investments in debt securities, from Ps 21.4 billion in 2014 to 63.0 billion in 2015, is explained by the fact that average balance of fixed income investments available for sale increased by 177.6%, or Ps 229.1 billion, from Ps 129.0 billion in 2014 to Ps 358.1 billion in 2015, which resulted in a Ps 40.3 billion increase in interest income. Porvenir’s rate of return on its debt securities investment portfolio increased from 16.6% in 2014 to 17.6% in 2015, which resulted in a Ps 1.3 billion in interest income.

Total interest expense increased by Ps 7.2 billion mainly driven by the impact of the devaluation on the U.S.$186.1 million loan taken by Porvenir to fund the acquisition of AFP Horizonte in 2013.

Net impairment losses on financial assets

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

Net commission and fee income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Net commission and fee income:
Banking fees	0.0	0.2	(0.2)	(91.6)
Bonded warehouse services	0.0	0.0	0.0	N.A.
Trust activities	0.0	0.0	0.0	N.A.
Pension and severance fund management	763.1	739.8	23.4	3.2
Commission and fee income	763.1	740.0	23.1	3.1
Commission and fee expenses	(95.9)	(87.7)	(8.2)	9.3
Net commission and fee income	667.3	652.3	15.0	2.3

Net commission and fee income consists primarily of commissions earned on the administration of mandatory pension funds, severance funds, voluntary pension funds and third-party liability pension funds. Porvenir’s total fees and other services income, net increased by Ps 15.0 billion, or 2.3%, to Ps 667.3 billion in 2015 as compared to Ps 652.3 billion in 2014.

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

Net trading income

Porvenir’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. Total net trading income decreased by Ps 25.0 billion from Ps 147.0 billion in 2014 to Ps 122.1 billion in 2015, driven by a Ps 55.6 billion decrease in net trading income from investment securities held for trading through profit or loss, from Ps 90.3 billion in 2014 to 34.8 billion in 2015 and a Ps 30.6 billion increase in net trading income from derivatives, from Ps 56.7 billion in 2014 to 87.3 billion in 2015.

The decrease in the net trading income from investment securities held for trading through profit or loss of Ps 55.6 billion was mainly driven by a decrease in yield from 9.3% in 2014 to 3.4% in 2015, which resulted in a decrease in income of Ps 57.4 billion. Partially offsetting this result, the average balance of Porvenir’s investment securities held for trading through profit or loss increased from Ps 970.7 billion in 2014 to Ps 1,026.1 billion in 2015, which resulted in a Ps 1.9 billion increase in net trading income.

Total income from investment securities

Porvenir’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Porvenir manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of income on investment securities and net trading income from investment securities held for trading through profit or loss) was Ps 97.8 billion for 2015, 12.5% or Ps 14.0 billion lower than the Ps 111.8 billion for 2014. This result is mainly explained by a decrease in the average yield of total investment securities from 10.2% in 2014 to 7.1% in 2015, which resulted in a Ps 34.1 billion decrease in income, partially offset by a Ps 284.5 billion increase in average balance of Total Investment Securities, resulting in a Ps 20.1 billion increase in income.

Other income

Total other income decreased by Ps 21.9 billion, or 42.8%, from a loss of Ps 51.1 billion in 2014 to a loss of Ps 73.0 billion in 2015. This decrease was primarily due to a Ps 53.9 billion decrease in foreign exchange gains (losses), net from a Ps 84.3 billion loss in 2014 to Ps 138.2 billion loss in 2015. This result was partially offset by a Ps 31.2 billion increase in other income attributable to provisions recovered as a result of customers switching from one pension fund manager to another and recoveries of insurance claims and others, and a Ps 1.1 billion increase from gains on sales of investments, net.

Other expenses

	For the year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(0.0)	0.0	N.A.
Personnel expenses	(113.8)	(109.9)	(3.9)	3.5
Salaries and employee benefits	(112.7)	(106.0)	(6.6)	6.3
Bonus plan payments	(0.7)	(3.0)	2.4	(78.3)
Termination payments	(0.4)	(0.8)	0.4	(45.6)
Administrative and other expenses	(148.0)	(159.4)	11.4	(7.2)
Depreciation and amortization	(13.9)	(10.5)	(3.4)	32.4
Wealth tax	(15.2)	-	(15.2)	N.A.
Other expenses	(24.0)	(9.5)	(14.5)	152.8
Charitable and other donation expenses	(1.3)	(0.4)	(0.9)	202.5
Other	(22.7)	(9.1)	(13.6)	150.4
Total other expenses	(314.8)	(289.3)	(25.5)	8.8

Porvenir’s total other expenses increased by Ps 25.5 billion, or 8.8% to Ps 314.8 billion in 2015 as compared to 2014. This increase was mainly driven by (i) the payment of the wealth tax (Ps 15.2 billion), (ii) an increase in other expenses by Ps 14.5 billion, explained by a Ps 20.9 billion expense for the yearly update in their actuarial calculations for provisions of uncapitalized accounts (“cuentas descapitalizadas”) and a Ps 6.4 billion decrease in other expenses, and (iii) an increase in personnel expenses by Ps 6.6 billion. Partially offsetting these increases was a Ps 11.4 billion decrease in administrative and other expenses. Porvenir’s efficiency to income ratio (calculated as personnel and administrative and other expenses divided by net income, fees and other services income, other income excluding other) slightly deteriorated from 37.0% in 2014 to 37.4% in 2015.

The number of employees of Porvenir increased from 2,838 in 2014 to 2,872 in 2015. Yearly salaries and employee benefits per capita increased by 5.0% from Ps 37.4 million in 2014 to Ps 39.2 million in 2015.

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

LB Panamá

Given that LB Panamá’s functional currency is USD, it is important to bear in mind that its consolidated results for 2015 in Colombian Pesos reflect both the entity’s performance in its functional currency and the depreciation of the peso, which was 37.3% in the year ended December 31, 2015.

The following tables present the results of LB Panamá in Colombian Pesos and also include an adjusted 2014 column in which we applied 2015 average exchange rate of Ps 2,746.47 to provide 2014 U.S. dollar translations to adjust for the impact of the devaluation of the Colombian Peso.

Net income

	For the year ended December 31,		Change December 2015 vs December 2014		For the year ended December 31,	Change December 2015 vs December 2014 *
	2015	2014	#	%	2014 (adjusted)(*)	#	%
	(in Ps billions)
Interest income	3,944.5	2,690.5	1,254.0	46.6	3,641.8	302.8	8.3
Interest expenses	(1,332.4)	(908.4)	(424.0)	46.7	(1,246.0)	(86.4)	6.9
Net interest income	2,612.1	1,782.1	830.0	46.6	2,395.8	216.3	9.0
Impairment loss on loans and other accounts receivable, net	(518.7)	(312.7)	(206.0)	65.9	(433.3)	(85.4)	19.7
Impairment loss on other assets, net	(11.7)	(12.1)	0.4	(3.6)	(17.2)	5.5	(32.2)
Recovery of charged-off financial assets	1.0	4.9	(3.9)	(79.7)	5.5	(4.5)	(81.9)
Net impairment loss	(529.4)	(319.9)	(209.5)	65.5	(445.0)	(84.4)	19.0
Net commission and fees income	1,479.7	934.8	544.9	58.3	1,281.5	198.3	15.5
Net trading income	29.1	(39.8)	68.8	173.1	29.3	(0.2)	(0.7)
Other income	259.9	259.0	0.9	0.4	345.3	(85.4)	(24.7)
Other expenses	(2,635.8)	(1,733.1)	(902.6)	52.1	(2,377.6)	(258.2)	10.9
Income before income tax expense	1,215.7	883.1	332.6	37.7	1,229.2	(13.5)	(1.1)
Income tax expense	(380.8)	(237.1)	(143.8)	60.6	(328.0)	(52.8)	16.1
Net Income	834.9	646.0	188.8	29.2	901.2	(66.3)	(7.4)
Net income attributable to:
Controlling interest	834.9	645.2	189.7	29.4	901.9	(67.0)	(7.4)
Non-controlling interest	(0.1)	0.8	(0.9)	(109.7)	(0.7)	0.7	(89.3)

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

LB Panamá mainly reflects our investment in BAC Credomatic. In addition to its investment in BAC Credomatic, which as of December 31, 2015, amounted to Ps 6,290.3 billion (U.S.$1,997.3 billion), as of the same date, LB Panamá’s unconsolidated balance sheet carried goodwill of Ps 4,087.2 billion (U.S.$1,298 million), resulting from the company’s acquisition of BAC Credomatic and Banco BAC de Panamá. LB Panamá’s unconsolidated balance sheet also includes a fixed income portfolio of Ps 1,064.3 billion (U.S.$338 million) comprised mainly of investment grade bonds issued by Latin American sovereign and corporate issuers, acquired pursuant to Banco de Bogotá’s investment guidelines. As of December 31, 2015, LB Panamá had Ps 2,288.4 billion (U.S.$727 million) of indebtedness.

LB Panamá’s net income attributable to controlling interest for the year ended December 31, 2015 increased by 29.4%, or Ps 189.7 billion, to Ps 834.9 billion. The devaluation of the average peso to dollar exchange rate accounted for Ps 256.6 billion of the increase in net income attributable to controlling interest.

LB Panamá’s net income attributable to controlling interest in local currency for the year ended December 31, 2015 decreased by 7.4%, or Ps 67.0 billion. Despite an increase of 9.0% or Ps 216.3 billion in net interest income and a 15.5% or Ps 198.3 billion increase in net income from commissions and fees, there was an 10.9% or Ps 258.2 billion increase in other expenses, a 19.0% or Ps 84.4 billion increase in net impairment loss on financial assets, a 24.7% or Ps 85.4 billion decrease in other income (expense), a 16.1% or Ps 52.8 billion increase in income tax expense and a 0.7% or Ps 0.2 billion decrease in net trading income.

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

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

LB Panamá’s net interest income increased by 46.6% or Ps 830.0 billion in 2015, the devaluation of the average peso to dollar exchange rate accounted for Ps 613.7 billion of the increase in net interest income.

LB Panamá’s net interest income in local currency increased by 9.0% or Ps 216.3 billion in 2015 as compared to 2014, reflecting a Ps 302.8 billion increase in total interest income offset in part by a Ps 86.4 billion increase in interest expense.

The Ps 216.3 billion increase in total interest income is explained by a Ps 334.8 billion increase in interest income on total loans and leases (which includes income from interbank and overnight funds) and a Ps 32.0 billion decrease in income on investments in debt securities. The increase in interest income from total loans and leases was driven by a Ps 332.3 billion increase in interest income from loans and leases and a Ps 2.4 billion increase in income from interbank and overnight funds.

The increase in interest income on loans and leases of Ps 332.3 billion was mainly driven by a 9.6% or Ps 3,399.9 billion increase in LB Panamá’s average interest-earning loan portfolio from Ps 35,237.1 billion in 2014 to Ps 38,637.1 billion in 2015, which resulted in a Ps 325.0 billion increase in income. The average rate earned on loans and leases showed a slight increase from 9.54% to 9.56%, which resulted in a Ps 7.3 billion increase in interest income. The increase in interest earned on consumer loans and leases explains 72.6% of the total increase in interest earned on loans and leases. The increase in interest earned on consumer loans and leases of Ps 241.3 billion was mainly driven by a 12.0% or Ps 1,499.8 billion increase in LB Panamá’s average interest-earning consumer loan portfolio, credit cards and personal loans particularly, from Ps 12,487.9 billion in 2014 to Ps 13,987.7 billion in 2015, which resulted in a Ps 241.9 billion increase in income. The average yield on consumer loans remained basically unchanged at 16.1% for 2014 and 2015, which resulted in a Ps 0.5 billion decrease in interest income.

Interest income on commercial loans increased 7.3% or Ps 62.0 billion. This increase in interest earned on commercial loans and leases was driven by a 9.3% or Ps 1,391.4 billion increase in LB Panamá’s average interest earning commercial loan portfolio from Ps 14,914.3 billion in 2014 to Ps 16,305.7 billion in 2015, which resulted in a Ps 77.6 billion increase in income. This increase was partially offset by a 10 basis points decrease in the average yield on commercial loans from 5.7% in 2014 to 5.6% in 2015, which resulted in a Ps 15.5 billion decrease in interest income.

Interest income on mortgage loans increased 5.8% or Ps 29.0 billion. This increase in interest earned on mortgage loans and leases was driven by a 6.5% or Ps 508.8 billion increase in LB Panamá’s average interest earning mortgage loan portfolio from Ps 7,835.0 billion in 2014 to Ps 8,343.8 billion in 2015, which resulted in a Ps 32.3 billion increase in income. This increase was partially offset by a 4 basis points decrease in the average yield on mortgage loans from 6.4% in 2014 to 6.3% in 2015, which resulted in a Ps 3.3 billion decrease in interest income.

Income from interbank and overnight funds increased by 5.1%, or Ps 2.4 billion, from Ps 47.1 billion in 2014 to Ps 49.5 billion in 2015.

The Ps 32.0 billion decrease to Ps 201.3 billion in 2015 in income on investments in debt securities is mainly explained by a 8.3% or Ps 461.5 billion decrease in the average balance of investments in debt securities (includes fixed income available for sale and held-to-maturity) from Ps 5,529.2 billion in 2014 to Ps 5,067.7 billion in 2015, which resulted in Ps 18.3 billion decrease in interest income on investments in debt securities. In addition, there was a 25 basis points decrease in the average yield of investments from 4.2% in 2014 to 4.0% in 2015, which resulted in a Ps 13.7 billion additional decrease in interest income.

Total interest expense increased by 6.9% or Ps 86.4 billion in 2015 as compared to 2014, mainly driven by a 4.4% or Ps 1,997.4 billion increase in the average balance of interest-bearing liabilities from Ps 45,510.3 billion in 2014 to Ps 47,507.8 billion in 2015, which resulted in a Ps 56.0 billion increase in interest expense. The average cost of funds increased by 7 basis points from 2.7% in 2014 to 2.8% in 2015, which resulted in a Ps 30.4 billion increase in interest expense.

Total interest expense on interest-bearing deposits increased by 7.1% or Ps 55.5 billion mainly driven by a 5.4% or Ps 1,760.2 billion increase in the average balance of interest-bearing deposits from Ps 32,385.1 billion in 2014 to Ps 34,145.3 billion in 2015, which resulted in a Ps 43.4 billion increase interest expense. The average cost of interest-bearing deposits increased by 4 basis points from 2.4% to 2.5% in 2015, which resulted in a Ps 12.2 billion increase interest expense.

The Ps 55.5 billion increase in interest expense on deposits reflects a Ps 39.3 billion increase in interest expense on time deposits, a Ps 8.7 billion increase in interest expense on checking accounts and a Ps 7.6 billion increase in interest expense on savings deposits. The increase in time deposits explains 70.8% of the total increase in interest expense on deposits. The increase in interest expense on time deposits of Ps 39.3 billion was mainly driven by a Ps 519.4 billion increase in the average balance of time deposits from Ps 15,473.1 in 2015 to Ps 15,992.4 billion in 2015, which resulted in a Ps 22.1 billion increase in interest expense. Additionally, an 11 basis points increase in the average rate paid from 4.1% in 2014 to 4.3% in 2015, resulted in a Ps 17.2 billion increase in interest expense.

The Ps 30.9 billion increase in interest expense on other funding (includes borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities) is explained by a 17 basis points increase in the average rate paid on other funding from 3.5% in 2014 to 3.7% in 2015, which resulted in a Ps 22.1 billion increase in interest expense. In addition, a Ps 237.2 billion increase in the average balance from Ps 13,125.2 billion in 2014 to Ps 13,362.5 billion in 2015 resulted in a Ps 8.7 billion increase in interest expense.

The Ps 30.9 billion increase in interest expense on other funding is explained by a Ps 16.8 billion increase in borrowings from banks and others and a Ps 15.4 billion increase in long term debt. These increases were partially offset by a Ps 1.3 billion decrease in interbank and overnight funds. The increase in borrowings from banks and others was mainly driven by a 14 basis points increase in the average cost from 3.3% in 2014 to 3.4% in 2015, which resulted in a Ps 16.2 billion increase in interest expense. Furthermore, a Ps 16.5 billion increase in the average balance of borrowings from banks and others from Ps 11,996.5 billion in 2014 to Ps 12,013.1 billion in 2015 resulted in a Ps 0.6 billion increase in interest expense. The increase in long-term bonds was mainly driven by a Ps 186.3 billion increase in the average balance from Ps 1,008.7 billion in 2014 to Ps 1,195.0 billion in 2015, which resulted in a Ps 11.4 billion increase in interest expense. In addition, a 40 basis points increase in the average cost of long-term bonds from 5.7% in 2014 to 6.1% in 2015 resulted in a Ps 4.0 billion increase in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 5.8%, or Ps 2,449.1 billion, from Ps 42,228.9 billion in 2014 to Ps 44,678.0 billion in 2015 and net interest income increased by 9.0%, or Ps 216.3 billion, from Ps 2,395.8 billion to Ps 2,612.1 billion over the same period, which resulted in a 17 basis points increase in the net interest margin from 5.67% in 2014 to 5.85% in 2015. The interest spread between the average rate on loans and leases (excluding interbank and overnight funds) and the average rate paid on deposits decreased by 2 basis points to 7.1% over the same period.

Net impairment losses

	Year ended December 31,		Change, 2015 vs. 2014		For the year ended December 31,	Change, 2015 vs. 2014
	2015	2014	#	%	2014 (adjusted)(*)	#	%
	Total Income/ Expense	Total Income/ Expense			Total Income/ Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(517.7)	(311.7)	(206.0)	66.1	(432.0)	(85.8)	19.9
Impairment loss on accrued interest and other receivables, net	(1.0)	(0.9)	(0.0)	2.3	(1.3)	0.4	(26.8)
Impairment loss on investments in debt and equity securities	(0.0)	(0.0)	(0.0)	(100.0)	(0.0)	0.0	(100.0)
Impairment loss on noncurrent held for sale assets	(11.7)	(12.1)	0.4	(3.6)	(17.2)	5.5	(32.2)
Recovery of charged-off financial assets	1.0	4.9	(3.9)	(79.7)	5.5	(4.5)	(81.9)
Recovery of impairment loss on investment securities	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Recovery of impairment loss on noncurrent held for sale assets	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Net impairment loss on financial assets	(529.4)	(319.9)	(209.5)	65.5	(445.0)	(84.4)	19.0

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans 91 days past due	Delinquency Ratio (1)	Loans 91 days past due	Delinquency Ratio (1)	Loans 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Total loans and leases:	430.2	1.0%	401.8	1.1%	28.4	(0.1)
Commercial loans and leases	100.5	0.6%	87.2	0.6%	13.3	0.0
Consumer loans and leases	228.0	1.5%	201.5	1.5%	26.6	(0.0)
Mortgage loans and leases	101.7	1.2%	113.2	1.4%	(11.4)	(0.2)
Microcredit loans and leases	0.0	N.A.	0.0	N.A.	0.0	N.A.

(1) Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment losses increased by 65.5% or Ps 209.5 billion in 2015 as compared to 2014. The devaluation of the average peso to dollar exchange rate accounted for Ps 125.1 billion of the increase in net impairment losses.

Net impairment losses in local currency increased by 19.0% or Ps 84.4 billion in 2015 as compared to 2014. This increase is explained by a Ps 85.8 billion increase in impairment loss on loans and leases, net and a Ps 4.5 billion decrease in recoveries of charged off assets, and was partially offset by a Ps 5.5 billion decrease in impairment loss on noncurrent held for sale assets.

The increase in impairment loss on loans and leases, net was primarily attributable to growth in the loan portfolio and a lower level of recoveries of impairment loss. The cost of risk measured as impairment loss on loans and leases, net divided by the average balance of loans and leases (excluding interbank and overnight funds) increased slightly from 1.2% in 2014 to 1.3% in 2015. The cost of risk net of recoveries of charged-off assets, measured as impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) was 1.3% in 2015, compared to 1.2% in 2014. LB Panamá’s delinquency ratio (measured as loans 91 days past due as a percentage of total gross loans, excluding interbank and overnight funds) improved by 6 basis points to 1.0% in 2015 as compared to 1.1% in 2014.

The decrease in impairment loss on foreclosed assets, net was primarily driven by the sale of assets located in Guatemala.

Charge-offs increased from Ps 427.4 billion for the year ended December 31 2014 to Ps 521.6 billion for the year ended December 31, 2015 and the ratio of charged-off assets to average loans (excluding interbank and overnight funds) increased from 1.2% in 2014 to 1.4% in 2015. LB Panamá’s coverage ratio over its 91 days past due loans was 122.9% as of December 31, 2015.

Net commission and fee income

	Year ended December 31,		Change, 2015 vs. 2014		For the year ended December 31, 2014 (adjusted)*	Change, 2015 vs. 2014
	2015	2014	#	%		#	%
	(in Ps billions)
Commission and fee income:
Banking services	1,544.3	970.8	573.5	59.1	1,336.0	208.3	15.6
Bonded warehouse services	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Trust activities	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Pension and severance fund management	22.9	13.6	9.3	68.7	18.7	4.2	22.5
Commission and fee income	1,567.2	984.4	582.8	59.2	1,354.7	212.5	15.7
Commission and fee expense	(87.5)	(49.5)	(37.9)	76.6	(73.2)	(14.2)	19.5
Net commission and fee income	1,479.7	934.8	544.9	58.3	1,281.5	198.3	15.5

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

Net commission and fee income increased by 58.3% or Ps 544.9 billion to Ps 1,479.7 billion in 2015 as compared to 2014. The devaluation of the average peso to dollar exchange rate accounted for Ps 346.6 billion of the increase in net commission and fee income.

Net commission and fee income in local currency increased by 15.5% or Ps 198.3 billion in 2015 as compared to 2014. The increase is explained by a Ps 208.3 billion increase in commissions from banking services and a Ps 4.2 billion increase in pension and severance fund management. These increases were driven by higher credit and debit card fees and international services and were partially offset by a Ps 14.2 billion increase in expenses for commissions and fees.

Net trading income

LB Panamá’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2015, LB Panamá’s net trading income came in at Ps 29.1 billion, Ps 68.8 billion higher than in 2014. The devaluation of the average peso to dollar exchange rate accounted for Ps 69.0 billion of the increase in net trading income.

LB Panamá’s net trading income in local currency was Ps 0.2 billion lower in 2015 than in 2014. Of such decrease, a Ps 3.2 billion loss is the result of net trading income from investment securities held for trading through profit or loss that was partially offset by a Ps 3.0 billion increase in net trading income from derivatives.

Total income from valuation on trading and hedging derivatives increased Ps 3.0 billion from Ps 4.6 billion in 2014 to Ps 7.6 billion in 2015.

The decrease in the net trading income from investment securities held for trading through profit or loss was mainly driven by a reduction in its average yield from 5.2% in 2014 to 2.5% in 2015, resulting in a Ps 12.6 billion decrease in income. This decrease was partially offset by a 78.3% or Ps 372.1 billion increase in the average balance of LB Panamá’s equity and fixed income investments held for trading through profit or loss, which resulted in a Ps 9.4 billion increase in income.

Total income from investment securities

LB Panamá’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). LB Panamá manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of income on investments in debt securities and net trading income in investment securities held for trading through profit or loss) was Ps 222.7 billion for 2015, 33.3% or Ps

55.6 billion higher than in 2014. The devaluation of the average peso to dollar exchange rate accounted for Ps 90.8 billion of the increase in total income from investment securities.

Total income from investment securities in local currency was 13.6% or Ps 35.2 billion lower than in 2014. This was primarily driven by a decrease in the average yield on investment securities from 4.3% in 2014 to 3.8% in 2015, generating a Ps 31.8 billion decrease in interest income. Additionally, a Ps 89.4 billion decrease in the average balance of Total Investment Securities from Ps 6,004.3 billion in 2014 to Ps 5,914.9 billion in 2015, resulted in a Ps 3.4 billion decrease in interest income.

When including the investment securities held for trading LB Panamá’s average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held to maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 6.6%, or Ps 2,821.2 billion, from Ps 42,704.0 billion in 2015 to Ps 45,525.1 billion in 2014 and net interest income plus net trading income from investment securities held for trading would have increased by 8.8%, or Ps 213.2 billion from Ps 2,420.4 billion to Ps 2,633.6 billion over the same period. The return over average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held to maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 12 basis points from 5.7% in 2014 to 5.8% in 2015.

Other income

	Year ended December 31,		Change, 2015 vs. 2014		For the year ended December 31, 2014 (adjusted)*	Change, 2015 vs. 2014
	2015	2014	#	%		#	%
	(in Ps billions)
Foreign exchange gains (losses), net	219.8	200.1	19.7	9.9	277.7	(57.9)	(20.8)
Gains on sales of investments, net	7.3	26.5	(19.2)	(72.6)	19.6	(12.3)	(62.8)
Income from sales of noncurrent assets held for sale	4.5	0.0	4.5	N.A.	0.0	4.5	N.A.
Equity method	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Dividend income	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Income from non-financial sector, net	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Net income from financial instruments designated at fair value	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Other	28.3	32.4	(4.1)	(12.8)	48.0	(19.7)	(41.1)
Total other income (expense)	259.9	259.0	0.9	0.4	345.3	(85.4)	(24.7)

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

Total other income in local currency decreased by 0.4% or Ps 0.9 billion to Ps 259.9 billion in 2015. The devaluation of the average peso to dollar exchange rate accounted for Ps 86.3 billion of the increase in total other income.

Total other income in local currency decreased by 24.7% or Ps 85.4 billion in 2015. The decrease was mainly driven by a 20.8% or Ps 57.9 billion decrease in foreign exchange gains (losses), net. This decrease is explained by a depreciation of the Costa Rican Colón against the U.S. dollar.

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014		For the year ended December 31,	Change, 2015 vs. 2014
	2015	2014	#	%	2014 (adjusted)*	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(0.6)	0.6	(100.1)	(0.0)	(0.0)	551.7
Personnel expenses	(1,325.7)	(879.4)	(446.3)	50.7	(1,203.4)	(122.2)	10.2
Salaries and employee benefits	(1,199.0)	(795.4)	(403.6)	50.7	(1,088.4)	(110.6)	10.2
Bonus plan payments	(91.6)	(64.2)	(27.4)	42.8	(87.7)	(3.9)	4.5
Termination payments	(35.1)	(19.9)	(15.2)	76.5	(27.4)	(7.7)	28.3
Administrative and other expenses	(1,053.5)	(693.9)	(359.5)	51.8	(955.0)	(98.4)	10.3
Depreciation and amortization	(222.3)	(140.1)	(82.2)	58.7	(192.9)	(29.4)	15.2
Equity tax	0.0	0.0	0.0	N.A.	0.0	0.0	N.A.
Other expenses	(34.3)	(19.0)	(15.3)	80.2	(26.2)	(8.1)	31.0
Charitable and other donation expenses	(2.7)	(3.2)	0.5	(16.0)	(4.3)	1.6	(38.0)
Other	(31.6)	(15.8)	(15.8)	99.7	(21.8)	(9.8)	44.7
Total other expenses	(2,635.8)	(1,733.1)	(902.6)	52.1	(2,377.6)	(258.2)	10.9

* 2014 figures are adjusted for the impact of the devaluation of the Colombian Peso on a line by line basis

Total other expenses for the year ended December 31, 2015 increased by 52.1% or Ps 902.6 billion to Ps 2,635.8 billion in 2015. The devaluation of the average peso to dollar exchange rate accounted for Ps 644.5 billion of the increase in total other expenses.

Total other expenses in local currency for the year ended December 31, 2015 increased by 10.9% or Ps 258.2 billion in 2015. This increase is mainly explained by a Ps 122.2 billion increase in personnel expenses, a Ps 98.4 billion increase in administrative and other expenses, a Ps 29.4 billion increase in depreciation and amortization and a Ps 9.8 billion increase in other expenses.

The increase in personnel expenses is driven by the increase in the headcount in BAC Credomatic’s operation that occurred during the year to support the growth of the loan portfolio. The number of employees of BAC went from 23,135 employees in 2014 to 24,548 employees in 2015.

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

Income tax expense

Income tax expense for LB Panamá increased by 60.6% or Ps 143.8 billion to Ps 380.8 billion for the year ended December 31, 2015. The devaluation of the average peso to dollar exchange rate accounted for Ps 91.0 billion of the increase in income tax expense

Income tax expense in local currency increased by 16.1% or Ps 52.8 billion in 2015. LB Panamá’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends) increased from 26.7% in 2014 to 31.3% in 2015. The increase in the effective tax rate was mainly driven by an increase in the deferred tax rate in Guatemala.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in LB Panamá was not material in both 2014 and 2015.

Banco de Occidente

Net income

	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	2,650.9	2,285.6	365.3	16.0
Interest expenses	(989.8)	(844.7)	(145.2)	17.2
Net interest income	1,661.1	1,440.9	220.1	15.3
Impairment loss on loans and other accounts receivable, net	(544.1)	(387.7)	(156.5)	40.4
Impairment loss on other assets, net	(7.0)	0.0	(7.0)	N.A.
Recovery of charged-off financial assets	67.5	60.0	7.4	12.4
Net impairment loss	(483.6)	(327.7)	(156.0)	47.6
Net commission and fees income	247.8	197.5	50.2	25.4
Net trading income	137.4	(5.6)	143.0	2,546.1
Other income	167.0	869.7	(702.7)	(80.8)
Other expenses	(1,060.9)	(955.9)	(105.0)	11.0
Income before income tax expense	668.7	1,218.9	(550.2)	(45.1)
Income tax expense	(195.6)	(206.0)	10.4	(5.1)
Net Income	473.1	1,012.9	(539.8)	(53.3)
Net income attributable to:
Controlling interest	471.8	1,011.8	(540.0)	(53.4)
Non-controlling interest	1.3	1.1	0.2	21.2

Banco de Occidente’s net income attributable to controlling interest decreased by 53.4%, or Ps 540.0 billion, to Ps 471.8 billion in 2015 as compared to Ps 1,011.8 billion in 2014. Despite a Ps 220.1 billion increase in net interest income, a Ps 143.0 billion increase in net trading income, a Ps 50.2 billion increase in net income from commissions and fees, and a Ps 10.4 billion reduction in income tax expense, net income decreased due to a Ps 702.7 billion decrease in other income (expense), a Ps 156.0 billion increase in net impairment loss on financial assets, a Ps 105.0 billion increase in total other expenses. The decrease in total other income (expense) is mainly attributable to a Ps 494.0 billion decrease in gains on sales of investments related to the sale of a portion of the bank’s investment in Corficolombiana at the end of 2014 (explained below), a Ps 133.2 billion decrease in foreign exchange gains (losses), net, and a Ps 65.5 billion decrease in dividends related to the Corficolombiana transaction, which affected its dividend income in 2015. The 47.6%, or Ps 156.0 billion, increase in provisions is primarily explained by a 17.5% growth of the bank’s loan portfolio and to an update of its allowance evaluation models, mainly in commercial loans, which generated Ps 49.6 billion in additional impairment losses. Finally, the increase of Ps 105.0 billion in total other expenses is partially explained by the wealth tax paid in 2015 of Ps 43.6 billion (see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Tax Reforms”) and to a Ps 20.6 billion increase in personnel expenses. In absence of the wealth tax and the additional impairment losses in 2015 and the effect of the Corficolombiana transaction in 2014, net income before income tax expense for 2015 and 2014 would have been Ps 761.9 billion and Ps 731.1 billion, respectively (Ps 30.0 billion or 4.1% higher than that of 2014).

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

Banco de Occidente’s net interest income increased by 15.3%, or Ps 220.1 billion, to Ps 1,661.1 billion in 2015 as compared to 2014. The increase in interest income is explained by a Ps 294.9 billion increase in income from interest on total loans and leases (which includes income from interbank and overnight funds) and a Ps 70.4 billion increase in income from investments in debt securities. The increase was partly offset by a Ps 145.2 billion increase in total interest expense in 2015 as compared to 2014. The increase in income from interest on total loans and leases was driven by a Ps 291.3 billion increase in interest income from loans and leases to Ps 2,355.5 billion in 2015 and a Ps 3.6 billion increase in interest income from interbank and overnight funds as compared to 2014.

The increase in interest earned on loans and leases of 14.1%, or Ps 291.3 billion, was mainly driven by a 11.5%, or Ps 2,483.8 billion, increase in Banco de Occidente’s average interest earning loan portfolio from Ps 21,576.4 billion in 2014 to Ps 24,060.2 billion in 2015, which resulted in a Ps 243.2 billion increase in interest income. In addition, Banco de Occidente’s average yield on loans increased by 22 basis points from 9.6% to 9.8%, resulting in a Ps 48.2 billion increase in interest income.

Income on interbank and overnight funds increased by 8.4%, or Ps 3.6 billion from Ps 42.5 billion in 2014 to Ps 46.1 billion in 2015.

Interest income on investments in debt securities increased by 39.3%, or Ps 70.4 billion, to Ps 249.2 billion for the year ended December 31, 2015, as a result of a 18.9% or Ps 823.2 billion increase in the average balance of investment in debt securities, which resulted in a Ps 39.7 billion increase in interest income. In addition, the increase in the average yield, from 4.1% for 2014 to 4.8% for 2015, resulted in a Ps 30.7 billion increase in interest income.

Total interest expense increased by 17.2% or Ps 145.2 billion in 2015 as compared to 2014, mainly driven by a 14.0%, or Ps 2,912.7 billion, increase in the average balance of interest-bearing liabilities from Ps 20,843.4 billion in 2014 to Ps 23,756.1 billion in 2015, which resulted in a Ps 121.4 billion increase in interest expense. Furthermore, an 11 basis points increase in the average cost of funds from 4.1% in 2014 to 4.2% in 2015 led to a Ps 23.8 billion increase in interest expense. Total interest expense for interest-bearing deposits increased 12.2%, or Ps 78.0 billion, to Ps 718.2 billion over the same period, mainly driven by a 12.9%, or Ps 2,122.6 billion, increase in the average balance of interest-bearing deposits from Ps 16,453.5 billion in 2014 to Ps 18,576.2 billion in 2015, resulting in a Ps 82.1 billion increase in interest expense. The average rate paid on interest-bearing deposits remained stable at 3.9% in both 2014 and 2015, which generated a Ps 4.0 billion decrease in interest expense.

The increase in total interest expense was mainly driven by a Ps 60.1 billion increase in interest expense on time deposits, a Ps 39.0 billion increase in interest expense on long-term debt, a Ps 27.5 billion increase in interest expense on interbank and overnight funds, and a Ps 19.9 billion increase in interest expense on savings deposits.

The Ps 60.1 billion increase in interest expense on time deposits was mainly driven by a 17.2%, or Ps 1,093.4 billion, increase in the average balance of time deposits from Ps 6,355.7 billion in 2014 to Ps 7,449.1 billion in 2015, which resulted in a Ps 50.1 billion increase in interest expense. Furthermore, the average rate paid on time deposits increased by 16 basis points from 4.4% in 2014 to 4.6% in 2015, resulting in a Ps 10.0 billion increase in interest expense. The cost of these funds increased mostly due to the increase in the average DTF rate from 4.07% in 2014 to 4.58% in 2015.

The increase in interest expense on long-term debt of Ps 39.0 billion was driven by a 156 basis points increase in the average rate paid from 6.2% in 2014 to 7.8% in 2015, which resulted in a Ps 37.3 billion increase in interest income. In addition, the average balance of long-term debt increased by 0.9%, or Ps 22.1 billion, to Ps 2,411.7 billion, which resulted in a Ps 1.7 billion increase in interest expense.

Interest expense on interbank and overnight funds increased by Ps 27.5 billion from Ps 7.2 billion in 2014 to Ps 34.7 billion in 2015 driven by a Ps 470.9 billion increase in the average balance of this funds to Ps 827.9 billion in 2016, which resulted in a Ps 19.7 billion increase in interest expense. The average rate paid on interbank and overnight funds increased by 217 basis points to 4.2% in 2015, resulting in a Ps 7.8 billion increase in interest expense.

The Ps 19.9 billion increase in interest expense on savings deposits was driven by a 10.4%, or Ps 923.4 billion, increase in the average balance of savings deposits from Ps 8,912.6 billion in 2014 to Ps 9,836.0 billion in 2015, which resulted in a Ps 34.1 billion increase in interest expense. Partially offsetting the increase, the average rate paid on savings deposits decreased by 16 basis points from 3.8% in 2014 to 3.7% in 2015, which resulted in a Ps 14.2 billion decrease in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 11.7%, or Ps 3,081.3 billion, from Ps 26,345.4 billion in 2014 to Ps 29,426.7 billion in 2015 and net interest income increased by 15.3%, or Ps 220.1 billion, from Ps 1,440.9 billion to Ps 1,661.1 billion over the same period, which resulted in a 18 basis points increase in the net interest margin from 5.47% in 2014 to 5.64% in 2015. The interest spread between the average rate on loans and leases and the average rate paid on deposits increased by 25 basis points from 5.7% to 5.9% over the same period. The increase in the net interest margin was mainly driven by the aforementioned increase in the yield of interest-earning assets, which was partially offset by the increase in the yield on interest-bearing liabilities.

Net impairment losses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(497.4)	(344.5)	(152.9)	44.4
Impairment loss on accrued interest and other receivables, net	(46.7)	(43.1)	(3.6)	8.3
Impairment loss on investments in debt and equity securities	(7.0)	(0.0)	(7.0)	N.A.
Impairment loss on noncurrent held for sale assets	(0.0)	(0.0)	(0.0)	(101.6)
Recovery of charged-off financial assets	67.5	60.0	7.4	12.4
Recovery of impairment loss on investments in debt and equity securities			0.0	N.A.
Recovery of impairment loss on noncurrent held for sale assets			0.0	N.A.
Net impairment losses	(483.6)	(327.7)	(156.0)	47.6

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans 91 days past due	Delinquency Ratio (1)	Loans 91 days past due	Delinquency Ratio (1)	Loans 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Total loans and leases:	499.0	1.90%	479.2	2.14%	19.8	(0.2)
Commercial loans and leases	352.6	1.8%	356.1	2.2%	(3.5)	(0.3)
Consumer loans and leases	130.1	2.1%	105.7	2.0%	24.4	0.1
Mortgage loans and leases	16.3	1.9%	17.4	2.8%	(1.2)	(0.9)
Microcredit loans and leases	0.0	N.A.	0.0	N.A.	0.0	N.A.

(1) Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment losses increased by 47.6%, or Ps 156.0 billion, in 2015 as compared to 2014. This increase was primarily driven by a Ps 152.9 billion increase in impairment loss on loans and leases, net, a Ps 7.0 billion increase in impairment loss on investments in debt and equity securities and a Ps 3.6 billion increase in impairment loss for accrued interests and other receivables, net. These increases were partially offset by a Ps 7.4 billion increase in recoveries of charged-off assets.

The increase in impairment loss on loans and leases, net of Ps 152.9 billion was mainly attributable to a 17.5% growth in the bank’s loans and leases portfolio and an update of Banco de Occidente’s probability of default (PD) parameter in their allowance evaluation models on February 2015, mostly in commercial loans, which in turn implied Ps 49.6 billion in additional provisions. The update led to an increase in Banco de Occidente’s coverage ratio for 91 days past due commercial loans and leases from 109.0% in 2014 to 131.0% in 2015 and one of 133.3% to 158.4% in total 91 days past due loans and leases.

Delinquency ratio (measured as loans 91 days past due as a percentage of total gross loans excluding interbank and overnight funds) decreased by 24 basis points in 2015 as compared to 2014 and the delinquency ratio for the commercial loan portfolio decreased by 34 basis points to 1.8% in 2015.

The bank’s cost of risk, measured as impairment loss on loans and leases, net divided by the average balance of loans and leases (excluding interbank and overnight funds), excluding the one-time effect of the bank’s allowance model update, increased 26 basis points from 1.8% in 2014 to 2.1% for 2015. The bank’s cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-

off assets divided by the average balance of loans and leases (excluding interbank and overnight funds), excluding the aforementioned one-time effect, increased from 1.5% in 2014 to 1.8% in 2015.

Charge-offs increased from Ps 303.2 billion for the year ended December 31, 2014 to Ps 370.3 billion for the year ended December 31, 2015 and the ratio of charge-offs to average loans (excluding interbank and overnight funds) increased from 1.4% for the year ended December 31, 2014 to 1.5% for the year ended December 31, 2015. Since Banco de Occidente’s net impairment loss on loans and leases increased, in absolute terms, more than charge-offs, the allowance for impairment losses on loans and leases increased from Ps 638.9 billion as of December 31, 2014 to Ps 790.3 billion as of December 31, 2015.

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

Net commission and fee income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Commissions and fee income:
Banking fees	347.6	278.3	69.3	24.9
Bonded warehouse services	0.0	0.0	0.0	N.A.
Trust activities	51.2	48.4	2.7	5.7
Pension and severance fund management	0.0	0.0	0.0	N.A.
Commissions and fee income	398.8	326.8	72.0	22.0
Commission and fee expenses	(151.0)	(129.1)	(21.8)	16.9
Net commission and fee income	247.8	197.6	50.2	25.4

Net commission and fee income increased by 25.4% or Ps 50.2 billion to Ps 247.8 billion in 2015 as compared to 2014. This was primarily due to a Ps 72.0 billion increase in income from commissions and fees that was partially offset by a Ps 21.8 billion increase in expenses for commissions and fees. The performance in income from commissions and fees is mainly attributable to a Ps 69.3 billion increase in banking fees to Ps 347.6 billion in 2015, and a Ps 2.7 billion increase in trust activities. This Ps 69.3 billion increase in banking fees was principally due to a Ps 56.8 billion increase in fees from bancassurance and a Ps 19.7 billion increase commissions from credit and debit card fees. This increase was partially offset by a 16.9%, or Ps 21.8 billion, increase in expenses from commissions and fees in 2015 as compared to 2014 partly explained by (i) a Ps 8.4 billion increase in sales force incentives, and (ii) a Ps 2.6 billion increase in fees related to loan origination.

Net trading income

Banco de Occidente’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2015, the bank’s net trading income came in at Ps 137.4 billion during 2015, Ps 143.0 billion higher than the Ps 5.6 billion loss obtained in 2014. Of such increase, Ps 146.2 billion are the result of net trading income from derivatives that were partially offset by a Ps 3.2 billion reduction in net trading income from investment securities held for trading through profit or loss.

Net trading income from derivatives increased Ps 146.2 billion from a loss of Ps 34.6 billion in 2014 to a gain of Ps 111.6 billion in 2015.

The decrease of Ps 3.2 billion in the net trading income from our investment securities held for trading through profit or loss was mainly driven by a 26.4%, or Ps 240.4 billion decrease in the average balance of Banco de Occidente’s fixed income and equity investments held for trading through profit or loss, which resulted in a Ps 9.3 billion decrease in income. This was partially offset by an increase in the average yield from 3.2% in 2014 to 3.9% in 2015, resulting in a Ps 6.1 billion increase in income.

Total income from investment securities

Banco de Occidente’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment in debt securities). Banco de Occidente manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income in investment securities held for trading through profit or loss) was Ps 275.1 billion for 2015, 32.3% or Ps 67.2 billion higher than the Ps 207.9 billion registered during 2014. This was primarily driven by an increase in the average yield on investment securities which increased from 4.0% in 2014 to 4.7% in 2015, generating a Ps 39.7 billion increase in interest income. The average balance of Total Investment Securities increased by Ps 582.9 billion from Ps 5,257.8 billion in 2014 to Ps 5,840.6 billion in 2015, resulting in a Ps 27.5 billion increase in interest income.

When including the investment securities held for trading through profit or loss Banco de Occidente’s average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 10.4% or Ps 2,840.9 billion from Ps 27,255.4 billion in 2014 to Ps 30,096.4 billion in 2015 and net interest income plus net trading income would have increased by 14.8%, or Ps 216.9 billion, from Ps 1,470.0 billion to Ps 1,686.9 billion over the same period. The return over average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) would have increased by 21 basis points from 5.4% in 2014 to 5.6% in 2015.

Other income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(54.0)	79.2	(133.2)	(168.3)
Gains on sales of investments, net	0.8	494.7	(494.0)	(99.8)
Income from sales of noncurrent assets held for sale	2.8	0.0	2.8	N.A.
Equity method	95.9	104.7	(8.8)	(8.4)
Dividend income	27.8	93.3	(65.5)	(70.2)
Gains on valuation of assets, net	0.0	0.0	0.0	N.A.
Income from non-financial sector, net	(45.5)	(36.7)	(8.8)	(24.1)
Net income from financial instruments designated at fair value	0.0	0.0	0.0	N.A.
Other	139.3	134.4	4.9	3.6
Total other income (expense)	167.0	869.7	(702.7)	(80.8)

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

In addition, total other income (expense) decreased by Ps 133.2 billion in foreign exchange gains (losses), net, a Ps 65.5 billion decrease in dividend income, a Ps 8.8 billion decrease in the bank’s equity method and a Ps 8.8 billion decrease in income from non-financial sector, net. These were partially offset by a Ps 4.9 billion increase in other income and a Ps 2.8 billion increase in income from sales of noncurrent assets held for sale.

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

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(0.6)	0.6	(100.0)
Personnel expenses	(400.4)	(379.9)	(20.6)	5.4
Salaries and employee benefits	(394.0)	(346.0)	(47.9)	13.9
Bonus plan payments	(4.6)	(25.3)	20.7	(81.7)
Termination payments	(1.8)	(8.5)	6.7	(78.5)
Administrative and other expenses	(542.5)	(484.5)	(57.9)	12.0
Depreciation and amortization	(61.4)	(72.9)	11.5	(15.7)
Wealth tax	(43.6)	0.0	(43.6)	N.A.
Other expenses	(13.0)	(18.0)	5.0	(27.9)
Charitable and other donation expenses	(1.7)	(0.6)	(1.1)	175.8
Other	(11.3)	(17.4)	6.1	(35.1)
Total other expenses	(1,060.9)	(955.9)	(105.0)	11.0

Total other expenses increased by 11.0%, or Ps 105.0 billion, in 2015 as compared to 2014, mainly driven by an increase of Ps 57.9 billion in administrative and other expenses, the Ps 43.6 billion paid in wealth tax and a Ps 20.6 billion increase in personnel expenses. Partially offsetting these increases was a Ps 11.5 billion decrease in depreciation and amortization and a Ps 5.0 billion decrease in other expenses.

Administrative and other expenses increased by Ps 57.9 billion to Ps 542.5 billion in 2015 from Ps 484.5 billion in 2014, mainly explained by (i) a Ps 24.5 billion increase in office rental fees, utilities, and other administrative fees, and (ii) a Ps 22.0 billion increase in service fees.

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

Banco Popular

	Banco Popular Consolidated
	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	1,624.3	1,525.3	99.0	6.5
Interest expenses	(583.2)	(505.5)	(77.7)	15.4
Net interest income	1,041.1	1,019.8	21.3	2.1
Impairment loss on loans and other accounts receivable, net	(63.2)	(92.4)	29.2	(31.6)
Impairment loss on other assets, net	(4.7)	(0.0)	(4.7)	N.A.
Recovery of charged-off financial assets	29.3	15.4	13.9	90.0
Net impairment loss	(38.5)	(77.0)	38.4	(49.9)
Net commission and fees income	128.6	137.6	(9.0)	(6.6)
Net trading income	19.0	12.9	6.1	46.7
Other income	178.0	183.1	(5.1)	(2.8)
Other expenses	(805.9)	(690.7)	(115.2)	16.7
Income before income tax expense	522.4	585.8	(63.5)	(10.8)
Income tax expense	(173.1)	(196.0)	22.9	(11.7)
Net Income	349.3	389.8	(40.5)	(10.4)
Net income attributable to:
Controlling interest	348.5	388.4	(39.9)	(10.3)
Non-controlling interest	0.8	1.4	(0.6)	(43.6)

Banco Popular’s net income attributable to controlling interest decreased by 10.3%, or Ps 39.9 billion, to Ps 348.5 billion in 2015 as compared to Ps 388.4 billion in 2014. This decrease is attributable to a Ps 115.2 billion increase in other expenses and a Ps 9.0 billion decrease in net income from commissions and fees. Partially offsetting the above mentioned, there was a decrease of Ps 38.4 billion in net impairment loss on financial assets, a Ps 22.9 billion decrease in income tax expense and a Ps 21.3 billion increase in net interest income. The Ps 115.2 billion increase in other expenses is mainly explained by (i) the provisions demanded by the actuarial model for employee benefits (while in 2014 the model generated a Ps 28.4 billion recovery of provisions, in 2015 it demanded a provision of Ps 7.9 billion) and (ii) the wealth tax paid in 2015 of Ps 30.0 billion (see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Tax Reforms”). In absence of the recovery of provisions on the actuarial model for employee benefits in 2014 and the wealth tax paid in 2015, net income before income tax expense for 2015 and 2014 would have been Ps 552.4 billion and Ps 557.4 billion, respectively (Ps 5.0 billion or 0.9% lower than that of 2014).

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

Banco Popular’s net interest income increased by 2.1%, or Ps 21.3 billion, from Ps 1,019.8 billion in 2014 to Ps 1,041.1 billion in 2015. This increase was primarily driven by a Ps 99.0 billion increase in total interest income that was partially offset by Ps 77.7 billion increase in total interest expense. The increase in total interest income is explained by a Ps 115.8 billion increase in interest income on total loans and leases (which includes income from interbank and overnight funds) that was partially offset by a Ps 16.8 billion decrease in income on investments in debt securities. The increase in interest income on total loans and leases was driven by a Ps 117.1 billion increase in interest income on loans and leases to Ps 1,525.5 billion in 2015 and was partially offset by a Ps 1.3 billion decrease in income from interbank and overnight funds.

The increase in interest earned on loans and leases (excluding interbank and overnight funds) of Ps 117.1 billion is mainly explained by a 9.4%, or Ps 1,182.3 billion, increase in Banco Popular’s average interest-earning loans and leases portfolio from Ps 12,643.4 billion in 2014 to Ps 13,825.6 billion in 2015, which resulted in a Ps 130.5 billion increase in interest income. Partially offsetting the increase was a slight decrease in the average yield of loans and financial leases from 11.1% in 2014 to 11.0% in 2015, which resulted in a Ps 13.4 billion decrease in interest income on loans and leases. The decrease in the yield was a result of (i) a competitive landscape in Colombia, in particular for payroll loans and (ii) a decrease in the banking system’s yield on consumer loans of 23 basis points from 15.9% in 2014 to 15.7% in the last months of 2015.

Interest earned on interbank and overnight funds decreased by Ps 1.3 billion from Ps 11.6 billion in 2014 to Ps 10.3 billion in 2015.

The Ps 16.8 billion decrease to Ps 88.4 billion in 2015 in income on investments in debt securities mainly reflects a 14.8%, or Ps 287.6 billion, decrease in the average balance of investments in debt securities from Ps 1,939.1 billion in 2014 to Ps 1,651.5 billion in 2015, which led to a Ps 15.4 billion decrease in interest income. Moreover, there was a 7 basis points decrease in the yield from 5.42% in 2014 to 5.35% in 2015, which resulted in a Ps 1.4 billion decrease in interest income.

Total interest expense increased by 15.4%, or Ps 77.7 billion, to Ps 583.2 billion in 2015 as compared to 2014, mainly driven by a 9.5%, or Ps 1,132.4 billion, increase in the average balance of interest-bearing liabilities from Ps 11,976.7 billion in 2014 to Ps 13,109.1 billion in 2015, which resulted in a Ps 50.4 billion increase in interest expense. In addition, a 23 basis points increase in the average cost of funds from 4.2% in 2014 to 4.4% in 2015 resulted in a Ps 27.3 billion increase in interest expense. Total interest expense for interest-bearing deposits increased by 11.7%, or Ps 44.0 billion, to Ps 419.0 billion in 2015 as compared to Ps 374.9 billion in 2014, mainly driven by a 9.6%, or Ps 910.8 billion, increase in the average balance of interest-bearing deposits from Ps 9,477.4 billion in 2014 to Ps 10,388.2 billion in 2015, which led to a Ps 36.7 billion increase in interest expense. Furthermore, there was an 8 basis points increase in the average cost of funds from 3.96% in 2014 to 4.03% in 2015, resulting in a Ps 7.3 billion increase in interest expense.

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

The increase in interest expense on time deposits of Ps 69.8 billion was mainly due to a 61.7% or Ps 949.8 billion increase in the average balance of time deposits from Ps 1,540.1 billion in 2014 to Ps 2,489.9 billion in 2015, which resulted in a Ps 54.8 billion increase in interest expense. The average interest rate paid on time deposits increased by 97 basis points to 5.8% in 2015, which resulted in a Ps 15.0 billion increase in the interest expense.

The Ps 21.9 billion decrease in interest expenses on savings deposits was due to a 29 basis points decrease in the average rate paid on savings deposits from 3.8% to 3.5%, which resulted in a Ps 22.6 billion decrease in interest expense. Partially offsetting this decrease was a 0.3%, or Ps 20.1 billion decrease in the average balance of savings deposits from Ps 7,821.0 billion in 2014 to Ps 7,841.0 billion in 2015, which resulted in a Ps 0.7 billion increase in interest expense.

The decrease in interest expense on interest-bearing checking accounts of Ps 3.9 billion was mainly attributed to a 262 basis points decrease in the interest rate paid from 4.0% in 2014 1.4% in 2015, which resulted in a Ps 3.0 billion decrease in interest expense. Moreover, the average balance of interest-bearing checking accounts decreased by 50.8%, or Ps 59.1 billion, from Ps 116.3 billion in 2014 to Ps 57.3 billion in 2015, which led to a Ps 0.8 billion decrease in interest expense. This movement in checking accounts is explained by the banks strategy to optimize deposit mix to achieve relative stability in the cost of deposits.

Interest expense on interbank and overnight funds increased by Ps 19.8 billion from Ps 9.4 billion in 2014 to Ps 29.2 billion in 2015.

The increase in interest expense on long-term debt of Ps 13.1 billion was primarily explained by a 106 basis points increase in the average rate paid on long-term debt from 6.1% in 2014 to 7.1% in 2015, which resulted in a Ps 20.2 billion increase in interest expense. Partially offsetting this increase was a 5.2%, or Ps 99.8 billion, decrease in the average balance of long-term debt from Ps 1,913.2 billion in 2014 to Ps 1,813.4 billion in 2015, which resulted in a Ps 7.1 billion decrease in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 6.1%, or Ps 889.0 billion, to Ps 15,448.8 billion in 2015 as compared to Ps 14,599.7 billion in 2014, and net interest income increased by 2.1%, or Ps 21.3 billion, from Ps 1,019.8 billion in 2014 to Ps 1,041.1 billion in 2015, which resulted in a 26 basis point decrease in the net interest margin from 7.0% in 2014 to 6.7% in 2015.

Interest spread between the average yield earned on loans and leases and the average rate paid on deposits decreased by 18 basis points from 7.2% in 2014 to 7.0% in 2015. The decrease in the spread between the average yield earned on loans and leases and the average rate paid on deposits was driven by the slight decrease in the yield of the loan and financial leases portfolio and by the increase in the yield paid on deposits, mainly explained by the Central Bank’s repo rate hike from 4.50% in 2014 to 5.75% in 2015, which increased the bank’s cost of funding.

Net impairment losses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	Total Income/Expense	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(61.3)	(88.4)	27.1	(30.7)
Impairment loss on accrued interest and other receivables, net	(1.9)	(4.0)	2.1	(52.8)
Impairment loss on investments in debt and equity securities	0.0	0.0	0.0	N.A.
Impairment loss on noncurrent held for sale assets	(4.7)	0.0	(4.7)	N.A.
Recovery of charged-off financial assets	29.3	15.4	13.9	90.0
Recovery of impairment on investments in debt and equity	—	—	0.0	N.A.
Recovery of Impairment loss on noncurrent held for sale assets	—	—	0.0	N.A.
Net impairment losses	(38.5)	(77.0)	38.4	(49.9)

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Delinquency Ratios:	213.2	1.5%	202.5	1.5%	10.7	(0.1)
Commercial loans and leases	83.6	1.2%	78.7	1.3%	4.9	(0.1)
Consumer loans and leases	125.5	1.7%	118.8	1.8%	6.7	(0.1)
Mortgage loans and leases	3.4	1.0%	4.0	2.0%	(0.6)	(1.1)
Microcredit loans and leases	0.7	6.8%	1.0	7.6%	(0.3)	(0.8)

(1) Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment losses decreased by 49.9%, or Ps 38.4 billion, in 2015 as compared to 2014. This decrease was primarily driven by a Ps 27.1 billion decrease in impairment loss in loans and leases, net, a Ps 13.9 billion increase in recoveries of charged-off assets and a Ps 2.1 billion decrease in impairment loss on accrued interest and other receivables, net, which were partly offset by a Ps 4.7 billion increase in impairment loss on noncurrent held for sale assets.

The Ps 27.1 billion decrease in impairment loss on loans and leases, net was attributable to an improvement in Banco Popular’s delinquency ratio (measured as loans 91 days past due as a percentage of total gross loans excluding interbank and overnight funds) from 1.54% in 2014 to 1.45% in 2015 and to an update in the probability of default parameter in the bank’s allowance evaluation models that lowered impairment losses requirements in Ps 27.1 billion in the commercial segment. The bank’s cost of risk, measured as impairment loss on loans and leases divided by the average balance of loans and leases (excluding interbank and overnight funds), adjusted for the one-time effect registered during 2015 was 0.6% compared to the 0.7% in 2014. The bank’s cost of risk net of recoveries of charged-off assets, measured as impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds), adjusted for the one-time effect registered during 2015 improved from 0.6% 2014 to 0.4% in 2015.

Banco Popular’s delinquency ratio (measured as loans 91 days past due as a percentage of total gross loans excluding interbank and overnight funds) improved by 9 basis points from 1.54% in 2014 to 1.45% in 2015. Delinquency ratios for consumer loans improved 8 basis points to 1.7% in 2015, commercial loans improved 5 basis points to 1.2% and mortgages improved 107 basis points to 1.0%.

Impairment loss on accrued interest and other receivables, net decreased by 52.8%, or Ps 2.1 billion in 2015 as compared to 2014 due to higher reversals of impairment losses of Ps 1.8 billion.

Charge-offs increased from Ps 73.8 billion for the year ended December 31, 2014 to Ps 79.0 billion for the year ended December 31, 2015. Since Banco Popular’s impairment loss on loans and leases, net increased, in absolute terms, less than charge-offs, the allowance for impairment losses of loans and leases decreased from Ps 416.4 billion as of December 31, 2014 to Ps 401.1 billion as of December 31, 2015. As of December 31, 2015 Banco Popular’s coverage over its 91 days past due loans was 188.1%. The charge-offs to average loans (excluding interbank and overnight funds) ratio remained stable at 0.6% for both years.

The recovery of charged-off assets increased by 90.0%, or Ps 13.9 billion, to Ps 29.3 billion. The ratio of recovered charged-off assets to average loans (excluding interbank and overnight funds) increased by 9 basis points to 0.2% in 2015 as compared to the 0.1% in 2014.

Impairment loss on noncurrent held for sale assets, net increased by Ps 4.7 billion over the same period due to a deterioration in foreclosed assets held by the bank.

Net commission and fee income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Commission and fee income:
Banking fees	110.5	107.9	2.6	2.4
Bonded warehouse services	56.0	53.5	2.5	4.7
Trust activities	15.2	18.3	(3.1)	(17.1)
Pension and severance fund management	1.7	0.7	0.9	125.0
Commission and fee income	183.4	180.5	2.9	1.6
Commission and fee expenses	(54.8)	(42.9)	(11.9)	27.7
Net commission and fee income	128.6	137.6	(9.0)	(6.6)

Net commission and fee income decreased by 6.6%, or Ps 9.0 billion, to Ps 128.6 billion in 2015 as compared to 2014 mainly explained by a Ps 11.9 billion increase in expenses for commissions and fees, and partially offset by a Ps 2.9 billion increase in income from commissions and fees.

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

Net trading income

Banco Popular’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2015, Banco Popular’s net trading income came in at Ps 19.0 billion, 46.7%, or Ps 6.1 billion higher than the Ps 12.9 billion obtained in 2014. This increase was driven by a Ps 5.2 billion increase in net trading income from investment securities held for trading through profit or loss and a Ps 0.9 billion increase in net trading income from derivatives.

Net trading income from derivatives increased Ps 0.9 billion from a loss of Ps 1.3 billion in 2014 to a loss of Ps 0.4 billion in 2015.

The net trading income from investment securities held for trading through profit or loss increased by 36.4%, or Ps 5.2 billion, to Ps 19.4 billion in 2015. This increase in the net trading income from investment securities held for trading through profit or loss was mainly driven by an increase in the average balance of the bank’s investment securities held for trading through profit or loss from Ps 353.2 billion in 2014 to Ps 440.9 billion in 2015, which resulted in a Ps 3.9 billion increase in net trading income. Additionally, an increase in the average yield from 4.0% in 2014 to 4.4% in 2015, resulted in an increase in interest income of Ps 1.3 billion.

Total income from investment securities

Banco Popular’s securities portfolio is classified in the following categories (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (described above (ii) and (iii) are included in net interest income section as interest income from investment in debt securities). Banco Popular manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 107.9 billion for 2015, slightly lower than the Ps 119.4 billion for 2014. This was primarily driven by a Ps 8.7%, or Ps 200.0 billion, decrease in the average balance of Total Investment Securities, resulting in a Ps 10.3 billion decline in interest income. In addition, the average yield of total investment securities remained basically unchanged at 5.2% and resulted in a Ps 1.3 billion decrease in interest income.

When including investment securities held for trading through profit or loss Banco Popular’s average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) fixed income and equity investments held for trading through profit or loss, and (iii) available for sale and held to maturity fixed income investments) would have increased by 6.5%, or Ps 976.7 billion, to Ps 15,929.7 billion in 2015 as compared to Ps 14,953.0 billion in 2014 and the net interest income plus net trading income from investment securities held for trading through profit or loss would have increased 2.6%, or Ps 26.5 billion, from Ps 1,034.0 billion in 2014 to Ps 1,060.6 billion in 2015. The return over average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) fixed income and equity investments held for trading through profit or loss, and (iii) available for sale and held to maturity fixed income investments) would have decreased 26 basis points from 6.9% in 2014 to 6.7% in 2015.

Other income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchanges gains (losses), net	3.9	4.2	(0.4)	(8.7)
Gains on sales of investments, net	(0.7)	40.8	(41.5)	(101.8)
Income from sales of noncurrent assets held for sale	1.5	0.0	1.5	N.A.
Equity method	0.8	0.0	0.8	N.A.
Dividend income	33.5	42.1	(8.6)	(20.4)
Gains on valuation of assets, net	0.0	0.0	0.0	N.A.
Income from non-financial sector, net	1.5	(0.1)	1.6	(1,394.4)
Net income from financial instruments designated at fair value	0.0	0.0	0.0	N.A.
Other	137.7	96.1	41.5	43.2
Total other income (expense)	178.0	183.1	(5.1)	(2.8)

Total other income (expense) decreased by Ps 5.1 billion, or 2.8%, to Ps 178.0 billion in 2015 from Ps 183.1 billion in 2014. This decrease was mainly due to a Ps 41.5 billion decrease in gains on sales of investments, net and a Ps 8.6 billion decrease in dividend income. Partially offsetting this decrease was a Ps 41.5 billion increase in other income, a Ps 1.6 billion increase in income from non-financial sector and a Ps 1.5 billion increase in income from sales of noncurrent assets held for sale.

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

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	0.0	(8.4)	8.4	(100.0)
Personnel expenses	(290.3)	(238.0)	(52.3)	22.0
Salaries and employee benefits	(272.6)	(229.5)	(43.1)	18.8
Bonus plan payments	(4.6)	(7.7)	3.0	(39.5)
Termination payments	(13.1)	(0.9)	(12.2)	1,360.1
Administrative and other expenses	(435.2)	(379.5)	(55.7)	14.7
Depreciation and amortization	(39.1)	(44.5)	5.4	(12.0)
Wealth tax	(30.0)	0.0	(30.0)	N.A.
Other expenses	(11.2)	(20.3)	9.1	(44.6)
Charitable and other donation expenses	(2.4)	(1.7)	(0.6)	38.0
Other	(8.9)	(18.6)	(9.7)	(52.2)
Total other expenses	(805.9)	(690.7)	115.2	16.7

Total other expenses increased by 16.7%, or Ps 115.2 billion, in 2015 as compared to 2014, mainly driven by an increase of Ps 55.7 billion in administrative and other expenses, a Ps 52.3 billion increase in personnel expenses and the Ps 30.0 billion paid in wealth tax. Partially offsetting these increases was a Ps 9.1 billion decrease in other expenses and a Ps 5.4 billion decrease in depreciation and amortization.

Administrative and other expenses increased by Ps 55.7 billion increase to Ps 435.2 billion in 2015 from Ps 379.5 billion in 2014, explained by (i) a Ps 24.7 billion increase in outsourcing expenses, (ii) a Ps 11.8 billion increase in service fees, (iii) a Ps 8.2 billion increase in marketing expenses, (iv) a Ps 7.7 billion increase in taxes and surcharges and (v) a Ps 6.3 billion increase in improvements and repairs.

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

Banco Popular’s efficiency ratio was 59.0% for 2015 and 49.1% for 2014. Efficiency would have been 51.4% excluding the Ps 28.4 billion recovery required by the actuarial model in 2014. The ratio of personnel expenses and administrative and other expenses as a percentage of average assets deteriorated from 3.7% in 2014 to 4.0% in 2015. Efficiency measured as costs to assets would have been 3.9% when excluding the aforementioned recovery.

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

Banco AV Villas

Net income

	Banco AV Villas Consolidated
	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	988.9	927.1	61.7	6.7
Interest expenses	(273.9)	(231.6)	(42.3)	18.3
Net interest income	714.9	695.5	19.4	2.8
Impairment loss on loans and other accounts receivable, net	(188.9)	(161.2)	(27.7)	17.2
Impairment loss on other assets, net	0.3	0.0	0.3	N.A.
Recovery of charged-off financial assets	22.4	34.1	(11.6)	(34.1)
Net impairment loss	(166.1)	(127.1)	(39.0)	30.7
Net commission and fees income	145.5	150.7	(5.3)	(3.5)
Net trading income	0.2	14.6	(14.4)	(98.8)
Other income	93.3	75.5	17.9	23.7
Other expenses	(503.4)	(494.8)	(8.7)	1.8
Income before income tax expense	284.3	314.4	(30.1)	(9.6)
Income tax expense	(108.7)	(94.8)	(13.9)	14.7
Net Income	175.6	219.6	(44.0)	(20.0)
Net income attributable to:
Controlling interest	175.6	219.3	(43.7)	(19.9)
Non-controlling interest	0.0	0.4	(0.3)	(87.7)

Banco AV Villas’ net income attributable to controlling interest decreased by 19.9%, or Ps 43.7 billion, to Ps 175.6 billion for the year ended December 31, 2015 as compared to Ps 219.3 billion for the year ended December 31, 2014. The decrease in net income was primarily due to a Ps 39.0 billion increase in net impairment loss on financial assets, a Ps 14.4 billion decrease in net trading income, a Ps 13.9 billion increase in income tax expense, a Ps 8.7 billion increase in total other expenses and a Ps 5.3 billion decrease in net income from commissions and fees. Partially offsetting the aforementioned was a Ps 19.4 billion increase in net interest income and a Ps 17.9 billion increase in other income (expense). The increase in net impairment loss on financial assets is mainly explained by a 17.2%, or Ps 27.7 billion, increase in impairment loss on loans and accounts receivable, net derived from a 15.7% growth in the bank’s loans and leases portfolio in 2015 as compared to 2014 and by lower recoveries of charged-off assets of Ps 11.6 billion. In addition, during 2015 the wealth tax affected the statement of profit or losses through the administrative and other expenses line by Ps 13.9 billion (see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Tax Reforms”). In the absence of the payment of the wealth tax, net income before income tax expense for 2015 would have been Ps 298.2 billion (Ps 16.3 billion or 5.2% lower than that of 2014).

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

Banco AV Villas’ net interest income increased by 2.8%, or Ps 19.4 billion, from Ps 695.5 billion in 2014 to Ps 714.9 billion in 2015. This increase was primarily driven by a Ps 61.7 billion increase in total interest income to Ps 988.9 billion in 2015. The increase in total income was as a result of a 6.9%, or Ps 57.2 billion, increase in interest income on total loans and leases (which includes income from interbank and overnight funds) to Ps 889.0 billion and a 4.7%, or Ps 4.5 billion, increase in interest on investments in debt securities to Ps 99.8 billion in 2015. The increase in interest income on total loans and leases was driven by a Ps 56.4 billion increase in interest income from loans and leases and a Ps 0.8 billion increase in interest income from interbank and overnight funds. The increase in interest income was partially offset by a Ps 42.3 billion increase in interest expense, mostly due to a Ps 29.8 billion increase in total interest expense on deposits and a Ps 12.7 billion increase in interest expense on interbank and overnight funds.

The increase in total interest income was mainly due to the increase interest earned on loans and leases (excluding interbank and overnight funds) of Ps 56.4 billion driven by a 14.0%, or Ps 977.0 billion, increase in Banco AV Villas’ average interest bearing loan portfolio from Ps 6,986.4 billion in 2014 to Ps 7,963.4 billion in 2015, which resulted in a Ps 108.8 billion increase in income. The increase was partially offset by a 75 basis points decrease in the average yield on loans from 11.9% in 2014 to 11.1% in 2015, which resulted in a Ps 52.4 billion decrease in interest income. Despite an increase of 51 basis points in the average DTF rate, from 4.07% in 2014 to 4.58% in 2015 and a 125 basis points increase in the Central Bank’s average repo rate from 4.50% in 2014 to 5.75% in 2015, the decrease in the yield was a result of a strong competitive landscape in Colombia, particularly in consumer loans. Overall, the yield on consumer loans in the Colombian banking system decreased by 23 basis points from 15.9% in 2014 to 15.7% in 2015.

Interest earned on interbank and overnight funds increased by Ps 0.8 billion from Ps 1.6 billion in 2014 to Ps 2.4 billion in 2015.

The Ps 4.5 billion increase to Ps 99.8 billion in interest on investments in debt securities in 2015, is explained by a 10.8%, or Ps 193.0 billion increase in the average balance of available for sale and held to maturity fixed income investments from Ps 1,785.6 billion in 2014 to Ps 1,978.6 billion in 2015, which resulted in a Ps 9.7 billion increase in interest income. Partially offsetting this increase was a 29 basis points decrease in the average yield of these investments from 5.3% in 2014 to 5.0% in 2015, which resulted in a 5.2 billion decrease in interest income.

Total interest expense increased by 18.3%, or Ps 42.3 billion, in 2015 as compared to 2014, mainly driven by a 9.5%, or Ps 758.2 billion, increase in the average balance of interest-bearing liabilities from Ps 8,011.1 billion in 2014 to Ps 8,769.3 billion in 2015, which resulted in a Ps 23.7 billion increase in interest expense. In addition, a 23 basis point increase in the average cost of funds from 2.9% in 2014 to 3.1% in 2015 resulted in a Ps 18.6 billion increase in interest expense. The increase in the average cost of funds resulted from an increasing interest rate environment, where the average DTF rate went from 4.07% in 2014 to 4.58% in 2015. Total interest expense for interest-bearing deposits increased 14.5%, or Ps 29.8 billion, over the same period, mainly driven by a Ps 490.6 billion, or 6.8%, increase in the average balance of interest-bearing deposits from Ps 7,226.9 billion in 2014 to Ps 7,717.5 billion in 2015, which resulted in a Ps 15.0 billion increase in interest expense. Also, there was a 21 basis points increase in the average cost of deposits from 2.8% in 2014 to 3.0% in 2015 which resulted in a Ps 14.9 billion increase in interest expense.

The Ps 42.3 billion increase in total interest expense was mainly driven by a 29.8 billion increase in interest expense on interest-bearing deposits and a Ps 12.5 billion increase in interest expense on other funding. The increase in interest expense on deposits is explained by a Ps 20.6 billion increase in interest expense on time deposits, a Ps 9.0 billion increase in interest expense on savings deposits and by a Ps 0.2 billion increase in interest expense on interest-bearing checking accounts. The increase in interest expense on other funding was mainly attributable to a Ps 12.7 billion increase in interest expense on interbank and overnight funds, from Ps 23.1 billion in 2014 to Ps 35.8 billion in 2015.

The Ps 20.6 billion increase in interest expense on time deposits was mainly driven by a 10.9%, or Ps 279.3 billion, increase in the average balance of time deposits to Ps 2,836.2 billion, which resulted in a Ps 13.5 billion increase in interest expense. Furthermore, the average interest rate paid on time deposits increased by 28 basis points from 4.6% in 2014 to 4.8% in 2015, which resulted in a Ps 7.1 billion increase in interest expense.

The Ps 9.0 billion increase in interest expense on savings deposits was driven by a 4.5%, or Ps 201.7 billion, increase in the average balance of savings deposits to Ps 4,679.6 billion that resulted in a Ps 4.2 billion increase in interest expense. The average rate paid on savings deposits increased by 11 basis points and from 2.0% in 2014 to 2.1% in 2015, resulting in a Ps 4.9 billion increase in interest expense.

The increase in interest expense on interbank and overnight funds of Ps 12.7 billion was driven by a 36.9%, or Ps 229.8 billion, increase in the average balance of these funds, which resulted in a Ps 9.7 billion increase in interest expense. Furthermore, an increase in the average interest rate paid from 3.7% in 2014 to 4.2% in 2015, resulted in a Ps 3.0 billion increase in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 14.1%, or Ps 1,263.2 billion from 8,960.0 billion in 2015 to Ps 10,223.2 billion in 2014 and net interest income increased by 2.8% or Ps 19.4 billion from Ps 695.5 billion to Ps 714.9 billion, over the same period, which resulted in a 77 basis points decrease in the net interest margin from 7.8% in 2014 to 7.0% in 2015. The average spread between the average rate on loans and leases and the average rate paid on deposits decreased by 96 basis points from 9.0% to 8.1% over the same period.

Net impairment losses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	Total Income/Expense	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(182.1)	(121.3)	(60.8)	50.2
Impairment loss on accrued interest and other receivables, net	(6.8)	(39.9)	33.1	(83.0)
Impairment loss on investments in debt and equity securities	0.3	0.0	0.3	N.A.
Impairment loss on noncurrent held for sale assets	0.0	0.0	0.0	N.A.
Recovery of charged-off financial assets	22.4	34.1	(11.6)	(34.1)
Recovery of impairment loss on investments in debt and equity securities	–	–	0.0	N.A.
Recovery of impairment loss on noncurrent held for sale assets	–	–	0.0	N.A.
Net impairment loss on financial assets	(166.1)	(127.1)	(39.0)	30.7

	Year ended December 31,
	2015		2014		Change, 2015 vs. 2014
	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio (1)
					#	%
	(in Ps billions)
Delinquency Ratios:	258.3	3.1%	221.4	3.0%	37.0	0.0
Commercial loans and leases	61.0	2.2%	45.6	1.7%	15.4	0.4
Consumer loans and leases	118.9	3.0%	102.5	3.1%	16.4	(0.1)
Mortgage loans and leases	78.3	4.9%	72.9	5.4%	5.4	(0.5)
Microcredit loans and leases	0.1	3.5%	0.3	4.8%	(0.2)	(1.3)

(1) Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment losses increased by 30.7%, or Ps 39.0 billion, in 2015 as compared to 2014. This increase was primarily driven by a Ps 60.8 billion increase in impairment loss on loans and leases, net and a Ps 11.6 billion decrease of recoveries of charged-off assets, which were partially offset by a Ps 33.1 billion decrease in impairment loss on accrued interest and other receivables, net.

The increase in impairment loss on loans and leases, net of Ps 60.8 billion was primarily attributable to an update in the allowance model for the consumer segment and the requirements derived from the 15.4% growth in Banco AV Villas’ loans and leases during 2015 as compared to 2014. The bank’s cost of risk, measured as impairment loss on loans and leases, net divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 6 basis points from 2.3% in 2014 to 2.4% for 2015. The bank’s cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) was 2.1% in 2015 compared to the 1.8% in 2014. Banco AV Villas’ delinquency ratio (measured as loans 91 days past due as a percentage of total gross loans excluding interbank and overnight funds) slightly deteriorated as compared to 2014 from 3.04% to 3.07%. The delinquency ratios for the consumer loan portfolio and the mortgage loan portfolio improved from 3.1% to 3.0% and from 5.4% to 4.9%, respectively, while the commercial loan portfolio deteriorated from 1.7% to 2.2%.

The decrease in impairment loss for accrued interest and other receivables, net was due to a Ps 33.8 billion, or 67.1%, reduction in gross provision expense. The decrease is mainly attributable to an improvement in the bank’s mortgages delinquency metrics.

Charge-offs decreased from Ps 136.8 billion for the year ended December 31, 2014 to Ps 130.1 billion for the year ended December 31, 2015 and the ratio of charge-offs to average loans (excluding interbank and overnight funds) decreased from 2.0% for the year ended December 31, 2014 to 1.6% for the year ended December 31, 2015. Since Banco AV Villas’ net impairment loss on loans and leases increased, in absolute terms, more than charge-offs, the allowance for loan losses increased from Ps 334.3 billion as of December 31, 2014 to Ps 392.3 billion as of December 31, 2015. As of December 31, 2015 Banco AV Villas’ coverage over its 91 days past due loans was 151.9%.

Net commission and fee income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Commission and fee income
Banking fees	230.7	227.0	3.6	1.6
Bonded warehouse services	0.0	0.0	0.0	N.A.
Trust activities	0.0	0.0	0.0	N.A.
Pension and severance fund management	0.0	0.0	0.0	N.A.
Commission and fee income	230.7	227.0	3.6	1.6
Commission and fee expense	(85.2)	(76.3)	(8.9)	11.7
Net commission and fee income	145.5	150.7	(5.3)	(3.5)

Net commission and fee income decreased by 3.5%, or Ps 5.3 billion, to Ps 145.5 billion in 2015 as compared to 2014 mainly driven by a Ps 8.9 billion increase in expenses for commissions and fees, partially offset by a Ps 3.6 billion increase in income from commissions and fees. The increase in expenses was attributable to a higher number of transactions on third party ATM networks, while the increase of Ps 3.6 billion in banking fees to Ps 230.7 billion in 2015 was primarily due to a Ps 3.5 billion increase in commissions from banking services.

Net trading income

Banco AV Villas’ net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2015, Banco AV Villas’ net trading income decreased by Ps 14.4 billion from Ps 14.6 billion in 2014 to Ps 0.2 billion in 2015, driven by a Ps 4.6 billion decrease in net trading income from investment securities held for trading through profit or loss and a Ps 9.8 billion decrease in net trading income from derivatives.

Net trading income from derivatives decreased Ps 9.8 billion from a gain of Ps 2.4 billion in 2014 to a loss of Ps 7.4 billion in 2015.

Net trading income from investment securities held for trading through profit or loss decreased by 37.8%, or Ps 4.6 billion. The decrease in the net trading income from investment securities held for trading through profit or loss was mainly driven by an 84.5%, or a Ps 443.1 billion, decrease in the average balance of the bank’s held for trading through profit or loss portfolio, which resulted in a Ps 41.1 billion decrease in net trading income. Compensating this result was an increase in the yield from the bank’s investment securities held for trading through profit or loss from 2.3% in 2014 to 9.3% in 2015, which produced a Ps 36.5 billion increase in interest income.

Total income from investment securities

Banco AV Villas’ securities portfolio is classified in the following categories (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (described above (ii) and (iii) are included in net interest income section as interest income from investment in debt securities). Banco AV Villas manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 107.4 billion for 2015, slightly lower than the Ps 107.5 billion for 2014. This was primarily driven by a Ps 10.8%, or Ps 250.1 billion, decrease in the average balance of Total Investment Securities resulting in a Ps 13.0 billion decline in interest income. Compensating this results there was a 56 basis points increase in the average yield of total investment securities from 4.7% in 2014 to 5.2% in 2015, which resulted in a Ps 12.9 billion increase in interest income.

When including investment securities held for trading through profit or loss, average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) fixed income and equity investments held for trading through profit or loss, and (iii) available for sale and held to maturity fixed income investments) would have increased by 8.6%, or Ps 820.1 billion, from Ps 9,484.6 billion in 2014 to Ps 10,304.7 billion in 2015, while net interest income plus net trading income would have increased by 2.1%, or Ps 14.8 billion, over the same period., The return over average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) fixed income and equity investments held for trading through profit or loss, and (iii) available for sale and held to maturity fixed income investments) would have decreased 45 basis points from 7.5% in 2014 to 7.0% in 2015.

Other income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	6.5	2.0	4.6	229.0
Gains on sales of investments, net	12.1	8.3	3.8	45.8
Income from sales of noncurrent assets held for sale	5.4	0.0	5.4	N.A.
Equity method	(0.5)	0.0	(0.5)	N.A.
Dividend income	1.9	1.1	0.8	69.2
Gains on valuation of assets, net	0.0	0.0	0.0	N.A.
Income from non-financial sector, net	0.0	0.0	0.0	N.A.
Net income from financial instruments designated at fair value	0.0	0.0	0.0	N.A.
Other	67.9	64.1	3.8	6.0
Total other income (expense)	93.3	75.5	17.9	23.7

Total other income (expense) increased 23.7%, or Ps 17.9 billion, to Ps 93.3 billion in 2015 as compared to 2014. This increase was mainly driven by a Ps 5.4 billion increase in income from sales of noncurrent assets held for sale, a Ps 4.6 billion increase in foreign exchanges gains (losses), net, a Ps 3.8 billion increase in gains on sales of investments, net and a Ps 3.8 billion increase in others.

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(0.0)	0.0	340.6
Personnel expenses	(175.2)	(163.7)	(11.5)	7.0
Salaries and employee benefits	(174.4)	(161.8)	(12.7)	7.8
Bonus plan payments	(0.7)	(1.5)	0.9	(56.0)
Termination payments	(0.0)	(0.4)	0.3	(90.5)
Administrative and other expenses	(288.9)	(287.8)	(1.1)	0.4
Depreciation and amortization	(22.6)	(26.2)	3.7	(13.9)
Wealth tax	(13.9)	0.0	(13.9)	N.A.
Other expenses	(2.9)	(17.1)	14.2	(82.8)
Charitable and other donation expenses	(0.7)	(0.7)	0.0	1.5
Other	(2.3)	(16.4)	14.2	(86.2)
Total other expenses	(503.4)	(494.8)	(8.7)	1.8

Total other expenses for the year ended December 31, 2015 increased by 1.8%, or Ps 8.7 billion, to Ps 503.4 billion in 2015 mainly driven by a Ps 13.9 billion payment of the wealth tax paid by Banco AV Villas in 2015. Furthermore, personnel expenses increased by Ps 11.5 billion during 2015 and administrative and other expenses increased by Ps 1.1 billion. These increases were partially offset by a Ps 14.2 billion decrease in other expenses and a Ps 3.7 billion decrease in depreciation and amortization.

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

Because Banco AV Villas’ personnel and administrative and other expenses increased by 2.8%, while its income increased by 1.6% driven by the increase in net interest income and other income (expense), Banco AV Villas’ efficiency ratio deteriorated from 51.8% to 52.4%. The ratio of personnel and administrative and other expenses as a percentage of average assets improved 25 basis points from 4.4% in 2014 to 4.1% in 2015.

Income tax expense

Income tax expense increased by 14.7%, or Ps 13.9 billion, to Ps 108.7 billion for the year ended December 31, 2015. Banco AV Villas’ effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) increased from 30.3% for the year ended December 31, 2014 to 36.6% for the year ended December 31, 2015. The increase in the effective tax rate was mainly due to the tax reform of December 2014 which generated a CREE surcharge of 5 percentage points in 2015.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased from Ps 0.4 billion for the year ended December 31, 2014 to Ps 0.05 billion for the year ended December 31, 2015. Banco AV Villas’ net income attributable to non-controlling interest reflects ownership in A Toda Hora S.A. by other subsidiaries of Grupo Aval.

Corficolombiana

Net income

	For the year ended December 31,		Change December 2015 vs December 2014
	2015	2014	#	%
	(in Ps billions)
Interest income	334.4	237.1	97.3	41.0
Interest expenses	(608.0)	(483.8)	(124.2)	25.7
Net interest income	(273.6)	(246.7)	(26.9)	(10.9)
Impairment loss on loans and other accounts receivable, net	(8.5)	(17.1)	8.6	(50.4)
Impairment loss on other assets, net	(0.0)	(0.7)	0.7	(101.0)
Recovery of charged-off financial assets	0.5	1.3	(0.7)	(57.8)
Net impairment loss	(7.9)	(16.5)	8.6	(52.1)
Net commission and fees income	43.3	49.5	(6.2)	(12.6)
Net trading income	(131.2)	109.7	(240.9)	(219.5)
Other income	1,628.4	1,317.0	311.5	23.7
Other expenses	(170.4)	(158.5)	(11.9)	7.5
Income before income tax expense	1,088.6	1,054.5	34.2	3.2
Income tax expense	(330.9)	(315.1)	(15.8)	5.0
Net Income	757.7	739.4	18.4	2.5
Net income attributable to:
Controlling interest	445.9	479.5	(33.6)	(7.0)
Non-controlling interest	311.8	259.9	52.0	20.0

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

Partially offsetting such results there was (i) a Ps 240.9 billion decrease in Corficolombiana’s net trading income, (ii) a Ps 26.9 billion decrease in net interest income (which includes the interest expenses from non-financial subsidiaries), (iii) a Ps 11.9 billion increase in other expenses mainly due to the payment of the wealth tax (Ps 43.9 billion) (See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Tax Reforms”), and (iv) a Ps 15.8 billion increase in income tax expense driven by the CREE surcharge of 5 percentage points, as per the tax reform of December 2014.

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

Corficolombiana’s net interest income recorded a Ps 273.6 billion expense in 2015 and a Ps 246.7 billion expense in 2014. The net expense in net interest income is partially explained by the fact that Corficolombiana’s consolidated non-financial subsidiaries interest income and interest expense are included in Corficolombiana’s net interest income, while their operating income is included in other income (expenses) as income from the non-financial sector, net. Interest expense from non-financial subsidiaries was Ps 268.8 billion in 2015 and Ps 218.4 billion in 2014, while interest income was Ps 30.6 billion in 2015 and Ps 109.8 billion in 2014. In absence of the interest income and expense from non-financial subsidiaries, net interest income would have been Ps (138.0) billion in 2014 and Ps 35.4 billion in 2015.

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

The increase in total interest expenses by Ps 124.2 billion to Ps 608.0 billion in 2015 as compared to 2014, was mainly driven by a 17.2% or Ps 1,549.8 billion increase in the average balance of interest-bearing liabilities billion to Ps 10,547.5 billion in 2015 as compared to 2014, which resulted in a Ps 89.3 billion increase in interest expense. In addition, an increase in average rate paid on funding from 5.4% in 2014 to 5.8% in 2015 resulted in a Ps 34.9 billion increase in interest expense.

The Ps 124.2 billion increase in interest expenses reflected (i) a Ps 73.8 billion increase the interest expense from financial subsidiaries and (ii) a Ps 50.4 billion increase in the interest expense of non-financial subsidiaries.

The Ps 73.8 billion increase in interest expense from financial subsidiaries was mainly due to a 23.6%, or Ps 1,279.7 billion increase in the average balance of financial subsidiaries to Ps 6,711.9 billion in 2015 as compared to 2014, which resulted in a Ps 64.7 billion increase in interest expense. In addition, the average paid rate increased from 4.9% in 2014 to 5.1% in 2015, which resulted in a Ps 9.1 billion increase in interest expense. These increases are associated with a higher interest rate environment in Colombia (higher DTF and inflation in 2015 as compared to 2014).

The Ps 50.4 billion increase in interest expenses from non-financial subsidiaries was mainly due to an increase in the average paid rate from 6.1% in 2014 to 7.0% in 2015, which resulted in a Ps 31.5 billion increase in interest expense. Contributing to this result was an increase in the average balance of 7.6%, or Ps 270.1 billion to Ps 3,835.6 billion in 2015 as compared to 2014, which resulted in a Ps 18.9 billion increase in interest expense.

The increase in interest expense on long term debt by Ps 56.0 billion is mainly attributable to non-financial subsidiaries and was caused by an increase in debt associated with the needs of working capital to fund Promigas’ new infrastructure projects.

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

The increase in interest income on investment in debt securities of Ps 123.6 billion was driven by Corficolombiana’s decision to increase its exposure to fixed income during 2015 after reducing it during 2014. Corficolombiana’s balances of fixed income investments, classified as available for sale and held to maturity, at December 31, 2014 and 2015 were Ps 1,690.0 billion and Ps 2,153.6 billion, respectively.

The increase in interest on commercial loans and leases of Ps 12.2 billion is explained by a higher average balance of Ps 131.2 billion from Ps 823.0 billion in 2014 to Ps 954.2 billion in 2015, which resulted in a Ps 14.2 billion increase in interest income. This increase was partially offset by a slight decrease in the average yield from 11.1% in 2014 to 10.8% in 2015, which resulted in a Ps 2.0 decrease in interest income.

Net impairment losses

Corficolombiana’s net impairment losses decreased by Ps 8.6 billion to 7.9 billion in 2015 from Ps 16.5 in 2014. This decrease was mainly driven by a Ps 5.0 billion recovery from loans and leases in Leasing Corficolombiana in 2015.

Net commission and fee income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Commission and fee income
Banking fees	20.4	20.1	0.4	1.8
Bonded warehouse services	0.0	0.0	0.0	N.A.
Trust activities	40.9	38.0	2.9	7.5
Pension and severance fund management	0.0	0.0	0.0	N.A.
Commission and fee income	61.3	58.1	3.2	5.5
Commission and fees expense	(18.0)	(8.6)	(9.4)	109.8
Net commission and fee income	43.3	49.5	(6.2)	(12.6)

Net commission and fee income decreased by Ps 6.2 billion, or 12.6% to Ps 43.3 billion in 2015 as compared to Ps 49.5 billion in 2014. This decrease is mainly attributable to a Ps 9.4 billion increase in expenses for commissions and fees partially offset by a Ps 3.2 billion increase in income from commissions and fees.

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

Net trading income

Corficolombiana’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. Total net trading income decreased by Ps 240.9 billion from Ps 109.7 billion in 2014 to a loss of Ps 131.2 billion in 2015, driven by a Ps 166.0 billion decrease in net trading income from investment securities held for trading through profit or loss and a Ps 74.9 billion decrease in net trading income from derivatives.

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

The decrease in the net trading income from investment securities held for trading through profit or loss of Ps 166.0 billion was mainly driven by a decrease in yield from 12.9% in 2014 to 2.6% in 2015, which resulted in a decrease in income of Ps 162.6 billion. In addition, the average balance of Corficolombiana’s investment securities held for trading through profit or loss decreased from Ps 1,584.8 billion in 2014 to Ps 1,453.4 billion in 2015, resulted in a Ps 3.4 billion decrease in net trading income.

Total income from investment securities

Corficolombiana’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments (results from (ii) and (iii) are included in the net interest income section as interest income from investment on debt securities). Corficolombiana manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 188.7 billion for 2015, 18.4% or Ps 42.5 billion lower than the Ps 231.2 billion registered during 2014. This decrease is explained by a decrease in average yield on investment securities from 6.5% in 2014 to 4.8% in 2015, which resulted in a Ps 62.7 billion decrease in income. Partially offsetting this was a 12.0% or Ps 424.7 billion increase in the average balance of Total Investment Securities from Ps 3,538.0 billion in 2014 to Ps 3,962.7 billion in 2015, which resulted in a Ps 20.2 billion increase in income.

Other income

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	191.2	103.5	87.7	84.7
Gains on sales of investments, net	4.1	1.1	3.1	293.2
Income from sales of noncurrent assets held for sale	0.7	0.0	0.7	N.A.
Equity method	206.3	107.1	99.1	92.5
Dividend income	26.1	100.6	(74.5)	(74.1)
Income from non-financial sector, net	1,031.1	786.3	244.8	31.1
Net income from financial instruments designated at fair value	153.1	172.9	(19.8)	(11.4)
Other	15.8	45.4	(29.6)	(65.2)
Total other income (expenses)	1,628.4	1,317.0	311.5	23.7

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

Income from equity method increased by Ps 99.1 billion, to Ps 206.3 billion in 2015 from Ps 107.1 billion in 2014. This increase is explained by (i) an increase of Ps 66.9 billion from Concesionaria Ruta del Sol, (ii) an increase of Ps 23.4 billion from Gases del Caribe and (iii) an increase of Ps 7.7 billion from Calidda S.A.

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

Other expenses

	Year ended December 31,		Change, 2015 vs. 2014
	2015	2014	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(2.0)	2.0	(100.0)
Personnel expenses	(66.1)	(61.1)	(5.0)	8.3
Salaries and employee benefits	(63.6)	(58.4)	(5.2)	9.0
Bonus plan payments	(2.1)	(2.5)	0.3	(13.8)
Termination payments	(0.4)	(0.2)	(0.2)	63.3
Administrative and other expenses	(46.9)	(63.8)	16.9	(26.5)
Depreciation and amortization	(5.8)	(4.5)	(1.4)	30.4
Wealth tax	(43.9)	0.0	(43.9)	N.A.
Other expenses	(7.6)	(27.2)	19.6	(72.0)
Charitable and other donation expenses	(0.4)	(0.4)	0.0	4.3
Other	(7.2)	(26.8)	19.6	(73.1)
Total other expenses	(170.4)	(158.5)	(11.9)	7.5

Corficolombiana’s total other expenses increased by Ps 11.9 billion to Ps 170.4 billion in 2015 as compared to 2014, mainly explained by the payment of the wealth tax for Ps 43.9 billion in 2015 (see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Tax Reforms”). Contributing to this increase was an increase in personnel expenses of Ps 5.0 billion. Partially offsetting these increases, was a Ps 19.6 billion decrease in other expenses and a Ps 16.9 billion decrease in administrative and other expenses.

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

Income tax expense

Income tax expense increased by 5.0%, to Ps 330.9 billion in 2015 from Ps 315.1 billion in 2014, Corficolombiana’s effective tax rate (calculated as income tax expense divided income before income tax expense, minus the equity method income and dividends, plus wealth tax) remained relatively stable at 37.2% and 36.8% for 2014 and 2015, as such, the increase reflected a higher taxable net income base.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by 20.0%, or Ps 52.0 billion in 2015 as compared to 2014. This increase is explained mainly by the fact that subsidiaries in which Corficolombiana holds a lower ownership, such as Promigas and Unipalma, performed better than those in which holds a higher controlling stake.

B.	Liquidity and capital resources

The following table sets forth our sources of funding at December 31, 2016, 2015 and 2014.

	At December 31,
	2016	2015	2014
	(in Ps billions)
Liabilities and equity:
Derivatives held for trading	640.7	1,143.2	1,183.1
Deposits	143,887.1	135,954.6	113,528.5
Interbank borrowings and overnight funds	6,315.7	9,474.9	4,964.4
Borrowings from banks and others	17,906.6	18,750.6	13,685.8
Long-term debt (bonds)	18,568.2	16,567.1	14,130.1
Borrowings from development entities	2,725.7	2,506.6	2,108.5
Hedging derivatives	43.4	337.7	559.5
Provisions	620.4	600.2	744.7
Income tax liabilities	1,651.9	1,892.1	1,691.3
Employee benefits	1,097.6	1,022.3	975.7
Other liabilities	5,957.2	5,523.5	3,914.7
Total liabilities	199,414.5	193,773.0	157,486.2
Controlling interest	15,601.6	14,567.6	13,668.0
Non-controlling interest	9,057.7	8,338.7	7,687.9
Total equity	24,659.2	22,906.3	21,356.0
Total liabilities and equity	224,073.7	216,679.3	178,842.2

Capitalization ratios

The following tables present consolidated capitalization ratios for our Colombian banking subsidiaries and Corficolombiana which are subject to capital requirements.

	At December 31, 2016
	Grupo Aval entities
(in percentages)	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana	Grupo Aval consolidated
Tangible equity ratio(1)	8.3%	11.9%	12.7%	11.0%	22.5%	7.9%
Tier 1 ratio(2)	9.0%	10.2%	9.3%	10.3%	31.6%	-
Solvency ratio(3)	13.9%	12.8%	11.1%	11.5%	36.7%	-

Source: Company calculations based on each entity’s respective financial statements for the period indicated. Tangible equity ratio is calculated under IFRS. Tier 1 ratio and solvency ratio are calculated under Colombian IFRS applicable to Consolidated Financial Statements as required by the Superintendency.

(1)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights). See “Item 3. Key Information—A. Selected financial and operating data—Non-IFRS measures.”

(2)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.

(3)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital adequacy requirements.” The solvency ratio for Grupo Aval is calculated as the sum of technical capital of our banking subsidiaries on a consolidated basis divided by the sum of risk-weighted assets of our banking subsidiaries on a consolidated basis.

Each of our banking subsidiaries and Corficolombiana are required by the Superintendency of Finance to maintain a solvency ratio of at least 9.0% of its total risk-weighted assets and a measure of core solvency for Tier 1, which requires higher quality capital and is set at a minimum of 4.5% of risk-weighted assets. As Grupo Aval is not regulated as a financial institution or bank holding company, it is not required to comply with capital adequacy regulations applicable to our banking subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital adequacy requirements.”

Funding

Our banking subsidiaries fund most of their loans with deposits. Other sources of funding include interbank borrowings and overnight funds, and borrowings from development banks and long-term bond issuances.

The following table summarizes the funding structure of our banks on a consolidated basis at the dates indicated.

	At December 31,
	2016	2015	2014
		(in Ps billions)
Deposits	143,887.1	135,954.6	113,528.5
Borrowings from banks and others	17,906.6	18,750.6	13,685.8
Interbank borrowings and overnight funds	6,315.7	9,474.9	4,964.4
Long-term debt (bonds)	18,568.2	16,567.1	14,130.1
Borrowings from development entities	2,725.7	2,506.6	2,108.5
Total funding	189,403.3	183,253.9	148,417.3

In 2016, total funding increased by 3.4% percentage points from the same period in 2015 mainly as a result of an increase in deposits and long-term debt.

From year-end 2015 to year-end 2016, deposits and long-term debt as a percentage of total funding increased by 1.8 and 0.8 percentage points, respectively. Interbank and overnight funds and borrowings from banks and others decreased as a percentage of total funding by 1.8 and 0.8 percentage points, respectively.

From year-end 2014 to year-end 2015, borrowings from banks and others and Interbank borrowings and overnight funds as a percentage of total funding increased by 1.0 and 1.8 percentage points, respectively. Deposits and long-term debt decreased as a percentage of total funding by 2.3 and 0.5 percentage points, respectively.

Our Colombian funding base also benefits from the highest available local credit ratings for each of our banking subsidiaries and each of Corficolombiana and Porvenir, as assigned by BRC Investor Services S.A., an affiliate of Standard & Poor’s Investors Services LLC, or “S&P.” Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V. On March 9, 2016, Moody’s downgraded Banco de Bogotá’s standalone baseline credit assessment to “Ba1” from “Baa3” and its long-term foreign currency subordinated debt rating to “Ba2” from “Ba1”. As a result of the downgrades on Banco de Bogotá, Moody’s also downgraded Grupo Aval’s Long term local and foreign currency issuer ratings to “Ba2” from “Ba1” and Grupo Aval Limited’s long term foreign currency issuer to “Ba2” from “Ba1”. Such ratings were assigned in consideration of the decrease in Banco de Bogotá’s adjusted capital ratio. On April 28, 2016, Fitch placed certain of our and Banco de Bogotá’s ratings on negative watch for downgrade noting a decrease in Banco de Bogotá’s capital ratios resulting from the depreciation of the Colombian peso in 2015 which boosted its U.S. dollar denominated risk-weighted assets. Fitch also reasoned that the change in our accounting standards to IFRS contributed to a decrease in the bank’s capital ratios. On June 28, 2016, Moody’s removed the negative watch on Banco de Bogotá’s and Grupo Aval’s rating but kept it under review for downgrade. Any adverse change in credit ratings may increase the cost of our funding. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business—Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding.”

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

The following tables present our consolidated funding from deposits at the dates indicated.

	At December 31,
	2016	2015	2014
	(in Ps billions)
Interest-bearing customer deposits:
Checking accounts	21,843.6	16,239.3	13,370.7
Time deposits	58,006.1	51,777.4	42,147.8
Savings deposits	50,573.9	50,298.1	42,253.4
Total	130,423.7	118,314.8	97,772.0
Non-interest-bearing customer deposits:
Checking accounts	13,134.6	17,191.3	15,386.0
Other deposits	328.8	448.5	370.5
Total	13,463.4	17,639.8	15,756.5
Total customer deposits	143,887.1	135,954.6	113,528.5

Checking accounts. Our consolidated balance of checking accounts was Ps 34,978.2 billion at December 31, 2016, Ps 33,430.7 billion at December 31, 2015 and Ps 28,756.7 billion at December 31, 2014, representing 18.5%, 18.2% and 19.4% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 58,006.1 billion at December 31, 2016, Ps 51,777.4 billion at December 31, 2015 and Ps 42,147.8 billion at December 31, 2014, representing 30.6%, 28.3% and 28.4% of total funding, respectively.

The following table present time deposits held at December 31, 2016, by amount and maturity for deposits.

	At December 31, 2016
	Peso- denominated	Foreign currency- denominated	Total
	(in Ps billions)
Up to 3 months	7,873.8	10,196.9	18,070.7
From 3 to 6 months	3,230.4	3,846.5	7,077.0
From 6 to 12 months	5,621.9	5,559.6	11,181.5
More than 12 months	10,048.4	4,574.1	14,622.5
Time deposits less than U.S.$100,000(1)	4,828.1	2,226.3	7,054.4
Total	31,602.6	26,403.6	58,006.1

(1)	Equivalent to Ps 300.1 million at the representative market rate at December 31, 2016 of Ps 3,000.71 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 50,573.9 billion at December 31, 2016, Ps 50,298.1 billion at December 31, 2015 and Ps 42,253.4 billion at December 31, 2014, representing 26.7%, 27.4% and 28.5% of total funding requirements, respectively, in each of those years.

Other deposits. Our consolidated balance of other deposits, which consist of deposits from correspondent banks, cashier checks and collection services, was Ps 328.8 billion at December 31, 2016, Ps 448.5 billion at December 31, 2015 and Ps 370.5 billion at December 31, 2014, representing 0.2%, 0.2% and 0.2%, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 6,315.7 billion at December 31, 2016, Ps 9,474.9 billion at December 31, 2015 and Ps 4,964.4 billion at December 31, 2014, representing 3.3%, 5.2% and 3.3% of total funding requirements, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings for the periods indicated.

	At December 31, 2016
	Amount	Average rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	6,315.7
Average during period	8,683.6	6.6%
Maximum amount of borrowing at any month-end	9,656.7
Interest paid during the period	570.2

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

Borrowings from banks and others. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 17,906.6 billion at December 31, 2016, representing 9.5% of total funding requirements.

Bonds. We issue bonds in the Colombian and international markets. Our consolidated balance of bonds outstanding was Ps 18,568.2 billion at December 31, 2016, Ps 16,567.1 billion at December 31, 2015 and Ps 14,130.1 billion at December 31, 2014, representing 9.8%, 9.0% and 9.5% of total funding requirements, respectively. On February 1, 2012, Grupo Aval Limited issued U.S.$600.0 million (Ps 1,083.6 billion at the date of the issuance) of 5.25% Senior Notes due 2017 and on September 26, 2012, Grupo Aval Limited issued U.S.$1.0 billion (Ps 1,795.7 billion at the date of the issuance) 4.75% Senior Notes due 2022. On November 24, 2016, Grupo Aval Limited issued CPI+3.86% Senior Notes due 2026 and CPI+4.15% Senior Notes due 2036 in the Colombian market for Ps 300 billion (U.S.$94.1 million at the date of the issuance). On November 28, 2016, Grupo Aval effected the Make-whole Redemption of Grupo Aval Limited’s 5.25% Senior Notes due 2017.

The following bond issuances were placed in the market in 2016:

Issuer (in Ps billion)	Issuance date	Amount	Expiration date	Interest rate
Grupo Aval	2016	300.0	November 2026 and November 2036	CPI+3.86%; CPI+4.15%
Banco de Occidente	2016	650.0	October 2019 to October 2028	7.85%; 7.77%; CPI + 3.9%; CPI + 4.60%
Banco Popular	2016	300.0	October 2023 and October 2026	8.10%; CPI + 4.13%
Promigas	2016	400.0	September 2020 and September 2026	CPI +6.9%
Banco de Bogotá	2016	3,290.7	May 2026	6.25%
BAC Credomatic Honduras	2016	4.5	July 2018	6.00%
BAC Banco America Central S.A.	2016	212.3	March 2017 to October 2021	4.25% to 5.80%
BAC Credomatic de Centroamérica S.A.	2016	34.3	January 2017	4.50%
BAC Credomatic de Guatemala S.A.	2016	528.1	January 2017 to October 2018	4.50% to 8.50%

Capital expenditures

Grupo Aval incurred Ps 626.7 billion of capital expenditures in property, plant and equipment in 2016, as compared to Ps 637.7 billion in 2015.

C.	Research and development, patents and licenses, etc.

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

	At December 31,
Grupo Aval	2016	2015	2014
	(in Ps billions)
Unused credit card limits	17,383.7	16,695.0	11,610.6
Civil demands against our banks	432.3	516.3	720.7
Issued and confirmed letters of credit	1,084.6	805.6	765.8
Unused lines of credit	2,720.4	2,887.9	3,047.3
Bank guarantees	3,510.5	2,896.5	3,109.9
Approved credits not disbursed	2,888.8	2,339.3	2,073.5
Other	943.6	2,364.8	2,011.8
Total	28,964.0	28,505.5	23,339.5

F.	Tabular disclosure of contractual obligations

The following tables present our contractual obligations at December 31, 2016.

	At December 31, 2016
	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	Grupo Aval (in Ps billions)
Liabilities:
Long-term debt obligations(1)	18,568.2	4,425.7	1,988.5	1,974.9	10,179.2
Time deposits	58,006.1	41,288.1	11,041.7	2,457.1	3,219.2
Long-term borrowings from banks and others	17,906.6	7,505.9	4,461.9	2,300.5	3,638.3
Interbank and overnight funds	6,315.7	6,315.7	0.0	0.0	0.0
Operating leases	8,053.6	8,053.6	0.0	0.0	0.0
Employee benefit plans	1,097.6	416.6	133.6	157.6	389.8
Total	109,947.9	68,005.7	17,625.7	6,890.1	17,426.5

(1)	See Note 21 to our audited consolidated financial statements at December 31, 2016.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of Directors

The Board of Directors of Grupo Aval is composed of seven principal members and seven alternate members, each of whom serves a one-year term and may be reelected indefinitely. The term for the current directors expires on March 31, 2018.

The current members of the Board of Directors were appointed at a shareholders’ meeting held on March 31, 2017. The following table presents the names of the current principal and alternate members of the board of directors.

Board member	Alternate
Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuéllar de Jaramillo
Julio Leonzo Álvarez Álvarez (1)(2)(3)	Fabio Castellanos Ordóñez (2)
Germán Michelsen Cuéllar (1)(3)	Gabriel Mesa Zuleta (2)
Esther América Paz Montoya (1)(2)(3)	Germán Villamil Pardo (2)

(1)	Member of the Audit committee.

(2)	Independent director under Colombian requirements.

(3)	Independent director under SEC Audit Committee rules.

Luis Fernando Pabón Pabón is the secretary of our board.

Biographical information of the principal members of our board of directors and the secretary of our board is set forth below. Ages of members of our board of directors throughout this annual report are as of April 24, 2017.

Luis Carlos Sarmiento Angulo, age 84, has served as the Chairman of the board of directors of Grupo Aval since 1999. Mr. Sarmiento Angulo is the founder and controlling shareholder of Grupo Aval and, since 1985, has served as a member of the board of directors of Organización Luis Carlos Sarmiento Angulo Ltda., an affiliate of our controlling shareholder. Since 2010 he has served as principal member of the Board of Directors of Casa Editorial El Tiempo and of CEET TV. He also serves as Chairman of the board of directors of the following not-for-profit entities: Fundación para el Futuro de Colombia—Colfuturo; Fundación Grupo Aval and Fundación Luis Carlos Sarmiento Angulo, through which he is sponsoring, among other initiatives, Corporación Microcrédito Aval, a microfinance not-for-profit organization. He holds a degree in Civil Engineering from Universidad Nacional de Colombia. He is the father of the President of Grupo Aval, Mr. Luis Carlos Sarmiento Gutiérrez. Mr. Sarmiento Angulo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Alejandro Figueroa Jaramillo, age 75, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Figueroa Jaramillo has been the President of Banco de Bogotá since 1988. He has been employed with Banco de Bogotá since 1973, where he also served as Executive Vice President and Vice President of Finance. He is the Chairman of the board of directors of Porvenir and has been a board member of Porvenir since 1991. He has also been a member of the board of directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011. He previously served as Vice-Minister and Deputy Minister of Economic Development of Colombia. He holds a degree in Civil Engineering from Facultad de Minas de la Universidad Nacional in Antioquia and a Master of Arts degree and PhD candidate in Economics from Harvard University. Mr. Figueroa Jaramillo’s business address is Calle 35 No. 7-47, Bogotá, D.C., Colombia.

Efraín Otero Álvarez, age 68, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Otero Álvarez has been the President of Banco de Occidente since 1995. He has been employed with Banco de Occidente since 1973, where he also served as Vice President of Finance and Executive Vice President. He has also served as a member of the boards of directors of Porvenir since 1995, of Corficolombiana since 1998, of Banco de Occidente—Panamá since 1996, Occidental Bank of Barbados since 2006 and of Fundación Grupo Aval since 2011. He previously worked as an economist at Corporación Autónoma del Valle del Cauca. He holds a degree in Economics and a Master’s degree in Industrial Engineering, both from the Universidad del Valle. Mr. Otero Álvarez’s business address is Carrera 4 No. 7-61, Cali, Colombia.

Álvaro Velásquez Cock, age 77, has served as a principal member of the board of directors of Grupo Aval since 2013 and previously as an alternate member thereof since 2008. Mr. Velásquez Cock previously served as an alternate member of the board of directors of Grupo Aval since 2008. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendency of Finance. He has been a member of the board of directors of Banco de Bogotá since 2001, of Banco de Bogotá—Panamá since 1984, of Corficolombiana since 1992, of Unipalma since 1996 and of BAC Credomatic entities since 2011. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Calle 69 No. 9-58, Bogotá, D.C., Colombia.

Julio Leonzo Álvarez Álvarez, age 70, has served as a principal member of the board of directors of Grupo Aval since 2013. Mr. Álvarez has previously occupied several positions at Grupo Aval, including Vice President of Shared Services, and Vice President of Corporate Systems. Mr. Álvarez Álvarez has acted as President of Avianca S.A., Cervecería Unión S.A. and Pedro Gómez & Cía S.A. He has been a member of the board of directors of Porvenir since 2001 and of Banco Popular since 1996 and is a former member of the board of directors of A Toda Hora S.A.—ATH. He holds a degree in civil engineering from the Universidad Nacional de Colombia with studies in the Higher Management Program, INALDE at the Universidad de la Sabana, Postgraduate Program in Financial Management at the Universidad de Medellín, and Postgraduate Program in Statistics Applied to Engineering at the Universidad Nacional de Colombia. Mr. Álvarez Álvarez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Germán Michelsen Cuéllar, age 70, has served as a principal member on the board of directors of Grupo Aval since 2017 and previously as an alternate member thereof since 2016. Mr. Michelsen Cuéllar is an independent consultant. He has been Chief Credit Officer, Vice President for the International and Treasury Division and Vicepresident of Corporate Banking of Banco de Bogotá, as well as Manager of Banco de Bogotá New York. Mr. Michelsen Cuéllar serves as member of the Board of Directors of Fiduciaria Bogotá S.A., Almaviva S.A., Hoteles Estelar S.A. and Pizano S.A. He holds a Bachelor´s degree in Economics from Universidad Javeriana, and has participated in the Senior Management Program from the Universidad de los Andes School of Business. Mr. Michelsen Cuéllar’s business address is Calle 82 # 11-37 Office 209, Bogotá, D.C., Colombia.

Esther América Paz Montoya, age 62, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the board of directors of Agremiación Cívica Centro Internacional San Diego S.A. since 2009. She holds a degree in Business Administration from the Universidad del Valle and a Finance specialty from Universidad de Los Andes. Ms. Paz Montoya’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Biographical information of the alternate members of our board of directors is set forth below.

Mauricio Cárdenas Müller, age 47, has served as an alternate member of the board of directors of Grupo Aval since 2015. Previously, he served as a principal member on the board of directors of Grupo Aval from 2010 until 2014, and as an alternate member thereof since 2002 until 2010. Mr. Cárdenas Müller has acted as chief advisor to Luis Carlos Sarmiento Angulo since 2004. He is a member of the board of directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. since 2014, and previously served from 2002 until 2011. He has also served as a member of the board of directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, of Porvenir since 2008, and of Casa Editorial El Tiempo since 2011. Mr. Cárdenas holds a degree in Electronic Engineering from Universidad Javeriana and a Master’s degree in Business Administration from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá, D.C., Colombia.

Juan María Robledo Uribe, age 72, has served as an alternate member on the board of directors of Grupo Aval since 2000. Mr. Robledo Uribe has acted as Executive Vice President of Banco de Bogotá from 1990 to 1992, from 1993 to 2001 and since 2003. He has been employed with Banco de Bogotá for 50 years, where he has also served as Vice President of Banking Services and Vice President of Commercial Banking. He has been a member of the board of directors of Corficolombiana from 1993 to 2001 and since 2006, of Fidubogotá since 2007, of Porvenir since 1991 and of Fundación Grupo Aval since 2011. He holds a degree in Economics from the Universidad del Rosario. He is also the former President of Banco del Comercio (which merged with Banco de Bogotá in 1992) and of Corficolombiana from 2003 until 2005. Mr. Robledo Uribe’s business address is Calle 35 No. 7-47, Bogotá, D.C., Colombia.

Juan Camilo Ángel Mejía, age 51, has served as an alternate member on the board of directors of Grupo Aval since 2008. Mr. Ángel Mejía has been the President of Banco AV Villas since 2007, and previously acted as its Vice President of Credit and Portfolio, Vice President of Asset Regularization and Vice President of Real Estate. Previously he was an advisor in the Offerings Department of Banco Central Hipotecario and Project Manager in the Capital Markets division of Corfinsura. He has also been a member of the board of directors of Asociación Bancaria de Colombia since 2007, of Titularizadora Colombiana S.A. since 2008 and of Fundación Grupo Aval since 2011. He holds a degree in Civil Engineering from the Universidad de Medellín. Mr. Ángel Mejía’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Ana María Cuéllar de Jaramillo, age 63, has served as an alternate member of the board of directors of Banco de Bogotá since 2007 and also serves as a member of the board of directors of Megalínea and Biomax S.A. and of BAC Credomatic entities since 2011. Ms. Cuéllar de Jaramillo is an independent consultant who specializes in systems and procedures for financial control and has formerly served as Director of the Dirección de Impuestos y Aduanas Nacionales DIAN and in several positions in Citibank. She holds a degree in accounting from Universidad Jorge Tadeo Lozano. Ms. Cuéllar de Jaramillo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Fabio Castellanos Ordóñez, age 60, has served as an alternate member of the board of directors of Grupo Aval since 2015. He is the local representative in Colombia of AMF (Ascending Markets Financial Guaranty Corporation) and has previously acted as Chief Country Officer and Executive Director of ABN-AMRO Bank (Colombia) S.A., The Royal Bank of Scotland (Colombia) S.A., Scotiabank Colombia S.A. and Vice President and Corporate Finance Executive of the Representative Office in Colombia of The Chase Manhattan Bank, N.A. Mr. Castellanos serves as member of the Board of Directors of Junior Achievement Colombia, Ignacio Gómez IHM S.A. and Corporación Umabarí. Mr. Castellanos Ordóñez’ business address is Calle 112#1-10 E, T 5, Bogotá, D.C., Colombia.

Gabriel Mesa Zuleta, age 50, has served as an alternate member on the board of directors of Grupo Aval in several instances since 2004. Mr. Mesa Zuleta has been the President of Sadinsa S.A. since 2003 and a member of the board of directors of Banco Popular since 2004, of Seguros Alfa S.A. since 2004 and of Seguros de Vida Alfa S.A. since 2004. He previously acted as Director of the Administrative Department of the President of the Republic of Colombia and as President of Empresa de Telecomunicaciones de Colombia–Telecom. He holds a law degree from the Universidad del Rosario. Mr. Mesa Zuleta’s business address is Carrera 13 No. 26–45, Bogotá, D.C., Colombia.

Germán Villamil Pardo, age 57, has served as an alternate member on the board of directors of Grupo Aval since 2010 and previously as a principal member thereof since 2006. Mr. Villamil Pardo is a partner of Gómez Pinzón Zuleta Abogados S.A. He has served as a member of the board of directors of Gómez Pinzón Zuleta Abogados S.A. since 1997 and Gómez Pinzón Zuleta Asemarcas S.A. since 2003. Mr. Villamil Pardo formerly served as a member of the board of Inversiones Inmobiliarias Arauco Alameda S.A.S and Inversiones Inmobiliarias Barranquilla Arauco S.A.S. He previously held several positions in the Ministry of Finance of Colombia as well as in Banco de la República. He holds a law degree with a specialty in tax from the Universidad de los Andes. Mr. Villamil Pardo’s business address is Calle 67 No. 7-35 Oficina 1204, Bogotá, D.C., Colombia.

Luis Fernando Pabón Pabón, age 58, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the board of directors of Banco AV Villas since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007, of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006 and of Casa Editorial El Tiempo and CEET TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and a specialization in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

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

The following table lists the names and positions of our executive officers and the presidents of our banking subsidiaries, Corficolombiana, Porvenir and BAC Credomatic. Certain of our executive officers are also members of the boards of directors of our subsidiaries.

Name	Position
Luis Carlos Sarmiento Gutiérrez	President
Diego Fernando Solano Saravia	Chief Financial Officer
Diego Rodríguez Piedrahita	Chief Risk Management Officer
Carlos Ernesto Pérez Buenaventura	Chief Strategy Officer
Rodolfo Vélez Borda	Chief of Shared Services
Rafael Eduardo Neira Torres	Chief of Internal Control
Jorge Adrián Rincón Plata	Chief Legal Counsel
María Edith González Flórez	Vice President of Accounting
Tatiana Uribe Benninghoff	Vice-President of Financial Planning and Investor Relations

Banco de Bogotá
Alejandro Figueroa Jaramillo	President
Banco de Occidente
Efraín Otero Álvarez	President
Banco Popular
Carlos Eduardo Upegui Cuartas	President
Banco AV Villas
Juan Camilo Ángel Mejía	President
Corficolombiana
Bernardo Noreña Ocampo	President
Porvenir
Miguel Largacha Martínez	President
BAC Credomatic
Rodolfo Tabash Espinach	President

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 24, 2017.

Luis Carlos Sarmiento Gutiérrez, age 55, has acted as President of Grupo Aval since 2000. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He has been the Chairman of the board of directors of Banco de Bogotá since 2004 and of Corficolombiana since 2006. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a Master’s degree in Business Administration with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez is the son of the Chairman of the board of directors of Grupo Aval, Mr. Sarmiento Angulo. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Diego Fernando Solano Saravia, age 51, has acted as Chief Financial Officer, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. He previously served as associate principal at McKinsey & Co. and Corporate Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Diego Rodríguez Piedrahita, age 58, has acted as Chief Risk Management Officer of Grupo Aval since 1999. Mr. Rodríguez Piedrahita previously worked at Bank of America and ING. He has been the Chairman of the board of directors of Banco AV Villas since 2004 and has been a board member thereof since 2000. He has also been a member of the board of directors of Fidubogotá since 2000, Organización Luis Carlos Sarmiento Angulo Ltda. since 2006, Inverprogreso S.A. since 2003 and of Inversegovia S.A. since 2003. He holds a Bachelor’s degree in Business Management and a Master in Business Administration from George Washington University. Mr. Rodríguez Piedrahita’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Carlos Ernesto Pérez Buenaventura, age 62, has served as Chief Strategy Officer of Grupo Aval since 2012 and formerly as CEO of Barclays in Spain. Previously he was the Division Head responsible for the Retail Bank, the Pension Fund Business and the Consumer Finance Companies of Citigroup in Argentina, Chile, Uruguay and Paraguay. He also worked for Citigroup in Colombia, Ecuador and Puerto Rico. In addition he has served as Marketing and Sales Manager of Alpina S.A. (food-producing company). He has been a board member of Banco AV Villas since 2013 and of Porvenir since 2014. He holds a degree in Industrial Engineering from Universidad Javeriana and pursued graduate studies in Business Management from Universidad del Rosario. Mr. Pérez Buenaventura’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rodolfo Vélez Borda, age 52, has served as Chief of Shared Services at Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He has been a member of the board of directors of Fondo de Empleados FEVI since 2012, ACH Colombia S.A. since 2006 and A Toda Hora S.A. ATH since 2005. He holds a degree in Systems Engineering from the Universidad de Los Andes, a Telecommunications specialty from the Universidad de Los Andes and a Business Management specialty from Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rafael Eduardo Neira Torres, age 61, has acted as Chief of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Financial Superintendent, and formerly as Adjunct Financial Superintendent, at the Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in Accounting from the Universidad Jorge Tadeo Lozano and in Banking Management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Jorge Adrián Rincón Plata, age 37, has acted as our Chief Legal Counsel since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

María Edith González Flórez, age 58, has acted as Vice President of Accounting, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and a Finance specialty from Universidad ICESI. Ms. González Flórez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Tatiana Uribe Benninghoff, age 36, has acted as Vice-President of Financial Planning and Investor Relations since 2013 and formerly as Strategy and M&A Manager since 2012 at Grupo Aval. Previously she served as a junior advisor to the Chairman of the Board of Grupo Aval and as an Investment Bank Director at Corficolombiana S.A. She holds a degree in Finance and International Relations from the Universidad Externado de Colombia and a Master of Business Administration from the McDonough School of Business at Georgetown University where she was given the Beta Gamma Sigma award. Her business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Carlos Eduardo Upegui Cuartas, age 55, has served as President of Banco Popular since June 2014. Mr. Upegui previously served as Executive Vice-president of Banco Popular, legal representative of Ripley Compañía de Financiamiento S.A. from 2012 to 2014 and President of BCSC S.A. from 2009 to 2012. He has also served in the past as member of the Board of Directors in several financial entities including Metlife Colombia Seguros de Vida S.A., Titularizadora Colombiana S.A., Depósito Centralizado de Valores de Colombia—Deceval S.A. He holds a degree in business administration with a specialization in markets from Universidad de los Andes. His business address is Calle 17 No. 7-43, Bogotá, D.C., Colombia.

Bernardo Noreña Ocampo, age 56, has been appointed as the Chief Executive Officer of Corficolombiana effective May 16, 2016. Mr. Noreña previously worked at Citibank for 19 years where he most recently served as President of Citibank Colombia. Mr. Noreña holds a degree in Economics from Pontificia Universidad Javierana and an MBA from the University of Notre Dame. His business address is Carrera 13 No. 26-35, Bogotá, D.C., Colombia.

Miguel Largacha Martínez, age 53, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., and held other positions within BBVA Colombia S.A., including Executive Vice President and Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the board of directors of Fundación Grupo Aval since 2011. He holds a law degree from Universidad Javeriana and has further completed postgraduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 27-75, Bogotá, D.C., Colombia.

Rodolfo Tabash Espinach, age 48, has served as Chief Executive Officer of BAC Credomatic since July, 2016. He has previous acted in several key management positions in BAC Credomatic for the past 20 years, including Country Manager for BAC International Bank and its Panamanian subsidiaries, General Manager of BAC International Bank, Regional Chief Operating Officer for BAC Credomatic's Banking Business and Commercial Banking Manager of Banco BAC San José. He is also a member of the board of directors of several BAC Credomatic subsidiaries. Mr. Tabash Espinach holds a degree in business administration from Universidad Internacional de las Américas and an MBA from INCAE. His business address is Centro Corporativo Plaza Roble, Edificio Terrazas B, Escazú, San José, Costa Rica.

B.	Compensation

Our common shareholders must approve the compensation of our board of directors at the shareholders’ ordinary meeting of every calendar year.

Each member of our board of directors, including alternates, receives a fee based on attendance at each board of directors’ session. Members of our audit committee also receive an additional fee for attending audit committee meetings.

For the April 1, 2016 to March 31, 2017 period, the board of directors’ session fee is Ps 2,150,000 per board member and the audit committee session fee is Ps 2,150,000 per board member. For the April 1, 2017 to March 31, 2018 period, the board of directors’ session fee is Ps 2,300,000 per board member and the audit committee session fee is Ps 2,300,000 per board member.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information before our general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, which we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps $85.7 billion (U.S.$28.5 million) in 2016. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain predefined goals, and, therefore, the amounts paid may vary for each officer.

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

Audit committee

Our audit committee is composed of three members, appointed by the board of directors: Esther América Paz Montoya, Julio Leonzo Álvarez Álvarez and Germán Michelsen Cuellar. Julio Leonzo Álvarez Álvarez is the financial expert on the audit committee. All members of our audit committee are independent under the NYSE and SEC corporate governance rules applicable to us. Company officers are not members of the audit committee; however, the meetings and work product of the audit committee are supported by reports and presentations by company officers. Pursuant to Colombian Securities regulation (Law 964 of 2005), the audit committee has a charter approved by the board of directors, which sets forth the main aspects related to the operation of such committee, including, among others, its composition and duties. The audit committee charter addresses various corporate governance subjects. Our external auditor KPMG, as our independent registered public accounting firm, is invited to attend the meetings of the audit committee. Pursuant to Colombian law, the audit committee must meet at least quarterly.

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

At December 31, 2016, on a consolidated basis, we employed approximately 77,050 individuals, with 61,037 employees, 5,085 personnel provided by staffing service companies and 10,928 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Corficolombiana, Porvenir and Grupo Aval (unconsolidated), at December 31, 2016.

	Banco de Bogotá(1)(2)	Banco de Occidente(3)	Banco Popular(4)	Banco AV Villas(5)	Corficolombiana	Porvenir (6)	BAC Credomatic	Grupo Aval (unconsolidated)	Total
Employees	12,919	12,556	4,399	4,890	786	2,685	22,675	127	61,037
Personnel provided by staffing service companies	2,395	85	1,280	806	53	46	418	2	5,085
Outside contractors	3,914	1,362	2,028	1,342	121	226	1,930	5	10,928
Total	19,228	14,003	7,707	7,038	960	2,957	25,023	134	77,050

(1)	Excludes employees of Porvenir, BAC and their subsidiaries.
(2)	51.41% (5,474) of Banco de Bogotá’s direct employees (10,648) are represented by unions and 57.24% (6,095) of such employees are covered by collective bargaining agreements that expire in August 2018.
(3)	45.49% (3,742) of Banco de Occidente’s direct employees (8,226) are represented by unions and are covered by collective bargaining agreements that expire in December 2017.
(4)	66.44% (2,390) of Banco Popular’s direct employees (3,597) are represented by unions and 96.16% (3,459) of such employees are covered by collective bargaining agreements that expire in December 2017.

(5)	15.60% (660) of Banco AV Villas’ direct employees (4,232) are represented by unions and 85.11% (3,602) of such employees are covered by collective bargaining agreements that expire in December 2017.
(6)	Less than 0.2% (4) of Porvenir’s direct employees (2,501) are represented by unions.

E.	Share ownership

Mr. Sarmiento Angulo beneficially owns 96.9% of our outstanding common shares and 43.3% of our preferred shares as determined under SEC rules at April 24, 2017. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.” The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 24, 2017.

Shareholder	Common shares	Percentage of outstanding common shares	Preferred shares	Percentage of outstanding preferred shares
Esther América Paz Montoya	251,718	*	423,076	*
Efraín Otero Álvarez	102,729	*	300,000	*
Luis Fernando Pabón Pabón	78,237	*	115,384	*
Gabriel Mesa Zuleta	65,788	*	35,384	*
Diego Fernando Solano Saravia	49,586	*	152,078	*
Julio Leonzo Álvarez Álvarez	47,694	*	-	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Germán Villamil Pardo	33,058	*	-	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Juan Camilo Ángel Mejía	7,319	*	22,666	*
Rodolfo Vélez Borda	7,112	*	11,538	*
Miguel Largacha Martínez	-	*	172,680	*
Ana María Cuéllar de Jaramillo	-	*	50,846	*
Diego Rodríguez Piedrahita	-	*	49,847	*
Luis Carlos Sarmiento Gutiérrez	-	*	-	*
Alejandro Figueroa Jaramillo	-	*	-	*
Juan María Robledo Uribe	-	*	-	*
Germán Michelsen Cuéllar	-	*	-	*
Rafael Eduardo Neira Torres	-	*	-	*
Carlos Ernesto Pérez Buenaventura	-	*	-	*
Tatiana Uribe Benninghoff	-	*	-	*
María Edith González Flórez	-	*	-	*
Fabio Castellanos Ordóñez	-	*	-	*
Jorge Adrián Rincón Plata	-	*	-	*
Bernardo Noreña Ocampo	-	*	-	*
Carlos Eduardo Upegui Cuartas	-	*	-	*
Rodolfo Tabash Espinach	-	*	-	*

*	less than 0.1%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 79.9% of our issued and outstanding share capital at December 31, 2016. He retained 96.9% of our voting power by virtue of his beneficial ownership of 96.9% of our outstanding common shares, and beneficially owned 43.3% of our outstanding preferred shares, as determined under SEC rules, at April 24, 2017. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 22,281,017,159 of our aggregate equity securities outstanding comprising of 15,237,489,827 common shares outstanding and 7,043,527,332 preferred shares outstanding at April 24, 2017.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of December 31, 2016, regarding the beneficial ownership of our equity securities by:

•	Mr. Sarmiento Angulo, who beneficially owns 79.9% of our outstanding equity securities;

•	all directors and executive officers as a group; and

•	other shareholders.

	At December 31, 2016
Principal beneficial owners	Common shares	Percentage of outstanding common shares	Preferred shares	Percentage of outstanding preferred shares
Luis Carlos Sarmiento Angulo	14,758,013,849	96.9%	3,048,966,627	43.3%
Other directors and officers as a group	718,088	0.0%	1,436,959	0.0%
Other shareholders	478,757,890	3.1%	3,993,123,746	56.7%
Total	15,237,489,827	100.0%	7,043,527,332	100.0%

*	less than 0.1%.

As of December 31, 2016, we had 34,256 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the American Depositary Receipts, or “ADRs,” evidencing ADSs. As of April 13, 2016, there were a total of 2,488 ADR holders of record and 78,427,291 ADRs outstanding, representing 1,568,545,820 preferred shares or 22.3% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	Transactions between Grupo Aval and its subsidiaries, and
	Grupo Aval’s directors and key management and their affiliates(1)	Close family members of Mr. Sarmiento Angulo and their affiliates	Mr. Sarmiento Gutiérrez and his affiliates	Mr. Sarmiento Angulo and his affiliates
	(in Ps billions)
At December 31, 2016
Outstanding loans granted by us(2)	36.9	3.9	0.0	3,083.8
Outstanding loans granted to us(3)	-	-	-
Deposits(4)	35.6	100.8	6.0	3,055.8

At December 31, 2015 (5)
Outstanding loans granted by us(2)	37.5	0.4	0.1	2,486.9
Outstanding loans granted to us(3)	-	-	-
Deposits(4)	19.6	73.0	0.0	3,140.2

(1)	Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Corficolombiana, Porvenir and BAC Credomatic.

(2)	Figures based on disbursed loans. See “—Loans granted to related parties by our banking subsidiaries.”

(3)	Figures based on disbursed loans. See “—Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates.”

(4)	All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and on terms and conditions not materially different from those available to the general public.

(5)	In 2016, Grupo Aval conducted a scope analysis of the applicable definitions for related party transactions under IAS 24 and balances reporting for IFRS purposes. Accordingly, 2015 figures have been adjusted in this section to reflect related party transactions after the scope analysis definitions. These adjustments had no financial statement impact other than for disclosure purposes.

For information on related party transactions in accordance with IFRS disclosure rules, see Note 35 to our audited consolidated financial statements. For the purposes of Note 35 to our audited consolidated financial statements, “related parties” includes entities and persons that must be identified as such pursuant to IAS 24. For the purposes of this section, and as required by SEC rules, “related parties” includes enterprises that control, or are under common control with Grupo Aval, associates, individuals owning directly or indirectly an interest in the voting power that gives them significant influence over Grupo Aval, close family members, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any of the persons listed above. We determine beneficial ownership under SEC rules. See “—A. Major shareholders.”

In the past, Adminegocios & Cia S.C.A., or “Adminegocios,” an affiliate of Mr. Sarmiento, has obtained authorizations of Grupo Aval’s Board of Directors to acquire preferred shares of Grupo Aval. More recently, on December 1, 2015, Adminegocios renewed such authorization to acquire preferred shares of Grupo Aval for a period of six months and up to Ps 150.0 billion (U.S.$62.7 million). Pursuant to such authorizations, as of December 31, 2015 Adminegocios acquired 942,000 preferred shares or Ps 1.0 billion (U.S.$0.33 million) through open market transactions. No acquisition of preferred shares was effected by Adminegocios in 2016.

As of April 24, 2017, Mr. Luis Carlos Sarmiento Angulo has not acquired preferred shares. Certain members of our board of directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

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

Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates

In the past, certain shareholders of Grupo Aval and their affiliates have granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis and at market rates that are substantially consistent with interest rates and collateral that would have been available to such parties from other lenders at the time those borrowings were entered into. Such loans have been granted for general corporate purposes (including funding the acquisition of 13,726,421 mandatorily convertible bonds issued by Banco de Bogotá (converted into 29,205,152 shares of Banco de Bogotá)). Loans have been previously granted on an unsecured basis and a five-year term, with a two-year grace period. There are no outstanding loans granted to Grupo Aval by shareholders of Grupo Aval and their respective affiliates since December 20, 2013 through to April 24, 2017. The prior outstanding balance of Ps 1,373 billion (U.S.$713.7 million) relating to loans granted by Bienes y Comercio S.A., Adminegocios & Cía S.C.A. and Rendifin S.A. were fully repaid on December 18 and December 20, 2013 with proceeds from our 2014 Common Share Rights Offering (effected from December 16, 2013 to January 17, 2014).

The largest amount of loans (including guarantees) outstanding during the period from January 1, 2013 to December 31, 2016 was Ps 1,379 billion (U.S.$463.9 million).

Business and financial reasons for borrowing from entities affiliated with Mr. Sarmiento Angulo

At April 24, 2017, there are no outstanding loans from companies beneficially owned by Mr. Sarmiento Angulo. However, in the past, we have borrowed from entities beneficially owned by Mr. Sarmiento Angulo. These loans have been entered into on an arm’s-length basis with us, the holding company, at a rate substantially consistent with rates that would have been available to the holding company from other lenders at the time those borrowings were entered into. The amount of the loans outstanding from companies beneficially owned by Mr. Sarmiento Angulo was Ps1,373 billion (U.S.$713.7 million) in 2013. Such amounts were repaid on December 18 and December 20, 2013 and there are no outstanding loans since December 20, 2013 through April 24, 2017.

In addition to the global and local bond markets, companies affiliated with our controlling shareholder are among our funding alternatives. Even though we may consider this option in the future, so far Grupo Aval has chosen not to borrow from competing banks at the holding company level considering that affiliated companies provide us with a stable source of financing at rates that are substantially consistent with rates available to us from other lenders. In addition, these loans are executed in a shorter timeframe and at lower transaction costs than if borrowed from other potential sources of funding.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 24, 2017, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular, and 0.3% of Corficolombiana.

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)
For the year ended December 31:
2016	990.2
2015	877.6
2014	747.8

Vida Alfa also provides:

•	life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and

•	workers compensation for all employees of Grupo Aval and its subsidiaries (except BAC Credomatic).

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

Legal proceedings

We, our banking subsidiaries, Corficolombiana, Porvenir and our other subsidiaries are party to lawsuits and administrative proceedings incidental to the normal course of our business.

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. Due to the provisions we have established and the legal opinions we have received, we do not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on our financial conditions or results of operations. For the years ended December 31, 2016 and 2015, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of Ps 155.7 billion and Ps 148.3 billion, respectively.

Constitutional actions

We, our banking subsidiaries, Corficolombiana, Porvenir and our other subsidiaries are also party to collective or class actions (“acciones populares” or “acciones de grupo,” respectively). Collective actions are court actions where an individual seeks to protect collective rights and prevent contingent damages, obtain injunctions and damages caused by an infringement of collective rights of which the following are the most significant.

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

Other litigation

We, our banking subsidiaries, Corficolombiana, Porvenir, BAC Credomatic and our other subsidiaries are from time to time subject to claims and parties to legal proceedings incidental to the normal course of our business, including in connection with our lending activities, employees, taxation matters and other general commercial matters. Due to the inherent difficulty of predicting the outcome of legal disputes, we cannot predict the eventual outcome of these pending matters, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have recorded adequate provisions for the anticipated costs in connection with these claims and legal proceedings and believe that liabilities related to such claims and proceedings should not, in the aggregate, have a material adverse effect on our business, financial conditions, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, the ultimate resolution of these matters may exceed the provisions that we have currently recorded. As a result, the outcome of a particular matter could be material to our operating results for a particular period.

Colombia’s Attorney General’s Office (Fiscalía General de la Nación) initiated an investigation in December 2016 into possible corrupt payments involving Colombian infrastructure projects and has made factual findings to date that Odebrecht S.A., a Brazilian construction conglomerate effected payments from Brazil through its division of structured operations in order to obtain several Government concession contracts, including the toll road concession “Ruta del Sol Sector 2” that was awarded to Concesionaria Ruta del Sol S.A.S., a company controlled by Odebrecht (62%), in which Episol, a subsidiary of Corficolombiana, and CSS Constructores S.A. participate with non-controlling interests of 33% and 5%, respectively.

In addition to this criminal investigation, additional proceedings have been initiated by other judicial and administrative authorities such as the Tribunal Administrativo de Cundinamarca (a State Court competent on administrative law matters), Superintendencia de Industria y Comercio (Antitrust authority), Superintendencia de Sociedades (Superintendency of Corporations), Superintendencia de Puertos y Transporte (Superintendency of Transportation), and the Procuraduría General de la Nación (Country’s General Prosecutor of public servants). Additional investigations and or proceeding from different authorities claiming competence in this matter may arise. Episol and Corficolombiana have been included in some of these investigations and proceedings and may be expected to be included in additional proceedings in the future.

Under the applicable legal and contractual framework, shareholders of the Concessionaire do not have liability for the Concessionaire’s acts or the acts of other shareholders, such as the illegal acts of Odebrecht as shareholder of Concesionaria Ruta del Sol; however, the potential outcome, duration, scope or results of the related inquiries by the relevant authorities in each of these investigations is yet unknown, and we cannot predict how these current and potential investigation or proceedings may impact our company or our subsidiaries.

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

	New York Stock Exchange
	High	Low	Average daily trading volume
	(U.S.$ per ADS)		(in ADS)
Year
2014 (beginning September 23)	13.78	9.46	1,052,705
2015	10.69	6.07	354,620
2016	8.94	5.64	139,553
Quarter
First quarter 2015	10.69	8.50	612,020
Second quarter 2015	10.47	9.16	388,918
Third quarter 2015	9.75	6.48	268,838
Fourth quarter 2015	8.40	6.07	161,305
First quarter 2016	7.73	5.64	116,660
Second quarter 2016	8.23	7.26	167,118
Third quarter 2016	8.94	7.60	154,796
Fourth quarter 2016	8.60	7.28	118,232
First quarter 2017	8.56	7.47	287,847
Month
October 2016	8.60	8.17	133,721
November 2016	8.21	7.28	110,846
December 2016	8.15	7.69	110,130
January 2017	8.42	8.12	143,012
February 2017	8.56	7.79	279,822
March 2017	8.17	7.47	420,419
April 2017 (through April 24)	8.38	8.11	120,201

Source: New York Stock Exchange.

On April 24, 2017, the last reported closing sale price on the New York Stock Exchange was U.S.$8.23 per ADS.

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

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2011 (beginning May 12)	1,320	1,120	3,363,366
2012	1,325	1,130	3,077,023
2013	1,435	1,235	4,323,943
2014	1,455	1,135	6,026,633
2015	1,285	1,020	5,892,746
2016	1,280	990	4,253,627
Quarter
First quarter 2015	1,285	1,140	7,266,326
Second quarter 2015	1,285	1,135	8,559,187
Third quarter 2015	1,285	1,055	4,124,717
Fourth quarter 2015	1,215	1,020	3,775,143
First quarter 2016	1,180	990	3,977,552
Second quarter 2016	1,195	1,135	4,654,413
Third quarter 2016	1,280	1,165	4,413,041
Fourth quarter 2016	1,250	1,150	3,948,170
First quarter 2017	1,235	1,120	5,067,146
Month
October 2016	1,250	1,210	4,110,107
November 2016	1,240	1,150	3,587,620
December 2016	1,225	1,175	4,146,782
January 2017	1,235	1,185	4,010,809
February 2017	1,220	1,135	5,853,389
March 2017	1,175	1,120	5,529,450
April 2017 (through April 24)	1,210	1,170	3,666,761

Source: Colombian Stock Exchange.

On April 24, 2017, the last reported closing sale price on the Colombian Stock Exchange was Ps 1,190 per preferred share.

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the 82 companies listed on the Colombian Stock Exchange at April 24, 2017 was Ps 305.2 trillion (U.S.$106.4 billion at the representative market exchange rate of April 24, 2017). See “Item 4. Information on the Company—B. Business Overview—Industry—Colombia—Recent developments in the Colombian stock market.”

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 24, 2017, we had 15,237,489,827 common shares outstanding, and 7,043,527,332 preferred shares outstanding.

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

Except where Colombian law requires a supermajority, decisions made at a shareholders’ meeting must be approved by a majority of the shares present. Pursuant to Colombian law and/or our by-laws, special-majorities are required in the following cases:

•	the vote of at least 70.0% of the shares present and entitled to vote at a shareholders’ meeting is required to approve the issuance of common shares not subject to preemptive rights;

•	the Company must distribute (1) at least 50.0% of the annual’s net profits according to Article 155 of the Colombian Code of Commerce, or (2) at least 70.0% of the annual’s net profits if the total amount segregated in the legal, statutory and other reserves exceeds the Company’s outstanding capital, according to Article 454 of the Colombian Code of Commerce; however, the vote of at least 78.0% of the shares represented and entitled to vote may approve the distribution of a lower percentage of dividends;

•	the vote of at least 80.0% of the shares present and entitled to vote is required to approve the payment of dividends in shares; however, according to Law 222 of 1995, if a “situation of control” exists, whereby the decision-making power is subject to the will of a person or group of persons, a company may only pay dividends by issuing shares, to the shareholders that so accept;

•	unanimity is required to replace a vacancy on the board of directors without applying the electoral quotient system described above; and

•	the vote of 70.0% of the issued and outstanding common shares and 70.0% of the outstanding and issued preferred shares is required to approve any amendment that may impair the rights of the preferred shares.

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

Dividends

Common Shares

Following the approval of the financial statements at a general shareholders’ meeting, shareholders may determine the allocation of distributable profits, if any, of the preceding accounting period by a resolution approved by the majority of the holders of common shares present at the ordinary general shareholders’ meeting, pursuant to the recommendation of the board of directors and management.

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

Under Colombian law and our by-laws, net profits obtained in each accounting period are to be allocated as follows:

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

In addition, as our shares are publicly traded on the Colombian Stock Exchange, the transfer of the shares is subject to the applicable securities regulation and the rules of the Colombian Stock Exchange.

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

Non-residents are permitted to hold portfolio investments in Colombia, through a registered stock brokerage firm, a trust company or an investment firm. Investors would only be allowed to transfer dividends abroad after the foreign investment registration procedure with the Colombian Central Bank has been completed. The failure of a non-resident investor to report or register foreign exchange transactions with the Colombian Central Bank relating to investments in Colombia on a timely basis may prevent the investor from remitting dividends, or an investigation that may result in a fine, may be commenced.

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

Colombian Tax Considerations

For purposes of Colombian taxation, depending on the individual, residence consists of one of the following:

•	Aliens: Residence is established by the continuous or discontinuous presence in the country for more than 183 days including entry and exit days, within any period of 365 consecutive calendar days. For this purpose, when the continuous or discontinuous presence in the country happens in more than one taxable year, the person would be considered as a Colombian resident for the second taxable year.

•	Diplomatic employees of the Colombian State and their companions: These persons are totally or partially exempted from income tax or capital gains tax in the country in which they are performing their work, according to the Vienna Conventions about diplomatic and consular relationships.

•	Colombian nationals: Residence is established if, during the taxable year: (i) the spouse or permanent companion or dependent children are residents in Colombia for tax purposes; or, (ii) 50% or more of their income is considered to be Colombian-source income; or, (iii) 50% or more of their assets are managed within Colombia; or, (iv) 50% or more of their assets are deemed to be possessed in Colombia; or, (v) foreign residency status has not been demonstrated as required by the Colombian Tax Authorities; or, (vi) they are tax residents in a tax haven as defined by the Colombian Government.

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

Taxation of Dividends

In Colombia, according to Law 1819 of 2016, dividends received by foreign companies or other foreign entities, non-resident individuals and successors of non-residents are subject to income taxes. In this regard, payments of dividends to foreign residents, both individuals and corporations, will be taxed at a rate of 5%. Nonetheless, if the dividend distribution is made out of profits that were not taxed at the entity level (i.e. because of the application of some tax benefit), the distribution will be subject to a 35% withholding tax. In such case, the 5% dividend tax will apply to the distributed amount, net of the 35% withholding. These taxes will be charged on net income generated from January 1, 2017 onwards and will be withheld by the company paying the dividends.

Dividends paid to non-resident holders of ADSs through the depositary will be subject to income taxes and withholding in Colombia. Provided that such dividends are paid in respect of previously taxed earnings at the corporate level, the applicable withholding rate will be of 5%. In the case of dividends paid out of non-taxed earnings at the corporate level, the distribution will be subject to a 35% withholding tax. In such case, the 5% dividend tax will apply to the distributed amount, net of the 35% withholding.

As a general rule, foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia either when the dividends received by them have been subject to withholding taxes or when dividends are paid out of profits subject to income tax at a corporate level. Nonetheless, taking into consideration that Law 1819 of 2016 was recently approved and that it has not been completely regulated, the Colombian tax authorities might eventually determine that foreign individuals and corporation to whom dividends are paid must file an income tax return.

Payments to domestic individuals exceeding 600 UVTs will be taxed at a marginal rate of 5% and those exceeding 1000 UVTs will be taxed at a marginal rate of 10%, while those to domestic corporations will not be taxed.

“UVT” or “Unidad de Valor Tributario” refers to a tax unit established each year by the Colombian Tax Authority (“DIAN”) for the calculation of tax returns. UVT for 2017 amounts to Ps.31,859 (U.S.$10.62).

Taxation of Capital Gains Derived From the Sales of ADSs

Pursuant to Article 24 of the Colombian Tax Code, gains derived by non-resident entities or non-resident individuals of Colombia from the sale of the ADSs are not subject to income, withholding, remittance or other taxes in Colombia. If the holder is a resident in Colombia, this capital gain will be taxed in Colombia according to the general tax rules.

Taxation of Capital Gains Derived From the Sales of Shares

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

ADSs do not have the same tax benefits as equity investments in Colombia. Although ADSs represent our preferred shares, they are subject to a different tax regulatory regime. Accordingly, the tax benefits applicable in Colombia to equity investments, are not applicable to ADSs.

Tax on Foreign Capital Investment Portfolio Income

The 2012 Tax Reform (see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Regulation on Payroll Loans—Tax Reforms”) established a new tax regime for foreign capital portfolio investments. Investors will be required to pay income tax for the profits obtained in the development of their activities, regardless of the vehicle used to carry them out, pursuant to Article 18-1 of the Colombian Tax Code. The withholding rate of such tax is generally 14%; however, a 25% rate will apply to investors domiciled in a tax haven jurisdiction. Article 260-7 of Colombian Tax Code was recently modified by Law 1819 of 2016 that establishes a new legal framework and provides criteria pursuant to which certain jurisdictions may be classified as non-cooperative jurisdictions with low or no taxation or as jurisdictions with preferential tax regimes.

Payment of this tax will be accomplished through withholding that is performed on a monthly basis by the administrator of such investment portfolio, based on the profits earned by the investor during the corresponding month. When the income corresponds to dividends, the withholding will be made by the company paying the dividend at the time of payment.

As a general rule, the withholding, performed according to the rules established in the Colombian Tax Code, shall constitute a final tax and investors will not be required to file an income tax return. However, if the investor sells shares of stock that are listed on the Colombian Stock Exchange in an amount that is above the 10% limit as set forth in Article 36-1 of the Colombian Tax Code (as described in the above paragraph under “—Taxation of Capital Gains Derived from the Sales of Shares”), the investor will be required to file the corresponding income tax return, which will be filed by the administrator of the portfolio on his/her behalf. Additionally, considering that Law 1819 of 2016 was recently approved and that it has not been completely regulated, the Colombian tax authorities might eventually determine that foreign individuals and corporation to whom dividends are paid must file an income tax return.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and on management estimates, we believe we were not a PFIC for U.S. federal income tax purposes for the 2016 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest) and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

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

Certain U.S. Holders who are individuals (and certain entities closely-held by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. entity, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of our ADSs or preferred shares.

F.	Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay will be dependent, in large part, on the amount of dividends received from our subsidiaries. From 2011 to 2016, the amount of dividends that we have paid increased at a compound annual growth rate of 20.0%, mainly driven by the issuance of common and preferred shares in the past years. Until 2016, Grupo Aval declared dividends semi-annually in March and September of each year. Beginning in March 2017, the company started to declare dividends on an annual basis. Our subsidiaries declared Ps 1,687.8 billion in 2016 and Ps 1,142.3 billion in 2015 of dividends payable to us, and we declared an aggregate of Ps 1,965.2 billion in 2016 and Ps 1,310.1 billion in 2015 of dividends to our shareholders.

Unless noted otherwise, the following table presents the net profits of, and dividends declared by, each of our banks and Porvenir, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated. Dividends are paid to us on a monthly basis.

	Dividends declared with respect to net income for the year ended December 31,
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana		Porvenir		Total
							(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	68.7%	68.7%	72.3%	72.3%	93.7%	93.7%	79.9%	79.9%	9.4%	9.4%	20.0%	20.0%	-	-
Unconsolidated net profits	4,235	2,291	530	496	207	305	187	204	308	475	355	277	5,822	4,048
Dividends declared	1,531	894	463	290	107	155	145	93	341	481	265	264	2,852	2,178
Dividends contributed to Grupo Aval	1,052	615	335	210	100	146	116	74	32	45	53	53	1,688	1,142
Dividends declared by Grupo Aval	-	-	-	-	-	-	-	-	-	-	-	-	1,965	1,310

Until 2016, Grupo Aval’s subsidiaries, excluding Banco Popular, declared dividends semi-annually in March and September of each year. Beginning in March 2017, they started to declare dividends on an annual basis. Banco Popular continues to declare dividends semi-annually in March and September of each year.

The allocation of our distributable profits, if any, is determined by our common shareholders following approval of our annual financial statements. Our general shareholders’ meetings generally occur in March, three months after the close of the annual period.

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

Our company pays dividends based on the results shown in our unconsolidated audited financial statements prepared under Colombian IFRS. For the years ended December 31, 2016 and 2015, net income as reported in our Colombian IFRS financial statements was Ps 2,312.4 billion, 8.1% higher and Ps 2,190.7 billion, 7.3% higher than net income as reported in our IFRS financial statements, respectively.

We expect that differences between Colombian IFRS and IFRS financial statements will continue to occur in future periods.

The amount of dividends expected from our subsidiaries will also depend on the future share ownership in our subsidiaries.

Dividend history of Grupo Aval

The following table presents the annual cash dividends paid by Grupo Aval on each share during the periods indicated.

Until 2016, Grupo Aval declared dividends semi-annually in March and September of each year. Beginning in March 2017, the company started to declare dividends on an annual basis.

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2012	49.20	0.021
2013	53.10	0.022
2014	57.90	0.024
2015	58.80	0.019
2016	88.2	0.029

Dividend history of our banking subsidiaries

The following tables set forth the annual cash dividends paid by each of our banks on each share during the periods indicated.

Until 2016, Grupo Aval’s subsidiaries, excluding Banco Popular, declared dividends semi-annually in March and September of each year. Beginning in March 2017, they started to declare dividends on an annual basis. Banco Popular continues to declare dividends semi-annually in March and September of each year.

Banco de Bogotá

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2012	2,028.00	0.848
2013	2,400.00	1.003
2014	2,520.00	1.053
2015	2,700.00	0.857
2016	4,620.00	1,540

Banco de Occidente

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2012	1,452.00	0.607
2013	1,602.00	0.670
2014	1,764.00	0.737
2015	1,860.00	0.591
2016	2,970.00	0.990

Banco Popular

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2012	23.28	0.010
2013	24.00	0.010
2014	24.00	0.010
2015	20.10	0.006
2016	13.85	0.005

Banco AV Villas

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2012	345.00	0.144
2013	363.00	0.152
2014	387.00	0.162
2015	415.00	0.132
2016	645.20	0.215

Dividend history of Corficolombiana

The following tables present the annual cash dividends paid by Corficolombiana during the periods indicated.

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2012	882.00	0.369
2013	660.00	0.276
2014	630.00	0.263
2015	666.00	0.211
2016	276.00	0.092

Dividend history of Porvenir

The following tables present the annual cash dividends paid by Porvenir during the periods indicated.

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2012	–	–
2013	1,212.00	0.507
2014	1,320.36	0.552
2015	1,225.92	0.389
2016	1,770.00	0.590

Dividend history of BAC Credomatic

During 2016, BAC Credomatic declared U.S.$208.57 (Ps 625,846.6) of cash dividend per share.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Risk management

The guiding principles of risk management at Grupo Aval and our banks are the following:

•	collective decision making for commercial loans of significant amount at the board level of each of our banks;

•	extensive and in-depth market knowledge, the result of our market leadership and our experienced, stable and seasoned senior management;

•	clear top-down directives with respect to:

•	know-your-customer policies; and

•	commercial loan credit structures based on the clear identification of sources of repayment and on the cash-flow generating capacity of the borrower;

•	use of common credit analysis tools and loan pricing tools across all our banks;

•	diversification of the commercial loan portfolio with respect to industries and economic groups;

•	specialization in retail banking product niches;

•	extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer loans;

•	use of our extensive market presence in the identification and implementation of best practices for operational risk management; and

•	conservative policies in terms of:

•	the trading portfolio composition, with a bias towards instruments with lower volatility;

•	proprietary trading; and

•	the variable remuneration of trading personnel.

Unless otherwise indicated, risk management figures for Banco de Bogotá consolidate financial data of LB Panamá, including BAC Credomatic. BAC Credomatic has in place its own risk management controls for credit risk, market risk and operational risk.

With respect to credit risk, BAC Credomatic has a centralized structure, led by a Chief Risk Officer (CRO), who reports to the CEO. The Regional Credit Committee, whose members are the CEO, the CRO, and four members of the administration of Grupo Aval and Banco de Bogotá, is responsible for submitting credit policies and procedures at a regional level for the Board of Directors approval. This committee is responsible for monitoring of the loan portfolio. The Regional Credit Committee is also responsible for the final decision for loans which exceed the credit limits delegated to the individual countries. While local risk managers report to the local head, observance of regional policies and procedures is reported to the CRO.

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

Operating Risk Management at BAC Credomatic is carried out using the conceptual methodology of Basel II guidelines and the elements of The Committee of Sponsoring Organizations of the Treadway Commission(COSO). A centralized operating risk management unit ensures that there are in place policies to ensure a standardized treatment of operating risks including methodologies for the timely recognition of the principal exposures, the ownership of operational risks by functional units, accountability throughout the organization and effective procedures to collect information on operational losses. The centralized operating risk committee is also responsible for putting in place an effective business continuity plan.

Credit Risk

The credit-risk management process at all our banks takes into consideration the requirements of the Superintendency of Finance, the guidelines of Grupo Aval credit-risk management and the composition of each of the banks’ loan portfolio, which, in turn, is the result of the execution of each bank’s strategy. See Note 4 to our audited consolidated financial statements.

Commercial Lending

60.0% of our total loan portfolio is composed of commercial loans to corporate and small and medium sized enterprises. However, the level of commercial loans varies in each of our banks. At December 31, 2016, the proportion of commercial loans was 61.7%, 71.2%, 43.4% and 33.1% at Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, respectively.

The credit approval process for commercial loans at each of our banks follows the policies and lending authorities established by each bank subsidiary. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá and Banco AV Villas, Comité de Crédito Dirección General at Banco de Occidente and Comité de Presidencia at Banco Popular), which has lending limits that range between Ps 3.5 billion (approximately U.S.$1.16 million) at Banco AV Villas and Ps 15.0 billion (approximately U.S.$5.0 million) at Banco de Bogotá.

Following the approval of a transaction by the national credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management unit if the loan would result in aggregate exposure to the borrower in excess of Ps 5.0 billion (approximately U.S.$1.66 million). The credit approval process includes the presentation to Grupo Aval´s credit committee of all potential credit exposures per client (or client´s economic group) that, across all of our banks, represent an exposure in excess of Ps 20.0 billion (approximately U.S.$6.4 million) or is considered to be part of a vulnerable sector. Exceptions can be made depending on the risk parameters defined by Grupo Aval´s credit committee. This committee, which is composed of the vice presidents of credit of each of our banks and the risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities. The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). The credit committee will then submit to Grupo Aval´s advisory board those transactions which represent a significant exposure or have exceptions to credit and pricing policies.

The Grupo Aval advisory board, which is chaired by the president of Grupo Aval and composed of the presidents of our banks and some vice presidents of Grupo Aval, meets two times per month to discuss the adoption of risk management policies and how to meet the needs of major corporate and institutional clients, as well as to advise the Grupo Aval banks with respect to defaults or other credit risk issues. The advisory board also evaluates transactions submitted to it by the Grupo Aval risk management committee for compliance with applicable policies and makes recommendations to the banks with respect to such loans. The boards of the banks make the ultimate decisions with respect to such loans.

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

In addition, we make loans to public sector entities. For purposes of evaluating the extension of credit to public sector entities, our banks follow three criteria: (1) the loan must be used to finance an investment that has been approved by local authorities; (2) a source of repayment, primarily tax revenues, must be clearly identified; and (3) the source of repayment so identified must be pledged to secure the loan.

Consumer Lending

Consumer lending represented 30.2% of the total loan portfolio at December 31, 2016; however, the participation and specialization by product varies in each of our banks. At December 31, 2016, Banco Popular’s consumer lending represented 53.4% of the total loan portfolio and was concentrated mainly in payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas and Banco de Bogotá, consumer lending represented 48.1% and 26.5% of their total loan portfolio, respectively. At Banco de Occidente, 25.1% of the total loan portfolio consisted of consumer loans, with motor vehicle financing representing 29.9% of the consumer loan portfolio.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest consumer lending authority at all banks, other than the board of directors, is the national consumer credit committee where the highest lending limits are Ps 3.5 billion (approximately U.S.$1.16 million).

For consumer banking, each bank has developed a business model designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 96.6% of the consumer loan portfolio, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tools, which have allowed the sale of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has a full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts. Banco de Occidente has become a leader in motor vehicle financing by maintaining an independent motor vehicle financing unit which has developed its own statistical models and its own origination and collection strategies.

Mortgage Lending

Mortgage lending represented 9.5% of total loan portfolio at December 31, 2016, compared to 9.2% as of December 31, 2015, with Banco AV Villas and Banco de Bogotá being the highest contributors to this increase. At Banco AV Villas mortgage lending represents 18.5% of its total loan portfolio.

At Banco de Bogotá, mortgage lending represents 11.5% of its total loan portfolio as of December 31, 2016, up from 11.1% in 2015. On the other hand in Central America, the mortgage portfolio represented 20.0% of the total loan portfolio in 2016.

In order to ensure an adequate mortgage loan portfolio quality, Banco de Bogotá and Banco AV Villas have developed statistical models for the origination and follow-up on new mortgage loans, which has resulted in a very low past due to total loan ratios for recently originated loans.

Microcredit Lending

Microcredit loans represented 0.3% of the total loan portfolio at December 31, 2016.

Credit Classification and Provisioning

Our banks continually engage in the determination of risk factors associated with their credit-related assets, through their duration, including restructurings. For such purposes, they have designed and adopted the Sistema de Administración de Riesgo de Crédito (credit risk administration system), or “SARC,” (for its initials in Spanish) in accordance with Superintendency of Finance guidelines. The SARC has integrated credit policies and procedures for the administration of credit risks, models of reference for the determination and calculation of anticipated losses, allowances for coverage of credit risks and internal control procedures.

Our banks are required to classify the loan portfolio in accordance with the rules of the Superintendency of Finance, which established the following loan classification categories: “AA,” “A,” “BB,” “B,” “CC” and “Default,” depending on the strength of the credit and its past due status.

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

Category	Approval	Commercial loan portfolio	Consumer loan portfolio
“AA”	New loans with risk rating at approval of “AA”	Outstanding loans and financial leases with past due payments not exceeding 29 days (i.e., between 0 and 29 days past due).	Loans whose risk rating is “AA” according to the methodology of the Consumer Reference Model,

Category	Approval	Commercial loan portfolio	Consumer loan portfolio
		The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the financial subsidiaries, reflect excellent paying capacity.	or “MRCO,” as established by the Superintendency of Finance

“A”	New loans with risk rating at approval of “A”	Outstanding loans and financial leases with delayed payments in excess of 30 days but not exceeding 59 days (i.e., between 30 and 59 days past due). The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the financial subsidiaries, reflect appropriate paying capacity.	Loans whose risk rating is “A” according to the methodology of the MRCO as established by the Superintendency of Finance

“BB”	New loans with risk rating at approval of “BB”	Outstanding loans and financial leases past due more than 60 days but less than 90 days (i.e., between 60 and 89 days past due). Loans in this category are acceptably serviced and collateralized, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s ability to pay or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.	Loans whose risk rating is “BB” according to the methodology of the MRCO as established by the Superintendency of Finance

“B”	New loans with risk rating at approval of “B”	Outstanding loans and financial leases past due over 90 days but less than 120 days (i.e., between 90 and 119 days past due). The debtor shows insufficient paying capacity of its obligations.	Loans whose risk rating is “B” according to the methodology of the MRCO as established by the Superintendency of Finance

“CC”	New loans with risk rating approval of “CC”	Outstanding loans and financial lessees past due more than 120 days but less than 150 days (i.e., between 120 and 149 days past due). Loans in this category represent grave insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.	Loans whose risk rating is “CC” according to the methodology of the MRCO as established by the Superintendency of Finance

“Default”	–	Outstanding loans and financial leases past due for 150 days or more. This category is deemed uncollectible. These loans are considered in default.	Consumer loan portfolio past due over 90 days

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

Risk classification
Risk category	Commercial	Consumer
“A”	“AA”	“AA”
“A” – between 0 and 30 days past due
“B”	“A”	“A” – more than 30 days past due
	“BB”	“BB”
“C”	“B”	“B”
	“CC”	“CC”
“D”	“Default”	“Default” – all past due loans not classified in “E”
“E”	“Default”	“Default” – past due loans with a Loss given default (LGD) of 100%(1)

(1)	LGD is defined as a percentage to reflect the credit loss incurred if an obligor defaults. LGD for debtors depends on the type of collateral and as a percentage would gradually increase depending on the number of days elapsed after being classified in each category.

For our mortgage and microcredit loan portfolios the risk categories in effect at December 31, 2016, based on past due status, are as follows.

Category	Microcredit	Mortgage
“A” Normal Risk	In compliance or up to date and up to 30 days past due	In compliance or up to 60 days past due
“B” Acceptable Risk	Past due between 31 and 60 days	Past due between 61 and 150 days
“C” Appreciable Risk	Past due between 61 and 90 days	Past due between 151 and 360 days
“D” Significant Risk	Past due between 91 and 120 days	Past due between 361 and 540 days
“E” Uncollectable	Past due over 120 days	Past due over 540 days

Allowances for impairment losses

Grupo Aval´s Banks regularly revise their loan portfolio to evaluate its impairment; while determining if an impairment should be registered with charge to results of the year, management performs judgments for determining if there are observable data indicating a decrease in the estimated cash flow of the loan portfolio before the decrease in such flow may be identified for a particular loan of the portfolio.

The provision calculation process includes analyses of specific, historical and subjective components. The methodologies utilized by our banking subsidiaries include the following elements:

•	A detailed periodical analysis of the loan portfolio.

•	A credit classification system by risk levels

•	A periodical review of the summary of allowances for impairment losses.

•	Identification of loans to be evaluated individually due to impairment.

•	Consideration of internal factors such as size, organizational structure, loan portfolio structure, loan administration process, analysis of overdue portfolio and experiences of historical losses.

•	Consideration of risks inherent to different types of loans.

•	Consideration of external factors, including local, regional and national, as well as economic factors.

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

For quantifying losses incurred in portfolios evaluated collectively the banking subsidiaries of Grupo Aval have calculation methodologies that take into account four fundamental factors: exposure, probability of default, the period of identification of the loss and the severity.

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

Our Colombian banking subsidiaries and Corficolombiana, in Colombia must maintain cash on hand and in restricted banks to comply with the requirements of the Central Bank of Colombia and the Superintendency of Finance. These funds are part of the reserve requirements and are calculated on the daily average of the different customer deposits. Currently, the percentage is 11% on demand and saving deposits, with the exception of time certificates of deposit under 180 days, in which case the percentage is 4.5% or 0% when they exceed that term. See additional information required by IFRS in Note 4 of our financial statements - Liquidity risk.

Our banks have adequate liquidity, as shown in the following table. The three-month cumulative liquidity gap values for our banks for year-end 2016, 2015 and 2014 and reflect unconsolidated figures for each of our banks.

	Year ended December 31,
Three-month cumulative liquidity position	2016	2015	2014
	(in Ps billions)
Banco de Bogotá
Total assets and contingencies	14,396	16,452	14,997
Total liabilities, equity and contingencies	16,466	14,758	15,850
Liquidity gap	(2,069)	1,693	(852)
Net liquid assets (NLA)	3,194	1,782	2,678
Liquidity gap plus NLA	1,125	3,475	1,826
Banco de Occidente
Total assets and contingencies	9,137	7,470	6,219
Total liabilities, equity and contingencies	6,722	3,501	4,896
Liquidity gap	2,415	3,970	1,323
Net liquid assets (NLA)	3,882	2,454	2,713
Liquidity gap plus NLA	6,297	6,424	4,036
Banco Popular
Total assets and contingencies	4,279	4,362	3,580
Total liabilities, equity and contingencies	2,061	3,158	2,275
Liquidity gap	2,218	1,204	1,305
Net liquid assets (NLA)	2,237	1,509	1,219
Liquidity gap plus NLA	4,456	2,713	2,523
Banco AV Villas
Total assets and contingencies	2,280	2,294	1,726
Total liabilities, equity and contingencies	4,175	3,934	3,581
Liquidity gap	(1,896)	(1,639)	(1,856)
Net liquid assets (NLA)	1,952	2,124	3,071
Liquidity gap plus NLA	57	485	1,215
Corficolombiana
Total assets and contingencies	2,880	4,136	1,135
Total liabilities, equity and contingencies	3,522	4,427	1,326
Liquidity gap	(642)	(292)	(192)
Net liquid assets (NLA)	1,476	1,619	977
Liquidity gap plus NLA	834	1,327	785

The following tables show the short-term liquidity index and the IRL Ratio at December 31, 2016 and 2015 for each of our banks, expressed in Ps billions and as a percentage.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Corficolombiana		Banco AV Villas
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	(in Ps billions)
IRL – 7 days	8,733	7,302	3,453	4,044	2,445	1,678	871	772	1,724	1,858
IRL – 15 days	5,605	6,391	3,158	3,832	2,212	1,463	795	596	1,554	1,697
IRL – 30 days	3,786	4,603	2,681	3,339	1,576	1,412	691	497	1,330	1,675

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Corficolombiana		Banco AV Villas
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	(in percentages)
IRL – 7 days	759	980	905	1,089	1435	560	244	191	855	797
IRL – 15 days	226	433	536	717	632	352	217	158	491	498
IRL – 30 days	160	230	323	400	250	324	188	144	314	473

Operational Risk Management

The policies with respect to operational risk at Grupo Aval and our banks are directed at complying with the guidelines established by the Superintendency of Finance (which, in turn, follow the Basel II Accord of 2004), and the U.S. Sarbanes-Oxley Act of 2002. These guidelines require that Colombian banks establish a system for the administration of operational risks (Sistema de Administración de Riesgo Operacional) which includes the identification, measurement, control and monitoring functions as well as a business continuity plan.

In order to comply with these guidelines, each of our banks established within its organizational structure an operational risk unit independent of the operational and control areas of each bank. The responsibilities of these units are the establishment and definition of policies and methodologies and the procedures for communicating within each organization all information related to operational risk. In addition to the staff of each operational risk unit, the banks have established the role of operational risk advisors, which are employees in key areas who, in addition to their functional responsibilities, are required to report events or situations which may result in operational losses. Additionally, each bank has an operational risk management committee which meets on a periodical basis to review operational risks policies and follow up on the execution of action plans.

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

Market Risk Management

Grupo Aval monitors and oversees market risk at a consolidated level through reports received from its banking subsidiaries in charge of managing their own market risk. Grupo Aval on an unconsolidated basis does not have material market risk; however, our banking subsidiaries have substantial market risk, primarily as a result of our banks’ lending, trading and investment businesses. The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, variations in stock price risk and investment fund risk.

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

We and our banks’ respective boards of directors, through their risk management committees, are responsible for establishing policies, procedures and limits with respect to market risk. These committees also monitor overall performance in light of the risks assumed. These policies and procedures describe the control framework used by us and each of our banks to identify, measure and manage market risk exposures inherent in our and their activities. The main purpose of these policies and procedures is to set limits on risk. All risk managers within Grupo Aval must ensure that each business activity is performed in accordance with the policies established by the relevant bank. These policies and procedures are followed in market risk decision-making in all business units and activities. All of our banks have established a Sistema de Administración de Riesgos de Mercado, or SARM (for its initials in Spanish), a market risk management system which meets the requirements of the Superintendency of Finance.

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

Our banks use value at risk, or VaR, to measure their exposure to market risk in trading instruments. VaR is an estimate of the expected maximum loss in market value of a given portfolio over a time horizon at a specific confidence interval, subject to certain assumptions and limitations discussed below.

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

In order to strictly control the trading portfolios, each entity has limits for every risk factor. To determine the limits, the impact of the variation (DV01 change in monetary value caused by a variation of 1 basis point) in each risk is taken into account. These risk limits are validated through stress testing based on historical extreme scenarios.

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

The Superintendency of Finance methodology is based on the Basel II model. This model applies only to the banks’ investment portfolio and excludes investments classified as “held to maturity” and other specific non-trading positions included in the “Available for sale” portfolios. Total market risk is calculated on a daily basis by aggregating the VaR for each risk exposure category on a ten-day horizon using risk factors calculated in extreme market stress scenarios. VaR at month-end comprises part of the capital adequacy ratio calculation (as set forth in Decree 2555 of 2010). The Superintendency of Finance’s rules require our banks to calculate VaR for the following risk factors: interest rate risk, foreign exchange rate risk, variations in stock price risk and fund risk; correlations between risk factors are not considered. The fluctuations in the portfolio’s VaR depend on sensitivity factors determined by the Superintendency of Finance, modified duration and changes in balances outstanding. The ten-day horizon is defined as the average time in which an entity could sell a trading position i the market.

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

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2016 and 2015, for a ten-day horizon for each of our banks. The averages, minimums and maximums are determined based on end-of-the-month calculations.

Banco de Bogotá

	Year ended December 31, 2016				At December 31, 2015
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	346,303	496,788	711,827	324,908	394,248
Foreign exchange rate risk VaR	57,160	37,336	57,160	26,940	19,926
Variations in stock price risk VaR	6,002	9,622	15,089	5,090	4,068
Fund risk VaR	170,020	160,274	170,020	149,082	148,232
Total market risk VaR	579,486	704,020	909,405	550,562	566,474

Banco de Occidente

	Year ended December 31, 2016				At December 31, 2015
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	137,221	154,398	172,552	131,840	168,809
Foreign exchange rate risk VaR	2,029	2,172	3,567	1,488	1,811
Variations in stock price risk VaR	-	-	-	-	-
Fund risk VaR	2,545	3,628	3,898	2,545	3,567
Total market risk VaR	141,794	160,199	177,946	137,343	174,187

Banco Popular

	Year ended December 31, 2016				At December 31, 20145
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	118,920	129,470	149,375	103,097	149,206
Foreign exchange rate risk VaR	273	703	2,551	17	169
Variations in stock price risk VaR	764	813	947	732	723
Fund risk VaR	615	582	683	490	532
Total market risk VaR	120,572	131,567	150,964	104,583	150,630

Banco AV Villas

	Year ended December 31, 2016				At December 31, 2015
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	89,268	100,756	113,347	89,066	109,999
Foreign exchange rate risk VaR	7	307	862	-	248
Variations in stock price risk VaR	-	-	-	-	–
Fund risk VaR	126	115	169	96	135
Total market risk VaR	89,402	101,178	114,065	89,243	110,382

Corficolombiana

	Year ended December 31, 2016				At December 31, 2015
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	141,553	219,143	282,081	130,771	266,513
Foreign exchange rate risk VaR	3,263	3,799	8,730	1,263	3,236
Variations in stock price risk VaR	11,975	10,608	12,295	8,471	9,253
Fund risk VaR	2,906	2,140	3,498	373	3,445
Total market risk VaR	159,697	235,689	293,983	146,966	282,448

The regulatory VaR of our banks decreased between December 31, 2015 and December 31, 2016 mainly because of reductions in the amount and duration of the local currency debt securities (primarily government securities or “TES”) portfolio. The regulatory VaR of Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana decreased 18.6%, 20.0%, 10.9% and 43.5% respectively mainly for the reasons mentioned above.

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

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. At December 31, 2016 and at December 31, 2015, the investment subject to regulatory VaR were holdings in Mineros S.A. and CFC Energy Holdings SAS.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2016 and 2015.

	At December 31,
	2016			2015
	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio
Less than 18 months	-	-	-	–	–	–
18 - 36 months	-	-	-%	164	24	0.3%
More than 36 months	60,845	8,944	100.0%	59,883	8,803	99.7%
Total	60,845	8,944	100.0%	60,048	8,827	100.0%

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

As part of their management of interest rate risk, our banks analyze the interest rate mismatches between their interest-earning assets and their interest-earning liabilities. Our sensitivity analysis based on hypothetical changes of 50 and 100 basis point increases in interest rates would have decreased on our profit before taxes by Ps 82.2 billion and Ps 164.5 billion for the year ended December 31, 2016, respectively (Ps 67.0 billion and Ps 134.0 billion for the year ended December 31, 2015, respectively).

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

For the year ended December 31, 2016 we received approximately U.S.$0.4 million in payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program.

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

As of December 31, 2016, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Management Officer and our Vice-President of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the guidelines set forth by the COSO 2013.

Based on this assessment, management believes that, as of December 31, 2016, its internal control over financial reporting was effective based on those criteria.

C.	Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2016, has been audited by KPMG, an independent registered public accounting firm, which appears on page F-2.

D.	Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  Audit committee financial expert

The board of directors has determined that Julio Leonzo Álvarez Álvarez is an audit committee financial expert. All members of our audit committee, namely Esther América Paz Montoya, Julio Leonzo Álvarez Álvarez and Germán Michelsen Cuéllar, are independent audit committee members under the standards of the New York Stock Exchange, which applies the audit committee independence requirements of the Securities and Exchange Commission.

ITEM 16B.  Code of ethics

New York Stock Exchange rules for U.S. companies require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have in place a code of ethics that applies to the Company’s officers and employees.

ITEM 16C.  Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2016	2015
	(In Ps millions)

Audit fees	24,013	18,966
Audit-related fees	-	-
Tax fees	8	11
Other fees paid	3	308

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 24,013 million and Ps 18,966 million for the years 2016 and 2015, respectively.

Additionally other fees paid totaled Ps 3 million and Ps 308 million for the years ended 2016 and 2015, respectively, and tax fees paid totaled Ps 8 million and Ps11 million for the years ended 2016 and 2015, respectively.

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

ITEM 16E.  Purchases of equity securities by the issuer and affiliated purchasers

Grupo Aval may repurchase its shares only with retained earnings. On the other hand, Colombian law prohibits the repurchase of shares of entities under the comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance. As such, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective financial subsidiaries, including Corficolombiana, Porvenir and BAC Credomatic are not permitted to repurchase their shares or Grupo Aval’s shares.

In 2016, no purchases of our preferred shares, were effected by our “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended). Grupo Aval did not effect any purchases of its preferred shares or ADSs.

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

Shareholder approval of dividends

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

ITEM 18.  Financial statements

Financial Statements are filed as part of this annual report, see page F-1.

ITEM 19.  Exhibits

1.1	English translation of By-laws of Grupo Aval (incorporated by reference to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on March 7, 2011).

2.1	Indenture among Grupo Aval Limited, as Issuer, Grupo Aval Acciones y Valores S.A., as Guarantor, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of September 26, 2012 (incorporated by reference to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on April 26, 2013).

2.2	Form of Deposit Agreement among Grupo Aval, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to our Registration Statement on Form F-6 (File No. 333-198614) filed with the SEC on September 8, 2014).

4.1	Loan Agreement between Bancolombia S.A. and Leasing Bogotá S.A. – Panamá, dated as of November 26, 2010 (incorporated by reference to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on March 7, 2011).

4.2	Loan Agreement between Bancolombia S.A. and Leasing Bogotá S.A. – Panamá, dated as of November 26, 2010 (incorporated by reference to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on March 7, 2011).

8.1	List of subsidiaries.

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014
Report of independent registered public accounting firm	F-2
Consolidated statements of financial position as of December 31, 2016 and 2015	F-4
Consolidated statements of income for the years ended as of December 31, 2016, 2015 and 2014	F-6
Consolidated statements of comprehensive income for the years ended as of December 31, 2016, 2015 and 2014	F-7
Consolidated statements of changes in equity for the years ended December 31, 2016, 2015 and 2014	F-8
Consolidated statements of cash flow for the years ended December 31, 2016, 2015 and 2014	F-9
Notes to the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-11

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Grupo Aval Acciones y Valores, S.A. and Subsidiaries:

We have audited the accompanying consolidated statements of financial position of Grupo Aval Acciones y Valores S.A. and subsidiaries (“Grupo Aval”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited Grupo Aval’s internal control over financial reporting as of December 3l, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo Aval’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’ s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Grupo Aval 's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval Acciones y Valores, S. A. and subsidiaries as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Grupo Aval maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) .

The accompanying consolidated financial statement as of and for the year ended December 31, 2016 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Colombian pesos have been translated into United States dollars on the basis set forth in note 2.4 of the notes to the consolidated financial statements.

/s/ KPMG S.A.S.

KPMG S.A.S.

Bogotá, Colombia
April 25, 2017

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2016 and 2015

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of U.S. dollars)

	Note	US$ (1)	December 31, 2016		December 31, 2015
Assets
Cash and cash equivalents	6	7,395.9	Ps.	22,193,004	Ps.	22,284,977

Financial assets held for trading through profit or losses
Debt securities	7	781.1		2,343,902		3,061,916
Equity securities	7	582.4		1,747,614		1,521,265
		1,363.5		4,091,516		4,583,181
Derivative instruments	10	167.4		502,209		1,024,972
		1,530.9		4,593,725		5,608,153

Available for sale financial assets:
Debt securities	8	5,886.2		17,662,733		18,987,370
Equity securities	8	243.2		729,779		697,575
		6,129.4		18,392,512		19,684,945

Investments held to maturity	9	856.6		2,570,486		2,395,280

Other financial assets at fair value through profit or loss	16	690.7		2,072,674		1,891,692

Loans and receivables:	11
Commercial		31,042.4		93,149,211		89,498,148
Consumer		15,639.0		46,927,997		42,230,509
Mortgages		4,893.4		14,683,537		13,418,079
Microcredit		133.0		399,431		399,262
Allowance for impairment losses		(1,420.1)		(4,261,444)		(3,718,324)
		50,287.7		150,898,732		141,827,674
Other accounts receivable	12	1,174.6		3,524,594		3,202,221
Total loans and receivables		51,462.3		154,423,326		145,029,895

Hedging derivatives	10	42.8		128,479		33,690
Non-current assets held for sale	13	86.5		259,527		199,475
Investments in associates and joint ventures	14	382.1		1,146,647		927,599

Tangible assets:	15
Own-use property, plant and equipment net,		1,966.6		5,901,325		5,735,590
Investment properties		203.4		610,188		538,246
Biological assets		16.0		48,002		240,212
		2,186.0		6,559,515		6,514,048

Concession arrangement rights	16	934.9		2,805,314		2,390,701
Goodwill	17	2,274.4		6,824,935		7,055,975
Other intangible assets	18	245.0		735,043		612,892

Income tax assets:	19
Current		194.6		584,157		564,727
Deferred		65.0		194,962		920,473
		259.6		779,119		1,485,200

Other assets		196.5		589,415		564,742
Total assets		74,673.6	Ps.	224,073,721	Ps.	216,679,264

(1)	See note 2.4

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2016 and 2015

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of U.S. dollars)

	Note	US$ (1)	December 31, 2016		December 31, 2015
Liabilities and equity
Liabilities
Financial liabilities held for trading
Derivative instruments	10	213.5	Ps.	640,695	Ps.	1,143,238

Financial liabilities at amortized cost
Customer deposits:	20
Checking accounts		11,656.6		34,978,189		33,430,665
Savings accounts		16,854.0		50,573,924		50,298,080
Time deposits		19,330.8		58,006,144		51,777,366
Other		109.6		328,798		448,517
		47,951.0		143,887,055		135,954,628

Financial obligations	21
Interbank borrowings and overnight funds		2,104.7		6,315,717		9,474,871
Borrowings from banks and others		5,967.5		17,906,633		18,750,616
Bonds		6,187.9		18,568,236		16,567,123
Borrowings from development entities		908.4		2,725,695		2,506,649
		15,168.5		45,516,281		47,299,259
Total financial liabilities at amortized cost		63,119.5		189,403,336		183,253,887

Hedging derivatives	10	14.5		43,436		337,750

Provisions:	23
For legal		51.9		155,749		148,313
Other		154.8		464,607		451,913
		206.7		620,356		600,226

Income tax liabilities	19
Current		135.0		405,081		669,694
Deferred		415.5		1,246,809		1,222,444
		550.5		1,651,890		1,892,138
Employee benefits	22	365.8		1,097,594		1,022,289
Other Liabilities	24	1,985.3		5,957,192		5,523,456
Total liabilities		66,455.8		199,414,499		193,772,984

Equity
Controlling interest	25
Subscribed and paid-in capital		7.4		22,281		22,281
Additional paid-in capital		2,768.5		8,307,527		8,307,765
Retained earnings		2,173.6		6,522,128		5,699,446
Accumulated other comprehensive income		249.8		749,617		538,129
Equity of controlling interest		5,199.3		15,601,553		14,567,621
Non-controlling interest	26	3,018.5		9,057,669		8,338,659
Total equity		8,217.8		24,659,222		22,906,280
Total liabilities and equity		74,673.6	Ps.	224,073,721	Ps.	216,679,264

(1)	See note 2.4

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Income

For the years ended December 31 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of U.S. dollars)

	For the years ended
	Note	US$ (1)	December 31, 2016		December 31, 2015		December 31, 2014
Interest income
Loan portfolio		5,553.9	Ps.	16,665,516	Ps.	13,004,102	Ps.	10,648,623
Investments in debt securities		293.7		881,454		1,071,496		773,182
		5,847.6		17,546,970		14,075,598		11,421,805

Interest expenses
Deposits
Checking accounts		86.3		258,925		183,218		171,304
Savings accounts		713.1		2,139,841		1,426,187		1,280,940
Time deposits		1,137.6		3,413,489		2,222,836		1,632,932
		1,937.0		5,812,255		3,832,241		3,085,176

Financial obligations
Interbank borrowings and overnight funds		190.0		570,184		340,594		184,954
Bank borrowings and others		191.8		575,710		413,809		346,787
Bonds		426.0		1,278,253		1,041,105		804,170
Borrowing from development entities		52.0		156,003		123,710		77,635
		859.8		2,580,150		1,919,218		1,413,546
Total interest expenses		2,796.8		8,392,405		5,751,459		4,498,722

Net interest income		3,050.8	Ps.	9,154,565	Ps.	8,324,139	Ps.	6,923,083

Impairment losses
Loan and other accounts receivable		1,001.2		3,004,184		2,127,750		1,697,513
Other assets		39.3		117,947		32,173		11,976
Recovery of charged-off financial assets		(96.8)		(290,444)		(219,679)		(189,593)
Net impairment loss		943.7		2,831,687		1,940,244		1,519,896
Net interest income, after impairment losses		2,107.1	Ps.	6,322,878	Ps.	6,383,895	Ps.	5,403,187

Commission and fee income		1,626.0		4,879,187		4,284,233		3,546,685
Commission and fee expensive		(206.5)		(619,528)		(621,946)		(509,529)
Net commission and fee income	28	1,419.5	Ps.	4,259,659	Ps.	3,662,287	Ps.	3,037,156
Net trading income	29	241.5		724,698		245,199		369,853
Net income from financial instruments designated at fair value	16	60.3		180,982		153,094		172,889

Other income	30	868.3		2,605,401		2,389,296		2,096,148
Other expenses	30	2,839.3		8,519,773		7,609,115		6,273,454

Income before income tax expense		1,857.5		5,573,845		5,224,656		4,805,779
Income tax expense	19	685.5		2,056,909		1,878,970		1,808,298
Net income for the year		1,172.0	Ps.	3,516,936	Ps.	3,345,686	Ps.	2,997,481

Net income for the year attributable to:	25
Owners of the parent		713.1		2,139,866		2,041,364		1,815,016
Non-controlling interest		458.9		1,377,070		1,304,322		1,182,465
		1,172.0	Ps.	3,516,936	Ps.	3,345,686	Ps.	2,997,481

Earnings per share (in Colombian pesos)				96.040		91.619		86.854

(1)	See note 2.4

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Comprehensive Income

For the years ended December 31 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of U.S. dollars)

	Note	US$ (1)	December 31, 2016		December 31, 2015		December 31, 2014
Net income for the year		1,172.0	Ps.	3,516,936	Ps.	3,345,686	Ps.	2,997,481
Other comprehensive income
Items that may be reclassified to profit or loss
Hedging of net investments in foreign operations:
Net investment in foreign subsidiaries operations		(153.8)		(461,385)		2,296,707		1,329,007
Net investment in foreign branches		(4.5)		(13,615)		70,142		37,612
Hedging derivative instrument		97.1		291,506		(1,683,346)		(870,910)
Hedging non-derivative instrument		11.9		35,819		(755,431)		(483,633)
Cash flow hedges		6.0		17,967		17,500		7,000
Foreign currency translation differences for foreign operations		(41.7)		(125,161)		24,878		(9,127)
Unrealized gains (losses) on available for sale financial assets:
Debt financial instruments		316.0		948,212		(922,083)		10,153
Equity financial instruments		11.5		34,509		(6,548)		29,029
Investments accounted by equity method	14	(6.7)		(20,061)		31,964		54,301
Income tax	19	(126.3)		(378,877)		1,205,865		466,565
		109.6		328,914		279,648		569,997

Items that will not be reclassified to profit or loss the period
Actuarial gains (losses) from defined benefit pension plans	22	(13.7)		(41,228)		6,162		(9,546)
Income tax	19	4.8		14,521		(7,251)		(1,836)
		(8.9)		(26,707)		(1,089)		(11,382)

Total other comprehensive income		100.7	Ps.	302,207	Ps.	278,559	Ps.	558,615
Total comprehensive income, net of taxes		1,272.7	Ps.	3,819,143	Ps.	3,624,245	Ps.	3,556,096

Total comprehensive income for the year attributable to:
Owners of the parent		783.6		2,351,354		2,207,165		2,067,206
Non-controlling interest		489.1		1,467,789		1,417,080		1,488,890
		1,272.7	Ps.	3,819,143	Ps.	3,624,245	Ps.	3,556,096

(1)	See note 2.4

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of U.S. dollars)

	Subscribed and paid-in capital		Additional paid - in capital		Retained earnings		Other comprehensive income (OCI)		Equity controlling interest		Non- controlling interest		Total equity
Balance at January 1, 2014	Ps.	20,178	Ps.	5,784,518	Ps.	4,339,228	Ps.	120,138	Ps.	10,264,062	Ps.	6,575,376	Ps.	16,839,438
Issuance of shares		2,103		2,720,211		-		-		2,722,314		-		2,722,314
Subsidiaries capitalizations by non-controlling interest		-		-		-		-		-		665,059		665,059
Acquisition of non-controlling interest		-		(192,851)		-		-		(192,851)		(92,729)		(285,580)
Dividends declared		-		-		(1,192,680)		-		(1,192,680)		(948,639)		(2,141,319)
Donations		-		-		(30)		-		(30)		(14)		(44)
Increase in OCI		-		-		-		252,190		252,190		306,425		558,615
Net income		-		-		1,815,016		-		1,815,016		1,182,465		2,997,481
Balance at December 31, 2014	Ps.	22,281	Ps.	8,311,878	Ps.	4,961,534	Ps.	372,328	Ps.	13,668,021	Ps.	7,687,943	Ps.	21,355,964
Issuance of shares		-		33		-		-		33		112,017		112,050
Acquisition of non-controlling interest		-		(4,146)		-		-		(4,146)		(2,910)		(7,056)
Dividends declared		-		-		(1,303,440)		-		(1,303,440)		(875,465)		(2,178,905)
Donations		-		-		(12)		-		(12)		(6)		(18)
Increase in OCI		-		-		-		165,801		165,801		112,758		278,559
Net income		-		-		2,041,364		-		2,041,364		1,304,322		3,345,686
Balance at December 31, 2015	Ps.	22,281	Ps.	8,307,765	Ps.	5,699,446	Ps.	538,129	Ps.	14,567,621	Ps.	8,338,659	Ps.	22,906,280
Change in accounting policies (2)		-		-		(7,061)		-		(7,061)		(4,870)		(11,931)
Acquisition of non-controlling interest		-		(238)		-		-		(238)		-		(238)
Dividends declared		-		-		(1,310,123)		-		(1,310,123)		(743,909)		(2,054,032)
Increase in OCI		-		-		-		211,488		211,488		90,719		302,207
Net income		-		-		2,139,866		-		2,139,866		1,377,070		3,516,936
Balance at December 31, 2016	Ps.	22,281	Ps.	8,307,527	Ps.	6,522,128	Ps.	749,617	Ps.	15,601,553	Ps.	9,057,669	Ps.	24,659,222

US dollars (1)		7.4		2,768.5		2,173.6		249.8		5,199.3		3,018.5		8,217.8

(1)	See note 2.4
(2)	See note 2.15

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of U.S. dollars)

	Note	US$ (1)	December 31, 2016		December 31, 2015		December 31, 2014
Cash flows from operating activities:
Net income before taxes		1,857.5	Ps.	5,573,845	Ps.	5,224,656	Ps.	4,805,779

Reconciliation of net income before taxes and net cash provided by operating activities:
Depreciation of tangible assets		151.9		455,851		391,776		341,187
Amortization of intangible assets		107.9		323,677		384,241		287,482
Allowance for impairment of loans and receivables		1,001.8		3,006,191		2,127,750		1,723,108
Net interest Income		(3,050.8)		(9,154,565)		(8,324,139)		(6,923,083)
Gains in non-monetary transactions	14	(65.2)		(195,514)		-		-
Impairment of investments, net		3.3		9,920		-		-
Effect for change in accounting polices		2.1		6,179		-		-
Gains (losses) on sales of non-current assets held for sale, net	30	(6.9)		(20,659)		10,350		-
Gains on available for sale financial assets		(70.1)		(210,373)		(79,233)		(135,060)
Gains on sales of concession arrangement rights		2.0		5,992		-		-
Recovery of impairment loss on tangible	15	0.5		1,502		(1,968)		2,367
Foreign exchange gains (losses)		82.6		247,997		(1,133,522)		794,282
Equity Method		(46.9)		(140,765)		(230,398)		(121,725)
Interest accrual of issued bonds outstanding		2.1		6,444		23,110		1,492
Fair value adjustments to:
Derivative financial instruments	29	(76.0)		(228,083)		(74,110)		54,298
Investment property	15	(17.9)		(53,680)		(104,768)		(1,691)
Biological assets	15	(4.9)		(14,644)		(22,922)		15,332

Changes in operating assets and liabilities:
Decrease in financial assets held for trading		972.9		2,919,480		8,245,541		4,739,902
Increase in other accounts receivable		(138.2)		(414,734)		(1,047,374)		(851,165)
Decrease in non-current assets held for sale		8.6		25,800		349,371		150,678
Increase (decrease) in derivative financial instruments		80.4		241,364		(152,854)		470,355
Increase (decrease) in other assets		59.9		179,830		(61,433)		(122,358)
Decrease in other liabilities and provisions		(127.2)		(381,607)		(634,729)		(1,641,302)
Increase in employee benefits		15.0		45,139		299		15,535
Increase in loans and receivables		(3,473.3)		(10,422,497)		(12,108,021)		(12,103,696)
Increase in customer deposits		3,221.4		9,666,367		8,593,143		11,669,882
Increase (decrease) in interbank borrowings and overnight funds		(1,134.5)		(3,404,291)		4,870,580		(676,110)
Decrease in borrowings from development entities		(1.0)		(3,131)		(13,327)		(14,273)
Increase of borrowings from banks and others		48.9		146,656		1,436,109		1,272,032
Interest received		4,264.8		12,797,281		8,162,908		6,273,252
Interest paid		(2,472.0)		(7,417,620)		(3,956,510)		(3,171,086)
Income tax, wealth tax and equity tax payments		(370.7)		(1,112,318)		(519,536)		(318,806)
Net cash provided by operating activities		828.0	Ps.	2,485,034	Ps.	11,354,990	Ps.	6,536,608

(1)	See note 2.4

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos, except convenience translation in millions of U.S. dollars)

	Note	US$ (1)	December 31, 2016		December 31, 2015	December 31, 2014
Cash flows from investing activities:
Acquisition of own - use property plant and equipment	15	(271.5)		(814,556)	(920,454)	(757,032)
Acquisition of investment property	15	(18.9)		(56,610)	(75,458)	(88,665)
Additions on biological assets	15	(7.1)		(21,432)	(35,265)	(26,360)
Additions to investments in associates and joint ventures	14	-		(16)	11,538	(56,638)
Additions of concession arrangement right	16	(204.8)		(614,514)	(773,581)	(240,553)
Additions of other intangible assets		(61.2)		(183,662)	(353,633)	(302,103)
Decrease (Increase) in available for sale financial assets		49.7		149,072	(4,610,568)	(3,728,262)
Proceeds from sales of property and equipment	15	80.5		241,598	194,287	256,125
Proceeds from sales of investment properties	15	20.6		61,786	22,945	15,485
Proceeds from sales of biological assets	15	6.9		20,670	20,374	9,812
Proceeds from sales of non-current assets held for sale		50.5		151,443	25,456	-
Proceeds from sale of investments in associates and joint ventures		-		-	15,143	232,714
Purchases of held to maturity financial assets		(889.1)		(2,668,018)	(3,146,729)	(2,772,068)
Redemption of held to maturity financial assets		886.0		2,658,728	2,800,579	3,153,398
Dividends received from investments		41.8		125,347	79,259	160,917
Acquisition of non-controlling interest		(0.9)		(2,706)	-	-
Net cash used in investing activities		(317.5)	Ps.	(952,870)	(6,746,107)	(4,143,230)

Cash flows from financing activities:
Dividends paid to parent shareholders		(420.2)		(1,260,876)	(1,276,544)	(1,161,170)
Issuance of debt securities		1,932.9		5,800,085	1,158,228	654,132
Payment of outstanding debt securities		(1,242.4)		(3,728,199)	(1,918,416)	(1,159,383)
Issuance of common shares		(0.1)		(238)	112,050	3,387,373
Non-controlling interest transactions net		(247.9)		(743,909)	(882,519)	(1,234,219)
Net cash provided by (used in) financing activities		22.3		66,863	(2,807,201)	486,733

Effect of foreign currency changes on cash and cash equivalents		(563.5)		(1,691,000)	3,213,535	(209,699)

(Decrease) Increase in cash and cash equivalents		(30.7)		(91,973)	5,015,217	2,670,412

Cash and cash equivalents at beginning of year		7,426.6	Ps.	22,284,977	17,269,760	14,599,348
Cash and cash equivalents at end of year	6	7,395.9	Ps.	22,193,004	22,284,977	17,269,760

(1)	See note 2.4

The accompany notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 1 – REPORTING ENTITY

Grupo Aval Acciones y Valores S.A. (hereinafter the “The Group” or “Grupo Aval”) was established under Colombian laws in January 7, 1994, with its main offices and business address registered in Bogotá, D.C., Colombia. The corporate purpose of Grupo Aval is the purchase and sale of securities issued by financial and mercantile entities. Pursuant to the performance of its corporate purpose, the Group is the largest shareholder of Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., entities whose main purpose is to perform all transactions, operations and services inherent to the banking business, pursuant to applicable laws and regulations. Furthermore, through its direct and indirect investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”) and in Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), the Group participates in investment banking activities, investments in the non-financial sector and in the management of pensions and severance funds in Colombia, respectively.

During the performance of its activities and pursuant to the corporate bylaws, Grupo Aval may (i) promote the creation of all types of companies relating to its corporate purpose; (ii) represent individuals and companies involved in similar or complementary activities; (iii) grant or receive loans with or without interest; (iv) submit its properties as collateral; (v) issue, endorse, acquire, protest, cancel, or pay bills of exchange, checks, promissory notes or any other type of financial instruments, accept or submit them as payment; (vi) acquire, sell, tax, lease or manage any kind of assets; (vii) subscribe or acquire any kind of investments and sell or otherwise dispose the same; (viii) participate in companies which pursue similar or complementary corporate interests and alienate such participations; (ix) render services in areas relating to its activities, experience and knowledge; and (x) carry out or participate, in acts and contracts relating to the aforementioned activities, for enabling the exercise of the rights and compliance of the obligations of the Company.

The duration of the Group set forth under the bylaws is until May 24, 2044, but the Company may be dissolved before such term expires, or it may be extended.

When preparing its consolidated financial statements, Grupo Aval Acciones y Valores S.A, directly consolidates the following entities:

Banco de Bogotá S.A.

Banco de Bogotá, in which Grupo Aval holds 68.74% of voting rights as of December 31, 2016, was established as a bank on November 15, 1870. The operating license was granted by the Superintendency of Finance through Resolution Number 3140 of September 24, 1993. The commercial purpose of Banco de Bogotá is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco de Bogotá’s most significant subsidiaries which are indirectly consolidated by Grupo Aval as of December 31, 2016:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Subsidiary	Core business	Location	Total % voting rights of Grupo Aval	Total % of economic interest of Grupo Aval
Main Local Direct Subsidiaries
Porvenir S.A. and its subsidiary	Pension and severance funds management.	Bogotá, Colombia	100%	75.69%
Almaviva S.A. and its subsidiary	Logistics services.	Bogotá, Colombia	95.81%	65.85%
Main International Direct Subsidiaries
Leasing Bogotá Panama S.A.	Holding company.(1)	Panamá, Republic of Panamá	100%	68.74%
Banco de Bogotá Panamá S.A.	Commercial banking services.	Panamá, Republic of Panamá	100%	68.74%
Main Subsidiaries with Indirect Share Interest
BAC Credomatic Inc.	Holding Company in charge of managing the banking and related subsidiaries in Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua and Panamá, among others. (Consolidates with Leasing Bogotá Panamá S.A.).	Panamá, Republic of Panamá	100%	68.74%

(1)	Leasing Bogotá Panamá has no restrictions for transferring dividends to Colombia.

Banco de Occidente S.A.

Banco de Occidente S.A., wherein Grupo Aval holds 72.27% of voting rights as of December 31, 2016, was established as a banking entity on September 8, 1964, authorized to operate under the terms of the renewal resolution No. 2345 dated June 29, 1990 issued by the Superintendency of Finance.

The following table presents the details of Banco de Occidente’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as December 31, 2016:

Subsidiary	Core business	Location	Total % voting rights of Grupo Aval	Total % of economic interest of Grupo Aval
Fiduciaria de Occidente S.A.	Trust funds management.	Bogotá, Colombia	99.99%	71.04%
Banco de Occidente (Panamá). S.A.	Banking establishment.	Panamá, Republic of Panamá	95.00%	68.66%
Occidental Bank Barbados Ltd.	Banking establishment.	Barbados	100%	72.27%

Banco Popular S. A.

Banco Popular S. A., wherein Grupo Aval holds 93.74% of voting rights as of December 31, 2016, was established as a banking entity on July 5, 1950; 98% is owned by corporations and individuals, and 2% by government entities. Its commercial purpose is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco Popular’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as of December 31, 2016:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Subsidiary	Core business	Location	Total % voting rights of Grupo Aval	Total % of economic interest of Grupo Aval
Fiduciaria Popular S.A.	Trust funds management.	Bogotá, Colombia	94.85%	88.91%
Alpopular S.A.	Conservation and custody of documents; transportation of products at a national and international level.	Bogotá, Colombia	71.10%	66.65%

Banco Comercial AV Villas S. A.

Banco Comercial AV Villas S. A., wherein Grupo Aval holds 79.89% of voting rights as of December 31, 2016, was incorporated as a banking entity on November 24, 1972. The commercial purpose of Banco AV Villas is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements imposed by Colombian laws and regulations.

The following table presents the details of Banco AV Villas’ most significant subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2016:

Subsidiary	Core business	Location	Total % voting rights of Grupo Aval	Total % of economic interest of Grupo Aval
A Toda Hora S.A. ATH	ATM network services and maintenance and software development	Bogotá, Colombia	100%	78.90%

Corporación Financiera Colombiana S.A.

Until June 21, 2016, Corficolombiana was controlled by Banco de Bogotá S.A. on that same date an agreement was signed between Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular, whom together held at that point a combined stake in Corficolombiana of 58%, in which Grupo Aval would assume direct control of Corficolombiana. This legal reorganization had no impact on the consolidated financial statements of Grupo Aval.

Corficolombiana S.A., in which Grupo Aval holds at December 31, 2016 58.11% of voting rights, is a merchant bank authorized to operate by the Superintendency of Finance by resolution of October 18, 1961. Corficolombiana´s core business is the active management of an equity portfolio through controlling and non-controlling investments in key strategic sectors of the Colombian economy, including infrastructure, energy and gas, agriculture and hotels.

The following table presents the details of Corficolombiana´s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as of December 31, 2016:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Main Subsidiaries with Indirect Share Interest
Subsidiary	Core business	Location	Total % voting rights of Grupo Aval	Total % of economic interest of Grupo Aval
Fiduciaria Corficolombiana S.A.	Trust services	Bogotá, Colombia	100%	44.49%
Leasing Corficolombiana S.A.	Financial services	Bogotá, Colombia	100%	44.49%
Banco Corficolombiana Panamá S.A.	Banking establishment.	Bogotá, Colombia	100%	44.49%
Casa de Bolsa S.A.	Securities brokerage and securities funds management.	Bogotá, Colombia	97.30%	63.71%
Hoteles Estelar S. A.	Construction and operation of hotels, directly owned by third parties, in Colombia and abroad.	Bogotá, Colombia	84.96%	37.80%
Estudios y Proyectos del Sol S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	44.49%
Pizano S.A.	Timber production and transformation, industrial products manufacturing, construction supplies production.	Bogotá, Colombia	59.38%	31.15%
Organización Pajonales S. A.	Investment and promotion of agricultural, livestock, forestry and agro industrial companies.	Bogotá, Colombia	98.13%	43.66%
Promigas S.A. E.S.P.	Transportation and distribution of natural gas.	Bogotá, Colombia	50.23%	22.35%
Estudios, Proyectos e Inversiones de los Andes S.A.	Infrastructure projects.	Bogotá, Colombia	99.93%	44.45%
Plantaciones Unipalma de los Llanos S.A	Development, production and sale of african palm products.	Bogotá, Colombia	54.53%	24.26%
Constructora de Infraestructura Vial S.A.S - CONINVIAL	Road and Infrastructure concessions.	Bogotá, Colombia	60.00%	26.69%
Surtidora de Gas del Caribe S.A. E.S.P.	Distribution and commercialization natural gas.	Bogotá, Colombia	99.99%	22.34%
Proyectos de Infraestructura S.A. - PISA	Road and Infrastructure Concessions.	Bogotá, Colombia	88.25%	39.26%

Grupo Aval Limited

Grupo Aval Limited is an affiliate of Grupo Aval in Cayman Islands. It was established on December 29, 2011. Grupo Aval Limited is a limited liability company registered with the Assistant of the Registrar of Companies of Cayman Islands under registry number MC-265169, with its Main Office located in Ugland House, South Church Street, George Town, Grand Cayman KY1-1104. It was constituted as a special purpose vehicle for issuing foreign debt.

Grupo Aval International Limited

Grupo Aval International Limited is an affiliate of Grupo Aval in Cayman Islands. It was established on October 8, 2012. Grupo Aval International Limited is a limited liability company registered with the Assistant

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

of the Registrar of Companies of Cayman Islands under registry number MC-272253, with its Main Office located in Ugland House, South Church Street, George Town, Grand Cayman KY1-1104. It was constituted as a special purpose entity for issuing foreign debt.

Between December 31, 2016 and 2015 there were no significant changes in the share interest of Grupo Aval in its subsidiaries.

Companies integrating Grupo Aval in Colombia, are subject to the following restrictions to transfer profits or perform transactions, in accordance with the legal standards in Colombia:

•	The subsidiaries abroad of Colombia should assign 10% of its profits as legal reserves before distributing any dividends to its shareholders.
•	The financial companies of the Group Aval in Colombia may not make loans to other companies of the Group that exceed 10% of its regulatory capital if the loan unsecured or 25% if it is granted with an acceptable guarantee under the Superintendency of Finance rules.
•	Pursuant to article 2.1.2.1.8 of Decree 2555 of 2010, banks in Colombia have a lending limit of 30% of their regulatory capital with respect to loans granted to financial entities.

The subsidiaries abroad of Grupo Aval do not have any restriction to transfer dividends to the parent company. Lending operation in general have restrictions similar to those of banks in Colombia, described above.

Grupo Aval and its subsidiaries do not face any significant restrictions on their ability to access or use assets to settle the liabilities of the group. The only restrictions faced by the Group are those mentioned earlier which establish a minimum capital reserve before any distributions can occur within the Group. There are no restrictions on the ability of the parent or the subsidiaries to transfer assets within the Group. The restrictions imposed by the Colombian government are not expected to have an impact over the ability of the Group to meet its cash obligations.

NOTE 2 – BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Grupo Aval have been prepared in accordance with International Financial Reporting Standards (IFRS´s) as issued by the International Accounting Standards Board (IASB), currently effective.

The consolidated financial statements have been prepared on the basis of historical cost basis, except for financial assets held for trading, at fair value through profit or loss and available for sale, derivative financial instruments, investment properties, assets held for sale and biological assets which are accounted for at fair value. Non-current assets held for sale which are measured at the lower value of their carrying value at the time of transfer and fair value, minus estimated costs of disposal.

The consolidated financial statements were authorized for issuance by the Audit Committee on April 21, 2017.

The main accounting policies applied in preparing the consolidated financial statements of Grupo Aval for the years ended December 31, 2016, 2015 and, 2014, are as follows:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

2.1	Basis of preparation

a)	Presentation of Consolidated Financial Statements

The consolidated financial statements are prepared as follows:

•	The consolidated statement of financial position presents assets and liabilities based on their liquidity since it provides reliable and more relevant information.

•	The consolidated statements of income and other comprehensive income are presented separately in two statements. The statement of income is presented by nature, as it provides reliable and more relevant information.

•	The consolidated statements of cash flows are presented using the indirect method, whereby the net cash flows from operating activities are determined by reconciling income before taxes, due to the effects of the non-cash items, net changes in assets and liabilities derived from operating activities, and for any other items whose effects are not classified as investing or financing activities. Revenue and expenses due to interest received and paid form part of operating activities.

b)	Consolidated financial statements

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

During the consolidation process, Grupo Aval combines the assets, liabilities and profits or losses of those entities under control, previously aligning the accounting policies in all the subsidiaries. Such process includes eliminating intragroup balances and transactions and any unrealized income and expenses (except for foreign currency translation gains or losses) arising from intra-group transactions. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment. Non-controlling interest is presented in the consolidated statement of financial position of Grupo Aval separate from that attributable to equity holders of Grupo Aval.

For consolidation purposes, the statements of financial position and income of Grupo Aval´s foreign subsidiaries are translated to Colombian pesos, as follows:

a)	Assets and liabilities are translated at the closing rate at the reporting date;
b)	Income and expenses are translated at monthly average exchange rates since those averages approximate the exchange rates of each specific transaction;
c)	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve except to the extent that the translation difference is allocated to non-controlling interests.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

c)	Investments in associates

Investments in companies in which Grupo Aval does not have control, but has significant influence are called “Investments in associates”. Investments in associates are accounted for under the equity method. They are presented in the statement of financial position as ”Investments in associates and joint ventures” (additionally see Note 2.1.d) “Joint arrangements”). Grupo Aval exercises significant influence over another entity if it owns, directly or indirectly, 20% or more of the voting power of the investee, unless it is clearly evidenced that such influence does not exist. Under the equity method, investments in associates are initially recognized at cost and subsequently adjusted by Grupo Aval´s share in the associates income and other comprehensive income with credit or charge to Grupo Aval’s profit or loss account and other comprehensive income, respectively of the net income, and other comprehensive income of the investee.

d)	Joint arrangements

A joint arrangement is one in which two or more parties have joint control of the arrangement. Joint arrangements are divided into joint operations, in which the parties having joint control of the agreement have rights to the assets and obligations with respect to the liabilities relating to the agreement, and joint ventures, wherein the parties having joint control are entitled to the net assets of the agreement.

Grupo Aval recognizes joint operations in the consolidated financial statements based on their proportional and contractual participation in each of the assets, liabilities and profit or loss of the contract or entity wherein the agreement is held. In addition, Grupo Aval recognizes joint ventures by the equity method, in the same manner as investments in associates.

2.2	Grupo Aval functional currency

Grupo Aval´s management has determined the Colombian Peso as functional and presentation currency for submitting the consolidated financial statements. The foreign subsidiaries have other functional currencies, mainly the U.S. dollar.

2.3	Transactions in foreign currencies

Foreign currency transactions are translated into the functional currency of each entity at the exchange rate prevailing on the transaction date. Monetary assets and liabilities in foreign currency are translated into the functional currency using the prevailing exchange rate at the reporting date of the statement of financial position. Non-monetary assets and liabilities denominated in foreign currencies in terms of historical costs are measured using the exchange rate at the transaction date. Financial instruments measured at fair value are translated using the exchange rate from the date the fair value was determined. Profit or loss resulting from the translation process are included in the statement of income.

At December 31, 2016, and 2015, the representative market rates as computed and certified by the Superintendency of Finance (for the U.S.$ which is the most representative foreign currency for Grupo Aval´s transactions) were Ps. 3,000.71 and Ps. 3,149.47 per U.S. $1, respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

2.4	Convenience translation in to U.S. dollars

The presentation currency of Grupo Aval´s consolidated financial statements is the Colombian Peso. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, dividing the Colombian peso amounts by the exchange rate of Ps. 3,000.71 per US$1.00, which is the market exchange rate at December 31, 2016, as calculated by the Central Bank of Colombia. The use of this methodology in translating Colombian pesos into U.S. dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Colombian peso amounts actually represent or have been, or could be converted into U.S. dollars at that or any other rate.

2.5	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and other short-term investments with original maturities of three months or less from the date of their acquisition that are subject to an insignificant risk of changes in their fair value and are used by the Group in the management of its short-term commitments.

2.6	Financial assets

a)	Definition

A financial asset is an asset that is:

•	Cash.
•	An equity instrument of another entity.
•	A contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity, or
•	A contract that will or may be settled in the entity´s own equity instruments and is a non-derivative.

b)	Classification

For accounting purposes, financial assets are classified at initial recognition into four categories:

•	Fair value through profit or loss:
(i)	Held for trading financial assets acquired to generate short-term profits or that is part of a portfolio of financial instruments managed together for that purpose.
(ii)	Financial assets under concessions contracts are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or recognizing the gains or losses on them on different bases, in accordance with a documented risk management or investment strategy, and information is provided on that basis to Grupo Aval’s key management personnel. We believe this classification adequately reflects the present market expectations over future costs comprising

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

the amount of the concession to be negotiated with the different Colombian administration, upon the termination of the concession or its renewal.

•	Investments held to maturity: These are debt securities with fixed or determinable payments and a fixed maturity date, which Grupo Aval intends and has the ability to hold to maturity.
•	Loans and receivables: These are financial assets of fixed or determinable payments that are not quoted in active markets and are not classified as either trading or available for sale.
•	Available for sale: These are financial assets that are designated initially as available for sale and are intended to be held for at least six months, or are those not classified as loans and receivables, or as held to maturity investments.

c)	Initial measurement

Grupo Aval initially recognizes loans and advances, on the date on which they are originated. All other financial instruments (including regular-way purchases and sales of financial assets) are recognized on the trade date, which is the date on which Grupo Aval becomes a party to the contractual provisions of the instrument.

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue.

d)	Subsequent measurement

Upon their initial recognition, financial assets are measured as follows:

•	At fair value through profit or loss: are measured daily at their fair value with changes recognized in profit or loss.

•	Loans and receivables and investments held to maturity: are measured at their amortized cost, calculated based on the effective interest rate method, less principal repayments or installments received from debtors, minus any impairment.

The effective interest rate method is a method of calculating the amortized cost of a financial asset and allocating the interest income or expense over the relevant period. The effective interest rate is the rate that discounts future cash payments or receipts (without consideration of future credit losses, over the expected life of the financial instrument) to the net carrying amount of the financial asset at initial recognition. In the process of calculating the effective interest rate, Grupo Aval estimates the cash flows considering the contractual terms of the financial instrument, except for future credit losses and considering the initial fair value plus transaction costs and premiums granted, minus commissions and discounts received which form integral part of the effective rate.

•	Available for sale:

-	Debt instruments are recognized at fair value. The effective interest rate method is used in order to calculate the amortized cost of the instrument to determine interest income that is recognized in profit or loss. Any changes in fair value are

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

recognized in other comprehensive income (OCI). Impairment losses and foreign exchange gains and losses on available for sale debt instruments are excluded from the fair value gains and losses recognized in other comprehensive income (OCI) and are recognized in profit or loss as incurred.

-	Equity instruments available for sale are recognized at fair value, with gains or losses recognized in other comprehensive income. Dividends received from such instruments are recognized in profit or loss when Grupo Aval becomes entitled to receive the payment. Impairment losses are recognized in profit or loss when there is objective evidence that the issuer is impaired with credit to other comprehensive income.

-	When financial assets available for sale are sold, the accumulated values in other comprehensive income (OCI) are transferred to profit or loss.

e)	Reclassifications

Upon their initial classification financial assets shall not be reclassified to other categories, except for special circumstances; in the event of such circumstances, transfers shall be accounted for as follows:

•	From at fair value through profit or loss to other categories: those assets are recognized at their fair value.
•	From available for sale to held to maturity investment: the fair value immediately before the reclassification becomes the new amortized cost. In reclassification of an asset with a fixed maturity, any gain or loss previously recognized in other comprehensive income (OCI) and the difference between the newly established amortized cost and the maturity amount are both amortized over the remaining term of the financial asset under the effective interest rate method. However, any gain or loss previously recognized in other comprehensive income (OCI) is immediately reclassified from equity to profit or loss if the asset is subsequently impaired. For a financial asset with no stated maturity, any gain or loss previously recognized in other comprehensive income (OCI) is reclassified from equity to profit or loss when the financial asset is disposed of or impaired.
•	From held to maturity investment to available for sale: the difference between the amortized cost and fair value is recognized in other comprehensive income.

f)	Fair value of financial assets

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

•	If there is no quoted price in an active market, then Grupo Aval uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction. (See Note 5).

g)	Impairment of financial assets

Grupo Aval assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired depending on its classification.

For held to maturity and loans receivables at amortized cost, objective evidence includes: significant financial difficulties of the borrower, default or delinquency by a borrower, restructuring of a loan or advance on terms that Grupo Aval would not consider otherwise, indications that a borrower or issuer will enter bankruptcy, disappearance of an active market for a security or observable data relating to a group of assets such as adverse changes in the payment status of borrowers or issuers in the group, or economic conditions that correlate with defaults. If there is objective evidence of impairment, impairment is recognized in the statement of income. The amount of the allowance is determined as follows:

•	Grupo Aval performs an individual assessment of significant financial assets classified as held until maturity and loans and accounts receivables, analyzing the debt profile of each debtor, the guarantees granted and information provided by credit risk agencies. Financial assets are deemed impaired when based on information and current and past events it is likely that Grupo Aval may not collect all the amounts due in the original contract, including interest and fees. If a financial asset has been identified as impaired, the amount of the loss is measured as the difference between the carrying amount and the present value of the future cash flows expected pursuant to the debtor’s conditions, discounted at the original effective interest rate, or the present value of the collateral guarantee covering the asset, less the estimated costs of sale when it is determined that the most important source of collection of the loan is such guarantee.

•	For those financial assets which are not deemed individually as significant and for individually significant financial asset portfolios which were not determined as impaired after the individual assessment described above, Grupo Aval carries out a collective assessment of impairment. For this purpose, financial assets are grouped together into segments with similar characteristics, using statistical assessment techniques based on an analysis of historical losses to determine an estimated percentage of losses which could have been incurred in such assets as of the date of the reporting, but that have not been identified on an individual basis (See Note 4 for further details regarding the calculation of the collective allowance).

•	Once an allowance is recorded for a financial asset or a group of similar financial assets, due to an impairment loss, interest income of the loan continues to be recognized using the same original contractual loan interest rate applied to the carrying value of the loan.

Impaired financial assets are written off from the consolidated statement of financial position when the recovery of any recognized amount is considered to be unlikely. Collections of financial assets after the write off are recognized in profit or loss.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

For available for sale debt securities, Grupo Aval assesses objective evidence for impairment following the same criteria used for loans and receivables, which could include:

•	significant financial difficulty of the issuer or counterparty; or
•	breach of contract, such as a default or delinquency in interest or principal payments; or
•	indication that a borrower or issuer will enter bankruptcy or reorganization; or
•	the disappearance of an active market for that financial asset because of financial difficulties.

For available for sale equity instruments, a significant or prolonged decline in the fair value of the security below its cost is considered to be an objective evidence of impairment.

When there is objective evidence at the date of measurement of these instruments that any excess of carrying value is due to an impairment that is other than temporary, cumulative gains or losses previously recognized in equity under “Other Comprehensive Income” are reclassified to profit or loss.

In respect of available-for-sale debt instruments, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

Impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in equity under “Other Comprehensive Income”.

Once the impairment losses have been estimated, they are charged to profit or loss of the period and credited to an allowance sub-account in the respective financial asset category.

h)	Troubled debt restructured loans

Troubled debt restructured loans are those that have collection problems in which Grupo Aval grants the debtor a modification that it would not otherwise consider. These modifications generally involve interest rate reductions, extension of deadlines for payment or reductions in the balance due to a troubled debt loan.

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced with a new one due to financial difficulties of the borrower, then an assessment is made of whether the financial asset should be derecognized. If the cash flows of the renegotiated asset are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized and the new financial asset is recognized at fair value. The impairment loss before an expected restructuring is measured as follows.

•	If the expected restructuring will not result in derecognition of the existing asset, then the estimated cash flows arising from the modified financial asset are included in the measurement of the existing asset based on their expected timing and amounts are discounted at the original effective interest rate of the existing financial asset.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

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

The accounting treatment of transfers of financial assets is conditioned by the transfer of risks and rewards, associated with the asset. Those financial assets are only derecognized from the consolidated statement of financial position when the cash flows generated by the asset have been transferred or when the implicit risks and rewards have been substantially transferred to third parties. In this case, the transferred financial asset is derecognized from the consolidated statement of financial position, simultaneously recognizing any right or obligation retained or recording a profit or loss on the transfer.

It is considered that Grupo Aval has substantially transferred the risks and rewards when the transferred risks and rewards represent significantly the total risks and rewards of the transferred assets. If the risks and/or rewards associated with the financial asset transferred are substantially retained:

•	The transferred financial asset is not derecognized from the consolidated statement of financial position and continues to be valued using the same criteria applied before the transfer;
•	A financial liability is recognized in an amount that equals the compensation received, which is subsequently valued at amortized cost; and
•	Both the income associated with the transferred financial assets (but not derecognized) as well as the expenses associated with the new financial liability will continue to be recognized in the consolidated financial statements of Grupo Aval.

j)	Offsetting of financial instruments in the consolidated statement of financial position

Financial assets and liabilities are offset, and the net amount is recognized in the consolidated statement of financial position, when there is a legally enforceable right to offset recognized amounts and management intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

k)	Repurchase agreements and reverse repurchase agreements

Purchases of financial instruments under a non-optional resale agreement are measured at fair value and recognized as assets in the consolidated statement of financial position under Loans and advances to credit institutions – Reverse repurchase agreements or Loans and advances to customers – Reverse repurchase agreements.

The excess of the purchase prices over the resale prices is recognized as interest income over the contractual term.

Sales of financial instruments under a non-optional repurchase agreement are measured at fair value and recognized as liabilities in the consolidated statement of financial position under Deposits

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

from the Central Bank – Repurchase agreements, Deposits from credit institutions – Repurchase agreements or Customer deposits – Repurchase agreements.

The excess of the sales prices over the repurchase prices is recognized as interest expense over the contractual term.

2.7	Derecognition of financial assets

Financial assets are derecognized from the consolidated statement of financial position only when all the risks and rewards of the asset have been substantially transferred to third parties or when the rights have been legally extinguished.

2.8	Derivative financial instruments and hedging accounting

A derivative is a financial instrument whose value changes in response to one or more variables denominated as an “underlying” (a specific interest rate, the price of a financial instrument, a listed commodity, a foreign currency exchange rate, etc.), that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that is settled in a future date.

Grupo Aval trades in financial markets, forward contracts, future contracts, swaps and options that fulfil the definition of a derivative.

Derivative transactions are initially recognized at fair value. Subsequent changes in the fair value are recognized in profit or loss, unless the derivative instrument is designated as a hedging instrument and, in this case, the accounting criteria will depend on the nature of the hedged item, as described below:

•	For fair value hedge of assets or liabilities and firm commitments, changes in the fair value of the derivative instrument are recognized in profit or loss, as well as any other change in the fair value of the asset, liability or firm commitment attributable to the hedge risk,

•	For cash flow hedge of a particular risk associated with a recognized asset or liability or a projected highly probable transaction, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income (OCI). The gain or loss relating to the portion that is not effective for hedging or that does not relate to the hedged risk is immediately recognized in profit or loss.

The values accumulated in other comprehensive income (OCI) are transferred to profit or loss in the same period in which the hedged item is carried to profit or loss.

•	Hedging of net investments in a foreign operation is recognized similarly to cash flow hedging: the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income (OCI), and the ineffective portion of the changes in fair value of the derivative is recognized in profit or loss. The hedging instrument's gains or losses accumulated in equity will be recognized in profit or loss when the net investment in foreign operations is sold in whole or proportionally, if partially sold.

At the beginning of the hedging transaction, Grupo Aval formally documents the relationship existing between the hedging instrument and the hedged item, including the risk management

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

objective and strategy in undertaking the hedging relationship. It also documents its assessment, both initially as well as on a recurring basis, of whether the hedging relationship is highly effective in offsetting the changes in fair value or cash flows of the hedged items.

Financial assets and liabilities from transactions with derivatives are not offset in the consolidated statement of financial position. However, when there is a legal and exercisable right to offset the recognized values and intended to be settled on a net basis or to realize the assets and settle the liability simultaneously, derivatives are presented as net values in the consolidated statement of financial position.

2.9	Non-current assets held for sale

Foreclosed and non-current assets held for sale, which Grupo Aval intends to sell in a period of less than one year, and it is considered highly probable that they will be recovered primarily through sale rather than through continuing use, are recognized as "non-current assets held for sale". These assets are measured at the lower of their carrying value at the time of transfer and fair value, less estimated costs of disposal.

2.10	Financial guarantees

Financial guarantees are those contracts requiring that the issuer carries out specific payments to reimburse the creditor for losses incurred when a specific debtor defaults its payment obligation, in accordance with the original or modified conditions, of a debt instrument; regardless of its legal form.

Liabilities arising from financial guarantees are initially measured at fair value, which is generally the value of the fee received, adjusted for the directly attributable transaction costs incurred, and the initial fair value is amortized over the life of the guarantee or the commitment. The liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

The provisions established over financial guarantee agreements classified as impaired, are recognized as liabilities under “Provisions – other provisions” and recognized in profit or loss.

2.11	Property, plant and equipment for own use

Property, plant and equipment include the assets, owned or under financial leases held by Grupo Aval for current or future use and which expects to be used for more than one period.

They are recognized in the consolidated statement of financial position at their acquisition or construction cost, less the corresponding accumulated depreciation and, if applicable, the estimated impairment losses resulting from comparing the carrying amount of each asset with its recoverable value.

Depreciation is calculated by applying the straight-line method over the acquisition cost of the assets, less any residual value, under the premise that the land, where the buildings and other constructions are built, have an undetermined useful life and, therefore, are not subject to depreciation.

Depreciation is estimated on a straight-line basis during the estimated useful life of the asset. The annual depreciation rates for each item of assets are:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Asset	Useful Life
Own use buildings	According to appraisals without exceeding 70 years
Equipment, furniture and accessories	Between 3-10 years
Machinery and equipment	Between 5-25 years
Computer equipment	Between 3-12 years
Vehicles	Between 5-10 years
Bearer plants	Between 25-35 years

Conservation and maintenance expenses are recognized as incurred as “Administration Expenses”. (See note 2.19 Impairment of non-financial assets).

According to the changes in accounting policies discussed in 2.15 below, the biological assets that meet the concept of a bearer plants are accounted for as property, plant and equipment.

A bearer plant is a live plant that meets the following requirements:

a)	It is used for the manufacturing or supply of agricultural products;

b)	It is expected to produce for more than one period; and

c)	It has a remote probability of being sold as an agricultural product, except for irregular sales related to thinning and trimming.

Bearer plants that are under the set-up and growing phase are subject to a biological transformation which should be reflected through cost accumulation until they reach their maturity level. In the case of the African oil palm once it has been introduced the maturity level corresponds to the second year, while for rubber it corresponds to the seventh year. After reaching their maturity level bearer plants are considered developed and the future economic benefits arise from the sale of the fruit produced during the life of the plant.

Bearer plants are measured at their cost less accumulated depreciation and any impairment losses. The useful life is equal to the production period of the plants. Rubber’s useful life corresponds to 35 years while African oil palm’s useful life corresponds to 25 years. The depreciation method used is the estimated production units as it accurately reflects the use of the assets. If the bearer plant is sold for timber at the end of the useful life the value received is considered the residual value of the asset.

2.12	Investment properties

Land and buildings, considered in whole or in part, that are held to earn rental income or for capital appreciation, rather than for own use or sale in the ordinary course of business. Investment properties are recognized initially at cost, including all costs associated with the transaction, and subsequently measured at fair value, with changes in fair value recognized in profit or loss.

2.13	Leases – Lessor accounting

Leases are classified as a finance or operating lease. A lease is classified as a financial lease when it substantially transfers all the risks and rewards inherent to the property. A lease is classified as operating if it does not substantially transfer all the risks and rewards inherent to the property. Lease contracts classified

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

as financial lease are included in the consolidated statement of financial position as “Loans and receivables” and are recognized in the same way as other loans, as explained in note 2.6 above. Lease contracts classified as operating lease continue to be included as property, plant and equipment or investment property in Grupo Aval and are recognized and depreciated in the same manner as property and equipment of its own use. Revenues from payments are recognized in profit or loss of the period using the straight-line accrual method.

2.14	Leases - Lessee accounting

At their initial recognition, assets are classified as finance or operating leases, in the same way as described above.

Lease agreements classified as finance leases are included in the consolidated statement of financial position as property, plant and equipment or as investment properties, in accordance with the intention of Grupo Aval in relation to the asset, and are initially recognized in assets and in liabilities simultaneously for an amount equal to the fair value of the asset received on lease or for the present value of the minimum lease payments, if the latter is lower. The present value of the minimum lease payments is established by using the implicit interest rate in the lease contract, or if such rate is not determinable, the average interest rate of the bonds placed by Grupo Aval in the market. Any initial direct cost of the lessee is added to the recognized asset amount.

After initial recognition, these assets are accounted for in the same manner as other property, plant and equipment or investment properties. The value recognized as a liability is included as a financial liability.

Payments made under lease contracts classified as operating are recognized in the consolidated statement of income based on the straight-line basis during the lease term. Incentives received from leasing are recognized as an integral part of the total leasing payments during its term.

2.15	Biological assets

As of January 1, 2016, Grupo Aval changed its accounting policy regarding the measurement of biological assets related to bearer plants, according to IAS 16 amendment (property, plant and equipment) and IAS 41 (Agriculture). Based on such amendment, bearer plants could be classified as property, plant and equipment for own use and accounted for under the cost model, according to IAS 16; then, they are depreciated during the estimated life of the bearer plants by using the production units’ method. The biological product of those bearer plants (fruit) are recognized according to IAS 41, at fair value with changes in profit or loss.

Until December 31, 2015, bearer plants were recorded as biological assets at fair value with changes in fair value recognized in profit or loss. The effect of this accounting change had no material effect on Grupo Aval´s financial statements and for this reason previous financial statements were not adjusted for retrospective application.

Other biological assets, including biological assets growing in the bearer plants, are recognized both at the time of their initial recognition and at the end of reporting period at fair value less disposal cost, except for biological assets for which their fair value cannot be measured reliably; in such case they are measured at cost less accumulated depreciation and impairment loss. Gains and losses arising from the initial and subsequent recognition at fair value of the agricultural products are included in profit or loss. Costs incurred in the agricultural production process are also recognized directly in profit or loss.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Fair value of biological assets is determined using valuations made by experienced internal professionals, using discounted cash flow models. The expected cash flows of the crop’s total life are determined by using the market price of the agricultural product currently in effect and the estimated productive life of plants, net of maintenance and harvest costs and of any other costs required for plant maintenance during the production period. Productive life of plants is estimated considering the age, location and type of product. Fair value of the biological assets is dependent on current market prices for each product.

2.16	Business combinations and goodwill

Business combinations are accounted for by using the “acquisition method” when control is transferred. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. If there are non-controlling interests during the acquisition of control of the entity, such non-controlling interests are recognized at either fair value or at the proportionate interest in the recognized amount of the identifiable net assets of the acquire. This election is allowed on a transaction by transaction basis.

Goodwill is measured as the excess of the aggregate of consideration transferred, over the amount of any interest previously acquired and the net of identifiable assets and liabilities assumed at acquisition date. Goodwill acquired in a business combination is assigned to each of the groups of cash-generating units from which a benefit is expected as a consequence of the acquisition. Goodwill is not subsequently amortized but it shall be subject to an annual assessment of impairment of the cash-generating unit to which goodwill has been assigned, from which benefits are expected deriving from the synergies of business combinations.

A loss due to impairment recognized on Goodwill cannot be reversed in subsequent periods. In addition, statement of income of the acquire in Grupo Aval´s consolidated financial statements is included from the acquisition date.

2.17	Other intangibles

They mainly comprise software and licenses, which are initially measured at the cost incurred during the acquisition or during its internal development phase. Costs incurred during the research phase are directly recognized in profit or loss.

Development expenses which are directly attributable to design and performance of tests of software which is identifiable, unique and controlled by Grupo Aval are recognized as intangible assets, when the following conditions are met:

•	Technically, it is possible to complete the intangible asset production so it can be available for use;
•	Management intends to complete the corresponding intangible asset for use;
•	Grupo Aval has the capacity of using the intangible asset;
•	It is probable that future economic benefits that are attributable to the asset will flow to the entity;
•	There is availability of adequate technical or financial resources or other type, for completion of development and for using the intangible asset; and
•	Costs attributable to intangible assets during its development phase can be estimated and measures in a reliable manner.

Costs that are directly attributable and capitalized as part of intangible assets include expenses of personal directly involved in developing such programs and an adequate percent of overhead expenses.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Expenses not fulfilling these criteria are recognized as expenses as incurred. Disbursements over intangible assets are initially recognized as expenses of the period and they will not be subsequently recognized as intangible assets.

Subsequent to their initial recognition, these assets are measured at cost less amortization, which is carried out during its estimated useful life as follows: software amortization is recognized under the straight-line method, according to the estimated useful lives. At the end of each fiscal year, Grupo Aval analyzes if there is evidence based on each CGU, both external and internal, indicating that the intangible asset is impaired. Any loss due to subsequent impairment or reversals are recognized in profit or loss; such impairment is determined by the excess of carrying amount over recoverable value.

2.18	Service concession arrangements

Concession contracts, between certain subsidiaries of Grupo Aval and the Colombian Government for construction or maintenance of infrastructure during a specific period, in which those entities receive income during the life of the contract, whether through direct payments from the Government or through tolls or fees charged to the users. Are recognized as financial assets or intangible assets.

A financial asset is recognized when pursuant to the contract conditions, it is entitled to an unconditional contractual right of receiving from the grantor entity or from the Colombian Government, cash or other financial assets due to construction services or when the Government guarantees minimum income from tolls or fees charged to the users of the concession work during the term of the concession agreement. An intangible asset is recognized when the Grupo Aval subsidiary in the concession contract does not have an unconditional right to receive cash and it has a right to charge for the use of the concession infrastructure. In some cases, contracts can contain both a financial asset and an intangible asset.

Concession arrangements are recognized as follows:

(a)	During the construction stage of assets under concession, all estimated income for construction and upgrade services and costs associated to construction are recognized in profit or loss based on the stage of completion of the work performed. Any additional expected loss is recognized as an expense.

(b)	If the concession agreements or part of such are classified as a financial asset, it is recognized as loans and receivables in other accounts receivable line item in the consolidated statement of financial position, at fair value at inception and subsequently at amortized cost, with the exception of certain concession agreements in the Promigas subsidiaries which due to the condition of the contracts, are classified as other financial assets at fair value through profit or losses.

(c)	If concession agreements or part of such are classified as an Intangible asset, the considerations for providing construction or upgrade services are measured at fair value on initial recognition with reference to the fair value of the services provided. The fair value is the cost of the intangible assets which was subsequently amortized to profit or loss during the term of the contract. Any income received as tolls or fees before completion of the construction stage is deferred and amortized, to profit or loss during the term of the contract, starting on the date in which the asset is placed into use. Income received from tolls or fees upon construction completion and available for public service is recognized as income when effectively received.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

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

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Grupo Aval´s corporate assets do not generate separate cash inflows and are used by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGUs to which the corporate assets are allocated.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill cannot be reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.20	Financial liabilities

A financial liability is any contractual liability of Grupo Aval to deliver cash or other financial asset to another entity or person, or to exchange financial assets or financial liabilities under potentially unfavorable conditions for Grupo Aval, or a contract, which will be terminated or could be settled using equity instruments owned by the entity. Financial liabilities are initially recognized based on their fair value, which is usually equal to the transaction value less directly attributable costs. Subsequently, such financial liabilities are measured at their amortized cost according to the effective interest rate method determined at initial recognition, and recognized in profit or loss.

2.21	Employee benefits

Grupo Aval entities provide the following in exchange of services rendered by employees:

a)	Short-term employee benefits

Pursuant to the Colombian labor rules, such benefits are comprised of salaries, legal and extra-legal premiums, holidays, severance payments and payroll tax contributions to the Colombian Government

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

agencies which are paid within the next 12 months following the end of the period. Such benefits are recognized on an accrual basis and recognized in profit or loss.

b)	Post-employment benefits (defined benefit plans)

These are benefits that Grupo Aval pay to its employees when they retire or upon completion of their employment period, other than indemnities. According to the Colombian labor rules, such benefits are retirement pensions which are directly assumed by the Grupo Aval's entities, pending severance payments to employees belonging to the labor regime prior to Law 50 1990 and certain extra-legal benefits or agreed in collective labor conventions.

Post-employment benefits liabilities are determined based on present value of estimated future payments, calculated based on actuarial assessments based on the projected unit of credit method, and applying actuarial assumptions about mortality rate, increase of salaries and personnel turnover, and interest rates determined with reference to bond market returns in effect at the reporting date, the Colombian Government’s bonds or high-quality business liabilities. Under the projected unit of credit method, future benefits which will be paid to employees are assigned to each accounting period in which the employee renders the service. Therefore, the corresponding expense due to these benefits recognized in profit or loss of Grupo Aval includes the present service cost assigned in the actuarial calculation plus the financial cost of calculated liabilities. Changes in liabilities due to changes in actuarial assumptions are recognized in other comprehensive income.

Changes in actuarial liabilities due to changes in employment benefits granted to employees that have a retroactive effect are recognized as an expense in the earlier of the following dates:

•	When a modification of the granted employment benefits takes place, or
•	When provisions for restructuring costs are recognized by a subsidiary or a business of Grupo Aval.

c)	Other long-term employee benefits

Long term benefits are different from employee short-term benefits, post-employment benefits and termination. In accordance with the collective conventions and regulations of each company of Grupo Aval, such benefits are mainly seniority bonds.

Long-term liabilities for employee benefits are determined in the same manner as post-employment benefits described in item (b) above; the only difference is that the changes in the actuarial liability due to changes in the actuarial assumptions are recognized in profit or loss.

d)	Termination benefits

These benefits are payments carried out by Grupo Aval entities deriving from a unilateral decision of terminating a labor contract or by a decision of the employee to accept benefits offered by an entity in exchange for terminating the employment contract. Pursuant to Colombian law, such payments correspond to compensation and other benefits that entities unilaterally decide to grant to their employees under such circumstances.

Termination benefits are recognized as a liability and in profit or loss at the earlier of the following dates:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

•	When Grupo Aval formally informs to the employee about its decision of dismissal; or
•	When provisions for restructuring costs are recognized by a subsidiary or business of Grupo Aval.

2.22	Income taxes

Income tax expenses include current and deferred tax. Tax expenses are recognized in profit or loss except for items recognized in Other Comprehensive Income or directly in equity.

The current income tax is calculated based on the tax laws in force (enacted or substantively enacted) in Colombia as of the reporting date of the consolidated financial statements or, in the country where subsidiaries of Grupo Aval are located and subject to income tax payment. Management of each subsidiary of Grupo Aval periodically assesses tax return positions with respect to situations where the applicable tax regulation is subject to interpretation and establishes provisions, when appropriate, on the basis of amounts expected to be paid to tax authorities.

Deferred taxes are recognized on temporary differences arising between the tax basis of assets and liabilities and the carrying amounts in the consolidated financial statements. However, deferred taxes are not recognized if they derive from the initial recognition of goodwill; temporary differences on the initial recognition of an asset or liability in a transaction that is not business combination and that affects neither accounting or taxable profit or loss, and temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is determined using enacted or substantively enacted tax rates at the reporting date.

Deferred taxes assets are only recognized to the extent it is probable that future taxable income is expected to be available to offset temporary differences.

Deferred tax liabilities that arise from taxable temporary differences are recognized in the consolidated financial statements, except for the deferred tax liabilities on investments in subsidiaries, associates and joint ventures, when the reversal of such temporary differences is controlled by Grupo Aval and it is probable the temporary difference will not reverse in the near future. Generally, Grupo Aval has the ability to control the temporary differences of investments in associates.

Current taxes are offset only when it has a legally enforceable right to offset and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Deferred taxes are offset when there is a legal entitlement to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities are related to income taxes levied by the same tax authority over the same taxable entity or over different entities but these entities have an intention to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously for each period in which these differences reverse.

In determining the amount of current and deferred tax, Grupo Aval considers the impact of uncertain tax exposures on current tax liabilities, including whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes Grupo Aval to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities would impact tax expense in the period in which, such a determination is made.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

2.23	Non-income taxes (Levies)

Levies are recognized as liabilities when Grupo Aval has accomplished the activities on which taxes must be paid, according to legislation in effect.

A wealth tax was created by the Colombian Congress in late 2014, which is calculated over the equity of companies in Colombia, determined under fiscal rules as of January 1, 2014, for every year from 2015 through 2017, and is recognized on an annual basis as a liability when incurred and charged to profit or loss.

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

2.25	Non-voting rights of preferred shares

Preferred shares represent partial ownership and do not enjoy any of the voting rights of common shares.

2.26	Revenues

•	Net Interest Income

Interest income and expense are recognized in profit or loss using the effective interest method. The ‘effective interest rate’ is the rate that discounts the estimated future cash payments and receipts through the expected life of the financial asset or financial liability (or, where appropriate, a shorter period) to the carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes transaction costs and fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or financial liability.

Interest income and expense presented in the statement of profit or loss:

(i)	interest on financial assets and financial liabilities measured at amortized cost calculated on an effective interest basis;
(ii)	interest on available-for-sale debt securities calculated on an effective interest basis;

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Interest income and expense on all trading assets and liabilities are considered to be incidental to Grupo Aval’s trading operations and are presented together with all other changes in the fair value of trading assets and liabilities in net trading income.

Fair value changes on other derivatives held for risk management purposes, and other financial assets and financial liabilities carried at FVTPL, are presented in net income from other financial instruments at FVTPL in the statement of profit or loss and OCI.

•	Net trading income

‘Net trading income’ comprises gains less losses related to trading assets and liabilities, and includes all realized and unrealized fair value changes, interest, dividends and foreign exchange differences.

•	Revenue from commissions and fees

Commissions and fees are recognized as revenue in profit or loss as follows:

i.	Commissions for banking services: when services are rendered;
ii.	The commissions on credit cards are booked and amortized on a straightline basis during the estimated useful life of the product and;
iii.	The commissions and fees incurred on the granting of new loans are deferred and recognized in profit or loss during the life of the loans, net of incurred cost, using the effective interest rate method.

•	Revenue from services and sales of goods

Revenues are measured at fair value of the consideration received or receivable, and represent amounts to be collected for the delivered goods or rendered services, net of discounts, returns, and the value added tax.

Grupo Aval recognizes revenues when the amount thereof can be measured in a reliable manner, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each activity of the entities of Grupo Aval have been fulfilled a follows:

•	Rendering of services

Grupo Aval renders services regarding several activities. Revenue from services is recognized in the period when the service is provided. The services are rendered, with reference to the completion stage of the specific transaction and assessed on the basis of the real service provided, as a proportion of all of the services that will be rendered. When the services are rendered through an undetermined number of acts, throughout a specific period of time, income is recognized on a straight line basis throughout the period.

•	Customer loyalty programs

Financial entities and hotels of Grupo Aval manage several loyalty programs in which the customers accumulate points for their purchases, being entitled to redeem such points for prizes in accordance

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

with the policies and the prize plan in force as of the redemption date. Reward points are recognized as an identifiable component separate from income for the service rendered, at their fair value. Income in loyalty programs is deferred and recognized in profit or loss when the entity has fulfilled its obligations to supply the products under the terms of the program or when it is no longer probable that the points under the program will be redeemed.

Sale of goods

Revenue from the sale of goods from the non-financial sector is recognized when the risks and returns of the product are transferred to the buyer.

2.27	Earnings per share

Earnings per share is calculated by dividing the net income for the period attributable to Grupo Aval's shareholders by the weighted average number of common and preferred shares outstanding during the period given that preferred shares are entitled to the same dividends as common shares (see note 25). Diluted earnings per share are determined the same way, on the basis of net profit, but the weighted average number of shares outstanding is adjusted to account for the potential dilutive effect of stock options. Grupo Aval does not have financial instruments with potential voting rights. As a consequence, basic and diluted earnings per share are the same.

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

c)	For which discrete financial information is available.

Grupo Aval discloses information separately for each identified operating segment, exceeding the minimum quantitative thresholds of a segment:

a)	Reported revenue from the ordinary activities, including revenue from external customers and as well as revenue or transfers inter-segments, which are equal or greater than 10 per cent of the revenue of combined ordinary activities, internal and external, of all operating segments.

b)	The amount of the reported net income is, in absolute terms, equal to or greater than 10 per cent of the amount greater of: (i) the combined reported net income of all the segments of the operation which have not incurred losses; and (ii) the reported combined loss of all segments of the operation which incurred losses.

c)	Its assets are equal to or greater than 10 percent of the combined assets of all segments of the operation.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The information regarding other activities of the business of operation segments that do not have to be reported is combined and disclosed within the category “Others.”

2.29	New and amended IFRS

In the current year, Grupo Aval has applied a number of new or revised International Accounting Standards (hereinafter, IAS), or IFRS issued by the IASB that are mandatorily effective for the accounting period beginning on January 1, 2016.

Annual Improvements to IFRS 2012 – 2014 Cycle

(Effective for annual periods beginning on or after January 1, 2016)

Standard	Subject of amendment	Details

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal	The amendment introduces specific guidance in IFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa), or when held-for-distribution accounting is discontinued.

IFRS 7 Financial Instruments: Disclosure	Servicing contracts	The amendments provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for the purposes of the disclosures required in relation to transferred assets.

	Applicability of the amendments to IFRS 7 on offsetting disclosure to condensed interim financial statements	Amendments to IFRS 7 were made to remove uncertainty as to whether the disclosure requirements on offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements, and if so, whether in all condensed interim financial statements after January 1, 2013 or only in the first year.

IAS 19 Employee Benefits	Discount rate: regional market issue	The amendments to IAS 19 clarify that the high-quality corporate bonds used to estimate the discount rate for post-

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

employment benefits should be issued in the same currency as the benefits to be paid.

IAS 34 Interim financial reporting	Disclosures of information included “elsewhere in the financial report”	The amendments clarify the requirements relating to information required by IAS 34 that is presented elsewhere within the interim financial report but outside the interim financial statements.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IFRS 11 provide guidance on how to account for the acquisition of an interest in a joint operation in which the activities constitute a business as defined in IFRS 3 Business Combinations.

Amendments to IAS 1 Disclosure Initiative

(Effective for annual periods beginning on or after January 1, 2016)

The amendments were a response to comments that there were difficulties in applying the concept of materiality in practice as the wording of some of the requirements in IAS 1 had in some cases been read to prevent the use of judgment.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted under the following two limited circumstances:

a)	when the intangible asset is expressed as a measure of revenue; or

b)	when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively. Currently, Grupo Aval uses the straight-line method for depreciation and amortization for its tangible and intangible assets, respectively. Management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, the application of this amendment has had no impact on the amounts recognized in Grupo Aval’s consolidated financial statements.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 16 and IAS 41 define a bearer plant and require biological assets that meet the definition of a bearer plant to be accounted for as property, plant and equipment in accordance with IAS 16, instead of IAS 41. In terms of the amendments, bearer plants can be measured using either the cost model or the revaluation model set out in IAS 16.

The produce growing on bearer plants continues to be accounted for in accordance with IAS 41.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The amendments apply retrospectively. The application of this amendment has had no significant impact on the amounts recognized in Grupo Aval’s consolidated financial statements. For more information, refer to Note 15.

Amendments to IAS 27 Equity Method in Separate Financial Statements

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IAS 27 focus on separate financial statements and allow the use of the equity method in such statements. Specifically, the amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	at cost;

•	in accordance with IFRS 9 Financial Instruments (or IAS 39 Financial Instruments: Recognition and Measurement for entities that have not yet adopted IFRS 9); or

•	using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The amendments apply retrospectively.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

(Effective for annual periods beginning on or after January 1, 2016)

The amendments to IFRS 10, IFRS 12 and IAS 28 clarify that the exemption from preparing consolidated financial statements is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all its subsidiaries at fair value in accordance with IFRS 10. Consequential amendments have also been made to IAS 28 to clarify that the exemption from applying the equity method is also applicable to an investor in an associate or joint venture if that investor is a subsidiary of an investment entity that measures all its subsidiaries at fair value.

The amendments apply retrospectively.

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2017. Management is in the process of assessing the potential impact of these pronouncements on Grupo Aval consolidated financial statements.

Forthcoming requirements.	Title of the Standard	Effective for Annual Periods Beginning on or After
Amendments to IAS 7 (*)	Disclosure Initiative	January 1, 2017
Amendments to IAS 12 (*)	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed

(*) No significant impact on Grupo Aval´s financial information is expected from these amendments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

IFRS 9 Financial Instruments and associated amendments to various other standards: IFRS 9 replaces the multiple classification and measurement models in IAS 39 Financial instruments: Recognition and measurement with a single model that has initially only two classification categories: amortized cost and fair value.

Phase 1: Classification and measurement of financial assets and financial liabilities

Classification of debt assets will be driven by the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. A debt instrument is measured at amortized cost if: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent payments of principal and interest.

All other debt and equity instruments, including investments in complex debt instruments and equity investments, must be recognized at fair value.

All fair value movements on financial assets are taken through the statement of profit or loss, except for debt and equity investments that are not held for trading, which may be recorded in the Other Comprehensive Income (without subsequent recycling to profit or loss).

For financial liabilities that are measured under the fair value option entities will need to recognize the part of the fair value change that is due to changes in the their own credit risk in other comprehensive income rather than profit or loss.

As stated through the document, Grupo Aval is organized into five segments comprised by four banks and their subsidiaries within and outside Colombia, and Corficolombiana has merchant bank. The banking business of the Group is focused on commercial and consumer portfolios and we have not a history of operating any complex financial products. As part of our implementation strategy, our main goal has been to achieve, among the different segments and subsidiaries, a homogeneous application of the classification of financial instruments of the portfolios established under IFRS 9 and, in order to do so; we have developed a standardized process and guidelines, for a homogeneous analysis to the extent possible.

Grupo Aval as a holding entity and through its banking subsidiaries and Corficolombiana, is currently in the process of implementing an analysis of its portfolios using the abovementioned common guidelines in order to assess, identify and classify financial instruments into their corresponding portfolio under IFRS 9.

Therefore, in accordance to the status of the project and remaining phases to be completed, Grupo Aval would expect the following:

•	Financial assets classified as loans under IAS 39 will generally continue to be classified into amortized cost.
•	Available for sale debt instruments will likely continue to be classified at either fair value with changes presented in other comprehensive income or at amortized cost.
•	Available for sale equity instruments will be classified at fair value with changes in profit or loss, unless Grupo Aval concludes irrevocably, to present them at fair value with changes presented in other comprehensive income.

In the case of financial liabilities, the classification and measurement criteria defined under IAS 39 will remain without major differences under IFRS 9.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Phase 2: Impairment methodology

A new expected credit loss (ECL) model, which involves a three-stage approach whereby financial assets move through the three stages as their credit quality changes. The stage dictates how an entity measures impairment losses and applies the effective interest rate method. A simplified approach is permitted for financial assets that do not have a significant financing component (eg trade receivables) the 3 stages are as follow:

First stage: On initial recognition, entities will record a provision equal to the 12 month ECL (or lifetime ECL for trade receivables), unless the assets are considered credit impaired.

In estimating the parameters used in the expected loss calculation (Exposure at Default (EAD), “Probability of Default” (PD), “Loss Given Default” (LGD) and discount rate), Grupo Aval leverages its experience of developing internal models for calculating parameters for regulatory and management purposes.

The definition of default is consistent with the definition of default currently used by Grupo Aval. IFRS 9 does not define default, but contains a rebuttable presumption that default has occurred when an exposure is greater than 90 days past due.

Use of present, past and future information: both the measurement and the classification of the expected credit losses require a high degree of judgment and estimations that must consider information about past events and current conditions as well as forecasts of future events. In this regard, our estimations of expected losses consider multiple macroeconomic scenarios which probability will be assessed considering past event, the current situation and future trends of macroeconomic factors such as gross domestic product (GDP) and unemployment rate. All these concepts will be the input to assess the significant increases in credit risk, as well as utilizing PD estimations.

Second stage: In this stage assets with significant increase in credit rise since initial recognition a provision will record equal to the lifetime ECL. interest income for this loan effective interest income are recorded also on gross carry amount.

Third stage: This stage loans are classified are credit impairment assets and the provision will be record in the lifetime ECL. Interest income are recorded on loans carrying amount net of credit allowance

Phase 3: Hedge accounting

The new hedge accounting rules (released in December 2013) align hedge accounting more closely with common risk management practices. The new standard also introduces expanded disclosure requirements and changes in presentation.

Grupo Aval is in the process of evaluating the effects of IFRS 9 application. Once completed, management will communicate the expected impact once a reliable estimation can be made. IFRS 9 application could represent a loan impairment increase and a higher volatility in Grupo Aval future results.

IFRS 15 Revenue from Contracts with Customers

(Effective for annual periods beginning on or after January 1, 2018)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

In May 2014, IFRS 15 was issued, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the following revenue Standards and Interpretations upon its effective date:

•	IAS 18 Revenue;
•	IAS 11 Construction Contracts;
•	IFRIC 13 Customer Loyalty Programmes;
•	IFRIC 15 Agreements for the Construction of Real Estate;
•	IFRIC 18 Transfers of Assets from Customers; and
•	SIC 31 Revenue-Barter Transactions Involving Advertising Services.

Under IFRS 15, a customer of an entity is a party that has contracted with the entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. Unlike the scope of IAS 18, the recognition and measurement of interest income and dividend income from debt and equity investments are no longer within the scope of IFRS 15. Instead, they are within the scope of IFRS 9 Financial Instruments, as they will likely be adopted at the same date.

As mentioned above, the new revenue Standard has a single model to deal with revenue from contracts with customers. Its core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The new revenue Standard introduces a five-step approach to revenue recognition and measurement:

•	Step 1: Identify the contract with a customer.
•	Step 2: Identify the performance obligations in the contract.
•	Step 3: Determine the transaction price.
•	Step 4: Allocate the transaction price to the performance obligations in the contract.
•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Far more prescriptive guidance has been introduced by the new revenue Standard:

•	Whether or not a contract (or a combination of contracts) contains more than one promised good or service, and if so, when and how the promised goods or services should be unbundled.
•	Whether the transaction price allocated to each performance obligation should be recognized as revenue over time or at a point in time. Under IFRS 15, an entity recognizes revenue when a performance obligation is satisfied, which is when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Unlike IAS 18, the new Standard does not include separate guidance for “sales of goods” and “provision of services”; rather, the new Standard requires entities to assess whether revenue should be recognized over time or at a particular point in time regardless of whether revenue relates to “sales of goods” or “provision of services”.
•	When the transaction price includes a variable consideration element, how it will affect the amount and timing of revenue to be recognized. The concept of variable consideration is broad; a transaction price is considered variable due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties and contingency arrangements. The new Standard introduces a high hurdle for variable consideration to be recognized as revenue – that is, only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
•	When costs incurred to obtain a contract and costs to fulfill a contract can be recognized as an asset.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

•	Extensive disclosures are required by the new Standard.
•	In April 2016, the IASB issued Clarifications to IFRS 15 in response to feedback received by the IASB/FASB Joint Transition Resource Group for Revenue Recognition, which was formed to address potential issues associated with the implementation of IFRS 15 and the US GAAP equivalent, ASC topic 606. The Clarifications to IFRS 15 clarified the following areas:
•	Identifying performance obligations: by providing illustrative factors for consideration in assessing whether the promised goods or services are distinct;
•	Principal versus agent considerations: by clarifying that an entity should assess whether it is a principal or agent for each distinct good or service promised to the customer, and by amending and reframing the indicators to assess whether an entity is a principal or agent; and
•	Licensing application guidance: in determining whether the license grants customers a right to use the underlying intellectual property (IP) (which would result in point time revenue recognition) or a right to access the IP (which would result in revenue recognition over time), an entity is required to determine whether (i) its ongoing activities are expected to significantly change the form or the functionality of the IP or (ii) the ability of the customer to obtain benefit from the IP is substantially derived from or dependent upon those activities.

IFRS 15, together with the clarifications thereto issued in April 2016, is effective for reporting periods beginning on or after January 1, 2018 The Clarification to IFRS 15 also introduces additional practical expedients for entities transitioning to IFRS 15 on (i) contract modifications that occurred prior to the beginning of the earliest period presented and (ii) contracts that were completed at the beginning of the earliest period presented.

Grupo Aval management anticipates that the application of IFRS 15 may have a non-material impact on the amounts reported and disclosures made in the consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until it is performed a detailed review.

IFRS 16 Leases

(Effective for annual periods beginning on or after January 1, 2019)

IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It will supersede the following lease Standard and Interpretations upon its effective date:

•	IFRS 16 Leases;
•	IFRIC 4 Determining whether an Arrangement contains a Lease;
•	SIC-15 Operating Leases – Incentives; and
•	SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Identification of a Lease

IFRS 16 applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer. Control is considered to exist if the customer has:

•	The right to obtain substantially all of the economic benefits from the use of an identified asset; and
•	The right to direct the use of that asset.

The Standard provides detailed guidance to determine whether those conditions are met, including instances where the supplier has substantive substitution rights, and where the relevant decisions about how and for what purpose the asset is used are predetermined.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Lease accounting

IFRS 16 introduces significant changes to lessee accounting: it removes the distinction between operating and finance leases under IAS 17 and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement for all leases, except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others.

If a lessee elects not to apply the general requirements of IFRS 16 to short-term leases (i.e. one that does not include a purchase option and has a lease term at commencement date of 12 months or less) and leases of low value assets, the lessee should recognize the lease payments associated with those leases as an expense on either a straight-line basis over the lease term or another systematic basis, similar to the current accounting for operating leases.

Lessor accounting

In contrast to lessee accounting, the IFRS 16 lessor accounting requirements remain largely unchanged from IAS 17, which continue to require a lessor to classify a lease either as an operating lease or a finance lease. In addition, IFRS 16 also provides guidance on the accounting for sale and leaseback transactions. Extensive disclosure are also required.

IFRS 16 is effective for reporting periods beginning on or after January 1, 2019 with early application permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. A lessee can apply IFRS 16 either by a full retrospective approach or a modified retrospective approach. If the latter approach is selected, an entity is not required to restate the comparative information and the cumulative effect of initially applying IFRS 16 must be presented as an adjustment to opening retained earnings (or other component of equity as appropriate).

Grupo Aval management anticipates that the application of IFRS 16 could have material impact on the amounts reported, ratios, debt levels reported and disclosures made in the consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until detailed review is performed by Grupo Aval.

NOTE 3 – JUDGEMENTS AND CRITICAL ACCOUNTING ESTIMATES IN APPLYING ACCOUNTING POLICIES

Grupo Aval’s management makes estimates and assumptions that affect the amounts recognized in the consolidated financial statements and the carrying value of the assets and liabilities within the fiscal year. The judgments and estimates are continuously evaluated and are based on the experience of management and other factors, including the occurrence of future events that are believed as reasonable under the current circumstances. Management also makes certain judgments besides those which involve estimates during the process of applying accounting policies. These judgments that have the most significant effects on the amounts recognized in the consolidated financial statements and the estimates that may cause an

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

important adjustment to the value in the carrying value of assets and liabilities in the following year include the following:

Held-to-maturity financial assets. Management applies judgment in assessing whether financial assets can be categorized as held-to-maturity. In particular (a) its intention and ability to hold the assets to maturity and (b) whether the assets are quoted in an active market. If Grupo Aval fails to keep these investments to maturity other than in certain specific circumstances – for example, selling an insignificant amount close to maturity – it will be required to reclassify the entire class as available-for-sale. The investments would, therefore, be measured at fair value rather than amortized cost. If the entire class of held-to-maturity investments is reclassified, the carrying amount in 2016 would decrease by Ps. 12,153 thousand (2015 increase: of Ps. 18,387) with a corresponding entry in other comprehensive income.

Impairment of available-for-sale financial assets. In making this judgment, Grupo Aval, among other factors, considers the volatility in the security price. In addition, impairment may be appropriate when there is evidence of changes in technology or a deterioration in the financial health of the investee, industry and sector performance, or operating or financing cash flows. Had all the declines in fair value below cost been considered significant or prolonged, Grupo Aval would record an additional impairment loss of Ps. 471,619 (2015: Ps. 892,405 and 2014: Ps.3,678), which would be reclassified from other comprehensive income to profit or loss for the year.

Loan impairment allowance: Grupo Aval regularly revises its loan portfolio to evaluate its impairment. In determining if an impairment should be registered through profit or loss for the year, management determines if there are observable data indicating a decrease in the estimated cash flow of the loan portfolio, before the decrease in such flow may be identified for a particular loan of the portfolio.

The process used to calculate the provision includes an analysis of specific, historical and subjective components. The methods used by Grupo Aval include the following:

•	A regular detailed analysis of the loan portfolio.
•	A system for classifying loans according to risk levels.
•	A regular review of the summary of loan-loss provisions.
•	Identification of loans to be assessed individually for impairment.
•	Consideration of internal factors such as our size, organizational structure, the structure of the loan portfolio, the loan management process, a trend analysis of non-performing loans and historical loss experiences.
•	Consideration of the risks inherent in different types of loans.
•	Consideration of external factors - local, regional and national - as well as economic factors.

Main sources of uncertainty in loan impairment calculations:

In the process of calculating impairment for loans deemed individually significant, based on the discounted cash flow method, Grupo Aval´s management makes assumptions as to the amount to be recovered from each customer and when it will be recovered. Any change in this estimate can generate significant changes in the value of the provision that is established. In calculating provisions for loans considered to be individually significant, based on their collateral, management estimates the fair value of the collateral with the help of independent appraisals. In turn, any variation in the price ultimately obtained in recovering the collateral can prompt significant changes in the value of the allowances.

In the process of calculating the collective impairments allowances for loans management focuses on loans that are not considered individually significant or loans that are individually significant but that have not

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

been previously impaired. The historic loss rates used in the process are regularly updated to include the most recent data that reflects current economic conditions, trends in industry performance, geographic concentrations or concentrations of borrowers within each portfolio segment, and any other relevant information that could affect the estimation of loan impairment provisions. Many factors can affect estimates of the provisions for losses on loans granted by Grupo Aval, including volatility in the probability of impairment, migration and estimates of the severity of the losses.

To quantify the losses incurred in collectively assessed portfolios, Grupo Aval has calculation methods that take into account four main factors: exposure at default, probability of default, the loss identification period and the loss given default as explained below. For such purposes, loans are considered in default when they are past due for more than 90 days , restructured loans due to financial problems for the debtors, clients in bankruptcy and clients included in credit risk categories D or E, according to internal credit risk evaluation models.

•	Exposure at default (EAD) is the amount of risk incurred at the time of counterparty defaults.
•	Probability of default (PD) is the possibility the counterparty will default on its obligations to pay capital and/or interest. The probability of default is associated with the rating/scoring or the level of default of each counterpart/transaction. In the specific case of loan default, the assigned PD is 100%.
•	The loss identification period (LIP) refers to the time elapsed between the occurrence of the event that generates an incurred loss and the time that loss becomes clearly evident at the individual level. LIPs are analyzed based on loans with similar risk.
•	Loss given default (LGD) is the estimated loss in the event of default. It depends mainly on the characteristics of the counterparty and the valuation of the collateral associated with the transaction.

The following table shows a sensitivity analysis of the most important variables affecting the calculation of the provision for loan portfolio impairment:

December 31, 2016
	Sensitivity	Increase	Decrease
Loans assessed individually:
Probability of default on estimated future cash flows	10%	325,866	(191,518)
Loans assessed collectively:
Probability of default	10%	176,162	(218,154)
Severity of the estimated loss	10%	199,130	(234,327)
Loss identification period	1 month	189,434	(178,529)

December 31, 2015
	Sensitivity	Increase	Decrease
Loans assessed individually:
Probability of default on estimated future cash flows	10%	225,292	(196,350)
Loans assessed collectively:
Probability of default	10%	115,401	(157,465)
Severity of the estimated loss	10%	146,631	(163,341)
Loss identification period	1 month	87,869	(102,626)

December 31, 2014
	Sensitivity	Increase	Decrease
Loans assessed individually:
Probability of default on estimated future cash flows	10%	149,764	(95,768)
Loans assessed collectively:
Probability of default	10%	75,642	(93,925)
Severity of the estimated loss	10%	112,729	(145,428)
Loss identification period	1 month	256,558	(10,417)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Deferred Income Tax: Grupo Aval assess the realization of the deferred income tax asset throughout time. The deferred tax asset represents the recoverable income taxes through future deductions from taxable income and they are recognized in the financial position statement. The deferred tax assets are recoverable to the extent that the realization of the related tax benefits is likely. Future tax revenues and the amount of the tax benefits that are probable in the future are based on medium-term plans prepared by management. The business plan is based on management´s expectations which are believed to be reasonable under the current circumstances. Management based their financial and tax projections for each company and at the consolidated level on a project constant growth, adjusted for inflation, of 3% for the following 5 years.

As of December 30, 2016 and December 31, 2015 Grupo Aval’s management estimates that the deferred income tax asset would be recoverable according to the estimates of future taxable income. Deferred tax liabilities have not been recognized on income from its subsidiaries in which Grupo Aval has no to repatriate in the near future, Grupo Aval controls the dividend policies of the subsidiaries and has no intent to repatriate dividends or sell the related investments in the near future. See Note 19.

Fair value of Biological Assets: The fair value for biological assets, which Grupo Aval owns through long-term crops is determined based on appraisals prepared internally by each entity and internal experts in the development of such crops and preparation of valuation models. Due to the nature of such crops and the lack of comparable market data, the fair value of these assets is determined based on models of discounted cash flow of future net cash flows of each crop. The valuation takes into account the estimated future harvest yields, current prices of such products and the estimated future costs during development, maintenance and future harvest costs, discounted at the risk-free interest rates adjusted by risk premiums which are required in such circumstances. Note 15 discusses the main assumptions used in the determination of the fair value of biological assets as well as a sensitivity analysis.

Fair value of investment properties: The Group determines the fair value of investment properties based on appraisal reports prepared by third party independent real estate appraisers in accordance with international valuation standards on the basis of comparable prices in the local market or of net cash inflows discounted to present value using a discounted cash flow method. The valuations are made on the basis of estimated future cash flows supported by existing leases or other contracts, current market rents of similar properties in similar locations and conditions, related property operating expenses and discount rates that reflect market assessments of the uncertainty in the amount and timing of the cash flows. The best evidence to support the fair value for investment properties are the current prices in an active market for similar investment properties.

Goodwill Impairment: Annually, Grupo Aval conducts an evaluation of goodwill impairment recorded in their financial statements. The assessment is based on market values of stocks of banks listed in Stock Exchanges and based on studies carried out for these entities that are not quoted on the Colombia Stock Exchange. These studies are based on the valuation of the business lines that are related with goodwill, through the discounted cash flow method. The analysis takes into account factors such as: the economic situation of the country and the sector in which Grupo Aval operates, historical financial information, projected growth of revenues and costs of Grupo Aval during the next five years and subsequent perpetual growth, profits capitalization indices which are all discounted at the risk free interest rates adjusted by risk premiums which are required under the circumstances. Note 17 includes the main assumptions used in these assessments and a sensitivity analysis.

Provision for contingencies: Grupo Aval evaluates and records an estimate for contingencies, in order to cover possible losses due to the labor cases, civil and commercial lawsuits, and tax objections or other issues.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The contingencies are based on the opinion of the external legal counsel and/or in-house lawyers, when they consider the loss to be probable and it can be reasonably quantified. Given the nature of many claims, cases and/or processes, in some opportunities it is not possible to carry out an accurate forecast or to quantify the amount of loss in a reasonable manner. Consequently, the actual amount of disbursements effectively paid for claims, cases and/or processes is different from the initial estimated and provisioned amounts and the differences are recognized when they are identified.

Post-employment Plan: Measurement of the pension obligation, costs and liabilities depends on a variety of long-term premises determined on actuarial bases. The assumptions for the pension obligation, includes an estimate of the present value of projected future pension payments for the participants of the plan and, the likelihood of potential future events, such as increases in the urban minimum wage and demographic experience. These premises may have an effect on the amount of future contributions if there are any variations, and also on the service cost recognize in the income statement.

The discount rate allows for the calculation of future cash flows at the present value as of the date of measurement. Grupo Aval determines a long-term rate representing the market rate of high quality fixed-income investments or for government bonds denominated in Colombian Pesos, the currency in which the benefit will be paid. They also consider the opportunity and the amount of payments of future benefits, for which the Bank has selected the government bonds. Grupo Aval uses other key premises for assessing actuarial liabilities, which are calculated based on the specific experience of Grupo Aval combined with published statistics and market indicators (see Note 22, which describes the most important assumptions used in the actuarial calculations and the corresponding sensitivity analysis).

NOTE 4 – RISK MANAGEMENT

Grupo Aval and its subsidiaries in the financial sector such as Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular and Corficolombiana manage risk pursuant to the applicable regulations in each country where the operate and according to Grupo Aval’s internal policies.

Even though Grupo Aval´s non-financial sector subsidiaries are less exposed to certain financial risks, they are still exposed to adverse changes in the prices of their products and to operational, compliance and legal risks.

A detailed summary of the main risks Grupo Aval could be subject or exposed to as follows: financial, non-financial and cross-group risks. These risks are described in accordance to the analysis made by the Group:

Financial risks

Credit risk: risk of incurring in a financial loss as a result of failure of the debtors to meet their contractual obligations in financial transactions.

Market risk: risk derived from changes in market variables that could affect the value of the portfolios.

Liquidity risk: risk related to the inability to fulfill obligations with customers, financial market counterparties, lenders, suppliers, authorities or other stakeholders, or complying with those obligations at an excessive cost.

Regulatory and capital management risks include: risk related to banking subsidiaries and management of capital requirements and adequacy.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Non-financial risks

Operational risk: risk to incur losses due to failure on day to day processes, individuals, operating systems supporting the business, or external events.

Conduct risk: risk derived from inappropriate practices in the dealings with customers, and the treatment of products offered to each particular customer and the adequacy thereof.

Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

Cross-group risks:

Reputational risk: risk of deterioration or damage in the perception of Grupo Aval and its subsidiaries by media, public opinion, customers, investors and other key players in the market.

Strategic risk: risk resulting from changes in Grupo Aval’s strategy or business plan due to changes in general business conditions and risk associated with strategic decisions, such as investments. Strategic risk also includes the risk of poor implementation of decisions and lack of capacity to respond to changes in the business environment.

Objective and general guidelines

Grupo Aval's objective is to maximize long term returns for its investors, through proper risk management. The guiding principles of risk management of Grupo Aval are as follows:

a)	Make risk management a part of every institutional process.
b)	Collective decision making for commercial lending of significant amounts at the Board of Directors.
c)	Extensive and in-depth market knowledge, as a result of our leadership and our experienced, stable and seasoned senior management.
d)	Clear risk management policies based on a top-down approach with respect to:

•	Compliance with know-your-customer policies.
•	Commercial loans credit structure based on a clear identification of sources of repayment and of cash flow generating capacity of the borrower.

e)	Use common credit analysis tools and loan pricing tools across Grupo Aval's subsidiaries.
f)	Diversification of the commercial loan portfolio with respect to industries and economic groups.
g)	Specialization in consumer product niches.
h)	Extensive use of continuously updated scoring models to ensure quality growth of consumer loans.
i)	Conservative policies in terms of:

•	Trading portfolio composition with bias towards lower volatility instruments.
•	Proprietary trading, and
•	The variable compensation for the trading staff.

Risk management

Grupo Aval´s risk management is based on the principles indicated in the section above and they are transmitted to all banking subsidiaries and business units. The risk management strategy is supported by the following guidelines:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

a)	In all of Grupo Aval’s banking subsidiaries the risk function is independent of the business units. The segregation of functions between the business areas and the risk areas in charge of risk acceptance, measurement analysis, control and reporting provides sufficient independence and autonomy for proper risk control.
b)	The decision making process at the banking subsidiaries requires that transactions of significant amounts are sent to decision centers such as risk committees. The frequency of meetings of these committees assures a high degree of agility regarding the resolution of proposals and continuous participation of senior management for administering the different risks.
c)	Grupo Aval has detailed manuals and policies for risk management. The business and risk groups of Grupo Aval hold regular orientation meetings based on approaches to risk that are consistent with the Group´s risk culture.
d)	Grupo Aval has implemented a risk limit system that is updated on a regular basis to address new conditions in the markets and the risks to which they are exposed.
e)	There are adequate information systems to monitor risk exposure on a daily basis, to ensure compliance with limits approval and, if necessary, to implement proper corrective actions.
f)	Key risks are analyzed on a regular basis, and not only when risks materialize or when problems occur during the normal course of business.
g)	Grupo Aval offers adequate, permanent training courses on risk culture. These courses are given at every level within the organization.
h)	A risk culture integrated throughout the organization, consisting on a series of attitudes, values, skills and guidelines to action.

Corporate structure of the risk function

Governance of the risk function seeks to ensure that risk decisions are taken appropriately and efficiently and that risks are effectively controlled. The goal is to guarantee that risks are managed in accordance with the guidelines set forth by Grupo Aval. The corporate structure for risk management at the banking subsidiaries is comprised of the following, top-level risk governance bodies:

•	Board of Directors
•	Risk committees
•	Risks vice-presidency
•	Risk management administrative processes
•	Internal Auditing Department

Responsibility for the control and management of risk and, in particular, for the setting of the Group's risk tone rests ultimately with the Board of Directors of Grupo Aval. The Board has the powers to delegate to the various committees. The Board is supported by a comprehensive structure of risk management committees among the different banks and the Integrated Risk Management Committee.

Board of directors

The boards of directors for the banking subsidiaries of Grupo Aval are responsible for adopting the following decisions, among others, with respect to the proper organization of each entity’s risk management system:

•	Define and approve the general policies and strategies related to the internal control system for risk management.
•	Approve the entity’s policies in relation to the management of different risks.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

•	Approve trading and counterparty limits, according to defined attributions.
•	Approve exposure and limits for different types of risks.
•	Approve different procedures and methodologies for risk management.
•	Ensuring the assignment of the human resources and physical and technical resources required for effective risk management.
•	Setting forth the responsibility and attributes assigned to the different positions and areas in charge of risk management.
•	Creating and defining the functions of the committees that are needed to ensure the proper organization, control and monitoring of operations that generate risk exposure.
•	Approve internal control systems for risk management.
•	Require management of the Grupo Aval subsidiaries to submit periodic reports on the levels of exposure to several risks.
•	Evaluate recommendations and corrective actions proposed for risk management processes.
•	Require a variety of periodic reports from management on the levels of exposure to different risks.
•	Conduct monitoring and follow-up at regular board meetings, based on periodic risk-management reports submitted by the Audit Committee on measures taken to control or mitigate the more relevant risks.
•	Approve the nature and scope of the strategic business and markets in which each subsidiary will operate.

The Board of Directors is the body responsible for establishing and annually updating the Group’s risk appetite or tone, monitoring its actual risk profile and ensuring consistency between the two. The risk appetite is determined both for the Group as a whole and for each of the main business segments using a corporate methodology adapted to the circumstances of each business segment. The Board of Directors is responsible for approving the respective risk appetite/tone proposals once the Group has validated them.

Risk appetite is defined at the Group level as the amount and type of risk that it considers reasonable to assume in implementing its business strategy in order to ensure that it can continue to operate normally if unexpected events occur. To this end, adverse scenarios are taken into account, which might have an adverse impact on its subsidiaries’ levels of capital or liquidity, its profits and/or its share price.

Risk committees

Grupo Aval´s financial subsidiaries have, among others, committees for credit risk and treasury risk integrated by members of the Board of Directors which periodically discuss, measure, control and analyze the credit risk management system (SARC for its initials in Spanish) and the market risk management systems (SARM for its initials in Spanish). Grupo Aval’s financial subsidiaries also have an asset-liability committee (ALCO) which makes decisions regarding asset and liability management and evaluates de effectiveness of the liquidity risk management system (SARL for is initials in Spanish). The analysis and follow-up of the operating risk management system and the management of the business continuity plan (SARO-PCN for its initials in Spanish) is carried out by management and the Audit Committee. Compliance of legal risks is monitored by the General Secretaries of each bank. The functions of these committees include, among others, the following:

1.	Proposing to the Board of Directors adequate policies for managing the risks that concern each committee and the applicable business processes and methodologies.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

2.	Review systematically the entity’s exposure to risks and take the corrective action if necessary.
3.	Ensuring that actions of each business unit in relation to risk management are consistent with previous defined levels of risk appetite.
4.	Approve the decisions that are within the attributes established for each committee by the Board of Directors.

I.	Integrated risk management committee

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

The objective of this committee is to support senior management by establishing risk policies, limits and systems to monitor and measure the effectiveness of the liquidity risk management systems (SARL for its initial in Spanish):

•	Establishing adequate procedures and mechanisms for liquidity risk management.
•	Monitoring liquidity risk exposure reports.
•	Identify the origin of risk exposure through sensitivity analysis, in order to assess the probability of lower returns for the entity or assess the necessity of new liquidity resources.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

IV.	Audit committee

The Audit Committee´s principal objective is to evaluate and monitor the Internal Control System.

The following are the description of the functions for this committee:

•	Proposing for approval of the Board of Directors the structure, procedures and methodologies required for the operation of the Internal Control System.
•	Assessing the structure of the internal control of the entity, in order to establish if the procedures are designed reasonably to protect its assets, as well as those of third parties under its administration and custody. Understand if there are existing controls to verify that transactions are being properly authorized and registered. For such purpose, the areas in charge of the administration of the various systems of risk, the Statutory Auditor and the Internal Auditor submit the established periodical reports to the Committee as well as other reports that the members of the Committee may require.
•	Performing a follow-up of risk exposure levels taking into account the consequences for the entity and the measures adopted for their control or mitigation.

Risk vice presidency

The Risk Vice-Presidency is the head of the Group's risk function and participates in various committees including the Board of Directors. Below is a detailed breakdown of its functions:

1.	Oversee adequate compliance of the policies and procedures established by the Board of Directors and the various committees for risk management.

2.	Designing methodologies and procedures to be followed by the administration for risk management.
3.	Establishing ongoing monitoring procedures to allow timely identification of any deviation relating to compliance of the policies established for risk management.
4.	Preparing timely reports for the different risk committees, the Board of Directors of each bank and for the government entities in charge of control and supervision of financial institutions in connection with compliance of risk policies.

Administrative processes of risk management

Each banking subsidiary of Grupo Aval has well defined structures and procedures, including manuals on administrative processes to be followed for managing different risks. The entities use the different technological tools, for the analysis, monitoring and control of the various risks.

Internal audit

The Internal audit units at each bank are run independently from the administration. In the course of performing their functions, they carry out periodic independent compliance assessments of risk management policies and procedures. Reports are submitted directly to the risk committees and audit committees, which are responsible for the follow-up with the Bank’s administration regarding the corrective measures to be taken. Additionally, at the holding company there is a senior vicepresident-corporate controller who oversees the meetings of the audit committees of the most significant subsidiaries. The area he leads carry on periodic of Grupo Aval´s subsidiaries to monitor the compliance with risk management

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

policies. The corresponding reports are presented directly to senior management at each of the subsidiaries and to the corresponding audit committees including the audit committee of the holding company.

Grupo BAC Credomatic

Grupo BAC Credomatic (hereinafter referred to as BAC), whose main operations are located in Central America, is consolidated as part the parent company Banco de Bogotá through its subsidiary Leasing Bogotá Panamá. BAC has its own policies, functions and risk management procedures, subject to approval by Banco de Bogotá.

Risk management and periodic risk surveillance are carried out through the following bodies of corporate governance which were, established both at a regional level as well as in the countries where Grupo BAC Credomatic operates: Committee of Integral Risk Management, Committee of Assets and Liabilities (ALCO), Committee of Compliance, Credit Committee, Investment Committee and Audit Committee.

Regarding credit risk management, BAC has a centralized structure, led by a Chief Risk Officer (CRO), who reports to the CEO.  The Regional Credit Committee, whose members include the CEO, the CRO, and four members of the administration of Grupo Aval and Banco de Bogota, is responsible for submitting credit policies and procedures at a regional level for the Board of Directors approval.  This committee is responsible for monitoring the loan portfolio. The regional credit committee is also responsible for the final decision on loans, which exceed the credit limits delegated to the individual countries. While local risk managers report to the local head, observance of regional policies and procedures is reported to the CRO.

With regard to market risk, BAC manages an investment policy and asset and liability policy at a regional level, setting guidelines for  establishing country and counterparty risk limits, as well as limits to foreign currency positions and guidelines for liquidity risk management, interest rate and exchange rate risks. The Regional Committee of Assets and Liabilities, which is integrated by members of the Board of Directors of BAC, is responsible for the establishment of regional risk management policies.

Grupo Aval is comprised primarily by entities of the financial sector that are exposed to various financial, operating, reputational and legal risks.

Financial risks include credit and market risks and liquidity risks from its composition of assets and liabilities, as they are affected by changes in interest rates, exchange rates and liquidity.

The entities of Grupo Aval which have businesses in economic sectors other than the financial sector, commonly referred in Colombia as the “Non-financial sector”, are less exposed to financial risks but are still exposed to adverse variations in the prices of its products. This occurs in companies in the agricultural-business. Subsidiaries which operate in different economic sectors are exposed fundamentally to operational and legal risks.

Below is an analysis of each of the aforementioned risks in order of importance, on the basis that such risks are managed separately by each of the banking subsidiaries of Grupo Aval. Unless otherwise indicated, Banco de Bogotá consolidates the risk information of Grupo BAC Credomatic.

Control environment

The risk management model has a control environment that ensures the appropriate control for all risks and provides an integrated view thereof. This control is performed at all of the Group's business segments and

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

for each type of risk in order to ensure that the Group's exposures and overall risk profile are within the framework of the mandates established by both the Board of Directors and the regulators. The main elements ensuring effective control are:

-	The allocation of responsibilities in risk-generating functions through decision-making and the due control of their activity.
-	Specialized control of each risk factor.
-	The supervision and aggregate integration of all risks.
-	The assessment of control mechanisms.
-	Independent assessment by internal audit.

4.1	Credit Risk

4.1.1	Consolidated credit risk exposure

Grupo Aval´s banking subsidiaries are exposed to credit risk, consisting of the risk of incurring in a financial loss as a result of the failure of the debtor to meet its contractual obligations in financial transactions on a timely and complete manner. Exposure to credit risk for Grupo Aval and its subsidiaries is also incurred as a result of credit activities and transactions with counterparties.

The maximum exposure to credit risk of Grupo Aval, at a consolidated level is reflected in the carrying value of financial assets in the statement of financial position of Grupo Aval as of December 31, 2016 and 2015 as follows:

Account	December 31, 2016		December 31, 2015
Assets
Cash and cash equivalents (**)	Ps.	17,294,457	Ps.	17,847,913

Financial assets held for trading		2,343,902		3,061,916
Financial instruments available for sale		17,662,733		18,987,370
Financial instruments held to maturity		2,570,486		2,395,280
Other financial assets at fair value through profit or loss		2,072,674		1,891,692
Derivatives instruments		502,209		1,024,972
Hedging derivatives		128,479		33,690
Loans and receivables
Commercial		93,149,211		89,498,148
Consumer		46,927,997		42,230,509
Mortgage		14,683,537		13,418,079
Microcredit		399,431		399,262
Other accounts receivable		3,719,672		3,396,671
Total financial assets with credit risk	Ps.	201,454,788	Ps.	194,185,502
Financial instruments with credit risk outside of the statement of financial position at its nominal value
Financial guarantees and letters of credit		3,513,700		3,834,571
Credit commitments		23,734,857		22,756,133
Total exposure to credit risk outside of the statement of financial position	Ps.	27,248,557	Ps.	26,590,704
Total maximum exposure to credit risk	Ps.	228,703,345	Ps.	220,776,206

(**) Not including funds guarded by the entity (cash, tellers, vaults), because there is no credit risk regarding Grupo Aval entities.

For guarantees and commitments to extend the credit amounts, the maximum exposure credit risk is the amount of the commitment. Credit risk is mitigated by guarantees and collaterals as described below.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

4.1.2	Mitigation of credit risk, collaterals and other credit risk enhancements

The exposure to credit risk for each of Grupo Aval´s banking subsidiaries is reduced by collaterals and other credit enhancements. The existence of guarantees can be a necessary measure but not a determinant for the approval of a credit. Credit risk policies of Grupo Aval require an evaluation of the debtor’s payment capacity based on the debtor´s ability to generate the resources needed for the timely and complete payment of its obligations.

Credit risk management is organized into three different levels at the banking subsidiaries of Grupo Aval:

•	Analysis of credit risk: For commercial lending it is based on tools for the individual evaluation of credits based on payment capacity based on cash generation, and credit rating models based on the historical and projected financial condition and on the payment history of the debtor with the financial sector. For consumer lending (including mortgages and auto financing), scoring models are based on socio demographic variables and payment history.

•	Establishment of guarantees with appropriate debt coverage in accordance with the credit policies of each bank. Guarantees include mortgages on real estate, pledge on assets, including cash deposits and investments.

•	Evaluation of the liquidity of the guarantees received.

The methods used for the evaluation of guarantees are aligned with the market practices and include the use of independent real estate appraisers, the market value of securities or the valuation of companies issuing the securities. All guarantees must be legally evaluated and drafted following the parameters of applicable legal regulations.

4.1.2.1	Credit risk parameters

At the banking subsidiaries level, the assessment of customers or transactions using rating or scoring systems constitutes a judgment of their credit quality, which is quantified through the Probability of Default (PD).

In addition to customer assessment, the quantification of credit risk requires the estimation of other parameters, such as Exposure at Default (EAD) and the percentage of EAD that will not be recovered (Loss Given Default - LGD). Therefore, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet risk, which depends on the type of product, the Loss Identification Period (LIP) or the analysis of expected recoveries, which is related to the guarantees provided and other characteristics of the transaction such as product type, term, etc.

These factors are the main credit risk parameters. Their combination is used in the calculation of the incurred loss or expected loss. This loss is considered an additional cost of the activity, which is reflected in the risk premium.

Regarding portfolios for which limited internal default experience information exists, such as banks or sovereign risk, estimates of the risk parameters (PD, LGD and EAD) are based on alternative sources such as market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

For all other portfolios, parameter estimates are based on the Group internal experience. The PD is calculated by observing the cases of new arrears in relation to the non-default population in a previous observation point.

The LGD calculation is based on the observation of the recoveries of loans in default, taking into account not only the income and expenses associated with the recovery process, but also the timing when the income and expenses take place.

EAD is estimated by comparing the use of committed facilities at the time of default and their use under normal (performing) circumstances, to identify the actual use of the facilities at the time of default.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

As of December 31, 2016 and 2015, the following chart shows the detail of the credit portfolio per type of guarantees received as support of credits issued by Grupo Aval at a consolidated level:

December 31, 2016	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Unsecured credits	Ps.	48,792,810	Ps.	39,358,447	Ps.	204,690	Ps.	270,340	Ps.	42,966	Ps.	88,669,253
Loans secured by other banks		413,049		3,145		-		-		4,779		420,973
Collateralized credits:
Mortgages		3,907,080		78,728		13,125,629		6,494		105,501		17,223,432
Other real estate		9,207,647		1,136,153		879		186		785,872		11,130,737
Investments in equity instruments		503,141		1,779		-		-		-		504,920
Deposits in cash or cash equivalents		2,797,882		187,740		22,159		113,269		7,170		3,128,220
Leased machineries and vehicles		-		-		-		-		7,996,135		7,996,135
Fiduciary agreements, stand by letters and guarantee funds		6,994,810		3,211		3,637		7,503		342,970		7,352,131
Pledged income		3,054,764		450		103		-		19,987		3,075,304
Pledges		3,882,928		5,567,107		1,586		1,639		2,768		9,456,028
Other assets		3,637,005		375,629		422,750		-		1,767,659		6,203,043
Total gross credit portfolio	Ps.	83,191,116	Ps.	46,712,389	Ps.	13,781,433	Ps.	399,431	Ps.	11,075,807	Ps.	155,160,176

December 31, 2015	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Unsecured credits	Ps.	50,400,859	Ps.	35,443,855	Ps.	4,590	Ps.	270,667	Ps.	47,544	Ps.	86,167,515
Loans secured by other banks		580,478		7,148		-		-		1,994		589,620
Collateralized credits:
Mortgages		3,613,658		72,563		12,430,089		8,133		89,265		16,213,708
Other real estate		8,418,562		988,860		-		321		587,543		9,995,286
Investments in equity instruments		377,493		9,721		-		-		-		387,214
Deposits in cash or cash equivalents		2,914,240		161,739		1,826		115,088		11,381		3,204,274
Leased machineries and vehicles		-		-		-		-		4,901,847		4,901,847
Fiduciary agreements, stand by letters and guarantee funds		6,935,239		1,872		-		3,537		345,501		7,286,149
Pledged income		2,752,201		-		-		-		19,327		2,771,528
Pledges		1,063,276		2,771,769		1,201		1,516		25,425		3,863,187
Other assets		4,142,317		2,416,038		217,476		-		3,389,839		10,165,670
Total gross credit portfolio	Ps.	81,198,323	Ps.	41,873,565	Ps.	12,655,182	Ps.	399,262	Ps.	9,419,666	Ps.	145,545,998
(1)	See Note 11.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

4.1.3	Policies to prevent excessive credit-risk concentration

In order to prevent excessive concentrations of credit risk at an individual, economic group, country or economic sectors level, each bank of Grupo Aval maintains updated indices to limit concentration. The exposure limit by a banking subsidiary of Grupo Aval to an individual client or economic group depends on the risk profile of the client (or economic group), the nature of the risk of the debtor and the experience of each banking subsidiary in a specific market or sector.

Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration by sector and customer group.

In order to avoid credit risk concentration at the Group level management relies on the Risk Vice-Presidency, which consolidates, and monitors the credit risk exposures of all banks, to determine the maximum levels of concentration.

Pursuant to Colombian regulations, banks in Colombia cannot grant unsecured loan to a borrower, which on a combined basis exceed 10% of its regulatory capital calculated according to the regulations of the Superintendency of Finance. Loans maybe more than 10% of the regulatory capital of the bank when they are secured by acceptable guarantees.

The detail of credit risk at the level of Grupo Aval in the different geographic areas determined according to the domicile of the debtor, without considering the recorded loan loss impairment provisions as of December 31, 2016 and 2015 is as follows.

December 31, 2016	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Colombia	Ps.	58,561,329	Ps.	30,523,917	Ps.	4,822,806	Ps.	399,431	Ps.	10,244,275	Ps.	104,551,758
Panamá		5,305,839		4,650,419		2,067,375		-		127,976		12,151,609
United States		4,212,510		436		16		-		-		4,212,962
Costa Rica		3,341,255		4,390,441		3,674,158		-		665,281		12,071,135
Nicaragua		2,241,090		1,237,205		390,003		-		7,164		3,875,462
Honduras		2,398,364		1,597,280		720,987		-		3,867		4,720,498
El Salvador		1,565,481		2,076,588		873,870		-		11,977		4,527,916
Guatemala		4,691,911		2,080,065		1,232,218		-		15,267		8,019,461
Other countries		873,337		156,038		-		-		-		1,029,375
Total gross credit portfolio	Ps.	83,191,116	Ps.	46,712,389	Ps.	13,781,433	Ps.	399,431	Ps.	11,075,807	Ps.	155,160,176

(1)	See Note 11.

December 31, 2015	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Colombia	Ps.	56,538,501	Ps.	26,887,977	Ps.	3,994,491	Ps.	399,262	Ps.	8,623,573	Ps.	96,443,804
Panamá		4,993,312		4,289,764		1,960,577		-		134,017		11,377,670
United States		4,510,600		139		-		-		-		4,510,739

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

December 31, 2015	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Costa Rica		3,636,836		4,027,535		3,531,120		-		619,956		11,815,447
Nicaragua		2,052,071		1,143,589		378,184		-		9,224		3,583,068
Honduras		2,416,153		1,501,950		732,553		-		3,591		4,654,247
El Salvador		1,513,091		1,874,399		894,710		-		17,122		4,299,322
Guatemala		4,688,278		1,986,054		1,163,547		-		12,183		7,850,062
Other countries		849,481		162,158		-		-		-		1,011,639
Total gross credit portfolio	Ps.	81,198,323	Ps.	41,873,565	Ps.	12,655,182	Ps.	399,262	Ps.	9,419,666	Ps.	145,545,998
(1)	See Note 11.

Below is the credit portfolio distribution of Grupo Aval by economic sector as of December 31, 2016 and 2015:

Sector	December 31, 2016		%	December 31, 2015		%
Agricultural	Ps.	3,734,625	2%	Ps.	3,719,743	3%
Mining products and oil		2,018,219	1%		2,406,910	2%
Food, beverage and tobacco		7,273,602	5%		6,080,892	4%
Chemical production		5,276,248	4%		4,929,694	3%
Other industrial and manufacturing products		4,576,173	3%		4,311,334	3%
Government		3,629,849	2%		3,356,442	2%
Construction		9,959,536	7%		9,326,175	7%
Trade and tourism		2,025,206	1%		1,712,694	1%
Transportation and communications		7,814,741	5%		7,892,375	5%
Public services		5,160,778	3%		5,051,470	3%
Consumer services		66,157,872	43%		60,374,860	41%
Commercial services		34,587,323	22%		34,280,784	24%
Other		2,946,004	2%		2,102,625	2%
Total of each economic sector	Ps.	155,160,176	100%	Ps.	145,545,998	100%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

4.1.4	Sovereign risk

As a general rule, Grupo Aval considers sovereign risk to be the risk assumed in transactions with the Central Banks (including the mandatory deposits) in which the Group operates, the issuer risk of the Colombian Government and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

Sovereign risk exposure arises mainly from Grupo Aval’s obligations to maintain certain mandatory deposits in the Central Banks in which the Group operates and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury department. The vast majorities of these exposures are taken in pesos and are financed through peso denominated repurchase agreements or customer deposits.

As of December 31, 2016 and 2015, the investment portfolio of financial assets in debt instruments is comprised mainly of securities issued and guaranteed by entities of the Republic of Colombia, which represent 65.02% and 67.22%, respectively of the total portfolio.

Below is the detail of Grupo Aval’s sovereign debt portfolio issued by Central Governments per country:

	December 31, 2016			December 31, 2015
			%			%
Investment grade (1)
Colombia	Ps.	11,562,492	84.04%	Ps.	13,552,937	86.69%
Panamá		530,055	3.85%		496,534	3.18%
USA		24,808	0.18%		34,098	0.22%
Mexico		9,126	0.07%		31,925	0.20%
Brazil (*)		-	0.00%		6,329	0.04%
	Ps.	12,126,481	88.14%	Ps.	14,121,823	90.33%
Speculative (2)
Argentina		3,246	0.02%		-	0.00%
Costa Rica		951,809	6.92%		846,786	5.42%
Honduras		394,184	2.87%		421,660	2.70%
El Salvador		85,626	0.62%		134,888	0.86%
Guatemala		195,876	1.42%		106,343	0.68%
Nicaragua		863	0.01%		1,513	0.01%
	Ps.	1,631,604	11.86%	Ps.	1,511,190	9.67%
	Ps.	13,758,085	100.00%	Ps.	15,633,013	100.00%

Below is the detail of Grupo Aval’s sovereign debt portfolio issued by Central Banks per country:

	December 31, 2016			December 31, 2015
			%			%
Speculative (2)
Costa Rica	Ps.	124,695	20.33%	Ps.	96,000	11.89%
Honduras		30,891	5.04%		75,686	9.38%
Guatemala		335,900	54.76%		507,980	62.93%
Nicaragua		121,971	19.87%		127,552	15.80%
	Ps.	613,457	100.00%		807,218	100.00%
Total sovereign risk	Ps.	14,371,542			16,440,231

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

(1)	Investment grade includes the risk rating of Fitch Ratings Colombia S.A. o F1+ to F3, BRC of Colombia from BRC 1+ to BRC 3 and Standard & Poor’s from A1 to A3.
(2)	Speculative or non-investment grade level includes the risk rating of Fitch Ratings Colombia S.A. from B to E, BRC de Colombia from BRC 4 to BRC 6 and Standard & Poor’s from B1 to D.

(*)   In February 2016 Standard & Poor's and Moody’s downgraded securities issued by the Government of Brazil.

4.1.5	Loan and counterparty approval process

Each of Grupo Aval´s banking subsidiaries assumes the credit risk for both: the credit activity itself, which includes commercial, consumer, residential mortgage and microcredit credit operations; and treasury activities, including interbank loans, investment portfolio management, derivatives and foreign currency trading activities, among others. Despite being independent businesses, the nature of insolvency risk of the borrower or counterparty is equivalent and therefore the criteria in which they are evaluated is similar.

The principles and rules for credit management and credit risk for each bank are contained in the credit manual, both for traditional banking activity and treasury activity. Evaluation criteria to measure credit risk follows the principal instructions set forth by the Treasury and Credit Risk Committees.

The maximum authority regarding credits is the Board of Directors for each bank, which orients the general policy and has the capacity to grant the highest levels of credits allowed. In the normal banking operation, authorizations for approval of loans and lines of credit depend on the amounts, credit quality, tenor and guarantees offered by the client. The Board of Directors of each bank has delegated part of its credit authorities to different committees and executives who process the credit requests and are responsible for the analysis and follow-up.

Regarding the operations for treasury activities, the Board of Directors approves the lines of credit for counterparts. Risk control is carried out through essentially three mechanisms: annual approval of lines of credit and daily control, quarterly solvency evaluations for issuers and a report on concentrations for each client or economic group.

Additionally, for the approval of credits certain considerations are taken into account, including but not limited to the probability of default, counterpart lines of credit, and recovery percentage of guarantees received, tenor and concentration by economic sector.

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

Each banking subsidiary, has at least two models for evaluating credit risk for the approval of consumer loans (including mortgage loans and auto loans): the financial ratings model, statistical models based on financial information of the client, which are used in the approval process and for the management and follow-up of the portfolio. The second model is based on the client´s financial ratings and its historical payment behavior with the bank, used in the process of client rating.

4.1.6	The credit-risk monitoring process and credit rating of the loan portfolio

The monitoring process and follow-up of credit risk of each bank is carried out in several steps including the follow-up and management of daily collections based on overdue portfolio analysis by ages, risk level rating, permanent follow-up of high risk clients, restructuring processes of operations and the receipt of goods received as payment.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

On a daily basis, banks generate a list of past due loans and based on such analysis, different bank personnel carries out collection procedures by telephone calls, emails, or written collection.

As of December 31, 2016 and 2015, a summary of the overdue portfolio by days past due is as follows:

	Arrears but not impaired
December 31, 2016	From 1 to 30 days		From 31 to 60 days		From 61 to 90 days		Total in arrears but not impaired		Total in arrears impaired

Commercial	Ps.	995,491	Ps.	142,565	Ps.	98,294	Ps.	1,236,350	Ps.	1,408,893
Consumer		1,839,650		620,555		367,153		2,827,358		1,074,417
Mortgage		541,366		127,768		61,980		731,114		230,901
Microcredit		48,305		10,766		8,364		67,435		37,381
Finance Leases (1)		575,400		54,770		29,476		659,646		210,499
Total loan portfolio value	Ps.	4,000,212	Ps.	956,424	Ps.	565,267	Ps.	5,521,903	Ps.	2,962,091

	Arrears but not impaired
December 31, 2015	From 1 to 30 days		From 31 to 60 days		From 61 to 90 days		Total in arrears but not impaired		Total in arrears impaired

Commercial	Ps.	914,365	Ps.	119,563	Ps.	194,219	Ps.	1,228,147	Ps.	1,095,866
Consumer		1,702,285		504,925		311,997		2,519,207		863,377
Mortgage		406,398		108,712		44,828		559,938		204,481
Microcredit		48,088		10,490		6,245		64,823		28,644
Finance Leases (1)		424,220		77,654		27,555		529,429		162,000
Total loan portfolio value	Ps.	3,495,356	Ps.	821,344	Ps.	584,844	Ps.	4,901,544	Ps.	2,354,368

(1)	See Note 11

On a quarterly basis each bank evaluates, the commercial portfolio by economic sectors, where macro-sectors are evaluated with the purpose of monitoring the concentration per economic sector and the risk level of each.

Every six-months each bank carries out an individual analysis of the credit risk with current balances greater than Ps. 2,000 based on updated financial information of the client, payment record, guarantees received and credit bureau reports; based on the information, clients are classified by risk level: Category A-Normal, B-Subnormal, C-Deficient, D-Doubtful recovery and E- Unrecoverable. Each of the risk categories is explained as follows:

Category A — “Normal risk”: Loans and finance leases in this category are appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to us, reflect adequate paying capacity.

Category B — “Acceptable risk, above normal”: Loans and finance leases in this category are adequately serviced and protected. But there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the collection of the credits as contracted.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Category C — “Appreciable risk”: Loans and finance leases in this category have debtors with insufficient paying capacity or relate to projects with insufficient cash flow, which may compromise the normal collection of the obligations.

Category D — “Significant risk”: Loans and finance leases in this category have the same deficiencies as loans in category C, but to a larger extent. Consequently, the probability of collection is highly doubtful.

Category E — “Risk of nonrecoverability”: Loans and finance leases in this category are deemed uncollectible.

For mortgage and microcredits, the previous classification by risk levels is carried out monthly considering the number of days past due.

The credit risk exposure is administered through a periodic analysis of the ability of the borrowers or potential borrowers to determine the repayment capacity of capital and interests. The credit risk exposure is also mitigated partly by obtaining collateral, corporate and personal guarantees.

As of December 31, 2016 and 2015, the following is a summary of the portfolio credit by risk level rating.

	December 31, 2016		December 31, 2015
Commercial
“A” Normal Risk	Ps.	77,930,507	Ps.	77,019,400
“B” Acceptable Risk		1,996,137		1,557,891
“C” Appreciable Risk		1,818,112		1,478,481
“D” Significant Risk		910,746		677,531
“E” Risk of nonrecoverability		535,614		465,020
		83,191,116		81,198,323
Consumer
“A” Normal Risk		42,956,173		38,677,100
“B” Acceptable Risk		1,240,377		884,980
“C” Appreciable Risk		1,169,752		1,208,570
“D” Significant Risk		984,334		777,826
“E” Risk of nonrecoverability		361,753		325,089
		46,712,389		41,873,565
Microcredit
“A” Normal Risk		337,391		350,289
“B” Acceptable Risk		11,687		11,242
“C” Appreciable Risk		9,432		6,449
“D” Significant Risk		7,523		4,876
“E” Risk of nonrecoverability		33,398		26,406
		399,431		399,262
Mortgage
“A” Normal Risk		13,104,010		11,813,074
“B” Acceptable Risk		247,334		203,381
“C” Appreciable Risk		234,954		476,890
“D” Significant Risk		62,383		39,554
“E” Risk of nonrecoverability		132,752		122,283
		13,781,433		12,655,182
Financial leasing
“A” Normal Risk		10,136,530		8,585,748
“B” Acceptable Risk		443,437		397,389

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	December 31, 2016		December 31, 2015
“C” Appreciable Risk		206,397		222,813
“D” Significant Risk		211,983		162,413
“E” Risk of nonrecoverability		77,460		51,303
Financial leasing portfolio gross balance	Ps.	11,075,807	Ps.	9,419,666
Gross balance of financial assets per credit portfolio	Ps.	155,160,176	Ps.	145,545,998

Based on the foregoing classifications, each bank prepares a list of clients who potentially could have an important impact on the financial results and assigns the staff to monitor each customer individually. This process includes to work together to find solutions that will enable the debtor to meet its obligations.

4.1.7	Troubled debt restructuring business process.

Each banking subsidiary of Grupo Aval periodically carries out, at the request of the client, restructurings of obligations which have become troubled. Such restructurings generally consist of extensions of tenors, decrease of interest rates, partial write-off of indebtedness or payment with assets of the debtor or guarantor.

The Group follows definitions and policies in this management process, so that it is performed in accordance with the best practices and in compliance with regulatory requirements. In connection to this, Grupo Aval has a detailed policy with regard to the aforementioned transactions.

The objective of granting such restructurings is to provide the client with a viable alternative to meet its obligations to the bank and to adapt to changing conditions.

When a credit is restructured due to a debtor´s financial difficulties, the debt is flagged within the records of each bank as a restructured credit in accordance with the regulations of the Superintendency of Finance. The restructuring process has a negative impact on the debtor’s rating, which can only be improved when the client has complied during a prudent period with the terms of the restructurings, its financial condition has improved or when sufficient additional guarantees have been obtained.

Restructured loans are included for impairment evaluation and determination of provisions: however, the marking of a credit as restructured does not necessarily imply its rating is impaired, because in most cases new guarantees are obtained supporting the obligation.

The following is the balance of restructured loans as of December 31, 2016 and 2015:

Restructured loans	December 31, 2016		December 31, 2015

Local	Ps.	3,179,875	Ps.	2,252,697
Foreign		526,703		480,742
Total restructured	Ps.	3,706,578	Ps.	2,733,439

4.1.8	Foreclosed assets business process

When persuasive collection processes or credit restructurings are not effective, a legal proceeding is carried out or an agreement is reached with the client for the receipt of assets as payment. Each bank has clearly established

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

policies for receiving assets and has a separate department specialized in the management of these cases the receipt of assets and eventual sale.

During the years ended December 31, 2016, 2015 and 2014, the following is the total of foreclosed assets received and sold during such periods:

	December 31, 2016		December 31, 2015		December 31, 2014

Foreclosed assets received	Ps.	220,400	Ps.	60,315	Ps.	152,806
Foreclosed assets sold		44,677		60,544		47,970

4.1.9	Credit worthiness of financial assets (excluding loan portfolio)

The following breakdown of the different financial assets excluding loan portfolio, credit risk level and type of issuer is based on the rating issued by the independent credit rating agency, a financial asset is considered investment grade if its credit rating is BBB- or higher by Standard & Poor's, or Baa3 or higher by Moody's, or F3 or higher by Fitch Ratings Colombia S.A, or BRC3 or higher by BRC of Colombia and a financial asset is considered speculative or non-investment grade if its credit rating is BB or lower by Standard & Poor's, or Ba or lower by Moody's, or B or lower by Fitch Ratings Colombia S.A, or BRC4 or lower by BRC of Colombia.

a)	Cash and cash equivalents

	December 31, 2016		December 31, 2015
Investment grade	Ps.	10,978,574	Ps.	11,270,588
Central Bank		3,598,126		4,437,063
Financial entities		7,338,920		6,694,196
Others		41,528		139,329
Speculative grade		5,887,086		5,583,674
Central Bank		5,381,681		5,153,234
Financial entities		505,405		430,440
Others		-		-
Without grade or not available		428,797		594,447
Central Bank		1,724		5,116
Financial entities		426,826		588,559
Others		247		772
Cash and cash equivalent with third	Ps.	17,294,457	Ps.	17,448,709
Cash held by entity (**)		4,898,547		4,836,268
Total	Ps.	22,193,004	Ps.	22,284,977

(**) Cash held by Bank guarded in vaults, ATMs and cash.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

b)	Held for trading investments

Debt securities

	December 31, 2016		December 31, 2015
Investment grade
Sovereign (*)	Ps.	985,455	Ps.	1,497,577
Other Public Entities(**)		79,789		58,127
Corporate		84,880		88,373
Financial Entities		959,085		702,689
Multilaterals		-		9,566
Total investment grade	Ps.	2,109,209	Ps.	2,356,332
Speculative grade
Sovereign(*)	Ps.	88,095	Ps.	84,912
Central Banks		74,727		518,242
Corporate		-		15,945
Financial Entities		71,871		86,485
Total Speculative grade	Ps.	234,693	Ps.	705,584
	Ps.	2,343,902	Ps.	3,061,916

(*)  A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**) Derived from operations with government entities; including public administrations in general (plus regional and local).

c)	Available for sale financial assets

Debt Securities

	December 31, 2016		December 31, 2015
Investment grade
Sovereign(*)	Ps.	11,115,044	Ps.	12,566,278
Other Public Entities(**)		569,312		558,516
Corporate		341,099		610,682
Financial Entities		2,149,641		3,147,886
Multilaterals		93,069		2,004
Total investment grade		14,268,165		16,885,366
Speculative grade
Sovereign(*)		1,543,509		1,426,278
Central Banks		538,731		288,975
Other Public Entities(**)		-		272
Corporate		366,482		189,332
Financial Entities		822,729		118,021
Total Speculative grade		3,271,451		2,022,878
Without Grade or Not available
Corporate		82,663		38,257
Financial Entities		15,705		40,869
Total Without Grade or Not available		98,368		79,126
Default (***)
Corporate		24,749		-
Total Default		24,749		-
	Ps.	17,662,733	Ps.	18,987,370

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

(*) A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**) Derived from operations with government entities; including public administrations in general (plus regional and local).

(***)Includes investments in the Brazilian Telecommunications Company OI S.A. And its subsidiary Telemar Norte Leste S.A., which requested to avail themselves of the judicial protection law after declaring bankruptcy on June 20, 2016.

d)	Held to maturity investments

	December 31, 2016		December 31, 2015
Investment Grade
Sovereign(*)	Ps.	25,981	Ps.	57,970
Other Public Entities(**)		2,484,078		2,274,456
Corporate		1,541		-
Multilaterals		58,886		1,614
Total investment Grade		2,570,486		2,334,040
Speculative
Corporate		-		8,319
Financial Entities		-		52,921
Total Speculative		-		61,240
Total	Ps.	2,570,486	Ps.	2,395,280

(*) A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)Derived from operations with government entities; including public administrations in general (plus regional and local).

e)	Derivative instruments and hedging derivatives

The details of credit rating determined by independent credit rating agents of counterparties in trading asset derivative instruments and hedging derivative instruments are as follows.

Credit Worthiness	December 31, 2016		December 31, 2015
Investment Grade	Ps.	528,823	Ps.	679,660
Speculative		248		29,280
Without Grade or not available		101,617		349,722
Total	Ps.	630,688	Ps.	1,058,662

4.2	Market risk

Grupo Aval´s financial subsidiaries, namely Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, AFP Porvenir and the trust companies (Fiduciaries) of the Banks and Corficolombiana actively participate in money markets, foreign exchange markets and capital markets both for their book (for balance sheet risk management and trading) and to provide services to their customers. This is done subject to established policies and risk levels. In that regard, they manage different financial asset portfolios within the allowed limits and risk levels.

Market risk arises from open positions of Grupo Aval´s financial subsidiaries in debt security investment portfolios, derivatives and equity instruments. These risks are created by changes in factors such as interest rates, inflation, foreign currency exchange rates, share prices, credit margins of instruments and their volatility, as well as the liquidity in the markets where Grupo Aval operates.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

For purposes of our analysis, we have segmented market risk into two categories; trading book risk due to changes in interest rates and exchange rates, and the price risks of investments in equity securities and mutual funds.

4.2.1	Market risk exposure

Grupo Aval´s financial subsidiaries trade financial instruments for various reasons. The following are the main ones.

•	To offer products tailored to specific customer needs. Some of these products are designed to hedge the financial risks of customers.

•	To take advantage of arbitrage among different yield curves, assets and markets, and to obtain returns with an adequate use of capital.

•	To hedge asset and liability risk positions on proprietary positions, to act on behalf of customers or to take advantage of arbitrage opportunities mainly in foreign exchange and interest rates in both local and foreign markets.

In carrying out these operations, Grupo Aval´s financial subsidiaries take risks, within a set of predetermined limits. These risks are mitigated with the use of derivative products and other financial instruments.

The following is a breakdown of Grupo Aval’s financial assets and liabilities exposed to trading risk held at December 31, 2016 and 2015.

Account	December 31, 2016		December 31, 2015
Financial assets
Debt financial assets
Trading	Ps.	2,343,902	Ps.	3,061,916
Available for sale		17,662,733		18,987,370
Total	Ps.	20,006,635	Ps.	22,049,286
Derivative instruments	Ps.	502,209	Ps.	1,024,972
Hedging derivatives		128,479		33,690
		630,688		1,058,662
Total financial assets	Ps.	20,637,323	Ps.	23,107,948
Liabilities
Derivative instruments		640,695		1,143,238
Hedging derivatives		43,436		337,750
Total financial liabilities		684,131		1,480,988
Net position	Ps.	19,953,192	Ps.	21,626,960

4.2.1.1	Description of objectives, policies and processes to manage trading risk

The financial subsidiaries of Grupo Aval participate in money markets, foreign exchange markets and capital markets to meet their needs and those of their customers, pursuant to established policies and risk levels. In this respect, they manage different portfolios of financial assets within the limits and risk levels allowed.

The risks assumed in transactions related to the trading or treasury book are consistent with Grupo Aval’s overall business strategy and its risk appetite; which is based on the market depth for each instrument, its impact on risk-weighted assets and regulatory capital, the profit budget established for each business unit, and the balance sheet structure.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Business strategies are established on the basis of approved limits, in an effort to balance the risk / return relationship. Moreover, there is a structure of limits consistent with Grupo Aval’s general philosophy and is based on capital levels, earnings performance and risk tolerance.

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

• Equity Price Risk and Mutual Fund Risk

Grupo Aval´s financial subsidiaries are exposed to equity price risk in investments. Particularly, Porvenir S. A. is required to directly invest on severance and mandatory pensions funds managed for it set in equity for a total amount of 1% of the assets of these funds, according to Colombian rules. The Group’s subsidiaries are also exposed to mutual fund risk in short term investments in money market or mutual funds.

4.2.1.2	Risk management

Senior management and the boards of directors of Grupo Aval and its financial subsidiaries play an active role in managing and controlling risk. Senior management analyses the corresponding proposal and participates a number of committees that comprehensively monitor - both technically and fundamentally - the different variables that influence domestic and foreign markets. This process is intended to support strategic decisions.

Analyzing and monitoring the risks that Grupo Aval´s financial subsidiaries take in their operations is essential for decision making and to assess potential effects on profit or loss. An ongoing analysis of macroeconomic conditions is necessary in order to achieve an ideal combination of risk, return and liquidity.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The risks assumed in financial operations are reflected in a limit structure that includes different types of instruments, specific trading strategies, the markets depth in which Grupo Aval´s financial subsidiaries operate, the impact on risk-weighted assets and regulatory capital, as well as the balance sheet structure.

These limits are monitored at least an a monthly basis and reported weekly to the Board of Directors of Grupo Aval´s financial subsidiaries.

In order to minimize interest rate and exchange rate risks in specific positions and transactions, Grupo Aval´s financial subsidiaries manage hedging strategies by taking positions in derivative instruments such as non-deliverable forwards (NDF) related to TES (local currency public debt) securities, money market transactions and foreign exchange forwards.

4.2.1.3	Methods used to measure market risk

Trading risks are quantified through the use of value-at-risk models (internal and standard), and measurements are done according to historical simulation methods. The Boards of Directors for Grupo Aval´s financial subsidiaries approve a framework of limits based on the value-at-risk related to the annual budget.

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

Grupo Aval´s financial subsidiaries hold trading and non-trading instruments. Trading instruments are recorded in our banks’ “treasury books” and non-trading instruments are recorded in their “banking books.”

Grupo Aval´s financial subsidiaries use the regulatory VaR to measure, control and manage market interest rate risk in the treasury book and a foreign exchange risk in both the treasury book and the banking book, as required by the Superintendency of Finance. The sum of the risk exposures by risk type constitutes the regulatory VaR. Each risk exposure is measured on a daily and monthly basis. Currently, asset and liability positions of the treasury books are classified according to their duration, to the type of instruments and to the currency. Net foreign currency positions are measured by currency both in the banking book and the treasury book, in accordance to the standard model determined by the Superintendency of Finance.

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

With the use of these methods profit and capital at risk projections have improved resource allocation among the different business units. The methods also allow comparisons of activities in different markets and

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

identification of the riskiest positions in treasury activities. These tools are also used to determine limits on traders’ positions and to review positions and strategies rapidly in response to changes in market conditions.

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

In addition, fixed income bonds are subject to a qualitative liquidity analysis to determine the market depth for this type of instruments.

Finally, the daily transaction monitoring process includes controlling different aspects of trading, such as terms of negotiation, non-conventional or off-market transactions, and related party transactions.

According to the regulatory model, the market value-at-risk (VaR) for Grupo Aval´s financial subsidiaries consolidated at their level at December 31, 2016 and 2015 was as follows:

	December 31, 2016		December 31, 2015
Bank	Value	Basis points of regulatory capital	Value	Basis points of regulatory capital
Banco Bogotá	579,486	81	566,474	68
Banco de Occidente	141,794	56	174,187	60
Banco Popular	120,572	85	150,630	119
Banco AV Villas	89,402	130	110,382	172
Corficolombiana	159,697	11	282.448	21

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2016 and 2015, for a ten-day horizon for each of our Colombian banking subsidiaries (including Corficolombiana) . The averages, minimums and maximums are determined based on end-of-the-month calculations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Banco de Bogotá S.A.

Maximum, Minimum and Average VaR Values
December 31, 2016
	Minimum	Average	Maximum	Period end
Interest rate	324,908	496,788	711,827	346,303
Exchange rate	26,940	37,336	57,160	57,160
Shares	5,090	9,622	15,089	6,002
Mutual funds	149,082	160,274	170,020	170,020
VaR Portfolio	550,562	704,020	909,405	579,486

Maximum, Minimum and Average VaR Values
December 31, 2015
	Minimum	Average	Maximum	Period end
Interest rate	394,248	430,186	466,030	394,248
Exchange rate	6,840	29,827	60,756	19,926
Shares	2,443	3,510	4,374	4,068
Mutual funds	143,731	146,807	149,519	148,232
VaR Portfolio	566,474	610,330	671,850	566,474

Banco de Bogotá´s market risk weighted assets remained on average around 5.5 % of the total risk-weighted assets during the year ended December 31, 2016 and 5.4% for the year ended December 31, 2015.

Banco de Occidente S.A.

Maximum, Minimum and Average VaR Values
December 31, 2016
	Minimum	Average	Maximum	Period end
Interest rate	131,840	154,398	172,552	137,221
Exchange rate	1,488	2,172	3,567	2,029
Shares	-	-	-	-
Mutual funds	2,545	3,628	3,898	2,545
VaR Portfolio	137,343	160,199	177,946	141,794

Maximum, Minimum and Average VaR Values
December 31, 2015
	Minimum	Average	Maximum	Period end
Interest rate	168,809	212,241	255,956	168,809
Exchange rate	928	2,173	3,648	1,811
Shares	-	-	-	-
Mutual funds	3,026	3,490	3,575	3,567
VaR Portfolio	174,168	217,904	262,386	174,187

Banco de Occidente´s market risk weighted assets remained on average around 4.2 % of the total risk-weighted assets during the year ended December 31, 2016 and 5.2% for the year ended December 31, 2015.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Banco Popular S.A

Maximum, Minimum and Average VaR Values
December 31, 2016
	Minimum	Average	Maximum	Period end
Interest rate	103,097	129,470	149,375	118,920
Exchange rate	17	703	2,551	273
Shares	732	813	947	764
Mutual funds	490	582	683	615
VaR Portfolio	104,583	131,567	150,964	120,572

Maximum, Minimum and Average VaR Values
December 31, 2015
	Minimum	Average	Maximum	Period end
Interest rate	130,954	142,941	153,197	149,206
Exchange rate	11	225	564	169
Shares	720	722	724	723
Mutual funds	547	556	623	532
VaR Portfolio	131,536	144,444	155,108	150,630

Banco Popular´s market risk weighted assets remained on average around 7.1 % of the total risk-weighted assets during the year ended December 31, 2016 and 9.6% for the year ended December 31, 2015.

Banco Comercial AV Villas S.A

Maximum, Minimum and Average VaR Values
December 31, 2016
	Minimum	Average	Maximum	Period end
Interest rate	89,066	100,756	113,347	89,268
Exchange rate	0,3	307	862	7
Shares	-	-	-	-
Mutual funds	96	115	169	126
VaR Portfolio	89,243	101,178	114,065	89,402

Maximum, Minimum and Average VaR Values
December 31, 2015
	Minimum	Average	Maximum	Period end
Interest rate	67,118	120,884	138,761	109,999
Exchange rate	0.4	37	395	248

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Maximum, Minimum and Average VaR Values
December 31, 2015
	Minimum	Average	Maximum	Period end
Shares	-	-	-	-
Mutual funds	77	276	710	135
VaR Portfolio	67,609	121,197	138,975	110,382

Banco AV Villas´market risk weighted assets remained on average around 10.2 % of the total risk-weighted assets during the year ended December 31, 2016 and 13.6% for the year ended December 31, 2015.

Corficolombiana S.A.

Maximum, Minimum and Average VaR Values
December 31, 2016
	Minimum	Average	Maximum	Period end
Interest rate	130,771	219,143	282,081	141,553
Exchange rate	1,263	3,799	8,730	3,263
Shares	8,471	10,608	12,295	11,975
Mutual funds	373	2,140	3,498	2,906
VaR Portfolio	146,966	235,689	293,983	159,697

Maximum, Minimum and Average VaR Values
December 31, 2015
	Minimum	Average	Maximum	Period end
Interest rate	228,837	274,744	366,521	266,513
Exchange rate	1,360	4,106	7,560	3,236
Shares	5,951	6,655	9,253	9,253
Mutual funds	3,171	16,920	50,822	3,445
VaR Portfolio	278,535	302,426	383,049	282,448

Corficolombiana´s market risk weighted assets remained on average around 23.6 % of the total risk-weighted assets during the year ended December 31, 2016 and 33% on the year ended December 31, 2015.

4.2.1.4 Investment price risk in equity instruments

Equity investments

Through Grupo Aval´s subsidiary Corficolombiana the Group, is exposed to financial asset price risk in equity instruments, due to volatility in their market price.

At December 31, 2016 and 2015, Corficolombiana and its subsidiaries were exposed to financial asset price risk in equity instruments listed on the stock exchanges as follows: Gas Natural ESP, Bolsa de Valores de Colombia, Empresa

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

de Energía de Bogotá, Mineros S.A., Bladex S.A. Clase E. If the share prices of these securities would have been 1% higher or lower at December 31, 2015, the lesser or greater impact on the Corporation’s Other Comprehensive Income (OCI) would be Ps. 6,510 before taxes during the year ended on December 31, 2016 (Ps. 6,902 for the year ended on December 31, 2015 and Ps. 6,962 before taxes during the year ended on December 31, 2014).

4.3	Structural foreign exchange risk

Grupo Aval ´s financial subsidiaries have agencies and subsidiaries offshore and have assets and liabilities in foreign currencies and thus are exposed to changes in the exchange rates, primarily the United States dollar and the Euro. Foreign exchange risk is present when there are assets and liabilities denominated in foreign currency, when investments are made in subsidiaries and branches abroad, in loan portfolios, and obligations in foreign currency, There is also foreign exchange risk in foreign currency off balance sheet transactions.

Banks in Colombia are authorized by the country’s central bank (Banco de la República) to trade currencies and to maintain balances in foreign currency in accounts abroad. Colombia law allows to the Banks to maintain a net daily asset or liability position in foreign currency, determined as the difference in foreign currency denominated rights and foreign currency denominated obligations including both on and off balance sheet positions. The average of this difference over three business days cannot exceed twenty percent (20%) of the entity´s regulatory capital. The three business day average in foreign currency can be negative without exceeding five percent (5%) of regulatory capital expressed in U.S. dollars.

There is also a limit to the spot position. This position is determined by the difference between foreign currency-denominated assets and liabilities, excluding derivatives and specific investments. The three-business-day average of the spot foreign currency position cannot exceed fifty percent (50%) of the entity's regulatory capital and it cannot be negative.

In addition, there are limits to the gross leverage position, which are defined as the sum of the rights and obligations in foreign exchange futures contracts, foreign exchange spot transactions maturing in the range of T + 1 day and T + 3 days, and other foreign exchange derivatives. The three business-day average of the gross leverage position cannot exceed five hundred and fifty percent (550%) of the entity's regulatory capital.

The maximum and minimum total foreign currency position and the spot foreign currency position are determined according to each entities´ regulatory capital. The regulatory capital that is used is that of the last business day of the prior month at the exchange rate set by the Superintendency of Finance at the end of the previous month.

A substantial amount of Grupo Aval's foreign currency assets and liabilities are in U.S. dollars. Details on the assets and liabilities in foreign currency held by Grupo Aval at December 31, 2016 and 2015 are shown below:

December 31, 2016

Account	U.S. dollars (Millions)	Euros (Millions)	Other currencies converted to U.S. dollars (Millions)	Total in Colombian pesos (Millions)
Financial assets
Cash and cash equivalents	3,898	69	940	14,694,459
Investments in debt securities held for trading	172	-	-	516,926
Investments in securities available for sale	2,741	-	-	8,224,549
Investments in debt securities held to maturity	9	-	-	25,693
Trading derivatives	128	-	26	462,278
Loan portfolio financial assets at amortized cost	14,149	-	4,682	56,505,459
Other accounts receivable	318	-	-	955,677
Hedge derivatives	43	-	-	128,479

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Account	U.S. dollars (Millions)	Euros (Millions)	Other currencies converted to U.S. dollars (Millions)	Total in Colombian pesos (Millions)
Total financial assets	21,458	69	5,648	81,513,520

Account	U.S. dollars (Millions)	Euros (Millions)	Other currencies converted to U.S. dollars (Millions)	Total in Colombian pesos (Millions)
Financial liabilities
Trading derivatives	134	-	70	613,376
Customer deposits	13,214	58	4,405	53,014,364
Financial obligations	9,219	-	-	27,664,167
Accounts payable	1	-	-	4,234
Hedge derivatives	14	-	-	43,436
Total financial liabilities	22,582	58	4,475	81,339,577
Net financial asset (liability) position	(1,124)	11	1,173	173,943

December 31, 2015

Account	U.S. dollars (Millions)	Euros (Millions)	Other currencies converted to U.S. dollars (Millions)	Total in Colombian pesos (Millions)
Financial assets
Cash and cash equivalents	3,502	45	907	14,039,490
Investments in debt securities held for trading	141	-	177	999,728
Investments in securities available for sale	2,230	1	329	8,059,671
Investments in debt securities held to maturity	13	-	-	40,819
Trading derivatives	248	35	-	900,106
Loan portfolio financial assets at amortized cost	13,590	2	3,601	54,147,890
Other accounts receivable	1,951	14	94	6,490,126
Hedge derivatives	11	-	-	33,690
Total financial assets	21,686	97	5,108	84,711,520

Account	U.S. dollars (Millions)	Euros (Millions)	Other currencies converted to U.S. dollars (Millions)	Total in Colombian pesos (Millions)
Financial liabilities
Trading derivatives	284	3	-	904,309
Customer deposits	12,316	37	4,056	51,691,158
Financial obligations	8,042	55	571	27,315,034
Accounts payable	-	-	-	548
Hedge derivatives	103	-	-	323,172
Total financial liabilities	20,745	95	4,627	80,234,221
Net financial asset (liability) position	941	2	481	4,477,299

Grupo Aval’s financial subsidiaries hedge their foreign exchange exposure using derivatives, especially forwards. The net foreign currency position of each subsidiary is monitored on a daily basis.

Grupo Aval has a number of investments in foreign subsidiaries and branches whose net assets are exposed to foreign exchange risk because of the translation of gains or losses for the purpose of consolidating their financial statements. The exposure arising from net assets in foreign operations is hedged primarily with financial obligations, bonds issued to the market and foreign exchange derivative instruments.

Had the peso value of the U.S. dollar increased by Ps. 10 Colombian pesos per U.S. dollar at December 31, 2016, Grupo Aval’s equity would have decrease by Ps. 8,184 (Ps.1,598 increase in the year ended at December 31, 2015).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The foreign exchange effect on profit before taxes, Grupo Aval would have led to a decrease of Ps. 13,640 in the year ended December 31, 2016, (Ps.2,620 increase in the year ended at December 31, 2015).

4.4	Structural interest rate risk

Grupo Aval´s financial subsidiaries are exposed to fluctuations in market interest rates that impact their financial positions and cash flows. They monitor their interest rate risk on a daily basis and set limits to the asset and liability mismatches when they are repriced.

Grupo Aval´s banks analyze their interest rate exposure in a dynamic way. Scenario modelling considers renewal of existing positions, financing alternatives and hedges. Considering these scenarios, the banks calculate the profit and loss impact for a given change in interest rates.

The following table shows interest rates exposure for assets and liabilities, as a result of repricing, at December 31, 2016 and 2015. In this table, fixed rate instruments are classified according to the maturity date and floating rate instruments are classified according to the repricing date.

December 31, 2016

Assets	Less than one month		From one to six months		From six to twelve months		More than a year		Non-interest		Total

Cash and cash equivalents	Ps.	885,572	Ps.	-	Ps.	-	Ps.	-	Ps.	21,307,432	Ps.	22,193,004
Debt securities held for trading		584,277		354,424		249,249		1,155,952		-		2,343,902
Debt securities available for sale		97,048		151,277		5,882,444		11,531,964		-		17,662,733
Debt securities held to maturity		51,042		2,488,507		25,693		5,244		-		2,570,486
Service concession arrangements		-		-		-		2,072,674		-		2,072,674
Commercial loans and leases		19,446,228		54,284,920		4,799,382		14,618,681		-		93,149,211
Consumer loans and leases		4,060,610		8,528,968		1,387,001		32,951,418		-		46,927,997
Mortgages and housing leases		3,896,339		423,374		105,437		10,258,387		-		14,683,537
Microcredit loans and leases		3,183		18,536		34,455		343,257		-		399,431
Other accounts receivable		-		-		-		440,275		3,279,397		3,719,672
Total Assets	Ps.	29,024,299	Ps.	66,250,006	Ps.	12,483,661	Ps.	73,377,852	Ps.	24,586,829	Ps.	205,722,647

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Liabilities	Less than one month		From one to six months		From six to twelve months		More than a year		Non-interest		Total

Checking accounts	Ps.	21,843,630	Ps.	-	Ps.	-	Ps.	-	Ps.	13,134,559	Ps.	34,978,189
Time deposits		9,250,329		23,292,407		10,725,534		14,737,874		-		58,006,144
Saving deposits		50,573,924		-		-		-		-		50,573,924
Other deposits		-		-		-		-		328,798		328,798
Interbank and overnight funds		6,171,336		144,381		-		-		-		6,315,717
Borrowing from banks and other		2,636,761		5,724,376		1,961,526		7,583,970		-		17,906,633
Long-term debt		2,463,493		4,715,900		753,451		10,635,392		-		18,568,236
Borrowing from development entities		448,532		1,289,977		173,197		813,989		-		2,725,695
Total Liabilities	Ps.	93,388,005	Ps.	35,167,041	Ps.	13,613,708	Ps.	33,771,225	Ps.	13,463,357	Ps.	189,403,336

December 31, 2015

Assets	Less than one month		From one to six months		From six to twelve months		More than a year		Non-interest		Total

Cash and cash equivalents	Ps.	2,345,232	Ps.	-	Ps.	-	Ps.	-	Ps.	19,939,745	Ps.	22,284,977
Debt securities held for trading		11,891		44,348		166,265		2,839,412		-		3,061,916
Debt securities available for sale		51,985		167,929		4,314,529		14,452,927		-		18,987,370
Debt securities held to maturity		33,480		2,065,464		264,775		31,561		-		2,395,280
Service concession arrangements		-		-		-		1,891,692		-		1,891,692
Commercial loans and leases		18,519,813		52,755,681		3,460,470		14,762,184		-		89,498,148
Consumer loans and leases		1,522,497		6,045,366		2,368,871		32,293,775		-		42,230,509
Mortgages and housing leases		3,645,448		219,614		276,023		9,276,994		-		13,418,079
Microcredit loans and leases		280		8,613		49,560		340,809		-		399,262
Other accounts receivable		-		-		-		42,864		3,353,807		3,396,671
Total Assets	Ps.	26,130,626	Ps.	61,307,015	Ps.	10,900,493	Ps.	75,932,218	Ps.	23,293,552	Ps.	197,563,904

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Liabilities	Less than one month		From one to six months		From six to twelve months		More than a year		Non-interest		Total

Checking accounts		16,239,339		-		-		-		17,191,326		33,430,665
Time deposits		10,268,170		20,684,957		10,308,182		10,516,057		-		51,777,366
Saving deposits		50,298,080		-		-		-		-		50,298,080
Other deposits		-		-		-		-		448,517		448,517
Interbank and overnight funds		9,207,789		267,082		-		-		-		9,474,871
Borrowing from banks and other		2,127,910		9,193,102		2,855,241		4,574,363		-		18,750,616
Long-term debt		1,168,285		3,665,358		336,605		11,396,875		-		16,567,123
Borrowing from development entities		779,240		1,659,598		45,171		22,640		-		2,506,649
Total Liabilities	Ps.	90,088,813	Ps.	35,470,097	Ps.	13,545,199	Ps.	26,509,935	Ps.	17,639,843	Ps.	183,253,887

During the year ended on December 31, 2016, a 50 basis points increase in interest rates, with all the other variables constant, Grupo Aval´s revenue from interest earning financial assets would have increased by Ps. 849,370 and the expense from interest bearing financial liabilities would have increased by Ps. 931,643. A 100 basis points increase in interest rates would have increased revenues from by Ps. 1,698,740 and expenses by Ps. 1,863,286. A 50 or 100 basis point reduction in interest rates would have decreased income and expenses by the same amounts.

For the year ended on December 31, 2015, a 50 basis points increase in interest rates, with all the other variables constant, Grupo Aval´s revenue from interest earning financial assets would have increased by Ps. 762,178 and the expense from interest bearing financial liabilities would have increased by Ps. 829,178. A 100 basis points increase in interest rates would have increased revenues from by Ps. 1,524,356 and expenses by Ps. 1,658,356. A 50 or 100 basis point reduction in interest rates would have decreased income and expenses by the same amounts.

The following is a breakdown of interest bearing assets and liabilities, by interest rate type and by maturity, at December 31, 2016 and 2015.

December 31, 2016

	Under one year				Over one year
Assets	Variable		Fixed		Variable		Fixed		Non-interest		Total
Cash and cash equivalents	Ps.	-	Ps.	885,572	Ps.	-	Ps.	-	Ps.	21,307,432	Ps.	22,193,004
Debt securities held for trading		203,422		799,566		256,467		1,084,447		-		2,343,902
Debt securities available for sale		76,170		3,323,386		179,413		14,083,764		-		17,662,733
Debt securities held to maturity		2,486,514		78,860		3,928		1,184		-		2,570,486
Service concession arrangements		-		-		2,072,674		-		-		2,072,674
Commercial loans and leases		28,138,078		12,039,918		40,904,474		12,066,741		-		93,149,211
Consumer loans and leases		413,928		12,779,524		2,001,963		31,732,582		-		46,927,997
Mortgages and housing leases		83,339		324,246		5,363,330		8,912,622		-		14,683,537
Microcredit loans and leases		9,958		156,761		6,903		225,809		-		399,431
Other accounts receivable		-		-		440,275		-		3,279,397		3,719,672
Total Assets		31,411,409		30,387,833		51,229,427		68,107,149		24,586,829		205,722,647

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Under one year				Over one year
Liabilities	Variable		Fixed		Variable		Fixed		Non-interest		Total
Checking accounts	Ps.	-	Ps.	21,843,630	Ps.	-	Ps.	-	Ps.	13,134,559	Ps.	34,978,189
Time deposits		13,079,866		29,792,727		6,057,772		9,075,779		-		58,006,144
Saving deposits		70,783		50,234,077		-		269,064		-		50,573,924
Other deposits		-		-		-		-		328,798		328,798
Interbank and overnight funds		712,355		5,603,362		-		-		-		6,315,717
Borrowing from banks and other		3,187,556		5,173,581		4,458,094		5,087,402		-		17,906,633
Long-term debt		1,314,956		4,234,039		4,737,643		8,281,598		-		18,568,236
Borrowing from development entities		529,843		-		2,195,852		-		-		2,725,695
Total Liabilities		18,895,359		116,881,416		17,449,361		22,713,843		13,463,357		189,403,336

December 31, 2015

	Under one year				Over one year
Assets	Variable		Fixed		Variable		Fixed		Non-interest		Total
Cash and cash equivalents	Ps.	-	Ps.	2,345,232	Ps.	-	Ps.	-	Ps.	19,939,745	Ps.	22,284,977
Debt securities held for trading		25,867		715,848		150,169		2,170,032		-		3,061,916
Debt securities available for sale		50,347		1,927,304		876,471		16,133,248		-		18,987,370
Debt securities held to maturity		2,039,315		346,869		1,740		7,356		-		2,395,280
Service concession arrangements		-		-		1,891,692		-		-		1,891,692
Commercial loans and leases		28,517,374		13,483,063		36,977,021		10,520,690		-		89,498,148
Consumer loans and leases		717,953		13,765,526		3,640,010		24,107,020		-		42,230,509
Mortgages and housing leases		11,437		488,377		3,930,524		8,987,741		-		13,418,079
Microcredit loans and leases		1,972		178,039		5,998		213,253		-		399,262
Other accounts receivable		-		-		42,864		-		3,353,807		3,396,671
Total Assets		31,364,265		33,250,258		47,516,489		62,139,340		23,293,552		197,563,904

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Under one year				Over one year
Liabilities	Variable		Fixed		Variable		Fixed		Non-interest		Total
Checking accounts	Ps.	-	Ps.	16,239,339	Ps.	-	Ps.	-	Ps.	17,191,326	Ps.	33,430,665
Time deposits		11,811,239		28,242,830		6,892,867		4,830,430		-		51,777,366
Saving deposits		25,919		50,272,161		-		-		-		50,298,080
Other deposits		-		-		-		-		448,517		448,517
Interbank and overnight funds		-		9,474,871		-		-		-		9,474,871
Borrowing from banks and other		3,108,030		4,541,631		5,719,763		5,381,192		-		18,750,616
Long-term debt		626,379		784,858		5,050,759		10,105,127		-		16,567,123
Borrowing from development entities		132,962		11,949		2,340,016		21,722		-		2,506,649
Total Liabilities		15,704,529		109,567,639		20,003,405		20,338,471		17,639,843		183,253,887

4.5	Liquidity risk

Liquidity risk management has always been a basic element of the Group business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests. Liquidity risk is related to the inability of Grupo Aval´s financial subsidiaries to fulfill their obligations with customers, financial market counterparties, lenders, suppliers, authorities or other stake holders at any given moment, in any currency and in any location. Each entity reviews its available resources on a daily basis in order to control its liquidity risk.

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

Grupo Aval is responsible for covering the liquidity needs arising from its current and future activity. The Group will either take deposits from its customers in its area of influence, or by resorting to the wholesale markets where it operates. In addition, this funding structure benefits from the advantages of having a commercial banking model,

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

with the focus on retail customers and a high level of efficiency. As a result, Grupo Aval has a considerable capacity to attract stable deposits, as well as a significant issue capacity in the wholesale markets.

To measure liquidity risk, a liquidity risk indicator (LRI) is calculated weekly for periods of 7, 15 and 30 days, as established by the Superintendency of Finance’s standard model.

Grupo Aval´s financial subsidiaries assess the volatility of deposits, debt levels, the asset and liability structure, the liquidity of different asset types, the availability of lines of credit and the effectiveness of asset and liability management. The objective is to have adequate liquidity to manage possible stress scenarios.

The quantification of money market funding is an integral part of the liquidity measurement carried out by each entity. Based on statistical analysis, primary and secondary sources of liquidity are identified in order to ensure funding stability and diversification, and to minimize concentration. Funds are assigned to the different business lines according to the budget and the nature and depth of the markets.

Resource availability is monitored on a daily basis, not only to meet reserve requirements, but also to forecast and/or anticipate potential changes in the entities´ liquidity risk profile and make the appropriate changes in strategy. The banks have liquidity warning indicators to analyze the current situation and to implement the adequate strategy. These indicators include the LRI, deposit concentration levels and use of the Central Bank's discount window.

Senior management of Grupo Aval´s financial subsidiaries monitor the institutions’ liquidity situation and make the necessary decisions in the asset and liability committees. These committees analyze the high-quality liquid assets that must be maintained, tolerance in liquidity management or minimum liquidity levels, the strategies for granting loans and obtaining funds; policies regarding placement of excess liquidity, changes in the characteristics of new and existing products, diversification of funding sources to prevent deposit concentration, hedging strategies; the entities´ income statement, and changes in the balance sheet structure.

Banks in Colombia and other countries must maintain cash on hand and in Central Bank deposits in order to comply with reserve requirements. The reserve requirement calculation is based upon the daily average of the different types of deposits on a biweekly basis. Grupo Aval´s Banks and financial subsidiaries have always met their reserve requirements. Details on the requested percentage in each country are shown below:

Requested Percentage
Country	Details	%
Colombia	Checking account and Savings accounts	11%
	Time deposits < 18 months	4.5%
Guatemala	Deposits and Capital raising	11.6%
	1st Demand deposits	25%
El Salvador	2nd Demand deposits	25%
	3rd Debt securities	50%
	Demand deposits	12%
Honduras	Mandatory investment in local currency	5%
	Mandatory investment in foreign currency	12%
Nicaragua	Daily, Liabilities in local and foreign currency	12%
	Biweekly, Liabilities in local and foreign currency	14%
Costa Rica	Deposits in local and foreign currency	15%
	Capital raising in local and foreign currency	15%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The following is a breakdown by time bands of the Liquid Assets and the LRI – Liquidity Risk Indicator for the specified time band; reflect unconsolidated figures for each of our banks at December 31, 2016 and 2015.

December 31, 2016

Bank	Liquid assets available at the end of the year (1)	After 1 to 7 days (2)	After 8 to 15 days (2)	After 16 to 30 days (2)	After 31 to 90 days (2)
Banco de Bogotá	10,058,552	8,732,532	5,604,879	3,786,496	(2,999,598)
Banco Occidente	3,882,343	3,453,308	3,158,023	2,638,916	1,081,962
Banco Popular	2,628,298	2,445,146	2,212,315	1,511,457	(212,024)
Banco AV Villas	1,952,334	1,723,991	1,554,462	1,206,529	56,614
Corficolombiana	1,475,836	871,378	795,495	490,178	(187,120)

December 31, 2015

Bank	Liquid assets available at the end of the year (1)	After 1 to 7 days (2)	After 8 to 15 days (2)	After 16 to 30 days (2)	After 31 to 90 days (2)
Banco de Bogotá	8,131,840	7,301,750	6,391,286	5,216,459	(2,655,421)
Banco Occidente	4,453,199	4,044,406	3,831,863	3,747,533	1,005,251
Banco Popular	2,043,060	1,678,428	1,462,554	1,357,190	112,105
Banco AV Villas	2,124,199	1,857,759	1,697,483	1,640,919	484,801
Corficolombiana	1,678,778	772,276	596,202	322,385	61,678

(1) Liquid assets are the sum of the assets that are readily convertible to cash. These assets include cash on hand and bank deposits including Central Bank deposits, securities or coupons that have been transferred to the entity in money market transactions and have not been used in borrowing operations in the money market. It also includes investments in debt securities recorded at fair value, investments in mutual funds with no withdrawal restrictions, and debt securities carried at amortized cost, provided they are legally required or “mandatory” investments, subscribed in the primary market and that can be used for money market operations. The value of the liquid assets mentioned above, is calculated at the fair value market price on the date of the assessment.

(2) This amount is the remaining value of the liquid assets in the specified time period, or the LRI, that is calculated as the difference among the liquid assets and the liquidity requirement. The liquidity requirement is the difference of contractual cash inflows and contractual and non-contractual cash outflows during the period according to the LRI methodology.

The liquidity calculations described above assume normal liquidity conditions, according to the contractual flows and historical experience of each Bank. In extreme liquidity events caused by unusual deposit withdrawals, the Banks have contingency plans that include available credit lines with other financial institutions and access to special lines of credit with Colombia´s Central Bank, in accordance with current regulations. These lines of credit are granted when required and are collateralized by Colombian government securities and by a portfolio of high quality loans, as

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

specified in the Central Bank regulations. Grupo Aval´s Banks and its financial subsidiaries did not access the Central Bank special lines of credit during the years ended at December 31, 2016 and 2015.

The following is a breakdown by contractual undiscounted cash flows of the financial assets and liabilities including projected contractual interest receivable and payable at December 31, 2016 and 2015.

December 31, 2016

Assets	Less than one month		From one to six months		From six to twelve months		More than a year		Non - Sensitive		Total

Cash and cash equivalents	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	23,431,502	Ps.	23,431,502
Investments in debt securities held for trading		820,683		541,799		331,319		1,078,497		-		2,772,298
Investments in securities available for sale		944,879		1,531,453		1,506,568		16,979,066		-		20,961,966
Investments in debt securities held to maturity		529,014		880,233		1,219,842		17,888		-		2,646,977
Commercial loans and leases		11,627,160		22,248,731		14,210,565		56,169,672		-		104,256,128
Consumer loans and leases		5,039,323		10,345,530		6,034,277		35,590,184		-		57,009,314
Mortgages and housing leases		146,691		727,017		846,720		23,968,085		-		25,688,513
Microcredit loans and leases		39,582		116,175		129,340		263,682		-		548,779
Other accounts receivable		783,812		222,986		747,269		11,981		-		1,766,048
Trading derivatives		377,946		85,736		18,311		14,186		-		496,179
Hedging derivatives		123,672		3,540		4,607		-		-		131,819
Other assets		-		-		-		-		589,415		589,415
Total Assets	Ps.	20,432,762	Ps.	36,703,200	Ps.	25,048,818	Ps.	134,093,241	Ps.	24,020,917	Ps.	240,298,938

Liabilities	Less than one month		From one to six months		From six to twelve months		More than a year		Non – Sensitive		Total

Trading derivatives	Ps.	406,656	Ps.	164,753	Ps.	85,827	Ps.	86,295	Ps.	-	Ps.	743,531
Checking accounts		35,176,430		-		-		-		-		35,176,430
Time deposits		9,280,758		24,443,943		12,490,712		15,013,753		-		61,229,166
Saving deposits		51,684,382		-		-		-		-		51,684,382
Other deposits		309,940		2,292		16,584		-		-		328,816
Interbank and overnight funds		5,877,059		476,679		-		-		-		6,353,738
Borrowing from banks and other		1,279,413		5,799,940		4,459,671		11,584,008		-		23,123,032
Long-term debt		2,166,658		1,233,436		1,241,972		14,775,950		-		19,418,016
Borrowing from development entities		28,507		251,343		244,463		3,105,206		-		3,629,519
Hedging derivatives		44,650		684		942		-		-		46,276
Other Liabilities		-		-		-		-		5,957,192		5,957,192
Total Liabilities	Ps.	106,254,453	Ps.	32,373,070	Ps.	18,540,171	Ps.	44,565,212	Ps.	5,957,192	Ps.	207,690,098

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

December 31, 2015

Assets	Less than one month		From one to six months		From six to twelve months		More than a year		Non - Sensitive		Total

Cash and cash equivalents	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	24,275,310	Ps.	24,275,310
Investments in debt securities held for trading		3,903,330		135,941		146,002		444,124				4,629,397
Investments in securities available for sale		3,450,273		1,028,061		1,182,466		19,542,450				25,203,250
Investments in debt securities held to maturity		507,493		973,544		997,615		90,367				2,569,019
Commercial loans and leases		10,206,035		21,034,550		12,508,288		57,001,664				100,750,537
Consumer loans and leases		5,040,393		10,366,531		5,443,561		33,587,192				54,437,677
Mortgages and housing leases		105,964		508,189		694,755		21,483,370				22,792,278
Microcredit loans and leases		24,161		115,922		123,728		285,489				549,300
Other accounts receivable		168,352		-		-		3,143,340				3,311,692
Trading derivatives		1,020,953		176,115		52,883		8,634				1,258,585
Hedging derivatives		41,474		-		-		-				41,474
Other assets										564,742		564,742
Total Assets	Ps.	24,468,428	Ps.	34,338,853	Ps.	21,149,298	Ps.	135,586,630	Ps.	24,840,052	Ps.	240,383,261

Liabilities	Less than one month		From one to six months		From six to twelve months		More than a year		Non - Sensitive		Total

Trading derivatives	Ps.	1,367,046	Ps.	124,009	Ps.	25,134	Ps.	14,510	Ps.		Ps.	1,530,699
Checking accounts		33,482,918		-		-		-				33,482,918
Time deposits		6,797,848		21,879,832		12,001,500		17,985,340				58,664,520
Saving deposits		51,357,997		-		-		-				51,357,997
Other deposits		448,529		-		-		-				448,529
Interbank and overnight funds		12,193,375		499,187		-		-				12,692,562
Borrowing from banks and other		1,650,555		5,298,723		4,822,033		16,595,855				28,367,166
Long-term debt		126,963		1,071,954		829,833		13,507,848				15,536,598
Borrowing from development entities		29,530		194,304		284,475		2,746,223				3,254,532
Hedging derivatives		351,559		-		-		-				351,559
Other Liabilities										5,523,456		5,523,456
Total Liabilities	Ps.	107,806,320	Ps.	29,068,009	Ps.	17,962,975	Ps.	50,849,776	Ps.	5,523,456	Ps.	211,210,536

4.6	Regulatory capital management

Grupo Aval is not subject to requirements of minimum capital, consequently, regulatory capital management of Grupo Aval focuses on complying with requirements at the financial subsidiaries level, pursuant to the rules established under Colombian law and regulation or under the laws and regulation of the jurisdictions where the subsidiaries operate.

Banks and financial corporations are subject to a “Total Solvency Risk Ratio” (Total Regulatory Capital/Risk Weighted Assets) of at least 9% and a “Basic Solvency Risk Ratio” (Basic Ordinary Regulatory Capital/Risk Weighted Assets) of at least 4.5%.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

As of December 31, 2016 and 2015, all of Grupo Aval´s financial subsidiaries comply with minimum regulatory capital requirements.

Following is the detail of the calculation of the minimum regulatory capital, required for the entities regulated by Superintendency of Finance:

Regulatory Capital	December 31, 2016
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
Regulatory Capital	16,236,204	3,801,455	2,103,019	1,119,136	2,611,410
Basic ordinary equity	10,456,131	3,029,445	1,756,321	1,002,396	2,247,231
Basic additional equity	5,780,073	772,010	346,698	116,740	364,179
Market Risk	6,438,729	1,233,358	1,339,691	993,172	1,676,891
Total assets weighted by risk	116,745,434	29,588,532	18,919,825	9,768,306	7,114,069
Total solvency risk index.	13.91%	12.85%	11.12%	11.46%	36.71%
Basic solvency risk index.	8.96%	10.24%	9.28%	10.26%	31.59%

Regulatory Capital	December 31, 2015
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
Regulatory Capital	13,608,494	3,384,279	1,939,682	978,823	2,665,473
Basic ordinary equity	9,378,213	2,964,006	1,835,310	953,143	2,270,874
Basic additional equity	4,230,281	420,274	104,372	25,680	394,599
Market Risk	6,294,154	1,599,787	1,673,661	1,226,157	3,066,419
Total assets weighted by risk	115,559,828	30,842,695	17,348,913	8,991,409	9,281,978
Total solvency risk index.	11.78%	10.97%	11.18%	10.89%	28.72%
Basic solvency risk index.	8.12%	9.61%	10.58%	10.60%	24.46%

4.7	Operational risk

Definition and objectives

Grupo Aval defines operational (OR) risk as “the risk of incurring losses due to failure on day to day processes, individual operations, systems supporting the business or external events".

Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas. Accordingly, all employees are responsible for managing and controlling the risks arising in their area of activity.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, control/mitigate and report on this risk.

Grupo Aval’s priority, therefore, is to identify and mitigate any clusters of operational risk, irrespective of whether or not they have given rise to any losses. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

4.7.1	Risk identification, measurement and assessment model

In order to identify, measure and assess operational risk, the Group defined a set of quantitative and qualitative techniques/tools that are combined to perform a diagnosis, based on the identified risks, and obtain a valuation, through the measurement/assessment of the business unit.

The quantitative analysis of this risk is carried out mainly using tools that record and quantify the potential level of losses associated with operational risk events.

The tools defined for the qualitative analysis aim to assess aspects (coverage/exposure) linked to the risk profile, thereby making it possible to capture the control environment in place.

4.7.2	Mitigation measures

The model requires the Group to monitor the mitigation measures established in response to the main sources of risk, which were identified through an analysis of the tools used in managing operational risk, and as a result of the organizational model and the preventive implementation of operational risk management and control policies and procedures.

The most significant mitigation measures have focused on the improvement of security for customers in their day-to-day transactions, the management of external fraud, the ongoing improvement of processes and technology, on taking steps to ensure that products are sold and services are provided in an appropriate manner.

In 2016, Grupo Aval continued to devote its full attention to cyber-security related risks, which affect all types of companies and institutions, including those in the financial sector. This situation, which is generating awareness among entities and regulators, is prompting the adoption of preventive measures in order to be prepared for cyber-attacks.

Grupo Aval has a business continuity management system to ensure the continuity of the business processes in the event of a disaster or serious incident.

4.8	Compliance and conduct risk

4.8.1	Scope, mission, definitions and objective

The compliance function encompasses all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, product governance, consumer protection and reputational risk.

To this end, the compliance function promotes adherence by Grupo Aval´s subsidiaries to the rules, oversight requirements, principles and values of good conduct by establishing standards, holding debates and providing advice and information in the interest of employees, customers, shareholders and other stakeholders.

Based on the current arrangement of the Group's three lines of defense, the compliance function is a second-line control function with access to the Board of Directors and its committees through the Chief of Internal Control, who

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

has access to these bodies on a regular and independent basis. This structure is in line with banking regulatory requirements and supervisory expectations. Compliance risks are defined as including the following:

Compliance risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

Conduct risk: risk derived from inappropriate practices in the dealings with customers, and the treatment and products offered to each particular customer and the adequacy thereof.

Reputational risk: risk of deterioration or damage in the perception of Grupo Aval and its subsidiaries by media, public opinion, customers, investors and other key players in the market.

The Group's objective regarding compliance and conduct risk is to minimize the likelihood of non-compliance and irregularities occurring and to ensure that, should they ultimately occur, they are promptly identified, assessed, reported and resolved.

4.8.2	Governance

The Board of Directors is responsible, as part of its general supervisory function, for approving the appointment of the person responsible for the compliance function, as well as for its framework and its development policies. In addition, the Board of Directors is in charge of the Group's general code of conduct and the frameworks developed by the compliance function.

The person responsible for the compliance function reports to the Audit Committee on a quarterly basis.

It is worth mentioning the appropriate coordination is in place with the operational risk function, which compiles the various loss events arising from compliance and conduct risks and reports them to the Audit Committee of Board of Directors and its committees, after combining all of the Group´s risks.

4.9	Legal risk

Grupo Aval´s Legal Division supports operational risk management in its particular area of expertise. Specifically, this division defines and institutes the necessary procedures to adequately control the legal risks inherent in banking operations, making sure these controls meet legal standards and are properly documented. It also analyzes and drafts contracts for operations carried out by the different business units.

As to the legal situation of each subsidiary the legal division ensures, the respective contingencies have been provisioned appropriately and whenever required. In accordance with IAS 37 on the subject of provisions, Grupo Aval has assessed the claims filed against it, based on the analysis and opinions of the lawyers in charge.

With regard to copyrights, each subsidiary in Grupo Aval uses only software or licenses that have been acquired legally and allows only officially approved software to be used on its computers.

Details of the suits filed against Grupo Aval are provided in Note 23 and 27 to the financial statements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 5 – ESTIMATIONS OF FAIR VALUE

The fair value of the financial assets and liabilities traded in active markets (such as financial assets in debt securities, equity certificates and derivatives actively listed in stock exchanges or interbank markets) is based on dirty prices supplied by a price vendor.

An active market is a market wherein transactions for assets or liabilities are carried out with sufficient frequency and volume in order to provide price information on an ongoing basis. A dirty price is that which includes accrued and pending interest on the security, as from the date of issuance or last payment of interest, until the date in which the purchase and sale operation is due. The fair value of financial assets and liabilities that are not traded in an active market is determined through appraisal techniques determined by the price supplier or by the management of Grupo Aval’s entities. Appraisal techniques used for non-standardized financial instruments such as options, foreign exchange swaps and derivatives of the over-the-counter market include the use of interest rates or currencies assessment curves built by providers and extrapolated to the specific conditions of the instrument that is appraised, discounted cash flow analysis, options pricing models and other valuation techniques commonly used by market participants who rely mostly on market data and the least possible on specific data of entities.

Grupo Aval may use models developed internally for financial instruments with no active markets. These models are usually based on valuation techniques and methods generally standardized in the financial sector. The valuation models are mainly used for appraising equity financial equity instruments not listed on the stock exchange, debt certificates and other debt instruments for which the markets were or have been inactive during the financial period. Some inputs of these models may not be observable in the market and are therefore estimated based on assumptions.

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

If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, this measurement is classified Level 3. The assessment of the importance of a particular input to the measurement of fair value in whole requires judgment, taking into account specific factors of the asset or liability.

Determining what is deemed as 'observable' requires a significant judgment by Grupo Aval. Grupo Aval considers as observable data the market data, which is already available, distributed or updated by the price suppliers, which are

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

reliable and verifiable, with no property rights, and provided by independent sources which are actively involved in the reference market.

5.1	Measurements of fair value on a recurring basis

Measurements of fair value on a recurring basis are those, which IFRS accounting standards require or allow in financial position statement at the end of each accounting period.

The following table presents an analysis, within the hierarchy of fair value, of Grupo Aval´s assets and liabilities (by class), measured at fair value as of December 31, 2016 and 2015 on a recurring basis.

December 31, 2016

	Level 1		Level 2		Level 3		Total
Assets

Trading debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	887,218	Ps.	78,521	Ps.	-	Ps.	965,739
Securities issued or secured by other entities of the Colombian Government		-		38,400		-		38,400
Securities issued or secured by other financial entities		-		737,884		-		737,884
Securities issued or secured by entities of the Non-financial sector		-		18,657		-		18,657
Other		-		54,085		12,210		66,295

In Foreign Currency
Securities issued or secured by Colombian Government		-		19,716		-		19,716
Securities issued or secured by other entities of the Colombian Government		330		20,747		-		21,077
Securities issued or secured by foreign Governments		-		88,095		-		88,095
Securities issued or secured by central banks		-		74,727		-		74,727
Securities issued or secured by other financial entities		-		313,129		-		313,129
Other		-		183		-		183
Total trading debt securities	Ps.	887,548	Ps.	1,444,144	Ps.	12,210	Ps.	2,343,902
Investments in debt securities available for sale
In Colombian Pesos
Securities issued or secured by the Colombian Government		8,281,946		922,232		-		9,204,178
Securities issued or secured by other entities of the Colombian Government		-		79,435		-		79,435
Securities issued or secured by other financial entities		-		120,795		-		120,795
Securities issued or secured by entities of the Non-financial sector		-		17,923		-		17,923
Other		-		685		15,167		15,852

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
In Foreign Currency
Securities issued or secured by Colombian Government		-		1,371,029		-		1,371,029
Securities issued or secured by other entities of the Colombian Government		22,550		467,327		-		489,877
Securities issued or secured by foreign Governments		-		2,083,345		-		2,083,345
Securities issued or secured by central banks		-		538,731		-		538,731
Securities issued or secured by other financial entities		375,798		2,580,127		-		2,955,925
Securities issued or secured by entities of the Non-financial sector		80,638		500,152		-		580,790
Other		-		204,853		-		204,853
Total investments in debt securities available for sale	Ps.	8,760,932	Ps.	8,886,634	Ps.	15,167	Ps.	17,662,733
Total investments in debt securities	Ps.	9,648,480	Ps.	10,330,778	Ps.	27,377	Ps.	20,006,635

Equity securities
Trading equity securities		3,233		1,744,381		-		1,747,614
Investments in equity securities available for sale		655,096		74,683		-		729,779
Total equity securities	Ps.	658,329	Ps.	1,819,064	Ps.	-	Ps.	2,477,393

Trading Derivatives
Currency Forward		-		391,370		-		391,370
Interest Rate Swap		-		39,780		-		39,780
Currency Swap		-		44,594		-		44,594
Currency Options		-		26,313		-		26,313
Interest Rate Options		-		152		-		152
Total trading derivatives	Ps.	-	Ps.	502,209	Ps.	-	Ps.	502,209
Hedging Derivatives
Currency Forward		-		128,479		-		128,479
Total hedging derivatives	Ps.	-	Ps.	128,479	Ps.	-	Ps.	128,479
Financial assets designated at fair value
Financial assets in concession contracts		-		-		2,072,674		2,072,674
Total financial assets designated at fair value	Ps.	-	Ps.	-	Ps.	2,072,674	Ps.	2,072,674
Non- financial assets
Biological assets		-		-		48,002		48,002
Investment properties		-		-		610,188		610,188
Total non- financial assets	Ps.	-	Ps.	-	Ps.	658,190	Ps.	658,190
Total assets at fair value on recurring basis	Ps.	10,306,809	Ps.	12,780,530	Ps.	2,758,241	Ps.	25,845,580

Liabilities
Trading Derivatives
Currency Forward		-		408,903		-		408,903
Securities Forward		-		1,492		-		1,492
Interest Rate Swap		-		25,827		-		25,827
Currency Swap		-		164,906		-		164,906
Currency Options		-		39,567		-		39,567
Total trading derivatives	Ps.	-	Ps.	640,695	Ps.	-	Ps.	640,695
Hedging Derivatives
Currency Forward		-		43,436		-		43,436
Total hedging derivatives	Ps.	-	Ps.	43,436	Ps.	-	Ps.	43,436
Total liabilities at fair value on recurring basis	Ps.	-	Ps.	684,131	Ps.	-	Ps.	684,131

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

December 31, 2015

	Level 1		Level 2		Level 3		Total
Assets

Trading debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	734,028	Ps.	762,006	Ps.	-	Ps.	1,496,034
Securities issued or secured by other entities of the Colombian Government		-		28,420		-		28,420
Securities issued or secured by other financial entities		-		433,650		-		433,650
Securities issued or secured by entities of the Non-financial sector		-		20,513		-		20,513
Other		-		72,111		11,460		83,571

In Foreign Currency
Securities issued or secured by other entities of the Colombian Government		335		21,854		-		22,189
Securities issued or secured by foreign Governments		1,543		84,912		-		86,455
Securities issued or secured by central banks		-		518,242		-		518,242
Securities issued or secured by other financial entities		-		363,042		-		363,042
Securities issued or secured by entities of the Non-financial sector		-		189		-		189
Other		-		9,611		-		9,611
Total trading debt securities	Ps.	735,906	Ps.	2,314,550	Ps.	11,460	Ps.	3,061,916
Investments in debt securities available for sale
In Colombian Pesos
Securities issued or secured by the Colombian Government		7,666,596		3,016,856		-		10,683,452
Securities issued or secured by other entities of the Colombian Government		-		66,766		-		66,766
Securities issued or secured by other financial entities		-		123,655		-		123,655
Securities issued or secured by entities of the Non-financial sector		-		17,699		-		17,699
Other		-		11,510		24,617		36,127

In Foreign Currency
Securities issued or secured by Colombian Government		-		1,347,348		-		1,347,348
Securities issued or secured by other entities of the Colombian Government		44,034		447,717		-		491,751
Securities issued or secured by foreign Governments		-		1,961,755		-		1,961,755
Securities issued or secured by central banks		-		288,975		-		288,975
Securities issued or secured by other financial entities		341,578		2,841,543		-		3,183,121
Securities issued or secured by entities of the Non-financial sector		71,215		694,485		-		765,700
Other		-		21,021		-		21,021
Total investments in debt securities available for sale	Ps.	8,123,423	Ps.	10,839,330	Ps.	24,617	Ps.	18,987,370
Total investments in debt securities	Ps.	8,859,329	Ps.	13,153,880	Ps.	36,077	Ps.	22,049,286

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
Equity securities
Trading equity securities		-		1,521,265		-		1,521,265
Investments in equity securities available for sale		620,212		77,363		-		697,575
Total equity securities	Ps.	620,212	Ps.	1,598,628	Ps.	-	Ps.	2,218,840

Trading Derivatives
Currency Forward		-		780,150		-		780,150
Securities Forward		-		575		-		575
Interest Rate Swap		-		51,865		-		51,865
Currency Swap		-		53,550		-		53,550
Other Swaps		-		72,426		-		72,426
Currency Futures		2,376		-		-		2,376
Currency Options		-		64,030		-		64,030
Total trading derivatives	Ps.	2,376	Ps.	1,022,596	Ps.	-	Ps.	1,024,972
Hedging Derivatives
Currency Forward		-		33,690		-		33,690
Total hedging derivatives	Ps.	-	Ps.	33,690	Ps.	-	Ps.	33,690
Financial assets designated at fair value
Financial assets in concession contracts		-		-		1,891,692		1,891,692
Total financial assets designated at fair value	Ps.	-	Ps.	-	Ps.	1,891,692	Ps.	1,891,692
Non- financial assets
Biological assets		-		-		240,212		240,212
Investment properties		-		-		538,246		538,246
Total non- financial assets	Ps.	-	Ps.	-	Ps.	778,458	Ps.	778,458
Total assets at fair value on recurring basis	Ps.	9,481,917	Ps.	15,808,794	Ps.	2,706,227	Ps.	27,996,938

Liabilities
Trading Derivatives
Currency Forward		-		656,624		-		656,624
Securities Forward		-		5,365		-		5,365
Interest Rate Swap		-		222,171		-		222,171
Currency Swap		-		47,390		-		47,390
Other Swaps		-		186,174		-		186,174
Currency Options		-		25,514		-		25,514
Total trading derivatives	Ps.	-	Ps.	1,143,238	Ps.	-	Ps.	1,143,238
Hedging Derivatives
Currency Forward		-		323,172		-		323,172
Securities Forward		-		13,343		-		13,343
Interest Rate Swap		-		1,235		-		1,235
Total hedging derivatives	Ps.	-	Ps.	337,750	Ps.	-	Ps.	337,750
Total liabilities at fair value on recurring basis	Ps.	-	Ps.	1,480,988	Ps.	-	Ps.	1,480,988

5.2	Items measurements at fair value on a non-recurring basis

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Generally, these appraisals are carried out by references to market data or based on the replacement cost, when sufficient market data is lacking.

The following table present the company’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2016 and 2015 at fair value less cost of sale:

December 31, 2016

	Level 1		Level 2		Level 3		Total

Impaired collateralized loans	Ps.	-	Ps.	-	Ps.	657,080	Ps.	657,080
Non- current assets held for sale		-		-		259,528		259,528
	Ps.	-	Ps.	-	Ps.	916,608	Ps.	916,608

December 31, 2015

	Level 1		Level 2		Level 3		Total

Impaired collateralized loans	Ps.	-	Ps.	-	Ps.	605,358	Ps.	605,358
Non- current assets held for sale		-		-		198,881		198,881
	Ps.	-	Ps.	-	Ps.	804,239	Ps.	804,239

5.3	Fair value determination

Grupo Aval determined Level 1 financial instruments as those traded in an active market. Their fair value was established according to quoted prices (unadjusted) supplied by the price vendor, which are determines the same through weighted averages of transactions carried out during the trading day.

Grupo Aval defined Level 2 financial instruments as those traded in non-active market, the following table provides information about valuation techniques and significant inputs when measuring assets and liabilities.

	Valuation technique	Significant inputs (1)
ASSETS
Investments in debt securities at fair value
In Colombian Pesos
Securities issued or secured by the Colombian Government	Discounted cash flow	Estimated Prices (2)
Securities issued or secured by Colombian government entities	Discounted cash flow	Estimated Prices (2)
Securities issued or secured by other financial entities	Discounted cash flow	Estimated Prices (2) Yield and Margin
Securities issued or secured by non-financial sector entities	Discounted cash flow	Estimated Prices (2)
Other	Discounted cash flow	Estimated Prices (2) Yield and Margin

In Foreign Currency
Securities issued or secured by the Colombian Government	Market Price	Quoted Prices Estimated Prices (2)
Securities issued or secured by Colombian government entities	Discounted cash flow	Estimated Prices (2)
Securities issued or secured by foreign governments	- Internal Model - Market Price	- Discounted cash flows using yields from similar securities outstanding

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Valuation technique	Significant inputs (1)
- Market Price or price calculated based on benchmarks set by price providers methodologies - Bloomberg Generic / Bloomberg Valuation
Securities issued or secured by Central Banks	- Internal Model - Market Price	- Discounted cash flows using yields from similar securities outstanding - Market Price or price calculated based on benchmarks set by price providers methodologies
Securities issued or secured by other financial entities	- Discounted cash flow - Internal Model - Market Price	- Estimated Prices (2) - Quoted Price or price calculated based on benchmarks set by price providers methodologies - Bloomberg Generic / Bloomberg Valuation
Securities issued or secured by non-financial sector entities	- Market Price	- Average Price - Quoted Price - Bloomberg Generic
Other	- Discounted cash flow - Internal Model - Market Price	- Estimated Prices (2) - Theoretical Price Mutual Funds which by the end of the month capitalize or pay interests - Quoted Price

Equity securities
Corporate Stock	Market Price	Estimated Prices (2)
Investment Funds	Market Price	Market value of underlying assets discounted of management and administrative fees
Pension and severance funds (3)	Market Price	Market value of underlying assets discounted of management and administrative fees

Trading Derivatives
Foreign Currency Forward	Discounted cash flow

- Underlying asset price

- Currency curve by underlying asset

- Forward Exchange rates curve of the operation’s currency

- Implicit curves of Exchange rates forwards

- Swap curves by underlying asset

- Implicit volatilities matrixes and curves

Debt securities Forward
Interest rate Swap
Cross Currency Swap
Swap (others)
Currency Options

Hedging Derivatives
Currency Forward	Discounted cash flow	Curves by currency

LIABILITIES
Derivatives held for trading
Foreign Currency Forward	Discounted cash flow

- Underlying asset price

- Currency curve by underlying asset

- Forward Exchange rates curve of the operation’s

currency

- Implicit curves of exchange rates forwards

- Swap curves by underlying asset

- Implicit volatilities matrixes and curves

Debt securities Forward
Interest rate Swap
Currency Swap
Swap (others)
Currency Options

Hedging Derivatives
Foreign Currency Forward		- Underlying asset price
Interest rate Forward	Discounted cash flow	- Currency curve by underlying asset

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Valuation technique	Significant inputs (1)
Interest rate Swap		- Forward Exchange rates curve of the operation’s currency - Implicit curves of Exchange rates forwards - Swap curves by underlying asset - Implicit volatilities matrixes and curves

(1)	Supplied by the price vendor
(2)	Estimated Price: A valuation model is made by the price vendor when it is not able to supply quoted prices (unadjusted) for each security. This model is the basis for the construction of the valuation margin of the securities that is represented on the assigned curve or reference rate. This margin remains constant on the assigned curve or reference rate when calculating the theoretical valuation price.
(3)	The subsidiary Porvenir S. A. according to Colombian rules is required to invest to 1% of its total assets under management from severance and mandatory pension funds.

The following table provides information about valuation techniques and significant unobservable inputs when measuring Level 3 assets and liabilities at recurrent fair value.

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

- Financial income: annual adjustment of the financial asset’s value.

The detail of valuation process for financial assets in concession arrangements are outlined in (2)

Non-financial assets
Biological assets	Discounted cash flow	The processes used to collect data and determine the fair value of biological assets are described in (3).
Investment properties	Discounted cash flow	The processes used to collect data and determine the fair value of investment properties are described in (4)

(1)	Mortgage-backed securities

Titularizadora Colombiana S.A. issued mortgage securitizations and provides valuation under 3 scenarios for the investors’ information purposes. These scenarios are based on projections that, consider different prepayment and delinquency assumptions. The following table shows the sensitivity analysis of this fair value under three different scenarios.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

December 2016
Baseline scenario (i)		Favorable scenario (ii)		Unfavorable scenario (iii)
Ps.	27,377	Ps.	302	Ps.	(343)

December 2015
Baseline scenario (i)		Favorable scenario (ii)		Unfavorable scenario (iii)
Ps.	36,077	Ps.	303	Ps.	(492)

(i)	Fair value as of December 31, 2016 and 2015 calculated based on baseline valuation scenario, which considers a 12-month Moving Average Prepayment parameter of between 12.4% and 15.8% and 12.3% and 16.0% respectively, and 1 Time Delinquency Curve.
(ii)	Pre-payment of 10% and 1 time delinquency curve
(iii)	Pre-payment of 20% and 1 time delinquency curve

(2)	Financial assets under concession contracts

Promigas and subsidiaries, designated at fair value the financial assets under concession contracts, the method of discounted cash flows was used to determine the fair value.

The assumptions in the calculation of the financial asset were:

•	Financial assets are calculated taking into account the expiration date of each concession contract.
•	The calculation was carried out in proportion to the expiration of each of the concession contracts in force.
•	Only the operational cash flows of these assets under concession were taken into account.

The components of the calculations are as follows:

•	Free cash flow generated solely by assets under concession.
•	Expiration period of the concession.
•	Amount in-perpetuity of the Free Cash Flow (FCF) of the year, estimated factoring a growth in the residual amount between 3% and 1% each year, as of December 31, 2016 and 2015.
•	Current amount of the residual amount Weighted Average Cost of Capital (WACC), estimated taking into account an interest rate between 9.05% and 8.54% each year, as of December 31, 2016 and 2015.
•	Financial Income: Annual adjustment of the amount of the financial asset to WACC (*).

(*) Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each, updated annually. The following variables were used for determining the WACC:

•	Beta Unlevered USA (Oil/Gas Distribution): Damodaran. [Betaunlevered 0.69]
•	Risk Free Rate, Source: Geometric Average 10 years of American bonds “T-Bonds”.
•	Marker Return, Source: Geometric Average 10 years Damodaran “Stocks” USA, between years 2006 and 2015.
•	Market Premium: Market Return – Risk Free Rate
•	Country Risk Premium: Average last 5 years EMBI (Difference between 10 year Colombian sovereign bonds and 10 year “T-Bonds”). Damodaran
•	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Sensitivity analysis

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to Government entities at the expiration date of the contracts.

Variable	+100 bps		-100 bps
WACC	Ps.	(534,128)	Ps.	810,001
Growth rate		434,225		(293,491)

(3)	Biological assets

Fair value of Grupo Aval subsidiary’s “biological assets”, which correspond to agricultural activities related to biological assets (animals or plants), is estimated based on internal reports by the companies which own such assets. Fair value of biological assets is determined using valuations performed by experienced internal professionals, using discounted cash flow models for biological assets. Since no comparable market exist for the biological assets, given their nature, their fair value is defined using discounted cash flows models of each biological asset, considering estimated future quantities of crops, prices, harvesting costs, and maintenance and crop yields, among others, discounted using a discount rate based on a risk-free rate adjusted by appropriate risk premium. See note 15.

The main assumptions used for determining the fair value of the principal biological assets are the following:

1.       Biological assets growing in rubber crops

The price of natural rubber was forecasted based on the average of the last 3 years of the TSR20 per ton since year 2014 and average with the future prices of the next 3 months (USD $1,816.6 as of December 31, 2016 and USD$2.136 as of December 31, 2015), in order to reflect the behavior of the commodity for an entire economic cycle. In the forecast, the price is adjusted annually with the expected US inflation rate.

Yield per hectare: Based on the crop composition and the planting year of the different clones, we forecasted a stepwise yield per hectare starting in year 7 after the plantation and stabilizing after year 10

Tons of rubber per hectare per year:
Year 7	0.60
Year 8	0.90
Year 9	1.40
Year 10 and on	1.80

Costs and administrative expenses: Costs are forecasted considering the different activities incurred during the life of a rubber project. A cost per hectare is forecasted for every key activity such as crop establishment, maintenance of immature plant and maintenance and harvest of a mature plant.

Discount rate: Based on the data for the “Farming/Agriculture” sector of Damodaran Online’s Global Markets database, a cost of equity of 14.20% was defined. Additionally, a cost of debt of 6.47% net of tax shield was defined based on existing debt market conditions. Based on the latter, the discount rate, or WACC, was determined at 11.29%.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

2.	Biological assets growing in African palm crops:

The price of African palm (USD $606.20 per ton) was forecasted based on the average price of palm oil since 2015, in order to reflect the behavior of the commodity for an entire economic cycle. In the forecast, the price is adjusted annually with the expected US inflation rate.

The source of information for international prices for Colombia’s market are the following:

a.	Crude palm oil: BURSA MALAYSIA DERIVATIVES (BMD) – Crude Palm Oil Futures (FCPO) – Third Position. It is a relevant international market prices, of easy public access, and is provided by transparent and objective source.

b.	For the price forecast, available future prices (FCPO) were also used.

Yield per hectare: Based on the crop composition and the re-planting year of the crops, which started in 2006, we forecasted a stepwise yield per hectare for each plantation as follows:

Year	Tons of fresh fruit per hectare
0 to 3	-
4	4.25
5	9.91
6	11.73
7	21.58
7 to 18	21.80
More than 18	36.10
Weighted average	17.56

Extraction rate: The oil extraction rate (OER) is a factor that defines the amount of crude palm oil that is produced. The OER varies depending on the age of the plantation, and was forecasted based on the following table:

Year	Extraction Rate (%)
0 to 3	19
4	23
5	23
6	23
7	23
7 to 18	23
More than 18	21
Weighted average	22.14

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Costs and administrative expenses: The cost forecast considers the different activities that are incurred during the life of an African palm crop. A cost per hectare is forecasted for every key activity such as crop establishment, maintenance and exploitation, harvest and transport.

Discount rate: Based on the data for the “Farming/Agriculture” sector of Damodaran Online’s Global Markets database, a cost of equity of 14.31% was defined. Additionally, a cost of debt of 7.11% net of tax shield was defined based on existing debt market conditions. Based on the latter, the discount rate, or WACC, was determined at 11.60%.

Sensitivity analysis of this fair value

As a result of its investment in Corficolombiana, Grupo Aval´s assets include certain biological assets, primary it is exposed to African palm oil and rubber. Grupo Aval does not produce African palm oil from Malaysia, nor does it sell its product on the Rotterdam market. However, Grupo Aval has knowledge the price of African palm oil and rubber is highly correlated to the price of palm oil traded at both those markets.

If the average price of technically specified rubber (TSR20) and crude palm oil (CPO) had been 5% higher or lower in 2016 and 2015, with all other variables remaining constant and excluding the effect of hedging activities, Grupo Aval’s profits for the period, before taxes, would have been the following, including only the produce growing on bearer plants in accordance with IAS 41.

Rubber Plantations

	TSR20 reference price USD/ton	Change in fiscal year-end price	Value of the biological asset	Effect on profits before taxes
	1,907	5%	15,628	679
Dec-16	1,817	-	14,606	503
	1,726	(5)%	13,584	327
	1,907	5%	6,207	7,664
Dec-15	1,817	-	5,706	7,667
	1,726	(5)%	5,205	6,630

African Palm Plantations

	CPO reference price USD/ton	Change in fiscal year- end price	Value of the biological asset	Effect on profits before taxes
	637	5%	23,109	486
Dec-16	606	-	21,597	360
	576	(5)%	20,085	234
	637	5%	20,506	4,058
Dec-15	606	-	18,461	2,013
	576	(5)%	16,417	(31)

The fair value of biological assets also is affected by different circumstances in the market, such as the climate, lack of rainfall, natural disasters and plagues. The subsidiaries that manage biological assets have taken all the necessary precautions to reduce these risks from an operational standpoint.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

(4)	Investment properties

Investment properties are recognized at fair value, based on a valuation made at each year-end period, using an independent expert appraisal. White in Colombia, the frequency of transactions in the real state sector is low compared to other move developed markets; however, management believes there are enough references to assess the fair value of investment properties of Grupo Aval and its subsidiaries based on comparable market transactions.

Fire-sales are excluded from the comparable transactions used to estimate the fair-value of investment properties. Management has reviewed the main assumptions used by the independent external appraisers (such as inflation, interest rates, etc.) and believes those are consistent with market conditions at each end of period. However, management believes that the estimation of the fair value of investment properties depends on significant judgement from the independent expert appraisers, and, as such, there could be a significant probability that the actual price of sale of a property differs from its fair value.

5.4	Transfers between level 1 and level 2 of the fair value hierarchy

The following table summarize the transfer of fair value between level 1 and 2 during the years 2016 and 2015, in general, transfers between Level 1 and Level 2 in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

	December 31, 2016				December 31, 2015
	Transfers between:				Transfers between:
	Level 2 to 1		Level 1 to 2		Level 2 to 1		Level 1 to 2
Trading debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	963,794	Ps.	208,526	Ps.	1,293,020	Ps.	1,319,221
Securities issued or secured by other financial entities		-		-		6,162		-
	Ps.	963,794	Ps.	208,526	Ps.	1,299,182	Ps.	1,319,221
In Foreign Currency
Securities issued or secured by other entities of the Colombian Government	Ps.	-	Ps.	-	Ps.	-	Ps.	129,624
Securities issued or secured by foreign Governments		-		-		62,556		-
Securities issued or secured by central banks		-		-		23,669		-
Securities issued or secured by other financial entities		-		1,547		187,418		250,345
Securities issued or secured by entities of the Non-financial sector		-		-		140,695		164,009
Other		-		-		11,248		-
	Ps.	-	Ps.	1,547	Ps.	425,586	Ps.	543,978
	Ps.	963,794	Ps.	210,073	Ps.	1,724,768	Ps.	1,863,199

There were no transfers of fair values to or from level 3.

5.5       Reconciliation Level 3 of the fair value hierarchy

The reconciliation of the balances at the beginning of the period to the closing balances with the fair value measurements classified at Level 3 is shows in the following table.

	Financial assets in debt securities		Equity instruments		Financial assets in concession arrangements		Biological assets		Investment properties
January 1, 2014	Ps.	62,477	Ps.	-	Ps.	1,565,709	Ps.	201,183	Ps.	319,744
Valuation adjustment with an effect on income		(897)		-		172,889		(15,332)		13,657

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Financial assets in debt securities		Equity instruments		Financial assets in concession arrangements		Biological assets		Investment properties
Valuation adjustments with an effect on OCI		(4,037)		-		-		-		-
Additions		-		-		-		26.360		88,666
Sales/disposals		(20,722)		-		-		(9,812)		(55,324)
December 31, 2014	Ps.	36,821	Ps.	-	Ps.	1,738,598	Ps.	202,399	Ps.	366,742
Valuation adjustment with an effect on income		2,892		-		153,094		22,922		104,769
Valuation adjustments with an effect on OCI		(3,636)		-		-		-		-
Additions		-		-		-		35,265		89,679
Sales/disposals	Ps.	-	Ps.	-	Ps.	-	Ps.	(20,374)	Ps.	(22,944)
December 31, 2015	Ps.	36,077	Ps.	-	Ps.	1,891,692	Ps.	240,212	Ps.	538,246
Valuation adjustment with an effect on income		750		-		180,982		14,644		53,680
Valuation adjustments with an effect on OCI		(9,450)		-		-		-		-
Reclassification of bearer plants balance		-		-		-		(188,177)		-
Effects of amendments in accounting policies of bearer plants.		-		-		-		(18,108)		-
Transfers to non-current assets held for sale		-		-		-		-		11,319
Reclassification		-		-		-		(1,331)		(2,539)
Additions		-		-		-		21,432		71,268
Sales/disposals	Ps.	-	Ps.	-	Ps.	-	Ps.	(20,670)	Ps.	(61,786)
December 31, 2016	Ps.	27,377	Ps.	-	Ps.	2,072,674	Ps.	48,002	Ps.	610,188

5.6       Fair Value of financial assets and liabilities recognized at amortized cost

The following table shows a summary of financial assets and liabilities accounted at amortized cost and valued at fair value only for purposes of this disclosure, as of December 31, 2016 and 2015.

	December 31, 2016				December 31, 2015
	Carrying Amount		Fair Value Estimate		Carrying Amount		Fair Value Estimate
Assets
Investments in fixed income held to maturity (1)		2,570,486		2,558,333		2,395,280		2,385,777
Credit portfolio at amortized cost (2)		150,898,732		159,917,633		141,827,674		145,622,905
Total financial assets	Ps.	153,469,218	Ps.	162,475,966	Ps.	144,222,954	Ps.	148,008,682

Liabilities
Customer deposits (3)		143,887,055		146,778,588		135,954,628		144,385,126
Financial Liabilities (4)		45,516,281		46,545,065		47,299,259		47,171,475
Total financial Liabilities	Ps.	189,403,336	Ps.	193,323,653	Ps.	183,253,887	Ps.	191,556,601

(1)	Financial assets held to maturity

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Fair value of fixed income investments at amortized cost was determined using the dirty price given by the price supplier, securities in an active market and with a market price for the day of the valuation are classified as level 1, securities with no active market and/or with an estimated price (present value of the flows of a security, discounted with the reference rate and the corresponding margin) given by the supplier are classified as level 2.

(2)	Credit portfolio at amortized cost

For credit portfolio at amortized cost it fair value was determined using discounted of cash flows models at the interest rates offered by banks for granting new loans, taking into account the credit risk and its maturity; the process of valuation is deemed as level 3.

(3)	Customer deposits

The fair value of demand deposits is equal to their carrying value. For fixed-term deposits with maturities of less than 180 days, its fair value is deemed equal to its carrying value. For fixed-term deposits with maturities of more than 180 days, its fair value was estimated using the carrying discounted cash flow models to the interest rates offered by banks in accordance with their maturity. It is considered that this is a level 2 valuation.

(4)	Financial liabilities

For financial liabilities and other short-term liabilities, the carrying value was considered as its fair value. The fair value of long-term financial liabilities was determined using the discounted cash flow model at interest rates free of risk adjusted by risk premiums of each entity. The fair value of outstanding bonds is determined according to quoted prices or estimated prices supplied by the price vendor. It is considered that this is a level 2 valuation.

NOTE 6 – CASH AND CASH EQUIVALENTS

Balances of cash and cash equivalents comprise the following as of December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
In Colombian Pesos
Cash	Ps.	3,476,270	Ps.	3,410,446
In the Colombian Central Bank		3,598,125		4,437,063
Bank and other financial entities on demand		380,610		304,140
Clearing		2,435		5,945
Investments in debt securities maturing in under three months		41,064		85,697
Restricted cash(1)		41		14,790
	Ps.	7,498,545	Ps.	8,258,081
In foreign currency
Cash		1,422,278		1,479,396
Bank and other financial entities on demand		13,268,996		12,547,500
Restricted cash(2)		3,185		-
	Ps.	14,694,459	Ps.	14,026,896
Total cash and cash equivalents	Ps.	22,193,004	Ps.	22,284,977

(1)Grupo Aval has restricted cash related to the collection of tolls on concessions and legal reserve.

(2)Grupo Aval has restricted cash related to deposits in guarantee for Banco Corficolombiana Panamá S.A. and Gas Comprimido del Perú S.A.

Grupo Aval´s banking subsidiaries had cash reserves to comply with the mandatory amount for time deposits, checking account and savings accounts for Ps. 7,151,365 and Ps. 7,156,874 at December 31, 2016 and 2015, respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 7 – FINANCIAL ASSETS HELD FOR TRADING THROUGH PROFIT OR LOSSES

The balance of financial assets held for trading comprises the following as of December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
Debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	965,739	Ps.	1,496,034
Securities issued or secured by other Colombian Government entities		38,400		28,420
Securities issued or secured by other financial entities		737,884		433,650
Securities issued or secured by Non-financial sector entities		18,657		20,513
Others		66,296		83,571
	Ps.	1,826,976	Ps.	2,062,188

In foreign currency
Securities issued or secured by Colombian Government		19,716		-
Securities issued or secured by other Colombian Government entities		21,076		22,189
Securities issued or secured by Foreign Governments		88,095		86,455
Securities issued or secured by Central Banks		74,727		518,242
Securities issued or secured by other financial entities		313,129		363,042
Securities issued or secured by Non-financial sector entities		-		189
Others		183		9,611
	Ps.	516,926	Ps.	999,728
Total trading debt securities	Ps.	2,343,902	Ps.	3,061,916

Equity securities

In Colombian Pesos
Corporate Stock	Ps.	3,233	Ps.	52
Investment Funds		644,063		506,382
Pension and severance funds (1)		1,100,318		1,014,831
Total Equity Securities	Ps.	1,747,614	Ps.	1,521,265
Total Trading Securities	Ps.	4,091,516	Ps.	4,583,181
(1)	The subsidiary Porvenir S. A. according to Colombian rules is required to directly invest on severance and mandatory pensions funds managed for it set in equity for a total amount of 1% of the assets of these funds.

For the years ended December 31, 2016, 2015 and 2014 dividends from these equity investments were recognized in the consolidated statement of income, their value was Ps. 28,027, Ps. 33,611 and Ps. 136,684 respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The following is a list of financial assets held for trading that are being used as collateral in repo operations, pledged as collateral of transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

	December 31, 2016		December 31, 2015
Pledged in money market operations
Securities issued or secured by Central Banks	Ps.	5,611	Ps.	-
Securities issued or secured by Foreign Governments		50,831		60,706
Securities issued or secured by Colombian Government		562,986		1,030,728
Securities issued or secured by other financial entities		9,693		-
	Ps.	629,121	Ps.	1,091,434
Pledged as collateral on operations with derivative instruments
Securities issued or secured by Colombian Government	Ps.	-	Ps.	9,196
		-		9,196
	Ps.	629,121	Ps.	1,100,630

NOTE 8 – AVAILABLE FOR SALE FINANCIAL ASSETS

The following is the balance of financial assets available for sale at December 31, 2016 and 2015.

December 31, 2016

	Cost		Unrealized Gain		Unrealized Losses (*)		Fair Value
Available for sale securities
Debt Securities

In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	9,371,078	Ps.	16,622	Ps.	(183,521)	Ps.	9,204,179
Securities issued or secured by other Colombian Government entities		83,582		386		(4,533)		79,435
Securities issued or secured by other financial entities		116,683		4,317		(205)		120,795
Securities issued or secured by Non-financial sector entities		18,390		-		(467)		17,923
Others		15,820		33		(1)		15,852
	Ps.	9,605,553	Ps.	21,358	Ps.	(188,727)	Ps.	9,438,184

In foreign currency
Securities issued or secured by Colombian Government		1,368,836		7,018		(4,825)		1,371,029
Securities issued or secured by other Colombian Government entities		496,223		1,843		(8,189)		489,877
Securities issued or secured by Foreign Governments		2,082,953		13,400		(13,008)		2,083,345
Securities issued or secured by Central Banks		539,393		596		(1,258)		538,731

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Cost		Unrealized Gain		Unrealized Losses (*)		Fair Value
Securities issued or secured by other financial entities		2,978,145		6,045		(28,266)		2,955,924
Securities issued or secured by Non-financial sector entities (**)		658,703		10,779		(88,692)		580,790
Others		205,143		1,486		(1,776)		204,853
	Ps.	8,329,396	Ps.	41,167	Ps.	(146,014)	Ps.	8,224,549
Total Debt Securities	Ps.	17,934,949	Ps.	62,525	Ps.	(334,741)	Ps.	17,662,733

Equity Instruments

In Colombian Pesos
Corporate Stock	Ps.	239,502	Ps.	485,935	Ps.	(82)	Ps.	725,355

In foreign currency
Corporate Stock		393		4,031		-		4,424
Total Equity Securities	Ps.	239,895	Ps.	489,966	Ps.	(82)	Ps.	729,779
Total investments available for sale and unrealized gain (loss) in Other comprehensive income	Ps.	18,174,844	Ps.	552,491	Ps.	(334,823)	Ps.	18,392,512
(*)	Unrealized losses correspond to changes in fair value that reflect market conditions such as variations in interest rates and other economic conditions from the country where the investment is issued. After Grupo Aval objectively evaluated each securities’ issuer, it was concluded that only the securities from two issuers were classified as impaired and realized the impairment in statement of profit or loss.
(**)	Cost includes Ps. 72,110 for impairment recognized in statement of income in impairment loss on financial asset line from the debt investment securities issued by OI S.A. and Telemar Norte Leste S.A., after OI S.A. and subsidiaries filed for bankruptcy protection on June 20, 2016.

December 31, 2015

	Cost		Unrealized Gain		Unrealized Losses (*)		Fair Value
Available for sale securities
Debt Securities

In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	11,452,129	Ps.	6,589	Ps.	(775,266)	Ps.	10,683,452
Securities issued or secured by other Colombian Government entities		73,206		-		(6,440)		66,766
Securities issued or secured by other financial entities		128,831		-		(5,176)		123,655
Securities issued or secured by Non-financial sector entities		18,768		43		(1,112)		17,699
Others		36,461		144		(478)		36,127
	Ps.	11,709,395	Ps.	6,776	Ps.	(788,472)	Ps.	10,927,699

In foreign currency
Securities issued or secured by Colombian Government		1,372,060		186		(24,898)		1,347,348
Securities issued or secured by other Colombian Government entities		532,198		197		(40,644)		491,751

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Cost		Unrealized Gain		Unrealized Losses (*)		Fair Value
Securities issued or secured by Foreign Governments		1,958,416		18,839		(15,500)		1,961,755
Securities issued or secured by Central Banks		288,757		1,454		(1,236)		288,975
Securities issued or secured by other financial entities		3,291,024		1,238		(109,141)		3,183,121
Securities issued or secured by Non-financial sector entities (**)		1,034,967		171		(269,438)		765,700
Others		20,981		40		-		21,021
	Ps.	8,498,403	Ps.	22,125	Ps.	(460,857)	Ps.	8,059,671
Total Debt Securities	Ps.	20,207,798	Ps.	28,901	Ps.	(1,249,329)	Ps.	18,987,370

Equity Instruments

In Colombian Pesos
Corporate Stock	Ps.	241,943	Ps.	456,688	Ps.	(1,568)	Ps.	697,063

In foreign currency
Corporate Stock		257		255		-		512
Total Equity Securities	Ps.	242,200	Ps.	456,943	Ps.	(1,568)	Ps.	697,575
Total investments available for sale and unrealized gain (loss) in Other comprehensive income	Ps.	20,449,998	Ps.	485,844	Ps.	(1,250,897)	Ps.	19,684,945
(*)	Unrealized losses correspond to changes in fair value that reflect market conditions such as variations in interest rates and other economic conditions from the country where the investment is issued. After Grupo Aval objectively evaluated each securities’ issuer, it was concluded that only the securities from one issuer were classified as impaired.
(**)	Cost includes Ps. 6,799 for impairment recognized in statement of income in impairment loss on financial asset line from the debt investment securities issued by Pacific Rubiales Energy Corp.

The details of equity instruments available for sale as of December 31, 2016 and 2015 are as follows.

Entity (*)	December 31, 2016		December 31, 2015
Empresa de Energía de Bogotá S.A. E.S.P.	Ps.	592,142	Ps.	562,699
Gas Natural S.A. ESP		74,624		74,624
Mineros S.A.		42,913		41,236
Bolsa de Valores de Colombia S.A.		15,603		12,224
Master Card		3,874		3,874
Others		623		2,918
Total	Ps.	729,779	Ps.	697,575

(*) Financial assets in equity Instruments at fair value with adjustments to Other comprehensive income (OCI), have been designated taking into account that those represent strategic investments for Grupo Aval and therefore, they are not expected to be sold in a foreseeable future.

The following is a list of financial investment debt securities available for sale that are being used as collateral in repo operations, pledged as collateral in transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	December 31, 2016		December 31, 2015
Pledged in money market operations
Securities issued or secured by Foreign Governments	Ps.	299,560	Ps.	106,976
Securities issued or secured by Colombian Government		4,174,184		7,177,234
Securities issued or secured by Non-financial sector entities		3,020		44,920
Securities issued or secured by other Colombian Government entities		83,076		69,656
Securities issued or secured by other financial entities		35,809		37,606
Others		39,335		-
	Ps.	4,634,984	Ps.	7,436,392
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government		151,343		174,971
	Ps.	151,343	Ps.	174,971
Pledged as collateral of Financial Liabilities (*)
Securities issued or secured by Foreign Governments	Ps.	-	Ps.	52,679
Securities issued or secured by Colombian Government		-		38,420
Securities issued or secured by Non-financial sector entities		-		504,973
Securities issued or secured by other Colombian Government entities		-		142,433
Securities issued or secured by other financial entities		-		382,921
Others		-		-
	Ps.	-	Ps.	1,121,426
	Ps.	4,786,327	Ps.	8,732,789

(*) On December 31, 2015 includes debt securities pledged as collateral of a financial obligation between Leasing Bogotá Panamá and Deutsche Bank, during 2016 this financial obligation was cancelled.

A summary of the debt financial assets available for sale per maturity dates is as follows:

	December 31, 2016		December 31, 2015
Fair Value
Up to 1 month	Ps.	881,951	Ps.	190,796
More than 1 month and no more than 3 months		313,386		298,309
More than 3 months and no more than 1 year		2,204,219		1,485,344
More than 1 year and no more than 5 years		9,544,836		10,221,753
More than 5 years and no more than 10 years		4,345,791		5,787,910
More than 10 years		372,550		1,003,258
	Ps.	17,662,733	Ps.	18,987,370

Cost
Up to 1 month	Ps.	880,907	Ps.	190,761
More than 1 month and no more than 3 months		313,048		298,135
More than 3 months and no more than 1 year		2,199,014		1,484,726
More than 1 year and no more than 5 years		9,669,504		10,630,122
More than 5 years and no more than 10 years		4,483,043		6,458,596
More than 10 years		389,433		1,145,458
	Ps.	17,934,949	Ps.	20,207,798

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 9 – HELD-TO-MATURITY INVESTMENTS

The breakdown of held to maturity investments as of December 31, 2016 and 2015 as follows:

	December 31, 2016		December 31, 2015
Debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	1,829	Ps.	26,104
Securities issued or secured by other Colombian Government entities		2,484,078		2,274,456
Securities issued or secured by other financial entities		58,887		52,921
Others		-		980
	Ps.	2,544,794	Ps.	2,354,461
In foreign currency
Securities issued or secured by Foreign Governments		24,152		31,866
Others		1,540		8,953
	Ps.	25,692	Ps.	40,819
Total held-to-maturity	Ps.	2,570,486	Ps.	2,395,280

As of December 31, 2016 and 2015 there are no held to maturity securities given in collateral of financial liabilities.

The following is the summary of the financial assets held to maturity by maturity dates:

	December 31, 2016		December 31, 2015

Up to 1 month	Ps.	695,201	Ps.	793,573
More than 1 month and no more than 3 months		27,608		38,856
More than 3 months and no more than 1 year		1,842,566		1,558,344
More than 1 year and no more than 5 years		4,938		4,334
More than 5 years and no more than 10 years		-		-
More than 10 years		173		173
	Ps.	2,570,486	Ps.	2,395,280

NOTE 10 – DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

10.1	Derivative instruments

The table below shows fair values at the end of the period of forward contracts, futures and swaps of interest rate and foreign currency with which Grupo Aval is committed:

Derivative financial instruments for trading comprise the following:

	December 31, 2016				December 31, 2015
Item	Notional Amount		Fair Value		Notional Amount		Fair Value
Assets
Forward contracts
Foreign currency to buy	Ps.	5,255,735	Ps.	118,568	Ps.	7,031,432	Ps.	582,470
Foreign currency to sell		10,206,225		272,803		5,166,566		197,680
Debt securities to buy		-		-		15,000		152
Debt securities to sell		-		-		149,000		423
Subtotal	Ps.	15,461,960	Ps.	391,371	Ps.	12,361,998	Ps.	780,725

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	December 31, 2016				December 31, 2015
Item	Notional Amount		Fair Value		Notional Amount		Fair Value
Swap
Cross currency		1,288,048		44,593		189,783		53,550
Interest rate		6,021,481		39,780		2,916,028		51,865
Others		-		-		1,235,710		72,426
Subtotal	Ps.	7,309,529	Ps.	84,373	Ps.	4,341,521	Ps.	177,841
Futures Contracts
Foreign currency to buy		1,069,003		-		1,566,861		2,328
Foreign currency to sell		1,198,784		-		541,757		48
Others		-		-		11,981		-
Subtotal	Ps.	2,267,787	Ps.	-	Ps.	2,120,599	Ps.	2,376
Options Contracts
Foreign currency to buy		563,522		10,769		813,484		64,030
Interest rate to buy		31,550		152		-		-
Debt securities to buy		739,512		15,544		-		-
Subtotal		1,334,584		26,465		813,484		64,030
Total Assets	Ps.	26,373,860	Ps.	502,209	Ps.	19,637,602	Ps.	1,024,972

Liabilities
Forward contracts
Foreign currency to buy	Ps.	9,286,812	Ps.	247,967	Ps.	4,205,443	Ps.	163,770
Sale of Foreign currency		7,039,126		160,936		6,918,144		492,854
Debt securities to sell		597,500		1,492		800,500		5,365
Subtotal	Ps.	16,923,438	Ps.	410,395	Ps.	11,924,087	Ps.	661,989
Swap
Cross currency		1,771,324		164,906		514,326		222,171
Interest rate		4,210,766		25,827		3,216,413		47,390
Others		-		-		1,263,540		186,174
Subtotal	Ps.	5,982,090	Ps.	190,733	Ps.	4,994,279	Ps.	455,735
Futures Contracts
Foreign currency to buy		1,995,604		-		653,515		-
Foreign currency to sell		409,747		-		1,949,522		-
Subtotal	Ps.	2,405,351	Ps.	-	Ps.	2,603,037	Ps.	-
Options Contracts
Foreign currency to buy		-		-		341,477		15,900
Foreign currency to sell		447,818		19,960		353,592		9,614
Debt securities to sell		556,310		19,607		-		-
Subtotal		1,004,128		39,567		695,069		25,514
Total Liabilities		26,315,007		640,695		20,216,472		1,143,238
Net position	Ps.	58,853	Ps.	(138,486)	Ps.	(578,870)	Ps.	(118,266)

Derivative Financial Instruments for hedging purposes comprise the following:

	December 31, 2016				December 31, 2015
Item	Notional Amount		Fair Value		Notional Amount		Fair Value
Assets
Forward contracts
Foreign currency to buy	Ps.	474,412	Ps.	3,914	Ps.	119,721	Ps.	4,929
Foreign currency to sell		3,735,363		124,565		897,506		28,761

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	December 31, 2016				December 31, 2015
Item	Notional Amount		Fair Value		Notional Amount		Fair Value
Subtotal	Ps.	4,209,775	Ps.	128,479	Ps.	1,017,227	Ps.	33,690
Futures Contracts
Foreign currency to buy		150,036		-		-		-
Foreign currency to sell		973,730		-		-		-
Subtotal		1,123,766		-		-		-
Total Assets	Ps.	5,333,541	Ps.	128,479	Ps.	1,017,227	Ps.	33,690

Liabilities
Forward contracts
Foreign currency to buy		967,702		28,297		573,296		29,061
Foreign currency to sell		1,536,849		15,139		3,566,547		294,111
Interest rate to sell		-		-		752,823		13,343
Subtotal	Ps.	2,504,551	Ps.	43,436	Ps.	4,892,666	Ps.	336,515
Swap
Interest rate		-		-		79,174		1,235
Subtotal	Ps.	-	Ps.	-	Ps.	79,174	Ps.	1,235
Future Contracts
Foreign currency to buy		363,086		-		-		-
Foreign currency to sell		190,545		-		-		-
Subtotal	Ps.	553,631	Ps.	-	Ps.	-	Ps.	-
Total Liabilities	Ps.	3,058,182	Ps.	43,436	Ps.	4,971,840	Ps.	337,750
Net position	Ps.	2,275,359	Ps.	85,043	Ps.	(3,954,613)	Ps.	(304,060)

Derivative instruments contracted by Grupo Aval or its consolidated entities are generally traded in either the domestic financial markets or in over the counter international markets. Derivative instruments have a net favorable condition (asset) or a net unfavorable condition (liability) as a result of fluctuations in exchange rates, in interest rates or other variables relating to market conditions. As a result, the aggregate amount of fair values of the assets and liabilities in derivative instruments may vary significantly from time to time.

10.2	Hedge accounting

According to risk management policies, Grupo Aval uses hedge accounting to manage foreign exchange risk in investment in foreign operations and in forecasted transactions of its subsidiary Promigas, as follows:

10.2.1	Hedges of net investment in foreign operations

Banco de Bogotá and Banco de Occidente have foreign investments in subsidiaries, which are exposed to foreign exchange risk as those foreign investments are expressed in US dollars and the functional currency of Grupo Aval is the Colombian peso.

The purpose of hedge accounting is to mitigate and offset any adverse changes that might occur given the fluctuation between the Colombian Peso and the functional currency of such investments. The impacts of those movements are reflected in the cumulative translation adjustment in other comprehensive income of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

To cover this risk, Grupo Aval hedges its exposure through foreign currency financial liabilities expressed in U.S. dollars and forward contracts for the sale of U.S. dollars, as permitted under IAS 39.

Changes in the fluctuation of the Colombian peso against the U.S. dollar are as follows:

Date	Value of US 1	Variation
December 31, 2014	2,392.46	465.63
December 31, 2015	3,149.47	757.01
December 31, 2016	3,000.71	(148.76)

According to information described above, the following table contains details of hedging operations carried out to cover foreign denominated equity investments. The analysis is presented gross of taxes:

December 31, 2016

	Thousands of USD			Ps. millions
Detail of investment	Investment amount	Amount of hedge by financial liabilities in foreign currency	Amount of hedge by forward contracts	Cumulative translation adjustment of the investments	Exchange difference of financial liabilities	Exchange difference in forward contracts	Net OCI account
Leasing Bogotá Panamá	3,436,658	(2,074,100)	(1,346,889)	3,115,527	(1,080,737)	(2,171,234)	(136,444)
Other subsidiaries and branches Banco de Bogotá (*)	100,827	-	(100,260)	94,139	-	(91,517)	2,622
Occidental Bank Barbados	25,401	(25,401)	-	19,176	(19,176)	-	-
Banco de Occidente Panamá	21,699	(21,699)	-	29,627	(29,627)	-	-
Total	3,584,585	(2,121,200)	(1,447,149)	3,258,469	(1,129,540)	(2,262,751)	(133,822)

(*) Includes Banco de Bogotá Panamá, Banco de Bogotá Finance, Ficentro and contributions of foreign branches in Miami, New York and Nassau.

December 31, 2015

	Thousands of USD			Ps. millions
Detail of investment	Investment amount(*)	Amount of hedge by financial liabilities in foreign currency	Amount of hedge by forward contracts	Cumulative translation adjustment of the investments	Exchange difference of financial liabilities	Exchange difference in forward contracts	Net OCI account
Leasing Bogotá Panamá	2,664,626	(993,000)	(1,680,981)	3,600,733	(1,214,082)	(2,449,638)	(62,987)
Other subsidiaries and branches Banco de Bogotá (**)	87,363	-	(88,448)	107,754	-	(104,619)	3,134
Occidental Bank Barbados	18,222	18,222	-	9,843	(9,843)	-	-
Banco de Occidente Panamá	28,231	28,231	-	15,139	(15,139)	-	-
Total	2,798,442	(946,547)	(1,769,429)	3,733,469	(1,239,064)	(2,554,257)	(59,853)
(*) Includes only exposure hedged under hedge accounting.

(**) Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro and contributions of foreign branches in Miami, New York and Nassau.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

10.2.2	Hedging with forward contracts

Forward contracts to sell U.S. dollars have been taken to hedge part of the net foreign investment that Banco de Bogotá has in Leasing Bogotá Panamá and others foreign subsidiaries. The forward contracts were executed with counterparties from the financial sector and the hedge was documented as a "dynamic hedging strategy," where new forward contracts are signed simultaneously as the previous ones expire. According to IAS 39, changes in the fair value of derivatives due to changes in the peso/U.S. dollar exchange rate are registered under “Other Comprehensive Income” in equity and the ineffective part is recognized in the statement of income for the period

10.2.3	Hedging with debt in foreign currency in U.S. dollars

Debt financial instruments that are not derivatives can be designated as hedging instruments of changes in foreign currency exchange rates. According to this rule Banco de Bogotá and Banco de Occidente designed debt in U.S. dollar as hedging instruments of their foreign subsidiaries as follows:

•	Bonds issued by Banco de Bogotá in the international market were designated as hedging instruments of the investment of Leasing Bogotá Panamá amounting US$2,074 million in 2016 and US$993 million in 2015.

•	Other financial liabilities amounting $46 million as December 31, 2016 (US$546 million as of December 31, 2015) were used to hedge part of the net foreign investment that Banco de Bogotá has in Leasing Bogotá Panamá and other foreign subsidiaries and in that Banco de Occidente has in foreign subsidiaries as part of a hedging strategy, by which when some obligations expire, new obligations will be designated to replace them.

•	Between December 21, 2015 and November 2, 2016, financial liabilities designated as hedging instruments described above included an intra-group liability amounting to US$500 million that Banco de Bogotá had as a hedging instrument of its investment in Leasing Bogotá Panamá. This operation was eliminated in the consolidation process of Grupo Aval and was excluded of the foreign investment hedge accounting.

Starting May 1st and up to November 2nd, 2016 Grupo Aval designated financial assets in foreign debt securities amounting to US$500 million as cash flow hedge, the foreign exchange differences of this intra-group liability were not eliminated in the consolidation process and recorded in Other Comprehensive Income in the amount of Ps. 73,705. This value would be realized in the future as income only when the investment in Leasing Bogotá Panamá is sold.

•	On November 2nd, 2016 Banco de Bogotá cancelled the intragroup liability amounting to US$500 million which was replaced in the foreign investment hedge accounting with other obligations in foreign currency with third parties.

10.2.4	Hedging of forecasted transactions

In the ordinary course of its operations Promigas S.A. and its subsidiaries receive income in U.S. Dollars derived from the transportation of gas in their gas pipelines.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

To hedge the exchange risk arising in future transactions of highly probable gas transportation income, Promigas and its subsidiaries entered into forward contracts for the sale of U.S. dollars with financial entities different from the ones consolidated into Grupo Aval.

During the years ended at December 31, 2016, 2015 and 2014, an exchange difference recognized under “Other Comprehensive Income” as a result of cash flow hedge accounting of income from these highly probable transactions, was reclassified to the statement of income in the amounts of Ps. 5,037, Ps. (16,542) and Ps. (8,837).

The following is the summary of open cash flow hedge in Promigas and subsidiaries:

	December 31, 2016	December 31, 2015
Amount hedging U.S. dollars	142,731	210,553
Notional amount contracts forward U.S. dollars	99,912	153,559
% hedged	70%	73%
Fair value in Colombian pesos	4,824	(8,349)
# of contracts	892	1,078

The movement of the OCI account related to cash flow hedges in Colombian pesos during the years ended on December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
Balance at the beginning of the year		(11,757)		(26,790)		1,081
Changes in the fair value of the hedge forward contracts		12,930		31,575		(19,034)
Transferred to profit or loss		5,037		(16,542)		(8,837)
Balance at the end of the year	Ps.	6,210	Ps.	(11,757)	Ps.	(26,790)

10.2.5	Testing of hedge effectiveness

IAS 39 considers hedging as highly effective if at the beginning and in subsequent periods, the hedging is highly effective at offsetting changes in fair value or in cash flows attributable to the risk hedged during the period for which the hedging has been designated and that the effectiveness of the hedging is in a range between 80% and 125%. Such effectiveness is assessed by Grupo Aval‘s entities at least quarterly and at the end of each accounting period.

Grupo Aval has documented the hedging effectiveness of its foreign currency denominated investments in based on the portion of the net investment hedged at the beginning of the hedging relationship. Since the net balance of these investments fluctuates during the year, Grupo Aval evaluates the hedging relationship on a daily basis as well as the result of the testing of hedge effectiveness as follows:

10.2.6	Hedge effectiveness with forward contracts

Grupo Aval applies the method of the forward rate used in forward contracts to evaluate the hedge effectiveness; for such purpose, Grupo Aval measures the hedge ineffectiveness comparing the value of current forward contracts, which serve as hedge the change in the value of a hypothetical derivative with the same maturity.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

10.2.7	Hedge effectiveness with debt instruments in foreign currency

For debt in foreign currency designated as a hedging instrument, the gain or loss arising from the conversion of the debt to Colombian Pesos is based on the current exchange rate between the U.S. dollar and the Colombian Peso, which is the functional currency of Grupo Aval. If the notional amount of the hedging instrument exactly matches with the portion of the hedged investment in foreign operations, no ineffectiveness is registered in the statement of income.

NOTE 11 – LOANS AND RECEIVABLES

Financial assets at amortized cost on the statement of financial position are classified as commercial, consumer, residential, and microcredit. Due to the significance of the financial leasing portfolio for Grupo Aval, these credits are also presented in all the tables in the note of credit risks for disclosure purposes:

December 31, 2016

Modality	Balance in Statement of financial position		Leasing presentation adjustment		Balance according to disclosure
Commercial	Ps.	93,149,211	Ps.	(9,958,095)	Ps.	83,191,116
Consumer		46,927,997		(215,608)		46,712,389
Residential mortgage		14,683,537		(902,104)		13,781,433
Microcredit		399,431		-		399,431
Financial Leasing		-		11,075,807		11,075,807
Total portfolio	Ps.	155,160,176	Ps.	-	Ps.	155,160,176

December 31, 2015

Modality	Balance in Statement of financial position		Leasing presentation adjustment		Balance according to disclosure
Commercial	Ps.	89,498,148	Ps.	(8,299,825)	Ps.	81,198,323
Consumer		42,230,509		(356,944)		41,873,565
Residential mortgage		13,418,079		(762,897)		12,655,182
Microcredit		399,262		-		399,262
Financial Leasing		-		9,419,666		9,419,666
Total portfolio	Ps.	145,545,998	Ps.	-	Ps.	145,545,998

11.1.	Credit portfolio by modality

The distribution of the credit portfolio of Grupo Aval by modality is shown as follows:

	December 31, 2016		December 31, 2015
General purpose loans	Ps.	60,561,432	Ps.	57,927,976
Personal loans		28,308,406		25,274,165
Working capital loans		15,524,372		15,782,240

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	December 31, 2016		December 31, 2015
Mortgages		13,781,433		12,655,182
Credit Cards		12,781,182		11,637,092
Commercial financial leases		9,958,096		8,466,509
Consumer financial leases		215,608		190,330
Automobile and vehicle loans		5,736,357		5,234,613
Interbank and overnight funds		3,569,587		4,084,982
Loans funded by development banks (*)		2,829,091		2,514,608
Housing leases		902,104		762,897
Overdrafts		593,077		616,142
Microcredit		399,431		399,262
Gross balance of Financial Assets of credit portfolio		155,160,176		145,545,998
Allowance for impairment of financial assets from the loan portfolio		(4,261,444)		(3,718,324)
Net balance of Financial Assets to credit portfolio	Ps.	150,898,732	Ps.	141,827,674

(*) As of December 31, 2016 and 2015 these loans and receivables were given as guarantee of financial obligations with development entities (See Note 21.3).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

11.2.	Loans impairment provision

The movement of the impairment provision of the financial assets of the credit portfolio during the years ended December 31, 2016 and 2015 is as follows

	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Balance as of January 1, 2014		1,328,697		1,258,679		36,077		44,010		131,335		2,798,798
Allowance of the period charged against to profit or loss		1,227,758		1,812,327		59,972		41,642		127,044		3,268,743
Recovery of provisions with partial payment to profit or loss		(648,822)		(842,624)		(24,261)		(16,998)		(82,965)		(1,615,670)
Charge-offs of the period		(219,773)		(1,091,833)		(15,669)		(30,521)		(18,898)		(1,376,694)
Exchange differences		(239,089)		268,194		7,704		9,675		29,256		75,740
Recovery of provisions for securitizations		-		-		6,886		-		-		6,886
Balance as of December 31, 2014	Ps.	1,448,771	Ps.	1,404,743	Ps.	70,709	Ps.	47,808	Ps.	185,772	Ps.	3,157,803
Allowance of the period charged against to profit or loss		1,310,679		2,182,141		42,313		37,506		214,797		3,787,436
Recovery of provisions with partial payment to profit or loss		(663,931)		(916,030)		(24,797)		(14,505)		(97,012)		(1,716,275)
Charge-offs of the period		(198,727)		(1,304,058)		(14,160)		(33,096)		(86,405)		(1,636,446)
Exchange differences		(217,563)		312,351		21,037		11,493		(1,512)		125,806
Balance as of December 31, 2015	Ps.	1,679,229	Ps.	1,679,147	Ps.	95,102	Ps.	49,206	Ps.	215,640	Ps.	3,718,324
Allowance of the period charged against to profit or loss		1,522,077		3,088,950		75,059		72,917		225,498		4,984,501
Recovery of provisions with partial payment to profit or loss		(857,465)		(976,258)		(37,863)		(18,119)		(162,033)		(2,051,738)
Charge-offs of the period		(495,326)		(1,759,896)		(15,828)		(28,703)		(55,234)		(2,354,987)
Exchange differences		(33,571)		(9,118)		7,630		(12,164)		12,567		(34,656)
Balance as of December 31, 2016	Ps.	1,814,944	Ps.	2,022,825	Ps.	124,100	Ps.	63,137	Ps.	236,438	Ps.	4,261,444

11.3.	Credit Portfolio assessed collectively and individually

The detailed information of credit risk impairment provisions accrued as of December 31, 2016 and 2015, taking into account how they were determined individually for loans above of Ps. 2,000 and collectively for other credits. Loans individually assessed for impairment lower than Ps. 2,000 are considered in the allowances for each type of credit.

December 31, 2016

Impairment provision:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually	Ps.	724,522	Ps.	47	Ps.	827	Ps.	-	Ps.	74,098	Ps.	799,494
Loans assessed collectively		1,090,422		2,022,778		123,273		63,137		162,340		3,461,950
Total impairment provision	Ps.	1,814,944	Ps.	2,022,825	Ps.	124,100	Ps	63,137	Ps.	236,438	Ps.	4,261,444

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Gross balance of financial assets for credit portfolio:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually (1)	Ps.	48,565,393	Ps.	92,410	Ps.	8,506	Ps.	-	Ps.	5,113,843	Ps.	53,780,152
Loans assessed collectively		34,625,723		46,619,979		13,772,927		399,431		5,961,964		101,380,024
Total gross investment value of portfolio	Ps.	83,191,116	Ps.	46,712,389	Ps.	13,781,433	Ps.	399,431	Ps.	11,075,807	Ps.	155,160,176
(1)	Loans individually evaluated for impairment that are not considered impaired, additionally are evaluated collectively for impairment according to historical losses experience adjusted to reflect current economic conditions.

December 31, 2015

Impairment provision:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually	Ps.	743,211	Ps.	558	Ps.	9	Ps.	-	Ps.	65,219	Ps.	808,997
Loans assessed collectively		936,018		1,678,589		95,093		49,206		150,421		2,909,327
Total impairment provision	Ps.	1,679,229	Ps.	1,679,147	Ps.	95,102	Ps.	49,206	Ps.	215,640	Ps.	3,718,324

Gross balance of financial assets for credit portfolio:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually (1)	Ps.	45,208,957	Ps.	95,018	Ps.	8,731	Ps.	-	Ps.	4,669,142	Ps.	49,981,848
Loans assessed collectively		35,989,366		41,778,547		12,646,451		399,262		4,750,524		95,564,150
Total gross investment value of portfolio	Ps.	81,198,323	Ps.	41,873,565	Ps.	12,655,182	Ps.	399,262	Ps.	9,419,666	Ps.	145,545,998
(1)	Loans individually evaluated for impairment that are not considered impaired, additionally are evaluated collectively for impairment according to historical losses experience adjusted to reflect current economic conditions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

11.4       Portfolio of loans assessed individually for impairment

The detailed information as of December 31, 2016 and 2015 is as follows

December 31, 2016
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized

Without recognized provision
Commercial	Ps.	262,831	Ps.	208,604	Ps.	-
Financial Leasing		138,513		484,339		-
Subtotal	Ps.	401,344	Ps.	692,943	Ps.	-

With recognized provision
Commercial	Ps.	3,156,154	Ps.	221,203	Ps.	724,522
Consumer		141		-		47
Residential Mortgage		1,907		-		827
Financial Leasing		327,755		165,221		74,098
Subtotal	Ps.	3,485,957	Ps.	386,424	Ps.	799,494
Totals
Commercial		3,418,985		429,807		724,522
Consumer		141		-		47
Residential Mortgage		1,907		-		827
Financial Leasing		466,268		649,560		74,098
Total	Ps.	3,887,301	Ps.	1,079,367	Ps.	799,494

December 31, 2015
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized

Without recognized provision
Commercial	Ps.	237,460	Ps.	216,428	Ps.	-
Financial Leasing		126,115		216,021		-
Subtotal	Ps.	363,575	Ps.	432,449	Ps.	-

With recognized provision
Commercial	Ps.	2,442,599	Ps.	480,001	Ps.	743,211
Consumer		227		41		558
Residential Mortgage		2,230		-		9
Financial Leasing		275,225		126,633		65,219
Subtotal	Ps.	2,720,281	Ps.	606,675	Ps.	808,997
Totals
Commercial		2,680,059		696,429		743,211
Consumer		227		41		558
Residential Mortgage		2,230		-		9
Microcredit		-		-		-
Financial Leasing		401,340		342,654		65,219
Total	Ps.	3,083,856	Ps.	1,039,124	Ps.	808,997

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The difference between the value of the loan and the guarantees disclosed on the table above correspond to unsecured loans valued with the discounted cash flow method. When using this method it is implied that it is possible for the customer to make future payments.

11.5.	Loans portfolio by maturity

The distribution of loans portfolio of Grupo Aval by maturity period is as follows:

December 31, 2016

	Up to 1 year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Commercial	Ps.	36,982,196	Ps.	19,083,900	Ps.	10,957,767	Ps.	16,167,253	Ps.	83,191,116
Consumer		15,207,864		10,928,357		8,188,856		12,387,312		46,712,389
Residential Mortgage		396,964		706,364		732,454		11,945,651		13,781,433
Microcredit		166,719		208,759		19,610		4,343		399,431
Financial Leasing		2,571,103		2,775,490		2,192,804		3,536,410		11,075,807
Total gross credit portfolio	Ps.	55,324,846	Ps.	33,702,870	Ps.	22,091,491	Ps.	44,040,969	Ps.	155,160,176

December 31, 2015

	Up to 1 year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Commercial	Ps.	39,751,789	Ps.	17,267,985	Ps.	10,380,273	Ps.	13,798,276	Ps.	81,198,323
Consumer		14,337,485		9,659,282		7,365,624		10,511,174		41,873,565
Residential Mortgage		338,562		595,255		629,464		11,091,901		12,655,182
Microcredit		201,441		181,383		16,157		281		399,262
Financial Leasing		2,535,719		2,774,432		1,913,695		2,195,820		9,419,666
Total gross credit portfolio	Ps.	57,164,996	Ps.	30,478,337	Ps.	20,305,213	Ps.	37,597,452	Ps.	145,545,998

11.6.	Loans portfolio by currency

The classification of loan portfolio by type of currency is as follows:

December 31, 2016
	Colombian Pesos		Foreign Currency		Total
Commercial	Ps.	54,026,331	Ps.	29,164,785	Ps.	83,191,116
Consumer		30,452,658		16,259,731		46,712,389
Residential Mortgage		4,822,806		8,958,627		13,781,433
Microcredit		399,431		-		399,431
Financial Leasing		8,953,491		2,122,316		11,075,807
Total gross credit portfolio	Ps.	98,654,717	Ps.	56,505,459	Ps.	155,160,176

December 31, 2015
	Colombian Pesos		Foreign Currency		Total
Commercial	Ps.	51,627,093	Ps.	29,571,230	Ps.	81,198,323
Consumer		26,836,344		15,037,221		41,873,565
Residential Mortgage		3,994,468		8,660,714		12,655,182
Microcredit		399,262		-		399,262
Financial Leasing		8,540,941		878,725		9,419,666
Total gross credit portfolio	Ps.	91,398,108	Ps.	54,147,890	Ps.	145,545,998

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

11.7.	Financial leasing portfolio

As of December 31, 2016 and 2015 the following table shows the reconciliation between gross investment in financial leasing and the present value of minimum payments to be received in these dates:

	December 31, 2016		December 31, 2015
Total gross rent payments receivable	Ps.	17,071,858	Ps.	12,558,960
Less amounts representing running costs (such as taxes, maintenance, insurances ,etc.,)		(2,527)		(2,130)
Plus Estimated residual amount of assets given for rental (without guarantee)		21,162		28,927
Gross investment in contracts of financial leasing		17,090,493		12,585,757
Less unrealized financial income		(6,014,686)		(3,166,091)
Net investment in contracts of financial leasing		11,075,807		9,419,666
Impairment of net investment in financial leasing	Ps.	(236,438)	Ps.	(215,640)

The detailed information of gross investment and net investment in financial leasing contracts receivable as of December 31, 2016 and 2015 in each period is as follows:

December 31, 2016
	Gross investment		Net investment
Up to 1 year	Ps.	2,711,147	Ps.	2,128,441
From 1 to 5 years		6,375,267		4,798,364
More than 5 years		8,004,079		4,149,002
Total	Ps.	17,090,493	Ps.	11,075,807

December 31, 2015
	Gross investment		Net investment
Up to 1 year	Ps.	2,758,966	Ps.	2,258,621
From 1 to 5 years		5,850,421		4,279,489
More than 5 years		3,976,370		2,881,556
Total	Ps.	12,585,757	Ps.	9,419,666

The banks of Grupo Aval grant loans through the modality of financial leasing mainly for the financing of vehicles and computer equipment, generally with terms between 36 and 60 months with an purchase option, machinery and equipment with terms of 60 to 120 months with a purchase option at the end of the contract and for housing leasing with terms of 120 to 240 months transferring the asset at the end of the contract. All these leasing contracts are granted at current market interest rates at inception.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 12 – OTHER ACCOUNTS RECEIVABLES

The detailed information of other accounts receivables as of December 31, 2016 and 2015 is as follows:

Detail	December 31, 2016		December 31, 2015
Accounts receivables for goods and services sales in non-financial sector companies	Ps.	1,066,628	Ps.	993,919
Fees, services and advances		272,488		4,897
Payment in advance		262,473		171,251
Credit card compensations and network compensation		249,430		263,552
Dormant customer deposits ICETEX (1)		237,034		-
Receivables from associates and joint ventures		230,950		87,875
Financial assets in concession contract at amortized cost ( See note 16)		203,241		42,864
Debtors		178,785		259,644
Diverse		176,472		92,462
Transfers in process		166,153		131,075
Collateral on derivatives		138,520		623,518
Commissions		131,867		63,763
Transfers to the National Treasury		52,351		48,085
Storage services		41,282		37,598
Payment in advance to supplier's contract		39,309		137,386
Quota shares retirement pensions		30,396		30,659
Claims to insurance companies		19,201		38,455
Dividends		16,263		14,662
Deductible taxes		15,611		98,752
Promissory sellers		11,661		32,731
Payment in advance for industry and trade taxes		11,553		10,379
Others		168,004		213,144
Gross balance of other accounts receivable	Ps.	3,719,672	Ps.	3,396,671
Impairment allowance	Ps.	(195,078)	Ps.	(194,450)
Net Other accounts receivable	Ps.	3,524,594	Ps.	3,202,221

(1) According to Law 1777 of 2016, financial institutions in Colombia since August 1, 2016, must transfer cash from clients’ dormant deposits to a special fund as a loan to a Government entity denominated “ICETEX”, and classified as “Other accounts receivable” given it is permanently deemed refundable by any particular client. This Fund is responsible for managing the monies with the commitment to return them at the time the account holder requests them. Dormant client’s deposits are accounts of savings or current accounts that exceed the 322 UVR (Real Value Units) equivalent to Ps. 78,069 pesos, on which no deposit, withdrawal, transfer or, in general, debit or credit movements have been made during an uninterrupted period of three years. An account may cease to be considered dormant when the owner makes use of it.

The movements of allowance for the years ended December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	194,450	Ps.	222,385	Ps.	171,185
Provision charged to profit or loss		105,942		96,775		99,120
Recovery from other accounts receivable		(32,514)		(40,185)		(35,970)
Charge-offs		(72,120)		(85,880)		(44,536)
Exchange gains in foreign currency		(680)		1,355		32,586
Balance at the end of the year	Ps.	195,078	Ps.	194,450	Ps.	222,385

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 13 – NON-CURRENT ASSETS HELD FOR SALE

The movement of the non-current assets held for sale during the years ended December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	199,475	Ps.	211,247	Ps.	303,721
Additional increases during the year		236,632		93,698		71,848
Assets sold		(130,784)		(104,940)		(207,587)
Charged-offs		-		(5,786)		(7,176)
Impairment		(34,572)		(12,159)		(14,693)
Reclassifications		(5,631)		(24,901)		38,113
Exchange gains in foreign currency		(5,593)		42,316		27,021
Balance at year end balance	Ps.	259,527	Ps.	199,475	Ps.	211,247

Following is the detail of the non-current assets held for sale:

	December 31, 2016		December 31, 2015
Foreclosed assets
Movable property	Ps.	103,569	Ps.	38,173
Residential real estate		36,368		43,815
Other real estate		38,080		45,474
	Ps.	178,017	Ps.	127,462
Assets received from leasing agreements
Machinery and equipment		25,035		3,599
Vehicles		6,320		6,909
Real estate		27,208		-
	Ps.	58,563	Ps.	10,508
Other non-current assets held for sale
Lands		8,396		21,354
Real estate		-		15,712
Other		14,551		24,439
		22,947		61,505
Balance at the end of the year	Ps.	259,527	Ps.	199,475

Following is the detail of the associated liabilities with groups of assets held for sale:

	December 31, 2016		December 31, 2015
Commercial accounts payable	Ps.	13,884	Ps.	7,125
Total	Ps.	13,884	Ps.	7,125

Non-current assets held for sale are primarily assets received through foreclosure from assets pledged as loan collateral. Accordingly, Grupo Aval intention is to sell them immediately, and it has departments, processes and special sales programs for that purpose. Foreclosed assets are either sold for cash or financing for their sale is provided to potential buyers under normal market conditions. These are expected to be sold within a period of 12 months subsequent to their classification as assets held for sale. There are options contracts in place for some of

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

these assets. Note 4.1 on credit risk contains information on assets received through foreclosure and sold during the period. During the years ended on December 31, 2016, 2015 and 2014, there were no changes in plans for the disposal of non-current assets held for sale.

NOTE 14 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The detail of the investments in associates and joint ventures is as follows:

	December 31, 2016		December 31, 2015
Associates	Ps.	865,410	Ps.	645,377
Joint ventures		281,237		282,222
Total	Ps.	1,146,647	Ps.	927,599

The following table shows the balances of each investment in associates and joint ventures as of December 31, 2016 and 2015, Grupo Aval voting right percentage in those entities:

	December 31, 2016			December 31, 2015
	Proportion of ownership interest	Book value		Proportion of ownership interest	Book value
Associates
A.C.H Colombia S.A.	34%	Ps.	10,467	34%	Ps.	9,888
Redeban Multicolor S.A.	20%		18,421	20%		16,822
Credibanco S.A.(*)	25%		192,893	0%		-
Aerocali S.A.	50%		24,971	50%		23,165
Colombiana de Extrusión S.A. Extrucol	25%		11,354	25%		10,294
Concesionaria Tibitoc S.A.	33%		20,209	33%		19,112
Metrex S.A.	14%		2,239	14%		2,324
C.I. Acepalma S.A. (**)	11%		4,367	11%		3,385
Gases del Caribe S.A. E.S.P.	31%		218,432	31%		201,762
Calidda S.A.	40%		354,822	40%		348,141
Antillean Gas, Ltd.	20%		-	20%		968
Complejo Energético del Este SA	17%		-	17%		3,059
Concentra Inteligencia en Energía S.A.S.	24%		557	24%		386
Energía Eficiente S.A.	39%		6,678	39%		6,071
		Ps.	865,410		Ps.	645,377

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	December 31, 2016			December 31, 2015
	Proportion of ownership interest	Book value		Proportion of ownership interest	Book value
Joint ventures related to infrastructure projects
Cfc Sk Eldorado Latam Advisory Company S.A.S. (1)	50%		258	50%		100
Cfc Sk El Dorado Latam Management Company Ltd (1)	50%		2,993	50%		1,726
Cfc Sk El Dorado Latam Capital Partner Ltd (1)	50%		472	50%		161
Cfc Sk El Dorado Latam Fund L.P. (1)	50%		12,395	50%		1,866
Concesionaria Ruta Del Sol S.A.S. (2)	33%		252,474	33%		258,365
Concesionaria Vial Del Pacífico S.A.S.(3)	50%		1,479	50%		1,594
Concesionaria Nueva Vía Al Mar S.A.S.(4)	60%		11,166	60%		9,323
Others			-			9,087
		Ps.	281,237		Ps.	282,222

(*) Since November 30, 2016, Grupo Aval has significant influence on Credibanco. Credibanco’s General Shareholders Meeting agreed to transform the society from a non-profit organization to a Limited Liability Company, which is now accounted for as an associate.

(**) Grupo Aval has significant influence over C.I. Acepalma S.A. due to its participation in the Board of Directors.

Associates and Joint ventures are domiciled in Colombia and Peru.

The main corporate purpose of Grupo Aval´s associates is described as follows:

	Associate	Corporate purpose
1	A.C.H. Colombia S.A.	Financial transactions
2	Redeban Multicolor S.A.	Payment processing
3	Aerocali S.A.	Projects in airport infrastructure
4	Colombiana de Extrusión S.A. - Extrucol	Networks and infrastructure
5	Concesionaria Tibitoc S.A.	Infrastructure projects
6	Metrex S.A.	Manufacture and commercialization of industrial equipment
7	C.I. Acepalma S.A.	Oil palm farming and subproducts
8	Gases del Caribe S.A. E.S.P.	Gas distribution
9	Calidda S.A.	Gas distribution
10	Antillean Gas, Ltd.	Regasification of natural gas
11	Complejo Energético del Este S.A.	Gas distribution
12	Concentra Inteligencia en Energía S.A.S.	Gas distribution
13	Energía Eficiente S.A.	Gas distribution
14	Credibanco S.A.	Payment processing

Below is the detail of the corporate purpose of the material joint ventures in concession agreements:

(1)	Different joint businesses executed by Grupo Aval’s subsidiaries with specific destinations wherein the joint business solely assumes responsibilities of means and not of results, not requiring significant equity resources from Grupo Aval.

(2)	Through Episol S.A.S., a 100% owned subsidiary of Corficolombiana, Grupo Aval owns a non-controlling 33% investment in Concesionaria Ruta del Sol. The controlling owner of Concesionaria Ruta del Sol S.A.S. is Odebrecht S.A. through two subsidiaries which are Norberto Odebrecht Construction Company S.A. and Odebrecht Latinvest S.A.S., a firm that is currently under investigation in multiple jurisdictions in connection with their public confession about the payment of bribes and other malpractices done in multiple countries, Colombia being one of them. After Colombian authorities (Fiscalía General de la Nación) confirmed that the confession was

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

true, and that approximately US$ 11 million in bribes were paid by Odebrecht S.A. between 2009 and 2014, the Government entered into an agreement with Concesionaria Ruta del Sol to early terminate the concession agreement (Contrato de Concesión 001 de 2010). This agreement was signed on February 22nd, 2017 and was further amended on March 27th, 2017. Under this agreement, both parties (the concessionaire in which Corficolombiana holds a minority interest, and the government) agreed to an early termination of the contract and to a liquidation formula and procedure. Based on the liquidation formula included in the agreement and the estimated value of the liquidation, the balance of loans that Concesionaria Ruta del Sol owes to the banks owned by Grupo Aval (Ps. 1.2 billion or US$ 400 million) is expected to be fully recovered between 2017 and 2021. On the other hand, the estimated value of the liquidation suggests that only a portion of the equity investment of Episol in Concesionaria Ruta del Sol will be recovered. As a consequence, 30% of the value of the investment was impaired in December, 2016, equivalent to Ps. 102,000 million. This figure affected Corficolombiana’s net income and impacted the attributable net income of Grupo Aval by Ps. 45,000 million.

(3)	This joint venture agreement is in charge the construction and operation of Project Autopista Conexión Pacífico1 (Contrato VJ-VE-IP-LP-007-2013) between Bolombolo - Camilo C - Primavera - Ancón Sur, connecting Medellín with the Cauca River Valley in Colombia. This concession contract was signed on September 15, 2014 and have an estimated time of construction of 5 years.

Currently the Project is under development of its pre-construction phase comprising the presentation of studies and designs for the future operational Start-up of the road construction.

(4)	This joint agreement has the purpose of constructing a road project in Valle del Cauca, through a concession contract entered into by the joint venture between Episol S.A. and Iridium Colombia Concesiones Viarias S.A.S. and the Colombian Government in January 22, 2015 comprising a construction stage ending in 5 years.

As of December 31, 2016 and 2015 Grupo Aval did not have any contingent assets for income receivable, deriving from a contractual difference with any concession different than a tariff acknowledgement. Neither did it have any contingent liabilities for sanctions or fines imposed by the Government during the performance of concession contracts due to potential contractual breaches.

The movement of investments in associates and joint ventures accounts is shown below for the years ended at December 31, 2016, 2015 and 2014:

Associates

	December 31, 2016		December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	645,377	Ps.	540,082	Ps.	437,127
Acquisitions		16		-		-
Gain in non-monetary transactions (*)		195,514		-		-
Participation in the profit or loss of the period		147,867		121,563		72,555
Participation in Other Comprehensive Income		(17,949)		30,426		54,301
Dividends received		(96,375)		(39,188)		(24,233)
Capitalization reductions		(4,746)
Allowance for Impairment		(4,027)		-		-
Transfers / Reclassification		-		(6,524)		-
Exchange difference		(267)		(982)		332
Year-end balance	Ps.	865,410	Ps.	645,377	Ps.	540,082

(*) Since November 30, 2016, Grupo Aval has significant influence on Credibanco. On August 26, 2016 Credibanco’s General Shareholders Meeting agreed to transform the society from a non-profit organization to a Limited Liability Company, which is now accounted for as an associate.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Joint ventures

	December 31, 2016		December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	282,222	Ps.	177,103	Ps.	127,680
Participation in the period profit or loss		(7,102)		108,835		49,170
Participation in Other Comprehensive Income		(2,112)		1,538		-
Dividends received		-		(6,460)		-
Capitalization		17,282		-		-
Allowance for Impairment		(5,892)		-		-
Transfers / Reclassification		(3,569)		1,206		253
Exchange difference		408		-		-
Year-end balance	Ps.	281,237	Ps.	282,222	Ps.	177,103

The condensed financial information of the associates and joint ventures is as follows:

Associates

December 31, 2016

	Assets		Liabilities		Equity		Income		Expenses		Net income
A.C.H. Colombia S.A.	Ps.	48,243	Ps.	17,282	Ps.	30,961	Ps.	59,991	Ps.	47,275	Ps.	12,716
Redeban Multicolor S.A.		161,093		69,912		91,181		132,626		127,020		5,606
Credibanco S.A.		365,559		212,085		153,474		203,214		184,342		18,872
Aerocali S.A.		146,783		96,841		49,942		130,743		104,850		25,893
Colombiana de Extrusión S.A. Extrucol		59,338		20,148		39,190		79,876		67,585		4,560
Concesionaria Tibitoc S.A.		88,521		27,894		60,627		53,212		37,063		16,149
Metrex S.A.		28,604		16,162		12,442		43,997		41,058		2,939
C.I. Acepalma		211,211		172,455		38,756		652,528		645,524		7,004
Gases del Caribe S.A.		2,197,142		1,460,303		736,838		1,818,142		1,627,786		190,356
Cálidda S.A.		2,230,186		1,343,129		887,057		1,630,979		1,462,514		168,465
Concentra Inteligencia en energía S.A.S		2,092		165		1,927		1,670		1,196		474
Energía Eficiente S.A.		41,643		25,045		16,598		500,311		491,584		8,728
	Ps.	5,580,415	Ps.	3,461,421	Ps.	2,118,993	Ps.	5,307,289	Ps.	4,837,797	Ps.	461,762

December 31, 2015

	Assets		Liabilities		Equity		Income		Expenses		Net income
A.C.H. Colombia S.A.	Ps.	40,143	Ps.	10,736	Ps.	29,407	Ps.	51,039	Ps.	37,099	Ps.	8,668
Redeban Multicolor S.A.		137,129		49,133		87,996		139,048		123,182		8,484
Aerocali S.A.		103,382		57,052		46,330		123,168		101,986		21,182
Colombiana de Extrusión S.A. Extrucol		57,785		18,920		38,865		83,543		78,991		4,552
Concesionaria Tibitoc S.A.		89,676		32,341		57,336		23,000		17,046		5,953
Metrex S.A.		33,162		20,249		12,913		49,554		45,933		3,621
C.I. Acepalma S.A.		193,390		150,747		42,643		583,989		572,002		11,987
Gases del Caribe S.A.		2,030,925		1,283,395		747,529		1,176,513		1,003,084		173,429
Cálidda S.A.		2,314,330		1,443,974		870,356		1,420,166		1,331,308		88,858
Concentra Inteligencia en Energía S.A.S.		1,634		155		1,479		1,581		1,618		(36)
Energía Eficiente S.A.		53,406		36,624		16,782		220,177		212,617		7,560
	Ps.	5,054,962	Ps.	3,103,326	Ps.	1,951,636	Ps.	3,871,778	Ps.	3,524,866	Ps.	334,258

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Joint ventures

December 31, 2016

	Assets		Liabilities		Equity		Income		Expenses		Net income
CFC SK Eldorado Latam Advisory Company S.A.S		1,015		499		516		2,637		2,265		372
Cfc Sk Eldorado Latam Management Company Ltd.		6,026		39		5,987		3,003		381		2,622
Cfc Sk Eldorado Latam Capital Partners, Ltd.		960		15		945		(20)		152		(172)
Cfc Sk Eldorado Latam Fund L.P.		37,545		12,582		24,963		1,953		9,655		(7,702)
Concesionaria Ruta del Sol S.A. (*)		3,653,227		2,578,230		1,074,997		1,499,983		1,207,910		292,073
Concesionaria Vial del Pacífico S.A.S.		246,184		243,221		2,963		61,275		61,506		(231)
Concesionaria Nueva Vía al Mar S.A.S.		122,884		104,274		18,610		27,408		24,337		3,071
	Ps.	4,067,841	Ps.	2,938,860	Ps.	1,128,981	Ps.	1,596,239	Ps.	1,306,206	Ps	290,033

December 31, 2015

	Assets		Liabilities		Equity		Income		Expenses		Net income
CFC SK Eldorado Latam Advisory Company S.A.S		538		339		199		1,330		1,132		197
Cfc Sk Eldorado Latam Management Company Ltd.		3,488		47		3,441		4,062		202		3,860
Cfc Sk Eldorado Latam Capital Partners, Ltd.		116		17		100		(13)		120		(133)
Cfc Sk Eldorado Latam Fund L.P.		787		166		621		-		3,521		(3,521)
Concesionaria Ruta del Sol S.A.		3,113,070		2,330,145		782,925		1,224,050		933,261		290,788
Concesionaria Vial del Pacífico		109,626		106,431		3,195		55,242		54,095		1,147
Concesionaria Nueva Vía al Mar		61,734		46,195		15,539		48,358		46,819		1,539
	Ps.	3,289,359	Ps.	2,483,340	Ps.	806,020	Ps.	1,333,029	Ps.	1,039,150	Ps.	293,877

(*) See Note 14 (2).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 15 – TANGIBLE ASSETS

The movement of carrying value amounts of tangible assets accounts during the periods ended on December 31, 2016, 2015 and 2014 is as follows:

	For own use		Given in operating leases		Investment properties		Biological assets at fair value		Total
Cost
Balance as of January 1, 2014	Ps.	6,088,077	Ps.	20,037	Ps.	319,744	Ps.	201,183	Ps.	6,629,041
Purchases or capitalized expenses		756,355		677		88,665		26,360		872,057
Withdrawals / Sales		(337,632)		(3,603)		(15,485)		(9,812)		(366,532)
Changes in fair value		-		-		1,691		(15,332)		(13,641)
Transfers to non-current assets held for sale		(1,517)		-		(39,839)		-		(41,356)
Adjustments for exchange differences		253,457		-		11,966		-		265,423
Balance as of December 31, 2014	Ps.	6,758,740	Ps.	17,111	Ps.	366,742	Ps.	202,399	Ps.	7,344,992
Purchases or capitalized expenses		919,335		1,119		75,458		35,265		1,031,177
Withdrawals / Sales		(349,056)		(7,739)		(22,945)		(20,374)		(400,114)
Changes in fair value		-		-		104,769		22,922		127,691
Transfers to non-current assets held for sale		15,498		-		14,222		-		29,720
Adjustments for exchange differences		625,076		-		-		-		625,076
Balance as of December 31, 2015		7,969,593		10,491		538,246		240,212		8,758,542
Reclassification of bearer plants balance (*)		188,177		-		-		(188,177)		-
Effects of amendments in accounting policies of bearer plants.		29		-		-		(18,108)		(18,079)
Purchases or capitalized expenses		814,194		362 (1)		71,268		21,432		907,256
Withdrawals / Sales		(367,987)		(3,806)		(61,786)		(20,670)		(454,249)
Changes in fair value		-		-		53,680		14,644		68,324
Transfers to non-current assets held for sale		(18,704)		-		11,319		-		(7,385)
Adjustments for exchange differences		(138,320)		-		-		-		(138,320)
Reclassification		(58,046)		-		(2,539)		(1,331)		(61,916)
Balance as of December 31, 2016		8,388,936		7,047		610,188		48,002		9,054,173

Accumulated Depreciation:

Balance January 1, 2014		(1,157,527)		(3,156)		-		-		(1,160,683)
Depreciation of the year charged against profit or loss		(332,770)		(8,417)		-		-		(341,187)
Withdrawals / Sales		82,774		2,336		-		-		85,110
Transfers to non-current assets held for sale		27,181		-		-		-		27,181
Adjustments for exchange differences		(65,628)		-		-		-		(65,628)
Balance December 31, 2014		(1,445,970)		(9,237)		-		-		(1,455,207)
Depreciation of the year charged against profit or loss		(388,271)		(3,505)		-		-		(391,776)
Withdrawals / Sales		156,830		5,678		-		-		162,508
Transfers to non-current assets held for sale		(364,282)		-		-		-		(364,282)
Adjustments for exchange differences		(194,653)		-		-		-		(194,653)
Balance December 31, 2015		(2,236,346)		(7,064)		-		-		(2,243,410)
IAS 41 Adoption Effect – agriculture		(29)								(29)
Depreciation of the year charged against profit or loss		(454,620)		(1,232)		-		-		(455,852)
Withdrawals / Sales		126,782		3,413		-		-		130,195

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	For own use		Given in operating leases		Investment properties		Biological assets at fair value		Total
Transfers to non-current assets held for sale		10,781		-		-		-		10,781
Adjustments for exchange differences		71,582		-		-		-		71,582
Reclassification		(5,338)		-		-		-		(5,338)
Balance December 31, 2016		(2,487,188)		(4,883)		-		-		(2,492,071)

Impairment losses:

Balance as of January 1, 2014		-		(686)		-		-		(686)
Year impairment charge		(2,726)		360		-		-		(2,366)
Balance as of December 31,		(2,726)		(326)		-		-		(3,052)
Year impairment charge		1,709		259		-		-		1,968
Balance as of December 31, 2015		(1,017)		(67)		-		-		(1,084)
Year impairment charge		(1,482)		(21)		-		-		(1,503)
Balance as of December 31, 2016		(2,499)		(88)		-		-		(2,587)

Tangible Assets, net:

Balance as of December 31, 2014	Ps.	5,310,044	Ps.	7,548	Ps.	366,742	Ps.	202,399	Ps.	5,886,733
Balance as of December 31, 2015	Ps.	5,732,230	Ps.	3,360	Ps.	538,246	Ps.	240,212	Ps.	6,514,048
Balance as of December 31, 2016	Ps.	5,899,249	Ps.	2,076	Ps.	610,188	Ps.	48,002	Ps.	6,559,515

(*) See note 2.15

(1) The total of purchases of investment properties, includes Ps. 14,658 of assets received in total or partial settlement of the payment obligations of debtors.

15.1.	Properties, plant and equipment for own use

Following is the detail of the balance as of December 31, 2016 and 2015, by type of property, plant and equipment for own use:

	Cost		Accumulated depreciation		Impairment loss		Carrying amount
December 31, 2016
Land	Ps.	1,010,753	Ps.	-	Ps.	(1,452)	Ps.	1,009,301
Buildings		2,598,571		(396,015)		(213)		2,202,343
Office equipment and accessories		939,344		(600,743)		(72)		338,529
Information technology equipment		1,555,655		(1,086,475)		-		469,180
Vehicles		130,493		(69,282)		-		61,211
Equipment and machinery		1,352,413		(150,677)		(762)		1,200,974
Silos		8,613		(4,445)		-		4,168
Warehouses		43,457		(24,819)		-		18,638
Advanced payments for the acquisition of plant property and equipment		17,455		-		-		17,455
Improvements in leaseholds properties		307,289		(152,067)		-		155,222
Construction in progress		225,803		-		-		225,803
Bearer plants		199,090		(2,665)		-		196,425
Balance as of December 31, 2016	Ps.	8,388,936	Ps.	(2,487,188)	Ps.	(2,499)	Ps.	5,899,249

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Cost		Accumulated depreciation		Impairment loss		Carrying amount
December 31, 2015
Land	Ps.	968,408	Ps.	-	Ps.	(52)	Ps.	968,356
Buildings		2,544,274		(294,208)		(213)		2,249,853
Office equipment and accessories		916,756		(564,718)		-		352,038
Information technology equipment		1,461,335		(1,013,594)		-		447,741
Vehicles		83,577		(36,849)		-		46,728
Equipment and machinery		1,271,277		(163,819)		(694)		1,106,764
Silos		8,613		(4,359)		(58)		4,196
Warehouses		43,435		(23,905)		-		19,530
Advanced payments for the acquisition of plant property and equipment		24,044		-		-		24,044
Improvements in leaseholds properties		284,081		(134,891)		-		149,190
Construction in progress		363,790		-		-		363,790
Balance as of December 31, 2015	Ps.	7,969,590	Ps.	(2,236,343)	Ps.	(1,017)	Ps.	5,732,230

15.2	Properties, plant and equipment given in operating lease:

Following is the detail of the balance as of December 31, 2016 and 2015, by type of property, plant and equipment given in operating lease:

	Cost		Accumulated impairment		Impairment loss		Carrying amount
December 31, 2016
Equipment, furniture and office equipment	Ps.	264	Ps.	(264)	Ps.	-	Ps.	-
Computing equipment		1,838		(1,799)		(1)		38
Vehicles		3,876		(1,968)		-		1,908
Mobilization equipment and machinery		1,069		(939)		-		130
Balance as of December 31, 2016	Ps.	7,047	Ps.	(4,970)	Ps.	(1)	Ps.	2,076

December 31, 2015
Equipment, furniture and office equipment	Ps.	302	Ps.	(280)	Ps.	(8)	Ps.	14
Computing equipment		4,686		(3,975)		(59)		652
Vehicles		4,284		(1,880)		-		2,404
Mobilization equipment and machinery		1,219		(929)		-		290
Balance as of December 31, 2015	Ps.	10,491	Ps.	(7,064)	Ps.	(67)	Ps.	3,360

Below is a summary of the minimum lease payments to be received in the next years based on assets given in operating lease to December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
Less than a year	Ps.	1,937	Ps.	2,344
More than a year, less than 5		1,170		1,491
Total	Ps.	3,107	Ps.	3,835

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

15.3	Biological assets

Below is the detail of the movement in fair value of biological assets as of December 31, 2016, 2015 and 2014:

	December 31, 2016		December 31, 2015		December 31, 2014

Balance at the beginning of the year	Ps.	240,212	Ps.	202,399	Ps.	201,183
Reclassification of balance from bearer plants (*)		(188,177)		-		-
NIC 41 Adoption– agriculture (*)		(18,108)		-		-
Purchases or capitalized expenses (net)		21,432		35,265		26,360
Withdrawals / Sales (net)		(20,670)		(20,374)		(9,812)
Reclassification inventories		(1,331)		-		-
Changes in fair value		14,644		22,922		(15,332)
Year end balance	Ps.	48,002	Ps.	240,212	Ps.	202,399

(*) See note 2.15

Following is the detail of the biological assets by type of asset:

	December 31, 2016		December 31, 2015
African palm
In production (at fair value)	Ps.	-	Ps.	81,916
In growth (cost)		22,814		2,775
Rubber plantations
In production (at fair value)		-		118,169
In growth (cost)		14,605		27,561
Other at fair value (*)		10,583		9,791
Total	Ps.	48,002	Ps.	240,212

(*)Includes short-term crops, livestock and fish farming.

The aforementioned amounts are not subject to any limitations or restrictions.

During the years ended on December 31, 2016, 2015 and 2014, Grupo Aval recorded in its statement of income and cost and expenses as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
Sales of biological goods	Ps.	39,032	Ps.	46,458	Ps.	35,511
Changes in fair value of biological assets		14,644		22,922		(15,332)
Subtotal		53,676		69,380		20,179
Costs and expenses		(27,067)		(37,045)		(28,247)
Depreciation of bearer plants		(2,665)		-		-
General administration costs and sales		(4,379)		(2,866)		(5,760)
Financial costs		(2,285)		(278)		(3,372)
Subtotal		(36,396)		(40,189)		(37,379)
Total net income	Ps.	17,280	Ps.	29,191	Ps.	(17,200)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

15.4	Investment properties

The following table summarize investment properties as of December 31, 2016 and 2015:

December 31, 2016	Cost		Accumulated adjustments to fair value		Carrying amount
Land	Ps.	328,785	Ps.	66,592	Ps.	395,377
Buildings		186,720		28,091		214,811
Balance as of December 31, 2016	Ps.	515,505	Ps.	94,683	Ps.	610,188

December 31, 2015	Cost		Accumulated adjustments to fair value		Carrying amount
Land	Ps.	344,313	Ps.	30,041	Ps.	374,354
Buildings		140,165		23,727		163,892
Balance as of December 31, 2015	Ps.	484,478	Ps.	53,768	Ps.	538,246

The following table reflects the net rents derived from investments properties recognized in the consolidated statement of income during the years ended on December 31, 2016, 2015 and 2014:

	December 31, 2016		December 31, 2015		December 31, 2014
Income from rents	Ps.	5,183	Ps.	6,986	Ps.	4,751
Direct operating expenses deriving from property investments which create income from rent		(321)		(1,798)		(112)
Direct operating expenses deriving from property investments which do not create income from rent		(1,328)		(762)		(1,013)
Net rents from investment properties	Ps.	3,534	Ps.	4,426	Ps.	3,626

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 16 – CONCESSION ARRANGEMENTS RIGHTS

Under IFRIC 12, the concession arrangements between several of Grupo Aval’s subsidiaries and the Colombian Government for a number of infrastructure projects are classified as financial and intangible assets.

16.1.	Financial assets in concession arrangements

The following table shows the changes in the financial assets in concession arrangements registered for Grupo Aval’s subsidiaries in the years ended at December 31, 2016, 2015 and 2014:

	At fair value		At amortized cost		Total
Balance at January 1, 2014	Ps.	1,565,709	Ps.	184,227	Ps.	1,749,936
Additions or new concession arrangements		-		322,386		322,386
Collections during the year		-		(422,960)		(422,960)
Adjustment to fair value credited to income		172,889		-		172,889
Accrued interest		-		35,684		35,684
Balance at December 31, 2014	Ps.	1,738,598	Ps.	119,337	Ps.	1,857,935
Additions or new concession arrangements		-		369,983		369,983
Collections during the year		-		(400,703)		(400,703)
Adjustment to fair value credited to income		153,094		-		153,094
Changes in accounting estimates (1)		-		(111,432)		(111,432)
Accrued interest		-		65,679		65,679
Balance at December 31, 2015	Ps.	1,891,692	Ps.	42,864	Ps.	1,934,556
Additions or new concession arrangements		-		408,040		408,040
Collections during the year		-		(327,607)		(327,607)
Adjustment to fair value credited to income		180,982		-		180,982
Accrued interest		-		79,944		79,944
Balance at December 31, 2016	Ps.	2,072,674	Ps.	203,241	Ps.	2,275,915

(1)	During 2015, the subsidiaries Estudios, Proyectos e Inversiones de los Andes S.A. and Proyectos de Infraestructura S.A. reassessed the allocation of the fair value of two mixed concession contracts, between the financial asset and the intangible asset that arise from the contract, as a result of clarifications made to the contracts due to requirements for additional work. As a result, it was determined to perform an adjustment to their carrying amount by a reclassification of the amount of Ps. 111,432 from the financial assets at amortized cost included in other accounts receivable, to intangible assets.

16.2.	Intangible assets in concession arrangements

The following table shows the movement in the main concession agreements recognized for Grupo Aval’s subsidiaries under intangible assets during the years ended at December 31, 2016, 2015 and 2014:

	Promigas S.A.		Concesionaria Vial de los Andes S.A.		Proyectos de infraestructura S.A. – PISA		Estudios y proyectos del sol S.A.S – EPISOL		Total
Cost

Balance as of December 31, 2014	Ps.	1,389,660	Ps.	278,295	Ps.	259,382	Ps.	72,391	Ps.	1,999,728
Additions		494,815		147,689		16,902		-		659,406

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Promigas S.A.		Concesionaria Vial de los Andes S.A.		Proyectos de infraestructura S.A. – PISA		Estudios y proyectos del sol S.A.S – EPISOL		Total
Reclassification - Change in estimate		-		128,053		(13,878)		-		114,175
Balance as of December 31, 2015	Ps.	1,884,475	Ps.	554,037	Ps.	262,406	Ps.	72,391	Ps.	2,773,309
Additions		423,553		96,604		11,152		83,205		614,514
Reclassification - Change in estimate		61,902		-		2		1		61,905
Balance as of December 31, 2016	Ps.	2,369,930	Ps.	650,641	Ps.	273,560	Ps.	155,597	Ps.	3,449,728

Accumulated Amortization

Balance as of December 31, 2014	Ps.	(52,735)	Ps.	(93,643)	Ps.	(9,057)	Ps.	(1,556)	Ps.	(156,991)
Amortization of the year		(97,008)		(117,014)		(9,914)		(1,681)		(225,617)
Balance as of December 31, 2015	Ps.	(149,743)	Ps.	(210,657)	Ps.	(18,971)	Ps.	(3,237)	Ps.	(382,608)
Amortization of the year		(101,986)		(148,749)		(9,487)		(1,584)		(261,806)
Balance as of December 31, 2016	Ps.	(251,729)	Ps.	(359,406)	Ps.	(28,458)	Ps.	(4,821)	Ps.	(644,414)

Net balance

Balance as of December 31, 2014	Ps.	1,336,925	Ps.	184,652	Ps.	250,325	Ps.	70,835	Ps.	1,842,737
Cost		1,884,475		554,037		262,406		72,391		2,773,309
Accumulated amortization		(149,743)		(210,657)		(18,971)		(3,237)		(382,608)
Balance as of December 31, 2015	Ps.	1,734,732	Ps.	343,380	Ps.	243,435	Ps.	69,154	Ps.	2,390,701
Cost		2,369,930		650,641		273,560		155,597		3,449,728
Accumulated amortization		(251,729)		(359,406)		(28,458)		(4,821)		(644,414)
Balance as of December 31, 2016	Ps.	2,118,201	Ps.	291,235	Ps.	245,102	Ps.	150,776	Ps.	2,805,314

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The following is the activity of income and costs incurred in the construction stage on concession arrangements:

	Promigas S.A. and subsidiaries		Concesionaria Vial de los Andes S.A.		Proyectos de Infraestructura S.A.		Estudios y proyectos del sol S.A.S. Episol		Total
Accumulated income capitalized as intangible or financial assets, recorded in the income statement
Balance at January 1, 2014	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Construction income during the year		91,809		394,153		-		10,385		496,347
Accumulated financial income during the year		-		34,011		-		1,674		35,685
Balance at December 31, 2014	Ps.	91,809	Ps.	428,164	Ps.	-	Ps.	12,059	Ps.	532,032
Construction income during the year		39,259		480,901		13,874		52,797		586,831
Accumulated financial income during the year		35,863		63,562		-		1,222		100,647
Balance at December 31, 2015	Ps.	75,122	Ps.	544,463	Ps.	13,874	Ps.	54,019	Ps.	687,478
Construction income during the year		583,018		334,761		77,466		209,625		1,204,870
Accumulated financial income during the year		180,983		68,237		-		11,708		260,894
Balance at December 31, 2016	Ps.	763,971	Ps.	402,998	Ps.	77,466	Ps.	221,333	Ps.	1,465,768

Accumulated costs incurred in the concession, recorded in the Income statement
Balance at January 1, 2014	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Construction costs incurred during the year		91,809		394,153		-		10,676		496,638
Financial costs incurred during the year		-		-		-		8,061		8,061
Balance at December 31, 2014	Ps.	91,809	Ps.	394,153	Ps.	-	Ps.	18,737	Ps.	504,699
Construction costs incurred during the year		39,259		480,901		13,874		45,112		579,146
Financial costs incurred during the year		35,863		18,814		-		7,676		62,353
Balance at December 31, 2015	Ps.	75,122	Ps.	499,715	Ps.	13,874	Ps.	52,788	Ps.	641,499
Construction costs incurred during the year		583,018		334,761		77,466		155,409		1,150,654
Financial costs incurred during the year		2,398		37,794		-		14,490		54,682
Balance at December 31, 2016	Ps.	585,416	Ps.	372,555	Ps.	77,466	Ps.	169,899	Ps.	1,205,336

PROMIGAS S.A. and Subsidiaries

Promigas and its subsidiaries have executed several concession agreements with entities of the Colombian Government for the construction, operation and maintenance of gas pipelines in Colombia, entered into during the years 1996 to 2010, which are currently in operational stage. For the construction service, Promigas and its subsidiaries receive rates fixed by the Colombian government for gas transportation in periods between 30 and 50 years and whose contracts comprise the unconditional transfer of the concession gas, at the end of the contract, to Colombian Government entities for their fair value, or otherwise, obtaining successive extensions for 20 additional years, but in any case, always at the end of the each extension period the gas pipelines subject matter of the concession are transferred to the Colombian Government at their fair value.

Due to the foregoing, for purposes of IFRS Interpretations Committee (IFRIC) 12, the aforementioned contracts have been classified as mixed contracts: as intangible assets in the part corresponding to the remuneration for the gas transportation rates and as a financial asset in the part corresponding to the unconditional right at the end of the contract to transfer the assets subject matter of the concession to the Colombian Government, at their fair value.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Concesionaria Vial de los Andes S.A. (“Coviandes”)

Coviandes has a concession contract with the Colombian Government to carry on the studies, final designs, rehabilitation and construction works, operation and maintenance of the road denominated Sector Bogotá -Puente Real and maintenance and operation of Sector Puente Real to Villavicencio in Colombia. Coviandes began the concession contract No. 444 on August 2, 1994 with the National Road Institute (INVIAS, for its Spanish acronym Instituto Nacional de Vías), which has been modified by acts signed by the participants and the addition No. 1 dated January 22, 2010. On December 29, 2003, INVIAS ceded the forementioned contract to the National Infraestructure Agency (ANI, for its Spanish acronym Agencia Nacional de Infraestructura) through the other No. 43 and the addition No. 1 to said contract. The term for the execution of the missing designs and the works object of addition No. 1 is eight years counted from the act of initiation of the construction stage and complying whit the schedule defined in addition No. 1 and are expected to culminate in 2017. For purposes of IFRIC 12 the concession contract has been deemed as a mixed contract including a financial asset for minimum payments guaranteed by the Colombian Government recognized at amortized cost and an intangible asset for the amount collected through tolls.

As of December 31, 2016 the subsidiary has satisfactorily complied with the terms of the agreement. It is expected that the amount registered in books as intangible assets will be totally recoverable with future revenues.

Proyecto de Infraestructura S.A. (“PISA”)

Pisa has a concession agreement entered into with the Valle del Cauca department, Colombia, executed on December 30, 1993 during a term of fifteen (15) years and subsequently extended for 20 years in 1996, for the construction and maintenance of a new road, improvement and maintenance of the existing lane of the road Buga - Tulua - La Paila in Colombia. For purposes of IFRIC 12 the concession contract has been deemed as an intangible asset. As of December 31, 2016 the subsidiary has satisfactorily complied with the terms of the agreement. It is expected that the amount registered in books will be totally recoverable with the revenues of future tolls.

Concesiones CCFC S.A. is a subsidiary of PISA, which is executing a concession contract entered into with the National Road Institute (INVIAS, for its Spanish acronym Instituto Nacional de Vías) on June 30, 1995, whose purpose is to develop, under the concession system, the studies and final designs, rehabilitation and construction works, operation and maintenance of the road Bogotá (Fontibon) – Facatativa – Los Alpes, in the Department of Cundinamarca, Colombia, expiring on march 2024. For purposes of IFRIC 12 the concession contract has been deemed as an intangible asset. As of December 31, 2016 the subsidiaries have satisfactorily complied with the terms of the agreement and based on impairment assessments carried out, it is expected that the amount registered in books will be totally recoverable with the revenues from future tolls.

Estudios y proyectos del sol S.A.S. Episol

Concesionaria Panamericana S.A.S., in the normal course of the business the company has executed a concession contract with the Department of Cundinamarca, Colombia on December 16, 1997, where in the Concessionaire binds itself to perform under the Concession system, the studies, final designs, rehabilitation and construction works, operation and maintenance of the project Road Corridor of Central West Cundinamarca (“Corredor Vial del Centro Occidente de Cundinamarca”) in Colombia.

For purposes of IFRIC 12 the concession contract has been classified as an intangible asset. As of December 31, 2016 the subsidiary has satisfactorily complied with the terms of the agreement and based on impairment assessments carried out, it is expected that the amount registered in books will be totally recoverable with future revenues.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Concesionaria Vial Andina S.A.S. COVIANDINA S.A.S., in development of its object has a concession contract No 005 of June 9, 2015 under the scheme of private partnership of the private initiative in the terminals of law 1508 of 2012, has the purpose of granting a concession. In accordance with the provisions of this contract, the Concessionaire, at its own risk, carries out studies and designs, financing, construction, operation, maintenance, social, property and environmental management of a new road between Chirajara and Intersection Founders, maintenance and operation of the entire Bogota - Villavicencio corridor.

NOTE 17 – GOODWILL

Following is the movement of goodwill account during the years ended December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015

Balance at the beginning of the year	Ps.	7,055,975	Ps.	5,867,232
Additions / Purchases (*)		2,805		-
Foreign exchange adjustment		(233,845)		1,188,743
Balance at the end of the year	Ps.	6,824,935	Ps.	7,055,975

(*) Credomatic International Corporation a subsidiary of Leasing Bogotá Panamá acquired 100% of the outstanding shares issued by COINCA Corporation Inc (COINCA) and Medios de Pago MP S.A. located in Costa Rica. The business acquisition generated Goodwill of Ps. 2,805 which was recorded by Grupo Aval in the first quarter of 2016.

The following is the detail of goodwill assigned by cash generating units (CGU) representing the lowest identifiable level within Grupo Aval and monitored by management, in addition those are not greater than the identified business’ segments:

December 31, 2016
CGU	Goodwill carrying amount		CGU Book Value		CGU Recoverable amount		Excess
Leasing Bogotá Panamá	Ps.	4,714,617	Ps.	10,428,240	Ps.	14,362,910	Ps.	3,934,670
Inside Banco de Bogotá S.A. (Megabanco)		465,905		5,579,593		9,976,659		4,397,066
Promigas S.A. and Subsidiaries		169,687		2,785,270		7,089,387		4,304,117
Concesionaria Panamericana S.A.S.		119,916		35,585		370,248		334,663
Hoteles Estelar S.A.		6,661		90,794		97,956		7,162
Inside Banco de Occidente S.A. (Banco Unión y Aliadas)		22,724		41,935		454,906		412,971
Banco Popular S.A.		358,401		2,624,196		3,541,307		917,111
Banco de Bogotá S.A.		301,222		10,331,548		13,708,171		3,376,623
Banco de Occidente S.A.		127,571		3,089,717		4,168,844		1,079,127
Pensiones y Cesantías Porvenir S.A.		538,231		2,433,816		9,187,043		6,753,227
		6,824,935

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

December 31, 2015
CGU	Goodwill carrying amount		CGU Book Value		CGU Recoverable amount		Excess
Leasing Bogotá Panamá	Ps.	4,945,657	Ps.	10,035,197	Ps.	15,190,545	Ps.	5,155,348
Inside Banco de Bogotá S.A. (Megabanco)		465,905		5,502,572		9,479,653		3,977,081
Promigas S.A. and Subsidiaries		169,687		2,850,171		6,596,642		3,746,471
Consecionaria Panamericana S.A.S.		119,916		33,785		191,645		157,860
Hoteles Estelar S.A.		6,661		47,747		56,342		8,595
Inside Banco de Occidente S.A. (Banco Union y Aliadas)		22,724		41,935		457,455		415,520
Banco Popular S.A.		358,401		2,288,327		3,577,290		1,288,963
Banco de Bogotá S.A.		301,222		10,837,872		13,548,774		2,710,902
Banco de Occidente S.A.		127,571		3,049,161		4,303,771		1,254,610
Pensiones y Cesantías Porvenir S.A.		538,231		2,123,705		7,705,649		5,581,944
		7,055,975

The excess (impairment) is calculated by the difference between the CGU recoverable amounts as explained below of the most significant goodwill’s recorded in Grupo Aval representing more than Ps. 200,000.

The recoverable amount of each cash generating unit was determined based on market values of banks, listed in stock exchanges and a recoverable amount is determined by a study for those not listed in stock exchanges. Such calculations used cash flow projections approved by management, covering periods from 5 to 20 years. Cash flows subsequent to these periods were extrapolated using estimated growth rates for such flows, not exceeding the average of the economic sector where the cash generating unit operates.

Below is explanation of the most significant Goodwill carrying amounts, representing more than 80% of the Goodwill balance detailed above, originated in the business acquisitions of Leasing Bogotá Panamá, CGU of Banco de Bogotá (Megabanco), Porvenir, Banco de Bogotá and Banco Popular:

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

With the acquisition of BAC COM, through LBP, BAC's corporate structure now is controlled by Banco de Bogotá S.A., which is controlled, in turn, by Grupo Aval. Goodwill was generated and recognized as a result of that operation. Banco de Bogotá was authorized by Superintendency of Finance to make this acquisition, through its subsidiary Leasing Bogotá Panamá, as indicated in Official Notice 2010073017- 048 dated December 3, 2010.

Afterwards, ninety-eight point ninety-two percent (98.92%) of the shares of Banco Bilbao Vizcaya Argentaria S.A. Panamá (BBVA Panamá, now BAC de Panamá) were acquired by Banco de Bogotá, through its subsidiary Leasing Bogotá Panamá, under authorization from Superintendency of Finance, as per Official Notice 2013072962-052 dated December 12, 2013.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Finally, one hundred percent (100.00%) of the shares of Banco Reformador de Guatemala and of Transcom Bank Limited in Barbados were acquired, and both banks were stated as Grupo Financiero Reformador de Guatemala. The Superintendency of Finance authorized Banco de Bogotá to acquire these banks, through its subsidiaries Credomatic International Corporation and BAC Credomatic Inc., as per Official Notice 2013068082-062 dated December 3, 2013.

Until December 31, 2015, an independent impairment test was performed individually for the goodwill generated through these acquisitions (BAC COM, BBVA Panamá, Reformer and Transcom). Starting January 1, 2016 and after multiple mergers, for the purpose of assessing impairment of the goodwills generated, Banco de Bogotá started a general impairment test at that level.

The latest valuation update for the groups of cash generating units to which this goodwill was allocated was done by an external adviser in January 2017, based on the financial statements of BAC Credomatic at November 30, 2016. The conclusion was that there are no situations that imply a possible impairment, given that the recoverable amount for Ps. 14,362,910 exceeds the book value for Ps. 10,428,240 of the groups of cash generating units that have goodwill allocated.

The following table shows the averages of the primary premises used in the reports on impairment of the cash-generating units with allocated goodwill, based on the impairment assessments done on the indicated dates.

December 31, 2016
	2017	2018	2019	2020	2021
Lending rate on the loan portfolio and investments	10.8%	10.8%	10.8%	10.8%	10.9%
Borrowing rate	3.0%	3.0%	3.0%	3.0%	3.0%
Growth in income from commissions	3.9%	5.6%	6.6%	5.7%	6.5%
Growth in expenses	5.8%	7.4%	7.1%	6.8%	6.2%
Discount rate after taxes	13.2%
Growth rate after ten years	3.0%

December 31, 2015
	2016	2017	2018	2019	2020
Lending rate on the loan portfolio and investments	14.4%	14.6%	14.8%	15.0%	15.1%
Borrowing rate	3.4%	3.5%	3.6%	3.6%	3.7%
Growth in income from commissions	15.1%	14.0%	12.0%	10.5%	8.1%
Growth in expenses	9.8%	11.9%	10.0%	8.2%	6.4%
Discount rate after taxes	12.5%
Growth rate after ten years	3.5%

A 10-year projection was made to evaluate goodwill impairment, considering the business will have matured and the flow of funds will have stabilized once this period has elapsed. In turn, macroeconomic assumptions as well as those for BAC Credomatic’s business in each of the countries where it operates were used for the projection, so as to reflect the reality that each market provides to the CGUs as a whole. The averages of the main premises used are listed in the foregoing tables, including the variables for all the countries where BAC Credomatic operates. The following is description of that process.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

•	Growth in commissions was projected considering the increase in the commercial loan portfolios, as well as more competitive markets over the projected timeline. For this reason, BAC Credomatic is expected to reduce this revenue gradually, so as to improve its competitiveness in the market and the cost of its services in all the countries where it operates, with the exception of Mexico. In the case of Mexico, the operation is solely a credit card business and the account only includes revenue derived from this particular portfolio. Therefore, its projection contemplates growth based on higher billing associated with the credit card portfolio.

•	Although the functional or reporting currency of the business is that of each country in the region where BAC subsidiaries operate, the future flows of funds have been converted into nominal U.S. dollars in each projected period, discounted at a nominal rate in U.S. dollars, net of income tax, estimated as "Ke". A discount rate in U.S. dollars is used, given that a consistent discount rate in the respective local currencies cannot be estimated because of the lack of necessary data.

•	The discount rate has been estimated in light of the risk profile of each of the markets where BAC operates.

•	To estimate the terminal value, the normalized flow of funds, adjusted according to expectations for its growth, was projected in perpetuity. This projection does not exceed the average long-term rate of growth for the economies in each of the countries where BAC operates. Consequently, an annual growth rate of 3% was estimated for the long term.

•	The discount rate after taxes used to discount the dividend flows reflects the specific risks relative to the CGU and the markets where BAC Credomatic operates, as mentioned earlier. Had the estimated 13.2% discount rate been 0.5% higher than the estimated rate; that is, 13.7%, it would not have been necessary to reduce the book value of goodwill, since the vale-in-use of the cash-generating units to which the goodwill was allocated would be Ps. 13,514,221, still exceeding book value as of December 31, 2016 which corresponds to Ps. 10,428,240.

Cash-generating units inside Banco de Bogotá

Goodwill was generated in 2006 with the acquisition of 94.99% of the shares of Banco de Crédito y Desarrollo Social – MEGABANCO S.A. and later merged with Banco de Bogotá. This operation was authorized by the Office of the Superintendent of Finance of Colombia in Resolution No. 917 dated June 2, 2006.

That goodwill was allocated to the groups of cash-generating units inside Banco de Bogotá involved in the following lines of business:

	Share (%)	Value

Commercial	32.7%	152,539
Consumer	30.8%	143,287
Payroll installment loans	27.0%	125,934
Vehicles	6.7%	31,304
Microcredit	2.8%	12,841
Total	100.0%	465,905

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser. This valuation was conducted on January 2017 and is based on Banco de Bogotá´s financial statements at November 30, 2016. Due to the merger of Banco de Bogotá with the acquired company, no triggering events was detected. The recoverable value exceeds the book value as of December 31, 2016 by Ps. 5,579,593.

The following table shows the main premises used in the latest impairment tests of the groups of cash-generating units with allocated goodwill. These were performed in December 2016 and December 2015

December 31, 2016
	2017	2018	2019	2020	2021
Lending rate on the loan portfolio and investments	10.5%	10.0%	9.6%	9.2%	9.0%
Borrowing rate	4.7%	4.1%	3.7%	3.2%	3.2%
Growth in income from commissions	17.2%	21.3%	12.2%	12.2%	15.6%
Growth in expenses	7.0%	10.8%	10.8%	11.0%	12.7%
Inflation	4.1%	3.0%	3.1%	3.0%	3.0%
Discount rate after taxes	15.7%
Growth rate after ten years	3.0%

December 31, 2015
	2016	2017	2018	2019	2020
Lending rate on the loan portfolio and investments	10.7%	10.7%	11.0%	11.2%	11.2%
Borrowing rate	4.1%	3.8%	3.7%	3.6%	3.6%
Growth in income from commissions	26.7%	25.0%	12.3%	12.4%	15.1%
Growth in expenses	32.6%	12.7%	15.0%	16.9%	15.4%
Inflation	5.0%	3.6%	3.0%	3.0%	3.0%
Discount rate after taxes	13.9%
Growth rate after ten years	3.0%

A 10-year projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables.

The following is a description of that process.

-	The lending rates on loans and investments were projected based on the Group past earnings and the projected DTF rate.

-	The borrowing rates were projected based on the Group historical earnings and the influence the DTF could have on these rates.

-	Estimated growth in commissions and expenses is based on the growth in loans and other operations estimated by the company.

-	The rate of inflation used in the projections is based on reports from outside sources, such as the International Monetary Fund, and on documents from experts, such as the projections in Latin focus and others,

-	The growth rate used for the terminal value was 3.0%, which is the rate used in the most recent studies.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the 15.7% estimated discount rate had been 0.5% higher than the rate estimated in the independent studies, the book value of goodwill would not have to be reduced, since the fair value of the groups of cash-generating units with this sensitivity would be Ps. 9,467,010, which is well above the book value of Ps. 5,579,593 as of December 31, 2016.

•	Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

After the acquisition, Porvenir absorbed AFP Horizonte Pensiones y Cesantías S.A. and the goodwill in question was allocated to the groups of cash-generating units that together make up Porvenir later that same year.

The latest valuation update of the groups of cash-generating units that comprise Porvenir was done by an external adviser based on Porvenir’s financial statements at December 31, 2016, no triggering events were detected, given that the recoverable value exceeds book value as of December 31, 2016 Ps. 2,433,816.

The following are the main premises used in the impairment test reports taken as the basis for impairment testing on the dates listed:

December 31, 2016
	2017	2018	2019	2020	2021
Interest rate on investments	6.5%	5.9%	6.2%	6.2%	6.2%
Borrowing rate	6.3%	6.3%	6.3%	6.3%	6.3%
Growth in income from commissions	6.9%	12.7%	7.2%	7.1%	6.9%
Growth in expenses	3.5%	13.2%	5.3%	6.5%	5.9%
Inflation	3.7%	3.0%	3.1%	3.0%	3.0%
Discount interest rate after taxes	12.9%
Growth rate after five years	4.0%

December 31, 2015
	2016	2017	2018	2019	2020
Lending interest rate on investments	5.4%	5.4%	5.4%	5.6%	5.7%
Borrowing rate	6.1%	5.9%	5.9%	5.9%	5.9%
Growth in income from commissions	6.6%	7.9%	7.1%	7.0%	6.9%
Growth in expenses	(3.0)%	7.4%	5.1%	6.2%	5.6%
Inflation	5.0%	3.4%	3.0%	3.0%	3.0%
Discount interest rate after taxes	13.5%
Growth rate after five years	4.0%

A 20-year projection was made to estimate goodwill based on macroeconomic assumptions and those related to the business of AFP Horizonte Pensiones y Cesantías, as indicated in the foregoing tables. The following is a description of that process.

•	Rates investments and borrowing rates were projected using historical data on the business.
•	The estimated increases in commissions and expenses are based on business growth and other transactions estimated by the Group.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

•	The inflation rate used in the projections was taken from several domestic and international sources, such as the International Monetary Fund and the Central Bank of Colombia
•	Finally, the growth rate used for the terminal value was 4.0%, which is the rate used in the most recent studies.

The discount interest rate after taxes that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate of 12.9% had been 0.5% higher than the estimated rate in the valuation done by outside experts, there would be no need to reduce the book value of goodwill. Since the fair value of the groups of cash-generating units to which the goodwill was allocated would be Ps. 8,604,140 and exceeds their book value of Ps. 2,433,816.

Banco de Bogotá and Banco Popular

The recoverable amount of cash-generating units was determined based on the market values since these Banks are public. At December 31, 2016 and 2015 the value of shares in stock market from these Banks was as follows:

	Number of shares	Stock-market value in Colombian pesos	Market value	Carrying amount including goodwill	Excess (impairment)
December 31, 2016
Banco Bogotá	227,710,487	60,200	13,708,171	10,331,548	3,376,623
Banco Popular	7,241,936,738	489	3,541,307	2,624,196	917,111

December 31, 2015
Banco Bogotá	227,710,487	59,500	13,548,774	10,837,872	2,710,903
Banco Popular	7,241,476,738	494	3,577,290	2,288,327	1,288,963

As a result of the stock-market values of these entities, we concluded was not necessary to create any provision for impairment corresponding to goodwill at December 31, 2016 or 2015.

NOTE 18 – OTHER INTANGIBLE ASSETS

Below is the detail of the balances of other intangible assets as of December 31, 2016 and 2015

December 31, 2016

	Cost		Accumulated amortization		Impairment loss		Amount in books

Software and information technology applications purchased	Ps.	649,053	Ps.	(208,485)	Ps.	-	Ps.	440,568
Other intangibles assets		404,799		(110,324)		-		294,475
Balance as of December 31, 2016	Ps.	1,053,852	Ps.	(318,809)	Ps.	-	Ps.	735,043

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

December 31, 2015

	Cost		Accumulated amortization		Impairment loss		Amount in books

Software and information technology applications purchased	Ps.	643,782	Ps.	(212,620)	Ps.	-	Ps.	431,162
Other intangibles assets		226,408		(44,678)		-		181,730
Balance as of December 31, 2015	Ps.	870,190	Ps.	(257,298)	Ps.	-	Ps.	612,892

NOTE 19 – INCOME TAX

19.1.	Expense components for income tax:

The expense for income tax for the years ended on December 31, 2016, 2015 and 2014 are comprised by the following:

	December 31, 2016		December 31, 2015		December 31, 2014
Current period income tax	Ps.	1,264,066	Ps.	1,190,949	Ps.	1,224,812
CREE tax		295,324		356,475		422,838
CREE surcharge		193,425		200,965		-
Subtotal current period taxes		1,752,815		1,748,389		1,647,650
Previous period adjustments		(13,440)		(19,282)		(25,131)
Adjustment due to uncertain tax positions in previous periods		(31,067)		3,542		(10,312)
Deferred taxes		348,601		146,321		196,091
Total	Ps.	2,056,909	Ps.	1,878,970	Ps.	1,808,298

19.2	Reconciliation of the nominal tax rate and the effective tax rate:

The following are the current basic tax rules over income tax:

In Colombia

Colombian regulation for income tax and related taxes applicable for 2014, 2015 and 2016 include the following:

•	Taxable income will be subject to an income tax rate of 25% and an additional corporate income tax rate denominated CREE at 9% and a further surcharge of 5% for 2015 and 6% for 2016 for a total income tax rate of 34% in 2014, 39% in 2015 and 40% in 2016.

•	Non ordinary income on the sale or disposal of non-current assets held for more than two years is taxed at 10%.

•	The taxable income for income tax and CREE may not be less than 3% of each of our tax-declaring companies’ net equity at the end of the preceding year. When the taxable income is less than such percentage, the difference, known as “presumptive income”, is deductible from taxable income over a period of five years.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

•	Tax losses incurred since 2007, fiscally adjusted for inflation, may be offset with future taxable income at any time, for both income tax and CREE.

•	Corporate income tax returns filed up to December 31, 2016 are protected by statute of limitations by the tax authorities two years after the date of filing, unless the Group offset loss carry forwards, in which case the return is protected by statute of limitations five years after the date of filing.

In December 2016 Colombia Congress issued a new tax reform (Law 1819), which amongst other things, contains the following regulations over income taxes for 2017 and subsequent years:

•	Taxable income will be subject to a corporate tax rate of 34% in 2017; and at 33% in 2018 and subsequent years. Plus and additional tax surcharge of 6% in 2017 and 4% in 2018 for those companies with taxable incomes exceeding Ps. 800.

•	Corporate income tax returns are protected by the statute of limitations by tax authorities three years after the filing date, however if the Group’s tax return is offset with loss carry forward, this term is six years.

•	Loss carry forwards incurred prior to 2017 continue to be deductible on the same terms that applied for 2016, but they may not be fiscally adjusted by inflation. Loss carry forwards incurred from 2017 and on may be offset against company taxable income over the next twelve years.

•	Non ordinary income on the sale or disposal of non-current assets held for more than two years continue taxed at the rate of 10%.

•	The taxable income of the companies may not be lower than 3.5% of fiscal equity at the end of the preceding year; and, as before, if the taxable income is lower than that base, the difference may be deducted from taxable income within five years of its occurrence, as “excess of presumptive income”.

In other countries

Given that our subsidiary Leasing Bogotá Panamá has an international license it is subject to an income tax rate of 0%. The subsidiaries in Guatemala are taxed at a rate of 25%; the subsidiaries in El Salvador, Honduras, Costa Rica, and Mexico are taxed at a rate of 30% and the subsidiaries with a local license in Panamá are taxed at a rate of 25%.

Below is the detailed reconciliation between total expected income tax expenses of Grupo Aval calculated at the applicable enacted tax rate of 40% and effective income tax rate recognized in the statement of income for the years ended on December 31, 2016, 2015 and 2014:

	Years ended on:
	December 31, 2016		December 31, 2015		December 31, 2014
Profit before income tax	Ps.	5,573,845	Ps.	5,224,656	Ps.	4,805,779
Enacted tax rate in Colombia		40%		39%		34%
Theoretical income tax expense		2,229,538		2,037,616		1,633,965
Non deductible expenses		339,803		298,773		329,943
Tax losses considered non recoverable for income tax purpose		140,904		-		-
Presumptive income considered non recoverable for income tax purpose		45,385		28,954		(1,709)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Years ended on:
	December 31, 2016		December 31, 2015		December 31, 2014
Wealth tax and equity tax		107,051		118,245		30,994
Nontaxable dividends		(15,655)		(47,883)		(33,505)
Nontaxable income under equity method in associates		(56,306)		(91,572)		(20,678)
Profit (loss) in sales or appraisal of investment		(71,669)		(7,697)		(2,255)
Nontaxable Interest income		(150,714)		(61,561)		(59,452)
Other nontaxable income		(83,742)		(75,171)		(54,120)
Revenues taxable by different tax rate		(14,983)		(5,602)		104
Expenses deductibles at different tax rate		(4,679)		6,971		3,445
Tax benefits in the acquisition of property and equipment		(66,245)		(67,574)		(31,952)
Profits ( losses) Subsidiary in tax free countries or with different tax rate		(143,109)		(66,729)		15,239
Benefit from changes in tax rates		(96,232)		(71,962)		(31,501)
Expenses considered non recoverable for deferred income tax purposes		1,465		11,598		-
Prior period adjustments		(13,440)		(44,581)		4,264
Adjustments due to uncertain tax positions in prior periods		(31,067)		28,374		(8,504)
Other concepts		(59,396)		(111,229)		34,020
Total tax expense of the year	Ps.	2,056,909	Ps.	1,878,970	Ps.	1,808,298
Effective income tax rate		36.90%		35.96%		37.63%

19.3	Tax losses and excess of presumptive income:

As of December 31, 2016, and 2015, following table shows the detail of the tax loss carry forward in excess of minimum presumptive income of the entities of Grupo Aval over which deferred income tax assets have not been recognized.

	December 31, 2016		December 31, 2015
Tax losses expiring on:

December 31, 2017		-		1,772
December 31, 2018		-		169
December 31, 2019		-		243
Without expiration date		397,869		78,292
Subtotal		397,869		80,476

Surplus of presumptive income expiring on:
December 31, 2016		-		1,070
December 31, 2017		4,508		1,622
December 31, 2018		43,307		7,141
December 31, 2019		83,871		77,056
December 31, 2020		54,150		44,252
December 31, 2021		49,600		-
Subtotal		235,436		131,141
Total	Ps.	633,305	Ps.	211,617

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

19.4	Deferred taxes related to subsidiaries, associates and joint ventures:

In accordance with IFRS 12, Grupo Aval did not account for deferred tax liabilities arising from temporary differences on investments in subsidiaries, associates or joint ventures given that: i) the Group has control over its subsidiaries and, therefore, it has the ability to decide on the reversion of such temporary differences; and ii) the Group does not have the intention of their realization in the medium term. As such, it is highly likely these temporary differences will not reverse in the near future. AS of December 31, 2016 and 2015 the Group did not account for deferred tax liabilities related with the temporary differences on investments for an amount of Ps. 17,073,013 and Ps. 16,714,818 respectively.

19.5	Deferred taxes by type of temporary difference:

The differences between the carrying value of the assets and liabilities and their tax bases give rise to the following temporary differences which result in deferred income taxes, calculated and recorded in the years ended on December 31, 2016, 2015 and 2014, based on current tax regulations as references for the years wherein such temporary differences will be reverted:

Year ended on December 31, 2016

	Balance as of December 31, 2015	Credited (charged) to profit or loss	Credited (charged) to OCI	Reclassifications	Balance as of December 31, 2016
Deferred tax assets
Debt securities at fair value	290,465	(5,459)	(212,090)	(10,289)	62,627
Equity securities at fair value	323	(26,416)	27,676	-	1,583
Derivative instruments	518,992	(223,831)	(165,894)	(50,527)	78,740
Accounts receivable	7,852	8,426	-	-	16,278
Differences between the accounting and tax bases of loans and receivables	5,652	362	-	-	6,014
Allowance for impairment on loans and receivables	96,054	9,679	-	(160)	105,573
Allowance for other accounts receivable	18,119	(11,900)	-	-	6,219
Financial assets in concession contracts	12,096	13,741	-	-	25,837
Differences between accounting and tax basis of foreclosed assets	13,326	(8,480)	-	-	4,846
Differences between accounting and tax basis of the cost in property, plant and equipment	58,505	237,739	-	25	296,269
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment	5,415	284	-	-	5,699
Biological assets	369	(268)	-	-	101
Differences between accounting and tax basis of deferred charges and of intangible assets	77,055	37,167	-	(405)	113,817
Tax losses carry forward	527,153	(140,623)	-	(675)	385,855
Surplus of presumptive income	166,116	(146,636)	-	-	19,480
Provisions	146,578	60,716	5,706	(305)	212,695
Employee benefits	101,224	(5,718)	8,677	423	104,606
Goodwill	6,947	(6,947)	-	-	-
Deferred income	35,857	77,523	-	-	113,380
Lease agreements	8,414	746	-	-	9.160
Other	174,966	(107,102)	-	1,158	69,022
Subtotal	2,271,478	(236,997)	(335,925)	(60,755)	1,637,801

Differed tax liabilities
Debt securities at fair value	(19,943)	44,338	(51,673)	-	(27,278)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Balance as of December 31, 2015	Credited (charged) to profit or loss	Credited (charged) to OCI	Reclassifications	Balance as of December 31, 2016
Equity securities at fair value	(104,317)	(9,072)	13,059	(154)	(100,484)
Derivative instruments	(333,317)	240,468	(21,586)	46,461	(67,974)
Accounts receivable	-	(260,621)	-	-	(260,621)
Differences between the accounting and tax bases of loans and receivables	(238,492)	(30,255)	-	-	(268,747)
Allowance for impairment on loans and receivables	(227,336)	(48,449)	-	-	(275,785)
Differences between accounting and tax basis of foreclosed assets	(83,774)	36,991	-	-	(46,783)
Provision for foreclosed assets	(15,198)	(22,600)	-	-	(37,798)
Differences between the accounting and tax base for property plant and equipment costs	(355,478)	(44,865)	-	163	(400,180)
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment	(227,591)	18,114	-	(72)	(209,549)
Differences between accounting and tax basis of deferred charges and of intangible assets	(60,003)	(595)	-	-	(60,598)
Unrealized profits of foreign subsidiaries	(38,209)	16,180	-	-	(22,029)
Provisions	(1,961)	1,490	-	-	(471)
Goodwill	(42,822)	(43,214)	-	-	(86,036)
Other	(152,824)	85,669	-	1,755	(65,400)
Deferred Income	(26,940)	(7,673)	-	-	(34,613)
Financial assets in concession arrangements	(627,666)	(90,830)	-	-	(718,496)
Biological assets	(17,578)	3,320	-	7,452	(6,806)
Subtotal	(2,573,449)	(111,604)	(60,200)	55,605	(2,689,648)
Net	(301,971)	(348,601)	(396,125)	(5,150)	(1,051,847)

Year ended on December 31, 2015

	Balance as of December 31, 2014	Credited (charged) to profit or loss	Credited (charged) to OCI	Reclassifications	Balance as of December 31, 2015
Deferred tax assets
Debt securities at fair value	17,317	240,415	263,532	(230,799)	290,465
Equity securities at fair value	7,505	(1,082)	-	(6,100)	323
Derivatives instruments	555,521	(159,875)	(19,044)	142,390	518,992
Differences between the accounting and tax bases of the loans and receivables	30,998	(26,337)	-	991	5,652
Account receivable	-	7,852	-	-	7,852
Allowance for impairment on loans and receivables	102,662	12,503	-	(19,111)	96,054
Allowance for other accounts receivable	1,897	(1,730)	-	17,952	18,119
Financial asset in concession contracts	11,341	588	-	167	12,096
Differences between accounting and tax basis of goods received as payment	30,180	(16,854)	-	-	13,326
Differences between accounting and tax basis of the cost in property, plant and equipment	39,561	21,074	-	(2,130)	58,505
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment	6,938	(1,526)	-	3	5,415
Biological assets	4,580	(4,211)	-	-	369
Differences between accounting and tax basis of deferred charges of intangible assets	59,354	17,701	-	-	77,055
Tax losses carry forward	45,601	3,020	478,532	-	527,153
Surplus of presumptive income	16,147	(13,249)	163,218	-	166,116
Provisions	126,762	23,070	-	(3,254)	146,578
Employee benefits	104,872	3,927	(7,251)	(324)	101,224
Goodwill	6,947	-	-	-	6,947
Deferred Income	8,092	30,574	-	(2,809)	35,857

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Balance as of December 31, 2014	Credited (charged) to profit or loss	Credited (charged) to OCI	Reclassifications	Balance as of December 31, 2015
Lease agreements	7,315	1,099	-	-	8,414
Other	180,108	(68,038)	-	62,896	174,966
Subtotal	1,363,698	68,921	878,987	(40,128)	2,271,478

Differed tax liabilities
Debt securities at fair value	9,509	(243,790)	-	214,338	(19,943)
Equity securities at fair value	(103,469)	103	-	(951)	(104,317)
Derivatives instruments	(346,677)	149,307	-	(135,947)	(333,317)
Differences between the accounting and tax bases of the loans and receivables	(77,205)	(27,030)	-	(134,257)	(238,492)
Allowance for impairment on loans and receivables	(366,953)	5,457	-	134,160	(227,336)
Differences between the accounting and tax base of goods received as payment	(60,587)	(44,414)	-	21,227	(83,774)
Provision for goods received as payment	(10,070)	(5,151)	-	23	(15,198)
Differences between the accounting and tax base for property plant and equipment costs	(453,088)	98,866	-	(1,256)	(355,478)
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment	(207,123)	(23,775)	-	3,307	(227,591)
Differences between accounting and tax basis of deferred charges of intangible assets	(33,639)	(26,364)	-	-	(60,003)
Profits not carried as investments in subsidiaries	(17,974)	(20,235)	-	-	(38,209)
Provisions	(24,468)	18,448	-	4,059	(1,961)
Goodwill	(23,166)	(19,656)	-	-	(42,822)
Other	(137,604)	81,121	-	(96,341)	(152,824)
Accumulative translation adjustment in foreign operations	(22,661)	(7,088)	-	2,809	(26,940)
Financial and intangible assets in concession contracts	(484,105)	(143,561)	-	-	(627,666)
Biological assets	(10,098)	(7,480)	-	-	(17,578)
Subtotal	(2,369,378)	(215,242)	-	11,171	(2,573,449)
Total	(1,005,680)	(146,321)	878,987	(28,957)	(301,971)

Year ended on December 31, 2014

	Balance as of January 1, 2014	Credited (charged) to profit or loss	Credited (charged) to OCI	Reclassifications	Balance as of December 31, 2014
Deferred tax assets
Debt securities at fair value	15,923	(2,438)	5,289	(7,951)	10,823
Equity securities at fair value	9,656	(10,248)	8,097	-	7,505
Derivatives instruments	60,741	200,171	294,302	307	555,521
Differences between the accounting and tax bases of the loans and receivables	25,687	5,311	-	-	30,998
Allowance for impairment on loans and receivables	81,389	21,273	-	-	102,662
Allowance for other accounts receivable	240	1,657	-	-	1,897
Financial asset in concession contracts	16,573	(5,232)	-	-	11,341
Differences between accounting and tax basis of goods received as payment	14,177	16,003	-	-	30,180
Differences between accounting and tax basis of the cost in property, plant and equipment	53,740	(14,179)	-	-	39,561
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment	2,795	4,143	-	-	6,938
Biological assets	55	4,525	-	-	4,580
Differences between accounting and tax basis of deferred charges of intangible assets	46,788	12,682	-	(116)	59,354

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Balance as of January 1, 2014	Credited (charged) to profit or loss	Credited (charged) to OCI	Reclassifications	Balance as of December 31, 2014
Losses carry forward	52,058	(6,457)	-	-	45,601
Surplus of presumptive income	38,625	(20,835)	-	(1,643)	16,147
Provisions	115,222	12,481	-	(941)	126,762
Employees benefits	102,848	3,860	(1,836)	-	104,872
Goodwill	7,470	(523)	-	-	6,947
Unrealized gains in debt financial instruments	3,471	3,023	-	-	6,494
Deferred income	2,218	5,874	-	-	8,092
Lease agreements	5,437	1,878	-	-	7,315
Other	144,746	35,282	-	80	180,108
Subtotal	799,859	268,251	305,852	(10,264)	1,363,698

Deferred tax liabilities
Debt securities at fair value	(105,382)	114,891	-	-	9,509
Equity securities at fair value	(26,921)	(60,774)	-	(15,774)	(103,469)
Derivatives instruments	(48,782)	(193,181)	-	(104,714)	(346,677)
Differences between the accounting and tax bases of the loans and receivables	(58,572)	(18,646)	-	13	(77,205)
Allowance for impairment on loans and receivables	(237,404)	(131,625)	-	2,076	(366,953)
Differences between the accounting and tax base of goods received as payment	(31,930)	(28,657)	-	-	(60,587)
Provision for goods received as payment	(145,403)	135,333	-	-	(10,070)
Differences between the accounting and tax base for property plant and equipment costs	(341,554)	(111,534)	-	-	(453,088)
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment	(174,039)	(33,084)	-	-	(207,123)
Differences between accounting and tax basis of deferred charges of intangible assets	(2,116)	(31,523)	-	-	(33,639)
Profits not carried as investments in subsidiaries	(2,653)	(15,321)	-	-	(17,974)
Provisions	(2,110)	(22,358)	-	-	(24,468)
Goodwill	(7,726)	(15,440)	-	-	(23,166)
Other	(69,049)	(68,732)	-	177	(137,604)
Deferred Income	(4,978)	(17,683)	-	-	(22,661)
Financial and intangible assets in concession contracts	(513,659)	29,554	-	-	(484,105)
Biological assets	(14,536)	4,438	-	-	(10,098)
Subtotal	(1,786,814)	(464,342)	-	(118,222)	(2,369,378)
Total	(986,955)	(196,091)	305,852	(128,486)	(1,005,680)

The Group offsets deferred tax assets and liabilities by entity and tax authority, considering the application of the tax regulations in Colombia and other countries in which there is a legal right to offset tax assets and liabilities and other requirements set forth in IAS 12, according to the following breakdown:

December 31, 2016	Gross Deferred tax amounts		Offset Reclassification		Balances on Statement of financial position
Deferred tax asset	Ps.	1,637,801	Ps.	(1,442,839)	Ps.	194,962
Deferred tax liability		(2,689,648)		1,442,839		(1,246,809)
Net	Ps.	(1,051,847)	Ps.	-	Ps.	(1,051,847)

December 31, 2015	Gross Deferred tax amounts		Offset Reclassification		Balances on Statement of financial position
Deferred tax asset	Ps.	2,271,478	Ps.	(1,351,005)	Ps.	920,473
Deferred tax liability		(2,573,449)		1,351,005		(1,222,444)
Net	Ps.	(301,971)	Ps.	-	Ps.	(301,971)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

19.6	Effect of the current and deferred income taxes in each component of other comprehensive income in equity:

The effects of the current and deferred income taxes in each component of Other Comprehensive Income for the years ended on December 31, 2016, 2015 and 2014 are detailed below:

	December 31, 2016
	Amount before taxes		Current tax expense (Income)		Deferred tax expense (income)		Net
Foreign currency translation of net investments in foreign operations	Ps.	(586,546)	Ps.	8,204	Ps.	-	Ps.	(578,342)
Exchange differences from hedging derivatives in foreign currency		291,506		47,419		(187,480)		151,446
Exchange differences from hedging financial liabilities in foreign currency		35,819		(23,854)		-		11,965
Cash Flow hedging		17,967		-		-		17,967
Investment accounted by equity method		(20,061)		-		-		(20,061)
Equity financial instruments		34,509		-		40,735		75,244
Debt financial instruments		948,212		-		(263,763)		684,449
Foreign currency translation of net investment in foreign branches		(13,615)		-		-		(13,615)
Actuarial gains (losses) from defined benefit pension plans		(41,228)		-		14,383		(26,845)
Total “other comprehensive income” during the period	Ps.	666,563	Ps.	31,767	Ps.	(396,125)	Ps.	302,207

	December 31, 2015
	Amount before taxes		Current tax expense (Income)		Deferred tax expense (income)		Net
Foreign currency translation of net investments in foreign operations	Ps.	2,321,586	Ps.	-	Ps.	-	Ps.	2,321,586
Exchange differences from hedging derivatives in foreign currency		(1,683,347)		89,960		629,531		(963,856)
Exchange differences from hedging financial liabilities in foreign currency		(755,431)		267,528		-		(487,903)
Cash Flow hedging		17,500		-		(6,825)		10,675
Investment accounted by equity method		31,964		-		-		31,964
Equity financial instruments		(6,548)		-		-		(6,548)
Debt financial instruments		(922,083)		-		263,532		(658,551)
Foreign currency translation of net investment in foreign branches		70,142		(37,862)		-		32,280
Actuarial gains (losses) from defined benefit pension plans		6,162		-		(7,251)		(1,089)
Total “other comprehensive income” during the period	Ps.	(920,055)	Ps.	319,626	Ps.	878,987	Ps.	278,559

	December 31, 2014
	Amount before taxes		Current tax expense (income)		Deferred tax expense (income)		Net
Foreign currency translation of net investments in foreign operations	Ps.	1,319,880	Ps.	-	Ps.	-	Ps.	1,319,880
Exchange differences from hedging derivatives in foreign currency		(870,910)		1,671		294,302		(574,937)
Exchange differences from hedging financial liabilities in foreign currency		(483,633)		157,206		-		(326,427)
Cash Flow hedging		7,000		-		-		7,000

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	December 31, 2014
	Amount before taxes		Current tax expense (income)		Deferred tax expense (income)		Net
Investment accounted by equity method		54,301		-		-		54,301
Equity financial instruments		29,029		-		8,097		37,126
Debt financial instruments		10,153		-		5,289		15,442
Foreign currency translation of net investment in foreign branches		37,612		-		-		37,612
Actuarial gains (losses) from defined benefit pension plans		(9,546)		-		(1,836)		(11,382)
Total “other comprehensive income” during the period	Ps.	93,886	Ps.	158,877	Ps.	305,852	Ps.	558,615

19.7	Uncertainties in open tax positions

As of December 31, 2016, December 31, 2015 and December 31, 2014, Grupo Aval recognized tax uncertainty liabilities for Ps. 106, 032, Ps. 147,467 and Ps. 116,126 respectively. Uncertainties on open tax positions of the four banks of Grupo Aval are as follows:

Bank	December 31, 2016		December 31, 2015		December 31, 2014
Bogotá	Ps.	66,428	Ps.	105,557	Ps.	70,138
Occidente		32,210		25,058		21,735
Popular		338		1,867		3,986
Villas		7,056		14,863		20,267
Corficolombiana		-		122		-
Total	Ps.	106,032	Ps.	147,467	Ps.	116,126

Penalties and interests are accumulated and recognized as income tax expense.

The roll forward of tax uncertainties during the years ended on December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	147,467	Ps.	116,126	Ps.	124,630
Provisions increase during the period		31,039		30,191		24,922
Provisions used		(1,867)		(1,145)		(3,851)
Amounts reversed due to provisions not used		(73,085)		(25,259)		(40,859)
Financial cost		12,475		7,541		1,815
Foreign currency effects		(9,998)		20,013		9,469
Balance at the end of the year	Ps.	106,032	Ps.	147,467	Ps.	116,126

The balance as of December 31, 2016, 2015 and 2014 is expected to be completely used or released once the inspection rights from the tax authorities regarding tax returns expire, as follows:

Year	December 31, 2016	December 31, 2015	December 31, 2014
2015	-	-	40,319
2016	-	19,566	31,125
2017	9,027	27,630	16,705
2018	10.794	32,104	14,834
2019	16,612	18,437	13,143
2020	22,427	18,223	-

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Year	December 31, 2016		December 31, 2015		December 31, 2014
2021		26,108		19,527		-
2022		19,681		11,980		-
2023		1,382		-		-
Total	Ps.	106,032	Ps.	147,467	Ps.	116,126

NOTE 20 – CUSTOMER DEPOSITS

Following is a detail of the balances of the deposits received from Grupo Aval´s customer:

Detail	December 31, 2016		December 31, 2015

Demand
Current accounts	Ps.	34,978,189	Ps.	33,430,665
Savings accounts		50,573,924		50,298,080
Other funds on demand		328,798		448,517
		85,880,911		84,177,262
Term
Fixed term deposit certificates		58,006,144		51,777,366
Total Deposits		143,887,055		135,954,628

Per currency
In Colombian Pesos		85,735,406		79,375,266
In foreign currency		58,151,649		56,579,362
Total per currency	Ps.	143,887,055	Ps.	135,954,628

The detail of the maturities of term deposits in force as of December 31, 2016 is as follows:

Year	2016

2017	Ps.	43,934,517
2018		8,117,371
2019		1,352,756
2020		2,311,485
After 2021		2,290,015
Total	Ps.	58,006,144

A summary of the effective interest rates which are accrued on customer deposits is as follows:

December 31, 2016
Deposits
	in Colombian Pesos		In foreign currency
Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Checking accounts	0.53%	8.54%	0.10%	4.08%
Saving accounts	0.01%	8.75%	0.05%	4.08%
Fixed term deposit certificates	0.05%	12.64%	0.05%	13.04%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

December 31, 2015
Deposits
	in Colombian Pesos		In foreign currency
Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Checking accounts	0.94%	6.93%	0.10%	3.75%
Saving accounts	0.05%	6.50%	0.25%	3.75%
Fixed term deposit certificates	0.05%	11.50%	0.10%	13.04%

Following is the detail of the concentration of deposits received from customers per economic sector:

	December 31, 2016		December 31, 2015
	Amount	%	Amount	%
Individuals	36,983,897	26%	30,776,375	25%
Commerce	20,717,015	14%	22,870,892	18%
Government and Colombian Government Entities	14,879,219	11%	14,978,309	11%
Manufacturing	7,902,332	5%	9,320,103	6%
Real Estate	7,078,922	5%	6,644,027	5%
Colombian Municipalities	3,289,615	2%	3,817,802	3%
Agriculture and livestock	3,241,177	2%	2,464,855	2%
Foreign Governments	1,048,947	1%	1,372,452	1%
Other(1)	48,745,931	34%	43,709,813	29%
Total	143,887,055	100%	135,954,628	100%

(1)	December 31, 2016, includes deposits from the financial sector of Ps. 6,099,784, education entities of Ps. 210,856 and from services sector of Ps. 8,592,255.

NOTE 21 – FINANCIAL OBLIGATIONS

21.1.	Financial Obligations

Following is the summary of the financial obligations of Grupo Aval as of December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015

Local Currency
Interbank funds
Overnight funds	Ps.	2,075	Ps.	2,838
Interbank funds purchased		1,366,757		557,721
Commitments to transfer open and closed repo operations		1,259,676		2,120,225

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	December 31, 2016		December 31, 2015
Commitments to transfer simultaneous operations		2,436,838		5,881,795
Commitments originated in short positions simultaneous operations		538,016		295,689
Total interbank funds	Ps.	5,603,362	Ps.	8,858,268
Borrowings		2,084,988		1,743,818
Letters of credit		3,509		3,709
Bankers´ acceptances		517		-
Total loans banks	Ps.	2,089,014	Ps.	1,747,527

Foreign currency
Interbank funds
Overnight funds		3,498		77,931
Interbank funds purchased		309,924		263,798
Commitments to transfer open and closed repo operations		398,933		274,874
Total interbank funds	Ps.	712,355	Ps.	616,603
Borrowings		15,086,112		16,180,100
Letters of credit		6,976		10,271
Bankers´ acceptances		724,531		812,718
Total loans banks	Ps.	15,817,619	Ps.	17,003,089
Total financial obligations	Ps.	24,222,350	Ps.	28,225,487
Short term obligations	Ps.	13,593,308	Ps.	9,474,871
Long term obligations	Ps.	10,629,042	Ps.	18,750,616

As of December 31, 2016, short-term obligations associated with simultaneous and repo operations for an amount of Ps. 2,436,838, guaranteed with investments for an amount of Ps.5,264,105 and as of December 31, 2015 Ps. 5,881,795 were guaranteed with investments for an amount of Ps. 8,527,826.

21.2	Financial Obligations from issued bonds

The different entities from Grupo Aval are authorized by Superintendency of Finance and by the regulatory entities abroad where Grupo Aval operates, for issuing or placing either bonds or general guarantee bonds. The bonds issued by Grupo Aval and its banking subsidiaries are non-guaranteed.

a) The detail of liabilities as of December 31, 2016 and 2015, by issue date and maturity date was as follows

Issuer	Issue Date	December 31, 2016	December 31, 2015	Maturity Date	Interest Rate
Peso denominated
Banco de Bogotá S.A.	23/02/2010	248,234	236,761	Between 23/02/2017 and 23/02/2020	CPI + 5.33% + 7% UVR + 5.29% UVR + 5.45%
Banco de Occidente	Between 25/08/2008 and 26/10/2016	2,811,593	2,620,716	Between 22/09/2016 and 26/10/2028	CPI + 2.89% – 7.00% IBR 1.30%– 2.04%. Between 6.00% y 7.85%
Corporación Financiera Colombiana S.A.	Between 23/07/2009 and 11/03/2015	2,356,272	2,001,397	Between 23/07/2016 and 12/02/2033	CPI + 2.55% – 5.99% DTF E.A; Between 12.87% y 15.38%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Issuer	Issue Date	December 31, 2016		December 31, 2015		Maturity Date	Interest Rate
Banco Popular	Between 25/02/2012 and 12/10/2016	Ps.	1,620,504	Ps.	1,489,748	Between 25/01/2017 and 26/02/2026	Fixed rate 5.67% y 8.10%; CPI +2.44% -3.90% IBR +1.35%; Fix 5.67% y 8.10%

Grupo Aval Acciones y Valores	01/12/2009 and 24/11/2016	Ps.	704,726	Ps.	523,159	Between 3/12/2019 and 24/11/2036	CPI + 4.15% to 5.20%
Peso denominated Total		Ps.	7,741,329	Ps.	6,871,781

Foreign Currency
Banco de Bogotá S.A. Bajo regla144A.	Between 19/12/2011 and 04/11/2016		6,656,720		3,397,308	Between 15/01/2017 and 12/05/2026	5.00% and 6.25%

BAC Credomatic
El Salvador	Between 06/02/2012 and 30/06/2016		552,861		531,295	Between 01/01/2017 and 28/10/2021	Between 4.25% and 5.80%
Guatemala	Between 05/01/2015 and 28/12/2016		543,441		539,820	Between 03/01/2017 and 30/10/2018	Between 4.50% and 8.50%
Honduras	Between 23/07/2013 and 09/05/2016		68,929		150,574	Between 15/05/2017 and 23/07/2018	Between 5.50% and 10.50%
Nicaragua	Between 24/01/2014 and 02/02/2015		12,040		15,335	06/11/2017	5.25%
BAC Credomatic Total		Ps.	1,177,271	Ps.	1,237,024
Banco Bogotá Total		Ps.	7,833,991	Ps.	4,634,332

Grupo Aval Limited	19/09/2012		2,992,916		5,061,010	19/09/2022	4.75%
Foreign Currency Total		Ps.	10,826,907	Ps.	9,695,342
Total of Bonds		Ps.	18,568,236	Ps.	16,567,123

Future maturities of bonds as of December 31, 2016 are as follows:

Year	2016
2017	Ps.	4,234,038
2018		674,110
2019		1,364,855
2020		1,252,384
After 2021		11,042,849
Total	Ps.	18,568,236

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

21.3	Borrowings from development entities

The Colombian Government has established certain credit programs for promoting the development of specific sectors of the economy, including foreign trade, agriculture, tourism, housing construction and other industries. The programs are managed by many entities of the Government such as Banco de Comercio Exterior (“BANCOLDEX”), Fondo para el Financimiento del Sector Agropecuario (“FINAGRO”) and Financiera del Desarrollo Territorial (“FINDETER”).

The details of the borrowings from these entities as of December 31, 2016 and 2015 and are as follows:

	Interest rates in force at cutoff Rate	December 31, 2016		December 31, 2015

Banco de Comercio Exterior - “BANCOLDEX”	Between 0.40% - 21.38%	Ps.	736,721	Ps.	821,723
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO”	Between 0.50% - 14.63%		337,649		353,238
Financiera de Desarrollo Territorial “FINDETER”	Between 2.84% - 12.81%		1,651,325		1,331,688
Total		Ps.	2,725,695	Ps.	2,506,649

Details showing the maturities of the financial obligations with development entities as for December 31, 2016 are as follows:

Year	2016

2017	Ps.	529,843
2018		462,109
2019		417,488
2020		320,872
After 2021		995,383
Total	Ps.	2,725,695

NOTE 22 – EMPLOYEE BENEFITS

According to Colombian and other countries labor legislation wherein Grupo Aval has subsidiaries and pursuant to labor conventions and labor collective agreements entered into with employees, employees of Grupo Aval have short term benefits such as: salaries, holidays, legal and extralegal premiums, severances and interests on severances, long term benefits such as seniority bonds premiums and medical aids, post-employment benefits and retirement benefits such as: severance payments to employees that continue with labor regime before Law 50 of 1990 and legal and extralegal retirement pensions. Compensation for key personnel of the management includes salaries, benefits different than cash and contributions. (See note 35).

Through personnel benefits plans, Grupo Aval is exposed to several risks (interest rates and operating), which are intended to be minimized by applying the risk management policies and procedures defined in Note 4 above.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The detail of the balance liabilities for employee benefits as of December 31, 2016 and 2015 is as follows:

	December 31, 2016		December 31, 2015
Short term	Ps.	397,460	Ps.	378,622
Post-employment		509,022		436,696
Long term		191,112		206,971
Total	Ps.	1,097,594	Ps.	1,022,289

22.1 Post-employment benefits

•	In Colombia, when employees retire after completing certain years and time of service, retirement pensions are assumed by public or private pension funds based on defined contribution plans, to which entities and employees contribute monthly defined amounts by law for being entitled to the pension at the time of retirement. However, for some employees hired by Grupo Aval entities prior to 1968 that have fulfilled the requirements of age and years of service the pensions are directly assumed by some of the entities of Grupo Aval.
•	Certain employees hired by entities of Grupo Aval before 1990 are entitled to receive a compensation corresponding to the last month of salary multiplied by each year of service.

•	Some subsidiaries have labor conventions or pay extra-legal premiums to employees retiring in compliance with the required age and time of service, when they start enjoying the pension granted by the pension funds.

Post-employment and long-term benefits movements during the years ended at December 31, 2016, 2015 and 2014 are as follows:

	Post-Employment benefits						Long-term Benefits
	December 31, 2016		December 31, 2015		December 31, 2014		December 31, 2016		December 31, 2015		December 31, 2014
Balance at the beginning of the year	Ps.	436,696	Ps.	442,258	Ps.	467,665	Ps.	206,971	Ps.	188,522	Ps.	202,442
Costs incurred during period		3,006		2,158		4,072		19,243		16,745		16,257
Interests Cost		69,348		31,338		35,301		(20,274)		11,975		16,463
Past Service Costs		-		2,712		(1,448)		-		2,711		-
		509,050		478,466		505,590		205,940		219,953		235,162

Changes in actuarial assumptions from changes in demographic assumptions.		(1,232)		7,171		(5,416)		(6,456)		(2,162)		(3,022)
Changes in actuarial assumptions from changes in financial assumptions.		42,460		(1,009)		(4,130)		18,845		7,515		(12,727)
		41,228		6,162		(9,546)		12,389		5,353		(15,749)

Exchange differences		6,083		(27)		(814)		-		8,236		4,170
Payments to employees		(47,339)		(47,905)		(52,972)		(27,217)		(26,571)		(23,325)
(Gains) / (Losses) for direct arrangements with employees		-		-		-		-		-		(11,736)
Balance at the end of the year	Ps.	509,022	Ps.	436,696	Ps.	442,258	Ps.	191,112	Ps.	206,971	Ps.	188,522

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

The variables used to calculate the obligation projected for different post-employment benefits employees are shown as follows:

	December 31, 2016	December 31, 2015
Discount interest rate	7.23%	7.76%
Inflation rate	3.50%	3.50%
Salary growth rate	3.50%	3.50%
Pension growth rate	3.50%	4.80%

Employee´s life expectation is calculated based on the mortality tables published by the Superintendency of Finance, which are based on mortality experiences provided to the Superintendency by several insurance companies operating in Colombia.

The sensitivity analysis for post-employment liabilities due to defined benefits plans to different actuarial and financial variables is shown below, maintaining other variables at constant values:

	Change in the variable	Variable Increase	Variable Decrease
Discount interest	0.50%	7.73%	6.73%
Salaries growth rate	0.50%	4.00%	3.00%
Retirement growth rate	0.50%	4.00%	3.00%

Projected future benefit payments, reflecting services, as the case may be, are expected to be paid as follows:

2016
Year	Payments for Post- Employment	Payments for Long- term Benefits
2017	47,377	23,400
2018	43,742	28,930
2019	43,011	29,014
2020	43,216	32,869
2021	43,052	26,280
Years 2022–2026	231,126	126,052

22.2       Long Term Employee Benefits

Grupo Aval grants its employees extra-legal long term premiums during the working life depending on number of years of service, five, ten, fifteen, or twenty years etc., calculated as days of salary per year of work.

Some pensioners receive payments relating to medical treatments, hospitalization and surgery from Grupo Aval. Grupo Aval has recognized the liabilities corresponding to these benefits, based on the same actuarial calculations carried out under the same parameters of retirement benefits.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 23 – PROVISIONS FOR LEGAL AND OTHERS

The movement of provisions during the years ended on December 31, 2016, 2015 and 2014 are as follows:

	For Legal		Other Provisions		Total Provisions
Balance as of January 1, 2014	Ps.	135,771	Ps.	613,239	Ps.	749,010
Provisions increase during the period		93,533		80,373		173,906
Use of provisions		(22,752)		(132,140)		(154,892)
Amounts reversed due to provisions not utilized		(20,280)		(16,576)		(36,856)
Financial cost		-		131		131
Variations in exchange in foreign currency		-		14,398		14,398
Reclassification		(616)		(428)		(1,044)
Balance as of December 31, 2014	Ps.	185,656	Ps.	558,997	Ps.	744,653
Provisions increase during the period		13,405		72,032		85,437
Use of provisions		(27,816)		(60,085)		(87,901)
Amounts reversed due to provisions not utilized		(22,932)		(21,033)		(43,965)
Financial cost		-		(1,284)		(1,284)
Variations in exchange in foreign currency		-		195		195
Reclassification		-		(96,909)		(96,909)
Balance as of December 31, 2015	Ps.	148,313	Ps.	451,913	Ps.	600,226
Provisions increase during the period		32,402		363,211		395,613
Provisions utilization		(13,143)		(322,117)		(335,260)
Amounts reversed due to provisions not utilized		(12,938)		(27,724)		(40,662)
Reclassification		1,115		(676)		439
Balance as of December 31, 2016	Ps.	155,749	Ps.	464,607	Ps.	620,356

PROVISIONS FOR LEGAL

•	Administrative Processes

As of December 31, 2016 and 2015 there were administrative proceedings for Ps. 30,852 and Ps. 44,056, for litigation, mainly due to the alleged breach of contract for building the Gibraltar-Bucaramanga pipeline -amounting to Ps. 25,622- by Promigas. This process is currently in the State Council, before which an appeal was filed for annulment of the Arbitral Award rendered by the Arbitration Tribunal.

•	Labor proceedings

As of December 31, 2016 and 2015 there were labor proceedings for Ps. 42,943 and Ps. 57,355 includes labor suits, indemnities for ex-employees against of several subsidiaries of Grupo Aval and pensions claims (survivor pensions, invalidity pensions, seniority pensions, return of balances, etc.) in Porvenir, the time expected for resolution is uncertain due to the fact that each proceeding is based on different instances.

•	Other proceedings

As of December 31, 2016 and2015 there were other legal proceedings for Ps. 81,954 and Ps. 46,918, client indemnities, complaints, client disbursements to clients for amounts not covered by insurance, legal costs, among others, including Hoteles Estelar proceeding declaring the violation of rights due to the use of public space in Cartagena. The time expected for resolution is uncertain since each case is subject to studies for assessment and analysis by experts in charge.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

OTHER PROVISIONS

As of December 31, 2016 and 2015 other provisions amounting Ps. 464,607 and Ps. 451,913 are mainly comprised by a provision of Corficolombiana affiliates for Ps. 155,124 and Ps. 152,616, associated with the maintenance, restoration and rehabilitation of constructions and buildings, dismantling of assets, professional fees relating to development of concession contracts. Additionally, this caption includes a provision of Porvenir subsidiary for individual savings accounts shortfalls of people, which their retirement pensions are covered by the mandatory fund denominated “Fondo de Pensiones Obligatorias Especial Porvenir del Retiro Programado” managed by Porvenir, pursuant to legal provisions in force requiring they should be assumed by the pensions fund manager. This provision is calculated in accordance with projections performed based on actuarial assumptions that show some people with limited resources in the Fund will not cover their future pension payments. The provisions for this matter at December 31, 2016 and 2015 amounted Ps. 173,541 and Ps. 159,130, respectively, were derived from the business combination of Porvenir with other fund manager named Horizonte, in the past years.

NOTE 24 – ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprise the following:

Items	December 31, 2016		December 31, 2015
Suppliers and services payable	Ps.	1,600,673	Ps.	1,449,674
Cashier checks		802,270		786,215
Other liabilities		651,506		606,596
Dividends payable		644,733		595,605
Non-financial liabilities		580,842		545,996
Withholdings taxes and labor contributions		496,437		537,329
Collection on behalf of third parties		256,035		108,497
Collection service		235,325		105,390
Commissions and fees		197,322		371,314
Affiliate establishments		194,221		122,364
Tax levies		72,790		70,844
Financial transactions tax		42,110		31,534
Checks drawn and not paid		41,093		64,684
Insurance payables		29,962		2,081
Frozen accounts		28,649		27,073
Contributions and affiliations		28,380		21,872
Promissory buyers		27,819		42,249
Profit on sale of assets		8,688		6,671
Cash surplus		8,081		7,684
Leases		8,054		17,850
Compensation to customers		1,151		811
Deferred credits		1,051		1,123
	Ps.	5,957,192	Ps.	5,523,456

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 25 – CONTROLLING INTEREST EQUITY

Authorized, issued and outstanding shares as of December 31, 2016 and 2015 consisted of the following:

	December 31,	December 31,
	2016	2015
Authorized shares	120,000,000,000	120,000,000,000

Subscribed fully paid shares	22,281,017,159	22,281,017,159
Subscribed but pending to be paid shares
Total outstanding shares	22,281,017,159	22,281,017,159

The outstanding shares are as follows:
Common voting shares (1)	15,254,876,823	15,266,963,659
Preferred non-voting shares (1) (2)	7,026,140,336	7,014,053,500

(1) Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2016 and 2015, 12,086,836 and 107,993,330 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

(2) Between September 23, 2014 and October 02, 2014, Grupo Aval issued through the New York Stock Exchange an aggregate of 1,874,074,060 preferred shares, equivalent to 93,703,703 ADRs at a price of U.S. $13.5 per ADS, raising U.S.$1.3 billion (Ps 2.4 trillion at the date of issuance). The sale of these shares generated an increase of Ps. 2,425,060 million in capital, Ps 1,874 million in subscribed capital and Ps. 2,423,186 in additional paid-in capital, for Grupo Aval.

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

Appropriated retained earnings

As of December 31, 2016, and December 31, 2015 the appropriation of retained earnings, based on an unconsolidated basis under Colombian IFRS, is as follows:

	December 31, 2016		December 31, 2015
Legal reserve	Ps.	11,140	Ps.	11,140
Statutory and voluntary reserves		5,591,387		5,012,799
	Ps.	5,602,527	Ps.	5,023,939

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

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

Statutory and Voluntary Reserves

The Statutory and voluntary reserves are determined during the Shareholders Meetings.

Declared Dividends

The dividends are decreed and paid to shareholders based on unconsolidated net income under Colombian IFRS for the immediately preceding semester:

	June 30, 2016		December 31, 2015
Net income for the periods ended in June 30, 2016 and December 31, 2015.		1,258,835		1,086,061
Cash dividends declared	Ps	29.40 per share payable in six (6) installments of P.s. 4.90 per share between October 2016 and March 2017 (based on profits from the first half of 2016)	Ps	29.40 per share payable in six (6) installments of P.s. 4.90 per share between April 2016 and September 2016 (based on profits from the second half of 2015)
Ordinary shares outstanding		15,258,916,143		15,265,983,336
Preferred shares outstanding		7,022,101,016		7,015,033,823
Total outstanding shares		22,281,017,159		22,281,017,159
Total dividends declared		655,062		655,062

On October 25, 2016, The General Meeting of Shareholders of Grupo Aval approved the amendment of the Company's by-laws in order to present the financial statements of the Company on an annualized basis for the period between the 1st of January and the 31st of December of each year. Prior to such amendment, the Company's bylaws specified the semi-annual presentation of financial statements for the periods from January 1st to June 30th and July 1st to December 31st of each year.

Earning per share

a)	Basic earning per share

Grupo Aval calculates basic earning per share by dividing net income for the year attributable to ordinary shareholders of Grupo Aval parent company by the weighted average number of shares outstanding during the year.

The following table summarizes the earning per share for the year ended as of December 31, 2016, 2015 and 2014:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	December 31, 2016		December 31, 2015		December 31, 2014
Net income for the year	Ps.	3,516,936	Ps.	3,345,686	Ps.	2,997,481
Less: participation of non- controlling interests		(1,377,070)		(1,304,322)		(1,182,465)
Net income attributable to controlling interest		2,139,866		2,041,364		1,815,016
Less: preferred dividends declared		-		-		-
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(674,042)		(638,734)		(476,890)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	1,465,824	Ps.	1,402,630	Ps.	1,338,126
Weighted average number of common shares outstanding used in basic EPS calculation (2)		15,262,660,115		15,309,380,685		15,406,634,618
Basic and Diluted earnings per share to common shareholders (pesos)		96.040		91.619		86.854
Basic and Diluted earnings per ADS in pesos (3)		1,920.80		1,832.38		1,737.08

(1) Based on a weighted average of 7,018,357,044 preferred shares for 2016, 6,971,636,474 preferred shares for 2015 and 5,490,721,740 preferred shares for 2014

(2) Averages based on an end of month number of preferred or common shares

(3) Each ADS represents 20 preferred shares

NOTE 26 – NON- CONTROLLING INTEREST

The following table includes financial information regarding each subsidiary of Grupo Aval that has significant non-controlling interests at December 31, 2016 and 2015:

December 31, 2016
Entity	Country	Non-controlling Interest	Interest in the equity		Interest in net income		Dividends paid to non-controlling interest in the year

Corporación Financiera Colombiana S.A.	Colombia	55.51%		3,154,158		590,036		(294,376)
Banco Bogotá S.A.	Colombia	31.26%		4,882,747		685,073		(332,460)
Banco de Occidente S.A.	Colombia	27.73%		568,263		53,256		(83,166)
Banco Popular S.A.	Colombia	6.26%		165,150		12,347		(9,529)
Banco Comercial AV Villas S.A.	Colombia	20.13%		287,351		36,358		(7,668)
		Total	Ps.	9,057,669	Ps.	1,377,070	Ps.	(727,199)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

December 31, 2015
Entity	Country	Non-controlling Interest	Interest in the equity		Interest in net income		Dividends paid to non-controlling interest in the year
Corporación Financiera Colombiana S.A.	Colombia	55.51%		2,167,900		500,546		(276,284)
Banco Bogotá S.A.	Colombia	31.26%		5,201,638		681,822		(267,414)
Banco de Occidente S.A.	Colombia	27.73%		550,813		62,871		(77,863)
Banco Popular S.A.	Colombia	6.27%		161,784		23,671		(11,471)
Banco Comercial AV Villas S.A.	Colombia	20.14%		256,524		35,412		(18,172)
		Total	Ps.	8,338,659	Ps.	1,304,322	Ps.	(651,204)

The following table includes information regarding each subsidiary of Grupo Aval that has significant non- controlling interests to December 31, 2016 and 2015:

December 31, 2016
Entity	Assets	Liabilities	Total Income	Net Income	OCI	Cash Flow from operating activities
Corporación Financiera Colombiana S.A.	20,504,644	15,604,999	2,135,834	671,336	537,304	(284,837)
Banco Bogotá S.A. (*)	141,430,749	124,192,566	18,141,612	4,432,026	970,007	3,084,460
Banco de Occidente S.A.	35,568,507	31,177,321	4,054,750	627,993	242,389	147,776
Banco Popular S.A.	20,731,144	18,052,231	2,478,501	181,075	278,374	(342,446)
Banco Comercial AV Villas S.A.	12,466,634	11,063,550	1,554,428	179,550	(19,599)	343,303

(*) includes Ps 2,208.1 billion of income resulting from the deconsolidation of Corporación Financiera Colombiana S.A.

December 31, 2015
Entity	Assets	Liabilities	Total Income	Net Income	OCI	Cash Flow from operating activities
Corporación Financiera Colombiana S.A.	19,816,332	15,301,384	5,987,726	757,747	(45,934)	3,063,646
Banco Bogotá S.A. (*)	152,269,264	134,835,648	14,781,592	2,639,101	1,159,159	2,382,188
Banco de Occidente S.A.	35,649,865	31,614,619	3,217,800	473,101	189,285	(63,217)
Banco Popular S.A.	19,109,384	16,542,041	2,007,817	349,292	231,168	1,157,301
Banco Comercial AV Villas S.A.	11,547,162	10,281,490	1,320,720	175,602	(60,985)	40,564

(*) Does not reflect the deconsolidation of Corporación Financiera Colombiana S.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 27 – COMMITMENTS AND CONTINGENCIES

Credit Commitments

As part of us operations, Grupo Aval grants guarantees and letters of credit to its customers wherein Grupo Aval financial subsidiaries are irrevocably committed to make payments to third parties when customers do not comply with their obligations with such third parties, with the same credit risk as of the financial assets by loans portfolios and letters of credit disbursement are subject to the same policies for approval of disbursements of loans regarding client’ credit risk and guarantees required according to the circumstances of each client.

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

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of December 31, 2016 and 2015.

Commitments in unused lines of credit

	December 31, 2016				December 31, 2015
	Notional Amount		Fair Value		Notional Amount		Fair Value
Guarantees	Ps.	3,510,546	Ps.	61,030	Ps.	3,834,571	Ps.	37,813
Unused letters of credit		1,084,589		4,569		943,558		10,219
Unused limits of overdrafts		128,621		-		254,991		-
Unused credit card limits		17,383,743		-		16,697,120		-
Other		5,480,222		-		4,860,464		-
Total	Ps.	27,587,721	Ps.	65,599	Ps.	26,590,704	Ps.	48,032

Following is the detail of the credit commitments by type of currency:

	December 31, 2016		December 31, 2015
Colombian Pesos	Ps.	13,608,215	Ps.	12,347,135
U.S. dollars		13,626,359		13,869,051
Euro		37,263		76,708
Other		315,884		297,810
Total	Ps.	27,587,721	Ps.	26,590,704

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Capital Expenses Commitments

As of December 31, 2016 Grupo Aval had contractual disbursement commitments of capital expenditures for Ps. 62,885.

Operating Lease Commitments

During the development of its operations, Grupo Aval executes contracts in order to receive property, plant and equipment in operating leasing, as well as certain intangibles; following is the detail of rent payment commitments of operating leasing in the forthcoming years:

	December 31, 2016		December 31, 2015
Up to one year	Ps.	200,796	Ps.	142,727
Greater than one year and up to five years		544,148		467,902
More than five years		309,696		208,160
Total	Ps.	1,054,640	Ps.	818,789

Contingencies

As of December 31, 2016 and 2015, Grupo was party to administrative and legal proceedings as defendant; the claims of the proceedings were assessed based on analyses and opinions of responsible lawyers. The following legal contingencies were determined:

Labor Proceedings

As of December 31, 2016 and 2015, labor complaints had been recognized for Ps. 30,358 and Ps.103,347 respectively. Historically, the majority of these proceedings have been resolved in favor of Grupo Aval.

Civil Proceedings

As of December 31, 2016 and 2015, the result of the assessment of the claims of legal proceedings for civil suits, not including those with remote probability, reached an amount of Ps. 432,334 and Ps. 563,889 respectively.

Administrative Proceedings and Other Proceedings

Claims relating to administrative and legal proceedings having a tax character, initiated by tax authorities of national and local orders, establish sanctions in some cases wherein Grupo Aval would incur in development of its activity as National and Territorial tax collector; other proceedings relate to greater taxes in its capacity as tax payer. As of December 31, 2016 and 2015, the amount of the claims reached the sum of Ps. 42,723 and Ps.171,013 respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 28 – INCOME (EXPENSES) COMMISSIONS AND FEES

Below is a detail of the expenses for commissions and fees for the years ended as of December 31, 2016, 2015 and 2014:

Income from commissions and fees	December 31, 2016		December 31, 2015		December 31, 2014
Commissions on banking services	Ps.	2,436,692	Ps.	1,751,527	Ps.	1,381,493
Fees on credit cards		1,034,763		1,223,189		888,437
Pension and severance fund management		824,089		787,692		758,364
Trust activities		275,719		233,892		223,950
Storage services		186,068		167,323		184,596
Commissions on drafts, checks and checkbooks		67,832		71,294		66,090
Office network services		43,508		39,709		43,755
Other commissions		10,516		9,607		-
Total	Ps.	4,879,187	Ps.	4,284,233	Ps.	3,546,685

Commissions and Fees Expenses	December 31, 2016		December 31, 2015		December 31, 2014
Banking Services	Ps.	(318,672)	Ps.	(288,303)	Ps.	(221,289)
Sales and Services Commissions		(99,659)		(90,202)		(97,579)
Affiliations to Pension Funds		(68,454)		(67,854)		(67,283)
Offices Network Services		(33,404)		(34,437)		(30,731)
Information Processing Services of Operators		(20,963)		(18,273)		(16,634)
Collection Service of Contributions to Financial Entities		(6,084)		(4,962)		(5,295)
Fiduciary Businesses		(256)		(238)		(1,921)
Banks Guarantees		(87)		(131)		(245)
Credit Cards		(14)		(110)		(35)
Other		(71,935)		(117,436)		(68,517)
Total	Ps.	(619,528)	Ps.	(621,946)	Ps.	(509,529)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 29 – NET TRADING INCOME

Income from client driven trading activities primarily conducted in markets, including foreign Exchange, Credit, Rates and Equities trading.

	December 31, 2016		December 31, 2015		December 31, 2014
Trading investment income (1)
Fixed income securities	Ps.	369,184	Ps.	143,179	Ps.	334,740
Equities		127,431		41,997		89,411
	Ps.	496,615	Ps.	185,176	Ps.	424,151
Derivatives income
Net income (loss) on financial derivatives (2)	Ps.	10,593	Ps.	(156,820)		(321,639)
Other trading income (3)		217,490		216,843		267,341
	Ps.	228,083	Ps.	60,023	Ps.	(54,298)

Total	Ps.	724,698	Ps.	245,199	Ps.	369,853

(1)	Includes net trading income from investment securities held for trading, that reflects the interest from investment in debt securities, gains/losses from mark-to-market valuation from investment in equity and debt securities and net income from trading activities.
(2)	Includes net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on trading derivatives.
(3)	Includes gains/losses from: (i) Net changes in the valuation of hedging derivatives from mark-to-market valuations from unhedged, (ii) the ineffective portion of the hedge, (iii) Transfers of due hedging derivatives from OCI to the statement of income.

NOTE 30 – OTHER INCOME AND EXPENSE

Below is a detail of the general administrative expenses in the years ending as of December 31, 2016, December 31, 2015 and December 31, 2014:

Other income	December 31, 2016		December 31, 2015		December 31, 2014

Foreign exchange gains (losses), net	Ps.	517,902	Ps.	457,904	Ps.	487,353
Net gain on sale of investments (*)		210,373		79,233		135,060
Gain (loss) on the sale of non-current assets held for sale		28,392		26,211		-
Equity method (**)		140,765		230,398		121,725
Dividends		28,027		33,611		136,684
Income from non-financial sector		929,294		838,578		655,092
Other operating income (***)		750,648		723,361		560,234
	Ps.	2,605,401	Ps.	2,389,296	Ps.	2,096,148

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

(*) Ps. 126.0 billion increase in gains on sales of investments, net, related to the sale of Grupo Aval’s subsidiaries’ investment in CIFIN S.A. (classified as other assets) between February and May 2016, as part of a sale agreement signed with other minority shareholders to sell 100% of the company TransUnion Netherlands II B.V. CIFIN is an entity classified as a Technical and Administrative Services Company and accredited as a provider of financial, credit, commercial information and services. The financial entities selling their shares sought a strategic investor with experience and international knowledge, looking to generate added value to this company, by incorporating new knowledge, advanced technologies and better international practices in the analysis of credit information, credit risk management, and money laundering, among others.

(**) See note 14

(***) Since November 30, 2016, Grupo Aval has significant influence on Credibanco. Credibanco’s General Shareholders Meeting agreed to transform the society from a non-profit organization to a Limited Liability Company, which is now accounted for as an associate, generating a gain in non-monetary transactions.

Other Expense	December 31, 2016		December 31, 2015		December 31, 2014
Personnel expenses	Ps.	3,531,087	Ps.	3,111,306	Ps.	2,508,344
Taxes and fees		633,260		557,046		477,001
Depreciation and amortization		471,608		488,212		409,498
Leases		440,777		396,922		320,122
Affiliation contributions and transfers		428,581		349,961		259,636
Consulting, auditing and other fees		355,590		282,181		225,731
Advertising services		344,423		299,281		248,247
Maintenance and repairs		317,170		209,804		156,873
Insurance		316,852		282,452		245,092
Warehouse services		288,491		276,343		246,224
Wealth tax (*)		267,627		303,193		-
Temporary services		184,330		131,236		143,504
Transportation services		160,002		150,866		121,958
Cleaning and security services		138,693		135,299		124,348
Electronic data processing		81,682		66,813		64,862
Adaptation and installation		67,938		57,566		55,529
Travel expenses		54,275		49,876		37,788
Supplies and stationary		23,722		44,514		65,658
Loss on sales of non-current assets held for sale		7,733		-		34,350
Other		405,932		416,244		528,689
	Ps.	8,519,773	Ps.	7,609,115	Ps.	6,273,454

(*) Grupo Aval and its subsidiaries in Colombia are liable for wealth tax during the period from 2015 to 2017. This levy on wealth tax was establish in Colombia during 2014 according to fiscal laws and is calculated on the companies equity determined under fiscal rules at January 1, 2015, 2016 and 2017. The wealth tax is charged at progressive rates, depending on the amount of equity. These rates fluctuate between 0.20% and 1.15% in 2015, 0.15% and 1% in 2016, and 0.05% and 0.40% in 2017. During the year ended at December 31, 2016, Grupo Aval and its subsidiaries in Colombia paid Ps. 267,627 in tax, recorded in income statement.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 31 – ANALYSIS OF OPERATING SEGMENTS

Operating segments are components of Grupo Aval responsible for developing commercial activities that can generate incomes or incur expenses and whose operating profit or loss are regularly reviewed by the Board of Directors of Grupo Aval, and for which financial information is available:

Until June 20, 2016, Grupo Aval was organized into four business segments, however, due to the legal reorganization explained in Note 1, the information provided to the Board of Directors has been updated and adjusted as requested to present five segments considering Corficolombiana as an additional reportable segment.

31.1	Description of products and services from which each reportable segment derives its income

Grupo Aval is organized into five business segments comprised by the four main financial entities (see note 1) of Grupo Aval: Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular and Corficolombiana. All these banks and Corficolombiana, provide services relating to banking activity in Colombia and others countries in commercial, consumer, mortgage housing and microcredit banking. Corficolombiana´s core business is the active management of an equity portfolio.

31.2	Factors used by management to identify reportable segments

Operating segments identified above are based on the strategic organization of Grupo Aval in order to serve different sectors of the economy in Colombia.

31.3	Measurement of the net income, and assets and liabilities of operating segments

The Board of Directors of Grupo Aval revises the financial information of each of its operating segments and assesses the performance of each segment based on the income statement of each of them and on certain credit risk indicators, as described in note 2.26.

31.4	Income

Following is the detail of the reportable financial information under IFRS summarized for each segment as of December 31, 2016, 2015 and 2014:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Statement of Financial Position

December 31, 2016

	Banco Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		Other (2)		Eliminations		Total
Assets
Financial assets held for trading	Ps.	2,179,411	Ps.	645,607	Ps.	228,176	Ps.	182,936	Ps.	1,499,533	Ps.	834,148	Ps.	(976,086)	Ps.	4,593,725
Financial assets available for sale		9,157,156		3,991,626		2,046,466		1,478,433		2,773,149		-		(1,054,318)		18,392,512
Financial assets in debt securities held to maturity		1,256,607		542,008		409,131		250,980		111,760		-		-		2,570,486
Investments in associates		3,354,551		570,782		9,103		-		932,586		7,031,632		(10,752,007)		1,146,647
Loans and receivables		97,169,521		26,573,862		16,016,683		8,981,858		3,141,864		2,201,828		(3,186,884)		150,898,732
Other Assets		28,313,503		3,244,622		2,021,585		1,572,427		12,045,752		1,188,070		(1,914,340)		46,471,619
Total Assets	Ps.	141,430,749	Ps.	35,568,507	Ps.	20,731,144	Ps.	12,466,634	Ps.	20,504,644	Ps.	11,255,678	Ps.	(17,883,635)	Ps.	224,073,721
Liabilities
Customer Deposits		93,676,674		24,176,056		14,733,350		9,706,084		3,846,793		-		(2,251,902)		143,887,055
Financial Obligations		25,863,311		5,504,607		2,451,314		975,300		9,288,278		4,811,942		(3,378,471)		45,516,281
Other Liabilities		4,652,581		1,496,658		867,567		382,166		2,469,928		602,907		(460,644)		10,011,163
Total Liabilities	Ps.	124,192,566	Ps.	31,177,321	Ps.	18,052,231	Ps.	11,063,550	Ps.	15,604,999	Ps.	5,414,849	Ps.	(6,091,017)	Ps.	199,414,499

Statement of Income year ended 2016

	Banco Bogotá S.A. (1)		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		Other (2)		Eliminations (1)		Total
External Income
Financial Income	Ps.	10,481,965	Ps.	3,363,556	Ps.	2,042,878	Ps.	1,193,544	Ps.	442,398	Ps.	22,629	Ps.	-	Ps.	17,546,970
Fees and Commissions		3,957,774		387,986		219,717		237,762		63,763		12,185		-		4,879,187
Participation in profit or loss associates and joint business		(4,275)		(484)		388		729		144,407		-		-		140,765
Dividends		1,779		1,150		3,112		2,941		18,973		72				28,027
Other Operating Income		1,336,184		93,860		183,931		99,701		1,647,967		(19,355)		-		3,342,288
	Ps.	15,773,427	Ps.	3,846,068	Ps.	2,450,026	Ps.	1,534,677	Ps.	2,317,508	Ps.	15,531	Ps.	-	Ps.	25,937,237

Intersegment Income
Financial Incomes	Ps.	219,995	Ps.	2,893	Ps.	848	Ps.	6,223	Ps.	75,641	Ps.	201,737	Ps.	(507,337)	Ps.	-
Fees and Commissions		900		4,386		2,282		13,170		2,115		62,313		(85,166)		-
Participation in profit or loss associates and joint business		116,488		118,109		(1,206)		(1,923)		100		-		(231,568)		-
Dividends		-		20,336		25,293		-		944		1,158,177		(1,204,750)		-
Other Operating Income		1,996,738		62,959		115		1,610		(79,493)		189,234		(2,171,163)		-
		2,334,121		208,683		27,332		19,080		(693)		1,611,461		(4,199,984)		-
Total income	Ps.	18,107,548	Ps.	4,054,751	Ps.	2,477,358	Ps.	1,553,757	Ps.	2,316,815	Ps.	1,626,992	Ps.	(4,199,984)	Ps.	25,937,237

Expenses
Financial Expenses	Ps.	4,568,469	Ps.	1,455,388	Ps.	995,070	Ps.	451,224	Ps.	947,603	Ps.	379,835	Ps.	(405,185)	Ps.	8,392,404
Provision for financial assets impairment		1,897,902		579,471		229,948		236,434		59,176		-		1,253		3,004,184
Depreciations and amortizations		352,619		64,252		40,449		24,787		4,513		577		(15,588)		471,609
Commissions and fees paid		347,612		99,804		83,857		98,738		8,970		410		(19,863)		619,528
Administrative Expenses		2,943,832		632,153		501,664		324,787		138,626		63,014		(194,877)		4,409,199
Other Operating		2,414,695		363,398		293,930		158,243		104,944		38,396		92,862		3,466,468
Income Tax		1,150,393		232,292		151,365		79,994		381,647		2,967		58,251		2,056,909
Total Expenses		13,675,522		3,426,758		2,296,283		1,374,207		1,645,479		485,199		(483,147)		22,420,301
Net Profit	Ps.	4,432,026	Ps.	627,993	Ps.	181,075	Ps.	179,550	Ps.	671,336	Ps.	1,141,793	Ps.	(3,716,837)	Ps.	3,516,936

Controlling interest	Ps.	4,246,148	Ps.	626,393	Ps.	179,923	Ps.	179,389	Ps.	294,371	Ps.	1,141,793	Ps.	(4,528,151)	Ps.	2,139,866
Non-controlling interest	Ps.	185,878	Ps.	1,600	Ps.	1,152	Ps.	161	Ps.	376,964	Ps.	-	Ps.	811,314	Ps.	1,377,070

(1) Includes Ps. 2,208,053 of income resulting from the deconsolidation of Corficolombiana.

(2) Includes Grupo Aval, Grupo Aval Limited and Grupo Aval International Limited.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Statement of Financial Position

December 31, 2015

	Banco Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		Other (1)		Eliminations		Total
Assets
Financial assets held for trading	Ps.	2,679,167	Ps.	732,059	Ps.	274,480	Ps.	41,893	Ps.	1,907,725	Ps.	1,276,389	Ps.	(1,303,560)	Ps.	5,608,153
Financial assets available for sale		9,090,584		4,535,446		2,001,344		1,578,296		3,538,517		(100,258)		(958,984)		19,684,945
Financial assets in debt securities held to maturity		1,126,973		525,366		374,197		255,820		112,944		(20)		-		2,395,280
Investments in associates		3,325,480		557,384		9,718		313		924,400		18,508,858		(22,398,554)		927,599
Loans and receivables		92,613,576		25,630,385		14,272,660		8,454,946		1,513,036		-		(656,929)		141,827,674
Other Assets		28,281,451		3,669,226		2,176,985		1,215,894		11,515,149		6,450,574		(7,073,666)		46,235,613
Total Assets	Ps.	137,117,231	Ps.	35,649,866	Ps.	19,109,384	Ps.	11,547,162	Ps.	19,511,771	Ps.	26,135,543	Ps.	(32,391,693)	Ps.	216,679,264
Liabilities
Customer Deposits		88,811,951		23,890,877		12,605,267		8,958,536		4,085,344		(5,500)		(2,391,847)		135,954,628
Financial Obligations		27,184,011		6,147,535		3,060,906		936,021		8,230,470		7,851,942		(6,111,626)		47,299,259
Other Liabilities		4,847,777		1,576,206		875,868		386,933		2,691,214		429,307		(288,208)		10,519,097
Total Liabilities	Ps.	120,843,739	Ps.	31,614,618	Ps.	16,542,041	Ps.	10,281,490	Ps.	15,007,028	Ps.	8,275,749	Ps.	(8,791,681)	Ps.	193,772,984

Statement of Income year ended 2015

	Banco Bogotá S.A.		Banco de Occidente S.A		Banco Popular S.A.		Banco Av villas S.A.		Corficolombiana S.A.		Other (1)		Eliminations		Total
External Income
Financial Incomes	Ps.	8,511,620	Ps.	2,648,326	Ps.	1,623,643	Ps.	986,384	Ps.	304,109	Ps.	1,517	Ps.	-	Ps.	14,075,599
Fees and Commissions		3,432,512		394,039		180,302		218,769		58,610		-		-		4,284,232

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Banco Bogotá S.A.		Banco de Occidente S.A		Banco Popular S.A.		Banco Av villas S.A.		Corficolombiana S.A.		Other (1)		Eliminations		Total
Participation in profit or loss associates and joint business		178,243		20,674		2,002		1,523		27,956		-		-		230,398
Dividends		416		2,638		2,534		1,909		26,113		-		-		33,610
Other Operating Incomes		706,302		105,337		162,605		90,644		1,263,449		195,244		-		2,523,581
	Ps.	12,829,093	Ps.	3,171,014	Ps.	1,971,086	Ps.	1,299,229	Ps.	1,680,237	Ps.	196,761	Ps.	-	Ps.	21,147,420

Intersegment income
Financial Incomes	Ps.	(32,382)	Ps.	2,570	Ps.	633	Ps.	2,467	Ps.	30,274	Ps.	134,872	Ps.	(138,434)	Ps.	-
Fees and Commissions		471		4,752		3,091		11,895		2,693		57,472		(80,374)		-
Participation in profit or loss associates and joint business		(1,439)		75,227		(1,229)		(2,055)		178,305		912,105		(1,160,914)		-
Dividends		2,105		25,127		30,989		-		-		579,731		(637,952)		-
Other Operating Incomes		207,102		75,435		148		1,493		1,482		(412,878)		127,218		-
Total Segments income	Ps.	175,857	Ps.	183,111	Ps.	33,632	Ps.	13,800	Ps.	212,754	Ps.	1,271,302	Ps.	(1,890,456)	Ps.	-
Total income		13,004,950		3,354,125		2,004,718		1,313,029		1,892,991		1,468,063		(1,890,456)		21,147,420

	Banco Bogotá S.A.		Banco de Occidente S.A		Banco Popular S.A.		Banco Av villas S.A.		Corficolombiana S.A.		Other (1)		Eliminations		Total
Expenses
Financial Expenses	Ps.	3,211,116	Ps.	989,836	Ps.	583,151	Ps.	273,944	Ps.	607,989	Ps.	291,290	Ps.	(205,868)	Ps.	5,751,458
Provision for financial assets impairment		1,323,338		544,143		63,180		188,895		8,468		-		(274)		2,127,750
Depreciations and amortizations		358,517		61,396		39,130		22,571		5,810		788		-		488,212
Commissions and fees paid		327,250		151,038		54,774		85,195		18,013		508		(14,832)		621,946
Administrative Expenses		2,508,967		586,050		465,226		302,765		90,812		52,102		(127,136)		3,878,786
Other Expenses		2,168,528		352,957		276,905		155,355		73,262		27,781		(175)		3,054,613
Income Tax		1,047,656		195,606		173,060		108,704		330,889		3,221		19,834		1,878,970
Total Expenses		10,945,372		2,881,026		1,655,426		1,137,429		1,135,243		375,690		(328,451)		17,801,735
Net Profit	Ps.	2,059,578	Ps.	473,099	Ps.	349,292	Ps.	175,600	Ps.	757,748	Ps.	1,092,373	Ps.	(1,562,005)	Ps.	3,345,685

Controlling interest	Ps.	1,903,866	Ps.	471,754	Ps.	348,487	Ps.	175,554	Ps.	445,899	Ps.	1,092,373	Ps.	(2,396,570)	Ps.	2,041,363
Non-controlling interest	Ps.	155,712	Ps.	1,345	Ps.	805	Ps.	46	Ps.	311,849	Ps.	-	Ps.	834,565	Ps.	1,304,322

(1) Includes Grupo Aval, Grupo Aval Limited and Grupo Aval International Limited.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Statement of Income year ended 2014

	Banco Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		Other (1)		Eliminations		Total
External Income
Financial Income	Ps.	6,460,023	Ps.	2,282,635	Ps.	1,524,132	Ps.	923,953	Ps.	237,103	Ps.	(6,042)	Ps.	-	Ps.	11,421,804
Fees and Commissions		2,770,236		322,642		177,085		218,631		58,092		-		-		3,546,686
Participation in profit or loss associates and joint business		177,465		12,909		514		662		(69,825)		-		-		121,725
Dividends		322		15,492		2,983		1,128		100,649		16,109		-		136,683
Other Operating Income		751,392		146,784		153,744		84,498		1,218,912		25,152		-		2,380,482
	Ps.	10,159,438	Ps.	2,780,462	Ps.	1,858,458	Ps.	1,228,872	Ps.	1,544,931	Ps.	35,219	Ps.	-	Ps.	17,607,380

Intersegment Income
Financial Incomes	Ps.	102,954	Ps.	2,978	Ps.	1,138	Ps.	3,164	Ps.	-	Ps.	99,911	Ps.	(210,145)	Ps.	-
Fees and Commissions		172		4,125		3,438		8,393		-		55,845		(71,973)		-
Participation in profit or loss associates and joint business		(607)		91,835		(514)		(662)		176,966		2,315,779		(2,582,797)		-
Dividends		2,504		77,784		39,111		-		-		20,583		(139,982)		-
Other Operating Income		(130,014)		519,255		227		4,424		-		224,642		(618,534)		-
		(24,991)		695,977		43,400		15,319		176,966		2,716,760		(3,623,431)		-
Total income	Ps.	10,134,447	Ps.	3,476,439	Ps.	1,901,858	Ps.	1,244,191	Ps.	1,721,897	Ps.	2,751,979	Ps.	(3,623,431)	Ps.	17,607,380

Expenses
Financial Expenses	Ps.	2,346,465	Ps.	844,672	Ps.	505,487	Ps.	231,610	Ps.	483,767	Ps.	223,159	Ps.	(136,438)	Ps.	4,498,722
Provision for financial assets impairment		1,039,147		387,681		92,404		161,203		17,078		-		-		1,697,513
Depreciations and amortizations		261,259		72,864		44,485		26,227		4,455		208		-		409,498
Commissions and fees paid		264,677		129,239		42,881		76,275		8,587		641		(12,771)		509,529
Administrative Expenses		1,872,472		484,522		379,523		287,783		63,795		56,203		(87,174)		3,057,124
Other Operating		1,681,031		338,531		251,253		146,683		89,732		120,442		1,543		2,629,215
Income Tax		983,072		206,034		196,005		94,787		315,122		13,278		-		1,808,298
Total Expenses		8,448,123		2,463,543		1,512,038		1,024,568		982,536		413,931		(234,840)		14,609,899
Net Profit	Ps.	1,686,324	Ps.	1,012,896	Ps.	389,820	Ps.	219,623	Ps.	739,361	Ps.	2,338,048	Ps.	(3,3388,591)	Ps.	2,997,481

Controlling interest	Ps.	1,551,348	Ps.	1,011,786	Ps.	388,392	Ps.	219,251	Ps.	479,481	Ps.	2,338,048	Ps.	(4,173,289)	Ps.	1,815,017
Non-controlling interest	Ps.	134,976	Ps.	1,110	Ps.	1,428	Ps.	372	Ps.	259,880	Ps.	-	Ps.	784,698	Ps.	1,182,464

(1) Includes Grupo Aval, Grupo Aval Limited and Grupo Aval International Limited.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Main eliminations of total income, expenses, assets and liabilities between segments with the corresponding consolidated entries at the level of Grupo Aval are:

•	Loans with financial obligations of entities mainly from non-financial sector.
•	Investments in term deposits and outstanding bonds of in other segments.
•	Investments in subsidiaries elimination and record of non- controlling interests.
•	Expenses and incomes for commissions.

31.5	Analysis of Revenues by Products and Services

Grupo Aval’s revenues are analyzed by products and services, in the statement of income.

31.6	Income by Country

Grupo Aval’s revenues for each individual country for which revenues are significant, are the following during the years ended as of December 31, 2016, December 31, 2015 and December 31, 2014:

	December 31, 2016		December 31, 2015		December 31, 2014
Colombia	Ps.	18,548,029	Ps.	15,749,570	Ps.	13,926,362
Panamá		1,333,843		1,293,132		653,664
Costa Rica		2,598,446		1,778,560		1,211,551
Guatemala		1,084,436		1,027,948		605,644
Other countries		2,372,483		1,298,225		1,210,159
Total Consolidated Revenues	Ps.	25,937,237	Ps.	21,147,435	Ps.	17,607,380

The foregoing analysis is based on the customer's domicile. Income from off- shore entities of Colombian customers are reported as income from Colombia. The revenues include income for interests, fees, commissions and other operating income.

31.7	Non-current assets by Country

Grupo Aval’s non-current assets for each individual country for which noncurrent assets are significant, are the following during the years ended as of December 31, 2016 and December 31, 2015:

December 31, 2016

	Own – use Property, plant and equipment, net		(*) Intangible assets
Colombia	Ps.	4,702,347	Ps.	5,496,699
Panamá		208,727		3,681,756
Costa Rica		376,984		113,009
Guatemala		97,798		14,110
Other countries		513,393		1,059,718
Total	Ps.	5,899,249	Ps.	10,365,292

(*) see the notes 16 through 18.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

December 31, 2015

	Own – use Property, plant and equipment, net		(*) Intangible assets
Colombia	Ps.	4,575,795	Ps.	4,958,791
Panamá		202,153		3,951,630
Costa Rica		384,485		52,377
Guatemala		105,648		8,449
Other countries		467,509		1,088,321
Total	Ps.	5,735,590	Ps.	10,059,568

(*) see the note from 16 to 18.

During the year ended December 31, 2016, 2015 and 2014, Grupo Aval’s reported no concentration of revenue in customers with more than a 10% share of revenue from ordinary activities.

NOTE 32 – OFFSET OF FINANCIAL ASSETS WITH FINANCIAL LIABILITIES

Following is a detail of the financial instruments subject to offset contractually required as of December 31, 2016 and 2015:

December 31, 2016

	Gross Amounts of		Gross Amonts Offset in the		Net Amounts of Assets Presented in the		Gross Amounts Not Offset in the Consolidated Balance Sheet
	Recognized Assets		Consolidated Balance Sheet		Consoliated Balance Sheet		Financial Instruments		Collateral Received		Net Exposure
Offsetting assets
Derivatives	Ps.	864,460	Ps.	(233,772)	Ps.	630,688	Ps.	(4,890)	Ps.	(40,241)	Ps.	585,557
Repurchase agreements		711,950	-			711,950		(671,028)		-		40,922
Total	Ps.	1,576,410	Ps.	(233,772)	Ps.	1,342,638	Ps.	(675,918)	Ps.	(40,241)	Ps.	626,479

	Gross Amounts of			Gross Amounts Offset in the	Net Amounts of Liabilities Presented in the		Gross Amounts Not Offset in the Consolidated Balance Sheet
	Recognized Liabilities			Consolidated Balance Sheet	Consolidated Balance Sheet		Financial Instruments		Collateral Received		Net Exposure

Offsetting liabilities
Derivatives		942,258		(258,127)		684,131		(51,030)		(90,228)		542,873
Repurchase agreements		5,457,370		-		5,457,370		(5,264,105)		-		193,265
Total	Ps.	6,399,628	Ps.	(258,127)	Ps.	6,141,501	Ps.	(5,315,135)	Ps.	(90,228)	Ps.	736,138

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

December 31, 2015

	Gross Amounts of		Gross Amonts Offset in the		Net Amounts of Assets Presented in the		Gross Amounts Not Offset in the Consolidated Balance Sheet
	Recognized Assets		Consolidated Balance Sheet		Consoliated Balance Sheet		Financial Instruments		Collateral Received		Net Exposure
Offsetting assets
Derivatives	Ps.	1,225,158	Ps.	(160,383)	Ps.	1,064,775	Ps.	-	Ps.	(15,212)	Ps.	1,049,563
Repurchase agreements		560,943	-			560,943		(464,765)		-		96,178
Total	Ps.	1,786,101	Ps.	(160,383)	Ps.	1,625,718	Ps.	(464,765)	Ps.	(15,212)	Ps.	1,145,741

	Gross Amounts of			Gross Amonts Offset in the	Net Amounts of Assets Presented in the		Gross Amounts Not Offset in the Consolidated Balance Sheet
	Recognized Assets			Consolidated Balance Sheet	Consoliated Balance Sheet		Financial Instruments		Collateral Received		Net Exposure

Offsetting liabilities
Derivatives		1,999,924		(518,468)		1,481,456		-		(351,540)		1,129,916
Repurchase agreements		8,572,582		-		8,572,582		(8,527,826)		-		44,756
Total	Ps.	10,572,506	Ps.	(518,468)	Ps.	10,054,038	Ps.	(8,527,826)	Ps.	(351,540)	Ps.	1,174,672

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

Nature and risks associated with Grupo Aval’s interests in unconsolidated structured entities

December 31, 2016	Securitizations		Grupo Aval’s managed funds		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	27,377	Ps.	2,719,217	Ps.	2,746,594
Other account receivables		-		45,489		45,489
Total assets in relation to the Grupo Aval’s interests in the unconsolidated structured entities		27,377		2,764,706		2,792,083
Grupo Aval’s maximum exposure	Ps.	27,377	Ps.	2,764,706	Ps.	2,792,083

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

December 31, 2015	Securitizations		Grupo Aval’s managed funds		Total
Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	38,975	Ps.	944,656	Ps.	983,631
Other account receivables		-		36,928		36,928
Total assets in relation to the Grupo Aval’s interests in the unconsolidated structured entities		38,975		981,584		1,020,559
Grupo Aval’s maximum exposure	Ps.	38,975	Ps.	981,584	Ps.	1,020,559

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

In the normal course of operations, Grupo Aval has trust companies that manage collective investment funds and assets of third parties whose the managing trustees receive commissions. Additionally Grupo Aval has the subsidiary Fondo de Pensiones y Cesantias Porvenir S. A. which according to Colombian rules is required to directly invest on severance and mandatory pensions funds managed for it set in equity for a total amount of 1% of the assets of these funds. For management services provided by the trust and Porvenir, commissions vary according to the conditions of each fund or asset managed are received.

The obligations of these entities in the administration of these assets are of means and do not guarantee the results. The maximum exposure risk of loss is determined by the possible failures in the administration of the funds by the amount of the returns that manages and the return of the results of assets the clients.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

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

Sales and repurchase agreements are transactions in which Grupo Aval sells security and simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because Grupo Aval sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2016, the financial investments debt securities available for sale that are being used as collateral in repo operations amounted Ps. 4,634,984 (December 31, 2015 Ps. 7,436,392) see Note 8, and financial assets held for trading that are being used as collateral in repo operations amounted Ps. 629,121 (December 31, 2016 Ps. 1,091,434) See Note 7.

ii.	Securities lending

As of December 31, 2016 and 2015 Grupo Aval has not recorded securities lending.

B.	Transfer of financial assets that are derecognized in their entirety.

I.	Securitizations

Certain securitization transactions undertaken by Grupo Aval result in the derecognizing transferred assets in their entirety. This is the case when Grupo Aval transfers substantially all of the risks and rewards of ownership of financial assets to unconsolidated securitization vehicle and retains a relatively small interest in the vehicle or a service arrangement in respect of the transferred financial assets. If the financial assets are derecognized in the entirety, then the interest in unconsolidated securitization vehicles that Grupo Aval receives as part of the transfer and the service arrangement represent continuing involvement with those assets.

During the years ended at December 31, 2016, 2015 and 2014, Grupo Aval did not transfer financial assets to special purpose vehicles. However before 2014, a subsidiary bank made a transfer of mortgage loans to unconsolidated special purpose vehicles as the bank did not have control over them. In the securitization process, Grupo Aval received investment securities as payment for the transferred assets classified as investments at fair value adjusted in profit or loss at December 31, 2016, 2015 and 2014. At present, the subsidiary bank collects the accounts receivable transferred to the vehicle, and such collected amounts are immediately transferred to the special purpose vehicle in charge of such accounts. For collecting the payments, Grupo Aval receives 1% as commission fee based on the collected

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

accounts receivable. A loss can potentially occur if the costs incurred in the execution of the collecting service exceed the commission fee revenue received.

The table below explain in detail the assets at December 31, 2016, 2015 and 2014 that represent the continuing involvement of Grupo Aval with the accounts receivable transferred and revenue obtained during the collecting process of such loans.

At the end of the year	December 31, 2016		December 31, 2015		December 31, 2014
Financial assets (1)	Ps.	27,377	Ps.	38,975	Ps.	52,808
Income for commission and fees	Ps.	96	Ps.	359	Ps.	560

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

To verify the correct identification of relationships and transaction with related parties, the Group has established a specific written Procedure for the Identification and Disclosure of Balances and Transactions with Related Parties. Such procedure is communicated and made available to our personnel through the Group’s intranet. In application of this procedure, our members of the board of directors and our key management personnel are periodically required to identify close family members and entities over which such persons have significant influence. Such process is conducted by means of a written request containing the criteria that such person must consider in order to provide information on close family members and entities that must be disclosed as their related parties.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

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

In 2016, Grupo Aval conducted a scope analysis of the applicable definitions for related party transactions under IAS 24 and balances reporting for IFRS purposes. Accordingly, figures for 2015 have been re-expressed in this section reflecting related party transactions after the scope analysis definitions. This changes had no financial statement impact other than for disclosure purposes.

In consideration of the foregoing, balances as of December 31, 2016 and 2015, with related parties, are included on the following tables:

	Individuals				Entity
December 31, 2016	Mr. Sarmiento Angulo and relatives		Key management personnel and their affiliates		Associates and joint arrangements		Entities controlled by individuals		Entities with significant influence by individuals

Assets
Cash and equivalents	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Financial assets in investments		-		-		157,427		-		-
Financial assets in credit operations		3,897		9,520		1,809,972		1,276,534		24,695
Accounts receivable		3		28		157,725		8,781		125,532
Other assets		-		1		41,168		30,068		-

Liabilities
Deposits	Ps.	100,787	Ps.	39,431	Ps.	2,610,620	Ps.	446,802	Ps.	588
Accounts payable		73		582		16,215		641,363		37,831
Financial obligations		3		308		9,445		-		-
Other liabilities		-		-		1,984		3,982		-

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	Individuals				Entity
December 31, 2015	Mr. Sarmiento Angulo and relatives		Key management personnel and their affiliates		Associates and joint arrangements		Entities controlled by individuals		Entities with significant influence by individuals

Assets
Cash and equivalents	Ps.	-	Ps.	-	Ps.	59	Ps.	-	Ps.	-
Financial assets in investments		-		-		891,187		-		-
Financial assets in credit operations		361		9,806		1,540,511		949,347		24,784
Accounts receivable		1		32		107,542		6,758		10,549
Other assets		-		-		44,899		32,768		-

Liabilities
Deposits	Ps.	73,039	Ps.	16,678	Ps.	2,493,494	Ps.	640,864	Ps.	8,829
Accounts payable		75		55		20,744		720,611		3
Financial obligations		-		31		9,333		-		-
Other liabilities		-		-		2,947		258		-

The transactions during the years ended as of December 31, 2016 and 2015 with related parties comprise:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

a.	Profit or loss

	Individuals			Entity
December 31, 2016	Mr. Sarmiento Angulo and relatives		Key management personnel and their affiliates	Associates and joint arrangements	Entities controlled by individuals	Entities with significant influence by individuals

Income
Interest income	Ps.	28	321	81,646	64,299	789
Fee income and commissions		4	28	12,717	33,659	-
Leases		-	-	66	290	30
Other income		440	-	171,405	2,957	9,915

Expenses
Financial expenses		84	656	88,800	19,064	-
Fee expenses and commissions		333	931	15,451	2,674	143
Operating expenses		-	5,588	75	2,060	1
Other expenses		11	1,390	193,762	15,159	811

	Individuals			Entity
December 31, 2015	Mr. Sarmiento Angulo and relatives		Key management personnel and their affiliates	Associates and joint arrangements	Entities controlled by individuals	Entities with significant influence by individuals

Income
Interest income	Ps.	84	379	66,562	23,506	1,122
Fee income and commissions		3	28	6,471	26,775	-
Leases		-	-	278	262	19
Other income		2	80	190,571	2,423	5,786

Expenses
Financial expenses		163	209	324	18,001	-
Fee expenses and commissions		2	1,327	13,597	1,227	8
Operating expenses		-	8,288	114	1,963	-

Other expenses		5	154	71,759	27,916	60

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Outstanding amounts are not guaranteed and shall be liquidated in cash. Guarantees have not been granted or received. No expense has been recognized during the current period nor in previous periods with respect to uncollectable or accounts of doubtful collection relating to amounts in debt by related parties.

b.	Compensation of Key Management Personnel

The compensation received by the key personnel of the management comprises the following:

	Years ended as of
Items	December 31, 2016		December 31, 2015		December 31, 2014
Salaries	Ps.	15,731	Ps.	14,271	Ps.	14,246
Short term benefits for employees		10,664		12,282		10,515
Total	Ps.	26,395	Ps.	26,553	Ps.	24,761

Transactions with our related parties correspond primarily to normal course of banking business activities effected in market conditions.  Such transactions include demand and saving deposits, time deposits, commercial, consumer and mortgage loans, financial leases, payment of dividends and or interest. Our subsidiaries may eventually enter into operations among themselves inherent to their financial activities, including credit operations, foreign exchange intermediation operations and stock market brokerage although eliminated in consolidated in financial statement. For the purpose of conducting intragroup operations relating to financial services and products offered, our subsidiaries must strictly comply at all times with applicable regulations, as well as with policies and procedures of Grupo Aval (such as the Reference Framework for Institutional Relations) regulating these types of operations. Particularly regarding the establishment of counterparty limits, applicable exposure limits per type of operation and the obligation of performing such operations under prevailing market and economic terms and conditions, as well as the need of performing disclosures to the market through mechanisms established for said purpose, such as their inclusion in the financial statements and publishing relevant information, as the case may be.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

NOTE 36 – SUBSEQUENT EVENTS

At the General Meeting of Shareholders that took place on March 31st, 2017, it was declared a dividend of Ps. 4.90 per month for the preferred and common shares, during period of twelve-month between April, 2017 and March 2018, for a total dividend of Ps. 1,310,124 according to the following:

Net income for the six-month period ended December 31, 2016 included in the unconsolidated financial statements of Grupo Aval		1,053,594
Occasional reserve release at the disposal of the General Meeting of Shareholders		5,591,387
Total Income available for disposal of the General Meeting of Shareholders		6,644,981

Cash Dividends		Ps. 58.80 per share payable in twelve monthly installments of Ps.4.90 per share, from April, 2017 to March, 2018.
Ordinary shares outstanding		15,240,124,702
Preferred shares outstanding		7,040,892,457
Total shares outstanding		22,281,017,159
Total dividends declared	Ps.	1,310,124

To Occasional reserve at the disposal of General Meeting of Shareholders		5,334,857

In a meeting held on March 31th 2017, Grupo Aval’s Board of Directors approved the presentation of the consolidated financial statements under Colombian IFRS and the accompanying notes for the period ended December 31, 2016, for consideration of the General Meeting of Shareholders.

NOTE 37 – PARENT COMPANY INFORMATION

Condensed Unconsolidated Statement of financial positions

Following are the condensed separate statement of financial position and statement of income of Grupo Aval Acciones y Valores S.A., at December 31, 2016, and 2015 and statement of cash flows for the fiscal year ended December 31, 2016 and 2015.

Condensed separate Statement of Financial Position

	December 31,
	2016		2015
Current Assets
Cash and cash equivalents	Ps.	47,280	Ps.	12,164
Trading securities		4,980		4,456
Accounts receivable from related parties		260,445		251,321
Other assets		17,759		14,713
Total current assets	Ps.	330,464	Ps.	282,654

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

	December 31,
	2016		2015
Non-current Assets
Investments in subsidiaries		17,529,893		16,584,183
Property and equipment		3,170		3,294
Other assets		-		41
Total non-current assets	Ps.	17,533,063	Ps.	16,587,518

Total assets	Ps.	17,863,527	Ps.	16,870,172

Current liabilities
Borrowings at amortized cost		370,349		3,696
Outstanding bonds at amortized cost		6,701		119,079
Accounts payable		430,279		428,021
Other non-financial liabilities		1,234		1,244
Total current liabilities	Ps.	808,563	Ps.	552,040

Long-term liabilities
Borrowings at amortized cost		365,605		514,322
Outstanding bonds		704,080		404,080
Total non-current liabilities	Ps.	1,069,685	Ps.	918,402

Total liabilities	Ps.	1,878,248	Ps.	1,470,442

Equity
Shareholders’ equity		15,985,279		15,399,730

Total liabilities and shareholders’ equity	Ps.	17,863,527	Ps.	16,870,172

Condensed separate Statement of Income	December 31, 2016		December 31, 2015		December 31, 2014

Operating revenue
Equity method income, net		2,330,814		2,331,965		2,272,478
Other revenue from ordinary activities		77,387		75,262		113,962
Total operating revenue	Ps.	2,408,201	Ps.	2,407,227	Ps.	2,386,440

Expenses, net
Administrative expenses		98,130		79,908		84,288
Other expenses		168		337		783
(Losses) Gains from exchange differences		(1,085)		(29,760)		114,006
Operating income	Ps.	2,308,818	Ps.	2,297,222	Ps.	2,415,375

Financial expenses		125,585		68,512		150,020

Earnings before taxes		2,183,233		2,228,710		2,265,355
Income tax expense		5,620		6,571		15,737
Net income	Ps.	2,177,613	Ps.	2,222,139	Ps.	2,249,618

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

Condensed separate Cash flow	December 31, 2016		December 31, 2015		December 31, 2014

Net income	Ps.	2,177,613	Ps.	2,222,139	Ps.	2,249,618
Adjustments to reconcile net income to net cash used by operating activities		(1,726,296)		(1,470,593)		(1,681,323)
Net cash provided by operating activities		451,317		751,546		568,295
Net cash provided (used in) by investing activities		(55,374)		192,801		(2,342,535)
Net cash (used in) provided by financing activities		(360,827)		(974,642)		980,866
Increase (decrease) in cash and cash equivalents		35,116		(30,295)		(793,374)
Cash and cash equivalents at beginning of year		12,164		42,459		835,833
Cash and cash equivalents at end of year	Ps.	47,280	Ps.	12,164	Ps.	42,459

Basis for presenting and summary of significant accounting policies

The attached separated financial statement of Grupo Aval have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and their interpretations from the International Financial Reporting Standards Committee (IFRIC), currently in force and on the basis of historic cost, except for financial assets at fair value through profit or losses.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted.

According to Colombian Laws, the separated financial statements prepared on half year basis under partial IFRS in force as of December 31, 2013 are the basis for distribution of dividends.

The separated financial statements of Grupo Aval have been prepared using the same IFRS basis and principles that Grupo Aval used to prepare it consolidated financial statements described in Note 2, except as provided below for its investments in subsidiaries.

Commitments and contingencies

In the normal course of business, certain subsidiaries of Grupo Aval are defendants in various tax and legal proceedings. Grupo Aval is not aware of any pending legal proceedings which could have a significant effect on its financial position or the results of its operations.

Investment in subsidiaries companies

Based on the IAS 27, when an entity prepares separate financial statements it shall account for investments in subsidiaries either: a) at cost or b) at fair value, in accordance with IAS 39 or c) using the equity method. Based on that Grupo Aval accounts its investments in subsidiaries using the equity method.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

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

Additionally, in a business combination process, to acquire some subsidiaries any difference between the cost of investment and Grupo Aval’s share on the net fair value of the subsidiary identifiable acquired assets and assumed liabilities is accounted as follows:

Goodwill relating to the acquisition is included in the carrying amount of the investment. Bonds at Amortization of goodwill is not permitted.

Appropriate adjustment to Grupo Aval share of the subsidiary after acquisition are made to account for example for depreciation of assets acquired in the business combination process based on their fair value at the acquisition date and for the impairment losses in such assets.

Investment in Subsidiaries

Investment in subsidiaries as of December 31, 2016 and 2015 comprise the following:

	December 31, 2016			December 31, 2015
Subsidiary	% of participation in voting rights	Book Value		% of participation in voting rights	Book Value

Banco de Bogotá S.A.	68.74%	Ps.	10,331,548	68.74%	Ps.	10,692,187
Banco de Occidente S.A.	72.27%		3,089,717	72.27%		1,926,842
Banco Comercial AV Villas S.A.	79.87%		1,139,881	79.87%		1,055,501
Banco Popular S.A.	93.74%		2,624,196	93.74%		2,149,689
Corporación Financiera Colombiana S.A.	44.49%		472,466	44.42%		501,271
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	75.69%		341,112	75.69%		752,302
Grupo Aval Limited	100.00%		(316,553)	100.00%		(319,207)
Grupo Aval International Limited	100.00%		(152,474)	100.00%		(174,402)
		Ps.	17,529,893		Ps.	16,584,183

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statement

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(Figures expressed in millions of Colombian pesos)

a)	Outstanding bonds

Bonds at December 31, 2016 and 2015 comprise the following:

					Amounts outstanding
Issuance date	Traches		Maturity	Coupon rate	2016		2015

November, 2016	Ps.	93,000	November, 2026	IPC + 3.86%	Ps.	93,000	Ps.	-
November, 2016		207,000	November, 2036	IPC + 4.15%		207,000		-
December, 2009		114,670	December, 2016	IPC + 4.49%		-		114,670
December, 2009		279,560	December, 2019	IPC + 4.84%		279,560		279,560
December, 2009		124,520	December, 2024	IPC + 5.20%		124,520		124,520
Total Bonds	Ps.	818,750			Ps.	704,080	Ps.	518,750

The scheduled maturities of bonds as of December 31, 2016 are as follows

Period	Amount
2019 and thereafter		704,080
Total	Ps.	704,080

APPENDIX A. SELECTED FINANCIAL AND STATISTICAL DATA PREPARED UNDER COLOMBIAN BANKING GAAP

Included below is selected financial and statistical data for Grupo Aval that has been derived from audited financial statements at and for the years ended December 31, 2013 and 2012, prepared in accordance with the regulations of the Superintendency of Finance applicable to financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks operating in Colombia, consistently applied, together with such regulations, on the issue date (which we refer to in this document, collectively, as “Colombian Banking GAAP.”) The audited consolidated financial statements included elsewhere in this document have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Colombian Banking GAAP differs in certain material respects from IFRS. Reconciliations and descriptions of the effect of the transition from Colombian Banking GAAP to IFRS are provided in Note 38 to our audited consolidated financial statements included in our annual report on Form 20-F from the previous year. For further information about the preparation of our financial data, please see “Presentation of financial and other information” and “Item 3. Key information—Selected financial and operating data—Non-IFRS measures reconciliation.”

This appendix reflects our policies in force on or prior to December 31, 2013.

Statement of income data

	Grupo Aval
	For the year ended December 31,
	2013	2012
	(In Ps billions, except share and per share data)
Colombian Banking GAAP
Operating income:
Net interest income	6,981.0	6,310.3
Provisions for loan and financial lease losses, accrued interest and other receivables, net	(1,417.4)	(1,041.8)
Recovery of charged-off assets	148.2	142.7
Provision (recovery) for investment securities, foreclosed assets and other assets	(25.0)	(18.2)
Total (provisions) reversals, net	(1,294.2)	(917.3)
Total fees and other services income, net	2,814.4	2,382.0
Total other operating income	1,317.4	885.7
Total operating income	9,818.5	8,660.6
Total operating expenses	(6,028.1)	(5,299.5)
Net operating income	3,790.4	3,361.1
Non-operating income (expense):
Other income	453.4	618.5
Other expense	(217.2)	(170.4)
Total non-operating income (expense), net	236.1	448.1
Income before income tax expense and non-controlling interest	4,026.6	3,809.2
Income tax expense	(1,414.7)	(1,371.7)
Income before non-controlling interest	2,611.9	2,437.4
Non-controlling interest	(1,011.4)	(911.1)
Net income attributable to Grupo Aval shareholders	1,600.5	1,526.4

Earnings per 1,000 shares (basic and diluted earnings):
Common and preferred shares (in pesos)	86,013.9	82,277.2
Common and preferred shares (in U.S. dollars) (1)	44.6	46.5

	Grupo Aval
	For the year ended December 31,
	2013	2012
	(In Ps billions, except share and per share data)
Dividends per 1,000 shares (2):
Common and preferred shares (in pesos)	55,632.9	49,200.0
Common and preferred shares (in U.S. dollars) (1)	28.9	27.8
Weighted average number of common and preferred fully paid shares outstanding (basic and diluted):
Outstanding shares	18,607,487.3	18,551,766.5
U.S. GAAP (3)
Provision for loans, leases and other receivables	(1,113.5)	(971.7)
Net income attributable to controlling interest under U.S. GAAP	1,632.5	1,564.5
Basic and diluted net income per 1,000 shares
Outstanding shares (pesos)	87,731.9	84,330.3
Outstanding shares (U.S. dollars) (1)	45.5	47.7

(1)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance of Ps 1,768.23 and Ps 1,926.83, per U.S.$1.00 at 2012 and 2013, respectively.

(2)	Dividends are declared semi-annually in March (for the six-month period ended December 31 of the previous year) and September (for the six-month period ended June 30 of the current year) of each year. We do not declare dividends on a quarterly basis.

(3)	See Note 38 to our audited consolidated financial statements included in our annual report on Form 20-F from the previous year for reconciliations to U.S. GAAP.

Balance sheet data

	Grupo Aval
	At December 31,
	2013	2012
	(In Ps billions, except per share data)
Colombian Banking GAAP
Assets:
Total cash and cash equivalents	16,096.6	13,398.9
Total investment securities, net	27,298.6	23,295.8
Total loans and financial leases, net	93,440.8	77,483.8
Total interest accrued on loans and financial leases, net	735.2	716.0
Bankers’ acceptances, spot transactions and derivatives	411.9	454.3
Accounts receivable, net	1,765.6	1,800.9
Property, plant and equipment, net	2,044.8	1,794.9
Operating leases, net	439.2	375.7
Foreclosed assets, net	109.2	92.0
Prepaid expenses and deferred charges	2,239.7	1,961.7
Goodwill, net (1)	4,968.0	2,842.5
Other assets, net	1,323.9	1,128.6
Reappraisal of assets	3,413.7	2,317.8
Total assets	154,287.4	127,663.0

	Grupo Aval
	At December 31,
	2013	2012
	(In Ps billions, except per share data)
Liabilities:
Total deposits	101,190.4	81,463.3
Bankers’ acceptances and derivatives financial instruments	447.3	410.0
Interbank borrowings and overnight funds	5,123.6	5,156.5
Borrowings from banks and others	11,954.1	10,380.9
Accounts payable	2,867.7	3,005.3
Accrued interest payable	509.2	474.8
Other liabilities	2,221.7	1,700.6
Long-term debt (bonds)	11,179.7	9,769.0
Estimated liabilities	593.3	811.7
Non-controlling interest	6,472.2	5,407.7
Total liabilities	142,559.2	118,579.9
Shareholders’ equity:
Subscribed and paid-in capital:
Common shares	20.2	18.6
Additional paid-in capital	5,784.5	3,671.7
Retained earnings:
Appropriated	3,574.8	2,911.3
Unappropriated	765.6	804.9
Equity surplus:
Equity inflation adjustments	652.2	654.6
Unrealized gains (losses) on investment securities available for sale	(523.6)	78.2
Reappraisal of assets	1,454.5	943.8
Total shareholders’ equity	11,728.2	9,083.1
Total liabilities and shareholders’ equity	154,287.4	127,663.0

U.S. GAAP (2)
Loans	93,924.4	78,333.3
Financial leases	8,103.4	7,650.7
Total loans and financial leases	102,027.8	85,984.0
Allowance for loans, lease losses and other receivables losses	(2,615.7)	(2,350.4)
Total loans and financial leases, net	99,412.0	83,633.6
Controlling interest shareholders’ equity under U.S. GAAP	9,536.5	7,426.2
Controlling interest shareholders’ equity under U.S. GAAP per 1,000 shares (U.S. dollars and Ps)	512,510.6	400,297.5

(1)	Goodwill attributable to Grupo Aval’s shareholders was Ps 3,617.4 billion and Ps 1,943.4 billion at December 31, 2013 and 2012, respectively. Our attributable tangible equity (calculated as total shareholders’ equity minus goodwill attributable to Grupo Aval) was Ps 8,110.8 billion and Ps 7,139.7 billion at December 31, 2013 and 2012, respectively.

(2)	See Note 38 to our audited consolidated financial statements included in our annual report on Form 20-F from the previous year for reconciliations to U.S. GAAP.

Other financial and operating data

	Grupo Aval
	At and for the year ended December 31,
Colombian Banking GAAP	2013	2012
	(in percentages, unless otherwise indicated)
Profitability ratios:
Net interest margin (1)	6.2	6.5
ROAA (2)	1.9	2.0
ROAE (3)	17.1	17.7
Efficiency ratio:
Operating expenses before depreciation and amortization / total operating income before net provisions	50.4	51.3
Capital ratios:
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.8	11.4
Tangible equity ratio (4)	8.9	9.3
Credit quality data:
Non-performing loans as a percentage of total loans (5)	1.8	1.6
Delinquency ratio loans past due more than 30 days	2.4	2.3
“C,” “D” and “E” loans as a percentage of total loans	3.5	3.3
Allowance for loans as a percentage of non-performing loans	179.3	194.3
Allowance for loans as a percentage of past due loans	133.3	139.2
Allowance for loans as a percentage of “C,” “D” and “E” loans	90.4	95.6
Allowance for loans as a percentage of total loans	3.2	3.2
Operational data (in units):
Number of customers of the banks (6)	11,661,279	10,345,695
Number of employees	66,865	59,406
Number of branches (7)	1,721	1,545
Number of ATMs (7)	5,179	4,328

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.

(2)	For the years ended December 31, ROAA is calculated as income before non-controlling interest divided by average assets (the sum of total assets at December 31 of the fiscal year and total assets at December 31 of the previous fiscal year, divided by two).

If average assets were calculated using monthly consolidated information, rather than the average at the beginning and end of an annual period, our ROAA would be: 1.9% and 2.1% for the periods ended December 31, 2013 and 2012, respectively.

(3)	For the years ended December 31, ROAE is calculated as net income divided by average shareholders’ equity (shareholders’ equity at the end of the period plus shareholder’ equity at the end of the prior period, divided by two).

If average shareholders’ equity were calculated using monthly consolidated information, rather than the average at the beginning and end of such period, our ROAE would be as follows: 17.3%, and 17.8% for the periods ended December 31, 2013 and 2012, respectively.

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

For the years ended December 31, 2013 and 2012, the following table presents:

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
	(in Ps billions, except percentages)
Assets
Interest-earning assets
Interbank and overnight funds
Domestic
Peso-denominated	1,347.8	110.9	8.2%	1,451.4	167.9	11.6%
Foreign currency-denominated	661.3	48.8	7.4%	839.0	10.6	1.3%
Total domestic	2,009.2	159.7	7.9%	2,290.4	178.6	7.8%
Foreign	770.5	30.5	4.0%	801.8	28.3	3.5%
Total	2,779.7	190.1	6.8%	3,092.3	206.8	6.7%
Investment securities (1)
Domestic
Peso-denominated	19,343.8	1,077.0	5.6%	16,559.8	1,145.6	6.9%
Foreign currency-denominated	2,310.9	62.0	2.7%	3,101.4	87.4	2.8%
Total domestic	21,654.7	1,139.0	5.3%	19,661.2	1,233.0	6.3%
Foreign	3,319.9	167.9	5.1%	1,802.1	66.0	3.7%
Total	24,974.6	1,306.9	5.2%	21,463.3	1,299.0	6.1%
Loans and financial leases (2)
Domestic
Peso-denominated	63,179.1	7,310.5	11.6%	56,742.4	7,052.0	12.4%
Foreign currency-denominated	6,433.3	184.0	2.9%	4,850.8	170.2	3.5%
Total domestic	69,612.5	7,494.4	10.8%	61,593.2	7,222.2	11.7%
Foreign	14,337.7	1,791.9	12.5%	11,465.8	1,476.9	12.9%
Total	83,950.2	9,286.3	11.1%	73,059.0	8,699.2	11.9%
Total interest-earning assets
Domestic
Peso-denominated	83,870.7	8,498.3	10.1%	74,753.6	8,365.6	11.2%
Foreign currency-denominated	9,405.6	294.8	3.1%	8,791.2	268.2	3.1%
Total domestic	93,276.3	8,793.1	9.4%	83,544.8	8,633.8	10.3%
Foreign	18,428.1	1,990.3	10.8%	14,069.7	1,571.2	11.2%
Total interest-earning assets	111,704.4	10,783.4	9.7%	97,614.5	10,205.0	10.5%
Non-interest-earning assets
Cash and due from banks
Domestic
Peso-denominated	5,955.2	–	–	3,821.4	–	–
Foreign currency-denominated	1,088.0	–	–	1,265.9	–	–
Total domestic	7,043.2	–	–	5,087.3	–	–
Foreign	3,649.9	–	–	2,931.1	–	–
Total	10,693.1	–	–	8,018.4	–	–
Allowance for loan and financial lease losses
Domestic
Peso-denominated	(2,492.4)	–	–	(2,192.4)	–	–
Foreign currency-denominated	(26.8)	–	–	(16.6)	–	–
Total domestic	(2,519.2)	–	–	(2,209.0)	–	–

	Average balance sheet and income from interest-earning assets for the years ended December 31,
	2013			2012
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Foreign	(265.2)	–	–	(199.9)	–	–
Total	(2,784.4)	–	–	(2,408.9)	–	–
Non-performing past due loans (3)
Domestic
Peso-denominated	1,226.3	–	–	991.3	–	–
Foreign currency-denominated	5.9	–	–	4.3	–	–
Total domestic	1,232.2	–	–	995.6	–	–
Foreign	243.8	–	–	236.6	–	–
Total	1,476.0	–	–	1,232.2	–	–
Bankers’ acceptances, spot transactions and derivatives
Domestic
Peso-denominated	139.7	–	–	3,997.6	–	–
Foreign currency-denominated	234.6	–	–	(3,626.6)	–	–
Total domestic	374.3	–	–	370.9	–	–
Foreign	15.8	–	–	14.6	–	–
Total	390.1	–	–	385.5	–	–
Accounts receivable, net
Domestic
Peso-denominated	2,001.2	–	–	1,488.1	–	–
Foreign currency-denominated	237.7	–	–	66.9	–	–
Total domestic	2,238.9	–	–	1,555.0	–	–
Foreign	326.1	–	–	259.1	–	–
Total	2,565.0	–	–	1,814.0	–	–
Foreclosed assets, net
Domestic
Peso-denominated	63.5	–	–	57.6	–	–
Foreign currency-denominated	–	–	–	–	–	–
Total domestic	63.5	–	–	57.6	–	–
Foreign	22.5	–	–	25.2	–	–
Total	86.0	–	–	82.8	–	–
Property, plant and equipment, net
Domestic
Peso-denominated	1,873.4	–	–	1,816.2	–	–
Foreign currency-denominated	72.2	–	–	35.6	–	–
Total domestic	1,945.6	–	–	1,851.8	–	–
Foreign	333.8	–	–	298.7	–	–
Total	2,279.4	–	–	2,150.5	–	–
Other assets net
Domestic
Peso-denominated	7,632.6	–	–	6,730.8	–	–
Foreign currency-denominated	81.4	–	–	362.3	–	–
Total domestic	7,714.0	–	–	7,093.2	–	–
Foreign	2,371.5	–	–	2,227.7	–	–
Total	10,085.5	–	–	9,320.8	–	–

	Average balance sheet and income from interest-earning assets for the years ended December 31,
	2013			2012
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Total non-interest-earning assets
Domestic
Peso-denominated	16,399.4	–	–	16,710.6	–	–
Foreign currency-denominated	1,693.1	–	–	(1,908.3)	–	–
Total domestic	18,092.6	–	–	14,802.4	–	–
Foreign	6,698.1	–	–	5,793.1	–	–
Total non-interest-earning assets	24,790.7	–	–	20,595.4	–	–

Total interest and non-interest-earning assets
Domestic
Peso-denominated	100,270.2	8,498.3	8.5%	91,464.2	8,365.6	9.1%
Foreign currency-denominated	11,098.7	294.8	2.7%	6,883.0	268.2	3.9%
Total domestic	111,368.9	8,793.1	7.9%	98,347.2	8,633.8	8.8%
Foreign	25,126.3	1,990.3	7.9%	19,862.8	1,571.2	7.9%
Total assets	136,495.1	10,783.4	7.9%	118,210.0	10,205.0	8.6%

	Average balance sheet and income from interest–bearing liabilities for years ended December 31,
	2013			2012
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Liabilities and shareholders’ equity
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	3,766.3	111.9	3.0%	2,737.3	123.8	4.5%
Foreign currency-denominated	267.6	0.7	0.3%	868.9	5.2	0.6%
Total domestic	4,033.9	112.6	2.8%	3,606.2	129.0	3.6%
Foreign	4,837.6	35.4	0.7%	4,305.6	30.2	0.7%
Total	8,871.6	148.0	1.7%	7,911.8	159.2	2.0%
Savings deposits
Domestic
Peso-denominated	33,975.5	1,054.0	3.1%	26,489.8	1,059.3	4.0%
Foreign currency-denominated	359.2	2.5	0.7%	470.5	3.4	0.7%
Total domestic	34,334.8	1,056.5	3.1%	26,960.3	1,062.8	3.9%
Foreign	2,983.8	36.6	1.2%	2,463.4	31.3	1.3%
Total	37,318.6	1,093.0	2.9%	29,423.8	1,094.0	3.7%
Time deposits
Domestic
Peso-denominated	19,270.3	1,009.0	5.2%	17,718.2	1,108.1	6.3%
Foreign currency-denominated	3,956.1	74.0	1.9%	3,495.3	73.4	2.1%
Total domestic	23,226.4	1,083.0	4.7%	21,213.5	1,181.5	5.6%
Foreign	5,845.6	300.8	5.1%	4,628.7	214.5	4.6%
Total	29,072.1	1,383.8	4.8%	25,842.3	1,396.1	5.4%

	Average balance sheet and income from interest–bearing liabilities for years ended December 31,
	2013			2012
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Interbank borrowings and overnight funds (4)
Domestic
Peso-denominated	5,263.0	146.1	2.8%	4,878.1	219.5	4.5%
Foreign currency-denominated	254.3	10.8	4.3%	302.9	2.9	1.0%
Total domestic	5,517.2	157.0	2.8%	5,181.0	222.4	4.3%
Foreign	71.2	3.8	5.4%	88.7	5.9	6.7%
Total	5,588.4	160.8	2.9%	5,269.7	228.3	4.3%
Borrowings from banks and others (5)
Domestic
Peso-denominated	4,129.0	227.7	5.5%	3,899.2	298.0	7.6%
Foreign currency-denominated	2,346.6	30.6	1.3%	2,864.9	53.9	1.9%
Total domestic	6,475.6	258.3	4.0%	6,764.1	351.9	5.2%
Foreign	3,900.3	137.3	3.5%	3,201.0	121.5	3.8%
Total	10,376.0	395.6	3.8%	9,965.1	473.4	4.8%
Bonds
Domestic
Peso-denominated	5,709.0	343.7	6.0%	5,403.1	393.7	7.3%
Foreign currency-denominated	4,837.3	245.6	5.1%	2,550.1	129.5	5.1%
Total domestic	10,546.3	589.3	5.6%	7,953.2	523.2	6.6%
Foreign	466.7	31.9	6.8%	316.6	20.5	6.5%
Total	11,013.0	621.1	5.6%	8,269.8	543.7	6.6%
Total interest-bearing liabilities
Domestic
Peso-denominated	72,113.1	2,892.5	4.0%	61,125.7	3,202.3	5.2%
Foreign currency-denominated	12,021.2	364.1	3.0%	10,552.7	268.4	2.5%
Total domestic	84,134.3	3,256.6	3.9%	71,678.4	3,470.7	4.8%
Foreign	18,105.3	545.8	3.0%	15,004.0	423.9	2.8%
Total	102,239.6	3,802.4	3.7%	86,682.4	3,894.7	4.5%

Total non-interest-bearing liabilities and shareholders’ equity	34,255.5	–	–	31,527.6	–	–

Total liabilities and shareholders’ equity	136,495.1	3,802.4	2.8%	118,210.0	3,894.7	3.3%

(1)	Includes available for sale securities, in which yields are based on historical cost balances.

(2)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(3)	Loans past due more than 90 days for commercial loans, more than 60 days for consumer loans, more than 30 days for microcredit loans, more than 60 days for mortgages, more than 90 days for commercial financial leases and more than 60 days for consumer financial leases.

(4)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

(5)	Reflects loans made by other financial institutions including development banks and international correspondent banks.

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
	(in Ps billions)
Interest-earning assets
Interbank and overnight funds
Domestic
Peso-denominated	(8.5)	(48.5)	(57.0)
Foreign currency-denominated	(13.1)	51.3	38.1
Total domestic	(21.6)	2.7	(18.9)
Investment securities
Domestic
Peso-denominated	155.0	(223.6)	(68.6)
Foreign currency-denominated	(21.2)	(4.2)	(25.4)
Total domestic	133.8	(227.8)	(94.0)
Loans and financial leases (1)
Domestic
Peso-denominated	744.8	(486.4)	258.4
Foreign currency-denominated	45.3	(31.5)	13.8
Total domestic	790.1	(517.9)	272.2
Total interest-earning assets
Domestic
Peso-denominated	891.3	(758.5)	132.8
Foreign currency-denominated	10.9	15.6	26.5
Total domestic	902.2	(742.9)	159.3
Foreign	–	–	419.1
Total interest-earning assets	1,333.1	(754.7)	578.4

	2013 – 2012 Increase (decrease) due to changes in
	Volume	Rate	Net change
	(in Ps billions)
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	30.6	(42.4)	(11.8)
Foreign currency-denominated	(1.5)	(3.0)	(4.6)
Total domestic	29.1	(45.5)	(16.4)
Savings deposits
Domestic

	2013 – 2012 Increase (decrease) due to changes in
	Volume	Rate	Net change
	(in Ps billions)
Peso-denominated	232.2	(237.6)	(5.4)
Foreign currency-denominated	(0.8)	(0.1)	(0.9)
Total domestic	231.4	(237.7)	(6.3)
Time deposits
Domestic
Peso-denominated	81.3	(180.4)	(99.1)
Foreign currency-denominated	8.6	(8.1)	0.6
Total domestic	89.9	(188.4)	(98.5)
Interbank borrowings and overnight funds
Domestic
Peso-denominated	10.7	(84.0)	(73.3)
Foreign currency-denominated	(2.1)	10.0	7.9
Total domestic	8.6	(74.0)	(65.4)
Borrowings from banks and others
Domestic
Peso-denominated	12.7	(82.9)	(70.2)
Foreign currency-denominated	(6.8)	(16.6)	(23.3)
Total domestic	5.9	(99.5)	(93.5)
Long-term debt (bonds)
Domestic
Peso-denominated	18.4	(68.3)	(49.9)
Foreign currency-denominated	116.1	(0.1)	116.0
Total domestic	134.5	(68.4)	66.1
Total interest-bearing liabilities
Domestic
Peso-denominated	385.8	(695.7)	(309.8)
Foreign currency-denominated	113.6	(17.9)	95.7
Total domestic	499.4	(713.6)	(214.1)
Foreign	–	–	121.9
Total interest-bearing liabilities	583.7	(675.9)	(92.3)

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the years ended December 31, 2013 and 2012.

	For the year ended December 31,
	2013	2012
	(in Ps billions, except percentages)
Interbank and overnight funds
Domestic
Peso-denominated	1,347.8	1,451.4
Foreign currency-denominated	661.3	839.0
Total Domestic	2,009.2	2,290.4
Foreign	770.5	801.8
Total	2,779.7	3,092.3
Investment securities
Domestic
Peso-denominated	19,343.8	16,559.8
Foreign currency-denominated	2,310.9	3,101.4
Total Domestic	21,654.7	19,661.2
Foreign	3,319.9	1,802.1
Total	24,974.6	21,463.3
Loans and financial leases (1)
Domestic
Peso-denominated	63,179.1	56,742.4
Foreign currency-denominated	6,433.3	4,850.8
Total Domestic	69,612.5	61,593.2
Foreign	14,337.7	11,465.8
Total	83,950.2	73,059.0
Other interest-earning assets
Domestic
Peso-denominated	–	–
Foreign currency-denominated	–	–
Total Domestic	–	–
Foreign	–	–
Total	–	–
Total average interest-earning assets
Domestic
Peso-denominated	83,870.7	74,753.6
Foreign currency-denominated	9,405.6	8,791.2
Total Domestic	93,276.3	83,544.8
Foreign	18,428.1	14,069.7
Total	111,704.4	97,614.5
Net interest earned (2)
Domestic
Peso-denominated	5,605.9	5,163.3
Foreign currency-denominated	(69.4)	(0.2)
Total Domestic	5,536.5	5,163.0
Foreign	1,444.5	1,147.3
Total	6,981.0	6,310.3
Average yield on interest-earning assets
Domestic
Peso-denominated	10.1%	11.2%
Foreign currency-denominated	3.1%	3.1%
Total Domestic	9.4%	10.3%
Foreign	10.8%	11.2%
Total	9.7%	10.5%

	For the year ended December 31,
	2013	2012
	(in Ps billions, except percentages)
Net interest margin (3)
Domestic
Peso-denominated	6.7%	6.9%
Foreign currency-denominated	(0.7)%	–
Total Domestic	5.9%	6.2%
Foreign	7.8%	8.2%
Total	6.2%	6.5%
Interest spread on loans and financial leases (4)
Domestic
Peso-denominated	7.6%	7.2%
Foreign currency-denominated	(0.2)%	1.0%
Total Domestic	6.9%	6.9%
Foreign	9.5%	10.1%
Total	7.3%	7.4%
Interest spread on total interest-earning assets (5)
Domestic
Peso-denominated	6.1%	6.0%
Foreign currency-denominated	0.1%	0.5%
Total Domestic	5.6%	5.5%
Foreign	7.8%	8.3%
Total	5.9%	6.0%

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(2)	Net interest earned is calculated as interest income less interest paid and includes accrued interest, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on trading securities portfolio.

(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, determined based on monthly ending balances during the applicable period.

(4)	Interest spread on loans and financial leases is calculated as the difference between the average yield on interest-earning loans and financial leases and the average rate paid on interest-bearing liabilities.

(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

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

	At December 31,
	2013	2012
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian Government (1)	13,525.5	10,930.9
Securities issued or secured by the Colombian Central Bank	–	–
Securities issued or secured by other Colombian government entities	2,650.8	2,408.4
Securities issued or secured by other financial entities (2)	555.2	387.1
Other securities (3)	265.9	442.7
Total peso-denominated	16,997.4	14,169.0
Foreign currency-denominated
Securities issued or secured by the Colombian Government (1)	718.5	537.4
Securities issued or secured by other Colombian government entities	252.6	221.7
Securities issued by foreign governments	1,327.7	1,069.9
Securities issued or secured by other financial entities (2)	3,085.5	2,425.9
Other securities (3)	1,190.3	1,290.1
Total foreign currency-denominated	6,574.7	5,545.0

Total debt securities, net	23,572.1	19,714.0

Equity securities, net	3,726.5	3,581.8

Total investment securities, net	27,298.6	23,295.8

(1)	Includes Colombian Government-issued treasuries (Títulos de Tesorería), or “TESs.”

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At December 31, 2013 and 2012, we held securities issued by foreign governments and in the principal amounts, as follows.

At December 31,	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)
2013
	Brazil	23.3	12,090
	Costa Rica	450.5	233,788
	Mexico	24.0	12,464
	Panama	141.0	73,161
	United States of America	40.9	21,223
	El Salvador	115.4	59,893
	Chile	–	–
	Guatemala	291.8	151,418
	Barbados	4.3	2,246
	Nicaragua	1.9	991
	Perú	19.8	10,257
	Honduras	214.9	111,553
	Total 2013	1,327.8	689,085

2012
	Brazil	20.4	11,525
	Costa Rica	572.2	323,600
	Mexico	9.4	5,307
	Panama	204.4	115,613
	United States of America	14.7	8,334
	El Salvador	47.8	27,046
	Chile	9.6	5,439
	Guatemala	61.7	34,897
	Nicaragua	1.8	1,024
	Honduras	127.9	72,305
	Total 2012	1,069.9	605,090

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit, financial leases and mortgage loans for the periods indicated.

	At December 31,
	2013	2012
	(in Ps billions)
Domestic
Commercial
General purpose loans (1)	35,442.9	29,971.2
Loans funded by development banks	1,658.4	1,661.9
Working capital loans	8,773.8	9,149.6
Credit cards	315.3	242.6
Overdrafts	152.9	194.9
Total commercial	46,343.3	41,220.2

Consumer
Credit cards	2,983.3	2,289.7
Personal loans	15,357.2	14,202.8
Automobile and vehicle loans	2,133.2	1,935.3
Overdrafts	44.9	53.6
Loans funded by development banks	0.2	0.2
General purpose loans	151.6	157.9
Working capital loans	–	1.4
Total consumer	20,670.5	18,640.8

Microcredit	341.9	290.9
Mortgages	1,879.9	1,073.3
Financial leases	6,624.1	6,223.9
Total domestic	75,859.7	67,449.2

Foreign
Commercial
General purpose loans (1)	4,090.0	2,285.6
Loans funded by development banks	–	–
Working capital loans	4,227.5	1,959.3
Credit cards	–	–
Overdrafts	194.8	49.1
Total commercial	8,512.3	4,294.0

Consumer
Credit cards	3,814.6	3,066.8
Personal loans	2,165.9	757.3
Automobile and vehicle loans	1,123.9	892.8
Overdrafts	26.4	22.4
Loans funded by development banks	–	–
General purpose loans	–	–
Working capital loans	–	–
Total consumer	7,130.8	4,739.4

Microcredit	–	–
Mortgages	4,640.2	3,275.0
Financial leases	370.8	271.8
Total foreign	20,654.2	12,580.2

	At December 31,
	2013	2012
	(in Ps billions)
Total portfolio	96,513.8	80,029.4
Allowance for loan portfolio	(3,073.0)	(2,545.6)
Total portfolio, net	93,440.8	77,483.8

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

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

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Agricultural	2,817.2	2.9	2,050.6	2.6
Mining products and oil	2,198.4	2.3	1,747.2	2.2
Food, beverage and tobacco	4,239.4	4.4	2,755.3	3.4
Chemical production	3,872.3	4.0	3,744.1	4.7
Other industrial and manufacturing products	3,424.4	3.5	3,173.6	4.0
Government	2,669.8	2.8	2,332.0	2.9
Construction	7,072.2	7.3	5,885.8	7.4
Trade and tourism	1,198.9	1.2	992.5	1.2
Transportation and communications	5,509.7	5.7	5,271.4	6.6
Public services	3,194.4	3.3	3,016.5	3.8
Consumer services(1)	37,144.1	38.5	27,804.3	34.7
Commercial services(2)	20,366.6	21.1	20,024.3	25.0
Other	2,806.3	2.9	1,231.7	1.5
Total loan portfolio	96,513.8	100.0	80,029.4	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.

(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect at the relevant dates.

	Loan portfolio by type of loan
	At December 31,
Domestic	2013	2012
	(in Ps billions)
Commercial loans	46,343.3	41,220.2
Consumer loans	20,670.5	18,640.8
Microcredit loans	341.9	290.9
Mortgages	1,879.9	1,073.3
Financial leases	6,624.1	6,223.9
Total domestic loan portfolio	75,859.7	67,449.2

	Loan portfolio by type of loan
	At December 31,
Domestic	2013	2012
	(in Ps billions)
Allowance for loans and financial lease losses	(2,653.0)	(2,332.8)
Total domestic loan portfolio, net	73,206.7	65,116.3

	Loan portfolio by type of loan
	At December 31,
Foreign	2013	2012
	(in Ps billions)
Commercial loans	8,512.3	4,294.0
Consumer loans	7,130.8	4,739.4
Microcredit loans	–	–
Mortgages	4,640.2	3,275.0
Financial leases	370.8	271.8
Total foreign loan portfolio	20,654.2	12,580.2
Allowance for loans and financial lease losses	(420.1)	(212.7)
Total foreign loan portfolio, net	20,234.1	12,367.5
Total loan portfolio, net	93,440.8	77,483.8

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

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following table presents the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
Domestic	2013	%	2012	%
	(in Ps billions, except percentages)
“A” Normal risk	71,502.4	94.3	63,505.4	94.2
“B” Acceptable risk, above normal	1,916.3	2.5	1,834.6	2.7
“C” Appreciable risk	990.7	1.3	863.3	1.3

	At December 31,
Domestic	2013	%	2012	%
	(in Ps billions, except percentages)
“D” Significant risk	931.4	1.2	837.9	1.2
“E” Risk of non-recoverability	518.9	0.7	408.0	0.6
Total domestic loan portfolio	75,859.7	100.0	67,449.2	100.0
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio	3.2	–	3.1	–

	At December 31,
Foreign	2013	%	2012	%
	(in Ps billions, except percentages)
“A” Normal risk	18,963.7	91.8	11,753.7	93.4
“B” Acceptable risk, above normal	733.4	3.6	272.4	2.2
“C” Appreciable risk	712.6	3.5	430.6	3.4
“D” Significant risk	125.1	0.6	75.5	0.6
“E” Risk of non-recoverability	119.3	0.6	47.9	0.4
Total foreign loan portfolio	20,654.2	100.0	12,580.2	100.0
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio	4.6	–	4.4	–
Total loan portfolio	96,513.8	100.0	80,029.4	100.0

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

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Domestic
Performing past due loans: (1)
Commercial loans past due from 31 to 90 days	125.7	7.1	128.1	8.4
Consumer loans past due from 31 to 60 days	234.7	13.3	233.0	15.3
Microcredit loans past due up to 30 days	0.3	–	0.4	–
Mortgage loans past due from 31 to 60 days	20.3	1.2	18.5	1.2
Financial leases past due from 31 to 60/90 days (2)	58.1	3.3	63.0	4.1
Total domestic performing past due loan portfolio	439.1	24.9	443.0	29.0

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Non-performing past due loans:
Commercial loans past due more than 90 days	500.0	28.3	410.9	26.9
Consumer loans past due more than 60 days	641.8	36.4	511.2	33.5
Microcredit loans past due more than 30 days	32.2	1.8	32.2	2.1
Mortgage loans past due more than 60 days	41.0	2.3	45.2	3.0
Financial leases past due more than 60/90 days	110.6	6.3	85.2	5.6
Total domestic non-performing past due loan portfolio	1,325.6	75.1	1,084.6	71.0

Total domestic past due loan portfolio	1,764.7	100.0	1,527.5	100.0

Total non-performing past due loan portfolio	1,325.6	–	1,084.6	–
Foreclosed assets	189.9	–	190.9	–
Other accounts receivable more than 180 days past due	40.0	–	33.2	–
Total domestic non-performing assets	1,555.5	–	1,308.7	–

Allowance for loan and financial lease losses	2,653.0	–	2,332.8	–
Allowance for estimated losses on foreclosed assets	128.2	–	120.9	–
Allowance for accounts receivable and accrued interest losses	84.4	–	77.2	–

Loans and financial leases at least 31 days past due as a percentage of total loans	2.3%	–	2.3%	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	150.3%	–	152.7%	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	108.7%	–	110.6%	–
Percentage of performing loans and financial leases to total loans and financial leases	98.3%	–	98.4%	–

Foreign
Performing past due loans: (1)
Commercial loans past due from 31 days to 90 days	47.9	8.9	22.6	7.5
Consumer loans past due loans from 31 days to 60 days	102.8	19.0	51.4	17.1
Microcredit loans past due up to 30 days	–	–	–	–
Mortgage loans past due from 31 days to 60 days	–	–	–	–
Financial leases past due from 31 days to 60/90 days (2)	1.4	0.3	0.8	0.3
Total foreign performing past due loan portfolio	152.1	28.1	74.9	24.9

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Non-performing past due loans:
Commercial loans past due more than 90 days	44.0	8.2	51.3	17.1
Consumer loans past due more than 60 days	174.8	32.4	93.9	31.2
Microcredit loans past due more than 30 days	–	–	–	–
Mortgage loans past due more than 60 days	168.6	31.2	80.2	26.6
Financial leases past due more than 60/90 days	0.8	0.1	0.6	0.2
Total foreign non-performing past due loan portfolio	388.2	71.9	225.9	75.1

Total foreign past due loan portfolio	540.3	100.0	300.8	100.0

Total non-performing past due loan portfolio	388.2	–	225.9	–
Foreclosed assets	88.1	–	43.2	–
Other accounts receivable more than 180 days past due	–	–	–	–
Total foreign non-performing assets	476.3	–	269.1	–

Allowance for loan and financial lease losses	420.1	–	212.7	–
Allowance for estimated losses on foreclosed assets	40.5	–	21.2	–
Allowance for accounts receivable and accrued interest losses	–	–	–	–
Loans and financial leases at least 31 days past due as a percentage of total loans	2.6%	–	2.4%	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	77.8%	–	70.7%	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	43.9%	–	38.4%	–
Percentage of performing loans and financial leases to total loans and financial leases	98.1%	–	98.2%	–

(1)	Performing past due loans are loans upon which interest has not been received for the periods indicated; however, we continue to recognize income. Once interest is unpaid on accrual loans for greater than the amount of days specified in the respective line item above, the loan is classified as non-performing.

(2)	Includes commercial and consumer financial leases.

The following table presents the breakdown of our non-performing past due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and foreign loans at the periods indicated.

	At December 31,
	2013	2012
	(in Ps billions)
Domestic
Non-performing past due loans:
Commercial loans past due more than 90 days	500.0	410.2
Consumer loans past due more than 60 days	641.8	511.2
Microcredit loans past due more than 30 days	32.2	32.2
Mortgage loans past due more than 60 days	41.0	45.2
Financial leases past due more than 60 days	110.6	85.2
Total domestic non-performing past due loan portfolio	1,325.6	1,083.9
Foreign
Non-performing past due loans:
Commercial loans past due more than 90 days	44.0	51.9
Consumer loans past due more than 60 days	174.8	93.9
Microcredit loans past due more than 30 days	–	–
Mortgage loans past due more than 60 days	168.6	80.2
Financial leases past due more than 60/90 days	0.8	0.6
Total foreign non-performing past due loan portfolio	388.2	226.5
Total domestic and foreign non-performing past due loan portfolio	1,713.8	1,310.5

The following table presents our past due loan portfolio by type of loan.

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)

Commercial
General purpose loans	494.5	21.5	442.9	24.2
Loans funded by development banks	42.4	1.8	41.2	2.3
Working capital loans	141.3	6.1	64.5	3.5
Credit cards	22.3	1.0	15.4	0.8
Overdrafts	17.2	0.7	48.9	2.7
Total commercial	717.6	31.1	612.9	33.5

Consumer
Credit cards	353.9	15.4	243.1	13.3
Personal loans	657.4	28.5	511.5	28.0
Automobile and vehicle loans	131.2	5.7	115.9	6.3
Overdrafts	6.2	0.3	12.2	0.7
Loans funded by development banks	0.1	–	0.1	–
General purpose loans	5.2	0.2	6.8	0.4
Working capital loans	–	–	–	–
Total consumer	1,154.0	50.1	889.4	48.6

Microcredit	32.5	1.4	32.6	1.8
Mortgages	229.9	10.0	143.9	7.9
Financial leases	170.9	7.4	149.5	8.2
Total past due loan portfolio	2,305.0	100.0	1,828.3	100.0

The following table presents information with respect to our secured and unsecured loan portfolios at least 31 days past due.

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	214.8	0.2	197.5	0.3
Consumer	137.8	0.1	114.0	0.1
Microcredit	21.1	–	21.0	0.0
Mortgages	186.6	0.2	124.3	0.2
Financial leases	141.2	0.2	114.7	0.1
Total 31 to 360 days	701.5	0.8	571.5	0.7
Total loans past due more than 360 days	155.6	0.2	115.9	0.1
Total current	30,399.6	32.5	25,754.3	33.2
Total secured loan portfolio	31,256.7	33.5	26,441.7	34.1

Unsecured (1)
Past due 31 to 360 days
Commercial	277.9	0.3	198.4	0.3
Consumer	951.9	1.0	712.3	0.9
Microcredit	9.6	–	10.6	–
Mortgages	–	–	–	–
Financial leases	–	–	–	–
Total 31 to 360 days	1,239.4	1.3	921.2	1.2
Total loans past due more than 360 days	208.5	0.2	219.7	0.3
Total current	63,809.2	68.3	52,446.7	67.7
Total unsecured loan portfolio	65,257.1	69.8	53,587.6	69.2
Total loan portfolio, gross	96,513.8	103.3	80,029.4	103.3
Allowances	(3,073.0)	(3.3)	(2,545.6)	(3.3)
Total loan portfolio, net	93,440.8	100.0	77,483.8	100.0

(1)	Includes loans with personal guarantees.

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

	At December 31,
	2013	2012
	(in Ps billions)
Domestic	903.2	919.3
Foreign	243.3	134.4
Total performing troubled debt restructured loan portfolio(1)	1,146.5	1,053.7

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Allowance for loan and financial lease losses

The following tables present the changes in the allowance for loan and financial lease losses during the periods indicated.

	Year ended December 31,
	2013	2012
	(in Ps billions)
Domestic
Balance at beginning of period	2,332.8	2,093.0
Increase in allowance through business combinations	–	11.6
Allowance for financial leasing reclassification	–	–
Provisions for loan losses	2,544.8	2,092.9
Charge-offs	(755.1)	(586.4)
Effect of difference in exchange rate	1.5	(1.2)
Reclassification – securitization	(0.3)	(1.0)
Reversals of provisions	(1,470.8)	(1,276.1)
Balance at end of year (domestic)	2,653.0	2,332.8

	Year ended December 31,
	2013	2012
	(in Ps billions)
Foreign
Balance at beginning of period	212.7	213.5
Increase in allowance through business combinations(1)	120.1	–
Allowance for financial leasing reclassification	–	–
Provisions for loan losses	255.3	170.7
Charge-offs	(175.1)	(126.7)
Effect of difference in exchange rate	22.7	(20.6)
Reclassification – securitization	–	–
Reversals of provisions	(15.6)	(24.1)
Balance at end of year (foreign)	420.1	212.7
Balance at end of year total (2)	3,073.0	2,545.6

(1)	In 2013 it reflects the Central American Acquisitions by Banco de Bogotá of (i) a 98.92% equity interest in Banco BAC de Panamá on December 19, 2013 through its subsidiary LB Panamá and (ii) 100.00% equity interest in Grupo Financiero Reformador de Guatemala on December 23, 2013 through its indirect subsidiary Credomatic International Corporation (a subsidiary of LB Panamá).

(2)	The allowance balance for accrued interest receivable, which is not included in this item, amounted to Ps 84.4 billion and Ps 77.2 billion for the years ended December 31, 2013 and 2012, respectively.

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At December 31,
	2013	2012
	(in Ps billions)
Domestic
Commercial	1,218.9	1,100.6
Consumer	1,154.1	991.2
Microcredit	24.1	21.6
Mortgages	24.7	18.9
Financial leases	209.7	187.7

	At December 31,
	2013	2012
	(in Ps billions)
General (1)	21.5	12.7
Total domestic	2,653.0	2,332.8
Foreign
Commercial	136.9	64.4
Consumer	248.8	133.7
Microcredit	–	–
Mortgages	31.9	12.9
Financial leases	2.5	1.8
General (1)	–	–
Total foreign	420.1	212.7
Total allowance for loan and financial lease losses	3,073.0	2,545.6

(1)	Our banking subsidiaries adopted the Commercial Reference Model (July 2007) and the Consumer Reference Model (July 2008) issued by the Superintendency of Finance. Notwithstanding the elimination of the general allowance for loan losses dictated by these models, this did not result in a decrease in the total amount of allowances, as allowances for individual loans increased.

The following table presents the allocation of our allowance for loans and financial lease losses by type of loan.

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	932.4	30.3	840.0	33.0
Loans funded by development banks	56.6	1.8	50.4	2.0
Working capital loans	196.4	6.4	182.9	7.2
Credit cards	23.0	0.7	16.7	0.7
Overdrafts	10.6	0.3	10.6	0.4
Total commercial	1,218.9	39.7	1,100.6	43.2
Consumer
Credit cards	193.7	6.3	148.0	5.8
Personal loans	844.7	27.5	741.1	29.1
Automobile and vehicle loans	100.2	3.3	85.8	3.4
Overdrafts	5.1	0.2	5.2	0.2
Loans funded by development banks	0.1	–	0.1	–
General purpose loans	10.3	0.3	11.0	0.4
Working capital loans	–	–	0.1	–
Total consumer	1,154.1	37.6	991.2	38.9
Microcredit	24.1	0.8	21.6	0.8
Mortgages	24.7	0.8	18.9	0.7
Financial leases	209.7	6.8	187.7	7.4
General	21.5	0.7	12.7	0.5
Total domestic	2,653.0	86.3	2,332.8	91.6
Foreign
Commercial
General purpose loans	75.8	2.5	47.9	1.9
Loans funded by development banks	–	–	–	–
Working capital loans	56.4	1.8	14.4	0.6
Credit cards	–	–	–	–
Overdrafts	4.7	0.2	2.0	0.1
Total commercial	136.9	4.5	64.4	2.5

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Consumer
Credit cards	166.0	5.4	117.9	4.6
Personal loans	72.0	2.3	8.0	0.3
Automobile and vehicle loans	7.5	0.2	3.8	0.1
Overdrafts	3.4	0.1	4.0	0.2
Loans funded by development banks	–	–	–	–
General purpose loans	–	–	–	–
Working capital loans	–	–	–	–
Total consumer	248.8	8.1	133.7	5.3
Microcredit	–	–	–	–
Mortgages	31.9	1.0	12.9	0.5
Financial leases	2.5	0.1	1.8	0.1
General	–	–	–	–
Total foreign	420.1	13.7	212.7	8.4
Total allowance for loan and financial lease losses	3,073.0	100.0	2,545.6	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the years indicated.

	Year ended December 31,
	2013	2012
	(in Ps billions)
Domestic
Commercial and consumer
General purpose loans	93.8	106.4
Loans funded by development banks	6.5	4.6
Working capital loans	18.8	5.1
Credit cards	153.6	108.7
Personal loans	389.9	283.4
Automobile and vehicle loans	47.3	36.0
Overdrafts	6.4	7.6
Total commercial and consumer	716.3	551.6
Microcredit	20.0	12.6
Mortgages and other	0.1	0.4
Financial leases	18.8	21.7
Total domestic	755.1	586.4
Foreign
Commercial and consumer
General purpose loans	0.8	6.3
Loans funded by development banks	–	–
Working capital loans	0.5	2.5
Credit cards	146.6	97.9
Personal loans	12.7	6.2
Automobile and vehicle loans	2.4	1.9
Overdrafts	7.6	5.0
Total commercial and consumer	170.7	119.9
Microcredit	–	–
Mortgages and other	4.5	5.5
Financial leases	(0.1)	1.3
Total foreign	175.1	126.7

	Year ended December 31,
	2013	2012
	(in Ps billions)

Total charge-offs	930.2	713.2

The ratio of charge-offs to average outstanding loans for the periods indicated was as follows.

	Year ended December 31,
	2013	2012
	(in percentages)
Ratio of charge-offs to average outstanding loans	1.1%	1.0%

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments, at December 31, 2013 and 2012. See “—Loan portfolio” above for a description of cross-border outstanding by type of foreign borrower.

	At December 31,
	2013	2012
	(in Ps billions)
Loans
Commercial
Costa Rica	1,412.9	1,081.9
El Salvador	717.7	540.7
Guatemala	2,294.5	466.4
Honduras	1,154.5	910.3
Nicaragua	956.8	778.3
Panama	714.1	545.0
Consumer
Costa Rica	569.4	457.9
El Salvador	285.8	210.8
Guatemala	261.4	99.6
Honduras	211.4	134.1
Nicaragua	320.1	172.3
Panama	769.3	597.9
Financial Leases
Costa Rica	288.9	222.3
El Salvador	13.3	13.7
Guatemala	6.4	0.1
Honduras	1.2	0.7
Nicaragua	4.6	2.4
Panama	49.6	32.7
Mortgages
Costa Rica	1,654.8	1,280.0
El Salvador	510.4	468.1
Guatemala	686.9	461.3
Honduras	447.6	436.6
Nicaragua	211.4	170.2
Panama	535.8	458.9
Credit Cards
Costa Rica	1,304.9	990.3
El Salvador	548.8	427.0

	At December 31,
	2013	2012
	(in Ps billions)
Guatemala	608.3	440.7
Honduras	495.3	464.2
Nicaragua	190.0	208.1
Panama	516.9	418.9
Unearned Income
Costa Rica	–	–
El Salvador	–	–
Guatemala	–	–
Honduras	–	–
Nicaragua	–	–
Panama	–	–
Total per country
Costa Rica	5,230.9	4,032.5
El Salvador	2,076.1	1,660.2
Guatemala	3,857.5	1,468.2
Honduras	2,310.1	1,946.0
Nicaragua	1,683.0	1,331.2
Panama	2,585.8	2,053.3
Investments
Australia	0.6	3.9
Brazil	890.8	498.5
British Virgin Islands	–	46.9
Barbados	4.3	–
Canada	9.0	2.2
Cayman Islands	53.2	383.1
Chile	345.6	322.9
Costa Rica	755.1	712.8
El Salvador	117.9	59.1
France	1.3	5.3
Germany	24.0	10.5
Guatemala	462.5	218.8
Honduras	261.9	374.8
Ireland	2.0	–
Luxembourg	1.2	–
Mexico	132.3	116.6
Netherlands	–	23.2
Nicaragua	4.8	11.3
Panama	333.0	393.8
Peru	483.2	287.0
Spain	12.1	5.3
United Kingdom	15.7	10.7
United States of America	749.0	497.3
BAC San José Liquid Fund (BAC San José Fondo líquido – Riesgo País Mixto)	27.4	5.0
Multilateral – Bank Information Center (Centro de información sobre la banca)	–	–
Inversiones Bursatiles Credom. Riesgo País Mixto	1.9	–
Multilateral – Bladex (Foreign Trade Bank of Latin America)	78.8	–
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	2.0	3.7
Multilateral – Central American Bank for Economic Integration	39.2	56.4
Multilateral – Latin America Reserve Fund (Fondo Latinoamericano de Reservas)	–	–
Total investments	4,808.8	4,142.3

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at December 31, 2013 and 2012.

	At December 31,
	2013	2012
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	4,344.7	3,809.5
Time deposits	23,308.2	21,868.2
Savings deposits	38,536.2	30,976.5
Total	66,189.1	56,654.1
Non-interest-bearing deposits:
Checking accounts	12,907.7	11,011.1
Other deposits (1)	895.4	730.0
Total	13,803.1	11,741.1
Total domestic deposits	79,992.2	68,395.2

	At December 31,
	2013	2012
	(in Ps billions)
Foreign
Interest-bearing deposits:
Checking accounts	5,983.4	4,440.1
Time deposits	9,431.1	4,996.8
Savings deposits	3,943.4	2,569.5
Total	19,357.8	12,006.4
Non-interest-bearing deposits:
Checking accounts	1,647.9	841.7
Other deposits (1)	192.5	220.0
Total	1,840.4	1,061.7
Total foreign deposits	21,198.2	13,068.1
Total deposits	101,190.4	81,463.3

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At December 31,
	2013	2012
	(in percentages)
ROAA: Return on average assets (1)	1.9	2.0
ROAE: Return on average shareholders’ equity (2)	17.1	17.7
Average shareholders’ equity as a percentage of average total assets	6.9	7.3
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.8	11.4
Dividend payout ratio (3)	64.7	59.8

Source: Company calculations based on Grupo Aval data.

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	Dividend payout ratio (dividends declared on both common and preferred shares, divided by net income).

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At December 31,
	2013		2012
	Amount	Nominal rate	Amount	Nominal rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	5,123.6	–	5,156.5	–
Average during period	5,588.4	2.9%	5,269.7	4.3%
Maximum amount of borrowing at any month-end	7,004.7	–	8,323.7	–
Interest paid during the period	160.8	–	228.3	–

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ Luis Carlos Sarmiento Gutiérrez
	Name:	Luis Carlos Sarmiento Gutiérrez
	Title:	President

Date: April 27, 2017

