Form 20-F
period 2017-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2018-04-27
CIK 1504764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Yasin Keshvargar, Esq.
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

Preferred shares: 7,110,350,245

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso,” “pesos,” or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars. See “Item 3. Key information—A. Selected financial and operating data—Exchange rates” for information regarding exchange rates for the Colombian currency. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of Ps 2,984.00 per U.S.$1.00, which was the representative market rate published on December 31, 2017. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 20, 2018, the representative market rate was Ps 2,757.96 per U.S.$1.00.

Definitions

In this annual report, unless otherwise indicated or the context otherwise requires, the terms:

·	“Grupo Aval,” “we,” “us,” “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;

·	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., and their respective consolidated subsidiaries;

·	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;

·	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;

·	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;

·	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

·	“BAC Credomatic” or “BAC” means BAC Credomatic Inc. and its consolidated subsidiaries;

·	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;

·	“LB Panamá” means Leasing Bogotá S.A., Panamá and its consolidated subsidiaries;

·	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary; and

·	“Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a supervisory authority ascribed to the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), or the “Ministry of Finance,” holding the inspection, supervision and control authority over the persons or entities involved in financial activities, securities markets, insurance and any other operations related to the management, use or investment of resources collected from the public.

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

Financial statements

We are an issuer in Colombia of securities registered with the National Registry of Shares and Issuers, and in this capacity, we are subject to oversight by the Superintendency of Finance and required to comply with corporate governance and periodic reporting requirements to which all issuers are subject. We are not a financial institution in Colombia and we are not supervised or regulated as a financial institution. Commencing in September 2018, we will be subject to the supervision and regulation of the Superintendency of Finance as a financial conglomerate holding company and will be required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation.” All of our Colombian financial subsidiaries, including Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, and their respective financial subsidiaries, are entities under the direct comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance and, in the case of BAC Credomatic, subject to inspection and surveillance as a financial institution by the relevant regulatory authorities in each country where BAC Credomatic operates.

Our consolidated financial statements at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, and 2015 have been audited, as stated in the report appearing therein, by KPMG, and are included in this annual report and referred to as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the audited consolidated financial statements included herein in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Prior to January 1, 2014, our consolidated financial statements were prepared in accordance with the regulations of the Superintendency of Finance applicable to financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks operating in Colombia (which we refer to in this annual report, collectively, as “Colombian Banking GAAP”). We have included certain information prepared under Colombian Banking GAAP at and for the years ended December 31, 2013 and 2012 in “Appendix A. Selected Financial and Statistical Data Prepared under Colombian Banking GAAP” to provide information for prior years. Colombian Banking GAAP is not comparable to IFRS.

On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held and continues to hold a 38.3% equity interest in Corficolombiana, controlled Corficolombiana. The amendment did not involve any modification in the equity interest held by these entities in Corficolombiana. As a result of the amended Corficolombiana Shareholders’ Agreement, Corficolombiana’s results are presented herein as a direct reporting segment of Grupo Aval and are no longer included in the Banco de Bogotá segment. Accordingly, the financial statements and financial information of Banco de Bogotá included herein for the year ended December 31, 2015 have been retrospectively adjusted to reflect these revised segments.

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

Colombian IFRS is based on IFRS issued by the IASB in Spanish as of December 31, 2016, and requirements pursuant to certain Colombian regulations. As a result, rules subsequently issued by the IASB are not yet applicable under Colombian IFRS and our consolidated financial statements for local purposes differ from our consolidated financial statements under IFRS in the following principal aspects:

·	Wealth tax, created by the Colombian congress in 2014 and to be paid by companies during 2015, 2016 and 2017, calculated based on the value of their shareholder’s equity can be recorded against equity reserves. However, under IFRS, according to IFRIC 21, wealth tax liabilities must be recorded against the statement of income.

·	Allowances for loan losses calculated based on specific rules of the Financial and Accounting Basic Circular (Circular Básica Contable y Financiera) issued by the Superintendency of Finance (which is applied in the local separate financial statements), whereas under IFRS, allowances for loan losses are calculated according to the criteria set forth in IAS 39 and recorded in the statement of income.

·	Debt securities are classified into one of two categories: fair value through profit or loss or amortized cost, and investments in entities with non-controlling and non-significant influence are recorded at fair value with changes in other comprehensive income, in accordance with the guidance set out in IFRS 9 (2012 version). Under IFRS until 2017, classification and measurement procedures are based in International Accounting Standard (“IAS”) 39. IFRS 9 (2014 version) will only apply in Colombia from January 1, 2018 onward.

Ratios and Measures of Financial Performance

We have included in this annual report ratios and measures of financial performance such as return on average assets, or “ROAA,” and return on average equity, or “ROAE.”

These measures should not be construed as an alternative to IFRS measures and should also not be compared to similarly titled measures reported by other companies, which may evaluate such measures differently from how we do. For ratios and measures of financial performance, see “Item 3. Key information—A. Selected financial and operating data— Ratios and Measures of Financial Performance.”

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

Our statement of financial position and statement of income for the periods commencing on January 1, 2014, reflects information prepared under IFRS, while comparative disclosures of our financial and operating performance from our competitors are based on unconsolidated information prepared on the basis of Colombian IFRS reported to the Superintendency of Finance. We and our banking subsidiaries also report unconsolidated financial data to the Superintendency of Finance under Colombian IFRS. Unless otherwise indicated or the context otherwise requires, market share and other data comparing our performance to that of our competitors reflects the unconsolidated results of our banking subsidiaries, Corficolombiana, Porvenir and BAC Credomatic. “Grupo Aval aggregate” data throughout this annual report reflects the sum of the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas) as reported to the Superintendency of Finance under Colombian IFRS, and it is used for purposes of comparing our performance against that of our peer banks. These unconsolidated financial statements under Colombian IFRS do not reflect the consolidation of subsidiaries such as Corficolombiana, Porvenir or LB Panamá, are not intended to reflect the consolidated financial results of Grupo Aval and are not necessarily indicative of the results for any other future interim period. Except where otherwise indicated, financial and market share data pertaining to BAC Credomatic and its competitors has been presented in accordance with IFRS and it is based on publicly available information filed with regulators. All information regarding our market share and other comparative ratios and measures of financial performance to those of our competitors is presented on an unconsolidated basis under Colombian IFRS, in the case of our Colombian banking subsidiaries, Corficolombiana and Porvenir, and it is based on publicly available information filed with the Superintendency of Finance. This unconsolidated information does not account for businesses of our banking subsidiaries or those of our competitors that are operated through their respective subsidiaries.

Throughout this document, unless otherwise noted, references to average statement of financial position have been calculated as follows: for 2017, we calculated our average statement of financial position based on balances at December 31, 2017, at September 30, 2017, at June 30, 2017, at March 31, 2017 and at December 31, 2016. For 2016, we calculated our average statement of financial position based on balances at December 31, 2016, at September 30, 2016, at June 30, 2016, at March 31, 2016 and at December 31, 2015. For 2015, we calculated our average statement of financial position based on balances at December 31, 2015, at September 30, 2015, at June 30, 2015, at March 31, 2015 and at December 31, 2014.

Banks, merchant banks (Corporaciones Financieras) and financing companies (compañías de financiamiento) are deemed credit institutions by the Superintendency of Finance and are the principal institutions authorized to accept deposits and make loans in Colombia. Banks undertake traditional deposit-taking and lending activities. Financing companies place funds in circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations. Merchant banks invest directly in the economy and thus are the only credit institutions that may invest in non-financial sectors. Banks are permitted to invest in merchant banks. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation.” In Colombia, we operate four banks, one merchant bank and one financing company, and our market share is determined by comparing our banks to other banks reporting their results to the Superintendency of Finance.

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

Our principal competitors in Costa Rica, El Salvador, Guatemala, Nicaragua and Panamá include Banco Industrial, Banco General, Scotiabank, G&T Continental, Bancolombia and Banrural.

We include certain ratios in this annual report which we believe provide investors with important information regarding our operations, such as return on average equity, or “ROAE,” return on average assets, or “ROAA,” net interest margin, or “NIM”, and operational efficiency and asset quality indicators, among others. Some of these ratios are also used in this annual report to compare us to our principal competitors.

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

·	changes in Colombian, Central American, regional and international business and economic, political or other conditions;

·	developments affecting Colombian, Central American and international capital and financial markets;

·	government regulation and tax matters and developments affecting our company and industry;

·	declines in the oil and affiliated services sector in the Colombian and global economies;

·	increases in defaults by our customers;

·	increases in goodwill impairment losses, or other impairments;

·	decreases in deposits, customer loss or revenue loss;

·	increases in allowances for contingent liabilities;

·	our ability to sustain or improve our financial performance;

·	increases in inflation rates, particularly in Colombia and in jurisdictions in which we operate in Central America;

·	the level of penetration of financial products and credit in Colombia and Central America;

·	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;

·	decreases in the spread between investment yields and implied interest rates in annuities;

·	movements in exchange rates;

·	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;

·	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;

·	decreases in the level of capitalization of our subsidiaries;

·	changes in market values of Colombian and Central American securities, particularly Colombian government securities;

·	adverse legal or regulatory disputes or proceedings;

·	successful integration and future performance of acquired businesses or assets;

·	natural disasters and internal security issues affecting countries where we operate;

·	loss of any key member of our senior management; and

·	other risk factors as set forth under “Item 3. Key information—D. Risk factors.”

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

The following financial data of Grupo Aval for the years ended December 31, 2017, 2016, 2015 and 2014 and at December 31, 2017, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements prepared in accordance with IFRS that are included in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited annual consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and financial review and prospects” included in this annual report.

Statement of income

IFRS

	Grupo Aval
	For the years ended December 31,
	2017	2017	2016	2015	2014
	(in U.S.$ millions, unless otherwise indicated)(3)	(in Ps billions, except share and per share data)
Total interest income	6,280.7	18,741.8	17,547.0	14,075.6	11,421.8
Total interest expense	(2,757.3)	(8,227.7)	(8,392.4)	(5,751.5)	(4,498.7)
Net interest income	3,523.4	10,514.1	9,154.6	8,324.1	6,923.1
Impairment loss on loans and accounts receivable	(1,380.5)	(4,119.3)	(3,004.2)	(2,127.7)	(1,697.5)
Impairment loss on other assets	(58.4)	(174.3)	(47.5)	(26.0)	(0.5)
Impairment loss on other financial assets	(0.0)	(0.1)	(70.4)	(6.2)	(11.5)
Recovery of charged-off assets	88.7	264.6	290.4	219.7	189.6
Net impairment loss on financial assets	(1,350.2)	(4,029.1)	(2,831.7)	(1,940.2)	(1,519.9)

	Grupo Aval
	For the years ended December 31,
	2017	2017	2016	2015	2014
	(in U.S.$ millions, unless otherwise indicated)(3)	(in Ps billions, except share and per share data)
Net commission and fee income	1,534.5	4,579.0	4,259.7	3,662.3	3,037.2
Net trading income	188.1	561.4	724.7	245.2	369.9
Other income(1)	710.0	2,118.7	2,786.4	2,542.4	2,269.0
Other expenses	(2,958.7)	(8,828.8)	(8,519.8)	(7,609.1)	(6,273.5)
Income before income tax expense	1,647.2	4,915.2	5,573.8	5,224.7	4,805.8
Income tax expense	(587.4)	(1,752.8)	(2,056.9)	(1,879.0)	(1,808.3)
Net Income	1,059.8	3,162.4	3,516.9	3,345.7	2,997.5
Net income attributable to:
Owners of the parent	657.6	1,962.4	2,139.9	2,041.4	1,815.0
Non-controlling interest	402.2	1,200.0	1,377.1	1,304.3	1,182.5

Earnings per 1,000 shares (basic and diluted earnings):
Common shares (in pesos)	-	88,075.6	96,039.9	91,619.0	86,853.8
Common shares (in U.S. dollars)(2)	-	29.5	32.2	30.7	29.1
Earnings per 1,000 shares (basic and diluted earnings):
Preferred shares (in pesos)	-	88,075.6	96,039.9	91,619.0	86,853.8
Preferred shares (in U.S. dollars)(2)	-	29.5	32.2	30.7	29.1
Dividends per 1,000 shares(3):
Common and preferred shares (in pesos)	-	48,000.0	88,200.0	57,900.0	61,733.7
Common and preferred shares (in U.S. dollars)(2)	-	16.1	29.6	19.4	20.7

Weighted average number of shares:
Outstanding common shares in thousands	-	15,216,468.6	15,262,660.1	15,309,380.7	15,406,634.6
Outstanding preferred shares in thousands	-	7,064,548.6	7,018,357.0	6,971,636.5	5,490,721.7
Outstanding common and preferred shares in thousands	-	22,281,017.2	22,281,017.2	22,281,017.2	20,897,356.4

(1)	Includes net income from financial instruments designated at fair value (Ps 209.9 billion in 2017, Ps 181.0 billion in 2016, Ps 153.1 billion in 2015 and Ps 172.9 billion in 2014).

(2)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2017 of Ps 2,984.00 per U.S.$1.00.

(3)	Until 2016, Grupo Aval declared dividends semi-annually in March (from the net income generated in the six-month period between July 1 and December 31 of the previous year) and in September (from the net income generated in the six-month period between January 1 and June 30 of the ongoing year) of each year. Beginning in March 2017, the Company began to declare dividends on an annual basis (from the net income generated in the twelve-month period between January 1 and December 31 of the previous year). Dividends per 1,000 shares figures for 2016 include dividends declared in September, 2016 from the net income generated in the six-month period ended June 30, 2016 and dividends declared in March, 2017 from the net income generated in the six-month period ended December 31, 2016, to be paid in twelve equal installments between April, 2017 and March, 2018.

Statement of financial position

	Grupo Aval
	For the years ended December 31,
	2017	2017	2016	2015	2014
	(in U.S.$ millions, unless otherwise indicated)(1)	(in Ps billions, except share and per share data)
Assets:
Cash and cash equivalents	7,485.5	22,336.8	22,193.0	22,285.0	17,269.8
Financial assets held for trading through profit or losses	1,718.5	5,128.1	4,593.7	5,608.2	5,864.5
Available for sale financial assets	6,238.0	18,614.2	18,392.5	19,684.9	18,758.8
Held to maturity investments	971.5	2,899.0	2,570.5	2,395.3	2,665.8
Other financial assets at fair value through profit or loss	765.0	2,282.6	2,072.7	1,891.7	1,738.6
Loans and receivables, net	53,872.1	160,754.3	150,898.7	141,827.7	114,400.7
Other accounts receivables, net	1,420.7	4,239.3	3,524.6	3,202.2	2,233.4
Hedging derivatives	18.5	55.3	128.5	33.7	64.8
Non-current assets held for sale	34.0	101.4	259.5	199.5	211.2
Tangible assets	2,230.0	6,654.0	6,559.5	6,514.0	5,886.7
Concession arrangements rights	1,043.6	3,114.2	2,805.3	2,390.7	1,842.7
Goodwill	2,312.7	6,901.1	6,824.9	7,056.0	5,867.2
Other intangible assets	284.4	848.7	735.0	612.9	388.1
Income tax assets	350.8	1,046.9	779.1	1,485.2	440.0
Other assets(2)	523.7	1,562.8	1,736.1	1,492.3	1,209.6
Total assets	79,268.9	236,538.5	224,073.7	216,679.3	178,842.2

Liabilities:
Derivatives instruments held for trading	100.1	298.7	640.7	1,143.2	1,183.1
Customer deposits	51,905.2	154,885.2	143,887.1	135,954.6	113,528.5
Interbank borrowings and overnight funds	1,665.7	4,970.4	6,315.7	9,474.9	4,964.4
Borrowings from banks and others	6,101.0	18,205.3	17,906.6	18,750.6	13,685.8
Bonds issued	6,401.5	19,102.2	18,568.2	16,567.1	14,130.1
Borrowings from development entities	1,004.7	2,998.1	2,725.7	2,506.6	2,108.5
Hedging derivatives	4.5	13.5	43.4	337.7	559.5
Provisions	232.1	692.6	620.4	600.2	744.7
Income tax liabilities	679.5	2,027.7	1,651.9	1,892.1	1,691.3
Employee benefits	414.9	1,238.2	1,097.6	1,022.3	975.7
Other liabilities	2,089.6	6,235.5	5,957.2	5,523.5	3,914.7
Total liabilities	70,598.8	210,667.3	199,414.5	193,773.0	157,486.2

Equity
Controlling interest
Subscribed and paid-in capital	7.5	22.3	22.3	22.3	22.3
Additional paid-in capital	2,782.7	8,303.4	8,307.5	8,307.8	8,311.9
Retained earnings	2,404.3	7,174.4	6,522.1	5,699.4	4,961.5
Accumulated other comprehensive income	263.7	786.9	749.6	538.1	372.3
Equity attributable to owners of the parent	5,458.2	16,287.0	15,601.6	14,567.6	13,668.0
Non-controlling interest	3,211.9	9,584.2	9,057.7	8,338.7	7,687.9
Total equity	8,670.1	25,871.2	24,659.2	22,906.3	21,356.0
Total liabilities and equity	79,268.9	236,538.5	224,073.7	216,679.3	178,842.2

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2017 of Ps 2,984.00 per U.S.$1.00.

(2)	Includes investments in associates and joint ventures (Ps 1,043.0 billion in 2017, Ps 1,146.6 billion in 2016, Ps 927.6 billion in 2015 and Ps 717.2 billion in 2014).

Other financial and operating data

	Grupo Aval
	At and for the years ended December 31,
	2017	2016	2015	2014
	(in percentages, unless otherwise indicated)
Profitability ratios:
Net interest margin(1)	5.8%	5.4%	5.4%	5.4%
ROAA(2)	1.4%	1.6%	1.7%	1.8%
ROAE(3)	12.6%	14.3%	14.6%	15.2%
Efficiency ratio(4):	46.5%	47.3%	47.6%	46.2%
Capital ratios:
Period-end equity as a percentage of period-end total assets	10.9%	11.0%	10.6%	11.9%
Tangible equity ratio(5)	7.9%	7.9%	7.3%	8.7%
Credit quality data:
Charge-offs as a percentage of average gross loans(6)	1.7%	1.6%	1.3%	1.3%
Loans past due more than 30 days / total gross loans(6)	3.9%	3.0%	2.7%	2.8%
Loans past due more than 90 days / total gross loans(6)	3.6%	2.0%	1.7%	1.7%
Allowance for loans as a percentage of past due loans more than 30 days	90.7%	95.0%	98.9%	96.7%
Allowance for loans as a percentage of past due loans more than 90 days	128.2%	143.9%	157.9%	157.0%
Allowance for loans as a percentage of gross loans(6)	3.5%	2.8%	2.6%	2.7%
Operational data (in units):
Number of customers of the banks(7)	14,700,386	13,883,370	13,678,194	12,590,374
Number of employees	80,565	77,050	76,095	74,211
Number of branches(8)	1,771	1,789	1,785	1,769
Number of ATMs(8)	5,774	5,739	5,623	5,429

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets. Average interest-earning assets for 2017, 2016 and 2015 are calculated as the sum of interest-earning assets at each quarter-end during the applicable year and the prior year end divided by five. Average interest-earning assets for 2014 are calculated as the sum of interest-earning assets at December 31, 2014 and at January 1, 2014 divided by two.

(2)	For the years ended December 31, 2017, 2016, 2015 and 2014, ROAA is calculated as net income divided by average assets. Average assets for 2017, 2016 and 2015 are calculated as the sum of assets at each quarter-end during the applicable year and the prior year end divided by five. Average assets for 2014 are calculated as the sum of assets at December 31, 2014 and at January 1, 2014 divided by two.

(3)	For the years ended December 31, 2017, 2016, 2015 and 2014, ROAE is calculated as net income attributable to controlling interest divided by average equity attributable to controlling interest. Average equity attributable to controlling interest for 2017 is calculated as the sum of equity attributable to controlling interest at each quarter-end during the applicable year end and the prior year end divided by five. Average equity attributable to controlling interest for 2016 is calculated as the sum of equity attributable to controlling interest at each quarter-end during the applicable year end and the prior year end divided by five. Average equity attributable to controlling interest for 2015 is calculated as the sum of equity attributable to controlling interest at each quarter end during the year end and the prior year end divided by five. Average equity attributable to controlling interest for 2014 is calculated as the sum of equity attributable to controlling interest at December 31, 2014 and at January 1, 2014 divided by two.

(4)	Efficiency ratio is calculated as personnel expenses plus administrative and other expenses divided by the sum of net interest income, net income from commissions and fees, net trading income and other income excluding other.

(5)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights, Ps 3,114.2 billion in 2017, Ps 2,805.3 billion in 2016, Ps 2,390.7 billion in 2015 and Ps 1,842.7 billion in 2014) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights, Ps 3,114.2 billion in 2017, Ps 2,805.3 billion in 2016, Ps 2,390.7 billion in 2015 and Ps 1,842.7 billion in 2014). See “Item 3. Key Information—A. Selected financial and operating data— Ratios and Measures of Financial Performance.”

(6)	Gross loans excludes Interbank and overnight funds (Ps 7,279.0 billion in 2017, Ps 3,569.6 in 2016, Ps 4,085.0 billion in 2015 and Ps 2,007.5 in 2014) as these are short-term liquidity operations that do not show deterioration.

(7)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries and BAC Credomatic are counted separately for each banking subsidiary.

(8)	Reflects aggregated number of branches or ATMs of our banking subsidiaries and BAC Credomatic, as applicable, located throughout Colombia and Central America.

Ratios and Measures of Financial Performance

The tables in this section and elsewhere in this annual report provide the calculation of certain Ratios and Measures of Financial Performance, which are used by our management to analyze the evolution and results of our company. Some of the Ratios and Measures of Financial Performance presented by us are either non-IFRS or use non-IFRS inputs. This non-IFRS information should not be construed as an alternative to IFRS measures. The Ratios and Measures of Financial Performance as determined and measured by us should not be compared to similarly titled measures reported by other companies as other companies may calculate and report such measures differently.

ROAA and ROAE

ROAA, which is calculated as net income divided by average assets, provides a measure of return on assets. We believe ROAE, calculated as such, provides a measure of the total return generated from our company and our subsidiaries for shareholders.

The following table sets forth ROAA and ROAE for Grupo Aval for the indicated years.

	Year ended December 31,
	2017	2016	2015
	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	229,315.3	217,495.7	198,184.1
Average equity attributable to controlling interest(2)	15,635.9	14,993.3	14,019.9
Net income	3,162.4	3,516.9	3,345.7
Net income attributable to controlling interest	1,962.4	2,139.9	2,041.4
Net income attributable to non-controlling interest	1,200.0	1,377.1	1,304.3
ROAA(1)	1.4%	1.6%	1.7%
ROAE(2)	12.6%	14.3%	14.6%
Net Income attributable to non-controlling interest divided by net income	37.9%	39.2%	39.0%

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

The following table sets forth ROAA and ROAE of our subsidiaries for the year ended December 31, 2017.

	Year ended December 31, 2017
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
	(in Ps billions, except percentages)
Average assets(1)	144,807.0	36,906.7	21,218.5	12,406.8	20,346.5
Average equity attributable to controlling interest(2)	16,545.7	4,295.5	2,602.5	1,403.5	3,151.6
Net income	2,133.0	377.7	205.7	137.7	563.9
Net income attributable to controlling interest	1,908.0	376.0	187.0	137.3	212.9
Net income attributable to non-controlling interest	225.0	1.6	18.7	0.4	350.7
ROAA(1)	1.5%	1.0%	1.0%	1.1%	2.8%
ROAE(2)	11.5%	8.8%	7.2%	9.8%	6.8%
Net Income attributable to non-controlling interest divided by net income	10.5%	0.4%	9.1%	0.3%	62.2%

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

Tangible equity ratio

The following table sets forth the tangible equity ratio of Grupo Aval and each of its business segments at December 31, 2017.

		Grupo Aval entities
	Grupo Aval Consolidated	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
	(in Ps billions, except percentages)
Total Equity	25,871.2	18,192.1	4,404.3	2,671.0	1,464.5	5,242.7
Total Assets	236,538.5	149,389.1	37,746.9	22,322.1	12,318.1	21,115.0
Total Equity / Assets	10.9%	12.2%	11.7%	12.0%	11.9%	24.8%
Intangible assets(1)	7,749.7	6,047.4	192.1	80.5	46.3	482.8
Total Equity – Intangible assets	18,121.5	12,144.6	4,212.2	2,590.6	1,418.2	4,759.9
Total assets – Intangible assets	228,788.8	143,341.7	37,554.8	22,241.6	12,271.8	20,632.2
Tangible equity ratio(2)	7.9%	8.5%	11.2%	11.6%	11.6%	23.1%

(1)	Intangible Assets are: goodwill and other intangible assets (excluding intangible assets related to concession arrangements rights of Ps 3,114.2 billion for both Grupo Aval and Corficolombiana).
(2)	Tangible equity ratio is calculated as total equity minus intangible assets divided by total assets minus intangible assets.

Exchange rates

The Colombian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of pesos by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Superintendency of Finance calculates the representative market rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including certain of our banking subsidiaries, for the purchase and sale of U.S. dollars. On April 20, 2018, the representative market rate was Ps 2,757.96 per U.S.$1.00, and on December 31, 2017, the representative market rate was Ps 2,984.00 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos/U.S. dollars.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of pesos per U.S. dollar	Low	High
Month:
November 2017	2,976.39	3,055.57
December 2017	2,962.14	3.029.75
January 2018	2,783.13	2,984.00
February 2018	2,806.67	2,908.70
March 2018	2,780.04	2,879.15
April 2018 (through April 20, 2018)	2,705.34	2,792.96

Source: Colombian Central Bank.

The following table presents the average pesos/U.S. dollar representative market rate for each of the five most recent years, calculated by using the average of the exchange rates on the last day of each month during the period, and the representative year-end market rate for each of the five most recent years.

Pesos/U.S.$1.00 representative market rate	Average	Year-end
Period:
2013	1,868.90	1,926.83
2014	2,000.68	2,392.46
2015	2,746.47	3,149.47
2016	3,053.42	3,000.71
2017	2,951.15	2,984.00

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

BAC Credomatic’s results of operations and financial condition depend on economic, political and social conditions in the countries where it operates, primarily in Central America. The political, economic and social environments in such countries are affected by many different factors, including significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, exchange rate movements, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, drug trafficking and other forms of organized crime, wage and price controls, changes in tax policies, imposition of trade barriers, changes in the prices of commodities and unexpected changes in regulation. The results of operations and financial condition of our Central American operations could be affected by changes in economic and other policies of each country’s government, which have exercised and continue to exercise substantial influence over many aspects of the private sector, and by other social and political developments in each country. During the past several decades, El Salvador, Guatemala, Honduras, Nicaragua and Panamá have experienced civil strife and political instability that have included a succession of regimes with differing economic policies and programs. Previous governments have imposed, among other measures, controls on prices, exchange rates, local and foreign investment and international trade, and restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

Adverse economic, political and social developments, including allegations of corruption against the Colombian government and governments of other countries in which we operate, in Central America may adversely affect demand for banking services and create uncertainty regarding our operating environment, which could have a material adverse effect on BAC Credomatic and, consequently, on our company. In addition, changes in political administrations may result in changes in governmental policy, which could affect BAC Credomatic and, consequently, our business.Downgrades in credit ratings of debt securities issued or guaranteed by governments in countries in which we operate may increase our and our subsidiaries’ cost of funding or limit the ability of borrowing funds from customary sources of capital.

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

Pension funds, such as those managed by Porvenir, are global investors and thus are affected by regional and global economic factors. Lower economic growth of Colombia’s major trading partners or a contagion effect in the region or globally may lead to lower pension fund returns, which may in turn result in decreases in assets under management and impair our business, results of operations or financial condition. In recent years, pension fund returns have been subject to increased volatility in international financial markets. Foreign investments represented 33.3% and 27.0% of Porvenir’s total assets under management at December 31, 2017 and 2016, respectively.

Fluctuations in commodity prices and volatility in exchange rates have in the past led to a deceleration in growth. In particular, the oil industry remains an important determinant of the country’s economic growth. Substantial or extended declines in international oil prices or oil production falls may have an adverse effect on the overall performance of the Colombian economy and could have an adverse impact on the results of operations and financial condition of oil industry companies, which could have an adverse impact on our loans to oil industry companies. Our banking subsidiaries do not maintain a significant overall exposure to oil industry clients and have not been materially impacted by the decrease in international oil prices, however, continuing falling market prices, such as the one experienced during the recent years, pose significant challenges to Colombia’s near-term outlook and may impair the ability of some of the clients of our banking subsidiaries to repay their debt obligations. As of December 31, 2017, our combined exposure to the oil sector is 2.38% of the consolidated loan portfolio (including BAC) with the principal exposure being to Empresa Colombiana de Petróleos S.A. “Ecopetrol,” (0.68%) and to oil pipelines (0.94%) in which Ecopetrol is the majority shareholder. As of December 31, 2017, our exposure to oil service companies and suppliers to the oil sector (0.34% and 0.29%, respectively) is not material. While the credit quality of the companies participating in these sectors has been affected and additional allowances for loan losses will be required, we do not believe that they will materially affect our results. Although the growth of the Colombian economy is expected to gradually recover in the future, there is no guarantee that the past decade´s average growth will be maintained. A low rate of growth of the Colombian economy, a slowdown in the growth of customer demand, an increase in market competition, or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. All of these conditions could lead to a general decrease in demand for borrowings. In addition, the effect on consumer confidence of any actual or perceived deterioration of household incomes in the Colombian or Central American economies may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” and the National Liberation Army (Ejercito de Liberación Nacional), or “ELN”, paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. The Colombian government reached a peace deal with the FARC in November 2016. The Colombian government also began negotiations with ELN in October 2016, which, after a series of bomb attacks by ELN, the Colombian President ordered in January, 2018 the suspension of peace talks. On March, 2018, more than two months after they were suspended, Colombia's government and ELN resumed peace talks in Quito, Ecuador aimed to agreeing a new ceasefire as the preamble for a final peace agreement. Any breakdown in peace, or renewed or continuing drug-related crime and guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to the recently concluded peace deal with the FARC, or any peace negotiation with ELN or other group, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy, or legislation that could directly impact our business, such as those requiring more flexible credit conditions for, or the employment of, former FARC members.

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

Finally, political conditions such as changes in the United States policies related to immigration and remittances could affect the regions in which we operate. Economic conditions in the United States and the region generally may be impacted by the potential renegotiation of the North American Free Trade Agreement (“NAFTA”). This could have an indirect effect on the Colombian economy and the countries in which we operate.

Changes in government policies and actions, including the upcoming 2018 presidential election, as well as judicial decisions in Colombia and other countries in which we operate could significantly affect the local economy and, as a result, our results of operations and financial condition.

Our results of operations and financial condition may be adversely affected by changes in Colombian and Central American governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia and other countries in which we operate.

Colombian and Central American governments have historically exercised substantial influence over their economies, and their policies are likely to continue to have a significant effect on companies, including us.

Presidential elections will take place in Colombia in May 2018. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and the next president may adopt policies that are inconsistent with those of the current President or that negatively affect us. Two candidates, Sergio Fajardo, a politically aligned center-left presidential candidate, and Gustavo Petro, a leftist presidential candidate, have been favored in some of the polls. During the campaign, Mr. Fajardo has broadly indicated that he wants to tackle social disparities and corruption and Mr. Petro has campaigned on an agenda that includes guaranteeing free access to health and education, rejecting current economic trajectories and promoting economic nationalism in lieu of free trade. We cannot predict whether Mr. Fajardo, Mr. Petro or any other candidate if elected will have sufficient support to pass their proposed reforms and whether the elected president will maintain current policies or adopt policies that will negatively affect us. Any future governmental policies and actions, or judicial decisions, could adversely affect our results of operations or financial condition.

Moreover, regulatory uncertainty, public dialogue on reforms during and following the presidential election in Colombia and other countries where we operate, or the passage of reforms may be disruptive to our business or the economy and may result in a material and adverse effect on our financial condition and results and operations.

We and our subsidiaries are subject to anti-corruption laws and other laws in the jurisdictions in which we operate and violation of these regulations could harm our business.

We and our subsidiaries are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anti-corruption, taxation, internal and disclosure control obligations, securities and derivatives regulation, anti-competition regulations, data privacy and labor relations. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business or the business of our subsidiaries could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these laws or regulations in connection with the performance of our obligations to our customers, as well as in connection with the performance of our subsidiaries’ obligations, could also result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our customers that we have not performed our contractual obligations. Because of the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

In particular, practices in the local business community may not conform to international business standards and could violate anti-corruption laws or regulations, including the U.S. Foreign Corrupt Practices Act. Our employees, and joint venture partners, or other third parties with which we associate could take actions that violate policies or procedures designed to promote legal and regulatory compliance or applicable anti-corruption laws or regulations. Violations of these laws or regulations by us or our subsidiaries, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations), including fines or penalties, disgorgement of profits and suspension or disqualification from work, including governmental contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.

Allegations and ongoing investigations of alleged improper payments or corruption involving the Colombian government, politicians and private industry could create economic and political uncertainty. In addition, an ongoing corruption investigation against a former president of one of our subsidiaries relating to his alleged conduct while president of the subsidiary may impact our ability or the ability of our subsidiaries to conduct our or their business, harm our reputation and negatively impact our financial results.

Allegations of corruption against the Colombian government, politicians and private industry could create economic and political uncertainty. More specifically, proven or alleged wrongdoings by the Colombian government, politicians or private industry could have adverse effects on the political stability of Colombia and the Colombian economy. Furthermore, if we, one of our subsidiaries, or entities or projects we participate in, is found to be involved in any way in these activities, it could result in a material adverse effect on our business, including by depressing business volumes, debarring us or our subsidiaries from participating in future projects and/or negatively affecting our reputation.

On December 21, 2016, the United States Department of Justice announced that Odebrecht S.A. (“Odebrecht”), a global construction conglomerate based in Brazil, pled guilty and agreed to pay a monetary penalty to resolve charges with authorities in the United States, Brazil and Switzerland arising out of their schemes to pay approximately $800 million dollars in bribes to government officials in twelve countries around the world, including $11.5 million dollars in Colombia, where the company admitted to offering bribes in order to obtain and extend infrastructure contracts. Odebrecht further admitted to effecting these payments directly from its Brazilian headquarters through its division of structured operations.

Soon after Odebrecht’s guilty plea, Colombia’s Attorney General’s Office (the “Fiscalía General de la Nación” or “Fiscalía”) initiated an investigation that has identified and incarcerated some of the Colombian recipients of the Odebrecht bribes and has made findings that, among other things, Odebrecht effected payments directly from its Brazilian headquarters through its division of structured operations to obtain a contract for the construction of “Ruta del Sol Sector 2” toll road concession awarded to Concesionaria Ruta del Sol S.A.S. (“Concesionaria Ruta del Sol” or the “Concessionaire”) in 2009. This contract, Concession Contract No. 001 of 2010, for the construction of Ruta del Sol Sector 2 (the “Concession Contract”), was signed on January 14, 2010. Episol S.A.S. (“Episol”), a wholly-owned subsidiary of Corficolombiana, is a minority (33%) non-controlling shareholder in the Concessionaire and Odebrecht is the majority controlling and operating shareholder with a participation of 62%. A third shareholder, CSS Constructores S.A., participates with 5%. This investigation is ongoing.

The Fiscalía has expanded its investigation to include other politicians, public servants and private industry members. As part of the investigations into corrupt practices conducted by Odebrecht and Colombian government officials in connection with the awarding of Ruta del Sol Sector 2, on May 9, 2017, the Fiscalía announced an investigation of Mr. José Elías Melo Acosta, who served as President of Corficolombiana for 8 years until May 2016. On December 7, 2017, the Fiscalía filed an indictment against Mr. Melo, charging him with undue interest in the arrangement of contracts (Interés Indebido en la Celebración de Contratos) and bribery (Cohecho por Dar u Ofrecer). Mr. Melo has denied the charges. The trial is expected to begin in the coming weeks with a “preliminary hearing” where the Fiscalía and the defense of Mr. Melo are expected to present their arguments. Mr. Melo’s case has been widely publicized in the local media.

We cannot predict the outcome of the trial against Mr. Melo; however, as the former president of Corficolombiana, a guilty verdict against him could have a material and adverse effect on our or our subsidiaries’ reputation and business activities. Although Corficolombiana or its subsidiaries have not been named or made a part of by the Fiscalía in any of the ongoing criminal investigations, a conviction of Mr. Melo may imply the potential risk for us or our subsidiaries, including Corficolombiana or Episol, of facing possible civil, administrative or criminal allegations based on improper actions of a former member of our senior management. We do not believe that a criminal conviction of Mr. Melo would in and of itself trigger criminal or administrative liability of Grupo Aval or any of its subsidiaries. However, we can provide no assurance that we or our subsidiaries, including Corficolombiana or Episol, will not be involved in legal proceedings or be sanctioned or that political decisions will not result in additional investigations or direct or indirect sanctions by regulators or governmental authorities in Colombia or outside Colombia against us or our subsidiaries, which could materially affect our business. It is possible that information damaging to us and our interests will come to light in the course of the ongoing investigations of corruption by Colombian authorities. Our management may be required to direct its time and attention to defending against allegations arising from such investigations, which could prevent them from focusing on our core businesses. See “Item 8. Financial Information—A. Consolidated Statements and other financial information—Other Litigation.”

On January 20, 2017, the Superintendency of Industry and Commerce (the Colombian Antitrust Authority) initiated an administrative proceeding to investigate whether any anti-competitive behavior had been conducted in the public bidding process for the awarding of the Concession Contract.

This administrative proceeding is primarily based on actions alleged to be contrary to free economic competition conducted by Gabriel García Morales, a recipient of Odebrecht’s bribes, former Vice Minister of Transportation and acting manager of the National Institute of Concessions (the “INCO”), a government agency later replaced by the National Infrastructure Agency (the “ANI”) and some of Odebrecht’s companies (controlling shareholder of the Concessionaire). As part of this administrative proceeding, on February 16, 2017, the Superintendency of Industry and Commerce issued Resolution 5216 ordering, as a precautionary measure, the suspension or cessation of the effects of acts allegedly contrary to free economic competition, by ordering the ANI to immediately terminate the Concession Contract. The precautionary measure is also based on the admission made by Odebrecht and the admission made by Gabriel García Morales to the charges of bribery made by the Fiscalía.

Corficolombiana, as parent company of Episol, and Episol, as shareholder (33%) of the Concessionaire, were required to provide information to the Superintendency of Industry and Commerce, and some members of their management provided testimony related to this administrative proceeding. Although we have no reason to believe that we or any of our subsidiaries are the focus of this antitrust investigation, we can provide no assurance that we or our subsidiaries, including Corficolombiana and Episol, will not be involved in these proceedings. If the Superintendency of Industry and Commerce decides to include Corficolombiana and or Episol and/or their management or employees in this or any other investigation, and attributes any responsibility to them for any anti-competitive acts, our subsidiaries and/or their employees may face the payment of significant fines and our reputation may be affected. Pursuant to Law 1340 of 2009, entities may face fines for up to 100,000 monthly minimum wages, equivalent to Ps 78.1 billion (approximately U.S.$26.2 million) or up to 150% of any gain derived from the improper behavior. Individuals may be responsible for fines of up to 2.000 legal monthly minimum wages, equivalent to Ps 1.6 billion (approximately U.S.$524,000).

The Odebrecht scandal has also prompted additional investigations and proceedings from other judicial and administrative authorities such as the Superintendency of Corporations and the Superintendency of Transportation. Other proceedings include the Class Action lawsuit described below (the “Class Action”) and a proceeding initiated in an arbitral tribunal to resolve the disputes between the Concessionaire and the ANI, including a dispute regarding the termination and liquidation of the Concession Contract (the “Arbitration Proceeding”). These investigations and proceedings may result in additional liability against us, including fines and losses on investments. See “Item 8. Financial Information—A. Consolidated Statements and other financial information—Other Litigation.”

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia and other countries in which we operate could adversely affect our results of operations and financial condition.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and taxes to fund Colombia’s war against terrorism and taxes to fund post-conflict programs related to the peace negotiations with guerrilla forces. Colombian government is also obliged by Law 1473 of 2011, also known as Law of Fiscal Rule to significantly reduce its fiscal deficit over the following years. This, in addition to pressure from rating agencies could lead to additional taxation rates on our business and that of our borrowers. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

Until December 31, 2016, in order to avoid double taxation, our Colombian subsidiaries usually distributed dividends from profits that had already been subject to income tax at the corporate level. These dividends were usually not taxable for Grupo Aval in Colombia, and dividends paid by Grupo Aval to its shareholders in Colombia from these sources of income also were usually not taxable, in each case provided that such profits had been taxed at the subsidiary level. However, on December 29, 2016, the Colombian government enacted a new tax reform (Law 1819) eliminating this treatment and introducing other substantial changes to the then current tax legal framework, including, pursuant to certain rules, taxation on dividends distributed to residents and non-residents from profits generated from 2017 onwards, a modified corporate income tax regime, and an increase in the Value Added Tax rate, among others. Law 1819 of 2016, also repealed Article 36-1 of the Colombian Tax Code which established that capital gains obtained in a sale of shares listed on the Colombian Stock Exchange were not subject to income tax in Colombia, provided that the shares sold by the same beneficial owner during each fiscal year did not represent more than 10% of the issued and outstanding shares of the listed company. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Tax Reforms.”

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

Panama also agreed to enter into a Double Taxation Agreement (DTA) with Colombia. The treaty is expected to include provisions regarding the automatic exchange of financial information by 2018. Failure to execute this treaty or the designation of Panama as a tax haven could have a negative impact on our customer base and on our business, financial condition and results of operations.

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

Changes in the financial condition or credit profiles of customers of our banking subsidiaries and increases in inflation or interest rates and foreign exchange volatility could have a negative effect on the quality of our banks’ loan portfolios, potentially requiring them to increase impairment losses on loan and accounts receivable or resulting in reduced profitability. In particular, the percentage of non-performing loans may increase in the future as a result of factors beyond our control, such as economic conditions and political events affecting Colombia generally or specific sectors of the economy.

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

Existing loan loss allowances may not be adequate to cover any increases in non-performing loans or deterioration in the credit quality of loan portfolios. As a result, our banking subsidiaries may be required to increase impairment loss on loan and accounts receivables, which may adversely affect our results of operations and financial condition.

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

Our banking subsidiaries make loans that are secured by collateral, including real estate and other assets that are generally located in Colombia and the countries where we operate. The value of collateral may significantly fluctuate or decline due to factors beyond the control of our subsidiaries, including, for example, prevailing economic and political conditions in the relevant jurisdiction. At December 31, 2017, 37.3% of total past due loans (including our foreign operations) were secured. An economic slowdown may lead to a downturn in the Colombian or Central American real estate markets, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing these loans or any other collateral securing these loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional impairments to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Our banking subsidiaries also make loans on the basis of guarantees from relatives, affiliates or associated persons of their principal borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, the ability of our banks to enforce such guarantees may be impaired.

In addition, our banking subsidiaries may face difficulties in enforcing their rights as secured creditors against borrowers, collateral or guarantees. In particular, timing delays, documentary and procedural problems in realizing against collateral, as well as debtor-protective judicial interpretations of the law, may make it difficult to foreclose on collateral, realize against guarantees or enforce judgments in our favor, which could materially and adversely affect our results of operations and financial condition.

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

Our Colombian banks’ portfolio of securities primarily consists of sovereign bonds, mainly securities issued or guaranteed by the Colombian government. LB Panamá’s securities portfolios primarily consist of securities issued by corporate and sovereign issuers. We are exposed to significant credit, market and liquidity risks associated with sovereign debt. At December 31, 2017 and 2016, debt securities represented 9.9% and 10.1%, respectively, of our consolidated total assets; approximately 45.9% and 51.2%, respectively, of these securities were issued by the Colombian Central government, and 9.2% and 9.6% of these securities, respectively, were issued or backed by Central American governments during each period. A significant decline in the value of these government securities could materially and adversely affect our debt securities portfolio and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory investments.”

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

Our banking subsidiaries are subject to liquidity risk, which may result in increases in funding costs.

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 73.3% and 72.0% of consolidated total liabilities at December 31, 2017 and 2016, respectively. Because our banking subsidiaries rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate and overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition. The liquidity of our financial entities could be affected by reputational events affecting our entities.

Default by one or more of our largest borrowers could adversely affect our results of operations and financial condition.

The aggregate outstanding loans to our banks’ ten largest borrowers represented 4.2% of our consolidated total loan portfolio at December 31, 2017. Default on loans by one or more of these borrowers may adversely affect our results of operations and financial condition.

In connection with the Odebrecht scandal and in compliance with Resolution 5216 issued on February 16, 2017 by the Superintendency of Industry and Commerce, on February 22, 2017, the ANI and Concesionaria Ruta del Sol, one of our ten largest borrowers, entered into a formal agreement (the “Termination Agreement”) for the termination and liquidation of the Concession Contract relating to the construction of toll road concession Ruta del Sol Sector 2. Pursuant to the terms of the Termination Agreement, the amounts to be paid by the ANI were expected to be sufficient to allow the full payment of Concesionaria Ruta del Sol’s indebtedness with financial entities, including indebtedness with our banking subsidiaries. However, on August 3, 2017, during the course of the Arbitration Proceeding where the Concessionaire had expected to receive the arbitrator’s ratification of the concession’s liquidation formula established under the terms of the Termination Agreement, the ANI stated its unwillingness to abide by the formula established in the Termination Agreement.

Nonetheless, on September 14, 2017 the Tribunal Administrativo de Cundinamarca (a State Court competent on administrative law matters) issued a judicial order compelling the ANI to instruct full payment to all good standing creditors of Concesionaria Ruta del Sol. As a result of this order, on December 22, 2017, the ANI partially complied with its obligation by authorizing a partial payment to financial entities, including certain of the indebtedness with our banking subsidiaries. This payment, in the amount of Ps 0.8 billion (approximately U.S.$266 million) fell short of the total amount of Ps 2.7 trillion (approximately U.S.$890 million, including principal and interest accrued and unpaid) outstanding with financial entities as of the date of such payment.

The payment was applied first, to accrued and unpaid interest, and second, to principal, reducing outstanding indebtedness of Concesionaria Ruta del Sol with financial entities to Ps 1.9 trillion (approximately U.S.$624 million), of which approximately Ps 0.9 billion (approximately U.S.$309 million) correspond to loans with our banking subsidiaries. The same amount remained outstanding as of December 31, 2017.

The Arbitration Proceeding is expected to resolve the differences between the Concessionaire and the ANI regarding the termination and liquidation of the Concession Contract. This proceeding could determine a liquidation value of the Concession Contract and as a result, there is a risk that the Concessionaire may not recover all, or any of, its remaining investment in Ruta del Sol Sector 2. Accordingly, we have no certainty that the amounts to be paid by the ANI will be sufficient to allow payment of all, or any of the Concessionaire’s indebtedness with financial entities, including indebtedness with our banking subsidiaries. As of December 31, 2017, our banking subsidiaries have recorded provisions for 12.9% (Ps 121.3 billion) of our credit exposure to the Concessionaire. See “Item 8. Financial Information—A. Consolidated Statements and other financial information—Other Litigation.”

Electrificadora del Caribe S.A. E.S.P. (“Electricaribe”), a provider of electricity to 2.6 million individual and industrial clients in the northern region of Colombia and an 85.4% owned subsidiary of Gas Natural Fenosa (Spain), is also one of our largest borrowers. Electricaribe was intervened by the Superintendency of Public Utility Services on November 14, 2016. Subsequently, on March 14, 2017, the Superintendency determined that the liquidation of the company required a period of temporary management to ensure uninterrupted electricity services to the company´s clients.

As of December 31, 2017, Electricaribe had outstanding loans and guarantees in the amount of Ps 626.0 billion (U.S.$209.8 million) with our banking subsidiaries and Corficolombiana. Two major electric utility operators have recently expressed an interest in Electricaribe. They expressed a desire to operate Electricaribe, a conviction to be able to make the company financially viable and to eventually take on the company with its financial obligations. However, the liquidation process, the chance of either of these electric utility operators taking over the operations and obligations of Electricaribe and the expected value of the assets could differ from our expectations. Accordingly, at year-end, our banking subsidiaries and Corficolombiana had recorded provisions of nearly 68.8% (Ps 430.7 billion) of their loan exposure to Electricaribe.

Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding and may impact our ability to maintain regulatory capital ratios.

Our credit ratings and those of our banking subsidiaries are an important component of our and their ability to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on numerous dynamic, complex and inter-related factors and assumptions, including our financial strength, conditions affecting the financial services industry generally and the sovereign credit rating of Colombia and the jurisdictions we operate in.

Our banking subsidiaries may be required to raise additional capital in the future to maintain regulatory capital ratios and provide liquidity to meet commitments and business needs, particularly if asset quality or earnings were to deteriorate. For example, if regulatory capital ratios of a banking subsidiary decline as a result of decreases in the value of the loan portfolio or otherwise, such bank subsidiary will be required to improve its capital ratios by either raising additional capital or disposing of assets. Commencing in September 2018, we will be regulated as a financial conglomerate and might be required in the future to raise additional capital to comply with new regulatory adequacy rules applicable to us at the consolidated level. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation. For a summary of our and our banking subsidiaries current credit ratings and outlook , see “Item 5. Operating and Financial Review & Prospects—Liquidity & Capital Resources—Funding.”

Adverse changes in credit ratings or outlooks could increase the cost of funding in the capital markets or borrowings, or reduce the feasibility of refinancing existing debt or issue new debt required to finance our future projects. In addition, lenders and counterparties in derivatives transactions are sensitive to the risk of a ratings or outlook downgrade. Our ability to raise deposits may also be impacted by a change in credit ratings or outlooks, which could make us less successful when competing for deposits.

Any occurrence that may limit our and our banking subsidiaries’ access to funding, such as a downgrade in credit ratings or outlook, or a decline in the confidence of debt purchasers, depositors, or counterparties in the capital markets may adversely affect capital costs, ability to raise capital, and liquidity. Moreover, we and our banking subsidiaries may need to raise capital when many other financial institutions are also seeking to raise capital which, in turn, would require us to compete with numerous other institutions for investors. An inability to raise additional capital on acceptable terms, when needed, or a downgrade in our or our banking subsidiaries’ credit ratings or outlook could have a materially adverse effect on our and our banking subsidiaries’ financial conditions and results of operations.

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

The credit card industry is characterized by higher consumer default than other segments of the credit markets, and defaults are highly related to macroeconomic indicators that are beyond our control. Part of our current growth strategy is to increase volume and number of cards in the credit card portfolio, at the same or a higher rate than the market, which may increase our exposure to risk in our loan portfolio. If Colombian and Central American economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including the targeting of certain sectors), we may be faced with unexpected losses that could have an adverse effect on our results of operations and financial condition.

Changes in banking laws and regulations in Colombia and the other countries in which we operate could adversely affect our consolidated results.

Banking and financial services laws and regulations are subject to ongoing review and revision, including changes in response to global regulatory trends. As a result, governments have been actively considering new banking laws and regulations, and reviewing and revising existing laws and regulations, particularly in relation to capital adequacy and accounting standards. In addition, various international developments, such as the adoption of risk-based capital, leverage and liquidity standards by the Basel Committee on Banking Supervision in December 2010, known as “Basel III,” will continue to impact us in the coming years. To prepare for the implementation of the Basel III accords in Colombia, the Ministry of Finance, in consultation with the Superintendency of Finance, effected an internal review of regulations applicable to financial institutions. Decree 2555 of 2010 was amended in 2012 and 2015, modifying certain capital adequacy requirements for Colombian credit institutions. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation.”

Moreover, Congress, through the enactment of Law No. 1735 of 2014, created a new type of financial institution with the sole purpose of offering electronic deposits and payments (Sociedades Especializadas en Depósitos y Pagos Electrónicos or “SEDPEs”) in order to promote financial inclusion. Regulation of the operations of the SEDPEs as well as know-your-customer requirements, were included by the Colombian government in Decrees 1491 of 2015 and 2076 of 2017. SEDPEs’ activities may create a new competitive environment that could adversely affect our consolidated results of operations.

On September 21, 2017, the Colombian Congress passed Law 1870 to strengthen the regulation and supervision of financial conglomerates, also known as Law of Financial Conglomerates (Ley de Conglomerados Financieros). This law sets out the principles for supervising and regulating financial conglomerates. The regulation establishes criteria for identifying members of the Financial Conglomerates, as well as their controlling Financial Holding Companies, and provides the Colombian government and Superintendency of Finance with tools to regulate and supervise financial conglomerates with respect to capital adequacy, corporate governance standards, financial risk management and internal control framework and criteria for identifying, administering, monitoring and revealing conflicts of interest. Law 1870 also includes powers and faculties enabling the Superintendency to require changes in the structure of the financial conglomerate when the existing structure does not allow sufficient disclosure of information and a comprehensive and consolidated supervision, conduct on-site visits and withdrawal of operating licenses. It is not yet possible to assess the actual implications of this Law because it provides a six-month period during which the government (Ministry of Finance) must enact certain regulatory decrees regarding the foregoing and Law 1870 will be in force and effective six months after the enactment of such decrees and accordingly we cannot assure you that such Law will not have a material impact on us. Accordingly, the Law of Financial Conglomerates is expected to become effective in September 2018. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Regulatory framework for Colombian Financial Conglomerates.”

Central America has also been impacted by regulatory changes regarding banking laws and regulations. In Honduras, the National Commission of Banks and Insurances (NCBI) has enacted a new regulation with respect to capital adequacy, capital conservation buffer and leverage ratio requirements applicable to Honduran financial institutions, which has been effective since March 2017. Such regulation requires, among others, that in a three-year-period financial institutions maintain a capital conservation buffer ratio equivalent to three per cent (3%) above the minimum capital adequacy ratio of 10% or above the minimum capital adequacy ratio defined by the NCBI for a financial institution in an individual basis. Financial institutions are also required to maintain a minimum leverage ratio of four per cent (4%). Minimum leverage ratio is calculated by dividing the primary capital (as defined in those regulations) by the sum of the total assets and the unweighted contingent assets (net of impairment, depreciation, and amortization estimates). Financial institutions with a minimum leverage ratio below such limit are required to gradually adjust it within the timeframe stated in the regulation.

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

The regulation of credit cards in other Central American countries, such as in Costa Rica, continues to be a matter of discussion with ongoing initiatives to regulate the interest rate and other conditions related to the issuance of credit cards.

In Costa Rica, there have been changes regarding capital requirements. On June 28, 2017, the Central Bank of Costa Rica increased the minimum capital requirement for commercial private banks to 14,758 million colones (Ps 77.3 billion or U.S. $25.9 million). The General Superintendency of Securities also increased such requirement on March 9, 2017 for securities stock exchange companies and investment fund management companies to 194 million colones (Ps 1,018 million or U.S.$341,440) and 132 million colones (Ps 693 million or U.S.$232,320), respectively. Even though our subsidiaries were already in compliance, these recent changes evidence the growing focus of the Costa Rican authorities to regulate capital requirements.

In Costa Rica, Act Number 9449, which modified the “Money Laundering Act,” was passed in May 2017. This reform creates new duties for financial institutions regarding the identification process and control that such institutions need to have in relation with certain clients. The General Superintendency of Financial Institutions may sanction institutions for non-compliance of these new requirements with a fine of 0.5% to 2% of their capital.

In Nicaragua, a new countercyclical capital buffer was established on September 19, 2017 by the “Anti-cyclical provision regulations” (No. N° CD-SIBOIF-1016-1-SEP19-2017) issued by the Superintendency of Banks and Other Financial Institutions (SBOFI). The purpose of this regulation is to mitigate macro-prudential credit risk by establishing new reserves in addition to the ones required by the “Credit Risk Management Regulations” in order to strengthen the financial system. The SBOFI also issued new rules for the distribution of dividends in financial institutions by modifying the “Dividend Distribution Regulations.” Among other requirements, it stipulated that no distribution of dividends can be made unless the “capital conservation reserve” and the “extraordinary capital reserve” (both defined therein) are satisfied.

On December 8, 2015, the Guatemalan congress passed Decree 7 of 2015, also known as the Credit Cards Act, establishing a limit in the interest rate that may be charged to cardholders. However, in March 2016, the Guatemalan Constitutional Court found such decree unconstitutional.

Additionally, there have been relevant changes in Guatemala, regarding rules for collection and information on bank’s customers. First, on May 26, 2016 Decree 28 was passed to modify Article 46 of the Banks and Financial Groups Act which creates certain rules relating the collection process in order to avoid harassment by debt collectors. Such regulation may reduce the current levels of collection. Second, in February 2017 when Guatemala Decree 37 of 2016 took effect, it modified articles 63 and 113 of the Banks and Financial Groups Act and included new articles to the Guatemalan Tax Code regarding bank secrecy. Such change allows the Superintendency of Tax Administration of Guatemala to lift the bank secrecy and require certain customer information to banks, through a judicial procedure in which neither the bank nor the customer are parties. In addition, banks will be required to comply in a short period (i.e. 8 days maximum) subject to certain sanctions.

In Honduras, in October 2017, the amendment to a credit card act was approved by the congress by Legislative Decree N° 57-2017. Such reform regulates the interest rate for credit cards to a maximum of 54% annually, restricts penalties to credit card loyalty programs and limits: a) the POS (pin pads) processing fees to a maximum of 4%; b) offering products and/or services without authorization; and c) service charges. It also regulates the credit card holder indebtedness limits.

In El Salvador, some relevant changes regarding social security legislation were implemented. As of January 2017, the minimum wage applicable to the sector increased by 19%, representing an additional annual expense for our consolidated operations in El Salvador. Furthermore, a reform in the Salvadorian pension system was also approved in September 2017, which involved an increase of 1% on employer and employee contributions, to take effect beginning from November 2017. This reform increases the costs of our operations in El Salvador.

The adoption of new laws or regulations, or changes in the interpretations or enforcement of existing laws or regulations may have an adverse effect on our results of operations and financial condition.

Our financial results may be negatively affected by changes to accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB and prepare consolidated financial statements for publication in Colombia under Colombian IFRS. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future. In particular, IFRS 9, commencing January 1, 2018, will require us to record credit losses on loans at inception net of expected loss basis instead of recording credit losses on an incurred loss basis. For further information about developments in financial accounting and reporting standards, see Note 2 to the Consolidated Financial Statements, “Note 2 – Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies.”

Regulatory actions may result in fines, penalties or restrictions that could materially and adversely affect our businesses and financial performance.

Our Colombian banks, as well as Corficolombiana, Porvenir and our international banking operations, are subject to regulation and supervision by financial authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our subsidiaries’ organization and operations, including, for example, the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by Colombian banks. Failure to comply with applicable regulations could subject our banking subsidiaries to fines or sanctions or even revocation of licenses or permits to operate. In the event that any of these subsidiaries encounters significant financial problems, are in danger of insolvency or become insolvent, or are otherwise deemed to not be viable, the financial authorities would have broad powers to intervene in our management and operations, including suspending or removing management and, in extreme circumstances, putting our banks, Corficolombiana, Porvenir and our international banking operations, into conservatorship or receivership or taking control of our banks, Corficolombiana, Porvenir and our other subsidiaries. Currently, Grupo Aval is not considered to be and is not regulated as a financial institution; however, as an issuer of securities in Colombia, we are required to submit information to the Superintendency of Finance and comply with corporate governance requirements. Commencing in September 2018, we will be subject to the supervision and regulation of the Superintendency of Finance as a financial conglomerate holding company and will be required to comply with capital adequacy and additional regulations applicable to financial conglomerates that have yet to be issued. As a result, we may become subject to more stringent regulation. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation.”

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

Corficolombiana may be adversely affected by lower than expected returns on investments, reduced opportunities to realize value from investments, and failure to find suitable investments so as to deploy capital effectively. During periods of difficult market conditions (which may span across one or more industries, sectors or geographies), portfolio companies may experience adverse operating performance, decreased revenues, financial losses, difficulty in obtaining access to financing or increased funding costs. Negative financial performance of portfolio companies may materially and adversely affect Corficolombiana’s results of operations and cash flow. If the operating performance of those portfolio companies (as well as valuation multiples) does not improve following any such downturn or other portfolio companies experience adverse operating performance, Corficolombiana may be forced to sell those assets at values that are less than projected or even at a loss. Portfolio companies may also have difficulties expanding their businesses and operations or meeting debt service and other obligations as they become due. Furthermore, negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the investment Even if such conditions improve broadly and significantly over the long term, adverse conditions and/or other events in particular sectors may cause our performance to suffer further.

Corficolombiana’s due diligence process for evaluating prospective investments may not identify all risks or ensure investment returns.

Before making investments, Corficolombiana conducts the due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, it may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process to varying degrees depending on the type of investment, but we may be unable to engage these third parties in a timely manner, or at all. Nevertheless, the due diligence investigation carried out by Corficolombiana with respect to any investment opportunity may not reveal or highlight all relevant risks of such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

A significant part of Corficolombiana’s investments are in relatively illiquid assets, and Corficolombiana may fail to realize any profits from these investments for a considerable period of time or lose some or all of the principal amount of these investments.

At December 31, 2017, 63.5% of Corficolombiana’s investments were in securities of privately held companies. There are often no readily ascertainable market prices for such securities or for those investments of Corficolombiana in listed companies with low or medium trading volumes. As a result, there may be limited or no marketability for these investments, and they may decline in value while Corficolombiana is seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could actually be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such securities for a period of time. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, it is possible that investments in privately held companies may only be disposed of over a substantial length of time, if at all, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period of time—sales that it had planned to make.

As mentioned above, Episol, a wholly-owned affiliate of Corficolombiana, is a minority (33%) non-controlling shareholder in Concesionaria Ruta del Sol and Odebrecht is the majority controlling and operating shareholder with a 62% stake. In connection with the Termination Agreement for the termination and liquidation of the Concession Contract, Episol and Corficolombiana recorded an impairment adjustment in 2016 on its investment in Concesionaria Ruta del Sol in the amount of Ps 102.3 billion (approximately U.S.$34 million). On February 8, 2018, Episol and Corficolombiana carried out a second impairment analysis regarding their investment in Concesionaria Ruta del Sol reflecting an additional adjustment in December 2017 of Ps 140.7 billion (approximately U.S.$47 million).

The balance of this investment after both impairments is Ps 111.8 billion (approximately U.S.$37.5 million), equivalent to the present value of the cash equity contributions made by Episol in Concesionaria Ruta del Sol as of December 31, 2017, and is yet to be recovered. In order to defend its interest as shareholder of Concesionaria Ruta del Sol on October 3, 2017, Episol requested and was later admitted as a party to the Arbitration Proceedings expected to resolve the differences between the Concessionaire and the ANI regarding the termination and liquidation of the toll road concession Ruta del Sol Sector 2 and related matters. These proceedings could determine a liquidation value and as a result of this or other actions, there is a risk that Episol may not recover all, or any of, its remaining investment in the Concessionaire. See “Item 8. Financial Information—A. Consolidated Statements and other financial information—Other Litigation.”

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

Corficolombiana may directly, or through its operating subsidiaries, enter into new investment projects such as infrastructure projects including toll-road fourth generation concessions that require significant financing. Corficolombiana or its operating subsidiaries may experience difficulties in accessing debt and equity financing resources required to fund such projects and/or may obtain them at higher costs and/or lower tenors than initially expected. As a result, Corficolombiana’s investment objectives may attain lower returns due to higher financing costs, delays in the investment schedule or any eventual stoppage of the investment project, which could also result in the payment of penalties to its counterparties, including the government entities in the case of development of new highways and toll-roads. If Corficolombiana is unable to obtain adequate financing on terms satisfactory to it, its ability to continue to grow or support its business and respond to business challenges could be significantly limited.

Most of Corficolombiana’s investments are concentrated in five industries.

The majority of Corficolombiana’s investment portfolio was concentrated in the energy and gas, infrastructure, agribusiness, hotels division and financial services. Energy and gas and infrastructure account for 80.0% of Corficolombiana’s total investment portfolio. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

A variety of issues outside of Corficolombiana’s control could affect the timing and performance of its investments, which may result in additional costs and reputational harm to Corficolombiana, reductions or delays in revenues or the payment of liquidated damages.

Many of Corficolombiana’s investments, including in the energy and gas and infrastructure sectors, involve challenging engineering, permitting, procurement and construction phases that may occur over extended time periods, sometimes several years. These investments may also encounter difficulties as a result of delays in design, engineering information or materials to be completed or procured by them, the customer or a third party; delays or difficulties in equipment and material delivery; schedule changes; delays due to failure to timely obtain permits or rights of way or meet other regulatory requirements or permitting conditions; accidents and catastrophic events, weather-related delays; protests, legal challenges or other political activity; and other factors. In the energy and gas sector, Corficolombiana, through Promigas, is exposed to a variety of inherent hazards and operating risks in gas distribution such as leaks, explosions and mechanical problems which could cause substantial financial losses.

If any of Corficolombiana’s investments or projects fail to comply with the applicable professional standards or contractual requirements, Corficolombiana or its subsidiaries could be exposed to significant monetary damages or violations. A catastrophic event at one of the investments could also result in significant professional or product liability, and warranty or other claims as well as reputational harm, especially if public safety is impacted.

On January 15, 2018, the Chirajara bridge, which was under construction and located on KM64 Bogotá – Villavicencio, partially collapsed, causing several casualties and injured workers. Concesionaria Vial de los Andes S.A, or "Coviandes,” of which Corficolombiana owns 59.8%, and Infrastructure Construction S.A.S, or “Coninvial,” of which 60% is owned by Episol, a Corficolombiana wholly-owned subsidiary, are involved in the construction of this road infrastructure through a concession agreement. While the construction of the bridge was sub-contracted to other unrelated construction companies and the sub-contractor has insurance protection “deemed adequate,” there is no certainty as to what possible contingencies could accrue against us. The cause of the collapse is being investigated and the implications and costs related to this incident cannot yet be determined.

Many of these difficulties and delays are beyond Corficolombiana’s control and could negatively impact its ability to achieve its anticipated return from its investments. Delays and additional costs may be substantial and not recoverable from third parties, and in some cases, may cause substantial financial losses. Failure to meet any of their schedules or performance requirements could also result in additional costs or penalties, including liquidated damages, and such amounts could exceed profits from these projects. In extreme cases, the above-mentioned factors could cause project cancellations, and Corficolombiana may not be able to replace such projects with similar projects or at all. Such delays or cancellations may impact Corficolombiana’s investments, its reputation or relationships with customers and could have a material adverse effect on Corficolombiana’s business, results of operations or financial condition.

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

We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations of the Colombian Peso, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, and the Colombian peso, and between the U.S. dollar and each of the currencies in our Central American operations, as 38.6% of our average consolidated assets for the year ended December 31, 2017 and 41.4% of our average consolidated liabilities for the year ended December 31, 2017 are foreign currency-denominated.

On a consolidated basis we have U.S.$3.6 billion (Ps 10.7 trillion) of long-term debt denominated in U.S. dollars as of December 31, 2017. Our significant dollar-denominated investments in Central America can affect our business. Fluctuations in the exchange rate between the Colombian peso and the U.S. dollar may affect the value of these debt and investments on our statement of financial position and cause us to recognize gains or losses in our statement of income. Any substantial fluctuation in the U.S. dollar relative to the Colombian peso could affect our results of operations and our ability to meet our future payment obligations and increase or decrease the peso value of our risk-weighted assets and goodwill, thereby affecting capital ratios of our banking subsidiaries.

The exchange rate fluctuation between the Colombian peso and U.S. dollar also affects our results as the functional currency of LB Panama, which consolidates BAC Credomatic, is the U.S. Dollar. See “Item 5. Operating and financial review and prospects—Results of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016—Banco de Bogotá Subsidiary Analysis—LB Panamá” for a description of the effect of such fluctuation on LB Panama’s results.

A substantial portion of BAC Credomatic’s earnings, assets and liabilities are in Costa Rican colones, Guatemalan quetzals, Honduran lempiras, Nicaraguan córdobas, Panamanian balboas and U.S. dollars. As a result, our Central American operations are subject to risks relating to foreign currency exchange rate fluctuations between these currencies and pesos.

We are exposed to changes in the values of current holdings and future cash flows denominated in other currencies. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates. Hedging instruments used to mitigate this risk include currency swaps and deposits as of December 31, 2017.

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

In accordance with its market risk policies, BAC Credomatic maintains a U.S. dollar net asset position (long U.S. dollar position) which is intended to hedge up to 60% of its shareholders’ equity against possible devaluations of each of the local currencies in the countries where it operates against the U.S. dollar.

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

The Colombian Commercial Code limits the amount of interest our Colombian subsidiaries may charge on commercial transactions, including transactions of our banking subsidiaries. In the future, regulations in Colombia could impose increased limitations regarding interest rates or banking fees. Law 1430 of December 2010, as amended, authorizes the Colombian government to impose or place limits on tariffs and fees charged by banks and other financial institutions where the government has determined that there is insufficient competition in a relevant market. Additionally, the law requires the Superintendency of Finance to implement a monitoring scheme of the tariffs and fees charged by the financial institutions in their relevant markets and to report the results of this evaluation semi-annually to the Colombian government. The Colombian government issued Decree 4809 of 2011 and Decree 1854 of 2015, which (1) requires banks to provide each of their clients with statements of all fees charged to such clients on an annual basis, (2) sets a limit on the fees that banks may charge to their clients for withdrawals from automated teller machines of other banks and (3) establishes that transactions through the internet may not cost more than those made through other channels. Accordingly, the Superintendency of Finance has issued External Circular 012 of 2012, setting the rules and principles that must be followed by banking and financial institutions at the time of establishing, publishing and promoting their tariffs and fees. A significant portion of our banks’ revenues and operating cash flow is generated by credit services and any such increased limitations would materially and adversely affect our results of operations and financial condition.

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

Law 1555 of 2012 allows consumers of financial services to prepay obligations denominated in pesos owed to financial institutions, without incurring any penalty. The law also requires that financial institutions disclose the possibility of such prepayment to borrowers prior to the extension of any loan. Although this law does not apply to loans having a balance that exceeds 880 times the legal monthly minimum wages, nor to financial obligations acquired prior to its effective date (July 9, 2012), its application may substantially affect our banking business profits.

On July 7, 2016, the Colombian Congress enacted Law 1793 regarding costs charged to customers of financial entities and as a result customers are now able to use the total balance in their savings accounts and electronic deposits without having the obligation to preserve a minimum amount of deposits. Moreover, financial entities are prohibited from charging financial costs on savings accounts following 60 days of inactivity and have the obligation to recognize a minimum positive rate return in savings accounts.

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

We and our subsidiaries rely on information systems to operate websites, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. We and our subsidiaries may experience operational problems with our information systems as a result of system failures, viruses, ransomwares, computer “hackers” or other causes. Cyber security risks for financial institutions have significantly increased because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, hacktivists, terrorists and other external parties. We have experienced cyber threats and incidents in the past, such as malware and ransomware infections, which have required the immediate attention of the incident response teams (CSIRT), which caused some temporary disruptions in non-operational areas. We outsource certain services and although we require our services providers to adhere to our standards, we cannot assure you that any of our service providers will not experience cyber incidents that will affect us. We also cannot assure that our insurance coverage or where applicable, that of our third party providers, will be sufficient to cover any liabilities for data loss. As we seek to further develop digital channels, the implementation of technological changes and upgrades to maintain existing systems and integrate new systems, including usage of third party service providers, could increase our risk of cyber security attacks. Any material disruption or slowdown of our or our subsidiaries’ systems could cause information, including data related to customer requests, to be lost or to be delivered to our customers with delays or errors, which could reduce demand for our services and products and could materially and adversely affect our results of operations and financial condition.

Our policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to fines and other liabilities.

We and our subsidiaries are required to comply with applicable anti-money laundering laws, anti-terrorism financing laws, anti-bribery and other regulations. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious or large transactions to the applicable regulatory authorities. While we and our financial institutions have adopted policies and procedures aimed at detecting and preventing the use of banking networks for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures may not completely eliminate instances where they may be used by other parties to engage in money laundering and other illegal or improper activities. If we or any of our subsidiaries fail to fully comply with applicable laws and regulations, the relevant government authorities to which they report have the power and authority to impose fines and other penalties. In addition, our businesses and reputation could suffer if customers use our financial institutions for money laundering or illegal or improper purposes.

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

Various banking institutions, which have recently been incorporated in Colombia, target the microcredit and small and medium enterprises segments. Local subsidiaries of international financial institutions, have entered the market targeting corporate clients. The businesses of these new credit institutions may affect our market position in the individual, small and medium enterprises and our merchant banking operation. To a lesser extent, we also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), leasing and factoring companies, mutual fund and pension fund management companies and insurance companies.

In addition, the pace of consolidation in the Colombian and Central American financial services industry has increased, which may also increase competition in the markets where we operate. See “Item 4. Information on the Company—B. Business overview—Competition.”

Furthermore, our banking subsidiaries may face challenges as new competitors enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. New entrants could take advantage of regulatory arbitrage to compete with substantially lower cost structures. Non-traditional providers of banking services, such as Internet based e-commerce providers, mobile telephone companies, internet search engines and crowd-funding websites may offer and/or increase their offerings of financial products and services directly to customers. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. Technological advances and heightened e-commerce activities have increased consumers’ accessibility to products and services which has in turn intensified competition among banks and nonbanks in offering loans. Existing competitors and market entrants may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected.

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

Mr. Sarmiento Angulo beneficially owns 97.3% of our common shares outstanding and 42.9% of our preferred shares outstanding, as of April 20, 2018, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.” The preferred shares do not have any voting rights and thus will not affect such control of our group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, as of April 20, 2018, he beneficially owns 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 0.3% of Corficolombiana.

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

We conduct banking businesses outside our historical home market of Colombia primarily through BAC Credomatic. Our Central American operations may involve risks to which we have not previously been exposed. Some of these operations are in countries that may present different or greater risks than those in Colombia. For example, BAC Credomatic has a significant consumer finance business, including credit card operations, in the Central American countries in which it operates. At December 31, 2017, BAC Credomatic’s consumer loan portfolio totaled U.S.$ 6.2 billion (Ps 18.5 trillion) (including mortgages, vehicles and other personal loans), which represented 40.1% of BAC Credomatic’s total loan portfolio, and US$ 2.8 billion (Ps 8.3 trillion) in credit card loans, which represented 18.0% of BAC Credomatic’s total loan portfolio. We may face delays in payments by customers and higher delinquency rates in these countries, which could necessitate higher impairments for loan losses and, consequently, have a negative effect on our financial performance.

We depend on BAC Credomatic’s current senior management, and the loss of their services could have a material adverse effect on BAC Credomatic’s business.

We have retained most of the senior management of BAC Credomatic, who have worked on average over 15 years at BAC Credomatic. The loss of services of any of BAC Credomatic’s senior officers could have an adverse effect on BAC Credomatic’s business.

Changes in credit card regulations may adversely affect BAC Credomatic’s business.

The credit card business is an important business segment for BAC Credomatic, representing 18.0% and 17.8% of its total loan portfolio for December 31, 2017 and 2016, respectively. The adoption of new laws and regulations or the revision of the current regulatory regime for credit cards in any of the jurisdictions in which BAC Credomatic operates may have an adverse effect on BAC Credomatic’s results of operations and financial condition.

BAC Credomatic and our Central American operations are subject to significant compliance risks in connection with a multi-jurisdictional regulatory regime.

BAC Credomatic’s businesses are subject to regulation under Bahamian, Costa Rican, Guatemalan, Grand Cayman, Honduran, Nicaraguan, Panamanian, Salvadoran and U.S. federal, state and other foreign laws, regulations and policies. BAC Credomatic thus is subject to a multi-jurisdictional regulatory regime. In addition, any changes to the regulatory regime of one of the Central American countries may lead to corresponding changes to the regulatory regime of other countries in the region. BAC Credomatic’s businesses are regularly reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages.

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

Pursuant to Colombian law, the Colombian Central Bank has the power to intervene in the exchange market in order to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate, acting through a variety of mechanisms, including discretionary ones. During recent years, the Colombian Central Bank has employed a floating exchange rate system with periodic interventions. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. For example, the peso appreciated 0.6% against the U.S. dollar in 2017, appreciated 4.7% in 2016, depreciated 31.6% in 2015, depreciated 24.2% in 2014 and depreciated 9.0% in 2013. Unforeseen events in international markets, fluctuations in interest rates, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the Colombian peso, thereby decreasing the U.S. dollar value of the dividends paid to holders of the ADSs.

Restrictions on purchasing our preferred shares may affect the market liquidity of our preferred shares and ADSs.

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real, or “UVRs” (approximately U.S.$5,582.1), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 252.4 (U.S.$ 0.08) and 66,000 UVRs = Ps 16,656,862.2 at December 31, 2017). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

The relative illiquidity of the Colombian securities markets may impair the ability of preferred shareholders and holders of ADSs to sell preferred shares underlying the ADSs.

Our preferred shares are listed on the Colombian Stock Exchange, which is relatively small and illiquid compared to securities exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of the market capitalization and trading volume on the Colombian Stock Exchange. A liquid trading market for the preferred shares or ADSs may not develop on the Colombian Stock Exchange or New York Stock Exchange, respectively. A limited trading market could impair the ability of a holder of preferred shares or ADSs to sell preferred shares (in the case of an ADS holder, obtained upon withdrawal of such shares from the ADR facility) on the Colombian Stock Exchange in the amount and at the price and time desired by such holder, and could increase the volatility of the market price of the preferred shares and the ADSs.

An active market for our preferred shares and the ADSs may not continue to develop or be maintained and the market price of our preferred shares and the ADSs may fluctuate in response to numerous factors.

The market price of our ADSs and preferred shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including actual or anticipated fluctuations in our operating results, economic downturns, political events in Colombia, Central America or other jurisdictions where we operate, developments affecting the banking industry, exchange rates, changes in financial estimates by securities analysts or our failure to perform in line with such estimates, departures of key personnel, and sales of our preferred shares in the future, including by our banking subsidiaries who may have to sell our preferred shares obtained from investors who entered into loans with them to acquire our preferred shares in our offering of 1,600 million preferred shares on May 12, 2011, or the “Preferred Shares Local Offering.” Furthermore, common shares may be converted into preferred shares on a 1-1 basis provided that our preferred shares do not exceed 50% of our total subscribed share capital. Preferred shares are available for deposit into the ADS Program.

Our banking subsidiaries extended credits through loans to finance the acquisition of preferred shares in the Preferred Shares Local Offering of which 24 loans representing Ps 87.3 billion (U.S.$29.3 million) were outstanding at December 31, 2017. The final loan will mature in 2021. Depending on the characteristics of the borrower, our banking subsidiaries may have required collateral, which may have included a pledge of the preferred shares that were subject to the financing. Such a pledge would permit our banking subsidiaries through a court procedure to seek the sale of the preferred shares if the borrower defaults. Our banking subsidiaries had, on an aggregate basis, pledges over 67,135,906 preferred shares related to loans made to third parties at December 31, 2017. All the loans are full-recourse loans. Under the terms of the pledges, each borrower is limited from selling the pledged shares until the loan is repaid. Under Colombian law, our banking subsidiaries must seek to sell any repossessed shares as banks are not permitted to hold shares issued by their parent. If changes in general economic conditions or other factors cause these borrowers to default on their loans, our subsidiaries will have to sell our preferred shares into the market, or alternatively, upon repayment of the loans, these borrowers will not be restricted from selling such shares in the market. As a result, the market price of our preferred shares and ADSs may decline.

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

Although Colombian tax law does not specifically refer to the tax consequences applicable to an ADS holder withdrawing the underlying preferred shares, we believe, based on the advice of our Colombian counsel, that such a transaction should not result in a taxable event under Colombian law in the case of non-resident entities and non-resident individuals given the nature of the transaction. Nevertheless, this issue is not free from doubt, and the Colombian tax authorities may have a different interpretation of the law, or the law may change and the Colombian tax authorities may assess taxes on the conversion of ADSs into preferred shares based upon the difference between the market value of the preferred shares and the adjusted tax basis of the ADSs. Furthermore, an investor who surrenders ADSs and withdraws preferred shares will be subject to income taxes on any gain associated with the sale of such preferred shares if such sale exceeds 10% of the issued and outstanding shares of the listed company during a taxable year.

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

Colombia and other countries in which we operate have different corporate disclosure and accounting standards for our industry than those applicable in the United States. Financial reporting disclosure requirements in the jurisdictions in which we operate differ in certain significant respects from those required in the United States. There are also material differences among IFRS (as issued by the IASB) and Colombian IFRS. Accordingly, the information about us available in such jurisdictions may not be the same as the information available to holders of shares issued by a U.S. company. Furthermore, since January 1, 2015 we began preparing our financial statements in accordance with IFRS as issued by the IASB and, as a result, some of our financial data may not be easily comparable from period to period.

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

Our company

We are Colombia’s largest banking group based on total assets and we are also the largest banking group in Central America based on total assets as of December 31, 2017. We provide a comprehensive range of financial services and products ranging from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

As of December 31, 2017, 70.3% of our assets originated in Colombia, and 29.7% in Central America. In terms of businesses, 89.9% of our total assets were banking assets, 8.9% were assets from Corficolombiana, and 1.2% were on-balance sheet assets of our Pension Fund Manager, Porvenir. On a consolidated basis, Grupo Aval manages Ps 236.5 trillion of on-balance sheet assets, and Ps 231.4 trillion of off-balance sheet assets (assets under management).

Colombian operations

Our operations in Colombia currently consist of four commercial banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest merchant bank (Corficolombiana) and the largest pension and severance fund manager (Porvenir). Our Red de Grupo Aval (Grupo Aval network) is one of the largest networks of ATMs and branches in Colombia and has been a key element of our competitive positioning in the Colombian market. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red de Grupo Aval (Grupo Aval network). On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Shareholders’ Agreement, as a result of which Grupo Aval became the direct controlling entity of Corficolombiana.

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

	At and for the year ended December 31, 2017
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval Aggregate (1)	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
ROAA(2)	2.4	1.0	0.6	1.0	1.7	1.7	1.5	0.9
ROAE(3)	11.9	8.3	5.4	8.8	10.5	11.0	12.3	11.5
Efficiency ratio(4)	39.2	49.8	62.3	57.8	46.3	46.7	44.8	45.3
Market share in Colombia:
Net income	25.2	4.3	1.7	1.6	32.9	29.3	14.5	6.0
Deposits	14.2	6.2	4.4	2.8	27.5	23.4	13.1	12.0
Gross loans and leases	12.7	6.2	4.1	2.4	25.4	26.5	14.5	10.3
Assets	14.4	5.9	3.8	2.1	26.2	25.2	13.5	9.9
Branches	12.2	3.9	3.9	5.2	25.3	13.0	10.4	8.1
ATMs	11.1	2.2	7.0	3.8	24.1	29.0	12.3	8.6

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

We have operations in six Central American countries (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá). We are the leading credit card issuers and merchant-acquiring franchises in Central America and have the only network that processes all major credit card brands in the region. At December 31, 2017, BAC Credomatic’s credit card portfolio totaled U.S.$2.8 billion (Ps 8.3 trillion), which represents an 8.9% increase from U.S.$2.6 billion at December 31, 2016 (Ps 7.6 trillion). At December 31, 2017, 80.8% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panamá. The remaining 19.2% was distributed among Honduras and Nicaragua. On December 16, 2016, Credomatic de Mexico S.A. de C.V., a subsidiary of BAC International Bank, Inc., entered into an agreement with Banco Invex S.A. Institución de Banca Múltiple, Invex Grupo Financiero for the transfer of its Mexican credit card portfolio and the eventual sale of Credomatic de Mexico S.A. de C.V., as part of BAC International Bank, Inc.’s strategy to focus its presence in the banking and credit card businesses in the six Central American countries. The transfer of the Mexican credit card portfolio transaction closed on June 23, 2017 and the sale of Credomatic de Mexico S.A. de C.V. is expected to happen during the first semester of 2018.

Through a network of 350 branches and 1,993 ATMs at December 31, 2017, BAC Credomatic has more than 3.4 million customers and serves a region with a total population of approximately 47 million at December 31, 2017. Our Central American operations represented 29.7% of our assets at December 31, 2017. For the years ended December 31, 2017, December 31, 2016 and December 31, 2015, the efficiency ratio for BAC Credomatic was 51.7%, 54.9% and 54.4%, respectively.

We continue working to improve our performance in Central America and continue to improve BAC Credomatic’s efficiency ratio. The efficiency ratio of our Colombian operations was 43.9% for the year ended December 31, 2017, while the efficiency for our Central American operations was 52.0% for the same period. We also believe we can leverage Grupo Aval’s expertise to increase BAC Credomatic’s share in corporate lending within Central America.

The following table shows the market shares of our Central American operations and that of our principal competitors in Central America.

	At December 31, 2017
	BAC Credomatic	Bancolombia Central America	Banco General	Banco Industrial	Scotiabank Central America
	(in percentages)
Central American market share:
Loans and leases, net	10.1	9.0	7.6	5.8	4.8
Assets	9.2	7.8	7.3	6.8	4.0
Deposits	9.1	8.0	6.9	6.2	4.4
Liabilities	9.1	7.7	7.3	7.0	4.1
Total equity	10.3	8.5	8.0	5.6	3.5
Net income	12.9	7.7	15.1	8.2	1.4

Source: Calculated based on data aggregated from the local superintendencies of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá.

Our business strengths

We believe that we have achieved our leading positions in the Colombian and Central American financial services industry through the following competitive strengths.

Strong track record of growth and resilient profitability

We believe that our leading position in the Colombian market, cross-bank synergies, economies of scale, low-cost funding and operating efficiencies have helped us achieve stable profits. Despite recent declines mainly due to the economic cycle in Colombia, the resilience of our returns, both on our unconsolidated and consolidated financial statements results from the diversified loan portfolio provided by our multi-brand banking subsidiaries, a lower and more stable cost of funding structure and solid net provisions. Our consolidated assets have grown at a CAGR of 11.0% from January 1, 2014 to December 31, 2017. During the same period, our total liabilities have grown at a CAGR of 11.0% and our total equity has grown at a CAGR of 11.3%. We have historically accomplished our growth through organic expansion and strategic acquisitions.

Largest banking and financial services operator in most financial sectors in Colombia

We are the largest participant in the Colombian banking market with a market share of 26.2% of total assets and second largest market share of loans, 25.4%, at December 31, 2017. As of the same date we also have the largest market share of deposits, 27.5%. Our Red Grupo Aval, which is the largest ATM and banking network in the country and has been a key element of our competitive positioning in the Colombian market. At December 31, 2017, our ATMs and branches represented 24.1% and 25.3% of total ATMs and branches in Colombia, respectively.

Leading banking operations in Central America

BAC Credomatic is the leading financial group in Central America with a record of strong financial performance. Its ROAE was 15.5% for the year ended December 31, 2015, 15.1% for the year ended December 31, 2016 and 15.2% for the year ended December 31, 2017. BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club, and has the only network in the region that processes all major credit card brands. BAC Credomatic’s market share in terms of net loans varies in the different countries as follows, as of December 31, 2017: 14.1% in Costa Rica, 13.6% in El Salvador, 10.6% in Guatemala, 14.4% in Honduras, 25.7% in Nicaragua and 5.7% in Panamá. As a regional player, excluding Panamanian operations, we hold the largest share with 13.7% of the total Central American market.

Diversified and competitive sources of funding

We have access to diverse sources of funding, including deposits and debt securities placed in Colombian and international capital and credit markets, which results in a competitive cost of funding for our operations. At December 31, 2017, our market share of total customer deposits in Colombia was 27.5%, supported by a 37.7% market share in checking accounts and a 28.4% market share in savings accounts. Our consolidated deposits represented 77.4% of our total funding at December 31, 2017 compared to 76.0% at December 31, 2016, which provides us with a stable and cost-effective funding base. Furthermore, the ratio of deposits to net loans, which was 96.3% as of December 31, 2017, 95.4% as of December 31, 2016 and 95.9% as of December 31, 2015, among the best of our peers. We believe that this funding base supports our initiatives to expand our businesses.

Sound risk management

We believe we have asset quality that is better and less volatile than that of our principal competitors. In accordance with Colombian IFRS, Grupo Aval’s aggregate ratio of loans past due more than 30 days over total loans was 3.8% at December 31, 2017, the lowest among our principal competitors on an unconsolidated basis, Bancolombia’s ratio was 4.9%, Davivienda’s was 5.0% and BBVA Colombia’s was 4.8%. We have maintained our relative consolidated asset quality, as demonstrated by our ratio of more than 90 days past due loans to total loans of 2.8% at December 31, 2017 and our ratio of charge-offs to average outstanding loans of 1.7% at December 31, 2017, in accordance with IFRS. In addition, we believe that our reputation as a banking group that pursues conservative policies has allowed us to consistently retain and attract new customers. Each of our banking subsidiaries has a comprehensive risk management system, which we view as fundamental to their long-term stability and viability, which enables them to identify risks and resolve potential problems on a timely basis. In addition, we have established upward loan reporting processes, and our risk management staff meets on a weekly basis to discuss the loan portfolio, risks, opportunities and developments in the industry.

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

Focus on group-wide best practices

We apply group-wide best practices and corporate policies and procedures to all of our operating subsidiaries. These practices are designed to encourage a consistent approach with respect to effective risk management, efficient use of capital, cost control, brand management, general procurement and integration of information technology. We believe that these practices have helped us achieve economies of scale and synergies to reduce operating and administrative costs. For the year ended December 31, 2017, we had a consolidated efficiency ratio of 46.5%, and our banking subsidiaries had efficiency ratios ranging from 44.8% (Banco de Occidente) to 59.7% (Banco Popular).

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

Further penetrate the Colombian market

Despite the recent slowdown in the growth of the economy driven by the drastic decline in oil prices, we believe that after the necessary fiscal adjustments, Colombia is a country with strong fundamentals that has the ability to return to a path of higher growth rates. In such a scenario we can benefit from an increase in GDP per capita and thus in banking penetration. As part of Colombia´s leading group, and drawing upon Grupo Aval’s multi-brand business model, we believe that we are very well positioned to adjust to the current conditions and take advantage of a stronger economic growth.

Continue capitalizing on synergies and improving efficiencies

We are pursuing opportunities to create synergies among Grupo Aval affiliates and at BAC Credomatic and leverage their combined strength. We intend to work with Grupo Aval on group-wide projects, mainly on digital banking and process digitization through our digital labs (Aval Digital Lab and BdB Digital Lab), information technology, network integration (such as Red Aval) and procurement of goods and services, which, should allow us to achieve economies of scale by involving all of our subsidiaries under a single umbrella. We believe that these efforts have contributed and will continue to contribute to improve our efficiency.

Expand our services and product offering and diversify our sources of income

We believe we offer the most comprehensive range of banking services and products in Colombia, and we continually seek to expand these offerings to meet evolving customer needs and enhance our profitability. We think we can continue to capture additional revenue by (i) improving our market share in profitable segments and products where we have potential to grow organically given our existing market position (such as credit cards and mortgage loans, where we have a market share of 20.4% and 12.0% as of December 31, 2017, respectively); (ii) launching new products (such as digital accounts) to serve new segments (such as the underbanked population); and, (iii) improving our product and service offering through their digitization. In addition, we are also expanding our cross-selling efforts to our 11.3 million banking clients and our 12.7 million pension fund clients in Colombia as of December 31, 2017.

Furthermore, we continue to implement initiatives to increase our non-interest income, which consists primarily of net fee income and income from our non-financial operations. For the year ended December 31, 2017, net fee income accounted for 26.4% of our consolidated total income before net impairment losses. We believe we can increase non-interest income in future periods by, for example, expanding our offering of bancassurance products (i.e., bank-offered third-party insurance products) through our distribution networks and credit card fee income by increasing credit card loan volume across all of our banks. With regards to the income from our non-financial operations, we believe that our equity investments in strategic sectors such as energy and gas, infrastructure and hotels will continue to contribute sustainable income to our bottom line.

We will pursue initiatives to extend our banking services to under-penetrated segments of the Colombian population that have low usage or that do not currently use banking services by developing low cost products such as “Cuentas de Ahorro de Trámite Simplificado,” or “CATS,” which are savings accounts with lighter requirements for the account opening process, which will be offered by our banking subsidiaries in Colombia and by Aval Soluciones Digitales, the first SEDPE created by a financial institution in the country, cost-effective service channels, such as Corresponsales Bancarios and online/mobile banking and risk management tools.

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

Pursue other selected acquisitions and increase our controlling interests in our subsidiaries

We have a proven track record of identifying, acquiring and integrating interests in companies we believe have strategic value to us. We are interested in expanding our businesses in Colombia and Central America and into other regions. We will continue to seek opportunities to further expand into new geographies and will evaluate potential acquisition targets that would enable us to grow and consolidate our franchise through the services and products we offer and the markets we can access. We actively consider additional strategic investments, alliances and acquisitions, principally in Colombia, Central America and other selected Latin American countries, which may materialize, if we believe they will generate value, complement our strategic goals, be accretive and will not hinder our technical capital position. We may also continue acquiring additional shares to increase our controlling interests in our banking subsidiaries as we have done in 2015, 2016 and 2017. During 2013 we expanded our operations in Central America with the acquisitions of BBVA Panamá (now merged into BAC International Bank, Inc.) and Grupo Reformador (now merged into Banco de América Central S.A. (Guatemala)) and in the Colombian Pension Fund business with the acquisition of AFP Horizonte (merged into Porvenir). During 2016, we expanded Banco Popular’s business with the acquisition of the Colombian credit card loan portfolio and users of Ripley – Compañía de Financiamiento Comercial. During 2017 we acquired, through Corficolombiana, an additional 40% stake in both Covipacífico (Concesionaria Vial del Pacífico S.A.S.) and in Covimar (Concesionaria Nueva Vía al Mar S.A.S.); Corficolombiana gained controlling interest in Covipacífico after the transaction. After the transaction, Corficolombiana owns 89.9% of Covipacífico and 100.0% of Covimar. The full price paid for the 40% stakes was Ps 185.1 billion.

Oversight

As the holding company of the group, we closely monitor the performance of our banks, Corficolombiana, Porvenir and BAC Credomatic. We actively participate in developing each banking subsidiary’s long-term business and strategic plan, and we require each of our banking subsidiaries to present a yearly budget, main initiatives and profitability targets. In addition, we make recommendations for setting the compensation of top management in each of our banking subsidiaries annually, and link incentive compensation to achieving budget goals and other financial and strategic performance targets.

Our banking subsidiaries and Corficolombiana are required to report their financial and commercial performance to us on a regular basis, including monthly detailed information. We monitor the performance of our banks against their respective budgets and the performance of our competitors. This systematic control process is complemented by ad-hoc analyses of key commercial and operational drivers, such as loan growth and the loan portfolio quality of each banking subsidiary relative to the others and our competitors. When a banking subsidiary deviates from its plan or when weaknesses are identified, we meet with the respective bank’s management to discuss remedial measures and a course of action. Similarly, when a banking subsidiary finds itself in a new or unfamiliar situation, such as the mortgage and financial crisis of 1999, we cooperate to assess and respond to these challenges. Our senior management and management of the banking subsidiaries meet at least twice a month to discuss strategy, opportunities and current operations.

Our internal control department regularly performs audits of our banks, Corficolombiana, Porvenir and BAC Credomatic, as well as their operating subsidiaries, to provide objective assurance to our management and board of directors regarding their effectiveness, financial reporting and control mechanisms as well as to monitor compliance with our best practices and guidelines. Any deviations from our best practices and guidelines are monitored by our internal control team, which recommend remedial measures and ensure their implementation.

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

Credit risk management

Although each banking subsidiary is responsible for its credit decisions and risk management, we oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in the industry, risks and opportunities. For potential loan transactions that would result in an aggregate exposure to a single issuer in excess of Ps 30 billion on a consolidated basis at the group level depending on the risk rating, our risk management staff will evaluate the transaction and will often make recommendations with respect to the structure of the loan (such as tenor, guarantees, interest rates, commissions and covenants). We also coordinate loan syndications among our banks to effectively leverage the combined equity of our banks and manage any risk issues. For a discussion of our risk management guidelines, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk management.”

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

Network integration

Each banking subsidiary is responsible for its information technology systems and distribution network; however, we seek to maximize the effectiveness of our distribution network and the levels of customer service and customer retention across all our banks through our Red Aval (Grupo Aval network), which connects all of our banks’ networks. Our network allows each of our banking subsidiaries’ customers to access basic banking services at any ATM or branch office in any of our banks. Although each banking subsidiary maintains its own information technology system, Grupo Aval works to identify potential synergies and assists in the implementation of technology and products developed at the Grupo Aval level within our banks, and the standardization of technology and processes across our banks. For example, we are developing a new technology model based on service-oriented architecture for our institutions. For a discussion of our current technology projects, see “—B. Business overview—Other corporate information—Technology.”

Digital Strategy

Grupo Aval works to identify and capture synergies between our banking subsidiaries that are currently unrealized. In order to contribute to this objective, Grupo Aval has recently created the new position of Chief Digital Officer, who is in charge of aligning our banking subsidiaries with a shared vision for a digital future, capturing operational and strategic synergies across their existing digital platforms and developing and scaling digital best practices across Grupo Aval, particularly in the areas of advanced analytics, flexible methodologies and user-centric design.

While each banking subsidiary will continue developing its own digital strategy by which they aim to digitize their products, channels and processes in order to achieve operational efficiency and create more innovative products and services for their clients, our Chief Digital Officer will supervise the following corporate objectives:

·	Development and ownership of all digital products, with focus on the unique strategic priorities of each banking subsidiary and opportunities for synergy;
·	End-to-end digitization of the banking experience for our individual and corporate clients spearheaded by Aval Digital Lab, an entity specifically created for this purpose;
·	Gathering and understanding big data through advanced analytics across our banking subsidiaries;
·	Improvement of digital infrastructure to facilitate an end-to-end banking experience; and
·	Optimization of the service models and transactions of our banking subsidiaries, enabling the banks to adapt to the preferences and needs of our clients as efficiently as possible.

Our Markets

Colombia

The majority of our operations are located in Colombia, representing 62.1% and 70.6% of our net income attributable to controlling interest and gross loan portfolio, respectively, and in the six countries in Central America, representing 37.9% and 29.4% of our net income attributable to controlling interest and gross loan portfolio, respectively, in each case as of and for the year ended December 31, 2017.

In the last few years, the Colombian financial system has proven to be resilient despite a difficult macroeconomic scenario. The decline in oil prices that began in 2014 had severe impacts on Colombia. First, as oil represented close to 50% of the exports, the decline in the price of the commodity brought with it a severe current account deficit which peaked at 6.4% in 2015. Second, the currency suffered severely taking the exchange rate from approximately Ps 1,850 per U.S. dollar to more than Ps 3,300 per U.S. dollar in February, 2016. Third, inflation increased from a stable 3% level to close to 9% in July 2016, mainly driven by a pass-through effect, but also affected by a severe drought caused by the El Niño climatic phenomenon and the longest truckers’ strike in the country’s history. Fourth, the government saw a 20% decline of its total revenues originated from oil-related activities (taxes paid by the oil sector and dividends paid by Ecopetrol) which implied a deterioration of the central government fiscal deficit from 2.3% of GDP in 2013 to a recent high of 4% of GDP in 2016. In order to reduce the fiscal deficit, the government passed two fiscal reforms in less than 2 years: Law 1739 in December 2014 and Law 1819 in December 2016. To control inflation and inflation expectations, the Central Bank had to pursue a contractionary monetary policy taking its intervention rate from 4.50% in 2015 to 7.75% in 2016.

Furthermore, the economy decelerated and grew at only 2.0% in 2016 and 1.8% in 2017, the slowest pace since the global financial crisis in 2009. With the deceleration in the economy, the financial system adjusted and decelerated loan growth and saw some deterioration in credit quality metrics.

However, Colombia’s adjustment to these large external and domestic shocks is well under way, with economic growth outpacing the regional average and achieving further improvements in poverty and inequality. The current account deficit fell to an estimated 3.3% of GDP in 2017, the currency stabilized at an annual average of Ps 2,951 per U.S. dollar in 2017, inflation fell to 3.4% by February 2018 from 9.0% in July 2016, within the Central Bank’s target range of 2% to 4%, the central government fiscal deficit declined to 3.6% of GDP in 2017 and it is expected to decline further to 3.1% of GDP in 2018, and the Central Bank has cut its policy rate by 325 basis points since December 2016 to 4.50% by January 2018.

The 1.8% GDP growth of Colombia for 2017, while low, compares favorably to the Latin American average of 1.2%.

According to data from the IMF, at December 31, 2017, Colombia’s population and economy were the third and fourth largest in Latin America, respectively. According to DANE, in 2017 Colombia’s population was approximately 49.3 million people and its nominal GDP was an estimated Ps 921.2 trillion (U.S.$307.5 billion, using the average exchange rate for 2017), according to the IMF. Colombia’s nominal GDP per capita increased from Ps 7.9 million in 2005 (U.S.$3,418 using the average exchange rate for that year) to an estimated Ps 18.7 million in 2017 (U.S.$6,238 using the average exchange rate for that year), according to the IMF. This increase in nominal GDP per capita has allowed banks to grow at a faster pace than the economy without experiencing severe credit cycles, which suggests that there is still further room for growth.

According to data from the World Bank, banking penetration still remains low in Colombia (47.1% in 2016), when compared to other countries of the region, such as Brazil (62.2% in 2016) and Chile (112.1% in 2016). Higher GDP and increase in GDP per capita can help improve Colombia’s banking penetration.

Central America

Central America, a region of approximately 47 million people, met our expansion criteria in 2010 and is currently serving as a diversifying source of income that stabilizes any potential negative impact derived from a slower growing economy in Colombia. During 2017, Central American GDP growth was 3.9%, more than double that of Colombia, partly as a result the decline in oil prices (given that these countries are net importers of oil) and partly as a result of an increase in productivity.

We continue to view this region as having organic and inorganic growth potential, supported by low banking penetration (ratio of domestic private sector credit to GDP of 55% in 2016 and increasing GDP per capita).

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

Grupo Aval was created by our chairman, Mr. Sarmiento Angulo, to consolidate his interests in the Colombian financial sector. The milestones in the history of Grupo Aval are the following:

·	Mr. Sarmiento Angulo established a real estate development firm in Bogotá in 1956, and in 1959 founded Organización Luis Carlos Sarmiento Angulo, which developed low- and middle-income housing neighborhoods in Bogotá in the 1960s and 1970s;

·	In 1971, Mr. Sarmiento Angulo acquired a majority stake in Banco de Occidente, and in 1972 founded Corporación de Ahorro y Vivienda Las Villas to focus on low- and middle-income mortgage financing;

·	In 1981, Mr. Sarmiento Angulo purchased a minority stake in Banco de Bogotá, and in 1988 he acquired a majority stake and control, consolidating a major participation in the banking system. Banco de Bogotá acquired a substantial majority of, and absorbed, Banco del Comercio in 1992;

·	In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, and following the creation in 1993 of the private pension fund system in Colombia, expanded the business to include pension fund management in 1994;

·	In 1996, Banco Popular was acquired from the Colombian government through a privatization process;

·	In 1997, Mr. Sarmiento Angulo acquired Corporación de Ahorro y Vivienda Ahorramas which was later merged with Corporación de Ahorro y Vivienda Las Villas in 2000 and became Banco AV Villas in 2002;

·	In 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions into Grupo Aval. The Red de Grupo Aval (Grupo Aval network) was also established in 1998 to provide an integrated service network of branches and ATMs;

·	In 1999, we conducted our initial public equity offering in Colombia and listed our common shares on the Colombian Stock Exchange under the ticker symbol “GRUPOAVAL” raising Ps 62.5 billion (U.S.$35.3 million) in gross proceeds. Grupo Aval’s initial public offering was the first large-scale equity offering of a Colombian company to the general public, which allowed several thousand investors to become our shareholders;

·	Corficolombiana, which was founded in 1959 as an affiliate of Banco de Bogotá, acquired and merged with several merchant banks between 1997 and 1999, including Corfitolima, Corfiprogreso, Corfes, Corfiboyacá, Corfisantander, Corfiandes and Indufinanciera. In 2005, Corfivalle, also a merchant bank merged with Corficolombiana;

·	In 2007, we conducted our second public offering of common shares pursuant to a preemptive rights offering in Colombia, raising Ps 372.0 billion (U.S.$210.4 million) in gross proceeds;

·	In 2010, we acquired BAC Credomatic from GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation;

·	In 2011, we registered our preferred shares with the SEC;

·	In 2011, we concluded our first offering of our preferred shares pursuant to a preemptive rights offering in Colombia, raising Ps 2.1 trillion (U.S.$1.1 billion) in gross proceeds;

·	In February 2012, we completed our first international bond offering, issuing Ps 1,083.6 billion (U.S.$600 million) at the date of the issuance of our 5.25% Senior Notes due 2017;

·	In September 2012, we completed our second international bond offering, issuing Ps 1,795.7 billion (U.S.$1.0 billion) at the date of the issuance of our 4.75% Senior Notes due 2022;

·	On April 18, 2013, we acquired Horizonte and on December 31, 2013, we completed the merger of Horizonte into Porvenir;

·	On December 19, 2013 and December 23, 2013, we expanded our Central America operations with the acquisitions of BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador (merged into Banco de América Central S.A. (Guatemala)), respectively;

·	On January 17, 2014, we completed our third public offering of common shares pursuant to a preemptive rights offering, or the “Common Share Rights Offering,” raising Ps 2.4 trillion (U.S.$1.3 billion); and

·	In September 2014, we completed a SEC-registered initial public offering in the United States. We raised Ps 2.6 trillion (U.S.$1.3 billion) in gross proceeds. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “AVAL” on September 23, 2014.

·	On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente, Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held and continues to hold a 38.3% equity interest in Corficolombiana, controlled Corficolombiana.

·	During 2017, Grupo Aval issued its sixth bond issuance in the local market. Banco de Bogotá made a Ps 1.8 trillion (U.S.$ 600 million) senior bond issuance due in 2027 in the international market.

B.	Business overview

Our operations

We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), our merchant bank (Corficolombiana), a pension and severance fund manager (Porvenir) and our Central American banking group (BAC Credomatic).

Source: Company data at December 31, 2017.

(1)	Since June, 2016 Corficolombiana is consolidated directly by Grupo Aval and not through Banco de Bogotá. Porvenir and BAC Credomatic are subsidiaries of Banco de Bogotá, whose financial data is consolidated into Banco de Bogotá’s results. Ownership percentages shown include direct and indirect participation.

(2)	In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, he beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 0.3% of Corficolombiana, at April 20, 2017.

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

Colombian Banking Operations

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution. As of December 31, 2017, Banco de Bogotá had a market share of 14.2% of deposits and 12.7% of gross loans. At and for the year ended December 31, 2017, Banco de Bogotá had total assets of Ps 149.4 trillion and net income attributable to controlling interest of Ps 1.9 trillion on a consolidated basis in accordance with IFRS. Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 686 branches and 1,740 ATMs in Colombia at December 31, 2017. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 16.7% of commercial loans at December 31, 2017. Following its 2006 acquisition of Megabanco, Banco de Bogotá expanded its consumer banking business and now has a market share of 9.1% of consumer loans in Colombia as of December 31, 2017. In 2012, Banco de Bogotá entered the mortgage business and had a market share of 5.3% at December 31, 2017.

Banco de Occidente is the fifth largest bank in Colombia in loans, with a market share of 6.2% at December 31, 2017. It focuses on corporate customers, state-owned entities and retail customers and has a diversified revenue stream. For the year ended December 31, 2017, on a consolidated basis its loan portfolio was distributed as follows: approximately 32.4% in consumer and auto lending; approximately 55.7% in corporate and public sector lending; and approximately 11.9% in SMEs. Banco de Occidente had market shares of 7.6% of commercial loans and 5.8% of consumer loans at December 31, 2017.

Banco Popular is the eighth largest bank in Colombia in loans with a market share of 4.1% at December 31, 2017. Banco Popular operates primarily in the consumer and public sector businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to pensioners and public sector employees. Banco Popular achieved better returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which has resulted in consumer loans with a substantially lower-risk profile for consumer loans (consumer past-due loans of 3.6% compared to a banking system average of 5.8% at December 31, 2017).

Banco AV Villas has evolved from being a traditional mortgage lender to a diversified full-service consumer bank targeting middle- and low-income customers. Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas had a market share of 2.8% of deposits, 2.4% of loans, 4.5% of consumer loans and 3.4% of mortgages at December 31, 2017.

Generally, following a period of declining interest rates, consumer banks such as Banco Popular and Banco AV Villas see their net interest margin expand as their consumer loan book will be less sensitive to rate cuts than its funding, while corporate banks such as Banco de Bogotá and Banco de Occidente will see their net interest margin contract as their corporate loan book will reprice in line with the declining rates.

Merchant Banking

Corficolombiana is the largest merchant bank in Colombia based on total assets as of December 31, 2017. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including, in particular, infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as leasing and trust, among others. Corficolombiana’s ROAE was 16.8%, 10.0% and 6.8% for the years ended December 31, 2015, 2016 and 2017, respectively, based on its consolidated financial statements. Its results for 2016 and 2017 were negatively affected by impairments associated with its indirect investment in Concesionaria Ruta del Sol and loan impairments related to its exposure to Electricaribe. For further detail on CRDS, see Note 14 to our audited consolidated financial statements.

Pension and Severance Fund Management Administration

Porvenir is the leading private pension and severance fund management business in Colombia, based on assets under management, with a 42.9% market share of assets under management as of December 31, 2017. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Based on unconsolidated data prepared under Colombian IFRS, at December 31, 2017, Porvenir was the most profitable and efficient pension and severance fund manager in Colombia, with an ROAE of 25.2% and an efficiency ratio of 35.9%.

Central American Operations

BAC Credomatic is the leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá. BAC Credomatic is a full-service financial institution with one of the leading credit card issuance and merchant-acquiring franchises in Central America. It has achieved processing volumes of U.S.$ 19,232.9 million (Ps 57,390.9 billion) for the year ended December 31, 2017 and U.S.$17,457 million (Ps 52,383 billion) for the year ended December 31, 2016, in the merchant acquiring business. BAC Credomatic’s ROAE was 15.5% in 2015, 15.1% in 2016 and 15.2% for the year ended December 31, 2017.

Competition

We operate in a competitive market. Our principal competitors in Colombia are Bancolombia, Davivienda, and BBVA Colombia, which are the three leading banking groups in Colombia following Grupo Aval.

We are the market leader in Colombia in terms of market share of deposits, assets and our distribution network. Recently, we have outperformed one or more of our principal competitors under key operational metrics such as the ratio of loans past due more than 30 days over gross loan portfolio and operational efficiency. We believe that these results have been achieved due to our banks’ historically strong franchises, results-oriented philosophy and the Grupo Aval multi-brand business model.

In addition to our market-leading banking business, we are also, through Porvenir, the market leader in privately managed mandatory pensions and severance funds. Porvenir also has the largest share of individual customers in the private severance fund and mandatory pension fund markets in Colombia.

Corficolombiana is the largest merchant bank in Colombia, with the largest equity portfolio primarily invested in strategic sectors of the Colombian economy: energy and gas, infrastructure, agribusiness, treasuries, hotels and financial services. Corficolombiana complements its core investment management business with treasury and investment banking operations.

Market share and other data from unconsolidated financial information

The following market share and other data comparing us and our banking subsidiaries to our competitors is based on information derived from unconsolidated financial information reported to the Superintendency of Finance by commercial banks based on Colombian IFRS.

Deposits

At December 31, 2017, we had the largest market share of total deposits in Colombia, with a market share of 27.5%. As of the same date our principal competitors—Bancolombia, Davivienda and BBVA Colombia—had market shares of 23.4%, 13.1%, and 12.0%, respectively.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2017.

	At December 31, 2017
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Checking accounts	37.7	21.8	10.7	12.1	17.6
Savings accounts	28.4	25.7	12.0	10.4	23.4
Time deposits	22.8	21.2	15.2	13.9	26.9
Total deposits	27.5	23.4	13.1	12.0	24.0

Source: Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our unconsolidated banking subsidiaries in Colombia.

At December 31, 2017, deposits represented a larger share of our total funding than that of most of our principal competitor banks, and we had a higher concentration of checking accounts, which are generally a source of funds with lower cost. The table below presents the total funding mix of the market at December 31, 2017.

	At December 31, 2017
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Funding:
Deposits	82.2	72.9	72.5	86.3	70.0
Other funding(2)	17.8	27.1	27.5	13.7	30.0
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	19.9	13.6	11.9	14.6	10.7
Savings accounts	47.4	50.5	42.2	39.7	44.9
Time deposits	32.7	35.9	45.8	45.6	44.4
Total deposits	100.0	100.0	100.0	100.0	100.0
Average funding rate: (3)
Average deposit rate	4.5	4.1	4.7	5.1	5.1
Average other funding rate	5.0	5.5	6.0	5.3	4.7
Average total funding rate	4.6	4.5	5.0	5.2	5.0

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our unconsolidated banking subsidiaries in Colombia.

(2)	Other funding includes interbank borrowings and overnight funds, borrowings from banks, other long term debt and borrowings from development entities and other deposits.

(3)	Average balances calculated using end of month unconsolidated information for the year ended December 31, 2017.

Loans

At December 31, 2017, we had the second largest market share of total loans in Colombia, with a 25.4% market share. As of the same date, our principal competitor banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 26.5%, 14.5% and 10.3%, respectively.

The following table presents a breakdown of the market share of our loan portfolio by category at December 31, 2017.

	At December 31, 2017
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial and leases	28.6	33.8	12.5	7.6	17.5
Consumer and leases	27.5	16.3	14.4	13.1	28.7
Microcredit and leases	3.2	5.2	0.8	0.0	90.8
Mortgages and leases	12.0	20.7	26.3	18.9	22.1
Total	25.4	26.5	14.5	10.3	23.3

Source: Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our unconsolidated banking subsidiaries in Colombia.

The following table shows the breakdown of our loan portfolio and that of our competitors at December 31, 2017.

	At December 31, 2017
Colombian IFRS	Grupo Aval aggregate(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial and leases	63.6	72.2	48.8	41.4	42.4
Consumer and leases	29.9	17.0	27.4	34.8	33.9
Microcredit and leases	0.4	0.6	0.2	0.0	11.3
Mortgages and leases	6.1	10.2	23.6	23.7	12.4
Total	100.0	100.0	100.0	100.0	100.0

Source: Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our unconsolidated banking subsidiaries in Colombia.

Loan Portfolio Quality

We believe that the credit quality of our loan portfolio compares favorably against our principal competitors. The following table presents credit quality metrics for our loan portfolio at the dates indicated.

	Loans past due more than 30 days / gross loan portfolio	Loans rated C, D or E / gross loan portfolio(3)	Gross provision expense / average gross loan portfolio(2)	Allowance / loans past due more than 30 days
Colombian IFRS	For the year ended December 31, 2017
	(in percentages)
Banco de Bogotá	3.8	7.0	3.9	121.8
Banco de Occidente	4.3	6.9	4.6	116.1
Banco Popular	2.8	4.3	3.1	164.0
Banco AV Villas	4.0	4.5	4.6	112.5
Grupo Aval aggregate(1)	3.8	6.3	4.0	124.4

Bancolombia	4.9	7.5	4.8	141.3
Davivienda	5.0	6.3	4.9	96.7
BBVA Colombia	4.8	5.2	4.4	110.0
Rest of the Colombian market	5.6	7.2	5.8	115.3

Source: Company calculations based on unconsolidated information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our unconsolidated banking subsidiaries in Colombia.

(2)	When calculated as net provision expense / average gross loan portfolio, the ratio for the year ended December 31, 2017 would be 2.7% for Banco de Bogotá, 3.1% for Banco de Occidente, 1.5% for Banco Popular, 3.1% for Banco AV Villas, 2.6% for Grupo Aval aggregate, 3.0% for Bancolombia, 3.1% for Davivienda, 2.9% for BBVA and 3.3% for the rest of the Colombian market.

(3)	For further information about loan classification categories, see “Item 11. Quantitative and Qualitative disclosure about risk—Credit Classification and Provisioning.”

Branches and ATM Network

Through our banking subsidiaries, we have the largest combined banking network in Colombia, with 1,421 branches and 3,781 ATMs at December 31, 2017. The following table presents the distribution of branches and ATMs across the market at December 31, 2017.

	At December 31, 2017
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate(1)	1,421	25.3%	3,781	24.1%
Bancolombia	727	13.0%	4,549	29.0%
Davivienda	584	10.4%	1,938	12.3%
BBVA Colombia	453	8.1%	1,356	8.6%
Rest of the Colombian market	2,427	43.2%	4,088	26.0%

Source: Company calculations based on unconsolidated information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries.

(1)	Grupo Aval figures reflect aggregated amounts of our unconsolidated banking subsidiaries in Colombia.

Pension and severance fund management – Porvenir

Porvenir is the leading private pension fund manager in Colombia in terms of assets under management and has the largest share of earnings in the private pension and severance fund management market in Colombia. Porvenir’s principal private competitors are other pension fund managers, including Protección, Colfondos and Old Mutual.

Porvenir also has the largest share of individual customers of privately managed mandatory pension funds and has a higher ROAE than the average of the Private Pension Fund Managers in Colombia in 2015, 2016 and 2017.

The following table presents the market shares of the main market participants with respect to assets under management and individual customers of mandatory pension funds at December 31, 2017, and net income for the year ended December 31, 2017.

	At and for the year ended December 31, 2017
	Porvenir	Protección	Colfondos	Old Mutual
	(in percentages)
Individual customers to pension funds:
Mandatory	57.0	29.6	12.6	0.7
Severance	56.1	33.0	10.3	0.6
Voluntary	26.8	53.9	7.1	12.2
Total	55.9	31.4	11.7	1.0
Assets under management:
Mandatory	44.2	36.3	13.5	6.0
Severance	48.3	38.8	10.6	2.4
Voluntary	22.6	42.3	5.7	29.4
Total	42.9	36.8	12.8	7.4
Net income:	47.4	38.6	6.5	7.5

Source: Information published by the Superintendency of Finance. Information does not include data from third-party pension liability funds, which do not comprise a material portion of the market. Net income calculated under Colombian IFRS.

Merchant banking—Corficolombiana

Corficolombiana was the largest merchant bank in Colombia in terms of assets and equity at December 31, 2017. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. On an international level, Corficolombiana faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities and equity at the dates indicated at December 31, 2017.

Colombian IFRS	Assets	Liabilities	Equity
	(in percentages)
Corficolombiana	76.7	94.2	57.2
Banca de Inversión Bancolombia S.A.	12.8	0.3	26.6
J.P. Morgan Corporación Financiera S.A.	5.7	3.9	7.8
BNP Paribas Colombia Corporación Financiera S.A.	2.0	1.4	2.5
Itaú BBA Colombia S.A.	2.8	0.2	5.8

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

Through the subsidiaries of our banks, we also offer trust, bonded warehousing and brokerage transactions, real estate escrow services, merchandise and document storage and deposit, customs agency, cargo management, surety bond and merchandise distribution services, bancassurance, payment and collection services, and provide deposit and lending operations in foreign currencies. Through Corficolombiana, we operate as a merchant and investment bank, and, through Porvenir, we participate in pension and severance fund management.

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

At December 31, 2017, our banks had an aggregate of 288,000 corporate customers, which may include customer overlap among our banks, a slight decrease of 0.6% over 289,800 corporate customers at December 31, 2016.

The following table presents the number of corporate customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(1)
	(in thousands)
Total corporate customers, as of:
December 31, 2017(2)	186.0	68.5	5.6	27.9	288.0
December 31, 2016(2)	177.8	77.3	6.5	28.2	289.8

(1)	Reflects aggregated amounts of our banking subsidiaries, these figures may reflect overlap of customers.

(2)	Additionally, BAC Credomatic had approximately 109,900 and 105,000 corporate customers as of December 31, 2017 and 2016, respectively.

Individual customers

Our banks provide services and products to individuals throughout Colombia. Our banks classify their individual banking customers into separate categories based principally on income.

At December 31, 2017, our banks had a total of approximately 10,984,900 individual customers, an increase of 5.8% over approximately 10,381,200 individual customers at December 31, 2016. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate(1)
	(in thousands)
Total individual customers, as of:
December 31, 2017(2)	5,757.2	786.9	3,158.9	1,281.9	10,984.9
December 31, 2016(2)	5,444.6	635.9	2,988.8	1,312.0	10,381.2

(1)	Reflects aggregated amounts of our banking subsidiaries, these figures may reflect overlap of customers.

(2)	Additionally, BAC Credomatic had approximately 3,317,600 and 3,107,400 individual customers as of December 31, 2017 and 2016, respectively.

Lending activities

In accordance with Superintendency of Finance guidelines, we classify our banks’ loans into the following categories: commercial, consumer, microcredit and mortgages.

The following table presents our gross loan portfolio at December 31, 2017 in accordance with IFRS.

	At December 31, 2017
	Grupo Aval entities
	Banco de Bogotá(2)	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana	Grupo Aval consolidated(3)
	(in Ps billions)
Commercial	66,358.7	20,574.5	7,561.8	3,132.1	2,569.0	99,428.9
Commercial loans	61,292.3	19,090.0	7,551.9	2,810.7	2,172.3	92,149.8
Interbank and overnight funds interbank	5,066.4	1,484.6	10.0	321.4	396.7	7,279.0
Consumer	28,318.6	6,873.7	9,471.2	5,399.9	319.5	50,382.9
Mortgages	12,392.7	1,168.4	659.8	1,919.8	10.7	16,151.3
Microcredit(1)	400.8	-	7.3	1.5	-	409.7
Total	107,470.8	28,616.6	17,700.1	10,453.3	2,899.2	166,372.8
Allowance for loan portfolio	(3,227.0)	(1,135.7)	(665.9)	(475.7)	(114.1)	(5,618.5)
Total, net	104,243.8	27,480.9	17,034.2	9,977.6	2,785.1	160,754.3

(1)	Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente) without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the minimum wage.
(2)	Reflects Banco de Bogotá consolidated figures which include Central American operations that accounted for Ps 48,884.7 billion (Ps 21,985.5 billion in commercial loans, Ps 17,471.3 billion in consumer loans and Ps 9,427.9 billion in mortgage loans) as of December 31, 2017.
(3)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

As of December 31, 2017, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 4.2%, 6.8% and 7.4%, respectively, of our consolidated total loan portfolio.

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

The following table presents our commercial loan portfolio at December 31, 2017 in accordance with IFRS.

	At December 31, 2017
	Grupo Aval entities
	Banco de Bogotá(1)	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana	Grupo Aval consolidated(2)
	(in Ps billions)
General purpose loans	43,475.6	11,769.7	6,285.3	2,792.8	414.0	63,997.6
Loans funded by development banks	1,612.9	955.9	148.4	4.2	-	2,713.8
Working capital loans	12,248.0	1,615.6	868.4	4.9	-	14,723.5
Credit cards	288.2	93.3	2.6	1.3	-	382.6
Overdrafts	338.3	88.8	5.5	7.5	-	440.0
Leases	3,329.2	4,566.7	241.7	-	1,758.3	9,892.4
Interbank and overnight funds	5,066.4	1,484.6	10.0	321.4	396.7	7,279.0
Total	66,358.7	20,574.5	7,561.8	3,132.1	2,569.0	99,428.9

(1)	Reflects Banco de Bogotá consolidated figures which include Central American operations for Ps 21,895.5 billion of commercial loans.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Consumer loans

Our consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, loans funded by development banks and general purpose loans. Our personal loans consist primarily of payroll loans. A payroll loan is a type of loan where payments are deducted directly from an employer’s salary.

The following table presents our consumer loan portfolio at December 31, 2017 in accordance with IFRS.

		At December 31, 2017
	Grupo Aval entities
	Banco de Bogotá(1)	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana	Grupo Aval consolidated(2)
	(in Ps billions)
Personal loans	13,222.7	3,479.4	9,171.0	4,361.0	319.3	30,553.6
Automobile and other vehicle loans	3,809.0	1,903.7	4.0	180.0	-	5,896.6
Credit cards	10,989.7	1,328.7	288.6	857.1	-	13,464.2
Overdrafts	77.7	5.7	0.7	1.7	-	85.9
Loans funded by development banks	-	-	0.0	-	-	0.0
General purpose loans	3.8	146.0	6.0	-	-	155.8
Working capital loans	-	-	-	-	-	-
Leases	215.7	10.0	0.9	-	0.2	226.8
Total	28,318.6	6,873.7	9,471.2	5,399.9	319.5	50,382.9

(1)	Reflects Banco de Bogotá consolidated figures which include Central American operations for Ps 17,471.3 billion of consumer loans.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Credit cards

We provide credit card services to our bank customers in Colombia through the Visa and MasterCard networks. The following table presents the number of activated issued credit cards of our banks in Colombia at the dates indicated.

	Activated Issued Credit Cards
Bank	December 31, 2017	December 31, 2016
Banco de Bogotá	1,076,242	1,069,927
Banco de Occidente	604,947	609,407
Banco Popular	201,668	255,149
Banco AV Villas	439,848	416,594
Corficolombiana	-	-
Total Colombian activated issued credit cards(1)	2,322,705	2,351,077

(1)	Additionally, BAC Credomatic had approximately 2,158,555 and 1,968,530 credit card accounts in Central America at December 31, 2017 and at December 31, 2016, respectively. See “—Central American operations—Lending activities—Credit cards.”

Mortgages

In Colombia, Banco de Bogotá and Banco AV Villas are our main originators of loans to customers for the purchase of real estate secured by mortgages, while Banco de Occidente and Banco Popular are increasing their presence in this business. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, and all of our mortgage loans (excluding housing leases) have maturities of up to fifteen years. The average maturity of the mortgage loan portfolio at December 31, 2017 was 158 months. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. The average maturity, for our Central American operations mortgage portfolio at December 31, 2017 was 189 months.

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

The following table presents our deposits by product type at the dates indicated.

	At December 31, 2017
	Grupo Aval entities
	Banco de Bogotá(1)	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana	Grupo Aval consolidated(2)
	(in Ps billions)
Checking accounts	27,955.1	6,036.0	1,178.5	927.8	-	36,017.6
Savings accounts	31,206.6	11,449.5	8,652.6	5,195.3	402.5	55,778.7
Time deposits (CDs)	41,435.4	8,624.0	6,109.3	3,960.8	3,659.0	62,616.2
Other deposits	350.2	59.7	28.1	2.2	34.3	472.8
Total	100,947.2	26,169.1	15,968.5	10,086.1	4,095.7	154,885.2

(1)	Includes Central American operations for Ps 44,398.4 billion as of December 31, 2017 (made up of by Ps 15,641.0 billion in Checking accounts, Ps 8,524.7 billion in Savings accounts, Ps 19,979.3 billion in Time Deposits, and Ps 253.4 billion in Other deposits).
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Treasury operations

Our banks’ treasury departments are responsible for managing their proprietary trading activities, liquidity and distribution of treasury services and products to customers and are focused on fixed-income securities, foreign exchange transactions and derivatives. Our banks’ proprietary trading activities include fixed income trading, derivatives and foreign exchange operations. We do not have any proprietary trading activities in equities and each of our banks have implemented trading activities policies. Our banks also take deposits from financial institutions as part of their treasury operations. These deposits are represented by certificates of interbank deposit, or “CDIs,” and earn interest at the interbank deposit rate. Banco de Bogotá and Banco de Occidente have active treasury operations, while Banco Popular and Banco AV Villas have smaller treasury operations.

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

The following chart shows the distribution channels of our network in Colombia.

Distribution Channel	Description
Full-service branches	We had 1,421 full-service branches at December 31, 2017. Red de Grupo Aval (Grupo Aval network) service points across our banks allow our bank customers to perform check cashing, deposits, savings account withdrawals, loan and credit card payments, transfers and advances at any of our branches.

ATMs and electronic service points	We had 3,781 ATMs at December 31, 2017. Through our ATMs, all of our bank customers can, among other services, consult their balances, execute loan and credit card payments, transfers and advances, and pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Payment collection centers (Centros de pagos)	We had 106 payment collection centers at December 31, 2017, which allow our customers to pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Banking correspondents (Corresponsales bancarios)	We had 36,882 banking correspondents at December 31, 2017. Our banks enter into agreements with various third parties, including convenience store owners, to provide all of our bank customers with certain services which can include checking and savings account withdrawals, account balance consultation, loan and credit card payments, transfers and advances, and payments for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Automated telephone banking, mobile banking and online banking	Through our banks’ websites, mobile banking services and automated telephone banking, customers may pay loan and credit card balances, make transfers between accounts and make payments for collection agreements originated in any of our banks.

The following map presents our banks’ points of service across the main regions of Colombia, at December 31, 2017 and 2016.

Source: Grupo Aval

Note: Other points of service include Banking correspondents (corresponsales bancarios) or “CBs,” electronic service points (agilizadores electrónicos) and payment collection centers (centros de pago).

The following table presents transaction volumes through our branches and ATMs at the dates indicated.

	Transactions at December 31,		% Total Transactions at December 31,
Grupo Aval	2017	2016	2017	2016
	(in thousands)
Branches	221,075	238,268	24.1	26.7
ATMs	162,233	168,014	17.7	18.9
Other	56,410	57,608	6.2	6.5
Total service points	439,719	463,889	48.0	52.0

In addition, the following table presents transaction volumes for online banking, mobile banking and automated telephone banking channels which, pursuant to our growth strategy, are expected to grow on an annual basis relative to total transactions, at December 31, 2017 and 2016.

	Transactions at December 31,		% of Total Transactions at December 31,
Grupo Aval	2017	2016	2017	2016
	(in thousands)
Online banking	343,183	420,221	37.5	47.1
Mobile banking	124,777	2,196	13.6	0.2
Automated telephone banking	8,020	4,950	0.9	0.6
Total	475,981	427,368	52.0	48.0

Banco de Bogotá Segment

Banco de Bogotá is Colombia’s oldest financial institution. As of December 31, 2017, we had a market share of 14.2% of deposits and 12.7% of loans.

At and for the year ended December 31, 2017, Banco de Bogotá had total assets of Ps 149,389.1 billion and net income attributable to controlling interest of Ps 1,908.0 billion. Banco de Bogotá’s ROAE was 11.5% for the year ended December 31, 2017.

Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 686 branches and 1,740 ATMs in Colombia at December 31, 2017. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 16.7% of commercial loans at December 31, 2017. Following its 2006 acquisition of Megabanco, Banco de Bogotá expanded its consumer banking business and had a market share of 9.1% of consumer loans in Colombia December 31, 2017. In 2012, Banco de Bogotá entered the mortgage business and has a market share of 5.3% at December 31, 2017. Banco de Bogotá’s ROAE for the year ended December 31, 2017 on an unconsolidated basis made it one of the most profitable banks in Colombia.

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

In August 2017, Banco de Bogotá completed its fifth international bond offering raising U.S.$600 million (Ps 1,778.8 billion at the date of the issuance) in senior notes.

Lending activities

The following table presents Banco de Bogotá’s loan portfolio at the dates indicated.

	At December 31,(1)		Change, December 31, 2017 vs. December 31, 2016
	2017	2016	#	%
	(in Ps billions)
Commercial	66,358.7	61,375.6	4,983.1	8.1
Commercial loans	61,292.3	58,843.6	2,448.6	4.2
Interbank and overnight funds	5,066.4	2,532.0	2,534.4	100.1
Consumer	28,318.6	26,364.8	1,953.8	7.4
Mortgages	12,392.7	11,411.1	981.5	8.6
Microcredit	400.8	389.7	11.1	2.9
Total	107,470.8	99,541.3	7,929.5	8.0
Allowance for loan portfolio	(3,227.0)	(2,371.8)	(855.2)	36.1
Total, net	104,243.8	97,169.5	7,074.3	7.3

(1)	Reflects Banco de Bogotá figures including Central American operations which, as of December 31, 2017, accounted for Ps 48,884.7 billion of the total loan portfolio (Ps 21,985.5 billion in commercial loans, Ps 17,471.3 billion in consumer loans and Ps 9,427.9 billion in mortgage loans). As of December 31, 2016, Central American operations accounted for Ps 44,865.2 billion of the total loan portfolio (Ps 19,544.1 billion in commercial loans, Ps 16,363.5 billion in consumer loans and Ps 8,957.6 billion in mortgage loans).

Deposit-taking activities

Banco de Bogotá offers customers checking accounts, savings accounts, time deposits (CDs) and other deposits as described in the table below.

The following table presents a breakdown of Banco de Bogotá’s deposits by product type at the dates indicated.

	At December 31,(1)		Change, December 31, 2017 vs. December 31, 2016
	2017	2016	#	%
	(in Ps billions)
Checking accounts	27,955.1	27,025.8	929.3	3.4
Savings accounts	31,206.6	27,983.7	3,222.9	11.5
Time deposits	41,435.4	38,444.5	2,990.9	7.8
Other deposits(2)	350.2	222.7	127.4	57.2
Total customer deposits	100,947.2	93,676.7	7,270.6	7.8

(1)	Reflects Banco de Bogotá figures including Central American operations which as of December 31, 2017, Central American operations accounted for Ps 44,398.4 billion (Ps 15,641.0 billion in checking accounts, Ps 8,524.7 billion in savings accounts, Ps 19,979.3 billion in time deposits and Ps 253.4 billion in other deposits). As of December 31, 2016, Central American operations accounted for Ps 39,893.4 billion (Ps 14,574.3 billion in checking accounts, Ps 7,781.5 billion in savings accounts, Ps 17,368.3 billion in time deposits and Ps 169.3 billion in other deposits).

(2)	Includes active account portfolios, payroll accounts, funds held in trust, banks and correspondents, special deposits and temporary deposits held in connection with collection services agreements.

Distribution

The following table presents Banco de Bogotá’s points of service across Colombia.

	At December 31,
	2017	2016
Branches	686	709
ATMs	1,740	1,758
Other points of service	8,482	7,965
Total points of service	10,908	10,432

Banco de Bogotá had a network concentration of approximately 62.5% in Colombia’s central region, of which Bogotá represents approximately 37.3% of Banco de Bogotá’s total network at December 31, 2017. Banco de Bogotá had a market share of approximately 12.2% of branches and approximately 11.1% of ATMs at December 31, 2017.

Banco de Bogotá Segment includes both our pension fund management operation and our central American operation. Information on these operations is described below.

Pension Fund Management - Porvenir

Porvenir is the leading private pension and severance fund manager in Colombia, with a market share of 57.0% of mandatory pension fund individual customers and 56.1% of severance plan individual customers at December 31, 2017. See “—Competition—Pension and severance fund management—Porvenir.” Porvenir also provides voluntary pension funds and manages third-party sponsored pension funds. Pension funds provide individual savings for retirement, and severance funds provide temporary income to employees who lose their jobs. Through Gestión & Contacto, Porvenir manages social security-related information systems designed to provide employees with efficient payment solutions.

At December 31, 2017, Porvenir had Ps 129.2 trillion in total assets under management, of which Ps 100.4 trillion was managed under the privately managed mandatory pension fund, Ps 5.1 trillion was managed under the severance fund, Ps 3.9 trillion was managed under the voluntary pension fund and Ps 19.9 trillion was managed as a third-party sponsored pension liability fund.

Porvenir’s strengths include the following:

·	Porvenir is the most profitable privately managed pension fund in Colombia, with a ROAE of 25.2%, 25.4% and 21.7% at December 31, 2017, December 31, 2016 and December 31, 2015 based on public unconsolidated figures under Colombian IFRS, respectively;

·	Porvenir has the largest and, we believe, one of the most effective sales force in the industry with a nationwide presence. At the same time, it is the most efficient privately managed pension fund in Colombia, with an efficiency ratio of 35.9% for the year ended December 31, 2017 based on public unconsolidated figures under Colombian IFRS; and

·	Porvenir has access to Grupo Aval’s banking network. This advantage is particularly relevant in the severance market, as Grupo Aval’s banks provide financing to employers to comply with legally imposed annual severance allowance liabilities for their employees. In addition, the banks of Grupo Aval provide collection services for all of the funds administered by Porvenir.

Business overview

The Ministry of Finance limits the range of assets in which pension and severance fund managers can invest and also sets concentration limits. In addition, each AFP is required by law to provide a minimum return on investment for each of its mandatory pension and severance funds. This minimum return is determined pursuant to certain formulas established by means of Decree 2555 of 2010, which vary pursuant to the type of fund. Prior to the multi-fund scheme, the minimum return was calculated on a 36-month time horizon for mandatory pension funds and 24-month time horizon for severance funds. With the introduction of the multi-fund scheme, a new risk profile system came into effect which differentiates conservative, moderate and aggressive risk portfolios for individual clients of severance and mandatory pension funds. To adjust the minimum return of mandatory pension funds to the new risk profile portfolios, the time horizon for the minimum return will change from 36 months to a range of 36 to 60 months, depending on the risk profile of each portfolio. For severance funds, the long-term portfolio will continue to have a 24-month time horizon, and the short-term portfolio will have a three-month time horizon.

If a fund’s cumulative return for any month is lower than the minimum return, the pension and severance fund manager must supplement the necessary amount to cover the difference within a period of five days. To do so, the pension and severance fund manager must first apply funds from its “stabilization reserve,” which is a portion of the pension and severance fund manager’s capital invested in the fund administered by the pension and severance fund manager and which must represent at least 1.00% of the value of that fund. If the stabilization reserve is insufficient to cover the difference, the pension and severance fund manager must provide resources from its remaining capital. If the pension and severance fund manager does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the pension and severance fund manager. If, notwithstanding the above, a pension and severance fund manager fails to observe either the minimum return or the stabilization requirements or the order of capitalization, the Superintendency of Finance may take possession (tomar posesión) of the pension and severance fund manager, in which case FOGAFIN, the Colombian deposit insurance fund, is required to supply funds to cover the shortfall. In that event, the pension and severance fund manager may be dissolved and the funds transferred to another pension and severance fund manager. See “Item 3. Key Information—D. Risk Factors—Risks relating to our businesses and industry—Risks relating to our pension and severance fund management business.”

For the year ended December 31, 2017, 57.4% of Porvenir’s revenues were derived from mandatory pension funds, 13.9% from severance funds, 6.6% from voluntary pension funds and 1.1% from third-party sponsored pension liability funds. Porvenir derived the remaining 21.0% of its revenues from a combination of its own investment portfolio, stabilization reserves and other income.

Mandatory pension funds

Mandatory pension funds are independent trusts formed by contributions made by individual customers to the social security pension system.

At December 31, 2017, mandatory pension funds represented 77.7% of Porvenir’s assets under management and constituted its main line of business.

Contributions to these pension funds are mandatory for all employees in Colombia and are jointly funded by the employer and the employee. The base contribution rate is 16.0% (up to 18.0% for employees meeting a certain salary threshold) of an employee’s base salary, whereby the employer contributes 75.0% and the employee 25.0% of the base contribution rate. Contributions are paid on a monthly basis. Of the 16.0%-18.0% total contribution, 11.5% goes to the individual customer’s fund. The pension and severance fund manager retains 300 basis points (3.0%) as compensation, of which Porvenir currently pays 190 basis points (1.90%) to an insurer for life and disability coverage, to which it is required by law to subscribe. The percentage that Porvenir pays for this insurance may increase or decrease depending on market conditions and other factors. The remainder is distributed between the National Solidarity Fund (Fondo de Solidaridad Pensional), depending on the employee’s salary (up to 2.0%), and the National Minimum Pension Warranty Fund (Fondo de Garantía de Pensión Mínima) (at 1.5%).

Employees may freely select their mandatory pension fund, a private pension and severance fund manager of their choice or the government-sponsored defined public benefit plan, administered by Colpensiones, and can change plans after meeting minimum tenure requirements of five years to switch from the public fund to a private plan, and six months to switch between private fund providers. Whenever an employee changes from one pension and severance fund manager to another, his/her entire savings balance at the fund is transferred to the pension fund administered by the new pension and severance fund manager.

Mandatory pension funds cannot be withdrawn prematurely, and they generally expand over the individual’s working years. Porvenir is the market leader in the mandatory pension’s area, with Ps 100.4 trillion of assets under management and 8.5 million individual customers at December 31, 2017.

Severance funds

Severance funds are independent trusts formed by the accumulated severance payment allowance required by Colombian labor law. The severance payment allowance is a social benefit inuring to employees for which employers are responsible under an employment agreement. The allowance consists of the payment of one month’s salary per year of service and pro rata amounts for fractions of a year. This amount is deposited directly with the pension and severance fund manager by the employer.

Severance accounts represented 3.9% of Porvenir’s assets under management at December 31, 2017.

Porvenir and all other pension and severance fund managers in Colombia charge a fee (per year for assets under management) of 1.0% for amounts in the mandatory investments short-term portfolio and 3.0% in the long-term portfolio.

Porvenir is the market leader in the severance area, with Ps 5.1 trillion of assets under management and 4.0 million customers at December 31, 2017.

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purposes of complying with one or several voluntary retirement or disability pension plans.

Voluntary pension funds represented 3.0% of Porvenir’s assets under management at December 31, 2017.

Porvenir earns annual management commissions for assets under management that range between 1.0% and 4.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios). At December 31, 2017, Porvenir had Ps 3.9 trillion of voluntary pension assets under management and approximately 167 thousand voluntary pension fund individual customers.

Third-party sponsored pension liability funds

Third-party sponsored pension liability funds represent approximately 15.4% of Porvenir’s assets under management at December 31, 2017. Third-party sponsored pension liability funds are made up of deposits from different institutions (both private and publicly owned) that require a professional institution to manage a fund that is usually created to finance special pension regimes (i.e., pensions that are paid by the employer; before 1994, companies were allowed to establish their own internal pension systems).

Third-party sponsored pension liability funds in some cases have a minimum guaranteed return pursuant to their terms. Porvenir had Ps 19.9 trillion of such assets under management at December 31, 2017, mostly under contracts of five years. The most important of these contracts is with FONPET which is subject to renewal upon expiration in during 2018. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 52.2% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 17.8% and 14.3% of its total revenues at December 31, 2017 and December 31, 2016, respectively.

Distribution

Porvenir attracts new individual customers mainly through its large direct sales force (approximately 1,224 individuals) that reports to six regional sales managers located in Bogotá, Antioquia, Cali, the Central region, the Coast region and the North region. At December 31, 2017, Porvenir had 54 offices, 14 service modules, 73 electronic service centers and 5 business service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Central American operations

We operate in Central America through BAC Credomatic, a wholly-owned subsidiary of LB Panamá.

BAC Credomatic is the leading financial group in Central America with a record of strong financial performance. BAC Credomatic is a full-service financial institution with one of the leading credit card-issuance and merchant-acquiring businesses in the region. BAC Credomatic offers commercial and retail banking, brokerage, insurance, pension fund management and other financial services. Its coverage extends throughout Central America with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club. This section has been prepared in accordance with IFRS.

The table below shows financial data at LB Panamá’s and BAC Credomatic’s level at and for the year ended December 31, 2017.

	At and for the year ended December 31, 2017
	Net income		Loans		Deposits
	(in U.S.$ millions)	(in Ps billions)	(in U.S.$ millions)	(in Ps billions)	(in U.S.$ millions)	(in Ps billions)

LB Panamá	366.1	1,081.4	16,382.3	48,884.7	14,878.8	44,398.4

BAC Credomatic	337.9	1,008.4	15,481.7	46,197.4	14,941.6	44,585.8

BAC Credomatic / LB Panamá	92.3%		94.5%		100.4%

The following information for our Central American operation is presented at the BAC Credomatic level to provide more detailed information on a country-by-country basis. Information in pesos in this section has been translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2017 of Ps 2,984.00.

The table below shows BAC Credomatic financial data on a country-by-country basis at and for the year ended December 31, 2017.

	At and for the year ended December 31, 2017
	Net income			Loans			Deposits
	(in U.S.$ millions)	(in Ps billions)		(in U.S.$ millions)	(in Ps billions)		(in U.S.$ millions)	(in Ps billions)
Costa Rica	162.7	485.5	48.1%	4,337.3	12,942.6	28.0%	3,974.8	11,860.7	26.6%
Guatemala	58.5	174.6	17.3%	2,755.9	8,223.5	17.8%	2,427.7	7,244.3	16.2%
Honduras	68.0	202.8	20.1%	1,672.6	4,991.1	10.8%	1,749.9	5,221.8	11.7%
Nicaragua	60.9	181.9	18.0%	1,312.8	3,917.3	8.5%	1,364.1	4,070.3	9.1%
El Salvador	34.6	103.2	10.2%	1,597.7	4,767.6	10.3%	1,589.5	4,743.1	10.6%
Panamá(1)	42.5	126.9	12.6%	3,814.8	11,383.5	24.6%	4,212.8	12,571.1	28.2%
Mexico(2)	(5.2)	(15.4)	-1.5%	-	-	0.0%	-	-	0.0%
Corporate and eliminations	(48.6)	(144.9)	-14.4%	(9.4)	(28.2)	-0.1%	(377.2)	(1,125.6)	-2.5%
Non-controlling interest(3)	(35.6)	(106.2)	-10.5%	-	-	0.0%	-	-	0.0%
Consolidated	337.9	1,008.4	100.0%	15,481.7	46,197.4	100.0%	14,941.6	44,585.8	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

(2)	On December 16, 2016, Credomatic de Mexico S.A. de C.V., a subsidiary of BAC International Bank, Inc., entered into an agreement with Banco Invex S.A. Institución de Banca Múltiple, Invex Grupo Financiero for the transfer of its Mexican credit card portfolio and the eventual sale of Credomatic de Mexico S.A. de C.V., as part of BAC International Bank, Inc.’s strategy to focus its presence in the banking and credit card businesses in the six Central American countries. The transfer of the Mexican credit card portfolio transaction closed on June 23, 2017 and the sale of Credomatic de Mexico S.A. de C.V. is expected to happen during the first semester of 2018.

(3)	BAC International Bank, Inc. is the controlling shareholder of the BAC Credomatic operation in Costa Rica, Guatemala, Honduras, Nicaragua, El Salvador and Panamá. However, non-controlling interest corresponds to the fact that Leasing Bogotá Panama, the parent company of the BAC Credomatic entities, has a direct ownership of 9.467% in BAC International Bank, Inc.

The table below presents BAC Credomatic’s market share of total loans and deposits in each of its main markets at December 31, 2017.

	At December 31, 2017
	Net Loans	Deposits
Costa Rica(1)	14.1%	13.5%
El Salvador	13.6%	13.7%
Guatemala	10.6%	7.4%
Honduras	14.4%	14.1%
Nicaragua	25.7%	24.3%
Panamá	5.7%	6.3%

Source: Superintendency of banks of each country and company calculations. Percentage of total loans and deposits is based on banking operations in each country, as reported to the local financial regulator, which excludes certain credit card data and offshore operations.

(1)	Percentage calculation for Costa Rica includes state-owned banks (Banco Nacional de Costa Rica, Banco de Costa Rica, Banco Popular, Banco Hipotecario de la Vivienda and Banco Crédito Agrícola de Cartago), which at December 31, 2017 and December 31, 2016 had a 58.8% and 59.7% market share by loans, respectively, and a 61.0% and 61.3% market share by deposits, respectively.

Lending activities

The following tables show BAC Credomatic’s gross loan portfolio at the dates indicated. BAC Credomatic’s loan portfolio consists of credit card loans, commercial loans, mortgage loans, automobile and vehicle loans and personal loans.

	At December 31,
	2017	2016	2017	2016
	(in US millions)			(in Ps billion)
Commercial loans	6,489.4	5,900.8	19,364.3	17,607.9
Mortgage loans(1)	3,153.2	2,982.8	9,409.1	8,900.5
Credit card loans	2,779.2	2,552.5	8,293.2	7,616.7
Automobile and vehicle loans	987.4	902.6	2,946.3	2,693.5
Other personal loans	2,072.5	1,985.0	6,184.4	5,923.3
Total	15,481.7	14,323.7	46,197.4	42,741.9

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Includes loans measured at fair value.

We believe that BAC Credomatic’s customer knowledge, coupled with a centralized risk-management structure, has benefited the quality of the loan portfolio, with an average 90 days and more past due loan ratio of 1.2% from 2013 to 2017.

Credit cards

BAC Credomatic has a leading presence in the credit card-issuing business and a significant presence in the merchant acquiring business in the region. Through its Credomatic brand, BAC Credomatic offers its customers a wide variety of credit and debit cards including Visa, MasterCard, American Express and Diners Club, and is the only network that processes all major brands in the region. Additionally, BAC Credomatic and its customers benefit from co-branding agreements with major airlines (such as American Airlines and Avianca) and major supermarkets (such as Pricesmart and Wal-Mart) present in the region. BAC Credomatic has been a member of Visa and MasterCard for more than 20 years, issuing both national and international credit cards. Moreover, BAC Credomatic is currently the exclusive credit card issuer and merchant acquirer of American Express in the Central American region, including Panamá.

At December 31, 2017, BAC Credomatic had approximately 4.5 million credit card and debit card accounts, of which 2.4 million were debit card accounts and 2.2 million were credit card accounts, an increase of 11.2% and 9.7% compared to December 31, 2016, respectively. For the year ended December 31, 2017, BAC Credomatic’s billed volume by its credit cardholders was U.S.$ 11,506.7 million (Ps 34,335.9 billion), a 10.0% increase over the U.S.$10,459.6 million (Ps 31,211.4 billion) billed volume by its credit cardholders for the year ended December 31, 2016.

At December 31, 2017, BAC Credomatic’s credit card portfolio totaled U.S.$ 2.8 billion (Ps 8.3 trillion) which represents an 8.9% increase from U.S.$2.6 billion (Ps 7.6 trillion) at December 31, 2016. As of the same date, 82.8% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, Honduras, Guatemala and Panamá. The remaining 17.2% was distributed among El Salvador and Nicaragua. The following table shows the credit card portfolio breakdown by country at the dates presented.

	At December 31,
	2017			2016
	(in U.S.$ millions)	(in Ps billions)		(in U.S.$ millions)	(in Ps billions)
Costa Rica	955.8	2,852.0	34.4%	775.5	2,314.0	30.4%
Guatemala	430.2	1,283.7	15.5%	407.5	1,215.9	16.0%
Honduras	393.1	1,173.1	14.1%	363.6	1,085.1	14.2%
Nicaragua	139.5	416.3	5.0%	128.8	384.4	5.0%
El Salvador	339.8	1,014.0	12.2%	320.0	954.9	12.5%
Panamá(1)	520.8	1,554.2	18.7%	505.2	1,507.5	19.8%
Mexico(2)	-	-	0.0%	51.9	155.0	2.0%
Total	2,779.2	8,293.2	100.0%	2,552.5	7,616.7	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

(2)	On December 16, 2016, Credomatic de Mexico S.A. de C.V., a subsidiary of BAC International Bank, Inc., entered into an agreement with Banco Invex S.A. Institución de Banca Múltiple, Invex Grupo Financiero for the transfer of its Mexican credit card portfolio and the eventual sale of Credomatic de Mexico S.A. de C.V., as part of BAC International Bank, Inc.’s strategy to focus its presence in the banking and credit card businesses in the six Central American countries. The transfer of the Mexican credit card portfolio transaction closed on June 23, 2017 and the sale of Credomatic de Mexico S.A. de C.V. is expected to happen during the first semester of 2018.

Merchant acquiring

BAC Credomatic’s processing volume of credit and debit card transactions for the year ended December 31, 2017 of U.S.$ 19,232.9 million (Ps 57,390.9 billion) represented an increase of U.S.$ 1,776.1 million (Ps 5,299.8 billion), or 10.2%, from U.S.$ 17,456.8 million (Ps 52,091.1 billion) for the previous year. This increase is primarily due to a recovery in the economic activity compared to 2016 and an increase in credit accounts. BAC Credomatic has the only network in Central America that processes all the major brands including Visa, MasterCard, American Express and Diners Club. Furthermore, BAC Credomatic has exclusive card-issuing and merchant acquiring agreements with American Express for the Central American region.

At December 31, 2017, BAC Credomatic serviced approximately 411,812 merchant locations, with 95.7% of credit card authorizations processed electronically through its 349,321 point-of-sale devices.

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

Commercial banking

BAC Credomatic offers traditional commercial banking services and products. At December 31, 2017, 80.4% of BAC Credomatic’s commercial loan portfolio was distributed across Costa Rica, Honduras, Guatemala and Panamá. The remaining 19.6% was distributed among El Salvador, Nicaragua, and regional offshore operations. The following table displays BAC Credomatic’s commercial loan portfolio by country at the dates presented.

	At December 31,
	2017			2016
	(in U.S.$ millions)	(in Ps billions)		(in U.S.$ millions)	(in Ps billions)
Costa Rica	1,360.4	4,059.4	21.0%	1,212.5	3,618.1	20.5%
Guatemala	1,549.6	4,623.9	23.9%	1,442.7	4,305.1	24.4%
Honduras	848.4	2,531.6	13.1%	740.7	2,210.3	12.6%
Nicaragua	739.7	2,207.3	11.4%	688.9	2,055.8	11.7%
El Salvador	537.9	1,605.0	8.3%	462.3	1,379.5	7.8%
Panamá(1)	1,459.7	4,355.8	22.5%	1,360.7	4,060.3	23.1%
Corporate and eliminations	(6.3)	(18.7)	-0.1%	(7.1)	(21.2)	-0.1%
Total	6,489.4	19,364.3	100.0%	5,900.8	17,607.9	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

BAC Credomatic also offers investment products, supplier and payroll ePayments, Ameritransfer (online transfer of funds among deposit accounts in BAC Credomatic’s network), online banking and foreign exchange services as part of its commercial banking platform in the region. At December 31, 2017, BAC Credomatic had more than 109,800 corporate customers, divided into three main sectors: (1) corporate, consisting of companies with over U.S.$250,000 (Ps 746.0 million) in deposits, more than 100 employees and loans over U.S.$1,000,000 (Ps 2,984.0 million), which represented 85.8% of total commercial loans; (2) midsize companies, composed of companies with deposits of U.S.$50,000 (Ps 149.2 million) to U.S.$250,000 (Ps 746.0 million), between 51 to 100 employees and loans between U.S.$300,000 (Ps 895.2 million) to U.S.$1,000,000 (Ps 2,984.0 million), which represented 8.4% of total commercial loans; and (3) small companies, consisting of companies with deposits of less than U.S.$50,000 (Ps 149.2 million), fewer than 50 employees and loans under U.S.$300,000 (Ps 895.2 million), which represented 5.8% of total commercial loans.

BAC Credomatic’s electronic transfer and payment capabilities allow corporate clients to instantly transfer funds between different commercial and consumer accounts, provided that all parties have a BAC Credomatic account. BAC Credomatic recorded over U.S.$91.3 billion (Ps 272.4 trillion) in electronic payments in 2017.

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

	At December 31,
	2017	2016	2017	2016
	(in U.S.$ billions)		(in Ps trillions)
Merchant deposit transfers	19.2	17.5	57.4	52.1
Ameritransfer	7.2	6.7	21.6	20.1
Payroll ePayments	7.2	6.9	21.6	20.5
Supplier ePayments	24.3	20.4	72.5	60.8
Wire transfers	33.3	31.6	99.4	94.4
Total	91.3	83.1	272.4	247.9

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

Consumer banking

At December 31, 2017, as a proportion of BAC Credomatic’s total consumer loan portfolio (which does not include credit cards), mortgage loans represented 50.8%, automobile and vehicle loans represented 15.9% and other personal loans represented 33.4%. Approximately 78.2% of the total consumer loan portfolio had a maturity greater than five years. At December 31, 2017, consumer loans amounted to U.S.$ 6.2 billion (Ps 18.5 trillion), a 5.8% increase over U.S.$5.9 billion (Ps 17.5 trillion) at December 31, 2016. At December 31, 2017, 86.2% of BAC Credomatic’s consumer loan portfolio was distributed across Costa Rica, Honduras, Guatemala and Panamá. The remaining 13.8% was distributed among El Salvador, Nicaragua and regional offshore operations.

The following table displays BAC Credomatic’s consumer loan portfolio by country at the dates presented.

	At December 31,
	2017			2016
	(in U.S.$ millions)	(in Ps billions)		(in U.S.$ millions)	(in Ps billions)
Costa Rica	2,021.2	6,031.3	32.5%	1,965.0	5,863.5	33.5%
Guatemala	776.1	2,315.8	12.5%	688.2	2,053.6	11.7%
Honduras	431.1	1,286.4	6.9%	402.1	1,199.9	6.8%
Nicaragua	433.5	1,293.7	7.0%	413.2	1,233.1	7.0%
El Salvador	720.1	2,148.7	11.6%	661.1	1,972.7	11.3%
Panamá(1)	1,834.9	5,475.2	29.5%	1,740.9	5,194.9	29.7%
Corporate and eliminations	(3.7)	(11.2)	-0.1%	(0.1)	(0.4)	0.0%
Total (2)	6,213.1	18,539.9	100.0%	5,870.4	17,517.3	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), others BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

(2)	At December 31, 2017 and 2016, consumer loans include consumer leasing and consumer overdraft.

At December 31, 2017, BAC Credomatic’s mortgage loans had an individual average mortgage loan balance of U.S.$ 70,060 (Ps 209.1 million) with an average loan-to-value ratio of 57.2%. Given that BAC Credomatic’s mortgage loan portfolio has no significant exposure to the higher risk sectors such as vacation homes or second-home mortgages, it maintains a 90 days and more past due loan ratio of 1.5% and a loan loss reserve coverage of 26.1% on 90 days and more past due loans.

Deposit activities

At December 31, 2017, 36.6% of BAC Credomatic’s deposit base was represented by checking deposits. Total deposits increased by 13.3% from December 31, 2016 to December 31, 2017. The following table shows BAC Credomatic’s deposit breakdown at the dates indicated.

	At December 31,
	2017	2016	2017	2016
	(in U.S.$ millions)		(in Ps billions)
Checking deposits	5,461.8	4,858.9	16,298.1	14,498.9
Savings deposits	2,856.5	2,593.0	8,523.8	7,737.5
Time deposits	6,623.3	5,731.2	19,763.9	17,101.8
Total	14,941.6	13,183.1	44,585.8	39,338.2

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

Distribution network

BAC Credomatic serves its customers throughout Central America with a diversified distribution network that includes branches, kiosks (non-cash machines which provide online banking capabilities as well as a full keyboard), ATMs, a standardized online banking platform, call centers, and mobile phone banking. Additionally, BAC Credomatic’s strong point-of-sale presence in 411,812 merchant locations in Central America at December 31, 2017 allows clients to perform various transactions, including purchases, using credit or debit cards, payments of credit card balances and loyalty program services.

BAC Credomatic serves its clients through multiple channels to cover the needs of different customer segments across the region.

The following map shows BAC Credomatic’s branch distribution at December 31, 2017 and 2016.

Source: BAC Credomatic at December 31, 2017

At December 31, 2017 and 2016. Other points of service include 348 self-service kiosks and 7,667 RapiBac (banking correspondents) in 2017 and 325 self-service kiosks and 5,255 RapiBac (banking correspondents) in 2016.

Banco de Occidente Segment

Banco de Occidente is the fifth largest bank in Colombia, with a market share of 6.2% of loans at December 31, 2017.

Banco de Occidente focuses on corporate customers, state-owned entities and retail customers and has a diversified revenue stream. For the year ended December 31, 2017, its loan portfolio was distributed as follows: approximately 32.4% in consumer and auto lending; approximately 55.7% in corporate and public sector lending; and approximately 11.9% in SMEs. Banco de Occidente had market shares of 7.6% of commercial loans and 5.8% of consumer loans at December 31, 2017.

Banco de Occidente had a market share of approximately 10.4% of checking accounts at December 31, 2017. Additional areas of focus for future growth include credit cards, low-risk consumer loan services and products such as payroll loans and loans to government agencies.

At December 31, 2017 Banco de Occidente had total assets of Ps 37,746.9 billion and net income attributable to controlling interest of Ps 376.0 billion for the year ended December 31, 2017.On a consolidated basis in accordance with IFRS, Banco de Occidente’s ROAE was 8.8% for the year ended December 31, 2017.

Lending activities

The following table presents Banco de Occidente’s loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2017 vs. December 31, 2016
	2017	2016	#	%
	(in Ps billions, except for percentages)
Commercial	20,574.5	19,539.1	1,035.5	5.3
Commercial loans	19,090.0	19,300.2	(210.2)	(1.1)
Interbank and overnight funds	1,484.6	238.9	1,245.7	521.4
Consumer	6,873.7	6,893.0	(19.3)	(0.3)
Mortgages	1,168.4	1,014.1	154.3	15.2
Microcredit	-	-	-	-
Total	28,616.6	27,446.1	1,170.5	4.3
Allowance for loan portfolio	(1,135.7)	(872.3)	(263.5)	30.2
Total, net	27,480.9	26,573.9	907.0	3.4

Deposit-taking activities

Banco de Occidente has a relatively high proportion of deposits held in checking accounts compared to the average of the Colombian banking system. At December 31, 2017, 24.5% of Banco de Occidente’s deposits were held by customers in checking accounts, as compared to a national banking system average of approximately 14.6% at December 31, 2017.

The following table presents a breakdown of Banco de Occidente’s deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2017 vs. December 31, 2016
	2017	2016	#	%
	(in Ps billions, except for percentages)
Checking accounts	6,036.0	6,087.6	(51.6)	(0.8)
Savings accounts	11,449.5	8,992.8	2,456.7	27.3
Time deposits	8,624.0	9,048.2	(424.2)	(4.7)
Other deposits(1)	59.7	47.5	12.2	25.7
Total	26,169.1	24,176.1	1,993.1	8.2

(1)	Includes active account portfolios, payroll accounts, funds held in trust, banks and correspondents, special deposits and temporary deposits held in connection with collection services agreements.

Distribution

The following table presents Banco de Occidente’s points of service across in Colombia.

	At December 31,
	2017	2016
Branches	221	218
ATMs	342	339
Other points of service	18,320	10,198
Total points of service	18,883	10,755

Banco de Occidente had a network concentration of approximately 23.8% in Colombia’s central region, of which Bogotá represented approximately 11.9% of Banco de Occidente’s total network at December 31, 2017. Banco de Occidente is also active in the southwestern region of Colombia, in which approximately 23.5% of its distribution network is located. During 2017, Banco de Occidente opened 8,122 new banking correspondents. Banco de Occidente had approximately 3.9% market share of branches and approximately 2.2% market share of ATMs at December 31, 2017.

Banco Popular Segment

Banco Popular is the eighth largest bank in Colombia in loans with a market share of 4.1% at December 31, 2017. Banco Popular operates primarily in the consumer and public sector businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to public sector employees.

Banco Popular’s consumer loans portfolio has a substantially lower-risk profile (consumer past-due loans of 3.6% compared to a banking system average of 5.8% at December 31, 2017) due to its concentration in payroll deductions for repayment of loans. At December 31, 2017, Banco Popular had total assets of Ps 22,322.1 billion, 220 branches, and net income attributable to controlling interest of Ps 187.0 billion for the year ended December 31, 2017.

Banco Popular’s focus on consumer loans and institutional customers generates a mix of broad and stable sources of revenues. Banco Popular’s ROAE was 7.2% as of December 31, 2017.

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

Lending activities

The following table presents Banco Popular’s loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2017 vs. December 31, 2016
	2017	2016	#	%
	(in Ps billions)
Commercial	7,561.8	7,186.3	375.5	5.2
Commercial loans	7,551.9	7,120.1	431.8	6.1
Interbank and overnight funds	10.0	66.3	(56.3)	(85.0)
Consumer	9,471.2	8,833.2	638.0	7.2
Mortgages	659.8	513.1	146.6	28.6
Microcredit	7.3	7.9	(0.6)	(7.7)
Total	17,700.1	16,540.6	1,159.5	7.0
Allowance for loan portfolio	(665.9)	(523.9)	(142.0)	27.1
Total, net	17,034.2	16,016.7	1,017.5	6.4

Deposit-taking activities

Banco Popular generates a substantial portion of its deposits through agreements with customers pursuant to which they agree to maintain a certain level of deposits in checking and/or savings accounts in exchange for the waiver or reduction of service fees, primarily for payment and collection services. These deposits totaled Ps 5,096.6 billion, representing 51.8% of total checking and savings accounts, at December 31, 2017.

The following table presents a breakdown of Banco Popular’s deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2017 vs. December 31, 2016
	2017	2016	#	%
	(in Ps billions)
Checking accounts	1,178.5	1,145.0	33.5	2.9
Savings accounts	8,652.6	8,766.0	(113.4)	(1.3)
Time deposits	6,109.3	4,782.5	1,326.8	27.7
Other deposits	28.1	39.8	(11.7)	(29.3)
Total customer deposits	15,968.5	14,733.4	1,235.1	8.4

Distribution

The following table presents Banco Popular’s points of service in Colombia.

	At December 31,
	2017	2016
Branches	220	220
ATMs	1,099	1,136
Other points of service	171	249
Total points of service	1,490	1,605

Banco Popular had a network concentration of approximately 49.3% in Colombia’s central region, of which Bogotá represented approximately 26.1% of Banco de Popular’s total network at December 31, 2017. Banco Popular had a market share of approximately 3.9% of branches and a market share of approximately 7.0% of ATMs at December 31, 2017.

Banco AV Villas Segment

Banco AV Villas has evolved from being a traditional mortgage lender to a diversified full-service consumer bank targeting mass market customers. Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas had a market share of 2.8% of deposits, 2.4% of loans, 4.5% of consumer loans and 3.4% of mortgages as of December 31, 2017.

As of December 31, 2017 Banco AV Villas had total assets of Ps 12,318.1 billion and 294 bank branches, net income attributable to controlling interest was Ps 137.3 billion, ROAE was 9.8% and efficiency ratio was 54.5%.

In the consumer segment, Banco AV Villas focuses on high-margin services and products such as general purpose loans, payroll loans and credit cards, as well as its traditional line of mortgages. It serves customers through a recently expanded sales force and through its traditional retail network, enterprise business centers and instant credit offices, known as “OCIs,” where credit applicants receive the outcome of their credit application within three hours. Banco AV Villas also seeks to continue to expand in the small- and medium-size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas has developed projects, such as the Nearby Network (Red Cerca), which allowed it to increase coverage by banking correspondents and offer a wide array of services to individuals and small- and medium-size businesses through its mobile banking platform.

Lending activities

The following table presents Banco AV Villas’ loan portfolio at the dates indicated in.

	At December 31,		Change, December 31, 2017 vs. December 31, 2016
	2017	2016	#	%
	(in Ps billions)
Commercial	3,132.1	3,134.0	(1.9)	(0.1)
Commercial loans	2,810.7	3,116.8	(306.0)	(9.8)
Interbank and overnight funds	321.4	17.2	304.2	1,764.8
Consumer	5,399.9	4,529.6	870.3	19.2
Mortgages	1,919.8	1,744.3	175.5	10.1
Microcredit	1.5	1.8	(0.2)	(13.6)
Total	10,453.3	9,409.7	1,043.6	11.1
Allowance for loan portfolio	(475.7)	(427.8)	(47.9)	11.2
Total, net	9,977.6	8,981.9	995.7	11.1

Deposit-taking activities

Banco AV Villas offers customers checking accounts, savings accounts, time deposits and other deposits consisting primarily of transactional accounts. Banco AV Villas’s average savings account rate, one of the lowest in the market, is explained by a significant retail network and a low concentration of corporate and government accounts.

The following table presents a breakdown of Banco AV Villas’s deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2017 vs. December 31, 2016
	2017	2016	#	%
	(in Ps billions)
Checking accounts	927.8	918.1	9.7	1.1
Savings accounts	5,195.3	5,628.3	(433.0)	(7.7)
Time deposits	3,960.8	3,157.4	803.4	25.4
Other deposits	2.2	2.2	(0.1)	(3.7)
Total customer deposits	10,086.1	9,706.1	380.0	3.9

Distribution

The following table presents Banco AV Villas’ points of service in Colombia.

	At December 31,
	2017	2016
Branches	294	291
ATMs	600	576
Other points of service	10,015	8,193
Total points of service	10,909	9,060

Banco AV Villas had a network concentration of approximately 57.3% in Colombia’s central region, of which Bogotá represents approximately 33.8% of Banco de AV Villas’ total network at December 31, 2017. Banco AV Villas had approximately 15.9% of its network in the southwestern region at December 31, 2017. Banco AV Villas had a market share of approximately 5.2% of branches and a market share of approximately 3.8% of ATMs at December 31, 2017.

Corficolombiana Segment

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2017. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including, in particular, infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as leasing, fiduciary and private banking.

Corficolombiana had total consolidated assets and shareholders’ equity attributable to controlling interest of Ps 21,115.0 billion and Ps 3,250.8 billion, respectively, at December 31, 2017 and net income attributable to controlling interest of Ps 212.9 billion for the year ended December 31, 2017 in accordance with IFRS.

Corficolombiana’s business model is based on three premises: (1) investing in businesses in strategic sectors of the Colombian economy; (2) distributing cash flows generated by its equity investment portfolio to its shareholders; and (3) acting as an investment fund and financial advisor that is listed on the Colombian Stock Exchange and regulated by the Superintendency of Finance. Corficolombiana’s equity investment strategy is to acquire and hold majority or substantial stakes in strategic businesses. These investments enable Corficolombiana to exert influence or control over these businesses’ operations and to promote revenue growth, operational efficiencies and optimization of the capital structures. Corficolombiana intends to achieve a balance between companies with potential to generate cash and companies with capacity to create value.

Corficolombiana’s funding strategy seeks to minimize liquidity risk by funding equity investments using its own equity, principally retained earnings. It has not sought to raise equity capital from its shareholders in the last five years.

Corficolombiana is regulated as a merchant bank by the Superintendency of Finance. Under Colombian law, a merchant bank is permitted to hold equity ownership positions in both financial and non-financial companies, unlike banks, which may only invest in financial companies. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation.”

Equity investment portfolio

Corficolombiana primarily invests in five sectors of the Colombian economy: energy and gas; infrastructure; agribusiness; hotels and financial services. It generally seeks to invest in businesses with leading market positions, strong cash flows and growth potential.

The following table provides information regarding Corficolombiana’s assets distributed by sectors at December 31, 2017 in accordance with full IFRS.

	At December 31, 2017
	Energy and Gas	Infrastructure	Financial Services & Others	Agribusiness	Hotels	Total
	(in Ps billions)
Total Assets	10,663.6	4,529.9	4,192.7	883.9	844.9	21,115.0

Corficolombiana’s main investments in the energy and gas sector include Promigas S.A. E.S.P., the second largest natural gas pipeline and distribution company in Colombia, Empresa de Energía de Bogotá S.A. E.S.P, or “EEB”, an electricity and gas conglomerate, Gas Natural S.A. E.S.P., the gas distribution company for the city of Bogotá, and a majority stake in a gas distribution company in northern Peru (Gas Comprimido del Perú S.A. (Gascop)).

Corficolombiana’s infrastructure investments are concentrated mainly in toll road concession projects, a sector in which it is a leading private investor in Colombia. The main investments of Corficolombiana in the infrastructure sector include Proyectos de Infraestructura S.A. (Buga-Tuluá-La Paila), Concesionaria Vial de los Andes S.A.S. (Bogotá-Villavicencio), Concesiones CCFC S.A. (Fontibón-Los Alpes), Concesionaria Panamericana S.A.S. (Los Alpes-Villeta and Chuguacal-Cambao), Concesionaria Vial del Pacífico S.A.S. (Ancón Sur-Bolombolo or “Conexión Pacífico 1”), Concesionaria Nueva Vía al Mar S.A.S. (Mulaló-Loboguerrero), Concesionaria Vial Andina S.A.S. (Bogotá-Villavicencio) and Concesionaria Vial del Oriente S.A.S. (Villavicencio-Yopal). During 2017 we acquired, through Corficolombiana, an additional 40% stake in both Covipacífico (Concesionaria Vial del Pacífico S.A.S.) and in Covimar (Concesionaria Nueva Vía al Mar S.A.S.); Corficolombiana gained controlling interest in Covipacífico after the transaction. After the transaction, Corficolombiana owns 89.9% of Covipacífico and 100.0% of Covimar. The price paid for the 40% stakes was Ps 185.1 billion.

Corficolombiana’s main investments in agribusiness are centered on forestry and woodworking as well as the production of palm oil, rubber, rice and cotton through Organización Pajonales, Pizano and Unipalma.

Corficolombiana also has investments in the hospitality sector. These include majority stakes in Hoteles Estelar de Colombia S.A. and Promotora y Comercializadora Turística Santamar S.A.

In the financial-services sector, Corficolombiana offers leasing, trust, brokerage and offshore banking services to third-party customers through three subsidiaries: Leasing Corficolombiana S.A., Fiduciaria Corficolombiana S.A. and Banco Corficolombiana (Panamá) S.A.

Lending activities

The following table presents Corficolombiana’s loan portfolio at the dates indicated.

	At December 31,		Change, December 31, 2017 vs. December 31, 2016
	2017	2016	#	%
	(in Ps billions)
Commercial(1)	2,569.0	2,899.2	(330.2)	(11.4)
Commercial loans	2,172.3	2,161.9	10.4	0.5
Interbank and overnight funds	396.7	737.3	(340.6)	(46.2)
Consumer	319.5	307.4	12.1	3.9
Mortgages	10.7	0.9	9.8	1,115.8
Microcredit	-	-	-	-
Total	2,899.2	3,207.5	(308.3)	(9.6)
Allowance for loan portfolio	(114.1)	(65.6)	(48.4)	73.8
Total, net	2,785.1	3,141.9	(356.8)	(11.4)

(1)	Includes Ps 1,111.5 billion and Ps 1,145.7 billion of the LNG regasification plant at Sociedad Portuaria del Cayao (SPEC) in 2017 and 2016, respectively, classified as financial leases in accordance to IAS 17

Deposit-taking activities

The following table presents a breakdown of Corficolombiana’s deposits by product type at the dates indicated.

	At December 31,		Change, December 31, 2017 vs. December 31, 2016
	2017	2016	#	%
	(in Ps billions)
Checking accounts	-	-	-	-
Savings accounts	402.5	313.5	88.9	28.4
Time deposits	3,659.0	3,516.7	142.3	4.0
Other deposits	34.3	16.6	17.7	106.7
Total customer deposits	4,095.7	3,846.8	248.9	6.5

Investment banking and treasury businesses

Corficolombiana’s investment banking group provides advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions and project finance. Corficolombiana has helped to shape the participation of the private sector in infrastructure projects, to develop the domestic capital markets and to expand the resources and operations of local companies in the region. In 2017, Corficolombiana’s investment bank helped secure financing and coordinate projects totaling Ps 13,072.2 billion.

Corficolombiana’s treasury operations are a leading participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2017, Corficolombiana had total fixed income assets of Ps 2,892.7 billion (on a consolidated basis in accordance with IFRS).

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

Our subsidiaries currently operate in a hybrid model in the areas of technological operation. Core banking processes are handled directly by them, and electronic channels and administrative processes such as accounting, purchasing and budgeting operate in our shared services center, ATH and Ventas & Servicios. This model of centralization of our technological operation will continue its development in ATH and Ventas & Servicios in order to achieve medium-term savings that optimize the results of Grupo Aval as a whole.

Our principal projects currently consist of the following:

·	Technological architecture: We are continuing with the implementation process of a homogeneous model of technological architecture for banking subsidiaries in Colombia, in different areas of business, seeking to achieve new efficiencies and increasing competitive differentiation of our entities from the rest of the Colombian financial sector, and

·	Basic software activity: We are focusing on the standardization of some processes in our banking subsidiaries, such as, MDM, BPM and CRM, and updating the software that supports our web and mobile channels in ATH.

We incurred Ps 614.2 billion of capital expenditures relating to information technology for the year ended December 31, 2017.

Intellectual property

We register and monitor our brands and trademarks in Colombia and abroad according to the importance of such brands and trademarks to our and our subsidiaries’ marketing and commercial strategy. Certain of Grupo Aval’s brands and trademarks are registered in Argentina, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, Guatemala, México, Nicaragua, Panamá, Paraguay, Peru, United States, Uruguay and Venezuela.

Corporate social responsibility

We coordinate with several corporate social responsibility initiatives of our banks that help us maintain the strength of our image and reputation with respect to all our stakeholders.

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

We follow corporate human resources policies that seek employee well-being in areas such as hiring, promotion and work-related development and training. In 2017 and 2016, we spent approximately Ps 10.3 billion and Ps 9.4 billion in corporate social responsibility initiatives, respectively.

Selected statistical data

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements included in this annual report as well as “Operating and financial review and prospects.” This information has been presented based on our financial records, which are prepared in accordance with IFRS. The selected statistical data of Grupo Aval at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, as applicable, have been derived from our audited annual consolidated financial statements prepared in accordance with IFRS that are included in this annual report. We believe that the average data set forth herein accurately reflects in all material aspects our financial condition and results of operation at the date and for the periods specified. Prior to January 1, 2014, our consolidated financial statements were prepared in accordance with Colombian Banking GAAP. We have included certain information prepared under Colombian Banking GAAP at and for the years ended December 31, 2013 and 2012 in “Appendix A. Selected Financial and Statistical Data Prepared under Colombian Banking GAAP” to provide information for prior years. Colombian Banking GAAP is not comparable to IFRS.

Distribution of assets, liabilities and equity, interest rates and interest differential

·	Average statement of financial position has been calculated as follows: for 2017, we calculated our average statement of financial position based on balances at December 31, at September 30, at June 30, at March 31, 2017 and at December 31, 2016. For 2016, we calculated our average statement of financial position based on balances at December 31, at September 30, at June 30, at March 31, 2016 and at December 31, 2015. For 2015, we calculated our average statement of financial position based on balances at December 31, at September 30, at June 30, at March 31, 2015 and at December 31, 2014. The average statement of financial position is usually calculated based on more than two periods of information considering that this methodology provides more accurate information.

Average Statement of Financial Position

For the years ended December 31, 2017, 2016 and 2015, the following table presents:

·	average balances for 2017, 2016 and 2015 calculated using actual balances for our assets and liabilities (based on a five period average);

·	interest income earned on assets and interest paid on liabilities; and

·	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning assets for the years ended December 31,
	2017			2016			2015
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
ASSETS
Interest-earning assets
Fixed Income Investments
Domestic
Peso-denominated	10,906.8	465.7	4.3%	12,830.2	620.1	4.8%	13,987.2	740.2	5.3%
Foreign -denominated	3,758.9	180.2	4.8%	3,372.2	85.2	2.5%	3,054.5	130.1	4.3%
Total domestic	14,665.7	645.9	4.4%	16,202.4	705.3	4.4%	17,041.7	870.2	5.1%
Foreign	5,225.1	196.0	3.8%	4,690.4	176.2	3.8%	4,396.6	201.3	4.6%
Total	19,890.8	841.9	4.2%	20,892.9	881.5	4.2%	21,438.3	1,071.5	5.0%
Interbank and overnight funds
Domestic
Peso-denominated	1,860.9	118.3	6.4%	863.0	114.7	13.3%	699.2	131.9	18.9%
Foreign -denominated	1,495.1	103.8	6.9%	1,053.5	20.0	1.9%	1,278.9	10.3	0.8%
Total domestic	3,356.0	222.1	6.6%	1,916.5	134.7	7.0%	1,978.0	142.2	7.2%
Foreign	2,059.6	65.9	3.2%	1,473.3	51.5	3.5%	862.2	49.5	5.7%
Total	5,415.6	288.0	5.3%	3,389.8	186.2	5.5%	2,840.2	191.7	6.8%
Loans and leases(1)
Domestic
Peso-denominated	100,125.4	12,387.3	12.4%	94,381.4	11,605.4	12.3%	84,286.8	8,812.4	10.5%
Foreign -denominated	10,288.3	495.4	4.8%	9,237.1	371.4	4.0%	10,193.3	306.2	3.0%
Total domestic	110,413.7	12,882.7	11.7%	103,618.5	11,976.8	11.6%	94,480.2	9,118.6	9.7%
Foreign	44,064.1	4,729.3	10.7%	40,597.6	4,502.6	11.1%	34,084.3	3,693.7	10.8%
Total	154,477.8	17,612.0	11.4%	144,216.1	16,479.3	11.4%	128,564.4	12,812.4	10.0%
Loans and receivables(2)
Domestic
Peso-denominated	101,986.3	12,505.6	12.3%	95,244.4	11,720.1	12.3%	84,986.0	8,944.4	10.5%
Foreign currency-denominated	11,783.4	599.2	5.1%	10,290.7	391.3	3.8%	11,472.2	316.5	2.8%
Total domestic	113,769.7	13,104.8	11.5%	105,535.0	12,111.4	11.5%	96,458.2	9,260.9	9.6%
Foreign	46,123.7	4,795.2	10.4%	42,070.9	4,554.1	10.8%	34,946.4	3,743.2	10.7%
Total	159,893.4	17,900.0	11.2%	147,605.9	16,665.5	11.3%	131,404.6	13,004.1	9.9%
Total interest-earning assets
Domestic
Peso-denominated	112,893.1	12,971.3	11.5%	108,074.6	12,340.2	11.4%	98,973.2	9,684.6	9.8%
Foreign currency-denominated	15,542.3	779.3	5.0%	13,662.9	476.5	3.5%	14,526.7	446.6	3.1%
Total domestic	128,435.4	13,750.6	10.7%	121,737.5	12,816.7	10.5%	113,499.9	10,131.1	8.9%
Foreign	51,348.8	4,991.2	9.7%	46,761.3	4,730.3	10.1%	39,343.0	3,944.5	10.0%
Total interest-earning assets	179,784.2	18,741.8	10.4%	168,498.8	17,547.0	10.4%	152,842.9	14,075.6	9.2%
Total non-interest-earning assets	49,531.1	-	-	48,996.9	–	–	45,341.1	–	–
Total interest-earning and non interest-earning assets
Domestic
Peso-denominated	140,811.3	12,971.3	9.2%	139,095.5	12,340.2	8.9%	123,776.6	9,684.6	7.8%
Foreign currency-denominated	22,022.2	779.3	3.5%	16,427.9	476.5	2.9%	20,214.3	446.6	2.2%
Total domestic	162,833.5	13,750.6	8.4%	155,523.4	12,816.7	8.2%	143,991.0	10,131.1	7.0%
Foreign	66,481.8	4,991.2	7.5%	61,972.3	4,730.3	7.6%	54,193.1	3,944.5	7.3%
Total assets	229,315.3	18,741.8	8.2%	217,495.7	17,547.0	8.1%	198,184.1	14,075.6	7.1%

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities and equity for the years ended December 31,
	2017			2016			2015
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
LIABILITIES AND EQUITY
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	4,376.7	146.4	3.3%	4,990.7	159.6	3.2%	3,706.6	108.4	2.9%
Foreign currency-denominated	5,078.3	61.2	1.2%	924.7	5.8	0.6%	1,232.6	1.2	0.1%
Total domestic	9,455.0	207.6	2.2%	5,915.3	165.4	2.8%	4,939.2	109.6	2.2%
Foreign	11,662.4	101.7	0.9%	11,330.6	93.6	0.8%	9,527.2	73.6	0.8%
Total	21,117.4	309.3	1.5%	17,245.9	258.9	1.5%	14,466.4	183.2	1.3%
Savings accounts
Domestic
Peso-denominated	43,090.9	1,870.8	4.3%	41,981.0	2,030.1	4.8%	40,155.0	1,335.5	3.3%
Foreign currency-denominated	875.4	2.2	0.2%	783.2	3.8	0.5%	474.9	3.4	0.7%
Total domestic	43,966.3	1,873.0	4.3%	42,764.2	2,033.9	4.8%	40,629.9	1,338.8	3.3%
Foreign	8,084.4	106.0	1.3%	7,481.2	105.9	1.4%	6,463.2	87.4	1.4%
Total	52,050.8	1,979.0	3.8%	50,245.5	2,139.8	4.3%	47,093.1	1,426.2	3.0%
Time deposits
Domestic
Peso-denominated	34,179.1	2,472.1	7.2%	30,102.1	2,458.4	8.2%	25,164.1	1,410.9	5.6%
Foreign currency-denominated	9,070.0	146.2	1.6%	9,155.5	150.5	1.6%	8,167.5	131.2	1.6%
Total domestic	43,249.1	2,618.3	6.1%	39,257.6	2,609.0	6.6%	33,331.6	1,542.2	4.6%
Foreign	18,859.6	942.2	5.0%	16,164.5	804.5	5.0%	14,088.5	680.7	4.8%
Total	62,108.7	3,560.5	5.7%	55,422.0	3,413.5	6.2%	47,420.1	2,222.8	4.7%
Total interest bearing deposits
Domestic
Peso-denominated	81,646.7	4,489.3	5.5%	77,073.8	4,648.1	6.0%	69,025.7	2,854.8	4.1%
Foreign currency-denominated	15,023.7	209.6	1.4%	10,863.3	160.1	1.5%	9,874.9	135.8	1.4%
Total domestic	96,670.5	4,698.9	4.9%	87,937.1	4,808.2	5.5%	78,900.7	2,990.6	3.8%
Foreign	38,606.4	1,149.9	3.0%	34,976.3	1,004.0	2.9%	30,079.0	841.7	2.8%
Total	135,276.9	5,848.8	4.3%	122,913.4	5,812.3	4.7%	108,979.7	3,832.2	3.5%
Interbank and overnight funds (3)
Domestic
Peso-denominated	5,189.1	246.9	4.8%	8,028.6	462.3	5.8%	8,001.4	332.3	4.2%
Foreign currency-denominated	781.4	30.1	3.8%	459.7	102.2	22.2%	414.2	1.5	0.4%
Total domestic	5,970.5	277.0	4.6%	8,488.3	564.6	6.7%	8,415.6	333.8	4.0%
Foreign	780.8	10.4	1.3%	195.4	5.6	2.9%	153.3	6.8	4.5%
Total	6,751.3	287.4	4.3%	8,683.6	570.2	6.6%	8,568.8	340.6	4.0%
Borrowings from banks and other
Domestic
Peso-denominated	4,991.6	386.8	7.7%	4,558.2	190.8	4.2%	3,457.2	77.3	2.2%
Foreign currency-denominated	5,611.5	88.3	1.6%	4,054.3	62.7	1.5%	3,663.0	49.2	1.3%
Total domestic	10,603.1	475.1	4.5%	8,612.5	253.6	2.9%	7,120.2	126.4	1.8%
Foreign	10,313.6	454.2	4.4%	11,138.7	478.2	4.3%	10,522.7	411.1	3.9%
Total	20,916.7	929.3	4.4%	19,751.2	731.7	3.7%	17,642.9	537.5	3.0%
Long-term debt
Domestic
Peso-denominated	7,941.5	624.2	7.9%	6,934.8	683.4	9.9%	7,001.6	592.7	8.5%
Foreign currency-denominated	8,716.3	454.8	5.2%	8,983.5	514.7	5.7%	7,383.1	375.6	5.1%
Total domestic	16,657.8	1,079.0	6.5%	15,918.4	1,198.1	7.5%	14,384.8	968.3	6.7%

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities and equity for the years ended December 31,
	2017			2016			2015
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Foreign	1,260.6	83.2	6.6%	1,192.2	80.1	6.7%	1,055.0	72.8	6.9%
Total	17,918.4	1,162.2	6.5%	17,110.6	1,278.3	7.5%	15,439.7	1,041.1	6.7%
Total interest-bearing liabilities
Domestic
Peso-denominated	99,768.9	5,747.2	5.8%	96,595.4	5,984.7	6.2%	87,485.9	3,857.0	4.4%
Foreign currency-denominated	30,132.9	782.8	2.6%	24,360.8	839.8	3.4%	21,335.3	562.0	2.6%
Total domestic	129,901.8	6,530.0	5.0%	120,956.2	6,824.5	5.6%	108,821.2	4,419.1	4.1%
Foreign	50,961.5	1,697.7	3.3%	47,502.6	1,567.9	3.3%	41,810.0	1,332.4	3.2%
Total interest-bearing liabilities	180,863.3	8,227.7	4.5%	168,458.8	8,392.4	5.0%	150,631.2	5,751.5	3.8%
Total non-interest-bearing liabilities and equity	48,451.9	-	-	49,036.9	–	–	47,552.9	–	–
Total liabilities and equity	229,315.3	8,227.7	3.6%	217,495.7	8,392.4	3.9%	198.184.1	5,751.5	2.9%

(1)	Includes a not material amount of interest earned on loans rated “C,” “D” and “E.” See “Item 11. Quantitative and Qualitative disclosure about risk—Credit Classification and Provisioning.”
(2)	Includes loans and leases and interbank and overnight funds
(3)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Changes in net interest income and expenses – volume and rate analysis

The following tables allocate by currency of denomination, the changes in our net interest income between the changes in average volume and changes in nominal rates for the year ended December 31, 2017 compared to the year ended December 31, 2016 and the year ended December 31, 2016 compared to the year ended December 31, 2015. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. You should read the following tables and the footnotes thereto in conjunction to our observations noted in “—Average statement of financial position”.

	2017 - 2016 Increase (decrease) due to changes in			2016 - 2015 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)

Interest-earning assets:
Fixed Income Investments
Domestic
Peso-Denominated	(82.1)	(72.3)	(154.4)	(55.9)	(64.1)	(120.0)
Foreign currency-denominated	18.5	76.5	95.0	8.0	(52.9)	(44.9)
Total domestic	(63.6)	4.2	(59.4)	(47.9)	(117.0)	(164.9)
Foreign	20.1	(0.2)	19.8	11.0	(36.1)	(25.1)
Total	(43.5)	3.9	(39.6)	(36.9)	(153.2)	(190.0)
Interbank loans and overnight funds
Domestic
Peso-Denominated	63.4	(59.8)	3.6	21.8	(39.0)	(17.2)
Foreign currency-denominated	30.7	53.2	83.9	(4.3)	13.9	9.7

	2017 - 2016 Increase (decrease) due to changes in			2016 - 2015 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)

Total domestic	94.1	(6.7)	87.4	17.5	(25.1)	(7.6)
Foreign	18.8	(4.4)	14.4	21.4	(19.4)	2.0
Total	112.9	(11.1)	101.8	38.9	(44.4)	(5.6)
Loans and leases(1)
Domestic
Peso-Denominated	710.6	71.3	781.9	1,241.3	1,551.7	2,792.9
Foreign currency-denominated	50.6	73.3	124.0	(38.4)	103.6	65.2
Total domestic	761.2	144.6	905.9	1,202.8	1,655.3	2,858.1
Foreign	372.1	(145.3)	226.8	722.4	86.5	808.9
Total	1,133.3	(0.7)	1,132.7	1,925.2	1,741.8	3,667.0
Total interest-earnings assets
Domestic
Peso-Denominated	691.9	(60.9)	631.1	1,207.1	1,448.6	2,655.7
Foreign currency-denominated	99.8	203.0	302.8	(34.7)	64.6	29.9
Total domestic	791.7	142.1	933.9	1,172.4	1,513.2	2,685.6
Foreign	410.9	(149.9)	260.9	754.8	31.0	785.8
Total interest-earnings assets	1,202.6	(7.8)	1,194.8	1,927.2	1,544.2	3,471.4
Interest-bearing liabilities
Checking accounts
Domestic
Peso-Denominated	(20.5)	7.4	(13.2)	41.1	10.1	51.2
Foreign currency-denominated	49.7	5.4	55.4	(1.9)	6.5	4.6
Total domestic	29.5	12.7	42.2	39.1	16.6	55.8
Foreign	2.9	5.3	8.2	14.9	5.0	19.9
Total	32.4	18.0	50.4	54.0	21.7	75.7
Saving accounts
Domestic
Peso-Denominated	48.2	(207.5)	(159.3)	88.3	606.3	694.6
Foreign currency-denominated	0.2	(1.9)	(1.7)	1.5	(1.0)	0.4
Total domestic	48.4	(209.4)	(161.0)	89.8	605.3	695.1
Foreign	7.9	(7.8)	0.1	14.4	4.1	18.6
Total	56.3	(217.2)	(160.9)	104.2	609.4	713.7
Time deposits
Domestic
Peso-Denominated	294.9	(281.2)	13.6	403.3	644.2	1,047.5
Foreign currency-denominated	(1.4)	(2.9)	(4.3)	16.2	3.1	19.3
Total domestic	293.5	(284.1)	9.3	419.5	647.2	1,066.8
Foreign	134.6	3.0	137.6	103.3	20.6	123.9
Total	428.1	(281.1)	146.9	522.8	667.8	1,190.7
Interbank and overnight funds
Domestic
Peso-Denominated	(135.1)	(80.4)	(215.5)	1.6	128.5	130.1
Foreign currency-denominated	12.4	(84.6)	(72.2)	10.1	90.6	100.7
Total domestic	(122.7)	(165.0)	(287.7)	11.7	219.1	230.8
Foreign	7.8	(3.0)	4.8	1.2	(2.4)	(1.2)
Total	(114.9)	(168.0)	(282.9)	12.9	216.7	229.6
Borrowings from banks and other
Domestic
Peso-Denominated	33.6	162.4	196.0	46.1	67.5	113.6

	2017 - 2016 Increase (decrease) due to changes in			2016 - 2015 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)

Foreign currency-denominated	24.5	1.1	25.6	6.1	7.5	13.6
Total domestic	58.1	163.5	221.6	52.1	75.0	127.1
Foreign	(36.3)	12.4	(23.9)	26.4	40.6	67.0
Total	21.8	175.9	197.7	78.6	115.6	194.2
Long-term debt
Domestic
Peso-Denominated	79.1	(138.3)	(59.2)	(6.6)	97.3	90.7
Foreign currency-denominated	(13.9)	(45.9)	(59.9)	91.7	47.5	139.2
Total domestic	65.2	(184.2)	(119.1)	85.1	144.7	229.8
Foreign	4.5	(1.5)	3.1	9.2	(1.9)	7.3
Total	69.7	(185.7)	(116.0)	94.3	142.8	237.1
Total interest-bearing liabilities
Domestic
Peso-Denominated	300.2	(537.7)	(237.6)	564.4	1,563.3	2,127.6
Foreign currency-denominated	71.8	(128.8)	(57.1)	104.3	173.5	277.8
Total domestic	372.0	(666.7)	(294.7)	668.7	1,736.8	2,405.4
Foreign	121.4	8.5	129.9	187.9	47.6	235.5
Total interest-bearing liabilities	493.4	(658.2)	(164.8)	856.6	1,784.4	2,640.9

(1)	Includes a not material amount of interest earned on loans rated “C,” “D” and “E.” See “Item 11. Quantitative and Qualitative disclosure about risk—Credit Classification and Provisioning.”

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the years ended December 31, 2017, 2016 and 2015.

	For the year ended December 31,
	2017	2016	2015
	(in Ps billions, except percentages)
Interbank loans and overnight funds
Domestic
Peso-denominated	1,860.9	863.0	699.2
Foreign currency-denominated	1,495.1	1,053.5	1,278.9
Total Domestic	3,356.0	1,916.5	1,978.0
Foreign	2,059.6	1,473.3	862.2
Total	5,415.6	3,389.8	2,840.2
Loans and leases(1)
Domestic
Peso-denominated	100,125.4	94,381.4	84,286.8
Foreign currency-denominated	10,288.3	9,237.1	10,193.3
Total Domestic	110,413.7	103,618.5	94,480.2
Foreign	44,064.1	40,597.6	34,084.3
Total	154,477.8	144,216.1	128,564.4
Fixed Income Investments
Domestic
Peso-denominated	10,906.8	12,830.2	13,987.2
Foreign currency-denominated	3,758.9	3,372.2	3,054.5
Total Domestic	14,665.7	16,202.4	17,041.7

	For the year ended December 31,
	2017	2016	2015
	(in Ps billions, except percentages)
Foreign	5,225.1	4,690.4	4,396.6
Total	19,890.8	20,892.9	21,438.3
Total average interest-earning assets
Domestic
Peso-denominated	112,893.1	108,074.6	98,973.2
Foreign currency-denominated	15,542.3	13,662.9	14,526.7
Total Domestic	128,435.5	121,737.5	113,499.9
Foreign	51,348.8	46,761.3	39,343.0
Total	179,784.2	168,498.8	152,842.9
Gross interest earned
Domestic
Peso-denominated	12,971.3	12,340.2	9,684.6
Foreign currency-denominated	779.3	476.5	446.6
Total Domestic	13,750.6	12,816.7	10,131.1
Foreign	4,991.2	4,730.3	3,944.5
Total	18,741.8	17,547.0	14,075.6
Net interest income(2)
Domestic
Peso-denominated	7,224.2	6,355.5	5,827.5
Foreign currency-denominated	(3.4)	(363.3)	(115.5)
Total Domestic	7,220.8	5,992.2	5,712.0
Foreign	3,293.4	3,162.4	2,612.1
Total	10,514.2	9,154.6	8,324.1
Average yield on interest-earning assets
Domestic
Peso-denominated	11.5%	11.4%	9.8%
Foreign currency-denominated	5.0%	3.5%	3.1%
Total Domestic	10.7%	10.5%	8.9%
Foreign	9.7%	10.1%	10.0%
Total	10.4%	10.4%	9.2%
Net interest margin(3)
Domestic
Peso-denominated	6.4%	5.9%	5.9%
Foreign currency-denominated	(0.0)%	(2.7)%	(0.8)%
Total Domestic	5.6%	4.9%	5.0%
Foreign	6.4%	6.8%	6.6%
Total	5.8%	5.4%	5.4%
Interest spread on loans and leases(4)
Domestic
Peso-denominated	6.9%	6.3%	6.3%
Foreign currency-denominated	3.4%	2.5%	1.6%
Total Domestic	6.8%	6.1%	5.9%
Foreign	7.8%	8.2%	8.0%
Total	7.1%	6.7%	6.4%
Interest spread on total interest-earning assets(5)
Domestic
Peso-denominated	5.7%	6.2%	5.4%
Foreign currency-denominated	2.4%	(0.0)%	0.4%
Total Domestic	5.7%	4.9%	4.9%
Foreign	6.4%	6.8%	6.8%
Total	5.9%	5.4%	5.4%

(1)	Includes a not material amount of interest earned on loans rated “C,” “D” and “E” for each year presented.

(2)	Net interest income is calculated as interest income less interest paid and includes accrued interest, on interbank and overnight funds.

(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, determined based on monthly ending balances during the applicable period.

(4)	Interest spread on loans and leases is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing deposits.

(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

We acquire and hold fixed income debt and equity securities for liquidity and other strategic purposes, or when required by law. In recent years, credit institutions, including our banking subsidiaries, have been required to hold certain debt securities issued by the Colombian government or government-related entities. Central Bank regulations require credit institutions to make investments in agricultural development bonds (Títulos de Desarrollo Agropecuario), or “TDAs,” issued by the Agricultural Sector Financing Fund (Fondo para el Financiamiento del Sector Agropecuario), or “Finagro.” Finagro is a development bank affiliated with the Ministry of Agriculture and finances the production and marketing activities of the agricultural and livestock sector. These securities yield below-market interest rates. The amount of these mandatory investments is calculated as a percentage of short-term deposits. Additionally, our banking subsidiaries still maintain mandatory investments in reduction bonds (Títulos de Reducción de Deuda) issued by the Republic of Colombia. Under government discretion, authorities may extend the scope of current regulations or require additional disbursements on current or new mandatory investments. See “—Mandatory investments.”

The following table presents the book value of our investments in debt and equity securities, net of allowance for investment securities losses, at the dates indicated.

	At December 31,
	2017	2016	2015
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Republic of Colombia (1)	9,122.6	10,171.7	12,205.6
Securities issued or secured by other Colombian government entities	2,979.6	2,601.9	2,369.6
Securities issued or secured by other financial entities(2)	1,106.1	917.6	610.2
Other securities(3)	77.8	118.7	158.9
Total peso-denominated	13,286.1	13,809.9	15,344.3
Foreign currency-denominated
Securities issued or secured by the Republic of Colombia(1)	1,594.0	1,390.7	1,347.3
Securities issued or secured by foreign Central Banks	1,391.0	613.5	807.2
Securities issued or secured by other Colombian government entities	592.4	578.6	513.9
Securities issued by foreign governments	2,224.2	2,195.6	2,080.1
Securities issued or secured by other financial entities(2)	3,681.9	3,201.4	3,546.2
Other securities(3)	570.1	787.4	805.5
Total foreign currency-denominated	10,053.6	8,767.2	9,100.2
Total debt securities, net	23,339.7	22,577.1	24,444.6
Equity securities, net	2,973.2	2,477.4	2,218.8
Total investment securities, net	26,312.9	25,054.5	26,663.4

(1)	Includes Colombian government-issued treasuries (Títulos de Tesorería), or “TES.”

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At December 31, 2017, 2016 and 2015, we held securities issued by foreign governments and in the principal amounts, as follows.

At December 31,	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)

2017
	Chile	24.9	8,355
	Costa Rica	1,018.70	341,400
	El Salvador	76.7	25,698
	Guatemala	56.8	19,037
	Honduras	372.3	124,744
	Nicaragua	0.6	184
	Panamá	617.1	206,812
	United States of America	57.1	19,143
	Total 2017	2,224.2	745,373

2016
	Argentina	3.2	1,088
	Costa Rica	951.8	318,971
	El Salvador	85.6	28,695
	Guatemala	195.9	65,642
	Mexico	9.1	3,058
	Nicaragua	0.9	289
	Honduras	394.2	132,099
	Panamá	530.1	177,632
	United States of America	24.8	8,314
	Total 2016	2,195.6	735,788

2015
	Brazil	6.3	2,121
	Costa Rica	846.8	283,775
	El Salvador	134.9	45,204
	Guatemala	106.3	35,638
	Mexico	31.9	10,699
	Nicaragua	1.5	507
	Honduras	421.7	141,307
	Panamá	496.5	166,399
	United States of America	34.2	11,427
	Total 2015	2,080.1	697,077

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at December 31, 2017 issued by governments or government entities.

	At December 31, 2017
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	1,073.9	4.59%	5,611.6	5.34%	2,217.2	6.19%	219.9	6.64%	9,122.6	5.49%
Securities issued or secured by Colombian government entities	2,860.6	2.55%	55.5	6.96%	63.5	7.64%	-	0.00%	2,976.6	2.74%
Securities issued or secured by other financial entities	411.3	5.66%	608.2	6.72%	86.6	7.65%	-	0.00%	1,106.1	6.40%
Other securities	0.4	14.46%	27.5	6.80%	49.3	5.35%	0.6	29.25%	77.8	6.07%
Total peso-denominated	4,346.2	3.35%	6,302.8	5.50%	2,416.6	6.26%	220.5	6.70%	13,286.1	4.95%

Foreign currency-denominated
Securities issued or secured by the Colombian government	-	0.00%	1,412.5	2.62%	181.5	3.78%	-	0.00%	1,594.0	2.76%
Securities issued or secured by foreign Central Banks	1,037.3	3.51%	353.7	6.09%	-	0.00%	-	0.00%	1,391.0	4.16%
Securities issued or secured by Colombian government entities	6.1	5.13%	389.9	4.26%	196.4	3.81%	-	0.00%	592.4	4.12%
Securities issued by foreign governments	642.5	3.74%	1,526.5	5.41%	55.2	4.89%	-	0.00%	2,224.2	4.91%
Securities issued or secured by other financial entities	1,389.4	2.69%	2,262.2	2.75%	30.3	3.99%	-	0.00%	3,681.9	2.73%
Other securities	51.8	1.96%	420.5	8.19%	81.7	4.25%	16.1	5.95%	570.1	6.99%
Total foreign currency-denominated	3,127.1	3.17%	6,365.3	4.00%	545.1	3.98%	16.1	5.95%	10,053.6	3.74%

Total debt securities, net	7,473.3	3.27%	12,668.1	4.74%	2,961.7	5.84%	236.6	6.65%	23,339.7	4.43%

Equity securities, net									2,973.2

Total investment securities, net									26,312.9

(1)	Yield was calculated using the internal rate of return, or “IRR,” at December 31, 2017.

At December 31, 2017, we had the following investments in securities of issuers that exceeded 10% of equity attributable to controlling shareholders of Grupo Aval.

	December 31, 2017
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian Central government	Ministry of Finance	9,821.7	9,821.7
Securities issued or secured by Colombian government entities	Finagro	2,837.8	2,867.6
Total		12,659.5	12,689.3

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit and mortgage loans for the periods indicated.

	At December 31,
	2017	2016	2015	2014
	(in Ps billions)
Domestic
Commercial
General purpose loans(1)	52,332.9	49,412.9	46,614.4	40,508.2
Loans funded by development banks	2,713.8	2,829.0	2,514.5	2,021.1
Working capital loans	7,883.5	9,593.8	10,269.9	9,388.7
Credit cards	382.6	385.5	395.8	395.4
Overdrafts	181.4	185.4	191.6	175.7
Leases	9,209.3	9,302.2	7,824.0	7,316.8
Interbank loans and overnight funds	4,739.9	1,896.3	2,557.9	1,230.4
Total commercial	77,443.4	73,605.1	70,368.2	61,036.2
Consumer
Credit cards	5,081.3	4,648.7	4,063.6	3,598.4
Personal loans	24,453.2	22,443.9	19,812.9	17,457.7
Automobile and vehicle loans	3,155.0	3,211.2	2,940.6	2,587.9
Overdrafts	34.2	33.3	38.0	44.2
Loans funded by development banks	-	–	0.1	0.1
General purpose loans	155.8	187.4	199.5	148.7
Working capital loans	-	–	0.1	-
Leases	32.1	40.0	36.8	30.9
Total consumer	32,911.6	30,564.5	27,091.6	23,867.8
Mortgages
Mortgages	5,675.6	4,823.8	3,995.5	3,015.0
Leases	1,047.8	902.1	762.9	625.5
Total mortgages	6,723.4	5,725.9	4,758.4	3,640.6
Microcredit	409.7	399.4	399.3	372.3
Total domestic	117,488.1	110,295.0	102,617.4	88,916.9
Foreign
Commercial
General purpose loans(1)	11,664.6	10,961.1	11,114.1	6,798.8
Working capital loans	6,840.0	5,930.6	5,512.3	4,259.0
Overdrafts	258.6	323.1	334.0	226.2
Leases	683.1	655.9	642.5	432.0
Interbank loans and overnight funds	2,539.2	1,673.3	1,527.1	777.1
Total commercial	21,985.5	19,544.1	19,130.0	12,493.1

	At December 31,
	2017	2016	2015	2014
	(in Ps billions)
Consumer
Credit cards	8,382.9	7,747.0	7,177.6	4,815.0
Personal loans	6,100.4	5,864.5	5,461.2	3,529.9
Automobile and vehicle loans	2,741.7	2,525.2	2,294.0	1,536.2
Overdrafts	51.7	51.2	52.5	37.0
Leases	194.7	175.6	153.6	93.0
Total consumer	17,471.4	16,363.5	15,139.0	10,011.1
Mortgages	9,427.9	8,957.6	8,659.7	6,137.5
Total foreign	48,884.7	44,865.2	42,928.6	28,641.7
Total portfolio	166,372.8	155,160.2	145,546.0	117,558.5
Allowance for loan portfolio	(5,618.5)	(4,261.4)	(3,718.3)	(3,157.8)
Total portfolio, net	160,754.3	150,898.7	141,827.7	114,400.7

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

We classify our loan portfolio into the categories set forth below. Leases are included as applicable in each category:

·	Commercial loans: Commercial loans are granted to companies or individuals to carry out economic activities.

·	Consumer loans: Consumer loans are granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services.

·	Microcredit loans: Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente), or “SMMLV,” without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the SMMLV.

·	Mortgages: Mortgages are loans granted to individuals for the purchase of new or used housing or to build a home. In Colombia these loans include loans that are denominated in UVR or Colombian pesos, are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of five to 30 years.

The following table presents the maturities of our loan portfolio at December 31, 2017.

	At December 31, 2017
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Domestic
Commercial
General purpose loans	22,116.4	23,434.5	6,782.0	52,332.9
Loans funded by development banks	677.6	1,357.4	660.8	2,713.8
Working capital loans	6,907.9	951.5	24.1	7,883.5
Credit cards	243.6	137.3	1.7	382.6
Overdrafts	181.4	-	-	181.4
Leases	2,033.0	4,461.3	2,715.0	9,209.3
Interbank loans and overnight funds	4,739.9	-	-	4,739.9
Total commercial	36,899.8	30,360.0	10,183.6	77,443.4

	At December 31, 2017
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Consumer
Credit cards	3,248.1	1,753.6	79.6	5,081.3
Personal loans	4,182.5	12,088.9	8,181.8	24,453.2
Automobile and vehicle loans	858.9	2,097.4	198.7	3,155.0
Overdrafts	34.2	-	-	34.2
General purpose loans	72.8	81.2	1.8	155.8
Leases	11.6	20.3	0.2	32.1
Total consumer	8,408.1	16,041.4	8,462.1	32,911.6
Mortgages
Mortgages	461.3	1,480.5	3,733.8	5,675.6
Leases	80.8	269.0	698.0	1,047.8
Total Mortgages	542.1	1,749.5	4,431.8	6,723.4
Microcredit	209.3	195.8	4.6	409.7
Total domestic portfolio	46,059.3	48,346.7	23,082.1	117,488.1
Foreign
Commercial
General purpose loans	1,558.0	3,871.8	6,234.8	11,664.6
Working capital loans	5,665.6	969.1	205.3	6,840.0
Overdrafts	258.6	-	-	258.6
Leases	33.3	540.0	109.8	683.1
Interbank loans and overnight funds	2,539.2	-	-	2,539.2
Total commercial	10,054.7	5,380.9	6,549.9	21,985.5
Consumer
Credit cards	7,536.9	579.7	239.3	8,382.9
Personal loans	197.4	1,934.3	3,968.7	6,100.4
Automobile and vehicle loans	31.0	1,421.2	1,289.5	2,741.7
Overdrafts	51.5	0.2	-	51.7
Leases	1.0	96.0	97.7	194.7
Total consumer	7,844.8	4,031.4	5,595.2	17,471.4
Mortgages	8.4	162.3	9,257.2	9,427.9
Total foreign portfolio	17,907.9	9,574.6	21,402.3	48,884.7
Total loan portfolio	63,967.2	57,921.3	44,484.4	166,372.8

The following table presents our loan portfolio due after one year and within one year or less at December 31, 2017, broken down between fixed and variable rates.

At December 31, 2017
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Peso-denominated	31,274.8
Foreign currency-denominated	9,971.6
Total	41,264.5
Fixed rate:
Peso-denominated	14,784.6
Foreign currency-denominated	7,936.3
Total	22,720.8
Total loans with maturity of one year or less	63,967.3

At December 31, 2017
(in Ps billions)
Loans with maturity of more than one year
Variable rate:
Peso-denominated	39,697.7
Foreign currency-denominated	29,246.9
Total	68,944.6
Fixed rate:
Peso-denominated	31,730.9
Foreign currency-denominated	1,729.9
Total	33,460.8
Total loans with maturity of more than one year	102,405.5
Total loan portfolio	166,372.8

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

	At December 31,
	2017	%	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
Agricultural	3,941.0	2.4	3,734.6	2.4	3,719.7	2.6	3,172.7	2.7
Mining products and oil	2,377.2	1.4	2,018.2	1.3	2,406.9	1.7	2,534.3	2.2
Food, beverage and tobacco	8,166.0	4.9	7,273.6	4.7	6,080.9	4.2	4,735.4	4.0
Chemical production	5,672.3	3.4	5,276.2	3.4	4,929.7	3.4	4,770.1	4.1
Other industrial and manufacturing products	4,469.4	2.7	4,576.2	2.9	4,311.3	3.0	3,751.1	3.2
Government	3,579.8	2.2	3,629.8	2.3	3,356.4	2.3	2,690.1	2.3
Construction	10,313.7	6.2	9,959.5	6.4	9,326.2	6.4	8,067.4	6.9
Trade and tourism	2,182.4	1.3	2,025.2	1.3	1,712.7	1.2	1,206.3	1.0
Transportation and communications	7,566.4	4.5	7,814.7	5.0	7,892.4	5.4	6,458.0	5.5
Public services	5,421.3	3.3	5,160.8	3.3	5,051.5	3.5	4,135.1	3.5
Consumer services(1)	70,947.9	42.6	66,157.9	42.6	60,374.9	41.5	47,133.0	40.1
Commercial services(2)	38,788.5	23.3	34,587.3	22.3	34,280.8	23.6	26,352.6	22.4
Other	2,947.0	1.8	2,946.0	1.9	2,102.6	1.4	2,552.4	2.2
Total loan portfolio	166,372.8	100.0	155,160.2	100.0	145,546.0	100.0	117,558.5	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.

(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect at the relevant dates.

	Loan portfolio by type of loan
	(in Ps billions)
	2017	2016	2015	2014
Domestic
Commercial loans	77,443.4	73,605.1	70,368.2	61,036.2
Commercial loans	72,703.5	71,708.8	67,810.2	59,805.9
Interbank loans and overnight funds	4,739,9	1,896.3	2,557.9	1,230.4
Consumer loans	32,911.6	30,564.5	27,091.6	23,867.8
Microcredit loans	409.7	399.4	399.3	372.3
Mortgages	6,723.4	5,725.9	4,758.4	3,640.6
Total domestic loan portfolio	117,488.1	110,295.0	102,617.4	88,916.9

	Loan portfolio by type of loan
	(in Ps billions)
	2017	2016	2015	2014
Allowance for loans and financial lease losses	(4,912.2)	(3,642.3)	(3,189.7)	(2,749.9)
Total domestic loan portfolio, net	112,575.9	106,652.7	99,427.7	86,167.0

	Loan portfolio by type of loan
	2017	2016	2015	2014
	(in Ps billions)
Foreign
Commercial loans	21,985.5	19,544.1	19,130.0	12,493.1
Commercial loans	19,446.3	17,870.7	17,602.9	11,716.0
Repo and interbank	2,539.2	1,673.3	1,527.1	777.1
Consumer loans	17,471.4	16,363.5	15,139.0	10,011.1
Mortgages	9,427.9	8,957.6	8,659.7	6,137.5
Total foreign loan portfolio	48,884.8	44,865.2	42,928.6	28,641.7
Allowance for loans and financial lease losses	(706.3)	(619.0)	(528.6)	(407.9)
Total foreign loan portfolio, net	48,178.5	44,246.0	42,400.0	28,233.8
Total loan portfolio, net	160,754.3	150,898.7	141,827.7	114,400.7

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

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following tables present the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
	2017	%	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
“A” Normal risk	152,434.7	91.6%	144,464.6	93.1%	136,445.6	93.7%	109,930.6	93.5%
“B” Acceptable risk, above normal	4,283.7	2.6%	3,939.0	2.5%	3,054.9	2.1%	2,941.6	2.5%
“C” Appreciable risk	4,695.5	2.8%	3,438.6	2.2%	3,393.2	2.3%	2,455.3	2.1%
“D” Significant risk	3,273.2	2.0%	2,177.0	1.4%	1,662.2	1.1%	1,414.6	1.2%
“E” Risk of non-recoverability	1,685.8	1.0%	1,141.0	0.7%	990.1	0.7%	816.5	0.7%
Total loan portfolio	166,372.8	100.0%	155,160.2	100.0%	145,546.0	100.0%	117,558.5	100.0%
Loan portfolio classified as “C,” “D” and ”E” as a percentage of total loan portfolio		5.8%		4.4%		4.2%		4.0%

Past due loans classified in Performing and Non-Performing Past Due loans

The following table presents our performing past due loans (from 31 days past due to 90 days past due) and our non-performing loans (more than 90 days past due).

	Past due loans
	2017	2016	2015	2014
	(in Ps billions)
Domestic > 31 and < 91 days past due loans
Commercial loans	309.9	258.5	346.2	303.6
Consumer loans	772.5	646.2	502.0	460.5
Microcredit loans	18.2	19.1	16.7	15.2
Mortgages	139.7	93.7	75.9	59.7
Total Domestic > 31 and < 91 days past due loans	1,240.4	1,017.5	940.9	839.0
Domestic > 91 days Past Due loans
Commercial loans	2,500.0	1,483.8	1,139.9	987.3
Consumer loans	1,095.4	790.8	636.6	585.1
Microcredit loans	43.6	37.4	28.6	31.3
Mortgages	190.7	144.1	119.0	102.1
Total Domestic >91 days Past Due loans	3,829.7	2,456.1	1,924.2	1,705.8
Total domestic Past due loans	5,070.1	3,473.6	2,865.1	2,544.8
Foreign > 31 and < 91 days
Performing Past Due loans
Commercial loans	35.2	49.3	44.8	97.8
Consumer loans	395.1	343.2	316.0	224.0
Mortgages	142.7	111.7	104.6	93.3
Total Foreign > 31 and < 91 days	573.0	504.2	465.4	415.1
Foreign > 91 days Past Due loans
Commercial loans	108.3	113.7	100.5	66.2
Consumer loans	301.1	285.0	228.0	153.1
Mortgages	143.0	107.2	101.7	86.0
Total Foreign > 91 days Past Due loans	552.3	505.9	430.2	305.2
Total foreign Past due loans > 31 days	1,125.3	1,010.1	895.6	720.3
Total Past Due loans > 31 days	6,195.3	4,483.7	3,760.6	3,265.0

Past due loans classification Secured and Unsecured

The following table presents information with respect to our secured and unsecured loan portfolios 31 days past due.

	At December 31,
	2017	%	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	751.4	0.5	725.6	0.5	386.2	0.3	459.2	0.4
Consumer	401.4	0.2	483.9	0.3	196.4	0.1	158.6	0.1
Microcredit	16.3	-	18.4	-	9.9	-	8.5	-
Mortgages	485.3	0.3	337.4	0.2	287.9	0.2	244.1	0.2
Total 31 to 360 days	1,654.4	1.0	1,565.3	1.0	880.4	0.6	870.4	0.8
Total past due more than 360 days	654.5	0.4	705.5	0.5	329.1	0.2	264.8	0.2
Total current	70,088.6	43.6	64,220.0	42.6	58,169.0	41.0	45,148.9	39.5
Total secured loan portfolio	72,397.5	45.0	66,490.9	44.1	59,378.5	41.9	46,284.1	40.5
Unsecured(1)
Past due 31 to 360 days
Commercial	1,055.0	0.7	266.2	0.2	537.1	0.4	438.4	0.4
Consumer	1,954.0	1.2	1,407.2	0.9	1,332.1	0.9	1,118.8	1.0
Microcredit	36.4	-	19.7	-	19.9	-	20.3	-
Total 31 to 360 days	3,045.4	1.9	1,693.1	1.1	1,889.1	1.3	1,577.5	1.4
Total past due more than 360 days	841.2	0.5	519.7	0.3	662.0	0.5	552.3	0.5
Total current	90,088.8	56.0	86,456.4	57.3	83,616.4	59.0	69,144.6	60.4
Total unsecured loan portfolio	93,975.4	58.5	88,669.3	58.8	86,167.5	60.8	71,274.5	62.3
Total loan portfolio, gross	166,372.9	103.5	155,160.2	102.8	145,546.0	102.6	117,558.5	102.8
Allowances	(5,618.5)	(3.5)	(4,261.4)	(2.8)	(3,718.3)	(2.6)	(3,157.8)	(2.8)
Total loan portfolio, net	160,754.4	100.0	150,898.7	100.0	141,827.7	100.0	114,400.7	100.0

(1)	Includes loans with personal guarantees.

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

	At and for the year ended December 31, 2017
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	2,674.6	231.2	171.1
Foreign	643.8	95.5	94.9
Total performing and non-performing troubled debt restructured loan portfolio	3,318.4	326.8	266.0

The following table presents a summary of our troubled debt restructured loan portfolio, classified into domestic and foreign loans.

	At December 31,
	2017	2016	2015	2014
	(in Ps billions)
Domestic	2,674.6	3,179.9	2,252.7	2,046.9
Foreign	643.8	526.7	480.7	378.3
Total performing and non-performing troubled debt restructured loan portfolio(1)	3,318.4	3,706.6	2,733.4	2,425.3

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Allowance for loan losses

We record allowance for loan losses in accordance with IFRS. For further information regarding the regulation and methodologies for the calculation of such allowances, see Note 11 to our audited consolidated financial statements.

The following table presents the changes in the allowance for loan and financial lease losses during the periods indicated.

	Year ended December 31,
	2017	2016	2015	2014
	(in Ps billions)
Domestic
Balance at beginning of period	3,642.3	3,189.7	2,749.9	2,472.5
Impairment loss on loans and accounts receivable	4,675.8	4,207.8	3,269.7	2,952.7
Charge-offs	(1,872.1)	(1,702.4)	(1,114.8)	(1,068.2)
Effect of difference in exchange rate	1.1	(1.1)	1.2	1.7
Reclassification –Securitization	-	–	–	6.9
Reversals of impairment losses on loans and accounts receivable	(1,534.9)	(2,051.7)	(1,716.3)	(1,615.7)
Balance at end of year (domestic)	4,912.2	3,642.3	3,189.7	2,749.9
Foreign
Balance at beginning of period	619.2	528.6	407.9	326.3
Impairment loss on loans and accounts receivable	921.1	776.7	517.7	316.0
Charge-offs	(811.5)	(652.5)	(521.6)	(308.5)
Effect of difference in exchange rate	2.1	(33.6)	124.6	74.0
Sale portfolio	(24.5)	-	-	-
Balance at end of year (foreign)	706.3	619.2	528.6	407.9
Balance at end of year total	5,618.5	4,261.4	3,718.3	3,157.8

Recoveries of charged-off loans are recorded on the statement of income of our bank subsidiaries under “recovery of charged-off assets” and are not included in impairment loss on loans and accounts receivable.

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At December 31,
	2017	2016	2015	2014
	(in Ps billions)
Domestic
Commercial	2,771.0	1,907.8	1,754.7	1,489.6
Consumer	1950.9	1,557.7	1,296.4	1,137.0
Microcredit	74.2	63.1	49.2	47.8
Mortgages	116.1	113.6	89.4	75.6
Total domestic	4,912.2	3,642.3	3,189.7	2,749.9
Foreign
Commercial	157.4	120.6	119.8	113.3
Consumer	511.0	468.6	385.4	270.1
Mortgages	37.8	30.0	23.4	24.5
Total foreign	706.3	619.2	528.6	407.9
Total allowance for loan losses	5,618.5	4,261.4	3,718.3	3,157.8

The following table presents the allocation of our allowance for loan losses by type of loan.

	At December 31,
	2017	%	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	2,170.4	38.6	1,388.3	32.6	1,199.5	32.3	1,054.3	33.4
Loans funded by development banks	60.3	1.1	53.3	1.3	72.6	2.0	60.1	1.9
Working capital loans	214.3	3.8	207.0	4.9	234.4	6.3	170.6	5.4
Credit cards	52.2	0.9	38.3	0.9	40.2	1.1	31.1	1.0
Overdrafts	11.3	0.2	11.2	0.3	14.4	0.4	15.2	0.5
Leases	262.5	4.7	209.7	4.9	193.7	5.2	158.3	5.0
Total commercial	2,771.0	49.3	1,907.8	44.8	1,754.7	47.2	1,489.6	47.2
Consumer
Credit cards	444.7	7.9	351.4	8.2	297.8	8.0	256.9	8.1
Personal loans	1,266.4	22.5	1,025.7	24.1	855.8	23.0	764.1	24.2
Automobile and vehicle loans	220.8	3.9	165.6	3.9	126.4	3.4	99.1	3.1
Overdrafts	5.4	0.1	3.5	0.1	5.5	0.1	6.1	0.2
Loans funded by development banks	-	-	-	-	-	-	-	-
General purpose loans	9.7	0.2	8.8	0.2	8.5	0.2	8.2	0.3
Leases	3.9	0.1	2.6	0.1	2.3	0.1	2.5	0.1
Total consumer	1,950.9	34.7	1,557.7	36.6	1,296.4	34.9	1,137.0	36.0
Mortgages
Mortgages	93.1	1.7	94.1	2.2	70.6	1.9	61.6	2.0
Leases	23.1	0.4	19.5	0.5	18.8	0.5	13.9	0.4
Total mortgages	116.1	2.1	113.6	2.7	89.4	2.4	75.6	2.4
Microcredits	74.2	1.3	63.1	1.5	49.2	1.3	47.8	1.5
Total domestic	4,912.2	87.4	3,642.3	85.5	3,189.7	85.8	2,749.9	87.1
Foreign
Commercial
General purpose loans	115.9	2.1	87.6	2.1	86.0	2.3	85.5	2.7
Working capital loans	30.8	0.5	27.0	0.6	25.9	0.7	20.9	0.7
Overdrafts	4.1	0.1	2.3	0.1	4.0	0.1	4.5	0.1
Leases	6.6	0.1	3.7	0.1	3.8	0.1	2.4	0.1
Total commercial	157.4	2.8	120.6	2.8	119.8	3.2	113.3	3.6
Consumer
Credit cards	354.4	6.3	315.9	7.4	262.5	7.1	207.4	6.6
Personal loans	137.1	2.4	136.8	3.2	110.8	3.0	52.1	1.6
Automobile and vehicle loans	12.8	0.2	8.5	0.2	7.5	0.2	6.0	0.2
Overdrafts	5.5	0.1	6.5	0.2	4.1	0.1	4.3	0.1
Leases	1.2	-	0.8	-	0.5	-	0.4	-
Total consumer	511.0	9.1	468.6	11.0	385.4	10.4	270.1	8.6
Mortgages	37.8	0.7	30.0	0.7	23.4	0.6	24.5	0.8
Total foreign	706.3	12.6	619.2	14.5	528.6	14.2	407.9	12.9
Total allowance for loan and lease losses	5,618.5	100.0	4,261.4	100.0	3.718.3	100.0	3,157.8	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the years indicated.

	2017	2016	2015	2014
	(in Ps billions)
Domestic
Commercial
General purpose loans	238.9	358.6	97.1	147.1
Loans funded by development banks	11.5	25.8	8.8	8.9
Working capital loans	78.0	47.1	23.6	28.4
Credit cards	23.3	34.7	14.4	9.3
Overdrafts	3.4	6.1	3.0	3.8
Leases	44.0	52.1	82.2	14.4
Total commercial	399.1	524.5	229.1	211.9
Consumer
Credit cards	419.1	310.5	247.4	214.4

102

	2017	2016	2015	2014
	(in Ps billions)
Personal loans	904.2	753.0	280.2	287.3
Automobile and vehicle loans	76.9	61.0	48.3	54.5
Overdrafts	2.2	6.3	4.0	4.9
Loans funded by development banks	-	-	-	-
General purpose loans	11.6	9.3	269.8	260.3
Leases	0.4	0.8	0.6	0.4
Total consumer	1,414.4	1,140.9	850.3	821.7
Mortgages
Mortgages	15.2	0.6	0.4	0.5
Leases	0.7	0.3	1.9	3.6
Total mortgages	15.8	0.9	2.3	4.1
Microcredits	42.8	36.2	33.1	30.5
Total domestic	1,872.1	1,702.4	1,114.8	1,068.2
Foreign
Commercial
General purpose loans	29.6	17.2	32.7	15.6
Working capital loans	17.4	9.3	16.2	4.6
Overdrafts	0.3	1.2	2.8	2.0
Leases	0.6	-	-	0.2
Total commercial	47.8	27.7	51.7	22.4
Consumer
Credit cards	498.5	402.2	366.4	224.4
Personal loans	221.3	189.2	68.3	32.8
Automobile and vehicle loans	15.9	11.9	7.4	5.6
Overdrafts	14.9	13.7	12.9	7.6
Leases	1.2	0.4	1.2	0.3
Total consumer	751.8	617.4	456.2	270.9
Mortgages	12.0	7.5	13.7	15.2
Total foreign	811.5	652.5	521.6	308.5
Total charge-offs	2,683.6	2,355.0	1.636.4	1,376.7

The ratio of charge-offs to average outstanding loans for the periods indicated were as follows.

	Year ended December 31,
	2017	2016	2015
	(in percentages)
Ratio of charge-offs to average outstanding loans	1.7%	1.6%	1.3%

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

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments at December 31, 2017, 2016 and 2015. See “—Loan portfolio” above for a description of cross-border outstanding by type of foreign borrower.

	At December 31,
	2017	2016	2015
	(in Ps billions)
Loans
Commercial
Costa Rica	4,068.9	3,663.7	3,548.3
El Salvador	1,609.0	1,389.2	1,270.6
Guatemala	4,640.9	4,341.6	4,360.3
Honduras	2,540.9	2,230.6	2,237.9
Nicaragua	2,220.3	2,145.9	2,016.2
Panamá	6,905.5	4,099.8	4,169.7
Total Commercial	21,985.5	17,870.8	17,603.0
Consumer
Costa Rica	2,138.8	2,193.0	2,222.6
El Salvador	1,252.6	1,109.8	937.1
Guatemala	965.8	846.4	658.2
Honduras	554.9	495.1	454.7
Nicaragua	886.8	846.3	773.1
Panamá	3,289.4	3,125.8	2,915.5
Total Consumer	9,088.3	8,616.4	7,961.2
Mortgages
Costa Rica	3,868.5	3,674.2	3,531.1
El Salvador	897.4	873.9	894.7
Guatemala	1,365.2	1,232.2	1,163.5
Honduras	740.1	721.0	732.6
Nicaragua	403.2	390.0	378.2
Panamá	2,153.5	2,066.4	1,959.5
Total Mortgages	9,427.9	8,957.7	8,659.6
Credit Cards
Costa Rica	2,903.2	2,370.8	1,954.5
El Salvador	1,015.3	967.6	938.4
Guatemala	1,299.0	1,233.6	1,327.8
Honduras	1,181.5	1,102.2	1,047.2
Nicaragua	420.2	390.9	370.6
Panamá	1,563.8	1,526.0	1,377.0
Mexico	-	155.8	162.1
Total Credit Cards	8,383.0	7,746.9	7,177.6
Total per country
Costa Rica	12,979.4	11,901.7	11,256.5
El Salvador	4,774.3	4,340.5	4,040.8
Guatemala	8,270.9	7,653.8	7,509.8
Honduras	5,017.4	4,548.9	4,472.4
Nicaragua	3,930.5	3,773.1	3,538.1

	At December 31,
	2017	2016	2015
	(in Ps billions)
Panamá	13,912.2	10,818.0	10,421.7
Mexico	-	155.8	162.1
Total loans	48.884.8	43,191.8	41,401.5
Investments
Argentina	-	3.2	-
Brazil	698.6	1,149.1	1,263.3
Canada	-	-	1.7
Chile	223.6	291.6	272.3
Costa Rica	1,401.8	1,143.3	1,073.2
El Salvador	79.8	86.0	153.6
France	-	-	9.3
Germany	-	-	9.6
Guatemala	964.2	624.1	707.4
Honduras	531.2	425.1	497.3
Ireland	-	-	-
Mexico	24.7	46.2	85.7
Netherlands	31.8	19.2	16.7
Nicaragua	148.8	122.8	129.1
Panama	1,052.7	666.0	871.9
Peru	331.9	283.8	316.0
Puerto Rico	23.8	-	-
Spain	-	-	-
Switzerland	16.6	17.2	18.6
United Kingdom	-	31.1	46.4
United States of America	1,801.9	1,084.5	925.3
BAC San José Liquid Fund (BAC San José Fondo Líquido – Riesgo País Mixto)	15.5	38.2	16.8
Inversiones Bursatiles Credom. Riesgo País Mixto	-	-	2.2
Multilateral – Bladex (Foreign Trade Bank of Latin America)	73.1	88.6	130.9
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	31.8	3.1	12.9
Multilateral – Central American Bank for Economic Integration	-	4.4	0.3
Total investments	7,451.8	6,127.5	6,560.5

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at December 31, 2017, 2016 and 2015.

	At December 31,
	2017	2016	2015
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	7,874.3	10,021.2	4,237.2
Time deposits	42,636.9	40,637.8	35,490.2
Savings deposits	47,254.0	42,792.4	42,684.9
Total	97,765.2	93,451.4	82,412.3
Non-interest-bearing deposits:
Checking accounts	12,502.2	10,382.7	14,271.7
Other deposits(1)	219.4	159.5	245.9
Total	12,721.6	10,542.2	14,517.6
Total domestic deposits	110,486.8	103,993.6	96,929.9

	At December 31,
	2017	2016	2015
	(in Ps billions)
Foreign
Interest-bearing customer deposits:
Checking accounts	12,722.2	11,822.4	12,002.2
Time deposits	19,979.3	17,368.3	16,287.1
Savings deposits	8,524.7	7,781.5	7,613.2
Total	41,226.2	36,972.3	35,902.5
Non-interest-bearing customer deposits:
Checking accounts	3,667.3	2,751.9	2,919.7
Other deposits(1)	382.3	169.3	202.6
Total	4,049.6	2,921.1	3,122.3
Total foreign customer deposits	44,398.4	39,893.4	39,024.7
Total customer deposits	154,885.2	143,887.1	135,954.6

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following table presents time deposits, by amount and maturity at December 31, 2017.

	At December 31, 2017
	Peso- denominated	Foreign currency- denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	6,543.8	5,017.5	11,561.3
From 3 to 6 months	2,346.5	1,256.2	3,602.7
From 6 to 12 months	6,779.9	1,501.5	8,281.4
More than 12 months	13,703.4	443.3	14,146.7
Time deposits less than U.S.$100,000(1)	4,844.2	200.5	5,044.7
Total domestic	34,217.8	8,419.0	42,636.8

Foreign		19,979.3	19,979.3
Total	34,217.8	28,398.3	62,616.1

(1)	U.S.$100,000 is the equivalent of Ps 298,400,000 (translated at the representative market rate of Ps 2,984.00 to U.S.$1.00 at December 31, 2017).

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At December 31,
	2017	2016	2015
	(in percentages)
ROAA: Return on average assets(1)	1.4	1.6	1.7
ROAE: Return on average equity attributable to controlling interest(2)	12.6	14.3	14.6
Average equity attributable to controlling interest as a percentage of average total assets	6.8	6.9	7.1
Period-end equity as a percentage of period-end total assets	10.9	11.0	10.6
Dividend payout ratio(3)	54.5	91.8	64.2

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	Until 2016, Grupo Aval declared dividends semi-annually in March (from the net income generated in the six-month period between July 1 and December 31 of the previous year) and in September (from the net income generated in the six-month period between January 1 and June 30 of the ongoing year) of each year. Beginning in March 2017, the Company started declaring dividends on an annual basis (for the twelve-month period between January 1 and December 31 of the previous year). We do not declare dividends on a quarterly basis.

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At December 31,
	2017		2016		2015
	Amount	Nominal weighted average rate	Amount	Nominal weighted average rate	Amount	Nominal weighted average rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	4,970.4	–	6,315.7	–	9,474.9	–
Average during period	6,751.3	4.3%	8,683.6	6.6%	8,568.8	4.0%
Maximum amount of borrowing at any month-end(1)	8,823.3	–	9,656.7	–	9,474.9	–
Interest paid during the period	287.4	–	570.2	–	340.6	–

(1)	As of December 2017, 2016 and 2015, accordingly.

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

Central Bank

The Colombian Central Bank exercises the customary functions of a central bank, including price stabilization, legal currency issuance, regulation of currency circulation, credit and exchange rate monitoring and administration of international reserves. Its Board of Directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction and execution of the Colombian Central Bank duties. The Colombian Central Bank also acts as a lender of last resort to financial institutions.

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

Ministry of Finance

The Ministry of Finance designs, coordinates, regulates and executes economic policy, seeking to create an optimal administration of public finances for the economic and social development of the country. The Ministry of Finance regulates all aspects of finance, securities and insurance activities, pursuant to powers conferred by the Colombian Constitution. As part of its duties, the Ministry of Finance issues decrees mainly related to financial, taxation, customs, public credit and budgetary matters that may affect banking transactions in Colombia. In particular, the Ministry of Finance is responsible for regulations relating to financial institutions’ capital adequacy, risk limitations, authorized transactions, disclosure of information and accounting.

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

As an issuer of securities traded on the Colombian Stock Exchange, Grupo Aval is subject to the control of the Superintendency of Finance. Additionally, Grupo Aval’s financial and stock brokerage subsidiaries located in Colombia (including banks, merchant banks, financing companies, trust companies, managers of pensions and severance payment funds, bonded warehouses and stock brokerage firms) are each subject to the regulatory supervision of the Superintendency of Finance. The level of supervision and regulation is different, though, taking into account that Grupo Aval is not a financial institution. Commencing in September 2018, we will be subject to the supervision and regulation of the Superintendency of Finance as a financial conglomerate holding company and will be required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation.”

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

Regulatory framework for Colombian Financial Conglomerates

On September 21, 2017, the Colombian Congress enacted Law 1870 to strengthen the regulation and supervision of the financial conglomerates, also known as Law of Financial Conglomerates (Ley de Conglomerados Financieros). This Law sets out the scope of supervision and regulation of financial conglomerates in Colombia with the purpose of ensuring the stability of the financial system and providing the Colombian government (Ministry of Finance) with regulatory powers to obtain complete and timely information that guarantees the transparency of the operations of the conglomerate and facilitates the exercise of consolidated supervision.

This law defines a financial conglomerate as a set of two of more local or foreign financial entities with a common controller requiring that at least one of these entities conduct financial activities in Colombia. Law 1870 also establishes the criteria for identifying the holding company of each financial conglomerate. Accordingly, any legal person or investment vehicle that exerts the first level of control or significant influence over the members of the financial conglomerate will be identified as the holding company. The Superintendency of Finance is in charge of identifying each financial conglomerate and its respective holding company

As a result of Law 1870 of 2017, the holding company has become responsible for complying with this Law through its members of its financial conglomerate and becomes subject to the inspection and surveillance of the Superintendency of Finance even if it does not conduct financial activities.

With respect to regulatory powers, this Law grants the Colombian government the authority to enact regulations regarding:

·	Rules of capital adequacy applicable to financial conglomerates,

·	Criteria pursuant to which the Superintendency of Finance will be allowed to exclude certain entities and investment companies from the scope of these regulations,

·	Criteria for determining whether certain entities must be identified as members of the financial conglomerate for the purpose of identifying, administering, monitoring and revealing conflicts of interest, and

·	Limits of exposure and concentration of risk applicable to the financial conglomerate.

The Law of Financial Conglomerates also provides the Superintendency of Finance with the authority to:

·	Instruct holding companies with respect to risk management, internal control, disclosure of information, conflicts of interest and corporate governance of the financial conglomerate,

·	Require changes in the organizational structure of the financial conglomerate when the existing structure does not allow adequate disclosure of information, a comprehensive and consolidated supervision and the identification of its beneficial owner,

·	Authorize the holding company to effect direct or indirect equity investments in financial entities, insurance companies and securities intermediaries,

·	Request information and conduct on-site visits, and

·	Cancel operating licenses of members of the financial conglomerate in cases where the controlling entity is domiciled in non-cooperative jurisdictions.

Financial conglomerates that have holding companies incorporated abroad may be exempted from the scope of these regulations if their holding company provides satisfactory evidence that the members of its financial conglomerate are subject to a regime of prudential regulation and comprehensive and consolidated supervision similar to the one established in Colombia. Otherwise, the Superintendency of Finance will have the power to request information that it deems appropriate to exercise a comprehensive and consolidated supervision of the member(s) of the financial conglomerate established in Colombia. If the Superintendency of Finance considers that the information received does not allow the proper exercise of its supervisory functions, it may revoke the operating license of the supervised entity(ies).

Law 1870 provided an estimated six-month period during which the Colombian government (Ministry of Finance) must enact certain regulatory decrees regarding the foregoing and this Law will become effective six months after the enactment of such decrees. Accordingly, the Law of Financial Conglomerates is expected to be in force and effective in September 2018. See “—D. Risk factors—Risks relating to our banking business.”

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

The EOSF defines the structure of the Colombian financial system and establishes various business entities, including (1) credit institutions (which are further categorized into banks, merchant banks, financing companies and finance cooperatives), (2) financial services entities, (3) capitalization corporations, (4) insurance companies and (5) insurance intermediaries.

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

The main role of banks, merchant banks and financing companies is to receive deposits. Banks place funds back into circulation by means of loans or any active credit operation; merchant banks place funds into circulation by means of active credit operations or investments, with the purpose of promoting the creation or expansion of enterprises; and financing companies place funds back into circulation by means of active credit operations, with the purpose of fostering the sale of consumer goods and services including leasing operations.

Each credit institution must be separately authorized by the Superintendency of Finance before it may develop and provide financial services. Furthermore, the activities of credit institutions are subject to limitations and restrictions, including limitations and restrictions relating to the extension of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, and the administration of third-party funds. One of the principal restrictions on financial activities is that banks may not acquire or hold products, merchandise, equity shares of corporations operating in non-financial activities, income bonds, or other similar securities, except: (1) when the bank has received those goods or securities as collateral for loans it has made or (2) with respect to shares, when they are issued by companies where banks are permitted to hold investments (mainly financial affiliates). Banks are also subject to other limitations, including limitations on lending activities.

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

To prepare for the implementation of the Basel III accords in Colombia, the Ministry of Finance, in consultation with the Superintendency of Finance, issued Decree 1771 of 2012 and Decree 2392 of 2015 (both amended Decree 2555 and are deemed part of it). Pursuant to these new decrees, new capital components were included within the assets to be recognized as Tier One Capital, Additional Tier One Capital and Tier Two Capital. Under Decree 2392 of 2015, credit institutions are permitted to issue debt instruments that comply with certain regulatory requirements in order to include their outstanding principal amount as a component of Tier One Capital or Tier Two Capital. These requirements include, among others, provisions of perpetuity and loss absorption mechanism for Tier One Capital and loss absorption mechanisms for Tier Two Capital and amortization provisions in both cases. In such a case, the outstanding principal amount eligible to be included as Tier Two Capital amortizes on a straight-line, annual basis, during the five years immediately prior to their final maturity. Additionally, Decree 2392 established a transitional rule to issue debt instruments as component of Tier Two Capital meeting the requirements referred to in the preceding paragraph with the exception of the loss absorption mechanism and a special amortization rule for those debt instruments issued from December 31, 2015 to December 31, 2017 (“Transitional Tier Two Capital Instruments”). The transitional rule provides that (i) 100% of the outstanding principal amount of the Transitional Tier Two Capital Instruments that are issued from December 31, 2015 to December 31, 2017 will be eligible to be included as Tier Two Capital until December 31, 2017. Subsequently, eligibility for inclusion of these instruments as Tier Two Capital will be phased out from then on, with the base for calculation set at an amount equivalent to the outstanding principal amount of all such Transitional Tier Two Capital Instruments as of December 31, 2017 (the “Transitional Tier Two Capital Base”). Starting on January 1, 2018 and on every anniversary thereafter, the percentage of the Transitional Tier Two Capital Base eligible to be included as Tier Two Capital will decrease by 10% per year. From January 1, 2026, the Transitional Tier Two Capital Instruments will no longer be eligible to be included as a component of Tier Two Capital. Notwithstanding the foregoing, beginning on the fifth year prior to the final maturity of the Transitional Tier Two Capital Instrument, the outstanding principal amount of such instrument that will be eligible to be included as Tier Two Capital will be the lesser of (i) the amount eligible for inclusion as determined based on the immediately preceding sentences and (ii) the amount that results from amortizing the outstanding principal amount of the instrument on a straight-line, annual basis, during the five years prior to its final maturity.

Key interest rates

Colombian commercial banks, merchant banks and financing companies are required to report data to the Colombian Central Bank on a weekly basis regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Colombian Central Bank calculates the DTF rate, which is published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The DTF rate is the weighted average interest rate paid by commercial banks, merchant banks and financing companies for certificates of deposit with maturities of 90 days.

The Colombian Central Bank also calculates the interbank rate (Interés Bancario de Referencia), or “IBR,” which acts as a reference of overnight, one-month and three-month interbank loans, based on quotations submitted each business day by eight participating banks to the Colombian Central Bank. Using the median of the quotations submitted, the Colombian Central Bank calculates the overnight IBR each business day. The one-month and three-month IBRs are also calculated using the median of the quotations submitted each business day, based on the prices of interest rate swaps for each of these periods.

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

The following tables set forth the consolidated capital adequacy information under Colombian IFRS for each of our Colombian banking subsidiaries and Corficolombiana at December 31, 2017 and 2016 as calculated under the Current Definition of Technical Capital.

Banco de Bogotá

	At December 31,
	2017	2016
	(in Ps billions)
Subscribed capital	3	3
Reserves and retained earnings	14,202	13,915
Non-controlling interests	-	-
Unconsolidated financial sector investments	(3,465)	(3,459)

Plus/minus others
Goodwill and other intangibles	(2,648)	(2,635)
Foreign currency translation adjustments	2,915	2,946
Others	(137)	(315)
Primary capital (Tier I)	10,871	10,456
Reserves and retained earnings	581	295
Non-controlling interests	-	-
Unrealized gains/losses on debt securities available for sale(1)	(37)	(87)
Unrealized gains on equity securities available for sale(1)	-	-
Subordinated bonds	5,302	5,545

Minus:
Unrealized losses on equity securities available for sale(1)	-	-
Plus/minus others	32	27
Secondary capital (Tier II)	5,879	5,780
Technical capital	16,749	16,236
Risk-weighted assets	114,488	110,307
Value at risk	830	579
Regulatory value at risk(2)	9,221	6,439
Risk-weighted assets including regulatory value at risk	123,708	116,745
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.8%	9.0%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	4.8%	5.0%
Solvency ratio(3)	13.5%	13.9%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco de Occidente

	At December 31,
	2017	2016
	(in Ps billions)
Subscribed capital	5	5
Reserves and retained earnings	3,449	3,304
Non-controlling interests	8	7
Unconsolidated financial sector investments	(175)	(166)

Plus/minus others:
Goodwill and other intangibles	(140)	(116)
Foreign currency translation adjustments	(4)	(4)
Others	(19)	-
Primary capital (Tier I)	3,124	3,029
Reserves and retained earnings	-	37
Non-controlling interests	5	6
Unrealized gains/losses on debt securities available for sale(1)	19	1
Unrealized gains on equity securities available for sale(1)	27	29
Subordinated bonds	832	631

Minus:
Unrealized losses on equity securities available for sale(1)	(11)	(15)
Plus/minus others	12	84
Secondary capital (Tier II)	884	772
Technical capital	4,008	3,801
Risk-weighted assets	28,166	28,355
Value at risk	149	111
Regulatory value at risk(2)	1,661	1,233
Risk-weighted assets including regulatory value at risk	29,826	29,589
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	10.5%	10.2%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	3.0%	2.6%
Solvency ratio(3)	13.4%	12.8%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco Popular

	At December 31,
	2017	2016
	(in Ps billions)
Subscribed capital	77	77
Reserves and retained earnings	1,923	1,877
Non-controlling interests	46	28
Unconsolidated financial sector investments	(190)	(185)

Plus/minus others:
Goodwill and other intangibles	(80)	(42)
Foreign currency translation adjustments	-	-
Others	(0)	-
Primary capital (Tier I)	1,775	1,756
Reserves and retained earnings	-	0
Non-controlling interests	-	-
Unrealized gains/losses on debt securities available for sale(1)	8	(18)
Unrealized gains on equity securities available for sale(1)	8	6
Subordinated bonds	300	300

Minus:
Unrealized losses on equity securities available for sale(1)	(0)	(1)
Plus/minus others	-	60
Secondary capital (Tier II)	315	347
Technical capital	2,090	2,103
Risk-weighted assets	18,453	17,580
Value at risk	125	121
Regulatory value at risk(2)	1,392	1,340
Risk-weighted assets including regulatory value at risk	19,844	18,920
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.9%	9.3%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.6%	1.8%
Solvency ratio(3)	10.5%	11.1%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco AV Villas

	At December 31,
	2017	2016
	(in Ps billions)
Subscribed capital	22	22
Reserves and retained earnings	1,059	996
Non-controlling interests	-	-
Unconsolidated financial sector investments	(20)	(16)

Plus/minus others:
Goodwill and other intangibles	-	-
Foreign currency translation adjustments	-	-
Others	-	-
Primary capital (Tier I)	1,061	1,002
Reserves and retained earnings	116	119
Non-controlling interests	-	-
Unrealized gains/losses on debt securities available for sale(1)	0	(20)
Unrealized gains on equity securities available for sale(1)	-	1
Subordinated bonds	-	-

Minus:
Unrealized losses on equity securities available for sale(1)	-	-
Plus/minus others	19	17
Secondary capital (Tier II)	135	117
Technical capital	1,196	1,119
Risk-weighted assets	9,493	8,775
Value at risk	18	89
Regulatory value at risk(2)	205	993
Risk-weighted assets including regulatory value at risk	9,698	9,768
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	10.9%	10.3%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.4%	1.2%
Solvency ratio(3)	12.3%	11.5%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Corficolombiana

	At December 31,
	2017	2016
	(in Ps billions)
Subscribed capital	2	2
Reserves and retained earnings	2,797	2,740
Non-controlling interests	-	-
Unconsolidated financial sector investments	(41)	(32)

Plus/minus others:
Goodwill and other intangibles	-	-
Foreign currency translation adjustments	9	10
Others	(472)	(472)
Primary capital (Tier I)	2,296	2,247
Reserves and retained earnings	-	120
Non-controlling interests	-	-
Unrealized gains/losses on debt securities available for sale(1)	28	(30)
Unrealized gains on equity securities available for sale(1)	404	335
Subordinated bonds	-	-

Minus:
Unrealized losses on equity securities available for sale(1)	(62)	(60)
Plus/minus others	-	-
Secondary capital (Tier II)	370	364
Technical capital	2,666	2,611
Risk-weighted assets	5,478	5,437
Value at risk	159	151
Regulatory value at risk(2)	1,769	1,677
Risk-weighted assets including regulatory value at risk	7,247	7,114
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	31.7%	31.6%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	5.1%	5.1%
Solvency ratio(3)	36.8%	36.7%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

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

The minimum incorporation capital requirement for banks on an unconsolidated basis for 2017 was Ps 90.1 billion. Through the date hereof, all of our banks have consistently satisfied this incorporation capital requirement.

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

External Resolution 9 of 2013 of the Board of Directors of the Colombian Central Bank provides mandatory guidelines for foreign currency positions of financial institutions, including the following:

o	The average of a bank’s foreign currency position for three business days cannot exceed the equivalent in foreign currency of 20.0% of the bank’s technical capital. Currency exchange intermediaries such as Banco de Bogotá, with controlling interest of its overseas investments, are permitted to hold a three business days’ average in foreign currency of 30%. Otherwise, banks are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5.0% of its technical capital. From July 6, 2016 and in accordance with article 1 of the External Resolution 1 of 2016, the average of a bank’s foreign currency position for three business days will not have any limits. At December 31, 2017, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions of U.S.$9.9 million, U.S.$ 58.1 million, U.S.$ 9.2 million and U.S.$ 3.9 million, respectively, which fell within these regulatory guidelines.

o	Foreign currency position in cash is defined as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days’ average foreign currency position in cash cannot exceed 50.0% of the bank’s technical capital. Currency exchange intermediaries such as Banco de Bogotá are permitted to hold a three business days’ average negative foreign currency position in cash not exceeding the equivalent in foreign currency of 20.0% its technical capital. At December 31, 2017, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions in cash of U.S. $-244.7 million, U.S.$ 269.7 million, U.S. $45.0 million and U.S. $3.9 million, respectively, which fell within these regulatory guidelines.

o	Gross position of leverage is defined as (1) the value of the rights and obligations of term contracts denominated in foreign currency, plus (2) the value of transactions denominated in foreign currency to be settled in cash within one or more days, and (3) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. External Resolution 9 of 2013 (as amended by External Resolution 1 of 2016) of the Board of Directors of the Colombian Central Bank establishes that the average of a bank’s gross position of leverage for three business days cannot exceed 550.0% of the technical capital of such bank. In calculating the gross position of leverage, External Resolution 9 of 2013 of the Board of Directors of the Colombian Central Bank excludes any foreign exchange transactions that intermediaries of the FX Market perform as local suppliers of liquidity of foreign currency using the Systems of Compensation and Liquidation of Currencies when there is a breach of payment by a participant. At December 31, 2017, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had an unconsolidated gross position of leverage of U.S.$ 6,457 million, U.S.$ 4,241 million, U.S.$ 153 million and U.S.$ 0 million, respectively, which fell within these regulatory guidelines.

Lending Limits

Title II, Book I of Part II of Decree 2555 of 2010, provides that a financial institution may not lend, individually or in the aggregate, to a single borrower an amount in excess of 10% of their technical capital (Patrimonio Técnico) if the only security for such operation is the borrower’s equity. Nevertheless, commercial banks can lend to a single person an amount equivalent to 25% of their technical capital (Patrimonio Técnico), as long as such loan is secured by eligible collateral and sufficient to secure a risk exceeding 5% of such equity.

Notwithstanding the general rule set above regarding the lending limit of 10%, Decree 816 of 2014 was issued to promote the financing of fourth generation road concessions (concesiones de cuarta generación), and establishes that commercial banks can lend to a single borrower who is pursuing a fourth generation concession, a sum up to 25% of our technical capital (Patrimonio Técnico).

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

At December 31, 2017, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on an unconsolidated basis was Ps 1,567.6 billion for unsecured loans and Ps 3,918.9 billion for secured loans. Banco de Occidente’s lending limit per borrower on an unconsolidated basis was Ps 398.4 billion for unsecured loans and Ps 996.1 billion for secured loans, Banco Popular’s lending limit per borrower on an unconsolidated basis was Ps 204.5 billion for unsecured loans and Ps 511.2 billion for secured loans, and Banco AV Villas’ lending limit per borrower on an unconsolidated basis was Ps 119.8 billion for unsecured loans and Ps 299.4 billion for secured loans.

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

Under regulations issued by the Colombian Central Bank, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Colombian Central Bank non-interest—bearing deposits for a specified term; however, the percentage of the required deposit is currently zero. No such deposits would be required for foreign currency loans aimed at financing Colombian investments abroad or for short-term export loans (provided the loan is disbursed against the funds of Banco de Comercio Exterior—Bancoldex).

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

The calculation process includes analyses of specific, historical and subjective components. The methodologies utilized include the following elements: a) A detailed periodical analysis of the loan portfolio, b) A credit classification system by risk levels, c) A periodic review of the summary of allowances for impairment losses, d) Identification of loans to be evaluated individually due to impairment, e) Consideration of internal factors such as our size, organizational structure, loan portfolio structure, loan administration process, analysis of overdue portfolio and experiences of historical losses, f) Consideration of risks inherent to different types of loans, g) Consideration of external factors, including local, regional and national, as well as economic factors.

As of January 1, 2018, IASB adopted the expected credit loan loss model according to IFRS 9. For further information on the adoption of IFRS 9, please refer to Note 2.29 of our consolidated financial statements.

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

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (approximately U.S.$5,582.1) or more must be effected through the Colombian Stock Exchange. At December 31, 2017, one UVR equaled Ps 252.4 and 66,000 UVRs equal Ps 16,656,862.

Intervention Powers of the Superintendency of Finance – Bankruptcy Considerations

Pursuant to Colombian banking regulations, the Superintendency of Finance has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure.

The Superintendency of Finance may intervene in a bank’s business: (1) prior to the liquidation of the bank, by taking precautionary measures in order to take remedial actions and prevent the bank from being taken over by the Superintendency of Finance, or (2) to take possession of the bank to either administer the bank or order its liquidation, depending on the severity of the situation.

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

During the liquidation process bank deposits and other types of saving instruments will be excluded from the liquidation process and, claims of creditors, as a general rule, rank as follows: (i) the first class of credits includes the court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax obligations owed to tax authorities regarding national and local taxes; (ii) the second class of credits comprises the credits secured by a security interest on movable assets; (iii) the third class of credits includes the credits secured by real estate collateral, such as mortgages; (iv) the fourth class of credits contains some other obligations before the tax authorities against the debtor that are not included in the first class of credits and debts owed to suppliers of raw materials and other inputs; and (v) finally, the fifth class of credits includes all other obligations without any priority or privilege; provided however, which among credits of the fifth class, subordinated debt shall be ranked junior to the external liabilities (pasivos externos), senior only to capital stock. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to completing full distribution in the prior category.

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

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of FOGAFIN, as amended by Resolutions 1, 3 and 4 of 2012, Resolution 1 of 2013, Resolutions 1, 2, 3 and 5 of 2014 and Resolution 1 of 2015, requires mandatory deposit insurance. Under this resolution, banks must pay an annual premium of 0.3% of total funds received on savings accounts, checking accounts, certificates of deposit, special savings deposits, mortgage bonds, special accounts, bank collection services and electronic deposits. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank, up to a maximum of Ps 50 million, regardless of the number of accounts held.

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, the EOSF, Part I, Title IV, Chapter IV of Legal Basic Circular (Circular Básica Jurídica), as amended, issued by the Superintendency of Finance, as well as Law 599 of 2000 (the Colombian Criminal Code).

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering, or “FATF.” Colombia, as a member of the GAFI-SUD (a FATF-style regional body) follows all of FATF’s 40 recommendations and eight special recommendations.

Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. For that purpose, by means of the Circular Básica Jurídica, the Superintendency of Finance has issued regulations requiring the implementation by financial institutions of a system of controls for money laundering and terrorism financing.

The requirements include “know your customer” rules and procedures to protect financial institutions from being used directly by shareholders and executives in money laundering activities, for channeling funds for terrorist activities, or for the concealment of assets from such activities; these rules and procedures set forth detailed instructions for monitoring these risks.

Part III, Title I, Chapter VII of Legal Basic Circular, as amended, issued by the Superintendency of Finance and applicable to issuers of securities in the capital markets, provides rules and guidelines regarding the prevention of money laundering and terrorism financing.

Finally, the Colombian Criminal Code introduced criminal rules and regulations to prevent, control, detect, eliminate and prosecute all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Pension Fund Solvency Measures

On March 2, 2018, Decree 415 of 2018, which amended Decree 2555 of 2010, introduced a new solvency measure for pension fund administrators of minimum 9% of the value of the technical capital (patrimonio técnico) divided by:

·	Summation of assets weighted by risk level
·	Operational risk exposure value multiplied by 100/9
·	Market risk exposure value multiplied by 100/9

Furthermore, Decree 1895 of September 11, 2012 included 13% of the fee income from the administration of funds belonging to the Fondo Nacional de Pensiones de las Entidades Territoriales - FONPET to the sum that must be multiplied by 100/9 to determine a pension fund administrator’s “Exposure to operational risk.”

Insolvency Law

On July 12, 2012, the Colombian Congress enacted Law 1564, which provides insolvency protection for non-merchant individuals. Under the new insolvency regulation, which came into effect on October 1, 2012, once a non-merchant individual has ceased paying his or her debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with his or her creditors. The terms of any agreement reached with two or more creditors that represent more than 50% of the total amount of the claims against such individual will be mandatorily applicable to all relevant creditors. The law also provides for increased debtor protections, including an automatic stay for a maximum of 90 days.

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

Law 1555 does not apply to (i) mortgage loans, for which prepayment is always allowed according to Law 546 of 1999, (ii) loans having a balance that exceeds 880 times the legal monthly minimum wages, or (iii) to financial obligations acquired prior this law’s effective date (July 9, 2012), and for which prepayments are governed by the relevant contractual provisions, or absent an agreement by the parties, by the laws in force at the time when the relevant agreement was executed.

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

Other reforms concerning financial institutions included the introduction of amendments to taxes on foreign capital investment portfolio income. Law 1607 of 2012 also provided that indebtedness obtained abroad by financial cooperatives, financing companies, as well as certain government-owned finance agencies such as Bancoldex, Finagro and Findeter, does not generate income for Colombian tax purposes and is not deemed to be held in Colombia, as was already the case for banks and financial corporations. Furthermore, this law set forth that the returns generated by the stabilization reserve maintained by pension fund managers would be exempted from income tax, with a positive impact for Porvenir, taking into account that the stabilization reserve is equivalent to 1.00% of the funds it manages.

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

Law 1819 of 2016

In addition to the tax reforms introduced in 2012 and 2014, on December 29, 2016, the Colombian Congress enacted Law 1819, introducing substantial changes to the then current tax legal framework, including among others, the following:

·	Taxation on Dividends: Dividends distributed from profits generated from January 1, 2017 onwards will be subject to a withholding tax as follows:

·	In the case of Colombian-Resident Individuals: a. No withholding tax will apply if the dividends received do not exceed 600 UVTs (equivalent to Ps 19,115,400 (U.S.$6,405.97)), b. a 5% withholding tax will apply for dividends received between 600 UVTs (defined below) and 1000 UVTs (equivalent to Ps 31,859,000 (U.S.$10,676.61)) and c. a 10% withholding tax will apply for dividends received in excess of 1000 UVTs. However, to the extent the dividend distribution is made out of profits that were not taxed at the entity level (i.e. because of the application of some tax benefit), the distribution will be subject to a 35% withholding tax. In such case, the applicable dividend tax withholding will apply to the distributed amount, net of the 35% withholding.

·	In the case of Non Colombian-Resident Individuals and Foreign Corporations: As a general rule, a 5% withholding tax will apply to dividends paid to Non-Colombian individuals and Foreign Corporations. However, to the extent the dividend distribution is made out of profits that were not taxed at the entity level (i.e. because of the application of some tax benefit), the distribution will be subject to a 35% withholding tax. In such case, the applicable 5% tax withholding will apply to the distributed amount, net of the 35% withholding.

“UVT” or “Unidad de Valor Tributario” refers to a tax unit established each year by the Colombian Tax Authority (“DIAN”) for the calculation of tax returns. UVT for 2017 amounts to Ps 31,859 (U.S.$10.68).

·	Corporate Income Tax: Law 1819 of 2016 merged the income tax for equality (or CREE, established in 2012 by Law 1607) into the general income tax, establishing a single income tax. This single income tax rate is 34% for 2017 and 33% for 2018 and thereafter. In addition, the tax reform established a surtax of 6% and 4% for 2017 and 2018, respectively, which applies on taxable income in excess of Ps 800 million (approx. U.S.$268,000). This change implies that the corporate income tax rate in Colombia will decrease from 40% in 2016 and 2017 to 37% in 2018 and 33% in 2019, as explained below:

Tax Item	2016	2017	2018	2019 onwards
Income Tax	25%	34%	33%	33%
CREE	9%	0%	0%	0%
Surtax	6%	6%	4%	0%
Total Nominal Tax	40%	40%	37%	33%

·	Value Added Tax: The reform generally set the VAT rate at 19%, providing a 5% rate for certain goods and services. Most of the basic goods, however, were declared exempt of the VAT.

·	Non-cooperative jurisdictions with low or no taxation and preferential tax regimes: The reform established a new legal framework that replaces the tax havens regime, and provides that certain jurisdictions may be subject to tax haven treatment. The new legal framework establishes a higher tax-withholding rate on Colombian source payments to those jurisdictions and entities considered part of a preferential tax regime.

·	Controlled Foreign Companies (“ECE”): Law 1819 of 2016 establishes a Controlled Foreign Companies regime. This regime will only apply to Colombian tax residents (individuals or entities) that directly or indirectly hold a stake equal to or greater than 10% of the capital of a foreign entity or its profits. Controlled Foreign Companies include investment vehicles, such as subsidiaries, trusts, collective investments funds, and private interest foundations that comply with the conditions to be considered as related parties for transfer pricing purposes. Among others, for income tax purposes, net profits derived from passive income obtained by a Controlled Foreign Company will be recognized by Colombian taxpayers immediately in proportion equivalent to their participation in the Controlled Foreign Company’s capital or profits.

·	Automatic exchange of information: The reform authorizes the Colombian Tax Authorities, under certain circumstances, to collect the information necessary to comply with the automatic exchange of tax information under the international agreements. For these purposes, the beneficial owner must be an individual (not an entity) that either: (i) holds, directly or indirectly, effective control of the entity; (ii) benefits, directly or indirectly from the entity's activities or operations; or (iii) possesses, directly or indirectly, 25% or more of the entity's capital or votes.

·	Income tax for individuals: Law 1819 of 2016 eliminates the alternative minimum tax (IMAN) and simplified alternative and minimum tax (IMAS), returning to an ordinary income tax system and creating a new tax system in which the income received by individuals are classified according to their nature (Labor income, Pensions, Working capital, Non-labor income and Dividends and participations). The reform imposed the following income tax rates: a maximum rate of 33% on labor and pension income, a maximum rate of 35% on non-labor income and working capital categories, a rate of 35% for non-residents, a maximum rate of 10% for distributions (to tax residents) of dividends that were not taxed at a corporate level and 35% for distributions taxed at the corporate level.

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

The Colombian Supreme Court will recognize a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements of Articles 605, 606 and 607 of Law 1564 of 2012 (Código General del Proceso), provided that the parties affected by the judgment were summoned in the exequatur proceedings in accordance with applicable rules. Law 1564 of 2012 provides that the foreign judgment will be recognized if:

·	a treaty or convention exists between Colombia and the country where the judgment was granted relating to the recognition and enforcement of foreign judgments or, in the absence of such treaty or convention, there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;

·	the foreign judgment does not refer to “in rem” rights vested in assets that were located in Colombia at the time the suit was filed in the foreign court which issued the judgment;

·	the foreign judgment does not contravene or conflict with Colombian laws relating to public order (i.e. provision considered to be international public policy) other than those governing judicial procedures;

·	the foreign judgment is final and not subject to appeal in accordance with the laws of the country in which it was obtained. The copy of the judgment provided to the Colombian Supreme Court must be authenticated and legalized by a Colombian Consul and translated into Spanish by an authorized translator, duly registered at the Ministry of Foreign Affairs;

·	the foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;

·	no proceedings are pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties;

·	in the proceedings commenced in the foreign court that issued the judgment, the defendant was served properly in accordance with the applicable laws in such jurisdiction, and was given a reasonable opportunity to defend itself against the action; and

·	the Colombian Supreme Court has granted exequatur upon the foreign judgment.

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

Properties

Grupo Aval does not directly own any properties at December 31, 2017. We have listed below the property holdings of each of our banking subsidiaries, Corficolombiana, Porvenir and BAC Credomatic at December 31, 2017.

	Number of properties	Fair value
		(Ps billions)
Banco de Bogotá	451	534.2
Banco de Occidente	174	450.3
Banco Popular	206	449.1
Banco AV Villas	131	260.4
Corficolombiana	72	13.1
Porvenir	140	123.3
BAC Credomatic	167	559.2
Total	1,341	2,389.6

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, and the related notes thereto, and with the other financial information included in this annual report. The preparation of the financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors” and other factors discussed in this annual report. Our audited consolidated financial statements at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 included in this annual report have been prepared in accordance with IFRS.

Principal factors affecting our financial condition and results of operations

Colombian Economic Conditions

Colombian GDP grew at a CAGR of 3.2% in the five-year period ended December 31, 2017. Our operations are concentrated in Colombia, such that our results are linked to the country’s economic performance. Following the global financial crisis of 2008, GDP growth reached a peak of 6.6% in 2011. However, business and consumer confidence deteriorated moderately due to global concerns related to the European debt crisis and GDP growth slowed down to 4.0% in 2012. Nonetheless, the pace of economic activity picked up the following year, partly supported by a set of countercyclical fiscal and monetary policies. The economy expanded 4.9% in 2013.

The economy continued strengthening throughout the first half of 2014, with annual growth accelerating to 5.2% compared to the first half of 2013. However, growth expectations for the second half of the year and for 2015 deteriorated due to the sharp decline in oil prices that began in August 2014. Oil accounted for more than half of Colombian exports, therefore the economy began to experience a negative terms-of-trade shock in the following quarters. GDP growth slowed to 4.4% in 2014.

Oil prices continued to drop throughout 2015, reaching levels not seen since 2004 by the end of the year and accumulating a decline of more than 70% since the beginning of the downward shift in the third quarter of 2014. Simultaneously, global financial conditions tightened considerably throughout the year, mainly due to an anticipation of the first interest rate hike by the U.S. Federal Reserve in more than nine years, which took place in December 2015, and due to increased concerns about a sharper slowdown of the Chinese economy. As a result of these large external shocks, the growth outlook for the Colombian economy deteriorated further. Actual GDP growth for 2015 was 3.1%.

Over the following two years, the economy felt the full effects of the terms-of-trade shock that began in the second half of 2014 and continued its gradual adjustment, with GDP growth slowing further to 2.0% in 2016 and 1.8% in 2017. Investment declined, mainly driven by the oil and mining sectors and by the effects of exchange rate depreciation on the price of imported capital goods, while the pace of government spending retrenched due to plummeting oil revenues, and that of household consumption fell due to the pass-through of exchange rate depreciation on inflation, which also led to tighter monetary policy.

Furthermore, the Colombian government presented a new tax reform in the second half of 2016, after the one approved in December 2014, in order to obtain additional funds and close potential deficits, especially considering the more challenging medium-term outlook for the oil sector. This tax reform, which was approved in December 2016, reduced and simplified corporate taxes, but also increased personal income taxes and consumption taxes, which further contributed to the slowdown of household spending, the major component of GDP, in 2017. Even though some of these tax changes may negatively affect our results in the short term, we believe they will benefit the country in the medium term.

Regarding the exchange rate, despite showing some volatility during the first half of 2017, the Colombian peso remained relatively stable throughout the year and ended up appreciating 0.6% against the U.S. dollar. We continue to be subject to impacts on our statement of income and/or statement of financial position derived from fluctuations in the rate of exchange of the Colombian peso, in particular, against the U.S. dollar, the currency in which most of our foreign long-term debt is denominated, and between the U.S. dollar and each of the currencies in our Central American operations, as 38.6% of our average consolidated assets for the year ended December 31, 2017 and 41.5% of our average consolidated liabilities for the year ended December 31, 2017 are foreign currency-denominated. On a consolidated basis, we have U.S.$3.6 billion (Ps 10.7 trillion) of long-term debt denominated in U.S. dollars as of December 31, 2017.

For 2018, the Central Bank is expecting GDP to expand between 1.7% and 3.7%, with 2.7% growth as the most likely scenario, as the economy has been showing signs of a moderate recovery since the second half of 2017.

Labor Markets

During the twelve months ended December 31, 2017, the Colombian unemployment rate increased to an annual average of 9.4% from a historic low (since the publication of employment statistics in 2001) of 8.9% at December 31, 2015 and from 9.2% at December 31, 2016, according to DANE. The participation rate (i.e., economically active population divided by working age population), a measure of labor supply, slightly declined to an annual average of 64.4% at December 31, 2017, compared to 64.5% at December 31, 2016; while the employment rate (i.e., employed population divided by working age population), a measure of labor demand, also declined slightly to an annual average of 58.4% at December 31, 2017 from 58.5% at December 31, 2016. Despite a moderate deterioration in 2016 and 2017, the high employment rate is derived primarily from increased employment in the trade, construction, services and manufacturing sectors, while formal employment has increased substantially in recent years due to the reduction of labor costs enacted in the 2012 tax reform.

Interest Rates

Since the implementation of an inflation-targeting regime in 1999, the Colombian Central Bank has used its overnight lending rate as a mechanism to control inflation and inflation expectations. The following graph shows the monthly average Central Bank rate between 2010 and 2017.

Most recently, and in order to control the inflation increase resulting from the combination of large external and domestic supply shocks (mainly driven by the decline in oil prices and by the effects of El Niño weather phenomenon), the Central Bank increased its overnight lending rate from 4.50% to 7.75% between August 2015 and August 2016, and kept it unchanged until December 2016. As those shocks faded and inflation began to decline during the second half of 2016, the Central Bank also started to loosen its monetary policy in order to stimulate the economy. As a result, the Central Bank cut its overnight lending rate by 325 basis points since December 2016 to 4.50% by January 2018.

An important portion of our banking subsidiaries’ assets are linked to the DTF and the IBR rate; accordingly, changes in both rates affect our banking subsidiaries’ net interest income. The following graph shows the monthly average DTF and three-month IBR rates between 2010 and 2017:

Three-month IBR information is only available beginning in November 2012.

Inflation

Lower interest rates and stable inflation generally lead to increased consumer confidence and increased consumer demand for credit. Colombian Central Bank independence, and the adoption of an inflation-targeting regime and a free-floating exchange rate regime since 1999, have contributed to declining inflation rates and increased price stability in Colombia. The inflation rate was 1.9% for 2013, the lowest annual rate since 1954, mainly due to the effects of a series of regulatory and supply shocks during the preceding 12 months. Inflation accelerated to 3.7% at December 31, 2014 as the effects of these shocks retreated, coupled with stronger domestic demand throughout the first three quarters of 2014, and as the local currency depreciated substantially in the fourth quarter due to the large decline in oil prices. Inflation continued to accelerate to 6.8% at December 31, 2015 and to a 15-year high of close to 9.0% at July 31, 2016, mainly driven by the impact of El Niño weather phenomenon on food and energy prices and by the pass-through effects of a sharper exchange rate depreciation, as a result of continued weakness in oil prices and increased turmoil in global financial markets. However, the effects of exchange rate depreciation and El Niño began to fade in the second half of 2016, driving down inflation to 5.75% at December 31, 2016 and to 4.09% at December 31, 2017. Inflation continued to decline to 3.14% at March 31, 2018, within the Central Bank’s target range of 2% to 4%.

The Central Bank estimates that inflation will decline further in 2018 and that it will stand close to the middle of its target range by the end of the year, as the one-off effects of the increase of consumption taxes wear-off in the first quarter of the year, coupled with a wider negative output gap. The Colombian Central Bank’s preemptive approach with respect to monetary policy has resulted in a decrease in inflation expectations in the past few years.

Credit Volumes

Credit volumes in Colombia have grown since 2005, mainly driven by the above-mentioned factors, including lower inflation rates, decreasing interest rates and consistent economic growth. At December 31, 2013, bank credit volume growth was 13.8% and 12.8% when adjusted for securitized mortgage loan data, both as reported by the Superintendency of Finance. At December 31, 2014, bank credit volume growth was 15.5% and 15.2% when adjusted for securitized mortgage loan data. At December 31, 2015, bank credit volume growth was 15.3% and 15.1% when adjusted for securitized mortgage loan data (note that as of 2015, this figure incorporates IFRS reporting). At December 31, 2016, bank credit volume growth was 12.2% and 12.1% when adjusted for securitized mortgage loan data. At December 31, 2017, bank credit volume growth was 3.6% and 3.7% when adjusted for securitized mortgage loan data. We believe that Colombia offers significant opportunities to expand our business due to the country’s strong economic fundamentals and low penetration rates of domestic credit to the private sector as a percentage of GDP for banking and other financial services and products in 2016 of 47.1% as compared to 62.2% for Brazil and 112.1% for Chile, as reported in the World Bank Development Indicators.

At December 31, 2017, Colombia’s bank loans to GDP was 44.8%, showing a 94 basis points decrease versus the 45.7% level in December 31, 2016.

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

Tax Policies

Changes in Colombian tax policies can significantly affect our results of operations. For 2017, the Colombian government estimates a consolidated public sector deficit of 2.4% of GDP, compared to 2.2% in 2016, and a central government deficit of 3.6% of GDP, compared to 4.0% of GDP in 2016, driven by an increase in tax revenues which resulted from the 2016 fiscal reform. The central government deficit is expected to decline further to 3.1% of GDP in 2018 and 2.2% in 2019, as mandated by the Fiscal Rule Law.

In order to address weaknesses in fiscal accounts, the Colombian Congress enacted several laws to strengthen the fiscal regulatory regime, including the Fiscal Rule Law, along with reforms on taxes and oil and mining royalties. The improvement in the fiscal regulatory regime requires expenses to grow in line with revenues and savings from excess oil revenues, with the goal of reducing Colombian government public debt to below 32% of GDP by 2028. There can be no assurance that this goal will be achieved.

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

Wealth Tax (Impuesto a la Riqueza). Until December 31, 2016, a wealth tax was levied on corporate entities. During 2015, 2016 and 2017, in the case of companies, and 2015, 2016, 2017 and 2018, in the case of individuals, this Wealth Tax was calculated over net equity as of January 1st of each of the respective years (subject to certain exclusions such as equity investments), according to tax accounting basis, at rates between 0.4% and 1.5%, adjusted every year. Under Colombian IFRS, this tax obligation could be recorded against retained earnings instead of net income for the respective year. Under IFRS, this tax obligation impacted net income. Law 1819 eliminated this tax.

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

Central American Economic Conditions

According to the IMF, for the year ended December 31, 2017, Central America was expected to post a combined GDP of U.S.$252.5 billion, ranking as the sixth largest economy in Latin America after Brazil (nominal GDP of U.S.$2,080.9 billion), Mexico (nominal GDP of U.S.$1,142.5 billion), Argentina (nominal GDP of U.S.$619.9 billion), Colombia (nominal GDP of U.S.$307.5 billion) and Chile (nominal GDP of U.S.$263.2 billion).

Because BAC’s and our other Central American businesses’ operations are concentrated in Central America, their results are linked to the region’s economic performance. According to the IMF, Central America’s GDP was expected to grow 3.9% in 2017, above the growth rate for Colombia of 1.8%, and is expected to grow at an annual average rate of 4.1% between 2018 and 2020, compared to Colombia’s expected average growth rate of 3.3% during the same period. The recent stronger growth rates in Central America versus Colombia result from those countries being net importers of oil and having economies closely linked to the U.S. economy, via remittances among others. Similar to the discussion above for the Colombian economic conditions, any moderation in the Central American economy will result in a slowdown in our growth rates and could increase our delinquency ratios and provisions.

In recent years, countries in Central America have increased their efforts to promote fiscal prudence and foreign investment. Countries such as Costa Rica, El Salvador, Guatemala and Nicaragua have signed agreements with the IMF under which their respective governments receive credit, subject to adopting fiscal discipline in their economic policies.

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

Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

As it will be seen in this section, the results for Grupo Aval were impacted by some macroeconomic trends of Colombia, the country that represents 70% of our total assets. Given the relevance of these economic dynamics to the Company’s consolidated results, we present a summary of factors that were the most impactful to our results:

·	First, the consolidated results of Grupo Aval mainly reflect our banking operations, and banks are a proxy of the economy in which they operate. As such, the most important driver of our results is GDP growth, which for 2017 was 1.8% versus 2.0% in 2016. Economic growth was low in 2017 due to consequences that the fiscal and monetary policies (of 2015 and 2016) had in the market; those policies were aimed at mitigating the impacts of the decline in the oil prices. Low GDP growth in Colombia contributed to low growth of our Colombian loan portfolio (4.0% in 2017 compared to 8.3% in 2016), particularly on our commercial loan book (1.4% in 2017 compared to 5.7% in 2016). Total loan growth for Colombia’s financial system was 6.0% in 2017 compared to 8.3% in 2016 while growth for the commercial loan portfolio of Colombia’s financial system was 3.4% in 2017 compared to 4.8% in 2016.

·	Second, household consumption was impacted by a combination of high interest rates (which impacted consumer’s ability to pay existing loans and/or demand new ones), lower disposable income due to the 3% increase in VAT (from 16.0% to 19.0%), and the increase in the average rate of urban unemployment (which went from 10.0% in 2016 to 10.6% in 2017). Because of all of the above, our consumer portfolio dynamics, particularly in unsecured lending, were affected and growth was lower than the year before. Furthermore, because of the same issues described above, consumer delinquencies (measured as loans past due more than 30 days to total loans) increased significantly for our Colombian operations to 5.7% in 2017 from 4.7% in 2016, just as they did in the rest of the Colombian financial system, increasing to 5.8% in 2017 from 4.9% in 2016.

·	Third, and just as in past economic cycles, the monetary policy adopted between 2015 and 2016 by the Central Bank proved successful in its sole objective of controlling inflation. After a peak of 9% inflation in mid-2016, inflation dropped to 5.75% at the end of 2016 and 4.09% at the end of 2017. Seeing the effectiveness of its tightening cycle, the Central Bank decided to rapidly cut interest rates (Central Bank rate went from 7.5% in December 2016 to 4.75% in December 2017). As a consequence of this declining interest rate scenario, average yield on loans (particularly on the corporate loan book) declined in 2017. Average yield on consumer loans was more resilient than the one of our corporate loans due to: i) low volume coming into the balance sheet at a marginal lower yield, and ii) less pressure from the financial system to reduce yields as their cost of risk was peaking. The net impact of the decreasing interest rate scenario in Colombia ended up benefiting our margins in 2017 as we were able to capture the declining rates in our funding side faster than it affected us in our asset side. This upside in margins, unfortunately, was not sufficient to absorb the increase in the cost of risk described below.

·	The combination of low growth of the loan book and high levels of delinquencies resulted in an increase in the average cost of risk of our operation (net provision on loans / average loans and financial leases) in 2017. It is important to mention, however, that the deterioration of this ratio was not only affected by the macroeconomic condition of Colombia but that it was also affected by some deterioration seen in our Central American operation, and by provisions required from three specific corporate exposures, not related among them and whose performance was not related to the economic cycle. The three corporate exposures are Electricaribe, Bogotá’s Mass Transportation System (SITP) and Ruta del Sol, all of which will be explained in detail in our discussion of our results of operations and those of our subsidiaries. In summary, half of the deterioration in the cost of risk was driven by general delinquencies in our portfolio (in both our Colombian and Central American operation) and half was driven by the provisions required by these three exposures.

·	Results of items other than loans in our consolidated income statement also reflected the general trends in the economy to some extent. Our returns for the year were 1.4% and 12.6% in terms of ROAA and ROAE, respectively, which compare negatively to the 1.6% and 14.3% for 2016. The trend in returns reflected our sensitivity to a slow economic environment in our main market.

Grupo Aval

Overview

The following discussion describes the main drivers of Grupo Aval’s consolidated results of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016. Further detail is provided in the discussion of the results of our banking subsidiaries and Corficolombiana.

Our net income attributable to controlling interest for the year ended December 31, 2017 decreased by 8.3%, or Ps 177.5 billion, to Ps 1,962.4 billion compared to the year ended December 31, 2016. Of the Ps 177.5 billion decrease, Ps 222.9 billion is derived from our Colombian operations, offset in part by a Ps 45.5 billion increase from our Central American operations.

Our financial results for the year ended December 31, 2017 were positively impacted as compared to the year ended December 31, 2016 by:

(i)	a 14.9% or Ps 1,359.6 billion increase in net interest income. Ps 1,228.5 billion of such increase resulted from our Colombian operations and Ps 131.0 billion resulted from our Central American operations;

(ii)	a 7.5% or Ps 319.4 billion increase in net income from commissions and fees. Ps 224.1 billion of such increase resulted from our Colombian operations and Ps 95.2 billion resulting from our Central American operations;

(iii)	a 14.8% or Ps 304.1 billion decrease in income tax expense. Ps 351.1 billion of such decrease resulted from our Colombian operations offset in part by a Ps 47.0 billion increase from our Central American operations; and

(iv)	a 12.9% or Ps 177.1 billion decrease in net income attributable to non-controlling interest. Ps 197.7 billion of such decrease resulted from our Colombian operations and was partially offset by a Ps 20.7 billion increase from our Central American operations.

The above-detailed positive impacts on our financial results were offset by:

(i)	a 42.3% or Ps 1,197.5 billion increase in net impairment loss on loans, receivables and other assets. Ps 1,053.0 billion of such increase resulted from our Colombian operations, due to the slow economic cycle and some significant corporate impaired exposures (Electricaribe, Concesionaria Ruta del Sol and Bogotá’s Mass Transportation System (SITP)) which were not related to the economic cycle, and Ps 144.5 billion resulted from our Central American operations;

(ii)	a 24.0% or Ps 667.7 billion decrease in total other income. Ps 684.9 billion of such decrease resulted from our Colombian operations, partially offset by a Ps 17.3 billion increase from our Central American operations;

(iii)	a 3.6% or Ps 309.1 billion increase in total other expense. Ps 344.1 billion of such increase resulted from our Colombian operations offset in part by a Ps 35.1 billion decrease from our Central American operations; and

(iv)	a 22.5% or Ps 163.3 billion decrease in net trading income. Ps 142.3 billion of such decrease resulted from our Colombian operations and Ps 21.1 billion from our Central American operations.

	Grupo Aval Consolidated
	For the year ended December 31,		Change December 2017 vs December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	18,741.8	17,547.0	1,194.9	6.8
Interest expenses	(8,227.7)	(8,392.4)	164.7	(2.0)
Net interest income	10,514.1	9,154.6	1,359.6	14.9
Net impairment loss on loans, receivables and other assets	(4,029.1)	(2,831.7)	(1,197.5)	42.3
Net commission and fees income	4,579.0	4,259.7	319.4	7.5
Net trading income	561.4	724.7	(163.3)	(22.5)
Other income	2,118.7	2,786.4	(667.7)	(24.0)
Other expenses	(8,828.8)	(8,519.8)	(309.1)	3.6
Income before income tax expense	4,915.2	5,573.8	(658.6)	(11.8)
Income tax expense	(1,752.8)	(2,056.9)	304.1	(14.8)
Net Income	3,162.4	3,516.9	(354.5)	(10.1)
Net income attributable to:
Controlling interest	1,962.4	2,139.9	(177.5)	(8.3)
Non-controlling interest	1,200.0	1,377.1	(177.1)	(12.9)

	Grupo Aval’s Colombian Operation
	For the year ended December 31,		Change December 2017 vs December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	13,750.6	12,816.7	933.9	7.3
Interest expenses	(6,529.9)	(6,824.5)	294.6	(4.3)
Net interest income	7,220.7	5,992.2	1,228.5	20.5
Net impairment loss on loans, receivables and other assets	(3,081.8)	(2,028.7)	(1,053.0)	51.9
Net commission and fees income	2,602.3	2,378.2	224.1	9.4
Net trading income	567.1	709.4	(142.3)	(20.1)
Other income	1,708.1	2,393.0	(684.9)	(28.6)
Other expenses	(5,651.4)	(5,307.2)	(344.1)	6.5
Income before income tax expense	3,365.0	4,136.8	(771.7)	(18.7)
Income tax expense	(1,284.2)	(1,635.3)	351.1	(21.5)
Net Income	2,080.9	2,501.5	(420.6)	(16.8)
Net income attributable to:
Controlling interest	1,219.1	1,442.0	(222.9)	(15.5)
Non-controlling interest	861.8	1,059.5	(197.7)	(18.7)

	Grupo Aval’s Central American Operation
	For the year ended December 31,		Change December 2017 vs December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	4,991.2	4,730.3	260.9	5.5
Interest expenses	(1,697.8)	(1,567.9)	(129.9)	8.3
Net interest income	3,293.4	3,162.4	131.0	4.1
Net impairment loss on loans, receivables and other assets	(947.4)	(802.9)	(144.5)	18.0
Net commission and fees income	1,976.7	1,881.5	95.2	5.1
Net trading income	(5.7)	15.3	(21.1)	(137.5)
Other income	410.7	393.4	17.3	4.4
Other expenses	(3,177.5)	(3,212.6)	35.1	(1.1)
Income before income tax expense	1,550.2	1,437.1	113.1	7.9
Income tax expense	(468.6)	(421.6)	(47.0)	11.2
Net Income	1,081.6	1,015.5	66.1	6.5
Net income attributable to:
Controlling interest	743.3	697.9	45.5	6.5
Non-controlling interest	338.2	317.6	20.6	6.5

Net interest income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	8,132.8	7,914.4	218.3	2.8
Consumer loans and leases	8,087.4	7,312.0	775.4	10.6
Mortgage loans and leases	1,278.0	1,135.9	142.1	12.5
Microcredit loans and leases	113.8	116.9	(3.2)	(2.7)
Interbank and overnight funds	288.0	186.2	101.8	54.7
Interest on loans and leases	17,900.0	16,665.5	1,234.5	7.4
Interest on investments in debt securities	841.9	881.5	(39.6)	(4.5)
Total interest income	18,741.8	17,547.0	1,194.9	6.8
Interest expense:
Checking accounts	(309.3)	(258.9)	(50.4)	19.5
Time deposits	(3,560.5)	(3,413.5)	(147.0)	4.3
Savings deposits	(1,979.0)	(2,139.8)	160.9	(7.5)
Total interest expense on deposits	(5,848.8)	(5,812.3)	(36.5)	0.6
Borrowings from banks and others	(770.0)	(575.7)	(194.3)	33.8
Interbank and overnight funds	(287.4)	(570.2)	282.8	(49.6)
Bonds	(1,162.2)	(1,278.3)	116.1	(9.1)
Borrowings from development entities	(159.3)	(156.0)	(3.3)	2.1
Total interest expense	(8,227.7)	(8,392.4)	164.7	(2.0)
Net interest income	10,514.1	9,154.6	1,359.6	14.9

Grupo Aval’s net interest income increased by 14.9% or Ps 1,359.6 billion in 2017 as compared to 2016. The increase in net interest income was mainly due to a 6.8% or Ps 1,194.9 billion increase in interest income and a 2.0% or Ps 164.7 billion decrease in interest expense. Of the Ps 1,359.6 billion increase in Grupo Aval’s net interest income in 2017 as compared to 2016, Ps 1,228.5 billion of the increase is due to the Colombian operations and Ps 131.0 billion explained by the Central American operations.

Total interest income for our consolidated operation increased by 6.8% or Ps 1,194.9 billion to Ps 18,741.8 billion in 2017, driven by an increase of Ps 1,234.5 billion in interest income from total loans and leases (which include interest from interbank and overnight funds), offset in part by a Ps 39.6 billion decrease in interest income on investments in debt securities. The Ps 1,234.5 billion increase in interest income from total loans and leases was driven by a 6.9% or Ps 1,132.6 billion increase in interest income from loans and leases and Ps 101.8 billion increase in income from interbank and overnight funds.

The 6.9% or Ps 1,132.6 billion increase in interest income from loans and leases for our consolidated operation in 2017 as compared to 2016 was a result of a 7.1% or Ps 10,261.6 billion increase in the average balance of loans and leases to Ps 154,477.8 billion driven by organic growth in Colombia and in Central America. The increase in the average balance resulted in a Ps 1,169.9 billion increase in interest income and offset in part by a 3 basis points decrease in the average yield on loans and leases from 11.43% in 2016 to 11.40% in 2017 that led to a Ps 37.3 billion decrease in interest income.

The Ps 101.8 billion increase in income from interbank and overnight funds for our consolidated operation in 2017 was explained by a 59.8% or Ps 2,025.8 billion increase in the average balance of these funds resulting in a Ps 107.7 billion increase in interest income that was partially offset by a 17 basis points decrease in the average yield from 5.5% in 2016 to 5.3% in 2017 that led to a Ps 5.9 billion decrease in interest income.

Our consolidated interest income from investments in debt securities (which includes available for sale and held to maturity fixed income securities) decreased by 4.5% or Ps 39.6 billion and it was mainly a result of a 4.8% or Ps 1,002.0 billion decrease in the average balance of investments that led to a Ps 42.4 billion decrease in interest income. Partially offsetting this decrease was a 1 basis point increase in the average yield of investment securities from 4.22% in 2016 to 4.23% in 2017, which resulted in a Ps 2.8 billion increase in interest income from investment securities.

The 2.0% or Ps 164.7 billion decrease in total interest expense for our consolidated operation is explained by a decrease of 43 basis points in the average cost of funding, from 5.0% in 2016 to 4.5% in 2017, which led to a Ps 729.0 billion decrease in interest expense. This decrease was partially offset by a 7.4% or Ps 12,404.5 billion increase in the average balance of total interest-bearing liabilities to Ps 180,863.3 billion in 2017 resulting in a Ps 564.3 billion increase in interest expense.

Interest expense for our consolidated other funding decreased by 7.8% or Ps 201.2 billion to Ps 2,378.9 billion in 2017, mainly driven by a 45 basis points decrease in the average cost of these funds, from 5.7% in 2016 to 5.2% in 2017, which led to a Ps 203.4 billion decrease in interest expense. This decrease was offset in part by a 0.1% or Ps 40.9 billion increase in the average balance of other funding to Ps 45,586.4 billion in 2017, which resulted in a Ps 2.1 billion increase in interest expense.

Interest expense for our consolidated interest-bearing deposits increased by 0.6% or Ps 36.5 billion to Ps 5,848.8 billion in 2017, mainly driven by a 10.1% or Ps 12,363.6 billion increase in the average balance of interest-bearing deposits, from Ps 122,913.4 billion in 2016 to Ps 135,276.9 billion in 2017, which resulted in a Ps 534.5 billion increase in interest expense. This increase was offset in part by a 41 basis points decrease in the average cost of deposits, from 4.7% in 2016 to 4.3% in 2017, which led to a Ps 498.0 billion decrease in interest expense.

Finally, our consolidated average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 6.7%, or Ps 11,285.4 billion, to Ps 179,784.2 billion in 2017 and the net interest income increased by 14.9%, or Ps 1,359.6 billion to Ps 10,514.1 in 2017. Grupo Aval’s consolidated net interest margin increased 42 basis points from 5.4% in 2016 to 5.8% in 2017. The interest spread between the average rate on loans and leases and the average rate paid on interest-bearing deposits increased by 38 basis points from 6.7% to 7.1% over the same period. This increase was driven by a faster repricing on our interest-bearing deposits than in our loans and leases portfolio.

Net interest income for our Colombian operations:

Total interest income for Colombia’s operations increased by 7.3% or Ps 933.9 billion to Ps 13,750.6 billion in 2017, driven by an increase of 8.2% or Ps 993.3 billion to Ps 13,104.7 billion in interest income from total loans and leases (which include interest from interbank and overnight funds). Partially offsetting this increase, was an 8.4%, or Ps 59.4 billion decrease in interest income on investments in debt securities to Ps 645.9 billion. Of the increase in interest income from total loans and leases, Ps 905.9 billion result from an increase in interest income from loans and leases and Ps 87.4 billion result from an increase in interest income from interbank and overnight funds.

In our Colombian operations, the increase in interest income on loans and leases of Ps 905.9 billion was mainly driven by an increase in average interest earning loans and leases portfolio of 6.6% or Ps 6,795.2 billion from Ps 103,618.5 billion in 2016 to Ps 110,413.7 billion in 2017, which resulted in a Ps 792.8 billion increase in interest income. The growth in our Colombian operations was the result of:

·	a 10.3% or Ps 2,945.5 billion increase in the average consumer loans and leases portfolio driven by increases in the balance of personal loans (mainly in secured loans), credit cards and automobile loans,

·	a 4.2% or Ps 2,922.9 billion increase in the average commercial loans and leases portfolio driven by increases in the balance of general purpose loans and financial leases, and

·	a 17.6% or Ps 920.7 billion increase in the average interest-earning mortgage loans and leases portfolio.

Also contributing to the increase in interest income on loans and leases was an 11 basis points increase in the average yield earned on loans and leases from 11.6% in 2016 to 11.7% in 2017, which resulted in a Ps 113.1 billion increase in interest income. Despite a 98 basis points decrease in the average Central Bank rate, from 7.10% in 2016 to 6.13% in 2017, the average yield on loans increased due to (i) a lag in the repricing of the loan portfolio, particularly in the consumer and mortgage portfolios (which represent 35.2% of our Colombian operation’s loans and leases excluding interbank and overnight funds) as 92.6% of these portfolios are fixed rate, and (ii) the slow growth of the commercial portfolio in the year (the majority of which is variable rate).

In our Colombian operations, interest income on interbank and overnight funds increased by Ps 87.4 billion from Ps 134.7 billion in 2016 to Ps 222.1 billion in 2017. This increase was driven by a Ps 1,439.5 billion increase in the average balance of interbank and overnight funds which resulted in a Ps 95.3 billion increase in interest income, offset in part by a 41 basis points decrease in the average yield from 7.0% in 2016 to 6.6% in 2017 that led to a Ps 7.8 billion decrease in interest income.

Total interest income on investments in debt securities for our Colombian operations decreased by 8.4% or Ps 59.4 billion to Ps 645.9 billion in 2017. This decrease is mainly explained by a 9.5% or Ps 1,536.7 billion decrease in the average balance of investment in debt securities from Ps 16,202.4 billion in 2016 to Ps 14,665.7 billion in 2017, which resulted in a Ps 67.7 billion decrease in interest income. This decrease was offset in part by a 5 basis points increase in the average yield on investment in debt securities from 4.35% in 2016 to 4.40% in 2017, which led to a Ps 8.3 billion increase in income from investments in debt securities.

Total interest expense for our Colombian operations decreased by 4.3% or Ps 294.6 billion to Ps 6,529.9 billion in 2017, driven by a 9.2% or Ps 185.2 billion decrease to Ps 1,831.1 billion in interest expense on other funding (including borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities) and a 2.3% or Ps 109.4 billion decrease to Ps 4,698.9 billion in interest expense on interest-bearing deposits.

The Ps 185.2 billion decrease in interest expense on other funding for our Colombian operations was mainly driven by a 60 basis points decrease in the average cost of other funding from 6.1% in 2016 to 5.5% in 2017, consistent with the decrease in the average Central Bank rate mentioned above, which resulted in a Ps 196.9 billion decrease in interest expense. Partially offsetting this decrease was a 0.6% or Ps 212.3 billion increase in the average balance of other funding from Ps 33,019.1 billion in 2016 to Ps 33,231.4 billion in 2017, leading to a Ps 11.7 billion increase in interest expense.

The decrease of Ps 109.4 billion in interest expense on interest-bearing deposits for our Colombian operations was mainly driven by a 61 basis points decrease in the average rate paid on interest-bearing deposits from 5.5% in 2016 to 4.9% in 2017, driven by the decrease in the average Central Bank rate, which resulted in a Ps 533.9 billion decrease in interest expense. The average balance of interest-bearing deposits increased by 9.9%, or Ps 8,733.4 billion, from Ps 87,937.1 billion in 2016 to Ps 96,670.5 billion in 2017, leading to a Ps 424.5 billion increase in interest expense.

Average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) for our Colombian operations increased by 5.5%, or Ps 6,698.0 billion, to Ps 128,435.5 billion for the year ended December 31, 2017, while net interest income grew by 20.5% or Ps 1,228.5 billion to Ps 7,220.7 billion. The above resulted in a 70 basis points increase in net interest margin from 4.9% in 2016 to 5.6% in 2017. The spread between the yield earned on loans and leases (excluding interbank and overnight funds) and the rate paid on deposits increased by 72 basis points from 6.1% in 2016 to 6.8% in 2017 as the bank’s assets reprice slower than liabilities in a decreasing interest rates scenario.

Net interest income for our Central American operations:

Total interest income for our Central American operations increased by 5.5% or Ps 260.9 billion to Ps 4,991.2 billion in 2017, driven by an increase of 5.3% or Ps 241.1 billion to Ps 4,795.2 billion in interest income from total loans and leases (which include interest from interbank and overnight funds) and an 11.2% or Ps 19.8 billion increase in interest income from investments in debt securities to Ps 196.0 billion. Of the increase in interest income from total loans and leases, Ps 226.8 billion resulted from an increase in interest income from loans and leases and Ps 14.4 billion resulted from the increase in interest from interbank and overnight funds.

Our Central American operations increased in interest income on loans and leases (excluding interbank and overnight funds) by Ps 226.8 billion mainly driven by an 8.5% or Ps 3,466.5 billion increase in its average interest earning loans and leases portfolio from Ps 40,597.6 billion in 2016 to Ps 44,064.1 billion in 2017, which resulted in a Ps 372.1 billion increase in interest income. The average yield earned on loans and leases decreased by 36 basis points from 11.1% to 10.7%, which led to a Ps 145.3 billion decrease in interest income.

In our Central American operations interest income on interbank and overnight funds increased by Ps 14.4 billion from Ps 51.5 billion in 2016 to Ps 65.9 billion in 2017. This increase was driven by a Ps 586.3 billion increase in the average balance which resulted in a Ps 18.8 billion increase in interest expense, offset in part by a 30 basis points decrease in the average yield from 3.5% in 2016 to 3.2% in 2017 that led to a Ps 4.4 billion decrease in interest income.

Total interest income on investments in debt securities for our Central American operations increased by 11.2% or Ps 19.8 billion to Ps 196.0 billion in 2017. This increase is mainly explained by an 11.4% or Ps 534.7 billion increase in the average balance from Ps 4,690.4 billion in 2016 to Ps 5,225.1 billion in 2017, which resulted in a Ps 20.1 billion increase in interest income. This increase was partially offset by a slight decrease in the average yield of investments in debt securities from 3.76% in 2016 to 3.75% in 2017 that resulted in a Ps 0.2 billion decrease in interest income.

Total interest expense for our Central American operations increased by 8.3%, or Ps 129.9 billion, to Ps 1,697.8 billion in 2017, driven by an increase of 14.5%, or Ps 145.9 billion to Ps 1,149.9 billion in interest expense on interest-bearing deposits and by a 2.8%, or Ps 16.0 billion decrease to Ps 547.8 billion in interest expense on other funding (including borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities).

The Ps 145.9 billion increase in interest expense on interest-bearing deposits for our Central American operations was mainly driven by a 10.4%, or Ps 3,630.2 billion, increase in LB Panamá’s average interest-bearing deposits from Ps 34,976.3 billion in 2016 to Ps 38,606.5 billion in 2017, which resulted in a Ps 108.1 billion increase in interest expense. The average rate paid on interest-bearing deposits increased by 11 basis points from 2.9% in 2016 to 3.0% in 2017, leading to a Ps 37.8 billion increase in interest expense.

The decrease in interest expense on other funding for our Central American operations of Ps 16.0 billion was driven by a decrease in the average rate paid on other funding of 7 basis points from 4.5% in 2016 to 4.4% in 2017, which resulted in a Ps 8.4 billion decrease in interest expense. The average balance of LB Panamá’s other funding decreased by 1.4%, or Ps 171.3 billion from Ps 12,526.4 billion in 2016 to Ps 12,355.0 billion in 2017, which resulted in a Ps 7.6 billion decrease in interest expense.

Average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) for our Central American operations increased by 9.8%, or Ps 4,587.5 billion, to Ps 51,348.8 billion for the year ended December 31, 2017, while net interest income grew by 4.1% or Ps 131.0 billion to Ps 3,293.4 billion. The above resulted in a 35 basis points decrease in net interest margin from 6.8% in 2016 to 6.4% in 2017. The spread between the yield earned on loans and leases (excluding interbank and overnight funds) and the rate paid on deposits decreased 47 basis points from 8.2% in 2016 to 7.8% in 2017.

Net impairment loss on loans, receivables and other assets

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Net impairment loss on loans, receivables and other assets:
Impairment loss on loan and other accounts receivable	(4,119.3)	(3,004.2)	(1,115.1)	37.1
Impairment loss on other assets	(174.3)	(47.5)	(126.7)	266.6
Impairment loss on other financial assets	(0.1)	(70.4)	70.3	(99.8)
Recovery of charged-off assets	264.6	290.4	(25.9)	(8.9)
Net impairment loss on loans, receivables and other assets	(4,029.1)	(2,831.7)	(1,197.5)	42.3

	Year ended December 31,				Change, 2017 vs. 2016
	2017		2016		Loans at least 91 days past due	Delinquency Ratio
	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio(1)	#	%
	(in Ps billions)
Delinquency Ratios	4,382.0	2.8%	2,962.0	2.0%	1,420.0	0.8
Colombian Operations	3,829.7	3.4%	2,456.1	2.3%	1,373.5	1.13
Commercial loans	2,500.0	3.4%	1,483.8	2.1%	1,016.2	1.37
Consumer loans	1,095.4	3.3%	790.8	2.6%	304.6	0.74
Mortgage loans	190.7	2.8%	144.1	2.5%	46.6	0.32
Microcredit loans	43.6	10.6%	37.4	9.4%	6.2	1.27
Central American Operations	552.3	1.2%	505.9	1.2%	46.4	0.02
Commercial loans	108.3	0.6%	113.7	0.6%	(5.5)	(0.08)
Consumer loans	301.1	1.7%	285.0	1.7%	16.1	(0.02)
Mortgage loans	143.0	1.5%	107.2	1.2%	35.8	0.32
Microcredit loans	-	N.A.	-	N.A.	-	N.A.

(1)	Calculated as 91 days past due loans divided by total gross loans excluding interbank and overnight funds.

Net impairment loss on loans, receivables and other assets for Grupo Aval’s consolidated operations increased by 42.3% or Ps 1,197.5 billion in 2017 as compared to 2016, driven by a Ps 1,115.1 billion increase in impairment loss on loans and other accounts receivable, a Ps 126.7 billion increase in impairment on other assets and a Ps 25.9 billion decrease in recoveries of charged-off assets. These increases were partially offset by a Ps 70.3 billion decrease in impairment loss on other financial assets. Of the Ps 1,197.5 billion increase in net impairment loss in 2017 as compared to 2016, Ps 1,053.0 is explained by our Colombian operations and Ps 144.5 billion explained by our Central American operations.

Our cost of risk, calculated as impairment loss on loan and other accounts receivable divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 58 basis points from 2.1% in 2016 to 2.7% for 2017. Our cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) increased from 1.9% in 2016 to 2.5% in 2017. Cost of risk ratios for our Colombian operations increased from 2.1% in 2016 to 2.9% in 2017 and from 1.9% in 2016 to 2.7% in 2017, respectively, while these ratios for our Central American operations increased from 1.9% in 2016 to 2.1% in 2017. Explanations for the variation in cost of risk for both operations are detailed below.

Charge-offs for Grupo Aval’s consolidated operations increased by Ps 328.6 billion from Ps 2,355.0 billion in 2016 to Ps 2,683.6 billion in 2017. The ratio of charge-offs to average balance of loans and leases increased from 1.6% in 2016 to 1.7% in 2017. Charge-offs for our Colombian operations increased by Ps 169.6 billion from Ps 1,702.4 billion in 2016 to Ps 1,872.1 billion in 2017 and for our Central American operations by Ps 159.0 billion from Ps 652.5 billion in 2016 to Ps 811.5 billion in 2017.

The recovery of charged-off assets decreased Ps 25.9 billion, driven by decreases in the recoveries of Ps 25.9 our Colombian operations from Ps 290.4 billion in 2016 to Ps 264.6 billion in 2017.

Grupo Aval’s consolidated coverage ratio for loans 91 days past due was 128.2% in 2017 versus 143.9% in 2016. In our Colombian operations the ratio was 128.3% in 2017 versus 148.3% in 2016, and in our Central American operations it was 127.9% in 2017 compared to 122.4% in 2016.

Net impairment loss on loans, receivables and other assets for our Colombian operations:

The Ps 1,053.0 billion or 51.9% increase in net impairment loss resulting from our Colombian operations, was mainly driven by a Ps 978.4 billion increase in impairment loss on loans and other accounts receivable, net, from Ps 2,219.0 billion in 2016 to Ps 3,197.4 billion in 2017, a Ps 119.0 billion increase in impairment on other assets from Ps 29.8 billion in 2016 to Ps 148.8 billion in 2017, and a Ps 25.9 billion decrease in recoveries of charged-off assets from Ps 290.4 billion in 2016 to Ps 264.6 billion in 2017. These increases were partially offset by a Ps 70.3 billion decrease in impairment loss on other financial assets from Ps 70.4 billion in 2016 to Ps 0.1 billion in 2017.

The Ps 978.4 billion increase in impairment loss on loans and other accounts receivable from our Colombian operations was driven by both an increase in the bank’s impairment loss on commercial loans and other accounts receivable, net and an increase in impairment loss on consumer loans and other accounts receivable, net.

The increase in impairment loss on commercial loans and other accounts receivable, net our Colombian operations was affected by the impact of specific corporate loans, whose deterioration was not related to the economic cycle but rather to specific problems in each company, such as Electricaribe, Concesionaria Ruta del Sol and SITP (Bogotá’s Mass Transportation System). The impairment losses for these loans in the year were (i) Ps 385.7 billion for Electricaribe, (ii) Ps 102.5 billion for Concesionaria Ruta del Sol and (iii) Ps 43.1 billion for SITP. As of December 31, 2017 the coverage ratio on those loans, measured as the allowance for loan loss of each client divided by the total credit exposure of each client, was 68.8%, 12.9% and 12.9%, respectively. These provisions accounted for 48.6% of the Ps 978.4 billion increase in impairment loss on loans and other accounts receivable in 2017.

The increase in impairment loss on consumer loans and other accounts receivable, net our Colombian operations was mainly driven by a 38.5% increase in the 91 days past due consumer loans and leases portfolio (the delinquency ratio of the consumer loan portfolio increased from 2.6% in 2016 to 3.3% in 2017). The increase on consumer 91 days past due loans and leases was generally driven by the slowdown in the economy that affected household consumption and its payment capacity.

The cost of risk for our Colombian operations, measured Impairment loss on loan and other accounts receivable divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 75 basis points from 2.1% in 2016 to 2.9% for 2017. The cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 79 basis points from 1.9% in 2016 to 2.7% for 2017. The increase in impairment loss on the specific corporate loans aforementioned accounted for 43 basis points of the increase in both the cost of risk and the cost of risk net of recoveries of charged-off assets. The remaining portion of the deterioration was driven by the provisions required by the rest of the portfolio.

The Ps 119.0 billion increase in impairment on other assets for our Colombian operations was mainly driven by a Ps 134.8 billion increase in the impairment of Corficolombiana’s investment in Episol from Ps 5.9 billion in 2016 to Ps 140.7 billion in 2017 (in 2016 the impairment amounted to Ps 102.3 billion of which Ps 96.4 billion were registered in equity method and Ps 5.9 billion in impairment on other assets) (see Corficolombiana’s MD&A (“—Corficolombiana”)).

The Ps 70.3 billion decrease in impairment loss of other financial assets was driven by the Ps 63.9 billion impairment of our corporate debt fixed income portfolio related to exposure to Oi S.A. and Telemar Norte Leste S.A. in 2016.

Net impairment loss on loans, receivables and other assets for our Central American operations:

The Ps 144.5 billion increase in net impairment losses resulting from our Central American operations is mainly explained by a Ps 136.8 billion increase in impairment loss on loans and other accounts receivable, net from Ps 785.2 billion in 2016 to Ps 922.0 billion in 2017, and by a Ps 7.7 billion increase in impairment loss on noncurrent held for sale assets from Ps 17.8 billion in 2016 to Ps 25.4 billion in 2017. The ratio of net impairment loss on loans and leases to average balance of loans and leases for our Central American operations was 1.9% in 2016 and 2.1% in 2017. The increase in impairment loss on loans and other accounts receivable, net was driven by both an increase in the bank’s impairment loss on consumer loans and other accounts receivable, net and an increase in impairment loss commercial loans and other accounts receivable, net, mainly in Costa Rica, Guatemala and Panamá.

Net commissions and fee income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Commissions and fee income:
Banking fees	3,793.7	3,593.3	200.4	5.6
Bonded warehouse services	169.8	186.1	(16.3)	(8.7)
Trust activities and portfolio management services	311.8	275.7	36.1	13.1
Pension and severance fund management	926.8	824.1	102.7	12.5
Commission and fee income	5,202.1	4,879.2	322.9	6.6
Commission and fee expenses	(623.1)	(619.5)	(3.6)	0.6
Net commission and fee income	4,579.0	4,259.7	319.4	7.5

Net commission and fee income for Grupo Aval’s consolidated operation increased by 7.5% or Ps 319.4 billion in 2017 as compared to 2016, with Ps 224.1 billion explained by our Colombian operations and Ps 95.2 billion explained by our Central American operations.

The 9.4% or Ps 224.1 billion increase in net commission and fee income resulting from our Colombian operations, was mainly driven by a Ps 112.2 billion increase in banking fees, a Ps 103.1 billion increase in pension and severance fund management and a Ps 36.1 billion increase in trust activities and portfolio management services. These increases were partially offset by a Ps 16.3 billion decrease in bonded warehouse services and a Ps 11.1 billion increase in commissions and fee expenses.

The 5.1% or Ps 95.2 billion increase in net commission and fee income resulting from our Central American operations is mainly explained by a Ps 88.2 billion increase in banking fees and a Ps 7.5 billion decrease in commission and fee expenses, which were offset in part by a Ps 0.4 billion decrease in pension and severance fund management fees.

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

During 2017, Grupo Aval’s net trading income came in at Ps 561.4 billion, Ps 163.3 billion or 22.5% lower than the Ps 724.7 billion obtained in 2016. Of such decrease, Ps 142.3 billion resulted from our Colombian operations and Ps 21.1 billion resulted from our Central American operations. Of the consolidated Ps 163.3 billion decrease in net trading income, Ps 100.2 billion resulted from a decrease in net trading income from investment securities held for trading through profit or loss and Ps 63.2 billion resulted from a decrease in net trading income from derivatives.

The decrease in net trading income from investment securities held for trading through profit or loss was mainly driven by a decrease in the average yield which went from 11.7% in 2016 to 8.9% in 2017, resulting in a Ps 117.3 billion decrease in income. The average balance of Grupo Aval’s consolidated fixed income and equity investments held for trading through profit or loss portfolio increased by 4.5%, or Ps 191.7 billion, to Ps 4,436.4 billion, leading to a Ps 17.1 billion increase in income.

For the Colombian operations, net trading income from investment securities held for trading through profit or loss decreased by 9.4% or Ps 32.4 billion from Ps 343.3 billion in 2016 to Ps 310.9 billion in 2017. The decrease was mainly explained by a decrease in the average yield which went from 8.8% in 2016 to 7.2% in 2017, resulting in a Ps 62.2 billion decrease in income. The average balance the Colombian operations fixed income and equity investments held for trading through profit or loss portfolio increased by 10.6%, or Ps 411.5 billion, to Ps 4,296.6 billion, and led to a Ps 29.8 billion increase in income.

For the Central American operations net trading income from investment securities held for trading through profit or loss decreased Ps 67.8 billion from Ps 153.3 billion in 2016 to Ps 85.5 billion in 2017. The decrease was mainly explained by a 61.1% or Ps 219.7 billion decrease in the average balance of fixed income and equity investments held for trading through profit or loss to Ps 139.8 billion, resulting in a Ps 134.4 billion decrease in income. The average yield increased and generated a Ps 66.6 billion increase in income.

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

Total income from investment securities for Grupo Aval consolidated operation (comprised of interest income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 1,238.3 billion for 2017, 10.1% or Ps 139.8 billion lower than the Ps 1,378.1 billion for 2016. This was primarily driven by the average yield on total investment securities decreasing from 5.5% in 2016 to 5.1% in 2017, generating a Ps 98.5 billion decrease in interest income. Also contributing to this decrease was a Ps 810.3 billion decrease in the average balance of “Total Investment Securities” (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments) from Ps 25,137.6 billion in 2016 to Ps 24,327.3 billion in 2017, resulting in a Ps 41.2 billion decrease in interest income.

Total income from investment securities for our Colombian operations:

Total income from investment securities for our Colombian operations (comprised of income on investment in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 956.8 billion for 2017, Ps 91.8 billion lower than the Ps 1,048.6 billion for 2016. This was primarily driven by a Ps 1,125.2 billion decrease in the average balance of total investment securities from Ps 20,087.6 billion in 2016 to Ps 18,962.4 billion in 2017, resulting in a Ps 56.8 billion decrease in interest income and a decrease of 17 basis points in the average return on total investment securities from 5.2% in 2016 to 5.0% in 2017, generating a Ps 35.0 billion decrease in interest income.

Total income from investment securities for our Central American operations:

Total income from investment securities for our Central American operations (comprised of income on investment in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 281.5 billion for 2017, Ps 48.0 billion lower than the Ps 329.4 billion for 2016. This was primarily driven by a decrease of 128 basis points in the average return on total investment securities from 6.5% in 2016 to 5.2% in 2017, generating a Ps 64.5 billion decrease in interest income. Partially offsetting this decrease was a Ps 315.0 billion increase in the average balance of total investment securities from Ps 5,050.0 billion in 2016 to Ps 5,364.9 billion in 2017, resulting in a Ps 16.5 billion increase in interest income.

Other income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	424.5	517.9	(93.4)	(18.0)
Gains on sales of investments, net	51.7	210.4	(158.7)	(75.4)
Income from sales of noncurrent assets held for sale	13.6	28.4	(14.8)	(52.2)
Equity method	172.0	140.8	31.2	22.2
Dividend income	50.4	28.0	22.4	80.0
Gains on valuation of assets, net	39.0	53.6	(14.6)	(27.2)
Income from non-financial sector, net	757.0	929.3	(172.3)	(18.5)
Net income from financial instruments designated at fair value	209.9	181.0	29.0	16.0
Other	400.6	697.0	(296.5)	(42.5)
Total other income	2,118.7	2,786.4	(667.7)	(24.0)

Total other income for Grupo Aval’s consolidated operation decreased by 24.0% or Ps 667.7 billion in 2017 as compared to 2016, with Ps 684.9 billion explained by a decrease in our Colombian operations, partially offset by a Ps 17.3 billion increase from our Central American operations.

The 28.6% or Ps 684.9 billion decrease in total other income resulting from Colombian operations is mainly explained by (i) a Ps 296.8 billion decrease in other income of which Ps 199.4 billion is related to gains in non-monetary transactions associated with Credibanco (the Visa franchisee in Colombia) in 2016 (due to change in the entity from a non-profit organization to a Limited Liability Company) and a Ps 46.1 billion decrease in recovery of taxes; (ii) a Ps 172.3 billion decrease in income from non-financial sector, net, mainly driven by a lower operating income in some of Corficolombiana’s consolidated non-financial subsidiaries that were impacted by the lower economic dynamics in 2017 and had the positive effect of “El Niño phenomenon” on our gas business in 2016. For an analysis of the income from the non-financial companies, equity method and dividends of Corficolombiana, see Corficolombiana’s MD&A (“—Corficolombiana—Other income (expense)”); (iii) a Ps 150.9 billion decrease in gains on sales of investments, net, related to the sale of Grupo Aval’s subsidiaries’ investment in CIFIN S.A. in 2016, as part of a sale agreement signed with other minority shareholders to sell 100% of the company to TransUnion Netherlands II B.V.; (iv) a Ps 118.9 billion decrease in foreign exchange gains (losses), net; (v) a Ps 14.6 decrease in gains on valuation of assets, net; and (vi) a Ps 14.0 billion decrease in income from sales of noncurrent assets held for sale driven by the sale of Corficolombiana’s investment in Pyxis Inversiones S.A. for Ps 12.6 billion in 2016.

Partially offsetting these decreases was (i) a Ps 31.2 billion increase in income from the equity method; (ii) a Ps 29.0 billion increase in net income from financial instruments designated at fair value in Promigas; and (iii) a Ps 22.4 billion increase in dividend income driven by a Ps 24.4 billion increase in dividend income from Empresa de Energía de Bogotá (EEB).

The 4.4% or Ps 17.3 billion increase in total other income resulting from our Central American operations is mainly explained by a Ps 25.5 billion increase in foreign exchange gains (losses), net, offset in part by a Ps 7.7 billion decrease in gains on sales of investments, net and a Ps 0.8 billion decrease in income from sales of noncurrent assets held for sale.

Other expenses

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(7.0)	(7.7)	0.8	(10.0)
Personnel expenses	(3,671.1)	(3,531.1)	(140.0)	4.0
Salaries and employee benefits	(3,470.0)	(3,323.1)	(146.9)	4.4
Bonus plan payments	(132.8)	(134.8)	2.0	(1.5)
Labor severances	(68.4)	(73.2)	4.8	(6.6)
Administrative and other expenses	(4,406.1)	(4,141.6)	(264.6)	6.4
Depreciation and amortization	(521.4)	(471.6)	(49.8)	10.6
Wealth tax	(101.8)	(267.6)	165.8	(62.0)
Other expenses	(121.4)	(100.1)	(21.3)	21.2
Charitable and other donation expenses	(9.9)	(8.1)	(1.8)	22.0
Other	(111.5)	(92.0)	(19.5)	21.2
Total other expenses	(8,828.8)	(8,519.8)	(309.1)	3.6

Total other expenses for Grupo Aval’s consolidated operation increased by 3.6% or Ps 309.1 billion in 2017 as compared to 2016, with Ps 344.1 billion explained by our Colombian operations offset by a Ps 35.1 billion decrease in our Central American operations.

The 6.5% or Ps 344.1 billion increase in total other expenses resulting from our Colombian operations is mainly explained by a Ps 250.4 billion increase in administrative and other expenses (driven by a Ps 138.7 billion increase in fees, a Ps 99.9 billion increase in taxes and surcharges and a Ps 32.2 billion increase in leases), a Ps 207.7 billion increase in personnel expenses, a Ps 43.6 billion increase in depreciation and amortization, a Ps 5.5 billion increase in other expenses and a Ps 2.8 billion increase in losses from sales of noncurrent assets held for sale. These increases were partially offset by a Ps 165.8 billion decrease in wealth tax.

The 1.1% or Ps 35.1 billion decrease in total other expenses resulting from our Central American operations is mainly explained by a Ps 67.6 billion decrease in personnel expense and a Ps 3.5 billion decrease in losses from sales of non-current assets held for sale. These decreases were offset in part by a Ps 15.8 billion increase in other expenses, a Ps 14.2 billion increase in administrative and other expenses, and a Ps 6.2 billion decrease in depreciation and amortization. Because Grupo Aval’s personnel and administrative and other expenses increased by 5.3%, while its income increased by 7.1%, the efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, other income excluding other) improved from 47.3% in 2016 to 46.5% in 2017. The ratio of personnel and administrative and other expenses as a percentage of average assets remained stable at 3.5% for both 2016 and 2017.

The increase in personnel expenses is driven by the increase in the headcount in Grupo Aval that occurred during the year. The number of employees of Grupo Aval went from 73,041 employees in 2016 to 73,834 employees in 2017. Yearly salaries and employee benefits per employee increased from Ps 45.5 million in 2016 to Ps 47.0 million in 2017.

The efficiency ratio for the Colombian operations went from 43.4% in 2016 to 43.9% in 2017. The ratio of personnel and administrative and other expenses as a percentage of average assets went from 3.0% in 2016 to 3.2% in 2017.

The efficiency ratio for the Central American operations improved 313 basis points from 55.1% in 2016 to 52.0% in 2017.

Income tax expense

Income tax expense for Grupo Aval’s consolidated operation decreased by 14.8%, or Ps 304.1 billion, to Ps 1,752.8 billion in 2017. Grupo Aval’s consolidated operation effective tax rate (calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense) was 36.3% in 2016 and 36.6% in 2017. The effective tax rate for our Colombian operations increased from 38.6% in 2016 to 39.6% in 2017. The effective tax rate for our Central American operations increased from 29.3% in 2016 to 30.2% in 2017.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by 12.9%, or Ps 177.1 billion, to Ps 1,200.0 billion in 2017 as compared with 2016. The ratio of net income attributable to non-controlling interest to net income decreased from 39.2% in 2016 to 37.9% in 2017.

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to controlling interest for the year ended December 31, 2017 decreased by 55.1%, or Ps 2,338.2 billion, to Ps 1,908.0 billion compared to the year ended December 31, 2016. Net income attributable to controlling interest for the year ended December 31, 2016 includes Ps 2,208.1 billion of income resulting from the deconsolidation of Corficolombiana (for further detail of the banks’ deconsolidation of Corficolombiana, please see Note 1 of the Consolidated Financial Statements). This income is not reflected in Grupo Aval’s financial statements as Corficolombiana continued to be consolidated at Grupo Aval. Other components of Banco de Bogotá’s net income attributable to controlling interest for the year ended December 31, 2017 decreased by 6.4%, or Ps 130.1 billion compared to the year ended December 31, 2016.

Despite a 9.6% or Ps 587.2 billion increase in net interest income, a 6.3% or Ps 228.1 billion increase in net commission and fee income, a 15.7% or Ps 180.2 billion decrease in income tax expense and a 12.4% or Ps 43.6 billion increase in net trading income. The Ps 130.1 billion decrease in net income attributable to controlling interest mentioned above, was driven by a 33.2% or Ps 592.6 billion increase in net impairment loss on loans, receivables and other assets, a 44.1% or Ps 391.1 billion decrease in total other income, a 2.5% or Ps 146.5 billion increase in other expenses and a 21.0% or Ps 39.1 billion increase in net income attributable to non-controlling interest.

Net income attributable to controlling interest, for Banco de Bogotá’s Colombian operations, decreased by Ps 2,404.3 billion as compared to 2016, which includes the Ps 2,208.1 billion impact of the deconsolidation of Corficolombiana. Other components of net income attributable to controlling interest for Banco de Bogotá’s Colombian operations decreased by 19.2% or Ps 196.2 billion for the year ended December 31, 2017 as compared to the year ended December 31, 2016.

The following discussion describes the principal drivers of Banco de Bogotá’s results of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016.

	Banco de Bogotá
	For the year ended December 31,		Change, December 2017 vs December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	11,314.8	10,702.0	612.8	5.7
Interest expenses	(4,594.1)	(4,568.5)	(25.6)	0.6
Net interest income	6,720.7	6,133.5	587.2	9.6
Net impairment loss on loans, receivables and other assets	(2,376.4)	(1,783.8)	(592.6)	33.2
Net commission and fees income	3,839.1	3,611.1	228.1	6.3
Net trading income	395.2	351.6	43.6	12.4
Other income(1)	496.2	3,095.3	(2,599.1)	(84.0)
Other expenses	(5,971.7)	(5,825.2)	(146.5)	2.5
Income before income tax expense	3,103.2	5,582.4	(2,479.3)	(44.4)
Income tax expense	(970.2)	(1,150.4)	180.2	(15.7)
Net Income(1)	2,133.0	4,432.0	(2,299.1)	(51.9)
Net income attributable to:
Controlling interest(1)	1,908.0	4,246.1	(2,338.2)	(55.1)
Non-controlling interest	225.0	185.9	39.1	21.0

(1)	For 2016: Other income of Ps 3,095.3 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 887.2 billion. Net income of Ps 4,432.0 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 2,224.0 billion. Net income attributable to controlling interest of Ps 4,246.1 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 2,038.1 billion.

	Banco de Bogotá’s Colombian Operation
	For the year ended December 31,		Change, December 2017 vs December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	6,323.6	5,971.7	351.9	5.9
Interest expenses	(2,896.3)	(3,000.6)	104.3	(3.5)
Net interest income	3,427.3	2,971.1	456.2	15.4
Net impairment loss on loans, receivables and other assets	(1,429.0)	(980.9)	(448.1)	45.7
Net commission and fees income	1,862.4	1,729.6	132.8	7.7
Net trading income	401.0	336.3	64.7	19.2
Other income(1)	85.5	2,701.9	(2,616.4)	(96.8)
Other expenses	(2,794.2)	(2,612.7)	(181.5)	6.9
Income before income tax expense	1,553.0	4,145.3	(2,592.4)	(62.5)
Income tax expense	(501.6)	(728.8)	227.2	(31.2)
Net Income(1)	1,051.4	3,416.6	(2,365.2)	(69.2)
Net income attributable to:
Controlling interest(1)	826.6	3,230.9	(2,404.3)	(74.4)
Non-controlling interest	224.8	185.7	39.1	21.1

(1)	For 2016: Other income of Ps 2,701.9 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 493.9 billion. Net income of Ps 3,416.6 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 1,208.5 billion. Net income attributable to controlling interest of Ps 3,230.9 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 1,022.8 billion.

	Banco de Bogotá' Central American Operation
	For the year ended December 31,		Change, December 2017 vs December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	4,991.2	4,730.3	260.9	5.5
Interest expenses	(1,697.8)	(1,567.9)	(129.9)	8.3
Net interest income	3,293.4	3,162.4	131.0	4.1
Net impairment loss on loans, receivables and other assets	(947.4)	(802.9)	(144.5)	18.0
Net commission and fees income	1,976.7	1,881.5	95.2	5.1
Net trading income	(5.7)	15.3	(21.1)	(137.5)
Other income	410.7	393.4	17.3	4.4
Other expenses	(3,177.5)	(3,212.6)	35.1	(1.1)
Income before income tax expense	1,550.2	1,437.1	113.1	7.9
Income tax expense	(468.6)	(421.6)	(47.0)	11.2
Net Income	1,081.6	1,015.5	66.1	6.5
Net income attributable to:
Controlling interest	1,081.4	1,015.3	66.1	6.5
Non-controlling interest	0.1	0.2	(0.0)	(19.4)

Net interest income

	Year ended December 31,		Change, December 2017 vs. December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	4,923.1	4,852.3	70.8	1.5
Consumer loans and leases	4,727.1	4,368.6	358.5	8.2
Mortgage loans and leases	938.4	834.3	104.2	12.5
Microcredit loans and leases	112.3	114.8	(2.5)	(2.2)
Interbank and overnight funds	203.7	106.0	97.7	92.1
Interest on loans and leases	10,904.7	10,276.0	628.8	6.1
Interest on investment in debt securities	410.1	426.0	(15.9)	(3.7)
Total interest income	11,314.8	10,702.0	612.8	5.7
Interest expense:
Checking accounts	(295.2)	(244.7)	(50.5)	20.6
Time deposits	(2,172.6)	(1,976.9)	(195.7)	9.9
Savings deposits	(972.3)	(1,134.0)	161.7	(14.3)
Total interest expense on deposits	(3,440.1)	(3,355.6)	(84.5)	2.5
Borrowings from banks and others	(551.7)	(549.0)	(2.8)	0.5
Interbank and overnight funds	(90.9)	(200.1)	109.2	(54.6)
Long-term debt (bonds)	(417.2)	(369.6)	(47.6)	12.9
Borrowings from development entities	(94.2)	(94.2)	0.0	(0.0)
Total interest expense	(4,594.1)	(4,568.5)	(25.6)	0.6
Net interest income	6,720.7	6,133.5	587.2	9.6

Banco de Bogotá’s net interest income increased by 9.6% or Ps 587.2 billion to Ps 6,720.7 billion in 2017 as compared to 2016. The increase in net interest income was mainly due to a 5.7% or Ps 612.8 billion increase in interest income partially offset by a 0.6% or Ps 25.6 billion increase in interest expense. Of the Ps 587.2 billion increase in net interest income, Ps 456.2 billion are explained by the bank’s Colombian operations and Ps 131.0 billion by the bank’s Central American operations.

Total interest income for Banco de Bogotá increased by 5.7% or Ps 612.8 billion to Ps 11,314.8 billion in 2017, driven by an increase of Ps 628.8 billion in interest income from total loans and leases (which include interest from interbank and overnight funds), offset in part by a Ps 15.9 billion decrease in interest on investments in debt securities. The Ps 628.8 billion increase in interest income from total loans and leases was driven by a 5.2% or Ps 531.1 billion increase in income from loans and leases and Ps 97.7 billion increase in income from interbank and overnight funds.

The 5.2% or Ps 531.1 billion increase in interest income from loans and leases for Banco de Bogotá in 2017 as compared to 2016 was a result of a 7.0% or Ps 6,516.1 billion increase in the average balance of loans and leases to Ps 98,999.6 billion driven by organic growth in Colombia and in Central America. The increase in the average balance resulted in a Ps 704.3 billion increase in interest income and offset in part by a 19 basis points decrease in the average yield on loans and leases from 11.0% in 2016 to 10.8% in 2017 that led to a Ps 173.3 billion decrease in interest income.

The Ps 97.7 billion increase in income from interbank and overnight funds for Banco de Bogotá in 2017 was due to a 44.1% or Ps 1,112.1 billion increase in the average balance of these funds resulting in a Ps 62.4 billion increase in interest income and a 140 basis points increase in the average yield from 4.2% in 2016 to 5.6% in 2017 that led to a Ps 35.3 billion increase in interest income.

Banco de Bogotá’s interest income from investments in debt securities (which includes available for sale and held to maturity fixed income securities) decreased by 3.7%, or Ps 15.9 billion and it was mainly a result of a 40 basis points decrease in the average yield of investment securities from 4.1% in 2016 to 3.7% in 2017, which resulted in a Ps 41.3 billion decrease in interest income from investment securities. Partially offsetting this decrease was a 6.6% or Ps 683.7 billion increase in the average balance of investments that led to a Ps 25.4 billion increase in interest income.

The 0.6% or Ps 25.6 billion increase in total interest expense for Banco de Bogotá is explained by an 8.1% or Ps 8,622.1 billion increase in the average balance of total interest-bearing liabilities to Ps 115,227.6 billion in 2017, resulting in a Ps 343.8 billion increase in interest expense. This increase was partially offset by a decrease of 30 basis points in the average cost of funding, from 4.3% in 2016 to 4.0% in 2017, which led to a Ps 318.8 billion decrease in interest expense. Interest expense for Banco de Bogotá’s interest-bearing deposits increased by 2.5% or Ps 84.5 billion to Ps 3,440.1 billion in 2017, mainly driven by a 11.1% or Ps 8,900.3 billion increase in the average balance of interest-bearing deposits, from Ps 80,526.9 billion in 2016 to Ps 89,427.2 billion in 2017, which resulted in a Ps 342.4 billion increase in interest expense. This increase was offset in part by a 32 basis points decrease in the average cost of deposits, from 4.2% in 2016 to 3.8% in 2017, which led to a Ps 257.9 billion decrease in interest expense.

Finally, Banco de Bogotá average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) increased by 7.9%, or Ps 8,311.9 billion, to Ps 113,663.7 billion in 2017 and net interest income increased by 9.6%, or Ps 587.2 billion to Ps 6,720.7 billion in 2017, which resulted in a 9 basis points increase in the net interest margin from 5.8% in 2016 to 5.9% in 2017. The spread between the yield earned on loans and leases and the rate paid on deposits increased 13 basis points from 6.8% in 2016 to 7.0% in 2017.

Net interest income for Banco de Bogotá’s Colombian operations:

Total interest income for Banco de Bogotá’s Colombian operations increased by 5.9% or Ps 351.9 billion to Ps 6,323.6 billion in 2017, driven by an increase of Ps 387.6 billion in interest income from total loans and leases (which include interest from interbank and overnight funds), offset in part by a Ps 35.7 billion decrease in interest on investments in debt securities. The Ps 387.6 billion increase in interest income from total loans and leases was driven by a 5.4% or Ps 304.3 billion increase in income from loans and leases and Ps 83.3 billion increase in income from interbank and overnight funds.

Interest income from loans and leases for Banco de Bogotá’s Colombian operations increased by 5.4% or Ps 304.3 billion. This increase was driven by a 5.9% or Ps 3,049.7 billion increase in their average balance from Ps 51,885.9 billion in 2016 to Ps 54,935.6 billion in 2017, which resulted in a Ps 331.5 billion increase in interest income. The growth in Banco de Bogotá’s Colombian operations was the result of:

·	a 4.1% or Ps 1,638.0 billion increase in the average commercial loans and leases portfolio driven by increases in the balance of general purpose loans,

·	a 9.7% or Ps 921.8 billion increase in the average consumer loans and leases portfolio driven by increases in the balance of personal loans, credit cards, payroll loans and automobile loans, and

·	a 21.8% or Ps 481.0 billion increase in the average interest-earning mortgage loans and leases portfolio.

Partially offsetting this increase in interest income from loans and leases in the Colombian operation was a decrease of 5 basis points in the average yield on loans and leases from 10.92% in 2016 to 10.87% in 2017, which resulted in a Ps 27.2 billion decrease in interest income. Despite a 98 basis points decrease in the average Central Bank rate, from 7.10% in 2016 to 6.13% in 2017, Banco de Bogotá’s Colombian operations average yield on loans slightly decreased due to a lag in the repricing of the loan portfolio, particularly in the consumer and mortgage portfolios (which represent 24.6% of Banco de Bogotá’s Colombian operation loans and leases excluding interbank and overnight funds) as 97.7% of these portfolios are fixed rate, and the slow growth of the commercial portfolio.

The Ps 83.3 billion increase in income from interbank and overnight funds for Banco de Bogotá’s Colombian operations in 2017 was explained by a 50.2% or Ps 525.8 billion increase in the average balance of these funds resulting in a Ps 46.1 billion increase in interest income and a 356 basis points increase in the average yield from 5.2% in 2016 to 8.8% in 2017 that led to a Ps 37.2 billion increase in interest income.

Interest income on investments in debt securities for Banco de Bogotá’s Colombian operations decreased by 14.3% or Ps 35.7 billion. The decrease is explained by a 73 basis points decrease in the average yield on investments from 4.4% in 2016 to 3.7% in 2017, which resulted in a Ps 41.2 billion decrease in interest income. The average balance of investment securities increased from Ps 5,657.5 billion in 2016 to Ps 5,806.5 billion in 2017, which led to a Ps 5.5 billion increase in interest income.

Total interest expense for Banco de Bogotá’s Colombian operations decreased 3.5% or Ps 104.3 billion, driven by a 57 basis points decrease in the average cost of funding from 5.1% in 2016 to 4.5% in 2017, consistent with the decreasing rate environment in Colombia, which resulted in a Ps 336.9 billion decrease in interest expense. This decrease was partially offset by an increase in the average balance of total interest-bearing liabilities of 8.7% or Ps 5,163.2 billion to Ps 64,266.1 billion that led a Ps 232.7 billion increase in interest expense. Interest expense on interest-bearing deposits, which represent the majority of the bank’s Colombian operation funding, decreased by 2.6% or Ps 61.4 billion to Ps 2,290.2 billion in 2017, mainly driven by a 66 basis points decrease in the average cost of deposits, from 5.2% in 2016 to 4.5% in 2017, which resulted in a Ps 298.9 billion decrease in interest expense. Partially offsetting this increase was an 11.6% or Ps 5,270.1 billion increase in the average balance of interest-bearing deposits, from Ps 45,550.6 billion in 2016 to Ps 50,820.2 billion in 2017, leading to a Ps 237.5 billion increase in interest expense.

Average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) for Banco de Bogotá’s Colombian operations increased by 6.4%, or Ps 3,724.4 billion, to Ps 62,314.9 billion for the year ended December 31, 2017, while net interest income grew by 15.4% or Ps 456.2 billion to Ps 3,427.3 billion. The above resulted in a 43 basis points increase in net interest margin from 5.1% in 2016 to 5.5% in 2017. The spread between the yield earned on loans and leases (excluding interbank and overnight funds) and the rate paid on deposits increased by 60 basis points from 5.8% in 2016 to 6.4% in 2017 as the bank’s assets reprice slower than liabilities in a decreasing interest rates scenario.

Net interest income for Banco de Bogotá’s Central American operations:

Total interest income for the Central American operations increased by 5.5% or Ps 260.9 billion, driven by an increase of Ps 241.1 billion in interest income from total loans and leases (which include interest from interbank and overnight funds), and a Ps 19.8 billion increase in interest on investment securities. The Ps 241.1 billion increase in interest income from total loans and leases was driven by a Ps 226.8 billion increase in income from loans and leases and Ps 14.4 billion increase in income from interbank and overnight funds.

Interest income from loans and leases for Banco de Bogotá’s Central American operations increased by 5.0% or Ps 226.8 billion. The increase was mainly explained by an 8.5%, or Ps 3,466.5 billion increase in average balance of loans and leases, which resulted in a Ps 372.1 billion increase in interest income. Partially offsetting this increase was a 36 basis points decrease in the average yield on loans and leases from 11.1% in 2016 to 10.7% in 2017, which led to a Ps 145.3 billion decrease in interest income.

The Ps 14.4 billion increase in income from interbank and overnight funds for Banco de Bogotá’s Central American operations in 2017 was explained by a 39.8% or Ps 586.3 billion increase in the average balance of these funds resulting in a Ps 18.8 billion increase in interest income, offset in part by a 30 basis points decrease in the average yield from 3.5% in 2016 to 3.2% in 2017 that led to a Ps 4.4 billion decrease in interest income.

Interest income from investments in debt securities for Banco de Bogotá’s Central American operations increased by 11.2%, or Ps 19.8 billion, to Ps 196.0 billion for the year ended December 31, 2017, as the result of a 11.4% or Ps 534.7 billion increase in average balance of investment in debt securities from Ps 4,690.4 billion in 2016 to Ps 5,225.1 billion in 2017, which resulted in a Ps 20.1 billion increase in interest income. Partially offsetting this was a slight decrease in the average yield, from 3.76% for 2016 to 3.75% for 2017, leading to a Ps 0.2 billion decrease in interest income.

Total interest expense for the Central American operations increased by 8.3%, or Ps 129.9 billion, explained by a 7.3% or Ps 3,458.9 billion increase in the average balance of total interest-bearing liabilities that resulted in a Ps 115.2 billion increase in interest expense. Also contributing to the increase in interest expense was a 3 basis points increase in the average cost of funding from 3.30% to 3.33% that led to a Ps 14.7 billion increase in interest expense. Interest expense on interest-bearing deposits increased by 14.5% or Ps 145.9 billion to Ps 1,149.9 billion in 2017, mainly driven by a 10.4% or Ps 3,630.2 billion increase in the average balance of interest-bearing deposits, from Ps 34,976.3 billion in 2016 to Ps 38,606.5 billion in 2017, which resulted in a Ps 108.1 billion increase in interest expense. In addition, the average cost of deposits increased from 2.9% in 2016 to 3.0% in 2017, leading to a Ps 37.8 billion increase in interest expense.

Average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) for Banco de Bogotá’s Central American operations increased by 9.8%, or Ps 4,587.5 billion, to Ps 51,348.8 billion for the year ended December 31, 2017, while net interest income grew by 4.1% or Ps 131.0 billion to Ps 3,293.4 billion. The above resulted in a 35 basis points decrease in net interest margin from 6.8% in 2016 to 6.4% in 2017. The spread between the yield earned on loans and leases (excluding interbank and overnight funds) and the rate paid on deposits decreased 47 basis points from 8.2% in 2016 to 7.8% in 2017.

Net impairment loss on loans, receivables and other assets

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Net impairment loss on loans, receivables and other assets:
Impairment loss on loan and other accounts receivable	(2,459.3)	(1,897.9)	(561.4)	29.6
Impairment loss on other assets	(25.5)	(17.8)	(7.7)	43.2
Impairment loss on other financial assets	(0.1)	-	(0.1)	-
Recovery of charged-off assets	108.5	131.9	(23.4)	(17.7)
Net impairment loss on loans, receivables and other assets	(2,376.4)	(1,783.8)	(592.6)	33.2

	Year ended December 31,				Change, 2017 vs. 2016
	2017		2016		Loans at least 91 days past due	Delinquency Ratio
	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio(1)	#	%
	(in Ps billions)
Delinquency Ratios	2,501.0	2.4%	1,664.2	1.7%	836.7	0.7
Colombian Operations	1,948.7	3.5%	1,158.3	2.2%	790.3	1.3
Commercial loans	1,426.2	3.4%	807.5	2.0%	618.7	1.4
Consumer loans	415.7	3.8%	280.7	2.8%	135.0	1.0
Mortgage loans	64.0	2.2%	33.5	1.4%	30.5	0.8
Microcredit loans	42.8	10.7%	36.6	9.4%	6.1	1.3
Central American Operations	552.3	1.2%	505.9	1.2%	46.4	0.0
Commercial loans	108.3	0.6%	113.7	0.6%	(5.5)	(0.1)
Consumer loans	301.1	1.7%	285.0	1.7%	16.1	(0.0)
Mortgage loans	143.0	1.5%	107.2	1.2%	35.8	0.3
Microcredit loans	-	N.A.	-	N.A.	-	N.A.

(1)	Calculated as 91 days past due loans divided by total gross loans and leases (excluding interbank and overnight funds)

Net impairment loss on loans, receivables and other assets for Banco de Bogotá increased by 33.2% or Ps 592.6 billion in 2017 as compared to 2016, driven primarily by a 29.6% or Ps 561.4 billion increase in impairment loss on loans and other receivables, net, a Ps 23.4 billion decrease in recoveries of charged-off assets and a Ps 7.7 billion increase in impairment loss on other assets.

The increase in net impairment losses was explained by a Ps 448.1 billion increase for Banco de Bogotá’s Colombian operations and a Ps 144.5 billion increase Banco de Bogotá’s Central American operation.

Charge-offs for Banco de Bogotá slightly increased by 0.3% or Ps 4.1 billion to Ps 1,580.9 billion in 2017 as compared to 2016, and its ratio of charge-offs to average balance of loans and leases (excluding interbank and overnight funds) ratio decreased from 1.7% in 2016 to 1.6% in 2017.

The recovery of charged-off assets decreased by 17.7% or Ps 23.4 billion, driven by a decrease of Ps 23.4 billion in the recoveries of Banco de Bogotá’s Colombian operations.

Banco de Bogotá’s coverage ratio for loans 91 days past due was 129.0% in 2017, with a ratio of 129.4% for its Colombian operations and 127.9% for its Central American operations. These ratios compared with 142.5%, 151.3% and 122.4% for the consolidated, Colombian and Central American operations during 2016.

Net impairment losses for Banco de Bogotá’s Colombian operations:

Net impairment losses for Banco de Bogotá’s Colombian operations increased by 45.7% or Ps 448.1 billion from Ps 980.9 billion in 2016 to Ps 1,429.0 billion in 2017, mainly explained by a 38.2% or Ps 424.6 billion increase in impairment loss on loans and other accounts receivable and a Ps 23.4 billion decrease in recoveries of charged-off assets. The increase in impairment loss on loans and other accounts receivable was driven by both an increase in the bank’s impairment loss on commercial loans and other accounts receivable, net and an increase in impairment loss on consumer loans and other accounts receivable, net.

The increase in impairment loss on commercial loans and other accounts receivable, net for Banco de Bogotá’s Colombian operations was affected by the impact of specific corporate loans, whose deterioration was not related to the economic cycle but rather to specific problems in each company, such as Electricaribe, Concesionaria Ruta del Sol and SITP (Bogotá’s Mass Transportation System). The impairment losses for these loans in the year were (i) Ps 255.6 billion for Electricaribe, (ii) Ps 55.7 billion for Concesionaria Ruta del Sol and (iii) Ps 30.3 billion for SITP. As of December 31, 2017 the coverage ratio on those loans was 68.8%, 12.9% and 13.4%, respectively. These provisions accounted for 70.7% of the Ps 424.6 billion increase in impairment loss on loans and other accounts receivable in 2017.

The increase in impairment loss on consumer loans and other accounts receivable, net for Banco de Bogotá’s Colombian operations was mainly driven by a 48.1% increase in the 91 days past due consumer loans and leases portfolio (the delinquency ratio of the consumer loan portfolio increased from 2.8% in 2016 to 3.8% in 2017). The increase on consumer 91 days past due loans and leases was mainly driven by the slow economic cycle in Colombia which affected household consumption and ability to pay.

The cost of risk for Banco de Bogotá’s Colombian operations, measured as impairment loss on loan and other accounts receivable divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 65 basis points from 2.1% in 2016 to 2.8% for 2017. The cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 71 basis points from 1.9% in 2016 to 2.6% for 2017. The increase in impairment losses for the specific corporate loans aforementioned accounted for 55 basis points of the increase on both the cost of risk and the cost of risk net of recoveries of charged-off assets.

Net impairment losses for Banco de Bogotá’s Central American operations:

Net impairment losses for the Central American operations increased by 18.0% or 144.5 billion to Ps 947.4 billion in 2017. The increase is mainly explained by a Ps 136.8 billion increase in impairment loss on loans and other accounts receivable, net. The ratio of net impairment loss on loans and other receivables to average loans and leases increased from 1.9% in 2016 to 2.1% in 2017, driven by an increase in loans and other accounts receivable in Costa Rica, Guatemala and Panamá and the strengthening of the bank’s coverage ratios over its past due loans.

Net commission and fee income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Commission and fee income:
Banking fees	2,995.4	2,865.5	130.0	4.5
Bonded warehouse services	109.5	123.4	(13.8)	(11.2)
Trust and portfolio management activities	160.5	147.5	13.0	8.8
Pension and severance fund management	924.8	822.3	102.5	12.5
Commission and fee income	4,190.2	3,958.7	231.5	5.8
Commission and fee expenses	(351.1)	(347.6)	(3.5)	1.0
Net commission and fee income	3,839.1	3,611.1	228.1	6.3

Net commission and fee income for Banco de Bogotá increased by 6.3% or Ps 228.1 billion in 2017 as compared to 2016, with Ps 132.8 billion resulting from Banco de Bogotá’s Colombian operations and Ps 95.2 billion resulting from Banco de Bogotá’s Central American operations.

The Ps 132.8 billion or 7.7% increase resulting from Banco de Bogotá’s Colombian operations was mainly driven by a Ps 102.8 billion or 13.0% increase in fees from pension and severance fund management, a Ps 41.8 billion or 4.6% increase in commissions from banking fees and a Ps 13.0 billion or 8.8% increase in fees from trust and portfolio management activities. These increases were partially offset by a Ps 10.9 billion or 4.3% increase in commission and fee expenses and a Ps 13.8 billion or 11.2% decrease in fees from bonded warehouse services.

The Ps 102.8 billion increase in fees from pension and severance fund management was mainly driven by a Ps 106.5 billion increase in Porvenir from Ps 790.0 billion in 2016 to Ps 869.5 billion in 2017.

This increase was primarily driven by a Ps 74.5 billion, or 12.9%, increase in fee income from the administration of mandatory pension funds from Ps 577.3 billion in 2016 to Ps 651.8 billion in 2017. Such results are explained by an increase of 0.5 million in the number of clients from 7.9 million as of December 31, 2016 to 8.5 million as of December 31, 2017.

Fee income from severance fund management increased by Ps 17.5 billion, or 12.5%, from Ps 140.1 billion in 2016 to Ps 157.5 billion in 2017. This increase was mainly due to an increase of 0.2 million in the number of severance funds clients from 3.8 million as of December 31, 2016 to 4.0 million as of December 31, 2017.

Revenues received from the administration of voluntary pension funds increased by Ps 12.7 billion or 20.4%, from Ps 62.4 billion in 2016 to Ps 75.2 billion in 2017. This increase was mainly due to an increase in the balance of managed funds from Ps 3.4 trillion as of December 31, 2016 to Ps 3.9 trillion as of December 31, 2017.

Revenues received from the administration of third-party liability pension funds increased by Ps 1.8 billion or 17.2% from Ps 10.3 billion in 2016 to Ps 12.0 billion in 2017.

Of the Ps 95.2 billion or 5.1% increase in net commission and fee income from Banco de Bogotá’s Central American operations, Ps 88.2 billion are explained by an increase in banking fees and Ps 7.5 billion by a decrease in commission and fee expenses.

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

During 2017, Banco de Bogotá’s net trading income was Ps 395.2 billion, 12.4% or Ps 43.6 billion higher than the Ps 351.6 billion for 2016. Colombian operations accounted for a Ps 64.7 billion increase in net trading income, offset in part by a Ps 21.1 billion decrease in net trading income from the Central American operations. The Ps 43.6 billion increase in net trading income was driven by a Ps 56.6 billion increase in net trading income from derivatives offset in part by a Ps 13.0 billion decrease in net trading income from investment securities held for trading through profit or loss.

Total income from valuation on trading and hedging derivatives increased Ps 56.6 billion from Ps 37.9 billion in 2016 to Ps 94.5 billion in 2017, driven by the fluctuation of the Colombian peso during 2017.

The Ps 13.0 billion decrease in net trading income from investment securities held for trading through profit or loss, for Banco de Bogotá, was mainly driven by a decrease in the return from 14.8% in 2016 to 13.3% in 2017, resulting in a Ps 32.0 billion decrease in income. The average balance of Banco de Bogotá’s fixed income and equity investments held for trading through profit or loss increased by 6.7%, or Ps 143.3 billion, to Ps 2,266.4 billion, and resulted in a Ps 19.0 billion increase in income.

For the Colombian operations, net trading income from investment securities held for trading through profit or loss increased by Ps 54.8 billion to Ps 215.2 billion in 2017. This increase was mainly explained by an increase in the average balance of the Colombian operations’ fixed income and equity investments held for trading through profit or loss of 20.6%, or Ps 363.0 billion, to Ps 2,126.6 billion, resulting in a Ps 36.7 billion increase in income. Furthermore, an increase in the average return from 9.1% in 2016 to 10.1% in 2017, led to a Ps 18.1 billion increase in income.

For the Central American operation net trading income from investment securities held for trading through profit or loss decreased Ps 67.8 billion from Ps 153.3 billion in 2016 to Ps 85.5 billion in 2017. The decrease was mainly explained by a decrease of Ps 219.7 billion in the average balance of fixed income and equity investments held for trading through profit or loss to Ps 139.8 billion, resulting in a Ps 134.4 billion decrease in income. Partially offsetting this decrease was an increase in the return in 2017, leading to a Ps 66.6 billion increase in income.

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

Total income from investment securities for Banco de Bogotá (comprised of income on investment in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 710.8 billion for 2017, Ps 28.9 billion lower than the Ps 739.7 billion for 2016. This was primarily driven by a decrease of 59 basis points in the average return on total investment securities from 5.9% in 2016 to 5.3% in 2017, generating a Ps 73.1 billion decrease in interest income, which was partially offset by a Ps 827.0 billion increase in the average balance of total investment securities from Ps 12,471.1 billion in 2016 to Ps 13,298.1 billion in 2017, resulting in a Ps 44.2 billion increase in interest income.

Total income from investment securities for Banco de Bogotá’s Colombian operations:

Total income from investment securities for Banco de Bogotá’s Colombian operations (comprised of income on investment in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 429.3 billion for 2017, Ps 19.1 billion higher than the Ps 410.3 billion for 2016. This was primarily driven by a Ps 512.0 billion increase in the average balance of total investment securities from Ps 7,421.1 billion in 2016 to Ps 7,933.1 billion in 2017, resulting in a Ps 27.7 billion increase in interest income. Partially offsetting this increase was a decrease of 12 basis points in the average return on total investment securities from 5.5% in 2016 to 5.4% in 2017, generating a Ps 8.6 billion decrease in interest income.

Total income from investment securities for Banco de Bogotá’s Central American operations:

Total income from investment securities for Banco de Bogotá’s Central American operations (comprised of income on investment in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 281.5 billion for 2017, Ps 48.0 billion lower than the Ps 329.4 billion for 2016. This was primarily driven by a decrease of 128 basis points in the average return on total investment securities from 6.5% in 2016 to 5.3% in 2017, generating a Ps 64.5 billion decrease in interest income. Partially offsetting this decrease was a Ps 315.0 billion increase in the average balance of total investment securities from Ps 5,050.0 billion in 2016 to Ps 5,364.9 billion in 2017, resulting in a Ps 16.5 billion increase in interest income.

When including the investment securities held for trading through profit or loss, Banco de Bogotá’s Central American operations average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) increased by 9.3% or Ps 4,367.7 billion to Ps 51,488.6 billion in 2017 and the net interest income plus net trading income from investment securities held for trading through profit or loss increased by 1.9%, or Ps 63.3 billion to Ps 3,378.9 billion in 2017. The return over average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, (ii) available for sale and held-to-maturity fixed income investments, and (iii) fixed income and equity investments held for trading through profit or loss) decreased by 47 basis points from 7.0% in 2016 to 6.6% in 2017.

Other income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	344.6	381.3	(36.7)	(9.6)
Gains on sales of investments, net	36.8	84.2	(47.4)	(56.3)
Income from sales of noncurrent assets held for sale	13.0	14.8	(1.9)	(12.6)
Equity method	42.6	112.2	(69.6)	(62.0)
Dividend income	4.4	1.8	2.6	148.6
Gain on valuation of assets, net	6.1	4.8	1.4	28.4
Income from non-financial sector, net	(134.5)	(102.5)	(32.0)	31.3
Other	183.2	2,598.7	(2,415.4)	(92.9)
Total other income	496.2	3,095.3	(2,599.1)	(84.0)

Total other income for Banco de Bogotá decreased by Ps 2,599.1 billion to Ps 496.2 in 2017, with Ps 2,616.4 billion resulting from Banco de Bogotá’s Colombian operations offset in part by a Ps 17.3 billion increase in total other income from Banco de Bogotá’s Central American operations.

The Ps 2,616.4 billion decrease from Banco de Bogotá’s Colombian operations was mainly driven by the one-time effect Ps 2,208.1 billion of income resulting from the deconsolidation of Corficolombiana in 2016, a Ps 207.7 billion decrease in other income of which Ps 126.6 billion is related to gains in non-monetary transactions associated with Credibanco in 2016 (due to change in the entity from a non-profit organization to a Limited Liability Company), a Ps 69.6 billion decrease in equity method related to a decrease in Corficolombiana’s net income (see Corficolombiana’s MD&A (“—Corficolombiana— Other income (expense)”), a Ps 62.2 billion decrease in foreign exchange gains (losses), net, a Ps 39.7 billion decrease in gains on sales of investments, net related to the sale of the bank’s investment in CIFIN S.A. in 2016 as part of a sale agreement signed with other minority shareholders to sell 100% of the company to TransUnion Netherlands II B.V., and a Ps 32.0 billion decrease in income from the non-financial sector related to higher personnel and administrative expenses in Banco de Bogotá’s subsidiary Megalinea.

The Ps 17.3 billion increase from Banco de Bogotá’s Central American operations was driven by a Ps 25.5 billion increase in foreign exchange gains (losses), net, offset in part by a Ps 7.7 billion decrease in gains on sales of investments, net.

Other expenses

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.4)	(6.2)	5.8	(93.4)
Personnel expenses	(2,471.5)	(2,466.0)	(5.5)	0.2
Salaries and employee benefits	(2,295.4)	(2,294.3)	(1.1)	0.0
Bonus plan payments	(118.1)	(111.9)	(6.2)	5.5
Labor severances	(58.0)	(59.8)	1.8	(3.0)
Administrative and other expenses	(2,979.0)	(2,790.3)	(188.6)	6.8
Depreciation and amortization	(361.6)	(352.6)	(9.0)	2.6
Wealth tax	(56.3)	(153.5)	97.2	(63.3)
Other expenses	(102.8)	(56.6)	(46.2)	81.8
Charitable and other donation expenses	(7.5)	(5.4)	(2.1)	39.7
Other	(95.3)	(51.2)	(44.1)	86.2
Total other expenses	(5,971.7)	(5,825.2)	(146.5)	2.5

Total other expenses for Banco de Bogotá increased by Ps 146.5 billion, or 2.5%, in 2017 as compared to 2016. This increase was driven by a Ps 188.6 billion increase in administrative and other expenses, a Ps 46.2 billion increase in other expenses, a Ps 9.0 billion increase in depreciations and amortizations and a Ps 5.5 billion increase in personnel expenses, which were partially offset by a Ps 97.2 billion decrease in wealth tax and a Ps 5.8 billion decrease in losses from sales of noncurrent assets held for sale.

The increase in administrative expenses was driven by a Ps 106.0 billion increase in fees, a Ps 50.7 billion increase in taxes and surcharges, a Ps 26.0 billion increase in maintenance and repairs and a Ps 5.5 billion increase in leases.

The increase in personnel expenses for Banco de Bogotá resulted from a 2.2% increase in yearly salaries and employee benefits per employee from Ps 48.8 million in 2016 to Ps 49.9 million in 2017. Partially offsetting this increase was a 2.1% decrease in headcount during the year from 47,024 employees in 2016 to 46,030 employees in 2017.

Banco de Bogotá’s efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other) improved from 49.6% in 2016 to 48.4% in 2017 and the ratio of personnel and administrative and other expenses as a percentage of average assets also improved from 3.85% in 2016 to 3.76% in 2017.

Of the Ps 146.5 billion increase in total other expenses for Banco de Bogotá, Ps 181.5 billion was driven by the Colombian operations while the Central American operations expenses decreased by 35.1 billion.

Other expenses for Banco de Bogotá’s Colombian operations:

The Ps 181.5 billion or 6.9% increase in total other expenses resulting from Colombian operations was mainly driven by a 12.7% or Ps 174.5 billion increase in administrative and other expenses, an 8.2% or Ps 73.2 billion increase in personnel expenses, and a Ps 30.5 billion increase in other expenses. Partially offsetting these increases was a Ps 97.2 billion decrease in wealth tax.

The increase in administrative expenses was driven by a Ps 102.3 billion increase in fees, a Ps 47.8 billion increase in taxes and surcharges, a Ps 17.7 billion increase in maintenance and repairs and a Ps 6.7 billion increase in leases.

The increase in personnel expenses for Banco de Bogotá’s Colombian operation resulted from an 8.2% increase in yearly salaries and employee benefits per employee from Ps 40.2 million in 2016 to Ps 43.5 million in 2017. Partially offsetting this increase was a 1.7% decrease in headcount during the year from 22,001 employees in 2016 to 21,629 employees in 2017.

Banco de Bogotá’s Colombian operations’ efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other) deteriorated from 43.9% in 2016 to 44.7% in 2017 and the ratio of personnel and administrative and other expenses as a percentage of average assets deteriorated from 3.0% in 2016 to 3.2% in 2017.

Other expenses for Banco de Bogotá’s Central American operations:

The Ps 35.1 billion decrease in total other expenses resulting from Central American operations is mainly explained by a 4.3% or Ps 67.6 billion decrease in personnel expenses, partially offset by Ps 14.2 billion increase in administrative and other expenses and a Ps 15.8 billion increase other expenses.

The decrease in personnel expenses for Banco de Bogotá’s Central American operation resulted from a 2.5% decrease in headcount during the year from 25,023 employees in 2016 to 24,401 employees in 2017 and a 1.5% decrease in yearly salaries and employee benefits per employee from Ps 56.4 million in 2016 to Ps 55.5 million in 2017.

The Ps 14.2 billion increase in administrative and other expenses was driven by a Ps 8.4 billion increase in maintenance and repairs, a Ps 3.7 billion increase in fees and a Ps 2.8 billion increase in taxes and surcharges.

Banco de Bogotá’s Central American’s operations’ efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other) improved from 55.1% in 2016 to 52.0% in 2017 and the ratio of personnel and administrative and other expenses as a percentage of average assets also improved from 4.8% in 2016 to 4.4% in 2017.

Income tax expense

Income tax expense for Banco de Bogotá decreased by 15.7%, or Ps 180.2 billion, to Ps 970.2 billion in 2017. Banco de Bogotá’s effective tax rate (calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense) was 31.2% in 2017 compared to 20.5% in 2016. The increase in the effective tax rate in 2017 was mainly explained by the one-time effect resulting from the deconsolidation of Corficolombiana which was a non-taxable income in 2016.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by Ps 39.1 billion, to Ps 225.0 billion in 2017 as compared with Ps 185.9 billion in 2016. The ratio of net income attributable to non-controlling interest to net income was 10.5% in 2017 compared to 4.2% in 2016. The increase was mainly explained by (i) the improvement in Porvenir’s results and the recognition of its non-controlling interests. and (ii) the one-time effect resulting from the deconsolidation of Corficolombiana in 2016.

Banco de Occidente

Net income

	For the year ended December 31,		Change, December 2017 vs December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	3,451.9	3,366.4	85.4	2.5
Interest expenses	(1,388.1)	(1,455.4)	67.2	(4.6)
Net interest income	2,063.7	1,911.1	152.7	8.0
Net impairment loss on loans, receivables and other assets	(900.7)	(489.0)	(411.7)	84.2
Net commission and fees income	307.7	292.6	15.2	5.2
Net trading income	49.7	40.0	9.7	24.1
Other income	228.9	255.9	(27.1)	(10.6)
Other expenses	(1,255.8)	(1,150.3)	(105.5)	9.2
Income before income tax expense	493.5	860.3	(366.8)	(42.6)
Income tax expense	(115.8)	(232.3)	116.5	(50.2)
Net Income	377.7	628.0	(250.3)	(39.9)
Net income attributable to:
Controlling interest	376.0	626.4	(250.4)	(40.0)
Non-controlling interest	1.6	1.6	0.0	2.8

Banco de Occidente’s net income attributable to controlling interest decreased by 40.0%, or Ps 250.4 billion, to Ps 376.0 billion in 2017 as compared to Ps 626.4 billion in 2016. Despite a Ps 152.7 billion increase in net interest income, a Ps 116.5 billion decrease in income tax expense, a Ps 15.2 billion increase in net income from commissions and fees and a Ps 9.7 billion increase in net trading income, the decrease in net income was primarily due to a Ps 411.7 billion, or 84.2%, increase in net impairment loss on loans, receivables and other assets a Ps 105.5 billion increase in total other expenses and a Ps 27.1 billion decrease in other income.

Net interest income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	2,020.0	2,032.5	(12.6)	(0.6)
Consumer loans and leases	1,107.4	1,022.4	84.9	8.3
Mortgage loans and leases	109.0	90.2	18.8	20.8
Interbank and overnight funds	25.8	7.1	18.7	262.5
Interest on loans and leases	3,262.1	3,152.3	109.8	3.5
Interest on investments in debt securities	189.8	214.2	(24.4)	(11.4)
Total interest income	3,451.9	3,366.4	85.4	2.5
Interest expense:
Checking accounts	(11.4)	(12.3)	0.9	(7.1)
Time deposits	(534.8)	(568.7)	33.8	(5.9)
Savings deposits	(487.2)	(485.9)	(1.2)	0.3
Total interest expense on deposits	(1,033.4)	(1,066.9)	33.5	(3.1)
Borrowings from banks and others	(37.2)	(37.6)	0.5	(1.2)
Interbank and overnight funds	(22.7)	(39.5)	16.8	(42.5)
Long-term debt (bonds)	(242.3)	(263.8)	21.4	(8.1)
Borrowings from development entities	(52.5)	(47.6)	(4.9)	10.4
Total interest expense	(1,388.1)	(1,455.4)	67.2	(4.6)
Net interest income	2,063.7	1,911.1	152.7	8.0

Banco de Occidente’s net interest income increased by 8.0%, or Ps 152.7 billion, to Ps 2,063.7 billion in 2017 as compared to 2016. This increase was primarily driven by a Ps 85.4 billion or 2.5% increase in total interest income to Ps 3,451.9 billion in 2017 and a Ps 67.2 billion, or 4.6%, decrease in interest expense during the same period. The increase in total income was as a result of a 3.5%, or Ps 109.8 billion, increase in interest income on total loans and leases (which includes income from interbank and overnight funds) to Ps 3,262.1 billion and despite a 11.4%, or Ps 24.4 billion, decrease in interest on investments in debt securities to Ps 189.8 billion in 2017. The Ps 109.8 billion increase in interest income on total loans and leases was driven by a Ps 91.1 billion increase in interest income on loans and leases and a Ps 18.7 billion increase in income from interbank and overnight funds.

The Ps 91.1 billion increase in interest income earned on loans and leases was driven by a 2.6%, or Ps 698.5 billion, increase in Banco de Occidente’s average interest earning loan portfolio from Ps 26,586.2 billion in 2016 to Ps 27,284.7 billion in 2017, which resulted in a Ps 82.9 billion increase in interest income and a 3 basis points increase in the average yield on loans from 11.8% in 2016 to 11.9% in 2017, which resulted in a Ps 8.3 billion increase in interest income. Despite a 98 basis points decrease in the average Central Bank rate, from 7.10% in 2016 to 6.13% in 2017, Banco de Occidente’s average yield on loans increased due to a lag in repricing of the loan portfolio, particularly in the consumer and mortgage portfolios (which represent 29.6% of Banco Occidente’s loans and leases excluding interbank and overnight funds) where 74.8% of these portfolios are fixed rate and due to the slow growth of the average loan book. The increase in interest income on loans and leases was driven by a Ps 84.9 billion increase in income on consumer loans and leases and a Ps 18.8 billion increase in interest income on mortgage loans and leases, offset in part by a Ps 12.6 billion decrease in income on commercial loans and leases.

The increase in interest earned on consumer loans and leases of Ps 84.9 billion was mainly driven by a 5.1%, or Ps 333.9 billion, increase in Banco de Occidente’s average consumer loans and leases portfolio from Ps 6,574.0 billion in 2016 to Ps 6,907.9 billion in 2017, which resulted in a Ps 53.5 billion increase in interest income. The increase in average consumer loans and leases portfolio was driven by an increase in the balance of personal loans and credit cards. In addition, a 48 basis points increase in the average yield on consumer loans and leases from 15.6% in 2016 to 16.0% in 2017, resulted in a Ps 31.4 billion increase in interest income. The increase in the average yield resulted from the lag in repricing in a decreasing interest rate environment, as described above.

The increase in interest income on mortgage loans and leases of Ps 18.8 billion was driven by an 16.2%, or Ps 150.1 billion, increase in Banco de Occidente’s average mortgage loans and leases portfolio from Ps 929.0 billion in 2016 to Ps 1,079.0 billion in 2017, which resulted in a Ps 15.2 billion increase in interest income. The average yield on mortgage loans and leases increased 39 basis points from 9.7% in 2016 to 10.1% in 2017, which resulted in a Ps 3.6 billion increase in interest income.

The Ps 12.6 billion, or 0.6%, decrease in interest income on commercial loans and leases was driven by a 18 basis points decrease in the average yield on commercial loans from 10.7% in 2016 to 10.5% in 2017, which resulted in a Ps 35.0 billion decrease in interest income. This decrease was partially offset by a 1.1%, or Ps 214.6 billion, increase in Banco de Occidente’s average commercial loans and leases portfolio from Ps 19,083.2 billion in 2016 to Ps 19,297.8 billion in 2017, which resulted in a Ps 22.5 billion increase in interest income.

Interest earned on interbank and overnight funds increased by Ps 18.7 billion from Ps 7.1 billion in 2016 to Ps 25.8 billion in 2017 driven by a Ps 569.8 billion increase in the average balance of these funds.

The Ps 24.4 billion decrease to Ps 189.8 billion in interest on investments in debt securities in 2017, is explained by a 56 basis points decrease in the average yield of these investments from 4.9% in 2016 to 4.4% in 2017, which resulted in a 24.5 billion decrease in interest income.

Total interest expense decreased by 4.6% or Ps 67.2 billion in 2017 as compared to 2016, mainly driven by a 62 basis points decrease in the average cost of funds from 5.7% in 2016 to 5.1% in 2017 which led to a Ps 155.9 billion decrease in interest expense. The decrease in the average cost of funds resulted from the decreasing interest rate environment described above. The average balance of interest-bearing liabilities increased from Ps 25,340.9 billion in 2016 to Ps 27,068.8 billion in 2017, resulting in a Ps 88.6 billion increase in interest expense. The Ps 67.2 billion decrease in total interest expense was mainly driven by a Ps 33.5 billion decrease in interest expense on interest-bearing deposits, a Ps 21.4 billion decrease in interest expense on long-term debt, a Ps 16.8 billion decrease in interest expense on interbank and overnight funds and Ps 4.5 billion increase in interest expense on borrowings from banks and others (including borrowings from development entities).

The Ps 33.5 billion, or 3.1%, decrease in interest expense for interest-bearing deposits to Ps 1,033.4 billion in 2017 was mainly driven by a 55 basis points decrease in the average cost of interest-bearing deposits from 5.4% in 2016 to 4.9% in 2017, resulting in a Ps 108.2 billion decrease in interest expense. This decrease in interest expense for interest-bearing deposits was partially offset by a 7.8%, or Ps 1.532.6 billion, increase in the average balance of interest-bearing deposits from Ps 19,651.1 billion in 2016 to Ps 21,183.7 billion in 2017, resulting in a Ps 74.8 billion increase in interest expense. Broken down by type of deposit, the decrease in interest expense on interest-bearing deposits is mainly explained by a Ps 33.8 billion decrease in interest expense on time deposits, a Ps 0.9 billion decrease in interest expense on checking deposits and a Ps 1.2 billion increase in interest expense on savings deposits.

The Ps 33.8 billion increase in interest expense on time deposits was mainly driven by a decrease in the average cost of 70 basis points from 6.5% in 2016 to 5.8% in 2017, which resulted in a Ps 61.5 billion decrease in interest expense, offset in part by a 5.5%, or Ps 476.5 billion, increase in the average balance of time deposits to Ps 9,215.7 billion, which resulted in a Ps 27.7 billion increase in interest expense.

The Ps 21.4 billion decrease in interest expense on long-term debt was driven by a 208 basis points decrease in the cost from 10.3% in 2016 to 8.2% in 2017, which resulted in a Ps 53.2 billion decrease in interest expense. The decrease in the average rate paid was in line with the decrease in inflation and the Central Banks interest rate, to which banks’ bonds are fixed. The average balance of long-term debt increased by 15.1%, or Ps 385.4 billion, to Ps 2,939.6 billion, which resulted in a Ps 31.8 billion increase in interest expense.

The decrease in interest expense on interbank and overnight funds of Ps 16.8 billion was driven by a 129 basis points decrease in the average rate paid from 4.1% in 2016 to 2.8% in 2017, which resulted in a Ps 12.4 billion decrease in interest expense. Furthermore, the average balance of these funds decrease by 16.4%, or Ps 157.5 billion, to Ps 802.9 billion, which resulted in a Ps 4.5 billion decrease in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 4.1%, or Ps 1,269.5 billion, from Ps 31,106.3 billion in 2016 to Ps 32,375.9 billion in 2017 and net interest income increased by 8.0%, or Ps 152.7 billion, from Ps 1,911.1 billion to Ps 2,063.7 billion over the same period, which resulted in a 23 basis points increase in the net interest margin from 6.1% in 2016 to 6.4% in 2017. The interest spread between the average rate on loans and leases and the average rate paid on deposits increased by 58 basis points from 6.4% to 7.0% over the same period. The increase in net interest margin (NIM) and spread were driven by (i) the lag in repricing of Banco de Occidente’s consumer and mortgage loan portfolios and (ii) higher growth in Banco de Occidente’s average consumer and mortgage loan portfolios that outpaced the growth of the commercial loan portfolio in the year.

Net impairment loss on loans, receivables and other assets

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Net impairment loss on loans, receivables and other assets:
Impairment loss on loan and other accounts receivable	(993.4)	(579.5)	(413.9)	71.4
Impairment loss on other assets	(2.9)	(0.0)	(2.9)	N.A.
Recovery of charged-off assets	95.5	90.5	5.0	5.5
Net impairment loss on loans, receivables and other assets	(900.7)	(489.0)	(411.7)	84.2

	Year ended December 31,
	2017		2016		Change, 2017 vs. 2016
	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Total loans and leases:	954.5	3.5%	639.3	2.3%	315.2	1.2
Commercial loans and leases	689.9	3.6%	444.0	2.3%	245.9	1.3
Consumer loans and leases	238.3	3.5%	174.0	2.5%	64.3	0.9
Mortgage loans and leases	26.3	2.2%	21.3	2.1%	5.0	0.1

(1)	Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on loans, receivables and other assets increased by 84.2%, or Ps 411.7 billion, in 2017 as compared to 2016. This increase was primarily driven by a Ps 413.9 billion increase in impairment loss on loans and other accounts receivable, net and a Ps 2.9 billion increase in impairment loss on other assets. These increases were partially offset by a Ps 5.0 billion increase in recoveries of charged-off assets.

The increase in impairment loss on loans and other accounts receivable, net of Ps 413.9 billion was driven by both an increase in the bank’s impairment loss on commercial loans and other accounts receivable, net and an increase in impairment loss on consumer loans and other accounts receivable, net.

The increase in impairment loss on commercial loans and other accounts receivable, net was mainly driven by the impact of specific corporate loans, whose deterioration was not related to the economic cycle, but rather to problems specific to each company, such as Electricaribe, Concesionaria Ruta del Sol and SITP (Bogotá’s Mass Transportation System). The impairment losses for these loans in the year were (i) Ps 64.8 billion for Electricaribe, (ii) Ps 22.7 billion for Concesionaria Ruta del Sol and (iii) Ps 9.6 billion for SITP. As of December 31, 2017 the coverage ratio on those loans was 68.8%, 12.9% and 13.9%, respectively. These provisions accounted for 21.2% of the Ps 413.9 billion increase in impairment loss on loans and other accounts receivable in 2017.

The increase in impairment loss on consumer loans and other accounts receivable, net was mainly driven by a 36.9% increase in the 91 days past due consumer loans and leases portfolio (the delinquency ratio of the consumer loan portfolio increased from 2.5% in 2016 to 3.5% in 2017). The increase in consumer 91 days past due loans and leases was driven by the slow economic cycle in Colombia which affected household consumption and ability to pay.

The recovery of charged-off assets increased by Ps 5.0 billion, to Ps 95.5 billion.

The bank’s cost of risk, measured as impairment loss on loan and other accounts receivable divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 146 basis points from 2.2% in 2016 to 3.6% for 2017. The bank’s cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 145 basis points from 1.8% in 2016 to 3.3% for 2017. The increase in impairment losses for these corporate loans accounted for 32 basis points of the increase on both the cost of risk and the cost of risk net of recoveries of charged-off assets. The rest of the deterioration of the ratio was driven by the general deterioration of the loan portfolio.

Charge-offs increased from Ps 467.3 billion for the year ended December 31, 2016 to Ps 683.1 billion for the year ended December 31, 2017 and the ratio of charge-offs to average loans (excluding interbank and overnight funds) increased from 1.8% for the year ended December 31, 2016 to 2.5% for the year ended December 31, 2017. Since Banco de Occidente’s net impairment loss on loans and leases increased, in absolute terms more than charge-offs the allowance for impairment losses on loans and leases increased from Ps 872.3 billion as of December 31, 2016 to Ps 1,135.7 billion as of December 31, 2017. As of December 31, 2017 Banco de Occidente’s coverage over its 91 days past due loans was 119.0% versus 136.4% as of December 31, 2016.

Net commission and fee income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Commissions and fee income:
Banking fees	340.5	339.0	1.6	0.5
Trust activities	61.3	53.4	7.9	14.8
Commission and fee income	401.8	392.4	9.5	2.4
Commission and fee expenses	(94.1)	(99.8)	5.7	(5.7)
Net commission and fee income	307.7	292.6	15.2	5.2

Net commission and fee income increased by 5.2% or Ps 15.2 billion to Ps 307.7 billion in 2017 as compared to 2016. This was primarily due to a 14.8%, or Ps 7.9 billion, increase in trust activities fees, a 5.7%, or Ps 5.7 billion, decrease in commission and fee expenses and a Ps 1.6 billion increase in banking fees.

The decrease in commission and fee expenses was due to a decrease in commission expenses from banking services.

Net trading income

Banco de Occidente’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2017, the bank’s net trading income came in at Ps 49.7 billion, Ps 9.7 billion higher than the Ps 40.0 billion obtained in 2016.

Net trading income from investment securities held for trading through profit or loss increased Ps 29.0 billion to Ps 45.8 billion in 2017. This increase was mainly driven by an increase in the average yield from 3.7% in 2016 to 8.7% in 2017, resulting in a Ps 22.7 billion increase in income. Furthermore, a 15.9%, or Ps 71.8 billion, increase in the average balance of Banco de Occidente’s fixed income and equity investments held for trading through profit or loss to Ps 524.6 billion, resulted in a Ps 6.3 billion increase in income.

Net trading income from derivatives decreased Ps 19.3 billion from a gain of Ps 23.2 billion in 2016 to a gain of Ps 3.9 billion in 2017.

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

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income in investment securities held for trading through profit or loss) was Ps 235.5 billion for 2017, 2.0% or Ps 4.6 billion higher than the Ps 230.9 billion registered during 2016. This was primarily driven by a Ps 73.0 billion increase in the average balance of total investment securities from Ps 4,791.6 billion in 2016 to Ps 4,864.6 billion in 2017, resulting in a Ps 3.5 billion increase in interest income. The average yield on investment securities slightly increased from 4.82% in 2016 to 4.84% in 2017, generating a Ps 1.1 billion increase in interest income.

Other income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	52.1	21.2	30.8	145.2
Gains on sales of investments, net	13.6	47.8	(34.2)	(71.6)
Income from sales of noncurrent assets held for sale	0.4	0.3	0.1	56.1
Equity method	142.0	117.6	24.3	20.7
Dividend income	5.9	21.5	(15.6)	(72.7)
Gains on valuation of assets, net	32.6	31.3	1.3	4.3
Income from non-financial sector, net	(66.0)	(67.7)	1.8	(2.6)
Other	48.3	84.0	(35.6)	(42.5)
Total other income	228.9	255.9	(27.1)	(10.6)

Total other income decreased by 10.6%, or Ps 27.1 billion, to Ps 228.9 billion in 2017 as compared to 2016. This decrease was mainly driven by a Ps 35.6 billion decrease in other income of which Ps 37.3 billion is related to gains in non-monetary transactions associated with Credibanco in 2016 (due to the entity’s change from a non-profit organization to a Limited Liability Company), a Ps 34.2 billion decrease in gains on sales of investments, mainly related to the sale of the bank’s investment in CIFIN S.A. in 2016 for Ps 39.8 billion as part of a sale agreement signed with other minority shareholders to sell 100% of the company to TransUnion Netherlands II B.V. and a Ps 15.6 billion decrease in dividend income primarily from Corficolombiana. These decreases were partially offset by a Ps 30.8 billion increase in foreign exchange gains (losses), net, a Ps 24.3 billion increase in equity method primarily from Porvenir, a Ps 1.8 billion increase in income from non-financial sector, net, and a Ps 1.3 billion increase in gains on valuation of assets.

Other expenses

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.9)	(0.0)	(0.9)	N.A.
Personnel expenses	(478.7)	(441.0)	(37.7)	8.6
Salaries and employee benefits	(471.9)	(430.7)	(41.2)	9.6
Bonus plan payments	(4.4)	(4.6)	0.1	(2.6)
Labor severances	(2.4)	(5.7)	3.3	(57.6)
Administrative and other expenses	(685.2)	(594.9)	(90.3)	15.2
Depreciation and amortization	(69.3)	(64.3)	(5.0)	7.8
Wealth tax	(15.1)	(37.3)	22.2	(59.5)
Other expenses	(6.6)	(12.9)	6.3	(48.6)
Charitable and other donation expenses	(0.5)	(0.2)	(0.3)	138.4
Other	(6.1)	(12.7)	6.6	(51.8)
Total other expenses	(1,255.8)	(1,150.3)	(105.5)	9.2

Total other expenses increased by 9.2%, or Ps 105.5 billion to Ps 1, 255.8 billion in 2017 as compared to 2016, mainly driven by an increase of Ps 90.3 billion or 15.2% increase in administrative and other expenses, a Ps 37.7 billion, or 8.6%, increase in personnel expenses, and a Ps 5.0 billion, or 7.8%, increase in depreciation and amortization. Partially offsetting these increases was a Ps 22.2 billion, or 59.5%, decrease in wealth tax.

Administrative and other expenses increased by Ps 90.3 billion to Ps 685.2 billion in 2017 from Ps 594.9 billion in 2016, mainly explained by (i) a Ps 36.1 billion increase in fees; (ii) a Ps 16.4 billion increase in taxes and surcharges; (iii) a Ps 12.7 billion increase in contributions and affiliations; (iv) a Ps 9.7 billion increase in maintenance and repair; and (v) a Ps 4.8 billion increase in insurance expenses.

The Ps 37.7 billion increase in personnel expenses is explained by a Ps 41.2 billion increase in salaries and employee benefits and a Ps 3.3 billion increase in labor severances. The 9.6%, or Ps 41.2 billion, increase in salaries and employee benefits was explained by a 6.8% increase in Banco de Occidente’s headcount from 10,178 employees in 2016 to 10,869 employees in 2017 mainly due to outsourced personnel. The yearly salaries and employee benefits per employee increased from Ps 42.3 million in 2016 to Ps 43.4 million in 2017.

Banco de Occidente’s efficiency ratio deteriorated from 42.9% for 2016 to 44.7% for 2017. The ratio of personnel expenses and administrative and other expenses as a percentage of average assets deteriorated from 2.9% for 2016 to 3.2% for 2017.

Income tax expense

Income tax expense for Banco de Occidente decreased by Ps 116.5 billion, or 50.2%, to Ps 115.8 billion for the year ended December 31, 2017, primarily due to a decrease in income before income tax expense of 52.3%. Banco de Occidente’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) increased from 30.6% for the year ended December 31, 2016 to 32.1% for the year ended December 31, 2017.

Net income attributable to non-controlling interest

Banco de Occidente’s net income attributable to non-controlling interest remained virtually unchanged at Ps 1.6 billion for both 2016 and 2017. Net income attributable to non-controlling interest is not a significant contributor to net income for Banco de Occidente, responsible for only 0.4% of net income for the year ended December 31, 2017.

Banco Popular

Net income

	Banco Popular Consolidated
	For the year ended December 31,		Change December 2017 vs December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	2,197.8	2,043.7	154.1	7.5
Interest expenses	(977.4)	(995.1)	17.6	(1.8)
Net interest income	1,220.4	1,048.7	171.7	16.4
Net impairment loss on loans, receivables and other assets	(242.5)	(199.2)	(43.3)	21.7
Net commission and fees income	142.1	138.1	4.0	2.9
Net trading income	21.2	23.4	(2.2)	(9.4)
Other income	90.4	188.2	(97.8)	(52.0)
Other expenses	(917.0)	(866.8)	(50.2)	5.8
Income before income tax expense	314.6	332.4	(17.8)	(5.4)
Income tax expense	(108.9)	(151.4)	42.5	(28.0)
Net Income	205.7	181.1	24.6	13.6
Net income attributable to:
Controlling interest	187.0	179.9	7.1	3.9
Non-controlling interest	18.7	1.2	17.5	N.A.

Banco Popular’s net income attributable to controlling interest increased by 3.9%, or Ps 7.1 billion, to Ps 187.0 billion in 2017 as compared to Ps 179.9 billion in 2016. This increase is attributable to a Ps 171.7 billion increase in net interest income, a Ps 42.5 billion decrease in income tax expense and a Ps 4.0 billion increase in net income from commissions and fees. Partially offsetting the above, was a Ps 97.8 billion decrease in total other income, a Ps 50.2 billion increase in other expenses, a Ps 43.3 billion increase in net impairment loss on loans, receivables and other assets and a Ps 2.2 billion decrease in net trading income.

Net interest income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	660.4	661.7	(1.3)	(0.2)
Consumer loans and leases	1,371.8	1,227.1	144.7	11.8
Mortgage loans and leases	50.0	35.2	14.8	42.0
Microcredit loans and leases	1.1	1.6	(0.6)	(34.5)
Interbank and overnight funds	2.1	6.4	(4.2)	(66.5)
Interest on loans and leases	2,085.4	1,932.0	153.4	7.9
Interest on investments in debt securities	112.4	111.7	0.7	0.6
Total interest income	2,197.8	2,043.7	154.1	7.5
Interest expense:
Checking accounts	(1.7)	(0.6)	(1.1)	170.6
Time deposits	(411.5)	(371.1)	(40.4)	10.9
Savings deposits	(402.2)	(407.4)	5.2	(1.3)
Total interest expense on deposits	(815.5)	(779.2)	(36.3)	4.7
Borrowings from banks and others	(5.5)	(2.5)	(3.0)	120.2
Interbank and overnight funds	(31.4)	(67.7)	36.3	(53.6)
Long-term debt (bonds)	(119.4)	(138.6)	19.3	(13.9)
Borrowings from development entities	(5.6)	(7.0)	1.4	(19.7)
Total interest expense	(977.4)	(995.1)	17.6	(1.8)
Net interest income	1,220.4	1,048.7	171.7	16.4

Banco Popular’s net interest income increased by 16.4%, or Ps 171.7 billion, from Ps 1,048.7 billion in 2016 to Ps 1,220.4 billion in 2017. This increase was driven by a Ps 154.1 billion or 7.5% increase in total interest income and a Ps 17.6 billion or 1.8% decrease in total interest expense. The increase in total interest income is explained by a Ps 153.4 billion increase in interest income on total loans and leases (which include income from interbank and overnight funds) and a Ps 0.7 billion increase in income on investments in debt securities. The Ps 153.4 billion increase in interest income on total loans and leases was driven by an increase in interest income from loans and leases of Ps 157.6 billion to Ps 2,083.3 billion in 2017 which was partially offset by a Ps 4.2 billion decrease in income from interbank and overnight funds.

The increase in interest earned on loans and leases of Ps 157.6 billion was explained by a 7.5%, or Ps 1,179.0 billion, increase in Banco Popular’s average interest-earning loans and leases portfolio from Ps 15,667.6 billion in 2016 to Ps 16,846.6 billion in 2017, which resulted in a Ps 145.8 billion increase in interest income. Also contributing to the increase in interest earned on loans and leases was an 8 basis points increase in the average yield of loans and financial leases from 12.3% in 2016 to 12.4% in 2017, which resulted in a Ps 11.8 billion increase in interest income on loans and leases. Despite a 98 basis points decrease in the average Central Bank rate, from 7.10% in 2016 to 6.13% in 2017, Banco Popular’s average yield on loans increased due to a lag in the repricing of the loan portfolio, particularly in the consumer and mortgage portfolios (which represent 57.3% of Banco Popular’s loans and leases excluding interbank and overnight funds) with 99.3% of these portfolios being fixed rate. As shown in the results of other banks, the consumer portfolio’s average rate (the majority of which is fixed rate) did not react in line with the trend of the central bank. However, this yield resilience is expected to change in 2018.

The increase in interest income on loans and leases was driven by a Ps 144.7 billion increase in income on consumer loans and leases and a Ps 14.8 billion increase in income on mortgage loans and leases. These increases were partially offset by a Ps 1.3 billion decrease in interest income on commercial loans and leases.

The Ps 144.7 billion, or 11.8%, increase in interest income on consumer loans and leases was driven by a 10.9%, or Ps 895.9 billion, increase in Banco Popular’s average consumer loans and leases portfolio from Ps 8,214.7 billion in 2016 to Ps 9,110.6 billion in 2017 which resulted in a Ps 134.9 billion increase in interest income. The increase in the average consumer loans and leases portfolio of the bank was driven by an increase in personal loans, primarily consisting of payroll loans which hold the least risk within the consumer portfolio. Additionally, a 12 basis points increase in the average yield on consumer loans from 14.9% in 2016 to 15.1% in 2017 resulted in a Ps 9.8 billion increase in interest income.

The Ps 14.8 billion increase in interest income on mortgage loans and leases was driven by a 36.5% or Ps 155.7 billion increase in Banco Popular’s average mortgage loans and leases portfolio from Ps 427.1 billion in 2016 to Ps 582.8 billion in 2017, which resulted in a Ps 13.4 billion increase in interest income. The average yield on mortgage loans and leases increased 33 basis points from 8.2% in 2016 to 8.6% in 2017, which resulted in a Ps 1.4 billion increase in interest income. Despite a slow economic environment, the bank was able to grow at this pace due to the small base of its mortgage portfolio.

The decrease in interest earned on commercial loans and leases of Ps 1.3 billion was mainly driven by a 19 basis points decrease in the average yield on commercial loans and leases from 9.4% in 2016 to 9.2% in 2017, which resulted in a Ps 13.2 billion decrease in interest income. The decrease in the average yield resulted from the decreasing interest rate environment, described above. This decrease was partially offset by a 1.8% or Ps 129.4 billion increase in Banco Popular’s average commercial loans and leases portfolio from Ps 7,016.4 billion in 2016 to Ps 7,145.8 billion in 2017, which resulted in a Ps 12.0 billion increase in interest income. The increase in the average commercial loans and leases portfolio was driven by an increase in the balance of general purpose loans and working capital loans.

Interest earned on interbank and overnight funds decreased by Ps 4.2 billion from Ps 6.4 billion in 2016 to Ps 2.1 billion in 2017.

The Ps 0.7 billion increase to Ps 112.4 billion in 2017 in income on investments in debt securities mainly reflects a 12.3%, or Ps 227.1 billion, increase in the average balance of investments in debt securities from Ps 1,840.0 billion in 2016 to Ps 2,067.1 billion in 2017, which led to a Ps 12.3 billion increase in interest income. This increase was partially offset by a 63 basis points decrease in the yield from 6.1% in 2016 to 5.4% in 2017 resulting in a Ps 11.7 billion decrease in interest income.

Total interest expense, on the other hand, decreased by 1.8%, or Ps 17.6 billion, to Ps 977.4 billion in 2017 as compared to 2016, mainly driven by a 63 basis points decrease in the average cost of funds from 6.6% in 2016 to 5.9% in 2017, which resulted in a Ps 95.2 billion decrease in interest expense. The decrease in the average cost of funds resulted from the decreasing interest rate environment described above and was partially offset by an increase in the average balance of interest-bearing liabilities. The average balance of interest-bearing liabilities increased from Ps 15,175.2 billion in 2016 to Ps 16,483.4 billion in 2017 which resulted in a Ps 77.6 billion increase in interest expense. The decrease in interest expense was driven by a Ps 36.3 billion decrease in interest expense on interbank and overnight funds and a Ps 19.3 billion decrease in interest expense on long-term debt, which were offset in part by a Ps 36.3 increase in interest expense on interest-bearing deposits and a Ps 1.6 billion increase in interest expense in borrowings from banks and other and development entities.

The Ps 36.3 billion decrease in interest expense on interbank and overnight funds from Ps 67.7 billion in 2016 to Ps 31.4 billion in 2017 was driven by a decrease in the average balance of interbank and overnight funds from Ps 1,026.3 billion in 2016 to Ps 578.0 billion in 2017, which resulted in a Ps 24.4 billion decrease in interest expense. Furthermore, a decrease in the average rate paid on interbank and overnight funds from 6.6% in 2016 to 5.4% in 2017, resulted in a Ps 11.9 billion decrease in interest expense.

The decrease in interest expense on long-term debt of Ps 19.3 billion was primarily driven by a 198 basis points decrease in the average rate paid on long-term debt from 9.6% in 2016 to 7.6% in 2017, which resulted in a Ps 28.6 billion decrease in interest expense. This increase was partially offset by a 8.5%, or Ps 122.8 billion, increase in the average balance of long-term debt from Ps 1,446.5 billion in 2016 to Ps 1,569.3 billion in 2017, which resulted in a Ps 9.3 billion increase in interest expense.

Total interest expense for interest-bearing deposits, which represent the majority of the bank’s funding, increased by Ps 36.3 billion, to Ps 815.5 billion in 2017 as compared to Ps 779.2 billion in 2016, mainly driven by a 12.6%, or Ps 1,569.8 billion increase in the average balance of interest-bearing deposits from Ps 12,433.6 billion in 2016 to Ps 14,003.4 billion in 2017, which led to a Ps 91.4 billion increase in interest expense. This increase was partially offset by a 44 basis points decrease in the average cost of these funds from 6.3% in 2016 to 5.8% in 2017, resulting in a Ps 55.2 billion decrease in interest expense. Broken down by type of deposit, the increase in interest expense on interest-bearing deposits is mainly explained by a Ps 40.4 billion increase in interest expense on time deposits, offset in part by a Ps 5.2 billion decrease in interest expense on savings deposits.

The increase in interest expense on time deposits of Ps 40.4 billion was driven by a 26.3% or Ps 1,173.7 billion increase in the average balance of time deposits from Ps 4,462.4 billion in 2016 to Ps 5,636.1 billion in 2017, which resulted in a Ps 85.7 billion increase in interest expense. The average interest rate paid on time deposits on the other hand decreased by 102 basis points to 7.3% in 2017, which resulted in a Ps 45.3 billion decrease in interest expense.

The Ps 5.2 billion decrease in interest expenses on savings deposits was mainly due to a 30 basis points decrease in the average rate paid on savings deposits to 4.8%, which resulted in a Ps 24.3 billion decrease in interest expense. The average balance of savings deposits increased by 5.0%, or Ps 396.1 billion, from Ps 7,970.3 billion in 2016 to Ps 8,366.4 billion in 2017, which partially offset the aforementioned decrease and resulted in a Ps 19.0 billion increase in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds and (ii) available for sale and held to maturity fixed income investments) increased by 8.2%, or Ps 1,438.4 billion, to Ps 18,960.4 billion in 2017 as compared to Ps 17,522.0 billion in 2016, and net interest income increased by 16.4%, or Ps 171.7 billion, from Ps 1,048.7 billion in 2016 to Ps 1,220.4 billion in 2017, which resulted in a 45 basis point increase in the net interest margin from 6.0% in 2016 to 6.4% in 2017. This expansion of the net interest margin was expected for Banco Popular during a decreasing rate scenario as most of Banco Popular’s loan portfolio is comprised of consumer loans, by nature with fixed yields, which have shown less sensitivity than commercial loans to the movements in the Central Bank rate.

Interest spread between the average yield earned on loans and leases and the average rate paid on deposits increased by 52 basis points from 6.0% in 2016 to 6.5% in 2017. As in the case of the net interest margin, the expansion of the spread between the average yield earned on loans and leases and the average rate paid on deposits was expected during a decreasing rate scenario.

Net impairment loss on loans, receivables and other assets

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	Total Income/Expense	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Net impairment loss on loans, receivables and other assets:
Impairment loss on loan and other accounts receivable	(258.9)	(229.9)	(29.0)	12.6
Impairment loss on other assets	(9.9)	0.0	(9.9)	N.A.
Recovery of charged-off assets	26.4	30.8	(4.4)	(14.3)
Net impairment loss on loans, receivables and other assets	(242.5)	(199.2)	(43.3)	21.7

	Year ended December 31,
	2017		2016		Change, 2017 vs. 2016
	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio
					#	%
	(in Ps billions)
Delinquency Ratios:	483.0	2.7%	342.3	2.1%	140.7	0.7
Commercial loans and leases	170.7	2.3%	114.8	1.6%	55.9	0.6
Consumer loans and leases	299.2	3.2%	220.7	2.5%	78.4	0.7
Mortgage loans and leases	12.3	1.9%	6.1	1.2%	6.2	0.7
Microcredit loans and leases	0.8	10.8%	0.7	8.5%	0.1	2.3

(1)	Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on loans, receivables and other assets increased by Ps 43.3 billion, or 21.7% in 2017 as compared to 2016. This increase was primarily driven by a Ps 29.0 billion increase in impairment loss on loan and other accounts receivable, a Ps 9.9 billion increase in impairment loss on other assets and a Ps 4.4 billion decrease in recoveries of charged-off assets.

The Ps 29.0 billion increase in loss on loan and other accounts receivable, net was driven by both an increase in the bank’s impairment loss on commercial loans and other accounts receivable, net and an increase in impairment loss consumer loans and other accounts receivable, net.

The increase in impairment loss on commercial loans and other accounts receivable, net was mainly driven by the impact of specific corporate loans, whose deterioration was not related to the economic cycle, but rather to specific problems in each company, such as Concesionaria Ruta del Sol and SITP (Bogotá’s Mass Transportation System). The impairment losses for these loans in the year were (i) Ps 16.6 billion for Concesionaria Ruta del Sol, and (ii) Ps 2.1 billion for SITP. As of December 31, 2017 the coverage ratio on those loans was 12.9% and 8.2%, respectively. These provisions accounted for 68.6% of the Ps 29.0 billion increase in impairment loss on loans and other accounts receivable in 2017.

The increase in impairment loss on consumer loans and other accounts receivable, net was mainly driven by (i) the requirements derived from the 10.9% growth in Banco Popular’s average consumer loans and leases portfolio during 2017 as compared to 2016 and (ii) a 35.5% increase in the 91 days past due consumer loans and leases portfolio (the delinquency ratio of the consumer loan portfolio increased from 2.5% in 2016 to 3.2% in 2017). The increase on consumer 91 days past due loans and leases was linked to the slow economic performance of the year which affected households. The recovery of charged-off assets decreased by Ps 4.4 billion, to Ps 26.4 billion.

The bank’s cost of risk, measured as impairment loss on loan and other accounts receivable divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 7 basis points from 1.47% in 2016 to 1.54% for 2017. The bank’s cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) increased from 1.27% in 2016 to 1.38% in 2017. The increase in impairment losses for the aforementioned specific corporate loans accounted for most of the increase on both the cost of risk and the cost of risk net of recoveries of charged-off assets.

Charge-offs increased from Ps 106.4 billion for the year ended December 31, 2016 to Ps 115.5 billion for the year ended December 31, 2017. Since Banco Popular’s impairment loss on loans and leases, net increased, in absolute terms, more than charge-offs, the allowance for impairment losses of loans and leases increased from Ps 523.9 billion as of December 31, 2016 to Ps 665.9 billion as of December 31, 2017. As of December 31, 2017 Banco Popular’s coverage over its 91 days past due loans was 137.9% versus 153.1% as of December 31, 2016. The charge-offs to average loans (excluding interbank and overnight funds) remained basically unchanged at 0.7% for both 2016 and 2017.

Impairment loss on other assets, net increased by Ps 9.9 billion over the same period.

Net commission and fee income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Commission and fee income:
Banking fees	143.5	134.5	8.9	6.6
Bonded warehouse services	61.9	64.2	(2.3)	(3.6)
Trust and brokerage activities	21.0	21.5	(0.5)	(2.2)
Pension and severance fund management	2.0	1.8	0.2	12.7
Commission and fee income	228.4	222.0	6.4	2.9
Commission and fee expenses	(86.2)	(83.9)	(2.4)	2.8
Net commission and fee income	142.1	138.1	4.0	2.9

Net commission and fee income increased by 2.9%, or Ps 4.0 billion, to Ps 142.1 billion in 2017 as compared to 2016 mainly explained by a Ps 8.9 billion increase in banking fees. This increase was partially offset by a Ps 2.4 billion increase in expenses for commissions and fees, a Ps 2.3 billion decrease in bonded warehouse service fees and Ps 0.5 billion decrease in trust activities fees in 2017.

The Ps 8.9 billion increase in banking fees was driven by a Ps 6.0 billion increase in banking services fees, and a Ps 3.7 billion increase in credit card fees, offset in part by a Ps 0.7 billion decrease in checking fees.

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

During 2017, Banco Popular’s net trading income came in at Ps 21.2 billion, 9.4%, or Ps 2.2 billion lower than the Ps 23.4 billion obtained in 2016. This decrease was driven by a Ps 1.4 billion decrease in net trading income from derivatives and a Ps 0.8 billion decrease in net trading income from investment securities held for trading through profit or loss.

The net trading income from investment securities held for trading through profit or loss decreased by 3.8%, or Ps 0.8 billion, to Ps 20.6 billion in 2017. This decrease in the net trading income from investment securities held for trading through profit or loss was mainly driven by a decrease in the average yield from 12.3% in 2016 to 10.8% in 2017, which resulted in a decrease in interest income of Ps 2.6 billion. In contrast, the increase in the average balance of the bank’s investment securities held for trading through profit or loss from Ps 174.0 billion in 2016 to Ps 190.6 billion in 2017, resulted in a Ps 1.8 billion increase in net trading income.

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

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 133.0 billion for 2017, slightly lower than the Ps 133.2 billion for 2016. This was primarily driven by a decrease in the average yield of total investment securities from 6.6% in 2016 to 5.9% in 2017, resulting in a Ps 14.5 billion decrease in interest income. The average balance of total investment securities, however, increased by 12.1%, or Ps 243.7 billion, resulting in a Ps 14.4 billion increase in interest income.

Other income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Foreign exchanges gains (losses), net	4.7	2.0	2.7	135.3
Gains on sales of investments, net	(0.0)	34.0	(34.0)	(100.0)
Income from sales of noncurrent assets held for sale	-	0.0	(0.0)	(100.0)
Equity method	2.2	(0.8)	3.1	(374.3)
Dividend income	8.8	28.4	(19.6)	(69.0)
Gains on valuation of assets, net	1.9	5.8	(3.9)	(67.7)
Income from non-financial sector, net	31.4	0.2	31.2	N.A.
Other	41.3	118.6	(77.3)	(65.1)
Total other income	90.4	188.2	(97.8)	(52.0)

Total other income (expense) decreased by Ps 97.8 billion, or 52.0%, to Ps 90.4 billion in 2017 from Ps 188.2 billion in 2016. This decrease was mainly due to a Ps 77.3 billion decrease in other mainly attributable to a Ps 30.0 billion decrease in recovery of taxes and a Ps 31.1 gain in non-monetary transactions recorded in 2016 related with Credibanco (due to the entity’s change from a non-profit organization to a Limited Liability Company). Also impacting the income variation was a Ps 34.0 billion decrease in gains on sales of investments, net related to the sale of the bank’s investment in CIFIN S.A. in 2016 as part of a sale agreement signed with other minority shareholders to sell 100% of the company to TransUnion Netherlands II B.V., a Ps 19.6 billion decrease in dividend income from Corficolombiana and a Ps 3.9 billion decrease in gains on valuation of assets. These decreases were partially offset by a Ps 31.2 billion increase in income from non-financial sector associated to the sale of land in INCA, a subsidiary of Banco Popular, a Ps 3.1 billion increase in income from equity method and a Ps 2.7 billion increase in foreign exchange gains (losses), net.

Other expenses

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Personnel expenses	(345.6)	(314.9)	(30.7)	9.7
Salaries and employee benefits	(333.5)	(304.3)	(29.2)	9.6
Bonus plan payments	(5.2)	(4.9)	(0.3)	5.3
Labor severances	(6.9)	(5.7)	(1.1)	19.9
Administrative and other expenses	(508.2)	(477.3)	(30.9)	6.5
Depreciation and amortization	(45.4)	(40.4)	(5.0)	12.3
Wealth tax	(9.7)	(24.4)	14.7	(60.2)
Other expenses	(8.1)	(9.8)	1.6	(16.5)
Charitable and other donation expenses	(1.6)	(2.2)	0.6	(27.6)
Other	(6.5)	(7.5)	1.0	(13.2)
Total other expenses	(917.0)	(866.8)	(50.2)	5.8

Total other expenses increased by 5.8%, or Ps 50.2 billion, in 2017 as compared to 2016, mainly driven by an increase of Ps 30.9 billion, or 6.5%, in administrative and other expenses, a Ps 30.7 billion, or 9.7%, increase in personnel expenses, and a Ps 5.0 billion increase in depreciation and amortization expense. These increases were offset in part by a Ps 14.7 billion decrease in wealth tax and Ps 1.6 billion decrease in other expenses.

Administrative and other expenses increased by Ps 30.9 billion to Ps 508.2 billion in 2017 from Ps 477.3 billion in 2016, mainly explained by (i) a Ps 26.2 billion increase in fees; (ii) a Ps 8.4 billion increase in tax expenses; and (iii) a Ps 4.4 billion increase in leases (mainly from office space and information technology equipment).

The Ps 30.7 billion increase in personnel expenses was mainly driven by a Ps 29.2 billion increase in salaries and employee benefits and a Ps 1.1 billion increase in labor severances. The Ps 29.2 billion increase in salaries and employee benefits was driven by a 10.0% increase in the yearly salaries and employee benefits per employee from Ps 39.5 million in 2016 to Ps 43.4 million in 2017, offset in part by a 0.4% decrease in headcount from 7,707 to 7,678 employees between 2016 and 2017. The increase in the yearly salaries and employee benefits per employee was driven by the labor agreement adjustments of salaries set in 2016 for 2017.

Banco Popular’s efficiency ratio improved from 61.9% in 2016 to 59.6% for 2017. The ratio of personnel expenses and administrative and other expenses as a percentage of average assets remained stable at 4.0% for both 2016 and 2017.

Income tax expense

Income tax expense for Banco Popular decreased by Ps 42.5 billion, or 28.0%, to Ps 108.9 billion for the year ended December 31, 2017, primarily due to lower income before income tax expense. Banco Popular’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) decreased from 46.0% for the year ended December 31, 2016 (affected by a one-time expense of Ps 23.3 billion related to an update to deferred taxes in 2016) to 34.8% for the year ended December 31, 2017.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by Ps 17.5 billion to Ps 18.7 billion for the year ended December 31, 2017. The increase in net income attributable to non-controlling interest was driven by higher net income from Banco Popular´s consolidated subsidiary INCA (44.6% owned by the bank), driven by a profit on sale of land.

Banco AV Villas

Net income

	Banco AV Villas Consolidated
	For the year ended December 31,		Change December 2017 vs December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	1,310.6	1,199.8	110.8	9.2
Interest expense	(423.1)	(451.2)	28.2	(6.2)
Net interest income	887.5	748.5	139.0	18.6
Net impairment loss on loans, receivables and other assets	(294.2)	(199.5)	(94.6)	47.4
Net income from commissions and fees	157.3	152.2	5.1	3.4
Net trading income	15.2	10.1	5.1	50.4
Total other income (expense)	54.3	92.9	(38.7)	(41.6)
Total other expenses	(619.3)	(544.7)	(74.5)	13.7
Income before income tax expense	200.9	259.5	(58.7)	(22.6)
Income tax expense	(63.2)	(80.0)	16.8	(21.0)
Net Income	137.7	179.5	(41.9)	(23.3)
Net income attributable to :
Controlling interest	137.3	179.4	(42.1)	(23.5)
Non-controlling interest	0.4	0.2	0.2	151.8

Banco AV Villas’ net income attributable to controlling interest decreased by 23.5%, or Ps 42.1 billion, to Ps 137.3 billion for the year ended December 31, 2017 as compared to Ps 179.4 billion for the year ended December 31, 2016. Despite a Ps 139.0 billion increase in net interest income, a Ps 5.1 billion increase in net income from commissions and fees, a Ps 5.1 billion increase in net trading income and a Ps 16.8 billion decrease in income tax expense, net income attributable to controlling interest decreased driven by an Ps 94.6 billion increase in net impairment loss on loans, receivables and other assets, a Ps 74.5 billion increase in total other expenses and a Ps 38.7 billion decrease in total other income (expense).

Net interest income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	259.9	283.9	(24.0)	(8.5)
Consumer loans and leases	815.6	637.8	177.8	27.9
Mortgage loans and leases	179.7	176.2	3.4	1.9
Microcredit loans and leases	0.4	0.5	(0.1)	(18.4)
Interbank and overnight funds	3.55	0.04	3.5	N.A.
Interest on loans and leases	1,259.2	1,098.5	160.6	14.6
Interest on investments in debt securities	51.4	101.2	(49.8)	(49.2)
Total interest income	1,310.6	1,199.8	110.8	9.2

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Interest expense:
Checking accounts	(1.0)	(1.3)	0.3	(25.4)
Time deposits	(240.4)	(221.0)	(19.4)	8.8
Savings deposits	(142.9)	(166.3)	23.4	(14.1)
Total interest expense on deposits	(384.2)	(388.6)	4.4	(1.1)
Borrowings from banks and others	(2.8)	(1.9)	(1.0)	51.9
Interbank and overnight funds	(35.7)	(60.3)	24.6	(40.8)
Borrowings from development entities	(0.3)	(0.5)	0.2	(37.4)
Total interest expense	(423.1)	(451.2)	28.2	(6.2)
Net interest income	887.5	748.5	139.0	18.6

Banco AV Villas’ net interest income increased by 18.6%, or Ps 139.0 billion, from Ps 748.5 billion in 2016 to Ps 887.5 billion in 2017. This increase was primarily driven by a Ps 110.8 billion increase in total interest income to Ps 1,310.6 billion in 2017. The increase in total income was as a result of a 14.6%, or Ps 160.6 billion, increase in interest income on loans and leases including income from interbank and overnight funds to Ps 1,259.2 billion partially offset by a 49.2%, or Ps 49.8 billion, decrease in interest on investments in debt securities to Ps 51.4 billion in 2017. Contributing to the increase in net interest income was a Ps 28.2 billion decrease in interest expense, mostly due to a Ps 24.6 billion decrease in interest expense on interbank and overnight funds.

The increase in total interest income was mainly due to the increased interest earned on loans and leases (excluding interbank and overnight funds) of Ps 157.1 billion driven by an 8.8%, or Ps 786.1 billion, increase in Banco AV Villas’ average interest earning loan portfolio from Ps 8,902.2 billion in 2016 to Ps 9,688.4 billion in 2017, which resulted in a Ps 101.9 billion increase in income and a 62 basis points increase in the average yield on loans from 12.3% in 2016 to 13.0% in 2017, which led to a Ps 55.2 billion increase in interest income. Despite a 98 basis points decrease in the average Central Bank rate, from 7.10% in 2016 to 6.13% in 2017, Banco AV Villas’ average yield on loans increased due to (i) a lag in repricing the loan portfolio, particularly in the consumer portfolio (which represents 53.3% of Banco Av Villas’ loans and leases excluding interbank and overnight funds) with 100.0% of this portfolio being fixed rate as of December 31, 2017 and (ii) a change in the mix of the loan and lease portfolio towards consumer and mortgage loans. As shown in the results of other banks, the consumer portfolio’s average rate (the majority of which is fixed rate) did not react in line with the trend of the central bank. However, this yield resilience is expected to change in 2018.

The increase in interest income on loans and leases (excluding interbank and overnight funds) was driven by a Ps 177.8 billion increase in income on consumer loans and leases and a Ps 3.4 billion increase in income on mortgage loans and leases, partially offset by a Ps 24.0 billion decrease in interest income on commercial loans and leases.

The increase in interest earned on consumer loans and leases of Ps 177.8 billion was mainly driven by a 17.2% or Ps 722.5 billion increase in Banco Av Villas’ average consumer loans and leases portfolio from Ps 4,207.4 billion in 2016 to Ps 4,929.9 billion in 2017, which resulted in a Ps 119.5 billion increase in interest income. The increase in the average consumer loans and leases portfolio was mainly driven by a strategy of the bank to grow in payroll lending, the most secure of the consumer products. In addition, a 138 basis points increase in the average yield on consumer loans and leases from 15.2% in 2016 to 16.5% in 2017, led to a Ps 58.3 billion increase in interest income.

The Ps 3.4 billion, or 1.9%, increase in interest income on mortgage loans and leases was driven by a 7.5%, or Ps 126.1 billion, increase in Banco AV Villas’ average mortgage loans and leases portfolio from Ps 1,673.4 billion in 2016 to Ps 1,799.5 billion in 2017, which resulted in a Ps 12.6 billion increase in interest income. This increase was partially offset by a 55 basis points decrease in the average yield on mortgage loans and leases from 10.5% in 2016 to 10.0% in 2017, which led to a Ps 9.2 billion decrease in interest income.

The decrease in interest income on commercial loans and leases of Ps 24.0 billion was driven by a 62 basis points decrease in the average yield on commercial loans and leases from 9.4% in 2016 to 8.8% in 2017, which resulted in a Ps 18.6 billion decrease in interest income. Furthermore, a 2.0% or Ps 61.7 billion decrease in Banco AV Villas’ average commercial loans and leases portfolio from Ps 3,019.0 billion in 2016 to Ps 2,957.3 billion in 2017, led to a Ps 5.4 billion decrease in interest income. The decline in the yield of the commercial portfolio (the majority of which is variable rate) was in line with the trend of the Central Bank rate and the low growth in the average balance resulted from a very slow economy in which the industrial sector decreased 1.0% in real terms in 2017.

Interest earned on interbank and overnight funds increased by Ps 3.5 billion from Ps 0.04 billion in 2016 to Ps 3.55 billion in 2017.

The Ps 49.8 billion decrease to Ps 51.4 billion in interest on investments in debt securities in 2017, is explained by 41.4%, or Ps 747.7 billion decrease in the average balance of available for sale and held to maturity fixed income investments from Ps 1,806.5 billion in 2016 to Ps 1,058.9 billion in 2017, which resulted in a Ps 36.3 billion decrease in interest income. Another driver for this decrease was a 75 basis points decrease in the average yield of these investments from 5.6% in 2016 to 4.9% in 2017, which led to a Ps 13.5 billion decrease in interest income. The decline in the average balance of investments reflects a strategy that the bank pursued in 2017 of reducing the size of its portfolio to increase the average yield on its interest-earning assets. A portion of the loan growth for the year was funded with this asset being reduced.

Total interest expense, on the other hand, decreased by 6.2%, or Ps 28.2 billion, in 2017 as compared to 2016, mainly driven by a 42 basis points decrease in the average cost of funds from 4.7% in 2016 to 4.3% in 2017, which led to a Ps 39.6 billion decrease in interest expense. The decrease in the average cost of funds resulted from the decreasing interest rate environment described before. Partially offsetting this decrease was a 2.8%, or Ps 265.8 billion, increase in the average balance of interest-bearing liabilities from Ps 9,527.1 billion in 2016 to Ps 9,792.9 billion in 2017 which resulted in a Ps 11.5 billion increase in interest expense. The Ps 28.2 billion decrease in total interest expense was mainly driven by a 23.8 billion decrease in interest expense on other funding and a Ps 4.4 billion decrease in interest expense on interest-bearing deposits.

The decrease in interest expense on other funding was mainly attributable to a Ps 24.6 billion decrease in interest expense on interbank and overnight funds, offset in part by a Ps 0.8 billion increase in interest expense on borrowings from banks and others (including borrowings from development entities).

The Ps 24.6 billion decrease in interest expense on interbank and overnight funds was driven by a 35.1%, or Ps 317.1 billion decrease in the average balance of these funds, resulting in a Ps 19.3 billion decrease in interest expense. Furthermore, a decrease in the average interest rate paid from 6.7% in 2016 to 6.1% in 2017, resulted in a Ps 5.3 billion decrease in interest expense.

The Ps 4.4 billion decrease in interest expense for interest-bearing deposits, which represent the majority of the bank’s funding, was mainly driven by a 33 basis points decrease in the average cost of deposits from 4.6% in 2016 to 4.2% in 2017, resulting in a Ps 28.3 billion decrease in interest expense. Partially offsetting this decrease in interest expense for interest-bearing deposits was a Ps 562.5 billion, or 6.6%, increase in the average balance of interest-bearing deposits from Ps 8,483.2 billion in 2016 to Ps 9,045.7 billion in 2017, which led to a Ps 23.9 billion increase in interest expense. Broken down by type of deposit, the decrease in interest expense on interest-bearing deposits is mainly explained by a Ps 23.4 billion decrease in interest expense on savings deposits and a Ps 0.3 decrease in interest expense on interest-bearing checking accounts, offset in part by a Ps 19.4 billion increase in interest expense on savings deposits.

The Ps 23.4 billion decrease in interest expense on savings deposits was driven by a combination of a decline in the average cost and an increase in the average balance. The decrease in their average cost of 54 basis points from 3.3% in 2016 to 2.7% in 2017, resulted in a Ps 27.6 billion decrease in interest expense. The increase in the average balance of savings deposits of 3.0%, or Ps 152.9 billion, to Ps 5,247.5 billion resulted in a Ps 4.2 billion increase in interest expense.

The Ps 19.4 billion increase in interest expense on time deposits was driven by a 13.4%, or Ps 430.3 billion, increase in the average balance of time deposits to Ps 3,643.0 billion, which resulted in a Ps 28.4 billion increase in interest expense. This increase was partially offset by a decrease in the average interest rate paid on time deposits of 28 basis points from 6.9% in 2016 to 6.6% in 2017, which led to a Ps 9.0 billion decrease in interest expense.

Average total interest earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held to maturity fixed income investments) increased by 2.9%, or Ps 309.9 billion from Ps 10,864.5 billion in 2016 to Ps 11,174.4 billion in 2017, and net interest income increased by 18.6% or Ps 139.0 billion from Ps 748.5 billion to Ps 887.5 billion, over the same period, which resulted in a 105 basis points increase in the net interest margin from 6.9% in 2016 to 7.9% in 2017. The average spread between the average rate on loans and leases and the average rate paid on deposits increased by 95 basis points from 7.8% to 8.7% over the same period.

The expansion of the net interest margin during a decreasing rate scenario is explained by the structure of the bank’s portfolio, as most of Banco AV Villas’ loan portfolio is comprised of consumer and mortgage loans, by nature with fixed yields, which have shown less sensitivity than commercial loans to the movements in the Central bank rate.

Impairment loss on loans, receivables and other assets

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	Total Income/Expense	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Net impairment loss on loans, receivables and other assets:
Impairment loss on loan and other accounts receivable	(327.8)	(236.4)	(91.4)	38.7
Recovery of charged-off assets	33.7	36.9	(3.2)	(8.8)
Net impairment loss on loans, receivables and other assets	(294.2)	(199.5)	(94.6)	47.4

	Year ended December 31,
	2017		2016		Change, 2017 vs. 2016
	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio (1)
					#	%
	(in Ps billions)
Delinquency Ratios:
Total loans and leases	302.5	3.0%	261.4	2.8%	41.2	0.2
Commercial loans and leases	83.1	3.0%	71.9	2.3%	11.2	0.6
Consumer loans and leases	131.4	2.4%	106.2	2.3%	25.2	0.1
Mortgage loans and leases	88.0	4.6%	83.2	4.8%	4.9	(0.2)
Microcredit loans and leases	0.0	0.7%	0.1	4.8%	(0.1)	(4.1)

(1)	Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on loans, receivables and other assets increased by 47.4%, or Ps 94.6 billion, in 2017 as compared to 2016. This increase was driven by a Ps 91.4 billion increase in impairment loss on loans and other accounts receivable, net and a Ps 3.2 billion decrease of recoveries of charged-off assets.

The increase in impairment loss on loans and other accounts receivable, net of Ps 91.4 billion was driven by both an increase in the bank’s impairment loss on consumer loans and other accounts receivable, net and an increase in impairment loss commercial loans and other accounts receivable, net.

The increase in impairment loss on consumer loans and other accounts receivable, net was mainly driven by (i) the provision requirements at origination derived from the 17.2% average balance increase in Banco AV Villas’ consumer loans and leases during 2017 as compared to 2016 and (ii) a 23.7% increase in the 91 days past due consumer loans and leases portfolio (the delinquency ratio of the consumer loan portfolio increased from 2.3% in 2016 to 2.4% in 2017). The increase on consumer 91 days past due loans and leases was linked to the overall performance of the economy during the year.

The increase in impairment loss on commercial loans and other accounts receivable, net was mainly driven by the impact of specific corporate loans, whose deterioration was not related to the economic cycle, but rather to specific problems in each company, such as Electricaribe, Concesionaria Ruta del Sol and SITP (Bogotá’s Mass Transportation System). The impairment losses for these loans in the year were (i) Ps 17.3 billion for Electricaribe, (ii) Ps 7.5 billion for Concesionaria Ruta del Sol and (iii) Ps 1.1 billion for SITP. As of December 31, 2017 the coverage ratio on those loans was 68.8%, 12.9% and 8.2%, respectively. These provisions accounted for 28.2% of the Ps 91.4 billion increase in impairment loss on loans and other accounts receivable in 2017.

The bank’s cost of risk, measured as impairment loss on loan and other accounts receivable divided by the average balance of loans and leases (excluding interbank and overnight funds) increased 73 basis points from 2.7% in 2016 to 3.4% for 2017. The bank’s cost of risk net of recoveries of charged-off assets, measured as net impairment loss on loans and leases, net of recoveries of charged-off assets divided by the average balance of loans and leases (excluding interbank and overnight funds) increased from 2.2% in 2016 to 3.0% in 2017. The increase in impairment losses for the aforementioned corporate loans accounted for 27 basis points of the increase on both the cost of risk and the cost of risk net of recoveries of charged-off assets, respectively. The rest of the deterioration of the ratio resulted from higher provisioning needs of the loan portfolio of the bank, mainly in the credit card portfolio.

Charge-offs increased from Ps 200.8 billion for the year ended December 31, 2016 to Ps 280.6 billion for the year ended December 31, 2017 and the ratio of charge-offs to average loans (excluding interbank and overnight funds) increased from 2.3% for the year ended December 31, 2016 to 2.9% for the year ended December 31, 2017. The increase in charge-offs is mainly explained by the higher impairments and delinquencies registered during the period.

Since Banco AV Villas’ net impairment loss on loans and leases increased, in absolute terms, more than charge-offs, the allowance for loan losses increased from Ps 427.8 billion as of December 31, 2016 to Ps 475.7 billion as of December 31, 2017. As of December 31, 2017, Banco AV Villas’ coverage over its 91 days past due loans was 157.2%, compared to 163.7% as of December 31, 2016.

Net income from commissions and fees

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Income from commissions and fees
Banking fees	265.9	250.9	15.0	6.0
Income from commissions and fees	265.9	250.9	15.0	6.0
Expenses for commissions and fees	(108.6)	(98.7)	(9.8)	10.0
Net income from commissions and fees	157.3	152.2	5.1	3.4

Net income from commissions and fees increased by 3.4%, or Ps 5.1 billion, to Ps 157.3 billion in 2017 as compared to 2016 mainly driven by an increase of Ps 15.0 billion, or 6.0%, in banking fees to Ps 265.9 billion in 2017. The increase in banking fees was primarily due to a Ps 13.2 billion increase in commissions from banking services and a Ps 2.2 billion increase in credit card fees. Partially offsetting this increase was a Ps 9.8 billion, or 10.0%, increase in expenses for commissions and fees due to an increase in commissions expenses from banking services.

Net trading income

Banco AV Villas’ net trading income includes (i) net trading income from investment securities held for trading through profit or loss, that reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting. During 2017, Banco AV Villas’ net trading income increased by Ps 5.1 billion from Ps 10.1 billion in 2016 to Ps 15.2 billion in 2017, driven by a Ps 4.2 billion increase in net trading income from investment securities held for trading through profit or loss from Ps 10.8 billion in 2017 to Ps 15.0 billion in 2017. Another driver for the increase in net trading income was a Ps 0.9 billion increase in net trading income from derivatives from a loss of Ps 0.7 billion in 2016 to a gain of Ps 0.2 billion in 2017.

The increase in the net trading income from investment securities held for trading through profit or loss was mainly driven by a 106.0%, or a Ps 124.3 billion, increase in the average balance of the bank’s held for trading through profit or loss portfolio, which resulted in a Ps 7.7 billion increase in net trading income. Partially offsetting this result was a decrease in the yield from the bank’s investment securities held for trading through profit or loss from 9.2% in 2016 to 6.2% in 2017, which led to a Ps 3.5 billion decrease in interest income.

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

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 66.5 billion for 2017, Ps 45.6 billion lower than the Ps 112.0 billion for 2016. This was primarily an effect of a 32.4%, or Ps 623.3 billion, decrease in the average balance of total investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments), mainly driven by the aforementioned decrease in the average balance of the fixed income portfolio, which resulted in a Ps 31.9 billion decline in interest income. Furthermore, a 71 basis points decrease in the average yield of total investment securities from 5.8% in 2016 to 5.1% in 2017 resulted in a Ps 13.7 billion decrease in interest income.

Other income (expense)

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	1.3	1.2	0.1	11.0
Gains on sales of investments , net	-	21.8	(21.8)	(100.0)
Income from sales of non-current assets held for sale	0.1	0.4	(0.3)	(72.8)
Equity method	2.2	(1.2)	3.4	(282.1)
Dividend income	2.7	2.9	(0.3)	(8.7)
Gains on valuation of biological assets, net	2.5	3.4	(0.9)	(25.8)
Other	45.5	64.5	(19.0)	(29.5)
Total other income (expense)	54.3	92.9	(38.7)	(41.6)

Total other income (expense) decreased by 41.6%, or Ps 38.7 billion, to Ps 54.3 billion in 2017 as compared to 2016. This decrease was mainly driven by a Ps 21.8 billion decrease in gains on sales of investments, net derived from the sale of the bank’s investment in CIFIN S.A. in 2016 as part of a sale agreement signed with other minority shareholders to sell 100% of the company to TransUnion Netherlands II B.V. and a Ps 19.0 billion decrease in other income mainly attributable to a Ps 14.8 billion decrease in recovery of taxes and a Ps 4.4 billion gain in non-monetary transactions related with Credibanco in 2016 (due to the entity’s change from a non-profit organization to a Limited Liability Company). Partially offsetting these decreases was a Ps 3.4 billion increase in income from equity method.

Other expenses

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Losses from sales of non-current assets held for sale	(0.1)	(1.0)	0.9	(88.8)
Personnel expenses	(211.7)	(191.2)	(20.6)	10.8
Salaries and employee benefits	(209.7)	(189.1)	(20.6)	10.9
Bonus plan payments	(1.6)	(1.6)	(0.1)	5.8
Labor severances	(0.4)	(0.5)	0.1	(18.5)
Administrative and other expenses	(370.7)	(312.8)	(57.9)	18.5
Depreciation and amortization	(29.9)	(24.8)	(5.1)	20.6
Wealth tax	(4.8)	(12.0)	7.2	(60.1)
Other expenses	(2.0)	(3.0)	1.0	(33.0)
Charitable and other donation expenses	(0.2)	(0.2)	0.0	(19.7)
Other	(1.8)	(2.8)	0.9	(34.0)
Total other expenses	(619.3)	(544.7)	(74.5)	13.7

Total other expenses for the year ended December 31, 2017 increased by 13.7%, or Ps 74.5 billion, to Ps 619.3 billion in 2017 mainly driven by a Ps 57.9 billion increase in administrative and other expenses, a Ps 20.6 billion increase in personnel expenses and a Ps 5.1 billion increase in depreciation and amortization. These increases were partially offset by a Ps 7.2 billion decrease in wealth tax expense.

The Ps 57.9 billion increase in administrative and other expenses was driven by (i) a Ps 23.1 billion increase in fees; (ii) a Ps 11.4 billion increase in temporary services; (iii) a Ps 9.1 billion increase in leases (mainly from office space and information technology equipment); (iv) a Ps 3.6 billion increase in contributions and affiliations; (v) a Ps 3.3 billion increase in maintenance and repairs; and (vi) a Ps 3.0 billion increase in taxes and surcharges.

The increase in personnel expenses was mainly driven by a Ps 20.6 billion, or 10.9%, increase in salaries and employee benefits to Ps 209.7 billion in 2017. During 2017 Banco AV Villas’ headcount increased from 7,038 employees in 2016 to 7,897 in 2017, and yearly salaries and employee benefits per employee slightly decreased from Ps 26.9 million in 2016 to Ps 26.6 million in 2017.

Because Banco AV Villas’ personnel and administrative and other expenses increased by 15.6%, while its income increased by 13.8% driven by the increase in net interest income, Banco AV Villas’ efficiency ratio deteriorated from 53.6% to 54.5%. The ratio of personnel and administrative and other expenses as a percentage of average assets deteriorated 51 basis points from 4.2% in 2016 to 4.7% in 2017.

Income tax expense

Income tax expense decreased by 21.0%, or Ps 16.8 billion, to Ps 63.2 billion for the year ended December 31, 2017. Banco AV Villas’ effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) increased from 29.6% for the year ended December 31, 2016 to 31.5% for the year ended December 31, 2017. The main driver for the increase was that during 2016 the bank recorded a non-taxable income on the sale/valuation of investments.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased from Ps 0.2 billion for the year ended December 31, 2016 to Ps 0.4 billion for the year ended December 31, 2017. Banco AV Villas’ net income attributable to non-controlling interest reflects ownership in A Toda Hora S.A. by other subsidiaries of Grupo Aval.

Corficolombiana

Net income

	For the year ended December 31,		Change, 2017 vs 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	609.1	518.0	91.1	17.6
Interest expenses	(852.5)	(947.6)	95.1	(10.0)
Net interest income	(243.4)	(429.6)	186.2	(43.3)
Net impairment loss on loans, receivables and other assets	(220.8)	(72.1)	(148.6)	206.0
Net commission and fees income	85.7	56.9	28.7	50.5
Net trading income	100.2	158.8	(58.6)	(36.9)
Other income	1,508.0	1,574.1	(66.1)	(4.2)
Other expenses	(225.1)	(235.0)	9.9	(4.2)
Income before income tax expense	1,004.7	1,053.1	(48.4)	(4.6)
Income tax expense	(440.0)	(381.6)	(58.4)	15.3
Net Income	564.6	671.4	(106.8)	(15.9)
Net income attributable to:
Controlling interest	212.9	294.4	(81.5)	(27.7)
Non-controlling interest	350.7	377.0	(26.3)	(7.0)

Corficolombiana’s net income attributable to controlling interest decreased by 27.7%, or Ps 81.5 billion to Ps 212.9 billion in 2017 as compared to 2016. Corficolombiana’s net income attributable to controlling interest for 2017 was negatively impacted as a result of an impairment adjustment by Episol, an entity fully owned by Corficolombiana, on its 33.0% stake in Concesionaria Ruta del Sol (CRDS) for Ps 140.7 billion in 2017 compared to the Ps 102.3 billion in 2016, and by an impairment on Corficolombiana’s exposure to Electricaribe of Ps 48.1 billion in 2017 compared to Ps 6.3 billion in 2016.

As explained in further detail in Note 14 of Grupo Aval’s financial statements, on February 22, 2017 CRDS and Agencia Nacional de Infraestructura (ANI) signed an agreement to early terminate and liquidate the Concession Contract No. 001 of 2010 regarding Sector 2 of Ruta del Sol. After the agreement was reached and an initial value of the liquidation of the contract was agreed upon the parties, Episol conducted an impairment analysis on its investment in CRDS. This analysis concluded the need to record an impairment adjustment in 2016 in the amount of Ps 102.3 billion, resulting in an impairment of Ps 96.4 billion through the equity method line, and Ps 5.9 billion in an impairment loss on other assets. On February 8, 2018 Corficolombiana announced to the market that it carried out a second impairment analysis regarding its investment in CRDS reflecting an additional adjustment in December 2017 of Ps 140.7 billion. The balance of this investment after both impairments is Ps 111.8 billion, which is equivalent to the present value of the capital contributions made by Episol in CRDS as of December 2017.

Aside from the above, Corficolombiana’s net income attributable to controlling interest decreased by an additional Ps 43.1 billion mainly due to a decline in total other income, a decrease in net trading income and an increase in income tax expenses. These decreases were offset in part by an increase in net interest income, an increase in net income from commissions and fees and a decrease in non-controlling interest.

Net interest income

	For the year ended December 31,		Change, 2017 vs 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	346.2	144.8	201.4	139.2
Consumer loans and leases	65.5	56.1	9.4	16.8
Mortgage loans and leases	0.9	-	0.9	-
Interbank and overnight funds	116.1	142.2	(26.1)	(18.3)
Interest on loans and leases	528.8	343.1	185.7	54.1

	For the year ended December 31,		Change, 2017 vs 2016
	2017	2016	#	%
	(in Ps billions)
Interest on investments in debt securities	80.3	175.0	(94.6)	(54.1)
Total interest income	609.1	518.0	91.1	17.6
Interest expense:
Time deposits	(262.2)	(291.1)	28.8	(9.9)
Savings deposits	(31.3)	(41.6)	10.4	(24.9)
Total interest expense on deposits	(293.5)	(332.7)	39.2	(11.8)
Borrowings from banks and others	(269.7)	(207.7)	(62.0)	29.8
Interbank and overnight funds	(110.0)	(205.3)	95.3	(46.4)
Long-term debt (bonds)	(172.6)	(195.1)	22.5	(11.5)
Borrowings from development entities	(6.7)	(6.7)	0.0	(0.5)
Total interest expense	(852.5)	(947.6)	95.1	(10.0)
Net interest income	(243.4)	(429.6)	186.2	(43.3)

Corficolombiana’s net interest income recorded net expenses of Ps 243.4 billion and Ps 429.6 billion in 2017 and 2016, respectively. These expenses are mainly the result of the leverage of the non-financial subsidiaries consolidated by Corficolombiana.

Corficolombiana’s consolidated non-financial subsidiaries’ (such as Promigas and toll road concessions) net interest income has been and is expected to continue to be negative in the future as these entities are leveraged and thus pay interest expenses to fund returns of assets that are not mostly considered “interest earning assets”. The returns on those assets were registered in the other income line item.

The decrease in net interest expenses, or increase in net interest income, was driven by a Ps 95.1 billion decrease in interest expense and a Ps 91.1 billion increase in total interest income.

The decrease in total interest expense of Ps 95.1 billion to Ps 852.5 billion in 2017 as compared to 2016, was the result of a decrease in the average cost of funds, from 7.6% in 2016 to 6.7% in 2017, in line with the decreasing rate scenario seen in Colombia, which resulted in a Ps 115.2 billion decrease in interest expense. This decrease was offset in part by a 2.4% or Ps 298.9 billion increase in the average of interest bearing liabilities from Ps 12,410.1 billion in 2016 to Ps 12,709.0 billion in 2017, that led to a Ps 20.0 billion increase in interest expense.

The Ps 91.1 billion increase in interest income to Ps 609.1 billion in 2017 was the result of a 196 basis points increase in the average yield of interest earning assets, from 11.0% in 2016 to 13.0% in 2017, resulting in a Ps 92.1 billion increase in interest income. This increase was partially offset by a 0.2% or Ps 8.0 billion decrease in the average interest earning assets from Ps 4,704.1 billion in 2016 to Ps 4,696.1 billion in 2017, leading to a Ps 1.0 billion decrease in interest income.

Of the Ps 91.1 billion or 17.6% increase in interest income in Corficolombiana, Ps 211.8 billion was due to an increase in interest income from loans and leases, offset in part by a Ps 94.6 billion decrease in interest income from investments in debt securities and a Ps 26.1 billion decrease in interest income on interbank and overnight funds.

The Ps 211.8 billion increase in interest income on loans and leases was mainly attributable to the fact that interest income for 2016 only included one month of interest income of the Liquid Natural Gas regasification plant at Sociedad Portuaria del Cayao (SPEC) and the BOMT gas treatment plant project, both classified as financial leases in accordance to IAS 17, given that the entrance of operations of both projects was during December 2016. Interest income for 2017 included the full year impact of both projects.

The decrease in interest income from investments in debt securities of Ps 94.6 billion was driven by a 40.3% or Ps 1,085.3 billion decrease in the average balance of available for sale and held to maturity fixed income investments from Ps 2,695.6 billion in 2016 to Ps 1,610.3 billion in 2017, resulting in a Ps 54.1 billion decrease in interest income. Furthermore, a decrease in the average yield of these investments from 6.5% in 2016 to 5.0% in 2017, led to a Ps 40.5 billion decrease in interest income.

Net impairment loss on loans, receivables and other assets

Corficolombiana’s net impairment loss on loans, receivables and other assets increased by Ps 148.6 billion to Ps 220.8 billion in 2017 from Ps 72.1 billion in 2016. This increase was driven by a Ps 128.0 billion increase in impairment loss on other assets and a Ps 20.8 billion increase in impairment loss on loans and other accounts receivable, net, that were slightly offset by a Ps 0.2 billion increase in recoveries of charged-off assets.

The Ps 128.0 billion increase in impairment loss on other assets for 2017 was mainly driven by the Ps 134.8 billion increase in the impairment of Corficolombiana’s investment in Episol. The impairment adjustment in 2016 amounted to Ps 102.3 billion, of which Ps 5.9 billion was recorded as an impairment loss on other assets and the remaining Ps 96.4 billion were recorded through the equity method line, while in 2017 it amounted to Ps 140.7 billion all through impairment loss on other assets.

The Ps 20.8 billion increase in impairment loss on loans and accounts receivable, net, was mainly driven by the impairment done by Corficolombiana to its exposure in Electricaribe described above.

Net commission and fee income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Commission and fee income
Banking fees	26.9	19.3	7.6	39.5
Trust and portfolio management activities	69.5	46.6	22.9	49.2
Commission and fee income	96.4	65.9	30.5	46.4
Commission and fee expenses	(10.8)	(9.0)	(1.8)	20.1
Net commission and fee income	85.7	56.9	28.7	50.5

Net commission and fee income increased by Ps 28.7 billion, or 50.5% to Ps 85.7 billion in 2017 as compared to Ps 56.9 billion in 2016. This increase was driven by a Ps 22.9 billion increase fees from trust and portfolio management activities, a Ps 7.6 billion increase in banking fees, offset in part by a Ps 1.8 billion increase in commission and fee expenses.

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

Total net trading income decreased by Ps 58.6 billion from a Ps 158.8 billion gain in 2016 to a Ps 100.2 billion gain in 2017, driven by a Ps 29.6 billion decrease in net trading income from derivatives and a Ps 29.0 billion decrease in net trading income from investment securities held for trading through profit or loss.

Net trading income from derivatives, offset in foreign exchange gains (losses), net line, decreased Ps 29.6 billion from a gain of Ps 23.3 billion in 2016 to a loss of Ps 6.4 billion in 2017.

Corficolombiana’s net trading income from investment securities held for trading through profit or loss reached Ps 106.6 billion during 2017, Ps 29.0 billion lower than the Ps 135.6 billion reached during 2016. The Ps 29.0 billion decrease in net trading income from investment securities is explained by a Ps 39.8 billion decrease in income from fixed income held for trading portfolio, and a Ps 10.9 billion increase in income from equity investment securities held for trading through profit or loss.

The decrease in the net trading income from investment securities was the result of a decrease in the average yield from 9.4% in 2016 to 7.6% in 2017, which resulted in a decrease in income of Ps 25.8 billion. The average balance of Corficolombiana’s investment securities held for trading through profit or loss slightly decreased from Ps 1,435.7 billion in 2016 to Ps 1,394.5 billion in 2017, resulting in a Ps 3.1 billion decrease in net trading income.

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

Total income from investment securities (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 186.9 billion for 2017, 39.8% or Ps 123.6 billion lower than the Ps 310.5 billion registered during 2016. This decrease is explained by a decrease in average balance of total investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments) from Ps 4,131.3 billion in 2016 to Ps 3,004.8 billion in 2017, which resulted in a Ps 70.1 billion decrease in income. Additionally, there was a decrease in the average yield on total investment securities from 7.5% in 2016 to 6.2% in 2017, which resulted in a Ps 53.5 billion decrease in income.

Other income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	3.9	(37.4)	41.3	(110.4)
Gains on sales of investments, net	1.4	21.8	(20.5)	(93.8)
Income from sales of noncurrent assets held for sale	0.2	12.9	(12.7)	(98.2)
Equity method	159.2	144.5	14.7	10.2
Dividend income	46.5	19.9	26.6	133.4
Gains on valuation of assets, net	1.2	8.4	(7.2)	(86.0)
Income from non-financial sector, net	997.5	1,202.1	(204.5)	(17.0)
Net income from financial instruments designated at fair value	209.9	181.0	29.0	16.0
Other	88.2	20.8	67.3	323.3
Total other income	1,508.0	1,574.1	(66.1)	(4.2)

Total other income decreased by Ps 66.1 billion, or 4.2%, to Ps 1,508.0 billion in 2017 as compared to Ps 1,574.1 billion recorded in 2016, mainly driven by (i) a Ps 204.5 billion decrease in income from non-financial sector, net due to lower operating income results in some of Corficolombiana's consolidated non-financial subsidiaries, (ii) a Ps 20.5 billion decrease in gains on sales of investments, net, (iii) a Ps 12.7 billion decrease in income from sales of noncurrent assets held for sale and (iv) a Ps 7.2 decrease in gains on valuation of assets, net.

These decreases were partially offset by (i) a Ps 67.3 billion increase in other income, (ii) a Ps 41.3 billion increase in foreign exchange gains (losses), net discussed above as an offset to the gain in net trading income from derivatives (the net result of these two accounts was a loss of Ps 2.5 billion in 2017 versus a loss of Ps 14.1 billion in 2016), (iii) a Ps 29.0 billion increase in net income from financial instruments designated at fair value (which are the concession arrangements rights), (iv) a Ps 26.6 billion increase in dividend income and (v) a Ps 14.7 billion increase in income from equity method.

Income from non-financial sector, net decreased by 17.0% or Ps 204.5 billion to Ps 997.5 in 2017 from Ps 1,202.1 billion in 2016. This decrease was mainly driven by a lower operating income in some of Corficolombiana’s consolidated non-financial subsidiaries that were impacted by the lower economic dynamics in 2017 and had the positive effect of “El Niño phenomenon” on our gas business in 2016.

The Ps 20.5 billion decrease in gains on sales of investments, net to Ps 1.4 billion in 2017 from Ps 21.8 billion in 2016 was driven by the sale of Corficolombiana’s stake in CIFIN S.A. to TransUnion Netherlands for Ps 22.1 billion in 2016. For further detail of this transaction, see Note 30 to our audited consolidated financial statements of 2015.

Income from sales of non-current assets held for sale decreased by Ps 12.7 billion to Ps 0.2 billion in 2017 from Ps 12.9 billion in 2016. This decrease was driven by the sale of Corficolombiana’s investment in Pyxis Inversiones S.A. for Ps 12.6 billion in 2016.

Finally, the Ps 7.2 billion decrease in gains on valuation of assets, net from Ps 8.4 billion in 2016 to Ps 1.2 billion in 2017.

Other, which includes income on sales of foreclosed assets, property, plant and equipment and recoveries on other expenses, increased by Ps 67.3 billion to Ps 88.2 billion in 2017 as compared to 2016, driven by a Ps 56.7 billion of fair value income recognized on Corficolombiana’s investments in Covimar and Covipacífico derived from the purchase of controlling interest in November 2017.

Net income from financial instruments designated at fair value reflect the fair value of concession arrangements entered between Promigas and the Colombian government increased by Ps 29.0 billion to Ps 209.9 billion in 2017 as compared to 2016.

The Ps 26.6 billion increase in dividend income to Ps 46.5 billion in 2017 from 19.9 billion in 2016 was driven by a Ps 24.4 billion increase in dividend income from Empresa de Energía de Bogotá (EEB).

Income from the equity method increased by Ps 14.7 billion to Ps 159.2 billion in 2017 from Ps 144.5 billion in 2016. This increase was explained by an increase in equity method from Gases del Caribe and Calidda.

Other expenses

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(5.5)	(0.5)	(5.0)	N.A.
Personnel expenses	(93.6)	(74.1)	(19.5)	26.4
Salaries and employee benefits	(90.1)	(68.8)	(21.4)	31.1
Bonus plan payments	(3.0)	(3.7)	0.8	(20.7)
Labor severances	(0.5)	(1.5)	1.0	(67.7)
Administrative and other expenses	(104.5)	(100.8)	(3.7)	3.6
Depreciation and amortization	(5.9)	(4.5)	(1.4)	30.3
Wealth tax	(14.8)	(37.8)	23.0	(60.8)
Other expenses	(0.9)	(17.4)	16.5	(95.0)
Charitable and other donation expenses	(0.1)	(0.1)	(0.0)	20.5
Other	(0.8)	(17.3)	16.5	(95.4)
Total other expenses	(225.1)	(235.0)	9.9	(4.2)

Corficolombiana’ s total other expenses decreased by Ps 9.9 billion or 4.2% to Ps 225.1 billion in 2017 as compared to 2016. This decrease was mainly driven by a Ps 23.0 billion reduction in the wealth tax paid during 2017 when compared to 2016 and a Ps 16.5 billion decrease in other expenses. These decreases in expenses were partially offset by a Ps 19.5 billion increase in personnel expenses, a Ps 5.0 billion increase in losses from sales of non-current assets held for sale, a Ps 3.7 billion increase in administrative and other expenses and a Ps 1.4 billion increase in depreciation and amortization expense.

The Ps 16.5 billion decrease in other expenses was mainly driven by a Ps 7.7 billion loss on a sale of land and a Ps 4.2 billion in labor lawsuits in Promigas in 2016.

Personnel expenses increased by Ps 19.5 billion driven by a Ps 21.4 billion increase in salaries and employee benefits which was offset in part by a Ps 1.0 billion decrease in labor severances and a Ps 0.8 billion decrease in bonus plan payments. The Ps 21.4 billion increase in salaries and employee benefits was mainly driven by the impact of a full year of salaries from employees of Casa de Bolsa which started consolidating in Corficolombiana on December 22, 2016.

Income tax expense

Income tax expense for Corficolombiana increased by Ps 58.4 billion, or 15.3%, to Ps 440.0 billion for the year ended December 31, 2017. Corficolombiana’s effective tax rate (calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax) increased from 41.2% for the year ended December 31, 2016 to 54.1% for the year ended December 31, 2017. The increase in the effective tax rate was mainly driven by the Ps 140.7 billion non-deductible impairment of Corficolombiana’s investment in Episol.

Net income attributable to non-controlling interest

Non-controlling interest in Corficolombiana decreased by 7.0%, or Ps 26.3 billion to Ps 350.7 billion in 2017 as compared to 2016, despite the fact that total net income of Corficolombiana decreased by 15.9% during the year. The Ps 26.3 billion decrease is explained by a Ps 39.3 billion decrease in net income attributable to non-controlling interest from Pizano, which was partially offset by a Ps 17.2 billion increase in net income attributable to non-controlling interest from Promigas.

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

Our net income attributable to controlling interest for the year ended December 31, 2016 increased by 4.8%, or Ps 98.5 billion, to Ps 2,139.9 billion compared to the year ended December 31, 2015. Of the Ps 98.5 billion increase, Ps 123.9 billion is derived from our Central American operations. Our net income attributable to controlling interest from the Colombian operations decreased by Ps 25.4 billion.

The Ps 98.5 billion increase in our consolidated net income attributable to controlling interest was mainly driven by:

(v)	a 10.0% or Ps 830.4 billion increase in net interest income. Ps 280.2 billion of such increase resulted from our Colombian operations and Ps 550.2 billion resulted from our Central American operations;

(vi)	a 16.3% or Ps 597.4 billion increase in net income from commissions and fees. Ps 195.6 billion of such increase resulted from our Colombian operations and Ps 401.7 billion resulting from our Central American operations;

(vii)	a 195.6% or Ps 479.5 billion increase in net trading income. Ps 493.2 billion of such increase resulted from our Colombian operations and was partially offset by a decrease of Ps 13.7 billion from our Central American operations; and

(viii)	a 9.6% or Ps 244.0 billion increase in total other income (expense). Ps 110.5 billion of such increase resulted from our Colombian operations and Ps 133.5 billion resulted from our Central American operations.

The above-detailed increases were partially offset by:

(v)	a 12.0% or Ps 910.7 billion increase in total other expense. Ps 333.8 billion of such increase resulted from our Colombian operations and Ps 576.8 billion resulted from our Central American operations. These increases primarily reflected a Ps 530.4 billion increase in administrative and other expenses and a Ps 419.8 billion increase in personnel expenses;

(vi)	a 45.9% or Ps 891.4 billion increase in net impairment loss on financial assets. Ps 617.9 billion of such increase resulted from our Colombian operations and Ps 273.6 billion resulted from our Central American operations;

(vii)	a 9.5% or Ps 177.9 billion increase in income tax expense. Ps 137.2 billion of such increase resulted from our Colombian operations and Ps 40.7 billion resulted from our Central American operations; and

(viii)	a 5.6% or Ps 72.7 billion increase in net income attributable to non-controlling interest. Ps 16.0 billion of such increase resulted from our Colombian operations and Ps 56.7 billion resulted from our Central American operations.

The following discussion describes the main drivers of Grupo Aval’s consolidated results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015. Further detail is provided in the discussion of the results of our banking subsidiaries.

	Grupo Aval Consolidated
	For the year ended December 31,		Change December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	17,547.0	14,075.6	3,471.4	24.7
Interest expenses	(8,392.4)	(5,751.5)	(2,640.9)	45.9
Net interest income	9,154.6	8,324.1	830.4	10.0
Impairment loss on loans and other accounts receivable, net	(3,004.2)	(2,127.7)	(876.4)	41.2
Impairment loss on other assets, net	(117.9)	(32.2)	(85.8)	266.6
Recovery of charged-off financial assets	290.4	219.7	70.8	32.2
Net impairment loss	(2,831.7)	(1,940.2)	(891.4)	45.9
Net commission and fees income	4,259.7	3,662.3	597.4	16.3
Net trading income	724.7	245.2	479.5	195.6
Other income	2,786.4	2,542.4	244.0	9.6
Other expenses	(8,519.8)	(7,609.1)	(910.7)	12.0
Income before income tax expense	5,573.8	5,224.7	349.2	6.7
Income tax expense	(2,056.9)	(1,879.0)	(177.9)	9.5
Net Income	3,516.9	3,345.7	171.3	5.1
Net income attributable to:
Controlling interest	2,139.9	2,041.4	98.5	4.8
Non-controlling interest	1,377.1	1,304.3	72.7	5.6

	Grupo Aval’s Colombian Operations
	For the year ended December 31,		Change December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	12,816.7	10,131.1	2,685.6	26.5
Interest expenses	(6,824.5)	(4,419.1)	(2,405.4)	54.4
Net interest income	5,992.2	5,712.0	280.2	4.9
Impairment loss on loans and other accounts receivable, net	(2,219.0)	(1,609.1)	(609.9)	37.9
Impairment loss on other assets, net	(100.2)	(20.5)	(79.7)	388.9
Recovery of charged-off financial assets	290.4	218.7	71.8	32.8
Net impairment loss	(2,028.7)	(1,410.9)	(617.9)	43.8
Net commission and fees income	2,378.2	2,182.5	195.6	9.0
Net trading income	709.4	216.1	493.2	228.2
Other income	2,393.0	2,282.5	110.5	4.8
Other expenses	(5,307.2)	(4,973.4)	(333.8)	6.7
Income before income tax expense	4,136.8	4,009.0	127.8	3.2
Income tax expense	(1,635.3)	(1,498.1)	(137.2)	9.2
Net Income	2,501.5	2,510.8	(9.4)	(0.4)
Net income attributable to:
Controlling interest	1,442.4	1,467.8	(25.4)	(1.7)
Non-controlling interest	1,059.1	1,043.1	16.0	26.5

	Grupo Aval’s Central American Operations
	For the year ended December 31,		Change December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	4,730.3	3,944.5	785.8	19.9
Interest expenses	(1,567.9)	(1,332.4)	(235.5)	17.7
Net interest income	3,162.4	2,612.1	550.2	21.1
Impairment loss on loans and other accounts receivable, net	(785.2)	(518.7)	(266.5)	51.4
Impairment loss on other assets, net	(17.8)	(11.7)	(6.1)	52.1
Recovery of charged-off financial assets	-	1.0	(1.0)	(100.0)
Net impairment loss	(802.9)	(529.4)	(273.6)	51.7
Net commission and fees income	1,881.5	1,479.7	401.7	27.1
Net trading income	15.3	29.1	(13.7)	(47.3)
Other income	393.4	259.9	133.5	51.4
Other expenses	(3,212.6)	(2,635.8)	(576.8)	21.9
Income before income tax expense	1,437.1	1,215.7	221.4	18.2
Income tax expense	(421.6)	(380.8)	(40.7)	10.7
Net Income	1,015.5	834.9	180.6	21.6
Net income attributable to:
Controlling interest	697.5	573.6	123.9	21.6
Non-controlling interest	318.0	261.3	56.7	21.7

Net interest income

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	7,914.4	5,768.1	2,146.4	37.2
Consumer loans and leases	7,312.0	6,028.2	1,283.8	21.3
Mortgage loans and leases	1,135.9	908.8	227.2	25.0
Microcredit loans and leases	116.9	107.4	9.6	8.9
Interbank and overnight funds	186.2	191.7	(5.6)	(2.9)
Interest on loans and leases	16,665.5	13,004.1	3,661.4	28.2
Interest on investments in debt securities	881.5	1,071.5	(190.0)	(17.7)
Total interest income	17,547.0	14,075.6	3,471.4	24.7
Interest expense:
Checking accounts	(258.9)	(183.2)	(75.7)	41.3
Time deposits	(3,413.5)	(2,222.8)	(1,190.7)	53.6
Savings deposits	(2,139.8)	(1,426.2)	(713.7)	50.0
Total interest expense on deposits	(5,812.3)	(3,832.2)	(1,980.0)	51.7
Borrowings from banks and others	(575.7)	(413.8)	(161.9)	39.1
Interbank and overnight funds	(570.2)	(340.6)	(229.6)	67.4
Bonds	(1,278.3)	(1,041.1)	(237.1)	22.8
Borrowings from development entities	(156.0)	(123.7)	(32.3)	26.1
Total interest expense	(8,392.4)	(5,751.5)	(2,640.9)	45.9
Net interest income	9,154.6	8,324.1	830.4	10.0

Grupo Aval’s net interest income increased by 10.0%, or Ps 830.4 billion, to Ps 9,154.6 billion in 2016 as compared to 2015, with Ps 280.2 billion of the increase explained by the Colombian operations and Ps 550.2 billion explained by the Central American operations. The increase in net interest income was mainly due to a 24.7%, or Ps 3,471.4 billion, increase in interest income (Ps 2,685.6 billion resulting from the Colombian operations and Ps 785.8 billion resulting from the Central American operations), partially offset by a 45.9% or Ps 2,640.9 billion increase in interest expense (Ps 2,405.4 billion resulting from the Colombian operations’ and Ps 235.5 billion resulting from the Central American operations

Total interest income for Colombia’s operations increased by 26.5% or Ps 2,685.6 billion to Ps 12,816.7 billion in 2016, driven by an increase of 30.8% or Ps 2,850.6 billion to Ps 12,111.4 billion in interest income from total loans and leases (which include interest from interbank and overnight funds). Partially offsetting this increase, was a 19.0%, or Ps 164.9 billion decrease in interest income on investments in debt securities to Ps 705.3 billion. Of the increase in interest income from total loans and leases, Ps 2,858.1 billion result from increase in interest income from loans and leases, which were partially offset by Ps 7.6 billion decrease from interbank and overnight funds.

In our Colombian operations, the increase in interest income on loans and leases of Ps 2,858.1 billion was mainly driven by a 191 basis points increase in the average yield earned on loans and leases from 9.7% in 2015 to 11.6% in 2016, which resulted in an a Ps 1,655.3 billion increase in interest income. The increase in the average yield on loans and leases was in line with a 243 basis points increase in the average Central Bank rate, from 4.67% in 2015 to 7.10% in 2016, as the Central Bank imposed a contractionary monetary policy throughout most of 2016 in order to control inflation. The average interest earning loans and leases portfolio for our Colombian operations increased 9.7% or Ps 9,138.4 billion from Ps 94,480.2 billion in 2015 to Ps 103,618.5 billion in 2016, which resulted in a Ps 1,202.8 billion increase in interest income. The growth in our Colombian operations was the result of:

·	a 7.3% or Ps 4,724.7 billion increase in the average commercial loans and leases portfolio driven by increases in the balance of general purpose loans and financial leases,

·	a 13.1% or Ps 3,329.8 billion increase in the average consumer loans and leases portfolio driven by increases in the balance of personal loans, credit cards and automobile loans, and

·	a 25.7% or Ps 1,070.8 billion increase in the average interest-earning mortgage loans and leases portfolio.

In our Colombian operations, interest income on interbank and overnight funds decreased by Ps 7.6 billion from Ps 142.2 billion in 2015 to Ps 134.7 billion in 2016.

Total interest income for our Central American operations increased by 19.9% or Ps 785.8 billion to Ps 4,730.3 billion in 2016, driven by an increase of 21.7% or Ps 810.8 billion to Ps 4,554.1 billion in interest income from total loans and leases (which include interest from interbank and overnight funds), partially offset by a 12.5% or Ps 25.1 billion decrease in interest income from investments in debt securities to Ps 176.2 billion. Of the increase in interest income from total loans and leases, Ps 808.8 billion resulted from an increase in interest income from loans and leases and Ps 2.0 billion resulted from the increase in interest from interbank and overnight funds.

Our Central American operations increased in interest income on loans and leases by Ps 808.8 billion mainly driven by a 19.1% or Ps 6,513.3 billion increase in its average interest earning loans and leases portfolio from Ps 34,084.3 billion in 2015 to Ps 40,597.6 billion in 2016, which resulted in a Ps 722.4 billion increase in interest income. The average yield earned on loans and leases increased by 25 basis points from 10.8% to 11.1%, which resulted in an additional Ps 86.5 billion increase in interest income.

In our Central American operations interest income on interbank and overnight funds increased by Ps 2.0 billion from Ps 49.5 billion in 2015 to Ps 51.5 billion in 2016.

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

Total interest income on investments in debt securities for our Central American operations decreased by 12.5% or Ps 25.1 billion to Ps 176.2 billion in 2016. This decrease is mainly explained by an 82 basis points decrease in the average yield of investments in debt securities from 4.6% in 2015 to 3.8% in 2016 that resulted in a Ps 36.1 billion decrease in interest income. This decrease was partially offset by a 6.7% or Ps 293.7 billion increase in the average balance from Ps 4,396.8 billion in 2015 to Ps 4,690.4 billion in 2016, which resulted in a Ps 11.0 billion increase in interest income.

Grupo Aval’s consolidated interest expense increased by 45.9% or Ps 2,640.9 billion to Ps 8,392.4 billion in 2016. This increase was explained by a Ps 2,405.4 billion increase from our Colombian operations and a Ps 235.5 billion increase from our Central American operations.

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

Total interest expense for our Central American operations increased by 17.7%, or Ps 235.5 billion, to Ps 1,567.9 billion in 2016, driven by an increase of 19.3%, or Ps 162.4 billion to Ps 1,004.0 billion in interest expense on interest-bearing deposits and by a 14.9%, or Ps 73.1 billion to Ps 563.9 billion increase in interest expense on other funding (including borrowings from banks and others, interbank and overnight funds, long-term debt and borrowings from development entities).

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

Net impairment loss

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(2,673.9)	(1,986.8)	(687.1)	34.6
Impairment loss on accrued interest and other receivables, net	(330.3)	(141.0)	(189.3)	134.3
Impairment loss on investments in debt and equity securities	(80.3)	(6.2)	(74.1)	1,190.9
Impairment loss on noncurrent assets held for sale	(37.6)	(26.0)	(11.7)	45.0
Recovery of charged-off financial assets	290.4	219.7	70.8	32.2
Recovery of impairment loss on investments in debt and equity securities	-	-	-	-
Recovery of impairment loss on noncurrent assets held for sale	-	-	-	-
Net impairment loss	(2,831.7)	(1,940.2)	(891.4)	45.9

	Year ended December 31,				Change, 2016 vs. 2015
	2016		2015		Loans at least 91 days past due	Delinquency Ratio
	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio(1)	#	%
	(in Ps billions)
Delinquency Ratios	2,962.0	2.0%	2,354.4	1.7%	607.6	0.3
Colombian Operations	2,456.1	2.4%	1,924.2	2.0%	532.0	0.3
Commercial loans	1,483.8	2.1%	1,139.9	1.8%	343.9	0.4
Consumer loans	790.8	2.8%	636.6	2.5%	154.2	0.2
Mortgage loans	144.1	2.8%	119.0	2.9%	25.1	(0.1)
Microcredit loans	37.4	9.4%	28.6	7.5%	8.7	2.0
Central American Operations	505.9	1.2%	430.2	1.0%	75.7	0.1
Commercial loans	113.7	0.6%	100.5	0.6%	13.3	0.1
Consumer loans	285.0	1.7%	228.0	1.5%	57.0	0.2
Mortgage loans	107.2	1.2%	101.7	1.2%	5.4	0.0
Microcredit loans	-	N.A.	-	N.A.	-	N.A.

(1)	Calculated as 91 days past due loans divided by total gross loans excluding interbank and overnight funds.

Net impairment loss for Grupo Aval’s consolidated operations increased by 45.9% or Ps 891.4 billion in 2016 as compared to 2015, with Ps 617.9 billion explained by Colombian operations and Ps 273.6 billion explained by Central American operations. The ratio of impairment loss on loans and other accounts receivable, net to average balance of loans and leases for the consolidated operations was 1.7% in 2015 and 2.1% in 2016.

The Ps 617.9 or 43.8% billion increase in net impairment loss resulting from our Colombian operations, was mainly driven by a Ps 419.9 billion increase in impairment loss on loans and leases, net, a Ps 190.1 billion increase in impairment loss on accrued interest and other receivables, net, a Ps 74.1 billion increase in impairment on investments in debt and equity securities (Ps 63.9 billion increase in the impairment of our corporate debt fixed income portfolio related to exposure to Oi S.A. and Telemar Norte Leste S.A., Ps 6.1 billion related to the impairment in CRDS and Ps 4.0 billion related to associates of Promigas, see Corficolombiana’s MD&A (“—Corficolombiana”)), and Ps 5.6 billion increase in impairment loss on noncurrent assets held for sale. These increases were partially offset by a Ps 71.8 billion increase in recoveries of charged-off assets.

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

The Ps 273.6 billion increase in net impairment losses resulting from our Central American operations is mainly explained by a Ps 267.3 billion increase in impairment loss on loans and leases, net and by a Ps 6.1 billion increase in impairment loss on noncurrent held for sale assets. The ratio of net impairment loss on loans and leases to average balance of loans and leases for our Central American operations was 1.5% in 2015 and 1.9% in 2016. The country which contributed the most to the deterioration of the credit risk was Guatemala.

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

Net commission and fee income for Grupo Aval’s consolidated operation increased by 16.3% or Ps 597.4 billion in 2016 as compared to 2015, with Ps 195.6 billion explained by our Colombian operations and Ps 401.7 billion explained by our Central American operations.

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

The 27.1% or Ps 401.7 billion increase in net commission and fee income resulting from our Central American operations is mainly explained by a Ps 403.0 billion increase in banking fees and a Ps 5.7 billion increase in pension and severance fund management. These increases were partially offset by a Ps 7.0 billion increase in commission and fee expenses.

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

During 2016, Grupo Aval’s net trading income came in at Ps 724.7 billion, Ps 479.5 billion or 195.6% higher than the Ps 245.2 billion obtained in 2015. Of such increase, Ps 493.2 billion resulted from our Colombian operations and were partially offset by a Ps 13.7 billion decrease from our Central American operations. Of the consolidated Ps 479.5 billion increase in net trading income, Ps 311.4 billion resulted from an increase in net trading income from investment securities held for trading through profit or loss and Ps 168.1 billion resulted from an increase in net trading income from derivatives.

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

Total other income for Grupo Aval’s consolidated operation increased by 9.6% or Ps 244.0 billion in 2016 as compared to 2015, with Ps 110.5 billion explained by Colombian operations and Ps 133.5 billion explained by Central American operations.

The 4.8% or Ps 110.5 billion increase in total other income resulting from Colombian operations is mainly explained by (i) a Ps 126.0 billion increase in gains on sales of investments, net, related to the sale of Grupo Aval’s subsidiaries’ investment in CIFIN S.A., as part of a sale agreement signed with other minority shareholders to sell 100% of the company TransUnion Netherlands II B.V. CIFIN S.A. is an entity classified as a Technical and Administrative Services Company and accredited as a provider of financial, credit, commercial information and services. The financial entities selling their shares seek a strategic investor with experience and international knowledge, looking to generate added value to this company, by incorporating new knowledge, advanced technologies and better international practices in the analysis of credit information, credit risk management, and money laundering, among others; (ii) a Ps 90.7 billion increase in income from non-financial sector, net, driven by higher operating income from some of Corficolombiana’s subsidiaries such as Promigas, Hoteles Estelar and Unipalma. For an analysis of the income from the non-financial companies, equity method and dividends of Corficolombiana, see Corficolombiana’s MD&A (“—Corficolombiana—Other income (expense)”); (iii) a Ps 53.6 billion increase in gains on valuation of assets, net; and (iv) a Ps 27.9 billion increase in net income from financial instruments designated at fair value.

Partially offsetting these increases was (i) a Ps 89.6 billion decrease in income from the equity method, mainly driven by the impairment that Corficolombiana took on its indirect investment in CRDS for Ps 96.3 billion. For a detailed analysis of this impairment, see Note 14 to our audited consolidated financial statements; (ii) a Ps 41.3 billion decrease in foreign exchange gains (losses), net; (iii) a Ps 45.1 billion decrease in other; (iv) a Ps 6.1 billion decrease in income from sales of noncurrent assets held for sale; and (v) a Ps 5.6 billion decrease in dividend income.

The 51.4% or Ps 133.5 billion increase in total other income resulting from our Central American operations is mainly explained by a Ps 101.3 billion increase in foreign exchange gains (losses), net, a Ps 18.7 billion increase in other income, a Ps 8.3 billion increase in income from sales of noncurrent assets held for sale, and a Ps 5.2 billion increase in gains on sales of investments, net.

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

The 21.9% or Ps 576.8 billion increase in total other expenses resulting from our Central American operations is mainly explained by a Ps 357.6 billion increase in administrative and other expenses, a Ps 243.5 billion increase in personnel expense and a Ps 23.1 billion decrease in depreciation and amortization. The increase in Central America’s expenses is driven by a combination of organic growth and the impact of the devaluation of the peso.

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

The efficiency ratio for the Central American operations deteriorated 47 basis points from 54.7% in 2015 to 55.1% in 2016.

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

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to controlling interest for the year ended December 31, 2016 increased by 123.0%, or Ps 2,342.3 billion, to Ps 4,246.1 billion compared to the year ended December 31, 2015. Net income attributable to controlling interest for the year ended December 31, 2016 includes Ps 2,208.1 billion of income resulting from the deconsolidation of Corficolombiana. Other components Banco de Bogotá’s net income attributable to controlling interest for the year ended December 31, 2016 increased by 7.1%, or Ps 134.2 billion compared to the year ended December 31, 2015. For further detail of the banks’ deconsolidation of Corficolombiana, please see Note 14 of the Consolidated Financial Statements of 2015.

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

The following discussion describes the principal drivers of Banco de Bogotá’s results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015. Further detail is provided in the discussion of the results of operations for LB Panamá and Porvenir.

	Banco de Bogotá
	For the year ended December 31,		Change, December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	10,702.0	8,479.2	2,222.7	26.2
Interest expenses	(4,568.5)	(3,211.1)	(1,357.4)	42.3
Net interest income	6,133.5	5,268.1	865.4	16.4
Impairment loss on loans and other accounts receivable, net	(1,897.9)	(1,323.3)	(574.6)	43.4
Impairment loss on other assets, net	(17.8)	(20.9)	3.1	(14.7)
Recovery of charged-off financial assets	131.9	99.9	32.0	32.0
Net impairment loss	(1,783.8)	(1,244.3)	(539.5)	43.4
Net commission and fees income	3,611.1	3,105.7	505.3	16.3
Net trading income	351.6	286.8	64.8	22.6
Other income	3,095.3	805.9	2,289.4	284.1
Other expenses(1)	(5,825.2)	(5,115.0)	(710.2)	13.9
Income before income tax expense	5,582.4	3,107.2	2,475.2	79.7
Income tax expense	(1,150.4)	(1,047.7)	(102.7)	9.8
Net Income(1)	4,432.0	2,059.6	2,372.4	115.2
Net income attributable to:
Controlling interest(1)	4,246.1	1,903.9	2,342.3	123.0
Non-controlling interest	185.9	155.7	30.2	19.4

(1)	Other income of Ps 3,095.3 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 887.2 billion. Net income of Ps 4,432.0 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 2,224.0 billion. Net income attributable to controlling interest of Ps 4,246.1 billion less Ps 2,208.1 billion, for the deconsolidation effect of Corficolombiana, equals Ps 2,038.1 billion.

	Banco de Bogotá’s Colombian Operations
	For the year ended December 31,		Change, December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	5,971.7	4,534.7	1,437.0	31.7
Interest expenses	(3,000.6)	(1,878.7)	(1,121.8)	59.7
Net interest income	2,971.1	2,656.0	315.1	11.9
Impairment loss on loans and other accounts receivable, net	(1,112.7)	(804.7)	(308.1)	38.3
Impairment loss on other assets, net	(0.0)	(9.2)	9.2	(99.7)
Recovery of charged-off financial assets	131.9	98.9	33.0	33.3
Net impairment loss	(980.9)	(714.9)	(265.9)	37.2
Net commission and fees income	1,729.6	1,626.0	103.6	6.4
Net trading income	336.3	257.8	78.5	30.5
Other income	2,701.9	546.0	2,155.9	394.8
Other expenses(1)	(2,612.7)	(2,479.3)	(133.4)	5.4
Income before income tax expense	4,145.3	1,891.5	2,253.8	119.2
Income tax expense	(728.8)	(666.8)	(62.0)	9.3
Net Income(1)	3,416.6	1,224.7	2,191.8	179.0
Net income attributable to:
Controlling interest(1)	3,230.9	1,068.9	2,161.9	202.3
Non-controlling interest	185.7	155.8	29.9	19.2

	Banco de Bogotá’s Central American Operations
	For the year ended December 31,		Change, December 2016 vs December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	4,730.3	3,944.5	785.8	19.9
Interest expenses	(1,567.9)	(1,332.4)	(235.5)	17.7
Net interest income	3,162.4	2,612.1	550.2	21.1
Impairment loss on loans and other accounts receivable, net	(785.2)	(518.7)	(266.5)	51.4
Impairment loss on other assets, net	(17.8)	(11.7)	(6.1)	52.1
Recovery of charged-off financial assets	-	1.0	(1.0)	(100.0)
Net impairment loss	(802.9)	(529.4)	(273.6)	51.7
Net commission and fees income	1,881.5	1,479.7	401.7	27.1
Net trading income	15.3	29.1	(13.7)	(47.3)
Other income	393.4	259.9	133.5	51.4
Other expenses(1)	(3,212.6)	(2,635.8)	(576.8)	21.9
Income before income tax expense	1,437.1	1,215.7	221.4	18.2
Income tax expense	(421.6)	(380.8)	(40.7)	10.7
Net Income(1)	1,015.5	834.9	180.6	21.6
Net income attributable to:
Controlling interest(1)	1,015.3	834.9	180.4	21.6
Non-controlling interest	0.2	(0.1)	0.3	(336.8)

Net interest income

	Year ended December 31,		Change, December 2016 vs. December 2015
	2016	2015	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	4,852.3	3,589.4	1,262.9	35.2
Consumer loans and leases	4,368.6	3,599.4	769.2	21.4
Mortgage loans and leases	834.3	676.8	157.5	23.3
Microcredit loans and leases	114.8	104.8	10.0	9.5
Interbank and overnight funds	106.1	76.6	29.5	38.5
Interest on loans and leases	10,276.0	8,047.0	2,228.9	27.7
Interest on investment in debt securities	426.0	432.2	(6.2)	(1.4)
Total interest income	10,702.0	8,479.2	2,222.7	26.2
Interest expense:
Checking accounts	(244.7)	(166.8)	(77.9)	46.7
Time deposits	(1,976.9)	(1,446.5)	(530.4)	36.7
Savings deposits	(1,134.0)	(701.3)	(432.6)	61.7
Total interest expense on deposits	(3,355.6)	(2,314.7)	(1,040.9)	45.0
Borrowings from banks and others	(549.0)	(308.6)	(240.4)	77.9
Interbank and overnight funds	(200.1)	(110.2)	(89.9)	81.5
Long-term debt (bonds)	(369.6)	(392.6)	23.0	(5.9)
Borrowings from development entities	(94.2)	(85.0)	(9.2)	10.8
Total interest expense	(4,568.5)	(3,211.1)	(1,357.4)	42.3
Net interest income	6,133.5	5,268.1	865.4	16.4

Banco de Bogotá’s net interest income increased by 16.4% or Ps 865.4 billion to Ps 6,133.5 billion in 2016 as compared to 2015. The increase in net interest income was mainly due to a 26.2% or Ps 2,222.7 billion increase in interest income, partially offset by a 42.3% or Ps 1,357.4 billion increase in interest expense. Of the Ps 865.4 billion increase in net interest income, Ps 315.1 billion are explained by the bank’s Colombian operations and Ps 550.2 billion by the bank’s Central American operations.

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

The 27.6% or Ps 2,199.5 billion increase in interest income from loans and leases for Banco de Bogotá’s consolidated operation in 2016 as compared to 2015 was a result of a 12.6% or Ps 10,383.4 billion increase in the average balance of loans and leases to Ps 92,483.5 billion driven by organic growth in Colombia and in Central America. The increase in the average balance resulted in a Ps 1,141.8 billion increase in interest income and a 129 basis points increase in the average yield on loans and leases from 9.7% in 2015 to 11.0% in 2016 resulted in an additional Ps 1,057.7 billion increase in interest income.

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

Interest income from loans and leases for Banco de Bogotá’s Colombian operations increased by 32.5% or Ps 1,390.7 billion. This increase was driven by an increase of 202 basis points in the average yield on loans and leases from 8.9% in 2015 to 10.9% in 2016, which resulted in a Ps 967.9 billion increase in interest income. The increase in Banco de Bogotá’s average yield on loans and leases was in line with the 243 basis points increase in the average Central Bank rate, from 4.67% to 7.10%. Also contributing to the increase in interest income from loans and leases was a 8.1% or Ps 3,870.1 billion increase in their average balance to Ps 51,885.9 billion in 2016, which was mainly driven by organic growth in the commercial loans and leases portfolio and resulted in a Ps 422.7 billion increase in interest income. The growth in Banco de Bogotá’s Colombian operations was the result of:

·	a 6.9% or Ps 2,557.5 billion increase in the average commercial loans and leases portfolio driven by increases in the balance of general purpose loans,

·	a 9.0% or Ps 785.0 billion increase in the average consumer loans and leases portfolio driven by increases in the balance of personal loans, credit cards and automobile loans, and

·	a 30.1% or Ps 509.7 billion increase in the average interest-earning mortgage loans and leases portfolio.

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

The 42.3% or Ps 1,357.4 billion increase in total interest expense for Banco de Bogotá is explained by an increase of 89 basis points in the average cost of funding, from 3.4% in 2015 to 4.3% in 2016, which resulted in a Ps 836.9 billion increase in interest expense. The average balance of total interest-bearing liabilities increased 12.9% or Ps 12,142.9 billion to Ps 106,596.0 billion in 2016 resulting in a Ps 520.4 billion increase in interest expense. Interest expense for Banco de Bogotá’s interest-bearing deposits increased by 45.0% or Ps 1,040.9 billion to Ps 3,355.6 billion in 2016, mainly driven by a 93 basis points increase in the average cost of funds, from 3.2% in 2015 to 4.2% in 2016, which resulted in a Ps 666.8 billion increase in interest expense. Also contributing to this increase was a 12.5% or Ps 8,978.4 billion increase in the average balance of interest-bearing deposits, from Ps 71,548.5 billion in 2015 to Ps 80,526.9 billion in 2016, which resulted in a Ps 374.1 billion increase in interest expense.

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

Total interest expense for Central American operations increased by 17.7% or Ps 235.5 billion, explained by a 13.6% or Ps 5,692.7 billion increase in the average balance of total interest-bearing liabilities that resulted in a Ps 187.9 billion increase in interest expense. Also contributing to the increase in interest expense was an 11 basis points increase in the average cost of funding from 3.2% to 3.3% that resulted in a Ps 47.6 billion increase in interest expense. Interest expense on interest-bearing deposits increased by 19.3% or Ps 162.4 billion to Ps 1,004.0 billion in 2016, mainly driven by an 16.3% or Ps 4,897.3 billion increase in the average balance of interest-bearing deposits, from Ps 30,079.0 billion in 2015 to Ps 34,976.3 billion in 2016, which resulted in a Ps 140.6 billion increase in interest expense. In addition, the average cost of funds increased from 2.8% in 2015 to 2.9% in 2016, resulting in a Ps 21.8 billion increase in interest expense.

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

Finally, Banco de Bogotá’s average total interest-earning assets (calculated as (i) gross loans including interbank and overnight funds, and (ii) available for sale and held-to-maturity fixed income investments) increased by 12.0%, or Ps 11,290.5 billion, to Ps 105,339.7 billion in 2016 and net interest income increased by 16.4%, or Ps 865.4 billion to Ps 6,133.5 billion in 2016, which resulted in a 22 basis points increase in the net interest margin from 5.6% in 2015 to 5.8% in 2016. The spread between the yield earned on loans and leases and the rate paid on deposits increased 36 basis points from 6.5% in 2015 to 6.8% in 2016.

Net impairment losses

	Year ended December 31,		Change, 2016 vs. 2015
	2016	2015	#	%
	Total Income/Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(1,702.2)	(1,236.3)	(465.9)	37.7
Impairment loss on accrued interest and other receivables, net	(195.7)	(87.0)	(108.7)	124.9
Impairment loss on investments in debt and equity securities	(0.0)	(0.3)	0.3	(92.1)
Impairment loss on noncurrent assets held for sale	(17.8)	(20.5)	2.8	(13.5)
Recovery of charged-off financial assets	131.9	99.9	32.0	32.0
Recovery of impairment loss on investments in debt and equity securities	-	-	-	-
Recovery of impairment loss on noncurrent assets held for sale	-	-	-	-
Net impairment losses	(1,783.8)	(1,244.3)	(539.5)	43.4

	Year ended December 31,				Change, 2016 vs. 2015
	2016		2015		Loans at least 91 days past due	Delinquency Ratio
	Loans at least 91 days past due	Delinquency Ratio(1)	Loans at least 91 days past due	Delinquency Ratio(1)	#	%
	(in Ps billions)
Delinquency Ratios	1,664.2	1.7%	1,360.5	1.5%	303.7	0.2
Colombian Operations	1,158.3	2.2%	930.3	1.9%	228.0	0.3
Commercial loans	807.5	2.0%	619.3	1.7%	188.2	0.4
Consumer loans	280.6	3.0%	262.0	3.0%	18.6	(0.1)
Mortgage loans	33.5	1.5%	21.1	1.2%	12.4	0.3
Microcredit loans	36.6	9.5%	27.8	7.6%	8.8	1.9
Central American Operations	505.9	1.2%	430.2	1.0%	75.7	0.1
Commercial loans	113.7	0.6%	100.5	0.6%	13.3	0.1
Consumer loans	285.0	1.7%	228.0	1.5%	57.0	0.2
Mortgage loans	107.2	1.2%	101.7	1.2%	5.4	0.0
Microcredit loans	-	N.A.	-	N.A.	N.A.	N.A.

(1)	Calculated as 91 days past due loans divided by total gross loans and leases (excluding interbank and overnight funds)

Net impairment losses for Banco de Bogotá increased by 43.4% or Ps 539.5 billion in 2016 as compared to 2015, driven primarily by a 37.7% or Ps 465.9 billion increase in impairment loss on loans and leases, net and a Ps 108.7 billion increase in impairment loss on accrued interest and other receivables, net. These increases were partially offset by a Ps 32.0 billion increase in recoveries of charged-off assets.

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

Charge-offs for Banco de Bogotá increased by 43.3% or Ps 476.1 billion to Ps 1,576.8 billion in 2016 as compared to 2015, and its ratio of charge-offs to average balance of loans and leases (excluding interbank and overnight funds) ratio increased from 1.3% in 2015 to 1.7% in 2016. This ratio was also impacted by the Pacific Exploration & Production Corp. loan mentioned above, which was fully provisioned and charged-off as of June 2016, adding 9 basis points to the full-year ratio.

Banco de Bogotá’s coverage ratio for loans 91 days past due was 142.5% in 2016, with a ratio of 141.4% for its Colombian operations and 122.4% for its Central American operations. These ratios compared with 154.1%, 154.7% and 122.9% for the consolidated, Colombian and Central American operations during 2015.

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

Net commission and fee income for Banco de Bogotá increased by 16.3% or Ps 505.3 billion in 2016 as compared to 2015, with Ps 103.6 billion resulting from Banco de Bogotá’s Colombian operations and Ps 401.7 billion resulting from Banco de Bogotá’s Central American operations.

The Ps 103.6 billion or 6.4% increase resulting from Banco de Bogotá’s Colombian operations was mainly driven by a Ps 54.7 billion or 6.3% increase in commissions from banking fees, a Ps 30.6 billion or 4.0% increase in fees from pension and severance fund management, a Ps 20.8 billion or 16.4% increase in fees from trust and portfolio management activities and a Ps 10.9 billion or 9.7% increase in fees from bonded warehouse services. These increases were partially offset by a Ps 13.4 billion or 5.6% increase in commission and fee expenses.

The Ps 30.6 billion increase in fees from pension and severance fund management was driven by a Ps 26.9 billion or 3.5% to Ps 790.0 billion in 2016 in Porvenir.

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

Net trading income

Banco de Bogotá’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

During 2016, Banco de Bogotá’s net trading income was Ps 351.6 billion, 22.6% or Ps 64.8 billion higher than the Ps 286.8 billion for 2015. Colombian operations accounted for a Ps 78.5 billion increase in net trading income, offset in part by a Ps 13.7 billion decrease in net trading income from the Central American operations. The Ps 64.8 billion increase in net trading income was driven by a Ps 367.0 billion increase in net trading income from investment securities held for trading through profit or loss and Ps 302.2 billion decrease in net trading income from derivatives.

Total income from valuation on trading and hedging derivatives decreased Ps 302.2 billion from Ps 340.1 billion to in 2015 to Ps 37.9 billion in 2016, driven by the appreciation of the Colombian peso during 2016.

The Ps 367.0 billion increase in net trading income from investment securities held for trading through profit or loss, for Banco de Bogotá, was mainly driven by an increase in the return from a negative 1.9% in 2015 to 14.8% in 2016, resulting in a Ps 461.4 billion increase in income. The average balance of Banco de Bogotá’s fixed income and equity investments held for trading through profit or loss decreased by 23.1%, or Ps 638.6 billion, to Ps 2,121.0 billion, and resulted in a Ps 94.4 billion decrease in income.

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

For the Central America operation net trading income from investment securities held for trading through profit or loss increased Ps 131.8 billion from Ps 21.5 billion in 2015 to Ps 153.3 billion in 2016. The increase was mainly explained by an increase in the return from 2.9% in 2015 to 42.6% in 2016, resulting in a Ps 296.2 billion increase in income. The average balance of fixed income and equity investments held for trading through profit or loss decreased by Ps 385.6 billion, to Ps 359.5 billion, resulting in a Ps 164.4 billion decrease in income. The increase in yield is primarily associated with gains on sales of fixed income investments held for trading through profit or loss.

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

Total income from investment securities for Banco de Bogotá (comprised of income on investment in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 739.7 billion for 2016, Ps 360.7 billion higher than the Ps 379.0 billion for 2015. This was primarily driven by an increase of 301 basis points in the average return on total investment securities from 2.9% in 2015 to 5.9% in 2016, generating a Ps 389.8 billion increase in interest income, which was partially offset by a Ps 489.7 billion decrease in the average balance of Total Investment Securities from Ps 12,942.8 billion in 2015 to Ps 12,453.1 billion in 2016, resulting in a Ps 29.1 billion decrease in interest income.

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

Total other income for Banco de Bogotá increased by Ps 2,289.4 billion to Ps 3,095.3 in 2016, this increase was mainly driven by the one-time effect Ps 2,208.1 billion of income resulting from the deconsolidation of Corficolombiana, a Ps 92.1 billion increase in foreign exchange gains (losses), net, a Ps 21.3 billion increase in gains on sales of investments, net related to the sale of the bank’s investment in CIFIN S.A. to TransUnion Netherlands and a Ps 4.8 billion increase in gains on valuations of assets. These increases were partially offset by a Ps 64.6 billion decrease in equity method related to a decrease in Corficolombiana’s net income (see Corficolombiana’s MD&A (“—Corficolombiana— Other income (expense)”) and a Ps 10.1 billion decrease in income from the non-financial sector related to higher personnel and administrative expenses in Banco de Bogotá’s subsidiary Megalinea.

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

Total other expenses for Banco de Bogotá increased by Ps 710.2 billion, or 13.9%, in 2016 as compared to 2015. Of this increase, Ps 133.4 billion was driven by the Colombian operations and Ps 576.8 billion by Central American operations.

The Ps 133.4 billion or 5.4% increase in total other expenses resulting from Colombian operations was mainly driven by a 7.2% or Ps 92.5 billion increase in administrative and other expenses and an 8.6% or Ps 70.9 billion increase in personnel expenses. Partially offsetting this increase was a Ps 34.6 billion decrease in other expenses.

The Ps 576.8 billion increase in total other expenses resulting from Central American operations is mainly explained by a Ps 33.9% or 357.6 billion increase in administrative and other expenses and an 18.4% or Ps 243.5 billion increase in personnel expenses, partially offset by a Ps 23.1 billion decrease in depreciation and amortization.

The increase in personnel expenses for Banco de Bogotá resulted from a 1.7% increase in headcount during the year to support the growth of the loan portfolio. The number of employees went from 46,418 employees in 2015 to 47,208 employees in 2016. Furthermore, there was a 12.6% increase in yearly salaries and employee benefits per employee (6.9% for Colombian operations and 15.4% for Central American Operations) from Ps 43.4 million in 2015 to 48.6 million in 2016.

Banco de Bogotá’s efficiency ratio (calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other) remained relatively stable at 49.3% in 2015 and 49.6% in 2016 (44.4% to 43.9% for Colombian operations and 54.7% to 55.1% for Central American Operations). The ratio of personnel and administrative and other expenses as a percentage of average assets increased from 3.7% in 2015 to 3.9% in 2016 (stable at 3.1% for Colombian operations and 4.4% to 4.8% for Central American Operations).

Income tax expense

Income tax expense for Banco de Bogotá increased by 9.8%, or Ps 102.7 billion, to Ps 1,150.4 billion in 2016. Banco de Bogotá’s effective tax rate (calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense) was 20.5% in 2016 compared to 33.8% in 2015. The decrease in the effective tax rate in 2016 was mainly explained by the one-time effect resulting from the deconsolidation of Corficolombiana which was a non-taxable income. Excluding this one-time effect, Banco de Bogotá’s effective tax rate for 2016 would have been 33.7%.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by Ps 30.2 billion, to Ps 185.9 billion in 2016 as compared with Ps 155.7 billion in 2015. The ratio of net income attributable to non-controlling interest to net income was 4.2% in 2016 compared to 7.6% in 2015. The decrease was mainly explained by the one-time effect resulting from the deconsolidation of Corficolombiana. Net income less the one-time effect of the deconsolidation of Corficolombiana was Ps 2,224.0 billion. Banco de Bogotá’s ratio of net income attributable to non-controlling interest to net income less the one-time effect of the deconsolidation of Corficolombiana for 2016 would have been 8.4% (net income attributable to non-controlling interest of Ps 185.9 billion divided by net income less the one-time effect of the deconsolidation of Corficolombiana of Ps 2,224.0 billion), reflecting the improvement in Porvenir’s results and the recognition of its non-controlling interests.

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

Total other income increased by 53.2%, or Ps 88.9 billion, to Ps 255.9 billion in 2016 as compared to 2015. This increase was mainly driven by a Ps 75.3 billion increase in foreign exchange gains (losses), net, a Ps 47.0 billion increase in gains on sales of investments, of which Ps 44.2 were related to the sale of the bank’s investment in CIFIN S.A. to TransUnion Netherlands, a Ps 31.3 billion increase in gains on valuation of assets and a Ps 21.7 billion increase in equity method contributed by Porvenir. These increases were partially offset by a Ps 55.3 billion decrease in other income, a Ps 22.2 billion decrease in income from non-financial sector, net, a Ps 6.3 billion decrease in dividend income primarily from Corficolombiana and a Ps 2.5 billion decrease in income from sales of noncurrent assets held for sale.

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

Total other income (expense) increased by Ps 10.2 billion, or 5.7%, to Ps 188.2 billion in 2016 from Ps 178.0 billion in 2015. This increase was mainly due to a Ps 34.7 billion increase in gains on sales of investments, net related to the sale of the bank’s investment in CIFIN S.A. to TransUnion Netherlands and a Ps 5.8 billion increase in gains on valuation of assets. Partially offsetting this was a Ps 19.1 billion decrease in other income, a Ps 5.1 billion decrease in dividend income from Corficolombiana, a Ps 1.9 billion decrease in foreign exchange gains (losses), net, a Ps 1.6 billion decrease in income from equity method from ATH, a Ps 1.4 billion decrease in income from sales of noncurrent assets held for sale and a Ps 1.3 billion decrease in income from non-financial sector.

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

Net impairment losses

	Year ended December 31.		Change, 2016 vs. 2015
	2016	2015	#	%
	Total Income/ Expense	Total Income/ Expense	Total Income/Expense
	(in Ps billions)
Impairment losses:
Impairment loss on loans and leases, net	(218.9)	(182.1)	(36.8)	20.2
Impairment loss on accrued interest and other receivables, net	(17.5)	(6.8)	(10.8)	158.8
Impairment loss on investments in debt and equity securities	-	0.3	(0.3)	(100.0)
Impairment loss on noncurrent held for sale assets	-	(0.0)	0.0	(100.0)
Recovery of charged-off financial assets	36.9	22.4	14.5	64.4
Recovery of impairment loss on investments in debt and equity securities	-	-	-	-
Recovery of impairment loss on noncurrent held for sale assets	-	-	-	-
Net impairment losses	(199.5)	(166.1)	(33.4)	20.1

	Year ended December 31,
	2016		2015		Change, 2016 vs. 2015
	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio(1)	Loans 91 days past due	Delinquency Ratio(1)
					#	%
	(in Ps billions)
Delinquency Ratios:
Total loans and leases	261.4	2.8%	258.3	3.1%	3.0	(0.3)
Commercial loans and leases	71.9	2.3%	61.0	2.2%	10.9	0.1
Consumer loans and leases	106.2	2.3%	118.9	3.0%	(12.7)	(0.6)
Mortgage loans and leases	83.2	4.8%	78.3	4.9%	4.8	(0.1)
Microcredit loans and leases	0.1	4.8%	0.1	3.5%	(0.0)	1.3

(1)	Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

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

Total other income (expense) decreased by 0.4%, or Ps 0.4 billion, to Ps 92.9 billion in 2016 as compared to 2015. This decrease was mainly driven by a Ps 5.3 billion decrease in foreign exchanges gains (losses), net, a Ps 5.1 billion decrease in income from sales of noncurrent assets held for sale, a Ps 3.4 billion decrease in other income and a Ps 0.7 billion decrease in equity method. Partially offsetting these decreases was a Ps 9.7 billion increase in gains on sales of investments, net derived from the sale of the bank’s investment in CIFIN S.A. to TransUnion Netherlands and a Ps 1.0 billion increase in dividend income.

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

Corficolombiana

Net income

	For the year ended December 31,		Change, 2016 vs 2015
	2016	2015	#	%
	(in Ps billions)
Interest income	518.0	334.4	183.7	54.9
Interest expenses	(947.6)	(608.0)	(339.6)	55.9
Net interest income	(429.6)	(273.6)	(156.0)	57.0
Impairment loss on loans and other accounts receivable, net	(59.2)	(8.5)	(50.7)	598.8
Impairment loss on other assets, net	(13.3)	0.0	(13.3)	N.A.
Recovery of charged-off financial assets	0.4	0.5	(0.2)	(30.0)
Net impairment loss	(72.1)	(7.9)	(64.2)	810.4
Net commission and fees income	56.9	43.3	13.6	31.5
Net trading income	158.8	(131.2)	290.0	(221.1)
Other income	1,574.1	1,628.4	(54.3)	(3.3)
Other expenses	(235.0)	(170.4)	(64.7)	37.9
Income before income tax expense	1,053.1	1,088.6	(35.6)	(3.3)
Income tax expense	(381.6)	(330.9)	(50.8)	15.3
Net Income	671.4	757.7	(86.3)	(11.4)
Net income attributable to:
Controlling interest	294.5	445.9	(151.4)	(34.0)
Non-controlling interest	377.0	311.8	65.1	20.9

Corficolombiana’s net income attributable to controlling interest decreased by 34.0%, or Ps 151.4 billion to Ps 294.5 billion in 2016 as compared to 2015. Corficolombiana’s net income attributable to controlling interest for 2016 was negatively impacted as a result of an impairment adjustment on its indirect investment in CRDS for Ps 102.3 billion (Corficolombiana owns 100% of Episol, an entity that holds a 33% minority stake in CRDS). In absence of this expense, net income attributable to controlling interest for Corficolombiana would have been Ps 396.8 billion, showing an 11.0% decline versus net income in 2015.

As explained in further detail in Note 14 of Grupo Aval’s financial statements, on February 22, 2017 CRDS and Agencia Nacional de Infraestructura (ANI) signed an agreement to early terminate and liquidate the Concession Contract No. 001 of 2010 regarding Sector 2 of Ruta del Sol. After the agreement was reached and an initial value of the liquidation of the contract was agreed upon the parties, Episol conducted an impairment analysis on its investment in CRDS. This analysis concluded the need to record an impairment adjustment in the amount of Ps 102.3 billion, calculated by Ps 96.3 billion through the equity method line, and Ps 6.0 billion in an impairment loss on investments in debt and equity securities.

Aside from the above, Corficolombiana’s net income attributable to controlling interest decreased by an additional Ps 49.1 billion mainly due to a contraction of the net interest income and a decline in total other income (expense) explained in the next paragraphs.

Net interest income

	For the year ended December 31,		Change, 2016 vs 2015
	2016	2015	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	144.8	103.5	41.3	39.9
Consumer loans and leases	56.1	0.1	56.0	N.A.
Mortgage loans and leases	-	-	-	-
Microcredit loans and leases	-	-	-	-
Interbank and overnight funds	142.2	80.1	62.0	77.4
Interest on loans and leases	343.1	183.7	159.4	86.7
Interest on investments in debt securities	175.0	150.7	24.3	16.1
Total interest income	518.0	334.4	183.7	54.9
Interest expense:
Checking accounts	(0.0)	(0.0)	(0.0)	N.A.
Time deposits	(291.1)	(172.0)	(119.1)	69.3
Savings deposits	(41.6)	(24.9)	(16.7)	67.2
Total interest expense on deposits	(332.7)	(196.9)	(135.9)	69.0
Borrowings from banks and others	(207.7)	(68.1)	(139.6)	205.1
Interbank and overnight funds	(205.3)	(133.7)	(71.6)	53.5
Long-term debt (bonds)	(195.1)	(202.7)	7.6	(3.7)
Borrowings from development entities	(6.7)	(6.6)	(0.1)	2.1
Total interest expense	(947.6)	(608.0)	(339.6)	55.9
Net interest income	(429.6)	(273.6)	(156.0)	57.0

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

The increase in the average balance of funding levels of the non-financial entities is attributable to a 35.0% or Ps 937.2 billion increase in Promigas’ average indebtedness to Ps 3,616.3 billion, related to the start of operations of the LNG regasification plant at Sociedad Portuaria del Cayao (SPEC) and the BOMT gas treatment plant project signed with Canacol during December 2016. Partially offsetting this increase was an 18.9% drop, or Ps 94.1 billion decrease in Epiandes’ average indebtedness to Ps 406.6 billion in 2016.

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

Starting on January 1, 2016 Promigas’ loans to customers were classified as interest earning assets and their respective income was classified as interest income. Until December 31, 2015 they were presented as other accounts receivable and income from the non-financial sector, net respectively.

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

Of the Ps 50.7 billion increase in impairment loss on loans and accounts receivable, net, Ps 33.1 billion are attributable to the consolidated non-financial entities, mainly as a result of the reclassification of the impairment losses associated with Promigas’ loans to clients which in 2015 were classified as income from the non-financial sector, and Ps 17.6 billion to the consolidated financial entities. The increase coming from the latter is explained by i) Ps 11.1 billion on guarantees that had been granted by Corficolombiana to Electricaribe and that were drawn in September and December, 2016, and ii) a Ps 6.7 billion increase in impairment losses from Leasing Corficolombiana due to a deterioration of its commercial loan portfolio.

Impairment on investments for 2016 were comprised of i) Ps 6.0 billion associated to the impairment of Corficolombiana’s investment in Episol mentioned above ii) Ps 3.1 billion in Promigas’ associate Compañía Energética del Este, and iii) Ps 0.1 billion in Promigas’ associate Antillean Gas, both due to changes in market conditions.

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

Net trading income

Corficolombiana’s net trading income includes (i) net trading income from investment securities held for trading through profit or loss, that reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities held for trading through profit or loss, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from those considered under hedge accounting.

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

Total income from investment securities

Corficolombiana’s securities portfolio is classified in the following categories: (i) equity and fixed income investments held for trading through profit or loss (described in this section as net trading income in investment securities held for trading through profit or loss), (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments; ((ii) and (iii) are described above in the net interest income section as interest income from investment on debt securities). Corficolombiana manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities (comprised of income on investments in debt securities and net trading income from investment securities held for trading through profit or loss) was Ps 310.5 billion for 2016, 64.6% or Ps 121.8 billion higher than the Ps 188.7 billion registered during 2015. This increase is explained by an increase in the average yield on total investment securities from 4.8% in 2015 to 7.5% in 2016, which resulted in a Ps 109.2 billion increase in income. In addition, there was an increase in the average balance of total investment securities (calculated as (i) fixed income and equity investments held for trading through profit or loss, (ii) available for sale fixed income investments and (iii) held to maturity fixed income investments) from Ps 3,962.7 billion in 2015 to Ps 4,131.3 billion in 2016, which resulted in a Ps 12.7 billion increase in income.

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

Total other income decreased by Ps 54.3 billion, or 3.3%, to Ps 1,574.1 billion in 2016 as compared to Ps 1,628.4 billion recorded in 2015, mainly driven by a Ps 228.6 billion decrease in foreign exchange gains (losses), net discussed above as an offset to the gain in net trading income from derivatives (the net result of these two accounts was a loss of Ps 14.1 billion in 2016 versus a gain of Ps 22.1 billion in 2015), a Ps 61.8 billion decrease in income from the equity method and a Ps 6.2 billion decrease in dividend income.

Partially offsetting these decreases was a Ps 170.9 billion increase in income from non-financial sector, net due to higher operating income results in some of Corficolombiana's consolidated non-financial subsidiaries, a Ps 27.9 billion increase in net income from financial instruments designated at fair value (which are the concession arrangements rights), a Ps 17.7 billion increase in gains on sales of investments, net, a Ps 12.2 billion increase in income from sales of noncurrent assets held for sale, a Ps 8.4 billion increase in gains on valuation of assets, net and a Ps 5.1 billion increase in other income.

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

The Ps 17.7 billion increase in gains on sales of investments, net to Ps 21.8 billion in 2016 from Ps 4.1 billion in 2015 was driven by the sale of Corficolombiana’s stake in CIFIN S.A. to TransUnion Netherlands for Ps 22.1 billion. For further detail of this transaction, see Note 30 to our audited consolidated financial statements of 2015.

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

Corficolombiana’ s total other expenses increased by Ps 64.7 billion or 37.9% to Ps 235.0 billion in 2016 as compared to 2015. This increase was mainly driven by a Ps 53.9 billion increase in administrative and other expenses, a Ps 10.1 billion increase in other expenses, and a Ps 7.9 billion increase in personnel expenses. Partially offsetting this increase in expenses was a Ps 6.0 billion reduction in the wealth tax paid during 2016 when compared to 2015.

The increase in the administrative and other expenses line item was affected by a Ps 12.4 billion of expenses related to the consolidation of Casa de Bolsa S.A. starting on December 31, 2016 (previously consolidated under Banco de Bogotá), a Ps 4.5 billion increase in losses on sales of property, plant and equipment and a Ps 3.4 billion increase in expenses on labor suit contingencies.

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

B.	Liquidity and capital resources

The following table sets forth our sources of funding at December 31, 2017 and 2016.

	At December 31,
	2017	2016

	(in Ps billions)
Liabilities and equity:
Derivatives held for trading	298.7	640.7
Deposits	154,885.2	143,887.1
Interbank borrowings and overnight funds	4,970.4	6,315.7
Borrowings from banks and others	18,205.3	17,906.6
Long-term debt (bonds)	19,102.2	18,568.2
Borrowings from development entities	2,998.1	2,725.7
Hedging derivatives	13.5	43.4
Provisions	692.6	620.4
Income tax liabilities	2,027.7	1,651.9
Employee benefits	1,238.2	1,097.6
Other liabilities	6,235.5	5,957.2
Total liabilities	210,667.3	199,414.5
Controlling interest	16,287.0	15,601.6
Non-controlling interest	9,584.2	9,057.7
Total equity	25,871.2	24,659.2
Total liabilities and equity	236,538.5	224,073.7

Capitalization ratios

The following tables present consolidated capitalization ratios for our Colombian banking subsidiaries and Corficolombiana which are subject to capital requirements.

	At December 31, 2017
	Grupo Aval entities
(in percentages)	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana	Grupo Aval consolidated
Tangible equity ratio(1)	8.5%	11.2%	11.6%	11.6%	23.1%	7.9%
Tier 1 ratio(2)	8.8%	10.5%	8.9%	10.9%	31.7%	-
Solvency ratio(3)	13.5%	13.4%	10.5%	12.3%	36.8%	-

Source: Company calculations based on each entity’s respective financial statements for the period indicated. Tangible equity ratio is calculated under IFRS. Tier 1 ratio and solvency ratio are calculated under Colombian IFRS applicable to Consolidated Financial Statements as required by the Superintendency of Finance.

(1)	Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights). See “Item 3. Key Information—A. Selected financial and operating data— Ratios and Measures of Financial Performance.”

(2)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.

(3)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital adequacy requirements.” The solvency ratio for Grupo Aval is calculated as the sum of technical capital of our banking subsidiaries on a consolidated basis divided by the sum of risk-weighted assets of our banking subsidiaries on a consolidated basis.

Each of our banking subsidiaries and Corficolombiana are required by the Superintendency of Finance to maintain a solvency ratio of at least 9.0% of its total risk-weighted assets and a measure of core solvency for Tier 1, which requires higher quality capital and is set at a minimum of 4.5% of risk-weighted assets. As Grupo Aval is not regulated as a financial institution or bank holding company, it is not required to comply with capital adequacy regulations applicable to our banking subsidiaries. Commencing in September 2018, we will be subject to the supervision and regulation of the Superintendency of Finance as a financial conglomerate holding company and will be required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital adequacy requirements.”

Funding

Our banking subsidiaries fund most of their loans with deposits. Other sources of funding include interbank borrowings and overnight funds, and borrowings from development banks and long-term bond issuances.

The following table summarizes the funding structure of our banks on a consolidated basis at the dates indicated.

	At December 31,
	2017	2016	2015
	(in Ps billions)
Deposits	154,885.2	143,887.1	135,954.6
Borrowings from banks and others	18,205.3	17,906.6	18,750.6
Interbank borrowings and overnight funds	4,970.4	6,315.7	9,474.9
Long-term debt (bonds)	19,102.2	18,568.2	16,567.1
Borrowings from development entities	2,998.1	2,725.7	2,506.6
Total funding	200,161.3	189,403.3	183,253.9

In 2017, total funding increased by 5.7 percentage points from December 31, 2016 mainly as a result of an increase in deposits and borrowings from development entities.

From year-end 2016 to year-end 2017, deposits and borrowings from development entities as a percentage of total funding increased by 1.4 and 0.1 percentage points, respectively. Interbank and overnight funds, borrowings from banks and others and long-term debt decreased as a percentage of total funding by 0.9, 0.4 and 0.3 percentage points, respectively.

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

The following table presents Grupo Aval’s and its subsidiaries international and local ratings as issuers

		International			Local
		Moody's	Fitch Ratings	Standard & Poor's	Fitch Ratings Nacional	BRC Standard & Poor's	Outlook Moody’s	Outlook Fitch	Outlook S&P
Grupo Aval	Foreign currency - Long term	Ba2	BBB				Stable	Stable
	Local currency - Long term	Ba2	BBB			AAA
Banco de Bogotá	Foreign currency - Long term	Baa2	BBB	BB+			Negative	Stable	Stable
	Foreign currency - Short term	P2	F2	B
	Local currency - Long term	Baa2	BBB	BB+		AAA
	Local currency - Short term	P2	F2	B
Banco de Occidente	Local currency - Long term		BBB		AAA	AAA		Stable
	Local currency - Short term		F3		F1+	BRC1+
Banco Popular	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Banco AV Villas	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Corficolombiana	Foreign currency - Long term		BBB		AAA			Stable
	Local currency - Long term		BBB			AAA

Any adverse change in credit ratings may increase the cost of our funding. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business—Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding.”

The following tables present our consolidated funding from deposits at the dates indicated.

	At December 31,
	2017	2016	2015
	(in Ps billions)
Interest-bearing customer deposits:
Checking accounts	20,596.5	21,843.6	16,239.3
Time deposits	62,616.2	58,006.1	51,777.4
Savings deposits	55,778.7	50,573.9	50,298.1
Total	138,991.4	130,423.7	118,314.8
Non-interest-bearing customer deposits:
Checking accounts	15,421.1	13,134.6	17,191.3
Other deposits	472.8	328.8	448.5
Total	15,893.9	13,463.4	17,639.8
Total customer deposits	154,885.2	143,887.1	135,954.6

Checking accounts. Our consolidated balance of checking accounts was Ps 36,017.6 billion at December 31, 2017, Ps 34,978.2 billion at December 31, 2016 and Ps 33,430.7 billion at December 31, 2015, representing 18.0%, 18.5% and 18.2% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 62,616.2 billion at December 31, 2017, Ps 58,006.1 billion at December 31, 2016 and Ps 51,777.4 billion at December 31, 2015, representing 31.3%, 30.6% and 28.3% of total funding, respectively.

The following table present time deposits held at December 31, 2017, by amount and maturity for deposits.

	At December 31, 2017
	Peso- denominated	Foreign currency- denominated	Total
	(in Ps billions)
Up to 3 months	6,543.8	9,748.0	16,291.8
From 3 to 6 months	2,346.5	4,327.3	6,673.8
From 6 to 12 months	6,779.9	6,556.5	13,336.5
More than 12 months	13,703.4	5,447.5	19,150.9
Time deposits less than U.S.$100,000(1)	4,844.2	2,319.0	7,163.2
Total	34,217.9	28,398.3	62,616.2

(1)	Equivalent to Ps 298.4 million at the representative market rate at December 31, 2017 of Ps 2,984.00 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 55,778.7 billion at December 31, 2017, Ps 50,573.9 billion at December 31, 2016 and Ps 50,298.1 billion at December 31, 2015, representing 27.9%, 26.7%, 27.4% of total funding requirements, respectively, in each of those years.

Other deposits. Our consolidated balance of other deposits, which consist of deposits from correspondent banks, cashier checks and collection services, was Ps 472.8 billion at December 31, 2017, Ps 328.8 billion at December 31, 2016 and Ps 448.5 billion at December 31, 2015, representing 0.2%, 0.2% and 0.2%, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 4,970.4 billion at December 31, 2017, Ps 6,315.7 billion at December 31, 2016 and Ps 9,474.9 billion at December 31, 2015, representing 2.5%, 3.3% and 5.2% of total funding requirements, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings for the periods indicated.

	At December 31, 2017
	Amount	Average rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	4,970.4	–
Average during period	6,751.3	4.3%
Maximum amount of borrowing at any month-end	8,823.3	–
Interest paid during the period	287.3	–

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

Borrowings from banks and others. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 18,205.3 billion at December 31, 2017, Ps 17,906.6 billion at December 31, 2016, Ps 18,750.6 billion at December 31, 2015, representing 9.1%, 9.5% and 10.2% of total funding requirements, respectively.

Long-term debt (bonds). We issue bonds in the Colombian and international markets. Our consolidated balance of bonds outstanding was Ps 19,102.2 billion at December 31, 2017, Ps 18,568.2 billion at December 31, 2016 and Ps 16,567.1 billion at December 31, 2015, representing 9.5%, 9.8% and 9.0% of total funding requirements, respectively. On February 1, 2012, Grupo Aval Limited issued U.S.$600.0 million (Ps 1,083.6 billion at the date of the issuance) of 5.25% Senior Notes due 2017 and on September 26, 2012, Grupo Aval Limited issued U.S.$1.0 billion (Ps 1,795.7 billion at the date of the issuance) 4.75% Senior Notes due 2022. On November 24, 2016, Grupo Aval S.A. issued CPI+3.86% Senior Notes due 2026 and CPI+4.15% Senior Notes due 2036 in the Colombian market for Ps 300 billion (U.S.$94.1 million at the date of the issuance). On November 28, 2016, Grupo Aval effected the Make-whole Redemption of Grupo Aval Limited’s 5.25% Senior Notes due 2017. On June 28, 2017, Grupo Aval S.A. issued CPI+2.69% Senior Notes due 2020 and CPI+3.99% Senior Notes due 2042 in the Colombian market for Ps 400 billion (U.S.$132.2 million at the date of the issuance).

The following bond issuances were placed in the market in 2017:

Issuer (in Ps billion)	Issuance date	Amount	Expiration date	Interest rate
Grupo Aval	2017	400.1	June 2020 and June 2042	CPI +2.69 and 3.99
Banco de Occidente	2017	1,000.0	April 2020 to December 2032	CPI + 3.30 to 3.84 and Fixed 6.18% to 6.65%
Banco Popular	2017	795.1	August 2018 to September 2022	DTF + 1.49; IBR +1.32; CPI +2.72 and 3.25; Fixed 6.62% and 7.34%
Banco de Bogotá	2017	1,778.8	August 2027	Fixed 4.38%
BAC Credomatic El Salvador(1)	2017	63.7	January 2018 to May 2022	5.80%
BAC Credomatic de Guatemala S.A.(1)	2017	379.2	January 2018 to February 2019	4.5% to 8.50%
BAC Credomatic de Honduras(1)	2017	123.1	May to December 2020	0.50% to 9.50%

(1)	Translated to pesos using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2017 of Ps 2,984.00.

Capital expenditures

Grupo Aval incurred Ps 438.0 billion of capital expenditures in property, plant and equipment in 2017, as compared to Ps 626.7 billion in 2016.

C.	Research and development, patents and licenses, etc.

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

	At December 31,
	2017	2016	2015
Grupo Aval	(in Ps billions)
Unused credit card limits	18,025.6	17,383.4	16,695.0
Civil demands against our banks	355.5	209.6	516.3
Issued and confirmed letters of credit	1,052.7	794.8	805.6
Unused lines of credit	2,492.8	2,720.4	2,887.9
Bank guarantees	2,586.0	2,752.0	2,896.5
Approved credits not disbursed	1,736.2	2,888.8	2,339.3
Other	1,991.2	2,316.7	2,364.8
Total	28,240.0	29,065.6	28,505.5

F.	Tabular disclosure of contractual obligations

The following tables present our contractual obligations at December 31, 2017.

	At December 31, 2017
	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	Grupo Aval (in Ps billions)
Liabilities:
Long-term debt obligations(1)	19,102.2	1,398.9	3,932.5	4,451.2	9,319.6
Time deposits	62,616.2	45,305.1	10,898.6	3,692.8	2,719.7
Long-term borrowings from banks and others	18,205.3	10,494.8	2,610.7	1,621.6	3,478.3
Interbank and overnight funds	4,970.4	4,970.4	0.0	0.0	0.0
Employee benefit plans	1,238.2	391.4	143.1	183.0	520.7
Total	106,132.3	62,560.6	17,584.9	9,948.5	16,038.3

(1)	See Note 21 to our audited consolidated financial statements at December 31, 2017.

Grupo Aval through its subsidiaries has contractual obligations under operating lease agreements. During the years ended December 31, 2017, 2016 and 2015, total expense incurred in respect to these agreements amounted to Ps 296.2 billion, Ps 274.1 billion and Ps 243.3 billion, respectively, and were recorded within Other expenses. Management does not expect this expense to change significantly in subsequent periods.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of Directors

The Board of Directors of Grupo Aval is composed of seven principal members and seven alternate members, each of whom serves a one-year term and may be reelected indefinitely. The term for the current directors expires on March 31, 2019.

The current members of the Board of Directors were appointed at a shareholders’ meeting held on March 23, 2018. The following table presents the names of the current principal and alternate members of the board of directors.

Board member	Alternate
Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuéllar de Jaramillo
Fabio Castellanos Ordóñez (1)(2)(3)	Luis Fernando López R. (2)
Germán Michelsen Cuéllar(1)(3)	Gabriel Mesa Zuleta(2)
Esther América Paz Montoya(1)(2)(3)	Germán Villamil Pardo(2)

(1)	Member of the Audit committee.

(2)	Independent director under Colombian requirements.

(3)	Independent director under SEC Audit Committee rules.

Luis Fernando Pabón Pabón is the secretary of our board.

Biographical information of the principal members of our board of directors and the secretary of our board is set forth below. Ages of members of our board of directors throughout this annual report are as of April 20, 2018.

Luis Carlos Sarmiento Angulo, age 85, has served as the Chairman of the board of directors of Grupo Aval since 1999. Mr. Sarmiento Angulo is the founder and controlling shareholder of Grupo Aval and, since 1985, has served as a member of the board of directors of Organización Luis Carlos Sarmiento Angulo Ltda., an affiliate of our controlling shareholder. Since 2010 he has served as principal member of the Board of Directors of Casa Editorial El Tiempo and of CEET TV. He also serves as Chairman of the board of directors of the following not-for-profit entities: Fundación para el Futuro de Colombia—Colfuturo; Fundación Grupo Aval and Fundación Luis Carlos Sarmiento Angulo, through which he is sponsoring, among other initiatives, Corporación Microcrédito Aval, a microfinance not-for-profit organization. He holds a degree in Civil Engineering from Universidad Nacional de Colombia. He is the father of the President of Grupo Aval, Mr. Luis Carlos Sarmiento Gutiérrez. Mr. Sarmiento Angulo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Alejandro Figueroa Jaramillo, age 76, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Figueroa Jaramillo has been the President of Banco de Bogotá since 1988. He has been employed with Banco de Bogotá since 1973, where he also served as Executive Vice President and Vice President of Finance. He is the Chairman of the board of directors of Porvenir and has been a board member of Porvenir since 1991. He has also been a member of the board of directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011. He previously served as Vice-Minister and Deputy Minister of Economic Development of Colombia. He holds a degree in Civil Engineering from Facultad de Minas de la Universidad Nacional in Antioquia and a Master of Arts degree and PhD candidate in Economics from Harvard University. Mr. Figueroa Jaramillo’s business address is Calle 35 No. 7-47, Bogotá, D.C., Colombia.

Efraín Otero Álvarez, age 69, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Otero Álvarez has been the President of Banco de Occidente since 1995. He has been employed with Banco de Occidente since 1973, where he also served as Vice President of Finance and Executive Vice President. He has also served as a member of the boards of directors of Porvenir since 1995, of Corficolombiana since 1998, of Banco de Occidente—Panamá since 1996, Occidental Bank of Barbados since 2006 and of Fundación Grupo Aval since 2011. He previously worked as an economist at Corporación Autónoma del Valle del Cauca. He holds a degree in Economics and a Master’s degree in Industrial Engineering, both from the Universidad del Valle. Mr. Otero Álvarez’s business address is Carrera 4 No. 7-61, Cali, Colombia.

Álvaro Velásquez Cock, age 78, has served as a principal member of the board of directors of Grupo Aval since 2013 and previously as an alternate member thereof since 2008. Mr. Velásquez Cock previously served as an alternate member of the board of directors of Grupo Aval since 2008. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendency of Finance. He has been a member of the board of directors of Banco de Bogotá since 2001, of Banco de Bogotá—Panamá since 1984, of Corficolombiana since 1992, of Unipalma since 1996 and of BAC Credomatic entities since 2011. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Calle 69 No. 9-58, Bogotá, D.C., Colombia.

Fabio Castellanos Ordóñez, age 61, has served as an alternate member of the board of directors of Grupo Aval since 2015. He is the local representative in Colombia of AMF (Ascending Markets Financial Guaranty Corporation) and has previously acted as Chief Country Officer and Executive Director of ABN-AMRO Bank (Colombia) S.A., The Royal Bank of Scotland (Colombia) S.A., Scotiabank Colombia S.A. and Vice President and Corporate Finance Executive of the Representative Office in Colombia of The Chase Manhattan Bank, N.A. Mr. Castellanos serves as member of the Board of Directors of Ignacio Gómez IHM S.A. and Corporación Umabarí. Mr. Castellanos Ordóñez’ business address is Calle 112#1-10 E, T 5, Bogotá, D.C., Colombia.

Germán Michelsen Cuéllar, age 71, has served as a principal member on the board of directors of Grupo Aval since 2017 and previously as an alternate member thereof since 2016. Mr. Michelsen Cuéllar is an independent consultant. He has been Chief Credit Officer, Vice President for the International and Treasury Division and Vice President of Corporate Banking of Banco de Bogotá, as well as Manager of Banco de Bogotá New York. Mr. Michelsen Cuéllar serves as member of the Board of Directors of Fiduciaria Bogotá S.A., Almaviva S.A., Hoteles Estelar S.A. and Pizano S.A. He holds a Bachelor´s degree in Economics from Universidad Javeriana, and has participated in the Senior Management Program from the Universidad de los Andes School of Business. Mr. Michelsen Cuéllar’s business address is Calle 82 # 11-37 Office 209, Bogotá, D.C., Colombia.

Esther América Paz Montoya, age 63, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the board of directors of Agremiación Cívica Centro Internacional San Diego S.A. since 2009. She holds a degree in Business Administration from the Universidad del Valle and a Finance specialty from Universidad de Los Andes. Ms. Paz Montoya’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Biographical information of the alternate members of our board of directors is set forth below.

Mauricio Cárdenas Müller, age 48, has served as an alternate member of the board of directors of Grupo Aval since 2015. Previously, he served as a principal member on the board of directors of Grupo Aval from 2010 until 2014, and as an alternate member thereof since 2002 until 2010. Mr. Cárdenas Müller has acted as chief advisor to Luis Carlos Sarmiento Angulo since 2004. He is a member of the board of directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. since 2014, and previously served from 2002 until 2011. He has also served as a member of the board of directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, of Porvenir since 2008, and of Casa Editorial El Tiempo since 2011. Mr. Cárdenas holds a degree in Electronic Engineering from Universidad Javeriana and a Master’s degree in Business Administration from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá, D.C., Colombia.

Juan María Robledo Uribe, age 73, has served as an alternate member on the board of directors of Grupo Aval since 2000. Mr. Robledo Uribe has acted as Executive Vice President of Banco de Bogotá from 1990 to 1992, from 1993 to 2001 and since 2003. He has been employed with Banco de Bogotá for 50 years, where he has also served as Vice President of Banking Services and Vice President of Commercial Banking. He has been a member of the board of directors of Corficolombiana from 1993 to 2001 and since 2006, of Fidubogotá since 2007, of Porvenir since 1991 and of Fundación Grupo Aval since 2011. He holds a degree in Economics from the Universidad del Rosario. He is also the former President of Banco del Comercio (which merged with Banco de Bogotá in 1992) and of Corficolombiana from 2003 until 2005. Mr. Robledo Uribe’s business address is Calle 35 No. 7-47, Bogotá, D.C., Colombia.

Juan Camilo Ángel Mejía, age 52, has served as an alternate member on the board of directors of Grupo Aval since 2008. Mr. Ángel Mejía has been the President of Banco AV Villas since 2007, and previously acted as its Vice President of Credit and Portfolio, Vice President of Asset Regularization and Vice President of Real Estate. Previously he was an advisor in the Offerings Department of Banco Central Hipotecario and Project Manager in the Capital Markets division of Corfinsura. He has also been a member of the board of directors of Asociación Bancaria de Colombia since 2007, of Titularizadora Colombiana S.A. since 2008 and of Fundación Grupo Aval since 2011. He holds a degree in Civil Engineering from the Universidad de Medellín. Mr. Ángel Mejía’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Ana María Cuéllar de Jaramillo, age 64, has served as an alternate member of the board of directors of Banco de Bogotá since 2007 and also serves as a member of the board of directors of Megalínea and Biomax S.A. and of BAC Credomatic entities since 2011. Ms. Cuéllar de Jaramillo is an independent consultant who specializes in systems and procedures for financial control and has formerly served as Director of the Dirección de Impuestos y Aduanas Nacionales DIAN and in several positions in Citibank. She holds a degree in accounting from Universidad Jorge Tadeo Lozano. Ms. Cuéllar de Jaramillo’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Luis Fernando López Roca, age 61, has served as an alternate member on the board of directors of Grupo Aval since March 23, 2018. Mr. López Roca is a partner of López Montealegre Abogados S.A., Director of the Financial Law Department at Universidad Externado de Colombia, Alternate Judge of the Constitutional Court for the 2018-2019 period and arbitrator. Mr. López Roca has acted as Superintendent of Securities, President of the Colombian Association of Commercial Financing Companies, and Advisor to the Inter-American Development Bank. He also held several positions in the Superintendence of Corporations, the Chamber of Commerce of Bogotá and the Superintendence of Banks. Mr. López Roca holds a Law Degree and PHD from Universidad Externado de Colombia, with an LLM in International Business Law at Universidad Francisco Vitoria and Postgraduate Studies in Economic, Commercial and Financial law at Universidad Externado de Colombia and Universidad de los Andes. Mr. López Roca’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Gabriel Mesa Zuleta, age 51, has served as an alternate member on the board of directors of Grupo Aval in several instances since 2004. Mr. Mesa Zuleta has been the President of Sadinsa S.A. since 2003 and a member of the board of directors of Banco Popular since 2004, of Seguros Alfa S.A. since 2004 and of Seguros de Vida Alfa S.A. since 2004. He previously acted as Director of the Administrative Department of the President of the Republic of Colombia and as President of Empresa de Telecomunicaciones de Colombia–Telecom. He holds a law degree from the Universidad del Rosario. Mr. Mesa Zuleta’s business address is Carrera 13 No. 26–45, Bogotá, D.C., Colombia.

Germán Villamil Pardo, age 58, has served as an alternate member on the board of directors of Grupo Aval since 2010 and previously as a principal member thereof since 2006. Mr. Villamil Pardo is a partner of Gómez Pinzón Zuleta Abogados S.A. He has served as a member of the board of directors of Gómez Pinzón Zuleta Abogados S.A. since 1997 and Gómez Pinzón Zuleta Asemarcas S.A. since 2003. Mr. Villamil Pardo formerly served as a member of the board of Inversiones Inmobiliarias Arauco Alameda S.A.S and Inversiones Inmobiliarias Barranquilla Arauco S.A.S. He previously held several positions in the Ministry of Finance of Colombia as well as in Banco de la República. He holds a law degree with a specialty in tax from the Universidad de los Andes. Mr. Villamil Pardo’s business address is Calle 67 No. 7-35 Oficina 1204, Bogotá, D.C., Colombia.

Luis Fernando Pabón Pabón, age 59, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the board of directors of Banco AV Villas since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007, of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006 and of Casa Editorial El Tiempo and CEET TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and a specialization in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

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

Name	Position
Luis Carlos Sarmiento Gutiérrez	President
Diego Fernando Solano Saravia	Chief Financial Officer
Diego Rodríguez Piedrahita	Chief Risk Management Officer
Carlos Ernesto Pérez Buenaventura	Chief Strategy Officer
Ana Margarita Albir Sarmiento	Chief Digital Officer
Rodolfo Vélez Borda	Chief of Shared Services
Rafael Eduardo Neira Torres	Chief of Internal Control
Jorge Adrián Rincón Plata	Chief Legal Counsel
María Edith González Flórez	Vice President of Accounting
Tatiana Uribe Benninghoff	Vice-President of Financial Planning and Investor Relations

Banco de Bogotá
Alejandro Figueroa Jaramillo	President
Banco de Occidente
Efraín Otero Álvarez	President
Banco Popular
Carlos Eduardo Upegui Cuartas	President
Banco AV Villas
Juan Camilo Ángel Mejía	President
Corficolombiana
Bernardo Noreña Ocampo	President
Porvenir
Miguel Largacha Martínez	President
BAC Credomatic
Rodolfo Tabash Espinach	President

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 20, 2018.

Luis Carlos Sarmiento Gutiérrez, age 56, has acted as President of Grupo Aval since 2000. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He has been the Chairman of the board of directors of Banco de Bogotá since 2004 and of Corficolombiana since 2006. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a Master’s degree in Business Administration with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez is the son of the Chairman of the board of directors of Grupo Aval, Mr. Sarmiento Angulo. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Diego Fernando Solano Saravia, age 52, has acted as Chief Financial Officer since 2010, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. He previously served as associate principal at McKinsey & Co. and Corporate Banking Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Diego Rodríguez Piedrahita, age 59, has acted as Chief Risk Management Officer of Grupo Aval since 1999. Mr. Rodríguez Piedrahita previously worked at Bank of America and ING. He has been the Chairman of the board of directors of Banco AV Villas since 2004 and has been a board member thereof since 2000. He has also been a member of the board of directors of Fidubogotá since 2000, Organización Luis Carlos Sarmiento Angulo Ltda. since 2006, Inverprogreso S.A. since 2003 and of Inversegovia S.A. since 2003. He holds a Bachelor’s degree in Business Management and a Master in Business Administration from George Washington University. Mr. Rodríguez Piedrahita’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Carlos Ernesto Pérez Buenaventura, age 63, has served as Chief Strategy Officer of Grupo Aval since 2012 and formerly as CEO of Barclays in Spain. Previously he was the Division Head responsible for the Retail Bank, the Pension Fund Business and the Consumer Finance Companies of Citigroup in Argentina, Chile, Uruguay and Paraguay. He also worked for Citigroup in Colombia, Ecuador and Puerto Rico. In addition, he has served as Marketing and Sales Manager of Alpina S.A. (food-producing company). He has been a board member of Banco AV Villas since 2013 and of Porvenir since 2014. He holds a degree in Industrial Engineering from Universidad Javeriana and pursued graduate studies in Business Management from Universidad del Rosario. Mr. Pérez Buenaventura’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Ana Margarita Albir Sarmiento, age 36, has served as Chief Digital Officer at Grupo Aval since January 2018. Ms. Albir Sarmiento has over fourteen years of experience in digital strategy and development, during which time she founded a technology startup in Silicon Valley with the backing of the National Science Foundation (NSF), opened computing centers in Macedonia and Nepal, and developed software for Fortune 500 companies. She holds an MBA from Stanford University and a Physics degree from the Massachusetts Institute of Technology (MIT). Ms. Albir Sarmiento’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rodolfo Vélez Borda, age 53, has served as Chief of Shared Services at Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He has been a member of the board of directors of Fondo de Empleados FEVI since 2012, ACH Colombia S.A. since 2006 and A Toda Hora S.A. ATH since 2005. He holds a degree in Systems Engineering from the Universidad de Los Andes, a Telecommunications specialty from the Universidad de Los Andes and a Business Management specialty from Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Rafael Eduardo Neira Torres, age 62, has acted as Chief of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Financial Superintendent, and formerly as Adjunct Financial Superintendent, at the Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in Accounting from the Universidad Jorge Tadeo Lozano and in Banking Management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Jorge Adrián Rincón Plata, age 38, has acted as our Chief Legal Counsel since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

María Edith González Flórez, age 59, has acted as Vice President of Accounting, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and a Finance specialty from Universidad ICESI. Ms. González Flórez’s business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Tatiana Uribe Benninghoff, age 37, has acted as Vice-President of Financial Planning and Investor Relations since 2013 and formerly as Strategy and M&A Manager since 2012 at Grupo Aval. Previously she served as a junior advisor to the Chairman of the Board of Grupo Aval and as an Investment Bank Director at Corficolombiana S.A. She holds a degree in Finance and International Relations from the Universidad Externado de Colombia and a Master of Business Administration from the McDonough School of Business at Georgetown University where she graduated with honors. Her business address is Carrera 13 No. 26A-47, Bogotá, D.C., Colombia.

Carlos Eduardo Upegui Cuartas, age 56, has served as President of Banco Popular since June 2014. Mr. Upegui previously served as Executive Vice-president of Banco Popular, legal representative of Ripley Compañía de Financiamiento S.A. from 2012 to 2014 and President of BCSC S.A. from 2009 to 2012. He has also served in the past as member of the Board of Directors in several financial entities including Metlife Colombia Seguros de Vida S.A., Titularizadora Colombiana S.A., Depósito Centralizado de Valores de Colombia—Deceval S.A. He holds a degree in business administration with a specialization in markets from Universidad de los Andes. His business address is Calle 17 No. 7-43, Bogotá, D.C., Colombia.

Bernardo Noreña Ocampo, age 57, has been appointed as the Chief Executive Officer of Corficolombiana effective May 16, 2016. Mr. Noreña previously worked at Citibank for 19 years where he most recently served as President of Citibank Colombia. Mr. Noreña holds a degree in Economics from Pontificia Universidad Javierana and an MBA from the University of Notre Dame. His business address is Carrera 13 No. 26-35, Bogotá, D.C., Colombia.

Miguel Largacha Martínez, age 54, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., and held other positions within BBVA Colombia S.A., including Executive Vice President and Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the board of directors of Fundación Grupo Aval since 2011. He holds a law degree from Universidad Javeriana and has further completed postgraduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 27-75, Bogotá, D.C., Colombia.

Rodolfo Tabash Espinach, age 49, has served as Chief Executive Officer of BAC Credomatic since July, 2016. He has previous acted in several key management positions in BAC Credomatic for the past 20 years, including Country Manager for BAC International Bank and its Panamanian subsidiaries, General Manager of BAC International Bank, Regional Chief Operating Officer for BAC Credomatic's Banking Business and Commercial Banking Manager of Banco BAC San José. He is also a member of the board of directors of several BAC Credomatic subsidiaries. Mr. Tabash Espinach holds a degree in business administration from Universidad Internacional de las Américas and an MBA from INCAE. His business address is Centro Corporativo Plaza Roble, Edificio Terrazas B, Escazú, San José, Costa Rica.

B.	Compensation

Our common shareholders must approve the compensation of our board of directors at the shareholders’ ordinary meeting of every calendar year.

Each member of our board of directors, including alternates, receives a fee based on attendance at each board of directors’ session. Members of our audit committee also receive an additional fee for attending audit committee meetings.

For the April 1, 2017 to March 31, 2018 period, the board of directors’ session fee was Ps 2,300,000 per board member and the audit committee session fee was Ps 2,300,000 per board member. For the April 1, 2018 to March 31, 2019 period, the board of directors’ session fee is Ps 2,400,000 per board member and the audit committee session fee is Ps 2,300,000 per board member.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information before our general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, which we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 51.0 billion (U.S.$17.1 million) in 2017. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain predefined goals, and, therefore, the amounts paid may vary for each officer.

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

Audit committee

Our audit committee is composed of three members, appointed by the board of directors: Esther América Paz Montoya, Germán Michelsen Cuellar and Fabio Castellanos Ordóñez. Fabio Castellanos Ordóñez is the financial expert on the audit committee. All members of our audit committee are independent under the NYSE and SEC corporate governance rules applicable to us. Company officers are not members of the audit committee; however, the meetings and work product of the audit committee are supported by reports and presentations by company officers. Pursuant to Colombian Securities regulation (Law 964 of 2005), the audit committee has a charter approved by the board of directors, which sets forth the main aspects related to the operation of such committee, including, among others, its composition and duties. The audit committee charter addresses various corporate governance subjects. Our external auditor KPMG, as our independent registered public accounting firm, is invited to attend the meetings of the audit committee. Pursuant to Colombian law, the audit committee must meet at least quarterly.

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

Corporate matters committee

Our corporate matters committee is composed of the same members as the audit committee. The corporate matters committee is responsible for overseeing the planning and execution of internal control policies of Grupo Aval and its subordinate entities.

Compensation committee

Our compensation committee is composed of two directors: Mr. Luis Carlos Sarmiento Angulo and Mauricio Cárdenas Müller. Our Board of Directors may change the members of the committee at any time. The compensation committee advises the board on remuneration matters and specifically undertakes to (i) review the remuneration of our President and (ii) review the criteria upon which our President will determine the remuneration of our senior management and employees. Colombian law does not require the creation of a compensation committee and the Board of Directors is not required by law to adopt a compensation committee charter.

D.	Employees

At December 31, 2017, on a consolidated basis, we employed approximately 80,565 individuals, with 62,660 direct employees, 5,835 personnel provided by staffing service companies and 12,070 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Corficolombiana, Porvenir and Grupo Aval (unconsolidated), at December 31, 2017.

	Banco de Bogotá(1)(2)	Banco de Occidente(3)	Banco Popular(4)	Banco AV Villas(5)	Corficolombiana	Porvenir (6)	BAC Credomatic	Grupo Aval (unconsolidated)	Total
Employees	12,122	15,370	4,532	5,104	858	2,669	21,871	134	62,660
Personnel provided by staffing service companies	2,788	0	1,202	1,126	66	43	609	1	5,835
Outside contractors	4,102	2,059	1,944	1,667	121	251	1,921	5	12,070
Total	19,012	17,429	7,678	7,897	1,045	2,963	24,401	140	80,565

(1)	Excludes employees of Porvenir, BAC and their subsidiaries.
(2)	51.17% (5,081) of Banco de Bogotá’s (unconsolidated) direct employees (9,930) are represented by unions and 56.09% (5,570) of such employees are covered by collective bargaining agreements that expire in August 2018.
(3)	46.85% (3,877) of Banco de Occidente’s (unconsolidated) direct employees (8,275) are represented by unions and are covered by collective bargaining agreements that expire in December 2021.
(4)	67.24% (2,475) of Banco Popular’s (unconsolidated)direct employees (3,681) are represented by unions and 95.71% (3,523) of such employees are covered by collective bargaining agreements that expire in December 2020.
(5)	15.63% (695) of Banco AV Villas’ (unconsolidated) direct employees (4,446) are represented by unions and 85.65% (3,808) of such employees are covered by collective bargaining agreements that expire in December 2020.
(6)	Only 0.2% (5) of Porvenir’s (unconsolidated) direct employees (2,498) are represented by unions.

E.	Share ownership

Mr. Sarmiento Angulo beneficially owns 97.3% of our outstanding common shares and 42.9% of our preferred shares as determined under SEC rules at April 20, 2018. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.” The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 20, 2018.

Shareholder	Common shares	Percentage of outstanding common shares	Preferred shares	Percentage of outstanding preferred shares
Esther América Paz Montoya	251,718	*	423,076	*
Efraín Otero Álvarez	102,729	*	300,000	*
Luis Fernando Pabón Pabón	78,237	*	115,384	*
Gabriel Mesa Zuleta	65,788	*	35,384	*
Diego Fernando Solano Saravia	49,586	*	152,078	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Germán Villamil Pardo	33,058	*	-	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Juan Camilo Ángel Mejía	7,319	*	22,666	*
Rodolfo Vélez Borda	7,112	*	11,538	*
Ana María Cuéllar de Jaramillo	-	*	50,846	*
Diego Rodríguez Piedrahita	-	*	49,847	*
Alejandro Figueroa Jaramillo	-	*	-	*
Fabio Castellanos Ordóñez	-	*	-	*
Germán Michelsen Cuéllar	-	*	-	*
Juan María Robledo Uribe	-	*	-	*
Luis Fernando López Roca	-	*	-	*
Luis Carlos Sarmiento Gutiérrez	-	*	-	*
Carlos Ernesto Pérez Buenaventura	-	*	-	*
Ana Margarita Albir Sarmiento	-	*	-	*
Rafael Eduardo Neira Torres	-	*	-	*
Jorge Adrián Rincón Plata	-	*	-	*
María Edith González Flórez	-	*	-	*
Tatiana Uribe Benninghoff	-	*	-	*
Carlos Eduardo Upegui Cuartas	-	*	-	*
Bernardo Noreña Ocampo	-	*	-	*
Miguel Largacha Martínez	-	*	-	*
Rodolfo Tabash Espinach	-	*	-	*

*	less than 0.1%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 79.9% of our issued and outstanding share capital at December 31, 2017. He retained 97.3% of our voting power by virtue of his beneficial ownership of 97.3% of our outstanding common shares, and beneficially owned 42.9% of our outstanding preferred shares, as determined under SEC rules, at April 20, 2018. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 22,281,017,159 of our aggregate equity securities outstanding comprising of 15,170,666,914 common shares outstanding and 7,110,350,245 preferred shares outstanding at April 20, 2018.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of December 31, 2017, regarding the beneficial ownership of our equity securities by:

·	Mr. Sarmiento Angulo, who beneficially owns 79.9% of our outstanding equity securities;

·	all directors and executive officers as a group; and

·	other shareholders.

	At December 31, 2017
Principal beneficial owners	Common shares	Percentage of outstanding common shares	Preferred shares	Percentage of outstanding preferred shares
Luis Carlos Sarmiento Angulo	14,758,013,848	97.3%	3,048,966,627	42.9%
Other directors and officers as a group	670,394	0.0%	1,264,279	0.0%
Other shareholders	414,496,523	2.7%	4,057,605,488	57.1%
Total	15,173,180,765	100.0%	7,107,836,394	100.0%

*	less than 0.1%.

As of December 31, 2017, we had 30,739 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the American Depositary Receipts, or “ADRs,” evidencing ADSs. As of April 11, 2017, there were a total of 3,404 ADR holders of record and 77,996,904 ADRs outstanding, representing 1,559,938,080 preferred shares or 21.9% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	Transactions between Grupo Aval and its subsidiaries, and
	Grupo Aval’s directors and key management and their affiliates(1)	Close family members of Mr. Sarmiento Angulo and their affiliates	Mr. Sarmiento Gutiérrez and his affiliates	Mr. Sarmiento Angulo and his affiliates
	(in Ps billions)
At December 31, 2017
Outstanding loans granted by us(2)	53.7	3.1	0.0	2,754.1
Outstanding loans granted to us(3)	-	-	-	-
Deposits(4)	25.0	21.3	1.1	4,096.9
At December 31, 2016
Outstanding loans granted by us(2)	36.9	3.9	0.0	3,083.8
Outstanding loans granted to us(3)	-	-	-
Deposits(4)	35.6	100.8	6.0	3,055.8

(1)	Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Corficolombiana, Porvenir and BAC Credomatic.

(2)	Figures based on disbursed loans. See “—Loans granted to related parties by our banking subsidiaries.”

(3)	Figures based on disbursed loans. See “—Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates.”

(4)	All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and on terms and conditions not materially different from those available to the general public.

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

In the past, Adminegocios & Cia S.C.A., or “Adminegocios,” an affiliate of Mr. Sarmiento, has obtained authorizations of Grupo Aval’s Board of Directors to acquire preferred shares of Grupo Aval. More recently, on December 1, 2015, Adminegocios renewed such authorization to acquire preferred shares of Grupo Aval for a period of six months and up to Ps 150.0 billion (U.S.$62.7 million). Pursuant to such authorizations, as of December 31, 2015 Adminegocios acquired 942,000 preferred shares or Ps 1.0 billion (U.S.$0.33 million) through open market transactions. No acquisition of preferred shares was effected by Adminegocios in 2017.

As of April 20, 2018, Mr. Luis Carlos Sarmiento Angulo has not acquired preferred shares. Certain members of our board of directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

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

Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates

There are no outstanding loans granted to Grupo Aval by shareholders of Grupo Aval and their respective affiliates since December 20, 2013. In the past, certain shareholders of Grupo Aval and their affiliates have granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis and at market rates that are substantially consistent with interest rates and collateral that would have been available to such parties from other lenders at the time those borrowings were entered into.

Business and financial reasons for borrowing from entities affiliated with Mr. Sarmiento Angulo

There are no outstanding loans from companies beneficially owned by Mr. Sarmiento Angulo to Grupo Aval since December 20, 2013. In the past, we have borrowed from entities beneficially owned by Mr. Sarmiento Angulo. These loans have been entered into on an arm’s-length basis with us, the holding company, at a rate substantially consistent with rates that would have been available to the holding company from other lenders at the time those borrowings were entered into. In addition to the global and local bond markets, companies affiliated with our controlling shareholder are among our funding alternatives. Even though we may consider this option in the future, so far Grupo Aval has chosen not to borrow from competing banks at the holding company level considering that affiliated companies provide us with a stable source of financing at rates that are substantially consistent with rates available to us from other lenders. In addition, these loans are executed in a shorter timeframe and at lower transaction costs than if borrowed from other potential sources of funding.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 20, 2018, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular, and 0.3% of Corficolombiana.

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)
For the year ended December 31:
2017	1,034.5
2016	990.2
2015	877.6

Vida Alfa also provides:

·	life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and

·	workers compensation for all employees of Grupo Aval and its subsidiaries (except BAC Credomatic).

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

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. Due to the provisions we have established and the legal opinions we have received, we do not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on our financial conditions or results of operations. For the years ended December 31, 2017 and 2016, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of Ps 165.4 billion and Ps 155.7 billion, respectively.

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

All administrators of pension and severance funds in Colombia, including Porvenir, are subject to two collective actions in which certain persons allege that pension funds managers have caused damages to their clients by (1) paying returns from pension funds below the minimum profitability certified by the Superintendency of Finance; and (2) excess collections for the concept of commission for the administration of contributions to mandatory pension funds. No provisions have been established in relation to these three constitutional actions because the amount is not quantifiable, and we consider the probability of loss remote.

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

Other litigation

On December 21, 2016, the United States Department of Justice announced that Odebrecht S.A., a global construction conglomerate based in Brazil, pled guilty and agreed to pay a monetary penalty to resolve charges with authorities in the United States, Brazil and Switzerland arising out of their schemes to pay approximately $800 million dollars in bribes to government officials in twelve countries around the world, including $11.5 million dollars in Colombia, where the company admitted to offering bribes in order to obtain and extend infrastructure contracts, including the toll road concession Ruta del Sol Sector 2 awarded to the Concessionaire in 2009. Episol, a wholly-owned subsidiary of Corficolombiana, is a minority (33%) non-controlling shareholder in the Concessionaire and Odebrecht is the majority controlling and operating shareholder with a participation of 62%. A third shareholder, CSS Constructores S.A., participates with 5%.

Following the public announcement made by the United States Department of Justice relating to Odebrecht’s admission of bribery, the Fiscalía initiated an investigation on December 22, 2016 establishing that Odebrecht effected payments directly from its Brazilian headquarters through its division of structured operations to obtain government contracts in Colombia, including a payment in the amount of U.S.$6.5 million demanded by Gabriel García Morales, Vice Minister of Transportation and acting manager of the INCO (a government agency later replaced by the ANI), in order to award toll road concession Ruta del Sol Sector 2 in December 2009.

Additional investigations and proceedings relating to Ruta del Sol Sector 2 and relating to admissions made by Odebrecht and public servants have been initiated by other judicial, arbitral and administrative authorities such as the Tribunal Administrativo de Cundinamarca, arbitral proceedings before the Chamber of Commerce of Bogotá, the Superintendency of Industry and Commerce, the Superintendency of Corporations, the Superintendency of Transportation and the Procuraduría General de la Nación (the country’s general prosecutor of public servants, or the “PGN”). Episol and Corficolombiana have been included or voluntarily intervened in some of these investigations and proceedings and there can be no assurance that Episol, Corficolombiana and/or Grupo Aval will not be included or voluntarily participate in future additional proceedings to defend its rights and interests.

Specifically, with respect to these proceedings, Episol is one of the defendants in the Tribunal Administrativo de Cundinamarca’s Class Action and has voluntarily asked to be admitted as part of the Arbitral Proceeding conducted before the Chamber of Commerce of Bogotá, described as follows:

·	Class Action before the Tribunal Administrativo de Cundinamarca:

On January 23, 2017, the PGN filed a class action complaint against the ANI and the Concessionaire before the Tribunal Administrativo de Cundinamarca, asserting the violation of administrative morality, protection of public goods and access to public services as collective rights, in connection with the corrupt acts related to the awarding of the toll road concession contract for Ruta del Sol Sector 2.

Through the Class Action, the PGN sought: (i) a court order to the ANI to adopt the required measures to ensure the continuity of the public service of transport in the Ruta del Sol Sector 2 project; (ii) a court order addressed to the Concessionaire, Odebrecht and the Concessionaire’s remaining shareholders to pay U.S.$11.1 million in connection with the bribes paid by Odebrecht in connection with the awarding of the Concession Contract No. 001 of 2010, according to Odebrecht’s agreement with the Department of Justice; (iii) a court order addressed to the Concessionaire and its shareholders holding them responsible for any damage or prejudice caused to the government or others in connection with the corrupt acts related to the awarding of the toll road concession contract for Ruta del Sol Sector 2; (iv) a court order declaring that the decision shall prevail over other judicial decisions regarding the same matters; and (v) a court order to convene a monitoring committee composed by representatives of public authorities, in order to ensure the proper use of the public resources and the fulfillment, transparency, effectiveness and efficiency of the measures to be taken.

On February 9, 2017, the Tribunal Administrativo de Cundinamarca issued a preventive injunction (medidas cautelares) including, among others, the following interim measures: the interim suspension of the effects of the Concession Contract No. 001 of 2010, a court order addressed to the President of Colombia to choose and appoint a governmental entity to take over the concession and related contracts and assets, the seizure (freezing) up to the amount of Ps 191.1 billion (approximately U.S.$64.0 million) of the bank accounts and any future dividends declared by the following companies: the Concessionaire, Construtora Norberto Odebrecht S.A. (Sucursal Colombia), Odebrecht Latinvest Colombia S.A.S., Episol S.A.S. and CSS Constructores S.A.

On February 15, 2017, Episol appealed the interim measures issued by the Tribunal Administrativo de Cundinamarca and a final decision is now to be reached by the Consejo de Estado (Supreme Court competent on administrative law matters). It is not possible to estimate when the Consejo de Estado will reach a decision on this matter, however, the interim measure remains in force and has resulted in the seizure of bank accounts of Episol in the amount of Ps 24.7 billion (approximately U.S.$ 8.3 million). Episol has also opposed the Class Action arguing, among other reasons, the non-existence of joint and several liabilities between the shareholders of the Concessionaire and the Concessionaire itself.

On September 14, 2017, the Tribunal Administrativo de Cundinamarca ordered the Concessionaire to deliver the concession infrastructure and its related assets to the ANI. This process was completed on October 20, 2017. In the same decision, the Tribunal Administrativo de Cundinamarca added the Concessionaire’s legal representative and directors as defendants to the proceeding, and requested from them a report of the actions taken to comply with the court´s orders. The board of directors of the Concessionaire is composed of five principal members and their respective alternate members, of which two are elected by Episol. The directors elected by Episol are employees of Corficolombiana or employees of Corficolombiana’s subsidiaries. Episol has appealed this decision before the same court and as a result, the Tribunal Administrativo de Cundinamarca´s order is not final and enforceable. A final decision of the court could be reached soon. If the court upholds its decision, the Concessionaire’s directors would have to submit their statements of defense, including new evidence. Additionally, the Tribunal Administrativo de Cundinamarca issued a judicial order compelling the ANI to instruct full payment to all good standing creditors of Concesionaria Ruta del Sol.

As a defendant in this Class Action, Episol has presented legal arguments to discard any allegations of joint and several liability resulting from the illegal conduct of Odebrecht as controlling shareholder of the Concessionaire. However, if Episol is not successful in its defense, an unfavorable decision may pose the risk for Episol to pay joint and severally in conjunction with the other defendants of the Class Action, an estimated amount of Ps 127.4 billion (approximately U.S.$42.7 million). We do not expect the Tribunal Administrativo de Cundinamarca to reach a decision before the second semester of 2018.

·	Arbitral Proceedings conducted before the Chamber of Commerce of Bogotá:

In August 2015, the Concessionaire initiated an arbitral proceeding against the ANI in order to resolve certain contractual and monetary disputes in connection with the construction of toll road concession Ruta del Sol Sector 2. On January 18, 2017, as a result of Odebrecht’s admission and the results of the investigation conducted by the Fiscalía, the ANI requested the arbitration tribunal to declare null and void the Concession Contract No. 001 of 2010 for the construction of toll road concession Ruta del Sol Sector 2.

In connection with the ANI’s request, the arbitration tribunal has heard several testimonies and is currently evaluating expert reports regarding the amounts invested in the construction of the toll road concession Ruta del Sol Sector 2, along with other evidence requested by the parties and the arbitration tribunal itself. Accordingly, the arbitration tribunal is expected to decide whether the concession contract is null and void and on the amount, if any, to be paid to the Concessionaire for its investment in the project. However, we have no certainty of the scope and subject matters of the determinations to be reached in this Arbitral Proceeding and whether any amounts will be reimbursed.

In order to defend its interest as shareholder of Concesionaria Ruta del Sol and in particular, its right to recover the amount of its investment in the Concessionaire, on October 3, 2017, Episol requested and was later admitted as a joint litigant (Litisconsorte) to the proceedings conducted before the Arbitration Tribunal that will resolve the differences between the Concessionaire and the ANI regarding the termination and liquidation of toll road concession Ruta del Sol Sector 2 and related matters. We do not expect the arbitral tribunal to reach a decision before the second semester of 2018. Due to the complexity of the ongoing legal discussion under the arbitration proceedings, we, Episol and Corficolombiana have recorded an impairment in the investment in the Concessionaire. See “Risk Factors-Risks relating to our merchant banking business—A significant part of Corficolombiana’s investments are in relatively illiquid assets, and Corficolombiana may fail to realize any profits from these investments for a considerable period of time or lose some or all of the principal amount of these investments.”

We, our banking subsidiaries (Corficolombiana, Porvenir, BAC Credomatic) and our other subsidiaries are, from time to time, subject to claims and parties to legal proceedings incidental to the normal course of our business, including in connection with our lending activities, employees, taxation matters and other general commercial matters. Due to the inherent difficulty of predicting the outcome of legal disputes, we cannot predict the eventual outcome of these pending matters, the timing of the ultimate resolution of these matters or the eventual loss, fines or penalties related to each pending matter may be. We believe that we have recorded adequate provisions for the anticipated costs in connection with these claims and legal proceedings, and believe that liabilities related to such claims and proceedings should not, taken together, have a material adverse effect on our business, financial conditions, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, the ultimate resolution of these matters may exceed the provisions that we have currently recorded. As a result, the outcome of a particular matter could be material to our operating results for a particular period.

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

	New York Stock Exchange
	High	Low	Average daily trading volume
	(U.S.$ per ADS)		(in ADS)
Year
2015 (beginning September 23)	10.69	6.07	354,620
2016	8.94	5.64	139,553
2017	9.23	7.47	164,949
Quarter
First quarter 2016	7.73	5.64	116,660
Second quarter 2016	8.23	7.26	167,118
Third quarter 2016	8.94	7.60	154,796

	New York Stock Exchange
	High	Low	Average daily trading volume
	(U.S.$ per ADS)		(in ADS)
Fourth quarter 2016	8.60	7.28	118,232
First quarter 2017	8.56	7.47	287,847
Second quarter 2017	8.55	7.79	125,700
Third quarter 2017	9.23	8.19	100,436
Fourth quarter 2017	9.08	8.15	147.766
First quarter 2018	9.45	8.26	90,005
Month
October 2017	9.08	8.32	142,081
November 2017	8.59	8.15	175,505
December 2017	8.76	8.18	124,892
January 2018	9.45	8.66	89,967
February 2018	9.23	8.52	123,835
March 2018	8.66	8.26	59,435
April 2018 (through April 20)	9.20	8.42	170,079

Source: New York Stock Exchange.

On April 20, 2018, the last reported closing sale price on the New York Stock Exchange was U.S.$9.03 per ADS.

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

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2011 (beginning May 12)	1,320	1,120	3,363,366
2012	1,325	1,130	3,077,023
2013	1,435	1,235	4,323,943
2014	1,455	1,135	6,026,633
2015	1,285	1,020	5,892,746
2016	1,280	990	4,253,627
2017	1,340	1,120	4,822,750
Quarter
First quarter 2016	1,180	990	3,977,552
Second quarter 2016	1,195	1,135	4,654,413
Third quarter 2016	1,280	1,165	4,413,041
Fourth quarter 2016	1,250	1,150	3,948,170
First quarter 2017	1,235	1,120	5,136,717
Second quarter 2017	1,255	1,160	5,382,725
Third quarter 2017	1,340	1.255	4,213,214
Fourth quarter 2017	1,340	1,235	4,569,496
First quarter 2018	1,325	1,155	3,209,713
Month
October 2017	1,340	1,265	4,759,289
November 2017	1,295	1,235	4,192,375

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
December 2017	1,320	1,245	4,767,094
January 2018	1,325	1,270	2,764,653
February 2018	1,300	1,240	2,894,982
March 2018	1,230	1,155	4,032,916
April 2018 (through April 20)	1,245	1,165	5,572,821

Source: Colombian Stock Exchange.

On April 20, 2018, the last reported closing sale price on the Colombian Stock Exchange was Ps 1,245 per preferred share.

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the 81 companies listed on the Colombian Stock Exchange at April 20, 2018 was Ps 393.5 trillion (U.S.$ 142.7 billion at the representative market exchange rate of April 20, 2018). See “Item 4. Information on the Company—B. Business Overview—Industry—Colombia—Recent developments in the Colombian stock market.”

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 20, 2018, we had 15,170,666,914 common shares outstanding, and 7,110,350,245 preferred shares outstanding.

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

Voting Rights

Common Shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting according to articles 14 through 19 of the by-laws, as amended from time to time. These general meetings may be ordinary meetings or extraordinary meetings. Ordinary general shareholders’ meetings occur once a year, no later than the last business day of March, for the following purposes:

·	to review the general situation of the Company;

·	to determine the general economic policy of the Company;

·	to consider the approval of our report for the preceding year ending on December 31, as applicable, including the financial statements for the above-mentioned term;

·	to review the report prepared by the external auditor for the preceding year ending on December 31;

·	to elect directors and the external auditor (on an annual basis);

·	to determine the compensation of the members of the board of directors and the external auditor (on an annual basis); and

·	to determine the dividend policy and the allocation of profits, if any, of the preceding year ending on December 31, as well as any retained earnings from twelve months.

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

Both elections are made under a proportional representation voting system named electoral quotient—”cociente electoral” (except for the elections unanimously approved by the general shareholders’ meeting). Under that system:

·	each holder of common shares is entitled at the annual general shareholders’ meeting to nominate candidates for the election of directors;

·	each nomination of one or more directors by a shareholder constitutes a list for the purposes of the election;

·	each list of nominees must contain a hierarchy as to the order of preference for nominees in that list to be elected;

·	once all lists have been nominated, holders of common shares may cast one vote for each common share held in favor of a particular list of nominees. Votes may not be cast for particular nominees in a list; they may be cast only for the entire list;

·	the total number of votes cast in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a list of nominees is divisible by the quota of votes, one nominee from that list is elected, in the order of the hierarchy of that list; and

·	when no list has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the highest remaining nominee from the list with the highest number of remaining votes cast until all available seats have been filled.

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

Except where Colombian law requires a supermajority, decisions made at a shareholders’ meeting must be approved by a majority of the shares present. Pursuant to Colombian law and/or our by-laws, special-majorities are required in the following cases:

·	the vote of at least 70.0% of the shares present and entitled to vote at a shareholders’ meeting is required to approve the issuance of common shares not subject to preemptive rights;

·	the Company must distribute (1) at least 50.0% of the annual’s net profits according to Article 155 of the Colombian Code of Commerce, or (2) at least 70.0% of the annual’s net profits if the total amount segregated in the legal, statutory and other reserves exceeds the Company’s outstanding capital, according to Article 454 of the Colombian Code of Commerce; however, the vote of at least 78.0% of the shares represented and entitled to vote may approve the distribution of a lower percentage of dividends;

·	the vote of at least 80.0% of the shares present and entitled to vote is required to approve the payment of dividends in shares; however, according to Law 222 of 1995, if a “situation of control” exists, whereby the decision-making power is subject to the will of a person or group of persons, a company may only pay dividends by issuing shares, to the shareholders that so accept;

·	unanimity is required to replace a vacancy on the board of directors without applying the electoral quotient system described above; and

·	the vote of 70.0% of the issued and outstanding common shares and 70.0% of the outstanding and issued preferred shares is required to approve any amendment that may impair the rights of the preferred shares.

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

The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholder vote is required on the following matters:

·	in the event that amendments to our by-laws may impair the conditions or rights assigned to such preferred shares and when the conversion of such shares into common shares is to be approved. In both such cases, the vote of 70.0% of the outstanding and issued common shares and preferred shares is required; and

·	if at the end of any accounting period, our profits are not sufficient to pay the minimum dividend on the preferred shares and the Superintendency of Finance, by its own decision or upon request of holders of at least 10.0% of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits thereby decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with deliberation and voting rights at the general shareholders’ meeting, in the terms established by law.

We must issue a notice of any meeting at which holders of preferred shares are entitled to vote. The notice must be published in a newspaper of wide circulation. Depending on the matters to be subjects of the shareholders meeting, notice to preferred shareholders must be delivered at least 15 business days for ordinary meetings or 5 calendar days before the meeting for extraordinary meetings. Each notice must contain the following:

·	the date of the meeting;

·	a description of any resolution to be proposed for adoption at the meeting on which the holders of preferred shares are entitled to vote; and

·	instructions for the delivery of proxies.

Redemption

All shareholders (whether holders of common or preferred shares) have, at their option, a redemption right in the following cases:

·	If, as a result of a merger, transformation or escisión of the Company, (a) the shareholders must assume a higher level of liability (i.e., by transforming a corporation into a partnership), or (b) the economic rights of the shareholders are impaired. In these events, the shareholders that were not present at the meeting in which the decision was taken or voted against it, these may exercise the redemption right.

·	Pursuant to Colombian Law (Article 12 of Law 222 of 1995), the economic rights of shareholders are deemed to be impaired if:

·	their ownership percentage is reduced as a result of the merger, transformation or escisión of the Company;

·	the equity value or the par value of the shares is reduced (in the latter case, only to the extent that the reduction of the par value implies a decrease in the Company’s stock capital); and

·	the negotiability of the shares is restricted or diminished.

·	If the Company decides to withdraw the listing of its shares from a stock exchange or its registration before the National Registry of Shares and Issuers.

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

Under the Colombian Code of Commerce, a company must, after payment of income taxes and appropriation of legal reserves, and after off-setting losses from prior periods distribute at least 50.0% of net profits to all shareholders, payable in cash, or as determined by the shareholders, within a period of one year following the date on which the shareholders determine the payment of dividends. If the total amount segregated in the legal, statutory and occasional reserves of a company exceeds its outstanding capital, this percentage is increased to 70.0%. The minimum common shares dividend payment requirement of 50.0% or 70.0%, as the case may be, may be waived by a favorable vote of the holders of 78.0% of a company’s common shares present at the meeting, in which case the shareholders may distribute any percentage of the net profits. The dividends may be paid in shares if such proposal is approved by representatives of eighty (80%) of the shares present at the meeting.

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

Preferred Shares

Holders of preferred shares are entitled to receive a minimum dividend after deducting losses affecting the capital, and deducting any amounts set aside for legal reserve, but before creating or accruing for any other reserve and before any declared dividends are paid to holders of common shares, so long as dividends have been approved by the shareholders’ meeting of Grupo Aval. Dividends to holders of common and preferred shares must be approved by the shareholders. If no dividends are declared, no holder of Grupo Aval’s preferred or common shares will be entitled to payment. Pursuant to the offering memorandum of the preferred shares, the minimum dividend will be equal to Ps 1.00 in each calendar semester, so long as this value is higher than the dividend paid to the holders of common shares. If the minimum preferred dividend is not equal or higher than the per share dividend on the common shares, the minimum dividend will be equal to the dividend paid to the holders of common shares, if any.

Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.

Grupo Aval is under a “situation of control” (whereby the decision-making power is subject to the will of a person or group of persons). As a result, the Company may only pay stock dividends to the shareholders that so accepts it. Those shareholders that do not accept to receive a stock dividend, are entitled to receive their dividend in cash.

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

Dividends declared on the common shares and the preferred shares will be payable to the record holders of those shares, as they are recorded on our share registry, on the appropriate dates as determined in the general shareholders’ meeting. However, in accordance with Decree 4766 of December 14, 2011 (which amended articles 2.23.1.1.4 and 2.23.1.1.5 of Decree 2555 of 2010), issued by the Ministry of Finance:

·	companies whose shares are registered with the National Registry of Shares and Issuers must establish a period of at least three trading days between the date that they receive approval to distribute profits from the General Shareholders Assembly and the date of payment; and

·	the ex-dividend period (fecha ex-dividendo) is the period during which it is understood that a purchase of shares does not include the right to receive dividends. The ex-dividend date shall be set forth by stock exchanges, and it cannot be less than two trading days. According to Colombian Stock Exchange regulations, a transaction is “ex-dividend” if it takes place between the first day of dividend payment and the four trading days preceding that date.

Liquidation Rights

We will be dissolved if certain events take place, including the following:

·	Pursuant to our by-laws, unless otherwise extended by the shareholders, our term of existence will expire at May 25, 2044;

·	losses cause the decrease of our shareholders’ equity below 50% of the amount of outstanding share capital, unless one or more of the corrective measures described in the Colombian Code of Commerce are adopted by the shareholders within six months;

·	by decision at the general shareholders’ meeting; and

·	in certain other events expressly provided by law and in the by-laws.

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

Common shareholders at a general shareholders’ meeting may waive preemptive rights of common shares with respect to a particular capital increase by the favorable vote of at least 70.0% of the shares represented at the meeting. Preemptive rights must be exercised within the period stated in the share placement terms of the increase, which cannot be less than 15 business days following the publication of the notice of the public offer of that capital increase. From the date of the notice of the share placement terms, preemptive rights may be transferred separately from the corresponding shares.

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

Pursuant to Article 23 of Law 222 of 1995, the members of our board of directors and our legal representatives generally must perform their duties according to the principles of good faith, due diligence and loyalty. In particular, the directors and legal representatives must refrain from entering into any transaction (including any sale and purchase of shares) which may imply competition with the Company or a conflict of interest, unless they obtain the prior approval of the General Shareholders Meeting, which, in any case, shall only be granted if the respective transaction does not harm the Company’s interests. The Company, in the ordinary course of its business, may enter into transactions with its directors.

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

Non-residents are permitted to hold portfolio investments in Colombia, through a registered stock brokerage firm, a trust company or an investment firm. Investors would only be allowed to transfer dividends abroad after the foreign investment registration procedure with the Colombian Central Bank has been completed. The failure of a non-resident investor to report or register foreign exchange transactions with the Colombian Central Bank relating to investments in Colombia on a timely basis may prevent the investor from remitting dividends, or an investigation, that may result in a fine, may be commenced.

E.	Taxation

The following summary contains a description of certain Colombian and U.S. federal income tax considerations in connection with ownership and disposition of ADSs and preferred shares, but it does not purport to be a comprehensive description of all of the Colombian and United States tax considerations. The summary is based upon the tax laws of Colombia and regulations thereunder and on the tax laws of the United States and regulations thereunder as of date hereof, which are subject to change. A change in such laws and regulations could apply retroactively and could affect the validity of this summary.

Colombian Tax Considerations

For purposes of Colombian taxation, depending on the individual, residence consists of one of the following:

·	Aliens: Residence is established by the continuous or discontinuous presence in the country for more than 183 days including entry and exit days, within any period of 365 consecutive calendar days. For this purpose, when the continuous or discontinuous presence in the country happens in more than one taxable year, the person would be considered as a Colombian resident for the second taxable year.

·	Diplomatic employees of the Colombian State and their companions: These persons are totally or partially exempted from income tax or capital gains tax in the country in which they are performing their work, according to the Vienna Conventions about diplomatic and consular relationships.

·	Colombian nationals: Residence is established if, during the taxable year: (i) the spouse or permanent companion or dependent children are residents in Colombia for tax purposes; or, (ii) 50% or more of their income is considered to be Colombian-source income; or, (iii) 50% or more of their assets are managed within Colombia; or, (iv) 50% or more of their assets are deemed to be possessed in Colombia; or, (v) foreign residency status has not been demonstrated as required by the Colombian Tax Authorities; or, (vi) they are tax residents in a tax haven as defined by the Colombian government.

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

Taxation of Dividends

In Colombia, according to Law 1819 of 2016, dividends received by foreign companies or other foreign entities, non-resident individuals and successors of non-residents are subject to income taxes. In this regard, payments of dividends to foreign residents, both individuals and corporations, will be taxed at a rate of 5%. Nonetheless, if the dividend distribution is made out of profits that were not taxed at the entity level (i.e. because of the application of some tax benefit), the distribution will be subject to the applicable regulatory withholding tax that rate, which as of year end 2017 was 35%. In such case, the 5% dividend tax will apply to the distributed amount, net of the r aforementioned regulatory withholding tax. These taxes will be charged on net income generated from January 1, 2017 onwards and will be withheld by the company paying the dividends. Dividend payment approved at the General Meeting of Shareholders of Grupo Aval of March 23, 2018 will be paid out of profits generated by the company before January 1, 2017; accordingly, payment of such dividends will not be subject to income taxes according to Law 1819 of 2016.

Dividends paid to non-resident holders of ADSs through the depositary will be subject to income taxes and withholding in Colombia. Provided that such dividends are paid in respect of previously taxed earnings at the corporate level, the applicable withholding rate will be of 5%. In the case of dividends paid out of non-taxed earnings at the corporate level, the distribution will be subject to a regulatory withholding tax rate, which as of year end 2017 was 35%. In such case, the 5% dividend tax will apply to the distributed amount, net of the 35% withholding.

As a general rule, foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia either when the dividends received by them have been subject to withholding taxes or when dividends are paid out of profits subject to income tax at a corporate level. Nonetheless, taking into consideration that Law 1819 of 2016 has not been completely regulated, the Colombian tax authorities might eventually determine that foreign individuals and corporations to whom dividends are paid must file an income tax return.

Payments to domestic individuals exceeding 600 UVTs will be taxed at a marginal rate of 5% and those exceeding 1000 UVTs will be taxed at a marginal rate of 10%, while those to domestic corporations will not be taxed.

“UVT” or “Unidad de Valor Tributario” refers to a tax unit established each year by the Colombian Tax Authority (“DIAN”) for the calculation of tax returns. UVT for 2017 amounts to Ps 31,859 (U.S.$10.62).

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

As a general rule, the withholding, performed according to the rules established in the Colombian Tax Code, shall constitute a final tax and investors will not be required to file an income tax return. However, if the investor sells shares of stock that are listed on the Colombian Stock Exchange in an amount that is above the 10% limit as set forth in Article 36-1 of the Colombian Tax Code (as described in the above paragraph under “—Taxation of Capital Gains Derived from the Sales of Shares”), the investor will be required to file the corresponding income tax return, which will be filed by the administrator of the portfolio on his/her behalf. Additionally, considering that Law 1819 of 2016 has not been completely regulated, the Colombian tax authorities might eventually determine that foreign individuals and corporations to whom dividends are paid must file an income tax return.

Other Colombian Taxes

As of the date hereof, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. Pursuant to Articles 24 and 36-1 of the Colombian Tax Code, transfers of ADSs from non-residents or residents to non-residents of Colombia by gift or inheritance are not subject to Colombian income tax. Transfers of ADSs by gift or inheritance from residents to residents or from non-residents to residents will be subject to Colombian income tax at the income tax rate applicable for occasional gains obtained by residents of Colombia. There is no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of preferred shares or ADSs.

United States Federal Income Taxation Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or preferred shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds our ADSs or preferred shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”) relating to what is known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

·	certain financial institutions;

·	dealers in securities or currencies or traders in securities who use a mark-to-market method of tax accounting;

·	persons holding ADSs or preferred shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or preferred shares;

·	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

·	entities classified as partnerships for U.S. federal income tax purposes;

·	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

·	persons that own or are deemed to own ten percent or more of the voting power or value of our stock;

·	persons who acquired our ADSs or preferred shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

·	persons holding our ADSs or preferred shares in connection with a trade or business conducted outside of the United States.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a PFIC for U.S. federal income tax purposes for the 2017 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest) and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

If we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or preferred shares, any gain recognized by a U.S. Holder on a sale or other disposition of ADSs or preferred shares (including certain pledges) would be allocated ratably over the U.S. Holder’s holding period for the ADSs or preferred shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year within the holding period would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, any distribution in respect of ADSs or preferred shares in excess of 125% of the average of the annual distributions on ADSs or preferred shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as described immediately above with respect to gains. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or preferred shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable dividend rates discussed above with respect to qualified dividend income paid to non-corporate holders would not apply. In addition, if we are a PFIC for any taxable year during which a U.S. Holder owned our ADSs or preferred shares, the U.S. Holder will generally be required to file IRS Form 8621 (or any successor form) with their annual U.S. federal income tax returns, subject to certain exceptions.

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

Certain U.S. Holders who are individuals (and certain specified entities closely held by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. entity or non-U.S. accounts through which such shares are held, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of our ADSs or preferred shares.

F.	Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay will be dependent, in large part, on the amount of dividends received from our subsidiaries. From 2012 to 2017, the amount of dividends that we have paid increased at a compound annual growth rate of 9.3%, mainly driven by the issuance of common and preferred shares in the past years. Until 2016, Grupo Aval declared dividends semi-annually in March and September of each year. Beginning in March 2017, the company started to declare dividends on an annual basis. Our subsidiaries declared Ps 1,092.8 billion in 2017 and Ps 1,687.8 billion in 2016 of dividends payable to us, and we declared an aggregate of Ps 1,069.5 billion in 2017 and Ps 1,965.2 billion in 2016 of dividends to our shareholders.

Unless noted otherwise, the following table presents the net profits of, and dividends declared by, each of our banks and Porvenir, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated. Dividends are paid to us on a monthly basis.

	Dividends declared with respect to net income for the year ended December 31,
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana		Porvenir		Total
	(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	68.7%	68.7%	72.3%	72.3%	93.7%	93.7%	79.9%	79.9%	9.5%	9.4%	20.0%	20.0%	-	-
Unconsolidated net profits	1,924	4,235	329	530	133	207	120	187	218	308	422	355	3,146	5,822
Dividends declared	1,073	1,531	262	463	70	107	73	145	121	341	151	265	1,751	2,852
Dividends contributed to Grupo Aval	738	1,052	189	335	66	100	58	116	12	32	30	53	1,093	1,688
Dividends declared by Grupo Aval	-	-	-	-	-	-	-	-	-	-	-	-	1,069	1,965

Until 2016, Grupo Aval’s subsidiaries declared dividends semi-annually in March and September of each year. Beginning in March 2017, they started to declare dividends on an annual basis, except Banco Popular, which continues to declare dividends semi-annually in March and September of each year.

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

Our company pays dividends based on the results shown in our unconsolidated audited financial statements prepared under Colombian IFRS. For the years ended December 31, 2017 and 2016, unconsolidated net income as reported in our Colombian IFRS financial statements was Ps 2,001.2 billion, 2.0% higher and Ps 2,312.4 billion, 8.1% higher than net income as reported in our IFRS financial statements, respectively.

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

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2013	53.10	0.022
2014	57.90	0.024
2015	58.80	0.019
2016(1)	88.20	0.029
2017	48.00	0.016

(1)	Dividends declared with respect to net income for 2016 includes dividends declared on September 2016 to be paid in the six-month period from October 2016 to March 2017 and dividends declared on March 2017 to be paid in the twelve-month period from April 2017 to March 2018.

Dividend history of our banking subsidiaries

The following tables set forth the annual cash dividends paid by each of our banks on each share during the periods indicated.

Until 2016, Grupo Aval’s subsidiaries declared dividends semi-annually in March and September of each year. Beginning in March 2017, they started to declare dividends on an annual basis, except for Banco Popular, which continues to declare dividends semi-annually in March and September of each year.

Banco de Bogotá

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2013	2,400.00	1.003
2014	2,520.00	1.053
2015	2,700.00	0.857
2016(1)	4,620.00	1.540
2017	3,240.00	1.086

(1)	Dividends declared with respect to net income for 2016 includes dividends declared on September 2016 to be paid in the six-month period from October 2016 to March 2017 and dividends declared on March 2017 to be paid in the twelve-month period from April 2017 to March 2018.

Banco de Occidente

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2013	1,602.00	0.670
2014	1,764.00	0.737
2015	1,860.00	0.591
2016(1)	2,970.00	0.990
2017	1,698.00	0.563

(1)	Dividends declared with respect to net income for 2016 includes dividends declared on September 2016 to be paid in the six-month period from October 2016 to March 2017 and dividends declared on March 2017 to be paid in the twelve-month period from April 2017 to March 2018.

Banco Popular

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2013	24.00	0.010
2014	24.00	0.010
2015	20.10	0.006
2016	13.85	0.005
2017	9.10	0.003

Banco AV Villas

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2013	363.00	0.152
2014	387.00	0.162
2015	415.00	0.132
2016(1)	645.20	0.215
2017	324.00	0.109

(1)	Dividends declared with respect to net income for 2016 includes dividends declared on September 2016 to be paid in the six-month period from October 2016 to March 2017 and dividends declared on March 2017 to be paid in the twelve-month period from April 2017 to March 2018.

Dividend history of Corficolombiana

The following tables present the annual cash dividends paid by Corficolombiana during the periods indicated.

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2013	660.00	0.276
2014	630.00	0.263
2015	666.00	0.211
2016	276.00	0.092
2017	-	-

Dividend history of Porvenir

The following tables present the annual cash dividends paid by Porvenir during the periods indicated.

Dividends declared with respect to net income	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2013	1,212.00	0.507
2014	1,320.36	0.552
2015	1,225.92	0.389
2016	1,770.00	0.590
2017	1,380.00	0.462

Dividend history of BAC Credomatic

During 2017, BAC Credomatic declared U.S.$ 103.54 (Ps 308,965.5) of cash dividend per share.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Risk management

The guiding principles of risk management at Grupo Aval and our banks are the following:

·	collective decision making for commercial loans of significant amount at the board level of each of our banks;

·	extensive and in-depth market knowledge, the result of our market leadership and our experienced, stable and seasoned senior management;

·	clear top-down directives with respect to:

·	know-your-customer policies; and

·	commercial loan credit structures based on the clear identification of sources of repayment and on the cash-flow generating capacity of the borrower;

·	use of common credit analysis tools and loan pricing tools across all our banks;

·	diversification of the commercial loan portfolio with respect to industries and economic groups;

·	specialization in retail banking product niches;

·	extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer loans;

·	use of our extensive market presence in the identification and implementation of best practices for operational risk management; and

·	conservative policies in terms of:

·	the trading portfolio composition, with a bias towards instruments with lower volatility;

·	proprietary trading; and

·	the variable remuneration of trading personnel.

Risk Culture

Grupo Aval’s risk culture is based on the principles indicated in the section above. It is conveyed to all of our entities and units and is backed by the following guidelines:

·	Our risk management is independent and monitored at the level of both individual entities and our companies as a consolidated whole.

·	In order to delegate power, our structure requires a large quantity of transactions to be sent to decision-making centers, such as the risk or credit committees. The frequency of meetings held by these committees ensures proposals are resolved quickly and guarantees that senior management is constantly involved in managing the various risks.

·	We have detailed manuals on actions and policies for risk management.

·	We have implemented a risk limit system that is updated on a regular basis to address new market conditions and risks to which we are exposed.

·	We have implemented adequate information systems to monitor risk exposure on a recurring basis, ensuring the approval limits are systematically met and, if necessary, allowing for appropriate corrective action.

·	The main risks are analyzed not only when they arise or when problems occur during the normal course of business, but also on a permanent, ongoing basis.

·	We offer adequate and ongoing training on our risk culture, at every level within the organization.

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

Operating Risk Management at BAC Credomatic is carried out using the conceptual methodology of Basel II guidelines and the elements of The Committee of Sponsoring Organizations of the Treadway Commission (COSO). A centralized operating risk management unit ensures that there are in place policies to ensure a standardized treatment of operating risks including methodologies for the timely recognition of the principal exposures, the ownership of operational risks by functional units, accountability throughout the organization and effective procedures to collect information on operational losses. The centralized operating risk committee is also responsible for putting in place an effective business continuity plan.

Individual Risk Analysis

Credit Risk

The credit-risk management process at all our banks takes into consideration the requirements of the Superintendency of Finance, the guidelines of Grupo Aval credit-risk management and the composition of each of the banks’ loan portfolio, which, in turn, is the result of the execution of each bank’s strategy. See Note 4 to our audited consolidated financial statements.

Commercial Lending

59.8% of our total loan portfolio is composed of commercial loans to corporate and small and medium sized enterprises. However, the level of commercial loans varies in each of our banks. At December 31, 2017, the proportion of commercial loans was 61.7%, 71.9%, 42.7%, 30.0% and 88.7% at Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana, respectively.

The credit approval process for commercial loans at each of our banks follows the policies and lending authorities established by each bank subsidiary. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá and Banco AV Villas, Comité de Crédito Dirección General at Banco de Occidente and Comité de Presidencia at Banco Popular), which has lending limits that range between Ps 3.5 billion (approximately U.S.$1.17 million) at Banco AV Villas and Ps 15.0 billion (approximately U.S.$5.0 million) at Banco de Bogotá.

Following the approval of a transaction by the national credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management unit if the loan would result in aggregate exposure to the borrower in excess of Ps 5.0 billion (approximately U.S.$1.68 million). The credit approval process includes the presentation to Grupo Aval´s credit committee of all potential credit exposures per client (or client´s economic group) that, across all of our banks, represent an exposure in excess of Ps 20.0 billion (approximately U.S.$6.7 million) or is considered to be part of a vulnerable sector. Exceptions can be made depending on the risk parameters defined by Grupo Aval´s credit committee. This committee, which is composed of the vice presidents of credit of each of our banks and the risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities. The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). The credit committee will then submit to Grupo Aval´s advisory board those transactions which represent a significant exposure or have exceptions to credit and pricing policies.

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

Consumer Lending

Consumer lending represented 30.3% of the total loan portfolio at December 31, 2017; however, the participation and specialization by product varies in each of our banks. At December 31, 2017, Banco Popular’s consumer lending represented 53.5% of the total loan portfolio and was concentrated mainly in payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas and Banco de Bogotá, consumer lending represented 51.7% and 26.4% of their total loan portfolio, respectively. At Banco de Occidente, 24.0% of the total loan portfolio consisted of consumer loans, with motor vehicle financing representing 27.7% of the consumer loan portfolio. At Corficolombiana, 11.0% of total loans were consumer loans granted primarily by Promigas and its subsidiaries.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest consumer lending authority at all banks, other than the board of directors, is the national consumer credit committee where the highest lending limits are Ps 3.5 billion (approximately U.S.$1.17 million).

For consumer banking, each bank has developed a business model designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 90.1% of the consumer loan portfolio, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tools, which have allowed the sale of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has a full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts. Banco de Occidente has become a leader in motor vehicle financing by maintaining an independent motor vehicle financing unit which has developed its own statistical models and its own origination and collection strategies.

Mortgage Lending

Mortgage lending represented 9.7% of total loan portfolio at December 31, 2017, compared to 9.5% as of December 31, 2016, with Banco AV Villas and Banco de Bogotá being the highest contributors to this increase. At Banco AV Villas mortgage lending represents 18.4% of its total loan portfolio.

At Banco de Bogotá, mortgage lending represents 11.5% of its total loan portfolio as of December 31, 2017. In Central America, the mortgage portfolio represented 19.3% of the total loan portfolio in 2017.

In order to ensure an adequate mortgage loan portfolio quality, Banco de Bogotá and Banco AV Villas have developed statistical models for the origination and follow-up on new mortgage loans, which has resulted in a very low past due to total loan ratios for recently originated loans.

Microcredit Lending

Microcredit loans represented 0.2% of the total loan portfolio at December 31, 2017.

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

For separate financial statement reporting purposes under Colombian IFRS, the Superintendency of Finance requires that loans and leases be given a risk category on the scale of “A,” “B,” “C,” “D” and “E.” As a result, the risk classifications are aligned to the risk categories as follows.

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

For our mortgage and microcredit loan portfolios the risk categories in effect at December 31, 2017, based on past due status, are as follows.

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

The provision calculation process includes analysis of specific, historical and subjective components. The methodologies utilized by our banking subsidiaries include the following elements:

·	A detailed periodic analysis of the loan portfolio.

·	A credit classification system by risk levels

·	A periodic review of the summary of allowances for impairment losses.

·	Identification of loans to be evaluated individually due to impairment.

·	Consideration of internal factors such as size, organizational structure, loan portfolio structure, loan administration process, analysis of overdue portfolio and experiences of historical losses.

·	Consideration of risks inherent to different types of loans.

·	Consideration of external factors, including local, regional and national, as well as economic factors.

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

·	Exposure at default – “EAD” is the principal amount owed at the time of payment default of the borrower

·	Probability of default – “PD” is the probability that the counterpart defaults in its payment obligations of capital and/or interest. The probability of default is associated to the rating/scoring or level of delinquency of the borrower.

·	Loss identification period “LIP” parameter or period of identification of the loss, is the time elapsed between the occurrence of the event which generates the loss and the time when such loss becomes evident. The LIPs analyses are carried out on the basis of homogeneous risk portfolios.

·	Loss given default – “LGD” is the estimate of a loss in case a payment default occurs taking into consideration the guarantees and the corresponding appraisal.

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

Liquidity management in Grupo Aval and its banking subsidiaries is aimed at minimizing the liquidity risks of the companies and ensuring the short-term coverage of the main funding requirements while balancing the tradeoff between coverage of structural exposures and cost. Our financing and liquidity model is decentralized and based on autonomous subsidiaries that are responsible for covering their own liquidity needs. However, the policies with respect to liquidity risk at Grupo Aval and our banks are directed at complying with the guidelines established by the Superintendency of Finance (which, in turn, follow some of the main guidelines of Basel II Accord of 2004). These guidelines require Colombian banks to establish a system for the administration of liquidity risks (Sistema de Administración de Riesgo de Liquidez), which includes the identification, measurement, control and monitoring functions required to ensure the management of day-to-day liquidity requirements, adjust minimum requirements in terms of liquidity buffers and establish liquidity contingency plans to deal with any unexpected situation.

As a result, banks controlled by Grupo Aval are required to maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters using a short-term liquidity index (Indicador de Riesgo de Liquidez), or “IRL,” that measures 7-, 15- and 30-day liquidity. This index is defined as the difference between adjusted liquid assets and net liquidity requirements. Liquid assets include total debt securities adjusted by market liquidity and exchange rate, excluding investments classified as “held to maturity” different from mandatory investments, Central Bank deposits and available cash. Net liquidity requirements are the difference between expected contractual asset and contractual and non-contractual liability cash flows. Cash flows from past due loans are not included in this calculation.

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

Our banks have adequate liquidity, as shown in the following table. The three-month cumulative liquidity gap values for our banks for year-end 2017, 2016 and 2015 and reflect unconsolidated figures for each of our banks.

	Year ended December 31,
Three-month cumulative liquidity position	2017	2016	2015
	(in Ps billions)
Banco de Bogotá
Total assets and contingencies	15,073	14,396	16,452
Total liabilities, equity and contingencies	14,085	16,466	14,758
Liquidity gap	988	(2,069)	1,693
Net liquid assets (NLA)	3,949	3,194	1,782
Liquidity gap plus NLA	4,937	1,125	3,475
Banco de Occidente
Total assets and contingencies	8,613	9,137	7,470
Total liabilities, equity and contingencies	4,955	6,722	3,501
Liquidity gap	3,658	2,415	3,970
Net liquid assets (NLA)	5,686	3,882	2,454
Liquidity gap plus NLA	9,343	6,297	6,424
Banco Popular
Total assets and contingencies	4,398	4,279	4,362
Total liabilities, equity and contingencies	2,276	2,061	3,158
Liquidity gap	2,122	2,218	1,204
Net liquid assets (NLA)	1,244	2,237	1,509
Liquidity gap plus NLA	3,366	4,456	2,713
Banco AV Villas
Total assets and contingencies	2,084	2,280	2,294
Total liabilities, equity and contingencies	3,196	4,175	3,934
Liquidity gap	(1,112)	(1,896)	(1,639)
Net liquid assets (NLA)	1,776	1,952	2,124
Liquidity gap plus NLA	664	57	485
Corficolombiana
Total assets and contingencies	2,259	2,880	4,136
Total liabilities, equity and contingencies	2,938	3,522	4,427
Liquidity gap	(679)	(642)	(292)
Net liquid assets (NLA)	1,158	1,476	1,619
Liquidity gap plus NLA	479	834	1,327

The following tables show the short-term liquidity index and the IRL Ratio at December 31, 2017 and 2016 for each of our banks, expressed in Ps billions and as a percentage.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Corficolombiana		Banco AV Villas
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	(in Ps billions)
IRL – 7 days	9,447	8,733	6,877	3,453	2,629	2,445	1,060	871	1,702	1,724
IRL – 15 days	8,437	5,605	6,658	3,158	2,333	2,212	942	795	1,577	1,554
IRL – 30 days	7,162	3,786	5,567	2,639	1,726	1,511	649	490	1,506	1,207

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Corficolombiana		Banco AV Villas
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	(in percentages)
IRL – 7 days	2,265	759	2,640	905	1,051	1,435	226	244	2,380	855
IRL – 15 days	683	226	1,392	536	507	632	190	217	893	491
IRL – 30 days	363	160	620	323	278	250	167	188	658	314

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

We and our subsidiaries consider the importance of the risk posed by cyber-threats and the potential impact on the operation and reputation of our business. Accordingly, under the supervision of Grupo Aval, our financial subsidiaries have in place Information Security Management Systems (ISMS), specialized human resources, processes, controls and technological tools to address the risk of cyber-threats, in particular regarding internet services and transactions and our technological infrastructure.

As part of the evolution of the ISMS at the corporate level, Grupo Aval has structured and implemented a Security Operations Center (SOC) following cyber-risk analysis methodologies where the events are centralized, correlated and monitored by security tools, thus allowing timely generation of alerts of possible cybersecurity incidents.

Additionally, an independent expert advisor supports the process of periodic methodological revisions of ISO 270001 on information security management systems (Security Level 27001/2013 | K.10.1.1 Maturity of the ISMS) and the information security system encompassing Grupo Aval and its main subsidiaries. The independent advisor is also tasked with determining whether there are gaps in the security policies, the organization of information, human resources security, asset management, access control, cryptography, physical and environmental security, security of operations and communications, acquisition, development and maintenance of systems, relations with suppliers, management of information security incidents, information security aspects of the continuity plans of the business, the degree of compliance, the security strategy, the security government and the security architecture. With our participation, our subsidiaries evaluate the results of these assessments, identify opportunities for improvement and establish remediation plans, as required.

To verify the proper technical implementation of our cybersecurity controls and in order to detect and correct possible security breaches, we also conduct vulnerability and intrusion tests performed by qualified third parties and by our shared services team.

Furthermore, our financial subsidiaries comply with the guidelines issued by the Superintendency of Finance through External Circular 042 of 2012 (incorporated in the Basic Legal Circular) setting minimum security and quality requirements applicable the operation of financial entities.

In addition, we have developed communication schemes that allow timely upwards reporting of high-impact residual risk, events or threats. Such communication schemes apply across the different types of risks covered by our corporate policies, including operational risk, which incorporates cyber-security threats.

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

Interest Rate Risk

Our banks’ exposure to interest rate risk in their trading portfolios primarily arises from investments in securities (floating and fixed rate) and derivative instruments. In accordance with the Superintendency of Finance rules, our banks calculate interest rate risk for positions in pesos, foreign currency and UVRs separately. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used as an alternative for pricing floating rate home-mortgage loans. The interest rate risk model is designed to measure the risk of losses arising from changes in market interest rates. It includes the sum of the net short or long position in the whole trading book, a proportion of the matched positions in each time band (the “vertical disallowance”) and a proportion of the matched positions across different time bands (the “horizontal disallowance”).

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

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2017 and 2016, for a ten-day horizon for each of our banks. The averages, minimums and maximums are determined based on end-of-the-month calculations.

Banco de Bogotá

	Year ended December 31, 2017				At December 31, 2016
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	321,121	342,043	400,828	309,368	346,303
Foreign exchange rate risk VaR	304,429	52,925	304,429	12,424	57,160
Variations in stock price risk VaR	8,099	7,068	8,099	7,234	6,002
Fund risk VaR	196,197	184,582	196,197	187,698	170,020
Total market risk VaR	829,846	586,619	829,846	523,306	579,486

Banco de Occidente

	Year ended December 31, 2017				At December 31, 2016
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	174,379	162,463	184,209	140,044	137,221
Foreign exchange rate risk VaR	7,034	3,119	7,034	1,424	2,029
Variations in stock price risk VaR	-	-	-	-	-
Fund risk VaR	2,811	2,702	2,811	2,580	2,545
Total market risk VaR	184,224	168,284	190,502	145,108	141,794

Banco Popular

	Year ended December 31, 2017				At December 31, 2016
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	119,856	115,033	122,920	103,535	118,920
Foreign exchange rate risk VaR	3,329	662	3,329	4	273
Variations in stock price risk VaR	946	965	967	945	764
Fund risk VaR	1,134	1,085	1,203	1,019	615
Total market risk VaR	125,265	117,745	126,486	105,635	120,572

Banco AV Villas

	Year ended December 31, 2017				At December 31, 2016
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	14,206	37,998	89,381	12,563	89,268
Foreign exchange rate risk VaR	1,448	670	1,572	-	7
Variations in stock price risk VaR	-	-	-	-	-
Fund risk VaR	2,741	1,394	6,373	481	126
Total market risk VaR	18,394	40,061	89,960	15,198	89,402

Corficolombiana

	Year ended December 31, 2017				At December 31, 2016
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	144,232	104,098	144,232	81,334	141,553
Foreign exchange rate risk VaR	4,041	2,332	4,041	656	3,263
Variations in stock price risk VaR	10,800	10,601	11,072	9,691	11,975
Fund risk VaR	140	891	2,669	116	2,906
Total market risk VaR	159,214	117,460	159,214	95,312	159,697

The regulatory VaR of our banks yield different results according to each bank’s operation. Banco AV Villas decreased between December 31, 2016 and December 31, 2017 mainly because of reductions in the amount and duration of the local currency debt securities (primarily government securities or “TES”) portfolio. Corficolombiana, and Banco Popular remained relatively stable from one year to another. While Banco de Occidente, and Banco de Bogotá increased their VaR, this increase is explained by the growth of their positions in TES. The regulatory VaR of Banco de Bogota, Banco Popular, Banco de Occidente, Banco AV Villas and Corficolombiana changed from one period to another 43.2%, 3.9%, 29.9%, -79.4% and -0.3% respectively mainly for the reasons mentioned above.

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

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. At December 31, 2017 and at December 31, 2016, the investments subject to regulatory VaR were the holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2017 and 2016.

	At December 31,
	2017			2016
	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio
Less than 18 months	-	-	-	-	-	-
18 - 36 months	-	-	-	-	-	-
More than 36 months	67,538	9,928	100%	60,845	8,944	100.0%
Total	67,538	9,928	100%	60,845	8,944	100.0%

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

Note 4 of our financial statements - Risk Interest Rate on the balance sheet structure shows mismatches in the repricing of our assets and liabilities by maturity bands. Also, Note 4 of our financial statement - Liquidity Risk, shows an analysis of the remaining contractual maturities of our assets and liabilities.

As part of their management of interest rate risk, our banks analyze the interest rate mismatches between their interest-earning assets and their interest-earning liabilities. As of December 31, 2017, if interest rates had been 50 basis points lower with all other variables held constant, Grupo Aval's income from interest-bearing financial assets would have increased by Ps 893,925 and the expense of financial liabilities with interest would have increased by Ps 973,911. An increase of 100 basis points in interest rates would have increased the income of financial assets Ps 1,788,519 and expenses for liabilities Ps 1,787,849. A reduction of 50 or 100 basis points in interest rates would have reduced income and expenses in the same amounts.

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

The following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing preferred shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuances pursuant to a share dividend or share split declared by our company or an exchange of securities regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

·	a fee of U.S.$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

·	a fee of U.S.$1.50 per ADR or ADRs for transfers of ADRs;

·	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities (treating all such securities as if they were preferred shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

·	an aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and will be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

·	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our preferred shares or other deposited securities (which charge will be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

·	stock transfer or other taxes and other governmental charges;

·	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

·	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

·	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

·	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

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

For the year ended December 31, 2017 we received approximately U.S.$0.4 million in payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program.

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

As of December 31, 2017, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Management Officer and our Vice-President of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the guidelines set forth by the COSO 2013.

Based on this assessment, management believes that, as of December 31, 2017, its internal control over financial reporting was effective based on those criteria.

C.	Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2017, has been audited by KPMG, an independent registered public accounting firm. KPMG’s Report of Independent Registered Public Accountant Firm appears on page F-2.

D.	Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

The board of directors has determined that Fabio Castellanos Ordóñez is an audit committee financial expert. All members of our audit committee, namely Esther América Paz Montoya, Germán Michelsen Cuéllar and Fabio Castellanos Ordóñez, are independent audit committee members under the standards of the New York Stock Exchange, which applies the audit committee independence requirements of the Securities and Exchange Commission.

ITEM 16B. Code of ethics

New York Stock Exchange rules for U.S. companies require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have in place a code of ethics that applies to the Company’s officers and employees.

ITEM 16C. Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2017	2016
	(In Ps millions)
Audit fees	25,438	24,013
Audit-related fees	-	-
Tax fees	4	8
All other fees paid	23	3

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 25,438 million and Ps 24,013 million for the years 2017 and 2016, respectively.

Additionally other fees paid, which include other consultancy fees different from audit and tax, totaled Ps 23 million and Ps 3 million for the years ended 2017 and 2016, respectively, and tax fees paid totaled Ps 4 million and Ps 8 million for the years ended 2017 and 2016, respectively.

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

In 2017, no purchases of our preferred shares, were effected by our “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended). Grupo Aval did not effect any purchases of its preferred shares or ADSs.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see page F-1.

ITEM 19. Exhibits

1.1	English translation of By-laws of Grupo Aval (incorporated by reference to Exhibit 1.1 to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on March 7, 2011).

2.1	Indenture among Grupo Aval Limited, as Issuer, Grupo Aval Acciones y Valores S.A., as Guarantor, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of September 26, 2012 (incorporated by reference Exhibit 2.2 to to our Registration Statement on Form 20-F (File No. 000-54290) filed with the SEC on April 26, 2013).

2.2	Form of Deposit Agreement among Grupo Aval, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 99(a) to our Registration Statement on Form F-6 (File No. 333-198614) filed with the SEC on September 8, 2014).

8.1	List of subsidiaries.

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015
Report of independent registered public accounting firm	F-2
Consolidated statements of financial position as of December 31, 2017 and 2016	F-4
Consolidated statements of income for the years ended as of December 31, 2017, 2016 and 2015	F-6
Consolidated statements of comprehensive income for the years ended as of December 31, 2017, 2016 and 2015	F-7
Consolidated statements of changes in equity for the years ended December 31, 2017, 2016 and 2015	F-8
Consolidated statements of cash flow for the years ended December 31, 2017, 2016 and 2015	F-9
Notes to the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-11

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Grupo Aval Acciones y Valores S.A. and subsidiaries:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the consolidated statements of financial position of Grupo Aval Acciones y Valores S.A. and subsidiaries (Grupo Aval) as of December 31, 2017 and 2016, the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements) . We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Grupo Aval maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Translation of consolidated financial statements into United States Dollars

The accompanying consolidated financial statements as of and for the year ended December 31, 2017 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Colombian pesos have been translated into United States dollars on the basis set forth in note 2.4 of the notes to the consolidated financial statements.

Basis for Opinions

Grupo Aval’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on Grupo Aval’s consolidated financial statements and an opinion on Grupo Aval’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Grupo Aval in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

We or our predecessor firms have served as Grupo Aval’s auditor since 1985.

/s/ KPMG S.A.S.

KPMG S.A.S.

Bogotá, Colombia

April 17, 2018

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	Notes	December 31, 2017 US$ (1)	December 31, 2017		December 31, 2016
Assets
Cash and cash equivalents	6	7,485.5	Ps.	22,336,838	Ps.	22,193,004

Held-for-trading:
Debt securities	7	888.2		2,650,536		2,343,902
Equity securities	7	720.2		2,149,160		1,747,614
		1,608.4		4,799,696		4,091,516
Derivative instruments	10	110.1		328,392		502,209
		1,718.5		5,128,088		4,593,725

Available-for-sale financial assets:
Debt securities	8	5,961.8		17,790,127		17,662,733
Equity securities	8	276.2		824,033		729,779
		6,238.0		18,614,160		18,392,512

Held-to-maturity investments	9	971.5		2,899,039		2,570,486

Other financial assets at fair value through profit or loss	16	765.0		2,282,611		2,072,674

Loans and receivables:	11
Commercial		33,320.7		99,428,894		93,149,211
Consumer		16,884.3		50,382,895		46,927,997
Mortgages		5,412.6		16,151,299		14,683,537
Microcredit		137.3		409,688		399,431
Allowance for impairment losses		(1,882.9)		(5,618,481)		(4,261,444)
		53,872.0		160,754,295		150,898,732
Other accounts receivable, net	12	1,420.7		4,239,272		3,524,594
Total loans and receivables		55,292.7		164,993,567		154,423,326

Hedging derivatives	10	18.5		55,261		128,479
Non-current assets held for sale	13	34.0		101,382		259,527
Investments in associates and joint ventures	14	349.5		1,043,014		1,146,647

Tangible assets:	15
Property, plant and equipment to own-use and given in operating lease, net		1,945.1		5,804,073		5,901,325
Investment properties		262.7		783,794		610,188
Biological assets		22.2		66,139		48,002
		2,230.0		6,654,006		6,559,515

Concession arrangement rights	16	1,043.6		3,114,167		2,805,314
Goodwill	17	2,312.7		6,901,056		6,824,935
Other intangible assets	18	284.4		848,681		735,043

Income tax assets:	19
Current		304.1		907,476		584,157
Deferred		46.7		139,423		194,962
		350.8		1,046,899		779,119

Other assets		174.2		519,771		589,415
Total assets		79,268.9	Ps.	236,538,540	Ps.	224,073,721

(1)	See note 2.4

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	Notes	December 31, 2017 US$ (1)	December 31, 2017		December 31, 2016
Liabilities and equity
Liabilities
Financial liabilities held for trading
Derivative instruments	10	100.1	Ps.	298,665	Ps.	640,695

Financial liabilities at amortized cost
Customer deposits:	20
Checking accounts		12,070.2		36,017,602		34,978,189
Savings accounts		18,692.6		55,778,677		50,573,924
Time deposits		20,984.0		62,616,163		58,006,144
Other		158.4		472,782		328,798
		51,905.2		154,885,224		143,887,055

Financial obligations	21
Interbank borrowings and overnight funds		1,665.7		4,970,430		6,315,717
Borrowings from banks and others		6,101.0		18,205,320		17,906,633
Bonds issued		6,401.5		19,102,196		18,568,236
Borrowings from development entities		1,004.7		2,998,090		2,725,695
		15,172.9		45,276,036		45,516,281
Total financial liabilities at amortized cost		67,078.1		200,161,260		189,403,336

Hedging derivatives	10	4.5		13,464		43,436

Provisions:	23
For legal		55.4		165,353		155,749
Other		176.7		527,262		464,607
		232.1		692,615		620,356

Income tax liabilities:	19
Current		110.9		330,828		405,081
Deferred		568.6		1,696,843		1,246,809
		679.5		2,027,671		1,651,890
Employee benefits	22	414.9		1,238,172		1,097,594
Other liabilities	24	2,089.6		6,235,466		5,957,192
Total liabilities		70,598.8		210,667,313		199,414,499

Equity
Controlling interest:	25
Subscribed and paid-in capital		7.5		22,281		22,281
Additional paid-in capital		2,782.7		8,303,431		8,307,527
Retained earnings		2,404.3		7,174,418		6,522,128
Other comprehensive income		263.7		786,866		749,617
Equity attributable to owners of the parent		5,458.2		16,286,996		15,601,553
Non-controlling interest	26	3,211.9		9,584,231		9,057,669
Total equity		8,670.1		25,871,227		24,659,222
Total liabilities and equity		79,268.9	Ps.	236,538,540	Ps.	224,073,721

(1)	See note 2.4

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Income

For the years ended December 31 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	For the years ended
	Notes	December 31, 2017 US$ (1)	December 31, 2017		December 31, 2016		December 31, 2015
Interest income
Loan portfolio		5,998.6	Ps.	17,899,967	Ps.	16,665,516	Ps.	13,004,102
Investments in debt securities		282.1		841,866		881,454		1,071,496
Total interest income		6,280.7		18,741,833		17,546,970		14,075,598

Interest expense
Deposits
Checking accounts		103.7		309,333		258,925		183,218
Savings accounts		663.2		1,978,986		2,139,841		1,426,187
Time deposits		1,193.2		3,560,478		3,413,489		2,222,836
		1,960.1		5,848,797		5,812,255		3,832,241

Financial obligations
Interbank borrowings and overnight funds		96.3		287,361		570,184		340,594
Borrowings from banks and others		258.0		770,015		575,710		413,809
Bonds issued		389.5		1,162,203		1,278,253		1,041,105
Borrowing from development entities		53.4		159,323		156,003		123,710
		797.2		2,378,902		2,580,150		1,919,218
Total interest expense		2,757.3		8,227,699		8,392,405		5,751,459

Net interest income		3,523.4	Ps.	10,514,134	Ps.	9,154,565	Ps.	8,324,139

Impairment losses
Loan and other accounts receivable		1,380.5		4,119,334		3,004,184		2,127,750
Other assets		58.4		174,255		47,536		25,950
Other financial assets		0.0		142		70,411		6,223
Recovery of charged-off financial assets		(88.7)		(264,582)		(290,444)		(219,679)
Net impairment loss		1,350.2		4,029,149		2,831,687		1,940,244
Net interest income, after impairment losses		2,173.2	Ps.	6,484,985	Ps.	6,322,878	Ps.	6,383,895

Commissions
Commission and fee income		1,743.3		5,202,125		4,879,187		4,284,233
Commission and fee expense		(208.8)		(623,114)		(619,528)		(621,946)
Net commission and fee income	28	1,534.5	Ps.	4,579,011	Ps.	4,259,659	Ps.	3,662,287
Net trading income	29	188.1		561,362		724,698		245,199
Net income from other financial instruments designated at fair value through profit or loss	16	70.4		209,937		180,982		153,094

Other income	30	639.7		1,908,768		2,605,401		2,389,296
Other expense	30	2,958.7		8,828,836		8,519,773		7,609,115

Net income before tax expense		1,647.2		4,915,227		5,573,845		5,224,656
Income tax expense	19	587.4		1,752,794		2,056,909		1,878,970
Net income for the year		1,059.8	Ps.	3,162,433	Ps.	3,516,936	Ps.	3,345,686

Net income for the year attributable to:	25
Owners of the parent		657.6		1,962,414		2,139,866		2,041,364
Non-controlling interest	26	402.2		1,200,019		1,377,070		1,304,322
		1,059.8	Ps.	3,162,433	Ps.	3,516,936	Ps.	3,345,686

Net income of the owners of the parent per share (in Colombia pesos, see note 25)				88.076		96.040		91.619

(1)	See note 2.4

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Other Comprehensive Income

For the years ended December 31 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	Note	December 31, 2017 US$ (1)	December 31, 2017		December 31, 2016		December 31, 2015
Net income for the year		1,059.8	Ps.	3,162,433	Ps.	3,516,936	Ps.	3,345,686
Other comprehensive income
Items that may be reclassified to profit or loss
Hedging of net investments in foreign operations:
Net investment in foreign subsidiaries	10	(15.8)		(47,197)		(475,000)		2,366,849
Hedging derivative instrument	10	5.6		16,832		291,506		(1,683,346)
Hedging non-derivative instrument	10	10.2		30,568		35,819		(755,431)

Cash flow hedges		(0.8)		(2,340)		17,967		17,500
Foreign currency translation differences for foreign operations		(30.7)		(91,497)		(125,161)		24,878
Unrealized gains (losses) on available-for-sale financial assets:
Debt financial instruments	8	95.3		284,480		948,212		(922,083)
Equity financial instruments		19.2		57,245		34,509		(6,548)
Investments in associates and joint ventures	14	0.4		1,128		(20,061)		31,964
(Expenses) income tax	19	(32.7)		(97,698)		(378,877)		1,205,865
		50.7		151,521		328,914		279,648

Items that will not be reclassified to profit or loss
Actuarial gains (losses) from defined benefit pension plans	22	(33.6)		(100,232)		(41,228)		6,162
Income (expenses) tax	19	8.1		24,081		14,521		(7,251)
		(25.5)		(76,151)		(26,707)		(1,089)

Total other comprehensive income		25.2	Ps.	75,370	Ps.	302,207	Ps.	278,559
Total comprehensive income, net of taxes		1,085.0	Ps.	3,237,803	Ps.	3,819,143	Ps.	3,624,245

Total comprehensive income for the year attributable to:
Owners of the parent		670.1		1,999,663		2,351,354		2,207,165
Non-controlling interest		414.9		1,238,140		1,467,789		1,417,080
		1,085.0	Ps.	3,237,803	Ps.	3,819,143	Ps.	3,624,245

(1)	See note 2.4

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	Subscribed and paid-in capital		Additional paid - in capital		Retained earnings		Other comprehensive income (OCI)		Equity attributable to owners of the parent		Non- controlling interest		Total equity
Balance at January 1, 2015	Ps.	22,281	Ps.	8,311,878	Ps.	4,961,534	Ps.	372,328	Ps.	13,668,021	Ps.	7,687,943	Ps.	21,355,964
Issuance of shares		-		33		-		-		33		112,017		112,050
Acquisition of non-controlling interest		-		(4,146)		-		-		(4,146)		(2,910)		(7,056)
Dividends declared		-		-		(1,303,440)		-		(1,303,440)		(875,465)		(2,178,905)
Donations		-		-		(12)		-		(12)		(6)		(18)
Other comprehensive income		-		-		-		165,801		165,801		112,758		278,559
Net income		-		-		2,041,364		-		2,041,364		1,304,322		3,345,686
Balance at December 31, 2015	Ps.	22,281	Ps.	8,307,765	Ps.	5,699,446	Ps.	538,129	Ps.	14,567,621	Ps.	8,338,659	Ps.	22,906,280
Change in accounting policies (2)		-		-		(7,061)		-		(7,061)		(4,870)		(11,931)
Acquisition of non-controlling interest		-		(238)		-		-		(238)		-		(238)
Dividends declared		-		-		(1,310,123)		-		(1,310,123)		(743,909)		(2,054,032)
Other comprehensive income		-		-		-		211,488		211,488		90,719		302,207
Net income		-		-		2,139,866		-		2,139,866		1,377,070		3,516,936
Balance at December 31, 2016	Ps.	22,281	Ps.	8,307,527	Ps.	6,522,128	Ps.	749,617	Ps.	15,601,553	Ps.	9,057,669	Ps.	24,659,222
Acquisition of non-controlling interest		-		(4,096)		-		-		(4,096)		-		(4,096)
Dividends declared		-		-		(1,310,124)		-		(1,310,124)		(711,578)		(2,021,702)
Other comprehensive income		-		-		-		37,249		37,249		38,121		75,370
Net income		-		-		1,962,414		-		1,962,414		1,200,019		3,162,433
Balance at December 31, 2017	Ps.	22,281	Ps.	8,303,431		7,174,418		786,866		16,286,996		9,584,231		25,871,227

U.S. dollars at December 31, 2017 (1)		7.5		2,782.7		2,404.3		263.7		5,458.2		3,211.9		8,670.1

(1)	See note 2.4
(2)	See note 2.15

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	Note	December 31, 2017 US$ (1)	December 31, 2017		December 31, 2016		December 31, 2015
Cash flows from operating activities:
Net income before tax expense		1,647.2	Ps.	4,915,227	Ps.	5,573,845	Ps.	5,224,656

Reconciliation of net income before taxes and net cash provided by operating activities:
Depreciation of tangible assets		155.5		463,892		455,851		391,776
Amortization of intangible assets		146.7		437,822		323,677		384,241
Impairment losses of loans and receivables	11-12	1,387.9		4,141,573		3,006,191		2,127,750
Net interest income		(3,523.5)		(10,514,134)		(9,154,565)		(8,324,139)
Gains in non-monetary transactions	14	-		-		(195,514)		-
Impairment of investments, net	14	47.1		140,691		9,920		-
Effect for change in accounting polices		-		-		6,179		-
(Gains) losses on sales of non-current assets held for sale		(2.2)		(6,611)		(20,659)		10,350
Gains on available for sale financial assets		(17.3)		(51,712)		(210,373)		(79,233)
Writedown in concessions		1.0		2,875		5,992		-
Recovery of impairment loss on tangible assets		1.6		4,832		1,503		(1,968)
Foreign exchange (gains) losses		(33.2)		(98,977)		247,997		(1,133,522)
Share of undistributed profit of equity accounted investees, net of tax	14	(57.6)		(171,964)		(140,765)		(230,398)
Interest accrual of issued bonds outstanding		1.2		3,489		6,444		23,110
Fair value adjustments to:
Derivative financial instruments		(55.3)		(164,920)		(228,083)		(74,110)
Financial asset at fair value through profit or losses		3.8		11,224		-		-
Investment property	15	(15.6)		(46,675)		(53,680)		(104,768)
Biological assets	15	(4.5)		(13,503)		(14,644)		(22,922)

Changes in operating assets and liabilities:
Decrease in financial assets held for trading		706.0		2,106,603		2,919,480		8,245,541
Increase in other accounts receivable		(269.8)		(804,970)		(414,734)		(1,047,374)
Decrease in non-current assets held for sale		5.9		17,724		25,800		349,371
Increase (decrease) in derivative financial instruments		16.6		49,586		241,364		(152,854)
Increase (decrease) in other assets		42.6		127,209		179,829		(61,433)
Decrease (increase) in other liabilities and provisions		93.7		279,547		(381,607)		(634,729)
Increase in employee benefits		15.6		46,514		45,139		299
(Increase) in loans and receivables		(4,860.2)		(14,502,691)		(10,422,497)		(12,108,021)
Increase in customer deposits		3,840.6		11,460,395		9,666,367		8,593,143
(Decrease) increase in interbank borrowings and overnight funds		(489.9)		(1,461,985)		(3,404,291)		4,870,580
(Decrease) in borrowings from development entities		(0.7)		(2,229)		(3,131)		(13,327)
Increase of borrowings from banks and others		172.4		514,474		146,656		1,436,109
Interest received		6,074.0		18,124,814		12,797,281		8,162,908
Interest paid		(2,790.4)		(8,326,553)		(7,417,620)		(3,956,510)
Income tax, wealth tax and equity tax payments		(527.2)		(1,573,251)		(1,112,318)		(519,536)
Net cash provided by operating activities		1,712.0	Ps.	5,108,316	Ps.	2,485,034	Ps.	11,354,990

(1)	See note 2.4

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	Note	December 31, 2017 US$ (1)	December 31, 2017		December 31, 2016		December 31, 2015
Cash flows from investing activities:
Acquisition of property plant and equipment	15	(158.8)	Ps.	(473,752)	Ps.	(814,556)	Ps.	(920,454)
Acquisition of investment property	15	(25.4)		(75,817)		(56,610)		(75,458)
Additions to biological assets	15	(8.2)		(24,409)		(21,432)		(35,265)
Additions to investments in associates and joint ventures	14	-		-		(16)		11,538
Additions of concession arrangement right	16	(204.7)		(610,909)		(614,514)		(773,581)
Additions of other intangible assets		(90.1)		(268,757)		(183,662)		(353,633)
(Increase) decrease in available for sale financial assets		(747.9)		(2,231,754)		149,072		(4,610,568)
Proceeds from sales of property and equipment	15	23.4		69,793		241,598		194,287
Proceeds from sales of investment properties	15	9.5		28,431		61,786		22,945
Proceeds from sales of biological assets	15	6.6		19,775		20,670		20,374
Proceeds from sales of non-current assets held for sale		28.6		85,395		151,443		25,456
Proceeds from sale of investments in associates and joint ventures		-		-		-		15,143
Purchases of held-to-maturity financial assets		(1,241.5)		(3,704,730)		(2,668,018)		(3,146,729)
Maturities of held-to-maturity financial assets		1,127.7		3,365,150		2,658,728		2,800,579
Dividends received from investments		57.4		171,423		125,347		79,259
Business combination, net of cash		13.4		40,093		(2,706)		-
Net cash used in investing activities		(1,210.0)	Ps.	(3,610,068)	Ps.	(952,870)	Ps.	(6,746,107)

Cash flows from financing activities:
Dividends paid to shareholders		(438.2)		(1,307,525)		(1,260,876)		(1,276,544)
Issuance of debt securities		1,524.2		4,548,108		5,800,085		1,158,228
Payment of outstanding debt securities		(1,311.6)		(3,913,694)		(3,728,199)		(1,918,416)
Issuance of common shares		-		-		-		112,050
Acquisition of non controlling interest		(1.4)		(4,096)		(238)		-
Dividends paid to non-controlling interest		(257.6)		(768,769)		(743,909)		(882,519)
Net cash provided by (used in) financing activities		(484.6)		(1,445,976)		66,863		(2,807,201)

Effect of foreign currency changes on cash and cash equivalents		30.8		91,562		(1,691,000)		3,213,535

Increase (decrease) in cash and cash equivalents		48.2		143,834		(91,973)		5,015,217

Cash and cash equivalents at beginning of year	6	7,437.3	Ps.	22,193,004	Ps.	22,284,977	Ps.	17,269,760
Cash and cash equivalents at end of year	6	7,485.5	Ps.	22,336,838	Ps.	22,193,004	Ps.	22,284,977

(1)	See note 2.4

The accompany notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 1 – REPORTING ENTITY

Grupo Aval Acciones y Valores S.A. (hereinafter the “The Group” or “Grupo Aval”) was established under Colombian law in January 7, 1994, with its main offices and business address registered in Bogotá, D.C., Colombia. The corporate purpose of Grupo Aval is the purchase and sale of securities issued by financial and commercial entities. Grupo Aval is the majority shareholder of Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., entities whose main purpose is to perform all transactions, operations and services inherent to the banking business, pursuant to applicable laws and regulations. Furthermore, through its direct and indirect investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”) and in Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), Grupo Aval engages in investment banking activities, invests in the non-financial sector and manages pensions and severance funds in Colombia.

In performing its activities and pursuant to the corporate bylaws, Grupo Aval may (i) promote the creation of all types of companies relating to its corporate purpose; (ii) represent individuals and companies involved in similar or complementary activities; (iii) grant or receive loans with or without interest; (iv) submit its properties as collateral; (v) issue, endorse, acquire, protest, cancel, or pay bills of exchange, checks, promissory notes or any other type of financial instruments, accept or submit them as payment; (vi) acquire, sell, tax, lease or manage any kind of assets; (vii) subscribe or acquire any kind of investments and sell or otherwise dispose of the same; (viii) acquire and sell shares in companies which pursuing similar or complementary corporate interests ; (ix) render services in areas relating to its activities, experience and knowledge; and (x) carry out or participate, in acts and contracts relating to the aforementioned activities, for enabling the exercise of the rights and compliance of the obligations of the Company.

The duration of Grupo Aval set forth under the bylaws is until May 24, 2044, but the Company may be dissolved before such term expires, or it may be extended by free decision of the Grupo Aval shareholders meeting.

When preparing its consolidated financial statements, Grupo Aval Acciones y Valores S.A, directly consolidates the following entities:

Banco de Bogotá S.A.

Banco de Bogotá, in which Grupo Aval holds 68.74% of the voting rights as at December 31, 2017, was established as a bank on November 15, 1870. The operating license was granted by the Superintendency of Finance through Resolution Number 3140 of September 24, 1993. The commercial purpose of Banco de Bogotá is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents details of Banco de Bogotá’s most significant subsidiaries which are indirectly consolidated by Grupo Aval as of December 31, 2017:

Subsidiary	Core business	Location	Total voting rights held by Grupo Aval	Total economic interest held by Grupo Aval
Main Local Direct Subsidiaries
Fiduciaria Bogotá S.A	Management of trust funds.	Bogotá, Colombia	94.99%	65.29%
Porvenir S.A. and its subsidiary	Management of pension and severance funds.	Bogotá, Colombia	100%	75.69%
Almaviva S.A and its subsidiaries	Logistics services.	Bogotá, Colombia	95.81%	65.85%
Main International Direct Subsidiaries
Leasing Bogotá Panama S.A.	Holding company.(1)	Panamá, Republic of Panamá	100%	68.74%

Banco de Bogotá Panamá S.A.	Commercial banking services.	Panamá, Republic of Panamá	100%	68.74%
Main Indirect Subsidiaries
BAC Credomatic Inc.	Holding company in charge of managing the banking and related subsidiaries in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá, among others. (Subsidiary of Leasing Bogotá Panamá S.A.).	Panamá, Republic of Panamá	100%	68.74%

(1)	Leasing Bogotá Panamá, has no restrictions for transferring dividends to Colombia.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Banco de Occidente S.A.

Banco de Occidente S.A., in which Grupo Aval holds 72.27% of the voting rights as of December 31, 2017, was established as a banking entity on September 8, 1964, and authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance of Colombia. The commercial purpose of Banco de Occidente is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco de Occidente’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as of December 31, 2017:

Subsidiary	Core business	Location	Total voting rights held by Grupo Aval	Total economic interest held by Grupo Aval
Fiduciaria de Occidente S.A.	Management of trust funds.	Bogotá, Colombia	99.99%	71.05%
Banco de Occidente (Panamá). S.A.	Commercial banking services.	Panamá, Republic of Panamá	95.00%	68.66%
Occidental Bank Barbados Ltd.	Commercial banking services.	Barbados	100%	72.27%

Banco Popular S. A.

Banco Popular S. A., in which Grupo Aval holds 93.74% of the voting rights at December 31, 2017, was established as a banking entity on July 5, 1950. Authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance of Colombia. Its commercial purpose is to participate in and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco Popular’s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2017:

Subsidiary	Core business	Location	Total voting rights held by Grupo Aval	Total economic interest held by Grupo Aval
Fiduciaria Popular S.A.	Management of trust funds.	Bogotá, Colombia	94.85%	88.91%
Alpopular S.A.	Conservation and custody of documents; transportation of products at national and international levels.	Bogotá, Colombia	71.10%	66.65%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Banco Comercial AV Villas S. A.

Banco Comercial AV Villas S. A., in which Grupo Aval holds 79.89% of the voting rights as of December 31, 2017, was incorporated as a banking entity on November 24, 1972. The commercial purpose of Banco AV Villas is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements imposed by Colombian laws and regulations. It was authorized to operate under the terms of the renewal resolution No. 3352 dated August 21, 1992 issued by the Superintendency of Finance of Colombia.

The following table presents the details of Banco AV Villas’ most significant subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2017:

Subsidiary	Core business	Location	Total voting rights held by Grupo Aval	Total economic interest held by Grupo Aval
A Toda Hora S.A. ATH	ATM network services and maintenance and software development	Bogotá, Colombia	100%	78.90%

Corporación Financiera de Colombia S.A.

Until June 21, 2016, Corficolombiana was controlled by Banco de Bogotá S.A. on that same date an agreement was signed between Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular, whom together held at that point a combined stake in Corficolombiana of 58.49%, in which Grupo Aval would assume direct control of Corficolombiana. This legal reorganization had no impact on the consolidated financial statements of Grupo Aval, a part from having a new reportable segment(see note 31).

Corficolombiana S.A., in which Grupo Aval holds at December 31, 2017 58.49% of voting rights, is a merchant bank authorized to operate by the Superintendency of Finance of Colombia by resolution of October 18, 1961. Corficolombiana´s core business is the active management of an equity portfolio through controlling and non-controlling investments in key strategic sectors, including infrastructure, energy and gas, agriculture and hotels.

The following table presents the details of Corficolombiana´s most significant subsidiaries which are indirectly consolidated by Grupo Aval, at December 31, 2017:

Main Indirect Subsidiaries
Subsidiary	Core business	Location	Total voting rights held by Grupo Aval	Total economic interest held by Grupo Aval
Fiduciaria Corficolombiana S.A.	Trust services	Bogotá, Colombia	100%	44.79%
Leasing Corficolombiana S.A.	Financial services	Bogotá, Colombia	100%	44.79%
Banco Corficolombiana Panamá S.A.	Commercial banking services.	Panamá, Republic of Panamá	100%	44.79%
Casa de Bolsa S.A.	Securities brokerage and securities funds management.	Bogotá, Colombia	97.30%	63.84%
Hoteles Estelar S. A. and its subsidiaries	Construction and operation of hotels, directly owned by third parties, in Colombia and abroad.	Bogotá, Colombia	84.96%	38.05%
Estudios y Proyectos del Sol S.A.S. and its subsidiaries	Infrastructure projects.	Bogotá, Colombia	100%	44.79%
Pizano S.A. and its subsidiaries	Timber production and transformation, industrial products manufacturing, construction supplies production.	Bogotá, Colombia	59.38%	31.27%
Organización Pajonales S. A. and its subsidiaries	Investment and promotion of agricultural, livestock, forestry and agro industrial companies.	Bogotá, Colombia	98.67%	44.19%
Promigas S.A. E.S.P. and its subsidiaries	Transportation and distribution of natural gas.	Barranquilla, Colombia	50.23%	22.50%
Estudios, Proyectos e Inversiones de los Andes S.A. and its subsidiaries	Infrastructure projects.	Bogotá, Colombia	99.93%	44.76%
Plantaciones Unipalma de los Llanos S.A	Development, production and sale of african palm products.	Bogotá, Colombia	54.53%	24.42%
Colombiana de Licitaciones y Concesiones S.A.S	Infrastructure projects.	Bogotá, Colombia	100%	44.79%
Proyectos de Infraestructura S.A. – PISA and its subsidiaries	Road and Infrastructure Concessions.	Cali, Colombia	88.25%	39.53%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval International Limited

Grupo Aval International Limited is an affiliate of Grupo Aval in Cayman Islands and was established on October 8, 2012. Grupo Aval International Limited is a limited liability company registered with the Assistant of the Registrar of Companies of Cayman Islands under registry number MC-272253, with its Main Office located in Ugland House, South Church Street, George Town, Grand Cayman KY1-1104. It was constituted as a special purpose entity for issuing foreign debt.

Between December 31, 2016 and December 31, 2017 there were no significant changes in Grupo Aval´s interest in its subsidiaries.

Companies integrating Grupo Aval in Colombia, are subject to the following restrictions to transfer profits or perform transactions, in accordance with the legal standards in Colombia:

·	Grupo Aval subsidiaries in Colombia should assign 10% of its profits as legal reserves before distributing any dividends to its shareholders.
·	Domestic financial companies of Group Aval may not grant loans to other companies of Grupo Aval that exceed 10% of its regulatory capital if the loan is unsecured or 25% if it is granted with an acceptable guarantee under the Superintendency of Finance rules.
·	Pursuant to article 2.1.2.1.8 of Decree 2555 of 2010, banks in Colombia have a lending limit of 30% of their regulatory capital with respect to loans granted to financial entities.

Foreign subsidiaries of Grupo Aval do not have any restriction to transfer dividends to the parent company, except for legal reserve mentioned above. Lending operation in general have restrictions similar to those of banks in Colombia, described above.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Grupo Aval and its subsidiaries do not have significant restrictions on their ability to access or use their assets and settle their liabilities other than those resulting from the supervisory frameworks within which banking subsidiaries operate. The supervisory frameworks require banking subsidiaries to keep certain levels of regulatory capital (see note 4.6) and liquid assets (see note 4.5), limit their exposure to other parts of Grupo Aval and its subsidiaries and comply with other ratios.

NOTE 2 – BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Grupo Aval have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a basis of historical cost basis, except for financial assets held for trading, at fair value through profit or loss, available-for-sale, derivative financial instruments, investment properties, assets held for sale and biological assets which are measured at fair value. Additionally, non-current assets held for sale are measured at the lower value of their carrying value at the time of transfer and fair value, minus estimated costs of disposal and employee benefits which are measured at the present value of the defined benefit obligation (see note 2.21).

The consolidated financial statements were authorized for issuance by the Audit Committee on April 17, 2018.

The main accounting policies applied in preparing the consolidated financial statements of Grupo Aval as of December 31, 2017, 2016 and, 2015 are the following:

2.1	Basis of preparation

a)	Presentation of Consolidated Financial Statements

The consolidated financial statements are prepared as follows:

·	The consolidated statement of financial position presents assets and liabilities based on liquidity since it provides reliable and more relevant information, than separate current and non-current classifications.

·	The consolidated statements of income and other comprehensive income are presented separately. The statement of income is presented by nature, as it provides reliable and more relevant information.

·	The consolidated statements of cash flows are presented using the indirect method, accordingly, net cash flows from operating activities are determined by reconciling profit before taxes, due to the effects of the non-cash items, net changes in assets and liabilities from operating activities, and for any other effects that are not classified as investing or financing activities. Revenue and expenses due to interest received and paid are part of operating activities.

b)	Consolidated financial statements

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The financial statements of subsidiaries are consolidated in the financial statements of Grupo Aval since the date Grupo Aval acquires control until the date control is lost.

During the consolidation process, Grupo Aval combines the assets, liabilities and profits or losses of those entities under control, previously aligning the accounting policies in all the subsidiaries. Such process includes eliminating intragroup balances and transactions and any unrealized and realized income and expense (except for foreign currency translation gains or losses) arising from intra-group transactions. Unrealized and realized losses are eliminated in the same way as unrealized and realized gains but only to the extent that there is no evidence of impairment. Non-controlling interest is presented in the consolidated statement of financial position of Grupo Aval separate from that attributable to equity holders of Grupo Aval.

For consolidation purposes, the statements of financial position and income of Grupo Aval´s foreign subsidiaries are translated to Colombian pesos, as follows:

·	Assets and liabilities are translated at the closing exchange rate at the reporting date;
·	Income and expense of foreign operations are translated at monthly average exchange rates since those averages approximate the exchange rates of each specific transaction;
·	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve except to the extent that the translation difference is allocated to non-controlling interests.

c)	Investments in associates

Associates are companies in which Grupo Aval has significant influence but not control. Investments in associates are accounted for under the equity method. They are presented in the statement of financial position as ”Investments in associates and joint ventures” (additionally see Note 2.1.d) “Joint arrangements”). Grupo Aval exercises significant influence over another entity if it owns, directly or indirectly, 20% or more of the voting power of the investee, unless it is clearly evidenced that such influence does not exist. Under the equity method, investments in associates are initially recognized at cost and subsequently adjusted by Grupo Aval´s share in the associates income and other comprehensive income with credit or charge to Grupo Aval’s profit or loss account and other comprehensive income, respectively of the net income, and other comprehensive income of the investee.

Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, Grupo Aval does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between Grupo Aval and its associates are eliminated to the extent of Grupo Aval’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by Grupo Aval.

The carrying amount of equity-accounted investments is tested for impairment

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval´s management has determined the Colombian Peso as the functional and presentation currency for preparing the consolidated financial statements. The foreign subsidiaries have other functional currencies, mainly the U.S. dollar.

2.3	Transactions in foreign currencies

Foreign currency transactions are translated into the functional currency of Grupo Aval entities at the prevailing exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies in terms of historical costs are measured using the exchange rate at the transaction date. Financial instruments measured at fair value are translated using the exchange rate from the date the fair value was determined. Profit or loss resulting from the translation process are recognized in profit or loss.

At December 31, 2017, and 2016, the representative market rates as computed and certified by the Superintendency of Finance(for the U.S.$ which is the most representative foreign currency for Grupo Aval´s transactions) were Ps. 2,984.00 and Ps. 3,000.71 per U.S. $1, respectively.

2.4	Convenience translation in to U.S. dollars

The presentation currency of Grupo Aval´s consolidated financial statements is the Colombian Peso. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, dividing the Colombian peso amounts by the exchange rate of Ps. 2,984.00 per US$1.00, which is the market exchange rate at December 31, 2017, as calculated by the Central Bank of Colombia. The use of this methodology in translating Colombian pesos into U.S. dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Colombian peso amounts actually represent or have been, or the amount that could be converted into U.S. dollars at that rate or any other rate.

2.5	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and other short-term investments with original maturities of three months or less from the date of their acquisition that are subject to an insignificant risk of changes in their fair value and are used by Grupo Aval in the management of its short-term commitments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

2.6	Financial assets

a)	Definition

A financial asset is an asset that is:

·	Cash.
·	An equity instrument of another entity.
·	A contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity, or
·	A contract that will or may be settled in the entity´s own equity instruments and is a non-derivative.

b)	Classification

For accounting purposes, financial assets are classified at initial recognition into four categories:

·	Fair value through profit or loss:
(i)	Held for trading financial assets acquired to generate short term profits or that is part of a portfolio of financial instruments managed together for that purpose.
(ii)	Some financial assets under concessions contracts are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or recognizing the gains or losses on them on different bases, in accordance with a documented risk management or investment strategy, and information is provided on that basis to Grupo Aval’s key management personnel. This classification adequately reflects the present market expectations over future costs comprising the amount of the concession to be negotiated with the different Colombian Government, upon the termination of the concession or its renewal.
·	Held-to-maturity Investments: These are debt securities with fixed or determinable payments and a fixed maturity date, which Grupo Aval intends and has the ability to hold to maturity.
·	Loans and receivables: These are financial assets of fixed or determinable payments that are not quoted in active markets and are not classified as either trading or available-for-sale.
·	Available-for-sale: These are financial assets that are designated initially as available-for-sale and are those not classified as loans and receivables, or as held-to-maturity investments.

c)	Initial measurement

Grupo Aval initially recognizes loans and receivables, on the date on which they are originated. All other financial instruments (including regular-way purchases and sales of financial assets) are recognized on the trade date, which is the date on which Grupo Aval becomes a party to the contractual provisions of the instrument.

Financial assets not measured at fair value through profit or loss are initially measured at fair value plus any directly attributable transaction costs.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

d)	Subsequent measurement

Subsequent to initial recognition, financial assets are measured as follows:

·	At fair value through profit or loss: are measured daily at their fair value with changes recognized in profit or loss.

·	Loans and receivables and held-to-maturity investments: are measured at their amortized cost, calculated based on the effective interest rate method, less any impairment.

The effective interest rate method is a method of calculating the amortized cost of a financial asset and allocating the interest income or expense over the relevant period. The effective interest rate is the rate that discounts future cash payments or receipts (without consideration of future credit losses, over the expected life of the financial instrument) to the net carrying amount of the financial asset at initial recognition. In the process of calculating the effective interest rate, Grupo Aval estimates the cash flows considering the contractual terms including prepayment expectations of the financial instrument for portfolios with high prepayment levels, except for future credit losses and considering the initial fair value plus transaction costs and premiums granted, minus commissions and discounts received which form integral part of the effective rate.

·	Available-for-sale:

-	Debt instruments are initially recognized at fair value. The effective interest rate method is used in order to calculate the amortized cost of the instrument to determine interest income that is recognized in profit or loss. Any changes in fair value are recognized in Other Comprehensive Income (OCI). Impairment losses and foreign exchange gains and losses on available-for-sale debt instruments are excluded from the fair value gains and losses recognized in other comprehensive income and are recognized in profit or loss as incurred.

-	Available-for-sale equity instruments are recognized at fair value, with gains or losses recognized in other comprehensive income. Dividends received from such instruments are recognized in profit or loss when Grupo Aval becomes entitled to receive the payment and impairment losses are recognized in profit or loss.

-	When available-for-sale financial assets are sold, the accumulated values in other comprehensive income are reclassified to profit or loss.

e)	Reclassifications

Subsequent to their initial classification, financial assets shall not be reclassified to other categories, except for special circumstances. In the event of such circumstances, transfers shall be accounted for as follows:

·	From the category “fair value through profit or loss” to other categories: assets are recognized at their fair value.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

·	From available-for-sale to held-to-maturity investment: the fair value amount recognized immediately before the reclassification to held-to-maturity category becomes the basis for the amortized cost. In reclassification of an asset with a fixed maturity, any gain or loss previously recognized in other comprehensive income (OCI) and the difference between the newly established amortized cost and the maturity amount are both amortized over the remaining term of the financial asset using the effective interest rate method. However, any gain or loss previously recognized in other comprehensive income is immediately reclassified from equity to profit or loss if the asset is subsequently impaired. For a financial asset with no stated maturity, any gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss when the financial asset is disposed of or impaired.
·	From held-to-maturity investment to available-for-sale: the difference between the amortized cost and fair value as of the reclassification date is recognized in other comprehensive income.

f)	Fair value of financial assets

Fair value is the price to be received from the sale of an asset or paid for transferring a liability in an orderly transaction between market participants at the measurement date.

Fair value of financial assets is determined as follows:

·	When available, Grupo Aval measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
·	If there is no quoted price in an active market, then Grupo Aval uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction. (See Note 5).

g)	Impairment of financial assets

Grupo Aval assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired depending on its classification.

For financial assets measured at amortized cost, objective evidence includes: significant financial difficulties of the borrower, default or delinquency by a borrower, restructuring of a loan or advance on terms that Grupo Aval would not consider otherwise, indications that a borrower or issuer will enter bankruptcy, disappearance of an active market for a security or observable data relating to a group of assets such as adverse changes in the payment status of borrowers or issuers in Grupo Aval, or economic conditions that correlate with defaults. If there is objective evidence of impairment, impairment is recognized in profit or loss. The amount of the allowance is determined as follows:

·	Grupo Aval performs an individual assessment of significant financial assets classified as held until maturity and loans and receivables, analyzing the debt profile of each debtor, the guarantees granted and information provided by credit risk agencies. Financial assets are deemed impaired when based on information and current and past events it is likely that Grupo Aval may not collect all the amounts due in the original contract, including interest and fees. If a financial asset has been identified as impaired, the amount of the loss is measured as the difference between the carrying amount of the financial asset and the present value of the future cash flows expected pursuant to the debtor’s conditions, discounted at the original effective interest rate, or the present value of the collateral guarantee covering the asset, less the estimated costs of sale when it is determined that the most important source of collection of the loan is such guarantee.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

·	For those financial assets which are not deemed individually as significant and for individually significant financial asset portfolios which were not determined as impaired after the individual assessment described above, Grupo Aval carries out a collective assessment of impairment. For this purpose, financial assets are grouped together into segments with similar characteristics, using statistical assessment techniques based on an analysis of historical losses to determine an estimated percentage of losses which could have been incurred in such assets as of the date of the reporting, but that have not been identified on an individual basis (See Note 4 for further details regarding the calculation of the collective allowance).
·	Once an allowance is recorded for a financial asset or a group of similar financial assets, due to an impairment loss, interest income of the loan continues to be recognized using the same effective interest rate applied to the carrying value of the loan.

Impaired financial assets are charged off from the consolidated statement of financial position when the recovery of any recognized amount is considered to be unlikely. Collections charged-off of financial assets are recognized in profit or loss.

For available-for-sale debt securities, Grupo Aval assesses objective evidence for impairment following the same criteria used for loans and receivables, which could include:

·	significant financial difficulty of the issuer or counterparty; or
·	breach of contract, such as a default or delinquency in interest or principal payments; or
·	indication that a borrower or issuer will enter bankruptcy or reorganization; or
·	the disappearance of an active market for that financial asset because of financial difficulties.

For available-for-sale equity instruments, a significant or prolonged decline in the fair value of the security below its cost is considered to be an objective evidence of impairment.

When there is objective evidence at the measurement date that excesses of carrying value over fair value are due to an impairment that is other than temporary, cumulative gains or losses previously recognized in equity under “Other Comprehensive Income” are reclassified to profit or loss.

In respect of available-for-sale debt instruments, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity instruments impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in equity under “Other Comprehensive Income”.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

·	If the expected restructuring will not result in derecognition of the existing asset, then the estimated cash flows arising from the modified financial asset are included in the measurement of the existing asset, and based on their expected timing and amounts are discounted at the original effective interest rate of the existing financial asset.

·	If the expected restructuring will result in derecognition of the existing asset, then the expected fair value of the new asset is treated as the final cash flow from the existing financial asset at the time of its derecognition. This amount is discounted from the expected date of derecognition to the reporting date using the original effective interest rate of the existing financial asset.

i)	Transfers of financial assets

The accounting treatment of transfers of financial assets is conditioned by the transfer of risks and rewards, associated with the asset. Those financial assets are only derecognized when the cash flows generated by the asset have been transferred or when the implicit risks and rewards have been substantially transferred to third parties. In this case, the transferred financial asset is derecognized from the consolidated statement of financial position, simultaneously recognizing any right or obligation retained or recording a profit or loss on the transfer (see note 34).

If the risks and/or rewards associated with the financial asset transferred are substantially retained:

·	The transferred financial asset is not derecognized and continues to be valued using the same criteria applied before the transfer ;
·	A financial liability is recognized in an amount that equals the compensation received, which is subsequently valued at amortized cost; and
·	Both the income associated with the transferred financial assets (but not derecognized) as well as the expenses associated with the new financial liability will continue to be recognized in the consolidated financial statements of Grupo Aval.

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

k)	Repurchase agreements and reverse repurchase agreements

Purchases of financial instruments under a non-optional resale agreement are measured at fair value and recognized as assets in the consolidated statement of financial position under loans and receivables to credit institutions – Reverse repurchase agreements or loans and receivables to customers – Reverse repurchase agreements (see note 34).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The excess of the purchase prices over the resale prices is recognized as interest income over the contractual term.

Sales of financial instruments under a non-optional repurchase agreement are measured at fair value and recognized as liabilities in the consolidated statement of financial position under Deposits from the Central Bank – Repurchase agreements, Deposits from credit institutions – Repurchase agreements or Customer deposits – Repurchase agreements (see note 34).

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

A derivative is a financial instrument whose value changes in response to changes in one or more variables denominated as an “underlying” (a specific interest rate, the price of a financial instrument, a listed commodity, a foreign currency exchange rate, etc.), that has an initial net investment smaller than would be required for other instruments that have a similar response to the mentioned variable and that is settled in a future date.

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

Derivative transactions are initially recognized at fair value. Subsequent changes in the fair value are recognized in profit or loss, unless the derivative instrument is designated as a hedging instrument and, in this case, the accounting criteria will depend on the nature of the hedged item, as described below:

·	For fair value hedge of assets or liabilities and firm commitments, changes in the fair value of the derivative instrument are recognized in profit or loss, as well as any other change in the fair value of the asset, liability or firm commitment attributable to the hedge risk.

·	For cash flow hedge of a particular risk associated with a recognized asset or liability or a projected highly probable transaction, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income. The gain or loss relating to the portion that is not effective for hedging or that does not relate to the hedged risk is immediately recognized in profit or loss.

The values accumulated in other comprehensive income are transferred to profit or loss in the same period in which the hedged item is recognized in profit or loss.

·	Hedging of net investments in a foreign operation is recognized similarly to cash flow hedging: the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income, and the ineffective portion of the changes in fair value of the derivative is recognized in profit or loss. The hedging instrument's gains or losses accumulated in equity will be recognized in profit or loss when the net investment in foreign operations is sold in whole or proportionally, if partially disposed of.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

At the beginning of the hedging transaction, Grupo Aval formally documents the relationship existing between the hedging instrument and the hedged item, including the risk management objective and strategy in undertaking the hedging relationship. It also documents its assessment, both initially as well as on a recurring basis, of whether the hedging relationship is highly effective in offsetting the changes in fair value or cash flows of the hedged items.

Financial assets and liabilities from transactions with derivatives are not offset in the consolidated statement of financial position. However, when there is a legal and exercisable right to offset the recognized values and Grupo Aval intends to be settle them on a net basis or to realize the assets and settle the liability simultaneously, derivatives are presented as net values in the consolidated statement of financial position.

2.9	Non-current assets held for sale

Foreclosed assets and non-current assets held for sale, which Grupo Aval intends to sell in a period of less than one year, and it is considered highly probable that their value will be recovered primarily through sale rather than through continuing use, are recognized as "non-current assets held for sale". These assets are measured at the lower of their carrying value at the time of transfer and fair value, less estimated disposal costs.

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

The financial guarantees are periodically reviewed with the purpose of determining the credit risk exposure, and, as the case may be, estimate the need to recognize a provision, which is determined by applying criteria similar to those established to quantify the losses for financial assets impairment.

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

Depreciation is calculated by applying the straight-line method over the acquisition cost of the assets, less any residual value; land is not depreciated.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Depreciation is estimated on a straight-line basis during the estimated useful life of the asset. The annual depreciation rates for each item of assets are:

Asset	Useful Life
Own use buildings	According to appraisals without exceeding 70 years
Equipment, furniture and accessories	From 3 to 10 years
Machinery and equipment	From 5 to 25 years
Computer equipment	From 3 to 12 years
Vehicles	From 5 to 10 years
Bearer plants	From 25 to 35 years

Conservation and maintenance expense is recognized as incurred as “Administrative Expense”.

According to the changes in accounting policies discussed in 2.15 below, the biological assets that meet the definition of bearer plants are accounted for as property, plant and equipment.

A bearer plant is a live plant that meets the following requirements:

a)	It is used for the manufacturing or supply of agricultural products;

b)	It is expected to produce for more than one period; and

c)	It has a remote probability of being sold as an agricultural product, except for irregular sales related to thinning and trimming.

Bearer plants that are under the set-up and growing phase are subject to a biological transformation which should be reflected through cost accumulation until they reach their maturity level. In the case of the African oil palm maturity is reached in the second year, while for rubber maturity is reached in the seventh year. After reaching their maturity bearer plants are considered developed and the future economic benefits arise from the sale of the fruit produced during the life of the plant.

Bearer plants are measured at their cost less accumulated depreciation and any impairment losses. The useful life is equal to the plants´ production periods. The useful life of the rubber plant is 35 years while the useful life of the African oil palm is 25 years. The depreciation method used is the estimated production units as it accurately reflects the use of the assets. If the bearer plant is sold for timber at the end of the useful life the value received is considered the residual value of the asset.

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

Leases are classified as a finance or operating lease. A lease is classified as a financial lease when it substantially transfers all the risks and rewards inherent to the property. A lease is classified as operating if it does not substantially transfer all the risks and rewards inherent to the property. Lease contracts classified as financial lease are included in the consolidated statement of financial position as “Loans and receivables” and are recognized in the same way as other loans, as explained in note 2.6 above. Lease contracts classified as operating lease continue to be classified as property, plant and equipment or investment property in Grupo Aval and are recognized and depreciated in the same manner as property and equipment of its own use. Revenues from payments are recognized in profit or loss of the period using the straight-line accrual method.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

2.14	Leases - Lessee accounting

Up on initial recognition, leases are classified as financial or operating leases, in the same way as described above.

Lease agreements classified as finance leases are included in the consolidated statement of financial position as property, plant and equipment or as investment properties, in accordance with the intention of Grupo Aval in relation to the asset, and are initially recognized in assets and in liabilities simultaneously for an amount equal to the lesser of the fair value of the leased asset or the present value of the minimum lease payments. The present value of the minimum lease payments is established by using the implicit interest rate in the lease contract, or if such rate is not determinable, the average interest rate of the bonds placed by Grupo Aval in the market. Any initial direct cost of the lessee is added to the recognized asset amount.

After initial recognition, these assets are accounted for in the same manner as other property, plant and equipment or investment properties. The value recognized as a liability is included as a financial liability.

Payments under lease contracts classified as operating are recognized on a straight-line basis in profit or loss over the lease term. Incentives received from leasing are recognized as an integral part of the total lease payments during its term.

2.15	Biological assets

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

Fair value of biological assets is determined using valuations performed by experienced internal professionals, using discounted cash flow models. The expected cash flows of the crop’s total life are determined by using the market price of the agricultural product currently in effect and the estimated productive life of plants, net of maintenance and harvest costs and of any other costs required for plant maintenance during the production period. Productive life of plants is estimated considering the age, location and type of product. Fair value of the biological assets is dependent on current market prices for each product.

2.16	Business combinations and goodwill

Business combinations are accounted for by using the “acquisition method” when control is transferred to the controlling entity. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. If there are non-controlling interests during the acquisition of control of the entity, such non-controlling interests are recognized at either fair value or at the proportionate interest in the recognized amount of the identifiable net assets of the acquiree. This election is allowed on a transaction basis.

Goodwill is measured as the excess of the aggregate of consideration transferred, over the amount of any interest previously acquired and the net of identifiable assets and liabilities assumed at acquisition date. Goodwill acquired in a business combination is assigned to each of the groups of cash-generating units from which a benefit is expected as a consequence of the acquisition. Goodwill is not subsequently amortized but is subject to an annual assessment of impairment of the cash-generating unit to which goodwill has been assigned, from which benefits are expected deriving from the synergies of business combinations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

A loss due to impairment recognized on Goodwill cannot be reversed in subsequent periods. In addition, statement of income of the acquiree is included in Grupo Aval´s consolidated financial statements from the acquisition date.

2.17	Other intangibles assets

Other intangible assets mainly comprise software and licenses, which are initially measured at the cost of acquisition or cost of development. Costs incurred during the research phase are expensed as incurred.

Development expenses which are directly attributable to design and performance tests of software and identifiable, unique and controlled by Grupo Aval are recognized as intangible assets, when the following conditions are met:

·	Technically, it is possible to complete the intangible asset production so it can be available for use;
·	Management intends to complete the corresponding intangible asset for use;
·	Grupo Aval has the capacity of using the intangible asset;
·	It is probable that future economic benefits that are attributable to the asset will flow to the entity;
·	There is availability of adequate technical or financial resources or other type, for completion and usage of the intangible asset; and
·	Costs attributable to intangible asset during its development phase can be estimated and measured in a reliable manner.

Costs that are directly attributable and capitalized as part of intangible assets include personnel expense directly related to developing such programs and an adequate percent of overhead expense.

Expenses that do not satisfy these criteria are recognized as incurred expenses. Disbursements over intangible assets are initially recognized as expenses of the period and they will not be subsequently recognized as intangible assets.

Subsequent to their initial recognition, these assets are measured at cost less amortization, which is carried out during its estimated useful life as follows: software amortization is recognized on a straight-line basis, according to the estimated useful lives. At the end of each fiscal year, Grupo Aval analyzes if there is evidence based on each CGU, both external and internal, indicating that the intangible asset is impaired. Any loss due to subsequent impairment or reversals are recognized in profit or loss; such impairment is determined by the excess of carrying amount over recoverable value.

2.18	Concession arrangements rights

Concession contracts, between certain subsidiaries of Grupo Aval and the Colombian Government for the construction or maintenance of infrastructure during a specific period, in which those entities receive income during the life of the contract, whether through direct payments from the Government or through tolls or fees charged to the users, are recognized as financial assets or intangible assets.

A financial asset is recognized when pursuant to the contractual conditions, the contractor is entitled to an unconditional contractual right of receiving from the grantor entity or from the Colombian Government, cash or other financial assets due to construction services or when the Government guarantees minimum income from tolls or fees charged to the users of the concession work during the term of the concession agreement. An intangible asset is recognized when the Grupo Aval subsidiary in the concession contract does not have an unconditional right to receive cash and it has a right to charge for the use of the concession infrastructure. In some cases, contracts can contain both financial and intangible assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Concession arrangements are recognized as follows:

(a)	During the construction stage of assets under concession, all estimated income for construction and upgrade services and costs associated to construction are recognized in profit or loss based on the stage of completion of the work performed. Any additional expected loss is recognized as an expense.

(b)	If all or part the concession agreements is classified as a financial asset, it is recognized as loans and receivables in other accounts receivable line in the consolidated statement of financial position, initially at fair value and subsequently at amortized cost, with the exception of certain concession agreements in Promigas’ subsidiaries which due to the condition of the contracts, are classified as other financial assets at fair value through profit or loss.

(c)	If all or part the concession agreements is classified as an intangible asset, the considerations for providing construction or upgrade services are measured at fair value on initial recognition with reference to the fair value of the services provided. The fair value is the cost of the intangible assets which is subsequently amortized to profit or loss during the term of the contract. Any income received as tolls or fees before completion of the construction stage is deferred and amortized, to profit or loss during the term of the contract, starting on the date in which the asset is placed into use. Income received from tolls or fees upon construction completion and available for public service is recognized as income when effectively received.

2.19	Impairment of non-financial assets

At each reporting date, Grupo Aval reviews the carrying amounts of its non-financial assets (other than investment properties and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill is tested annually for impairment. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or Cash Generating Units (CGU). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

2.21	Employee Benefits

Grupo Aval entities provide the following benefits to employees in exchange of services rendered to the Group:

a)	Short-term employee benefits

Pursuant to Colombian labor rules, such benefits are comprised of salaries, legal and extra-legal premiums, holidays, severance payments and payroll tax contributions to the Colombian Government agencies which are paid within 12 months following the end of the period. Such benefits are recognized on an accrual basis and recognized in profit or loss.

b)	Post-employment benefits (defined benefit plans)

These are benefits that Grupo Aval pays to its employees when they retire or upon completion of their employment period, other than indemnities. According to Colombian labor rules, such benefits are retirement pensions which are directly assumed by Grupo Aval's entities, pending severance payments to employees belonging to the labor regime prior to Law 50 1990 and certain extra-legal benefits or agreed in collective labor conventions.

Post-employment benefits liabilities are determined based on present value of estimated future payments, calculated based on actuarial assessments based on the projected unit of credit method, and applying actuarial assumptions about mortality rate, increase of salaries and personnel turnover, and interest rates determined with reference to bond market returns of Colombian Government’ bonds or high-quality business liabilities in effect at the reporting date. Under the projected unit of credit method, future benefits to be paid to employees are assigned to each accounting period in which the employee renders the service. Therefore, the corresponding expense due to these benefits recognized in profit or loss of Grupo Aval includes the present service cost assigned in the actuarial calculation plus the financial cost of calculated liabilities. Changes in liabilities due to changes in actuarial assumptions are recognized in Other Comprehensive Income.

Changes in actuarial liabilities due to changes in employment benefits granted to employees that have a retroactive effect are recognized as an expense in the earlier of the following dates:

·	When a modification of the granted employment benefits takes place, or
·	When provisions for restructuring costs are recognized by a subsidiary or a business of Grupo Aval.

c)	Other long-term employee benefits

Long term benefits are different from employee short-term benefits, post-employment benefits and termination. In accordance with the collective conventions and regulations of each company of Grupo Aval, such benefits are mainly related to seniority  bonuses.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

Termination benefits are recognized as a liability or in profit or loss at the earlier of the following dates:

·	When Grupo Aval formally informs to the employee about its decision of dismissal; or
·	When provisions for restructuring costs are recognized by a subsidiary or business of Grupo Aval.

2.22	Income taxes

Income tax expense includes both current and deferred tax. Tax expense is recognized in profit or loss except for items recognized in Other Comprehensive Income or directly in equity.

The current income tax is calculated based on the tax laws in force (enacted or substantively enacted) in Colombia as of the reporting date of the consolidated financial statements or, in the country where subsidiaries of Grupo Aval are located and subject to tax payment. Management of each entity of Grupo Aval periodically assesses tax return positions with respect to situations where the applicable tax regulation is subject to interpretation and establishes provisions, when appropriate, on the basis of amounts expected to be paid to tax authorities.

Deferred taxes are recognized in respect of temporary differences arising between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred taxes are not recognized for: temporary differences on the initial recognition of goodwill; temporary differences on the initial recognition of an asset or liability in a transaction that is not business combination and that affects neither accounting or taxable profit or loss and temporary differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured using the tax rates that are expected to be applied to the temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred taxes assets are only recognized to the extent it is probable that future taxable income is expected to be available to offset temporary differences.

Deferred tax liabilities arise from taxable temporary differences, except for the deferred tax liabilities on investments in subsidiaries, when the opportunity of reversal of temporary differences is controlled by Grupo Aval and it is not reversed in the near future. Generally, Grupo Aval has the ability to control the temporary differences of investments in associates.

Current taxes are offset only when the entity has a legally enforceable right to offset and the entity intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Deferred taxes are offset when the entity has a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities are related to income taxes levied by the same tax authority over the same taxable entity or over different entities but these entities have an intention to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously for each period in which these differences reverse.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

In determining the amount of current and deferred taxes, Grupo Aval considers the impact of uncertain tax exposures on current tax liabilities, including whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes Grupo Aval to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities would impact tax expense in the period in which such a determination is made.

2.23	Non-Income taxes (levies)

Levies are recognized as liabilities when Grupo Aval has accomplished the activities on which taxes must be paid, according to legislation in effect.

A wealth tax was created by the Colombian Congress in late 2014, which is calculated based on the equity of companies in Colombia, determined under tax rules as of January 1, 2014, for every year from 2015 through 2017 on January 1, and is recognized on an annual basis as a liability when incurred and charged to profit or loss.

2.24	Provisions

Provisions for environmental dismantling and recovery, restructuring costs and legal claims are recognized when Grupo Aval has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation. Restructuring provisions include penalties due to cancelation of leases and employee dismissal payments.

Provisions are measured at the present value of outflows expected to be necessary to settle the obligation, using a discount rate before taxes, reflecting the assessments of the time value of money of the current market as well as the specific risks of the obligation. The subsequent increase of the provision due to the unwinding of the discount rate is recognized as a financial expense.

2.25	Non-voting rights of preferred shares

Preferred shares represent partial ownership and do not provide with any of the voting rights of common shares. Holders of preferred shares receive a fixed dividend. Grupo Aval has classified as an equity instrument all the non-voting preferred shares. (see note 2.27)

2.26	Revenues

·	Net interest income

Interest income and expense are recognized in profit or loss using the effective interest rate method. The ‘effective interest rate’ is the rate that discounts the estimated future cash payments and receipts through the expected life of the financial asset or financial liability (or, where appropriate, a shorter period) to the carrying amount of the financial asset or financial liability. When calculating the effective interest rate, Grupo Aval estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Interest income and expense presented in the statement of profit or loss:

(i)	interest on financial assets and financial liabilities measured at amortized cost calculated using the effective interest method;
(ii)	interest on available-for-sale debt securities calculated using the effective interest rate method;

Interest income and expense on all trading assets and liabilities are considered to be incidental to Grupo Aval’s trading operations and are presented together with all other changes in the fair value of trading assets and liabilities in net trading income (Note 29).

Fair value changes on other derivatives held for risk management purposes, and other financial assets and financial liabilities carried at fair value through profit or loss (FVTPL), are presented in net income from other financial instruments at FVTPL in the statement of profit or loss and OCI.

·	Net trading income

‘Net trading income’ comprises net gains or losses related to held for trading assets and liabilities, and includes all realized and unrealized fair value changes, interest, dividends and foreign exchange differences.

·	Revenue from commissions and fees

Commissions and fees are recognized as revenue in profit or loss as follows:

i.	Commissions for banking services: when services are rendered;
ii.	The commissions on credit cards are booked and amortized on a straight line basis during the estimated useful life of the product and;
iii.	The commissions and fees accrued on the granting of new loans, net of incurred cost, are deferred and recognized in profit or loss during the life of the loans, net of incurred cost, using the effective interest method.

·	Revenue from services and sales of goods

Revenues are measured at fair value of the consideration received or receivable, and represent amounts to be collected for the delivered goods or rendered services, net of discounts, returns, and the value added tax.

Grupo Aval recognizes revenues when the amount can be measured in a reliable manner, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each activity of the entities of Grupo Aval have been fulfilled a follows:

·	Rendering of services

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

·	Customer loyalty programs

Financial entities and hotels of Grupo Aval manage several loyalty programs in which the customers accumulate points for their purchases, entitling them to redeem such points for prizes in accordance with the policies and the prize plan in force as of the redemption date. Reward points are recognized as an identifiable component separate from income for the service rendered, at their fair value. Income from loyalty programs is deferred and recognized in profit or loss when the entity has fulfilled its obligations to supply the products under the terms of the program or when it is no longer probable that the points under the program will be redeemed.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Sale of goods

Revenue from the sale of goods from the non-financial sector is recognized when the risks and returns and control of the products are transferred to the buyer.

2.27	Earnings per share

Earnings per share is calculated as net income for the period attributable to Grupo Aval's shareholders divided by the weighted average number of common and preferred shares outstanding during the period. Diluted earnings per share are determined the same way, on the basis of net income, but the weighted average number of shares outstanding is adjusted to account for the potential dilutive effect of stock options. Grupo Aval does not have financial instruments with potential dilutive effects. As a consequence, only basic earnings per share are disclosed in these financial statements.

2.28	Operating segments

An operating segment is a component of an entity which:

a)	Engages in business activities from which it can earn revenue and incur expenses (including revenue and expenses from transactions with other components of the same entity);
b)	Its operating profit or losses are regularly reviewed by the chief operating decision maker, who decides on the resources allocation to the segment and assesses its performance; and
c)	For which discrete financial information is available.

Grupo Aval discloses information separately for each identified operating segment, meeting any of the following quantitative thresholds:

a)	The segment´s reported revenue from the ordinary activities, including revenue from external customers as well as revenue from intersegment transfers, is equal or greater than 10 per cent of the revenue of combined ordinary activities, internal and external, of all operating segments.

b)	The absolute amount of the segment´s reported net income is, in absolute terms, equal or greater than 10 per cent of the amount greater of: (i) the combined reported net income of all the segments not reporting a loss; and (ii) the reported combined loss of all segments of the operations with incurred losses.

c)	The segment´s assets are equal to or greater than 10 percent of the combined assets of all segments of the operation.

The information regarding other activities of the business of operating segments that do not have to be reported is combined and disclosed within the category of “Others.”

2.29	New and Amended IFRS

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2018. Grupo Aval has not early adopted the new standards in preparing these consolidated financial statements. Management is in the process of assessing the potential impact of these pronouncements on Grupo Aval consolidated financial statements as further explained below:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Forthcoming requirements

IFRS 9 Financial Instruments and associated amendments to various other standards

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces IAS 39 Financial Instruments: Recognition and Measurement.

In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9). The amendments are effective for annual periods beginning on or after January 1, 2019, with early adoption permitted.

Grupo Aval will apply IFRS 9 as issued in July 2014 initially on January 1, 2018 without early adopting the amendments to IFRS 9. Based on assessments performed to date, the total estimated effect (net of tax) due to the adoption of this standard on the opening balance of Grupo Aval’s total equity at January 1, 2018 is a reduction of approximately of Ps. 806,679, comprised of:

–	a reduction of approximately Ps. 1,212,968 related to new expected loss impairment requirements (see (ii));

–	an increase of approximately Ps. 603 related to classification and measurement requirements, other than impairment (see (i) and (iii));

–	an increase of approximately Ps. 65,123 related to IFRS 9 removes the cost exception for unquoted equity investments, requiring all equity investments to be measured at fair value (see (i); and

–	an increase of approximately Ps. 340,563 related to deferred tax effect.

The above assessment is preliminary because not all transition work has been finalized. The estimated impact of adopting IFRS 9 on January 1, 2018 may change a consequence of:

–	IFRS 9 will require Grupo Aval to revise its accounting processes and internal controls and these changes ongoing;

–	although parallel exercises were carried out in the second half of 2017, the new systems and associated controls in place have not been operational for a more extended period;

–	Grupo Aval has not finalized the testing and assessment of controls over its new IT systems and changes to its governance framework;

–	Grupo Aval is refining and finalizing its models for Expected Credit Loss (ECL) calculations; and

–	the new accounting policies, assumptions, judgments and estimation techniques employed are subject to change until Grupo Aval finalizes its first financial statements that will include the date of initial application.

i.	Classification and Measurement of Financial Assets

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 includes three principal classification categories for financial assets: measured at amortized cost, measured at fair value through other comprehensive income (FVOCI) and measured at fair value through profit or loss (FVTPL). It eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

–	it is held within a business model which objective is to hold assets to collect contractual cash flows; and

–	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

A financial asset is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

–	it is held within a business model which objective is achieved by both collecting contractual cash flows and selling financial assets; and

–	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, Grupo Aval may irrevocably elect to present subsequent changes in fair value in OCI. This election is made on an investment-by- investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. In addition, on initial recognition Grupo Aval may irrevocably designate a financial asset that otherwise would meet the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset is classified into one of these categories on initial recognition. See (vii) for the transition requirements relating to classification of financial assets.

Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of IFRS 9 are not separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Business Model Assessment

Grupo Aval assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects business is managed and information is provided to management. The information includes:

–	the stated policies and objectives for the portfolio and the operation of those policies in practice, including whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of assets;
–	how the performance of the portfolio is evaluated and reported to Grupo Aval’s management;
–	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
–	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
–	the frequency, volume and timing of sales in prior periods, the reasons for such sales and expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how Grupo Aval’s stated objective for managing the financial assets is achieved and how cash flows are realized.

Financial assets that are held for trading and those that are managed and whose performance is evaluated on a fair value basis will be measured at FVTPL because they are neither held to collect contractual cash flows nor held both to collect contractual cash flows and to sell financial assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Assessment Whether Contractual Cash Flows Are Solely Payments of Principal and Interest (SPPI)

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, Grupo Aval will consider the contractual terms of the instrument. This will include assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making the assessment, Grupo Aval will consider:

–	contingent events that would change the amount and timing of cash flows;
–	leverage features;
–	prepayment and extension terms;
–	terms that limit Grupo Aval’s claim to cash flows from specified assets – e.g. non-recourse asset arrangements; and
–	features that modify consideration for the time value of money – e.g. periodic reset of interest rates.

Interest rates on certain corporate and retail loans made by Grupo Aval are based on standard variable rates (SVRs) that are set used generally in each country where the group operates and also include a discretional spread. In Colombian, the SVR is based on the interest rate named DTF and IBR which are calculated weekly by the Central Bank with base in information collected by all the Colombian financial system, plus a discretionary spread, and in the case of loans in foreign currency the group uses libor interest rates plus a discretionary spread. In these cases, Grupo Aval will assess whether the discretionary feature is consistent with the SPPI criterion by considering a number of factors, including whether:

–	The borrowers are able to prepay the loans without significant penalties.
–	the market competition ensures that interest rates are consistent between banks; and
–	any regulatory or customer protection framework is in place that requires banks to treat customers fairly.

A prepayment feature is consistent with the SPPI criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract.

In addition, a prepayment feature is treated as consistent with this criterion if a financial asset is acquired or originated at a premium or discount to its contractual par amount, the prepayment amount substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination), and the fair value of the prepayment feature is insignificant on initial recognition.

Preliminary Impact Assessment

The standard will affect the classification and measurement of financial assets held as at January 1, 2018 as follows.

·	Trading assets and derivative assets held for risk management, which are classified as held-for-trading and measured at FVTPL under IAS 39, will also be measured at FVTPL under IFRS 9.
·	Debt investment securities that are classified as available-for-sale under IAS 39 will also be measured at FVOCI under IFRS 9.
·	The majority of the equity investment securities that are classified as available-for-sale under IAS 39 will be measured at FVOCI under IFRS 9 on January 1, 2018. IFRS 9 removes the cost exception for unquoted equity investments, requiring all equity investments (and derivatives on them) to be measured at fair value, the impact of these changes (before tax) is an increase in Grupo Aval’s equity of approximately Ps. 65,123, a reduction of approximately Ps. 13,623 related to deferred tax effect, and the impact of these changes (after tax) is an increase in Grupo Aval’s equity of approximately Ps. 51,500.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

·	Loans and advances to banks and to customers that are classified as loans and receivables and measured at amortized cost under IAS 39 will generally continue to be measured at amortized cost under IFRS 9. Grupo Aval has estimated that, on the adoption of IFRS 9 at January 1, 2018, few loans are classified FVTPL under IFRS 9 the impact of these changes (before tax) is an increase in Grupo Aval’s equity of approximately Ps. 603, reduction of approximately Ps. 181 related to deferred tax effect, and the impact of these changes (after tax) is an increase in Grupo Aval’s equity of approximately Ps. 422.

ii.	Impairment – Financial Assets, Loan Commitments and Financial Guarantee Contracts

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward-looking ‘expected credit loss’ model “ECL”. This will require considerable judgement over how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis.

The new impairment model applies to the following financial instruments that are not measured at FVTPL:

–	financial assets that are debt instruments;
–	lease receivables; and
–	loan commitments and financial guarantee contracts issued (previously, impairment was measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets).

Under IFRS 9, no impairment loss is recognized on equity investments.

IFRS 9 requires a loss allowance to be recognized at an amount equal to either 12-month ECLs or lifetime ECLs. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument, whereas 12-month ECLs are the portion of ECLs that result from default events that are expected within the 12 months after the reporting date.

Grupo Aval will recognize a loss allowances at an amount equal to lifetime ECLs, except in the following cases, for which the amount recognized will be a 12-month ECLs:

–	debt investment securities that are determined to have low credit risk at the reporting date. Grupo Aval considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment-grade’; and
–	other financial instruments (other than lease receivables) for which credit risk has not increased significantly since initial recognition.

Loss allowances for lease receivables will always be measured at an amount equal to lifetime ECLs.

The impairment requirements of IFRS 9 are complex and require management judgements, estimates and assumptions, particularly in the following areas, which are discussed in detail below:

–	assessing whether the credit risk of an instrument has increased significantly since initial recognition; and
–	incorporating forward-looking information into the measurement of ECLs.

Measurement of ECLs

ECLs are probability-weighted of credit losses and will be measured as follows:

–	financial assets that are not credit-impaired at the reporting date: the present value of all cash shortfalls – i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that Grupo Aval expects to receive, considering a 12-month ECL for financial assets which credit risk has not significantly increased since initial recognition, and life-time ECL for financial assets with significant increase in credit risk since initial recognition;

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

–	financial assets that are credit-impaired at the reporting date: the difference between the gross carrying amount and the present value of estimated future cash flows;
–	undrawn loan commitments: the present value of the difference between the contractual cash flows that are due to Grupo Aval if the commitment is drawn down and the cash flows that Grupo Aval expects to receive; and
–	financial guarantee contracts: the present value of the expected payments to reimburse the holder less any amounts that Grupo Aval expects to recover.

Financial assets that are credit-impaired are defined by IFRS 9 in a similar way to financial assets that are impaired under IAS 39 (see note 2.6 g).

Definition of Default

Under IFRS 9, Grupo Aval will consider a financial asset to be in default when:

–	the borrower is unlikely to pay its credit obligations to Grupo Aval in full, without recourse by Grupo Aval to actions such as realizing collateral (if any is held); or
–	the borrower is more than 90 days past due on any material credit obligation to Grupo Aval. Overdrafts are considered past due once the customer has breached an advised limit or been advised of a limit that is smaller than the current amount outstanding.

In assessing whether a borrower is in default, Grupo Aval will consider indicators that are:

–	qualitative: e.g. breaches of covenant;
–	quantitative: e.g. overdue status and non-payment of another obligation of the same issuer to Grupo Aval; and
–	based on data developed internally and obtained from external sources.

Inputs into the assessment of whether a financial instrument is in default and their significance may vary over time to reflect changes in circumstances.

Significant Increase in Credit Risk

Under IFRS 9, when determining whether the credit risk (i.e. risk of default) on a financial instrument has increased significantly since initial recognition, Grupo Aval will consider reasonable and supportable information that is relevant and available without undue cost or effort, including both quantitative and qualitative information and analysis based on Grupo Aval’s historical experience, expert credit assessment and forward-looking information.

Grupo Aval will primarily identify whether a significant increase in credit risk has occurred for an exposure by comparing:

–	the remaining lifetime probability of default (PD) as at the reporting date; with
–	the remaining lifetime PD for this point in time that was estimated on initial recognition of the exposure.

Assessing whether credit risk has increased significantly since initial recognition of a financial instrument requires identifying the date of initial recognition of the instrument. For certain revolving facilities (e.g. credit cards and overdrafts), the date when the facility was first entered into could be a long time ago. Modifying the contractual terms of a financial instrument may also affect this assessment.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Credit Risk Grades

Grupo Aval will allocate each exposure to a credit risk grade based on a variety of data that is intended to be predictive of the risk of default and applying experienced credit judgement. Grupo Aval will use these grades in identifying significant increases in credit risk under IFRS 9. Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. These factors may vary depending on the nature of the exposure and the type of borrower.

Credit risk grades are defined and calibrated such that the risk of default occurring increases exponentially as the credit risk deteriorates – e.g. the difference in the risk of default between credit risk grades A and B is smaller than the difference between credit risk grades B and C.

Each exposure will be allocated to a credit risk grade on initial recognition based on available information about the borrower. Exposures will be subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade.

Generating the Term Structure of PD

Credit risk grades will be a primary input into the determination of the term structure of PD for exposures. Grupo Aval will collect performance and default information about its credit risk exposures analyzed by jurisdiction, by type of product and borrower and by credit risk grading. For some portfolios, information purchased from external credit reference agencies may also be used.

Grupo Aval will employ statistical models to analyze the data collected and generate estimates of the remaining lifetime PD of exposures and how these are expected to change as a result of the passage of time.

This analysis will include the identification and calibration of relationships between changes in default rates and changes in key macro-economic factors, as well as in-depth analysis of the impact of certain other factors (e.g. forbearance experience) on the risk of default. For most exposures, key macro- economic indicators are likely to include GDP growth, benchmark interest rates and unemployment.

For exposures to specific industries and/or regions, the analysis may extend to relevant commodity and/ or real estate prices.

Grupo Aval’s approach to incorporating forward-looking information into this assessment is discussed below.

Grupo Aval has established a framework that incorporates both quantitative and qualitative information to determine whether the credit risk on a particular financial instrument has increased significantly since initial recognition. The framework aligns with Grupo Aval’s internal credit risk management process.

The criteria for determining whether credit risk has increased significantly will vary by portfolio and will include a backstop based on delinquency.

Grupo Aval will deem the credit risk of a particular exposure to have increased significantly since initial recognition if, based on Grupo Aval’s quantitative modelling, the remaining lifetime PD is determined to have increased significantly since initial recognition.

In certain instances, using its expert credit judgement and, where possible, relevant historical experience, Grupo Aval may determine that an exposure has undergone a significant increase in credit risk if particular qualitative factors indicate so and those indicators may not be fully captured by its quantitative analysis on a timely basis. As a backstop, and as required by IFRS 9, Grupo Aval will presumptively consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Grupo Aval will monitor the effectiveness of the criteria used to identify significant increases in credit risk by regular reviews to confirm that:

–	the criteria are useful in identifying significant increases in credit risk before an exposure is in default;
–	the criteria do not align with the point in time when an asset becomes 30 days past due;
–	the average time between the identification of a significant increase in credit risk and default appears reasonable;
–	exposures are not generally transferred directly from 12-month ECL measurement to credit-impaired; and
–	there is no unwarranted volatility in loss allowance from transfers between 12-month ECL and lifetime ECL measurements.

Modified Financial Assets

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value.

Under IFRS 9, when the terms of a financial asset are modified and the modification does not result in derecognition, the determination of whether the asset’s credit risk has increased significantly reflects comparison of:

–	the remaining lifetime PD at the reporting date based on the modified terms; with
–	the remaining lifetime PD estimated based on data on initial recognition and the original contractual terms.

Grupo Aval renegotiates loans to customers in financial difficulties (referred to as ‘forbearance activities’) to maximize collection opportunities and minimize the risk of default. Under Grupo Aval’s forbearance policy, loan forbearance is granted on a selective basis if the debtor is currently in default on its debt or if there is a high risk of default, there is evidence that the debtor made all reasonable efforts to pay under the original contractual terms and the debtor is expected to be able to meet the revised terms.

The revised terms usually include extending the maturity, changing the timing of interest payments and amending the terms of loan covenants. Both retail and corporate loans are subject to the forbearance policy. Grupo Aval Credit Committee regularly reviews reports on forbearance activities.

For financial assets modified as part of Grupo Aval’s forbearance policy, the estimate of PD will reflect whether the modification has improved or restored Grupo Aval’s ability to collect interest and principal and Grupo Aval’s previous experience of similar forbearance action. As part of this process, Grupo Aval will evaluate the borrower’s payment performance against the modified contractual terms and consider various behavioral indicators.

Generally, forbearance is a qualitative indicator of default and credit impairment and expectations of forbearance are relevant to assessing whether there is a significant increase in credit risk.

Following forbearance, a customer needs to demonstrate consistently good payment behavior over a period of time before the exposure is no longer considered to be in default/credit-impaired or the PD is considered to have decreased such that the loss allowance reverts to being measured at an amount equal to 12-month ECLs.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Inputs into Measurement of ECLs

The key inputs into the measurement of ECLs are likely to be the term structures of the following variables:

–	probability of default (PD);
–	loss given default (LGD); and
–	exposure at default (EAD).

These parameters will be derived from internally developed statistical models and other historical data that leverage regulatory models. They will be adjusted to reflect forward-looking information as described below.

PD estimates are estimates at a certain date, which will be calculated based on statistical rating models and assessed using rating tools tailored to the various categories of counterparties and exposures.

These statistical models will be based on internally compiled data comprising both quantitative and qualitative factors. Where it is available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between rating classes, then this will lead to a change in the estimate of the associated PD. PDs will be estimated considering the contractual maturities of exposures and estimated prepayment rates.

LGD is the magnitude of the likely loss if there is a default. Grupo Aval will estimate LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models will consider the structure, collateral, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. For loans secured by retail property, loan-to-value (LTV) ratios will be a key parameter in determining LGD. LGD estimates will be calibrated for different economic scenarios and, for real estate lending, to reflect possible changes in property prices. They will be calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

EAD represents the expected exposure in the event of a default. Grupo Aval will derive the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract, including amortization, and prepayments. The EAD of a financial asset will be the gross carrying amount at default. For lending commitments and financial guarantees, the EAD will consider the amount drawn, as well as potential future amounts that may be drawn or repaid under the contract, which will be estimated based on historical observations and forward-looking forecasts. For some financial assets, Grupo Aval will determine EAD by modelling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

As described above, and subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, Grupo Aval will measure ECLs considering the risk of default over the maximum contractual period (including any borrower’s extension options) over which it is exposed to credit risk, even if, for risk management purposes, Grupo Aval considers a longer period. The maximum contractual period extends to the date at which Grupo Aval has the right to require repayment of an advance or terminate a loan commitment or guarantee.

For retail overdrafts and credit card facilities and certain corporate revolving facilities that include both a loan and an undrawn commitment component, Grupo Aval will measure ECLs over a period longer than the maximum contractual period if Grupo Aval’s contractual ability to demand repayment and cancel the undrawn commitment does not limit Grupo Aval’s exposure to credit losses to the contractual notice period. These facilities do not have a fixed term or repayment structure and are managed on a collective basis. Grupo Aval can cancel them with immediate effect but this contractual right is not enforced in the normal day-to-day management, but only when Grupo Aval becomes aware of an increase in credit risk at the facility level. This longer period will be estimated taking into account the credit risk management actions that Grupo Aval expects to take and that serve to mitigate ECLs. These include a reduction in limits and cancellation of the facility.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Where modelling of a parameter is carried out on a collective basis, the financial instruments will be grouped on the basis of shared risk characteristics that include:

–	instrument type;
–	credit risk gradings;
–	collateral type;
–	LTV ratio for retail mortgages;
–	date of initial recognition;
–	remaining term to maturity;
–	industry; and
–	geographic location of the borrower.

The groupings will be subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous.

Forward-looking Information

Under IFRS 9, Grupo Aval will incorporate forward-looking information into both its assessment of whether the credit risk of an instrument has increased significantly since initial recognition and its measurement of ECLs. Grupo Aval will formulate a ‘base case’ view of the future direction of relevant economic variables and a representative range of other possible forecast scenarios based on forecasts provided by economic experts, considering a variety of external actual and forecast information. This process will involve developing two or more additional economic scenarios and considering the relative probabilities of each outcome.

The base case will represent a most-likely outcome and be aligned with information used by Grupo Aval for other purposes, such as strategic planning and budgeting. The other scenarios will represent more optimistic and more pessimistic outcomes.

Grupo Aval has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses. These key drivers include interest rates, unemployment rates and GDP forecasts.

Impact Assessment

The most significant impact on Grupo Aval’s financial statements from the implementation of IFRS 9 is expected to result from the new impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of the IFRS 9 impairment model.

Grupo Aval has estimated that, on the adoption of IFRS 9 at January 1, 2018, the impact of the increase in loss allowances (before tax) will be approximately Ps. 1,212,968. Taxes impact will be approximately Ps. 354,367. Loss allowances on unsecured products with longer expected lives such as overdrafts and credit cards will be most affected by the new impairment requirements.

iii.	Classification – Financial Liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

However, under IAS 39 all fair value changes of financial liabilities designated as at FVTPL are recognized in profit or loss, whereas under IFRS 9 these fair value changes will generally be presented as follows:

–	the amount of the change in the fair value that is attributable to changes in the credit risk of the liability will be presented in OCI; and
–	the remaining amount of the change in the fair value will be presented in profit or loss.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Grupo Aval does not have any impact over financial liabilities as no financial liabilities designated as at FVTPL are recorded under IAS 39 neither IFRS 9.

iv.	Derecognition and contract modification

IFRS 9 incorporates the requirements of IAS 39 for the derecognition of financial assets and financial liabilities without substantive amendments.

However, it contains specific guidance for the accounting when the modification of a financial instrument not measured at FVTPL does not result in derecognition. Under IFRS 9, the Group will recalculate the gross carrying amount of the financial asset (or the amortized cost of the financial liability) by discounting the modified contractual cash flows at the original effective interest rate and recognize any resulting adjustment as a modification gain or loss in profit or loss. Under IAS 39, the Group does not recognize any gain or loss in profit or loss on modifications of financial liabilities and nondistressed financial assets that do not lead to their derecognition.

The Group expects an immaterial impact from adopting these new requirements.

v.	Hedge Accounting

When initially applying IFRS 9, Grupo Aval may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in Chapter 6 of IFRS 9. Grupo Aval has elected to continue to apply IAS 39 until macro-hedging project has finalized.

vi.	Disclosures

IFRS 9 will require extensive new disclosures, in particular about hedge accounting, credit risk and ECLs.

vii.	Transition

Changes in accounting policies resulting from the adoption of IFRS 9 are generally applied retrospectively, except as described below.

–	Grupo Aval will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes.

–	Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 will generally be recognized in retained earnings and reserves as at January 1, 2018. The following assessments have to be made on the basis of the facts and circumstances that exist at the date of initial application:
-	The determination of the business model within which a financial asset is held.
-	The designation and revocation of previous designations of certain financial assets and financial liabilities as measured at FVTPL.
-	The designation of certain investments in equity instruments not held for trading as at FVOCI.

If a debt investment security has low credit risk at January 1, 2018, then Grupo Aval will determine that the credit risk on the asset has not increased significantly since initial recognition.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

IFRS 15 Revenue from contracts with customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which supersedes various previous standards, but in particular IAS 11, “Construction Contracts” and IAS 18, “Revenue from Ordinary Activities”. This new standard, with a mandatory application since January 1, 2018, requires that revenues of the entities from ordinary activities with customers, different to those resulting from financial instruments and financial leasing contracts, to be recognized using specific rules. IFRS 15, stablishes that revenues should be recognized in an amount that reflects the transfer of promised goods or services to customers in exchange for an consideration the entity expects to be entitled in exchange for those good an services. Under this new standard, Grupo Aval recognizes revenue from ordinary activities, different to financial revenues, and revenues from leasing contracts, such as: commissions for banking services, sale of goods or services for different concepts, and revenue from construction contracts by applying the following steps:

1.	Identify the contract with the customers.
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations in the contract.
5.	Recognize revenue when the entity satisfies a performance obligation.

The main changes applicable to Grupo Aval in the determination of revenues, different to financial revenue and revenue from financial lease contracts, relate to the re-valuation made in order to allocate the transaction price in the customer contract based on the fair value of the different services render in the contract, and now to use the expected costs method plus a margin, instead of using the method of residual amounts, particularly in the allocation of revenues from construction activities under concession contracts with the Colombian Government .

Grupo Aval plans to adopt the standard using a prospective approach, as it is permitted without re-stating previous periods, which involves the recognition of the accumulated impact of the IFRS 15 adoption on the retained earnings on January 1, 2018

The preliminary high level assessment performed by Grupo Aval management in this matter, indicates that the implementation of IFRS 15 will not have a material impact on its consolidated financial statements.

IFRS 16 Leases

IFRS 16 was issued by the IASB in 2016 with an effective application date for entities since January 1, 2019, with early adoption permitted.

IFRS 16 replaces the current standards for accounting of leases, including IAS 17, “Leases”, IFRIC 4, “Determining whether an Arrangement Contains a Lease”, SIC 15, “Operating Leases – Incentives”, and SIC 27, “Evaluating the Substance of Transactions in the Legal Form of a Lease”.

IFRS 16 introduces one single model for the accounting of lease contracts in the statement of financial position of lessees. The lessee will recognize an asset that represents his right to use the leased asset, and a lease liability that represents the obligation to make leasing payments. There are optional exceptions for short-term leases or lease of low value assets. The accounting treatment of lease contracts for lessors in the new standards is still very similar to current accounting standards, in which the lessor classifies lease contracts as financial or operating leases.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Grupo Aval management has started a potential assessment of the impact on its consolidated financial statements of this standard. Until now, the most significant identified impact is the recognition of a new asset and a liability in its operating lease contracts, particularly for properties used in the normal course of operation of its branches and agencies. Additionally, the nature of the expenses corresponding to operating lease contracts from the perspective of the lessee will change with IFRS 16, from expenses for leases to charges by depreciation of the recognized assets and the financial expenses in the lease liabilities. At this time, Grupo Aval management is moving forward in the assessment and determination of impacts resulting from the adoption of this new standard on Grupo Aval financial statements.

New or Amended Standards

New or Amended Standard	Title of the Standard	Effective for Annual Periods Beginning on or After
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IFRS 12	Annual improvements 2014-2016 cycle	January 1, 2017

Forthcoming requirements.
IFRS 9	Financial Instruments and associated amendments to various other standards	January 1, 2018
IFRS 15	Revenue from contracts with customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018 or when the entity first applies IFRS 9
Annual improvements 2014-2016 cycle	Annual improvements 2014-2016 cycle	January 1, 2018
Amendments to IAS 40	Transfers of Investment Property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2018
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	applicable to reporting periods commencing on or after the given date

Grupo Aval has assessed the impacts of the adoption of the new or amended standards detailed above, concluding that they do not have a significant impact on the financial statements of Grupo Aval as of December 31, 2017, except for IFRS 9 as was explained above.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 3 – JUDGEMENTS AND CRITICAL ACCOUNTING ESTIMATES IN APPLYING ACCOUNTING POLICIES

Grupo Aval’s management makes estimates and assumptions that affect the amounts recognized in the consolidated financial statements and the carrying value of the assets and liabilities within the fiscal year. The judgments and estimates are continuously evaluated and are based on the experience of management and other factors, including the occurrence of future events that are believed as reasonable under the current circumstances. Management also makes certain judgments besides those which involve estimates during the process of applying accounting policies. The judgments that have the most significant effects on the amounts recognized in the consolidated financial statements and the estimates that may cause an important adjustment to the value in the carrying value of assets and liabilities in the following year include the following:

Held-to-maturity financial assets. Management applies judgment in assessing whether financial assets can be categorized as held-to-maturity. In particular (a) its intention and ability to hold the assets to maturity and (b) whether the assets are quoted in an active market. If Grupo Aval fails to keep these investments to maturity other than in certain specific circumstances – for example, selling an insignificant amount close to maturity – it will be required to reclassify the entire class as available-for-sale. The investments would, therefore, be measured at fair value rather than amortized cost. If the entire class of held-to-maturity investments is reclassified, the carrying amount in 2017 would increase by Ps. 29,890 (2016 decrease by Ps. 12,153) with a corresponding entry in other comprehensive income.

Impairment of available-for-sale financial assets. In making this judgment, Grupo Aval, among other factors, considers the volatility in the security price. In addition, impairment may be appropriate when there is evidence of changes in technology or a deterioration in the financial health of the investee, industry and sector performance, or operating or financing cash flows. Had all the declines in fair value below cost been considered significant or prolonged, Grupo Aval would have recorded an additional impairment loss of Ps. 124,356 (2016: Ps. 471,619 and 2015: Ps. 892,405), which would be reclassified from other comprehensive income to profit or loss for the year.

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

The process used to calculate the provision includes an analysis of specific, historical and subjective components. The methods used by Grupo Aval include the following:

·	A regular detailed analysis of the loan portfolio.
·	A system of classifying loans according to risk levels.
·	A regular review of the summary of loan-loss provisions.
·	Identification of loans to be assessed individually for impairment.
·	Consideration of internal factors such as our size, organizational structure, the structure of the loan portfolio, the loan management process, a trend analysis of non-performing loans and historical loss experiences.
·	Consideration of the risks inherent in different types of loans.
·	Consideration of external factors - local, regional and national - as well as economic factors.

Main sources of uncertainty in loan impairment calculations are detailed below:

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

In the process of calculating the collective impairments allowance for loans, management focuses on loans that are not considered individually significant or loans that are individually significant but that have not been previously impaired. The historic loss rates used in the process are regularly updated to include the most recent data that reflects current economic conditions, trends in industry performance, geographic concentrations or concentrations of borrowers within each portfolio segment, and any other relevant information that could affect the estimation of loan impairment provisions. Many factors can affect estimates of the provisions for losses on loans granted by Grupo Aval, including volatility in the probability of impairment, migration and estimates of the severity of the losses.

To quantify the losses incurred in collectively assessed portfolios, Grupo Aval has calculation methods that take into account four main factors: exposure at default, probability of default, the loss identification period and the loss given default as explained below. For such purposes, loans are considered in default when they are past due for more than 90 days, restructured loans due to financial problems for the debtors, clients in bankruptcy and clients included in credit risk categories D or E, according to internal credit risk evaluation models.

·	Exposure at default (EAD) is the amount of risk incurred at the time of counterpart defaults.
·	Probability of default (PD) is the possibility the counterparty will default on its obligations to pay capital and/or interest. The probability of default is associated with the rating/scoring or the level of default of each counterpart/transaction. In the specific case of loan default, the assigned PD is 100%.
·	The loss identification period (LIP) refers to the time elapsed between the occurrence of the event that generates an incurred loss and the time that loss becomes clearly evident at the individual level. LIPs are analyzed based on loans with similar risk.
·	Loss given default (LGD) is the estimated loss in the event of default. It depends mainly on the characteristics of the counterparty and the valuation of the collateral associated with the transaction.

The following table shows a sensitivity analysis of the most important variables affecting the calculation of the provision for loan portfolio impairment:

December 31, 2017
	Sensitivity	Increase	Decrease
Loans assessed individually:
Probability of default on estimated future cash flows	10%	447,231	(264,549)
Loans assessed collectively:
Probability of default	10%	189,108	(261,537)
Loss given default	10%	219,445	(284,018)
Loss identification period	1 month	198,259	(197,180)

December 31, 2016
	Sensitivity	Increase	Decrease
Loans assessed individually:
Probability of default on estimated future cash flows	10%	325,866	(191,518)
Loans assessed collectively:
Probability of default	10%	176,162	(218,154)
Loss given default	10%	199,130	(234,327)
Loss identification period	1 month	189,434	(178,529)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

December 31, 2015
	Sensitivity	Increase	Decrease
Loans assessed individually:
Probability of default on estimated future cash flows	10%	225,292	(196,350)
Loans assessed collectively:
Probability of default	10%	115,401	(157,465)
Loss given default	10%	146,631	(163,341)
Loss identification period	1 month	87,869	(102,626)

Deferred Income Tax: Grupo Aval periodically assesses the realization of the deferred income tax asset. The deferred tax asset represents the recoverable income taxes through future deductions from taxable income and they are recognized in the statement of financial position. The deferred tax assets are recoverable to the extent that the realization of the related tax benefits is likely. Future tax revenues and the amount of the tax benefits that are probable in the future are based on medium-term plans prepared by management. The business plan is based on management´s expectations which are believed to be reasonable under the current circumstances. Management based their financial and tax projections for each company and at the consolidated level on a project constant growth, for the following 5 years.

As of December 30, 2017 and 2016 Grupo Aval’s management estimates that the deferred income tax asset would be recoverable according to the estimates of future taxable income. Deferred tax liabilities have not been recognized on taxable retained earnings from its subsidiaries in which Grupo Aval has no to repatriate in the near future, Grupo Aval controls the dividend policies of the subsidiaries and has no intent to pay out dividends or sell the related investments in the near future. See Note 19.

Fair value of Biological Assets: the fair value for biological assets, which Grupo Aval owns through long term crops is determined based on appraisals prepared internally by each entity and internal experts in the development of such crops and preparation of valuation models. Due to the nature of such crops and the lack of comparable market data, the fair value of these assets is determined based on models of discounted cash flow of future net cash flows of each crop. The valuation takes into account the estimated future harvest yields, current prices of such products and the estimated future costs during development, maintenance and future harvest costs, discounted at the risk-free interest rates adjusted by risk premiums which are required in such circumstances. Note 5.3.(3) discusses the main assumptions used in the determination of the fair value of biological assets as well as a sensitivity analysis.

Fair value of investment properties: Grupo Aval determines the fair value of investment properties based on appraisal reports prepared by third party independent real estate appraisers in accordance with international valuation standards on the basis of comparable prices in the local market or of net cash inflows discounted to present value using a discounted cash flow method. The valuations are made on the basis of estimated future cash flows supported by existing leases or other contracts, current market rents of similar properties in similar locations and conditions, related property operating expenses and discount rates that reflect market assessments of the uncertainty in the amount and timing of the cash flows. The best evidence to support the fair value for investment properties are the current prices in an active market for similar investment properties.

Goodwill Impairment: Annually, Grupo Aval conducts an evaluation of goodwill impairment. The assessment is based on market values of stocks of banks listed in Stock Exchanges and based on studies carried out for these entities that are not quoted on the Colombia Stock Exchange. These studies are based on the valuation of the business lines that are related with goodwill, through the discounted cash flow method. The analysis takes into account factors such as: the economic situation of the country and the sector in which Grupo Aval operates, historical financial information, projected growth of revenues and costs of Grupo Aval during the next five years and subsequent perpetual growth, profits capitalization indices which are all discounted at the risk free interest rates adjusted by risk premiums which are required under the circumstances. Note 17 includes the main assumptions used in these assessments and a sensitivity analysis.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Provision for contingencies: Grupo Aval evaluates and records an estimate for contingencies, in order to cover possible losses due to the labor cases, civil and commercial lawsuits, and tax objections or other issues. Provisions are recognized when the risk of loss due to contingencies based on the opinion of external legal counsel and/or in-house lawyers, is deemed to be probable and the loss can be reasonably estimated. Given the nature of many claims, cases and/or processes, in some cases, it is not possible to accurately forecast or to quantify the amount of loss in a reasonable manner. Consequently, the actual amount of disbursements effectively paid for claims, cases and/or processes may be different than the initial estimated and provisioned amounts. Such differences are recognized when they are identified.

Post-employment Plan: Measurement of the pension obligation, costs and liabilities depends on a variety of long-term premises determined on actuarial bases. The assumptions for the pension obligation, include an estimate of the present value of projected future pension payments for the participants of the plan and the likelihood of potential future events, such as increases in the urban minimum wage and demographic experience. These premises may have an effect on the amount of future contributions if there are any variations.

The discount rate allows for the calculation of present value of future cash flows as at the measurement date. Grupo Aval uses a long-term rate based on the market rate of high quality fixed-income investments or for government bonds denominated in Colombian Pesos, the currency in which the benefit will be paid. They also consider the opportunity and the amount of payments of future benefits, for which the Bank has selected the government bonds. Grupo Aval uses other key premises for assessing actuarial liabilities, which are calculated based on the specific experience of Grupo Aval combined with published statistics and market indicators (see Note 22, which describes the most important assumptions used in the actuarial calculations and the corresponding sensitivity analysis).

NOTE 4 – RISK MANAGEMENT

Grupo Aval and its subsidiaries in the financial sector such as Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular and Corficolombiana manage risk pursuant to the applicable regulations in each country where they operate and according to Grupo Aval’s internal policies.

The risk framework requires that strong risk management practices are integrated in key strategic, capital and financial planning processes and day-to-day business processes across Grupo Aval, with a goal of ensuring risks are appropriately considered, evaluated and responded to in a timely manner. Grupo Aval employs a risk management process, referred to as identify, measure, monitor and control, as part of our daily activities, among all the risks Grupo Aval manage.

Lines of Defense: In addition to the role of Executive Officers in managing risk, the Management has have clear ownership and accountability across the three lines of defense: 1) First Line of defense: Business Units, 2) Second Line of defense: mainly concentrated in the Risk Management departments and 3) Third line of defense: Corporate Audit.

·	Business Units: Include the business lines as well as the Technology and Operations areas, and are responsible for appropriately assessing and effectively managing all of the risks associated with their processes.
·	Independent Risk Management Units: Risk management areas include risk management and compliance departments. We have other control functions that are not part these areas, but are key in the risk mitigation of non-financial risks, including Legal, Human Resources and certain activities within the Financial and Administrative processes.

·	Corporate Audit: Corporate Audit maintain their independence from the first and second lines of defense by reporting directly to the Audit Committee or the Board. Corporate Audit provides independent assessment and validation through testing of key processes and controls across the Group

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The following sections outline the key risks that are inherent in business activities of our Banks and financial subsidiaries:

Economic or Financial risks

Credit risk: the risk of financial loss if a debtor fails to meet its contractual obligations.

Market risk: the risk of loss arising from potential adverse changes in the value of the financial subsidiaries assets and liabilities or future results, resulting from changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or credit spreads; this includes the structural interest rate and foreign exchange risks.

Liquidity risk: the risk of being unable to meet contractual and contingent obligations or that the financial subsidiaries does not have the appropriate amount, composition and tenor of funding and liquidity to support its assets and liabilities requirements.

Capital risk: the risk that any of the banks and financial subsidiaries have an insufficient level and composition of capital to support its business activities and associated risks during both normal economic environments and under stressed conditions. Risk related to the management of capital requirements and adequacy.

Non-financial risks

Operational risk: the risk of loss resulting from inadequate or failed processes or systems, human factors, or due to external events that are neither market- nor credit related such as cyber and technology related events.

Conduct risk: risk derived from inappropriate practices in the dealings with customers, and the treatment of products offered to each particular customer and the adequacy thereof.

Compliance and regulatory risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

Reputation risk: The risk that an action, transaction, investment or event will reduce trust in Grupo Aval integrity or competence by its various constituents, including clients, media, public opinion, counterparties, investors, regulators, employees and the broader public.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Objective and General Guidelines

Grupo Aval's and its financial subsidiaries objective is to maximize returns for its investors, through proper risk management. The guiding principles of risk management of Grupo Aval are as follows:

a)	Make risk management a part of every institutional process.

b)	Collective decision making for commercial lending of significant amounts by the Board of Directors.

c)	Extensive and in-depth market knowledge, as a result of our leadership and our experienced, stable and seasoned senior management.

d)	Clear risk management policies based on a top-down approach with respect to:

·	Compliance with know-your-customer policies.

·	Commercial loans credit structure based on a clear identification of sources of repayment and of cash flow generating capacity of the borrower.

e)	Use of common credit analysis tools and loan pricing tools across Grupo Aval's subsidiaries.

f)	Diversification of the commercial loan portfolio with respect to industries and economic groups.

g)	Specialization in consumer product niches.

h)	Extensive use of continuously updated scoring models to ensure quality growth of consumer loans.

i)	Conservative policies in terms of:

·	Trading portfolio composition with bias towards lower volatility instruments.

·	Proprietary trading, and

·	The variable compensation for the trading staff.

Risk Management

Grupo Aval´s risk management is based on the principles indicated in the section above and they are transmitted to all banking subsidiaries and business units. The risk management strategy is supported by the following guidelines:

a)	In all of Grupo Aval´s banking subsidiaries the risk function is independent of the business units. The segregation of functions between the business areas and the risk areas in charge of risk acceptance, measurement analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

b)	The decision making process at the banking subsidiaries requires that transactions of significant amounts are sent to decision centers such as risk committees. The frequency of meetings of these committees ensures a high degree of agility regarding the resolution of proposals and continuous participation of senior management for administering the different risks.

c)	Grupo Aval has detailed manuals and policies for risk management. The business and risk groups of Grupo Aval hold regular orientation meetings based on approaches to risk that are consistent with Grupo Aval´s risk culture.

d)	Grupo Aval has implemented a risk limit system that is updated on a regular basis to address new conditions in the markets and the risks to which Grupo Aval is exposed.

e)	There are adequate information systems to monitor risk exposure on a daily basis, to ensure compliance with limits approval and, if necessary, to implement proper corrective actions.

f)	Key risks are analyzed on a regular basis, and not only when risks materialize or when problems occur during the normal course of business.

g)	Grupo Aval offers adequate, permanent training courses on risk culture. These courses are given at every level within the organization. It also has remuneration plans for certain employees, depending on their adherence to the risk culture.

h)	A risk culture integrated throughout the organization, consisting on a series of attitudes, values, skills and guidelines to action.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Corporate Structure of the Risk Function

Governance of the risk function seeks to ensure that risk decisions are taken appropriately and efficiently and that risks are effectively controlled. The goal is to guarantee that risks are managed in accordance with the guidelines set forth by Grupo Aval. The corporate structure for risk management at the banking subsidiaries is comprised of the following, top-level risk governance bodies:

·	Aval Board of Directors
·	Risk Corporate Unit
·	Board of Directors
·	Risk committees
·	Risks vice-presidency
·	Risk management administrative processes
·	Internal Audit Departments

Responsibility for the control and management of risk and, in particular, for the setting of Grupo Aval's risk tone rests ultimately with the Board of Directors of Grupo Aval. The Board has the powers to delegate to the various committees. The Board is supported by a comprehensive structure of risk management committees at different banks.

Aval Board of Directors

The Board of Directors is the body responsible for establishing the risk profile or tone, approving the general scope for risk management, monitoring its actual risk profile and ensuring consistency between them.

Risk Corporate Unit

Lead by Grupo Aval CRO, Grupo Aval has a corporate risk unit which main functions include among others: 1) Identification and definition of best practices for corporate risks management; 2) Support the board and the banking and financial subsidiaries in the construction of the risk appetite; 3) Identify, measure and monitoring of risks that may exceed the appetite for risk defined at the Conglomerate level.4) State and ensure the accomplishment of policies and guidelines that ensure a sound risk exposure.

Board of Directors

The Boards of Directors of the banking subsidiaries of Grupo Aval are responsible for adopting the following decisions, among others, with respect to the proper organization of each entity’s risk management system:

·	Define and approve the general policies and strategies related to the internal control system for risk management.
·	Approve the entity’s policies in relation to the management of different risks.
·	Approve trading and counterparty limits, in accordance with defined attributions.
·	Approve exposure limits for different types of risks.
·	Approve different procedures and methodologies for risk management.
·	Ensure the assignment of the human resources and physical and technical resources required for effective risk management.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

·	Set forth the responsibility and attributes assigned to the different positions and areas in charge of risk management.

·	Create and define the functions of the committees that are needed to ensure the proper organization, control and monitoring of operations that generate risk exposure.
·	Approve internal control systems for risk management.
·	Require management of the Grupo Aval subsidiaries to submit periodic reports on the levels of exposure to several risks.
·	Evaluate recommendations and corrective actions proposed for risk management processes.
·	Require a variety of periodic reports from management on the levels of exposure to different risks.
·	Conduct monitoring and follow-up at regular board meetings, based on periodic risk-management reports submitted by the Audit Committee on measures taken to control or mitigate the more relevant risks.
·	Approve the nature and scope of the strategic business and markets in which each subsidiary will operate.

Risk Committees

Grupo Aval´s banks, financial companies and banking subsidiaries have, among others, committees for credit risk and treasury risk comprising members of the Board of Directors which periodically discuss, measure, control and analyze the credit risk management system (SARC for its initials in Spanish) and the market risk management systems (SARM for its initials in Spanish). The banking subsidiaries also have an asset-liability committees (ALCO) which make decisions regarding asset and liability management and evaluates de effectivemens of the liquidity risk management system (SARL for is initials in Spanish). The analysis and follow-up of the operating risk management system and the management of the business continuity plan (SARO-PCN for its initials in Spanish) are carried out by management and the Audit Committee. Compliance of legal risks is monitored by the General Secretaries of each bank. The functions of these committees include, among others, the following:

·	Proposing to the Board of Directors adequate policies for managing the risks that concern each committee and the applicable business processes and methodologies.
·	Review systematically the entity’s exposure to risks and take any corrective actions if as necessary.
·	Ensuring that actions of each business unit in relation to risk management are consistent with previous defined levels of risk appetite.
·	Approve the decisions that are within the approval limites established for each committee by the Board of Directors of the banking and financial subsidiaries.

I.	Integrated Risk Management Committee of the banking and financial subsidiaries

The objective of these committees is to establish policies, procedures and strategies for comprehensive management with respect to credit, market, liquidity, operational, money laundering and terrorism financing risks. Its main duties involve:

·	Measuring the entity’s comprehensive risk profile.
·	Designing systems to monitor and follow up on levels of exposure to the different risks the entity faces.
·	Reviewing and proposing to the Board of Directors the level of tolerance and degree of exposure to risk the entity is willing to assume in the course of its business. This implies evaluating alternatives to align risk appetite in the various risk management systems.
·	Assessing the inherent risks involved in entering new markets, products, segments and countries, among others.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

II.	Credit and Treasury Risk Committee of the banking and financial subsidiaries

The purpose of these committees is to discuss, measure, control and analyze the credit risk and the market risk management systems (SARC and SARM for their initials in Spanish). Its primary duties involve:

·	Monitoring the credit and treasury risk profile to ensure the level of risk remains within established parameters, pursuant to the entities risk limits and policies.
·	Evaluating incursion into new markets and new products.
·	Assessing policies, strategies and rules of procedure in commercial activities with respect to both treasury and credit.
·	Ensuring that risk management and measurement methodologies are appropriate, given the characteristics and activities of the entity.

III.	Assets and Liabilities Committee of the banking and financial subsidiaries

The objective of these committees is to support senior management by establishing risk policies, limits and systems to monitor and measure the effectiveness of the liquidity risk management systems (SARL for its initial in Spanish):

·	Establishing adequate procedures and mechanisms for liquidity risk management.
·	Monitoring liquidity risk exposure reports.
·	Identify the origin of risk exposure through sensitivity analysis, in order to assess the probability of lower returns for the entity or assess the necessity of new liquidity resources.

IV.	Audit Committee of Aval and Audit Committees of Banking and Financial Subsidiaries:

The Audits Committees´s principal objective is to evaluate and monitor the Internal Control System.

The following are the description of the functions for these committees:

·	Proposing for approval of the Board of Directors the structure, procedures and methodologies required for the operation of the Internal Control System.
·	Assessing the structure of the internal control of the entity, in order to establish if the procedures are designed reasonably to protect its assets, as well as those of third parties under its administration and custody. Understand if there are existing controls to verify that transactions are being properly authorized and registered. For such purpose, the areas in charge of the administration of the various systems of risk, the Statutory Auditor and the Internal Auditor submit the established periodical reports to the Committee as well as other reports that the members of the Committee may require.
·	Performing a follow-up of risk exposure levels taking into account the consequences for the entity and the measures adopted for their control or mitigation.

Risk Vice Presidency of the banking and financial subsidiaries

The Risk Vice-Presidency of the banking and financial subsidiaries have among others the following functions:

1.	Oversee adequate compliance of the policies and procedures established by the Board of Directors and the various committees for risk management.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

Administrative Processes of Risk Management

In accordance with the respective business models, each banking subsidiary of Grupo Aval has well defined structures and procedures, including manuals on administrative processes that take into consideration the business model and risk asummed by each entity to be followed for managing different risks. The entities use the different technological tools, for the analysis, monitoring and control of the various risks.

Internal Audit

The Internal audit units at each bank are ran independently from the administration. In the course of performing their functions, they carry out periodic independent compliance assessments of risk management policies and procedures. Reports are submitted directly to the audit committees, which are responsible for the follow-up with the Bank’s administration regarding the corrective measures to be taken.

The Corporate control function supervises the compliance of our subsidiaries with corporate policies Additionally, the corporate controller who oversees the meetings of the audit committees of the most significant subsidiaries. The units he runs performs periodic independent audits of Grupo Aval´s subsidiaries to monitor their compliance with risk management policies. His reports are presented directly to senior management at each of the subsidiaries and to the corresponding audit committees including the audit committee of the holding company.

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

Regarding credit risk management, BAC has a centralized structure, led by a Chief Risk Officer (CRO), who reports to its CEO.  The Regional Credit Committee, whose members include the CEO, the CRO, and four members of the administration of Grupo Aval and Banco de Bogota, is responsible for submitting credit policies and procedures at a regional level for the Board of Directors approval.  This committee is responsible for monitoring the loan portfolio. The regional credit committee is also responsible for the final decision on loans which exceed the credit limits delegated to the individual countries. While local risk managers report to the local head, observance of regional policies and procedures is reported to the CRO.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Control environment

The risk management model of the banking subsidiaries has a control environment that ensures the appropriate control for all risks and provides an integrated view thereof. This control is performed at all of the business segments and for each type of risk in order to ensure that the exposures and overall risk profile are within the framework of the mandates established by both the Board of Directors and the regulators. The main elements ensuring effective control are:

·	The allocation of responsibilities in risk-generating functions through decision-making and due control of their activity.
·	Specialized control of each risk factor.
·	The supervision and aggregate integration of all risks.
·	The assessment of control mechanisms.
·	Independent assessment by internal audit.

4.1	Credit Risk

4.1.1	Consolidated Credit Risk Exposure

Grupo Aval´s subsidiaries are exposed to credit risk, consisting of the risk of financial loss as a result of the failure of the debtor to meet its contractual obligations in financial transactions on a timely and complete manner. Exposure to credit risk for Grupo Aval and its subsidiaries is a result of credit activities and transactions with counterparties.

The maximum exposure to credit risk of Grupo Aval, at a consolidated level is reflected in the carrying value of financial assets in the statement of financial position of Grupo Aval as of December 31, 2017 and 2016 as follows:

Account	December 31, 2017		December 31, 2016
Assets
Cash and cash equivalents (**)	Ps.	16,531,811	Ps.	17,294,457

Financial assets held for trading		2,650,536		2,343,902
Financial instruments available-for-sale		17,790,127		17,662,733
Financial instruments held-to-maturity		2,899,039		2,570,486
Other financial assets at fair value through profit or loss		2,282,611		2,072,674
Derivatives instruments		328,392		502,209
Hedging derivatives		55,261		128,479
Loans and receivables
Commercial		99,428,894		93,149,211
Consumer		50,382,895		46,927,997
Mortgage		16,151,299		14,683,537
Microcredit		409,688		399,431
Other accounts receivable		4,466,134		3,719,672
Total financial assets with credit risk	Ps.	213,376,687	Ps.	201,454,788
Financial instruments with credit risk outside of the statement of financial position at its nominal value
Financial guarantees and letters of credit		3,495,921		3,510,546
Credit commitments		23,727,317		24,077,175
Total exposure to credit risk outside of the statement of financial position	Ps.	27,223,238	Ps.	27,587,721
Total maximum exposure to credit risk	Ps.	240,599,925	Ps.	229,042,509

(**) Not including funds in custody by the entity (cash, tellers, vaults), because there is no credit risk regarding Grupo Aval entities.

For guarantees and commitments to extend the credit amounts, the maximum exposure credit risk is the amount of the commitment. Credit risk is mitigated by guarantees and collaterals as described below.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

4.1.2	Mitigation of Credit Risk, Collateral and Other Credit Risk Enhancements

The exposure to credit risk for each of Grupo Aval´s banking subsidiaries is reduced by collateral and other credit enhancements. The existence of guarantees can be a necessary measure but not a determinant for the approval of a credit. Credit risk policies of Grupo Aval require an evaluation of the debtor’s payment capacity based on the debtor´s ability to generate the resources needed for the timely and complete payment of its obligations.

Credit risk management is organized into three different levels at the banking subsidiaries of Grupo Aval:

·	Analysis of credit risk: For commercial lending it is based on tools for the individual evaluation of credits based on payment capacity based on cash generation, and credit rating models based on the historical and projected financial condition and on the payment history of the debtor with the financial sector. For consumer lending (including mortgages and auto financing), scoring models are based on sociodemographic variables and payment history.

·	Establishment of guarantees with appropriate debt coverage in accordance with the credit policies of each bank. Guarantees include mortgages on real estate, pledge on assets, including cash deposits and investments.

·	Evaluation of the liquidity of the guarantees received.

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

The PD, LGD and EAD are the main credit risk parameters. Their combination is used in the calculation of the incurred loss. This loss is considered an additional cost of the activity, which is reflected in the risk premium.

For all other portfolios, parameter estimates are based on Grupo Aval internal experience. The PD is calculated by observing the cases of new arrears in relation to the non-default population in a previous observation point.

The LGD calculation is based on the observation of the recoveries of loans in default, taking into account not only the income and expense associated with the recovery process, but also the timing when the income and expenses take place.

EAD is estimated by comparing the use of committed facilities at the time of default and their use under normal (performing) circumstances, to identify the actual use of the facilities at the time of default.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

As of December 31, 2017 and 2016, the following chart shows the detail of the credit portfolio per type of guarantees received as support of credits issued by Grupo Aval at a consolidated level:

December 31, 2017	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Unsecured credits	Ps.	51,074,506	Ps.	42,566,151	Ps.	6,859	Ps.	275,701	Ps.	52,179	Ps.	93,975,396
Loans secured by other banks		350,562		4,284		-		-		4,803		359,649
Collateralized credits:
Mortgages		865,857		62,174		15,025,672		4,811		6,127		15,964,641
Other real estate		13,126,277		1,248,808		4,290		1,168		120,909		14,501,452
Investments in equity instruments		433,041		1,077		-		-		-		434,118
Deposits in cash or cash equivalents		2,172,911		141,891		-		101		-		2,314,903
Leased machineries and vehicles		-		-		-		-		9,151,139		9,151,139
Fiduciary agreements, stand by letters and guarantee funds		8,129,469		36,204		64,250		102,698		364,938		8,697,559
Pledged income		3,032,277		266		22		-		11,478		3,044,043
Pledges		3,859,626		5,728,752		1,597		1,290		20,452		9,611,717
Other assets		6,491,968		366,524		843		23,919		1,434,905		8,318,159
Total gross credit portfolio	Ps.	89,536,494	Ps.	50,156,131	Ps.	15,103,533	Ps.	409,688	Ps.	11,166,930	Ps.	166,372,776

December 31, 2016	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Unsecured credits	Ps.	48,506,261	Ps.	39,350,056	Ps.	3,034	Ps.	270,027	Ps.	42,964	Ps.	88,172,342
Loans secured by other banks		413,049		3,145		-		-		4,779		420,973
Collateralized credits:
Mortgages		811,440		59,206		13,746,499		5,388		6,391		14,628,924
Other real estate		12,317,032		1,155,760		4,365		1,373		108,571		13,587,101
Investments in equity instruments		503,141		1,779		-		-		-		504,920
Deposits in cash or cash equivalents		1,987,187		149,516		-		-		-		2,136,703
Leased machineries and vehicles		-		-		-		-		9,254,960		9,254,960
Fiduciary agreements, stand by letters and guarantee funds		7,873,687		41,526		25,818		120,771		353,179		8,414,981
Pledged income		3,066,559		451		-		-		5,741		3,072,751
Pledges		5,308,416		5,570,825		1,587		1,659		4,267		10,886,754
Other assets		2,404,344		380,125		130		213		1,294,955		4,079,767
Total gross credit portfolio	Ps.	83,191,116	Ps.	46,712,389	Ps.	13,781,433	Ps.	399,431	Ps.	11,075,807	Ps.	155,160,176

(1)	See Note 11.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

Concentration risk control is key to the risk management process. Grupo Aval´s banking subsidiaries continually monitors the degree of credit risk concentration by sector and customer group.

In order to avoid credit risk concentration at Grupo Aval level, management relies on the banking subsidiaries Risk Vice-Presidency, which consolidates, and monitors the credit risk exposures of all banks, to determine the maximum levels of concentration.

Pursuant to Colombian regulations, banks in Colombia cannot grant unsecured loans to borrowers, which on a combined basis exceed 10% of the bank´s regulatory capital calculated according to the regulations of the Superintendency of Finance. Loans maybe more than 10% of the regulatory capital of the bank when they are secured by acceptable guarantees.

The detail of credit risk at the level of Grupo Aval in the different geographic areas determined according to the domicile of the debtor, without taking into consideration loan loss provisions as of December 31, 2017 and 2016 is as follows.

December 31, 2017	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Colombia	Ps.	61,960,497	Ps.	32,878,650	Ps.	5,674,640	Ps.	409,688	Ps.	10,289,156	Ps.	111,212,631
Panamá		4,877,646		4,852,539		2,154,504		-		121,838		12,006,527
United States		6,433,333		736		10		-		-		6,434,079
Costa Rica		3,833,906		4,848,689		3,868,474		-		712,686		13,263,755
Nicaragua		2,228,138		1,307,042		403,191		-		6,052		3,944,423
Honduras		2,794,260		1,736,449		740,113		-		3,251		5,274,073
El Salvador		1,746,193		2,267,152		897,404		-		9,747		4,920,496
Guatemala		4,807,329		2,264,791		1,365,197		-		24,200		8,461,517
Other countries		855,192		83		-		-		-		855,275
Total gross credit portfolio	Ps.	89,536,494	Ps.	50,156,131	Ps.	15,103,533	Ps.	409,688	Ps.	11,166,930	Ps.	166,372,776

(1)	See Note 11.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

December 31, 2016	Commercial		Consumer		Mortgages		Microcredit		Finance Leases (1)		Total
Colombia	Ps.	58,561,329	Ps.	30,523,917	Ps.	4,822,806	Ps.	399,431	Ps.	10,244,275	Ps.	104,551,758
Panamá		4,839,734		4,650,419		2,067,375		-		127,976		11,685,504
United States		5,186,307		436		16		-		-		5,186,759
Costa Rica		3,329,869		4,390,441		3,674,158		-		665,281		12,059,749
Nicaragua		2,148,814		1,237,205		390,003		-		7,164		3,783,186
Honduras		2,292,105		1,597,280		720,987		-		3,867		4,614,239
El Salvador		1,499,044		2,076,588		873,870		-		11,977		4,461,479
Guatemala		4,455,244		2,080,065		1,232,218		-		15,267		7,782,794
Other countries		878,670		156,038		-		-		-		1,034,708
Total gross credit portfolio	Ps.	83,191,116	Ps.	46,712,389	Ps.	13,781,433	Ps.	399,431	Ps.	11,075,807	Ps.	155,160,176

(1)	See Note 11.

Below is the credit portfolio distribution of Grupo Aval by economic sector as of December 31, 2017 and 2016:

Sector	December 31, 2017%			December 31, 2016%
Agricultural	Ps.	3,940,981	2%	Ps.	3,734,625	2%
Mining products and oil		2,377,188	1%		2,018,219	1%
Food, beverage and tobacco		8,165,975	5%		7,273,602	5%
Chemical production		5,672,310	3%		5,276,248	4%
Other industrial and manufacturing products		4,469,427	3%		4,576,173	3%
Government		3,579,838	2%		3,629,849	2%
Construction		10,313,655	7%		9,959,536	7%
Trade and tourism		2,182,437	1%		2,025,206	1%
Transportation and communications		7,566,374	5%		7,814,741	5%
Public services		5,421,328	3%		5,160,778	3%
Consumer services		70,947,936	43%		66,157,872	43%
Commercial services		38,788,363	23%		34,587,323	22%
Other		2,946,964	2%		2,946,004	2%
Total of each economic sector	Ps.	166,372,776	100%	Ps.	155,160,176	100%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

4.1.4	Sovereign Risk

As a general rule, Grupo Aval considers sovereign risk to be the risk assumed in deposits  with Central Banks (including the mandatory deposits), investments in debt issues of the Colombian Government and the risk arising from transactions with public sector entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

Sovereign risk exposure arises mainly from Grupo Aval’s banking subsidiaries obligations to maintain certain mandatory deposits in Central Banks and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury department. The majority of these exposures are denominated in pesos and are financed through peso denominated repurchase agreements or customer deposits.

As of December 31, 2017 and 2016, the investment portfolio of financial assets in debt instruments is comprised mainly of securities issued and guaranteed by entities of the Republic of Colombia, which represent 61.26% and 65.02%, respectively of the total portfolio.

Below is the detail of Grupo Aval’s sovereign debt portfolio issued by Central Governments per country:

	December 31, 2017			December 31, 2016
			%			%
Investment grade (1)
Chile	Ps.	24,932	0.19%	Ps.	-	0.00%
Colombia		10,716,568	82.81%		11,562,492	84.04%
Mexico		-	0.00%		9,126	0.07%
Panama		617,126	4.78%		530,055	3.85%
USA		57,120	0.44%		24,808	0.18%
	Ps.	11,415,746	88.22%	Ps.	12,126,481	88.14%
Speculative (2)
Argentina		-	0.00%		3,246	0.02%
Costa Rica		1,018,737	7.87%		951,809	6.92%
El Salvador		76,682	0.59%		85,626	0.62%
Guatemala		56,808	0.44%		195,876	1.42%
Honduras		372,237	2.88%		394,184	2.87%
Nicaragua		550	0.00%		863	0.01%
	Ps.	1,525,014	11.78%	Ps.	1,631,604	11.86%
	Ps.	12,940,760	100.00%	Ps.	13,758,085	100.00%

Below is the detail of Grupo Aval’s debt portfolio issued by Central Banks:

	December 31, 2017			December 31, 2016
			%			%
Investment Grade (1)	Ps.	-	0%	Ps.	-	0%

Speculative (2)
Costa Rica	Ps.	207,474	14.92%	Ps.	124,695	20.33%
Guatemala		876,271	63.00%		335,900	54.76%
Honduras		158,990	11.43%		30,891	5.04%
Nicaragua		148,234	10.66%		121,971	19.87%
	Ps.	1,390,969	100.00%	Ps.	613,457	100.00%
Total sovereign risk	Ps.	14,331,729		Ps.	14,371,542

(1)	Investment grade includes the risk rating of Fitch Ratings Colombia S.A o F1+ to F3, BRC of Colombia from BRC 1+ to BRC 3 and Standard & Poor’s from A1 to A3.
(2)	Speculative or non-investment grade level includes the risk rating of Fitch Ratings Colombia S.A. from B to E, BRC de Colombia from BRC 4 to BRC 6 and Standard & Poor’s from B1 to D.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

4.1.5	Loan and Counterparty Approval Process for banking subsidiaries

Each of Grupo Aval´s banking subsidiaries assumes the credit risk for both: the credit activity itself, which includes commercial, consumer, residential mortgage and microcredit credit operations; and treasury activities, including interbank loans, investment portfolio management, derivatives and foreign currency trading activities, among others. Despite being independent businesses, the nature of insolvency risk of the borrower or counterparty is similar and therefore the criteria in which they are evaluated is similar.

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

Althought each bank is responsible for its credit decisions and risk management, Grupo Aval as a holding, through the Corporate Risk Unit oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries´ loan portfolio, developments in industry, risks and opportunities. Grupo Aval also coordinates loan syndication among our banks to effectively leverage the combined equity of our banks and manage any risk issues.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

As of December 31, 2017 and 2016, a summary of the overdue portfolio by days past due is as follows:

			Arrears but not impaired
December 31, 2017	Current not impaired		From 1 to 30 days		From 31 to 60 days		From 61 to 90 days		Total in arrears but not impaired		Total impaired		Total portfolio

Commercial	Ps.	84,001,847	Ps.	1,062,814	Ps.	124,401	Ps.	91,658	Ps.	1,278,873	Ps.	4,255,774	Ps.	89,536,494
Consumer		44,677,006		1,881,589		593,525		295,676		2,770,790		2,708,335		50,156,131
Mortgage		13,886,169		536,926		165,971		69,120		772,017		445,347		15,103,533
Microcredit		296,613		38,827		9,285		6,230		54,342		58,733		409,688
Finance Leases (1)		10,010,568		401,444		50,032		26,855		478,331		678,031		11,166,930
Total loan portfolio value	Ps.	152,872,203	Ps.	3,921,600	Ps.	943,214	Ps.	489,539	Ps.	5,354,353	Ps.	8,146,220	Ps.	166,372,776

			Arrears but not impaired
December 31, 2016	Current not impaired		From 1 to 30 days		From 31 to 60 days		From 61 to 90 days		Total in arrears but not impaired		Total impaired		Total portfolio

Commercial	Ps.	78,780,803	Ps.	905,756	Ps.	109,524	Ps.	59,929	Ps.	1,075,209	Ps.	3,335,104	Ps.	83,191,116
Consumer		42,078,345		1,649,188		508,195		245,185		2,402,568		2,231,476		46,712,389
Mortgage		12,736,550		525,900		117,856		51,894		695,650		349,233		13,781,433
Microcredit		284,455		44,216		8,705		6,455		59,376		55,600		399,431
Finance Leases (1)		9,978,928		514,646		34,805		20,623		570,074		526,805		11,075,807
Total loan portfolio value	Ps.	143,859,081	Ps.	3,639,706	Ps.	779,085	Ps.	384,086	Ps.	4,802,877	Ps.	6,498,218	Ps.	155,160,176

(1)	See Note 11

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2017 and 2016, the following is a summary of the portfolio credit by risk level rating.

	December 31, 2017		December 31, 2016
Commercial
“A” Normal Risk	Ps.	82,217,135	Ps.	77,930,507
“B” Acceptable Risk		2,093,079		1,996,137
“C” Appreciable Risk		2,735,103		1,818,112
“D” Significant Risk		1,620,293		910,746
“E” Risk of nonrecoverability		870,884		535,614
		89,536,494		83,191,116
Consumer
“A” Normal Risk		45,794,015		42,956,173
“B” Acceptable Risk		1,364,520		1,240,377
“C” Appreciable Risk		1,232,881		1,169,752
“D” Significant Risk		1,256,089		984,334
“E” Risk of nonrecoverability		508,626		361,753
		50,156,131		46,712,389
Mortgage
“A” Normal Risk		14,208,051		13,104,010
“B” Acceptable Risk		324,925		247,334
“C” Appreciable Risk		326,237		234,954
“D” Significant Risk		79,707		62,383
“E” Risk of nonrecoverability		164,613		132,752
		15,103,533		13,781,433
Microcredit
“A” Normal Risk		341,194		337,391
“B” Acceptable Risk		11,871		11,687
“C” Appreciable Risk		6,742		9,432
“D” Significant Risk		7,342		7,523
“E” Risk of nonrecoverability		42,539		33,398
		409,688		399,431
Financial leasing
“A” Normal Risk		9,874,243		10,136,530
“B” Acceptable Risk		489,323		443,437
“C” Appreciable Risk		394,534		206,397
“D” Significant Risk		309,726		211,983
“E” Risk of nonrecoverability		99,104		77,460
Financial leasing portfolio gross balance	Ps.	11,166,930	Ps.	11,075,807
Gross balance of financial assets per credit portfolio	Ps.	166,372,776	Ps.	155,160,176

Based on the foregoing classifications, each bank prepares a list of clients who potentially could have an important impact on the financial results and assigns the staff to monitor each customer individually. This process includes working together to find solutions that will enable the debtor to meet its obligations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

4.1.7	Troubled debt restructuring business process.

Each banking subsidiary of Grupo Aval periodically carries out, at the request of the client, restructurings of obligations which have become troubled. Such restructurings generally consist of extensions of tenors, decrease of interest rates, partial write-off of indebtedness or payment with assets of the debtor or guarantor.

Our banking subsidiaries follow highly rigorous definitions and policies in this management process, so that it is performed in accordance with the best practices and in strict compliance with regulatory requirements. In connection to this, Grupo Aval´s banking subsidiaries have a detailed policy with regard to the aforementioned transactions.

The objective of granting such restructurings is to provide the client with a viable alternative to meet its obligations to the bank and to adapt to changing conditions.

When a loan is restructured due to a debtor´s financial difficulties, the debt is flagged within the records of each bank as a restructured credit in accordance with the regulations of the Superintendency of Finance. The restructuring process has a negative impact on the debtor’s rating, which can only be improved when the client has complied during a prudent period with the terms of the restructurings, its financial condition has improved or when sufficient additional guarantees have been obtained.

Restructured loans are included for impairment evaluation and determination of provisions. However, the marking of a credit as restructured does not necessarily imply its rating is impaired, because in some cases new guarantees are obtained supporting the obligation.

The following is the balance of restructured loans as of December 31, 2017 and 2016:

Restructured loans	December 31, 2017		December 31, 2016

Local	Ps.	2,674,637	Ps.	3,179,875
Foreign		643,756		526,703
Total restructured	Ps.	3,318,393	Ps.	3,706,578

4.1.8	Foreclosed assets business process

When persuasive collection processes or credit restructurings are not effective, a legal proceeding is carried out or an agreement is reached with the client for the receipt of assets as payment. Each bank has clearly established policies for receiving assets and has a separate department specialized in the management of these cases the receipt of assets and eventual sale.

During the years ended December 31, 2017 and 2016, the following is the total of foreclosed assets received and sold during such periods:

	December 31, 2017		December 31, 2016

Foreclosed assets received	Ps.	106,030	Ps.	220,400
Foreclosed assets sold		64,038		44,677

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

4.1.9	Credit worthiness of financial assets (excluding loan portfolio)

The following is the breakdown of the different financial assets excluding loan portfolio, by credit risk level and type of issuer based on the rating issued by the independent credit rating agency. A financial asset is considered investment grade if its credit rating is BBB- or higher by Standard & Poor's, or Baa3 or higher by Moody's, or F3 or higher by Fitch Ratings Colombia S.A, or BRC3 or higher by BRC of Colombia. A financial asset is considered speculative or non-investment grade if its credit rating is BB or lower by Standard & Poor's, or Ba or lower by Moody's, or B or lower by Fitch Ratings Colombia S.A, or BRC4 or lower by BRC of Colombia.

a)	Cash and cash equivalents

	December 31, 2017		December 31, 2016
Investment grade	Ps.	9,391,266	Ps.	10,978,574
Central Bank		3,820,538		3,598,126
Financial entities		5,570,728		7,338,920
Others		-		41,528
Speculative grade		6,679,084		5,887,086
Central Bank		5,993,380		5,381,681
Financial entities		685,704		505,405
Without grade or not available		461,461		428,797
Central Bank		1,469		1,724
Financial entities		459,909		426,826
Others		83		247
Cash and cash equivalent with third parties	Ps.	16,531,811	Ps.	17,294,457
Cash held by entity (**)		5,805,027		4,898,547
Total	Ps.	22,336,838	Ps.	22,193,004

(**) Cash held by Bank in custody in vaults, ATMs and cash.

b)	Held-for-trading investments

Debt securities

	December 31, 2017		December 31, 2016
Investment grade
Sovereign (*)	Ps.	1,231,219	Ps.	985,455
Other Public Entities(**)		70,064		79,789
Corporate		68,286		84,880
Financial Entities		1,007,540		959,085
Total investment grade	Ps.	2,377,109	Ps.	2,109,209
Speculative grade
Sovereign(*)	Ps.	92,931	Ps.	88,095
Central Banks		34,095		74,727
Financial Entities		129,985		71,871
Total Speculative grade	Ps.	257,011	Ps.	234,693
Without Grade or Not available
Corporate	Ps.	16,416	Ps.	-
Total Without Grade or Not available	Ps.	16,416	Ps.	-
	Ps.	2,650,536	Ps.	2,343,902

(*)  A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**) Derived from operations with government entities; including public administrations in general (plus regional and local).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

c)	Available-for-sale financial assets

Debt Securities

	December 31, 2017		December 31, 2016
Investment grade
Sovereign(*)	Ps.	10,157,239	Ps.	11,115,044
Other Public Entities(**)		662,702		569,312
Corporate		148,738		341,099
Financial Entities		2,975,485		2,149,641
Multilaterals		104,885		93,069
Total investment grade	Ps.	14,049,049	Ps.	14,268,165
Speculative grade
Sovereign(*)		1,432,083		1,543,509
Central Banks		1,356,874		538,731
Corporate		274,450		366,482
Financial Entities		642,592		822,729
Total Speculative grade	Ps.	3,705,999	Ps.	3,271,451
Without Grade or Not available
Corporate		563		82,663
Financial Entities		-		15,705
Total Without Grade or Not available	Ps.	563	Ps.	98,368
Default (***)
Corporate		34,516		24,749
Total Default		34,516		24,749
	Ps.	17,790,127	Ps.	17,662,733

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

d)	Held-to-maturity investments

	December 31, 2017		December 31, 2016
Investment Grade
Sovereign(*)	Ps.	27,288	Ps.	25,981
Other Public Entities(**)		2,839,286		2,484,078
Corporate		-		1,541
Financial Entities		8,635		-
Multilaterals		-		58,886
Total investment Grade	Ps.	2,875,209	Ps.	2,570,486
Without Grade or Not available
Financial Entities		23,830		-
Total Without Grade or Not available		23,830		-
	Ps.	2,899,039	Ps.	2,570,486

(*) A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)Derived from operations with government entities; including public administrations in general (plus regional and local).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

e)	Derivative instruments and hedging derivatives

The details of credit rating determined by independent credit rating agents of counterparties in trading asset derivative instruments and hedging derivative instruments are as follows.

Credit Worthiness	December 31, 2017		December 31, 2016
Investment Grade	Ps.	312,426	Ps.	528,823
Speculative		503		248
Without Grade or not available		70,724		101,617
Total	Ps.	383,653	Ps.	630,688

4.2	Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

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

All our banking and financial subsidiaries have functional and physical boundries between the Front Office, the Middle Office and the Back Office. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The risk management groups and the management help ensure that these risks are measured and closely monitored. A variety of limits and controls are designed to control price and liquidity risk. Market risk is monitored through various measures: statistically (using Value-at-Risk (“VaR”) and related analytical measures); by measures of position sensitivity; and through routine stress testing conducted in collaboration with the business units by the Market Risk Department. The material risks identified by these processes are summarized in reports produced by the Market Risk Department that are circulated to, and discussed with, senior management.

For purposes of our analysis, we have segmented market risk into two categories; trading book risk due to changes in interest rates and exchange rates, and the price risks of investments in equity securities and mutual funds.

4.2.1	Trading Book Risk

Grupo Aval´s financial subsidiaries trade financial instruments for various reasons. The following are the main ones.

·	To offer products tailored to specific customer needs. Some of these products are designed to hedge the financial risks of customers.

·	To take advantage of arbitrage among different yield curves, assets and markets, and to obtain returns with an adequate use of capital.

·	To hedge asset and liability risk positions on proprietary positions, to act on behalf of customers or to take advantage of arbitrage opportunities mainly in foreign exchange and interest rates in both local and foreign markets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

In carrying out these operations, Grupo Aval´s financial subsidiaries take risks, within a set of predetermined limits. These risks are mitigated with the use of derivative products and other financial instruments but mainly with the accomplishment of stablished limits that are permanently monitored by control areas.

The following is a breakdown of Grupo Aval’s financial assets and liabilities exposed to trading risk held at December 31, 2017 and 2016.

	December 31, 2017		December 31, 2016
Account
Financial assets
Debt financial assets
Trading	Ps.	2,650,536	Ps.	2,343,902
Available-for-sale		17,790,127		17,662,733
Total	Ps.	20,440,663	Ps.	20,006,635
Derivative instruments	Ps.	328,392	Ps.	502,209
Hedging derivatives		55,261		128,479
		383,653		630,688
Total financial assets	Ps.	20,824,316	Ps.	20,637,323
Liabilities
Derivative instruments		298,665		640,695
Hedging derivatives		13,464		43,436
Total financial liabilities		312,129		684,131
Net position	Ps.	20,512,187	Ps.	19,953,192

4.2.1.1	Description of Objectives, Policies and Processes to Manage Trading Risk

The financial subsidiaries of Grupo Aval participate in money markets, foreign exchange markets and capital markets to meet their needs and those of their customers, pursuant to established policies and risk levels. In this respect, they manage different portfolios of financial assets within the limits and risk levels allowed.

The risks assumed by Grupo Aval´s financial subsidiaries in transactions related to the trading or treasury book are consistent with the overall business strategy and its risk appetite; which is based on the market depth for each instrument, its impact on risk-weighted assets and regulatory capital, the profit budget established for each business unit, and the balance sheet structure.

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

There are several scenarios in which Grupo Aval´s financial subsidiaries exposed to trading risks.

· Interest Rate Risk

Grupo Aval's financial subsidiaries are exposed to interest rate risk as a result of its market-making activities and proprietary trading in interest rate sensitive financial instruments (e.g., risk arising from changes in the level or implied volatility of interest rates, the timing of mortgage prepayments, the shape of the yield curve and credit spreads for creditsensitive instruments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

· Foreign Exchange Risk

Grupo Aval's financial subdsidiary´s portfolios are exposed to foreign exchange rate and implied volatility risk as a result of making markets in foreign currencies and foreign currency options and from maintaining foreign exchange positions.

· Equity Price Risk and Mutual Fund Risk

Grupo Aval´s financial subsidiaries are exposed to equity price risk in specific investments and are exposed to mutual fund risk in short term investments in money market or mutual funds.

4.2.1.2	Risk Management

Grupo Aval banks and subsidiaries manage their trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging through the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, swaps and options). Our banks independently manage market risk associated with their trading activities. The holding monitors the amount of risk taken in order to ensure that it accomplishes the global appetite, throught a series of market risk indicators and informs that are monitored on a periodical basis.

Senior management and the boards of directors of the banking and financial subsidiaries and its financial subsidiaries play an active role in managing and controlling risk. They do so by analyzing a protocol of established reports and presiding over a number of committees that comprehensively monitor - both technically and fundamentally - the different variables that influence domestic and foreign markets. This process is intended to support strategic decisions.

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

The banking and financial subsidiaries market risk department independently review the trading portfolios on a regular basis from a market risk perspective utilizing VaR (internal models and standard) and other quantitative and qualitative risk measures and analyses. Each trading businesses and the market risk departments also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the market risk department. Reports summarizing material risk exposures are produced by the market risk departments and are disseminated to senior management.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The Boards of Directors and the Risk Committees of Grupo Aval´s financial subsidiaries approve a framework of limits based on the value-at-risk related to the annual budget.

Regulatory VaR (standard calculation)

The Regulatory VaR calculation is primarily used for the Superintendency of Finance’s solvency ratio calculations, any bank has internal models approved for capital purposes however they maintain internal models in order to manage their day to day risk and profit decisions.

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

Each company uses additional measurement tools in order to compensate VaR limitations, therefore Expected Shortfall analysis, stress test and back tests are part of the risk measurement tools in the banks and subsidiaries.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The methods used to measure VaR are assessed regularly and back-tested to check their efficiency. In addition, Grupo Aval´s banks and financial subsidiaries have tools to carry out portfolio stress and/or sensitivity tests, using extreme scenario simulations. Additionally, there are limits according to the "risk type" associated with each of the instruments comprising the different portfolios. These limits are related to sensitivity or impact on the value of the portfolio as a result of fluctuations of specific risk factors such as: interest rate (Rho), exchange rate (Delta) and volatility (Vega).

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

There is also a process to monitor the prices of fixed-income bonds issued abroad published by Infovalmer the local investment price provider. We monitor daily if there are any significant differences in prices provided by Infovalmer and those observed on the Bloomberg platform.

In addition, fixed income bonds are subject to a qualitative liquidity analysis to determine the market depth for this type of instruments.

Finally, the daily transaction monitoring process includes controlling different aspects of trading, such as terms of negotiation, non-conventional or off-market transactions, and related party transactions.

According to the standard model, the market value-at-risk (VaR) for Grupo Aval´s financial subsidiaries consolidated at their level at December 31, 2017 and 2016 was as follows:

	December 31, 2017		December 31, 2016
Bank	Value	Basis points of regulatory capital	Value	Basis points of regulatory capital
Banco Bogotá	829,846	109	579,486	81
Banco de Occidente	184,223	56	141,794	56
Banco Popular	125,265	79	120,572	85
Banco AV Villas	18,394	20	89,402	130
Corficolombiana	159,214	9	159,697	11

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2017 and 2016, for a ten-day horizon for each of our Colombian banking subsidiaries (including Corficolombiana). The averages, minimums and maximums are determined based on end-of-the-month calculations.

Banco de Bogotá S.A

Maximum, Minimum and Average VaR Values
December 31, 2017
	Minimum	Average	Maximum	Period end
Interest rate	309,368	342,043	400,828	321,121
Exchange rate	12,424	52,925	304,429	304,429
Shares	7,234	7,068	8,099	8,099
Mutual funds	187,698	184,582	196,197	196,197
VaR Portfolio	523,306	586,619	829,846	829,846

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Maximum, Minimum and Average VaR Values
December 31, 2016
	Minimum	Average	Maximum	Period end
Interest rate	324,908	496,788	711,827	346,303
Exchange rate	26,940	37,336	57,160	57,160
Shares	5,090	9,622	15,089	6,002
Mutual funds	149,082	160,274	170,020	170,020
VaR Portfolio	550,562	704,020	909,405	579,486

Banco de Bogota´s market risk weighted assets remained on average around 7.5 % of the total risk-weighted assets during the year ended December 31, 2017 and 5.5% on the year ended December 31, 2016.

Banco de Occidente S.A

Maximum, Minimum and Average VaR Values
December 31, 2017
	Minimum	Average	Maximum	Period end
Interest rate	140,044	162,463	184,209	174,379
Exchange rate	1,424	3,119	7,034	7,034
Shares	-	-	-	-
Mutual funds	2,580	2,702	2,811	2,811
VaR Portfolio	145,108	168,284	190,502	184,224

Maximum, Minimum and Average VaR Values
December 31, 2016
	Minimum	Average	Maximum	Period end
Interest rate	131,840	154,398	172,552	137,221
Exchange rate	1,488	2,172	3,567	2,029
Shares	-	-	-	-
Mutual funds	2,545	3,628	3,898	2,545
VaR Portfolio	137,343	160,199	177,946	141,794

Banco de Occidente´s market risk weighted assets remained on average around 5.9% of the total risk-weighted assets during the year ended December 31, 2017 and 4.2% for the year ended December 31, 2016.

Banco Popular S.A

Maximum, Minimum and Average VaR Values
December 31, 2017
	Minimum	Average	Maximum	Period end
Interest rate	103,535	115,033	122,910	119,856
Exchange rate	4	662	3,329	3,329
Shares	945	965	967	946
Mutual funds	1,019	1,085	1,203	1,134
VaR Portfolio	105,635	117,745	126,486	125,265

Maximum, Minimum and Average VaR Values
December 31, 2016
	Minimum	Average	Maximum	Period end
Interest rate	103,097	129,470	149,375	118,920
Exchange rate	17	703	2,551	273
Shares	732	813	947	764
Mutual funds	490	582	683	615
VaR Portfolio	104,583	131,567	150,964	120,572

Banco Popular´s market risk weighted assets remained on average around 7.5% of the total risk-weighted assets during the year ended December 31, 2017 and 9.6% on the year ended December 31, 2016.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Banco Comercial AV Villas S.A

Maximum, Minimum and Average VaR Values
December 31, 2017
	Minimum	Average	Maximum	Period end
Interest rate	12,563	37,998	89,381	14,206
Exchange rate	-	670	1,572	1,448
Shares	-	-	-	-
Mutual funds	481	1,394	6,373	2,741
VaR Portfolio	15,198	40,061	89,960	18,394

Maximum, Minimum and Average VaR Values
December 31, 2016
	Minimum	Average	Maximum	Period end
Interest rate	89,066	100,756	113,347	89,268
Exchange rate	0,3	307	862	7
Shares	-	-	-	-
Mutual funds	96	115	169	126
VaR Portfolio	89,243	101,178	114,065	89,402

Banco AV Villas´s market risk weighted assets remained on average around 2.2% of the total risk-weighted assets during the year ended December 31, 2017 and 13.6% on the year ended December 31, 2016.

Corficolombiana S.A

Maximum, Minimum and Average VaR Values
December 31, 2017
	Minimum	Average	Maximum	Period end
Interest rate	81,334	104,098	144,232	144,232
Exchange rate	656	2,332	4,041	4,041
Shares	9,691	10,601	11,072	10,800
Mutual funds	116	891	2,669	140
VaR Portfolio	95,312	117,460	159,214	159,214

Maximum, Minimum and Average VaR Values
December 31, 2016
	Minimum	Average	Maximum	Period end
Interest rate	130,771	219,143	282,081	141,553
Exchange rate	1,263	3,799	8,730	3,263
Shares	8,471	10,608	12,295	11,975
Mutual funds	373	2,140	3,498	2,906
VaR Portfolio	146,966	235,689	293,983	159,697

Corficolombiana´s market risk weighted assets remained on average around 32.3% of the total risk-weighted assets during the year ended December 31, 2017 and 23.6% on the year ended December 31, 2016.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

4.2.1.4	Investment Price Risk in Equity Instruments

Equity Investments

As stated above, variations in equity price risk measured based on the regulatory VaR methodology include both equity securities held for trading through profit or losses and non-strategic holdings. In addition, it does not discriminate between listed and unlisted equity investments or between those which consolidate and those which do not. It focuses on investments in non-financial institutions. Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. At December 31, 2017 and at December 31, 2016, the investment subject to regulatory VaR were holdings in Mineros S.A., with an outstanding position of 67.538 and 60.845 respectively.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2017 and 2016.

	At December 31,
	2017			2016
	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio
More than 36 months	67,538	9,928	100%	60,845	8,944	100.0%
Total	67,538	9,928	100%	60,845	8,944	100.0%

4.3	Structural foreign exchange risk

Grupo Aval´s financial subsidiaries have agencies and subsidiaries offshore and have assets and liabilities in foreign currencies and thus are exposed to changes in the exchange rates, primarily the United States Dollar. Foreign exchange risk is present when there are assets and liabilities denominated in foreign currency, when investments are made in subsidiaries and branches abroad and when there are loan portfolios, and obligations in foreign currency.

Banks in Colombia are authorized by the country’s central bank (Banco de la República) to trade currencies and to maintain balances in foreign currency in accounts abroad. Colombia law allows for banks to maintain a net daily asset or liability position in foreign currency, determined as the difference in foreign currency denominated rights and foreign currency denominated obligations including both on and off balance sheet positions. The average of this difference over three business days cannot exceed twenty percent (20%) of the entity´s regulatory capital. The three business day average in foreign currency can be negative without exceeding five percent (5%) of regulatory capital expressed in U.S. dollars.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

A substantial amount of Grupo Aval's foreign currency assets and liabilities are in U.S. dollars. Details on the assets and liabilities in foreign currency held by Grupo Aval at December 31, 2017 and 2016 are shown below:

December 31, 2017

Account	U.S. dollars (Millions)	Other currencies converted to U.S. dollars (Millions)	Total in Colombian pesos (Millions)
Financial assets
Cash and cash equivalents	3,541	1,052	13,706,552
Investments in debt securities held for trading	134	24	470,430
Investments in securities available-for-sale	2,564	631	9,532,417
Investments in debt securities held-to-maturity	17	-	50,695
Loan portfolio financial assets at amortized cost	16,217	4,500	61,817,662
Trading derivatives	91	1	274,691
Hedge derivatives	19	-	55,261
Other accounts receivable	161	202	1,083,678
Total financial assets	22,744	6,410	86,991,386

Account	U.S. dollars (Millions)	Other currencies converted to U.S. dollars (Millions)	Total in Colombian pesos (Millions)
Financial liabilities
Trading derivatives	85	1	256,865
Hedge derivatives	5	-	13,464
Customer deposits	14,572	4,909	58,087,999
Financial obligations	8,624	660	27,808,291
Accounts payable	437	-	1,304,929
Total financial liabilities	23,723	5,600	87,471,548
Net financial asset (liability) position	(979)	810	(480,162)

December 31, 2016

Account	U.S. dollars (Millions)	Other currencies converted to U.S. dollars (Millions)	Total in Colombian pesos (Millions)
Financial assets
Cash and cash equivalents	3,898	1,009	14,694,459
Investments in debt securities held for trading	172	-	516,926
Investments in securities available-for-sale	2,741	-	8,224,549
Investments in debt securities held-to-maturity	9	-	25,693
Trading derivatives	128	26	462,278
Loan portfolio financial assets at amortized cost	14,149	4,682	56,505,459
Other accounts receivable	318	-	955,677
Hedge derivatives	43	-	128,479
Total financial assets	21,458	5,717	81,513,520

Account	U.S. dollars (Millions)	Other currencies converted to U.S. dollars (Millions)	Total in Colombian pesos (Millions)
Financial liabilities
Trading derivatives	134	70	613,376
Hedge derivatives	14	-	43,436
Customer deposits	13,214	4,463	53,014,364
Financial obligations	9,219	-	27,664,167
Accounts payable	384	-	1,150,537
Total financial liabilities	22,964	4,533	82,485,880
Net financial asset (liability) position	(1,506)	1,184	(972,360)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

Had the peso value of the U.S. dollar increased by Ps. 10 Colombian pesos per U.S. dollar at December 31, 2017, Grupo Aval’s equity would have decrease by Ps. 1,534 (Ps.8,186 decrease in the year ended at December 31, 2016).

The foreign exchange effect on profit before taxes, Grupo Aval would have led to a decrease of Ps. 921 in the year ended December 31, 2017, (Ps.13,643 decrease in the year ended at December 31, 2016).

4.4	Structural Interest Rate Risk

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

The following table shows interest rates exposure for assets and liabilities at December 31, 2017 and 2016. In this table, fixed rate instruments are classified according to the maturity date and floating rate instruments are classified according to the re-pricing date. The following analysis includes all the global interest rate exposure in each bucket for our banks:

December 31, 2017

Assets	Less than one month		From one to six months		From six to twelve months		More than a year		Non- interest		Total
Cash and cash equivalents	Ps.	2,378,528	Ps.	-	Ps.	-	Ps.	-	Ps.	19,958,310	Ps.	22,336,838
Debt securities held for trading		169,328		497,031		580,030		1,404,147		-		2,650,536
Debt securities available-for-sale		495,315		1,537,630		1,300,390		14,456,792		-		17,790,127
Debt securities held-to-maturity		722,026		832,703		1,338,712		5,598		-		2,899,039
Service concession arrangements		-		-		-		2,282,611		-		2,282,611
Commercial loans and leases		21,760,032		43,162,885		7,089,736		27,416,241		-		99,428,894
Consumer loans and leases		10,003,247		8,953,299		1,731,816		29,694,533		-		50,382,895
Mortgages and housing leases		3,539,706		5,354,545		404,417		6,852,631		-		16,151,299
Microcredit loans and leases		26,553		18,028		38,197		326,910		-		409,688
Other accounts receivable		-		-		-		890,896		3,575,238		4,466,134
Total Assets	Ps.	39,094,735	Ps.	60,356,121	Ps.	12,483,298	Ps.	83,330,359	Ps.	23,533,548	Ps.	218,798,061

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Liabilities	Less than one month		From one to six months		From six to twelve months		More than a year		Non- interest		Total
Checking accounts	Ps.	20,597,270	Ps.	-	Ps.	-	Ps.	-	Ps.	15,420,332	Ps.	36,017,602
Time deposits		12,733,132		24,212,202		13,456,116		12,214,713		-		62,616,163
Saving deposits		55,778,677		-		-		-		-		55,778,677
Other deposits		-		-		-		-		472,782		472,782
Interbank and overnight funds		4,836,246		134,184		-		-		-		4,970,430
Borrowing from banks and other		3,249,799		5,801,906		2,200,184		6,953,431		-		18,205,320
Long-term debt		123,261		6,500,197		416,407		12,062,331		-		19,102,196
Borrowing from development entities		523,786		1,353,790		93,154		1,027,360		-		2,998,090
Total Liabilities	Ps.	97,842,171	Ps.	38,002,279	Ps.	16,165,861	Ps.	32,257,835	Ps.	15,893,114	Ps.	200,161,260

December 31, 2016

Assets	Less than one month		From one to six months		From six to twelve months		More than a year		Non- interest		Total
Cash and cash equivalents	Ps.	885,572	Ps.	-	Ps.	-	Ps.	-	Ps.	21,307,432	Ps.	22,193,004
Debt securities held for trading		584,277		354,424		249,249		1,155,952		-		2,343,902
Debt securities available-for-sale		97,048		151,277		5,882,444		11,531,964		-		17,662,733
Debt securities held-to-maturity		51,042		2,488,507		25,693		5,244		-		2,570,486
Service concession arrangements		-		-		-		2,072,674		-		2,072,674
Commercial loans and leases		19,446,228		54,284,920		4,799,382		14,618,681		-		93,149,211
Consumer loans and leases		4,060,610		8,528,968		1,387,001		32,951,418		-		46,927,997
Mortgages and housing leases		3,896,339		423,374		105,437		10,258,387		-		14,683,537
Microcredit loans and leases		3,183		18,536		34,455		343,257		-		399,431
Other accounts receivable		-		-		-		440,275		3,279,397		3,719,672
Total Assets	Ps.	29,024,299	Ps.	66,250,006	Ps.	12,483,661	Ps.	73,377,852	Ps.	24,586,829	Ps.	205,722,647

Liabilities	Less than one month		From one to six months		From six to twelve months		More than a year		Non- interest		Total
Checking accounts	Ps.	21,843,630	Ps.	-	Ps.	-	Ps.	-	Ps.	13,134,559	Ps.	34,978,189
Time deposits		9,250,329		23,292,407		10,725,534		14,737,874		-		58,006,144
Saving deposits		50,573,924		-		-		-		-		50,573,924
Other deposits		-		-		-		-		328,798		328,798
Interbank and overnight funds		6,171,336		144,381		-		-		-		6,315,717
Borrowing from banks and other		2,636,761		5,724,376		1,961,526		7,583,970		-		17,906,633
Long-term debt		2,463,493		4,715,900		753,451		10,635,392		-		18,568,236
Borrowing from development entities		448,532		1,289,977		173,197		813,989		-		2,725,695
Total Liabilities	Ps.	93,388,005	Ps.	35,167,041	Ps.	13,613,708	Ps.	33,771,225	Ps.	13,463,357	Ps.	189,403,336

As part of their management of interest rate risk, to complement the gap analysis our banks analyze the interest rate mismatches in terms of duration, between their interest-earning assets and their interest-earning liabilities. Different shocks to risk factors (for example Colombian interest rate) allow each bank to review the performance of the gap analysis and the financial margin to movements on the market variab+les. As of December 31, 2017, if interest rates had been 50 basis points lower with all other variables held constant, Grupo Aval's income from interest-bearing financial assets would have increased by Ps. 893,925 and the expense of financial liabilities with interest would have increased by Ps. 973,911. An increase of 100 basis points in interest rates would have increased the income of financial assets Ps. 1,787,849 and expenses for liabilities Ps. 1,947,823. A reduction of 50 or 100 basis points in interest rates would have reduced income and expenses in the same amounts.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

For the year ended on December 31, 2016, a 50 basis points increase in interest rates, with all the other variables constant, Grupo Aval´s revenue from interest earning financial assets would have increased by Ps. 849,370 and the expense from interest bearing financial liabilities would have increased by Ps. 931,643. A 100 basis points increase in interest rates would have increased revenues from by Ps. 1,698,740 and expenses by Ps. 1,863,286. A 50 or 100 basis point reduction in interest rates would have decreased income and expenses by the same amounts.

The following is a breakdown of interest bearing assets and liabilities, by interest rate type and by maturity, at December 31, 2017 and 2016.

December 31, 2017

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	-	Ps.	2,378,528	Ps.	-	Ps.	-	Ps.	19,958,310	Ps.	22,336,838
Debt securities held for trading		140,796		1,153,157		331,589		1,024,994		-		2,650,536
Debt securities available-for-sale		44,213		3,289,129		2,128,817		12,327,968		-		17,790,127
Debt securities held-to-maturity		2,841,714		51,727		-		5,598		-		2,899,039
Service concession arrangements		-		-		2,282,611		-		-		2,282,611
Commercial loans and leases		37,026,675		10,240,136		49,061,715		3,100,368		-		99,428,894
Consumer loans and leases		942,057		15,282,475		9,725,059		24,433,304		-		50,382,895
Mortgages and housing leases		74,604		477,646		9,695,527		5,903,522		-		16,151,299
Microcredit loans and leases		2,266		207,099		4,550		195,773		-		409,688
Other account receivables		-		-		842,173		107,559		3,516,402		4,466,134
Total Assets	Ps.	41,072,325	Ps.	33,079,897	Ps.	74,072,041	Ps.	47,099,086	Ps.	23,474,712	Ps.	218,798,061

	Under one year				Over one year				Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	-	Ps.	20,597,270	Ps.	-		-	Ps.	15,420,332	Ps.	36,017,602
Time deposits		10,785,649		33,777,955		7,605,647		10,446,912		-		62,616,163
Saving deposits		9,156,432		46,622,245		-		-		-		55,778,677
Other deposits		-		-		-		-		472,782		472,782
Interbank and overnight funds		106,495		4,863,935		-		-		-		4,970,430
Borrowing from banks and other		4,327,736		5,026,923		3,900,072		4,950,589		-		18,205,320
Long-term debt		534,852		851,809		6,772,587		10,942,948		-		19,102,196
Borrowing from development entities		373,707		11,399		2,608,953		4,031		-		2,998,090
Total Liabilities	Ps.	25,284,871	Ps.	111,751,536	Ps.	20,887,259	Ps.	26,344,480	Ps.	15,893,114	Ps.	200,161,260

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

December 31, 2016

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	-	Ps.	885,572	Ps.	-	Ps.	-	Ps.	21,307,432	Ps.	22,193,004
Debt securities held for trading		203,422		799,566		256,467		1,084,447		-		2,343,902
Debt securities available-for-sale		76,170		3,323,386		179,413		14,083,764		-		17,662,733
Debt securities held-to-maturity		2,486,514		78,860		3,928		1,184		-		2,570,486
Service concession arrangements		-		-		2,072,674		-		-		2,072,674
Commercial loans and leases		28,138,078		12,039,918		40,904,474		12,066,741		-		93,149,211
Consumer loans and leases		413,928		12,779,524		2,001,963		31,732,582		-		46,927,997
Mortgages and housing leases		83,339		324,246		5,363,330		8,912,622		-		14,683,537
Microcredit loans and leases		9,958		156,761		6,903		225,809		-		399,431
Other account receivables		-		-		440,275		-		3,279,397		3,719,672
Total Assets	Ps.	31,411,409	Ps.	30,387,833	Ps.	51,229,427	Ps.	68,107,149	Ps.	24,586,829	Ps.	205,722,647

	Under one year				Over one year				Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	-	Ps.	21,843,630	Ps.	-		-	Ps.	13,134,559	Ps.	34,978,189
Time deposits		13,079,866		29,792,727		6,057,772		9,075,779		-		58,006,144
Saving deposits		70,783		50,234,077		-		269,064		-		50,573,924
Other deposits		-		-		-		-		328,798		328,798
Interbank and overnight funds		712,355		5,603,362		-		-		-		6,315,717
Borrowing from banks and other		3,187,556		5,173,581		4,458,094		5,087,402		-		17,906,633
Long-term debt		1,314,956		4,234,039		4,737,643		8,281,598		-		18,568,236
Borrowing from development entities		529,843		-		2,195,852		-		-		2,725,695
Total Liabilities	Ps.	18,895,359	Ps.	116,881,416	Ps.	17,449,361	Ps.	22,713,843	Ps.	13,463,357	Ps.	189,403,336

4.5 Liquidity Risk

Liquidity risk management has always been a basic element of Grupo Aval business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests. Liquidity risk is related to the inability of Grupo Aval´s financial subsidiaries to fulfill their obligations with customers, financial market counterparties, lenders, suppliers, authorities or other stake holders at any given moment, in any currency and in any location.

Structural liquidity management aims to finance the activity recurring nature of each company under optimal terms of time and cost, avoiding taking unwanted liquidity risks. In Grupo Aval, the financing and liquidity model is decentralized and based on autonomous subsidiaries that are responsible for covering their own liquidity needs. Therefore, each entity reviews its available resources on a daily basis in order to control its liquidity risk.

Grupo Aval financial subsidiaries are responsible for covering the liquidity needs arising from its current and future activity. In consecuence, they will either take deposits from its customers in its area of influence, or by resorting to the wholesale markets where it operates. As a result, Grupo Aval financial subsidiaries have a considerable capacity to attract stable deposits, as well as a significant issue capacity in the wholesale markets.

The policies with respect to liquidity risk at Grupo Aval and our banks are directed at complying with the guidelines established by the Superintendency of Finance (which, in turn, follow some of the main guidelines of Basel II Accord of 2004). These guidelines require that Colombian banks establish a system for the administration of liquidity risks (Sistema de Administración de Riesgo de Liquidez) which includes the identification, measurement, control and monitoring functions required to ensure the management of day to day liquidity requirements, adjust to minimum requirements in terms of liquidity buffers and styablish liquidity contingency plans to deal with any unexpected situation.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The methodology for the assessment and measurement of liquidity risk at BAC has also stong standards and includes:

a) Generation of liquidity GAP analysis by currency for the short and long term, including normal and stressed scenarios. b) Coverage indicators by currency for sight and 30 days, in normal and stressed scenarios c) Prudential regulation indicators of maturity by currency for 1 and 3 months d) Indicator of liquidity coverage by currency according to regulatory provisions. e) Internal measurements to qualify liquidity risk by currency (global liquidity indicator).

Therefore, banks and other financial subsidiaries controlled by Grupo Aval are required to, and maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters, using a short-term liquidity index (Indicador de Riesgo de Liquidez), or “IRL,” that measures 7-, 15- and 30-day liquidity. This index is defined as the difference between adjusted liquid assets and net liquidity requirements. Liquid assets include total debt securities adjusted by market liquidity and exchange rate, excluding investments classified as “held to maturity” different from mandatory investments, Central Bank deposits and available cash. Net liquidity requirements are the difference between expected contractual asset and contractual and non-contractual liability cash flows. Cash flows from past due loans are not included in this calculation.

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

Resource availability is monitored on a daily basis, not only to meet reserve requirements, but also to forecast and/or anticipate potential changes in the entities´ liquidity risk profile and make the appropriate changes in strategy. The banks have liquidity warning indicators to analyze the current situation and to implement the adequate strategy. These indicators include the IRL (Indice de Riesgo de Liquidez) , deposit concentration levels and use of the Central Bank's discount window.

Senior management of Grupo Aval´s financial subsidiaries monitor the institutions’ liquidity situation and make the necessary decisions in the Asset and Liability Committees. These committees analyze the quality liquid assets that must be maintained, the tolerance in terms of liquidity management and minimum liquidity levels. Through the ALCO the senior management also approve policies regarding placement of excess liquidity, strategies for diversification of funding sources to prevent deposit concentration, hedging strategies and changes in the balance sheet structure.

Banks in Colombia and other countries must maintain cash on hand and in Central Bank deposits in order to comply with reserve requirements. The reserve requirement calculation is based upon the daily average of the different types of deposits on a biweekly basis. As of December 31, 2017 and 2016, all of Grupo Aval´s financial subsidiaries comply with reserve requirements. Details on the requested percentage in each country are shown below:

Requested Percentage
Country	Details	%
Colombia	Checking account and Savings accounts	11%
	Time deposits > 18 months	4.5%
Guatemala	Deposits and Capital raising	11.6%
El Salvador	1st Demand deposits (1)	25%
	2nd Demand deposits (2)	25%
	3rd Debt securities	50%
Honduras	Demand deposits	12%
	Mandatory investment in local currency	5%
	Mandatory investment in foreign currency	12%
Nicaragua	Daily, Liabilities in local and foreign currency	12%
	Biweekly, Liabilities in local and foreign currency	14%
Costa Rica	Deposits in local and foreign currency	15%
	Capital raising in local and foreign currency	15%

(1) This refer to demand deposits in Central Bank or overseas banks.

(2) This refer to demand deposits in Central Bank, overseas banks or debt securities issue by Central Bank.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

There are no reserve requirements for our subsidiaries located in Panama because there is no Central Bank to regulate such requirements

The following is a breakdown by different time of the Liquid Assets and the LRI – Liquidity Risk Indicator for the specified time band, reflect unconsolidated figures for each of our banks at December 31, 2017 and 2016.

December 31, 2017

Bank	Liquid assets available at the end of the year (1)	From 1 to 7 days (2)	From 8 to 15 days (2)	From 16 to 30 days (2)	From 31 to 90 days (2)
Banco de Bogotá	9,883,150	9,446,780	8,436,530	7,161,523	1,082,066
Banco Occidente	7,184,470	6,876,625	6,657,883	5,567,110	2,350,522
Banco Popular	2,905,827	2,629,285	2,332,527	1,726,392	(256,330)
Banco AV Villas	1,776,252	1,701,634	1,577,328	1,506,404	478,347
Corficolombiana	1,603,609	1,059,878	942,372	649,166	361,394

December 31, 2016

Bank	Liquid assets available at the end of the year (1)	From 1 to 7 days (2)	From 8 to 15 days (2)	From 16 to 30 days (2)	From 31 to 90 days (2)
Banco de Bogotá	10,058,552	8,732,532	5,604,879	3,786,496	(2,999,598)
Banco Occidente	3,882,343	3,453,308	3,158,023	2,638,916	1,081,962
Banco Popular	2,628,298	2,445,146	2,212,315	1,511,457	(212,024)
Banco AV Villas	1,952,334	1,723,991	1,554,462	1,206,529	56,614
Corficolombiana	1,475,836	871,378	795,495	490,178	(187,120)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The liquidity calculations described above assume normal liquidity conditions, according to the contractual flows and historical experience of each Bank. In extreme liquidity events caused by unusual deposit withdrawals, the Banks have contingency plans that include available credit lines with other financial institutions and access to special lines of credit with Colombia´s Central Bank, in accordance with current regulations. These lines of credit are granted when required and are collateralized by Colombian government securities and by a portfolio of high quality loans, as specified in the Central Bank regulations. Grupo Aval´s Banks and its financial subsidiaries did not access the Central Bank special lines of credit during the years ended at December 31, 2017 and 2016.

The following is a breakdown by contractual undiscounted cash flows of the financial assets and liabilities including contractual interest receivable and payable at December 31, 2017 and 2016.

December 31, 2017

Assests	Less than one month		From one to six months		From six to twelve months		More than a year		Non - Sensitive		Total
Cash and cash equivalents	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	23,420,225	Ps.	23,420,225
Investments in debt securities held for trading		913,190		310,701		619,023		1,316,239		-		3,159,152
Investments in securities available-for-sale		622,057		1,968,847		1,810,606		18,818,121		-		23,219,631
Investments in debt securities held-to-maturity		649,833		934,821		1,576,581		5,946		-		3,167,181
Commercial loans and leases		14,641,827		30,985,969		15,378,967		66,048,385		-		127,055,148
Consumer loans and leases		4,524,515		12,114,983		7,186,854		34,943,876		-		58,770,228
Mortgages and housing leases		263,314		1,228,796		1,434,850		28,060,685		-		30,987,645
Microcredit loans and leases		49,932		117,240		119,397		261,625		-		548,194
Trading derivatives		249,305		103,245		33,859		29,329		-		415,738
Hedging derivatives		52,122		2,657		1,752		-		-		56,531
Other accounts receivable		-		238		163		1,013,167		3,745,261		4,758,829
Other assets		-		-		-		-		482,636		482,636
Total Assets	Ps.	21,966,095	Ps.	47,767,497	Ps.	28,162,052	Ps.	150,497,373	Ps.	27,648,122	Ps.	276,041,139

Liabilities	Less than one month		From one to six months		From six to twelve months		More than a year		Non - Sensitive		Total
Checking accounts	Ps.	40,840,666	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	40,840,666
Time Deposits		9,583,488		21,734,913		15,150,201		21,094,851		-		67,563,454
Saving deposits		58,656,060		-		-		-		-		58,656,060
Other deposits		471,645		-		-		34,275		-		505,920
Interbank and overnight funds		4,274,983		166,891		-		-		-		4,441,874
Borrowing from banks and other		1,963,636		6,359,672		4,262,502		8,417,134		-		21,002,945
Long-term debt		52,468		5,780,195		531,963		18,902,134		-		25,266,760
Borrowing from development entities		36,954		258,909		301,372		4,338,700		-		4,935,935
Trading derivatives		120,429		377,898		3,918		7,107		-		509,351
Hedging derivatives		13,345		119		-		-		-		13,464
Other Liabilities		2,165,287		58,605		50,583		-		4,351,782		6,626,258
Total Liabilities	Ps.	118,178,961	Ps.	34,737,201	Ps.	20,300,540	Ps.	52,794,200	Ps.	4,351,782	Ps.	230,362,686

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

December 31, 2016

Assests	Less than one month		From one to six months		From six to twelve months		More than a year		Non - Sensitive		Total
Cash and cash equivalents	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	23,431,502	Ps.	23,431,502
Investments in debt securities held for trading		820,683		541,799		331,319		1,078,497		-		2,772,298
Investments in securities available-for-sale		944,879		1,531,453		1,506,568		16,979,066		-		20,961,966
Investments in debt securities held-to-maturity		529,014		880,233		1,219,842		17,888		-		2,646,977
Commercial loans and leases		11,627,160		22,248,731		14,210,565		56,169,672		-		104,256,128
Consumer loans and leases		5,039,323		10,345,530		6,034,277		35,590,184		-		57,009,314
Mortgages and housing leases		146,691		727,017		846,720		23,968,085		-		25,688,513
Microcredit loans and leases		39,582		116,175		129,340		263,682		-		548,779
Other accounts receivable		783,812		222,986		747,269		11,981		-		1,766,048
Trading derivatives		377,946		85,736		18,311		14,186		-		496,179
Hedging derivatives		123,672		3,540		4,607		-		-		131,819
Other assets		-		-		-		-		589,415		589,415
Total Assets	Ps.	20,432,762	Ps.	36,703,200	Ps.	25,048,818	Ps.	134,093,241	Ps.	24,020,917	Ps.	240,298,938

Liabilities	Less than one month		From one to six months		From six to twelve months		More than a year		Non - Sensitive		Total
Checking accounts	Ps.	35,176,430	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	35,176,430
Time deposits		9,280,758		24,443,943		12,490,712		15,013,753		-		61,229,166
Saving deposits		51,684,382		-		-		-		-		51,684,382
Other deposits		309,940		2,292		16,584		-		-		328,816
Interbank and overnight funds		5,877,059		476,679		-		-		-		6,353,738
Borrowing from banks and other		1,279,413		5,799,940		4,459,671		11,584,008		-		23,123,032
Long-term debt		2,166,658		1,233,436		1,241,972		14,775,950		-		19,418,016
Borrowing from development entities		28,507		251,343		244,463		3,105,206		-		3,629,519
Trading derivatives	Ps.	406,656	Ps.	164,753	Ps.	85,827	Ps.	86,295	Ps.	-	Ps.	743,531
Hedging derivatives		44,650		684		942		-		-		46,276
Other Liabilities		-		-		-		-		5,957,192		5,957,192
Total Liabilities	Ps.	106,254,453	Ps.	32,373,070	Ps.	18,540,171	Ps.	44,565,212	Ps.	5,957,192	Ps.	207,690,098

4.6	Regulatory capital management

Grupo Aval is not subject to requirements of minimum capital, consequently, regulatory capital management of Grupo Aval focuses on complying with requirements at the financial subsidiaries level, pursuant to the rules established under Colombian law and regulation or under the laws and regulation of the jurisdictions where the subsidiaries operate. Recently a new Financial Conglomerates regulation was issued (Law 1870 of 2017) and is possible that some capital requirements will be asked to Grupo Aval, however the Superintendency of Finance had not yet determined anything punctual.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Banks and financial corporations are subject to a “Total Solvency Risk Ratio” (Total Regulatory Capital/Risk Weighted Assets) of at least 9% and a “Basic Solvency Risk Ratio” (Basic Ordinary Regulatory Capital/Risk Weighted Assets) of at least 4.5%.

As of December 31, 2017 and 2016, all of Grupo Aval´s financial subsidiaries comply with minimum regulatory capital requirements.

Following is the detail of the calculation of the minimum regulatory capital, required for the entites regulated by the Superintendency of Finance:

Regulatory Capital	December 31, 2017
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
Regulatory Capital	16,749,137	4,007,636	2,090,131	1,195,815	2,666,487
Basic ordinary equity	10,870,598	3,123,860	1,774,823	1,060,749	2,295,929
Basic additional equity	5,878,538	883,776	315,309	135,066	370,558
Market Risk	9,220,514	1,660,535	1,391,833	204,852	1,769,041
Total assets weighted by risk	123,708,231	28,165,602	18,452,556	9,493,492	7,246,604
Total solvency risk index.	13.54%	13.44%	10.53%	12.33%	36.80%
Basic solvency risk index.	8.79%	10.47%	8.94%	10.94%	31.68%

Regulatory Capital	December 31, 2016
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Corficolombiana
Regulatory Capital	16,236,204	3,801,455	2,103,019	1,119,136	2,611,410
Basic ordinary equity	10,456,131	3,029,445	1,756,321	1,002,396	2,247,231
Basic additional equity	5,780,073	772,010	346,698	116,740	364,179
Market Risk	6,438,729	1,233,358	1,339,691	993,172	1,676,891
Total assets weighted by risk	116,745,434	29,588,532	18,919,825	9,768,306	7,114,069
Total solvency risk index.	13.91%	12.85%	11.12%	11.46%	36.71%
Basic solvency risk index.	8.96%	10.24%	9.28%	10.26%	31.59%

4.7	Operational Risk

Definition and objectives

Grupo Aval defines operational risk (OR) as “the risk of incurring losses due to failure on day to day processes, individual operations, systems supporting the business or external events".

Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas. Accordingly, all employees are responsible for managing and controlling the risks arising in their area of activity.

The aim pursued by Grupo Aval in operational risk control and management is primarily to identify, measure/assess, control/mitigate and report on this risk.

Grupo Aval’s priority, therefore, is to identify and mitigate any clusters of operational risk, irrespective of whether or not they have given rise to any losses. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

The most significant mitigation measures in the last year have focused on the improvement of security for customers in their day-to-day transactions, the management of internal and external fraud, the ongoing improvement of processes and technology, on taking steps to ensure that products are sold and services are provided in an appropriate manner.

During 2017, Grupo Aval continued to devote its full attention to cyber-security related risks, which affect all types of companies and institutions, including those in the financial sector. This situation, which is generating concern among entities and regulators, is prompting the adoption of preventive measures in order to be prepared for cyber-attacks.

Grupo Aval has a business continuity management system to ensure the continuity of the business processes in the event of a disaster or serious incident.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

4.8	Compliance risk

4.8.1	Scope, mission, definitions and objective

Grupo Aval and its subsidiaries are committed to the preservation of its reputation and integrity through compliance with applicable laws, regulations and ethical standards in each of the markets in which it operates. All employees are expected to adhere to these laws, regulations and ethical standards, and management of each bank and financial subsidiary is responsible for ensuring such compliance. Compliance is therefore an essential ingredient of good corporate governance.

The compliance function encompasses all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, product governance, consumer protection anticorruption and anti-bribery program, as well as the accomplishment with the Sarbanes Oxley standards.

The compliance function is independent of the business lines in all our banks and financial subsidiaries and promotes adherence to the rules, oversight requirements, principles and values of good conduct through all our companies. A corporate governance structure at Grupo Aval establishes standards, policies and best practices that apply to each company in order to enforce the minimum standard requirements the business units should follow on the development of their day to day rolls. The compliance or risk units in each bank and financial subsidiary enforce the appliance on a local basis of the corporate and internal policies providing advice and information in the interest of employees, customers, shareholders and supervisors.

Based on the current arrangement of the Group's three lines of defense, the compliance function is a second-line control function with access to the Board of Directors and its committees through the Chief Compliance Officer (CCO) and the Legal departments of each banks, who has access to these bodies on a regular basis. This structure is in line with banking regulatory requirements and supervisory expectations.

The Compliance and Operational Risk Unit assists Management at the entity level in identifying and assessing potential compliance issues, guides and educates staff on compliance laws, rules and standards, and performs a monitoring and reporting role. The Legal departments of the banks and financial subsidiaries, have the primary responsibility for identifying and interpreting compliance laws, rules and standards, and for providing assistance in drafting related policies and procedures. Internal Audit reviews the adequacy of controls established to ensure compliance with policies, plans, procedures and business objectives, in accordance with the Internal Audit annual planning and Colombian legal requirements

Even though the compliance roll involves assessing several potential risk efforts are mainly centered on the following fields:

1.	Anti-money laundering and terrorist financing:

Grupo Aval and our banks are directed at complying with the guidelines established by the Superintendence of Finance (which, in turn, follow the higher internationals standards). These guidelines require that Colombian banks establish a system for the administration of LAFT risks (Sistema de Administración de Riesgo de Lavado de Activos y Financiacion del terrorismo- SARLAFT) which includes the identification, measurement, control and monitoring functions to prevent and mitigate possible risk materializations such as money laundering and terrorist financing.

On a Corporate basis, monthly Corporate Committees are held with the participation of the leading Compliance Officers of the main related entities. Thought these spaces Grupo Aval enforce best practices that should be adopted by the companies, and a periodic review of the methodology, risk factors, risks materializations, etc. Depending on their importance, a follow-up assessment is made in these Committees to determine if there are gaps in the factors considered (ranging from policies, organization, knowledge of the client, identification of unusual operations, status of communications, acquisition, development and maintenance of systems, incident management, business continuity plans, degree of compliance, strategy, government and control architecture, among others.) and opportunities for improvement. At the same time, once stablished remediation plans have a corporate follow up in order to see that are executed in reasonable terms. On a local basis each Compliance Officer is required to report periodically to the Board of Directors the main findings, and assessment of the LAFT risk.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

2.	Anti-bribery and anti-corruption:

Without exception, Grupo Aval has designed controls such that it acts with integrity in all of its dealings and strictly prohibits bribery and corruption in any form. Anti-bribery and anti-corruption principles are stated in the Corporate Anti-Bribery and Corruption Policy and are summarized below:

·	Grupo Aval and all its subsidiaries must conduct its business fairly, honestly, accountably and transparently; therefore, all forms of bribery and corruption, including facilitation payments, are strictly prohibited

·	Gifts or entertainment must always be proportionate and reasonable and must have a legitimate purpose and must not create a conflict of interest or the perception thereof.

·	Donations, sponsorships are controlled, regulated by strict principles and should be reported to Compliance Officers

·	Questionable behavior should be challenged and rumors of improper payments or activities should be reported to management or could also be reported via the whistleblower reporting channels.

3.	Internal Control Standards:

The Internal Control System contributes to the achievement of the objectives of each entity, while ensuring that all its operations and activities are carried out in accordance with internal regulations and the regulations applicable to each of the Companies. Therefore, Grupo Aval is committed to have a solid Internal Control System that guarantees the sustainability and permanence of the Group's businesses over time; The Board of Directors of the companies through their Audit Committees must periodically review the elements and components of the system in order to develop the necessary corrective measures and improvements and the incorporation of the new national and international standards that regulate the matter. In this way, the Group will ensure that the Internal Control System complies, not only with the standards and practices that are applicable in Colombia, but with United States standards, such as the Sarbanes-Oxley Act, the requirements and recommendations of the NYSE and other norms and principles that regulate the Internal Control and its disclosure in both markets, especially those contained in COSO 2013 and their respective updates.

4.8.2	Governance

The Board of Directors is responsible, as part of its general supervisory function, for approving the appointment of the person responsible for the compliance function, as well as for its framework and its development policies. In addition, the Board of Directors is in charge of Grupo Aval's general code of conduct and the frameworks developed by the compliance function

The person responsible for the compliance function reports to the Board of Directors and its committees on a quarterly basis.

It is worth mentioning the appropriate coordination is in place with the operational risk function, which compiles the various loss events arising from compliance and conduct risks and reports them to the Board of Directors and its committees, after combining all of Grupo Aval´s risks.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

4.9	Legal Risk

Grupo Aval´s Legal Division supports operational risk management in its particular area of expertise. Specifically, this division defines and institutes the necessary procedures to adequately control the legal risks inherent in banking operations, making sure legal risks are well mitigated, these controls meet legal standards. It also analyzes and drafts contracts for operations carried out by the different business units.

As to the legal situation of each subsidiary the legal division ensures, the respective contingencies have been provisioned appropriately and whenever required. Grupo Aval has assessed the claims filed against it, based on the analysis and opinions of the lawyers in charge.

With regard to copyrights, Grupo Aval and each of its subsidiaries only uses software or licenses that have been legally acquired and only allows officially licenced software to be used on its computers.

Details of the litigation filed against Grupo Aval are provided in Note 23 and 27 to the financial statements.

NOTE 5 – ESTIMATION OF FAIR VALUE

The fair value of the financial assets and liabilities traded in active markets (such as financial assets in debt securities, equity securities and derivatives actively listed in stock exchanges or interbank markets) is based on dirty prices supplied by a price vendor.

An active market is a market wherein transactions for assets or liabilities are carried out with sufficient frequency and volume in order to provide price information on an ongoing basis. A dirty price includes accrued and pending interest on the security, as from the date of issuance or last payment of interest, until the date in which the purchase and sale operation is due. The fair value of financial assets and liabilities that are not traded in an active market is determined through appraisal techniques determined by the price supplier or by the management of Grupo Aval’s entities. Appraisal techniques used for non-standardized financial instruments such as options, foreign exchange swaps and derivatives of the over-the-counter market, which include the use of interest rate or currency assessment curves built by providers and extrapolated to the specific conditions of the instrument being appraised, discounted cash flow analysis, options pricing models and other valuation techniques commonly used by market participants who rely mostly on market data and the least possible on specific data of entities.

Grupo Aval may use models developed internally for financial instruments with no active markets. These models are usually based on valuation techniques and methods generally standardized in the financial sector. The valuation models are mainly used for appraising financial equity instruments not listed on the stock exchange, debt certificates and other debt instruments for which the markets were or have been inactive during the financial period. Some inputs of these models may not be observable in the market and are therefore estimated based on assumptions.

The output of a model is always an estimate or approximation of a value that cannot be determined with certainty, and the valuation techniques used may not fully reflect all the factors relevant to the positions of Grupo Aval. Therefore, the appraisals are adjusted, if necessary, to allow for additional factors, including country risk, liquidity risks and counterparty risks.

The fair value hierarchy has the following levels:

·	Level 1 inputs are quoted prices (unadjusted) in active markets for assets or liabilities identical to those which the entity can access as of the date of measurement.
·	Level 2 inputs are inputs different than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly in non-active markets.
·	Level 3 inputs are unobservable inputs for the asset or liability.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, this measurement is classified as Level 3. The assessment of the importance of a particular input to the measurement of fair value in whole requires judgment, taking into account specific factors of the asset or liability.

Determining what is deemed as 'observable' requires a significant judgment by Grupo Aval. Grupo Aval considers as observable data the market data which is already available, distributed or updated by the price suppliers, and it is reliable and verifiable, with no property rights, and provided by independent sources which are actively involved in the reference market.

5.1	Measurements of Fair Value on a Recurring Basis

Measurements of fair value on a recurring basis are those required or allowed in statement of financial position at the end of each accounting period.

The following table presents an analysis, within the hierarchy of fair value, of Grupo Aval´s assets and liabilities (by class), measured at fair value as of December 31, 2017 and 2016 on a recurring basis.

December 31, 2017

	Level 1		Level 2		Level 3		Total
Assets

Held for trading debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	1,104,829	Ps.	124,777	Ps.	-	Ps.	1,229,606
Securities issued or secured by other entities of the Colombian Government		-		48,355		-		48,355
Securities issued or secured by other financial entities		-		833,860		-		833,860
Securities issued or secured by entities of the Non-financial sector		-		17,869		-		17,869
Other		-		37,442		12,975		50,417

In Foreign Currency
Securities issued or secured by Colombian Government		-		1,613		-		1,613
Securities issued or secured by other entities of the Colombian Government		-		21,709		-		21,709
Securities issued or secured by foreign Governments		-		92,931		-		92,931
Securities issued or secured by central banks		-		34,095		-		34,095
Securities issued or secured by other financial entities		-		303,665		-		303,665
Other		-		16,416		-		16,416
Total held for trading debt securities	Ps.	1,104,829	Ps.	1,532,732	Ps.	12,975	Ps.	2,650,536
Investments in debt securities available-for-sale
In Colombian Pesos
Securities issued or secured by the Colombian Government		7,668,545		224,009		-		7,892,554
Securities issued or secured by other entities of the Colombian Government		-		92,008		-		92,008
Securities issued or secured by other financial entities		-		263,633		-		263,633
Securities issued or secured by entities of the Non-financial sector		-		2,326		-		2,326
Other		-		563		6,627		7,190

In Foreign Currency
Securities issued or secured by Colombian Government		-		1,592,371		-		1,592,371
Securities issued or secured by other entities of the Colombian Government		-		570,694		-		570,694
Securities issued or secured by foreign Governments		29,604		2,074,793		-		2,104,397
Securities issued or secured by central banks		-		1,356,874		-		1,356,874
Securities issued or secured by other financial entities		456,354		2,898,090		-		3,354,444
Securities issued or secured by entities of the Non-financial sector		-		322,143		-		322,143
Other		-		231,493		-		231,493
Total investments in debt securities available-for sale	Ps.	8,154,503	Ps.	9,628,997	Ps.	6,627	Ps.	17,790,127
Total investments in debt securities	Ps.	9,259,332	Ps.	11,161,729	Ps.	19,602	Ps.	20,440,663

Equity securities
Trading equity securities		28,659		2,095,160		25,341		2,149,160
Investments in equity securities available-for-sale		768,336		55,697		-		824,033
Total equity securities	Ps.	796,995	Ps.	2,150,857	Ps.	25,341	Ps.	2,973,193

Held for trading Derivatives
Currency Forward		-		222,377		1,578		223,955
Bond Forward		-		731		-		731
Interest Rate Swap		-		52,970		-		52,970
Currency Swap		-		33,104		-		33,104
Currency Options				17,632		-		17,632
Total held for trading derivatives	Ps.	-	Ps.	326,814	Ps.	1,578	Ps.	328,392
Hedging Derivatives
Currency Forward		-		55,261		-		55,261
Total hedging derivatives	Ps.	-	Ps.	55,261	Ps.	-	Ps.	55,261
Other financial assets at fair value through profit or loss
Financial assets in concession contracts		-		-		2,282,611		2,282,611
Total financial assets designated at fair value	Ps.	10,056,327	Ps.	13,694,661	Ps.	2,329,132	Ps.	26,080,120
Non- financial assets
Biological assets		-		-		66,139		66,139
Investment properties		-		-		783,794		783,794
Total non- financial assets	Ps.	-	Ps.	-	Ps.	849,933	Ps.	849,933
Total assets at fair value on recurring basis	Ps.	10,056,327	Ps.	13,694,661	Ps.	3,179,065	Ps.	26,930,053

Liabilities
Trading Derivatives
Currency Forward		-		142,760		1,812		144,572
Bond Forward		-		1,107		-		1,107
Interest Rate Swap		-		40,693		-		40,693
Currency Swap		-		79,263		-		79,263
Currency Options		-		33,030		-		33,030
Total trading derivatives	Ps.		Ps.	296,853	Ps.	1,812	Ps.	298,665
Hedging Derivatives
Currency Forward		-	Ps.	13,464	Ps.	-	Ps.	13,464
Total hedging derivatives	Ps.	-		13,464		-		13,464
Total liabilities at fair value on recurring basis	Ps.	-	Ps.	310,317	Ps.	1,812	Ps.	312,129

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

December 31, 2016

	Level 1		Level 2		Level 3		Total
Assets

Held for trading debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	887,218	Ps.	78,521	Ps.	-	Ps.	965,739
Securities issued or secured by other entities of the Colombian Government		-		38,400		-		38,400
Securities issued or secured by other financial entities		-		737,884		-		737,884
Securities issued or secured by entities of the Non-financial sector		-		18,657		-		18,657
Other		-		54,085		12,210		66,295

In Foreign Currency
Securities issued or secured by Colombian Government		-		19,716		-		19,716
Securities issued or secured by other entities of the Colombian Government		330		20,747		-		21,077
Securities issued or secured by foreign Governments		-		88,095		-		88,095
Securities issued or secured by central banks		-		74,727		-		74,727
Securities issued or secured by other financial entities		-		313,129		-		313,129
Other		-		183		-		183
Total held for trading debt securities	Ps.	887,548	Ps.	1,444,144	Ps.	12,210	Ps.	2,343,902
Investments in debt securities available-for-sale
In Colombian Pesos
Securities issued or secured by the Colombian Government		8,281,946		922,232		-		9,204,178
Securities issued or secured by other entities of the Colombian Government		-		79,435		-		79,435
Securities issued or secured by other financial entities		-		120,795		-		120,795
Securities issued or secured by entities of the Non-financial sector		-		17,923		-		17,923
Other		-		685		15,167		15,852

In Foreign Currency
Securities issued or secured by Colombian Government		-		1,371,029		-		1,371,029
Securities issued or secured by other entities of the Colombian Government		22,550		467,327		-		489,877
Securities issued or secured by foreign Governments		-		2,083,345		-		2,083,345
Securities issued or secured by central banks		-		538,731		-		538,731
Securities issued or secured by other financial entities		375,798		2,580,127		-		2,955,925
Securities issued or secured by entities of the Non-financial sector		80,638		500,152		-		580,790
Other		-		204,853		-		204,853
Total investments in debt securities available-for-sale	Ps.	8,760,932	Ps.	8,886,634	Ps.	15,167	Ps.	17,662,733
Total investments in debt securities	Ps.	9,648,480	Ps.	10,330,778	Ps.	27,377	Ps.	20,006,635

Equity securities
Trading equity securities		3,233		1,744,381		-		1,747,614
Investments in equity securities available-for-sale		655,096		74,683		-		729,779
Total equity securities	Ps.	658,329	Ps.	1,819,064	Ps.	-	Ps.	2,477,393

Held for trading Derivatives
Currency Forward		-		391,370		-		391,370
Interest Rate Swap		-		39,780		-		39,780
Currency Swap		-		44,594		-		44,594
Currency Options		-		26,313		-		26,313
Interest Rate Options		-		152		-		152
Total held for trading derivatives	Ps.	-	Ps.	502,209	Ps.	-	Ps.	502,209
Hedging Derivatives
Currency Forward		-		128,479		-		128,479
Total hedging derivatives	Ps.	-	Ps.	128,479	Ps.	-	Ps.	128,479
Other financial assets designated at fair value through profit or loss
Financial assets in concession contracts		-		-		2,072,674		2,072,674
Total financial assets designated at fair value	Ps.	-	Ps.	-	Ps.	2,072,674	Ps.	2,072,674
Non- financial assets
Biological assets		-		-		48,002		48,002
Investment properties		-		-		610,188		610,188
Total non- financial assets	Ps.	-	Ps.	-	Ps.	658,190	Ps.	658,190
Total assets at fair value on recurring basis	Ps.	10,306,809	Ps.	12,780,530	Ps.	2,758,241	Ps.	25,845,580

Liabilities
Trading Derivatives
Currency Forward		-		408,903		-		408,903
Securities Forward		-		1,492		-		1,492
Interest Rate Swap		-		25,827		-		25,827
Currency Swap		-		164,906		-		164,906
Currency Options		-		39,567		-		39,567
Total trading derivatives	Ps.	-	Ps.	640,695	Ps.	-	Ps.	640,695
Hedging Derivatives
Currency Forward		-		43,436		-		43,436
Total hedging derivatives	Ps.	-	Ps.	43,436	Ps.	-	Ps.	43,436
Total liabilities at fair value on recurring basis	Ps.	-	Ps.	684,131	Ps.	-	Ps.	684,131

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

5.2	Items Measurements at Fair Value on a Non-recurring Basis

Grupo Aval is required, on a nonrecurring basis to adjust the carrying value of certain assets and liabilities or provide valuation allowances. These assets or liabilities primarily include impaired collateralized loans and non-current assets held for sale. The fair value of these assets which are classified as Level 3 are determined using pricing models, discounted cash flow methodologies, a current replacement cost or similar techniques, using internal models or external experts with sufficient experience and knowledge of the real estate market or of assets being appraised. Generally, these appraisals are carried out by references to market data or based on the replacement cost, when sufficient market data is not available.

The following table present Grupo Aval’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2017 and 2016 at fair value less cost of sale:

December 31, 2017
	Level 1		Level 2		Level 3		Total

Impaired collateralized loans	Ps.	-	Ps.	-	Ps.	701,948	Ps.	701,948
Non- current assets held for sale		-		-		101,382		101,382
	Ps.	-	Ps.	-	Ps.	803,330	Ps.	803,330

December 31, 2016
	Level 1		Level 2		Level 3		Total

Impaired collateralized loans	Ps.	-	Ps.	-	Ps.	657,080	Ps.	657,080
Non- current assets held for sale		-		-		259,528		259,528
	Ps.	-	Ps.	-	Ps.	916,608	Ps.	916,608

5.3	Fair Value determination

Level 1 financial instruments are those traded in an active market. Their fair value was established according to quoted prices (unadjusted) supplied by the price vendor, which are determined using the weighted averages of transactions carried out during the trading day.

Level 2 financial instruments as those traded in non-active market, the following table provides information about valuation techniques and significant inputs when measuring assets and liabilities.

	Valuation technique	Significant inputs (1)
ASSETS
Investments in debt securities at fair value through profit or loss
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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

	Valuation technique	Significant inputs (1)
In Foreign Currency
Securities issued or secured by the Colombian Government	Market Price	Quoted Prices Estimated Prices (2)
Securities issued or secured by Colombian government entities	Discounted cash flow	Estimated Prices (2)
Securities issued or secured by foreign governments	- Internal Model - Market Price

-   Discounted cash flows using yields from similar securities outstanding

-   Market Price or price calculated based on benchmarks set by price providers methodologies

-   Bloomberg Generic / Bloomberg Valuation

Securities issued or secured by Central Banks	- Internal Model - Market Price	- Discounted cash flows using yields from similar securities outstanding - Market Price or price calculated based on benchmarks set by price providers methodologies
Securities issued or secured by other financial entities	- Discounted cash flow - Internal Model - Market Price	- Estimated Prices (2) - Quoted Price or price calculated based on benchmarks set by price providers methodologies - Bloomberg Generic / Bloomberg Valuation
Securities issued or secured by non-financial sector entities	- Market Price	- Average Price - Quoted Price - Bloomberg Generic
Other	- Discounted cash flow - Internal Model - Market Price	- Estimated Prices (2) - Theoretical Price Mutual Funds which by the end of the month capitalize or pay interests - Quoted Price

Equity securities
Corporate Stock	Market Price	Estimated Prices (2)
Investment Funds	Market Price	Market value of underlying assets, less management and administrative fees
Pension and severance funds (3)	Market Price	Market value of underlying assets, less management and administrative fees

Trading Derivatives
Foreign Currency Forward		- Underlying asset price
Debt securities Forward		- Currency curve by underlying asset
Interest rate Swap	Discounted cash flow	- Forward Exchange rates curve of the operation’s currency
Cross Currency Swap		- Implicit curves of Exchange rates forwards
Swap (others)		- Swap curves by underlying asset
Currency Options		- Implicit volatilities matrixes and curves

Hedging Derivatives
Currency Forward	Discounted cash flow	Curves by currency

LIABILITIES
Derivatives held for trading
Foreign Currency Forward		- Underlying asset price
Debt securities Forward		- Currency curve by underlying asset
Interest rate Swap	Discounted cash flow	- Forward Exchange rates curve of the operation’s currency
Currency Swap		- Implicit curves of exchange rates forwards
Swap (others)		- Swap curves by underlying asset
Currency Options		- Implicit volatilities matrixes and curves

Hedging Derivatives
Foreign Currency Forward		- Underlying asset price
Interest rate Forward		- Currency curve by underlying asset
	Discounted cash flow	- Forward Exchange rates curve of the operation’s currency
Interest rate Swap		- Implicit curves of Exchange rates forwards
- Swap curves by underlying asset
- Implicit volatilities matrixes and curves

(1)	Supplied by the price vendor
(2)	Estimated Price: A valuation model is made by the price vendor when it is not able to supply quoted prices (unadjusted) for each security. This model is the basis for the construction of the valuation margin of the securities that is represented on the assigned curve or reference rate. This margin remains constant on the assigned curve or reference rate when calculating the theoretical valuation price.
(3)	The subsidiary Porvenir S. A. according to Colombian rules is required to invest to 1% of its total assets under management from severance and mandatory pension funds.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The following table provides information about valuation techniques and significant unobservable inputs when measuring Level 3 assets and liabilities at recurring fair value.

	Valuation technique	Significant inputs
ASSETS
Investments in debt securities at fair value through profit or loss
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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

(1)	Mortgage-Backed Securities

Titularizadora Colombiana S.A issued mortgage securitizations. Following is the valuation under 3 scenarios, these scenarios are based on projections that, consider different prepayment and delinquency assumptions. The following table shows the sensitivity analysis of this fair value under three different scenarios.

December 2017
	Baseline scenario (i)		Favorable scenario (ii)		Unfavorable scenario (iii)
Ps.	19,602	Ps.	80	Ps.	(95)

December 2016
	Baseline scenario (i)		Favorable scenario (ii)		Unfavorable scenario (iii)
Ps.	27,377	Ps.	302	Ps.	(343)

(i)	Fair value as of December 31, 2017 and 2016 calculated based on valuation scenario, considers 12-month Moving Average Prepayment between 12.4% and 15.8% and 12.3% and 16.0% respectively, and 1 Time Delinquency Curve.
(ii)	Pre-payment of 10% and 1 time delinquency curve
(iii)	Pre-payment of 20% and 1 time delinquency curve

(2)	Financial assets under concession contracts

Promigas and subsidiaries designated some of their financial assets under concession contracts at fair value; the discounted cash flows method of was used to determine their fair value.

The assumptions for the calculation of the financial assets were:

·	Financial assets were calculated taking into account the expiration date of each concession contract.
·	The calculation was carried out in proportion to the expiration of each of the concession contracts in force.
·	Only the operational cash flows of these assets under concession were taken into account.

The components of the calculations are as follows:

·	Free cash flow generated solely by assets under concession.
·	Expiration period of the concession.
·	Amount in-perpetuity of the Free Cash Flow (FCF) of the year, estimated factoring a growth in the residual amount between 3% and 1% for 2017 and 2016, each.
·	Current amount of the residual amount Weighted Average Cost of Capital (WACC), estimated taking into account an interest rate between 9.20 % and 8.42% each year.
·	Financial Income: Annual adjustment of the amount of the financial asset to WACC (*).

(*) Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each concession contract, updated annually. The following variables were used for determining the WACC:

·	Beta Unlevered USA (Oil/Gas Distribution): Damodaran. [Betaunlevered 0.69, in 2016]
·	Risk Free Rate, Source: Geometric Average 10 years of American bonds “T-Bonds”.
·	Marker Return, Source: Geometric Average 10 years Damodaran “Stocks” USA.
·	Market Premium: Market Return – Risk Free Rate
·	Country Risk Premium: Average last 5 years EMBI (Difference between 10 year Colombian sovereign bonds and 10 year “T-Bonds”). Damodaran
·	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Sensitivity analysis

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to Government entities at the expiration date of the contracts. The fair value of the financial asset at December 31, 2017 is Ps. 2,282,611 and Ps. 2,072,674 at December 31, 2016.

	December 31, 2017				December 31, 2016
Variable	+100 bps		-100 bps		+100 bps		-100 bps
WACC	Ps.	(608,164)	Ps.	949,005	Ps.	(534,128)	Ps.	810,001
Growth rate		520,052		(362,867)		434,225		(293,491)

(3)	Biological Assets

Fair value of Grupo Aval subsidiaries’ “biological assets”, which correspond to agricultural activities related to biological assets (animals or plants), is estimated based on internal reports prepared by the companies who own such assets. Fair value of biological assets is determined using valuations performed by experienced internal professionals, using discounted cash flow models. Since no comparable market exist for the biological assets, given their nature, their fair value is determined using discounted cash flows models for each biological asset, based on estimated future quantities of crops, prices, harvesting costs, and maintenance and crop yields, among others, discounted using a risk-free rate adjusted by an appropriate risk premium. See note 15.

The main assumptions used for determining the fair value of the principal biological assets are as follows:

1.	Biological assets growing in rubber crops:

The price of natural rubber was forecasted based on the average of the last 3 years of the Technically Specified Rubber (TSR20) per ton since December, 2015 and averaged with the future prices of the next 3 months Ps. 4.6 (USD $1,542.8) as of December 31, 2017, Ps. 5.5 (USD $1,816.6) as of December 31, 2016 and Ps. 6.7 (USD$2,136) as of December 31, 2015, in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually based on the expected US inflation rate.

Yield per hectare: Based on the crop composition and the planting year of the different clones, we forecasted a stepwise yield per hectare starting in year 7 after plantation and stabilizing after year 10.

Year	Tons of rubber per hectare per year
Year 7	0.60
Year 8	0.90
Year 9	1.40
Year 10 and other	1.80

Costs and administrative expenses: Costs are forecasted considering the different activities incurred during the life of a rubber project. A cost per hectare is forecasted for every key activity such as crop establishment, maintenance of immature plant and maintenance and harvest of mature plants.

Discount rate: Based on the data for the “Farming/Agriculture” sector of Damodaran Online’s Global Markets data base, a cost of equity of 15.23% was defined. Additionally, a cost of debt of 5.84% was defined based on existing debt market conditions. Based on the above, the discount rate, or WACC, was determined to be 11.71%.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

2.	Biological assets growing in African palm crops:

The price of African palm Ps. 1.9 (USD $650.58) per ton as of December 31, 2017 and Ps. 1.8 (USD $606.20) per ton as of December 31, 2016 was forecasted based on the average price of palm oil since 2015, in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually with the expected US inflation rate.

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

Yield per hectare: Based on the crop composition and the re-planting year of the crops, which started in 2006, we forecasted a stepwise yield per hectare for each plantation as follows:

Year	Tons of fresh fruit per hectare
0 to 3	-
4	4.25
5	9.91
6	11.73
7	21.58
8 to 25	21.80
More than 25	36.10

Extraction rate: The oil extraction rate (OER) is a factor that defines the amount of crude palm oil that is produced. The OER varies depending on the age of the plantation, and was forecasted based on the following table:

Year	Extraction Rate (%)
0 to 3	19
4	23
5	23
6	23
7	23
8 to 25	23
More than 25	21
Weighted average	22.14

Costs and administrative expenses: Costs are forecasted considering the different activities that are incurred during the life of an African palm crop. A cost per hectare is forecasted for every key activity such as crop establishment, maintenance and exploitation, harvest and transport.

Discount rate: Based on the data for the “Farming/Agriculture” sector of Damodaran Online’s Global Markets data base, a cost of equity of 15.23% was defined. Additionally, a cost of debt of 5.84% was defined based on existing debt market conditions. Based on the above, the discount rate, or WACC, was determined at 11.71%.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Sensitivity analysis of Biological Assets at fair value

As a result of its investment in Corficolombiana, Grupo Aval´s assets include certain biological assets, that consist primarily of African palm oil and rubber. Grupo Aval does not produce African palm oil from Malaysia, or sells its product in the Rotterdam market. However, Grupo Aval has knowledge that the price of African palm oil and rubber is highly correlated to trade at both markets.

If the average price of technically specified rubber (TSR20) and crude palm oil (CPO) had been 5% higher or lower in 2017 and 2016, with all the other variables remaining constant and excluding the effect of hedging activities, Grupo Aval’s profits for the period, before taxes, would have been the following, including only the product growing on bearer plants.

Rubber Plantations

	TSR20 reference price USD/ton	Change in fiscal year- end price	Value of the biological asset	Effect on profits before taxes
	1,620	5%	25,366	10.762
Dec-17	1,543	-	24,158	9.554
	1,466	(5)%	22,950	8.346
	1,907	5%	15,628	9.888
Dec-16	1,817	-	14,606	8.899
	1,726	(5)%	13,584	7.910

African Palm Plantations

	CPO reference price USD/ton	Change in fiscal year- end price	Value of the biological asset	Effect on profits before taxes
	683	5%	27,883	5.068
Dec-17	651	-	26,555	3.740
	618	(5)%	25,228	2.412
	637	5%	23,109	5.495
Dec-16	606	-	21,597	5.354
	576	(5)%	20,085	3.213

The fair value of biological assets is also affected by different circumstances in the market such as climate, natural disasters and plagues. The subsidiaries that manage biological assets have taken all the necessary precautions to reduce these risks.

(4)	Investment properties

Investment properties are recognized at fair value, based on a valuation made at each year-end period, using an independent expert appraisal. While in Colombia, the frequency of transactions in the real state sector is low compared to other more developed markets, management believes there are enough references to assess the fair value of investment properties owned by Grupo Aval and its subsidiaries based on comparable market transactions.

Fire-sales are excluded from the comparable transactions used to estimate the fair-value of investment properties. Management has reviewed the main assumptions used by the independent external appraisers (such as inflation, interest rates, etc.) and believes they are consistent with market conditions at each end of period. However, management believes that the estimation of the fair value of investment properties depends on significant judgement from the independent expert appraisers, and as such, there could be a significant probability that the actual price of sale of a property differs from its fair value.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

5.4	Transfers between level 1 and level 2 of the fair value hierarchy

The following table summarizes the transfer between fair value levels 1 and 2 during 2017 and 2016. In general, transfers between Level 1 and Level 2 in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

	December 31, 2017				December 31, 2016
	Transfers between:				Transfers between:
	Level 2 to 1		Level 1 to 2		Level 2 to 1		Level 1 to 2
Trading debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	-	Ps.	28,153	Ps.	963,794	Ps.	208,526
Securities issued or secured by other financial entities		-		-		-		-
	Ps.	-	Ps.	28,153	Ps.	963,794	Ps.	208,526
In Foreign Currency
Securities issued or secured by other entities of the Colombian Government	Ps.	-	Ps.	10,221	Ps.	-	Ps.	-
Securities issued or secured by foreign Governments		-		-		-		-
Securities issued or secured by central banks		-		-		-		-
Securities issued or secured by other financial entities		-		65,209		-		1,547
Securities issued or secured by entities of the Non-financial sector		-		85,552		-		-
Other		-		-		-		-
	Ps.	-	Ps.	160,982	Ps.	-	Ps.	1,547
	Ps.	-	Ps.	189,135	Ps.	963,794	Ps.	210,073

There were no transfers of fair values between levels and 2 to or from level 3.

5.5	Reconciliation Level 3 of the fair value hierarchy

The reconciliation of the balances at the begining of the period to the closing balances with the fair value measurements classified at Level 3 is shows in the following table.

	Financial assets in debt securities		Equity instruments		Financial assets in concession arrangements		Biological assets		Investment properties
January 1, 2015	Ps.	36,821	Ps.	-	Ps.	1,738,598	Ps.	202,399	Ps.	366,742
Valuation adjustment with an effect on income		2,892		-		153,094		22,922		104,769
Valuation adjustments with an effect on OCI		(3,636)		-		-		-		-
Additions		-		-		-		35,265		89,679
Sales/disposals		-		-		-		(20,374)		(22,944)
December 31, 2015	Ps.	36,077	Ps.	-	Ps.	1,891,692	Ps.	240,212	Ps.	538,246
Valuation adjustment with an effect on income		750		-		180,982		14,644		53,680
Valuation adjustments with an effect on OCI		(9,450)		-		-		-		-
Reclassification of bearer plants balance		-		-		-		(188,177)		-
Effects of amendments in accounting policies of bearer plants.		-		-		-		(18,108)		-
Transfers to non-current assets held for sale		-		-		-		-		11,319
Reclassification		-		-		-		(1,331)		(2,539)
Additions		-		-		-		21,432		71,268
Sales/disposals	Ps.	-	Ps.	-	Ps.	-	Ps.	(20,670)	Ps.	(61,786)
December 31, 2016	Ps.	27,377	Ps.	-	Ps.	2,072,674	Ps.	48,002	Ps.	610,188
Valuation adjustment with an effect on income		765		-		209,937		13,503		46,675
Valuation adjustments with an effect on OCI		(8,540)		-		-		-		-
Transfers from non-current assets held for sale		-		-		-		-		101,469
Reclassification		-		25,341		-		-		(30,143)
Additions		-		-		-		24,409		84,036
Sales/disposals	Ps.	-	Ps.	-	Ps.	-	Ps.	(19,775)	Ps.	(28,431)
December 31, 2017	Ps.	19,602	Ps.	25,341	Ps.	2,282,611	Ps.	66,139	Ps.	783,794

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

5.6	Fair Value of Financial Assets and Liabilities recognized at Amortized Cost

The following table shows a summary of financial assets and liabilities accounted at amortized cost and valued at fair value, as of December 31, 2017 and 2016 only for disclosure purposes.

	December 31, 2017				December 31, 2016
	Carrying Amount		Fair Value Estimate		Carrying Amount		Fair Value Estimate
Assets
Investments in fixed income held-to-maturity (1)	Ps.	2,899,039	Ps.	2,928,929	Ps.	2,570,486	Ps.	2,558,333
Credit portfolio at amortized cost (2)		160,754,295		166,303,676		150,898,732		159,917,633
Total financial assets	Ps.	163,653,334	Ps.	169,232,605	Ps.	153,469,218	Ps.	162,475,966

Liabilities
Customer deposits (3)	Ps.	154,885,224	Ps.	154,805,726	Ps.	143,887,055	Ps.	146,778,588
Financial Liabilities (4)		45,276,036		45,413,210		45,516,281		46,545,065
Total financial Liabilities	Ps.	200,161,260	Ps.	200,218,936	Ps.	189,403,336	Ps.	193,323,653

(1)	Financial assets held-to-maturity

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

Accounts receivables and payables are classified as short-term assets and liabilities; in consequence, their fair value are similar to their book value.

(3)	Customer deposits

The fair value of demand deposits is equal to their carrying value. For fixed-term deposits with maturities of less than 180 days, its fair value is deemed equal to its carrying value. For fixed-term deposits with maturities of more than 180 days, its fair value was estimated using the carrying discounted cash flow models to the interest rates offered by banks in accordance with their maturity. This is considered this as a level 2 valuation.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

(4)	Financial liabilities

For financial liabilities and other short-term liabilities, the carrying value was considered similar to its fair value. The fair value of long-term financial liabilities was determined using the discounted cash flow model at interest rates free of risk adjusted by risk premiums of each entity. The fair value of outstanding bonds is determined according to quoted prices or estimated prices supplied by the price vendor. It is considered that this is a level 2 valuation.

NOTE 6 – CASH AND CASH EQUIVALENTS

Balances of cash and cash equivalents comprise the following as of December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
In Colombian Pesos
Cash	Ps.	4,100,166	Ps.	3,476,270
In the Colombian Central Bank		3,820,539		3,598,125
Demand deposits in banks and other financial entities		312,661		380,610
Clearing		1,733		2,435
Investments in debt securities maturing in under three months		28,603		41,064
Restricted cash(1)		366,584		41
	Ps.	8,630,286	Ps.	7,498,545

In foreign currency
Cash		1,704,861		1,422,278
Demand deposits in banks and other financial entities		11,999,859		13,268,996
Restricted cash(2)		1,832		3,185
	Ps.	13,706,552	Ps.	14,694,459
Total cash and cash equivalents	Ps.	22,336,838	Ps.	22,193,004

(1) Grupo Aval has restricted cash related to the collection of tolls on concessions and banking reserve. The increase presented is mainly attributable to the business combination of Concesionaria Vial del Pacífico S.A.S. Ps. 89,491 and Concesionaria Nueva Vía al Mar S.A.S. Ps. 119,524 (Grupo Aval considers this acquisition non-significant ) and restricted cash related to unpaid pension balances at Industrial Lehner Ps. 67,777.

(2)Grupo Aval has restricted cash related to deposits in guarantee for Banco Corficolombiana Panama S.A and Gas Comprimido del Peru S.A.

Grupo Aval´s banking subsidiaries had cash reserves to comply with the mandatory amount for time deposits, checking account and savings accounts for Ps. 7,679,587 and Ps. 7,151,365 at December 31, 2017 and 2016, respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 7 – DEBT AND EQUITY SECURITIES HELD-FOR-TRADING

The balance of debt and equity securities held for trading comprises the following as of December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
Debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	1,229,606	Ps.	965,739
Securities issued or secured by other Colombian Government entities		48,355		38,400
Securities issued or secured by other financial entities		833,860		737,884
Securities issued or secured by Non-financial sector entities		17,869		18,657
Others		50,417		66,296
	Ps.	2,180,107	Ps.	1,826,976

In foreign currency
Securities issued or secured by Colombian Government		1,613		19,716
Securities issued or secured by other Colombian Government entities		21,709		21,076
Securities issued or secured by Foreign Governments		92,931		88,095
Securities issued or secured by Central Banks		34,095		74,727
Securities issued or secured by other financial entities		303,665		313,129
Others		16,416		183
	Ps.	470,429	Ps.	516,926
Total trading debt securities	Ps.	2,650,536	Ps.	2,343,902

Equity securities

In Colombian Pesos
Corporate Stock	Ps.	4,188	Ps.	3,233
Investment Funds		802,941		644,063
Pension and severance funds (1)		1,279,009		1,100,318
	Ps.	2,086,138	Ps.	1,747,614

In foreign currency
Corporate Stock		49,812		-
Investment Funds		13,210		-
	Ps.	63,022	Ps.	-
Total Equity Securities	Ps.	2,149,160	Ps.	1,747,614
Total Trading Securities	Ps.	4,799,696	Ps.	4,091,516

(1)	Pursuant to Colombian rules the subsidiary Porvenir S. A. is required to directly invest in mandatory severance and pension funds managed by Porvenir, 1% of the total assets of these funds.

For the years ended December 31, 2017, 2016 and 2015, dividends from these equity investments in the amount of Ps.50,439, Ps. 28,027 and Ps. 33,611 respectively, were recognized in profit or loss.

The following is a list of held-for-trading financial assets that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

	December 31, 2017		December 31, 2016
Pledged as collateral in money market operations
Securities issued or secured by Central Banks	Ps.	5,217	Ps.	5,611
Securities issued or secured by Foreign Governments		54,644		50,831
Securities issued or secured by Colombian Government		744,332		562,986
Securities issued or secured by other financial entities		9,590		9,693
	Ps.	813,783	Ps.	629,121
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	29,292	Ps.	-
		29,292		-
	Ps.	843,075	Ps.	629,121

(*) Cámara de Riesgo Central de Contraparte – CRCC, Banco de la República – BR and Bolsa de Valores de Colombia - BVC

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 8 – AVAILABLE- FOR- SALE FINANCIAL ASSETS

The following is the balance of available-for-sale financial assets at December 31, 2017 and 2016.

December 31, 2017

	Cost		Unrealized Gain		Unrealized Losses (*)		Fair Value
Available-for-sale securities
Debt Securities

In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	7,855,098	Ps.	68,411	Ps.	(30,955)	Ps.	7,892,554
Securities issued or secured by other Colombian Government entities		90,532		1,566		(90)		92,008
Securities issued or secured by other financial entities		255,192		8,643		(202)		263,633
Securities issued or secured by Non-financial sector entities		2,282		44		-		2,326
Others		7,074		116		-		7,190
	Ps.	8,210,178	Ps.	78,780	Ps.	(31,247)	Ps.	8,257,711

In foreign currency
Securities issued or secured by Colombian Government		1,587,359		9,160		(4,148)		1,592,371
Securities issued or secured by other Colombian Government entities		565,762		11,685		(6,753)		570,694
Securities issued or secured by Foreign Governments		2,113,106		8,655		(17,364)		2,104,397
Securities issued or secured by Central Banks		1,359,924		739		(3,789)		1,356,874
Securities issued or secured by other financial entities		3,366,119		3,210		(14,885)		3,354,444
Securities issued or secured by Non-financial sector entities (**)		345,003		21,681		(44,541)		322,143
Others		230,412		2,710		(1,629)		231,493
	Ps.	9,567,685	Ps.	57,840	Ps.	(93,109)	Ps.	9,532,416
Total Debt Securities	Ps.	17,777,863	Ps.	136,620	Ps.	(124,356)	Ps.	17,790,127

Equity Instruments

In Colombian Pesos
Corporate Stock	Ps.	276,452	Ps.	541,520	Ps.	(75)	Ps.	817,897
In foreign currency
Corporate Stock		452		5,684		-		6,136
Total Equity Securities	Ps.	276,904	Ps.	547,204	Ps.	(75)	Ps.	824,033
Total available-for-sale investments and unrealized gain (loss) in Other Comprehensive Income	Ps.	18,054,767	Ps.	683,824	Ps.	(124,431)	Ps.	18,614,160
(*)	Unrealized losses correspond to changes in fair value that reflect market conditions such as variations in interest rates and other economic conditions from the country where the investment is issued. After Grupo Aval objectively evaluated each securities’ issuer, it was concluded that only the securities from two issuers were classified as impaired and realized the impairment in statement of profit or loss as explained in below (**).
(**)

Cost is net of Ps. 71,708 for impairment recognized in statement of income as operating expense for the securities issued by OI S.A. and Telemar Norte Leste S.A., after OI S.A. and subsidiaries filed for bankruptcy protection on June, 2016.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

December 31, 2016

	Cost		Unrealized Gain		Unrealized Losses (*)		Fair Value
Available-for-sale securities
Debt Securities

In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	9,371,078	Ps.	16,622	Ps.	(183,521)	Ps.	9,204,179
Securities issued or secured by other Colombian Government entities		83,582		386		(4,533)		79,435
Securities issued or secured by other financial entities		116,683		4,317		(205)		120,795
Securities issued or secured by Non-financial sector entities		18,390		-		(467)		17,923
Others		15,820		33		(1)		15,852
	Ps.	9,605,553	Ps.	21,358	Ps.	(188,727)	Ps.	9,438,184

In foreign currency
Securities issued or secured by Colombian Government		1,368,836		7,018		(4,825)		1,371,029
Securities issued or secured by other Colombian Government entities		496,223		1,843		(8,189)		489,877
Securities issued or secured by Foreign Governments		2,082,953		13,400		(13,008)		2,083,345
Securities issued or secured by Central Banks		539,393		596		(1,258)		538,731
Securities issued or secured by other financial entities		2,978,145		6,045		(28,266)		2,955,924
Securities issued or secured by Non-financial sector entities (**)		658,703		10,779		(88,692)		580,790
Others		205,143		1,486		(1,776)		204,853
	Ps.	8,329,396	Ps.	41,167	Ps.	(146,014)	Ps.	8,224,549
Total Debt Securities	Ps.	17,934,949	Ps.	62,525	Ps.	(334,741)	Ps.	17,662,733

Equity Instruments

In Colombian Pesos
Corporate Stock	Ps.	239,502	Ps.	485,935	Ps.	(82)	Ps.	725,355

In foreign currency
Corporate Stock		393		4,031		-		4,424
Total Equity Securities	Ps.	239,895	Ps.	489,966	Ps.	(82)	Ps.	729,779
Total investments available-for-sale and unrealized gain (loss) in Other comprehensive income	Ps.	18,174,844	Ps.	552,491	Ps.	(334,823)	Ps.	18,392,512
(*)	Unrealized losses correspond to changes in fair value that reflect market conditions such as variations in interest rates and other economic conditions from the country where the investment is issued. After Grupo Aval objectively evaluated each securities’ issuer, it was concluded that only the securities from one issuer were classified as impaired.
(**)

Cost is net of Ps. 72,110 for impairment recognized in statement of income in impairment loss on financial asset line from the debt investment securities issued by OI S.A. and Telemar Norte Leste S.A., after OI S.A. and subsidiaries which filed for bankruptcy protection on June, 2016.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The details of available-for-sale equity instruments as of December 31, 2017 and 2016 are as follows.

Entity (*)	December 31, 2017		December 31, 2016
Empresa de Energia de Bogota S.A. E.S.P.	Ps.	659,208	Ps.	592,142
Gas Natural S.A. ESP		49,998		74,624
Mineros S.A.		56,546		42,913
Bolsa de Valores de Colombia S.A.		52,064		15,603
Master Card		5,634		3,874
Others		583		623
Total	Ps.	824,033	Ps.	729,779

(*) These investments in equity securities have been designated as available-for-sale sale taking into account that they represent strategic investments for Grupo Aval and therefore, they are not expected to be sold in a foreseeable future.

The following is a list of available-for-sale debt securities that are being used as collateral in repo operations, pledged as collateral in transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

	December 31, 2017		December 31, 2016
Pledged as collateral in money market operations
Securities issued or secured by Foreign Governments	Ps.	148,816	Ps.	299,560
Securities issued or secured by Colombian Government		2,215,568		4,174,184
Securities issued or secured by Non-financial sector entities		-		3,020
Securities issued or secured by other Colombian Government entities		133,701		83,076
Securities issued or secured by other financial entities		38,536		35,809
Others		50,273		39,335
	Ps.	2,586,894	Ps.	4,634,984
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government		77,736		151,343
	Ps.	77,736	Ps.	151,343
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government		291,878		-
	Ps.	291,878	Ps.	-
Other collaterals
Securities issued or secured by Central Banks	Ps.	158,951	Ps.	-
		158,951		-
	Ps.	3,115,459	Ps.	4,786,327

(*)	Cámara de Riesgo Central de Contraparte – CRCC, Banco de la República – BR and Bolsa de Valor es de Colombia – BVC

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

A summary of the maturity dates of available-for-sale debt securities follows:

	December 31, 2017		December 31, 2016
Fair Value
Up to 1 month	Ps.	495,315	Ps.	881,951
More than 1 month and no more than 3 months		601,654		313,386
More than 3 months and no more than 1 year		2,236,367		2,204,219
More than 1 year and no more than 5 years		11,436,614		9,544,836
More than 5 years and no more than 10 years		2,792,063		4,345,791
More than 10 years		228,114		372,550
	Ps.	17,790,127	Ps.	17,662,733

Cost
Up to 1 month	Ps.	495,284	Ps.	880,907
More than 1 month and no more than 3 months		601,156		313,048
More than 3 months and no more than 1 year		2,235,214		2,199,014
More than 1 year and no more than 5 years		11,437,189		9,669,504
More than 5 years and no more than 10 years		2,768,870		4,483,043
More than 10 years		240,140		389,433
	Ps.	17,777,853	Ps.	17,934,949

NOTE 9 – HELD-TO-MATURITY INVESTMENTS

The breakdown of held-to-maturity investments as of December 31, 2017 and 2016 as follows:

	December 31, 2017		December 31, 2016
Debt securities
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	424	Ps.	1,829
Securities issued or secured by other Colombian Government entities		2,839,286		2,484,078
Securities issued or secured by other financial entities		8,635		58,887
	Ps.	2,848,345	Ps.	2,544,794
In foreign currency
Securities issued or secured by Foreign Governments		26,864		24,152
Securities issued or secured by other financial entities		23,830		-
Others		-		1,540
	Ps.	50,694	Ps.	25,692
Total held-to-maturity investments	Ps.	2,899,039	Ps.	2,570,486

As of December 31, 2017 and 2016 there are no held-to-maturity securities pledged as collateral for financial liabilities.

The following is a summary of held-to-maturity securities financial assets by maturity dates:

	December 31, 2017		December 31, 2016

Up to 1 month	Ps.	722,026	Ps.	695,201
More than 1 month and no more than 3 months		38,071		27,608
More than 3 months and no more than 1 year		2,133,344		1,842,566
More than 1 year and no more than 5 years		5,598		4,938
More than 5 years and no more than 10 years		-		-
More than 10 years		-		173
	Ps.	2,899,039	Ps.	2,570,486

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 10 – DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

10.1	Derivative Instruments

The tables below show fair values as of December 31, 2017 and 2016 of Grupo Aval´s outstanding forward contracts, futures, interest rate swaps and foreign currency swaps.

Held-for-trading derivative financial instruments comprise the following:

	December 31, 2017				December 31, 2016
Item	Notional Amount		Fair Value		Notional Amount		Fair Value
Assets
Forward contracts
Foreign currency to buy	Ps.	6,126,920	Ps.	60,799	Ps.	5,255,735	Ps.	118,568
Foreign currency to sell		10,769180		163,156		10,206,225		272,803
Debt securities to buy		191,500		357		-		-
Debt securities to sell		430,035		374		-		-
Subtotal	Ps.	17,517,635	Ps.	224,686	Ps.	15,461,960	Ps.	391,371
Swap
Cross currency		1,534,252		33,104		1,288,048		44,593
Interest rate		6,855,627		52,970		6,021,481		39,780
Subtotal	Ps.	8,389,879	Ps.	86,074	Ps.	7,309,529	Ps.	84,373
Futures Contracts
Foreign currency to buy		1,192,880		-		1,069,003		-
Foreign currency to sell		2,873,592		-		1,198,784		-
Debt securities to buy		408,000		-
Debt securities to sell		84,000		-		-		-
Subtotal	Ps.	4,558,472	Ps.	-	Ps.	2,267,787	Ps.	-
Options Contracts
Foreign currency to buy		-		-		563,522		10,769
Interest rate to buy		-		-		31,550		152
Debt securities to buy		1,369,942		17,632		739,512		15,544
Debt securities to sell		-		-
Subtotal		1,369,942		17,632		1,334,584		26,465
Total Assets	Ps.	31,835,928	Ps.	328,392	Ps.	26,373,860	Ps.	502,209

Liabilities
Forward contracts
Foreign currency to buy	Ps.	9,027,166	Ps.	120,083	Ps.	9,286,812	Ps.	247,967
Sale of Foreign currency		5,547,955		24,489		7,039,126		160,936
Debt securities to buy		185,000		171
Debt securities to sell		437,100		936		597,500		1,492
Subtotal	Ps.	15,197,221	Ps.	145,679	Ps.	16,923,438	Ps.	410,395
Swap
Cross currency		1,574,121		79,263		1,771,324		164,906
Interest rate		5,884,551		40,693		4,210,766		25,827
Subtotal	Ps.	7,458,672	Ps.	119,956	Ps.	5,982,090	Ps.	190,733
Futures Contracts
Foreign currency to buy		4,508,630		-		1,995,604		-
Foreign currency to sell		815,407		-		409,747		-
Subtotal	Ps.	5,324,037	Ps.	-	Ps.	2,405,351	Ps.	-
Options Contracts
Foreign currency to buy		-		-		-		-
Foreign currency to sell	Ps.	1,035,376	Ps.	33,030	Ps.	447,818	Ps.	19,960
Debt securities to sell		-		-		556,310		19,607
Subtotal	Ps.	1,035,376	Ps.	33,030	Ps.	1,004,128	Ps.	39,567
Total Liabilities	Ps.	29,015,306	Ps.	298,665	Ps.	26,315,007	Ps.	640,695

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Derivative Financial Instruments for hedging purposes comprise the following:

	December 31, 2017				December 31, 2016
Item	Notional Amount		Fair Value		Notional Amount		Fair Value
Assets
Forward contracts
Foreign currency to buy	Ps.	11,164	Ps.	1	Ps.	474,412	Ps.	3,914
Foreign currency to sale		2,589,739		55,260		3,735,363		124,565
Subtotal	Ps.	2,600,903	Ps.	55,261	Ps.	4,209,775	Ps.	128,479
Futures Contracts
Foreign currency to buy		29,840		-		150,036		-
Foreign currency to sell		1,602,408		-		973,730		-
Subtotal		1,632,248		-		1,123,766		-
Total Assets	Ps.	4,233,151	Ps.	55,261	Ps.	5,333,541	Ps.	128,479

Liabilities
Forward contracts
Foreign currency to buy		729,692		5,455		967,702		28,297
Foreign currency to sell		1,106,975		8,009		1,536,849		15,139
Subtotal	Ps.	1,836,667	Ps.	13,464	Ps.	2,504,551	Ps.	43,436
Future Contracts
Foreign currency to buy		387,920		-		363,086		-
Foreign currency to sell		1,153,316		-		190,545		-
Subtotal	Ps.	1,541,236	Ps.	-	Ps.	553,631	Ps.	-
Total Liabilities	Ps.	3,377,903	Ps.	13,464	Ps.	3,058,182	Ps.	43,436

Derivative instruments contracted by Grupo Aval or its consolidated entities are generally traded in either domestic financial markets or in over-the-counter international markets. Derivative instruments have a net favorable position (asset) or a net unfavorable position (liability) as a result of fluctuations in exchange rates, in interest rates or other variables relating to market conditions. As a result, the aggregate amount of fair values of the assets and liabilities in derivative instruments may vary significantly from time to time.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

10.2	Hedge Accounting

In accordance with its risk management policies, Grupo Aval uses hedge accounting to manage foreign exchange risk relating to investments in foreign operations and in forecasted transactions of its subsidiary Promigas, as follows:

10.2.1	Hedges of net investment in foreign operations

Banco de Bogotá, Banco de Occidente and Promigas are exposed to foreign exchange risk relating to its investments in foreign subsidiaries, whose functional currencies are the US dollar.

The purpose of hedge accounting is to mitigate and offset any adverse changes resulting from the fluctuation in exchange rate of the Colombian Peso and the functional currency of such investments. The impacts of those movements are reflected in the cumulative translation adjustment in other comprehensive income of the consolidated financial statements.

To cover this risk, Grupo Aval hedges its exposure through foreign currency financial liabilities expressed in U.S. dollars and forward contracts for the sale of U.S. dollars, as permitted under IAS 39.

Changes in the fluctuation of the Colombian peso against the U.S. dollar are as follows:

Date	Value of USD 1	Variation in pesos
December 31, 2015	3,149.47	757.01
December 31, 2016	3,000.71	(148.76)
December 31, 2017	2,984.00	(16.71)

According to information described above, the following table contains details of hedging operations carried out to cover foreign denominated equity investments. The analysis is presented gross of taxes:

December 31, 2017

	Thousands of USD			Ps. millions
Detail of investment	Investment amount	Amount of hedge by financial liabilities in foreign currency	Amount of hedge by forward contracts	Cumulative translation adjustment of the investments (1)	Exchange difference of financial liabilities (1)	Exchange difference in forward contracts	Net OCI account
Leasing Bogotá Panamá	3,781,475	(2,067,100)	(1,703,009)	3,065,281	(1,045,872)	(2,155,488)	(136,079)
Other subsidiaries and branches Banco de Bogotá (2)	113,909	-	(112,049)	92,891	-	(90,431)	2,460
Occidental Bank Barbados	26,396	(26,396)	-	18,740	(18,740)	-	-
Banco de Occidente Panamá	25,044	(25,044)	-	29,979	(29,979)	-	-
Sociedad Portuaria El Cayao S.A. E.S.P. (3)	25,000	(25,000)	-	2,207	(2,207)	-	-
Gases del Pacífico S.A.C. (3)	10,214	(10,214)	-	902	(902)	-	-
Gas Natural de Lima y Callao S.A.C. – Calidda (3)	15,895	(15,895)	-	1,272	(1,272)	-	-
Total	3,997,933	(2,169,649)	(1,815,058)	3,211,272	(1,098,972)	(2,245,919)	(133,619)

(1)	Includes exchange difference hedged
(2)	Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro and contributions of foreign branches in Miami, New York and Nassau.
(3)	Includes only a portion of this investments hedged

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

December 31, 2016

	Thousands of USD			Ps. Millions
Detail of investment	Investment amount(1)	Amount of hedge by financial liabilities in foreign currency	Amount of hedge by forward contracts	Cumulative translation adjustment of the investments	Exchange difference of financial liabilities	Exchange difference in forward contracts	Net OCI account
Leasing Bogotá Panamá	3,436,658	(2,074,100)	(1,346,889)	3,115,527	(1,080,737)	(2,171,234)	(136,444)
Other subsidiaries and branches Banco de Bogotá (2)	100,827	-	(100,260)	94,139	-	(91,517)	2,622
Occidental Bank Barbados	25,401	(25,401)	-	19,176	(19,176)	-	-
Banco de Occidente Panamá	21,699	(21,699)	-	29,627	(29,627)	-	-
Total	3,584,585	(2,121,200)	(1,447,149)	3,258,469	(1,129,540)	(2,262,751)	(133,822)

(1) Includes only exposure hedged under hedge accounting.

(2) Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro and contributions of foreign branches in Miami, New York and Nassau.

10.2.2	Hedging with Forward Contracts

Forward contracts to sell U.S. dollars have been contracted to hedge part of the net foreign investment that Banco de Bogotá has in Leasing Bogotá Panamá and others foreign subsidiaries. The forward contracts were executed with counterparties from the financial sector and the hedge was documented as a "dynamic hedging strategy," where new forward contracts are signed simultaneously as the previous ones expire. According to IAS 39, changes in the fair value of derivatives due to changes in the peso/U.S. dollar exchange rate are registered under “Other Comprehensive Income” in equity and the ineffective part is recognized in the statement of income for the period

10.2.3	Hedging with Debt in Foreign Currency in U.S. dollars

Debt financial instruments that are not derivatives can be designated as hedging instruments of changes in foreign currency exchange rates. According to this rule Banco de Bogotá and Banco de Occidente designed debt in U.S. dollar as hedging instruments of their foreign subsidiaries as follows:

·	Bonds issued by Banco de Bogotá in the international market were designated as hedging instruments of its investment in Leasing Bogotá Panamá amounting US$2,067 million in 2017 and US$2,074 million in 2016.
·	Other financial liabilities in the amount of $103 million as December 31, 2017 (US$47 million as of December 31, 2016) were used to hedge part of the net foreign investment that Banco de Bogotá, Banco de Occidente and Promigas has in foreign subsidiaries as part of a hedging strategy, by which when some obligations expire, new obligations will be designated to replace them.
·	Between December 21, 2015 and November 2, 2016, financial liabilities designated as hedging instruments described above included an intra-group liability amounting to US$ 500 million that Banco de Bogotá had as a hedging instrument of its investment in Leasing Bogotá Panamá. This operation was eliminated in the consolidation process of Grupo Aval and was excluded of the foreign investment hedge accounting. Starting May 1st and up to November 2nd, 2016 Grupo Aval designated financial assets in foreign debt securities amounting to US$ 500 million as cash flow hedge, the foreign exchange differences of this intra-group liability were not eliminated in the consolidation process and recorded in Other Comprehensive Income in the amount of Ps. 73,705. This value would be realized in the future as income only when the investment in Leasing Bogotá Panamá is sold. On November 2nd, 2016 Banco de Bogotá cancelled the intragroup liability amounting to US$ 500 million which was replaced in the foreign investment hedge accounting with other obligations in foreign currency with third parties.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

10.2.4	Hedging of Forecasted Transactions

In the ordinary course of its operations Promigas S.A. and its subsidiaries receive income in U.S. Dollars derived from the transportation of gas in their gas pipelines. Promigas and its subsidiaries hedge the exchange risk arising in future transactions of highly probable gas transportation income, entered into forward contracts for the sale of U.S. dollars with financial entities different from the ones consolidated into Grupo Aval. During the years ended December 31, 2017, 2016 and 2015, an exchange difference recognized under “Other Comprehensive Income” as a result of cash flow hedge accounting of income from these highly probable transactions, was reclassified to profit or loss in the amounts of Ps. (26,846), Ps. 5,037 and Ps. (16,542) respectively.

The following is the summary of Promigas and its subsidiaries open cash flow hedges:

	December 31, 2017	December 31, 2016
Income in U.S. dollars forecasted	41,614	142,731
Notional amount contracts forward U.S. dollars	41,614	99,912
% hedged	100%	70%
Fair value in Colombian pesos	4,303	4,824
# of contracts	468	892

The movement of the accumulated OCI account related to cash flow hedges in Colombian pesos during the years ended on December 31, 2017, 2016 and 2015 is as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
Balance at the beginning of the year		6,210		(11,757)		(26,790)
Changes in the fair value of the hedge forward contracts		24,506		12,930		31,575
Reclassified to profit or loss		(26,846)		5,037		(16,542)
Balance at the end of the year	Ps.	3,870	Ps.	6,210	Ps.	(11,757)

10.2.5	Testing of Hedge Effectiveness

Grupo Aval considers hedging as highly effective if at the beginning and in subsequent periods, the hedging is highly effective at offsetting changes in fair value or in cash flows attributable to the risk hedged during the period for which the hedging has been designated. The hedging is considered as such if the effectiveness of the hedging is in a range between 80% and 125%. Such effectiveness is assessed by Grupo Aval‘s entities at least quarterly and at the end of each accounting period.

Grupo Aval has documented the hedging effectiveness of its foreign currency denominated investments in based on the portion of the net investment hedged at the beginning of the hedging relationship. Since the net balance of these investments fluctuates during the year, Grupo Aval evaluates the hedging relationship on a daily basis as well as the result of the testing of hedge effectiveness.

10.2.6	Hedge Effectiveness with Forward Contracts

Grupo Aval applies the method of the forward rate used in forward contracts to evaluate the hedge effectiveness; for such purpose, Grupo Aval measures the hedge ineffectiveness comparing the value of current forward contracts, which serve as hedge, with the change in the value of a hypothetical derivative with the same maturity.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

10.2.7	Hedge Effectiveness with Debt Instruments in Foreign Currency

For debt instruments in foreign currency designated as a hedging instrument, the gain or loss arising from the conversion of the debt to Colombian Pesos is based on the current exchange rate between the U.S. dollar and the Colombian Peso, which is the functional currency of Grupo Aval. If the notional amount of the hedging instrument exactly matches with the portion of the hedged investment in foreign operations, no ineffectiveness is registered in the statement of income.

NOTE 11 – LOANS

Loans are recorded at amortized cost on the statement of financial position and are classified as commercial, consumer, mortgages, and microcredit. Due to the significance of the financial leasing portfolio for Grupo Aval, these amounts are also presented in all the tables in the note of credit risks for disclosure purposes:

December 31, 2017

Portfolio segment	Balance in Statement of financial position		Leasing presentation adjustment		Balance according to disclosure
Commercial	Ps.	99,428,894	Ps.	(9,892,400)	Ps.	89,536,494
Consumer		50,382,895		(226,764)		50,156,131
Residential mortgage		16,151,299		(1,047,766)		15,103,533
Microcredit		409,688		-		409,688
Financial Leasing		-		11,166,930		11,166,930
Total portfolio	Ps.	166,372,776	Ps.	-	Ps.	166,372,776

December 31, 2016

Portfolio segment	Balance in Statement of financial position		Leasing presentation adjustment		Balance according to disclosure
Commercial	Ps.	93,149,211	Ps.	(9,958,095)	Ps.	83,191,116
Consumer		46,927,997		(215,608)		46,712,389
Residential mortgage		14,683,537		(902,104)		13,781,433
Microcredit		399,431		-		399,431
Financial Leasing		-		11,075,807		11,075,807
Total portfolio	Ps.	155,160,176	Ps.	-	Ps.	155,160,176

11.1.	Credit Portfolio by Product

The distribution of the credit portfolio of Grupo Aval by product is shown as follows:

	December 31, 2017		December 31, 2016
General purpose loans	Ps.	64,153,372	Ps.	60,561,432
Personal loans		30,553,566		28,308,406
Working capital loans		14,723,490		15,524,372
Mortgages		15,103,533		13,781,433
Credit Cards		13,846,823		12,781,182
Commercial financial leases		9,892,402		9,958,096
Consumer financial leases		226,764		215,608
Automobile and vehicle loans		5,896,640		5,736,357
Interbank & Overnight Funds		7,279,047		3,569,587
Loans funded by development banks		2,713,818		2,829,091
Housing leases		1,047,766		902,104
Overdrafts		525,867		593,077
Microcredit		409,688		399,431
Gross balance of Financial Assets of credit portfolio		166,372,776		155,160,176
Allowance for impairment of financial assets from the loan portfolio		(5,618,481)		(4,261,444)
Net balance of Financial Assets to credit portfolio	Ps.	160,754,295	Ps.	150,898,732
F-112

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

11.2.	Loan impairment provision

The movement of the impairment provision of the financial assets of the credit portfolio during the years ended December 31, 2017, 2016 and 2015 is as follows

	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Balance as of December 31, 2014	Ps.	1,448,771	Ps.	1,404,743	Ps.	70,709	Ps.	47,808	Ps.	185,772	Ps.	3,157,803
Allowance of the period charged to profit or loss		1,310,679		2,182,141		42,313		37,506		214,797		3,787,436
Recovery of provisions with partial payment to profit or loss		(663,931)		(916,030)		(24,797)		(14,505)		(97,012)		(1,716,275)
Charge-offs of the year		(198,727)		(1,304,058)		(14,160)		(33,096)		(86,405)		(1,636,446)
Exchange differences		(217,563)		312,351		21,037		11,493		(1,512)		125,806
Balance as of December 31, 2015	Ps.	1,679,229	Ps.	1,679,147	Ps.	95,102	Ps.	49,206	Ps.	215,640	Ps.	3,718,324
Allowance of the period charged to profit or loss		1,522,077		3,088,950		75,059		72,917		225,498		4,984,501
Recovery of provisions with partial payment to profit or loss		(857,465)		(976,258)		(37,863)		(18,119)		(162,033)		(2,051,738)
Charge-offs of the year		(495,326)		(1,759,896)		(15,828)		(28,703)		(55,234)		(2,354,987)
Exchange differences		(33,571)		(9,118)		7,630		(12,164)		12,567		(34,656)
Balance as of December 31, 2016	Ps.	1,814,944	Ps.	2,022,825	Ps.	124,100	Ps.	63,137	Ps.	236,438	Ps.	4,261,444
Allowance of the period charged to profit or loss		1,825,905		3,403,092		81,189		64,627		222,043		5,596,856
Recovery of provisions with partial payment to profit or loss		(584,091)		(780,874)		(28,051)		(29,237)		(112,671)		(1,534,924)
Charge-offs of the year		(400,653)		(2,165,857)		(45,918)		(24,360)		(46,754)		(2,683,542)
Sale of portfolio		-		(24,503)		-		-		-		(24,503)
Exchange differences		3,217		2,108		(438)		-		(1,737)		3,150
Balance as of December 31, 2017	Ps.	2,659,322	Ps.	2,456,791	Ps.	130,882	Ps.	74,167	Ps.	297,319	Ps.	5,618,481

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

11.3.	Credit Portfolio Assessed Collectively and Individually

The detailed information of credit risk impairment provisions accrued as of December 31, 2017 and 2016, taking into account how they were determined individually for loans above of Ps. 2,000 and collectively for other credits. Loans individually assessed for impairment lower than Ps. 2,000 are considered in the allowances for each type of credit.

December 31, 2017

Impairment provision:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually	Ps.	1,363,315	Ps.	70	Ps.	781	Ps.	-	Ps.	126,867	Ps.	1,491,033
Loans assessed collectively		1,296,007		2,456,721		130,101		74,167		170,452		4,127,448
Total impairment provision	Ps.	2,659,322	Ps.	2,456,791	Ps.	130,882	Ps.	74,167	Ps.	297,319	Ps.	5,618,481

Gross balance of financial assets for credit portfolio:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually (1)	Ps.	49,846,935	Ps.	51,768	Ps.	14,934	Ps.	-	Ps.	5,444,122	Ps.	55,357,759
Loans assessed collectively		39,689,559		50,104,363		15,088,599		409,688		5,722,808		111,015,017
Total gross investment value of portfolio	Ps.	89,536,494	Ps.	50,156,131	Ps.	15,103,533	Ps.	409,688	Ps.	11,166,930	Ps.	166,372,776

December 31, 2016

Impairment provision:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually	Ps.	724,522	Ps.	47	Ps.	827	Ps.	-	Ps.	74,098	Ps.	799,494
Loans assessed collectively		1,090,422		2,022,778		123,273		63,137		162,340		3,461,950
Total impairment provision	Ps.	1,814,944	Ps.	2,022,825	Ps.	124,100	Ps.	63,137	Ps.	236,438	Ps.	4,261,444

Gross balance of financial assets for credit portfolio:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually (1)	Ps.	48,565,393	Ps.	92,410	Ps.	8,506	Ps.	-	Ps.	5,113,843	Ps.	53,780,152
Loans assessed collectively		34,625,723		46,619,979		13,772,927		399,431		5,961,964		101,380,024
Total gross investment value of portfolio	Ps.	83,191,116	Ps.	46,712,389	Ps.	13,781,433	Ps.	399,431	Ps.	11,075,807	Ps.	155,160,176

(1)	Loans individually evaluated for impairment that are not considered impaired, additionally are evaluated collectively for impairment according to historical losses experience adjusted to reflect current economic conditions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

11.4	Portfolio of impaired loans assessed individually for impairment

The detailed information as of December 31, 2017 and 2016 is as follows

December 31, 2017
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized

Without recognized provision
Commercial	Ps.	180,527	Ps.	242,366	Ps.	-
Financial Leasing		186,725		564,540		-
Subtotal	Ps.	367,252	Ps.	806,906	Ps.	-

With recognized provision
Commercial	Ps.	3,972,638	Ps.	228,667	Ps.	1,363,315
Consumer		233		-		70
Residential Mortgage		1,907		-		781
Financial Leasing		599,747		161,309		126,867
Subtotal	Ps.	4,574,525	Ps.	389,976	Ps.	1,491,033
Totals
Commercial		4,153,165		471,033		1,363,315
Consumer		233		-		70
Residential Mortgage		1,907		-		781
Financial Leasing		786,472		725,849		126,867
Total	Ps.	4,941,777	Ps.	1,196,882	Ps.	1,491,033

December 31, 2016
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized

Without recognized provision
Commercial	Ps.	262,831	Ps.	208,604	Ps.	-
Financial Leasing		138,513		484,339		-
Subtotal	Ps.	401,344	Ps.	692,943	Ps.	-

With recognized provision
Commercial	Ps.	3,156,154	Ps.	221,203	Ps.	724,522
Consumer		141		-		47
Residential Mortgage		1,907		-		827
Financial Leasing		327,755		165,221		74,098
Subtotal	Ps.	3,485,957	Ps.	386,424	Ps.	799,494
Totals
Commercial		3,418,985		429,807		724,522
Consumer		141		-		47
Residential Mortgage		1,907		-		827
Financial Leasing		466,268		649,560		74,098
Total	Ps.	3,887,301	Ps.	1,079,367	Ps.	799,494

The difference between the value of the loan and the guarantees disclosed on the table above correspond to unsecured loans valued with the discounted cash flow method. When using this method it is implied that it is possible for the customer to make future payments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

11.5.	Loan portfolio by maturity

The distribution of loan portfolio of Grupo Aval by maturity period is as follows:

December 31, 2017

	Up to 1 year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Commercial	Ps.	44,888,149	Ps.	19,651,034	Ps.	11,088,553	Ps.	13,908,758	Ps.	89,536,494
Consumer		16,240,350		11,146,916		8,809,557		13,959,308		50,156,131
Residential Mortgage		469,702		785,736		857,039		12,991,056		15,103,533
Microcredit		209,364		178,052		17,707		4,565		409,688
Financial Leasing		2,159,750		2,889,713		2,496,769		3,620,698		11,166,930
Total gross credit portfolio	Ps.	63,967,315	Ps.	34,651,451	Ps.	23,269,625	Ps.	44,484,385	Ps.	166,372,776

December 31, 2016

	Up to 1 year		From 1 to 3 years		From 3 to 5 years		More than 5 years		Total
Commercial	Ps.	36,982,196	Ps.	19,083,900	Ps.	10,957,767	Ps.	16,167,253	Ps.	83,191,116
Consumer		15,207,864		10,928,357		8,188,856		12,387,312		46,712,389
Residential Mortgage		396,964		706,364		732,454		11,945,651		13,781,433
Microcredit		166,719		208,759		19,610		4,343		399,431
Financial Leasing		2,571,103		2,775,490		2,192,804		3,536,410		11,075,807
Total gross credit portfolio	Ps.	55,324,846	Ps.	33,702,870	Ps.	22,091,491	Ps.	44,040,969	Ps.	155,160,176

11.6.	Loan portfolio by currency

The classification of loan portfolio by type of currency is as follows:

December 31, 2017
	Colombian Pesos		Foreign Currency		Total
Commercial	Ps.	56,516,054	Ps.	33,020,440	Ps.	89,536,494
Consumer		32,822,355		17,333,776		50,156,131
Residential Mortgage		5,674,639		9,428,894		15,103,533
Microcredit		409,688		-		409,688
Financial Leasing		9,132,401		2,034,529		11,166,930
Total gross credit portfolio	Ps.	104,555,137	Ps.	61,817,639	Ps.	166,372,776

December 31, 2016
	Colombian Pesos		Foreign Currency		Total
Commercial	Ps.	54,026,331	Ps.	29,164,785	Ps.	83,191,116
Consumer		30,452,658		16,259,731		46,712,389
Residential Mortgage		4,822,806		8,958,627		13,781,433
Microcredit		399,431		-		399,431
Financial Leasing		8,953,491		2,122,316		11,075,807
Total gross credit portfolio	Ps.	98,654,717	Ps.	56,505,459	Ps.	155,160,176

11.7.	Financial Leasing portfolio

As of December 31, 2017 and 2016 the following table shows the reconciliation between gross investment in financial leasing and the present value of minimum payments to be received in these dates:

	December 31, 2017		December 31, 2016
Total gross rent payments receivable	Ps.	16,445,998	Ps.	17,071,858
Less amounts representing running costs (such as taxes, maintenance, insurances ,etc.,)		(225)		(2,527)
Plus Estimated residual amount of assets given for rental (without guarantee)		21,673		21,162
Gross investment in contracts of financial leasing		16,467,446		17,090,493
Less unrealized financial income		(5,300,516)		(6,014,686)
Net investment in contracts of financial leasing		11,166,930		11,075,807
Impairment of net investment in financial leasing	Ps.	(297,319)	Ps.	(236,438)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The detailed information of gross investment and net investment in financial leasing contracts receivable as of December 31, 2017 and 2016 in each period is as follows:

	December 31, 2017
	Gross investment		Net investment
Up to 1 year	Ps.	2,147,421	Ps.	1,614,889
From 1 to 5 years		6,428,242		4,986,723
More than 5 years		7,891,783		4,565,318
Total	Ps.	16,467,446	Ps.	11,166,930

	December 31, 2016
	Gross investment		Net investment
Up to 1 year	Ps.	2,711,147	Ps.	2,128,441
From 1 to 5 years		6,375,267		4,798,364
More than 5 years		8,004,079		4,149,002
Total	Ps.	17,090,493	Ps.	11,075,807

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

NOTE 12 – OTHER ACCOUNTS RECEIVABLE, NET

The detailed information of other accounts receivable as of December 31, 2017 and 2016 is as follows:

	December 31, 2017		December 31, 2016
Accounts receivable for goods and services sales in Non-financial sector companies	Ps.	1,070,936	Ps.	1,066,628
Financial assets in concession contract at amortized cost ( See note 16)		786,018		203,241
Credit card compensations and network compensation		426,090		249,430
Fees, services and advances		258,850		272,488
Dormant customer deposits ICETEX (1)		256,806		237,034
Payment in advance		228,765		262,473
Debtors		224,340		178,785
Commissions		186,646		131,867
Transfers in process		185,634		166,153
Deposits		142,168		138,520
Payment in advance to supplier's contract		117,858		39,309
Holding and parent establishment		114,513		230,950
Transfers to the National Treasury		58,042		52,351
Storage services		43,767		41,282
Quota shares retirement pensions		28,485		30,396
Claims to insurance companies		14,450		19,201
Dividends		3,561		16,263
Deductible taxes		11,961		15,611
Promissory sellers		15,144		11,661
Payment in advance for industry and trade taxes		13,392		11,553
Others		278,708		344,476
Gross balance of other accounts receivable		4,466,134		3,719,672
Impairment allowance		(226,862)		(195,078)
Other accounts receivable, net	Ps.	4,239,272	Ps.	3,524,594

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

(1) Pursuant to Colombian Law number 1777 of 2016, financial institutions in Colombia since August 1, 2016, must transfer the funds from clients’ in dormant customer deposits to a special fund as a loan to a Colombian Government entity denominated “ICETEX”, and classified as “Other accounts receivable” given it is permanently deemed refundable to any particular client. This Government entity Fund is responsible for managing the monies funds with the commitment to return them at the time the bank customer account holder requests them. Dormant client’s customer deposits are accounts of savings or current accounts that exceed the 322 UVR (Real Value Units) equivalent to Ps. 81,663 pesos, on which no deposit, withdrawal, transfer or, in general, debit or credit movements have been made during an uninterrupted period of three years.

Roll-forward on the allowance to accounts receivable for the years ended December 31, 2017, 2016 and 2015 is as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
Balance at the beginning of the year	Ps.	195,078	Ps.	194,450	Ps.	222,385
Provision charged to profit or loss		98,024		105,942		96,775
Recovery for partial payments from the clients		(18,383)		(32,514)		(40,185)
Charge-offs		(48,171)		(72,120)		(85,880)
Exchange gains (losses) in foreign currency		314		(680)		1,355
Balance at the end of the year	Ps.	226,862	Ps.	195,078	Ps.	194,450

NOTE 13 – NON-CURRENT ASSETS HELD FOR SALE

The movement of the non-current assets held for sale during the years ended December 31, 2017, 2016 and 2015 is as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
Balance at the beginning of the year	Ps.	259,527	Ps.	199,475	Ps.	211,247
Additions		89,216		236,632		93,698
Assets sold		(78,784)		(130,784)		(104,940)
Charge-offs		-		-		(5,786)
Changes in fair value		(37,818)		(34,572)		(12,159)
Reclassifications (1)		(134,795)		(5,631)		(24,901)
Exchange gains in foreign currency		4,036		(5,593)		42,316
Balance at year end	Ps.	101,382	Ps.	259,527	Ps.	199,475

(1) Includes reclassifications to: I) Investment properties by PS. (108,924); II) Investments by Ps. (23,368) and III) Other assets by Ps. (2,503).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Following is the detail of the non-current assets held for sale:

	December 31, 2017		December 31, 2016
Foreclosed assets
Movable property	Ps.	8,523	Ps.	103,569
Residential real estate		31,666		36,368
Other real estate		37,061		38,080
	Ps.	77,250	Ps.	178,017
Assets received from leasing agreements
Machinery and equipment		15,640		25,035
Vehicles		1,623		6,320
Real estate		1,963		27,208
	Ps.	19,226	Ps.	58,563
Other non-current assets held for sale
Lands		-		8,396
Real estate		982		-
Other		3,924		14,551
		4,906		22,947
Balance	Ps.	101,382	Ps.	259,527

Following is the detail of the associated liabilities to assets held for sale:

	December 31, 2017		December 31, 2016
Commercial accounts payable	Ps.	18,382	Ps.	13,884
Total	Ps.	18,382	Ps.	13,884

Non-current assets held for sale are primarily assets received through foreclosure from assets pledged as loan collateral. Accordingly, Grupo Aval´s intention is to sell them immediately, and it has departments, processes and special sales programs for that purpose. Foreclosed assets are either sold for cash or financing for their sale is provided to potential buyers under normal market conditions. These are expected to be sold within a period of 12 months subsequent to their classification as assets held for sale. There are options contracts in place for some of these assets. Note 4.1 on credit risk contains information on assets received through foreclosure and sold during the period. During the years ended on December 31, 2017, 2016 and 2015, there were no changes in plans for the disposal of non-current assets held for sale.

NOTE 14 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The detail of the investments in associates and joint ventures is as follows:

	December 31, 2017		December 31, 2016
Associates	Ps.	925,823	Ps.	865,410
Joint ventures		117,191		281,237
Total	Ps.	1,043,014	Ps.	1,146,647

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The following table shows the balances of each investment in associates and joint ventures as of December 31, 2017 and 2016, Grupo Aval voting right percentage in those entities:

	December 31, 2017			December 31, 2016
	Ownership interest	Book value		Ownership interest	Book value
Associates
A.C.H Colombia S.A.	34%	Ps.	12,357	34%	Ps.	10,467
Redeban Multicolor S.A.	20%		19,529	20%		18,421
Credibanco (*)	25%		196,071	25%		192,893
Aerocali S.A.	50%		17,633	50%		24,971
Colombiana de Extrusión S.A. Extrucol	30%		11,476	30%		11,354
Concesionaria Tibitoc S.A.	33%		20,165	33%		20,209
Metrex S.A.	18%		2,559	18%		2,239
C.I. Acepalma S.A. (**)	11%		5,625	11%		4,367
Gases del Caribe S.A. E.S.P.	31%		269,739	31%		218,432
Gas Natural de Lima y Callao S.A. -Calidda S.A.	40%		363,139	40%		354,822
Energía Eficiente S.A.	39%		6,927	39%		6,678
Concentra Inteligencia en energía S.A.S	24%		603	24%		557

		Ps.	925,823		Ps.	865,410

	December 31, 2017			December 31, 2016
	Ownership interest	Book value		Ownership interest	Book value

Joint ventures
Cfc Sk Eldorado Latam Advisory Company S.A.S (1)	50%		345	50%		258
Cfc Sk El Dorado Latam Management Company Ltd (1)	50%		4,568	50%		2,993
Cfc Sk El Dorado Latam Capital Partner Ltd (1)	50%		495	50%		472
Cfc Sk El Dorado Latam Fund L.P. (1)	-		-	50%		12,395
Concesionaria Ruta Del Sol S.A.S. (2)	33%		111,783	33%		252,474
Concesionaria Víal Del Pacífico (3)	-		-	50%		1,479
Concesionaria Nueva Vía Al Mar (4)	-		-	60%		11,166
		Ps.	117,191		Ps.	281,237

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The main corporate purpose of Grupo Aval´s associates is described as follows:

	Associate	Corporate purpose
1	A.C.H. Colombia S.A.	Financial transactions
2	Redeban Multicolor S.A.	Payment processing
3	Aerocali S.A	Projects in airport infrastructure
4	Colombiana de Extrusión S.A. - Extrucol	Networks and infrastructure
5	Concesionaria Tibitoc S.A.	Infrastructure projects
6	Metrex S.A.	Manufacturing and commercialization of industrial equipment
7	C.I. Acepalma S.A.	Oil palm farming and subproducts
8	Gases del Caribe S.A. E.S.P.	Gas distribution
9	Calidda S.A.	Gas distribution
10	Concentra Inteligencia en energía S.A.S	Gas distribution
11	Energía Eficiente S.A.	Gas distribution
12	Credibanco S.A.	Payment processing

Below is the detail of the corporate purpose of significant joint ventures in concession agreements:

(1)

Different joint businesses executed by Grupo Aval’s subsidiaries with specific purposes wherein the joint business assumes no responsibilites for business results, not requiring significant equity resources from Grupo Aval. In June 2017 Cfc Sk El Dorado Latam Fund L.P. went from being a Joint venture to an investment in equity securities in the trading portfolio.

(2)

Estudios Proyectos del Sol S.A.S ("Episol"), 100% owned subsidiary of Corficolombiana S.A. carried out an impairment analysis on its investment in Concesionaria Ruta del Sol S.A.S (CRDS), a company in which it participates in 33% of its share capital, reflecting an adjustment in the amount of Ps.140,691 for 2017. The attribuitable part of the Episol (CRDS) adjustment amounted to Ps. 63,015.The balance of this investment after the impairment expense amounts to Ps.111,783.

Matters referring to the nullity of the Ruta del Sol Sector 2 contract ("Concession Contract"), the claims of the parties, the Settlement Completion and Early Eventual Termination Agreement signed in February 2017, the liquidation formula of the Concession Contract, the liquidation value of the work and the amounts to be recognized are the subject of debate within the framework of the Arbitration Tribunal that will resolve the differences between CRDS and the Agencia Nacional de Infraestructura - ANI. Although no award has been made and no date is known for said award to be made, Episol considered it appropriate to make the aforementioned impairment expense on the value of its investment. Notwithstanding the foregoing, Episol will continue to defend its legitimate rights and interests in the aforementioned arbitration process, and in any other forum that may be required.

(3)	and (4) As of December 2017, the investment ceased to be a Joint Venture and became a subsidiary. (See note 17, this acquisition is considered non-significant).

A roll-forward of investments in associates and joint ventures accounts is shown below for the years ended at December 31, 2017, 2016 and 2015:

Associates

	December 31, 2017		December 31, 2016		December 31, 2015
Balance at the beginning of the year	Ps.	865,410	Ps.	645,377	Ps.	540,082
Acquisitions		-		16		-
Gain in non-monetary transactions (*)		-		195,514		-
Participation in the profit or loss of the period		170,349		147,867		121,563
Participation in Other Comprehensive Income		1,135		(17,949)		30,426
Dividends received		(107,812)		(96,375)		(39,188)
Capitalization reductions		-		(4,746)
Allowance for Impairment		-		(4,027)		-
Reclassifications		-		-		(6,524)
Exchange difference		(3,259)		(267)		(982)
Year-end balance	Ps.	925,823	Ps.	865,410	Ps.	645,377

(*) Since November 30, 2016, Grupo Aval has significant influence on Credibanco. On August 26, 2016 Credibanco’s General Shareholders Meeting agreed to transform the society from a non-profit organization to a Limited Liability Company, which is now accounted for as an associate.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Joint ventures

	December 31, 2017		December 31, 2016		December 31, 2015
Balance at the beginning of the year	Ps.	281,237	Ps.	282,222	Ps.	177,103
Participation in the period profit or loss		1,615		(7,102)		108,835
Participation in Other Comprehensive Income		(7)		(2,112)		1,538
Dividends received		-		-		(6,460)
Capitalization		87		17,282		-
Allowance for Impairment (*)		(140,691)		(5,892)		-
Transfers / Reclassification		(12,405)		(3,569)		1,206
Exchange difference		-		408		-
Balance acquired in business combination		(12,645)		-		-
Year-end balance	Ps.	117,191	Ps.	281,237	Ps.	282,222

(*) Impairment of the investment in the Concesionaria Conjunto Ruta del Sol S.A.S joint businesses (CRDS).

The condensed financial information of the associates and joint ventures is as follows:

Associates

December 31, 2017

	Assets		Liabilities		Equity		Income		Expenses		Net income
A.C.H. Colombia S.A.	Ps.	56,670	Ps.	20,119	Ps.	36,551	Ps.	69,120	Ps.	54,746	Ps.	14,374
Redeban Multicolor S.A.		177,667		81,001		96,666		160,470		149,902		10,568
Credibanco		253,991		84,294		169,697		207,592		180,422		27,170
Aerocali S.A.		133,977		99,008		34,969		117,169		100,900		16,269
Colombiana de Extrusión S.A. Extrucol		68,059		29,807		38,252		65,870		62,201		3,669
Concesionaria Tibitoc S.A.		79,566		19,069		60,497		47,125		34,003		13,122
Metrex S.A.		38,933		24,726		14,207		47,763		43,003		4,760
C.I. Acepalma		290,406		240,547		49,859		798,782		789,925		8,857
Gases del Caribe S.A.		2,363,464		1,481,320		882,144		1,577,041		1,343,286		233,755
Cálidda S.A.		2,441,398		1,536,738		904,660		1,575,804		1,402,709		173,095
Concentra Inteligencia en energía S.A.S		2,331		231		2,100		1,634		1,491		143
Energía Eficiente S.A.		40,853		23,142		17,711		92,170		89,709		2,461
	Ps.	5,947,315	Ps.	3,640,002	Ps.	2,307,313	Ps.	4,760,540	Ps.	4,252,297	Ps.	508,243

December 31, 2016

	Assets		Liabilities		Equity		Income		Expenses		Net income
A.C.H. Colombia S.A.	Ps.	48,243	Ps.	17,282	Ps.	30,961	Ps.	59,991	Ps.	47,275	Ps.	12,716
Redeban Multicolor S.A.		161,093		69,912		91,181		132,626		127,020		5,606
Credibanco		365,559		212,085		153,474		203,214		184,342		18,872
Aerocali S.A.		146,783		96,841		49,942		130,743		104,850		25,893
Colombiana de Extrusión S.A. Extrucol		59,338		20,148		39,190		79,876		67,585		4,560
Concesionaria Tibitoc S.A.		88,521		27,894		60,627		53,212		37,063		16,149
Metrex S.A.		28,604		16,162		12,442		43,997		41,058		2,939
C.I. Acepalma		211,211		172,455		38,756		652,528		645,524		7,004
Gases del Caribe S.A.		2,197,142		1,460,303		736,838		1,818,142		1,627,786		190,356
Cálidda S.A.		2,230,186		1,343,129		887,057		1,630,979		1,462,514		168,465
Concentra Inteligencia en energía S.A.S		2,092		165		1,927		1,670		1,196		474
Energía Eficiente S.A.		41,643		25,045		16,598		500,311		491,584		8,728
	Ps.	5,580,415	Ps.	3,461,421	Ps.	2,118,993	Ps.	5,307,289	Ps.	4,837,797	Ps.	461,762

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Joint ventures

December 31, 2017

	Assets		Liabilities		Equity		Income		Expenses		Net income
CFC SK Eldorado Latam Advisory Company S.A.S	Ps.	893	Ps.	204	Ps.	689	Ps.	2,037	Ps.	1,877	Ps.	159
Cfc Sk Eldorado Latam Management Company Ltd.		9,169		34		9,135		3,584		374		3,210
Cfc Sk Eldorado Latam Capital Partners, Ltd.		1,007		16		991		-		131		(131)
Concesionaria Vial del Pacífico (*)		424,888		424,379		509		113,113		115,567		(2,454)
Concesionaria Nueva Vía al Mar (*)		188,731		166,955		21,776		26,215		23,049		3,166
	Ps.	624,688	Ps.	591,588	Ps.	33,100	Ps.	144,949	Ps.	140,998	Ps.	3,950

(*) As of December 2017, the investment stopped being a Joint Venture and became a controlled investment. (See note 15, this acquisition is considered non-significant).

December 31, 2016

	Assets		Liabilities		Equity		Income		Expenses		Net income
CFC SK Eldorado Latam Advisory Company S.A.S	Ps.	1,015	Ps.	499	Ps.	516	Ps.	2,637	Ps.	2,265	Ps.	372
Cfc Sk Eldorado Latam Management Company Ltd.		6,026		39		5,987		3,003		381		2,622
Cfc Sk Eldorado Latam Capital Partners, Ltd.		960		15		945		(20)		152		(172)
Cfc Sk Eldorado Latam Fund L.P.		37,545		12,582		24,963		1,953		9,655		(7,702)
Concesionaria Ruta del Sol S.A.		3,653,227		2,578,230		1,074,997		1,499,983		1,207,910		292,073
Concesionaria Vial del Pacífico		246,184		243,221		2,963		61,275		61,506		(231)
Concesionaria Nueva Vía al Mar		122,884		104,274		18,610		27,408		24,337		3,071
	Ps.	4,067,841	Ps.	2,938,860	Ps.	1,128,981	Ps.	1,596,239	Ps.	1,306,206	Ps.	290,033

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 15 – TANGIBLE ASSETS

The movement of the carrying value amounts of tangible assets for the years ended on December 31, 2017, 2016 and 2015 is as follows:

	For own use (1)		Given in operating leases		Investment properties (2)		Biological assets at fair value		Total
Cost
Balance as of January 1, 2015	Ps.	6,758,740	Ps.	17,111	Ps.	366,742	Ps.	202,399	Ps.	7,344,992
Purchases or capitalized expenses		919,335		1,119		75,458		35,265		1,031,177
Withdrawals / Sales		(349,056)		(7,739)		(22,945)		(20,374)		(400,114)
Changes in fair value		-		-		104,769		22,922		127,691
Transfers to/from non-current assets held for sale		15,498		-		14,222		-		29,720
Adjustments for exchange differences		625,076		-		-		-		625,076
Balance as of December 31, 2015	Ps.	7,969,593	Ps.	10,491	Ps.	538,246	Ps.	240,212	Ps.	8,758,542
Reclassification of bearer plants balance (*)		188,177		-		-		(188,177)		-
Effects of amendments in accounting policies of bearer plants		29		-		-		(18,108)		(18,079)
Purchases or capitalized expenses		814,194		362		71,268		21,432		907,256
Withdrawals / Sales		(367,987)		(3,806)		(61,786)		(20,670)		(454,249)
Changes in fair value		-		-		53,680		14,644		68,324
Transfers to/from non-current assets held for sale		(18,704)		-		11,319		-		(7,385)
Adjustments for exchange differences		(138,320)		-		-		-		(138,320)
Reclassifications		(58,046)		-		(2,539)		(1,331)		(61,916)
Balance as of December 31, 2016	Ps.	8,388,936	Ps.	7,047	Ps.	610,188	Ps.	48,002	Ps.	9,054,173
Purchases or capitalized expenses		470,650		3,102		84,036		24,409		582,197
Withdrawals / Sales (4)		(374,606)		(2,467)		(28,431)		(19,775)		(425,279)
Changes in fair value		-		-		46,675		13,503		60,178
Transfers to/from non-current assets held for sale		587		-		101,469		-		102,056
Adjustments for exchange differences		(65,404)		-		-		-		(65,404)
Reclassifications (3)		77,394		-		(30,143)		-		47,251
Balance as of December 31, 2017	Ps.	8,497,557	Ps.	7,682	Ps.	783,794	Ps.	66,139	Ps.	9,355,172

Accumulated Depreciation:

Balance January 1, 2015	Ps.	(1,445,970)	Ps.	(9,237)	Ps.	-	Ps.	-	Ps.	(1,455,207)
Depreciation for the year charged to profit or loss		(388,271)		(3,505)		-		-		(391,776)
Withdrawals / Sales		156,830		5,678		-		-		162,508
Transfers to/from non-current assets held for sale		(364,282)		-		-		-		(364,282)
Adjustments for exchange differences		(194,653)		-		-		-		(194,653)
Balance December 31, 2015	Ps.	(2,236,346)	Ps.	(7,064)	Ps.	-	Ps.	-	Ps.	(2,243,410)
IAS 41 Adoption Effect – agriculture		(29)								(29)
Depreciation for the year charged to profit or loss		(454,620)		(1,232)		-		-		(455,852)
Withdrawals / Sales		126,782		3,413		-		-		130,195
Transfers to/from non-current assets held for sale		10,781		-		-		-		10,781
Adjustments for exchange differences		71,582		-		-		-		71,582
Reclassification		(5,338)		-		-		-		(5,338)
Balance December 31, 2016	Ps.	(2,487,188)	Ps.	(4,883)	Ps.	-	Ps.	-	Ps.	(2,492,071)
Depreciation of the year charged against profit or loss		(463,133)		(759)		-		-		(463,892)
Withdrawals / Sales (4)		274,804		2,036		-		-		276,840
Transfers to/from non-current assets held for sale		-		-		-		-		-
Adjustments for exchange differences		20,881		-		-		-		20,881
Reclassification (3)		(35,531)		-		-		-		(35,531)
Balance December 31, 2017	Ps.	(2,690,167)	Ps.	(3,606)	Ps.	-	Ps.	-	Ps.	(2,693,773)

Impairment losses:

Balance as of January 1, 2015	Ps.	(2,726)	Ps.	(326)	Ps.	-	Ps.	-	Ps.	(3,052)
Year impairment charge		1,709		259		-		-		1,968
Balance as of December 31, 2015		(1,017)		(67)		-		-		(1,084)
Year impairment charge		(1,482)		(21)		-		-		(1,503)
Balance as of December 31, 2016		(2,499)		(88)		-		-		(2,587)
Withdrawals / Year impairment charge		(4,894)		88		-		-		(4,806)
Balance as of December 31, 2017	Ps.	(7,393)	Ps.	-	Ps.	-	Ps.	-	Ps.	(7,393)

Tangible Assets, net:

Balance as of December 31, 2015	Ps.	5,732,230	Ps.	3,360	Ps.	538,246	Ps.	240,212	Ps.	6,514,048
Balance as of December 31, 2016	Ps.	5,899,249	Ps.	2,076	Ps.	610,188	Ps.	48,002	Ps.	6,559,515
Balance as of December 31, 2017	Ps.	5,799,997	Ps.	4,076	Ps.	783,794	Ps.	66,139	Ps.	6,654,006

(*) See note 2.15

(1) Only includes assets for own use diferent than assets given in operating lease (see note 15.2)

(2) The total of purchases of investment properties, includes Ps. 8,219 at December 2017 and Ps. 14,658 at December 2016, of assets received in total or partial settlement of the payment obligations of debtors.

(3) The total of reclassification of for own use, includes Ps. 3,509 of the business combinations Covimar y Covipacifico (this acquisition is not significant).

(4) The total of Withdrawals of for own use, includes Ps. (30,440) of the liquidation of “Consorcio Consol”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

15.1.	Properties, plant and equipment for own use

Following is the detail of the balance at December 31, 2017 and 2016, by type:

	Cost		Accumulated depreciation		Impairment loss		Carrying amount
December 31, 2017
Land	Ps.	1,007,788	Ps.	-	Ps.	(3,741)	Ps.	1,004,047
Buildings		2,640,644		(485,924)		(116)		2,154,604
Office equipment and accessories		944,127		(613,400)		(226)		330,501
Information technology equipment		1,573,284		(1,121,179)		(11)		452,094
Vehicles		131,301		(62,304)		-		68,997
Equipment and machinery		1,362,242		(187,500)		(3,299)		1,171,443
Silos		8,613		(4,760)		-		3,853
Warehouses		43,592		(25,734)		-		17,858
Advanced payments for the acquisition of plant property and equipment		6,974		-		-		6,974
Improvements in leaseholds properties		348,431		(182,318)		-		166,113
Construction in progress		211,120		-		-		211,120
Bearer plants		219,441		(7,048)		-		212,393
Balance as of December 31, 2017	Ps.	8,497,557	Ps.	(2,690,167)	Ps.	(7,393)	Ps.	5,799,997

	Cost		Accumulated depreciation		Impairment loss		Carrying amount
December 31, 2016
Land	Ps.	1,010,753	Ps.	-	Ps.	(1,452)	Ps.	1,009,301
Buildings		2,598,571		(396,015)		(213)		2,202,343
Office equipment and accessories		939,344		(600,743)		(72)		338,529
Information technology equipment		1,555,655		(1,086,475)		-		469,180
Vehicles		130,493		(69,282)		-		61,211
Equipment and machinery		1,352,413		(150,677)		(762)		1,200,974
Silos		8,613		(4,445)		-		4,168
Warehouses		43,457		(24,819)		-		18,638
Advanced payments for the acquisition of plant property and equipment		17,455		-		-		17,455
Improvements in leaseholds properties		307,289		(152,067)		-		155,222
Construction in progress		225,803		-		-		225,803
Bearer plants		199,090		(2,665)		-		196,425
Balance as of December 31, 2016	Ps.	8,388,936	Ps.	(2,487,188)	Ps.	(2,499)	Ps.	5,899,249

15.2	Properties, plant and equipment given in operating lease:

Following is movement of carrying value amounts of the balance to as of December 31, 2017 and 2016, by type:

	Cost		Accumulated depreciation		Impairment loss		Carrying amount
December 31, 2017
Equipment, furniture and office equipment	Ps.	203	Ps.	(203)	Ps.	-	Ps.	-
Computing equipment		3,363		(1,484)		-		1,879
Vehicles		3,627		(1,834)		-		1,793
Mobilization equipment and machinery		489		(85)		-		404
Balance as of December 31, 2017	Ps.	7,682	Ps.	(3,606)	Ps.	-	Ps.	4,076

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

	Cost		Accumulated depreciation		Impairment loss		Carrying amount
December 31, 2016
Equipment, furniture and office equipment	Ps.	264	Ps.	(264)	Ps.	-	Ps.	-
Computing equipment		1,838		(1,712)		(88)		38
Vehicles		3,876		(1,968)		-		1,908
Mobilization equipment and machinery		1,069		(939)		-		130
Balance as of December 31, 2016	Ps.	7,047	Ps.	(4,883)	Ps.	(88)	Ps.	2,076

Below is a summary of the minimum lease payments to be received in the next years based on assets given in operating lease to December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
Less than a year	Ps.	2,833	Ps.	1,937
More than a year, less than 5		2,435		1,170
Total	Ps.	5,268	Ps.	3,107

15.3	Biological Assets

Following is the detail of the biological assets by type:

	December 31, 2017		December 31, 2016
African palm
In production (at fair value)	Ps.	26,555	Ps.	22,814
Rubber plantations
In production (at fair value)		24,158		14,605
Other at fair value (*)		15,426		10,583
Total	Ps.	66,139	Ps.	48,002

(*)Includes short-term crops, livestock and fish farming.

The aforementioned amounts are not subject to any limitations or restrictions.

During the years ended on December 31, 2017, 2016 and 2015, Grupo Aval recorded in its statement of income the following:

	December 31, 2017		December 31, 2016		December 31, 2015
Sales of biological goods	Ps.	43,788	Ps.	39,032	Ps.	46,458
Changes in fair value of biological assets		13,503		14,644		22,922
Subtotal		57,291		53,676		69,380
Costs and expenses		(37,313)		(27,067)		(37,045)
Depreciation of bearer plants		(3,405)		(2,665)		-
General administration costs and sales		(7,278)		(4,379)		(2,866)
Financial costs		(4,136)		(2,285)		(278)
Subtotal		(52,132)		(36,396)		(40,189)
Total net income	Ps.	5,159	Ps.	17,280	Ps.	29,191

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

15.4	Investment properties

The following table summarizes investment properties as of December 31, 2017 and 2016:

December 31, 2017	Cost		Accumulated adjustments to fair value		Carrying amount
Land	Ps.	365,675	Ps.	159,836	Ps.	525,511
Buildings		217,897		40,386		258,283
Balance as of December 31, 2017	Ps.	583,572	Ps.	200,222	Ps.	783,794

December 31, 2016	Cost		Accumulated adjustments to fair value		Carrying amount
Land	Ps.	267,869	Ps.	123,287	Ps.	391,156
Buildings		189,650		29,382		219,032
Balance as of December 31, 2016	Ps.	457,519	Ps.	152,669	Ps.	610,188

The following amounts have been recognized in the consolidated statement of income during the years ended on December 31, 2017, 2016 and 2015 in relation to investments properties:

	December 31, 2017		December 31, 2016		December 31, 2015
Income from rents	Ps.	11,992	Ps.	5,183	Ps.	6,986
Direct operating expenses deriving from property investments which create income from rent		(1,053)		(321)		(1,798)
Direct operating expenses deriving from property investments which do not create income from rent		(4,239)		(1,328)		(762)
Net	Ps.	6,700	Ps.	3,534	Ps.	4,426

NOTE 16 – CONCESSION ARRANGEMENTS RIGHTS

Under IFRIC 12, the concession arrangements between several of Grupo Aval’s subsidiaries and the Colombian Government for a number of infrastructure projects are classified as either financial assets or intangible assets as follows:

16.1.	Financial assets in concession arrangements

The following table shows the changes in the financial assets in concession arrangements registered for Grupo Aval’s subsidiaries in the years ended at December 31, 2017 and 2016:

	At fair value		At amortized cost		Total
Balance at January 1, 2015	Ps.	1,738,598	Ps.	119,337	Ps.	1,857,935
Additions or new concession arrangements		-		369,983		369,983
Collections during the year		-		(400,703)		(400,703)
Adjustment to fair value credited to income		153,094		-		153,094
Changes in accounting estimates (1)		-		(111,432)		(111,432)
Accrued interest		-		65,679		65,679
Balance at December 31, 2015	Ps.	1,891,692	Ps.	42,864	Ps.	1,934,556
Additions or new concession arrangements		-		408,040		408,040
Collections during the year		-		(327,607)		(327,607)
Adjustment to fair value credited to income		180,982		-		180,982
Accrued interest		-		79,944		79,944
Balance at December 31, 2016	Ps.	2,072,674	Ps.	203,241	Ps.	2,275,915
Additions or new concession arrangements (2)		-		698,749		698,749
Collections during the year		-		(162,271)		(162,271)
Adjustment to fair value credited to income		209,937		-		209,937
Accrued interest		-		46,299		46,299
Balance at December 31, 2017	Ps.	2,282,611	Ps.	786,018	Ps.	3,068,629

(1)	During 2015, the subsidiaries Estudios, Proyectos e Inversiones de los Andes S.A. and Proyectos de Infraestructura S.A. reassessed the allocation of the fair value of two mixed concession contracts, between the financial asset and the intangible asset that arise from the contract, as a result of clarifications made to the contracts due to requirements for additional work. As a result, it was determined to perform an adjustment to their carrying amount by a reclassification of the amount of Ps. 111,432 from the financial assets at amortized cost included in other accounts receivable, to intangible assets.
(2)	The Corporación Financiera Colombiana - Corficolombiana S.A., acquired an additional 40% of the Concesionaria Vial del Pacífico S.A.S. and an additional 40% of the Concesionaria Nueva Vía al Mar S.A.S., both domiciled in Colombia, increasing amortized cost in Ps. 396,467 (this acquisition is considered non-significant).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

16.2.	Intangible Assets in Concession Arrangements

The following table shows the a roll-forward of in the main concession agreements of Grupo Aval’s subsidiaries under intangible assets during the years ended at December 31, 2017, 2016 and 2015:

	Promigas S.A. and subsidiaries		Concesionaria Vial de los Andes S.A.		Proyectos de Infraestructura S.A. – Pisa and subsidiaries		Episol S.A.S. and subsidiaries		Total
Cost
At December 31, 2015	Ps.	1,884,476	Ps.	554,037	Ps.	262,406	Ps.	72,391	Ps.	2,773,310
Additions		421,202		96,621		11,150		83,206		612,179
Reclassification to PPE		68,587		-		3		1		68,591
Withdrawals / Sales		(4,334)		(17)		-		-		(4,351)
At December 31, 2016	Ps.	2,369,931	Ps.	650,641	Ps.	273,559	Ps.	155,598	Ps.	3,449,729
Additions		193,489		82,629		29,305		305,486		610,909
Reclassification to PPE		(14,408)		-		-		-		(14,408)
Withdrawals / Sales		(1,915)		(1,590)		-		-		(3,505)
Foreign exchange adjustment		(1,041)		-		-		-		(1,041)
At December 31, 2017	Ps.	2,546,056	Ps.	731,680	Ps.	302,864	Ps.	461,084	Ps.	4,041,684

Accumulated Amortization
At December 31, 2015		(149,743)	Ps.	(210,657)	Ps.	(18,971)	Ps.	(3,237)	Ps.	(382,608)
Amortization of the year		(100,850)		(148,749)		(9,485)		(1,583)		(260,667)
Reclassification to PPE		(2,111)		-		(2)		-		(2,113)
Withdrawals / sales		973		-		-		-		973
At December 31, 2016	Ps.	(251,731)	Ps.	(359,406)	Ps.	(28,458)	Ps.	(4,820)	Ps.	(644,415)
Amortization of the year		(119,549)		(153,212)		(10,083)		(1,645)		(284,489)
Reclassification to PPE		841		-		-		-		841
Withdrawals / sales		630		-		-		-		630
Foreign exchange adjustment		(84)		-		-		-		(84)
At December 31, 2017	Ps.	(369,893)	Ps.	(512,618)	Ps.	(38,541)	Ps.	(6,465)	Ps.	(927,517)

Total Intangible Assets
Balance at December 31, 2015	Ps.	1,734,733	Ps.	343,380	Ps.	243,435	Ps.	69,154	Ps.	2,390,702
Cost		485,455		96,604		11,153		83,207		676,419
Amortization		(101,988)		(148,749)		(9,487)		(1,583)		(261,807)
Balance at December 31, 2016	Ps.	2,118,200	Ps.	291,235	Ps.	245,101	Ps.	150,778	Ps.	2,805,314
Cost		176,125		81,039		29,305		305,486		591,955
Amortization		(118,162)		(153,212)		(10,083)		(1,645)		(283,102)
Balance at December 31, 2017	Ps.	2,176,163	Ps.	219,062	Ps.	264,323	Ps.	454,619	Ps.	3,114,167

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The following is a summary of the main concession contracts granted to subsidiaries of Grupo Aval and to Promigas as of December 31, 2017 and 2016:

Concession	Concession end date	Price control and regulation by concession grantor	Remuneration paid by	Grant or guarantee from concession grantor	Residual value
Promigas S.A. and Subsidiaries (*)
Pipeline construction and maintenance in Colombia	2044	Regulated gas transportation tariffs	Users	None	Colombian Government has an option to buy the Infrastructure at any time at its fair value.
Pipeline construction and maintenance in Colombia	2045	Regulated gas transportation tariffs	Users	None	Colombian Government has an option to buy the Infrastructure at any time at its fair value
Pipeline construction in Colombia	2047	Regulated gas transportation tariffs	Users	None	Colombian Government has an option to buy the Infrastructure at any time at its fair value
Pipeline construction and maintenance in Perú	2035	Regulated gas transportation tariffs	Users	None	Colombian Government has an option to buy the Infrastructure at any time at its fair value
Pipeline construction and maintenance in Colombia	2026 - 2044	Regulated gas transportation tariffs	Users	None	Colombian Government has an option to buy the Infrastructure at any time at its fair value
Pipeline construction and maintenance in Colombia	2034 - 2045	Regulated gas transportation tariffs	Users	None	Colombian Government has an option to buy the Infrastructure at any time at its fair value
Electrical network construction and maintenance in Colombia	2035	Regulated electric energy transmission tariffs	Users	Compliance insurance polices	Infrastructure returned to grantor for no consideration at end of contract
Pipeline construction and maintenance in Perú	2034	Regulated gas transportation tariffs	Users	Letter commitment	Infrastructure returned to grantor for no consideration at end of contract
Estudios, Proyectos e Inversiones de los Andes S.A.S. - Epiandes
Motorways constructions and maintenance in Colombia	2019	Regulated toll tariffs	Users plus cost short falls paid by Colombian Government according to the contract	Compliance insurance polices	Infrastructure returned to grantor for no consideration at end of contract
Proyectos de Infraestructura S.A. - PISA and Subsidiaries
Motorways constructions and maintenance in Colombia	2033	Regulated toll tariffs	Users	Compliance insurance polices	Infrastructure returned to grantor for no consideration at end of contract
Motorways constructions and maintenance in Colombia	2024	Regulated toll tariffs	Users	plus short falls paid by Colombian Government	Infrastructure returned to grantor for no consideration at end of contract
Estudios y Proyectos Del Sol S.A.S and Subsidiaries - EPISOL
Motorways constructions and maintenance in Colombia	2042	Regulated toll tariffs	Users plus cost short falls paid by Colombian Government according to the contract	Compliance insurance polices	Infrastructure returned to grantor for no consideration at end of contract
Motorways constructions and maintenance in Colombia	2054	Regulated toll tariffs	Users plus cost short falls paid by Colombian Government according to the contract	Compliance insurance polices	Infrastructure returned to grantor for no consideration at end of contract
Motorways constructions and maintenance in Colombia	2035	Regulated toll tariffs	Users plus cost short falls paid by Colombian Government according to the contract	Compliance insurance polices	Infrastructure returned to grantor for no consideration at end of contract
Concesionaria Nueva Vía al Mar S.A.S
Motorways constructions and maintenance in Colombia	2044	Regulated toll tariffs	Users plus cost short falls paid by Colombian Government according to the contract	Compliance insurance polices	Infrastructure returned to grantor for no consideration at end of contract
Concesionaria Vial Del Pacifico S.A.S
Motorways constructions and maintenance in Colombia	2042	Regulated toll tariffs	Users plus cost short falls paid by Colombian Government according to the contract	Compliance insurance polices	Infrastructure returned to grantor for no consideration at end of contract

(*) Promigas is not a subsidiary of Grupo Aval under the applicable Colombian Commercial Law. However, pursuant to IFRS rules and the control it exercises over the entity Promigas results are incorporated in the consolidated financial statements of Grupo Aval.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

16.3.	Additional information about Concession Contracts that are in construction arrangements

The following is the activity of income and costs incurred in the construction stage of the concession arrangements:

Accumulated income recorded in the income statement

	Promigas S.A. and Subsidiaries		Concesionaria Vial de los Andes S.A.		Proyectos de Infraestructura S.A.		Episol S.A.S. and Subsidiaries		Concesionaria Nueva Vía al Mar S.A.S.		Concesionaria Vial del Pacifico S.A.S.		Total
Balance at January 1, 2015		318,699		229,729		-		80,042		-		-		628,470
Income from concession contracts during the period		52,507		480,901		13,874		50,353		-		-		597,635
Income from toll during the period		-		230,348		197,648		-		-		-		427,995
Administration, Operation and maintenance (AOM) fees during the period		-		-		-		4,401		-		-		4,401
Financial income during the period		153,093		63,563				4		-		-		216,660
Movement during the period		205,600		774,811		211,522		54,758		-		-		1,246,691
Balance at December 31, 2015	Ps.	524,299	Ps.	1,004,540	Ps.	211,522	Ps.	134,800	Ps.	-	Ps.	-	Ps.	1,875,161
Income from concession contracts during the period		583,018		334,762		77,466		150,147		-		-		1,145,393
Income from toll during the period		-		215,319		213,294		73,922		-		-		502,535
Administration, Operation and maintenance (AOM) fees during the period		-		-		-		37,436		-		-		37,436
Financial income during the period		180,982		-		-		-		-		-		180,982
Adjustment for interest during the period		-		68,237		-		3,351		-		-		71,588
Movement during the period	Ps.	764,000	Ps.	618,318	Ps.	290,760	Ps.	264,856	Ps.	-	Ps.	-	Ps.	1,937,934
Balance at December 31, 2016	Ps.	1,288,299	Ps.	1,622,858	Ps.	502,282	Ps.	399,656	Ps.	-	Ps.	-	Ps.	3,813,095
Income from concession contracts during the period		193,185		217,954		51,939		413,203		104		63,149		939,534
Income from toll during the period		-		236,790		228,643		40,841		-		-		506,274
Administration, Operation and maintenance (AOM) fees during the period		-		-		-		67,468		919		-		68,387
Financial income during the period		209,936		-		-		-		-		-		209,936
Adjustment for interest during the period		-		24,439		-		20,780		1,080		-		46,299
Movement during the period	Ps.	403,121	Ps.	479,183	Ps.	280,582	Ps.	542,292	Ps.	2,103	Ps.	63,149	Ps.	1,770,430
Balance at December 31, 2017	Ps.	1,691,420	Ps.	2,102,041	Ps.	782,864	Ps.	941,948	Ps.	2,103	Ps.	63,149	Ps.	5,583,525

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Costs incurred in the concession, recorded in the statement of income

	Promigas S.A. and Subsidiaries		Concesionaria Vial de los Andes S.A.		Proyectos de Infraestructura S.A.		Episol S.A.S. and Subsidiaries		Concesionaria Nueva Vía al Mar S.A.S.		Concesionaria Vial Del Pacifico S.A.S.		Total
Balance at January 1, 2015		160,772		219,083		-		-		-		-		379,855
Construction cost incurred during the period		52,507		480,901		13,874		-		-		-		547,282
Financial cost incurred during the period		771		38,022		-		-		-		-		38,793
Movement during the period		53,278		518,923		13,874		-		-		-		586,075
Balance at December 31, 2015	Ps.	214,050	Ps.	738,006	Ps.	13,874	Ps.	-	Ps.	-	Ps.	-	Ps.	965,930
Construction cost incurred during the period		583,018		334,762		77,466		150,147		-		-		1,145,393
Financial cost incurred during the period		2,398		37,793		-		-		-		-		40,191
Movement during the period	Ps.	585,416	Ps.	372,555	Ps.	77,466	Ps.	150,147	Ps.	-	Ps.	-	Ps.	1,185,584
Balance at December 31, 2016	Ps.	799,466	Ps.	1,110,561	Ps.	91,340	Ps.	150,147	Ps.	-	Ps.	-	Ps.	2,151,514
Construction cost incurred during the period		193,185		209,055		51,939		214,105		104		11,993		680,381
Financial cost incurred during the period		3,308		-		-		39,388		4,908		-		47,604
Movement during the period	Ps.	196,493	Ps.	209,055	Ps.	51,939	Ps.	253,493	Ps.	5,012	Ps.	11,993	Ps.	727,985
Balance at December 31, 2017	Ps.	995,959	Ps.	1,319,616	Ps.	143,279	Ps.	403,640	Ps.	5,012	Ps.	11,993	Ps.	2,879,499

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 17 – GOODWILL

Following is the roll-forward of goodwill balances during the years ended December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016

Balance at the beginning of the year	Ps.	6,824,935	Ps.	7,055,975
Additions / Purchases (1)		102,376		2,805
Foreign exchange adjustment		(26,255)		(233,845)
Balance at the end of the year	Ps.	6,901,056	Ps.	6,824,935

(1) Corficolombiana acquired in 2017 an additional 40 % of the Concesionaria Vial del Pacífico – Covipacífico S.A.S., located in Colombia. The business acquisition generated Goodwill of Ps. 102,376 which was included in the Financial Statements of Grupo Aval at the end of the 2017 accounting period. (this acquisition is considered non-significant)

The following is the detail of goodwill assigned by cash generating units (CGU) representing the lowest identifiable level within Grupo Aval and monitored by management, in addition those are not greater than the identified business’ segments:

December 31, 2017
CGU	Goodwill carrying amount		CGU Book Value		CGU Recoverable amount		Excess
Leasing Bogotá Panamá	Ps.	4,688,362	Ps.	11,349,292	Ps.	17,054,833	Ps.	5,705,541
Inside Banco de Bogotá S.A. (Megabanco)		465,905		7,353,562		9,483,254		2,129,692
Promigas S.A and Subsidiaries		169,687		3,653,698		9,392,266		5,738,568
Concesionaria Panamericana S.A.S		119,916		169,451		261,223		91,772
Concesionaria Covipacífico S.A.S. (1)		102,376		104,600		111,026		6,426
Hoteles Estelar S.A		6,661		98,688		179,420		80,732
Inside Banco de Occidente S.A. (Banco Unión)		22,724		2,648,449		2,878,178		229,729
Banco Popular S.A.		358,401		2,710,218		3,316,807		606,589
Banco de Bogotá S.A.		301,222		11,000,669		15,361,349		4,360,680
Banco de Occidente S.A.		127,571		3,174,228		4,394,187		1,219,959
Sociedad Administradora de Pensiones y Cesantías Porvenir S.A.		538,231		2,888,669		9,610,514		6,721,845
		6,901,056

(1) Corresponds to 40% of the Consesionaria Vial del Pacífico – Covipacífico S.A.S. (this acquisition is considered as non-significant)

December 31, 2016
CGU	Goodwill carrying amount		CGU Book Value		CGU Recoverable amount		Excess
Leasing Bogotá Panamá	Ps.	4,714,617	Ps.	10,428,240	Ps.	14,362,910	Ps.	3,934,670
Inside Banco de Bogotá S.A. (Megabanco)		465,905		5,579,593		9,976,659		4,397,066
Promigas S.A and Subsidiaries		169,687		2,785,270		7,089,387		4,304,116
Concesionaria Panamericana S.A.S		119,916		35,585		370,248		334,663
Hoteles Estelar S.A		6,661		90,794		97,956		7,162
Inside Banco de Occidente S.A. (Banco Union)		22,724		41,935		454,906		412,971
Banco Popular S.A.		358,401		2,624,196		3,541,307		917,111
Banco de Bogotá S.A.		301,222		10,331,548		13,708,171		3,376,623
Banco de Occidente S.A.		127,571		3,089,717		4,168,844		1,079,127
Sociedad Administradora de Pensiones y Cesantías Porvenir S.A.		538,231		2,433,816		9,187,043		6,753,227
		6,824,935

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

Below is a detail of the most significant values that comprise Goodwill, representing more than 80% of the Goodwill balance detailed above.

A.	Leasing Bogotá S.A. Panamá

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

With the acquisition of BAC COM, through LBP, BAC's corporate structure now is controlled by Banco de Bogotá S.A., which is controlled, in turn, by Grupo Aval. Goodwill was generated and recognized as a result of that operation. Banco de Bogotá was authorized by the Superintendency of Finance to make this acquisition, through its subsidiary Leasing Bogotá Panamá, as indicated in Official Notice 2010073017- 048 dated December 3, 2010.

Afterwards, ninety-eight point ninety-two percent (98.92%) of the shares of Banco Bilbao Vizcaya Argentaria S.A. Panamá (BBVA Panamá, now BAC de Panamá) were acquired by Banco de Bogotá, through its subsidiary Leasing Bogotá Panamá, under authorization from the Superintendency of Finance, as per Official Notice 2013072962-052 dated December 12, 2013.

Also, one hundred percent (100.00%) of the shares of Banco Reformador de Guatemala (Reformador) and of Transcom Bank Limited in Barbados (Transcom) were acquired, and both banks were stated as Grupo Financiero Reformador de Guatemala. The Superintendency of Finance authorized Banco de Bogotá to acquire these banks, through its subsidiaries Credomatic International Corporation and BAC Credomatic Inc., as per Official Notice 2013068082-062 dated December 3, 2013.

Finally, during 2015, Credomatic International Corporation, a subsidiary of the company, acquired 100% of the issued and outstanding shares of COINCA Corporation Inc. (COINCA) and Corporación Tenedora BAC Credomatic S.A., and an indirect subsidiary of the Company, acquired 100% of the issued and outstanding shares of Medios de Pago MP S.A., domiciled in Costa Rica, generating with the latter an additional capital gain of Ps. 853,401 that was included in the consolidated financial statements of the Bank in the first quarter of 2016.

The latest valuation update for the groups of cash generating units to which this goodwill was allocated was done by an external adviser and reviewed by Management in January 2018, based on the financial statements of BAC Credomatic at September 30, 2017. The conclusion was that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units that have goodwill allocated for Ps. 17,054,833 exceeds the book value on Ps. 5,705,541.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The following table shows the averages of the primary premises used in the reports on impairment of the cash-generating units with allocated goodwill, based on the impairment assessments done on the indicated dates.  Although the valuation exercise includes a 10 year projection, the following tables only show the first 5 years as, following the first year of projection, rates are generally stable with no significant variations.

December 31, 2017
	2018	2019	2020	2021	2022
Lending rate on the loan portfolio and investments	11.0%	11.0%	11.0%	11.0%	11.1%
Borrowing rate	2.7%	2.8%	2.9%	3.0%	3.0%
Growth in income from commissions	6.5%	8.3%	8.2%	8.2%	8.3%
Growth in expenses	6.1%	6.2%	6.7%	6.7%	6.8%
Discount rate after taxes	11.3%
Growth rate after ten years	3.0%

December 31, 2016
	2017	2018	2019	2020	2021
Lending rate on the loan portfolio and investments	10.8%	10.8%	10.8%	10.8%	10.9%
Borrowing rate	3.0%	3.0%	3.0%	3.0%	3.0%
Growth in income from commissions	3.9%	5.6%	6.6%	5.7%	6.5%
Growth in expenses	5.8%	7.4%	7.1%	6.8%	6.2%
Discount rate after taxes	13.2%
Growth rate after ten years	3.0%

A 10-year projection was made to evaluate goodwill impairment, considering the business will have matured and the flow of funds will have stabilized once this period has elapsed. In turn, macroeconomic assumptions as well as those for BAC Credomatic’s business in each of the countries where it operates were used for the projection, so as to reflect the reality that each market provides to the CGUs as a whole. The averages of the main premises used are listed in the foregoing tables, including the variables for all the countries where BAC Credomatic Inc. operates. The following is description of that process:

·	Lending rates on loans and investments were projected based on historical data and on the expectations of management in each of the countries where BAC Credomatic Inc. operates, considering the competitiveness of the different services in their respective markets and the growth strategies for each segment. The projection on US Federal Reserve rates was taken into account as well, since these rates serve as a basis for international banking rates.
·	Growth in income from commissions was projected in line with the growth active portfolio, which allows to impel a greater capture of income through the products and services like insurances, memberships, commissions of exchange, among others, also the implementation of new services. Competitive markets were also considered as the projected time horizon elapsed.
·	Although the functional or reporting currency of the business is that of each country in the region where BAC Credomatic Inc. subsidiaries operate, the future flows of funds have been converted into nominal U.S. dollars in each projected period, discounted at a nominal rate in U.S. dollars, net of income tax, estimated as "Ke". A discount rate in U.S. dollars is used, given that a consistent discount rate in the respective local currencies cannot be estimated because of the lack of necessary data.
·	The discount rate has been estimated in light of the risk profile of each of the markets where BAC Credomatic inc. operates.
·	To estimate the terminal value, the normalized flow of funds, adjusted according to expectations for its growth, was projected in perpetuity. This projection does not exceed the average long-term rate of growth for the economies in each of the countries where BAC operates. Consequently, an annual growth rate of 3% was estimated for the long term.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The discount rate after taxes used to discount the dividend flows reflects the specific risks relative to the CGU and the markets where BAC Credomatic operates, as mentioned earlier. Had the estimated 11.3% discount rate been 1.0% higher than the estimated rate; it would not have been necessary to reduce the book value of goodwill, since the vale-in-use of the cash-generating units to which the goodwill was allocated would be Ps. 14,510,903, still exceeding book value as of December 31, 2017 of Ps. 11,349,292.

B.	Cash-generating units inside Banco de Bogotá

Goodwill was generated in 2006 with the acquisition of 94.99% of the shares of Banco de Crédito y Desarrollo Social – MEGABANCO S.A. and later merged with Banco de Bogotá. This operation was authorized by the Office of the Superintendency of Finance in Resolution No. 917 dated June 2, 2006.

That goodwill was allocated to the groups of cash-generating units inside Banco de Bogotá involved in the following lines of business:

	Share (%)	Value
Commercial	32.7%	152,539
Consumer	30.8%	143,287
Payroll installment loans	27.0%	125,934
Vehicles	6.7%	31,304
Microcredit	2.8%	12,841
Total	100.0%	465,905

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser. This valuation was conducted on January 2018 and is based on Banco de Bogotá´s financial statements at September 30, 2017. Due to the merger of Banco de Bogotá with the acquired company, no triggering event was detected. It was concluded that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units that have goodwill allocated for Ps. 9,483,254 exceeds the book value on Ps. 2,129,692.

The following table shows the main premises used in the latest impairment tests of the groups of cash-generating units with allocated goodwill. These were performed in December 2017 and December 2016

December 31, 2017
	2018	2019	2020	2021	2022
Lending rate on the loan portfolio and investments	9.6%	9.4%	9.3%	9.5%	9.6%
Borrowing rate	3.6%	3.3%	3.2%	3.6%	3.8%
Growth in income from commissions	9.2%	7.7%	7.8%	8.5%	8.5%
Growth in expenses	2.5%	4.0%	4.0%	5.1%	4.4%
Inflation	3.3%	3.4%	3.2%	3.3%	3.6%
Discount rate after taxes	14.0%
Growth rate after five years	3.5%

December 31, 2016
	2017	2018	2019	2020	2021
Lending rate on the loan portfolio and investments	10.5%	10.0%	9.6%	9.2%	9.0%
Borrowing rate	4.7%	4.1%	3.7%	3.2%	3.2%
Growth in income from commissions	17.2%	21.3%	12.2%	12.2%	15.6%
Growth in expenses	7.0%	10.8%	10.8%	11.0%	12.7%
Inflation	4.1%	3.0%	3.1%	3.0%	3.0%
Discount rate after taxes	15.7%
Growth rate after five years	3.0%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

A 5-year projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables.

The following is a description of that process.

·	The lending rates on loans and investments were projected based on the Company expected rates and lending rates from independent specialists (The Economist Intelligence Unit "EIU")
·	The borrowing rates were projected based on The Company expected rates and the money market interest rate from EIU.
·	Estimated growth in commissions is based on its historical percentage over the gross loan portfolio.
·	Estimated growth in expenses is based on the inflation's growth and/or its historical percentage over revenues.
·	The inflation rate used in the projections is based on reports from outside sources, such as The Economist Intelligence Unit, and Corficolombiana.
·	The growth rate used for the terminal value was 3.5%, which is the average projected inflation provided by the independent specialists.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the 14.0% estimated discount rate had been 1.0% higher than the rate estimated in the independent studies, the book value of goodwill would not have to be reduced, since the fair value of the groups of cash-generating units with this sensitivity would be Ps. 8,724,594, which is above the book value of Ps. 7,353,562 as of December 31, 2017.

C.	Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

After the acquisition, Porvenir absorbed AFP Horizonte Pensiones y Cesantías S.A and the goodwill in question was allocated to the groups of cash-generating units that together make up Porvenir later that same year.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser. This valuation was conducted on January 2018 and is based on financial statements of Porvenir at September 30, 2017. The conclusion was that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units that have goodwill allocated for Ps. 9,610,514 exceeds the book value on Ps. 6,721,845.

The following are the main premises used in the impairment test reports taken as the basis for impairment testing on the dates listed, although the valuation exercise includes a 20 year projection, the following tables only show the first 5 years as, following the first year of projection, rates are generally stable with no significant variations.

December 31, 2017
	2018	2019	2020	2021	2022
Interest rate on investments	5.8%	5.9%	5.7%	5.8%	6.2%
Borrowing rate	6.3%	6.3%	6.3%	6.3%	6.3%
Growth in income from commissions	14.2%	8.0%	7.7%	7.6%	7.5%
Growth in expenses	11.2%	6.7%	6.1%	6.1%	6.4%
Inflation	3.3%	3.4%	3.2%	3.3%	3.6%
Discount interest rate after taxes	13.0%
Growth rate after twenty years	3.5%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

December 31, 2016
	2017	2018	2019	2020	2021
Lending interest rate on investments	6.5%	5.9%	6.2%	6.2%	6.2%
Borrowing rate	6.3%	6.3%	6.3%	6.3%	6.3%
Growth in income from commissions	6.9%	12.7%	7.2%	7.1%	6.9%
Growth in expenses	3.5%	13.2%	5.3%	6.5%	5.9%
Inflation	3.7%	3.0%	3.1%	3.0%	3.0%
Discount interest rate after taxes	12.9%
Growth rate after twenty years	4.0%

A 20-year projection was made to estimate goodwill based on macroeconomic assumptions and those related to the business of Porvenir, as indicated in the foregoing tables. The following is a description of that process.

·	Investments and borrowing rates were projected using historical data and data provided by The Company on the business.
·	The estimated increases in commissions and expenses are based on business growth and other transactions estimated by The Company.
·	The inflation rate used in the projections is based on reports from outside sources, such as The Economist Intelligence Unit, and Corficolombiana.
·	The growth rate used for the terminal value was 3.5%, which is the average projected inflation provided by the independent specialists.

The discount interest rate after taxes that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate of 13.0% had been 1.0% higher than the estimated rate in the valuation done by outside experts, there would be no need to reduce the book value of goodwill, since the fair value of the groups of cash-generating units to which the goodwill was allocated would be Ps. 8,653,365 and exceeds their book value of Ps. 2,888,669.

NOTE 18 – OTHER INTANGIBLE ASSETS

Below is the detail of the balances of other intangible assets as of December 31, 2017 and 2016:

December 31, 2017

Description	Cost		Accumulated amortization		Net book value
Software and information technology applications purchased	Ps.	845,402	Ps.	(292,959)	Ps.	552,443
Licenses		391,726		(137,998)		253,728
Other intangibles assets		52,125		(9,615)		42,510
Total	Ps.	1,289,253	Ps.	(440,572)	Ps.	848,681

December 31, 2016

Description	Cost		Accumulated amortization		Net book value
Software and information technology applications purchased	Ps.	649,053	Ps.	(208,485)	Ps.	440,568
Licenses		338,206		(98,296)		239,910
Other intangibles assets		66,592		(12,027)		54,565
Total	Ps.	1,053,851	Ps.	(318,808)	Ps.	735,043

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 19 – INCOME TAX

19.1.	Components of the income tax expense:

The expense for income tax for the years ended on December 31, 2017, 2016 and 2015 comprise the following:

	December 31, 2017		December 31, 2016		December 31, 2015
Current period income tax	Ps.	1,276,458	Ps.	1,264,066	Ps.	1,190,949
Income tax surcharge		151,980		-		-
CREE tax		-		295,324		356,475
CREE surcharge		-		193,425		200,965
Subtotal current period taxes		1,428,438		1,752,815		1,748,389
Prior years adjustments (1)		(117,568)		(13,440)		(19,282)
Adjustment due to uncertain tax positions in prior years		(7,367)		(31,067)		3,542
Deferred taxes		449,291		348,601		146,321
Total	Ps.	1,752,794	Ps.	2,056,909	Ps.	1,878,970

(1) Includes a Ps. 109,632 tax recovery at Banco de Bogotá for the years 2014, 2015 and 2016

19.2	Reconciliation of the Nominal Tax Rate and the Effective tax Rate:

The following are the basic parameters in force with respect to income tax:

In Colombia

Colombian regulation for income tax and related taxes applicable during 2017 include the following:

·	Taxable income is taxed at a rate of 34% in the year 2017 and 33% in 2018 and subsequent years. And additional income tax surcharge of 6% was created in 2017 and 4% in 2018, for those companies with taxable incomes exceeding Ps. 800.

·	Gains on the sale or disposal of non-current assets held for more than two years is taxed at 10%.

·	The taxable income for income tax may not be less than 3.5% of each of our tax-declaring companies’ net equity at the end of the preceding year. When the taxable income is less than that this percentage, the difference, known as “presumptive income”, can be offset by taxable income over the following five years.

·

Tax loss-carry forwards incurred prior to 2017 may be offset on the same terms applicable for 2016, but they may not be fiscally readjusted. Tax loss carry-forwards incurred since 2017 may be offset against company taxable income over the following twelve years.

·	As of 2017 the companies’ taxable income will be determined based in the new accounting regulation in force in Colombia since January 1, 2015. However, the new tax regulation also includes special income tax rules for several transactions.

·	Corporate tax returns are in firm by tax authorities three years after the filing date, however if tax loss carry forward are used to offset the taxable income, this term is six years after the filing date.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Colombian regulation for income tax and related taxes applicable until 2016 include the following:

·	Taxable income was taxed at rate of 25% and income tax CREE is taxed at rate of 9% with an additional of 6% in 2016 and 5% in 2015.

·	Tax loss carry forward incurred since 2007, fiscally readjusted, may be offset with future taxable income at any time, for both income tax and CREE.

·	The taxable income of the companies may not be lower than 3% of fiscal equity at the end of the preceding year; and if the taxable income is lower than that base, the difference may be deducted from taxable income within five years of its occurrence, as “excess of presumptive income”.

·	The taxable income is determined on the basis of accounting rules applicable in Colombia up to December 31, 2014, prior to the partial introduction of the IFRS framework in Colombian regulations.

·	Corporate tax returns are in firm by tax authorities two years after the filing date, however if tax loss carry forward are used to offset the taxable income, this term is five years after the filing date.

In other countries

Given that our subsidiary Leasing Bogotá Panamá has an international license it has a tax rate of 0%. The subsidiaries in Guatemala are taxed at a rate of 25%; the subsidiaries in El Salvador, Honduras, Costa Rica, Nicaragua and Mexico are taxed at a rate of 30% and the subsidiaries with a local license in Panamá are taxed at a rate of 25%.

Below is the detailed reconciliation between total expenses of the income tax of Grupo Aval calculated at the applicable enacted tax rate and the tax expense recognized in the statement of income for the years ended on December 31, 2017, 2016 and 2015:

	Years ended on:
	December 31, 2017		December 31, 2016		December 31, 2015
Profit before income tax	Ps.	4,915,227	Ps.	5,573,845	Ps.	5,224,656
Enacted tax rate in Colombia		40%		40%		39%
Theoretical income tax expense		1,966,091		2,229,538		2,037,616
Nondeductible expenses		387,933		339,803		298,773
Tax losses considered non recoverable for income tax purpose		96,266		140,904		-
Presumptive income considered non recoverable for income tax purpose		7,991		45,385		28,954
Wealth tax		40,762		107,051		118,245
Nontaxable dividends		(19,587)		(15,655)		(47,883)
Nontaxable income under equity method in associates		(68,026)		(56,306)		(91,572)
Profit (loss) on sales or appraisal of investment		(16,584)		(71,669)		(7,697)
Nontaxable interest income and other income		(137,312)		(150,714)		(61,561)
Other nontaxable income		(155,010)		(83,742)		(75,171)
Revenues taxable at different tax rate		(658)		(14,983)		(5,602)
Difference from expenses deductibles at different tax rate		(11,822)		(4,679)		6,971
Tax benefits in the acquisition of property and equipment		(20,585)		(66,245)		(67,574)
Profits (losses) in Subsidiaries in tax free countries or with different tax rate		(200,661)		(143,109)		(66,729)
Effect on the deferred income tax due to changes in tax rates		(38,574)		(96,232)		(71,962)
Expenses considered non recoverable for deferred income tax purposes		-		1,465		11,598
Prior year adjustments		(117,568)		(13,440)		(44,581)
Adjustments due to uncertain tax positions in previous year		(7,367)		(31,067)		28,374
Other		47,505		(59,396)		(111,229)
Total tax expense of the year	Ps.	1,752,794	Ps.	2,056,909	Ps.	1,878,970
Effective income tax rate		35.66%		36.90%		35.96%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

19.3	Tax Losses and excess of Presumptive Income:

As of December 31, 2017 and 2016, following table shows the detail of the tax loss carry forward and excess of presumptive income over taxable income of the entities of Grupo Aval which are not recognized as deferred tax assets.

	December 31, 2017		December 31, 2016
Tax loss carry forwards expiring on:

December 31, 2019		4,732		-
December 31, 2020		1,758		-
December 31, 2029		3,107		-
December 31, 2030		160,084		-
Without expiration date		484,376		397,869
Subtotal		654,057		397,869

Excess of presumptive income expiring on:
December 31, 2017		-		5,041
December 31, 2018		43,668		43,307
December 31, 2019		64,590		83,871
December 31, 2020		48,170		54,150
December 31, 2021		64,998		49,600
December 31, 2022		46,727		-
Subtotal		268,153		235,969
Total	Ps.	922,210	Ps.	633,838

19.4	Deferred Taxes of Subsidiaries Companies:

Grupo Aval did not record deferred income tax liabilities related to temporary differences on investments in subsidiaries, corresponding to earnings from such affiliates of Ps. 6,613,585 and Ps. 6,109,113, as of December 31, 2017 and 2016, respectively. The foregoing due to the fact that: i) Grupo Aval has control over the subsidiaries and consequently it controls the reversion of such temporary differences; and ii) Grupo Aval does not foresee its realization in the near term.

19.5	Deferred taxes by Type of Temporary Difference:

The differences between the carrying value of the assets and liabilities and their tax bases give rise to the following temporary differences which result in deferred taxes, calculated and recorded in the years ended on December 31, 2017, 2016 and 2015, based on current tax regulations as references for the years wherein such temporary differences will be reverted:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2017

	Balance as of December 31, 2016		Credited (charged) to profit or loss		Credited (charged) to OCI		Reclassifications		Balance as of December 31, 2017
Deferred tax assets
Debt securities at fair value	Ps.	62,627	Ps.	(30,580)	Ps.	(23,966)	Ps.	-	Ps.	8,081
Equity securities at fair value		1,583		(1,254)		(321)		-		8
Derivative instruments		78,740		(41,935)		-		-		36,805
Accounts receivable		16,278		(15,589)		-		10		699
Differences between the accounting and tax bases of loans and receivables		6,014		65,924		-		-		71,938
Allowance for impairment on loans and receivables		105,573		(39,446)		-		-		66,127
Allowance for other accounts receivable		6,219		(1,570)		-		-		4,649
Financial assets in concession contracts		25,837		2,571		-		128		28,536
Differences between accounting and tax basis of foreclosed assets		4,846		13,315		-		-		18,161
Differences between accounting and tax basis of the cost in property, plant and equipment		296,269		68,271		-		-		364,540
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment		5,699		6,294		-		-		11,993
Biological assets		101		68		-		-		169
Differences between accounting and tax basis of deferred charges and of intangible assets		113,817		30,922		-		886		145,625
Tax losses carry forward		385,855		(53,556)		-		55		332,354
Surplus of presumptive income		19,480		(16,952)		-		-		2,528
Provisions		212,695		(17,649)		-		2,917		197,963
Employee benefits		104,606		(29,658)		23,976		-		98,924
Deferred income		113,380		(113,380)		-		-		-
Lease agreements		9.160		(1,118)		-		-		8,042
Other		69,022		52,233		935		1,455		123,645
Subtotal	Ps.	1,637,801	Ps.	(123,089)	Ps.	624	Ps.	5,451	Ps.	1,520,787

Defered tax liabilities
Debt securities at fair value	Ps.	(27,278)	Ps.	29,105	Ps.	(46,319)	Ps.	-	Ps.	(44,492)
Equity securities at fair value		(122,513)		302		33		952		(121,226)
Derivative instruments		(67,974)		(15,190)		(4,361)		-		(87,525)
Accounts receivable		(260,621)		(46,335)		-		-		(306,956)
Differences between the accounting and tax bases of loans and receivables		(268,747)		(53,999)		-		-		(322,746)
Allowance for impairment on loans and receivables		(275,785)		(122,053)		-		-		(397,838)
Differences between accounting and tax basis of foreclosed assets		(46,783)		(25,426)		-		-		(72,209)
Provision for foreclosed assets		(37,798)		(3,856)		-		-		(41,654)
Differences between the accounting and tax base for property plant and equipment costs		(400,180)		36,404		-		(38)		(363,814)
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment		(209,549)		30,948		-		(1,276)		(179,877)
Differences between accounting and tax basis of deferred charges and of intangible assets		(60,598)		(47,123)		-		-		(107,721)
Provisions		(471)		(62)		116		(158)		(575)
Goodwill		(86,036)		(83,639)		-		-		(169,675)
Deferred Income		(34,613)		(5,921)		-		-		(40,534)
Financial assets in concession arrangements		(718,496)		20,548		-		(2,790)		(700,738)
Biological assets		(6,806)		(9,777)		-		-		(16,583)
Other		(65,400)		(30,128)		(11,053)		2,537		(104,044)
Subtotal	Ps.	(2,689,648)	Ps.	(326,202)	Ps.	(61,584)	Ps.	(773)	Ps.	(3,078,207)
Net	Ps.	(1,051,847)	Ps.	(449,291)	Ps.	(60,960)	Ps.	4,678	Ps.	(1,557,420)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2016

	Balance as of December 31, 2015		Credited (charged) to profit or loss		Credited (charged) to OCI		Reclassifications		Balance as of December 31, 2016
Deferred tax assets
Debt securities at fair value	Ps.	290,465	Ps.	(5,459)	Ps.	(212,090)	Ps.	(10,289)	Ps.	62,627
Equity securities at fair value		323		(26,416)		27,676		-		1,583
Derivative instruments		518,992		(223,831)		(165,894)		(50,527)		78,740
Accounts receivable		7,852		8,426		-		-		16,278
Differences between the accounting and tax bases of loans and receivables		5,652		362		-		-		6,014
Allowance for impairment on loans and receivables		96,054		9,679		-		(160)		105,573
Allowance for other accounts receivable		18,119		(11,900)		-		-		6,219
Financial assets in concession contracts		12,096		13,741		-		-		25,837
Differences between accounting and tax basis of foreclosed assets		13,326		(8,480)		-		-		4,846
Differences between accounting and tax basis of the cost in property, plant and equipment		58,505		237,739		-		25		296,269
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment		5,415		284		-		-		5,699
Biological assets		369		(268)		-		-		101
Differences between accounting and tax basis of deferred charges and of intangible assets		77,055		37,167		-		(405)		113,817
Tax losses carry forward		527,153		(140,623)		-		(675)		385,855
Surplus of presumptive income		166,116		(146,636)		-		-		19,480
Provisions		146,578		60,716		5,706		(305)		212,695
Employee benefits		101,224		(5,718)		8,677		423		104,606
Goodwill		6,947		(6,947)		-		-		-
Deferred income		35,857		77,523		-		-		113,380
Lease agreements		8,414		746		-		-		9.160
Other		174,966		(107,102)		-		1,158		69,022
Subtotal	Ps.	2,271,478	Ps.	(236,997)	Ps.	(335,925)	Ps.	(60,755)	Ps.	1,637,801

Deffered tax liabilities
Debt securities at fair value		(19,943)		44,338		(51,673)		-		(27,278)
Equity securities at fair value		(104,317)		(9,072)		13,059		(154)		(100,484)
Derivative instruments		(333,317)		240,468		(21,586)		46,461		(67,974)
Accounts receivable		-		(260,621)		-		-		(260,621)
Differences between the accounting and tax bases of loans and receivables		(238,492)		(30,255)		-		-		(268,747)
Allowance for impairment on loans and receivables		(227,336)		(48,449)		-		-		(275,785)
Differences between accounting and tax basis of foreclosed assets		(83,774)		36,991		-		-		(46,783)
Provision for foreclosed assets		(15,198)		(22,600)		-		-		(37,798)
Differences between the accounting and tax base for property plant and equipment costs		(355,478)		(44,865)		-		163		(400,180)
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment		(227,591)		18,114		-		(72)		(209,549)
Differences between accounting and tax basis of deferred charges and of intangible assets		(60,003)		(595)		-		-		(60,598)
Unrealized profits of foreign subsidiaries		(38,209)		16,180		-		-		(22,029)
Provisions		(1,961)		1,490		-		-		(471)
Goodwill		(42,822)		(43,214)		-		-		(86,036)
Deferred Income		(26,940)		(7,673)		-		-		(34,613)
Financial assets in concession arrangements		(627,666)		(90,830)		-		-		(718,496)
Biological assets		(17,578)		3,320		-		7,452		(6,806)
Other		(152,824)		85,669		-		1,755		(65,400)
Subtotal	Ps.	(2,573,449)	Ps.	(111,604)	Ps.	(60,200)	Ps.	55,605	Ps.	(2,689,648)
Net	Ps.	(301,971)	Ps.	(348,601)	Ps.	(396,125)	Ps.	(5,150)	Ps.	(1,051,847)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2015

	Balance as of December 31, 2014		Credited (charged) to profit or loss		Credited (charged) to OCI		Reclassifications		Balance as of December 31, 2015
Deferred tax assets
Debt securities at fair value	Ps.	17,317	Ps.	240,415	Ps.	263,532	Ps.	(230,799)	Ps.	290,465
Equity securities at fair value		7,505		(1,082)		-		(6,100)		323
Derivatives instruments		555,521		(159,875)		(19,044)		142,390		518,992
Differences between the accounting and tax bases of the loans and receivables		30,998		(26,337)		-		991		5,652
Account receivable		-		7,852		-		-		7,852
Allowance for impairment on loans and receivables		102,662		12,503		-		(19,111)		96,054
Allowance for other accounts receivable		1,897		(1,730)		-		17,952		18,119
Financial asset in concession contracts		11,341		588		-		167		12,096
Differences between accounting and tax basis of goods received as payment		30,180		(16,854)		-		-		13,326
Differences between accounting and tax basis of the cost in property, plant and equipment		39,561		21,074		-		(2,130)		58,505
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment		6,938		(1,526)		-		3		5,415
Biological assets		4,580		(4,211)		-		-		369
Differences between accounting and tax basis of deferred charges of intangible assets		59,354		17,701		-		-		77,055
Tax losses carry forward		45,601		3,020		478,532		-		527,153
Surplus of presumptive income		16,147		(13,249)		163,218		-		166,116
Provisions		126,762		23,070		-		(3,254)		146,578
Employee benefits		104,872		3,927		(7,251)		(324)		101,224
Goodwill		6,947		-		-		-		6,947
Deferred Income		8,092		30,574		-		(2,809)		35,857
Lease agreements		7,315		1,099		-		-		8,414
Other		180,108		(68,038)		-		62,896		174,966
Subtotal	Ps.	1,363,698	Ps.	68,921	Ps.	878,987	Ps.	(40,128)	Ps.	2,271,478

Deffered tax liabilities
Debt securities at fair value		9,509		(243,790)		-		214,338		(19,943)
Equity securities at fair value		(103,469)		103		-		(951)		(104,317)
Derivatives instruments		(346,677)		149,307		-		(135,947)		(333,317)
Differences between the accounting and tax bases of the loans and receivables		(77,205)		(27,030)		-		(134,257)		(238,492)
Allowance for impairment on loans and receivables		(366,953)		5,457		-		134,160		(227,336)
Differences between the accounting and tax base of goods received as payment		(60,587)		(44,414)		-		21,227		(83,774)
Provision for goods received as payment		(10,070)		(5,151)		-		23		(15,198)
Differences between the accounting and tax base for property plant and equipment costs		(453,088)		98,866		-		(1,256)		(355,478)
Differences between accounting and tax basis of accumulated of depreciation of property, plant and equipment		(207,123)		(23,775)		-		3,307		(227,591)
Differences between accounting and tax basis of deferred charges of intangible assets		(33,639)		(26,364)		-		-		(60,003)
Profits not carried as investments in subsidiaries		(17,974)		(20,235)		-		-		(38,209)
Provisions		(24,468)		18,448		-		4,059		(1,961)
Goodwill		(23,166)		(19,656)		-		-		(42,822)
Accumulative translation adjustment in foreign operations		(22,661)		(7,088)		-		2,809		(26,940)
Financial and intangible assets in concession contracts		(484,105)		(143,561)		-		-		(627,666)
Biological assets		(10,098)		(7,480)		-		-		(17,578)
Other		(137,604)		81,121		-		(96,340)		(152,823)
Subtotal	Ps.	(2,369,378)	Ps.	(215,242)	Ps.	-	Ps.	11,171	Ps.	(2,573,449)
Net	Ps.	(1,005,680)	Ps.	(146,321)	Ps.	878,987	Ps.	(28,957)	Ps.	(301,971)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The Group offsets deferred tax assets and liabilities by entity and tax authority, considering the application of the tax provisions in Colombia and other countries in which the legal right to offset tax assets and liabilities and other requirements in IAS 12, according to the following breakdown:

December 31, 2017	Gross Deferred tax amounts		Offset		Balances on Statement of financial position
Deferred tax asset	Ps.	1,520,787	Ps.	(1,381,364)	Ps.	139,423
Deferred tax liability		(3,078,207)		1,381,364		(1,696,843)
Net	Ps.	(1,557,420)	Ps.	-	Ps.	(1,557,420)

December 31, 2016	Gross Deferred tax amounts		Offset		Balances on Statement of financial position
Deferred tax asset	Ps.	1,637,801	Ps.	(1,442,839)	Ps.	194,962
Deferred tax liability		(2,689,648)		1,442,839		(1,246,809)
Net	Ps.	(1,051,847)	Ps.	-	Ps.	(1,051,847)

19.6	Effect of the current and deferred taxes in each component of other comprehensive income in equity:

The effects of the current and deferred taxes in each component of other comprehensive income is detailed below during the years ended on December 31, 2017, 2016 and 2015:

	December 31, 2017
	Amount before taxes		Current tax expense (Income)		Deferred tax expense (income)		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	(47,197)	Ps.	-	Ps.	-	Ps.	(47,197)
Hedging derivatives in foreign currency		16,832		-		(5,554)		11,278
Hedging financial liabilities in foreign currency		30,568		-		(11,065)		19,503
Cash Flow hedging		(2,340)		-		969		(1,371)
Foreign currency translation differences for foreign operations		(91,497)		(12,657)		956		(103,198)
Debt financial instruments		284,480		-		(69,743)		214,737
Equity financial instruments		57,245		-		(720)		56,525
Investment in associates and joint ventures		1,128		-		116		1,244
Actuarial gains (losses) from defined benefit pension plans		(100,232)		-		24,081		(76,151)
Total “other comprehensive income” during the period	Ps.	148,987	Ps.	(12,657)	Ps.	(60,960)	Ps.	75,370

	December 31, 2016
	Amount before taxes		Current tax expense (Income)		Deferred tax expense (income)		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	(475,000)	Ps.	-	Ps.	-	Ps.	(475,000)
Hedging derivatives in foreign currency		291,506		47,419		(187,480)		151,445
Hedging financial liabilities in foreign currency		35,819		(23,854)		-		11,965
Cash Flow hedging		17,967		-		-		17,967
Foreign currency translation differences for foreign operations		(125,161)		8,204		-		(116,957)
Debt financial instruments		948,212		-		(263,763)		684,449
Equity financial instruments		34,509		-		40,735		75,244
Investment in associates and joint ventures		(20,061)		-		-		(20,061)
Actuarial gains (losses) from defined benefit pension plans		(41,228)		-		14,383		(26,845)
Total “other comprehensive income” during the period	Ps.	666,563	Ps.	31,769	Ps.	(396,125)	Ps.	302,207

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

	December 31, 2015
	Amount before taxes		Current tax expense (income)		Deferred tax expense (income)		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	2,366,849	Ps.	(37,861)	Ps.	-	Ps.	2,328,988
Hedging derivatives in foreign currency		(1,683,346)		89,960		629,531		(963,855)
Hedging financial liabilities in foreign currency		(755,431)		267,528		-		(487,903)
Cash Flow hedging		17,500		-		(6,825)		10,675
Foreign currency translation differences for foreign operations		24,878		-		-		24,878
Debt financial instruments		(922,083)		-		263,532		(658,551)
Equity financial instruments		(6,548)		-		-		(6,548)
Investment in associates and joint ventures		31,964		-		-		31,964
Actuarial gains (losses) from defined benefit pension plans		6,162		-		(7,251)		(1,089)
Total “other comprehensive income” during the period	Ps.	(920,055)	Ps.	319,627	Ps.	878,987	Ps.	278,559

19.7	Uncertainties in Open Tax Positions

As of December 31, 2017 and 2016, Grupo Aval recognized tax uncertainty liabilities for Ps. 94,692 and Ps. 104,156 respectively, uncertain tax positions corresponding to expenses of employees’ benefits, considered deductible, and which, according to decisions of the tax authorities, uncertainties taken for human resources and public relations could be considered as non-deductible. Grupo Aval estimates those exposures are likely to be required and rejected by the tax authorities. These tax positions cannot be deducted with future taxes.

Uncertainties on open tax positions of the four banks of Grupo Aval are as follows:

Bank	December 31, 2017		December 31, 2016
Bogotá	Ps.	86,592	Ps.	66,428
Occidente		7,657		31,463
Popular		443		338
Villas		-		5,927
Total	Ps.	94,692	Ps.	104,156

Penalties and interests are accumulated and recognized as operating expenses.

The roll-forward of tax uncertainties during the years ended on December 31, 2017, 2016 and 2015 is as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
Balance at the beginning of the year	Ps.	104,156	Ps.	145,968	Ps.	114,627
Provisions increase during the year		18,039		31,039		30,191
Provisions used		(873)		(1,867)		(1,145)
Amounts reversed due to provisions not used		(32,010)		(73,084)		(25,259)
Financial cost		7,477		12,098		7,541
Foreign exchange adjustments		(2,097)		(9,998)		20,013
Balance at the end of the year	Ps.	94,692	Ps.	104,156	Ps.	145,968

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The balance as of December 31, 2017 and 2016 is expected to be completely used or released once the inspection rights from the tax authorities regarding tax returns expire, as follows:

Year	December 31, 2017		December 31, 2016
2017		-		10,027
2018		3,484		11,057
2019		3,109		13,670
2020		21,579		23,926
2021		23,902		24,413
2022		23,034		19,681
2023		18,250		1,382
2024		1,334		-
Total	Ps.	94,692	Ps.	104,156

NOTE 20 – CUSTOMER DEPOSITS

Following is a detail of the balances of the deposits received from Grupo Aval´s customer:

Detail	December 31, 2017		December 31, 2016

Demand
Checking accounts	Ps.	36,017,602	Ps.	34,978,189
Savings accounts		55,778,677		50,573,924
Other funds on demand		472,782		328,798
		92,269,061		85,880,911

Term deposits
Fixed term deposit certificates		62,616,163		58,006,144
Total Deposits		154,885,224		143,887,055

Per currency
In Colombian Pesos		96,797,225		90,834,599
In foreign currency		58,083,025		53,014,364
Other		4,974		39,092
Total per currency	Ps.	154,885,224	Ps.	143,887,055

The detail of the maturities of term deposits in force as of December 31, 2017 is as follows:

Year	2017
2018	Ps.	44,746,591
2019		8,672,896
2020		2,872,870
2021		1,418,289
After 2021		4,905,517
Total	Ps.	62,616,163

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

A summary of the effective interest rates which are accrued on customer deposits is as follows:

December 31, 2017
	Deposits in Colombian Pesos Rate		In foreign currency
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Checking accounts	0.06%	5.77%	0.15%	1.50%
Saving accounts	0.01%	8.55%	0.05%	8.00%
Fixed term deposit certificates	0.05%	9.72%	0.01%	10.43%

December 31, 2016
	Deposits in Colombian Pesos Rate		In foreign currency
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Checking accounts	0.53%	8.54%	0.10%	4.08%
Saving accounts	0.01%	8.75%	0.05%	4.08%
Fixed term deposit certificates	0.05%	12.64%	0.05%	13.04%

Following is the detail of the concentration of deposits received from customers per economic sector:

	December 31, 2017		December 31, 2016
	Amount	%	Amount	%
Commerce	29,587,825	19%	20,717,015	14%
Financial	25,302,624	16%	19,591,523	14%
Individuals	23,362,871	15%	36,983,897	26%
Government and Colombian Government Entities	17,443,318	11%	14,879,219	10%
Manufacturing	9,016,500	6%	7,902,332	5%
Real Estate	6,197,620	4%	7,078,922	5%
Agriculture and livestock	2,401,684	2%	3,241,177	2%
Colombian Municipalities	2,290,683	1%	3,289,615	2%
Foreign Governments	799,687	1%	1,048,947	1%
Other(1)	38,482,412	25%	29,154,408	21%
Total	154,885,224	100%	143,887,055	100%

(1)	December 31, 2017, includes deposits from, education entities of Ps. 1,189,343, services sector of Ps. 10,201,383, science and technology Ps. 1,884,123, hydrocarbons Ps. 3,113,098, transport Ps. 1,990,271 and others in the sector Ps. 20,104,194.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 21 – FINANCIAL OBLIGATIONS

21.1.	Financial obligations other than issued bonds

a)	Interbank borrowings, overnight funds and borrowings from banks and others

Following is a summary of the financial obligations of Grupo Aval as at December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016

Local Currency
Interbank funds
Overnight funds	Ps.	1,464	Ps.	2,075
Interbank funds purchased		336,431		1,366,757
Commitments to transfer open and closed repo operations		715,364		1,259,676
Commitments to transfer simultaneous operations		2,272,496		2,436,838
Commitments originated in short positions simultaneous operations		176,048		538,016
Total interbank funds	Ps.	3,501,803	Ps.	5,603,362
Borrowings		2,831,100		2,084,988
Letters of credit		485		3,509
Bankers´ acceptances		17		517
Total borrowings from banks and others	Ps.	2,831,602	Ps.	2,089,014

Foreign currency
Interbank funds
Overnight funds		217		3,498
Interbank funds purchased		1,135,110		309,924
Commitments to transfer open and closed repo operations		333,300		398,933
Total interbank funds	Ps.	1,468,627	Ps.	712,355
Borrowings		14,529,524		15,086,112
Letters of credit		195,988		6,976
Bankers´ acceptances		648,206		724,531
Total borrowings from banks and others	Ps.	15,373,718	Ps.	15,817,619
Total financial obligations	Ps.	23,175,750	Ps.	24,222,350

As of December 31, 2017, short-term obligations associated with simultaneous and repo operations for an amount of Ps. 2,272,496, guaranteed with investments for an amount of Ps.3,400,677 and as of December 31, 2016 Ps. 2,436,838 were guaranteed with investments for an amount of Ps. 5,264,105.

b)	Borrowings from development entities

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The details of the borrowings from these entities as of December 31, 2017 and 2016 and are as follows:

	Interest rates in force at cut off	December 31, 2017		December 31, 2016
Banco de Comercio Exterior - “BANCOLDEX”	Fixed between 0.07% and %13.20%, DTF + 0.01 to 14.43%, IBR + 0.01 to 14.43, LIBOR6 + 0.01 to 4.46, LIBOR12 +0.01	Ps.	835,667	Ps.	736,721
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO”	Fixed between 5.22% and 6.30%, DTF + 0.01 to 7.74%, IBR and IPC + 2.0 and 7.74%,		342,728		337,649
Financiera de Desarrollo Territorial “FINDETER”	Fixed 0.03% and 9.77%, DTF + 0.01 to 8.48, IBR+ 0.30 to 8.48, IPC+ 0.01 and 0.05%, LIBOR3 0.04 and LIBOR6 +0.04%		1,819,695		1,651,325
Total		Ps.	2,998,090	Ps.	2,725,695

Details showing the maturities of the financial obligations with development entities as for December 31, 2017 are as follows:

Year	2017
2018	Ps.	207,509
2019		197,193
2020		400,848
2021		353,270
After 2021		1,839,270
Total	Ps.	2,998,090

21.2.	Financial obligations from issued bonds

The different entities from Grupo Aval are authorized by the Superintendency of Finance and by the regulatory entities abroad where Grupo Aval operates, for issuing or placing either bonds or general guarantee bonds. The bonds issued by Grupo Aval and its banking subordinates are non-guaranteed.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

a)	The detail of liabilities as of December 31, 2017 and 2016, by issue date and maturity date was as follows:

Peso denominated

Issuer	Issue Date	December 31, 2017		December 31, 2016		Maturity Date	Interest Rate
Banco de Bogotá S.A.	23/02/2010		132,989		248,234	23/02/2020	CPI + 5.45% UVR + 5.45%
Banco de Occidente	Between 25/08/2008 and 14/12/2017		3,271,929		2,811,593	Between 16/07/2018 and 14/12/2032	CPI + 2.90% to7.00% Fixed between 6.18% and 7.85%
Corporación Financiera Colombiana S.A.	Between 20/05/2009 and 08/09/2016		2,361,702		2,356,272	Between 11/03/2019 and 08/09/2036	CPI + 4.00% to 6.9%
Banco Popular	Between 26/02/2013 and 12/09/2017		1,571,308		1,620,504	Between 17/02/2018 and 12/10//2026	CPI + 2.44% to 4.13% IBR +1.32%; DTF + 1.49%: Fixed between 6.62% and 8.10%

Grupo Aval Acciones y Valores	03/12/2009 and 28/06/2017	Ps.	1,109,240	Ps.	704,726	Between 03/12/2019 and 28/06/2042	CPI + 2.69% to 5.20%
Peso denominated Total		Ps.	8,447,168	Ps.	7,741,329

Foreign Currency
Banco de Bogotá S.A. Under rule 44A.	Between 19/02/2013 and 03/08 /2017		6,459,452		6,656,720	Between 19/02/2023 and 03/08/2027	Fixed between 4.38% and 6.25%

BAC Credomatic
El Salvador	Between 11/02/2013 and 28/11/2017		635,536		552,861	Between 27/01/2018 and 25/05/2022	Between 5.20% and 5.80%
Guatemala	Between 15/02/2016 and 20/12/2017		400,244		543,441	Between 04/01/2018 and 25/02/2019	Between 4.50% and 8.50%
Honduras	Between 23/07/2013 and 06/12/2017		159,674		68,929	Between 26/03/2018 and 06/12/2020	Between 0.50% and 9.50%
Nicaragua	-		-		12,040	-	-
BAC Credomatic Total		Ps.	1,195,454	Ps.	1,177,271
Banco Bogotá Total		Ps.	7,654,906	Ps.	7,833,991

Grupo Aval Limited	19/09/2012		3,000,122		2,992,916	26/09/2022	4.75%
Foreign Currency Total		Ps.	10,655,028	Ps.	10,826,907
Total of Bonds		Ps.	19,102,196	Ps.	18,568,236

Future maturities of bonds as of December 31, 2017 are as follows:

Year	2017
2018	Ps.	983,915
2019		1,332,505
2020		1,973,046
2021		452,159
After 2021		14,360,571
Total	Ps.	19,102,196

Grupo Aval has not had any defaults of principal or interest or other breaches with respect to its liabilities during the years ended 31 December 2017 and 2016, and Grupo Aval is complying with the related covenants agreed with investors and debtors.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 22 – EMPLOYEE BENEFITS

In accordance with Colombian and other countries labor legislation where Grupo Aval has subsidiaries, and pursuant to labor conventions and labor collective agreements entered into with employees, employees of Grupo Aval have short term benefits such as: salaries, holidays, legal and extralegal premiums, severances and interests on severances, long-term benefits such as seniority bonds premiums and medical aids, post-employment benefits and retirement benefits such as: severance payments to employees that continue with labor regime before Law 50 of 1990 and legal and extralegal retirement pensions. Compensation for key personnel of the management includes salaries, benefits different than cash and contributions. (See note 35).

Through personnel benefits plans, Grupo Aval is exposed to several risks (interest rates and operating), which are intended to be minimized by applying the risk management policies and procedures defined in Note 4 above.

The detail of the balance of liabilities for employee benefits at December 31, 2017, and 2016 is as follows:

	December 31, 2017		December 31, 2016
Short term	Ps.	404,292	Ps.	397,460
Post-employment		604,110		509,022
Long term		229,770		191,112
Total	Ps.	1,238,172	Ps.	1,097,594

22.1 Post-employment benefits

·	In Colombia, when employees retire after completing certain years and time of service, retirement pensions are assumed by public or private pension funds based on defined contribution plans, to which entities and employees contribute monthly defined amounts by law for being entitled to the pension at the time of retirement. However, for some employees hired by Grupo Aval entities prior to 1968 that have fulfilled the requirements of age and years of service the pensions are directly assumed by some of the entities of Grupo Aval.

·	Certain employees hired by entities of Grupo Aval before 1990 are entitled to receive a compensation corresponding to the last month of salary multiplied by each year of service.

·	Some subsidiaries have labor conventions or pay extra-legal premiums to employees retiring in compliance with the required age and time of service, when they start enjoying the pension granted by the pension funds.

22.2       Long Term Employee Benefits

Some Grupo Aval subsidiaries grants their employees extra-legal long term premiums during the working life depending on number of years of service, five, ten, fifteen, or twenty years etc., calculated as days of salary per year of work.

Some pensioners receive benefits that include covergage of medical treatments, hospitalization and surgery. Grupo Aval has recognized the liabilities corresponding to these benefits, based on the same actuarial calculations carried out under the same parameters of retirement benefits.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Post-employment and long-term benefits movements during the years ended at December 31, 2017, 2016 and 2015 are as follows:

	Post-Employment benefits						Long-term Benefits
	December 31, 2017		December 31, 2016		December 31, 2015		December 31, 2017		December 31, 2016		December 31, 2015
Balance at the beginning of the year	Ps.	509,022	Ps.	436,696	Ps.	442,258	Ps.	191,112	Ps.	206,971	Ps.	188,522
Service costs		4,425		3,006		2,158		18,201		19,243		16,745
Interests cost		51,027		69,348		31,338		8,928		(20,274)		11,975
Gain on settlements		252		-		-		(112)		-		-
Past Service Costs		-		-		2,712		-		-		2,711
		564,726		509,050		478,466		218,129		205,940		219,953

Changes in actuarial assumptions from changes in demographic assumptions.		(8,863)		(1,232)		7,171		(1,432)		(6,456)		(2,162)
Changes in actuarial assumptions from changes in financial assumptions.		109,095		42,460		(1,009)		43,870		18,845		7,515
		100,232		41,228		6,162		42,438		12,389		5,353

Exchange differences		(982)		6,083		(27)		-		-		8,236
Payments to employees		(59,866)		(47,337)		(47,905)		(30,797)		(27,217)		(26,571)
Balance at the end of the year	Ps.	604,110	Ps.	509,022	Ps.	436,696	Ps.	229,770	Ps.	191,112	Ps.	206,971

The assumptions used to calculate the obligation projected for different post-employment benefits employees are as follows:

Post-Employment Benefits	December 31, 2017	December 31, 2016
Discount interest rate	6.59%	7.23%
Inflation rate	3.50%	3.50%
Salary growth rate	3.50%	3.50%
Pension growth rate	3.50%	3.50%
Employee turnover rate (between service year 1 and 40 for men and women the following is the turnover rate)	Tabla de Rotación SoA 2003 (1)	Tabla de Rotación SoA 2003 (1)

Long-Term Benefits	December 31, 2017	December 31, 2016
Discount interest rate	6.33%	7.23%
Inflation rate	3.50%	3.50%
Salary growth rate	3.50%	3.50%
Pension growth rate	N/A	N/A
Employee turnover rate (between service year 1 and 40 for men and women the following is the turnover rate)	Tabla de Rotación SoA 2003 (1)	Tabla de Rotación SoA 2003 (1)

(1) For those entities where a sufficiently strong statistic is not yet available to support the actuarial bases, the SoA2003 table is used as a reference. With this table, the probability of permanence of personnel in the entity is established, modified according to the population factor of each benefit.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Employee´s life expectation is calculated based on the mortality tables published by the Superintendency of Finance, which are based on mortality experiences provided to the Superintendency of Finance by several insurance companies operating in Colombia.

The sensitivity analysis for post-employment and long-term benefits liabilities due to defined benefits plans to different actuarial and financial variables is shown below, maintaining other variables at constant values (increase or decrease 0.5%):

At December 31, 2017	Post-Employment Benefits		Long-Term Benefits
Discount interest	Ps.	910	Ps.	482
Salaries growth rate		492		581
Retirement growth rate		855		N/A

Future benefit payments projected, reflecting services, as the case may be, are expected to be paid as follows:

Year	Payments for Post- Employment	Payments for Long- term Benefits
2018	66,310	34,520
2019	59,130	35,659
2020	58,545	34,883
2021	59,199	30,143
2022	58,250	29,821
Years 2023–2027	270,420	141,937

As of December 31, 2017, the participants of the Post-Employment benefits are 42,646 employees and the Long-Term participants are 31,987 employees.

NOTE 23 – PROVISONS FOR LEGAL AND OTHERS

Roll-forward of legal provisions during the years ended on December 31, 2017 and 2016 are as follows:

	For Legal		Other Provisions		Total Provisions
Balance as of December 31, 2014	Ps.	185,656	Ps.	558,997	Ps.	744,653
Provisions increase during the year		13,406		72,032		85,438
Use of provisions		(27,816)		(60,085)		(87,901)
Amounts reversed due to provisions not utilized		(22,932)		(21,033)		(43,965)
Financial cost		-		(1,284)		(1,284)
Variations in exchange in foreing currency		-		195		195
Reclassification		-		(96,909)		(96,909)
Balance as of December 31, 2015	Ps.	148,314	Ps.	451,913	Ps.	600,227
Provisions increase during the year		32,405		363,211		395,616
Use of provisions		(13,143)		(319,592)		(332,735)
Amounts reversed due to provisions not utilized		(12,938)		(30,249)		(43,187)
Reclassifications		1,111		(676)		435
Balance as of December 31, 2016	Ps.	155,749	Ps.	464,607	Ps.	620,356
Provisions increase during the year		32,670		222,349		255,019
Use of provisions		(15,012)		(117,643)		(132,655)
Amounts reversed due to provisions not utilized		(7,870)		(42,459)		(50,329)
Reclassifications		(184)		408		224
Balance as of December 31, 2017	Ps.	165,353	Ps.	527,262	Ps.	692,615

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Provisions for legal:

Administrative proceedings

At December 31, 2017 and 2016 provisions were recorded for administrative proceedings for Ps. 68,526 and Ps. 65,042 respectively, for litigation, mainly due to the alleged breach of contract for building the Gibraltar-Bucaramanga pipeline -amounting to Ps. 50,107 and Ps. 43,592 respectively. This process is currently in the State Council, subject to an appeal which was filed for annulment of the Arbitral Award rendered by the Arbitration Tribunal.

Labor proceedings

At December 31, 2017 and 2016 provisions were recorded by labor proceedings for Ps. 46,785 and Ps. 46,475 respectively. Labor proceedings include labor pursuits, indemnities for ex-employees against of several subsidiaries of Grupo Aval and pensions claims (survivor pensions, invalidity pensions, seniority pensions, return of balances, etc.) in Porvenir, the time expected for resolution is uncertain due to the fact that each proceeding is based on different instances, however, most cases are resolved in favor of Grupo Aval.

Other proceedings

At December 31, 2017 and 2016 other legal were recorded proceedings for Ps. 50,042 and Ps. 44,233, respectively, the most representative being the litigation against Compañía Hotelera Cartagena de Indias for Ps. 24,815 and Ps. 23,289, as of December 31, 2017 and 2016, respectively, that claims to declare the violation of collective rights and interests of administrative morality, the enjoyment of public space, the enjoyment of a healthy environment and the existence of ecological balance and management and rational use of natural resources property of the State, and that, as a consequence of this violation, will be ordered to the State the restitution of 37,018 square meters, result of the accretions on the sea and of the illegal contribution of five lots delivered by the Municipality of Cartagena. In addition, a provision was made in Porvenir to cover claims for estimating payments to the Unidad de Gestión Pensional y Parafiscal for outstanding contributions of the AFP Horizonte to its employees in 2012 and 2013 for Ps. 20,449 and Ps. 15,550, respectively.

Other provisions:

At December 31, 2017 and 2016 other provisions recorded amounting Ps. 527,262 and Ps. 464,607, respectlively, are mainly comprised by a provision of Corficolombiana affiliates for Ps. 229,447 and Ps. 204,670, respectively, associated with the maintenance, restoration and rehabilitation of constructions and buildings, dismantling of assets, professional fees relating to development of concession contracts. Additionally, this caption includes a provision of Porvenir subsidiary for individual savings accounts shortfalls of people, which their retirement pensions are covered by the mandatory fund denominated “Fondo de Pensiones Obligatorias Especial Porvenir del Retiro Programado” managed by Porvenir, pursuant to legal provisions in force requiring they should be assumed by the pensions fund manager. This provision is calculated in accordance with projections performed based on actuarial assumptions that show some people with limited resources in the Fund will not cover their future pension payments. The provisions for this matter at December 31, 2017 and 2016 amounted Ps. 175,000 and Ps. 173,541, respectively.

Other provisions also includes provisions of several subsidiaries of Grupo Aval for Ps. 50,541 and Ps. 38,292 for the periods ended on December 31, 2017 and 2016, respectively, corresponding to the dismantling of ATMs and offices; and for Ps. 23,462 and Ps. 25,154, respectively, for provisions of losses on loan commitments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 24 –OTHER LIABILITIES

Accounts payable and other liabilities comprise the following:

Items	December 31, 2017		December 31, 2016
Suppliers and services payable	Ps.	1,818,103	Ps.	1,609,361
Cashier checks		697,575		802,270
Dividends payable		590,040		644,733
Non-financial liabilities		500,209		580,842
Withholdings taxes and labor contributions		456,411		496,437
Commissions and fees		399,155		197,322
Collection service		285,017		235,325
Collection on behalf of third parties		272,206		256,035
Affiliate establishments		248,064		194,221
Canceled accounts		81,841		28,649
Tax levies		73,696		72,790
Checks drawn and not paid		39,624		41,093
Financial transactions tax		37,042		42,110
Insurance payables		32,410		29,962
Promissory buyers		24,049		27,819
Contributions and affiliations		23,173		28,380
Leases		10,912		8,054
Cash Surplus		9,272		8,081
Deferred credits		1,012		1,051
Compensation to customers		778		1,151
Other liabilities		634,877		651,506
Total	Ps.	6,235,466	Ps.	5,957,192

NOTE 25 – CONTROLLING INTEREST EQUITY

Authorized, issued and outstanding shares as of December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Authorized shares	120,000,000,000	120,000,000,000
Subscribed fully paid shares	22,281,017,159	22,281,017,159
Total outstanding shares	22,281,017,159	22,281,017,159

The outstanding shares are as follows:
Common voting shares (1)	15,173,180,765	15,254,876,823
Preferred non-voting shares (1)	7,107,836,394	7,026,140,336

(1) Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2017 and 2016, 81,696,058 and 12,086,836 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Appropriated retained earnings

As of December 31, 2017, and December 31, 2016 the appropriation of retained earnings is as follows:

	December 31, 2017		December 31, 2016
Retained earnings	Ps.	1,829,515	Ps.	919,601
Legal reserve		11,140		11,140
Statutory and voluntary reserves		5,333,763		5,591,387
	Ps.	7,174,418	Ps.	6,522,128

Legal Reserve

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

Declared Dividends

The dividends are decreed and paid to shareholders based on unconsolidated net income under Colombian IFRS for the immediately preceding semester:

On October 25, 2016, The General Meeting of Shareholders of Grupo Aval approved the amendment of the Company's by-laws in order to present the financial statements of the Company for Colombian purpose on an annualized basis for the period between the 1st of January and the 31st of December of each year. Prior to such amendment, the Company's bylaws specified the semi-annual presentation of local financial statements for the periods from January 1st to June 30th and July 1st to December 31st of each year.

	December 31, 2017		June 30, 2016		December 31, 2015
Net income for the periods ended in		1,053,594		1,258,835		1,086,061
Cash dividends declared	Ps.	In the general assembly held in March 2017, 58.80 pesos per share payable in twelve installments of 4.90 pesos per share, from April 2017 to March 2018.	Ps.	29.40 per share payable in six (6) installments of P.s. 4.90 per share between October 2016 and March 2017 (based on profits from the first half of 2016)	Ps.	29.40 per share payable in six (6) installments of P.s. 4.90 per share between April 2016 and September 2016 (based on profits from the second half of 2015)
Common shares outstanding		15,240,124,702		15,258,916,143		15,265,983,336
Preferred shares outstanding		7,040,892,457		7,022,101,016		7,015,033,823
Total outstanding shares		22,281,017,159		22,281,017,159		22,281,017,159
Total dividends declared		1,310,124		655,062		655,062

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Net income per share

a)	Basic net income per share

Grupo Aval calculates basic net income per share by dividing net income for the year attributable to controlling interest of Grupo Aval parent company by the weighted average number of shares outstanding during the year (including common and preferred shares).

The following table summarizes the net income per share for the year ended as of December 31, 2017, 2016 and 2015:

	December 31, 2017		December 31, 2016		December 31, 2015
Net income for the year	Ps.	3,162,433	Ps.	3,516,936	Ps.	3,345,686
Less: participation of non- controlling interests		(1,200,019)		(1,377,070)		(1,304,322)
Net income attributable to controlling interest		1,962,414		2,139,866		2,041,364

Less: preferred dividends declared		-		-		-
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(622,215)		(674,042)		(638,734)
Net Income allocated to common shareholders for basic and diluted EPS		1,340,199	Ps.	1,465,824	Ps.	1,402,630
Weighted average number of common shares outstanding used in basic EPS calculation (2)		15,216,468,601		15,262,660,115		15,309,380,685
Basic and Diluted earnings per share to common shareholders (pesos)		88.076		96.040		91.619
Basic and Diluted earnings per ADS in pesos (3)		1,761.51		1,920.80		1,832.38

Weighted average of the common and preferred shares used in the calculation of net income for basic shares (common and preferential)		22,281,017,159		22,281,017,159		22,281,017,159
Basic net income of the owners of the parent per share		88.076		96.040		91.619

(1) Based on a weighted average of 7,064,548,558 preferred shares for 2017, 7,018,357,044 preferred shares for 2016 and 6,971,636,474 preferred shares for 2015

(2) Averages based on an end of month number of preferred or common shares

(3) Each ADS represents 20 preferred shares

b)	Diluted net income per share

At December 31, 2017, 2016 and 2015, Grupo Aval did not have any dilutive instruments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Consolidated Comprehensive Income:

Components of Accumulated Other Comprehensive Income for the years ended December 31, 2017, 2016 and 2015 are as follows:

											Unrealized gains (losses) on available-for-sale
	Net investment in foreign subsidiaries operations		Hedging derivative instrument		Hedging non- derivative instrument		Cash flow hedges		Foreign currency translation Differences for foreign operations		Debt securities		Equity securities		Investments in associates and join ventures		Actuarial gains (losses) from defined benefit pension plans		Income tax		Total comprehensive income, net of taxes		Non- controlling interest		Owners of the parent
Beginning balance 2015	Ps.	1,366,620	Ps.	(870,911)	Ps.	(483,633)	Ps.	(29,257)	Ps.	26,361	Ps.	(298,345)	Ps.	461,923	Ps.	79,858	Ps.	2,841	Ps.	442,582	Ps.	698,038	Ps.	325,710	Ps.	372,328
Current-period change		2,366,849		(1,683,346)		(755,431)		17,500		24,878		(922,083)		(6,548)		31,964		6,162		1,198,614		278,559		112,758		165,801
Ending balance 2015	Ps.	3,733,469	Ps.	(2,554,257)	Ps.	(1,239,064)	Ps.	(11,757)	Ps.	51,239	Ps.	(1,220,428)	Ps.	455,375	Ps.	111,822	Ps.	9,003	Ps.	1,641,196	Ps.	976,597	Ps.	438,468	Ps.	538,129
Current-period change		(475,000)		291,506		35,819		17,967		(125,161)		948,212		34,509		(20,061)		(41,228)		(364,356)		302,207		90,719		211,488
Ending balance 2016	Ps.	3,258,469	Ps.	(2,262,751)	Ps.	(1,203,245)	Ps.	6,210	Ps.	(73,922)	Ps.	(272,216)	Ps.	489,884	Ps.	91,761	Ps.	(32,225)	Ps.	1,276,840	Ps.	1,278,804	Ps.	529,187	Ps.	749,617
Current-period change		(47,197)		16,832		30,568		(2,340)		(91,497)		284,480		57,245		1,128		(100,232)		(73,617)		75,370		38,121		37,249
Ending balance 2017	Ps.	3,211,272	Ps.	(2,245,919)	Ps.	(1,172,677)	Ps.	3,870	Ps.	(165,419)	Ps.	12,264	Ps.	547,129	Ps.	92,889	Ps.	(132,457)	Ps.	1,203,223	Ps.	1,354,174	Ps.	567,308	Ps.	786,866

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 26 – NON- CONTROLLING INTEREST

The following table includes financial information regarding each subsidiary of Grupo Aval that has significant non controlling interests at December 31, 2017 and 2016:

December 31, 2017
Entity	Country	Non- controlling Interest	Non-controlling Interest share of equity		Non-controlling interest share of net income		Dividends paid to non-controlling interest in the year

Corporación Financiera Colombiana S.A.	Colombia	55.21%		3,448,933		462,137		(340,381)
Banco Bogotá S.A.	Colombia	31.26%		5,395,664		619,515		(322,985)
Banco de Occidente S.A.	Colombia	27.73%		256,858		65,941		(84,339)
Banco Popular S.A.	Colombia	6.26%		184,126		25,163		(6,690)
Banco Comercial AV Villas S.A.	Colombia	20.13%		298,651		27,263		(14,353)
		Total	Ps.	9,584,231	Ps.	1,200,019	Ps.	(768,748)

December 31, 2016
Entity	Country	Non- controlling Interest	Non-controlling Interest share of equity		Non-controlling interest share of net income		Dividends paid to non-controlling interest in the year

Corporación Financiera Colombiana S.A.	Colombia	55.51%		3,154,158		590,036		(294,376)
Banco Bogotá S.A.	Colombia	31.26%		4,882,747		685,073		(332,460)
Banco de Occidente S.A.	Colombia	27.73%		568,263		53,256		(83,166)
Banco Popular S.A.	Colombia	6.26%		165,150		12,347		(9,529)
Banco Comercial AV Villas S.A.	Colombia	20.13%		287,351		36,358		(7,668)
		Total	Ps.	9,057,669	Ps.	1,377,070	Ps.	(727,199)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The following table includes information regarding each subsidiary of Grupo Aval that has significant non- controlling interests to December 31, 2017 and 2016:

December 31, 2017
Entity	Assets	Liabilities	Total Income	Net Income	OCI	Cash Flow from operating activities

Corporación Financiera Colombiana S.A.	21,115,000	15,872,265	2,313,589	563,553	615,754	3,428,076
Banco Bogotá S.A.	149,389,133	131,197,065	16,396,415	2,132,951	880,565	1,571,203
Banco de Occidente S.A.	37,746,874	33,342,596	4,132,220	377,686	187,037	797,598
Banco Popular S.A.	22,322,103	19,651,056	2,537,768	205,694	153,208	756,955
Banco Comercial AV Villas S.A.	12,318,124	10,853,638	1,645,948	137,695	788	(1,295,251)

December 31, 2016
Entity	Assets	Liabilities	Total Income	Net Income	OCI	Cash Flow from operating activities

Corporación Financiera Colombiana S.A.	20,504,644	15,604,999	2,135,834	671,336	537,304	1,378,419
Banco Bogotá S.A. (*)	141,430,749	124,192,566	18,141,612	4,432,026	970,007	313,112
Banco de Occidente S.A.	35,568,507	31,177,321	4,054,750	627,993	242,389	(402,394)
Banco Popular S.A.	20,731,144	18,052,231	2,478,501	181,075	278,374	(106,977)
Banco Comercial AV Villas S.A.	12,466,634	11,063,550	1,554,428	179,550	(19,599)	216,083

(*) Includes Ps. 2,208,053 related to the effect of the deconsolidation of Corficolombiana, refer to Note 1 for more information.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 27 – COMMITMENTS AND CONTINGENCIES

Credit Commitments

As part of our operations, Grupo Aval grants guarantees and letters of credit to its customers wherein Grupo Aval financial subsidiaries are irrevocably committed to make payments to third parties when customers do not comply with their obligations with such third parties, these products have the same policies for approval of disbursements of loans regarding client’ credit risk and guarantees required according to the circumstances of each client.

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

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of December 31, 2017 and 2016.

Commitments in unused lines of credit

	December 31, 2017				December 31, 2016
	Notional Amount		Fair Value		Notional Amount		Fair Value
Guarantees	Ps.	3,495,921	Ps.	58,936	Ps.	3,510,546	Ps.	61,030
Unused letters of credit		1,177,697		10,314		1,084,589		4,569
Unused limits of overdrafts		75,225		-		128,621		-
Unused credit card limits		18,025,620		-		17,383,743		-
Other		4,448,775		-		5,480,222		-
Total	Ps.	27,223,238	Ps.	69,250	Ps.	27,587,721	Ps.	65,599

Following is the detail of the credit commitments by type of currency:

	December 31, 2017		December 31, 2016
Colombian Pesos	Ps.	10,271,676	Ps.	13,608,215
U.S. dollars		16,589,399		13,626,359
Euro		85,887		37,263
Other		276,276		315,884
Total	Ps.	27,223,238	Ps.	27,587,721

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Capital Expenses Commitments

As of December 31, 2017 and 2016, Grupo Aval had contractual disbursement commitments of capital expenditures for Ps.110,681 and Ps. 62,885, respectively.

Operating Lease Commitments

During the development of its operations, Grupo Aval executes contracts in order to receive property, plant and equipment in operating leasing, as well as certain intangibles; following is the detail of rent payment commitments of operating leasing in the forthcoming years:

	December 31, 2017		December 31, 2016
Up to one year	Ps.	246,373	Ps.	200,796
Greater than one year and up to five years		526,557		544,148
More than five years		233,239		309,696
Total	Ps.	1,006,169	Ps.	1,054,640

Contingencies

As of December 31, 2017 and 2016, Grupo was party to administrative and legal proceedings as defendant; the claims of the proceedings were assessed based on analyses and opinions of responsible lawyers. The following legal contingencies were determined:

Labor Proceedings

As of December 31, 2017 and 2016, labor complaints had been recognized for Ps. 105,748 and Ps. 30,358 respectively. Historically, the majority of these proceedings have been resolved in favor of Grupo Aval.

Civil Proceedings

As of December 31, 2017 and 2016, the result of the assessment of the claims of legal proceedings for civil suits, not including those with remote probability, reached an amount of Ps. 453,592 and Ps. 432,334 respectively.

Administrative Proceedings and Other Proceedings

Claims derived from administrative and judicial tax proceedings, filed by national and local tax authorities may establish, in some cases, sanctions in which Grupo Aval and its affiliates may incur as a result of: (i) the performance of their duty as a collector of national and local taxes, and/or (ii) a higher value in their obligations as taxpayers. As of December 31, 2017 and 2016, the amount of the claims reached the sum of Ps. 81,117 and Ps. 42,723 respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 28 – INCOME (EXPENSE) COMMISSIONS AND FEES

Below is a detail of the expenses for commissions and fees for the years ended as of December 31, 2017, 2016 and 2015:

Income from commissions and fees	December 31, 2017		December 31, 2016		December 31, 2015
Commissions on banking services	Ps.	2,567,704	Ps.	2,436,692	Ps.	1,751,527
Fees on credit cards		1,112,319		1,034,763		1,223,189
Pension and severance fund management		926,771		824,089		787,692
Trust activities		311,837		275,719		233,892
Storage services		169,815		186,068		167,323
Commissions on drafts, checks and checkbooks		60,768		67,832		71,294
Office network services		42,639		43,508		39,709
Other commissions		10,272		10,516		9,607
Total	Ps.	5,202,125	Ps.	4,879,187	Ps.	4,284,233

Commissions and Fees Expenses	December 31, 2017		December 31, 2016		December 31, 2015
Banking Services	Ps.	(332,811)	Ps.	(318,672)	Ps.	(288,303)
Sales and Services Commissions		(119,987)		(99,659)		(90,202)
Affiliations to Pension Funds		(74,531)		(68,454)		(67,854)
Offices Network Services		(29,874)		(33,404)		(34,437)
Information Processing Services of Operators		(23,039)		(20,963)		(18,273)
Collection Service of Contributions to Financial Entities		(5,618)		(6,084)		(4,962)
Fiduciary Businesses		(41)		(256)		(238)
Banks Guarantees		(88)		(87)		(131)
Credit Cards		(2)		(14)		(110)
Other		(37,123)		(71,935)		(117,436)
Total	Ps.	(623,114)	Ps.	(619,528)	Ps.	(621,946)
Net commission and fee income		4,579,011		4,259,659		3,662,287

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 29 – NET TRADING INCOME

Net trading income includes income from client driven trading activities primarily conducted in markets, including foreign Exchange, Credit, Rates and Equities trading, as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
Trading investment income (1)
Fixed income securities	Ps.	218,994	Ps.	369,184	Ps.	143,179
Equities		177,448		127,431		41,997
Total trading investment income	Ps.	396,442	Ps.	496,615	Ps.	185,176
Derivatives income
Net income (loss) on financial derivatives (2)	Ps.	(75,224)	Ps.	10,593		(156,820)
Other trading income (3)		240,144		217,490		216,843
Total derivatives income	Ps.	164,920	Ps.	228,083	Ps.	60,023
Total net trading income	Ps.	561,362	Ps.	724,698	Ps.	245,199

(1)	Includes net trading income from investment securities held for trading, that reflects the interest from investment in debt securities, gains/losses from mark-to-market valuation from investment in equity and debt securities and net income from trading activities.
(2)	Includes net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on trading derivatives.
(3)	Includes gains/losses from: (i) Net changes in the valuation of hedging derivatives from mark-to-market valuations from unhedged , (ii) the ineffective portion of the hedge, (iii) Transfers of due hedging derivatives from OCI to the statement of income.

NOTE 30 – OTHER INCOME AND EXPENSE

Below is a detail of the other income and expense in the years ended December 31, 2017, 2016 and 2015:

Other Income	December 31, 2017		December 31, 2016		December 31, 2015
Income from non-financial sector entities (*)	Ps.	757,023	Ps.	929,294	Ps.	838,578
Foreign exchange gains (losses), net		424,483		517,902		457,904
Share of profit of equity accounted investees, net of tax		171,964		140,765		230,398
Net gain on sale of debt and equity securities		51,712		210,373		79,233
Dividends		50,439		28,027		33,611
Gain on the sale of non-current assets held for sale		13,568		28,392		26,211
Other income		439,579		750,648		723,361
Total	Ps.	1,908,768	Ps.	2,605,401	Ps.	2,389,296

Other Expense	December 31, 2017		December 31, 2016		December 31, 2015
Personnel expenses	Ps.	3,671,117	Ps.	3,531,087	Ps.	3,111,306
Taxes and fees		731,316		633,260		557,046
Depreciation and amortization		521,408		471,608		488,212
Consultancy, audit and other fees		460,978		355,590		282,181
Affiliation contributions and transfers		429,825		428,581		349,961
Wealth tax (**)		101,988		267,627		303,193
Leases (Rent)		431,507		440,777		396,922
Maintenance and repairs		392,271		317,170		209,804
Insurance		351,745		316,852		282,452
Markenting		314,657		344,423		299,281
Warehouse services		277,849		288,491		276,343
Transportation services		166,429		160,002		150,866
Cleaning and security services		131,451		138,693		135,299
Outsoursing services		128,656		184,330		131,236
Supplies and stationary		82,113		23,722		44,514
Electronic data processing		73,872		81,682		66,813
Adaptation and installation		62,809		67,938		57,566
Travel expenses		48,193		54,275		49,876
Other		450,652		413,665		416,244
Total	Ps.	8,828,836	Ps.	8,519,773	Ps.	7,609,115

(*) Income from the non-financial sector, net results from revenues amounting to Ps 5,792,850, Ps 6,654,622 and Ps 5,198,754 less costs and expenses of Ps 5,035,827, Ps 5,725,328 and Ps 4,360,176 for the years ended 2017, 2016 and 2015, respectively.

(**) Grupo Aval and its subsidiaries in Colombia are subject to wealth tax for the years 2015, 2016 and 2017 by Law 1739 of 2014, based on their fiscal net asset value as of January 1, 2015, 2016 and 2017, greater or equal to Ps. 1,000, less the exclusions expressly provided for in the tax regulation, including the net asset value of the shares held in national companies. The wealth tax is calculated at progressive rates depending on the amount of liquid equity, and rates range between 0.20% and 1.15% in 2015, 0.15% and 1% in 2016, and 0.05% and 0.40% in 2017.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 31 – ANALYSIS OF OPERATING SEGMENTS

Operating segments are components of Grupo Aval responsible for developing commercial activities that can generate revenue or incur expenses and whose operating profit or loss are regularly reviewed by the Board of Directors of Grupo Aval, and for which financial information is available:

Until June 20, 2016, Grupo Aval was organized into four business segments, however, due to the legal reorganization explained in Note 1, the information provided to the Board of Directors has been updated and adjusted to present five segments considering Corficolombiana as an additional reportable segment.

31.1	Description of products and services from which each reportable segment derives its income

Grupo Aval is organized into five business segments comprised by the four main banks (see note 1 Corficolombiana is consolidated directly by Grupo Aval and not through Banco de Bogotá) of Grupo Aval: Banco de Bogotá, Banco de Occidente, Banco AV Villas and Banco Popular. All these banks and Corficolombiana, provide services relating to banking activity in Colombia and others countries in commercial, consumer, mortgage housing and microcredit banking. Corficolombiana´s core business is the active management of an equity portfolio.

31.2	Factors used by management to identify reportable segments

Operating segments identified above are based on the strategic organization of Grupo Aval in order to serve different sectors of the economy in Colombia.

31.3	Measurement of net income, assets and liabilities of operating segments

The Board of Directors of Grupo Aval reviews the financial information of each of its operating segments and assesses the performance of each segment based on the income statement of each of them and on certain credit risk indicators, as described in note 2.28.

31.4	Income

Following is the detail of the reportable financial information summarized for each segment as of December 31, 2017, 2016 and 2015:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Statement of Financial Position

December 31, 2017

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1)Eliminations and other segments		Total
Assets
Held-for-trading financial assets	Ps.	2,590,371	Ps.	584,470	Ps.	217,354	Ps.	328,070	Ps.	1,577,734	Ps.	(169,911)	Ps.	5,128,088
Available-for-sale financial assets		9,949,001		4,526,311		2,172,140		396,128		2,541,683		(971,103)		18,614,160
Held-to-maturity Investments		1,367,582		689,023		483,796		274,150		84,488		-		2,899,039
Investments in associates and joint ventures		3,417,702		672,169		10,965		1,597		820,125		(3,879,544)		1,043,014
Loans and receivables		104,243,806		27,480,881		17,034,186		9,977,597		2,785,100		(767,275)		160,754,295
Other Assets		27,820,671		3,794,020		2,403,662		1,340,582		13,305,870		(564,861)		48,099,944
Total Assets	Ps.	149,389,133	Ps.	37,746,874	Ps.	22,322,103	Ps.	12,318,124	Ps.	21,115,000	Ps.	(6,352,694)	Ps.	236,538,540
Liabilities
Customer Deposits		100,947,244		26,169,109		15,968,499		10,086,106		4,095,692		(2,381,426)		154,885,224
Financial Obligations		25,294,735		5,802,728		2,778,675		212,914		8,875,171		2,311,813		45,276,036
Other Liabilities		4,955,086		1,370,759		903,882		554,618		2,901,402		(179,694)		10,506,053
Total Liabilities	Ps.	131,197,065	Ps.	33,342,596	Ps.	19,651,056	Ps.	10,853,638	Ps.	15,872,265	Ps.	(249,307)	Ps.	210,667,313

Statement of Income for the year 2017

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1)Eliminations and other segments		Total
External Income
Interest income	Ps.	11,241,897	Ps.	3,450,056	Ps.	2,196,753	Ps.	1,305,784	Ps.	547,028	Ps.	315	Ps.	18,741,833
Commission and fee income		4,187,221		396,658		224,233		250,824		95,086		48,103		5,202,125
Participation in profit or loss associates and joint business		5,847		2,402		2,622		2,043		159,050		-		171,964
Dividends		1,321		370		1,991		1,514		45,243		-		50,439
Other Income		819,797		49,916		94,577		62,642		1,413,594		17,138		2,457,664
	Ps.	16,256,083	Ps.	3,899,402	Ps.	2,520,176	Ps.	1,622,807	Ps.	2,260,001	Ps.	65,556	Ps.	26,624,025

Intersegment Income
Interest income	Ps.	72,910	Ps.	1,818	Ps.	1,047	Ps.	4,797	Ps.	62,097	Ps.	(142,669)	Ps.	-
Commission and fee income		2,988		5,171		4,133		15,065		1,339		(28,696)		-
Participation in profit or loss associates and joint business		36,782		139,555		(376)		132		159		(176,252)		-
Dividends		3,101		5,494		6,810		1,170		1,244		(17,819)		-
Other Income		24,551		80,780		5,978		1,977		(11,251)		(102,035)		-
		140,332		232,818		17,592		23,141		53,588		(467,471)		-
Total income	Ps.	16,396,415	Ps.	4,132,220	Ps.	2,537,768	Ps.	1,645,948	Ps.	2,313,589	Ps.	(401,915)	Ps.	26,624,025

Expenses
Interest expense	Ps.	4,594,100	Ps.	1,388,144	Ps.	977,441	Ps.	423,069	Ps.	852,501	Ps.	(7,556)	Ps.	8,227,699
Impairment loss on loan and other accounts receivable		2,459,293		993,350		258,926		327,833		79,932		-		4,119,334
Depreciations and amortizations		361,621		69,255		45,417		29,897		5,881		9,337		521,408
Commission and fee expense		351,073		94,089		86,228		108,572		10,772		(27,620)		623,114
Administrative Expenses		3,035,346		703,106		520,204		375,522		119,271		(240,301)		4,513,148
Other expense		2,491,824		390,812		334,944		180,186		241,636		64,693		3,704,095
Income tax expense		970,207		115,778		108,914		63,174		440,043		54,678		1,752,794
Total Expenses		14,263,464		3,754,534		2,332,074		1,508,253		1,750,036		(146,769)		23,461,592
Net income for the year	Ps.	2,132,951	Ps.	377,686	Ps.	205,694	Ps.	137,695	Ps.	563,553	Ps.	(255,146)	Ps.	3,162,433

(1) Includes Grupo Aval, Grupo Aval Limited, Grupo Aval International Limited and ATH negocio conjunto.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Statement of Financial Position

December 31, 2016

	Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(2)Eliminations and other segments		Total
Assets
Held-for-trading financial assets	Ps.	2,179,411	Ps.	645,607	Ps.	228,176	Ps.	182,936	Ps.	1,499,533	Ps.	(141,938)	Ps.	4,593,725
Available-for-sale financial assets		9,157,156		3,991,626		2,046,466		1,478,433		2,773,149		(1,054,318)		18,392,512
Held-to-maturity Investments		1,256,607		542,008		409,131		250,980		111,760		-		2,570,486
Investments in associates and joint ventures		3,354,551		570,782		9,103		-		932,586		(3,720,375)		1,146,647
Loans and receivables		97,169,521		26,573,862		16,016,683		8,981,858		3,141,864		(985,056)		150,898,732
Other Assets		28,313,503		3,244,622		2,021,585		1,572,427		12,045,752		(726,270)		46,471,619
Total Assets	Ps.	141,430,749	Ps.	35,568,507	Ps.	20,731,144	Ps.	12,466,634	Ps.	20,504,644	Ps.	(6,627,957)	Ps.	224,073,721
Liabilities
Customer Deposits		93,676,674		24,176,056		14,733,350		9,706,084		3,846,793		(2,251,902)		143,887,055
Financial Obligations		25,863,311		5,504,607		2,451,314		975,300		9,288,278		1,433,471		45,516,281
Other Liabilities		4,652,581		1,496,658		867,567		382,166		2,469,928		142,263		10,011,163
Total Liabilities	Ps.	124,192,566	Ps.	31,177,321	Ps.	18,052,231	Ps.	11,063,550	Ps.	15,604,999	Ps.	(676,168)	Ps.	199,414,499

Statement of Income of the year 2016

	(1) Banco de Bogotá S.A.		Banco de Occidente S.A.		Banco Popular S.A.		Banco AV Villas S.A.		Corficolombiana S.A.		(1), (2)Eliminations and other segments		Total
External Income
Interest income	Ps.	10,481,965	Ps.	3,363,556	Ps.	2,042,878	Ps.	1,193,544	Ps.	442,398	Ps.	22,629	Ps.	17,546,970
Commission and fee income		3,957,774		387,986		219,717		237,762		63,763		12,185		4,879,187
Participation in profit or loss associates and joint business		(4,275)		(484)		388		729		144,407		-		140,765
Dividends		1,779		1,150		3,112		2,941		18,973		72		28,027
Other Income		1,336,185		93,860		183,931		99,701		1,647,967		(19,355)		3,342,289
	Ps.	15,773,428	Ps.	3,846,068	Ps.	2,450,026	Ps.	1,534,677	Ps.	2,317,508	Ps.	15,531	Ps.	25,937,238

Intersegment Income
Interest income	Ps.	219,995	Ps.	2,893	Ps.	848	Ps.	6,223	Ps.	75,641	Ps.	(305,600)	Ps.	-
Commission and fee income		900		4,386		2,282		13,170		2,115		(22,853)		-
Participation in profit or loss associates and joint business		116,488		118,109		(1,206)		(1,923)		100		(231,568)		-
Dividends		-		20,336		25,293		-		944		(46,573)		-
Other Income		1,996,738		62,959		115		1,610		(79,493)		(1,981,929)		-
		2,334,121		208,683		27,332		19,080		(693)		(2,588,523)		-
Total income	Ps.	18,107,549	Ps.	4,054,751	Ps.	2,477,358	Ps.	1,553,757	Ps.	2,316,815	Ps.	(2,572,992)	Ps.	25,937,238

Expenses
Interest expense	Ps.	4,568,469	Ps.	1,455,389	Ps.	995,070	Ps.	451,224	Ps.	947,603	Ps.	(25,350)	Ps.	8,392,405
Impairment loss on loan and other accounts receivable		1,897,902		579,471		229,948		236,434		59,176		1,253		3,004,184
Depreciations and amortizations		352,618		64,252		40,449		24,787		4,513		(15,011)		471,608
Commission and fee expense		347,612		99,804		83,857		98,738		8,970		(19,453)		619,528
Administrative Expenses		2,943,832		632,153		501,664		324,787		138,626		(131,863)		4,409,199
Other expense		2,414,696		363,398		293,930		158,243		104,944		131,258		3,466,469
Income tax expense		1,150,393		232,292		151,365		79,994		381,647		61,218		2,056,909
Total Expenses		13,675,522		3,426,759		2,296,283		1,374,207		1,645,479		2,052		22,420,302
Net income for the year	Ps.	4,432,027	Ps.	627,992	Ps.	181,075	Ps.	179,550	Ps.	671,336	Ps.	(2,575,044)	Ps.	3,516,936

(1) Includes Ps. 2,208,053 of income resulting from the desconsolidation of Corficolombiana.

(2) Includes Grupo Aval, Grupo Aval Limited and Grupo Aval International Limited.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

December 31, 2015

Statement of Income of the year 2015	Banco de Bogotá S.A.		Banco de Occidente S.A		Banco Popular S.A.		Banco Av villas S.A.		Corficolombiana S.A.		(1)Eliminations and other segments		Total
External Income
Interest income	Ps.	8,511,619	Ps.	2,648,326	Ps.	1,623,643	Ps.	986,384	Ps.	304,109	Ps.	1,517	Ps.	14,075,598
Commission and fee income		3,432,513		394,039		180,302		218,769		58,610		-		4,284,233
Participation in profit or loss associates and joint business		178,243		20,674		2,002		1,523		27,956		-		230,398
Dividends		417		2,638		2,534		1,909		26,113		-		33,611
Other Income		706,302		105,337		162,605		90,644		1,263,449		195,244		2,523,581
	Ps.	12,829,094	Ps.	3,171,014	Ps.	1,971,086	Ps.	1,299,229	Ps.	1,680,237	Ps.	196,761	Ps.	21,147,421

Intersegment income
Interest income	Ps.	(32,382)	Ps.	2,570	Ps.	633	Ps.	2,467	Ps.	30,274	Ps.	(3,562)	Ps.	-
Commission and fee income		471		4,752		3,091		11,895		2,693		(22,902)		-
Participation in profit or loss associates and joint business		(1,439)		75,227		(1,229)		(2,055)		178,305		(248,809)		-
Dividends		2,105		25,127		30,989		-		-		(58,221)		-
Other Income		207,102		75,435		148		1,493		1,482		(285,660)		-
Total Segments income	Ps.	175,857	Ps.	183,111	Ps.	33,632	Ps.	13,800	Ps.	212,754	Ps.	(619,154)	Ps.	-
Total income		13,004,951		3,354,125		2,004,718		1,313,029		1,892,991		(422,393)		21,147,421

	Banco de Bogotá S.A.		Banco de Occidente S.A		Banco Popular S.A.		Banco Av villas S.A.		Corficolombiana S.A.		Eliminations and other segments		Total
Expenses
Interest expense	Ps.	3,211,117	Ps.	989,836	Ps.	583,151	Ps.	273,944	Ps.	607,989	Ps.	85,422	Ps.	5,751,459
Loan and other accounts receivable		1,323,338		544,143		63,180		188,895		8,468		(274)		2,127,750
Depreciations and amortizations		358,517		61,396		39,130		22,571		5,810		788		488,212
Commission and fee expense		327,250		151,038		54,774		85,195		18,013		(14,324)		621,946
Administrative Expenses		2,508,967		586,050		465,226		302,765		90,812		(75,034)		3,878,786
Other expense		2,168,527		352,957		276,905		155,355		73,262		27,606		3,054,612
Income tax expense		1,047,656		195,606		173,060		108,704		330,889		23,055		1,878,970
Total Expenses		10,945,372		2,881,026		1,655,426		1,137,429		1,135,243		47,239		17,801,735
Net income for the year	Ps.	2,059,579	Ps.	473,099	Ps.	349,292	Ps.	175,600	Ps.	757,748	Ps.	(469,632)	Ps.	3,345,686

(1)	Includes Grupo Aval, Grupo Aval Limited and Grupo Aval International Limited.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Main eliminations of total income, expenses, assets and liabilities between segments with the corresponding consolidated entries at the level of Grupo Aval are:

·	Loans with financial obligations of entities mainly from non financial sector.
·	Investments in term deposits and outstanding bonds of in other segments.
·	Investments in subordinates elimination and record of non- controlling interests.
·	Expenses and incomes for commissions.

31.5	Analysis of Revenues by Products and Services

Grupo Aval’s revenues are analyzed by products and services, in the statement of income.

31.6	Income by Country

Grupo Aval’s revenues for each individual country for which revenues are significant, are the following during the years ended December 31, 2017, 2016 and 2015:

	December 31, 2017		December 31, 2016		December 31, 2015
Colombia	Ps.	18,789,167	Ps.	18,548,030	Ps.	15,749,556
Panamá		1,410,766		1,333,843		1,293,132
Costa Rica		2,752,109		2,598,446		1,778,560
Guatemala		1,132,646		1,084,436		1,027,948
Other countries		2,539,337		2,372,483		1,298,225
Total Consolidated Revenues	Ps.	26,624,025	Ps.	25,937,238	Ps.	21,147,421

The foregoing analysis is based on the customer's domicile. Income from off- shore entities of Colombian customers are reported as income from Colombia. The revenues include income for interest, fees, commissions and other operating income.

31.7	Non current assets by Country

Grupo Aval’s non current assets for each individual country for which non current assets are significant, are as follows as at December 31, 2017 and 2016:

December 31, 2017

	Own – use Property, plant and equipment, net		(*) Intangible assets
Colombia	Ps.	4,635,899	Ps.	5,868,867
Panamá		203,824		3,657,236
Costa Rica		366,800		89,343
Guatemala		98,778		16,714
Other countries		494,696		1,231,744
Total	Ps.	5,799,997	Ps.	10,863,904

(*) see notes 16 to 18.

December 31, 2016

	Own – use Property, plant and equipment, net		(*) Intangible assets
Colombia	Ps.	4,702,347	Ps.	5,496,699
Panamá		208,727		3,681,756
Costa Rica		376,984		113,009
Guatemala		97,798		14,110
Other countries		513,393		1,059,718
Total	Ps.	5,899,249	Ps.	10,365,292

(*) see notes 16 to 18.

During the years ended December 31, 2017, 2016 and 2015, Grupo Aval’s reported no concentration of revenue in customers with more than a 10% share of revenue from ordinary activities.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 32 – OFFSET OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Following is a detail of the financial instruments subject to offset contractually required as of December 31, 2017 and 2016:

December 31, 2017

							Gross Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Assets		Gross Amounts Offset in the Consolidated Balance Sheet		Net Amounts of Assets Presented in the Consolidated Balance Sheet		Financial Instruments		Cash collateral Received		Net Exposure
Offsetting assets
Derivatives	Ps.	526,148	Ps.	(142,495)	Ps.	383,653	Ps.	(2,756)	Ps.	(45,387)	Ps.	335,510
Repurchase agreements		2,544,676		-		2,544,676		(2,544,676)		-		-
Total	Ps.	3,070,824	Ps.	(142,495)	Ps.	2,928,329	Ps.	(2,547,432)	Ps.	(45,387)	Ps.	335,510

							Gross Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Liabilities		Gross Amounts Offset in the Consolidated Balance Sheet		Net Amounts of Liabilities Presented in the Consolidated Balance Sheet		Financial Instruments		Cash collateral Received		Net Exposure

Offsetting liabilities
Derivatives		446,526		(134,397)		312,129		(2,831)		(33,182)		276,116
Repurchase agreements		3,531,531		-		3,531,531		(3,721,846)		-		(190,315)
Total	Ps.	3,978,057	Ps.	(134,397)	Ps.	3,843,660	Ps.	(3,724,677)	Ps.	(33,182)	Ps.	85,801

December 31, 2016

							Gross Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Assets		Gross Amounts Offset in the Consolidated Balance Sheet		Net Amounts of Assets Presented in the Consolidated Balance Sheet		Financial Instruments		Cash collateral Received		Net Exposure
Offsetting assets
Derivatives	Ps.	864,460	Ps.	(233,772)	Ps.	630,688	Ps.	(4,890)	Ps.	(40,241)	Ps.	585,557
Repurchase agreements		711,950		-		711,950		(671,028)		-		40,922
Total	Ps.	1,576,410	Ps.	(233,772)	Ps.	1,342,638	Ps.	(675,918)	Ps.	(40,241)	Ps.	626,479

							Gross Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Liabilities		Gross Amounts Offset in the Consolidated Balance Sheet		Net Amounts of Liabilities Presented in the Consolidated Balance Sheet		Financial Instruments		Cash collateral Received		Net Exposure

Offsetting liabilities
Derivatives		942,258		(258,127)		684,131		(51,030)		(90,228)		542,873
Repurchase agreements		5,457,370		-		5,457,370		(5,264,105)		-		193,265
Total	Ps.	6,399,628	Ps.	(258,127)	Ps.	6,141,501	Ps.	(5,315,135)	Ps.	(90,228)	Ps.	736,138

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

Nature and risks associated with Grupo Aval’s interests in unconsolidated structured entities

December 31, 2017	Securitizations		Grupo Aval’s managed funds		Total
Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	19,602	Ps.	3,030,499	Ps.	3,050,101
Other account receivables		-		37,606		37,606
Total assets in relation to the Gupo Aval’s interests in the unconsolidated structured entities		19,602		3,068,105		3,087,707
Grupo Aval’s maximum exposure	Ps.	19,602	Ps.	3,068,105	Ps.	3,087,707

December 31, 2016	Securitizations		Grupo Aval’s managed funds		Total
Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	27,377	Ps.	2,719,217	Ps.	2,746,594
Other account receivables		-		45,489		45,489
Total assets in relation to the Gupo Aval’s interests in the unconsolidated structured entities		27,377		2,764,706		2,792,083
Grupo Aval’s maximum exposure	Ps.	27,377	Ps.	2,764,706	Ps.	2,792,083

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

NOTE 34 - TRANSFERS OF FINANCIAL ASSETS

Grupo Aval enters into transactions in the normal course of business by which it transfers financial assets to third parties. Depending on the circumstances, these transfers may either result in these financial assets being derecognized or continuing to be recognized in Grupo Aval´s financial statements.

A.	Transferred financial assets not qualifying for full derecognition

i.	Sale and repurchase agreements

Sales and repurchase agreements are transactions in which Grupo Aval sells securities and simultaneously agrees to repurchase them (or assets that are substantially the same) at a fixed price on a future date. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because Grupo Aval sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2017, the financial investments debt securities available-for-sale that are being used as collateral in repo operations amounted Ps. 2,878,772 (December 31, 2016 Ps. 4,634,984) see Note 8, and financial assets held for trading that are being used as collateral in repo operations amounted Ps. 843,075 (December 31, 2016 Ps. 629,121) see Note 7.

ii.	Securities lending

As of December 31, 2017 and 2016 Grupo Aval has not recorded securities lending.

B.	Transfer of financial assets that are derecognized in their entirety.

I.	Securitizations

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

During the years ended at December 31, 2017, 2016 and 2015, Grupo Aval did not transfer financial assets to special purpose vehicles. However before 2014, a subsidiary bank made a transfer of mortgage loans to unconsolidated special purpose vehicles as the bank did not have control over them. As a result, the mortgages loans were derecognized of the financial statements as of January 1, 2014, taking the exception under IFRS 1. In the securitization process, Grupo Aval received investment securities as payment for the transferred assets classified as investments at fair value adjusted in profit or loss at December 31, 2017, 2016 and 2015. At present, the subordinate bank collects the accounts receivable transferred to the vehicle, and such collected amounts are immediately transferred to the special purpose vehicle in charge of such accounts. For collecting the payments, Grupo Aval receives 1% as commission fee based on the collected accounts receivable. A loss can potentially occur if the costs incurred in the execution of the collecting service exceed the commission fee revenue received.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

The table below explain in detail the assets at December 31, 2017, 2016 and 2015 that represent the continuing involvement of Grupo Aval with the accounts receivable transferred and revenue obtained during the collecting process of such loans.

At the end of the year	December 31, 2017		December 31, 2016		December 31, 2015
Financial assets (1)	Ps.	19,602	Ps.	27,377	Ps.	38,975
Income for commission and fees	Ps.	136	Ps.	96	Ps.	359

(1)	Includes investments held for trading through profit or loss and available-for-sale investments.

The financial assets held for trading through profit or loss securities in the special purpose vehicle which managed the loans and receivables represents Grupo Aval´s maximum exposure to loss from its continuing involvement in the form of notes issued by unconsolidated securitization vehicles is their carrying amount.

NOTE 35 – RELATED PARTIES

To verify the correct identification of relationships and transaction with related parties, Grupo Aval has established a specific written Procedure for the Identification and Disclosure of Balances and Transactions with Related Parties. Such procedure is communicated and made available to our personnel through Grupo Aval’s intranet. In application of this procedure, our members of the board of directors and our key management personnel are periodically required to identify close family members and entities over which such persons have significant influence. Such process is conducted by a written request containing the criteria that such person must consider in order to provide information on close family members and entities that must be disclosed as their related parties.

In addition, Grupo Aval Vice-Presidency of Accounting Consolidation periodically performs an evaluation of its controlling and non-controlling investments in other entities to identify if such entities should be treated as a related entity.

In October 28, 2015, Grupo Aval’s board of directors approved a Reference Framework for Institutional Relations applicable to Grupo Aval and its subsidiaries. Among other things, such framework established guidelines for intragroup operations oriented to regulate this type of transactions and to generate an adequate balance between the best interests of Grupo Aval at a consolidated level and that of the minority shareholders of the entities forming part of Grupo Aval and/or its subsidiaries. The following are some of the guidelines included in the abovementioned corporate framework:

·	Grupo Aval and its subsidiaries shall permanently carry out the registration of the operations performed with related parties, identifying the type of operation, its purpose, economic conditions and authorizations received when applicable.

·	Grupo Aval and its subsidiaries shall establish limits of indebtedness or exposure and perform constant monitoring of the intragroup operations, complying for such purpose with the restrictions set forth under applicable regulations.

·	All intragroup operations shall be fully identified by accounting areas of the respective entities.

·	Authorization levels are defined within the governance and control structure, assigned as may be deemed adequate as a function of the magnitude and type of transaction, keeping the evidence of such authorizations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

·	It should be verified that related party transactions are carried out for a good and valuable consideration, at market conditions, maintaining a financial equilibrium in the relationships between the entities participating in the operation.

This Reference Framework for Institutional Relations was also submitted to the consideration and approval of the Board of Directors of our subsidiaries and has been made available in the web sites of Grupo Aval and its subsidiaries.

Balances as of December 31, 2017 and 2016, with related parties, are detailed in the following tables:

	Individuals				Entity
December 31, 2017	Mr. Sarmiento Angulo and relatives		Key management personnel		Associates and joint ventures		Entities controlled by individuals		Entities with significant influence by individuals

Assets
Cash and equivalents	Ps.	-	Ps.	-	Ps.	11	Ps.	-	Ps.	67
Financial assets in investments		-		-		910,310		1,249		-
Financial assets in credit operations		3,066		10,665		1,492,067		1,301,697		3,385
Accounts receivable		11		33		59,588		4,421		-
Other assets		-		-		156,636		3,661		18

Liabilities
Deposits	Ps.	21,257	Ps.	20,192	Ps.	2,535,339	Ps.	1,566,160	Ps.	1,275
Accounts payable		103		700		15,353		322,275		18,671
Financial obligations		4		10		16,435		1,249		-
Other liabilities		-		4		7,424		49		-

	Individuals				Entity
December 31, 2016	Mr. Sarmiento Angulo and relatives		Key management personnel		Associates and joint ventures		Entities controlled by individuals		Entities with significant influence by individuals

Assets
Cash and equivalents	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Financial assets in investments		-		-		157,427		-		-
Financial assets in credit operations		3,897		9,520		1,809,972		1,276,534		24,695
Accounts receivable		3		28		157,725		8,781		125,532
Other assets		-		1		41,168		30,068		-

Liabilities
Deposits	Ps.	100,787	Ps.	39,431	Ps.	2,610,620	Ps.	446,802	Ps.	588
Accounts payable		73		582		16,215		641,363		37,831
Financial obligations		3		308		9,445		-		-
Other liabilities		-		-		1,984		3,982		-

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Transactions during the years ended as of December 31, 2017, 2016 and 2015, with related parties are as follows:

a.	Profit or loss

	Individuals			Entity
December 31, 2017	Mr. Sarmiento Angulo and relatives		Key management personnel	Associates and joint ventures	Entities controlled by individuals	Entities with significant influence by individuals

Income
Interest income	Ps.	164	757	155,690	123,671	543
Fee income and commissions		5	48	26,249	57,180	-
Leases		-	-	321	301	-
Other income		4	59	236,871	6,391	-

Expenses
Financial expenses		243	1,197	129,335	30,431	6
Fee expenses and commissions		4	1,510	24,039	3,276	1
Operating expenses		-	9,706	3,572	1,892	113
Other expenses		-	1,635	32,691	34,400	-

	Individuals			Entity
December 31, 2016	Mr. Sarmiento Angulo and relatives		Key management personnel	Associates and joint ventures	Entities controlled by individuals	Entities with significant influence by individuals

Income
Interest income	Ps.	28	321	81,646	64,299	789
Fee income and commissions		4	28	12,717	33,659	-
Leases		-	-	66	290	30
Other income		440	-	171,405	2,957	9.915

Expenses
Financial expenses		84	656	88,800	19,064	-
Fee expenses and commissions		333	931	15,451	2,674	143
Operating expenses		-	5,588	75	2,060	1
Other expenses		11	1,390	193,762	15,159	811

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

	Individuals			Entity
December 31, 2015	Mr. Sarmiento Angulo and relatives		Key management personnel	Associates and joint ventures	Entities controlled by individuals	Entities with significant influence by individuals

Income
Interest income	Ps.	84	379	66,562	23,506	1,122
Fee income and commissions		3	28	6,471	26,775	-
Leases		-	-	278	262	19
Other income		2	80	190,571	2,423	5,786

Expenses
Financial expenses		163	209	324	18,001	-
Fee expenses and commissions		2	1,327	13,597	1,227	8
Operating expenses		-	8,288	114	1,963	-
Other expenses		5	154	71,759	27,916	60

Outstanding amounts are not guaranteed and shall be liquidated in cash. Guarantees have not been granted or received. No expense has been recognized during the current period nor in previous periods with respect to uncollectable or accounts of doubtful collection relating to amounts in debt by related parties.

b.	Compensation of Key Management Personnel

The compensation received by the key personnel of the management comprises the following:

	Years ended as of
Items	December 31, 2017		December 31, 2016		December 31, 2015
Salaries	Ps.	17,073	Ps.	15,731	Ps.	14,271
Short term benefits for employees		3,167		10,664		12,282
Total	Ps.	20,240	Ps.	26,395	Ps.	26,553

Transactions with our related parties correspond primarily to normal course of banking business activities effected in market conditions.  Such transactions include demand and saving deposits, time deposits, commercial, consumer and mortgage loans, financial leases, payment of dividends and or interest.

NOTE 36 – SUBSEQUENT EVENTS

On January 15, 2018, there was a partial collapse of the Chirajara bridge located on KM64 Bogotá - Villavicencio, which is under construction, whose causes are still unknown and are the subject of investigation. This infrastructure is part of the concession contract No. 444 of 1994, in which Concesionaria Vial de los Andes S.A ("Coviandes") is the company awarded the contract and, therefore, is the Constructora de Infraestructura Vial S.A.S ("Coninvial") through contract 444-12310 of November 5, 2010, is the construction contractor of the work, of which, the construction of the bridge is part. At the same time, Coninvial advanced the construction of the Chirajara bridge through a design and construction contract with the subcontractor Gisaico S.A.

Corficolombiana S.A. subsidiary of Grupo Aval, is direct and indirect owner (through Estudios, Proyectos e Inversiones de Los Andes S.A.S) of 59.77% of Coviandes. In addition, Estudios y Proyectos del Sol S.A.S ("Episol"), a company 100% owned by Corficolombiana S.A., owns 60.00% of the share capital of Coninvial.

Coviandes hired the services of Modjeski & Masters, a renowned American consultant expert in forensic studies of cable-stayed bridges, to determine the causes of the event. Once the results of the investigation are known, the implications and costs related to the incident can be determined.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

At the General Meeting of Shareholders that took place on March 23, 2018, it was declared a dividend of Ps. 4.00 per month for the preferred and common shares, during period of twelve-month between April, 2018 and March 2019, for a total dividend of Ps. 1,069,489 according to the following:

Net income for period ended December 31, 2017 included in the unconsolidated financial statements of Grupo Aval		2,001,178
Occasional reserve release at the disposal of the General Meeting of Shareholders		5,333,761
Total Income available for disposal of the General Meeting of Shareholders		7,334,939

Cash Dividends		Ps. 48 per share payable in twelve monthly installments of Ps.4.00 per share, from April, 2018 to March, 2019.
Common shares outstanding		15,170,666,914
Preferred shares outstanding		7,110,350,245
Total shares outstanding		22,281,017,159
Total dividends declared	Ps.	1,069,489

To Occasional reserve at the disposal of General Meeting of Shareholders		6,265,450

In a meeting held on March 23 2018, Grupo Aval’s Board of Directors approved the presentation of the consolidated financial statements under Colombian IFRS and the accompanying notes for the period ended December 31, 2017, for consideration of the General Meeting of Shareholders.

NOTE 37 – PARENT COMPANY INFORMATION

Condensed Unconsolidated Statement of financial position

Following are the condensed separate statements of financial position of Grupo Aval Acciones y Valores S.A., at December 31, 2017, and 2016 and condensed separate statements of income and statement of cash flows for the fiscal year ended December 31, 2017, 2016 and 2015.

Condensed separate Statement of Financial Position

	December 31,
	2017		2016
Current Assets
Cash and cash equivalents	Ps.	35,478	Ps.	47,280
Held for trading securities		453		4,980
Accounts receivable from related parties		274,323		260,445
Other assets		513		17,759
Total current assets	Ps.	310,767	Ps.	330,464

Non current Assets
Investments in subsidiaries		18,589,623		17,529,893
Property plant and equipment		2,851		3,170
Total non current assets	Ps.	18,592,474	Ps.	17,533,063

Total assets	Ps.	18,903,241	Ps.	17,863,527

Current liabilities
Borrowings at amortized cost		290,101		370,349
Outstanding bonds at amortized cost		5,725		6,701
Accounts payable		440,318		430,279
Other non-financial liabilities		1,233		1,234
Total current liabilities	Ps.	737,377	Ps.	808,563

Long-term liabilities
Borrowings at amortized cost		253,503		365,605
Outstanding bonds		1,104,080		704,080
Deferred tax liabilities		33		-
Total non current liabilities	Ps.	1,357,616	Ps.	1,069,685

Total liabilities	Ps.	2,094,993	Ps.	1,878,248

Equity
Shareholders’ equity		16,808,248		15,985,279

Total liabilities and shareholders’ equity	Ps.	18,903,241	Ps.	17,863,527

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Condensed separate Statement of Income	December 31, 2017		December 31, 2016		December 31, 2015

Operating revenue
Equity method income, net		2,005,155		2,330,814		2,331,965
Other revenue from ordinary activities		234,502		77,387		75,262
Total operating revenue	Ps.	2,239,657	Ps.	2,408,201	Ps.	2,407,227

Expenses, net
Administrative expenses		89,823		98,130		79,908
Other expenses		274		168		337
Gains (losses) from exchange differences		98		(1,085)		(29,760)
Operating income	Ps.	2,149,658	Ps.	2,308,818	Ps.	2,297,222

Financial expenses		133,171		125,585		68,512

Net income before taxes		2,016,487		2,183,233		2,228,710
Income tax expense		51,568		5,620		6,571
Net income	Ps.	1,964,919	Ps.	2,177,613	Ps.	2,222,139

Condensed separate Cash flow	December 31, 2017		December 31, 2016		December 31, 2015

Net income	Ps.	1,964,919	Ps.	2,177,613	Ps.	2,222,139
Adjustments to reconcile net income to net cash used by operating activities		(867,042)		(1,726,296)		(1,470,593)
Net cash provided by operating activities		1,097,877		451,317		751,546
Net cash provided (used in) by investing activities		(8,830)		(55,374)		192,801
Net cash (used in) provided by financing activities		(1,100,849)		(360,827)		(974,642)
Increase (decrease) in cash and cash equivalents		(11,802)		35,116		(30,295)
Cash and cash equivalents at beginning of year		47,280		12,164		42,459
Cash and cash equivalents at end of year	Ps.	35,478	Ps.	47,280	Ps.	12,164

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

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

Investment in subsidiaries companies

Based on the IAS 27, when an entity prepares separate financial statements it shall account for investments in subsidiaries either: a) at cost or b) at fair value, in accordance with IAS 39 or c) using the equity method. Accordingly Grupo Aval accounts its investments in subsidiaries using the equity method.

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

Gain and losses resulting from transactions between Grupo Aval and its subsidiaries are recognized in the Gupo Aval´s financial statement only to the extent of Grupo Aval interest in the subsidiaries, unless the transaction provides evidence of an impairment in the book value of transferred assets.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(Amounts expressed in millions of Colombian pesos)

Investment in Subsidiaries

Investment in subsidiaries as of December 31, 2017 and 2016 comprise the following:

	December 31, 2017			December 31, 2016
Subsidiary	Economic interest held by Grupo Aval	Book Value		Economic interest held by Grupo Aval	Book Value

Banco de Bogotá S.A.	68.74%	Ps.	11,000,669	68.74%	Ps.	10,331,548
Banco de Occidente S.A.	72.27%		3,174,228	72.27%		3,089,717
Banco Comercial AV Villas S.A.	79.87%		1,190,740	79.87%		1,139,881
Banco Popular S.A.	93.74%		2,710,218	93.74%		2,624,196
Corporación Financiera Colombiana S.A.	44.79%		504,962	44.49%		472,466
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	75.69%		401,341	75.69%		341,112
Grupo Aval Limited	100.00%		(315,227)	100.00%		(316,553)
Grupo Aval International Limited	100.00%		(77,308)	100.00%		(152,474)
		Ps.	18,589,623		Ps.	17,529,893

a)	Outstanding bonds

Bonds at December 31, 2017 and 2016 comprise the following:

					Amounts outstanding
Issuance date	Tranches		Maturity	Coupon rate	2017		2016

June, 2017	Ps.	100,000	June, 2020	IPC + 2.69%	Ps.	100,000	Ps.	-
June, 2017		300,000	June, 2042	IPC + 3.99%		300,000		-
November, 2016		93,000	November, 2026	IPC + 3.86%		93,000		93,000
November, 2016		207,000	November, 2036	IPC + 4.15%		207,000		207,000
December, 2009		279,560	December, 2019	IPC + 4.84%		279,560		279,560
December, 2009		124,520	December, 2024	IPC + 5.20%		124,520		124,520
Total Bonds	Ps.	1,104,080			Ps.	1,104,080	Ps.	704,080

The scheduled maturities of bonds as of December 31, 2017 are as follows

Period	Amount
2019		279,560
2020 and thereafter		824,520
Total	Ps.	1,104,080

APPENDIX A. SELECTED FINANCIAL AND STATISTICAL DATA PREPARED UNDER COLOMBIAN BANKING GAAP

Included below is selected financial and statistical data for Grupo Aval that has been derived from audited financial statements at and for the years ended December 31, 2013 and 2012, prepared in accordance with the regulations of the Superintendency of Finance applicable to financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks operating in Colombia, consistently applied, together with such regulations, on the issue date (which we refer to in this document, collectively, as “Colombian Banking GAAP.”) The audited consolidated financial statements included elsewhere in this document have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Colombian Banking GAAP differs in certain material respects from IFRS. Reconciliations and descriptions of the effect of the transition from Colombian Banking GAAP to IFRS are provided in Note 38 to our audited consolidated financial statements included in our annual report on Form 20-F for 2015. For further information about the preparation of our financial data, please see “Presentation of financial and other information” and “Item 3. Key information—Selected financial and operating data— Ratios and Measures of Financial Performance.”

This appendix reflects our policies in force on or prior to December 31, 2013.

Statement of income data

	Grupo Aval
	For the year ended December 31,
	2013	2012
	(In Ps billions, except share and per share data)
Colombian Banking GAAP
Operating income:
Net interest income	6,981.0	6,310.3
Provisions for loan and financial lease losses, accrued interest and other receivables, net	(1,417.4)	(1,041.8)
Recovery of charged-off assets	148.2	142.7
Provision (recovery) for investment securities, foreclosed assets and other assets	(25.0)	(18.2)
Total (provisions) reversals, net	(1,294.2)	(917.3)
Total fees and other services income, net	2,814.4	2,382.0
Total other operating income	1,317.4	885.7
Total operating income	9,818.5	8,660.6
Total operating expenses	(6,028.1)	(5,299.5)
Net operating income	3,790.4	3,361.1
Non-operating income (expense):
Other income	453.4	618.5
Other expense	(217.2)	(170.4)
Total non-operating income (expense), net	236.1	448.1
Income before income tax expense and non-controlling interest	4,026.6	3,809.2
Income tax expense	(1,414.7)	(1,371.7)
Income before non-controlling interest	2,611.9	2,437.4
Non-controlling interest	(1,011.4)	(911.1)
Net income attributable to Grupo Aval shareholders	1,600.5	1,526.4

Earnings per 1,000 shares (basic and diluted earnings):
Common and preferred shares (in pesos)	86,013.9	82,277.2
Common and preferred shares (in U.S. dollars)(1)	44.6	46.5
Dividends per 1,000 shares(2):
Common and preferred shares (in pesos)	55,632.9	49,200.0
Common and preferred shares (in U.S. dollars)(1)	28.9	27.8

	Grupo Aval
	For the year ended December 31,
	2013	2012
	(In Ps billions, except share and per share data)
Weighted average number of common and preferred fully paid shares outstanding (basic and diluted):
Outstanding shares	18,607,487.3	18,551,766.5
U.S. GAAP(3)
Provision for loans, leases and other receivables	(1,113.5)	(971.7)
Net income attributable to controlling interest under U.S. GAAP	1,632.5	1,564.5
Basic and diluted net income per 1,000 shares
Outstanding shares (pesos)	87,731.9	84,330.3
Outstanding shares (U.S. dollars)(1)	45.5	47.7

(1)	Translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance of Ps 1,768.23 and Ps 1,926.83, per U.S.$1.00 at 2012 and 2013, respectively.

(2)	Dividends are declared semi-annually in March (for the six-month period ended December 31 of the previous year) and September (for the six-month period ended June 30 of the current year) of each year. We do not declare dividends on a quarterly basis.

(3)	See Note 38 to our audited consolidated financial statements included in our annual report on Form 20-F for 2015 for reconciliations to U.S. GAAP.

Balance sheet data

	Grupo Aval
	At December 31,
	2013	2012
	(In Ps billions, except per share data)
Colombian Banking GAAP
Assets:
Total cash and cash equivalents	16,096.6	13,398.9
Total investment securities, net	27,298.6	23,295.8
Total loans and financial leases, net	93,440.8	77,483.8
Total interest accrued on loans and financial leases, net	735.2	716.0
Bankers’ acceptances, spot transactions and derivatives	411.9	454.3
Accounts receivable, net	1,765.6	1,800.9
Property, plant and equipment, net	2,044.8	1,794.9
Operating leases, net	439.2	375.7
Foreclosed assets, net	109.2	92.0
Prepaid expenses and deferred charges	2,239.7	1,961.7
Goodwill, net(2)	4,968.0	2,842.5
Other assets, net	1,323.9	1,128.6
Reappraisal of assets	3,413.7	2,317.8
Total assets	154,287.4	127,663.0

Liabilities:
Total deposits	101,190.4	81,463.3
Bankers’ acceptances and derivatives financial instruments	447.3	410.0
Interbank borrowings and overnight funds	5,123.6	5,156.5
Borrowings from banks and others	11,954.1	10,380.9
Accounts payable	2,867.7	3,005.3
Accrued interest payable	509.2	474.8
Other liabilities	2,221.7	1,700.6
Long-term debt (bonds)	11,179.7	9,769.0

	Grupo Aval
	At December 31,
	2013	2012
	(In Ps billions, except per share data)
Estimated liabilities	593.3	811.7
Non-controlling interest	6,472.2	5,407.7
Total liabilities	142,559.2	118,579.9

Shareholders’ equity:
Subscribed and paid-in capital:
Common shares	20.2	18.6
Additional paid-in capital	5,784.5	3,671.7
Retained earnings:
Appropriated	3,574.8	2,911.3
Unappropriated	765.6	804.9
Equity surplus:
Equity inflation adjustments	652.2	654.6
Unrealized gains (losses) on investment securities available for sale	(523.6)	78.2
Reappraisal of assets	1,454.5	943.8
Total shareholders’ equity(1)	11,728.2	9,083.1
Total liabilities and shareholders’ equity	154,287.4	127,663.0

U.S. GAAP(2)
Loans	93,924.4	78,333.3
Financial leases	8,103.4	7,650.7
Total loans and financial leases	102,027.8	85,984.0
Allowance for loans, lease losses and other receivables losses	(2,615.7)	(2,350.4)
Total loans and financial leases, net	99,412.0	83,633.6
Controlling interest shareholders’ equity under U.S. GAAP	9,536.5	7,426.2
Controlling interest shareholders’ equity under U.S. GAAP per 1,000 shares (U.S. dollars and Ps)	512,510.6	400,297.5

(1)	Goodwill attributable to Grupo Aval’s shareholders was Ps 3,617.4 billion and Ps 1,943.4 billion at December 31, 2013 and 2012, respectively. Our attributable tangible equity (calculated as total shareholders’ equity minus goodwill attributable to Grupo Aval) was Ps 8,110.8 billion and Ps 7,139.7 billion at December 31, 2013 and 2012, respectively.

(2)	See Note 38 to our audited consolidated financial statements included in our annual report on Form 20-F for 2015 for reconciliations to U.S. GAAP.

Other financial and operating data

	Grupo Aval
	At and for the year ended December 31,
Colombian Banking GAAP	2013	2012
	(in percentages, unless otherwise indicated)
Profitability ratios:
Net interest margin(1)	6.2	6.5
ROAA(2)	1.9	2.0
ROAE(3)	17.1	17.7
Efficiency ratio:
Operating expenses before depreciation and amortization / total operating income before net provisions	50.4	51.3
Capital ratios:

	Grupo Aval
	At and for the year ended December 31,
Colombian Banking GAAP	2013	2012
	(in percentages, unless otherwise indicated)
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.8	11.4
Tangible equity ratio(4)	8.9	9.3
Credit quality data:
Non-performing loans as a percentage of total loans(5)	1.8	1.6
Delinquency ratio loans past due more than 30 days	2.4	2.3
“C,” “D” and “E” loans as a percentage of total loans	3.5	3.3
Allowance for loans as a percentage of non-performing loans	179.3	194.3
Allowance for loans as a percentage of past due loans	133.3	139.2
Allowance for loans as a percentage of “C,” “D” and “E” loans	90.4	95.6
Allowance for loans as a percentage of total loans	3.2	3.2
Operational data (in units):
Number of customers of the banks(6)	11,661,279	10,345,695
Number of employees	66,865	59,406
Number of branches(7)	1,721	1,545
Number of ATMs(7)	5,179	4,328

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.

(2)	For the years ended December 31, ROAA is calculated as income before non-controlling interest divided by average assets (the sum of total assets at December 31 of the fiscal year and total assets at December 31 of the previous fiscal year, divided by two).

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
Investment securities(1)
Domestic
Peso-denominated	19,343.8	1,077.0	5.6%	16,559.8	1,145.6	6.9%
Foreign currency-denominated	2,310.9	62.0	2.7%	3,101.4	87.4	2.8%
Total domestic	21,654.7	1,139.0	5.3%	19,661.2	1,233.0	6.3%
Foreign	3,319.9	167.9	5.1%	1,802.1	66.0	3.7%
Total	24,974.6	1,306.9	5.2%	21,463.3	1,299.0	6.1%
Loans and financial leases(2)
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
Total non-interest-earning assets
Domestic

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
Interbank borrowings and overnight funds(4)
Domestic
Peso-denominated	5,263.0	146.1	2.8%	4,878.1	219.5	4.5%
Foreign currency-denominated	254.3	10.8	4.3%	302.9	2.9	1.0%
Total domestic	5,517.2	157.0	2.8%	5,181.0	222.4	4.3%
Foreign	71.2	3.8	5.4%	88.7	5.9	6.7%
Total	5,588.4	160.8	2.9%	5,269.7	228.3	4.3%
Borrowings from banks and others(5)
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
Loans and financial leases(1)
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

	For the year ended December 31,
	2013	2012
	(in Ps billions, except percentages)
Interbank and overnight funds
Domestic
Peso-denominated	1,347.8	1,451.4
Foreign currency-denominated	661.3	839.0
Total Domestic	2,009.2	2,290.4
Foreign	770.5	801.8
Total	2,779.7	3,092.3
Investment securities
Domestic
Peso-denominated	19,343.8	16,559.8
Foreign currency-denominated	2,310.9	3,101.4
Total Domestic	21,654.7	19,661.2
Foreign	3,319.9	1,802.1

	For the year ended December 31,
	2013	2012
	(in Ps billions, except percentages)
Total	24,974.6	21,463.3
Loans and financial leases(1)
Domestic
Peso-denominated	63,179.1	56,742.4
Foreign currency-denominated	6,433.3	4,850.8
Total Domestic	69,612.5	61,593.2
Foreign	14,337.7	11,465.8
Total	83,950.2	73,059.0
Other interest-earning assets
Domestic
Peso-denominated	–	–
Foreign currency-denominated	–	–
Total Domestic	–	–
Foreign	–	–
Total	–	–
Total average interest-earning assets
Domestic
Peso-denominated	83,870.7	74,753.6
Foreign currency-denominated	9,405.6	8,791.2
Total Domestic	93,276.3	83,544.8
Foreign	18,428.1	14,069.7
Total	111,704.4	97,614.5
Net interest earned(2)
Domestic
Peso-denominated	5,605.9	5,163.3
Foreign currency-denominated	(69.4)	(0.2)
Total Domestic	5,536.5	5,163.0
Foreign	1,444.5	1,147.3
Total	6,981.0	6,310.3
Average yield on interest-earning assets
Domestic
Peso-denominated	10.1%	11.2%
Foreign currency-denominated	3.1%	3.1%
Total Domestic	9.4%	10.3%
Foreign	10.8%	11.2%
Total	9.7%	10.5%
Net interest margin(3)
Domestic
Peso-denominated	6.7%	6.9%
Foreign currency-denominated	(0.7)%	–
Total Domestic	5.9%	6.2%
Foreign	7.8%	8.2%
Total	6.2%	6.5%
Interest spread on loans and financial leases(4)
Domestic
Peso-denominated	7.6%	7.2%
Foreign currency-denominated	(0.2)%	1.0%
Total Domestic	6.9%	6.9%
Foreign	9.5%	10.1%
Total	7.3%	7.4%

	For the year ended December 31,
	2013	2012
	(in Ps billions, except percentages)
Interest spread on total interest-earning assets(5)
Domestic
Peso-denominated	6.1%	6.0%
Foreign currency-denominated	0.1%	0.5%
Total Domestic	5.6%	5.5%
Foreign	7.8%	8.3%
Total	5.9%	6.0%

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(2)	Net interest earned is calculated as interest income less interest paid and includes accrued interest, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on trading securities portfolio.

(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, determined based on monthly ending balances during the applicable period.

(4)	Interest spread on loans and financial leases is calculated as the difference between the average yield on interest-earning loans and financial leases and the average rate paid on interest-bearing liabilities.

(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

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

	At December 31,
	2013	2012
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government(1)	13,525.5	10,930.9
Securities issued or secured by the Colombian Central Bank	–	–
Securities issued or secured by other Colombian government entities	2,650.8	2,408.4
Securities issued or secured by other financial entities(2)	555.2	387.1
Other securities(3)	265.9	442.7
Total peso-denominated	16,997.4	14,169.0
Foreign currency-denominated
Securities issued or secured by the Colombian government(1)	718.5	537.4
Securities issued or secured by other Colombian government entities	252.6	221.7
Securities issued by foreign governments	1,327.7	1,069.9
Securities issued or secured by other financial entities(2)	3,085.5	2,425.9
Other securities(3)	1,190.3	1,290.1
Total foreign currency-denominated	6,574.7	5,545.0

Total debt securities, net	23,572.1	19,714.0

Equity securities, net	3,726.5	3,581.8

Total investment securities, net	27,298.6	23,295.8

(1)	Includes Colombian government-issued treasuries (Títulos de Tesorería), or “TESs.”

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At December 31, 2013 and 2012, we held securities issued by foreign governments and in the principal amounts, as follows.

At December 31,	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)
2013
	Brazil	23.3	12,090
	Costa Rica	450.5	233,788
	Mexico	24.0	12,464
	Panama	141.0	73,161
	United States of America	40.9	21,223
	El Salvador	115.4	59,893
	Chile	–	–
	Guatemala	291.8	151,418
	Barbados	4.3	2,246
	Nicaragua	1.9	991
	Perú	19.8	10,257
	Honduras	214.9	111,553
	Total 2013	1,327.8	689,085

2012
	Brazil	20.4	11,525
	Costa Rica	572.2	323,600
	Mexico	9.4	5,307
	Panama	204.4	115,613
	United States of America	14.7	8,334
	El Salvador	47.8	27,046
	Chile	9.6	5,439
	Guatemala	61.7	34,897
	Nicaragua	1.8	1,024
	Honduras	127.9	72,305
	Total 2012	1,069.9	605,090

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit, financial leases and mortgage loans for the periods indicated.

	At December 31,
	2013	2012
	(in Ps billions)
Domestic
Commercial
General purpose loans(1)	35,442.9	29,971.2
Loans funded by development banks	1,658.4	1,661.9
Working capital loans	8,773.8	9,149.6
Credit cards	315.3	242.6
Overdrafts	152.9	194.9
Total commercial	46,343.3	41,220.2

Consumer
Credit cards	2,983.3	2,289.7
Personal loans	15,357.2	14,202.8
Automobile and vehicle loans	2,133.2	1,935.3
Overdrafts	44.9	53.6
Loans funded by development banks	0.2	0.2
General purpose loans	151.6	157.9
Working capital loans	–	1.4
Total consumer	20,670.5	18,640.8

Microcosmic	341.9	290.9
Mortgages	1,879.9	1,073.3
Financial leases	6,624.1	6,223.9
Total domestic	75,859.7	67,449.2

Foreign
Commercial
General purpose loans(1)	4,090.0	2,285.6
Loans funded by development banks	–	–
Working capital loans	4,227.5	1,959.3
Credit cards	–	–
Overdrafts	194.8	49.1
Total commercial	8,512.3	4,294.0

Consumer
Credit cards	3,814.6	3,066.8
Personal loans	2,165.9	757.3
Automobile and vehicle loans	1,123.9	892.8
Overdrafts	26.4	22.4
Loans funded by development banks	–	–
General purpose loans	–	–
Working capital loans	–	–
Total consumer	7,130.8	4,739.4

Microcredit	–	–
Mortgages	4,640.2	3,275.0
Financial leases	370.8	271.8
Total foreign	20,654.2	12,580.2
Total portfolio	96,513.8	80,029.4
Allowance for loan portfolio	(3,073.0)	(2,545.6)
Total portfolio, net	93,440.8	77,483.8

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

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

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Domestic
Performing past due loans:(1)
Commercial loans past due from 31 to 90 days	125.7	7.1	128.1	8.4
Consumer loans past due from 31 to 60 days	234.7	13.3	233.0	15.3
Microcredit loans past due up to 30 days	0.3	–	0.4	–
Mortgage loans past due from 31 to 60 days	20.3	1.2	18.5	1.2
Financial leases past due from 31 to 60/90 days(2)	58.1	3.3	63.0	4.1
Total domestic performing past due loan portfolio	439.1	24.9	443.0	29.0

Non-performing past due loans:
Commercial loans past due more than 90 days	500.0	28.3	410.9	26.9
Consumer loans past due more than 60 days	641.8	36.4	511.2	33.5
Microcredit loans past due more than 30 days	32.2	1.8	32.2	2.1
Mortgage loans past due more than 60 days	41.0	2.3	45.2	3.0
Financial leases past due more than 60/90 days	110.6	6.3	85.2	5.6
Total domestic non-performing past due loan portfolio	1,325.6	75.1	1,084.6	71.0

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Total domestic past due loan portfolio	1,764.7	100.0	1,527.5	100.0

Total non-performing past due loan portfolio	1,325.6	–	1,084.6	–
Foreclosed assets	189.9	–	190.9	–
Other accounts receivable more than 180 days past due	40.0	–	33.2	–
Total domestic non-performing assets	1,555.5	–	1,308.7	–

Allowance for loan and financial lease losses	2,653.0	–	2,332.8	–
Allowance for estimated losses on foreclosed assets	128.2	–	120.9	–
Allowance for accounts receivable and accrued interest losses	84.4	–	77.2	–

Loans and financial leases at least 31 days past due as a percentage of total loans	2.3%	–	2.3%	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	150.3%	–	152.7%	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	108.7%	–	110.6%	–
Percentage of performing loans and financial leases to total loans and financial leases	98.3%	–	98.4%	–

Foreign
Performing past due loans:(1)
Commercial loans past due from 31 days to 90 days	47.9	8.9	22.6	7.5
Consumer loans past due loans from 31 days to 60 days	102.8	19.0	51.4	17.1
Microcredit loans past due up to 30 days	–	–	–	–
Mortgage loans past due from 31 days to 60 days	–	–	–	–
Financial leases past due from 31 days to 60/90 days(2)	1.4	0.3	0.8	0.3
Total foreign performing past due loan portfolio	152.1	28.1	74.9	24.9

Non-performing past due loans:
Commercial loans past due more than 90 days	44.0	8.2	51.3	17.1
Consumer loans past due more than 60 days	174.8	32.4	93.9	31.2
Microcredit loans past due more than 30 days	–	–	–	–
Mortgage loans past due more than 60 days	168.6	31.2	80.2	26.6
Financial leases past due more than 60/90 days	0.8	0.1	0.6	0.2
Total foreign non-performing past due loan portfolio	388.2	71.9	225.9	75.1

Total foreign past due loan portfolio	540.3	100.0	300.8	100.0

Total non-performing past due loan portfolio	388.2	–	225.9	–
Foreclosed assets	88.1	–	43.2	–
Other accounts receivable more than 180 days past due	–	–	–	–
Total foreign non-performing assets	476.3	–	269.1	–

Allowance for loan and financial lease losses	420.1	–	212.7	–
Allowance for estimated losses on foreclosed assets	40.5	–	21.2	–
Allowance for accounts receivable and accrued interest losses	–	–	–	–
Loans and financial leases at least 31 days past due as a percentage of total loans	2.6%	–	2.4%	–

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	77.8%	–	70.7%	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	43.9%	–	38.4%	–
Percentage of performing loans and financial leases to total loans and financial leases	98.1%	–	98.2%	–

(1)	Performing past due loans are loans upon which interest has not been received for the periods indicated; however, we continue to recognize income. Once interest is unpaid on accrual loans for greater than the amount of days specified in the respective line item above, the loan is classified as non-performing.

(2)	Includes commercial and consumer financial leases.

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

Unsecured(1)
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

Movements in allowances for credit losses

Allowance for loan and financial lease losses

The following tables present the changes in the allowance for loan and financial lease losses during the periods indicated.

	Year ended December 31,
	2013	2012
	(in Ps billions)
Domestic
Balance at beginning of period	2,332.8	2,093.0
Increase in allowance through business combinations	–	11.6
Allowance for financial leasing reclassification	–	–
Provisions for loan losses	2,544.8	2,092.9
Charge-offs	(755.1)	(586.4)
Effect of difference in exchange rate	1.5	(1.2)
Reclassification – securitization	(0.3)	(1.0)
Reversals of provisions	(1,470.8)	(1,276.1)
Balance at end of year (domestic)	2,653.0	2,332.8

	Year ended December 31,
	2013	2012
	(in Ps billions)
Foreign
Balance at beginning of period	212.7	213.5
Increase in allowance through business combinations(1)	120.1	–
Allowance for financial leasing reclassification	–	–
Provisions for loan losses	255.3	170.7
Charge-offs	(175.1)	(126.7)
Effect of difference in exchange rate	22.7	(20.6)
Reclassification – securitization	–	–
Reversals of provisions	(15.6)	(24.1)
Balance at end of year (foreign)	420.1	212.7
Balance at end of year total(2)	3,073.0	2,545.6

(1)	In 2013 it reflects the Central American Acquisitions by Banco de Bogotá of (i) a 98.92% equity interest in Banco BAC de Panamá on December 19, 2013 through its subsidiary LB Panamá and (ii) 100.00% equity interest in Grupo Financiero Reformador de Guatemala on December 23, 2013 through its indirect subsidiary Credomatic International Corporation (a subsidiary of LB Panamá).

(2)	The allowance balance for accrued interest receivable, which is not included in this item, amounted to Ps 84.4 billion and Ps 77.2 billion for the years ended December 31, 2013 and 2012, respectively.

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At December 31,
	2013	2012
	(in Ps billions)
Domestic
Commercial	1,218.9	1,100.6
Consumer	1,154.1	991.2
Microcredit	24.1	21.6
Mortgages	24.7	18.9
Financial leases	209.7	187.7
General(1)	21.5	12.7
Total domestic	2,653.0	2,332.8
Foreign
Commercial	136.9	64.4
Consumer	248.8	133.7
Microcredit	–	–
Mortgages	31.9	12.9
Financial leases	2.5	1.8
General(1)	–	–
Total foreign	420.1	212.7
Total allowance for loan and financial lease losses	3,073.0	2,545.6

(1)	Our banking subsidiaries adopted the Commercial Reference Model (July 2007) and the Consumer Reference Model (July 2008) issued by the Superintendency of Finance. Notwithstanding the elimination of the general allowance for loan losses dictated by these models, this did not result in a decrease in the total amount of allowances, as allowances for individual loans increased.

The following table presents the allocation of our allowance for loans and financial lease losses by type of loan.

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	932.4	30.3	840.0	33.0
Loans funded by development banks	56.6	1.8	50.4	2.0
Working capital loans	196.4	6.4	182.9	7.2
Credit cards	23.0	0.7	16.7	0.7
Overdrafts	10.6	0.3	10.6	0.4
Total commercial	1,218.9	39.7	1,100.6	43.2
Consumer
Credit cards	193.7	6.3	148.0	5.8
Personal loans	844.7	27.5	741.1	29.1
Automobile and vehicle loans	100.2	3.3	85.8	3.4
Overdrafts	5.1	0.2	5.2	0.2

	At December 31,
	2013	%	2012	%
	(in Ps billions, except percentages)
Loans funded by development banks	0.1	–	0.1	–
General purpose loans	10.3	0.3	11.0	0.4
Working capital loans	–	–	0.1	–
Total consumer	1,154.1	37.6	991.2	38.9
Microcredit	24.1	0.8	21.6	0.8
Mortgages	24.7	0.8	18.9	0.7
Financial leases	209.7	6.8	187.7	7.4
General	21.5	0.7	12.7	0.5
Total domestic	2,653.0	86.3	2,332.8	91.6
Foreign
Commercial
General purpose loans	75.8	2.5	47.9	1.9
Loans funded by development banks	–	–	–	–
Working capital loans	56.4	1.8	14.4	0.6
Credit cards	–	–	–	–
Overdrafts	4.7	0.2	2.0	0.1
Total commercial	136.9	4.5	64.4	2.5
Consumer
Credit cards	166.0	5.4	117.9	4.6
Personal loans	72.0	2.3	8.0	0.3
Automobile and vehicle loans	7.5	0.2	3.8	0.1
Overdrafts	3.4	0.1	4.0	0.2
Loans funded by development banks	–	–	–	–
General purpose loans	–	–	–	–
Working capital loans	–	–	–	–
Total consumer	248.8	8.1	133.7	5.3
Microcredit	–	–	–	–
Mortgages	31.9	1.0	12.9	0.5
Financial leases	2.5	0.1	1.8	0.1
General	–	–	–	–
Total foreign	420.1	13.7	212.7	8.4
Total allowance for loan and financial lease losses	3,073.0	100.0	2,545.6	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the years indicated.

	Year ended December 31,
	2013	2012
	(in Ps billions)
Domestic
Commercial and consumer
General purpose loans	93.8	106.4
Loans funded by development banks	6.5	4.6
Working capital loans	18.8	5.1
Credit cards	153.6	108.7
Personal loans	389.9	283.4
Automobile and vehicle loans	47.3	36.0
Overdrafts	6.4	7.6
Total commercial and consumer	716.3	551.6
Microcredit	20.0	12.6
Mortgages and other	0.1	0.4

	Year ended December 31,
	2013	2012
	(in Ps billions)
Financial leases	18.8	21.7
Total domestic	755.1	586.4
Foreign
Commercial and consumer
General purpose loans	0.8	6.3
Loans funded by development banks	–	–
Working capital loans	0.5	2.5
Credit cards	146.6	97.9
Personal loans	12.7	6.2
Automobile and vehicle loans	2.4	1.9
Overdrafts	7.6	5.0
Total commercial and consumer	170.7	119.9
Microcredit	–	–
Mortgages and other	4.5	5.5
Financial leases	(0.1)	1.3
Total foreign	175.1	126.7

Total charge-offs	930.2	713.2

The ratio of charge-offs to average outstanding loans for the periods indicated was as follows.

	Year ended December 31,
	2013	2012
	(in percentages)
Ratio of charge-offs to average outstanding loans	1.1%	1.0%

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

	At December 31,
	2013	2012
	(in Ps billions)
Loans
Commercial
Costa Rica	1,412.9	1,081.9
El Salvador	717.7	540.7
Guatemala	2,294.5	466.4
Honduras	1,154.5	910.3
Nicaragua	956.8	778.3
Panama	714.1	545.0
Consumer
Costa Rica	569.4	457.9
El Salvador	285.8	210.8
Guatemala	261.4	99.6
Honduras	211.4	134.1
Nicaragua	320.1	172.3
Panama	769.3	597.9
Financial Leases

	At December 31,
	2013	2012
	(in Ps billions)
Costa Rica	288.9	222.3
El Salvador	13.3	13.7
Guatemala	6.4	0.1
Honduras	1.2	0.7
Nicaragua	4.6	2.4
Panama	49.6	32.7
Mortgages
Costa Rica	1,654.8	1,280.0
El Salvador	510.4	468.1
Guatemala	686.9	461.3
Honduras	447.6	436.6
Nicaragua	211.4	170.2
Panama	535.8	458.9
Credit Cards
Costa Rica	1,304.9	990.3
El Salvador	548.8	427.0
Guatemala	608.3	440.7
Honduras	495.3	464.2
Nicaragua	190.0	208.1
Panama	516.9	418.9
Unearned Income
Costa Rica	–	–
El Salvador	–	–
Guatemala	–	–
Honduras	–	–
Nicaragua	–	–
Panama	–	–
Total per country
Costa Rica	5,230.9	4,032.5
El Salvador	2,076.1	1,660.2
Guatemala	3,857.5	1,468.2
Honduras	2,310.1	1,946.0
Nicaragua	1,683.0	1,331.2
Panama	2,585.8	2,053.3
Investments
Australia	0.6	3.9
Brazil	890.8	498.5
British Virgin Islands	–	46.9
Barbados	4.3	–
Canada	9.0	2.2
Cayman Islands	53.2	383.1
Chile	345.6	322.9
Costa Rica	755.1	712.8
El Salvador	117.9	59.1
France	1.3	5.3
Germany	24.0	10.5
Guatemala	462.5	218.8
Honduras	261.9	374.8
Ireland	2.0	–
Luxembourg	1.2	–
Mexico	132.3	116.6
Netherlands	–	23.2
Nicaragua	4.8	11.3
Panama	333.0	393.8

	At December 31,
	2013	2012
	(in Ps billions)
Peru	483.2	287.0
Spain	12.1	5.3
United Kingdom	15.7	10.7
United States of America	749.0	497.3
BAC San José Liquid Fund (BAC San José Fondo líquido – Riesgo País Mixto)	27.4	5.0
Multilateral – Bank Information Center (Centro de información sobre la banca)	–	–
Inversiones Bursatiles Credom. Riesgo País Mixto	1.9	–
Multilateral – Bladex (Foreign Trade Bank of Latin America)	78.8	–
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	2.0	3.7
Multilateral – Central American Bank for Economic Integration	39.2	56.4
Multilateral – Latin America Reserve Fund (Fondo Latinoamericano de Reservas)	–	–
Total investments	4,808.8	4,142.3

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at December 31, 2013 and 2012.

	At December 31,
	2013	2012
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	4,344.7	3,809.5
Time deposits	23,308.2	21,868.2
Savings deposits	38,536.2	30,976.5
Total	66,189.1	56,654.1
Non-interest-bearing deposits:
Checking accounts	12,907.7	11,011.1
Other deposits(1)	895.4	730.0
Total	13,803.1	11,741.1
Total domestic deposits	79,992.2	68,395.2

	At December 31,
	2013	2012
	(in Ps billions)
Foreign
Interest-bearing deposits:
Checking accounts	5,983.4	4,440.1
Time deposits	9,431.1	4,996.8
Savings deposits	3,943.4	2,569.5
Total	19,357.8	12,006.4
Non-interest-bearing deposits:
Checking accounts	1,647.9	841.7
Other deposits(1)	192.5	220.0
Total	1,840.4	1,061.7
Total foreign deposits	21,198.2	13,068.1
Total deposits	101,190.4	81,463.3

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At December 31,
	2013	2012
	(in percentages)
ROAA: Return on average assets(1)	1.9	2.0
ROAE: Return on average shareholders’ equity(2)	17.1	17.7
Average shareholders’ equity as a percentage of average total assets	6.9	7.3
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.8	11.4
Dividend payout ratio(3)	64.7	59.8

Source: Company calculations based on Grupo Aval data.

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	Dividend payout ratio (dividends declared on both common and preferred shares, divided by net income).

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At December 31,
	2013		2012
	Amount	Nominal rate	Amount	Nominal rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	5,123.6	–	5,156.5	–
Average during period	5,588.4	2.9%	5,269.7	4.3%
Maximum amount of borrowing at any month-end	7,004.7	–	8,323.7	–
Interest paid during the period	160.8	–	228.3	–
A-28

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ Luis Carlos Sarmiento Gutiérrez
	Name:	Luis Carlos Sarmiento Gutiérrez
	Title:	President

Date: April 27, 2018