Form 20-F
period 2018-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2019-04-26
CIK 1504764

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001‑36631

GRUPO AVAL ACCIONES Y VALORES S.A.

(Exact name of Registrant as specified in its charter)

Republic of Colombia

(Jurisdiction of incorporation)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive offices)

Jorge Adrián Rincón

Chief Legal Counsel

Grupo Aval Acciones y Valores S.A.

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

Phone: (+57 1) 241‑9700

E-mail: jrincon@grupoaval.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Nicholas A. Kronfeld, Esq.

Yasin Keshvargar, Esq.

 Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Phone: (212) 450‑4000

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

Preferred shares: 7,116,458,666

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act:

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

☐ Yes   ☒ No

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso,” “pesos,” or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars”, “dollars” or “U.S.$” are to United States dollars. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S.  dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of  Ps 3,249.75 per U.S.$1.00, which was the representative market rate published on December 31, 2018. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 17, 2019, the representative market rate was Ps 3,160.48 per U.S. $1.00.

Definitions

In this annual report, unless otherwise indicated or the context otherwise requires, the terms:

•	“Grupo Aval”, “we”, “us”, “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;
•	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., and their respective consolidated subsidiaries;
•	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;
•	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;
•	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;
•	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;
•	“BAC Credomatic” or “BAC” means BAC Credomatic Inc. and its consolidated subsidiaries;
•	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;
•	“LB Panamá” means Leasing Bogotá S.A., Panamá and its consolidated subsidiaries;
•	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary; and
•

“Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a supervisory authority ascribed to the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), or the “Ministry of Finance”, holding the inspection, supervision and control authority over the persons or entities involved in financial activities, securities markets, insurance and any other operations related to the management, use or investment of resources collected from the public, as well as inspection and supervision authority over the holding companies of financial conglomerates in Colombia.

In this annual report, references to “beneficial ownership” are calculated pursuant to the definition ascribed by the U.S. Securities and Exchange Commission, or the “SEC”, of beneficial ownership for foreign private issuers contained in Form 20‑F. Form 20‑F defines the term “beneficial owner” of securities as referring to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person is also considered to be the “beneficial owner” of securities when such person has the right to acquire within 60 days pursuant to an option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity.

Financial statements

We are a financial holding company and an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Emisores y Valores), and in this capacity, we are subject to inspection and surveillance by the Superintendency of Finance and required to comply with corporate governance and periodic reporting requirements to which all financial holdings and issuers are subject. We are not a financial institution in Colombia and we are not supervised or regulated as a financial institution. Since February 6, 2019, we are subject to the inspection and surveillance of the Superintendency of Finance as the financial holding company of the Aval Financial Conglomerate and we will be required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”. All of our Colombian financial subsidiaries, including Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, and their respective financial subsidiaries, are entities under the direct comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance and, in the case of BAC Credomatic, subject to inspection and surveillance as a financial institution by the relevant regulatory authorities in each country where BAC Credomatic operates.

Our consolidated financial statements at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017, and 2016 have been audited, as stated in the report appearing therein, by KPMG, and are included in this annual report and referred to as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the audited consolidated financial statements included herein in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our consolidated financial statements for previous years were also audited by KPMG and have been presented in our annual reports.

For comparative purposes, and after the application of IFRS 9, Grupo Aval changed the presentation of financial instruments in the consolidated statement of financial position reported as of December 31, 2017. In addition, Grupo Aval changed the presentation of revenue from contracts with customers within the consolidated statements of income reported as of December 31, 2017 and 2016. For more information on these changes, see “Note 2.23. Basis of preparation of the consolidated financial statements and summary of significant accounting policies — Changes in presentation”. In that sense, presentation of the financial data for the years 2015 and 2014 reported under “Item 3. Key information – A. Selected financial data” was adjusted.

On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held a 38.3% equity interest in Corficolombiana, controlled Corficolombiana. The amendment did not involve any modification in the equity interest held by these entities in Corficolombiana. As a result of the amended Corficolombiana Shareholders’ Agreement, Corficolombiana’s results are presented herein as a direct operating segment of Grupo Aval and are no longer included in the Banco de Bogotá segment.

Prior to January 1, 2018, we and our Colombian subsidiaries, prepared consolidated financial statements for publication in Colombia under IFRS as adopted by the Superintendency of Finance in accordance with Decree 1851 of 2013 and 3023 of 2013 as modified by Decrees 2420 and 2496 of 2015, 2131 of 2016, 2170 of 2017 and 2483 of 2018 (which we refer to as “Colombian IFRS”). Colombian IFRS differs from IFRS as issued by the IASB in certain material respects. Starting on January 1, 2018, consolidated financial statements for publication in Colombia do not differ from the consolidated financial statements prepared under IFRS as issued by the IASB. Nonetheless, local separate financial statements are still prepared and published under Colombian IFRS in Colombia.

Separate financial statements under Colombian IFRS are based on IFRS issued by the IASB in Spanish as of December 31, 2016, and requirements pursuant to certain Colombian regulations. As a result, rules subsequently issued by the IASB are not applicable under Colombian IFRS. Our separate financial statements for local purposes, differ in the following principal aspects:

•

Wealth tax, created by the Colombian congress in 2014 and to be paid by companies during 2015, 2016 and 2017, calculated based on the value of their shareholder’s equity can be recorded against equity reserves. However, under IFRS, according to IFRIC 21, wealth tax liabilities must be recorded against the statement of income.

•

Allowances for loan losses are calculated based on specific rules of the Financial and Accounting Basic Circular (Circular Básica Contable y Financiera) issued by the Superintendency of Finance (which is applied in the local separate financial statements), whereas under IFRS, allowances for loan losses were calculated according to the criteria set forth in IAS 39 and recorded in the statement of income until December 31, 2017 and under IFRS 9 beginning on January 1, 2018.

•

Financial instruments under Colombian IFRS are classified and measured under specific rules of the Financial and Accounting Basic Circular, whereas under IFRS, financial instruments were classified and measured according to the criteria set forth in IAS 39 until December 31, 2017 and under IFRS 9 beginning on January 1, 2018 (with the exception of hedge accounting which is still treated under guidelines set forth in IAS 39).

Ratios and Measures of Financial Performance

We have included in this annual report ratios and measures of financial performance such as return on average assets, or “ROAA”, and return on average equity, or “ROAE”.

These measures should not be construed as an alternative to IFRS measures and should not be compared to similarly titled measures reported by other companies, which may evaluate such measures differently from how we do. For ratios and measures of financial performance, see “Item 3. Key information—A. Selected financial and operating data— Ratios and Measures of Financial Performance”.

Market share and other information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications. We have presented this data on the basis of information from third-party sources that we believe are reliable, including, among others, the International Monetary Fund, or “IMF”, the Superintendency of Finance, the Colombian Stock Exchange, the Colombian National Bureau of Statistics (Departamento Administrativo Nacional de Estadística), or “DANE”, the Economist Intelligence Unit and Euromonitor International. Industry and government publications, including those referenced herein, generally state that the information presented has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Unless otherwise indicated, gross domestic product, or “GDP”, figures with respect to Colombia in this annual report are based on the 2015 base year data series published by DANE. Although we have no reason to believe that any of this information or these reports is inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. We do not make any representation or warranty as to the accuracy of such information.

Our consolidated statement of financial position and statement of income for the periods commencing on or after January 1, 2014, reflect information prepared under IFRS, while comparative disclosures of our financial and operating performance and that of our competitors are based on separate information prepared under Colombian IFRS as reported to the Superintendency of Finance. We, our banking subsidiaries, Corficolombiana and Porvenir also report separate financial data to the Superintendency of Finance under Colombian IFRS. Unless otherwise indicated or the context otherwise requires, market share and other data comparing our performance to that of our competitors reflects the separate results of our banking subsidiaries, Corficolombiana, Porvenir and BAC Credomatic. “Grupo Aval aggregate” data throughout this annual report reflects the sum of the separate financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas) as reported to the Superintendency of Finance under Colombian IFRS, and it is used for purposes of comparing our performance against that of our peer banks. These separate financial statements under Colombian IFRS do not reflect the consolidation of subsidiaries such as Corficolombiana, Porvenir or LB Panamá, are not intended to reflect the consolidated financial results of Grupo Aval and are not necessarily indicative of the results for any other future period. Except where otherwise indicated, financial and market share data pertaining to BAC Credomatic and its competitors has been presented in accordance with IFRS and is based on publicly available information filed with regulators. All information regarding our market share and other comparative ratios and measures of financial performance to those of our competitors is presented on a separate basis under Colombian IFRS, in the case of our Colombian banking subsidiaries, Corficolombiana and Porvenir, and it is based on publicly available information filed with the Superintendency of Finance.

Throughout this document, unless otherwise noted, references to average consolidated statement of financial position for 2018, 2017, 2016 and 2015 have been calculated as follows: the average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year. For 2014, we calculated our average statement of financial position based on balances at December 31, 2014 and at January 1, 2014.

Banks, merchant banks (corporaciones financieras) and financing companies (compañías de financiamiento comercial) are deemed credit institutions by the Superintendency of Finance and are the principal institutions authorized to accept deposits and make loans in Colombia. Banks undertake traditional deposit-taking and lending activities. Financing companies place funds in circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations. Merchant banks invest directly in the real economy and thus are the only credit institutions that may invest in non-financial sectors. Banks are permitted to invest in merchant banks. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”. In Colombia, we operate four banks, one merchant bank and one financing company, and our market share is determined by comparing our banks to other banks reporting their results to the Superintendency of Finance.

We consider our principal competitors in Colombia to be Bancolombia S.A., or “Bancolombia”, Banco Davivienda S.A., or “Davivienda”, and Banco Bilbao Vizcaya Argentaria Colombia S.A., or “BBVA Colombia”, which are the three leading banking groups in Colombia after Grupo Aval.

The principal competitors of Porvenir, our pension and severance fund administrator, include Administradora de Fondos de Pensiones y Cesantías Protección S.A., or “Protección”, Colfondos S.A. Pensiones y Cesantías, or “Colfondos”, and Old Mutual Administradora de Fondos de Pensiones y Cesantías S.A., or “Old Mutual,”. Corficolombiana, our merchant bank, is a merchant bank (corporación financiera), and its competitors include Banca de Inversión Bancolombia S.A., J.P. Morgan Corporación Financiera S.A., BNP Paribas Colombia Corporación Financiera S.A. and Corporación Financiera GNB Sudameris S.A.

Our principal competitors in Central America include Bancolombia, Banco General, Banco Industrial, Scotiabank, Banrural and G&T Continental.

We include certain ratios in this annual report which we believe provide investors with important information regarding our operations, such as return on average equity, or “ROAE”, return on average assets, or “ROAA”, net interest margin, or “NIM”, and operational efficiency and asset quality indicators, among others. Some of these ratios are also used in this annual report to compare us to our principal competitors.

Other conventions

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic summation of the figures that precede them. As such, percentage calculations presented may differ from those of rounded numbers. References to “billions” in this annual report are to 1,000,000,000s and to “trillions” are to 1,000,000,000,000s.

“Non-controlling interest” refers to the participation of minority shareholders in our subsidiaries, as applicable.

FORWARD-LOOKING STATEMENTS

Some of the matters discussed in this annual report concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 “Reform Act” including such statements contained in "Item 3. Key information-D. Risk factors”, "Item 5. Operating and financial review and prospects" and "Item 4. Information on the Company-B. Business overview”.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in Colombian, Central American, regional and international business and economic, political or other conditions;
•	developments affecting Colombian, Central American and international capital and financial markets;
•	government regulation and tax matters and developments affecting our company and industry;
•	declines in the oil and affiliated services sector in the Colombian and global economies;
•	increases in defaults by our customers;
•	increases in goodwill impairment losses, or other impairments;
•	decreases in deposits, customer loss or revenue loss;
•	increases in allowances for contingent liabilities;
•	our ability to sustain or improve our financial performance;
•	increases in inflation rates, particularly in Colombia and in jurisdictions in which we operate in Central America;
•	the level of penetration of financial products and credit in Colombia and Central America;
•	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;
•	decreases in the spread between investment yields and implied interest rates in annuities;
•	movements in exchange rates;
•	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;
•	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;
•	decreases in the level of capitalization of our subsidiaries;

•	changes in market values of Colombian and Central American securities, particularly Colombian government securities;
•	adverse legal or regulatory disputes or proceedings;
•	successful integration and future performance of acquired businesses or assets;
•	natural disasters and internal security issues affecting countries where we operate;
•	loss of any key member of our senior management; and
•	other risk factors as set forth under "Item 3. Key information-D. Risk factors" or “Item 5. Operating and financial review and prospects-D. Trend information”.

The words "believe”, "may”, "will”, "estimate”, "continue”, "anticipate”, "intend”, "expect", "should", "plan", "predict" and similar words are intended to identify estimates and forward-looking statements. All statements addressing our future operating performance, and statements addressing events and developments that we expect or anticipate will occur in the future, are forward-looking statements within the meaning of the Reform Act. Estimates and forward-looking statements are intended to be valid only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to the factors mentioned above, among others. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.          Offer statistics

Not applicable.

B.          Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.          Selected financial data

The following financial data of Grupo Aval at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements prepared in accordance with IFRS, included in this report. We have derived our selected statement of financial position data as of December 31, 2016, 2015, and 2014 and our consolidated statement of income data prepared in accordance with IFRS for the years ended December 31, 2015 and 2014 from our consolidated financial statements not included in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited annual consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and financial review and prospects” included in this annual report.

Statement of income

IFRS

	Grupo Aval
	For the years ended December 31,
	2018	2018	2017	2016	2015	2014
	(in U.S.$
	millions,
	unless
	otherwise
	indicated)(3)	(in Ps billions, except share and per share data)
Total interest income	5,648.6	18,356.6	18,741.8	17,547.0	14,075.6	11,421.8
Total interest expense	(2,303.2)	(7,484.8)	(8,227.7)	(8,392.4)	(5,751.5)	(4,498.7)
Net interest income	3,345.4	10,871.8	10,514.1	9,154.6	8,324.1	6,923.1
Impairment loss on loans and other accounts receivable	(1,277.0)	(4,150.0)	(4,119.3)	(3,004.2)	(2,127.7)	(1,697.5)
Impairment (loss) recovery on other financial assets	10.0	32.5	(0.1)	(70.4)	(6.2)	(11.5)
Recovery of charged-off financial assets	98.5	320.1	264.6	290.4	219.7	189.6
Net impairment loss on financial assets	(1,168.5)	(3,797.3)	(3,854.9)	(2,784.2)	(1,914.3)	(1,519.4)
Net income from commissions and fees	1,489.2	4,839.6	4,579.0	4,259.7	3,662.3	3,037.2
Net income (expense) from sales of goods and services	813.6	2,643.9	757.0	929.3	838.6	655.1
Net trading income	179.3	582.7	561.4	724.7	245.2	369.9
Other income(1)	481.4	1,564.5	1,361.7	1,857.1	1,703.8	1,613.9
Other expenses	(2,883.6)	(9,371.0)	(9,003.1)	(8,567.3)	(7,635.1)	(6,273.9)
Income before income tax expense	2,256.8	7,334.1	4,915.2	5,573.8	5,224.7	4,805.8
Income tax expense	(661.5)	(2,149.6)	(1,752.8)	(2,056.9)	(1,879.0)	(1,808.3)
Net income for the year	1,595.4	5,184.6	3,162.4	3,516.9	3,345.7	2,997.5
Net income for the year attributable to:
Owners of the parent	896.3	2,912.7	1,962.4	2,139.9	2,041.4	1,815.0
Non-controlling interest	699.1	2,271.9	1,200.0	1,377.1	1,304.3	1,182.5

Earnings per 1,000 shares (basic and diluted earnings):
Common shares (in pesos)		130,725.4	88,075.6	96,039.9	91,619.0	86,853.8
Common shares (in U.S. dollars)(2)		40.2
Earnings per 1,000 shares (basic and diluted earnings):
Preferred shares (in pesos)		130,725.4	88,075.6	96,039.9	91,619.0	86,853.8
Preferred shares (in U.S. dollars)(2)		40.2
Dividends per 1,000 shares(3):
Common and preferred shares (in pesos)		60,000.0	48,000.0	88,200.0	58,800.0	61,733.7
Common and preferred shares (in U.S. dollars)(2)		18.5

Weighted average number of shares:
Outstanding common shares in thousands		15,169,502.8	15,216,468.6	15,262,660.1	15,309,380.7	15,406,634.6
Outstanding preferred shares in thousands		7,111,514.4	7,064,548.6	7,018,357.0	6,971,636.5	5,490,721.7
Outstanding common and preferred shares in thousands		22,281,017.2	22,281,017.2	22,281,017.2	22,281,017.2	20,897,356.4

(1)

Includes net income from other financial instruments mandatory at fair value through profit or loss (Ps 205.8 billion in 2018) and net income from other financial instruments designated at fair value (Ps 209.9 billion in 2017, Ps 181.0 billion in 2016, Ps 153.1 billion in 2015 and Ps 172.9 billion in 2014).

(2)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2018 of Ps 3,249.75 per U.S.$1.00.
(3)

Until 2016, Grupo Aval declared dividends semi-annually in March (from the net income generated in the six-month period between July 1 and December 31 of the previous year) and in September (from the net income generated in the six-month period between January 1 and June 30 of the ongoing year) of each year. Since March 2017, the Company declares dividends on an annual basis (from the net income generated in the twelve-month period between January 1 and December 31 of the previous year). Dividends per 1,000 shares figures for 2016 include dividends declared in September 2016 from the net income generated in the six-month period ended June 30, 2016 and dividends declared in March 2017 from the net income generated in the six-month period ended December 31, 2016, to be paid in twelve equal installments between April 2017 and March 2018.

Statement of financial position

	Grupo Aval
	At December 31,
	2018	2018	2017	2016	2015	2014
	(in U.S.$
	millions,
	unless
	otherwise
	indicated)(1)	(in Ps billions, except share and per share data)
Assets:
Cash and cash equivalents	8,739.5	28,401.3	22,336.8	22,193.0	22,285.0	17,269.8
Trading assets	2,216.9	7,204.3	5,128.1	4,593.7	5,608.2	5,864.5
Investment securities	7,086.7	23,030.2	21,513.2	20,963.0	22,080.2	21,424.7
Hedging derivative assets	9.3	30.1	55.3	128.5	33.7	64.8
Total loans	51,907.3	168,685.7	160,754.3	150,898.7	141,827.7	114,400.7
Other accounts receivables, net	2,862.0	9,300.6	6,521.9	5,597.3	5,093.9	3,972.0
Non-current assets held for sale	57.5	186.7	101.4	259.5	199.5	211.2
Investments in associates and joint ventures	302.4	982.7	1,043.0	1,146.6	927.6	717.2
Tangible assets	2,027.4	6,588.5	6,654.0	6,559.5	6,514.0	5,886.7
Concession arrangement rights	1,696.9	5,514.5	3,114.2	2,805.3	2,390.7	1,842.7
Goodwill	2,252.0	7,318.6	6,901.1	6,824.9	7,056.0	5,867.2
Other intangible assets	318.1	1,033.9	848.7	735.0	612.9	388.1
Income tax assets	287.8	935.2	1,046.9	779.1	1,485.2	440.0
Other assets	142.4	462.9	519.8	589.4	564.7	492.5
Total assets	79,906.2	259,675.2	236,538.5	224,073.7	216,679.3	178,842.2

Liabilities:
Trading liabilities	249.7	811.3	298.7	640.7	1,143.2	1,183.1
Hedging derivatives liabilities	60.2	195.5	13.5	43.4	337.7	559.5
Customer deposits	50,576.0	164,359.5	154,885.2	143,887.1	135,954.6	113,528.5
Interbank borrowings and overnight funds	2,096.8	6,814.1	4,970.4	6,315.7	9,474.9	4,964.4
Borrowings from banks and others	6,342.3	20,610.8	18,205.3	17,906.6	18,750.6	13,685.8
Bonds issued	6,197.5	20,140.3	19,102.2	18,568.2	16,567.1	14,130.1
Borrowings from development entities	1,122.2	3,646.8	2,998.1	2,725.7	2,506.6	2,108.5
Provisions	214.0	695.3	692.6	620.4	600.2	744.7
Income tax liabilities	792.2	2,574.4	2,027.7	1,651.9	1,892.1	1,691.3
Employee benefits	389.2	1,264.9	1,238.2	1,097.6	1,022.3	975.7
Other liabilities	2,771.9	9,008.0	6,235.5	5,957.2	5,523.5	3,914.7
Total liabilities	70,811.8	230,120.8	210,667.3	199,414.5	193,773.0	157,486.2

Equity
Attributable to the owners of the parent
Subscribed and paid-in capital	6.9	22.3	22.3	22.3	22.3	22.3
Additional paid-in capital	2,607.1	8,472.3	8,303.4	8,307.5	8,307.8	8,311.9
Retained earnings	2,645.8	8,598.3	7,174.4	6,522.1	5,699.4	4,961.5
Other comprehensive income	214.4	696.8	786.9	749.6	538.1	372.3
Equity attributable to owners of the parent	5,474.2	17,789.7	16,287.0	15,601.6	14,567.6	13,668.0
Non-controlling interest	3,620.2	11,764.6	9,584.2	9,057.7	8,338.7	7,687.9
Total equity	9,094.3	29,554.3	25,871.2	24,659.2	22,906.3	21,356.0
Total liabilities and equity	79,906.2	259,675.2	236,538.5	224,073.7	216,679.3	178,842.2

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2018 of Ps 3,249.75 per U.S.$1.00.

Other financial and operating data

	Grupo Aval
	At and for the years ended December 31,
	2018	2017	2016	2015	2014
	(in percentages, unless otherwise
	indicated)
Profitability ratios:
Net interest margin(1)	5.7%	5.8%	5.4%	5.4%	5.4%
ROAA(2)	2.2%	1.4%	1.6%	1.7%	1.8%
ROAE(3)	17.8%	12.6%	14.3%	14.6%	15.2%
Efficiency ratio(4):	43.1%	46.5%	47.3%	47.6%	46.2%
Capital ratios:
Period-end equity as a percentage of period-end total assets	11.4%	10.9%	11.0%	10.6%	11.9%
Tangible equity ratio(5)	8.4%	7.9%	7.9%	7.3%	8.7%
Credit quality data:
Charge-offs as a percentage of average gross loans(6)	1.9%	1.7%	1.6%	1.3%	1.3%
Loans past due more than 30 days / total gross loans(6)	4.3%	3.9%	3.0%	2.7%	2.8%
Loans past due more than 90 days / total gross loans(6)	3.1%	2.8%	2.0%	1.7%	1.7%
Loss allowance as a percentage of past due loans more than 30 days(7)	113.9%	90.7%	95.0%	98.9%	96.7%
Loss allowance as a percentage of past due loans more than 90 days(7)	158.0%	128.2%	143.9%	157.9%	157.0%
Loss allowance as a percentage of gross loans(6)(7)	4.8%	3.5%	2.8%	2.6%	2.7%
Operational data (in units):
Number of customers of the banks(8)	15,654,858	14,700,386	13,883,370	13,678,194	12,590,374
Number of employees(9)	91,191	80,565	77,050	76,095	74,211
Number of branches(10)	1,734	1,771	1,789	1,785	1,769
Number of ATMs(10)	5,570	5,774	5,739	5,623	5,429

(1)

Net interest margin is calculated as net interest income divided by total average interest-earning assets. Average interest-earning assets for 2018, 2017, 2016 and 2015 are calculated as the sum of interest-earning assets at each quarter-end during the applicable year and the prior year end divided by five. Average interest-earning assets for 2014 are calculated as the sum of interest-earning assets at year-end and at the opening statement of financial position divided by two. See “Item 3. Key Information—A. Selected financial and operating data— Ratios and Measures of Financial Performance”.

(2)

For the years ended December 31, 2018, 2017, 2016 and 2015, ROAA is calculated as net income divided by average assets. Average assets for 2018, 2017, 2016 and 2015 are calculated as the sum of assets at each quarter-end during the applicable year and the prior year end divided by five. Average assets for 2014 are calculated as the sum of assets at year-end and at the opening statement of financial position divided by two. See “Item 3. Key Information—A. Selected financial and operating data— Ratios and Measures of Financial Performance”.

(3)

For the years ended December 31, 2018, 2017, 2016 and 2015, ROAE is calculated as net income attributable to owners of the parent divided by average equity attributable to owners of the parent. Average equity attributable to owners of the parent for 2018, 2017, 2016 and 2015 is calculated as the sum of equity attributable to owners of the parent at each quarter-end during the applicable year end and the prior year end divided by five. Average equity attributable to owners of the parent for 2014 is calculated as the sum of equity attributable to owners of the parent at year-end and at the opening statement of financial position divided by two.

(4)

Efficiency ratio is calculated as Personnel expenses (see Note 30 to the audited consolidated financial statements) plus Administrative and other expenses (see Note 31 to the audited consolidated financial statements), both contained in the Other expenses line in our audited consolidated financial statements, divided by the sum of net interest income, net income from commissions and fees, net income (expense) from sales of goods and services, net trading income and other income (excluding other).

(5)

Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights, Ps 5,514.5 billion in 2018, Ps 3,114.2 billion in 2017, Ps 2,805.3 billion in 2016, Ps 2,390.7 billion in 2015 and Ps 1,842.7 billion in 2014) divided by total assets minus intangible assets (as defined before). See “Item 3. Key Information—A. Selected financial and operating data— Ratios and Measures of Financial Performance”.

(6)

Gross loans exclude Interbank and overnight funds (Ps 7,635.2 billion in 2018, Ps 7,279.1 billion in 2017, Ps 3,569.6 billion in 2016, Ps 4,085.0 billion in 2015 and Ps 2,007.5 billion in 2014) as these are short-term liquidity operations not subject to deterioration.

(7)	Includes the impact of IFRS 9 adoption on January 1, 2018 of Ps 1,163.0 billion.
(8)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries and BAC Credomatic are counted separately for each banking subsidiary.
(9)

Number of employees is defined as the sum of direct, temporary and outsourced personnel in financial entities (71,851 in 2018, 73,834 in 2017, 73,041 in 2016, 71,638 in 2015 and 69,532 in 2014) and call-centers (8,081 in 2018, 6,731 in 2017, 4,009 in 2016, 4,457 in 2015 and 4,679 in 2014) for 2014 through 2018. Additionally, 2018 figures include the number of employees of non-financial entities of Corficolombiana (11,259).

(10)	Reflects aggregated number of full-service branches or ATMs of our banking subsidiaries and BAC Credomatic, as applicable, located throughout Colombia and Central America.

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

ROAA and ROAE

ROAA, which is calculated as net income divided by average assets, provides a measure of return on assets. ROAE, which is calculated as net income attributable to owners of the parent divided by average equity attributable to owners of the parent, provides a measure of the total return generated from our company and our subsidiaries for shareholders. Net income attributable to non-controlling interest divided by net income, provides an indication of non-controlling interest ownership of Grupo Aval’s consolidated subsidiaries net income; where a higher ratio typically implies that higher net income was generated in subsidiaries in which Grupo Aval has lower ownerships and vice versa.

The following table sets forth ROAA, ROAE and Net income attributable to non-controlling interest divided by net income for Grupo Aval for the indicated years.

	Year ended December 31,
	2018	2017	2016
	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	240,905.4	229,315.3	217,495.7
Average equity attributable to owners of the parent(2)	16,349.5	15,635.9	14,993.3
Net income	5,184.6	3,162.4	3,516.9
Net income attributable to owners of the parent	2,912.7	1,962.4	2,139.9
Net income attributable to non-controlling interest	2,271.9	1,200.0	1,377.1
ROAA(1)	2.2%	1.4%	1.6%
ROAE(2)	17.8%	12.6%	14.3%
Net income attributable to non-controlling interest divided by net income	43.8%	37.9%	39.2%

(1)	For methodology used to calculate Average assets and ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(2)

For methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.

The following table sets forth ROAA and ROAE of our business segments for the year ended December 31, 2018.

	Year ended December 31, 2018
	Banco de	Banco de	Banco	Banco
	Bogotá	Occidente	Popular	AV Villas	Corficolombiana
	(in Ps billions, except percentages)
Average assets(1)	150,140.8	37,770.5	23,503.6	13,165.5	23,090.8
Average equity attributable to owners of the parent(2)	17,130.4	4,243.0	2,698.7	1,516.9	4,347.1
Net income	3,131.2	416.3	355.0	216.5	2,068.5
Net income attributable to owners of the parent	2,937.3	413.4	343.3	215.8	1,620.2
Net income attributable to non-controlling interest	194.0	2.9	11.7	0.7	448.4
ROAA(1)	2.1%	1.1%	1.5%	1.6%	9.0%
ROAE(2)	17.1%	9.7%	12.7%	14.2%	37.3%
Net income attributable to non-controlling interest divided by net income	6.2%	0.7%	3.3%	0.3%	21.7%

(3)	For methodology used to calculate Average assets and ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(1)

For methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.

Tangible equity ratio

The following table sets forth the tangible equity ratio of Grupo Aval and each of its business segments at December 31, 2018.

		Grupo Aval entities
	Grupo Aval	Banco de	Banco de	Banco	Banco
	Consolidated	Bogotá	Occidente	Popular	AV Villas	Corficolombiana
	(in Ps billions, except percentages)
Total equity	29,554.3	19,667.8	4,506.2	2,890.9	1,620.2	8,118.7
Total assets	259,675.2	163,302.5	38,921.6	24,648.7	14,207.5	26,240.6
Total equity / Total assets	11.4%	12.0%	11.6%	11.7%	11.4%	30.9%
Intangible assets(1)	8,352.5	6,529.9	235.6	133.8	62.6	494.9
Total equity – Intangible assets	21,201.9	13,137.9	4,270.5	2,757.1	1,557.6	7,623.8
Total assets – Intangible assets	251,322.7	156,772.6	38,686.0	24,514.8	14,144.9	25,745.7
Tangible equity ratio(2)	8.4%	8.4%	11.0%	11.2%	11.0%	29.6%

(1)

Intangible assets are: goodwill and other intangible assets (excluding intangible assets related to concession arrangements rights of Ps 5,514.5 billion for both Grupo Aval and Corficolombiana as of December 31, 2018).

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

Our principal subsidiaries in Colombia are financial institutions (four commercial banks, a pension and severance fund administrator and a merchant bank), and the majority of our operations, properties and customers are located in Colombia. As a consequence, our results of operations and financial condition are materially affected by economic and political conditions in Colombia.

Colombia is subject to economic, political and other uncertainties, including changes in monetary, exchange control and trade policies that could affect the overall business environment in Colombia, which would, in turn, affect our results of operations and financial condition. For example, the Central Bank of Colombia (the “Colombian Central Bank” or “Central Bank”), could sharply raise or lower interest rates, which could negatively affect our net interest income and asset quality, and also restrict our growth. Extreme variations in exchange rates could also negatively affect the foreign currency positions of our borrowers. Any of these events could have an adverse effect on our results of operations and financial condition.

Decreases in the growth rate of the Colombian economy, periods of negative growth, material increases in inflation or interest rates, or high fluctuations in the exchange rate could result in lower demand for, or affect the cost of risk and the pricing of, our services and products. Due to the fact that a large percentage of the costs and expenses of our subsidiaries is fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, in which case our profitability could be affected.

In the case of our pension and severance fund management business, economic conditions may affect the businesses and financial capacity of employers, which may result in a reduction in employee-contributor head counts or decrease the ability of employers to create new jobs or increase employee incomes.

BAC Credomatic’s results of operations and financial condition depend on economic, political and social conditions in the countries where it operates, primarily in Central America. The political, economic and social environments in such countries are affected by many different factors, including significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, exchange rate movements, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, drug trafficking and other forms of organized crime, wage and price controls, changes in tax policies, imposition of trade barriers, changes in the prices of commodities and unexpected changes in regulation. The results of operations and financial condition of our Central American operations could be affected by changes in economic and other policies of each country’s government, which have exercised and continue to exercise substantial influence over many aspects of the private sector, and by other social and political developments in each country. During the past several decades, El Salvador, Guatemala, Honduras, Nicaragua and Panamá have experienced civil strife and political instability that have included a succession of regimes with differing economic policies and programs. Previous governments have imposed, among other measures, controls on prices, exchange rates, local and foreign investment, and international trade. They have also restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

Adverse economic, political and social developments, including allegations of corruption against the Colombian government and governments of other countries in which we operate in Central America may adversely affect demand for banking services and create uncertainty regarding our operating environment, which could have a material adverse effect on our subsidiaries and, consequently, on our company. In addition, changes in political administrations may result in changes in governmental policy, which could affect our subsidiaries and, consequently, our business. Downgrades in credit ratings of debt securities issued or guaranteed by governments in countries in which we operate may increase our and our subsidiaries’ cost of funding or limit the ability of borrowing funds from customary sources of capital.

The Colombian and Central American economies remain vulnerable to external shocks.

A significant decline in economic growth of any of Colombia’s or Central America’s major trading partners could have a material adverse effect on each country’s trade balance and economic growth. In addition, a “contagion” effect, where an entire region or class of investments becomes less attractive to, or subject to outflows of funds by, international investors could negatively affect Colombia or Central American countries in which we operate. Lower than expected economic growth may result in asset quality deterioration and could negatively affect our business.

Pension funds, such as those managed by Porvenir, invest globally and thus are affected by regional and global economic factors. Lower economic growth of Colombia’s major trading partners or a contagion effect in the region or globally may lead to lower pension funds returns, which may in turn result in decreases in assets under management and affect our business, results of operations or financial condition. In recent years, pension fund returns have been subject to increased volatility in international financial markets. Foreign investments represented 31.2% of Porvenir’s total assets under management at December 31, 2018.

Fluctuations in commodity prices and volatility in exchange rates in the past have led to a deceleration in growth. In particular, the oil industry remains an important determinant of Colombia’s economic growth. Substantial or extended declines in international oil prices or oil production may have an adverse effect on the overall performance of the Colombian economy and could have an adverse impact on the results of operations and financial condition of oil industry companies, which could have an adverse impact on our loans to oil industry companies. Our banking subsidiaries do not maintain a significant overall exposure to oil industry clients and have not been materially impacted by the decrease in international oil prices, however, continuing falling market prices, such as the one experienced during 2014 and 2015, pose significant challenges to Colombia’s near-term outlook and may impair the ability of some of the clients of our banking subsidiaries to repay their debt obligations. As of December 31, 2018, our combined exposure to the oil sector is 1.2% of the consolidated loan portfolio, with the principal exposure being to companies which own or run oil pipelines (0.61%) in which Empresa Colombiana de Petróleos S.A. “Ecopetrol”. Ecopetrol is Colombia’s largest oil producer, with a majority ownership by the Colombian Government and a BBB- (S&P) long-term corporate credit rating. As of December 31, 2018, our exposure to oil service companies and suppliers to the oil sector (0.27% and 0.31% of the consolidated loan portfolio, respectively) was immaterial. We do not believe this exposure will materially affect our results. Although the growth of the Colombian economy is expected to be steady in the future, there is no guarantee that the past decade´s average growth will be maintained.

A low rate of growth of the Colombian economy, a slowdown in the growth of customer demand, an increase in market competition, or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our cost of risk and, accordingly, increase our required loan loss allowances. All of these conditions could lead to a general decrease in demand for borrowings. In addition, the effect on consumer confidence of any actual or perceived deterioration of household incomes in the Colombian or Central American economies may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the National Liberation Army (Ejército de Liberación Nacional), or “ELN”, urban militias, paramilitary groups, former members of the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC”, and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. The Colombian government reached a peace deal with the FARC in November 2016. Under Juan Manuel Santos’ administration, the Colombian government also began negotiations with ELN in October 2016, which, had continued under a slower pace during the government of President Duque until January 17, 2019. As a result of an attack made by ELN to a police academy in Bogotá, the Colombian President cancelled peace talks. Any breakdown in peace, renewed or continuing drug-related crime and guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to the peace deal with the FARC, or any peace negotiation with ELN or other group, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy, or legislation that could directly impact our business, such as those requiring more flexible credit conditions for, or the employment of, former FARC members.

Political and economic instability in the region may affect the Colombian economy and, consequently, our results of operations and financial condition.

Some of Colombia’s neighboring countries, particularly Venezuela, have experienced and continue to experience periods of political and economic instability. According to figures from the United Nations, more than two million Venezuelans have emigrated amid food and medicine shortages and profound political divisions in their country.  Approximately half of those migrants have opted to live in Colombia, and many have arrived with only what they could carry. Providing migrants with access to healthcare, utilities and education may have a negative impact on Colombia’s economy if the Government is not able to respond adequately to legalize migrants, generate programs to help them find formal jobs, and increase tax revenue and consumption.

Moreover, diplomatic relations with Venezuela and Ecuador have from time to time been tense and affected by events surrounding the Colombian military forces’ confrontations with guerilla groups, particularly on Colombia’s borders with each of Venezuela and Ecuador. More recently, the Colombian government joined an international campaign against Nicolás Maduro asking him to relinquish power, which has further increased diplomatic tensions with Venezuela.

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

Further economic and political instability in Colombia’s neighboring countries or any future deterioration in relations with Venezuela, Ecuador, Nicaragua and other countries in the region may result in the closing of borders, the imposition of trade barriers and a breakdown of diplomatic ties, or a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Finally, political conditions such as changes in the United States policies related to immigration and remittances could affect the regions in which we operate. Economic conditions in the United States and the region generally may be impacted by the new United States-Mexico-Canada Agreement. This could have an indirect effect on the Colombian economy and the countries in which we operate.

Changes in government policies and actions, as well as judicial decisions in Colombia and other countries in which we operate could significantly affect the local economy and, as a result, our results of operations and financial condition.

Our results of operations and financial condition may be adversely affected by changes in Colombian and Central American governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, fees, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia and other countries in which we operate.

Colombian and Central American governments have historically exercised substantial influence over their economies, and their policies are likely to continue to have a significant effect on companies, including us.

In 2018, presidential elections were held in Colombia and Mr. Iván Duque Márquez was elected for the presidential period 2018-2022 with 54% of the votes in the second round. President Duque is a former Senator from the Democratic Center party, and his agenda includes (i) tackling corruption, (ii) fighting against the increase of cocaine production, (iii) increasing focus on rule of law, (iv) entrepreneurship and (v) social equity. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that negatively affect us.

Moreover, regulatory uncertainty, public dialogue on reforms during Mr. Duque´s presidential period and other countries where we operate, or the approval of reforms may be disruptive to our business or the economy and may result in a material and adverse effect on our financial condition and results and operations.

We and our subsidiaries are subject to anti-corruption laws and other laws in the jurisdictions in which we operate and violation of these regulations could harm our business.

We and our subsidiaries are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anti-corruption, taxation, internal and disclosure control obligations, securities and derivatives regulation, anti-competition regulations, data privacy and labor relations. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business or the business of our subsidiaries could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these laws or regulations in connection with the performance of our obligations to our customers, as well as in connection with the performance of our subsidiaries’ obligations, could also result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our customers that we have not performed our contractual obligations. Because of the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights due in part to a lack of multiple instances and/or deficiencies in the access to justice.

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

Grupo Aval and certain of its subsidiaries and officers are defendants in government enforcement actions and/or subject to ongoing governmental investigations relating the Ruta del Sol Project Sector 2 that could cause us to incur penalties and other sanctions, impact our ability to conduct our business, harm our reputation and negatively impact our financial results.

On December 21, 2016, the United States Department of Justice (“DOJ”) announced that Odebrecht S.A. (“Odebrecht”), a global construction conglomerate based in Brazil, pled guilty and agreed to pay a monetary penalty to resolve charges with authorities in the United States, Brazil and Switzerland arising out of their schemes to pay approximately U.S.$800 million in bribes to government officials in twelve countries around the world, including U.S.$11.5 million in Colombia, where Odebrecht admitted to offering bribes in order to obtain and extend infrastructure contracts. Odebrecht further admitted to effecting these payments directly from its Brazilian headquarters through its division of structured operations.

Soon after Odebrecht’s guilty plea, Colombia’s Attorney General’s Office (the “Fiscalía General de la Nación” or “Fiscalía”) initiated several lines of investigations that have identified and incarcerated Colombian recipients of the Odebrecht bribes; the Fiscalía also established that Odebrecht effected payments through its “division of structured operations”, directly from its Brazilian headquarters, to obtain the contract for the construction of “Ruta del Sol Project Sector 2” toll road concession awarded to Concesionaria Ruta del Sol S.A.S. (“CRDS”) in 2009 and also to obtain the amendment to the contract in connection with the Ocaña-Gamarra addition to the Ruta del Sol II toll road in 2014. The Concession Contract No. 001 of 2010, for the construction of Ruta del Sol Sector 2 (the “Concession Contract”), was entered into on January 14, 2010 and the amendment in connection with the Ocaña-Gamarra addition was entered into on March 14, 2014. Episol S.A.S. (“Episol”), a wholly-owned subsidiary of Corficolombiana and an indirect subsidiary of Grupo Aval, is a minority (33%) non-controlling shareholder in CRDS and Odebrecht is the majority controlling and operating shareholder with a participation of 62%. A third shareholder, CSS Constructores S.A., has a 5% participation in CRDS.

Episol, and the former president of Corficolombiana are among the defendants in a class action lawsuit brought by the Procuraduría General de la Nación before the Administrative Tribunal of Cundinamarca (“TAC”) relating to the alleged payment of bribes in connection with the Ruta del Sol Project Sector 2. The TAC ruled in December 2018 that Episol, along with Odebrecht, and other defendants, including the former president of Corficolombiana, were jointly liable for the damages to the Nation caused by the payment of bribes confessed by Odebrecht related to the Ruta del Sol Project Sector 2, ordered the defendants to jointly and severally pay the Ministry of Transportation Ps 715.6 billion, and debarred them from contracting with Colombian state entities and from assuming government positions for a period of 10 years. Episol and the other defendants filed an appeal of this ruling before Colombia’s Supreme Court for administrative law matters (Consejo de Estado).

Grupo Aval, Corficolombiana, Episol, Grupo Aval’s president and Grupo Aval’s chief financial officer, Corficolombiana’s Vice President of Investments and Corficolombiana’s Vice President of Investment Banking, the former president of Corficolombiana and other defendants have been charged by the Colombian Superintendency of Industry and Commerce (“SIC”) with alleged violations of Colombian antitrust regulations in connection with the Ruta del Sol Project Sector 2. The proceeding is ongoing.

Grupo Aval is also subject to investigations by the DOJ and by the SEC concerning the Ruta del Sol Project Sector 2. Grupo Aval is cooperating with the DOJ’s and SEC’s investigations, as it has done with all prior government inquiries into this matter.

On April 1, 2019, Jose Elias Melo, the former president of Corficolombiana, was found guilty in a court of first instance of bribery and undue interest in connection with the 2009 bid for the Ruta del Sol Project Sector 2. Mr. Melo has announced his intention to appeal the court's decision.

For further information about the foregoing proceedings and investigations, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings”.

We have not recorded any accrual for the SIC proceeding and the TAC class action, however, there can be no assurance as to the terms of the final resolution and the timing of these matters. At this time it is not possible to predict the scope, duration or likely outcome of the DOJ and SEC investigations. Similarly, it is not possible to predict at this time whether additional investigations or proceedings relating to Ruta del Sol Project Sector 2 may arise.

We and our subsidiaries are exposed to a variety of potential material negative consequences as a result of the proceedings and investigations noted above, which could result in judgments, settlements, admissions of wrongdoing, criminal convictions, fines, penalties, injunctions, cease and desist orders, debarment or other relief and we and our subsidiaries could be exposed to other litigation as a result of these proceedings and investigations, including actions initiated by shareholders.

Such investigations and proceedings, which are the subject of extensive media coverage and political interest in Colombia, could also have significant collateral consequences for our company and our subsidiaries, including damage to reputation, loss of customers and business, the inability to offer certain products and services, disqualification or losing permission to operate certain businesses for a period, the dissemination of potentially damaging information that may come to light in the course of the investigations and proceedings and other direct and indirect adverse effects. Management will need to continue to direct substantial time and attention to resolving such matters, which could prevent them from focusing on our core businesses.  We can provide no assurance that the outcome of any such investigations and proceedings will not be material to our business, financial position, results of operations or our financial position.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia and other countries in which we operate could adversely affect our results of operations and financial condition.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions, to fund Colombia’s war against terrorism and taxes created in order to fund post-conflict programs related to the peace negotiations with guerrilla forces. The Colombian government is also obliged by Law 1473 of 2011, also known as Law of Fiscal Rule to significantly reduce its fiscal deficit over the following years. This, in addition to pressure from rating agencies could lead to higher taxation rates on our business and that of our borrowers. Changes in tax-related laws and regulations, and interpretations thereof, can impact tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

Between 2012 and 2018, the Colombian Congress passed four tax reforms submitted by the Colombian government. The Colombian government may implement new changes in the tax rules applicable to our securities which could have a material adverse effect on our results of operations and financial condition or that may adversely affect our shareholders or holders of ADSs. ADSs do not have the same tax benefits as equity investments in Colombia. Although ADSs represent our preferred shares, they are subject to a different tax regulatory regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular those relating to dividends and profits from sale, may not apply or apply differently in the case of our ADSs.

Until December 31, 2016, in order to avoid double taxation, our Colombian subsidiaries usually distributed dividends from profits that had already been subject to income tax at the corporate level. These dividends were usually not taxable for

Grupo Aval in Colombia, and dividends paid by Grupo Aval to its shareholders in Colombia from these sources of income also were usually not taxable, in each case provided that such profits had been taxed at the subsidiary level. However, on December 29, 2016, the Colombian government enacted a new tax reform (Law 1819) eliminating this treatment and introducing other substantial changes to the then current tax legal framework, including, pursuant to certain rules, taxation on dividends distributed to residents and non-residents from profits generated from 2017 onwards, a modified corporate income tax regime, and an increase in the Value Added Tax rate, among others. Law 1819 of 2016, also repealed Article 36‑1 of the Colombian Tax Code which established that capital gains obtained in a sale of shares listed on the Colombian Stock Exchange were not subject to income tax in Colombia, provided that the shares sold by the same beneficial owner during each fiscal year did not represent more than 10% of the issued and outstanding shares of the listed company. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Tax Reforms”.

In addition to the tax reform approved in December 2016, the Colombian Congress enacted Law 1943 on December 28, 2018, also known as the Financing Law, introducing changes to the then current tax legal framework, including, pursuant to certain rules, a reduction of the corporate income tax rate from 37% in 2018 to 33% in 2019, to 32% for 2020, 31% for 2021 and 30% for 2022 and onwards. Among others, the Financing Law also introduced an increase in the dividend tax on distributions to foreign nonresident entities and individuals from 5% to 7.5%, as well as a surtax for financial institutions of 4% in 2019 and 3% in years 2020 and 2021.

Colombian tax haven regulations could adversely affect our results of operations and financial condition.

Decree 1966 of 2014, as amended by National Decree 2095 of 2014, put into effect article 260‑7 of Colombia’s Tax Code, which regulates applicable rules for tax havens. Accordingly, a number of jurisdictions, including countries in which our banking subsidiaries operate, were either declared tax havens for Colombian tax purposes or temporarily excluded from such list subject to the completion of tax information exchange treaties within a short timeframe.

Article 260‑7 of the Colombian Tax Code was reformed by Law 1819 of 2016. This reform establishes a new legal framework and provides criteria pursuant to which certain jurisdictions may be classified as non-cooperative jurisdictions with low or no taxation or as jurisdictions with preferential tax regimes. This legal framework established a higher tax-withholding rate on Colombian source payments to those jurisdictions and entities considered part of such a jurisdiction.

In October 2016, Panamá ratified to the Convention on Mutual Administrative Assistance in Tax Matters developed by the OECD as a multilateral instrument of tax cooperation to tackle tax evasion and avoidance. The convention facilitates bilateral agreements for the automatic exchange of information by participating jurisdictions.

Panamá also agreed to enter into a Double Taxation Agreement (DTA) with Colombia, however, such treaty has not been signed yet. The treaty is expected to include provisions regarding the automatic exchange of financial information. Failure to execute this treaty or the designation of Panamá as a tax haven could have a negative impact on our customer base and on our business, financial condition and results of operations.

As a result, some of our clients with financial products offered by our banking subsidiaries in such jurisdictions may have experienced, among other effects, an increase in their withholding tax rates, transfer pricing regulation, increased likelihood of being found in violation of tax regulations by the Colombian authorities and elevated information disclosure requirements which could have a negative impact on our business, financial condition and results of operations.

Natural disasters, acts of war or terrorism, rioting or other external events could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. Heavy rains or abnormally low rainfall in Colombia and other countries in which we operate, attributable in part to the La Niña and El Niño weather patterns, have resulted in severe flooding and mudslides and prolonged droughts in the past. These are recurring weather phenomena that may contribute to flooding, mudslides, droughts or other natural disasters on an equal or greater scale in the future. In addition to severe weather and natural disasters, acts of war or terrorism, rioting and other adverse external events could have a significant impact on our ability to conduct business and may, among other things, affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral of secured loans, cause significant property damage, cause us to incur additional expenses and/or result in loss of revenue. In the event of such circumstances, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters, acts of war or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year.

Risks relating to our businesses and industry

Risks relating to our banking business

A deterioration in asset quality, including the loan portfolios of our banking subsidiaries, may have an adverse effect on our results of operations and financial condition.

Changes in the financial condition or credit profiles of customers of our banking subsidiaries and increases in inflation or interest rates and foreign exchange volatility could have a negative effect on the quality of our banks’ loan portfolios, potentially requiring them to increase impairment losses on loans and accounts receivable or resulting in reduced profitability. In particular, the percentage of non-performing loans may increase in the future as a result of factors beyond our control, such as economic conditions and political events affecting Colombia generally or specific sectors of the economy.

A substantial number of our banks’ customers are individuals and small and medium sized enterprises, or “SMEs”, and these customers are potentially more susceptible to downturns in the economy than large corporations and high-income individuals. For example, unemployment directly affects the ability of individuals to obtain and repay consumer and residential mortgage loans. Consequently, our banking subsidiaries may experience higher levels of non-performing loans, which could result in increased impairment losses on loans and other accounts receivable due to defaults by, or deterioration in the credit profiles of, individual borrowers. Non-performing loans and resulting loan losses may increase materially in the future and adversely affect our results of operations and financial condition.

Existing loan loss allowances may not be adequate to cover any increases in non-performing loans or deterioration in the credit quality of loan portfolios. As a result, our banking subsidiaries may be required to increase impairment losses on loans and accounts receivables, which may adversely affect our results of operations and financial condition.

In addition, there is no precise method for predicting loan and credit losses, such that loan loss allowances may not be sufficient to cover actual losses. If we and our banking subsidiaries are unable to manage the level of non-performing or other poor credit quality loans, our results of operations and financial condition might be materially and adversely affected.

Default rates generally increase with the age of loans, the level of non-performing loans may lag behind the rate of growth in loans but may increase when growth slows or the loan portfolios become more mature. As a result, historic loan loss experience may not necessarily be indicative of future loan loss experience.

Our banking subsidiaries may be unable to realize on collateral or guarantees of secured loans, which may adversely affect their results of operations and financial condition.

Our banking subsidiaries originate loans that are secured by collateral, including real estate and other assets that are generally located in Colombia and the countries where we operate. The value of collateral may significantly fluctuate or decline due to factors beyond the control of our subsidiaries, including, for example, prevailing economic and political conditions in the relevant jurisdiction. At December 31, 2018, 38.4% of consolidated past due loans were secured. An economic slowdown may lead to a downturn in the Colombian or Central American real estate markets, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing these loans or any other collateral securing these loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional impairments to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Insolvency laws in certain countries in which we operate provide that creditors of an insolvent debtor are prohibited from initiating collection proceedings outside the bankruptcy or reorganization process of such debtor. In addition, all collection proceedings outstanding at the beginning of the bankruptcy or reorganization process must be suspended and such creditors are prevented from enforcing their rights against the collateral and other assets of the insolvent debtor.

In some countries in which we operate once a non-merchant individual has ceased paying his or her debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an out-of-court agreement with creditors. The terms of any agreement reached in accordance with the respective law and with a group (two or more) of creditors that represent the majority of the total amount of the claims will be mandatorily applicable to all relevant creditors. The insolvency law also provides other protections to debtors. A perception that loans to individuals may be difficult or impossible to recover could cause our banking subsidiaries to enhance credit requirements and result in decreased lending to individuals by making access to credit more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to insolvency laws in countries in which we operate, could have an adverse effect on our results of operations and financial condition.

Any failure of risk management processes, including credit and market risk, could materially and adversely affect our banking businesses, results of operations and financial condition.

Credit risk is the principal risk inherent in the business of our banks. Although we have group-wide risk management guidelines, each bank is responsible for managing its own risk. Each bank’s policies and procedures, which are designed to identify, monitor and manage risk, may prove to be insufficient. Furthermore, our banks may not be able to upgrade risk management systems on a timely basis. For example, our banks’ risk management systems utilize an internal credit rating system to assess the risk profile of each customer. As this process involves detailed analyses of the customer’s credit risk, taking into account quantitative and qualitative factors, it is necessarily subject to human error. Due to limitations in the availability of information, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. Personnel of our banking subsidiaries may fail to detect risks before they occur, or may not effectively implement their risk management systems, which may increase exposure to credit risk. As a result, any failure by our banking subsidiaries to effectively implement or consistently follow or refine risk management systems may result in higher risk exposures for our banking subsidiaries, which could materially and adversely affect our results of operations and financial condition.

Declines in the value of our banks’ sovereign debt portfolios could have an adverse effect on our results of operations.

Our Colombian banks’ portfolio of securities primarily consists of securities issued or guaranteed by the Colombian government. LB Panamá’s securities portfolios primarily consist of securities issued by corporate and sovereign issuers. We are exposed to significant credit, market and liquidity risks associated with debt securities. Both at December 31, 2018 and 2017, debt securities represented 9.9% of our consolidated total assets; 49.8% and 45.9%, respectively, of these securities were issued by the Colombian Central government, and 10.5% and 9.2% of these securities, respectively, were issued or backed by Central American governments at the end of each period. A significant decline in the value of these government securities could materially and adversely affect our debt securities portfolio and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory investments”.

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

Market practices and documentation for derivatives transactions in Colombia and the countries where we operate, may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our banks’ ability to develop adequate control and administration systems, and to hire and retain qualified personnel. Moreover, our banks’ ability to monitor and analyze these transactions depends on their information technology (IT) systems. These factors may further increase risks associated with derivatives transactions and could materially and adversely affect our results of operations and financial condition.

Our banking subsidiaries are subject to liquidity risk, which may result in increases in funding costs.

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 71.2% and 73.3% of consolidated total liabilities at December 31, 2018 and 2017, respectively. Because our banking subsidiaries rely primarily on deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate and overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition. The liquidity of our financial entities could also be impacted by reputational events affecting our entities.

Default by one or more of our largest borrowers could adversely affect our results of operations and financial condition.

The aggregate outstanding loans to our banks’ ten largest single borrowers represented 5.8% of our consolidated total loan portfolio at December 31, 2018. Default on loans by one or more of these borrowers may adversely affect our results of operations and financial condition.

Among our largest impaired exposures, as of December 31, 2018, Electricaribe (Ps 712.1 billion) was fully provisioned, Concesionaria Ruta del Sol (Ps 1,016.2 billion) was provisioned at 31.3% and the Sistema Integrado de Transporte Público (SITP) companies, with a combined exposure representing Ps 518.9 billion, was provisioned at 36.4%. While we have undertaken negotiations with these borrowers, there can be no assurance as to the timing or the terms of the final resolution of these matters, given the inherent uncertainties in such situations, we can provide no assurance that these matters will not be material to our business, financial position, results of operations or cash flows in the future.

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

Our banking subsidiaries may be required to raise additional capital in the future to maintain regulatory capital ratios and provide liquidity to meet commitments and business needs, particularly if asset quality or earnings were to deteriorate. For example, if regulatory capital ratios of a banking subsidiary decline as a result of decreases in the value of the loan portfolio or otherwise, such bank subsidiary will be required to improve its capital ratios by either raising additional capital or disposing of assets. Since February 6, 2019, we are subject to the inspection and surveillance of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and we might be required in the future to raise additional capital to comply with new regulatory adequacy rules applicable to us at the conglomerate level. Furthermore, Decree 1477 of 2018 modified the capital adequacy requirements applicable to financing entities in Colombia. As a result, our banking subsidiaries will migrate to Basel III capital requirements in 2020. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation. For a summary of our and our banking subsidiaries current credit ratings and outlook, see “Item 5. Operating and Financial Review & Prospects—Liquidity & Capital Resources—Funding”.

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

The credit card industry is characterized by higher consumer default than other segments of the credit markets, and defaults are highly related to macroeconomic indicators that are beyond our control. Part of our current growth strategy is to increase volume and number of cards in the credit card portfolio, at the same or a higher rate than the market, which may increase our exposure to risk in our loan portfolio. If Colombian and Central American economic growth rate slows or turns negative, or if we fail to effectively analyze the creditworthiness of our customers (including the targeting of certain sectors), we may be faced with unexpected losses that could have an adverse effect on our results of operations and financial condition.

Changes in banking laws and regulations in Colombia and the other countries in which we operate could adversely affect our consolidated results.

Banking and financial services laws and regulations are subject to ongoing review and revision, including changes in response to global regulatory trends. As a result, governments have been actively considering new banking laws and regulations, and reviewing and revising existing laws and regulations, particularly in relation to capital adequacy and accounting standards. In addition, various international developments, such as the adoption of risk-based capital, leverage and liquidity standards by the Basel Committee on Banking Supervision in December 2010, known as “Basel III”, will continue to impact us in the coming years. To prepare for the implementation of the Basel III accords in Colombia, the Ministry of Finance, in consultation with the Superintendency of Finance, effected an internal review of regulations applicable to financial institutions. Decree 2555 of 2010 was amended in 2012, 2015 and 2018, modifying certain capital adequacy requirements for Colombian credit institutions. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”.

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

On September 21, 2017, the Colombian Congress passed Law 1870 to strengthen the regulation and supervision of financial conglomerates, also known as Law of Financial Conglomerates (Ley de Conglomerados Financieros). This law sets out the principles for supervising and regulating financial conglomerates. The regulation establishes criteria for identifying members of the Financial Conglomerates, as well as their controlling Financial Holding Companies, and provides the Colombian government and Superintendency of Finance with tools to regulate and supervise financial conglomerates with respect to capital adequacy, corporate governance standards, risk management, internal control and criteria for identifying, administering, monitoring and revealing conflicts of interest. Law 1870 also enables the Superintendency to require changes in the structure of a financial conglomerate when the existing structure does not allow sufficient disclosure of information or a comprehensive and consolidated supervision, to conduct on-site visits and withdrawal of operating licenses.

Law 1870 of 2017 was approved in September 2017 and came into effect on February 6, 2019. As a result, the Superintendency of Finance now exerts supervision over Grupo Aval as the financial holding company of the Aval Financial Conglomerate. The Ministry of Finance also enacted Decree N° 774 of May 2018, regarding capital adequacy of financial conglomerates allowing for an 18 month transition period, coming into effect on November 8, 2019 and Decree N° 1486 of August 2018 regarding the criteria for the identification of related companies, policies on conflicts of interest and limits of exposure and concentration of risks applicable to financial conglomerates, allowing for an 18 month transition period, coming into effect on February 6, 2020. We cannot assure that such Law and its regulatory decrees will not have a material impact on us. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Regulatory framework for Colombian Financial Conglomerates”.

Central America has also been impacted by regulatory changes regarding banking laws and regulations. In Honduras, on October 2018, the National Commission of Banks and Insurances (NCBI) modified its 2017 regulation, with respect to capital adequacy, capital conservation buffer and leverage ratio requirements applicable to Honduran financial institutions. The 2017 regulation required, among others, that in a given period (originally in a three-year-period but now extended to December 2022 with the amendment) financial institutions maintain a capital conservation buffer ratio (originally equivalent to 3.0% but now of 2.5%) above the minimum capital adequacy ratio of 10% or above the minimum capital adequacy ratio defined by the NCBI for a financial institution in an individual basis. Financial institutions are also required to maintain a minimum leverage ratio of 4%. Minimum leverage ratio is calculated by dividing the primary capital (as defined in those regulations) by the sum of the total assets and the unweighted contingent assets (net of impairment, depreciation, and amortization estimates). Financial institutions with a minimum leverage ratio below such limit are required to gradually adjust it within the timeframe stated in the regulation.

On June 25, 2018, the Central Bank of Costa Rica increased the minimum capital requirement for commercial private banks to 15,610 million colones (Ps 83.6 billion or U.S.$25.7 million). The Superintendency of Securities also increased such requirement in March, 2018 for securities brokers and investment fund management companies to 199 million colones (Ps 1,066 million or U.S.$328,096) and 136 million colones (Ps 729 million or U.S.$224,226), respectively. Even though our subsidiaries were already in compliance, these recent changes evidence the growing focus of the Costa Rican authorities to regulate capital requirements. Furthermore, in December 2018 the Costa Rican Congress passed Law No. 9635 entitled “Tax Reform – Law of Strengthening of Public Finances”. Such reform includes two major amendments to the Costa Rican tax legislation. First, the sales tax law was replaced by a value added tax (VAT) with the general rate remaining at 13%. However, reduced rates of 1%, 2%, and 4% were imposed on the sale of certain goods and services. The second change introduced several modifications to the income tax law that includes, among others, a specific treatment for capital income and the introduction of a capital gains tax. Further or similar regulation in Costa Rica may adversely impact the result of our subsidiaries in such country.

In Panamá, in January 2018, the Superintendency of Banks enacted a new regulation (Rule 002-2018) in relation to liquidity risk management applicable to Panamanian banks that operate with a general (local) or international license. Such rule became effective on July 2018 and required, among others, the senior management to be responsible for developing and implementing a liquidity risk management strategy, in accordance with the bank’s risk tolerance.

In addition, this rule established a short-term liquidity coverage ratio and defined it as the quotient of two amounts: the first amount corresponds to the value of liquid assets of high quality (as defined in those regulations) and the second corresponds to the net outflows of cash in 30 days. More recently, in January 2019, the Panamanian Congress, through the enactment of Law No. 70 of 2019, modified the Criminal Code, the Tax Code and other regulations in order to include tax evasion as a criminal offence. Prior to the enactment of this Law, tax evasion was not considered a crime.

In Nicaragua, in July 2018, Law No. 796, also known as “Law of the Financial Analysis Unit”, was enacted. This law grants the Financial Analysis Unit of Nicaragua additional powers for the purpose of gathering information from Nicaraguan financial institutions and was authorized to exchange such information with other entities in order to prevent money laundering and other crimes established therein. The Nicaraguan Congress also enacted Law 977 in July 2018, known as the “Anti Money Laundering, Finance of Terrorism and Proliferation of Weapons of Mass Destruction Law”, which seeks to strengthen the regulatory framework applicable to such crimes, based on the recommendations of the country´s evaluations carried out by the Financial Action Task force of Latin America (GAFILAT).

As a result of the ongoing sociopolitical situation in Nicaragua since April 2018, laws and regulations could quickly and adversely change. Nicaragua’s assets represented 1.9% of our total consolidated gross assets as of December 31, 2018.

Except for the 2017 amendment to the Credit Card Act in Honduras, during recent years, legislators in Central America have attempted to enact regulation to impose maximum interest rates for certain types of loans or for the acquiring business.

Although the scope of these legislative initiatives has varied, these initiatives have primarily focused on personal loans and, particularly, on credit card loans. In Costa Rica, for example, Congress is discussing an initiative against usury (legislative bill number 20,172) that, if approved, will regulate the maximum rates that may be charged on loans. The enactment of any of these bills or similar regulations in the countries where we operate could have an adverse effect on the results of the operations and financial condition in such jurisdiction.

The regulation of credit cards in other Central American countries, such as in Costa Rica, continues to be a matter of discussion with ongoing initiatives to regulate the interest rate and other conditions related to the issuance of credit cards or the acquiring business.

The adoption of new laws or regulations, or changes in the interpretations or enforcement of existing laws or regulations may have an adverse effect on our results of operations and financial condition.

Our financial results may be negatively affected by changes to accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and when possible, we determine their potential impact and disclose significant future changes in our audited consolidated financial statements that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS standards, as well as potential IFRS changes, such as IFRS 16, some of which could be expected to impact our reported results, financial position, regulatory capital or demand changes in our internal control process in the future. In particular, IFRS 9, requires us to record credit losses on loans at inception on an expected loss basis instead of recording credit losses on an incurred loss basis. For further information about developments in financial accounting and reporting standards, see Note 2 to the audited consolidated financial statements, “Note 2 – Basis of Preparation of the audited consolidated financial statements and Summary of Significant Accounting Policies”.

Regulatory actions may result in fines, penalties or restrictions that could materially and adversely affect our businesses and financial performance.

Our Colombian banks, as well as Corficolombiana, Porvenir and our international banking operations, are subject to regulation and supervision by financial authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our subsidiaries’ organization and operations, including, for example, the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by Colombian banks. Failure to comply with applicable regulations could subject our banking subsidiaries to fines or sanctions or even revocation of licenses or permits to operate. In the event that any of these subsidiaries encounters significant financial problems, is in danger of insolvency or becomes insolvent, or is otherwise deemed as non-viable, the financial authorities would have broad powers to intervene in our management and operations, including suspending or removing management and, in extreme circumstances, putting our banks, Corficolombiana, Porvenir and our international banking operations, into conservatorship or receivership or taking control of our banks, Corficolombiana, Porvenir and our other subsidiaries. Since February 6, 2019, Grupo Aval is subject to the inspection and supervision of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and are required to comply with capital adequacy and additional regulations applicable to financial conglomerates that will become effective on November 2019 and February 2020. As a result, we may become subject to more stringent regulation. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”.

We may face legal and other challenges to maximizing revenue from credit card fees and other fees from customers.

As part of their credit card business, our banking subsidiaries face pressures related to the fees and commissions charged to merchants (merchant discounts) and the pricing of bank interchange fees charged by issuer banks to acquiring banks. Banks and card processors in Colombia have been subject to administrative investigations regarding the fees and commissions that are charged to the merchants by the acquiring banks and in respect to the banking interchange fees.

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

Similar investigations may be carried out by the relevant authorities in the future, which may result in penalties, lower fees charged to merchants and bank interchange fees, lead to changes in commercial strategies that may adversely affect our results of operations and financial condition. In addition, fees charged for other banking services may continue to be reduced in the future as a result of regulatory measures and/or pressure from retailers and interest groups.

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

For example, we face risks related to security breaches in connection with debit and credit card transactions that typically involve the transmission of personal information of our customers through various third parties, including retailers and payment processors.  We and some of these parties have in the past been the target of security breaches and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches affecting any of these third parties could affect us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches relating to them, including costs to replace compromised debit and credit cards and address fraudulent transactions.

Although we employ a variety of physical, procedural and technological safeguards to protect personal information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. Similarly, when personal information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agrees to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party’s compliance with the terms of the agreement. Any failure to protect personal information could result in reputational damage and have an adverse effect on our results of operations and financial condition.

Risks relating to our merchant banking business

Difficult market conditions can adversely affect Corficolombiana’s business.

Corficolombiana may be adversely affected by lower than expected returns on investments, reduced opportunities to realize value from investments, and failure to find suitable investments to deploy capital effectively. During periods of difficult market conditions (which may span across one or more industries, sectors or geographies), portfolio companies may experience adverse operating performance, decreased revenues, financial losses, difficulty in obtaining access to financing or increased funding costs. Negative financial performance of portfolio companies may materially and adversely affect Corficolombiana’s results of operations and cash flow. If the operating performance of those portfolio companies (as well as valuation multiples) does not improve following any such downturn or other portfolio companies experience adverse operating performance, Corficolombiana may be forced to sell those assets at values that are less than projected or even at a loss. Portfolio companies may also have difficulties expanding their businesses and operations or meeting debt service and other obligations as they become due. Furthermore, negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the investment.

Even if such conditions improve broadly and significantly over the long term, adverse conditions and/or other events in particular sectors may cause our performance to suffer further.

Corficolombiana’s due diligence process for evaluating prospective investments may not identify all risks or ensure investment returns.

Before making investments, Corficolombiana conducts due diligence based on the facts and circumstances applicable to each investment. When conducting due diligence, it may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process to varying degrees depending on the type of investment, but it may be unable to engage these third parties in a timely manner, or at all. Nevertheless, the due diligence investigation carried out by Corficolombiana with respect to any investment may not reveal or highlight all relevant risks of such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

A significant part of Corficolombiana’s investments are in relatively illiquid assets, and Corficolombiana may fail to realize any profits from these investments for a considerable period of time or lose some or all of the principal amount of these investments.

As of December 31, 2018, 72.5% of Corficolombiana’s investments were held in privately-held companies. There are often no readily ascertainable market prices for such securities or for those investments of Corficolombiana in listed companies with low or medium trading volumes. As a result, there may be limited or no marketability for these investments, and they may decline in value while Corficolombiana might be seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such investments for a period. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, it is possible that investments in privately-held companies will only be disposed over a substantial length of time, if at all, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period—sales that it had planned to make.

As mentioned above, Episol, a wholly-owned affiliate of Corficolombiana, is a minority (33%) non-controlling shareholder in Concesionaria Ruta del Sol and Odebrecht is the majority controlling and operating shareholder with a 62% stake. As of December 31, 2018, the investment of Episol in Concesionaria Ruta del Sol of Ps 111.8 billion (approximately U.S.$34.4 million) was fully impaired and carried at zero value.

Corficolombiana might have minority investments in companies and therefore, it might not control them.

Corficolombiana’s investments include non-controlling equity interests, and it may also dispose of a portion of its majority equity securities in portfolio companies over time in a manner that results in Corficolombiana retaining minority investments. Those investments will be subject to the risk that the company in which the investment is made may take business, financial or management decisions with which we do not agree. Similarly, the majority stakeholders or the management of the company may take risks or otherwise act in a manner contrary to our interests. If any of the foregoing were to occur, the values of these investments could decrease or we may not be able to dispose of them, which would adversely affect Corficolombiana’s results of operations and financial condition. Any wrongdoing by these companies or their management might result in reputational or legal risks to us.

Corficolombiana’s new investment projects depend on its ability to access financing.

Corficolombiana may directly, or through its operating subsidiaries, enter into new investment projects such as infrastructure projects (e.g. toll road concessions) that require significant financing. Corficolombiana or its operating subsidiaries may experience difficulties in accessing debt and equity financing resources required to fund such projects and/or may obtain them at higher costs and/or lower tenors than initially expected. As a result, Corficolombiana’s investment objectives may attain lower returns due to higher financing costs, delays in the investment schedule or any eventual stoppage of the investment project, which could also result in the payment of penalties to its counterparties, including the government entities in the case of development of new highways and toll roads. If Corficolombiana is unable to obtain adequate financing on terms satisfactory to it, its ability to continue to grow or support its business and respond to business challenges could be significantly limited.

Most of Corficolombiana’s investments are concentrated in five industries.

The majority of Corficolombiana’s investment portfolio is concentrated in the energy and gas, infrastructure, agribusiness, hotels and financial services. Energy and gas and infrastructure account for 86.7% of Corficolombiana’s total investment portfolio as of December 31, 2018. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

A variety of issues outside of Corficolombiana’s control could affect the timing and performance of its investments, which may result in additional costs and reputational harm to Corficolombiana, reductions or delays in revenues or the payment of liquidated damages.

Many of Corficolombiana’s investments, including in the energy and gas and infrastructure sectors, involve challenging engineering, permitting, procurement and construction phases that may occur over extended periods, sometimes several years. These investments may also encounter difficulties as a result of delays in design, engineering information or materials to be completed or procured by them, the customer or a third party, delays or difficulties in equipment and material delivery, schedule changes, delays due to failure to timely obtain permits or rights of way or meet other regulatory requirements or permitting conditions accidents and catastrophic events, weather-related delays, protests, legal challenges or other political activity, and other factors. In the energy and gas sector, Corficolombiana, through Promigas, is exposed to a variety of inherent hazards and operating risks in gas distribution such as leaks, explosions and mechanical problems which could cause substantial financial losses.

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

For example, on January 15, 2018, the Chirajara bridge, which was under construction and located on KM64 Bogotá – Villavicencio, partially collapsed and on November 26, 2018, an accident occurred during the construction of La Pala bridge located at KM65 Bogotá-Villavicencio. These events caused several casualties and injured workers. Concesionaria Vial de los Andes S.A, or "Coviandes”, of which Corficolombiana owns 59.8%, and Infrastructure Construction S.A.S, or “Coninvial”, of which 60% is owned by Episol, a Corficolombiana wholly-owned subsidiary, are involved in the construction of this road infrastructure through a concession agreement. While we believe these constructions have adequate insurance coverage, there is no certainty as to what possible contingencies could accrue against us or whether such insurance will cover all such possible contingencies.

Many of these difficulties and delays are beyond Corficolombiana’s control and could negatively impact its ability to achieve its anticipated return from its investments. Delays and additional costs may be substantial and not recoverable from third parties or insurance providers, and in some cases, may cause substantial financial losses. Failure to meet any of their schedules or performance obligations could also result in additional costs or penalties, including liquidated damages, and such amounts could exceed profits from these projects. In extreme cases, the above-mentioned factors could cause project cancellations, and Corficolombiana may not be able to replace such projects with similar projects or at all. Such delays or cancellations may impact Corficolombiana’s investments, its reputation or relationships with customers and could have a material adverse effect on Corficolombiana’s business, results of operations or financial condition.

Risks relating to our pension and severance fund management business

Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.

Porvenir’s operations are regulated by Law 100 of 1993, as amended, the Organic Statute of the Financial System (Estatuto Orgánico del Sistema Financiero), or “EOSF”, Decree 2555 of 2010 issued by the Ministry of Finance, as amended, and regulations issued by the Superintendency of Finance and, to the extent applicable, Colombian Corporation Law. These regulations limit the range of assets in which pension fund administrators, or “AFPs”, can invest and also set investment limits, depending on the type of mandatory pension or severance fund managed by each AFP. AFPs can manage four types of mandatory pension funds (i) Lower Risk Funds (“Fondo Conservador”), (ii) Mid-Risk Funds (“Fondo Moderado”), (iii) High Risk Funds (“Fondo de Mayor Riesgo”) and (iv) Planned Retirement Funds (“Fondo Especial de Retiro Programado”), and two types of severance portfolios (i) Short Term portfolios (“Portafolio de Corto Plazo”) and (ii) Long Term portfolios (“Portafolio de Largo Plazo”). In addition, each AFP is legally required to provide a minimum return on investment for each mandatory of its pension and severance funds. This minimum return is determined pursuant to specified formulas established in Decree 2555 of 2010, as amended, which vary according to the type of fund. If a fund’s return for any month is lower than the minimum return, the AFP must cover the difference within a period of five days. To do so, the AFP must first apply funds from a stabilization reserve (a portion of the AFP’s capital invested in the fund equal to 1% of the value of each pension fund under management). If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its own capital. If the AFP does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the AFP. If, notwithstanding the above, an AFP fails to observe either the minimum return or the stabilization reserve requirements or fails to comply with the order of capitalization, the Superintendency of Finance may take possession (tomar posesión) of the AFP, in which case the Colombian Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras), or “FOGAFIN”, must supply funds to cover the shortfall. Although Porvenir has never failed to meet the minimum requirements, failure to do so could require us to increase our investment in Porvenir, seek capital from alternative sources or forfeit our investment, or lead to the dissolution of the AFP and the transfer of the fund to another AFP. If Porvenir is unable to fulfill the minimum return or the stabilization reserve requirements, or if new laws or decrees impose more onerous requirements, Porvenir’s business may be materially adversely affected.

In 2009, the regulatory system began to shift the management of mandatory pension funds from a single-fund pension system to a multi-funds system, allowing pension funds to be more specifically tailored to the individual needs of customers according to their risk profiles. The Colombian government has for several years announced that it is considering presenting to the Colombian Congress a bill to amend current pension fund regulation to improve access to coverage, reduce inequality, and consolidate the financial sustainability of the system. As a result of the accession process of the Colombian government to become a member country of the Organization for Economic Co-operation and Development (OECD) further regulation amending the current pension fund regulation may be expected. The future regulation may not provide a favorable business environment and may adversely affect our results of operations and the financial condition of our pension and severance fund management business.

Furthermore, Porvenir manages voluntary pension funds (fondos de pensiones de jubilación e invalidez) created by Decree 2513 of 1987 as supplementary savings vehicles for pensions, which are independent and different from the mandatory pension funds and benefit from tax incentives.  Subject to certain limits, savings in voluntary pension funds are considered as exempt income for purposes of the Income Tax (Impuesto de Renta) under rules defined in article 1261-1 of the Tax Statute. These exemptions have been subject to modifications through tax reforms such as Law 1607 of 2012, Law 1819 of 2016 and more recently, Law 1943 of 2018, also known as Ley de Financiamiento. Changes in the applicable regulation to voluntary pension funds, in particular with respect to its tax benefits, could reduce the interest in this type of savings products and generate an adverse effect on the management fees received by Porvenir for the administration of these funds.

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

We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations of the Colombian Peso, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, and the Colombian peso, and between the U.S. dollar and each of the currencies in our Central American operations, as 38.4% of our average consolidated assets for the year ended December 31, 2018 and 41.5% of our average consolidated liabilities for the year ended December 31, 2018 are foreign currency-denominated.

On a consolidated basis we have U.S.$3.5 billion (Ps 11.3 trillion) of long-term debt denominated in U.S. dollars as of December 31, 2018. Our significant dollar-denominated investments in Central America can affect our business. Fluctuations in the exchange rate between the Colombian peso and the U.S. dollar may affect the value of these debt and investments on our statement of financial position and cause us to recognize gains or losses in our statement of income. Any substantial fluctuation in the U.S. dollar relative to the Colombian peso could affect our results of operations and our ability to meet our future payment obligations and increase or decrease the peso value of our risk-weighted assets and goodwill, thereby affecting capital ratios of our banking subsidiaries.

The exchange rate fluctuation between the Colombian peso and U.S. dollar also affects our results as the functional currency of LB Panamá, which consolidates BAC Credomatic, is the U.S. Dollar. See “Item 5. Operating and financial review and prospects—Results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017—Banco de Bogotá Subsidiary Analysis—LB Panamá” for a description of the effect of such fluctuation on LB Panamá’s results.

A substantial portion of BAC Credomatic’s earnings, assets and liabilities are in Costa Rican colones, Guatemalan quetzals, Honduran lempiras, Nicaraguan córdobas, Panamanian balboas and U.S. dollars. As a result, our Central American operations are subject to risks relating to foreign currency exchange rate fluctuations between these currencies and pesos.

We are exposed to changes in the values of current holdings and future cash flows denominated in other currencies. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates. Hedging instruments used to mitigate this risk include currency swaps and deposits as of December 31, 2018.

Foreign exchange rate risks associated with U.S. dollar-denominated liabilities are hedged with the net investment that Grupo Aval maintains in BAC Credomatic through Banco de Bogotá. The difference between the U.S. dollar-denominated debt and the net investment in BAC Credomatic (including any goodwill associated with the acquisition) may result in a net U.S. dollar asset position which Grupo Aval, through Banco de Bogotá and LB Panamá may hedge with forward contracts. For more information see Note 9 to the audited consolidated financial statements.

In accordance with its market risk policies, BAC Credomatic maintains a U.S. dollar net asset position (long U.S. dollar position) which is intended to hedge its shareholders’ equity against possible devaluations of each of the local currencies in the countries where it operates against the U.S. dollar.

We are subject to trading risks with respect to our trading activities.

Our banking subsidiaries, Corficolombiana, Porvenir and our other subsidiaries are allowed to engage in proprietary trading, and we might derive a portion of our profits from such trading activities. As a result, any reduction in trading income could adversely affect our results of operations and financial condition. Our trading income is volatile and dependent on numerous factors beyond our control, including, among others, market trading activity, interest rates, exchange rates and general market volatility. A significant decline in our trading income, or large trading losses, could adversely affect our results of operations and financial condition.

Declines in the market price for securities and expected losses could result in impairment losses as well as increased unrealized losses on other securities. Losses in the Colombian equity markets could result in further losses from impairment or sale of these securities as well as increases in unrealized losses. Any significant increases in exposure to any of these non-traditional risks, or a significant increase in credit risk or bankruptcy of any of the counterparties, could materially and adversely affect our results of operations and financial condition.

Colombian law and similar regulations in countries in which we operate, impose or might impose limitations on interest rates, and future additional restrictions on interest rates or banking fees could negatively affect our profitability.

The Colombian Commercial Code (“Código de Comercio”) limits the amount of interest our Colombian subsidiaries may charge on commercial transactions, including transactions of our banking subsidiaries. In the future, regulations in Colombia or other countries in which we operate, could impose increased limitations regarding interest rates or banking fees. Law 1430 of December 2010, as amended, authorizes the Colombian government to impose or place limits on tariffs and fees charged by banks and other financial institutions where the government has determined that there is insufficient competition in a relevant market. Additionally, the law requires the Superintendency of Finance to implement a monitoring scheme of the tariffs and fees charged by the financial institutions in their relevant markets and to report the results of this evaluation semi-annually to the Colombian government. The Colombian government issued Decree 4809 of 2011 and Decree 1854 of 2015, which (i) requires banks to provide each of their clients with statements of all fees charged to such clients on an annual basis, (ii) sets a limit on the fees that banks may charge to their clients for withdrawals from automated teller machines of other banks and (iii) establishes that transactions through the internet may not cost more than those made through other channels. Accordingly, the Superintendency of Finance has issued External Circular 012 of 2012, setting the rules and principles that must be followed by banking and financial institutions at the time of establishing, publishing and promoting their tariffs and fees. A significant portion of our banks’ revenues and operating cash flow is generated by credit services and any such increased limitations would materially and adversely affect our results of operations and financial condition.

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

We might face uncertainty regarding consumer protection laws.

Law 1328 of 2009 as amended by Law 1748 of 2014, also referred to as the “financial reform law”, created a new customer protection regime with respect to financial institutions. The financial reform law provides a bill of rights for consumers of financial services and products, including the right to receive clear, complete and reliable information about the services and products offered by financial institutions. The law also contains specific obligations for financial institutions, including a duty to maintain a financial ombudsman in charge of consumer protection and procedures regulating the responsibilities and functions of the ombudsman, a duty to create a financial consumer attention center pursuant to terms set by the Superintendency of Finance, an obligation to provide services and products under the same conditions offered to the general public, and a prohibition on the inclusion of predatory or abusive clauses in contracts with consumers. Any violation of this law and its implementing regulations by our banking subsidiaries could result in monetary or administrative sanctions or restrictions on our operations.

Decree 4809 of 2011 regulates certain fees charged by Colombian financial institutions. The most salient of these regulations include a cap of 20 Unidades de Valor Real or “UVR” (an inflation indexed unit) for ATM fees charged to clients for transactions conducted through ATMs owned by a third party, the requirement that ATM fees be disclosed to clients with the possibility to opt out of the transaction before it takes place, and the prohibition of charging higher fees for internet transactions than for non-internet transactions as well as charging fees for failed internet transactions. These and similar restrictions could affect the profitability of our business by decreasing our fee income.

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

Additionally, the Colombian Congress often discusses initiatives related to the rights of financial consumers. These initiatives cover various areas, including consumer data protection, financial costs, financial education and information delivered by financial institutions to customers.

Our businesses face constitutional actions, class actions and other legal actions involving claims for significant monetary awards against financial institutions, which may affect our businesses.

Under the Colombian Constitution and similar regulations in other countries in which we operate, individuals may initiate constitutional actions (acciones populares), or class actions (acciones de grupo), to protect their collective or class rights, respectively. Individuals may also initiate constitutional actions for the protection of their fundamental rights. These actions are known as tutelage actions. Colombian financial institutions, including our banking subsidiaries, Corficolombiana and Porvenir, have been, and continue to be, subject to these actions with regard to fees, financial services, mortgage lending and interest rates, the outcomes of which are uncertain. In addition, the number of such actions could increase in the future and could significantly affect our businesses.

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

In addition, Grupo Aval’s and our subsidiaries’ ability to remain competitive will depend in part on our ability to upgrade our IT infrastructure and implement digitalization of products and services on a timely and cost-effective basis. We and our subsidiaries must continually make significant investments and improvements in our and their IT infrastructure in order to ensure the proper functioning of financial control, accounting and other data collection and processing systems and to remain competitive. In addition, as our banking subsidiaries open new branches and channels, they will need to improve their IT infrastructure, including maintaining and upgrading their software and hardware systems and their back-office operations. If there are technological impediments, unforeseen complications, errors or breakdowns in implementing new systems, our business, financial condition or results of operations may be adversely affected.

We are subject to cybersecurity threats.

We and our subsidiaries are highly dependent on information systems to process transactions, respond to customer queries in a timely manner, operate our technological infrastructure and maintain profitable operations across the jurisdictions in which we operate.

Cybersecurity risks for financial institutions such as ourselves have increased significantly due to the proliferation of new technologies, the use of the Internet and automated processes, the diversification of channels to perform financial transactions, hand in hand with the development of new techniques of organized crime, hackers, hacktivists, terrorists and other external parties. In addition, we are introducing new products and services, such as our digital channels, that are changing processes, which may result in new operational risks that we may not fully appreciate or identify. As a result, we and our subsidiaries are susceptible to malware, ransomware, computer hackers, disgruntled employees and other causes that could affect the IT infrastructure that supports our service channels. In particular, specialized and highly coordinated attacks have proliferated in the financial sector, in Latin America particularly, over the last year.

We and our subsidiaries devote significant resources to maintaining and regularly upgrading our systems to implement technology that protects our networks against cyber-attacks. For example, we have implemented risk analysis processes and controls and have developed specialized teams in care and response to incidents (Computer Security Incident Response Team - CSIRT) to handle incidents and emergencies. These teams work in a coordinated manner in the face of joint threats. Although we have experienced cyber-attacks in the past, such as malware and ransomware infections, which have required immediate attention from CSIRT and resulted in some temporary interruptions to non-operational areas, these attacks have not had a material impact on our business. There can be no assurance that any future cyber-attacks will not occur, or how frequent such attacks could occur and what effect such events or perceived events could have on our business.

We also outsource certain services and, although we require that our service providers adhere to our security standards, we cannot assure you that any of our service providers will not experience cyber-attacks that would affect the provision of our services or interrupt our business. In the event of a breakdown or improper operation of our or a third party’s systems or improper or unauthorized action by third parties or our employees, we could suffer financial loss, an impairment to our liquidity, a disruption of our businesses, regulatory sanctions or damage to our reputation. While many of our agreements with third party vendors include indemnification provisions, we may not be able to recover sufficiently, or at all, to adequately offset any losses. Furthermore, although we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses.

If one or more of these events occur, it could result in a security impact on our systems and jeopardize our or subsidiaries customers’, or counterparties’ personal, confidential, proprietary or other information processed, stored in, and transmitted through our and our third-party providers’ computer systems. Furthermore, such events could cause interruptions or malfunctions in our or our subsidiaries customers’, counterparties’ or third parties’ operations, which could result in reputational damage with our or our subsidiaries customers’, reduced demand for our services and products, additional costs to us (such as repairing systems, adding new personnel or technologies), regulatory investigations, litigation or enforcement, or regulatory fines or penalties, all or any of which could adversely affect our business, financial condition or results of operation.

Given the increasing sophistication of cyber-attacks, a cyber-attack could occur and persist for an extended period of time without detection. We expect that any investigation of a cyber-attack would be inherently unpredictable and that it would take time before such investigation is completed. During such time we would not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all or any of which would further increase the costs and consequences of a cyber-attack.

More generally, publicized information concerning security and cyber related problems could inhibit the use or growth of electronic or web-based applications or solutions as means of conducting commercial transactions. Such publicity may also cause damage to our reputation. As a result of any of the above, our business, financial condition or results of operations, and reputation could be adversely affected.

Our policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to fines and other liabilities.

We and our subsidiaries are required to comply with applicable anti-money laundering laws, anti-terrorism financing laws, anti-bribery and other regulations. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures, and to report suspicious or large transactions to the applicable regulatory authorities. While we and our financial institutions have adopted policies and procedures aimed at detecting and preventing the use of banking networks for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures may not completely eliminate instances where they may be used by other parties to engage in money laundering and other illegal or improper activities. If we or any of our subsidiaries fail to fully comply with applicable laws and regulations, the relevant government authorities to which they report have the power and authority to impose fines and other penalties. In addition, our businesses and reputation could suffer if customers use our financial institutions for money laundering or illegal or improper purposes.

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

Various banking institutions, which have recently been incorporated in Colombia, target the microcredit and small and medium enterprises segments. Local subsidiaries of international financial institutions have entered the market targeting corporate clients. The businesses of these new credit institutions may affect our market position in the individual, small and medium enterprises and our merchant banking operation. To a lesser extent, we also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), cooperatives, leasing and factoring companies, mutual fund and pension fund management companies and insurance companies.

In addition, the pace of consolidation in the Colombian and Central American financial services industry has increased, which may also increase competition in the markets where we operate. See “Item 4. Information on the Company—B. Business overview—Competition”.

Furthermore, our banking subsidiaries may face challenges as new competitors enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. New entrants could take advantage of regulatory arbitrage to compete with substantially lower cost structures. Non-traditional providers of banking services, such as Internet based e-commerce providers, mobile telephone companies, internet search engines and crowd-funding websites may offer and/or increase their offerings of financial products and services directly to customers. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. Technological advances and heightened e-commerce activities have increased consumers’ access to products and services, which has in turn intensified competition among banks and nonbanks in offering loans. Existing competitors and market entrants may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including innovation, digitalization and technological changes, our business may be adversely affected.

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

Our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of these opportunities is undermined by competitive pressures. As we expand the range of our products and services, some of which may be at an early stage of development in the Colombian and Central American market, we will be exposed to new and potentially increasingly complex risks and development expenses. Our employees and our risk management systems may not be adequate to handle such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all these factors, individually or collectively, could have a material adverse effect on us.

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

We are subject to reputational risk, and our reputation is closely tied to that of our controlling shareholder, our senior management and members of the Board of Directors, and that of our subsidiaries.

Damage to our reputation may limit our ability to attract customers, employees and investors. Harm to our reputation can arise from employee or former employee misconduct, legal and regulatory non-compliance, ethical issues, allegations of money laundering, and failing to deliver minimum standards of service and quality, among others. In particular, our success has been attributable, in part, to the high esteem in which our controlling shareholder Mr. Sarmiento Angulo, our president, Mr. Sarmiento Gutiérrez and our subsidiaries’ senior management and members of the Board of Directors are held in

Colombia. Reputation plays an integral role in our business operations, which are based on customer confidence and trust. If the public image or reputation of any of the foregoing is damaged as a result of negative publicity or otherwise, business relationships with customers of the entire group may deteriorate, which would adversely affect our results of operations and financial condition. Any perceived or real difficulties experienced by any one of our subsidiaries would harm the reputation of Grupo Aval as a whole, which would also have an adverse effect on our results of operations and financial condition.

We are controlled by Mr. Sarmiento Angulo, whose interests could differ from the interests of other common, preferred shareholders and ADS holders.

Mr. Sarmiento Angulo beneficially owns 97.3% of our common shares outstanding and 42.9% of our preferred shares outstanding, as of April 17, 2019, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The preferred shares do not have any voting rights and thus will not affect such control of our group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, as of April 17, 2019, he beneficially owns 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 10.9% of Corficolombiana.

Circumstances may occur in which Mr. Sarmiento Angulo may have an interest in pursuing transactions that, in his judgment, enhance the value of his several investments in the financial sector. These transactions may not necessarily be in Grupo Aval’s interest or that of its shareholders even if holders of the ADSs or the underlying preferred shares disagree. Due to his control, Mr. Sarmiento Angulo has, and will have, the power to:

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

In the future we may engage, as we have done in the past, in business and financial transactions with our controlling shareholder and other shareholders that may present potential conflicts of interest between our company and these shareholders. For example, we may incur indebtedness, or acquire shares in Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana from entities that are beneficially owned by Mr. Sarmiento Angulo. While we believe that these transactions will be carried out on an arm’s-length basis, commercial and financial transactions between us and our controlling shareholder could create the potential for, or could result in, conflicts of interests between us and our other shareholders. To the extent that the price we pay for any assets acquired from our controlling shareholder exceeds the market value of such assets or is not as productive a use of our cash as other uses, our results of operations and financial condition could be adversely affected.

Certain risks relating to our Central American operations

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Colombia.

We conduct banking businesses outside our historical home market of Colombia primarily through BAC Credomatic. Our Central American operations may involve risks to which we have not previously been exposed. Some of these operations are in countries that may present different or greater risks than those in Colombia. For example, BAC Credomatic has a significant consumer finance business, including credit card operations, in the Central American countries in which it operates. At December 31, 2018, BAC Credomatic’s consumer loan portfolio totaled U.S.$6.3 billion (Ps 20.4 trillion) (including mortgages, vehicles and other personal loans), which represented 38.8% of BAC Credomatic’s total loan portfolio, and U.S.$ 3.0 billion (Ps 9.6 trillion) in credit card loans, which represented 18.3% of BAC Credomatic’s total loan portfolio. We may face delays in payments by customers and higher delinquency rates in these countries, which could necessitate higher impairments for loan losses and, consequently, have a negative effect on our financial performance.

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

The credit card business is an important business segment for BAC Credomatic, representing 18.3% and 18.0% of its total loan portfolio for December 31, 2018 and 2017, respectively. The adoption of new laws and regulations or the revision of the current regulatory regime for credit cards in any of the jurisdictions in which BAC Credomatic operates may have an adverse effect on BAC Credomatic’s results of operations and financial condition.

BAC Credomatic and our Central American operations are subject to significant compliance risks in connection with a multi-jurisdictional regulatory regime.

BAC Credomatic’s businesses are subject to regulation under Costa Rican, Guatemalan, Honduran, Nicaraguan, Panamanian, Salvadoran, Grand Cayman, British Virgin Islands, Bahamian and U.S. federal, state and other foreign laws, regulations and policies. BAC Credomatic thus is subject to a multi-jurisdictional regulatory regime. In addition, any changes to the regulatory regime of one of the Central American countries may lead to corresponding changes to the regulatory regime of other countries in the region. BAC Credomatic’s businesses are regularly reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages.

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

Pursuant to Colombian law, the Colombian Central Bank has the power to intervene in the exchange market in order to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate, acting through a variety of mechanisms, including discretionary ones. During recent years, the Colombian Central Bank has employed a floating exchange rate system with periodic interventions. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. For example, the peso depreciated 8.9% against the U.S. dollar in 2018, appreciated 0.6% in 2017, appreciated 4.7% in 2016, depreciated 31.6% in 2015 and depreciated 24.2% in 2014. Unforeseen events in international markets, fluctuations in interest rates, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the Colombian peso, thereby decreasing the U.S. dollar value of the dividends paid to holders of the ADSs.

Restrictions on purchasing our preferred shares may affect the market liquidity of our preferred shares and ADSs.

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real, or “UVRs” (approximately U.S.$5,293.9), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 260.7 (U.S.$0.08) and 66,000 UVRs = Ps 17,203,942.8 at December 31, 2018). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

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

The market price of our ADSs and preferred shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including actual or anticipated fluctuations in our operating results, economic downturns, political events in Colombia, Central America or other jurisdictions where we operate, developments affecting the banking industry, exchange rates, changes in financial estimates by securities analysts or our failure to perform in line with such estimates, departures of key personnel, and sales of our preferred shares in the future, including by our banking subsidiaries who may have to sell our preferred shares obtained from investors who entered into loans with them to acquire our preferred shares in our offering of preferred shares in 2011, or the “Preferred Shares Local Offering”. Furthermore, common shares may be converted into preferred shares on a 1‑1 basis provided that our preferred shares do not exceed 50% of our total subscribed share capital. Preferred shares are available for deposit into the ADS Program.

Our banking subsidiaries extended credit through loans to finance the acquisition of preferred shares in the Preferred Shares Local Offering of which, nine loans, representing Ps 84.7 billion (U.S.$26.1 million), remained outstanding on December 31, 2018. The final loan will mature in 2021. Depending on the characteristics of the borrower, our banking subsidiaries may have required collateral, which may have included a pledge of the preferred shares that were subject to the financing. Such a pledge would permit our banking subsidiaries through a court procedure to seek the sale of the preferred shares if the borrower defaults. Our banking subsidiaries had, on an aggregate basis, pledges over 65,122,771 preferred shares (0.9% of our total preferred shares) related to loans made to third parties at December 31, 2018. All the loans are full-recourse loans. Under the terms of the pledges, each borrower is limited from selling the pledged shares until the loan is repaid. Under Colombian law, our banking subsidiaries must seek to sell any repossessed shares as banks are not permitted to hold shares issued by their parent. If changes in general economic conditions or other factors cause these borrowers to default on their loans, our subsidiaries will have to sell our preferred shares into the market, or alternatively, upon repayment of the loans, these borrowers will not be restricted from selling such shares in the market. As a result, the market price of our preferred shares and ADSs may decline.

Holders of ADSs and underlying preferred shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than those available in other jurisdictions, and our preferred shareholders have limited rights.

Holders of ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and Colombian law. Under Colombian law, holders of our preferred shares may have fewer rights than shareholders of a corporation incorporated in the United States. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, a holder of our preferred shares under Colombian law may have fewer alternatives to protect its interests relative to actions by our board of directors or executive officers, and these alternatives may be less well-defined than under the laws of those other jurisdictions.

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

Under Colombian law, a company may only distribute dividends to the extent such distribution is fully supported by accurate financial statements demonstrating the financial condition of the company. Any dividends distributed in violation of this provision may not be reclaimed from shareholders who received such payments in good faith, and any subsequent distribution of profits may be suspended. In addition, dividends may not be distributed until losses from previous fiscal years have been absorbed. Dividends must be approved at the ordinary annual shareholders’ meeting.

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

Holders of ADSs may encounter difficulties in exercising rights with respect to the preferred shares underlying ADSs. If we make a distribution to holders of underlying shares in the form of securities or rights to acquire securities, the depositary is allowed, in its discretion, to sell those securities or rights on behalf of ADS holders and instead distribute the net proceeds to the ADS holders   Also, under some circumstances, you may not be able to exercise your limited voting rights by giving instructions to the depositary.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the NYSE. We currently follow Colombian practices concerning corporate governance and intend to continue to do so. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. For example, Colombian law requires that at least 25% of our board of directors consist of “independent” directors within the meaning of Colombian law, whereas NYSE rules generally require that a majority of a domestic U.S. company’s board consist of “independent” directors within the meaning of NYSE rules. In addition, NYSE rules require non-executive directors of domestic U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Colombian law, and our non-executive directors do not meet formally without management present. See “Item 6. Directors, senior management and employees—C. Board practices—Principal differences between Colombian and U.S. corporate governance practices”.

Preemptive rights may not be available to holders of preferred shares or ADSs.

Colombian law and our by-laws require that, whenever we issue new common shares, we must offer the holders of common shares the right to subscribe a number of shares of such class sufficient to maintain their existing percentage ownership of our aggregate share capital. On the other hand, holders of preferred shares, including holders of ADSs, are entitled to preemptive rights only when so declared at a meeting of holders of our common shares. Our common shareholders may decide not to provide for such preemptive rights. Also, U.S. holders of ADSs may not be able to exercise their preemptive rights through JPMorgan Chase Bank, N.A., which acts as ADR depositary for our ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Although we are not obligated to do so, we or our shareholders, as applicable, could consider at the time of any preemptive rights offering the costs and potential liabilities associated with any such registration statement, the benefits to us from enabling the holders of the ADSs to exercise those rights and any other factors deemed appropriate at the time, and will then make a decision as to whether to file a registration statement. Accordingly, we might decide not to file a registration statement in some cases.

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

If holders of ADSs surrender their ADSs and withdraw preferred shares, they may face adverse Colombian tax consequences.

Although Colombian tax law does not specifically refer to the tax consequences applicable to an ADS holder withdrawing the underlying preferred shares, we believe, based on the advice of our Colombian counsel, that such a transaction should not result in a taxable event under Colombian law in the case of non-resident entities and non-resident individuals given the nature of the transaction. Nevertheless, this issue is not free from doubt, and the Colombian tax authorities may have a different interpretation of the law, or the law may change, and the Colombian tax authorities may assess taxes on the conversion of ADSs into preferred shares based upon the difference between the market value of the preferred shares and the adjusted tax basis of the ADSs. Furthermore, an investor who surrenders ADSs and withdraws preferred shares will be subject to income taxes on any gain associated with the sale of such preferred shares if such sale exceeds 10% of the issued and outstanding shares of the listed company during a taxable year.

Banking regulations, accounting standards and corporate disclosure applicable to us differ from those in the United States and other countries.

Colombian banking regulations may differ in material respects from regulations applicable to banks in other countries, including those in the United States. For example, in Colombia, we are not subject to regulations applicable to financial institutions, although our banking subsidiaries, Corficolombiana, Porvenir and certain of our other subsidiaries are subject to such regulations. As of February 6, 2019, Grupo Aval is subject to supervision as the financial holding company of the Aval Financial Conglomerate. In addition, capital adequacy requirements for banks and financial conglomerates under Colombian regulations differ from those under U.S. regulations and may differ from those of other countries.

Colombia and other countries in which we operate have different corporate disclosure and accounting standards for our industry than those applicable in the United States. Financial reporting disclosure requirements in the jurisdictions in which we operate differ in certain significant respects from those required in the United States. There are also material differences between IFRS (as issued by the IASB) and Colombian IFRS. Accordingly, our separate financial statements may not be the same as the information available to holders of shares issued by a U.S. company. Furthermore, since January 1, 2015 we began preparing our financial statements in accordance with IFRS as issued by the IASB and, as a result, some of our financial data may not be easily comparable from period to period.

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

We are incorporated under the laws of Colombia, and all of our subsidiaries are incorporated in jurisdictions outside the United States. In addition, our executive offices are located outside of the United States. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets and the assets of most of our officers and directors are, and will most likely continue to be, located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve legal process within the United States upon us or any of these persons or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries where we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

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

Grupo Aval’s by-laws contain an arbitration provision that provides for the exclusive jurisdiction of an arbitral tribunal to be seated at the Bogotá Chamber of Commerce. The arbitration provision provides that any conflict arising among shareholders, or between shareholders and Grupo Aval, in connection with the by-laws must be resolved by the arbitral tribunal. See “Item 4. Information on the Company—B. Business overview—Service of process and enforcement of judgments”.

ITEM 4. INFORMATION ON THE COMPANY

A.          History and development of the company

Our company

We are Colombia’s largest banking group based on total assets and we are also the largest banking group in Central America based on total assets as of December 31, 2018. We provide a comprehensive range of financial services and products from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

As of December 31, 2018, 69.8% of our assets are recorded in our Colombian entities, and 30.2% in our Central American operations (through LB Panamá who consolidates BAC Credomatic’s operations). In terms of businesses, 88.7% of our total assets were consolidated assets from our banking subsidiaries, 10.1% were consolidated assets from Corficolombiana, and 1.2% were on-balance sheet consolidated assets of our pension fund manager, Porvenir. On a consolidated basis, Grupo Aval manages Ps 259.7 trillion of on-balance sheet assets, and Ps 238.6 trillion of off-balance sheet assets (assets under management).

The SEC maintains an internet website that contains reports, proxy, information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The Company's website address is www.grupoaval.com. The information contained on, or that can be accessed through, the Company's website is not part of, and is not incorporated into, this Annual Report.

Colombian operations

Our operations in Colombia currently consist of four commercial banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest merchant bank (Corficolombiana) and the largest private pension and severance fund manager (Porvenir). Our Red Aval (Grupo Aval network) is one of the largest networks of ATMs and branches in Colombia and has been a key element of our competitive positioning in the Colombian market. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red Aval (Grupo Aval network). On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Shareholders’ Agreement, as a result of which Grupo Aval became the direct controlling entity of Corficolombiana.

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

The following table show ROAA, ROAE, efficiency ratio and Colombian market share information of our Colombian banking subsidiaries, our aggregate operation and our principal competitors in accordance with Colombian IFRS on a separate basis.

	At and for the Year ended December 31, 2018
	Grupo Aval entities
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA
	Bogotá	Occidente	Popular	Villas	Aggregate (1)	Bancolombia	Davivienda	Colombia
	(in percentages)
ROAA(2)	3.3	1.1	1.2	1.2	2.4	1.8	1.5	0.9
ROAE(3)	16.8	9.8	11.5	11.2	14.9	12.6	12.2	13.4
Efficiency ratio(4)	36.8	50.3	58.8	57.0	44.8	46.1	43.0	42.2
Market share in Colombia:
Net income	29.2	4.0	2.9	1.7	37.8	28.1	12.4	5.7
Deposits	14.1	5.7	4.5	3.0	27.3	23.9	13.2	11.9
Gross loans and leases	12.2	6.0	4.3	2.5	25.0	26.3	15.3	10.3
Assets	14.6	5.7	3.9	2.2	26.4	24.9	13.7	10.0
Branches	12.0	3.8	3.8	5.3	24.9	12.7	10.3	8.3
ATMs	10.8	2.0	5.3	3.6	21.7	30.0	13.1	8.3

Source: Calculations for ROAA, ROAE and efficiency ratio are based on each entity’s respective separate financial statements in accordance with Colombian IFRS that are publicly available on the Superintendency of Finance website. Colombian market share information is based on separate data filed with the Superintendency of Finance, except for figures relating to branches and ATMs from Grupo Aval entities, which are derived from Grupo Aval data. Colombian market share data for Grupo Aval Aggregate is based on aggregate figures. For market share information on each of our banking subsidiaries see “—B. Business overview—Our operations”.

(1)	Ratios and market share data reflect aggregated separate data of Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas.
(2)	ROAA is calculated as net income divided by the average of month-end total assets.
(3)	ROAE is calculated as net income divided by the average of month-end total equity.
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

We have operations in six Central American countries (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá). We are the leading credit card issuer and merchant-acquiring franchise in Central America. At December 31, 2018, BAC Credomatic’s credit card portfolio totaled U.S.$3.0 billion (Ps 9.6 trillion), which represents a 6.5% increase from U.S.$2.8 billion (Ps 9.0 trillion) at December 31, 2017. At December 31, 2018, 83.3% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, Honduras, Guatemala and Panamá. The remaining 16.7% was distributed among El Salvador and Nicaragua.

Through a network of 742 branches, 2,062 ATMs and 8,646 other points of service at December 31, 2018, BAC Credomatic has more than 3.5 million customers and serves a region with a total population of approximately 48.8 million at December 31, 2018. Our Central American operations represented 30.2% of our assets at December 31, 2018. For the years ended December 31, 2018, 2017 and 2016, the efficiency ratio for BAC Credomatic was 50.9%, 51.7% and 54.8%, respectively.

We continue working to improve our performance in Central America and continue to improve BAC Credomatic’s efficiency and profitability ratios. The efficiency ratio of our consolidated Colombian operations was 39.6% for the year ended December 31, 2018, while the efficiency for our consolidated Central American operations was 51.0% for the same period. We also believe we can continue leveraging Grupo Aval’s expertise to increase BAC Credomatic’s share in corporate lending within Central America.

The following table shows the market shares of our Central American operations and that of our principal competitors in Central America.

	At December 31, 2018
		Bancolombia
	BAC	Central	Banco	Banco	Scotiabank
	Credomatic	America	General	Industrial	Central America
	(in percentages)
Central American market share:
Loans and leases, net	10.1	9.0	7.6	5.9	4.7
Assets	9.3	7.8	7.7	6.9	4.0
Deposits	9.4	7.9	7.3	6.3	4.3
Liabilities	9.2	7.8	7.5	7.1	4.0
Total equity	10.2	7.9	9.8	5.8	3.5
Net income	14.4	7.1	15.7	8.8	0.5

Source: Calculated based on data aggregated from the local superintendencies of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá.

Our business strengths

We believe that we have achieved our leading positions in the Colombian and Central American financial services industry through the following competitive strengths.

Strong track record of growth and resilient profitability

We believe that our leading position in the Colombian market, cross-bank synergies, economies of scale, low-cost funding and operating efficiencies have helped us achieve stable profits. Despite declines (as seen in 2017) mainly due to the economic cycle in Colombia, the resilience of our returns, both on our separate and consolidated financial statements results from the diversified loan portfolio provided by our multi-brand banking subsidiaries, a competitive and more stable cost of funding structure and solid coverage ratios of our past due loans. Our consolidated assets have grown at a compounded annual growth rate1 (CAGR) of 10.7% from January 1, 2014 to December 31, 2018. During the same period, our total liabilities have grown at a CAGR of 10.6% and our total equity has grown at a CAGR of 11.9%. We have historically accomplished our growth through both organic expansion (growing with the market, increasing the number of clients, deepening our share of any client’s exposure to the financial system and improving cross-selling) and strategic acquisitions.

Largest banking and financial services operator in most financial sectors in Colombia

We are the largest participant in the Colombian banking market with a market share of 26.4% of total assets and second largest market share of gross loans, 25.0%, at December 31, 2018. As of the same date we also have the largest market share of deposits, 27.3%. Our Red Aval has been a key element of our competitive positioning in the Colombian market. At December 31, 2018, our ATMs and branches represented 21.7% and 24.9% of total ATMs and branches in Colombia, respectively.

Through our digitalization strategy we have and will continue to work on the migration of transactions to digital channels, which might reduce or change the type of footprint we currently use to serve our customers, while maintaining and strengthening our service model.

Leading banking operations in Central America

BAC Credomatic is the leading financial group in Central America with a record of strong financial performance. Its ROAE was 15.4% for the year ended December 31, 2018 and 15.1% for the year ended December 31, 2017. BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. Its Credomatic brand has key alliances with major credit card networks, such as Visa,  MasterCard,  American Express and Diners Club, and has the only network in the region that processes all major credit card brands. BAC Credomatic’s market share in terms of net loans varies in the different countries as follows, as of December 31, 2018: 14.9% in Costa Rica, 14.1% in El Salvador, 11.5% in Guatemala, 14.4% in Honduras, 24.5% in Nicaragua and 5.7% in Panamá.

Diversified and competitive sources of funding

We have access to diverse sources of funding, including deposits and debt securities issued in Colombian and in the international capital and credit markets, which results in a competitive cost of funding for our operations. At December 31, 2018, our market share of total customer deposits in Colombia was 27.3%, supported by a 36.5% market share in checking accounts and a 26.7% market share in savings accounts. Our consolidated deposits represented 76.2% of our total funding at December 31, 2018 compared to 77.4% at December 31, 2017, which provides us with a stable and cost-effective funding base. Furthermore, the ratio of deposits to net loans (excluding Interbank and overnight funds), which was 102.1% as of December 31, 2018 and 100.9% as of December 31, 2017, is among the best of our peers. We believe that this funding base supports our initiatives to expand our businesses.

Sound credit risk management

We believe we have asset quality that is better and less volatile than that of our principal competitors. In accordance with Colombian IFRS, Grupo Aval’s aggregate ratio of loans past due more than 30 days over total loans was 3.9% at December 31, 2018, the lowest among our principal competitors on a separate basis (Bancolombia’s ratio was 4.8%, Davivienda’s was 6.0% and BBVA Colombia’s was 5.3%). We believe the recent credit cycle has steadily started to recover in Colombia, as demonstrated by our consolidated ratio of more than 90 days past due loans to total loans of 3.1% at December 31, 2018, down from 3.2% at September 30, 2018; the highest point since the 2.8% of a previous credit cycle registered at March 31, 2010. In addition, we believe that our reputation as a banking group that pursues conservative policies has

1   Calculated as the division of a value at the end of any given period by the value at the beginning of any previous period. The result is raised to an exponent of one divided by the number of periods between the two points in time. Finally, one is subtracted from the subsequent result.

allowed us to consistently retain and attract new customers. Each of our banking subsidiaries has a comprehensive credit risk management system, which we view as fundamental to their long-term stability and viability and enables them to identify risks and resolve potential problems on a timely basis. In addition, we have established upward loan reporting processes, and our risk management staff meets on a weekly basis to discuss the loan portfolio, risks, opportunities and developments in the industry.

Solid capital positions

Each of our banks is well-capitalized above the minimum capital adequacy mandatory ratios as calculated under Colombian capital adequacy regulations. We expect that our banks will also exceed minimum capital requirements when we migrate to post-crisis Basel III standards in 2020.

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

Focus on group-wide best practices

We apply group-wide best practices and corporate policies and procedures to all of our operating subsidiaries. These practices are designed to encourage a consistent approach with respect to effective risk management, efficient use of capital, cost control, brand management, general procurement and integration of information technology. We believe that these practices have helped us and will continue to help us achieve economies of scale and synergies to optimize operating and administrative costs. For the year ended December 31, 2018, we had a consolidated efficiency ratio of 43.1%, and our banking subsidiaries had consolidated efficiency ratios ranging from 47.0% (Banco de Bogotá) to 60.8% (Banco Popular).

Experienced management teams

Our qualified and experienced management teams, both at Grupo Aval and at its operating subsidiary levels, have played a key role in guiding our growth. Our chairman, Mr. Sarmiento Angulo, has over 60 years of business experience, including over 45 years in the banking and related financial services industry. Our president, Mr. Luis Carlos Sarmiento Gutiérrez, has over 20 years of experience in the banking and related financial services industry and over 30 years of business experience as an executive in Colombia and the United States. Our and each of our operating subsidiaries’ management teams are dedicated to formulating and executing business strategies through a culture of excellence, innovation and cooperation, which has served as our guiding vision throughout the various acquisitions and initiatives undertaken by Grupo Aval.

In 2018, we strenghthened our management team with the addition of CEOs at two of our entities. Mr. César Prado, former Superintendent of Finance and President of Fiduciaria Bogotá was appointed as President of Banco de Occidente and Mrs. Maria Lorena Gutiérrez, former Minister of Commerce of Colombia was appointed as President of Corficolombiana.

Our strategy

Our overall objectives are to build upon our competitive strengths to pursue opportunities for growth and to enhance our long-term financial performance. To achieve these objectives, we intend to pursue a strategy with the following key elements:

Further penetrate the Colombian market

Despite the recent slowdown in the growth of the economy driven by the drastic decline in oil prices seen in 2014 and 2015, we believe that after the necessary fiscal adjustments, Colombia is a country with strong fundamentals that has the ability to return to a path of higher growth rates. In such a scenario we can benefit from an increase in GDP per capita and thus in banking penetration. As part of Colombia´s leading group, and drawing upon Grupo Aval’s multi-brand business model, we believe that we are very well positioned to adjust to the current conditions and take advantage of a stronger economic growth.

Continue capitalizing on synergies and improving efficiencies

We pursue opportunities to create synergies among Grupo Aval affiliates and at BAC Credomatic and leverage their combined strength. We focus on working on group-wide projects, in particular on digital banking and process digitization through our digital labs (Aval Digital Lab and Banco de Bogotá’s Digital Lab, which merged together in 2018), information technology, network integration (such as Red Aval) and procurement of goods and services, which, should allow us to achieve economies of scale by involving all of our subsidiaries under a single umbrella. We believe that these efforts have contributed and will continue to contribute to improve our efficiency.

Expand our services and product offering and diversify our sources of income

We believe we offer the most comprehensive range of banking services and products in Colombia, and we continually seek to expand these offerings to meet evolving customer needs and enhance our profitability. We think we can continue to capture additional revenue by (i) improving our market share in profitable segments and products where we have potential to grow organically given our existing market position (such as credit cards and mortgage loans, where we have a market share of 20.8% and 12.7% as of December 31, 2018, respectively); (ii) launching existing and new products (such as digital accounts) to serve new segments (such as the underbanked population); and, (iii) improving our product and service offering through their digitization. In addition, we are also expanding our cross-selling efforts to our 12.1 million banking clients and our 13.3 million pension and severance fund clients in Colombia as of December 31, 2018.

Furthermore, we continue to implement initiatives to increase our non-interest income, which consists primarily of net fee income and income from our non-financial operations. For the year ended December 31, 2018, net fee income accounted for 24.5% of our consolidated total income before net impairment losses (excluding Other in Other income). We believe we can increase non-interest income in future periods by, for example, expanding our offering of bancassurance products (i.e., bank-offered third-party insurance products) through our distribution networks and credit card fee income by increasing credit card loan volume across all of our banks and by growing our investment banking efforts. With regards to the income from our non-financial operations, we believe that our equity investments in strategic sectors such as energy and gas, infrastructure and hotels will continue to contribute sustainable income to our bottom line.

We will pursue initiatives to extend our banking services to under-penetrated segments of the Colombian population that have low usage or that do not currently use banking services by developing low cost products such as “Cuentas de Ahorro de Trámite Simplificado”, or “CATS,”, “Cuentas de Ahorro Electrónicas” or “CAES” and Electronic Deposits, which are savings accounts with lighter requirements for the account opening process, which will be offered by our banking subsidiaries in Colombia and by Aval Soluciones Digitales, the first SEDPE (Specialized Companies In Deposits And Electronic Payments) created by a financial institution in the country, cost-effective service channels, such as Corresponsales Bancarios and online/mobile banking and risk management tools.

Further penetrate the Central American market

We plan to continue executing our multi-brand business model and maintain the BAC Credomatic brand. We intend to capitalize the Central American market in the current economic scenario and despite the contraction seen in countries such as Nicaragua. In order to improve operational efficiency and increase market share in key sectors, we intend to continue to share our group-wide commercial and operational standards and best practices with BAC Credomatic, while capitalizing on its regional expertise, brand recognition, customer base, and financial services and products, such as credit card issuance and merchant-acquiring businesses.

Pursue other selected acquisitions and increase our controlling interests in our subsidiaries

We have a proven track record of identifying, acquiring and integrating interests in companies we believe have strategic value to us. We are interested in expanding our businesses in Colombia, Central America and into other strategic markets. We will continue to seek opportunities to further expand into new geographies and will evaluate potential acquisition targets that would enable us to grow and consolidate our franchise through the services and products we offer and the markets we can access. We actively consider additional strategic investments, alliances and acquisitions, principally in Colombia, Central America and other selected Latin American countries, which may materialize, if we believe they will generate value, complement our strategic goals, be accretive and will not hinder our technical capital position. We may also continue acquiring additional shares to increase our controlling interests in our subsidiaries as we have done in 2016, 2017 and 2018. During 2013 we expanded our operations in Central America with the acquisitions of BBVA Panamá (now merged into BAC International Bank, Inc.) and Grupo Reformador (now merged into Banco de América Central S.A. (Guatemala)) and in the Colombian Pension Fund business with the acquisition of AFP Horizonte (merged into Porvenir). During 2016, we expanded Banco Popular’s business with the acquisition of the Colombian credit card loan portfolio and users of Ripley – Compañía de Financiamiento Comercial. During 2017 we acquired, through Corficolombiana, an additional 40% stake in both Covipacífico (Concesionaria Vial del Pacífico S.A.S.) and in Covimar (Concesionaria Nueva Vía al Mar S.A.S.); Corficolombiana gained controlling interest in Covipacífico after the transaction. After the transaction, Corficolombiana owns 89.9% of Covipacífico and 100.0% of Covimar.

Oversight

As the holding company of our group and of the Aval Financial Conglomerate, we closely monitor the performance of our banks, Corficolombiana, Porvenir and BAC Credomatic. We actively participate in developing each banking subsidiary’s long-term business and strategic plan, and we require each of our banking subsidiaries to present a yearly budget, main initiatives and profitability targets. In addition, we make recommendations for setting the compensation of top management in each of our banking subsidiaries annually, and link incentive compensation to achieving budget goals and other financial and strategic performance targets.

Our banking subsidiaries, Porvenir and Corficolombiana are required to report their financial and commercial performance to us on a regular basis, including monthly detailed information. We monitor the performance of our banks against their respective budgets and the performance of our competitors. This systematic control process is complemented by ad-hoc analyses of key commercial and operational drivers, such as loan growth and the loan portfolio quality of each banking subsidiary relative to the others and our competitors. When a banking subsidiary deviates from its plan or when weaknesses are identified, we meet with the respective bank’s management to discuss remedial measures and a course of action. Similarly, when a banking subsidiary finds itself in a new or challenging situation, we cooperate to assess and respond to these challenges. Our senior management and management of the banking subsidiaries meet at least twice a month to discuss strategy, opportunities and current operations.

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

Strategic focus

From time to time, our banks explore merger and acquisition opportunities and, as part of its equity portfolio management activities, Corficolombiana makes investments in strategic sectors. Through areas such as our vice presidency of finance and our vice presidency of strategy, we provide support to our banking subsidiary management teams in identifying opportunities, negotiating favorable outcomes and implementing acquisitions. We independently assess a prospective target’s strategic fit with the acquiring banking subsidiary and within our group as a whole. In addition, we explore new business initiatives and often recommend new product lines and services to our banks, such as bancassurance, and provide assistance to our banks in evaluating, negotiating and implementing acquisitions such as Banco de Bogotá’s acquisition of Megabanco and BAC Credomatic, Banco de Occidente’s acquisition of Banco Unión, Banco Popular’s acquisition of the credit card loan book and users of Ripley – Compañía de Financiamiento Comercial and the acquisition of AFP Horizonte led by Porvenir. Our acquisitions of BAC Credomatic, BBVA Panamá (merged into BAC International Bank, Inc.) and Grupo Reformador (merged into Banco de América Central S.A. (Guatemala) reflect our approach to identifying and pursuing growth opportunities outside of our existing portfolio.

Credit risk management

Although each banking subsidiary is responsible for its credit decisions and risk management, we oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in the industry, risks and opportunities. For potential loan transactions that would result in an aggregate exposure to a single issuer in excess of Ps 30 billion on a consolidated basis at the group level depending on the risk rating, our risk management staff will evaluate the transaction and will often make recommendations with respect to the structure of the loan (such as tenor, guarantees, interest rates, commissions and covenants). We also coordinate loan syndications among our banks to effectively leverage the combined equity of our banks and manage any risk issues. For a discussion of our risk management guidelines, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk management”.

Marketing and Corporate Image

Our centralized marketing strategy in Colombia pursues two main objectives: to increase the competitiveness of our banks and to strengthen our corporate image, while differentiating the identities of each of our entities. To achieve these objectives, we negotiate with third parties for the provision of certain marketing services and to design and implement advertising and marketing campaigns for certain services and products from our banking subsidiaries in Colombia. We have set up marketing guidelines and pursue communications that increase the exposure of our brands and those of our subsidiaries.

Network integration

Each banking subsidiary is responsible for its information technology systems and distribution network; however, we seek to maximize the effectiveness of our distribution network and the levels of customer service and customer retention across all our banks through our Red Aval (Grupo Aval network), which connects all of our Colombian banks’ networks. Our network allows each of our banking subsidiaries’ customers to access basic banking services at any ATM or branch office in any of our banks. Although each banking subsidiary maintains its own information technology system, Grupo Aval works to identify potential synergies and assists in the implementation of technology and products developed at the Grupo Aval level within our banks, and the standardization of technology and processes across our banks. For example, we are developing a new technology model based on service-oriented architecture for our institutions. For a discussion of our current technology projects, see “—B. Business overview—Other corporate information—Technology”.

Digital Strategy

Grupo Aval works to identify and capture synergies between our banking subsidiaries. In order to contribute to this objective, in 2018 Grupo Aval consolidated Aval Digital Lab (“ADL”) as the strategic platform that leads the digital transformation, guided by the Chief Digital Officer, who is in charge of aligning our banking subsidiaries with a shared vision for a digital future.

As of December 31, 2018, ADL has created an ecosystem that aligns the digital strategy with the digital capacities of each of our Colombian banking subsidiaries, with the aim to digitize their products, channels and processes in order to achieve operational efficiency and create more innovative products and services. By the fourth quarter of 2018, ADL had incorporated the knowledge and experience of Banco de Bogotá Digital Lab, increasing the efficiency and capabilities for new products design.

This strategy has allowed Grupo Aval to expand its portfolio to 10 digitized products for its banking subsidiaries, facilitating the creation of 117,600 digital saving accounts and 46,400 digital loans, as of December 31, 2018. Additionally, the digital transactional channels are being redesigned to facilitate the execution of high-frequency monetary and non-monetary transactions, improving the user experience. In accordance with this strategy, the Chief Digital Officer is working on the following corporate objectives:

•	Development of all proprietary digital products, with focus on the unique strategic priorities of each banking subsidiary and opportunities for synergy;
•	End-to-end digitization of the banking experience for our individual and corporate clients spearheaded by Aval Digital Lab;
•	Gathering and understanding big data through advanced analytics across our banking subsidiaries;
•	Improvement of digital infrastructure to facilitate an end-to-end banking experience; and
•	Optimization of the service models and transactions of our banking subsidiaries, enabling the banks to adapt to the preferences and needs of our clients as efficiently as possible.

Our Markets

Colombia

The majority of our operations are located in Colombia, representing 72.2% and 69.0% of our net income attributable to owners of the parent and gross loan portfolio, respectively, and in the six countries in Central America, representing 27.8% and 31.0% of our net income attributable to owners of the parent and gross loan portfolio, respectively, in each case as of and for the year ended December 31, 2018.

In the last few years, the Colombian financial system has proven to be resilient despite a difficult macroeconomic scenario. The decline in oil prices that began in 2014 had severe impacts on Colombia mainly in the fiscal balance and the GDP growth. First, as oil represented close to 50% of the exports in 2014, the decline in the price of the commodity brought with it a severe current account deficit which peaked at 6.3% in 2015. Second, the currency suffered severely taking the exchange rate from approximately Ps 1,850 per U.S. dollar in mid-2014 to more than Ps 3,300 per U.S. dollar in February 2016. Third, inflation increased from a stable 3% level in mid-2014 to close to 9% in July 2016, mainly driven by a pass-through effect, but also affected by a severe drought caused by the El Niño climatic phenomenon and the longest truckers’ strike in the country’s history. Fourth, the government saw a decline of close to 20% of its total revenues originated from oil-related activities (taxes paid by the oil sector and dividends paid by Ecopetrol) which implied a deterioration of the central government fiscal deficit from 2.3% of GDP in 2013 to a high of 4.0% of GDP in 2016. In order to reduce the fiscal deficit and comply with the Fiscal Rule (Law 1473 of 2011), the government has passed three fiscal reforms in the last 4 years: Law 1739 in December 2014, Law 1819 in December 2016 and, most recently, Law 1943 in December 2018. To control inflation and inflation expectations, the Central Bank had to pursue a contractionary monetary policy taking its intervention rate from 4.50% in 2015 to 7.75% in 2016 (the Central Bank rate currently stands at 4.25% after inflation was contained within the Central Bank’s target range).

Furthermore, the economy decelerated and grew at only 2.1% in 2016 and 1.4% in 2017, the slowest pace since the global financial crisis in 2009. Nevertheless, the economic recovery began in 2018 with a GDP growth of 2.7%. With the deceleration in the economy, the financial system adjusted and decelerated loan growth and despite seeing a pickup in its

30 and 90 days past due loans that required higher provision expenses. The financial system’s net income results were relatively stable and thus did not imply a deterioration of capitalization ratios. The volume of loans in the banking system, adjusted for securitized mortgage loans, grew 5.9% year-over-year at December 31, 2018, lower than 12.0% year-over-year registered in December 31, 2016 and 6.2% year-over-year in December 31, 2017, while delinquency ratio rose to 4.6% in December 31, 2018, from 4.3% in December 31, 2017.

However, Colombia’s adjustment to these large external and domestic shocks is well under way, with economic growth outpacing the regional average and achieving further improvements in poverty and inequality. The current account deficit fell to 3.3% of GDP in 2017, but recent devaluation of the Colombian peso and a wider deficit in trade balance at the end of last year, rose it to 3.8% in 2018; the currency stabilized at an annual average of Ps 2,956 per U.S. dollar in 2018; twelve-month inflation fell to 3.15% by January 2019 from 9.0% in July 2016 (within the Central Bank’s target range of 2% to 4%); the central government fiscal deficit improved to 3.1% of GDP in 2018 and it is expected to improve further to 2.4% of GDP in 2019 (even though it would be necessary some cuts to Government expenditures), and the Central Bank has cut its policy rate decreased by 350 basis points since December 2016 to 4.25% by February 2019.

The 2.7% GDP growth of Colombia for 2018, while low, compares favorably to the Latin American average of 1.1%.

According to data from the IMF, at December 31, 2018, Colombia’s population and economy were the third and fourth largest in Latin America, respectively. According to DANE, in 2018 Colombia’s population was approximately 49.8 million people and its nominal GDP was an estimated Ps 976.1 trillion (U.S.$330 billion, using the average exchange rate for 2018), according to the IMF. Colombia’s nominal GDP per capita increased from Ps 7.9 million in 2005 (U.S.$3,384 using the average exchange rate for that year) to an estimated Ps 19.8 million in 2018 (U.S.$6,699 using the average exchange rate for that year), according to the IMF. This increase in nominal GDP per capita has allowed banks to grow at a faster pace than the economy without experiencing severe credit cycles, which suggests that there is still further room for growth.

According to data from the World Bank, banking penetration remains low in Colombia (49.4% in 2017), when compared to other countries of the region, such as Brazil (59.7% in 2017) and Chile (112.6% in 2017). Higher GDP, lower informality and an increase in GDP per capita can help improve Colombia’s banking penetration.

Central America

Central America, a region of approximately 48.8 million people, is currently serving as a diversifying source of income that stabilizes any potential negative impact derived from a slower growing economy in Colombia. During 2018, Central American GDP growth was 2.7%, in line with the 2.7% of Colombia, partly as a result of the previous shock in the terms of trade of Colombia, after the drop in oil prices between 2014 and 2016 (these countries are net importers of oil), and partly as a result of an increase in productivity.

We continue to view this region as having organic and inorganic growth potential, supported by low banking penetration (ratio of domestic private sector credit to GDP of 57.1% in 2017) and increasing GDP per capita.

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

•	In 1996, Banco Popular was acquired from the Colombian government through a privatization process;
•	In 1997, Mr. Sarmiento Angulo acquired Corporación de Ahorro y Vivienda Ahorramas, which was later merged with Corporación de Ahorro y Vivienda Las Villas in 2000 and became Banco AV Villas in 2002;
•

In 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions into Grupo Aval. The Red Aval (Grupo Aval Network) was also established in 1998 to provide an integrated service network of branches and ATMs;

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
•

In 2011, we registered our preferred shares with the SEC and concluded our first offering of our preferred shares pursuant to a preemptive rights offering in Colombia, raising Ps 2.1 trillion (U.S.$1.1 billion) in gross proceeds;

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

•

On January 17, 2014, we completed our third public offering of common shares pursuant to a preemptive rights offering, or the “Common Share Rights Offering”, raising Ps 2.4 trillion (U.S.$1.3 billion);

•

In September 2014, we completed a SEC-registered initial public offering in the United States. We raised Ps 2.6 trillion (U.S.$1.3 billion) in gross proceeds. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “AVAL” on September 23, 2014.

•

On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente, Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held a 38.3% equity interest in Corficolombiana, controlled Corficolombiana.

•

During 2017, Grupo Aval issued its sixth bond issuance in the local market. Banco de Bogotá completed a Ps 1.8 trillion (U.S.$ 600 million) senior bond issuance due in 2027 in the international market.

•	On December 4, 2018, Aval Soluciones Digitales S.A. received an operating license issued by the Superintendency of Finance, to act as the first SEDPE created by a financial institution in Colombia.
•

On December 31, 2018, our controlling shareholder registered Grupo Aval and some of its subsidiaries as part of the Sarmiento Angulo´s economic group (Grupo Empresarial Sarmiento Angulo) before the Chamber of Commerce of Bogotá.

•

On February 6, 2019, Law 1870 of 2017 came into force and Grupo Aval officially became the holding company of the Aval Financial Conglomerate (which includes aside from the holding company, all of the financial subsidiaries of the group) and as such is now under surveillance of the Superintendency of Finance.

B.          Business overview

Our operations

We conduct our operations through our four banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), our merchant bank (Corficolombiana), a pension and severance fund manager (Porvenir) and our Central American banking group (BAC Credomatic).

Source: Company data at December 31, 2018. Porvenir is held in Banco de Bogotá as follows: 36.5% through Banco de Bogotá and 10.4% through Fiduciaria Bogotá. Porvenir is held in Banco de Occidente as follows: 24.2% through Banco de Occidente and 8.9% through Fiduciaria de Occidente.

In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, he beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 10.9% of Corficolombiana, at April 17, 2019. Mr. Sarmiento Angulo’s beneficial ownership in Corficolombiana increased during 2018, as he exercised his right to capitalize the company after Grupo Aval decided not to subscribe its preferred subscription rights and assigned such right to all of its common and preferred shareholders.

Colombian Banking Operations

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution. As of December 31, 2018, Banco de Bogotá had a market share of 14.1% of deposits and 12.2% of gross loans. At and for the year ended December 31, 2018, Banco de Bogotá had total assets of Ps 163.3 trillion and net income attributable to controlling interest of Ps 2.9 trillion on a consolidated basis in accordance with IFRS. Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 664 branches and 1,742 ATMs in Colombia at December 31, 2018. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 15.9% of commercial loans at December 31, 2018. Following its 2006 acquisition of Megabanco, and focusing its strategy of increasing penetration in that segment, Banco de Bogotá expanded its consumer banking business and now has a market share of 9.0% of consumer loans in Colombia as of December 31, 2018. In 2012, Banco de Bogotá entered the mortgage business and had a market share of 5.6% at December 31, 2018.

Banco de Occidente is the sixth largest bank in Colombia in loans, with a market share of 6.0% at December 31, 2018. It focuses on mid-size and small and medium sized (SME) corporate customers, state-owned entities and high net-worth customers and has a diversified revenue stream. For the year ended December 31, 2018, on a consolidated basis its loan portfolio was distributed as follows: 32.5% in consumer and auto lending; 57.4% in corporate and public sector lending; and 10.1% in SMEs. Banco de Occidente had market shares of 7.6% of commercial loans and 5.3% of consumer loans at December 31, 2018.

Banco Popular is the eighth largest bank in Colombia in loans with a market share of 4.3% at December 31, 2018. Banco Popular operates primarily in the consumer and public sector businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to pensioners and public sector employees. Banco Popular achieved better returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which has resulted in consumer loans with a substantially lower-risk profile for consumer loans (consumer past-due loans of 2.8% compared to a banking system average of 5.2% at December 31, 2018).

Banco AV Villas continues to evolve from being a traditional mortgage lender to a diversified full-service consumer bank targeting middle- and low-income customers. Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas had a market share of 3.0% of deposits, 2.5% of loans, 4.9% of consumer loans and 3.6% of mortgages at December 31, 2018.

Generally, following a period of declining interest rates, as seen in Colombia between 2016 and 2018, consumer banks such as Banco Popular and Banco AV Villas see their net interest margin expand as their consumer loan book is less sensitive to rate cuts than its funding. In contrast, corporate banks such as Banco de Bogotá and Banco de Occidente see their net interest margin contract, as their corporate loan books reprice in tandem with the declining benchmark rates.

Merchant Banking

Corficolombiana is the largest merchant bank in Colombia based on total assets as of December 31, 2018. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as leasing and trust, among others. Corficolombiana’s ROAE was 37.3%, 6.8% and 10.1%, for the years ended December 31, 2018, 2017 and 2016, respectively, based on its consolidated financial statements. Its results for 2016, 2017 and 2018 were negatively affected by impairments associated with its indirect investment in Concesionaria Ruta del Sol (“CRDS”) and loan impairments related to its exposure to Electricaribe. The increase in returns observed in 2018 resulted from a strong performance of non-financial companies and the progress of the construction phase of three of its four 4G toll road concessions (ascribed to the concesiones de cuarta generación program as defined by the Colombian Government). For further detail on CRDS, see Note 14 to the audited consolidated financial statements.

Pension and Severance Fund Management Administration

Porvenir is the leading private pension and severance fund management business in Colombia, based on assets under management, with a 42.8% market share of assets under management as of December 31, 2018. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Based on separate data prepared under Colombian IFRS, at December 31, 2018, Porvenir was the most profitable and efficient pension and severance fund manager in Colombia, with an ROAE of 19.1% and an efficiency ratio of 40.3%. It serves 13.3 million pension and severance funds clients and manages Ps 132.6 trillion in assets.

Central American Operations

BAC Credomatic is the leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá. BAC Credomatic is a full-service financial institution with one of the leading credit card issuance and merchant-acquiring franchises in Central America. It has achieved processing volumes of U.S.$20,330.2 million (Ps 66,068.2 billion) for the year ended December 31, 2018 and U.S.$19,232.9 million (Ps 62,502.1 billion) for the year ended December 31, 2017, in the merchant acquiring business. BAC Credomatic’s ROAE was 15.4% in 2018 and 15.1% in 2017.

Competition

We operate in competitive markets. Our principal competitors in Colombia are Bancolombia, Davivienda, and BBVA Colombia, which are the three leading banking groups following Grupo Aval.

We are the market leader in Colombia in terms of market share of deposits, assets and our distribution network by branches. Recently, we have outperformed one or more of our principal competitors under key operational metrics such as the ratio of loans past due more than 30 days over gross loan portfolio and operational efficiency. We believe that these results have been achieved due to our banks’ historically strong franchises, results-oriented philosophy and the Grupo Aval multi-brand business model.

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

Market share and other data from separate financial information

The following market share and other data comparing us and our banking subsidiaries to our competitors is based on information derived from separate financial information reported to the Superintendency of Finance by commercial banks based on Colombian IFRS.

Deposits

At December 31, 2018, Grupo Aval Aggregate had the largest market share of total deposits in Colombia, with a market share of 27.3%. As of the same date our principal competitors—Bancolombia, Davivienda and BBVA Colombia—had market shares of 23.9%, 13.2%, and 11.9%, respectively.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2018.

	At December 31, 2018
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate(1)	Bancolombia	Davivienda	Colombia	market
	(in percentages)
Checking accounts	36.5	23.4	10.0	12.9	17.1
Savings accounts	26.7	26.5	12.6	10.7	23.5
Time deposits	24.6	21.0	15.2	13.0	26.2
Total deposits	27.3	23.9	13.2	11.9	23.6

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.

At December 31, 2018, deposits represented a larger share of our total funding than that of most of our principal competitor banks, and we had a higher concentration of checking accounts. The table below presents the total funding mix of the market at December 31, 2018.

	At December 31, 2018
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate(1)	Bancolombia	Davivienda	Colombia	market
	(in percentages)
Funding:
Deposits	79.8	74.7	70.6	84.4	68.4
Other funding(2)	20.2	25.3	29.4	15.6	31.6
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	19.6	14.4	11.1	15.9	10.6
Savings accounts	45.4	51.4	44.2	41.6	46.2
Time deposits	35.0	34.1	44.7	42.4	43.2
Total deposits	100.0	100.0	100.0	100.0	100.0
Average funding cost: (3)
Average deposit cost	3.5	3.3	3.7	4.3	4.0
Average other funding cost	4.7	5.0	5.6	4.6	3.9
Average total funding cost	3.8	3.8	4.2	4.4	4.0

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.
(2)	Other funding includes interbank borrowings and overnight funds, borrowings from banks, bonds issued and borrowings from development entities and other deposits.
(3)	Average balances calculated using end of month separate information for the year ended December 31, 2018.

Loans

At December 31, 2018, we had the second largest market share of total loans in Colombia, with a 25.0% market share. As of the same date, our principal competitor banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 26.3%, 15.3% and 10.3%, respectively.

The following table presents a breakdown of the market share of our loan portfolio by category at December 31, 2018.

	At December 31, 2018
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate(1)	Bancolombia	Davivienda	Colombia	market
	(in percentages)
Commercial and leases	27.7	33.4	13.7	7.3	17.8
Consumer and leases	27.8	17.6	14.0	13.0	27.5
Microcredit and leases	3.2	5.2	0.5	0.0	91.1
Mortgages and leases	12.7	20.5	27.3	18.2	21.3
Total	25.0	26.3	15.3	10.3	23.1

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.

The following table shows the breakdown of our loan portfolio and that of our competitors at December 31, 2018.

	At December 31, 2018
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate(1)	Bancolombia	Davivienda	Colombia	market
	(in percentages)
Commercial and leases	60.9	69.6	49.1	39.1	42.4
Consumer and leases	31.7	19.0	26.0	36.1	33.9
Microcredit and leases	0.4	0.5	0.1	0.0	10.9
Mortgages and leases	7.1	10.8	24.8	24.7	12.8
Total	100.0	100.0	100.0	100.0	100.0

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.

Loan Portfolio Quality

We believe that the credit quality of our loan portfolio compares favorably against our principal competitors. The following table presents credit quality metrics for our loan portfolio at the dates indicated.

	Loans past due more	Loans rated C, D, E	Gross provision	Net provision	Allowance / loans
	than 30 days / gross	/ gross loan	expense / average	expense / average	past due more
	loan portfolio	portfolio(2)	gross loan portfolio	gross loan portfolio(3)	than 30 days
Colombian IFRS	For the year ended December 31, 2018
	(in percentages)
Banco de Bogotá	4.3	7.9	4.2	2.8	133.6
Banco de Occidente	4.3	7.9	4.7	3.0	122.2
Banco Popular	2.6	4.1	3.4	1.5	194.5
Banco AV Villas	3.6	4.3	4.7	3.0	129.7
Grupo Aval aggregate(1)	3.9	6.9	4.2	2.6	137.0

Bancolombia	4.8	7.7	6.0	3.0	146.1
Davivienda	6.0	7.3	5.4	3.5	90.2
BBVA Colombia	5.3	6.5	4.6	2.5	122.0
Rest of the Colombian market	5.6	7.4	5.6	3.2	116.1

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.
(2)	For further information about loan classification categories, see “Item 11. Quantitative and Qualitative disclosure about risk—Credit Classification and Provisioning”.
(3)	Net provision expense is defined as gross provision expense minus recoveries of charged-off loans.

Branches and ATM Network

Through our banking subsidiaries, we have the largest branch network in Colombia, with 1,382 branches and 3,508 ATMs at December 31, 2018. The following table presents the distribution of branches and ATMs across the market at December 31, 2018.

	At December 31, 2018
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate(1)	1,382	24.9%	3,508	21.7%
Bancolombia	704	12.7%	4,859	30.0%
Davivienda	570	10.3%	2,124	13.1%
BBVA Colombia	462	8.3%	1,345	8.3%
Rest of the Colombian market	2,432	43.8%	4,350	26.9%

Source: Company calculations based on separate information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries.

(1)	Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.

Pension and severance fund management – Porvenir

Porvenir is the leading private pension fund manager in Colombia in terms of assets under management and has the largest share of earnings in the private pension and severance fund management market in Colombia. Porvenir’s principal private competitors are other pension fund managers, including Protección, Colfondos and Old Mutual.

Porvenir also has the largest share of individual customers of privately managed mandatory pension funds and has a higher ROAE than the average of the Private Pension Fund Managers in Colombia in 2016, 2017 and 2018.

The following table presents the market shares of the main market participants with respect to assets under management and individual customers of mandatory pension funds at December 31, 2018, and net income for the year ended December 31, 2018.

	At and for the year ended December 31, 2018
	Porvenir	Protección	Colfondos	Old Mutual
	(in percentages)
Individual customers to pension funds:
Mandatory	57.3	29.7	12.3	0.7
Severance	55.8	33.4	10.2	0.6
Voluntary	25.0	57.0	6.7	11.4
Total	55.9	31.7	11.5	1.0
Assets under management:
Mandatory	44.2	36.1	13.5	6.2
Severance	48.2	38.8	10.6	2.5
Voluntary	22.2	42.7	6.2	28.9
Total	42.8	36.7	12.8	7.6
Net income:	56.2	32.0	3.6	8.2

Source: Information published by the Superintendency of Finance. Information does not include data from third-party pension liability funds, which do not comprise a material portion of the market. Net income calculated under Colombian IFRS.

Merchant banking—Corficolombiana

Corficolombiana was the largest merchant bank in Colombia in terms of assets and equity at December 31, 2018. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. Corficolombiana also faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities and equity at the dates indicated at December 31, 2018.

Colombian IFRS	Assets	Liabilities	Equity
	(in percentages)
Corficolombiana	77.5	91.4	67.1
Banca de Inversión Bancolombia S.A.	11.0	0.3	19.0
J.P. Morgan Corporación Financiera S.A.	5.7	6.4	5.2
BNP Paribas Colombia Corporación Financiera S.A.	1.8	1.8	1.8
Corporación Financiera GNB Sudameris S.A.	4.0	0.1	6.9

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

CUSTOMERS
Banco de Bogotá
Banco de Occidente
banco popular
Banco AV Villas
Grupo AVAL
Corporate
SMEs
Micro businesses
Affluent costumer market
Mass consumer market
PRODUCTS
Commercial loans
Consumer loans
Mortgages
Leases
Cash management operations
International operations
Higher emphasis
Lower emphasis

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

At December 31, 2018, our banks had an aggregate of 299,100 corporate customers, which may include customer overlap among our banks, a 3.9% increase over 288,000 corporate customers at December 31, 2017.

The following table presents the number of corporate customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV	Grupo Aval
	Bogotá	Occidente	Popular	Villas	aggregate(1)
	(in thousands)
Total corporate customers, as of:
December 31, 2018(2)	193.7	69.1	7.4	29.0	299.1
December 31, 2017(2)	186.0	68.5	5.6	27.9	288.0

(1)	Reflects aggregated amounts of our banking subsidiaries, these figures may reflect overlap of customers.
(2)	Additionally, BAC Credomatic had approximately 120,800 and 109,900 corporate customers as of December 31, 2018 and 2017, respectively.

Individual customers

Our banks provide services and products to individuals throughout Colombia. Our banks classify their individual banking customers into separate categories based principally on income.

At December 31, 2018, our banks had a total of approximately 11,775,900, a 7.2% increase over the approximately 10,984,900 individual customers at December 31, 2017. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV	Grupo Aval
	Bogotá	Occidente	Popular	Villas	aggregate(1)
	(in thousands)
Total individual customers, as of:
December 31, 2018(2)	6,141.4	812.2	3,525.0	1,297.3	11,775.9
December 31, 2017(2)	5,757.2	786.9	3,158.9	1,281.9	10,984.9

(1)	Reflects aggregated amounts of our banking subsidiaries, these figures may reflect overlap of customers.
(2)	Additionally, BAC Credomatic had approximately 3,459,000 and 3,317,600 individual customers as of December 31, 2018 and 2017, respectively.

Lending activities

In accordance with Superintendency of Finance guidelines, we classify our banks’ loans into the following categories: commercial, consumer, microcredit and mortgages.

The following table presents our gross loan portfolio at December 31, 2018 in accordance with IFRS.

	At December 31, 2018
	Grupo Aval entities
	Banco de	Banco de				Grupo Aval
	Bogotá(2)	Occidente	Banco Popular	Banco AV Villas	Corficolombiana	consolidated(3)
	(in Ps billions)
Commercial	70,446.1	20,385.9	7,419.2	3,013.5	2,364.0	102,409.0
Commercial loans	63,838.6	19,776.6	7,391.6	2,963.0	2,007.4	94,773.8
Interbank and overnight funds interbank	6,607.4	609.3	27.6	50.5	356.6	7,635.2
Consumer	31,170.6	6,800.2	10,828.4	6,289.0	366.9	55,455.1
Mortgages	14,116.0	1,387.4	813.7	2,264.0	11.0	18,592.1
Microcredit(1)	418.3	—	6.4	1.0	—	425.7
Total	116,150.9	28,573.6	19,067.8	11,567.5	2,741.9	176,881.8
Loss allowance	(5,132.7)	(1,576.9)	(780.6)	(539.6)	(166.3)	(8,196.2)
Total, net	111,018.2	26,996.7	18,287.2	11,027.8	2,575.6	168,685.7

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

(2)

Reflects Banco de Bogotá consolidated figures, which include Central American operations that accounted for Ps 54,872.1 billion (Ps 24,751.9 billion in commercial loans, Ps 19,513.5 billion in consumer loans and Ps 10,606.8 billion in mortgage loans) as of December 31, 2018.

(3)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

As of December 31, 2018, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 3.6%, 7.3% and 5.8%, respectively, of our consolidated total loan portfolio.

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

The following table presents our commercial loan portfolio at December 31, 2018 in accordance with IFRS.

	At December 31, 2018
	Grupo Aval entities
	Banco de	Banco de				Grupo Aval
	Bogotá(1)	Occidente	Banco Popular	Banco AV Villas	Corficolombiana	consolidated(2)
	(in Ps billions)
General purpose loans	45,614.4	11,929.7	6,105.8	2,944.4	314.0	65,777.7
Loans funded by development banks	1,879.2	1,062.9	283.4	3.5	—	3,222.7
Working capital loans	12,284.7	2,138.9	778.8	5.2	—	15,192.8
Credit cards	278.5	91.8	2.6	1.1	—	325.1
Overdrafts	332.8	48.0	6.9	8.7	—	396.4
Leases	3,449.0	4,505.3	214.2	—	1,693.4	9,859.0
Interbank and overnight funds	6,607.4	609.3	27.6	50.5	356.6	7,635.2
Total	70,446.1	20,385.9	7,419.2	3,013.5	2,364.0	102,409.0

(1)	Reflects Banco de Bogotá consolidated figures, which include Central American operations for Ps 24,751.9 billion of commercial loans.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Consumer loans

Our consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, loans funded by development banks and general purpose loans. Our personal loans consist primarily of payroll loans. A payroll loan is a type of loan where payments are deducted directly from an employer’s salary.

The following table presents our consumer loan portfolio at December 31, 2018 in accordance with IFRS.

	At December 31, 2018
	Grupo Aval entities
	Banco de	Banco de				Grupo Aval
	Bogotá(1)	Occidente	Banco Popular	Banco AV Villas	Corficolombiana	consolidated(2)
	(in Ps billions)
Personal loans(3)	14,315.7	3,564.8	10,512.4	5,032.0	366.8	33,791.7
Automobile and other vehicle loans	4,027.6	1,771.9	1.8	150.4	—	5,951.8
Credit cards	12,499.8	1,307.2	313.4	1,105.3	—	15,225.8
Overdrafts	79.0	4.9	0.5	1.2	—	85.6
Loans funded by development banks	—	—	0.0	—	—	0.0
General purpose loans	4.6	141.1	—	—	—	145.7
Leases	243.8	10.2	0.3	—	0.1	254.5
Total	31,170.6	6,800.2	10,828.4	6,289.0	366.9	55,455.1

(1)	Reflects Banco de Bogotá consolidated figures, which include Central American operations for Ps 19,513.5 billion of consumer loans.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(3)	Includes payroll loans and personal installment loans.

We provide credit card services to our bank customers in Colombia through the Visa and MasterCard networks. The following table presents the number of activated issued credit cards of our banks in Colombia at the dates indicated.

	Activated Issued Credit Cards
	December 31,	December 31,
Bank	2018	2017
Banco de Bogotá	1,120,193	1,076,242
Banco de Occidente	567,744	604,947
Banco Popular	235,386	201,668
Banco AV Villas	488,805	439,848
Total Colombian activated issued credit cards(1)	2,412,128	2,322,705

(1)

Additionally, BAC Credomatic had 2,293,581 and 2,158,555 credit card accounts in Central America at December 31, 2018 and at December 31, 2017, respectively. See “—Central American operations—Lending activities—Credit cards”.

Mortgages

In Colombia, Banco de Bogotá and Banco AV Villas are our main originators of loans to customers for the purchase of real estate secured by mortgages, while Banco de Occidente and Banco Popular are increasing their presence in this business. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, upon origination and all of our mortgage loans (excluding housing leases) have maturities of up to fifteen years. The weighted average maturity of the Colombian mortgage loan portfolio at December 31, 2018 was 158 months. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. The average maturity, for our Central American operations mortgage portfolio at December 31, 2018 was 187 months.

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

The following table presents our deposits by product type at the dates indicated.

	At December 31, 2018
	Grupo Aval entities
	Banco de	Banco de				Grupo Aval
	Bogotá(1)	Occidente	Banco Popular	Banco AV Villas	Corficolombiana	consolidated(2)
	(in Ps billions)
Checking accounts	31,653.2	6,135.4	1,078.7	949.8	—	39,702.9
Savings accounts	31,148.8	11,045.3	9,437.6	5,916.6	567.7	57,221.4
Time deposits (CDs)	45,255.0	8,367.5	6,914.0	4,556.5	3,189.9	66,853.0
Other deposits	347.5	44.0	141.1	2.4	47.4	582.1
Total	108,404.5	25,592.2	17,571.4	11,425.4	3,805.0	164,359.5

(1)

Includes Central American operations for Ps 50,656.9 billion as of December 31, 2018 (made up of by Ps 17,261.5 billion in checking accounts, Ps 9,637.1 billion in savings accounts, Ps 23,479.0 billion in time Deposits, and Ps 279.3 billion in other deposits).

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Treasury operations

Our banks’ treasury departments are responsible for managing their proprietary trading activities, liquidity and distribution of treasury services and products to customers. Our banks’ proprietary trading activities include fixed income trading, derivatives and foreign exchange operations. We do not have any proprietary trading activities in equities and each of our banks have implemented trading activities policies. Our banks also take deposits from financial institutions as part of their treasury operations. These deposits are represented by certificates of interbank deposit, or “CDIs”, and earn interest at the interbank deposit rate. Banco de Bogotá and Banco de Occidente have active treasury operations, while Banco Popular and Banco AV Villas have smaller treasury operations.

Distribution

Our banks provide services and products to their customers through our network. Each of our banks manages its own distribution network. In 1998, we created the Red Aval (Grupo Aval network) which allows customers of any of our banks to make transfers, payments and undertake other basic banking functions in the networks of our other banks, through traditional channels and electronic networks, with results posting in real time to the accountholder’s bank with no additional fees. Red Aval (Grupo Aval network) services vary for each channel.

The following chart shows the distribution channels of our network in Colombia.

Distribution Channel	Description
Full-service branches

We had 1,382 full-service branches at December 31, 2018. Red Aval (Grupo Aval network) service points across our banks allow our bank customers to perform check cashing, deposits, savings account withdrawals, loan and credit card payments, transfers and advances at any of our branches.

ATMs and electronic service points

We had 3,508 ATMs at December 31, 2018. Through our ATMs, all of our bank customers can, among other services, consult their balances, execute loan and credit card payments, transfers and advances, and pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Payment collection centers (Centros de pagos)

We had 86 payment collection centers at December 31, 2018, which allow our customers to pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Banking correspondents (Corresponsales bancarios)

We had 21,318 banking correspondents at December 31, 2018. Our banks enter into agreements with various third parties, including convenience store owners, to provide all of our bank customers with certain services which can include checking and savings account withdrawals, account balance consultation, loan and credit card payments, transfers and advances, and payments for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Automated telephone banking, mobile banking and online banking

Through our banks’ websites, mobile banking services and automated telephone banking, customers may pay loan and credit card balances, make transfers between accounts and make payments for collection agreements originated in any of our banks.

The following map presents our banks’ points of service across the main regions of Colombia, at December 31, 2018 and 2017.

REGION	Northwest	
	2018	2017
Branches	221	224
ATMs	501	551
Other points of service	2,972	5,111
Total points of service	**3,694**	**5,886**

REGION	North	
	2018	2017
Branches	199	197
ATMs	591	633
Other points of service	2,224	6,762
Total points of service	**3,014**	**7,592**

REGION	Central	
	2018	2017
Branches	669	696
ATMs	1,647	1,783
Other points of service	12,185	15,829
Total points of service	**14,501**	**18,308**

REGION	★ Bogotá	
	2018	2017
Branches	392	413
ATMs	949	1,038
Other points of service	7,065	8,947
Total points of service	**8,406**	**10,398**

North
West
Central
Bogotá
East
South

REGION	Eastern	
	2018	2017
Branches	47	49
ATMs	105	111
Other points of service	1,001	1,925
Total points of service	**1,153**	**2,085**

REGION	South	
	2018	2017
Branches	19	19
ATMs	48	52
Other points of service	212	544
Total points of service	**279**	**615**

REGION	Southwestern	
	2018	2017
Branches	227	236
ATMs	616	651
Other points of service	2,810	6,817
Total points of service	**3,653**	**7,704**

TOTAL	Colombia	
	2018	2017
Branches	1,382	1,421
ATMs	3,508	3,781
Other points of service	21,404	36,988
Total points of service	**26,249**	**42,190**

Source: Grupo Aval

Note: Other points of service include Banking correspondents (corresponsales bancarios) or “CBs” and payment collection centers (centros de pago).

The following table presents transaction volumes through our branches and ATMs and their share of total transactions  (in both physical and digital channels) at the dates indicated.

	Transactions at		% Total Transactions at
	December 31,		December 31,
Grupo Aval	2018	2017	2018	2017
	(in thousands)
Branches	195,964	221,075	18.3	24.1
ATMs	171,822	162,233	16.0	17.7
Other	74,657	56,410	7.0	6.2
Total service points	442,444	439,719	41.3	48.0

The decrease in the number of transactions in branches and their share of the total transactions reflects our strategy of migration towards lower cost channels. In addition, the following table presents transaction volumes for online banking, mobile banking and automated telephone banking channels which, pursuant to our growth strategy, are expected to continue growing on an annual basis relative to total transactions, at December 31, 2018 and 2017.

	Transactions at		% of Total Transactions at
	December 31,		December 31,
Grupo Aval	2018	2017	2018	2017
	(in thousands)
Online banking	434,418	343,183	40.5	37.5
Mobile banking	191,327	124,777	17.8	13.6
Automated telephone banking	4,137	8,020	0.4	0.9
Total	629,882	475,981	58.7	52.0

Banco de Bogotá Segment

Banco de Bogotá is Colombia’s oldest financial institution. As of December 31, 2018, we had a market share of 14.1% of deposits and 12.2% of loans.

At and for the year ended December 31, 2018, Banco de Bogotá had total assets of Ps 163,302.5 billion and net income attributable to controlling interest of Ps 2,937.3 billion. Banco de Bogotá’s consolidated ROAE was 17.1% for the year ended December 31, 2018.

Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 664 branches and 1,742 ATMs in Colombia at December 31, 2018. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 15.9% of commercial loans at December 31, 2018. Following its 2006 acquisition of Megabanco, Banco de Bogotá expanded its consumer banking business and had a market share of 9.0% of consumer loans in Colombia December 31, 2018. In 2012, Banco de Bogotá entered the mortgage business and has a market share of 5.6% at December 31, 2018. Banco de Bogotá’s ROAE for the year ended December 31, 2018 on a separate basis made it one of the most profitable banks in Colombia.

As of December 31, 2018, Banco de Bogotá offers clients the option of opening digital savings accounts, credit cards, personal loans, payroll loans, and mortgage loans. Due to constant innovation and IT developments, the bank continues to strengthen and position the digital channels as the first option in customer transactions.

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

Lending activities

The following table presents Banco de Bogotá’s loan portfolio at the dates indicated.

			Change, December 31, 2018 vs.
	At December 31, (1)		December 31, 2017
	2018	2017	#	%
	(in Ps billions)
Commercial	70,446.1	66,358.7	4,087.4	6.2
Commercial loans	63,838.6	61,292.3	2,546.4	4.2
Interbank and overnight funds	6,607.4	5,066.4	1,541.0	30.4
Consumer	31,170.6	28,318.6	2,852.0	10.1
Mortgages	14,116.0	12,392.7	1,723.3	13.9
Microcredit	418.3	400.8	17.5	4.4
Total	116,150.9	107,470.8	8,680.1	8.1
Loss allowance(2)	(5,132.7)	(3,227.0)	(1,905.7)	59.1
Total, net	111,018.2	104,243.8	6,774.4	6.5

(1)

Includes Central American operations which, as of December 31, 2018, accounted for Ps 54,872.1 billion of the total loan portfolio (Ps 24,751.9 billion in commercial loans, Ps 19,513.5 billion in consumer loans and Ps 10,606.8 billion in mortgage loans). As of December 31, 2017, Central American operations accounted for Ps 48,884.7 billion of the total loan portfolio (Ps 21,985.5 billion in commercial loans, Ps 17,471.3 billion in consumer loans and Ps 9,427.9 billion in mortgage loans).

(2)	Includes Ps 853.2 billion of initial recognition of IFRS 9 allowances due to its adoption on January 1, 2018.

Deposit-taking activities

Banco de Bogotá offers customers checking accounts, savings accounts, time deposits (CDs) and other deposits as described in the table below.

The following table presents a breakdown of Banco de Bogotá’s deposits by product type at the dates indicated.

			Change, December 31, 2018 vs.
	At December 31, (1)		December 31, 2017
	2018	2017	#	%
	(in Ps billions)
Checking accounts	31,653.2	27,955.1	3,698.2	13.2
Savings accounts	31,148.8	31,206.6	(57.8)	(0.2)
Time deposits	45,255.0	41,435.4	3,819.5	9.2
Other deposits(2)	347.5	350.2	(2.6)	(0.8)
Total customer deposits	108,404.5	100,947.2	7,457.3	7.4

(1)

Includes Central American operations which as of December 31, 2018, Central American operations accounted for Ps 50,656.9 billion (Ps 17,261.5 billion in checking accounts, Ps 9,637.1 billion in savings accounts, Ps 23,479.0 billion in time deposits and Ps 279.3 billion in other deposits). As of December 31, 2017, Central American operations accounted for Ps 44,398.4 billion (Ps 15,641.0 billion in checking accounts, Ps 8,524.7 billion in savings accounts, Ps 19,979.3 billion in time deposits and Ps 253.4 billion in other deposits).

(2)	Includes active account portfolios, payroll accounts, funds held in trust, banks and correspondents, special deposits and temporary deposits held in connection with collection services agreements.

Distribution

The following table presents Banco de Bogotá’s points of service across Colombia.

	At December 31,
	2018	2017
Branches	664	686
ATMs	1,742	1,740
Other points of service	9,481	8,482
Total points of service	11,887	10,908

Banco de Bogotá had a network concentration of 60.4% in Colombia’s central region, of which Bogotá represents 34.9% of Banco de Bogotá’s total network at December 31, 2018. Banco de Bogotá had a market share of 12.0% of branches and 10.8% of ATMs at December 31, 2018.

Banco de Bogotá Segment includes both our pension fund management operation and our Central American operation. Information on these operations is described below.

Pension Fund Management - Porvenir

Porvenir is the leading private pension and severance fund manager in Colombia, with a market share of 57.3% of mandatory pension fund individual customers and 55.8% of severance plan individual customers at December 31, 2018. See “—Competition—Pension and severance fund management—Porvenir”. Porvenir also provides voluntary pension funds and manages third-party sponsored pension funds. Pension funds provide individual savings for retirement, and severance funds provide temporary income to employees who lose their jobs. Through Aportes en Línea, Porvenir manages social security-related information systems designed to provide employees with efficient payment solutions.

At December 31, 2018, Porvenir had Ps 132.6 trillion in total assets under management, of which Ps 103.7 trillion was managed under the privately managed mandatory pension fund, Ps 5.2 trillion was managed under the severance fund, Ps 4.0 trillion was managed under the voluntary pension fund and Ps 19.7 trillion was managed as a third-party sponsored pension liability fund.

Porvenir’s strengths include the following:

•

Porvenir is the most profitable privately managed pension fund in Colombia, with a ROAE of 19.1%, 25.5% and 25.3% for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 based on public separate figures under Colombian IFRS, respectively. The company’s lower though strong ROAE in 2018 was derived from tougher market conditions seen as compared to 2017;

•

Porvenir has the largest and, we believe, one of the most effective sales force in the industry with a nationwide presence. At the same time, it is the most efficient privately managed pension fund in Colombia, with an efficiency ratio of 40.3% for the year ended December 31, 2018 based on public separate figures under Colombian IFRS; and

•

Porvenir has access to Grupo Aval’s banking network. This advantage is particularly relevant in the severance market, as Grupo Aval’s banks provide financing to employers to comply with legally imposed annual severance allowance liabilities for their employees. In addition, the banks of Grupo Aval provide collection services for all of the funds administered by Porvenir.

Pension business overview

The Ministry of Finance limits the range of assets in which pension and severance fund managers can invest and sets concentration limits. In addition, each AFP is required by law to provide a minimum return on investment for each of its mandatory pension and severance funds. This minimum return is determined pursuant to certain formulas established by means of Decree 2555 of 2010, which vary pursuant to the type of fund. Prior to the multi-fund scheme, the minimum return was calculated on a 36‑month time horizon for mandatory pension funds and 24‑month time horizon for severance funds. With the introduction of the multi-fund scheme, a new risk profile system came into effect which differentiates conservative, moderate and aggressive risk portfolios for individual clients of severance and mandatory pension funds. To adjust the minimum return of mandatory pension funds to the new risk profile portfolios, the time horizon for the minimum return will change from 36 months to a range of 36 to 60 months, depending on the risk profile of each portfolio. For severance funds, the long-term portfolio will continue to have a 24‑month time horizon, and the short-term portfolio will have a three-month time horizon.

If a fund’s cumulative return for any month is lower than the minimum return, the pension and severance fund manager must supplement the necessary amount to cover the difference within a period of five days. To do so, the pension and severance fund manager must first apply funds from its “stabilization reserve”, which is a portion of the pension and severance fund manager’s capital invested in the fund administered by the pension and severance fund manager and which must represent at least 1.00% of the value of that fund. If the stabilization reserve is insufficient to cover the difference, the pension and severance fund manager must provide resources from its remaining capital. If the pension and severance fund manager does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the pension and severance fund manager. If, notwithstanding the above, a pension and severance fund manager fails to observe either the minimum return or the stabilization requirements or the order of capitalization, the Superintendency of Finance may take control over the pension and severance fund manager, in which case FOGAFIN, the Colombian deposit insurance fund, is required to supply funds to cover the shortfall. In that event, the pension and severance fund manager may be dissolved and the funds transferred to another pension and severance fund manager. See “Item 3. Key Information—D. Risk Factors—Risks relating to our businesses and industry—Risks relating to our pension and severance fund management business”.

For the year ended December 31, 2018, 65.9% of Porvenir’s revenues were derived from mandatory pension funds, 16.2% from severance funds, 7.8% from voluntary pension funds and 0.7% from third-party sponsored pension liability funds. Porvenir derived the remaining 9.3% of its revenues from a combination of the profitability of its own investment portfolio, stabilization reserves and other income.

Mandatory pension funds

Mandatory pension funds are independent trusts formed by contributions made by individual customers to the social security pension system.

At December 31, 2018, mandatory pension funds represented 78.2% of Porvenir’s assets under management and constituted its main line of business.

Contributions to these pension funds are mandatory for all employees in Colombia and are jointly funded by the employer and the employee. The base contribution rate is 16.0% (up to 18.0% for employees meeting a certain salary threshold) of an employee’s base salary, whereby the employer contributes 75.0% and the employee 25.0% of the base contribution rate. Contributions are paid on a monthly basis. Of the 16.0%‑18.0% total contribution, 11.5% goes to the individual customer’s fund. The pension and severance fund manager retains 300 basis points (3.0%) as compensation, of which Porvenir currently pays 194 basis points (1.94%) to an insurer for life and disability coverage, to which it is required by law to subscribe. The percentage that Porvenir pays for this insurance may increase or decrease depending on market conditions among other factors. The remainder is distributed between the National Solidarity Fund (Fondo de Solidaridad Pensional), depending on the employee’s salary (up to 2.0%), and the National Minimum Pension Warranty Fund (Fondo de Garantía de Pensión Mínima) (at 1.5%).

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

Mandatory pension funds cannot be withdrawn prematurely, and they generally expand over the individual’s working years. Porvenir is the market leader in the mandatory pension’s area, with Ps 103.7 trillion of assets under management and 8.9 million individual customers at December 31, 2018.

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

Severance accounts represented 3.9% of Porvenir’s assets under management at December 31, 2018.

Porvenir and all other pension and severance fund managers in Colombia charge a fee (per year for assets under management) of 1.0% for amounts in the mandatory investments short-term portfolio and 3.0% in the long-term portfolio.

Porvenir is the market leader in the severance area, with Ps 5.2 trillion of assets under management and 4.2 million customers at December 31, 2018.

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purposes of complying with one or several voluntary retirement or disability pension plans.

Voluntary pension funds represented 3.1% of Porvenir’s assets under management at December 31, 2018.

Porvenir earns annual management commissions for assets under management that range between 1.0% and 4.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios). At December 31, 2018, Porvenir had Ps 4.0 trillion of voluntary pension assets under management and approximately 172 thousand voluntary pension fund individual customers.

Third-party sponsored pension liability funds

Third-party sponsored pension liability funds represent 14.9% of Porvenir’s assets under management at December 31, 2018. Third-party sponsored pension liability funds are made up of deposits from different institutions (both private and publicly owned) that require a professional institution to manage a fund that is usually created to finance special pension regimes (i.e., pensions that are paid by the employer; before 1994, companies were allowed to establish their own internal pension systems).

Third-party sponsored pension liability funds enable Porvenir to receive performance-based commissions, in few cases these funds have a minimum guaranteed return pursuant to their specific terms. Porvenir had Ps 19.7 trillion of such assets under management at December 31, 2018, mostly under contracts of five years. The most important of these contracts is with FONPET which is subject to renewal upon expiration during 2019. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 51.7% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 8.2% and 17.8% of its total revenues at December 31, 2018 and December 31, 2017, respectively.

Distribution

Porvenir attracts new individual customers mainly through its direct sales force (1,227 individuals) that reports to five regional sales managers located in Bogotá, Antioquia, the South region, the East region and the North region. At December 31, 2018, Porvenir had 54 offices, 11 service modules, 73 electronic service centers and 5 business service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Central American operations

We operate in Central America through BAC Credomatic, a wholly-owned subsidiary of LB Panamá. BAC International Bank, Inc. is the controlling shareholder of the BAC Credomatic operation in Costa Rica, Guatemala, Honduras, Nicaragua, El Salvador and Panamá. It has a non-controlling interest corresponding to LB Panamá’s direct ownership of 9.467% in BAC International Bank, Inc. The following information is presented as BAC Credomatic Inc. before non-controlling interest, to reflect full ownership of the operation.

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

The table below shows financial data at LB Panamá’s and BAC Credomatic’s level at and for the year ended December 31, 2018.

	At and for the year ended December 31, 2018
	Net income		Loans (2)		Deposits
	(in U.S.$	(in Ps	(in U.S.$		(in U.S.$
	millions)	billions) (1)	millions)	(in Ps billions)	millions)	(in Ps billions)

LB Panamá	398.8	1,179.6	16,250.4	52,809.8	15,588.0	50,656.9
BAC Credomatic	403.9	1,194.7	16,195.4	52,631.1	15,686.9	50,978.4
BAC Credomatic / LB Panamá	101.3%		99.7%		100.6%

(1)

LB Panamá figures for net income in Ps reflect the sum of its monthly financial statements in U.S.$ converted at each monthly average exchange rate as per consolidated into Banco de Bogotá, resulting in an average exchange rate for the year of Ps 2,958.31 per U.S.$1.00. BAC Credomatic’s net income was converted at this exchange rate.

(2)	Loans excluding Interbank and overnight funds.

The following information for our Central American operation is presented at the BAC Credomatic level to provide more detailed information on a country-by-country basis. Information for Balance of Statement Position in pesos in this section has been translated for convenience using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2018 of Ps 3,249.75 per U.S$1.00. Information for Statement of Income in pesos in this section has been translated using the 2018 average representative market rate of Ps 2,958.31 per U.S.$ resulting from LB Panamá’s results consolidated into Banco de Bogotá.

The table below shows BAC Credomatic financial data on a country-by-country basis at and for the year ended December 31, 2018.

	At and for the year ended December 31, 2018
	Net income			Loans			Deposits
	(in U.S.$	(in Ps		(in U.S.$	(in Ps		(in U.S.$	(in Ps
	millions)	billions)		millions)	billions)		millions)	billions)
Costa Rica	168.9	499.8	41.8%	4,491.2	14,595.2	27.7%	4,371.5	14,206.2	27.9%
Guatemala	82.5	244.0	20.4%	2,976.5	9,673.0	18.4%	2,689.0	8,738.7	17.1%
Honduras	66.2	195.7	16.4%	1,879.1	6,106.6	11.6%	1,931.4	6,276.4	12.3%
Nicaragua	31.2	92.4	7.7%	1,087.5	3,534.0	6.7%	1,014.7	3,297.6	6.5%
El Salvador	36.3	107.4	9.0%	1,737.8	5,647.3	10.7%	1,811.4	5,886.5	11.5%
Panamá(1)	49.8	147.3	12.3%	4,026.4	13,084.8	24.9%	4,648.5	15,106.5	29.6%
Mexico(2)	0.4	1.1	0.1%	—	—	0.0%	—	—	0.0%
Corporate and eliminations	(31.4)	(93.0)	-7.8%	(3.0)	(9.8)	0.0%	(779.6)	(2,533.6)	-5.0%
Consolidated	403.9	1,194.7	100.0%	16,195.4	52,631.1	100.0%	15,686.9	50,978.4	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), other BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.
(2)

On December 16, 2016, Credomatic de Mexico S.A. de C.V., a subsidiary of BAC International Bank, Inc., entered into an agreement with Banco Invex S.A. Institución de Banca Múltiple, Invex Grupo Financiero for the transfer of its Mexican credit card portfolio and the sale of Credomatic de Mexico S.A. de C.V., as part of BAC International Bank, Inc.’s strategy to focus its presence in the banking and credit card businesses in the six Central American countries. The transfer of the Mexican credit card portfolio transaction closed on June 23, 2017 and the sale of Credomatic de Mexico S.A. de C.V. closed on April 9, 2018.

The table below presents BAC Credomatic’s market share of total loans and deposits in each of its main markets at December 31, 2018.

	At December 31, 2018
	Net Loans	Deposits
Costa Rica(1)	14.9%	15.3%
El Salvador	14.1%	14.8%
Guatemala	11.5%	8.1%
Honduras	14.4%	15.0%
Nicaragua	24.5%	23.8%
Panamá	5.7%	6.4%

Source: Superintendency of banks of each country and company calculations. Percentage of total loans and deposits is based on banking operations in each country, as reported to the local financial regulator, which excludes certain credit card data and offshore operations.

(1)

Percentage calculation for Costa Rica includes state-owned banks (Banco Nacional de Costa Rica, Banco de Costa Rica, Banco Popular, Banco Hipotecario de la Vivienda and Banco Crédito Agrícola de Cartago), which at December 31, 2018 and December 31, 2017 had a 56.1% and 58.8% market share by loans, respectively, and a 58.2% and 61.0% market share by deposits, respectively.

Lending activities

The following tables show BAC Credomatic’s gross loan portfolio at the dates indicated.

	At December 31,
	2018	2018	2017	2017
	(in U.S.$ millions)	(in Ps billion)	(in U.S.$ millions)	(in Ps billion)
Commercial loans	6,953.7	22,597.8	6,489.4	21,088.8
Mortgage loans(1)	3,254.4	10,575.9	3,153.2	10,247.1
Credit card loans	2,961.0	9,622.5	2,779.2	9,031.8
Automobile and vehicle loans	978.9	3,181.3	987.4	3,208.7
Other personal loans	2,047.4	6,653.6	2,072.5	6,735.2
Total	16,195.4	52,631.1	15,481.7	50,311.6

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Includes loans measured at fair value.

We believe that BAC Credomatic’s customer knowledge, coupled with a centralized risk-management structure, has benefited the quality of the loan portfolio, with an average 90 days and more past due loan ratio of 1.2% from 2014 to 2018.

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

At December 31, 2018, BAC Credomatic had approximately 4.9 million credit card and debit card accounts, of which 2.6 million were debit card accounts and 2.3 million were credit card accounts, an increase of 10.2% and 6.3% compared to December 31, 2017, respectively. For the year ended December 31, 2018, BAC Credomatic’s transactional volume of its credit and debit cardholders was U.S.$12,554.8 million (Ps 40,800.0 billion), a 9.1% increase over the U.S.$11,506.7 million (Ps 37,393.8 billion) transactional volume of its credit and debit cardholders for the year ended December 31, 2017.

At December 31, 2018, BAC Credomatic’s credit card portfolio totaled U.S.$3.0 billion (Ps 9.6 trillion) which represents an 6.5% increase from U.S.$2.8 billion (Ps 9.0 trillion) at December 31, 2017. As of December 31, 2018, 83.3% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, Honduras, Guatemala and Panamá. The remaining

16.7% was distributed among El Salvador and Nicaragua. The following table shows the credit card portfolio breakdown by country at the dates presented.

	At December 31,
	2018			2017
	(in U.S.$ millions)	(in Ps billions)		(in U.S.$ millions)	(in Ps billions)
Costa Rica	998.3	3,244.2	33.7%	955.8	3,106.0	34.4%
Guatemala	457.0	1,485.0	15.4%	430.2	1,398.1	15.5%
Honduras	432.0	1,403.9	14.6%	393.1	1,277.6	14.1%
Nicaragua	134.9	438.5	4.6%	139.5	453.3	5.0%
El Salvador	359.7	1,168.8	12.1%	339.8	1,104.3	12.2%
Panamá(1)	579.2	1,882.1	19.6%	520.8	1,692.6	18.7%
Mexico(2)	—	—	0.0%	—	—	0.0%
Corporate and eliminations	(0.0)	(0.0)	0.0%	(0.0)	(0.0)	0.0%
Total	2,961.0	9,622.5	100.0%	2,779.2	9,031.8	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), other BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.
(2)

On December 16, 2016, Credomatic de Mexico S.A. de C.V., a subsidiary of BAC International Bank, Inc., entered into an agreement with Banco Invex S.A. Institución de Banca Múltiple, Invex Grupo Financiero for the transfer of its Mexican credit card portfolio and the sale of Credomatic de Mexico S.A. de C.V., as part of BAC International Bank, Inc.’s strategy to focus its presence in the banking and credit card businesses in the six Central American countries. The transfer of the Mexican credit card portfolio transaction closed on June 23, 2017 and the sale of Credomatic de Mexico S.A. de C.V. closed on April 9, 2018.

Merchant acquiring

BAC Credomatic’s processing volume of credit and debit card transactions for the year ended December 31, 2018 of U.S.$20,330.2 million (Ps 66,068.2 billion) represented an increase of U.S.$1,097.4 million (Ps 3,566.1 billion), or 5.7%, from U.S.$19,232.9 million (Ps 62,502.1 billion) for the previous year. BAC Credomatic has the only network in Central America that processes all the major brands including Visa, MasterCard, American Express and Diners Club. Furthermore, BAC Credomatic has exclusive card-issuing and merchant acquiring agreements with American Express for the Central American region.

At December 31, 2018, BAC Credomatic serviced 359,126 merchant locations, with 95.9% of credit card authorizations processed electronically through its 364,810 point-of-sale devices.

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

Commercial loans

BAC Credomatic offers traditional commercial banking services and products. At December 31, 2018, 82.4% of BAC Credomatic’s commercial loan portfolio was distributed across Costa Rica, Honduras, Guatemala and Panamá. The remaining 17.6% was distributed among El Salvador, Nicaragua, and regional offshore operations. The following table displays BAC Credomatic’s commercial loan portfolio by country at the dates presented.

	At December 31,
	2018			2017
	(in U.S.$			(in U.S.$
	millions)	(in Ps billions)		millions)	(in Ps billions)
Costa Rica	1,502.1	4,881.4	21.6%	1,360.4	4,420.9	21.0%
Guatemala	1,689.5	5,490.6	24.3%	1,549.6	5,035.7	23.9%
Honduras	977.7	3,177.3	14.1%	848.4	2,757.0	13.1%
Nicaragua	596.6	1,939.0	8.6%	739.7	2,403.9	11.4%
El Salvador	629.9	2,047.0	9.1%	537.9	1,747.9	8.3%
Panamá(1)	1,561.3	5,073.7	22.5%	1,458.9	4,741.1	22.5%
Corporate and eliminations	(3.4)	(11.1)	0.0%	(5.5)	(17.7)	-0.1%
Total	6,953.7	22,597.8	100.0%	6,489.4	21,088.8	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries in accordance with IFRS.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), other BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

Consumer loans and mortgages

At December 31, 2018, as a proportion of BAC Credomatic’s total consumer loan portfolio (which does not include credit cards), mortgage loans represented 51.8%, automobile and vehicle loans represented 15.6% and other personal loans represented 32.6%. At December 31, 2018, consumer loans amounted to U.S.$ 6.3 billion (Ps 20.4 trillion), a 1.1% increase over U.S.$ 6.2 billion (Ps 20.2 trillion) at December 31, 2017. At December 31, 2018, 82.4% of BAC Credomatic’s consumer loan portfolio was distributed across Costa Rica, Honduras, Guatemala and Panamá. The remaining 17.6% was distributed among El Salvador, Nicaragua and regional offshore operations.

The following table displays BAC Credomatic’s consumer loan portfolio by country at the dates presented.

	At December 31,
	2018			2017
	(in U.S.$			(in U.S.$
	millions)	(in Ps billions)		millions)	(in Ps billions)
Costa Rica	1,990.8	6,469.6	31.7%	2,021.2	6,568.4	32.5%
Guatemala	830.1	2,697.5	13.2%	776.1	2,522.1	12.5%
Honduras	469.4	1,525.3	7.5%	431.1	1,401.0	6.9%
Nicaragua	355.9	1,156.6	5.7%	433.5	1,408.9	7.0%
El Salvador	748.2	2,431.6	11.9%	720.1	2,340.0	11.6%
Panamá(1)	1,886.0	6,129.0	30.0%	1,830.7	5,949.3	29.5%
Corporate and eliminations	0.4	1.3	0.0%	0.4	1.4	0.0%
Total (2)	6,280.7	20,410.8	100.0%	6,213.1	20,191.0	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), other BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.
(2)	At December 31, 2018 and 2017, consumer loans include consumer leasing and consumer overdraft.

At December 31, 2018, BAC Credomatic’s mortgage loans had an individual average mortgage loan balance of U.S.$ 71,019.2 million (Ps 230.8 million) with an average loan-to-value ratio of 57.3%. Given that BAC Credomatic’s mortgage loan portfolio has no significant exposure to the higher risk sectors such as vacation homes or second-home mortgages, it maintains a 90 days and more past due loan ratio of 1.8% and a loan loss reserve coverage of 58.8% on 90 days and more past due loans.

Deposit-taking activities

At December 31, 2018, 35.6% of BAC Credomatic’s deposit base was represented by checking deposits. Total deposits increased by 5.0% from December 31, 2017 to December 31, 2018. The following table shows BAC Credomatic’s deposit breakdown at the dates indicated.

	At December 31,
	2018	2018	2017	2017
	(in U.S.$		(in U.S.$
	millions)	(in Ps billions)	millions)	(in Ps billions)
Checking deposits	5,578.2	18,127.8	5,461.8	17,749.6
Savings deposits	2,965.2	9,636.3	2,856.5	9,283.0
Time deposits	7,143.4	23,214.3	6,623.3	21,524.0
Total	15,686.9	50,978.4	14,941.6	48,556.6

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries.

Distribution network

BAC Credomatic serves its customers throughout Central America with a diversified distribution network that includes branches, kiosks (non-cash machines which provide online banking capabilities as well as a full keyboard), ATMs, a standardized online banking platform, call centers, and mobile phone banking. Additionally, BAC Credomatic’s strong point-of-sale presence in 359,126 merchant locations in Central America at December 31, 2018 allows clients to perform various transactions, including purchases, using credit or debit cards, payments of credit card balances and loyalty program services.

BAC Credomatic serves its clients through multiple channels to cover the needs of different customer segments across the region. The following map shows BAC Credomatic’s branch distribution at December 31, 2018 and 2017.

Source: BAC Credomatic at December 31, 2018.

At December 31, 2018 and 2017, branches include 352 full service branches, 30 in-store branches, 298 on-site branches, 14 digital branches and 48 auto/drive thru branches versus 350 full service branches, 31 in-store branches, 269 on-site branches, 15 digital branches and 29 auto/drive thru branches. At December 31, 2018 and 2017, other points of service include 332 self-service kiosks and 8,314 RapiBAC (banking correspondents) versus 348 self-service kiosks and 7,667 RapiBAC (banking correspondents).

Banco de Occidente Segment

Banco de Occidente is the sixth largest bank in Colombia, with a market share of 6.0% of loans at December 31, 2018.

Banco de Occidente focuses on corporate customers, government and government-owned entities and retail customers and has a diversified revenue stream. For the year ended December 31, 2018, its loan portfolio was distributed as follows: 32.5% in consumer and auto lending; 57.4% in corporate and public sector lending; and 10.1% in SMEs. Banco de Occidente had market shares of 7.6% of commercial loans and 5.3% of consumer loans at December 31, 2018.

Banco de Occidente had a market share of 10.1% of checking accounts at December 31, 2018. Additional areas of focus for future growth include credit cards, low-risk consumer loan services and products such as payroll loans and loans to government agencies.

At December 31, 2018, Banco de Occidente had total assets of Ps 38,921.6 billion and net income attributable to controlling interest of Ps 413.4 billion for the year ended December 31, 2018. On a consolidated basis in accordance with IFRS, Banco de Occidente’s ROAE was 9.7% for the year ended December 31, 2018.

As of December 31, 2018, Banco de Occidente has focused its efforts on the digitization of its credit line for vehicles (Occiauto Digital), being the only solution in the Colombian financial market that can approve vehicle loans in seven minutes, achieving by this means 36% of the bank’s total sales of light vehicles.

Banco de Occidente had a change in management in 2018. After 23 years as President of the Bank, Mr. Efraín Otero stepped down and Mr. César Prado was appointed as President.

Lending activities

The following table presents Banco de Occidente’s loan portfolio at the dates indicated.

			Change, December 31, 2018 vs.
	At December 31,		December 31, 2017
	2018	2017	#	%
	(in Ps billions, except for percentages)
Commercial	20,385.9	20,574.5	(188.6)	(0.9)
Commercial loans	19,776.6	19,090.0	686.6	3.6
Interbank and overnight funds	609.3	1,484.6	(875.3)	(59.0)
Consumer	6,800.2	6,873.7	(73.5)	(1.1)
Mortgages	1,387.4	1,168.4	219.1	18.7
Total	28,573.6	28,616.6	(43.0)	(0.2)
Loss allowance(1)	(1,576.9)	(1,135.7)	(441.2)	38.8
Total, net	26,996.7	27,480.9	(484.2)	(1.8)

(1)	Includes Ps 210.4 billion of initial recognition of IFRS 9 allowances due to its adoption on January 1, 2018.

Deposit-taking activities

Banco de Occidente has a relatively high proportion of deposits held in checking accounts compared to the average of the Colombian banking system. At December 31, 2018, 25.9% of Banco de Occidente’s deposits were held by customers in checking accounts, as compared to a national banking system average of 14.7% at December 31, 2018.

The following table presents a breakdown of Banco de Occidente’s deposits by product type at the dates indicated.

			Change, December 31, 2018 vs.
	At December 31,		December 31, 2017
	2018	2017	#	%
	(in Ps billions, except for percentages)
Checking accounts	6,135.4	6,036.0	99.5	1.6
Savings accounts	11,045.3	11,449.5	(404.2)	(3.5)
Time deposits	8,367.5	8,624.0	(256.5)	(3.0)
Other deposits(1)	44.0	59.7	(15.7)	(26.3)
Total	25,592.2	26,169.1	(576.9)	(2.2)

(1)	Includes active account portfolios, payroll accounts, funds held in trust, banks and correspondents, special deposits and temporary deposits held in connection with collection services agreements.

Distribution

The following table presents Banco de Occidente’s points of service across in Colombia.

	At December 31,
	2018	2017
Branches	211	221
ATMs	331	342
Other points of service	7,536	18,320
Total points of service	8,078	18,883

Banco de Occidente had a network concentration of 46.1% in Colombia’s central region, of which Bogotá represented 24.5% of Banco de Occidente’s total network at December 31, 2018. Banco de Occidente is also active in the southwestern region of Colombia, in which 15.0% of its distribution network is located. During 2018, Banco de Occidente closed 10,784 banking correspondents mainly from SuperGiros. Banco de Occidente had 3.8% market share of branches and 2.0% market share of ATMs at December 31, 2018. During 2018, the bank focused on optimizing its distribution channel and, as a result, closed 10 branches (5% of its total) and 11 ATMs.

Banco Popular Segment

Banco Popular is the eighth largest bank in Colombia in loans with a market share of 4.3% at December 31, 2018. Banco Popular operates primarily in the consumer and government and government-owned businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to public sector employees.

Banco Popular’s consumer loans portfolio has a substantially lower-risk profile (consumer past-due loans as a percentage of consumer loans of 2.8% compared to a banking system average of 5.2% at December 31, 2018) due to its concentration in payroll deductions for repayment of loans. At December 31, 2018, Banco Popular had total assets of Ps 24,648.7 billion and net income attributable to controlling interest of Ps 343.3 billion for the year ended December 31, 2018.

Banco Popular’s focus on consumer loans and institutional customers generates a mix of broad and stable sources of revenues. Banco Popular’s consolidated ROAE was 12.7% as of December 31, 2018, growing after being significantly impacted by the slow economic cycle and the interest rate hikes.

Banco Popular’s strategy for the future is based on four pillars: (i) strengthen its leadership in payroll loans supported on digitalization; (ii) diversify product offering, such as credit cards and mortgages; and (iii) further penetrating the medium-size business sector (companies with annual incomes of between Ps 2 billion and Ps 40 billion).

During 2018, Banco Popular focused its digitalization efforts on payroll loans (Libranza Digital). Although at an early stage, the bank is now capable of approving loans in less than 10 minutes and disbursing them in less than 24 hours and expects this channel to contribute to loan growth over the following years.

Lending activities

The following table presents Banco Popular’s loan portfolio at the dates indicated.

			Change, December 31, 2018 vs.
	At December 31,		December 31, 2017
	2018	2017	#	%
	(in Ps billions)
Commercial	7,419.2	7,561.8	(142.6)	(1.9)
Commercial loans	7,391.6	7,551.9	(160.2)	(2.1)
Interbank and overnight funds	27.6	10.0	17.7	177.3
Consumer	10,828.4	9,471.2	1,357.2	14.3
Mortgages	813.7	659.8	154.0	23.3
Microcredit	6.4	7.3	(0.9)	(12.7)
Total	19,067.8	17,700.1	1,367.7	7.7
Loss allowance(1)	(780.6)	(665.9)	(114.7)	17.2
Total, net	18,287.2	17,034.2	1,253.0	7.4

(1)	Includes Ps 41.5 billion of initial recognition of IFRS 9 allowances due to its adoption on January 1, 2018.

Deposit-taking activities

Banco Popular generates a substantial portion of its deposits through agreements with customers pursuant to which they agree to maintain a certain level of deposits in checking and/or savings accounts in exchange for the performance of services, primarily payment and collection services. These deposits totaled Ps 5,603 billion, representing approximately 53.3% of total checking and savings accounts, at December 31, 2018.

The following table presents a breakdown of Banco Popular’s deposits by product type at the dates indicated.

			Change, December 31, 2018 vs.
	At December 31,		December 31, 2017
	2018	2017	#	%
	(in Ps billions)
Checking accounts	1,078.7	1,178.5	(99.7)	(8.5)
Savings accounts	9,437.6	8,652.6	784.9	9.1
Time deposits	6,914.0	6,109.3	804.7	13.2
Other deposits	141.1	28.1	113.0	401.7
Total customer deposits	17,571.4	15,968.5	1,602.9	10.0

Distribution

The following table presents Banco Popular’s points of service in Colombia.

	At December 31,
	2018	2017
Branches	211	220
ATMs	851	1,099
Other points of service	158	171
Total points of service	1,220	1,490

As of December 31, 2018, Banco Popular had a network concentration of 49.8% in Colombia’s central region, Bogotá represented 26.4%. Banco Popular had a market share of 3.8% of branches and a market share of 5.3% of ATMs at December 31, 2018. Banco Popular also led an optimization process of its distribution channel during 2018 that resulted in 9 branches (approximately 4% of the total) and 248 ATMs (approximately 23% of the total) closed.

Banco AV Villas Segment

Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas had a market share of 3.0% of deposits, 2.5% of loans, 4.9% of consumer loans and 3.6% of mortgages as of December 31, 2018.

As of December 31, 2018, Banco AV Villas had total assets of Ps 14,207.5 billion and net income attributable to controlling interest was Ps 215.8 billion, consolidated ROAE was 14.2%. Just as Banco Popular, Banco AV Villas saw an important improvement on its returns on 2018 after recovering from the impact of a declining economic scenario and increasing interest rates.

In the consumer segment, Banco AV Villas focuses on high-margin services and products such as general purpose loans, payroll loans and credit cards, as well as its traditional line of mortgages. It serves customers through a recently expanded sales force and through its traditional retail network, enterprise business centers and instant credit offices, known as “Oficinas de Crédito al Instante - OCIs”, where credit applicants receive the outcome of their credit application within three hours. Banco AV Villas also seeks to continue to expand in the small- and medium-size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas has developed projects, such as the Nearby Network (Red Cerca), which allowed it to increase coverage by banking correspondents and offer a wide array of services to individuals and small- and medium-size businesses through its mobile banking platform.

During 2018, Banco AV Villas focused its efforts on the digitalization of its credit cards. Although still at an early stage, the digitalization of credit cards should allow Banco AV Villas to capture clients in a cost-efficient manner.

Lending activities

The following table presents Banco AV Villas’ loan portfolio at the dates indicated in.

			Change, December 31, 2018 vs.
	At December 31,		December 31, 2017
	2018	2017	#	%
	(in Ps billions)
Commercial	3,013.5	3,132.1	(118.6)	(3.8)
Commercial loans	2,963.0	2,810.7	152.2	5.4
Interbank and overnight funds	50.5	321.4	(270.9)	(84.3)
Consumer	6,289.0	5,399.9	889.1	16.5
Mortgages	2,264.0	1,919.8	344.2	17.9
Microcredit	1.0	1.5	(0.5)	(34.3)
Total	11,567.5	10,453.3	1,114.1	10.7
Loss allowance(1)	(539.6)	(475.7)	(63.9)	13.4
Total, net	11,027.8	9,977.6	1,050.2	10.5

(1)	Includes Ps 44.0 billion of initial recognition of IFRS 9 allowances due to its adoption on January 1, 2018.

Deposit-taking activities

Banco AV Villas offers customers checking accounts, savings accounts, time deposits and other deposits consisting primarily of transactional accounts. Banco AV Villas’ average savings account rate, one of the lowest in the market, is explained by a significant retail network and a low concentration of corporate and government accounts.

The following table presents a breakdown of Banco AV Villas’ deposits by product type at the dates indicated.

			Change, December 31, 2018 vs.
	At December 31,		December 31, 2017
	2018	2017	#	%
	(in Ps billions)
Checking accounts	949.8	927.8	22.1	2.4
Savings accounts	5,916.6	5,195.3	721.3	13.9
Time deposits	4,556.5	3,960.8	595.7	15.0
Other deposits	2.4	2.2	0.3	13.2
Total customer deposits	11,425.4	10,086.1	1,339.3	13.3

Distribution

The following table presents Banco AV Villas’ points of service in Colombia.

	At December 31,
	2018	2017
Branches	296	294
ATMs	584	600
Other points of service	4,229	10,015
Total points of service	5,109	10,909

Banco AV Villas had a network concentration of  58.5% in Colombia’s central region, of which Bogotá represents  38.3% of Banco de AV Villas’ total network at December 31, 2018. Banco AV Villas had 14.2% of its network in the southwestern region at December 31, 2018. During 2018, Banco AV Villas optimized its distribution channel, which resulted in the closing of 16 ATMs and 5,775 banking correspondents from Red Cerca and Fullcarga. Banco AV Villas had a market share of 5.3% of branches and a market share of 3.6% of ATMs at December 31, 2018.

Corficolombiana Segment

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2018. Corficolombiana focuses on four main lines of business: (i) equity investments in strategic sectors of the Colombian economy, including, in particular, infrastructure, energy and gas, agribusiness and hospitality; (ii) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (iii) treasury operations; and (iv) financial services such as leasing, fiduciary and private banking.

Corficolombiana had total consolidated assets and shareholders’ equity attributable to controlling interest of Ps 26,240.6 billion and Ps 6,033.7 billion, respectively, at December 31, 2018 and net income attributable to controlling interest of Ps 1,620.2 billion for the year ended December 31, 2018 in accordance with IFRS.

Corficolombiana’s business model is based on the premise of investing in businesses in strategic sectors of the Colombian economy. Corficolombiana’s equity investment strategy is to target acquiring and holding majority or substantial stakes in strategic businesses. These investments enable Corficolombiana to exert influence or control over these businesses’ operations and to promote revenue growth, operational efficiencies and optimization of the capital structures.

Corficolombiana is regulated as a merchant bank (corporación financiera) by the Superintendency of Finance. Under Colombian law, a merchant bank is permitted to hold equity ownership positions in both financial and non-financial companies, unlike banks, which may only invest in financial companies. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”.

Corficolombiana’s asset distribution by sectors

Corficolombiana primarily invests in five sectors of the Colombian economy: energy and gas; infrastructure; agribusiness; hotels and financial services. It generally seeks to invest in businesses with leading market positions, strong cash flows and growth potential.

The following table provides information regarding Corficolombiana’s assets distributed by sectors at December 31, 2018 in accordance with IFRS.

	At December 31, 2018
			Financial
	Energy and		Services &
	Gas	Infrastructure	Others	Hotels	Agribusiness	Total
	(in Ps billions)
Total assets(1)	10,476.1	7,935.9	6,299.7	880.4	648.5	26,240.6
As a percentage of total assets	39.9%	30.2%	24.0%	3.4%	2.5%	100.0%

(1)	Eliminations are assigned to each operating segment.

Corficolombiana’s main investments in the energy and gas sector include a 50.9% controlling stake in Promigas S.A. E.S.P., the second largest natural gas pipeline and distribution company in Colombia, a minority stake in Grupo Energía Bogotá S.A. E.S.P, or “GEB”, an electricity and gas group, and Gas Natural S.A. E.S.P., the gas distribution company for the city of Bogotá, and a majority stake in a gas distribution company in northern Perú (Gas Comprimido del Perú S.A. (Gascop)).

Corficolombiana’s infrastructure investments are concentrated mainly in toll road concession projects, a sector in which it is a leading private investor in Colombia. The main investments of Corficolombiana in the infrastructure sector include Proyectos de Infraestructura S.A. (Buga-Tuluá-La Paila), Concesionaria Vial de los Andes S.A.S. (Bogotá-Villavicencio), Concesiones CCFC S.A. (Fontibón-Los Alpes), Concesionaria Panamericana S.A.S. (Los Alpes-Villeta and Chuguacal-Cambao), Concesionaria Vial del Pacífico S.A.S. (Ancón Sur-Bolombolo or “Conexión Pacífico 1”), Concesionaria Nueva Vía al Mar S.A.S. (Mulaló-Loboguerrero), Concesionaria Vial Andina S.A.S. (Bogotá-Villavicencio) and Concesionaria Vial del Oriente S.A.S. (Villavicencio-Yopal). During 2017 we acquired, through Corficolombiana, an additional 40%

stake in both Covipacífico (Concesionaria Vial del Pacífico S.A.S.) and in Covimar (Concesionaria Nueva Vía al Mar S.A.S.); after the transaction, Corficolombiana gained control in Covipacífico (now owning 89.9%) and owns 100.0% of Covimar. The price paid for the 40% stakes was Ps 185.1 billion.

Corficolombiana’s main investments in agribusiness are centered on forestry and woodworking as well as the production of palm oil, rubber, rice and cotton mainly through Organización Pajonales S.A. and Unipalma S.A.

Corficolombiana also has investments in the hospitality sector. These include majority stakes in Hoteles Estelar de Colombia S.A. and Promotora y Comercializadora Turística Santamar S.A.

In the financial-services sector, Corficolombiana offers leasing, trust, brokerage and offshore banking services to third-party customers through three subsidiaries: Leasing Corficolombiana S.A., Fiduciaria Corficolombiana S.A. and Casa de Bolsa S.A.

Lending activities

The following table presents Corficolombiana’s loan portfolio at the dates indicated.

			Change, December 31, 2018 vs.
	At December 31,		December 31, 2017
	2018	2017	#	%
	(in Ps billions)
Commercial(1)	2,364.0	2,569.0	(205.0)	(8.0)
Commercial loans	2,007.4	2,172.3	(164.9)	(7.6)
Interbank and overnight funds	356.6	396.7	(40.1)	(10.1)
Consumer	366.9	319.5	47.4	14.8
Mortgages	11.0	10.7	0.3	2.7
Total	2,741.9	2,899.2	(157.3)	(5.4)
Loss allowance(2)	(166.3)	(114.1)	(52.3)	45.8
Total, net	2,575.6	2,785.1	(209.5)	(7.5)

(1)	Includes Ps 1,158.2 billion and Ps 1,111.5 billion of the LNG regasification plant at Sociedad Portuaria del Cayao (SPEC) in 2018 and 2017, respectively.
(2)	Includes Ps 13.9 billion of initial recognition of IFRS 9 allowances due to the adoption on January 1, 2018.

In 2018, Leasing Corficolombiana approved the assignment of all of its loans and financial leases to Banco de Bogotá and Banco de Occidente. These assignments are expected to take place during the first quarter of 2019.

Deposit-taking activities

The following table presents a breakdown of Corficolombiana’s deposits by product type at the dates indicated.

			Change, December 31, 2018 vs.
	At December 31,		December 31, 2017
	2018	2017	#	%
	(in Ps billions)
Savings accounts	567.7	402.5	165.3	41.1
Time deposits	3,189.9	3,659.0	(469.1)	(12.8)
Other deposits	47.4	34.3	13.1	38.3
Total customer deposits	3,805.0	4,095.7	(290.7)	(7.1)

Investment banking and treasury businesses

Corficolombiana’s investment banking team provides advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions and project finance. Corficolombiana has helped to and is expected to continue to lead the participation of the private sector in infrastructure projects, to develop the domestic capital markets and to expand the resources and operations of local companies in the region. In 2018, Corficolombiana’s investment bank helped raise financing and coordinate projects totaling Ps 12.8 billion.

Corficolombiana’s treasury operation is a relevant participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2018, Corficolombiana had total fixed income assets of Ps 3,535.5 billion (on a consolidated basis in accordance with IFRS).

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

Our subsidiaries currently operate in a hybrid model in the areas of technological operation. Core banking processes are handled directly by them, and electronic channels and administrative processes such as accounting, purchasing and budgeting operate in our shared services center, Aval Digital Lab, ATH and/or Ventas y Servicios. This model of centralization of our technological operation will continue its development in ATH and Ventas y Servicios in order to achieve medium-term savings that optimize the results of Grupo Aval as a whole.

Our principal projects currently consist of the following:

•	Technological infrastructure: By year 2019, we expect to have integrated our telecommunications, human resources and payroll applications in our centralized technological operation.
•

Basic software activity: We are focusing on the standardization of some processes in our banking subsidiaries, such as MDM, BPM and CRM. Additionally, we will centralize the administrative processes in our non-financial entities.

•	Policies: We continue working on migrating and implementing homogeneous policies in all our technological processes such as cybersecurity.
•	Finally, we are implementing our digital transformation initiatives through our digital lab (Aval Digital Lab), as part of our shared services center for our four banks in Colombia.

Intellectual property

We register and monitor our brands and trademarks in Colombia and abroad according to the importance of such brands and trademarks to our and our subsidiaries’ marketing and commercial strategy. Certain of brands and trademarks of Grupo Aval’s are registered in South and Central American countries and in the United States and México.

Corporate social responsibility

We coordinate with several corporate social responsibility initiatives of our banks that help us maintain a strong image and reputation with respect to all our stakeholders.

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

We follow corporate human resources policies that seek employee well-being in areas such as hiring, promotion and work-related development and training. In 2018 and 2017, we spent approximately Ps 10.6 billion and Ps 10.3 billion in corporate social responsibility initiatives, respectively.

Selected statistical data

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements included in this annual report as well as “Operating and financial review and prospects”. This information has been presented based on our financial records, which are prepared in accordance with IFRS. The selected statistical data of Grupo Aval at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, as applicable, have been derived from our annual audited consolidated financial statements prepared in accordance with IFRS that are included in this annual report. We believe that the average data set forth herein accurately reflects in all material aspects our financial condition and results of operation at the date and for the periods specified.

Distribution of assets, liabilities and equity, interest rates and interest differential

•

Average statement of financial position for 2018, 2017 and 2016 have been calculated as follows: the average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year.

Average Statement of Financial Position

For the years ended December 31, 2018, 2017 and 2016, the following table presents:

•	average balances for 2018, 2017 and 2016 calculated using actual balances for our assets and liabilities (based on a five period average);
•	interest income earned on assets and interest paid on liabilities; and

•	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning
	assets for the years ended December 31,
	2018			2017			2016
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	balance	earned	yield	balance	earned	yield	balance	earned	yield
	(in Ps billions, except percentages)
ASSETS
Interest-earning assets
Fixed Income Investments
Domestic
Peso-denominated	12,962.8	669.8	5.2%	10,906.8	465.7	4.3%	12,830.2	620.1	4.8%
Foreign -denominated	3,624.9	98.5	2.7%	3,758.9	180.2	4.8%	3,372.2	85.2	2.5%
Total domestic	16,587.6	768.3	4.6%	14,665.7	645.9	4.4%	16,202.4	705.3	4.4%
Foreign	5,215.2	197.7	3.8%	5,225.1	196.0	3.8%	4,690.4	176.2	3.8%
Total	21,802.9	966.0	4.4%	19,890.8	841.9	4.2%	20,892.9	881.5	4.2%
Interbank and overnight funds
Domestic
Peso-denominated	2,506.1	114.4	4.6%	1,860.9	118.3	6.4%	863.0	114.7	13.3%
Foreign -denominated	1,140.8	111.7	9.8%	1,495.1	103.8	6.9%	1,053.5	20.0	1.9%
Total domestic	3,646.9	226.1	6.2%	3,356.0	222.1	6.6%	1,916.5	134.7	7.0%
Foreign	2,366.2	117.0	4.9%	2,059.6	65.9	3.2%	1,473.3	51.5	3.5%
Total	6,013.0	343.1	5.7%	5,415.6	288.0	5.3%	3,389.8	186.2	5.5%
Loans and leases (1)
Domestic
Peso-denominated	103,269.3	11,367.4	11.0%	100,125.4	12,387.3	12.4%	94,381.4	11,605.4	12.3%
Foreign -denominated	10,969.4	644.9	5.9%	10,288.3	495.4	4.8%	9,237.1	371.4	4.0%
Total domestic	114,238.7	12,012.3	10.5%	110,413.7	12,882.7	11.7%	103,618.5	11,976.8	11.6%
Foreign	47,209.3	5,035.2	10.7%	44,064.1	4,729.3	10.7%	40,597.6	4,502.6	11.1%
Total	161,447.9	17,047.5	10.6%	154,477.8	17,612.0	11.4%	144,216.1	16,479.3	11.4%
Loans and receivables (2)
Domestic
Peso-denominated	105,775.4	11,481.7	10.9%	101,986.3	12,505.6	12.3%	95,244.4	11,720.1	12.3%
Foreign currency-denominated	12,110.1	756.6	6.2%	11,783.4	599.2	5.1%	10,290.7	391.3	3.8%
Total domestic	117,885.5	12,238.4	10.4%	113,769.7	13,104.8	11.5%	105,535.0	12,111.4	11.5%
Foreign	49,575.4	5,152.2	10.4%	46,123.7	4,795.2	10.4%	42,070.9	4,554.1	10.8%
Total	167,460.9	17,390.6	10.4%	159,893.4	17,900.0	11.2%	147,605.9	16,665.5	11.3%
Total interest-earning assets
Domestic
Peso-denominated	118,738.1	12,151.6	10.2%	112,893.1	12,971.3	11.5%	108,074.6	12,340.2	11.4%
Foreign currency-denominated	15,735.0	855.2	5.4%	15,542.3	779.3	5.0%	13,662.9	476.5	3.5%
Total domestic	134,473.2	13,006.7	9.7%	128,435.4	13,750.6	10.7%	121,737.5	12,816.7	10.5%
Foreign	54,790.7	5,349.9	9.8%	51,348.8	4,991.2	9.7%	46,761.3	4,730.3	10.1%
Total interest-earning assets	189,263.8	18,356.6	9.7%	179,784.2	18,741.8	10.4%	168,498.8	17,547.0	10.4%
Total non-interest-earning assets	51,641.6	—	—	49,531.1	—	—	48,996.9	—	—
Total interest-earning and non interest-earning assets
Domestic
Peso-denominated	148,470.3	12,151.6	8.2%	140,811.3	12,971.3	9.2%	139,095.5	12,340.2	8.9%
Foreign currency-denominated	21,879.2	855.2	3.9%	22,022.2	779.3	3.5%	16,427.9	476.5	2.9%
Total domestic	170,349.5	13,006.7	7.6%	162,833.5	13,750.6	8.4%	155,523.4	12,816.7	8.2%
Foreign	70,555.9	5,349.9	7.6%	66,481.8	4,991.2	7.5%	61,972.3	4,730.3	7.6%
Total assets	240,905.4	18,356.6	7.6%	229,315.3	18,741.8	8.2%	217,495.7	17,547.0	8.1%

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities and
	equity for the years ended December 31,
	2018			2017			2016
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate
	(in Ps billions, except percentages)
LIABILITIES AND EQUITY
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	4,422.5	113.1	2.6%	4,376.7	146.4	3.3%	4,990.7	159.6	3.2%
Foreign currency-denominated	3,637.2	129.5	3.6%	5,078.3	61.2	1.2%	924.7	5.8	0.6%
Total domestic	8,059.8	242.6	3.0%	9,455.0	207.6	2.2%	5,915.3	165.4	2.8%
Foreign	12,472.9	107.6	0.9%	11,662.4	101.7	0.9%	11,330.6	93.6	0.8%
Total	20,532.7	350.2	1.7%	21,117.4	309.3	1.5%	17,245.9	258.9	1.5%
Savings accounts
Domestic
Peso-denominated	45,693.8	1,378.7	3.0%	43,090.9	1,870.8	4.3%	41,981.0	2,030.1	4.8%
Foreign currency-denominated	648.6	1.0	0.2%	875.4	2.2	0.2%	783.2	3.8	0.5%
Total domestic	46,342.4	1,379.7	3.0%	43,966.3	1,873.0	4.3%	42,764.2	2,033.9	4.8%
Foreign	8,748.1	117.3	1.3%	8,084.4	106.0	1.3%	7,481.2	105.9	1.4%
Total	55,090.4	1,497.0	2.7%	52,050.8	1,979.0	3.8%	50,245.5	2,139.8	4.3%
Time deposits
Domestic
Peso-denominated	35,002.2	2,021.4	5.8%	34,179.1	2,472.1	7.2%	30,102.1	2,458.4	8.2%
Foreign currency-denominated	7,793.4	181.3	2.3%	9,070.0	146.2	1.6%	9,155.5	150.5	1.6%
Total domestic	42,795.5	2,202.7	5.1%	43,249.1	2,618.3	6.1%	39,257.6	2,609.0	6.6%
Foreign	21,278.7	1,093.8	5.1%	18,859.6	942.2	5.0%	16,164.5	804.5	5.0%
Total	64,074.3	3,296.5	5.1%	62,108.7	3,560.5	5.7%	55,422.0	3,413.5	6.2%
Total interest bearing deposits
Domestic
Peso-denominated	85,118.5	3,513.2	4.1%	81,646.7	4,489.3	5.5%	77,073.8	4,648.1	6.0%
Foreign currency-denominated	12,079.2	311.8	2.6%	15,023.7	209.6	1.4%	10,863.3	160.1	1.5%
Total domestic	97,197.7	3,825.0	3.9%	96,670.5	4,698.9	4.9%	87,937.1	4,808.2	5.5%
Foreign	42,499.7	1,318.7	3.1%	38,606.4	1,149.9	3.0%	34,976.3	1,004.0	2.9%
Total	139,697.4	5,143.7	3.7%	135,276.9	5,848.8	4.3%	122,913.4	5,812.3	4.7%
Interbank and overnight funds (3)
Domestic
Peso-denominated	5,218.9	225.9	4.3%	5,189.1	246.9	4.8%	8,028.6	462.3	5.8%
Foreign currency-denominated	759.2	31.9	4.2%	781.4	30.1	3.8%	459.7	102.2	22.2%
Total domestic	5,978.0	257.8	4.3%	5,970.5	277.0	4.6%	8,488.3	564.6	6.7%
Foreign	938.0	8.3	0.9%	780.8	10.4	1.3%	195.4	5.6	2.9%
Total	6,916.0	266.1	3.8%	6,751.3	287.4	4.3%	8,683.6	570.2	6.6%
Borrowings from banks and other
Domestic
Peso-denominated	4,425.9	289.6	6.5%	4,991.6	386.8	7.7%	4,558.2	190.8	4.2%
Foreign currency-denominated	6,765.3	153.5	2.3%	5,611.5	88.3	1.6%	4,054.3	62.7	1.5%
Total domestic	11,191.2	443.1	4.0%	10,603.1	475.1	4.5%	8,612.5	253.6	2.9%
Foreign	9,841.0	469.2	4.8%	10,313.6	454.2	4.4%	11,138.7	478.2	4.3%
Total	21,032.3	912.4	4.3%	20,916.7	929.3	4.4%	19,751.2	731.7	3.7%
Long-term debt
Domestic
Peso-denominated	8,847.2	604.3	6.8%	7,941.5	624.2	7.9%	6,934.8	683.4	9.9%
Foreign currency-denominated	9,452.3	500.7	5.3%	8,716.3	454.8	5.2%	8,983.5	514.7	5.7%
Total domestic	18,299.6	1,105.0	6.0%	16,657.8	1,079.0	6.5%	15,918.4	1,198.1	7.5%
Foreign	953.4	57.7	6.1%	1,260.6	83.2	6.6%	1,192.2	80.1	6.7%
Total	19,253.0	1,162.7	6.0%	17,918.4	1,162.2	6.5%	17,110.6	1,278.3	7.5%
Total interest-bearing liabilities
Domestic
Peso-denominated	103,610.6	4,633.0	4.5%	99,768.9	5,747.2	5.8%	96,595.4	5,984.7	6.2%
Foreign currency-denominated	29,056.0	997.9	3.4%	30,132.9	782.8	2.6%	24,360.8	839.8	3.4%
Total domestic	132,666.6	5,630.9	4.2%	129,901.8	6,530.0	5.0%	120,956.2	6,824.5	5.6%
Foreign	54,232.1	1,853.9	3.4%	50,961.5	1,697.7	3.3%	47,502.6	1,567.9	3.3%
Total interest-bearing liabilities	186,898.6	7,484.8	4.0%	180,863.3	8,227.7	4.5%	168,458.8	8,392.4	5.0%
Total non-interest-bearing liabilities and equity	54,006.8	—	—	48,451.9	—	—	49,036.9	—	—
Total liabilities and equity	240,905.4	7,484.8	3.1%	229,315.3	8,227.7	3.6%	217,495.7	8,392.4	3.9%

(1)	Includes an immaterial amount of interest earned on loans rated “C”, “D” and “E”. See “Item 11. Quantitative and Qualitative disclosure about risk—Credit Classification and Provisioning”.

(2)	Includes loans and leases and interbank and overnight funds
(3)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Changes in net interest income and expenses – volume and rate analysis

The following tables allocate by currency of denomination, the changes in our net interest income between the changes in average volume and changes in nominal rates for the year ended December 31, 2018 compared to the year ended December 31, 2017 and the year ended December 31, 2017 compared to the year ended December 31, 2016. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities as follows: (a) changes in volume (change in volume times new rate), (b) changes in rates (change in rate times old volume). Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. You should read the following tables and the footnotes thereto in conjunction to our observations noted in “—Average statement of financial position”.

	2018 - 2017			2017 - 2016
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)
Interest-earning assets:
Fixed Income Investments
Domestic
Peso-Denominated	106.2	97.9	204.1	(82.1)	(72.3)	(154.4)
Foreign currency-denominated	(3.6)	(78.0)	(81.7)	18.5	76.5	95.0
Sum domestic	102.6	19.8	122.4	(63.6)	4.2	(59.4)
Foreign	(0.4)	2.1	1.7	20.1	(0.2)	19.8
Sum	102.2	21.9	124.2	(43.5)	3.9	(39.6)
Interbank loans and overnight funds
Domestic
Peso-Denominated	29.4	(33.3)	(3.9)	63.4	(59.8)	3.6
Foreign currency-denominated	(34.7)	42.6	7.9	30.7	53.2	83.9
Sum domestic	(5.3)	9.3	4.0	94.1	(6.7)	87.4
Foreign	15.2	35.9	51.1	18.8	(4.4)	14.4
Sum	9.9	45.2	55.1	112.9	(11.1)	101.8
Loans and leases (1)
Domestic
Peso-Denominated	346.1	(1,366.0)	(1,019.9)	710.6	71.3	781.9
Foreign currency-denominated	40.0	109.5	149.6	50.6	73.3	124.0
Sum domestic	386.1	(1,256.5)	(870.4)	761.2	144.6	905.9
Foreign	335.5	(29.6)	305.9	372.1	(145.3)	226.8
Sum	721.6	(1,286.1)	(564.5)	1,133.3	(0.7)	1,132.7
Sum interest-earnings assets
Domestic
Peso-Denominated	481.7	(1,301.5)	(819.7)	691.9	(60.9)	631.1
Foreign currency-denominated	1.7	74.1	75.8	99.8	203.0	302.8
Sum domestic	483.4	(1,227.3)	(743.9)	791.7	142.1	933.9
Foreign	350.2	8.5	358.7	410.9	(149.9)	260.9
Sum interest-earnings assets	833.7	(1,218.9)	(385.2)	1,202.6	(7.8)	1,194.8
Interest-bearing liabilities
Checking accounts
Domestic
Peso-Denominated	1.2	(34.5)	(33.4)	(20.5)	7.4	(13.2)
Foreign currency-denominated	(51.3)	119.7	68.4	49.7	5.4	55.4
Sum domestic	(50.2)	85.2	35.0	29.5	12.7	42.2
Foreign	7.0	(1.2)	5.8	2.9	5.3	8.2
Sum	(43.2)	84.0	40.8	32.4	18.0	50.4
Saving accounts
Domestic
Peso-Denominated	78.5	(570.6)	(492.1)	48.2	(207.5)	(159.3)
Foreign currency-denominated	(0.3)	(0.8)	(1.1)	0.2	(1.9)	(1.7)
Sum domestic	78.2	(571.4)	(493.2)	48.4	(209.4)	(161.0)
Foreign	8.9	2.4	11.3	7.9	(7.8)	0.1
Sum	87.1	(569.0)	(481.9)	56.3	(217.2)	(160.9)
Time deposits
Domestic
Peso-Denominated	47.5	(498.2)	(450.6)	294.9	(281.2)	13.6
Foreign currency-denominated	(29.7)	64.7	35.0	(1.4)	(2.9)	(4.3)
Sum domestic	17.8	(433.5)	(415.6)	293.5	(284.1)	9.3
Foreign	124.4	27.3	151.7	134.6	3.0	137.6
Sum	142.2	(406.2)	(264.0)	428.1	(281.1)	146.9
Interbank and overnight funds
Domestic
Peso-Denominated	1.3	(22.2)	(20.9)	(135.1)	(80.4)	(215.5)
Foreign currency-denominated	(0.9)	2.8	1.8	12.4	(84.6)	(72.2)
Sum domestic	0.4	(19.5)	(19.1)	(122.7)	(165.0)	(287.7)
Foreign	1.4	(3.5)	(2.2)	7.8	(3.0)	4.8
Sum	1.7	(23.0)	(21.3)	(114.9)	(168.0)	(282.9)
Borrowings from banks and other
Domestic
Peso-Denominated	(37.0)	(60.2)	(97.2)	33.6	162.4	196.0
Foreign currency-denominated	26.2	39.0	65.2	24.5	1.1	25.6
Sum domestic	(10.8)	(21.1)	(32.0)	58.1	163.5	221.6
Foreign	(22.5)	37.5	15.0	(36.3)	12.4	(23.9)
Sum	(33.4)	16.4	(17.0)	21.8	175.9	197.7
Long-term debt
Domestic
Peso-Denominated	61.9	(81.8)	(19.9)	79.1	(138.3)	(59.2)
Foreign currency-denominated	39.0	6.9	45.9	(13.9)	(45.9)	(59.9)
Sum domestic	100.9	(74.9)	26.0	65.2	(184.2)	(119.1)
Foreign	(18.6)	(6.9)	(25.5)	4.5	(1.5)	3.1
Sum	82.3	(81.8)	0.5	69.7	(185.7)	(116.0)
Sum interest-bearing liabilities
Domestic
Peso-Denominated	153.4	(1,267.5)	(1,114.1)	300.2	(537.7)	(237.6)
Foreign currency-denominated	(17.1)	232.3	215.2	71.8	(128.8)	(57.1)
Sum domestic	136.3	(1,035.2)	(899.0)	372.0	(666.7)	(294.7)
Foreign	100.5	55.6	156.1	121.4	8.5	129.9
Sum interest-bearing liabilities	236.8	(979.6)	(742.8)	493.4	(658.2)	(164.8)

(1)	Includes an immaterial amount of interest earned on loans rated “C”, “D” and “E”. See “Item 11. Quantitative and Qualitative disclosure about risk—Credit Classification and Provisioning”.

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the years ended December 31, 2018, 2017 and 2016.

	For the year ended December 31,
	2018	2017	2016
	(in Ps billions, except percentages)
Interbank loans and overnight funds
Domestic
Peso-denominated	2,506.1	1,860.9	863.0
Foreign currency-denominated	1,140.8	1,495.1	1,053.5
Total Domestic	3,646.9	3,356.0	1,916.5
Foreign	2,366.2	2,059.6	1,473.3
Total	6,013.0	5,415.6	3,389.8
Loans and leases (1)
Domestic
Peso-denominated	103,269.3	100,125.4	94,381.4
Foreign currency-denominated	10,969.4	10,288.3	9,237.1
Total Domestic	114,238.7	110,413.7	103,618.5
Foreign	47,209.3	44,064.1	40,597.6
Total	161,447.9	154,477.8	144,216.1
Fixed Income Investments
Domestic
Peso-denominated	12,962.8	10,906.8	12,830.2
Foreign currency-denominated	3,624.9	3,758.9	3,372.2
Total Domestic	16,587.6	14,665.7	16,202.4
Foreign	5,215.2	5,225.1	4,690.4
Total	21,802.9	19,890.8	20,892.9
Total average interest-earning assets
Domestic
Peso-denominated	118,738.1	112,893.1	108,074.6
Foreign currency-denominated	15,735.0	15,542.3	13,662.9
Total Domestic	134,473.2	128,435.5	121,737.5
Foreign	54,790.7	51,348.8	46,761.3
Total	189,263.8	179,784.2	168,498.8
Gross interest earned
Domestic
Peso-denominated	12,151.6	12,971.3	12,340.2
Foreign currency-denominated	855.2	779.3	476.5
Total Domestic	13,006.7	13,750.6	12,816.7
Foreign	5,349.9	4,991.2	4,730.3
Total	18,356.6	18,741.8	17,547.0
Net interest income (2)
Domestic
Peso-denominated	7,518.6	7,224.2	6,355.5
Foreign currency-denominated	(142.8)	(3.4)	(363.3)
Total Domestic	7,375.8	7,220.8	5,992.2
Foreign	3,496.0	3,293.4	3,162.4
Total	10,871.8	10,514.2	9,154.6
Average yield on interest-earning assets
Domestic
Peso-denominated	10.2%	11.5%	11.4%
Foreign currency-denominated	5.4%	5.0%	3.5%
Total Domestic	9.7%	10.7%	10.5%
Foreign	9.8%	9.7%	10.1%
Total	9.7%	10.4%	10.4%
Net interest margin (3)
Domestic
Peso-denominated	6.3%	6.4%	5.9%
Foreign currency-denominated	(0.9)%	(0.0)%	(2.7)%
Total Domestic	5.5%	5.6%	4.9%
Foreign	6.4%	6.4%	6.8%
Total	5.7%	5.8%	5.4%
Interest spread on loans and leases (4)
Domestic
Peso-denominated	6.9%	6.9%	6.3%
Foreign currency-denominated	3.3%	3.4%	2.5%
Total Domestic	6.6%	6.8%	6.1%
Foreign	7.6%	7.8%	8.2%
Total	6.9%	7.1%	6.7%
Interest spread on total interest-earning assets (5)
Domestic
Peso-denominated	5.8%	5.7%	6.2%
Foreign currency-denominated	2.0%	2.4%	(0.0)%
Total Domestic	5.4%	5.7%	4.9%
Foreign	6.3%	6.4%	6.8%
Total	5.7%	5.9%	5.4%

(1)	Includes an immaterial amount of interest earned on loans rated “C”, “D” and “E” for each year presented.
(2)	Net interest income is calculated as interest income less interest paid and includes accrued interest on interbank and overnight funds.
(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, determined based on quarterly ending balances during the applicable period.
(4)	Interest spread on loans and leases is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing deposits.
(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

We acquire and hold fixed income debt and equity securities for liquidity and other strategic purposes, or when required by law. In recent years, credit institutions, including our banking subsidiaries, have been required to hold certain debt securities issued by the Colombian government or government-related entities. Central Bank regulations require credit institutions to make investments in agricultural development bonds (Títulos de Desarrollo Agropecuario), or “TDAs”, issued by the Agricultural Sector Financing Fund (Fondo para el Financiamiento del Sector Agropecuario), or “Finagro”. Finagro is a development bank affiliated with the Ministry of Agriculture and finances the production and marketing activities of the agricultural and livestock sector. These securities yield below-market interest rates. The amount of these mandatory investments is calculated as a percentage of short-term deposits. Additionally, our banking subsidiaries still maintain mandatory investments in reduction bonds (Títulos de Reducción de Deuda) issued by the Republic of Colombia. Under government discretion, authorities may extend the scope of current regulations or require additional disbursements on current or new mandatory investments. See “—Mandatory investments”.

The following table presents the book value of our investments in debt and equity securities, net of allowance for investment securities losses, at the dates indicated.

	At December 31,
	2018	2017	2016
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Republic of Colombia (1)	11,466.5	9,122.6	10,171.7
Securities issued or secured by other Colombian government entities	3,234.2	2,979.6	2,601.9
Securities issued or secured by other financial entities (2)	1,369.9	1,106.1	917.6
Other securities (3)	89.2	77.8	118.7
Total peso-denominated	16,159.7	13,286.1	13,809.9
Foreign currency-denominated
Securities issued or secured by the Republic of Colombia (1)	1,329.9	1,594.0	1,390.7
Securities issued or secured by foreign central banks	1,144.7	1,391.0	613.5
Securities issued or secured by other Colombian government entities	323.2	592.4	578.6
Securities issued by foreign governments	3,146.0	2,224.2	2,195.6
Securities issued or secured by other financial entities (2)	3,166.4	3,681.9	3,201.4
Other securities (3)	432.6	570.1	787.4
Total foreign currency-denominated	9,542.9	10,053.6	8,767.2
Total debt securities, net	25,702.6	23,339.7	22,577.1
Equity securities, net	3,763.2	2,973.2	2,477.4
Total investment securities, net	29,465.9	26,312.9	25,054.5

(1)	Includes Colombian government-issued treasuries (Títulos de Tesorería), or “TES”.
(2)	Reflects investments made in debt securities issued by private financial entities.
(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At December 31, 2018, 2017 and 2016, we held securities issued by foreign governments and in the principal amounts, as follows. Figures in U.S.$ have been translated using the end of period exchange rate for each year as certified by the Superintendency of Finance.

At		Investment amount	Investment amount
December 31,	Issuer	– book value	– book value
		(in Ps billions)	(in U.S.$thousands)
2018
	Chile	33.0	10,154
	Costa Rica	1,437.8	442,449
	El Salvador	40.9	12,583
	Guatemala	265.9	81,831
	Honduras	402.3	123,787
	Panamá	550.7	169,451
	United States of America	415.4	127,829
	Total 2018	3,146.0	968,084

2017
	Chile	24.9	8,355
	Costa Rica	1,018.7	341,400
	El Salvador	76.7	25,698
	Guatemala	56.8	19,037
	Honduras	372.3	124,744
	Nicaragua	0.6	184
	Panamá	617.1	206,812
	United States of America	57.1	19,143
	Total 2017	2,224.2	745,373

2016
	Argentina	3.2	1,088
	Costa Rica	951.8	318,971
	El Salvador	85.6	28,695
	Guatemala	195.9	65,642
	Mexico	9.1	3,058
	Nicaragua	0.9	289
	Honduras	394.2	132,099
	Panamá	530.1	177,632
	United States of America	24.8	8,314
	Total 2016	2,195.6	735,788

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at December 31, 2018 issued by governments or government entities.

	At December 31, 2018
	Maturity less than		Maturity between 1		Maturity between 5		Maturity more than
	1 year		and 5 years		and 10 years		10 years		Total
	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	1,701.6	3.0%	5,812.8	4.1%	3,821.4	6.3%	130.6	7.1%	11,466.5	4.7%
Securities issued or secured by Colombian government entities	2,931.2	3.1%	138.3	6.5%	164.7	3.5%	—	—%	3,234.2	3.3%
Securities issued or secured by other financial entities	481.8	5.0%	880.7	5.3%	7.5	6.3%	—	—%	1,369.9	5.2%
Other securities	1.5	9.4%	55.9	3.5%	31.7	4.6%	—	—%	89.2	4.0%
Total peso-denominated	5,116.1	3.3%	6,887.7	4.3%	4,025.3	6.2%	130.6	7.1%	16,159.7	4.5%

Foreign currency-denominated
Securities issued or secured by the Colombian government	82.0	2.8%	961.9	2.9%	286.1	3.9%	—	—%	1,329.9	3.1%
Securities issued or secured by foreign Central Banks	647.1	4.1%	497.6	6.2%	—	—%	—	—%	1,144.7	5.0%
Securities issued or secured by Colombian government entities	118.9	3.5%	204.3	4.8%	—	—%	—	—%	323.2	4.4%
Securities issued by foreign governments	998.7	4.7%	2,114.2	6.5%	33.1	3.8%	—	—%	3,146.0	5.9%
Securities issued or secured by other financial entities	894.7	3.2%	2,257.0	3.4%	14.7	4.7%	—	—%	3,166.4	3.4%
Other securities	84.4	4.5%	257.3	9.4%	74.2	5.4%	16.8	6.0%	432.6	7.6%
Total foreign currency-denominated	2,825.7	4.0%	6,292.3	4.9%	408.1	4.2%	16.8	6.0%	9,542.9	4.6%
Total debt securities, net	7,941.8	3.5%	13,180.0	4.6%	4,433.4	6.0%	147.4	6.9%	25,702.6	4.5%
Equity securities, net									3,763.2
Total investment securities, net									29,465.9

(1)	Yield was calculated using the internal rate of return, or “IRR”, at December 31, 2018.

At December 31, 2018, we had the following investments in securities of issuers that exceeded 10% of equity attributable to controlling shareholders of Grupo Aval.

	At December 31, 2018
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian Central government	Ministry of Finance	12,796.4	12,796.4
Securities issued or secured by Colombian government entities	Finagro	2,931.2	2,943.5
Total		15,727.6	15,739.9

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit and mortgage loans for the periods indicated.

	At December 31,
	2018	2017	2016	2015	2014
	(in Ps billions)
Domestic
Commercial
General purpose loans (1)	51,644.5	52,332.9	49,412.9	46,614.4	40,508.2
Loans funded by development banks	3,222.7	2,713.8	2,829.0	2,514.5	2,021.1
Working capital loans	7,619.9	7,883.5	9,593.8	10,269.9	9,388.7
Credit cards	325.1	382.6	385.5	395.8	395.4
Overdrafts	146.2	181.4	185.4	191.6	175.7
Leases	9,125.7	9,209.3	9,302.2	7,824.0	7,316.8
Interbank loans and overnight funds	5,572.9	4,739.9	1,896.3	2,557.9	1,230.4
Total commercial	77,657.1	77,443.4	73,605.1	70,368.2	61,036.2
Consumer
Credit cards	5,511.6	5,081.3	4,648.7	4,063.6	3,598.4
Personal loans	27,217.9	24,453.2	22,443.9	19,812.9	17,457.7
Automobile and vehicle loans	3,005.6	3,155.0	3,211.2	2,940.6	2,587.9
Overdrafts	32.5	34.2	33.3	38.0	44.2
Loans funded by development banks	—	—	—	0.1	0.1
General purpose loans	145.7	155.8	187.4	199.5	148.7
Working capital loans	—	—	—	0.1	-
Leases	28.1	32.1	40.0	36.8	30.9
Total consumer	35,941.5	32,911.6	30,564.5	27,091.6	23,867.8
Mortgages
Mortgages	6,672.6	5,675.6	4,823.8	3,995.5	3,015.0
Leases	1,312.7	1,047.8	902.1	762.9	625.5
Total mortgages	7,985.4	6,723.4	5,725.9	4,758.4	3,640.6
Microcredit	425.7	409.7	399.4	399.3	372.3
Total domestic	122,009.7	117,488.1	110,295.0	102,617.4	88,916.9
Foreign
Commercial
General purpose loans (1)	14,133.2	11,664.6	10,961.1	11,114.1	6,798.8
Working capital loans	7,573.0	6,840.0	5,930.6	5,512.3	4,259.0
Overdrafts	250.2	258.6	323.1	334.0	226.2
Leases	733.2	683.1	655.9	642.5	432.0
Interbank loans and overnight funds	2,062.3	2,539.2	1,673.3	1,527.1	777.1
Total commercial	24,751.9	21,985.5	19,544.1	19,130.0	12,493.1
Consumer
Credit cards	9,714.2	8,382.9	7,747.0	7,177.6	4,815.0
Personal loans	6,573.8	6,100.4	5,864.5	5,461.2	3,529.9
Automobile and vehicle loans	2,946.2	2,741.7	2,525.2	2,294.0	1,536.2
Overdrafts	53.0	51.7	51.2	52.5	37.0
Leases	226.4	194.7	175.6	153.6	93.0
Total consumer	19,513.5	17,471.4	16,363.5	15,139.0	10,011.1
Mortgages	10,606.8	9,427.9	8,957.6	8,659.7	6,137.5
Total foreign	54,872.1	48,884.7	44,865.2	42,928.6	28,641.7
Total portfolio	176,881.8	166,372.8	155,160.2	145,546.0	117,558.5
Allowance for loan portfolio (2)	(8,196.2)	(5,618.5)	(4,261.4)	(3,718.3)	(3,157.8)
Total portfolio, net	168,685.6	160,754.3	150,898.7	141,827.7	114,400.7

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.
(2)	Allowance for loan portfolio as of December 31, 2018 includes the impact of the adoption of IFRS 9 of Ps 1,163.0 billion.

We classify our loan portfolio into the categories set forth below. Leases are included as applicable in each category:

•	Commercial loans: Commercial loans are granted to companies or individuals to carry out economic activities.

•	Consumer loans: Consumer loans are granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services.
•

Microcredit loans: Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente), or “SMMLV”, without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the SMMLV.

•

Mortgages: Mortgages are loans granted to individuals for the purchase of new or used housing or to build a home. In Colombia these loans include loans that are denominated in UVR or Colombian pesos, are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of five to 30 years.

The following table presents the maturities of our loan portfolio at December 31, 2018.

	At December 31, 2018
		Due from
	Due in one	one to five	Due after
	year or less	years	five years	Total
	(in Ps billions)
Domestic
Commercial
General purpose loans	22,476.3	22,028.6	7,139.6	51,644.5
Loans funded by development banks	894.9	1,546.7	781.1	3,222.7
Working capital loans	6,893.7	719.5	6.7	7,619.9
Credit cards	216.8	102.7	5.7	325.1
Overdrafts	146.2	—	—	146.2
Leases	2,194.7	4,671.3	2,259.7	9,125.7
Interbank loans and overnight funds	5,572.9	—	—	5,572.9
Total commercial	38,395.6	29,068.8	10,192.8	77,657.1
Consumer
Credit cards	2,585.6	2,761.6	164.4	5,511.6
Personal loans	3,342.0	12,386.7	11,489.3	27,217.9
Automobile and vehicle loans	780.4	1,991.8	233.3	3,005.6
Overdrafts	32.5	—	—	32.5
General purpose loans	67.3	77.4	1.1	145.8
Leases	12.3	15.5	0.3	28.1
Total consumer	6,820.2	17,232.9	11,888.5	35,941.5
Mortgages
Mortgages	277.9	992.2	5,402.5	6,672.6
Leases	96.4	315.8	900.5	1,312.7
Total Mortgages	374.3	1,308.1	6,303.0	7,985.4
Microcredit	226.7	195.6	3.5	425.7
Total domestic portfolio	45,816.7	47,805.3	28,387.7	122,009.7
Foreign
Commercial
General purpose loans	1,654.2	4,486.0	7,993.0	14,133.2
Working capital loans	5,952.5	1,162.1	458.4	7,573.0
Overdrafts	250.2	—	—	250.2
Leases	39.4	522.5	171.3	733.2
Interbank loans and overnight funds	2,062.3	—	—	2,062.3
Total commercial	9,958.6	6,170.6	8,622.7	24,751.9
Consumer
Credit cards	8,720.1	651.4	342.7	9,714.2
Personal loans	173.7	1,853.0	4,547.1	6,573.8
Automobile and vehicle loans	44.0	1,580.4	1,321.8	2,946.2
Overdrafts	53.0	—	—	53.0
Leases	1.7	102.2	122.5	226.4
Total consumer	8,992.5	4,187.0	6,334.1	19,513.5
Mortgages	9.2	189.5	10,408.1	10,606.8
Total foreign portfolio	18,960.3	10,547.1	25,364.9	54,872.1
Total loan portfolio	64,777.0	58,352.4	53,752.6	176,881.8

The following table presents our loan portfolio due after one year and within one year or less at December 31, 2018, broken down between fixed and variable rates.

At December 31,
2018
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Peso-denominated	35,356.1
Foreign currency-denominated	9,894.1
Total	45,250.2
Fixed rate:
Peso-denominated	10,460.6
Foreign currency-denominated	9,066.2
Total	19,526.8
Total loans with maturity of one year or less	64,777.0

Loans with maturity of more than one year
Variable rate:
Peso-denominated	38,321.3
Foreign currency-denominated	34,274.1
Total	72,595.4
Fixed rate:
Peso-denominated	37,871.7
Foreign currency-denominated	1,637.7
Total	39,509.4
Total loans with maturity of more than one year	112,104.8
Total loan portfolio	176,881.8

Loan portfolio by economic activity

The following table summarizes our loan portfolio, at the dates indicated, by the principal activity by the borrower using the International Standard Industrial Classification of All Economic Activities. Where we have not assigned a code to the borrower, classification of the relevant loan has been made based on the purpose of the loan as described by the borrower.

	At December 31,
	2018	%	2017	%	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
Agricultural	4,201.5	2.4	3,941.0	2.4	3,734.6	2.4	3,719.7	2.6	3,172.7	2.7
Mining products and oil	1,094.7	0.6	2,377.2	1.4	2,018.2	1.3	2,406.9	1.7	2,534.3	2.2
Food, beverage and tobacco	8,128.8	4.6	8,166.0	4.9	7,273.6	4.7	6,080.9	4.2	4,735.4	4.0
Chemical production	5,614.9	3.2	5,672.3	3.4	5,276.2	3.4	4,929.7	3.4	4,770.1	4.1
Other industrial and manufacturing products	4,859.5	2.7	4,469.4	2.7	4,576.2	2.9	4,311.3	3.0	3,751.1	3.2
Government	3,869.0	2.2	3,579.8	2.2	3,629.8	2.3	3,356.4	2.3	2,690.1	2.3
Construction	11,093.9	6.3	10,313.7	6.2	9,959.5	6.4	9,326.2	6.4	8,067.4	6.9
Trade and tourism	2,353.1	1.3	2,182.4	1.3	2,025.2	1.3	1,712.7	1.2	1,206.3	1.0
Transportation and communications	7,117.1	4.0	7,566.4	4.5	7,814.7	5.0	7,892.4	5.4	6,458.0	5.5
Public services	6,123.4	3.5	5,421.3	3.3	5,160.8	3.3	5,051.5	3.5	4,135.1	3.5
Consumer services (1)	78,976.9	44.6	70,947.9	42.6	66,157.9	42.6	60,374.9	41.5	47,133.0	40.1
Commercial services (2)	41,161.0	23.3	38,788.5	23.3	34,587.3	22.3	34,280.8	23.6	26,352.6	22.4
Other	2,288.0	1.3	2,947.0	1.8	2,946.0	1.9	2,102.6	1.4	2,552.4	2.2
Total loan portfolio	176,881.8	100.0	166,372.8	100.0	155,160.2	100.0	145,546.0	100.0	117,558.5	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.
(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect at the relevant dates.

	Loan portfolio by type of loan
	(in Ps billions)
	2018	2017	2016	2015	2014
Domestic
Commercial loans	77,657.1	77,443.4	73,605.1	70,368.2	61,036.2
Commercial loans	72,084.2	72,703.5	71,708.8	67,810.2	59,805.9
Interbank loans and overnight funds	5,572.9	4,739.9	1,896.3	2,557.9	1,230.4
Consumer loans	35,941.5	32,911.6	30,564.5	27,091.6	23,867.8
Microcredit loans	425.7	409.7	399.4	399.3	372.3
Mortgages	7,985.4	6,723.4	5,725.9	4,758.4	3,640.6
Total domestic loan portfolio	122,009.7	117,488.1	110,295.0	102,617.4	88,916.9
Allowance for loans and financial lease losses	(6,559.1)	(4,912.2)	(3,642.3)	(3,189.7)	(2,749.9)
Total domestic loan portfolio, net	115,450.6	112,575.9	106,652.7	99,427.7	86,167.0
Foreign
Commercial loans	24,751.9	21,985.5	19,544.1	19,130.0	12,493.1
Commercial loans	22,689.5	19,446.3	17,870.7	17,602.9	11,716.0
Repo and interbank	2,062.3	2,539.2	1,673.3	1,527.1	777.1
Consumer loans	19,513.5	17,471.4	16,363.5	15,139.0	10,011.1
Mortgages	10,606.8	9,427.9	8,957.6	8,659.7	6,137.5
Total foreign loan portfolio	54,872.1	48,884.8	44,865.2	42,928.6	28,641.7
Allowance for loans and financial lease losses	(1,637.1)	(706.3)	(619.0)	(528.6)	(407.9)
Total foreign loan portfolio, net	53,235.0	48,178.5	44,246.0	42,400.0	28,233.8
Total loan portfolio, net	168,685.6	160,754.3	150,898.7	141,827.7	114,400.7

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

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following tables present the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
	2018	%	2017	%	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
“A” Normal risk	159,863.1	90.4%	152,434.7	91.6%	144,464.6	93.1%	136,445.6	93.7%	109,930.6	93.5%
“B” Acceptable risk, above normal	5,029.6	2.8%	4,283.7	2.6%	3,939.0	2.5%	3,054.9	2.1%	2,941.6	2.5%
“C” Appreciable risk	5,528.6	3.1%	4,695.5	2.8%	3,438.6	2.2%	3,393.2	2.3%	2,455.3	2.1%
“D” Significant risk	3,519.5	2.0%	3,273.2	2.0%	2,177.0	1.4%	1,662.2	1.1%	1,414.6	1.2%
“E” Risk of non-recoverability	2,941.1	1.7%	1,685.8	1.0%	1,141.0	0.7%	990.1	0.7%	816.5	0.7%
Total loan portfolio	176,881.8	100.0%	166,372.8	100.0%	155,160.2	100.0%	145,546.0	100.0%	117,558.5	100.0%
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio		6.8%		5.8%		4.4%		4.2%		4.0%

Past due loans classified in 30 and 90 days past due loans

The following table presents our 30-day past due loans (from 31 days past due to 90 days past due) and our 90-day past due loans (more than 90 days past due).

	Past due loans
	2018	2017	2016	2015	2014
	(in Ps billions)
Domestic > 31 and < 91 days past due loans
Commercial loans	328.4	309.9	258.5	346.2	303.6
Consumer loans	722.9	772.5	646.2	502.0	460.5
Microcredit loans	18.0	18.2	19.1	16.7	15.2
Mortgages	158.9	139.7	93.7	75.9	59.7
Total Domestic > 31 and < 91 days past due loans	1,228.2	1,240.4	1,017.5	940.9	839.0
Domestic > 91 days past due loans
Commercial loans	3,078.5	2,500.0	1,483.8	1,139.9	987.3
Consumer loans	1,122.7	1,095.4	790.8	636.6	585.1
Microcredit loans	52.4	43.6	37.4	28.6	31.3
Mortgages	228.7	190.7	144.1	119.0	102.1
Total Domestic >91 days past due loans	4,482.3	3,829.7	2,456.1	1,924.2	1,705.8
Total domestic past due loans	5,710.5	5,070.1	3,473.6	2,865.1	2,544.8

Foreign > 31 and < 91 days past due loans
Commercial loans	110.3	35.2	49.3	44.8	97.8
Consumer loans	477.8	395.1	343.2	316.0	224.0
Mortgages	190.4	142.7	111.7	104.6	93.3
Total Foreign > 31 and < 91 days past due loans	778.5	573.0	504.2	465.4	415.1
Foreign > 91 days past due loans
Commercial loans	161.8	108.3	113.7	100.5	66.2
Consumer loans	355.0	301.1	285.0	228.0	153.1
Mortgages	189.4	143.0	107.2	101.7	86.0
Total Foreign > 91 days past due loans	706.2	552.3	505.9	430.2	305.2
Total foreign past due loans > 31 days	1,484.7	1,125.3	1,010.1	895.6	720.3
Total past due loans > 31 days	7,195.2	6,195.3	4,483.7	3,760.6	3,265.0

Past due loans classification Secured and Unsecured

The following table presents information with respect to our secured and unsecured loan portfolios more than 30 days past due.

	At December 31,
	2018	%	2017	%	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	906.0	0.5	751.4	0.5	725.6	0.5	386.2	0.3	459.2	0.4
Consumer	445.1	0.3	401.4	0.2	483.9	0.3	196.4	0.1	158.6	0.1
Microcredit	16.8	0.0	16.3	—	18.4	—	9.9	—	8.5	-
Mortgages	595.7	0.4	485.3	0.3	337.4	0.2	287.9	0.2	244.1	0.2
Total 31 to 360 days	1,963.6	1.2	1,654.4	1.0	1,565.3	1.0	880.4	0.6	870.4	0.8
Total past due more than 360 days	797.9	0.5	654.5	0.4	705.5	0.5	329.1	0.2	264.8	0.2
Total current	76,756.7	45.5	70,088.6	43.6	64,220.0	42.6	58,169.0	41.0	45,148.9	39.5
Total secured loan portfolio	79,518.2	47.1	72,397.5	45.0	66,490.9	44.1	59,378.5	41.9	46,284.1	40.5
Unsecured (1)
Past due 31 to 360 days
Commercial	578.1	0.3	1,055.0	0.7	266.2	0.2	537.1	0.4	438.4	0.4
Consumer	1,953.6	1.2	1,954.0	1.2	1,407.2	0.9	1,332.1	0.9	1,118.8	1.0
Microcredit	37.3	0.0	36.4	—	19.7	—	19.9	—	20.3	-
Total 31 to 360 days	2,569.0	1.5	3,045.4	1.9	1,693.1	1.1	1,889.1	1.3	1,577.5	1.4
Total past due more than 360 days	1,864.7	1.1	841.2	0.5	519.7	0.3	662.0	0.5	552.3	0.5
Total current	92,929.9	55.1	90,088.8	56.0	86,456.4	57.3	83,616.4	59.0	69,144.6	60.4
Total unsecured loan portfolio	97,363.6	57.7	93,975.4	58.5	88,669.3	58.8	86,167.5	60.8	71,274.5	62.3
Total loan portfolio, gross	176,881.8	104.9	166,372.9	103.5	155,160.2	102.8	145,546.0	102.6	117,558.5	102.8
Allowances	(8,196.2)	(4.9)	(5,618.5)	(3.5)	(4,261.4)	(2.8)	(3,718.3)	(2.6)	(3,157.8)	(2.8)
Total loan portfolio, net	168,685.6	100.0	160,754.4	100.0	150,898.7	100.0	141,827.7	100.0	114,400.7	100.0

(1)	Includes loans with personal guarantees.

Troubled debt restructured loans

The following table presents our troubled debt restructured loan portfolio classified into domestic and foreign loans, the gross interest income that would have been recorded in the period that ended in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that was included in net income for the period.

	At and for the year ended December 31, 2018
			Interest income
			included in net
		Gross interest	income for the
	Amount of loans	income	period
	(in Ps billions)
Domestic	2,693.0	263.4	206.9
Foreign	1,275.6	154.7	153.0
Total troubled debt restructured loan portfolio	3,968.6	418.0	359.9

The following table presents a summary of our troubled debt restructured loan portfolio, classified into domestic and foreign loans.

	At December 31,
	2018	2017	2016	2015	2014
	(in Ps billions)
Domestic	2,693.0	2,674.6	3,179.9	2,252.7	2,046.9
Foreign	1,275.6	643.8	526.7	480.7	378.3
Total troubled debt restructured loan portfolio (1)	3,968.6	3,318.4	3,706.6	2,733.4	2,425.3

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Loss allowance for loans

We record loss allowance for loans in accordance with IFRS. For further information regarding the regulation and methodologies for the calculation of such allowances, see Note 4.1 to our audited consolidated financial statements.

The following table presents the changes in the allowance for loan and financial lease losses during the periods indicated.

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in Ps billions)
Balance at beginning of period	5,618.5	4,261.4	3,718.3	3,157.8	2,798.8
IFRS 9 adoption (1)	1,163.0	—	—	—	—
Charge-offs
Domestic	(2,227.8)	(1,872.1)	(1,702.4)	(1,114.8)	(1,068.2)
Foreign	(921.2)	(811.5)	(652.5)	(521.6)	(308.5)
Impairment loss on loans and accounts receivable
Domestic	4,028.4	4,675.8	4,207.8	3,269.7	2,952.7
Foreign	1,116.7	921.1	776.7	517.7	316.0
Reversals of impairment losses on loans and accounts receivable	(1,041.5)	(1,534.9)	(2,051.7)	(1,716.3)	(1,615.7)
Effect of difference in exchange rate	75.7	3.3	(34.8)	125.8	75.7
Reclassification –Securitization	—	—	—	—	7
Sale portfolio	—	(24.5)	—	—	—
Entity deconsolidation	2.4	—	—	—	—
Unwind of discount (2)	382.0	—	—	—	—
Balance at end of year total	8,196.2	5,618.5	4,261.4	3,718.3	3,157.8

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance).

Recoveries of charged-off loans are recorded on the statement of income of our bank subsidiaries under “recovery of charged-off assets” and are not included in impairment loss on loans and other accounts receivable.

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At December 31,
	2018	2017	2016	2015	2014
	(in Ps billions)
Domestic
Commercial	4,030.9	2,771.0	1,907.8	1,754.7	1,489.6
Consumer	2,310.8	1,950.9	1,557.7	1,296.4	1,137.0
Microcredit	88.2	74.2	63.1	49.2	47.8
Mortgages	187.6	116.1	113.6	89.4	75.6
Total domestic	6,617.5	4,912.2	3,642.3	3,189.7	2,749.9
Foreign
Commercial	326.9	157.4	120.6	119.8	113.3
Consumer	1,138.1	511.0	468.6	385.4	270.1
Mortgages	113.7	37.8	30.0	23.4	24.5
Total foreign	1,578.7	706.3	619.2	528.6	407.9
Total allowance for loan losses	8,196.2	5,618.5	4,261.4	3,718.3	3,157.8

The following table presents the allocation of our allowance for loan losses by type of loan.

	At December 31,
	2018	%	2017	%	2016	%	2015	%	2014	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	3,133.8	38.2	2,170.4	38.6	1,388.3	32.6	1,199.5	32.3	1,054.3	33.4
Loans funded by development banks	80.8	1.0	60.3	1.1	53.3	1.3	72.6	2.0	60.1	1.9
Working capital loans	323.5	3.9	214.3	3.8	207.0	4.9	234.4	6.3	170.6	5.4
Credit cards	65.5	0.8	52.2	0.9	38.3	0.9	40.2	1.1	31.1	1.0
Overdrafts	17.8	0.2	11.3	0.2	11.2	0.3	14.4	0.4	15.2	0.5
Leases	409.6	5.0	262.5	4.7	209.7	4.9	193.7	5.2	158.3	5.0
Total commercial	4,030.9	49.2	2,771.0	49.3	1,907.8	44.8	1,754.7	47.2	1,489.6	47.2
Consumer
Credit cards	519.3	6.3	444.7	7.9	351.4	8.2	297.8	8.0	256.9	8.1
Personal loans	1,530.8	18.7	1,266.4	22.5	1,025.7	24.1	855.8	23.0	764.1	24.2
Automobile and vehicle loans	242.8	3.0	220.8	3.9	165.6	3.9	126.4	3.4	99.1	3.1
Overdrafts	6.9	0.1	5.4	0.1	3.5	0.1	5.5	0.1	6.1	0.2
Loans funded by development banks	—	—	—	—	—	—	—	—	—	—
General purpose loans	7.3	0.1	9.7	0.2	8.8	0.2	8.5	0.2	8.2	0.3
Leases	3.7	0.0	3.9	0.1	2.6	0.1	2.3	0.1	2.5	0.1
Total consumer	2,310.8	28.2	1,950.9	34.7	1,557.7	36.6	1,296.4	34.9	1,137.0	36.0
Mortgages
Mortgages	143.5	1.8	93.1	1.7	94.1	2.2	70.6	1.9	61.6	2.0
Leases	44.0	0.5	23.1	0.4	19.5	0.5	18.8	0.5	13.9	0.4
Total mortgages	187.6	2.3	116.1	2.1	113.6	2.7	89.4	2.4	75.6	2.4
Microcredits	88.2	1.1	74.2	1.3	63.1	1.5	49.2	1.3	47.8	1.5
Total domestic	6,617.5	80.7	4,912.2	87.4	3,642.3	85.5	3,189.7	85.8	2,749.9	87.1
Foreign
Commercial
General purpose loans	242.3	3.0	115.9	2.1	87.6	2.1	86.0	2.3	85.5	2.7
Working capital loans	69.7	0.8	30.8	0.5	27.0	0.6	25.9	0.7	20.9	0.7
Overdrafts	4.2	0.1	4.1	0.1	2.3	0.1	4.0	0.1	4.5	0.1
Leases	10.8	0.1	6.6	0.1	3.7	0.1	3.8	0.1	2.4	0.1
Total commercial	326.9	4.0	157.4	2.8	120.6	2.8	119.8	3.2	113.3	3.6
Consumer
Credit cards	787.5	9.6	354.4	6.3	315.9	7.4	262.5	7.1	207.4	6.6
Personal loans	304.8	3.7	137.1	2.4	136.8	3.2	110.8	3.0	52.1	1.6
Automobile and vehicle loans	37.7	0.5	12.8	0.2	8.5	0.2	7.5	0.2	6.0	0.2
Overdrafts	5.2	0.1	5.5	0.1	6.5	0.2	4.1	0.1	4.3	0.1
Leases	2.9	0.0	1.2	—	0.8	—	0.5	—	0.4	—
Total consumer	1,138.1	13.9	511.0	9.1	468.6	11.0	385.4	10.4	270.1	8.6
Mortgages	113.7	1.4	37.8	0.7	30.0	0.7	23.4	0.6	24.5	0.8
Total foreign	1,578.7	19.3	706.3	12.6	619.2	14.5	528.6	14.2	407.9	12.9
Total allowance for loan and lease losses	8,196.2	100.0	5,618.5	100.0	4,261.4	100.0	3,718.3	100.0	3,157.8	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the years indicated.

	2018	2017	2016	2015	2014
	(in Ps billions)
Domestic
Commercial
General purpose loans	296.1	238.9	358.6	97.1	147.1
Loans funded by development banks	9.8	11.5	25.8	8.8	8.9
Working capital loans	31.8	78.0	47.1	23.6	28.4
Credit cards	29.2	23.3	34.7	14.4	9.3
Overdrafts	1.7	3.4	6.1	3.0	3.8
Leases	88.8	44.0	52.1	82.2	14.4
Total commercial	457.5	399.1	524.5	229.1	211.9
Consumer
Credit cards	474.3	419.1	310.5	247.4	214.4
Personal loans	1,103.8	904.2	753.0	280.2	287.3
Automobile and vehicle loans	127.7	76.9	61.0	48.3	54.5
Overdrafts	2.6	2.2	6.3	4.0	4.9
Loans funded by development banks	—	—	—	—	—
General purpose loans	10.6	11.6	9.3	269.8	260.3
Leases	0.8	0.4	0.8	0.6	0.4
Total consumer	1,719.8	1,414.4	1,140.9	850.3	821.7
Mortgages
Mortgages	7.5	15.2	0.6	0.4	0.5
Leases	3.4	0.7	0.3	1.9	3.6
Total mortgages	10.9	15.8	0.9	2.3	4.1
Microcredits	39.7	42.8	36.2	33.1	30.5
Total domestic	2,227.8	1,872.1	1,702.4	1,114.8	1,068.2
Foreign
Commercial
General purpose loans	43.7	29.6	17.2	32.7	15.6
Working capital loans	23.4	17.4	9.3	16.2	4.6
Overdrafts	1.6	0.3	1.2	2.8	2.0
Leases	3.1	0.6	—	—	0.2
Total commercial	71.8	47.8	27.7	51.7	22.4
Consumer
Credit cards	548.3	498.5	402.2	366.4	224.4
Personal loans	215.6	221.3	189.2	68.3	32.8
Automobile and vehicle loans	28.6	15.9	11.9	7.4	5.6
Overdrafts	15.5	14.9	13.7	12.9	7.6
Leases	2.6	1.2	0.4	1.2	0.3
Total consumer	810.6	751.8	617.4	456.2	270.9
Mortgages	38.7	12.0	7.5	13.7	15.2
Total foreign	921.2	811.5	652.5	521.6	308.5
Total charge-offs	3,149.0	2,683.6	2,355.0	1,636.4	1,376.7

The ratio of charge-offs to average outstanding loans for the periods indicated were as follows.

	Year ended December 31,
	2018	2017	2016
	(in percentages)
Ratio of charge-offs to average outstanding loans	1.9%	1.7%	1.6%

Loans and debt securities are charged-off (either partially or in full) when there is no realistic prospect of recovery. This is generally the case when Grupo Aval determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the charge-off.

However, charge-offs do not eliminate the obligation of our banking subsidiaries to continue to engage in collection efforts to accomplish recovery. The board of directors of each of our banks is the only administrative body with legal authority to approve charge-offs of transactions deemed uncollectible. The recovery of charged-off loans is accounted for as income in our consolidated statement of income.

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

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments at December 31, 2018, 2017 and 2016. See “—Loan portfolio” above for a description of cross-border outstanding by type of foreign borrower.

	At December 31,
	2018	2017	2016
	(in Ps billions)
Loans
Commercial
Costa Rica	4,891.2	4,068.9	3,663.7
El Salvador	2,050.5	1,609.0	1,389.2
Guatemala	5,516.8	4,640.9	4,341.6
Honduras	3,191.7	2,540.9	2,230.6
Nicaragua	1,953.0	2,220.3	2,145.9
Panamá	7,148.6	6,905.5	4,099.8
Total Commercial	24,751.9	21,985.5	17,870.8
Consumer
Costa Rica	2,113.0	2,138.8	2,193.0
El Salvador	1,466.8	1,252.6	1,109.8
Guatemala	1,095.0	965.8	846.4
Honduras	677.5	554.9	495.1
Nicaragua	721.2	886.8	846.3
Panamá	3,725.8	3,289.4	3,125.8
Total Consumer	9,799.4	9,088.3	8,616.4
Mortgages
Costa Rica	4,343.2	3,868.5	3,674.2
El Salvador	969.7	897.4	873.9
Guatemala	1,617.3	1,365.2	1,232.2
Honduras	857.8	740.1	721.0
Nicaragua	436.9	403.2	390.0
Panamá	2,381.7	2,153.5	2,066.4
Total Mortgages	10,606.8	9,427.9	8,957.7
Credit Cards
Costa Rica	3,303.1	2,903.2	2,370.8
El Salvador	1,170.4	1,015.3	967.6
Guatemala	1,498.6	1,299.0	1,233.6
Honduras	1,407.5	1,181.5	1,102.2
Nicaragua	441.9	420.2	390.9
Panamá	1,892.8	1,563.8	1,526.0
Mexico	—	—	155.8
Total Credit Cards	9,714.2	8,383.0	7,746.9
Total per country
Costa Rica	14,650.6	12,979.4	11,901.7
El Salvador	5,657.4	4,774.3	4,340.5
Guatemala	9,727.7	8,270.9	7,653.8
Honduras	6,134.5	5,017.4	4,548.9
Nicaragua	3,553.0	3,930.5	3,773.1
Panamá	15,149.0	13,912.2	10,818.0
Mexico	—	—	155.8
Total loans	54,872.1	48,884.8	43,191.8
Investments
Argentina	—	—	3.2
Brazil	424.3	698.6	1,149.1
Chile	150.2	223.6	291.6
Costa Rica	1,674.1	1,401.8	1,143.3
El Salvador	40.9	79.8	86.0
Guatemala	999.5	964.2	624.1
Honduras	586.3	531.2	425.1
Mexico	13.8	24.7	46.2
Netherlands	—	31.8	19.2
Nicaragua	64.9	148.8	122.8
Panamá	813.7	1,052.7	666.0
Perú	352.8	331.9	283.8
Puerto Rico	—	23.8	—
Switzerland	—	16.6	17.2
United Kingdom	—	—	31.1
United States of America	2,412.6	1,801.9	1,084.5
BAC San José Liquid Fund (BAC San José Fondo Líquido – Riesgo País Mixto)	3.8	15.5	38.2
Multilateral – Bladex (Foreign Trade Bank of Latin America)	87.5	73.1	88.6
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	31.2	31.8	3.1
Multilateral – Central American Bank for Economic Integration	—	—	4.4
Total investments	7,655.5	7,451.8	6,127.5

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at December 31, 2018, 2017 and 2016.

	At December 31,
	2018	2017	2016
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	8,155.6	7,874.3	10,021.2
Time deposits	43,374.0	42,636.9	40,637.8
Savings deposits	47,584.3	47,254.0	42,792.4
Total	99,113.9	97,765.2	93,451.4
Non-interest-bearing deposits:
Checking accounts	14,285.8	12,502.2	10,382.7
Other deposits (1)	302.8	219.4	159.5
Total	14,588.6	12,721.6	10,542.2
Total domestic deposits	113,702.5	110,486.8	103,993.6
Foreign
Interest-bearing customer deposits:
Checking accounts	14,222.1	12,722.2	11,822.4
Time deposits	23,479.0	19,979.3	17,368.3
Savings deposits	9,637.1	8,524.7	7,781.5
Total	47,338.2	41,226.2	36,972.3
Non-interest-bearing customer deposits:
Checking accounts	3,039.4	2,918.8	2,751.9
Other deposits (1)	279.3	253.4	169.3
Total	3,318.7	3,172.2	2,921.1
Total foreign customer deposits	50,656.9	44,398.4	39,893.4
Total customer deposits	164,359.5	154,885.2	143,887.1

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following table presents time deposits, by amount and maturity at December 31, 2018.

	At December 31, 2018
	Peso-	Foreign currency-
	denominated	denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	5,905.6	3,750.1	9,655.7
From 3 to 6 months	3,939.8	1,686.5	5,626.2
From 6 to 12 months	8,223.5	1,384.3	9,607.8
More than 12 months	12,865.6	225.5	13,091.1
Time deposits less than U.S.$100,000 (1)	5,019.3	373.9	5,393.2
Total domestic	35,953.8	7,420.3	43,374.0

Foreign	—	23,479.0	23,479.0
Total	35,953.8	30,899.3	66,853.0

(1)	U.S.$100,000 is the equivalent of Ps 324,975,000 (translated at the representative market rate of Ps 3,249.75 to U.S.$1.00 at December 31, 2018).

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At December 31,
	2018	2017	2016
	(in percentages)
ROAA: Return on average assets(1)	2.2	1.4	1.6
ROAE: Return on average equity attributable to owners of the parent(2)	17.8	12.6	14.3
Period-end equity as a percentage of period-end total assets	11.4	10.9	11.0
Dividend payout ratio(3)	45.9	54.5	91.8

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(3)

Dividend payout ratio is calculated as dividend declared divided by net income upon which the dividend was declared. Until 2016, Grupo Aval declared dividends semi-annually in March (from the net income generated in the six-month period between July 1 and December 31 of the previous year) and in September (from the net income generated in the six-month period between January 1 and June 30 of the ongoing year) of each year. Since March 2017, the Company declares dividends on an annual basis (for the twelve-month period between January 1 and December 31 of the previous year). We do not declare dividends on a quarterly basis.

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At and for the years ended
	2018		2017		2016
		Nominal		Nominal		Nominal
		weighted		weighted		weighted
		average		average		average
	Amount	rate	Amount	rate	Amount	rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	6,814.1	—	4,970.4	—	6,315.7	—
Average during period	6,916.0	3.8%	6,751.3	4.3%	8,683.6	6.6%
Maximum amount of borrowing at any month-end	9,686.6	—	8,823.3	—	9,656.7	—
Interest paid during the period	266.1	—	287.4	—	570.2	—

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

According to Decree 4172 of 2011, the “Unidad Administrativa Especial, Unidad de Proyección Normativa y Estudios de Regulación Financiera”, an independent unit of the Ministry of Finance is responsible for preparing and drafting any new financial, monetary, credit, securities, foreign exchange and insurance regulation to be issued by the Colombian government.

Superintendency of Finance

The Superintendency of Finance is the resulting entity of the merger between the Superintendency of Banking and the Superintendency of Securities in 2005. The authority and responsibilities of the former Superintendency of Banking and Superintendency of Securities were assigned to the resulting Superintendency of Finance.

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

The Superintendency of Finance exerts its supervisory powers over the financial sector on a consolidated and comprehensive basis. The consolidated supervision extends to all financial institutions including banks operating in

Colombia and their subsidiaries abroad, in the latter case to the extent permitted by the laws of the respective country of incorporation. For these purposes, the Superintendency of Finance has executed several memorandums of understanding with foreign financial sector regulators, including the Superintendency of Banks of Panamá, the Superintendency of the Financial System of El Salvador, the Superintendency of Banks and other Financial Institutions of Nicaragua, the Superintendency of Banks of Guatemala, and the National Commission of Banks and Insurance of Honduras. Additionally, the Superintendency of Finance permanently evaluates the possibility of entering into additional memorandums of understanding with other financial regulators to promote an exchange of information and enhance its consolidated and comprehensive supervision.

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

The Superintendency of Finance may also conduct onsite inspections of Colombian financial institutions, financial holdings and even of their subsidiaries located abroad, in the latter case, subject to the applicable laws of the subsidiary’s country of incorporation.

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

As a financial holding and an issuer of securities traded on the Colombian Stock Exchange, Grupo Aval is subject to the inspection and surveillance of the Superintendency of Finance. Additionally, Grupo Aval’s financial and stock brokerage subsidiaries located in Colombia (including banks, merchant banks, financing companies, trust companies, managers of pensions and severance payment funds, bonded warehouses and stock brokerage firms) are each subject to the regulatory supervision of the Superintendency of Finance. The level of supervision and regulation is different, though, taking into account that Grupo Aval is not a financial institution. Since February 6, 2019, Grupo Aval became subject to the supervision and regulation of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and will be required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation.- Regulatory framework for Colombian Financial Conglomerates”.

Fondo de Garantía de Instituciones Financieras

The Fondo de Garantía de Instituciones Financieras (“FOGAFIN”) was created pursuant to Law 117 of 1985. The primary function of FOGAFIN is to administer the deposit insurance system, with the objective of guaranteeing the deposits and savings held by the general public in Colombian financial institutions. See “—Troubled financial institutions—Deposit insurance”. The other primary purposes for which FOGAFIN was formed were to support the banking industry, to facilitate the privatization of financial institutions by the Colombian government, and to liquidate financial institutions under receivership.

FOGAFIN has tools and mechanisms that enable it to administer and temporarily take equity stakes in troubled financial institutions in order to allow it to determine whether a financial institution is viable or requires liquidation.

Securities Market Self-Regulatory Organization

Self-regulation in the capital markets was formally introduced in Colombia by Law 964 of 2005, and the securities market self-regulatory organization (Autoregulador del Mercado de Valores de Colombia), or “SRO”, was created in June 12, 2006.

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

Superintendency of Industry and Commerce

According to Law 1340 of 2009, the Superintendency of Industry and Commerce is the competent national authority for all antitrust, intellectual property and data protection matters in every sector of the economy, including the financial sector.

As such, the Superintendency of Industry and Commerce is responsible for advancing administrative investigations of antitrust violations by financial and non-financial corporations and has the power to impose corresponding sanctions.

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

Regulatory framework for Colombian Financial Conglomerates

On September 21, 2017, the Colombian Congress enacted Law 1870 to strengthen the regulation and supervision of the financial conglomerates, also known as Law of Financial Conglomerates (Ley de Conglomerados Financieros). This Law sets out the scope of supervision and regulation of financial conglomerates in Colombia with the purpose of ensuring the stability of the financial system and providing the Colombian government (Ministry of Finance) with regulatory powers to obtain complete and timely information that guarantees the transparency of the operations of the conglomerates and facilitates the exercise of consolidated supervision.

This law defines a financial conglomerate as a set of two or more local or foreign financial entities with a common controller requiring that at least one of these entities conduct financial activities in Colombia. Law 1870 also establishes the criteria for identifying the holding company of each financial conglomerate. Accordingly, any legal person or investment vehicle that exerts the first level of control or significant influence over the members of the financial conglomerate will be identified as the holding company. The Superintendency of Finance is in charge of identifying each financial conglomerate and its respective holding company

As a result of Law 1870 of 2017, holding companies, such as Grupo Aval, became subject to the supervision of the Superintendency of Finance and are required to comply with this law.  Law 1870 also granted the Colombian government (Ministry of Finance) the authority to enact regulations regarding:

•	Rules of capital adequacy applicable to financial conglomerates,
•	Criteria pursuant to which the Superintendency of Finance will be allowed to exclude certain entities and investment companies from the scope of these regulations,

•

Criteria for determining whether certain entities must be identified as members of the financial conglomerate for the purpose of identifying, administering, monitoring and revealing conflicts of interest, and

•	Limits of exposure and concentration of risk applicable to the financial conglomerate.

The Law of Financial Conglomerates also provides the Superintendency of Finance with the authority to:

•	Instruct holding companies with respect to risk management, internal control, disclosure of information, conflicts of interest and corporate governance of the financial conglomerate,
•

Require changes in the organizational structure of the financial conglomerate when the existing structure does not allow adequate disclosure of information, a comprehensive and consolidated supervision and the identification of its beneficial owner,

•	Authorize the holding company to effect direct or indirect equity investments in financial entities, insurance companies and securities intermediaries,
•	Request information and conduct on-site visits, and
•	Cancel operating licenses of members of the financial conglomerate in cases where the controlling entity is domiciled in non-cooperative jurisdictions.

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

Pursuant to Law 1870, the Ministry of Finance  enacted the following regulatory decrees:

•

Decree 246, issued on February 2, 2018, set the criteria under which the Superintendency of Finance may exclude from the scope of its supervision, entities or investment vehicles of a financial conglomerate. The exclusion criteria are the following: (i) when the size of the entity is not significant in relation to the financial conglomerate to which it belongs, or (ii) when the level of interconnection and risk exposure of the entity has no significant impact on the financial conglomerate.

•

Decree 774, issued on May 8, 2018, established capital adequacy levels applicable to financial conglomerates as a whole, considering the activities conducted by the entities that compose the conglomerate and the risks to which they are exposed. In terms of capital adequacy, this Decree requires that the technical capital (as defined therein) of financial conglomerates shall not fall below adequate capital (as defined therein). This decree will be enforceable on November 8, 2019.

•

Decree 1486, issued on August 6, 2018, which established obligations for members of a financial conglomerate, with respect to: (i) identifying the entities and individuals that need to be considered as related parties to the financial conglomerate (vinculados), (ii) policies regarding identification, disclosure, management and control of conflicts of interests, and (iii) policies and limits of exposure and concentration of risks for operations between entities of the conglomerate and between these and their related entities or individuals (vinculados). This Decree will come into force on February 6, 2020.

See “—D. Risk factors—Risks relating to our banking business”.

Regulatory framework for Colombian financial institutions

Basic Framework: Decree 663 of 1993

The basic regulatory framework for the operations of the Colombian financial sector is set forth in the Financial System Organic Statute or “EOSF”, as amended by Laws 510 of 1999, 546 of 1999, 795 of 2003, 964 of 2005, 1328 of 2009 and 1555 of 2012. Decree 2555 of 2010 as well as in External Resolution 8 of 2000 (exchange control regulation statute) and External Resolution 4 of 2006 issued by the Board of Directors of the Colombian Central Bank.

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

Each credit institution must be separately authorized by the Superintendency of Finance before it may develop and provide financial services. Furthermore, the activities of credit institutions are subject to limitations and restrictions, including limitations and restrictions relating to the extension of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, and the administration of third-party funds. One of the principal restrictions on financial activities is that banks may not acquire or hold products, merchandise, equity shares of corporations operating in non-financial activities, income bonds, or other similar securities, except: (i) when the bank has received those goods or securities as collateral for loans it has made or (ii) with respect to shares, when they are issued by companies where banks are permitted to hold investments (mainly financial affiliates). Banks are also subject to other limitations, including limitations on lending activities.

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

In order to implement and enforce the provisions related to Colombia’s financial system, the Superintendency of Finance has issued periodic circulars and resolutions. The External Circular 007 of 1996, as amended, consolidates all of the rules and regulations applicable to financial institutions, including rules and regulations relating to the management, operations, investments, lending activities and money laundering prevention activities of financial institutions. The Basic Accounting and Financial Circular consolidates all of the regulations applicable to the accounting and financial rules of financial institutions. Furthermore, the Basic Accounting and Financial Circular regulates the assessment of credit institutions’ investments, risk management, financial statements, information disclosure and inter-banking credits.

Violations of Laws 510 of 1999, 546 of 1999, 795 of 2003 or 1328 of 2009, as well as of specific provisions of Decree 663 of 1993 and their relevant regulations, are subject to administrative sanctions and, in some cases, criminal sanctions.

Key interest rates

Colombian commercial banks, merchant banks (corporaciones financieras) and financing companies are required to report data to the Colombian Central Bank on a weekly basis regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Colombian Central Bank calculates the DTF rate, which is published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The DTF rate is the weighted average interest rate paid by commercial banks, merchant banks and financing companies for certificates of deposit with maturities of 90 days.

The Colombian Central Bank also calculates the interbank rate (Interés Bancario de Referencia), or “IBR”, which acts as a reference of overnight, one-month and three-month interbank loans, based on quotations submitted each business day by eight participating banks to the Colombian Central Bank. Using the median of the quotations submitted, the Colombian Central Bank calculates the overnight IBR each business day. The one-month and three-month IBRs are also calculated using the median of the quotations submitted each business day, based on the prices of interest rate swaps for each of these periods.

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

Capital Adequacy Requirements

Decree 2555 of 2010 (as modified by Decree 1771 of 2012, Decree 1648 of 2014, Decree 2392 of 2015 and Decree 1477 of 2018) sets forth capital adequacy requirements for Colombian credit institutions. Since August 1, 2013, technical capital for Colombian credit institutions consist of the sum of basic capital (patrimonio básico), or primary capital (Tier I), and secondary capital (patrimonio adicional), or secondary capital (Tier II). In addition, Primary capital (Tier I) consist of the sum of ordinary basic capital (patrimonio básico ordinario), or Common Equity Tier I, and additional basic capital (patrimonio básico adicional), or Additional Tier I. Tier I and Tier II as defined herein may differ to manner in which those terms are used in other jurisdictions.

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

Decree 1477 of 2018 introduced Basel III principles to the Colombian financial system. The main changes contained in this Decree are as follows:

-A minimum Core Tier 1 of 4.5%,

-A minimum Core Tier 1 plus Additional Tier 1 (AT1) of 6%,

-A leverage ratio of 3%.

Additionally, Decree 1477 of 2018 implements the following capital adequacy buffers:

-A conservation buffer made of Core Tier 1 (CET1) of 1.5%, and

-A systemic risk buffer of 1.0% for systemic relevant banks.

The following graph shows the implementation timetable of Decree 1477 of 2018:

Regulatory Requirements
18-month Pre-Basel Implementation
9.0%
9.0%
9.6%
10.3%
10.9%
11.5%
0.3%
0.5%
0.8%
1.0%
0.4%
0.8%
1.1%
1.5%
4.5%
4.5%
4.1%
3.8%
3.4%
3.0%
0.4%
0.8%
1.1%
1.5%
4.5%
4.5%
4.5%
4.5%
4.5%
4.5%
2018 E
2019 E
2020 E
2021 E
2022 E
2023 E
CET1
AT1
T2
Conservation buffer (1)
Systemic Risk Buffer (1)(2)

(1) Requires highest quality of capital

(2) Will only apply to systemic important Financial Institutions as defined by the Superintendency of Finance

The following tables set forth the consolidated capital adequacy information, in compliance with the Superintendency of Finance’s guidelines, for each of our Colombian banking subsidiaries and Corficolombiana at December 31, 2018 and 2017.

Banco de Bogotá

	At December 31,
	2018	2017
	(in Ps billions)
Subscribed capital	3	3
Reserves and retained earnings	14,783	14,202
Non-controlling interests	—	—
Unconsolidated financial sector investments	(3,656)	(3,465)

Plus/minus others
Goodwill and other intangibles	(2,871)	(2,648)
Foreign currency translation adjustments	3,741	2,915
Others	(345)	(137)
Primary capital (Tier I)	11,656	10,871
Reserves and retained earnings	848	581
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	(85)	(37)
Unrealized gains on equity securities available for sale(1)	—	—
Subordinated bonds	5,275	5,302

Minus:
Unrealized losses on equity securities available for sale(1)	—	—
Plus/minus others	37	32
Secondary capital (Tier II)	6,075	5,879
Technical capital	17,731	16,749
Risk-weighted assets	120,604	114,488
Value at risk	925	830
Regulatory value at risk(2)	10,275	9,221
Risk-weighted assets including regulatory value at risk	130,879	123,708
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.9%	8.8%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	4.6%	4.8%
Solvency ratio(3)	13.5%	13.5%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements”.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco de Occidente

	At December 31,
	2018	2017
	(in Ps billions)
Subscribed capital	5	5
Reserves and retained earnings	3,521	3,449
Non-controlling interests	9	8
Unconsolidated financial sector investments	(158)	(175)

Plus/minus others:
Goodwill and other intangibles	(183)	(140)
Foreign currency translation adjustments	(2)	(4)
Others	(24)	(19)
Primary capital (Tier I)	3,167	3,124
Reserves and retained earnings	—	—
Non-controlling interests	4	5
Unrealized gains/losses on debt securities available for sale(1)	15	19
Unrealized gains on equity securities available for sale(1)	14	27
Subordinated bonds	733	832

Minus:
Unrealized losses on equity securities available for sale(1)	(30)	(11)
Plus/minus others	14	12
Secondary capital (Tier II)	750	884
Technical capital	3,917	4,008
Risk-weighted assets	29,405	28,166
Value at risk	158	149
Regulatory value at risk(2)	1,755	1,661
Risk-weighted assets including regulatory value at risk	31,160	29,826
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	10.2%	10.5%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.4%	3.0%
Solvency ratio(3)	12.6%	13.4%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements”.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco Popular

	At December 31,
	2018	2017
	(in Ps billions)
Subscribed capital	77	77
Reserves and retained earnings	1,979	1,923
Non-controlling interests	33	46
Unconsolidated financial sector investments	(243)	(190)

Plus/minus others:
Goodwill and other intangibles	(134)	(80)
Foreign currency translation adjustments	—	—
Others	(64)	(0)
Primary capital (Tier I)	1,648	1,775
Reserves and retained earnings	234	—
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	9	8
Unrealized gains on equity securities available for sale(1)	9	8
Subordinated bonds	270	300

Minus:
Unrealized losses on equity securities available for sale(1)	(0)	(0)
Plus/minus others	—	—
Secondary capital (Tier II)	522	315
Technical capital	2,170	2,090
Risk-weighted assets	19,624	18,453
Value at risk	163	125
Regulatory value at risk(2)	1,810	1,392
Risk-weighted assets including regulatory value at risk	21,434	19,844
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	7.7%	8.9%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.4%	1.6%
Solvency ratio(3)	10.1%	10.5%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements”.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco AV Villas

	At December 31,
	2018	2017
	(in Ps billions)
Subscribed capital	22	22
Reserves and retained earnings	1,104	1,059
Non-controlling interests	—	—
Unconsolidated financial sector investments	(20)	(20)

Plus/minus others:
Goodwill and other intangibles	—	—
Foreign currency translation adjustments	—	—
Others	—	—
Primary capital (Tier I)	1,107	1,061
Reserves and retained earnings	48	116
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	(0)	0
Unrealized gains on equity securities available for sale(1)	—	—
Subordinated bonds	—	—

Minus:
Unrealized losses on equity securities available for sale(1)	—	—
Plus/minus others	22	19
Secondary capital (Tier II)	70	135
Technical capital	1,176	1,196
Risk-weighted assets	10,759	9,493
Value at risk	38	18
Regulatory value at risk(2)	421	205
Risk-weighted assets including regulatory value at risk	11,181	9,698
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	9.9%	10.9%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	0.6%	1.4%
Solvency ratio(3)	10.5%	12.3%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements”.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Corficolombiana

	At December 31,
	2018	2017
	(in Ps billions)
Subscribed capital	3	2
Reserves and retained earnings	3,883	2,797
Non-controlling interests	1	—
Unconsolidated financial sector investments	(39)	(41)

Plus/minus others:
Goodwill and other intangibles	—	—
Foreign currency translation adjustments	—	9
Others	(466)	(472)
Primary capital (Tier I)	3,382	2,296
Reserves and retained earnings	—	—
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	(89)	28
Unrealized gains on equity securities available for sale(1)	399	404
Subordinated bonds	—	—

Minus:
Unrealized losses on equity securities available for sale(1)	—	—
Plus/minus others	(60)	(62)
Secondary capital (Tier II)	250	370
Technical capital	3,632	2,666
Risk-weighted assets	7,835	5,478
Value at risk	220	159
Regulatory value at risk(2)	2,441	1,769
Risk-weighted assets including regulatory value at risk	10,275	7,247
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	32.9%	31.7%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.4%	5.1%
Solvency ratio(3)	35.3%	36.8%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements”.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Mandatory Investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario, or “TDAs”) issued by Finagro, a government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended by External Resolution 5 of 2000, External Resolution 1 of 2002, External Resolution 2 of 2005, External Resolutions 2, 8, 9 and 17 of 2007, External Resolutions 2, 6, 8 and 14 of 2008, External Resolution 15 of 2012, External Resolution 7 of 2014, External Resolution 19 of 2015 and External Resolution 10 of 2016. The Colombian Central Bank requires that each bank maintains a total investment in these bonds equal to 5.8% of its checking and savings deposits minus legal reserves, plus 4.3% of its time deposits minus legal reserves with a maturity of up to 18 months. Finagro may issue two different types of agricultural development bonds, Class A with an interest rate of four percentage points below the DTF rate (DTF‑4) and Class B with an interest rate of two percentage points below the DTF rate (DTF‑2). If the DTF interest rate falls to 4% or less, the profitability of the Class A TDAs will be 0%, and if the DTF rate falls to 2% or less, the profitability of the Class B TDAs will be 0%. Banks are required to invest 37% of the total mandatory investment in Class A TDAs and 63% in Class B TDAs; however, in accordance with the External Resolution 19 of 2015, from January 2016 to March 2016 banks are required to invest 50% of the total mandatory investment in Class A TDAs and 50% in Class B TDAs.

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

The minimum incorporation capital requirement for banks on a separate basis for 2018 was Ps 93.8 billion. Through the date hereof, all of our banks have consistently satisfied this incorporation capital requirement.

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

Foreign Currency Position Requirements

According to External Resolution No. 1 of 2018 and Circular Reglamentaria Externa DODM-398 issued by the Board of Directors of the Colombian Central Bank on March 22, 2019, which modified the foreign currency position requirements of Colombian banks, the foreign currency position (defined as the difference between rights and obligations denominated in foreign currencies) based on a three-business-day average, cannot exceed 20% of the bank´s technical capital.  If the foreign currency position is negative, it cannot exceed 5% of the bank´s technical capital.

Currency exchange intermediaries such as Banco de Bogotá, with controlling interest of its overseas investments, are required to exclude those investments and any declared and approved hedging instruments (derivatives or debt) from their foreign currency positions starting on March 26, 2019. At December 31, 2018, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions of U.S.$12.0 million, U.S.$ 6.8 million, U.S.$ 7.8 million and U.S.$ 0.05 million, respectively, which fell within these regulatory guidelines.

Lending Limits

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

Notwithstanding the general rule set above regarding the lending limit of 10%, Decree 816 of 2014 was issued to promote the financing of 4G concessions and establishes that commercial banks can lend to a single borrower for the purpose of financing fourth generation concessions, a sum up to 25% of its technical capital (Patrimonio Técnico).

Fourth generation concessions are a governmental program issued under the administration of President Santos, aiming to execute the construction of road infrastructure projects in association with private entities.

Decree 2555 of 2010 sets a maximum limit for risk concentrated in one single party, equivalent to 30% of a bank’s technical capital, the calculation of which includes loans, leasing operations and equity and debt investments.

Pursuant Decree 2555 of 2010, a bank may not make a loan to any shareholder that holds directly more than 10% of its share capital for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding, directly or indirectly, 20% or more of a bank’s share capital exceed 20% of a bank’s technical capital. In addition, no loan to a single financial institution may exceed 30% of a bank’s technical capital, with the exception of loans funded by Colombian development banks for which no limit exists.

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

At December 31, 2018, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on a separate basis was Ps 1.61 billion for unsecured loans and Ps 4.01 billion for secured loans. Banco de Occidente’s lending limit per borrower on a separate basis was Ps 0.39 billion for unsecured loans and Ps 0.98 billion for secured loans, Banco Popular’s lending limit per borrower on a separate basis was Ps 0.22 billion for unsecured loans and Ps 0.54 billion for secured loans, and Banco AV Villas’ lending limit per borrower on a separate basis was Ps 0.12 billion for unsecured loans and Ps 0.29 billion for secured loans.

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

The reserves of credit institutions range between zero and 11.0%. For example, credit institutions must maintain reserves of 11.0% for checking accounts and savings deposits, reserves of 4.5% for term deposits with a maturity of less than 540 days, and no reserves for term deposits with a maturity equal or greater than 540 days.

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

Loan Loss Allowance

Under Colombian IFRS, calculation of loan loss allowances in the separate financial statements of Colombian credit institutions differs from the way in which such allowances are calculated in their consolidated financial statements. Separate financial statements of credit institutions must follow the Superintendency of Finance guidelines related to loan loss allowances established in the Basic Accounting and Financial Circular Letter, which refers to the adoption by credit institutions of the “Sistema de Administración de Riesgo de Crédito” (credit risk administration system), or “SARC”, (for its initials in Spanish).

With respect to consolidated financial statements of Colombian credit institutions the following rules with respect to loan loss allowances:

Regarding the entire loan portfolio, in accordance with IFRS 9, financial institutions must evaluate at the end of each accounting period if there is or has been a significant increase in the credit risk (SICR) of a loan measured in accordance with the amortized cost methodology. Impairment indicators include significant economic difficulties faced by the borrower, payment default and the probability that the borrower will seek protection from creditors. If impairment is determined, a loan loss provision charged to income is calculated as follows:

For loans deemed individually significant and impaired, an individual analysis is carried out in accordance with IFRS 9, which takes into consideration expected cash flows, interest rates, the amortization schedule, collateral and information from credit bureaus. A loan is considered impaired when based on historic and current information and events, including forward-looking information such as macroeconomic indicators, it is concluded that a there is a probability that the lender will be unable to collect in full the amounts owed as per the loan agreement, including interest and commissions. When a loan has been identified as impaired, the value of the loss is measured as: (i) the difference between the book value of the loan and the present value of expected future flows (taking into consideration the condition of the borrower), discounted by the interest rate initially established on the loan, or (ii) the present value of the collateral that guarantees the loan (after deducting the estimated selling costs of the collateral) when it is concluded that the fundamental source of repayment is the sale of the collateral. For the calculation of allowances for loans considered individually significant, which are based on their guarantee, estimates of the fair value of such guarantee are established using independent expert appraisers.

For those loans which are not individually significant and for loans individually significant but not impaired, a collective assessment is effected, with loans grouped together by segments having similar characteristics, using statistical assessment techniques based on the analysis of historical losses to determine an estimate of percentage of expected losses in such assets as of the date of the financial statements, but which have not been identified on an individual basis.

For the calculation of expected losses of loan portfolios analyzed collectively, statistical models are utilized which take into consideration three fundamental factors: exposure, probability of default and loss given default.

The calculation process includes analyses of specific, historical and qualitative components. The methodologies used include the following elements: a) detailed periodical analysis of the loan portfolio, b) credit classification system by risk levels, c) periodic review of the summary of allowances for impairment losses, d) identification of loans to be evaluated individually due to impairment, e) consideration of internal factors such as our size, organizational structure, loan portfolio structure, loan administration process, analysis of overdue portfolio and experiences of historical losses, f) consideration of risks inherent to different types of loans, and g) consideration of external factors, including local, regional and national, as well as economic factors.

As of January 1, 2018, IASB adopted the expected credit loan loss model according to IFRS 9. For further information on the adoption of IFRS 9, please refer to Note 2.5-B of our audited consolidated financial statements. For more information regarding loss allowance calculations see Item 11 – Loss allowance.

Public Tender Offer Rules

Pursuant to Colombian law, the acquisition of the beneficial ownership of 25.0% or more of the outstanding shares with voting rights of a listed company, or the purchase of 5.0% or more of the outstanding shares with voting rights by a shareholder or group shareholders beneficially owning 25.0% or more of such outstanding shares of a listed company, should be made pursuant to the public tender offer rules. The preferred shares are not shares with voting rights for purposes of this requirement.

Under Article 6.15.2.1.1 of Decree 2555 of 2010, any entity or group of entities ultimately representing the same beneficial owner, directly or through one or more intermediaries, may only become the beneficial owner of more than 25.0% of the outstanding shares with voting rights of a company that is publicly traded in Colombia by making a public tender offer directed to all holders of such shares of that company, following the procedures established by the Superintendency of Finance as per the applicable law.

Moreover, any beneficial owner of more than 25.0% of the outstanding shares with voting rights of a company who wants to acquire additional shares of the company representing more than 5.0% of the company’s outstanding shares with voting rights may only do so by making a public tender offer directed to all holders of such company’s shares, following the procedures established by the Colombian Superintendency of Finance as per the applicable.

These requirements do not need to be met in certain circumstances described in Article 6.15.2.1.2 of Decree 2555 of 2010, including: (i) if the purchase is approved by 100% of the holders of the outstanding shares of the company, (ii) if the purchaser acquires the percentages indicated above through an offer in a privatization process, (iii) if the company reacquires its own shares or (iv) if the company issues voting shares, among others.

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (approximately U.S.$ 5,293.9) or more must be effected through the Colombian Stock Exchange. At December 31, 2018, one UVR equaled Ps 260.7 and 66,000 UVRs equal Ps 17,203,942.8.

Intervention Powers of the Superintendency of Finance – Bankruptcy Considerations

Pursuant to Colombian banking regulations, the Superintendency of Finance has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure.

The Superintendency of Finance may intervene in a bank’s business: (i) prior to the liquidation of the bank, by taking precautionary measures in order to take remedial actions and prevent the bank from being taken over by the Superintendency of Finance, or (ii) to take possession of the bank to either administer the bank or order its liquidation, depending on the severity of the situation.

The purpose of taking possession is to allow the Superintendency of Finance to decide: (i) whether the entity should be liquidated, (ii) whether it is possible to place it in a position to continue doing business in the ordinary course, or (iii) whether other measures may be adopted to secure better conditions so that depositors, creditors and investors may obtain the full or partial payment of their credits.

If the Superintendency of Finance takes possession of a bank, FOGAFIN must appoint a special agent (who must be accepted by the Superintendency of Finance) to administer the affairs of the bank during such process and until the bank is ordered to be liquidated or the entity is reestablished to continue doing business in the ordinary course.

During the period of the Superintendency of Finance’s possession (which ends when the liquidation process begins), Colombian banking laws prevent any creditor of the bank from (i) initiating any procedure for the collection of any amount owed by the bank, (ii) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations, (iii) placing a lien or attachment on any of the assets of the bank to secure payment of any of its obligations, or (iv) making any payment, advance or compensation or assuming any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems.

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

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of FOGAFIN, as amended by Resolutions 1, 3 and 4 of 2012, Resolution 1 of 2013, Resolutions 1, 2, 3 and 5 of 2014 and Resolution 1 of 2015, Resolution 2 of 2016, Resolution 2 of 2017 and Resolution 3 of 2018, requires mandatory deposit insurance. Under this resolution, banks must pay an annual premium of 0.3% of total funds received on savings accounts, checking accounts, certificates of deposit, special savings deposits, mortgage bonds, special accounts, bank collection services and electronic deposits. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank, up to a maximum of Ps 50 million, regardless of the number of accounts held.

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, the EOSF, Part I, Title IV, Chapter IV of Legal Basic Circular (Circular Básica Jurídica), as amended, issued by the Superintendency of Finance, as well as the Colombian Criminal Code.

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering, or “FATF”. Colombia, as a member of the GAFI-SUD (a FATF-style regional body) follows all of FATF’s 40 recommendations and nine special recommendations.

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

Finally, the Colombian Criminal Code includes criminal rules and regulations to prevent, control, detect, eliminate and prosecute all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Pension Fund Solvency Measures

On March 2, 2018, Decree 415 of 2018, which amended Decree 2555 of 2010, introduced a new solvency measure for pension fund administrators of minimum 9% of the value of the technical capital (patrimonio técnico) divided by:

•	Summation of assets weighted by risk level
•	Operational risk exposure value multiplied by 100/9
•	Market risk exposure value multiplied by 100/9

Furthermore, Decree 1895 of September 11, 2012 included 13% of the fee income from the administration of funds belonging to the Fondo Nacional de Pensiones de las Entidades Territoriales - FONPET to the sum that must be multiplied by 100/9 to determine a pension fund administrator’s “Exposure to operational risk”.

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

Data Protection Law

On October 17, 2012, Law 1581 of 2012 introduced a new data protection regime that applies to any person that administers databases in Colombia, and this Law was regulated on June 27, 2013 by Decree 1377 of 2013 and Decree 886 of 2014. Although it does not apply in its entirety to financial institutions, it provides a set of principles (legality, freedom, truthfulness, quality, transparency, access, confidentiality, among others) that apply to us in the administration of our databases. Additionally, there is a general prohibition of transferring personal data to other countries that do not provide adequate levels of data protection according to the standards set by the Superintendency of Industry and Commerce. This prohibition does not apply to transfers of data that are inherent to banking and securities activities under the applicable law.

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

Regulation on Payroll Loans

On April 27, 2012, the Colombian Congress enacted Law 1527, as amended by Law 1607 of 2012 and by Law 1902 of 2018, which consolidated the then existing regulatory framework on payroll deduction loans. Under Law 1527 of 2012, payroll loans are secured by an irrevocable order or authorization from the clients to their respective employers or to the entity that pays their salary or other financial benefits arising from their employment to directly pay the loan. As opposed to the prior regulatory regime, employees may currently freely determine the financial institution granting the relevant financial product or service. Similarly, Law 1527 of 2012 provides that the employer is jointly and severally liable for the employee’s payment obligation if the employer fails to effect the deductions required for the debt service of its employee’s obligation.

Regulatory Framework for Non-Financial Subsidiaries

Our Colombian subsidiaries that are not part of the financial sector are governed by the laws and regulations of the Colombian Civil Code and the Colombian Code of Commerce, as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to corporations, and the commercial and industrial activities carried out by these subsidiaries.

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

The Colombian Supreme Court will determine whether to recognize a U.S. judgment predicated on the U.S. securities laws through a proceeding known under Colombian law as “exequatur”. Enforcement of U.S. judgments may require a separate court procedure in Colombia. After the exequatur has been granted, if the judicial decision imposes an obligation to pay a sum of money or to comply with certain obligations, an executive judicial proceeding (proceso ejecutivo) before a local court is available. Such proceeding would follow the same rules applicable for the enforcement of local judicial decisions.

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

D.          Property, plant and equipment

We have listed below the carrying amount of property, plant and equipment of each of our operating segments at December 31, 2018.

	Buildings and			Bearer	Other
	land(1)	Machinery	Equipment	plants	properties	Total
	(Ps billions)
Banco de Bogotá	1,216.3	4.6	553.6	—	169.8	1,944.3
Banco de Occidente	369.8	21.4	98.1	—	22.2	511.4
Banco Popular	461.9	1.0	61.0	—	2.9	526.8
Banco AV Villas	257.7	—	37.2	—	11.2	306.1
Corficolombiana	969.2	1,103.4	40.7	219.0	38.0	2,370.3
Other segments	0.0	—	3.3	—	1.6	4.9
Grupo Aval	3,274.9	1,130.3	793.9	219.0	245.7	5,663.7

(1)	Includes ongoing constructions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, and the related notes thereto, and with the other financial information included in this annual report. The preparation of our audited consolidated financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors” and other factors discussed in this annual report. Our audited consolidated financial statements at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 included in this annual report have been prepared in accordance with IFRS.

Principal factors affecting our financial condition and results of operations

Colombian Economic Conditions

Colombian GDP grew at a CAGR of 2.8% in the five-year period ended December 31, 2018. Our operations are concentrated in Colombia, such that our results are linked to the country’s economic performance. Following the global financial crisis of 2008, GDP growth reached a peak of 7.4% in 2011. However, business and consumer confidence deteriorated moderately due to global concerns related to the European debt crisis and GDP growth slowed down to 3.9% in 2012. Nonetheless, the pace of economic activity picked up the following year, partly supported by a set of countercyclical fiscal and monetary policies. The economy expanded 4.6% in 2013.

The economy continued strengthening throughout 2014, with GDP growing 4.7% in the year. However, growth expectations for 2015 deteriorated due to the sharp decline in oil prices that began in August 2014. Oil accounted for more than half of Colombian exports, therefore the economy began to experience a negative terms-of-trade shock in the following quarters.

Oil prices continued to drop throughout 2015, reaching levels not seen since 2004 by the end of the year and accumulating a decline of more than 70% since the beginning of the downward shift in the third quarter of 2014. Simultaneously, global financial conditions tightened considerably throughout the year, mainly due to an anticipation of the first interest rate hike by the U.S. Federal Reserve in more than nine years, which took place in December 2015, and due to increased concerns about a sharper slowdown of the Chinese economy. As a result of these large external shocks, the growth outlook for the Colombian economy deteriorated further. Actual GDP growth for 2015 was 3.0%.

Over the following two years, the economy felt the full effects of the terms-of-trade shock that began in the second half of 2014 and continued its gradual adjustment, with GDP growth slowing further to 2.1% in 2016 and 1.4% in 2017. Investment declined, mainly driven by the oil and mining sectors and by the effects of exchange rate depreciation on the price of imported capital goods, while the pace of government spending retrenched due to plummeting oil revenues, and that of household consumption fell due to the pass-through of exchange rate depreciation on inflation, which also led to tighter monetary policy.

Furthermore, the Colombian government presented a tax reform in the second half of 2016, after the one approved in December 2014, in order to obtain additional funds and close potential deficits, especially considering the more challenging medium-term outlook for the oil sector. This tax reform, which was approved in December 2016, reduced and simplified corporate taxes, but also increased personal income taxes and consumption taxes, which further contributed to the slowdown of household spending, the major component of GDP, in 2017.

After a partial adjustment in fiscal and external accounts, the Colombian economy began a recovery path and registered a growth rate of 2.7% in 2018, mainly driven by the rebound in private consumption. Certainly, household expenditure reacted to the slightly expansive monetary policy implemented by the Central Bank during most of 2018. Nevertheless, private investment growth decelerated last year, affected by the poor performance in the construction sector and by the uncertainty related to the presidential election process. The arrival of Iván Duque to the Presidency of Colombia, in August 7, 2018, was well received by the investors and fueled expectations of a better dynamic in private investment in the second half of 2018 and in 2019. In spite of the expectations that the recovery will continue in 2019, Colombian economy is still below its potential and likely will remain there until the fourth quarter of this year.

The Colombian peso appreciated during the first three quarters of 2018 mostly as a consequence of higher oil prices during that period, but the trend changed in last quarter amid an increase in risks levels to emerging markets and a new drop in crude prices the exchange rate averaged 2,957 pesos to one U.S.$ 1.00 in 2018 and ended-up the year in 3,250 pesos to one U.S.$ 1.00, depreciating 8.9% against the U.S. dollar. We continue to be subject to impacts on our statement of income and/or statement of financial position derived from fluctuations in the rate of exchange of the Colombian peso, in particular, against the U.S. dollar, the currency in which most of our foreign long-term debt is denominated, and between the U.S.

dollar and each of the currencies in our Central American operations, as 38.4% of our average consolidated assets and 41.5% of our average consolidated liabilities are denominated in foreign currency for the year ended December 31, 2018. On a consolidated basis, we have U.S.$3.5 billion (Ps 11.3 trillion) of long-term debt denominated in U.S. dollars at December 31, 2018.

Labor Markets

During the twelve months ended December 31, 2018, the Colombian unemployment rate increased to an annual average of 9.7% from 9.4% at December 31, 2017, according to DANE. The participation rate (i.e., economically active population divided by working age population), a measure of labor supply, slightly declined to an annual average of 64.0% at December 31, 2018, compared to 64.4% at December 31, 2017; while the employment rate (i.e., employed population divided by working age population), a measure of labor demand, also declined slightly to an annual average of 57.8% at December 31, 2018 from 58.4% at December 31, 2017. We believe that the current levels of unemployment could be the result of the slowdown of the economy that in turn demanded companies to reduce or freeze their payroll, and to the potential displacements associated to Venezuelans entering the Colombian workforce.

Interest Rates

Since the implementation of an inflation-targeting regime in 1999, the Colombian Central Bank has used its overnight lending rate as a mechanism to control inflation and inflation expectations. The following graph shows the monthly average Central Bank rate between 2014 and 2018.

The last cycle (2015-2018) occurred in order to control the inflation increase resulting from the combination of large external and domestic supply shocks (mainly driven by the decline in oil prices and by the effects of El Niño weather phenomenon). The Central Bank increased its overnight lending rate from 4.50% to 7.75% between August 2015 and August 2016, and kept it unchanged until December 2016. As those shocks faded and inflation began to decline during the second half of 2016, the Central Bank also started to loosen its monetary policy in order to stimulate the economy. As a result, the Central Bank cut its overnight lending rate by 350 basis points since December 2016 to 4.25% by February 2019.

An important portion of our Colombian commercial loan portfolios is linked to the DTF and the IBR rate; accordingly, changes in both rates affect our banking subsidiaries’ net interest income. The following graph shows the monthly average DTF and three-month IBR rates between 2014 and 2018:

Inflation

Lower interest rates and stable inflation generally lead to increased consumer confidence and increased consumer demand for credit. Colombian Central Bank independence, and the adoption of an inflation-targeting regime and a free-floating exchange rate regime since 1999, have contributed to declining inflation rates and increased price stability in Colombia. The inflation rate was 1.9% for 2013, the lowest annual rate since 1954, mainly due to the effects of a series of regulatory and supply shocks during the preceding 12 months. Inflation accelerated to 3.7% at December 31, 2014 as the effects of these shocks retreated, coupled with stronger domestic demand throughout the first three quarters of 2014, and as the local currency depreciated substantially in the fourth quarter due to the large decline in oil prices. Inflation continued to accelerate to 6.8% at December 31, 2015 and to a 15-year high of close to 9.0% at July 31, 2016, mainly driven by the impact of El Niño weather phenomenon on food and energy prices and by the pass-through effects of a sharper exchange rate depreciation, as a result of continued weakness in oil prices and increased turmoil in global financial markets. However, the effects of exchange rate depreciation and El Niño began to fade in the second half of 2016, driving down inflation to 5.75% at December 31, 2016, to 4.09% at December 31, 2017, and to 3.18% at December 31, 2018 within the Central Bank’s target range of 2% to 4%.

The Central Bank estimates that inflation will slightly increase in 2019, remaining close to the middle of its target range by the end of the year, amid low pressures by the demand-side and lower than expected impact of El Niño over food and energy prices. The Colombian Central Bank’s preemptive approach with respect to monetary policy has resulted in a decrease in inflation expectations in the past few years.

Credit Volumes

Credit volumes in Colombia have grown since 2005, mainly driven by the above-mentioned factors, including lower inflation rates, decreasing interest rates and consistent economic growth. At December 31, 2013, bank credit volume growth was 13.8% and 12.8% when adjusted for securitized mortgage loan data, both as reported by the Superintendency of Finance. At December 31, 2014, bank credit volume growth was 15.5% and 15.2% when adjusted for securitized mortgage loan data. At December 31, 2015, bank credit volume growth was 15.3% and 15.1% when adjusted for securitized mortgage loan data (note that as of 2015, this figure incorporates IFRS reporting). At December 31, 2016, bank credit volume growth was 12.2% and 12.0% when adjusted for securitized mortgage loan data. At December 31, 2017, bank credit volume growth was 6.0% and 5.9% when adjusted for securitized mortgage loan data, while at December 31, 2018, growth rates were 5.8% and 5.7%, respectively. We believe that Colombia offers significant opportunities to expand our business due to the country’s strong economic fundamentals and low penetration rates of domestic credit to the private sector as a percentage of GDP for banking and other financial services and products in 2017 of 49.4% as compared to 59.7% for Brazil and 112.6% for Chile, as reported in the World Bank Development Indicators.

At December 31, 2018, Colombia’s bank loans to GDP was 45.5%, stable when compared to December 31, 2017.

Central American Economic Conditions

According to the IMF, for the year ended December 31, 2018, Central America was expected to post a combined GDP of U.S.$268.2 billion, ranking as the sixth largest economy in Latin America after Brazil (nominal GDP of U.S.$1,868.2 billion), Mexico (nominal GDP of U.S.$1,223.4 billion), Argentina (nominal GDP of U.S.$518.1 billion), Colombia (nominal GDP of U.S.$333.1 billion) and Chile (nominal GDP of U.S.$298.2 billion).

Because BAC’s and our other Central American businesses’ operations are concentrated in Central America, their results are linked to the region’s economic performance. According to the IMF, Central America’s GDP was expected to grow 2.7% in 2018, in line with the growth rate for Colombia of 2.7%, and is expected to grow at an annual average rate of 3.5% between 2019 and 2021, compared to Colombia’s expected average growth rate of 3.6% during the same period. The recent stronger growth rates in Central America versus Colombia result from those countries being net importers of oil and having economies closely linked to the U.S. economy, via remittances among others. Similar to the discussion above for the Colombian economic conditions, any moderation in the Central American economy will result in a slowdown in our growth rates and could increase our delinquency ratios and provisions.

In recent years, countries in Central America have increased their efforts to promote fiscal prudence and foreign investment. Countries such as Costa Rica, El Salvador, Guatemala and Nicaragua have signed agreements with the IMF under which their respective governments receive credit, subject to adopting fiscal discipline in their economic policies.

We believe that Central America offers a stable market that is expected to further converge toward an integrated economy as a result of the ongoing implementation of free trade agreements. The United States-Dominican Republic-Central America Free Trade Agreement, or “DR-CAFTA”, gradually eliminates barriers to trade and investment among Costa Rica, the Dominican Republic, El Salvador, Guatemala, Honduras, Nicaragua and the United States. The agreement allows Central American countries access to markets in the United States and establishes common regulatory standards among these countries. DR-CAFTA covers most types of trade and commercial exchange between these countries and the United States.

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

See Note 3 to our audited consolidated financial statements for a summary of the critical accounting judgments and estimates and principal accounting policies and practices applicable to us. There are many other areas in which we use estimates about uncertain matters, but we believe the reasonably likely effect of changed or different estimates would not be material to our financial presentation.

Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

After seeing in 2017 a year in which the economic stagnation in Colombia drove a decline in Grupo Aval´s returns (1.4% and 12.6% in terms of ROAA and ROAE, respectively), 2018 was a year of strong recovery for us, driven by a combination of factors detailed below:

•

First, the Colombian economy grew at a stronger pace in 2018 than the year before (2.7% versus 1.4% in 2017). More than the growth rate itself, what was relevant for our operations in Colombia (close to 70% of our consolidated business) was the source of such growth, which in 2018 was household demand. After seeing a decline in disposable income of the Colombian households in 2017 impacted by the VAT increases, 2018 was a year of recovery.

•

Second, 2018 was a year of lower average interest rates in Colombia (with the average Central Bank rate declining to 4.35% in 2018 from 6.13% in 2017). Although this is a scenario that translates into lower spreads and NIM for Aval (as we have net asset sensitivity position), it sets a scenario in which retail vintages show improvement which is expected to translate into stable or improving delinquencies and controlled or declining cost of risk.

•

Third, Grupo Aval engaged in a strategy of marginal but profitable growth in the Colombian corporate book that implied a rigorous discipline in terms of pricing. This might have led to temporarily losing some market share in big corporate names, but it also meant a strong focus on getting back to competitive level of returns. The aforementioned strategy was combined with a continuation of our focus on retail banking, which led to increases in market share in products such as payrolls, credit cards and mortgages.

•

Fourth, both our Colombian and Central American operations continued their digital transformation, paired with a cost optimization strategy that concluded in the shrinking of our traditional footprint and a faster migration to more productive digital channels. We believe that by continuing the digitalizing of our operations and by offering new products and services to our clients digitally, we will continue to faster satisfy and even anticipate their needs.

•

Fifth, 2018 was a year in which our non-financial operation (mainly reflected in Corficolombiana, which in turn represented 21% of our attributable net income) performed very well. We began the construction phase of three of the four fourth generation (4G) projects and we continued to see sustained results in our gas distribution subsidiaries.

•	Sixth, some of our operating entities also went through a non-productive asset optimization process that led to gains from certain sales of assets.

•

Finally, given the Financing Law’s impact on our net deferred tax liability position, and other tax optimization strategies, we were able to lower our deferred income tax expense and recover current taxes from previous periods.

Our results for the year which can be analyzed in our consolidated and segment analysis were also impacted by the adoption and application of IFRS 9 and IFRS 15.

Grupo Aval

Overview

The following discussion describes the main drivers of Grupo Aval’s results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017. Further detail is provided in the discussion of the results of Grupo Aval’s banking subsidiaries and Corficolombiana.

Grupo Aval’s net income attributable to owners of the parent for the year ended December 31, 2018 increased by 48.4%, or Ps 950.3 billion, to Ps 2,912.7 billion compared to the year ended December 31, 2017.

Grupo Aval’s financial results for the year ended December 31, 2018 were positively impacted as compared to the year ended December 31, 2017 by:

(i)	a 3.4% or Ps 357.7 billion increase in net interest income;
(ii)	a 1.5% or Ps 57.5 billion decrease in net impairment loss on financial assets;
(iii)	a 5.7% or Ps 260.6 billion increase in net income from commissions and fees;
(iv)	a Ps 1,886.9 billion increase in income (expense) from sales of goods and services. Such increase resulted from Grupo Aval’s non-financial entities, mainly those controlled by Corficolombiana;
(v)	a 3.8% or Ps 21.3 billion increase in net trading income; and
(vi)	a 14.9% or Ps 202.8 billion increase in other income;

The positive impacts on Grupo Aval’s financial results detailed above were partially offset by:

(i)	a 4.1% or Ps 367.9 billion increase in other expense;
(ii)	a 22.6% or Ps 396.8 billion increase in income tax expense; and
(iii)

an 89.3% or Ps 1,071.8 billion increase in income attributable to non-controlling interest as a main driver of the results for the year was Corficolombiana, in which Grupo Aval holds a 38.2% economic stake as of December 31, 2018.

	Grupo Aval Consolidated
	For the year ended		Change December 2018 vs
	December 31,		December 2017
	2018	2017	#	%
	(in Ps billions)
Total interest income	18,356.6	18,741.8	(385.2)	(2.1)
Total interest expense	(7,484.8)	(8,227.7)	742.9	(9.0)
Net interest income	10,871.8	10,514.1	357.7	3.4
Net impairment loss on financial assets	(3,797.3)	(3,854.9)	57.5	(1.5)
Net income from commissions and fees	4,839.6	4,579.0	260.6	5.7
Net income (expense) from sales of goods and services	2,643.9	757.0	1,886.9	249.3
Net trading income	582.7	561.4	21.3	3.8
Other income	1,564.5	1,361.7	202.8	14.9
Other expense	(9,371.0)	(9,003.1)	(367.9)	4.1
Income before income tax expense	7,334.1	4,915.2	2,418.9	49.2
Income tax expense	(2,149.6)	(1,752.8)	(396.8)	22.6
Net income for the year	5,184.6	3,162.4	2,022.1	63.9
Net income for the year attributable to:
Owners of the parent	2,912.7	1,962.4	950.3	48.4
Non-controlling interest	2,271.9	1,200.0	1,071.8	89.3

Net interest income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans and leases	7,216.3	8,132.8	(916.5)	(11.3)
Consumer loans and leases	8,280.1	8,087.4	192.7	2.4
Mortgage loans and leases	1,442.6	1,278.0	164.6	12.9
Microcredit loans and leases	108.5	113.8	(5.3)	(4.7)
Interbank and overnight funds	343.1	288.0	55.1	19.1
Interest on loans and leases	17,390.6	17,900.0	(509.4)	(2.8)
Interest on investments in debt securities	966.0	841.9	124.2	14.7
Total interest income	18,356.6	18,741.8	(385.2)	(2.1)
Interest expense:
Checking accounts	(350.2)	(309.3)	(40.8)	13.2
Time deposits	(3,296.5)	(3,560.5)	264.0	(7.4)
Savings deposits	(1,497.0)	(1,979.0)	481.9	(24.4)
Total interest expense on deposits	(5,143.7)	(5,848.8)	705.1	(12.1)
Borrowings from banks and others	(769.2)	(770.0)	0.8	(0.1)
Interbank borrowings and overnight funds	(266.1)	(287.4)	21.3	(7.4)
Bonds issued	(1,162.7)	(1,162.2)	(0.5)	0.0
Borrowings from development entities	(143.2)	(159.3)	16.1	(10.1)
Total interest expense	(7,484.8)	(8,227.7)	742.9	(9.0)
Net interest income	10,871.8	10,514.1	357.7	3.4

Grupo Aval’s net interest income increased by 3.4% or Ps 357.7 billion in 2018 as compared to 2017. The increase in net interest income was mainly due to a 9.0% or Ps 742.9 billion decrease in interest expense that was partially offset by a 2.1% or Ps 385.2 billion decrease in interest income.

Total interest income for Grupo Aval decreased by 2.1% or Ps 385.2 billion to Ps 18,356.6 billion in 2018, driven by a decrease of Ps 509.4 billion in interest income on total loans and leases2 (driven by a 3.2% or Ps 564.5 billion decrease in interest income on loans and leases, offset by a Ps 55.1 billion increase in interest income on interbank and overnight funds), offset in part by a Ps 124.2 billion increase in interest income on investments in debt securities.

The following table shows the impact on interest income on loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans and leases	92,293.3	90,555.2	1,738.1	1.9	7.8%	9.0%	135.9	(1,052.4)	(916.5)
Consumer loans and leases	51,879.5	48,268.0	3,611.5	7.5	16.0%	16.8%	576.4	(383.7)	192.7
Mortgage loans and leases	16,908.3	15,251.6	1,656.6	10.9	8.5%	8.4%	141.3	23.3	164.6
Microcredit loans and leases	417.2	402.9	14.3	3.5	26.0%	28.2%	3.7	(9.0)	(5.3)
Loans and leases	161,498.3	154,477.8	7,020.5	4.5	10.6%	11.4%	741.1	(1,305.6)	(564.5)

The 3.2% or Ps 564.5 billion decrease in interest income on loans and leases for Grupo Aval in 2018 as compared to 2017 was mainly a result of a 85 basis points decrease in the average yield on loans and leases from 11.4% in 2017 to 10.6% in 2018, that led to a Ps 1,305.6 billion decrease in interest income. The decrease in the average yield was mainly driven by

2   Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

(i) lower average interest rates as the average Colombian Central Bank rate decreased from 6.13% in 2017 to 4.35% in 2018, and (ii) a more competitive landscape in Colombia particularly in commercial loans and leases.

The decrease in the average yield was offset by a 4.5% or Ps 7,020.5 billion increase in the average balance of loans and leases to Ps 161,498.3 billion, driven by a strategy of profitable growth in Colombia that resulted in faster growth in the consumer portfolio than in the commercial portfolio, and organic growth in Central America (mainly in Costa Rica, Guatemala and Panamá, and despite of a 17% decrease in Nicaragua).

The Ps 55.1 billion increase in interest income on interbank and overnight funds for Grupo Aval in 2018 was explained by a 11.0% or Ps 597.4 billion increase in the average balance of these funds that led to a Ps 34.1 billion increase in interest income. In addition, a 39 basis points increase in the average yield from 5.3% in 2017 to 5.7% in 2018 resulted in a Ps 21.0 billion increase in interest income.

Grupo Aval’s interest income on investments in debt securities increased by 14.7% or Ps 124.2 billion and it was mainly a result of a 9.6% or Ps 1,912.4 billion increase in the average balance of investments that led to a Ps 84.7 billion increase in interest income. Also contributing to the increase in interest income was a 20 basis point increase in the average yield of investment in debt securities from 4.2% in 2017 to 4.4% in 2018, which resulted in a Ps 39.4 billion increase in interest income on investments in debt securities. Despite a declining interest rate scenario in Colombia, Grupo Aval saw an increase on its yield on its fixed income portfolio due to strategies related to timing of investments implemented by Banco de Bogotá and Corficolombiana that increased the yield of debt securities at fair value through other comprehensive income (“FVOCI”) and at amortized cost (“AC”).

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	20,532.7	21,117.4	(584.8)	(2.8)	1.7%	1.5%	10.0	(50.8)	(40.8)
Time deposits	64,074.3	62,108.8	1,965.5	3.2	5.1%	5.7%	(101.1)	365.1	264.0
Savings accounts	55,090.4	52,050.8	3,039.7	5.8	2.7%	3.8%	(82.6)	564.5	481.9
Total deposits	139,697.4	135,276.9	4,420.4	3.3	3.7%	4.3%	(162.8)	867.8	705.1
Borrowings from banks and others	17,805.3	18,075.5	(270.2)	(1.5)	4.3%	4.3%	11.7	(10.8)	0.8
Interbank borrowings and overnight funds	6,916.0	6,751.3	164.7	2.4	3.8%	4.3%	(6.3)	27.6	21.3
Bonds issued	19,253.0	17,918.3	1,334.6	7.4	6.0%	6.5%	(80.6)	80.1	(0.5)
Borrowings from development entities	3,227.0	2,841.2	385.7	13.6	4.4%	5.6%	(17.1)	33.3	16.1
Other funding	47,201.3	45,586.4	1,614.9	3.5	5.0%	5.2%	(80.1)	117.9	37.8
Total funding	186,898.6	180,863.3	6,035.3	3.3	4.0%	4.5%	(241.7)	984.6	742.9

The 9.0% or Ps 742.9 billion decrease in total interest expense for Grupo Aval is explained by a decrease of 54 basis points in the average cost of funding, from 4.5% in 2017 to 4.0% in 2018, which led to a Ps 984.6 billion decrease in interest expense. This decrease was partially offset by a 3.3% or Ps 6,035.3 billion increase in the average balance of total interest-bearing funding to Ps 186,898.6 billion in 2018 resulting in a Ps 241.7 billion increase in interest expense.

Interest expense for Grupo Aval’s interest-bearing deposits decreased by 12.1% or Ps 705.1 billion to Ps 5,143.7 billion in 2018, mainly driven by a 64 basis points decrease in the average cost of deposits, from 4.3% in 2017 to 3.7% in 2018, which led to a Ps 867.8 billion decrease in interest expense. Partially offsetting the decrease, there was a 3.3% or Ps 4,420.4 billion increase in the average balance of interest-bearing deposits, from Ps 135,276.9 billion in 2017 to Ps 139,697.4 billion in 2018, which resulted in a Ps 162.8 billion increase in interest expense.

Interest expense for Grupo Aval’s other funding decreased by 1.6% or Ps 37.8 billion to Ps 2,341.1 billion in 2018, mainly driven by a 26 basis points decrease in the average cost of these funds, from 5.2% in 2017 to 5.0% in 2018, which led to a Ps 117.9 billion decrease in interest expense. This decrease was offset in part by a 3.5% or Ps 1,614.9 billion increase in the average balance of other funding to Ps 47,201.3 billion in 2018, which resulted in a Ps 80.1 billion increase in interest expense.

Grupo Aval’s average total interest-earning assets3 increased by 5.3%, or Ps 9,530.3 billion, to Ps 189,314.5 billion in 2018 and the net interest income increased by 3.4%, or Ps 357.7 billion to Ps 10,871.8 billion in 2018. As a consequence, its net interest margin decreased 11 basis points from 5.85% in 2017 to 5.74% in 2018. The interest spread between the average rate on loans and leases and the average rate paid on interest-bearing deposits decreased by 20 basis points from 7.1% to 6.9% over the same period.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(4,150.0)	(4,119.3)	(30.6)	0.7
Impairment (loss) recovery on other financial assets	32.5	(0.1)	32.6	N.A.
Recovery of charged-off financial assets	320.1	264.6	55.5	21.0
Net impairment loss on financial assets	(3,797.3)	(3,854.9)	57.5	(1.5)

	Year ended December 31,				Change, 2018 vs. 2017
					Loans at least 91	Delinquency
	2018		2017		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Loans and leases	5,188.4	3.1%	4,382.0	2.8%	806.5	0.3
Commercial loans and leases	3,240.3	3.4%	2,608.3	2.8%	632.0	0.6
Consumer loans and leases	1,477.7	2.7%	1,396.5	2.8%	81.2	(0.1)
Mortgage loans and leases	418.1	2.2%	333.6	2.1%	84.4	0.2
Microcredit loans and leases	52.4	12.3%	43.6	10.6%	8.8	1.7

(1)	Calculated as 91 days past due loans divided by total gross loans excluding interbank and overnight funds.

Net impairment loss on financial assets for Grupo Aval improved by 1.5% or Ps 57.5 billion in 2018 as compared to 2017, driven by a Ps 55.5 billion increase in recoveries of charged-off financial assets, a Ps 32.6 billion decrease in impairment (loss) recovery on other financial assets and a Ps 30.6 billion increase in impairment loss on loans and other accounts receivable.

The recovery of charged-off financial assets increased Ps 55.5 billion, driven by improvements in the group’s collection processes.

The Ps 32.6 billion decrease in impairment (loss) recovery on other financial assets was driven by the recovery of Ps 49.4 billion impairment on fixed income instruments at FVOCI from Oi S.A. and Telemar Norte Leste S.A. as Grupo Aval sold these investments in February 2018, at a lower value than it had impaired in 2016. The loss on the sale of these investments was recognized in Gains (loss) in sale of investments explained in the Other income section.

Impairment loss on loans and other accounts receivable increased driven by an Ps 85.2 billion increase in impairment loss on mortgage loans and a Ps 11.7 billion increase in impairment loss on commercial loans that were partially offset by a Ps 35.9 billion decrease in impairment loss on consumer loans and a Ps 19.3 billion decrease in impairment loss on microcredit loans.

3   Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at fair value through other comprehensive income (“FVOCI”) and at amortized cost (“AC”).

The Ps 85.2 billion increase in impairment loss on mortgage loans was driven by higher provisions in Nicaragua and Costa Rica due to political and macroeconomic factors and the natural aging of the mortgage portfolio of the Colombian banks, which still has a better quality than the Colombian average for this product.

The increase in impairment loss on commercial loans of Ps 11.7 billion was impacted by a Ps 70.8 billion increase in impairment on specific corporate loans recorded, such as Electricaribe, Concesionaria Ruta del Sol and SITP (Bogotá’s Mass Transportation System)4. The impairment losses for these loans in the year were (i) Ps 281.5 billion for Electricaribe, Ps 104.1 billion lower than the Ps 385.6 billion impairment loss in 2017 (ii) Ps 194.7 billion for Concesionaria Ruta del Sol, Ps 92.2 billion higher than the Ps 102.5 billion impairment loss in 2017 and (iii) Ps 125.8 billion for SITP, Ps 82.7 billion higher than the Ps 43.1 billion impairment loss in 2017. As of December 31, 2018, the coverage ratio on those loans, measured as the loan loss allowance of each client divided by the total credit exposure of each client, was 100.0%, 31.2% and 36.4%, respectively. Grupo Aval may charge-off the Electricaribe loan during 2019, based on its charge-off policy, but also taking into account upcoming developments surrounding the process of the company.

The decrease in impairment loss on consumer loans of Ps 35.9 billion was mainly a result of an improvement in the 91 days past due consumer loans and leases portfolio observed during the second semester of the year (the delinquency ratio of the consumer loan portfolio decreased from 2.8% in 2017 to 2.7% in 2018).

The Ps 19.3 billion decrease in impairment loss on microcredit loans was mainly driven by the adoption of IFRS 9 and the parameter’s calibration of the model that better reflected the probability of default of 30 day past due loans.

Grupo Aval’s cost of risk5 improved 10 basis points from 2.7% in 2017 to 2.6% for 2018. Grupo Aval’s cost of risk net of recoveries of charged-off financial assets6 improved by 12 basis points from 2.5% in 2017 to 2.4% in 2018.

Charge-offs for Grupo Aval’s consolidated operations increased by Ps 465.4 billion from Ps 2,683.6 billion in 2017 to Ps 3,149.0 billion in 2018. The ratio of charge-offs to average balance of loans and leases increased from 1.7% in 2017 to 1.9% in 2018. Grupo Aval’s consolidated coverage ratio for loans 91 days past due was 158.0% in 2018 versus 128.2% in 2017. The increases in coverage includes the impact of its implementation of IFRS 9 on January 1, 2018, which affected the opening balance of loan loss allowance for 2018 by Ps 1,163.0 billion.

Net income from commissions and fees

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Banking fees	3,996.5	3,793.7	202.8	5.3
Bonded warehouse services	156.6	169.8	(13.2)	(7.8)
Trust activities and portfolio management services	312.9	311.8	1.1	0.3
Pension and severance fund management	987.3	926.8	60.6	6.5
Income from commissions and fees	5,453.4	5,202.1	251.3	4.8
Expenses from commissions and fees	(613.8)	(623.1)	9.4	(1.5)
Net income from commissions and fees	4,839.6	4,579.0	260.6	5.7

Net income from commissions and fees for Grupo Aval increased by 5.7% or Ps 260.6 billion in 2018 as compared to 2017 driven by a Ps 202.8 billion increase in banking fees, a Ps 60.6 billion increase in pension and severance fund management (mainly from Porvenir), a Ps 1.1 billion increase in trust activities and portfolio management services and a Ps 9.4 billion decrease in expenses from commissions and fees. These increases were partially offset by a Ps 13.2 billion decrease in bonded warehouse services.

4 SITP (Bogotá’s Mass Transportation System) for this purpose includes three companies: Consorcio Express S.A.S., ETIB S.A.S and Transporte Zonal Integrado S.A.S (Tranzit S.A.S.).

5 Calculated as impairment loss on loans and other accounts receivable divided by the average balance of loans and leases.

6 Calculated as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of loans and leases.

The Ps 202.8 billion increase in banking fees was driven by a Ps 150.8 billion increase in fees from banking services and a Ps 75.4 billion increase in credit card fees that were offset in part by a Ps 12.4 billion decrease in branch network fees (in line with our distribution channel optimization) and a Ps 11.1 billion decrease in checking fees.

Net income (expense) from sales of goods and services

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Income from sales of goods and services	8,126.0	5,792.9	2,333.2	40.3
Costs and expenses from sales of goods and services	(5,482.1)	(5,035.8)	(446.3)	8.9
Net income (expense) from sales of goods and services	2,643.9	757.0	1,886.9	249.3

Net income (expense) from sales of goods and services increased Ps 1,886.9 billion, driven by a Ps 2,333.2 billion increase in income from sales of goods and services, offset in part by a Ps 446.3 billion increase in costs and expenses from sales of goods and services.

Income from sales of goods and services increased by 40.3%, or Ps 2,333.2 billion from Ps 5,792.9 billion in 2017 to Ps 8,126.0 billion in 2018. This was mainly driven by strong results in Grupo Aval’s non-financial entities, mainly consolidated in Corficolombiana, driven by the progress of construction of three toll road concession projects during the year (Covioriente,  Covipacífico and Coviandina) and strong results from Promigas. The results for the year also incorporate the application of IFRS 15.

Costs and expenses from sales of goods and services increased by 8.9%, or Ps 446.3 billion from Ps 5,035.8 billion in 2017 to Ps 5,482.1 billion in 2018. The increase is mainly explained by a Ps 436.1 billion increase in costs related to the acquisition of raw materials and production costs mainly in Corficolombiana’s concessions and in Promigas.

Net trading income

During 2018, Grupo Aval’s net trading income7 was Ps 582.7 billion, Ps 21.3 billion or 3.8% higher than the Ps 561.4 billion obtained in 2017 resulting from a Ps 262.3 billion increase in net trading income from derivatives and a Ps 240.9 billion decrease in income from investment securities at fair value through profit or loss.

The decrease in net trading income from investment securities at fair value through profit or loss was mainly driven by a decrease in the average yield which went from 8.9% in 2017 to 3.0% in 2018, resulting in a Ps 261.6 billion decrease in income. The average balance of Grupo Aval’s consolidated fixed income and equity investments at fair value through profit or loss portfolio increased by 15.3%, or Ps 679.2 billion, to Ps 5,115.7 billion, leading to a Ps 20.6 billion increase in income. The decrease in the return of this portfolio was driven by lower returns on Porvenir’s equity and fixed income securities related to its stabilization reserve (see Note 8.2 of Financial Statements).

Total income from investment securities

Grupo Aval’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at fair value through profit or loss (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in the net interest income as interest income on investments in debt securities).

7 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities at fair value through profit or loss (“FVTPL”), and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

Total income from investment securities for Grupo Aval (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 1,121.5 billion for 2018, 9.4% or Ps 116.8 billion lower than the Ps 1,238.3 billion for 2017. This was primarily driven by the average yield on total investment securities decreasing from 5.1% in 2017 to 4.2% in 2018, generating a Ps 224.8 billion decrease in interest income. Partially offsetting this decrease, there was a Ps 2,591.6 billion increase in the average balance of total investment securities from Ps 24,327.3 billion in 2017 to Ps 26,918.9 billion in 2018, resulting in a Ps 108.0 billion increase in interest income. The decrease in income was offset by the above-mentioned effect of derivatives.

Other income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	283.4	424.5	(141.0)	(33.2)
Gains (losses) on sales of investments, net	1.1	51.7	(50.6)	(97.9)
Income from sales of noncurrent assets held for sale	20.1	13.6	6.5	47.9
Equity method investees	197.7	172.0	25.8	15.0
Dividend income	71.5	50.4	21.0	41.7
Gains on valuation of assets, net	37.3	39.0	(1.7)	(4.4)
Net income from financial instruments mandatory at fair value	205.8	209.9	(4.1)	(2.0)
Other	747.6	400.6	347.0	86.6
Other income	1,564.5	1,361.7	202.8	14.9

Total other income for Grupo Aval increased by 14.9% or Ps 202.8 billion in 2018 as compared to 2017 explained by (i) a Ps 347.0 billion increase in other income mainly driven by a Ps 372.8 billion gain in transactions associated with PP&E structure optimizations (see Note 30 of our audited consolidated financial statements) in Banco de Bogotá and Banco Popular; (ii) a Ps 25.8 billion increase from the equity method investees mainly from Gases del Caribe and Cálidda; (iii) a Ps 21.0 billion increase in dividend income mainly from Grupo Energía de Bogotá (GEB) and Sociedad Portuaria de la Costa; (iv) a Ps 6.5 billion increase in income from sales of noncurrent assets held for sale; (v) a Ps 141.0 billion decrease in foreign exchange gains (losses), net which was offset by a better performance in net trading income from derivatives; (vi) a Ps 50.6 billion decrease in gains (losses) on sales of investments, net related to the recognition of a Ps 50.5 billion loss on the sale of fixed income investments in Oi S.A. and Telemar Norte Leste S.A. in 2018 (explained above in “Net impairment loss on financial assets”); (vii) a Ps 4.1 billion decrease in net income from financial instruments designated at fair value; and (viii) a Ps 1.7 billion decrease in gains on valuation of assets.

Other expense

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(5.2)	(7.0)	1.8	(25.3)
Personnel expenses	(3,877.6)	(3,671.1)	(206.5)	5.6
Salaries and employee benefits	(3,585.4)	(3,470.0)	(115.4)	3.3
Bonus plan payments	(174.5)	(132.8)	(41.7)	31.4
Labor severances	(117.8)	(68.4)	(49.4)	72.2
Administrative and other expenses	(4,640.5)	(4,406.1)	(234.3)	5.3
Depreciation and amortization	(539.8)	(521.4)	(18.3)	3.5
Wealth tax	—	(101.8)	101.8	(100.0)
Impairment loss on other assets	(166.3)	(174.3)	8.0	(4.6)
Other expenses	(141.7)	(121.4)	(20.3)	16.8
Charitable and other donation expenses	(10.1)	(9.9)	(0.2)	2.4
Other	(131.6)	(111.5)	(20.1)	18.0
Other expense	(9,371.0)	(9,003.1)	(367.9)	4.1

Total other expenses for Grupo Aval increased by 4.1% or Ps 367.9 billion in 2018 as compared to 2017, driven by a Ps 234.3 billion increase in administrative and other expenses, a Ps 206.5 billion increase in personnel expenses, a Ps 20.3 billion increase in other expenses and a Ps 18.3 billion increase in depreciation and amortization. These increases were offset in part by a Ps 101.8 billion decrease in wealth tax, as the last installment was paid in 2017, a Ps 8.0 billion decrease in impairment loss on other assets and a Ps 1.8 billion decrease in losses from sales of noncurrent assets held for sale.

The increase in administrative and other expenses of Ps 234.3 billion was driven by (i) a Ps 108.3 billion increase in consultancy, audit and other fees; (ii) a Ps 82.3 billion increase in contributions and affiliations expenses; (iii) a Ps 45.1 billion increase in lease expenses (mainly from technological equipment); (iv) a Ps 26.3 billion increase in operating taxes; and (v) a Ps 20.8 billion decrease in maintenance and repairs.

The Ps 206.5 billion increase in personnel expenses was influenced by headcount optimization projects in Banco de Occidente (see Banco de Occidente’s MD&A (“- Banco de Occidente – Other expenses”)) and Banco Popular’s MD&A (see Banco Popular’s MD&A (“- Banco Popular – Other expenses”)).

The impairment loss on other assets in 2018 includes a Ps 111.8 billion impairment carried out by Episol of its investment in Concesionaria Ruta del Sol. In 2017 the impairment for this investment was Ps 140.7 billion. As of December 31, 2018. Episol’s investment in Concesionaria Ruta del Sol had been fully impaired (see Note 14 of audited consolidated financial statements).

Because Grupo Aval’s personnel and administrative and other expenses increased by 5.5%, while its income increased by 13.7%, the efficiency ratio8 improved from 46.5% in 2017 to 43.1% in 2018. The ratio of personnel and administrative and other expenses as a percentage of average assets remained stable at 3.5% for both 2017 and 2018.

Income tax expense

Income tax expense for Grupo Aval increased by 22.6%, or Ps 396.8 billion, to Ps 2,149.6 billion in 2018. Grupo Aval’s effective tax rate9 was 36.6% in 2017 and 30.4% in 2018.

The change in the effective tax rate and income tax expense was mainly driven by (i) a higher net income before income tax expense10 that resulted in an increase of Ps 908.1 billion in income tax expense, (ii) a positive impact of the Financing Law passed in Colombia on deferred taxes which decreased the future expected tax rate from 33% to 30% (see Note 19 of Financial Statements) and resulted in a Ps 153.0 billion decrease in income tax expense (of which Ps 62.4 billion are attributable to owners of the parent), (iii) a lower statutory tax rate from 40% in 2017 to 37% in 2018 that resulted in a Ps 211.9 billion decrease in income tax expense in 2018, and (iv) other tax effects that resulted in a Ps 29.4 billion decrease in income tax expense.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by 89.3%, or Ps 1,071.8 billion, to Ps 2,271.9 billion in 2018 as compared with 2017. The ratio of net income attributable to non-controlling interest to net income increased from 37.9% in 2017 to 43.8% in 2018. The increase in this ratio is mainly attributable to improving results in Banco de Bogotá and Corficolombiana, subsidiaries in which Grupo Aval holds the lowest controlling portion among its five consolidated subsidiaries, with 68.7% and 38.2% respectively.

8 Calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, other income excluding other.

9 Calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense.

10 Net income before income tax expense minus equity method, minus dividends, plus wealth tax.

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to owners of the parent for the year ended December 31, 2018 increased by 53.9%, or Ps 1,029.3 billion, to Ps 2,937.3 billion compared to the year ended December 31, 2017. This increase is attributable to a Ps 199.0 billion increase in net income from commissions and fees, a Ps 4.7 billion increase in net interest income after impairment loss on financial assets, a Ps 956.0 billion increase in total other income and a reduction in the bank’s effective tax rate that resulted in a Ps 20.2 billion decrease in income tax expense.

The Ps 956.0 billion increase in total other income was mainly driven by (i) a Ps 525.6 billion increase in income from equity method investees from which Ps 507.0 billion was driven by stronger results in Corficolombiana (for further detail see Corficolombiana’s MD&A), and (ii) a Ps 312.3 billion gain in transactions associated with a PP&E structure optimization.

The following discussion describes the principal drivers of Banco de Bogotá’s results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017.

	Banco de Bogotá Consolidated
	For the year ended		Change December 2018 vs
	December 31,		December 2017
	2018	2017	#	%
	(in Ps billions)
Total interest income	11,195.4	11,314.8	(119.4)	(1.1)
Total interest expense	(4,328.8)	(4,594.1)	265.3	(5.8)
Net interest income	6,866.5	6,720.7	145.8	2.2
Net impairment loss on financial assets	(2,492.1)	(2,350.9)	(141.2)	6.0
Net income from commissions and fees	4,038.2	3,839.1	199.0	5.2
Net income (expense) from sales of goods and services	(124.3)	(134.5)	10.2	(7.6)
Net trading income	412.1	395.2	16.8	4.3
Other income	1,586.7	630.7	956.0	151.6
Other expense	(6,205.8)	(5,997.2)	(208.6)	3.5
Income before income tax expense	4,081.3	3,103.2	978.1	31.5
Income tax expense	(950.0)	(970.2)	20.2	(2.1)
Net income for the year	3,131.2	2,133.0	998.3	46.8
Net income for the year attributable to:
Owners of the parent	2,937.3	1,908.0	1,029.3	53.9
Non-controlling interest	194.0	225.0	(31.0)	(13.8)

The following tables differentiate the results between those obtained in Banco de Bogotá’s Colombian operation and those obtained in its Central American operation11. As of December 31, 2018, 51.9% of the total consolidated assets were in Colombia, and 48.1% in Central America.

11 Banco de Bogotá’s Central American operation refers to Leasing Bogotá Panamá operation expressed in Colombian pesos, at the exchange rate of the period. Colombian operation refers to the difference between the Central American operation and Banco de Bogota’s consolidated results.

	Banco de Bogotá's Colombian Operation
	For the year ended		Change December 2018 vs
	December 31,		December 2017
	2018	2017	#	%
	(in Ps billions)
Total interest income	5,845.4	6,323.6	(478.2)	(7.6)
Total interest expense	(2,474.9)	(2,896.3)	421.4	(14.5)
Net interest income	3,370.5	3,427.3	(56.8)	(1.7)
Net impairment loss on financial assets	(1,367.0)	(1,429.0)	61.9	(4.3)
Net income from commissions and fees	1,915.7	1,862.4	53.3	2.9
Net income (expense) from sales of goods and services	(124.3)	(134.5)	10.2	(7.6)
Net trading income	409.4	401.0	8.5	2.1
Other income	1,021.1	220.1	801.0	364.0
Other expense	(2,817.6)	(2,794.2)	(23.3)	0.8
Income before income tax expense	2,407.8	1,553.0	854.9	55.0
Income tax expense	(456.4)	(501.6)	45.2	(9.0)
Net income for the year	1,951.5	1,051.4	900.1	85.6
Net income for the year attributable to:
Owners of the parent	1,757.6	826.6	931.1	112.6
Non-controlling interest	193.8	224.8	(31.0)	(13.8)

As described below, Banco de Bogotá’s net income attributable to owners of the parent from its Colombian operation grew by 112.6%, driven by the entity’s ability to offset its almost flat result in net interest income after impairment loss on financial assets by optimizing its cost structure (reflected in other expenses remaining relatively stable and in realization of other income), strong results in its associates and joint ventures, and by a decline in the effective tax rate in the period.

	Banco de Bogotá's Central American Operation
	For the year ended		Change December 2018 vs
	December 31,		December 2017
	2018	2017	#	%
	(in Ps billions)
Total interest income	5,349.9	4,991.2	358.7	7.2
Total interest expense	(1,853.9)	(1,697.8)	(156.1)	9.2
Net interest income	3,496.0	3,293.4	202.6	6.2
Net impairment loss on financial assets	(1,125.0)	(922.0)	(203.1)	22.0
Net income from commissions and fees	2,122.5	1,976.7	145.7	7.4
Net trading income	2.6	(5.7)	8.4	(145.6)
Other income	565.6	410.7	155.0	37.7
Other expense	(3,388.2)	(3,202.9)	(185.3)	5.8
Income before income tax expense	1,673.4	1,550.2	123.2	7.9
Income tax expense	(493.7)	(468.6)	(25.1)	5.3
Net income for the year	1,179.7	1,081.6	98.2	9.1
Net income for the year attributable to:
Owners of the parent	1,179.6	1,081.4	98.2	9.1
Non-controlling interest	0.1	0.1	(0.0)	(29.2)

Banco de Bogotá’s net income derived from its Central American operation grew 9.1% or Ps 98.2 billion on the year, driven by strong income from commissions and fees and other income, which together with a controlled operating expenses strategy, offset a relatively flat net interest income after impairment loss on financial assets.

Net interest income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans and leases	4,530.1	4,923.1	(393.0)	(8.0)
Consumer loans and leases	4,786.6	4,727.1	59.5	1.3
Mortgage loans and leases	1,051.0	938.4	112.6	12.0
Microcredit loans and leases	107.6	112.3	(4.6)	(4.1)
Interbank and overnight funds	267.2	203.7	63.4	31.1
Interest on loans and leases	10,742.5	10,904.7	(162.2)	(1.5)
Interest on investments in debt securities	452.8	410.1	42.7	10.4
Total interest income	11,195.4	11,314.8	(119.4)	(1.1)
Interest expense:
Checking accounts	(338.1)	(295.2)	(42.9)	14.5
Time deposits	(2,112.0)	(2,172.6)	60.6	(2.8)
Savings deposits	(704.9)	(972.3)	267.3	(27.5)
Total interest expense on deposits	(3,155.1)	(3,440.1)	285.1	(8.3)
Borrowings from banks and others	(575.5)	(551.7)	(23.8)	4.3
Interbank borrowings and overnight funds	(81.7)	(90.9)	9.1	(10.0)
Bonds issued	(434.3)	(417.2)	(17.1)	4.1
Borrowings from development entities	(82.2)	(94.2)	11.9	(12.7)
Total interest expense	(4,328.8)	(4,594.1)	265.3	(5.8)
Net interest income	6,866.5	6,720.7	145.8	2.2

Banco de Bogotá’s net interest income increased by 2.2% or Ps 145.8 billion to Ps 6,866.5 billion in 2018 as compared to 2017. The increase in net interest income was mainly due to a 5.8% or Ps 265.3 billion decrease in total interest expense partially offset by a 1.1% or Ps 119.4 billion decrease in total interest income. Of the Ps 145.8 billion increase in net interest income, Ps 202.6 billion are explained by the bank’s Central American operations which were partially offset by a Ps 56.8 billion decrease in the bank’s Colombian operations.

Total interest income for Banco de Bogotá decreased by 1.1% or Ps 119.4 billion to Ps 11,195.4 billion in 2018, driven by a decrease of Ps 162.2 billion in interest income on total loans and leases12 (driven by a 2.1% or Ps 225.6 billion decrease in interest income on loans and leases offset in part by a Ps 63.4 billion increase in interest income on interbank and overnight funds), offset in part by a Ps 42.7 billion increase in interest on investments in debt securities.

The following table shows the impact on interest income on loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans and leases	61,647.9	59,813.9	1,834.1	3.1	7.3%	8.2%	134.8	(527.8)	(393.0)
Consumer loans and leases	28,784.6	27,010.3	1,774.2	6.6	16.6%	17.5%	295.0	(235.5)	59.5
Mortgage loans and leases	12,820.9	11,781.5	1,039.4	8.8	8.2%	8.0%	85.2	27.4	112.6
Microcredit loans and leases	409.2	393.9	15.3	3.9	26.3%	28.5%	4.0	(8.7)	(4.6)
Loans and leases	103,662.7	98,999.6	4,663.1	4.7	10.1%	10.8%	471.2	(696.8)	(225.6)

The 2.1% or Ps 225.6 billion decrease in interest income on loans and leases for Banco de Bogotá in 2018 as compared to 2017 was mainly a result of a 70 basis points decrease in the average yield on loans and leases from 10.8% in 2017 to

12 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

10.1% in 2018 that led to a Ps 696.8 billion decrease in interest income. This decrease was partially offset by a 4.7% or Ps 4,663.1 billion increase in the average balance of loans and leases to Ps 103,662.7 billion driven by Banco de Bogotá’s Central American operation (increased 7.1% or Ps 3,145.2 billion). In Colombia, the bank focused on a strategy of profitable marginal growth (increased 2.8% or Ps 1,517.9 billion). The increase in the average balance resulted in a Ps 471.2 billion increase in interest income.

The Ps 63.4 billion increase in interest income on interbank and overnight funds for Banco de Bogotá in 2018 was due to a 20.4% or Ps 739.9 billion increase in the average balance of these funds resulting in a Ps 45.2 billion increase in interest income and a 50 basis points increase in the average yield from 5.6% in 2017 to 6.1% in 2018 that led to a Ps 18.2 billion increase in interest income.

Banco de Bogotá’s interest income on investments in debt securities increased by 10.4%, or Ps 42.7 billion and it was mainly the result of a 31 basis points increase in the average yield of investment securities from 3.7% in 2017 to 4.0% in 2018, which resulted in a Ps 34.2 billion increase in interest income on investments in debt securities. Furthermore, an increase in the average balance of investments of 1.9% or Ps 211.2 billion led to a Ps 8.5 billion increase in interest income.

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	18,805.9	19,515.8	(709.8)	(3.6)	1.8%	1.5%	12.8	(55.6)	(42.9)
Time deposits	42,556.4	41,312.6	1,243.8	3.0	5.0%	5.3%	(61.7)	122.3	60.6
Savings accounts	29,918.7	28,598.8	1,319.8	4.6	2.4%	3.4%	(31.1)	298.4	267.3
Total deposits	91,281.0	89,427.2	1,853.8	2.1	3.5%	3.8%	(64.1)	349.1	285.1
Borrowings from banks and others	14,024.5	14,625.4	(601.0)	(4.1)	4.1%	3.8%	24.7	(48.5)	(23.8)
Interbank borrowings and overnight funds	2,299.5	2,322.4	(22.9)	(1.0)	3.6%	3.9%	0.8	8.3	9.1
Bonds issued	7,670.6	7,268.8	401.8	5.5	5.7%	5.7%	(22.7)	5.7	(17.1)
Borrowings from development entities	1,737.1	1,583.7	153.4	9.7	4.7%	5.9%	(7.3)	19.2	11.9
Other funding	25,731.7	25,800.4	(68.7)	(0.3)	4.6%	4.5%	3.1	(22.9)	(19.8)
Total funding	117,012.8	115,227.6	1,785.2	1.5	3.7%	4.0%	(66.0)	331.3	265.3

The 5.8% or Ps 265.3 billion decrease in total interest expense for Banco de Bogotá is explained by a decrease of 29 basis points in the average cost of funding, from 4.0% in 2017 to 3.7% in 2018, which led to a Ps 331.3 billion decrease in interest expense. This decrease was partially offset by a 1.5% or Ps 1,785.2 billion increase in the average balance of total interest-bearing funding to Ps 117,012.8 billion in 2018, resulting in a Ps 66.0 billion increase in interest expense. Interest expense for Banco de Bogotá’s interest-bearing deposits decreased by 8.3% or Ps 285.1 billion to Ps 3,155.1 billion in 2018, mainly driven by a 39 basis points decrease in the average cost of deposits, from 3.8% in 2017 to 3.5% in 2018, which led to a Ps 349.1 billion decrease in interest expense. This decrease was offset by a 2.1% or Ps 1,853.8 billion increase in the average balance of interest-bearing deposits, from Ps 89,427.2 billion in 2017 to Ps 91,281.0 billion in 2018, which resulted in a Ps 64.1 billion increase in interest expense.

Since Banco de Bogotá’s average total interest-earning assets13 increased by 4.9%, or Ps 5,614.2 billion, to Ps 119,277.9 billion in 2018 and its net interest income increased by 2.2%, or Ps 145.8 billion to Ps 6,866.5 billion in 2018, the bank saw a 16 basis points decrease in the net interest margin from 5.9% in 2017 to 5.8% in 2018. The spread between the yield earned on loans and leases and the rate paid on deposits decreased 31 basis points from 7.0% in 2017 to 6.6% in 2018. As it will be explained in detail, the contraction in the net interest margin and spread was mainly driven by its Colombian

13 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at FVOCI and at AC.

operation. The prevailing conditions of decreasing rates in Colombia directly impact the bank’s Colombian loan book as 74% of its loans and leases in Colombia are commercial, of which the majority are floating rate.

Net interest income for Banco de Bogotá’s Colombian operations:

Total interest income for Banco de Bogotá’s Colombian operations decreased by 7.6% or Ps 478.2 billion to Ps 5,845.4 billion in 2018, driven by a decrease of Ps 519.2 billion in interest income on total loans and leases (driven by an 8.9% or Ps 531.5 billion decrease in interest income on loans and leases and partially offset by a Ps 12.3 billion increase in interest income on interbank and overnight funds), offset in part by a Ps 41.0 billion increase in interest on investments in debt securities.

The following table shows the impact on interest income on loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans and leases	41,668.7	41,444.3	224.4	0.5	7.6%	9.0%	17.1	(584.2)	(567.1)
Consumer loans and leases	11,149.5	10,413.6	735.9	7.1	16.6%	17.8%	122.3	(118.9)	3.4
Mortgage loans and leases	3,226.0	2,683.7	542.3	20.2	9.4%	10.0%	51.1	(14.2)	36.9
Microcredit loans and leases	409.2	393.9	15.3	3.9	26.3%	28.5%	4.0	(8.7)	(4.6)
Loans and leases	56,453.4	54,935.6	1,517.9	2.8	9.6%	10.9%	146.3	(677.7)	(531.5)

The 8.9% or Ps 531.5 billion decrease in interest income on loans and leases for Banco de Bogotá’s Colombian operations was driven by a 123 basis points decrease in the average yield on loans and leases from 10.9% in 2017 to 9.6% in 2018, which resulted in a Ps 677.7 billion decrease in interest income and was partially offset by a 2.8% or Ps 1,517.9 billion increase in the average balance of loans and leases from Ps 54,935.6 billion in 2017 to Ps 56,453.4 billion in 2018, which resulted in a Ps 146.3 billion increase in interest income. The decrease in the average yield was mainly driven by (i) lower average interest rates as the average Central Bank rate decreased 177 basis points from 6.13% in 2017 to 4.35% in 2018, and (ii) a more competitive landscape particularly in commercial loans and leases.

The Ps 12.3 billion increase in interest income on interbank and overnight funds for Banco de Bogotá’s Colombian operations in 2018 was explained by a 27.6% or Ps 433.3 billion increase in the average balance of these funds resulting in a Ps 32.4 billion increase in interest income, partially offset by a 128 basis points decrease in the average yield from 8.8% in 2017 to 7.5% in 2018 that led to a Ps 20.1 billion decrease in interest income.

Interest income on investments in debt securities for Banco de Bogotá’s Colombian operations increased by 19.1% or Ps 41.0 billion. This increase is explained by a 54 basis points increase in the average yield on investments from 3.7% in 2017 to 4.2% in 2018 mainly due to the strategy and timing of investments implemented by the bank, which resulted in a Ps 31.6 billion increase in interest income. The average balance of investment securities increased from Ps 5,806.5 billion in 2017 to Ps 6,027.6 billion in 2018, which led to a Ps 9.4 billion increase in interest income.

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	6,333.1	7,853.3	(1,520.3)	(19.4)	3.6%	2.5%	55.3	(92.4)	(37.0)
Time deposits	21,277.7	22,453.0	(1,175.3)	(5.2)	4.8%	5.5%	56.2	156.0	212.3
Savings accounts	21,170.6	20,514.4	656.2	3.2	2.8%	4.2%	(18.2)	296.9	278.6
Total deposits	48,781.4	50,820.7	(2,039.4)	(4.0)	3.8%	4.5%	76.8	377.1	453.9
Borrowings from banks and others	4,183.4	4,311.8	(128.4)	(3.0)	2.5%	2.3%	3.3	(12.1)	(8.8)
Interbank borrowings and overnight funds	1,361.5	1,541.6	(180.0)	(11.7)	5.4%	5.2%	9.7	(2.7)	7.0
Bonds issued	6,717.3	6,008.2	709.0	11.8	5.6%	5.6%	(39.8)	(2.8)	(42.5)
Borrowings from development entities	1,737.1	1,583.7	153.4	9.7	4.7%	5.9%	(7.3)	19.2	11.9
Other funding	13,999.3	13,445.4	553.9	4.1	4.6%	4.5%	(25.3)	(7.2)	(32.4)
Total funding	62,780.7	64,266.1	(1,485.4)	(2.3)	3.9%	4.5%	58.6	362.8	421.4

Total interest expense for Banco de Bogotá’s Colombian operations decreased 14.5% or Ps 421.4 billion, driven by a 56 basis points decrease in the average cost of funding from 4.5% in 2017 to 3.9% in 2018, consistent with the decreasing rate environment in Colombia, which resulted in a Ps 362.8 billion decrease in interest expense. The average balance of total interest-bearing funding also decreased 2.3% or Ps 1,485.4 billion to Ps 62,780.7 billion that led a Ps 58.6 billion decrease in interest expense. Interest expense on interest-bearing deposits, which represent the majority of the bank’s Colombian operation funding, decreased by 19.8% or Ps 453.9 billion to Ps 1,836.3 billion in 2018, mainly driven by a 74 basis points decrease in the average cost of deposits, from 4.5% in 2017 to 3.8% in 2018, which resulted in a Ps 377.1 billion decrease in interest expense. The average balance of interest-bearing deposits decreased 4.0% or Ps 2,039.4 billion, from Ps 50,820.7 billion in 2017 to Ps 48,781.4 billion in 2018, leading to a Ps 76.8 billion decrease in interest expense.

Average total interest-earning assets for Banco de Bogotá’s Colombian operations increased by 3.5%, or Ps 2,172.3 billion, to Ps 64,487.2 billion for the year ended December 31, 2018 while net interest income decreased by 1.7% or Ps 56.8 billion to Ps 3,370.5 billion. The above resulted in a 27 basis points decrease in net interest margin from 5.5% in 2017 to 5.2% in 2018. The spread between the yield earned on loans and leases and the rate paid on deposits decreased by 49 basis points from 6.4% in 2017 to 5.9% in 2018. As mentioned before, given the bank’s loans and leases composition, when reference rates decrease its spreads and net interest margin follow the trend.

Net interest income for Banco de Bogotá’s Central American operations:

Total interest income for the Central American operations increased by 7.2% or Ps 358.7 billion, driven by an increase of Ps 357.0 billion in interest income on total loans and leases (driven by a Ps 305.9 billion increase in interest income on loans and leases and Ps 51.1 billion increase in interest income on interbank and overnight funds), and a Ps 1.7 billion increase in interest on investment securities.

The following table shows the impact on interest income on loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans and leases	19,979.2	18,369.6	1,609.6	8.8	6.8%	6.4%	109.1	65.0	174.1
Consumer loans and leases	17,635.1	16,596.7	1,038.4	6.3	16.6%	17.3%	172.8	(116.6)	56.1
Mortgage loans and leases	9,595.0	9,097.8	497.2	5.5	7.8%	7.4%	38.7	37.0	75.7
Loans and leases	47,209.3	44,064.1	3,145.2	7.1	10.7%	10.7%	335.5	(29.6)	305.9

The Ps 305.9 billion or 6.5% increase in interest income on loans and leases for Banco de Bogotá’s Central American operations was mainly explained by a 7.1%, or Ps 3,145.2 billion increase in the average balance of loans and leases, which resulted in a Ps 335.5 billion increase in interest income. Partially offsetting this increase, there was a 7 basis points decrease in the average yield on loans and leases from 10.73% to 10.67% for 2017 and 2018, respectively, which led to a Ps 29.6 billion decrease in interest income.

The Ps 51.1 billion increase in interest income on interbank and overnight funds for Banco de Bogotá’s Central American operations in 2018 was explained by a 175 basis points increase in the average yield from 3.2% in 2017 to 4.9% in 2018 that led to a Ps 35.9 billion increase in interest income. Additionally, a 14.9% or Ps 306.6 billion increase in the average balance of these funds resulted in a Ps 15.2 billion increase in interest income.

Interest income on investments in debt securities for Banco de Bogotá’s Central American operations increased by 0.9%, or Ps 1.7 billion, to Ps 197.7 billion for the year ended December 31, 2018, driven by a slight increase in the average yield, from 3.75% for 2017 to 3.79% for 2018, leading to a Ps 2.1 billion increase in interest income. Partially offsetting this, there was a 0.2% or Ps 9.9 billion decrease in average balance of investment in debt securities from Ps 5,225.1 billion in 2017 to Ps 5,215.2 billion in 2018, which resulted in a Ps 0.4 billion decrease in interest income.

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	12,472.9	11,662.4	810.4	6.9	0.9%	0.9%	(7.0)	1.2	(5.8)
Time deposits	21,278.7	18,859.6	2,419.1	12.8	5.1%	5.0%	(124.4)	(27.3)	(151.7)
Savings accounts	8,748.1	8,084.4	663.6	8.2	1.3%	1.3%	(8.9)	(2.4)	(11.3)
Total deposits	42,499.7	38,606.5	3,893.2	10.1	3.1%	3.0%	(120.8)	(48.0)	(168.8)
Borrowings from banks and others	9,841.0	10,313.6	(472.5)	(4.6)	4.8%	4.4%	22.5	(37.5)	(15.0)
Interbank borrowings and overnight funds	938.0	780.8	157.1	20.1	0.9%	1.3%	(1.4)	3.5	2.2
Bonds issued	953.4	1,260.6	(307.2)	(24.4)	6.1%	6.6%	18.6	6.9	25.5
Other funding	11,732.4	12,355.0	(622.6)	(5.0)	4.6%	4.4%	28.4	(15.8)	12.6
Total funding	54,232.1	50,961.5	3,270.6	6.4	3.4%	3.3%	(111.8)	(44.3)	(156.1)

Total interest expense for Banco de Bogotá’s Central American operations increased by 9.2%, or Ps 156.1 billion, explained by a 6.4% or Ps 3,270.6 billion increase in the average balance of total interest-bearing funding that resulted in a Ps 111.8 billion increase in interest expense. Also contributing to the increase in interest expense was a 9 basis points increase in the average cost of funding from 3.33% to 3.42% that led to a Ps 44.3 billion increase in interest expense. Interest expense on interest-bearing deposits increased by 14.7% or Ps 168.8 billion to Ps 1,318.7 billion in 2018, mainly driven by a 10.1% or Ps 3,893.2 billion increase in the average balance of interest-bearing deposits, from Ps 38,606.5 billion in 2017 to Ps 42,499.7 billion in 2018, which resulted in a Ps 120.8 billion increase in interest expense. In addition, the average cost of deposits increased by 12 basis points from 3.0% in 2017 to 3.1% in 2018, leading to a Ps 48.0 billion increase in interest expense.

Average total interest-earning assets for Banco de Bogotá’s Central American operations increased by 6.7%, or Ps 3,441.9 billion, to Ps 54,790.7 billion for the year ended December 31, 2018, while net interest income grew by 6.2% or Ps 202.6 billion to Ps 3,496.0 billion. The above resulted in a 3 basis points decrease in net interest margin from 6.41% to 6.38% between 2017 and 2018. The spread between the yield earned on loans and leases and the rate paid on deposits, on the other hand, decreased 19 basis points from 7.75% in 2017 to 7.56% in 2018. This contraction in the spread was driven by competitive dynamics in some of the banks Central American operations.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(2,610.9)	(2,459.3)	(151.6)	6.2
Impairment (loss) recovery on other financial assets	(5.1)	(0.1)	(5.0)	3,519.4
Recovery of charged-off financial assets	123.9	108.5	15.4	14.2
Net impairment loss on financial assets	(2,492.1)	(2,350.9)	(141.2)	6.0

	Year ended December 31,				Change, 2018 vs. 2017
					Loans at least 91	Delinquency
	2018		2017		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Loans and leases	3,094.5	2.8%	2,501.0	2.4%	593.6	0.4
Commercial loans and leases	1,938.3	3.0%	1,534.5	2.5%	403.8	0.5
Consumer loans and leases	825.6	2.6%	716.7	2.5%	108.9	0.1
Mortgage loans and leases	279.2	2.0%	207.0	1.7%	72.2	0.3
Microcredit loans and leases	51.4	12.3%	42.8	10.7%	8.6	1.6
Colombian Operations	2,388.3	4.2%	1,948.7	3.5%	439.7	0.7
Commercial loans and leases	1,776.5	4.3%	1,426.2	3.4%	350.3	0.9
Consumer loans and leases	470.6	4.0%	415.7	3.8%	55.0	0.2
Mortgage loans and leases	89.8	2.6%	64.0	2.2%	25.8	0.4
Microcredit loans and leases	51.4	12.3%	42.8	10.7%	8.6	1.6
Central American Operations	706.2	1.3%	552.3	1.2%	153.9	0.1
Commercial loans and leases	161.8	0.7%	108.3	0.6%	53.5	0.2
Consumer loans and leases	355.0	1.8%	301.1	1.7%	53.9	0.1
Mortgage loans and leases	189.4	1.8%	143.0	1.5%	46.4	0.3

(1)	Calculated as 91 days past due loans divided by total gross loans and leases (excluding interbank and overnight funds)

Net impairment loss on financial assets for Banco de Bogotá increased by 6.0% or Ps 141.2 billion in 2018 as compared to 2017 (a Ps 203.1 billion increase in the Central American operation and a Ps 61.9 billion decrease in the Colombian operations), driven primarily by a 6.2% or Ps 151.6 billion increase in impairment loss on loans and other accounts receivable, and a Ps 5.0 billion increase in impairment (loss) recovery on other financial assets, partially offset by a Ps 15.4 billion increase in recoveries of charged-off financial assets.

Banco de Bogotá’s cost of risk14 remained stable at 2.5% for both 2017 and 2018. The cost of risk net of recoveries of charged-off financial assets15 also remained stable at 2.4% for both 2017 and 2018. Cost of risk ratios for Banco de Bogotá’s Colombian operations improved from 2.8% in 2017 to 2.6% in 2018 and from 2.6% in 2017 to 2.4% in 2018, respectively, while these ratios for Banco de Bogotá’s Central American operations increased from 2.1% in 2017 to 2.4% in 2018. Explanations for the variation in cost of risk for both operations are detailed below.

Charge-offs for Banco de Bogotá increased by 15.5% or Ps 245.2 billion to Ps 1,826.1 billion in 2018 as compared to 2017, and its ratio of charge-offs to average balance of loans and leases (excluding interbank and overnight funds) ratio increased from 1.6% in 2017 to 1.8% in 2018.

The recovery of charged-off financial assets increased by 14.2% or Ps 15.4 billion, driven by an increase of Ps 15.4 billion in the recoveries of Banco de Bogotá’s Colombian operations.

Banco de Bogotá’s coverage ratio for loans 91 days past due was 165.9% at December 31, 2018, with a ratio of 148.8%

14 Measured as impairment loss on loans and other accounts receivable divided by the average balance of loans and leases.

15 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of loans and leases.

for its Colombian operations and 223.6% for its Central American operations. These ratios compare to 129.0%, 129.4% and 127.9% for the consolidated, Colombian and Central American operations at December 31, 2017, respectively. The increases in coverage include the impact of its implementation of IFRS 9 on January 1, 2018, which impacted the opening balance of loan loss allowance for 2018.

Net impairment loss on financial assets for Banco de Bogotá’s Colombian operations:

Net impairment loss on financial assets for Banco de Bogotá’s Colombian operations decreased by 4.3% or Ps 61.9 billion from Ps 1,429.0 billion in 2017 to Ps 1,367.0 billion in 2018, mainly explained by a 2.9% or Ps 44.7 billion decrease in impairment loss on loans and other accounts receivable (driven by a Ps 30.3 billion decrease in impairment loss on commercial loans and a Ps 19.0 billion decrease in impairment loss on consumer loans),  and a Ps 15.4 billion increase in recoveries of charged-off financial assets.

The decrease in impairment loss on commercial loans was mainly driven by a 1.7% or Ps 696.9 billion decrease of the commercial loan and lease portfolio on a year-on-year basis. The decrease in impairment loss on microcredit loans and accounts receivable for Banco de Bogotá’s Colombian operations was mainly driven by the adoption of IFRS 9 and the parameter’s calibration of the model that better reflected the probability of default of 30 day past due loans.

The cost of risk for Banco de Bogotá’s Colombian operations improved by 15 basis points from 2.80% in 2017 to 2.64% for 2018. The cost of risk net of recoveries of charged-off financial assets improved by 18 basis points from 2.60% in 2017 to 2.42% for 2018.

Net impairment loss on financial assets for Banco de Bogotá’s Central American operations:

The Ps 203.1 billion increase in net impairment loss on financial assets resulting from the bank’s Central American operations is mainly explained by a Ps 196.3 billion increase in impairment loss on loans and other accounts receivable from Ps 922.0 billion in 2017 to Ps 1,118.3 billion in 2018, and by a Ps 6.8 billion increase in impairment (loss) recovery on other financial assets mainly due to a deterioration of fixed income investments issued by Nicaragua’s Central Bank.

The increase in impairment loss on loans and other accounts receivable of Ps 196.3 billion (led by higher provisions in Nicaragua and Costa Rica due to political and macroeconomic factors) was driven by (i) a Ps 96.3 billion increase in impairment loss on consumer loans and leases, (ii) a Ps 50.0 billion increase in impairment loss on commercial loans and leases, and (iii) a Ps 49.4 billion increase in impairment loss on mortgage loans and leases.

The cost of risk for Banco de Bogotá’s Central American operations was 2.1% in 2017 and 2.4% in 2018.

Net income from commissions and fees

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Banking fees	3,150.9	2,995.4	155.5	5.2
Bonded warehouse services	99.0	109.5	(10.5)	(9.6)
Trust activities and portfolio management services	165.8	160.5	5.3	3.3
Pension and severance fund management	985.2	924.8	60.4	6.5
Income from commissions and fees	4,401.0	4,190.2	210.8	5.0
Expenses from commissions and fees	(362.8)	(351.1)	(11.7)	3.3
Net income from commissions and fees	4,038.2	3,839.1	199.0	5.2

Net income from commissions and fees for Banco de Bogotá increased by 5.2% or Ps 199.0 billion in 2018 as compared to 2017, with Ps 145.7 billion resulting from Banco de Bogotá’s Central American operations and Ps 53.3 billion resulting from Banco de Bogotá’s Colombian operations.

The Ps 53.3 billion or 2.9% increase resulting from Banco de Bogotá’s Colombian operations was mainly driven by a Ps 57.3 billion or 6.4% increase in fees from pension and severance fund management (since the bank consolidates

Porvenir), a Ps 24.1 billion or 2.5% increase in commissions from banking fees and a Ps 5.3 billion or 3.3% increase in fees from trust activities and portfolio management services. These increases were partially offset by a Ps 22.9 billion or 8.7% increase in expenses from commissions and fees and a Ps 10.5 billion or 9.6% decrease in fees from bonded warehouse services.

The increase in fees from pension and severance fund management was primarily driven by a Ps 41.7 billion, or 6.4%, increase in fee income from the administration of mandatory pension funds from Ps 651.8 billion in 2017 to Ps 693.5 billion in 2018. Such results are explained by an increase of 0.5 million in the number of clients from 8.5 million as of December 31, 2017 to 8.9 million as of December 31, 2018.

Fee income from severance fund management increased by Ps 12.7 billion, or 8.1%, from Ps 157.5 billion in 2017 to Ps 170.2 billion in 2018. This increase was mainly due to an increase of 0.2 million in the number of severance funds clients from 4.0 million as of December 31, 2017 to 4.2 million as of December 31, 2018.

Revenues received from the administration of voluntary pension funds increased by Ps 7.3 billion or 9.7%, from Ps 75.2 billion in 2017 to Ps 82.5 billion in 2018. This increase was mainly due to an increase in the balance of managed funds from Ps 3.9 trillion as of December 31, 2017 to Ps 4.0 trillion as of December 31, 2018.

Revenues received from the administration of third-party liability pension funds decreased by Ps 4.4 billion or 36.7% from Ps 12.0 billion in 2017 to Ps 7.6 billion in 2018.

The Ps 145.7 billion or 7.4% increase in net income from commissions and fees from Banco de Bogotá’s Central American operations, was mainly driven by a Ps 131.4 billion increase in banking fees net of a Ps 11.1 billion decrease in commissions and fee expenses.

Net income (expense) from sales of goods and services

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Income from sales of goods and services	130.6	104.3	26.3	25.2
Costs and expenses from sales of goods and services	(254.9)	(238.8)	(16.1)	6.7
Net income (expense) from sales of goods and services	(124.3)	(134.5)	10.2	(7.6)

Net income (expense) from sales of goods and services improved by Ps 10.2 billion in 2018 from a net expense of Ps 134.5 billion in 2017 to a net expense of Ps 124.3 billion in 2018. Income from sales of goods and services increased Ps 26.3 billion from Ps 104.3 billion in 2017 to Ps 130.6 billion in 2018, mainly driven by a Ps 24.8 billion increase in income from transportation and storage services in Almaviva, a subsidiary of Banco de Bogotá, and a Ps 5.3 billion increase in income from management consultancy activities in Megalínea, another subsidiary of Banco de Bogotá.

Costs and expenses from sales of goods and services showed a Ps 16.1 billion increase from Ps 238.8 billion in 2017 to Ps 254.9 billion for 2018.

The net expense from sales of goods and services is normal as the subsidiary’s results included here offer services to Banco de Bogotá and its subsidiaries, and thus have their income eliminated in the consolidation process.

Net trading income

During 2018, Banco de Bogotá’s net trading income16 was Ps 412.1 billion, 4.3% or Ps 16.8 billion higher than the Ps 395.2 billion for 2017. Colombian operations accounted for a Ps 8.5 billion increase in net trading income, and Banco de Bogotá’s Central American operations contributed with a Ps 8.4 billion increase in net trading income. The Ps 16.8 billion increase in net trading income was driven by a Ps 302.5 billion increase in net trading income from derivatives offset in part by a Ps 285.7 billion decrease in net trading income from investment securities at FVTPL.

Total income from valuation on trading and hedging derivatives increased Ps 302.5 billion from Ps 94.5 billion in 2017 to Ps 397.0 billion in 2018, driven by the fluctuation of the Colombian peso during 2018.

The Ps 285.7 billion decrease in net trading income from investment securities at FVTPL, for Banco de Bogotá, was mainly driven by a decrease in the return from 13.3% in 2017 to 0.6% in 2018, resulting in a Ps 286.9 billion decrease in income. The average balance of Banco de Bogotá’s fixed income and equity investments at FVTPL increased by 8.5%, or Ps 193.5 billion, to Ps 2,459.9 billion, and resulted in a Ps 1.2 billion increase in income. The decrease in the return of this portfolio was driven by lower returns on Porvenir’s equity and fixed income securities at FVTPL related to its stabilization reserve (see Item 4. Information on the company – A. History and development of the company – Pension fund management - Porvenir).

For the Colombian operations, net trading income from investment securities at FVTPL decreased by Ps 178.6 billion to Ps 36.6 billion in 2018. This decrease was mainly explained by a decrease in the average return from 10.1% in 2017 to 1.6% in 2018, mainly driven by the performance of the trading portfolio in Porvenir in line with market conditions, that led to a Ps 181.7 billion decrease in income. The balance of the Colombian operations’ fixed income and equity investments at FVTPL increased 9.1%, or Ps 193.8 billion, to Ps 2,320.4 billion, resulting in a Ps 3.1 billion increase in income. The decrease in income was offset by a Ps 187.1 billion increase in income from derivatives.

For the Central American operation net trading income from investment securities at FVTPL decreased Ps 107.0 billion from a net gain of Ps 85.5 billion in 2017 to a net loss of Ps 21.5 billion in 2018. The decrease was mainly explained by a decrease in the return, leading to a Ps 107.0 billion decrease in income, while the average balance of fixed income and equity investments at FVTPL remained basically unchanged and was Ps 139.5 billion for 2018. The decrease in income was offset by a Ps 115.4 billion increase in income from derivatives.

Total income from investment securities

Banco de Bogotá’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in the net interest income section as interest income on investments in debt securities).

Total income from investment securities for Banco de Bogotá (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 467.9 billion for 2018, Ps 243.0 billion lower than the Ps 710.8 billion for 2017. This was primarily driven by a decrease of 193 basis points in the average return on total investment securities from 5.3% in 2017 to 3.4% in 2018, generating a Ps 256.8 billion decrease in interest income, which was partially offset by a Ps 404.7 billion increase in the average balance of total investment securities from Ps 13,298.1 billion in 2017 to Ps 13,702.8 billion in 2018, resulting in a Ps 13.8 billion increase in interest income. The decrease in income was offset by the above-mentioned effect of derivatives.

16 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities at FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

Total income from investment securities for Banco de Bogotá’s Colombian operations:

Total income from investment securities for Banco de Bogotá’s Colombian operations was Ps 291.7 billion for 2018, Ps 137.6 billion lower than the Ps 429.3 billion for 2017. This was primarily driven by a decrease of 192 basis points in the average return on total investment securities from 5.4% in 2017 to 3.5% in 2018, generating a Ps 152.1 billion decrease in interest income. Partially offsetting this decrease, there was a Ps 414.9 billion increase in the average balance of total investment securities from Ps 7,933.1 billion in 2017 to Ps 8,348.0 billion in 2018, resulting in a Ps 14.5 billion increase in interest income. As mentioned before, derivatives operations offset the lower returns from investment securities.

Total income from investment securities for Banco de Bogotá’s Central American operations:

Total income from investment securities for Banco de Bogotá’s Central American operations was Ps 176.2 billion for 2018, Ps 105.3 billion lower than the Ps 281.5 billion for 2017. This was primarily driven by a decrease of 196 basis points in the average return on total investment securities from 5.2% in 2017 to 3.3% in 2018, generating a Ps 105.0 billion decrease in interest income. Furthermore, the average balance of total investment securities decreased Ps 10.2 billion or 0.2% from Ps 5,364.9 billion in 2017 to Ps 5,354.8 billion in 2018, resulting in a Ps 0.3 billion decrease in interest income. As described above, derivatives operations offset the lower returns from investment securities. The decrease in income was offset by the above-mentioned effect of derivatives.

Other income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	302.8	344.6	(41.8)	(12.1)
Gains (losses) on sales of investments, net	24.8	36.8	(12.0)	(32.5)
Income from sales of noncurrent assets held for sale	18.8	13.0	5.8	44.8
Equity method investees	568.2	42.6	525.6	1,232.9
Dividend income	17.7	4.4	13.3	301.4
Gains on valuation of assets, net	29.3	6.1	23.1	378.0
Other	625.2	183.2	441.9	241.2
Other income	1,586.7	630.7	956.0	151.6

Total other income for Banco de Bogotá increased by Ps 956.0 billion to Ps 1,586.7 billion in 2018, with Ps 801.0 billion resulting from Banco de Bogotá’s Colombian operations and Ps 155.0 billion from Banco de Bogotá’s Central American operations.

The Ps 801.0 billion increase from Banco de Bogotá’s Colombian operations was mainly driven by Ps a 525.6 billion increase in equity method investees related to an increase in Corficolombiana’s net income derived from strong results in their non-financial subsidiaries (for further details see Corficolombiana’s MD&A), a Ps 443.0 billion increase in other income related to (i) Ps 312.3 billion gain in non-monetary transactions associated with PP&E structure optimizations and (ii) Ps 123.4 billion gain from the dilution resulting from Corficolombiana’s capitalization process in August 2018, and a Ps 23.1 billion increase in gains on valuation of assets, net. Partially offsetting these increases, there was a Ps 190.9 billion decrease in foreign exchange gains, net.

The Ps 155.0 billion increase from Banco de Bogotá’s Central American operations was mainly driven by a Ps 149.1 billion increase in foreign exchange gains (losses), net.

Other expense

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(4.6)	(0.4)	(4.2)	1,010.6
Personnel expenses	(2,547.1)	(2,471.5)	(75.6)	3.1
Salaries and employee benefits	(2,359.0)	(2,295.4)	(63.5)	2.8
Bonus plan payments	(132.0)	(118.1)	(13.9)	11.8
Labor severances	(56.1)	(58.0)	1.9	(3.3)
Administrative and other expenses	(3,171.1)	(2,979.0)	(192.2)	6.5
Depreciation and amortization	(363.3)	(361.6)	(1.6)	0.5
Wealth tax	—	(56.3)	56.3	(100.0)
Impairment loss on other assets	(32.6)	(25.5)	(7.1)	27.9
Other expenses	(87.1)	(102.8)	15.7	(15.3)
Charitable and other donation expenses	(8.1)	(7.5)	(0.6)	7.9
Other	(79.0)	(95.3)	16.3	(17.1)
Other expense	(6,205.8)	(5,997.2)	(208.6)	3.5

Total other expenses for Banco de Bogotá increased by Ps 208.6 billion, or 3.5%, in 2018 as compared to 2017. This increase was driven by a Ps 192.2 billion increase in administrative and other expenses, a Ps 75.6 billion increase in personnel expenses, a Ps 7.1 billion increase in impairment loss on other assets, a Ps 4.2 billion increase in losses from sales of noncurrent assets held for sale and Ps 1.6 billion increase in depreciation and amortization, which were partially offset by a Ps 56.3 billion decrease in wealth tax (last installment paid in 2017) and a Ps 15.7 billion decrease in other expenses.

The Ps 192.2 billion increase in administrative expenses was mainly explained by a Ps 97.4 billion increase in taxes and surcharges, and a Ps 86.5 billion increase in consultancy, audit and other fees.

The increase in personnel expenses for Banco de Bogotá resulted from a 2.8% or Ps 63.5 billion increase in salaries and employee benefits and a Ps 13.9 billion increase in bonus plan payments.

Banco de Bogotá’s efficiency ratio17 improved from 48.4% in 2017 to 47.0% in 2018 and the ratio of personnel and administrative and other expenses as a percentage of average assets remained basically unchanged at 3.8% for both 2017 and 2018.

Of the Ps 208.6 billion increase in total other expenses for Banco de Bogotá, Ps 185.3 billion was driven by the Central American operations and Ps 23.3 billion by the Colombian operations.

Other expenses for Banco de Bogotá’s Colombian operations:

The Ps 23.3 billion or 0.8% increase in total other expenses resulting from Colombian operations was mainly driven by a 3.3% or Ps 50.5 billion increase in administrative and other expenses, a 1.3% or Ps 12.4 billion increase in personnel expenses, a 7.6% or Ps 11.8 billion increase depreciation and amortization and a Ps 11.2 billion increase in impairment loss on other assets. Partially offsetting this increase, there was a Ps 56.3 billion decrease in wealth tax and a Ps 6.0 billion decrease in other expenses.

The increase in administrative expenses was driven by a Ps 64.1 billion increase in consultancy, audit and other fees, a Ps 15.4 billion increase in taxes and surcharges, partially offset by a Ps 18.0 billion decrease in maintenance and repairs.

17 Calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other.

The increase in personnel expenses for Banco de Bogotá’s Colombian operation was mainly driven by a 1.8% increase in salaries and employee benefits which compares very favorably to the 2017 4.09% inflation rate. The number of employees in Banco de Bogotá’s Colombian financial operation slightly decreased from 21,615 in 2017 to 21,629 in 2018.

Banco de Bogotá’s Colombian operations’ efficiency ratio improved 173 basis points from 44.7% in 2017 to 43.0% in 2018 and the ratio of personnel and administrative and other expenses as a percentage of average assets slightly deteriorated from 3.22% in 2017 to 3.25% in 2018.

Other expenses for Banco de Bogotá’s Central American operations:

The Ps 185.3 billion increase in total other expenses resulting from Central American operations is mainly explained by a 9.9% or Ps 141.6 billion increase in administrative and other expenses and a 4.2% or Ps 63.2 billion increase personnel expenses, partially offset by 4.9% or Ps 10.2 billion decrease in depreciation and amortization, and a Ps 9.7 billion decrease other expenses.

The Ps 141.6 billion increase in administrative and other expenses was driven by a Ps 82.1 billion increase in taxes and surcharges, a Ps 22.4 billion increase in consultancy, audit and other fees and a Ps 9.4 billion increase in marketing and advertising.

The increase in personnel expenses for Banco de Bogotá’s Central American operation resulted from a 3.5% increase in salaries and employee benefits and a 27.9% or Ps 11.0 billion increase in labor severances expenses associated with a headcount optimization plan. The number of employees in Banco de Bogotá’s Central America operation decreased from 24,401 in 2017 to 24,056 in 2018.

Banco de Bogotá’s Central American’s operations’ efficiency ratio improved from 52.0% in 2017 to 51.0% in 2018 and the ratio of personnel and administrative and other expenses as a percentage of average assets remained stable at 4.4% for both 2017 and 2018.

Income tax expense

Income tax expense for Banco de Bogotá decreased by 2.1%, or Ps 20.2 billion, to Ps 950.0 billion in 2018. The decrease in income tax expense can be explained by (i) a positive impact of the Financing Law on deferred taxes which decreased the future expected tax rate from 33% to 30% (see Note 19 of Financial Statements) which resulted in a Ps 23.2 billion decrease in income tax expense and (ii) a lower statutory tax rate from 40% in 2017 to 37% in 2018 that resulted in a Ps 104.9 billion decrease in income tax expense in 2018 partially offset by a Ps 382.9 billion, or 12.3%, higher net income before taxes base18 that resulted in a Ps 153.2 billion higher income tax expense.

Banco de Bogotá’s effective tax rate19 was 27.2% in 2018 compared to 31.2% in 2017. The effective tax rate for Banco de Bogota’s Colombian operations decreased from 32.1% in 2017 to 25.0% in 2018. The effective tax rate for Banco de Bogota’s Central American operations decreased from 30.2% in 2017 to 29.6% in 2018. Given that 2018 had a one-time positive impact on taxes, the bank expects the effective tax rate to go back to level closer to the mandatory rate in 2019.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by Ps 31.0 billion, to Ps 194.0 billion in 2018 as compared with Ps 225.0 billion in 2017. The ratio of net income attributable to non-controlling interest to net income was 6.2% in 2018 compared to 10.5% in 2017.

18 Net income before income tax expense minus equity method, minus dividends, plus wealth tax.

19 Calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense.

Banco de Occidente

Net income

	For the year ended		Change December 2018 vs
	December 31,		December 2017
	2018	2017	#	%
	(in Ps billions)
Total interest income	3,098.5	3,451.9	(353.4)	(10.2)
Total interest expense	(1,135.2)	(1,388.1)	253.0	(18.2)
Net interest income	1,963.3	2,063.7	(100.4)	(4.9)
Net impairment loss on financial assets	(894.5)	(897.9)	3.3	(0.4)
Net income from commissions and fees	337.6	307.7	29.9	9.7
Net income (expense) from sales of goods and services	(67.1)	(66.0)	(1.1)	1.7
Net trading income	104.8	49.7	55.1	111.0
Other income	252.0	294.8	(42.9)	(14.5)
Other expense	(1,315.2)	(1,258.7)	(56.5)	4.5
Income before income tax expense	380.8	493.5	(112.6)	(22.8)
Income tax expense	35.5	(115.8)	151.2	(130.6)
Net income for the year	416.3	377.7	38.6	10.2
Net income for the year attributable to:
Owners of the parent	413.4	376.0	37.3	9.9
Non-controlling interest	2.9	1.6	1.3	76.5

Banco de Occidente’s net income attributable to owners of the parent increased by 9.9%, or Ps 37.3 billion, to Ps 413.4 billion in 2018 as compared to Ps 376.0 billion in 2017. Despite a Ps 112.6 billion decrease in income before taxes, the increase in net income attributable to owners of the parent was driven by a Ps 151.2 billion decrease in income tax expense, a Ps 55.1 billion increase in net trading income, a Ps 29.9 billion increase in net income from commissions and fees and a Ps 3.3 billion decrease in net impairment loss on financial assets. Partially offsetting the above, there was a Ps 100.4 billion decrease in net interest income, a Ps 56.5 billion increase in other expenses and a Ps 42.9 billion decrease in other income.

Net interest income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans and leases	1,708.9	2,020.0	(311.0)	(15.4)
Consumer loans and leases	1,015.8	1,107.4	(91.6)	(8.3)
Mortgage loans and leases	123.7	109.0	14.7	13.5
Interbank and overnight funds	38.5	25.8	12.7	49.1
Interest on loans and leases	2,886.9	3,262.1	(375.2)	(11.5)
Interest on investments in debt securities	211.6	189.8	21.8	11.5
Total interest income	3,098.5	3,451.9	(353.4)	(10.2)
Interest expense:
Checking accounts	(10.7)	(11.4)	0.7	(5.9)
Time deposits	(403.6)	(534.8)	131.3	(24.5)
Savings deposits	(380.1)	(487.2)	107.0	(22.0)
Total interest expense on deposits	(794.4)	(1,033.4)	239.0	(23.1)
Borrowings from banks and others	(51.1)	(37.2)	(14.0)	37.6
Interbank borrowings and overnight funds	(9.9)	(22.7)	12.8	(56.3)
Bonds issued	(233.0)	(242.3)	9.4	(3.9)
Borrowings from development entities	(46.7)	(52.5)	5.8	(11.0)
Total interest expense	(1,135.2)	(1,388.1)	253.0	(18.2)
Net interest income	1,963.3	2,063.7	(100.4)	(4.9)

Banco de Occidente’s net interest income decreased by 4.9%, or Ps 100.4 billion, to Ps 1,963.3 billion in 2018 as compared to 2017. This decrease was primarily driven by a Ps 353.4 billion or 10.2% decrease in total interest income to Ps 3,098.5 billion in 2018, offset in part by a Ps 253.0 billion, or 18.2%, decrease in total interest expense during the same period. The decrease in total interest income was mainly the result of a 11.5%, or Ps 375.2 billion, decrease in interest income on total loans and leases20 to Ps 2,886.9 billion (driven by a Ps 387.9 billion decrease in interest income on loans and leases and a Ps 12.7 billion increase in interest income on interbank and overnight funds) and despite a 11.5%, or Ps 21.8 billion, increase in interest on investments in debt securities to Ps 211.6 billion in 2018.

The following table shows the impact on interest income on loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans and leases	19,200.9	19,297.8	(96.9)	(0.5)	8.9%	10.5%	(8.6)	(302.4)	(311.0)
Consumer loans and leases	6,733.3	6,907.9	(174.6)	(2.5)	15.1%	16.0%	(26.3)	(65.2)	(91.6)
Mortgage loans and leases	1,265.1	1,079.0	186.1	17.2	9.8%	10.1%	18.2	(3.5)	14.7
Loans and leases	27,199.3	27,284.7	(85.5)	(0.3)	10.5%	11.9%	(8.9)	(378.9)	(387.9)

The Ps 387.9 billion decrease in interest income earned on loans and leases was driven by 139 basis points decrease in the average yield on loans and leases from 11.9% in 2017 to 10.5% in 2018, which resulted in a Ps 378.9 billion decrease in interest income, and a 0.3%, or Ps 85.5 billion, decrease in Banco de Occidente’s average loan and lease portfolio from Ps 27,284.7 billion in 2017 to Ps 27,199.3 billion, which resulted in a Ps 8.9 billion decrease in interest income. Despite a 177 basis points decrease in the average Central Bank rate, from 6.13% in 2017 to 4.35% in 2018, Banco de Occidente’s average yield on loans and leases showed some resilience due to a lag in repricing of the loan portfolio, mainly in the consumer and mortgage portfolios. These portfolios represent 29.3% of Banco Occidente’s loans and leases, where 77.2% are fixed rate loans.

Interest income on interbank and overnight funds increased by Ps 12.7 billion from Ps 25.8 billion in 2017 to Ps 38.5 billion in 2018, driven by a Ps 224.0 billion increase in the average balance of these funds from Ps 751.0 billion in 2017 to Ps 975.1 billion in 2018, which resulted in a Ps 8.8 billion increase in income. In addition, a 51 basis points increase in the average yield from 3.4% in 2017 to 3.9% in 2018, resulted in a Ps 3.8 billion increase in income.

The Ps 21.8 billion increase to Ps 211.6 billion in interest on investments in debt securities in 2018, is explained by an 18.4%, or Ps 800.4 billion increase in the average balance of investments in debt securities from Ps 4,340.1 billion to Ps 5,140.5 billion, that resulted in a Ps 32.9 billion increase in income. However, a 26 basis points decrease in the average yield of these investments from 4.4% in 2017 to 4.1% in 2018, resulted in a Ps 11.1 billion decrease in interest income partially offsetting the increase driven by volume mentioned before. The decline in the average yield was due to different market conditions seen in 2018 as compared to a higher yielding 2017, explained in part by the above-mentioned decrease in the average Central Bank rate.

20 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	1,640.5	1,465.8	174.8	11.9	0.7%	0.8%	(1.1)	1.8	0.7
Time deposits	8,444.0	9,215.7	(771.8)	(8.4)	4.8%	5.8%	36.9	94.4	131.3
Savings accounts	11,435.2	10,502.2	933.0	8.9	3.3%	4.6%	(31.0)	138.0	107.0
Total deposits	21,519.6	21,183.7	336.0	1.6	3.7%	4.9%	(12.4)	251.4	239.0
Borrowings from banks and others	1,384.0	1,105.5	278.6	25.2	3.7%	3.4%	(10.3)	(3.7)	(14.0)
Interbank borrowings and overnight funds	469.5	802.9	(333.4)	(41.5)	2.1%	2.8%	7.1	5.7	12.8
Bonds issued	3,225.9	2,939.6	286.2	9.7	7.2%	8.2%	(20.7)	30.1	9.4
Borrowings from development entities	1,162.7	1,037.1	125.5	12.1	4.0%	5.1%	(5.0)	10.8	5.8
Other funding	6,242.0	5,885.1	356.9	6.1	5.5%	6.0%	(19.5)	33.5	14.0
Total funding	27,761.7	27,068.8	692.9	2.6	4.1%	5.1%	(28.3)	281.3	253.0

Total interest expense decreased by 18.2% or Ps 253.0 billion in 2018 as compared to 2017 (Ps 239.0 billion in interest bearing deposits and Ps 14.0 billion in other interest-bearing funding), mainly driven by a 104 basis points decrease in the average cost of funds from 5.1% in 2017 to 4.1% in 2018 which led to a Ps 281.3 billion decrease in interest expense. The decrease in the average cost of funds resulted from the decreasing interest rate environment in Colombia described above. The average balance of interest-bearing funding increased by 2.6% or Ps 692.9 billion from Ps 27,068.8 billion in 2017 to Ps 27,761.7 billion in 2018, resulting in a Ps 28.3 billion increase in interest expense.

Average total interest earning assets21 increased by 2.9%, or Ps 938.9 billion, from Ps 32,375.9 billion in 2017 to Ps 33,314.8 billion in 2018 and net interest income decreased by 4.9%, or Ps 100.4 billion, from Ps 2,063.7 billion to Ps 1,963.3 billion over the same period, which resulted in a 48 basis points contraction in the net interest margin from 6.4% in 2017 to 5.9% in 2018. The interest spread between the average rate on loans and leases and the average rate paid on deposits decreased 20 basis points from 7.0% in 2017 to 6.8% in 2018. The contraction of the spread and net interest margin of the bank was in line with a decreasing interest rate scenario as 70.7% of its loan portfolio is comprised of commercial loans with variable rates.

21 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at FVOCI and at AC.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(1,014.4)	(993.4)	(21.1)	2.1
Impairment (loss) recovery on other financial assets	1.8	—	1.8	N.A.
Recovery of charged-off financial assets	118.1	95.5	22.6	23.7
Net impairment loss on financial assets	(894.5)	(897.9)	3.3	(0.4)

	Year ended December 31,				Change, 2018 vs. 2017
					Loans at least 91	Delinquency
	2018		2017		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Loans and leases	1,103.9	3.9%	954.5	3.5%	149.4	0.4
Commercial loans and leases	866.5	4.4%	689.9	3.6%	176.6	0.8
Consumer loans and leases	202.4	3.0%	238.3	3.5%	(36.0)	(0.5)
Mortgage loans and leases	35.1	2.5%	26.3	2.2%	8.8	0.3

(1)	Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on financial assets decreased by 0.4%, or Ps 3.3 billion, in 2018 as compared to 2017. This improvement was primarily driven by a Ps 22.6 billion increase in recoveries of charged-off financial assets (driven by improvements in collection processes) and a Ps 1.8 billion decrease in impairment (loss) recovery on other financial assets, partially offset by a Ps 21.1 billion increase in impairment loss on loans and other accounts receivable.

The increase in impairment loss on loans and other accounts receivable of Ps 21.1 billion was driven by an increase in the bank’s impairment loss on commercial and mortgage loans and accounts receivable. These were partially offset by a decrease in impairment loss on consumer loans and accounts receivable.

The increase in impairment loss on mortgages and accounts receivable of Ps 18.1 billion was mainly driven by a 28 basis points increase in the 91 days past due mortgages loans and leases portfolio (the delinquency ratio increased from 2.2% in 2017 to 2.5% in 2018).

The improvement in impairment loss on consumer loans and accounts receivable of Ps 47.1 billion was mainly a result of an improvement in the 91 days past due consumer loans and leases portfolio (the delinquency ratio of the consumer loan portfolio decreased from 3.5% in 2017 to 3.0% in 2018). The decrease in consumer 91 days past due loans and leases was driven by the recovery of the economic cycle in Colombia boosted by the bank’s growth strategy focused on payroll lending, and by improvements in collection and loan origination processes.

The bank’s cost of risk22 increased 9 basis points from 3.6% for 2017 to 3.7% in 2018 and its cost of risk net of recoveries of charged-off financial assets23 remained stable at 3.3% for 2017 and 2018.

Charge-offs increased from Ps 683.1 billion for the year ended December 31, 2017 to Ps 859.6 billion for the year ended December 31, 2018 and the ratio of charge-offs to average loans (excluding interbank and overnight funds) increased from 2.5% for the year ended December 31, 2017 to 3.2%  for the year ended December 31, 2018.

Since Banco de Occidente’s net impairment loss on loans and leases increased, in absolute terms more than charge-offs, the allowance for impairment loss on loans and leases increased from Ps 1,135.7 billion as of December 31, 2017 to Ps

22 Measured as impairment loss on loans and other accounts receivable divided by the average balance of loans and leases.

23 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of loans and leases.

1,576.9 billion as of December 31, 2018. As of December 31, 2018 Banco de Occidente’s coverage over its 91 days past due loans was 142.8% versus 119.0% as of December 31, 2017. The increases in coverage include the impact of its implementation of IFRS 9 on January 1, 2018, which impacted the opening balance of loan loss allowance for 2018.

Net income from commissions and fees

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Banking fees	345.3	340.5	4.7	1.4
Trust activities and portfolio management services	63.9	61.3	2.6	4.3
Income from commissions and fees	409.2	401.8	7.4	1.8
Expenses from commissions and fees	(71.6)	(94.1)	22.5	(23.9)
Net income from commissions and fees	337.6	307.7	29.9	9.7

Net income from commissions and fees increased by 9.7% or Ps 29.9 billion to Ps 337.6 billion in 2018 as compared to 2017. This was primarily due to a 23.9%, or Ps 22.5 billion decrease in expenses from commissions and fees, a 1.4%, or Ps 4.7 billion increase in banking fees and a Ps 2.6 billion increase in trust activities fees.

The decrease in expenses from commissions and fees is explained by a decrease in expenses from banking services and others. The two main drivers for this decrease were a Ps 25.0 billion of savings resulting from the migration of third-party providers to Ventas y Servicios S.A. (see Item 4 – Other corporate information - Technology), a subsidiary of Banco de Occidente, and the reduction of the interbank automated clearing house tariff charged by ACH Colombia S.A. in May 2018 to all the banks in the market, that led to Ps 7.1 billion savings between 2017 and 2018 which were partially transferred to clients through lower fees.

Net income (expense) from sales of goods and services

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Income from sales of goods and services	175.8	140.6	35.3	25.1
Costs and expenses from sales of goods and services	(242.9)	(206.5)	(36.4)	17.6
Net income (expense) from sales of goods and services	(67.1)	(66.0)	(1.1)	1.7

Net expense from sales of goods and services increased 1.7%, or Ps 1.1 billion from a net expense of Ps 66.0 billion in 2017 to a net expense of Ps 67.1 billion in 2018.

Income from sales of goods and services increased 25.1%, or Ps 35.3 billion from Ps 140.6 billion in 2017 to Ps 175.8 billion in 2018. This reflects rising revenues from third-party contact center services and business-processing outsourcing in Ventas y Servicios.

Costs and expenses from sales of goods and services increased Ps 36.4 billion from Ps 206.5 billion in 2017 to Ps 242.9 billion in 2018, explained by a Ps 36.7 billion increase in personnel expenses in Ventas y Servicios due to the increase in employees required to serve the rising revenues from third-party clients and Banco de Occidente’s migration from third-party providers to Ventas y Servicios, as mentioned above.

Net trading income

During 2018, the bank’s net trading income24 was Ps 104.8 billion, Ps 55.1 billion higher than the Ps 49.7 billion in 2017.

Net trading income from investment securities at FVTPL decreased Ps 9.7 billion to Ps 36.1 billion in 2018. This decrease was mainly driven by a 350 basis points reduction in the average yield from 8.7% in 2017 to 5.2% in 2018, that resulted in a Ps 18.4 billion decrease in income. Partially offsetting the above-mentioned, there was a 31.5%, or Ps 165.2 billion, increase in the average balance of Banco de Occidente’s fixed income and equity investments at FVTPL to Ps 689.8 billion, resulted in a Ps 8.6 billion increase in income.

Net trading income from derivatives increased Ps 64.8 billion from a gain of Ps 3.9 billion in 2017 to a gain of Ps 68.7 billion in 2018.

Total income from investment securities

Banco de Occidente’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in the net interest income section as interest income on investments in debt securities).

Total income from investment securities for the bank (comprised of interest income on investments in debt securities and net trading income in investment securities at FVTPL) was Ps 247.7 billion for 2018, 5.1% or Ps 12.1 billion higher than the Ps 235.5 billion registered during 2017. This was primarily driven by a Ps 965.6 billion increase in the average balance of total investment securities from Ps 4,864.6 billion in 2017 to Ps 5,830.3 billion in 2018, resulting in a Ps 41.0 billion increase in interest income. The average yield on investment securities decreased from 4.8% in 2017 to 4.3% in 2018, generating a Ps 28.9 billion decrease in interest income. As mentioned above, the contraction of the yield was primarily a consequence of prevailing market conditions during 2018.

Other income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(10.7)	52.1	(62.8)	(120.6)
Gains (losses) on sales of investments, net	10.5	13.6	(3.1)	(23.1)
Income from sales of noncurrent assets held for sale	0.4	0.4	0.0	5.5
Equity method investees	182.8	142.0	40.9	28.8
Dividend income	2.7	5.9	(3.2)	(54.0)
Gains on valuation of assets, net	(2.7)	32.6	(35.3)	(108.2)
Other	68.9	48.3	20.6	42.6
Other income	252.0	294.8	(42.9)	(14.5)

Other income decreased Ps 42.9 billion or 14.5% mainly driven by a (i) Ps 62.8 billion decrease in foreign exchange gains (losses), net as a compensation to the results in net trading income from derivatives described above and a (ii) Ps 35.3 billion decrease in gains on valuation of assets, net. These were partially offset by a Ps 40.9 billion increase in the equity method investees and a Ps 20.6 billion in other income.

Beginning in 2018, Banco de Occidente started to record Corficolombiana as an associate, rather than as an equity instrument available for sale. As a consequence of this change, Banco de Occidente recognized Ps 65.8 billion in equity method over Corficolombiana in 2018. Partially offsetting this result, there was a Ps 20.2 billion decrease in equity

24 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities at FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

method from Porvenir, as the pension fund’s results for the year were 14.7% less than in 2017.

Other income increased by Ps 20.6 billion mainly due to improving results from PILA (“Planilla Integrada de Liquidación de Aportes”) processing services through the bank’s network and through affiliate channels which increased by Ps 14.9 billion.

Other expense

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(0.9)	0.9	(100.0)
Personnel expenses	(506.2)	(478.7)	(27.4)	5.7
Salaries and employee benefits	(468.7)	(471.9)	3.1	(0.7)
Bonus plan payments	(4.5)	(4.4)	(0.0)	1.1
Labor severances	(33.0)	(2.4)	(30.5)	N.A.
Administrative and other expenses	(699.7)	(685.2)	(14.5)	2.1
Depreciation and amortization	(77.2)	(69.3)	(7.9)	11.4
Wealth tax	—	(15.1)	15.1	(100.0)
Impairment loss on other assets	(0.1)	(2.9)	2.8	(96.9)
Other expenses	(32.1)	(6.6)	(25.5)	385.3
Charitable and other donation expenses	(0.2)	(0.5)	0.3	(67.3)
Other	(31.9)	(6.1)	(25.8)	422.9
Other expense	(1,315.2)	(1,258.7)	(56.5)	4.5

Total other expenses increased by 4.5%, or Ps 56.5 billion to Ps 1,315.2 billion in 2018 as compared to 2017, mainly driven by an increase of 5.7% or Ps 27.4 billion in personnel expenses, a Ps 25.5 billion increase in other expenses, a 2.1% or Ps 14.5 billion increase in administrative and other expenses, and an 11.4% or Ps 7.9 billion increase in depreciation and amortization. Partially offsetting these increases, there was a Ps 15.1 billion reduction in the wealth tax, as the last installment was paid in 2017.

The Ps 27.4 billion increase in personnel expenses is mainly explained by a Ps 30.5 billion increase in labor severances related to a headcount optimization project executed throughout 2018, which reduced the financial entities’ headcount from 10,869 in 2017 to 10,007 in 2018. Partially offsetting the increase, salaries and employee benefits decreased by 0.7%, or Ps 3.1 billion driven mainly by the impact of this project during 2018.

Other expenses increased by Ps 25.5 billion due to a Ps 12.5 billion increase in Banco de Occidente’s provisions related to contingent loans and leases (e.g. loan commitments, financial guarantees and unused credit card balances) measured by expected credit loss (ECL), and a Ps 8.6 billion increase in losses on sale of property, plant and equipment.

Administrative and other expenses increased by Ps 14.5 billion to Ps 699.7 billion in 2018 from Ps 685.2 billion in 2017, mainly explained by a Ps 34.0 billion increase in computer equipment leases that was partially offset by a Ps 15.4 billion decrease in marketing.

Banco de Occidente’s efficiency ratio deteriorated from 44.7% for 2017 to 47.8% for 2018. The ratio of personnel expenses and administrative and other expenses as a percentage of average assets remained stable at 3.2% for 2017 and 2018. The deterioration of the cost to income ratio was impacted by the labor severance payments mentioned above, which are not expected to occur in 2019.

Income tax expense

Income tax expense for Banco de Occidente decreased by Ps 151.2 billion, or 130.6%, to a Ps 35.5 billion tax recovery for the year ended December 31, 2018. The movement in income tax expense can be explained mainly by (i) a Ps 165.4 billion, or 45.9%, lower net income before taxes25 that resulted in a Ps 66.2 billion lower income tax expense, (ii) a Ps 43.7 billion increase in current tax recoveries for prior periods, (iii) a deferred tax adjustment from previous periods that resulted in a Ps 24.2 billion tax recovery, (iv) lower non-deductible expenses that resulted in a Ps 19.6 billion decrease in income tax expense, (v) a positive impact of the Financing Law on deferred taxes which decreased the future expected tax rate from 33% to 30% (see Note 19 of Financial Statements), which resulted in a Ps 6.6 billion tax, and (vi) a lower statutory tax rate from 40% in 2017 to 37% in 2018 that resulted in a Ps 5.9 billion decrease in income tax expense in 2018.

Banco de Occidente’s effective tax rate26 decreased from 32.1% for the year ended December 31, 2017 to (18.2)% for the year ended December 31, 2018. This rate is expected to normalize in 2019 and to be closer to the statutory tax rate of 37%.

Net income attributable to non-controlling interest

Banco de Occidente’s net income attributable to non-controlling interest increased by Ps 1.3 billion for 2018 as compared to 2017. The increase is primarily attributable to higher net income from Ventas y Servicios. Net income attributable to non-controlling interest is not a significant contributor to net income for Banco de Occidente, responsible for only 0.7% of net income for the year ended December 31, 2018.

Banco Popular

Net income

	Banco Popular Consolidated
	For the year ended		Change December 2018 vs
	December 31,		December 2017
	2018	2017	#	%
	(in Ps billions)
Total interest income	2,196.6	2,197.8	(1.2)	(0.1)
Total interest expense	(850.7)	(977.4)	126.7	(13.0)
Net interest income	1,345.9	1,220.4	125.6	10.3
Net impairment loss on financial assets	(157.0)	(232.5)	75.6	(32.5)
Net income from commissions and fees	163.0	142.1	20.8	14.7
Net income (expense) from sales of goods and services	(1.8)	31.4	(33.3)	(105.8)
Net trading income	22.1	21.2	0.9	4.4
Other income	183.4	59.0	124.4	211.0
Other expense	(1,047.7)	(927.0)	(120.7)	13.0
Income before income tax expense	507.9	314.6	193.3	61.4
Income tax expense	(152.9)	(108.9)	(44.0)	40.4
Net income for the year	355.0	205.7	149.3	72.6
Net income for the year attributable to:
Owners of the parent	343.3	187.0	156.3	83.6
Non-controlling interest	11.7	18.7	(7.0)	(37.7)

Banco Popular’s net income attributable to owners of the parent increased by 83.6%, or Ps 156.3 billion, to Ps 343.3 billion in 2018 as compared to Ps 187.0 billion in 2017. This increase is attributable to a Ps 125.6 billion increase in net interest income, a Ps 124.4 billion increase in total other income, a Ps 75.6 billion decrease in net impairment loss on financial assets, a Ps 20.8 billion increase in net income from commissions and fees, a Ps 0.9 billion increase in net trading income

25 Net income before income tax expense minus equity method, minus dividends, plus wealth tax.

26 Calculated as income tax expense divided by income before income tax expense minus equity method, minus dividends, plus wealth tax).

and Ps 7.0 billion decrease in non-controlling interest. Partially offsetting the above, there was a Ps 120.7 billion increase in total other expense, a Ps 33.3 billion decrease in income from sales of goods and services, and a Ps 44.0 billion increase in income tax expense.

Net interest income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans and leases	517.6	660.4	(142.9)	(21.6)
Consumer loans and leases	1,485.9	1,371.8	114.1	8.3
Mortgage loans and leases	62.7	50.0	12.7	25.4
Microcredit loans and leases	0.6	1.1	(0.5)	(42.7)
Interbank and overnight funds	1.7	2.1	(0.4)	(19.2)
Interest on loans and leases	2,068.5	2,085.4	(16.9)	(0.8)
Interest on investments in debt securities	128.2	112.4	15.8	14.0
Total interest income	2,196.6	2,197.8	(1.2)	(0.1)
Interest expense:
Checking accounts	(0.6)	(1.7)	1.1	(65.6)
Time deposits	(376.6)	(411.5)	34.9	(8.5)
Savings deposits	(319.3)	(402.2)	82.9	(20.6)
Total interest expense on deposits	(696.5)	(815.5)	118.9	(14.6)
Borrowings from banks and others	(8.2)	(5.5)	(2.7)	48.7
Interbank borrowings and overnight funds	(29.1)	(31.4)	2.3	(7.4)
Bonds issued	(109.3)	(119.4)	10.0	(8.4)
Borrowings from development entities	(7.5)	(5.6)	(1.9)	32.9
Total interest expense	(850.7)	(977.4)	126.7	(13.0)
Net interest income	1,345.9	1,220.4	125.6	10.3

Banco Popular’s net interest income increased by 10.3%, or Ps 125.6 billion, from Ps 1,220.4 billion in 2017 to Ps 1,345.9 billion in 2018. This increase was driven by a Ps 126.7 billion or 13.0% decrease in total interest expense partially offset by a Ps 1.2 billion or 0.1% decrease in total interest income. The decrease in total interest income is explained by the net of a Ps 16.9 billion decrease in interest income on total loans and leases27 (driven by a decrease in interest income on loans and leases of Ps 16.5 billion to Ps 2,066.7 billion in 2018 and a Ps 0.4 billion decrease in interest income on interbank and overnight funds) and a Ps 15.8 billion increase in income on investments in debt securities.

The following table shows the impact on interest income on loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans and leases	7,552.6	7,145.8	406.8	5.7	6.9%	9.2%	27.9	(170.7)	(142.9)
Consumer loans and leases	10,170.7	9,110.6	1,060.1	11.6	14.6%	15.1%	154.9	(40.8)	114.1
Mortgage loans and leases	736.3	582.8	153.5	26.3	8.5%	8.6%	13.1	(0.4)	12.7
Microcredit loans and leases	6.8	7.3	(0.5)	(7.0)	9.0%	14.6%	(0.0)	(0.4)	(0.5)
Loans and leases	18,466.4	16,846.6	1,619.8	9.6	11.2%	12.4%	181.3	(197.8)	(16.5)

The decrease in interest earned on loans and leases mentioned above was explained by a 117 basis points decrease in the average yield of loans and leases from 12.4% in 2017 to 11.2% in 2018, which resulted in a Ps 197.8 billion decrease in

27 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

interest income on loans and leases and was partially offset by an increase in the average balance of loans and leases portfolio of 9.6%, or Ps 1,619.8 billion from Ps 16,846.6 billion in 2017 to Ps 18,466.4 billion in 2018, which resulted in a Ps 181.3 billion increase in interest income. The decrease in the average yield was driven by (i) lower average interest rates as the average Central Bank rate declined from 6.13% in 2017 to 4.35% in 2018, and (ii) a more competitive landscape particularly in commercial loans and leases.

Interest earned on interbank and overnight funds decreased by Ps 0.4 billion from Ps 2.1 billion in 2017 to Ps 1.7 billion in 2018.

The Ps 15.8 billion increase to Ps 128.2 billion in 2018 in income on investments in debt securities mainly reflects a 24.2%, or Ps 499.5 billion, increase in the average balance of investments in debt securities from Ps 2,067.1 billion in 2017 to Ps 2,566.6 billion in 2018, which led to a Ps 24.9 billion increase in interest income. This increase was partially offset by a 44 basis points decrease in the yield from 5.4% in 2017 to 5.0% in 2018 resulting in a Ps 9.2 billion decrease in interest income. The decline in yield was primarily a consequence of prevailing market conditions in 2018.

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	1.0	0.9	0.0	4.6	60.6%	184.2%	(0.0)	1.2	1.1
Time deposits	6,460.1	5,636.1	824.1	14.6	5.8%	7.3%	(48.0)	82.9	34.9
Savings accounts	9,178.0	8,366.4	811.6	9.7	3.5%	4.8%	(28.2)	111.2	82.9
Total deposits	15,639.1	14,003.4	1,635.7	11.7	4.5%	5.8%	(72.8)	191.8	118.9
Borrowings from banks and others	241.1	208.5	32.6	15.6	3.4%	2.7%	(1.1)	(1.6)	(2.7)
Interbank borrowings and overnight funds	875.0	578.0	297.0	51.4	3.3%	5.4%	(9.9)	12.2	2.3
Bonds issued	1,635.4	1,569.3	66.0	4.2	6.7%	7.6%	(4.4)	14.4	10.0
Borrowings from development entities	223.0	124.2	98.9	79.6	3.4%	4.5%	(3.3)	1.5	(1.9)
Other funding	2,974.5	2,480.0	494.4	19.9	5.2%	6.5%	(25.6)	33.4	7.8
Total funding	18,613.5	16,483.4	2,130.1	12.9	4.6%	5.9%	(97.4)	224.1	126.7

On the other hand, total interest expense, decreased by 13.0%, or Ps 126.7 billion, to Ps 850.7 billion in 2018 as compared to 2017, mainly driven by a 136 basis points decrease in the average cost of funds from 5.9% in 2017 to 4.6% in 2018, which resulted in a Ps 224.1 billion decrease in interest expense. The decrease in the average cost of funds resulted from the decreasing interest rate environment in Colombia described above and was partially offset by an increase in the average balance of interest-bearing funding. The average balance of interest-bearing funding increased from Ps 16,483.4 billion in 2017 to Ps 18,613.5 billion in 2018 which resulted in a Ps 97.4 billion increase in interest expense. The decrease in interest expense was driven by a Ps 118.9 billion decrease in interest expense on interest-bearing deposits and a Ps 7.8 billion decrease in interest expense on other interest-bearing funding.

Average total interest earning assets28 increased by 11.1%, or Ps 2,099.9 billion, to Ps 21,060.3 billion in 2018 as compared to Ps 18,960.4 billion in 2017 mainly driven by the growth on both the consumer loans and lease portfolio and the debt securities portfolio, and net interest income increased by 10.3%, or Ps 125.6 billion, from Ps 1,220.4 billion in 2017 to Ps 1,345.9 billion in 2018, which resulted in a 5 basis point decrease in net interest margin from 6.44% in 2017 to 6.39% in 2018. The slight decline in net interest margin was driven by the decline in the yield on the debt securities portfolio mentioned above.

28 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at FVOCI and at AC.

Interest spread between the average yield earned on loans and leases and the average rate paid on deposits increased by 20 basis points from 6.5% in 2017 to 6.8% in 2018. The expansion of the spread between the average yield earned on loans and leases and the average rate paid on deposits was expected to occur given the portfolio mix of the bank (mainly exposed to fixed rate consumer loans), and the macroeconomic scenario in which the country was operating.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(186.6)	(258.9)	72.3	(27.9)
Impairment (loss) recovery on other financial assets	0.9	—	0.9	N.A.
Recovery of charged-off financial assets	28.8	26.4	2.4	9.0
Net impairment loss on financial assets	(157.0)	(232.5)	75.6	(32.5)

	Year ended December 31,				Change, 2018 vs. 2017
					Loans at least 91	Delinquency
	2018		2017		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Loans and leases	504.4	2.6%	483.0	2.7%	21.4	(0.1)
Commercial loans and leases	187.7	2.5%	170.7	2.3%	17.0	0.3
Consumer loans and leases	296.9	2.7%	299.2	3.2%	(2.3)	(0.4)
Mortgage loans and leases	18.8	2.3%	12.3	1.9%	6.5	0.4
Microcredit loans and leases	1.0	15.4%	0.8	10.8%	0.2	4.6

(1)Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on financial assets decreased by Ps 75.6 billion, or 32.5% in 2018 as compared to 2017. This decrease was primarily driven by a Ps 72.3 billion decrease in impairment loss on loans and other accounts receivable (mainly in the commercial and consumer loan portfolios), a Ps 2.4 billion increase in recoveries of charged-off financial assets and a Ps 0.9 billion recovery in impairment (loss) recovery on other financial assets.

The Ps 72.3 billion decrease in impairment loss on loans and other accounts receivable was driven by a Ps 43.9 billion decrease in impairment loss on commercial loans and a Ps 32.0 billion decrease in impairment loss on consumer loans. The decrease in impairment loss on commercial loans was mainly driven by a 2.1% or Ps 160.2 billion decrease of the commercial loan and lease portfolio. The decrease in impairment loss on the consumer loan portfolio was mainly driven by an 0.4% improvement in the 91 days past due consumer loans and leases portfolio (the delinquency ratio of the consumer loan portfolio improved from 3.2% in 2017 to 2.7% in 2018). The improvement on consumer 91 days past due loans and leases was linked to the better economic performance of the year which benefited households.

The bank’s cost of risk29 improved 53 basis points from 1.5% for 2017 to 1.0% for 2018. The bank’s cost of risk net of recoveries of charged-off financial assets30 improved from 1.4% in 2017 to 0.9% in 2018. The decrease in impairment losses for the aforementioned commercial and consumer loans accounted for most of the decrease on both the cost of risk and the cost of risk net of recoveries of charged-off financial assets.

Charge-offs increased from Ps 115.5 billion for the year ended December 31, 2017 to Ps 169.0 billion for the year ended December 31, 2018. Allowance for impairment loss of loans and leases increased Ps 114.7 billion from Ps 665.9 billion as of December 31, 2017 to Ps 780.6 billion as of December 31, 2018, Banco Popular’s coverage over its 91 days past due

29 Measured as impairment loss on loans and other accounts receivable divided by the average balance of loans and leases.

30 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of loans and leases.

loans was 154.8% versus 137.9% as of December 31, 2017. The increases in coverage include the impact of its implementation of IFRS 9 on January 1, 2018, which impacted the opening balance of loan loss allowance for 2018.

The charge-offs to average loans increased from 0.7% in 2017 to 0.9% in 2018.

Net income from commissions and fees

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Banking fees	168.8	143.5	25.4	17.7
Bonded warehouse services	59.2	61.9	(2.7)	(4.3)
Trust activities and portfolio management services	22.3	21.0	1.3	6.4
Pension and severance fund management	2.1	2.0	0.1	5.2
Income from commissions and fees	252.5	228.4	24.1	10.6
Expenses from commissions and fees	(89.5)	(86.2)	(3.3)	3.8
Net income from commissions and fees	163.0	142.1	20.8	14.7

Net income from commissions and fees increased by 14.7%, or Ps 20.8 billion, to Ps 163.0 billion in 2018 as compared to 2017 mainly explained by a Ps 25.4 billion increase in banking fees and a Ps 1.3 billion increase in trust activities. This increase was partially offset by a Ps 3.3 billion increase in expenses for commissions and fees and a Ps 2.7 billion decrease in bonded warehouse service fees in 2018.

The Ps 25.4 billion increase in banking fees was driven by a Ps 21.5 billion increase in banking services fees, and a Ps 4.2 billion increase in credit card fees, offset in part by a Ps 0.3 billion decrease in checking fees.

Net income (expense) from sales of goods and services

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Income from sales of goods and services	12.1	58.2	(46.1)	(79.2)
Costs and expenses from sales of goods and services	(14.0)	(26.8)	12.8	(47.8)
Net income (expense) from sales of goods and services	(1.8)	31.4	(33.3)	(105.8)

Net income (expense) from sales of goods and services decreased Ps 33.3 billion from Ps 31.4 billion in 2017 to a net expense of Ps 1.8 billion in 2018. This decrease is derived from the 2017 recognition of a sale of land of INCA, a subsidiary of Banco Popular.

Net trading income

During 2018, Banco Popular’s net trading income31 came in at Ps 22.1 billion, 4.4%, or Ps 0.9 billion higher than the Ps 21.2 billion obtained in 2017. This increase was driven by a Ps 7.8 billion increase in net trading income from derivatives partially offset by a Ps 6.9 billion decrease in net trading income from investment securities at FVTPL.

Net trading income from derivatives increased Ps 7.8 billion from a gain of Ps 0.6 billion in 2017 to a gain of Ps 8.4 billion in 2018.

31 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

The net trading income from investment securities at FVTPL decreased by 33.3%, or Ps 6.9 billion, to Ps 13.8 billion in 2018. This decrease in the net trading income from investment securities at FVTPL was mainly driven by a decrease in the average yield from 10.8% in 2017 to 6.3% in 2018, which resulted in a decrease in interest income of Ps 8.6 billion. In contrast, the increase in the average balance of the bank’s investment securities at FVTPL from Ps 190.6 billion in 2017 to Ps 217.8 billion in 2018, resulted in a Ps 1.7 billion increase in net trading income.

Total income from investment securities

Banco Popular’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in the net interest income section as interest income on investments in debt securities).

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 141.9 billion for 2018, higher than the Ps 133.0 billion for 2017. This was primarily driven by a 23.3% or Ps 526.6 billion increase of the average balance of total investment securities, resulting in a Ps 26.8 billion increase in interest income. The average yield of total investment securities decreased from 5.9% in 2017 to 5.1% in 2018, resulting in a Ps 18.0 billion decrease in interest income.

As mentioned before, the contraction of the yield was primarily a consequence of prevailing market conditions in 2018.

Other income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	1.3	4.7	(3.4)	(71.5)
Gains (losses) on sales of investments, net	(0.0)	(0.0)	(0.0)	620.3
Equity method investees	60.4	2.2	58.2	2,590.1
Dividend income	11.7	8.8	2.9	32.6
Gains on valuation of assets, net	8.2	1.9	6.3	334.9
Other	101.8	41.3	60.4	146.2
Other income	183.4	59.0	124.4	211.0

Total other income increased by Ps 124.4 billion to Ps 183.4 billion in 2018 from Ps 59.0 billion in 2017. This increase was mainly due to a Ps 60.4 billion increase in other income mainly attributable to gains in transactions associated with PP&E structure optimizations of Ps 23.0 billion in Banco Popular and Ps 37.5 billion in Alpopular, a subsidiary of Banco Popular. Also contributing to this increase was a Ps 58.2 billion increase in the equity method investees mainly due to the recognition of Corficolombiana as an associate investment in 2018 instead of an available for sale financial asset in 2017; Banco Popular became a member of Corficolombiana’s Board of Directors in 2018, therefore, Banco Popular recognized the last four months of Corficolombiana’s net income in the equity method which accounted for Ps 61.2 billion of the increase. Also impacting the income variation was a Ps 2.9 billion increase in dividend income from Corficolombiana and a Ps 6.3 billion increase in gains on valuation of assets, net. These increases were partially offset a Ps 3.4 billion decrease in foreign exchange gains (losses), net.

Other expense

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.2)	—	(0.2)	N.A.
Personnel expenses	(415.1)	(345.6)	(69.6)	20.1
Salaries and employee benefits	(356.3)	(333.5)	(22.8)	6.8
Bonus plan payments	(31.2)	(5.2)	(26.0)	500.5
Labor severances	(27.6)	(6.9)	(20.7)	302.2
Administrative and other expenses	(564.3)	(508.2)	(56.1)	11.0
Depreciation and amortization	(50.8)	(45.4)	(5.4)	11.9
Wealth tax	—	(9.7)	9.7	(100.0)
Impairment loss on other assets	(0.0)	(9.9)	9.9	(99.8)
Other expenses	(17.2)	(8.1)	(9.1)	111.4
Charitable and other donation expenses	(1.8)	(1.6)	(0.2)	13.3
Other	(15.4)	(6.5)	(8.9)	135.5
Other expense	(1,047.7)	(927.0)	(120.7)	13.0

Other expenses increased by 13.0%, or Ps 120.7 billion, in 2018 as compared to 2017, mainly driven by an increase of Ps 69.6 billion, or 20.1%, in personnel expenses, a Ps 56.1 billion, or 11.0%, increase in administrative and other expenses, a Ps 9.1 billion increase in other expenses and a Ps 5.4 billion increase in depreciation and amortization expense. These increases were offset in part by a Ps 9.9 billion decrease in impairment loss on other assets and a Ps 9.7 billion decrease in wealth tax (last installment paid in 2017).

The Ps 69.6 billion increase in personnel expenses was mainly driven by a Ps 46.7 billion increase in labor severances expenses associated with a headcount optimization plan in the bank executed in December 2018 decreasing the financial entities’ headcount from 7,678 employees in 2017 to 7,352 in 2018. Also contributing to the increase in personnel expenses was a Ps 22.8 billion increase in salaries and employee benefits mainly due to the union labor agreement renegotiations.

Administrative and other expenses increased by Ps 56.1 billion to Ps 564.3 billion in 2018 from Ps 508.2 billion in 2017, explained by (i) a Ps 11.9 billion increase in consultancy, audit and other fees, which include consulting and legal fees among others; (ii) a Ps 14.0 billion increase in tax expenses; and (iii) a Ps 5.0 billion increase in transportation costs.

Banco Popular’s efficiency ratio32 deteriorated from 59.6% in 2017 to 60.8% for 2018. The ratio of personnel expenses and administrative and other expenses as a percentage of average assets increased from 4.0% for 2017 to 4.2% 2018. The deterioration of these ratios was mainly driven by the non-recurrent labor severance expenses mentioned above.

Income tax expense

Income tax expense for Banco Popular increased by Ps 44.0 billion, or 40.4%, to Ps 152.9 billion for the year ended December 31, 2018, primarily due to higher income before income tax expense. Banco Popular’s effective tax rate33 slightly increased from 34.8% for the year ended December 31, 2017 to 35.1% for the year ended December 31, 2018.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by Ps 7.0 billion to Ps 11.7 billion for the year ended December 31, 2018. The decrease in net income attributable to non-controlling interest was driven by a lower net income from Banco Popular´s consolidated subsidiary INCA (44.6% owned by the bank), driven by a sale of land in 2017.

32 Calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other.

33 Calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax).

Banco AV Villas

Net income

	For the year ended		Change December 2018 vs
	December 31,		December 2017
	2018	2017	#	%
	(in Ps billions)
Total interest income	1,384.7	1,310.6	74.2	5.7
Total interest expense	(370.0)	(423.1)	53.1	(12.5)
Net interest income	1,014.7	887.5	127.2	14.3
Net impairment loss on financial assets	(248.2)	(294.2)	46.0	(15.6)
Net income from commissions and fees	174.0	157.3	16.7	10.6
Net trading income	13.2	15.2	(2.0)	(13.0)
Other income	44.6	54.3	(9.7)	(17.8)
Other expense	(680.6)	(619.3)	(61.4)	9.9
Income before income tax expense	317.8	200.9	116.9	58.2
Income tax expense	(101.3)	(63.2)	(38.1)	60.4
Net income for the year	216.5	137.7	78.8	57.2
Net income for the year attributable to:
Owners of the parent	215.8	137.3	78.5	57.2
Non-controlling interest	0.7	0.4	0.3	74.9

Banco AV Villas’ net income attributable to owners of the parent increased by 57.2%, or Ps 78.5 billion, to Ps 215.8 billion for the year ended December 31, 2018 as compared to Ps 137.3 billion for the year ended December 31, 2017. This increase was driven by a Ps 127.2 billion increase in net interest income, a Ps 46.0 billion decrease in net impairment loss on financial assets and a Ps 16.7 billion increase in net income from commissions and fees. Partially offsetting these increases, there was a Ps 61.4 billion increase in total other expense, a Ps 9.7 billion decrease in total other income, a Ps 2.0 billion decrease in net trading income and a Ps 38.1 billion increase in income tax expense.

Net interest income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans and leases	217.4	259.9	(42.5)	(16.3)
Consumer loans and leases	917.7	815.6	102.1	12.5
Mortgage loans and leases	203.9	179.7	24.2	13.5
Microcredit loans and leases	0.2	0.4	(0.2)	(47.6)
Interbank and overnight funds	2.8	3.6	(0.8)	(22.1)
Interest on loans and leases	1,342.0	1,259.2	82.8	6.6
Interest on investments in debt securities	42.8	51.4	(8.7)	(16.9)
Total interest income	1,384.7	1,310.6	74.2	5.7
Interest expense:
Checking accounts	(0.9)	(1.0)	0.1	(6.7)
Time deposits	(233.8)	(240.4)	6.6	(2.8)
Savings deposits	(104.9)	(142.9)	38.0	(26.6)
Total interest expense on deposits	(339.5)	(384.2)	44.7	(11.6)
Borrowings from banks and others	(4.7)	(2.8)	(1.9)	66.0
Interbank borrowings and overnight funds	(25.6)	(35.7)	10.1	(28.2)
Borrowings from development entities	(0.1)	(0.3)	0.1	(49.1)
Total interest expense	(370.0)	(423.1)	53.1	(12.5)
Net interest income	1,014.7	887.5	127.2	14.3

Banco AV Villas’ net interest income increased by 14.3%, or Ps 127.2 billion, from Ps 887.5 billion in 2017 to Ps 1,014.7 billion in 2018. This increase was driven by a Ps 74.2 billion increase in total interest income to Ps 1,384.7 billion in 2018 and a Ps 53.1 billion decrease in total interest expense to Ps 370.0 billion in 2018 (mostly due to a Ps 44.7 billion decrease in interest expense on deposits and a Ps 10.1 billion decrease in interest expense on interbank borrowings and overnight funds). The increase in total interest income was mainly a result of a 6.6%, or Ps 82.8 billion, increase in interest income on total loans and leases34 to Ps 1,342.0 billion, partially offset by a 16.9%, or Ps 8.7 billion, decrease in interest income on investments in debt securities to Ps 42.8 billion in 2018.

The following table shows the impact on interest income on loans and leases derived from changes in the average balance and the average yield per type of loan.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans and leases	2,753.8	2,957.3	(203.5)	(6.9)	7.9%	8.8%	(16.1)	(26.4)	(42.5)
Consumer loans and leases	5,853.3	4,929.9	923.4	18.7	15.7%	16.5%	144.8	(42.7)	102.1
Mortgage loans and leases	2,075.3	1,799.5	275.8	15.3	9.8%	10.0%	27.1	(2.9)	24.2
Microcredit loans and leases	1.1	1.6	(0.5)	(30.9)	20.4%	26.9%	(0.1)	(0.1)	(0.2)
Loans and leases	10,683.5	9,688.4	995.2	10.3	12.5%	13.0%	124.8	(41.1)	83.6

The increase in total interest income mentioned above, was mainly due to the increase in interest earned on loans and leases of Ps 83.6 billion driven by an 10.3%, or Ps 995.2 billion, increase in Banco AV Villas’ average loan and lease portfolio from Ps 9,688.4 billion in 2017 to Ps 10,683.5 billion in 2018, which resulted in a Ps 124.8 billion increase in income, offset in part by a 42 basis points decrease in the average yield on loans and leases from 13.0% in 2017 to 12.5% in 2018, which led to a Ps 41.1 billion decrease in interest income. Despite a 177 basis point decrease in the average Central Bank rate from 6.13% in 2017 to 4.35% in 2018, Banco AV Villas’ average yield on loans and leases decreased less due to a (i) a focused strategy on higher yielding consumer portfolio (the bank grew its average balance of payroll lending by 41.4% or Ps 713.3 billion during 2018) as compared to the commercial portfolio and (ii) the banks strategy to regain market share in the mortgage business. Consumer and mortgage loans, which have a higher yield, increased their weight on the average portfolio from 50.9% and 18.6% in 2017 to 54.8% and 19.4% in 2018, respectively. Commercial loans, which have a lower yield, decreased their weight on the average portfolio from 30.5% to 25.8% in the same period.

Interest earned on interbank and overnight funds decreased by Ps 0.8 billion from Ps 3.6 billion in 2017 to Ps 2.8 billion in 2018.

The Ps 8.7 billion decrease to Ps 42.8 billion in interest on investments in debt securities in 2018, is explained by a 74 basis points decrease in the average yield of these investments from 4.9% in 2017 to 4.1% in 2018, which led to a Ps 7.8 billion decrease in interest income. Another driver for this decrease was a 2.0%, or Ps 21.4 billion, decrease in the average balance of fixed income investments at FVOCI and at AC from Ps 1,058.9 billion in 2017 to Ps 1,037.5 billion in 2018, which resulted in a Ps 0.9 billion decrease in interest income. The decline in the average yield was due to different market conditions seen in 2018 as compared to a strong yielding 2017.

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

34 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2018 vs. 2017		years ended December 31,		due to changes in
	2018	2017	#	%	2018	2017	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	145.1	155.2	(10.0)	(6.5)	0.6%	0.6%	0.1	0.0	0.1
Time deposits	4,305.7	3,643.0	662.7	18.2	5.4%	6.6%	(36.0)	42.6	6.6
Savings accounts	5,180.9	5,247.5	(66.6)	(1.3)	2.0%	2.7%	1.3	36.7	38.0
Total deposits	9,631.8	9,045.7	586.1	6.5	3.5%	4.2%	(20.7)	65.4	44.7
Borrowings from banks and others	180.8	154.7	26.1	16.9	2.6%	1.8%	(0.7)	(1.2)	(1.9)
Interbank borrowings and overnight funds	538.8	587.6	(48.7)	(8.3)	4.8%	6.1%	2.3	7.8	10.1
Borrowings from development entities	3.3	5.0	(1.7)	(33.3)	4.4%	5.8%	0.1	0.1	0.1
Other funding	723.0	747.2	(24.3)	(3.3)	4.2%	5.2%	1.0	7.3	8.3
Total funding	10,354.7	9,792.9	561.8	5.7	3.6%	4.3%	(20.1)	73.1	53.1

Total interest expense, on the other hand, decreased by 12.5%, or Ps 53.1 billion, in 2018 as compared to 2017, mainly driven by a 75 basis points decrease in the average cost of funds from 4.3% in 2017 to 3.6% in 2018, which led to a Ps 73.1 billion decrease in interest expense. The decrease in the average cost of funds resulted from the decreasing interest rate environment in Colombia described before. Partially offsetting this decrease, there was a 5.7%, or Ps 561.8 billion, increase in the average balance of interest-bearing funding from Ps 9,792.9 billion in 2017 to Ps 10,354.7 billion in 2018 which resulted in a Ps 20.1 billion increase in interest expense. The Ps 53.1 billion decrease in total interest expense was driven by a Ps 44.7 billion decrease in interest expense on interest-bearing deposits and a Ps 8.3 billion decrease in interest expense on other interest-bearing funding.

Average total interest earning assets35 increased by 6.3%, or Ps 698.9 billion, from Ps 11,174.4 billion in 2017 to Ps 11,873.3 billion in 2018 driven by the consumer and mortgage loans mentioned before, and net interest income increased by 14.3% or Ps 127.2 billion from Ps 887.5 billion to Ps 1,014.7 billion, over the same period, which resulted in a 60 basis points increase in the net interest margin from 7.9% in 2017 to 8.5% in 2018 for the bank. The average spread between the average rate on loans and leases and the average rate paid on deposits increased by 30 basis points from 8.7% to 9.0% over the same period.

The expansion of the net interest margin during a decreasing rate scenario is explained by the structure of the bank’s portfolio, as most of Banco AV Villas’ loan portfolio is comprised of consumer and mortgage loans, by nature with fixed yields, which have historically shown less sensitivity than commercial loans to the movements in the Central Bank rate. This expansion in spreads and margins was expected to occur given the macro scenario in which the country was operating.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(297.3)	(327.8)	30.6	(9.3)
Impairment (loss) recovery on other financial assets	0.3	—	0.3	N.A.
Recovery of charged-off financial assets	48.8	33.7	15.1	45.0
Net impairment loss on financial assets	(248.2)	(294.2)	46.0	(15.6)

35 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at FVOCI and at AC.

	Year ended December 31,				Change, 2018 vs. 2017
					Loans at least 91	Delinquency
	2018		2017		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Loans and leases	321.4	2.8%	302.5	3.0%	18.8	(0.2)
Commercial loans and leases	98.5	3.3%	83.1	3.0%	15.4	0.4
Consumer loans and leases	137.9	2.2%	131.4	2.4%	6.6	(0.2)
Mortgage loans and leases	85.0	3.8%	88.0	4.6%	(3.1)	(0.8)
Microcredit loans and leases	0.0	1.0%	0.0	0.7%	(0.0)	0.3

(1)Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

Net impairment loss on financial assets decreased by 15.6%, or Ps 46.0 billion, in 2018 as compared to 2017. This decrease was driven by a Ps 30.6 billion decrease in impairment loss on loans and other accounts receivable and a Ps 15.1 billion increase of recoveries of charged-off financial assets.

The decrease in impairment loss on loans and other accounts receivable of Ps 46.0 billion was mainly driven by a Ps 41.7 billion decrease in the bank’s impairment loss on consumer loans, which in turn, was mainly driven by (i) the strategy of the bank to grow in payroll lending, the most secure of the consumer products given its low risk nature and (ii) a decrease in the delinquency ratio of the consumer loan portfolio from 2.4% in 2017 to 2.2% in 2018.

The bank’s cost of risk36 improved 60 basis points from 3.4% in 2017 to 2.8% for 2018. The bank’s cost of risk net of recoveries of charged-off financial assets37 improved from 3.0% in 2017 to 2.3% in 2018.

Charge-offs increased from Ps 280.6 billion for the year ended December 31, 2017 to Ps 283.2 billion for the year ended December 31, 2018 and the ratio of charge-offs to average loans and leases decreased from 2.9% for the year ended December 31, 2017 to 2.7% for the year ended December 31, 2018. The decrease in charge-offs is mainly explained by the decrease in impairments and delinquencies ratios registered during the period, accompanied by the bank’s strategy to grow in low risk products.

Despite the slight increase of charge-offs and the decrease of impairment loss on loans and leases, the allowance for impairment losses of loans and leases increased by Ps 63.9 billion, from Ps 475.7 billion as of December 31, 2017 to Ps 539.6 billion as of December 31, 2018. As of December 31, 2018, Banco AV Villas’ coverage over its 91 days past due loans was 167.9%, compared to 157.2% as of December 31, 2017. The increases in coverage include the impact of its implementation of IFRS 9 on January 1, 2018, which impacted the opening balance of loan loss allowance for 2018.

Net income from commissions and fees

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Banking fees	281.8	265.9	15.9	6.0
Income from commissions and fees	281.8	265.9	15.9	6.0
Expenses from commissions and fees	(107.8)	(108.6)	0.8	(0.7)
Net income from commissions and fees	174.0	157.3	16.7	10.6

Net income from commissions and fees increased by 10.6%, or Ps 16.7 billion, to Ps 174.0 billion in 2018 as compared to 2017 mainly driven by an increase of Ps 15.9 billion, or 6.0%, in banking fees to Ps 281.8 billion in 2018. The increase in

36 Measured as impairment loss on loans and other accounts receivable divided by the average balance of loans and leases.

37 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of loans and leases.

banking fees was primarily due to a Ps 14.9 billion increase in commissions from banking services and a Ps 1.0 billion increase in branch network fees. Contributing to the increase in net income from commissions and fees was a Ps 0.8 billion, or 0.7%, decrease in expenses from commissions and fees.

Net trading income

During 2018, Banco AV Villas’ net trading income38 decreased by Ps 2.0 billion from Ps 15.2 billion in 2017 to Ps 13.2 billion in 2018, driven by a Ps 1.5 billion decrease in net trading income from investment securities at FVTPL from Ps 15.0 billion in 2017 to Ps 13.5 billion in 2018. Another driver for the decrease in net trading income was a Ps 0.5 billion decrease in net trading income from derivatives from a gain of Ps 0.2 billion in 2017 to a loss of Ps 0.3 billion in 2018.

Total income from investment securities

Banco AV Villas’ securities portfolio is classified in the following categories (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC ((ii) and (iii) are described above in the net interest income section as interest income on investments in debt securities).

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 56.3 billion for 2018, Ps 10.2 billion lower than the Ps 66.5 billion for 2017. This was primarily an effect of a 107 basis points decrease in the average yield of total investment securities from 5.1% in 2017 to 4.0% in 2018, which resulted in a Ps 13.9 billion decrease in interest income. Partially offsetting this decrease, there was a 7.0%, or Ps 91.5 billion, increase in the average balance of total investment securities, which resulted in a Ps 3.7 billion increase in interest income.

As mentioned before the contraction of the yield was primarily a consequence of prevailing market conditions.

Other income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	1.1	1.3	(0.3)	(19.6)
Gains (losses) on sales of investments, net	4.0	—	4.0	N.A.
Income from sales of noncurrent assets held for sale	0.5	0.1	0.4	434.7
Equity method investees	(0.7)	2.2	(2.9)	(131.3)
Dividend income	3.0	2.7	0.3	12.2
Gains on valuation of assets, net	2.5	2.5	0.0	1.0
Other	34.1	45.5	(11.4)	(25.0)
Other income	44.6	54.3	(9.7)	(17.8)

Total other income decreased by 17.8%, or Ps 9.7 billion, to Ps 44.6 billion in 2018 as compared to 2017. This decrease was mainly driven by a Ps 11.4 billion decrease in other income mainly attributable to the changes in the number of banking correspondents in accordance with applicable regulation; and a Ps 2.9 billion decrease in income from equity method investees. Partially offsetting this decrease, there was Ps 4.0 billion gains on sales of investments, net, derived from the bank’s strategy based on exiting and selling its fixed income securities portfolio and replaced them with longer-term securities.

38 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

Other expense

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.1)	(0.1)	(0.0)	19.2
Personnel expenses	(234.7)	(211.7)	(23.0)	10.8
Salaries and employee benefits	(232.2)	(209.7)	(22.5)	10.7
Bonus plan payments	(1.9)	(1.6)	(0.3)	18.0
Labor severances	(0.6)	(0.4)	(0.2)	49.8
Administrative and other expenses	(408.1)	(370.7)	(37.3)	10.1
Depreciation and amortization	(33.4)	(29.9)	(3.5)	11.8
Wealth tax	—	(4.8)	4.8	(100.0)
Impairment loss on other assets	—	(0.0)	0.0	(100.0)
Other expenses	(4.3)	(2.0)	(2.3)	112.9
Charitable and other donation expenses	(0.0)	(0.2)	0.1	(84.9)
Other	(4.3)	(1.8)	(2.4)	131.3
Other expense	(680.6)	(619.3)	(61.4)	9.9

Total other expenses for the year ended December 31, 2018 increased by 9.9%, or Ps 61.4 billion, to Ps 680.6 billion in 2018 mainly driven by a Ps 37.3 billion increase in administrative and other expenses, a Ps 23.0 billion increase in personnel expenses, a Ps 3.5 billion increase in depreciation and amortization and a Ps 2.3 billion increase in other expenses. Partially offsetting these increases, there was a Ps 4.8 billion reduction in the wealth tax, as the last installment was paid in 2017.

The Ps 37.3 billion increase in administrative and other expenses was driven by (i) a Ps 14.4 billion increase in consultancy, audit and other fees, which include sales-force, consulting and legal fees among others, and (ii) a Ps 11.1 billion increase in leases (mainly from office space and information technology equipment).

The increase in personnel expenses was mainly driven by a Ps 22.5 billion, or 10.7%, increase in salaries and employee benefits to Ps 232.2 billion in 2018. Despite a decrease in Banco AV Villas’ headcount from 7,897 employees in 2017 to 7,499 in 2018, the increase in salaries and employee benefits was mainly a consequence of the union labor agreement renegotiations that took place in December 2017.

Given that Banco AV Villas’ personnel and administrative and other expenses increased by 10.4% and its income increased by 13.4% driven by the increase in net interest income, Banco AV Villas’ efficiency ratio39 improved from 54.5% to 53.0%. The ratio of personnel and administrative and other expenses as a percentage of average assets deteriorated 19 basis points from 4.7% in 2017 to 4.9% in 2018.

Income tax expense

Income tax expense increased by 60.4%, or Ps 38.1 billion, to Ps 101.3 billion for the year ended December 31, 2018. Banco AV Villas’ effective tax rate40 increased from 31.5% for the year ended December 31, 2017 to 32.1% for the year ended December 31, 2018. The main driver for the increase was the increase in income before tax expense41 which was 57.1% during the same period.

39 Calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other.

40 Calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax).

41 Net income before income tax expense minus equity method, minus dividends, plus wealth tax.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased from Ps 0.4 billion for the year ended December 31, 2017 to Ps 0.7 billion for the year ended December 31, 2018. Banco AV Villas’ net income attributable to non-controlling interest reflects ownership in A Toda Hora S.A. by other subsidiaries of Grupo Aval.

Corficolombiana

Net income

	Corficolombiana Consolidated
	For the year ended		Change December 2018 vs
	December 31,		December 2017
	2018	2017	#	%
	(in Ps billions)
Total interest income	586.7	609.1	(22.5)	(3.7)
Total interest expense	(781.0)	(852.5)	71.5	(8.4)
Net interest income (expense)	(194.4)	(243.4)	49.0	(20.1)
Net impairment loss on financial assets	(39.6)	(79.4)	39.8	(50.1)
Net income from commissions and fees	66.0	85.7	(19.7)	(23.0)
Net income (expense) from sales of goods and services	2,911.9	997.5	1,914.4	191.9
Net trading income	46.9	100.2	(53.4)	(53.2)
Other income	523.4	510.5	13.0	2.5
Other expense	(337.2)	(366.5)	29.2	(8.0)
Income before income tax expense	2,977.0	1,004.7	1,972.3	196.3
Income tax expense	(908.3)	(440.0)	(468.2)	106.4
Net income for the year	2,068.7	564.6	1,504.1	266.4
Net income for the year attributable to:
Owners of the parent	1,620.2	212.9	1,407.3	661.1
Non-controlling interest	448.4	350.7	97.7	27.9

Corficolombiana’s net income attributable to owners of the parent increased by 661.1%, or Ps 1,407.3 billion to Ps 1,620.2 billion in 2018 as compared to 2017, resulting from an improvement in the results of its non-financial companies and beginning of construction and progress of three of the four 4G projects during the year42. In addition to the strong results in the non-financial sector, net interest income improved by Ps 49.0 billion, net impairment loss on financial assets decreased by Ps 39.8 billion and other expenses decreased by Ps 29.2 billion. These positive impacts were partially offset by a Ps 53.4 billion decrease in net trading income and a Ps 19.7 billion decrease in net income from commissions and fees.

During 2018, Episol, a fully owned subsidiary of Corficolombiana, recorded an impairment of Ps 111.8 billion on its investment in Concesionaria Ruta del Sol 2. In 2017, an impairment of Ps 140.7 billion had already been recorded. As of December 31, 2018 the equity investment of Episol in Concesionaria Ruta del Sol 2 had been fully impaired. This impairment is recorded in the other expenses line item or Corficolombiana.

42 Results for the year include the impact of applying IFRS 15 starting in January 1, 2018. For more detail, see Notes 2.5 and 16 of the consolidated financial statements.

Net interest income

	For the year ended December 31,		Change, 2018 vs 2017
	2018	2017	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans and leases	313.6	346.2	(32.6)	(9.4)
Consumer loans and leases	74.2	65.5	8.6	13.2
Mortgage loans and leases	1.3	0.9	0.4	42.8
Interbank and overnight funds	65.9	116.1	(50.2)	(43.2)
Interest on loans and leases	455.0	528.8	(73.8)	(14.0)
Interest on investments in debt securities	131.7	80.3	51.3	63.9
Total interest income	586.7	609.1	(22.5)	(3.7)
Interest expense:
Checking accounts	(0.5)	—	(0.5)	N.A.
Time deposits	(219.3)	(262.2)	42.9	(16.4)
Savings deposits	(20.8)	(31.3)	10.5	(33.6)
Total interest expense on deposits	(240.6)	(293.5)	52.9	(18.0)
Borrowings from banks and others	(240.8)	(269.7)	28.9	(10.7)
Interbank borrowings and overnight funds	(123.1)	(110.0)	(13.1)	11.9
Bonds issued	(170.0)	(172.6)	2.7	(1.5)
Borrowings from development entities	(6.6)	(6.7)	0.1	(2.1)
Total interest expense	(781.0)	(852.5)	71.5	(8.4)
Net interest income (expense)	(194.4)	(243.4)	49.0	(20.1)

Corficolombiana’s net interest expenses were Ps 194.4 billion and Ps 243.4 billion in 2018 and 2017, respectively. These expenses are mainly the result of a net leverage position of the non-financial subsidiaries consolidated by Corficolombiana, as their average balance of interest earning assets is smaller the average of their interest-bearing funding.

Corficolombiana’s consolidated non-financial subsidiaries’ (such as Promigas and toll road concessions) net interest income has been and is expected to continue to be negative in the future as these entities are not financial entities and thus pay interest expenses to fund returns of assets that are mostly not considered “interest earning assets”. The returns on those assets were registered in the net income (expense) from sales of goods and services and other income line item for 2018 and 2017, respectively. Net interest expense contribution for the non-financial subsidiaries was Ps 70.2 billion for 2017 and Ps 78.3 billion for 2018.

The improvement in consolidated net interest income, was driven by a Ps 71.5 billion decrease in interest expense, that was partially offset by a Ps 22.5 billion decrease in total interest income.

The decrease in total interest expense of Ps 71.5 billion to Ps 781.0 billion in 2018 as compared to 2017, was mainly the result of a decrease in the average cost of funds, from 6.7% in 2017 to 5.9% in 2018, in line with the decreasing rate scenario seen in Colombia, which resulted in a Ps 99.8 billion decrease in interest expense. This decrease was offset in part by a 3.8% or Ps 478.4 billion increase in the average of interest bearing liabilities from Ps 12,709.0 billion in 2017 to Ps 13,187.3 billion in 2018, that led to a Ps 28.3 billion increase in interest expense.

The Ps 22.5 billion decrease in interest income to Ps 586.7 billion in 2018 was the result of a 118 basis points decrease in the average yield of interest earning assets, from 13.0% in 2017 to 11.8% in 2018, resulting in a Ps 55.3 billion decrease in interest income. This was partially offset by a 5.9% or Ps 278.5 billion increase in the average interest earning assets from Ps 4,696.1 billion in 2017 to Ps 4,974.5 billion in 2018, leading to a Ps 32.8 billion increase in interest income.

Of the Ps 22.5 billion or 3.7% decrease in interest income in Corficolombiana, Ps 50.2 billion was mainly due to a decrease in interest income on interbank and overnight funds and Ps 23.6 billion due to a decrease in interest income on loans and leases. These were partially offset by a Ps 51.3 billion increase in interest income on investments in debt securities.

The increase in interest income on investments in debt securities of Ps 51.3 billion was driven by a 28.1% or Ps 452.2 billion increase in the average balance of fixed income investments at FVOCI and at AC from Ps 1,610.3 billion in 2017 to Ps 2,062.5 billion in 2018, resulting in a Ps 28.9 billion increase in interest income. Furthermore, an increase in the average yield of these investments from 5.0% in 2017 to 6.4% in 2018, led to a Ps 22.5 billion increase in interest income. The liquidity provided by the capitalization process (see Note 1 of Financial Statements) and a less volatile market favored the carry and trading strategies implemented.

The Ps 23.6 billion decrease in interest income on loans and leases was mainly attributable to a 3.8% or Ps 96.3 billion decrease in the average balance of loans and leases from Ps 2,519.0 billion in 2017 to Ps 2,422.7 billion in 2018, which resulted in a Ps 15.5 billion decrease in interest income. In addition, a 32 basis points reduction in the average yield earned on loans and leases from 16.4% in 2017 to 16.1% in 2018, resulted in a Ps 8.1 billion decrease in interest income.

The decrease in interest income on interbank and overnight funds of Ps 50.2 billion was driven by a decrease in the average yield of these investments from 20.5% in 2017 to 13.5% in 2018 that led to a Ps 39.8 billion decrease in interest income. In addition, a 13.7% or Ps 77.4 billion decrease in the average balance of interbank and overnight funds from Ps 566.7 billion in 2017 to Ps 489.4 billion in 2018, resulted in a Ps 10.4 billion decrease in interest income.

Net impairment loss on financial assets

Corficolombiana’s net impairment loss on financial assets decreased by Ps 39.8 billion to Ps 39.6 billion in 2018 from Ps 79.4 billion in 2017. This decrease was driven by a Ps 39.2 billion decrease in impairment loss on loans and other accounts receivable and a Ps 0.7 billion recovery of impairment (loss) recovery on other financial assets.

The Ps 39.6 billion decrease in impairment loss on loans and other accounts receivable, was mainly driven by a lower impairment recognized by Corficolombiana on its exposure in Electricaribe S.A. E.S.P., which amounted to Ps 24.7 billion in 2018 as compared to Ps 48.1 billion in 2017. In addition, in 2018 Fiduciaria Corficolombiana recovered Ps 7.5 billion out of a Ps 7.6 billion impairment on other accounts receivable carried out in 2017, related to accrued commissions on the CRDS fiduciary trust.

Net income from commissions and fees

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Banking fees	17.9	26.9	(9.0)	(33.6)
Trust activities and portfolio management services	61.4	69.5	(8.1)	(11.6)
Income from commissions and fees	79.3	96.4	(17.1)	(17.8)
Expenses from commissions and fees	(13.3)	(10.8)	(2.6)	23.7
Net income from commissions and fees	66.0	85.7	(19.7)	(23.0)

Net income from commissions and fees decreased by Ps 19.7 billion, or 23.0% to Ps 66.0 billion in 2018 as compared to Ps 85.7 billion in 2017. This decrease was driven by a Ps 9.0 billion decrease in banking fees, a Ps 8.1 billion decrease in fees from trust activities and portfolio management services, and by a Ps 2.6 billion increase in commission and fee expenses.

Net income (expense) from sales of goods and services

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Income from sales of goods and services	7,923.7	5,575.1	2,348.6	42.1
Costs and expenses from sales of goods and services	(5,011.8)	(4,577.5)	(434.3)	9.5
Net income (expense) from sales of goods and services	2,911.9	997.5	1,914.4	191.9

Net income (expense) from sales of goods and services increased 191.9%, or Ps 1,914.4 billion from Ps 997.5 billion in 2017 to Ps 2,911.9 billion in 2018, mainly driven by the progress of construction of three toll road concession projects during the year (Covioriente, Covipacífico and Coviandina) and strong results in Promigas. The results also reflect the application of IFRS 15, starting on January 1, 2018 (for further information see Notes 2.5 and 16 of the consolidated financial statement).

Costs and expenses from sales of goods and services showed a Ps 434.3 billion increase from Ps 4,577.5 billion in 2017 to Ps 5,011.8 billion for 2018. The increase is mainly explained by a Ps 436.1 billion increase in costs related to acquisition of raw materials and production costs mainly in Corficolombiana’s concessions and in Promigas.

Net trading income

Total net trading income43 decreased by Ps 53.4 billion from Ps 100.2 billion in 2017 to Ps 46.9 billion in 2018, driven by a Ps 41.2 billion decrease in net trading income from investment securities at FVTPL and a Ps 12.2 billion decrease in income from derivatives.

Corficolombiana’s net trading income from investment securities at FVTPL reached Ps 65.4 billion during 2018, Ps 41.2 billion lower than the Ps 106.6 billion reached during 2017. The Ps 41.2 billion decrease in net trading income from investment securities is explained by a Ps 51.4 billion decrease in income from fixed income held for trading portfolio, and a Ps 10.2 billion increase in income from equity investment securities at FVTPL.

The decrease in the net trading income from investment securities was primarily the result of a decrease in the average yield from 7.6% in 2017 to 4.4% in 2018, which resulted in a decrease in income of Ps 44.7 billion. The average balance of Corficolombiana’s investment securities at FVTPL slightly increased from Ps 1,394.5 billion in 2017 to Ps 1,472.0 billion, resulting in a Ps 3.4 billion increase in net trading income.

Net trading income from derivatives, offset in foreign exchange gains (losses), net line, decreased Ps 12.2 billion from a loss of Ps 6.4 billion in 2017 to a loss of Ps 18.5 billion in 2018.

Total income from investment securities

Corficolombiana’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC ((ii) and (iii) are described above in the net interest income section as interest income on investments in debt securities).

Total income from investment securities (comprised of income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 197.1 billion for 2018, 5.4% or Ps 10.1 billion higher than the Ps 186.9 billion registered during 2017. This increase is explained by an increase in the average balance of total investment securities from Ps 3,004.8 billion in 2017 to Ps 3,534.5 billion in 2018, which resulted in a Ps 29.5 billion increase in income. Partially offsetting the increase, there was a decrease in the average yield on total investment securities from 6.2% in 2017 to 5.6%, which resulted in a Ps 19.4 billion decrease in income.

43 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

Other income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(10.0)	3.9	(13.9)	(357.3)
Gains (losses) on sales of investments, net	17.3	1.4	16.0	1,173.4
Income from sales of noncurrent assets held for sale	0.3	0.2	0.1	54.1
Equity method investees	184.4	159.2	25.2	15.8
Dividend income	63.8	46.5	17.4	37.3
Gains on valuation of assets, net	0.0	1.2	(1.1)	(97.6)
Net income from financial instruments mandatory at fair value	205.8	209.9	(4.1)	(2.0)
Other	61.7	88.2	(26.5)	(30.0)
Other income	523.4	510.5	13.0	2.5

Total other income grew by Ps 13.0 billion or 2.5%, mainly driven by (i) a Ps 25.2 billion increase from the equity method investees, (ii) a Ps 17.4 billion increase in dividend income, and (iii) a Ps 16.0 billion increase in gains on sales of investments, net.

These increases were partially offset by (i) a Ps 26.5 billion decrease in other income, (ii) a Ps 13.9 billion decrease in foreign exchange gains (losses), net discussed above as part of the trading strategy (the net result of these two accounts was a loss of Ps 28.6 billion in 2018 versus a loss of Ps 2.5 billion in 2017), (iii) a Ps 4.1 billion decrease in net income from financial instruments mandatory at fair value (which are the concession arrangements rights), and (iv) a Ps 1.1 billion decrease in gains on valuation of assets, net.

Income from the equity method investees increased by Ps 25.2 billion to Ps 184.4 billion in 2018 from Ps 159.2 billion in 2017. This increase was explained by an increase in equity method from Gases del Caribe and Cálidda.

The Ps 17.4 billion increase in dividend income to Ps 63.8 billion in 2018 from Ps 46.5 billion in 2017 was mainly driven by a Ps 13.8 billion increase in dividend income from Grupo Energía de Bogotá (GEB) and a Ps 4.7 billion increase from Sociedad Aeroportuaria de la Costa.

The Ps 16.0 billion increase in gains on sales of investments, net to Ps 17.3 billion in 2018 from Ps 1.4 billion in 2017 was driven by a Ps 14.6 billion income resulting from the liquidation of Banco Corficolombiana Panamá.

Other, which includes income on sales of foreclosed assets, property, plant and equipment and recoveries on other expenses, decreased by Ps 26.5 billion to Ps 61.7 billion in 2018 as compared to 2017, driven by (i) the absence of  Ps 56.7 billion of fair value income recognized on Corficolombiana’s investments in Covimar and Covipacífico derived from the purchase of owners of the parent in 2017 and (ii) lower income of Ps 5.2 billion from Fiduciaria Corficolombiana, which were partially offset by (i) a Ps 35.2 billion income from insurance compensations at Episol and (ii) Ps 11.7 billion of income from sales of assets under financial leasing in Promigas.

Net income from financial instruments mandatory at fair value reflect the fair value of concession arrangements entered between Promigas and the Colombian government decreased by Ps 4.1 billion to Ps 205.8 billion in 2018 as compared to 2017.

Other expense

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.2)	(5.5)	5.2	(95.5)
Personnel expenses	(99.6)	(93.6)	(6.0)	6.4
Salaries and employee benefits	(94.8)	(90.1)	(4.6)	5.1
Bonus plan payments	(4.7)	(3.0)	(1.7)	56.7
Labor severances	(0.2)	(0.5)	0.3	(56.6)
Administrative and other expenses	(95.3)	(104.5)	9.1	(8.7)
Depreciation and amortization	(7.7)	(5.9)	(1.9)	31.8
Wealth tax	—	(14.8)	14.8	(100.0)
Impairment loss on other assets	(133.6)	(141.3)	7.7	(5.5)
Other expenses	(0.6)	(0.9)	0.2	(27.0)
Charitable and other donation expenses	(0.0)	(0.1)	0.1	(100.0)
Other	(0.6)	(0.8)	0.2	(20.0)
Other expense	(337.2)	(366.5)	29.2	(8.0)

Corficolombiana’s total other expenses decreased by Ps 29.2 billion or 8.0% to Ps 337.2 billion in 2018 as compared to 2017. This decrease was mainly driven by a Ps 14.8 billion reduction in the wealth tax as the last installment was paid in 2017, a Ps 9.1 billion decrease in administrative and other expenses, a Ps 7.7 billion decrease in impairment loss on other assets and a Ps 5.2 billion decrease in losses from sales of noncurrent assets held for sale. These decreases in expenses were partially offset by a Ps 6.0 billion increase in personnel expenses and a Ps 1.9 billion increase in depreciation and amortization expense.

The Ps 9.1 billion decrease in administrative and other expenses was mainly driven by a Ps 5.2 billion reduction in debt cancellations in Leasing Corficolombiana, and a Ps 4.8 billion decrease in operational taxes and a Ps 2.1 billion decrease in maintenance and repairs both in Corficolombiana.

The Ps 7.7 billion decrease in impairment loss on other assets for 2018 was mainly driven by the Ps 28.9 billion decrease in the impairment of Episol S.A.S.’s investment in CRDS. During 2018, Episol recorded an impairment of Ps 111.8 billion on its investment in CRDS, while in 2017 an impairment of Ps 140.7 billion had been recorded. As of December 31, 2018, the equity investment of Episol in CRDS had been fully impaired. This was partially offset by a Ps 18.2 billion expense to fully provision Corficolombiana’s investment in Pizano S.A. (under liquidation).

Personnel expenses increased 6.4% or Ps 6.0 billion from Ps 93.6 billion in 2017 to Ps 99.6 billion in 2018 driven by a Ps 4.6 billion increase in salaries and employee benefits and a Ps 1.7 billion increase in bonus plan payments.

Income tax expense

Income tax expense for Corficolombiana increased by Ps 468.2 billion, or 106.4%, to Ps 908.3 billion for the year ended December 31, 2018. Corficolombiana’s effective tax rate44 decreased from 54.1% for the year ended December 31, 2017 to 33.3% for the year ended December 31, 2018. The increase in expense and change in the effective tax rate were mainly driven by (i) a Ps 620.6 billion increase in income tax expense from infrastructure companies, given the higher income from concessions. This was partially offset by the effect of the Financing Law, which decreased the future expected statutory tax rate from 33% to 30% (passed by Colombian Government on December 2018 – see Note 19 of Financial Statements), on these companies’ deferred tax expenses by Ps 85.8 billion; (ii) lower effective tax rates for infrastructure companies versus others, due to the higher weight of deferred taxes as compared to current taxes; and (iii) a Ps 35.3 billion positive impact of the Financing Law on deferred taxes of non-infrastructure companies.

44 Calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax).

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in Corficolombiana increased by 27.9%, or Ps 97.7 billion to Ps 448.4 billion in 2018 as compared to 2017. The increase is mainly explained by a Ps 53.7 billion increase in net income attributable to non-controlling interest from Promigas and a Ps 50.4 billion increase from Pizano S.A (under liquidation) given the loss of control to the liquidator of the company in March 2018 (Ps 50.4 billion loss in 2017 and no effect in 2018), which were partially offset by a Ps 7.5 billion decrease in income from Unipalma. The ratio of net income attributable to non-controlling interest to net income decreased from 62.1% in 2017 to 21.7% in 2018, given the higher weight of infrastructure companies in net income and the fact that they are mostly 100% owned by Corficolombiana.

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

•

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

•

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

•

Third, and just as in past economic cycles, the monetary policy adopted between 2015 and 2016 by the Central Bank proved successful in its sole objective of controlling inflation. After a peak of 9% inflation in mid‑2016, inflation dropped to 5.75% at the end of 2016 and 4.09% at the end of 2017. Seeing the effectiveness of its tightening cycle, the Central Bank decided to rapidly cut interest rates (Central Bank rate went from 7.5% in December 2016 to 4.75% in December 2017). As a consequence of this declining interest rate scenario, average yield on loans (particularly on the corporate loan book) declined in 2017. Average yield on consumer loans was more resilient than the one of our corporate loans due to: i) low volume coming into the balance sheet at a marginal lower yield, and ii) less pressure from the financial system to reduce yields as their cost of risk was peaking. The net impact of the decreasing interest rate scenario in Colombia ended up benefiting our margins in 2017 as we were able to capture the declining rates in our funding side faster than it affected us in our asset side. This upside in margins, unfortunately, was not sufficient to absorb the increase in the cost of risk described below.

•

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

•

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

(iv)	a 22.5% or Ps 163.3 billion decrease in net trading income. Ps 142.3 billion of such decrease resulted from our Colombian operations and Ps 21.1 billion from our Central American operations.

	Grupo Aval Consolidated
	For the year ended		Change December 2017 vs
	December 31,		December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	18,741.8	17,547.0	1,194.9	6.8
Interest expenses	(8,227.7)	(8,392.4)	164.7	(2.0)
Net interest income	10,514.1	9,154.6	1,359.6	14.9
Net impairment loss on loans, receivables and other assets	(4,029.1)	(2,831.7)	(1,197.5)	42.3
Net commission and fees income	4,579.0	4,259.7	319.4	7.5
Net trading income	561.4	724.7	(163.3)	(22.5)
Other income	2,118.7	2,786.4	(667.7)	(24.0)
Other expenses	(8,828.8)	(8,519.8)	(309.1)	3.6
Income before income tax expense	4,915.2	5,573.8	(658.6)	(11.8)
Income tax expense	(1,752.8)	(2,056.9)	304.1	(14.8)
Net income for the year	3,162.4	3,516.9	(354.5)	(10.1)
Net income for the year attributable to:
Controlling interest	1,962.4	2,139.9	(177.5)	(8.3)
Non-controlling interest	1,200.0	1,377.1	(177.1)	(12.9)

	Grupo Aval’s Colombian Operation
	For the year ended		Change December 2017 vs
	December 31,		December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	13,750.6	12,816.7	933.9	7.3
Interest expenses	(6,529.9)	(6,824.5)	294.6	(4.3)
Net interest income	7,220.7	5,992.2	1,228.5	20.5
Net impairment loss on loans, receivables and other assets	(3,081.8)	(2,028.7)	(1,053.0)	51.9
Net commission and fees income	2,602.3	2,378.2	224.1	9.4
Net trading income	567.1	709.4	(142.3)	(20.1)
Other income	1,708.1	2,393.0	(684.9)	(28.6)
Other expenses	(5,651.4)	(5,307.2)	(344.1)	6.5
Income before income tax expense	3,365.0	4,136.8	(771.7)	(18.7)
Income tax expense	(1,284.2)	(1,635.3)	351.1	(21.5)
Net Income	2,080.9	2,501.5	(420.6)	(16.8)
Net income attributable to:
Controlling interest	1,219.1	1,442.0	(222.9)	(15.5)
Non-controlling interest	861.8	1,059.5	(197.7)	(18.7)

	Grupo Aval’s Central American Operation
	For the year ended		Change December 2017 vs
	December 31,		December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	4,991.2	4,730.3	260.9	5.5
Interest expenses	(1,697.8)	(1,567.9)	(129.9)	8.3
Net interest income	3,293.4	3,162.4	131.0	4.1
Net impairment loss on loans, receivables and other assets	(947.4)	(802.9)	(144.5)	18.0
Net commission and fees income	1,976.7	1,881.5	95.2	5.1
Net trading income	(5.7)	15.3	(21.1)	(137.5)
Other income	410.7	393.4	17.3	4.4
Other expenses	(3,177.5)	(3,212.6)	35.1	(1.1)
Income before income tax expense	1,550.2	1,437.1	113.1	7.9
Income tax expense	(468.6)	(421.6)	(47.0)	11.2
Net Income	1,081.6	1,015.5	66.1	6.5
Net income attributable to:
Controlling interest	743.3	697.9	45.5	6.5
Non-controlling interest	338.2	317.6	20.6	6.5

Net interest income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	8,132.8	7,914.4	218.3	2.8
Consumer loans and leases	8,087.4	7,312.0	775.4	10.6
Mortgage loans and leases	1,278.0	1,135.9	142.1	12.5
Microcredit loans and leases	113.8	116.9	(3.2)	(2.7)
Interbank and overnight funds	288.0	186.2	101.8	54.7
Interest on loans and leases	17,900.0	16,665.5	1,234.5	7.4
Interest on investments in debt securities	841.9	881.5	(39.6)	(4.5)
Total interest income	18,741.8	17,547.0	1,194.9	6.8
Interest expense:
Checking accounts	(309.3)	(258.9)	(50.4)	19.5
Time deposits	(3,560.5)	(3,413.5)	(147.0)	4.3
Savings deposits	(1,979.0)	(2,139.8)	160.9	(7.5)
Total interest expense on deposits	(5,848.8)	(5,812.3)	(36.5)	0.6
Borrowings from banks and others	(770.0)	(575.7)	(194.3)	33.8
Interbank and overnight funds	(287.4)	(570.2)	282.8	(49.6)
Bonds	(1,162.2)	(1,278.3)	116.1	(9.1)
Borrowings from development entities	(159.3)	(156.0)	(3.3)	2.1
Total interest expense	(8,227.7)	(8,392.4)	164.7	(2.0)
Net interest income	10,514.1	9,154.6	1,359.6	14.9

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

•	a 4.2% or Ps 2,922.9 billion increase in the average commercial loans and leases portfolio driven by increases in the balance of general purpose loans and financial leases, and
•	a 17.6% or Ps 920.7 billion increase in the average interest-earning mortgage loans and leases portfolio.

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

Net impairment loss on loans, receivables and other assets

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Net impairment loss on loans, receivables and other assets:
Impairment loss on loan and other accounts receivable	(4,119.3)	(3,004.2)	(1,115.1)	37.1
Impairment loss on other assets	(174.3)	(47.5)	126.7	266.6
Impairment loss on other financial assets	(0.1)	(70.4)	70.3	(99.8)
Recovery of charged-off assets	264.6	290.4	(25.9)	(8.9)
Net impairment loss on loans, receivables and other assets	(4,029.1)	(2,831.7)	(1,197.5)	42.3

	Year ended December 31,				Change, 2017 vs. 2016
					Loans at least 91	Delinquency
	2017		2016		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Delinquency Ratios	4,382.0	2.8%	2,962.0	2.0%	1,420.0	0.80
Colombian Operations	3,829.7	3.4%	2,456.1	2.3%	1,373.5	1.13
Commercial loans	2,500.0	3.4%	1,483.8	2.1%	1,016.2	1.37
Consumer loans	1,095.4	3.3%	790.8	2.6%	304.6	0.74
Mortgage loans	190.7	2.8%	144.1	2.5%	46.6	0.32
Microcredit loans	43.6	10.6%	37.4	9.4%	6.2	1.27
Central American Operations	552.3	1.2%	505.9	1.2%	46.4	(0.01)
Commercial loans	108.3	0.6%	113.7	0.6%	(5.5)	(0.08)
Consumer loans	301.1	1.7%	285.0	1.7%	16.1	(0.02)
Mortgage loans	143.0	1.5%	107.2	1.2%	35.8	0.32
Microcredit loans	—	N.A.	—	N.A.	—	N.A.

(1)	Calculated as 91 days past due loans divided by total gross loans excluding interbank and overnight funds.

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

The increase in impairment loss on commercial loans and other accounts receivable, net our Colombian operations was affected by the impact of specific corporate loans, whose deterioration was not related to the economic cycle but rather to specific problems in each company, such as Electricaribe, Concesionaria Ruta del Sol and SITP (Bogotá’s Mass Transportation System). The impairment losses for these loans in the year were (i) Ps 385.7 billion for Electricaribe, (ii) Ps 102.5 billion for Concesionaria Ruta del Sol and (iii) Ps 43.1 billion for SITP. As of December 31, 2017 the coverage ratio on those loans, measured as the loan loss allowance of each client divided by the total credit exposure of each client, was 68.8%, 12.9% and 12.9%, respectively. These provisions accounted for 48.6% of the Ps 978.4 billion increase in impairment loss on loans and other accounts receivable in 2017.

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

Partially offsetting these decreases was (i) a Ps 31.2 billion increase in income from the equity method; (ii) a Ps 29.0 billion increase in net income from financial instruments mandatory at fair value in Promigas; and (iii) a Ps 22.4 billion increase in dividend income driven by a Ps 24.4 billion increase in dividend income from Empresa de Energía de Bogotá (EEB).

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

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to controlling interest for the year ended December 31, 2017 decreased by 55.1%, or Ps 2,338.2 billion, to Ps 1,908.0 billion compared to the year ended December 31, 2016. Net income attributable to controlling interest for the year ended December 31, 2016 includes Ps 2,208.1 billion of income resulting from the deconsolidation of Corficolombiana (for further detail of the banks’ deconsolidation of Corficolombiana, please see Note 1 of our audited consolidated financial statements). This income is not reflected in Grupo Aval’s financial statements as Corficolombiana continued to be consolidated at Grupo Aval. Other components of Banco de Bogotá’s net income attributable to controlling interest for the year ended December 31, 2017 decreased by 6.4%, or Ps 130.1 billion compared to the year ended December 31, 2016.

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

	Banco de Bogotá Consolidated
	For the year ended		Change December 2017 vs
	December 31,		December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	11,314.8	10,702.0	612.8	5.7
Interest expenses	(4,594.1)	(4,568.5)	(25.6)	0.6
Net interest income	6,720.7	6,133.5	587.2	9.6
Net impairment loss on loans, receivables and other assets	(2,376.4)	(1,783.8)	(592.6)	33.2
Net commission and fees income	3,839.1	3,611.1	228.1	6.3
Net trading income	395.2	351.6	43.6	12.4
Other income(1)	496.2	3,095.3	(2,599.1)	(84.0)
Other expenses	(5,971.7)	(5,825.2)	(146.5)	2.5
Income before income tax expense	3,103.2	5,582.4	(2,479.3)	(44.4)
Income tax expense	(970.2)	(1,150.4)	180.2	(15.7)
Net income for the year(1)	2,133.0	4,432.0	(2,299.1)	(51.9)
Net income for the year attributable to:
Controlling interest(1)	1,908.0	4,246.1	(2,338.2)	(55.1)
Non-controlling interest	225.0	185.9	39.1	21.0

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

	Banco de Bogotá's Colombian Operation
	For the year ended		Change December 2017 vs
	December 31,		December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	6,323.6	5,971.7	351.9	5.9
Interest expenses	(2,896.3)	(3,000.6)	104.3	(3.5)
Net interest income	3,427.3	2,971.1	456.2	15.4
Net impairment loss on loans, receivables and other assets	(1,429.0)	(980.9)	(448.1)	45.7
Net commission and fees income	1,862.4	1,729.6	132.8	7.7
Net trading income	401.0	336.3	64.7	19.2
Other income(1)	85.5	2,701.9	(2,616.4)	(96.8)
Other expenses	(2,794.2)	(2,612.7)	(181.5)	6.9
Income before income tax expense	1,553.0	4,145.3	(2,592.4)	(62.5)
Income tax expense	(501.6)	(728.8)	227.2	(31.2)
Net income for the year(1)	1,051.4	3,416.6	(2,365.2)	(69.2)
Net income for the year attributable to:
Controlling interest(1)	826.6	3,230.9	(2,404.3)	(74.4)
Non-controlling interest	224.8	185.7	39.1	21.1

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

	Banco de Bogotá's Central American Operation
	For the year ended		Change December 2017 vs
	December 31,		December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	4,991.2	4,730.3	260.9	5.5
Interest expenses	(1,697.8)	(1,567.9)	(129.9)	8.3
Net interest income	3,293.4	3,162.4	131.0	4.1
Net impairment loss on loans, receivables and other assets	(947.4)	(802.9)	(144.5)	18.0
Net commission and fees income	1,976.7	1,881.5	95.2	5.1
Net trading income	(5.7)	15.3	(21.1)	(137.5)
Other income	410.7	393.4	17.3	4.4
Other expenses	(3,177.5)	(3,212.6)	35.1	(1.1)
Income before income tax expense	1,550.2	1,437.1	113.1	7.9
Income tax expense	(468.6)	(421.6)	(47.0)	11.2
Net income for the year	1,081.6	1,015.5	66.1	6.5
Net income for the year attributable to:
Controlling interest	1,081.4	1,015.3	66.1	6.5
Non-controlling interest	0.1	0.2	(0.0)	(19.4)

Net interest income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	4,923.1	4,852.3	70.8	1.5
Consumer loans and leases	4,727.1	4,368.6	358.5	8.2
Mortgage loans and leases	938.4	834.3	104.2	12.5
Microcredit loans and leases	112.3	114.8	(2.5)	(2.2)
Interbank and overnight funds	203.7	106.0	97.7	92.1
Interest on loans and leases	10,904.7	10,276.0	628.8	6.1
Interest on investments in debt securities	410.1	426.0	(15.9)	(3.7)
Total interest income	11,314.8	10,702.0	612.8	5.7
Interest expense:
Checking accounts	(295.2)	(244.7)	(50.5)	20.6
Time deposits	(2,172.6)	(1,976.9)	(195.7)	9.9
Savings deposits	(972.3)	(1,134.0)	161.7	(14.3)
Total interest expense on deposits	(3,440.1)	(3,355.6)	(84.5)	2.5
Borrowings from banks and others	(551.7)	(549.0)	(2.8)	0.5
Interbank and overnight funds	(90.9)	(200.1)	109.2	(54.6)
Bonds	(417.2)	(369.6)	(47.6)	12.9
Borrowings from development entities	(94.2)	(94.2)	0.0	(0.0)
Total interest expense	(4,594.1)	(4,568.5)	(25.6)	0.6
Net interest income	6,720.7	6,133.5	587.2	9.6

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

Interest income from loans and leases for Banco de Bogotá’s Colombian operations increased by 5.4% or Ps 304.3 billion. This increase was driven by a 5.9% or Ps 3,049.7 billion increase in their average balance from Ps 51,885.9 billion in 2016 to Ps 54,935.6 billion in 2017, which resulted in a Ps 331.5 billion increase in interest income. The growth in Banco de Bogotá’s Colombian operations was the result of:

•	a 4.1% or Ps 1,638.0 billion increase in the average commercial loans and leases portfolio driven by increases in the balance of general purpose loans,

•	a 9.7% or Ps 921.8 billion increase in the average consumer loans and leases portfolio driven by increases in the balance of personal loans, credit cards, payroll loans and automobile loans, and
•	a 21.8% or Ps 481.0 billion increase in the average interest-earning mortgage loans and leases portfolio.

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

Net impairment loss on loans, receivables and other assets

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Net impairment loss on loans, receivables and other assets:
Impairment loss on loan and other accounts receivable	(2,459.3)	(1,897.9)	(561.4)	29.6
Impairment loss on other assets	(25.5)	(17.8)	(7.7)	43.2
Impairment loss on other financial assets	(0.1)	—	(0.1)	—
Recovery of charged-off assets	108.5	131.9	(23.4)	(17.7)
Net impairment loss on loans, receivables and other assets	(2,376.4)	(1,783.8)	(592.6)	33.2

	Year ended December 31,				Change, 2017 vs. 2016
					Loans at least 91	Delinquency
	2017		2016		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Delinquency Ratios	2,501.0	2.4%	1,664.2	1.7%	836.7	0.7
Colombian Operations	1,948.7	3.5%	1,158.3	2.2%	790.3	1.3
Commercial loans	1,426.2	3.4%	807.5	2.0%	618.7	1.4
Consumer loans	415.7	3.8%	280.7	2.8%	135.0	1.0
Mortgage loans	64.0	2.2%	33.5	1.4%	30.5	0.8
Microcredit loans	42.8	10.7%	36.6	9.4%	6.1	1.3
Central American Operations	552.3	1.2%	505.9	1.2%	46.4	0.0
Commercial loans	108.3	0.6%	113.7	0.6%	(5.5)	(0.1)
Consumer loans	301.1	1.7%	285.0	1.7%	16.1	(0.0)
Mortgage loans	143.0	1.5%	107.2	1.2%	35.8	0.3
Microcredit loans	—	N.A.	—	N.A.	—	N.A.

(1)	Calculated as 91 days past due loans divided by total gross loans and leases (excluding interbank and overnight funds)

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

Net commission and fee income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Commissions and fee income:
Banking fees	2,995.4	2,865.5	130.0	4.5
Bonded warehouse services	109.5	123.4	(13.8)	(11.2)
Trust activities and portfolio management services	160.5	147.5	13.0	8.8
Pension and severance fund management	924.8	822.3	102.5	12.5
Commission and fee income	4,190.2	3,958.7	231.5	5.8
Commission and fee expenses	(351.1)	(347.6)	(3.5)	1.0
Net commission and fee income	3,839.1	3,611.1	228.1	6.3

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

Other income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	344.6	381.3	(36.7)	(9.6)
Gains on sales of investments, net	36.8	84.2	(47.4)	(56.3)
Income from sales of noncurrent assets held for sale	13.0	14.8	(1.9)	(12.6)
Equity method	42.6	112.2	(69.6)	(62.0)
Dividend income	4.4	1.8	2.6	148.6
Gains on valuation of assets, net	6.1	4.8	1.4	28.4
Income from non-financial sector, net	(134.5)	(102.5)	(32.0)	31.3
Other	183.2	2,598.7	(2,415.4)	(92.9)
Total other income	496.2	3,095.3	(2,599.1)	(84.0)

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

Total other expenses for Banco de Bogotá increased by Ps 146.5 billion, or 2.5%, in 2017 as compared to 2016. This increase was driven by a Ps 188.6 billion increase in administrative and other expenses, a Ps 46.2 billion increase in other expenses, a Ps 9.0 billion increase in depreciation and amortization and a Ps 5.5 billion increase in personnel expenses, which were partially offset by a Ps 97.2 billion decrease in wealth tax and a Ps 5.8 billion decrease in losses from sales of noncurrent assets held for sale.

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

Banco de Occidente

Net income

	For the year ended		Change, December 2017 vs
	December 31,		December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	3,451.9	3,366.4	85.4	2.5
Interest expenses	(1,388.1)	(1,455.4)	67.2	(4.6)
Net interest income	2,063.7	1,911.1	152.7	8.0
Net impairment loss on loans, receivables and other assets	(900.7)	(489.0)	(411.7)	84.2
Net commission and fees income	307.7	292.6	15.2	5.2
Net trading income	49.7	40.0	9.7	24.1
Other income	228.9	255.9	(27.1)	(10.6)
Other expenses	(1,255.8)	(1,150.3)	(105.5)	9.2
Income before income tax expense	493.5	860.3	(366.8)	(42.6)
Income tax expense	(115.8)	(232.3)	116.5	(50.2)
Net income for the year	377.7	628.0	(250.3)	(39.9)
Net income for the year attributable to:
Controlling interest	376.0	626.4	(250.4)	(40.0)
Non-controlling interest	1.6	1.6	0.0	2.8

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

Net interest income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	2,020.0	2,032.5	(12.6)	(0.6)
Consumer loans and leases	1,107.4	1,022.4	84.9	8.3
Mortgage loans and leases	109.0	90.2	18.8	20.8
Interbank and overnight funds	25.8	7.1	18.7	262.5
Interest on loans and leases	3,262.1	3,152.3	109.8	3.5
Interest on investments in debt securities	189.8	214.2	(24.4)	(11.4)
Total interest income	3,451.9	3,366.4	85.4	2.5
Interest expense:
Checking accounts	(11.4)	(12.3)	0.9	(7.1)
Time deposits	(534.8)	(568.7)	33.8	(5.9)
Savings deposits	(487.2)	(485.9)	(1.2)	0.3
Total interest expense on deposits	(1,033.4)	(1,066.9)	33.5	(3.1)
Borrowings from banks and others	(37.2)	(37.6)	0.5	(1.2)
Interbank and overnight funds	(22.7)	(39.5)	16.8	(42.5)
Bonds	(242.3)	(263.8)	21.4	(8.1)
Borrowings from development entities	(52.5)	(47.6)	(4.9)	10.4
Total interest expense	(1,388.1)	(1,455.4)	67.2	(4.6)
Net interest income	2,063.7	1,911.1	152.7	8.0

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

Net impairment loss on loans, receivables and other assets

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Net impairment loss on loans, receivables and other assets:
Impairment loss on loan and other accounts receivable	(993.4)	(579.5)	(413.9)	71.4
Impairment loss on other assets	(2.9)	(0.0)	(2.9)	N.A.
Recovery of charged-off assets	95.5	90.5	5.0	5.5
Net impairment loss on loans, receivables and other assets	(900.7)	(489.0)	(411.7)	84.2

	Year ended December 31,				Change, 2017 vs. 2016
					Loans at least 91	Delinquency
	2017		2016		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)

Total loans and leases:	954.5	3.5%	639.3	2.3%	315.2	1.2
Commercial loans and leases	689.9	3.6%	444.0	2.3%	245.9	1.3
Consumer loans and leases	238.3	3.5%	174.0	2.5%	64.3	1.0
Mortgage loans and leases	26.3	2.2%	21.3	2.1%	5.0	0.1

(1)	Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

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

Net commission and fee income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Commissions and fee income:
Banking fees	340.5	339.0	1.6	0.5
Trust activities and portfolio management services	61.3	53.4	7.9	14.8
Commission and fee income	401.8	392.4	9.5	2.4
Commission and fee expenses	(94.1)	(99.8)	5.7	(5.7)
Net commission and fee income	307.7	292.6	15.2	5.2

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

Total other expenses increased by 9.2%, or Ps 105.5 billion to Ps 1,255.8 billion in 2017 as compared to 2016, mainly driven by an increase of Ps 90.3 billion or 15.2% increase in administrative and other expenses, a Ps 37.7 billion, or 8.6%, increase in personnel expenses, and a Ps 5.0 billion, or 7.8%, increase in depreciation and amortization. Partially offsetting these increases was a Ps 22.2 billion, or 59.5%, decrease in wealth tax.

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

Banco Popular

Net income

	Banco Popular Consolidated
	For the year ended		Change December 2017 vs
	December 31,		December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	2,197.8	2,043.7	154.1	7.5
Interest expenses	(977.4)	(995.1)	17.6	(1.8)
Net interest income	1,220.4	1,048.7	171.7	16.4
Net impairment loss on loans, receivables and other assets	(242.5)	(199.2)	(43.3)	21.7
Net commission and fees income	142.1	138.1	4.0	2.9
Net trading income	21.2	23.4	(2.2)	(9.4)
Other income	90.4	188.2	(97.8)	(52.0)
Other expenses	(917.0)	(866.8)	(50.2)	5.8
Income before income tax expense	314.6	332.4	(17.8)	(5.4)
Income tax expense	(108.9)	(151.4)	42.5	(28.0)
Net income for the year	205.7	181.1	24.6	13.6
Net income for the year attributable to:
Controlling interest	187.0	179.9	7.1	3.9
Non-controlling interest	18.7	1.2	17.5	N.A.

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

Net interest income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	660.4	661.7	(1.3)	(0.2)
Consumer loans and leases	1,371.8	1,227.1	144.7	11.8
Mortgage loans and leases	50.0	35.2	14.8	42.0
Microcredit loans and leases	1.1	1.6	(0.6)	(34.5)
Interbank and overnight funds	2.1	6.4	(4.2)	(66.5)
Interest on loans and leases	2,085.4	1,932.0	153.4	7.9
Interest on investments in debt securities	112.4	111.7	0.7	0.6
Total interest income	2,197.8	2,043.7	154.1	7.5
Interest expense:
Checking accounts	(1.7)	(0.6)	(1.1)	170.6
Time deposits	(411.5)	(371.1)	(40.4)	10.9
Savings deposits	(402.2)	(407.4)	5.2	(1.3)
Total interest expense on deposits	(815.5)	(779.2)	(36.3)	4.7
Borrowings from banks and others	(5.5)	(2.5)	(3.0)	120.2
Interbank and overnight funds	(31.4)	(67.7)	36.3	(53.6)
Bonds	(119.4)	(138.6)	19.3	(13.9)
Borrowings from development entities	(5.6)	(7.0)	1.4	(19.7)
Total interest expense	(977.4)	(995.1)	17.6	(1.8)
Net interest income	1,220.4	1,048.7	171.7	16.4

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

Net impairment loss on loans, receivables and other assets

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Net impairment loss on loans, receivables and other assets:
Impairment loss on loan and other accounts receivable	(258.9)	(229.9)	(29.0)	12.6
Impairment loss on other assets	(9.9)	(0.0)	(9.9)	N.A.
Recovery of charged-off assets	26.4	30.8	(4.4)	(14.3)
Net impairment loss on loans, receivables and other assets	(242.5)	(199.2)	(43.3)	21.7

	Year ended December 31,				Change, 2017 vs. 2016
					Loans at least 91	Delinquency
	2017		2016		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Delinquency Ratios:
Total loans and leases	483.0	2.7%	342.3	2.1%	140.7	0.7
Commercial loans and leases	170.7	2.3%	114.8	1.6%	55.9	0.6
Consumer loans and leases	299.2	3.2%	220.7	2.5%	78.4	0.7
Mortgage loans and leases	12.3	1.9%	6.1	1.2%	6.2	0.7
Microcredit loans and leases	0.8	10.8%	0.7	8.5%	0.1	2.3

(1)	Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

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

Impairment loss on other assets, net increased by Ps 9.9 billion over the same period.

Net commission and fee income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Commissions and fee income:
Banking fees	143.5	134.5	8.9	6.6
Bonded warehouse services	61.9	64.2	(2.3)	(3.6)
Trust activities and portfolio management services	21.0	21.5	(0.5)	(2.2)
Pension and severance fund management	2.0	1.8	0.2	12.7
Commission and fee income	228.4	222.0	6.4	2.9
Commission and fee expenses	(86.2)	(83.9)	(2.4)	2.8
Net commission and fee income	142.1	138.1	4.0	2.9

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

Other income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	4.7	2.0	2.7	135.3
Gains on sales of investments, net	(0.0)	34.0	(34.0)	(100.0)
Income from sales of non-current assets	—	(0.0)	(0.0)	(100.0)
Equity method	2.2	(0.8)	3.1	(374.3)
Dividend income	8.8	28.4	(19.6)	(69.0)
Gains on valuation of assets, net	1.9	5.8	(3.9)	(67.7)
Income from non-financial sector, net	31.4	0.2	31.2	N.A.
Other	41.3	118.6	(77.3)	(65.1)
Total other income	90.4	188.2	(97.8)	(52.0)

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

Banco AV Villas

Net income

	Grupo Aval Consolidated
	For the year ended		Change December 2017 vs
	December 31,		December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	1,310.6	1,199.8	110.8	9.2
Interest expenses	(423.1)	(451.2)	28.2	(6.2)
Net interest income	887.5	748.5	139.0	18.6
Net impairment loss on loans, receivables and other assets	(294.2)	(199.5)	(94.6)	47.4
Net commission and fees income	157.3	152.2	5.1	3.4
Net trading income	15.2	10.1	5.1	50.4
Other income	54.3	92.9	(38.7)	(41.6)
Other expenses	(619.3)	(544.7)	(74.5)	13.7
Income before income tax expense	200.9	259.5	(58.7)	(22.6)
Income tax expense	(63.2)	(80.0)	16.8	(21.0)
Net income for the year	137.7	179.5	(41.9)	(23.3)
Net income for the year attributable to:
Controlling interest	137.3	179.4	(42.1)	(23.5)
Non-controlling interest	0.4	0.2	0.2	151.8

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

Net interest income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	259.9	283.9	(24.0)	(8.5)
Consumer loans and leases	815.6	637.8	177.8	27.9
Mortgage loans and leases	179.7	176.2	3.4	1.9
Microcredit loans and leases	0.4	0.5	(0.1)	(18.4)
Interbank and overnight funds	3.6	0.0	3.5	N.A.
Interest on loans and leases	1,259.2	1,098.5	160.6	14.6
Interest on investments in debt securities	51.4	101.2	(49.8)	(49.2)
Total interest income	1,310.6	1,199.7	110.8	9.2
Interest expense:
Checking accounts	(1.0)	(1.3)	0.3	(25.4)
Time deposits	(240.4)	(221.0)	(19.4)	8.8
Savings deposits	(142.9)	(166.3)	23.4	(14.1)
Total interest expense on deposits	(384.2)	(388.6)	4.4	(1.1)
Borrowings from banks and others	(2.8)	(1.9)	(1.0)	51.9
Interbank and overnight funds	(35.7)	(60.3)	24.6	(40.8)
Borrowings from development entities	(0.3)	(0.5)	0.2	(37.4)
Total interest expense	(423.1)	(451.2)	28.2	(6.2)
Net interest income	887.5	748.5	139.0	18.6

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

Impairment loss on loans, receivables and other assets

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Net impairment loss on loans, receivables and other assets:
Impairment loss on loan and other accounts receivable	(327.8)	(236.4)	(91.4)	38.7
Recovery of charged-off assets	33.7	36.9	(3.2)	(8.8)
Net impairment loss on loans, receivables and other assets	(294.2)	(199.5)	(94.6)	47.4

	Year ended December 31,				Change, 2017 vs. 2016
					Loans at least 91	Delinquency
	2017		2016		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Delinquency Ratios:
Total loans and leases	302.5	3.0%	261.4	2.8%	41.2	0.2
Commercial loans and leases	83.1	3.0%	71.9	2.3%	11.2	0.6
Consumer loans and leases	131.4	2.4%	106.2	2.3%	25.2	0.1
Mortgage loans and leases	88.0	4.6%	83.2	4.8%	4.9	(0.2)
Microcredit loans and leases	0.0	0.7%	0.1	4.8%	(0.1)	(4.1)

(1)	Calculated as 91 days past due loans divided by total gross loans (excluding interbank and overnight funds)

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

Since Banco AV Villas’ net impairment loss on loans and leases increased, in absolute terms, more than charge-offs, the loan loss allowance increased from Ps 427.8 billion as of December 31, 2016 to Ps 475.7 billion as of December 31, 2017. As of December 31, 2017, Banco AV Villas’ coverage over its 91 days past due loans was 157.2%, compared to 163.7% as of December 31, 2016.

Net income from commissions and fees

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Commissions and fee income:
Banking fees	265.9	250.9	15.0	6.0
Commission and fee income	265.9	250.9	15.0	6.0
Commission and fee expenses	(108.6)	(98.7)	(9.8)	10.0
Net commission and fee income	157.3	152.2	5.1	3.4

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

Other income (expense)

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	1.3	1.2	0.1	11.0
Gains on sales of investments, net	—	21.8	(21.8)	(100.0)
Income from sales of noncurrent assets held for sale	0.1	0.4	(0.3)	(72.8)
Equity method	2.2	(1.2)	3.4	(282.1)
Dividend income	2.7	2.9	(0.3)	(8.7)
Gains on valuation of assets, net	2.5	3.4	(0.9)	(25.8)
Other	45.5	64.5	(19.0)	(29.5)
Total other income	54.3	92.9	(38.7)	(41.6)

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

Other expenses

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.1)	(1.0)	0.9	(88.8)
Personnel expenses	(211.7)	(191.2)	(20.6)	10.8
Salaries and employee benefits	(209.7)	(189.1)	(20.6)	10.9
Bonus plan payments	(1.6)	(1.6)	(0.1)	5.8
Labor severances	(0.4)	(0.5)	0.1	(18.5)
Administrative and other expenses	(370.7)	(312.8)	(57.9)	18.5
Depreciation and amortization	(29.9)	(24.8)	(5.1)	20.6
Wealth tax	(4.8)	(12.0)	7.2	(60.1)
Other expenses	(2.0)	(3.0)	1.0	(33.0)
Charitable and other donation expenses	(0.2)	(0.2)	0.0	(19.7)
Other	(1.8)	(2.8)	0.9	(34.0)
Total other expenses	(619.3)	(544.7)	(74.5)	13.7

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

Corficolombiana

Net income

	Corficolombiana Consolidated
	For the year ended		Change December 2017 vs
	December 31,		December 2016
	2017	2016	#	%
	(in Ps billions)
Interest income	609.1	518.0	91.1	17.6
Interest expenses	(852.5)	(947.6)	95.1	(10.0)
Net interest income	(243.4)	(429.6)	186.2	(43.3)
Net impairment loss on loans, receivables and other assets	(220.8)	(72.1)	(148.6)	206.0
Net commission and fees income	85.7	56.9	28.7	50.5
Net trading income	100.2	158.8	(58.6)	(36.9)
Other income	1,508.0	1,574.1	(66.1)	(4.2)
Other expenses	(225.1)	(235.0)	9.9	(4.2)
Income before income tax expense	1,004.7	1,053.1	(48.4)	(4.6)
Income tax expense	(440.0)	(381.6)	(58.4)	15.3
Net income for the year	564.6	671.4	(106.8)	(15.9)
Net income for the year attributable to:
Controlling interest	212.9	294.4	(81.5)	(27.7)
Non-controlling interest	350.7	377.0	(26.3)	(7.0)

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

Net interest income

	For the year ended December 31,		Change, 2017 vs 2016
	2017	2016	#	%
	(in Ps billions)
Interest income:
Commercial loans and leases	346.2	144.8	201.4	139.2
Consumer loans and leases	65.5	56.1	9.4	16.8
Mortgage loans and leases	0.9	—	0.9	N.A.
Interbank and overnight funds	116.1	142.2	(26.1)	(18.3)
Interest on loans and leases	528.8	343.1	185.7	54.1
Interest on investments in debt securities	80.3	175.0	(94.6)	(54.1)
Total interest income	609.1	518.0	91.1	17.6
Interest expense:
Time deposits	(262.2)	(291.1)	28.8	(9.9)
Savings deposits	(31.3)	(41.6)	10.4	(24.9)
Total interest expense on deposits	(293.5)	(332.7)	39.2	(11.8)
Borrowings from banks and others	(269.7)	(207.7)	(62.0)	29.8
Interbank and overnight funds	(110.0)	(205.3)	95.3	(46.4)
Bonds	(172.6)	(195.1)	22.5	(11.5)
Borrowings from development entities	(6.7)	(6.7)	0.0	(0.5)
Total interest expense	(852.5)	(947.6)	95.1	(10.0)
Net interest income	(243.4)	(429.6)	186.2	(43.3)

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

Net commission and fee income

	Year ended December 31,		Change, 2017 vs. 2016
	2017	2016	#	%
	(in Ps billions)
Commissions and fee income:
Banking fees	26.9	19.3	7.6	39.5
Trust activities and portfolio management services	69.5	46.6	22.9	49.2
Commission and fee income	96.4	65.9	30.5	46.4
Commission and fee expenses	(10.8)	(9.0)	(1.8)	20.1
Net commission and fee income	85.7	56.9	28.7	50.5

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

Total other income decreased by Ps 66.1 billion, or 4.2%, to Ps 1,508.0 billion in 2017 as compared to Ps 1,574.1 billion recorded in 2016, mainly driven by (i) a Ps 204.5 billion decrease in income from non-financial sector, net due to lower operating income results in some of Corficolombiana’s consolidated non-financial subsidiaries, (ii) a Ps 20.5 billion decrease in gains on sales of investments, net, (iii) a Ps 12.7 billion decrease in income from sales of noncurrent assets held for sale and (iv) a Ps 7.2 decrease in gains on valuation of assets, net.

These decreases were partially offset by (i) a Ps 67.3 billion increase in other income, (ii) a Ps 41.3 billion increase in foreign exchange gains (losses), net discussed above as an offset to the gain in net trading income from derivatives (the net result of these two accounts was a loss of Ps 2.5 billion in 2017 versus a loss of Ps 14.1 billion in 2016), (iii) a Ps 29.0 billion increase in net income from financial instruments mandatory at fair value (which are the concession arrangements rights), (iv) a Ps 26.6 billion increase in dividend income and (v) a Ps 14.7 billion increase in income from equity method.

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

Net income from financial instruments mandatory at fair value reflect the fair value of concession arrangements entered between Promigas and the Colombian government increased by Ps 29.0 billion to Ps 209.9 billion in 2017 as compared to 2016.

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

B.          Liquidity and capital resources

The following table sets forth our sources of funding at December 31, 2018 and 2017.

	At December 31,
	2018	2017

	(in Ps billions)
Liabilities and equity:
Trading liabilities	811.3	298.7
Hedging derivatives liabilities	195.5	13.5
Customer deposits	164,359.5	154,885.2
Interbank borrowings and overnight funds	6,814.1	4,970.4
Borrowings from banks and others	20,610.8	18,205.3
Bonds issued	20,140.3	19,102.2
Borrowings from development entities	3,646.8	2,998.1
Provisions	695.3	692.6
Income tax liabilities	2,574.4	2,027.7
Employee benefits	1,264.9	1,238.2
Other liabilities	9,008.0	6,235.5
Total liabilities	230,120.8	210,667.3
Equity attributable to owners of the parent	17,789.7	16,287.0
Non-controlling interest	11,764.6	9,584.2
Total equity	29,554.3	25,871.2
Total liabilities and equity	259,675.2	236,538.5

Capitalization ratios

The following tables present consolidated capitalization ratios for our Colombian banking subsidiaries and Corficolombiana which are subject to capital requirements. As discussed in other sections of this document, Decree 1477 of 2018 modified the capital adequacy requirements applicable to financing entities in Colombia. As a result, our banking subsidiaries will migrate to Basel III capital requirements in 2020.

	At December 31, 2018
	Grupo Aval entities
	Banco de	Banco de	Banco	Banco AV		Grupo Aval
(in percentages)	Bogotá	Occidente	Popular	Villas	Corficolombiana	consolidated
Tangible equity ratio(1)	8.4%	11.0%	11.2%	11.0%	29.6%	8.4%
Tier 1 ratio(2)	8.9%	10.2%	7.7%	9.9%	32.9%	—
Solvency ratio(3)	13.5%	12.6%	10.1%	10.5%	35.3%	—

Source: Company calculations based on each entity’s respective financial statements for the period indicated. Tangible equity ratio is calculated under IFRS. Tier 1 ratio and solvency ratio are calculated under Colombian IFRS applicable to Consolidated Financial Statements as required by the Superintendency of Finance.

(1)

Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights) divided by total assets minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights). See “Item 3. Key Information—A. Selected financial and operating data— Ratios and Measures of Financial Performance”.

(2)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.
(3)

Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital adequacy requirements”.

All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and supervision as financial institutions by the Superintendency of Finance. Grupo Aval is now also subject to the inspection and supervision of the Superintendency of Finance as a result of Law 1870 of 2017, also known as Law of Financial Conglomerates, which came in effect on February 6, 2019. Grupo Aval, as the holding company of its financial conglomerate is responsible for the compliance with capital adequacy requirements, corporate governance standards, risk management and internal control and criteria for identifying, managing and revealing conflicts of interest, applicable to its financial conglomerate. See “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Capital adequacy requirements”.

Funding

Our banking subsidiaries fund most of their loans with deposits. Other sources of funding include interbank borrowings and overnight funds, and borrowings from development banks and long-term bond issuances.

The following table summarizes the funding structure of our banks on a consolidated basis at the dates indicated.

	At December 31,
	2018	2017	2016
	(in Ps billions)
Customer deposits	164,359.5	154,885.2	143,887.1
Interbank borrowings and overnight funds	6,814.1	4,970.4	6,315.7
Borrowings from banks and others	20,610.8	18,205.3	17,906.6
Bonds issued	20,140.3	19,102.2	18,568.2
Borrowings from development entities	3,646.8	2,998.1	2,725.7
Total funding	215,571.4	200,161.3	189,403.3

In 2018, total funding increased by 7.7% from December 31, 2017 mainly as a result of an increase in deposits and borrowings from banks and others.

From year-end 2017 to year-end 2018, interbank borrowings and overnight funds, borrowings from banks and others and borrowings from development entities as a percentage of total funding increased by 68 basis points, 47 basis points and 19 basis points, respectively. Deposits and bonds issued decreased as a percentage of total funding by 114 basis points and 20 basis points, respectively.

From year-end 2016 to year-end 2017, deposits and borrowings from development entities as a percentage of total funding increased by 141 basis points and 6 basis points, respectively. Interbank and overnight funds, borrowings from banks and others and bonds issued decreased as a percentage of total funding by 85 basis points, 36 basis points and 26 basis points, respectively.

Our Colombian funding base also benefits from the highest available local credit ratings for each of our banking subsidiaries and each of Corficolombiana and Porvenir, as assigned by BRC Investor Services S.A., an affiliate of Standard & Poor’s Investors Services LLC, or “S&P”. Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V.

The following table presents Grupo Aval’s and its subsidiaries international and local ratings as issuers

		International			Local
					Fitch	BRC
			Fitch	Standard	Ratings	Standard	Outlook	Outlook	Outlook
		Moody's	Ratings	& Poor's	Nacional	& Poor's	Moody’s	Fitch	S&P
Grupo Aval	Foreign currency - Long term	Ba2	BBB				Negative	Stable
	Local currency - Long term	Ba2	BBB			AAA
Banco de Bogotá	Foreign currency - Long term	Baa2	BBB	BB+
	Foreign currency - Short term	P2	F2	B			Negative	Stable	Stable
	Local currency - Long term	Baa2	BBB	BB+		AAA
	Local currency - Short term	P2	F2	B		BRC1+
Banco de Occidente	Local currency - Long term		BBB		AAA	AAA
	Local currency - Short term		F3		F1+	BRC1+		Stable
Banco Popular	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Banco AV Villas	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Corficolombiana	Foreign currency - Long term		BBB		AAA			Stable
	Local currency - Long term		BBB		AAA	AAA
	Local currency - Short term				F1+	BRC1+

Any adverse change in credit ratings may increase the cost of our funding. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business—Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding”.

The following tables present our consolidated funding from deposits at the dates indicated.

	At December 31,
	2018	2017	2016
	(in Ps billions)
Interest-bearing customer deposits:
Checking accounts	22,377.7	20,596.5	21,843.6
Time deposits	66,853.0	62,616.2	58,006.1
Savings deposits	57,221.4	55,778.7	50,573.9
Total interest-bearing customer deposits	146,452.1	138,991.4	130,423.6
Non-interest-bearing customer deposits:
Checking accounts	17,325.2	15,421.0	13,134.6
Other deposits(1)	582.1	472.8	328.8
Total non-interest-bearing customer deposits	17,907.3	15,893.8	13,463.4
Total customer deposits	164,359.5	154,885.2	143,887.0

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

Checking accounts. Our consolidated balance of checking accounts was Ps 39,702.9 billion at December 31, 2018, Ps 36,017.6 billion at December 31, 2017 and Ps 34,978.2 billion at December 31, 2016, representing 18.4%, 18.0% and 18.5% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 66,853.0 billion at December 31, 2018, Ps 62,616.2 billion at December 31, 2017 and Ps 58,006.1 billion at December 31, 2016, representing 31.0%, 31.3% and 30.6% of total funding, respectively.

The following table present time deposits held at December 31, 2018, by amount and maturity for deposits.

	At December 31, 2018
	Peso-	Foreign currency-
	denominated	denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	5,905.6	3,750.1	9,655.7
From 3 to 6 months	3,939.8	1,686.5	5,626.2
From 6 to 12 months	8,223.5	1,384.3	9,607.8
More than 12 months	12,865.6	225.5	13,091.1
Time deposits less than U.S.$100,000(1)	5,019.3	373.9	5,393.2
Total domestic	35,953.8	7,420.3	43,374.0

Foreign	—	23,479.0	23,479.0
Total	35,953.8	30,899.3	66,853.0

(1)	Equivalent to Ps 325.0 million at the representative market rate at December 31, 2018 of Ps 3,249.75 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 57,221.4 billion at December 31, 2018, Ps 55,778.7 billion at December 31, 2017 and Ps 50,573.9 billion at December 31, 2016, representing 26.5%, 27.9%, 26.7% of total funding requirements, respectively, in each of those years.

Other deposits. Our consolidated balance of other deposits, which consist of deposits from correspondent banks, cashier checks and collection services, was Ps 582.1 billion at December 31, 2018, Ps 472.8 billion at December 31, 2017 and Ps 328.8 billion at December 31, 2016, representing 0.3%, 0.2% and 0.2%, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 6,814.1 billion at December 31, 2018, Ps 4,970.4 billion at December 31, 2017 and Ps 6,315.7 billion at December 31, 2016, representing 3.2%, 2.5% and 3.3% of total funding requirements, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings at and for the year ended December 31, 2018.

	At and for the year ended December 31,
	2018
		Nominal
		weighted
		average
	Amount	rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	6,814.1	—
Average during period	6,916.0	3.8%
Maximum amount of borrowing at any month-end	9,686.6	—
Interest paid during the period	266.1	—

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

Borrowings from banks and others. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 20,610.8 billion at December 31, 2018, Ps 18,205.3 billion at December 31, 2017, Ps 17,906.6 billion at December 31, 2016, representing 9.6%, 9.1% and 9.5% of total funding requirements, respectively.

Bonds issued. Grupo Aval and its subsidiaries issue bonds in the Colombian and international markets. Our consolidated balance of bonds issued outstanding was Ps 20,140.3 billion at December 31, 2018, Ps 19,102.2 billion at December 31, 2017 and Ps 18,568.2 billion at December 31, 2016, representing 9.3%, 9.5% and 9.8% of total funding requirements, respectively. On September 26, 2012, Grupo Aval Limited (an offshore entity 100% owned by Grupo Aval) issued U.S.$1.0 billion (Ps 1,795.7 billion at the date of the issuance) 4.75% Senior Notes due 2022. On November 24, 2016, Grupo Aval S.A. issued CPI+3.86% Senior Notes due 2026 and CPI+4.15% Senior Notes due 2036 in the Colombian market for Ps 300 billion (U.S.$94.1 million at the date of the issuance). On June 28, 2017, Grupo Aval S.A. issued CPI+2.69% Senior Notes due 2020 and CPI+3.99% Senior Notes due 2042 in the Colombian market for Ps 400 billion (U.S.$132.2 million at the date of the issuance).

Aside from these, our subsidiaries have also issued bonds in pesos and USD in the local and international markets.

The following bond issuances were placed in the market in 2018:

	Issuance	Amount
Issuer	date	(in Ps billions)(1)	Expiration date	Interest rate
Banco Popular S.A.	2018	391.0	May 2021 and May 2023	Fixed 6.17% - 6.68% and CPI +3.08%
Gases de Occidente S.A. E.S.P.	2018	300.0	March 2025 and March 2043	CPI + 3.65% and 4.12%
BO Promioriente S.A. E.S.P.	2018	205.0	January 2023 and January 2025	Fixed 7.10% and CPI + 3.54%
Banco de America Central Honduras S.A.	2018	74.9	May 2020 to January 2022	4.75% to 8.88%
Banco de America Central S.A. El Salvador	2018	97.5	October to November 2023	5.85%
Credomatic de Guatemala S.A.	2018	12.6	January to August 2019	4.25% to 7.25%

(1)	Translated to pesos using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2018 of Ps 3,249.75.

Capital expenditures

Grupo Aval incurred Ps 460.1 billion of net capital expenditures in tangible assets in 2018, as compared to Ps 438.0 billion in 2017.

C.         Research and development, patents and licenses, etc.

N/A.

D.          Trend information

During 2018 Grupo Aval´s banking operation contributed 69.4% of its attributable net income, its merchant bank business contributed 21.3% and its pension fund business the remaining 9.3%.

Results for the banking business in 2018 were mainly driven by a relatively slow volume growth and a declining interest rate environment in Colombia (where most of our business is located), that was more than offset by a slight improvement in the cost of risk and a one-digit growth rate in our operating expenses.

Loans and leases45 grew by 6.4% year-on-year in 2018, higher than the 4.9% year-on-year growth registered in 2017. The pick-up in growth was in line with the recovery of the Colombian economy. Growth for each loan portfolio was as follows: 10.1% in consumer loans (7.4% in 2017), 15.1% in mortgage loans (10.0% in 2017), 3.9% in microcredit loans (2.6% in 2017) and 2.8% in commercial loans (2.9% in 2017). The relative stability of the commercial portfolio can be attributed to Grupo Aval’s strategy of profitable growth and to two factors that increased uncertainty over 2018: (i) the presidential elections held in the first half of the year and (ii) talks of a tax-reform over the course of the second half, which was approved in late December (the Financing Law).

However, commercial loan growth for 2019 is expected to increase, as companies make investment decisions that were postponed in 2018 (due to uncertainty over tax-regulation and the political landscape) and take advantage of the decrease in income tax rate for corporations, passed in the Financing Law. Consumer loans and mortgages are expected to continue growing at a similar pace than that of 2018, amidst the consolidation of the economic recovery in Colombia, evidenced towards the end of the year.

45 Total gross loans excluding Interbank and overnight funds.

As aforementioned, 2018 was a year of declining rates in Colombia. It is important to highlight that despite a 177 basis points decline in the average Central Bank rate between 2018 and 2017, our net interest margin declined only 11 bps and finished strong at 5.7% for 2018.

Net interest margin for 2019 is expected to be relatively stable as a result of our expectation that the average Central Bank rate in Colombia during 2019 will be similar to the observed average rate during 2018. Market consensus expects between one and two 25 basis points increases over the second half of the year, in line with stability in the expected 2019 inflation of 3.3% as compared to the 3.2% recorded in 2018.

Cost of risk net of recoveries was 2.4% for 2018, improving 12 basis points, as compared to 2017. Despite a slight increase in the contribution in cost of risk from Electricaribe, Ruta del Sol and SITP (37 basis points in 2018 versus 34 basis points in 2017), Grupo Aval’s cost of risk improved, mainly driven by a decrease in impairment loss on consumer loans, in line with an 11 basis points improvement in the ratio of 91 days past due consumer loans and leases. The delinquency ratio of the consumer loan portfolio decreased from 2.8% in 2017 to 2.7% in 2018, after reaching 3.0% at June 30, 2018.

The 2019 cost of risk net of recoveries is expected to improve somewhat when compared to 2018, supported on (i) an expected improvement in cost of risk of the Colombian loan portfolio, partially offset by (ii) higher provisions in Central America, as a result of deteriorating macroeconomic projections mainly in Nicaragua and Costa Rica, and their impact on ECL models.

Grupo Aval focused part of its efforts in a rigorous control of OPEX growth for 2018. Personnel expenses and Administrative and other expenses increased by a mere 5.0% (2.2% when adjusted for inflation) in 2018 when compared to 2017. The progress of our digital efforts and cost control initiatives across our subsidiaries were key drivers of this improvement. Some initiatives include (i) reformatting and closure of branches, (ii) business process optimizations, (iii) migration of transactions to digital channels and (iv) ATM network optimization.

We expect that 2019 Personnel expenses and Administrative and other expenses to increase at a slightly higher pace than that of 2018, mainly driven by stronger growth dynamics.

During 2018 Grupo Aval’s merchant banking business reflected a strong contribution from Corficolombiana’s infrastructure projects. Net income (expense) from sales of goods and services, which reflects income from Grupo Aval’s non-financial entities (mainly consolidated in Corficolombiana), increased 249.3% as compared to 2017, driven by the progress of construction of three toll road concession projects during the year (Covioriente, Covipacífico and Coviandina) and strong results from Promigas. Results for the year also incorporate the application of IFRS 15 and its differences in revenue recognition when compared to IAS27.

Contributions from Grupo Aval’s non-financial entities for 2019 are expected to be similar to 2018, as the construction for Coviandina, Covipacifico, and Covioriente progresses.  In addition, a fourth 4G project, Covimar is expected to begin its construction phase towards the second half of 2019 (currently under preconstruction).

The pension fund business, which contributed to 9.3% of Grupo Aval’s net income, reflected a positive evolution in the number of affiliates, but also experienced a lower average yield on its portfolio as compared to 2017 the previous year.

Porvenir’s affiliates for mandatory, voluntary and severance funds at December 31, 2018 were 13.3 million, (4.9% more affiliates than the 12.7 million at December 31, 2017). This result was driven by (i) an increase of 453 thousand affiliates to Porvenir’s mandatory pension fund to 8.9 million (5.4% increase) and an increase of 168 thousand affiliates to severance funds to 4.2 million (4.2% increase). This was partially reflected in a 3.5% increase in Porvenir’s AUMs related to these funds to Ps 263.5 trillion. However, returns for these funds were lower than those in 2017 due to market conditions.

Future results of the Company will be driven by the performance of our banking operation and thus will depend on how volumes, net interest margin, cost of risk and overall expenses behave. Results from our investments in the non-financial sector will be highly reliable on how investments in the infrastructure (construction progress) and energy & gas (distribution volumes) sectors perform; and in a lesser magnitude, performance of hotels, agribusiness and other sectors.

Our pension fund business will depend on both the number of new affiliates and on market conditions, reflected on Porvenir’s investment portfolio.

E.          Off-balance sheet arrangements

In the ordinary course of business, our bank subsidiaries have entered into various types of off-balance sheet arrangements, including credit lines, letters of credit and financial guarantees. Our bank subsidiaries utilize these instruments to meet their customers’ financing needs. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the entire commitment or our bank fulfill its entire obligation under the guarantees, and the counterparty subsequently fails to perform according to the terms of the contract. Our banking subsidiaries may hold cash or other liquid collateral to support these commitments, and they generally have legal recourse to recover amounts paid but not recovered from customers under these instruments. Most of these commitments and guarantees expire undrawn. As a result, the total contractual amount of these instruments does not represent our bank subsidiaries’ future credit exposure or funding requirements. In addition, some of these commitments, primarily those related to consumer financing, are cancelable by our banks upon notice.

The following table presents the maximum potential amount of future payments under these instruments and other contingencies at the dates presented for Grupo Aval on a consolidated basis.

	At December 31,
	2018	2017	2016
Grupo Aval	(in Ps billions)
Unused credit card limits	20,816.1	18,025.6	17,383.7
Issued and confirmed letters of credit	1,186.7	1,177.7	1,084.6
Unused lines of credit	3,105.7	2,787.8	2,720.4
Bank guarantees	3,446.6	3,495.9	3,510.5
Approved credits not disbursed	2,370.7	1,736.2	2,888.8
Civil demands against our banks	391.3	453.6	432.3
Other	321.2	1,498.7	943.6
Total	31,638.2	29,175.5	29,065.6

F.          Tabular disclosure of contractual obligations

The following tables present our contractual obligations at December 31, 2018.

	At December 31, 2018
	Payments due by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
	Grupo Aval (in Ps billions)
Liabilities:
Long-term debt obligations(1)	20,140.4	1,876.2	3,320.0	6,465.4	8,478.9
Time deposits	66,853.0	44,990.4	14,204.5	3,625.0	4,033.0
Long-term borrowings from banks and others	20,611.0	12,739.0	3,161.9	1,597.2	3,112.9
Interbank and overnight funds	6,814.1	6,814.1	—	—	—
Employee benefit plans	1,264.9	579.3	155.3	130.3	400.1
Total	115,683.4	66,999.0	20,841.6	11,817.9	16,024.9

(1)	See Note 21 to our audited consolidated financial statements at December 31, 2018.

Grupo Aval through its subsidiaries has contractual obligations under operating lease agreements. During the years ended December 31, 2018, 2017 and 2016, total expense incurred in respect to these agreements amounted to Ps 307.5 billion, Ps 296.2 billion and Ps 274.1 billion, respectively, and were recorded within Other expenses. Management does not expect this expense to change significantly in subsequent periods.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and senior management

Board of Directors

The Board of Directors of Grupo Aval is composed of seven principal members and seven alternate members, each of whom serves a one-year term and may be reelected indefinitely. The term for the current directors expires on March 31, 2020.

The current members of the Board of Directors were appointed at a shareholders’ meeting held on March 29, 2019. The following table presents the names of the current principal and alternate members of the board of directors.

Board member	Alternate
Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
María Lorena Gutiérrez Botero	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock (1)(3)	Ana María Cuéllar de Jaramillo
Fabio Castellanos Ordóñez (1)(2)(3)	Luis Fernando López R. (2)
Miguel Largacha Martínez	César Prado Villegas
Esther América Paz Montoya(1)(2)(3)	Germán Villamil Pardo(2)

(1)	Member of the Audit committee.
(2)	Independent director under Colombian requirements.
(3)	Independent director under SEC Audit Committee rules.

Luis Fernando Pabón Pabón is the secretary of our Board of Directors.

Biographical information of the principal members of our board of directors and the secretary of our board is set forth below. Ages of members of our board of directors throughout this annual report are as of April 17, 2019.

Luis Carlos Sarmiento Angulo, age 86, has served as the Chairman of the board of directors of Grupo Aval since 1999. Mr. Sarmiento Angulo is the founder and controlling shareholder of Grupo Aval and, since 1985, has served as a member of the board of directors of Organización Luis Carlos Sarmiento Angulo Ltda., an affiliate of our controlling shareholder. Since 2010 he has served as principal member of the Board of Directors of Casa Editorial El Tiempo and of CEET TV. He also serves as Chairman of the board of directors of the following not-for-profit entities: Fundación para el Futuro de Colombia—Colfuturo; Fundación Grupo Aval and Fundación Luis Carlos Sarmiento Angulo, through which he is sponsoring, among other initiatives, Corporación Microcrédito Aval, a microfinance not-for-profit organization. He holds a degree in Civil Engineering from Universidad Nacional de Colombia. He is the father of the President of Grupo Aval, Mr. Luis Carlos Sarmiento Gutiérrez. Mr. Sarmiento Angulo’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Alejandro Figueroa Jaramillo, age 77, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Figueroa Jaramillo has been the President of Banco de Bogotá since 1988. He has been employed with Banco de Bogotá since 1973, where he also served as Executive Vice President and Vice President of Finance. He is the Chairman of the board of directors of Porvenir and has been a board member of Porvenir since 1991. He has also been a member of the board of directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011. He previously served as Vice-Minister and Deputy Minister of Economic Development of Colombia. He holds a degree in Civil Engineering from Facultad de Minas de la Universidad Nacional in Antioquia and a Master of Arts degree and PhD candidate in Economics from Harvard University. Mr. Figueroa Jaramillo’s business address is Calle 35 No. 7‑47, Bogotá, D.C., Colombia.

María Lorena Gutiérrez Botero, age 50, has served as President of Corficolombiana since August, 2018. Ms. Gutiérrez previously served as Minister of Commerce, Industry and Tourism from 2017 to 2018, Ambassador of Colombia in Germany from 2016 to 2017 and Minister to the Presidency from 2010 to 2016. She has also served in the past as Dean of the Business Administration Faculty at Universidad de los Andes. She holds a degree in Industrial Engineering with a specialization in finance from Universidad de los Andes, a Master of Business Administration and a PhD in Finance from the A.B. Freeman School of Business at Tulane University. Her principal business address is Carrera 13 No. 26-35, Bogotá, D.C., Colombia.

Álvaro Velásquez Cock, age 79, has served as a principal member of the board of directors of Grupo Aval since 2013 and previously as an alternate member thereof since 2008. Mr. Velásquez Cock previously served as an alternate member of the board of directors of Grupo Aval since 2008. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendency of Finance. He has been a member of the board of directors of Banco de Bogotá since 2001, of Banco de Bogotá—Panamá since 1984, of Corficolombiana since 1992, of Unipalma since 1996 and of BAC Credomatic entities since 2011. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Calle 69 No. 9‑58, Bogotá, D.C., Colombia.

Fabio Castellanos Ordóñez, age 62, has served as a principal member of the Board of Directors of Grupo Aval since March 2018 and previously as an alternate member since September 2015. He was, until last year, the local representative in Colombia of AMF (Ascending Markets Financial Guaranty Corporation) and has previously acted as Chief Country Officer and Executive Director of ABN-AMRO Bank (Colombia) S.A., The Royal Bank of Scotland (Colombia) S.A., Scotiabank Colombia S.A. and Vice President and Corporate Finance Executive of the Representative Office in Colombia of The Chase Manhattan Bank, N.A. Mr. Castellanos serves as member of the Board of Directors of Ignacio Gómez IHM S.A. and Corporación Umabarí. Mr. Castellanos Ordóñez’ business address is Calle 112#1‑10 E, T 5, Bogotá, D.C., Colombia.

Miguel Largacha Martínez, age 55, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., and held other positions within BBVA Colombia S.A., including Executive Vice President and Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the board of directors of Fundación Grupo Aval since 2011. He holds a law degree from Universidad Javeriana and has further completed postgraduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 27‑75, Bogotá, D.C., Colombia.

Esther América Paz Montoya, age 64, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the board of directors of Agremiación Cívica Centro Internacional San Diego S.A. since 2009. She holds a degree in Business Administration from the Universidad del Valle and a Finance specialty from Universidad de Los Andes. Ms. Paz Montoya’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Biographical information of the alternate members of our board of directors is set forth below.

Mauricio Cárdenas Müller, age 49, has served as an alternate member of the board of directors of Grupo Aval since 2015. Previously, he served as a principal member on the board of directors of Grupo Aval from 2010 until 2014, and as an alternate member thereof since 2002 until 2010. Mr. Cárdenas Müller has acted as chief advisor to Luis Carlos Sarmiento Angulo since 2004. He is a member of the board of directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. since 2014, and previously served from 2002 until 2011. He has also served as a member of the board of directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, of Porvenir since 2008, and of Casa Editorial El Tiempo since 2011. Mr. Cárdenas holds a degree in Electronic Engineering from Universidad Javeriana and a Master’s degree in Business Administration from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá, D.C., Colombia.

Juan María Robledo Uribe, age 74, has served as an alternate member on the board of directors of Grupo Aval since 2000. Mr. Robledo Uribe has acted as Executive Vice President of Banco de Bogotá from 1990 to 1992, from 1993 to 2001 and since 2003. He has been employed with Banco de Bogotá for over 50 years, where he has also served as Vice President of Banking Services and Vice President of Commercial Banking. He has been a member of the board of directors of Corficolombiana from 1993 to 2001 and since 2006, of Fidubogotá since 2007, of Porvenir since 1991 and of Fundación Grupo Aval since 2011. He holds a degree in Economics from the Universidad del Rosario. He is also the former President of Banco del Comercio (which merged with Banco de Bogotá in 1992) and of Corficolombiana from 2003 until 2005. Mr. Robledo Uribe’s business address is Calle 35 No. 7‑47, Bogotá, D.C., Colombia.

Juan Camilo Ángel Mejía, age 53, has served as an alternate member on the board of directors of Grupo Aval since 2008. Mr. Ángel Mejía has been the President of Banco AV Villas since 2007, and previously acted as its Vice President of Credit and Portfolio, Vice President of Asset Regularization and Vice President of Real Estate. Previously he was an advisor in the Offerings Department of Banco Central Hipotecario and Project Manager in the Capital Markets division of Corfinsura. He has also been a member of the board of directors of Asociación Bancaria de Colombia since 2007, of Titularizadora Colombiana S.A. since 2008 and of Fundación Grupo Aval since 2011. He holds a degree in Civil Engineering from the Universidad de Medellín with a specialization in finance from Universidad Eafit. Mr. Ángel Mejía’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Ana María Cuéllar de Jaramillo, age 65, has served as an alternate member of the board of directors of Banco de Bogotá since 2007 and also serves as a member of the board of directors of Megalínea and Biomax S.A. and of BAC Credomatic entities since 2011. Ms. Cuéllar de Jaramillo is an independent consultant who specializes in systems and procedures for financial control and has formerly served as Director of the Dirección de Impuestos y Aduanas Nacionales DIAN and in several positions in Citibank. She holds a degree in accounting from Universidad Jorge Tadeo Lozano. Ms. Cuéllar de Jaramillo’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Luis Fernando López Roca, age 62, has served as an alternate member on the board of directors of Grupo Aval since March 23, 2018. Mr. López Roca is a partner of López Montealegre Abogados S.A., Director of the Financial Law Department at Universidad Externado de Colombia, Alternate Judge of the Constitutional Court for the 2018‑2019 period and arbitrator. Mr. López Roca has acted as Superintendent of Securities, President of the Colombian Association of Commercial Financing Companies, and Advisor to the Inter-American Development Bank. He also held several positions in the Superintendence of Corporations, the Chamber of Commerce of Bogotá and the Superintendence of Banks. Mr. López Roca holds a Law Degree and PHD from Universidad Externado de Colombia, with an LLM in International Business Law at Universidad Francisco Vitoria and Postgraduate Studies in Economic, Commercial and Financial law at Universidad Externado de Colombia and Universidad de los Andes. Mr. López Roca’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

César Prado Villegas, age 47, has served as President of Banco de Occidente since September 2018 and as member of the board of directors of Grupo Aval since March 29, 2019. Mr. Prado previously served as Administrative Vice-president of Banco de Bogotá from April to September 2018, President of Fiduciaria Bogotá from 2010 to 2018 and Superintendent of Finance from 2007 to 2008. He holds a law degree from Universidad del Rosario, a graduate degree in commercial law from Universidad de los Andes and an LLM from The London School of Economics. His business address is Carrera 4 No. 7-61, Cali, Colombia.

Germán Villamil Pardo, age 59, has served as an alternate member on the board of directors of Grupo Aval since 2010 and previously as a principal member thereof since 2006. Mr. Villamil Pardo is a partner of Gómez Pinzón Abogados S.A. He has served as a member of the board of directors of Gómez Pinzón Abogados S.A. since 1997. Mr. Villamil Pardo formerly served as a member of the board of Inversiones Inmobiliarias Arauco Alameda S.A.S and Inversiones Inmobiliarias Barranquilla Arauco S.A.S. He previously held several positions in the Ministry of Finance of Colombia as well as in Banco de la República. He holds a law degree with a specialty in tax from the Universidad de los Andes. Mr. Villamil Pardo’s business address is Calle 67 No. 7‑35 Oficina 1204, Bogotá, D.C., Colombia.

Luis Fernando Pabón Pabón, age 60, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the board of directors of Banco AV Villas since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007, of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006 and of Casa Editorial El Tiempo and CEET

TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and a specialization in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

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

Name	Position
Luis Carlos Sarmiento Gutiérrez	President
Diego Fernando Solano Saravia	Chief Financial Officer
Diego Rodríguez Piedrahita	Chief Risk Management Officer
Carlos Ernesto Pérez Buenaventura	Chief Strategy Officer
Ana Margarita Albir Sarmiento	Chief Digital Officer
Rodolfo Vélez Borda	Chief of Shared Services
Rafael Eduardo Neira Torres	Chief of Internal Control
Jorge Adrián Rincón Plata	Chief Legal Counsel
María Edith González Flórez	Vice President of Accounting
Tatiana Uribe Benninghoff	Vice-President of Financial Planning and Investor Relations

Banco de Bogotá
Alejandro Figueroa Jaramillo	President
Banco de Occidente
César Prado Villegas	President
Banco Popular
Carlos Eduardo Upegui Cuartas	President
Banco AV Villas
Juan Camilo Ángel Mejía	President
Corficolombiana
María Lorena Gutiérrez Botero	President
Porvenir
Miguel Largacha Martínez	President
BAC Credomatic
Rodolfo Tabash Espinach	President

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 17, 2019.

Luis Carlos Sarmiento Gutiérrez, age 57, has acted as President of Grupo Aval since 2000. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He has been the Chairman of the board of directors of Banco de Bogotá since 2004 and of Corficolombiana since 2006. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a Master’s degree in Business Administration with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez is the son of the Chairman of the board of directors of Grupo Aval, Mr. Sarmiento Angulo. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Diego Fernando Solano Saravia, age 53, has acted as Chief Financial Officer since 2010, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. He previously served as associate principal at McKinsey & Co. and Corporate Banking Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Diego Rodríguez Piedrahita, age 60, has acted as Chief Risk Management Officer of Grupo Aval since 1999. Mr. Rodríguez Piedrahita previously worked at Bank of America and ING. He has been the Chairman of the board of directors of Banco AV Villas since 2004 and has been a board member thereof since 2000. He has also been a member of the board of directors of Fidubogotá since 2000, Organización Luis Carlos Sarmiento Angulo Ltda. since 2006, Inverprogreso S.A. since 2003 and of Inversegovia S.A. since 2003. He holds a Bachelor’s degree in Business Management and a Master in Business Administration from George Washington University. Mr. Rodríguez Piedrahita’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Carlos Ernesto Pérez Buenaventura, age 64, has served as Chief Strategy Officer of Grupo Aval since 2012 and formerly as CEO of Barclays in Spain. Previously he was the Division Head responsible for the Retail Bank, the Pension Fund Business and the Consumer Finance Companies of Citigroup in Argentina, Chile, Uruguay and Paraguay. He also worked for Citigroup in Colombia, Ecuador and Puerto Rico. In addition, he has served as Marketing and Sales Manager of Alpina S.A. (food-producing company). He has been a board member of Banco AV Villas since 2013 and of Porvenir since 2014. He holds a degree in Industrial Engineering from Universidad Javeriana and pursued graduate studies in Business Management from Universidad del Rosario. Mr. Pérez Buenaventura’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Ana Margarita Albir Sarmiento, age 37, has served as Chief Digital Officer at Grupo Aval since January 2018. Ms. Albir Sarmiento has over fourteen years of experience in digital strategy and development, during which time she founded a technology startup in Silicon Valley with the backing of the National Science Foundation (NSF), opened computing centers in Macedonia and Nepal, and developed software for Fortune 500 companies. She holds an MBA from Stanford University and a Physics degree from the Massachusetts Institute of Technology (MIT). Ms. Albir Sarmiento’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Rodolfo Vélez Borda, age 54, has served as Chief of Shared Services at Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He has been a member of the board of directors of Fondo de Empleados FEVI since 2012, ACH Colombia S.A. since 2006 and A Toda Hora S.A. ATH since 2005. He holds a degree in Systems Engineering from the Universidad de Los Andes, a Telecommunications specialty from the Universidad de Los Andes and a Business Management specialty from Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Rafael Eduardo Neira Torres, age 63, has acted as Chief of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Financial Superintendent, and formerly as Adjunct Financial Superintendent, at the Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in Accounting from the Universidad Jorge Tadeo Lozano and in Banking Management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Jorge Adrián Rincón Plata, age 39, has acted as our Chief Legal Counsel since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

María Edith González Flórez, age 60, has acted as Vice President of Accounting, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and a Finance specialty from Universidad ICESI. Ms. González Flórez’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Tatiana Uribe Benninghoff, age 37, has acted as Vice-President of Financial Planning and Investor Relations since 2013 and formerly as Strategy and M&A Manager since 2012 at Grupo Aval. Previously she served as a junior advisor to the Chairman of the Board of Grupo Aval and as an Investment Bank Director at Corficolombiana S.A. She holds a degree in Finance and International Relations from the Universidad Externado de Colombia and a Master of Business Administration from the McDonough School of Business at Georgetown University where she graduated with honors. Her business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Carlos Eduardo Upegui Cuartas, age 57, has served as President of Banco Popular since June 2014. Mr. Upegui previously served as Executive Vice-president of Banco Popular, legal representative of Ripley Compañía de Financiamiento S.A. from 2012 to 2014 and President of BCSC S.A. from 2009 to 2012. He has also served in the past as member of the Board of Directors in several financial entities including Metlife Colombia Seguros de Vida S.A., Titularizadora Colombiana S.A., Depósito Centralizado de Valores de Colombia—Deceval S.A. He holds a degree in business administration with a specialization in markets from Universidad de los Andes. His business address is Calle 17 No. 7‑43, Bogotá, D.C., Colombia.

Rodolfo Tabash Espinach, age 50, has served as Chief Executive Officer of BAC Credomatic since July, 2016. He has previous acted in several key management positions in BAC Credomatic for the past 20 years, including Country Manager for BAC International Bank and its Panamanian subsidiaries, General Manager of BAC International Bank, Regional Chief Operating Officer for BAC Credomatic’s Banking Business and Commercial Banking Manager of Banco BAC San José. He is also a member of the board of directors of several BAC Credomatic subsidiaries. Mr. Tabash Espinach holds a degree in business administration from Universidad Internacional de las Américas and an MBA from INCAE. His business address is Centro Corporativo Plaza Roble, Edificio Terrazas B, Escazú, San José, Costa Rica.

B.          Compensation

Our common shareholders must approve the compensation of our board of directors at the shareholders’ ordinary meeting held in March of every calendar year.

Each member of our board of directors, including alternates, receives a fee based on attendance at each board of directors’ session. Members of our audit committee also receive an additional fee for attending audit committee meetings.

For the April 1, 2018 to March 31, 2019 period, the board of directors and the audit committee’ session fee was Ps 2,400,000 per board member. For the April 1, 2019 to March 31, 2020 period, the board of directors and the audit committee’ session fee is Ps 2,500,000 per board member.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information before our general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, which we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 18.3 billion (U.S.$5.6 million) in 2018. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain predefined goals, and, therefore, the amounts paid may vary for each officer.

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

Independence of directors

Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors, although as a foreign private issuer and a company that is controlled, directly or indirectly, by Mr. Luis Carlos Sarmiento Angulo, we would not be required to comply with this rule. Law 964 of 2005 requires that our board of directors consist of five to ten members and that at least 25% of such members be independent directors, and Decree 3923 of 2006 regulates their election. “Independence” within the meaning of Law 964 of 2005 is primarily concerned with independence from management and the absence of material related-party transactions between the director and the company. See “Item 10. Additional Information—A. Share capital”. In compliance with Colombian law and our by-laws, Grupo Aval’s board of directors is composed of seven members, of which two are independent under Colombian rules. In addition, Colombian law mandates that all directors exercise independent judgment under all circumstances.

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

Audit committee

Our audit committee is composed of three members, appointed by the board of directors: Esther América Paz Montoya, Álvaro Velásquez Cock and Fabio Castellanos Ordóñez. Fabio Castellanos Ordóñez is the financial expert on the audit committee. All members of our audit committee are independent under the NYSE and SEC corporate governance rules applicable to us. Company officers are not members of the audit committee; however, the meetings and work product of the audit committee are supported by reports and presentations by company officers. Pursuant to Colombian Securities regulation (Law 964 of 2005), the audit committee has a charter approved by the board of directors, which sets forth the main aspects related to the operation of such committee, including, among others, its composition and duties. The audit committee charter addresses various corporate governance subjects. Our external auditor KPMG, as our independent registered public accounting firm, is invited to attend the meetings of the audit committee. Pursuant to Colombian law, the audit committee must meet at least quarterly.

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

Corporate matters committee

Our corporate matters committee is composed of the same members as the audit committee. The corporate matters committee is responsible for overseeing the activities executed by the internal control of Grupo Aval and its subsidiaries.

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

D.          Employees

At December 31, 2018, on a consolidated basis, we employed 91,191 individuals, with 73,018 direct employees, 6,077 personnel provided by staffing service companies and 12,096 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Corficolombiana, Porvenir and Grupo Aval (separate), at December 31, 2018.

	Banco de	Banco de	Banco	Banco AV			BAC	Grupo Aval
	Bogotá(1)(2)	Occidente(3)	Popular(4)	Villas(5)	Corficolombiana(6)	Porvenir(7)	Credomatic	(separate)	Total
Employees	12,141	15,922	4,287	5,178	11,131	2,763	21,464	132	73,018
Personnel provided by staffing service companies	2,443	—	1,110	724	1,174	8	618	—	6,077
Outside contractors	4,175	1,988	1,955	1,597	139	263	1,974	5	12,096
Total	18,759	17,910	7,352	7,499	12,444	3,034	24,056	137	91,191

(1)	Excludes employees of Porvenir, BAC Credomatic and their subsidiaries.
(2)

51.31% (5,195) of Banco de Bogotá’s (separate) direct employees (10,124) are represented by unions and 56.60% (5,731) of such employees are covered by collective bargaining agreements that expire in August 2021.

(3)	47.87% (3,574) of Banco de Occidente’s (separate) direct employees (7,466) are represented by unions and are covered by collective bargaining agreements that expire in December 2021.
(4)

70.89% (2,501) of Banco Popular’s (separate) direct employees (3,528) are represented by unions and 95.44% (3,367) of such employees are covered by collective bargaining agreements that expire in December 2020.

(5)

13.67% (610) of Banco AV Villas’ (separate) direct employees (4,462) are represented by unions and 85.50% (3,815) of such employees are covered by collective bargaining agreements that expire in December 2020.

(6)	Corficolombiana’s employees reflect 11,259 employees from non-financial entities and 1,185 employees from financial entities.
(7)	0.15% (4) of Porvenir’s (separate) direct employees (2,585) are represented by unions.

E.          Share ownership

Mr. Sarmiento Angulo beneficially owns 97.3% of our outstanding common shares and 42.9% of our preferred shares as determined under SEC rules at April 17, 2019. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 17, 2019.

		Percentage of		Percentage of
		outstanding		outstanding
	Common	common	Preferred	preferred
Shareholder	shares	shares	shares	shares
Esther América Paz Montoya	251,718	*	423,076	*
Diego Fernando Solano Saravia	49,586	*	152,078	*
Luis Fernando Pabón Pabón	78,237	*	115,384	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Germán Villamil Pardo	33,058	*	—	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Juan Camilo Ángel Mejía	7,319	*	22,666	*
Rodolfo Vélez Borda	7,112	*	11,538	*
Ana María Cuéllar de Jaramillo	—	*	50,846	*
Diego Rodríguez Piedrahita	—	*	49,847	*
César Prado Villegas	—	*	—	*
Alejandro Figueroa Jaramillo	—	*	—	*
Fabio Castellanos Ordóñez	—	*	—	*
Juan María Robledo Uribe	—	*	—	*
Luis Fernando López Roca	—	*	—	*
Luis Carlos Sarmiento Gutiérrez	—	*	—	*
Carlos Ernesto Pérez Buenaventura	—	*	—	*
Ana Margarita Albir Sarmiento	—	*	—	*
Rafael Eduardo Neira Torres	—	*	—	*
Jorge Adrián Rincón Plata	—	*	—	*
María Edith González Flórez	—	*	—	*
Tatiana Uribe Benninghoff	—	*	—	*
Carlos Eduardo Upegui Cuartas	—	*	—	*
María Lorena Gutiérrez Botero	—	*	—	*
Miguel Largacha Martínez	—	*	—	*
Rodolfo Tabash Espinach	—	*	—	*

*     less than 0.1%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 79.9% of our issued and outstanding share capital at December 31, 2018. He retained 97.3% of our voting power by virtue of his beneficial ownership of 97.3% of our outstanding common shares, and beneficially owned 42.9% of our outstanding preferred shares, as determined under SEC rules, at April 17, 2019. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 22,281,017,159 of our aggregate equity securities outstanding comprising of 15,164,558,493 common shares outstanding and 7,116,458,666 preferred shares outstanding at April 17, 2019.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of December 31, 2018, regarding the beneficial ownership of our equity securities by:

•	Mr. Sarmiento Angulo, who beneficially owns 79.9% of our outstanding equity securities;
•	all directors and executive officers as a group; and
•	other shareholders.

	At December 31, 2018
		Percentage of		Percentage of
		outstanding		outstanding
Principal beneficial owners	Common shares	common shares	Preferred shares	preferred shares
Luis Carlos Sarmiento Angulo	14,758,263,849	97.3%	3,050,454,653	42.9%
Other directors and officers as a group	475,910	0.0%	913,896	0.0%
Other shareholders	410,763,025	2.7%	4,060,145,826	57.1%
Total	15,169,502,784	100.0%	7,111,514,375	100.0%

*     less than 0.1%.

As of December 31, 2018, we had 28,744 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the American Depositary Receipts, or “ADRs”, evidencing ADSs. As of April 16, 2019, there were a total of 2,848 ADR holders of record and 69,896,869 ADRs outstanding, representing 1,397,937,380 preferred shares or 19.6% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	Transactions between Grupo Aval and its subsidiaries, and
		Close family
	Grupo Aval’s	members of
	directors and key	Mr. Sarmiento	Mr. Sarmiento	Mr. Sarmiento
	management and	Angulo and their	Gutiérrez and his	Angulo and his
	their affiliates(1)	affiliates	affiliates	affiliates
	(in Ps billions)
At December 31, 2018
Outstanding loans granted by us(2)	180.9	2.7	0.1	2,895.7
Outstanding loans granted to us(3)	—	—	—	—
Deposits(4)	48.0	100.2	0.7	638.0
At December 31, 2017
Outstanding loans granted by us(2)	53.7	3.1	0.0	2,754.1
Outstanding loans granted to us(3)	—	—	—	—
Deposits(4)	25.0	21.3	1.1	4,096.9

(1)

Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Corficolombiana, Porvenir and BAC Credomatic.

(2)	Figures based on disbursed loans. See “—Loans granted to related parties by our banking subsidiaries”.
(3)	Figures based on disbursed loans. See “—Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates”.
(4)

All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and on terms and conditions not materially different from those available to the general public.

For information on related party transactions in accordance with IFRS disclosure rules, see Note 34 to our audited consolidated financial statements. For the purposes of Note 34 to our audited consolidated financial statements, “related parties” includes entities and persons that must be identified as such pursuant to IAS 24. For the purposes of this section, and as required by SEC rules, “related parties” includes enterprises that control, or are under common control with Grupo Aval, associates, individuals owning directly or indirectly an interest in the voting power that gives them significant influence over Grupo Aval, close family members, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any of the persons listed above. We determine beneficial ownership under SEC rules. See “—A. Major shareholders”.

In the past, Adminegocios S.A.S., or “Adminegocios”, and Rendifin S.A., or “Rendifin”, affiliates of Mr. Sarmiento Angulo, have obtained authorizations of Grupo Aval’s Board of Directors to acquire either common or preferred shares of Grupo Aval. More recently, on November 28, 2018, Grupo Aval’s Board of Directors authorized companies controlled by Mr. Sarmiento Angulo to acquire up to one hundred million common and/or preferred shares of the company in one or multiple operations, during a term of up to one year.  Pursuant to such authorizations, as of December 31, 2018 through affiliate companies, Mr. Sarmiento Angulo acquired 2,397,142 preferred shares or Ps 2.4 billion (U.S.$ 0.7 million) and 266,204 common shares or Ps 0.3 billion (U.S.$ 0.08 million) in open market transactions.

As of April 17, 2019, Mr. Luis Carlos Sarmiento Angulo has acquired 1,139,362 preferred shares and 1,499,618 common shares. Certain members of our board of directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

In January 2014, we completed our Common Share Rights Offering raising Ps 2.4 trillion (U.S.$1.3 billion) through the issuance of 1,855,176,646 of common shares. Subscription of the common shares was offered with preemptive rights to the existing shareholders of the company. Shareholders subscribing a total amount under their preemptive rights were allowed to subscribe an additional amount of common shares subject to terms of the approved rules. Mr. Luis Carlos Sarmiento Angulo acquired 1,852,895,755 common shares in the offering and, as the beneficial owner of 95.2% of our issued and outstanding common shares at that time, fully exercised his preemptive rights as a part of the offering on the same terms as other common shareholders.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 17, 2019, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular, and 10.9% of Corficolombiana.

Except as stated above, Mr. Sarmiento Angulo does not have any other beneficial ownership in our banking subsidiaries. For information on the dividend history of our banking subsidiaries, see “Item 10. Additional Information—F. Dividends and paying agents—Dividend history of our banking subsidiaries”.

Insurance services

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)
For the year ended December 31,
2018	1,157.8
2017	1,034.5
2016	990.2

Vida Alfa also provides:

•

life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and

•	labor risks insurance for all employees of Grupo Aval and its subsidiaries (except BAC Credomatic).

Seguros Alfa S.A., or “Alfa”, a property and casualty insurance affiliate of Mr. Sarmiento Angulo, provides fire and earthquake insurance for mortgage loans granted by certain of our banks. In addition, Alfa provides surety bonds and property insurance for our subsidiaries. Our banking subsidiaries also provide insurance products affiliated with Vida Alfa and Alfa through their bancassurance lines. These transactions are conducted on an arm’s-length basis in the ordinary course of business. Alfa has in the past, but not currently, provided bankers’ blanket bond coverage to us and our subsidiaries, reinsured under prevailing market conditions, and surety bonds for Corficolombiana’s toll road concessions.

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

ITEM 8. FINANCIAL INFORMATION

A.         Consolidated statements and other financial information

Financial statements

See “Item 18. Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS.

Legal proceedings

We, our banking subsidiaries, Corficolombiana, Porvenir and our other subsidiaries are party to lawsuits and administrative proceedings incidental to the normal course of our business.

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. As of December 31, 2018 and 2017, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of Ps 125.9 billion and Ps 165.4 billion, respectively. These figures are presented before minority interest and thus do not reflect their potential impact on Grupo Aval’s net income attributable to owners of the parent.

Constitutional actions

We, our banking subsidiaries, Corficolombiana, Porvenir and our other subsidiaries are also party to collective or class actions (“acciones populares” or “acciones de grupo”, respectively). Collective actions are court actions where an individual seeks to protect collective rights and prevent contingent damages, obtain injunctions and damages caused by an infringement of collective rights of which the following are the most significant.

All administrators of pension and severance funds in Colombia, including Porvenir, are subject to two collective actions in which certain persons allege that pension funds managers have caused damages to their clients by (i) paying returns from pension funds below the minimum profitability certified by the Superintendency of Finance; and (ii) excess collections for the concept of commission for the administration of contributions to mandatory pension funds. No provisions have been established in relation to these three constitutional actions because the amount is not quantifiable, and we consider the probability of loss remote.

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

Other litigation

On December 21, 2016, the United States Department of Justice announced that Odebrecht S.A., a global construction conglomerate based in Brazil, pled guilty and agreed to pay a monetary penalty to resolve charges with authorities in the United States, Brazil and Switzerland arising out of their schemes to pay approximately $800 million dollars in bribes to government officials in twelve countries around the world, including $11.5 million dollars in Colombia, where the company admitted to offering bribes in order to obtain and amend infrastructure contracts, including the toll road concession Ruta del Sol Sector 2 awarded to the Concessionaire in 2009. Episol, a wholly-owned subsidiary of Corficolombiana, is a minority (33%) non-controlling shareholder in the Concessionaire and Odebrecht is the majority controlling and operating shareholder with a participation of 62%. A third shareholder, CSS Constructores S.A., participates with 5%.

Following the public announcement made by the United States Department of Justice relating to Odebrecht’s admission of bribery, the Fiscalía initiated an investigation on December 22, 2016 establishing that Odebrecht effected payments directly from its Brazilian headquarters through its “division of structured operations” to obtain government contracts in Colombia, including: (i) a payment in the amount of U.S.$6.5 million to Gabriel García Morales, Vice Minister of Transportation and acting manager of the INCO (a government agency later replaced by the ANI), in order to award toll road concession Ruta del Sol Sector 2 in December 2009 and, (ii) a payment in the amount of U.S.$4.6 million to former congressman Otto Nicolas Bula Bula for the adjudication of the Ocaña-Gamarra tranche that was added to toll road concession Ruta del Sol Sector 2 through Amendment N° 6, executed on March 14, 2014 by the director of the National Infrastructure Agency, Luis Fernando Andrade.

Additional investigations and proceedings relating to Ruta del Sol Sector 2 and relating to admissions made by Odebrecht and public servants have been initiated by other judicial, arbitral and administrative authorities such as the Tribunal Administrativo de Cundinamarca, arbitral proceedings before the Chamber of Commerce of Bogotá, the Superintendency of Industry and Commerce, the Superintendency of Corporations, the Superintendency of Transportation and the Procuraduría General de la Nación (the country’s general prosecutor of public servants, or the “PGN”). Grupo Aval,

Corficolombiana and Episol and members of its management, have been included or have voluntarily intervened in some of these investigations and proceedings and there can be no assurance that Grupo Aval or any of its subsidiaries and employees will not be included in future additional proceedings or voluntarily participate in such or other future additional proceedings to defend its rights and interests.

Specifically, with respect to these proceedings, our companies are defendants in the antitrust investigation conducted by the Superintendency of Industry and Commerce, the Tribunal Administrativo de Cundinamarca’s Class Action; additionally, our companies have voluntarily asked to be admitted as part of the Arbitral Proceeding conducted before the Chamber of Commerce of Bogotá, described as follows:

•	Class Action before the Tribunal Administrativo de Cundinamarca:

In January 2017, the PGN filed a class action complaint against the ANI and the Concessionaire before the Tribunal Administrativo de Cundinamarca, asserting the violation of administrative morality, protection of public goods and access to public services as collective rights, in connection with the corrupt acts related to the awarding of the toll road concession contract for Ruta del Sol Sector 2.

Through the Class Action, the PGN sought: (i) a court order to the ANI to adopt the required measures to ensure the continuity of the public service of transport in the Ruta del Sol Sector 2 project; (ii) a court order addressed to the Concessionaire, Odebrecht and the Concessionaire’s remaining shareholders to pay U.S.$11.1 million in connection with the bribes paid by Odebrecht in connection with the awarding of the Concession Contract No. 001 of 2010, according to Odebrecht’s agreement with the Department of Justice; (iii) a court order addressed to the Concessionaire and its shareholders holding them responsible for any damage or prejudice caused to the government or others in connection with the corrupt acts related to the awarding of the toll road concession contract for Ruta del Sol Sector 2; (iv) a court order declaring that the decision shall prevail over other judicial decisions regarding the same matters; and (v) a court order to convene a monitoring committee composed by representatives of public authorities, in order to ensure the proper use of public resources and the fulfillment, transparency, effectiveness and efficiency of the measures to be taken.

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

As a defendant in this Class Action, Episol presented legal arguments to discard any allegations of joint and several liability resulting from the illegal conduct of Odebrecht as controlling shareholder of the Concessionaire. However, the Tribunal Administrativo de Cundinamarca ruled in December, 2018 that Episol, as shareholder of Concesionaria Ruta del Sol SA.S. (33%), along with Odebrecht, controlling shareholder of CRDS (62%) and other defendants, including the former president of Corficolombiana, were jointly liable for the damages caused relating the Ruta del Sol Project Sector 2, and ordered the defendants to jointly and severally pay the Transportation Ministry Ps 715.6 billion, and debarred them from contracting with Colombian state entities and from assuming government positions for a period of 10 years.  Episol and the other defendants filed an appeal of this ruling before Colombia’s Supreme Court for Administrative Law Matters (Consejo de Estado) and as a result, the Tribunal Administrativo de Cundinamarca´s order is not final or enforceable.  It is not possible to estimate when the Consejo de Estado will reach a decision on this matter.

•	Arbitral Proceedings conducted before the Chamber of Commerce of Bogotá:

In August 2015, the Concessionaire initiated an arbitral proceeding against the ANI to resolve certain contractual and monetary disputes in connection with the construction of toll road concession Ruta del Sol Sector 2. On January 18, 2017, as a result of Odebrecht’s admission of guilt and the results of the investigation conducted by the Fiscalía, the ANI requested the arbitration tribunal to declare null and void the Concession Contract No. 001 of 2010 for the construction of toll road concession Ruta del Sol Sector 2.

As of December 2016, approximately 52% of the toll road had been built. In connection with the ANI’s request, the arbitration tribunal ordered and received several testimonies and expert reports regarding the amounts invested in the construction of the partially-built toll road concession Ruta del Sol Sector 2, along with other evidence requested by the parties and the arbitration tribunal itself. Accordingly, the arbitration tribunal is expected to decide whether to declare the concession contract null and void and also on the amount, if any, to be paid to the Concessionaire for its investment in the project.

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

After several months of inactivity, this Tribunal resumed its duties with a new presiding judge.  Its first decision was to appoint yet another third party to render an expert opinion on technical and financial issues regarding Ruta del Sol Sector 2 project, which should serve as the basis to establish the liquidation value of the Ruta del Sol 2 contract.  The amount decided as liquidation value of the contract will determine: (i) the payment of the Concessionaire’s obligations with the financial system, which currently stands at approximately $1.2 trillion pesos in principal (approximately half of this amount corresponds to loans granted by Grupo Aval’s subsidiaries), and (ii) any additional payment to the Concessionaire (if any) to compensate its direct investment in the project.  It is expected that this Tribunal will rule on or before August 20, 2019. Due to the complexity of the ongoing legal discussion under the arbitration proceedings, we, Episol and Corficolombiana have recorded an impairment in the investment in the Concessionaire.  See “Risk Factors-Risks relating to our merchant banking business—A significant part of Corficolombiana’s investments are in relatively illiquid assets, and Corficolombiana may fail to realize any profits from these investments for a considerable period of time or lose some or all of the principal amount of these investments”.

•	Superintendency of Industry and Commerce:

In January 2017, the Superintendence of Industry and Commerce (“SIC”), Colombia’s Antitrust Authority, initiated an administrative proceeding to investigate whether any anti-competitive behavior had been conducted in the public bidding process for the awarding of the Concession Contract.  Following its investigation, on September 13, 2018, the SIC issued Resolution No. 67837 containing allegations relating to violations of Colombian antitrust regulations against Grupo Aval, Corficolombiana, Episol, Grupo Aval’s president, Grupo Aval’s chief financial officer, Corficolombiana’s Vicepresident of Investments, Corficolombiana’s Vicepresident of Investment Banking, the former president of Corficolombiana and other defendants. Grupo Aval, Corficolombiana, and Episol, as well as its employees, filed answers to these allegations in October 2018. The proceeding is ongoing.

•	Investigations by the U.S. Department of Justice and Securities and Exchange Commission:

Grupo Aval received inquiries from the United States Department of Justice (“DOJ”) and United States Securities and Exchange Commission (“SEC”) concerning the Ruta del Sol 2 project.  Grupo Aval is cooperating with these investigations, as they have done with all prior government inquiries into this matter.

•	Jose Elías Melo:

On May 9, 2017, the Fiscalía announced an investigation of Mr. José Elías Melo Acosta, who served as President of Corficolombiana for 8 years until May 2016.  On December 7, 2017, the Fiscalía filed an indictment against Mr. Melo, charging him with undue interest in the arrangement of contracts (Interés Indebido en la Celebración de Contratos) and bribery (Cohecho por Dar u Ofrecer) in connection with the 2009 bid for the Ruta del Sol Project Sector 2. Mr. Melo pled innocent and denied the charges. The trial against Mr. Melo commenced on January 21, 2019 and concluded with closing arguments on March 21 and March 22. On April 1, 2019, Jose Elias Melo, the former president of Corficolombiana, was found guilty in a court of first instance of bribery and undue interest in connection with the 2009 bid for the Ruta del Sol Project Sector 2. Mr. Melo has announced his intention to appeal the court's decision.

We, our banking subsidiaries, Corficolombiana, Porvenir, BAC Credomatic, and our other subsidiaries are, from time to time, subject to claims and parties to legal proceedings incidental to the normal course of our business, including in connection with our lending activities, employees, taxation matters and other general commercial matters. Due to the inherent difficulty of predicting the outcome of legal disputes, we cannot predict the eventual outcome of these pending matters, the timing of the ultimate resolution of these matters or the eventual loss, fines or penalties related to each pending matter may be. We believe that we have recorded adequate provisions for the anticipated costs in connection with these claims and legal proceedings and believe that liabilities related to such claims and proceedings should not, taken together, have a material adverse effect on our business, financial conditions, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, the ultimate resolution of these matters may exceed the provisions that we have currently recorded. As a result, the outcome of a particular matter could be material to our operating results for a particular period.

B.          Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and development of the company”.

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

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the 81 companies listed on the Colombian Stock Exchange at April 17, 2019 was Ps 393.9 trillion (U.S.$ 124.6 billion at the representative market exchange rate of April 17, 2019). See “Item 4. Information on the Company—B. Business Overview—Industry—Colombia—Recent developments in the Colombian stock market”.

Regulation of Colombian Securities Markets

Colombian securities markets are subject to the supervision and regulation of the Superintendency of Finance, which was created in 2005 following the merger of the Superintendency of Banking and the Superintendency of Securities. The Superintendency of Finance is an independent regulatory entity ascribed to the Ministry of Finance. The Superintendency of Finance has the authority to inspect, supervise and control the financial, insurance and securities exchange sectors and any other activities related to the investment or management of public savings. Accordingly, we are subject to the control of the Superintendency of Finance as an issuer of securities, and our subsidiaries are subject to its control, supervision and regulation as financial institutions and issuers of securities. See “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Colombian banking regulators—Ministry of Finance” and “—Superintendency of Finance”.

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

Each individual investor who deposits preferred shares into the ADR facility in exchange for our ADSs (other than in connection with this offering) will be required, as a condition to acceptance by Fiduciaria Bogotá S.A., or “Fidubogotá”, as custodian of such deposit, to provide or cause to be provided certain information to Fidubogotá and/or the Depositary to enable it to comply with the registration requirements under the foreign investment regulations relating to foreign exchange. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain registration and other requirements under the foreign investment regulations. Under these regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank on a timely basis may prevent the investor from obtaining remittance payments, including for the payment of dividends, constitute an exchange control violation and/or result in a fine.

Under Colombian law, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and voting of our ADSs and preferred shares. See “Item 3. Key Information—D. Risk factors—Risks relating to our preferred shares and ADSs” and “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Restrictions on foreign investment in Colombia”.

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 17, 2019, we had 15,164,558,493 common shares outstanding, and 7,116,458,666 preferred shares outstanding.

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

Our shareholders’ meeting held on December 7, 2010, determined that outstanding common shares may be converted into preferred shares on a 1‑to‑1 basis. Conversion of common shares into preferred shares may only be made once a month, provided that, as required by Colombian law and in accordance with our by-laws, our preferred shares shall not exceed 50% of our subscribed capital.

For a description of offerings of our shares see “Item 4. Information on the Company—B. Business overview—Our history”.

Voting Rights

Common Shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting according to articles 14 through 19 of the by-laws, as amended from time to time. These general meetings may be ordinary meetings or extraordinary meetings. Ordinary general shareholders’ meetings occur once a year, no later than the last business day of March, for the following purposes:

•	to review the general situation of the Company;
•	to determine the general economic policy of the Company;
•	to consider the approval of our report for the preceding year ending on December 31, as applicable, including the financial statements for the above-mentioned term;
•	to review the report prepared by the external auditor for the preceding year ending on December 31;
•	to elect directors and the external auditor (on an annual basis);
•	to determine the compensation of the members of the board of directors and the external auditor (on an annual basis); and
•	to determine the dividend policy and the allocation of profits, if any, of the preceding year ending on December 31, as well as any retained earnings from twelve months.

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

Both elections are made under a proportional representation voting system named electoral quotient—”cociente electoral” (except for the elections unanimously approved by the general shareholders’ meeting). Under that system:

•	each holder of common shares is entitled at the annual general shareholders’ meeting to nominate candidates for the election of directors;

•	each nomination of one or more directors by a shareholder constitutes a list for the purposes of the election;
•	each list of nominees must contain a hierarchy as to the order of preference for nominees in that list to be elected;
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

Extraordinary general shareholders’ meetings may take place when duly called for a specified purpose or purposes, or, without prior notice, when holders representing all outstanding shares entitled to vote on the issues presented are present at the meeting. Extraordinary meetings of shareholders may be called by our president, our board of directors or the certified public accountant, directly or by request of a plural number of shareholders representing no less than 25.0% of the company’s common voting shares, in which case an announcement must be made by the board of directors, the legal representative or the certified public accountant. In addition, meetings may be called by the Superintendency of Finance, directly or by request of shareholders holding at least 15.0% of the common voting shares. Notice of extraordinary meetings should be given at least five days in advance.

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
•

the Company must distribute (i) at least 50.0% of the annual’s net profits according to Article 155 of the Colombian Code of Commerce, or (ii) at least 70.0% of the annual’s net profits if the total amount segregated in the legal, statutory and other reserves exceeds the Company’s outstanding capital, according to Article 454 of the Colombian Code of Commerce; however, the vote of at least 78.0% of the shares represented and entitled to vote may approve the distribution of a lower percentage of dividends;

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

For additional information regarding dividends, see “—F. Dividends and paying agents—Dividend policy of Grupo Aval”.

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

Liquidation Rights

We will be dissolved if certain events take place, including the following:

•	Pursuant to our by-laws, unless otherwise extended by the shareholders, our term of existence will expire at May 25, 2044;
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

Colombian law requires that, whenever we issue new common shares, we must offer to the holders of common shares the right to subscribe a number of common shares sufficient to maintain their existing ownership percentage of the aggregate share capital. These rights are preemptive rights. On the other hand, holders of preferred shares are entitled to preemptive rights only in the specific situations that the shareholders’ meeting so decides. See “Item 3. Key Information—D. Risk factors—Risks relating to our preferred shares and ADSs”.

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

Transfer and Registration of Shares

Grupo Aval’s common and preferred shares are listed on the Colombian Stock Exchange. According to Colombian regulations, shares listed on a stock exchange must be sold and transferred only through such exchange, unless such shares were issued outside Colombia and are transferred outside Colombia, or unless the share purchase transaction amounts to a value that is lower than the regulatory threshold of 66,000 UVRs, as required by Article 6.15.1.1.2 of Decree 2555 of 2010. In addition, among others, the following transactions are not required to be undertaken through the relevant stock exchange:

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

Colombian Tax Considerations

For Colombian tax purposes, the residence status is triggered depending on the type of individual as follows:

•

Aliens: Residence is established by the continuous or discontinuous presence in the country for more than 183 days including entry and exit days, within any period of 365 consecutive calendar days. For this purpose, when the continuous or discontinuous presence in the country takes place in more than one taxable year, the person would be considered as a Colombian resident for the second taxable year.

•

Diplomatic employees of the Colombian State and their companions: These persons are totally or partially exempted from income tax or capital gains tax in the country in which they are performing their work, according to the Vienna Conventions on Diplomatic and Consular Relations.

•	Colombian Nationals:

Individuals:

A national individual can be considered a tax resident under different circumstances, one of them implies the permanence in Colombian territory either continuously or discontinuously - considering entry and leaving days- for 183 days in a given 365 days period. If the 365 days period covers more than one taxable year, the individual will be deemed as a taxpayer for the second year

Notwithstanding the prior rule, the domestic tax law also deems as a tax residents those individuals who hold the Colombian nationality and fulfill at least one of the following requirements in the corresponding taxable year: (i) the individual’s spouse or permanent companion or dependent children are Colombian tax residents in the corresponding tax year; or, (ii) 50% or more of the income is considered to be Colombian-source income; or, (iii) 50% or more of their assets are managed within Colombia; or, (iv) 50% or more of their assets are deemed to be possessed in Colombia; or, (v) if once required by the Tax Authorities, the Colombian national fails to demonstrate that the tax residence is held abroad or, (vi) the tax residence is held in a tax haven as defined by the Colombian government.

Legal entities:

For Colombian tax purposes, a legal entity is considered a tax resident generally when its place of effective management is located in Colombia during the relevant taxable year.  In addition, a Legal Entity incorporated under the laws of Colombia or whose principal place of business is located in Colombia, is also considered a Colombian resident.

Pursuant to the Colombian Tax Code, resident individuals and Colombian entities are subject to tax over their worldwide income, while non-resident individuals and foreign entities are only taxed on their Colombian-source income. Foreign entities with permanent establishments or branches in Colombia are subject to taxation over the worldwide income which is attributable to the branch or permanent establishment.

Colombian Tax Law includes a definition of permanent establishment for foreign entities or individuals that is applicable when the entity or individual trigger the events that are described in Article 20-1 of the Colombian Tax Code. In this case, as stated before, the permanent establishment is considered a Colombian taxpayer in regard to its attributable worldwide income.

Taxation of Dividends

As of January 1, 2019, Law 1943 of 2018 modified the tax treatment applicable to dividend payments made by Colombian tax resident companies abroad, to the extent that such payments are not covered by a Tax Treaty.

Based on the above, dividend payments made from the Colombian companies to nonresidents are subject to the following treatment:

•

A withholding recapture tax, corresponding to the applicable Corporate Income Tax (CIT) rate of the year in which the profits were generated on the amount of profits that were not subject to tax at the level of the Colombian entity (e.g., because there was an application of the tax benefit, book to tax difference, Net Operating Loses –NOLs– amortization, etc.).

•

A 5% or 7.5% dividend tax applicable to dividends paid out of profits generated as of tax year 2017. This 5% dividend tax rate is applicable over declared dividends paid out of 2017 and 2018 profits. The 7.5% dividend tax rate is applicable over dividends (that were not declared) paid out of profits generated in 2017, 2018, and 2019 onwards.  This tax is collected via withholding tax to be applied by the Colombian companies. In case the distribution is subject to the withhold recapture tax, the 5% or 7.5% dividend should be applicable to the amount of the distribution, once it is reduced by the recapture tax (i.e., a 38,25% effective tax rate for 2018, 38.025% for 2019, 37.10% for 2020, 36.18% for 2021 and 35.25% for 2022).

Any dividends paid out of retained profits generated prior to 2017, which were subject to taxation at the corporate level, will not be subject to any dividend tax.  In any case, dividends paid out of retained profits generated prior to 2017, that were not subject to taxation at the corporate level would still be subject to an income tax withholding at the applicable CIT rate.

The following table summarizes the tax treatment of dividends in the absence of a tax treaty:

Dividend	Rate
Dividend distribution made out of pre-2017 profits that did not pay tax at the Colombian corporate level	CIT rate of the year in which the profits were generated
Dividend distribution made out of pre-2017 profits that were subject to tax at the Colombian corporate level	0%
Dividend distribution made out of post-2016 profits that did not pay tax at the Colombian corporate level	38.025% (2019) 37.10% (2020) 36.18% (2021) 35.25% (2022)
Declared dividend distribution made out of 2017 and 2018 profits that were subject to tax at the Colombian corporate level	5%
Non-declared dividend distribution made out of post-2016 profits that were subject to tax at the Colombian corporate level	7.5%

This 7.5% dividend withholding tax is also applicable over domestic distributions and will be charged only on the first distribution of dividends between Colombian entities. Such withholding tax may be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders (nonresident shareholders, entities or individuals, or to Colombian individual residents). The aforementioned 7.5% withholding tax will not apply on the first distribution between entities belonging to a business group duly registered before the Chamber of Commerce or the Colombian Holding Regime.

With respect to foreign portfolio investments, it is important to mention that a 30.625% withholding combined tax rate applies to dividends paid of non-taxed profits at the corporate level. However, if profits were taxed at the corporate level, a withholding tax rate of 7.5% applies.

Dividend payment approved at the General Meeting of Shareholders of Grupo Aval of March 29, 2019 will be paid out of profits generated by the company before December 31, 2016; accordingly, payment of such dividends will not be subject to income taxes according to Law 1819 of 2016.

Dividends paid to non-resident holders of ADSs through the depositary will be subject to income taxes and withholding in Colombia. Provided that such dividends are paid in respect of previously taxed earnings at the corporate level, the applicable withholding rate will be of 7.5%. In the case of dividends paid out of non-taxed earnings at the corporate level, the distribution will be subject to a recapture withholding tax rate, at the general income tax rate (34% for 2017). In such case, the 7.5% dividend tax will apply to the distributed amount, net of the 34% withholding.

As a general rule, foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia either provided the dividend distribution was subject to the applicable withholding tax, which could either be the combined recapture tax and the dividend tax, or the dividend tax only.

Dividend Payments to domestic individuals exceeding 300 UVTs will be taxed at a marginal rate of 15%. In addition, if the relevant profits were not subject to taxation at the corporate level, the dividends will be subject to an income tax rate applicable for the period of the distribution (for FY 2019, the applicable rate would be 33%). In that case, 15% dividend tax (if applicable) would apply over the dividend after being reduced by the income tax.

“UVT” or “Unidad de Valor Tributario” refers to a tax unit established each year by the Colombian Tax Authority (“DIAN”) for the calculation of tax returns. UVT for 2019 amounts to Ps 34,270 (U.S.$10.55).

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

Tax on Foreign Capital Investment Portfolio Income

The 2012 Tax Reform (see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Regulation on Payroll Loans—Tax Reforms”) established a new tax regime for foreign capital portfolio investments. Investors will be required to pay income tax for the profits obtained in the development of their activities, regardless of the vehicle used to carry them out, pursuant to Article 18-1 of the Colombian Tax Code. The withholding rate of such tax is generally 14%; however, a 5% rate will apply for investments in fixed income securities or in derivatives whose underlying assets is a fixed income security, and a 25% rate will apply to investors domiciled in a tax haven jurisdiction. Article 260-7 of Colombian Tax Code was modified by Law 1819 of 2016 which establishes a new legal framework and provides criteria pursuant to which certain jurisdictions may be classified as non-cooperative jurisdictions with low or no taxation or as jurisdictions with preferential tax regimes.

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

Other Colombian Taxes

As of the date hereof, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. Pursuant to Articles 24 and 36-1 of the Colombian Tax Code, transfers of ADSs from non-residents or residents to non-residents of Colombia by gift or inheritance are not subject to Colombian income tax. Transfers of ADSs by gift or inheritance from residents to residents or from non-residents to residents will be subject to Colombian income tax at the income tax rate applicable for capital gains obtained by residents of Colombia. There is no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of preferred shares or ADSs.

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
•	persons that own or are deemed to own ten percent or more of the voting power or value of our stock;
•	persons who acquired our ADSs or preferred shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding our ADSs or preferred shares in connection with a trade or business conducted outside of the United States.

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

The amount of a dividend generally will include any amounts withheld by our company in respect of Colombian taxes. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend, in the case of ADSs, or on the date actually or constructively received by the U.S. Holder, in the case of the preferred shares. The amount of any dividend income paid in Colombian pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the applicable date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the applicable date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations (including a minimum holding period requirement), some of which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Colombian income taxes withheld from dividends on ADSs or preferred shares generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including the Colombian tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The rules governing foreign tax credits are complex. U.S. Holders should consult their tax advisers regarding the creditability of Colombian taxes in their particular circumstances, including in the case of high-taxed distributions of earnings not previously subject to Colombian tax.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a PFIC for U.S. federal income tax purposes for the 2018 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest) and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of shares of a non-U.S. entity or non-U.S. accounts through which such shares are held. U.S. Holders are urged to consult their tax advisers regarding any reporting obligation with respect to our ADSs or preferred shares.

F.          Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay will be dependent, in large part, on the amount of dividends received from our subsidiaries. From 2013 to 2018, the amount of dividends that we have paid increased at a compound annual growth rate of 5.2%, mainly driven by the issuance of common and preferred shares in the past years. Until 2016, Grupo Aval declared dividends semi-annually in March and September of each year. Beginning in March 2017, the company started to declare dividends on an annual basis. Our subsidiaries declared Ps 1,397.5 billion in 2018 and Ps 1,092.8 billion in 2017 of dividends payable to us, and we declared an aggregate of Ps 1,336.9 billion in 2018 and Ps 1,069.5 billion in 2017 of dividends to our shareholders.

Unless noted otherwise, the following table presents the net profits of, and dividends declared by, each of our banks and Porvenir, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated. Dividends are paid to us on a monthly basis.

	Dividends declared with respect to net income for the year ended December 31,
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	Banco de		Banco de		Banco		Banco
	Bogotá		Occidente		Popular		AV Villas		Corficolombiana		Porvenir		Total
	(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	68.7%	68.7%	72.3%	72.3%	93.7%	93.7%	79.9%	79.9%	8.1%	9.5%	20.0%	20.0%	—	—
Separate net profits	2,825	1,924	388	329	344	133	160	120	1,608	218	360	422	5,685	3,146
Dividends declared	1,272	1,073	290	262	163	70	86	73	463	121	270	151	2,545	1,751
Dividends contributed to Grupo Aval	874	738	210	189	153	66	69	58	38	12	54	30	1,398	1,093
Dividends declared by Grupo Aval	—	—	—	—	—	—	—	—	—	—	—	—	1,337	1,069

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

Our company pays dividends based on the results shown in our separate audited financial statements prepared under Colombian IFRS. For the years ended December 31, 2018 and 2017, separate net income as reported in our Colombian IFRS financial statements was Ps 2,887.8 billion, 0.9% lower and Ps 2,001.2 billion, 2.0% higher than net income as reported in our IFRS financial statements, respectively.

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

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2013	53.10	0.016
2014	57.90	0.018
2015	58.80	0.018
2016(1)	88.20	0.027
2017	48.00	0.015
2018	60.00	0.018

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

Until 2016, Grupo Aval’s subsidiaries declared dividends semi-annually in March and September of each year. Beginning in March 2017, they started to declare dividends on an annual basis, except for Banco Popular, which started to declare dividends on an annual basis in March 2018.

Banco de Bogotá

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2013	2,400.00	0.739
2014	2,520.00	0.775
2015	2,700.00	0.831
2016(1)	4,620.00	1.422
2017	3,240.00	0.997
2018	3,840.00	1.182

(1)

Dividends declared with respect to net income for 2016 includes dividends declared on September 2016 to be paid in the six-month period from October 2016 to March 2017 and dividends declared on March 2017 to be paid in the twelve-month period from April 2017 to March 2018.

Banco de Occidente

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2013	1,602.00	0.493
2014	1,764.00	0.543
2015	1,860.00	0.572
2016(1)	2,970.00	0.914
2017	1,698.00	0.523
2018	1,860.00	0.572

(1)

Dividends declared with respect to net income for 2016 includes dividends declared on September 2016 to be paid in the six-month period from October 2016 to March 2017 and dividends declared on March 2017 to be paid in the twelve-month period from April 2017 to March 2018.

Banco Popular

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2013	24.00	0.007
2014	24.00	0.007
2015	20.10	0.006
2016	13.85	0.004
2017	9.10	0.003
2018	16.80	0.005

Banco AV Villas

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2013	363.00	0.112
2014	387.00	0.119
2015	415.00	0.128
2016(1)	645.20	0.199
2017	324.00	0.100
2018	384.00	0.118

(1)

Dividends declared with respect to net income for 2016 includes dividends declared on September 2016 to be paid in the six-month period from October 2016 to March 2017 and dividends declared on March 2017 to be paid in the twelve-month period from April 2017 to March 2018.

Dividend history of Corficolombiana

The following tables present the annual cash and stock dividends paid by Corficolombiana during the periods indicated.

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2013	660.00	2,077.24	2,737.24	0.842
2014	630.00	1,893.71	2,523.71	0.777
2015	666.00	1,509.56	2,175.56	0.669
2016	276.00	1,214.08	1,490.08	0.459
2017	—	519.48	519.48	0.160
2018	—	1,657.90	1,657.90	0.510

(1)

In accordance with regulation, payment in stock dividends must be explicitly consented by shareholders. If the shareholder does not explicitly express the desire to receive stock dividends, the payment will be done in cash the same day in which the payment of stock dividends is made.

Banco de Bogotá, Banco de Occidente and Banco Popular received dividend payments from Corficolombiana in their respective ownership of the company (see Item 4 – B. Business overview - Our operations).

Dividend history of Porvenir

The following tables present the annual cash and stock dividends paid by Porvenir during the periods indicated.

	Cash dividends	Stock dividends	Total dividends	Cash dividends
Dividends declared with respect to net income	per share	per share(2)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2013	1,212.00	902.00	2,114.00	0.651
2014	1,320.36	1,423.00	2,743.36	0.844
2015	1,237.92	1,294.00	2,531.92	0.779
2016(1)	1,770.00	679.00	2,449.00	0.754
2017	1,380.00	—	1,380.00	0.425
2018	2,472.00	—	2,472.00	0.761

(1)

Dividends declared with respect to net income for 2016 includes dividends declared on September 2016 to be paid in the six-month period from October 2016 to March 2017 and dividends declared on March 2017 to be paid in the twelve-month period from April 2017 to March 2018.

(2)

In accordance with regulation, payment in stock dividends must be explicitly consented by shareholders. If the shareholder does not explicitly express the desire to receive stock dividends, the payment will be done in cash the same day in which the payment of stock dividends is made.

Banco de Bogotá, Fiduciaria Bogotá, Banco de Occidente and Fiduciaria de Occidente received dividend payments from Porvenir in their respective ownership of the company (see Item 4 – B. Business overview - Our operations).

Dividend history of BAC Credomatic

During 2018, BAC Credomatic declared U.S.$98.4 (Ps 319,773.8) of cash dividend per share.

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

G.          Statement by experts

Not applicable.

H.          Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website, where you can inspect those reports and other information filed with the SEC, is www.sec.gov.

I.           Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Risk management

The guiding principles of risk management at Grupo Aval and our banks are the following:

•	collective decision making for commercial loans of significant amount at the board level of each of our banks;
•	extensive and in-depth market knowledge, the result of our market leadership and our experienced, stable and seasoned senior management;
•	clear top-down directives with respect to:
i.	know-your-customer policies; and
ii.	commercial loan credit structures based on the clear identification of sources of repayment and on the cash-flow generating capacity of the borrower;
•	use of common credit analysis tools and loan pricing tools across all our banks;
•	diversification of the commercial loan portfolio with respect to industries and economic groups;
•	specialization in retail banking product niches;
•	extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer loans;

•	use of our extensive market presence in the identification and implementation of best practices for operational risk management; and
•	conservative policies in terms of:
i.	the trading portfolio composition, with a bias towards instruments with lower volatility;
ii.	proprietary trading; and
iii.	the variable remuneration of trading personnel.

Risk Culture

Our Internal Control System contributes to the achievement of the objectives of each entity, while ensuring that all its operations and activities are carried out in accordance with internal regulations and the regulations applicable to each of our subsidiaries. Grupo Aval is committed to a solid Internal Control System that guarantees the sustainability and permanence of Grupo Aval´s businesses over time. The Board of Directors of our main subsidiaries through their Audit Committees must periodically review the elements and components of the system in order to develop the necessary corrective measures and improvements and the application of new national and international standards that regulate the matter. Our Internal Control System is designed to ensure compliance with the standards and practices that are applicable in Colombia and the United States, such as the Sarbanes-Oxley Act, the requirements of the SEC and other norms and principles that regulate the Internal Control and its disclosure in both markets, especially those contained in COSO 2013 and their respective updates that are applicable to us.

Grupo Aval’s risk culture is based on the principles indicated in the section above. It is conveyed to all of our entities and units and is backed by the following guidelines:

•	Our risk management is independent and monitored at the level of both individual entities and our companies as a consolidated whole.
•

In order to delegate power, our structure requires that  transactions of a significant size be sent to decision-making centers, such as the risk or credit committees. The frequency of meetings held by these committees ensures proposals are resolved quickly and guarantees that senior management is constantly involved in managing commercial credit risk.

•	We have detailed manuals on actions and policies for risk management.
•	We have implemented a risk limit system that is updated on a regular basis to address new market conditions and risks to which we are exposed.
•

We have implemented adequate information systems to monitor risk exposure on a recurring basis, ensuring the approval limits are systematically met and, if necessary, allowing for appropriate corrective action.

•	The main risks are analyzed not only when they arise or when problems occur during the normal course of business, but also on a permanent, ongoing basis.
•	We offer adequate and ongoing training on our risk culture, at every level within the organization.

The Board of Directors is responsible, as part of its general supervisory function, of approving the appointment of the person responsible for the compliance function, as well as for its framework and its development policies. In addition, the Board of Directors is in charge of Grupo Aval's general code of conduct and the frameworks developed by the compliance function.

The person responsible for the compliance function reports to the Board of Directors or its committees on a quarterly basis.

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

Commercial Lending

57.9% of our total loan portfolio is composed of commercial loans to corporate and small and medium sized enterprises. However, the level of commercial loans varies in each of our banks. At December 31, 2018, the proportion of commercial loans was 60.7%, 71.3%, 38.9%, 26.1% and 86.2% at Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana, respectively.

The credit approval process for commercial loans at each of our banks follows the policies and lending authorities established by each bank subsidiary. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá and Banco AV Villas, Comité de Crédito Dirección General at Banco de Occidente and Comité de Presidencia at Banco Popular), which has lending limits that range between Ps 5.0 billion (approximately U.S.$1.54 million) at Banco AV Villas and Ps 30.0 billion (approximately U.S.$9.23 million) at Banco de Bogotá.

Following the approval of an application by the national credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management unit if the loan would result in aggregate exposure to the borrower in excess of Ps 5.0 billion (approximately U.S.$1.54 million). The credit approval process includes the presentation to Grupo Aval´s credit committee of all potential credit exposures per client (or client´s economic group) that, across all of our banks, represent an exposure in excess of Ps 30.0 billion (approximately U.S.$9.2 million) or is considered to be part of a vulnerable sector. Exceptions can be made depending on the risk parameters defined by Grupo Aval´s credit committee. This committee, which is composed of the vice presidents of credit of each of our banks and the credit risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities.

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

The Grupo Aval advisory board, which is chaired by the president of Grupo Aval and composed of the presidents of our banks and financial sector subsidiaries and vice presidents of Grupo Aval, meets two times per month to discuss the adoption of risk management policies and how to meet the needs of major corporate and institutional clients, as well as to advise the Grupo Aval banks with respect to defaults or other credit risk issues. The advisory board also evaluates credit applications submitted to it by Grupo Aval’s credit risk management committee and makes recommendations to the banks with respect to such loans. The boards of the banks make the ultimate decisions with respect to such applications.

In order to facilitate the analysis of commercial loan applications which meet the threshold and are thus reviewed by Grupo Aval, we have developed certain tools, including a standardized “proyecto de crédito”, a stand-alone document containing all of the information considered necessary for us to make a credit decision. We have also developed financial projection models and pricing models that assist us in analyzing potential loans and comparing the estimated return on a loan with that of a comparable risk-free instrument.

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

•	clearly identified and quantified primary and secondary sources of repayment, with a bias towards operational cash flow;
•	borrowers which participate in key industries;
•	borrowers which are leaders or major players in the industries in which they participate;
•	transaction structures, including covenants and guarantees, which provide adequate protection; and
•	pricing which compensates adequately for capital invested and the market and credit risks incurred.

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

Consumer Lending

Consumer lending represented 31.4% of the total loan portfolio at December 31, 2018; however, the participation and specialization by product varies in each of our banks. At December 31, 2018, Banco Popular’s consumer lending represented 56.8% of the total loan portfolio and was concentrated mainly in payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas and Banco de Bogotá, consumer lending represented 54.4% and 26.8% of their total loan portfolio, respectively. At Banco de Occidente, 23.8% of the total loan portfolio consisted of consumer loans, with motor vehicle financing representing 26.1% of the consumer loan portfolio. At Corficolombiana, 13.4% of total loans were consumer loans granted primarily by Promigas and its subsidiaries.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest consumer lending authority at all banks, other than the board of directors, is the national consumer credit committee where the highest lending limits are Ps 1.95 billion (approximately U.S.$0.6 million).

For consumer banking, each bank has developed a business model designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 96.9% of the consumer loan portfolio, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tools, which have allowed the sale of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has a full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts.

Mortgage Lending

Mortgage lending represented 10.5% of total loan portfolio at December 31, 2018, compared to 9.7% as of December 31, 2017, with Banco AV Villas and Banco de Bogotá being the highest contributors to this increase. At Banco AV Villas mortgage lending represents 19.6% of its total loan portfolio.

At Banco de Bogotá, mortgage lending represents 12.2% of its total loan portfolio as of December 31, 2018. In Central America, the mortgage portfolio represented 19.3% of the total loan portfolio in 2018.

In order to ensure an adequate mortgage loan portfolio quality, Banco de Bogotá and Banco AV Villas have developed statistical models for the origination and follow-up on new mortgage loans, which has resulted in a very low past due to total loan ratios for recently originated loans.

Microcredit Lending

Microcredit loans represented 0.2% of the total loan portfolio at December 31, 2018.

Credit Classification and Provisioning

Our banks continually engage in the determination of risk factors associated with their credit-related assets, through their duration, including restructurings. For such purposes, they have designed and adopted the Sistema de Administración de Riesgo de Crédito (credit risk administration system), or “SARC”, (for its initials in Spanish) in accordance with Superintendency of Finance guidelines. The SARC has integrated credit policies and procedures for the administration of credit risks, models of reference for the determination and calculation of anticipated losses, allowances for coverage of credit risks and internal control procedures.

Our banks are required to classify the loan portfolio in accordance with the rules of the Superintendency of Finance, which established the following loan classification categories: “AA”, “A”, “BB”, “B”, “CC” and “Default”, depending on the strength of the credit and its past due status.

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

Loans whose risk rating is “AA” according to the methodology of the Consumer Reference Model, or “MRCO”, as established by the Superintendency of Finance

“A”	New loans with risk rating at approval of “B”

Outstanding loans and financial leases with delayed payments in excess of 30 days but not exceeding 59 days (i.e., between 30 and 59 days past due). The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the financial subsidiaries, reflect appropriate paying capacity.

Loans whose risk rating is “A” according to the methodology of the MRCO as established by the Superintendency of Finance

“BB”	New loans with risk rating at approval of “B”

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

Loans whose risk rating is “BB” according to the methodology of the MRCO as established by the Superintendency of Finance

“B”	New loans with risk rating at approval of “C”	Outstanding loans and financial leases past due over 90 days but less than 120 days (i.e., between 90 and 119 days past due). The debtor shows insufficient paying capacity of its obligations.	Loans whose risk rating is “B” according to the methodology of the MRCO as established by the Superintendency of Finance

“CC”	New loans with risk rating approval of “C”

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

For new consumer loans, the banks use their internal statistical origination models to develop an initial classification category (“AA”, “A”, “BB”, “B” and “CC”). Once the loan is disbursed, the banks use formulas provided by the Superintendency of Finance, which incorporate payment performance of the borrower to calculate a score which in turn is used to determine the loan classification.

For financial leases the risk categories are established in the same manner as commercial or consumer loans.

For separate financial statement reporting purposes under Colombian IFRS, the Superintendency of Finance requires that loans and leases be given a risk category on the scale of “A”, “B”, “C”, “D” and “E”. As a result, the risk classifications are aligned to the risk categories as follows.

Risk classification – Banks
Risk category – Superintendency of Finance	Commercial	Consumer
“A”	“AA”	“AA”
“A” – between 0 and 30 days past due
“B”	“A”	“A” – more than 30 days past due
	“BB”	“BB”
“C”	“B”	“B”
	“CC”	“CC”
“D”	“Default”	“Default” – all past due loans not classified in “E”
“E”	“Default”	“Default” – past due loans with a Loss given default (LGD) of 100%(1)

(1)

LGD is defined as a percentage to reflect the credit loss incurred if an obligor defaults. LGD for debtors depends on the type of collateral and as a percentage would gradually increase depending on the number of days elapsed after being classified in each category.

For our mortgage and microcredit loan portfolios the risk categories in effect at December 31, 2018, based on past due status, are as follows.

c
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

Loss allowance

Grupo Aval´s Banks regularly review their loan portfolio to evaluate its impairment; while determining if an impairment should be registered with charge to results of the year, management performs judgments for determining if there are observable data indicating a decrease in the estimated cash flow of the loan portfolio before the decrease in such flow may be identified for a particular loan of the portfolio.

The provision calculation process includes analysis of specific, historical and subjective components. The methodologies utilized by our banking subsidiaries include the following elements:

•	A detailed periodic analysis of the loan portfolio.
•	A credit classification system by risk levels.
•	A periodic review of the summary of allowances for impairment losses.
•	Identification of loans to be evaluated individually due to impairment.
•	Consideration of internal factors such as size, organizational structure, loan portfolio structure, loan administration process, analysis of overdue portfolio and experiences of historical losses.
•	Consideration of risks inherent to different types of loans.
•	Consideration of external factors, including local, regional and national, as well as economic factors.

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

For loans not considered individually significant, or for those credits individually significant but not impaired, loan loss allowances are calculated collectively using the historical loss rate, periodically updated data reflecting current economic conditions, performance trends of the industry, geographic concentrations of debtors within each portfolio of the segment and any other pertinent information that may affect the repayment. Grupo Aval’s banking subsidiaries also determine whether the credit risk (i.e. risk of default) of a financial instrument has increased significantly since initial recognition. They consider reasonable and supportable information that is relevant and available without undue cost or effort, including both quantitative and qualitative information and analysis based on their historical experience, expert credit assessment and forward-looking information.

For quantifying expected credit losses in portfolios evaluated collectively the banking subsidiaries of Grupo Aval have calculation methodologies that take into account three fundamental factors: exposure, probability of default and loss given default.

•	Exposure at default – “EAD” is the principal amount owed at the time of payment default of the borrower
•

Probability of default – “PD” is the probability that the counterpart defaults in its payment obligations of capital and/or interest. The probability of default is associated to the rating/scoring or level of delinquency of the borrower. When a financial instrument’s credit risk has increased significantly since initial recognition, a PD for the remaining life of the credit (PD-lifetime) is used, while a PD for the next 12 months is used when the credit risk has not increased significantly.

•	Loss given default – “LGD” is the estimate of a loss in case a payment default occurs taking into consideration the guarantees and the corresponding appraisal.

Liquidity Risk

As a holding company, Grupo Aval’s liquidity requirements are limited to dividends, debt-service payments and operational expenses. Our liquidity is derived almost entirely from dividends from subsidiaries, which management believes is sufficient for these purposes. Grupo Aval is not required to maintain minimum liquidity positions. Subject to the capital requirements of each of our banks, there are no limitations on our banks’ ability to pay dividends to Grupo Aval.

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

As a result, banks controlled by Grupo Aval are required to maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters using a short-term liquidity index (Indicador de Riesgo de Liquidez), or “IRL”, that measures 7‑ and 30‑day liquidity. This index is defined as the difference between adjusted liquid assets and net liquidity requirements. Liquid assets include total debt securities adjusted by market liquidity and exchange rate, excluding investments classified as “held to maturity” different from mandatory investments, Central Bank deposits and available cash. Net liquidity requirements are the difference between expected contractual asset and contractual and non-contractual liability cash flows. Cash flows from past due loans are not included in this calculation.

Our Colombian banking subsidiaries and Corficolombiana, in Colombia must maintain cash on hand and in restricted banks to comply with the requirements of the Central Bank of Colombia and the Superintendency of Finance. These funds are part of the reserve requirements and are calculated on the daily average of the different customer deposits. Currently, the percentage is 11% on demand and saving deposits, with the exception of time certificates of deposit with a term of up to 18 months, in which case the percentage is 4.5%.  For tenors exceeding 18 months, the reserve requirement is 0%. See additional information required by IFRS in Note 4 of our audited consolidated financial statements - Liquidity risk.

The following tables show the IRL Ratio at December 31, 2018 and 2017 for each of our banks, expressed in Ps billions and as a percentage.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Corficolombiana		Banco AV Villas
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(in Ps billions)
IRL – 7 days	10,370	9,447	5,245	6,877	3,305	2,629	585	1,060	1,725	1,702
IRL – 30 days	8,893	7,162	4,186	5,567	2,506	1,726	386	649	1,304	1,506

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Corficolombiana		Banco AV Villas
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(in percentages)
IRL – 7 days	1,930	2,265	884	2,640	1,143	1,051	207	226	656	2,380
IRL – 30 days	535	363	342	620	324	278	152	167	278	658

Market Risk Management

Grupo Aval monitors and oversees market risk at a consolidated level through reports received from its banking subsidiaries in charge of managing their own market risk. Grupo Aval at the holding company level does not have material market risk; however, our banking subsidiaries have substantial market risk, primarily as a result of our banks’ lending, trading and investment businesses. The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, variations in stock price risk and investment fund risk.

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

Our banks hold trading and non-trading instruments. Trading instruments are recorded in our banks’ “treasury books” and non-trading instruments are recorded in their “banking books”.

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

In order to strictly control the trading portfolios, each entity has limits for every risk factor. To determine the limits, the impact of the variation (DV01 change in monetary value caused by a variation of 1 basis point) in each asset class is taken into account. These risk limits are validated through stress testing based on historical extreme scenarios.

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

U.S. dollar	12.5%
Euro	11.0%
Other currencies	13.0%

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

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2018 and 2017, for a ten-day horizon for each of our banks. The averages, minimums and maximums are determined based on end-of-the-month calculations.

Banco de Bogotá

					At
					December 31,
	Year ended December 31, 2018				2017
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	352,595	387,828	420,474	352,595	321,121
Foreign exchange rate risk VaR	298,257	263,363	298,257	234,509	304,429
Variations in stock price risk VaR	8,231	7,605	8,335	6,647	8,099
Fund risk VaR	265,684	226,030	266,906	200,510	196,197
Total market risk VaR	924,767	884,826	969,931	828,688	829,846

Banco de Occidente

					At
					December 31,
	Year ended December 31, 2018				2017
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	184,106	199,399	218,732	184,106	174,379
Foreign exchange rate risk VaR	1,479	1,697	3,817	595	7,034
Variations in stock price risk VaR	—	—	—	—	—
Fund risk VaR	4,286	3,849	4,526	2,820	2,811
Total market risk VaR	189,871	204,945	227,074	187,521	184,224

Banco Popular

					At
					December 31,
	Year ended December 31, 2018				2017
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	148,343	136,338	154,233	115,829	119,856
Foreign exchange rate risk VaR	3,325	3,867	6,135	2,125	3,329
Variations in stock price risk VaR	946	949	963	929	946
Fund risk VaR	10,274	6,971	10,420	6,583	1,134
Total market risk VaR	162,888	148,125	168,310	126,533	125,265

Banco AV Villas

					At
					December 31,
	Year ended December 31, 2018				2017
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	37,115	35,893	48,978	12,884	14,206
Foreign exchange rate risk VaR	30	985	2,738	—	1,448
Variations in stock price risk VaR	—	—	—	—	—
Fund risk VaR	797	1,441	4,455	177	2,741
Total market risk VaR	37,942	38,319	52,166	15,844	18,394

Corficolombiana

					At
					December 31,
	Year ended December 31, 2018				2017
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	208,375	201,515	211,039	187,983	144,232
Foreign exchange rate risk VaR	436	4,490	7,707	436	4,041
Variations in stock price risk VaR	10,125	10,370	10,954	10,125	10,800
Fund risk VaR	720	856	1,020	699	140
Total market risk VaR	219,656	217,231	226,727	205,505	159,214

The regulatory VaR of our banks yield different results according to each bank’s operation. Between December 31, 2017 and December 31, 2018 the regulatory VaR of Banco de Bogotá and Banco Popular increased due to a higher exposure in local currency debt securities and mutual funds. Banco AV Villas and Corficolombiana increased their regulatory VaR due to a higher amount invested in debt securities, mainly in TES; while Banco AV Villas grew its portfolio duration, Corficolombiana decreased it; The VaR of Banco de Occidente remained almost unchanged from one year to another. The regulatory VaR of Banco de Bogotá, Banco Popular, Banco de Occidente, Banco Comercial AV Villas and Corficolombiana changed from one period to another 11.4%, 30.0%, 3.1%, 106.3% and 38.0% respectively mainly for the reasons mentioned above.

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

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. At December 31, 2018 and at December 31, 2017, the investments subject to regulatory VaR were the holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2018 and 2017.

	At December 31,
	2018			2017
	Investment			Investment
	subject to		Percentage	subject to
	Regulatory	Regulatory	of	Regulatory	Regulatory	Percentage of
	VaR	VaR	portfolio	VaR	VaR	portfolio
Less than 18 months	—	—	0%	—	—	0%
18 - 36 months	—	—	0%	—	—	0%
More than 36 months	45,706	6,719	100%	67,538	9,928	100%
Total	45,706	6,719	100%	67,538	9,928	100%

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

Note 4 of our audited consolidated financial statements - Risk Interest Rate on the balance sheet structure shows mismatches in the repricing of our assets and liabilities by maturity bands. Also, Note 4 of our audited consolidated financial statement - Liquidity Risk, shows an analysis of the remaining contractual maturities of our assets and liabilities.

As part of their management of interest rate risk, our banks analyze the interest rate mismatches between their interest-earning assets and their interest-earning liabilities. As of December 31, 2018, if interest rates had been 50 basis points increased with all other variables held constant, Grupo Aval’s income from interest-bearing financial assets would have increased by Ps 965,789 and the expense of financial liabilities with interest would have increased by Ps 1,039,332. An increase of 100 basis points in interest rates would have increased the income of financial assets Ps 1,931,579 and expenses for liabilities Ps 2,078,664. A reduction of 50 or 100 basis points in interest rates would have reduced income and expenses in the same amounts.

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

Non-Financial Risk Review

Grupo Aval and its subsidiaries are committed to the preservation of its reputation and integrity through compliance with applicable laws, regulations and ethical standards in each of the markets in which it operates. All employees are expected to adhere to these laws, regulations and ethical standards, and management of each financial subsidiary is responsible for ensuring such compliance. Compliance is an essential ingredient of good corporate governance.

The compliance function encompasses all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, product governance, consumer protection, anticorruption and anti-bribery policies, as well as meeting the standards of the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley).

The compliance function is independent of the business lines in all our financial subsidiaries and promotes adherence to the rules, oversight requirements, principles and values of good conduct through all our companies. The corporate governance structure at Grupo Aval establishes standards, policies and best practices that apply to each company in order to enforce the minimum standard requirements that business units should follow. The compliance or risk units in each financial subsidiary enforce the application of the corporate and internal policies providing advice and information in the interest of employees, customers, shareholders and supervisors.

The compliance function is incorporated into the risk areas with access to the Board of Directors and its committees through the Chief Risk Office. In addition, the legal departments of each financial subsidiary, have access to these bodies on a regular basis. This structure is in line with banking regulatory requirements and supervisory expectations.

The compliance unit assists Management at the entity level in identifying and assessing potential compliance issues as well as providing guidance to staff on compliance laws, rules and standards, and performs a monitoring and reporting role. The legal departments of the financial subsidiaries, have the primary responsibility for identifying and interpreting compliance laws, rules and standards, and for providing assistance in drafting related policies and procedures. The internal audit units review the adequacy of controls established to ensure compliance with policies, plans, procedures and business objectives, in accordance with the annual internal audit plan and Colombian legal requirements.

Operational Risk Management

Grupo Aval defines operational risk as “the risk of incurring losses due to failure on day-to-day processes, individual operations, systems supporting the business or external events". Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas. Accordingly, all employees are responsible for managing and controlling the risks arising in their area of activity.

The primary goal pursued by Grupo Aval in operational risk control and management is to identify, measure/assess, control/mitigate and report operational risk exposure.

Grupo Aval’s priority, therefore, is to identify and mitigate any clusters of operational risk, irrespective of whether or not they have given rise to any losses. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

The policies with respect to operational risk at Grupo Aval’s financial subsidiaries are directed at complying with the guidelines established by the Superintendency of Finance (which, in turn, follow the Basel II Accord of 2004). These guidelines require that Colombian financial subsidiaries establish a system for the administration of operational risks (Sistema de Administración de Riesgo Operacional) which includes the identification, measurement, control and monitoring functions as well as the establishment of a business continuity plan.

In order to comply with these guidelines, each of our financial subsidiaries established within its organizational structure an operational risk unit independent of the operational and control areas of each financial subsidiary. The responsibilities of these units are the establishment and definition of policies and methodologies and the procedures for communicating within each organization all information related to operational risk. In addition to the staff of each operational risk unit, the financial subsidiaries have established the role of operational risk advisors, which are employees in key areas who, in addition to their functional responsibilities, are required to report events or situations which may result in operational losses. Additionally, each financial subsidiary has an operational risk management committee which meets on a periodical basis to review operational risks policies and follow up on the execution of action plans.

At Grupo Aval, an operational risk management committee, composed of the heads of the operational risk units of each financial subsidiary and staff of Grupo Aval risk management, was established. The principal activities of this committee, which meets on a semi-monthly basis, are as follows:

•	Advisory in the engagement of external consultants for the identification of gaps with international standards and the development of work plans to close the gaps;
•	Coordinated analysis of norms and the impact in each of Grupo Aval’s financial subsidiaries;
•	Identification and application of best practices;
•	Identification and implementation of operational risk management tools;
•	Standardization of criteria in the search of business continuity tools;
•	Economies of scale in the engagement of consultants and the acquisition of tools; and
•	Coordination in the preparation of requests for proposals and the evaluation of proposals.

We implement, from time to time, best practices that result from meetings of the Grupo Aval operational risk management committee.

The most significant mitigation measures in the last year have focused on the improvement of security for customers in their day-to-day transactions, the management of internal and external fraud, the ongoing improvement of processes and technology, on taking steps to ensure that products are sold, and services are provided in an appropriate manner.

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

As part of the evolution of the ISMS at the corporate level, Grupo Aval has structured and implemented a Security Operations Center following cyber-risk analysis methodologies where the events are centralized, correlated and monitored by security tools, thus allowing timely generation of alerts of possible cybersecurity incidents.

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

Furthermore, our financial subsidiaries comply with the guidelines issued by the Superintendency of Finance through External Circular 042 of 2012 (incorporated in the Basic Legal Circular), and other regulations related with cybersecurity, issued by this Superintendence, setting minimum security and quality requirements applicable the operation of financial entities.

We have standardized the existing list of risks related to cybersecurity and defined the inherent and residual risk assessment methodologies that allow us to monitor their mitigation.

We have defined reporting schemes in order to guarantee that all subsidiaries of the group timely report high impact events related to cybersecurity issues. Additionally, each subsidiary reports in a quarterly-basis the occurrence of cybersecurity issues in order to define the existence of events requiring special treatment.

Anti-money laundering and terrorist financing

Grupo Aval and its financial subsidiaries must comply with the guidelines established by local authorities and the Superintendency of Finance (which, in turn, follows international standards). These guidelines require that Colombian financial entities establish a system for the administration of risks related to money laundering and terrorist financing (Sistema de Administración de Riesgo de Lavado de Activos y Financiación del Terrorismo - SARLAFT) which includes the identification, measurement, control and monitoring functions to prevent and mitigate the materialization of the risks related to money laundering and terrorist financing.

In addition, in compliance with the regulations of the Superintendency of Corporations, the most significant entities in the real sector have implemented the control system for the prevention of the laundering of assets and financing of terrorism called SARGLAFT (Sistema de Autogestión de Riesgo de Lavado de Activos y Financiación del Terrorismo - SARGLAFT). A methodology for measuring the maturity level of the system to prevent money laundering and terrorist financing has been defined, consisting of an annual self-evaluation that includes qualitative factors of the compliance program ranging from the control environment to the monitoring of the effectiveness of the controls.

Monthly Corporate Committees are held with the participation of the Compliance Officers of the principal entities. Through these instances, Grupo Aval ensures that best practices are adopted by the companies, and undertakes a periodic review of the methodology, risk factors and risks materializations. Depending on their importance, a follow-up assessment is made in these committees to determine if there are gaps in the factors considered (ranging from policies, organization, knowledge of the client, identification of unusual operations, status of communications, acquisition, development and maintenance of systems, incident management, business continuity plans, degree of compliance, strategy, government and control architecture, among others) and opportunities for improvement. At the same time, once the remediation plans are executed, corporate follow-ups are made in order to verify that those plans were accomplished. Compliance Officers in each subsidiary are required to report periodically the main findings and assessment of the anti-money laundering risk to the Board of Directors.

All financial subsidiaries in compliance with local regulations, must report suspicious transactions to the Unidad de Información y Análisis Financiero (UIAF, a unit of the Ministry of Finance).

Anti-bribery and anti-corruption

Grupo Aval has designed controls ensure that its employees act with integrity in all of their dealings and strictly prohibits bribery and corruption in any form. Anti-bribery and anti-corruption principles are stated in the Corporate Anti-Bribery and Corruption Policy and are summarized below, based on the fundamental principle of zero risk tolerance:

•

Employees of Grupo Aval and of all its subsidiaries must conduct their business fairly, honestly, accountably and transparently; therefore, all forms of bribery and corruption, including facilitation payments, are strictly prohibited;

•	Gifts or entertainment must always be proportionate and reasonable and must have a legitimate purpose and must not create a conflict of interest or the perception thereof;
•	Donations, sponsorships are controlled, regulated by strict principles and should be reported to Compliance Officers; and
•	Questionable behavior should be challenged, and rumors of improper payments or activities should be reported to management or could also be reported via the whistleblower reporting channels.

We have designed a process of self-evaluation and annual certification applicable to all of the subordinates of the group which consists in qualifying both the environment of control as the way in which each subordinate is mitigating the risks identified in antibribery and anti-corruption matters, with a special emphasis on particular issues such as donations, gifts and invitations, sponsorships, and TPI administration. The policies also apply to acquisitions and joint ventures.

Legal Risk

Each subsidiary’s legal division supports operational risk management in its particular area of expertise. Specifically, this division defines and institutes the necessary procedures to adequately control the legal risks inherent in financial subsidiaries’ operations, making sure legal risks are well mitigated and that the controls meet legal standards. It also analyzes and drafts contracts for operations carried out by the different business units.

With respect to the legal situation of each subsidiary the legal division ensures that the respective contingencies have been provisioned appropriately whenever required. Grupo Aval has assessed the claims filed against it, based on the analysis and opinions of the lawyers in charge.

With regard to copyrights, Grupo Aval and each of its subsidiaries only uses software or licenses that have been legally acquired and only allows officially licensed software to be used on its computers.

Details of the litigation filed against Grupo Aval are provided in Note 23 and 27 to our audited consolidated financial statements.

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

For the year ended December 31, 2018 we received approximately U.S.$0.3 million in payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.          Defaults

No matters to report.

B.          Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Material modifications to instruments

Not applicable.

B.          Material modifications to rights

Not applicable.

C.          Withdrawal or substitution of assets

Not applicable.

D.          Change in trustees or paying agents

Not applicable.

E.          Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.          Disclosure controls and procedures

As of December 31, 2018, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a‑15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our President and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

B.          Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a‑15(f) under the Exchange Act.

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

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Management Officer and our Vice-President of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the guidelines set forth by the COSO 2013.

Based on this assessment, management believes that, as of December 31, 2018, its internal control over financial reporting was effective based on those criteria.

C.          Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2018, has been audited by KPMG, an independent registered public accounting firm. KPMG’s Report of Independent Registered Public Accountant Firm appears on page F‑2.

D.          Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. On January 1, 2018 Grupo Aval adopted IFRS 9 and IFRS 15 and as a result updated certain internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

The board of directors has determined that Fabio Castellanos Ordóñez is an audit committee financial expert. All members of our audit committee, namely Esther América Paz Montoya, Álvaro Velásquez Cock and Fabio Castellanos Ordóñez, are independent audit committee members under the standards of the New York Stock Exchange, which applies the audit committee independence requirements of the Securities and Exchange Commission.

ITEM 16B. Code of ethics

New York Stock Exchange rules for U.S. companies require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have in place a code of ethics that applies to the Company’s officers and employees.

ITEM 16C. Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2018	2017
	(In Ps millions)
Audit fees	29,671	30,144
Audit-related fees	—	—
Tax fees	13	22
All other fees paid	—	—

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 29,671 million and Ps 30,144 million for the years 2018 and 2017, respectively.

Additionally, other fees paid, which include other consultancy fees different from audit and tax, totaled Ps 13 million and Ps 22 million for the years ended 2018 and 2017, respectively.

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

The following table presents purchases of our preferred shares by the company and “affiliated purchasers” (as that term is defined in Rule 10b‑18(a)(3) under the Securities Exchange Act of 1934, as amended):

Maximum Number (or
			Total Number of Shares	Approximate Dollar Value) of
			Purchased as Part of	Shares that May Yet be
	Total Number of Shares	Average Price Paid per	Publicly Announced Plans	Purchased Under the Plans or
Period	Purchased	Share	or Programs	Programs
January, 2018	—	—	—	—
February, 2018	—	—	—	—
March, 2018	—	—	—	—
April, 2018	—	—	—	—
May, 2018	—	—	—	—
June, 2018	—	—	—	—
July, 2018	—	—	—	—
August, 2018	—	—	—	—
September, 2018	—	—	—	—
October, 2018	—	—	—	—
November, 2018	500,000	1,025.6	500,000	99,500,000
December, 2018	1,897,142	974.5	2,397,142	97,602,858

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

Independence of directors

See “Item 6. Directors, senior management and employees—C. Board practices— Principal differences between Colombian and U.S. corporate governance practices—Independence of Directors”.

Non-executive director meetings

See “Item 6. Directors, senior management and employees—C. Board practices— Principal differences between Colombian and U.S. corporate governance practices—Non-executive director meetings”.

Committees of the board of directors

See “Item 6. Directors, senior management and employees—C. Board practices— Principal differences between Colombian and U.S. corporate governance practices—Committees of the board of directors”.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see page F‑1.

ITEM 19. Exhibits

1.1	English translation of By-laws of Grupo Aval (incorporated by reference to Exhibit 1.1 to our Registration Statement on Form 20‑F (File No. 000‑54290) filed with the SEC on March 7, 2011).

2.1

Indenture among Grupo Aval Limited, as Issuer, Grupo Aval Acciones y Valores S.A., as Guarantor, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Transfer Agent, dated as of September 26, 2012 (incorporated by reference Exhibit 2.2 to our Registration Statement on Form 20‑F (File No. 000‑54290) filed with the SEC on April 26, 2013).

2.2

Form of Deposit Agreement among Grupo Aval, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 99(a) to our Registration Statement on Form F‑6 (File No. 333‑198614) filed with the SEC on September 8, 2014).

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of December 31, 2018 and 2017 and for each of the years ended December 31, 2018, 2017 and 2016
Report of independent registered public accounting firm	F-2
Consolidated statements of financial position as of December 31, 2018 and 2017	F-4
Consolidated statements of income for the years ended as of December 31, 2018, 2017 and 2016	F-6
Consolidated statements of comprehensive income for the years ended as of December 31, 2018, 2017 and 2016	F-7
Consolidated statements of changes in equity for the years ended December 31, 2018, 2017 and 2016	F-8
Consolidated statements of cash flow for the years ended December 31, 2018, 2017 and 2016	F-9
Notes to the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-11

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Aval Acciones y Valores S.A. and subsidiaries:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aval Acciones y Valores and subsidiaries (Grupo Aval) as of December 31, 2018 and 2017, the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements).  We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2018, based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, Grupo Aval maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

Change in Accounting Principle

As discussed in Note 2.5 to the consolidated financial statements, Grupo Aval has changed its method of accounting for financial instruments and for revenue from contracts with customers in 2018 due to the adoption of IFRS 9 “Financial instruments” and IFRS 15 “Revenue from contracts with customers”.

Translation of consolidated financial statements into United States Dollars

The accompanying consolidated financial statements as of and for the year ended December 31, 2018 have been translated into United States dollars solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in Colombian pesos have been translated into United States dollars on the basis set forth in note 2.4 of the notes to the consolidated financial statements.

Basis for Opinions

Grupo Aval management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on Grupo Aval’s consolidated financial statements and an opinion on Grupo Aval’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We have served as Grupo Aval’s auditor since 1985.

/s/ KPMG S.A.S.

KPMG S.A.S

Bogotá, Colombia

April 24, 2019

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2018 and 2017

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

		December 31,	December 31,		December 31,
	Notes	2018 US$ (1)	2018		2017 (2)
Assets
Cash and cash equivalents	6 , 7	8,739.5	Ps.	28,401,283	Ps.	22,336,838

Trading assets	6 , 8	2,216.9		7,204,312		5,128,088
Investment securities	6 , 9	7,086.7		23,030,159		21,513,199
Hedging derivatives assets	6 , 10	9.3		30,138		55,261

Loans:	4.1 , 6 , 11
Commercial		31,512.9		102,408,977		99,428,894
Consumer		17,064.4		55,455,064		50,382,895
Mortgages		5,721.1		18,592,103		16,151,299
Microcredit		131.0		425,697		409,688
		54,429.4		176,881,841		166,372,776
Allowance for impairment losses	4.1.5	(2,522.1)		(8,196,187)		(5,618,481)
Total loans, net		51,907.3		168,685,654		160,754,295

Other accounts receivable, net	6 , 12	2,862.0		9,300,643		6,521,883
Non-current assets held for sale	13	57.5		186,714		101,382
Investments in associates and joint ventures	14	302.4		982,743		1,043,014

Tangible assets:	15
Property, plant and equipment for own-use and given in operating lease, net		1,744.1		5,667,953		5,804,073
Investment properties		257.4		836,324		783,794
Biological assets		25.9		84,206		66,139
		2,027.4		6,588,483		6,654,006
Intangibles
Concession arrangement rights	16	1,696.9		5,514,481		3,114,167
Goodwill	17	2,252.0		7,318,594		6,901,056
Other intangible assets	18	318.1		1,033,884		848,681
		4,267.1		13,866,959		10,863,904

Income tax assets:	19
Current		182.7		593,837		907,476
Deferred		105.0		341,338		139,423
		287.8		935,175		1,046,899

Other assets		142.4		462,890		519,771
Total assets		79,906.2	Ps.	259,675,153	Ps.	236,538,540

(1)	See note 2.4, “convenience translation into U.S. dollars”.
(2)	See note 2.32, Changes in presentation.

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2018 and 2017

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

		December 31,	December 31,		December 31,
	Notes	2018 US$ (1)	2018		2017 (2)
Liabilities and equity
Liabilities

Trading liabilities	6 , 8	249.7	Ps.	811,305	Ps.	298,665
Hedging derivatives liabilities	10	60.2		195,539		13,464

Customer deposits:	20
Checking accounts		12,217.2		39,702,878		36,017,602
Savings accounts		17,608.0		57,221,439		55,778,677
Time deposits		20,571.7		66,853,012		62,616,163
Other		179.1		582,122		472,782
		50,576.0		164,359,451		154,885,224

Financial obligations:	21
Interbank borrowings and overnight funds		2,096.8		6,814,078		4,970,430
Borrowings from banks and others		6,342.3		20,610,766		18,205,320
Bonds issued		6,197.5		20,140,350		19,102,196
Borrowings from development entities		1,122.2		3,646,796		2,998,090
		15,758.7		51,211,990		45,276,036

Provisions:	23
Legal related		38.8		125,929		165,353
Other		175.2		569,359		527,262
		214.0		695,288		692,615

Income tax liabilities:	19
Current		127.2		413,456		330,828
Deferred		665.0		2,160,942		1,696,843
		792.2		2,574,398		2,027,671
Employee benefits	22	389.2		1,264,881		1,238,172
Other liabilities	24	2,771.9		9,007,953		6,235,466
Total liabilities		70,811.8		230,120,805		210,667,313

Equity
Owners of the parent:	25
Subscribed and paid-in capital		6.9		22,281		22,281
Additional paid-in capital		2,607.1		8,472,336		8,303,431
Retained earnings		2,645.8		8,598,319		7,174,418
Other comprehensive income		214.4		696,773		786,866
Equity attributable to owners of the parent		5,474.2		17,789,709		16,286,996
Non-controlling interest	26	3,620.2		11,764,639		9,584,231
Total equity		9,094.3		29,554,348		25,871,227
Total liabilities and equity		79,906.2	Ps.	259,675,153	Ps.	236,538,540

(1)	See note 2.4, “convenience translation into U.S. dollars”.
(2)	See note 2.32, Changes in presentation.

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Income

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	For the years ended
		December 31,	December 31,		December 31,		December 31,
	Notes	2018 US$ (1)	2018		2017 (2)		2016 (2)
Interest income calculated using the effective interest method
Loan portfolio	11	5,351.4	Ps.	17,390,615	Ps.	17,899,967	Ps.	16,665,516
Investments in debt securities		297.3		966,021		841,866		881,454
Total interest income		5,648.6		18,356,636		18,741,833		17,546,970

Interest expense
Deposits
Checking accounts		(107.8)		(350,173)		(309,333)		(258,925)
Savings accounts		(460.7)		(1,497,038)		(1,978,986)		(2,139,841)
Time deposits		(1,014.4)		(3,296,508)		(3,560,478)		(3,413,489)
		(1,582.8)		(5,143,719)		(5,848,797)		(5,812,255)
Financial obligations
Interbank borrowings and overnight funds		(81.9)		(266,064)		(287,361)		(570,184)
Borrowings from banks and others		(236.7)		(769,184)		(770,015)		(575,710)
Bonds issued		(357.8)		(1,162,699)		(1,162,203)		(1,278,253)
Borrowing from development entities		(44.1)		(143,175)		(159,323)		(156,003)
		(720.4)		(2,341,122)		(2,378,902)		(2,580,150)
Net interest income		3,345.4		10,871,795		10,514,134		9,154,565

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable		(1,277.0)		(4,149,972)		(4,119,334)		(3,004,184)
Other financial assets		10.0		32,506		(142)		(70,411)
Recovery of charged-off financial assets		98.5		320,121		264,582		290,444
Net impairment loss on financial assets		(1,168.5)		(3,797,345)		(3,854,894)		(2,784,151)
Net interest income, after impairment losses		2,176.9		7,074,450		6,659,240		6,370,414

Income from commissions and fees		1,678.1		5,453,382		5,202,125		4,879,187
Expenses from commissions and fees		(188.9)		(613,763)		(623,114)		(619,528)
Net income from commissions and fees	28	1,489.2		4,839,619		4,579,011		4,259,659

Income from sales of goods and services		2,500.5		8,126,014		5,792,850		6,654,623
Costs and expenses of sales goods and services		(1,686.9)		(5,482,102)		(5,035,827)		(5,725,328)
Net income from sales goods and services (2)	28	813.6		2,643,912		757,023		929,295

Net trading income	29	179.3		582,709		561,362		724,698
Net income from other financial instruments mandatory at fair value through profit or loss	16	63.3		205,803		209,937		180,982

Other income (2)	30	418.1		1,358,681		1,151,745		1,676,106
Other expenses	30	(2,883.6)		(9,371,033)		(9,003,091)		(8,567,309)

Net income before tax expense		2,256.8		7,334,141		4,915,227		5,573,845
Income tax expense	19	(661.5)		(2,149,590)		(1,752,794)		(2,056,909)
Net income for the year		1,595.4	Ps.	5,184,551	Ps.	3,162,433	Ps.	3,516,936

Net income for the year attributable to:
Owners of the parent	25	896.3		2,912,694		1,962,414		2,139,866
Non-controlling interest	26	699.1		2,271,857		1,200,019		1,377,070
		1,595.4	Ps.	5,184,551	Ps.	3,162,433	Ps.	3,516,936

Net income per share basic and diluted (in Colombian pesos, see note 25)				130.725		88.076		96.040

(1)	See note 2.4, “convenience translation into U.S. dollars”.
(2)	See note 2.32, Changes in presentation.

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Other Comprehensive Income

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

		December 31,	December 31,		December 31,		December 31,
	Note	2018 US$ (1)	2018		2017		2016
Net income for the year		1,595.4	Ps.	5,184,551	Ps.	3,162,433	Ps.	3,516,936
Other comprehensive income
Items that may be reclassified to profit or loss
Net gain (loss) on hedges of net investments in foreign operations:	10
Foreign currency translation differences from hedged foreign operations		346.1		1,124,732		(47,197)		(475,000)
Hedging derivative instrument		(168.4)		(547,310)		16,832		291,506
Hedging non-derivative instrument		(177.5)		(576,881)		30,568		35,819
Cash flow hedges	10	(6.1)		(19,789)		(2,340)		17,967
Foreign currency translation differences from unhedged foreign operations		(92.3)		(299,804)		(91,497)		(125,161)
Unrealized gains (losses) on securities at FVOCI (2017: available for sale securities)
Debt financial instruments	9	(33.0)		(107,084)		284,480		948,212
Equity financial instruments		—		—		57,245		34,509
Investments in associates and joint ventures	14	6.9		22,400		1,128		(20,061)
Income (Expenses) tax	19	99.4		323,138		(97,698)		(378,877)
		(24.8)		(80,598)		151,521		328,914

Items that will not be reclassified to profit or loss
Unrealized gains (losses) on equity securities at FVOCI		(41.3)		(134,084)		—		—
Actuarial gains (losses) from defined benefit pension plans	22	5.5		18,013		(100,232)		(41,228)
Income (expenses) tax	19	(4.0)		(13,082)		24,081		14,521
		(39.7)		(129,153)		(76,151)		(26,707)

Total other comprehensive income		(64.5)	Ps.	(209,751)	Ps.	75,370	Ps.	302,207
Total comprehensive income, net of taxes		1,530.8	Ps.	4,974,800	Ps.	3,237,803	Ps.	3,819,143

Total comprehensive income for the year attributable to:
Owners of the parent		854.5		2,776,768		1,999,663		2,351,354
Non-controlling interest		676.4		2,198,032		1,238,140		1,467,789
		1,530.8	Ps.	4,974,800	Ps.	3,237,803	Ps.	3,819,143

(1)	See note 2.4, “convenience translation into U.S. dollars”.

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

									Equity
	Subscribed		Additional		Appropriated		Other		attributable to		Non-
	and paid-in		paid – in		retained		comprehensive		owners of the		controlling
	capital		capital		earnings		income (OCI)		parent		interest (NCI)		Total equity
Balance at December 31, 2015	Ps.	22,281	Ps.	8,307,765	Ps.	5,699,446	Ps.	538,129	Ps.	14,567,621	Ps.	8,338,659	Ps.	22,906,280
Change in accounting policies		—		—		(7,061)		—		(7,061)		(4,870)		(11,931)
Acquisition of non-controlling interest		—		(238)		—		—		(238)		—		(238)
Dividends declared		—		—		(1,310,123)		—		(1,310,123)		(743,909)		(2,054,032)
Other comprehensive income		—		—		—		211,488		211,488		90,719		302,207
Net income		—		—		2,139,866		—		2,139,866		1,377,070		3,516,936
Balance at December 31, 2016	Ps.	22,281	Ps.	8,307,527	Ps.	6,522,128	Ps.	749,617	Ps.	15,601,553	Ps.	9,057,669	Ps.	24,659,222
Acquisition of non-controlling interest		—		(4,096)		—		—		(4,096)		—		(4,096)
Dividends declared		—		—		(1,310,124)		—		(1,310,124)		(711,578)		(2,021,702)
Other comprehensive income		—		—		—		37,249		37,249		38,121		75,370
Net income		—		—		1,962,414		—		1,962,414		1,200,019		3,162,433
Balance at December 31, 2017	Ps.	22,281	Ps.	8,303,431	Ps.	7,174,418	Ps.	786,866	Ps.	16,286,996	Ps.	9,584,231	Ps.	25,871,227
Change in accounting policies on January 1, 2018(2)		—		—		(419,304)		45,833		(373,471)		(19,647)		(393,118)
Balance at January 1, 2018	Ps.	22,281	Ps.	8,303,431	Ps.	6,755,114	Ps.	832,699	Ps.	15,913,525	Ps.	9,564,584	Ps.	25,478,109
Issuance of shares (3)		—		—		—		—		—		988,072		988,072
Dilution (4)		—		181,579		—		—		181,579		(181,579)		—
Dividends declared		—		—		(1,069,489)		—		(1,069,489)		(749,987)		(1,819,476)
Acquisition of NCI without a change in control		—		(12,674)		—		—		(12,674)		(54,483)		(67,157)
Other comprehensive income		—		—		—		(135,926)		(135,926)		(73,825)		(209,751)
Net income		—		—		2,912,694		—		2,912,694		2,271,857		5,184,551
Balance at December 31, 2018	Ps.	22,281	Ps.	8,472,336	Ps.	8,598,319	Ps.	696,773	Ps.	17,789,709	Ps.	11,764,639	Ps.	29,554,348
U.S. dollars at December 31, 2018 (1)		6.9		2,607.1		2,645.8		214.4		5,474.2		3,620.2		9,094.3

(1)	See note 2.4, “Convenience translation into U.S. dollars”.
(2)	See note 2.5 “Changes in accounting policies”.
(3)	See note 1, “Reporting entity”.
(4)	See note 26, “Non-controlling interest”.

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

		December 31,	December 31,		December 31,		December 31,
	Note	2018 US$ (1)	2018		2017 (2)		2016 (2)
Cash flows from operating activities:
Net income before tax expense		2,256.8	Ps.	7,334,141	Ps.	4,915,227	Ps.	5,573,845

Reconciliation of net income before taxes and net cash provided by operating activities:
Depreciation of tangible assets	15	147.3		478,606		463,892		455,851
Amortization of intangible assets		147.3		478,568		437,822		323,677
Impairment losses and other accounts receivable	4	1,283.7		4,171,801		4,141,573		3,006,191
Net interest income		(3,345.4)		(10,871,795)		(10,514,134)		(9,154,565)
Accrued dividends	30	(22.0)		(71,487)		(50,439)		(28,027)
Gains on non-monetary transactions		—		—		—		(195,514)
Impairment of investments in associates and joint ventures	14	34.4		111,783		140,691		9,920
Effect of change in accounting polices		—		—		—		6,179
Gains on sales of non-current assets held for sale		(4.6)		(14,862)		(6,611)		(20,659)
Gains on sale of property plant and equipment for own-use	15	(106.9)		(347,510)		—		—
Valuations and interest from Concession agreements		(979.0)		(3,181,620)		(209,936)		(180,982)
Net losses (gains) on investment securities measured at FVOCI (2017: available for sale securities)		3.8		12,284		(51,712)		(210,373)
Writedown in concessions		0.3		1,136		2,875		5,992
Impairment loss on tangible assets		1.8		5,701		4,832		1,503
Foreign exchange (gains) losses		79.5		258,353		(98,977)		247,997
Share of undistributed profit of equity accounted investees, net of tax	14	(60.8)		(197,715)		(171,964)		(140,765)
Fair value adjustments to:
Derivative financial instruments		(131.5)		(427,208)		(164,920)		(228,083)
Non-current assets held for sale	13	7.7		25,136		37,818		34,572
Investment property	15	(12.1)		(39,415)		(46,675)		(53,680)
Biological assets	15	(6.3)		(20,606)		(13,503)		(14,644)

Changes in operating assets and liabilities:
Trading assets		218.3		709,398		2,316,539		3,100,462
Increase in other accounts receivable		(194.0)		(630,394)		(804,970)		(414,734)
Increase in derivative financial instruments		67.5		219,406		49,586		241,364
Other assets		4.2		13,710		177,648		207,856
Other liabilities and provisions		848.6		2,757,733		283,036		(375,163)
Employee benefits		13.1		42,617		46,514		45,139
Loans and receivables		(2,537.2)		(8,245,223)		(14,511,561)		(10,431,269)
Customer deposits		1,220.2		3,965,382		11,460,395		9,666,367
Interbank borrowings and overnight funds		527.0		1,712,600		(1,461,985)		(3,404,291)
Borrowings from development entities		(0.2)		(680)		(2,229)		(3,131)
Borrowings from banks and others		456.1		1,482,124		514,474		146,656
Interest received		5,416.6		17,602,454		18,124,814		12,797,281
Interest paid		(2,195.8)		(7,135,811)		(8,326,553)		(7,417,620)
Income tax paid		(451.4)		(1,467,045)		(1,474,250)		(791,337)
Wealth tax and equity tax payments		—		—		(99,001)		(320,981)
Net cash provided by operating activities		2,686.8	Ps.	8,731,562	Ps.	5,108,316	Ps.	2,485,034

(1)	See note 2.4, “convenience translation into U.S. dollars”.
(2)	See note 2.5 changes in accounting policies.

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

		December 31,	December 31,		December 31,		December 31,
	Note	2018 US$ (1)	2018		2017 (2)		2016 (2)
Cash flows from investing activities:
Acquisition of property plant and equipment	15	(168.9)	Ps.	(548,984)	Ps.	(473,752)	Ps.	(814,556)
Acquisition of investment property	15	(16.7)		(54,405)		(75,817)		(56,610)
Additions of biological assets	15	(6.4)		(20,900)		(24,409)		(21,432)
Additions to investments in associates and joint ventures		—		—		—		(16)
Additions of concession arrangement rights		(143.2)		(465,273)		(610,909)		(614,514)
Additions of other intangible assets		(119.7)		(389,151)		(268,757)		(183,662)
Acquisition of FVOCI (2017 and 2016 – available-for sale-financial-assets)		(5,040.7)		(16,380,948)		(14,908,266)		(7,590,827)
Proceeds from sales of FVOCI (2017 and 2016 – available-for sale-financial-assets)		4,442.1		14,435,809		12,676,512		7,739,899
Proceeds from sales of property and equipment	15	17.3		56,346		69,793		241,598
Proceeds from sales of investment properties	15	24.9		80,854		28,431		61,786
Proceeds from sales of biological assets	15	9.9		32,239		19,775		20,670
Proceeds from sales of non-current assets held for sale		20.5		66,657		85,395		151,443
Purchases of amortized cost (2017 and 2016 — held-to-maturity) financial assets		(1,196.3)		(3,887,773)		(3,704,730)		(2,668,018)
Redemptions of amortized cost (2017 and 2016 held-to-maturity) financial assets		1,172.5		3,810,438		3,365,150		2,658,728
Dividends received from investments		63.6		206,549		171,423		125,347
Business combination, net of cash		—		—		40,093		(2,706)
Effect of loss of control of subsidiaries		3.5		11,238		—		—
Net cash (used in) provided by investing activities		(937.7)	Ps.	(3,047,304)	Ps.	(3,610,068)	Ps.	(952,870)

Cash flows from financing activities:
Dividends paid to shareholders		(347.3)		(1,128,535)		(1,307,525)		(1,260,876)
Dividends paid to non-controlling interest	26	(229.5)		(745,932)		(768,769)		(743,909)
Issuance of debt securities		337.2		1,095,892		4,548,108		5,800,085
Payment of outstanding debt securities		(350.8)		(1,139,897)		(3,913,694)		(3,728,199)
Issuance of common shares	26	304.0		988,072		—		—
Acquisition of NCI without a change in control		(20.7)		(67,157)		(4,096)		(238)
Net cash used in financing activities		(307.0)		(997,557)		(1,445,976)		66,863
Effect of foreign currency changes on cash and cash equivalents		424.0		1,377,744		91,562		(1,691,000)
Increase (decrease) in cash and cash equivalents		1,866.1		6,064,445		143,834		(91,973)
Cash and cash equivalents at beginning of year	7	6,873.4	Ps.	22,336,838	Ps.	22,193,004	Ps.	22,284,977
Cash and cash equivalents at end of year	7	8,739.5	Ps.	28,401,283	Ps.	22,336,838	Ps.	22,193,004

(1)	See note 2.4, “convenience translation into U.S. dollars”.
(2)	See note 2.5 changes in accounting policies.

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

In performing  its activities and pursuant to the corporate bylaws, Grupo Aval may (i) promote the creation of all types of companies relating to its corporate purpose; (ii) represent individuals and companies involved in similar or complementary activities; (iii) grant or receive loans with or without interest; (iv) submit its properties as collateral; (v) issue, endorse, acquire, protest, cancel, or pay bills of exchange, checks, promissory notes or any other type of financial instruments, accept or submit them as payment; (vi) acquire, sell, tax, lease or manage any kind of  assets; (vii) subscribe or acquire any kind of investments and sell or otherwise dispose of them; (viii) acquire and sell shares in companies that purse similar or complementary corporate interests ; (ix) render services in areas relating to its activities, experience and knowledge; and (x) carry out or participate, in acts and contracts relating to the aforementioned activities, enabling the exercise of rights and compliance of the obligations of The Group.

The duration of Grupo Aval set forth under the bylaws is until May 24, 2044, but the Company may be dissolved before such term expires, or it may be extended by free decision of the Grupo Aval shareholders meeting.

When preparing its consolidated financial statements, Grupo Aval Acciones y Valores S.A., directly consolidates the following entities:

Banco de Bogotá S.A.

Banco de Bogotá S.A., in which Grupo Aval holds 68.74% of the voting rights and 68.74% of the ownership interest as of December 31, 2018, was established as a bank on November 15, 1870. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Bogotá is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following table presents details of Banco de Bogotá’s most significant subsidiaries which are indirectly consolidated by Grupo Aval as of December 31, 2018:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Main local direct subsidiaries
Almaviva S.A. and its subsidiaries	Logistics services.	Bogotá, Colombia	95.81%	65.85%
Fiduciaria Bogotá S.A.	Management of trust funds.	Bogotá, Colombia	94.99%	65.29%
Porvenir S.A. and its subsidiary	Management of pension and severance funds.	Bogotá, Colombia	100%	75.67%
Main international direct subsidiaries
Leasing Bogotá Panamá S.A.	Holding company of BAC Credomatic Inc.	Panamá, Republic of Panamá	100%	68.74%
Banco de Bogotá Panamá S.A.	Commercial banking services.	Panamá, Republic of Panamá	100%	68.74%
Main indirect subsidiaries
BAC Credomatic Inc.	Holding company in charge of managing the banking and related subsidiaries in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá, among others. (Subsidiary of Leasing Bogotá Panamá S.A.).	Panamá, Republic of Panamá	100%	68.74%

Banco de Occidente S.A.

Banco de Occidente S.A., in which Grupo Aval holds 72.27% of the voting rights and 72.27% of the ownership interest  as of December 31, 2018, was established as a banking entity on September 8, 1964, It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Occidente is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco de Occidente’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as of December 31, 2018:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Banco de Occidente (Panamá). S.A.	Commercial banking services.	Panamá, Republic of Panamá	95.00%	68.66%
Fiduciaria de Occidente S.A.	Management of trust funds.	Bogotá, Colombia	99.99%	70.76%
Occidental Bank Barbados Ltd.	Commercial banking services.	Barbados	100%	72.27%

Banco Popular S. A.

Banco Popular S. A., in which Grupo Aval holds 93.74% of the voting rights and 93.74% of the ownership interest as of December 31, 2018, was established as a banking entity on July 5, 1950. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. Its commercial purpose is to participate in and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following table presents the details of Banco Popular’s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2018:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Alpopular S.A.	Conservation and custody of documents; transportation of products at national and international levels.	Bogotá, Colombia	71.10%	66.65%
Fiduciaria Popular S.A.	Management of trust funds.	Bogotá, Colombia	94.85%	88.91%

Banco Comercial AV Villas S. A.

Banco Comercial AV Villas S. A., in which Grupo Aval holds 80.37% of the voting rights and 79.87% of the ownership interest as of December 31, 2018, was incorporated as a banking entity on November 24, 1972. It was authorized to operate under the terms of the renewal resolution No. 3352 dated August 21, 1992 issued by the Superintendency of Finance. The commercial purpose of Banco AV Villas is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements imposed by Colombian laws and regulations.

The following table presents the details of Banco AV Villas’ most significant subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2018:

Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
A Toda Hora S.A. ATH	ATM network services and maintenance and software development	Bogotá, Colombia	100%	78.90%

Corporación Financiera Colombiana S.A. – Corficolombiana S.A.

Corficolombiana S.A., in which Grupo Aval holds 52.96% of voting rights and 38.25% of the ownership interest as of December 31, 2018 is a merchant bank authorized to operate by the Superintendency of Finance by the resolution of October 18, 1961. Corficolombiana´s core business is the active management of an equity portfolio through controlling and non-controlling investments in key strategic sectors, including infrastructure, energy and gas, agriculture and hotels among, others.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following table presents the details of Corficolombiana´s most significant subsidiaries which are indirectly consolidated by Grupo Aval, at December 31, 2018:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Casa de Bolsa S.A.	Brokerage firm	Bogotá, Colombia	97.30%	61.18%
Colombiana de Licitaciones y Concesiones S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	38.25%
Concesionaria Nueva Vía Al Mar S.A.S.	Infrastructure projects.	Cali, Colombia	100%	38.25%
Concesionaria Vial Del Pacifico S.A.S.	Infrastructure projects.	Sabaneta Antioquia	89.90%	34.38%
Estudios y Proyectos del Sol S.A.S. and its subsidiaries	Infrastructure projects.	Bogotá, Colombia	100%	38.25%
Estudios, Proyectos e Inversiones de los Andes S.A. and its subsidiaries	Infrastructure projects.	Bogotá, Colombia	99.98%	38.24%
Fiduciaria Corficolombiana S.A.	Management of trust funds.	Bogotá, Colombia	100%	38.25%
Hoteles Estelar S. A. and its subsidiaries	Construction and operation of hotels, directly or by third parties, in Colombia and abroad.	Bogotá, Colombia	84.96%	32.49%
Leasing Corficolombiana S.A.	Financial services	Bogotá, Colombia	100%	38.25%
Organización Pajonales S. A. and its subsidiaries	Investment and promotion of agricultural, livestock, forestry and agro industrial companies.	Bogotá, Colombia	99.35%	38.00%
Plantaciones Unipalma de los Llanos S.A.	Development, production and sale of African palm products.	Bogotá, Colombia	54.53%	20.86%
Promigas S.A. E.S.P. and its subsidiaries	Transportation and distribution of natural gas.	Barranquilla, Colombia	50.88%	19.46%
Proyectos de Infraestructura S.A. – PISA and its subsidiaries	Infrastructure projects.	Cali, Colombia	88.25%	33.75%

On September 5, 2018, Corficolombiana issued 40,000,000 common shares and 1,529,542 preferred shares without voting rights. The total amount of this issue was Ps. 988,072. Neither Grupo Aval nor its subsidiaries exercised their right of preferential subscription of common shares. As a result, Grupo Aval’s stake in Corficolombiana was diluted as follows:

	Total voting rights held by	Total ownership interest
	Grupo Aval	held by Grupo Aval
Before the issuance	62.42%	44.79%
After the issuance	52.96%	38.25%

Grupo Aval transferred its preferential subscription rights to all of its shareholders.

Grupo Aval Limited

Grupo Aval Limited is a subsidiary of Grupo Aval in Cayman Islands. It was established on December 29, 2011. Grupo Aval Limited is a limited liability company registered with the Assistant of the Registrar of Companies of Cayman Islands under registry number MC‑265169, with its Main Office located in Ugland House, South Church Street, George Town, Grand Cayman KY1‑1104. It was constituted as a special purpose vehicle for issuing foreign debt.

Grupo Aval International Limited

Grupo Aval International Limited is a subsidiary of Grupo Aval in Cayman Islands and was established on October 8, 2012. Grupo Aval International Limited is a limited liability company registered with the Assistant of the Registrar of

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Companies of Cayman Islands under registry number MC‑272253, with its Main Office located in Ugland House, South Church Street, George Town, Grand Cayman KY1‑1104.

Other dispositions

Grupo Aval and its Colombian subsidiaries are subject to the following restrictions to transfer profits or perform transactions, in accordance with the legal requirements in Colombia:

•	Before distributing any dividends to their shareholders, the companies should assign 10% of their profits to a legal reserve until the reserve equals 50% of paid-in capital.
•

The Subsidiaries operating in the financial sector may not grant loans to other companies of Grupo Aval that exceed 10% of their regulatory capital if the loan is unsecured or 25% if it is granted with an acceptable security or third party guarantee, as per Superintendency of Finance rules. There is an exception to this rule that extends the maximum quota up to 25% (without guarantee) when it comes to loans to 4G infrastructure projects.

•	Pursuant to article 2.1.2.1.8 of Decree 2555 of 2010, banks in Colombia have a lending limit of 30% of their regulatory capital with respect to loans granted to financial entities.

Foreign subsidiaries of Grupo Aval do not have any restriction to transfer dividends to the parent company, except for the legal reserve mentioned above. Lending operations in general have restrictions similar to those of banks in Colombia, as described above.

Grupo Aval and its subsidiaries do not have significant restrictions on their ability to access or use their assets and settle their liabilities other than those resulting from the supervisory frameworks within which subsidiaries of the financial sector operate. The supervisory frameworks require subsidiaries of the financial sector to keep certain levels of regulatory capital (see note 4.4) and liquid assets (see note 4.3), limit their exposure to other parts of Grupo Aval and its subsidiaries and comply with other ratios.

NOTE 2 – BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Grupo Aval have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on the basis of historical cost, except for financial assets at Fair Value Through Profit or Loss (“FVTPL”), at Fair Value Through Other Comprehensive Income (“FVOCI”) (2017: available-for-sale), derivative financial instruments, investment properties, assets held for sale and biological assets which are measured at fair value. Additionally, non-current assets held for sale are measured at the lower value of their carrying value at the time of transfer and fair value, minus estimated costs of disposal and employee benefits which are measured at the present value of the defined benefit obligation (see note 2.24).

The consolidated financial statements were authorized for issuance by the Audit Committee on April 11, 2019.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following are the main accounting policies applied in preparing the consolidated financial statements of Grupo Aval as of December 31, 2018, 2017 and, 2016

2.1          Basis of preparation

a)Presentation of Consolidated Financial Statements

The consolidated financial statements are prepared as follows:

•

The consolidated statement of financial position presents the company´s assets and liabilities based on liquidity since it provides reliable and more relevant information, than separate current and non-current classifications.

•

The consolidated statements of income and other comprehensive income are presented separately. The Consolidated Statement of Income is presented according to their nature, as this method provides reliable and more relevant information.

•

The consolidated statement of cash flows is presented using the indirect method. Accordingly, net cash flows from operating activities are determined by reconciling profit before taxes, with the effects of non-cash items, net changes in assets and liabilities from operating activities, and for any other effects that are not classified as investing or financing activities. Revenue and expenses due to interest received and paid are part of operating activities.

b)Consolidated financial statements

Grupo Aval prepares its consolidated financial statements incorporating its controlled entities. Grupo Aval controls an investee if and only if it complies with the following elements:

•	Power over the investee entitling Grupo Aval to direct any relevant activities that significantly affect the investee's performance.
•	Exposure, or rights to variable returns from its involvement with the investee.
•	Ability to affect those returns through its power over the investee.

In order to comply with this requirement, Grupo Aval carries out an annual reassessment of all its contractual relationships. No new entities are required to be consolidated as a result of this process, including no structured entities.

The financial statements of subsidiaries Grupo Aval´s are included in the consolidated financial statements since the date on which Grupo Aval acquires control until the date on which control is lost.

During the consolidation process, Grupo Aval combines the assets, liabilities and profits or losses of those entities under control, previously aligning the accounting policies in all the subsidiaries. Such process includes eliminating intra-group balances and transactions and any unrealized and realized income and expense (except for foreign currency translation gains or losses, taxes are not subject of elimination) arising from intra-group transactions. Unrealized and realized losses are eliminated in the same way as unrealized and realized gains but only to the extent that there is no evidence of impairment. Non-controlling interest is presented in the consolidated statement of financial position of Grupo Aval separately from that attributable to owners of the parent company.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

For consolidation purposes, the statements of financial position and income of Grupo Aval´s foreign subsidiaries are translated to Colombian pesos, as follows:

•	Assets and liabilities are translated at the closing exchange rate at the reporting date;
•	Income, expense and cash flows of foreign operations are translated at monthly average exchange rates since those averages approximate the exchange rates of each specific transaction;
•

All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, except to the extent that the translation difference is allocated to non-controlling interests.

c)Investments in associates

Associates are companies in which Grupo Aval has significant influence but not control and are accounted for under the equity method. They are presented in the statement of financial position as “Investments in associates and joint ventures” (additionally see Note 2.1 “d) Joint arrangements”). Grupo Aval exercises significant influence over another entity if it owns, directly or indirectly, 20% or more of the voting power of the investee, unless it is clearly evidenced that such influence does not exist. Under the equity method, investments in associates are initially recognized at cost and subsequently adjusted by Grupo Aval´s share in the associates income and other comprehensive income with credit or charge to Grupo Aval’s profit or loss account and other comprehensive income, respectively of the net income, and other comprehensive income of the investee.

Dividends received from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Grupo Aval´s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, Grupo Aval does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between Grupo Aval and its associates are eliminated to the extent of Grupo Aval’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by Grupo Aval.

The carrying amount of associates is tested for impairment.

d)Joint arrangements

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

Grupo Aval recognizes joint operations in the consolidated financial statements based on their proportional and contractual participation in each of the assets, liabilities and profit or loss of the contract or entity wherein the agreement is held. Grupo Aval recognizes joint ventures through the equity method, in the same manner as investments in associates.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

2.2           Functional currency

Considering that the majority of the operation, generation and use of cash of Grupo Aval is in Colombian pesos, the Colombian peso is the currency that most accurately represents the economic environment of Grupo Aval’s operations, both for the consolidated financial statements and for the parent company. Foreign subsidiaries have functional currencies different from the Colombian peso, which are translated to Colombian pesos for presentation purposes.

2.3          Transactions in foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies in terms of historical costs are measured using the exchange rate at the transaction date. Financial instruments measured at fair value are converted using the exchange rate at the date the fair value was determined. Profits or losses resulting from the translation process are recognized in profit or loss, except for financial instruments designated as hedging instruments.

As of December 31, 2018, and 2017, the representative market rates as computed and certified by the Superintendency of Finance (for the U.S. $ which is the most representative foreign currency for Grupo Aval´s transactions) were Ps. 3,249.75 and Ps. 2,984.00 per U.S. $1, respectively.

2.4          Convenience translation into U.S. dollars

The presentation currency of Grupo Aval´s consolidated financial statements is the Colombian Peso. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, dividing the Colombian peso amounts by the exchange rate of Ps. 3,249.75 per US$1.00, which is the market exchange rate as of December 31, 2018, as calculated and certified by the Central Bank of Colombia. The use of this methodology in translating Colombian pesos into U.S. dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Colombian peso amounts actually represent or have been, or the amount that could be converted into U.S. dollars at that rate or any other rate.

2.5          Changes in accounting policies

The following table summarizes the impact, net of taxes, of the adoption of IFRS 15 and IFRS 9 in the statement of financial position as of January 1, 2018.

		Impact of
	Reference	the adoption

IFRS 15 Revenue from contracts with customers	A	Ps.	391,281
IFRS 9 Financial Instruments	B		(784,399)
Net impact at January 1, 2018		Ps.	(393,118)

A.       IFRS 15 “Revenue from contracts with customers”

Grupo Aval has adopted Revenue from Contracts with Customers IFRS 15 using the cumulative effect method, with the effect of initial adoption recognized on January 1, 2018. Accordingly, the information presented for 2017 and 2016, has not been restated – i.e. it is presented, as previously reported, under – IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 12 “Service Concession Arrangements” and related interpretations. Additionally, the disclosure requirements in IFRS 15 have not generally been applied to comparative information.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following table summarizes the impact net of taxes, of the adoption of IFRS 15 in the statement of financial position as of January 1, 2018.

	Impact of the adoption of IFRS 15
	as of January 1, 2018
Operation and construction services (Concessions) (i)
Commissions related to funding (see note 16)	Ps.	12,744
Contract liability (see note 24)		(531,804)
Financial assets (see note 16)		450,878
Intangible assets (see note 16)		619,949
Deferred tax effect		(181,680)
		370,087

Customer loyalty programs (ii)
Customer loyalty programs		32,232
Deferred tax effect		(11,038)
		21,194
Net impact retained earnings at January 1, 2018	Ps.	391,281

The main revenue streams impacted by the adoption of IFRS 15, including a description of the accounting policy change, are described below:

i.Operation and construction services (Concessions)

IFRS 15 (see note 2.29 (iii)) incorporates elements related to revenue recognition, such as: a) performance obligations; b) the interest rates of significant financing components; c) the distribution of income among the different performance obligations; and d) the determination of methods for measuring the progress of performance obligations that are met over time.

The impact was mainly done to: a) a change in the discount rates applied in the determination of the significant financing components which; under IFRS 15, are directly associated to the risk characteristics of the counterparty of the concessions agreements (i.e. Government), b) the amounts of revenue allocated to the different performance obligations identified in the concession agreements (mainly construction, and operation and maintenance); and c) changes in the methodologies for measuring the progress of performance obligations.

ii.Customer loyalty programs

Under IAS 18 / IFRIC 13 consideration was allocated to the loyalty program based on the fair value of the loyalty points and the remaining consideration was allocated to the products or services. Under IFRS 15, the transaction price is allocated between the performance obligations based on the relative standalone selling prices of each performance obligation. Therefore, for customer loyalty points a lower level of revenue is deferred according to IFRS 15 than under IAS 18.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

B.          IFRS 9 “Financial Instruments”

The following table summarizes the impact, net of tax, of our transition to IFRS 9 on the opening balance of reserves and retained earnings and Other Comprehensive Income (“OCI”) as of January 1, 2018 (for a description of the transition method, see (iv) below).

		Impact of adopting IFRS 9 on opening balance of:
		Reserves and				Total
	reference	retained earnings		OCI		equity
Recognition of changes in measurement due in classification under IFRS 9	i.	Ps.	—	Ps.	71,229	Ps.	71,229
Recognition of expected credit losses under IFRS 9	ii.		(1,255,060)		56,198		(1,198,863)
Impact on equity method due to impairment of other accounts receivable from associates	ii		—		(3,691)		(3,691)
Deferred tax effect			366,650		(19,725)		346,926
Impact as of January 1, 2018		Ps.	(888,411)	Ps.	104,011	Ps.	(784,399)

The details of the significant new accounting policies and the nature and effect of the changes in accounting policies that resulted from the adoption of IFRS 9 were applied retrospectively, as detailed below.

Grupo Aval has followed the exemption of IFRS 9 not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements resulting from the adoption of the new standard. Therefore, differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as of January 1, 2018. Accordingly, the information presented for 2017 does reflect the requirements of IAS 39.

i.   Classification and Measurement of Financial Assets and Liabilities

IFRS 9 contains three classification categories for financial assets: measured at amortized cost, Fair Value Through Other Comprehensive Income (“FVOCI”) and Fair Value Through Profit or Loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

The adoption of IFRS 9 has not had a significant effect on Grupo Aval’s accounting policies related to financial liabilities and derivative financial instruments (for derivatives that are used as hedging instruments, see (iii)).

For an explanation of how Grupo Aval classifies and measures financial instruments and accounts for related gains and losses under IFRS 9, see Note 2.6(ii).

The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of Grupo Aval’s financial assets and financial liabilities as of January 1, 2018.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Financial assets

		New	Carrying
		classification	amount						Carrying
	Original classification	under	under				Remeasurement		amount under
	under IAS 39	IFRS 9	IAS 39		Reclassification (1)		impact to OCI		IFRS 9
Cash and cash equivalents	Loans and receivables	Amortized cost	Ps.	22,336,838	Ps.	—	Ps.	—	Ps.	22,336,838
Debt securities	Held-for-trading	Amortized cost		—				—		—
		FVTPL		2,650,536		—		—		2,650,536
		FVOCI		—		—		—		—
	Available-for-sale	Amortized cost		—		—		—		—
		FVTPL mandatory (*)		8,256		—		—		8,256
		FVOCI		17,781,871		—		—		17,781,871
	Held to maturity	Amortized cost		2,899,039		—		—		2,899,039
		FVTPL		—		—		—		—
		FVOCI		—		—		—		—
Equity securities	Held-for-trading	FVTPL		2,149,160		—		—		2,149,160
		FVOCI		—		—		—		—
	Available-for-sale	FVTPL		—		—		—		—
		FVOCI		824,033		41,790		71,229		937,054
Derivatives	Held-for-trading	FVTPL		328,392		—		—		328,392
	Hedging instrument	Hedging instrument		55,261		—		—		55,261
Loans and leases receivables	Loans and receivables	Amortized cost		166,372,776		—		—		166,372,776
		FVTPL		—		—		—		—
Other receivables	Loans and receivables	Amortized cost		3,680,116		—		—		3,680,116
Assets under concession contracts	Loans and receivables	Amortized cost		786,018		—		—		786,018
	Designated as at FVTPL	FVTPL		2,282,611		—		—		2,282,611
Total financial assets			Ps.	222,154,907	Ps.	41,790	Ps.	71,229	Ps.	222,267,926

Financial liabilities

			Original
		New	carrying
		classification	amount						New carrying
	Original classification	under	under						amount under
	under IAS 39	IFRS 9	IAS 39		Reclassification		Remeasurement		IFRS 9
Deposits	Other financial liabilities	Amortized cost	Ps.	154,885,224	Ps.	—	Ps.	—	Ps.	154,885,224
Financial liabilities	Other financial liabilities	Amortized cost		45,276,036		—		—		45,276,036
Derivatives	Held-for-trading	FVTPL		298,665		—		—		298,665
	Hedging instrument	Hedging instrument		13,464		—		—		13,464
Total financial liabilities			Ps.	200,473,389	Ps.	—	Ps.	—	Ps.	200,473,389

(*)    After the adoption of IFRS 9, certain investment securities were classified as at FVTPL because the contractual cash flows of these securities are not Solely Payments of Principal and Interest (“SPPI”) on the principal outstanding. The reclassified assets include certain asset-backed securities whose exposure to credit risk is higher than the exposure to credit risk of the underlying pool of financial assets.

(1)    Reclassification from other assets, measured at cost as of December 31, 2017.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

ii.   Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39 – see Note 2.6(ix).

For assets within the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. Grupo Aval has determined that the application of IFRS 9’s impairment requirements as of January 1, 2018 results in an additional impairment allowance recognition as follows:

Loss allowance as of December 31, 2017 under IAS 39	Ps.	(5,875,018)
Additional impairment recognized as of January 1, 2018 on:
Loans		(1,163,009)
Credit Commitments		(16,217)
Other accounts receivable		(18,907)
Impact on equity method investees due to impairment of other accounts receivable from associates		(3,691)
Debt securities measured at amortized cost		(672)
Other financial assets		(58)
Loss allowance as of January 1, 2018 under IFRS 9	Ps.	(7,077,572)

Recognition of expected credit losses under IFRS 9 for debt financial assets at FVOCI impacts OCI and retained earnings at the same time, therefore the net impact on total equity is zero. The table below shows the impact on retained earnings from impairment:

Impairment loss due to credit risk as of December 31, 2017 under IAS 39	Ps.	(71,708)
Additional impairment recognized as of January 1, 2018 on:
Debt securities measured at FVOCI		(56,198)
Loss allowance as of January 1, 2018 under IFRS 9	Ps.	(127,906)

Additional information about how Grupo Aval measures the allowance for impairment is described in Note 4(4.1).

iii.   Hedge Accounting

When initially applying IFRS 9, Grupo Aval may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in Chapter 6 of IFRS 9. Grupo Aval has elected to continue to apply IAS 39.

iv.   Transition

Changes in accounting policies resulting from the adoption of IFRS 9 are generally applied retrospectively, except as described below.

•	Grupo Aval applied the exemption allowing not to restate comparative information for prior periods with respect to classification and measurement changes (including impairment).
•

Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized in retained earnings and reserves as of January 1, 2018. The following assessments were performed on the basis of the facts and circumstances that exist at the date of initial application:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

•	The determination of the business model within which a financial asset is held.
•	The designation and revocation of previous designations of certain financial assets and financial liabilities as measured at FVTPL.
•	The designation of certain investments in equity instruments not held for trading as at FVOCI.
•	If a debt investment security has low credit risk at January 1, 2018, then Grupo Aval determined that the credit risk on the asset has not increased significantly since initial recognition.

2.6         Financial assets and financial liabilities

i.          Recognition and initial measurement

Grupo Aval initially recognizes loans and advances, deposits, debt securities issued and subordinated liabilities on the date on which they are originated. All other financial instruments (including regular-way purchases and sales of financial assets) are recognized on the trade date, which is the date in which Grupo Aval becomes a party to the contractual provisions of the instrument.

A financial asset or financial liability is measured initially at fair value and in addition for instruments at amortized cost or FVOCI, incorporates transaction costs that are directly attributable to its acquisition or issuance.

ii.          Classification

Financial assets - Policy applicable starting January 1, 2018

On initial recognition, a financial asset is classified as: amortized cost, Fair Value Through Other Comprehensive Income (“FVOCI”) or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	The asset is held within a business model in which the objective is to hold assets to collect contractual cash flows; and
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt instrument is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

•	The asset is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets; and
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, Grupo Aval may irrevocably elect to present subsequent changes in fair value in Other Comprehensive Income (“OCI”). This election is made on an investment-by-investment basis.

All other financial assets are classified as measured at FVTPL.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Business model assessment

Grupo Aval makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

•

The expected policies and objectives for the portfolio and the actual application of them. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;

•	How the performance of the portfolio is evaluated and reported to Grupo Aval’s management;
•	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and
•

The frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and its expectations about future sale activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how Grupo Aval’s stated objective for managing the financial assets is achieved and how cash flows are realized.

Financial assets that are held for trading and whose performance is evaluated on a fair value basis are measured at FVTPL because they are neither held to collect contractual cash flows nor held both to collect contractual cash flows and to sell financial assets.

Assessment whether contractual cash flows are solely payments of principal and interest (SPPI)

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, Grupo Aval considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making the assessment, Group Aval considers:

•	Contingent events that would change the amount and timing of cash flows;
•	Leverage covenants;
•	Prepayment and extension terms;
•	Terms that limit Grupo Aval’s claim to cash flows from specified assets; and
•	Features that modify consideration of the time value of money.

Interest rates on certain corporate and retail loans originated by Grupo Aval are pegged to standard variable rates (SVRs) generally used in each country where Grupo Aval operates and includes a discretional spread. In Colombia, the SVRs are based on the DTF or IBR rates which are calculated weekly by the Central Bank based on information collected from the Colombian financial system, plus a discretionary spread, and in the case of loans in foreign currency Grupo Aval uses Libor interest rates plus a discretionary spread. In these cases, Grupo Aval will assess whether the discretionary feature is consistent with the SPPI criteria by considering a number of factors, including whether:

•	Borrowers are able to prepay the loans without significant penalties,
•	Market competition ensures that interest rates are consistent between banks; and

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

•	Any regulatory or customer protection framework is in place that requires banks to treat customers fairly.

A prepayment feature is consistent with the SPPI criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract.

In addition, a prepayment feature is treated as consistent with this criterion if a financial asset is acquired or originated at a premium or discount to its contractual par amount, and the prepayment amount substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination), and the fair value of the prepayment feature is insignificant upon initial recognition.

Financial assets - Policy applicable until December 31, 2017

For accounting purposes, financial assets were classified at initial recognition into four categories:

•	Fair value through profit or loss:
(i)	Held for trading financial assets acquired to generate short term profits or that were part of a portfolio of financial instruments managed together for that purpose.
(ii)

Some financial assets under concessions contracts were included in this category in order to obtain more relevant information, either because this eliminated or significantly reduced recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or recognizing the gains or losses on them on different bases, in accordance with a documented risk management or investment strategy, and information was provided on that basis to Grupo Aval’s key management personnel. This classification adequately reflected the present market expectations over future costs comprising the amount of the concession to be negotiated with the different Colombian Government, upon the termination of the concession or its renewal.

•	Held-to-maturity Investments: These were debt securities with fixed or determinable payments and a fixed maturity date, which Grupo Aval intended and had the ability to hold to maturity.
•	Loans and receivables: These were financial assets of fixed or determinable payments that were not quoted in active markets and were not classified as either trading or available-for-sale.
•	Available-for-sale: These were financial assets that were designated initially as available-for-sale and are those not classified as loans and receivables, or as held-to-maturity investments.

Financial liabilities

Grupo Aval classified its financial liabilities, other than derivatives, financial guarantees and loan commitments, as measured at amortized cost.

iii.          Reclassifications

Financial asset - Policy applicable starting January 1, 2018

Financial assets are not reclassified subsequent to their initial recognition, except in the period after Grupo Aval’s entities changes its business model for managing financial assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Financial asset - Policy applicable until December 31, 2017

Subsequent to their initial classification, financial assets shall not be reclassified to other categories, except for special circumstances. In the event of such circumstances, transfers were accounted for as follows:

•	From the category “fair value through profit or loss” to other categories: assets were recognized at their fair value.
•

From available-for-sale to held-to-maturity investment: the fair value amount recognized immediately before the reclassification to held-to-maturity category became the basis for the amortized cost. In reclassification of an asset with a fixed maturity, any gain or loss previously recognized in other comprehensive income (OCI) and the difference between the newly established amortized cost and the maturity amount were both amortized over the remaining term of the financial asset using the effective interest rate method. However, any gain or loss previously recognized in other comprehensive income were immediately reclassified from equity to profit or loss if the asset is subsequently impaired. For a financial asset with no stated maturity, any gain or loss previously recognized in other comprehensive income were reclassified from equity to profit or loss when the financial asset is disposed of or impaired.

•	From held-to-maturity investment to available-for-sale: the difference between the amortized cost and fair value as of the reclassification date were recognized in other comprehensive income.

iv.          Derecognition

Financial assets

Grupo Aval derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire (see also (v)), or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which Grupo Aval neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognized in profit or loss.

From 1 January 2018 any cumulative gain/loss recognized in OCI in respect of equity investment securities designated as at FVOCI is not recognized in profit or loss on derecognition of such securities, as explained in (2.11). Any interest in transferred financial assets that qualify for derecognition that is created or retained by Group Aval is recognized as a separate asset or liability.

Grupo Aval enters into transactions whereby it transfers assets recognized on its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities lending and sale-and-repurchase transactions.

When assets are sold to a third party with a concurrent total rate of return swap on the transferred assets, the transaction is accounted for as a secured financing transaction similar to sale-and repurchase transactions, because Grupo Aval retains all or substantially all of the risks and rewards of ownership of such assets.

In transactions in which Grupo Aval neither retains nor transfers substantially all of the risks and rewards of ownership of a financial asset and it retains control over the asset, Grupo Aval continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

In certain transactions, Grupo Aval retains the obligation to service the transferred financial asset for a fee. The transferred asset is derecognized if it meets the derecognition criteria. An asset or liability is recognized for the servicing contract if the servicing fee is more than adequate (asset) or is less than adequate (liability) for performing the servicing.

Financial liabilities

Grupo Aval derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

v.          Modifications of financial assets and financial liabilities

Financial assets

Policy applicable starting January 1, 2018

If the terms of a financial asset are modified, then Grupo Aval assesses whether the cash flows of the modified asset are substantially different.

If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized (see (iv)) and a new financial asset is recognized at fair value plus any eligible transaction costs. Any fees received as part of the modification are accounted for as follows:

•	Fees that are considered in determining the fair value of the new asset and fees that represent reimbursement of eligible transaction costs are included in the initial measurement of the asset; and
•	Other fees are included in profit or loss as part of the gain or loss on derecognition.

If cash flows are modified when the borrower is in financial difficulties, then the objective of the modification is usually to maximize recovery of the original contractual terms rather than to originate a new asset with substantially different terms. If Group Aval plans to modify a financial asset in a way that would result in foregoing of cash flows, then it first considers whether a portion of the asset should be written off before the modification takes place (see below for write‑off policy). This approach impacts the result of the quantitative evaluation and means that the derecognition criteria are not usually met in such cases.

If the modification of a financial asset measured at amortized cost or FVOCI does not result in derecognition of the financial asset, then Grupo Aval first recalculates the gross carrying amount of the financial asset using the original effective interest rate of the asset and recognizes the resulting adjustment as a recovery or impairment through in the Consolidated Statement of Income. For floating-rate financial assets, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs or fees incurred, and fees received as part of the modification adjust the gross carrying amount of the modified financial asset and are amortized over the remaining term of the modified financial asset.

Policy applicable until December 31, 2017

Troubled debt restructured loans were those that had collection problems in which Grupo Aval granted the debtor a modification that it would not otherwise consider. These modifications generally involved interest rate reductions, extension of deadlines for payment or reductions in the balance due to a troubled debt loan.

If the terms of a financial asset were renegotiated or modified or an existing financial asset were replaced with a new one due to financial difficulties of the borrower, then an assessment were performed of whether the financial asset should be

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

derecognized. If the cash flows of the renegotiated asset were substantially different, then the contractual rights to cash flows from the original financial asset were deemed to have expired. In this case, the original financial asset was derecognized, and the new financial asset was recognized at fair value. The impairment loss before an expected restructuring was measured as follows.

•

If the expected restructuring not resulted in derecognition of the existing asset, then the estimated cash flows arising from the modified financial asset were included in the measurement of the existing asset and based on their expected timing and amounts were discounted at the original effective interest rate of the existing financial asset.

•

If the expected restructuring not resulted in derecognition of the existing asset, then the expected fair value of the new asset was treated as the final cash flow from the existing financial asset at the time of its derecognition. This amount was discounted from the expected date of derecognition to the reporting date using the original effective interest rate of the existing financial asset.

Financial liabilities

Grupo Aval derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in the Consolidated Statement of Income.

If the modification of a financial liability measured at amortized does not result in derecognition of the financial liability, then Grupo Aval first recalculates the gross carrying amount of the financial liability using the original effective interest rate of the liability and recognizes the resulting adjustment as interest expense through in the Consolidated Statement of Income. For floating-rate financial assets, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs or fees incurred, and fees received as part of the modification adjust the gross carrying amount of the modified financial liability and are amortized over the remaining term of the modified financial liability.

vi.          Offsetting

Financial assets and liabilities are offset, and the net amount is recognized in the consolidated statement of financial position, when there is a legally enforceable right to offset recognized amounts and management intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains and losses arising from a group of similar transactions such as in Grupo Aval’s trading activity.

vii.          Fair value measurement

‘Fair value’ is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which Grupo Aval has access at that date.

When one is available, Grupo Aval measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. If Grupo Aval determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized the Consolidated Statement of Income on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

Portfolios of financial assets and financial liabilities that are exposed to market risk and credit risk that are managed by Grupo Aval on the basis of the net exposure to either market or credit risk are measured on the basis of a price that would be received to sell a net long position (or paid to transfer a net short position) for the particular risk exposure. Portfolio-level adjustments – e.g. bid-ask adjustment or credit risk adjustments that reflect the measurement on the basis of the net exposure – are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each of the individual instruments in the portfolio.

The fair value of a financial liability with a demand feature (e.g. a demand deposit) is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid.

Grupo Aval recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.  See Note 5.

viii.          Repurchase agreements and reverse repurchase agreements

Purchases of financial instruments under a non-optional resale agreement are measured at fair value and recognized as financial assets in the consolidated statement of financial position under loans and receivables to credit institutions.

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

After January 1, 2018, retained interests (i.e. the assets that collateralize the repurchase agreements) are primarily classified as fair value through OCI and measured at fair value.

Until December 31, 2017, retained interests were primarily classified as available-for-sale investment securities and measured at fair value.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

ix.          Impairment of financial assets

Policy applicable starting January 1, 2018

Grupo Aval recognizes loss allowances for Expected Credit Losses – “ECL” on the following financial instruments that are not measured at FVTPL:

•	Debt instruments;
•	Loans and lease receivables;
•	Financial guarantee contracts issued;
•	Loan commitments issued, and
•	Other accounts receivable

No credit impairment loss is recognized on equity investments.

Grupo Aval measures loss allowances at an amount equal to lifetime ECL (Stage 2 and stage 3), except for the following, for which they are measured as 12‑month ECL (Stage 1):

•	Debt investment securities that are determined to have low credit risk at the reporting date; and
•	Other financial instruments (other than loans and lease receivables) on which credit risk has not increased significantly – “SICR” from their initial recognition.

A financial asset is classified as a low credit risk asset if the issuer is related to an investment grade credit rating.

12‑month ECL are the portion of ECL that result from default events on a financial instrument that are possible within the 12 months after the reporting date.

Measurement of ECL

Measurement of ECL is described in Note 4(4.1.5 Amounts arising from ECL).

Modified Financial Assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced with a new one due to financial difficulties of the borrower, then an assessment is made of whether the financial asset should be derecognized (see (iv)) and ECL are measured as follows.

•

If the restructuring is not expected to result in derecognition of the existing asset, then the expected cash flows arising from the modified financial asset are included in calculating the cash shortfalls from the existing asset (see Note 4(4.1.1)).

•

If the restructuring is expected to result in derecognition of the existing asset, then the expected fair value of the new asset is treated as the final cash flow from the existing financial asset at the time of its derecognition. This amount is included in calculating the cash shortfalls from the existing financial asset that are discounted from the expected date of derecognition to the reporting date using the original effective interest rate of the existing financial asset.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Credit-impaired financial assets

At each reporting date, Grupo Aval assesses whether financial assets carried at amortized cost and debt financial assets carried at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	Significant financial difficulty of the borrower or issuer;
•	A breach of contract such as a default or past due event;
•	The restructuring of a loan or advance by Grupo Aval on terms that Grupo Aval’ entities would not consider otherwise;
•	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
•	The disappearance of an active market for a security because of financial difficulties.

A loan that has been renegotiated due to a deterioration in the borrower’s condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has reduced significantly and there are no other indicators of impairment. In addition, a loan that is overdue for 90 days (for mortgage is overdue for 180 days) or more is considered impaired.

In making an assessment of whether an investment in sovereign debt is credit-impaired, Grupo Aval considers the following factors.

•	The market’s assessment of creditworthiness as reflected in the bond yields.
•	The rating agencies’ assessments of creditworthiness.
•	The country’s ability to access the capital markets for new debt issuance.
•	The probability of debt being restructured, resulting in holders suffering losses through voluntary or mandatory debt forgiveness; and
•

The international support mechanisms in place to provide the necessary support as ‘lender of last resort’ to that country, as well as the intention, reflected in public statements, of governments and agencies to use those mechanisms. This includes an assessment of the depth of those mechanisms and, irrespective of the political intent, whether there is the capacity to fulfil the required criteria.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for ECL are presented in the statement of financial position as follows:

•	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the assets;
•	Loan commitments and financial guarantee contracts: generally, as “other provisions”;
•

Where a financial instrument includes both a drawn and an undrawn component, and Grupo Aval cannot identify the ECL on the loan commitment component separately from those on the drawn component: Grupo Aval presents a combined loss allowance for both components. The combined amount is presented as a deduction from the gross carrying amount of the drawn component. Any excess of the loss allowance over the gross amount of the drawn component is presented as an “other provision”; and

•

Debt instruments measured at FVOCI: no loss allowance is recognized in the statement of financial position because the carrying amount of these assets is their fair value. However, the loss allowance is disclosed and is recognized as part of the net movement recognized in the fair value reserve.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Write-off

Loans and debt securities are written off (either partially or in full) when there is no realistic prospect of recovery. This is generally the case when Grupo Aval determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Recoveries of amounts previously written off are included in “impairment losses (recoveries) on financial assets” in the Consolidated Statement of Income.

Financial assets that are written off could still be subject to enforcement activities in order to comply with the Grupo Aval’s procedures for recovery of amounts due.  The contractual amount outstanding on the financial assets that were written off during the reporting period  are disclosed in note 4.1.5 Amounts arising from ECL; Loss Allowance reconciliation tables.

Policy applicable until December 31, 2017

Grupo Aval assessed whether there was objective evidence that a financial asset or a group of financial assets were impaired depending on their classification.

For financial assets measured at amortized cost, objective evidence included: significant financial difficulties of the borrower, default or delinquency by a borrower, restructuring of a loan or advance on terms that Grupo Aval would not have considered otherwise, indications that a borrower or issuer would entered bankruptcy, disappearance of an active market for a security or observable data relating to a group of assets such as adverse changes in the payment status of borrowers or issuers in Grupo Aval, or economic conditions that correlated with defaults. If there was objective evidence of impairment, impairment was recognized in profit or loss. The amount of the allowance was determined as follows:

•

Grupo Aval performed an individual assessment of significant financial assets classified as held until maturity and loans and receivables, analyzing the debt profile of each debtor, the guarantees granted, and information provided by credit risk agencies. Financial assets were deemed impaired when based on information and current and past events it was likely that Grupo Aval may not collect all the amounts due in the original contract, including interest and fees. If a financial asset had been identified as impaired, the amount of the loss was measured as the difference between the carrying amount of the financial asset and the present value of the future cash flows expected pursuant to the debtor’s conditions, discounted at the original effective interest rate, or the present value of the collateral guarantee covering the asset, less the estimated costs of sale when it was determined that the most important source of collection of the loan was such guarantee.

•

For those financial assets which were not deemed individually as significant and for individually significant financial asset portfolios which were not determined as impaired after the individual assessment described above, Grupo Aval carried out a collective assessment of impairment. For this purpose, financial assets were grouped together into segments with similar characteristics, using statistical assessment techniques based on an analysis of historical losses to determine an estimated percentage of losses which could have been incurred in such assets as of the date of the reporting, but that had not been identified on an individual basis (See Note 4 for further details regarding the calculation of the collective allowance).

•

Once an allowance was recorded for a financial asset or a group of similar financial assets, due to an impairment loss, interest income of the loan continued to be recognized using the same effective interest rate applied to the carrying value of the loan.

Impaired financial assets were written-off from the consolidated statement of financial position when the recovery of any recognized amount was considered to be unlikely. Collections of written-off financial assets were recognized in profit or loss.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

For available-for-sale debt securities, Grupo Aval assessed objective evidence for impairment following the same criteria used for loans and receivables, which could include:

•	Significant financial difficulty of the issuer or counterparty; or
•	Breach of contract, such as a default or delinquency in interest or principal payments; or
•	Indication that a borrower or issuer could have entered bankruptcy or reorganization; or
•	The disappearance of an active market for that financial asset because of financial difficulties.

For available-for-sale equity instruments, a significant or prolonged decline in the fair value of the security below its cost was an objective evidence of impairment.

When there was objective evidence at the measurement date that excesses of carrying value over fair value was due to an impairment that was other than temporary, cumulative gain or loss previously recognized in equity under “Other Comprehensive Income” was reclassified to profit or loss.

In respect of available-for-sale debt instruments, impairment losses were subsequently reversed through profit or loss if an increase in the fair value of the investment could be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity instruments impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss was recognized in equity under OCI.

Once the impairment losses were estimated, they were charged to profit or loss of the period and credited to an allowance sub-account in the respective financial asset category.

2.7          Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and other short-term investments with original maturities of three months or less from the date of their acquisition that are subject to an insignificant risk of changes in their fair value and are used by Grupo Aval in the management of its short-term commitments.

2.8        Trading assets and liabilities

‘Trading assets and liabilities’ are those assets and liabilities that Grupo Aval acquires or incurs principally for the purpose of selling or repurchasing in the near term or holds as part of a portfolio that is managed together for short-term profit or position taking. Trading assets and liabilities are initially recognized and subsequently measured at fair value in the Statement of Financial Position, with transaction costs recognized in Statement of Income. All changes in fair value are recognized as part of net trading income in Statement of Income.

2.9          Derivatives

a)  Derivative financial instruments and hedge accounting

A derivative is a financial instrument in which value changes respond to changes in one or more variables denominated as an “underlying” (a specific interest rate, the price of a financial instrument, a listed commodity, a foreign currency exchange rate, etc.), that has an initial net investment smaller than would be required for other instruments that have a similar response to the mentioned variable and that is settled in a future date.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Grupo Aval trades in financial markets, forward contracts, future contracts, swaps and options that fulfil the definition of a derivative.

Financial assets and liabilities from transactions with derivatives are generally not offset in the consolidated statement of financial position. However, when there is a legal and exercisable right to offset the recognized values and Grupo Aval intends to be settle them on a net basis or to realize the assets and settle the liability simultaneously, derivatives are presented as net values in the consolidated statement of financial position.

Derivative transactions are initially recognized at fair value. Subsequent changes in the fair value are recognized in profit or loss, unless the derivative instrument is designated as a hedging instrument and, in this case, the accounting criteria will depend on the nature of the hedged item, as described below.

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

(i)

For fair value hedge of assets or liabilities and firm commitments, changes in the fair value of the derivative instrument are recognized in profit or loss, as well as any other change in the fair value of the asset, liability or firm commitment attributable to the hedge risk,

(ii)

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

(iii)

Hedging of net investments in a foreign operation is recognized similarly to cash flow hedging: the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income, and the ineffective portion of the changes in fair value of the derivative is recognized in profit or loss. The hedging instrument’s gains or losses accumulated in equity will be recognized in profit or loss when the net investment in foreign operations is sold in whole or proportionally, if partially disposed of.

 b)  Embedded derivatives

Policy applicable starting January 1, 2018

Derivatives may be embedded in another contractual arrangement (a host contract). Grupo Aval accounts for an embedded derivative separately from the host contract when:

•	The host contract is not an asset in the scope of IFRS 9;
•	The host contract is not itself carried at FVTPL;
•	The terms of the embedded derivative would meet the definition of a derivative if they were contained in a separate contract; and
•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Separated embedded derivatives are measured at fair value, with all changes in fair value recognized in profit or loss unless they form part of a qualifying cash flow or net investment hedging relationship. Separated embedded derivatives are presented in the statement of financial position together with the host contract.

Policy applicable until December 31, 2017

Derivatives may be embedded in another contractual arrangement (a host contract). Grupo Aval accounted for an embedded derivative separately from the host contract when:

•	The host contract was not itself carried at FVTPL;
•	The terms of the embedded derivative would have met the definition of a derivative if they were contained in a separate contract; and
•	The economic characteristics and risks of the embedded derivative were not closely related to the economic characteristics and risks of the host contract.

Separated embedded derivatives were measured at fair value, with all changes in fair value recognized in profit or loss unless they formed part of a qualifying cash flow or net investment hedging relationship. Separated embedded derivatives were presented in the statement of financial position together with the host contract.

2.10         Loans

Policy applicable starting January 1, 2018

‘Loans’ captions in the statement of financial position include:

•

Loans measured at amortized cost (see 2.5(ii)); they are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost using the effective interest method;

•	Finance lease receivables.

When Grupo Aval purchases a financial asset and simultaneously enters into an agreement to resell the asset (or a substantially similar asset) at a fixed price on a future date (reverse repo or stock borrowing), the arrangement is accounted for as a loan, and the underlying asset is not recognized in the Grupo Aval’s financial statements.

Policy applicable until December 31, 2017

‘Loans and advances’ were non-derivative financial assets with fixed or determinable payments that were not quoted in an active market and that Grupo Aval did not intend to sell immediately or in the near term.

Loans and advances included:

•	Loans and advances to customers, those classified as loans and receivables;
•	Loans and advances to banks, those classified as loans and receivables;
•	Finance lease receivables.

Loans and receivables were measured at their amortized cost, calculated based on the effective interest rate method, less any impairment.

The effective interest rate method was a method of calculating the amortized cost of a financial asset and allocating the interest income or expense over the relevant period. The effective interest rate was the rate that discounts future cash

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

payments or receipts (without consideration of future credit losses, over the expected life of the financial instrument) to the net carrying amount of the financial asset at initial recognition. In the process of calculating the effective interest rate, Grupo Aval estimated the cash flows considering the contractual terms including prepayment expectations of the financial instrument for portfolios with high prepayment levels, except for future credit losses and considering the initial fair value plus transaction costs and premiums granted, minus commissions and discounts received which form integral part of the effective rate.

2.11          Investment securities

Policy applicable starting January 1, 2018

The ‘investment securities’ line in the statement of financial position includes:

•

Debt investment securities measured at amortized cost (see 2.6(ii)); These are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost using the effective interest method;

•	Debt and equity investment securities mandatorily measured at FVTPL (see 2.6(ii)); These are at fair value with changes recognized immediately in profit or loss;
•	Debt securities measured at FVOCI; and
•	Equity investment securities designated as at FVOCI.

For debt securities measured at FVOCI, gains and losses are recognized in OCI, except for the following, which are recognized in profit or loss in the same manner as for financial assets measured at amortized cost:

•	Interest revenue using the effective interest method;
•	ECL and reversals; and
•	Foreign exchange gains and losses.

When debt security measured at FVOCI is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity the Consolidated Statement of Income.

Grupo Aval elects to present in OCI changes in the fair value of certain investments in equity instruments that are not held for trading. The election is made on an instrument-by-instrument basis on initial recognition and is irrevocable.

Gains and losses on such equity instruments are never reclassified to profit or loss and no impairment is recognized in profit or loss. Dividends are recognized in profit or loss unless they clearly represent a recovery of part of the cost of the investment, in which case they are recognized in OCI. Cumulative gains and losses recognized in OCI are transferred to retained earnings upon disposal of an investment.

Policy applicable until December 31, 2017

a)	Initial measurement

Grupo Aval initially recognized loans and receivables, on the date on which they are originated. All other financial instruments (including regular-way purchases and sales of financial assets) were recognized on the trade date, which is the date on which Grupo Aval becomes a party to the contractual provisions of the instrument.

Financial assets that were not measured at fair value through profit or loss were initially measured at fair value plus any directly attributable transaction costs.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

b)	Subsequent measurement

Subsequent to initial recognition, financial assets were measured as follows:

•	At fair value through profit or loss: were measured daily at their fair value with changes recognized in profit or loss.
•	Held-to-maturity investments: were measured at their amortized cost, calculated based on the effective interest rate method, less any impairment.
•	Available-for-sale:
•

Debt instruments were initially recognized at fair value. The effective interest rate method was used in order to calculate the amortized cost of the instrument to determine interest income that were recognized in the Consolidated Statement of Income. Any changes in fair value were recognized in Other Comprehensive Income (OCI). Impairment losses and foreign exchange gains and losses on available-for-sale debt instruments were excluded from the fair value gains and losses recognized in other comprehensive income and were recognized in profit or loss as incurred.

•

Available-for-sale equity instruments were recognized at fair value, with gains or losses recognized in other comprehensive income. Dividends received from such instruments were recognized in profit or loss when Grupo Aval become entitled to receive the payment and impairment losses were recognized in the Consolidated Statement of Income.

When available-for-sale financial assets were sold, the accumulated values in other comprehensive income were reclassified to the Consolidated Statement of Income. When available-for-sale financial assets were sold, the accumulated values in other comprehensive income are reclassified to the Consolidated Statement of Income.

2.12          Financial liabilities

A financial liability is any contractual liability of Grupo Aval to deliver cash or other financial asset to another entity or person, or to exchange financial assets or financial liabilities under potentially unfavorable conditions for Grupo Aval, or a contract which will be terminated or could be settled using equity instruments owned by the entity. Financial liabilities are initially recognized based on their fair value, which is usually equal to the transaction value less directly attributable costs. Subsequently, such financial liabilities are measured at their amortized cost according to the effective interest rate method determined at initial recognition and recognized in profit or loss.

2.13          Financial guarantees

Financial guarantees are those contracts requiring that the issuer carries out specific payments to reimburse the creditor for losses incurred when a specific debtor defaults its payment obligation, in accordance with the original or modified conditions, of a debt instrument; regardless of its legal form.

Financial guarantees issued or commitments to provide a loan at a below-market interest rate are initially measured at fair value. Subsequently, they are measured as follows:

•

Starting January 1, 2018: at the higher of the loss allowance determined in accordance with IFRS 9 (see 2.6 (vii)) and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15; and

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

•

Until December 31, 2017: at the higher of the amount representing the initial fair value amortized over the life of the guarantee or the commitment and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

Grupo Aval has issued no loan commitments that are measured at FVTPL.

The provisions established over financial guarantee agreements under IFRS 9, are recognized as liabilities under “Provisions – other provisions” and recognized in profit or loss, see note 2.6 ix “Presentation of allowance for ECL in the statement of financial position”.

2.14          Non-current assets held for sale

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

2.15          Property, plant and equipment for own use

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

Conservation and maintenance expense is recognized when incurred as “Administrative Expense”.

According to the changes in accounting policies discussed below, the biological assets that meet the definition of bearer plants are accounted for as property, plant and equipment.

A bearer plant is a live plant that meets the following requirements:

a)	It is used for the manufacturing or supply of agricultural products;
b)	It is expected to produce for more than one period; and

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

c)	It has a remote probability of being sold as an agricultural product, except for irregular sales related to thinning and trimming.

Bearer plants that are under the set-up and growing phase are subject to a biological transformation which are reflected through cost accumulation until they reach their maturity level. In the case of the African oil palm maturity is reached in the second year, while for rubber maturity is reached in the seventh year. After reaching their maturity bearer plants are considered developed and the future economic benefits arise from the sale of the fruit produced during the life of the plant.

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

2.16          Investment properties

Land and buildings, considered in whole or in part, that are held to earn rental income or for capital appreciation, rather than for own use or sale in the ordinary course of business. Investment properties are recognized initially at cost, including all costs associated with the transaction, and subsequently measured at fair value, with changes in fair value recognized in profit or loss.

2.17          Leases – Lessor accounting

Leases are classified as a financial or operating lease. A lease is classified as a financial lease when it substantially transfers all the risks and rewards inherent to the property. A lease is classified as operating if it does not substantially transfer all the risks and rewards inherent to the property. Lease contracts classified as financial leases are included in the consolidated statement of financial position as “Loans” and are recognized in the same way as other loans, as explained in note 2.6 and note 2.10 above. Lease contracts classified as operating lease continue to be classified as property, plant and equipment or investment property in Grupo Aval and are recognized and depreciated in the same manner as property and equipment of its own use. Revenues from payments are recognized in profit or loss of the period using the straight-line accrual method.

2.18          Leases - Lessee accounting

Up on initial recognition, leases are classified as financial or operating leases, in the same way as described above.

Lease agreements classified as financial leases are included in the consolidated statement of financial position as property, plant and equipment or as investment properties, in accordance with the intention of Grupo Aval in relation to the asset and are initially recognized in assets and in liabilities simultaneously for an amount equal to the lesser of the fair value of the leased asset or the present value of the minimum lease payments. The present value of the minimum lease payments is established by using the implicit interest rate in the lease contract, or if such rate is not determinable, the average interest rate of the bonds placed by Grupo Aval in the market. Any initial direct cost of the lessee is added to the recognized asset amount.

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

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

On January 1, 2019, Grupo Aval will adopt the IFRS 16 standard that significantly changes the lessee accounting. See note 2.33 for further details.

2.19          Biological assets

Biological assets, including those growing in the bearer plants, are recognized both at the time of their initial recognition and at the end of reporting period at fair value less disposal cost, except for biological assets for which their fair value cannot be measured reliably; in such case they are measured at cost less accumulated depreciation and impairment loss. Gains and losses arising from the initial and subsequent recognition at fair value of the agricultural products are included in the Consolidated Statement of Income. Costs incurred in the agricultural production process are also recognized directly in the Consolidated Statement of Income.

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

2.20          Business combinations and goodwill

Business combinations are accounted for by using the “acquisition method” when control is transferred to the controlling entity. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. If there is non-controlling interests arise during the acquisition of control of the entity, such non-controlling interests is recognized at either fair value or at the proportionate interest in the recognized amount of the identifiable net assets of the acquiree. This election is decided in each transaction.

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

2.21          Other intangibles assets

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

Development expenses which are directly attributable to design and performance tests of software and identifiable, unique and controlled by Grupo Aval are recognized as intangible assets, when the following conditions are met:

•	Technically, it is possible to complete the intangible asset production, so it can be available for use;
•	Management intends to complete the corresponding intangible asset for use;
•	Grupo Aval has the capacity of using the intangible asset;
•	It is probable that future economic benefits that are attributable to the asset will flow to the entity;

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

•	There is availability of adequate technical or financial resources or other type, for completion and usage of the intangible asset; and
•	Costs attributable to intangible asset during its development phase can be estimated and measured in a reliable manner.

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

Subsequent to their initial recognition, these assets are measured at cost less amortization, which is carried out during its estimated useful life as follows: software amortization is recognized on a straight-line basis, according to the estimated useful lives. At the end of each fiscal year, Grupo Aval analyzes if there is evidence based on each CGU (Cash Generating Unit), both external and internal, indicating that the intangible asset is impaired. Any loss due to subsequent impairment or reversals are recognized in the Consolidated Statement of Income; such impairment is determined by the excess of carrying amount over recoverable value.

2.22          Concession arrangements rights

Concession contracts, between certain subsidiaries of Grupo Aval and the Colombian Government and other entities for the construction or maintenance of infrastructure during a specific period, in which those entities receive income during the life of the contract, whether through direct payments from the Government or through tolls or fees charged to the users, are recognized as financial assets or intangible assets.

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

Concession arrangements are recognized as follows:

(a)

During the construction stage of assets under concession, all estimated income for construction and upgrade services and costs associated to construction are recognized in the Consolidated Statement of Income based on the stage of completion of the work performed. Any additional expected loss is recognized as an expense.

(b)

If all or part the concession agreement is classified as a financial asset, it is recognized within other accounts receivable, net line item in the consolidated statement of financial position, initially at fair value and subsequently at amortized cost, with the exception of concession agreements in Promigas’ subsidiaries which due to the condition of the contracts, are measured as mandatory FVTPL.

(c)

If all or part the concession agreement is classified as an intangible asset, the considerations for providing construction or upgrade services are measured at fair value on initial recognition with reference to the fair value of the services provided. The fair value is the cost of the intangible assets which is subsequently amortized to profit or loss during the term of the contract. Any income received as tolls or fees before completion of the construction stage is deferred and amortized, to profit or loss during the term of the contract, starting on the date

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

in which the asset is placed into use. Income received from tolls or fees upon construction completion and available for public service is recognized as income when effectively received.

2.23          Impairment of non-financial assets

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

An impairment loss of goodwill cannot be reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.24          Employee Benefits

Grupo Aval entities provide the following benefits to employees in exchange of services rendered to the Grupo Aval:

a)	Short-term employee benefits

Pursuant to Colombian labor rules, such benefits are comprised of salaries, premiums, vacations, severance payments and payroll tax contributions to the Colombian Government agencies which are paid within 12 months following the end of the period. Such benefits are recognized on an accrual basis and recognized in profit or loss.

b)	Post-employment benefits (defined benefit plans)

These are benefits that Grupo Aval pays to its employees when they retire or upon completion of their employment period, other than indemnities. According to Colombian labor rules, such benefits are retirement pensions which are directly assumed by Grupo Aval’s entities, pending severance payments to employees belonging to the labor regime prior to Law 50 1990 and certain extra-legal benefits or agreed in collective labor conventions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

2.25          Income taxes

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

2.26          Non-Income taxes (levies)

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

2.27          Provisions

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

Provisions are measured at the present value of outflows expected to be necessary to settle the obligation, using a discount rate before taxes, reflecting the assessments of the time value of money of the current market as well as the specific risks of the obligation. The subsequent increase of the provision due to the unwinding of the discount rate is recognized as “other expenses”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

2.28          Non-voting rights of preferred shares

Preferred shares represent partial ownership and do not provide shareholders with any of the voting rights of common shares. Grupo Aval has classified as an equity instrument all the non-voting preferred shares.  See note 25 controlling interest equity.

2.29          Revenues

• Net interest income

Policy applicable from January 1, 2018

(i)   Effective interest rate

Interest income and expense are recognized in the Consolidated Statement of Income using the effective interest method. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	The gross carrying amount of the financial asset; or
•	The amortized cost of the financial liability.

When calculating the effective interest rate for financial instruments other than credit-impaired assets, Grupo Aval estimates future cash flows considering all contractual terms of the financial instrument, but not expected credit losses. For credit-impaired financial assets, a credit-adjusted effective interest rate is calculated using estimated future cash flows including expected credit losses.

The calculation of the effective interest rate includes transaction costs and fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or financial liability.

(ii)   Amortized cost and gross carrying amount

The ‘amortized cost’ of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any expected credit loss allowance (or impairment allowance until December 31, 2017).

The ‘gross carrying amount’ of a financial asset is the amortized cost of a financial asset before adjusting for any expected credit loss allowance.

(iii)   Calculation of interest income and expense

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability.

However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

For financial assets that were credit-impaired on initial recognition, interest income is calculated by applying the credit-adjusted effective interest rate to the amortized cost of the asset. The calculation of interest income does not revert to a gross basis, even if the credit risk of the asset improves.

For information on when financial assets are credit-impaired, see Note 4(4.1.5 Definition of Default).

(iv)   Presentation

Interest income and expense presented in the Consolidated Statement of Income and OCI include:

•	Interest on financial assets and financial liabilities measured at amortized cost calculated on an effective interest basis (see (i) above);
•	Interest on debt instruments measured at FVOCI calculated on an effective interest basis (see (i) above);

Interest income and expense on all trading assets and liabilities are considered to be incidental to Grupo Aval’s trading operations and are presented together with all other changes in the fair value of trading assets and liabilities in “net trading income”.

Interest income and expense on other financial assets and financial liabilities mandatory at FVTPL are presented in “Net trading income”.

Policy applicable until December 31, 2017

Interest income and expense were recognized in profit or loss using the effective interest rate method. The ‘effective interest rate’ was the rate that discounts the estimated future cash payments and receipts through the expected life of the financial asset or financial liability (or, where appropriate, a shorter period) to the carrying amount of the financial asset or financial liability. When calculating the effective interest rate, Grupo Aval estimated future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate included transaction costs and fees and points paid or received that were an integral part of the effective interest rate. Transaction costs included incremental costs that were directly attributable to the acquisition or issuance of a financial asset or financial liability.

Interest income and expense presented in the Consolidated Statement of Income:

(i)	Interest on financial assets and financial liabilities measured at amortized cost calculated using the effective interest method;
(ii)	Interest on available-for-sale debt securities calculated using the effective interest rate method;

Interest income and expense on all trading assets and liabilities were considered to be incidental to Grupo Aval’s trading operations and were presented together with all other changes in the fair value of trading assets and liabilities in net trading income (Note 29).

Fair value changes on other derivatives held for risk management purposes, and other financial assets and financial liabilities carried at fair value through profit or loss (FVTPL), were presented in net income from other financial instruments at FVTPL in the statement of profit or loss and OCI.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

•	Net trading income

‘Net trading income’ comprises net gains or losses related to held for trading assets and liabilities, and includes all realized and unrealized fair value changes, interest, dividends and foreign exchange differences.

Revenue from contracts with customers (other than interest income) policy applicable from January 1, 2018

IFRS 15 establishes a comprehensive framework to determine how much and when income is recognized, it replaced IAS 18, IAS 11 and other policies related to its interpretations, IFRIC 13, IFRIC 18 and SIC‑31.

•	Contract assets

A contract asset is Grupo Aval’s right to consideration in exchange for goods or services that Grupo Aval has transferred to a customer when that right is conditional on something other than the passage of time (for example, invoicing or delivery of other elements of the contracts).

Contract costs eligible for capitalization as incremental costs of obtaining a contract are recognized as a contract asset. Contract costs are capitalized when are incurred if Grupo Aval expects to recover those costs. Contract contracts are amortized on a systematic basis that is consistent with the transfer to the customer of the services when the related revenues are recognized. Contract costs capitalized are impaired if the customer is retired or if the asset’s carrying amount exceeds projected discounted cash flows relating to the contract.

•	Contract liabilities

Contract liabilities comprise Grupo Aval’s obligation to transfer goods or services to a customer for which Grupo Aval has received consideration from the end customer or the amount is due.  Additionally, it includes deferred income relating to goods or services that will be delivered in the future, which are charged to a customer in advance but not yet due.

•	Steps for revenue recognition

Grupo Aval recognizes revenue from contracts with customers based on a five step model as set out in IFRS 15:

•

Step 1. Identify contract(s) with a customer: A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria for every contract that must be met. Contracts can be written, oral or implied by an entity’s customary business practices.

•	Step 2. Identify performance obligations in the contract: A performance obligation is a promise in a contract with a customer to transfer a good or service to the customer.
•

Step 3. Determine the transaction price: The transaction price is the amount of consideration to which Grupo Aval expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

•

Step 4. Allocate the transaction price to the performance obligations in the contract: For a contract that has more than one performance obligation, Grupo Aval allocates the transaction price to each performance obligation in an amount that depicts the amount of consideration to which Grupo Aval expects to be entitled in exchange for satisfying each performance obligation.

•	Step 5. Recognize revenue when (or as) Grupo Aval satisfies a performance obligation.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Grupo Aval satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a)	Grupo Aval performance does not create an asset with an alternate use to Grupo Aval, and Grupo Aval has as an enforceable right to payment for performance completed to date.
b)	Grupo Aval performance creates or enhances an asset that the customer controls as the asset is created or enhanced.
c)	The customer simultaneously receives and realizes the benefits provided by Grupo Aval.

For performance obligations where one of the above conditions are not met, revenue is recognized at the point in time at which the performance obligation is satisfied.

When Grupo Aval satisfies a performance obligation by delivering the promised goods or services it creates a contract asset on the amount of consideration earned by the performance. Where the amount of consideration received from a customer exceeds the amount of revenue recognized this gives rise to a contract liability.

Revenue is measured based on consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Grupo Aval recognizes revenue when it transfers control over a good or service to a customer. Revenue is presented net of value added tax (VAT), rebates and discounts and after eliminating intra-group sales.

Grupo Aval assesses its revenue arrangements to determine if it is acting as principal or agent.

Revenue is recognized to the extent it is probable that the economic benefits will flow to Grupo Aval and the revenue and costs, if applicable, can be measured reliably.

The following is a description of principal activities from which Grupo Aval generates revenue from contracts with customers:

(i)   Banking (Financial Services)

Grupo Aval often enter into contracts that cover a number of different services. Such contracts might contain components within, and components outside, the scope of IFRS 15. Therefore, Grupo Aval only applies the guidance in IFRS 15 where it has contracts that are all or partly outside the scope of IFRS 9.

Main revenue streams earned by the banks from contracts with customers are the following:

•	Credit cards: Interchange fees, Annual-quarterly-monthly fees, Loyalty schemes

There are contracts that create enforceable rights and obligations between the Bank and the cardholders or merchants under which the bank will provide services, sometimes in exchange for annual and other fees. The following are some of the services that might exist in a contract with a cardholder:

•	Issuance of loyalty points (which are options to acquire goods/services for free or at a discount in the future), usually based on the monetary volume of card transactions;
•	Payment processing service;
•	Insurance where the bank is not the insurer;
•	Fraud protection; and
•	Processing of certain transactions, such as purchases in a foreign currency and cash withdrawals.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The transaction price is allocated to each performance obligation based on the relative stand-alone selling prices of the goods or services being provided to the customer. The allocation of the transaction price to each of the separate performance obligations will not necessarily be required where there is more than one performance obligation but the performance obligations are all satisfied at the same time or evenly over the period.

Performance obligations are fulfilled over time, taking into account that customers receive benefits as time goes on. Because the entity's efforts or resources are expended evenly throughout the performance period, income is recognized on a linear basis during the period defined under the credit card conditions. The costs of plastic or security elements are capitalized as contract signing costs.

In connection with the credit and debit card purchase commissions of the Grupo Aval, customers receive benefits every time they make purchases. In this context, income is recognized periodically (daily or monthly) on the basis of the amounts traded. Income that would be deferred by the valuation of the points granted to the cardholders will be extracted from the total amount of commissions recorded periodically. See section (vi) Customer Loyalty Program below.

• Commissions:

Banks receive insurance commissions for introducing new clients to third party insurers, where the bank does not underwrite the insurance policy itself. These commissions are usually paid periodically (for example, monthly) to banks based on the volume of new policies (and/or renewal of existing policies) originating from clients introduced by the bank. The transaction price might include an element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, which is estimated and included in the transaction price based on the most likely amount and it is included in the transaction price only when it is highly probable that the resolution of the uncertainty will not result in a significant reversal of revenue.

Performance obligations are fulfilled over time, taking into account that customers (insurers) receive benefits as time goes on. Where the commission calculation is made on a monthly basis or in a lower period, the total amount of the commission is recognized in the results when its determination is made. If the settlement of commissions is defined in periods higher than a monthly basis, the expected income to recognize revenues is estimated as time goes on.

Loan commitment fees are within the scope of IFRS 15 where it is unlikely that a specific lending arrangement will be entered into and the loan commitment is not measured at FVTPL. Loan syndication fees received by a bank that arranges a loan and retains no part of the loan package for itself (or retains a part at the same Effective Interest Rate “EIR” for comparable risk as other participants) are within the scope of IFRS 15.

Income from performance obligations to provide such services, which are met at a point in time, are recognized when the particular event defined in the contracts occurs (e.g., approval of the syndicated loan). The obligations met over time are recognized during the period of the commitment; if they are received in advance, they are deferred for their periodic amortization; or if they are received upon expiration, they are estimated periodically.

• Savings and current accounts: Account and transaction fees

Savings and current accounts contracts usually allow customers to access a variety of services, which include processing of wire transfers, use of ATMs for cash withdrawals, the issuance of debit cards, and provision of account statements; sometimes, they might also include other benefits. Fees are charged on a periodically basis and give the customer access to banking services and additional benefits.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The performance obligations are fulfilled over time, taking into account that customers receive benefits as time goes on. As a result, the banks recognize the fees from providing services in the accounting period in which the services are rendered.

• Investment banking: Underwriting fees and Advisory fees

Advisory contracts with customers are not standardized. These contracts might be with different promises made to the customer, and they often include variable consideration including contingent fees that are only payable on meeting agreed milestones.

Income from performance obligations to provide such services, which are met at a point in time, are recognized when the particular event defined in the contracts occurs. The obligations met over time are recognized considering the method of milestones achieved (as there is usually only one milestone that considers the delivery of results, income is recognized at a single moment when the final delivery is made.)

(ii)   Asset management

Asset management revenues consist of base management fees, advisory fees, incentive distributions and performance-based incentive fees and profit-sharing arrangements which arise from the rendering of services.

Revenues from base management fees, advisory fees incentive distributions, performance-based incentive fees and profit-sharing arrangements are recorded based on the amount that would be due under the formulas established by the contracts.

If the amount that the asset manager expects to be entitled to is variable, the variable consideration included in the transaction price is limited to the amount for which it is ‘highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. In making this assessment, Grupo Aval considers both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, (i) the amount of consideration is highly susceptible to factors outside the entity’s influence, (ii) the uncertainty about the amount of consideration is not expected to be resolved for a long period of time, and (iii) the contract has a large number and broad range of possible consideration amounts.

Management fees are often based on net assets under management, while performance fees are usually based on profits generated from the underlying investments held by the funds subject to certain thresholds.

The contractual measurement period for performance fees for traditional fund managers is often the end of the month, the quarter or the year, and in some rare cases longer. In some cases, the performance fees will be constrained until this contractual measurement period is completed. This means that the revenue will generally not be recognized in full in the interim periods. However, management will need to determine if there is a portion (a minimum amount) of the variable consideration that should be recognized prior to the end of the contractual measurement period. The full amount of the fee will likely be recognized as of the end of the contractual measurement period when the asset manager becomes entitled to an amount that is fixed. In certain cases, the full amount of the fee will be recognized upon a redemption because the amount becomes fixed at that time and is no longer subject to reversal.

(iii)   Construction and operation services (Concessions)

In Concession agreements, Grupo Aval determines that its performance obligations (Construction, operation and maintenance) are satisfied over time and measure its progress toward completion to determine the timing of revenue recognition using a method that depicts the transfer of the goods or services to the customer. Grupo Aval considers the

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

nature of the product or services provided and the terms of the contract, such as termination rights, the rights to demand or retain payments, and the legal title to work in process in determining the best input or output method for measuring progress toward satisfaction of a performance obligation.

Grupo Aval applies a single method to measure progress for each performance obligation within a contract. The method can be either an input method (cost incurred, labor hours) or output method (units produced, milestones reached).

Estimations of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

(iv)   Power and utilities

Contracts between a customer and a utility for the purchase, delivery, and sale of electricity or gas, establish the rates and terms of service. Grupo Aval determined that its obligation to sell electricity or gas represents a single performance obligation that is satisfied over time (that is, the sale of electricity or gas over the term of the agreement represents a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer).

Some contracts include multiple deliverables, such as the installation of connections or repairs, which are accounted as a separate performance obligation. The transaction price is allocated to each performance obligation based on the stand-alone selling price (regulated rates). If contracts include the installation of goods, revenue for the goods is recognized at the point in time when goods are delivered, the ownership has been transferred and the customer has accepted the goods.

(v)   Logistic activities

The transport and logistics companies offer multiple products or services to their customers as part of a single agreement. Separate performance obligations are identified in an agreement based on the terms of the contract and Grupo Aval's usual business practices.

Revenue recognition criteria generally apply separately to each performance obligation. In certain circumstances, it may be necessary to separate a transaction into identifiable components to reflect the content of the transaction. It may be necessary to group two or more transactions when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

The transaction price is assigned to performance obligations separately in a contract based on the relative independent selling price of each separate performance obligation.

(vi)   Customer loyalty program

Financial entities and hotels of Grupo Aval manage several loyalty programs in which the customers accumulate points for their purchases, entitling them to redeem such points for prizes in accordance with the policies and the prize plan in force as of the redemption date. Reward points are recognized as an identifiable component separate from income for the service rendered, at their fair value. Income from loyalty programs is deferred and recognized in profit or loss until the entity has fulfilled its obligations to supply the products under the terms of the program or when it is no longer probable that the points under the program will be redeemed.

Grupo Aval is the principal in a customer loyalty program if it obtains control of the goods or services of another party in advance of transferring control of those goods or services to a customer. Grupo Aval is an agent if its performance obligation is to arrange for another party to provide the goods or services.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

(vii)  Agricultural produce

Grupo Aval sells agricultural products. Sales are recognized when control of the products has been transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or Grupo Aval has objective evidence that all criteria for acceptance have been satisfied.

Revenue from these sales is recognized based on the price specified in the contract, net of discounts. Accumulated experience is used to estimate and provide for the discounts, using the most likely amount, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. No element of financing is deemed present as the sales are made with a credit term lower than 3 months, which is consistent with market practice. A receivable is recognized when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

Therefore, a contract liability (refund liability) and a right to the returned goods (included in other assets) are recognized for the products expected to be returned. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method). Because the number of products returned has been steady for years, it is highly probable that a significant reversal in the cumulative revenue recognized will not occur. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date.

(viii)  Hotel Services

Revenue is derived from the following sources:

i)

Management fees – earned from hotels managed by Grupo Aval, usually under long-term contracts with the hotel owner. Management fees include a base fee, generally a percentage of hotel revenue, which is recognized when earned in accordance with the terms of the contract and an incentive fee, generally based on the hotel’s profitability or cash flows and recognized when the related performance criteria are met under the terms of the contract.

ii)	Owned and leased – primarily derived from hotel operations, including the guests accommodation and sales of food and beverage from owned and leased hotels operated under Grupo Aval brand names.

Revenue is recognized at the point when the goods are sold or services are rendered.

(ix)  Financing components

Grupo Aval adjusts transaction prices for the time value of money for contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year.

2.30          Earnings per share

Earning per share is calculated as net income for the period attributable to Grupo Aval’s shareholders divided by the weighted average number of common and preferred shares outstanding during the period. Diluted earnings per share are determined in the same way, on the basis of net income, but the weighted average number of shares outstanding is adjusted to account for the potential dilutive effect of stock options. Grupo Aval does not have financial instruments with potential dilutive effects. As a consequence, only basic earnings per share are disclosed in these financial statements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

2.31          Operating segments

An operating segment is a component of an entity which:

a)	Engages in business activities from which it can earn revenue and incur expenses (including revenue and expenses from transactions with other components of the same entity);
b)	Has operating profit or losses which are regularly reviewed by the chief operating decision maker, who decides on the resources allocation to the segment and assesses its performance; and
c)	Has discrete financial information is available.

Management evaluates regularly the performance for each segment; Grupo Aval discloses information separately for each identified operating segment, meeting any of the following quantitative thresholds:

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

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

2.32          Changes in presentation

For comparative purposes and after the application of IFRS 9, Grupo Aval changed the presentation on financial instruments of consolidated statement of financial position reported as of December 31, 2017. The following table shows the changes:

	Presentation			As reported in
	as of			comparative
Original presentation	December 31, 2017		New presentation	figures
Held-for-trading:
Debt securities	Ps.	2,650,536	Trading assets
Equity securities		2,149,160	Trading assets
		4,799,696	Trading assets
Derivative instruments		328,392	Trading assets
Total held-for-trading	Ps.	5,128,088	Trading assets
Total trading assets				Ps.	5,128,088
Available-for-sale financial assets:
Debt securities	Ps.	17,790,127	Investment securities
Equity securities		824,033	Investment securities
Total available-for-sale financial assets	Ps.	18,614,160	Investment securities
Held-to-maturity investments	Ps.	2,899,039	Investment securities
Total investment securities				Ps.	21,513,199
Loans and receivables:			Loans
Commercial		99,428,894	Commercial
Consumer		50,382,895	Consumer
Mortgages		16,151,299	Mortgages
Microcredit		409,688	Microcredit
Allowance for impairment losses		(5,618,481)	Allowance for impairment losses
		160,754,295	Total loans
Total loans				Ps.	160,754,295
Other financial assets at fair value through profit or loss		2,282,611	Other accounts receivable, net (1)
Other accounts receivable, net		4,239,272	Other accounts receivable, net (1)
Total other accounts receivable, net (1)				Ps.	6,521,883
Hedging derivatives	Ps.	55,261	Hedging derivatives assets	Ps.	55,261

	Presentation			As reported in
	as of			comparative
Original presentation	December 31, 2017		New presentation	figures
Financial liabilities held for trading			Trading liabilities
Derivative instruments	Ps.	298,665	Trading liabilities	Ps.	298,665

Hedging derivatives		13,464	Hedging derivatives liabilities		13,464

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

For comparative purposes Grupo Aval changed the presentation of the revenue from contracts with customers within the consolidated statement of income reported as of December 31, 2017 and 2016, the following table shows the changes:

For the period 2017

	Presentation as of		Change in		As reported in
	December 31, 2017		presentation		comparative figures
Income from sales of goods and services	Ps.	—	Ps.	5,792,850	Ps.	5,792,850
Costs and expenses of sales goods and services		—		(5,035,827)		(5,035,827)
Net income from sales goods and services		—		757,023		757,023

Other income		1,908,768		(757,023)		1,151,745

For the period 2016

	Presentation as of			Change in	As reported in
	December 31, 2016			presentation	comparative figures
Income from sales of goods and services	Ps.	—	Ps.	6,654,623	Ps.	6,654,623
Costs and expenses of sales goods and services		—		(5,725,328)		(5,725,328)
Net income from sales goods and services		—		929,295		929,295

Other income		2,605,401		(929,295)		1,676,106

2.33          New and Amended IFRS

Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2019. Grupo Aval has not early adopted the new standards in preparing these consolidated financial statements. Management is in the process of assessing the potential impact of these pronouncements on Grupo Aval consolidated financial statements as further explained below:

Standards issued but not yet effective

A.          IFRS 16 Leases

Grupo Aval is required to adopt IFRS 16 Leases starting January 1, 2019. Grupo Aval estimated the estimated the impact that the initial application of IFRS 16 will have on its consolidated financial statements, as described below, but the actual impact of adopting the standard on January 1, 2019 may change because:

•	Grupo Aval has not finalized the testing and assessment of controls over its new IT systems; and
•	the new accounting policies are subject to change until Grupo Aval presents its first financial statements that include the date of initial application.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard; this means that lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC‑15 Operating Leases – Incentives and SIC‑27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Grupo Aval has completed an initial assessment of the potential impact on its consolidated financial statements but has not yet completed its detailed assessment. The actual impact of applying IFRS 16 on the financial statements in the period of initial application will depend on future economic conditions, the development of Grupo Aval’s lease portfolio, Grupo Aval’s assessment of whether it will exercise any lease renewal options and the extent to which Grupo Aval chooses to use practical expedients and recognition exemptions.

Grupo Aval will recognize new assets and liabilities for its operating leases. The nature of expenses related to these leases will now change because IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right of use assets and interest expense on lease liabilities.

Previously, Grupo Aval recognized operating lease expense on a straight-line basis over the term of the lease.

Grupo Aval expects to recognize right-of-use assets of approximately Ps. 2,098,731 as of January 1, 2019; lease liabilities of approximately Ps. 2,138,990; and deferred tax assets of approximately Ps. 644,541 and liabilities of approximately Ps. 633,632. These impacts could generate a decrease in retained earnings as of January 1, 2019 of approximately Ps. 29,350.

No significant impact is expected for Grupo Aval’s finance leases. However, some additional disclosures will be required next year.

Grupo Aval plans to apply IFRS 16 on January 1, 2019, using a modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at  January 1, 2019, with no restatement of comparative information.

Grupo Aval plans to apply the practical expedient to the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

B.          Other Standards

Effective for
Annual Periods
New or Amended Standard	Title of the Standard	Beginning on or After
Forthcoming requirements.
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Tax Treatments	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019
Various standards	Annual Improvements to IFRS Standards 2015–2017 Cycle	January 1, 2019
Amendment to IFRS 3	Business combinations	January 1, 2019
Conceptual Framework	Amendments to References to Conceptual Framework in IFRS Standards	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021
Amendment to IAS 1 and IAS 8	Definition of materiality	January 1, 2021
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Available for optional adoption / effective date deferred indefinitely

Grupo Aval has preliminarily assessed the impacts of the adoption of the new or amended standards detailed above, concluding that they do not have a significant impact on the financial statements of Grupo Aval as of December 31, 2018, except for IFRS 16 as explained above.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 3 – JUDGEMENTS AND CRITICAL ACCOUNTING ESTIMATES IN APPLYING ACCOUNTING POLICIES

Grupo Aval’s management makes estimates and assumptions that affect the amounts recognized in the consolidated financial statements and the carrying value of the assets and liabilities within the fiscal year. The judgments and estimates are continuously evaluated and are based on the experience of management and other factors, including the occurrence of future events that are believed as reasonable under the current circumstances. Management also makes certain judgments besides those which involve estimates during the process of applying accounting policies. The judgments that have the most significant effects on the amounts recognized in the consolidated financial statements and the estimates that may cause an important adjustment to the value in the carrying value of assets and liabilities in the following year include the following:

A.          Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes.

• Applicable to 2018 only

– Note 2 (2.6) (ii) – classification of financial assets: assessment of the business model within which the assets are held and assessment of whether the contractual terms of the financial asset are solely payments of principal and interest on the principal amount outstanding.

• Applicable to 2018 and prior year

– Note 2(2.1) – determination of control over investees.

B.          Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended is included in the following notes.

• Applicable to 2018 only

– Note 4 (4.1) – impairment of financial instruments: assessment of whether credit risk on the financial asset has increased significantly since initial recognition and incorporation of forward-looking information in the measurement of ECL.

– Note 16 – recognition of concession agreements.

• Applicable to 2018 and prior year

– Note 5 – determination of the fair value of financial instruments with significant unobservable inputs.

– Note 22 – measurement of defined benefit obligations: key actuarial assumptions.

– Note 19 – recognition of deferred tax assets: availability of future taxable profit against which carry-forward tax losses can be used.

– Note 17 – impairment testing for CGUs containing goodwill: key assumptions underlying recoverable amounts.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

– Notes 23 – recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.

– Note 4(4.1) – impairment of financial instruments: key assumptions used in estimating recoverable cash flows.

NOTE 4 – RISK MANAGEMENT

Grupo Aval and its subsidiaries in the financial sector, Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular and Corficolombiana manage risk pursuant to the applicable regulations in each country where they operate and according to Grupo Aval’s internal policies.

The risk framework requires that strong risk management practices are integrated in key strategic, capital and financial planning processes and day-to-day business processes across Grupo Aval, with a goal of ensuring risks are appropriately considered, evaluated and responded to in a timely manner. Grupo Aval employs a risk management process, referred to as identify, measure, monitor and control, as part of the daily activities, among all the risks Grupo Aval manages.

Lines of Defense:  In addition to the role of Executive Officers in managing risk, management has had clear ownership and accountability across the three lines of defense: 1) First Line of defense: Business Units, 2) Second Line of defense: mainly concentrated in the Independent Risk Management departments and 3) Third line of defense: Corporate Audit.

•

Business Units: Include the business lines as well as the Technology and Operations areas which are responsible for appropriately assessing and effectively managing all of the risks associated with their processes.

•

Independent Risk Management Units: Risk management areas include risk management and compliance departments. Grupo Aval has other control functions that are not part of these areas but are key in the risk mitigation of non-financial risks, including legal, human resources and certain activities within the Financial and Administrative processes.

•

Corporate Audit: Corporate Audit maintain its independence from the first and second lines of defense by reporting directly to the Audit Committee or the Board. Corporate Audit provides independent assessment and validation through testing of key processes and controls across Grupo Aval.

The following sections outline the key risks that are inherent in business activities of the subsidiaries in the financial sector:

Financial risks

Credit risk: the risk of financial loss if a debtor fails to meet its contractual obligations.

Market risk: the risk of loss arising from potential adverse changes in the value of the subsidiaries in the financial sector assets and liabilities or future results, resulting from changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or credit spreads; this includes the structural interest rate and foreign exchange risks.

Liquidity risk: the risk of being unable to meet contractual and contingent obligations or that the subsidiaries in the financial sector do not have the appropriate amount, composition and tenor of funding and liquidity to support the assets and liabilities requirements (funding liquidity risk). Also includes the capability to manage its investment portfolio in terms of liquidity, duration and currency (market liquidity risk).

Interest rate risk: It is the current or potential risk to equity and profits of a financial subsidiary that arise from adverse movements in interest rates, which affect the positions of the banking book.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Capital risk:  the risk that any of the subsidiaries in the financial sector have an insufficient level and composition of capital to support its business activities and associated risks during both normal economic environments and under stressed conditions. Risk related to the management of capital requirements and adequacy.

Grupo Aval’s subsidiaries in the financial sector are making efforts in the implementation of better practices related with ALCO/ALM committees in order to establish risks policies, limits and systems to measure, monitor and control the funds transfer pricing curve, interest rate risk in banking book and liquidity risk management.

Concentration risk: the risk of potential losses due to a single counterparty, sector or country’s exposure, which may threaten the ability to maintain the core operations of the entity.

Non-Financial Risks

Operational risk: the risk of loss resulting from inadequate or failed processes or systems, human factors, or due to external events that are neither market nor credit related such as technology related events.

Conduct risk: risk derived from inappropriate practices in the dealings with customers, and the treatment of products offered to each particular customer.

Compliance and regulatory risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

Reputational risk: risk that an action, transaction, investment or event will reduce trust in Grupo Aval’s integrity or competence by its various constituents, including clients, media, public opinion, counterparties, investors, regulators, employees and the broader public.

Moreover, Grupo Aval financial holding will supervise the key risks inherent in the management of financial conglomerates in 2019, as outlined and in compliance with Law 1870 of 2017.  The risks which financial conglomerates are exposed to:

Contagion risk: risk corresponding to the probability of affecting the stability of one or more subsidiaries, in consequence of the deterioration of the general conditions of subsidiaries belonging to the holding.

Strategic risk: risks resulting from changes in Grupo Aval’s strategy or business plan due to changes in general business conditions associated with strategic decisions, such as investments. Strategic risk also includes the risk of poor implementation of decisions and lack of capacity to respond to changes in the business environment.

Concentration risk: the risk of potential losses due to a single exposure to a counterparty, sector or country, which has the capacity to affect the main operation of the entity.

Objective and General Guidelines of risk management

Grupo Aval’s and its subsidiaries of the financial sector objective is to maximize returns for its investors, through proper risk management. The guiding principles of risk management at Grupo Aval are as follows:

a)	Make risk management a part of every institutional process;
b)	Collective decision making for commercial lending of significant amounts;
c)	Extensive and in-depth industry and market knowledge, as a result of the leadership and experienced, stable and seasoned senior management;

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

d)	Clear risk management policies based on a top-down approach with respect to:
•	Compliance with know-your-customer policies;
•	Commercial loans credit structure based on a clear identification of sources of repayment and of cash flow generation capacity of the borrower;
e)	Use of common credit analysis tools for analysis and loan pricing tools across Grupo Aval’s subsidiaries of financial sector;
f)	Diversification of the commercial loan portfolio with respect to industries and economic groups;
g)	Specialization in consumer product niches;
h)	Extensive use of continuously updated scoring models and credit ratings updated permanently to ensure quality growth of consumer loans with high credit quality;
i)	Conservative policies in terms of:
•	Trading portfolio composition with bias towards lower volatility instruments;
•	Proprietary trading positions; and
•	The variable compensation for the trading staff;

j)Control the position-level based on market risk sensitives (such as VaR, DV01, Delta, Rho and Vega) and credit risk exposures by counterparties;

k)Concentration and diversification limits which are based on market liquidity and volatility, operational capacity, valuation and credit quality of counterparties;

l)Control and follow up the funding and liquidity risk with independent oversight. This includes setting limits related with high quality liquid assets and maturity concentration of financial liabilities among others; and

m)Ensuring of compliance with regulatory limits and reviewing how the current and projected strategy can affect those limits.

Main premises for risk management

Grupo Aval´s risk culture is based on the principles indicated in the section above and they are transmitted to all subsidiaries of the financial sector and business units. The strategy related with risk management is supported by the following guidelines:

a)

In all of Grupo Aval´s subsidiaries of the financial sector, the risk function is independent of the business units. The segregation of functions between the business areas and the risk areas in charge of risk measurement analysis, control and reporting, provide sufficient independence and autonomy for proper risk control.

b)

The decision-making process at the subsidiaries of the financial sector requires that transactions of significant amounts are sent to decision centers such as risk committees. The frequency of meetings of these committees ensures a high degree of agility regarding the resolution of proposals and continuous participation of senior management for administering the different risks.

c)

Grupo Aval has corporate policies for the risk to which it is exposed. The business and risk units of Grupo Aval and its subsidiaries of the financial sector hold orientation meetings based on approaches to risk that are consistent with Grupo Aval´s risk culture.

d)	Grupo Aval has implemented a risk system that is updated on a regular basis to address new conditions in the markets and the risks to which Grupo Aval is exposed.
e)	There are adequate information systems to monitor risk exposure, to ensure compliance and approval policies and, if necessary, to implement proper corrective actions.
f)	Key risks are analyzed on a regular basis, not only when risks materialize or when problems occur during the normal course of business but in a continuous process of risk management.
g)	Grupo Aval and its subsidiaries of the financial sector have training courses on risk culture for all hierarchy levels in the organization.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

h)	A risk culture integrated throughout the organization, consisting on a series of attitudes, values, skills and guidelines to action.

Corporate structure of the risk function

Governance of the risk function seeks to ensure that risk decisions are taken appropriately and efficiently and that risks are effectively controlled. The goal is to guarantee that risks are managed in accordance with the guidelines set forth by Grupo Aval. The corporate structure for risk management at the subsidiaries of the financial sector is comprised of the following, top-level risk governance bodies:

•	Board of Directors
•	Risk Management committees
•	Risks Management units
•	Administrative process of risk management
•	Internal Audit Departments

Responsibility for the control and management of risk and, in particular setting Grupo Aval’s risk profile rests ultimately on Grupo Aval’s Board of Directors. The Board has the power to delegate the various committees and it is supported by risk management committees at the subsidiaries of the financial sector.

Grupo Aval Board of Directors

The Board of Directors is the body responsible for establishing the risk profile and for the approval of the general scope for risk management.

Corporate Risk Unit

It is the corporate risk unit, led by Grupo Aval’s Chief Risk Officer, with functions including the following among others: 1) identification and definition of best practices for corporate risk management; 2) support the board and the financial subsidiaries in the construction of the risk appetite. 3) state and ensure the compliance of policies and guidelines that ensure an adequate risk exposure.

Boards of Directors of the Financial Subsidiaries

The Boards of Directors of Grupo Aval’s financial subsidiaries are responsible for adopting the following decisions, among others, with respect to the proper organization of each entity’s risk management system:

•	Define and approve the general policies and strategies related to the internal control system for risk management;
•	Approve the entity’s policies in relation to the management of different risks;
•	Approve trading and counterparty limits, in accordance with defined attributions;
•	Approve exposure limits for different types of risks;
•	Approve different procedures and methodologies for risk management;
•	Ensure the adequate assignment of the human, physical and technical resources required for effective risk management;
•	Set forth the responsibility and attributes assigned to the different positions and areas in charge of risk management;
•	Create and define the functions of the committees that are needed to ensure the proper organization, control and monitoring of operations that generate risk exposure and define their functions;

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

•	Approve internal control systems for risk management;
•	Require management of Grupo Aval’s financial subsidiaries to submit periodic reports on the levels of exposure to several risks;
•	Evaluate recommendations and corrective actions proposed for risk management processes;
•	Follow-up at regular board meetings, based on periodic risk-management reports submitted by the Audit Committee on measures taken to control or mitigate the more relevant risks; and
•	Approve the nature, scope strategic business and markets in which each subsidiary of the financial sector will operate.

Risk Committees

Grupo Aval´s subsidiaries of the financial sector have, among others, risk management committees comprising members of the Board of Directors which periodically discuss, measure, control and analyze the credit risk management system (SARC for its initials in Spanish), market risk management systems (SARM for its initials in Spanish) and operating risk management system and the management of the business continuity plan (SARO-PCN for its initials in Spanish). Additionally, the subsidiaries of the financial sector also have an asset-liability committee (ALCO) which takes decisions regarding asset and liability management and evaluates the effectiveness of the liquidity risk management system (SARL for is initials in Spanish). Compliance of legal risks is monitored by the General Secretaries of each subsidiary of the financial sector. The functions of these committees include, among others, the following:

•	Proposing adequate policies for managing the risks concerning each committee and the applicable business processes and methodologies to the Board of Directors of each entity;
•	Systematically review the entity’s exposure to risks and take any corrective actions when necessary;
•	Ensuring that actions taken at each subsidiary of the financial sector in relation to risk management are consistent with previous defined levels of risk appetite; and
•	Approve decisions that are within the approval limits established for each committee by each of the financial subsidiaries’ Board of Directors

The risk committees of Grupo Aval subsidiaries of the financial sector are detailed below:

I.     Risk Management Committees of the financial sector subsidiaries

The objective of these committees is to establish policies, procedures and strategies for comprehensive management with respect to credit, market, liquidity, operational, money laundering and terrorism financing risks. Its main duties involve:

•	Measuring the entity’s risk profile;
•	Designing systems to monitor and follow up on levels of exposure to the different risks the entity faces;
•

Reviewing and proposing to the Board of Directors the level of tolerance and degree of exposure to risk the entity is willing to assume in the course of its business. This implies evaluating alternatives to align risk appetite in the various risk management systems;

•	Assessing the inherent risks involved in entering new markets, products, segments and countries, among others; and
•	Ensuring that risk management and measurement methodologies are appropriate, given the characteristics and activities of the entity.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

II.     Assets and Liabilities Committee of the financial sector subsidiaries

The objective of these committees is to support senior management by establishing risk policies, limits and systems to monitor and measure the effectiveness of the interest rate risk in the banking book management and the liquidity risk management systems (SARL for its initial in Spanish). The main functions, among others, are:

•	Establishing adequate procedures and mechanisms for liquidity management.
•	Monitoring liquidity and interest rate risk exposure reports and Fund Transfer Pricing (FTP) process.
•	Identify the origin of risk exposure through sensitivity analysis, in order to assess the probability of lower returns for the entity or assess the necessity of new liquidity resources.

III.     Audit Committee of Aval and Audit Committees of Subsidiaries of the Financial Sector:

The Audits Committees’ principal objective is to evaluate and monitor the Internal Control System.

The following are the description of the functions for these committees:

•	Proposing, for approval of the Board of Directors, the structure, procedures and methodologies required for the operation of the Internal Control System.
•

Assessing the structure of the internal control of the entity, in order to establish if the procedures are designed reasonably to protect its assets, as well as those of third parties under its administration and custody, and if there are controls to verify that transactions are being properly authorized and registered. For such purpose, the areas in charge of the administration of the various systems of risk, the Statutory Auditor and the Internal Auditor submit the established periodical reports to the Committee as well as other reports that the members of the Committee may require.

•	Monitoring risk exposure levels, their potential consequences and establishing risk control or mitigation actions.

Risk Vice-Presidency or its equivalent in the subsidiaries of the financial sector

The Risk Vice-Presidency and its equivalent that figure within the organizational structure of the subsidiaries of the financial sector have, among others, the following functions:

•	Oversee adequate compliance of the policies and procedures established by the Board of Directors and the various committees for risk management.
•	Designing methodologies and procedures to be followed by the administration for risk management.
•	Establishing ongoing monitoring procedures to allow timely identification of any deviation relating to compliance of the policies established for risk management.
•

Preparing timely reports for the different risk committees, the Board of Directors of each subsidiaries of the financial sector and for the government entities in charge of control and supervision of the subsidiaries of the financial sector in relation with compliance of risk policies.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Administrative Processes of Risk Management

In accordance with the respective business models, each subsidiary of the financial sector of Grupo Aval has well defined structures and procedures, including manuals on administrative processes that must be followed for managing different risks. The entities use the different technological tools, for the analysis, monitoring and control of the various risks.

Internal Audit

The internal audit units at each subsidiary of financial sector act under independent criteria and, in performance of their functions, carry out periodic independent compliance assessments of risk management policies and procedures followed by the entities for the managing of risks and environment controls. Reports are submitted directly to the audit committees, responsible for monitoring the risk to which they are exposed to and adopt corrective measures, if necessary.

In addition to the Internal Audit Units at the financial sector subsidiaries, there is a corporate control unit which ensures the compliance of our financial sector subsidiaries with corporate policies. The corporate controller participates in the audit committees of the most significant subsidiaries. The corporate control unit performs periodic independent audits of Grupo Aval´s subsidiaries to monitor their compliance with risk management policies. Its reports are presented directly to senior management at each of the subsidiaries and to the corresponding audit committees including the audit committee of the holding company.

Grupo BAC Credomatic

Grupo BAC Credomatic (hereinafter referred to as BAC) has its main operations located in Central America and is consolidated under Banco de Bogotá through its subsidiary Leasing Bogotá Panamá. BAC has its own policies, functions and risk management procedures, subject to approval by Banco de Bogotá.

Risk management and periodic risk surveillance are carried out through the following bodies of corporate governance which were, established both at a regional level as well as in the countries where Grupo BAC operates: Committee of Integral Risk Management, Committee of Assets and Liabilities (ALCO), Committee of Compliance, Credit Committee, Investment Committee and Audit Committee.

Regarding credit risk management, BAC has a centralized structure, led by a Chief Risk Officer (CRO), who reports to the CEO. The Regional Credit Committee, whose members include the CEO, the CRO, and members of the Corporate Risk Unit of Grupo Aval and Banco de Bogotá, is responsible for submitting credit policies and procedures at a regional level for the Board of Directors approval. This committee is responsible for monitoring the loan portfolio. The regional credit committee is also responsible for the final decision on loans exceeding the credit limits delegated to each individual country. While local risk managers report to the local head, observance of regional policies and procedures are reported to the CRO.

Regarding market risk, BAC manages an investment policy and asset and liability policy at a regional level, setting guidelines for establishing country and counterparty risk limits, as well as limits to foreign currency positions and guidelines for liquidity risk management, interest rate and exchange rate risks. The Regional Committee of Assets and Liabilities, which is composed by members of BAC Board of Directors, is responsible for the establishment of regional risk management policies.

Non-financial Subsidiaries

With the objective of strengthening the second line of defense for its risk management and internal control, as well as to expand the scope of its oversight to non-financial subsidiaries the Government, Risk and Compliance (GRC) Vice

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Presidency was created in Corficolombiana. During 2018, a diagnosis to measure the status of the GRC's capabilities was carried out. This lead to the initiation of the corporate project that involved the strengthening the team incharge, the design of methodologies, risk management and compliance reports as well as their subsequent implementation in the non-financial subsidiaries throughout 2019. This activity is currently under development and includes subsidiaries in the infrastructure, energy and gas sectors.

The Board of Directors of each subsidiary is given the faculty to establish guidelines in terms of risk policies and risk monitoring processes. For companies falling within the non-finacial sector that are part of Corficolombiana’ s equity investment portfolio, each entity will coordinate the implementations of risk management systems in line with those of Corficolombiana, based on the good practices established by law and those found in the Corficolombiana’s polices.

Moreover, Corficolombiana must ensure that, controlled non-financial sector subsidiaries follow Grupo Aval’s guidelines of Grupo Aval in relation to risk management.

Control Environment

The risk management model of the financial sector subsidiaries promotes a control environment that ensures the appropriate control and integrated view for all individual risks. This control is executed at all the business segments and for each type of risk in order to ensure that the exposures and overall risk profile are within the framework of the mandates established by both the Board of Directors and the regulators. The main elements ensuring effective control are:

•	The assignment of responsibilities in risk-generating functions through decision-making and due control of their activity;
•	Specialized control of each risk factor;
•	The supervision of all risks;
•	The assessment of control mechanisms; and
•	Independent assessment by internal audit

New Risk Framework by the Colombian Superintendency of Finance (SFC)

From 2019 on, the Colombian Superintendency of Finance (SFC) will supervise the financial holdings in Colombia, including Grupo Aval. The implementation of this supervision will be achieved in stages.

On September 17, 2017, the regulation of financial conglomerates (Law 1870 of 2017) was issued, which, together with Decree 774 of May 6, 2018, established the minimum adequate capital level for Grupo Aval as a financial conglomerate. The level of adequate capital for financial conglomerates cannot be less than the sum of the capital of subordinates in the financial sector. However, there are detailed rules for determining the capital of the financial conglomerate, including the deduction of capital investments in certain subsidiaries. Decree 774 of 2018 established an 18-month transition period, which expires on November 6, 2019 and, therefore, the minimum capital requirement of Grupo Aval will be based on the consolidated financial statements as of December 31, 2019.

Additionally, on August 6, 2018, Decree 1477 was issued, which aligns the capital requirements of Colombian financial institutions with the Basel III standards, specifically, the definitions of level 1 and level 2 of capital and weighted risk assets and incorporating reserves for the conservation of capital for important systemic entities. Decree 1477 includes a transition period of 18 months, which expires on February 6, 2020 and, therefore, the obligation of the financial subordinates of Grupo Aval to comply with the requirements of Decree 1477 will be based on the financial statements at March 31, 2020.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The preliminary calculations, based on the consolidated information of the subsidiaries of Grupo Aval as of September 30, 2018, have been prepared incorporating the requirements established in Decrees 774 and 1477. These calculations indicate that all the subordinates of the financial sector and the Group Aval, like the holding company of the conglomerate, may comply with the mentioned requirements.

Besides this, the SFC is implementing a new risk framework ‘SIAR’ (comprehensive risk management system for its acronym in Spanish). The objective of this framework is to implement and build a strong risk culture inside the organizations, with the necessary controls in order to operate adequately and clearly define policies and procedures to:

•	Identify, measure, control and monitor all the risks of the company as a whole and in each one of its business units;
•	Establish clear information and communication policies;
•	Establish a continuous training program in risk management at all levels in the company;
•	Generate a strong risk culture in which the anticipation of macroeconomic and key financial variables is present.
•	Have strong ethic values as well as integrity at every level of the company;
•	Clearly defined organizational structure; and
•	Establish a risk appetite ‘MAR’ (Risk Appetite Framework for its acronym in Spanish).

The SIAR will include at least the following risks, to managed by the companies with a comprehensive view:

•	Credit;
•	Market;
•	Liquidity;
•	Operational;
•	Country; and
•	Counterpaty

Financial Risk Review

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The maximum exposure to credit risk of Grupo Aval, at a consolidated level is reflected in the carrying value of financial assets in the statement of financial position of Grupo Aval as of December 31, 2018 and 2017 as follows:

Account
Assets	December 31, 2018		December 31, 2017 (1)
Cash and cash equivalents (**)	Ps.	21,955,901	Ps.	16,531,811
Debt securities held for trading		3,762,978		2,650,536
Debt securities FVTPL		31,256		—
Debt securities FVOCI (2017 – available-for-sale)		18,935,757		17,790,127
Debt securities at amortized cost (2017 – held-to-maturity)		2,972,616		2,899,039
Derivatives instruments		768,686		328,392
Hedging derivatives		30,138		55,261
Loans
Commercial		102,408,977		99,428,894
Consumer		55,455,064		50,382,895
Mortgage		18,592,103		16,151,299
Microcredit		425,697		409,688
Other accounts receivable FVTPL		2,488,414		2,282,611
Other accounts receivable at amortized cost		7,069,120		4,466,134
Total financial assets with credit risk	Ps.	234,896,707	Ps.	213,376,687
Financial instruments with credit risk outside of the statement of financial position at its nominal value
Financial guarantees and letters of credit		3,446,601		3,495,921
Credit commitments		27,479,080		23,727,317
Total exposure to credit risk outside of the statement of financial position	Ps.	30,925,681	Ps.	27,223,238
Total maximum exposure to credit risk	Ps.	265,822,388	Ps.	240,599,925

(**)   Not including funds in custody by the entity (cash, tellers, vaults), because there is no credit risk regarding Grupo Aval entities.

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2.5

For guarantees and commitments to extend the credit amounts, the maximum exposure credit risk is the amount of the commitment. Credit risk is mitigated by guarantees and collaterals as described in note 4.1.4 Mitigation of Credit Risk, Collateral and Other Credit Risk Enhancements.

Each of Grupo Aval´s financial subsidiaries assume the credit risk for both the credit activity itself, which includes commercial, consumer, mortgage and microcredit credit lending and treasury activities, including interbank loans, investment portfolio management, derivatives and foreign currency trading activities, among others. Despite being independent businesses, the nature of insolvency risk of the borrower or counterparty is similar and therefore the criteria in which they are evaluated is similar.

Loans are recorded at amortized cost on the statement of financial position and are classified as commercial, consumer, mortgages, and microcredit. Due to the significance of the financial leasing portfolio for Grupo Aval, these amounts are also presented separately in all the tables for disclosure purposes:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2018

	Balance in Statement		Leasing presentation		Balance according to
Portfolio segment	of financial position		adjustment		disclosure
Commercial	Ps.	102,408,977	Ps.	(9,858,952)	Ps.	92,550,025
Consumer		55,455,064		(254,483)		55,200,581
Residential mortgage		18,592,103		(1,312,741)		17,279,362
Microcredit		425,697		—		425,697
Financial leasing		—		11,426,176		11,426,176
Total portfolio	Ps.	176,881,841	Ps.	—	Ps.	176,881,841

December 31, 2017

	Balance in Statement		Leasing presentation		Balance according to
Portfolio segment	of financial position		adjustment		disclosure
Commercial	Ps.	99,428,894	Ps.	(9,892,400)	Ps.	89,536,494
Consumer		50,382,895		(226,764)		50,156,131
Residential mortgage		16,151,299		(1,047,766)		15,103,533
Microcredit		409,688		—		409,688
Financial Leasing		—		11,166,930		11,166,930
Total portfolio	Ps.	166,372,776	Ps.	—	Ps.	166,372,776

4.1.2          Loan and Counterparty Approval Process for subsidiaries in the financial sector

The principles and rules for credit management and credit risk for each financial subsidiary are contained in the credit manual, both for commercial banking activity and treasury activity. Evaluation criteria to measure credit risk follows the principal instructions set forth by the Treasury and Credit Risk Committees.

The maximum authority regarding lending is the Board of Directors for each bank, which approves the general policy and has the capacity to approve large size transactions. In the normal banking operation, authorizations for approval of loans and lines of credit depend on the amounts, credit quality, tenor and security collateral / guarantees offered by the client. The Board of Directors of each bank has delegated part of its lending authorities to different committees and executives who process the credit requests and are responsible for the analysis and follow-up.

Additionally, for the approval of credits, certain considerations are taken into account including but not limited to, the probability of default and the recovery percentage of guarantees received, tenor and concentration by economic sector.

Regarding the operations for treasury activities, the Board of Directors approves the lines of credit for counterparts. Risk control is essentially carried out through three mechanisms: annual approval of lines of credit, quarterly solvency evaluations for issuers and a report on concentrations for each client or economic group.

Although each financial subsidiary is responsible for its credit decisions and risk management, Grupo Aval as a holding, through the Corporate Risk Unit oversees the implementation of appropriate risk management controls at the financial subsidiaries and has established upward loan reporting processes. The holding’s risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in industry, risks and opportunities. Grupo Aval also coordinates loan syndication among our banks to effectively leverage the combined equity of our banks and manage any risk issues.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Each subsidiary of the financial sector has a Credit Risk Management System, which is managed by the credit vice-presidency or its equivalent, and includes, among others, the design, implementation and evaluation of policies and risk mechanisms defined by the Credit and Treasury Risk Committee and the Board of Directors. The operation of the Credit Risk Management System has resulted in the integration of risk measurement tools into the credit approval process in each of the financial subsidiaries.

Each subsidiary of the financial sector has two models for evaluating credit risk for the approval of commercial loans: the financial ratings model, statistical models based on financial information of the client, which are used in the approval process and for the management and follow-up of the portfolio. The second model is based on the client´s financial ratings and its historical payment behavior with the bank, used in the process of client rating. For retail loans (including mortgage loans and auto loans) models are based on sociodemographic variables and the historical payment behavior of the clients.

4.1.3          Credit quality analysis

The Credit-risk Monitoring Process and Credit rating of the loan portfolio

The monitoring process and follow-up of credit risk of each financial subsidiary is carried out in several steps including the follow-up and management of daily collections based on overdue portfolio analysis by vintages, risk level rating, permanent follow-up of high risk clients, restructuring processes of operations and the receipt of foreclosed assets as payment.

The subsidiaries of the financial sector generate a list of past due loans and based on such analysis, different financial subsidiaries personnel carry out collection procedures by telephone calls, emails, or written collection.

On a monthly basis the financial subsidiaries classify each client in one of these categories: Category A-Normal, B‑Subnormal, C-Deficient, D-Doubtful recovery and E- Unrecoverable, based on the statistical models that each subsidiary has.

On a quarterly basis each financial subsidiary evaluates the commercial portfolio by economic sectors, where macro-sectors are evaluated with the purpose of monitoring the concentration per economic sector and the risk level of each one.

Every six-months each financial subsidiary carries out an individual analysis of the credit risk based on updated financial information of the client, payment record, collateral security/guarantees received, credit bureau reports and other qualitative information available; based on the information, clients are classified by risk level as mentioned above.

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

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Category D — “Significant risk”: Loans and finance leases in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.

Category E — “Risk of non-recoverability”: Loans and finance leases in this category are deemed uncollectible.

For mortgage loans and microcredits, the previous classification by risk levels is carried out monthly considering the number of days past due.

In addition, the credit risk exposure is administered through a periodic analysis of the borrowers (or potential borrowers) to determine the repayment capacity of capital and interest. The credit risk exposure is also mitigated partly by obtaining collateral security, corporate and personal guarantees.

The following table sets out information about the credit quality of financial assets measured at amortized cost. Unless specifically indicated, for financial assets, the amounts in the table represent gross carrying amounts. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively. Based on the foregoing classifications, each financial subsidiary establishes and executes collection strategies directed at maximizing the collection of the loan portfolio.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

As of December 31, 2018, and 2017, the following is a summary of the portfolio credit by risk level rating. Explanation of the terms: Stage 1, Stage 2 and Stage 3 are included in Note 2 (2.6) (ix), and explained in detail in Note 4.1.5 (Measurement of ECL).

	December 31, 2018								December 31,
	Stage 1		Stage 2		Stage 3		Total		2017 (1)
Commercial
“A” Normal risk	Ps.	83,532,853	Ps.	195,949	Ps.	183,263	Ps.	83,912,065	Ps.	82,217,135
“B” Acceptable risk		565,266		1,220,838		491,062		2,277,166		2,093,079
“C” Appreciable risk		88,802		227,429		2,680,090		2,996,321		2,735,103
“D” Significant risk		1,290		36,295		1,548,951		1,586,536		1,620,293
“E” Risk of nonrecoverability		3,008		10,350		1,764,579		1,777,937		870,884
Commercial portfolio gross balance	Ps.	84,191,219	Ps.	1,690,861	Ps.	6,667,945	Ps.	92,550,025	Ps.	89,536,494
Consumer
“A” Normal risk		47,782,665		1,815,283		19,295		49,617,243		45,794,015
“B” Acceptable risk		799,326		1,004,173		12,805		1,816,304		1,364,520
“C” Appreciable risk		128,850		1,149,796		458,474		1,737,120		1,232,881
“D” Significant risk		23,896		228,509		1,070,538		1,322,943		1,256,089
“E” Risk of nonrecoverability		6,568		37,819		662,584		706,971		508,626
Consumer portfolio gross balance	Ps.	48,741,305	Ps.	4,235,580	Ps.	2,223,696	Ps.	55,200,581	Ps.	50,156,131
Mortgage
“A” Normal risk		15,478,116		563,066		20,965		16,062,147		14,208,051
“B” Acceptable risk		72,557		337,093		3,059		412,709		324,925
“C” Appreciable risk		13,547		418,754		35,318		467,619		326,237
“D” Significant risk		151		11,632		101,164		112,947		79,707
“E” Risk of nonrecoverability		1,686		5,196		217,058		223,940		164,613
Mortgage portfolio gross balance	Ps.	15,566,057	Ps.	1,335,741	Ps.	377,564	Ps.	17,279,362	Ps.	15,103,533
Microcredit
“A” Normal risk		344,424		2,897		194		347,515		341,194
“B” Acceptable risk		162		10,542		—		10,704		11,871
“C” Appreciable risk		71		7,519		—		7,590		6,742
“D” Significant risk		35		2,980		5,671		8,686		7,342
“E” Risk of nonrecoverability		31		1,436		49,735		51,202		42,539
Microcredit portfolio gross balance	Ps.	344,723	Ps.	25,374	Ps.	55,600	Ps.	425,697	Ps.	409,688
Financial leasing
“A” Normal risk		9,818,788		79,008		26,299		9,924,095		9,874,243
“B” Acceptable risk		267,541		183,862		61,275		512,678		489,323
“C” Appreciable risk		45,418		56,561		217,937		319,916		394,534
“D” Significant risk		178		10,403		477,820		488,401		309,726
“E” Risk of nonrecoverability		446		114		180,526		181,086		99,104
Financial leasing portfolio gross balance	Ps.	10,132,371		329,948		963,857		11,426,176	Ps.	11,166,930
Gross balance of financial assets per credit portfolio	Ps.	158,975,675	Ps.	7,617,504	Ps.	10,288,662	Ps.	176,881,841	Ps.	166,372,776

(1)	Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2.5 (B)

Credit quality of financial assets (excluding loan portfolio)

The following is the breakdown of the different financial assets excluding loan portfolio, by credit risk level and type of issuer based on the rating issued by the independent credit rating agency. A financial asset is considered investment grade if its credit rating is BBB- or higher by Standard & Poor’s, or Baa3 or higher by Moody’s, or F3 or higher by Fitch Ratings Colombia S.A, or BRC3 or higher by BRC of Colombia. A financial asset is considered speculative or non-investment

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

grade if its credit rating is BB+ or lower by Standard & Poor’s, or Ba1 or lower by Moody’s, or BB+ or lower by Fitch Ratings Colombia S.A, or BRC4 or lower by BRC of Colombia.

a)Trading investment in debt securities (a)

	December 31, 2018		December 31, 2017
Investment grade
Sovereign (*)	Ps.	2,270,642	Ps.	1,231,219
Other public entities (**)		128,546		70,064
Corporate		30,207		68,286
Financial entities		1,101,157		1,007,540
Total investment grade	Ps.	3,530,552	Ps.	2,377,109
Speculative grade
Sovereign (*)	Ps.	98,155	Ps.	92,931
Central banks		12,914		34,095
Financial entities		117,594		129,985
Total Speculative grade	Ps.	228,663	Ps.	257,011
Without grade or not available
Corporate	Ps.	3,763	Ps.	16,416
Total without grade or not available	Ps.	3,763	Ps.	16,416
	Ps.	3,762,978	Ps.	2,650,536

(a)    Investments measured at fair value in the Statement of Financial Position, see note 2 (2.8).

(*)    A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)   Derived from operations with government entities; including public administrations in general including regional and local governments.

b)	Investments in debt securities at FVTPL

	December 31, 2018		December 31, 2017 (1)
Investment grade
Corporate		31,256		—
Total investment grade	Ps.	31,256	Ps.	—

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

c)Investments in debt securities at FVOCI (2017 - Available-for-sale financial assets (1))

	December 31, 2018								December 31,
	Stage 1		Stage 2		Stage 3		Total		2017 (1)
Investment grade
Sovereign (*)	Ps.	11,492,538	Ps.	—	Ps.	—	Ps.	11,492,538	Ps.	10,157,239
Other public entities (**)		497,634		—		—		497,634		662,702
Corporate		135,985		—		—		135,985		148,738
Financial entities		2,732,127		—		—		2,732,127		2,975,485
Multilaterals		118,657		—		—		118,657		104,885
Total investment grade	Ps.	14,976,941	Ps.	—	Ps.	—	Ps.	14,976,941	Ps.	14,049,049
Speculative grade
Sovereign (*)	Ps.	1,994,205	Ps.	54,587	Ps.	—	Ps.	2,048,792	Ps.	1,432,083
Central banks		1,066,822		64,918		—		1,131,740		1,356,874
Corporate		61,485		132,817		—		194,302		274,450
Financial entities		375,352		201,002		—		576,354		642,592
Total speculative grade	Ps.	3,497,864	Ps.	453,324	Ps.	—	Ps.	3,951,188	Ps.	3,705,999
Default
Corporate	Ps.	—	Ps.	—	Ps.	7,628	Ps.	7,628	Ps.	34,516
Total default	Ps.	—	Ps.	—	Ps.	7,628	Ps.	7,628	Ps.	34,516
Without grade or not available
Corporate	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	563
Total without grade or not available	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	563
	Ps.	18,474,805	Ps.	453,324	Ps.	7,628	Ps.	18,935,757	Ps.	17,790,127

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Derived from operations with government entities; including public administrations in general (includes regional and local governments).

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5).

d)Investments in debt securities at amortized cost (2017 - Held-to-maturity investments (1))

	December 31, 2018								December 31,
	Stage 1		Stage 2		Stage 3		Total		2017 (1)
Investment grade
Sovereign (*)	Ps.	32,321	Ps.	—	Ps.	—	Ps.	32,321	Ps.	27,288
Other public entities (**)		2,931,172		—		—		2,931,172		2,839,286
Financial entities		9,123		—		—		9,123		8,635
Total investment grade	Ps.	2,972,616	Ps.	—	Ps.	—	Ps.	2,972,616	Ps.	2,875,209
Without grade or not available
Financial entities		—		—		—		—		23,830
Total without grade or not available	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	23,830
	Ps.	2,972,616	Ps.	—	Ps.	—	Ps.	2,972,616	Ps.	2,899,039

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Derived from operations with government entities; including public administrations in general (includes regional and local governments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

(1)	Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5).

e)Other accounts receivable at FVTPL

	December 31, 2018		December 31, 2017
Investment grade
Sovereign (*)	Ps.	2,488,414	Ps.	2,282,611
Total investment grade	Ps.	2,488,414	Ps.	2,282,611

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

f)Other accounts receivable at amortized cost (1)

Evaluated using general approach

The following table provides information about the exposure to credit risk and ECLs for other accounts receivable and contract assets for corporate customers as of December 31, 2018. The credit quality of these financial assets follows the methodology of the probability of default of Debt securities and other liquid financial assets (See note 4.1.5).

	December 31, 2018								December 31,
	Stage 1		Stage 2		Stage 3		Total		2017
Investment grade
Sovereign (*)	Ps.	2,631,235	Ps.	—	Ps.	—	Ps.	2,631,235	Ps.	786,018
Financial entities		340,265		—		—		340,265		314,848
Total investment grade	Ps.	2,971,500	Ps.	—	Ps.	—	Ps.	2,971,500	Ps.	1,100,886

(1)	Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5).

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

The following table provides information about the exposure to credit risk and ECLs by segment for accounts receivable related to gas and energy services, the methodology to estimate the ECLs is the same as in Loan and Receivable (See note 4.1.5):

	December 31, 2018								December 31,
	Stage 1		Stage 2		Stage 3		Total		2017
Segmentation
Contributions	Ps.	71,903	Ps.	—	Ps.	—	Ps.	71,903	Ps.	130,552
Gas		232,445		134,519		77,693		444,657		375,914
Energy		37,455		3,563		98,154		139,172		99,841
Other accounts receivable		54,046		—		—		54,046		126,253
Total segmentation	Ps.	395,849	Ps.	138,082	Ps.	175,847	Ps.	709,778	Ps.	732,560

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Evaluated using simplified approach

Grupo Aval uses probability matrix to measure the ECL for other receivables from individual customers, which have small balances.

The weighted-average loss rate is calculated using a “rolling rate” method base on the probability that a receivable will progress through successive stages of default until write off. The rolling rate is calculated for exposures in different segments and separately accordance with the following common features of credit risk.

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers as of December 31, 2018.

	Weighted-	Gross
	average loss	carrying		Loss		Credit-
December 31, 2018	rate	amount		allowance		impaired
0–30 days past due	1.15%		2,846,086		32,622	—
31–60 days past due	6.70%		111,636		7,485	—
61–90 days past due	9.39%		31,625		2,970	—
More than 90 days past due	47.32%		398,495		188,583	398,495
		Ps.	3,387,842	Ps.	231,660

The loss rates are based on the experience of real credit loss in the last seven years. These rates are multiplied by factors to reflect the differences between the economic conditions during the period in which the historical data were collected, the current conditions and the opinion of the entities of Grupo Aval about the economic conditions during the expected lives of the accounts receivable.

g)Derivative instruments

The details of credit rating determined by independent credit rating agents of counterparties in trading derivative and hedge derivatives are as follows.

Credit worthiness	December 31, 2018		December 31, 2017
Investment grade	Ps.	755,218	Ps.	312,426
Speculative		9,926		503
Without grade or not available		33,680		70,724
Total	Ps.	798,824	Ps.	383,653

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following table shows an analysis of counterparty credit exposures arising from derivative transactions:

Trading derivatives

	Total		Central counterparties
	Notional	Fair	Notional	Fair
	amount	value	amount	value
2018
Derivative assets	34,950,958	768,686	5,997,311	—
Derivative liabilities	31,237,110	811,305	1,977,284	32
2017
Derivative assets	31,835,928	328,392	4,558,472	—
Derivative liabilities	29,015,306	298,665	5,324,037	—

Hedge derivatives

	Total		Central counterparties
	Notional	Fair	Notional	Fair
	amount	value	amount	value
2018
Derivative assets	2,493,849	30,138	1,280,402	—
Derivative liabilities	8,722,602	195,539	4,601,646	—
2017
Derivative assets	4,233,151	55,261	1,632,248	—
Derivative liabilities	3,377,903	13,464	1,541,236	—

Derivative transactions of Grupo Aval are collateralized by cash of Ps. 214,379 as of December 31, 2018, and of Ps. 12,205 as of December 31, 2017, see note 4.1.10 “Offset of financial assets and financial liabilities”.

h)Cash and cash equivalents

The Group held cash and cash equivalents of Ps. 28,401,283 as of December 31, 2018 (2017: Ps. 22,336,838). The cash and cash equivalents are held with central banks and financial institution counterparties that are rated at least AA- to AA+, based on Standard & Poor’s ratings. The following table shows an analysis of counterparty credit exposures:

	December 31, 2018		December 31, 2017
Investment grade	Ps.	13,988,666	Ps.	9,391,266
Central bank		3,794,411		3,820,538
Financial entities		10,194,255		5,570,728
Speculative grade		7,707,990		6,679,084
Central bank		7,264,128		5,993,380
Financial entities		443,862		685,704
Without grade or not available		259,245		461,461
Central bank		2,338		1,469
Financial entities		256,907		459,909
Others		—		83
Cash and cash equivalent with third parties	Ps.	21,955,901	Ps.	16,531,811
Cash held by entity (**)		6,445,382		5,805,027
Total	Ps.	28,401,283	Ps.	22,336,838

(**)   Cash held by each Grupo Aval’s bank in custody in vaults, ATMs and cash.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

4.1.4          Mitigation of Credit Risk, Collateral and Other Credit Risk Enhancements

The exposure to credit risk for each of Grupo Aval´s financial subsidiaries is reduced by collateral and other credit enhancements. The existence of collateral security / guarantees can be a necessary measure but not a determinant for the approval of a credit. Credit risk policies of Grupo Aval require an evaluation of the debtor’s payment capacity based on the debtor´s ability to generate the resources needed for the timely and complete payment of its obligations.

Credit risk management includes the following activities:

•

Analysis of credit risk: For commercial lending, tools are used for the individual evaluation of credits based on payment capacity supported on cash generation, credit rating models with inputs from historical and projected financial condition, and on the payment history of the debtor with the financial sector. For consumer lending (including mortgages and auto financing), scoring models are based on socio-demographic variables and payment history.

•

Evaluation of collateral security / guarantees with appropriate debt coverage in accordance with the credit policies of each financial subsidiary. Collateral security includes mortgages on real estate, pledge on assets, cash deposits and investments.

•	Evaluation of the liquidity of the collateral security / guarantees received.

The methods used for the evaluation of collateral security / guarantees are aligned with the market practices and include the use of independent real estate appraisers or the market value of securities. All collateral security / guarantees must be legally evaluated and drafted following the parameters of applicable legal regulations.

Residential mortgage lending

The following tables stratify credit exposures from mortgage loans and advances to retail customers by ranges of loan-to-value (LTV) ratio. LTV is calculated as the ratio of the gross amount of the loan – or the amount committed for loan commitments – to the value of the collateral. The value of the collateral for residential mortgage loans is based on the collateral value at origination updated based on changes in house price indices. For credit-impaired loans the value of collateral is based on the most recent appraisals.

	December 31, 2018		December 31, 2017
LTV ratio
Less than 50%	Ps.	6,414,097	Ps.	5,243,564
51 – 70%		6,678,883		5,912,568
71 – 90%		4,890,501		4,412,544
91 – 100%		426,810		419,521
More than 100%		181,812		163,102
Total	Ps.	18,592,103	Ps.	16,151,299

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Credit-impaired mortgage loans

	December 31, 2018		December 31, 2017
LTV ratio
Less than 50%	Ps.	99,462	Ps.	74,258
51 – 70%		146,568		108,222
More than 70%		177,821		131,990
Total	Ps.	423,851	Ps.	314,469

As of December 31, 2018, and 2017, the following chart shows the detail of the credit portfolio per type of guarantees received as support of credits granted by Grupo Aval at a consolidated level:

									Finance
December 31, 2018	Commercial		Consumer		Mortgages		Microcredit		Leases (1)		Total
Unsecured credits	Ps.	49,721,150	Ps.	47,305,167	Ps.	3,572	Ps.	289,518	Ps.	44,221	Ps.	97,363,628
Loans secured by other banks		362,128		7,378		—		—		6,102		375,608
Collateralized credits:
Mortgages		506,687		68,191		17,200,445		4,040		4,644		17,784,007
Other real estate		15,943,414		1,428,950		4,432		542		116,884		17,494,222
Investments in equity instruments		502,408		553		—		—		—		502,961
Deposits in cash or cash equivalents		1,147,457		156,229		—		—		—		1,303,686
Leased machineries and vehicles		—		—		—		—		9,221,950		9,221,950
Fiduciary agreements, standby letters and guarantee funds		9,316,479		38,516		70,174		97,946		361,515		9,884,630
Pledged income		3,262,967		303		—		—		10,397		3,273,667
Pledges		3,316,543		5,773,201		477		668		6,379		9,097,268
Other assets		8,470,792		422,093		262		32,983		1,654,084		10,580,214
Total gross loan portfolio	Ps.	92,550,025	Ps.	55,200,581	Ps.	17,279,362	Ps.	425,697	Ps.	11,426,176	Ps.	176,881,841

									Finance
December 31, 2017	Commercial		Consumer		Mortgages		Microcredit		Leases (1)		Total
Unsecured credits	Ps.	51,074,506	Ps.	42,566,151	Ps.	6,859	Ps.	275,701	Ps.	52,179	Ps.	93,975,396
Loans secured by other banks		350,562		4,284		—		—		4,803		359,649
Collateralized credits:
Mortgages		865,857		62,174		15,025,672		4,811		6,127		15,964,641
Other real estate		13,126,277		1,248,808		4,290		1,168		120,909		14,501,452
Investments in equity instruments		433,041		1,077		—		—		—		434,118
Deposits in cash or cash equivalents		2,172,911		141,891		—		101		—		2,314,903
Leased machineries and vehicles		—		—		—		—		9,151,139		9,151,139
Fiduciary agreements, standby letters and guarantee funds		8,129,469		36,204		64,250		102,698		364,938		8,697,559
Pledged income		3,032,277		266		22		—		11,478		3,044,043
Pledges		3,859,626		5,728,752		1,597		1,290		20,452		9,611,717
Other assets		6,491,968		366,524		843		23,919		1,434,905		8,318,159
Total gross loan portfolio	Ps.	89,536,494	Ps.	50,156,131	Ps.	15,103,533	Ps.	409,688	Ps.	11,166,930	Ps.	166,372,776

(1)	See Note 4.1.1

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

4.1.5          Amounts arising from Expected Credit Loss (ECL)

Definition of Default

Grupo Aval considers a financial asset to be in default when:

•	The borrower is unlikely to pay its credit obligations to Grupo Aval in full. Without prejudice, Grupo Aval takes actions such as realizing collateral (if any is held);
•

The borrower is more than 90 days past due on any material credit obligation other than mortgages to Grupo Aval. Overdrafts are considered past due once the customer has breached the allowed tenor or been advised of the reduction of the limit;

•	For mortgages when the borrower is more than 180 days past due;
•	The borrower has filed for bankruptcy proceedings, such as Law 1116; or
•	In the case of fixed income financial securities, the following concepts among others apply:
•	External rating of the issuer or instrument in rating D under Standard & Poor’s and Fitch Ratings scale or rating C under Moody’s scale;
•	Contractual payments are not made on the due date;
•	There is a very high probability of suspension of payments;
•	The issuer likely to go bankrupt or file for bankruptcy or similar action; or
•	The financial asset no longer has an active market given its financial difficulties.

In assessing whether a borrower is in default, Grupo Aval considers indicators the following:

•	Qualitative: e.g. breaches of non-financial covenants;
•	Quantitative: e.g. breaches of financial covenants, overdue status and non-payment of another obligation of the same issuer to Grupo Aval; and
•	Based on internally historical or developed data and obtained from external sources.

Inputs used in the assessment of whether a financial instrument is in default and their significance may vary over time to reflect changes in circumstances.

Inputs, assumptions and techniques used to estimate expected credit loss allowance

Credit risk models measures the exposure for individual counterparties, on the basis of the following parameters: Probability of default (PD), loss given default (LGD) and exposure at default (EAD). For a specific credit facility (Loans, debt securities, other liquid financial assets, other accounts receivable, loan commitments and financial guarantee contracts) the product of these three parameters results in the expected credit loss. See accounting policy in Note 2 (2.6 ix).

Measurement of ECL

The key inputs for the measurement of ECLs are usually the term structures of the following variables:

•	Probability of default (PD);
•	Loss given default (LGD); and
•	Exposure at default (EAD).

The estimation of these parameters depends on the credit facility. Loans methodology uses information derived from internally developed statistical models, comprising both quantitative and qualitative factors, and other historical data. On

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

the other hand, debt securities methodology incorporates relevant external market information or international credit ratings.

Grupo Aval estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models considers the structure, collateral, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. For loans secured/ guaranteed by real estate, loan-to-value (LTV) ratios will be a key parameter in determining LGD. Estimates are calibrated for different economic scenarios and, for real estate lending, to reflect possible changes in property prices.

EAD represents the expected exposure in the event of default. Grupo Aval derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract, including amortization and prepayments. The EAD of a financial asset is the gross carrying amount at default. For lending commitments and financial guarantees, the EAD considers the amount drawn, as well as potential future amounts that may be drawn or repaid under the contract, which are estimated based on historical observations and forward-looking forecasts.

Subject to using the Lifetime PD for financial assets for which credit risk has significantly increased, Grupo Aval measures ECLs considering the risk of default over the maximum contractual period (including any borrower’s extension options) over which there is exposure to credit risk, even if for risk management purposes, Grupo Aval considers a longer period. The maximum contractual period extends to the date at which Grupo Aval has the right to require repayment of an advance or terminate a loan commitment or guarantee.

For retail overdrafts, credit cards, and certain corporate revolving facilities that include both a loan and an undrawn commitment component, Grupo Aval measures ECLs over a period longer than the maximum contractual period if Grupo Aval’s contractual ability to demand repayment and cancel the undrawn commitment does not limit Grupo Aval’s exposure to credit losses to the contractual notice period. These facilities do not have a fixed term or repayment structure and are managed on a collective basis. Grupo Aval can cancel them with immediate effect, but the contractual right is not enforced in the normal day-to-day management, but rather when Grupo Aval becomes aware of an increase in credit risk of a particular facility. This longer period is estimated considering the credit risk management actions that Grupo Aval expects to mitigate ECLs. In order to estimate the expected lifetime of ECL's credit card facilities, Grupo Aval has analyzed the origination policies/procedures and credit risk management actions, and the observed period of time which credit card facilities remains in the portfolio once it has been in Stage 2.

Where modelling of a parameter is carried out on a collective basis, the financial instruments are grouped based on shared risk characteristics that include:

•	Instrument type;
•	Credit risk ratings;
•	Collateral type;
•	Date of initial recognition;
•	Remaining term to maturity; and
•	Industry.

The groupings are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Credit Risk Model: Loans

I.          Transitions between stages

Significant Increase in Credit Risk

When determining whether the credit risk (i.e. risk of default) of a financial instrument has increased significantly since initial recognition, Grupo Aval considers reasonable and supportable information that is relevant and available without undue cost or effort, including both quantitative and qualitative information and analysis based on Grupo Aval’s historical experience, expert credit assessment and forward-looking information.

The following criteria are used to determine if a significant increase in credit risk has occurred:

•	Comparison of the remaining lifetime probability of default (PD) at the reporting date with the lifetime PD at initial recognition of the exposure.
•	Qualitative aspects such as the rebuttable presumption of the norm (30 days) and restructuring agreements are also considered.
•	Qualitative criteria from analysts is also considered based on expert and supportable information.

Grupo Aval has established a framework that incorporates both quantitative and qualitative information to determine whether the credit risk of a particular financial instrument has increased significantly since initial recognition. The framework is aligned with Grupo Aval’s internal credit risk management process.

The criteria for determining whether credit risk has increased significantly will vary by portfolio and will include a backstop based on delinquency.

In certain instances, using its expert credit judgement and, where possible relevant historical experience, Grupo Aval may determine that an exposure has undergone a significant increase in credit risk if particular qualitative factors indicate so and those indicators may not be fully captured by its quantitative analysis on a timely basis. As a backstop, and as required by IFRS 9, Grupo Aval will presumptively consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due.

Grupo Aval will monitor the effectiveness of the criteria used in identifying significant increases in credit risk through regular reviews to confirm that:

•	The criteria are useful in identifying significant increases in credit risk before an exposure is in default;
•	The criteria do not align with the point in time when an asset becomes over 30 days past due;
•	The average time between the identification of a significant increase in credit risk and default appears reasonable;
•

Exposures are not generally transferred directly from 12‑month ECL measurement to credit-impaired; and there is no unwarranted volatility in loss allowance from transfers between 12‑month ECL and lifetime ECL measurements.

II.          PD – Probability of Default

Term structure of PD

Credit risk grades are the primary input in the determination of the term structure of PD for exposures. Grupo Aval collects performance and default information about its credit risk exposures analyzed by jurisdiction or region, by type of product

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

and borrower, and by credit risk grade. For some portfolios, information purchased from external credit reference agencies may also be used.

Grupo Aval employs statistical models to analyze the data collected and generate estimates of the remaining lifetime PD of exposures and how these are expected to change as a result of the passage of time.

This analysis includes the identification and calibration of the relation between changes in default rates and changes in key macro-economic factors, as well as an in-depth analysis of the impact of certain other factors on the risk of default. For exposures to specific industries and/or regions, the analysis may extend to relevant commodity and/ or real estate prices.

For stage 1 the PD estimates the probability that the credit will default in the next 12 months, while the PD in stage 2 is the result of the probabilities for the remaining life of the credit. The probability in Stage 3 is defined as 100%.

Grupo Aval’s approach to incorporating forward-looking information into this assessment is discussed below.

Forward-Looking Information

Grupo Aval incorporates forward-looking information into both its assessment of whether the credit risk of an instrument has increased significantly since initial recognition and its measurement of ECLs. Grupo Aval formulates a ‘base case’ view of the future direction of relevant economic variables and a representative range of other possible forecast scenarios based on forecasts provided by economic experts and considering a forecast of multiple variables. This process involves developing two or more additional economic scenarios and considering the relative probabilities of each outcome.

The base case represents a most-likely outcome. It is aligned with information used by Grupo Aval for other purposes, such as strategic planning and budgeting. The other scenarios for Colombia represent more optimistic and more pessimistic outcomes. For the countries in Central America the other scenarios represent possible outcomes which are less probable than the “base case”.

Grupo Aval has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

The economic scenarios used as of December 31, 2018 include the following key indicators (among others) for Colombia for the years ending 31 December 2018 and 2019.

	2018			2019
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	3.02%	3.26%	3.54%	3.27%	3.68%	4.14%
Interest rates	4.25%	4.25%	4.25%	3.75%	5.00%	5.25%
GDP growth	2.35%	2.66%	2.84%	2.79%	3.21%	4.24%
House prices	(1.45)%	1.70%	4.93%	(3.47)%	2.81%	7.37%
Unemployment rate	10.13%	9.73%	9.28%	10.67%	9.55%	8.48%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The economic scenarios used at 31 December 2018 included the following variations of key indicators (among others) for Guatemala.

	2019
	Scenario A	Scenario B	Scenario C
Inflation	3.23%	5.16%	6.67%
Interest rates	0.30%	(0.15)%	0.47%
GDP growth	2.76%	3.54%	2.33%
Exchange rate	1.12%	0.32%	1.43%

The economic scenarios used at 31 December 2018 included the following variations of key indicators (among others) for Honduras.

	2019
	Scenario A	Scenario B	Scenario C
Inflation	4.69%	4.22%	5.02%
Interest rates	0.30%	(1.49)%	0.20%
GDP growth	3.46%	4.41%	3.17%
Exchange rate	4.15%	3.92%	4.35%

The economic scenarios used at 31 December 2018 included the following variations of key indicators (among others) for El Salvador.

	2019
	Scenario A	Scenario B	Scenario C
Inflation	1.40%	5.94%	1.40%
Interest rates	0.11%	0.21%	0.24%
GDP growth	2.50%	4.64%	1.34%

The economic scenarios used at 31 December 2018 included the following variations of key indicators (among others) for Nicaragua.

	2019
	Scenario A	Scenario B	Scenario C
Inflation	2.68%	6.62%	9.08%
Interest rates	0.63%	1.69%	1.04%
GDP growth	1.32%	(3.64)%	(6.78)%
Exchange rate	5.68%	7.00%	6.26%

The economic scenarios used at 31 December 2018 included the following variations of key indicators (among others) for Costa Rica.

	2019
	Scenario A	Scenario B	Scenario C
Inflation	2.20%	3.62%	11.41%
Interest rates	0.20%	7.72%	9.63%
GDP growth	3.30%	2.11%	(0.95)%
Exchange rate	1.71%	6.43%	18.35%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The economic scenarios used at 31 December 2018 included the following variations of key indicators (among others) for Panamá.

	2019
	Scenario A	Scenario B	Scenario C
Inflation	1.79%	2.00%	3.68%
Interest rates	0.44%	0.11%	0.45%
GDP growth	2.16%	4.60%	4.85%

Credit Risk Rating

Grupo Aval allocates each exposure to a credit risk grade based on a variety of data intended to be predictive of the probability of default and applying experienced credit judgment. Grupo Aval uses these grades with the purpose identifying significant increases in credit risk. Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. These factors may vary depending on the nature of the exposure and the type of borrower.

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring typically involves use of the following data.

Loan Portfolio

Commercial	Consumer	Mortgage	Microcredit
-Information from the audited financial statements obtained during periodic reviews.	-Information collected internally about the behavior of customers.	-Information collected internally about the behavior of customers.	-Information collected internally about the behavior of customers.
-Data from credit reference agencies.	- Data from credit reference agencies.	- Data from credit reference agencies.	- Data from credit reference agencies.
-Information collected internally about the behavior of customers.
-Information of the different sectors.

III.          LGD – Loss Given Default

LGD is a measure of the potential loss in the event of a default. To estimate LGD, Grupo Aval uses information of the collateral security / guarantee which covers each individual credit, when available. In any case, Grupo Aval uses historical and forward-looking information (the same information described above in II. PD – Probability of Default - Forward-Looking Information) to estimate the expected potential recovery in case of a default. The LGD is estimated in groups by type of credit, collateral security / guarantee or maturity.

IV.          EAD – Exposure at Default

EAD represents the amount owed from a counterparty at the time of a possible default. For stage 2 Grupo Aval incorporates in the analysis of the exposure at default the probability of payments and increase in exposure during the lifetime of the credit.

These probabilities are estimated using the historical information collected by the financial subsidiaries and are grouped by type of product. The probabilities are constantly reviewed in order to accurately estimate them and calibrate them.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Credit Risk Model: Debt securities

This model estimates the impairment of credit risk in debt securities. In a general manner, at the moment of inception, all financial assets originate ECLs for the next 12 months. If credit risk increases significantly and there is enough objective evidence of increase of probability of default, then the reserve is adjusted for the remaining life of the financial asset.

I.          Transition between stages

A financial asset is classified as a low credit risk asset if the issuer is related to an investment grade credit rating.

Financial assets different than low credit risk must be evaluated individually. The first step in the methodology consist in evaluating a significant increase in credit risk by comparing the current status against the status at initial recognition of the security.

External elements related to a significant increase in credit risk are detailed below:

•	Negative changes in external credit ratings.
•	Changes in external market variables such as credit spreads, prices of issuer’s CDS and other prices of debt instruments and equities.
•	Changes in business, economic, financial, regulatory or technological environment which can affect the payment capacity of the issuer.
•	Changes in operational results that can compromise the payment capacity of the issuer.

If the financial asset loses its low credit risk condition or if changes in external environment results in a review of the condition, then this probably shows a significant increase in credit risk. Consequently, the financial asset will be analyzed to determine if there is a significant increase of credit risk (stage 2) or if the asset should be classified as stage 3.

II.          PD – Probability of default

PD depends of the external credit rating of the issuance, issuer or counterparty. Credit rating information is published by international credit rating corporations, such as Standard & Poor’s, Moody’s and Fitch Ratings, or national credit rating corporations, such as Fitch Ratings Colombia S.A. or BRC. In any case, international ratings have priority over national ratings.

Credit ratings from S&P have priority over other rating corporations. If the issuance, issuer or counterparty is not rated by S&P, credit ratings from Moody’s or Fitch Ratings can be used but they must be translated to the S&P rating scale. The order of priority in credit rating corporations is as follows: S&P in first place, Moody’s in second place and Fitch Ratings in the third one. The reason for choosing this hierarchy is to avoid discretion at the time of assigning a rating. National credit rating corporations can be used only if international credit ratings are not available, and the translation condition to the S&P rating scale must be followed as well.

For financial assets classified as stage 1, PD correspond to the probability of default for the next 12 months established in accordance to “Cumulative Default Rates by Rating Modifiers” for both sovereign and corporate issuers, expressed at an annual basis. In order to avoid an empty value of impairment as a consequence of a PD equal to zero, methodology allows PD increase from 0% to 0.01%.  If the remaining life of the assets is less than 12 months, the resulting PD will correspond to the weighted 12 months-PD with the remaining life of the financial asset.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

For financial assets classified as stage 2, lifetime PD must be used and computed using the “Cumulative Default Rates by Rating Modifiers” for both sovereign and corporate issuers, expressed at an annual basis and according to the term of each flow.

For financial assets classified as stage 3, lifetime PD will equal 100% for any issuance, issuer or counterparty.

PD value tables are available in S&P Global Ratings: “2017 Annual Sovereign Default Study and Rating Transitions” and “2017 Annual Global Corporate Default Study and Rating Transitions”.

Forward-Looking Information

Grupo Aval incorporates forward-looking information into its assessment of whether the credit risk of an instrument has increased significantly since initial recognition and its measurement of ECL. This information will directly affect the PD and the stage classification.

When rating the sovereign and corporate issuers, credit ratings agencies incorporate prospective information, as well as forecasting of macroeconomic variables and the influence of these factors over the business conditions. Grupo Aval’s methodology includes external credit ratings which, under the previous argument, have already considered prospective information.

Furthermore, credit ratings are also subject to rating outlooks which can modify the current credit ratings. Details are provided below. Rating outlooks are published by credit rating corporations and reflect the perspective of the potential long-term credit rating over the next 6 to 24 months.

•	If the Rating Outlook is categorized as “STABLE”, no adjustments in credit ratings are needed.
•

If the Rating Outlook is “POSITIVE”, PD will be adjusted as the average between the current PD and the applicable PD in the case credit rating improves one notch. However, this would only take place if the resulting PD is lower than the current PD.

•

If the Rating Outlook is “NEGATIVE”, PD will be adjusted as the average between the current PD and the applicable PD in the case credit rating deteriorates one notch. However, this would only take place if the resulting PD is higher than the current PD.

III.          LGD – Loss given default

LGD is a measure of the potential loss if a default scenario occurs. To establish the LGD, Grupo Aval’s methodology uses information published by Moody’s credit rating corporation. LGD is based on relevant external default data, such as the historical recovery rates, which is defined as the complement of LGD calculation.

Moody’s computes Recovery Rates as the ratio between market prices after 30 days of the default or the debt swap price at the closing date, and the market price of the issuance at the beginning of the default. In the case of unavailable market prices, recovery rates will be the resulting ratio between present value of expected cash flows of the new instruments received with the debt swap and the present value of the initial instruments.

As a result of the above, for 2018 Grupo Aval’s methodology assigns the following weights for recovery rates: 55% for Sovereigns and 47.9% for corporates.

Further information is available and published annually by Moody’s in the “Sovereign default and recovery rates 1983‑2017” and “Annual Default Study: Corporate Default and Recovery Rates” reports.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

IV.          EAD – Exposure at default

EAD represents the amount owed from a counterparty at the time of a possible default and only for securities classified at amortized cost or FVOCI. See accounting policy in Note 2 (2.6 ix).

For stage 1 and stage 3 financial assets, EAD will correspond to the full valuation of the assets at amortized cost.

For stage 2 financial assets, EAD will consider the financial asset amortized scheme assuming no default in the previous years.

In the case that financial assets present a guarantees or security collateral, these could reduce total EAD. This is a typical case of collateralized interbank loans.

Credit Risk Model: Other accounts receivable

Grupo Aval uses two approaches to estimate ECL of financial assets classified as other accounts receivables.

The first one is the simplified approach where Grupo Aval uses an allowance matrix to measure the ECLs of trade receivables from individual customers, which comprise a very large number of small amounts.

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics like type of product purchased.

Loss rates are based on actual credit loss experience over the past seven years. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and Grupo Aval entities’ view of economic conditions over the expected lives of the receivables.

The second approach considers the methodologies explained above for loans and debt securities. For non-financial companies in the oil and gas sector, the loans methodology is considered, while the debt securities methodology is considered for government and other government related entities.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Loss allowance

The table below shows the loss allowance balances as of December 31, 2018 and 2017.

	December 31, 2018
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified				December 31, 2017
	ECL		impaired		impaired		approach		Total		(1)
Loan portfolio
Loan commercial portfolio	Ps.	695,728	Ps.	190,633	Ps.	3,051,088	Ps.	—	Ps.	3,937,449	Ps.	2,659,322
Loan consumer portfolio		998,390		890,556		1,553,365		—		3,442,311		2,456,791
Loan mortgage portfolio		35,187		73,461		148,595		—		257,243		130,882
Loan microcredit portfolio		23,348		11,962		52,867		—		88,177		74,167
Loan financial leasing portfolio		72,221		30,434		368,352		—		471,007		297,319
Total loan portfolio	Ps.	1,824,874	Ps.	1,197,046	Ps.	5,174,267	Ps.	—	Ps.	8,196,187	Ps.	5,618,481
Investments in debt securities at amortized cost		71		—		—		—		71		—
Other accounts receivable		19,700		11,561		66,327		159,303		256,891		226,862
Total loss allowance financial assets at amortized cost	Ps.	1,844,645	Ps.	1,208,607	Ps.	5,240,594	Ps.	159,303	Ps.	8,453,149	Ps.	5,845,343

Investments in debt securities at FVOCI		20,757		31,980		46,280		—		99,017		71,708
Loan commitments and financial guarantee contracts		40,715		14,358		4,355		—		59,428		29,675
Total loss allowance	Ps.	1,906,117	Ps.	1,254,945	Ps.	5,291,229	Ps.	159,303	Ps.	8,611,594	Ps.	5,946,726

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The table below shows for loans stage 3 individually assessed for ECL the gross amount and loss allowance balances as of December 31, 2018.

	December 31, 2018
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	85,531	Ps.	126,642	Ps.	—
Financial leasing		115,881		320,797		—
Subtotal	Ps.	201,412	Ps.	447,439	Ps.	—

With recognized provision
Commercial	Ps.	5,788,368	Ps.	511,605	Ps.	2,195,263
Consumer		2,604		560		1,813
Financial leasing		659,499		243,023		231,056
Subtotal	Ps.	6,450,471	Ps.	755,188	Ps.	2,428,132
Totals
Commercial		5,873,899		638,247		2,195,263
Consumer		2,604		560		1,813
Financial leasing		775,380		563,820		231,056
Total	Ps.	6,651,883	Ps.	1,202,627	Ps.	2,428,132

The difference between the value of the loan and the guarantees disclosed on the table above correspond to unsecured loans valued with the discounted cash flow method. When using this method, it is implied that it is possible for the customer to make future payments.

The loss allowance recognized in the period is impacted by a variety of factors, as described below:

•

Transfers between Stage 1 and Stages 2 or 3 due to financial instruments experiencing significant increases (or decreases) in credit risk or becoming credit-impaired in the period, and the consequent "step up" (or "step down") between 12‑month and lifetime ECL;

•	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized in the period;
•	Impact of the measurement of ECL due to changes made to models and assumptions;
•	Discount unwind within ECL due to the passage of time, as ECL is measured on a present value basis;
•	Foreign exchange retranslations for asset denominated in foreign currencies and other movements; and
•	Financial assets derecognized during the period and write-offs of allowances related to assets than were written off during the period.

The following tables show the reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument. Comparative amounts for 2017 represent allowance balance for credit losses and reflect measurement basis under IAS 39.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Loan portfolio

	December 31, 2018
			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	1,227,363	Ps.	583,584	Ps.	3,807,534	Ps.	5,618,481
IFRS 9 adoption (1)		490,117		596,737		76,155		1,163,009
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	1,717,480	Ps.	1,180,321	Ps.	3,883,689	Ps.	6,781,490
Transfers:
Transfer from stage 1 to stage 2		(255,031)		255,031		—		—
Transfer from stage 1 to stage 3		(214,542)		—		214,542		—
Transfer from stage 2 to stage 3		—		(631,932)		631,932		—
Transfer from stage 3 to stage 2		—		107,331		(107,331)		—
Transfer from stage 2 to stage 1		314,668		(314,668)		—		—
Transfer from stage 3 to stage 1		183,733		—		(183,733)		—
Net remeasurement of loss allowance (3)		(90,021)		746,773		3,194,573		3,851,325
New financial assets originated or purchased		1,011,984		156,320		153,761		1,322,065
Financial assets that have been derecognized		(568,424)		(177,729)		(323,552)		(1,069,705)
Unwind of discount (2)		32,674		(3,809)		353,118		381,983
FX and other movements		4,703		—		71,009		75,712
Entity deconsolidation		—		—		2,307		2,307
Write-offs		(312,350)		(120,592)		(2,716,048)		(3,148,990)
Loss allowance as of December 31, 2018	Ps.	1,824,874	Ps.	1,197,046	Ps.	5,174,267	Ps.	8,196,187

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(8,520)	Ps.	1,997	Ps.	123	Ps.	(6,400)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Loan commercial portfolio

	December 31, 2018
			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	492,561	Ps.	91,930	Ps.	2,074,831	Ps.	2,659,322
IFRS 9 adoption (1)		122,996		100,438		33,639		257,073
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	615,557	Ps.	192,368	Ps.	2,108,470	Ps.	2,916,395
Transfers:
Transfer from stage 1 to stage 2		(26,155)		26,155		—		—
Transfer from stage 1 to stage 3		(57,241)		—		57,241		—
Transfer from stage 2 to stage 3		—		(141,368)		141,368		—
Transfer from stage 3 to stage 2		—		17,836		(17,836)		—
Transfer from stage 2 to stage 1		65,954		(65,954)		—		—
Transfer from stage 3 to stage 1		30,590		—		(30,590)		—
Net remeasurement of loss allowance (3)		(150,806)		153,621		1,013,822		1,016,637
New financial assets originated or purchased		419,719		37,317		68,127		525,163
Financial assets that have been derecognized		(221,935)		(24,707)		(123,509)		(370,151)
Unwind of discount (2)		31,974		(2,615)		239,515		268,874
FX and other movements		4,707		—		13,098		17,805
Write-offs		(16,636)		(2,020)		(418,618)		(437,274)
Loss allowance as of December 31, 2018	Ps.	695,728	Ps.	190,633	Ps.	3,051,088	Ps.	3,937,449

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	34,411	Ps.	(8,050)	Ps.	16,362	Ps.	42,723

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Loan consumer portfolio

	December 31, 2018
			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	656,042	Ps.	446,698	Ps.	1,354,051	Ps.	2,456,791
IFRS 9 adoption (1)		336,656		426,136		32,986		795,778
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	992,698	Ps.	872,834	Ps.	1,387,037	Ps.	3,252,569
Transfers:
Transfer from stage 1 to stage 2		(209,235)		209,235		—		—
Transfer from stage 1 to stage 3		(149,571)		—		149,571		—
Transfer from stage 2 to stage 3		—		(432,509)		432,509		—
Transfer from stage 3 to stage 2		—		77,046		(77,046)		—
Transfer from stage 2 to stage 1		209,168		(209,168)		—		—
Transfer from stage 3 to stage 1		137,887		-		(137,887)		—
Net remeasurement of loss allowance (3)		78,253		518,410		1,855,935		2,452,598
New financial assets originated or purchased		543,690		113,235		75,181		732,106
Financial assets that have been derecognized		(315,442)		(139,703)		(145,775)		(600,920)
Unwind of discount (2)		474		(514)		80,214		80,174
FX and other movements		(7)		—		52,807		52,800
Write-offs		(289,525)		(118,310)		(2,119,181)		(2,527,016)
Loss allowance as of December 31, 2018	Ps.	998,390	Ps.	890,556	Ps.	1,553,365	Ps.	3,442,311

(1)      Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

(2)      The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(3)      This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(51,642)	Ps.	20,671	Ps.	(7,473)	Ps.	(38,444)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Loan mortgage portfolio

	December 31, 2018
			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	2-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	14,501	Ps.	20,032	Ps.	96,349	Ps.	130,882
IFRS 9 adoption (1)		6,227		41,690		8,279		56,196
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	20,728	Ps.	61,722	Ps.	104,628	Ps.	187,078
Transfers:
Transfer from stage 1 to stage 2		(7,711)		7,711		—		—
Transfer from stage 1 to stage 3		(1,558)		—		1,558		—
Transfer from stage 2 to stage 3		—		(21,022)		21,022		—
Transfer from stage 3 to stage 2		—		6,872		(6,872)		—
Transfer from stage 2 to stage 1		20,072		(20,072)		—		—
Transfer from stage 3 to stage 1		2,749		—		(2,749)		—
Net remeasurement of loss allowance (3)		(3,510)		45,162		73,385		115,037
New financial assets originated or purchased		8,999		2,047		47		11,093
Financial assets that have been derecognized		(4,131)		(8,742)		(6,386)		(19,259)
Unwind of discount (2)		110		(143)		4,581		4,548
FX and other movements		—		—		4,946		4,946
Write-offs		(561)		(74)		(45,565)		(46,200)
Loss allowance as of December 31, 2018	Ps.	35,187	Ps.	73,461	Ps.	148,595	Ps.	257,243

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	2,543	Ps.	(4,263)	Ps.	(8,823)	Ps.	(10,543)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Loan microcredit portfolio

	December 31, 2018
			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	21,421	Ps.	7,477	Ps.	45,269	Ps.	74,167
IFRS 9 adoption (1)		525		10,591		2		11,118
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	21,946	Ps.	18,068	Ps.	45,271	Ps.	85,285
Transfers:
Transfer from stage 1 to stage 2		(8,298)		8,298		—		—
Transfer from stage 1 to stage 3		(2,599)		—		2,599		—
Transfer from stage 2 to stage 3		—		(30,052)		30,052		—
Transfer from stage 3 to stage 2		—		1,961		(1,961)		—
Transfer from stage 2 to stage 1		6,305		(6,305)		—		—
Transfer from stage 3 to stage 1		6,062		—		(6,062)		—
Net remeasurement of loss allowance (3)		(8,285)		20,392		9,625		21,732
New financial assets originated or purchased		16,095		626		—		16,721
Financial assets that have been derecognized		(2,397)		(600)		(861)		(3,858)
Unwind of discount (2)		103		(381)		8,266		7,988
Write-offs		(5,584)		(45)		(34,062)		(39,691)
Loss allowance as of December 31, 2018	Ps.	23,348	Ps.	11,962	Ps.	52,867	Ps.	88,177

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following tables show impact by stage:

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	541	Ps.	(5,338)	Ps.	47	Ps.	(4,750)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Loan financial leasing portfolio

	December 31, 2018
			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017 - IAS 39	Ps.	42,838	Ps.	17,447	Ps.	237,034	Ps.	297,319
IFRS 9 adoption (1)		23,713		17,882		1,249		42,844
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	66,551	Ps.	35,329	Ps.	238,283	Ps.	340,163
Transfers:
Transfer from stage 1 to stage 2		(3,632)		3,632		—		—
Transfer from stage 1 to stage 3		(3,573)		—		3,573		—
Transfer from stage 2 to stage 3		—		(6,981)		6,981		—
Transfer from stage 3 to stage 2		—		3,616		(3,616)		—
Transfer from stage 2 to stage 1		13,169		(13,169)		—		—
Transfer from stage 3 to stage 1		6,445		—		(6,445)		—
Net remeasurement of loss allowance (3)		(5,673)		9,188		241,806		245,321
New financial assets originated or purchased		23,481		3,095		10,406		36,982
Financial assets that have been derecognized		(24,519)		(3,977)		(47,021)		(75,517)
Unwind of discount (2)		13		(156)		20,542		20,399
FX and other movements		3		—		158		161
Entity deconsolidation		—		—		2,307		2,307
Write-offs		(44)		(143)		(98,622)		(98,809)
Loss allowance as of December 31, 2018	Ps.	72,221	Ps.	30,434	Ps.	368,352	Ps.	471,007

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	5,627	Ps.	(1,023)	Ps.	10	Ps.	4,614

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Investments in debt securities at FVOCI

	December 31, 2018
			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	—	Ps.	—	Ps.	71,708	Ps.	71,708
IFRS 9 adoption (1)		18,665		31,714		5,819		56,198
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	18,665	Ps.	31,714	Ps.	77,527	Ps.	127,906
Transfers:
Transfer from stage 1 to stage 2		(272)		272		—		—
Net remeasurement of loss allowance (3)		(2,361)		(28)		18,158		15,769
New financial assets originated or purchased		12,018		450		—		12,468
Financial assets that have been derecognized		(7,937)		(2,688)		(49,421)		(60,046)
Unwind of discount (2)		—		—		—		—
FX and other movements		644		2,260		16		2,920
Write-offs		—		—		—		—
Loss allowance as of December 31, 2018	Ps.	20,757	Ps.	31,980	Ps.	46,280	Ps.	99,017

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	198	Ps.	—	Ps.	—	Ps.	198

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Investments in debt securities at amortized cost

	December 31, 2018
			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017 - IAS 39	Ps.	—	Ps.	—	Ps.	—	Ps.	—
IFRS 9 adoption (1)		672		—		—		672
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	672	Ps.	—	Ps.	—	Ps.	672
Net remeasurement of loss allowance (3)		(90)		—		—		(90)
New financial assets originated or purchased		59		—		—		59
Financial assets that have been derecognized		(667)		—		—		(667)
Unwind of discount (2)		—		—		—		—
FX and other movements		97		—		—		97
Write-offs		—		—		—		—
Loss allowance as of December 31, 2018	Ps.	71	Ps.	—	Ps.	—	Ps.	71

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance, the following table shows impact by stage:

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	3	Ps.	—	Ps.	—	Ps.	3

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Other accounts receivable

General approach

	December 31, 2018
			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017 - IAS 39	Ps.	12,911	Ps.	5,909	Ps.	70,611	Ps.	89,431
IFRS 9 adoption (1)		4,021		3,751		1,797		9,569
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	16,932	Ps.	9,660	Ps.	72,408	Ps.	99,000
Transfers stages		—		—		—		—
Net remeasurement of loss allowance		19,439		1,901		(6,081)		15,259
New financial assets originated or purchased		—		—		—		—
Financial assets that have been derecognized		—		—		—		—
Unwind of discount (2)		—		—		—		—
FX and other movements		(2)		—		—		(2)
Write-offs		(16,669)		—		—		(16,669)
Loss allowance as of December 31, 2018	Ps.	19,700	Ps.	11,561	Ps.	66,327	Ps.	97,588

(1)   Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

Simplified approach

	December 31, 2018
Balance as of December 31, 2017- IAS 39	Ps.	137,431
IFRS 9 adoption (1)		9,338
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	146,769
Entity deconsolidation		6,731
Provision charged to profit or loss		65,230
Recovery for partial payments from the clients		(12,373)
Write-offs		(47,309)
Exchange gains (losses) in foreign currency		255
Loss allowance as of December 31, 2018	Ps.	159,303

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Loan commitments and financial guarantee contracts

	December 31, 2018
			Stage 2		Stage 3
			Lifetime		Lifetime
	Stage 1		ECL not		ECL
	12-month		credit-		credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	23,922	Ps.	1,719	Ps.	4,034	Ps.	29,675
IFRS 9 adoption (1)		13,381		3,085		(249)		16,217
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	37,303	Ps.	4,804	Ps.	3,785	Ps.	45,892
Transfers:
Transfer from stage 1 to stage 2		(2,350)		2,350		—		—
Transfer from stage 1 to stage 3		(2,167)		—		2,167		—
Transfer from stage 2 to stage 3		—		(156)		156		—
Transfer from stage 3 to stage 2		—		13		(13)		—
Transfer from stage 2 to stage 1		1,816		(1,816)		—		—
Transfer from stage 3 to stage 1		26		—		(26)		—
Net remeasurement of loss allowance		2,732		11,071		(5,009)		8,794
New loan commitments and financial guarantees issued		3,186		(1,909)		3,295		4,572
FX and other movements		169		1		—		170
Loss allowance as of December 31, 2018	Ps.	40,715	Ps.	14,358	Ps.	4,355	Ps.	59,428

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

Impaired financial assets – Comparative information under IAS 39

Loan portfolio

The movement of the impairment provision of the financial assets of the credit portfolio during the years ended December 31, 2017 and 2016 follows

									Financial
	Commercial		Consumer		Mortgage		Microcredit		Leasing		Total
Balance as of December 31, 2015	Ps.	1,679,229	Ps.	1,679,147	Ps.	95,102	Ps.	49,206	Ps.	215,640	Ps.	3,718,324
Allowance of the period charged to profit or loss		1,522,077		3,088,950		75,059		72,917		225,498		4,984,501
Recovery of provisions with partial payment to profit or loss		(857,465)		(976,258)		(37,863)		(18,119)		(162,033)		(2,051,738)
Charge-offs of the year		(495,326)		(1,759,896)		(15,828)		(28,703)		(55,234)		(2,354,987)
Exchange differences		(33,571)		(9,118)		7,630		(12,164)		12,567		(34,656)
Balance as of December 31, 2016	Ps.	1,814,944	Ps.	2,022,825	Ps.	124,100	Ps.	63,137	Ps.	236,438	Ps.	4,261,444
Allowance of the period charged to profit or loss		1,825,905		3,403,092		81,189		64,627		222,043		5,596,856
Recovery of provisions with partial payment to profit or loss		(584,091)		(780,874)		(28,051)		(29,237)		(112,671)		(1,534,924)
Charge-offs of the year		(400,653)		(2,165,857)		(45,918)		(24,360)		(46,754)		(2,683,542)
Sale of portfolio		—		(24,503)		—		—		—		(24,503)
Exchange differences		3,217		2,108		(438)		—		(1,737)		3,150
Balance as of December 31, 2017	Ps.	2,659,322	Ps.	2,456,791	Ps.	130,882	Ps.	74,167	Ps.	297,319	Ps.	5,618,481

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Credit Portfolio Assessed Collectively and Individually

The detailed information of credit risk impairment provisions accrued as of December 31, 2017, taking into account how they were determined individually for loans above of Ps. 2,000 and collectively for other credits. Loans individually assessed for impairment lower than Ps. 2,000 are considered in the allowances for each type of credit.

December 31, 2017

Gross balance of financial assets for credit portfolio:	Commercial		Consumer		Mortgage		Microcredit		Financial Leasing		Total
Loans assessed individually (1)	Ps.	49,846,935	Ps.	51,768	Ps.	14,934	Ps.	—	Ps.	5,444,122	Ps.	55,357,759
Loans assessed collectively		39,689,559		50,104,363		15,088,599		409,688		5,722,808		111,015,017
Total gross value of portfolio	Ps.	89,536,494	Ps.	50,156,131	Ps.	15,103,533	Ps.	409,688	Ps.	11,166,930	Ps.	166,372,776

									Financial
Impairment provision:	Commercial		Consumer		Mortgage		Microcredit		Leasing		Total
Loans assessed individually	Ps.	1,363,315	Ps.	70	Ps.	781	Ps.	—	Ps.	126,867	Ps.	1,491,033
Loans assessed collectively		1,296,007		2,456,721		130,101		74,167		170,452		4,127,448
Total impairment provision	Ps.	2,659,322	Ps.	2,456,791	Ps.	130,882	Ps.	74,167	Ps.	297,319	Ps.	5,618,481

(1)

Loans individually evaluated for impairment that are not considered impaired, additionally are evaluated collectively for impairment according to historical losses experience adjusted to reflect current economic conditions.

Portfolio of impaired loans assessed individually for impairment

The detailed information as of December 31, 2017 as follows:

	December 31, 2017
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	180,527	Ps.	242,366	Ps.	—
Financial leasing		186,725		564,540		—
Subtotal	Ps.	367,252	Ps.	806,906	Ps.	—

With recognized provision
Commercial	Ps.	3,972,638	Ps.	228,667	Ps.	1,363,315
Consumer		233		—		70
Residential mortgage		1,907		—		781
Financial leasing		599,747		161,309		126,867
Subtotal	Ps.	4,574,525	Ps.	389,976	Ps.	1,491,033
Totals
Commercial		4,153,165		471,033		1,363,315
Consumer		233		—		70
Residential mortgage		1,907		—		781
Financial leasing		786,472		725,849		126,867
Total	Ps.	4,941,777	Ps.	1,196,882	Ps.	1,491,033

The difference between the value of the loan and the guarantees disclosed on the table above correspond to unsecured loans valued with the discounted cash flow method. When using this method, it is implied that it is possible for the customer to make future payments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Other accounts receivable

Roll-forward on the allowance to accounts receivable for the years ended December 31, 2017 and 2016 is as follows:

	December 31, 2017		December 31, 2016
Balance at the beginning of the year	Ps.	195,078	Ps.	194,450
Provision charged to profit or loss		98,024		105,942
Recovery for partial payments from the clients		(18,383)		(32,514)
Charge-offs		(48,171)		(72,120)
Exchange gains (losses) in foreign currency		314		(680)
Balance at the end of the year	Ps.	226,862	Ps.	195,078

4.1.6          Concentrations of credit risk

Loan portfolio

Policies to prevent excessive credit-risk concentration

In order to prevent excessive concentrations of credit risk at an individual, economic group, country or economic sectors level, each financial subsidiary of Grupo Aval maintains updated indices to limit concentration. The exposure limit by a financial subsidiary of Grupo Aval to an individual client or economic group depends on the risk profile of the client (or economic group), the nature of the risk of the debtor and the experience of each financial subsidiary in a specific market or sector.

Concentration risk control is key to the risk management process. Grupo Aval´s financial subsidiaries continually monitor the degree of credit risk concentration by sector and customer group.

In order to avoid credit risk concentration at Grupo Aval level, management relies on the financial subsidiaries Credit Risk Vice-Presidency or its equivalent, which consolidates, and monitors the credit risk exposures of all financial subsidiaries, to determine the maximum levels of concentration.

Pursuant to Colombian regulations, financial subsidiaries in Colombia cannot grant unsecured loans to borrowers, which on a combined basis exceed 10% of the financial subsidiary´s regulatory capital calculated according to the regulations of the Superintendency of Finance. Loans maybe more than 10% of the regulatory capital of the financial subsidiary when they are secured by acceptable collateral and/or certain guarantees.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Concentration by sector

Below is the credit portfolio distribution of Grupo Aval by economic sector as of December 31, 2018 and 2017:

Sector	December 31, 2018%			December 31, 2017%
Consumer services	Ps.	78,976,887	45%	Ps.	70,947,936	43%
Commercial services		41,160,951	23%		38,788,363	23%
Construction		11,093,895	6%		10,313,655	7%
Food, beverage and tobacco		8,128,767	5%		8,165,975	5%
Transportation and communications		7,117,087	4%		7,566,374	5%
Public services		6,123,390	4%		5,421,328	3%
Chemical production		5,614,918	3%		5,672,310	3%
Other industrial and manufacturing products		4,859,538	3%		4,469,427	3%
Agricultural		4,201,518	2%		3,940,981	2%
Government		3,868,987	2%		3,579,838	2%
Trade and tourism		2,353,139	1%		2,182,437	1%
Other		2,288,046	1%		2,946,964	2%
Mining products and oil		1,094,718	1%		2,377,188	1%
Total of each economic sector	Ps.	176,881,841	100%	Ps.	166,372,776	100%

Concentration by location

The detail of credit risk at the level of Grupo Aval in the different geographic areas determined according to the domicile of the debtor, without taking into consideration loan loss provisions as of December 31, 2018 and 2017 is as follows.

December 31, 2018		Commercial		Consumer		Mortgages		Microcredit		Finance leases (1)		Total
Colombia	Ps.	63,694,588	Ps.	35,912,585	Ps.	6,672,612	Ps.	425,697	Ps.	10,466,569	Ps.	117,172,051
Costa Rica		4,860,338		5,190,354		4,343,247		—		802,601		15,196,540
Panamá		5,464,198		5,618,362		2,381,741		—		109,927		13,574,228
Guatemala		5,536,851		2,593,606		1,617,341		—		31,786		9,779,584
Honduras		3,528,929		2,085,005		857,799		—		3,247		6,474,980
El Salvador		2,214,411		2,636,766		969,731		—		6,630		5,827,538
United States		4,549,526		742		—		—		—		4,550,268
Nicaragua		1,947,643		1,163,054		436,891		—		5,416		3,553,004
Other countries		753,541		107		—		—		—		753,648
Total gross loan portfolio	Ps.	92,550,025	Ps.	55,200,581	Ps.	17,279,362	Ps.	425,697	Ps.	11,426,176	Ps.	176,881,841

(1)	See Note 4.1.1

December 31, 2017	Commercial		Consumer		Mortgages		Microcredit		Finance leases (1)		Total
Colombia	Ps.	61,960,497	Ps.	32,878,650	Ps.	5,674,640	Ps.	409,688	Ps.	10,289,156	Ps.	111,212,631
Costa Rica		3,833,906		4,848,689		3,868,474		—		712,686		13,263,755
Panamá		4,877,646		4,852,539		2,154,504		—		121,838		12,006,527
Guatemala		4,807,329		2,264,791		1,365,197		—		24,200		8,461,517
United States		6,433,333		736		10		—		—		6,434,079
Honduras		2,794,260		1,736,449		740,113		—		3,251		5,274,073
El Salvador		1,746,193		2,267,152		897,404		—		9,747		4,920,496
Nicaragua		2,228,138		1,307,042		403,191		—		6,052		3,944,423
Other countries		855,192		83		—		—		—		855,275
Total gross loan portfolio	Ps.	89,536,494	Ps.	50,156,131	Ps.	15,103,533	Ps.	409,688	Ps.	11,166,930	Ps.	166,372,776

(1)	See Note 4.1.1

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Concentration by currency

The classification of loan portfolio by type of currency is as follows:

December 31, 2018	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	57,651,220	Ps.	34,898,805	Ps.	92,550,025
Consumer		35,848,422		19,352,159		55,200,581
Residential mortgage		6,672,423		10,606,939		17,279,362
Microcredit		425,697		—		425,697
Financial leasing (1)		9,260,989		2,165,187		11,426,176
Total gross loan portfolio	Ps.	109,858,751	Ps.	67,023,090	Ps.	176,881,841

December 31, 2017	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	56,516,054	Ps.	33,020,440	Ps.	89,536,494
Consumer		32,822,355		17,333,776		50,156,131
Residential mortgage		5,674,639		9,428,894		15,103,533
Microcredit		409,688		—		409,688
Financial leasing (1)		9,132,401		2,034,529		11,166,930
Total gross loan portfolio	Ps.	104,555,137	Ps.	61,817,639	Ps.	166,372,776

(1)    See Note 4.1.1

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Investment debt securities

Grupo Aval entities monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of credit risk from investment securities is shown below.

Concentration by sector

Trading debt securities (see note 8.1)

The balance of financial assets in investments in trading debt securities includes the following as of December 31 2018 and 2017

	December 31,		December 31,
	2018		2017 (1)
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	2,210,108	Ps.	1,229,606
Securities issued or secured by other Colombian Government entities		108,072		48,355
Securities issued or secured by other financial entities		972,789		833,860
Securities issued or secured by non-financial sector entities		29,122		17,869
Others		1,086		50,417
	Ps.	3,321,177	Ps.	2,180,107

In foreign currency
Securities issued or secured by Colombian Government		60,534		1,613
Securities issued or secured by other Colombian Government entities		20,473		21,709
Securities issued or secured by foreign Governments		98,155		92,931
Securities issued or secured by central banks		12,914		34,095
Securities issued or secured by other financial entities		245,962		303,665
Others		3,763		16,416
	Ps.	441,801	Ps.	470,929
Total trading debt securities	Ps.	3,762,978	Ps.	2,650,536

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5

Investments in debt securities at FVTPL (see note 9.1)

The balance of financial assets in investments in debt securities at FVTPL includes the following as of December 31 2018 and 2017

	December 31,		December 31,
	2018		2017 (1)
In Colombian Pesos
Others		31,256		—
Total debt securities mandatorily at FVTPL	Ps.	31,256	Ps.	—

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Investments in debt securities at FVOCI (2017 available-for-sale)

The balance of financial assets in investments in debt securities at FVOCI includes the following as of December 31 2018 and 2017

	December 31,		December 31,
	2018		2017 (1)
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	9,256,358	Ps.	7,892,554
Securities issued or secured by other Colombian Government entities		194,933		92,008
Securities issued or secured by other financial entities		388,019		263,633
Securities issued or secured by non-financial sector entities		27,708		2,326
Others		—		7,190
	Ps.	9,867,018	Ps.	8,257,711
In foreign currency
Securities issued or secured by Colombian Government		1,269,416		1,592,371
Securities issued or secured by other Colombian Government entities		302,701		570,694
Securities issued or secured by foreign Governments		3,015,556		2,104,397
Securities issued or secured by central banks		1,131,740		1,356,874
Securities issued or secured by other financial entities		2,920,462		3,354,444
Securities issued or secured by non-financial sector entities		182,232		322,143
Others		246,632		231,493
	Ps.	9,068,739	Ps.	9,532,416
Total debt securities at FVOCI (2017 available-for-sale)	Ps.	18,935,757	Ps.	17,790,127

(1)	Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5).

Investments in debt securities at amortized cost (2017 – held-to-maturity)

		December 31,		December 31,
		2018		2017 (1)
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	—	Ps.	424
Securities issued or secured by other Colombian Government entities		2,931,172		2,839,286
Securities issued or secured by other financial entities		9,123		8,635
	Ps.	2,940,295	Ps.	2,848,345
In foreign currency
Securities issued or secured by foreign Governments		32,321		26,864
Securities issued or secured by other financial entities		—		23,830
Others		—		—
	Ps.	32,321	Ps.	50,694
Total investments in debt securities at amortized cost (2017 held-to-maturity)	Ps.	2,972,616	Ps.	2,899,039

(1)	Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Concentration by location

	As of December 31,
	2018		2017
Colombia	Ps.	18,047,109	Ps.	15,887,882
United States of America		2,412,555		1,801,922
Costa Rica		1,674,052		1,401,805
Guatemala		999,544		964,201
Panama		813,711		1,052,712
Honduras		586,275		531,227
Brazil		424,339		698,573
Peru		352,795		331,874
Chile		150,239		223,648
Multilateral – Bladex (Foreign Trade Bank of Latin America)		87,500		73,088
Nicaragua		64,918		148,784
El Salvador		40,890		79,850
Multilateral – Andean Development Corporation (Corporacion Andina de Fomento)		31,156		31,798
Mexico		13,761		24,695
BAC San Jose Liquid Fund (BAC San Jose Fondo Liquido – Riesgo Pais Mixto)		3,763		15,494
Netherlands		—		31,760
Puerto Rico		—		23,830
Switzerland		—		16,558
Total investments	Ps.	25,702,607	Ps.	23,339,701

Concentration by Sovereign Risk

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

As of December 31, 2018, and 2017, the investment portfolio of financial assets in debt instruments is comprised mainly of securities issued and guaranteed by entities of the Republic of Colombia, which represent 63.63% and 61.26%, respectively of the total portfolio.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Below is the detail of Grupo Aval’s sovereign debt portfolio issued by Central Governments per country:

	December 31, 2018			December 31, 2017
			%			%
Investment grade (1)
Colombia	Ps.	12,796,415	80.27%	Ps.	10,716,568	82.81%
Panama		550,674	3.45%		617,126	4.78%
USA		415,412	2.61%		57,120	0.44%
Chile		32,999	0.20%		24,932	0.19%
	Ps.	13,795,500	86.53%	Ps.	11,415,746	88.22%
Speculative (2)
Costa Rica		1,437,850	9.02%		1,018,737	7.87%
Honduras		402,275	2.52%		372,237	2.88%
Guatemala		265,932	1.67%		56,808	0.44%
El Salvador		40,890	0.26%		76,682	0.59%
Nicaragua		—	0.00%		550	0.00%
	Ps.	2,146,947	13.47%	Ps.	1,525,014	11.78%
	Ps.	15,942,447	100.00%	Ps.	12,940,760	100.00%

Below is the detail of Grupo Aval’s debt portfolio issued by Central Banks:

	December 31, 2018				December 31, 2017
			%			%
Investment Grade (1)	Ps.	—	0%	Ps.	—	0%

Speculative (2)
Guatemala	Ps.	686,970	60.02%		876,271	63.00%
Costa Rica		208,766	18.24%	Ps.	207,474	14.92%
Honduras		184,000	16.07%		158,990	11.43%
Nicaragua		64,918	5.67%		148,234	10.66%
	Ps.	1,144,654	100.00%	Ps.	1,390,969	100.00%
Total sovereign risk	Ps.	17,087,101		Ps.	14,331,729

(1)	Investment grade includes the risk rating of Fitch Ratings Colombia S.A o F1+ to F3, BRC of Colombia from BRC 1+ to BRC 3 and Standard & Poor’s from A1 to A3.
(2)	Speculative or non-investment grade level includes the risk rating of Fitch Ratings Colombia S.A. from B to E, BRC de Colombia from BRC 4 to BRC 6 and Standard & Poor’s from B1 to D.

4.1.7          Modified Financial Assets - troubled debt restructuring business process.

Each financial subsidiary of Grupo Aval periodically carries out, at the request of the client, restructurings of obligations which have become troubled. Such restructurings generally consist of extensions of tenors, decrease of interest rates, partial write-off of indebtedness or payment with assets of the debtor or guarantor.

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

For the years ended December 31, 2018, 2017 and 2016

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

The following is the balance of restructured loans as of December 31, 2018 and 2017:

Restructured loans	December 31, 2018		December 31, 2017
Local	Ps.	2,693,018	Ps.	2,674,637
Foreign		1,275,565		643,756
Total restructured	Ps.	3,968,583	Ps.	3,318,393

4.1.8          Foreclosed assets business process

When persuasive collection processes or credit restructurings are not effective, a legal proceeding is carried out or an agreement is reached with the client for the receipt of assets as payment. Each subsidiary of the financial sector has clearly established policies for receiving assets and has a separate department specialized in the management of these cases the receipt of assets and eventual sale.

During the years ended December 31, 2018 and 2017, the following is the total of foreclosed assets received and sold during such periods:

	December 31, 2018		December 31, 2017
Foreclosed assets received	Ps.	188,245	Ps.	106,030
Foreclosed assets sold		52,785		64,038

4.1.9          Loan commitments and financial guarantee contracts

As part of our operations, Grupo Aval grants guarantees and letters of credit to its customers wherein Grupo Aval financial subsidiaries are irrevocably committed to make payments to third parties when customers do not comply with their obligations with such third parties. These products have the same policies for approval of disbursements of loans regarding client’s credit risk and guarantees required according to the circumstances of each client.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of December 31, 2018 and 2017.

Loan commitments and financial guarantee contracts

	December 31, 2018		December 31, 2017
	Notional amount		Notional amount
Guarantees	Ps.	3,446,601	Ps.	3,495,921
Unused letters of credit		1,186,691		1,177,697
Unused limits of overdrafts		306,740		75,225
Unused credit card limits		20,816,061		18,025,620
Other		5,169,588		4,448,775
Total	Ps.	30,925,681	Ps.	27,223,238

Following is the detail of the credit commitments by type of currency:

	December 31, 2018		December 31, 2017
Colombian Pesos	Ps.	14,918,915	Ps.	10,271,676
U.S. dollars		12,885,921		16,589,399
Euro		2,892,670		85,887
Other		228,175		276,276
Total	Ps.	30,925,681	Ps.	27,223,238

4.1.10          Offset of financial assets and financial liabilities

The disclosures set out in the following tables include financial assets and financial liabilities that:

•	Are offset in the Group’s statement of financial position; or
•	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

The ‘similar agreements’ include derivative clearing agreements; global master repurchase agreements and global master securities lending agreements. Similar financial instruments include derivatives, sale-and-repurchase agreements, reverse sale-and-repurchase agreements, and securities borrowing and lending agreements. Financial instruments such as loans and deposits are not disclosed in the following tables unless they are offset in the statement of financial position.

The ISDA and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of Grupo Aval or the counterparties or following other predetermined events. In addition, Grupo Aval and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Grupo Aval receives and gives collateral in the form of cash and marketable securities in respect of the following transactions:

•	Derivatives; and
•	Sale-and-repurchase, and reverse sale-and-repurchase agreements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

This collateral is subject to standard industry terms including, when appropriate, an ISDA credit support annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions on the counterparty’s failure to post collateral.

The gross amounts of financial assets and financial liabilities and their net amounts disclosed in the above tables have been measured in the statement of financial position on the following bases:

•	Derivative assets and liabilities – fair value;
•	Assets and liabilities resulting from sale-and-repurchase agreements, reverse sale-and repurchase agreements and securities lending and borrowing – amortized cost;

Following is a detail of the financial instruments subject to offset contractually required as of December 31, 2018 and 2017:

December 31, 2018

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	798,824	Ps.	—	Ps.	798,824	Ps.	(199,773)	Ps.	(265,361)	Ps.	333,690
Repurchase agreements		4,607,862		—		4,607,862		(4,348,344)		(50,515)		209,003
Total	Ps.	5,406,686	Ps.	—	Ps.	5,406,686	Ps.	(4,548,117)	Ps.	(315,876)	Ps.	542,693

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting liabilities
Derivatives	Ps.	1,006,844	Ps.	—	Ps.	1,006,844	Ps.	(10,116)	Ps.	(50,982)	Ps.	945,746
Repurchase agreements		5,068,481		—		5,068,481		(5,169,598)		—		(101,117)
Total	Ps.	6,075,325	Ps.	—	Ps.	6,075,325	Ps.	(5,179,714)	Ps.	(50,982)	Ps.	844,629

December 31, 2017

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	526,148	Ps.	(142,495)	Ps.	383,653	Ps.	(2,756)	Ps.	(45,387)	Ps.	335,510
Repurchase agreements		2,544,676		—		2,544,676		(2,544,676)		—		—
Total	Ps.	3,070,824	Ps.	(142,495)	Ps.	2,928,329	Ps.	(2,547,432)	Ps.	(45,387)	Ps.	335,510

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting liabilities
Derivatives	Ps.	446,526	Ps.	(134,397)	Ps.	312,129	Ps.	(2,831)	Ps.	(33,182)	Ps.	276,116
Repurchase agreements		3,531,531		—		3,531,531		(3,721,846)		—		(190,315)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Total	Ps.	3,978,057	Ps.	(134,397)	Ps.	3,843,660	Ps.	(3,724,677)	Ps.	(33,182)	Ps.	85,801

4.2          Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in losses in a position or in the portfolio.

Grupo Aval´s financial subsidiaries (namely Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, AFP Porvenir and the trust companies (Fiduciarias) of the financial subsidiaries) actively participate in money markets, foreign exchange markets and capital markets, for both of their books (for balance sheet risk management and trading) and to provide financial services to their customers. This is done subject to established policies and risk levels. In that regard, they manage different financial asset portfolios within the allowed limits and risk levels.

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

The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The risk management groups and the management help ensure that these risks are measured and closely monitored. A variety of limits and controls are designed to control price and liquidity risk. Market risk is monitored through various measures: statistically (using Value-at-Risk models and related analytical measures); by measures of position sensitivity; and through routine stress testing conducted in collaboration with the business units by the Market Risk Department. The material risks identified by these processes are summarized in reports produced by the Market Risk Department that are circulated to, and discussed with, senior management.

For purposes of our analysis, market risk has been segmented into two categories; trading book risk due to changes in interest rates and exchange rates, and the price risks of investments in equity securities and mutual funds.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following is a breakdown of Grupo Aval’s financial assets and liabilities exposed to trading risk held at December 31, 2018 and 2017.

Account	December 31, 2018		December 31, 2017 (1)
Financial assets
Debt financial assets
Trading	Ps.	3,762,978	Ps.	2,650,536
Investments in debt securities at FVTPL		31,256		—
Investments in debt securities at FVOCI (at 2017 Available for sale (1))		18,935,757		17,790,127
Total debt securities	Ps.	22,729,991	Ps.	20,440,663
Derivative instruments	Ps.	768,686	Ps.	328,392
Hedging derivatives		30,138		55,261
		798,824		383,653
Total financial assets	Ps.	23,528,815	Ps.	20,824,316
Liabilities
Derivative instruments		811,305		298,665
Hedging derivatives		195,539		13,464
Total financial liabilities		1,006,844		312,129
Net position	Ps.	22,521,971	Ps.	20,512,187

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5

4.2.2          Description of Objectives, Policies and Processes to Manage Trading Risk

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

There are several scenarios in which Grupo Aval´s financial subsidiaries are exposed to trading risks.

•	Interest Rate Risk

Grupo Aval’s financial subsidiaries are exposed to interest rate risk as a result of its market-making activities and proprietary trading in interest rate sensitive financial instruments (e.g., risk arising from changes in the level or implied volatility of interest rates, the timing of mortgage prepayments, the shape of the yield curve and credit spreads for credit sensitive instruments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

•	Foreign Exchange Risk

Grupo Aval’s financial subsidiary’s portfolios are exposed to foreign exchange rate and implied volatility risk as a result of market making negotiation in foreign currencies and from maintaining foreign exchange positions.

•	Equity Price Risk and Mutual Fund Risk

Grupo Aval´s financial subsidiaries are exposed to equity price risk in specific investments and are exposed to mutual fund risk in short term investments in money market or mutual funds.

4.2.2.1          Risk Management

Grupo Aval financial subsidiaries manage their trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging through the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, swaps and options). The financial subsidiaries manage their market risk associated with its trading activities on a decentralized basis, even though the Holding supervises the amount of risk taken in order to ensure that it accomplishes the global appetite.

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

Analyzing and monitoring the risks that Grupo Aval´s financial subsidiaries take in their operations is essential for decision making and to assess potential effects on its profit or loss. An ongoing analysis of macroeconomic conditions is necessary in order to achieve an ideal combination of risk, return and liquidity.

The risks assumed in financial operations are reflected in a limit structure that includes different types of instruments, specific trading strategies, the market depth in which Grupo Aval´s financial subsidiaries operate, the impact on risk-weighted assets and regulatory capital, as well as the balance sheet structure, according to its risk appetite framework. These limits are monitored daily and reported weekly to the Board of Directors of Grupo Aval´s financial subsidiaries.

In order to minimize interest rate and exchange rate risks in specific positions and transactions, Grupo Aval´s financial subsidiaries manage hedging strategies by taking positions in derivative instruments such as non-deliverable forwards (NDF) related to securities, money market transactions and foreign exchange forwards.

4.2.2.2          Methods Used to Measure Trading Risk

The Market Risk Department independently reviews the Company’s trading portfolios on a regular basis from a market risk perspective utilizing VaR (internal models and standard) and other quantitative and qualitative risk measures and analyses. Each trading business and the market risk departments also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the market risk department. Reports summarizing material risk exposures are produced by the market risk departments and are disseminated to senior management.

The Boards of Directors and the Risk Committees of Grupo Aval´s financial subsidiaries approve a framework of limits based on the value-at-risk related to the annual budget.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Regulatory VaR (standard calculation)

The Regulatory VaR calculation is primarily used for the Superintendency of Finance’s solvency ratio calculations. Each bank has internal models approved for capital purposes; however, they also maintain internal models in order to manage their day to day risk and profit decisions.

The Superintendency of Finance methodology is based on the Basel II model. This model applies only to the financial subsidiaries’ investment portfolio and excludes investments classified as “held to maturity” and other specific non-trading positions. Total market risk is calculated on a daily basis by aggregating the VaR for each risk exposure category on a ten-day horizon using risk factors calculated in extreme market stress scenarios. VaR at month-end comprises part of the capital adequacy ratio calculation (as set forth in Decree 2555 of 2010). The Superintendency of Finance’s rules require our financial subsidiaries to calculate VaR for the following risk factors: interest rate risk, foreign exchange rate risk, variations in stock price risk and fund risk; correlations between risk factors are not considered. The fluctuations in the portfolio’s VaR depend on sensitivity factors determined by the Superintendency of Finance, modified duration and changes in balances outstanding. The ten-day horizon is defined as the average time in which an entity could sell a trading position in the market.

The VaR calculation for each subsidiary of the financial sector is the aggregate of the VaR of the entity and its subsidiaries.

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

VaR models have inherent limitations, partially because they rely on historical data, which may not be an indicative of future market conditions. VaR models could overestimate or underestimate the value at risk if market conditions vary significantly and they do not calculate the greatest possible loss. That’s why each company uses additional measurement tools in order to compensate for the VaR limitations; therefore, Expected Shortfall analysis, stress test and back tests are part of the risk measurement tools in the financial subsidiaries.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

There is also a process to monitor the prices of fixed-income bonds issued abroad published by Precia, the local investment price provider. We monitor daily if there are any significant differences in prices provided by Precia and those observed on other sources of information such as the Bloomberg platform.

In addition, fixed income bonds are subject to a qualitative liquidity analysis to determine the market depth for these type of instruments.

Finally, the daily transaction monitoring process includes controlling different aspects of trading, such as terms of negotiation, non-conventional or off-market transactions, and related party transactions.

According to the standard model, the market value-at-risk (VaR) for Grupo Aval´s financial subsidiaries consolidated at their level of December 31, 2018 and 2017 was as follows:

	December 31, 2018		December 31, 2017
		Basis points of		Basis points of
Bank	Value	regulatory capital	Value	regulatory capital
Banco Bogotá	924,767	116	829,846	109
Banco de Occidente	189,871	75	184,223	56
Banco Popular	162,888	93	125,265	79
Banco AV Villas	37,942	41	18,394	20
Corficolombiana	219,656	12	159,214	9

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2018 and 2017, for a ten-day horizon for each of our Colombian banking subsidiaries (including Corficolombiana). The averages, minimums and maximums are determined based on end-of-the-month calculations.

Banco de Bogotá S.A

Maximum, Minimum and Average VaR Values
December 31, 2018
	Minimum	Average	Maximum	Period end
Interest rate	352,595	387,828	420,474	352,595
Exchange rate	234,509	263,363	298,257	298,257
Shares	6,647	7,605	8,335	8,231
Mutual funds	200,510	226,030	266,906	265,684
VaR portfolio	828,688	884,826	969,931	924,767

Maximum, Minimum and Average VaR Values
December 31, 2017
	Minimum	Average	Maximum	Period end
Interest rate	309,368	342,043	400,828	321,121
Exchange rate	12,424	52,925	304,429	304,429
Shares	7,234	7,068	8,099	8,099
Mutual funds	187,698	184,582	196,197	196,197
VaR portfolio	523,306	586,619	829,846	829,846

Banco de Bogota´s market risk weighted assets remained on average 7.9% of the total risk-weighted assets during the year ended December 31, 2018 and 7.5% on the year ended December 31, 2017.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Banco de Occidente S.A

Maximum, Minimum and Average VaR Values
December 31, 2018
	Minimum	Average	Maximum	Period end
Interest rate	184,106	199,399	218,732	184,106
Exchange rate	595	1,697	3,817	1,479
Shares	—	—	—	—
Mutual funds	2,820	3,849	4,526	4,286
VaR portfolio	187,521	204,945	227,074	189,871

Maximum, Minimum and Average VaR Values
December 31, 2017
	Minimum	Average	Maximum	Period end
Interest rate	140,044	162,463	184,209	174,379
Exchange rate	1,424	3,119	7,034	7,034
Shares	—	—	—	—
Mutual funds	2,580	2,702	2,811	2,811
VaR portfolio	145,108	168,284	190,502	184,224

Banco de Occidente´s market risk weighted assets remained on average 5.6% of the total risk-weighted assets during the year ended December 31, 2018 and 5.9% for the year ended December 31, 2017.

Banco Popular S.A

Maximum, Minimum and Average VaR Values
December 31, 2018
	Minimum	Average	Maximum	Period end
Interest rate	115,829	136,338	154,233	148,343
Exchange rate	2,125	3,867	6,135	3,325
Shares	929	949	963	946
Mutual funds	6,583	6,971	10,420	10,274
VaR portfolio	126,533	148,125	168,310	162,888

Maximum, Minimum and Average VaR Values
December 31, 2017
	Minimum	Average	Maximum	Period end
Interest rate	103,535	115,033	122,910	119,856
Exchange rate	4	662	3,329	3,329
Shares	945	965	967	946
Mutual funds	1,019	1,085	1,203	1,134
VaR portfolio	105,635	117,745	126,486	125,265

Banco Popular´s market risk weighted assets remained on average 8.4% of the total risk-weighted assets during the year ended December 31, 2018 and 7.5% on the year ended December 31, 2017.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Banco Comercial AV Villas S.A

Maximum, Minimum and Average VaR Values
December 31, 2018
	Minimum	Average	Maximum	Period end
Interest rate	12,884	35,893	48,978	37,115
Exchange rate	0	985	2,738	30
Shares	—	—	—	—
Mutual funds	177	1,441	4,455	797
VaR portfolio	15,844	38,319	52,166	37,942

Maximum, Minimum and Average VaR Values
December 31, 2017
	Minimum	Average	Maximum	Period end
Interest rate	12,563	37,998	89,381	14,206
Exchange rate	—	670	1,572	1,448
Shares	—	—	—	—
Mutual funds	481	1,394	6,373	2,741
VaR portfolio	15,198	40,061	89,960	18,394

Banco AV Villas’ market risk weighted assets remained on average 3.8% of the total risk-weighted assets during the year ended December 31, 2018 and 2.2% on the year ended December 31, 2017.

Corficolombiana S.A

Maximum, Minimum and Average VaR Values
December 31, 2018
	Minimum	Average	Maximum	Period end
Interest rate	187,983	201,515	211,039	208,375
Exchange rate	436	4,490	7,707	436
Shares	10,125	10,370	10,954	10,125
Mutual funds	699	856	1,020	720
VaR portfolio	205,505	217,231	226,727	219,656

Maximum, Minimum and Average VaR Values
December 31, 2017
	Minimum	Average	Maximum	Period end
Interest rate	81,334	104,098	144,232	144,232
Exchange rate	656	2,332	4,041	4,041
Shares	9,691	10,601	11,072	10,800
Mutual funds	116	891	2,669	140
VaR portfolio	95,312	117,460	159,214	159,214

Corficolombiana’s market risk weighted assets remained on average 23.8% of the total risk-weighted assets during the year ended December 31, 2018 and 32.3% on the year ended December 31, 2017. As Corficolombiana does not have a relevant number of loans or other significant risk weighted assets, the weight of the market risk weighted assets is higher than in the banks.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. At December 31, 2018 and at December 31, 2017, the investments subject to regulatory VaR were holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2018 and 2017.

	At December 31,
	2018			2017
	Investment			Investment
	subject to		Percentage	subject to
	Regulatory	Regulatory	of	Regulatory	Regulatory	Percentage of
	VaR	VaR	portfolio	VaR	VaR	portfolio
More than 36 months	45,706	6,719	100%	67,538	9,928	100%
Total	45,706	6,719	100%	67,538	9,928	100%

4.2.3          Structural foreign exchange risk

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

Subsidiaries of the financial sector in Colombia are authorized by the country’s central bank (Banco de la República) to trade currencies and to maintain balances in foreign currency in accounts abroad. Colombia law allows for banks to maintain a net daily asset or liability position in foreign currency, determined as the difference in foreign currency denominated rights and foreign currency denominated obligations including both on and off-balance sheet positions. On a separate basis, the average of this difference over three business days cannot exceed twenty percent (20%), or thirty percent (30%) in the case of entities obliged to consolidate financial statements, of the entity’s regulatory capital. On a consolidated basis, the average of this difference over three business days (positive or negative) cannot exceed forty percent (40%) of the consolidated entity´s regulatory capital.

The maximum and minimum total foreign currency position and the spot foreign currency position are determined according to each entity’s regulatory capital. The regulatory capital that is used is that of the last business day of the prior month at the average of the exchange rate set by the Superintendency of Finance at the end of the previous month or last calculation on a consolidated basis.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

A substantial amount of Grupo Aval’s foreign currency assets and liabilities are in U.S. dollars. Details on the assets and liabilities in foreign currency held by Grupo Aval at December 31, 2018 and 2017 are shown below:

December 31, 2018

		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial assets
Cash and cash equivalents	4,859	1,075	19,297,896
Investments in debt securities at fair value through profit or loss	121	15	441,801
Investments in debt securities at fair value through OCI	2,201	589	9,068,739
Investments in debt securities at amortized cost	10	—	32,321
Loan portfolio financial assets at amortized cost	15,923	4,706	67,023,090
Trading derivatives	222	1	725,433
Hedge derivatives	9	—	30,138
Other accounts receivable	246	176	1,370,820
Total financial assets	23,591	6,562	97,990,238

		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial liabilities
Trading derivatives	236	3	776,162
Hedge derivatives	60	—	195,539
Customer deposits	14,914	5,077	64,971,825
Financial obligations	9,457	666	32,899,230
Accounts payable	442	—	1,437,447
Total financial liabilities	25,109	5,746	100,280,203
Net financial asset (liability) position	(1,518)	816	(2,289,965)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2017

		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial assets
Cash and cash equivalents	3,541	1,052	13,706,552
Investments in debt securities held for trading	134	24	470,430
Investments in securities available-for-sale	2,564	631	9,532,417
Investments in debt securities held-to-maturity	17	—	50,695
Loan portfolio financial assets at amortized cost	16,217	4,500	61,817,662
Trading derivatives	91	1	274,691
Hedge derivatives	19	—	55,261
Other accounts receivable	161	202	1,083,678
Total financial assets	22,744	6,410	86,991,386

		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial liabilities
Trading derivatives	85	1	256,865
Hedge derivatives	5	—	13,464
Customer deposits	14,572	4,909	58,087,999
Financial obligations	8,624	690	27,808,291
Accounts payable	437	—	1,304,929
Total financial liabilities	23,723	5,600	87,471,548
Net financial asset (liability) position	(979)	810	(480,162)

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

The following table includes a sensitivity analysis of the foreign exchange effect on Grupo Aval’s equity and the foreign exchange effect on profit before taxes if the peso value of the U.S. dollar increases or decrease by Ps. 100 Colombian Peso per U.S. dollar:

December 31, 2018

	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity	Ps.	(33,579)	Ps.	33,579
Foreign exchange effect on profit before taxes		(53,300)		53,300

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2017

	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity	Ps.	9,205	Ps.	(9,205)
Foreign exchange effect on profit before taxes		15,342		(15,342)

4.2.4          Structural Interest Rate Risk

Non-trading instruments consist primarily of loans and deposits. Our financial subsidiaries’ primary market risk exposure in their non-trading instruments is interest rate risk, which arises from the possibility of changes in market interest rates. Such changes in market interest rates affect our financial subsidiaries’ net interest income due to timing differences on the repricing of their assets and liabilities. Our financial subsidiaries are also affected by gaps in maturity dates and interest rates in the different asset and liability accounts.

Grupo Aval´s financial subsidiaries are exposed to fluctuations in market interest rates that impact their financial positions and cash flows. They monitor their interest rate risk on a daily basis and set limits to the asset and liability mismatches when they are repriced.

Grupo Aval´s financial subsidiaries analyze their interest rate exposure in a dynamic way. Scenario modelling considers renewal of existing positions, financing alternatives and hedges. Considering these scenarios, the financial subsidiaries calculate the profit and loss impact for a given change in interest rates.

The following table shows interest rates exposure for assets and liabilities at December 31, 2018 and 2017. In this table, fixed rate instruments are classified according to the maturity date and floating rate instruments are classified according

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

to the re-pricing date. The following analysis includes all the global interest rate exposure in each bucket for our financial subsidiaries:

December 31, 2018

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	3,110,667	Ps.	—	Ps.	—	Ps.	—	Ps.	25,290,616	Ps.	28,401,283
Investments in debt securities at FVTPL		25,077		376,999		1,216,834		2,175,324		—		3,794,234
Investments in debt securities at FVOCI		131,497		2,056,389		1,163,367		15,584,504		—		18,935,757
Investments in debt securities at amortized cost		671,047		951,850		1,348,691		1,028		—		2,972,616
Service concession arrangements		—		—		—		2,488,414		—		2,488,414
Commercial loans and leases		28,546,532		29,463,725		9,612,217		34,786,503		—		102,408,977
Consumer loans and leases		10,538,797		7,975,944		2,566,425		34,373,898		—		55,455,064
Mortgages and housing leases		7,649,242		1,771,712		419,518		8,751,631		—		18,592,103
Microcredit loans and leases		31,729		17,956		38,304		337,708		—		425,697
Other accounts receivable		—		—		—		3,043,403		4,025,717		7,069,120
Total Assets	Ps.	50,704,588	Ps.	42,614,575	Ps.	16,365,356	Ps.	101,542,413	Ps.	29,316,333	Ps.	240,543,265

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	22,377,653	Ps.	—	Ps.	—	Ps.	—	Ps.	17,325,225	Ps.	39,702,878
Time deposits		9,741,623		28,546,101		15,447,825		13,117,463		—		66,853,012
Saving deposits		36,523,899		20,697,540		—		—	.	—		57,221,439
Other deposits		—		—		—		—		582,122		582,122
Interbank and overnight funds		6,099,084		714,994		—		—		—		6,814,078
Borrowing from banks and other		1,566,524		11,497,277		1,164,075		6,382,890		—		20,610,766
Long-term debt		73,565		3,369,988		656,291		16,040,506		—		20,140,350
Borrowing from development entities		563,370		259,194		1,607,273		1,216,959		—		3,646,796
Total Liabilities	Ps.	76,945,718	Ps.	65,085,094	Ps.	18,875,464	Ps.	36,757,818	Ps.	17,907,347	Ps.	215,571,441

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2017

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	2,378,528	Ps.	—	Ps.	—	Ps.	—	Ps.	19,958,310	Ps.	22,336,838
Debt securities held for trading		169,328		497,031		580,030		1,404,147		—		2,650,536
Debt securities available-for-sale		495,315		1,537,630		1,300,390		14,456,792		—		17,790,127
Debt securities held-to-maturity		722,026		832,703		1,338,712		5,598		—		2,899,039
Service concession arrangements		—		—		—		2,282,611		—		2,282,611
Commercial loans and leases		21,760,032		43,162,885		7,089,736		27,416,241		—		99,428,894
Consumer loans and leases		10,003,247		8,953,299		1,731,816		29,694,533		—		50,382,895
Mortgages and housing leases		3,539,706		5,354,545		404,417		6,852,631		—		16,151,299
Microcredit loans and leases		26,553		18,028		38,197		326,910		—		409,688
Other accounts receivable		—		—		—		890,896		3,575,238		4,466,134
Total Assets	Ps.	39,094,735	Ps.	60,356,121	Ps.	12,483,298	Ps.	83,330,359	Ps.	23,533,548	Ps.	218,798,061

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	20,597,270	Ps.	—	Ps.	—	Ps.	—	Ps.	15,420,332	Ps.	36,017,602
Time deposits		12,733,132		24,212,202		13,456,116		12,214,713		—		62,616,163
Saving deposits		55,778,677		—		—		—		—		55,778,677
Other deposits		—		—		—		—		472,782		472,782
Interbank and overnight funds		4,836,246		134,184		—		—		—		4,970,430
Borrowing from banks and other		3,249,799		5,801,906		2,200,184		6,953,431		—		18,205,320
Long-term debt		123,261		6,500,197		416,407		12,062,331		—		19,102,196
Borrowing from development entities		523,786		1,353,790		93,154		1,027,360		—		2,998,090
Total Liabilities	Ps.	97,842,171	Ps.	38,002,279	Ps.	16,165,861	Ps.	32,257,835	Ps.	15,893,114	Ps.	200,161,260

As part of their management of interest rate risk, to complement the gap analysis, our financial subsidiaries analyze the interest rate mismatches in terms of duration, between their interest-earning assets and their interest-earning liabilities. Different shocks to risk factors (for example Colombian interest rate) allow each bank to review the performance of the gap analysis and the financial margin to movements on the market variables. As of December 31, 2018, if interest rates had been 50 basis points higher with all other variables held constant, Grupo Aval’s income from interest-bearing financial assets would have increased by Ps. 965,789 and the expense of financial liabilities with interest would have increased by Ps. 1,039,332. An increase of 100 basis points in interest rates would have increased the income of financial assets Ps. 1,931,579 and expenses for liabilities Ps. 2,078,664. A reduction of 50 or 100 basis points in interest rates would have reduced income and expenses in the same amounts.

For the year ended on December 31, 2017, a 50 basis points increase in interest rates, with all the other variables constant, Grupo Aval´s revenue from interest earning financial assets would have increased by Ps. 893,925 and the expense from interest bearing financial liabilities would have increased by Ps. 973,911. A 100 basis points increase in interest rates would have increased revenues from by Ps. 1,787,849 and expenses by Ps. 1,947,823. A 50 or 100 basis point reduction in interest rates would have decreased income and expenses by the same amounts.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following is a breakdown of interest bearing assets and liabilities, by interest rate type and by maturity, at December 31, 2018 and 2017.

December 31, 2018

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	2,014,270	Ps.	1,096,397	Ps.	—	Ps.	—	Ps.	25,290,616	Ps.	28,401,283
Investments in debt securities at FVTPL		159,486		1,459,424		231,620		1,943,704		—		3,794,234
Investments in debt securities at FVOCI		13,532		3,337,721		872,882		14,711,622		—		18,935,757
Investments in debt securities at amortized cost		1,349,722		725,704		896,162		1,028		—		2,972,616
Service concession arrangements		—		—		2,488,414		—		—		2,488,414
Commercial loans and leases		44,094,950		4,259,106		51,184,839		2,870,082		—		102,408,977
Consumer loans and leases		1,099,251		14,713,486		10,482,629		29,159,698		—		55,455,064
Mortgages and housing leases		53,296		330,277		10,924,349		7,284,181		—		18,592,103
Microcredit loans and leases		2,698		223,954		3,582		195,463		—		425,697
Other account receivables		397		—		2,989,292		53,714		4,025,717		7,069,120
Total Assets	Ps.	48,787,602	Ps.	26,146,069	Ps.	80,073,769	Ps.	56,219,492	Ps.	29,316,333	Ps.	240,543,265

	Under one year					Over one year			Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	—	Ps.	22,377,653	Ps.	—	Ps.	—	Ps.	17,325,225	Ps.	39,702,878
Time deposits		11,332,638		33,720,396		6,801,559		14,998,419		-		66,853,012
Saving deposits		16,485,565		40,735,874		—		—	.	-		57,221,439
Other deposits		—		—		—		—		582,122		582,122
Interbank and overnight funds		3,492,343		3,321,735		—		—		—		6,814,078
Borrowing from banks and other		3,406,673		9,984,328		2,899,475		4,320,290		—		20,610,766
Long-term debt		749,442		804,281		6,650,249		11,936,378		—		20,140,350
Borrowing from development entities		638,286		149,508		2,852,178		6,824		—		3,646,796
Total Liabilities	Ps.	36,104,947	Ps.	111,093,775	Ps.	19,203,461	Ps.	31,261,911	Ps.	17,907,347	Ps.	215,571,441

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2017

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	—	Ps.	2,378,528	Ps.	—	Ps.	—	Ps.	19,958,310	Ps.	22,336,838
Debt securities held for trading		140,796		1,153,157		331,589		1,024,994		—		2,650,536
Debt securities available-for-sale		44,213		3,289,129		2,128,817		12,327,968		—		17,790,127
Debt securities held-to-maturity		2,841,714		51,727		—		5,598		—		2,899,039
Service concession arrangements		—		—		2,282,611		—		—		2,282,611
Commercial loans and leases		37,026,675		10,240,136		49,061,715		3,100,368		—		99,428,894
Consumer loans and leases		942,057		15,282,475		9,725,059		24,433,304		—		50,382,895
Mortgages and housing leases		74,604		477,646		9,695,527		5,903,522		—		16,151,299
Microcredit loans and leases		2,266		207,099		4,550		195,773		—		409,688
Other account receivables		—		—		842,173		48,723		3,575,238		4,466,134
Total Assets	Ps.	41,072,325	Ps.	33,079,897	Ps.	74,072,041	Ps.	47,040,250	Ps.	23,533,548	Ps.	218,798,061

	Under one year				Over one year				Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	—	Ps.	20,597,270	Ps.	—	Ps.	—	Ps.	15,420,332	Ps.	36,017,602
Time deposits		10,785,649		33,777,955		7,605,647		10,446,912		—		62,616,163
Saving deposits		9,156,432		46,622,245		—		—	.	—		55,778,677
Other deposits		—		—		—		—		472,782		472,782
Interbank and overnight funds		106,495		4,863,935		—		—		—		4,970,430
Borrowing from banks and other		4,327,736		5,026,923		3,900,072		4,950,589		—		18,205,320
Long-term debt		534,852		851,809		6,772,587		10,942,948		—		19,102,196
Borrowing from development entities		373,707		11,399		2,608,953		4,031		—		2,998,090
Total Liabilities	Ps.	25,284,871	Ps.	111,751,536	Ps.	20,887,259	Ps.	26,344,480	Ps.	15,893,114	Ps.	200,161,260

4.3          Liquidity Risk

Liquidity risk management has always been a basic element of Grupo Aval’s business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests. Liquidity risk is related to the inability of Grupo Aval´s financial subsidiaries to fulfill their obligations with customers, financial market counterparties, lenders, suppliers, authorities or other stakeholders at any given moment, in any currency and in any location.

Structural liquidity management aims to finance the activity’s recurring nature of each company under optimal terms of time and cost, avoiding taking unwanted liquidity risks. In Grupo Aval, the financing and liquidity model is decentralized and based on autonomous subsidiaries that are responsible for covering their own liquidity needs. Therefore, each entity reviews its available resources on a daily basis in order to control its liquidity risk.

Grupo Aval financial subsidiaries are responsible for covering the liquidity needs arising from its current and future activity. In consequence, they will either take deposits from its customers in its area of influence, or by resorting to the wholesale markets where it operates. As a result, Grupo Aval financial subsidiaries have a considerable capacity to attract stable deposits, as well as a significant liquidity to raise funds in the wholesale markets.

The policies with respect to liquidity risk at Grupo Aval and our financial subsidiaries are directed at complying with the guidelines established by the Superintendency of Finance (which, in turn, follow some of the main guidelines of Basel II Accord of 2004). These guidelines require that Colombian financial subsidiaries establish a system for the administration of liquidity risks (Sistema de Administración de Riesgo de Liquidez) which includes the identification, measurement, control and monitoring functions required to ensure the management of day to day liquidity requirements, adjust to minimum requirements in terms of liquidity buffers and establish liquidity contingency plans to deal with any unexpected situation.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The methodology for the assessment and measurement of liquidity risk at BAC has also strong standards and includes:

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

Therefore, financial subsidiaries controlled by Grupo Aval are required to maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters, using a short-term liquidity index (Indicador de Riesgo de Liquidez), or “IRL,” that measures liquidity for different time horizons from 1 to 90 days. This index is defined as the difference between adjusted liquid assets and net liquidity requirements. Liquid assets include total debt securities adjusted by market liquidity and exchange rate, excluding investments classified as “held to maturity” different from mandatory investments, Central Bank deposits and available cash. Net liquidity requirements are the difference between expected contractual asset and contractual and non-contractual liability cash flows. Cash flows from past due loans are not included in this calculation.

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

Resource availability is monitored on a daily basis, not only to meet reserve requirements, but also to forecast and/or anticipate potential changes in the entities´ liquidity risk profile and make the appropriate changes in strategy. The financial subsidiaries have liquidity warning indicators to analyze the current situation and to implement the adequate strategy. These indicators include the IRL (Indice de Riesgo de Liquidez), deposit concentration levels and use of the Central Bank’s discount window.

Senior management of Grupo Aval´s financial subsidiaries monitor the institutions’ liquidity situation and make the necessary decisions in the Asset and Liability Committees. These committees analyze the quality of the liquid assets that must be maintained, the tolerance in terms of liquidity management and minimum liquidity levels. Through the ALCO the senior management also approves policies regarding placement of excess liquidity, strategies for diversification of funding sources to prevent deposit concentration, hedging strategies and changes in the balance sheet structure.

Financial subsidiaries in Colombia and other countries must maintain cash on hand and in Central Bank deposits in order to comply with reserve requirements. The reserve requirement calculation is based upon the daily average of the different

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

types of deposits on a biweekly basis. As of December 31, 2018, and 2017, all of Grupo Aval´s financial subsidiaries comply with reserve requirements. Details on the requested percentage in each country are shown below:

Requested Percentage
Country	Details	%
Colombia	Checking account and Savings accounts	11%
	Time deposits < 18 months	4.5%
Guatemala	Deposits and Capital raising	11.6%
El Salvador	1st Demand deposits (1)	25%
	2nd Demand deposits (2)	25%
	3rd Debt securities	50%
Honduras	Demand deposits	12%
	Mandatory investment in local currency	5%
	Mandatory investment in foreign currency	12%
Nicaragua	Daily, Liabilities in local and foreign currency	12%
	Biweekly, Liabilities in local and foreign currency	14%
Costa Rica	Deposits in local and foreign currency	15%
	Capital raising in local and foreign currency	15%

(1)	This refer to demand deposits in Central Bank or overseas banks.
(2)	This refer to demand deposits in Central Bank, overseas banks or debt securities issue by the Central Bank.

There are no reserve requirements for our subsidiaries located in Panamá because there is no Central Bank to regulate such requirements.

The following is a breakdown by different time of the Liquid Assets and the LRI – Liquidity Risk Indicator for the specified time bucket, as per the separate figures of each of our financial subsidiaries at December 31, 2018 and 2017.

December 31, 2018

	Liquid assets
	available at the end	From 1 to 7 days	From 1 to 30 days	From 31 to 90
Bank	of the year (1)	(2)	(2)	days (2)
Banco de Bogotá	10,936,886	10,370,295	8,892,523	321,897
Banco Occidente	5,913,723	5,244,524	4,185,759	1,631,575
Banco Popular	3,622,232	3,305,221	2,505,573	164,075
Banco AV Villas	2,035,362	1,724,944	1,304,447	(37,659)
Corficolombiana	1,131,464	585,045	386,081	(159,983)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2017

	Liquid assets
	available at the end	From 1 to 7 days	From 1 to 30 days	From 31 to 90
Bank	of the year (1)	(2)	(2)	days (2)
Banco de Bogotá	9,883,150	9,446,780	7,161,523	1,082,066
Banco Occidente	5,685,570	5,470,184	4,552,769	1,346,442
Banco Popular	2,905,827	2,629,285	1,726,392	(256,330)
Banco AV Villas	1,776,252	1,701,634	1,506,404	478,347
Corficolombiana	1,603,609	1,059,878	649,166	361,394

(1)

Liquid assets are the sum of the assets that are readily convertible to cash. These assets include cash on hand and bank deposits including Central Bank deposits, securities or in money market transactions and have not been used in borrowing operations in the money market. It also includes investments coupons that have been transferred to the entity in debt securities recorded at fair value, investments in mutual funds with no withdrawal restrictions, and debt securities carried at amortized cost, provided they are legally required or “mandatory” investments, subscribed in the primary market and that can be used for money market operations. The value of the liquid assets mentioned above, is calculated at the fair value market price on the date of the assessment.

(2)

This amount is the remaining value of the liquid assets in the specified time period, or the LRI, that is calculated as the difference among the liquid assets and the liquidity requirement. The liquidity requirement is the difference of contractual cash inflows and contractual and non-contractual cash outflows during the period according to the LRI methodology.

The liquidity calculations described above assume normal liquidity conditions, according to the contractual flows and historical experience of each financial subsidiaries. In extreme liquidity events caused by unusual deposit withdrawals, the financial subsidiaries have contingency plans that include available credit lines with other financial institutions and access to special lines of credit with Colombia´s Central Bank, in accordance with current regulations. These lines of credit are granted when required and are collateralized by Colombian government securities and by a portfolio of high quality loans, as specified in the Central Bank regulations. Grupo Aval´s financial subsidiaries did not access the Central Bank special lines of credit during the years ended at December 31, 2018 and 2017.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following is a breakdown by contractual undiscounted cash flows of the financial assets and liabilities including contractual interest receivable and payable at December 31, 2018 and 2017.

December 31, 2018

	Less than		From one to six		From six to twelve		More than
Assets	one month		months		months		a year		Total
Cash and cash equivalents	Ps.	28,450,114	Ps.	—	Ps.	—	Ps.	—	Ps.	28,450,114
Investments in debt securities at FVTPL		576,072		350,307		1,026,669		2,018,209		3,971,257
Investments in debt securities at FVOCI		163,389		2,272,601		1,547,078		18,292,502		22,275,570
Investments in debt securities at amortized cost		1,691,200		447,674		866,184		1,019		3,006,077
Commercial loans and leases		12,524,966		24,196,186		13,982,791		58,838,873		109,542,816
Consumer loans and leases		6,218,323		12,707,647		7,369,756		45,240,501		71,536,227
Mortgages and housing leases		297,155		1,376,279		1,626,730		32,061,546		35,361,710
Microcredit loans and leases		58,093		125,474		128,180		256,278		568,025
Trading derivatives		476,088		244,385		22,483		14,216		757,172
Hedging derivatives		28,941		4,083		—		—		33,024
Other accounts receivable		4,260,837		—		397		2,929,814		7,191,048
Other assets		631,231		—		—		—		631,231
Total Assets	Ps.	55,376,409	Ps.	41,724,636	Ps.	26,570,268	Ps.	159,652,958	Ps.	283,324,271

	Less than		From one to six		From six to twelve		More than
Liabilities	one month		months		months		a year		Total
Checking accounts	Ps.	39,708,169	Ps.	—	Ps.	—	Ps.	—	Ps.	39,708,169
Time Deposits		8,375,127		26,030,729		15,605,292		20,730,824		70,741,972
Saving deposits		57,443,560		—		—		—		57,443,560
Other deposits		582,122		—		—		—		582,122
Interbank and overnight funds		6,813,329		—		—		—		6,813,329
Borrowing from banks and other		1,665,739		8,779,185		4,490,249		7,248,223		22,183,396
Long-term debt		138,362		904,752		1,896,186		21,493,625		24,432,925
Borrowing from development entities		145,712		578,545		423,122		3,189,314		4,336,693
Trading derivatives		515,697		236,390		20,305		27,955		800,347
Hedging derivatives		182,849		6,587		6,718		—		196,154
Other liabilities		6,884,154		896,154		67,042		299		7,847,649
Total Liabilities	Ps.	122,454,820	Ps.	37,432,342	Ps.	22,508,914	Ps.	52,690,240	Ps.	235,086,316

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	2,297,206	Ps.	9,742	Ps.	4,222	Ps.	2,370	Ps.	2,313,540
Standby letters of credit		928,585		208		2		—		928,795
Overdraft facility		306,740		—		—		—		306,740
Standby credit card facility		20,409,059		—		—		—		20,409,059
Undrawn approved loans		3,612,600		—		—		—		3,612,600
Others		394,688		—		—		—		394,688
Total Commitments Loans	Ps.	27,948,878	Ps.	9,950	Ps.	4,224	Ps.	2,370	Ps.	27,965,422

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2017

	Less than one		From one to		From six to		More than a
Assets	month		six months		twelve months		year		Total
Cash and cash equivalents	Ps.	23,420,225	Ps.	—	Ps.	—	Ps.	—	Ps.	23,420,225
Investments in debt securities held for trading		913,190		310,701		619,023		1,316,239		3,159,152
Investments in securities available-for-sale		622,057		1,968,847		1,810,606		18,818,121		23,219,631
Investments in debt securities held-to-maturity		649,833		934,821		1,576,581		5,946		3,167,181
Commercial loans and leases		14,641,827		30,985,969		15,378,967		66,048,385		127,055,148
Consumer loans and leases		4,524,515		12,114,983		7,186,854		34,943,876		58,770,228
Mortgages and housing leases		263,314		1,228,796		1,434,850		28,060,685		30,987,645
Microcredit loans and leases		49,932		117,240		119,397		261,625		548,194
Trading derivatives		249,305		103,245		33,859		29,329		415,738
Hedging derivatives		52,122		2,657		1,752		—		56,531
Other accounts receivable		3,745,261		238		163		1,013,167		4,758,829
Other assets		482,636		—		—		—		482,636
Total Assets	Ps.	49,614,217	Ps.	47,767,497	Ps.	28,162,052	Ps.	150,497,373	Ps.	276,041,139

	Less than one		From one to		From six to		More than a
Liabilities	month		six months		twelve months		year		Total
Checking accounts	Ps.	40,840,666	Ps.	—	Ps.	—	Ps.	—	Ps.	40,840,666
Time Deposits		9,583,488		21,734,913		15,150,201		21,094,851		67,563,454
Saving deposits		58,656,060		—		—		—		58,656,060
Other deposits		471,645		—		—		34,275		505,920
Interbank and overnight funds		4,274,983		166,891		—		—		4,441,874
Borrowing from banks and other		1,963,636		6,359,672		4,262,502		8,417,134		21,002,945
Long-term debt		52,468		5,780,195		531,963		18,902,134		25,266,760
Borrowing from development entities		36,954		258,909		301,372		4,338,700		4,935,935
Trading derivatives		120,429		377,898		3,918		7,107		509,351
Hedging derivatives		13,345		119		—		—		13,464
Other Liabilities		6,517,069		58,605		50,583		—		6,626,258
Total Liabilities	Ps.	122,530,743	Ps.	34,737,201	Ps.	20,300,540	Ps.	52,794,200	Ps.	230,362,686

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	2,591,109	Ps.	2,158	Ps.	—	Ps.	3,066	Ps.	2,596,333
Standby letters of credit		1,080,986		154,068		—		56		1,235,110
Overdraft facility		75,225		—		—		—		75,225
Standby credit card facility		19,816,305		—		—		—		19,816,305
Undrawn approved loans		4,468,837		—		—		—		4,468,837
Others		242,910		—		—		—		242,910
Total Commitments Loans	Ps.	28,275,372	Ps.	156,226	Ps.	—	Ps.	3,122	Ps.	28,434,720

4.4          Regulatory capital management

As of December, 31 2018, Grupo Aval is not subject to requirements of minimum capital; consequently, regulatory capital management of Grupo Aval focuses on complying with requirements at the financial subsidiaries level, pursuant to the rules established under Colombian law and regulation or under the laws and regulation of the jurisdictions where the subsidiaries operate.

Grupo Aval’s financial subsidiaries are subject to a “Total Solvency Risk Ratio” (Total Regulatory Capital/Risk Weighted Assets) of at least 9% and a “Basic Solvency Risk Ratio” (Basic Ordinary Regulatory Capital/Risk Weighted Assets) of at least 4.5%.

As of December 31, 2018, and 2017, all of Grupo Aval´s financial subsidiaries comply with minimum regulatory capital requirements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Following is the detail of the calculation of the minimum regulatory capital, required for the entities regulated by the Superintendency of Finance:

	December 31, 2018
		Banco de		Banco AV
Regulatory Capital	Banco de Bogotá	Occidente	Banco Popular	Villas	Corficolombiana
Regulatory Capital	17,730,918	3,917,005	2,170,075	1,176,179	3,631,640
Basic ordinary equity	11,655,669	3,166,981	1,648,438	1,106,529	3,381,550
Basic additional equity	6,075,249	750,024	521,637	69,650	250,090
Market risk	10,275,186	1,754,924	1,809,867	421,379	2,440,618
Credit risk	120,604,192	29,405,386	19,624,155	10,759,423	7,834,598
Total assets weighted by risk	130,879,378	31,160,310	21,434,022	11,180,802	10,275,216
Total solvency risk index.	13.55%	12.57%	10.12%	10.52%	35.34%
Basic solvency risk index.	8.91%	10.16%	7.69%	9.90%	32.91%

	December 31, 2017
		Banco de		Banco AV
Regulatory Capital	Banco de Bogotá	Occidente	Banco Popular	Villas	Corficolombiana
Regulatory Capital	16,749,137	4,007,636	2,090,131	1,195,815	2,666,487
Basic ordinary equity	10,870,598	3,123,860	1,774,823	1,060,749	2,295,929
Basic additional equity	5,878,538	883,776	315,309	135,066	370,558
Market risk	9,220,514	1,660,535	1,391,833	204,852	1,769,041
Total assets weighted by risk	123,708,231	28,165,602	18,452,556	9,493,492	7,246,604
Total solvency risk index.	13.54%	13.44%	10.53%	12.33%	36.80%
Basic solvency risk index.	8.79%	10.47%	8.94%	10.94%	31.68%

Despite the above, Grupo Aval will be subject to requirements of minimum capital in compliance with the new regulation of the Superintendency of Finance in Colombia, according with the explanation in “New Risk Framework by the Colombian Superintendence” section. In addition, Decree 1477 was issued on August 6, 2018, aligning the capital requirements of Colombian financial institutions to Basel III standards, specifically, definitions of tier 1 and tier 2 equity and risk weighed assets and incorporating buffers for equity conservation and for systematically important entities. The decree includes an 18-month transition period, which expires on February 2020, and therefore the obligation of Grupo Aval´s financial subsidiaries to meet the requirements will be based on financial statements as of December 31, 2020.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

Determining what is deemed as ‘observable’ requires a significant judgment by Grupo Aval. Grupo Aval considers as observable data the market data which is already available, distributed or updated by the price suppliers, and it is reliable and verifiable, with no property rights, and provided by independent sources which are actively involved in the reference market.

5.1          Measurements of Fair Value on a Recurring Basis

Measurements of fair value on a recurring basis are those required or allowed in statement of financial position at the end of each accounting period.

The following table presents an analysis, within the hierarchy of fair value, of Grupo Aval´s assets and liabilities (by class), measured at fair value as of December 31, 2018 and 2017 on a recurring basis.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2018

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	2,109,574	Ps.	161,068	Ps.	—	Ps.	2,270,642
Securities issued or secured by other Colombian Government entities		19,606		108,940		—		128,546
Securities issued or secured by foreign Governments		—		98,155		—		98,155
Securities issued or secured by central banks		—		12,914		—		12,914
Securities issued or secured by other financial entities		—		1,218,751		—		1,218,751
Securities issued or secured by non-financial sector entities		—		29,122		—		29,122
Others		—		4,848		—		4,848
Total trading investments	Ps.	2,129,180	Ps.	1,633,798	Ps.	—	Ps.	3,762,978
Investments in debt securities at fair value through profit or loss
Others		—		17,523		13,733		31,256
Total investments in debt securities at fair value through profit or loss	Ps.	2,129,180	Ps.	1,651,321	Ps.	13,733	Ps.	3,794,234
Investments in debt securities at fair value through OCI
Securities issued or secured by Colombian Government		8,208,778		2,316,996		—		10,525,774
Securities issued or secured by other Colombian Government entities		232,312		265,323		—		497,635
Securities issued or secured by foreign Governments		91,315		2,924,241		—		3,015,556
Securities issued or secured by central banks		—		1,131,740		—		1,131,740
Securities issued or secured by other financial entities		279,653		3,028,827		—		3,308,480
Securities issued or secured by non-financial sector entities		—		209,940		—		209,940
Others		—		246,632		—		246,632
Total investments in debt securities at fair value through OCI	Ps.	8,812,058	Ps.	10,123,699	Ps.	—	Ps.	18,935,757
Total investments in debt securities	Ps.	10,941,238	Ps.	11,775,020	Ps.	13,733	Ps.	22,729,991

Equity securities
Trading equity securities		3,060		2,212,915		456,673		2,672,648
Investments in equity through OCI		935,737		51,224		103,640		1,090,601
Total equity securities	Ps.	938,797	Ps.	2,264,139	Ps.	560,313	Ps.	3,763,249

Held for trading derivatives
Currency forward		—		616,116		1,683		617,799
Bond forward		—		71		—		71
Interest rate swap		—		43,181		—		43,181
Currency swap		—		48,546		—		48,546
Currency options		—		59,089		—		59,089
Total held for trading derivatives	Ps.	—	Ps.	767,003	Ps.	1,683	Ps.	768,686
Hedging derivatives
Currency forward		—		30,138		—		30,138
Total hedging derivatives	Ps.	—	Ps.	30,138	Ps.	—	Ps.	30,138
Other account receivables
Financial assets in concession contracts		—		—		2,488,414		2,488,414
Total other account receivables designated at fair value	Ps.	—	Ps.	—	Ps.	2,488,414	Ps.	2,488,414
Non- financial assets
Biological assets		—		—		84,206		84,206
Investment properties		—		—		836,324		836,324
Total non- financial assets	Ps.	—	Ps.	—	Ps.	920,530	Ps.	920,530
Total assets at fair value on recurring basis	Ps.	11,880,035	Ps.	14,836,300	Ps.	3,984,673	Ps.	30,701,008

Liabilities
Trading derivatives
Currency forward		—		583,242		5,779		589,021
Bond forward		—		2,730		—		2,730
Bond futures		32		—		—		32
Interest rate swap		—		32,380		—		32,380
Currency swap		—		148,378		—		148,378
Currency options		—		38,764		—		38,764
Total trading derivatives	Ps.	32	Ps.	805,494	Ps.	5,779	Ps.	811,305
Hedging derivatives
Currency forward		—		195,539		—		195,539
Total hedging derivatives	Ps.	—	Ps.	195,539	Ps.	—	Ps.	195,539
Total liabilities at fair value on recurring basis	Ps.	32	Ps.	1,001,033	Ps.	5,779	Ps.	1,006,844

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2017 (1)

	Level 1		Level 2		Level 3		Total
Assets

Held for trading debt securities
Securities issued or secured by Colombian Government	Ps.	1,104,829	Ps.	126,390	Ps.	—	Ps.	1,231,219
Securities issued or secured by other Colombian Government entities		—		70,064		—		70,064
Securities issued or secured by foreign Governments		—		92,931		—		92,931
Securities issued or secured by central banks		—		34,095		—		34,095
Securities issued or secured by other financial entities		—		1,137,525		—		1,137,525
Securities issued or secured by non-financial sector entities		—		17,869		—		17,869
Others		—		53,858		12,975		66,833
Total held for trading debt securities	Ps.	1,104,829	Ps.	1,532,732	Ps.	12,975	Ps.	2,650,536
Investments in debt securities available-for-sale
Securities issued or secured by Colombian Government		7,668,545		1,816,380		—		9,484,925
Securities issued or secured by other Colombian Government entities		—		662,702		—		662,702
Securities issued or secured by foreign Governments		29,604		2,074,793		—		2,104,397
Securities issued or secured by central banks		—		1,356,874		—		1,356,874
Securities issued or secured by other financial entities		456,354		3,161,723		—		3,618,077
Securities issued or secured by non-financial sector entities		—		324,469		—		324,469
Others		—		232,056		6,627		238,683
Total investments in debt securities available-for sale	Ps.	8,154,503	Ps.	9,628,997	Ps.	6,627	Ps.	17,790,127
Total investments in debt securities	Ps.	9,259,332	Ps.	11,161,729	Ps.	19,602	Ps.	20,440,663

Equity securities
Trading equity securities		28,659		2,095,160		25,341		2,149,160
Investments in equity securities available-for-sale		768,336		55,697		—		824,033
Total equity securities	Ps.	796,995	Ps.	2,150,857	Ps.	25,341	Ps.	2,973,193

Held for trading derivatives
Currency forward		—		222,377		1,578		223,955
Bond forward		—		731		—		731
Interest rate swap		—		52,970		—		52,970
Currency swap		—		33,104		—		33,104
Currency options		—		17,632		—		17,632
Total held for trading derivatives	Ps.	—	Ps.	326,814	Ps.	1,578	Ps.	328,392
Hedging derivatives
Currency forward		—		55,261		—		55,261
Total hedging derivatives	Ps.	—	Ps.	55,261	Ps.	—	Ps.	55,261
Other financial assets at fair value through profit or loss
Financial assets in concession contracts		—		—		2,282,611		2,282,611
Total financial assets designated at fair value	Ps.	10,056,327	Ps.	13,694,661	Ps.	2,329,132	Ps.	26,080,120
Non- financial assets
Biological assets		—		—		66,139		66,139
Investment properties		—		—		783,794		783,794
Total non- financial assets	Ps.	—	Ps.	—	Ps.	849,933	Ps.	849,933
Total assets at fair value on recurring basis	Ps.	10,056,327	Ps.	13,694,661	Ps.	3,179,065	Ps.	26,930,053

Liabilities
Trading derivatives
Currency forward		—		142,760		1,812		144,572
Bond forward		—		1,107		—		1,107
Interest rate swap		—		40,693		—		40,693
Currency swap		—		79,263		—		79,263
Currency options		—		33,030		—		33,030
Total trading derivatives	Ps.	—	Ps.	296,853	Ps.	1,812	Ps.	298,665
Hedging derivatives
Currency forward		—		13,464		—		13,464
Total hedging derivatives	Ps.	—	Ps.	13,464	Ps.	—	Ps.	13,464
Total liabilities at fair value on recurring basis	Ps.	—	Ps.	310,317	Ps.	1,812	Ps.	312,129

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5 (B)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

5.2          Items Measured at Fair Value on a Non-Recurring Basis

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

The following table present Grupo Aval’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2018 and 2017 at fair value less cost of sale:

	Level 1		Level 2		Level 3		Total
December 31, 2018
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	896,257	Ps.	896,257
Non- current assets held for sale		—		—		186,714		186,714
	Ps.	—	Ps.	—	Ps.	1,082,971	Ps.	1,082,971

	Level 1		Level 2		Level 3		Total
December 31, 2017
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	701,948	Ps.	701,948
Non- current assets held for sale		—		—		101,382		101,382
	Ps.	—	Ps.	—	Ps.	803,330	Ps.	803,330

5.3          Fair Value determination

Level 1 financial instruments are those traded in an active market. Their fair value was established according to quoted prices (unadjusted) supplied by the price vendor, which are determined using the weighted averages of transactions carried out during the trading day.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Level 2 financial instruments as those traded in non-active market, the following table provides information about valuation techniques and significant inputs when measuring assets and liabilities.

	Valuation technique	Significant inputs (1)
ASSETS
Investments in debt securities at fair value
In Colombian Pesos
Securities issued or secured by the Colombian Government	Discounted cash flow	Estimated Prices (2)
Securities issued or secured by Colombian government entities	Discounted cash flow	Estimated Prices (2)
Securities issued or secured by other financial entities	Discounted cash flow	Estimated Prices (2)
Yield and Margin
Securities issued or secured by non-financial sector entities	Discounted cash flow	Estimated Prices (2)
Other	Discounted cash flow	Estimated Prices (2)
Yield and Margin
In Foreign Currency
Securities issued or secured by the Colombian Government	Market Price	Quoted Prices
Estimated Prices (2)
Securities issued or secured by Colombian government entities	Discounted cash flow	Estimated Prices (2)
Securities issued or secured by foreign governments	- Internal Model	- Discounted cash flows using yields from similar securities outstanding
	- Market Price	- Market Price or price calculated based on benchmarks set by price providers methodologies
- Bloomberg Generic / Bloomberg Valuation
Securities issued or secured by Central Banks	- Internal Model	- Discounted cash flows using yields from similar securities outstanding
	- Market Price	- Market Price or price calculated based on benchmarks set by price providers methodologies
Securities issued or secured by other financial entities	- Discounted cash flow	- Estimated Prices (2)
	- Internal Model	- Quoted Price or price calculated based on benchmarks set by price providers methodologies
	- Market Price	- Bloomberg Generic / Bloomberg Valuation
Securities issued or secured by non-financial sector entities	- Market Price	- Average Price
- Quoted Price
- Bloomberg Generic
Other	- Discounted cash flow	- Estimated Prices (2)
	- Internal Model	- Theoretical Price Mutual Funds which by the end of the month capitalize or pay interests
	- Market Price	- Quoted Price
Equity securities
Corporate Stock	Market Price	Estimated Prices (2)
Investment Funds	Market Price	Market value of underlying assets, less management and administrative fees
Pension and severance funds (3)	Market Price	Market value of underlying assets, less management and administrative fees

Trading Derivatives
Foreign Currency Forward		- Underlying asset price
Debt securities Forward		- Currency curve by underlying asset

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	Valuation technique	Significant inputs (1)
Interest rate Swap	Discounted cash flow	- Forward Exchange rates curve of the operation’s currency
Cross Currency Swap		- Implicit curves of Exchange rates forwards
Swap (others)		- Swap curves by underlying asset
Currency Options		- Implicit volatilities matrixes and curves
Hedging Derivatives
Currency Forward	Discounted cash flow	Curves by currency
LIABILITIES
Derivatives held for trading
Foreign Currency Forward	Discounted cash flow	- Underlying asset price
Debt securities Forward		- Currency curve by underlying asset
Interest rate Swap		- Forward Exchange rates curve of the operation’s currency
Currency Swap		- Implicit curves of exchange rates forwards
Swap (others)		- Swap curves by underlying asset
Currency Options		- Implicit volatilities matrixes and curves
Hedging Derivatives
Foreign Currency Forward	Discounted cash flow	- Underlying asset price
Interest rate Forward		- Currency curve by underlying asset
Interest rate Swap		- Forward Exchange rates curve of the operation’s currency
- Implicit curves of Exchange rates forwards
- Swap curves by underlying asset
- Implicit volatilities matrixes and curves

(1)	Quoted market prices (ie obtained from price vendors)
(2)

Estimated Price: A valuation model based on information obtained from a price vendor when it is not able to supply quoted prices (unadjusted) for each security. This model is the basis for the construction of the valuation margin of the securities that is represented on the assigned curve or reference rate. This margin remains constant on the assigned curve or reference rate when calculating the theoretical valuation price.

(3)	The subsidiary Porvenir S. A. according to Colombian rules is required to invest to 1% of its total assets under management from severance and mandatory pension funds.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following table provides information about valuation techniques and significant unobservable inputs when measuring Level 3 assets and liabilities at recurring fair value.

	Valuation technique	Significant inputs
ASSETS
Investments in debt securities at fair value
In Colombian Pesos
Other	Discounted cash flow	Projected payments flow of mortgage securitizations (1)
Equity securities
Investments in equity securities (2)		- Growth in values after 5 years
	Discounted cash flow	- Net Income
- Growth in residual values after 5 years
Discount interest rates
- EBITDA Value
	Comparable Multiples	- Multiple of EBITDA
- Net income value
- Multiple of net income
Other financial assets
Assets under concession contracts		- Free-cash flow from concession contracts
- Concession contract’s maturity period
	Discounted cash flow	- Perpetuity value of the year “n” free-cash flow
- Present value of the discounted residual value at Weighted Average Cost of Capital ("WACC").
- Financial income: annual adjustment of the financial asset’s value.

The detail of valuation process for financial assets in concession arrangements are outlined in (3)
Non-financial assets
Biological assets	Discounted cash flow	The processes used to collect data and determine the fair value of biological assets are described in (4).
Investment properties	Discounted cash flow	The processes used to collect data and determine the fair value of biological assets are described in (5)

(1)          Mortgage-Backed Securities

Titularizadora Colombiana S.A issued mortgage securitizations. Following is the valuation under 3 scenarios, these scenarios are based on projections that, consider different prepayment and delinquency assumptions. The following table shows the sensitivity analysis of this fair value under three different scenarios.

December 2018
Baseline scenario (i)		Increase - Favorable scenario (ii)		Decrease - Unfavorable scenario (iii)
Ps.	13,733	Ps.	57	Ps.	(63)

December 2017
Baseline scenario (i)		Increase - Favorable scenario (ii)		Decrease - Unfavorable scenario (iii)
Ps.	19,602	Ps.	80	Ps.	(95)

(i)

Fair value calculated based on valuation scenario, considers 12‑month Moving Average Prepayment between 9.25% and 10.90% as of December 31, 2018 and 12.4% and 15.8% as of December 31, 2017, and 1 Time Delinquency Curve.

(ii)	Pre-payment of 10% and 1 time delinquency curve

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

(iii)	Pre-payment of 20% and 1 time delinquency curve

(2)          Valuation of equity securities Level 3

Investments with fair value hierarchy level 3 have significant unobservable inputs. Level 3 instruments includes equity instruments, which are not quoted on any stock exchange. Like observable prices are not available for these securities, Grupo Aval has used valuation techniques as discounted cash flows to obtain fair value.

The following table includes a sensitivity analysis of main equity securities by Ps. 45,219 as of December 31, 2018 classified at FVOCI level 3:

		Favorable		Unfavorable
Methods and Variables	Variation	impact		impact
Comparable multiples / Recent transaction price
EBITDA Number of times	+/-1 x	Ps.	1,819	Ps.	(1,823)
Adjusted net Asset Value
Most relevant variable in assets	+/-10%		221		(177)
Adjusted discounted cash flow
Growth in residual values	+/-1% of the gradient		204		(134)
Growth in residual values after 5 years	+/-1%		60		(147)
	+/- 30 bp		135		(101)
	+/-1%		743		(741)
Income	+/-1%		710		(674)
	+/- 1% anual		352		(529)
Discount interest rates	+/- 50 pb		597		(572)
		Ps.	4,841	Ps.	(4,898)

(3)          Valuation of financial assets under Gas and Energy concession arrangement rights

Promigas and subsidiaries, designated at fair value the financial assets under concession contracts, the method of discounted cash flows was used to determine the fair value.

The assumptions in the calculation of the financial asset were:

Financial assets were calculated taking into account the expiration date of each concession contract.

The calculation was carried out in proportion to the expiration of each of the concession contracts in force.

Only the operational cash flows of these assets under concession were taken into account.

The components of the calculations are as follows:

•	Free cash flow generated solely by assets under concession.
•	Expiration period of the concession.
•	Amount in-perpetuity of the Free Cash Flow (FCF) of the year, estimated factoring a growth in the residual amount between 3% and 1% each year.
•	Current amount of the residual amount Weighted Average Cost of Capital (WACC), estimated taking into account an interest rate between 9.35 % and 8.64% each year.
•	Financial Income: Annual adjustment of the amount of the financial asset to WACC (*).

(*)Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each, updated annually. The following variables were used for determining the WACC:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

•	Beta Unlevered USA (Oil/Gas Distribution): Damodaran. [Betaunlevered 0.61, 2018]
•	Risk Free Rate, Source: Geometric Average 1992‑2018 of American bonds “T-Bonds”.
•	Marker Return, Source: Geometric Average 1992‑2018 Damodaran “Stocks” USA.
•	Market Premium: Market Return – Risk Free Rate
•	Country Risk Premium: Average last 5 years EMBI (Difference between 10‑year Colombian sovereign bonds and 10 year “T-Bonds”). Damodaran
•	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Sensitivity analysis

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to Government entities at the expiration date of the contracts. The value of the financial asset at December 31, 2018 is Ps. 2,488,414 and Ps. 2,282,611 at 2017, the sensitivity analysis shows their increase or decrease.

	December 31, 2018				December 31, 2017
Variable	+100 bps		-100 bps		+100 bps		-100 bps
WACC	Ps.	(637,463)	Ps.	979,778	Ps.	(608,164)	Ps.	949,005
Growth rate		550,567		(387,696)		520,052		(362,867)

(4)          Biological Assets

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

The main assumptions used for determining the fair value of the principal biological assets are as follows:

1.          Biological assets growing in rubber crops:

The price of natural rubber used to calculate the 2019‑2021 cash flows was forecasted based on the average of the last 3 years of the Technically Specified Rubber (TSR20) per ton since January 2016 Ps. 0.47 (USD  1,521/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually based on the expected US inflation rate.

Yield per hectare: Based on the crop composition and the planting year of the different clones, we forecasted a stepwise yield per hectare starting in year 7 after plantation and stabilizing after year 10.

Tons of rubber per
Year	hectare per year
Year 7	0.60
Year 8	0.90
Year 9	1.40
Year 10 and other	1.80

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

Discount rate: Based on the data for the “Farming/Agriculture” sector of Damodaran Online’s Global Markets data base, a cost of equity of 16.75% as of December 31, 2018 and 15.23% as of December 31, 2017 was defined. Additionally, a cost of debt of 6.29% as of December 31, 2018 and 5.84% as of December 31, 2017 was defined based on existing debt market conditions. Based on the above, the discount rate, or WACC, was determined to be 10.74% as of December 31, 2018 and 11.71% as of December 31, 2017.

2.          Biological assets growing in African palm crops:

The price of African palm oil (USD per ton) used to calculate the 2019‑2020 cash flows was forecasted based on the average price of palm oil since January 2017 (USD 671/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually with the expected US inflation rate.

The source of information for international prices for Colombia’s market are the following:

Crude palm oil: BURSA MALAYSIA DERIVATIVES (BMD) – Crude Palm Oil Futures (FCPO) – Third Position. It is a relevant international market prices, of easy public access, and is provided by transparent and objective source.

For the price forecast, available future prices (FCPO) were also used as reference.

Yield per hectare: Based on the crop composition and the re-planting year of the crops. which started in 2006, we forecasted a stepwise yield per hectare for each plantation as follows:

Tons of fresh fruit
Year	per hectare
0 to 3	—
4	4
5	10
6	12
7	22
7 to 18	22
More than 18	36
Weighted average	18

Extraction rate: The oil extraction rate (OER) is a factor that defines the amount of crude palm oil that is produced. The OER varies depending on the age of the plantation, and was forecasted based on the following table:

Year	Extraction Rate (%)
0 to 3	19
4	23
5	23
6	23
7	23
7 to 18	23
More than 18	21
Weighted average	22

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Costs and administrative expenses: Costs are forecast considering the different activities that are incurred during the life of an African palm crop. A cost per hectare is forecast for every key activity such as crop establishment, maintenance and exploitation, harvest and transport.

Discount rate: Based on the data for the “Farming/Agriculture” sector of Damodaran Online’s Global Markets data base, a cost of equity of 16.75% (15.23% as of December 31, 2017) was defined. Additionally, a cost of debt of 6.29% (5.84% as of December 31, 2017) was defined based on existing debt market conditions. Based on the above, the discount rate, or WACC, was determined at 10.74% (11.71% as of December 31, 2017).

Sensitivity analysis of Biological Assets at fair value

As a result of its investment in Corficolombiana, Grupo Aval´s assets include certain biological assets, that consist primarily of rubber and African palm oil. Grupo Aval does not sells its products in the Rotterdam market or produces/sells African palm oil from Malaysia. However, Grupo Aval has knowledge that the price of rubber and African palm oil traded at both markets is used to determine the price reference of these commodities.

If the average price of technically specified rubber (TSR20) and crude palm oil (CPO) had been 5% higher or lower in 2018 and 2017, with all the other variables remaining constant and excluding the effect of hedging activities, Grupo Aval’s profits for the period, before taxes, would have been the following, including only the product growing on bearer plants.

Rubber Plantations

	TSR20 reference price	Change in fiscal year-	Value of the biological	Profits
	USD/ton	end price	asset	before taxes
	1,597	5%	44,615	20,457
Dec-18	1,521	Baseline scenario	41,533	17,375
	1,445	(5)%	38,451	14,293
	1,620	5%	25,366	10,762
Dec-17	1,543	Baseline scenario	24,158	9,554
	1,466	(5)%	22,950	8,346

African Palm Plantations

	CPO reference price	Change in fiscal year-	Value of the biological	Profits
	USD/ton	end price	asset	before taxes
	705	5%	32,786	6,231
Dec-18	671	Baseline scenario	29,783	3,228
	638	(5)%	26,779	224
	683	5%	27,883	5,068
Dec-17	651	Baseline scenario	26,555	3,740
	618	(5)%	25,228	2,412

The fair value of biological assets is also affected by different circumstances in the market such as climate, natural disasters and plagues. The subsidiaries that manage biological assets have taken all the necessary precautions to reduce these risks.

An analysis of any situation that could compromise the fulfilment of the company´s objectives is carried out by the different technical areas and the potential impact of any deviation is also measured. The result of said analysis is informed to top management to determine, in accordance with the significance of the situation, if they need to be reported to the Board of Directors.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

(5)          Investment properties

Investment properties are recognized at fair value, based on a valuation made at each year-end period, using as a basis, independent appraisal expert appraisal report obtained and reviewed by management. While in Colombia, the frequency of transactions in the real state sector is low compared to other more developed markets, management believes there are enough references to assess the fair value of investment properties owned by Grupo Aval and its subsidiaries based on comparable market transactions.

Fire-sales are excluded from the comparable transactions used to estimate the fair-value of investment properties. Management has reviewed the main assumptions used by the independent external appraisers (such as inflation, interest rates, etc.) and believes they are consistent with market conditions at each end of period. However, management believes that the estimation of the fair value of investment properties depends on significant judgment from the independent expert appraisers, and as such, there could be a significant probability that the actual price of sale of a property differs from its fair value.

5.4          Transfers between level 1 and level 2 of the fair value hierarchy

The following table summarizes the transfer between fair value levels 1 and 2 during 2018 and 2017. In general, transfers between Level 1 and Level 2 in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

December 31, 2018

	Investments in debt				Investments in debt
	securities at FVTPL				securities at FVOCI
	Transfers between:				Transfers between:
	Level 2 to 1		Level 1 to 2		Level 2 to 1		Level 1 to 2
Securities issued or secured by Colombian Government	Ps.	—	Ps.	—	Ps.	17,668	Ps.	14,081
Securities issued or secured by other Colombian Government entities		—		—		229,202		—
Securities issued or secured by other financial entities		—		—		—		189,013
	Ps.	—	Ps.	—	Ps.	246,870	Ps.	203,094

December 31, 2017

	Trade				Debt securities
	debt securities				available-for-sale
	Transfers between:				Transfers between:
	Level 2 to 1		Level 1 to 2		Level 2 to 1		Level 1 to 2
Securities issued or secured by Colombian Government	Ps.	—	Ps.	49	Ps.	—	Ps.	28,104
Securities issued or secured by other Colombian Government entities		—		313		—		9,908
Securities issued or secured by other financial entities		—		—		—		65,209
Securities issued or secured by entities of the non-financial sector		—		—		—		85,552
	Ps.	—	Ps.	362	Ps.	—	Ps.	188,773

There were no transfers of fair values between levels and 2 to or from level 3.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

5.5          Reconciliation Level 3 of the fair value hierarchy

The reconciliation of the balances at the beginning of the period to the closing balances with the fair value measurements classified at Level 3 is shows in the following table.

	Financial assets				Financial assets in
	in debt		Equity		concession		Biological		Investment
	securities		instruments		arrangements		assets		properties
December 31, 2015	Ps.	36,077	Ps.	—	Ps.	1,891,692	Ps.	240,212	Ps.	538,246
Valuation adjustment with an effect on income		750		—		180,982		14,644		53,680
Valuation adjustments with an effect on OCI		(9,450)		—		—		—		—
Reclassification of bearer plants balance		—		—		—		(188,177)		—
Effects of amendments in accounting policies of bearer plants.		—		—		—		(18,108)		—
Transfers to non-current assets held for sale		—		—		—		—		11,319
Reclassification		—		—		—		(1,331)		(2,539)
Additions		—		—		—		21,432		71,268
Sales / redemptions		—		—		—		(20,670)		(61,786)
December 31, 2016	Ps.	27,377	Ps.	—	Ps.	2,072,674	Ps.	48,002	Ps.	610,188
Valuation adjustment with an effect on income		765		—		209,937		13,503		46,675
Valuation adjustments with an effect on OCI		(8,540)		—		—		—		—
Transfers from non-current assets held for sale		—		—		—		—		101,469
Reclassification		—		25,341		—		—		(30,143)
Additions		—		—		—		24,409		84,036
Sales / redemptions		—		—		—		(19,775)		(28,431)
December 31, 2017	Ps.	19,602	Ps.	25,341	Ps.	2,282,611	Ps.	66,139	Ps.	783,794
Adoption IFRS 9 (See note 2)		—		102,214		—		—		—
Valuation adjustment with an effect on income		(5,119)		9,207		205,803		20,606		39,415
Valuation adjustments with an effect on OCI		—		1,426		—		—		—
Transfers from non-current assets held for sale		—		—		—		—		19,719
Reclassification		—		25,989		—		(96)		10,780
Additions		—	(*)	396,136		—		20,900		61,300
Sales / redemptions		(750)		—		—		(23,343)		(78,684)
December 31, 2018	Ps.	13,733	Ps.	560,313	Ps.	2,488,414	Ps.	84,206	Ps.	836,324

(*)    Includes investment in NEXUS Real Estate Capital Funds by Banco de Bogota of Ps.330,350, Banco Popular of Ps.24,222, Alpopular of Ps.41,070 and Fiduciaria Popular of Ps.494

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

5.6          Fair Value of Financial Assets and Liabilities recognized at Amortized Cost

The following table shows a summary of financial assets and liabilities accounted at amortized cost and valued at fair value as of December 31, 2018 and 2017, only for disclosure purposes.

	December 31, 2018				December 31, 2017
	Carrying		Fair Value		Carrying		Fair Value
	Amount		Estimate		Amount		Estimate
Assets
Investments in debt securities at amortized cost (2017 - held-to-maturity) (1)	Ps.	2,972,616	Ps.	2,984,973	Ps.	2,899,039	Ps.	2,928,929
Credit portfolio at amortized cost (2)		168,685,654		176,228,181		160,754,295		166,303,676
Total financial assets	Ps.	171,658,270	Ps.	179,213,154	Ps.	163,653,334	Ps.	169,232,605

Liabilities
Customer deposits (3)	Ps.	164,359,451	Ps.	164,682,493	Ps.	154,885,224	Ps.	154,805,726
Financial obligations (4)		51,211,990		51,811,778		45,276,036		45,413,210
Total financial liabilities	Ps.	215,571,441	Ps.	216,494,271	Ps.	200,161,260	Ps.	200,218,936

(1)Financial assets held-to-maturity

Fair value of fixed income investments at amortized cost was determined using the dirty price given by the price supplier, securities in an active market and with a market price for the day of the valuation are classified as level 1; securities with no active market and/or with an estimated price (present value of the flows of a security, discounted with the reference rate and the corresponding margin) given by the supplier are classified as level 2.

(2)Credit portfolio at amortized cost

For credit portfolio at amortized cost, the fair value was determined using discounted cash flows models at the interest rates offered by banks for granting new loans, taking into account the credit risk and its maturity; the process of valuation is deemed as level 3.

Accounts receivable and payable are classified as short-term assets and liabilities; in consequence, their fair value is similar to their book value.

(3)Customer deposits

The fair value of demand deposits is equal to their carrying value. For fixed-term deposits with maturities of less than 180 days, their fair value is deemed equal to their carrying value. For fixed-term deposits with maturities of more than 180 days, their fair value was estimated using the carrying discounted cash flow models and the interest rates offered by banks in accordance with their maturity. This is considered as a level 2 valuation.

(4)Financial obligations

For financial liabilities and other short-term liabilities, the carrying value was considered to be similar to its fair value. The fair value of long-term financial liabilities was determined using the discounted cash flow model at interest rates free of risk adjusted by risk premiums of each entity. The fair value of outstanding bonds is determined according to quoted prices or estimated prices supplied by the price vendor. It is considered that this is a level 2 valuation.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

 NOTE 6 – CLASSIFICATION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

See accounting policies in Notes 2(2.6).

The following table provides a reconciliation of gross amount between line items in the statement of financial position and categories of financial instruments.

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		carrying
December 31, 2018	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	28,401,283	Ps.	28,401,283
Trading assets	8		7,204,312		—		—		—		7,204,312
Debt securities			3,762,978		—		—		—		3,762,978
Equity securities			2,672,648		—		—		—		2,672,648
Derivative assets			768,686		—		—		—		768,686
Investment securities	9		31,256		18,935,757		1,090,601		2,972,616		23,030,230
Measured at fair value			31,256		18,935,757		1,090,601		—		20,057,614
Measured at amortized cost			—		—		—		2,972,616		2,972,616
Loans	11		—		—		—		176,881,841		176,881,841
Other accounts receivable	12		2,488,414		—		—		7,069,120		9,557,534
Measured at fair value			2,488,414		—		—		—		2,488,414
Measured at amortized cost			—		—		—		7,069,120		7,069,120
Hedging derivative assets	10		30,138		—		—		—		30,138
Total financial assets		Ps.	9,754,120	Ps.	18,935,757	Ps.	1,090,601	Ps.	215,324,860	Ps.	245,105,338

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		carrying
December 31, 2018	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	811,305	Ps.	—	Ps.	—	Ps.	—	Ps.	811,305
Hedging derivative liabilities	10		195,539		—		—		—		195,539
Customer deposits	20		—		—		—		164,359,451		164,359,451
Financial obligations	21		—		—		—		51,211,990		51,211,990
Total financial liabilities		Ps.	1,006,844	Ps.	—	Ps.	—	Ps.	215,571,441	Ps.	216,578,285

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

			Designated								Other		Total
			at		Held-to-		Loans and		Available-		amortized		carrying
December 31, 2017 (1)	Trading		FVTPL		maturity		receivables		for-sale		cost		amount
Cash and cash equivalents	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	22,336,838	Ps.	22,336,838
Trading assets		5,128,088		—		—		—		—		—		5,128,088
Debt securities		2,650,536		—		—		—		—		—		2,650,536
Equity securities		2,149,160		—		—		—		—		—		2,149,160
Derivative assets		328,392		—		—		—		—		—		328,392
Investment securities		—		—		2,899,039		—		18,614,160		—		21,513,199
Debt securities		—		—		2,899,039		—		17,790,127		—		20,689,166
Investment equity securities		—		—		—		—		824,033		—		824,033
Loans and receivables		—		—		—		166,372,776		—		—		166,372,776
Other accounts receivable		—		2,282,611		—		—		—		4,466,134		6,748,745
Hedging derivative assets		—		55,261		—				—		—		55,261
Total financial assets	Ps.	5,128,088	Ps.	2,337,872	Ps.	2,899,039	Ps.	166,372,776	Ps.	18,614,160	Ps.	26,802,972	Ps.	222,154,907

			Designated								Other		Total
			at		Held-to-		Loans and		Available-		amortized		carrying
December 31, 2017 (1)	Trading		FVTPL		maturity		receivables		for-sale		cost		amount
Derivative liabilities held for trading	Ps.	298,665	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	298,665
Hedging derivative liabilities		—		13,464		—		—		—		—		13,464
Customer deposits		—		—		—		—		—		154,885,224		154,885,224
Financial obligations		—		—		—		—		—		45,276,036		45,276,036
Total financial liabilities	Ps.	298,665	Ps.	13,464	Ps.	—	Ps.	—	Ps.	—	Ps.	200,161,260	Ps.	200,473,389

(1)	Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.5) (B).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 7 – CASH AND CASH EQUIVALENTS

Balances of cash and cash equivalents comprise the following as of December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
In Colombian Pesos
Cash	Ps.	4,489,637	Ps.	4,100,166
Deposits in the Colombian central bank		3,794,412		3,820,539
Demand deposits in banks and other financial entities		559,181		312,661
Clearing houses		3,428		1,733
Investments in debt securities maturing in under three months		2,449		28,603
Restricted cash (1)		254,280		366,584
	Ps.	9,103,387	Ps.	8,630,286
In foreign currency
Cash		1,955,745		1,704,861
Demand deposits in banks and other financial entities		17,342,151		11,999,859
Restricted cash (2)		—		1,832
	Ps.	19,297,896	Ps.	13,706,552
Total cash and cash equivalents	Ps.	28,401,283	Ps.	22,336,838

(1)	Grupo Aval has restricted cash related to the collection of tolls in concessions and in banking reserves.
(2)	Grupo Aval has restricted cash related to deposits in guarantee for Banco Corficolombiana Panamá S.A and Gas Comprimido del Perú S.A.

Grupo Aval´s banking subsidiaries had cash reserves to comply with the mandatory amount for time deposits, checking account and savings accounts for Ps.8,291,372 and Ps. 7,679,587 at December 31, 2018 and 2017, respectively.

NOTE 8 – TRADING ASSETS AND LIABILITIES

Balances of trading asset and liabilities comprise the following as of December 31, 2018 and 2017:

	Note	December 31, 2018		December 31, 2017 (1)
Trading assets
Debt securities	8.1	Ps.	3,762,978	Ps.	2,650,536
Equity securities	8.2		2,672,648		2,149,160
Derivative assets	8.3		768,686		328,392
		Ps.	7,204,312	Ps.	5,128,088

Trading liabilities
Derivative liabilities	8.3		811,305		298,665
		Ps.	811,305	Ps.	298,665
Total trading assets and liabilities net		Ps.	6,393,007	Ps.	4,829,423

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5(B)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

8.1         Trading investments in debt securities (2017 Debt and Equity Securities Held-For-Trading (1))

The following is the balance at December 31, 2018 and 2017 (1).

	December 31,		December 31,
	2018		2017
Securities issued or secured by Colombian Government	Ps.	2,270,642	Ps.	1,231,219
Securities issued or secured by other Colombian Government entities		128,546		70,064
Securities issued or secured by foreign Governments		98,155		92,931
Securities issued or secured by central banks		12,914		34,095
Securities issued or secured by other financial entities		1,218,751		1,137,525
Securities issued or secured by non-financial sector entities		29,122		17,869
Other		4,848		66,833
Total trading debt securities	Ps.	3,762,978	Ps.	2,650,536

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5 (B)

8.2          Trading investments in equity securities (2017 - Debt and Equity Securities Held-For-Trading (1))

The following is the balance at December 31, 2018 and 2017 (1).

	December 31,		December 31,
	2018		2017
In Colombian Pesos
Corporate stock	Ps.	3,060	Ps.	4,188
Investment funds (2)		1,162,260		802,941
Pension and severance funds (3)		1,451,692		1,279,009
	Ps.	2,617,012	Ps.	2,086,138

In foreign currency
Corporate stock		32,733		49,812
Investment funds		22,903		13,210
	Ps.	55,636	Ps.	63,022
Total equity securities	Ps.	2,672,648	Ps.	2,149,160

(1)	Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5) (B).
(2)	Grupo Aval has restricted Investment Funds related to Concesionaria Nueva Vía al Mar Ps. 46,276 y Concesionaria Vial del Pacífico Ps. 18,218
(3)	Pursuant to Colombian rules the subsidiary Porvenir S. A. is required to directly invest 1% of the total assets of these funds in mandatory severance and pension funds managed by Porvenir.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

8.3          Trading derivatives assets and liabilities

Trading derivative assets and liabilities financial instruments comprise the following as of December 31, 2018 and 2017:

	December 31, 2018				December 31, 2017
Item	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	599,987	Ps.	22,175	Ps.	60,799	Ps.	120,083
Foreign currency to sell		17,811		566,846		163,156		24,489
Debt securities to buy		50		—		357		171
Debt securities to sell		22		2,730		374		936
Subtotal	Ps.	617,870	Ps.	591,751	Ps.	224,686	Ps.	145,679
Swap
Cross currency		48,546		148,378		33,104		79,263
Interest rate		43,181		32,380		52,970		40,693
Subtotal	Ps.	91,727	Ps.	180,758	Ps.	86,074	Ps.	119,956
Futures contracts
Debt securities to buy		—		32		—		—
Subtotal	Ps.	—	Ps.	32	Ps.	—	Ps.	—
Options contracts
Foreign currency to buy		59,089		—		—		33,030
Foreign currency to sell		—		38,764		—		—
Debt securities to buy		—		—		17,632		—
Subtotal		59,089		38,764		17,632		33,030
Total derivative assets and liabilities	Ps.	768,686	Ps.	811,305	Ps.	328,392	Ps.	298,665
Net derivatives trading				(42,619)		29,727

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

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

8.4          Trading assets in debt securities pledged as collateral

The following is a list of held-for-trading financial assets that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

	December 31,		December 31,
	2018		2017
Pledged as collateral in money market operations
Securities issued or secured by central banks	Ps.	11,533	Ps.	5,217
Securities issued or secured by foreign Governments		51,055		54,644
Securities issued or secured by Colombian Government		1,027,436		744,332
Securities issued or secured by other financial entities		15,567		9,590
	Ps.	1,105,591	Ps.	813,783
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	34,191	Ps.	29,292
		34,191		29,292
	Ps.	1,139,782	Ps.	843,075

(*)    Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

NOTE 9 – INVESTMENT SECURITIES

Balances of investment securities comprise the following as of December 31, 2018 and 2017:

	Note	December 31, 2018
Investments in debt securities mandatorily at FVTPL	9.1	Ps.	31,256
Investments in debt securities at FVOCI	9.2		18,935,757
Investments in debt securities at amortized cost	9.3		2,972,616
Investments in equity securities at FVOCI	9.4		1,090,601
		Ps.	23,030,230

Loss impairment
Investments in debt securities at amortized cost	4.1.5		(71)
		Ps.	(71)
Total investment securities net		Ps.	23,030,159

		December 31, 2017 (1)
Investments in debt securities available for sale	9.2	Ps.	17,790,127
Investments in debt securities held to maturity	9.3		2,899,039
Investments in equity securities available for sale	9.4		824,033
Total investment securities net		Ps.	21,513,199

(1)Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5) (B).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

9.1          Investments in debt securities at FVTPL

The following table includes investments on asset-backed securities mandatorily at FVTPL because the contractual cash flows of these securities are not SPPI on the principal outstanding.

	December 31, 2018		December 31, 2017 (1)

Others		31,256		—
Total investments in debt securities madatorily at FVTPL	Ps.	31,256	Ps.	—

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5 (B).

9.2          Investments in debt securities at FVOCI

December 31, 2018

Debt securities	Cost		Unrealized Gain		Unrealized Losses		Fair Value
Securities issued or secured by Colombian Government	Ps.	10,517,512	Ps.	65,724	Ps.	(57,462)	Ps.	10,525,774
Securities issued or secured by other Colombian Government entities		496,936		3,581		(2,882)		497,635
Securities issued or secured by foreign Governments		3,042,595		9,209		(36,248)		3,015,556
Securities issued or secured by central banks		1,133,337		1,058		(2,655)		1,131,740
Securities issued or secured by other financial entities		3,352,299		3,191		(47,010)		3,308,480
Securities issued or secured by non-financial sector entities		278,838		156		(69,054)		209,940
Others		251,878		121		(5,367)		246,632
Total debt securities at FVOCI	Ps.	19,073,395	Ps.	83,040	Ps.	(220,678)	Ps.	18,935,757

December 31, 2017 - Available-for-sale securities (1)

Debt securities	Cost		Unrealized Gain		Unrealized Losses		Fair Value
Securities issued or secured by Colombian Government	Ps.	9,442,457	Ps.	77,571	Ps.	(35,103)	Ps.	9,484,925
Securities issued or secured by other Colombian Government entities		656,294		13,251		(6,843)		662,702
Securities issued or secured by foreign Governments		2,113,106		8,655		(17,364)		2,104,397
Securities issued or secured by central banks		1,359,924		739		(3,789)		1,356,874
Securities issued or secured by other financial entities		3,621,311		11,853		(15,087)		3,618,077
Securities issued or secured by non-financial sector entities		347,285		21,725		(44,541)		324,469
Others		237,486		2,826		(1,629)		238,683
Total debt securities available-for-sale	Ps.	17,777,863	Ps.	136,620	Ps.	(124,356)	Ps.	17,790,127

(1)	Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following table shows amounts reclassified to profit or loss form OCI gross of taxes, related to investment debt securities FVOCI (2017 and 2016 available-for-sale):

	December 31, 2018		December 31, 2017		December 31, 2016
Redemptions or sales		43,574		73,953		25,911
ECL allowance (2017 and 2016: Impairment loss allowance)		31,809		—		(70,146)
Total reclassified to profit or loss	Ps.	75,383	Ps.	73,953	Ps.	(44,235)

9.3          Investments in debt securities at amortized cost (2017 - Held to maturity)

Debt securities	December 31, 2018		December 31, 2017
Securities issued or secured by Colombian Government	Ps.	—	Ps.	424
Securities issued or secured by other Colombian Government entities		2,931,172		2,839,286
Securities issued or secured by foreign Governments		32,321		26,864
Securities issued or secured by other financial entities		9,123		32,465
Total debt securities at amortized cost (2017 held-to-maturity)	Ps.	2,972,616	Ps.	2,899,039

As of December 31, 2018, and 2017 there are no investments in debt securities at amortized cost (2017 - held-to-maturity securities) pledged as collateral for financial liabilities.

The following is a summary of investments in debt securities at amortized cost by maturity dates:

	December 31, 2018		December 31, 2017

Up to 1 month	Ps.	671,047	Ps.	722,026
More than 1 month and no more than 3 months		12,787		38,071
More than 3 months and no more than 1 year		2,287,755		2,133,344
More than 1 year and no more than 5 years		1,027		5,598
	Ps.	2,972,616	Ps.	2,899,039

9.4          Investments in equity securities at fair value through OCI

The following is the balance at December 31, 2018 and 2017.

December 31, 2018

	Cost		Unrealized Gain		Unrealized Losses (*)		Fair Value
In Colombian Pesos
Corporate stock	Ps.	593,611	Ps.	476,023	Ps.	(3,314)	Ps.	1,066,320
In foreign currency
Corporate stock		12,717		11,571		(7)		24,281
Total equity securities	Ps.	606,328	Ps.	487,594	Ps.	(3,321)	Ps.	1,090,601

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2017

	Cost		Unrealized Gain		Unrealized Losses (*)		Fair Value

In Colombian Pesos
Corporate Stock	Ps.	276,452	Ps.	541,520	Ps.	(75)	Ps.	817,897
In foreign currency
Corporate Stock		452		5,684		—		6,136
Total equity securities	Ps.	276,904	Ps.	547,204	Ps.	(75)	Ps.	824,033

The details of equity instruments through OCI as of December 31, 2018 and 2017 are as follows.

Entity (*)	December 31, 2018		December 31, 2017
Empresa de Energia de Bogota S.A. E.S.P.	Ps.	841,279	Ps.	659,208
Gas Natural S.A. ESP		43,460		49,998
Mineros S.A.		45,706		56,546
Bolsa de Valores de Colombia S.A.		48,351		52,064
Sociedades Portuarias (1)		28,897		—
Master Card		7,526		5,634
Others (1)		75,382		583
Total	Ps.	1,090,601	Ps.	824,033

(*)    These investments in equity securities have been designated as FVOCI taking into account that they represent strategic investments for Grupo Aval and therefore, they are not expected to be sold in a foreseeable future.

(1)    Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5 (B)

For the years ended December 31, 2018, 2017 and 2016, dividends from these equity investments in the amount of Ps. 71,487, Ps. 50,439 and Ps. 28,027 respectively, were recognized in profit or loss in other income line (see note 30).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

9.5          Investment assets in debt securities through OCI pledged as collateral

The following is a list of debt securities at FVOCI assets that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

	December 31,		December 31,
	2018		2017
Pledged as collateral in money market operations
Securities issued or secured by foreign Governments	Ps.	202,300	Ps.	148,816
Securities issued or secured by Colombian Government		3,195,548		2,215,568
Securities issued or secured by non-financial sector entities		—		—
Securities issued or secured by other Colombian Government entities		63,605		133,701
Securities issued or secured by other financial entities		57,182		38,536
Others		39,602		50,273
	Ps.	3,558,237	Ps.	2,586,894
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government		1,087		77,736
	Ps.	1,087	Ps.	77,736
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government		471,579		291,878
	Ps.	471,579	Ps.	291,878
Other collaterals
Securities issued or secured by central banks		167,634		158,951
	Ps.	167,634	Ps.	158,951
	Ps.	4,198,537	Ps.	3,115,459

(*)    Cámara de Riesgo Central de Contraparte – CRCC, Banco de la República – BR and Bolsa de Valores de Colombia – BVC

NOTE 10 – HEDGE ACCOUNTING

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

To cover this risk, Grupo Aval hedges its exposure through foreign currency financial liabilities expressed in U.S. dollars and forward contracts for the sale of U.S. dollars.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Changes in the fluctuation of the Colombian peso against the U.S. dollar are as follows:

Date	Value of USD 1	Variation in pesos
December 31, 2016	3,000.71	(148.76)
December 31, 2017	2,984.00	(16.71)
December 31, 2018	3,249.75	265.75

According to information described above, the following table shows movements of OCI gross of taxes, related to hedges of net investment in foreign operations:

			Exchange		Exchange
	Translation		difference of		difference
	adjustment of		financial		in forward		Net OCI
Detail of investment	the investments		liabilities		contracts		account
Leasing Bogotá Panamá	Ps.	1,064,099	Ps.	(549,336)	Ps.	(514,343)	Ps.	420
Other subsidiaries and branches Banco de Bogotá		33,088		—		(32,967)		121
Occidental Bank Barbados		5,866		(5,866)		—		—
Banco de Occidente Panamá		5,598		(5,598)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.		7,865		(7,865)		—		—
Gases del Pacífico S.A.C.		1,492		(1,492)		—		—
Gas Natural de Lima y Callao S.A.C. – Calidda		6,724		(6,724)		—		—
Total	Ps.	1,124,732	Ps.	(576,881)	Ps.	(547,310)	Ps.	541

According to information described above, the following table contains details of hedging operations carried out to cover foreign denominated equity investments. The analysis is presented gross of taxes:

December 31, 2018

	Thousands of USD				Ps. millions
		Amount of
		hedge by		Cumulative
		financial	Amount of	translation		Exchange		Exchange
		liabilities in	hedge by	adjustment		difference of		difference in
	Investment	foreign	forward	of the investments		financial		forward		Net OCI
Detail of investment	amount	currency	contracts	(1)		liabilities (1)		contracts		account
Leasing Bogotá Panamá	3,964,051	(2,067,100)	(1,896,348)	Ps.	4,129,381	Ps.	(1,595,205)	Ps.	(2,669,831)	Ps.	(135,655)
Other subsidiaries and branches Banco de Bogotá (2)	126,380	—	(121,116)		125,978		—		(123,398)		2,580
Occidental Bank Barbados	23,971	(23,971)	—		24,606		(24,606)		—		—
Banco de Occidente Panamá	23,439	(23,439)	—		35,577		(35,577)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P. (3)	31,214	(31,214)	—		10,072		(10,072)		—		—
Gases del Pacífico S.A.C. (3)	4,000	(4,000)	—		2,394		(2,394)		—		—
Gas Natural de Lima y Callao S.A.C. – Calidda (3)	31,649	(19,336)	—		7,996		(7,996)		—		—
Total	4,204,704	(2,169,060)	(2,017,464)	Ps.	4,336,004	Ps.	(1,675,850)	Ps.	(2,793,229)	Ps.	(133,075)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2017

	Thousands of USD				Ps. millions
		Amount of
		hedge by		Cumulative
		financial	Amount of	translation		Exchange		Exchange
		liabilities in	hedge by	adjustment		difference of		difference in
	Investment	foreign	forward	of the investments		financial		forward		Net OCI
Detail of investment	amount	currency	contracts	(1)		liabilities (1)		contracts		account
Leasing Bogotá Panamá	3,781,475	(2,067,100)	(1,703,009)	Ps.	3,065,281	Ps.	(1,045,872)	Ps.	(2,155,488)	Ps.	(136,079)
Other subsidiaries and branches Banco de Bogotá (2)	113,909	—	(112,049)		92,891		—		(90,431)		2,460
Occidental Bank Barbados	26,396	(26,396)	—		18,740		(18,740)		—		—
Banco de Occidente Panamá	25,044	(25,044)	—		29,979		(29,979)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P. (3)	25,000	(25,000)	—		2,207		(2,207)		—		—
Gases del Pacífico S.A.C. (3)	10,214	(10,214)	—		902		(902)		—		—
Gas Natural de Lima y Callao S.A.C. – Calidda (3)	15,895	(15,895)	—		1,272		(1,272)		—		—
Total	3,997,933	(2,169,649)	(1,815,058)	Ps.	3,211,272	Ps.	(1,098,972)	Ps.	(2,245,919)	Ps.	(133,619)

(1)	Includes exchange difference hedged
(2)	Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro and contributions of foreign branches in Miami, New York and Nassau.
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

Debt financial instruments that are not derivatives can be designated as hedging instruments of changes in foreign currency exchange rates. According to this rule Banco de Bogotá and Banco de Occidente designed debt in U.S. dollar as hedging instruments of their foreign subsidiaries as follows:

•	Bonds issued by Banco de Bogotá in the international market were designated as hedging instruments of its investment in Leasing Bogotá Panamá amounting US$2,067 million in 2018 and 2017.
•

Other financial liabilities in the amount of $102 million as December 31, 2018 (US$103 million as of December 31, 2017) were used to hedge part of the net foreign investment Banco de Occidente and Promigas have in foreign subsidiaries as part of a hedging strategy, by which when some obligations expire, new obligations will be designated to replace them.

•

Between December 21, 2015 and November 2, 2016, financial liabilities designated as hedging instruments described above included an intra-group liability amounting to US$ 500 million that Banco de Bogotá had as a hedging instrument of its investment in Leasing Bogotá Panamá. This operation was eliminated in the consolidation process of Grupo Aval and was excluded of the foreign investment hedge accounting. Starting May 1st and up to November 2nd, 2016 Grupo Aval designated financial assets in foreign debt securities amounting to US$ 500 million as cash flow hedge, the foreign exchange differences of this intra-group liability

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

were not eliminated in the consolidation process and recorded in Other Comprehensive Income in the amount of Ps.  73,708. This value would be realized in the future as income only when the investment in Leasing Bogotá Panamá is sold. On November 2nd, 2016 Banco de Bogotá cancelled the intragroup liability amounting to US$ 500 million which was replaced in the foreign investment hedge accounting with other obligations in foreign currency with third parties.

Hedging of Forecast Transactions

In the ordinary course of its operations Promigas S.A. and its subsidiaries receive income in U.S. Dollars derived from the transportation of gas in their gas pipelines. Promigas and its subsidiaries hedge the exchange risk arising in future transactions of highly probable gas transportation income, entered into forward contracts for the sale of U.S. dollars with financial entities different from the ones consolidated into Grupo Aval. During the years ended December 31, 2018, 2017 and 2016, an exchange difference recognized under “Other Comprehensive Income” as a result of cash flow hedge accounting of income from these highly probable transactions, was reclassified to profit or loss in the amounts of Ps. (276), Ps. (26,846) and Ps. 5,037 respectively.

The following is the summary of Promigas and its subsidiaries open cash flow hedges:

	December 31, 2018	December 31, 2017
Income in U.S. dollars forecasted	120,265	41,614
Notional amount contracts forward U.S. dollars	120,265	41,614
% hedged	100%	100%
Fair value in Colombian pesos	(13,414)	4,303
# of contracts	1,470	468

The movement of the accumulated OCI account related to cash flow hedges in Colombian pesos during the years ended on December 31, 2018, 2017 and 2016 is as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
Balance at the beginning of the year	Ps.	5,447	Ps.	7,419	Ps.	(11,757)
Changes in the fair value of the hedge forward contracts		(19,513)		24,874		14,139
Reclassified to profit or loss		(276)		(26,846)		5,037
Balance at the end of the year	Ps.	(14,343)	Ps.	5,447	Ps.	7,419

Testing of Hedge Effectiveness

Grupo Aval considers hedging as highly effective if at the beginning and in subsequent periods, the hedging is highly effective at offsetting changes in fair value or in cash flows attributable to the risk hedged during the period for which the hedging has been designated. The hedging is considered as such if the effectiveness of the hedging is in a range between 80% and 125%. Such effectiveness is assessed by Grupo Aval’s entities at least quarterly and at the end of each accounting period.

Grupo Aval has documented the hedging effectiveness of its foreign currency denominated investments in based on the portion of the net investment hedged at the beginning of the hedging relationship. Since the net balance of these investments fluctuates during the year, Grupo Aval evaluates the hedging relationship on a daily basis as well as the result of the testing of hedge effectiveness.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

Derivative Financial Instruments for hedging purposes comprise the following:

	December 31, 2018				December 31, 2017
Item	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	28,367	Ps.	1,128	Ps.	1	Ps.	5,455
Foreign currency to sale		1,771		194,411		55,260		8,009
Total hedge derivatives	Ps.	30,138	Ps.	195,539	Ps.	55,261	Ps.	13,464
Total hedge derivatives, net			Ps.	(165,401)	Ps.	41,797

NOTE 11 – LOANS

11.1          Loan Portfolio by Product

The distribution of the loan portfolio of Grupo Aval by product is shown as follows:

	December 31, 2018		December 31, 2017 (1)
General purpose loans	Ps.	65,923,472	Ps.	64,153,372
Personal loans		33,791,703		30,553,566
Mortgages		17,279,362		15,103,533
Credit Cards		15,550,920		13,846,823
Working capital loans		15,192,830		14,723,490
Commercial financial leases		9,858,952		9,892,402
Interbank & overnight funds		7,635,188		7,279,047
Automobile and vehicle loans		5,951,793		5,896,640
Loans funded by development banks		3,222,754		2,713,818
Housing leases		1,312,741		1,047,766
Overdrafts		481,946		525,867
Microcredit		425,697		409,688
Consumer financial leases		254,483		226,764
Gross balance of loan portfolio	Ps.	176,881,841	Ps.	166,372,776
Loss allowance loan portfolio (2)		(8,196,187)		(5,618,481)
Net balance of loan portfolio	Ps.	168,685,654	Ps.	160,754,295

(1)   Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5 (B).

(2)   See reconciliations from the opening to the closing balance of the loss allowance on note 4.1.5.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

11.2          Loan portfolio by maturity

The distribution of loan portfolio of Grupo Aval by contractual maturity period is as follows:

December 31, 2018

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial	Ps.	46,119,981	Ps.	18,810,647	Ps.	11,234,938	Ps.	16,384,459	Ps.	92,550,025
Consumer		15,798,783		10,507,521		10,794,506		18,099,771		55,200,581
Residential mortgage		287,133		504,727		676,978		15,810,524		17,279,362
Microcredit		226,651		182,245		13,345		3,456		425,697
Financial leasing (*)		2,344,468		2,826,293		2,801,147		3,454,268		11,426,176
Total gross loan portfolio	Ps.	64,777,016	Ps.	32,831,433	Ps.	25,520,914	Ps.	53,752,478	Ps.	176,881,841

December 31, 2017

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial	Ps.	44,888,149	Ps.	19,651,034	Ps.	11,088,553	Ps.	13,908,758	Ps.	89,536,494
Consumer		16,240,350		11,146,916		8,809,557		13,959,308		50,156,131
Residential mortgage		469,702		785,736		857,039		12,991,056		15,103,533
Microcredit		209,364		178,052		17,707		4,565		409,688
Financial leasing (*)		2,159,750		2,889,713		2,496,769		3,620,698		11,166,930
Total gross loan portfolio	Ps.	63,967,315	Ps.	34,651,451	Ps.	23,269,625	Ps.	44,484,385	Ps.	166,372,776

(*)    See note 4.1.1

11.3          Interest income by portfolio

The interest income of the loan portfolio of Grupo Aval by portfolio is shown as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
Commercial	Ps.	7,559,392	Ps.	8,420,789	Ps.	8,100,635
Consumer		8,280,113		8,087,403		7,312,009
Residential mortgage		1,442,638		1,278,001		1,135,929
Microcredit		108,472		113,774		116,943
Total interest income by portfolio	Ps.	17,390,615	Ps.	17,899,967	Ps.	16,665,516

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

11.4          Financial Leasing portfolio

As of December 31, 2018, and 2017 the following table shows the reconciliation between gross investment in financial leasing and the present value of minimum payments to be received in these dates:

	December 31, 2018		December 31, 2017
Total gross rent payments receivable	Ps.	17,372,906	Ps.	16,445,998
Less amounts representing running costs (such as taxes, maintenance, insurances, etc.,)		(286)		(225)
Plus, estimated residual amount of assets given for rental (without guarantee)		36,166		21,673
Gross investment in contracts of financial leasing		17,408,786		16,467,446
Less unrealized financial income		(5,982,610)		(5,300,516)
Net investment in contracts of financial leasing		11,426,176		11,166,930
Impairment of net investment in financial leasing	Ps.	(471,007)	Ps.	(297,319)

The detailed information of gross investment and net investment in financial leasing contracts receivable as of December 31, 2018 and 2017 in each period is as follows:

	December 31, 2018
	Gross investment		Net investment
Up to 1 year	Ps.	2,296,714	Ps.	1,579,195
From 1 to 5 years		6,799,539		4,870,790
More than 5 years		8,312,533		4,976,191
Total	Ps.	17,408,786	Ps.	11,426,176

	December 31, 2017
	Gross investment		Net investment
Up to 1 year	Ps.	2,147,421	Ps.	1,614,889
From 1 to 5 years		6,428,242		4,986,723
More than 5 years		7,891,783		4,565,318
Total	Ps.	16,467,446	Ps.	11,166,930

The banks of Grupo Aval grant loans through the modality of financial leasing mainly for the financing of vehicles and computer equipment, generally with terms between 36 and 60 months with a purchase option, machinery and equipment with terms of 60 to 120 months with a purchase option at the end of the contract and for housing leasing with terms of 120 to 240 months transferring the asset at the end of the contract. All these leasing contracts are granted at current market interest rates at inception.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 12 – OTHER ACCOUNTS RECEIVABLE, NET

Balances of other accounts receivable net of impairment losses comprise the following as of December 31, 2018 and 2017:

		December 31,		December 31,
	Reference	2018		2017 (1)

Contract assets	12.1	Ps.	5,119,649	Ps.	3,068,629
Other accounts receivable	12.2		4,437,885		3,680,116
Total other accounts receivable			9,557,534		6,748,745
Impairment allowance	4.1.5		(256,891)		(226,862)
Total other accounts receivable, net		Ps.	9,300,643	Ps.	6,521,883

(1)	Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.

12.1          Contract assets

The following table provides information about assets from contracts with customers as of December 31, 2018 and 2017:

Contract assets	December 31, 2018		December 31, 2017 (1)

Financial assets in concession arrangements rights at fair value (2)	Ps.	2,488,414	Ps.	2,282,611
Financial assets in concession arrangements rights at amortized cost (2)		2,631,235		786,018
Gross balance of other accounts receivable	Ps.	5,119,649	Ps.	3,068,629
Impairment allowance (3)(4)		(966)		—
Total contract assets	Ps.	5,118,683	Ps.	3,068,629

(1)	Grupo Aval has initially adopted IFRS 15 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5 (A), information about 2017
(2)	See note 16 details about concession arrangements rights
(3)	Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5 (B)
(4)	See reconciliations from the opening to the closing balance of the loss allowance on note 4.1.5.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

12.2          Other accounts receivable

The detailed information of other accounts receivable measured at amortized cost as of December 31, 2018 and 2017 is as follows:

Other accounts receivable measured at amortized cost	December 31, 2018		December 31, 2017
Accounts receivable for goods and services sales in Non-financial sector companies	Ps.	962,364	Ps.	1,070,936
Debtors		406,079		224,340
Guarantee deposits in foreing currency transactions		377,751		142,168
Credit card compensations and network compensation		372,702		426,090
Payment in advance		370,144		228,765
Transfers in process		330,941		185,634
Dormant customer deposits ICETEX (1)(2)		279,219		256,806
Commissions		244,669		186,646
Fees, services and advances		241,147		224,418
Payment in advance to supplier's contract		151,313		117,858
Holding and parent establishment		136,551		114,513
Accounts receivable to payment offices		69,996		34,432
Transfers to the National Treasury (2)		61,046		58,042
Storage services		40,265		43,767
Quota shares retirement pensions		29,768		28,485
Promissory sellers		20,785		15,144
Claims to insurance companies		14,142		14,450
Deductible taxes		10,234		11,961
Payment in advance for industry and trade taxes		9,563		13,392
Dividends		1,086		3,561
Others (5)		308,120		278,708
Gross balance of other accounts receivable	Ps.	4,437,885	Ps.	3,680,116
Impairment allowance (3)(4)		(255,925)		(226,862)
Other accounts receivable, net	Ps.	4,181,960	Ps.	3,453,254

(1)

Pursuant to Colombian Law number 1777 of 2016, financial institutions in Colombia since August 1, 2016, must transfer the funds from clients’ in dormant customer deposits to a special fund as a loan to a Colombian Government entity denominated “ICETEX”, and classified as “Other accounts receivable” given it is permanently deemed refundable to any particular client. This Government Entity Fund is responsible for managing the monies funds with the commitment to return them at the time the bank customer account holder requests them. Dormant client’s customer deposits are accounts of savings or current accounts that exceed the 322 UVR (Real Value Units) equivalent to Ps. 260.665 pesos, on which no deposit, withdrawal, transfer or, in general, debit or credit movements have been made during an uninterrupted period of three years.

(2)	The expected dates of realization for these assets is more than twelve months
(3)	Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5 (B)
(4)	See reconciliations from the opening to the closing balance of the loss allowance on note 4.1.5.
(5)	The table below shows detail of the others

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Detail others	December 31, 2018		December 31, 2017
Receivable from forward contracts	Ps.	130,989	Ps.	99,473
Interest		52,948		36,646
Other taxes		21,321		43,373
Value added taxes		39,098		2,806
Deficiency in savings accounts		6,864		6,074
Joint ventures		5,172		6,879
ACH, PSE, CENIT fees		4,988		8,732
Transaction fees		4,731		—
Operative process		4,486		4,408
Credit card brands compensations		3,247		—
SIIF condonations		2,219		4,435
Others		32,057		65,882
Total	Ps.	308,120	Ps.	278,708

NOTE 13 – NON-CURRENT ASSETS HELD FOR SALE

The movement of the non-current assets held for sale during the years ended December 31, 2018, 2017 and 2016 is as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
Balance at the beginning of the year	Ps.	101,382	Ps.	259,527	Ps.	199,475
Additions		180,296		89,216		236,632
Assets sold		(52,164)		(78,784)		(130,784)
Changes in fair value		(25,136)		(37,818)		(34,572)
Reclassifications (1)		(20,038)		(134,795)		(5,631)
Exchange gains in foreign currency		2,374		4,036		(5,593)
Balance at year end	Ps.	186,714	Ps.	101,382	Ps.	259,527

(1)

Includes reclassifications to: I) Investment properties by Ps. (19,718), II) other assets by Ps. (299) and III) Investments by Ps. (21) at December 2018 and I) Investment properties by PS. (108,924); II) Investments by Ps. (23,368) and III) Other assets by Ps. (2,503) at December 2017.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following is the detail of the non-current assets held for sale:

	December 31, 2018		December 31, 2017
Foreclosed assets
Movable property	Ps.	19,733	Ps.	8,523
Residential real estate		33,622		31,666
Other real estate		88,569		37,061
	Ps.	141,924	Ps.	77,250
Assets received from leasing agreements
Machinery and equipment		14,989		15,640
Vehicles		984		1,623
Real estate		25,060		1,963
	Ps.	41,033	Ps.	19,226
Other non-current assets held for sale
Real estate		3,517		982
Other		240		3,924
		3,757		4,906
Total non-current assets held for sale	Ps.	186,714	Ps.	101,382

Following is the detail of the associated liabilities to assets held for sale:

	December 31, 2018		December 31, 2017
Commercial accounts payable	Ps.	15,876	Ps.	18,382
Total	Ps.	15,876	Ps.	18,382

Non-current assets held for sale are primarily assets received through foreclosure from assets pledged as loan collateral. Accordingly, Grupo Aval´s intention is to sell them immediately, and it has departments, processes and special sales programs for that purpose. Foreclosed assets are either sold for cash or financing for their sale is provided to potential buyers under normal market conditions. These are expected to be sold within a period of 12 months subsequent to their classification as assets held for sale. There are options contracts in place for some of these assets. Note 4.1 on credit risk contains information on assets received through foreclosure and sold during the period. During the years ended on December 31, 2018, 2017 and 2016, there were no changes in plans for the disposal of non-current assets held for sale.

NOTE 14 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The detail of the investments in associates and joint ventures is as follows:

	December 31, 2018		December 31, 2017
Associates	Ps.	975,032	Ps.	925,823
Joint ventures		7,711		117,191
Total	Ps.	982,743	Ps.	1,043,014

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following table shows the balances of each investment in associates and joint ventures as of December 31, 2018 and 2017, and Grupo Aval’s ownership interest percentage in those entities:

	December 31, 2018			December 31, 2017
	Ownership	Book		Ownership	Book
	interest	value		interest	value
Associates
A.C.H Colombia S.A.	34%	Ps.	14,010	34%	Ps.	12,357
Redeban Multicolor S.A.	20%		20,508	20%		19,529
Credibanco	25%		195,157	25%		196,071
Aerocali S.A.	50%		19,157	50%		17,633
Colombiana de Extrusión S.A. Extrucol	30%		11,327	30%		11,476
Concesionaria Tibitoc S.A.	33%		18,339	33%		20,165
Metrex S.A.	18%		2,054	18%		2,559
C.I. Acepalma S.A. (*)	11%		5,458	11%		5,625
Gases del Caribe S.A. E.S.P.	31%		269,185	31%		269,739
Gas Natural de Lima y Callao S.A. -Calidda S.A.	40%		410,984	40%		363,139
Energía Eficiente S.A.	39%		8,252	39%		6,927
Concentra Inteligencia en Energía S.A.S.	24%		601	24%		603

		Ps.	975,032		Ps.	925,823

	December 31, 2018			December 31, 2017
	Ownership	Book		Ownership		Book
	interest	value		interest		value
Joint ventures
Cfc Sk Eldorado Latam Advisory Company S.A.S. (1)	50%	Ps.	398	50%	Ps.	345
Cfc Sk El Dorado Latam Management Company Ltd (1)	50%		6,764	50%		4,568
Cfc Sk El Dorado Latam Capital Partner Ltd (1)	50%		549	50%		495
Concesionaria Ruta Del Sol S.A.S. (2) (**)	33%		—	33%		111,783
		Ps.	7,711		Ps.	117,191

(*)   Grupo Aval has significant influence over C.I. Acepalma S.A. due to its participation in the Board of Directors.

(**) On December 31, 2018 the investment in Concesionaria Ruta del Sol S.A.S. has been provisioned at 100% by Ps.111,783.

The main corporate purpose of Grupo Aval´s associates is described as follows:

	Associate	Corporate purpose
1	A.C.H. Colombia S.A.	Financial transactions
2	Redeban Multicolor S.A.	Payment processing
3	Aerocali S.A	Projects in airport infrastructure
4	Colombiana de Extrusión S.A. - Extrucol	Networks and infrastructure
5	Concesionaria Tibitoc S.A.	Infrastructure projects
6	Metrex S.A.	Manufacturing and commercialization of industrial equipment
7	C.I. Acepalma S.A.	Oil palm farming and subproducts
8	Gases del Caribe S.A. E.S.P.	Gas distribution
9	Gas Natural de Lima y Callao S.A. - Calidda	Gas distribution
10	Concentra Inteligencia en Energía S.A.S.	Gas distribution
11	Energía Eficiente S.A.	Gas distribution
12	Credibanco S.A.	Payment processing

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Below is the detail of the corporate purpose of significant joint ventures in concession agreements:

(1)

Different joint businesses executed by Grupo Aval’s subsidiaries with specific purposes wherein the joint business assumes no responsibilities for business results, not requiring significant equity resources from Grupo Aval. In June 2017 Cfc Sk El Dorado Latam Fund L.P. went from being a Joint venture to an investment in equity securities in the trading portfolio.

(2)

Estudios Proyectos del Sol S.A.S. ("Episol"), 100% owned subsidiary of Corficolombiana S.A. carried out an impairment analysis on its investment in Concesionaria Ruta del Sol S.A.S. (CRDS), a company in which it participates in 33% of its share capital, reflecting an adjustment in the amount of Ps.140,691 for 2017. The balance of this investment after the impairment expense amounts to Ps.111,783.

In November 2018, according to the analysis carried out internally and taking into account outlines set out in International Financial Reporting Standards, the deterioration of the remaining balance of the investment was recognized through a provision. To date 100% of the investment in the Concessionaire Ruta del Sol SAS has already been fully provisioned.

As of December 31, 2018, and 2017, Grupo Aval did not have contingent assets as income receivable that arose from any contractual difference with any concession, other than any tariff recognition. There were also no contingent liabilities for fines or sanctions imposed by the Government in the development of concession contracts for possible contractual breaches.

A roll-forward of investments in associates and joint ventures accounts is shown below for the years ended at December 31, 2018, 2017 and 2016:

Associates

	December 31,		December 31,		December 31,
	2018		2017		2016
Balance at the beginning of the year	Ps.	925,823	Ps.	865,410	Ps.	645,377
Change in accounting policy see note 2.5 B (IFRS 9)		(3,691)		—		—
Acquisitions		—		—		16
Gain in non-monetary transactions (*)		—		—		195,514
Participation in the profit or loss of the period		195,991		170,349		147,867
Participation in Other Comprehensive Income		22,400		1,135		(17,949)
Dividends received		(171,899)		(107,812)		(96,375)
Capitalization reductions		—		—		(4,746)
Allowance for Impairment		—		—		(4,027)
Reclassifications		—		—		—
Exchange difference		6,408		(3,259)		(267)
Year-end balance	Ps.	975,032	Ps.	925,823	Ps.	865,410

(*)    Since November 30, 2016, Grupo Aval has significant influence on Credibanco. On August 26, 2016 Credibanco’s General Shareholders Meeting agreed to transform the society from a non-profit organization to a Limited Liability Company, which is now accounted for as an associate.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Joint ventures

	December 31,			December 31,	December 31,
	2018			2017	2016
Balance at the beginning of the year	Ps.	117,191	Ps.	281,237	Ps.	282,222
Participation in the period profit or loss		1,724		1,615		(7,102)
Participation in Other Comprehensive Income		—		(7)		(2,112)
Dividends received		—		—		—
Capitalization		—		87		17,282
Allowance for impairment (*)		(111,783)		(140,691)		(5,892)
Transfers / reclassification		—		(12,405)		(3,569)
Exchange difference		579		—		408
Balance acquired in business combination		—		(12,645)		—
Year-end balance	Ps.	7,711	Ps.	117,191	Ps.	281,237

(*)   Impairment of the investment in the Concesionaria Ruta del Sol S.A.S. joint businesses (CRDS).

The condensed financial information of the associates and joint ventures is as follows:

Associates

December 31, 2018

	Assets		Liabilities		Equity		Income		Expenses		Net income
A.C.H. Colombia S.A.	Ps.	78,878	Ps.	37,437	Ps.	41,441	Ps.	83,612	Ps.	64,067	Ps.	19,545
Redeban Multicolor S.A.		213,133		111,626		101,507		214,360		201,980		12,380
Credibanco		263,521		93,951		169,570		240,489		219,166		21,323
Aerocali S.A.		104,506		66,191		38,315		214,805		205,171		9,634
Colombiana de Extrusión S.A. Extrucol		86,398		48,642		37,756		113,749		108,781		4,968
Concesionaria Tibitoc S.A.		57,420		2,403		55,017		20,468		15,964		4,504
Metrex S.A.		31,482		19,938		11,544		43,468		41,254		2,214
C.I. Acepalma		281,161		232,843		48,318		723,908		717,637		6,271
Gases del Caribe S.A.		2,585,669		1,608,107		977,562		1,938,431		1,646,970		291,461
Cálidda S.A.		2,943,477		1,916,017		1,027,460		2,007,368		1,804,907		202,461
Concentra Inteligencia en Energía S.A.S.		2,560		435		2,125		1,234		1,292		(58)
Energía Eficiente S.A.		57,226		36,188		21,038		112,914		109,488		3,426
	Ps.	6,705,431	Ps.	4,173,778	Ps.	2,531,653	Ps.	5,714,806	Ps.	5,136,667	Ps.	578,129

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

December 31, 2017

	Assets		Liabilities		Equity		Income		Expenses		Net income
A.C.H. Colombia S.A.	Ps.	56,670	Ps.	20,119	Ps.	36,551	Ps.	69,120	Ps.	54,746	Ps.	14,374
Redeban Multicolor S.A.		177,667		81,001		96,666		160,470		149,902		10,568
Credibanco		253,991		84,294		169,697		207,592		180,422		27,170
Aerocali S.A.		133,977		99,008		34,969		117,169		100,900		16,269
Colombiana de Extrusión S.A. Extrucol		68,059		29,807		38,252		65,870		62,201		3,669
Concesionaria Tibitoc S.A.		79,566		19,069		60,497		47,125		34,003		13,122
Metrex S.A.		38,933		24,726		14,207		47,763		43,003		4,760
C.I. Acepalma		290,406		240,547		49,859		798,782		789,925		8,857
Gases del Caribe S.A.		2,363,464		1,481,320		882,144		1,577,041		1,343,286		233,755
Cálidda S.A.		2,441,398		1,536,738		904,660		1,575,804		1,402,709		173,095
Concentra Inteligencia en Energía S.A.S.		2,331		231		2,100		1,634		1,491		143
Energía Eficiente S.A.		40,853		23,142		17,711		92,170		89,709		2,461
	Ps.	5,947,315	Ps.	3,640,002	Ps.	2,307,313	Ps.	4,760,540	Ps.	4,252,297	Ps.	508,243

Joint ventures

December 31, 2018

	Assets		Liabilities		Equity		Income		Expenses		Net income
CFC SK Eldorado Latam Advisory Company S.A.S.	Ps.	1,077	Ps.	281	Ps.	796	Ps.	1,939	Ps.	1,762	Ps.	177
Cfc Sk Eldorado Latam Management Company Ltd.		13,573		45		13,528		3,697		410		3,287
Cfc Sk Eldorado Latam Capital Partners, Ltd.		1,125		26		1,099		150		126		24
	Ps.	15,775	Ps.	352	Ps.	15,423	Ps.	5,786	Ps.	2,298	Ps	3,488

December 31, 2017

	Assets		Liabilities		Equity		Income		Expenses		Net income
CFC SK Eldorado Latam Advisory Company S.A.S.	Ps.	893	Ps.	204	Ps.	689	Ps.	2,037	Ps.	1,877	Ps.	159
Cfc Sk Eldorado Latam Management Company Ltd.		9,169		34		9,135		3,584		374		3,210
Cfc Sk Eldorado Latam Capital Partners, Ltd.		1,007		16		991		—		131		(131)
Concesionaria Vial del Pacífico (*)		424,888		424,379		509		113,113		115,567		(2,454)
Concesionaria Nueva Vía al Mar (*)		188,731		166,955		21,776		26,215		23,049		3,166
	Ps.	624,688	Ps.	591,588	Ps.	33,100	Ps.	144,949	Ps.	140,998	Ps	3,950

(*)     As of December 2017, the investment stopped being a Joint Venture and became a controlled investment. (See note 15, this acquisition is considered non-significant).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 15 – TANGIBLE ASSETS

The movement of the carrying value amounts of tangible assets for the years ended on December 31, 2018, 2017 and 2016 is as follows:

	For own		Given in		Investment		Biological assets
	use (2)		operating leases		properties (4)		at fair value		Total
Cost
Balance as of January 1, 2016	Ps.	7,969,593	Ps.	10,491	Ps.	538,246	Ps.	240,212	Ps.	8,758,542
Reclassification of bearer plants balance (1)		188,177		—		—		(188,177)		—
Effects of amendments in accounting policies of bearer plants		29		—		—		(18,108)		(18,079)
Purchases or capitalized expenses		814,194		362		71,268		21,432		907,256
Withdrawals / Sales		(367,987)		(3,806)		(61,786)		(20,670)		(454,249)
Changes in fair value		—		—		53,680		14,644		68,324
Transfers to/from non-current assets held for sale		(18,704)		—		11,319		—		(7,385)
Adjustments for exchange differences		(138,320)		—		—		—		(138,320)
Reclassifications		(58,046)		—		(2,539)		(1,331)		(61,916)
Balance as of December 31, 2016		8,388,936		7,047		610,188		48,002		9,054,173
Purchases or capitalized expenses		470,650		3,102		84,036		24,409		582,197
Withdrawals / Sales (5)		(374,606)		(2,467)		(28,431)		(19,775)		(425,279)
Changes in fair value		—		—		46,675		13,503		60,178
Transfers to/from non-current assets held for sale		587		—		101,469		—		102,056
Adjustments for exchange differences		(65,404)		—		—		—		(65,404)
Reclassifications		77,394		—		(30,143)		—		47,251
Balance as of December 31, 2017		8,497,557		7,682		783,794		66,139		9,355,172
Purchases or capitalized expenses (3)		547,668		1,641		61,300		20,900		631,509
Withdrawals / Sales (5)		(389,303)		(1,539)		(78,684)		(23,343)		(492,869)
Changes in fair value (6)		—		—		39,415		20,606		60,021
Transfers to/from non-current assets held for sale		1,335		—		19,719		—		21,054
Adjustments for exchange differences		120,766		—		—		—		120,766
Reclassifications		(37,538)		—		10,780		(96)		(26,854)
Balance as of December 31, 2018		8,740,485		7,784		836,324		84,206		9,668,799

Accumulated Depreciation:
Balance January 1, 2016		(2,236,346)		(7,064)		—		—		(2,243,410)
IAS 41 Adoption Effect – agriculture		(29)		—		—		—		(29)
Depreciation for the year charged to profit or loss		(454,620)		(1,232)		—		—		(455,852)
Withdrawals / Sales		126,782		3,413		—		—		130,195
Transfers to/from non-current assets held for sale		10,781		—		—		—		10,781
Adjustments for exchange differences		71,582		—		—		—		71,582
Reclassification		(5,338)		—		—		—		(5,338)
Balance December 31, 2016		(2,487,188)		(4,883)		—		—		(2,492,071)
Depreciation of the year charged against profit or loss		(463,133)		(759)		—		—		(463,892)
Withdrawals / Sales (5)		274,804		2,036		—		—		276,840
Adjustments for exchange differences		20,881		—		—		—		20,881
Reclassification		(35,531)		—		—		—		(35,531)
Balance December 31, 2017		(2,690,167)		(3,606)		—		—		(2,693,773)
Depreciation of the year charged against profit or loss		(477,260)		(1,346)		—		—		(478,606)
Withdrawals / Sales (5)		164,541		1,381		—		—		165,922
Adjustments for exchange differences		(63,058)		—		—		—		(63,058)
Reclassification		(4,897)		—		—		—		(4,897)
Balance December 31, 2018		(3,070,841)		(3,571)		—		—		(3,074,412)

Impairment losses:
Balance as of January 1, 2016		(1,017)		(67)		—		—		(1,084)
Year impairment charge		(1,482)		(21)		—		—		(1,503)
Balance as of December 31, 2016		(2,499)		(88)		—		—		(2,587)
Withdrawals / Year impairment charge		(4,894)		88		—		—		(4,806)
Balance as of December 31, 2017		(7,393)		—		—		—		(7,393)
Withdrawals / Year impairment charge		1,492		(3)		—		—		1,489
Balance as of December 31, 2018		(5,901)		(3)		—		—		(5,904)

Tangible Assets, net:
Balance as of December 31, 2017	Ps.	5,799,997	Ps.	4,076	Ps.	783,794	Ps.	66,139	Ps.	6,654,006
Balance as of December 31, 2018	Ps.	5,663,743	Ps.	4,210	Ps.	836,324	Ps.	84,206	Ps.	6,588,483

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

(1)	Recognition of bearer plants See note 2.19.
(2)	Only includes assets for own use different than assets given in operating lease (see note 15.2).
(3)	The total of purchases of for own use, includes Ps. 325 for capitalization of intangible.
(4)

The total of purchases of investment properties, includes Ps. 6,895 at December 31,  2018 and Ps. 8,219 at December 31,  2017, of assets received in total or partial settlement of the payment obligations of debtors.

(5)

The total of Withdrawals includes Ps. (114,099) in Own Use, Ps. 3,064 in investment properties and Ps. (4,225) in biological assets, from the liquidation of “Pizano and Banco Corficolombiana Panamá” at December 31, 2018 and Ps. (30,440) in Own Use of the liquidation of “Consorcio Consol” at December 31, 2017.

(6)	The total of changes in fair value of investment properties includes Ps. 9,888 by Withdrawals of the period.

15.1.          Properties, plant and equipment for own use

The following is the detail of the balance at December 31, 2018 and 2017, by type:

			Accumulated		Impairment		Carrying
	Cost		depreciation		loss		amount
December 31, 2018
Land	Ps.	1,011,018	Ps.	—	Ps.	(3,742)	Ps.	1,007,276
Buildings		2,652,100		(569,741)		—		2,082,359
Office equipment and accessories		1,013,974		(684,617)		(262)		329,095
Information technology equipment		1,725,795		(1,260,973)		—		464,822
Vehicles		134,417		(70,826)		(35)		63,556
Equipment and machinery		1,354,271		(222,139)		(1,862)		1,130,270
Silos		8,613		(5,739)		—		2,874
Warehouses		44,416		(26,679)		—		17,737
Advanced payments for the acquisition of plant property and equipment		1,284		—		—		1,284
Improvements in leaseholds properties		381,158		(220,939)		—		160,219
Construction in progress		185,264		—		—		185,264
Bearer plants		228,175		(9,188)		—		218,987
Balance as of December 31, 2018	Ps.	8,740,485	Ps.	(3,070,841)	Ps.	(5,901)	Ps.	5,663,743

			Accumulated		Impairment		Carrying
	Cost		depreciation		loss		amount
December 31, 2017
Land	Ps.	1,007,788	Ps.	—	Ps.	(3,741)	Ps.	1,004,047
Buildings		2,640,644		(485,924)		(116)		2,154,604
Office equipment and accessories		944,127		(613,400)		(226)		330,501
Information technology equipment		1,573,284		(1,121,179)		(11)		452,094
Vehicles		131,301		(62,304)		—		68,997
Equipment and machinery		1,362,242		(187,500)		(3,299)		1,171,443
Silos		8,613		(4,760)		—		3,853
Warehouses		43,592		(25,734)		—		17,858
Advanced payments for the acquisition of plant property and equipment		6,974		—		—		6,974
Improvements in leaseholds properties		348,431		(182,318)		—		166,113
Construction in progress		211,120		—		—		211,120
Bearer plants		219,441		(7,048)		—		212,393
Balance as of December 31, 2017	Ps.	8,497,557	Ps.	(2,690,167)	Ps.	(7,393)	Ps.	5,799,997

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

15.2          Properties, plant and equipment given in operating lease:

The following is movement of carrying value amounts of the balance to as of December 31, 2018 and 2017, by type:

			Accumulated		Impairment		Carrying
December 31, 2018	Cost		depreciation		loss		amount
Equipment, furniture and office equipment	Ps.	98	Ps.	(98)	Ps.	—	Ps.	—
Computing equipment		4,041		(1,641)		1		2,401
Vehicles		3,176		(1,648)		(4)		1,524
Mobilization equipment and machinery		469		(184)		—		285
Balance as of December 31, 2018	Ps.	7,784	Ps.	(3,571)	Ps.	(3)	Ps.	4,210

			Accumulated		Impairment		Carrying
December 31, 2017	Cost		depreciation		loss		amount
Equipment, furniture and office equipment	Ps.	203	Ps.	(203)	Ps.	—	Ps.	—
Computing equipment		3,363		(1,484)		—		1,879
Vehicles		3,627		(1,834)		—		1,793
Mobilization equipment and machinery		489		(85)		—		404
Balance as of December 31, 2017	Ps.	7,682	Ps.	(3,606)	Ps.	—	Ps.	4,076

Below is a summary of the minimum lease payments to be received in the next years based on assets given in operating lease to December 31, 2018 and 2017:

	December 31,		December 31,
	2018		2017
Less than a year	Ps.	2,313	Ps.	2,833
More than a year, less than 5		2,588		2,435
Total	Ps.	4,901	Ps.	5,268

15.3          Biological Assets

Following is the detail of the biological assets by type:

	December 31, 2018		December 31, 2017
African palm
In production (at fair value)	Ps.	29,783	Ps.	26,555
Rubber plantations
In production (at fair value)		41,533		24,158
Other at fair value (1)		12,890		15,426
Total	Ps.	84,206	Ps.	66,139

(1)  Includes short-term crops, livestock and fish farming.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

During the years ended on December 31, 2018, 2017 and 2016, Grupo Aval recorded in its statement of income the following and expenses income related to biological assets:

	December 31,		December 31,		December 31,
	2018		2017		2016
Sales of biological goods	Ps.	88,382	Ps.	43,788	Ps.	39,032
Changes in fair value of biological assets		20,606		13,503		14,644
Subtotal		108,988		57,291		53,676
Costs and expenses		(73,981)		(37,313)		(27,067)
Depreciation of bearer plants		(11,816)		(3,405)		(2,665)
General administration costs and sales		(5,390)		(7,278)		(4,379)
Financial costs		(5,599)		(4,136)		(2,285)
Subtotal		(96,786)		(52,132)		(36,396)
Total net income	Ps.	12,202	Ps.	5,159	Ps.	17,280

The following is the detail of the hectares sown by subordinates of Grupo Aval in the process of growth and in the production process as of December 31, 2018 and 2017:

	December 31,	December 31,
	2018	2017
Areas planted in hectares
In production process	8,534	7,731

The following is the detail of hectares for expected years of production:

	December 31,	December 31,
	2018	2017
Areas planted in hectares
Less than 1 year	1,639	1,168
Between 1 and 5 years	3,194	1,078
Between 5 and 10 years	1,966	2,074
More than 10 years	1,735	3,411
Total	8,534	7,731

15.4          Investment properties

The following table summarizes investment properties as of December 31, 2018 and 2017:

			Accumulated
			adjustments to fair
December 31, 2018	Cost		value		Carrying amount
Land	Ps.	371,087	Ps.	198,252	Ps.	569,339
Buildings		215,712		51,273		266,985
Balance as of December 31, 2018	Ps.	586,799	Ps.	249,525	Ps.	836,324

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

			Accumulated
			adjustments to fair
December 31, 2017	Cost		value		Carrying amount
Land	Ps.	365,675	Ps.	159,836	Ps.	525,511
Buildings		217,897		40,386		258,283
Balance as of December 31, 2017	Ps.	583,572	Ps.	200,222	Ps.	783,794

The following amounts have been recognized in the Consolidated Statement of Income during the years ended on December 31, 2018, 2017 and 2016 in relation to investments properties:

	December 31,		December 31,		December 31,
	2018		2017		2016
Income from rents	Ps.	10,370	Ps.	11,992	Ps.	5,183
Direct operating expenses deriving from property investments which create income from rent		(1,486)		(1,053)		(321)
Direct operating expenses deriving from property investments which do not create income from rent		(5,112)		(4,239)		(1,328)
	Ps.	3,772	Ps.	6,700	Ps.	3,534

NOTE 16 – CONCESSION ARRANGEMENTS RIGHTS

The following is the balance of the assets in concession agreements registered in the Group as of December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
Financial assets at fair value (3)	Ps.	2,488,414	Ps.	2,282,611
Financial asset at amortized cost net (1) (2) (3)		2,630,269		786,018
Intangible asset (2)		5,514,481		3,114,167
Total assets in concession contracts	Ps.	10,633,164	Ps.	6,182,796

(1)	At December 31, 2018, the balance of the financial asset at amortized cost includes an impairment expense of Ps. 966, see note 16.1.
(2)	Grupo Aval has initially adopted IFRS 15 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See notes 2.5.
(3)	See note 12, other accounts receivables.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

16.1          Financial Assets in Concession Arrangements

The following table shows the changes in financial assets in concession arrangements registered in Grupo Aval’s subsidiaries for the years ended at December 31, 2018 and 2017:

	Gas and Energy		Infrastructure		Total
Balance at December 31, 2015	Ps.	1,891,692	Ps.	42,864	Ps.	1,934,556
Additions or new concession arrangements		—		408,040		408,040
Collections during the year		—		(327,607)		(327,607)
Adjustment to fair value credited to income		180,982		—		180,982
Accrued interest		—		79,944		79,944
Balance at December 31, 2016	Ps.	2,072,674	Ps.	203,241	Ps.	2,275,915
Additions or new concession arrangements (1)		—		698,749		698,749
Collections during the year		—		(162,271)		(162,271)
Adjustment to fair value credited to income		209,937		—		209,937
Accrued interest		—		46,299		46,299
Balance at December 31, 2017	Ps.	2,282,611	Ps.	786,018	Ps.	3,068,629
Impact of the adoption of IFRS 15 (2)		—		463,622		463,622
Impact of the adoption of IFRS 9 (2) (3)		—		(568)		(568)
Balance at January 01, 2018	Ps.	2,282,611	Ps.	1,249,072	Ps.	3,531,683
Additions or new concession arrangements		—		1,361,261		1,361,261
Collections during the year		—		(22,803)		(22,803)
Adjustment to fair value credited to income		205,803		—		205,803
Accrued interest		—		43,137		43,137
Impairment expense		—		(398)		(398)
Balance at December 31, 2018	Ps.	2,488,414	Ps.	2,630,269	Ps.	5,118,683

(1)

Corporación Financiera Colombiana - Corficolombiana S.A., acquired an additional 40% of the Concesionaria Vial del Pacífico S.A.S. and an additional 40% of the Concesionaria Nueva Vía al Mar S.A.S., both domiciled in Colombia, increasing amortized cost in Ps. 396,467 (this acquisition is considered non-significant).

(2)	Grupo Aval has initially adopted IFRS 15 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5.
(3)	See note 12, other accounts receivables.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

16.2          Intangible Assets in Concession Arrangements

The following table shows a roll-forward of the main concession agreements in Grupo Aval’s subsidiaries under intangible assets during the years ended at December 31, 2018, 2017 and 2016:

	Gas and energy		Infrastructure		Total
Cost
At December 31, 2015	Ps.	1,884,476	Ps.	888,834	Ps.	2,773,310
Additions		421,202		190,977		612,179
Reclassification to PPE		68,587		4		68,591
Withdrawals / Sales		(4,334)		(17)		(4,351)
At December 31, 2016	Ps.	2,369,931	Ps.	1,079,798	Ps.	3,449,729
Additions		193,489		417,420		610,909
Reclassification to PPE		(14,408)		—		(14,408)
Withdrawals / Sales		(1,915)		(1,590)		(3,505)
Foreign exchange adjustment		(1,041)		—		(1,041)
At December 31, 2017	Ps.	2,546,056	Ps.	1,495,628	Ps.	4,041,684
Impact of the adoption of IFRS 15 (2)		—		619,949		619,949
Balance at January 01, 2018	Ps.	2,546,056	Ps.	2,115,577	Ps.	4,661,633
Additions		428,375		1,617,306		2,045,681
Reclassification to PPE		25,840		—		25,840
Withdrawals / Sales		(1,250)		(124)		(1,374)
Foreign exchange adjustment		33,993		—		33,993
At December 31, 2018	Ps.	3,033,014	Ps.	3,732,759	Ps.	6,765,773

Accumulated Amortization
At December 31, 2015	Ps.	(149,743)	Ps.	(232,865)	Ps.	(382,608)
Amortization of the year		(100,850)		(159,817)		(260,667)
Reclassification to PPE		(2,111)		(2)		(2,113)
Withdrawals / sales		973		—		973
At December 31, 2016	Ps.	(251,731)	Ps.	(392,684)	Ps.	(644,415)
Amortization of the year		(119,549)		(164,940)		(284,489)
Reclassification to PPE		841		—		841
Withdrawals / sales		630		—		630
Foreign exchange adjustment		(84)		—		(84)
At December 31, 2017	Ps.	(369,893)	Ps.	(557,624)	Ps.	(927,517)
Amortization of the year		(129,509)		(170,701)		(300,210)
Reclassification to PPE		(665)		—		(665)
Withdrawals / sales (1)		147		(21,230)		(21,083)
Foreign exchange adjustment		(1,817)		—		(1,817)
At December 31, 2018	Ps.	(501,737)	Ps.	(749,555)	Ps.	(1,251,292)

Total Intangible Assets
Balance at December 31, 2015	Ps.	1,734,733	Ps.	655,969	Ps.	2,390,702
Cost		485,455		190,964		676,419
Amortization		(101,988)		(159,819)		(261,807)
Balance at December 31, 2016	Ps.	2,118,200	Ps.	687,114	Ps.	2,805,314
Cost		176,125		415,830		591,955
Amortization		(118,162)		(164,940)		(283,102)
Balance at December 31, 2017	Ps.	2,176,163	Ps.	938,004	Ps.	3,114,167
Impact of the adoption of IFRS 15 (2)		—		619,949		619,949
Balance at January 01, 2018		2,176,163	Ps.	1,557,953	Ps.	3,734,116
Cost		486,958		1,617,182		2,104,140
Amortization		(131,844)		(191,931)		(323,775)
Balance at December 31, 2018	Ps.	2,531,277	Ps.	2,983,204	Ps.	5,514,481

(1)

In infrastructure, Proyectos de Infraestructura  PISA S.A. includes an amortization of Ps. 21,230 that was offset with a liability outstanding with Agencia Nacional de Infraestructura – (ANI), due to the liquidation of the capacity records with the ANI.

(2)	Grupo Aval has initially adopted IFRS 15 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following is a summary of the main concession contracts granted to Grupo Aval’s subsidiaries as of December 31, 2018

					Year of
Concession				Contract	construction	% progress	Concession
Owner	Business and country	Objective	Current stage	date	start	of construction	end date
Gas and Energy
Surtigas S.A. E.S.P.	Gas and Energy Colombia	Purchase, storage, packaging and distribution of gases derived from hydrocarbons.	Operation	03/1984 to 04/1994	1984	100%	2034 to 2045
Transmetano E.S.P. S.A.	Gas and Energy Colombia	Construction, operation and maintenance of gas transportation systems.	Operation and maintenance	08/1994	1996	100%	2044
Promigas S.A. E.S.P.	Gas and Energy Colombia	Purchase, sale, transportation, distribution, exploitation and exploration of natural gas, oil and hydrocarbons in general.	Operation	05/1976 to 11/1994	1976	100%	2026 to 2044
Promioriente S.A. E.S.P.	Gas and Energy Colombia	Construction, operation and maintenance of gas pipelines.	Operation and maintenance	09/1995	1995	100%	2045
Gases de Occidente S.A. E.S.P.	Gas and Energy Colombia	Transportation and distribution of liquefied petroleum gas and natural gas.	Operation	08/1998	1998	100%	2047
Compañía Energética de Occidente S.A. E.S.P.	Gas and Energy Colombia	Administrative, operational, technical and commercial management for the provision of electrical energy.	Construction and Operation	01/2010	2010	34%	2035
Gases del Pacífico S.A.C.	Gas and Energy Perú	Purchase, sale, production, commercialization of energy in any of its forms.	Construction and Operation	10/2013	2015	37%	2034
Sociedad Portuaria El Cayao S.A. E.S.P.	Gas and Energy Perú	Construction, maintenance and administration of ports.	Operation and maintenance	07/2015	2015	100%	2035
Infrastructure
Proyectos de Infraestructura S.A.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation and maintenance	12/1993	1994	100%	2033
Concesionaria Vial de los Andes S.A.S. - Coviandes	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation and maintenance	08/1994	1996	100%	2019 to 2023
Concesiones CCFC S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation and maintenance	06/1995	2001	100%	2024
Concesionaria Panamericana S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation and maintenance	12/1997	2009	100%	2035
Concesionaria Vial del Pacífico S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	09/2014	2018	14.03%	2040
Concesionaria Nueva Vía del Mar S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Preconstruction	01/2015	N/A	2.61%	2044
Concesionaria Vial Andina S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	06/2015	2016	38.37%	2050
Concesionaria Vial Del Oriente S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	07/2015	2018	12.83%	2038

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 17 – GOODWILL

The following is the roll-forward of the goodwill balance during the years ended December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
Balance at the beginning of the year	Ps.	6,901,056	Ps.	6,824,935
Additions / Purchases (1)		—		102,376
Foreign exchange adjustment (2)		417,538		(26,255)
Balance at the end of the year	Ps.	7,318,594	Ps.	6,901,056

(1)

In 2017 Corficolombiana acquired an additional 40 % of the Concesionaria Vial del Pacífico – Covipacífico S.A.S., located in Colombia. The business acquisition generated Goodwill of Ps. 102,376 (this acquisition is considered non-significant).

(2)	The foreign exchange adjustment is attributable to Leasing Bogotá Panamá.

The following is the detail of goodwill assigned by cash generating units (CGU) representing the lowest identifiable level within Grupo Aval and monitored by management. In addition the values of goodwill are not greater than the identified business’ segments:

Goodwill carrying amount
	December 31,		December 31,
CGU	2018		2017
Leasing Bogotá Panamá (2)	Ps.	5,105,901	Ps.	4,688,363
Banco de Bogotá S.A. over Megabanco (1)		465,905		465,905
Promigas S.A. and Subsidiaries		169,687		169,687
Concesionaria Panamericana S.A.S.		119,915		119,915
Concesionaria Covipacífico S.A.S.		102,376		102,376
Hoteles Estelar S.A.		6,661		6,661
Banco de Occidente S.A. over Banco Unión (1)		22,724		22,724
Banco Popular S.A.		358,401		358,401
Banco de Bogotá S.A.		301,222		301,222
Banco de Occidente S.A.		127,571		127,571
Sociedad Administradora de Pensiones y Cesantías Porvenir S.A.		538,231		538,231
	Ps.	7,318,594	Ps.	6,901,056

(1)     Goodwill recognized as a result of mergers into these entities.

(2)     The foreign exchange adjustment is attributable to Leasing Bogotá Panamá.

The recoverable amount of each cash generating unit was determined based on market values of banks, listed in stock exchanges and a recoverable amount is determined by a study for those not listed in stock exchanges. Such calculations used cash flow projections, covering periods from 5 to 20 years. Cash flows subsequent to these periods were extrapolated using estimated growth rates for such flows, not exceeding the average of the economic sector where the cash generating unit operates.

There are no impairment losses for the periods ended as of December 31, 2018 and 2017, given that the recoverable amounts of these cash-generating units exceed the book value.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Below is a detail of the most significant values that comprise Goodwill, representing more than 80% of the Goodwill balance detailed above:

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

With the acquisition of BAC COM, through LBP, BAC’s corporate structure now is controlled by Banco de Bogotá S.A., which is controlled, in turn, by Grupo Aval. Goodwill was generated and recognized as a result of that operation. Banco de Bogotá was authorized by the Superintendency of Finance to make this acquisition, through its subsidiary Leasing Bogotá Panamá, as indicated in Official Notice 2010073017‑ 048 dated December 3, 2010.

Afterwards, ninety-eight point ninety-two percent (98.92%) of the shares of Banco Bilbao Vizcaya Argentaria S.A. Panamá (BBVA Panamá, now BAC de Panamá) were acquired by Banco de Bogotá, through its subsidiary Leasing Bogotá Panamá, under authorization from the Superintendency of Finance, as per Official Notice 2013072962‑052 dated December 12, 2013.

Also, one hundred percent (100.00%) of the shares of Banco Reformador de Guatemala (Reformador) and of Transcom Bank Limited in Barbados (Transcom) were acquired, and both banks were stated as Grupo Financiero Reformador de Guatemala. The Superintendency of Finance authorized Banco de Bogotá to acquire these banks, through its subsidiaries Credomatic International Corporation and BAC Credomatic Inc., as per Official Notice 2013068082‑062 dated December 3, 2013.

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

The latest valuation update for the groups of cash generating units to which this goodwill was allocated was done by an external adviser and reviewed by Management in January 2019, based on the financial statements of BAC Credomatic at September 30, 2018. The conclusion was that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill was Ps. 18,531,491 exceeds the book value by Ps. 5,723,300.

The following table shows the averages of the main assumptions used in the reports on impairment of the cash-generating units with allocated goodwill, based on the impairment assessments done on the indicated dates. Although the valuation

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

exercise includes a 10 years projection, the following tables only show the first 5 years as, following the first year of projection, rates are generally stable with no significant variations.

December 31, 2018
	2019	2020	2021	2022	2023
Lending rate on the loan portfolio and investments	11.4%	11.4%	11.4%	11.3%	11.3%
Borrowing rate	2.9%	3.0%	3.0%	3.0%	3.0%
Growth in income from commissions	2.0%	7.7%	8.0%	7.8%	7.7%
Growth in expenses	5.3%	6.2%	5.8%	6.0%	6.3%
Discount rate after taxes	11.8%
Growth rate after ten years	3.0%

December 31, 2017
	2018	2019	2020	2021	2022
Lending rate on the loan portfolio and investments	11.0%	11.0%	11.0%	11.0%	11.1%
Borrowing rate	2.7%	2.8%	2.9%	3.0%	3.0%
Growth in income from commissions	6.5%	8.3%	8.2%	8.2%	8.3%
Growth in expenses	6.1%	6.2%	6.7%	6.7%	6.8%
Discount rate after taxes	11.3%
Growth rate after ten years	3.0%

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

•

Growth in income from commissions was projected in line with the growth in BAC Credomatic´s active portfolio, which allows for greater income through products and services like insurance, memberships. commissions on foreign currency exchange and also the implementation of new services among others. Competitive markets were also considered in the projected time horizon elapsed.

•

Although the functional or reporting currency of the business is that of each country in the region where BAC Credomatic Inc´s. subsidiaries operate, the future flows of funds have been converted into nominal U.S. dollars in each projected period, discounted at a nominal rate in U.S. dollars, net of income tax, estimated as "Ke". A discount rate in U.S. dollars is used, given that a consistent discount rate in the respective local currencies cannot be estimated because of the lack of necessary data.

•	The discount rate has been estimated in light of the risk profile of each of the markets where BAC Credomatic Inc. operates.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

•

To estimate the terminal value, the normalized flow of funds, adjusted according to expectations for its growth, was projected in perpetuity. This projection does not exceed the average long-term rate of growth for the economies in each of the countries where BAC operates. Consequently, an annual growth rate of 3.0% was estimated for the long term.

The discount rate after taxes used to discount the dividend flows reflects the specific risks relative to the CGU and the markets where BAC Credomatic operates, as mentioned earlier. Had the USD denominated estimated 11.8% discount rate been 1.0% higher; it would not have been necessary to reduce the book value of goodwill, since the value-in-use of the cash-generating units associated with goodwill would have been Ps. 16,068,408, still exceeding book value as of December 31, 2018 of Ps. 12,808,191.

B.          Cash-generating units inside Banco de Bogotá

Goodwill was generated in 2006 with the acquisition of 94.99% of the shares of Banco de Crédito y Desarrollo Social – MEGABANCO S.A. and later merged with Banco de Bogotá. This operation was authorized by the Office of the Superintendency of Finance in Resolution No. 917 dated June 2, 2006.

That goodwill was allocated to the groups of cash-generating units inside Banco de Bogotá involved in the following lines of business:

	Share (%)	Value
Commercial	32.7%	Ps.	152,539
Consumer	30.8%		143,287
Payroll installment loans	27.0%		125,934
Vehicles	6.7%		31,304
Microcredit	2.8%		12,841
Total	100.0%	Ps.	465,905

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an external adviser and reviewed by management. This valuation was conducted on January 2019 and is based on Banco de Bogotá´s financial statements at September 30, 2018.  It was concluded that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill was Ps. 9,865,076 exceeds the book value by Ps. 2,461,897.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2018
	2019	2020	2021	2022	2023
Lending rate on the loan portfolio and investments	9.4%	10.0%	10.1%	10.3%	10.5%
Borrowing rate	3.5%	3.8%	3.9%	4.2%	4.3%
Growth in income from commissions	9.9%	7.5%	8.0%	7.9%	8.3%
Growth in expenses	3.7%	3.9%	3.1%	3.5%	3.6%
Inflation	2.9%	3.1%	2.7%	3.5%	3.3%
Discount rate after taxes	14.0%
Growth rate after five years	3.1%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

A 5‑year projection was made to estimate goodwill, based on macroeconomic assumptions and those related to the businesses listed in the foregoing tables.

The following is a description of that process.

•	The lending rates on loans and investments were projected based on the Company expected rates and lending rates from independent specialists (The Economist Intelligence Unit "EIU")
•	The borrowing rates were projected based on the Company expected rates and the money market interest rate from EIU.
•	Estimated growth in commissions is based on its historical percentage over the gross loan portfolio.
•	Estimated growth in expenses is based on the inflation’s growth and/or its historical percentage over revenues.
•	The inflation rate used in the projections is based on reports from outside sources, such as The Economist Intelligence Unit, and Corficolombiana.
•	The growth rate used for the terminal value was 3.1%, which is the average projected inflation provided by the independent specialists and reviewed by management.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the 14.0% estimated discount rate had been 1.0% higher than the rate estimated in the models, the book value of goodwill would not have to be reduced, since the fair value of the groups of cash-generating units associated with goodwill would have been Ps. 9,044,053, which is above the book value of Ps. 7,403,179 as of December 31, 2018.

C.          Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

After the acquisition, Porvenir absorbed AFP Horizonte Pensiones y Cesantías S.A and the goodwill in question was allocated to the groups of cash-generating units that together made up Porvenir later that same year.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser and reviewed by management. This valuation was conducted on January 2019 and is based on financial statements of Porvenir at September 30, 2018. The conclusion was that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill was Ps. 4,056,799, exceeding the book value by Ps. 867,904.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The following are the main assumptions used in the impairment test reports taken as the basis for impairment testing on the dates listed, although the valuation exercise includes a 20 years projection, the following tables only show the first 5 years as reates, following the first year of projection, are generally stable with no significant variations.

December 31, 2018
	2019	2020	2021	2022	2023
Interest rate on investments	4.6%	5.7%	5.7%	6.5%	6.3%
Borrowing rate	6.3%	6.3%	6.3%	6.3%	6.3%
Growth in income from commissions	1.0%	9.4%	7.5%	7.8%	6.8%
Growth in expenses	4.3%	4.6%	5.6%	6.6%	0.5%
Inflation	2.9%	3.1%	2.7%	3.5%	3.3%
Discount interest rate after taxes	13.0%
Growth rate after twenty years	3.1%

December 31, 2017
	2018	2019	2020	2021	2022
Interest rate on investments	5.8%	5.9%	5.7%	5.8%	6.2%
Borrowing rate	6.3%	6.3%	6.3%	6.3%	6.3%
Growth in income from commissions	14.2%	8.0%	7.7%	7.6%	7.5%
Growth in expenses	11.2%	6.7%	6.1%	6.1%	6.4%
Inflation	3.3%	3.4%	3.2%	3.3%	3.6%
Discount interest rate after taxes	13.0%
Growth rate after twenty years	3.5%

A 20‑year projection was made to estimate goodwill based on macroeconomic assumptions and those related to the business of Porvenir, as indicated in the foregoing tables. The following is a description of that process.

•	Investments and borrowing rates were projected using historical data and data provided by the Company on the business.
•	The estimated increases in commissions and expenses are based on business growth and other transactions estimated by the Company.
•	The inflation rate used in the projections is based on reports from outside sources, such as The Economist Intelligence Unit, and Corficolombiana.
•	The growth rate used for the terminal value was 3.1%, which is the average projected inflation provided by the independent specialists.

The discount interest rate after taxes that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate of 13.0% had been 1.0% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the fair value of the groups of cash-generating units associated with goodwill would be Ps. 3,661,147 and exceeds their book value of Ps. 3,188,895 as of December 31, 2018.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 18 – OTHER INTANGIBLE ASSETS

Below is the detail of the balances of other intangible assets as of December 31, 2018 and 2017:

December 31, 2018

			Accumulated		Net book
Description	Cost		amortization		value

Software and information technology applications purchased	Ps.	1,035,643	Ps.	(375,363)	Ps.	660,280
Internally generated		927,246		(305,253)		621,993
Non-internally generated		108,397		(70,110)		38,287

Licenses	Ps.	529,074	Ps.	(208,419)	Ps.	320,655
Internally generated		117,330		(31,983)		85,347
Non-internally generated		411,744		(176,436)		235,308

Other intangibles assets	Ps.	69,432	Ps.	(16,483)	Ps.	52,949

Total	Ps.	1,634,149	Ps.	(600,265)	Ps.	1,033,884

December 31, 2017

			Accumulated		Net book
Description	Cost		amortization		value

Software and information technology applications purchased	Ps.	845,402	Ps.	(292,959)	Ps.	552,443
Internally generated		681,167		(236,972)		444,195
Non-internally generated		164,235		(55,987)		108,248

Licenses	Ps.	391,726	Ps.	(137,998)	Ps.	253,728
Internally generated		86,249		(19,130)		67,119
Non-internally generated		305,477		(118,868)		186,609

Other intangibles assets	Ps.	52,125	Ps.	(9,615)	Ps.	42,510

Total	Ps.	1,289,253	Ps.	(440,572)	Ps.	848,681

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 19 – INCOME TAX

19.1          Components of the income tax expense:

The expense for income tax for the years ended on December 31, 2018, 2017 and 2016 comprises the following:

	December 31,		December 31,		December 31,
	2018		2017		2016
Current period income tax	Ps.	1,746,881	Ps.	1,276,458	Ps.	1,264,066
Income tax surcharge		95,630		151,980		—
CREE tax		—		—		295,324
CREE surcharge		—		—		193,425
Subtotal current period taxes		1,842,511		1,428,438		1,752,815
Prior years adjustments (1)		(74,230)		(117,568)		(13,440)
Adjustment due to settlement of uncertain tax positions from prior years		24,277		(7,367)		(31,067)
Deferred taxes		357,032		449,291		348,601
Total	Ps.	2,149,590	Ps.	1,752,794	Ps.	2,056,909

(1)

In the year 2018 tax recovery includes Ps. 50,316 in Banco de Occidente. It was generated by the use of presumptive excesses of CREE for the years 2013 and 2014; it also includes Ps. 17,812 in Corficolombiana for the reimbursement of income tax mainly from Episol and PISA Concessionaire. In the year 2017, it includes a Ps. 109,632 tax recovery at Banco de Bogotá for the years 2014, 2015 and 2016.

19.2          Reconciliation of the Nominal Tax Rate and the Effective tax Rate:

The following are the basic parameters in force with respect to income tax:

In Colombia

In December 2018, the Colombian congress issued Law 1943 called the Financing Law, which includes the following relevant changes to the income tax and related taxes applicable as of 2019:

•	The income tax rate will be 33% in the year 2019, 32% in the year 2020, 31% in the year 2021 and 30% from the year 2022 and onwards.
•

Financial institutions in Colombia are expected to pay an income tax surcharge with a rate of 4% in 2019, and 3% for the years 2020 and 2021, leaving the income rate in a total of 37% in 2019, 35% in the year 2020, 34% in the year 2021 and 30% from 2022 and onwards.

•

Included in the special rate of income tax of 9% companies the engaged in the provision of hospitality services of new or expanded hotels and / or remodeled at 50% of the acquisition value, for a term of 10 years.

•	The percentage of presumptive income is reduced to the rate of 1.5% in the years 2019 and 2020 and to the rate of 0% from 2021.
•

An income tax exemption is created for companies in orange economy sector, for a period of 7 years (businesses that provide value-added in artistic and creative activities and technological industries). Also, an income tax

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

exemption for a period of 10 years is created for investment income that increases productivity in the agricultural sector, as long as it meets the requirements established by the national government.
•

A special rate on dividends or participations received by national companies of 7.5% is created, which will be required to be withheld by the paying entity only on the company that receives such dividends for the first time and whose credit will be transferable to the final beneficiary, that is, the natural person resident in Colombia or the investor residing abroad.

•

A regime of Colombian Holding Companies (“CHC”) is created in the income tax pertaining to entities that have direct or indirect participation in at least 10% of the capital of two or more Colombian and / or foreign companies or entities for a minimum period of 12 months and with at least three employees; it will be regulated by the national government.

Colombian regulation for income tax and related taxes applicable during 2018 and 2017 include the following:

•

Taxable income is taxed at a rate of 34% in the year 2017 and 33% in 2018. And additional income tax surcharge of 6% was created in 2017 and of 4% in 2018, for those companies with taxable incomes exceeding Ps. 800.

•	Gains on the sale or disposal of non-current assets held for more than two years is taxed at 10%.
•

The taxable income for income tax may not be less than 3.5% of each of our tax-declaring companies’ net equity at the end of the preceding year. When the taxable income is less than that this percentage, the difference, known as “presumptive income”, can be offset by taxable income over the following five years.

•

Tax loss-carry forwards incurred prior to 2017 may be offset on the same terms applicable for 2016, but they may not be fiscally readjusted. Tax loss carry-forwards incurred since 2017 may be offset against company taxable income over the following twelve years.

•

As of 2017 the companies’ taxable income will be determined based in the new accounting regulation in force in Colombia since January 1, 2015. However, the new tax regulation also includes special income tax rules for several transactions.

•

Corporate tax returns are in firm by tax authorities three years after the filing date, however if tax loss carry forward are used to offset the taxable income, this term is six years after the filing date.

Colombian regulation for income tax and related taxes applicable until 2016 include the following:

•	Taxable income was taxed at rate of 25% and income tax CREE is taxed at rate of 9% with an additional of 6% in 2016.
•	Tax loss carry forward incurred since 2007, fiscally readjusted, may be offset with future taxable income at any time, for both income tax and CREE.
•

The taxable income of the companies may not be lower than 3% of fiscal equity at the end of the preceding year; and if the taxable income is lower than that base, the difference may be deducted from taxable income within five years of its occurrence, as “excess of presumptive income”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

•	The taxable income is determined on the basis of accounting rules applicable in Colombia up to December 31, 2014, prior to the partial introduction of the IFRS framework in Colombian regulations.
•

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

Below is the detailed reconciliation between total expenses of the income tax of Grupo Aval calculated at the applicable enacted tax rate and the tax expense recognized in the statement of income for the years ended on December 31, 2018, 2017 and 2016:

	Years ended on:
	December 31,		December 31,		December 31,
	2018		2017		2016
Profit before income tax	Ps.	7,334,141	Ps.	4,915,227	Ps.	5,573,845
Enacted tax rate in Colombia		37%		40%		40%
Theoretical income tax expense		2,713,632		1,966,091		2,229,538
Nondeductible expenses		373,918		387,933		339,803
Tax losses considered non recoverable for income tax purpose		100,249		96,266		140,904
Presumptive income considered non recoverable for income tax purpose		33,296		7,991		45,385
Wealth tax		—		40,762		107,051
Nontaxable dividends		(23,457)		(19,587)		(15,655)
Nontaxable income under equity method in associates		(39,901)		(68,026)		(56,306)
Profit (loss) on sales or appraisal of investment		(2,148)		(16,584)		(71,669)
Nontaxable interest income and other income		(212,992)		(137,312)		(150,714)
Other nontaxable income		(167,091)		(155,010)		(83,742)
Revenues taxable at different tax rate		15,378		(658)		(14,983)
Difference from expenses deductibles at different tax rate		(11,060)		(11,822)		(4,679)
Tax benefits in the acquisition of property and equipment		(22,715)		(20,585)		(66,245)
Profits (losses) in Subsidiaries in tax free countries or with different tax rate		(168,117)		(200,661)		(143,109)
Effect on the deferred income tax due to changes in tax rates (1)		(308,534)		(38,574)		(96,232)
Expenses considered non recoverable for deferred income tax purposes		—		—		1,465
Prior year adjustments		(74,230)		(117,568)		(13,440)
Adjustments due to uncertain tax positions in previous year		24,277		(7,367)		(31,067)
Other		(80,915)		47,505		(59,396)
Total tax expense of the year	Ps.	2,149,590	Ps.	1,752,794	Ps.	2,056,909
Effective income tax rate		29.31%		35.66%		36.90%

(1)

The effect is due to the application of the new tax rates established in Law 1943 of 2018, with which the deferred tax rates decreased from 33% to 30%. The impact on Corficolombiana was Ps. 233,865, in Banco de Bogotá it was Ps. 59,054, in Banco de Occidente Ps. 8,408, in Banco Av Villas Ps. 6,934 and in Banco Popular of Ps.362.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

19.3          Tax Losses and excess of Presumptive Income:

As of December 31, 2018 and 2017, the following table shows the detail of the tax loss carry forward and excess of presumptive income over taxable income of the entities of Grupo Aval which are not recognized as deferred tax assets.

	December 31,		December 31,
	2018		2017
Tax loss carry forwards expiring on:
December 31, 2019	Ps.	—	Ps.	4,732
December 31, 2020		—		1,758
December 31, 2022		66		—
December 31, 2025		1,216		—
December 31, 2029		173,118		3,107
December 31, 2030		271,685		160,084
Without expiration date		458,499		484,376
Subtotal		904,584		654,057

Excess of presumptive income expiring on:
December 31, 2018		—		43,668
December 31, 2019		61,152		64,590
December 31, 2020		45,738		48,170
December 31, 2021		61,296		64,998
December 31, 2022		51,077		46,727
December 31, 2023		48,218		—
Subtotal		267,481		268,153
Total	Ps.	1,172,065	Ps.	922,210

19.4          Deferred Taxes from Investments in Subsidiaries:

At 31 December 2018, there was a temporary difference of Ps. 8,231,985 (2017: Ps. 6,613,585) related to investments in subsidiaries. However, this liability was not recognized because Grupo Aval controls the dividend policy of its subsidiaries and is able to veto the payment of dividends of its subsidiaries – i.e. Grupo Aval controls the timing of reversal of the related taxable temporary differences and management is satisfied that they will not reverse in the foreseeable future.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

19.5          Deferred taxes by Type of Temporary Difference:

The differences between the carrying value of the assets and liabilities and their tax bases give rise to the following temporary differences which result in deferred taxes, calculated and recorded in the years ended on December 31, 2018, 2017 and 2016, based on current tax regulations as references for the years wherein such temporary differences will be reverted:

Year ended on December 31, 2018

	Balance as of		Change in		Credited		Credited				Balance as of
	December 31,		accounting		(charged) to		(charged) to		Netting		December 31,
	2017		policies		profit or loss		OCI		Reclassifications		2018
Deferred tax assets
Debt securities at fair value	Ps.	8,081	Ps.	(2,431)	Ps.	18,840	Ps.	4,563	Ps.	597	Ps.	29,650
Equity securities at fair value		8		102		512		—		—		622
Derivative instruments		36,805		—		(102,681)		185,803		(46,773)		73,154
Allowance of investments securities		366		31		(264)		—		3		136
Allowance for accounts receivable		333		—		44,660		—		(3,603)		41,390
Loans and receivables		71,938		64,527		(121,072)		—		(476)		14,917
Allowance for impairment on loans and receivables		66,127		68,513		13,808		—		10,721		159,169
Allowance for other accounts receivable		4,649		—		(4,649)		—		—		—
Foreclosed assets		18,161		—		(15,474)		—		240		2,927
Property, plant and equipment costs		364,540		—		(77,625)		—		(2,804)		284,111
Depreciation of property, plant and equipment		11,993		—		8,854		—		56		20,903
Deferred charges and of intangible assets		145,625		—		23,233		—		(2)		168,856
Tax losses carry forward		332,354		—		365,698		(402,042)		3,191		299,201
Surplus of presumptive income		2,528		—		2,142		—		—		4,670
Provisions		197,963		(11,038)		2,163		—		794		189,882
Employee benefits		98,924		—		41,406		(9,394)		847		131,783
Deferred income		—		12,349		(9,762)		—		—		2,587
Financial assets in concession contracts		28,536		(6,322)		136,431		—		—		158,645
Biological assets		169		—		(65)		—		—		104
Lease agreements		8,042		—		625		—		(75)		8,592
Other		123,645		(102)		(6,161)		165,680		(11,112)		271,950
Subtotal	Ps.	1,520,787	Ps.	125,629	Ps.	320,619	Ps.	(55,390)	Ps.	(48,396)	Ps.	1,863,249

Deferred tax liabilities
Debt securities at fair value		(44,492)		9,555		(14,843)		26		(183)		(49,937)
Equity securities at fair value		(121,226)		(298)		7,361		2,084		(3,798)		(115,877)
Derivative instruments		(87,525)		—		23,187		—		46,773		(17,565)
Accounts receivable		(306,774)		(17)		17,677		1,588		—		(287,526)
Allowance of investments securities		(182)		57		(23,025)		—		—		(23,150)
Loans and receivables		(322,746)		3,668		256,357		—		(846)		(63,567)
Allowance for impairment on loans and receivables		(397,838)		204,100		(77,442)		—		233		(270,947)
Foreclosed assets		(72,209)		—		(20,314)		—		107		(92,416)
Provision for foreclosed assets		(41,654)		—		(67,096)		—		(342)		(109,092)
Property plant and equipment costs		(363,814)		—		11,305		—		(4,875)		(357,384)
Depreciation of property, plant and equipment		(179,877)		—		9,908		—		(169)		(170,138)
Deferred charges and of intangible assets		(107,721)		—		(514,157)		—		—		(621,878)
Provisions		(575)		—		(22,312)		304		(1,697)		(24,280)
Goodwill		(169,675)		—		(23,355)		—		—		(193,030)
Deferred Income		(40,534)		40,534		(116,034)		—		—		(116,034)
Financial assets in concession arrangements		(700,738)		(228,241)		30,238		—		—		(898,741)
Biological assets		(16,583)		—		(6,750)		—		—		(23,333)
Lease agreements		(32,636)		—		28,343		—		—		(4,293)
Other		(71,408)		(779)		(176,699)		(11,271)		16,492		(243,665)
Subtotal	Ps.	(3,078,207)	Ps.	28,579	Ps.	(677,651)	Ps.	(7,269)	Ps.	51,695	Ps.	(3,682,853)
Net	Ps.	(1,557,420)	Ps.	154,208	Ps.	(357,032)	Ps.	(62,659)	Ps.	3,299	Ps.	(1,819,604)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Year ended on December 31, 2017

	Balance as of		Credited		Credited				Balance as of
	December 31,		(charged) to		(charged) to		Netting		December 31,
	2016		profit or loss		OCI		Reclassifications		2017
Deferred tax assets
Debt securities at fair value	Ps.	62,627	Ps.	(30,580)	Ps.	(23,966)	Ps.	—	Ps.	8,081
Equity securities at fair value		1,583		(1,254)		(321)		—		8
Derivative instruments		78,740		(41,935)		—		—		36,805
Accounts receivable		16,278		(15,589)		—		10		699
Loans and receivables		6,014		65,924		—		—		71,938
Allowance for impairment on loans and receivables		105,573		(39,446)		—		—		66,127
Allowance for other accounts receivable		6,219		(1,570)		—		—		4,649
Financial assets in concession contracts		25,837		2,571		—		128		28,536
Foreclosed assets		4,846		13,315		—		—		18,161
Property, plant and equipment costs		296,269		68,271		—		—		364,540
Depreciation of property, plant and equipment		5,699		6,294		—		—		11,993
Biological assets		101		68		—		—		169
Deferred charges and of intangible assets		113,817		30,922		—		886		145,625
Tax losses carry forward		385,855		(53,556)		—		55		332,354
Surplus of presumptive income		19,480		(16,952)		—		—		2,528
Provisions		212,695		(17,649)		—		2,917		197,963
Employee benefits		104,606		(29,658)		23,976		—		98,924
Deferred income		113,380		(113,380)		—		—		—
Lease agreements		9,160		(1,118)		—		—		8,042
Other		69,022		52,233		935		1,455		123,645
Subtotal	Ps.	1,637,801	Ps.	(123,089)	Ps.	624	Ps.	5,451	Ps.	1,520,787

Deferred tax liabilities
Debt securities at fair value	Ps.	(27,278)	Ps.	29,105	Ps.	(46,319)	Ps.	—	Ps.	(44,492)
Equity securities at fair value		(100,484)		302		33		(21,077)		(121,226)
Unrealized profits of foreign subsidiaries		(22,029)		—		—		22,029		—
Derivative instruments		(67,974)		(15,190)		(4,361)		—		(87,525)
Accounts receivable		(260,621)		(46,335)		—		182		(306,774)
Allowance of investments securities		—		—		—		(182)		(182)
Loans and receivables		(268,747)		(53,999)		—		—		(322,746)
Allowance for impairment on loans and receivables		(275,785)		(122,053)		—		—		(397,838)
Foreclosed assets		(46,783)		(25,426)		—		—		(72,209)
Provision for foreclosed assets		(37,798)		(3,856)		—		—		(41,654)
Property plant and equipment costs		(400,180)		36,404		—		(38)		(363,814)
Depreciation of property, plant and equipment		(209,549)		30,948		—		(1,276)		(179,877)
Deferred charges and of intangible assets		(60,598)		(47,123)		—		—		(107,721)
Provisions		(471)		(62)		116		(158)		(575)
Goodwill		(86,036)		(83,639)		—		—		(169,675)
Deferred Income		(34,613)		(5,921)		—		—		(40,534)
Financial assets in concession arrangements		(718,496)		20,548		—		(2,790)		(700,738)
Biological assets		(6,806)		(9,777)		—		—		(16,583)
Lease agreements		—		—		—		(32,636)		(32,636)
Other		(65,400)		(30,128)		(11,053)		35,173		(71,408)
Subtotal	Ps.	(2,689,648)	Ps.	(326,202)	Ps.	(61,584)	Ps.	(773)	Ps.	(3,078,207)
Net	Ps.	(1,051,847)	Ps.	(449,291)	Ps.	(60,960)	Ps.	4,678	Ps.	(1,557,420)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Year ended on December 31, 2016

	Balance as of		Credited		Credited				Balance as of
	December 31,		(charged) to		(charged) to		Netting		December 31,
	2015		profit or loss		OCI		Reclassifications		2016
Deferred tax assets
Debt securities at fair value	Ps.	290,465	Ps.	(5,459)	Ps.	(212,090)	Ps.	(10,289)	Ps.	62,627
Equity securities at fair value		323		(26,416)		27,676		—		1,583
Derivative instruments		518,992		(223,831)		(165,894)		(50,527)		78,740
Accounts receivable		7,852		8,426		—		—		16,278
Loans and receivables		5,652		362		—		—		6,014
Allowance for impairment on loans and receivables		96,054		9,679		—		(160)		105,573
Allowance for other accounts receivable		18,119		(11,900)		—		—		6,219
Financial assets in concession contracts		12,096		13,741		—		—		25,837
Foreclosed assets		13,326		(8,480)		—		—		4,846
Property, plant and equipment costs		58,505		237,739		—		25		296,269
Depreciation of property, plant and equipment		5,415		284		—		—		5,699
Biological assets		369		(268)		—		—		101
Deferred charges and of intangible assets		77,055		37,167		—		(405)		113,817
Tax losses carry forward		527,153		(140,623)		—		(675)		385,855
Surplus of presumptive income		166,116		(146,636)		—		—		19,480
Provisions		146,578		60,716		5,706		(305)		212,695
Employee benefits		101,224		(5,718)		8,677		423		104,606
Goodwill		6,947		(6,947)		—		—		—
Deferred income		35,857		77,523		—		—		113,380
Lease agreements		8,414		746		—		—		9,160
Other		174,966		(107,102)		—		1,158		69,022
Subtotal	Ps.	2,271,478	Ps.	(236,997)	Ps.	(335,925)	Ps.	(60,755)	Ps.	1,637,801

Deferred tax liabilities
Debt securities at fair value	Ps.	(19,943)	Ps.	44,338	Ps.	(51,673)	Ps.	—	Ps.	(27,278)
Equity securities at fair value		(104,317)		(9,072)		13,059		(154)		(100,484)
Derivative instruments		(333,317)		240,468		(21,586)		46,461		(67,974)
Accounts receivable		—		(260,621)		—		—		(260,621)
Loans and receivables		(238,492)		(30,255)		—		—		(268,747)
Allowance for impairment on loans and receivables		(227,336)		(48,449)		—		—		(275,785)
Foreclosed assets		(83,774)		36,991		—		—		(46,783)
Provision for foreclosed assets		(15,198)		(22,600)		—		—		(37,798)
Property plant and equipment costs		(355,478)		(44,865)		—		163		(400,180)
Depreciation of property, plant and equipment		(227,591)		18,114		—		(72)		(209,549)
Deferred charges and of intangible assets		(60,003)		(595)		—		—		(60,598)
Unrealized profits of foreign subsidiaries		(38,209)		16,180		—		—		(22,029)
Provisions		(1,961)		1,490		—		—		(471)
Goodwill		(42,822)		(43,214)		—		—		(86,036)
Deferred Income		(26,940)		(7,673)		—		—		(34,613)
Financial assets in concession arrangements		(627,666)		(90,830)		—		—		(718,496)
Biological assets		(17,578)		3,320		—		7,452		(6,806)
Other		(152,824)		85,669		—		1,755		(65,400)
Subtotal	Ps.	(2,573,449)	Ps.	(111,604)	Ps.	(60,200)	Ps.	55,605	Ps.	(2,689,648)
Net	Ps.	(301,971)	Ps.	(348,601)	Ps.	(396,125)	Ps.	(5,150)	Ps.	(1,051,847)

The Group offsets deferred tax assets and liabilities by entity and tax authority, considering the application of the tax provisions in Colombia and other countries in which the legal right to offset tax assets and liabilities and other requirements in IAS 12, according to the following breakdown:

	Gross Deferred tax				Balances on Statement
December 31, 2018	amounts		Offset		of financial position
Deferred tax asset	Ps.	1,863,249	Ps.	(1,521,911)	Ps.	341,338
Deferred tax liability		(3,682,853)		1,521,911		(2,160,942)
Net	Ps.	(1,819,604)	Ps.	—	Ps.	(1,819,604)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	Gross Deferred tax				Balances on Statement
December 31, 2017	amounts		Offset		of financial position
Deferred tax asset	Ps.	1,520,787	Ps.	(1,381,364)	Ps.	139,423
Deferred tax liability		(3,078,207)		1,381,364		(1,696,843)
Net	Ps.	(1,557,420)	Ps.	—	Ps.	(1,557,420)

19.6          Effect of the current and deferred taxes in each component of other comprehensive income in equity:

The effects of the current and deferred taxes in each component of other comprehensive income is detailed below during the years ended on December 31, 2018, 2017 and 2016:

	December 31, 2018
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
	before taxes		income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	1,124,732	Ps.	—	Ps.	—	Ps.	1,124,732
Hedging derivatives in foreign currency		(547,310)		372,715		(227,807)		(402,402)
Hedging financial liabilities in foreign currency		(576,881)		—		176,378		(400,503)
Cash Flow hedging		(19,789)		—		6,697		(13,092)
Foreign currency translation differences for foreign operations		(299,804)		—		(16,006)		(315,810)
Debt financial instruments		(107,084)		—		11,554		(95,530)
Investment in associates and join ventures		22,400		—		(393)		22,007
Equity financial instruments		(134,084)		—		(5,891)		(139,975)
Actuarial gains (losses) from defined benefit pension plans		18,013		—		(7,191)		10,822
Total “other comprehensive income” during the period	Ps.	(519,807)	Ps.	372,715	Ps.	(62,659)	Ps.	(209,751)

	December 31, 2017
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
	before taxes		Income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	(47,197)	Ps.	—	Ps.	—	Ps.	(47,197)
Hedging derivatives in foreign currency		16,832		—		(5,554)		11,278
Hedging financial liabilities in foreign currency		30,568		—		(11,065)		19,503
Cash Flow hedging		(2,340)		—		969		(1,371)
Foreign currency translation differences for foreign operations		(91,497)		(12,657)		956		(103,198)
Debt financial instruments		284,480		—		(69,743)		214,737
Investment in associates and joint ventures		1,128		—		116		1,244
Equity financial instruments		57,245		—		(720)		56,525
Actuarial gains (losses) from defined benefit pension plans		(100,232)		—		24,081		(76,151)
Total “other comprehensive income” during the period	Ps.	148,987	Ps.	(12,657)	Ps.	(60,960)	Ps.	75,370

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	December 31, 2016
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
	before taxes		Income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	(475,000)	Ps.	—	Ps.	—	Ps.	(475,000)
Hedging derivatives in foreign currency		291,506		47,419		(187,480)		151,445
Hedging financial liabilities in foreign currency		35,819		(23,854)		—		11,965
Cash Flow hedging		17,967		—		—		17,967
Foreign currency translation differences for foreign operations		(125,161)		8,204		—		(116,957)
Debt financial instruments		948,212		—		(263,763)		684,449
Investment in associates and joint ventures		(20,061)		—		—		(20,061)
Equity financial instruments		34,509		—		40,735		75,244
Actuarial gains (losses) from defined benefit pension plans		(41,228)		—		14,383		(26,845)
Total “other comprehensive income” during the period	Ps.	666,563	Ps.	31,769	Ps.	(396,125)	Ps.	302,207

19.7          Uncertainties in Open Tax Positions

As of December 31, 2018, and 2017, Grupo Aval recognized tax uncertainty liabilities for Ps. 121,832 and Ps. 94,692 respectively, uncertain tax positions corresponding to expenses, considered deductible, and which, according to decisions of the tax authorities, uncertainties taken should be considered as non-deductible. Grupo Aval estimates those exposures are likely to be rejected by the tax authorities. These tax positions cannot be deducted with future taxes.

Uncertainties on open tax positions of Grupo Aval’s subsidiaries are as follows:

	December 31, 2018		December 31, 2017
Bogotá	Ps.	113,345	Ps.	86,592
Occidente		6,095		7,657
Popular		—		443
Corficolombiana		2,392		—
Total	Ps.	121,832	Ps.	94,692

The roll-forward of tax uncertainties during the years ended on December 31, 2018, 2017 and 2016 is as follows:

	December 31,		December 31,		December 31,
	2018		2017		2016
Balance at the beginning of the year	Ps.	94,692	Ps.	104,156	Ps.	145,968
Provisions increase during the year		11,904		18,039		31,039
Provisions used		(1,088)		(873)		(1,867)
Amounts reversed due to provisions not used		(2,960)		(32,010)		(73,084)
Financial cost		16,421		7,477		12,098
Foreign exchange adjustments		2,863		(2,097)		(9,998)
Balance at the end of the year	Ps.	121,832	Ps.	94,692	Ps.	104,156

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The balance as of December 31, 2018 and 2017 is expected to be completely used or released once the inspection rights from the tax authorities regarding tax returns expire, as follows:

	December 31,		December 31,
Year	2018		2017
2018		—		3,484
2019		3,006		3,109
2020		27,968		21,579
2021		30,478		23,902
2022		27,276		23,034
2023		31,373		18,250
2024		1,579		1,334
2025		152		—
Total	Ps.	121,832	Ps.	94,692

NOTE 20 – CUSTOMER DEPOSITS

The following is a detail of the balances of the deposits received from Grupo Aval´s customer:

Detail	December 31, 2018		December 31, 2017

Demand
Checking accounts	Ps.	39,702,878	Ps.	36,017,602
Savings accounts		57,221,439		55,778,677
Other funds on demand		582,122		472,782
		97,506,439		92,269,061

Term deposits (1)
Fixed term deposit certificates (1)		66,853,012		62,616,163
Total Deposits		164,359,451		154,885,224

Per currency
In Colombian Pesos		99,388,366		96,797,225
In foreign currency		64,965,716		58,083,025
Other		5,369		4,974
Total per currency	Ps.	164,359,451	Ps.	154,885,224

(1)	The amount of term deposits due over 12 months as December 31, 2018 is Ps. 20,686,104 and December 31, 2017 is Ps.17,869,572.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

A summary of the effective interest rates which are accrued on customer deposits is as follows:

December 31, 2018
	Deposits
	in Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.04%	4.76%	0.25%	5.50%
Saving accounts	0.01%	6.00%	0.05%	8.00%
Fixed term deposit certificates	0.05%	9.05%	0.05%	11.45%

December 31, 2017
	Deposits
	in Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.06%	5.77%	0.15%	1.50%
Saving accounts	0.01%	8.55%	0.05%	8.00%
Fixed term deposit certificates	0.05%	9.72%	0.01%	10.43%

The following is the detail of the concentration of deposits received from customers per economic sector:

	December 31, 2018			December 31, 2017
	Amount		%	Amount		%
Commerce	Ps.	27,454,858	17%	Ps.	29,587,825	19%
Financial		25,001,924	15%		25,302,624	16%
Individuals		26,626,082	16%		23,362,871	15%
Government and Colombian Government Entities		20,817,529	13%		17,443,318	11%
Manufacturing		8,634,657	5%		9,016,500	6%
Real Estate		6,235,260	4%		6,197,620	4%
Agriculture and livestock		2,200,313	1%		2,401,684	2%
Colombian Municipalities		1,807,946	1%		2,290,683	1%
Foreign Governments		652,670	1%		799,687	1%
Other (1)		44,928,212	27%		38,482,412	25%
Total	Ps.	164,359,451	100%	Ps.	154,885,224	100%

(1)	December 31, 2018, includes deposits from, education sector of Ps. 525,978, services sector of Ps. 6,328,182, tourism sector Ps. 9,084 and others in the sector Ps. 38,064,968.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 21 – FINANCIAL OBLIGATIONS

21.1          Financial obligations other than issued bonds

a)	Interbank borrowings, overnight funds and borrowings from banks and others

The following is a summary of the financial obligations of Grupo Aval as of December 31, 2018 and 2017:

	December		December
	31, 2018		31, 2017

Local Currency
Interbank funds
Overnight funds	Ps.	4,152	Ps.	1,464
Interbank funds purchased		173,274		336,431
Commitments to transfer open and closed repo operations		1,884,750		715,364
Commitments to transfer simultaneous operations		2,306,037		2,272,496
Commitments originated in short positions simultaneous operations		362,833		176,048
Total interbank funds	Ps.	4,731,046	Ps.	3,501,803
Borrowings		1,964,408		2,831,100
Letters of credit		300		485
Bankers´ acceptances		217		17
Total borrowings from banks and others	Ps.	1,964,925	Ps.	2,831,602
Foreign currency
Interbank funds
Overnight funds		—		217
Interbank funds purchased		1,568,172		1,135,110
Commitments to transfer open and closed repo operations		514,860		333,300
Total interbank funds	Ps.	2,083,032	Ps.	1,468,627
Borrowings		17,190,315		14,529,524
Andean Development Corporation		384,758		—
Letters of credit		356,640		195,988
Bankers´ acceptances		664,429		648,206
Discoveries in bank current account		49,699		—
Total borrowings from banks and others	Ps.	18,645,841	Ps.	15,373,718
Total interbank borrowings, overnight funds and borrowings from banks and others	Ps.	27,424,844	Ps.	23,175,750

The amount of interbank borrowings, overnight funds and borrowings from banks and others due over 12 months as of December 31, 2018 is Ps.7,219,765 and December 31, 2017 is Ps.8,850,661.

As of December 31, 2018, short-term obligations associated with simultaneous and repo operations amounted to Ps.2,306,037 and guaranteed with investments of Ps.4,663,828 of December 31, 2017 Ps.2,272,496 short term obligations were guaranteed with investments for an amount of Ps. 3,400,677.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

b)	Borrowings from development entities

The Colombian Government has established certain credit programs for promoting the development of specific sectors of the economy, including foreign trade, agriculture, tourism, housing construction and other industries. The programs are managed by many entities of the Government such as Banco de Comercio Exterior (“BANCOLDEX”), Fondo para el Financiamiento del Sector Agropecuario (“FINAGRO”) and Financiera de Desarrollo Territorial (“FINDETER”).

The details of the borrowings from these entities as of December 31, 2018, and 2017 and are as follows:

	Interest rates in force at cut off	December 31, 2018		December 31, 2017
Banco de Comercio Exterior - “BANCOLDEX”	Fixed between 1.8% and 21.15% DTF + 0.08% to 9.91% IBR + 0.50% to 9.76% LIBOR3 + 1.8% to 9.91% LIBOR6 + 2.87% to 6.09%	Ps.	1,303,648	Ps.	835,667
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO”	Fixed between 0.50% and 15.48% DTF + 0.50% to 6.42%		278,025		342,728
Financiera de Desarrollo Territorial “FINDETER”	Fixed between 2.40% and 13.38% DTF + 1.00% to 7.57% IBR+ 2.50% to 7.57% IPC + 0.50% and 7.57% LIBOR3 5.20% to 5.30% and LIBOR6 + 5.29%		2,065,123		1,819,695
Total		Ps.	3,646,796	Ps.	2,998,090

The amount of borrowings from development entities due over 12 months as of December 31, 2018 is Ps. 3,203,170 and December 31, 2017 is Ps.2,790,581.

21.2.          Financial obligations from issued bonds

The different entities from Grupo Aval are authorized by the Superintendency of Finance and by the regulatory entities abroad where Grupo Aval operates, for issuing or placing either bonds or general guarantee bonds. The bonds issued by Grupo Aval and subsidiaries are non-guaranteed.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

a)	The detail of liabilities as of December 31, 2018 and 2017, by issue date and maturity date was as follows:

Peso denominated

		December		December
Issuer	Issue Date	31, 2018		31, 2017		Maturity Date	Interest Rate
Banco de Bogotá S.A.	23/02/2010	Ps.	134,736	Ps.	132,989	23/02/2020	CPI + 5.45 and UVR + 5.45
Banco de Occidente	Between 30/03/2009 and 14/12/2017		3,143,903		3,271,929	Between 09/02/2019 and 14/12/2032	Fixed between 6.18% to 7.85% and IPC + 2.90 to 5.75
Corporación Financiera Colombiana S.A.	Between 27/08/2009 and 02/03/2018		2,853,685		2,361,702	Between 11/03/2019 and 02/03/2043	Fixed 7.1% and CPI + 3.18 to 6.90
Banco Popular	Between 26/02/2013 and 08/05/2018		1,616,729		1,571,308	Between 14/02/2019 and 12/10//2026	Fixed between 6.17% to 8.10%, CPI + 2.72 to 4.13; DTF + 1.49

Grupo Aval Acciones y Valores	Between 03/12/2009 and 28/06/2017		1,108,713		1,109,240	Between 03/12/2019 and 28/06/2042	CPI + 2.69 to 5.20
Peso denominated Total		Ps.	8,857,766	Ps.	8,447,168
Foreign Currency
Banco de Bogotá S.A. Under rule 44A.	Between 19/02/2013 and 03/08 /2017		7,042,678		6,459,452	Between 19/02/2023 and 03/08/2027	Fixed between 4.38% to 6.25%

BAC Credomatic
El Salvador	Between 11/02/2013 and 26/11/2018		753,556		635,536	Between 30/05/2019 and 26/11/2023	Between 5.20% to 5.85%
Guatemala	Between 24/08/2017 and 24/08/2018		14,025		400,244	Between 07/01/2019 and 26/08/2019	Between 4.25% to 7.50%
Honduras	Between 12/05/2017 and 19/12/2018		205,017		159,674	Between 12/05/2020 and 11/01/2022	Between 0.75% to 8.88%
BAC Credomatic Total		Ps.	972,598	Ps.	1,195,454
Banco Bogotá and BAC Credomatic Total		Ps.	8,015,276	Ps.	7,654,906

Grupo Aval Limited	19/09/2012		3,267,308		3,000,122	26/09/2022	4.75%
Foreign Currency Total		Ps.	11,282,584	Ps.	10,655,028
Total of Bonds		Ps.	20,140,350	Ps.	19,102,196

The amount of issue bonds due over 12 months as of December 31, 2018 is Ps. 18,772,405 and December 31, 2017 is Ps.18,118,282.

Grupo Aval has not had any defaults of principal or interest or other breaches with respect to its liabilities during the years ended 31 December 2018 and 2017, and Grupo Aval is complying with the related covenants agreed with investors and debtors.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 22 – EMPLOYEE BENEFITS

In accordance with Colombian and other countries labor legislation where Grupo Aval has subsidiaries, and pursuant to labor conventions and labor collective agreements entered into with employees, employees of Grupo Aval have short term benefits such as: salaries, holidays, legal and extralegal premiums, severances and interests on severances, long-term benefits such as seniority bonds premiums and medical aids, post-employment benefits and retirement benefits such as: severance payments to employees that continue with labor regime before Law 50 of 1990 and legal and extralegal retirement pensions. Compensation for key personnel of the management includes salaries and benefits different than cash. (See note 34).

Through personnel benefits plans, Grupo Aval is exposed to several risks (interest rates and operating), which are intended to be minimized by applying the risk management policies and procedures defined in Note 4 above.

The detail of the balance of liabilities for employee benefits at December 31, 2018, and 2017 is as follows:

	December 31, 2018		December 31, 2017
Short term (1)	Ps.	481,320	Ps.	404,292
Post-employment		541,226		604,110
Long term		242,335		229,770
Total	Ps.	1,264,881	Ps.	1,238,172

(1)The expenses for defined contributions for the years ended in December 31, 2018 and 2017 are Ps. 4,297,647 and Ps. 4,027,850 respectively.

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

22.2          Long Term Employee Benefits

Some Grupo Aval subsidiaries grant their employees extra-legal long term premiums during their working lives depending on number of years of service, five, ten, fifteen, or twenty years etc., calculated as days of salary per year of work.

Some pensioners for Grupo Aval and its entities receive benefits that include coverage of medical treatments, hospitalization and surgery.

Grupo Aval has recognized the liabilities corresponding to these benefits, based on the same actuarial calculations carried out under the same parameters of retirement benefits.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Post-employment and long-term benefits movements during the years ended at December 31, 2018, 2017 and 2016 are as follows:

	Post-Employment Benefits						Long-Term Benefits
	December		December		December		December		December		December
	31, 2018		31, 2017		31, 2016		31, 2018		31, 2017		31, 2016
Balance at the beginning of the year	Ps.	604,110	Ps.	509,022	Ps.	436,696	Ps.	229,770	Ps.	191,112	Ps.	206,971
Service costs		13,127		4,425		3,006		21,040		18,201		19,243
Interests cost		36,700		50,826		69,348		13,460		12,889		(20,274)
Gain on settlements		(18,300)		253		—		—		(112)		—
Past Service Costs		(191)		200		—		1,632		(3,961)		—
		635,446		564,726		509,050		265,902		218,129		205,940

Changes in actuarial assumptions from changes in demographic assumptions.		6,136		(8,863)		(1,232)		388		(1,432)		(6,456)
Changes in actuarial assumptions from changes in financial assumptions.		(24,149)		109,095		42,460		11,831		43,870		18,845
		(18,013)		100,232		41,228		12,219		42,438		12,389

Exchange differences		3,502		(982)		6,081		—		—		—
Payments to employees		(79,709)		(59,866)		(47,337)		(35,786)		(30,797)		(27,217)
Balance at the end of the year	Ps.	541,226	Ps.	604,110	Ps.	509,022	Ps.	242,335	Ps.	229,770	Ps.	191,112

The assumptions used to calculate the obligation projected for different post-employment benefits employees are as follows:

	December 31,	December 31,
Post-Employment Benefits	2018	2017
Discount interest rate	7.29%	6.59%
Inflation rate	3.00%	3.50%
Salary growth rate	3.00%	3.50%
Pension growth rate	3.00%	3.50%
Employee turnover rate (between service year 1 and 40 for men and women the following is the turnover rate)	Tabla de Rotación	Tabla de Rotación
	SoA 2003 (1)	SoA 2003 (1)

	December 31,	December 31,
Long-Term Benefits	2018	2017
Discount interest rate	6.75%	6.33%
Inflation rate	3.00%	3.50%
Salary growth rate	3.00%	3.50%
Pension growth rate	N/A	N/A
Employee turnover rate (between service year 1 and 40 for men and women the following is the turnover rate)	Tabla de Rotación	Tabla de Rotación
	SoA 2003 (1)	SoA 2003 (1)

(1)

For those entities where a sufficiently large statistic is not yet available to support the actuarial bases, the SoA2003 table is used as a reference. With this table, the probability of permanence of personnel in the entity is established, modified according to the population factor of each benefit.

Employee´s life expectancy is calculated based on the mortality tables published by the Superintendency of Finance, which are based on mortality experiences provided to the Superintendency of Finance by several insurance companies operating in Colombia.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The sensitivity analysis for post-employment and long-term benefits liabilities due to defined benefits plans to different actuarial and financial variables is shown below, maintaining other variables at constant values (increase or decrease 0.5%):

	-0.50 basic points
At December 31, 2018	Post-Employment Benefits		Long-Term Benefits
Discount interest rate	Ps.	559,740	Ps.	247,726
Salaries growth rate		125,140		234,266
Retirement growth rate		392,518		N/A

	+0.50 basic points
At December 31, 2018	Post-Employment Benefits		Long-Term Benefits
Discount interest rate	Ps.	521,812	Ps.	235,544
Salaries growth rate		136,794		249,020
Retirement growth rate		427,272		N/A

Future benefit payments projected, reflecting services, as the case may be, are expected to be paid as follows:

		Payments for Post-		Payments for Long-
Year		Employment		term Benefits
2019	Ps.	65,720	Ps.	39,104
2020		56,847		37,042
2021		57,615		32,194
2022		56,990		33,102
2023		54,812		31,944
Years 2024 – 2028		255,125		159,380

As of December 31, 2018, the participants of the Post-Employment benefits are 47,386 employees and the Long-Term participants are 32,125 employees.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 23 – LEGAL AND OTHER PROVISIONS

Roll-forward of legal provisions during the years ended on December 31, 2018, 2017 and 2016 are as follows:

	For Legal		Other Provisions		Total Provisions
Balance as of December 31, 2015	Ps.	148,314	Ps.	451,913	Ps.	600,227
Provisions increase during the year		32,405		363,211		395,616
Use of provisions		(13,143)		(319,592)		(332,735)
Amounts reversed due to provisions not utilized		(12,938)		(30,249)		(43,187)
Reclassifications		1,111		(676)		435
Balance as of December 31, 2016	Ps.	155,749	Ps.	464,607	Ps.	620,356
Provisions increase during the year		32,670		222,349		255,019
Use of provisions		(15,012)		(117,643)		(132,655)
Amounts reversed due to provisions not utilized		(7,870)		(42,459)		(50,329)
Exchange differences		(184)		408		224
Balance as of December 31, 2017	Ps.	165,353	Ps.	527,262	Ps.	692,615
Impact of the adoption of IFRS 9 (1)		—		16,217		16,217
Balance as of January 01, 2018	Ps.	165,353	Ps.	543,479	Ps.	708,832
Provisions increase during the year		98,473		190,686		289,159
Use of provisions		(73,086)		(149,026)		(222,112)
Amounts reversed due to provisions not utilized		(64,562)		(19,852)		(84,414)
Exchange differences		(249)		4,072		3,823
Balance as of December 31, 2018	Ps.	125,929	Ps.	569,359	Ps.	695,288

(1)	Grupo Aval has initially adopted IFRS 15 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2.5.

Legal provisions:

Administrative proceedings

At December 31, 2018 and 2017 provisions were recorded for administrative proceedings for Ps. 12,296 and Ps. 68,526 respectively, by way of claims for administrative or judicial processes of a tax nature, initiated by national and local authorities that establish in some cases sanctions in which the subsidiaries of Grupo Aval would incur.

Labor proceedings

At December 31, 2018 and 2017 provisions were recorded for labor proceedings for Ps. 41,618 and Ps. 46,785 respectively. Labor proceedings include labor pursuits, indemnities for ex-employees against of several subsidiaries of Grupo Aval and pensions claims (survivor pensions, invalidity pensions, seniority pensions, return of balances, etc.) in Porvenir, the time expected for resolution is uncertain due to the fact that each proceeding is based on different instances, however, most cases are normally resolved in favor of Grupo Aval.

Other proceedings

At December 31, 2018 and 2017 other legal provisions were recorded for Ps. 72,015 and Ps. 50,042, respectively. The most representative is the litigation against Compañía Hotelera Cartagena de Indias for Ps. 24,815 for both periods, that claims to declare the violation of collective rights and interests of administrative morality, the enjoyment of public space, the enjoyment of a healthy environment and the existence of ecological balance and management and rational use of

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

natural resources property of the State, and that, as a consequence of this violation, will be ordered restitute to the state of 37,018 square meters, result of the illegal occupation of the sea and of the illegal contribution of five lots delivered by the Municipality of Cartagena. In addition, a provision was made in Porvenir to cover claims for estimating payments to the Unidad de Gestión Pensional y Parafiscal for outstanding contributions of the AFP Horizonte to its employees in 2012 and 2013 for Ps. 20,937 and Ps. 20,449, respectively. Likewise, in Promigas S.A., a provision is constituted due to an arbitration demand for noncompliance in favor of Gecelca for Ps. 9,870.

Other provisions:

At December 31, 2018 and 2017 other provisions recorded amounting Ps. 569,359 and Ps. 527,262, respectively, are mainly comprised by a provision of Corficolombiana affiliates for Ps. 242,446 and Ps. 229,447, respectively, associated with the maintenance, restoration and rehabilitation of constructions and buildings, dismantling of assets, professional fees relating to development of concession contracts. Additionally, this caption includes a provision of Porvenir subsidiary for individual savings accounts shortfalls of people, which their retirement pensions are covered by the mandatory fund denominated “Fondo de Pensiones Obligatorias Especial Porvenir del Retiro Programado” managed by Porvenir, pursuant to legal provisions in force requiring they should be assumed by the pensions fund manager. This provision is calculated in accordance with projections performed based on actuarial assumptions that show some people with limited resources in the Fund will not cover their future pension payments. The provisions for this matter at December 31, 2018 and 2017 amounted Ps. 206,786 and Ps. 175,000, respectively.

Other provisions also include provisions of several subsidiaries of Grupo Aval for Ps. 46,868 and Ps. 50,541 for the periods ended on December 31, 2018 and 2017, respectively, corresponding to the dismantling of ATMs and offices; and for Ps. 59,428 and Ps. 26,675 respectively, for provisions of losses on loan commitments (see note 4.1.5 Loan commitments and financial guarantee contracts).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 24 – OTHER LIABILITIES

Accounts payable and other liabilities of December 31, 2018 and 2017 comprise the following:

Items	December 31, 2018		December 31, 2017
Suppliers and services payable	Ps.	1,846,831	Ps.	1,818,103
Collection on behalf of third parties (3)		1,514,309		272,206
Cashier checks		690,195		697,575
Contract liability related to concessions (1) (4)		535,960		—
Dividends payable		535,311		590,040
Non-financial liabilities		478,833		151,414
Income received for third parties		453,450		140,165
Commissions and fees		430,279		399,155
Withholdings taxes and labor contributions		427,782		456,411
Affiliate establishments		335,078		248,064
Collection service		314,785		285,017
Cash Surplus		167,309		9,272
Customer loyalty programs (1) (2)		154,979		185,238
Tax levies		71,691		73,696
Checks drawn and not paid		48,864		39,624
Insurance payables		48,505		32,410
Financial transactions tax		45,905		37,042
Anticipated income		34,605		23,392
Contributions and affiliations		28,785		23,173
Canceled accounts		26,987		81,841
Promissory buyers		18,371		24,049
Leases		7,347		10,912
Compensation to customers		3,191		778
Deferred credits		938		1,012
Other liabilities		787,663		634,877
Total	Ps.	9,007,953	Ps.	6,235,466

(1)	Grupo Aval has initially adopted IFRS 15 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5) (A).
(2)	The amount of unredeemed customer loyalty points. This will be recognized as revenue when the points are redeemed by customers or expires, which is expected to occur over the next two years.
(3)	Collection withholdings of tax pending to transfer to tax authority.
(4)	Contract liability related principal to the purchase of land for the construction of concessions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 25 – EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT

Authorized, issued and outstanding shares as of December 31, 2018 and 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Authorized shares	120,000,000,000	120,000,000,000
Subscribed fully paid shares	22,281,017,159	22,281,017,159
Total outstanding shares	22,281,017,159	22,281,017,159

The outstanding shares are as follows:
Common voting shares (1)	15,164,816,696	15,173,180,765
Preferred non-voting shares (2)	7,116,200,463	7,107,836,394

(1)	Common Voting shares with a nominal value of Ps. 1.
(2)

Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2018 and 2017, de 8,364,069 and 81,696,058 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

Appropriated retained earnings

As of December 31, 2018, and 2017 the appropriation of retained earnings is as follows:

	December 31, 2018		December 31, 2017
Retained earnings	Ps.	2,321,729	Ps.	1,829,515
Legal reserve		11,140		11,140
Statutory and voluntary reserves		6,265,450		5,333,763
	Ps.	8,598,319	Ps.	7,174,418

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

Declared Dividends

The dividends are decreed and paid to shareholders based on separate net income under Colombian IFRS for the immediately preceding semester:

On October 25, 2016, The General Meeting of Shareholders of Grupo Aval approved the amendment of the Company’s by-laws in order to present the financial statements of the Company for Colombian purposes on an annual basis for the period between the 1st of January and the 31st of December of each year. Prior to such amendment, the Company’s bylaws

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

specified the semi-annual presentation of local financial statements for the periods from January 1st to June 30th and July 1st to December 31st of each year.

	December 31, 2017		December 31, 2016		June 30, 2016
Net income for the periods ended in		2,001,178		1,053,594		1,258,835
Cash dividends declared	Ps	In the general assembly held in March 2018, 48.00 pesos per share payable in twelve installments of 4.00 pesos per share, from April 2018 to March 2019.	Ps	In the general assembly held in March 2017, 58.80 pesos per share payable in twelve installments of 4.90 pesos per share, from April 2017 to March 2018.	Ps	29.40 per share payable in six (6) installments of P.s. 4.90 per share between October 2016 and March 2017 (based on profits from the first half of 2016)
Common shares outstanding		15,170,666,914		15,240,124,702		15,258,916,143
Preferred shares outstanding		7,110,350,245		7,040,892,457		7,022,101,016
Total outstanding shares		22,281,017,159		22,281,017,159		22,281,017,159
Total dividends declared		1,069,489		1,310,124		655,062

Net income per share

•	Basic net income per share

Grupo Aval calculates basic net income per share by dividing net income for the year attributable to controlling interest of Grupo Aval parent company by the weighted average number of shares outstanding during the year (including common and preferred shares).

The following table summarizes the net income per share for the year ended as of December 31, 2018, 2017 and 2016:

	December 31,		December 31,		December 31,
	2018		2017		2016
Net income for the year	Ps.	5,184,551	Ps.	3,162,433	Ps.	3,516,936
Less: participation of non- controlling interests		(2,271,857)		(1,200,019)		(1,377,070)
Net income attributable to owners of the parent		2,912,694		1,962,414		2,139,866

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(929,656)		(622,215)		(674,042)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	1,983,038	Ps.	1,340,199	Ps.	1,465,824
Weighted average number of common shares outstanding used in basic EPS calculation (2)		15,169,502,784		15,216,468,601		15,262,660,115
Basic and Diluted earnings per share to common shareholders (pesos)		130.725		88.076		96.040
Basic and Diluted earnings per ADS in pesos (3)		2,614.51		1,761.51		1,920.80

Weighted average of the common and preferred shares used in the calculation of net income for basic shares (common and preferential)		22,281,017,159		22,281,017,159		22,281,017,159
Basic net income of the owners of the parent per share		130.725		88.076		96.040

(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

•	Diluted net income per share

At December 31, 2018, 2017 and 2016, Grupo Aval did not have any dilutive instruments.

Consolidated Comprehensive Income:

Components of Accumulated Other Comprehensive Income for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Foreign currency								Foreign currency		Unrealized		Unrealized
	translation								translation		gains		gains								Total
	differences from		Hedging		Hedging non-				differences from		(losses)		(losses)		Investments in		Actuarial				comprehensive
	hedged foreign		derivative		derivative		Cash flow		unhedged foreign		Debt		Equity		associates and		gains		Income		income, net of
	operations		instruments		instruments		hedges		operations		securities		securities		join ventures		(losses)		tax		taxes
Beginning balance 2015	Ps.	3,733,469	Ps.	(2,554,257)	Ps.	(1,239,064)	Ps.	(10,181)	Ps.	50,250	Ps.	(1,220,428)	Ps.	455,375	Ps.	111,570	Ps.	9,003	Ps.	1,641,196	Ps.	976,933
Current-period change		(475,000)		291,506		35,819		17,967		(125,161)		948,212		34,509		(20,061)		(41,228)		(364,356)		302,207
Ending balance 2016	Ps.	3,258,469	Ps.	(2,262,751)	Ps.	(1,203,245)	Ps.	7,786	Ps.	(74,911)	Ps.	(272,216)	Ps.	489,884	Ps.	91,509	Ps.	(32,225)	Ps.	1,276,840	Ps.	1,279,140
Current-period change		(47,197)		16,832		30,568		(2,340)		(91,497)		284,480		57,245		1,128		(100,232)		(73,617)		75,370
Ending balance 2017	Ps.	3,211,272	Ps.	(2,245,919)	Ps.	(1,172,677)	Ps.	5,446	Ps.	(166,408)	Ps.	12,264	Ps.	547,129	Ps.	92,637	Ps.	(132,457)	Ps.	1,203,223	Ps.	1,354,510
Change in politics		—		—		—		—		—		56,198		71,229		(3,691)		—		(19,723)		104,013
Current-period change		1,124,732		(547,310)		(576,881)		(19,789)		(299,804)		(107,084)		(134,084)		22,400		18,013		310,056		(209,751)
Ending balance 2018	Ps.	4,336,004	Ps.	(2,793,229)	Ps.	(1,749,558)	Ps.	(14,343)	Ps.	(466,212)	Ps.	(38,622)	Ps.	484,274	Ps.	111,346	Ps.	(114,444)	Ps.	1,493,556	Ps.	1,248,772

						Total comprehensive income,
		Non -controlling interest		Owners of the parent		net of taxes
Beginning balance 2015	Ps.	438,804	Ps.	538,129	Ps.	976,933
Current-period change		90,719		211,488		302,207
Ending balance 2016	Ps.	529,523	Ps.	749,617	Ps.	1,279,140
Current-period change		38,121		37,249		75,370
Ending balance 2017	Ps.	567,644	Ps.	786,866	Ps.	1,354,510
Change in politics		58,180		45,833		104,013
Current-period change		(73,825)		(135,926)		(209,751)
Ending balance 2018	Ps.	551,999	Ps.	696,773	Ps.	1,248,772

NOTE 26  - NON- CONTROLLING INTEREST

The following table includes financial information regarding each subsidiary of Grupo Aval that has significant non-controlling interests at December 31, 2018 and 2017:

December 31, 2018
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A. (1)	Colombia	61.75%	Ps.	5,071,562	Ps.	1,222,634	Ps.	(308,254)
Banco Bogotá S.A.	Colombia	31.26%		5,851,536		858,253		(332,297)
Banco de Occidente S.A.	Colombia	27.73%		305,790		110,321		(75,838)
Banco Comercial AV Villas S.A.	Colombia	20.13%		324,151		43,896		(15,425)
Banco Popular S.A.	Colombia	6.26%		211,600		36,753		(14,118)
		Total	Ps.	11,764,639	Ps.	2,271,857	Ps.	(745,932)

(1)	See note 1 Corporación Financiera Colombiana S.A. (dilution effect).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	Equity attributable to	Equity non controlling
Effect of dilution over Corficolombiana	owners of the parent	interest
Change %	Decrease - 6.54%		Increase – 6.54%

Effect equity
Additional paid - in capital	181,579		(181,579)

Value issuance of shares (see note 1)		Ps.	988,072

December 31, 2017
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year

Corporación Financiera Colombiana S.A.	Colombia	55.21%	Ps.	3,448,932	Ps.	462,137	Ps.	(340,402)
Banco Bogotá S.A.	Colombia	31.26%		5,395,664		619,515		(322,985)
Banco de Occidente S.A.	Colombia	27.73%		256,858		65,941		(84,339)
Banco Comercial AV Villas S.A.	Colombia	20.13%		298,651		27,263		(14,353)
Banco Popular S.A.	Colombia	6.26%		184,126		25,163		(6,690)
		Total	Ps.	9,584,231	Ps.	1,200,019	Ps.	(768,769)

The following table includes information regarding each subsidiary of Grupo Aval that has significant non- controlling interests to December 31, 2018 and 2017 (before eliminations):

December 31, 2018
												Cash Flow from
Entity		Assets		Liabilities		Total Income		Net Income		OCI		operating activities
Corporación Financiera Colombiana S.A.	Ps.	26,240,636	Ps.	18,121,948	Ps.	9,159,971	Ps.	2,068,518	Ps.	505,807	Ps.	4,597,371
Banco Bogotá S.A.		163,302,510		143,634,735		17,725,706		3,131,213		853,134		2,868,435
Banco de Occidente S.A.		38,921,610		34,415,453		4,040,260		416,294		29,097		339,411
Banco Comercial AV Villas S.A.		14,207,481		12,587,301		1,724,332		216,468		38,065		858,440
Banco Popular S.A.	Ps.	24,648,668	Ps.	21,757,734	Ps.	2,666,731	Ps.	354,961	Ps.	(7,631)	Ps.	1,106,042

December 31, 2017
												Cash Flow from
Entity		Assets		Liabilities		Total Income (1)		Net Income (1)		OCI		operating activities
Corporación Financiera Colombiana S.A.	Ps.	21,114,998	Ps.	15,872,265	Ps.	6,891,345	Ps.	563,553	Ps.	615,754	Ps.	3,428,076
Banco Bogotá S.A.		149,389,135		131,197,065		16,635,250		2,132,951		880,565		1,571,203
Banco de Occidente S.A.		37,746,874		33,342,596		4,338,753		377,687		187,037		797,598
Banco Comercial AV Villas S.A.		12,318,124		10,853,638		1,645,948		137,695		788		(1,295,251)
Banco Popular S.A.	Ps.	22,322,103	Ps.	19,651,056	Ps.	2,564,532	Ps.	205,694	Ps.	153,208	Ps.	756,955

(1)See note 2.32 Changes in presentation

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 27 – COMMITMENTS AND CONTINGENCIES

Capital Expenses Commitments

As of December 31, 2018, and 2017, Grupo Aval had contractual disbursement commitments of capital expenditures for Ps. 127,367 and Ps. 110,681, respectively.

Operating Lease Commitments

In the normal conduct of its operations, Grupo Aval executes contracts in order to receive property, plant and equipment in the form of operating leases, as well as certain intangibles; the following is the detail of rent payment commitments of operating leases in the forthcoming years:

	December 31,		December 31,
	2018(*)		2017
Up to one year	Ps.	234,510	Ps.	246,373
Greater than one year and up to five years		778,015		526,557
More than five years		624,025		233,239
Total	Ps.	1,636,550	Ps.	1,006,169

(*) During the year 2018 Banco de Bogotá leased 14 properties; Banco Popular and Alpopular leased 1 property each.

Contingencies

As of December 31, 2018, and 2017, Grupo Aval was party to administrative and legal proceedings as defendant; the claims of the proceedings were assessed based on analyses and opinions of responsible lawyers. The following legal contingencies were determined:

Labor Proceedings

As of December 31, 2018, and 2017, labor complaints had been recognized for Ps. 80,113 and Ps. 105,748 respectively. Historically, the majority of these proceedings have been resolved in favor of Grupo Aval and subsidiaries.

Civil Proceedings

As of December 31, 2018, and 2017, the result of the assessment of the claims of legal proceedings for civil suits, not including those with remote probability, reached an amount of Ps. 391,310 and Ps. 453,592 respectively.

Administrative, Tax Proceedings and Other Proceedings

Claims derived from administrative and judicial processes include those of fiscal responsibility over the concession contracts, tax proceedings and others. Filed by national and local tax authorities. These authorities may establish, in some cases, sanctions in which Grupo Aval and its affiliates may incur as a result of: (i) the performance of their duty as a withholder or collector of national and local taxes, and/or (ii) a higher value in their obligations as taxpayers. As of December 31, 2018, and 2017, the amount of the claims reached the sum of Ps. 241,092 and Ps. 81,117 respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Investigation of the Superintendency of Industry and Commerce in relation to the Ruta del Sol Project Sector 2

On September 13, 2018, the Superintendency of Industry and Commerce ("SIC") issued Resolution No. 67837 ordering an investigation and formulating charges against a number of individuals and entities, including Grupo Aval Acciones y Valores S.A. ("Grupo Aval"), Corporación Financiera Colombiana S.A. ("Corficolombiana"), Estudios y Proyectos del Sol S.A.S. ("Episol"), a company 100% owned by Corficolombiana and Concesionaria Ruta del Sol (CRDS), a company in which Corficolombiana participates with 33%. Likewise, the SIC decided to charge some current and former officials of Corficolombiana and Grupo Aval, including José Elías Melo Acosta, Luis Carlos Sarmiento Gutiérrez and Diego Fernando Solano Saravia.

The SIC argues alleged violations of the Colombian legal regime of free economic competition in the bidding process for the awarding of the Ruta del Sol Sector 2 Project. As a result of the above, the SIC formulated two charges against Corficolombiana, two charges against Episol, one charge against CRDS and one charge against Grupo Aval.

The formulation of charges made by the SIC corresponds to the opening of a formal investigation which, after the different stages of the proceeding are conducted, may result in the dismissal of the charges or in the imposition of economic sanctions. In this regard, numeral 15 of article 4 of Decree 2153 of 1992, modified by article 25 of Law 1340 of 2009, provides that for the violation of any of the provisions on protection of competition, the SIC may impose sanctions up to the amount of 100,000 current monthly minimum wages (currently Ps. 82,811 for each charge) or, if it turns out to be greater, up to 150% of the profits derived from the conduct by the offender. In case of an unfavorable decision, the maximum amount of an eventual penalty would impact the net attributable profit of Grupo Aval in Ps. 219,957.

Grupo Aval, Corficolombiana and Episol, as well as their officials subject to the investigation, submitted their respective defenses in October 2018, accompanied by documentary evidence and requests for the practice of evidence to debate the reasons that led the SIC to these accusations. Because the proceeding is yet at an initial stage, it is not possible to establish the time it will take the SIC to make a decision in relation to this case. There is also no certainty about the assessment of this contingency, since it will be the result of the investigation and analysis of the SIC in relation to the various documents of defense that were filed, which will lead to the dismissal of the charges or the possible imposition of a fine and graduation of the same.

Class Action before the Administrative Tribune of Cundinamarca in connection with the Ruta del Sol Project Sector 2

On January 26, 2017, the Procurator-General Office (Procuraduría General de la Nación or “PGN”) filed a class action against CRDS, (a company formed by Construtora Norberto Odebrecht S.A., Odebrecht Investimentos em Infraestructura Ltda., CSS Constructores S.A. and Episol), the National Infrastructure Agency ("ANI") and its members, for the violation of the collective rights of administrative morality, defense of public patrimony and access to public services, action that was conducted before the first section of the Administrative Tribunal of Cundinamarca ("TAC" ).

On December 6, 2018 the TAC, issued a first instance ruling in the referred class action against CRDS, and its shareholders including Episol, and other individuals and entities, including the former President of Corficolombiana, Jose Elias Melo Acosta. In its ruling, the TAC found the defendants jointly and severally liable for the damages caused to the collective interests and ordered the payment of Ps. 800,156 in favor of the Nation-Ministry of Transportation. Likewise, the TAC debarred the defendants for a term of ten years to contract with the Colombian government and to hold positions in public office. Subsequently, by order of February 8, 2019 alleging arithmetical errors in its ruling, the TAC corrected the amount of the sentence reducing it to an amount of Ps. 715,656.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The aforementioned ruling is not final since several appeals were filed against it by Episol and the other defendants, which were granted by the TAC in the suspensive effect on February 25, 2019. In the case of Episol, the appeal filed argues multiple substantive and procedural defects in accordance with which the decisions against it should be revoked.  A final decision will have to be reached by the Consejo de Estado (Colombia’s Supreme Court on administrative matters). It is not possible to establish the time it will take for the Consejo de Estado to make a decision in relation to this case. In the event that the decision of the TAC is confirmed and that Episol is compelled to assume the entire amount of the sentence, the maximum impact to the net attributable profit of Grupo Aval would be Ps. 273,720.

Investigations by United States authorities

The Department of Justice of the United States ("DOJ") and the United States Securities and Exchange Commission ("SEC") informed Grupo Aval that they had opened an investigation on matters related to the Ruta del Sol II project. Grupo Aval is cooperating with the DOJ and the SEC in these investigations. It is not possible to predict the decisions that the DOJ or the SEC will take as a result of the issues that are the subject of these investigations, nor the impact that such investigations and their outcome may have on Grupo Aval and / or its subsidiaries entities.

NOTE 28 – INCOME FROM CONTRACTS WITH CUSTOMERS

Below is a detail of the income and expenses for commissions and fees of contracts with customers for the years ended as of December 31, 2018, 2017 and 2016:

	December 31,		December 31,		December 31,
Income from commissions and fees	2018		2017		2016
Commissions on banking services	Ps.	2,718,482	Ps.	2,567,704	Ps.	2,436,692
Fees on credit cards		1,187,716		1,112,319		1,034,763
Pension and severance fund management		987,323		926,771		824,089
Trust activities		312,901		311,837		275,719
Storage services		156,638		169,815		186,068
Commissions on drafts, checks and checkbooks		49,645		60,768		67,832
Office network services		30,220		42,639		43,508
Other commissions		10,457		10,272		10,516
Total	Ps.	5,453,382	Ps.	5,202,125	Ps.	4,879,187

	December 31,		December 31,		December 31,
Commissions and Fees Expenses	2018		2017		2016
Banking Services	Ps.	(307,191)	Ps.	(332,811)	Ps.	(318,672)
Sales and Services Commissions		(171,680)		(119,987)		(99,659)
Affiliations to Pension Funds		(75,130)		(74,531)		(68,454)
Offices Network Services		(23,040)		(29,874)		(33,404)
Information Processing Services of Operators		(22,525)		(23,039)		(20,963)
Collection Service of Contributions to Financial Entities		(7,110)		(5,618)		(6,084)
Banks Guarantees		(128)		(88)		(87)
Fiduciary Businesses		(46)		(41)		(256)
Credit Cards		(12)		(2)		(14)
Other		(6,901)		(37,123)		(71,935)
Total	Ps.	(613,763)	Ps.	(623,114)	Ps.	(619,528)
Net commission and fee income	Ps.	4,839,619	Ps.	4,579,011	Ps.	4,259,659

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Below is the detail of the income and cost for goods and services for the years ended as of December 31, 2018, 2017 and 2016:

	December 31,		December 31,		December 31,
Income from sales of goods and services (2)	2018		2017 (1)		2016
Income from goods and services from non-financial sector	Ps.	7,943,420	Ps.	5,656,472	Ps.	6,534,933
Others operating income		182,594		136,378		119,690
Total income	Ps.	8,126,014	Ps.	5,792,850	Ps.	6,654,623

	December 31,		December 31,		December 31,
Cost for goods and services	2018		2017 (1)		2016
Cost of sales of companies from non-financial sector	Ps.	(3,812,993)	Ps.	(3,408,808)	Ps.	(4,283,588)
Allowance for impairment of loans and receivables		(21,829)		(22,239)		(2,007)
General and administrative expenses		(645,690)		(668,616)		(635,930)
Personnel expenses		(499,750)		(481,892)		(434,145)
Amortization		(317,035)		(300,325)		(223,929)
Depreciation		(100,388)		(79,981)		(83,991)
Bonus payments		(34,503)		(34,436)		(27,555)
Commissions and fees expenses		(32,876)		(24,361)		(19,384)
Donations expenses		(14,320)		(12,604)		(12,081)
Labor severances		(2,718)		(2,565)		(2,718)
Total costs for goods and services	Ps.	(5,482,102)	Ps.	(5,035,827)	Ps.	(5,725,328)
Net, income from non-financial sector	Ps.	2,643,912	Ps.	757,023	Ps.	929,295

(1)	See note 2.32. Changes in presentation
(2)	Grupo Aval has initially adopted IFRS 15 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5) (A).

NOTE 29 – NET TRADING INCOME

Net trading income includes income from client driven trading activities primarily conducted in markets, including foreign exchange, credit, rates and equities trading, as follows:

	December 31,		December 31,		December 31,
	2018		2017 (1)		2016 (1)
Trading investment income (2)
Fixed income securities	Ps.	98,024	Ps.	218,994	Ps.	369,184
Equities		57,477		177,448		127,431
Total trading investment income	Ps.	155,501	Ps.	396,442	Ps.	496,615
Derivatives income
Net income (loss) on financial derivatives (3)	Ps.	247,880	Ps.	(75,224)	Ps.	10,593
Other trading income (4)		179,328		240,144		217,490
Total derivatives income	Ps.	427,208	Ps.	164,920	Ps.	228,083
Total net trading income	Ps.	582,709	Ps.	561,362	Ps.	724,698

(1)	Grupo Aval has initially adopted IFRS 15 and IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Note 2 (2.5) (B).
(2)

Includes net trading income from investment securities held for trading, that reflects the interest from investment in debt securities, gains/losses from mark-to-market valuation from investment in equity and debt securities and net income from trading activities.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

(3)	Includes net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on trading derivatives.
(4)

Includes gains/losses from: (i) Net changes in the valuation of hedging derivatives from mark-to-market valuations from unhedged, (ii) the ineffective portion of the hedge, (iii) Transfers of due hedging derivatives from OCI to the statement of income.

NOTE 30 – OTHER INCOME AND EXPENSE

Below is a detail of the other income and expense in the years ended December 31, 2018, 2017 and 2016:

	December 31,		December 31,		December 31,
Other Income	2018		2017		2016
Foreign exchange gains (losses), net	Ps.	283,440	Ps.	424,483	Ps.	517,902
Share of profit of equity accounted investees, net of tax		197,715		171,964		140,765
Dividends		71,487		50,439		28,027
Gain on the sale of non-current assets held for sale		20,062		13,568		28,392
Net gain on sale of debt and equity securities		1,104		51,712		210,373
Gain on sale of assets (1)		390,472		10,581		21,148
Other income		394,401		428,998		729,499
Total other income	Ps.	1,358,681	Ps.	1,151,745	Ps.	1,676,106

(1)	For the year 2018, it includes the recognition of the sale profit with subsequent leasing of assets by Banco de Bogotá in Ps. 312,316 and Ps. 60,474 by Banco Popular.

	December 31,		December 31,		December 31,
Other Expense	2018		2017		2016
Personnel expenses	Ps.	(3,877,584)	Ps.	(3,671,117)	Ps.	(3,531,087)
Taxes and fees		(757,936)		(731,316)		(633,260)
Depreciation and amortization		(539,751)		(521,408)		(471,608)
Consultancy, audit and other fees		(569,276)		(460,978)		(355,590)
Affiliation contributions and transfers		(511,811)		(429,825)		(428,581)
Wealth tax (1)		—		(101,988)		(267,627)
Leases (Rent)		(476,590)		(431,507)		(440,777)
Maintenance and repairs		(378,433)		(392,271)		(317,170)
Insurance		(375,611)		(351,745)		(316,852)
Marketing		(327,539)		(314,657)		(344,423)
Warehouse services		(270,223)		(277,849)		(288,491)
Transportation services		(181,687)		(166,429)		(160,002)
Impairment losses other assets		(166,300)		(174,255)		(47,537)
Outsourcing services		(128,495)		(128,656)		(184,330)
Cleaning and security services		(126,822)		(131,451)		(138,693)
Supplies and stationary		(85,128)		(82,113)		(23,722)
Data processing		(81,426)		(73,872)		(81,682)
Adaptation and installation		(55,815)		(62,809)		(67,938)
Travel expenses		(52,584)		(48,193)		(54,275)
Other		(408,022)		(450,652)		(413,664)
Total other expense	Ps.	(9,371,033)	Ps.	(9,003,091)	Ps.	(8,567,309)

(1)      Grupo Aval and its subsidiaries in Colombia were subject to wealth tax for the years 2015, 2016 and 2017 by Law 1739 of 2014, based on their fiscal net asset value as of January 1, 2015, 2016 and 2017, greater or equal to Ps. 1,000, less the exclusions expressly provided for in the tax regulation, including the net asset value of the shares held in national companies. The wealth tax was calculated at progressive rates depending on the amount of liquid equity, and rates range between 0.20% and 1.15% in 2015, 0.15% and 1% in 2016, and 0.05% and 0.40% in 2017.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

31.1          Description of products and services from which each reportable segment derives its income

Grupo Aval is organized into five business segments comprised by the four main banks of Grupo Aval: Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular and Corficolombiana. All these banks and Corficolombiana, provide services relating to banking activities in Colombia and others countries in commercial, consumer, mortgage housing and microcredit banking. Corficolombiana´s core business is the active management of an equity portfolio.

31.2          Factors used by management to identify reportable segments

Operating segments identified above are based on the strategic organization of Grupo Aval in order to serve different sectors of the economy in Colombia.

31.3          Measurement of net income, assets and liabilities of operating segments

The Board of Directors of Grupo Aval reviews the financial information of each of its operating segments and assesses the performance of each segment based on Statements of Financial Position and the Statement of Income of each of them, and on certain credit risk indicators, as described in note 2.31.

31.4          Information on net income, assets and liabilities of reportable operating segments

The following is the detail of the reportable financial information summarized for each segment as of December 31, 2018, 2017 and 2016:

Statement of Financial Position

December 31, 2018

	Banco de		Banco de		Banco		Banco AV		Corficolombiana		Other
	Bogotá S.A.		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
Assets
Trading assets	Ps.	3,086,060	Ps.	1,670,934	Ps.	235,283	Ps.	302,226	Ps.	1,987,205	Ps.	212	Ps.	(77,608)	Ps.	7,204,312
Investment securities		11,238,754		5,070,964		2,900,778		1,225,551		3,189,297		—		(595,185)		23,030,159
Hedging derivatives assets		32,981		—		—		—		43		—		(2,886)		30,138
Investments in associates and joint ventures		4,157,015		1,247,935		396,289		2,347		759,222		—		(5,580,065)		982,743
Loans and receivables		111,018,238		26,996,654		18,287,166		11,027,826		2,575,561		—		(1,219,791)		168,685,654
Other Assets		33,769,462		3,935,123		2,829,152		1,649,531		17,729,308		3,924,117		(4,094,546)		59,742,147
Total Assets	Ps.	163,302,510	Ps.	38,921,610	Ps.	24,648,668	Ps.	14,207,481	Ps.	26,240,636	Ps.	3,924,329	Ps.	(11,570,081)	Ps.	259,675,153
Liabilities
Customer Deposits		108,404,522		25,592,232		17,571,388		11,425,400		3,805,028		—		(2,439,119)		164,359,451
Financial Obligations		28,560,065		6,881,717		3,139,013		647,872		9,673,342		4,376,021		(2,066,040)		51,211,990
Other Liabilities		6,670,148		1,941,504		1,047,333		514,029		4,643,578		443,591		(710,819)		14,549,364
Total Liabilities	Ps.	143,634,735	Ps.	34,415,453	Ps.	21,757,734	Ps.	12,587,301	Ps.	18,121,948	Ps.	4,819,612	Ps.	(5,215,978)	Ps.	230,120,805

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Statement of Income for the year 2018

	Banco de		Banco de		Banco Popular		Banco AV		Corficolombiana		Other
	Bogotá S.A.		Occidente S.A.		S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
External Income
Interest income	Ps.	11,136,903	Ps.	3,087,525	Ps.	2,192,941	Ps.	1,383,023	Ps.	556,068	Ps.	176	Ps.	—	Ps.	18,356,636
Commission and fee income		4,394,989		399,785		245,721		261,769		77,936		73,182		—		5,453,382
Income From Sales of Goods and Services		130,007		65,916		12,124		—		7,917,967		—		—		8,126,014
Participation in profit or loss associates and joint business		6,126		2,688		3,083		2,550		183,268		—		—		197,715
Dividends		4,855		286		2,314		1,399		62,633		—		—		71,487
Other Income		1,211,601		152,866		132,562		53,724		324,524		2,714		—		1,877,991
	Ps.	16,884,481	Ps.	3,709,066	Ps.	2,588,745	Ps.	1,702,465	Ps.	9,122,396	Ps.	76,072	Ps.	—	Ps.	34,083,225

Intersegment Income
Interest income	Ps.	58,463	Ps.	10,971	Ps.	3,681	Ps.	1,726	Ps.	30,590	Ps.	144	Ps.	(105,575)	Ps.	—
Commission and fee income		5,977		9,395		6,760		19,992		1,350		80,403		(123,877)		—
Income From Sales of Goods and Services		580		109,927		—		—		5,767		—		(116,274)		—
Participation in profit or loss associates and joint business		562,070		180,142		57,340		(3,230)		1,151		—		(797,473)		—
Dividends		12,894		2,414		9,355		1,614		1,211		—		(27,488)		—
Other Income		201,241		18,345		850		1,765		(2,494)		53,808		(273,515)		—
		841,225		331,194		77,986		21,867		37,575		134,355		(1,444,202)		—
Total income	Ps.	17,725,706	Ps.	4,040,260	Ps.	2,666,731	Ps.	1,724,332	Ps.	9,159,971	Ps.	210,427	Ps.	(1,444,202)	Ps.	34,083,225

Expenses
Interest expense	Ps.	4,328,845	Ps.	1,135,189	Ps.	850,707	Ps.	370,015	Ps.	781,037	Ps.	222,519	Ps.	(203,471)	Ps.	7,484,841
Impairment loss on loan and other accounts receivable		2,610,893		1,014,420		186,622		297,265		40,772		—		—		4,149,972
Depreciations and amortizations		363,264		77,174		50,819		33,438		7,750		7,306		—		539,751
Commission and fee expense		362,810		71,570		89,515		107,759		13,322		2,511		(33,724)		613,763
Costs and expenses of sales goods and services		254,904		242,943		13,962		—		5,011,808		(5,409)		(36,106)		5,482,102
Administrative Expenses		3,171,147		699,653		564,289		408,079		95,338		206,690		(504,736)		4,640,460
Other expense		2,552,588		418,471		402,933		190,005		233,165		(283,719)		324,752		3,838,195
Income tax expense		950,042		(35,454)		152,923		101,303		908,261		70,145		2,370		2,149,590
Total Expenses		14,594,493		3,623,966		2,311,770		1,507,864		7,091,453		220,043		(450,915)		28,898,674
Net income for the year	Ps.	3,131,213	Ps.	416,294	Ps.	354,961	Ps.	216,468	Ps.	2,068,518	Ps.	(9,616)	Ps.	(993,287)	Ps.	5,184,551

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.

Statement of income for 2018

	Banco de		Banco de		Banco		Banco AV		Corficolombiana			Other
	Bogotá S.A.		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.			segments (1)	Eliminations		Total
External Income
Revenue from contracts with customers (2)	Ps.	4,530,757	Ps.	582,571	Ps.	262,703	Ps.	281,761	Ps.	7,770,108	Ps.	437,292	Ps.	(285,796)	Ps.	13,579,396

Timing of revenue recognition
At a point in time		3,374,159		456,047		190,613		122,614		7,602,668		595		91,964		11,838,660
Over time		1,156,598		126,524		72,090		159,147		167,440		436,697		(377,760)		1,740,736

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.
(2)	Income from contracts with customers, see note 28.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Statement of Financial Position

Statement of Financial Position December 31, 2017 (2)

	Banco de		Banco de		Banco		Banco AV		Corficolombiana			Other
	Bogotá S.A.		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.			segments (1)	Eliminations		Total
Assets
Trading assets	Ps.	2,590,371	Ps.	584,470	Ps.	217,354	Ps.	328,070	Ps.	1,577,734	Ps.	1,075	Ps.	(170,986)	Ps.	5,128,088
Investment securities		11,316,584		5,215,334		2,655,936		670,278		2,626,170		—		(971,103)		21,513,199
Hedging derivatives assets		51,376		—		—		—		5,154		—		(1,269)		55,261
Investments in associates and joint ventures		3,417,702		672,169		10,965		1,597		820,125		—		(3,879,544)		1,043,014
Loans and receivables		104,243,806		27,480,881		17,034,186		9,977,597		2,785,100		—		(767,275)		160,754,295
Other Assets		27,769,296		3,794,020		2,403,662		1,340,582		13,300,715		3,737,676		(4,301,268)		48,044,683
Total Assets	Ps.	149,389,135	Ps.	37,746,874	Ps.	22,322,103	Ps.	12,318,124	Ps.	21,114,998	Ps.	3,738,751	Ps.	(10,091,445)	Ps.	236,538,540
Liabilities
Customer Deposits		100,947,244		26,169,109		15,968,499		10,086,106		4,095,692		—		(2,381,426)		154,885,224
Financial Obligations		25,294,735		5,802,728		2,778,675		212,914		8,875,171		4,947,839		(2,636,026)		45,276,036
Other Liabilities		4,955,086		1,370,759		903,882		554,618		2,901,402		581,996		(761,690)		10,506,053
Total Liabilities	Ps.	131,197,065	Ps.	33,342,596	Ps.	19,651,056	Ps.	10,853,638	Ps.	15,872,265	Ps.	5,529,835	Ps.	(5,779,142)	Ps.	210,667,313

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.
(2)	See note 2.32. Changes in presentation.

Statement of Income for the year 2017 (2)

	Banco de		Banco de		Banco Popular		Banco AV		Corficolombiana		Other
	Bogotá S.A.		Occidente S.A.		S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
External Income
Interest income	Ps.	11,241,897	Ps.	3,450,056	Ps.	2,196,753	Ps.	1,305,784	Ps.	547,028	Ps.	315	Ps.	—	Ps.	18,741,833
Commission and fee income		4,187,221		396,658		224,233		250,824		95,086		48,103		—		5,202,125
Income From Sales of Goods and Services		104,277		62,294		58,184		—		5,568,095		—		—		5,792,850
Participation in profit or loss associates and joint business		5,847		2,402		2,622		2,043		159,050		—		—		171,964
Dividends		1,321		370		1,991		1,514		45,243		—		—		50,439
Other Income		954,355		194,155		63,157		62,642		423,255		3,077		—		1,700,641
	Ps.	16,494,918	Ps.	4,105,935	Ps.	2,546,940	Ps.	1,622,807	Ps.	6,837,757	Ps.	51,495	Ps.	—	Ps.	31,659,852

Intersegment Income
Interest income	Ps.	72,910	Ps.	1,818	Ps.	1,047	Ps.	4,797	Ps.	62,097	Ps.	277	Ps.	(142,946)	Ps.	—
Commission and fee income		2,988		5,171		4,133		15,065		1,339		95,312		(124,008)		—
Income From Sales of Goods and Services		15		78,286		—		—		6,992		14,060		(99,353)		—
Participation in profit or loss associates and joint business		36,782		139,555		(376)		132		159		—		(176,252)		—
Dividends		3,101		5,494		6,810		1,170		1,244		—		(17,819)		—
Other Income		24,536		2,494		5,978		1,977		(18,243)		62,335		(79,077)		—
		140,332		232,818		17,592		23,141		53,588		171,984		(639,455)		—
Total income	Ps.	16,635,250	Ps.	4,338,753	Ps.	2,564,532	Ps.	1,645,948	Ps.	6,891,345	Ps.	223,479	Ps.	(639,455)	Ps.	31,659,852

Expenses
Interest expense	Ps.	4,594,100	Ps.	1,388,144	Ps.	977,441	Ps.	423,069	Ps.	852,501	Ps.	216,694	Ps.	(224,250)	Ps.	8,227,699
Impairment loss on loan and other accounts receivable		2,459,293		993,350		258,926		327,833		79,932		—		—		4,119,334
Depreciations and amortizations		361,621		69,255		45,417		29,897		5,881		9,337		—		521,408
Commission and fee expense		351,073		94,089		86,228		108,572		10,772		2,550		(30,170)		623,114
Costs and expenses of sales goods and services		238,836		206,532		26,764		—		4,577,538		(5,901)		(7,942)		5,035,827
Administrative Expenses		3,035,346		703,106		520,204		375,522		119,271		229,821		(470,122)		4,513,148
Other expense		2,491,823		390,812		334,944		180,186		241,854		(311,137)		375,613		3,704,095
Income tax expense		970,207		115,778		108,914		63,174		440,043		51,957		2,721		1,752,794
Total Expenses		14,502,299		3,961,066		2,358,838		1,508,253		6,327,792		193,321		(354,150)		28,497,419
Net income for the year	Ps.	2,132,951	Ps.	377,687	Ps.	205,694	Ps.	137,695	Ps.	563,553	Ps.	30,158	Ps.	(285,305)	Ps.	3,162,433

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.
(2)	See note 2.32. Changes in presentation.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Statement of Income of the year 2016 (3)

	(1) Banco de		Banco de		Banco		Banco AV		Corficolombiana		Other
	Bogotá S.A.		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (2)		Eliminations (1)		Total
External Income
Interest income	Ps.	10,481,965	Ps.	3,363,556	Ps.	2,042,878	Ps.	1,193,544	Ps.	442,398	Ps.	22,629	Ps.	—	Ps.	17,546,970
Commission and fee income		3,957,774		387,986		219,717		237,762		63,763		12,185		—		4,879,187
Income from sales of goods and services		4,037		56,109		31,704		—		6,577,127		(14,354)		—		6,654,623
Participation in profit or loss associates and joint business		(4,275)		(484)		388		729		144,407		—		—		140,765
Dividends		1,779		1,150		3,112		2,941		18,973		72		—		28,027
Other Income		1,527,712		233,645		183,730		99,701		363,491		4,715		—		2,412,994
	Ps.	15,968,992	Ps.	4,041,962	Ps.	2,481,529	Ps.	1,534,677	Ps.	7,610,159	Ps.	25,247	Ps.	—	Ps.	31,662,566

Intersegment Income
Interest income	Ps.	219,995	Ps.	2,893	Ps.	848	Ps.	6,223	Ps.	75,641	Ps.	—	Ps.	(305,600)	Ps.	—
Commission and fee income		900		4,386		2,282		13,170		2,115		—		(22,853)		—
Income from sales of goods and services		89,030		72,075		—		—		(82,407)		—		(78,698)		—
Participation in profit or loss associates and joint business		116,488		118,109		(1,206)		(1,923)		100		—		(231,568)		—
Dividends		—		20,336		25,293		—		944		—		(46,573)		—
Other Income		1,907,706		(9,116)		115		1,610		2,915		—		(1,903,230)		—
		2,334,119		208,683		27,332		19,080		(692)		—		(2,588,522)		—
Total income	Ps.	18,303,111	Ps.	4,250,645	Ps.	2,508,861	Ps.	1,553,757	Ps.	7,609,467	Ps.	25,247	Ps.	(2,588,522)	Ps.	31,662,566

Expenses
Interest expense	Ps.	4,568,469	Ps.	1,455,389	Ps.	995,070	Ps.	451,224	Ps.	947,603	Ps.	312,113	Ps.	(337,463)	Ps.	8,392,405
Impairment loss on loan and other accounts receivable		1,897,902		579,471		229,948		236,434		59,176		1,253		—		3,004,184
Depreciations and amortizations		352,618		64,252		40,449		24,787		4,513		997		(16,008)		471,608
Commission and fee expense		347,612		99,804		83,857		98,738		8,970		219		(19,672)		619,528
Costs and expenses of sales goods and services		195,564		195,894		31,503		—		5,292,651		(5,779)		15,495		5,725,328
Administrative Expenses		2,943,832		632,153		501,664		324,787		138,626		57,536		(189,399)		4,409,199
Other expense		2,414,696		363,398		293,930		158,243		104,944		(331,792)		463,050		3,466,469
Income tax expense		1,150,393		232,292		151,365		79,994		381,647		3,111		58,107		2,056,909
Total Expenses		13,871,086		3,622,653		2,327,786		1,374,207		6,938,130		37,658		(25,890)		28,145,630
Net income for the year	Ps.	4,432,025	Ps.	627,992	Ps.	181,075	Ps.	179,550	Ps.	671,337	Ps.	(12,411)	Ps.	(2,562,632)	Ps.	3,516,936

(1)	Includes Ps. 2,208,053 of income resulting from the desconsolidation of Corficolombiana.
(2)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.
(3)	See note 2.32. Changes in presentation.

Main eliminations of total income, expenses, assets and liabilities between segments with the corresponding consolidated entries at the level of Grupo Aval are:

•	Loans with financial obligations of entities mainly from non financial sector.
•	Investments in term deposits and outstanding bonds of in other segments.
•	Investments in subordinates elimination and record of non- controlling interests.
•	Expenses and incomes from commissions.

31.5          Analysis of Revenues by Products and Services

Grupo Aval’s revenues are analyzed by products and services, in the statement of income.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

31.6          Income by Country

Grupo Aval’s revenues for each individual country for which revenues are significant, are the following during the years ended December 31, 2018, 2017 and 2016:

	December 31, 2018		December 31, 2017		December 31, 2016
Colombia	Ps.	25,611,992	Ps.	23,824,994	Ps.	24,273,358
Panamá		1,527,626		1,410,766		1,333,843
Costa Rica		3,065,997		2,752,109		2,598,446
Guatemala		1,273,570		1,132,646		1,084,436
Other countries		2,604,040		2,539,337		2,372,483
Total Consolidated Revenues	Ps.	34,083,225	Ps.	31,659,852	Ps.	31,662,566

During the years ended December 31, 2018, 2017 and 2016, Grupo Aval’s reported no concentration of revenue in customers with more than a 10% share of revenue from ordinary activities.

The foregoing analysis is based on the customer's domicile. Income from off- shore entities of Colombian customers are reported as income from Colombia. The revenues include income from interest, fees, commissions and other operating income.

31.7          Non-current assets by Country

Grupo Aval’s non-current assets for each individual country for which non-current assets are significant, are as follows as of December 31, 2018 and 2017:

	Own – use Property, plant
December 31, 2018	and equipment, net		(*) Intangible assets
Colombia	Ps.	4,450,061	Ps.	8,625,595
Panamá		213,090		3,979,443
Costa Rica		378,554		100,631
Guatemala		108,167		15,988
Other countries		513,871		1,145,302
Total	Ps.	5,663,743	Ps.	13,866,959

(*)   see notes 15 to 18.

	Own – use Property, plant
December 31, 2017	and equipment, net		(*) Intangible assets
Colombia	Ps.	4,635,899	Ps.	5,868,867
Panamá		203,824		3,657,236
Costa Rica		366,800		89,343
Guatemala		98,778		16,714
Other countries		494,696		1,231,744
Total	Ps.	5,799,997	Ps.	10,863,904

(*)   see notes 15 to 18.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

NOTE 32 – UNCONSOLIDATED STRUCTURED ENTITIES

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

Nature and risks associated with Grupo Aval’s interests in unconsolidated structured entities

			Grupo
			Aval’s managed
December 31, 2018	Securitizations		funds		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	13,733	Ps.	2,181,725	Ps.	2,195,458
Other account receivables		—		34,431		34,431
Total assets in relation to the Grupo Aval’s interests in the unconsolidated structured entities		13,733		2,216,156		2,229,889
Grupo Aval’s maximum exposure (*)	Ps.	13,733	Ps.	2,216,156	Ps.	2,229,889

(*) Represent 1.35%, respectively of the Grupo Aval’s managed funds total assets.

			Grupo
			Aval’s managed
December 31, 2017	Securitizations		funds		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	19,602	Ps.	3,030,499	Ps.	3,050,101
Other account receivables		—		37,606		37,606
Total assets in relation to the Grupo Aval’s interests in the unconsolidated structured entities		19,602		3,068,105		3,087,707
Grupo Aval’s maximum exposure (*)	Ps.	19,602	Ps.	3,068,105	Ps.	3,087,707

 (*) Represent 1.92%, respectively of the Grupo Aval’s managed funds total assets.

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

In the normal course of operations, Grupo Aval has trust companies that manage collective investment funds and assets of third parties whose the managing trustees receive commissions. Additionally, Grupo Aval has the subsidiary Fondo de Pensiones y Cesantias Porvenir that manages mandatory pension funds and defined contribution plans. For management services provided by the trust and Porvenir, commissions vary according to the conditions of each fund or asset managed are received.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

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

NOTE 33 - TRANSFERS OF FINANCIAL ASSETS

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

Sales and repurchase agreements are transactions in which Grupo Aval sells securities and simultaneously agrees to repurchase them (or assets that are substantially the same) at a fixed price on a future date. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because Grupo Aval sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2018, the financial investments debt securities available-for-sale that are being used as collateral in repo operations amounted Ps. 4,029,816 (December 31, 2017 Ps. 2,878,772) see Note 9.5, and financial assets held for trading that are being used as collateral in repo operations amounted Ps. 1,139,782 (December 31, 2017 Ps. 843,075) see Note 8.4.

ii.	Securities lending

As of December 31, 2018, and 2017 Grupo Aval has not recorded securities lending.

B.	Transfer of financial assets that are derecognized in their entirety.

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

During the years ended at December 31, 2018, 2017 and 2016, Grupo Aval did not transfer financial assets to special purpose vehicles. However, before 2014, a subsidiary bank made a transfer of mortgage loans to unconsolidated special purpose vehicles as the bank did not have control over them. As a result, the mortgages loans were derecognized of the financial statements as of January 1, 2014, taking the exception under IFRS 1. In the securitization process, Grupo Aval received investment securities as payment for the transferred assets classified as investments at fair value adjusted in profit or loss at December 31, 2018, 2017 and 2016. At present, the subordinate bank collects the accounts receivable transferred to the vehicle, and such collected amounts are immediately transferred to the special purpose vehicle in charge of such accounts. For collecting the payments, Grupo Aval receives 1% as commission fee based on the collected accounts receivable. A loss can potentially occur if the costs incurred in the execution of the collecting service exceed the commission fee revenue received.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

The table below explain in detail the assets at December 31, 2017, 2016 and 2015 that represent the continuing involvement of Grupo Aval with the accounts receivable transferred and revenue obtained during the collecting process of such loans.

	December 31,		December 31,		December 31,
At the end of the year	2018		2017		2016
Financial assets (1)	Ps.	13,733	Ps.	19,602	Ps.	27,377
Income for commission and fees		79		136		96

(1)	Includes investments held for trading through profit or loss and available-for-sale investments.

The financial assets held for trading through profit or loss securities in the special purpose vehicle which managed the loans and receivables represents Grupo Aval´s maximum exposure to loss from its continuing involvement in the form of notes issued by unconsolidated securitization vehicles is their carrying amount.

NOTE 34 – RELATED PARTIES

To verify the correct identification of relationships and transaction with related parties, Grupo Aval has established a specific formal Procedure for the Identification and Disclosure of Balances and Transactions with Related Parties. Such procedure is communicated and made available to our personnel through Grupo Aval’s intranet. In application of this procedure, our members of the board of directors and our key management personnel are periodically required to identify close family members and entities over which such persons have significant influence.  Such process is conducted by a written request containing the criteria that such person must consider in order to provide information on close family members and entities that must be disclosed as their related parties.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Balances as of December 31, 2018 and 2017, with related parties, are detailed in the following tables:

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2018	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Cash and equivalents	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Financial assets in investments		—		—		920,170		—		—
Financial assets in credit operations		2,680		17,062		1,443,476		1,513,218		102,958
Accounts receivable		9		58		8,105		3,329		17
Other assets		—		—		20,348		5,030		—

Liabilities
Deposits	Ps.	100,199	Ps.	21,726	Ps.	70,960	Ps.	570,558	Ps.	23,470
Accounts payable		38		686		10,114		291,328		1
Financial obligations		1		3		102		7		—
Other liabilities		—		—		25,040		194		3

(*) Include family members

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2017	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Cash and equivalents	Ps.	—	Ps.	—	Ps.	11	Ps.	—	Ps.	67
Financial assets in investments		—		—		910,310		1,249		—
Financial assets in credit operations		3,066		10,665		1,492,067		1,301,697		3,385
Accounts receivable		11		33		59,588		4,421		—
Other assets		—		—		156,636		3,661		18

Liabilities
Deposits	Ps.	21,257	Ps.	20,192	Ps.	2,535,339	Ps.	1,566,160	Ps.	1,275
Accounts payable		103		700		15,353		322,275		18,671
Financial obligations		4		10		16,435		1,249		—
Other liabilities		—		4		7,424		49		—

(*) Include family members

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Transactions during the years ended as of December 31, 2018, 2017 and 2016, with related parties are as follows:

a.	Profit or loss

	Individuals			Entities
	Individuals with					Entities with
	control		Key	Associates	Entities	significant
	over Grupo		management	and joint	controlled by	influence by
December 31, 2018	Aval (*)		personnel (*)	ventures	individuals	individuals

Income
Interest income	Ps.	216	907	101,539	131,368	4,789
Fee income and commissions		5	58	6,664	65,615	5
Leases		—	—	45	315	—
Other income		4	243	241,797	4,252	—

Expenses
Financial expenses		(216)	(740)	(735)	(17,322)	(22)
Fee expenses and commissions		(4)	(1,549)	(14,741)	(1,796)	(5)
Operating expenses		—	(25,808)	(53)	(4,013)	—
Other expenses		(16)	(496)	(30,250)	(27,034)	—

(*) Include family members

	Individuals			Entities
						Entities
						with
	Individuals with				Entities	significant
	control		Key	Associates	controlled	influence
	over Grupo		management	and joint	by	by
December 31, 2017	Aval (*)		personnel (*)	ventures	individuals	individuals

Income
Interest income	Ps.	164	757	155,690	123,671	543
Fee income and commissions		5	48	26,249	57,180	—
Leases		—	—	321	301	—
Other income		4	59	236,871	6,391	—

Expenses
Financial expenses		(243)	(1,197)	(129,335)	(30,431)	(6)
Fee expenses and commissions		(4)	(1,510)	(24,039)	(3,276)	(1)
Operating expenses		—	(9,706)	(3,572)	(1,892)	(113)
Other expenses		—	(1,635)	(32,691)	(34,400)	—

(*) Include family members

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	Individuals			Entities
						Entities
						with
	Individuals with				Entities	significant
	control		Key	Associates	controlled	influence
	over Grupo		management	and joint	by	by
December 31, 2016	Aval (*)		personnel (*)	ventures	individuals	individuals

Income
Interest income	Ps.	28	321	81,646	64,299	789
Fee income and commissions		4	28	12,717	33,659	—
Leases		—	—	66	290	30
Other income		440	—	171,405	2,957	9,915

Expenses
Financial expenses		(84)	(656)	(88,800)	(19,064)	—
Fee expenses and commissions		(333)	(931)	(15,451)	(2,674)	(143)
Operating expenses		—	(5,588)	(75)	(2,060)	(1)
Other expenses		(11)	(1,390)	(193,762)	(15,159)	(811)

(*) Include family members

Outstanding amounts are not guaranteed and shall be liquidated in cash. Guarantees have not been granted or received. No expense has been recognized during the current period nor in previous periods with respect to uncollectable or accounts of doubtful collection relating to amounts in debt by related parties.

b.	Compensation of Key Management Personnel

The compensation received by the key personnel of the management comprises the following:

	Year ended as of
	December 31,		December 31,		December 31,
Items	2018		2017		2016
Salaries	Ps.	18,123	Ps.	17,073	Ps.	15,731
Short term benefits for employees		3,244		3,167		10,664
Total	Ps.	21,367	Ps.	20,240	Ps.	26,395

Transactions with our related parties correspond primarily to the normal course of banking business activities made under market conditions. Such transactions include demand and saving deposits, time deposits, commercial, consumer and mortgage loans, financial leases, payment of dividends and or interest.

NOTE 35 – SUBSEQUENT EVENTS

At the General Meeting of Shareholders that took place on March 29, 2019, it was declared a dividend of Ps. 5.00 per month for the preferred and common shares, during period of twelve-month between April, 2019 and March 2020, for a total dividend of Ps. 1,336,861 according to the following:

Net income for period ended December 31, 2018 included in the unconsolidated financial statements of Grupo Aval	2,887,749
Occasional reserve release at the disposal of the General Meeting of Shareholders	6,265,450

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Total Income available for disposal of the General Meeting of Shareholders		9,153,199

Cash Dividends		Ps. 60 per share payable in twelve monthly installments of Ps. 5.00 per share, from April 2019 to March, 2020.
Total shares outstanding		22,281,017,159
Total dividends declared	Ps.	1,336,861

To Occasional reserve at the disposal of General Meeting of Shareholders		7,816,338

In a meeting held on March 29 2019, Grupo Aval’s Board of Directors approved the presentation of the consolidated financial statements under Colombian IFRS and the accompanying notes for the period ended December 31, 2018, for consideration of the General Meeting of Shareholders.

NOTE 36 – PARENT COMPANY INFORMATION

Condensed separate statement of financial position

The following are the condensed separate (alone) statements of financial position of Grupo Aval Acciones y Valores S.A., at December 31, 2018, and 2017 and condensed separate statements of income and statement of cash flows for the fiscal year ended December 31, 2018, 2017 and 2016.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Condensed separate Statement of Financial Position

	December 31,
	2018		2017
Current Assets
Cash and cash equivalents	Ps.	38,667	Ps.	35,478
Trading securities		1,543		453
Accounts receivable from related parties		267,640		274,323
Other assets		517		513
Total current assets	Ps.	308,367	Ps.	310,767

Non current Assets
Investments in subsidiaries		19,932,376		18,589,623
Property plant and equipment		2,414		2,851
Deferred tax		476		—
Total non current assets	Ps.	19,935,266	Ps.	18,592,474

Total assets	Ps.	20,243,633	Ps.	18,903,241

Current liabilities
Borrowings at amortized cost		2,808		290,101
Outstanding bonds at amortized cost		284,758		5,725
Accounts payable		405,372		440,318
Other non-financial liabilities		1,214		1,233
Total current liabilities	Ps.	694,152	Ps.	737,377

Long-term liabilities
Borrowings at amortized cost		541,924		253,503
Outstanding bonds		824,520		1,104,080
Deferred tax liabilities		—		33
Total non current liabilities	Ps.	1,366,444	Ps.	1,357,616

Total liabilities	Ps.	2,060,596	Ps.	2,094,993

Equity
Shareholders’ equity		18,183,037		16,808,248

Total liabilities and shareholders’ equity	Ps.	20,243,633	Ps.	18,903,241

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

	December 31,		December 31,		December 31,
Condensed separate Statement of Income	2018		2017		2016
Operating revenue
Equity method income, net		2,893,435		2,005,155		2,330,814
Other revenue from ordinary activities		285,218		234,502		77,387
Total operating revenue	Ps.	3,178,653	Ps.	2,239,657	Ps.	2,408,201

Expenses, net
Administrative expenses		75,348		89,823		98,130
Other expenses		166		274		168
(Losses) gains from exchange differences		(1,601)		98		(1,085)
Operating income	Ps.	3,101,538	Ps.	2,149,658	Ps.	2,308,818

Financial expenses		118,892		133,171		125,585

Net income before taxes	Ps.	2,982,646	Ps.	2,016,487	Ps.	2,183,233
Income tax expense		66,662		51,568		5,620
Net income	Ps.	2,915,984	Ps.	1,964,919	Ps.	2,177,613

	December 31,		December 31,		December 31,
Condensed separate Cash flow	2018		2017		2016
Net income	Ps.	2,915,984	Ps.	1,964,919	Ps.	2,177,613
Adjustments to reconcile net income to net cash used by operating activities		(1,773,713)		(867,042)		(1,726,296)
Net cash provided by operating activities		1,142,271		1,097,877		451,317
Net cash provided (used in) by investing activities		(11,185)		(8,830)		(55,374)
Net cash (used in) provided by financing activities		(1,127,897)		(1,100,849)		(360,827)
Increase (decrease) in cash and cash equivalents		3,189		(11,802)		35,116
Cash and cash equivalents at beginning of year		35,478		47,280		12,164
Cash and cash equivalents at end of year	Ps.	38,667	Ps.	35,478	Ps.	47,280

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

For the years ended December 31, 2018, 2017 and 2016

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

Investment in subsidiaries companies

Based on the IAS 27, when an entity prepares separate financial statements it shall account for investments in subsidiaries either: a) at cost or b) at fair value, in accordance with IFRS 9 or c) using the equity method. Accordingly Grupo Aval accounts its investments in subsidiaries using the equity method.

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

Appropriate adjustments to Grupo Aval’s investments in the subsidiary after acquisition are made to account for example for depreciation of assets acquired in the business combination process based on their fair value at the acquisition date and for the impairment losses in such assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(Amounts expressed in millions of Colombian pesos, except convenience translation, which is expressed in millions of U.S. dollars)

Investment in Subsidiaries

Investment in subsidiaries as of December 31, 2018 and 2017 comprise the following:

	December 31, 2018			December 31, 2017
	Ownership			Ownership
	interest held			interest held
	by Grupo	Book		by Grupo	Book
Subsidiary	Aval	Value		Aval	Value
Banco de Bogotá S.A.	68.74%	Ps.	11,905,815	68.74%	Ps.	11,000,669
Banco de Occidente S.A.	72.27%		3,183,351	72.27%		3,174,228
Banco Comercial AV Villas S.A.	79.87%		1,290,056	79.87%		1,190,740
Banco Popular S.A.	93.74%		2,923,562	93.74%		2,710,218
Corporación Financiera Colombiana S.A.	38.25%		674,484	44.79%		504,962
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	75.69%		440,707	75.69%		401,341
Grupo Aval Limited	100.00%		(347,082)	100.00%		(315,227)
Grupo Aval International Limited	100.00%		(138,517)	100.00%		(77,308)
		Ps.	19,932,376		Ps.	18,589,623

Outstanding bonds

Bonds at December 31, 2018 and 2017 comprise the following:

					Amounts outstanding
Issuance date	Tranches		Maturity	Coupon rate	2018		2017

June, 2017	Ps.	100,000	June, 2020	IPC + 2.69%	Ps.	100,065	Ps.	100,074
June, 2017		300,000	June, 2042	IPC + 3.99%		300,237		300,264
November, 2016		93,000	November, 2026	IPC + 3.86%		93,690		93,758
November, 2016		207,000	November, 2036	IPC + 4.15%		208,597		208,750
December, 2009		279,560	December, 2019	IPC + 4.84%		281,341		281,528
December, 2009		124,520	December, 2024	IPC + 5.20%		125,348		125,431
Total Bonds	Ps.	1,104,080			Ps.	1,109,278	Ps.	1,109,805

The scheduled maturities of bonds as of December 31, 2018 are as follows

Period	Amount
2019		284,758
2020		100,000
2021 and thereafter		724,520
Total	Ps.	1,109,278

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ Luis Carlos Sarmiento Gutiérrez
	Name:	Luis Carlos Sarmiento Gutiérrez
	Title:	President

Date: April 25, 2019

286