Form 20-F
period 2019-12-31
Grupo Aval Acciones Y Valores S.A.
filed 2020-04-27
CIK 1504764

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-36631

GRUPO AVAL ACCIONES Y VALORES S.A.

(Exact name of Registrant as specified in its charter)

Republic of Colombia

(Jurisdiction of incorporation)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive offices)

Jorge Adrián Rincón

Chief Legal Counsel

Grupo Aval Acciones y Valores S.A.

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

Phone: (+57 1) 743-3222

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

*     Grupo Aval Acciones y Valores S.A.’s preferred shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to the requirements of the New York Stock Exchange under the trading symbol(s): AVAL.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

Preferred shares: 7,143,227,185

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☒

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso”, “pesos”, or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars”, “dollars” or “U.S.$” are to United States dollars. This annual report translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in pesos as of a specified date at the then prevailing exchange rate may result in the presentation of U.S. dollar amounts that differ from U.S.  dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this annual report, all such peso amounts have been translated at the rate of  Ps 3,277.14 per U.S.$1.00, which was the representative market rate published on December 31, 2019. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 24, 2020 the representative market rate was Ps 4,020.94 per U.S. $1.00.

Definitions

In this annual report, unless otherwise indicated or the context otherwise requires, the terms:

•	“Grupo Aval”, “we”, “us”, “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;
•	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., and their respective consolidated subsidiaries;
•	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;
•	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;
•	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;
•	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;
•	“BAC Credomatic” or “BAC” means BAC Credomatic Inc. and its consolidated subsidiaries;
•	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;
•	“LB Panamá” means Leasing Bogotá S.A., Panamá and its consolidated subsidiaries;
•	“Multi Financial Group” or “MFG” means Multi Financial Group Inc. and its consolidated subsidiaries.
•	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary; and
•

“Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a supervisory authority ascribed to the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), or the “Ministry of Finance”, holding the inspection, supervision and control authority over the individuals or entities involved in financial activities, securities markets, insurance and any other operations related to the management, use or investment of resources collected from the public, as well as inspection and supervision authority over the holding companies of financial conglomerates in Colombia.

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

Financial statements

We are a financial holding company and an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Emisores y Valores), and in this capacity, we are subject to inspection and surveillance by the Superintendency of Finance and required to comply with corporate governance and periodic reporting requirements to which all financial holdings and issuers are subject. We are not a financial institution in Colombia and we are not supervised or regulated as a financial institution. Since February 6, 2019, we are subject to the inspection and surveillance of the Superintendency of Finance as the financial holding company of the Aval Financial Conglomerate and we are required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”. All of our Colombian financial subsidiaries, including Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, and their respective financial subsidiaries, are entities under the direct comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance and, in the case of BAC Credomatic, subject to inspection and surveillance as a financial institution by the relevant regulatory authorities in each country where BAC Credomatic operates.

Our consolidated financial statements at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018, and 2017 are included in this annual report and referred to as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for future periods. We have prepared the audited consolidated financial statements included herein in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Grupo Aval adopted IFRS 16 using the modified retrospective approach with the cumulative effect of initial adoption being recognized on January 1, 2019. Grupo Aval has not restated comparatives for prior reporting periods, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening Consolidated Statement of Financial Position on January 1, 2019. For more information on the effects of the adoption on Grupo Aval, please refer to “Note 2.4 Changes in Accounting Policies—A. IFRS 16 Leases” of our audited consolidated financial statements.

For comparative purposes, following the adoption of IFRS 9 on January 1, 2018, Grupo Aval adjusted the presentation of financial instruments in the consolidated statement of financial position for prior reporting periods. In addition, following the adoption of IFRS 15 on January 1, 2018,  Grupo Aval adjusted the presentation of revenue from contracts with customers within the consolidated statements of income for prior reporting periods.

We and our Colombian subsidiaries prepare consolidated financial statements for publication in Colombia under IFRS as adopted by the Superintendency of Finance in accordance with Decree 1851 of 2013 and 3023 of 2013, as modified by Decrees 2420 and 2496 of 2015, 2131 of 2016, 2170 of 2017, 2483 of 2018 and 2270 of 2019 (which we refer to as “Colombian IFRS”). Prior to January 1, 2018, Colombian IFRS differed from IFRS as issued by the IASB in certain material respects. Starting on January 1, 2018, Grupo Aval’s consolidated financial statements for publication in Colombia do not differ from the consolidated financial statements prepared under IFRS as issued by the IASB.

Separate financial statements under Colombian IFRS are based on IFRS issued by the IASB in Spanish as of December 31, 2018, and requirements pursuant to certain Colombian regulations. As a result, rules subsequently issued by the IASB are not applicable under Colombian IFRS. Our separate financial statements for local purposes, differed from IFRS as issued by the IASB in the following principal aspects:

•

Wealth tax, created by the Colombian congress in 2014 and to be paid by companies during 2015, 2016 and 2017, calculated based on the value of their shareholder’s equity can be recorded against equity reserves. However, under IFRS, according to IFRIC 21, wealth tax liabilities must be recorded in the statement of income.

•

Loss allowances are calculated based on specific rules of the Financial and Accounting Basic Circular (Circular Básica Contable y Financiera) issued by the Superintendency of Finance (which is applied in the local separate financial statements), whereas under IFRS, loss allowances were calculated according to the criteria set forth in IAS 39 and recorded in the statement of income until December 31, 2017 and under IFRS 9 beginning on January 1, 2018.

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

These measures should not be construed as an alternative to IFRS measures and should not be compared to similarly titled measures reported by other companies, which may evaluate such measures differently from how we do. For ratios and measures of financial performance, see “Item 3. Key Information—A. Selected financial data— Ratios and Measures of Financial Performance”.

Market share and other information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications. We have presented this data on the basis of information from third-party sources that we believe are reliable, including, among others, the International Monetary Fund, or “IMF”, the Superintendency of Finance, the Colombian Banking Association (Asociación Bancaria y de Entidades Financieras de Colombia) or “Asobancaria”, the Colombian Stock Exchange, the Colombian National Bureau of Statistics (Departamento Administrativo Nacional de Estadística), or “DANE”, the World Bank, the Superintendency of Banks in Panama (Superintendencia de Bancos de Panamá), the Superintendency of Financial Institutions in Costa Rica (Superintendencia General de Entidades Financieras), the Superintendency of Banks in Guatemala (Superintendencia de Bancos de Guatemala), the National Commission of Banks and Insurances in Honduras (Comisión Nacional de Bancos y Seguros), the Financial System Superintendency in El Salvador (Superintendencia del Sistema Financiero) and the Superintendency of Banks and Other Financial Institutions in Nicaragua (Superintendencia de Bancos y Otras Instituciones Financieras). Industry and government publications, including those referenced herein, generally state that the information presented has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Unless otherwise indicated, gross domestic product, or “GDP”, figures with respect to Colombia in this annual report are based on the 2015 base year data series published by DANE. Although we have no reason to believe that any of this information or these reports is inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. We do not make any representation or warranty as to the accuracy of such information.

IMF’s April 2020 World Economic Outlook (WEO) database does not contain all the usual analytical groups and countries and contains only these indicators: real GDP growth, consumer price index, current account balance, unemployment, per capita GDP growth, and fiscal balance. Projections for these indicators are provided only through 2021 due to the high level of uncertainty in current global economic conditions. Therefore, some information used herein refers expressly to the October 2019 WEO as the last information available.

Our consolidated statement of financial position and statement of income reflect information prepared under IFRS, while comparative disclosures of our financial and operating performance and that of our competitors are based on separate information prepared under Colombian IFRS as reported to the Superintendency of Finance. We, our banking subsidiaries, Corficolombiana and Porvenir also report separate financial data to the Superintendency of Finance under Colombian IFRS. Unless otherwise indicated or the context otherwise requires, market share and other data comparing our performance to that of our competitors reflects the separate results of our banking subsidiaries, Corficolombiana, Porvenir and BAC Credomatic. “Grupo Aval aggregate” data throughout this annual report reflects the sum of the separate financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas) as reported to the Superintendency of Finance under Colombian IFRS, and it is used for purposes of comparing our performance against that of our peer banks. These separate financial statements under Colombian IFRS do not reflect the consolidation of subsidiaries such as Corficolombiana, Porvenir or LB Panamá, are not intended to reflect the consolidated financial results of Grupo Aval and are not necessarily indicative of the results for any other future period. Except where otherwise indicated, financial and market share data pertaining to BAC Credomatic and its competitors has been presented in accordance with IFRS and is based on publicly available information filed with regulators. All information regarding our market share and other comparative ratios and measures of financial performance to those of our competitors is presented on a separate basis under Colombian IFRS, in the case of our Colombian banking subsidiaries, Corficolombiana and Porvenir, and it is based on publicly available information filed with the Superintendency of Finance.

Throughout this document, unless otherwise noted, references to average consolidated statement of financial position for 2019, 2018, 2017, 2016 and 2015 have been calculated as follows: the average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year.

Banks, merchant banks (corporaciones financieras) and financing companies (compañías de financiamiento comercial) are deemed credit institutions by the Superintendency of Finance and are the principal institutions authorized to accept deposits and make loans in Colombia. Banks undertake traditional deposit-taking and lending activities. Financing companies place funds in circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations. Merchant banks invest directly in the real economy and thus are the only credit institutions that may invest in non-financial sectors. Banks are permitted to invest in merchant banks. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”. In Colombia, we operate four banks, one merchant bank and one financing company (under voluntary liquidation), and our market share is determined by comparing our banks to other banks reporting their results to the Superintendency of Finance.

We consider our principal competitors in Colombia to be Bancolombia S.A., or “Bancolombia”, Banco Davivienda S.A., or “Davivienda”, and Banco Bilbao Vizcaya Argentaria Colombia S.A., or “BBVA Colombia”, which are the three leading banking groups in Colombia after Grupo Aval.

The principal competitors of Porvenir, our pension and severance fund administrator, include Administradora de Fondos de Pensiones y Cesantías Protección S.A., or “Protección”, Colfondos S.A. Pensiones y Cesantías, or “Colfondos”, and Skandia Administradora de Fondos de Pensiones y Cesantías S.A., or “Skandia”. Corficolombiana, our merchant bank, is a merchant bank (corporación financiera), and its competitors include Banca de Inversión Bancolombia S.A., J.P. Morgan Corporación Financiera S.A., BNP Paribas Colombia Corporación Financiera S.A. and Corporación Financiera GNB Sudameris S.A.

Our principal competitors in Central America include Bancolombia, Banco General, Banco Industrial, Banco Promerica, Davivienda and Banrural.

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

“Non-controlling interest” refers to the participation of minority shareholders in a subsidiary’s equity or net income, as applicable.

FORWARD-LOOKING STATEMENTS

Some of the matters discussed in this annual report concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 “Reform Act” including such statements contained in “Item 3. Key Information—D. Risk factors”, “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—B. Business overview”.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in Colombian, Central American, regional and international business and economic, political or other conditions;
•	developments affecting Colombian, Central American and international capital and financial markets;
•	government regulation and tax matters and developments affecting our company and industry;
•	declines in the oil and affiliated services sector in the Colombian and global economies;
•	increases in defaults by our customers;
•	increases in goodwill impairment losses, or other impairments;
•	decreases in deposits, customer loss or revenue loss;
•	increases in allowances for contingent liabilities;
•	our ability to sustain or improve our financial performance;
•	increases in inflation rates, particularly in Colombia and in jurisdictions in which we operate in Central America;
•	the level of penetration of financial products and credit in Colombia and Central America;
•	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;
•	decreases in the spread between investment yields and implied interest rates in annuities;
•	movements in exchange rates;

•	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;
•	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;
•	decreases in the level of capitalization of our subsidiaries;
•	changes in market values of Colombian and Central American securities, particularly Colombian government securities;
•	adverse legal or regulatory disputes or proceedings;
•	successful integration and future performance of acquired businesses or assets;
•	natural disasters, public health crises or internal security issues affecting countries where we operate;
•	loss of any key member of our senior management; and
•	other risk factors as set forth under “Item 3. Key Information—D. Risk factors” or “Item 5. Operating and Financial Review and Prospects—D. Trend information”.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “could”, “would”, “plan”, “predict”, “potential” and similar words are intended to identify estimates and forward-looking statements. All statements addressing our future operating performance, and statements addressing events and developments that we expect or anticipate will occur in the future, are forward-looking statements within the meaning of the Reform Act. Estimates and forward-looking statements are intended to be valid only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to the factors mentioned above, among others. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.          Offer statistics

Not applicable.

B.          Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.          Selected financial data

The following financial data of Grupo Aval at December 31, 2019 and 2018 and for the years ended December 31,  2019, 2018 and 2017 have been derived from our audited consolidated financial statements prepared in accordance with IFRS, included in this report. We have derived our selected statement of financial position data as of December 31, 2017, 2016, and 2015 and our consolidated statement of income data prepared in accordance with IFRS for the years ended December 31, 2016 and 2015 from our consolidated financial statements not included in this annual report. For comparative purposes, following the adoption of IFRS 9 on January 1, 2018, Grupo Aval adjusted the presentation of financial instruments in the consolidated statement of financial position for prior reporting periods. In addition, Grupo Aval adjusted the presentation of revenue from contracts with customers within the consolidated statements of income for prior reporting periods.  Our historical results are not necessarily indicative of results to be expected for future periods.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes, “Presentation of financial and other information” and “Item 5. Operating and Financial Review and Prospects” included in this annual report.

Statement of income

IFRS

			Grupo Aval
	For the years ended December 31,
	2019	2018	2017	2016	2015
	(in Ps billions, except share and per share data)
Total interest income	19,552.7	18,356.6	18,741.8	17,547.0	14,075.6
Total interest expense	(8,267.2)	(7,484.8)	(8,227.7)	(8,392.4)	(5,751.5)
Net interest income	11,285.5	10,871.8	10,514.1	9,154.6	8,324.1
Impairment loss on loans and other accounts receivable	(4,194.0)	(4,150.0)	(4,119.3)	(3,004.2)	(2,127.7)
Impairment (loss) recovery on other financial assets	60.0	32.5	(0.1)	(70.4)	(6.2)
Recovery of charged-off financial assets	378.9	320.1	264.6	290.4	219.7
Net impairment loss on financial assets	(3,755.1)	(3,797.3)	(3,854.9)	(2,784.2)	(1,914.3)
Net income from commissions and fees	5,455.3	4,839.6	4,579.0	4,259.7	3,662.3
Gross profit from sales of goods and services	2,374.8	2,643.9	757.0	929.3	838.6
Net trading income	761.9	582.7	561.4	724.7	245.2
Net income from other financial instruments mandatorily at fair value through profit or loss	217.6	205.8	209.9	181.0	153.1
Other income	1,283.0	1,358.7	1,151.7	1,676.1	1,550.7
Other expenses	(10,171.3)	(9,371.0)	(9,003.1)	(8,567.3)	(7,635.1)
Income before income tax expense	7,451.7	7,334.1	4,915.2	5,573.8	5,224.7
Income tax expense	(2,086.3)	(2,149.6)	(1,752.8)	(2,056.9)	(1,879.0)
Net income for the year	5,365.5	5,184.6	3,162.4	3,516.9	3,345.7
Net income for the year attributable to:
Owners of the parent	3,034.4	2,912.7	1,962.4	2,139.9	2,041.4
Non-controlling interest	2,331.0	2,271.9	1,200.0	1,377.1	1,304.3

Earnings per 1,000 shares (basic and diluted earnings):
Common shares (in pesos)	136,188.1	130,725.4	88,075.6	96,039.9	91,619.0
Earnings per 1,000 shares (basic and diluted earnings):
Preferred shares (in pesos)	136,188.1	130,725.4	88,075.6	96,039.9	91,619.0
Dividends per 1,000 shares(1):
Common and preferred shares (in pesos)	60,000.0	60,000.0	48,000.0	88,200.0	58,800.0

Weighted average number of shares:
Outstanding common shares in thousands	15,158,004.8	15,169,502.8	15,216,468.6	15,262,660.1	15,309,380.7
Outstanding preferred shares in thousands	7,123,012.3	7,111,514.4	7,064,548.6	7,018,357.0	6,971,636.5
Outstanding common and preferred shares in thousands	22,281,017.2	22,281,017.2	22,281,017.2	22,281,017.2	22,281,017.2

(1)

Until 2016, Grupo Aval declared dividends semi-annually in March (from the net income generated in the six-month period between July 1 and December 31 of the previous year) and in September (from the net income generated in the six-month period between January 1 and June 30 of the ongoing year) of each year. Since March 2017, the Company declares dividends on an annual basis (from the net income generated in the twelve-month period between January 1 and December 31 of the previous year). Dividends per 1,000 shares figures for 2016 include dividends declared in September 2016 from the net income generated in the six-month period ended June 30, 2016 and dividends declared in March 2017 from the net income generated in the six-month period ended December 31, 2016, which was paid in twelve equal installments between April 2017 and March 2018.

Statement of financial position

			Grupo Aval
	At December 31,
	2019	2018	2017	2016	2015
	(in Ps billions)
Assets:
Cash and cash equivalents	30,117.2	28,401.3	22,336.8	22,193.0	22,285.0
Trading assets	9,113.7	7,204.3	5,128.1	4,593.7	5,608.2
Investment securities	26,000.3	23,030.2	21,513.2	20,963.0	22,080.2
Hedging derivative assets	166.6	30.1	55.3	128.5	33.7
Total loans, net	173,942.3	168,685.7	160,754.3	150,898.7	141,827.7
Other accounts receivables, net	11,702.3	9,300.6	6,521.9	5,597.3	5,093.9
Non-current assets held for sale	206.2	186.7	101.4	259.5	199.5
Investments in associates and joint ventures	988.0	982.7	1,043.0	1,146.6	927.6
Tangible assets	8,950.4	6,588.5	6,654.0	6,559.5	6,514.0
Concession arrangement rights	7,521.5	5,514.5	3,114.2	2,805.3	2,390.7
Goodwill	7,348.6	7,318.6	6,901.1	6,824.9	7,056.0
Other intangible assets	1,206.5	1,033.9	848.7	735.0	612.9
Income tax assets	1,141.8	935.2	1,046.9	779.1	1,485.2
Other assets	427.2	462.9	519.8	589.4	564.7
Total assets	278,832.6	259,675.2	236,538.5	224,073.7	216,679.3

Liabilities:
Trading liabilities	962.4	811.3	298.7	640.7	1,143.2
Hedging derivatives liabilities	94.3	195.5	13.5	43.4	337.7
Customer deposits	175,491.4	164,359.5	154,885.2	143,887.1	135,954.6
Interbank borrowings and overnight funds	9,240.5	6,814.1	4,970.4	6,315.7	9,474.9
Borrowings from banks and others	19,803.3	20,610.8	18,205.3	17,906.6	18,750.6
Bonds issued	21,918.3	20,140.3	19,102.2	18,568.2	16,567.1
Borrowings from development entities	3,882.5	3,646.8	2,998.1	2,725.7	2,506.6
Provisions	868.6	695.3	692.6	620.4	600.2
Income tax liabilities	3,258.6	2,574.4	2,027.7	1,651.9	1,892.1
Employee benefits	1,235.0	1,264.9	1,238.2	1,097.6	1,022.3
Other liabilities	8,729.4	9,008.0	6,235.5	5,957.2	5,523.5
Total liabilities	245,484.3	230,120.8	210,667.3	199,414.5	193,773.0

Equity:
Attributable to the owners of the parent
Subscribed and paid-in capital	22.3	22.3	22.3	22.3	22.3
Additional paid-in capital	8,445.8	8,472.3	8,303.4	8,307.5	8,307.8
Retained earnings	10,289.1	8,598.3	7,174.4	6,522.1	5,699.4
Other comprehensive income	1,093.4	696.8	786.9	749.6	538.1
Equity attributable to owners of the parent	19,850.6	17,789.7	16,287.0	15,601.6	14,567.6
Non-controlling interest	13,497.7	11,764.6	9,584.2	9,057.7	8,338.7
Total equity	33,348.3	29,554.3	25,871.2	24,659.2	22,906.3
Total liabilities and equity	278,832.6	259,675.2	236,538.5	224,073.7	216,679.3

Other financial and operating data

	Grupo Aval
	At and for the years ended December 31,
	2019	2018	2017	2016	2015
	(in percentages, unless otherwise
	indicated)
Profitability ratios:
Net interest margin(1)	5.6%	5.7%	5.8%	5.4%	5.4%
ROAA(2)	2.0%	2.2%	1.4%	1.6%	1.7%
ROAE(3)	16.4%	17.8%	12.6%	14.3%	14.6%
Efficiency ratio(4):	47.6%	45.7%	50.1%	49.0%	49.6%
Capital ratios:
Period-end equity as a percentage of period-end total assets	12.0%	11.4%	10.9%	11.0%	10.6%
Tangible equity ratio(5)	9.2%	8.4%	7.9%	7.9%	7.3%
Credit quality data:
Cost of risk: Impairment loss on loans and other accounts receivable / average gross loans(6)	2.4%	2.6%	2.7%	2.1%	1.7%
Cost of risk, net: Impairment loss on loans and other accounts receivable, net / average gross loans(6)(7)	2.2%	2.4%	2.5%	1.9%	1.5%
Charge-offs as a percentage of average gross loans(6)	2.7%	2.0%	1.7%	1.6%	1.3%
Loans past due more than 30 days / gross loans(6)	4.4%	4.3%	3.9%	3.0%	2.7%
Loans past due more than 90 days / gross loans(6)	3.3%	3.1%	2.8%	2.0%	1.7%
Loans classified as Stage 2 / gross loans(6)	4.5%	4.6%	N.A.	N.A.	N.A.
Loans classified as Stage 3 / gross loans(6)	5.5%	6.0%	N.A.	N.A.	N.A.
Loans classified as Stage 2 and Stage 3 / gross loans(6)	10.0%	10.6%	N.A.	N.A.	N.A.
Loss allowance as a percentage of loans past due more than 30 days(8)	104.6%	113.9%	90.7%	95.0%	98.9%
Loss allowance as a percentage of loans past due more than 90 days(8)	140.1%	158.0%	128.2%	143.9%	157.9%
Loss allowance for Stage 2 loans as a percentage of Stage 2 loans(6)(8)	14.4%	15.5%	N.A.	N.A.	N.A.
Loss allowance for Stage 3 loans as a percentage of Stage 3 loans(6)(8)	52.4%	50.8%	N.A.	N.A.	N.A.
Loss allowance for Stage 2 and Stage 3 loans as a percentage of Stage 2 and Stage 3 loans(6)(8)	35.3%	35.6%	N.A.	N.A.	N.A.
Loss allowance as a percentage of gross loans(6)(8)	4.6%	4.8%	3.5%	2.8%	2.6%
Operational data (in units):
Number of customers of the banks(9)	16,103,141	15,654,858	14,700,386	13,883,370	13,678,194
Number of employees(10)	111,192	91,191	80,565	77,050	76,095
Number of branches(11)	1,692	1,734	1,771	1,789	1,785
Number of ATMs(11)	5,671	5,570	5,774	5,739	5,623

(1)

Net interest margin is calculated as net interest income divided by total average interest-earning assets. Average interest-earning assets for 2019, 2018, 2017, 2016 and 2015 are calculated as the sum of interest-earning assets at each quarter-end during the applicable year and the prior year end divided by five. See “Item 3. Key Information—A. Selected financial data—Ratios and Measures of Financial Performance”.

(2)

For the years ended December 31, 2019, 2018, 2017, 2016 and 2015, ROAA is calculated as net income divided by average assets. Average assets for 2019, 2018, 2017, 2016 and 2015 are calculated as the sum of assets at each quarter-end during the applicable year and the prior year end divided by five. See “Item 3. Key Information—A. Selected financial data— Ratios and Measures of Financial Performance”.

(3)

For the years ended December 31, 2019, 2018, 2017, 2016 and 2015, ROAE is calculated as net income attributable to owners of the parent divided by average equity attributable to owners of the parent. Average equity attributable to owners of the parent for 2019, 2018, 2017, 2016 and 2015 is calculated as the sum of equity attributable to owners of the parent at each quarter-end during the applicable year end and the prior year end divided by five.

(4)

Efficiency ratio is calculated as Other expenses (see Note 30 of our audited consolidated financial statements) excluding wealth tax for 2017, 2016 and 2015, divided by total income before net impairment losses on financial assets (defined as the sum of net interest income, net income from commissions and fees, gross profit (loss) from sales of goods and services, net trading income, net income from other financial instruments mandatorily at fair value through profit or loss “FVTPL” and other income). Prior to the adoption of IFRS 16 on January 1, 2019 we reported this measure as Personnel expenses plus Administrative and other expenses (excluding wealth tax for 2017, 2016 and 2015), both contained in the Other expenses line in our audited consolidated financial statements, divided by the sum of net interest income, net income from commissions and fees, net income (expense) from sales of goods and services, net trading income and other income (excluding other). However, given the decrease in Administrative expenses that was offset by an increase in Depreciation and Amortization derived from this accounting principle, we decided all expenses (except for impairment loss on financial assets) and all income reflect efficiency in a more comprehensive manner. For the year ended December 31, 2019, efficiency measured under the previous methodology was materially the same as in 2018 at 43.1%.

(5)

Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets, excluding those related to concession arrangements rights, Ps 7,521.5 billion in 2019, Ps 5,514.5 billion in 2018, Ps 3,114.2 billion in 2017, Ps 2,805.3 billion in 2016 and Ps 2,390.7 billion in 2015) divided by total assets minus intangible assets (as defined before). See “Item 3. Key Information—A. Selected financial data— Ratios and Measures of Financial Performance”.

(6)

Gross loans exclude Interbank and overnight funds (Ps 2,719.0 billion in 2019, Ps 7,635.2 billion in 2018, Ps 7,279.0 billion in 2017, Ps 3,569.6 billion in 2016 and Ps 4,085.0 billion in 2015) as these are short-term liquidity operations not subject to deterioration. Total gross loan portfolio includes Interbank and overnight funds. Throughout this document charge-offs and write-offs refer to the same concept.

(7)	Impairment (loss) on loans and other accounts receivable, net refers to Impairment (loss) on loans and other accounts receivable minus Recovery of charged-off financial assets.
(8)	Includes the impact of IFRS 9 adoption on January 1, 2018 of Ps 1,163.0 billion.
(9)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries and BAC Credomatic are counted separately for each banking subsidiary.
(10)

Number of employees is defined as the sum of direct, temporary and outsourced personnel in financial entities (71,269 in 2019, 71,851 in 2018, 73,834 in 2017, 73,041 in 2016 and 71,638 in 2015) and call-centers (8,538 in 2019, 8,081 in 2018, 6,731 in 2017, 4,009 in 2016 and 4,457 in 2015) for 2015 through 2019. Additionally, 2019 and 2018 figures include the number of employees of non-financial entities of Corficolombiana (31,385 and 11,259).

(11)	Reflects aggregated number of full-service branches or ATMs of our banking subsidiaries and BAC Credomatic, as applicable, located throughout Colombia and Central America.

Ratios and Measures of Financial Performance

The tables in this section, and elsewhere in this annual report, provide the calculation of certain ratios and measures of financial performance, which are used by our management to analyze the evolution and results of our company. Some of the ratios and measures of financial performance presented by us are either non-IFRS or use non-IFRS inputs. This non-IFRS information should not be construed as an alternative to IFRS measures. The ratios and measures of financial performance as determined and measured by us should not be compared to similarly titled measures reported by other companies as other companies may calculate and report such measures differently.

ROAA and ROAE

ROAA, which is calculated as net income divided by average assets, provides a measure of return on assets. ROAE, which is calculated as net income attributable to owners of the parent, divided by average equity attributable to owners of the parent, provides a measure of the total return generated from our company and our subsidiaries for shareholders. Net income attributable to non-controlling interest divided by net income, provides an indication of non-controlling interest ownership of Grupo Aval’s consolidated subsidiaries net income; where a higher ratio typically implies that higher net income was generated in subsidiaries in which Grupo Aval has lower ownerships and vice versa.

The following table sets forth ROAA, ROAE and Net income attributable to non-controlling interest divided by net income for Grupo Aval for the indicated years.

	Year ended December 31,
	2019	2018	2017
	(in Ps billions, except percentages)
Grupo Aval (consolidated):
Average assets(1)	267,058.8	240,905.4	229,315.3
Average equity attributable to owners of the parent(2)	18,521.1	16,349.5	15,635.9
Net income	5,365.5	5,184.6	3,162.4
Net income attributable to owners of the parent	3,034.4	2,912.7	1,962.4
Net income attributable to non-controlling interest	2,331.0	2,271.9	1,200.0
ROAA(1)	2.0%	2.2%	1.4%
ROAE(2)	16.4%	17.8%	12.6%
Net income attributable to non-controlling interest divided by net income	43.4%	43.8%	37.9%

(1)	For methodology used to calculate Average assets and ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(2)

For methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.

The following table sets forth ROAA and ROAE of our main consolidated subsidiaries for the year ended December 31, 2019.

	Year ended December 31, 2019
	Banco de	Banco de	Banco	Banco
	Bogotá	Occidente	Popular	AV Villas	Corficolombiana
	(in Ps billions, except percentages)
Average assets(1)	167,078.3	40,557.2	25,027.2	14,790.7	28,830.7
Average equity attributable to owners of the parent(2)(3)	19,270.9	4,610.1	2,937.3	1,670.2	6,923.3
Net income	3,073.7	568.1	302.1	236.6	2,004.2
Net income attributable to owners of the parent(3)	2,766.4	563.4	301.3	236.0	1,531.3
Net income attributable to non-controlling interest	307.2	4.7	0.9	0.6	472.9
ROAA(1)	1.8%	1.4%	1.2%	1.6%	7.0%
ROAE(2)	14.4%	12.2%	10.3%	14.1%	22.1%
Net income attributable to non-controlling interest divided by net income	10.0%	0.8%	0.3%	0.3%	23.6%

(1)	For methodology used to calculate Average assets and ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(2)

For methodology used to calculate Average equity attributable to owners of the parent and ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.

(3)

Attributable to the owners of each of the subsidiaries presented in this table. Grupo Aval’s ownership in each subsidiary is described in “Item 4. Information on the company—B. Business overview—Our operations”.

Tangible equity ratio

The following table sets forth the tangible equity ratio of Grupo Aval and each of its business segments at December 31, 2019.

		Grupo Aval entities
	Grupo Aval	Banco de	Banco de	Banco	Banco
	Consolidated	Bogotá	Occidente	Popular	AV Villas	Corficolombiana
	(in Ps billions, except percentages)
Total equity	33,348.3	21,860.0	4,869.1	3,070.0	1,795.1	9,968.1
Total assets	278,832.6	175,019.6	42,577.7	25,117.6	15,207.5	31,809.6
Total equity / Total assets	12.0%	12.5%	11.4%	12.2%	11.8%	31.3%
Intangible assets(1)	8,555.1	6,630.4	293.9	166.0	74.0	498.8
Total equity less intangible assets	24,793.2	15,229.6	4,575.2	2,903.9	1,721.2	9,469.3
Total assets less intangible assets	270,277.5	168,389.2	42,283.8	24,951.5	15,133.6	31,310.8
Tangible equity ratio(2)	9.2%	9.0%	10.8%	11.6%	11.4%	30.2%

(1)

Intangible assets for this measure are defined as goodwill and other intangible assets (excluding intangible assets related to concession arrangements rights of Ps 7,521.5 billion for both Grupo Aval and Corficolombiana as of December 31, 2019).

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

In the case of our pension and severance fund management business, economic conditions may affect the businesses and financial capacity of employers, which may result in a reduction in employee-contributor head counts or decrease the ability of employers to create new jobs or increase employee incomes and could reduce returns on “stabilization reserves” and/or performance-based fees.

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

Adverse economic, political and social developments, including allegations of corruption against the Colombian government and governments of other countries in which we operate in Central America, may adversely affect demand for banking services and create uncertainty regarding our operating environment, which could have a material adverse effect on our subsidiaries and, consequently, on our company. In addition, changes in political administrations may result in changes in governmental policy, which could affect our subsidiaries and, consequently, our business. Downgrades in credit ratings of debt securities, issued or guaranteed by governments in countries in which we operate, may increase our and our subsidiaries’ cost of funding or limit the ability of borrowing funds from customary sources of capital.

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

Pension funds, such as those managed by Porvenir, invest globally and thus are affected by regional and global economic factors. Lower economic growth of Colombia’s major trading partners or a contagion effect in the region or globally may lead to lower pension funds returns, which may in turn result in decreases in assets under management and affect our business, results of operations or financial condition. In recent years, pension fund returns have been subject to increased volatility in international financial markets. Foreign investments represented 31.5% of Porvenir’s total assets under management at December 31, 2019.

Fluctuations in commodity prices and volatility in exchange rates in the past have led to a deceleration in growth. In particular, the oil industry remains an important determinant of Colombia’s economic growth. Substantial or extended declines in international oil prices or national oil production may have an adverse effect on the overall performance of the Colombian economy and could have an adverse impact on the results of operations and financial condition of oil industry companies, which could have an adverse impact on our loans to oil industry companies. Our banking subsidiaries do not maintain a significant overall exposure to oil industry clients and have not been materially impacted by the decrease in international oil prices, however, continuing falling market prices, such as the one experienced during 2014 and 2015, pose significant challenges to Colombia’s near-term outlook and may impair the ability of some of the clients of our banking subsidiaries to repay their debt obligations. As of December 31, 2019, our combined gross exposure to the oil sector is 1.2% of the consolidated total gross loan portfolio, with the principal exposure being to companies which own or run oil pipelines (0.63%) in which Empresa Colombiana de Petróleos S.A. “Ecopetrol” is a majority shareholder. Ecopetrol is Colombia’s largest oil producer, with a majority ownership by the Colombian Government, and has a BBB- (S&P), BBB (Fitch Ratings), and Baa3 (Moody’s) long-term foreign currency issuer ratings. As of December 31, 2019, our gross exposure to oil service companies and suppliers to the oil sector (0.25% and 0.29% of the consolidated total gross loan portfolio, respectively) was immaterial. We do not believe this exposure will materially affect our results. Although the growth of the Colombian economy is expected to be steady in the future, there is no guarantee that the past decade’s average growth will be maintained.

A low rate of growth of the Colombian economy, a slowdown in the growth of customer demand, an increase in market competition, or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our cost of risk and, accordingly, increase our required loss allowances for loans. All of these conditions could lead to a general decrease in demand for borrowings. In addition, the effect on consumer confidence of any actual or perceived deterioration of household incomes in the Colombian or Central American economies may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups, such as the National Liberation Army (Ejército de Liberación Nacional), or “ELN”, urban militias, paramilitary groups, former members of the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC”, and drug cartels. These groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. The Colombian government reached a peace deal with the FARC in November 2016. Under Juan Manuel Santos’ administration, the Colombian government also began negotiations with ELN in October 2016, which had continued under a slower pace during the government of President Duque until January 17, 2019. As a result of an attack made by ELN to a police academy in Bogotá, the Colombian President cancelled peace talks. Any breakdown in peace, renewed or continuing drug-related crime and guerilla and paramilitary activities may have a negative impact on the Colombian economy in the future. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to the peace deal with the FARC, or any peace negotiation with ELN or other group, which may result in legislation that increases our tax burden, or that of other Colombian companies, which could, in turn, impact the overall economy, or legislation that could directly impact our business, such as those requiring more flexible credit conditions for, or the employment of, former FARC members.

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

Moreover, diplomatic relations with Venezuela and Ecuador have from time to time been tense and affected by events surrounding the Colombian military forces’ confrontations with guerilla groups, particularly on Colombia’s borders with each of Venezuela and Ecuador. More recently, the Colombian government joined an international campaign against Nicolás Maduro, recognizing Juan Guaido, chief of Venezuela’s opposition, as the country’s leader, which has further increased diplomatic tensions with Venezuela.

On November 19, 2012, the International Court of Justice placed a sizeable area of the Caribbean Sea within Nicaragua’s exclusive economic zone, which until then had been deemed by Colombia as part of its own exclusive economic zone. Currently, the Colombian Government is waiting for additional claims to be filed by Nicaragua as part of the first stage process with the International Court of Justice. A worsening of diplomatic relations between Colombia and Nicaragua involving the disputed waters could result in the Nicaraguan government taking measures, or a reaction among the Nicaraguan public, which would be detrimental to Colombian-owned interests in that country, including those owned by us through BAC Credomatic.

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

Finally, political conditions such as changes in the United States policies related to immigration and remittances, could affect the regions in which we operate. Economic conditions in the United States and the region generally may be impacted by the United States-Mexico-Canada Agreement. This could have an indirect effect on the Colombian economy and the countries in which we operate.

Changes in government policies and actions, as well as judicial decisions in Colombia and other countries in which we operate, could significantly affect the local economy and, as a result, our results of operations and financial condition.

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

In 2018, presidential elections were held in Colombia, and Mr. Iván Duque Márquez was elected for the presidential period 2018-2022 with 54% of the votes in the second round. President Duque is a former Senator from the Democratic Center party, and his agenda includes (i) tackling corruption, (ii) fighting against the increase of cocaine production, (iii) increasing focus on rule of law, (iv) entrepreneurship and (v) social equity. However, Mr. Duque’s government has experienced social dissatisfaction and generating social tensions within the principal cities of Colombia. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that negatively affect us.

Moreover, regulatory uncertainty, public dialogue on reforms during Mr. Duque’s presidential period and other countries where we operate, or the approval of reforms, may be disruptive to our business or the economy and may result in a material and adverse effect on our financial condition and results of operations.

We and our subsidiaries are subject to anti-corruption laws and other laws in the jurisdictions in which we operate and violation of these regulations could harm our business.

We and our subsidiaries are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anti-corruption, taxation, internal and disclosure control obligations, securities and derivatives regulation, anti-competition regulations, data privacy and labor relations. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business or the business of our subsidiaries could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these laws or regulations in connection with the performance of our obligations to our customers, as well as in connection with the performance of our subsidiaries’ obligations, could also result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our customers that we have not performed our contractual obligations. Because of the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights due in part to a lack of multiple recourses and/or deficiencies in the access to justice.

In particular, practices in the local business community may not conform to international business standards and could violate anti-corruption laws or regulations, including the U.S. Foreign Corrupt Practices Act. Our employees, and joint venture partners, or other third parties with which we associate, could take actions that violate policies or procedures designed to promote legal and regulatory compliance or applicable anti-corruption laws or regulations. Violations of these laws or regulations by us or our subsidiaries, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations), including fines or penalties, disgorgement of profits and suspension or disqualification from work, including governmental contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.

Grupo Aval and certain of its subsidiaries and officers are defendants in government enforcement actions and/or subject to ongoing governmental investigations relating to the Ruta del Sol Project Sector 2 that could cause us to incur penalties and other sanctions, impact our ability to conduct our business, harm our reputation and negatively impact our financial results.

On December 21, 2016, the United States Department of Justice (“DOJ”) announced that Odebrecht S.A. (“Odebrecht”), a global construction conglomerate based in Brazil, pled guilty and agreed to pay a monetary penalty to resolve charges with authorities in the United States, Brazil and Switzerland, arising out of their schemes to pay approximately U.S.$800 million in bribes to government officials in twelve countries around the world, including U.S.$11.5 million in Colombia, where Odebrecht admitted to offering bribes in order to obtain and extend infrastructure contracts. Odebrecht further admitted to effecting these payments directly from its Brazilian headquarters through its division of structured operations.

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

On April 1, 2019, Jose Elias Melo, the former president of Corficolombiana, was found guilty in a court of first instance of bribery and undue interest in connection with the 2009 bid for the Ruta del Sol Project Sector 2. Mr. Melo appealed the court’s decision.

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

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions, to fund Colombia’s war against terrorism and taxes created in order to fund post-conflict programs related to the peace negotiations with guerrilla forces. The Colombian government is also obliged by Law 1473 of 2011, also known as Law of Fiscal Rule, to significantly reduce its fiscal deficit and address issues regarding public policy, oil price volatility, migrations, public health events or other events that could require further tax reforms over the following years. This, in addition to pressure from rating agencies, could lead to higher taxation rates on our business and that of our borrowers. Changes in tax-related laws and regulations, and interpretations thereof, can impact tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

Between 2012 and 2019, the Colombian Congress passed five tax reforms submitted by the Colombian government. The Colombian government may implement new changes in the tax rules applicable to our securities, which could have a material adverse effect on our results of operations and financial condition or that may adversely affect our shareholders or holders of ADSs. ADSs do not have the same tax benefits as equity investments in Colombia. Although ADSs represent our preferred shares, they are subject to a different tax regulatory regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular those relating to dividends and profits from sale, may not apply or apply differently in the case of our ADSs.

Until December 31, 2016, in order to avoid double taxation, our Colombian subsidiaries usually distributed dividends from profits that had already been subject to income tax at the corporate level. These dividends were usually not taxable for Grupo Aval in Colombia, and dividends paid by Grupo Aval to its shareholders in Colombia from these sources of income also were usually not taxable, in each case provided that such profits had been taxed at the subsidiary level. However, on December 29, 2016, the Colombian government enacted a new tax reform (Law 1819) introducing substantial changes to the then current tax legal framework, including, pursuant to certain rules, (i) taxation on dividends distributed to residents and non-residents from profits taxed and non-taxed at the level of the distributing company generated from 2017 onwards, (ii) a modified corporate income tax regime, and (iii) an increase in the Value Added Tax rate, among others. Law 1819 of 2016 also repealed Article 36‑1 of the Colombian Tax Code, which established that capital gains obtained in a sale of shares listed on the Colombian Stock Exchange were not subject to income tax in Colombia, provided that the shares sold by the same beneficial owner during each fiscal year did not represent more than 10% of the issued and outstanding shares of the listed company. See “Item 10. Additional Information—E. Taxation”.

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

However, on October 16, 2019, the Constitutional Court declared Law 1943 of 2018 unconstitutional due to procedural faults and the declaration takes effect as of January 1, 2020. As a result of this decision the Colombian Government filed a new bill including the majority of the provisions that were initially included in Law 1943 of 2018, and on December 27, 2019 Law 2010 also known as the Economic Growth Law, was enacted.

Law 2010 of 2019, adopts standards for the promotion of economic growth, employment, investment, strengthening of public finances and the progressivity, equity and efficiency of the tax system, in accordance with the objectives set by Law 1943 of 2018. In general terms, Law 2010 of 2019 replicates most of the tax changes included by Law 1943 of 2018 such as:

(i)	the progressive reduction of the corporate income tax rate form 32% applicable for the year 2020 to 30% applicable as of the year 2022;
(ii)

in the case of financial institutions, a surtax on the corporate income tax rate of 4% for the year 2020 and of 3% for the years 2021 and 2022. This surcharge should apply to financial institutions that obtain a taxable income exceeding approximately Ps 4.3 billion; and

(iii)	an increase in the dividend tax on distributions made to foreign non-resident entities from 7.5% to 10%. Dividend tax for individuals is reduced from 15% to 10%.

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

Panamá also agreed to enter into a Double Taxation Agreement (DTA) with Colombia, however, such treaty has not been signed yet. The treaty is expected to include provisions regarding the automatic exchange of financial information. On March 9, 2020 the Panamanian Minister of Finance announced that this automatic exchange of financial information with the Colombian Government will begin in September 2020. Failure to execute this treaty or the designation of Panamá as a tax haven could have a negative impact on our customer base and on our business, financial condition and results of operations.

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

We are exposed to natural disasters, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. Heavy rains or abnormally low rainfall in Colombia and other countries in which we operate, attributable in part to the La Niña and El Niño weather patterns, have resulted in severe flooding, mudslides and prolonged droughts in the past. These are recurring weather phenomena that may occur on an equal or greater scale in the future. In addition to severe weather and natural disasters, acts of war or terrorism, rioting and other adverse external events could have a significant impact on our ability to conduct business and may, among other things, affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral of secured loans, cause significant property damage, cause us to incur additional expenses and/or result in loss of revenue. In the event of such circumstances, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters, acts of war or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year.

Our operations and results may be negatively impacted by public health threats such as the coronavirus outbreak or other pandemic diseases

Global and local health concerns, including the outbreak of pandemic or contagious disease, such as the recent coronavirus (COVID-19) outbreak, may disrupt economic activity and adversely affect us.

Since December 2019, novel COVID-19 began to spread in China and promptly expanded to Europe, the United States and more than 200 countries, including Colombia and other countries in which we operate. Such events are causing disruption of regional and global economic activity, which could affect our operations, financial results and the quality of our loan portfolio due to long periods of quarantines, unemployment, reduced household and corporate income, aggregate demand and limitations in the production and commerce of goods and services. The extent to which COVID-19 might affect our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 and the actions to contain it, among others.

To address the COVID-19 crisis and prevent its spread, the Colombian Government issued Decree 417 of 2020 by means of which the President of Colombia declared a State of Emergency for 30 calendar days. With the declaration of the State of Emergency the President was invested with the necessary powers to issue decrees with the force of law, in order to deal with the unforeseen circumstances generated by COVID-19.

Under the effects of Decree 417 of 2020, the Colombian President adopted several measures such as a 19-day nationwide quarantine, which was recently extended for 2 additional weeks and could be further extended, relief for certain annual corporate obligations, extension of tax-return due dates, suspension of international and local travel, guaranteed access to public utilities and loosened customs requirements for the import of medical supplies, among others.

In Central America, Governments have issued sanitary restrictions designed to reduce COVID-19 infections, such as preventive quarantines, suspension of on-site lectures, border restrictions, as well as the suspension of public events and the installment of mandatory social distancing regulations; with the exception of the Nicaraguan government, which has not taken more strict precautions and instead maintains basic epidemiological surveillance and basic hygiene controls. In the case of Costa Rica, Honduras, Panama and Guatemala, partial curfews have been established, to further restrict citizens’ exposure to the virus, along with public and private vehicle circulation restriction policies.

Furthermore, Central American Governments (excluding Nicaragua) have adopted economic measures aimed at mitigating the negative effects of coronavirus in their local economy, including extension of the filing deadline for tax returns and payments, temporary suspension of bank loan payments, reduction and/or freezing of interest rates, without negative consequences on credit scores or payment records.  Panama, Costa Rica and Guatemala have adopted additional measures such as providing economic aid to individuals directly affected by the economic crisis resulting from the spread of coronavirus in their countries. In addition, the Costa Rican Government (i) allowed private companies directly affected by COVID-19 to temporarily adjust their working hours schedule and reduce workers’ salaries to avoid layoffs, and (ii) permitted, under certain circumstances, the early withdrawal from the Labor Capitalization Fund (part of unemployment benefits in Costa Rica) for workers who suffered job dismissals or a reduction to their working hours.

Prior to the quarantines, we adopted social distancing measures including flexible office schedules and shifts, cancellation of non-essential travel, limitation to the number of participants in meetings held at our offices and facilitation of virtual meetings. Additionally, we implemented communication strategies to keep our employees informed about COVID-19 and the importance of increasing cleaning and disinfection practices. Following the announcement of the quarantines, we implemented a work from home policy for all our employees, which included compliance with business continuity policies and specific information technology protocols. For this purpose, we designed protocols to ensure capacity, availability and security of VPN services, expanded bandwidth in our employees’ homes, strengthened security of email services and remote access to data stored in the internal network, among others. Controls on data encryption of communications, critical files and devices, dual factor authentication, application virtualization, security operations center (SOC) detection reporting, and data loss prevention (DLP) monitoring were also reinforced. Additionally, we strengthened awareness campaigns intended to prevent smishing, phishing and vishing attacks on our employees and customers. We also introduced internal measures to guarantee the safety of our employees, customers and suppliers. Furthermore, we have adopted additional measures including virtual meetings of the Boards of Directors, the establishment of High-level Crisis Committees, and the reinforcement of cleaning and disinfection protocols in corporate buildings and branches, among others. Although we have implemented controls to address remote functioning of our operations, security and other operational risks may arise and consequently may have adverse effects on our results of operations. There is no guarantee that the measures enacted by us or the government restrictions described above will lessen the potential impact of Covid-19 on our business, financial condition or results of operations.

With respect to banking customers, our banking subsidiaries implemented relief policies which included payment extensions and the temporary elimination of charges for all digital transfers and call center transactions. Loan and deposits growth, net interest income, impairment loss on financial assets, net income from commissions and fees, gross profit from sales of goods and services, net trading income and other line items could be adversely affected by these relief policies and the relief measures, quarantines and restrictions implemented by governments in response to COVID-19, and consequently may have adverse effects on our overall business, financial condition and results of operations. COVID-19 developments remain unpredictable in the countries in which we operate, and future developments, including a prolonged slowdown of the economy in such countries, could heighten the impact of the other risks identified in “Item 3. Key Information—D. Risk factors”.

See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”, “Item 5. Operating and Financial Review and Prospects—D. Trend information”, “Item 11. Quantitative and Qualitative Disclosures About Risk” and “Note 35—Subsequent Events” of our audited consolidated financial statements for further information on credit risk management, relief measures available for customers, additional measures taken by Governments and central banks, and an overall analysis of the possible negative impacts of coronavirus on our business, financial condition and results of operations including the line items referenced above.

Risks related to global climate change and environmental requirements

Climate change initiatives, laws or regulations, seeking to protect and adapt the companies to the environment, could be  applicable to us in a non-material way. However, even if the impacts of such dispositions are not related specifically to the core business of Grupo Aval, it could have an effect on some of our affiliates’ financing products. The occurrence of environmental changes in dry seasons, floods, droughts, and others climate variations or changes in the local environmental legislation, could result in decreases of business operations for some of our banking customers due to lower revenues and slower business production. Clients whose productivity and financial conditions could be affected by climate change policies could experience delays on repayment obligations to our banking subsidiaries or lower credit profiles susceptible to downturns in the economy. Moreover, some of our investments related to energy and gas, infrastructure, agribusiness and hotel industries are vulnerable to the environmental changes mentioned above.

Risks relating to our businesses and industry

Risks relating to our banking business

A deterioration in asset quality, including the loan portfolios of our banking subsidiaries, may have an adverse effect on our results of operations and financial condition.

Changes in the financial condition or credit profiles of customers of our banking subsidiaries and increases in inflation or interest rates and foreign exchange volatility could have a negative effect on the quality of our banks’ loan portfolios, potentially requiring them to increase impairment losses on loans and accounts receivable or resulting in reduced profitability. In particular, the percentage of past due or impaired loans may increase in the future as a result of factors beyond our control, such as economic conditions and political events affecting Colombia generally or specific sectors of the economy.

A substantial number of our banks’ customers are individuals and small and medium sized enterprises, or “SMEs”, and these customers are potentially more susceptible to downturns in the economy than large corporations and high-income individuals. For example, unemployment directly affects the ability of individuals to obtain and repay consumer and residential mortgage loans. Consequently, our banking subsidiaries may experience higher levels of past due or impaired loans, which could result in increased impairment losses on loans and other accounts receivable due to defaults by, or deterioration in the credit profiles of, individual borrowers. Past due or impaired loans and resulting impairment losses may increase materially in the future and adversely affect our results of operations and financial condition.

Existing loan loss allowances may not be adequate to cover any increases in past due or impaired loans or a deterioration in the credit quality of loan portfolios. As a result, our banking subsidiaries may be required to increase impairment losses on loans and accounts receivables, which may adversely affect our results of operations and financial condition. Our  exposure  is concentrated in certain economic sectors and large corporations that could also increase our impairment losses.

In addition, there is no precise method for predicting loan and credit losses, such that loss allowances may not be sufficient to cover actual losses. If we and our banking subsidiaries are unable to manage the level of past due or impaired loans, our results of operations and financial condition might be materially and adversely affected.

Default rates generally increase with the age of loans, the level of past due or impaired loans may lag behind the rate of growth in loans but may increase when growth slows or the loan portfolios become more mature. As a result, historic loan loss experience may not necessarily be indicative of future loan loss experience.

Our banking subsidiaries may be unable to realize on collateral or guarantees of secured loans, which may adversely affect their results of operations and financial condition.

Our banking subsidiaries originate loans that are secured by collateral, including real estate and other assets that are generally located in Colombia and the countries where we operate. The value of collateral may significantly fluctuate or decline due to factors beyond the control of our subsidiaries, including, for example, prevailing economic and political conditions in the relevant jurisdiction. At December 31, 2019, 46.3% of consolidated loans past due more than 30 days were secured. An economic slowdown may lead to a downturn in the Colombian or Central American real estate markets, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing these loans or any other collateral securing these loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for loss allowance of our loans secured by such collateral. If this were to occur, we may need to incur additional impairments to cover actual losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Colombian and Central American insolvency laws may limit the ability of our banking subsidiaries to collect on monetary obligations and enforce rights against collateral or under guarantees.

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

Our Colombian banks’ securities portfolio primarily consists of debt securities issued or guaranteed by the Colombian government. LB Panamá’s securities portfolios primarily consist of debt securities issued by corporate and sovereign issuers. We are exposed to significant credit, market and liquidity risks associated with debt securities. At December 31, 2019 and 2018, debt securities represented 10.5% and 9.9% of our consolidated total assets, respectively; 47.9% and 49.8% of gross debt securities were issued by the Colombian Central government, and 16.9% and 10.5% were issued or backed by Central American governments at the end of each period. A significant decline in the value of these government securities could materially and adversely affect our debt securities portfolio and, consequently, our financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory Investments”.

We are subject to market risk in our banking business.

Our banking subsidiaries are directly and indirectly affected by changes in market conditions. Market risk, or the risk that the value of assets and liabilities or revenues will be adversely affected by variation in market conditions, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt, short-term borrowings, proprietary trading in assets and liabilities and derivatives. Changes in market conditions that may affect our financial situation and results of operations, including but not limited to fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.

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

Market practices and documentation for derivatives transactions in Colombia and the countries where we operate may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our banks’ ability to develop adequate control and administration systems, and to hire and retain qualified personnel. Moreover, our banks’ ability to monitor and analyze these transactions depends on their information technology (IT) systems. These factors may further increase risks associated with derivatives transactions and could materially and adversely affect our results of operations and financial condition.

Our banking subsidiaries are subject to liquidity risk, which may result in increases in funding costs.

The principal sources of funding for our banking subsidiaries are savings deposits, time deposits and checking accounts, which together represented 71.3% and 71.2% of consolidated total liabilities at December 31, 2019 and 2018, respectively. Because our banking subsidiaries rely primarily on deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate and overnight money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition. The liquidity of our financial entities could also be impacted by reputational events affecting our entities.

Default by one or more of our largest borrowers could adversely affect our results of operations and financial condition.

Our exposure is concentrated in certain economic sectors and large corporations that could increase our impairment losses. The aggregate gross balance of outstanding loans to our banks’ ten largest single borrowers represented 3.1% of our consolidated total gross loan portfolio at December 31, 2019. Default on loans by one or more of these borrowers may adversely affect our results of operations and financial condition.

Among our largest impaired exposures, as of December 31, 2019, Concesionaria Ruta del Sol (Ps 762.0 billion) was provisioned at 100.0% and the Sistema Integrado de Transporte Público (SITP) companies, with a combined exposure representing Ps 414.6 billion, was provisioned at 25.4%. While we have undertaken negotiations with these SITP companies, there can be no assurance as to the timing or the terms of the final resolution of these matters, given the inherent uncertainties in such situations, we can provide no assurance that these matters will not be material to our business, financial position, results of operations or cash flows in the future. During the last quarter of 2019 we charged-off Electricaribe and one of the SITP companies (Tranzit S.A.) that were outstanding for Ps 804.3 billion and Ps 103.5 billion, respectively; both exposures were already impaired, since there were no expectations of recovery.

Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding and may impact our ability to maintain regulatory capital ratios.

Our credit ratings and those of our banking subsidiaries are an important component of our and their ability to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on numerous dynamic, complex and inter-related factors and assumptions, including our financial strength, conditions affecting the overall financial services industry and the sovereign credit rating of Colombia and the jurisdictions we operate in.

Our banking subsidiaries may be required to raise additional capital in the future to maintain regulatory capital ratios and provide liquidity to meet commitments and business needs, particularly if asset quality or earnings were to deteriorate. For example, if regulatory capital ratios of a banking subsidiary decline as a result of decreases in the value of the loan portfolio or otherwise, such banking subsidiary will be required to improve its capital ratios by either raising additional capital or disposing of assets. Since February 6, 2019, we are subject to the inspection and surveillance of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and we might be required in the future to raise additional capital to comply with new regulatory adequacy rules applicable to us at the conglomerate level. Furthermore, Decree 1477 of 2018 modified the capital adequacy requirements applicable to financing entities in Colombia. As a result, our banking subsidiaries will migrate to Basel III capital requirements in 2021. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”. For a summary of our and our banking subsidiaries current credit ratings and outlook, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Funding”.

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

The credit card industry is highly competitive and entails significant risks, including the possibility of over indebtedness of customers, which could have a material adverse effect on us.

The credit card business is subject to a number of risks and uncertainties, including the possibility of over indebtedness of our customers, despite our focus on low-risk, middle- and high-income customers.

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

Changes in banking and financial services laws and regulations in Colombia and the other countries in which we operate could adversely affect our consolidated results.

Banking and financial services laws and regulations are subject to ongoing review and revision, including changes in response to global regulatory trends. As a result, governments have been actively considering new banking laws, regulations, reviewing and revising existing laws and regulations, particularly in relation to capital adequacy and accounting standards that may change the perceived strength on our banks, our credit ratings or our ability to grow or pay dividends. In addition, various international developments, such as the adoption of risk-based capital, leverage and liquidity standards by the Basel Committee on Banking Supervision in December 2010, known as “Basel III”, will continue to impact us in the coming years. To prepare for the implementation of the Basel III accords in Colombia, the Ministry of Finance, in consultation with the Superintendency of Finance, effected an internal review of regulations applicable to financial institutions. Decree 2555 of 2010 was amended in 2012, 2015 and 2018, modifying certain capital adequacy requirements for Colombian credit institutions. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”.

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

On September 21, 2017, the Colombian Congress passed Law 1870 to strengthen the regulation and supervision of financial conglomerates, also known as Law of Financial Conglomerates (Ley de Conglomerados Financieros). This law

sets out the principles for supervising and regulating financial conglomerates. The regulation establishes criteria for identifying members of the financial conglomerates, as well as their controlling financial holding companies, and provides the Colombian government and Superintendency of Finance with tools to regulate and supervise financial conglomerates with respect to capital adequacy, corporate governance standards, risk management, internal control and criteria for identifying, administering, monitoring and revealing conflicts of interest. Law 1870 also enables the Superintendency of Finance to require changes in the structure of a financial conglomerate when the existing structure does not allow sufficient disclosure of information or a comprehensive and consolidated supervision, to conduct on-site visits and withdrawal of operating licenses.

Law 1870 of 2017 came into effect on February 6, 2019. As a result, the Superintendency of Finance now exerts supervision over Grupo Aval as the financial holding company of the Aval Financial Conglomerate. The Ministry of Finance also enacted Decree 246 of February 2018, setting the criteria under which the superintendency may exclude from the scope of its supervision certain entities of investment vehicles of a financial conglomerate. Additionally, the Ministry of Finance enacted Decree 774 of May 2018, regarding capital adequacy of financial conglomerates allowing for an 18 month transition period, coming into effect on November 8, 2019 and Decree 1486 of August 2018 regarding the criteria for the identification of related companies, policies on conflicts of interest and limits of exposure and concentration of risks applicable to financial conglomerates, allowing for an 18 month transition period, coming into effect on February 6, 2020. We cannot assure that such Law and its regulatory decrees will not have a material adverse impact on us. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Regulatory framework for Colombian Financial Conglomerates”.

On December 27, 2019, the Colombian Congress passed Law 2009 pursuant to which deposit taking entities, such as our banking subsidiaries, that charge management fees for savings accounts, debit cards and credit cards, must grant their clients access to a minimum package of services at no cost. We expect that the financial impact on our results driven by the implementation of this law will not be significant as some of the fees that will not  be charged were already offered for free by our banks as part of their customer service and retention strategy.

Central America has also been impacted by regulatory changes regarding banking laws and regulations. In Honduras, although the National Commission of Banks and Insurances (NCBI) did not make any material regulatory change during 2019, it followed up on the reforms taken in 2017 and 2018 with respect to capital adequacy, capital conservation buffer and leverage ratio requirements applicable to Honduran financial institutions. The 2017 regulation required, among others, that in a given period (originally in a three-year-period but now extended to December 2022) financial institutions maintain a capital conservation buffer ratio (originally equivalent to 3.0% but now of 2.5%) above the minimum capital adequacy ratio of 10% or above the minimum capital adequacy ratio defined by the NCBI for a financial institution in an individual basis. Financial institutions are also required to maintain a minimum leverage ratio of 4%. Minimum leverage ratio is calculated by dividing the primary capital (as defined in those regulations) by the sum of the total assets and the unweighted contingent assets (net of impairment, depreciation, and amortization estimates). Financial institutions with a minimum leverage ratio below such limit are required to gradually adjust it within the timeframe stated in the regulation. Furthermore, the NCBI enacted Resolution No. 11-2019 in September 2019, which establishes certain guidelines to be observed by the Pension Funds in the management of its investments; in general, more secure processes and controls should be applied when managing these funds.

Costa Rica has also experienced changes regarding capital requirements. On May 8, 2019, the Central Bank of Costa Rica increased the minimum capital requirement for commercial private banks to 16,348 million Colones (Ps 93.8 billion or U.S.$28.6 million). The Superintendency of Securities also increased such requirement on May 5, 2019 for securities brokers and investment fund management companies to 203 million Colones (Ps 1,164 million or U.S.$355,318) and 139 million Colones (Ps 797 million or U.S.$243,296), respectively. Even though our subsidiaries were already in compliance, these recent changes evidence the growing focus of the Costa Rican authorities to regulate capital requirements. Furthermore, there is an initiative in Costa Rica to strengthen the regulation and supervision of financial groups. Among other changes, this initiative aims to give wider powers to the local regulator in order to broaden the supervision not only to Costa Rican financial entities but also to any company (regardless of its location) related to the local financial group. This may extend supervision to other group entities in Central America. In addition, as part of a legislative effort to narrow the current fiscal deficit the Costa Rican Congress passed in December 2018 Law No. 9635, which (among other things)

created a value added tax (VAT) with the general rate remaining at 13%. This new tax, which has been effective since December 2018, has had adverse effects on the results of our operations in Costa Rica.

In Nicaragua, Presidential Decree No. 06-2019 was enacted in January, 2019 regarding some reforms to the Social Security Law. Through this decree, social security contributions of welfare programs were modified, contributions by each party (employee/employer) were revised and the amount of the maximum salary on which the contributions are calculated was eliminated, amongst other important changes. The Nicaraguan Congress also enacted Law 987 in February 2019, which  is a tax reform in Nicaragua. This reform contains revisions to the definitive withholding tax on resident and non-resident taxpayers, tax exemptions, definitive minimum payment calculation, tax base and capital gains tax rate, along with other changes to specific industries. As a result of the ongoing sociopolitical situation in Nicaragua since April 2018, laws and regulations could quickly and adversely change. Nicaragua’s assets represented 1.7% of our consolidated total assets as of December 31, 2019.

In El Salvador, in April 2019 an amendment to the Customer Protection Law was enacted by the Salvadorian Congress and, therefore, new rules for collection were established in order to avoid harassment by debt collectors; basically, there is a new schedule that financial entities must comply under penalty of being considered abusive and subject to liability. Our operations in El Salvador adjusted their collection policy in order to fit this new regulation, reducing the intensity and, therefore, the capacity and current levels of collection. In addition, the Government has presented through ABANSA (Salvadorian Bank Association) an initiative to modify the Bank Law; specifically, to regulate certain loan products, such as “Advance of Salary” or “ADS”, which is a sort of quick loan secured by wages. Currently, this initiative is being discussed by the financial entities in ABANSA.

Except for the 2017 amendment to the Credit Card Act in Honduras, during recent years, legislators in Central America have attempted to enact regulation to impose maximum interest rates for certain types of loans or for the acquiring business. Although the scope of these legislative initiatives has varied, these initiatives have primarily focused on personal loans and, particularly, on credit card loans. In Costa Rica, for example, during 2018 and 2019 Congress has been discussing an initiative against usury (legislative bill number 20,172) that, if approved, will regulate the maximum rates that may be charged on loans.

In relation to credit card regulation in Central American countries, such as in Costa Rica, it continues to be a matter of discussion with ongoing initiatives intended to regulate the interest rate and other conditions related to the issuance of credit cards or the acquiring business. In Guatemala, although in March 2016 the Guatemalan Constitutional Court declared the unconstitutionality of Decree No. 7 passed by the Guatemalan Congress in 2015; a new proposal of the Credit Card Law has been raised during 2019. Even though this initiative (No. 5544) does not set a cap interest rate, such rate will be divided in two components: one is the fixed component, which would be freely agreed and cannot be modified unless in the benefit of the cardholder, and the variable component which  may also be freely agreed but may be revised every six months. If the current proposal is approved, it will prohibit the capitalization of interest, and it will not be possible to calculate interests on commissions and other charges. Furthermore, a new proposal has been submitted in Panama in relation to credit cards. One of the objectives of such regulation is to reduce the debt level that Panamanian citizens currently have, by suppressing the collection of interest in relation to operations that are more than 90 days past due and authorizing Panamanian banks to enter into payment arrangements with such debtors. Nevertheless, the discussion has turned towards the imposition of a maximum interest rate. The enactment of any of these bills or similar regulations in the countries where we operate could have an adverse effect on the results of operations and financial condition in such jurisdictions.

The adoption of new laws or regulations, or changes in the interpretations or enforcement of existing laws or regulations may have an adverse effect on our results of operations and financial condition.

Our financial results may be negatively affected by changes to accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and when possible, we determine their potential impact and disclose significant future changes in our audited consolidated financial statements that we expect as a result of those changes. Currently, there are a number of issued but not yet effective IFRS standards, as well as potential IFRS changes. For further information about developments in financial accounting and reporting standards, see Note 2 to our audited consolidated financial statements, “Note 2—Basis of Preparation of the audited consolidated financial statements and Summary of Significant Accounting Policies”.

Regulatory actions may result in fines, penalties or restrictions that could materially and adversely affect our businesses and financial performance.

Our Colombian banks, as well as Corficolombiana, Porvenir and our international banking operations, are subject to regulation and supervision by financial authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our subsidiaries’ organization and operations, including, for example, the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by Colombian banks. Failure to comply with applicable regulations could subject our banking subsidiaries to fines or sanctions or even revocation of licenses or permits to operate. In the event that any of these subsidiaries encounter significant financial problems, is in danger of insolvency or becomes insolvent, or is otherwise deemed as non-viable, the financial authorities would have broad powers to intervene in our management and operations, including suspending or removing management and, in extreme circumstances, putting our banks, Corficolombiana, Porvenir and our international banking operations, into conservatorship or receivership or taking control of our banks, Corficolombiana, Porvenir and our other subsidiaries. Since February 6, 2019, Grupo Aval is subject to the inspection and supervision of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and is required to comply with capital adequacy and additional regulations applicable to financial conglomerates that became effective on November 2019 and February 2020. As a result, we may become subject to more stringent regulation. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation”.

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

Our banks manage and hold confidential personal information of customers in the normal course of their banking operations. Although our banks have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or unauthorized access to privileged information, fraud or events that interfere with regular banking and other services could subject our banks and us to legal actions, administrative sanctions and damages.

For example, although we work to develop secure data and information processing, storage and transmission capabilities to enhance information security, we face risks related to security breaches in connection with debit and credit card transactions that typically involve the transmission of personal information of our customers through various third parties, including retailers and payment processors. We and some of these parties have in the past been the target of security breaches and because the transactions involve third parties and environments, such as the point of sale that we do not control or secure, where we do not control the processing, storage or transmission of such information or the security protocols enacted by such third parties or in such environments, security breaches affecting any of these third parties could affect us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches relating to them, including costs to replace compromised debit and credit cards and address fraudulent transactions.

Although we employ a variety of physical, procedural and technological safeguards to protect personal information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Similarly, when personal information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agrees to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party’s compliance with the terms of the agreement. Any failure to protect personal information could result in reputational damage and have a material adverse effect on our results of operations and financial condition.

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

As of December 31, 2019, 75.2% of Corficolombiana’s investments were held in privately-held companies. There are often no readily ascertainable market prices for such securities or for those investments of Corficolombiana in listed companies with low or medium trading volumes. As a result, there may be limited or no marketability for these investments, and they may decline in value while Corficolombiana might be seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such investments for a period. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, it is possible that investments in privately-held companies will only be disposed over a substantial length of time, if at all, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period—sales that it had planned to make.

As mentioned above, Episol, a wholly-owned affiliate of Corficolombiana, is a minority (33%) non-controlling shareholder in Concesionaria Ruta del Sol and Odebrecht is the majority controlling and operating shareholder with a 62% interest. As of December 31, 2019, the investment of Episol in Concesionaria Ruta del Sol was fully impaired and carried at zero value.

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

The majority of Corficolombiana’s investment portfolio is concentrated in the energy and gas, infrastructure, agribusiness, hotels and financial services. Energy and gas and infrastructure account for 89.1% of Corficolombiana’s total investment portfolio as of December 31, 2019. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

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

Many of these difficulties and delays are beyond Corficolombiana’s control and could negatively impact its ability to achieve its anticipated return from its investments. Delays and additional costs may be substantial and not recoverable from third parties or insurance providers, and in some cases, may cause substantial financial losses. Failure to meet any of their schedules or performance obligations could also result in additional costs or penalties, including liquidated damages, and such amounts could exceed profits from these projects. In extreme cases, the abovementioned factors could cause project cancellations, and Corficolombiana may not be able to replace such projects with similar projects or at all. Such delays or cancellations may impact Corficolombiana’s investments, its reputation or relationships with customers and could have a material adverse effect on Corficolombiana’s business, results of operations or financial condition.

Risks relating to our pension and severance fund management business

Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.

Porvenir’s operations are regulated by Law 100 of 1993, as amended, the Organic Statute of the Financial System (Estatuto Orgánico del Sistema Financiero), or “EOSF”, Decree 2555 of 2010 issued by the Ministry of Finance, as amended, and regulations issued by the Superintendency of Finance and, to the extent applicable, Colombian Corporation Law. These regulations limit the range of assets in which pension fund administrators, or “AFPs”, can invest and also set investment limits, depending on the type of mandatory pension or severance fund managed by each AFP. AFPs can manage four types of mandatory pension funds (i) Lower Risk Fund (“Fondo Conservador”), (ii) Mid-Risk Fund (“Fondo Moderado”), (iii) High Risk Fund (“Fondo de Mayor Riesgo”) and (iv) Planned Retirement Fund (“Fondo Especial de Retiro Programado”), and two types of severance portfolios (i) Short Term portfolio (“Portafolio de Corto Plazo”) and (ii) Long Term portfolio (“Portafolio de Largo Plazo”). In addition, each AFP is legally required to provide a minimum return on investment for each mandatory of its pension and severance funds. This minimum return is determined pursuant to specified formulas established in Decree 2555 of 2010, as amended, which vary according to the type of fund. If a fund’s return for any month is lower than the minimum return, the AFP must cover the difference within a period of five days. To do so, the AFP must first apply funds from a stabilization reserve (a portion of the AFP’s capital invested in the fund equal to 1% of the value of each pension fund under management). If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its own capital. If the AFP does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the AFP. If, notwithstanding the above, an AFP fails to observe either the minimum return or the stabilization reserve requirements or fails to comply with the order of capitalization, the Superintendency of Finance may take possession (tomar posesión) of the AFP, in which case the Colombian Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras), or “FOGAFIN”, must supply funds to cover the shortfall. Although Porvenir has never failed to meet the minimum requirements, failure to do so could require us to increase our investment in Porvenir, seek capital from alternative sources or forfeit our investment, or lead to the dissolution of the AFP and the transfer of the fund to another AFP. If Porvenir is unable to fulfill the minimum return or the stabilization reserve requirements, or if new laws or decrees impose more onerous requirements, Porvenir’s business may be materially adversely affected.

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

Furthermore, Porvenir manages voluntary pension funds (fondos de pensiones de jubilación e invalidez) created by Decree 2513 of 1987 as supplementary savings vehicles for pensions, which are independent and different from the mandatory pension funds and benefit from tax incentives.  Subject to certain limits, savings in voluntary pension funds are considered as exempt income for purposes of the corporate income tax (Impuesto de Renta) under rules defined in article 1261-1 of the Tax Statute. These exemptions have been subject to modifications through tax reforms such as Law 1607 of 2012, Law 1819 of 2016, Law 1943 of 2018, also known as Ley de Financiamiento substantially replaced by Law 2010 of 2019, also known as Economic Growth Law. Changes in the applicable regulation to voluntary pension funds, in particular with respect to its tax benefits, could reduce the interest in this type of savings products and generate an adverse effect on the management fees received by Porvenir for the administration of these funds.

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

We may not effectively manage risks associated with the replacement of benchmark indices.

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

Any of the benchmark reforms which have been proposed or implemented, or the general increased regulatory scrutiny of benchmarks, could also increase the costs and risks of administering or otherwise participating in the setting of benchmarks and complying with regulations or requirements relating to benchmarks. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks.

Any of these developments, and any future initiatives to regulate, reform or change the administration of benchmarks, could result in adverse consequences to the return on, value of and market for loans, mortgages, securities, derivatives and other financial instruments whose returns are linked to any such benchmark, including those issued, funded or held by us or our banking subsidiaries.

Various regulators, industry bodies and other market participants in the U.S. and other countries are engaged in initiatives to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. There is no assurance that these new rates will be accepted or widely used by market participants, or that the characteristics of any of these new rates will be similar to, or produce the economic equivalent of, the benchmarks that they seek to replace. If a particular benchmark were to be discontinued and an alternative rate has not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on our results of operations. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect our results.

On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates the London interbank offered rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021. Therefore, after 2021 LIBOR may cease to be calculated. The Bank of England and the FCA are working with market participants to catalyze a transition to using the Sterling Overnight Index Average (Sonia). In addition, the Alternative Reference Rates Committee, a group of private-market participants and official-sector entities convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has recommended that the Secured Overnight Financing Rate (SOFR) replace U.S. dollar LIBOR.  Many unresolved issues remain, such as the timing of the successor benchmarks introduction and the transition of a particular benchmark to a replacement rate, which could result in wide spread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. For example, SOFR and other alternate reference rates have compositions and characteristics that differ significantly from the benchmarks they may replace, have limited history, and may demonstrate less predictable performance over time than the benchmarks they replace.

These and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for Grupo Aval. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk that the revenues of products linked to LIBOR (in particular those indices that will be replaced) decrease; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period, and (vii) litigation risks regarding our existing products and services, which could adversely impact our profitability. As of December 31, 2019, Grupo Aval had Ps 20,887.5 billion of assets and Ps 4,650.1 billion of liabilities that used LIBOR as a benchmark, as well as derivatives with such characteristics. While some of these outstanding LIBOR-based loans, borrowings and contracts include fallback provisions to alternative reference rates, most of our outstanding LIBOR-based products and contracts do not include fallback provisions or adequate fallback mechanisms and will require amendments to modify their terms. Additionally, most of our outstanding LIBOR-based loans, borrowings and contracts may be challenging to modify due to the requirement that all impacted parties consent to such modification.  It is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be adversely affected by fluctuations between the value of the Colombian peso or other local currencies where we operate, and the U.S. dollar as a result of U.S. dollar-denominated indebtedness and as a result of our Central American operations.

We face exposure to fluctuations in the rate of exchange between local currencies and the U.S. dollar, particularly given the fact that the currencies in countries where we and BAC Credomatic operate have historically experienced significant devaluations and depreciations. Fluctuations in the exchange rate between the value of the Colombian peso or other local currencies where we operate, and the U.S. dollar, may also negatively affect our leverage ratios as measured by regulators or by rating agencies. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated financial obligations and customer deposits, and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates.

We are subject to impacts on our statement of income and/or statement of financial position derived from fluctuations of the Colombian peso, in particular, against the U.S. dollar, where most of our foreign long-term debt is denominated, and the Colombian peso, and between the U.S. dollar and each of the currencies in our Central American operations, as 40.2% of our average consolidated assets for the year ended December 31, 2019 and 43.9% of our average consolidated liabilities for the year ended December 31, 2019 are foreign currency-denominated.

On a consolidated basis we have U.S.$ 3.9 billion (Ps 12.7 trillion) of long-term debt denominated in U.S. dollars as of December 31, 2019. Our significant dollar-denominated investments in Central America can affect our business. Fluctuations in the exchange rate between the Colombian peso and the U.S. dollar may affect the value of these debt and investments on our statement of financial position and cause us to recognize gains or losses in our statement of income. Any substantial fluctuation in the U.S. dollar relative to the Colombian peso could affect our results of operations and our ability to meet our future payment obligations and increase or decrease the peso value of our risk-weighted assets and goodwill, thereby affecting capital ratios of our banking subsidiaries.

The exchange rate fluctuation between the Colombian peso and U.S. dollar also affects our results as the functional currency of LB Panamá, which consolidates BAC Credomatic, is the U.S. Dollar. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018—Banco de Bogotá” for a description of the effect of such fluctuation on LB Panamá’s results.

A substantial portion of BAC Credomatic’s earnings, assets and liabilities are in Costa Rican Colones, Guatemalan Quetzals, Honduran Lempiras, Nicaraguan Córdobas, Panamanian Balboas (1 Balboa is equivalent to 1 U.S. dollars) and U.S. dollars. As a result, our Central American operations are subject to risks relating to foreign currency exchange rate fluctuations between these currencies and pesos.

We are exposed to changes in the values of current holdings and future cash flows denominated in other currencies. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates. Hedging instruments used to mitigate this risk include currency swaps and deposits as of December 31, 2019.

Foreign exchange rate risks associated with U.S. dollar-denominated liabilities are hedged with the net investment that Grupo Aval maintains in BAC Credomatic through Banco de Bogotá. The difference between the U.S. dollar-denominated debt and the net investment in BAC Credomatic (including any goodwill associated with the acquisition) may result in a net U.S. dollar asset position which Grupo Aval, through Banco de Bogotá and LB Panamá may hedge with forward contracts. For more information see Note 9 to our audited consolidated financial statements. This strategy materially hedges our equity against fluctuations in the exchange rate between the value of the Colombian peso and the U.S. dollar, but may generate volatility in our leverage ratios as measured by regulators or by rating agencies.

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

The Colombian Commercial Code (“Código de Comercio”) limits the amount of interest our Colombian subsidiaries may charge on commercial transactions, including transactions of our banking subsidiaries. In the future, regulations in Colombia or other countries in which we operate, could impose increased limitations regarding interest rates or banking fees. Law 1430 of December 2010, as amended, authorizes the Colombian government to impose or place limits on tariffs and fees charged by banks and other financial institutions where the government has determined that there is insufficient competition in a relevant market. Additionally, the law requires the Superintendency of Finance to implement a monitoring scheme of the tariffs and fees charged by the financial institutions in their relevant markets and to report the results of this evaluation semi-annually to the Colombian government. The Colombian government issued Decree 4809 of 2011 and Decree 1854 of 2015, which (i) require banks to provide each of their clients with statements of all fees charged to such clients on an annual basis, (ii) set a limit on the fees that banks may charge to their clients for withdrawals from automated teller machines of other banks and (iii) establish that transactions through the internet may not cost more than those made through other channels. Accordingly, the Superintendency of Finance has issued External Circular 012 of 2012, setting the rules and principles that must be followed by banking and financial institutions at the time of establishing, publishing and promoting their tariffs and fees. A significant portion of our banks’ revenues and operating cash flow is generated by credit services and any such increased limitations would materially and adversely affect our results of operations and financial condition.

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

Law 1555 of 2012 allows consumers of financial services to prepay obligations denominated in pesos owed to financial institutions, without incurring any penalty. The law also requires that financial institutions disclose the possibility of such prepayment to borrowers prior to the extension of any loan. Although, this law does not apply to loans having a balance that exceeds 880 times the legal monthly minimum wages, nor to financial obligations acquired prior to its effective date (July 9, 2012), its application may substantially affect our banking business profits.

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

On December 27, 2019, the Colombian Congress passed Law 2009 by means of which entities authorized to take deposits from the public and charging management fees for savings accounts, debit cards and credit cards, must grant their clients monthly access to a minimum package of services at no cost. We expect that the financial impact on our results driven by the implementation of this law will not be significant as some of the fees that will not  be charged were already offered for free by our banks as part of their customer service and retention strategy.

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

Under the Colombian Constitution and similar regulations in other countries in which we operate, individuals may initiate constitutional actions (acciones populares), or class actions (acciones de grupo), to protect their collective or class rights, respectively. Individuals may also initiate constitutional actions for the protection of their fundamental rights. These actions are known as “Tutelas”. Colombian financial institutions, including our banking subsidiaries, Corficolombiana and Porvenir, and other of our businesses have been, and continue to be, subject to these actions with regard to fees, financial services, mortgage lending and interest rates, the outcomes of which are uncertain. In addition, the number of such actions could increase in the future and could significantly affect our businesses.

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

We are subject to cybersecurity threats

We and our subsidiaries are highly dependent on information systems to process transactions, respond to customer queries in a timely manner, operate our technological infrastructure and maintain profitable operations across the jurisdictions in which we operate.

We and our subsidiaries dedicate significant resources to maintaining and regularly upgrading our systems to implement technology that protects our networks against cyber-attacks. For example, we have implemented risk analysis processes and controls and have developed specialized teams in care and response to incidents (Computer Security Incident Response Team - CSIRT) to handle incidents and emergencies. These teams work in a coordinated manner in the face of joint threats. Although we have experienced cyber-attacks in the past, such as malware and ransomware infections, which have required immediate attention from CSIRT and resulted in some temporary interruptions to non-operational areas, these attacks have not had a material impact on our business and, depending on their relevance, have been reported to the corresponding committees of Information Security and IT security, and to the executive levels and Board of Directors of Grupo Aval. There can be no assurance that any future cyber-attacks will not occur, or how frequent such attacks could occur and what effect such events or perceived events could have on our business.

Cybersecurity risks for financial institutions, such as ours, have increased significantly due to the proliferation of new technologies, the use of the Internet and automated processes, the diversification of channels to perform financial transactions, hand in hand with the development of new techniques of organized crime, hackers, hacktivists, terrorists and other external parties. In addition, we are introducing new products and services, such as our digital channels, that are changing processes, which may result in new operational risks that we may not fully appreciate or identify. As a result, we and our subsidiaries are susceptible to malware, ransomware, computer hackers, disgruntled employees and other causes that could affect the IT infrastructure that supports our service channels. In particular, specialized and highly coordinated attacks have proliferated in the financial sector, in Latin America particularly, over the last year.

We outsource certain services and, although we require that our service providers adhere to our security standards, we cannot assure you that any of our service providers will not experience cyber-attacks that would affect the provision of our services or interrupt our business. In the event of a breakdown or improper operation of our or a third party’s systems or improper or unauthorized action by third parties or our employees, we could suffer financial loss, an impairment to our liquidity, a disruption of our businesses, regulatory sanctions or damage to our reputation. While many of our agreements with third party vendors include indemnification provisions, we may not be able to recover sufficiently, or at all, to adequately offset any losses. Furthermore, although we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses.

If one or more cyber-threats occur, it could result in a security impact on our systems and jeopardize our or subsidiaries customers’, or counterparties’ personal, confidential, proprietary or other information processed, stored in, and transmitted through our and our third-party providers’ computer systems. Furthermore, such events could cause interruptions or malfunctions in our or our subsidiaries customers’, counterparties’ or third parties’ operations, which could result in reputational damage with our or our subsidiaries customers’, reduced demand for our services and products, additional costs to us (such as repairing systems, adding new personnel or technologies), regulatory investigations, litigation or enforcement, or regulatory fines or penalties, all or any of which could adversely affect our business, financial condition or results of operation.

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

More generally, publicized information concerning security and cyber-related problems could inhibit the use or growth of electronic or web-based applications or solutions as means of conducting commercial transactions. Such publicity may also cause damage to our reputation. As a result of any of the above, our business, financial condition or results of operations, and reputation could be adversely affected.

Our policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to fines and other liabilities.

We and our subsidiaries are required to comply with applicable anti-money laundering laws, anti-terrorism financing laws, anti-bribery and other regulations. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures, and to report suspicious or large transactions to the applicable regulatory authorities. While we and our financial institutions have adopted policies and procedures aimed at detecting and preventing the use of banking networks for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures may not completely eliminate instances where they may be used by other parties to engage in money laundering and other illegal or improper activities. If we or any of our subsidiaries, joint ventures or other affiliates fail to fully comply with applicable laws and regulations, the relevant government authorities to which they report have the power and authority to impose fines and other penalties. In addition, our businesses and reputation could suffer if customers use our financial institutions for money laundering or illegal or improper purposes.

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

Damage to our reputation may limit our ability to attract customers, employees and investors. Harm to our reputation can arise from employee or former employee misconduct, legal and regulatory non-compliance, ethical issues, allegations of money laundering, and failing to deliver minimum standards of service and quality, among others. In particular, our success has been attributable, in part, to the high esteem in which our controlling shareholder Mr. Sarmiento Angulo, our president, Mr. Sarmiento Gutiérrez, some of our senior management and our subsidiaries’ senior management, ex-senior management and members of the Board of Directors are held in Colombia. Reputation plays an integral role in our business operations, which are based on customer confidence and trust. If the public image or reputation of any of the foregoing is damaged as a result of negative publicity or otherwise, business relationships with customers of the entire group may deteriorate, which would adversely affect our results of operations and financial condition. Any perceived or real difficulties experienced by any one of our subsidiaries would harm the reputation of Grupo Aval as a whole, which would also have an adverse effect on our results of operations and financial condition.

We are controlled by Mr. Sarmiento Angulo, whose interests could differ from the interests of other common, preferred shareholders and ADS holders.

Mr. Sarmiento Angulo beneficially owns 97.5% of our common shares outstanding and 42.7% of our preferred shares outstanding, as of April 17, 2020, and, accordingly, controls our group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The preferred shares do not have any voting rights and thus will not affect such control of our group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including holders of ADSs and underlying preferred shares. In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, as of April 17, 2020, he beneficially owns 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 11.0% of Corficolombiana.

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

We conduct banking businesses outside our historical home market of Colombia primarily through BAC Credomatic. Our Central American operations may involve risks to which we have not previously been exposed. Some of these operations are in countries that may present different or greater risks than those in Colombia. For example, BAC Credomatic has a significant consumer finance business, including credit card operations, in the Central American countries in which it operates. At December 31, 2019, BAC Credomatic’s consumer loan portfolio (including mortgages, vehicles and other personal loans) totaled U.S.$6.3 billion (Ps 20.8 trillion) which represented 37.8% of BAC Credomatic’s gross loan portfolio, and U.S.$ 3.2 billion (Ps 10.6 trillion) in credit card loans, which represented 19.2% of BAC Credomatic’s gross loan portfolio. We may face delays in payments by customers and higher delinquency rates in these countries, which could necessitate higher impairments for loan losses and, consequently, have a negative effect on our financial performance.

We depend on BAC Credomatic’s current senior management, and the loss of their services could have a material adverse effect on BAC Credomatic’s business.

We have retained most of the senior management of BAC Credomatic, who have worked on average over 18 years at BAC Credomatic. The loss of services of any of BAC Credomatic’s senior officers could have an adverse effect on BAC Credomatic’s business.

Changes in credit card regulations may adversely affect BAC Credomatic’s business.

The credit card business is an important business segment for BAC Credomatic, representing 19.2% and 18.3% of its gross loan portfolio for December 31, 2019 and 2018, respectively. The adoption of new laws and regulations or the revision of the current regulatory regime for credit cards in any of the jurisdictions in which BAC Credomatic operates may have an adverse effect on BAC Credomatic’s results of operations and financial condition.

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

Pursuant to Colombian law, the Colombian Central Bank has the power to intervene in the exchange market in order to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate, acting through a variety of mechanisms, including discretionary ones. During recent years, the Colombian Central Bank has employed a floating exchange rate system with periodic interventions. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. For example, the peso depreciated 0.8% against the U.S. dollar in 2019, depreciated 8.9% in 2018, appreciated 0.6% in 2017, appreciated 4.7% in 2016 and depreciated 31.6% in 2015. Unforeseen events in international markets, fluctuations in interest rates, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the Colombian peso, thereby decreasing the U.S. dollar value of the dividends paid to holders of the ADSs.

Restrictions on purchasing our preferred shares may affect the market liquidity of our preferred shares and ADSs.

Under Colombian securities regulations, as a general rule, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real or “UVRs” (approximately U.S.$5,452.0), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 270.7 (U.S.$0.08) and 66,000 UVRs = Ps 17,867,071.2 at December 31, 2019). Any transfer of preferred shares underlying the ADSs may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

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

Our banking subsidiaries extended credit through loans to finance the acquisition of preferred shares in the Preferred Shares Local Offering of which, six loans, representing Ps 84.6 billion (U.S.$25.8 million), remained outstanding on December 31, 2019. The final loan will mature in 2021. Depending on the characteristics of the borrower, our banking subsidiaries may have required collateral, which may have included a pledge of the preferred shares that were subject to the financing. Such a pledge would permit our banking subsidiaries through a court procedure to seek the sale of the preferred shares if the borrower defaults. Our banking subsidiaries had, on an aggregate basis, pledges over 65,095,523 preferred shares (0.9% of our total preferred shares) related to loans made to third parties at December 31, 2019. All the loans are full-recourse loans. Under the terms of the pledges, each borrower is limited from selling the pledged shares until the loan is repaid. Under Colombian law, our banking subsidiaries must seek to sell any repossessed shares as banks are not permitted to hold shares issued by their parent. If changes in general economic conditions or other factors cause these borrowers to default on their loans, our subsidiaries will have to sell our preferred shares into the market, or alternatively, upon repayment of the loans, these borrowers will not be restricted from selling such shares in the market. As a result, the market price of our preferred shares and ADSs may decline.

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

Colombia and other countries in which we operate have different corporate disclosure and accounting standards for our industry than those applicable in the United States. Financial reporting disclosure requirements in the jurisdictions in which we operate differ in certain significant respects from those required in the United States. There are also material differences between IFRS (as issued by the IASB) and Colombian IFRS. Accordingly, our separate financial statements may not be the same as the information available to holders of shares issued by a U.S. company. Furthermore, since January 1, 2015, we began preparing our financial statements in accordance with IFRS as issued by the IASB and, as a result, some of our financial data may not be easily comparable from period to period.

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

ITEM 4. INFORMATION ON THE COMPANY

A.          History and development of the company

Our company

We are Colombia’s largest banking group based on total assets and we are also the largest banking group in Central America based on total assets as of December 31, 2019. We provide a comprehensive range of financial services and products from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

As of December 31, 2019, 70.3% of our assets are recorded in our Colombian entities, and 29.7% in our Central American operations (through LB Panamá who consolidates BAC Credomatic’s operations). In terms of businesses, 87.3% of our total assets were consolidated assets from our banking subsidiaries, 11.4% were consolidated assets from Corficolombiana, and 1.3% were on-balance sheet consolidated assets of our pension fund manager, Porvenir. On a consolidated basis, Grupo Aval manages Ps 278.8 trillion of on-balance sheet assets, and Ps 259.9 trillion of off-balance sheet assets (assets under management).

The SEC maintains an internet website that contains reports, proxy, information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The Company’s website address is www.grupoaval.com. The information contained on, or that can be accessed through, the Company’s website is not part of, and is not incorporated into, this Annual Report.

Colombian operations

Our operations in Colombia mainly consist of four commercial banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest merchant bank (Corficolombiana) measured by assets and the largest private pension and severance fund manager (Porvenir) measured by AUMs and customers. Through our subsidiaries, we have trust, portfolio management and bonded warehouse services. Our Red Aval (Grupo Aval network) is one of the largest networks of ATMs and branches in Colombia and has been a key element of our competitive positioning in the Colombian market. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red Aval (Grupo Aval network).

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

The following table shows ROAA, ROAE, efficiency ratio and Colombian market share information of our Colombian banking subsidiaries, our aggregate operation and our principal competitors in accordance with Colombian IFRS on a separate basis.

	At and for the Year ended December 31, 2019
	Grupo Aval entities
	Banco de	Banco de	Banco	Banco AV	Grupo Aval			BBVA
	Bogotá	Occidente	Popular	Villas	Aggregate (1)	Bancolombia	Davivienda	Colombia
	(in percentages)
ROAA(2)	2.8	1.2	1.3	1.3	2.1	2.0	1.4	1.2
ROAE(3)	13.9	10.6	12.3	12.4	13.1	13.8	12.2	16.3
Efficiency ratio(4)	37.7	53.8	62.4	58.9	46.7	45.3	42.1	45.1
Market share in Colombia:
Net income	24.1	4.2	3.0	1.7	33.0	30.6	12.0	6.7
Deposits	13.6	5.9	4.1	2.9	26.4	24.8	13.7	11.2
Gross loans	12.2	6.0	4.2	2.5	24.9	26.0	15.9	10.4
Assets	14.6	5.7	3.7	2.2	26.2	25.2	14.1	9.7
Branches	11.6	3.8	3.6	5.4	24.5	12.5	9.7	8.4
ATMs	10.9	2.0	4.9	3.6	21.4	30.8	13.2	8.2

Source: Calculations for ROAA, ROAE and efficiency ratio are based on each entity’s respective separate financial statements in accordance with Colombian IFRS that are publicly available on the Superintendency of Finance website. Colombian market share information is based on separate data filed with the Superintendency of Finance, except for figures relating to branches and ATMs from Grupo Aval entities, which are derived from Grupo Aval data. Colombian market share data for Grupo Aval Aggregate is based on aggregate figures. For market share information on each of our banking subsidiaries, see “—B. Business overview—Our operations”.

(1)	Ratios and market share data reflect aggregated separate data of Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas.
(2)	ROAA is calculated as net income divided by the 13-month average of month-end total assets.
(3)	ROAE is calculated as net income divided by the 13-month average of month-end total equity.
(4)

Throughout this section, efficiency ratios are calculated as total expenses, divided by total income before net impairment losses on financial assets (including net interest income, net income from commissions and fees, net trading income and other income).

Central American operations

Through our BAC Credomatic operations, we are the largest banking group in Central America based on consolidated assets. We have a leading Central American presence with operations that are complementary to our Colombian businesses and a leading position in the consumer and credit card banking businesses in the region.

We have operations in six Central American countries (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá). We are the leading credit card issuer and merchant-acquiring franchise in Central America, according to internal benchmarks. At December 31, 2019, BAC Credomatic’s credit card portfolio totaled U.S.$ 3.2 billion (Ps 10.6 trillion), which represents a 9.1% increase from U.S.$ 3.0 billion (Ps 9.7 trillion) at December 31, 2018. At December 31, 2019, 84.5% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, Honduras, Guatemala and Panamá. The remaining 15.5% was distributed among El Salvador and Nicaragua.

Through a network of 762 branches, 2,136 ATMs and 8,860 other points of service at December 31, 2019, BAC Credomatic has more than 3.8 million customers and serves a region with a total population of approximately 49.7 million at December 31, 2019. Our Central American operations represented 29.7% of our consolidated total assets at December 31, 2019. For the years ended December 31, 2019, 2018 and 2017, the efficiency ratio for BAC Credomatic was 56.2%, 54.5% and 55.7%, respectively.

We continue working to improve our performance in Central America and continue to improve BAC Credomatic’s efficiency and profitability ratios. The efficiency ratio of our consolidated Colombian operations was 43.3% for the year ended December 31, 2019, while the efficiency for our consolidated Central American operations was 56.3% for the same period. We also believe we can continue leveraging Grupo Aval’s expertise to increase BAC Credomatic’s share in corporate lending within Central America.

The following table shows the market shares of our Central American operations and that of our principal competitors in Central America.

	At December 31, 2019
		Bancolombia
	BAC	Central	Banco	Banco	Banco
	Credomatic	America	General	Industrial	Promerica
	(in percentages)
Central American market share:
Loans, net	10.3	9.3	7.6	6.0	4.0
Assets	9.4	8.0	7.4	7.0	3.7
Deposits	9.7	8.1	7.0	6.5	3.8
Liabilities	9.2	8.0	7.2	7.2	3.8
Total equity	11.0	7.9	8.8	5.9	3.1
Net income	13.7	7.4	17.1	9.2	2.7

Source: Calculated based on consolidated data aggregated from the local superintendencies of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá. Loans, net exclude Interbank and overnight funds.

Our business strengths

We believe that we have achieved our leading positions in the Colombian and Central American financial services industry through the following competitive strengths.

Strong track record of growth and resilient profitability

We believe that our leading position in the Colombian market, cross-bank synergies, economies of scale, low-cost funding and operating efficiencies have helped us achieve stable profits. Despite declines, such as the one experienced in 2017 mainly due to the economic cycle in Colombia, the resilience of our returns, both on our separate and consolidated financial statements results from the diversified loan portfolio provided by our multi-brand banking subsidiaries, a competitive and more stable cost of funding structure and solid coverage ratios of our past due loans. Our consolidated total assets have grown at a compounded annual growth rate1 (CAGR) of 6.5% from December 31, 2015 to December 31, 2019. During the same period, our consolidated total liabilities have grown at a CAGR of 6.1% and our total equity has grown at a CAGR of 9.8%. We have historically accomplished our growth through both organic expansion (growing with the market, increasing the number of clients, deepening our share of any client’s exposure to the financial system and improving cross-selling) and strategic acquisitions.

Leading banking operations in Colombia and Central America

We are the largest participant in the Colombian banking market with a market share of 26.2% of total assets and second largest market share of gross loans, 24.9%, at December 31, 2019. As of the same date we also have the largest market share of deposits, 26.4%. Our Red Aval (Grupo Aval network) has been a key element of our competitive positioning in the Colombian market. At December 31, 2019, our ATMs and branches represented 21.4% and 24.5% of total ATMs and branches in Colombia, respectively.

Through our digitalization strategy we have and will continue to take advantage of new technologies that improve our existing customers’ experience through new digital products and services, that enable us to serve previously unserved or underserved segments and reach new markets. In addition, the implementation of these new digital technologies allows us to serve these products and segments in new markets in a significantly more efficient way. The strengthening of our digital channels, the optimization of the Red Aval (Grupo Aval network) footprint and the implementation of business analytic cases have been fundamental to this process.

In Central America, BAC Credomatic is the leading financial group as measured by several metrics (as detailed at the beginning of Item 4), and with a record of strong financial performance. Its ROAE was 14.1% for the year ended December 31, 2019 and 15.2% for the year ended December 31, 2018. BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club, and has the only network in the region that processes all major credit card brands. BAC Credomatic’s market share in terms of net loans varies in the different countries as follows, as of December 31, 2019: 15.3% in Costa Rica, 14.3% in El Salvador, 12.1% in Guatemala, 14.6% in Honduras, 24.0% in Nicaragua and 5.6% in Panamá.

Diversified and competitive sources of funding

We have access to diverse sources of funding, including deposits and debt securities issued in Colombia and in the international capital and credit markets, which results in a competitive cost of funding for our operations, among the lowest between our main competitors. At December 31, 2019, our market share of total customer deposits in Colombia was 26.4%, supported by a 37.5% market share in checking accounts and a 25.7% market share in savings accounts. Our consolidated deposits represented 76.2% of our total funding both at December 31, 2019 and December 31, 2018, which provides us with a stable and low cost funding base. Furthermore, the ratio of deposits to total loans, net, which was 100.9% as of December 31, 2019 and 97.4% as of December 31, 2018, is among the best of our peers. We believe that this funding base supports our initiatives to expand our businesses.

Sound credit risk management

In accordance with Colombian IFRS, Grupo Aval’s aggregate ratio of loans past due more than 30 days over gross loans was 3.9% at December 31, 2019, low relative to our principal competitors on a separate basis. Each of our banking subsidiaries has a comprehensive credit risk management system, which enables them to identify risks and resolve potential problems on a timely basis. In addition, we have established upward loan reporting processes, and our risk management staff meets on a weekly basis to discuss the loan portfolio, risks, opportunities and developments in the industry.

Solid capital positions

Each of our banks is well-capitalized above the minimum capital adequacy mandatory ratios as calculated under Colombian capital adequacy regulations. We expect that our banks will also exceed minimum capital requirements when we migrate to post-crisis Basel III standards in 2021.

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

1   Calculated as the division of a value at the end of any given period by the value at the beginning of any previous period. The result is raised to an exponent of one divided by the number of periods between the two points in time. Finally, one (1) is subtracted from the subsequent result.

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

Focus on group-wide best practices

We apply group-wide best practices and corporate policies and procedures to all of our operating subsidiaries. These practices are designed to encourage a consistent approach with respect to effective risk management, efficient use of capital, cost control, brand management, general procurement and integration of information technology. We believe that these practices have helped us and will continue to help us achieve economies of scale and synergies to optimize operating and administrative costs. For the year ended December 31, 2019, we had a consolidated efficiency ratio of 47.6%, and our banking subsidiaries had consolidated efficiency ratios ranging from 49.6% (Banco de Occidente) to 62.8% (Banco Popular).

Experienced management teams

Our qualified and experienced management teams, both at Grupo Aval and at its operating subsidiary levels, have played a key role in guiding our growth. Our chairman, Mr. Sarmiento Angulo, has over 65 years of business experience, including over 45 years in the banking and related financial services industry. Our president, Mr. Luis Carlos Sarmiento Gutiérrez, has over 20 years of experience in the banking and related financial services industry and over 30 years of business experience as an executive in Colombia and the United States. Our and each of our operating subsidiaries’ management teams are dedicated to formulating and executing business strategies through a culture of excellence, innovation and cooperation, which has served as our guiding vision throughout the various acquisitions and initiatives undertaken by Grupo Aval.

Our strategy

We pursue profitable and sustainable growth based on five pillars:

(i)	Risk management

Risk management is at the core of the banking business. We seek to excel in understanding, managing and pricing the financial risks that we assume as part of our activity.  In addition, we strictly manage non-financial risks that our business is exposed to in order to ensure the sustainability of our business.

Through our risk management teams at the corporate level and in our subsidiaries, we seek to ensure that the financial risks we assume are within our risk appetite and are correctly priced to generate long term value for our stakeholders.  We constantly monitor changes in the environment in order to reassess our risk position and anticipate their impact on our business.

We have implemented strict risk underwriting standards and a rigorous pricing discipline, seeking long-term value generation. Banks use funds transfer pricing (FTP) curves that allow them to isolate the risks managed by the asset liability management (ALM) units from the business units, as the base of a disciplined pricing system for the intermediation activity.

(ii)	Innovation and Digitalization

Grupo Aval works to identify and capture synergies between our banking subsidiaries. In order to contribute to this objective, in 2018 we launched a consolidated effort to lead the digital transformation, aligning our banking subsidiaries with a shared vision for a digital future. Our Colombian banking subsidiaries have joint efforts aligning our digital strategy with their individual capacities, with the aim of digitalizing their products, channels and processes in order to achieve operational efficiency and create more innovative products and services. In Central America, we have advanced along the same lines and consolidated a Digital Experience Lab in Costa Rica. This lab is responsible for all development needs for the six Central American banks regarding innovations in BAC Credomatic’s website, online and mobile banking, and their payments platform.

Our digital strategy considers 3 dimensions:

•

Digitalize existing products and processes. We intend to be more efficient, provide a better service and improve customer journeys. We believe our industry is changing through efforts like ours. Accomplishing this objective will become a bank’s “ticket to play” in the future. We are therefore currently focusing most of our digitalization effort on this first dimension. So far, this strategy has allowed Grupo Aval to expand its portfolio to 22 digitized products for its banking subsidiaries, facilitating the creation of over 529.7 thousand digital customer deposits, 403.9 thousand digital sales of loans and other services and the approval of 7.1 thousand mortgages, as of December 31, 2019. Additionally, we consolidate our data strategy capabilities by implementing a data platform that was successfully tested and incorporated into 31 use cases, and supported on advanced analytics models to address specific business opportunities, such as churn rate and propensity models for both retail and commercial banking.

•

Develop new digital business models. The creation of new products and services, such as dale! a 100% digital platform, which we launched in February 2020 should enable us to serve new segments and markets not previously served, mainly due to customer acquisition costs (CAC). These innovative platforms are expected to reach new clients that are not well served by traditional banking models, such as younger generations more inclined to maintain exclusively digital relations, and non-profitable clients who have not been sought out by banks due to their low return and high CAC.

•

Generate or participate in “digital ecosystems”. Accomplishing this objective entails offering our digital financial products and services in a complimentary manner and in a way that generates added value to ecosystems through which other non-banking products and services are offered.

(iii)	Efficiencies and economies of scale

We pursue opportunities to create synergies among our subsidiaries and leverage our combined strength. We intend to benefit from our combined scale, while retaining the agility and the resilience of a diversified group of entities. In addition, we seek to benefit throughout the Group from innovation originated in any one of our entities. We focus work on group-wide projects, such as digital banking and business process digitization, analytics, information technology, network integration (such as Red Aval) and procurement of goods and services, among others. These efforts should allow us to achieve economies of scale by involving all of our subsidiaries under a single umbrella. We believe that these efforts have contributed and will continue to contribute to improve our efficiency. During 2019, BAC Credomatic launched a shared service center in Costa Rica to centralize business processes and serve its operations in Central America achieving efficiencies and improving control.

(iv)	Talent management

We focus on attracting, developing and retaining the best talent. To achieve this, we and our subsidiaries are committed to developing our human capital, focusing on well-being and training programs, diversity and inclusion, and in-house talent scouting at a corporate level. We are developing a corporate talent retention and promotion policies, supported on transparent goal setting and objective performance measurement and compensation

(v)	Sustainability

We believe that conducting business in a sustainable manner is key to achieve long-term value. Our sustainability strategy is supported on strong governance practices, protection of the environment and social contribution. In 2019, we launched an effort to consolidate and coordinate the social and environmental activities of our subsidiaries, to collectively increase our positive impact on our stakeholders.

In addition to these pillars, we believe the continued growth of our business will be sustained by the following initiatives:

Further penetrate the markets in which we operate

Despite the slowdown in the growth of the economy driven by the drastic decline in oil prices seen in 2014 and 2015, we believe that after the necessary fiscal adjustments, Colombia’s strong fundamentals enabled its return to a path of higher growth rates. In such a scenario, we can benefit from an increase in GDP per capita and thus in banking penetration. As part of Colombia’s leading group, and drawing upon Grupo Aval’s multi-brand business model, we believe that we are very well positioned to adjust to market conditions and take advantage of scenarios of stronger economic growth.

We plan to continue executing our multi-brand business model and maintain the BAC Credomatic brand. We intend to continue growing our business in Central American in the current economic scenario. In order to improve operational efficiency and increase market share in key sectors, we intend to continue to share our group-wide commercial and operational standards and best practices with BAC Credomatic, while capitalizing on its regional expertise, brand recognition, customer base, and financial services and products, such as credit card issuance and merchant-acquiring businesses.

Expand our services and product offering and diversify our sources of income

We believe we offer the most comprehensive range of banking services and products in Colombia, and we continually seek to expand these offerings to meet evolving customer needs and enhance our profitability. We think we can continue to capture additional revenue by (i) improving our market share in profitable segments and products where we have potential to grow organically given our existing market position (such as credit cards and mortgage loans, where we have a market share of 19.6% and 13.2% at December 31, 2019, respectively); (ii) launching existing and new products to serve new segments (such as the underbanked population); and (iii) improving our product and service offering through their digitization. In addition, we are also expanding our cross-selling efforts to our 12.3 million banking clients and our 14.1 million pension and severance fund clients in Colombia as of December 31, 2019.

Furthermore, we continue to implement initiatives to increase our non-interest income, which consists primarily of net fee income and income from our non-financial operations. For the year ended December 31, 2019, net fee income accounted for 25.5% of our consolidated total income before net impairment losses on financial assets. We believe we can increase non-interest income in future periods by, for example, expanding our offering of bancassurance products (i.e., bank-offered third-party insurance products) through our distribution networks and credit card fee income by increasing credit card loan volume across all of our banks and by growing our investment banking efforts. With regards to the income from our non-financial operations, we believe that our equity investments in strategic sectors such as energy and gas, infrastructure and hotels will continue to contribute sustainable income to our bottom line.

We constantly pursue initiatives to extend our banking services to under-penetrated segments of the Colombian population that have low usage or that do not currently use banking services by developing low-cost products such as “Cuentas de Ahorro de Trámite Simplificado”, or “CATS”, “Cuentas de Ahorro Electrónicas” or “CAES” and Electronic Deposits, which are savings accounts with lighter requirements for the account opening process, which will be offered by our banking subsidiaries in Colombia and by Aval Soluciones Digitales, the first SEDPE (Specialized Companies In Deposits And Electronic Payments) created by a financial institution in the country, cost-effective service channels, such as Corresponsales Bancarios and online/mobile banking and risk management tools.

Pursue other selected acquisitions and increase our controlling interests in our subsidiaries

We have a proven track record of identifying, acquiring and integrating interests in companies we believe have strategic value to us. We are interested in expanding our businesses in Colombia, Central America and into other strategic markets. We will continue to seek opportunities to further expand into new geographies and will evaluate potential acquisition targets that would enable us to grow and consolidate our franchise through the services and products we offer and the markets we can access. We actively consider additional strategic investments, alliances and acquisitions, principally in Colombia, Central America and other selected Latin American countries, which may materialize, if we believe they will generate value, complement our strategic goals, be accretive and will not hinder our technical capital position. We may also continue acquiring additional shares to increase our controlling interests in our subsidiaries as we did in 2016, 2017 and 2018. During 2016, we expanded Banco Popular’s business with the acquisition of the Colombian credit card loan portfolio and users of Ripley – Compañía de Financiamiento Comercial. During 2017 we acquired, through Corficolombiana, an additional 40% stake in both Covipacífico (Concesionaria Vial del Pacífico S.A.S.) and in Covimar (Concesionaria Nueva Vía al Mar S.A.S.); Corficolombiana gained controlling interest in Covipacífico after the transaction. After the transaction, Corficolombiana owns 89.9% of Covipacífico and 100.0% of Covimar. In October 31, 2019, we entered into an agreement for the acquisition of Multi Financial Group (MFG), holding of Multibank, Inc. in Panama. This acquisition is subject to compliance with the conditions precedent set forth in the share purchase agreement and the approval of the supervisory authorities of the countries in which MFG operates.

Oversight

At the holding company, we closely monitor the performance of our banks, Corficolombiana, Porvenir and BAC Credomatic to align their performance with our strategic goals of profitable and sustainable growth. We do so through the following oversight functions.

Strategic planning and performance control

Each banking subsidiary has a long-term business and strategic plan. We agree with our business units on yearly budget, as well as market share and profitability targets, and control their execution. In addition, we make recommendations for setting the compensation of top management in each of our banking subsidiaries annually, and link incentive compensation to achieving budget goals and other financial and strategic performance targets.

Our banking subsidiaries, Porvenir and Corficolombiana are required to report their financial and commercial performance to us on a regular basis, including monthly detailed information. We monitor the performance of our banks against their respective budgets and the performance of our competitors. This systematic control process is complemented by ad-hoc analyses of key commercial and operational drivers, such as loan growth and the loan portfolio quality of each banking subsidiary relative to the others and our competitors. When a subsidiary deviates from its plan or when weaknesses are identified, we meet with the respective bank’s management to discuss remedial measures and a course of action. Similarly, when a banking subsidiary finds itself in a new or challenging situation, we cooperate to assess and respond to these challenges. Our senior management and management of the banking subsidiaries meet on regular basis to discuss strategy, opportunities and current operations. In addition, we explore new business initiatives and recommend our banks new product and services lines, such as bancassurance.

Risk management

We contribute to the cohesion and control architecture of our subsidiaries through a corporate risk management system. Our subsidiaries have to comply with risk related regulations in each jurisdiction they operate, at the corporate level we lead and align transformational processes through corporate guidelines and processes, aimed at a homogeneous understanding of the Group’s risk appetite. In the recent years, we have helped our subsidiaries adopt IFRS 9 and we are leading the transition to Basel III capital adequacy standards in Colombia.

Although each banking subsidiary is responsible for its credit decisions and risk management, we oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in the industry, risks and opportunities. For potential loan transactions that would result in an aggregate exposure to a single issuer in excess of Ps 30 billion on a consolidated basis at the group level depending on the risk rating, our risk management staff will evaluate the transaction and will often make recommendations with respect to the structure of the loan (such as tenor, guarantees, interest rates, commissions and covenants). We also coordinate loan syndications among our banks to effectively leverage the combined equity of our banks and manage any risk issues. For a discussion of our risk management guidelines, see “Item 11. Quantitative and Qualitative Disclosures About Risk”.

Information technology strategy and network integration

Grupo Aval manages the Group’s IT strategy focused on architecture, cybersecurity, processes, infrastructure and corporate procurement. Although each banking subsidiary maintains its own information technology system, we work to identify potential synergies and assists in the implementation of technology and products developed at the holding level within our banks, and the standardization of technology and processes across our banks. For example, we are developing a new technology model based on service-oriented architecture for our institutions. For a discussion of our current technology projects, see “—B. Business overview—Other corporate information—Technology”.

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

Compliance with corporate policies

Our internal control department regularly performs audits to our banks, Corficolombiana, Porvenir and BAC Credomatic, as well as their operating subsidiaries, to provide objective assurance to our management and board of directors regarding their effectiveness, financial reporting and control mechanisms as well as to monitor compliance with our best practices and guidelines. Any deviations from our best practices and guidelines are monitored by our internal control team, which recommends remedial measures and ensures their implementation.

Marketing, corporate image and sustainability

Our centralized marketing strategy in Colombia pursues two main objectives: to increase the competitiveness of our banks and to strengthen our corporate image, while differentiating the identities of each of our entities. To achieve these objectives, we negotiate with third parties for the provision of certain marketing services and to design and implement advertising and marketing campaigns for certain services and products from our banking subsidiaries in Colombia. We have set up marketing guidelines and pursue communications that increase the exposure of our brands and those of our subsidiaries. In 2019, we launched an effort to consolidate and coordinate the social and environmental activities of our subsidiaries, to collectively increase our positive impact on our stakeholders. We are continuously searching for better environmental, social and governmental (ESG) standards and ratings to align our interests with those of our current and potential stakeholders.

Inorganic growth

From time to time, our banks explore merger and acquisition opportunities. We provide support to our banking subsidiaries’ management teams in identifying opportunities, negotiating favorable terms and implementing acquisitions. We independently assess a prospective target’s strategic fit with the acquiring banking subsidiary and within our group as a whole, and aid our banks in evaluating, negotiating and implementing acquisitions.

Our Markets

Our operations are substantially located in Colombia, representing 70.3% of our consolidated assets and 69.5% of net income attributable to owners of the parent, and in Central America, representing 29.7% of our 30.5% of net income attributable to owners of the parent, in each case at and for the year ended December 31, 2019.

Colombia

In the last five years, the Colombian financial system has proven to be resilient despite a challenging macroeconomic scenario. The decline in oil prices that began in 2014 had severe impacts on Colombia, mainly in the fiscal balance and GDP growth. First, as oil represented close to 50% of the exports in 2014, the decline in the price of the commodity brought with it a severe current account deficit which peaked at 6.3% in 2015. Second, the Colombian peso reacted accordingly, going from approximately Ps 1,850 per U.S.$ in mid-2014 to more than Ps 3,300 per U.S.$ in February 2016. Third, the government saw a decline of close to 20% of its total revenues originated from oil-related activities (taxes paid by the oil sector and dividends paid by Ecopetrol), which implied a deterioration of the Government fiscal deficit from 2.3% of GDP in 2013 to a high of 4.0% of GDP in 2016. In order to reduce the fiscal deficit and comply with the Law 1473 of 2011 (the “Law of Fiscal Rule”), the Government passed four fiscal reforms in the last 5 years: Law 1739 in December 2014, Law 1819 in December 2016, Law 1943 in December 2018 and, most recently, Law 2010 in December 2019. Fourth, inflation increased from a stable 3% level in mid-2014 to close to 9% in July 2016, mainly driven by a pass-through effect of the currency devaluation, but also affected by a severe drought caused by the El Niño climatic phenomenon and the longest truckers’ union strike in the country’s history. To control inflation and inflation expectations, the Central Bank had to pursue a contractionary monetary policy, taking its intervention rate from 4.50% in 2015 to 7.75% in 2016, and easing it back to 4.25% after inflation was contained within the Central Bank’s target range of between 2% and 4%.

As a result of the above, the economy decelerated and grew at only 2.1% in 2016 and 1.4% in 2017, the slowest pace since the global financial crisis in 2009. Nevertheless, the economic recovery began in 2018 with a GDP growth of 2.5% and gained traction in 2019 with a GDP growth of 3.3%. Banks improved their performance in terms of loan growth and asset quality, in line with the improving economic conditions. Bank credit volume, adjusted for securitized mortgage loans, grew 7.9% year-on-year at December 31, 2019, significantly higher than the 5.9% of December 31, 2018 and the 6.2% of December 31, 2017. In addition, the delinquency of gross loans past due more than 30 days of 4.8% at December 31, 2019 was 22 bps below the 5.0% at December 31, 2018, driven by a strong improvement in the delinquency of consumer loans which has been steadily trending down to 4.7% at December 31, 2019, after reaching 6.1% in March 2018.

The 3.3% GDP growth of Colombia for 2019, compares favorably to the Latin America and the Caribbean growth of 0.1%, estimated by the IMF. According to data from the IMF’s October 2019 WEO, at December 31, 2019, Colombia’s population and economy were the third and fourth largest in Latin America, respectively.

The current account and fiscal deficits remain a vulnerability of Colombia’s economy and a source of risk for the financial sector. Colombia’s current account deficit widened to 4.3% of GDP in 2019, from 3.9% in 2018. The widening current account deficit is primarily explained by the increase in the trade deficit of goods and services. The increase in imports, especially capital goods and transportation equipment, along with lower oil and coal exports, explain most of the trade deficit increase in 2019. The trade deficit has been partially offset by a decrease in the factor payments and increase in remittances from Colombian citizens living abroad.

On the fiscal front, the Government’s deficit improved to 2.5% as a percentage of GDP in 2019, from 3.1% in 2018, in compliance with the Law of Fiscal Rule which establishes a fiscal rule of 2.7% for 2019. Per the Law of Fiscal Rule, the Government’s deficit is expected to decline further to 2.2% as percentage of GDP in 2020. The government will face a challenge with regards to how to replace waived tax revenue resulting from the reduction in corporate income tax approved by Congress at the end of last year (Law 2010 of 2019).

Global growth prospects for 2020 have deteriorated recently as the coronavirus outbreak has continued to escalate and oil prices experienced a sharp decline. In line with these new developments, the local stock market has posted significant losses in the year to date and the currency weakened to a maximum of Ps 4,153.91 per U.S.$ in March 20, 2020. In order to slow the infection rate of COVID-19, the Colombian Government decided to lockdown the country in early March 2020, shutting down airports, sports events and other social events. Uncertainty surrounds the fiscal cost of the additional emergency spending announced by the Colombian Government in connection with the coronavirus, intended to mitigate the fall in income of vulnerable households, in particular those who work in the informal sector, due to the nation-wide lockdown. The Ministry of Finance is borrowing resources equivalent to 1.3% of GDP from local and regional rainy-day funds to face the economic impact related to the lockdown, which we estimate makes it difficult to achieve 2020’s fiscal target.

On March 27, 2020, Colombia’s Central Bank unanimously decided to reduce the intervention rate by 50 basis points from 4.25% to 3.75%, after holding it steady for 23 consecutive months, in order to contribute to the recovery in domestic demand. The Central Bank considered that the reduction in the interest rate will help alleviate the financial burden on households and businesses under the current situation.

It is still too early to assess the full impact of the coronavirus and the recent oil shock on the economic environment. This impact will depend on the duration of such economic impact and the magnitude of the rebound after the virus is controlled. Going forward, the medium and long-term prospects for the economy and the financial sector remain unknown until the effect of the COVID-19 fades and the effect of the oil price shock settles down. The IMF estimates that Colombia’s economy will contract 2.4% in 2020 and recover in 2021 with a 3.7% growth.

Central America

Central America, a region of approximately 49.7 million people, is currently serving as a diversifying source of income that stabilizes any potential negative impact derived from a slower growing economy in Colombia. According to the IMF, the region’s GDP grew 2.5% in 2019, slightly below the 2.7% in 2018. Within the region, the IMF estimates the 2019 growth per country was as follows: Guatemala was the best performer with GDP growth of 3.6%, followed by Panama with 3.0%, Honduras with 2.7%, El Salvador with 2.4%, Costa Rica at 2.1% and Nicaragua contracted by 3.9%. According to the IMF, the region is expected to contract 2.8% in 2020 and recover in 2021 with a 4.1% growth.

We continue to view this region as having organic and inorganic growth potential, supported by low banking penetration and increasing GDP per capita.

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

•

In 1999, we conducted our initial public equity offering in Colombia and listed our common shares on the Colombian Stock Exchange under the ticker symbol “GRUPOAVAL”, raising Ps 62.5 billion (U.S.$35.3 million)

in gross proceeds. Grupo Aval’s initial public offering was the first large-scale equity offering of a Colombian company to the general public, which allowed several thousand investors to become our shareholders;

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

•

In September 2014, we completed a SEC-registered initial public offering in the United States. We raised Ps 2.6 trillion (U.S.$1.3 billion) in gross proceeds. Our ADSs began to trade on the New York Stock Exchange, or NYSE, under the symbol “AVAL” on September 23, 2014;

•

On June 21, 2016, Grupo Aval, Banco de Bogotá, Banco de Occidente and Banco Popular entered into the Amended Corficolombiana Shareholders’ Agreement to provide for Grupo Aval to directly control Corficolombiana. Prior to June 21, 2016, Banco de Bogotá, which held a 38.3% equity interest in Corficolombiana, controlled Corficolombiana;

•

During 2017, Grupo Aval issued its sixth bond issuance in the local market. Banco de Bogotá completed a Ps 1.8 trillion (U.S.$ 600 million) senior bond issuance due in 2027 in the international market;

•	On December 4, 2018, Aval Soluciones Digitales S.A. received an operating license issued by the Superintendency of Finance, to act as the first SEDPE created by a financial institution in Colombia;
•

On December 31, 2018, our controlling shareholder registered Grupo Aval and some of its subsidiaries as part of the Sarmiento Angulo’s economic group (Grupo Empresarial Sarmiento Angulo) before the Chamber of Commerce of Bogotá;

•

On February 6, 2019, Law 1870 of 2017 came into force and Grupo Aval officially became the holding company of the Aval Financial Conglomerate (which includes, aside from the holding company, all of the financial subsidiaries of the group) and as such is now under surveillance of the Superintendency of Finance;

•

On October 31, 2019, LB Panamá, a wholly owned subsidiary of Banco de Bogotá, entered into an agreement to acquire 99.1% of the share capital of Multi Financial Group, Inc. (“MFG”), the holding company for Multibank Inc. in Panamá for a cash purchase price of U.S.$728.0 million. This acquisition is subject to compliance with the conditions precedent established in the share purchase agreement and the approval of the supervisory authorities in which MFG operates;

•	In November, 2019, Grupo Aval issued the first tranche of its first issuance program of ordinary bonds in an amount of Ps 400.0 billion;
•	In February 2020, we completed our third international bond offering, issuing Ps 3,401.6 billion (U.S.$1.0 billion) at the date of the issuance of our 4.375% Senior Notes due 2030.

B.          Business overview

Our operations

We conduct our operations through our four banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), our merchant bank (Corficolombiana), a pension and severance fund manager (Porvenir) and our Central American banking group (BAC Credomatic).

Source: Company data at December 31, 2019. Porvenir is held in Banco de Bogotá as follows: 36.5% through Banco de Bogotá and 10.4% through Fiduciaria Bogotá. Porvenir is held in Banco de Occidente as follows: 24.2% through Banco de Occidente and 8.9% through Fiduciaria de Occidente.

In addition to Mr. Sarmiento Angulo’s beneficial ownership through Grupo Aval, he beneficially owned 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular and 11.0% of Corficolombiana, at April 17, 2020.

Colombian Banking Operations

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the third largest bank measured by gross loans. As of December 31, 2019, Banco de Bogotá had a market share of 13.6% of deposits and 12.2% of gross loans. At and for the year ended December 31, 2019, Banco de Bogotá had consolidated total assets of Ps 175.0 trillion and net income attributable to controlling interest of Ps 2.8 trillion on a consolidated basis. Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 637 branches and 1,802 ATMs in Colombia at December 31, 2019. While Banco de Bogotá serves all market segments, it has had a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 16.5% of commercial loans at December 31, 2019. Banco de Bogotá expanded its consumer banking and mortgage businesses and now has a market share of 8.7% of consumer loans and 5.9% of mortgages at December 31, 2019. Banco de Bogotá consolidates our Central American operations in BAC Credomatic Inc. and our pension and severance fund Porvenir, which will be described in detail below.

Banco de Occidente is the fifth largest bank in Colombia measured by gross loans, with a market share of 6.0% at December 31, 2019. It focuses on mid-size and small and medium sized (SME) corporate customers, state-owned entities and high net-worth customers and has a diversified revenue stream. For the year ended December 31, 2019, on a consolidated basis its loan portfolio was distributed as follows: 32.5% in consumer and auto lending; 48.7% in corporate and public sector lending; and 18.8% in SMEs. Banco de Occidente had market shares of 8.0% of commercial loans and 4.8% of consumer loans at December 31, 2019.

Banco Popular is the eighth largest bank in Colombia measured by gross loans with a market share of 4.2% at December 31, 2019. Banco Popular operates primarily in the consumer and public sector businesses. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to pensioners and public sector employees. Banco Popular achieved better returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which has resulted in consumer loans with a substantially lower-risk profile for consumer loans (consumer past-due loans of 3.1% compared to a banking system average of 4.7% at December 31, 2019).

Banco AV Villas is the tenth largest bank in Colombia measured by gross loans and focuses on services and products such as payroll loans and credit cards, as well as its traditional line of mortgages. Banco AV Villas has a broad service network throughout Colombia, with a concentration in Colombia’s central region, including Bogotá and the southwestern region. Banco AV Villas had a market share of 2.9% of deposits, 2.5% of loans, 4.5% of consumer loans and 3.5% of mortgages at December 31, 2019.

Generally, following a period of declining interest rates, as seen in Colombia between 2016 and 2018, consumer focused banks such as Banco Popular and Banco AV Villas see their net interest margin expand as their consumer loan book is less sensitive to rate cuts than its funding. In contrast, corporate banks such as Banco de Bogotá and Banco de Occidente see their net interest margin contract, as their corporate loan books reprice in tandem with the declining benchmark rates.

Merchant Banking

Corficolombiana is the largest merchant bank in Colombia based on total assets as of December 31, 2019. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including infrastructure, energy and gas, agribusiness and hospitality; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) financial services such as trust services, among others. Corficolombiana’s ROAE was 22.1%, 37.3% and 6.8%, for the years ended December 31, 2019, 2018 and 2017, respectively, based on its consolidated financial statements.

Pension and Severance Fund Management Administration

Porvenir is the leading private pension and severance fund management business in Colombia, based on assets under management, with a 42.9% market share of assets under management as of December 31, 2019. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who become unemployed. Based on separate data prepared under Colombian IFRS, at December 31, 2019, Porvenir was the most  efficient pension and severance fund manager in Colombia, with an efficiency ratio of 41.8%. It serves 14.1 million pension and severance funds clients and manages Ps 156.9 trillion in assets.

Central American Operations

BAC Credomatic is the leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá as measured by total assets and net loans. BAC Credomatic is a full-service financial institution with a leading credit card issuance and merchant-acquiring franchise in Central America, according to internal benchmarks. It has achieved processing volumes of U.S.$ 21,704.8 million (Ps 71,129.6 billion) for the year ended

December 31, 2019 and U.S.$ 20,330.2 million (Ps 66,625.0 billion) for the year ended December 31, 2018, in the merchant-acquiring business. BAC Credomatic’s consolidated ROAE was 14.1% in 2019 and 15.2% in 2018.

Competition

We operate in competitive markets. Our principal competitors in Colombia are Bancolombia, Davivienda and BBVA Colombia, which are the three leading banking groups following Grupo Aval.

We are the market leader in Colombia in terms of market share of assets, deposits, net income and our distribution network by branches. Recently, we have outperformed one or more of our principal competitors under key operational metrics, such as the ratio of loans past due more than 30 days over gross loans and the ratio of loans classified as CDE over gross loans. We believe that these results have been achieved due to our banks’ historically strong franchises, results-oriented philosophy and the Grupo Aval multi-brand business model.

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

Market share and other data from separate financial information

The following market share and other data comparing us and our banking subsidiaries to our competitors is based on information derived from separate financial information reported to the Superintendency of Finance by commercial banks based on Colombian IFRS. Average balances are calculated using the 13 end-of-month average balances between December 2019 and December 2018. Grupo Aval figures reflect aggregated amounts of our separate banking subsidiaries in Colombia.

Deposits

At December 31, 2019, Grupo Aval Aggregate had the largest market share of total deposits in Colombia, with a market share of 26.4%. As of the same date our principal competitors—Bancolombia, Davivienda and BBVA Colombia—had market shares of 24.8%, 13.7% and 11.2%, respectively.

The following table presents a breakdown of market share of deposits by type of deposit at December 31, 2019.

	At December 31, 2019
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market
	(in percentages)
Checking accounts	37.5	24.0	9.7	10.8	18.0
Savings accounts	25.7	27.2	13.2	10.4	23.5
Time deposits	23.0	22.1	15.8	12.5	26.5
Total deposits	26.4	24.8	13.7	11.2	23.9

Source: Company calculations based on separate information published by the Superintendency of Finance.

At December 31, 2019, deposits represented a larger share of our total funding than that of most of our principal competitor banks, and we had a higher concentration of checking accounts. The table below presents the total funding mix of the market at December 31, 2019.

	At December 31, 2019
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market
	(in percentages)
Funding:
Deposits	77.5	76.4	71.1	82.8	69.2
Other funding(1)	22.5	23.6	28.9	17.2	30.8
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	20.8	14.1	10.3	14.1	11.0
Savings accounts	46.3	52.2	46.0	43.9	47.0
Time deposits	32.9	33.7	43.6	42.0	42.0
Total deposits	100.0	100.0	100.0	100.0	100.0
Average rate paid on funding:
Average rate paid on deposits	3.4	3.1	3.5	4.1	3.8
Average rate paid on other funding(1)	4.7	5.2	5.5	4.5	3.8
Average rate paid on total funding	3.7	3.6	4.1	4.2	3.8

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Other funding includes interbank borrowings and overnight funds, borrowings from banks, bonds issued, borrowings from development entities and other deposits.

Loans

At December 31, 2019, we had the second largest market share of gross loans in Colombia, with a 24.9% market share. As of the same date, our principal competitor banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 26.0%, 15.9% and 10.4%, respectively.

The following table presents a breakdown of the market share of our gross loans by category at December 31, 2019.

	At December 31, 2019
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market
	(in percentages)
Commercial loans	28.5	32.5	13.4	7.3	18.4
Consumer loans	26.2	19.5	16.1	13.0	25.2
Microcredit loans	3.0	6.0	0.2	0.0	90.8
Mortgages loans	13.2	19.5	27.8	17.9	21.6
Gross loans	24.9	26.0	15.9	10.4	22.8

Source: Company calculations based on separate information published by the Superintendency of Finance.

The following table shows the breakdown of our gross loans and that of our competitors at December 31, 2019.

	At December 31, 2019
					Rest of the
	Grupo Aval			BBVA	Colombian
Colombian IFRS	aggregate	Bancolombia	Davivienda	Colombia	market
	(in percentages)
Commercial loans	59.9	65.6	44.0	37.1	42.2
Consumer loans	32.3	23.1	31.2	38.4	33.9
Microcredit loans	0.3	0.6	0.0	0.0	10.4
Mortgages loans	7.5	10.7	24.7	24.5	13.4
Gross loans	100.0	100.0	100.0	100.0	100.0

Source: Company calculations based on separate information published by the Superintendency of Finance.

Loan Portfolio Quality

We believe that the credit quality of our gross loans compares favorably against our principal competitors. The following table presents credit quality metrics for our gross loans at the dates indicated.

	Loans past due more	Loans rated	Gross provision	Net provision	Allowance / loans
	than 30 days / gross	C, D, E	expense / average	expense / average	past due more
	loans	/ gross loans(1)	gross loans(2)	gross loans(3)	than 30 days
Colombian IFRS	For the year ended December 31, 2019
	(in percentages)
Banco de Bogotá	4.2	6.9	2.5	2.2	129.4
Banco de Occidente	4.2	7.0	3.0	2.4	122.2
Banco Popular	2.9	4.0	1.4	1.2	185.6
Banco AV Villas	3.5	3.4	2.4	2.0	126.7
Grupo Aval aggregate	3.9	6.1	2.4	2.1	134.2

Bancolombia	4.5	7.2	2.6	2.2	158.7
Davivienda	5.8	6.9	3.6	3.1	99.2
BBVA Colombia	4.8	5.8	2.2	1.9	124.5
Rest of the Colombian market	5.4	6.8	2.9	2.5	114.8

Source: Company calculations based on separate information published by the Superintendency of Finance.

(1)	For further information about loan classification categories, see “Item 11. Quantitative and Qualitative Disclosures About Risk”.
(2)	Gross provision expense is defined as provision expenses net of provision recoveries.
(3)	Net provision expense is defined as gross provision expense minus recoveries of charged-off loans.

Branches and ATM Network

Through our banking subsidiaries, we have the largest branch network in Colombia, with 1,341 branches and 3,535 ATMs at December 31, 2019. The following table presents the distribution of branches and ATMs across the market at December 31, 2019.

	At December 31, 2019
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval aggregate	1,341	24.5%	3,535	21.4%
Bancolombia	686	12.5%	5,090	30.8%
Davivienda	528	9.7%	2,186	13.2%
BBVA Colombia	460	8.4%	1,361	8.2%
Rest of the Colombian market	2,453	44.9%	4,355	26.4%

Source: Company calculations based on separate information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries. ATMs for the Rest of the Colombian market include “Servibanca”, an ATM network.

Pension and severance fund management – Porvenir

Porvenir is the leading private pension fund manager in Colombia in terms of assets under management and has the largest share of earnings in the private pension and severance fund management market in Colombia. Porvenir’s principal private competitors are other pension fund managers, including Protección, Colfondos and Skandia.

Porvenir also has the largest share of individual customers of privately managed mandatory pension of the Private Pension Fund Managers in Colombia in 2019, 2018 and 2017.

The following table presents the market shares of the main market participants with respect to assets under management and individual customers of severance funds and mandatory pension funds at December 31, 2019, as well as net income for the year ended December 31, 2019.

	At and for the year ended December 31, 2019
	Porvenir	Protección	Colfondos	Skandia
	(in percentages)
Individual customers to pension funds:
Mandatory	58.1	29.5	11.7	0.7
Severance	55.3	33.6	10.4	0.6
Voluntary	24.3	58.1	6.6	11.0
Total	56.2	31.6	11.2	1.0
Assets under management:
Mandatory	44.3	35.9	13.5	6.3
Severance	47.9	38.9	10.6	2.6
Voluntary	21.2	44.1	6.5	28.1
Total	42.9	36.6	12.9	7.6
Net income:	48.2	37.4	7.5	6.8

Source: Information published by the Superintendency of Finance. Information does not include data from third-party pension liability funds, which does not comprise a material portion of the market. Net income calculated under Colombian IFRS.

Merchant banking - Corficolombiana

Corficolombiana was the largest merchant bank in Colombia in terms of assets and equity at December 31, 2019. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. Corficolombiana also faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities, equity and net income at and for the year ended December 31, 2019.

Colombian IFRS	Assets	Liabilities	Equity	Net income
	(in percentages)
Corficolombiana	81.4	95.1	71.7	84.4
Banca de Inversión Bancolombia S.A.	9.3	0.4	15.6	9.3
J.P. Morgan Corporación Financiera S.A.	4.1	3.0	4.9	3.3
BNP Paribas Colombia Corporación Financiera S.A.	1.5	1.4	1.6	0.8
Corporación Financiera GNB Sudameris S.A.	3.7	0.1	6.3	2.3

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

Customers
Banco de Bogotá
Banco de Occidente
banco popular
Banco AV Villas
Grupo AVAL
Corporate
SMEs
Very Small Businesses
High net worth
Mass consumer market
Products
Commercial
Consumer
Mortgages
Leases
Treasury operations
International operations
Higher emphasis
Lower emphasis

Through the subsidiaries of our banks, we also offer bancassurance, trust, bonded warehousing and brokerage transactions, real estate escrow services, merchandise and document storage and deposit, customs agency, cargo management, surety bond and merchandise distribution services, payment and collection services, and provide deposit and lending operations in foreign currencies. Through Corficolombiana, we operate as a merchant and investment bank and, through Porvenir, we participate in pension and severance fund management.

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

At December 31, 2019, our banks had an aggregate in excess of 306,900 corporate customers, which may include customer overlap among our banks, a 2.6% increase over 299,100 corporate customers at December 31, 2018.

The following table presents the number of corporate customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV	Grupo Aval
	Bogotá	Occidente	Popular	Villas	aggregate(1)
	(in thousands)
Total corporate customers, as of:
December 31, 2019(2)	202.0	67.9	7.1	29.8	306.9
December 31, 2018(2)	193.7	69.1	7.4	29.0	299.1

(1)	Reflects aggregated amounts of our banking subsidiaries, these figures may include overlap of customers.
(2)	Additionally, BAC Credomatic had approximately 129,500 and 120,800 corporate customers as of December 31, 2019 and 2018, respectively.

Individual customers

Our banks provide services and products to individuals throughout Colombia. Our banks classify their individual banking customers into separate categories based principally on income.

At December 31, 2019, our banks had a total of approximately 11,961,500, a 1.6% increase over the approximately 11,775,900 individual customers at December 31, 2018. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

The following table presents the number of individual customers that our banks served at the dates indicated.

	Grupo Aval
	Banco de	Banco de	Banco	Banco AV	Grupo Aval
	Bogotá	Occidente	Popular	Villas	aggregate(1)
	(in thousands)
Total individual customers, as of:
December 31, 2019(2)	6,619.2	871.2	3,176.7	1,294.5	11,961.5
December 31, 2018(2)	6,141.4	812.2	3,525.0	1,297.3	11,775.9

(1)	Reflects aggregated amounts of our banking subsidiaries, these figures may reflect overlap of customers.
(2)	Additionally, BAC Credomatic had approximately 3,705,300 and 3,459,000 individual customers as of December 31, 2019 and 2018, respectively.

Lending activities

In accordance with Superintendency of Finance guidelines, we classify our banks’ loans into the following categories: commercial, consumer, microcredit and mortgages.

The following table presents our total loans, net at December 31, 2019.

	At December 31, 2019
	Grupo Aval entities
	Banco de	Banco de				Grupo Aval
	Bogotá(2)	Occidente	Banco Popular	Banco AV Villas	Corficolombiana	consolidated(3)
	(in Ps billions)
Commercial	69,208.8	22,062.0	7,333.2	2,947.8	1,693.0	101,655.7
Commercial loans	67,440.6	21,523.3	7,315.9	2,947.8	1,264.8	98,936.7
Interbank and overnight funds interbank	1,768.1	538.7	17.2	—	428.2	2,719.0
Consumer	33,440.1	7,208.2	11,961.1	6,797.0	434.1	59,840.5
Mortgages	15,199.0	1,641.3	951.8	2,419.3	10.2	20,221.7
Microcredit(1)	404.0	—	5.4	0.9	—	410.3
Total gross loans	118,251.8	30,911.5	20,251.5	12,165.1	2,137.4	182,128.1
Loss allowance	(5,141.7)	(1,537.3)	(991.3)	(493.9)	(21.6)	(8,185.8)
Total loans, net	113,110.1	29,374.1	19,260.2	11,671.2	2,115.9	173,942.3

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

(2)

Reflects Banco de Bogotá consolidated figures, which include Central American operations that accounted for Ps 56,697.9 billion (Ps 25,207.3 billion in commercial loans, Ps 20,377.4 billion in consumer loans and Ps 11,113.2 billion in mortgage loans) as of December 31, 2019.

(3)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

As of December 31, 2019, the aggregate outstanding loans to our banks’ ten largest borrowers, our 11th to 50th largest borrowers and our 51st to 160th largest borrowers, represented 3.1%, 6.1% and 7.9%, respectively, of our consolidated total gross loan portfolio.

Commercial loans

Our commercial loan portfolio consists of general purpose loans (loans with a maturity of over one year), working capital loans (loans with a maturity of up to one year), leases, loans funded by development banks, corporate credit cards and overdraft loans. Loans funded by development banks are loans granted to customers and focused on specific economic sectors and are funded by national or international government or government-related institutions. Interbank and overnight funds are short-term borrowings mostly entered into between banks.

The following table presents our commercial loan portfolio at December 31, 2019.

	At December 31, 2019
	Grupo Aval entities
	Banco de	Banco de				Grupo Aval
	Bogotá(1)	Occidente	Banco Popular	Banco AV Villas	Corficolombiana	consolidated(2)
	(in Ps billions)
General purpose loans	49,044.6	12,250.2	6,079.9	2,894.4	—	68,814.0
Loans funded by development banks	2,111.0	1,120.7	310.4	12.1	—	3,547.0
Working capital loans	11,877.9	2,908.6	696.1	6.8	—	15,476.3
Credit cards	266.0	89.4	2.2	1.1	—	280.5
Overdrafts	383.1	74.3	4.2	8.4	—	470.0
Leases	3,758.0	5,080.1	223.1	25.1	1,264.8	10,348.9
Interbank and overnight funds	1,768.1	538.7	17.2	—	428.2	2,719.0
Commercial loans	69,208.8	22,062.0	7,333.2	2,947.8	1,693.0	101,655.7

(1)	Reflects Banco de Bogotá consolidated figures, which include Central American operations for Ps 25,207.3 billion of commercial loans.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Consumer loans

Our consumer loan portfolio consists of payroll loans, personal loans, automobile and other vehicle loans, credit cards, overdrafts, leases, and general purpose loans. A payroll loan is a type of loan where payments are deducted directly from an employer’s salary.

The following table presents our consumer loan portfolio at December 31, 2019.

	At December 31, 2019
	Grupo Aval entities
	Banco de	Banco de				Grupo Aval
	Bogotá(1)	Occidente	Banco Popular	Banco AV Villas	Corficolombiana	consolidated(2)
	(in Ps billions)
Personal loans(3)	6,430.6	1,714.8	47.6	2,045.8	434.1	10,673.0
Payroll loans	9,112.6	2,251.4	11,573.0	3,388.7	—	26,325.7
Automobile and other vehicle loans	3,937.0	1,725.1	0.5	97.0	—	5,759.6
Credit cards	13,641.5	1,365.2	339.7	1,264.5	—	16,610.8
Overdrafts	77.9	4.6	0.3	0.9	—	83.7
General purpose loans	—	135.1	—	—	—	135.1
Leases	240.5	12.0	0.1	—	—	252.5
Consumer loans	33,440.1	7,208.2	11,961.1	6,797.0	434.1	59,840.5

(1)	Reflects Banco de Bogotá consolidated figures, which include Central American operations for Ps 20,377.4 billion of consumer loans.
(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.
(3)	Mostly composed of personal installment loans.

We provide credit card services to our bank customers in Colombia through the Visa and MasterCard networks. The following table presents the number of activated issued credit cards of our banks in Colombia at the dates indicated.

	Activated Issued Credit Cards
	December 31,	December 31,
Bank	2019	2018
Banco de Bogotá	1,168,126	1,120,193
Banco de Occidente	597,084	567,744
Banco Popular	283,484	235,386
Banco AV Villas	506,581	488,805
Total Colombian activated issued credit cards(1)	2,555,275	2,412,128

(1)

Additionally, BAC Credomatic had 2,395,838 and 2,293,581 credit card accounts in Central America at December 31, 2019 and at December 31, 2018, respectively. See “—Central American operations—Lending activities—Credit cards”.

Mortgages

In Colombia, Banco de Bogotá and Banco AV Villas are our main originators of loans to customers for the purchase of real estate secured by mortgages, while Banco de Occidente and Banco Popular are increasing their presence in this business. We have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, upon origination and all of our mortgage loans (excluding housing leases) have maturities of up to fifteen years. The weighted average maturity of the Colombian mortgage loan portfolio at December 31, 2019 was 166 months. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. The weighted average maturity, for our Central American operations mortgage portfolio at December 31, 2019 was 246 months.

Deposit-taking activities

Deposits

Our banks offer traditional deposit services and products, including checking accounts, savings accounts, time deposits and other deposits. Checking accounts typically bear low or no interest. Checking accounts and savings accounts are payable on demand, although a significant portion of these accounts tend to be stable in amount over time. The majority of our time deposits have maturities below 12 months and commonly earn interest at a fixed rate.

The following table presents our deposits by product type at the dates indicated.

	At December 31, 2019
	Grupo Aval entities
	Banco de	Banco de				Grupo Aval
	Bogotá(1)	Occidente	Banco Popular	Banco AV Villas	Corficolombiana	consolidated(2)
	(in Ps billions)
Checking accounts	33,990.7	6,366.4	1,101.0	1,072.5	—	42,449.7
Savings accounts	34,744.9	12,574.6	8,300.2	6,156.9	467.8	59,352.8
Time deposits	48,739.5	9,728.0	7,573.3	4,618.2	3,530.7	73,225.2
Other deposits	319.9	57.4	14.4	3.8	69.0	463.8
Customer deposits	117,795.0	28,726.4	16,988.9	11,851.4	4,067.5	175,491.4

(1)

Includes Central American operations for Ps 56,279.7 billion as of December 31, 2019 (made up of Ps 19,135.9 billion in checking accounts, Ps 10,929.8 billion in savings accounts, Ps 25,979.9 billion in time deposits, and Ps 234.2 billion in other deposits).

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

Distribution

Our banks provide services and products to their customers through our network. Each of our banks manages its own distribution network. In 1998, we created the Red Aval (Grupo Aval network), which allows customers of any of our banks to make transfers, payments and undertake other basic banking functions in the networks of our other banks, through traditional channels and electronic networks, with results posting in real time to the accountholder’s bank with no additional fees. Red Aval (Grupo Aval network) services vary for each channel.

The following chart shows the distribution channels of our network in Colombia.

Distribution Channel	Description
Full-service branches

We had 1,341 full-service branches at December 31, 2019. Red Aval (Grupo Aval network) service points across our banks allow our bank customers to perform check cashing, deposits, savings account withdrawals, loan and credit card payments, transfers and advances at any of our branches.

ATMs and electronic service points

We had 3,535 ATMs at December 31, 2019. Through our ATMs, all of our bank customers can, among other services, consult their balances, execute loan and credit card payments, transfers and advances, and pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Payment collection centers (Centros de pagos)

We had 69 payment collection centers at December 31, 2019, which allow our customers to pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Banking correspondents (Corresponsales bancarios)

We had 32,281 banking correspondents at December 31, 2019. Our banks enter into agreements with various third parties, including convenience store owners, to provide all of our bank customers with certain services, which can include checking and savings account withdrawals, account balance consultation, loan and credit card payments, transfers and advances, and payments for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Automated telephone banking, mobile banking and online banking

Through our banks’ websites, mobile banking services and automated telephone banking, customers may pay loan and credit card balances, make transfers between accounts and make payments for collection agreements originated in any of our banks.

The following map presents our banks’ points of service across the main regions of Colombia, at December 31, 2019 and 2018.

REGION	Northwest	
	2019	**2018**
Branches	217	221
ATMs	495	501
Other points of service	4,031	2,972
Total points of service	**4,743**	**3,694**

REGION (includes San Andrés Island)	North	
	2019	**2018**
Branches	194	199
ATMs	592	591
Other points of service	5,003	2,224
Total points of service	**5,789**	**3,014**

REGION	Central	
	2019	**2018**
Branches	646	669
ATMs	1,666	1,647
Other points of service	17,138	12,185
Total points of service	**19,450**	**14,501**

REGION	★ Bogotá	
	2019	**2018**
Branches	375	392
ATMs	966	949
Other points of service	8,985	7,065
Total points of service	**10,326**	**8,406**

North
West
Central
Bogotá
East
South

REGION	Eastern	
	2019	**2018**
Branches	45	47
ATMs	105	105
Other points of service	1,582	1,001
Total points of service	**1,732**	**1,153**

REGION	South	
	2019	**2018**
Branches	20	19
ATMs	50	48
Other points of service	627	212
Total points of service	**697**	**279**

REGION	Southwestern	
	2019	**2018**
Branches	219	227
ATMs	627	616
Other points of service	3,969	2,810
Total points of service	**4,815**	**3,653**

TOTAL	Colombia	
	2019	**2018**
Branches	1,341	1,382
ATMs	3,535	3,508
Other points of service	32,350	21,404
Total points of service	**37,226**	**26,294**

Source: Grupo Aval.

Note: Other points of service include Banking correspondents (corresponsales bancarios) or “CBs” and payment collection centers (centros de pago).

The following table presents transaction volumes through our branches and ATMs and their share of total transactions  (in both physical and digital channels) at the dates indicated.

	Transactions for the year ended		% of total transactions for the year ended
	December 31,		December 31,
Grupo Aval	2019	2018	2019	2018
	(in thousands)
Branches	160,344	195,964	13.3	18.3
ATMs	197,943	171,822	16.4	16.0
Other	59,865	74,657	5.0	7.0
Total physical channels	418,152	442,444	34.7	41.3

The decrease in the number of transactions in branches and their share of the total transactions reflects our strategy of migration towards lower cost channels. In addition, the following table presents transaction volumes for online banking, mobile banking and automated telephone banking channels which, pursuant to our growth strategy, are expected to continue growing on an annual basis relative to total transactions.

	Transactions for the year ended		% of total transactions for the year ended
	December 31,		December 31,
Grupo Aval	2019	2018	2019	2018
	(in thousands)
Online banking	467,089	434,418	38.8	40.5
Mobile banking	315,919	191,327	26.2	17.8
Automated telephone banking	3,695	4,137	0.3	0.4
Total alternate channels	786,703	629,882	65.3	58.7

Banco de Bogotá Segment

Banco de Bogotá is Colombia’s oldest financial institution. As of December 31, 2019, it had a market share of 13.6% of deposits and 12.2% of loans. At and for the year ended December 31, 2019, Banco de Bogotá had total consolidated assets of Ps 175,019.6 billion and net income attributable to owners of the parent of Ps 2,766.4 billion. Banco de Bogotá’s consolidated ROAE was 14.4% for the year ended December 31, 2019.

Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 637 branches and 1,802 ATMs in Colombia at December 31, 2019. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 16.5% of commercial loans at December 31, 2019. Banco de Bogotá had a market share of 8.7% of consumer loans in Colombia and of 5.9% of mortgages, both at December 31, 2019. Banco de Bogotá’s ROAE for the year ended December 31, 2019 on a separate basis made it one of the most profitable banks in Colombia.

Starting in 2018, Banco de Bogotá offers clients the option of opening digital savings accounts, credit cards, personal loans, payroll loans, and mortgage loans. Due to constant innovation and IT developments, the bank continues to strengthen and position the digital channels as the first option in customer transactions.

Lending activities

The following table presents Banco de Bogotá’s total loans, net at the dates indicated.

			Change, December 31, 2019 vs.
	At December 31, (1)		December 31, 2018
	2019	2018	#	%
	(in Ps billions)
Commercial	69,208.8	70,446.1	(1,237.3)	(1.8)
Commercial loans	67,440.6	63,838.6	3,602.0	5.6
Interbank and overnight funds	1,768.1	6,607.4	(4,839.3)	(73.2)
Consumer	33,440.1	31,170.6	2,269.5	7.3
Mortgages	15,199.0	14,116.0	1,083.0	7.7
Microcredit	404.0	418.3	(14.3)	(3.4)
Total gross loans	118,251.8	116,150.9	2,100.9	1.8
Loss allowance	(5,141.7)	(5,132.7)	(9.0)	0.2
Total loans, net	113,110.1	111,018.2	2,091.9	1.9

(1)

Includes Central American operations which, as of December 31, 2019, accounted for Ps 56,697.9 billion of the total gross loan portfolio (Ps 25,207.3 billion in commercial loans, Ps 20,377.4 billion in consumer loans and Ps 11,113.2 billion in mortgage loans). As of December 31, 2018, Central American operations accounted for Ps 54,872.1 billion of the total gross loan portfolio (Ps 24,751.9 billion in commercial loans, Ps 19,513.5 billion in consumer loans and Ps 10,606.8 billion in mortgage loans).

Deposit-taking activities

Banco de Bogotá offers customers checking accounts, savings accounts, time deposits (CDs) and other deposits as described in the table below.

The following table presents a breakdown of Banco de Bogotá’s deposits by product type at the dates indicated.

			Change, December 31, 2019 vs.
	At December 31, (1)		December 31, 2018
	2019	2018	#	%
	(in Ps billions)
Checking accounts	33,990.7	31,653.2	2,337.4	7.4
Savings accounts	34,744.9	31,148.8	3,596.1	11.5
Time deposits	48,739.5	45,255.0	3,484.5	7.7
Other deposits(2)	319.9	347.5	(27.6)	(8.0)
Customer deposits	117,795.0	108,404.5	9,390.5	8.7

(1)

Includes Central American operations which as of December 31, 2019, Central American operations accounted for Ps 56,279.7 billion (Ps 19,135.9 billion in checking accounts, Ps 10,929.8 billion in savings accounts, Ps 25,979.9 billion in time deposits and Ps 234.2 billion in other deposits). As of December 31, 2018, Central American operations accounted for Ps 50,656.9 billion (Ps 17,261.5 billion in checking accounts, Ps 9,637.1 billion in savings accounts, Ps 23,479.0 billion in time deposits and Ps 279.3 billion in other deposits).

(2)	Includes active account portfolios, payroll accounts, funds held in trust, banks and correspondents, special deposits and temporary deposits held in connection with collection services agreements.

Distribution

The following table presents Banco de Bogotá’s points of service across Colombia.

	At December 31,
	2019	2018
Branches	637	664
ATMs	1,802	1,742
Banking correspondents	9,321	9,444
Other points of service	28	37
Total points of service	11,788	11,887

Banco de Bogotá had a network concentration of 58.0% in Colombia’s central region, of which Bogotá represents 33.8% of Banco de Bogotá’s total network at December 31, 2019. Banco de Bogotá had a market share of 11.6% of branches and 10.9% of ATMs at December 31, 2019.

Banco de Bogotá Segment includes both our Pension Fund Management operation and our Central American operation. Information on these operations is described below.

Pension Fund Management - Porvenir

Porvenir is the leading private pension and severance fund manager in Colombia, with a market share of 58.1% of mandatory pension fund individual customers and 55.3% of severance plan individual customers at December 31, 2019. See “—Competition—Pension and severance fund management—Porvenir”. Porvenir also provides voluntary pension funds and manages third-party sponsored pension funds. Pension funds provide individual savings for retirement, and severance funds provide temporary income to employees who lose their jobs. Through Aportes en Línea, Porvenir manages social security-related information systems designed to provide employees with efficient payment solutions.

At December 31, 2019, Porvenir had Ps 156.9 trillion in total assets under management, of which Ps 124.9 trillion was managed under the privately managed mandatory pension fund, Ps 6.1 trillion was managed under the severance fund, Ps 4.5 trillion was managed under the voluntary pension fund and Ps 21.4 trillion was managed as a third-party sponsored pension liability fund.

Porvenir’s strengths include the following:

•

Porvenir is one of the most profitable privately managed pension fund in Colombia, with a ROAE of 26.7%, 19.1% and 25.5% for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 based on public separate figures under Colombian IFRS. The company’s higher ROAE in 2019 as compared to 2018 was derived from better market conditions;

•

Porvenir has the largest and, we believe, one of the most effective sales force in the industry with a nationwide presence. At the same time, it is the most efficient privately managed pension fund in Colombia, with an efficiency ratio of 41.8% for the year ended December 31, 2019, based on public separate figures under Colombian IFRS; and

•

Porvenir has access to Grupo Aval’s banking network. This advantage is particularly relevant in the severance market, as Grupo Aval’s banks provide financing to employers to comply with legally imposed annual severance allowance liabilities for their employees. In addition, the banks of Grupo Aval provide collection services for all of the funds administered by Porvenir.

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

If a fund’s cumulative return for any month is lower than the minimum return, the pension and severance fund manager must supplement the necessary amount to cover the difference within a period of five days. To do so, the pension and severance fund manager must first apply funds from its “stabilization reserve”, which is a portion of the pension and severance fund manager’s capital invested in the fund administered by the pension and severance fund manager and which must represent at least 1.0% of the value of that fund. If the stabilization reserve is insufficient to cover the difference, the pension and severance fund manager must provide resources from its remaining capital. If the pension and severance fund manager does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the pension and severance fund manager. If, notwithstanding the above, a pension and severance fund manager fails to observe either the minimum return or the stabilization requirements or the order of capitalization, the Superintendency of Finance may take control over the pension and severance fund manager, in which case FOGAFIN, the Colombian deposit insurance fund, is required to supply funds to cover the shortfall. In that event, the pension and severance fund manager may be dissolved and the funds transferred to another pension and severance fund manager. See “Item 3. Key Information—D. Risk Factors—Risks relating to our businesses and industry—Risks relating to our pension and severance fund management business”.

For the year ended December 31, 2019, 56.9% of Porvenir’s revenues were derived from mandatory pension funds, 13.4% from severance funds, 6.2% from voluntary pension funds and 0.9% from third-party sponsored pension liability funds.

Porvenir derived the remaining 22.6% of its revenues from a combination of the profitability of its own investment portfolio, stabilization reserves and other income.

Mandatory pension funds

Mandatory pension funds are independent trusts formed by contributions made by individual customers to the social security pension system.

At December 31, 2019, mandatory pension funds represented 79.6% of Porvenir’s assets under management and constituted its main line of business.

Contributions to these pension funds are mandatory for all employees in Colombia and are jointly funded by the employer and the employee. In the case of contributing clients, the base contribution rate is 16.0% (up to 18.0% for employees meeting a certain salary threshold) of an employee’s base salary, whereby the employer contributes 75.0% and the employee 25.0% of the base contribution rate. Contributions are paid on a monthly basis. Of the 16.0%‑18.0% total contribution, 11.5% goes to the individual customer’s fund. The pension and severance fund manager retains 300 basis points (3.0%) as compensation, of which Porvenir currently pays 194 basis points (1.94%) to an insurer for life and disability coverage, to which it is required by law to subscribe. The percentage that Porvenir pays for this insurance may increase or decrease depending on market conditions among other factors. The remainder is distributed between the National Solidarity Fund (Fondo de Solidaridad Pensional), depending on the employee’s salary (up to 2.0%), and the National Minimum Pension Warranty Fund (Fondo de Garantía de Pensión Mínima) (at 1.5%).

In the case of non-contributing clients, regulation allows private pension funds to charge a performance-based commission considering that these customers have to be to be served in the same manner as a contributing client through branches, call-centers, billing and managing of their individual customer fund. The established performance-based commission is 4.5% of monthly returns of the clients’ individual customer fund, with a cap at 50% of the last value charged as commission over the clients’ contribution as an active customer.

Employees may freely select their mandatory pension fund, a private pension and severance fund manager of their choice or the government-sponsored defined public benefit plan, administered by Colpensiones, and can change plans after meeting minimum tenure requirement of five years to switch from the public fund to a private plan and only up to ten years prior to the retirement age, and six months to switch between private fund providers with no limitation prior to retirement age. Whenever an employee changes from one pension and severance fund manager to another, his/her entire savings balance at the fund is transferred to the pension fund administered by the new pension and severance fund manager.

Mandatory pension funds cannot be withdrawn prematurely, and they generally expand over the individual’s working years. Porvenir is the market leader in the mandatory pension’s area, with Ps 124.9 trillion of assets under management and 9.6 million individual customers at December 31, 2019.

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

Severance accounts represented 3.9% of Porvenir’s assets under management at December 31, 2019.

Porvenir and all other pension and severance fund managers in Colombia charge a fee (per year for assets under management) of 1.0% for amounts in the mandatory investments short-term portfolio and 3.0% in the long-term portfolio.

Porvenir is the market leader in the severance area, with Ps 6.1 trillion of assets under management and 4.4 million customers at December 31, 2019.

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purposes of complying with one or several voluntary retirement or disability pension plans.

Voluntary pension funds represented 2.9% of Porvenir’s assets under management at December 31, 2019.

Porvenir earns annual management commissions for assets under management that range between 0.5% and 4.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios). At December 31, 2019, Porvenir had Ps 4.5 trillion of voluntary pension assets under management and approximately 182 thousand voluntary pension fund individual customers.

Third-party sponsored pension liability funds

Third-party sponsored pension liability funds represent 13.6% of Porvenir’s assets under management at December 31, 2019. Third-party sponsored pension liability funds are made up of deposits from different institutions (both private and publicly owned) that require a professional institution to manage a fund that is usually created to finance special pension regimes (i.e., pensions that are paid by the employer; before 1994, companies were allowed to establish their own internal pension systems).

Third-party sponsored pension liability funds enable Porvenir to receive performance-based commissions, in few cases these funds have a minimum guaranteed return pursuant to their specific terms. Porvenir had Ps 21.4 trillion of such assets under management at December 31, 2019, mostly under contracts of five years. The most important of these contracts is with FONPET, which was subject to renewal upon expiration during 2019, but was delayed by the Ministry of Finance until the last quarter of 2020. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 56.0% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 22.0% and 8.2% of its total revenues for the years ended December 31, 2019 and December 31, 2018, respectively.

Distribution

Porvenir attracts new individual customers mainly through its direct sales force (1,248 individuals) that reports to five regional sales managers located in Bogotá, Antioquia, the South region, the East region and the North region. At December 31, 2019, Porvenir had 54 offices, 9 service modules, 72 electronic service centers and 5 business service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Central American operations

We operate in Central America through BAC Credomatic Inc., a wholly-owned subsidiary of LB Panamá, which is wholly-owned by Banco de Bogotá. BAC International Bank, Inc. is the controlling shareholder of BAC International Bank, Inc. which consolidates BAC Credomatic’s operations in Costa Rica, Guatemala, Honduras, Nicaragua, El Salvador and Panamá. BAC Credomatic Inc. has a non-controlling interest corresponding to LB Panamá’s direct ownership of 9.467% in BAC International Bank, Inc. The following information is presented as BAC Credomatic Inc. in accordance with IFRS before non-controlling interest, to reflect full ownership of the operation.

BAC Credomatic is the leading financial group in Central America with a record of strong financial performance. BAC Credomatic is a full-service financial institution with one of the leading credit card-issuance and merchant-acquiring businesses in the region, according to internal benchmarks. BAC Credomatic offers commercial and retail banking, brokerage, insurance, pension fund management and other financial services. Its coverage extends throughout Central America with operations in Costa Rica, Panamá, Guatemala, Honduras, El Salvador and Nicaragua. Its Credomatic brand has key alliances with major credit card networks, such as Visa, Mastercard, American Express and Diners Club.

The table below shows financial data at LB Panamá’s and BAC Credomatic’s level at and for the year ended December 31, 2019.

	At and for the year ended December 31, 2019
	Net income		Gross loans (2)		Deposits
	(in U.S.$	(in Ps	(in U.S.$		(in U.S.$
	millions)	billions) (1)	millions)	(in Ps billions)	millions)	(in Ps billions)

LB Panamá	408.3	1,345.3	16,854.9	55,235.8	17,173.4	56,279.7
BAC Credomatic	408.7	1,346.5	16,788.0	55,016.5	17,149.2	56,200.3
BAC Credomatic / LB Panamá	100.1%		99.6%		99.9%

(1)

LB Panamá figures for net income in Ps reflect the sum of its monthly financial statements in U.S.$ converted at each monthly average exchange rate as per consolidated into Banco de Bogotá, resulting in an average exchange rate for the year of Ps 3,294.73 per U.S.$1.00. BAC Credomatic’s net income was converted at this exchange rate.

(2)	Loans excluding Interbank and overnight funds.

The following information for our Central American operation is presented at the BAC Credomatic level to provide more detailed information on a country-by-country basis. Information for Statement of Financial Position in pesos in this section for 2019 and 2018 has been translated using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2019 of Ps 3,277.14 per U.S$1.00. Information for the Statement of Income in pesos in this section has been translated using the 2019 average representative market rate of Ps 3,294.73 per U.S.$ used in the consolidation of LB Panamá’s results into Banco de Bogotá.

The table below shows BAC Credomatic financial data on a country-by-country basis at and for the year ended December 31, 2019.

	At and for the year ended December 31, 2019
	Net income			Gross loans (2)			Deposits
	(in U.S.$	(in Ps		(in U.S.$	(in Ps		(in U.S.$	(in Ps
	millions)	billions)		millions)	billions)		millions)	billions)
Costa Rica	147.4	485.8	36.1%	4,748.5	15,561.5	28.3%	4,829.0	15,825.2	28.2%
Panamá(1)	59.8	197.1	14.6%	3,983.1	13,053.2	23.7%	4,991.0	16,356.1	29.1%
Guatemala	89.6	295.1	21.9%	3,256.9	10,673.4	19.4%	3,134.0	10,270.7	18.3%
Honduras	72.7	239.5	17.8%	2,075.6	6,801.9	12.4%	2,177.8	7,137.1	12.7%
El Salvador	31.7	104.5	7.8%	1,854.0	6,075.9	11.0%	1,955.8	6,409.3	11.4%
Nicaragua	31.3	103.2	7.7%	871.9	2,857.2	5.2%	1,025.3	3,360.1	6.0%
Corporate and eliminations	(23.9)	(78.8)	-5.8%	(2.0)	(6.6)	0.0%	(963.7)	(3,158.1)	-5.6%
Consolidated	408.7	1,346.5	100.0%	16,788.0	55,016.5	100.0%	17,149.2	56,200.3	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), other BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

The table below presents BAC Credomatic’s market share of total loans and deposits in each of its main markets at December 31, 2019.

	At December 31, 2019
	Net Loans	Deposits
Costa Rica(1)	15.3%	14.8%
Panamá	5.6%	6.7%
Guatemala	12.1%	8.8%
Honduras	14.6%	15.2%
El Salvador	14.3%	14.4%
Nicaragua	24.0%	26.1%

Source: Superintendency of banks of each country and company calculations. Percentage of total loans and deposits is based on banking operations in each country, as reported to the local financial regulator, which excludes certain credit card data and offshore operations.

(1)

Percentage calculation for Costa Rica includes state-owned banks (Banco Nacional de Costa Rica, Banco de Costa Rica and Banco Popular), which at December 31, 2019 and December 31, 2018 had a 56.5% and 56.1% market share by loans, respectively, and a 59.6% and 58.2% market share by deposits, respectively.

Lending activities

The following tables show BAC Credomatic’s gross loan portfolio at the dates indicated.

	At December 31,
	2019	2019	2018	2018
	(in U.S.$ millions)	(in Ps billion)	(in U.S.$ millions)	(in Ps billion)
Commercial loans	7,216.6	23,649.6	6,953.7	22,788.3
Mortgage loans(1)	3,372.7	11,052.7	3,254.4	10,665.1
Credit card loans	3,231.3	10,589.5	2,961.0	9,703.6
Automobile and vehicle loans	942.9	3,089.9	978.9	3,208.1
Other personal loans	2,024.6	6,634.8	2,047.4	6,709.6
Gross loans	16,788.0	55,016.5	16,195.4	53,074.6

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries.

(1)	Includes loans measured at fair value.

We believe that BAC Credomatic’s customer knowledge, coupled with a centralized risk-management structure, has benefited the quality of the loan portfolio, with an average ratio of loans past due more than 90 days to gross loans of 1.3% from 2015 to 2019.

Credit cards

BAC Credomatic has a leading presence in the credit card-issuing business and a significant presence in the merchant-acquiring business in the region. Through its Credomatic brand, BAC Credomatic offers its customers a wide variety of credit and debit cards including Visa, Mastercard, American Express and Diners Club, and is the only network that processes all major brands in the region. Additionally, BAC Credomatic and its customers benefit from co-branding agreements with major airlines (such as American Airlines and Avianca) and major supermarkets (such as Pricesmart and Wal-Mart) present in the region. BAC Credomatic has been a member of Visa and Mastercard for more than 20 years, issuing both national and international credit cards. Moreover, BAC Credomatic is currently the exclusive credit card issuer and merchant acquirer of American Express in the Central American region, including Panamá.

At December 31, 2019, BAC Credomatic had approximately 5.1 million credit card and debit card accounts, of which 2.7 million were debit card accounts and 2.4 million were credit card accounts, an increase of 4.3% and 4.5% compared to December 31, 2018, respectively. For the year ended December 31, 2019, BAC Credomatic’s transactional volume of its credit and debit cardholders was U.S.$ 13,850.9 million (Ps 45,391.4 billion), a 10.3% increase over the U.S.$ 12,554.8 million (Ps 41,143.9 billion) transactional volume of its credit and debit cardholders for the year ended December 31, 2018.

At December 31, 2019, BAC Credomatic’s credit card portfolio totaled U.S.$ 3.2 billion (Ps 10.6 trillion), which represents an 9.1% increase from U.S.$ 3.0 billion (Ps 9.7 trillion) at December 31, 2018. The following table shows the credit card portfolio breakdown by country at the dates presented.

	At December 31,
	2019			2018
	(in U.S.$ millions)	(in Ps billions)		(in U.S.$ millions)	(in Ps billions)
Costa Rica	1,112.8	3,646.7	34.4%	998.3	3,271.5	33.7%
Panamá(1)	610.3	1,999.9	18.9%	579.2	1,898.0	19.6%
Guatemala	531.5	1,741.8	16.4%	457.0	1,497.5	15.4%
Honduras	476.2	1,560.6	14.7%	432.0	1,415.8	14.6%
El Salvador	380.8	1,248.1	11.8%	359.7	1,178.7	12.1%
Nicaragua	119.7	392.4	3.7%	134.9	442.2	4.6%
Corporate and eliminations	(0.0)	(0.0)	0.0%	(0.0)	(0.0)	0.0%
Total credit cards	3,231.3	10,589.5	100.0%	2,961.0	9,703.6	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), other BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

Merchant acquiring

BAC Credomatic’s processing volume of credit and debit card transactions for the year ended December 31, 2019 of U.S.$ 21,704.8 million (Ps 71,129.6 billion) represented an increase of U.S.$1,374.5 million (Ps 4,504.5 billion), or 6.8%, from U.S.$ 20,330.2 million (Ps 66,625.0 billion) for the previous year. BAC Credomatic has the only network in Central America that processes all the major brands including Visa, Mastercard, American Express and Diners Club. Furthermore, BAC Credomatic has exclusive card-issuing and merchant-acquiring agreements with American Express for the Central American region.

At December 31, 2019, BAC Credomatic serviced 186,088 merchant locations, with 95.3% of credit card authorizations processed electronically through its 330,614 point-of-sale devices.

Commercial loans

BAC Credomatic offers traditional commercial banking services and products. The following table displays BAC Credomatic’s commercial loan portfolio by country at the dates presented.

	At December 31,
	2019			2018
	(in U.S.$			(in U.S.$
	millions)	(in Ps billions)		millions)	(in Ps billions)
Costa Rica	1,670.4	5,474.0	23.1%	1,502.1	4,922.6	21.6%
Panamá(1)	1,436.2	4,706.6	19.9%	1,561.3	5,116.5	22.5%
Guatemala	1,837.7	6,022.5	25.5%	1,689.5	5,536.8	24.3%
Honduras	1,076.6	3,528.2	14.9%	977.7	3,204.1	14.1%
El Salvador	710.9	2,329.7	9.9%	629.9	2,064.2	9.1%
Nicaragua	487.1	1,596.3	6.7%	596.6	1,955.3	8.6%
Corporate and eliminations	(2.4)	(7.8)	0.0%	(3.4)	(11.2)	0.0%
Total commercial loans	7,216.6	23,649.6	100.0%	6,953.7	22,788.3	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), other BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

Consumer loans and mortgages

At December 31, 2019, as a proportion of BAC Credomatic’s total consumer loan portfolio (which does not include credit cards), mortgage loans represented 53.2%, automobile and vehicle loans represented 14.9% and other personal loans represented 31.9%. At December 31, 2019, consumer loans amounted to U.S.$ 6.3 billion (Ps 20.8 trillion), a 0.9% increase over U.S.$ 6.3 billion (Ps 20.6 trillion) at December 31, 2018. The following table displays BAC Credomatic’s consumer loan portfolio by country at the dates presented.

	At December 31,
	2019			2018
	(in U.S.$			(in U.S.$
	millions)	(in Ps billions)		millions)	(in Ps billions)
Costa Rica	1,965.4	6,440.8	31.0%	1,990.8	6,524.1	31.7%
Panamá(1)	1,936.7	6,346.7	30.5%	1,886.0	6,180.6	30.0%
Guatemala	887.7	2,909.2	14.0%	830.1	2,720.2	13.2%
Honduras	522.7	1,713.0	8.2%	469.4	1,538.2	7.5%
El Salvador	762.3	2,498.1	12.0%	748.2	2,452.1	11.9%
Nicaragua	265.0	868.4	4.2%	355.9	1,166.3	5.7%
Corporate and eliminations	0.4	1.2	0.0%	0.4	1.3	0.0%
Total consumer loans	6,340.1	20,777.4	100.0%	6,280.7	20,582.8	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries.

(1)	Panamá loans include operations from BAC Bahamas Bank Ltd., BAC International Bank (Grand Cayman), other BAC Credomatic’s Panamá subsidiaries and certain intercompany adjustments.

At December 31, 2019, BAC Credomatic’s mortgage loans had an individual average mortgage loan balance of U.S.$ 72,552.3 (Ps 237.8 million) with an average loan-to-value ratio of 56.9%. Given that BAC Credomatic’s mortgage loan portfolio has no significant exposure to the higher risk sectors, such as vacation homes or second-home mortgages, it maintains a ratio of loans past due more than 90 days to gross loans of 2.7% and a coverage of 51.6% on loans past due more than 90 days.

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

Deposit-taking activities

At December 31, 2019, 34.8% of BAC Credomatic’s deposit base was represented by checking deposits. Total deposits increased by 9.3% between December 31, 2019 and December 31, 2018. The following table shows BAC Credomatic’s deposit breakdown at the dates indicated.

	At December 31,
	2019	2019	2018	2018
	(in U.S.$		(in U.S.$
	millions)	(in Ps billions)	millions)	(in Ps billions)
Checking deposits	5,971.8	19,570.5	5,578.2	18,280.6
Savings deposits	3,334.9	10,928.8	2,965.2	9,717.5
Time deposits	7,842.5	25,701.0	7,143.4	23,410.0
Customer deposits	17,149.2	56,200.3	15,686.9	51,408.1

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries.

Distribution network

BAC Credomatic serves its customers throughout Central America with a diversified distribution network that includes branches, kiosks (non-cash machines which provide online banking capabilities as well as a full keyboard), ATMs, a standardized online banking platform, call centers and mobile phone banking. Additionally, BAC Credomatic’s strong point-of-sale presence in 186,088 merchant locations in Central America at December 31, 2019 allows clients to perform various transactions, including purchases, using credit or debit cards, payments of credit card balances and loyalty program services.

BAC Credomatic serves its clients through multiple channels to cover the needs of different customer segments across the region. The following map shows BAC Credomatic’s branch distribution at December 31, 2019 and 2018.

Source: BAC Credomatic.

At December 31, 2019 and 2018, branches include 351 full service branches, 29 in-store branches, 325 on-site branches, 9 digital branches and 48 auto/drive thru branches versus 352 full service branches, 30 in-store branches, 298 on-site branches, 14 digital branches and 48 auto/drive thru branches. At December 31, 2019 and 2018, other points of service include 322 self-service kiosks and 8,538 RapiBAC (banking correspondents) versus 332 self-service kiosks and 8,314 RapiBAC (banking correspondents).

Banco de Occidente Segment

Banco de Occidente is the fifth largest bank in Colombia, with a market share of 6.0% of loans at December 31, 2019.

Banco de Occidente focuses on mid-size companies, government, government-owned entities and retail customers and has a diversified revenue stream. At December 31, 2019, its loan portfolio was distributed as follows: 32.5% in consumer and auto lending; 48.7% in corporate and public sector lending; and 18.8% in SMEs. Banco de Occidente had market shares of 8.0% of commercial loans and 4.8% of consumer loans at December 31, 2019.

Banco de Occidente had a market share of 9.8% of checking accounts at December 31, 2019. Additional areas of focus for future growth include credit cards, low-risk consumer loan services and products, such as payroll loans and loans to government agencies.

At December 31, 2019, Banco de Occidente had total consolidated assets of Ps 42,577.7 billion and net income attributable to owners of the parent of Ps 563.4 billion for the year ended December 31, 2019. On a consolidated basis, Banco de Occidente’s ROAE was 12.2% for the year ended December 31, 2019.

For the year ended December 31, 2019, Banco de Occidente continued focusing its efforts on the digitization of its credit line for vehicles (Occiauto Digital), approving vehicle loans in few minutes. For the year ended December 31, 2019, 31.0% of the bank’s total sales of light vehicles were done digitally.

Lending activities

The following table presents Banco de Occidente’s total loans, net at the dates indicated.

			Change, December 31, 2019 vs.
	At December 31,		December 31, 2018
	2019	2018	#	%
	(in Ps billions, except for percentages)
Commercial	22,062.0	20,385.9	1,676.1	8.2
Commercial loans	21,523.3	19,776.6	1,746.7	8.8
Interbank and overnight funds	538.7	609.3	(70.6)	(11.6)
Consumer	7,208.2	6,800.2	407.9	6.0
Mortgages	1,641.3	1,387.4	253.9	18.3
Total gross loans	30,911.5	28,573.6	2,337.9	8.2
Loss allowance	(1,537.3)	(1,576.9)	39.6	(2.5)
Total loans, net	29,374.1	26,996.7	2,377.5	8.8

Deposit-taking activities

Banco de Occidente has a relatively high proportion of deposits held in checking accounts compared to the Colombian banking system average, contributing to the stability and lowering the overall cost of deposits. At December 31, 2019, 24.3% of Banco de Occidente’s deposits on a separate basis were held by customers in checking accounts, as compared to a national banking system average of 14.6% at December 31, 2019.

The following table presents a breakdown of Banco de Occidente’s deposits by product type at the dates indicated.

			Change, December 31, 2019 vs.
	At December 31,		December 31, 2018
	2019	2018	#	%
	(in Ps billions, except for percentages)
Checking accounts	6,366.4	6,135.4	231.0	3.8
Savings accounts	12,574.6	11,045.3	1,529.3	13.8
Time deposits	9,728.0	8,367.5	1,360.5	16.3
Other deposits(1)	57.4	44.0	13.4	30.4
Customer deposits	28,726.4	25,592.2	3,134.1	12.2

(1)	Includes funds held in trust, banks and correspondents.

Distribution

The following table presents Banco de Occidente’s points of service across in Colombia.

	At December 31,
	2019	2018
Branches	210	211
ATMs	330	331
Banking correspondents	19,571	7,530
Other points of service	6	6
Total points of service	20,117	8,078

Banco de Occidente had a network concentration of 45.2% in Colombia’s central region, of which Bogotá represented 20.7% of Banco de Occidente’s total network at December 31, 2019. Banco de Occidente is also active in the southwestern region of Colombia, in which 13.9% of its distribution network is located. Banco de Occidente had 3.8% market share of branches and 2.0% market share of ATMs at December 31, 2019. During 2019, the bank entered into a banking correspondence agreement with Efecty, a large player in the Colombian payment and remittances market.

Banco Popular Segment

Banco Popular is the eighth largest bank in Colombia in loans with a market share of 4.2% at December 31, 2019. Banco Popular operates primarily in the consumer and government and government-owned businesses, with operations across all regions of Colombia. Banco Popular is one of the leading providers of financial solutions to government entities nationwide, especially in departments (country subdivisions), making it the second largest credit provider and a strong collector of public sector deposits. A significant part of its consumer loan portfolio consists of payroll loans to public sector employees.

Banco Popular’s consumer loan portfolio has a substantially lower-risk profile (consumer loans past due more than 30 days as a percentage of consumer loans of 3.1% compared to a banking system average of 4.7% at December 31, 2019) due to its concentration in payroll deductions for repayment of loans.

At December 31, 2019, Banco Popular had total consolidated assets of Ps 25,117.6 billion and net income attributable to owners of the parent of Ps 301.3 billion for the year ended December 31, 2019. Banco Popular’s focus on consumer loans and institutional customers generates a mix of broad and stable sources of revenues. Banco Popular’s consolidated ROAE was 10.3% for the year ended December 31, 2019.

Banco Popular’s strategy for the future is based on four pillars: (i) strengthen its leadership in payroll loans supported by digitalization; (ii) diversify product offering, such as credit cards and mortgages; and (iii) further penetrate the medium-size business sector (companies with annual incomes of between Ps 2 billion and Ps 120 billion).

During 2019 and 2018, Banco Popular focused its digitalization efforts on payroll loans (Libranza Digital), digital credit card, digital savings account, collection and sales analytics, and on an upgrade of its online banking platform. Although at an early stage, the bank is now capable of (i) approving payrolls in less than 10 minutes and disbursing them in less than 24 hours, (ii) approving a credit card in less than 35 minutes, and (iii) opening a digital savings account in less than two minutes. All these efforts are expected to continue contributing to loan growth over the coming years.

Lending activities

The following table presents Banco Popular’s total loans, net at the dates indicated.

			Change, December 31, 2019 vs.
	At December 31,		December 31, 2018
	2019	2018	#	%
	(in Ps billions)
Commercial	7,333.2	7,419.2	(86.1)	(1.2)
Commercial loans	7,315.9	7,391.6	(75.7)	(1.0)
Interbank and overnight funds	17.2	27.6	(10.4)	(37.6)
Consumer	11,961.1	10,828.4	1,132.7	10.5
Mortgages	951.8	813.7	138.1	17.0
Microcredit	5.4	6.4	(1.0)	(14.9)
Total gross loans	20,251.5	19,067.8	1,183.7	6.2
Loss allowance	(991.3)	(780.6)	(210.7)	27.0
Total loans, net	19,260.2	18,287.2	973.0	5.3

Deposit-taking activities

Banco Popular generates a substantial portion of its deposits through agreements with customers pursuant to which they agree to maintain a certain level of deposits in checking and/or savings accounts in exchange for the performance of services, primarily payment and collection services. These deposits totaled Ps 5,525 billion, representing approximately 58.8% of total checking and savings accounts, at December 31, 2019.

The following table presents a breakdown of Banco Popular’s deposits by product type at the dates indicated.

			Change, December 31, 2019 vs.
	At December 31,		December 31, 2018
	2019	2018	#	%
	(in Ps billions)
Checking accounts	1,101.0	1,078.7	22.3	2.1
Savings accounts	8,300.2	9,437.6	(1,137.4)	(12.1)
Time deposits	7,573.3	6,914.0	659.3	9.5
Other deposits	14.4	141.1	(126.7)	(89.8)
Customer deposits	16,988.9	17,571.4	(582.4)	(3.3)

Distribution

The following table presents Banco Popular’s points of service in Colombia.

	At December 31,
	2019	2018
Branches	199	211
ATMs	816	851
Banking correspondents	113	115
Other points of service	35	43
Total points of service	1,163	1,220

As of December 31, 2019, Banco Popular had a network concentration of 49.4% in Colombia’s central region, of which Bogotá represented 25.6%. Banco Popular had a market share of 3.6% of branches and a market share of 4.9% of ATMs at December 31, 2019. Banco Popular continued with the optimization process of its distribution channel that started in 2018 that resulted in additional closures of 12 branches (5.7% of the total) and 35 ATMs (4.1% of the total).

Banco AV Villas Segment

Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas had a market share of 2.9% of deposits, 2.5% of loans, 4.5% of consumer loans and 3.5% of mortgages at December 31, 2019.

At December 31, 2019, Banco AV Villas had total consolidated assets of Ps 15,207.5 billion and net income attributable to owners of the parent was Ps 236.0 billion, and consolidated ROAE for the year ended December 31, 2019 was 14.1%. Just as Banco Popular, Banco AV Villas saw an important improvement on its returns on 2018 after recovering from the impact of a declining economic scenario and increasing interest rates.

In the consumer segment, Banco AV Villas focuses on services and products, such as payroll loans and credit cards, as well as its traditional line of mortgages. It serves customers through a recently expanded sales force and through its traditional retail network, enterprise business centers and Express Branches.

Banco AV Villas also seeks to continue to expand in the small- and medium-size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas is developing projects focusing its efforts on the digitalization of the bank’s services to improve customer service experience.

Lending activities

The following table presents Banco AV Villas’ total loans, net at the dates indicated.

			Change, December 31, 2019 vs.
	At December 31,		December 31, 2018
	2019	2018	#	%
	(in Ps billions)
Commercial	2,947.8	3,013.5	(65.7)	(2.2)
Commercial loans	2,947.8	2,963.0	(15.1)	(0.5)
Interbank and overnight funds	—	50.5	(50.5)	(100.0)
Consumer	6,797.0	6,289.0	508.0	8.1
Mortgages	2,419.3	2,264.0	155.4	6.9
Microcredit	0.9	1.0	(0.1)	(10.3)
Total gross loans	12,165.1	11,567.5	597.6	5.2
Loss allowance	(493.9)	(539.6)	45.8	(8.5)
Total loans, net	11,671.2	11,027.8	643.4	5.8

Deposit-taking activities

Banco AV Villas offers customers checking accounts, savings accounts, time deposits and other deposits consisting primarily of transactional accounts. Banco AV Villas’ average savings account interest rate, one of the lowest in the market, is explained by a sizeable retail network and a low concentration of corporate and government accounts.

The following table presents a breakdown of Banco AV Villas’ deposits by product type at the dates indicated.

			Change, December 31, 2019 vs.
	At December 31,		December 31, 2018
	2019	2018	#	%
	(in Ps billions)
Checking accounts	1,072.5	949.8	122.6	12.9
Savings accounts	6,156.9	5,916.6	240.3	4.1
Time deposits	4,618.2	4,556.5	61.7	1.4
Other deposits	3.8	2.4	1.4	55.4
Customer deposits	11,851.4	11,425.4	426.0	3.7

Distribution

The following table presents Banco AV Villas’ points of service in Colombia.

	At December 31,
	2019	2018
Branches	295	296
ATMs	587	584
Banking correspondents	3,276	4,229
Total points of service	4,158	5,109

Banco AV Villas had a network concentration of  70.9% in Colombia’s central region, of which Bogotá represents  45.1% of Banco de AV Villas’ total network at December 31, 2019. Banco AV Villas had 8.8% of its network in the southwestern region at December 31, 2019. Banco AV Villas had a market share of 5.4% of branches and a market share of 3.6% of ATMs at December 31, 2019.

Corficolombiana Segment

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2019. Corficolombiana focuses on four main lines of business: (i) equity investments in strategic sectors of the Colombian economy, including, in particular, infrastructure, energy and gas, agribusiness and hospitality; (ii) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (iii) treasury operations; and (iv) financial services such as leasing, fiduciary and private banking.

Corficolombiana had consolidated total assets and shareholders’ equity attributable to owners of the parent of Ps 31,809.6 billion and Ps 7,697.7 billion, respectively, at December 31, 2019 and net income attributable to owners of the parent of Ps 1,531.3 billion for the year ended December 31, 2018.

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

The following table provides information regarding Corficolombiana’s consolidated assets distributed by sectors at December 31, 2019.

	At December 31, 2019
			Financial
	Energy and		Services &
	Gas	Infrastructure	Others	Hotels	Agribusiness	Total
	(in Ps billions)
Total assets(1)	11,811.7	12,153.3	6,268.7	889.5	686.4	31,809.6
As a percentage of total assets	37.1%	38.2%	19.7%	2.8%	2.2%	100.0%

(1)	Eliminations are assigned to each operating segment.

Corficolombiana’s main investments in the energy and gas sector include a 50.9% controlling stake in Promigas S.A. E.S.P., the second largest natural gas pipeline and distribution company in Colombia, a minority stake in Grupo Energía Bogotá S.A. E.S.P, or “GEB”, an electricity and gas group, and Gas Natural S.A. E.S.P., the gas distribution company for the city of Bogotá, and a majority stake in a gas distribution company in northern Perú (Gas Comprimido del Perú S.A. - Gascop).

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

In the financial-services sector, Corficolombiana offers leasing, trust, brokerage and offshore banking services to third-party customers through three subsidiaries: Leasing Corficolombiana S.A. (under voluntary liquidation), Fiduciaria Corficolombiana S.A. and Casa de Bolsa S.A.

Lending activities

The following table presents Corficolombiana’s total loans, net at the dates indicated.

			Change, December 31, 2019 vs.
	At December 31,		December 31, 2018
	2019	2018	#	%
	(in Ps billions)
Commercial(1)	1,693.0	2,364.0	(671.0)	(28.4)
Commercial loans	1,264.8	2,007.4	(742.6)	(37.0)
Interbank and overnight funds	428.2	356.6	71.6	20.1
Consumer	434.1	366.9	67.3	18.3
Mortgages	10.2	11.0	(0.8)	(6.9)
Total gross loans	2,137.4	2,741.9	(604.5)	(22.0)
Loss allowance	(21.6)	(166.3)	144.8	(87.0)
Total loans, net	2,115.9	2,575.6	(459.7)	(17.8)

(1)	Includes a Ps 1,100.2 billion and Ps 1,158.2 billion financial lease originated by Sociedad Portuaria del Cayao (SPEC) to a third party for LNG regasification services in 2019 and 2018, respectively.

In 2019, Leasing Corficolombiana concluded the assignment of all of its loans to Banco de Bogotá and Banco de Occidente.

Deposit-taking activities

The following table presents a breakdown of Corficolombiana’s deposits by product type at the dates indicated.

			Change, December 31, 2019 vs.
	At December 31,		December 31, 2018
	2019	2018	#	%
	(in Ps billions)
Savings accounts	467.8	567.7	(100.0)	(17.6)
Time deposits	3,530.7	3,189.9	340.9	10.7
Other deposits	69.0	47.4	21.6	45.5
Customer deposits	4,067.5	3,805.0	262.5	6.9

Investment banking and treasury businesses

Corficolombiana’s investment banking team provides advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions and project finance.

Corficolombiana has helped to and is expected to continue to lead the participation of the private sector in infrastructure projects, to develop the domestic capital markets and to expand the resources and operations of local companies in the region. In 2019, Corficolombiana’s investment bank helped raise financing and coordinate projects totaling Ps 7.1 billion, some of its clients were related parties.

Corficolombiana’s treasury operation is a relevant participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency-denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At December 31, 2019, Corficolombiana had consolidated total fixed income assets of Ps 2,813.5 billion.

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

Our Colombian banking subsidiaries currently operate in a hybrid IT model. Core banking processes are handled directly by each banking subsidiary, and electronic channels and administrative processes such as accounting, purchasing and budgeting operate in our shared services center, ATH and/or Nexa BPO. This model of centralization of our technological operation will continue its development in these shared services in order to achieve medium-term savings that optimize the results of Grupo Aval as a whole.

Our principal projects currently consist of the following:

•	Technological infrastructure: By 2020, we expect to have integrated our telecommunications and cash management in our centralized technological operation.
•

Basic software activity: We are focusing on the standardization of some processes in our banking subsidiaries, such as master data management (MDM), business process management (BPM) and customer relationship management (CRM).

•	Digitalization: Our focus on digitalization encompasses creating new products (customer experience) and transversal microservices that can be invoked though new apps or channels.
•	Policies: We continue working on migrating and implementing homogeneous policies in all our technological processes such as cybersecurity.

Intellectual property

We register and monitor our brands and trademarks in Colombia and abroad according to the importance of such brands and trademarks to our and our subsidiaries’ marketing and commercial strategy. Certain of brands and trademarks of Grupo Aval’s are registered in South and Central American countries and in the United States and México.

Corporate social responsibility

During 2019 we launched a new effort to consolidate and coordinate the social and environmental activities of our subsidiaries, to collectively increase our impact on our stakeholders. This approach on sustainability focuses on the business and understands it, not only from its economic impact, but from its social and environmental impact and its ability to create long-term value.

Our sustainability effort covers four dimensions (i) economic, (ii) corporate governance, (iii) social and (iv) environmental. Within this dimensions, Grupo Aval has defined the following material topics in which the group and its subsidiaries will focus their efforts:

(1)	Corporate Governance and risk: (i) Governance structure, (ii) Ethics, and (iii) Risk;
(2)	Financial performance: (i) Subsidiary management, (ii) Innovation, (iii) Corporate Marketing, and (iv) Investor services;
(3)	Human Capital: (i) Talent retention and training, (ii) Employee health and safety, and (iii) Diversity and inclusion; and
(4)	Community (Social and environmental): (i) Financial inclusion, (ii) Corporate procurement, and (iii) Social investment;

Management of these material matters will allow Grupo Aval to achieve sustainable growth through strong governance practices, protection of the environment and social contribution.

To meet these goals, Grupo Aval will continue strengthening its governance, in line with current practice, through an effort led by the holding company permeating down to its business units. We will strive for higher environmental, social and governance (ESG) standards and ratings to align our interests with those of our current and potential stakeholders.

Selected statistical data

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements included in this annual report as well as “Operating and financial review and prospects”. This information has been presented based on our financial records, which are prepared in accordance with IFRS. The selected statistical data of Grupo Aval at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, as applicable, have been derived from our annual audited consolidated financial statements prepared in accordance with IFRS that are included in this annual report. We believe that the average data set forth herein accurately reflects in all material aspects our financial condition and results of operation at the date and for the periods specified.

Distribution of assets, liabilities and equity, interest rates and interest differential

•

average statement of financial position for 2019, 2018 and 2017 have been calculated as follows: the average of balances at December 31, at September 30, at June 30, and at March 31 of the corresponding year, and the balance at December 31, of the previous year.

Average Statement of Financial Position

For the years ended December 31, 2019, 2018 and 2017, the following table presents:

•	average balances for 2019, 2018 and 2017 calculated using the average of balances for our assets and liabilities (based on a five period average) according with above paragraph;
•	interest income earned on assets and interest paid on liabilities; and

•	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

	Average statement of financial position and income from interest-earning and non-interest-earning
	assets for the years ended December 31,
	2019			2018			2017
		Interest			Interest			Interest
	Average	income	Average	Average	income	Average	Average	income	Average
	balance	earned	yield	balance	earned	yield	balance	earned	yield
	(in Ps billions, except percentages)
ASSETS
Interest-earning assets
Fixed Income Investments
Domestic
Peso-denominated	13,110.5	620.2	4.7%	12,962.8	669.8	5.2%	10,906.8	465.7	4.3%
Foreign -denominated	3,468.9	106.9	3.1%	3,624.9	98.5	2.7%	3,758.9	180.2	4.8%
Total domestic	16,579.4	727.1	4.4%	16,587.6	768.3	4.6%	14,665.7	645.9	4.4%
Foreign	6,674.6	334.4	5.0%	5,215.2	197.7	3.8%	5,225.1	196.0	3.8%
Total	23,254.0	1,061.6	4.6%	21,802.9	966.0	4.4%	19,890.8	841.9	4.2%
Interbank and overnight funds
Domestic
Peso-denominated	1,943.9	153.6	7.9%	2,506.1	114.4	4.6%	1,860.9	118.3	6.4%
Foreign -denominated	790.1	211.0	26.7%	1,140.8	111.7	9.8%	1,495.1	103.8	6.9%
Total domestic	2,734.0	364.5	13.3%	3,646.9	226.1	6.2%	3,356.0	222.1	6.6%
Foreign	1,880.3	155.0	8.2%	2,366.2	117.0	4.9%	2,059.6	65.9	3.2%
Total	4,614.3	519.6	11.3%	6,013.0	343.1	5.7%	5,415.6	288.0	5.3%
Loans and leases
Domestic
Peso-denominated	108,485.1	11,471.7	10.6%	103,269.3	11,367.4	11.0%	100,125.4	12,387.3	12.4%
Foreign -denominated	11,356.3	684.8	6.0%	10,969.4	644.9	5.9%	10,288.3	495.4	4.8%
Total domestic	119,841.4	12,156.6	10.1%	114,238.7	12,012.3	10.5%	110,413.7	12,882.7	11.7%
Foreign	53,560.0	5,815.0	10.9%	47,209.3	5,035.2	10.7%	44,064.1	4,729.3	10.7%
Total	173,401.5	17,971.6	10.4%	161,447.9	17,047.5	10.6%	154,477.8	17,612.0	11.4%
Loans and receivables (1)
Domestic
Peso-denominated	110,429.0	11,625.3	10.5%	105,775.4	11,481.7	10.9%	101,986.3	12,505.6	12.3%
Foreign currency-denominated	12,146.4	895.8	7.4%	12,110.1	756.6	6.2%	11,783.4	599.2	5.1%
Total domestic	122,575.4	12,521.1	10.2%	117,885.5	12,238.4	10.4%	113,769.7	13,104.8	11.5%
Foreign	55,440.4	5,970.1	10.8%	49,575.4	5,152.2	10.4%	46,123.7	4,795.2	10.4%
Total	178,015.8	18,491.2	10.4%	167,460.9	17,390.6	10.4%	159,893.4	17,900.0	11.2%
Total interest-earning assets
Domestic
Peso-denominated	123,539.5	12,245.5	9.9%	118,738.1	12,151.6	10.2%	112,893.1	12,971.3	11.5%
Foreign currency-denominated	15,615.3	1,002.7	6.4%	15,735.0	855.2	5.4%	15,542.3	779.3	5.0%
Total domestic	139,154.8	13,248.2	9.5%	134,473.2	13,006.7	9.7%	128,435.4	13,750.6	10.7%
Foreign	62,114.9	6,304.5	10.1%	54,790.7	5,349.9	9.8%	51,348.8	4,991.2	9.7%
Total interest-earning assets	201,269.8	19,552.7	9.7%	189,263.8	18,356.6	9.7%	179,784.2	18,741.8	10.4%
Total non-interest-earning assets	65,789.1	—	—	51,641.6	—	—	49,531.1	—	—
Total interest-earning and non interest-earning assets
Domestic
Peso-denominated	159,707.6	12,245.5	7.7%	148,470.3	12,151.6	8.2%	140,811.3	12,971.3	9.2%
Foreign currency-denominated	27,068.6	1,002.7	3.7%	21,879.2	855.2	3.9%	22,022.2	779.3	3.5%
Total domestic	186,776.1	13,248.2	7.1%	170,349.5	13,006.7	7.6%	162,833.5	13,750.6	8.4%
Foreign	80,282.7	6,304.5	7.9%	70,555.9	5,349.9	7.6%	66,481.8	4,991.2	7.5%
Total assets	267,058.8	19,552.7	7.3%	240,905.4	18,356.6	7.6%	229,315.3	18,741.8	8.2%

	Average statement of financial position and income from interest-bearing and non-interest-bearing liabilities and
	equity for the years ended December 31,
	2019			2018			2017
		Interest			Interest			Interest
	Average	expense	Average	Average	expense	Average	Average	expense	Average
	balance	paid	interest rate	balance	paid	interest rate	balance	paid	interest rate
	(in Ps billions, except percentages)
LIABILITIES AND EQUITY
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	4,002.8	97.0	2.4%	4,422.5	113.1	2.6%	4,376.7	146.4	3.3%
Foreign currency-denominated	4,815.6	182.5	3.8%	3,637.2	129.5	3.6%	5,078.3	61.2	1.2%
Total domestic	8,818.4	279.5	3.2%	8,059.8	242.6	3.0%	9,455.0	207.6	2.2%
Foreign	14,546.6	134.4	0.9%	12,472.9	107.6	0.9%	11,662.4	101.7	0.9%
Total	23,364.9	413.9	1.8%	20,532.7	350.2	1.7%	21,117.4	309.3	1.5%
Savings accounts
Domestic
Peso-denominated	46,542.6	1,357.1	2.9%	45,693.8	1,378.7	3.0%	43,090.9	1,870.8	4.3%
Foreign currency-denominated	496.7	4.9	1.0%	648.6	1.0	0.2%	875.4	2.2	0.2%
Total domestic	47,039.3	1,362.0	2.9%	46,342.4	1,379.7	3.0%	43,966.3	1,873.0	4.3%
Foreign	10,257.0	141.3	1.4%	8,748.1	117.3	1.3%	8,084.4	106.0	1.3%
Total	57,296.3	1,503.3	2.6%	55,090.4	1,497.0	2.7%	52,050.8	1,979.0	3.8%
Time deposits
Domestic
Peso-denominated	37,948.2	2,063.3	5.4%	35,002.2	2,021.4	5.8%	34,179.1	2,472.1	7.2%
Foreign currency-denominated	8,650.9	228.6	2.6%	7,793.4	181.3	2.3%	9,070.0	146.2	1.6%
Total domestic	46,599.2	2,291.9	4.9%	42,795.5	2,202.7	5.1%	43,249.1	2,618.3	6.1%
Foreign	24,659.4	1,303.7	5.3%	21,278.7	1,093.8	5.1%	18,859.6	942.2	5.0%
Total	71,258.5	3,595.6	5.0%	64,074.3	3,296.5	5.1%	62,108.7	3,560.5	5.7%
Total interest bearing deposits
Domestic
Peso-denominated	88,493.6	3,517.3	4.0%	85,118.5	3,513.2	4.1%	81,646.7	4,489.3	5.5%
Foreign currency-denominated	13,963.3	416.1	3.0%	12,079.2	311.8	2.6%	15,023.7	209.6	1.4%
Total domestic	102,456.9	3,933.4	3.8%	97,197.7	3,825.0	3.9%	96,670.5	4,698.9	4.9%
Foreign	49,462.9	1,579.4	3.2%	42,499.7	1,318.7	3.1%	38,606.4	1,149.9	3.0%
Total	151,919.8	5,512.8	3.6%	139,697.4	5,143.7	3.7%	135,276.9	5,848.8	4.3%
Interbank and overnight funds (2)
Domestic
Peso-denominated	6,317.0	305.9	4.8%	5,218.9	225.9	4.3%	5,189.1	246.9	4.8%
Foreign currency-denominated	692.3	66.9	9.7%	759.2	31.9	4.2%	781.4	30.1	3.8%
Total domestic	7,009.4	372.8	5.3%	5,978.0	257.8	4.3%	5,970.5	277.0	4.6%
Foreign	888.9	8.1	0.9%	938.0	8.3	0.9%	780.8	10.4	1.3%
Total	7,898.2	380.9	4.8%	6,916.0	266.1	3.8%	6,751.3	287.4	4.3%
Borrowings from banks and other
Domestic
Peso-denominated	6,091.8	394.0	6.5%	4,425.9	289.6	6.5%	4,991.6	386.8	7.7%
Foreign currency-denominated	8,577.3	256.3	3.0%	6,765.3	153.5	2.3%	5,611.5	88.3	1.6%
Total domestic	14,669.1	650.3	4.4%	11,191.2	443.1	4.0%	10,603.1	475.1	4.5%
Foreign	9,846.4	502.8	5.1%	9,841.0	469.2	4.8%	10,313.6	454.2	4.4%
Total	24,515.5	1,153.1	4.7%	21,032.3	912.4	4.3%	20,916.7	929.3	4.4%
Long-term debt
Domestic
Peso-denominated	9,025.2	598.7	6.6%	8,847.2	604.3	6.8%	7,941.5	624.2	7.9%
Foreign currency-denominated	10,629.8	555.6	5.2%	9,452.3	500.7	5.3%	8,716.3	454.8	5.2%
Total domestic	19,655.0	1,154.3	5.9%	18,299.6	1,105.0	6.0%	16,657.8	1,079.0	6.5%
Foreign	1,065.2	66.1	6.2%	953.4	57.7	6.1%	1,260.6	83.2	6.6%
Total	20,720.2	1,220.4	5.9%	19,253.0	1,162.7	6.0%	17,918.4	1,162.2	6.5%
Total interest-bearing liabilities
Domestic
Peso-denominated	109,927.6	4,815.9	4.4%	103,610.6	4,633.0	4.5%	99,768.9	5,747.2	5.8%
Foreign currency-denominated	33,862.8	1,294.8	3.8%	29,056.0	997.9	3.4%	30,132.9	782.8	2.6%
Total domestic	143,790.3	6,110.8	4.2%	132,666.6	5,630.9	4.2%	129,901.8	6,530.0	5.0%
Foreign	61,263.3	2,156.4	3.5%	54,232.1	1,853.9	3.4%	50,961.5	1,697.7	3.3%
Total interest-bearing liabilities	205,053.7	8,267.2	4.0%	186,898.6	7,484.8	4.0%	180,863.3	8,227.7	4.5%
Total non-interest-bearing liabilities and equity	62,005.1	—	—	54,006.8	—	—	48,451.9	—	—
Total liabilities and equity	267,058.8	8,267.2	3.1%	240,905.4	7,484.8	3.1%	229,315.3	8,227.7	3.6%

(1)	Includes loans and leases and interbank and overnight funds

(2)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

Changes in net interest income and expenses – volume and rate analysis

The following tables allocate by currency of denomination, the changes in our interest income (interest-earning assets) and interest expense (interest-bearing liabilities) between the changes in average volume and changes in average yield (interest-earning assets) and average rates (interest-bearing liabilities) for the year ended December 31, 2019 compared to the year ended December 31, 2018 and the year ended December 31, 2018 compared to the year ended December 31, 2017. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities as follows: (a) changes in volume (change in volume times new rate) and (b) changes in rates (change in rate times old volume). Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. You should read the following tables and the footnotes thereto in conjunction to our observations noted in “—Average statement of financial position”.

	2019 - 2018			2018 - 2017
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)
Interest-earning assets:
Fixed Income Investments
Domestic
Peso-Denominated	7.0	(56.6)	(49.6)	106.2	97.9	204.1
Foreign currency-denominated	(4.8)	13.2	8.4	(3.6)	(78.0)	(81.7)
Sum domestic	2.2	(43.4)	(41.2)	102.6	19.8	122.4
Foreign	73.1	63.6	136.7	(0.4)	2.1	1.7
Sum	75.3	20.2	95.5	102.2	21.9	124.2
Interbank loans and overnight funds
Domestic
Peso-Denominated	(44.4)	83.6	39.2	29.4	(33.3)	(3.9)
Foreign currency-denominated	(93.6)	192.9	99.2	(34.7)	42.6	7.9
Sum domestic	(138.1)	276.5	138.4	(5.3)	9.3	4.0
Foreign	(40.1)	78.1	38.0	15.2	35.9	51.1
Sum	(178.1)	354.6	176.5	9.9	45.2	55.1
Loans and leases
Domestic
Peso-Denominated	551.5	(447.2)	104.4	346.1	(1,366.0)	(1,019.9)
Foreign currency-denominated	23.3	16.6	39.9	40.0	109.5	149.6
Sum domestic	574.9	(430.6)	144.3	386.1	(1,256.5)	(870.4)
Foreign	689.5	90.3	779.8	335.5	(29.6)	305.9
Sum	1,264.4	(340.3)	924.1	721.6	(1,286.1)	(564.5)
Sum interest-earnings assets
Domestic
Peso-Denominated	514.1	(420.2)	93.9	481.7	(1,301.5)	(819.7)
Foreign currency-denominated	(75.1)	222.7	147.6	1.7	74.1	75.8
Sum domestic	439.0	(197.5)	241.5	483.4	(1,227.3)	(743.9)
Foreign	722.6	232.0	954.6	350.2	8.5	358.7
Sum interest-earnings assets	1,161.6	34.5	1,196.1	833.7	(1,218.9)	(385.2)
Interest-bearing liabilities
Interest-bearing checking accounts
Domestic
Peso-Denominated	(10.2)	(5.9)	(16.1)	1.2	(34.5)	(33.4)
Foreign currency-denominated	44.7	8.3	53.0	(51.3)	119.7	68.4
Sum domestic	34.5	2.4	36.9	(50.2)	85.2	35.0

	2019 - 2018			2018 - 2017
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)
Foreign	19.2	7.7	26.8	7.0	(1.2)	5.8
Sum	53.6	10.1	63.8	(43.2)	84.0	40.8
Saving accounts
Domestic
Peso-Denominated	24.7	(46.4)	(21.7)	78.5	(570.6)	(492.1)
Foreign currency-denominated	(1.5)	5.5	3.9	(0.3)	(0.8)	(1.1)
Sum domestic	23.2	(41.0)	(17.7)	78.2	(571.4)	(493.2)
Foreign	20.8	3.2	24.0	8.9	2.4	11.3
Sum	44.0	(37.8)	6.2	87.1	(569.0)	(481.9)
Time deposits
Domestic
Peso-Denominated	160.2	(118.3)	41.9	47.5	(498.2)	(450.6)
Foreign currency-denominated	22.7	24.7	47.4	(29.7)	64.7	35.0
Sum domestic	182.8	(93.6)	89.2	17.8	(433.5)	(415.6)
Foreign	178.7	31.1	209.9	124.4	27.3	151.7
Sum	361.6	(62.5)	299.1	142.2	(406.2)	(264.0)
Interbank and overnight funds
Domestic
Peso-Denominated	53.2	26.8	80.0	1.3	(22.2)	(20.9)
Foreign currency-denominated	(6.5)	41.5	35.0	(0.9)	2.8	1.8
Sum domestic	46.7	68.3	115.0	0.4	(19.5)	(19.1)
Foreign	(0.4)	0.3	(0.2)	1.4	(3.5)	(2.2)
Sum	46.3	68.5	114.8	1.7	(23.0)	(21.3)
Borrowings from banks and other
Domestic
Peso-Denominated	107.7	(3.4)	104.4	(37.0)	(60.2)	(97.2)
Foreign currency-denominated	54.1	48.6	102.8	26.2	39.0	65.2
Sum domestic	161.9	45.3	207.2	(10.8)	(21.1)	(32.0)
Foreign	0.3	33.3	33.6	(22.5)	37.5	15.0
Sum	162.2	78.6	240.7	(33.4)	16.4	(17.0)
Long-term debt
Domestic
Peso-Denominated	11.8	(17.4)	(5.5)	61.9	(81.8)	(19.9)
Foreign currency-denominated	61.5	(6.7)	54.9	39.0	6.9	45.9
Sum domestic	73.3	(24.0)	49.3	100.9	(74.9)	26.0
Foreign	6.9	1.5	8.4	(18.6)	(6.9)	(25.5)
Sum	80.3	(22.6)	57.7	82.3	(81.8)	0.5
Sum interest-bearing liabilities
Domestic
Peso-Denominated	347.5	(164.5)	183.0	153.4	(1,267.5)	(1,114.1)
Foreign currency-denominated	175.1	121.9	296.9	(17.1)	232.3	215.2
Sum domestic	522.5	(42.6)	479.9	136.3	(1,035.2)	(899.0)
Foreign	225.4	77.0	302.5	100.5	55.6	156.1
Sum interest-bearing liabilities	748.0	34.4	782.4	236.8	(979.6)	(742.8)

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the years ended December 31, 2019, 2018 and 2017.

	For the year ended December 31,
	2019	2018	2017
	(in Ps billions, except percentages)
Interbank loans and overnight funds
Domestic
Peso-denominated	1,943.9	2,506.1	1,860.9
Foreign currency-denominated	790.1	1,140.8	1,495.1
Total Domestic	2,734.0	3,646.9	3,356.0
Foreign	1,880.3	2,366.2	2,059.6
Total	4,614.3	6,013.0	5,415.6
Loans and leases
Domestic
Peso-denominated	108,485.1	103,269.3	100,125.4
Foreign currency-denominated	11,356.3	10,969.4	10,288.3
Total Domestic	119,841.4	114,238.7	110,413.7
Foreign	53,560.0	47,209.3	44,064.1
Total	173,401.5	161,447.9	154,477.8
Fixed Income Investments
Domestic
Peso-denominated	13,110.5	12,962.8	10,906.8
Foreign currency-denominated	3,468.9	3,624.9	3,758.9
Total Domestic	16,579.4	16,587.6	14,665.7
Foreign	6,674.6	5,215.2	5,225.1
Total	23,254.0	21,802.9	19,890.8
Total average interest-earning assets
Domestic
Peso-denominated	123,539.5	118,738.1	112,893.1
Foreign currency-denominated	15,615.3	15,735.0	15,542.3
Total Domestic	139,154.8	134,473.2	128,435.5
Foreign	62,114.9	54,790.7	51,348.8
Total	201,269.8	189,263.8	179,784.2
Gross interest earned
Domestic
Peso-denominated	12,245.5	12,151.6	12,971.3
Foreign currency-denominated	1,002.7	855.2	779.3
Total Domestic	13,248.2	13,006.7	13,750.6
Foreign	6,304.5	5,349.9	4,991.2
Total	19,552.7	18,356.6	18,741.8
Net interest income (1)
Domestic
Peso-denominated	7,429.5	7,518.6	7,224.2
Foreign currency-denominated	(292.1)	(142.8)	(3.4)
Total Domestic	7,137.4	7,375.8	7,220.8
Foreign	4,148.1	3,496.0	3,293.4
Total	11,285.5	10,871.8	10,514.2
Average yield on interest-earning assets
Domestic
Peso-denominated	9.9%	10.2%	11.5%
Foreign currency-denominated	6.4%	5.4%	5.0%
Total Domestic	9.5%	9.7%	10.7%
Foreign	10.1%	9.8%	9.7%
Total	9.7%	9.7%	10.4%
Net interest margin (2)

	For the year ended December 31,
	2019	2018	2017
	(in Ps billions, except percentages)
Domestic
Peso-denominated	6.0%	6.3%	6.4%
Foreign currency-denominated	(1.9)%	(0.9)%	(0.0)%
Total Domestic	5.1%	5.5%	5.6%
Foreign	6.7%	6.4%	6.4%
Total	5.6%	5.7%	5.8%
Interest spread on loans and leases (3)
Domestic
Peso-denominated	6.6%	6.9%	6.9%
Foreign currency-denominated	3.1%	3.3%	3.4%
Total Domestic	6.3%	6.6%	6.8%
Foreign	7.7%	7.6%	7.8%
Total	6.7%	6.9%	7.1%
Interest spread on total interest-earning assets (4)
Domestic
Peso-denominated	5.5%	5.8%	5.7%
Foreign currency-denominated	2.6%	2.0%	2.4%
Total Domestic	5.3%	5.4%	5.7%
Foreign	6.6%	6.3%	6.4%
Total	5.7%	5.7%	5.9%

(1)	Net interest income is calculated as interest income less interest paid and includes accrued interest on interbank and overnight funds.
(2)	Net interest margin is calculated as net interest income divided by total average interest-earning assets, determined based on quarterly ending balances during the applicable period.
(3)	Interest spread on loans and leases is calculated as the difference between the average yield on interest-earning loans and leases and the average rate paid on interest-bearing deposits.
(4)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

We acquire and hold fixed income debt and equity securities for liquidity and other strategic purposes, or when required by law. In recent years, credit institutions, including our banking subsidiaries, have been required to hold certain debt securities issued by the Colombian government or government-related entities. Central Bank regulations require credit institutions to make investments in agricultural development bonds (Títulos de Desarrollo Agropecuario), or “TDAs”, issued by the Agricultural Sector Financing Fund (Fondo para el Financiamiento del Sector Agropecuario), or “Finagro”. Finagro is a development bank affiliated with the Ministry of Agriculture and finances the production and marketing activities of the agricultural and livestock sector. These securities yield below-market interest rates. The amount of these mandatory investments is calculated as a percentage of short-term deposits. Additionally, our banking subsidiaries still maintain mandatory investments in reduction bonds (Títulos de Reducción de Deuda) issued by the Republic of Colombia. Under government discretion, authorities may extend the scope of current regulations or require additional disbursements on current or new mandatory investments. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Mandatory Investments”.

The following table presents the book value of our investments in debt and equity securities, net of allowance for investment securities losses, at the dates indicated.

	At December 31,
	2019	2018	2017
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Republic of Colombia (1)	12,258.3	11,466.5	9,122.6
Securities issued or secured by other Colombian government entities	3,465.8	3,234.2	2,979.6
Securities issued or secured by other financial entities (2)	1,899.0	1,369.9	1,106.1
Other securities (3)	151.6	89.2	77.8
Total peso-denominated	17,774.7	16,159.7	13,286.1
Foreign currency-denominated
Securities issued or secured by the Republic of Colombia (1)	1,811.4	1,329.9	1,594.0
Securities issued or secured by foreign central banks	984.1	1,144.7	1,391.0
Securities issued or secured by other Colombian government entities	205.5	323.2	592.4
Securities issued by foreign governments	5,160.0	3,146.0	2,224.2
Securities issued or secured by other financial entities (2)	3,007.4	3,166.4	3,681.9
Other securities (3)	403.1	432.6	570.1
Total foreign currency-denominated	11,571.4	9,542.9	10,053.6
Total debt securities	29,346.1	25,702.6	23,339.7
Equity securities	4,851.2	3,763.2	2,973.2
Total investment securities	34,197.3	29,465.9	26,312.9

(1)	Includes Colombian government-issued treasuries (Títulos de Tesorería), or “TES”.
(2)	Reflects investments made in debt securities issued by private financial entities.
(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At December 31, 2019, 2018 and 2017, we held securities issued by foreign governments and in the principal amounts, as follows. Figures in U.S.$ have been translated using the end of period exchange rate for each year as certified by the Superintendency of Finance.

At		Investment amount	Investment amount
December 31,	Issuer	– book value	– book value
		(in Ps billions)	(in U.S.$thousands)
2019
	Barbados	4.5	1,380
	Chile	33.7	10,297
	Costa Rica	2,817.4	859,711
	El Salvador	236.8	72,269
	Guatemala	645.8	197,063
	Honduras	403.8	123,221
	Nicaragua	79.3	24,198
	Panama	770.9	235,222
	United States of America	167.7	51,186
	Total 2019	5,160.0	1,574,546

2018
	Chile	33.0	10,154
	Costa Rica	1,437.8	442,449
	El Salvador	40.9	12,583
	Guatemala	265.9	81,831

At		Investment amount	Investment amount
December 31,	Issuer	– book value	– book value
		(in Ps billions)	(in U.S.$thousands)
	Honduras	402.3	123,787
	Panama	550.7	169,451
	United States of America	415.4	127,829
	Total 2018	3,146.0	968,084

2017
	Chile	24.9	8,355
	Costa Rica	1,018.7	341,400
	El Salvador	76.7	25,698
	Guatemala	56.8	19,037
	Nicaragua	0.6	184
	Honduras	372.3	124,744
	Panama	617.1	206,812
	United States of America	57.1	19,143
	Total 2017	2,224.2	745,373

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at December 31, 2019 issued by governments or government entities.

	At December 31, 2019
	Maturity less than		Maturity between 1		Maturity between 5		Maturity more than
	1 year		and 5 years		and 10 years		10 years		Total
	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)	Balance	Yield % (1)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian government	1,931.8	4.48%	6,520.2	4.44%	3,602.6	5.65%	203.7	6.54%	12,258.3	4.84%
Securities issued or secured by Colombian government entities	3,041.4	3.19%	330.8	6.30%	93.6	7.27%	—	0.00%	3,465.8	3.60%
Securities issued or secured by other financial entities	760.5	5.29%	1,109.8	5.99%	28.7	6.51%	—	0.00%	1,899.0	5.72%
Other securities	10.3	4.90%	65.7	5.56%	62.7	7.05%	13.0	6.18%	151.6	6.18%
Total peso-denominated	5,744.0	3.91%	8,026.4	4.74%	3,787.6	5.72%	216.7	6.52%	17,774.7	4.70%

Foreign currency-denominated
Securities issued or secured by the Colombian government	536.6	2.64%	803.5	3.02%	446.2	3.43%	25.0	4.75%	1,811.4	3.03%
Securities issued or secured by foreign Central Banks	620.8	4.86%	363.3	5.30%	—	0.00%	—	0.00%	984.1	5.02%
Securities issued or secured by Colombian government entities	—	0.00%	205.5	2.74%	—	0.00%	—	0.00%	205.5	2.74%
Securities issued by foreign governments	1,109.1	2.82%	2,601.9	5.68%	998.9	6.01%	450.1	4.82%	5,160.0	5.06%
Securities issued or secured by other financial entities	1,665.6	2.29%	1,229.2	2.78%	112.6	3.30%	—	0.00%	3,007.4	2.53%
Other securities	110.4	2.82%	46.5	3.49%	212.5	4.73%	33.7	5.39%	403.1	4.12%
Total foreign currency-denominated	4,042.4	2.89%	5,249.9	4.43%	1,770.3	5.03%	508.8	4.85%	11,571.4	4.00%
Total debt securities	9,786.5	3.49%	13,276.3	4.62%	5,557.8	5.50%	725.4	5.35%	29,346.1	4.43%
Equity securities									4,851.2
Total investment securities									34,197.3

(1)	Yield was calculated using the internal rate of return, or “IRR”, at December 31, 2019.

At December 31, 2019, we had the following investments in securities of issuers that exceeded 10% of equity attributable to controlling shareholders of Grupo Aval.

	At December 31, 2019
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian Central government	Ministry of Finance	14,069.7	14,069.7
Securities issued or secured by Colombian government entities	Finagro	3,029.8	3,007.3
Securities issued or secured by foreign governments	Costa Rica Government	2,817.4	2,817.8
Total		19,916.9	19,894.8

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit and mortgage loans for the periods indicated.

	At December 31,
	2019	2018	2017	2016	2015
	(in Ps billions)
Domestic
Commercial
General purpose loans (1)	53,106.7	51,644.5	52,332.9	49,412.9	46,614.4
Loans funded by development banks	3,547.0	3,222.7	2,713.8	2,829.0	2,514.5
Working capital loans	8,461.9	7,619.9	7,883.5	9,593.8	10,269.9
Credit cards	280.5	325.1	382.6	385.5	395.8
Overdrafts	184.8	146.2	181.4	185.4	191.6
Leases	9,610.7	9,125.7	9,209.3	9,302.2	7,824.0
Interbank loans and overnight funds	1,256.9	5,572.9	4,739.9	1,896.3	2,557.9
Total commercial	76,448.4	77,657.1	77,443.4	73,605.1	70,368.2
Consumer
Credit cards	5,921.2	5,511.6	5,081.3	4,648.7	4,063.6
Personal loans	30,450.1	27,217.9	24,453.2	22,443.9	19,812.9
Automobile and vehicle loans	2,906.1	3,005.6	3,155.0	3,211.2	2,940.6
Overdrafts	30.0	32.5	34.2	33.3	38.0
Loans funded by development banks	—	—	—	—	0.1
General purpose loans	135.1	145.7	155.8	187.4	199.5
Working capital loans	—	—	—	—	0.1
Leases	20.5	28.1	32.1	40.0	36.8
Total consumer	39,463.0	35,941.5	32,911.6	30,564.5	27,091.6
Mortgages
Mortgages	7,548.1	6,672.6	5,675.6	4,823.8	3,995.5
Leases	1,560.3	1,312.7	1,047.8	902.1	762.9
Total mortgages	9,108.4	7,985.4	6,723.4	5,725.9	4,758.4
Microcredit	410.3	425.7	409.7	399.4	399.3
Total domestic	125,430.2	122,009.7	117,488.1	110,295.0	102,617.4
Foreign
Commercial
General purpose loans (1)	15,707.2	14,133.2	11,664.6	10,961.1	11,114.1
Working capital loans	7,014.5	7,573.0	6,840.0	5,930.6	5,512.3
Overdrafts	285.2	250.2	258.6	323.1	334.0
Leases	738.2	733.2	683.1	655.9	642.5
Interbank loans and overnight funds	1,462.1	2,062.3	2,539.2	1,673.3	1,527.1
Total commercial	25,207.3	24,751.9	21,985.5	19,544.1	19,130.0
Consumer
Credit cards	10,689.6	9,714.2	8,382.9	7,747.0	7,177.6
Personal loans	6,548.6	6,573.8	6,100.4	5,864.5	5,461.2
Automobile and vehicle loans	2,853.5	2,946.2	2,741.7	2,525.2	2,294.0
Overdrafts	53.7	53.0	51.7	51.2	52.5
Leases	232.0	226.4	194.7	175.6	153.6
Total consumer	20,377.4	19,513.5	17,471.4	16,363.5	15,139.0
Mortgages	11,113.2	10,606.8	9,427.9	8,957.6	8,659.7
Total foreign	56,697.9	54,872.1	48,884.7	44,865.2	42,928.6
Total portfolio	182,128.1	176,881.8	166,372.8	155,160.2	145,546.0

	At December 31,
	2019	2018	2017	2016	2015
	(in Ps billions)
Loss allowance for loan portfolio (2)	(8,185.8)	(8,196.2)	(5,618.5)	(4,261.4)	(3,718.3)
Total portfolio, net	173,942.3	168,685.6	160,754.3	150,898.7	141,827.7

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.
(2)	Loss allowance for loan portfolio as of December 31, 2018 includes the impact of the adoption of IFRS 9 of Ps 1,163.0 billion.

We classify our loan and leases portfolio into the categories set forth below:

•	Commercial loans: Commercial loans are granted to companies or individuals to carry out economic activities.
•	Consumer loans: Consumer loans are granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services.
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

•

Mortgages: Mortgages are loans granted to individuals for the purchase of new or used housing or to build a home. In Colombia, these loans include loans that are denominated in UVR or Colombian pesos, are guaranteed by a senior mortgage on the property and are financed with a total repayment term of five to 30 years.

The following table presents the maturities of our loan portfolio at December 31, 2019.

	At December 31, 2019
		Due from
	Due in one	one to five	Due after
	year or less	years	five years	Total
	(in Ps billions)
Domestic
Commercial
General purpose loans	24,920.5	21,590.0	6,596.2	53,106.7
Loans funded by development banks	841.4	1,848.2	857.4	3,547.0
Working capital loans	7,521.9	931.8	8.2	8,461.9
Credit cards	156.9	116.7	6.9	280.5
Overdrafts	184.8	—	—	184.8
Leases	2,213.8	5,013.3	2,383.6	9,610.7
Interbank loans and overnight funds	1,256.9	—	—	1,256.9
Total commercial	37,096.1	29,500.0	9,852.3	76,448.4
Consumer
Credit cards	2,845.3	3,031.1	44.9	5,921.2
Personal loans	3,399.8	13,048.1	14,002.2	30,450.1
Automobile and vehicle loans	741.3	1,934.3	230.5	2,906.1
Overdrafts	30.0	—	—	30.0
General purpose loans	61.2	72.8	1.0	135.1
Leases	9.1	11.0	0.4	20.5
Total consumer	7,086.8	18,097.3	14,278.9	39,463.0
Mortgages
Mortgages	320.2	1,138.7	6,089.3	7,548.1
Leases	109.8	365.9	1,084.6	1,560.3
Total Mortgages	430.0	1,504.6	7,173.9	9,108.4
Microcredit	225.4	182.4	2.5	410.3
Total domestic portfolio	44,838.4	49,284.2	31,307.6	125,430.2

	At December 31, 2019
		Due from
	Due in one	one to five	Due after
	year or less	years	five years	Total
	(in Ps billions)
Foreign
Commercial
General purpose loans	1,692.1	4,633.0	9,382.1	15,707.2
Working capital loans	5,704.1	1,118.6	191.7	7,014.5
Overdrafts	277.6	7.6	—	285.2
Leases	50.2	480.3	207.7	738.2
Interbank loans and overnight funds	1,462.1	—	—	1,462.1
Total commercial	9,186.2	6,239.5	9,781.6	25,207.3
Consumer
Credit cards	9,594.6	701.1	393.8	10,689.6
Personal loans	176.3	1,665.5	4,706.8	6,548.6
Automobile and vehicle loans	47.2	1,532.7	1,273.6	2,853.5
Overdrafts	53.5	0.2	—	53.7
Leases	2.5	101.5	128.0	232.0
Total consumer	9,874.1	4,001.2	6,502.2	20,377.4
Mortgages	5.7	179.5	10,928.1	11,113.2
Total foreign portfolio	19,065.9	10,420.2	27,211.8	56,697.9
Total loan portfolio	63,904.3	59,704.4	58,519.4	182,128.1

The following table presents our loan portfolio due after one year and within one year or less at December 31, 2019, broken down between fixed and variable rates.

At December 31,
2019
(in Ps billions)
Loans with maturity of one year or less
Variable rate:
Peso-denominated	33,938.5
Foreign currency-denominated	9,108.5
Total	43,047.0
Fixed rate:
Peso-denominated	10,899.8
Foreign currency-denominated	9,957.5
Total	20,857.3
Total loans with maturity of one year or less	63,904.3

Loans with maturity of more than one year
Variable rate:
Peso-denominated	37,968.7
Foreign currency-denominated	36,121.6
Total	74,090.4
Fixed rate:
Peso-denominated	42,623.1
Foreign currency-denominated	1,510.4
Total	44,133.4
Total loans with maturity of more than one year	118,223.8
Total loan portfolio	182,128.1

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

	At December 31,
	2019	%	2018	%	2017	%	2016	%	2015	%
	(in Ps billions, except percentages)
Agricultural	4,563.5	2.5	4,201.5	2.4	3,941.0	2.4	3,734.6	2.4	3,719.7	2.6
Mining products and oil	1,520.4	0.8	1,094.7	0.6	2,377.2	1.4	2,018.2	1.3	2,406.9	1.7
Food, beverage and tobacco	8,941.4	4.9	8,128.8	4.6	8,166.0	4.9	7,273.6	4.7	6,080.9	4.2
Chemical production	5,847.4	3.2	5,614.9	3.2	5,672.3	3.4	5,276.2	3.4	4,929.7	3.4
Other industrial and manufacturing products	5,309.0	2.9	4,859.5	2.7	4,469.4	2.7	4,576.2	2.9	4,311.3	3.0
Government	4,905.7	2.7	3,869.0	2.2	3,579.8	2.2	3,629.8	2.3	3,356.4	2.3
Construction	11,550.0	6.3	11,093.9	6.3	10,313.7	6.2	9,959.5	6.4	9,326.2	6.4
Trade and tourism	2,475.6	1.4	2,353.1	1.3	2,182.4	1.3	2,025.2	1.3	1,712.7	1.2
Transportation and communications	6,504.7	3.6	7,117.1	4.0	7,566.4	4.5	7,814.7	5.0	7,892.4	5.4
Public services	5,470.9	3.0	6,123.4	3.5	5,421.3	3.3	5,160.8	3.3	5,051.5	3.5
Consumer services (1)	84,790.1	46.6	78,976.9	44.6	70,947.9	42.6	66,157.9	42.6	60,374.9	41.5
Commercial services (2)	37,926.0	20.8	41,161.0	23.3	38,788.5	23.3	34,587.3	22.3	34,280.8	23.6
Other	2,323.4	1.3	2,288.0	1.3	2,947.0	1.8	2,946.0	1.9	2,102.6	1.4
Total loan portfolio	182,128.1	100.0	176,881.8	100.0	166,372.8	100.0	155,160.2	100.0	145,546.0	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.
(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect at the relevant dates.

	Loan portfolio by type of loan
	(in Ps billions)
	2019	2018	2017	2016	2015
Domestic
Commercial loans	76,448.4	77,657.1	77,443.4	73,605.1	70,368.2
Commercial loans	75,191.5	72,084.2	72,703.5	71,708.8	67,810.2
Interbank loans and overnight funds	1,256.9	5,572.9	4,739.9	1,896.3	2,557.9
Consumer loans	39,463.0	35,941.5	32,911.6	30,564.5	27,091.6
Microcredit loans	410.3	425.7	409.7	399.4	399.3
Mortgages	9,108.4	7,985.4	6,723.4	5,725.9	4,758.4
Total domestic loan portfolio	125,430.2	122,009.7	117,488.1	110,295.0	102,617.4
Loss allowance for loans and financial lease losses	(6,504.6)	(6,559.1)	(4,912.2)	(3,642.3)	(3,189.7)
Total domestic loan portfolio, net	118,925.6	115,450.6	112,575.9	106,652.7	99,427.7
Foreign
Commercial loans	25,207.3	24,751.9	21,985.5	19,544.1	19,130.0
Commercial loans	23,745.2	22,689.5	19,446.3	17,870.7	17,602.9
Repo and interbank	1,462.1	2,062.3	2,539.2	1,673.3	1,527.1
Consumer loans	20,377.4	19,513.5	17,471.4	16,363.5	15,139.0
Mortgages	11,113.2	10,606.8	9,427.9	8,957.6	8,659.7
Total foreign loan portfolio	56,697.9	54,872.1	48,884.8	44,865.2	42,928.6
Loss allowance for loans and financial lease losses	(1,681.2)	(1,637.1)	(706.3)	(619.0)	(528.6)

	Loan portfolio by type of loan
	(in Ps billions)
	2019	2018	2017	2016	2015
Total foreign loan portfolio, net	55,016.7	53,235.0	48,178.5	44,246.0	42,400.0
Total loan portfolio, net	173,942.3	168,685.6	160,754.3	150,898.7	141,827.6

Risk categories

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

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following tables present the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
	2019	%	2018	%	2017	%	2016	%	2015	%
	(in Ps billions, except percentages)
“A” Normal risk	165,091.9	90.6%	159,863.1	90.4%	152,434.7	91.6%	144,464.6	93.1%	136,445.6	93.7%
“B” Acceptable risk, above normal	4,963.7	2.7%	5,029.6	2.8%	4,283.7	2.6%	3,939.0	2.5%	3,054.9	2.1%
“C” Appreciable risk	4,915.6	2.7%	5,528.6	3.1%	4,695.5	2.8%	3,438.6	2.2%	3,393.2	2.3%
“D” Significant risk	3,860.1	2.1%	3,519.5	2.0%	3,273.2	2.0%	2,177.0	1.4%	1,662.2	1.1%
“E” Risk of non-recoverability	3,296.7	1.8%	2,941.1	1.7%	1,685.8	1.0%	1,141.0	0.7%	990.1	0.7%
Total loan portfolio	182,128.1	100.0%	176,881.8	100.0%	166,372.8	100.0%	155,160.2	100.0%	145,546.0	100.0%
Loan portfolio classified as “C”, “D” and “E” as a percentage of total loan portfolio		6.6%		6.8%		5.8%		4.4%		4.2%

Past due loans classified more than 30 and 90 days past due

The following table presents our more than 30-day past due loans (from 31 days past due to 90 days past due) and our 90-day past due loans (more than 90 days past due).

	Past due loans
	2019	2018	2017	2016	2015
	(in Ps billions)
Domestic > 31 and < 91 days past due loans
Commercial loans	277.4	328.4	309.9	258.5	346.2
Consumer loans	695.3	722.9	772.5	646.2	502.0
Microcredit loans	18.5	18.0	18.2	19.1	16.7
Mortgages	164.9	158.9	139.7	93.7	75.9
Total Domestic > 31 and < 91 days past due loans	1,156.1	1,228.2	1,240.4	1,017.5	940.9
Domestic > 91 days past due loans
Commercial loans	3,393.6	3,078.5	2,500.0	1,483.8	1,139.9
Consumer loans	1,223.8	1,122.7	1,095.4	790.8	636.6
Microcredit loans	55.8	52.4	43.6	37.4	28.6
Mortgages	281.6	228.7	190.7	144.1	119.0
Total Domestic >91 days past due loans	4,954.7	4,482.3	3,829.7	2,456.1	1,924.2
Total domestic past due loans > 31 days	6,110.8	5,710.5	5,070.1	3,473.6	2,865.1

Foreign > 31 and < 91 days past due loans
Commercial loans	86.9	110.3	35.2	49.3	44.8
Consumer loans	528.5	477.8	395.1	343.2	316.0
Mortgages	214.1	190.4	142.7	111.7	104.6
Total Foreign > 31 and < 91 days past due loans	829.5	778.5	573.0	504.2	465.4
Foreign > 91 days past due loans
Commercial loans	143.8	161.8	108.3	113.7	100.5
Consumer loans	424.8	355.0	301.1	285.0	228.0
Mortgages	318.5	189.4	143.0	107.2	101.7
Total Foreign > 91 days past due loans	887.1	706.2	552.3	505.9	430.2
Total foreign past due loans > 31 days	1,716.6	1,484.7	1,125.3	1,010.1	895.6
Total past due loans > 31 days	7,827.5	7,195.2	6,195.3	4,483.7	3,760.6

Past due loans classification secured and unsecured

The following table presents information with respect to our secured and unsecured loan portfolio by past due days.

	At December 31,
	2019	%	2018	%	2017	%	2016	%	2015	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	1,381.7	0.8	906.0	0.5	751.4	0.5	725.6	0.5	386.2	0.3
Consumer	367.6	0.2	445.1	0.3	401.4	0.2	483.9	0.3	196.4	0.1
Microcredit	17.9	0.0	16.8	0.0	16.3	—	18.4	—	9.9	—
Mortgages	705.1	0.4	595.7	0.4	485.3	0.3	337.4	0.2	287.9	0.2
Total 31 to 360 days	2,472.3	1.4	1,963.6	1.2	1,654.4	1.0	1,565.3	1.0	880.4	0.6
Total past due more than 360 days	1,149.2	0.7	797.9	0.5	654.5	0.4	705.5	0.5	329.1	0.2
Total current and past due 1 to 30 days	75,651.7	43.5	76,756.7	45.5	70,088.6	43.6	64,220.0	42.6	58,169.0	41.0
Total secured loan portfolio	79,273.2	45.6	79,518.2	47.1	72,397.5	45.0	66,490.9	44.1	59,378.5	41.9
Unsecured (1)
Past due 31 to 360 days
Commercial	638.7	0.4	578.1	0.3	1,055.0	0.7	266.2	0.2	537.1	0.4
Consumer	2,113.4	1.2	1,953.6	1.2	1,954.0	1.2	1,407.2	0.9	1,332.1	0.9
Microcredit	36.5	0.0	37.3	0.0	36.4	—	19.7	—	19.9	—
Mortgages	0.1	—	—	—	—	—	—	—	—	—
Total 31 to 360 days	2,788.8	1.6	2,569.0	1.5	3,045.4	1.9	1,693.1	1.1	1,889.1	1.3
Total past due more than 360 days	1,417.2	0.8	1,864.7	1.1	841.2	0.5	519.7	0.3	662.0	0.5
Total current and past due 1 to 30 days	98,649.0	56.7	92,929.9	55.1	90,088.8	56.0	86,456.4	57.3	83,616.4	59.0
Total unsecured loan portfolio	102,854.9	59.1	97,363.6	57.7	93,975.4	58.5	88,669.3	58.8	86,167.5	60.8
Total loan portfolio, gross	182,128.1	104.7	176,881.8	104.9	166,372.9	103.5	155,160.2	102.8	145,546.0	102.6
Loss allowance	(8,185.8)	(4.7)	(8,196.2)	(4.9)	(5,618.5)	(3.5)	(4,261.4)	(2.8)	(3,718.3)	(2.6)
Total loan portfolio, net	173,942.3	100.0	168,685.6	100.0	160,754.4	100.0	150,898.7	100.0	141,827.7	100.0

(1)	Includes loans with personal guarantees.

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

	At and for the year ended December 31, 2019
			Interest income
			included in net
		Gross interest	income for the
	Amount of loans	income	period
	(in Ps billions)
Domestic	2,651.2	263.5	189.1
Foreign	1,739.9	187.8	184.4
Total troubled debt restructured loan portfolio	4,391.2	451.3	373.5

The following table presents a summary of our troubled debt restructured loan portfolio, classified into domestic and foreign loans.

	At December 31,
	2019	2018	2017	2016	2015
	(in Ps billions)
Domestic	2,651.2	2,693.0	2,674.6	3,179.9	2,252.7
Foreign	1,739.9	1,275.6	643.8	526.7	480.7
Total troubled debt restructured loan portfolio (1)	4,391.2	3,968.6	3,318.4	3,706.6	2,733.4

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Loss allowance for loans

We record loss allowance for loans in accordance with IFRS. For further information regarding the regulation and methodologies for the calculation of such allowances, see Note 4.1 to our audited consolidated financial statements.

The following table presents the changes in the loss allowance for loans and financial leases during the periods indicated.

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in Ps billions)
Balance at beginning of period	8,196.2	5,618.5	4,261.4	3,718.3	3,157.8
IFRS 9 adoption (1)	—	1,163.0	—	—	—
Charge-offs
Domestic	(3,546.0)	(2,227.8)	(1,872.1)	(1,702.4)	(1,114.8)
Foreign	(1,170.8)	(921.2)	(811.5)	(652.5)	(521.6)
Loss allowance on loans and accounts receivable
Domestic	4,125.2	4,028.4	4,675.8	4,207.8	3,269.7
Foreign	1,515.7	1,116.7	921.1	776.7	517.7

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in Ps billions)
Reversals of impairment losses on loans and accounts receivable	(1,468.3)	(1,041.5)	(1,534.9)	(2,051.7)	(1,716.3)
Effect of difference in exchange rate	29.4	75.7	3.3	(34.8)	125.8
Sale portfolio	—	—	(24.5)	—	—
Entity deconsolidation	—	2.4	—	—	—
Unwind of discount (2)	504.4	382.0	—	—	—
Balance at end of year total	8,185.8	8,196.2	5,618.5	4,261.4	3,718.3

(1)    Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C).

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance).

Recoveries of charged-off loans are presented in the statement of income in the line item “recovery of charged-off financial assets” and are not included in impairment loss on loans and other accounts receivable.

The following table presents the allocation of our loss allowance for loans by category of loan.

	At December 31,
	2019	2018	2017	2016	2015
	(in Ps billions)
Domestic
Commercial	3,822.6	4,030.9	2,771.0	1,907.8	1,754.7
Consumer	2,398.9	2,310.8	1,950.9	1,557.7	1,296.4
Microcredit	89.8	88.2	74.2	63.1	49.2
Mortgages	193.2	187.6	116.1	113.6	89.4
Total domestic	6,504.6	6,617.5	4,912.2	3,642.3	3,189.7
Foreign
Commercial	366.8	326.9	157.4	120.6	119.8
Consumer	1,156.1	1,138.1	511.0	468.6	385.4
Mortgages	158.3	113.7	37.8	30.0	23.4
Total foreign	1,681.2	1,578.7	706.3	619.2	528.6
Total loss allowance for loans	8,185.8	8,196.2	5,618.5	4,261.4	3,718.3

The following table presents the allocation of our loss allowance for loans by type of loan.

	At December 31,
	2019	%	2018	%	2017	%	2016	%	2015	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	2,858.2	34.9	3,133.8	38.2	2,170.4	38.6	1,388.3	32.6	1,199.5	32.3
Loans funded by development banks	88.6	1.1	80.8	1.0	60.3	1.1	53.3	1.3	72.6	2.0
Working capital loans	355.0	4.3	323.5	3.9	214.3	3.8	207.0	4.9	234.4	6.3
Credit cards	56.6	0.7	65.5	0.8	52.2	0.9	38.3	0.9	40.2	1.1
Overdrafts	22.4	0.3	17.8	0.2	11.3	0.2	11.2	0.3	14.4	0.4
Leases	441.7	5.4	409.6	5.0	262.5	4.7	209.7	4.9	193.7	5.2
Total commercial	3,822.6	46.7	4,030.9	49.2	2,771.0	49.3	1,907.8	44.8	1,754.7	47.2
Consumer
Credit cards	471.4	5.8	519.3	6.3	444.7	7.9	351.4	8.2	297.8	8.0
Personal loans	1,713.1	20.9	1,530.8	18.7	1,266.4	22.5	1,025.7	24.1	855.8	23.0
Automobile and vehicle loans	200.7	2.5	242.8	3.0	220.8	3.9	165.6	3.9	126.4	3.4
Overdrafts	5.4	0.1	6.9	0.1	5.4	0.1	3.5	0.1	5.5	0.1
Loans funded by development banks	0.0	0.0	—	—	—	—	—	—	—	—
General purpose loans	6.8	0.1	7.3	0.1	9.7	0.2	8.8	0.2	8.5	0.2

	At December 31,
	2019	%	2018	%	2017	%	2016	%	2015	%
	(in Ps billions, except percentages)
Leases	1.5	0.0	3.7	0.0	3.9	0.1	2.6	0.1	2.3	0.1
Total consumer	2,398.9	29.3	2,310.8	28.2	1,950.9	34.7	1,557.7	36.6	1,296.4	34.9
Mortgages
Mortgages	147.9	1.8	143.5	1.8	93.1	1.7	94.1	2.2	70.6	1.9
Leases	45.3	0.6	44.0	0.5	23.1	0.4	19.5	0.5	18.8	0.5
Total mortgages	193.2	2.4	187.6	2.3	116.1	2.1	113.6	2.7	89.4	2.4
Microcredits	89.8	1.1	88.2	1.1	74.2	1.3	63.1	1.5	49.2	1.3
Total domestic	6,504.6	79.5	6,617.5	80.7	4,912.2	87.4	3,642.3	85.5	3,189.7	85.8
Foreign
Commercial
General purpose loans	307.1	3.8	242.3	3.0	115.9	2.1	87.6	2.1	86.0	2.3
Working capital loans	49.3	0.6	69.7	0.8	30.8	0.5	27.0	0.6	25.9	0.7
Overdrafts	2.0	0.0	4.2	0.1	4.1	0.1	2.3	0.1	4.0	0.1
Leases	8.4	0.1	10.8	0.1	6.6	0.1	3.7	0.1	3.8	0.1
Total commercial	366.8	4.5	326.9	4.0	157.4	2.8	120.6	2.8	119.8	3.2
Consumer
Credit cards	802.0	9.8	787.5	9.6	354.4	6.3	315.9	7.4	262.5	7.1
Personal loans	301.5	3.7	304.8	3.7	137.1	2.4	136.8	3.2	110.8	3.0
Automobile and vehicle loans	41.8	0.5	37.7	0.5	12.8	0.2	8.5	0.2	7.5	0.2
Overdrafts	5.8	0.1	5.2	0.1	5.5	0.1	6.5	0.2	4.1	0.1
Leases	4.9	0.1	2.9	0.0	1.2	—	0.8	—	0.5	—
Total consumer	1,156.1	14.1	1,138.1	13.9	511.0	9.1	468.6	11.0	385.4	10.4
Mortgages	158.3	1.9	113.7	1.4	37.8	0.7	30.0	0.7	23.4	0.6
Total foreign	1,681.2	20.5	1,578.7	19.3	706.3	12.6	619.2	14.5	528.6	14.2
Total loss allowance for loan and leases	8,185.8	100.0	8,196.2	100.0	5,618.5	100.0	4,261.4	100.0	3,718.3	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the years indicated.

	2019	2018	2017	2016	2015
	(in Ps billions)
Domestic
Commercial
General purpose loans	1,515.7	296.1	238.9	358.6	97.1
Loans funded by development banks	31.3	9.8	11.5	25.8	8.8
Working capital loans	111.6	31.8	78.0	47.1	23.6
Credit cards	31.3	29.2	23.3	34.7	14.4
Overdrafts	5.0	1.7	3.4	6.1	3.0
Leases	100.0	88.8	44.0	52.1	82.2
Total commercial	1,794.9	457.5	399.1	524.5	229.1
Consumer
Credit cards	449.2	474.3	419.1	310.5	247.4
Personal loans	1,075.3	1,103.8	904.2	753.0	280.2
Automobile and vehicle loans	141.5	127.7	76.9	61.0	48.3
Overdrafts	3.2	2.6	2.2	6.3	4.0
Loans funded by development banks	—	—	—	—	—
General purpose loans	7.2	10.6	11.6	9.3	269.8
Leases	5.3	0.8	0.4	0.8	0.6
Total consumer	1,681.8	1,719.8	1,414.4	1,140.9	850.3
Mortgages
Mortgages	10.2	7.5	15.2	0.6	0.4
Leases	5.4	3.4	0.7	0.3	1.9
Total mortgages	15.6	10.9	15.8	0.9	2.3
Microcredits	53.8	39.7	42.8	36.2	33.1
Total domestic	3,546.0	2,227.8	1,872.1	1,702.4	1,114.8
Foreign
Commercial
General purpose loans	72.3	43.7	29.6	17.2	32.7
Working capital loans	32.4	23.4	17.4	9.3	16.2
Overdrafts	1.4	1.6	0.3	1.2	2.8
Leases	3.3	3.1	0.6	—	—
Total commercial	109.3	71.8	47.8	27.7	51.7
Consumer
Credit cards	695.6	548.3	498.5	402.2	366.4

	2019	2018	2017	2016	2015
	(in Ps billions)
Personal loans	244.1	215.6	221.3	189.2	68.3
Automobile and vehicle loans	37.4	28.6	15.9	11.9	7.4
Overdrafts	14.9	15.5	14.9	13.7	12.9
Leases	7.3	2.6	1.2	0.4	1.2
Total consumer	999.2	810.6	751.8	617.4	456.2
Mortgages	62.2	38.7	12.0	7.5	13.7
Total foreign	1,170.8	921.2	811.5	652.5	521.6
Total charge-offs	4,716.8	3,149.0	2,683.6	2,355.0	1,636.4

The ratio of charge-offs to average outstanding loans for the periods indicated were as follows.

	Year ended December 31,
	2019	2018	2017
	(in percentages)
Ratio of charge-offs to average outstanding loans	2.6%	1.9%	1.7%

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

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments at December 31, 2019, 2018 and 2017. See “—Loan portfolio” above for a description of cross-border outstanding loans by type of foreign borrower.

	At December 31,
	2019	2018	2017
	(in Ps billions)
Loans
Commercial
Costa Rica	5,485.6	4,891.2	4,068.9
El Salvador	6,055.4	2,050.5	1,609.0
Guatemala	3,548.1	5,516.8	4,640.9
Honduras	2,334.4	3,191.7	2,540.9
Nicaragua	1,609.9	1,953.0	2,220.3
Panamá	6,173.9	7,148.6	6,905.5
Total Commercial	25,207.3	24,751.9	21,985.5

	At December 31,
	2019	2018	2017
	(in Ps billions)
Consumer
Costa Rica	1,912.4	2,113.0	2,138.8
El Salvador	1,122.7	1,466.8	1,252.6
Guatemala	759.8	1,095.0	965.8
Honduras	1,527.0	677.5	554.9
Nicaragua	477.8	721.2	886.8
Panamá	3,888.1	3,725.8	3,289.4
Total Consumer	9,687.8	9,799.4	9,088.3
Mortgages
Costa Rica	4,525.9	4,343.2	3,868.5
El Salvador	1,805.6	969.7	897.4
Guatemala	965.0	1,617.3	1,365.2
Honduras	978.4	857.8	740.1
Nicaragua	393.5	436.9	403.2
Panamá	2,444.9	2,381.7	2,153.5
Total Mortgages	11,113.2	10,606.8	9,427.9
Credit Cards
Costa Rica	3,707.9	3,303.1	2,903.2
El Salvador	1,758.5	1,170.4	1,015.3
Guatemala	1,562.9	1,498.6	1,299.0
Honduras	1,251.9	1,407.5	1,181.5
Nicaragua	396.1	441.9	420.2
Panamá	2,012.3	1,892.8	1,563.8
Mexico	—	—	—
Total Credit Cards	10,689.6	9,714.2	8,383.0
Total per country
Costa Rica	15,631.8	14,650.6	12,979.4
El Salvador	10,742.2	5,657.4	4,774.3
Guatemala	6,835.8	9,727.7	8,270.9
Honduras	6,091.7	6,134.5	5,017.4
Nicaragua	2,877.3	3,553.0	3,930.5
Panamá	14,519.2	15,149.0	13,912.2
Mexico	—	—	—
Total loans	56,697.9	54,872.1	48,884.8
Investments
Barbados	4.5	—	—
Brazil	354.0	424.3	698.6
Chile	146.1	150.2	223.6
Costa Rica	3,006.7	1,674.1	1,401.8
El Salvador	274.3	40.9	79.8
Guatemala	1,311.7	999.5	964.2
Honduras	621.3	586.3	531.2
Mexico	74.6	13.8	24.7
Netherlands	—	—	31.8
Nicaragua	79.3	64.9	148.8
Panama	1,211.7	813.7	1,052.7
Peru	192.8	352.8	331.9
Puerto Rico	—	—	23.8
Switzerland	—	—	16.6
United States of America	1,883.4	2,412.6	1,801.9
BAC San José Liquid Fund (BAC San José Fondo Líquido – Riesgo País Mixto)	—	3.8	15.5
Multilateral – Bladex (Foreign Trade Bank of Latin America)	89.5	87.5	73.1
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	—	31.2	31.8
Multilateral – Central American Bank for Economic Integration	6.6	—	—
Total investments	9,256.6	7,655.5	7,451.8

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at December 31, 2019, 2018 and 2017.

	At December 31,
	2019	2018	2017
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	9,657.8	8,155.6	7,874.3
Time deposits	47,245.3	43,374.0	42,636.9
Savings deposits	48,423.0	47,584.3	47,254.0
Total	105,326.1	99,113.9	97,765.2
Non-interest-bearing deposits:
Checking accounts	13,656.0	14,285.8	12,502.2
Other deposits (1)	229.6	302.8	219.4
Total	13,885.6	14,588.6	12,721.6
Total domestic deposits	119,211.7	113,702.5	110,486.8
Foreign
Interest-bearing customer deposits:
Checking accounts	15,979.1	14,222.1	12,722.2
Time deposits	25,979.9	23,479.0	19,979.3
Savings deposits	10,929.8	9,637.1	8,524.7
Total	52,888.7	47,338.2	41,226.2
Non-interest-bearing customer deposits:
Checking accounts	3,156.8	3,039.4	2,918.8
Other deposits (1)	234.2	279.3	253.4
Total	3,391.0	3,318.7	3,172.2
Total foreign customer deposits	56,279.7	50,656.9	44,398.4
Total customer deposits	175,491.4	164,359.5	154,885.2

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following table presents time deposits, by amount and maturity at December 31, 2019.

	At December 31, 2019
	Peso-	Foreign currency-
	denominated	denominated	Total
	(in Ps billions)
Domestic
Up to 3 months (> USD 100,000)	5,243.1	7,319.6	12,562.7
From 3 to 6 months (> USD 100,000)	3,803.4	1,302.9	5,106.2
From 6 to 12 months (> USD 100,000)	8,473.6	1,248.5	9,722.1
More than 12 months (> USD 100,000)	14,841.5	232.7	15,074.2
Time deposits less than U.S.$100,000 (1)	4,596.3	183.9	4,780.1
Total domestic	36,957.8	10,287.5	47,245.3

Foreign	—	25,979.9	25,979.9
Total	36,957.8	36,267.4	73,225.2

(1)	U.S.$100,000 is the equivalent of Ps 327,714,000 (translated at the representative market rate of Ps 3,277.14 to U.S.$1.00 at December 31, 2019).

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At December 31,
	2019	2018	2017
	(in percentages)
ROAA: Return on average assets(1)	2.0	2.2	1.4
ROAE: Return on average equity attributable to owners of the parent(2)	16.4	17.8	12.6
Period-end equity as a percentage of period-end total assets	12.0	11.4	10.9
Dividend payout ratio(3)	44.1	45.9	54.5

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(2)	For methodology used to calculate ROAE, see note (3) to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data”.
(3)

Dividend payout ratio is calculated as dividend declared divided by net income upon which the dividend was declared. Since March 2017, the Company declares dividends on an annual basis (for the twelve-month period between January 1 and December 31 of the previous year). We do not declare dividends on a quarterly basis.

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At and for the years ended
	2019		2018		2017
		Nominal		Nominal		Nominal
		weighted		weighted		weighted
		average		average		average
	Amount	rate	Amount	rate	Amount	rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	9,240.5	—	6,814.1	—	4,970.4	—
Average during period	7,898.2	4.8%	6,916.0	3.8%	6,751.3	4.3%
Maximum amount of borrowing at any month-end	10,903.3	—	9,686.6	—	8,823.3	—
Interest paid during the period	380.9	—	266.1	—	287.4	—

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

Pursuant to the Colombian Constitution, the Colombian Central Bank is autonomous and independent from the government in the formulation of monetary policy and currency exchange and credit policies. Specifically, the Constitution provides administrative, technical, budgetary and legal autonomy for the Colombian Central Bank and its Board of Directors with respect to monetary, credit and foreign exchange matters. The Colombian Central Bank reports to the Colombian Congress. Its Board of Directors has seven members: one member is the Minister of Finance and Public Credit, one member is the General Manager of the Colombian Central Bank, and the other five members, who are full-time employees, are appointed two at a time by the President of Colombia for four-year terms that can be extended.

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

According to Decree 2555 of 2010 and External Circular 100 of 1995 (“Basic Accounting and Financial Circular”) as amended, and in order to facilitate the Superintendency of Finance’s supervision, financial institutions are required to consolidate the results of operations of all of their subsidiaries in order to present consolidated financial statements of the controlling entity and its subsidiaries, consolidated solvency ratios and capital adequacy requirements of the group.

The Superintendency of Finance may also conduct onsite inspections of Colombian financial institutions, financial holdings and even their subsidiaries located abroad, in the latter case, subject to the applicable laws of the subsidiary’s country of incorporation.

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

As a financial holding and an issuer of securities traded on the Colombian Stock Exchange, Grupo Aval is subject to the inspection and surveillance of the Superintendency of Finance. Additionally, Grupo Aval’s financial and stock brokerage subsidiaries located in Colombia (including banks, merchant banks, financing companies, trust companies, managers of pensions and severance payment funds, bonded warehouses and stock brokerage firms) are each subject to the regulatory supervision of the Superintendency of Finance. The level of supervision and regulation is different, though, taking into account that Grupo Aval is not a financial institution. Since February 6, 2019, Grupo Aval became subject to the supervision and regulation of the Superintendency of Finance as the financial holding of the Aval Financial Conglomerate and is required to comply with capital adequacy and additional regulations applicable to financial conglomerates. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation.—Regulatory framework for Colombian Financial Conglomerates”.

Fondo de Garantías de Instituciones Financieras

The Fondo de Garantías de Instituciones Financieras (“FOGAFIN”) was created pursuant to Law 117 of 1985. The primary function of FOGAFIN is to administer the deposit insurance system, with the objective of guaranteeing the deposits and savings held by the general public in Colombian financial institutions. See “—Troubled Financial Institutions—Deposit Insurance”. The other primary purposes for which FOGAFIN was formed were to support the banking industry, to facilitate the privatization of financial institutions by the Colombian government, and to liquidate financial institutions under receivership.

FOGAFIN has tools and mechanisms that enable it to administer and temporarily take equity stakes in troubled financial institutions in order to allow it to determine whether a financial institution is viable or requires liquidation.

Securities Market Self-Regulatory Organization

Self-regulation in the capital markets was formally introduced in Colombia by Law 964 of 2005, and the securities market self-regulatory organization (Autoregulador del Mercado de Valores de Colombia), or “SRO”, was created on June 12, 2006.

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

This law defines a financial conglomerate as a set of two or more local or foreign financial entities with a common controller requiring that at least one of these entities conduct financial activities in Colombia. Law 1870 also establishes the criteria for identifying the holding company of each financial conglomerate. Accordingly, any legal person or investment vehicle that exerts the first level of control or significant influence over the members of the financial conglomerate will be identified as the holding company. The Superintendency of Finance is in charge of identifying each financial conglomerate and its respective holding company.

As a result of Law 1870 of 2017, which became effective February 6, 2019, holding companies, such as Grupo Aval, became subject to the supervision of the Superintendency of Finance and are required to comply with this law. Law 1870 also granted the Colombian government (Ministry of Finance) the authority to enact regulations regarding:

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

•

Decree 774, issued on May 8, 2018, established capital adequacy levels applicable to financial conglomerates as a whole, considering the activities conducted by the entities that compose the conglomerate and the risks to which they are exposed. In terms of capital adequacy, this Decree requires that the technical capital (as defined therein) of financial conglomerates shall not fall below adequate capital (as defined therein). This decree came into force on November 8, 2019.

•

Decree 1486, issued on August 6, 2018, which established obligations for members of a financial conglomerate, with respect to: (i) identifying the entities and individuals that need to be considered as related parties to the financial conglomerate (vinculados), (ii) policies regarding identification, disclosure, management and control of conflicts of interests, and (iii) policies and limits of exposure and concentration of risks for operations between entities of the conglomerate and between these and their related entities or individuals (vinculados). This Decree came into force on February 6, 2020.

See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business”.

Decree 774 of 2018, established the following criteria for the calculation of the capital adequacy applicable to financial conglomerates:

•	Technical capital should not be lower than adequate capital.
•	The financial holding is responsible for the compliance of the capital adequacy applicable to the financial conglomerate.
•

In order to determine the adequate and technical capital applicable to a financial conglomerate, financial holdings shall select a calculation basis using: (i) consolidated information, (ii) separate information, or (iii) a combination of consolidated and separate information. For these purposes, Grupo Aval selected a combination of consolidated and separate information.

See “Item 11. Quantitative and Qualitative Disclosures About Risk”.

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

The main role of banks, merchant banks and financing companies is to receive deposits. Banks place funds back into circulation by means of loans or any active credit operation; merchant banks place funds into circulation by means of active credit operations or investments, with the purpose of promoting the creation or expansion of enterprises; and financing companies place funds back into circulation by means of active credit operations, with the purpose of fostering the sale of consumer goods and services, including leasing operations.

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

Law 795 of 2003 was enacted with the purpose of broadening the scope of activities to be performed by financial institutions and to update Colombian regulations with the latest principles of the Basel Committee at that time. Law 795 of 2003 also increased the minimum capital requirements needed to incorporate a financial institution and authorized the Superintendency of Finance to take precautionary measures with respect to financial institutions whose capital falls below certain thresholds. For example, in order to avoid a temporary taking of possession by the Superintendency of Finance, troubled financial institutions must submit a restructuring program to the Superintendency of Finance.

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

In order to implement and enforce the provisions related to Colombia’s financial system, the Superintendency of Finance has issued periodic circulars and resolutions. The External Circular 029 of 2014, known as the Basic Legal Circular, as amended, consolidates all of the rules and regulations applicable to financial institutions, including rules and regulations relating to the management, operations, investments, lending activities and money-laundering prevention activities of financial institutions. The External Circular 100 of 1995, known as the Basic Accounting and Financial Circular, consolidates all of the regulations applicable to the accounting and financial rules of financial institutions. Furthermore, the Basic Accounting and Financial Circular regulates the assessment of credit institutions’ investments, risk management, financial statements, information disclosure and inter-banking credits.

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

Capital Adequacy Requirements

Decree 2555 of 2010 (as modified by Decree 1771 of 2012, Decree 1648 of 2014, Decree 2392 of 2015, Decrees 1477 of 2018 and 1421 of 2019) sets forth capital adequacy requirements for Colombian credit institutions. Since August 1, 2013, technical capital for Colombian credit institutions consists of the sum of basic capital (patrimonio básico) or primary capital (Tier I), and secondary capital (patrimonio adicional) or secondary capital (Tier II). In addition, primary capital (Tier I) consist of the sum of ordinary basic capital (patrimonio básico ordinario) and additional basic capital (patrimonio básico adicional). Tier I and Tier II, as defined herein, may differ to the manner in which those terms are used in other jurisdictions.

The total solvency ratio is defined as the value of the technical capital calculated in the terms of the Decree 2555 of 2010, divided by risk-weighted assets by level of credit and market risk. Credit institutions technical capital must be at least 9.0% of that institution’s total risk-weighted assets and must also comply with a measure of “core solvency” for Tier I, which requires higher-quality capital set at a minimum of 4.5% of total risk-weighted assets.

Pursuant to Decree 2555 of 2010 (as amended), the Superintendency of Finance must grant prior approval of the eligibility of a debt, equity or hybrid instrument in order to be classified as Tier I, Additional Tier I or Tier II.

The Decrees 1477 of 2018 and 1421 of 2019 introduced Basel III principles to estimate adequate capital in credit establishments. The main changes contained in these Decrees, which will come into effect on January 1, 2021, are as follows:

•

Total solvency ratio is defined as the value of the technical capital (CET1, AT1 and T2) calculated under the terms of the Decree 1477 of 2018 and the Decree 1421 of 2019, divided by risk-weighted assets by level of credit, market and operational risk, at a minimum of 9%;

•	A minimum Core Equity Tier 1 (CET1) of 4.5%;
•	A minimum Core Tier 1 plus Additional Tier 1 (AT1) of 6%;
•	A capital conservation buffer of 1.5% consisting of CET1;
•	A systemic risk buffer of 1.0% for systemically important financial institutions (SIFIS) consisting of CET1; and
•	Includes an operational risk component in risk weighted assets;
•	In addition, these Decrees established a maximum leverage ratio of 3%.

The following chart presents the statutory transition period as set forth in the Decrees 1477 of 2018 and 1421 of 2019 (we refer to (E) as expected):

(1)	Requires highest quality of capital.
(2)	Will only apply to SIFIs as defined by the Superintendency of Finance.

The Circular Letter 088 of December of 2019 issued by the Superintendency of Finance (SFC), published the list of SIFIs for the year 2020, which only included Banco of Bogotá among our Colombian banking subsidiaries, in accordance with the methodology defined for the identification of entities with systemic importance (External Circular 030 of 2019 issued by the same Superintendency).

The following tables set forth the consolidated capital adequacy information, in compliance with the Superintendency of Finance’s guidelines, for each of our Colombian banking subsidiaries and Corficolombiana at December 31, 2019 and 2018. Each of our subsidiaries subject to capital adequacy requirements presents technical capital levels above the minimum regulatory capital adequacy requirements established in their respective jurisdictions.

Banco de Bogotá

	At December 31,
	2019	2018
	(in Ps billions)
Subscribed capital	3	3
Reserves and retained earnings	15,966	14,783
Non-controlling interests	—	—
Unconsolidated financial sector investments	(3,799)	(3,656)

Plus/minus others:
Goodwill and other intangibles	(2,941)	(2,871)
Foreign currency translation adjustments	3,979	3,741
Others	(126)	(345)
Primary capital (Tier I)	13,083	11,656
Reserves and retained earnings	792	848
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	110	(85)
Unrealized gains on equity securities available for sale(1)	—	—
Subordinated bonds	4,482	5,275

Minus:
Unrealized losses on equity securities available for sale(1)	—	—
Plus/minus others	42	37
Secondary capital (Tier II)	5,426	6,075
Technical capital	18,509	17,731
Risk-weighted assets	129,836	120,604
Value at risk	1,280	925
Regulatory value at risk(2)	14,223	10,275
Risk-weighted assets including regulatory value at risk	144,059	130,879
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	9.1%	8.9%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	3.8%	4.6%
Solvency ratio(3)	12.8%	13.5%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital Adequacy Requirements”.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk.

Banco de Occidente

	At December 31,
	2019	2018
	(in Ps billions)
Subscribed capital	5	5
Reserves and retained earnings	3,616	3,521
Non-controlling interests	10	9
Unconsolidated financial sector investments	(177)	(158)

Plus/minus others:
Goodwill and other intangibles	(240)	(183)
Foreign currency translation adjustments	(2)	(2)
Others	(11)	(24)
Primary capital (Tier I)	3,202	3,167
Reserves and retained earnings	—	—
Non-controlling interests	8	4
Unrealized gains/losses on debt securities available for sale(1)	20	15
Unrealized gains on equity securities available for sale(1)	18	14
Subordinated bonds	646	733

Minus:
Unrealized losses on equity securities available for sale(1)	(2)	(30)
Plus/minus others	16	14
Secondary capital (Tier II)	706	750
Technical capital	3,908	3,917
Risk-weighted assets	31,807	29,405
Value at risk	126	158
Regulatory value at risk(2)	1,401	1,755
Risk-weighted assets including regulatory value at risk	33,209	31,160
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	9.6%	10.2%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.1%	2.4%
Solvency ratio(3)	11.8%	12.6%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital Adequacy Requirements”.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk.

Banco Popular

	At December 31,
	2019	2018
	(in Ps billions)
Subscribed capital	77	77
Reserves and retained earnings	2,262	1,979
Non-controlling interests	31	33
Unconsolidated financial sector investments	(243)	(243)

Plus/minus others:
Goodwill and other intangibles	(166)	(134)
Foreign currency translation adjustments	—	—
Others	(63)	(64)
Primary capital (Tier I)	1,898	1,648
Reserves and retained earnings	205	234
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	23	9
Unrealized gains on equity securities available for sale(1)	16	9
Subordinated bonds	243	270

Minus:
Unrealized losses on equity securities available for sale(1)	(0)	(0)
Plus/minus others	—	—
Secondary capital (Tier II)	486	522
Technical capital	2,384	2,170
Risk-weighted assets	21,015	19,624
Value at risk	128	163
Regulatory value at risk(2)	1,426	1,810
Risk-weighted assets including regulatory value at risk	22,441	21,434
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.5%	7.7%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.2%	2.4%
Solvency ratio(3)	10.6%	10.1%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital Adequacy Requirements”.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk.

Banco AV Villas

	At December 31,
	2019	2018
	(in Ps billions)
Subscribed capital	22	22
Reserves and retained earnings	1,169	1,104
Non-controlling interests	—	—
Unconsolidated financial sector investments	(22)	(20)

Plus/minus others:
Goodwill and other intangibles	—	—
Foreign currency translation adjustments	—	—
Others	6	—
Primary capital (Tier I)	1,175	1,107
Reserves and retained earnings	95	48
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	(0)	(0)
Unrealized gains on equity securities available for sale(1)	—	—
Subordinated bonds	—	—

Minus:
Unrealized losses on equity securities available for sale(1)	—	—
Plus/minus others	24	22
Secondary capital (Tier II)	119	70
Technical capital	1,294	1,176
Risk-weighted assets	11,488	10,759
Value at risk	58	38
Regulatory value at risk(2)	645	421
Risk-weighted assets including regulatory value at risk	12,133	11,181
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	9.7%	9.9%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.0%	0.6%
Solvency ratio(3)	10.7%	10.5%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital Adequacy Requirements”.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk.

Corficolombiana

	At December 31,
	2019	2018
	(in Ps billions)
Subscribed capital	3	3
Reserves and retained earnings	4,277	3,883
Non-controlling interests	1	1
Unconsolidated financial sector investments	(38)	(39)

Plus/minus others:
Goodwill and other intangibles	(9)	—
Foreign currency translation adjustments	—	—
Others	(472)	(466)
Primary capital (Tier I)	3,761	3,382
Reserves and retained earnings	—	—
Non-controlling interests	—	—
Unrealized gains/losses on debt securities available for sale(1)	9	(16)
Unrealized gains on equity securities available for sale(1)	542	399
Subordinated bonds	—	—

Minus:
Unrealized losses on equity securities available for sale(1)	(280)	(133)
Plus/minus others	—	—
Secondary capital (Tier II)	272	250
Technical capital	4,033	3,632
Risk-weighted assets	10,103	7,835
Value at risk	173	220
Regulatory value at risk(2)	1,927	2,441
Risk-weighted assets including regulatory value at risk	12,030	10,275
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	31.3%	32.9%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.3%	2.4%
Solvency ratio(3)	33.5%	35.3%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.
(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital Adequacy Requirements”.
(3)	Solvency ratio is calculated as technical capital to risk-weighted assets, including regulatory value at risk.

Mandatory Investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario, or “TDAs”) issued by Finagro, a government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended by External Resolution 5 of 2000, External Resolution 1 of 2002, External Resolution 2 of 2005, External Resolutions 2, 8, 9 and 17 of 2007, External Resolutions 2, 6, 8 and 14 of 2008, External Resolution 15 of 2012, External Resolution 7 of 2014, External Resolution 19 of 2015, External Resolution 10 of 2016 and External Resolution 6 of 2019. The Colombian Central Bank requires that each bank maintains a total investment in these bonds equal to 5.8% of its checking and savings deposits minus legal reserves, plus 4.3% of its time deposits minus legal reserves with a maturity of up to 18 months. Finagro may issue two different types of agricultural development bonds:

1.

Class A with an interest rate of four percentage points below the DTF effective annual rate (DTF 4%) or with an interest rate of three-point sixty-seven percentage points below the IBR 3-month nominal rate (IBR-3.67%).

2.

Class B with an interest rate of two percentage points below the DTF effective annual rate (DTF 2%) or with an interest rate of one point seventy one percentage points below the IBR 3-month nominal rate (IBR-1.71%) .

If the DTF interest rate falls to 4% or less, the profitability of the Class A TDAs will be 0%, and if the DTF rate falls to 2% or less, the profitability of the Class B TDAs will be 0%. The same applies to IBR rate. Banks are required to invest 37% of the total mandatory investment in Class A TDAs and 63% in Class B TDAs; however, in accordance with the External Resolution 6 of 2019, starting on the third quarter of 2019, financial institutions are required to invest 50% of the total mandatory investment in Class A TDAs and 50% in Class B TDAs.

Under government discretion, authorities may extend the scope of current regulations or require additional disbursements on current or new types of mandatory investments.

Pursuant to Decree 562 issued on April 15, 2020, Colombian credit institutions are required to invest in solidarity notes, these notes will be public debt notes issued by the Colombian Government with a maturity date of one year (extendable for additional terms) to address COVID-19 effects in Colombia. Each credit institution will have to invest:

1.	3% of its checking and savings deposits, minus the mandatory reserves, based on the financial statements reported as of March 31, 2020, and
2.	1% of its time deposits subject to mandatory reserves, minus the mandatory reserves, based on the financial statements reported as of March 31, 2020.

Colombia’s Central Bank lowered reserve requirements as a measure to mitigate the negative impact of coronavirus on credit institutions on April 14, 2020 effective on April 22, 2020. These changes were made to support the acquisition of the solidarity notes with the excess liquidity generated through lower reserve requirements.

Minimum Capital Requirements

The Decree 2555 of 2010 establishes minimum incorporation capital requirements for different financial institutions. When a financial institution fails to comply with the minimum required capital after a cure period granted by law, the Superintendency of Finance may intervene, causing the financial institution to be liquidated, merged with another institution or its corporate form may be converted into another category of financial institution, notwithstanding the fact that the institution may be subject to fines imposed by the Superintendency of Finance.

The minimum incorporation capital requirement for banks on a separate basis for 2019 was Ps 96.813 million. Through the date hereof, all our banks have consistently satisfied this incorporation capital requirement.

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

Foreign Currency Position Requirements

According to External Resolution No. 1 of 2018 and External Regulatory Circular DODM-398 issued by the Board of Directors of the Colombian Central Bank on March 22, 2019, which modified the foreign currency position requirements of Colombian banks, the foreign currency position (defined as the difference between rights and obligations denominated in foreign currencies) based on a three-business-day average, cannot exceed 20% of the bank’s technical capital.  If the foreign currency position is negative, it cannot exceed 5% of the bank’s technical capital.

Currency exchange intermediaries such as Banco de Bogotá, with controlling interest of its overseas investments, are required to exclude those investments and any declared and approved hedging instruments (derivatives or debt) from their foreign currency positions starting on March 26, 2019. At December 31, 2019, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated net foreign currency positions of U.S.$(11.2) million, U.S.$(9.5) million, U.S.$38.9 million and U.S.$0.2 million, respectively, which fell within these regulatory guidelines.

Lending Limits

Decree 2555 of 2010 provides that a financial institution may not lend, individually or in the aggregate, to a single borrower an amount in excess of 10% of their technical capital (Patrimonio Técnico) if the only security for such operation is the borrower’s equity. Nevertheless, commercial banks can lend to a single person an amount equivalent to 25% of their technical capital (Patrimonio Técnico), as long as such loan is secured by eligible collateral and sufficient to secure a risk exceeding 5% of such equity.

Notwithstanding the general rule set above regarding the lending limit of 10%, Decree 816 of 2014 was issued to promote the financing of 4G concessions and establishes that commercial banks can lend to a single borrower for the purpose of financing fourth generation concessions, a sum up to 25% of its technical capital (Patrimonio Técnico).

Fourth generation concessions are a governmental program issued under the administration of Former President Juan Manuel Santos, aiming to execute the construction of road infrastructure projects in association with private entities.

Decree 2555 of 2010 sets a maximum limit for risk concentrated in one single party, equivalent to 30% of a bank’s technical capital, the calculation of which includes loans, leasing operations and equity and debt investments.

Pursuant Decree 2555 of 2010, a credit institution may not make a loan to any shareholder that holds directly more than 10% of its share capital for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder that holds, directly or indirectly, 20% or more of a bank’s share capital exceed 20% of a bank’s capital requirements. In addition, this Decree establishes no loan to a single financial institution may exceed 30% of a bank’s technical capital, with the exception of loans funded by Colombian development banks for which no limit exists.

If a financial institution exceeds these limits, the Superintendency of Finance may impose a fine equal to up to twice the amount by which any such loan exceeded the limit. No concentration limits apply to Grupo Aval on a consolidated basis, however, since February 6, 2020, pursuant to the Law of Financial Conglomerates, and in particular, Decree 1486 of 2019, Grupo Aval has in place policies and limits of exposure and concentration of risks for operations between entities belonging to its financial conglomerate and between these and their related entities or individuals (vinculados).

The Colombian Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans.

At December 31, 2019, pursuant to Decree 2555 of 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on a separate basis was Ps 1.65 billion for unsecured loans and Ps 4.12 billion for secured loans, Banco de Occidente’s lending limit per borrower on a separate basis was Ps 0.39 billion for unsecured loans and Ps 0.97 billion for secured loans, Banco Popular’s lending limit per borrower on a separate basis was Ps 0.23 billion for unsecured loans and Ps 0.59 billion for secured loans, and Banco AV Villas’ lending limit per borrower on a separate basis was 0.13 billion for unsecured loans and Ps 0.32 billion for secured loans.

Reserve Requirements

Credit institutions are required by the Board of Directors of the Colombian Central Bank to satisfy reserve requirements with respect to deposits and other cash demands. These reserves are held by the Colombian Central Bank in the form of cash deposits. According to External Resolution 5 of 2008, as amended by External Resolution 9 of 2016, the reserve requirements for Colombian banks are measured bi-weekly and the amounts depend on the class of deposits.

Prior to April 22, 2020 reserve requirements for credit institutions presented a range between 0% and 11.0%. For example, credit institutions must maintain reserves of 11.0% for checking accounts and savings deposits, reserves of 4.5% for time deposits with a maturity of less than 540 days, and no reserves for time deposits with a maturity equal or greater than 540 days. Starting on April 22, 2020, and as a measure to mitigate the negative impact of coronavirus on credit institutions, the Central Bank lowered these requirements to 8% on checking and savings deposits, and 3.5% for time deposits with a maturity of less than 540 days. For time deposits with a maturity equal or greater than 540 days, the reserve requirement remained at 0%.

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

Loss Allowance

According to consolidated financial statements of Colombian credit institutions, the following rules about loan loss allowances apply:

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

•

For loans deemed individually significant and impaired, an individual analysis is carried out in accordance with IFRS 9, which takes into consideration expected cash flows, interest rates, the amortization schedule, collateral and information from credit bureaus. A loan is considered impaired when, based on historic and current information and events, including forward-looking information such as macroeconomic indicators, it is concluded that a there is a probability that the lender will be unable to collect in full the amounts owed as per the loan agreement, including interest and commissions. When a loan has been identified as impaired, the value of the loss is measured as: (i) the difference between the book value of the loan and the present value of expected future flows (taking into consideration the condition of the borrower), discounted by the interest rate initially established on the loan, or (ii) the present value of the collateral that guarantees the loan (after deducting the estimated selling costs of the collateral) when it is concluded that the fundamental source of repayment is the sale of the collateral. For the calculation of loss allowances considered individually significant, which are based on their guarantee, estimates of the fair value of such guarantee are established using independent expert appraisers.

•

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

The calculation process includes analyses of specific, historical and qualitative components. The methodologies used include the following elements: a) detailed periodical analysis of the loan portfolio, b) credit classification system by risk levels, c) periodic review of the summary of loss allowances, d) identification of loans to be evaluated individually due to impairment, e) consideration of internal factors, such as our size, organizational structure, loan portfolio structure, loan administration process, analysis of overdue portfolio and experiences of historical losses, f) consideration of risks inherent to different types of loans, and g) consideration of external factors, including local, regional and national, as well as economic factors.

As of January 1, 2018, IASB adopted the expected credit loss (“ECL”) model according to IFRS 9. For more information regarding loss allowance calculations see “Item 11. Quantitative and Qualitative Disclosures About Risk”.

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

Sales of Publicly Traded Stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (approximately U.S.$ 5,452.0) or more must be effected through the Colombian Stock Exchange. At December 31, 2019, one UVR equaled Ps 270.7 and 66,000 UVRs equal Ps 17,867,071.2.

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

During the liquidation process, bank deposits and other types of saving instruments will be excluded from the liquidation process and, claims of creditors, as a general rule, rank as follows: (i) the first class of credits includes the court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax obligations owed to tax authorities regarding national and local taxes; (ii) the second class of credits comprises the credits secured by a security interest on movable assets; (iii) the third class of credits includes the credits secured by real estate collateral, such as mortgages; (iv) the fourth class of credits contains some other obligations before the tax authorities against the debtor that are not included in the first class of credits and debts owed to suppliers of raw materials and other inputs; and (v) finally, the fifth class of credits includes all other obligations without any priority or privilege; provided however, which among credits of the fifth class, subordinated debt shall be ranked junior to the external liabilities (pasivos externos), senior only to capital stock. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to completing full distribution in the prior category.

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

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of FOGAFIN, as amended by Resolutions 1, 3 and 4 of 2012, Resolution 1 of 2013, Resolutions 1, 2, 3 and 5 of 2014, Resolution 1 of 2015, Resolution 2 of 2016, Resolution 2 of 2017 and Resolution 3 of 2018, requires mandatory deposit insurance. Under this resolution, banks must pay an annual premium of 0.3% of total funds received on savings accounts, checking accounts, certificates of deposit, special savings deposits, mortgage bonds, special accounts, bank collection services and electronic deposits. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank, up to a maximum of Ps 50 million, regardless of the number of accounts held.

Anti-Money-Laundering Provisions

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

The requirements include “know your customer” rules and procedures to protect financial institutions from being used directly by shareholders and executives in money-laundering activities, for channeling funds for terrorist activities, or for the concealment of assets from such activities; these rules and procedures set forth detailed instructions for monitoring these risks.

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

Pension Fund Solvency Measures

On March 2, 2018, Decree 415 of 2018, which amended Decree 2555 of 2010, introduced a new solvency measure for pension fund administrators of minimum 9% of the value of the technical capital requirements (patrimonio técnico) divided by:

•	Summation of assets weighted by risk level;
•	Operational risk exposure value multiplied by 100/9; and

•	Market risk exposure value multiplied by 100/9;

Furthermore, Decree 1895 of September 11, 2012 included 13% of the fee income from the administration of funds belonging to the Fondo Nacional de Pensiones de las Entidades Territoriales - FONPET to the sum that must be multiplied by 100/9 to determine a pension fund administrator’s “Exposure to operational risk”.

On August 6, 2019, the decree 1420, established additional rules for pension fund administrators related to percentage of exposure applicable to operational risks.

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
•

the foreign judgment does not contravene or conflict with Colombian laws relating to public order (i.e., provision considered to be international public policy) other than those governing judicial procedures;

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

Risk Management Framework (MGR)

In order to comply with Law 1870 of 2017, the Superintendency of Finance issued External Circular 013 of 2019, through which the financial conglomerate Risk Management Framework was established. The implementation period of this External Circular expires on June 20, 2021.

Grupo Aval has designed a work plan that will allow it to comply with the External  Circular 013 of June 2019 within the period indicated. The implementation of the MGR will include the following considerations:

•	The design of a Risk Appetite Framework for the financial conglomerate.
•	The management of the inherent risks in the financial conglomerate: contagion, concentration and strategic risk.
•	The risk governance structure of the financial holding.
•	The technological infrastructure and information systems.
•	The requirements of the MGR documentation.

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

D.          Property, plant and equipment

We have listed below the carrying amount of property, plant and equipment of each of our operating segments at December 31, 2019.

	Buildings and			Bearer	Other
	land(1)	Machinery	Equipment	plants	properties	Total
	(Ps billions)
Banco de Bogotá	1,225.7	6.4	679.1	—	188.5	2,099.7
Banco de Occidente	357.4	0.0	95.8	—	11.3	464.6
Banco Popular	444.0	0.7	69.8	—	13.2	527.7
Banco AV Villas	248.3	—	36.7	—	13.3	298.3
Corficolombiana	955.5	1,118.9	39.0	224.1	51.9	2,389.3
Other segments	—	—	1.8	—	1.4	3.2
Eliminations and adjustments	(0.0)	0.5	(0.0)	0.0	0.0	0.5
Grupo Aval	3,231.0	1,126.5	922.1	224.1	279.6	5,783.2

(1)	Includes ongoing constructions.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and the related notes thereto, and with the other financial information included in this annual report. The preparation of our audited consolidated financial statements requires the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors”, “Item 5. Operating and Financial Review and Prospects—D. Trend information”,  and other factors discussed in this annual report. Our audited consolidated financial statements at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 included in this annual report have been prepared in accordance with IFRS.

Volume and rate variances have been calculated based on variances in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing funding as follows: (a) changes in volume (change in volume times new rate) and (b) changes in rates (change in rate times old volume). Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume. Calculations are done on a line-by-line basis to account for changes in mix when analyzing each group of interest-earning assets (gross loans, total gross loans and total interest-earning assets) and interest-bearing funding (customer deposits, other funding and total funding). In Item 5, we refer to “N.A.” as not applicable.

Principal factors affecting our financial condition and results of operations

Colombian Economic Conditions

Colombian GDP grew at annual rate of 3.3% in 2019, the best result in 5 years, as compared to 2.5% in 2018. Inflation remained within the Central Bank’s target range of 2% to 4%, closing the year at 3.80%, and private domestic consumption was stronger than a year ago. All amidst a scenario of a generalized global slowdown both in developed and emerging economies.

Private domestic consumption remained as the main driver of the Colombian economy in 2019 growing at 4.6% in 2019, well above the 3.0% of 2018 and 2.1% of 2017. This component of GDP was favored by the stability of slightly expansive reference rates (unaltered at 4.25% since April 2018), the increase of remittances from workers abroad, the increase in consumption from Venezuelan migrants and strong growth in wages of the formally employed population.

Similarly, private investment continued to recover reflecting: (i) the pro-investment measures included in the Financing Law (Law 1943) approved at the end of 2018, such as the reduction in corporate taxes and the tax credits for the VAT paid in the acquisition of fixed assets and (ii) lower interest rates for commercial credit. Public spending and investment, on the contrary, slowed down as a result of the fiscal consolidation and the sluggish execution of spending during the last fiscal year.

Net exports continued to drag economic growth in 2019. Colombian exports remain heavily dependent on oil (40.4% of exports) and has struggled to substitute Venezuela as a trading partner, which used to be one Colombia’s most important trade partners before its economic collapse. Exports and imports denominated in U.S.$ decreased by 5.7% and increased by 2.7%, respectively. Under this scenario, Colombia’s trade balance deficit for 2019 was 3.8% of GDP. In consequence, the current account deficit has continued to widen, reaching 4.3% of GDP in 2019. Positive economic forecasts, along a strengthened regulatory framework, favor the overall outlook for our domestic operation in Colombia under ordinary circumstances.

In 2019, the Government continued adjusting its fiscal accounts as required by the Law of Fiscal Rule. It achieved the sovereign rating ratification from the three main global rating agencies and maintained confidence from international investors in its fiscal management. The National Central Government deficit as a percentage of GDP decreased to 2.5% in 2019 from 3.1% in 2018, and was better than the 2.7% threshold established by the Fiscal Rule Consultive Comitee (Comité Consultivo de la Regla Fiscal), without any sale of state assets. A strong 9.0% growth of gross tax collections to Ps 157.4 trillion contributed to this result.

The Colombian peso remained materially stable at Ps 3,277.14 per dollar as of December 31, 2019, depreciating 0.8% as compared to the Ps 3,249.75 per dollar as of  December 31, 2018. However, the currency was impacted by volatility during 2019, driving the exchange rate to a low of Ps 3,072.01 per dollar and a high of Ps 3,522.48 per dollar. Given this situation, the average exchange rate for the year ended December 31, 2019 was 3,282.39 per dollar, 11.0% higher than the 2,956.55 per dollar of 2018. The following graph shows the evolution of the Colombian peso exchange rate as certified by the Superintendency of Finance starting on December 31, 2018, showing the close of year-end 2019, and the lowest and highest levels for 2019.

We continue to be subject to impacts on our statement of income and/or statement of financial position derived from fluctuations in the rate of exchange of the Colombian peso, in particular, against the U.S. dollar, the currency in which most of our foreign long-term debt is denominated, and between the U.S. dollar and each of the currencies in our Central American operations, as 40.2% of our average consolidated assets and 43.9% of our average consolidated liabilities are denominated in foreign currency for the year ended December 31, 2019. On a consolidated basis, we have U.S.$3.9 billion (Ps 12.7 trillion) of long-term debt denominated in U.S. dollars at December 31, 2019.

Labor Markets

The monthly average national unemployment rate for the year ended December 31, 2019 was 10.5% as compared to 9.7% a year earlier. There are important factors that explain the relatively high unemployment rate of the economy, most of them structural in nature. The effect of the minimum wage on labor market outcomes and the relatively high non-salary labor costs can be distortive and help explain the sluggish performance of the labor market.

The recent upsurge in unemployment is explained by sluggish job creation and not by an increase in the participation rate, which is surprisingly declining despite the inflow of immigrants from Venezuela. Employment and labor force participation figures remain puzzling given the pickup in economic activity and the fact that the increase of migration in the last years seems to be captured only partially by official statistics. The participation rate (i.e., economically active population divided by working age population), a measure of labor supply, slightly declined to an annual average of 63.3% at December 31, 2019, compared to 64.0% for 2018. The employment rate (i.e., employed population divided by working age population), a measure of labor demand, also fell to an annual average of 56.6% for 2019 from 57.8% for 2018.

The weaker pace of job creation in 2019 could be attributed to three factors: (i) the large increase in the statutory minimum wage approved by the Government last year, (ii) substitution of labor by capital because of the incentives to machinery and equipment investment included in the Financing Law approved at the end of 2018, and (iii) tighter labor markets for skilled labor that prevents firms from hiring workers in the largest cities in the country to expand, while favoring some technological reconversion.

Interest Rates and Inflation

Since the implementation of an inflation-targeting regime in 1999, the Colombian Central Bank has used its overnight lending rate as a mechanism to control inflation and inflation expectations. The Central Bank has managed to keep inflation within its target range of 2% to 4%, with only few exceptions. The Central Bank’s rate remained stable throughout 2019 at 4.25% after being cut to that level in April 2018.

In the first half of 2019, annual inflation remained relatively stable at around 3.3%, but during the last few months of 2019 it trended up, moving closer to the upper limit of the target range. Inflation rose to 3.8% at the end of last year from a bottom low of 3.0% in February 2019. This pickup in consumer prices was primarily explained by food prices, affected by adverse climate conditions such as El Niño Phenomenon on the first quarter of 2019 and heavy rainfall on the second quarter, as well as road closures caused by blockades and landslides. These shocks brought annual food inflation up to 5.6% in September, a figure not seen since the beginning of 2017. Tradable prices also added some pressure since they incorporated the exchange rate devaluation from late 2018.

Credit Volumes

At December 31, 2019, gross loans for the banking system grew 7.9%, while at December 31, 2018, growth was 6.1% and 5.9% when adjusted for securitized mortgage loan data. We believe that Colombia offers significant opportunities to expand our business due to the country’s strong economic fundamentals and low penetration rates of domestic credit to the private sector as a percentage of GDP of 50.0% as compared to 44.0% for Perú, 61.8% for Brazil and 116.6% for Chile, as reported in the World Bank Development Indicators for 2018.

At December 31, 2019, Colombia’s bank loans (adjusted for securitized mortgage loans) to GDP slightly increased to 45.1% from 45.0% at December 31, 2018. Banking penetration in Colombia remained relatively stable due to a slow dynamic of commercial loans that has been partially offset by the dynamics of consumer and mortgage loans. Commercial loans as a percentage of GDP in 2019 decreased to 23.6% in 2019 from 24.7% in 2018, while consumer and mortgage loans as a percentage of GDP increased to 13.9% and 6.8% from 12.8% and 6.7%, respectively.

Central American Economic Conditions

According to the IMF’s October 2019 WEO, for the year ended December 31, 2019, Central America was expected to post a combined GDP of U.S.$274.7 billion, ranking as the sixth largest economy in Latin America after Brazil (nominal GDP of U.S.$1,847.0 billion), Mexico (nominal GDP of U.S.$1,274.2 billion), Argentina (nominal GDP of U.S.$445.5 billion), Colombia (nominal GDP of U.S.$327.9 billion) and Chile (nominal GDP of U.S.$294.2 billion).

Because BAC’s and our other Central American businesses’ operations are concentrated in Central America, their results are linked to the region’s economic performance. According to the IMF, Central America’s GDP grew 2.5% in 2019, and is expected to contract by 2.8% in 2020, in connection with the coronavirus pandemic and recover in 2021 with a 4.1% growth.

The recent slowdown in the region’s growth has been a result of a 3.9% expected contraction of the Nicaraguan economy and a slowdown of the other countries in the region as a result of those countries being net importers of oil and having economies closely linked to the U.S. economy, via remittances among others. Similar to the discussion above for the Colombian economic conditions, any shift in the Central American economy will have an impact on our growth rates and could drive our delinquency ratios and impairment losses.

In recent years, countries in Central America have increased their efforts to promote fiscal prudence and foreign investment. Countries such as Costa Rica, El Salvador, Guatemala and Nicaragua have signed agreements with the IMF under which their respective governments receive credit, subject to adopting fiscal discipline in their economic policies.

Critical Accounting Policies

Critical accounting policies are those that require us to exercise judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to calculate variables and make assumptions about matters that are highly uncertain. In each case, if we had made other estimates, or if changes in the estimates occur from period to period, our financial condition and results of operations could be materially affected.

Significant accounting policies, including those affected by critical accounting estimates and judgements, are described in Note 2 of our audited consolidated financial statements. See Note 3 to our audited consolidated financial statements for a complete list of the critical accounting judgments and estimates. There are many other areas in which we use estimates about uncertain matters, but we believe the reasonably likely effect of changed or different estimates would not be material to our financial statements.

The following are the critical accounting policies that have the most significant effects on the amounts recognized in our audited consolidated financial statements:

•

Impairment of amortized cost financial assets and financial assets measured at FVOCI: the most significant judgments relate to establishing the criteria for determining whether credit risk on a financial asset has increased significantly since initial recognition, determining the methodology for incorporating forward-looking information into the measurement of ECL and selection and approval of models used to measure ECL. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors. See Note 4 (4.1.5) of our audited consolidated financial statements.

•

Revenue recognition and fair value of concession arrangements: the most significant judgments relate to establishing the criteria for recognizing revenues from concessions in the construction phase and measuring the fair value of concession arrangements. See Note 16 of our audited consolidated financial statements.

•

Recognition of deferred tax assets: the most significant judgments relate to availability of future taxable profit against which carry-forward tax losses can be used. See Note 19 of our audited consolidated financial statements.

•

Fair value of financial instruments: a variety of valuation techniques are used, some of which are determined using significant unobservable inputs. See Note 5 of our audited consolidated financial statements.

•

Impairment testing for CGUs containing goodwill: a high degree of uncertainty is involved in estimating the recoverable amounts resulting from future cash flows of the cash-generating units (CGU) and discount rates. See Note 17 of our audited consolidated financial statements.

•

Recognition and measurement of provisions and contingencies: significant judgment may be required due to the high degree of uncertainty associated with the likelihood and magnitude of an outflow of resources that may arise. See Note 23 of our audited consolidated financial statements.

•

Defined benefit obligations: the most significant judgments relate to key assumptions involved in the measurement, including discount rate, inflation rate and mortality, among other. See Note 22 of our audited financial statements.

•

Classification of financial assets: the most significant judgments relate to the assessment of the business model within which the assets are held and assessment of whether the contractual terms of the financial asset are solely payments of principal and interest on the principal amount outstanding. See Note 2 (2.5) (ii) of our audited financial statements.

•	Determination of control over investees. See Note 2 (2.1) of our audited financial statements.

Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

After the slow economic recovery evidenced in Colombia in 2018, 2019 was a strong year for us, driven by a combination of the following factors:

•

First, the Colombian economy (where close to 70% of our consolidated business is located) grew at a faster pace in 2019 than the year before (3.3% versus 2.5% in 2018). Stronger private consumption and investment drove the demand side, while commerce and financial services drove the supply side. Sectors such as commerce, financial services and professional services grew at a stronger pace than average GDP, while sectors such as construction, industry, oil & mining, and communications grew at a slower pace.

•

Second, global fixed income and equity markets posted strong gains that translated into higher than average returns on our investment portfolios. A large portion of these returns were recognized through Porvenir’s portfolios related to its stabilization reserves and our banks’ fixed income portfolios. Additionally, performance fees charged to non-contributing mandatory pension fund clients and third-party sponsored pension liability funds were also higher than in 2018.

•

Third, both our Colombian and Central American operations continued their digital transformation, paired with a cost optimization strategy that resulted in the shrinking of our traditional branch network and a faster migration to cost-effective digital channels. We believe that by continuing the digitalization of our operations, by offering new products and services to our clients digitally and further implementing business analytics, we will improve our customers’ experience and loyalty. Continued cost control strategies resulted in other expenses growth of 3.5% in our Colombian operation and 17.4% in our Central American operation (5.7% in U.S. dollars, which is the functional currency of this operation).

•

Fourth, all of our Colombian subsidiaries, both financial and non-financial, incorporated the positive effect of the decrease in the statutory corporate income tax rate to 33% from 37% in 2019 as compared to 2018. For more information on taxes refer to “Item 10. Additional Information—E. Taxation”.

•

Fifth, we continue leveraging our strong operational result on our strong balance sheet. As evidence of this strength, at December 31, 2019 our total deposits to net loans ratio was 101% (measured as Customer deposits divided by Total loans, net), our liquidity position (measured as Cash and cash equivalents divided by Customer deposits) was 17.2% and our tangible equity ratio was 9.2%.

•

Finally, 2019 was a year of increased price competition in Colombia. Even though the average Central Bank rate declined only 10 basis points to 4.25% in 2019 from 4.35% in 2018, interest rates for loans across the system were pressed down as the credit quality improvement was priced into new originations, especially in consumer loans. Although this translated into lower spreads and NIM on loans for Aval (as we have net asset sensitivity position), it was partially offset by improving retail vintages over the year as evidenced, both in improving asset quality measured by stages (as required by IFRS 9) and declining cost of risk.

Our results for the year should be read in conjunction with our audited consolidated financial statements. For information on the effects of the adoption of IFRS 16 on Grupo Aval, please refer to “Note 2.4 Basis of preparation of the consolidated financial statements and summary of significant accounting policies Changes in Accounting Policies—A. IFRS 16 Leases” of our audited consolidated financial statements.

Grupo Aval

Overview

The following discussion describes the main drivers of Grupo Aval’s results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018. Further detail is provided in the discussion of the results of Grupo Aval’s subsidiaries.

Grupo Aval’s net income attributable to owners of the parent for the year ended December 31, 2019 increased by 4.2%, or Ps 121.7 billion, to Ps 3,034.4 billion compared to the year ended December 31, 2018.

Grupo Aval’s financial results for the year ended December 31, 2019 were positively impacted as compared to the year ended December 31, 2018 by:

(i)	a 12.7% or Ps 615.7 billion increase in net income from commissions and fees;
(ii)	a 3.8% or Ps 413.7 billion increase in net interest income;
(iii)	a 30.8% or Ps 179.2 billion increase in net trading income;
(iv)	a 2.9% or Ps 63.3 billion decrease in income tax expense,
(v)	a 1.1% or Ps 42.2 billion decrease in net impairment loss on financial assets; and
(vi)	a 5.7% or Ps 11.8 billion increase in net income from other financial instruments at mandatorily at FVTPL.

The positive impacts on Grupo Aval’s financial results detailed above were partially offset by:

(i)	a 8.5% or Ps 800.3 billion increase in other expense;
(ii)	a 10.2% or Ps 269.1 billion decrease in gross profit from sales of goods and services. Such decrease resulted from Grupo Aval’s non-financial entities, mainly those controlled by Corficolombiana;
(iii)	a 5.6% or Ps 75.7 billion decrease in other income; and
(iv)

a 2.6% or Ps 59.2 billion increase in income attributable to non-controlling interest as one of the main drivers of the results for the year was Porvenir, which had a 24.3% non-controlling interest at Grupo Aval as of December 31, 2019.

	Grupo Aval Consolidated
	For the year ended		Change 2019 vs
	December 31,		2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	19,552.7	18,356.6	1,196.1	6.5
Total interest expense	(8,267.2)	(7,484.8)	(782.4)	10.5
Net interest income	11,285.5	10,871.8	413.7	3.8
Impairment loss on loans and other accounts receivable	(4,194.0)	(4,150.0)	(44.0)	1.1
Impairment (loss) recovery on other financial assets	60.0	32.5	27.5	84.6
Recovery of charged-off financial assets	378.9	320.1	58.7	18.3
Net impairment loss on financial assets	(3,755.1)	(3,797.3)	42.2	(1.1)
Net income from commissions and fees	5,455.3	4,839.6	615.7	12.7
Gross profit from sales of goods and services	2,374.8	2,643.9	(269.1)	(10.2)
Net trading income	761.9	582.7	179.2	30.8
Net income from other financial instruments mandatorily at fair value through profit or loss	217.6	205.8	11.8	5.7
Other income	1,283.0	1,358.7	(75.7)	(5.6)
Other expenses	(10,171.3)	(9,371.0)	(800.3)	8.5
Income before income tax expense	7,451.7	7,334.1	117.6	1.6
Income tax expense	(2,086.3)	(2,149.6)	63.3	(2.9)
Net income for the year	5,365.5	5,184.6	180.9	3.5
Net income for the year attributable to:
Owners of the parent	3,034.4	2,912.7	121.7	4.2
Non-controlling interest	2,331.0	2,271.9	59.2	2.6

Net interest income

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans	7,271.6	7,216.3	55.3	0.8
Consumer loans	8,935.8	8,280.1	655.7	7.9
Mortgage loans	1,658.1	1,442.6	215.5	14.9
Microcredit loans	106.1	108.5	(2.4)	(2.2)
Interbank and overnight funds	519.6	343.1	176.5	51.4
Interest on loan portfolio	18,491.2	17,390.6	1,100.6	6.3
Interest on investments in debt securities	1,061.6	966.0	95.5	9.9
Total interest income	19,552.7	18,356.6	1,196.1	6.5
Interest expense:
Checking accounts	(413.9)	(350.2)	(63.8)	18.2
Time deposits	(3,595.6)	(3,296.5)	(299.1)	9.1
Savings deposits	(1,503.3)	(1,497.0)	(6.2)	0.4
Total interest expense on deposits	(5,512.8)	(5,143.7)	(369.1)	7.2
Interbank borrowings and overnight funds	(380.9)	(266.1)	(114.8)	43.1
Borrowings from banks and others	(1,014.3)	(769.2)	(245.1)	31.9
Bonds issued	(1,220.4)	(1,162.7)	(57.7)	5.0
Borrowings from development entities	(138.8)	(143.2)	4.4	(3.1)
Total interest expense	(8,267.2)	(7,484.8)	(782.4)	10.5
Net interest income	11,285.5	10,871.8	413.7	3.8

Grupo Aval’s net interest income increased by 3.8%, or Ps 413.7 billion to Ps 11,285.5 billion in 2019 while its average total interest-earning assets increased by 6.3%, or Ps 12,005.9 billion, to Ps 201,269.8 billion in 2019. Consequently, net interest margin decreased 14 basis points to 5.6% in 2019 from 5.7% in 2018. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits decreased by 14 basis points to 6.7%.

The following table shows the impact on interest income on interest-earning assets derived from changes in the average balance and the average yield per type of interest-earning asset. Interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans	96,219.7	92,259.4	3,960.3	4.3	7.6%	7.8%	299.3	(243.9)	55.3
Consumer loans	57,382.9	51,865.1	5,517.7	10.6	15.6%	16.0%	859.2	(203.5)	655.7
Mortgage loans	19,384.2	16,907.6	2,476.6	14.6	8.6%	8.5%	211.8	3.6	215.5
Microcredit loans	414.7	415.8	(1.0)	(0.3)	25.6%	26.1%	(0.3)	(2.1)	(2.4)
Gross loans	173,401.5	161,447.9	11,953.5	7.4	10.4%	10.6%	1,238.9	(314.8)	924.1
Interbank and overnight funds	4,614.3	6,013.0	(1,398.7)	(23.3)	11.3%	5.7%	(157.5)	333.9	176.5
Total gross loans	178,015.8	167,460.9	10,554.8	6.3	10.4%	10.4%	1,096.4	4.2	1,100.6
Interest on investments in debt securities	23,254.0	21,802.9	1,451.1	6.7	4.6%	4.4%	66.2	29.3	95.5
Total interest-earning assets	201,269.8	189,263.8	12,005.9	6.3	9.7%	9.7%	1,166.3	29.8	1,196.1

Despite a 10 basis points decrease in the average Central Bank rate to 4.25% in 2019 from 4.35% in 2018, Grupo Aval’s average yield on gross loans decreased more than proportionally. Interest rates for loans across the Colombian banking system were increasingly competitive, particularly during the second half of the year, as the improvement in credit quality was priced into new originations, especially in consumer loans. Although this is a scenario that translates into lower spreads and net interest margins on gross loans for Grupo Aval, it was partially offset by improving retail vintages over the year as evidenced in improving asset quality as measured by stages (as required by IFRS 9), delinquency, and declining cost of risk.

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	23,364.9	20,532.7	2,832.3	13.8	1.8%	1.7%	(50.2)	(13.6)	(63.8)
Time deposits	71,258.5	64,074.3	7,184.3	11.2	5.0%	5.1%	(362.5)	63.4	(299.1)
Savings accounts	57,296.3	55,090.4	2,205.9	4.0	2.6%	2.7%	(57.9)	51.6	(6.2)
Total deposits	151,919.8	139,697.4	12,222.4	8.7	3.6%	3.7%	(443.5)	74.4	(369.1)
Interbank borrowings and overnight funds	7,898.2	6,916.0	982.2	14.2	4.8%	3.8%	(47.4)	(67.4)	(114.8)
Borrowings from banks and others	20,934.8	17,805.3	3,129.4	17.6	4.8%	4.3%	(151.6)	(93.5)	(245.1)
Bonds issued	20,720.2	19,253.0	1,467.2	7.6	5.9%	6.0%	(86.4)	28.7	(57.7)
Borrowings from development entities	3,580.7	3,227.0	353.8	11.0	3.9%	4.4%	(13.7)	18.1	4.4
Other funding	53,133.9	47,201.3	5,932.6	12.6	5.2%	5.0%	(307.5)	(105.7)	(413.3)
Total funding	205,053.7	186,898.6	18,155.0	9.7	4.0%	4.0%	(732.0)	(50.4)	(782.4)

The 10.5% or Ps 782.4 billion increase in total interest expense for Grupo Aval was driven by an increase in the average balance of interest-bearing funding. The average rate paid on interest-bearing deposits decreased, in line with the repricing of time deposits and savings accounts in tandem with the Central Bank rate. In contrast, the average rate paid on other funding increased due to a shift in mix towards borrowings from banks and others, which is mainly explained by the lease liabilities arising as a result of the adoption of IFRS 16. These liabilities have longer maturities and higher average interest rates than the existing average borrowings from banks and others in 2018.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(4,194.0)	(4,150.0)	(44.0)	1.1
Impairment (loss) recovery on other financial assets	60.0	32.5	27.5	84.6
Recovery of charged-off financial assets	378.9	320.1	58.7	18.3
Net impairment loss on financial assets	(3,755.1)	(3,797.3)	42.2	(1.1)

The following table shows the delinquency ratios for each of Grupo Aval’s gross loans:

	Year ended December 31,				Change, 2019 vs. 2018
					Loans at least 91	Delinquency
	2019		2018		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Commercial loans	3,537.4	3.6%	3,240.3	3.4%	297.1	0.2
Consumer loans	1,648.6	2.8%	1,477.7	2.7%	171.0	0.1
Mortgage loans	600.0	3.0%	418.1	2.2%	182.0	0.7
Microcredit loans	55.8	13.6%	52.4	12.3%	3.4	1.3
Gross loans	5,841.9	3.3%	5,188.4	3.1%	653.5	0.2

(1)	Calculated as loans past due more than 90 days divided by gross loans.

Recovery of charged-off financial assets increased Ps 58.7 billion, driven by improvements in the group’s collection processes.

Impairment loss on loans and other accounts receivable increased by Ps 44.0 billion, driven by a Ps 71.3 billion increase in impairment loss on consumer loans, a Ps 10.3 billion increase in impairment loss on microcredit loans, and a Ps 2.1 billion increase in impairment loss on mortgage loans, that were partially offset by a Ps 25.0 billion decrease in impairment loss on other accounts receivable and a Ps 14.8 billion decrease in impairment loss on commercial loans.

The increase in impairment loss on consumer loans of Ps 71.3 billion was mainly a result of a 7.9% increase in the end of period balance of loans between December 31, 2019 and December 31, 2018. This was accompanied by an improvement in asset quality as measured by consumer loans classified as Stage 2 and Stage 3 over total consumer loans to 10.5% from 11.9% in the same periods. Nonetheless, the delinquency ratio deteriorated by 9 basis points to 2.8% from 2.7%.

The Ps 10.3 billion increase in impairment loss on microcredit loans was mainly driven by deterioration of asset quality as measured by microcredit loans classified as Stage 2 and Stage 3 over total microcredit loans which deteriorated to 19.6% in 2019 from 19.0% in 2018.

The Ps 2.1 billion increase in impairment loss on mortgage loans was driven by Central America, reflecting a deterioration in the delinquency ratio of the mortgage loans portfolio in that region and a deterioration of loss given default (LGD). This increase was offset by an improvement in LGD of the Colombian mortgage loans, resulting from an improvement of the banks’ recoverability of troubled loans. Mortgage loans classified as Stage 2 and Stage 3 over total mortgage loans remained stable at 9.7% for both years.

The Ps 14.8 billion decrease in impairment loss on commercial loans was driven by a Ps 115.9 billion decrease in impairments recorded for the Electricaribe, Concesionaria Ruta del Sol (CRDS) and SITP (Bogotá’s Mass Transportation System)2 corporate loans, that was partially offset by a Ps 82.2 billion increase in impairment of other commercial loans.

The exposure and allowance coverage ratio (measured as the loan loss allowance of each client divided by the total credit exposure) of each of the specific corporate clients were as follows at December 31, 2019, 2018 and 2017 (i) charged-off, Ps 712.1 billion at 100% and Ps 625.9 billion at 68.8% for Electricaribe, (ii) Ps 762.0 billion at 100%, Ps 1,004.5 billion at 31.2% and Ps 923.3 billion at 12.9% for CRDS, and (iii) Ps 414.6 billion at 25.4%, Ps 518.9 billion at 36.4% and Ps 492.3 billion at 12.9% for SITP. The Ps 82.2 billion increase in impairment of other commercial loans was driven by a deterioration of commercial loans classified as Stage 2 and Stage 3, different from the specific corporate loans mentioned above.

The delinquency ratio of commercial loans was affected by the CRDS loan, which as of December 31, 2019 became past due more than 90 days. This loan was classified as Stage 3 both at December 31, 2019 and 2018.

Grupo Aval’s cost of risk3 improved by 15 basis points to 2.4% in 2019 from 2.6% for 2018. Grupo Aval’s cost of risk net of recoveries of charged-off financial assets4 improved by 17 basis points to 2.2% in 2019 from 2.4% in 2018.

Grupo Aval’s consolidated charge-offs increased by Ps 1,568.0 billion to Ps 4,716.9 billion in 2019 from Ps 3,149.0 billion in 2018. The ratio of charge-offs to average balance of gross loans increased to 2.7% in 2019 from 1.9% in 2018. Grupo Aval charged-off the Ps 804.3 billion total exposure to Electricaribe and the Ps 103.5 billion total exposure to Tranzit S.A.S. during 2019.

2 SITP (Bogotá’s Mass Transportation System) for this purpose includes three companies: Consorcio Express S.A.S., ETIB S.A.S and Transporte Zonal Integrado S.A.S (Tranzit S.A.S.).The latter was charged-off as of December 31, 2019.

3 Calculated as impairment loss on loans and other accounts receivable divided by the average balance of gross loans.

4 Calculated as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of gross loans.

Grupo Aval’s consolidated delinquency as measured by loans past due more than 90 days was 3.3% in 2019 and 3.1% in 2018. Coverage ratio, as measured by loss allowance divided by past due loans more than 90 days, for these loans was 140.1% in 2019 and 158.0% in 2018. Gross loans classified as Stage 2 over gross loans improved to 4.5% in 2019 as compared to 4.6% in 2018, while gross loans classified as Stage 3 over gross loans improved to 5.5% from 6.0% between the same dates. The coverage ratio for Stage 2 and Stage 3 gross loans slightly decreased to 35.3% in 2019 from 35.6% in 2018.

The Ps 27.5 billion increase in impairment recovery on other financial assets was driven by the recovery of Ps 76.3 billion of impaired fixed income instruments at FVOCI as Grupo Aval sold these investments at a higher value than it had impaired in previous periods. The remaining loss on the sale of these investments was recognized in Net gain on sale of debt and equity securities explained in the Other income section.

For more information on loss allowance calculations under IFRS 9, please refer to Note 4 of our audited consolidated financial statements.

Net income from commissions and fees

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Banking fees	4,457.7	3,996.5	461.2	11.5
Bonded warehouse services	161.3	156.6	4.7	3.0
Trust activities and portfolio management services	334.9	312.9	22.0	7.0
Pension and severance fund management	1,129.4	987.3	142.1	14.4
Income from commissions and fees	6,083.3	5,453.4	630.0	11.6
Expenses from commissions and fees	(628.0)	(613.8)	(14.2)	2.3
Net income from commissions and fees	5,455.3	4,839.6	615.7	12.7

The Ps 461.2 billion increase in banking fees was driven by a Ps 288.0 billion increase in fees from banking services and a Ps 176.5 billion increase in debit and credit card fees that were offset in part by a Ps 5.6 billion decrease in branch network fees (in line with our distribution channel optimization).

The Ps 142.1 billion increase in fees from pension and severance fund management was primarily driven by (i) a Ps 114.5 billion increase in fee income from the administration of mandatory pension funds driven by an increase in the number of clients and to higher commissions charged to non-contributing clients due to a higher return on assets under management, (ii) a Ps 17.6 billion increase in fee income from severance fund management driven by an increase in the number of clients, (iii) a Ps 5.6 billion increase in revenues received from the administration of third-party liability pension funds due to an increase in the balance of managed funds and to higher performance-based commissions charged on higher returns on assets under management, and (iv) a Ps 4.4 billion increase in revenues received from the administration of voluntary pension funds mainly due to an increase in the balance of managed funds.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from sales of goods and services	9,156.6	8,126.0	1,030.6	12.7
Costs and expenses of sales of goods and services	(6,781.8)	(5,482.1)	(1,299.7)	23.7
Gross profit from sales of goods and services	2,374.8	2,643.9	(269.1)	(10.2)

The decrease in gross profit from sales of goods and services was mainly driven by lower gross profit in infrastructure companies in 2019 as compared to the particularly high results of 2018. Under IFRS 15, when the contractual start of construction is signed, income related to pre-construction progress up to that date is recognized immediately through profit or loss, further income is subsequently recognized as work progresses. In the case of the Villavicencio - Yopal (Covioriente) and Pacífico 1 (Covipacífico) concession projects, income recognized was higher in 2018 as both projects started construction (contractual) in the fourth and third quarters of 2018 respectively. In addition, work progress in

Chirajara-Fundadores (Coviandina) was lower in 2019 than in 2018. For more information on our concession arrangements rights please refer to Note 16 of our audited consolidated financial statements.

Income from sales of goods and services increased 12.7% or Ps 1,030.6 billion to Ps 9,156.6 billion in 2019 as compared to 2018. Promigas contributed with the majority of that increase due to (i) Ps 416.1 billion resulting from growth in gas distribution and transportation activities and (ii) Ps 645.6 billion that are recognized in an equal amount of income and expenses related to construction and expansion of gas pipelines under concession, mainly in Promigas and Gases del Pacífico.

Costs and expenses of sales of goods and services showed a Ps 1,299.7 billion increase to Ps 6,781.8 billion in 2019. The increase is mainly explained by the aforementioned Ps 645.6 billion Promigas effect and increases in production costs and acquisition of raw materials mainly in Corficolombiana’s infrastructure concessions and Promigas.

Net trading income

Grupo Aval’s net trading income5 was Ps 761.9 billion in 2019, Ps 179.2 billion or 30.8% higher than 2018, resulting from a Ps 464.3 billion increase in income from investment securities at fair value through profit or loss and a Ps 285.1 billion decrease in net trading income from derivatives.

The increase in net trading income from investment securities at fair value through profit or loss was seen across all our operating segments but was particularly strong in Porvenir’s equity and fixed income securities related to its stabilization reserve (see Note 8.2 of Financial Statements).

Total income from investment securities

Grupo Aval’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL, (ii) fixed income investments at FVOCI and (iii) fixed income investments at AC (results from (ii) and (iii) are included in the net interest income as interest income on investments in debt securities). Grupo Aval manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for Grupo Aval (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 1,681.4 billion for 2019, 49.9% or Ps 559.9 billion more than in 2018. This was primarily driven by a 132 basis points increase in the average yield on total investment securities to 5.5% in 2019 from 4.2% in 2018, generating a Ps 354.2 billion increase in interest income. Also contributing to the increase in interest income was a Ps 3,752.1 billion increase in the average balance of total investment securities to Ps 30,670.6 billion in 2019, resulting in a Ps 205.7 billion increase in interest income. Global fixed income and equity markets posted strong gains that translated into higher returns on Grupo Aval’s investment portfolios.

Net income from other financial instruments mandatorily at FVTPL

Net income from financial instruments mandatorily at FVTPL reflect the fair value of concession arrangements entered between Promigas and the Colombian government, and increased by Ps 11.8 billion to Ps 217.6 billion in 2019 as compared to 2018.

5 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities at FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives which are not part of qualifying hedge relationships.

Other income

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	312.3	283.4	28.8	10.2
Share of profit of equity accounted investees, net of tax (Equity method)	229.6	197.7	31.9	16.1
Net gain on sale of debt and equity securities	198.6	1.1	197.5	N.A.
Dividends	84.7	71.5	13.2	18.5
Gain (loss) on the sale of non-current assets held for sale	23.4	20.1	3.3	16.5
Gain on sale of property, plant and equipment	24.4	390.5	(366.1)	(93.8)
Net gain in asset valuation	14.2	37.3	(23.2)	(62.1)
Other	395.9	357.1	38.8	10.9
Other income	1,283.0	1,358.7	(75.7)	(5.6)

Other income for Grupo Aval decreased by 4.1% or Ps 63.9 billion in 2019 as compared to 2018 explained by (i) a Ps 327.3 billion decrease in gain on sale of property, plant and equipment driven by the recognition in 2018 of a Ps 372.8 billion gain in transactions associated with PP&E structure optimizations (see Note 30 of our audited consolidated financial statements) in Banco de Bogotá and Banco Popular and (ii) a Ps 23.2 billion decrease in net gain on asset valuation, which were partially offset by (i) a Ps 197.5 billion increase in net gain on sale of debt and equity securities (which includes a Ps 48.0 billion loss arising from the sale of impaired fixed income investments previously described), (ii) a Ps 31.9 billion increase in equity method mainly from Gases del Caribe and Cálidda, (iii) a Ps 28.8 billion increase in in foreign exchange gains (losses), net, and (iv) a Ps 13.2 billion increase in dividend income mainly because of a Ps 15.6 billion increase in dividend income from Grupo Energía de Bogotá (GEB).

Other expenses

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(4.4)	(5.2)	0.8	(15.5)
Personnel expenses	(4,085.4)	(3,877.6)	(207.8)	5.4
Administrative and other expenses	(4,954.3)	(4,640.5)	(313.8)	6.8
Depreciation and amortization	(901.5)	(539.8)	(361.7)	67.0
Impairment loss on other assets	(20.8)	(166.3)	145.5	(87.5)
Other	(205.0)	(141.7)	(63.3)	44.6
Other expenses	(10,171.3)	(9,371.0)	(800.3)	8.5

The Ps 361.7 billion increase in depreciation and amortization was mainly due to the adoption of IFRS 16 in 2019, which changed the accounting methodology for leases. As a result, some of our rent expenses previously accounted under administrative expenses are now accounted under depreciation and amortization expense. Depreciation and amortization expenses for right-of-use in 2019 were Ps 292.8 billion (for further information on the adoption of IFRS 16 see Note 2 to our consolidated financial statements).

The Ps 313.8 billion increase in administrative and other expenses is explained by (i) a Ps 156.5 billion increase in taxes and surcharges due to (i.i) a Ps 59.1 billion non-income tax expense incurred by Banco de Occidente and Banco Popular in order to increase the fiscal cost of certain fixed assets, which will enable the banks to sell them in the future with a lower income tax expense, (i.ii) a Ps 51.1 billion increase in non-income taxes in Central America explained by the introduction of a value added tax (VAT) on services in Costa Rica as part of the country’s structural tax reforms to curb fiscal deficit, (ii) a Ps 153.0 billion increase in contributions and affiliations, (iii) a Ps 92.4 billion increase in fees, which include consulting and legal fees among others, (iv) a Ps 86.4 billion increase in service expenses, which include marketing, staffing and temp, utilities, and supplies and stationery, among others, (v) a Ps 83.2 billion increase in maintenance and adequation. These increases were offset in part by a Ps 301.6 billion decrease in rent expenses associated with the adoption of IFRS 16 in 2019.

The Ps 207.8 billion increase in personnel expenses was driven by a Ps 208.2 billion or 13.3% increase in Central America (2.0% in U.S. dollars, which is the functional currency of this operation) which was heavily influenced by the 11.4% depreciation of the average translation exchange rate and a Ps 0.3 billion reduction in Colombia.

The impairment loss on other assets in 2018 includes a Ps 111.8 billion impairment carried out by Episol of its investment in Concesionaria Ruta del Sol (for more information see Note 14 of our audited consolidated financial statements).

The Ps 63.3 billion increase in other was driven by a Ps 84.2 billion increase in Porvenir related to emerging costs of legal proceedings related to individual civil lawsuits originated from a large number of mandatory pension fund clients, that are looking to transfer from the private to the public pension fund system outside the regulatory terms. This was partially offset by a Ps 26.9 billion decrease in provisions related to contingent loans (e.g., loan commitments, financial guarantees and unused credit card balances) measured by expected credit loss (ECL).

Given that Grupo Aval’s other expenses increased by 8.5% and its income increased by 4.3%, the efficiency ratio6 deteriorated to 47.6% in 2019 from 45.7% in 2018. The ratio of other expenses as a percentage of average assets improved by 8 basis points to 3.8% in 2019 from 3.9% in 2018.

Income tax expense

Income tax expense for Grupo Aval decreased by 2.9%, or Ps 63.3 billion, to Ps 2,086.3 billion in 2019. Grupo Aval’s effective tax rate7 was 29.2% in 2019 and 30.4% in 2018.

The change in the effective tax rate and income tax expense was mainly driven by (i) a lower statutory corporate income tax rate of 33% in 2019 (on October 29, 2019, the Constitutional Court declared the Financial Institutions surtax on the corporate income tax unconstitutional due to procedural faults. Therefore, for the year 2019 no surtax applied on Grupo Aval’s financial entities) as compared to 37% in 2018 (according to Law 1819, 2016, for the year 2018 a 4% surtax on the corporate income tax rate applied to taxpayers that obtained a taxable income in excess of eight hundred million pesos) and (ii) a Ps 86.3 billion deferred and current income tax recovery associated with the increase of the fiscal cost of certain fixed assets described above. 2018 included a positive impact of the Financing Law on deferred taxes, which resulted in a Ps 153.0 billion decrease in income tax expense.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by 2.6%, or Ps 59.2 billion, to Ps 2,331.0 billion in 2019 compared with 2018. The ratio of net income attributable to non-controlling interest to net income decreased to 43.4% in 2019 from 43.8% in 2018. The decrease in this ratio is mainly attributable to  the decrease in results from Corficolombiana that was partially offset by improving results in Porvenir (58.2% increase in net income), subsidiaries in which Grupo Aval holds 38.6% and 75.7% economic interests respectively.

6  Calculated as other expenses divided by the sum of net interest income, net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments at mandatorily at FVTPL and other income.

7 Calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income.

Management Discussion and Analysis of Operating Segments

In the following section we will refer to the consolidated results of our main operating segments. The presentation format in the following tables follows the structure of the Consolidated Statement of Income in our audited consolidated financial statements and may differ from the presentation of our operating segments in Note 31 of our audited consolidated financial statements in the following aspects:

(i)	The following tables aggregate intersegment and external income.
(ii)

“Impairment (loss) recovery on other financial assets” and “Recovery of charged-off financial assets” presented under “Net impairment loss on financial assets” in the Consolidated Statement of Income are recognized in “Other expenses” in Note 31.

(iii)

“Net trading income” and “Net income from other financial instruments mandatorily at FVTPL” presented as single line items in the Consolidated Statement of Income are recognized in “Other income” in Note 31.

Net income attributable presented in the following section refers to net income attributable to the owners of each of the subsidiaries presented herein. Grupo Aval’s ownership in each subsidiary is described in “Item 4. Information on the company—B. Business overview—Our operations”.

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to owners of the parent for the year ended December 31, 2019 decreased by 5.8%, or Ps 170.8 billion, to Ps 2,766.4 billion compared to the year ended December 31, 2018. This decrease is attributable to a Ps 804.6 billion increase in other expenses, a Ps 311.8 billion decrease in other income, a Ps 133.5 billion increase in net impairment loss on financial assets, and a Ps 113.3 billion increase in non-controlling interest. Partially offsetting the above, is a Ps 629.2 billion increase in net interest income, a Ps 531.5 billion increase in net income from commissions and fees, and a Ps 83.3 billion increase in net trading income.

The following discussion describes the principal drivers of Banco de Bogotá’s results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018.

	Banco de Bogotá Consolidated
	For the year ended		Change 2019 vs
	December 31,		2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	12,375.2	11,195.4	1,179.9	10.5
Total interest expense	(4,879.5)	(4,328.8)	(550.7)	12.7
Net interest income	7,495.7	6,866.5	629.2	9.2
Impairment loss on loans and other accounts receivable	(2,767.8)	(2,610.9)	(156.9)	6.0
Impairment (loss) recovery on other financial assets	(11.0)	(5.1)	(5.9)	114.4
Recovery of charged-off financial assets	153.2	123.9	29.2	23.6
Net impairment loss on financial assets	(2,625.6)	(2,492.1)	(133.5)	5.4
Net income from commissions and fees	4,569.6	4,038.2	531.5	13.2
Gross loss from sales of goods and services	(126.9)	(124.3)	(2.6)	2.1
Net trading income	495.3	412.1	83.3	20.2
Other income	1,275.0	1,586.7	(311.8)	(19.6)
Other expenses	(7,010.4)	(6,205.8)	(804.6)	13.0
Income before income tax expense	4,072.7	4,081.3	(8.6)	(0.2)
Income tax expense	(999.0)	(950.0)	(49.0)	5.2
Net income for the year	3,073.7	3,131.2	(57.6)	(1.8)
Net income for the year attributable to:
Owners of the parent	2,766.4	2,937.3	(170.8)	(5.8)
Non-controlling interest	307.2	194.0	113.3	58.4

The following tables differentiate the results between those obtained in Banco de Bogotá’s Colombian operation and those obtained in its Central American operation8. At December 31, 2019, 52.6% of the consolidated total assets were in Colombia, and 47.4% in Central America.

8 Banco de Bogotá’s Central American operation refers to Leasing Bogotá S.A. Panamá operation expressed in Colombian pesos, at the exchange rate of the period.

	Banco de Bogotá's Colombian Operation
	For the year ended		Change 2019 vs
	December 31,		2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	6,070.7	5,845.4	225.3	3.9
Total interest expense	(2,723.1)	(2,474.9)	(248.2)	10.0
Net interest income	3,347.6	3,370.5	(22.9)	(0.7)
Impairment loss on loans and other accounts receivable	(1,516.3)	(1,492.6)	(23.6)	1.6
Impairment (loss) recovery on other financial assets	(1.6)	1.7	(3.2)	(193.5)
Recovery of charged-off financial assets	153.2	123.9	29.2	23.6
Net impairment loss on financial assets	(1,364.7)	(1,367.0)	2.4	(0.2)
Net income from commissions and fees	2,107.8	1,915.7	192.1	10.0
Gross loss from sales of goods and services	(126.9)	(124.3)	(2.6)	2.1
Net trading income	475.2	409.4	65.8	16.1
Other income	843.2	1,021.1	(177.9)	(17.4)
Other expenses	(3,032.3)	(2,817.6)	(214.7)	7.6
Income before income tax expense	2,249.9	2,407.8	(157.9)	(6.6)
Income tax expense	(521.5)	(456.4)	(65.1)	14.3
Net income for the year	1,728.5	1,951.5	(223.0)	(11.4)
Net income for the year attributable to:
Owners of the parent	1,421.2	1,757.6	(336.4)	(19.1)
Non-controlling interest	307.1	193.8	113.2	58.4

As described above, Banco de Bogotá’s net income attributable to owners of the parent from its Colombian operation decreased by 19.1% or Ps 336.4 billion, driven by a Ps 214.7 billion increase in other expense, a Ps 177.9 billion decrease in other income, a Ps 113.2 billion increase in non-controlling interest, a Ps 65.1 billion increase in income tax expense, and a Ps 22.9 billion decrease in net interest income. These were partially offset by a Ps 192.1 billion increase in net income from commissions and fees and a Ps 65.8 billion increase in net trading income.

	Banco de Bogotá's Central American Operation
	For the year ended		Change 2019 vs
	December 31,		2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	6,304.5	5,349.9	954.6	17.8
Total interest expense	(2,156.4)	(1,853.9)	(302.5)	16.3
Net interest income	4,148.1	3,496.0	652.1	18.7
Impairment loss on loans and other accounts receivable	(1,251.5)	(1,118.3)	(133.3)	11.9
Impairment (loss) recovery on other financial assets	(9.4)	(6.8)	(2.6)	38.7
Net impairment loss on financial assets	(1,261.0)	(1,125.0)	(135.9)	12.1
Net income from commissions and fees	2,461.8	2,122.5	339.4	16.0
Net trading income	20.1	2.6	17.5	667.9
Other income	431.7	565.6	(133.9)	(23.7)
Other expenses	(3,978.1)	(3,388.2)	(589.9)	17.4
Income before income tax expense	1,822.8	1,673.4	149.4	8.9
Income tax expense	(477.6)	(493.7)	16.1	(3.3)
Net income for the year	1,345.2	1,179.7	165.5	14.0
Net income (loss) from discontinued operations	0.2	—	0.2	N.A.
Net income for the year from continued operations	1,345.4	1,179.7	165.6	14.0
Net income for the year attributable to:
Owners of the parent	1,345.3	1,179.6	165.6	14.0
Non-controlling interest	0.1	0.1	0.0	6.3

Banco de Bogotá’s net income derived from its Central American operation grew 14.0% or Ps 165.6 billion, driven by a Ps 652.1 billion increase in net interest income, a Ps 339.4 billion increase in net income from commissions and fees, and a Ps 17.5 billion increase in net trading income. These were partially offset by a Ps 589.9 billion increase in other expenses, a Ps 135.9 billion increase in net impairment loss on financial assets, and a Ps 133.9 billion decrease in other income.

Net income attributable to owners of the parent in Central America, which incorporates a mixture of local currencies and local U.S. dollars, is impacted when translated into Colombian pesos due to a 11.4% depreciation of the average translation exchange rate to Ps 3,294.73 per dollar for 2019 from  Ps 2,958.31 pesos per dollar for 2018.

Net interest income

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans	4,783.7	4,530.1	253.6	5.6
Consumer loans	5,264.6	4,786.6	478.0	10.0
Mortgage loans	1,212.7	1,051.0	161.7	15.4
Microcredit loans	104.9	107.6	(2.7)	(2.5)
Interbank and overnight funds	387.8	267.2	120.7	45.2
Interest on loan portfolio	11,753.7	10,742.5	1,011.2	9.4
Interest on investments in debt securities	621.5	452.8	168.7	37.2
Total interest income	12,375.2	11,195.4	1,179.9	10.5
Interest expense:
Checking accounts	(401.9)	(338.1)	(63.8)	18.9
Time deposits	(2,357.4)	(2,112.0)	(245.4)	11.6
Savings deposits	(720.7)	(704.9)	(15.8)	2.2
Total interest expense on deposits	(3,480.1)	(3,155.1)	(325.0)	10.3
Interbank borrowings and overnight funds	(133.7)	(81.7)	(52.0)	63.6
Borrowings from banks and others	(697.2)	(575.5)	(121.7)	21.1
Bonds issued	(482.8)	(434.3)	(48.5)	11.2
Borrowings from development entities	(85.6)	(82.2)	(3.4)	4.2
Total interest expense	(4,879.5)	(4,328.8)	(550.7)	12.7
Net interest income	7,495.7	6,866.5	629.2	9.2

Banco de Bogotá’s net interest income increased by 9.2%, or Ps 629.2 billion to Ps 7,495.7 billion in 2019 and its average total interest-earning assets increased by 8.0%, or Ps 9,560.7 billion, to Ps 128,810.4 billion in 2019. Consequently, net interest margin decreased by 6 basis points to 5.8% in 2019. The interest spread between the average yield on gross loans and the average rate paid on interest-bearing deposits increased by 3 basis points to 6.7% in 2019. As it will be explained in detail, the stability in the net interest margin and spread was mainly driven by the bank’s Central American operation.

The following table shows the impact on interest income on interest-earning assets derived from changes in the average balance and the average yield per type of interest-earning asset. Interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans	65,216.2	61,629.7	3,586.5	5.8	7.3%	7.4%	263.1	(9.5)	253.6
Consumer loans	32,006.8	28,776.5	3,230.3	11.2	16.4%	16.6%	531.3	(53.4)	478.0
Mortgage loans	14,650.2	12,820.6	1,829.7	14.3	8.3%	8.2%	151.5	10.2	161.7
Microcredit loans	408.1	407.8	0.2	0.1	25.7%	26.4%	0.1	(2.8)	(2.7)
Gross loans	112,281.3	103,634.6	8,646.7	8.3	10.1%	10.1%	875.3	15.2	890.5
Interbank and overnight funds	3,244.5	4,372.3	(1,127.8)	(25.8)	12.0%	6.1%	(134.8)	255.5	120.7
Total gross loans	115,525.8	108,006.9	7,518.9	7.0	10.2%	9.9%	765.0	246.2	1,011.2
Interest on investments in debt securities	13,284.6	11,242.8	2,041.8	18.2	4.7%	4.0%	95.5	73.1	168.7
Total interest-earning assets	128,810.4	119,249.7	9,560.7	8.0	9.6%	9.4%	918.5	261.3	1,179.9

The 8.5% or Ps 890.5 billion increase in interest income on gross loans for Banco de Bogotá in 2019 as compared to 2018 was a result of (i) an increase in the average balance of gross loans of Ps 8,646.7 billion (Ps 6,350.7 billion of the increase from Banco de Bogotá’s Central American operation and Ps 2,295.9 billion from Banco de Bogotá’s Colombian operation) that resulted in a Ps 875.3 billion increase in interest income and (ii) a 1 basis point increase in the average yield on gross loans to 10.1% that led to a Ps 15.2 billion increase in interest income.

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	21,730.7	18,805.9	2,924.8	15.6	1.8%	1.8%	(54.1)	(9.7)	(63.8)
Time deposits	47,308.2	42,556.4	4,751.8	11.2	5.0%	5.0%	(236.8)	(8.6)	(245.4)
Savings accounts	32,029.4	29,918.7	2,110.7	7.1	2.3%	2.4%	(47.5)	31.7	(15.8)
Total deposits	101,068.3	91,281.0	9,787.3	10.7	3.4%	3.5%	(337.0)	12.0	(325.0)
Interbank borrowings and overnight funds	3,009.7	2,299.5	710.2	30.9	4.4%	3.6%	(31.6)	(20.4)	(52.0)
Borrowings from banks and others	15,833.5	14,024.5	1,809.0	12.9	4.4%	4.1%	(79.7)	(42.0)	(121.7)
Bonds issued	8,440.8	7,670.6	770.2	10.0	5.7%	5.7%	(44.1)	(4.5)	(48.5)
Borrowings from development entities	1,980.1	1,737.1	243.0	14.0	4.3%	4.7%	(10.5)	7.1	(3.4)
Other funding	29,264.2	25,731.7	3,532.5	13.7	4.8%	4.6%	(168.9)	(56.7)	(225.7)
Total funding	130,332.5	117,012.8	13,319.7	11.4	3.7%	3.7%	(498.7)	(52.0)	(550.7)

The 12.7% or Ps 550.7 billion increase in total interest expense for Banco de Bogotá is explained by a 11.4% or Ps 13,319.7 billion increase in the average balance of total interest-bearing funding to Ps 130,332.5 billion in 2019, resulting in a Ps 498.7 billion increase in interest expense. Also contributing to the increase of total interest expense, is a 4 basis points increase in the average rate paid to 3.7% in 2019, that led to a Ps 52.0 billion increase in interest expense. The average rate paid on other funding increased due to a shift in mix towards borrowings from banks and others, which is mainly explained by the lease liabilities arising as a result of the adoption of IFRS 16. These liabilities have longer maturities and higher average interest rates than the existing average borrowings from banks and others in 2018.

Net interest income for Banco de Bogotá’s Colombian operations:

Banco de Bogotá’s Colombian operations net interest income decreased by 0.7% or Ps 22.9 billion to Ps 3,347.6 billion and its average total interest-earning assets increased by 3.5%, or Ps 2,236.4 billion, to Ps 66,695.5 billion for the year ended December 31, 2019. The above resulted in a 21 basis points decrease in net interest margin to 5.0% in 2019 from 5.2% in 2018. The spread between the yield earned on gross loans and the rate paid on deposits decreased by 11 basis points to 5.8% in 2019 from 5.9% in 2018.

Total interest income for Banco de Bogotá’s Colombian operations increased by 3.9% or Ps 225.3 billion to Ps 6,070.7 billion in 2019, driven by an increase of Ps 193.3 billion in interest income on total gross loans (driven by a 2.0% or Ps 110.7 billion increase in interest income on gross loans and a Ps 82.6 billion increase in interest income on interbank and overnight funds) and a 12.5% or Ps 31.9 billion increase in interest on investments in debt securities.

The following table shows the impact on interest income on interest-earning assets for Banco de Bogotá’s Colombian operations derived from changes in the average balance and the average yield per type of interest-earning asset.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans	42,323.8	41,650.5	673.3	1.6	7.4%	7.6%	49.7	(102.3)	(52.6)
Consumer loans	12,204.5	11,141.4	1,063.1	9.5	16.2%	16.6%	172.2	(48.1)	124.0
Mortgage loans	3,784.9	3,225.6	559.3	17.3	9.1%	9.4%	51.1	(9.2)	41.9
Microcredit loans	408.1	407.8	0.2	0.1	25.7%	26.4%	0.1	(2.8)	(2.7)
Gross loans	58,721.2	56,425.3	2,295.9	4.1	9.5%	9.6%	217.0	(106.3)	110.7
Interbank and overnight funds	1,364.2	2,006.2	(642.0)	(32.0)	17.1%	7.5%	(109.5)	192.2	82.6
Total gross loans	60,085.4	58,431.5	1,653.9	2.8	9.6%	9.6%	159.2	34.1	193.3
Interest on investments in debt securities	6,610.0	6,027.5	582.5	9.7	4.3%	4.2%	25.3	6.6	31.9
Total interest-earning assets	66,695.5	64,459.0	2,236.4	3.5	9.1%	9.1%	203.6	21.7	225.3

The decrease in the average yield of gross loans in Banco de Bogotá’s Colombian operation is a result of (i) a 10 basis points decrease in the average Central Bank rate to 4.25% in 2019 from 4.35% in 2018 and (ii) interest rates for loans across the banking system were increasingly competitive, particularly during the second half of the year, as the improvement in credit quality was priced into new originations, especially in consumer loans. However, the change in mix towards consumer and mortgage loans helped the bank mitigate the yield reduction across all loans, as they have higher interest rates than commercial loans.

The following table shows the impact on interest expense for Banco de Bogotá’s Colombian operations derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	7,184.2	6,333.1	851.1	13.4	3.7%	3.6%	(31.7)	(5.3)	(37.0)
Time deposits	22,648.9	21,277.7	1,371.1	6.4	4.7%	4.8%	(63.8)	28.3	(35.5)
Savings accounts	21,772.4	21,170.6	601.8	2.8	2.7%	2.8%	(16.0)	24.2	8.2
Total deposits	51,605.4	48,781.4	2,824.0	5.8	3.7%	3.8%	(104.0)	39.7	(64.4)
Interbank borrowings and overnight funds	2,120.9	1,361.5	759.3	55.8	5.9%	5.4%	(45.0)	(7.2)	(52.2)
Borrowings from banks and others	5,987.1	4,183.4	1,803.7	43.1	3.2%	2.5%	(58.6)	(29.5)	(88.1)
Bonds issued	7,375.7	6,717.3	658.4	9.8	5.6%	5.6%	(37.2)	(2.9)	(40.1)
Borrowings from development entities	1,980.1	1,737.1	243.0	14.0	4.3%	4.7%	(10.5)	7.1	(3.4)
Other funding	17,463.8	13,999.3	3,464.4	24.7	4.7%	4.6%	(163.1)	(20.7)	(183.8)
Total funding	69,069.1	62,780.7	6,288.5	10.0	3.9%	3.9%	(247.9)	(0.3)	(248.2)

The 10.0% or Ps 248.2 billion increase in total interest expense for Banco de Bogotá’s Colombian operations was driven by an increase in the average balance of interest-bearing funding. The average rate paid on interest-bearing deposits decreased, in line with the repricing of time deposits and savings accounts in tandem with the Central Bank rate. In contrast, the average rate paid on other funding increased due to a shift in mix towards borrowings from banks and others, which is mainly explained by the lease liabilities arising as a result of the adoption of IFRS 16.

Net interest income for Banco de Bogotá’s Central American operations:

Net interest income for Banco de Bogotá’s Central American operations grew by 18.7% or Ps 652.1 billion to Ps 4,148.1 billion while its average total interest-earning assets increased by 13.4%, or Ps 7,324.3 billion, to Ps 62,114.9 billion for the year ended December 31, 2019. The above resulted in a 30 basis points increase in net interest margin to 6.7% in 2019 from 6.4% in 2018. The spread between the yield earned on gross loans and the rate paid on deposits, increased 10 basis points to 7.7% in 2019 from 7.6% in 2018. The volatility of the average exchange rate at which the statement of income is recorded impacted the net interest margin as the devaluation of the Colombian peso at which the net interest income is translated was 11.0% whereas the devaluation at which the average interest earning assets were translated was 9.8%.

Total interest income for the Central American operations increased by 17.8% or Ps 954.6 billion, driven by an increase of Ps 817.9 billion in interest income on total gross loans (driven by a Ps 779.8 billion increase in interest income on gross loans and Ps 38.0 billion increase in interest income on interbank and overnight funds) and a 69.2% or Ps 136.7 billion increase in interest on investment securities.

The following table shows the impact on interest income on interest-earning assets for Banco de Bogotá’s Central American operations derived from changes in the average balance and the average yield per type of interest-earning asset.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans	22,892.4	19,979.2	2,913.2	14.6	7.3%	6.8%	211.3	94.9	306.2
Consumer loans	19,802.3	17,635.1	2,167.2	12.3	16.6%	16.6%	359.9	(5.9)	353.9
Mortgage loans	10,865.3	9,595.0	1,270.4	13.2	8.0%	7.8%	101.3	18.4	119.7
Gross loans	53,560.0	47,209.3	6,350.7	13.5	10.9%	10.7%	689.5	90.3	779.8
Interbank and overnight funds	1,880.3	2,366.2	(485.8)	(20.5)	8.2%	4.9%	(40.1)	78.1	38.0
Total gross loans	55,440.4	49,575.4	5,864.9	11.8	10.8%	10.4%	631.6	186.3	817.9
Interest on investments in debt securities	6,674.6	5,215.2	1,459.4	28.0	5.0%	3.8%	73.1	63.6	136.7
Total interest-earning assets	62,114.9	54,790.7	7,324.3	13.4	10.1%	9.8%	743.4	211.2	954.6

The increase in the average yield on gross loans for Banco de Bogotá’s Central American operations resulted from an increase in the average yield of commercial loans as growth in the average balances of these loans were driven by countries with higher interest rates such as Honduras, Costa Rica and Guatemala, while Panamá saw a contraction of its average balance and has lower interest rates.

The following table shows the impact on interest expense for Banco de Bogotá’s Central American operations derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	14,546.6	12,472.9	2,073.7	16.6	0.9%	0.9%	(19.2)	(7.7)	(26.8)
Time deposits	24,659.4	21,278.7	3,380.6	15.9	5.3%	5.1%	(178.7)	(31.1)	(209.9)
Savings accounts	10,257.0	8,748.1	1,508.9	17.2	1.4%	1.3%	(20.8)	(3.2)	(24.0)
Total deposits	49,462.9	42,499.7	6,963.3	16.4	3.2%	3.1%	(222.3)	(38.3)	(260.7)
Interbank borrowings and overnight funds	888.9	938.0	(49.1)	(5.2)	0.9%	0.9%	0.4	(0.3)	0.2
Borrowings from banks and others	9,846.4	9,841.0	5.4	0.1	5.1%	4.8%	(0.3)	(33.3)	(33.6)
Bonds issued	1,065.2	953.4	111.8	11.7	6.2%	6.1%	(6.9)	(1.5)	(8.4)
Other funding	11,800.4	11,732.4	68.0	0.6	4.9%	4.6%	(3.3)	(38.5)	(41.8)
Total funding	61,263.3	54,232.1	7,031.3	13.0	3.5%	3.4%	(247.5)	(55.0)	(302.5)

Total interest expense for Banco de Bogotá’s Central American operations increased by 16.3%, or Ps 302.5 billion, explained by a 13.0% or Ps 7,031.3 billion increase in the average balance of total interest-bearing funding that resulted in a Ps 247.5 billion increase in interest expense. Also contributing to the increase in interest expense was a 10 basis points increase in the average cost of funding to 3.5% for 2019 from 3.4% for 2018 that led to a Ps 55.0 billion increase in interest expense. The average rate paid on other funding increased due to a shift in mix towards borrowings from banks and others, which is mainly explained by the lease liabilities arising as a result of the adoption of IFRS 16.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(2,767.8)	(2,610.9)	(156.9)	6.0
Impairment (loss) recovery on other financial assets	(11.0)	(5.1)	(5.9)	114.4
Recovery of charged-off financial assets	153.2	123.9	29.2	23.6
Net impairment loss on financial assets	(2,625.6)	(2,492.1)	(133.5)	5.4

The following table shows the delinquency ratios for each of Banco de Bogotá’s gross loans:

	Year ended December 31,				Change, 2019 vs. 2018
					Loans at least 91	Delinquency
	2019		2018		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Commercial loans	2,185.7	3.2%	1,938.3	3.0%	247.4	0.2
Consumer loans	894.7	2.7%	825.6	2.6%	69.0	0.0
Mortgage loans	437.6	2.9%	279.2	2.0%	158.4	0.9
Microcredit loans	55.3	13.7%	51.4	12.3%	3.9	1.4
Gross loans	3,573.3	3.1%	3,094.5	2.8%	478.8	0.2
Commercial loans	2,041.9	4.7%	1,776.5	4.3%	265.4	0.4
Consumer loans	469.8	3.6%	470.6	4.0%	(0.8)	(0.4)
Mortgage loans	119.1	2.9%	89.8	2.6%	29.3	0.4
Microcredit loans	55.3	13.7%	51.4	12.3%	3.9	1.4
Colombian Operations	2,686.1	4.4%	2,388.3	4.2%	297.8	0.2
Commercial loans	143.8	0.6%	161.8	0.7%	(18.0)	(0.1)
Consumer loans	424.8	2.1%	355.0	1.8%	69.8	0.3
Mortgage loans	318.5	2.9%	189.4	1.8%	129.1	1.1
Central American Operations	887.1	1.6%	706.2	1.3%	180.9	0.3

(1)	Calculated as loans past due more than 90 days divided by gross loans.

Net impairment loss on financial assets for Banco de Bogotá increased by 5.4% or Ps 133.5 billion in 2019 as compared to 2018 (a Ps 135.9 billion increase in the Central American operation and a Ps 2.4 billion decrease in the Colombian operations), driven primarily by a 6.0% or Ps 156.9 billion increase in impairment loss on loans and other accounts receivable resulting mainly from the peso depreciation, and a Ps 5.9 billion increase in impairment (loss) recovery on other financial assets, partially offset by a Ps 29.2 billion increase in recoveries of charged-off financial assets. For more information on loss allowance calculations under IFRS 9, please refer to Note 4 of our audited consolidated financial statements.

Banco de Bogotá’s cost of risk9 improved by 5 basis points to 2.5% in 2019. The cost of risk net of recoveries of charged-off financial assets10 improved to 2.3% for 2019 from 2.4% for 2018.

Charge-offs for Banco de Bogotá increased by 66.0% or Ps 1,205.8 billion to Ps 3,031.9 billion in 2019 as compared to 2018, and its ratio of charge-offs to average balance of gross loans increased to 2.7% in 2019 from 1.8% in 2018. Banco de Bogotá’s Colombian operations charged-off the Ps 528.9 billion total exposure to Electricaribe and the Ps 41.0 billion total exposure to Tranzit S.A., one of the SITP companies, during 2019.

The recovery of charged-off financial assets increased by 23.6% or Ps 29.2 billion, all of which are attributable to Banco de Bogotá’s Colombian operations.

9 Measured as impairment loss on loans and other accounts receivable divided by the average balance of gross loans.

10 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of gross loans.

Banco de Bogotá’s coverage ratio for loans past due more than 90 days was 143.9% at December 31, 2019, with a ratio of 128.8% for its Colombian operations and 189.5% for its Central American operations. These ratios compare to 165.9%, 148.8% and 223.6% for the consolidated, Colombian and Central American operations at December 31, 2018, respectively.

Net impairment loss on financial assets for Banco de Bogotá’s Colombian operations:

Net impairment loss on financial assets for Banco de Bogotá’s Colombian operations decreased by 0.2% or Ps 2.4 billion to Ps 1,364.7 billion in 2019 from Ps 1,367.0 billion in 2018, mainly explained by a Ps 29.2 billion increase in recoveries of charged-off financial assets, partially offset by a Ps 23.6 billion increase in impairment loss on loans and other accounts receivable (driven by a Ps 24.8 billion increase in impairment loss on commercial loans, a Ps 10.3 billion increase in impairment loss on microcredit loans, and partially offset by a Ps 16.9 billion decrease in impairment loss on consumer loans).  The increase in impairment loss on commercial loans was mainly driven by a 6.2% or Ps 2,546.4 billion increase of the commercial loan portfolio on a year-on-year basis.

The decrease in impairment loss on consumer loans for the bank’s Colombian operations was mainly driven by the improvement in delinquency as measured by consumer loans past due more than 30 and 90 days, which improved to 6.1% and 3.6% in 2019 from 6.6% and 4.0% in 2018, respectively.

The Ps 10.3 billion increase in impairment loss on microcredit loans for the bank’s Colombian operations was mainly driven by the deterioration of asset quality as measured by microcredit loans classified as Stage 2 and Stage 3 over total microcredit loans which deteriorated to 19.7% in 2019 from 19.0% in 2018.

The cost of risk for Banco de Bogotá’s Colombian operations improved by 6 basis points to 2.6% in 2019. The cost of risk net of recoveries of charged-off financial assets improved by 10 basis points to 2.3% in 2019 from 2.4% for 2018.

Charge-offs for Banco de Bogotá’s Colombian operations increased by Ps 956.2 billion to Ps 1,861.1 billion in 2019 as compared to 2018, and its ratio of charge-offs to average balance of gross loans increased to 3.2% in 2019 from 1.6% in 2018. Banco de Bogotá’s Colombian operations charged-off the Ps 528.9 billion total exposure to Electricaribe and the Ps 41.0 billion total exposure to one of the SITP companies during 2019.

The delinquency of commercial loans was affected by the CRDS loan, which as of December 31, 2019 was past due more than 90 days with a Ps 449.2 billion total exposure. This loan was classified as Stage 3 both at December 31, 2019 and 2018.

Net impairment loss on financial assets for Banco de Bogotá’s Central American operations:

The Ps 135.9 billion or 12.1% increase in net impairment loss on financial assets resulting from the bank’s Central American operations is mainly explained by a Ps 133.3 billion increase in impairment loss on loans and other accounts receivable to Ps 1,251.5 billion in 2019 from Ps 1,118.3 billion in 2018, and by a Ps 2.6 billion increase in impairment (loss) on other financial assets. The strong increase is partly explained depreciation of the average translation exchange rate between 2019 and 2018, as previously mentioned.

The increase in impairment loss on loans and other accounts receivable of Ps 133.3 billion was driven by (i) a Ps 68.2 billion or 7.5% increase in impairment loss on consumer loans partly explained by the depreciation of the Colombian peso, (ii) a Ps 42.9 billion or 61.7% increase in impairment loss on mortgage loans mainly driven by Costa Rica and Panamá and by the depreciation of the Colombian peso, and (iii) a Ps 19.0 billion or 13.9% increase in impairment loss on commercial loans, mainly driven by the depreciation of the Colombian peso.

The cost of risk for Banco de Bogotá’s Central American operations improved to 2.3% in 2019 from 2.4% in 2018.

Net income from commissions and fees

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Banking fees	3,548.9	3,150.9	398.0	12.6
Bonded warehouse services	98.3	99.0	(0.8)	(0.8)
Trust activities and portfolio management services	178.3	165.8	12.4	7.5
Pension and severance fund management	1,127.2	985.2	142.0	14.4
Income from commissions and fees	4,952.6	4,401.0	551.6	12.5
Expenses from commissions and fees	(383.0)	(362.8)	(20.2)	5.6
Net income from commissions and fees	4,569.6	4,038.2	531.5	13.2

Net income from commissions and fees for Banco de Bogotá increased by 13.2% or Ps 531.5 billion in 2019 as compared to 2018, with Ps 339.4 billion resulting from Banco de Bogotá’s Central American operations and Ps 192.1 billion resulting from Banco de Bogotá’s Colombian operations.

The Ps 192.1 billion or 10.0% increase resulting from Banco de Bogotá’s Colombian operations was mainly driven by a Ps 132.8 billion or 13.9% increase in fees from pension and severance fund management (since the bank consolidates Porvenir), a Ps 32.9 billion or 9.9% increase in fees from debit and credit cards, a Ps 12.4 billion or 7.5% increase in fees from trust activities and portfolio management services and a Ps 4.2 billion decrease in expenses from commissions and fees.

The increase in fees from pension and severance fund management was primarily driven by a Ps 105.3 billion, or 15.2%, increase in fee income from the administration of mandatory pension funds to Ps 798.8 billion in 2019 from Ps 693.5 billion in 2018. Such results are explained by higher performance-based fees charged to non-contributing clients linked to higher returns on assets under management and to an increase of 0.6 million in the number of clients to 9.6 million as of December 31, 2019 from 8.9 million as of December 31, 2018.

Fee income from severance fund management increased by Ps 17.6 billion, or 10.3%, to Ps 187.8 billion in 2019 from Ps 170.2 billion in 2018. This increase was mainly due to an increase of 0.2 million in the number of severance funds clients to 4.4 million as of December 31, 2019 from 4.2 million as of December 31, 2018.

Revenues received from the administration of voluntary pension funds increased by Ps 4.3 billion or 5.2%, to Ps 86.8 billion in 2019 from Ps 82.5 billion in 2018. This increase was mainly due to an increase in the balance of managed funds to Ps 4.5 trillion as of December 31, 2019 from Ps 4.0 trillion as of December 31, 2018.

Revenues received from the administration of third-party liability pension funds increased by Ps 5.6 billion or 73.6% to Ps 13.2 billion in 2019 from Ps 7.6 billion in 2018 derived from performance-based commissions linked to higher returns on assets under management.

The Ps 339.4 billion or 16.0% increase in net income from commissions and fees from Banco de Bogotá’s Central American operations, was mainly driven by a Ps 227.1 billion increase in banking fees, and a Ps 127.5 billion increase in debit and credit card commissions, partially offset by a Ps 24.3 billion increase in commissions and fee expenses. The increase is also explained by the depreciation of the average translation exchange rate between 2019 and 2018, as previously mentioned.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from sales of goods and services	109.0	130.6	(21.6)	(16.5)
Costs and expenses of sales of goods and services	(235.9)	(254.9)	19.0	(7.4)
Gross loss from sales of goods and services	(126.9)	(124.3)	(2.6)	2.1

Gross loss from sales of goods and services increased by Ps 2.6 billion to a gross loss of Ps 126.9 billion in 2019 from a gross loss of Ps 124.3 billion in 2018. Income from sales of goods and services decreased Ps 21.6 billion to Ps 109.0 billion in 2019 from Ps 130.6 billion in 2018, mainly driven by a Ps 17.2 billion decrease in income from transportation and storage services in Almaviva due to the termination of three non-profitable contracts, that were recognized in costs and expenses materially in the same magnitude, and a Ps 3.6 billion decrease in income from Megalínea; both are subsidiaries of Banco de Bogotá.

Costs and expenses of sales of goods and services showed a Ps 19.0 billion decrease to Ps 235.9 billion in 2019 from Ps 254.9 billion in 2018. Of that, Ps 17.2 billion correspond to Almaviva’s termination of non-profitable contracts as mentioned above.

The gross loss from sales of goods and services is normal as the subsidiaries provide services to Banco de Bogotá and its subsidiaries, and thus have part of their income eliminated in the consolidation process.

Net trading income

During 2019, Banco de Bogotá’s net trading income11 was Ps 495.3 billion, 20.2% or Ps 83.3 billion higher than the Ps 412.1 billion for 2018. Colombian operations accounted for a Ps 65.8 billion increase in net trading income, and Banco de Bogotá’s Central American operations contributed with a Ps 17.5 billion increase in net trading income. The Ps 83.3 billion increase in net trading income was driven by a Ps 382.3 billion increase in net trading income from investment securities at FVTPL, partially offset by a Ps 299.0 billion decrease in net trading income from derivatives.

The Ps 382.3 billion increase in net trading income from investment securities at FVTPL, for Banco de Bogotá, was mainly driven by a Ps 305.0 billion increase in the Colombian operations to Ps 341.6 billion in 2019. The increase in the return of this portfolio was driven by higher returns on the bank’s and Porvenir’s equity and fixed income securities at FVTPL, which for the latter were related to its stabilization reserve (see “Item 4. Information on the Company—A. History and development of the company—Pension Fund Management—Porvenir”). For the Central American operation net trading income from investment securities at FVTPL increased Ps 77.3 billion to a net gain of Ps 55.8 billion in 2019 from a net loss of Ps 21.5 billion in 2018 as this operation benefited from a recovery of some debt instruments driven by positive global financial markets during the year.

Total income from valuation on trading and hedging derivatives decreased Ps 299.0 billion to Ps 98.0 billion in 2019 from Ps 397.0 billion in 2018, driven by the fluctuation of the Colombian peso during 2019. Of the Ps 299.0 billion decrease, Ps 239.3 billion are explained by the Colombian operations and Ps 59.8 billion by the Central American operations.

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

Total income from investment securities for Banco de Bogotá (comprised of interest income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 1,018.8 billion for 2019, Ps 551.0 billion higher than in 2018. This was primarily driven by an increase of 274 basis points in the average return on total investment securities to 6.2% in 2019 from 3.4% in 2018, generating a Ps 375.1 billion increase in interest income.

11 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities at FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives which are not part of qualifying hedge relationships.

The average balance of total investment securities increased by Ps 2,858.6 billion to Ps 16,561.3 billion in 2019, resulting in a Ps 175.9 billion increase in interest income. Global fixed income and equity markets posted strong gains that translated into higher returns on Banco de Bogotá’s investment portfolios.

Total income from investment securities for Banco de Bogotá’s Colombian operations:

Total income from investment securities for Banco de Bogotá’s Colombian operations was Ps 628.6 billion for 2019, Ps 337.0 billion higher than in 2018. This was primarily driven by an increase of 297 basis points in the average return on total investment securities to 6.5% in 2019 from 3.5% in 2018, generating a Ps 248.1 billion increase in interest income. Moreover, there was a Ps 1,374.7 billion increase in the average balance of total investment securities to Ps 9,722.6 billion in 2019 , resulting in a Ps 88.9 billion increase in interest income. As mentioned before, derivatives operations partially offset the better returns from investment securities.

Total income from investment securities for Banco de Bogotá’s Central American operations:

Total income from investment securities for Banco de Bogotá’s Central American operations was Ps 390.2 billion for 2019, Ps 214.0 billion higher than in 2018. This was primarily driven by an increase of 242 basis points in the average return on total investment securities to 5.7% in 2019 from 3.3% in 2018, generating a Ps 129.4 billion increase in interest income. Furthermore, the average balance of total investment securities increased Ps 1,483.9 billion or 27.7% to Ps 6,838.7 billion in 2019, resulting in a Ps 84.7 billion increase in interest income.

Other income

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	277.3	302.8	(25.5)	(8.4)
Share of profit of equity accounted investees, net of tax (Equity method)	524.4	568.2	(43.8)	(7.7)
Net gain on sale of debt and equity securities	131.8	24.8	107.0	431.2
Dividends	10.2	17.7	(7.6)	(42.7)
Gain (loss) on the sale of non-current assets held for sale	20.2	18.8	1.5	7.8
Gain on sale of property, plant and equipment	7.7	314.8	(307.1)	(97.5)
Net gain in asset valuation	5.4	29.3	(23.9)	(81.5)
Other	298.1	310.3	(12.3)	(4.0)
Other income	1,275.0	1,586.7	(311.8)	(19.6)

Total other income for Banco de Bogotá decreased by Ps 311.8 billion to Ps 1,275.0 billion in 2019, resulting from a Ps 177.9 billion decrease from Banco de Bogotá’s Colombian operations and Ps 133.9 billion decrease from Banco de Bogotá’s Central American operations.

The Ps 177.9 billion decrease from Banco de Bogotá’s Colombian operations was mainly driven by (i) a Ps 307.1 billion decrease in gain on sale of property, plant and equipment related to the recognition in 2018 of a Ps 312.3 billion gain in non-monetary transactions associated with PP&E structure optimizations and (ii) a Ps 123.4 billion gain from the dilution resulting from Corficolombiana’s capitalization process in August 2018. In addition, equity method decreased by Ps 43.8 billion driven by Corficolombiana’s decrease in net income (for further details see Corficolombiana’s MD&A), and net gain on asset valuation decreased by Ps 23.9 billion. Partially offsetting these decreases, was a Ps 198.5 billion increase in foreign exchange gains, net and a Ps 73.2 billion increase in net gain on sales of debt and equity securities. Given that prevailing market conditions during most part of 2019 were positive, Banco de Bogotá’s Colombian operations realized gains on a portion of its fixed income portfolio.

The Ps 133.9 billion decrease from Banco de Bogotá’s Central American operations was mainly driven by a Ps 224.0 billion decrease in foreign exchange gains (losses), net, associated with the fluctuation of the Costa Rican Colón, partially offset by a Ps 56.9 billion increase in other income and a Ps 33.8 billion increase in net gain on sales of debt and equity securities.

Other expenses

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(3.9)	(4.6)	0.7	(15.5)
Personnel expenses	(2,786.6)	(2,547.1)	(239.5)	9.4
Administrative and other expenses	(3,406.1)	(3,171.1)	(234.9)	7.4
Depreciation and amortization	(631.8)	(363.3)	(268.6)	73.9
Impairment loss on other assets	(1.7)	(32.6)	30.9	(94.9)
Other	(180.3)	(87.1)	(93.2)	107.0
Other expenses	(7,010.4)	(6,205.8)	(804.6)	13.0

Other expenses for Banco de Bogotá increased by Ps 804.6 billion, or 13.0%, in 2019 as compared to 2018. This increase was driven by a Ps 268.6 billion increase in depreciation and amortization, a Ps 239.5 billion increase in personnel expenses, a Ps 234.9 billion increase in administrative and other expenses, and a Ps 93.2 billion increase in other, which were partially offset by a Ps 30.9 billion decrease in impairment loss on other assets and a Ps 0.7 billion decrease in losses from sales of noncurrent assets held for sale.

The Ps 268.6 billion increase in depreciation and amortization was mainly due to the adoption of IFRS 16 in 2019, which changed the accounting methodology for leases. As a result, some of our rent expenses previously accounted under administrative expenses are now accounted under depreciation and amortization expense. Depreciation and amortization expenses for right-of-use in 2019 were Ps 205.8 billion.

The Ps 234.9 billion increase in administrative and other expenses is explained by (i) a Ps 109.1 billion increase in contributions and affiliations, mainly in Central America and impacted by the devaluation previously mentioned, (ii) a Ps 93.5 billion increase in service expenses, which include marketing, staffing and temp, utilities, and supplies and stationery, among others (iii) a Ps 77.3 billion increase in taxes and surcharges mainly due to the introduction of a value added tax (VAT) on services in Costa Rica as part of the country’s structural tax reforms to curb fiscal deficit, (iv) a Ps 44.3 billion increase in maintenance and adequation, and (iv) a Ps 32.5 billion increase in fees, which include consulting and legal fees among others. These increases were offset in part by a Ps 185.2 billion decrease in rent expenses associated with the adoption of IFRS 16 in 2019.

The increase in personnel expenses for Banco de Bogotá resulted from a 10.2% or Ps 239.9 billion increase in salaries and employee benefits and a Ps 14.0 billion increase in labor severances. Partially compensating the above was a Ps 14.4 billion decrease in bonus plan payments.

Given that Banco de Bogotá’s other expenses increased by 13.0% and its income increased by 7.3%, its efficiency ratio12 deteriorated to 51.1% in 2019 from 48.6% in 2018. The ratio of other expenses as a percentage of average assets deteriorated by 6 basis points to 4.2% in 2019 from 4.1% in 2018.

Of the Ps 804.6 billion increase in other expenses for Banco de Bogotá, Ps 589.9 billion was driven by the Central American operations and Ps 214.7 billion by the Colombian operations.

Other expenses for Banco de Bogotá’s Colombian operations:

The Ps 214.7 billion or 7.6% increase in other expenses resulting from the Colombian operations was mainly driven by a Ps 90.2 billion increase in depreciation and amortization expense, a Ps 89.2 billion increase in other,  a 3.2% or Ps 31.3 billion increase in personnel expenses, and a 0.8% or Ps 13.0 billion increase in administrative and other expenses. Partially offsetting this increase was a Ps 10.3 billion decrease in impairment loss on other assets.

12 Calculated as other expenses divided by the sum of net interest income, net income from commissions and fees, gross loss from sales of goods and services, net trading income and other income.

The Ps 90.2 billion increase in depreciation and amortization was mainly due to the adoption of IFRS 16 in 2019. Depreciation and amortization expenses for right-of-use in 2019 were Ps 85.6 billion. The Ps 89.2 billion increase in other is related to a Ps 84.2 billion increase in Porvenir related to emerging costs of legal proceedings related to individual civil lawsuits originated from a large number of mandatory pension fund clients, that are looking to transfer from the private to the public pension fund system outside the regulatory terms. The Ps 13.0 billion increase in administrative and other expenses was driven by (i) a Ps 59.5 billion increase in other expenses related to internal incentives and outsourcing of specialized services, (ii) a Ps 26.2 billion increase in taxes and surcharges, and (iii) a Ps 12.8 billion increase in contributions and affiliations. These increases were offset in part by a Ps 87.4 billion decrease in rent expenses associated with the adoption of IFRS 16 in 2019.

The increase in personnel expenses for Banco de Bogotá’s Colombian operation was mainly driven by a 2.6% increase in salaries and employee benefits, which was lower than the 3.18% inflation rate for 2018.

Given that other expenses for Banco de Bogotá’s Colombian operations increased by 7.6% and its income increased by 0.8%, its efficiency ratio deteriorated to 45.6% in 2019 from 42.7% in 2018. The ratio of other expenses as a percentage of average assets improved by 5 basis points to 3.49% in 2019 from 3.54% in 2018.

Other expenses for Banco de Bogotá’s Central American operations:

The Ps 589.9 billion or 17.4% increase in other expenses resulting from Central American operations is mainly explained by a 14.2% or Ps 221.9 billion increase in administrative and other expenses, a 13.3% or Ps 208.2 billion increase personnel expenses, and a Ps 178.3 billion increase in depreciation and amortization expense, partially offset by a Ps 20.6 billion decrease in impairment loss on other assets. The increase is partly explained by the depreciation of the average translation exchange rate between 2019 and 2018, as previously mentioned.

The Ps 221.9 billion increase in administrative and other expenses is related to (i) a Ps 97.8 billion increase in service expenses, (ii) a Ps 96.3 billion increase in contributions and affiliations, (iii) a Ps 51.1 billion increase in taxes and surcharges, that was driven by the introduction of a value added tax (VAT) on services in Costa Rica, (iv) a Ps 38.5 billion increase in maintenance and adequation, and (v) a Ps 29.1 billion increase in fees, which include consulting and legal fees among others.  These increases were offset in part by a Ps 97.7 billion decrease in rent expenses associated with the adoption of IFRS 16 in 2019. The Ps 178.3 billion increase in depreciation and amortization was mainly due to the adoption of IFRS 16 in 2019. Depreciation and amortization expenses for right-of-use in 2019 were Ps 120.2 billion.

The increase in personnel expenses for Banco de Bogotá’s Central American operation resulted from a Ps 214.9 billion or 15.3% increase in salaries and employee benefits and a Ps 7.0 billion or 13.9% increase in labor severances expenses.  The increase is partly explained by the 11.0% depreciation of the average translation exchange rate between 2019 and 2018, as previously mentioned.

Given that other expenses for Banco de Bogotá’s Central American operations increased by 17.4% and its income increased by 14.1%, its efficiency ratio deteriorated to 56.3% in 2019 from 54.8% in 2018. The ratio of other expenses as a percentage of average assets deteriorated by 15 basis points to 5.0% in 2019 from 4.8% in 2018.

Income tax expense

Income tax expense for Banco de Bogotá increased by 5.2%, or Ps 49.0 billion, to Ps 999.0 billion in 2019. The increase in income tax expense can be explained by not having the positive impact from the Financing Law in 2018 on deferred taxes that resulted in a Ps 23.2 billion recovery of income tax expense, which was partially offset a lower statutory corporate income tax rate in Colombia to 33% in 2019 from 37% in 2018.

Banco de Bogotá’s effective tax rate13 was 28.2% in 2019 compared to 27.2% in 2018. The effective tax rate for Banco de Bogota’s Colombian operations increased to 30.3% in 2019 from 25.0% in 2018, while the effective tax rate for Banco de Bogota’s Central American operations decreased to 26.3% in 2019 from 29.6% in 2018.

13 Net income before income tax expense minus equity method, minus dividends.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest increased by Ps 113.3 billion or 58.4%, to Ps 307.2 billion in 2019 as compared to Ps 194.0 billion in 2018. This increase was primarily driven by the 58.2% increase in Porvenir’s net income. The ratio of net income attributable to non-controlling interest to net income was 10.0% in 2019 compared to 6.2% in 2018.

Banco de Occidente

Net income

	For the year ended		Change 2019 vs
	December 31,		2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	3,120.4	3,098.5	21.9	0.7
Total interest expense	(1,228.4)	(1,135.2)	(93.2)	8.2
Net interest income	1,892.0	1,963.3	(71.3)	(3.6)
Impairment loss on loans and other accounts receivable	(867.1)	(1,014.4)	147.3	(14.5)
Impairment (loss) recovery on other financial assets	(0.5)	1.8	(2.2)	(126.1)
Recovery of charged-off financial assets	147.1	118.1	29.0	24.5
Net impairment loss on financial assets	(720.5)	(894.5)	174.1	(19.5)
Net income from commissions and fees	346.6	337.6	9.0	2.7
Gross loss from sales of goods and services	(82.3)	(67.1)	(15.2)	22.6
Net trading income	117.0	104.8	12.3	11.7
Other income	404.0	252.0	152.0	60.3
Other expenses	(1,327.7)	(1,315.2)	(12.5)	1.0
Income before income tax expense	629.2	380.8	248.3	65.2
Income tax expense	(61.1)	35.5	(96.6)	(272.3)
Net income for the year	568.1	416.3	151.8	36.5
Net income for the year attributable to:
Owners of the parent	563.4	413.4	150.0	36.3
Non-controlling interest	4.7	2.9	1.8	62.0

Banco de Occidente’s net income attributable to owners of the parent increased by 36.3%, or Ps 150.0 billion, to Ps 563.4 billion in 2019 as compared to Ps 413.4 billion in 2018. The increase in net income attributable to owners of the parent was driven by a Ps 174.1 billion decrease in net impairment loss on financial assets, a Ps 152.0 billion increase in other income, a Ps 12.3 billion increase in net trading income, and a Ps 9.0 billion increase in net income from commissions and fees. Partially offsetting the above, there was a Ps 96.6 billion increase in income tax expense, a Ps 71.3 billion decrease in net interest income, a Ps 15.2 billion increase in gross loss from sales of goods and services, and a Ps 12.5 billion increase in other expenses.

Net interest income

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans	1,760.8	1,708.9	51.9	3.0
Consumer loans	1,000.3	1,015.7	(15.5)	(1.5)
Mortgage loans	142.4	123.7	18.7	15.1
Interbank and overnight funds	40.6	38.5	2.1	5.4
Interest on loan portfolio	2,944.1	2,886.9	57.2	2.0
Interest on investments in debt securities	176.3	211.6	(35.3)	(16.7)
Total interest income	3,120.4	3,098.5	21.9	0.7
Interest expense:
Checking accounts	(10.7)	(10.7)	0.1	(0.8)
Time deposits	(446.2)	(403.6)	(42.6)	10.6
Savings deposits	(372.6)	(380.1)	7.5	(2.0)
Total interest expense on deposits	(829.4)	(794.4)	(35.0)	4.4
Interbank borrowings and overnight funds	(63.7)	(9.9)	(53.7)	540.6
Borrowings from banks and others	(66.2)	(51.1)	(15.0)	29.4
Bonds issued	(224.8)	(233.0)	8.2	(3.5)
Borrowings from development entities	(44.4)	(46.7)	2.4	(5.1)
Total interest expense	(1,228.4)	(1,135.2)	(93.2)	8.2
Net interest income	1,892.0	1,963.3	(71.3)	(3.6)

Banco de Occidente’s net interest income decreased by 3.6%, or Ps 71.3 billion, to Ps 1,892.0 billion in 2019 while its average total interest earning assets increased by 3.6%, or Ps 1,186.6 billion, to Ps 34,483.7 billion in 2019. This resulted in a 41 basis points contraction of its net interest margin to 5.5% in 2019 from 5.9% in 2018. The interest spread between the average rate on gross loans and the average rate paid on interest-bearing deposits decreased 56 basis points to 6.2% in 2019 from 6.8% in 2018.

The following table shows the impact on interest income on interest-earning assets derived from changes in the average balance and the average yield per type of interest-earning asset. Interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans	20,836.1	19,187.7	1,648.3	8.6	8.5%	8.9%	139.3	(87.4)	51.9
Consumer loans	7,010.4	6,729.1	281.3	4.2	14.3%	15.1%	40.1	(55.6)	(15.5)
Mortgage loans	1,505.1	1,264.8	240.3	19.0	9.5%	9.8%	22.7	(4.0)	18.7
Gross loans	29,351.5	27,181.6	2,169.9	8.0	9.9%	10.5%	214.7	(159.5)	55.1
Interbank and overnight funds	628.2	975.1	(346.9)	(35.6)	6.5%	3.9%	(22.4)	24.5	2.1
Total gross loans	29,979.7	28,156.7	1,823.0	6.5	9.8%	10.3%	179.0	(121.8)	57.2
Interest on investments in debt securities	4,504.0	5,140.4	(636.5)	(12.4)	3.9%	4.1%	(24.9)	(10.4)	(35.3)
Total interest-earning assets	34,483.7	33,297.1	1,186.6	3.6	9.0%	9.3%	107.4	(85.5)	21.9

Despite a 10 basis points decrease in the average Central Bank rate, to 4.25% in 2019 from 4.35% in 2018, Banco de Occidente’s average yield on gross loans decreased more than proportionally.  Interest rates for loans across the banking system were increasingly competitive, particularly during the second half of the year, as the improvement in credit quality was priced into new originations, especially in consumer loans.

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	1,446.7	1,640.5	(193.8)	(11.8)	0.7%	0.7%	1.4	(1.3)	0.1
Time deposits	9,436.6	8,444.0	992.6	11.8	4.7%	4.8%	(46.9)	4.3	(42.6)
Savings accounts	11,763.4	11,435.2	328.2	2.9	3.2%	3.3%	(10.4)	17.9	7.5
Total deposits	22,646.7	21,519.6	1,127.0	5.2	3.7%	3.7%	(41.3)	6.3	(35.0)
Interbank borrowings and overnight funds	1,058.9	469.5	589.4	125.5	6.0%	2.1%	(35.4)	(18.3)	(53.7)
Borrowings from banks and others	1,639.4	1,384.0	255.4	18.5	4.0%	3.7%	(10.3)	(4.7)	(15.0)
Bonds issued	3,215.6	3,225.9	(10.3)	(0.3)	7.0%	7.2%	0.7	7.5	8.2
Borrowings from development entities	1,273.9	1,162.7	111.3	9.6	3.5%	4.0%	(3.9)	6.2	2.4
Other funding	7,187.8	6,242.0	945.8	15.2	5.6%	5.5%	(52.5)	(5.7)	(58.2)
Total funding	29,834.5	27,761.7	2,072.8	7.5	4.1%	4.1%	(85.3)	(7.9)	(93.2)

The average rate paid on other funding increased due to a shift in mix towards borrowings from banks and others, which is mainly explained by the lease liabilities arising as a result of the adoption of IFRS 16. These liabilities have longer maturities and higher average interest rates than the existing average borrowings from banks and others in 2018.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(867.1)	(1,014.4)	147.3	(14.5)
Impairment (loss) recovery on other financial assets	(0.5)	1.8	(2.2)	(126.1)
Recovery of charged-off financial assets	147.1	118.1	29.0	24.5
Net impairment loss on financial assets	(720.5)	(894.5)	174.1	(19.5)

The following table shows the delinquency ratios for each of Banco de Occidente’s gross loans:

	Year ended December 31,				Change, 2019 vs. 2018
					Loans at least 91	Delinquency
	2019		2018		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Commercial loans	1,025.3	4.8%	866.5	4.4%	158.9	0.4
Consumer loans	197.8	2.7%	202.4	3.0%	(4.5)	(0.2)
Mortgage loans	41.2	2.5%	35.1	2.5%	6.1	(0.0)
Gross loans	1,264.4	4.2%	1,103.9	3.9%	160.5	0.2

(1)	Calculated as loans past due more than 90 days divided by gross loans.

Net impairment loss on financial assets decreased by 19.5%, or Ps 174.1 billion, in 2019 as compared to 2018. This improvement was primarily driven by a Ps 147.3 billion decrease in impairment loss on loans and other accounts receivable, and a Ps 29.0 billion increase in recoveries of charged-off financial assets (driven by improvements in collection processes), partially offset by a Ps 2.2 billion increase in impairment (loss) recovery on other financial assets. For more information on loss allowance calculations under IFRS 9, please refer to Note 4 of our audited consolidated financial statements.

The decrease in impairment loss on loans and other accounts receivable of Ps 147.3 billion was mainly driven by improvements in LGD and probability of default (PD) across all loans. Impairment loss on consumer loans decreased by Ps 82.9 billion, which in turn, was mainly driven by a lower LGD, resulting from an improvement of the bank’s recoverability of troubled loans and improving delinquency as measured by loans past due more than 90 days. Impairment loss on mortgage loans decreased by Ps 18.3 billion due to a lower LGD, resulting from an improvement of the bank’s recoverability of troubled loans. Impairment loss on commercial loans decreased by Ps 11.3 billion resulting from an improvement in asset quality as measured by commercial loans classified as Stage 2 and Stage 3 as a percentage of commercial loans, which decreased to 11.8% in 2019 from 12.1% in 2018. In addition, a Ps 34.9 billion decrease in impairment loss on other accounts receivable contributed to the overall decrease.

The delinquency of commercial loans was affected by the CRDS loan, which as of December 31, 2019 was past due more than 90 days with a Ps 149.0 billion total exposure. This loan was classified as Stage 3 both at December 31, 2019 and 2018.

The bank’s cost of risk14 improved by 78 basis points to 3.0% for 2019 from 3.7% in 2018 and its cost of risk net of recoveries of charged-off financial assets15 improved by 84 basis points to 2.5% for 2019 from 3.3% for 2018.

Charge-offs increased by Ps 195.1 billion to Ps 1,054.7 billion for the year ended December 31, 2019 from Ps 859.6 billion for the year ended December 31, 2018 and the ratio of charge-offs to average gross loans increased to 3.6% for the year ended December 31, 2019 from 3.2%  for the year ended December 31, 2018. Banco de Occidente charged-off the Ps 161.4 billion total exposure to Electricaribe and the Ps 62.5 billion total exposure to Tranzit S.A., one of the SITP companies, during 2019.

Total loss allowance decreased by Ps 39.6 billion to Ps 1,537.3 billion as of December 31, 2019 from Ps 1,576.9 billion as of December 31, 2018. As of December 31, 2019, Banco de Occidente’s coverage ratio of its gross loans past due more than 90 days was 121.6% versus 142.8% as of December 31, 2018. Quality as measured by gross loans classified as Stage 2 and Stage 3 over gross loans improved to 11.1% from 11.8% and coverage ratio for these loans decreased to 35.2% from 37.0% between the same dates. The decrease in the coverage ratio is partially explained by the fact that the charged-off corporate clients mentioned above had higher coverages than the rest of the loans (Electricaribe at 100% and Tranzit at 90.0%) at December 31, 2018.

Net income from commissions and fees

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Banking fees	359.8	345.3	14.5	4.2
Trust activities and portfolio management services	72.1	63.9	8.2	12.8
Income from commissions and fees	431.9	409.2	22.7	5.6
Expenses from commissions and fees	(85.3)	(71.6)	(13.7)	19.2
Net income from commissions and fees	346.6	337.6	9.0	2.7

Net income from commissions and fees increased by 2.7% or Ps 9.0 billion to Ps 346.6 billion in 2019 as compared to 2018. This was primarily due to a 4.2%, or Ps 14.5 billion increase in banking fees, a Ps 8.2 billion increase in trust activities fees and a 19.2%, or Ps 13.7 billion increase in expenses from commissions and fees.

The increase in banking fees is explained by a Ps 9.7 billion increase in commissions from debit and credit cards and a Ps 6.7 billion increase in banking services.

The Ps 13.7 billion increase in expenses from commissions and fees was manly driven by a Ps 25.8 billion increase in other fee expenses that was due to a change in presentation of some expenses associated with credit cards that in 2018 were classified as other expenses and are now classified as commissions and fee expenses. Partially offsetting the above, was Ps 7.3 billion decrease in commissions from banking services and a Ps 4.2 billion decrease in banking guarantees.

14 Measured as impairment loss on loans and other accounts receivable divided by the average balance of gross loans.

15 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of gross loans.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from sales of goods and services	223.6	175.8	47.7	27.1
Costs and expenses of sales of goods and services	(305.9)	(242.9)	(62.9)	25.9
Gross loss from sales of goods and services	(82.3)	(67.1)	(15.2)	22.6

Gross loss from sales of goods and services increased 22.6%, or Ps 15.2 billion to a gross loss of Ps 82.3 billion in 2019 from a gross loss of Ps 67.1 billion in 2018.

Income from sales of goods and services increased 27.1%, or Ps 47.7 billion to Ps 223.6 billion in 2019 from Ps 175.8 billion in 2018. This reflects rising revenues from third-party contact center services and business-processing outsourcing in Nexa BPO.

Costs and expenses of sales of goods and services increased Ps 62.9 billion to Ps 305.9 billion in 2019 from Ps 242.9 billion in 2018, explained by a Ps 57.2 billion increase in personnel expenses in Nexa BPO due to the increase in employees required to serve the rising revenues from third-party clients and Banco de Occidente’s migration from third-party providers to Nexa BPO.

The gross loss from sales of goods and services is normal as the subsidiary provides services to Banco de Occidente and its subsidiaries, and thus has part of its income eliminated in the consolidation process.

Net trading income

During 2019, the bank’s net trading income16 was Ps 117.0 billion, Ps 12.3 billion higher than the Ps 104.8 billion in 2018.

Net trading income from investment securities at FVTPL increased Ps 88.0 billion to Ps 124.1 billion in 2019 as the bank benefited from positive global financial fixed income markets during the year. Net trading income from derivatives decreased Ps 75.8 billion to a loss of Ps 7.0 billion in 2019 from a gain of Ps 68.7 billion in 2018.

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

Total income from investment securities for the bank (comprised of interest income on investments in debt securities and net trading income in investment securities at FVTPL) was Ps 300.3 billion for 2019, 21.3% or Ps 52.7 billion higher than the Ps 247.7 billion registered during 2018. This was primarily driven by the average yield on investment securities increased to 4.8% in 2019 from 4.2% in 2018, generating a Ps 29.5 billion increase in interest income. The additional Ps 23.1 billion increase in interest income from investment securities was driven by a Ps 486.8 billion increase in the average balance of total investment securities to Ps 6,317.0 billion in 2019 from Ps 5,830.2 billion in 2018. Global fixed income and equity markets posted strong gains that translated into higher returns on Banco de Occidente’s investment portfolios.

16 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities at FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives which are not part of qualifying hedge relationships.

Other income

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	56.4	(10.7)	67.1	(627.4)
Share of profit of equity accounted investees, net of tax (Equity method)	250.8	182.8	68.0	37.2
Net gain on sale of debt and equity securities	33.7	10.5	23.2	222.3
Dividends	2.4	2.7	(0.3)	(12.7)
Gain (loss) on the sale of non-current assets held for sale	1.9	0.4	1.4	330.6
Gain on sale of property, plant and equipment	5.6	7.8	(2.2)	(28.6)
Net gain in asset valuation	8.9	(2.7)	11.6	(435.0)
Other	44.2	61.1	(16.9)	(27.6)
Other income	404.0	252.0	152.0	60.3

Other income increased Ps 152.0 billion or 60.3% mainly driven by (i) a Ps 68.0 billion increase in the equity method investees, a Ps 67.1 billion increase in foreign exchange gains (losses), net, (ii) a Ps 23.2 billion increase in gain on sales of debt and equity securities, net, and (iii) a Ps 11.6 billion increase in gains on valuation of assets, net. These were partially offset by a Ps 16.9 billion decrease in other income.

The Ps 68.0 billion or 37.2% increase in the equity method investees is primarily explained by an increase in equity method from Porvenir, as the pension fund’s results for the year improved by 58.2% in 2019 as compared to 2018. This was partially offset by a 5.5% decrease in Corficolombiana’s results for the year (for further details see Corficolombiana’s MD&A).

The Ps 23.2 billion increase in net gain on sale of debt and equity securities was a result of positive prevailing market conditions during most part of 2019 that enabled Banco de Occidente’s realization of gains on a portion of its fixed income portfolio.

Other decreased by Ps 19.1 billion mainly due to lower results from PILA (“Planilla Integrada de Liquidación de Aportes”) processing services through the bank’s network and through affiliate channels.

Other expenses

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(0.0)	(0.0)	N.A.
Personnel expenses	(480.4)	(506.2)	25.8	(5.1)
Administrative and other expenses	(726.0)	(699.7)	(26.3)	3.8
Depreciation and amortization	(107.7)	(77.2)	(30.5)	39.5
Impairment loss on other assets	(6.1)	(0.1)	(6.0)	N.A.
Other	(7.6)	(32.1)	24.5	(76.4)
Other expenses	(1,327.7)	(1,315.2)	(12.5)	1.0

Other expenses increased by 1.0%, or Ps 12.5 billion to Ps 1,327.7 billion in 2019 as compared to 2018, mainly driven by an increase of 39.5% or Ps 30.5 billion in depreciation and amortization expenses, a Ps 26.3 billion increase in administrative and other expenses, and a Ps 6.0 billion in impairment loss on other assets. Partially offsetting these increases, there was a Ps 25.8 billion decrease in personnel expenses, and a Ps 24.5 billion or 76.4% decrease in other expenses.

The Ps 30.5 billion increase in depreciation and amortization is mainly explained by the adoption of IFRS 16 in 2019, which changed the accounting methodology for leases. As a result, some rent expenses previously accounted under administrative expenses are now accounted under depreciation and amortization expense. Depreciation and amortization expenses for right-of-use in 2019 were Ps 34.8 billion.

Administrative and other expenses increased by Ps 26.3 billion to Ps 726.0 billion in 2019 from Ps 699.7 billion in 2018, mainly explained by (i) a Ps 54.2 billion increase in taxes and surcharges due to a Ps 45.2 billion non-income tax expense incurred in order to increase the fiscal cost of certain fixed assets, which will enable the bank to sell them in the future with a lower income tax expense, (ii) a Ps 17.5 billion increase in maintenance and repairs expenses associated with a Ps 18.0 billion reclassification of IT expenses as per corporate guidelines, (iii) a Ps 15.5 billion increase in contributions and affiliations, and (iv) a Ps 11.3 billion in other associated with a Ps 16.1 billion reclassification of IT expenses as per corporate guidelines. These increases were offset in part by a Ps 67.0 billion decrease in rent expenses associated with a Ps 35.4 billion reclassification of IT expenses as per corporate guidelines and to the adoption of IFRS 16 in 2019.

The Ps 25.8 billion decrease in personnel expenses is mainly explained by a Ps 29.6 billion decrease in labor severances related to a headcount optimization project executed throughout 2018. Partially offsetting the decrease, salaries and employee benefits remained materially flat with a 0.6% or Ps 2.9 billion increase.

Other decreased by Ps 24.5 billion due to a Ps 25.0 billion decrease in Banco de Occidente’s provisions related to contingent loans (e.g., loan commitments, financial guarantees and unused credit card balances) measured by expected credit loss (ECL).

Given that Banco de Occidente’s other expenses increased by 1.0% and its income increased by 3.4%, its efficiency ratio17 improved to 49.6% for 2019 from 50.8% for 2018. The ratio of other expenses as a percentage of average assets improved by 21 basis points to 3.3% for 2019 from 3.5% for 2018.

Income tax expense

Income tax expense for Banco de Occidente increased by Ps 96.6 billion, to a Ps 61.1 billion tax expense for the year ended December 31, 2019 from a Ps 35.5 billion tax recovery for the year ended December 31, 2018.

The increase in income tax expense can be explained mainly by (i) a Ps 180.6 billion, or 92.5%, increase in net income before taxes18, (ii) a low comparison base of income tax expense in 2018 due to a Ps 43.7 billion in current tax recoveries for prior periods and a Ps 24.2 billion deferred tax adjustment from previous periods. Partially offsetting the above, there was (i) a Ps 61.4 billion deferred and current income tax recovery associated with the increase of the fiscal cost of certain fixed assets as described above and (ii) a decrease in the statutory corporate income tax rate to 33% in 2019 as compared to 37% in 2018.

Banco de Occidente’s effective tax rate19 increased to 16.3% for the year ended December 31, 2019 from (18.2)% for the year ended December 31, 2018.

Net income attributable to non-controlling interest

Banco de Occidente’s net income attributable to non-controlling interest increased by Ps 1.8 billion for 2019 as compared to 2018. The increase is primarily attributable to higher net income from Nexa BPO. Net income attributable to non-controlling interest is not a significant contributor to net income for Banco de Occidente, and is responsible for only 0.8% of net income for the year ended December 31, 2019.

17 Calculated as other expenses divided by the sum of net interest income, net income from commissions and fees, gross loss from sales of goods and services, net trading income and other income.

18 Net income before income tax expense minus equity method, minus dividends.

19 Calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income.

Banco Popular

Net income

	Banco Popular Consolidated
	For the year ended		Change 2019 vs
	December 31,		2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	2,310.5	2,196.6	113.9	5.2
Total interest expense	(880.1)	(850.7)	(29.3)	3.4
Net interest income	1,430.4	1,345.9	84.5	6.3
Impairment loss on loans and other accounts receivable	(350.3)	(186.6)	(163.7)	87.7
Impairment (loss) recovery on other financial assets	(0.6)	0.9	(1.5)	(170.9)
Recovery of charged-off financial assets	31.4	28.8	2.6	9.1
Net impairment loss on financial assets	(319.5)	(157.0)	(162.6)	103.6
Net income from commissions and fees	201.2	163.0	38.2	23.4
Gross loss from sales of goods and services	—	(1.8)	1.8	(100.0)
Net trading income	24.9	22.1	2.7	12.3
Other income	155.4	183.4	(27.9)	(15.2)
Other expenses	(1,137.7)	(1,047.7)	(90.0)	8.6
Income before income tax expense	354.7	507.9	(153.2)	(30.2)
Income tax expense	(52.5)	(152.9)	100.4	(65.6)
Net income for the year	302.1	355.0	(52.8)	(14.9)
Net income for the year attributable to:
Owners of the parent	301.3	343.3	(42.1)	(12.3)
Non-controlling interest	0.9	11.7	(10.8)	(92.6)

Banco Popular’s net income attributable to owners of the parent decreased by 12.3%, or Ps 42.1 billion, to Ps 301.3 billion in 2019 as compared to Ps 343.3 billion in 2018. This decrease is attributable to a Ps 162.6 billion increase in net impairment loss on financial assets, a Ps 90.0 billion increase in other expenses, and a Ps 27.9 billion decrease in other income. Partially offsetting the above was a Ps 84.5 billion increase in net interest income, a Ps 38.2 billion increase in net income from commissions and fees, a Ps 2.7 billion increase in net trading income, a Ps 1.8 billion increase in income from sales of goods and services, and a Ps 100.4 billion decrease in income tax expense.

Net interest income

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans	473.4	517.6	(44.2)	(8.5)
Consumer loans	1,620.0	1,485.9	134.1	9.0
Mortgage loans	74.2	62.7	11.5	18.4
Microcredit loans	1.0	0.6	0.3	55.0
Interbank and overnight funds	9.2	1.7	7.5	433.2
Interest on loan portfolio	2,177.7	2,068.5	109.3	5.3
Interest on investments in debt securities	132.8	128.2	4.6	3.6
Total interest income	2,310.5	2,196.6	113.9	5.2
Interest expense:
Checking accounts	(0.8)	(0.6)	(0.2)	25.3
Time deposits	(399.8)	(376.6)	(23.2)	6.2
Savings deposits	(307.9)	(319.3)	11.4	(3.6)
Total interest expense on deposits	(708.5)	(696.5)	(12.0)	1.7
Interbank borrowings and overnight funds	(26.0)	(29.1)	3.1	(10.7)
Borrowings from banks and others	(19.1)	(8.2)	(10.9)	132.7
Bonds issued	(118.4)	(109.3)	(9.0)	8.3
Borrowings from development entities	(8.1)	(7.5)	(0.6)	7.4
Total interest expense	(880.1)	(850.7)	(29.3)	3.4
Net interest income	1,430.4	1,345.9	84.5	6.3

Banco Popular’s net interest income increased by 6.3%, or Ps 84.5 billion, to Ps 1,430.4 billion in 2019 while its average total interest earning assets increased by 6.3%, or Ps 1,322.5 billion, to Ps 22,378.2 billion in 2019. This resulted in a stable net interest margin of 6.4% both in 2019 and 2018. The average spread between the average yield on gross loans and the average rate paid on deposits increased by 11 basis points to 6.8% from 6.7% over the same period.

The following table shows the impact on interest income on interest-earning assets derived from changes in the average balance and the average yield per type of interest-earning asset. Interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans	7,212.9	7,550.1	(337.3)	(4.5)	6.6%	6.9%	(22.1)	(22.0)	(44.2)
Consumer loans	11,446.6	10,168.6	1,278.0	12.6	14.2%	14.6%	180.9	(46.8)	134.1
Mortgage loans	876.6	736.3	140.3	19.1	8.5%	8.5%	11.9	(0.3)	11.5
Microcredit loans	5.8	6.8	(1.0)	(15.2)	16.5%	9.0%	(0.2)	0.5	0.3
Gross loans	19,541.8	18,461.9	1,079.9	5.8	11.1%	11.2%	119.8	(18.0)	101.8
Interbank and overnight funds	155.5	27.3	128.2	469.8	5.9%	6.3%	7.6	(0.1)	7.5
Total gross loans	19,697.3	18,489.2	1,208.2	6.5	11.1%	11.2%	133.6	(24.3)	109.3
Interest on investments in debt securities	2,680.9	2,566.5	114.3	4.5	5.0%	5.0%	5.7	(1.1)	4.6
Total interest-earning assets	22,378.2	21,055.7	1,322.5	6.3	10.3%	10.4%	136.5	(22.7)	113.9

Banco Popular’s average yield on gross loans moved in tandem with the 10 basis points decrease in the average Central Bank rate to 4.25% in 2019 from 4.35% in 2018. Interest rates for loans across the banking system were increasingly competitive, particularly during the second half of the year, as the improvement in credit quality was priced into new originations, especially in consumer loans. However, the change in mix towards consumer and mortgage loans helped the bank mitigate the yield reduction across all loans, as they have higher interest rates than commercial loans.

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	77.8	1.0	76.9	7,767.7	1.0%	60.6%	(0.7)	0.6	(0.2)
Time deposits	7,475.8	6,460.1	1,015.7	15.7	5.3%	5.8%	(54.3)	31.1	(23.2)
Savings accounts	9,122.7	9,178.0	(55.2)	(0.6)	3.4%	3.5%	1.9	9.5	11.4
Total deposits	16,676.4	15,639.1	1,037.3	6.6	4.2%	4.5%	(44.1)	32.1	(12.0)
Interbank borrowings and overnight funds	705.7	875.0	(169.3)	(19.4)	3.7%	3.3%	6.2	(3.1)	3.1
Borrowings from banks and others	388.1	241.1	147.1	61.0	4.9%	3.4%	(7.3)	(3.7)	(10.9)
Bonds issued	1,762.9	1,635.4	127.6	7.8	6.7%	6.7%	(8.6)	(0.5)	(9.0)
Borrowings from development entities	301.4	223.0	78.3	35.1	2.7%	3.4%	(2.1)	1.5	(0.6)
Other funding	3,158.1	2,974.5	183.7	6.2	5.4%	5.2%	(10.0)	(7.4)	(17.4)
Total funding	19,834.5	18,613.5	1,221.0	6.6	4.4%	4.6%	(54.2)	24.8	(29.3)

The average rate paid on interest-bearing deposits decreased, as the bank managed to shift their time deposits to lower interest rates in the mid-market and to the repricing of savings accounts in tandem with the Central Bank rate. In contrast, the average rate paid on other funding increased due to a shift in mix towards borrowings from banks and others, which is mainly explained by the lease liabilities arising as a result of the adoption of IFRS 16. These liabilities have longer maturities and higher average interest rates than the existing average borrowings from banks and others in 2018.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(350.3)	(186.6)	(163.7)	87.7
Impairment (loss) recovery on other financial assets	(0.6)	0.9	(1.5)	(170.9)
Recovery of charged-off financial assets	31.4	28.8	2.6	9.1
Net impairment loss on financial assets	(319.5)	(157.0)	(162.6)	103.6

The following table shows the delinquency ratios for each of Banco Popular’s gross loans:

	Year ended December 31,				Change, 2019 vs. 2018
					Loans at least 91	Delinquency
	2019		2018		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Commercial loans	211.7	2.9%	187.7	2.5%	24.0	0.4
Consumer loans	377.1	3.2%	296.9	2.7%	80.1	0.4
Mortgage loans	25.2	2.6%	18.8	2.3%	6.4	0.3
Microcredit loans	0.4	7.8%	1.0	15.4%	(0.6)	(7.5)
Gross loans	614.4	3.0%	504.4	2.6%	110.0	0.4

(1)Calculated as loans past due more than 90 days divided by gross loans.

Net impairment loss on financial assets increased by Ps 162.6 billion, or 103.6% in 2019 as compared to 2018. This increase was primarily driven by a Ps 163.7 billion increase in impairment loss on loans and other accounts receivable (mainly in the commercial and consumer loan portfolios) and a Ps 1.5 billion decrease in impairment (loss) recovery on other financial assets. A Ps 2.6 billion increase in recoveries of charged-off financial assets slightly compensated such effects. For more information on loss allowance calculations under IFRS 9, please refer to Note 4 of our audited consolidated financial statements.

The Ps 163.7 billion increase in impairment loss on loans and other accounts receivable was driven by a Ps 85.7 billion increase in impairment loss on consumer loans and a Ps 85.3 billion increase in impairment loss on commercial loans. The increase in impairment loss on consumer loans was mainly driven by (i) a 10.5% increase in the end of period balance for 2019 and (ii) stronger coverage ratio explained by upwards updates in the bank’s loss given default (LGD) and probability of default (PD) parameters for payroll loans. As a result, coverage ratios for consumer loans classified as Stage 2 and Stage 3 increased to 61.4% in 2019 from 44.9% in 2018.

The increase in impairment loss on commercial loans was mainly driven by coverage ratio increases for specific Stage 3 clients, in which CRDS was the most relevant with its coverage increasing to 100.0% in 2019, up from 44.8% as of January 31, 2019 (after the second partial payment made by the Colombian government on January 10, 2019) and 31.2% as of December 31, 2018. The deterioration in delinquency of commercial loans was driven by this loan, which as of December 31, 2019 was past due more than 90 days with a Ps 113.3 billion total exposure. This loan was classified as Stage 3 both at December 31, 2019 and 2018.

The bank’s cost of risk20 deteriorated 78 basis points to 1.8% for 2019 from 1.0% for 2018. The bank’s cost of risk net of recoveries of charged-off financial assets21 deteriorated to 1.6% in 2019 from 0.9% in 2018. The increase of impairment losses for the aforementioned consumer and commercial loans accounted for most of the increase on both the cost of risk and the cost of risk net of recoveries of charged-off financial asset.

Charge-offs increased by Ps 56.6 billion to Ps 225.6 billion for the year ended December 31, 2019 from Ps 169.0 billion for the year ended December 31, 2018. Charge-offs for commercial loans increased by Ps 93.3 billion and decreased by Ps 37.7 billion for consumer loans. The ratio of charge-offs to average loans increased to 1.2% in 2019 from 0.9% in 2018.

Allowance for impairment loss of loans increased Ps 210.7 billion to Ps 991.3 billion as of December 31, 2019 from Ps 780.6 billion as of December 31, 2018. Banco Popular’s coverage ratio of its loans past due more than 90 days was 161.3% and 154.8% at the same dates. Quality as measured by loans classified as Stage 2 and Stage 3 over gross loans improved to 6.5% from 7.5% and coverage ratio for these loans increased to 57.8% from 42.3% between the same dates.

Net income from commissions and fees

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Banking fees	177.1	168.8	8.2	4.9
Bonded warehouse services	65.6	59.2	6.4	10.9
Trust activities and portfolio management services	22.0	22.3	(0.3)	(1.5)
Pension and severance fund management	2.2	2.1	0.1	4.4
Income from commissions and fees	266.9	252.5	14.4	5.7
Expenses from commissions and fees	(65.7)	(89.5)	23.8	(26.6)
Net income from commissions and fees	201.2	163.0	38.2	23.4

Net income from commissions and fees increased by 23.4%, or Ps 38.2 billion, to Ps 201.2 billion in 2019 as compared to 2018, mainly explained by a Ps 23.8 billion decrease in expenses from commissions and fees, a Ps 8.2 billion increase in banking fees, and a Ps 6.4 billion increase in bonded warehouse services.

The Ps 23.8 billion decrease in expenses from commissions and fees was driven by a Ps 14.8 billion decrease in other fees paid and a Ps 7.4 billion decrease in banking fees paid. The decrease in other fees is mainly explained by a change in presentation of expenses paid to Nexa BPO’s for call-center services that in 2018 were classified as commissions and fee expenses and are now classified as administrative and other expenses, amounting to Ps 15.3 billion.

20 Measured as impairment loss on loans and other accounts receivable divided by the average balance of gross loans.

21 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of gross loans.

The Ps 8.2 billion increase in banking fees was driven by a Ps 4.7 billion increase in banking services fees and a Ps 3.6 billion increase in debit and credit card fees.

Gross loss from sales of goods and services

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from sales of goods and services	—	12.1	(12.1)	(100.0)
Costs and expenses of sales of goods and services	—	(14.0)	14.0	(100.0)
Gross loss from sales of goods and services	—	(1.8)	1.8	(100.0)

Gross loss from sales of goods and services decreased Ps 1.8 billion to Ps 0 from a loss of Ps 1.8 billion in 2018. The change in income and costs of sales of goods and services as both of Banco Popular’s non-financial subsidiaries were liquidated during 2019, Inca in early 2019 and Alpopular Cargo S.A.S. during the last quarter of 2019.

Net trading income

During 2019, Banco Popular’s net trading income22 came in at Ps 24.9 billion, 12.3%, or Ps 2.7 billion higher than the Ps 22.1 billion obtained in 2018. This increase was driven by a Ps 5.5 billion increase in net trading income from investment securities at FVTPL to Ps 19.3 billion in 2019, partially offset by a Ps 2.8 billion decrease in net trading income from derivatives to Ps 5.6 billion in 2019. The result in net trading income from investment securities at FVTPL benefited from positive global financial fixed income markets during the year.

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

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 152.0 billion for 2019, Ps 10.1 billion higher than in 2018. This was primarily driven by a 6.1% or Ps 169.2 billion increase of the average balance of total investment securities, resulting in a Ps 8.7 billion increase in interest income. The average yield of total investment securities increased by 5 basis points to 5.1% in 2019, resulting in a Ps 1.4 billion increase in interest income. Global fixed income and equity markets posted strong gains that translated into higher returns on Banco Popular’s investment portfolios.

22 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives which are not part of qualifying hedge relationships.

Other income

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	0.3	1.3	(1.1)	(80.0)
Share of profit of equity accounted investees, net of tax (Equity method)	78.6	60.4	18.2	30.1
Net gain on sale of debt and equity securities	30.7	(0.0)	30.7	N.A.
Dividends	4.1	11.7	(7.6)	(65.0)
Gain (loss) on the sale of non-current assets held for sale	0.0	—	0.0	N.A.
Gain on sale of property, plant and equipment	11.0	67.3	(56.3)	(83.7)
Net gain in asset valuation	0.6	8.2	(7.5)	(92.3)
Other	30.1	34.5	(4.4)	(12.7)
Other income	155.4	183.4	(27.9)	(15.2)

The Ps 56.3 billion decrease in gain on sale of property, plant and equipment is explained by higher income recorded in 2018 resulting from gains in transactions associated with PP&E structure optimizations of Ps 60.4 billion.

The increase in equity method and the decrease in dividend income are related to the recognition of Corficolombiana as an associate investment in October 2018 (formerly an available for sale financial asset); Banco Popular became a member of Corficolombiana’s Board of Director in October 2018, therefore, it started recognizing Corficolombiana’s net income via the equity method during the last quarter of 2018 but also recognized dividends corresponding to the 2017 period. Thus, the increase in equity method is a result of the recognition of a full year in 2019 as compared to only a quarter in 2018, and the decrease in dividend income is a result of Banco Popular no longer recognizing dividend income through its statement of income.

Net gain on sales of debt and equity securities increased by Ps 30.7 billion associated with the realization of gains on fixed income investments at FVOCI. Given that prevailing market conditions during most part of 2019 were positive, Banco Popular decided to realize gains on a portion of its fixed income portfolio.

Other expenses

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	—	(0.2)	0.2	(100.0)
Personnel expenses	(402.1)	(415.1)	13.0	(3.1)
Administrative and other expenses	(640.2)	(564.3)	(75.9)	13.4
Depreciation and amortization	(82.0)	(50.8)	(31.2)	61.4
Impairment loss on other assets	(0.5)	(0.0)	(0.5)	N.A.
Other	(12.9)	(17.2)	4.3	(25.2)
Other expenses	(1,137.7)	(1,047.7)	(90.0)	8.6

Other expenses for the year ended December 31, 2019 increased by 8.6%, or Ps 90.0 billion, to Ps 1,137.7 billion in 2019 mainly driven by a Ps 75.9 billion increase in administrative and other expenses and a Ps 31.2 billion increase in depreciation and amortization. These were compensated in part by a Ps 13.0 billion decrease in personnel expenses and a Ps 4.3 billion decrease in other.

The Ps 75.9 billion increase in administrative and other expenses is explained by (i) a Ps 25.7 billion increase in other specialized outsourcing (ii) a Ps 25.0 billion increase in taxes and surcharges due to a Ps 13.9 billion non-income tax expense incurred in order to increase the fiscal cost of certain fixed assets, which will enable the bank to sell them in the future with a lower income tax expense, (iii) a Ps 14.1 billion increase in call-center outsourcing driven by the change in presentation of expenses paid to Nexa BPO’s call center services that in 2018 were classified as commissions and fee expenses and are now classified as administrative and other expenses; and (iv) a Ps 9.7 billion increase in fees, which include consulting and legal fees among others. These increases were partially offset by a Ps 20.1 billion decrease in rent expenses associated with the adoption of IFRS 16 in 2019.

The Ps 31.2 billion increase in depreciation and amortization was mainly due to the adoption of IFRS 16 in 2019, which changed the accounting methodology for leases. As a result, some rent expenses previously accounted under administrative expenses are now accounted under depreciation and amortization expense. Depreciation and amortization expenses for right-of-use in 2019 were Ps 21.4 billion.

The decrease in personnel expenses was mainly driven by a Ps 27.9 billion decrease in bonus plan payments related to a headcount optimization plan executed in 2018, that was partially offset by a Ps 10.4 billion increase in salaries and employee benefits and a Ps 4.5 billion increase in labor severances. The 2.9% increase in salaries and employee benefits compares favorably to the 3.18% inflation rate for 2018.

Given that Banco Popular’s other expenses increased by 8.6% and its income increased by 5.8%, its efficiency ratio23 deteriorated to 62.8% in 2019 from 61.2% in 2018. The ratio of other expenses as a percentage of average assets deteriorated by 9 basis points to 4.5% in 2019.

Income tax expense

Income tax expense for Banco Popular decreased by Ps 100.4 billion, or 65.6%, to Ps 52.5 billion for the year ended December 31, 2019, primarily due to (i) a Ps 163.8 billion decrease in net income before taxes24, (ii) a Ps 24.9 billion deferred and current income tax recovery associated with the increase of the fiscal cost of certain fixed assets described above, and (iii) a decrease in the statutory corporate income tax rate to 33% in 2019 as compared to 37% in 2018. Banco Popular’s effective tax rate25 decreased to 19.3% for the year ended December 31, 2019 from 35.1% for the year ended December 31, 2018.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by Ps 10.8 billion to Ps 0.9 billion for the year ended December 31, 2019. The decrease in net income attributable to non-controlling interest was driven by lower income from Alpopular in 2019 as compared to 2018. Banco Popular recognizes a non-controlling interest of 28.9% in this subsidiary. Net income attributable to non-controlling interest is not a significant contributor to net income for Banco Popular, and is responsible for only 0.3% of net income for the year ended December 31, 2019.

23 Calculated as other expenses divided by the sum of net interest income, net income from commissions and fees, gross loss from sales of goods and services, net trading income and other income.

24 Net income before income tax expense minus equity method, minus dividends.

25 Calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income.

Banco AV Villas

Net income

	For the year ended		Change 2019 vs
	December 31,		2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	1,464.4	1,384.7	79.7	5.8
Total interest expense	(421.0)	(370.0)	(51.0)	13.8
Net interest income	1,043.4	1,014.7	28.7	2.8
Impairment loss on loans and other accounts receivable	(269.3)	(297.3)	28.0	(9.4)
Impairment (loss) recovery on other financial assets	(0.4)	0.3	(0.7)	(233.1)
Recovery of charged-off financial assets	47.2	48.8	(1.6)	(3.3)
Net impairment loss on financial assets	(222.4)	(248.2)	25.7	(10.4)
Net income from commissions and fees	163.0	174.0	(11.0)	(6.3)
Net trading income	16.6	13.2	3.4	25.6
Other income	41.9	44.6	(2.7)	(6.0)
Other expenses	(700.4)	(680.6)	(19.8)	2.9
Income before income tax expense	342.0	317.8	24.3	7.6
Income tax expense	(105.4)	(101.3)	(4.1)	4.0
Net income for the year	236.6	216.5	20.2	9.3
Net income for the year attributable to:
Owners of the parent	236.0	215.8	20.2	9.4
Non-controlling interest	0.6	0.7	(0.1)	(11.7)

Banco AV Villas’ net income attributable to owners of the parent increased by 9.4%, or Ps 20.2 billion, to Ps 236.0 billion for the year ended December 31, 2019 as compared to Ps 215.8 billion for the year ended December 31, 2018. This increase was driven by a Ps 28.7 billion increase in net interest income, a Ps 25.7 billion decrease in net impairment loss on financial assets, and a Ps 3.4 billion increase in net trading income. Partially offsetting these increases, was a Ps 19.8 billion increase in other expenses, a Ps 11.0 billion decrease in net income from commissions and fees, a Ps 4.1 billion increase in income tax expense, and a Ps 2.7 billion decrease in other income.

Net interest income

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans	210.6	217.4	(6.8)	(3.1)
Consumer loans	965.0	917.7	47.4	5.2
Mortgage loans	227.3	203.9	23.4	11.5
Microcredit loans	0.2	0.2	(0.0)	(20.2)
Interbank and overnight funds	4.1	2.8	1.3	46.7
Interest on loan portfolio	1,407.2	1,342.0	65.2	4.9
Interest on investments in debt securities	57.2	42.8	14.5	33.9
Total interest income	1,464.4	1,384.7	79.7	5.8
Interest expense:
Checking accounts	(0.9)	(0.9)	(0.0)	3.8
Time deposits	(238.8)	(233.8)	(5.0)	2.1
Savings deposits	(122.1)	(104.9)	(17.3)	16.5
Total interest expense on deposits	(361.8)	(339.5)	(22.3)	6.6
Interbank borrowings and overnight funds	(42.8)	(25.6)	(17.1)	66.9
Borrowings from banks and others	(16.3)	(4.7)	(11.5)	244.1
Borrowings from development entities	(0.2)	(0.1)	(0.0)	18.1
Total interest expense	(421.0)	(370.0)	(51.0)	13.8
Net interest income	1,043.4	1,014.7	28.7	2.8

Banco AV Villas’ net interest income increased by 2.8%, or Ps 28.7 billion, to Ps 1,043.4 billion in 2019 from Ps 1,014.7 billion in 2018 while its average total interest earning assets increased by 12.2%, or Ps 1,450.8 billion, to Ps 13,324.0 billion in 2019. This resulted in a 72 basis points decrease in the net interest margin to 7.8% in 2019 from 8.5% in 2018. The average spread between the average rate on gross loans and the average rate paid on deposits decreased by 55 basis points to 8.5% from 9.0% over the same period.

The following table shows the impact on interest income on interest-earning assets derived from changes in the average balance and the average yield per type of interest-earning asset. Interbank and overnight funds are shown separate from gross loans due to their characteristics and short-term nature.

	Average balance for the				Average yield for the		Impact on interest income
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Yield	Total
	(in Ps billions)						(in Ps billions)
Commercial loans	2,941.6	2,753.8	187.8	6.8	7.2%	7.9%	13.4	(20.3)	(6.8)
Consumer loans	6,519.0	5,853.3	665.7	11.4	14.8%	15.7%	98.5	(51.2)	47.4
Mortgage loans	2,341.6	2,075.3	266.3	12.8	9.7%	9.8%	25.8	(2.5)	23.4
Microcredit loans	0.9	1.1	(0.2)	(20.6)	20.4%	20.4%	(0.0)	0.0	(0.0)
Gross loans	11,803.0	10,683.5	1,119.5	10.5	11.9%	12.5%	133.1	(69.2)	63.9
Interbank and overnight funds	128.5	152.2	(23.7)	(15.6)	3.2%	1.8%	(0.7)	2.0	1.3
Total gross loans	11,931.5	10,835.7	1,095.8	10.1	11.8%	12.4%	129.2	(64.1)	65.2
Interest on investments in debt securities	1,392.5	1,037.5	355.0	34.2	4.1%	4.1%	14.6	(0.1)	14.5
Total interest-earning assets	13,324.0	11,873.2	1,450.8	12.2	11.0%	11.7%	159.5	(79.8)	79.7

Despite a 10 basis points decrease in the average Central Bank rate to 4.25% in 2019 from 4.35% in 2018, Banco AV Villas’ average yield on gross loans decreased more than proportionally. Interest rates for loans across the banking system grew increasingly competitive, particularly during the second half of the year, as the improvement in credit quality was priced into new originations, especially in consumer loans.

The following table shows the impact on interest expense derived from changes in the average balance and the average rate paid per type of interest-bearing funding.

	Average balance for the				Average rate paid for the		Impact on interest expense
	years ended December 31,		Change, 2019 vs. 2018		years ended December 31,		due to changes in
	2019	2018	#	%	2019	2018	Balance	Rate	Total
	(in Ps billions)						(in Ps billions)
Checking accounts	137.0	145.1	(8.2)	(5.6)	0.7%	0.6%	0.1	(0.1)	(0.0)
Time deposits	4,771.4	4,305.7	465.7	10.8	5.0%	5.4%	(23.3)	18.3	(5.0)
Savings accounts	5,657.4	5,180.9	476.5	9.2	2.2%	2.0%	(10.3)	(7.0)	(17.3)
Total deposits	10,565.7	9,631.8	934.0	9.7	3.4%	3.5%	(32.0)	9.7	(22.3)
Interbank borrowings and overnight funds	838.5	538.8	299.7	55.6	5.1%	4.8%	(15.3)	(1.9)	(17.1)
Borrowings from banks and others	304.3	180.8	123.5	68.3	5.3%	2.6%	(6.6)	(4.9)	(11.5)
Borrowings from development entities	5.3	3.3	2.0	60.2	3.3%	4.4%	(0.1)	0.0	(0.0)
Other funding	1,148.1	723.0	425.1	58.8	5.2%	4.2%	(21.9)	(6.8)	(28.7)
Total funding	11,713.8	10,354.7	1,359.1	13.1	3.6%	3.6%	(48.9)	(2.2)	(51.0)

The 13.8% or Ps 51.0 billion increase in total interest expense for Banco AV Villas was driven by an increase in the average balance of interest-bearing funding. The average rate paid on interest-bearing deposits decreased, in line with the repricing of time deposits and savings accounts in tandem with the Central Bank rate. In contrast, the average rate paid on other funding increased due to a shift in mix towards borrowings from banks and others, which is mainly explained by the lease liabilities arising as a result of the adoption of IFRS 16. These liabilities have longer maturities and higher average interest rates than the existing average borrowings from banks and others in 2018.

Net impairment loss on financial assets

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(269.3)	(297.3)	28.0	(9.4)
Impairment (loss) recovery on other financial assets	(0.4)	0.3	(0.7)	(233.1)
Recovery of charged-off financial assets	47.2	48.8	(1.6)	(3.3)
Net impairment loss on financial assets	(222.4)	(248.2)	25.7	(10.4)

The following table shows the delinquency ratios for each of Banco AV Villas’ gross loans:

	Year ended December 31,				Change, 2019 vs. 2018
					Loans at least 91	Delinquency
	2019		2018		days past due	Ratio
	Loans at least 91	Delinquency	Loans at least 91	Delinquency
	days past due	Ratio(1)	days past due	Ratio(1)	#	%
	(in Ps billions)
Commercial loans	126.5	4.3%	98.5	3.3%	28.1	1.0
Consumer loans	158.6	2.3%	137.9	2.2%	20.7	0.1
Mortgage loans	96.0	4.0%	85.0	3.8%	11.1	0.2
Microcredit loans	0.1	6.6%	0.0	1.0%	0.1	5.6
Gross loans	381.3	3.1%	321.4	2.8%	59.9	0.3

(1)Calculated as loans past due more than 90 days divided by gross loans.

Net impairment loss on financial assets decreased by 10.4%, or Ps 25.7 billion, in 2019 as compared to 2018. This decrease was driven by a Ps 28.0 billion decrease in impairment loss on loans and other accounts receivable, that was partially offset by a Ps 1.6 billion decrease of recoveries of charged-off financial assets and a Ps 0.7 billion increase in impairments on other financial assets. For more information on loss allowance calculations under IFRS 9, please refer to Note 4 of our audited consolidated financial statements.

The decrease in impairment loss on loans and other accounts receivable of Ps 28.0 billion was mainly driven by (i) a Ps 18.9 billion decrease in the bank’s impairment loss on commercial loans due to a 0.5% contraction of the end of period balance between 2019 and 2018, and (ii) a Ps 17.7 billion decrease in impairment loss on mortgages due to a lower LGD, resulting from an improvement of the bank’s recoverability of troubled loans. Partially offsetting these decreases was a Ps 9.3 billion increase of impairment on consumer loans driven by an 8.1% increase of end of period balance between 2019 and 2018 but was compensated by improving quality as measured by consumer loans classified as Stage 2 and Stage 3 over total consumer loans which improved to 8.9% from 11.1% between the same dates.

The bank’s cost of risk26 improved 50 basis points to 2.3% for 2019 from 2.8% in 2018. The bank’s cost of risk net of recoveries of charged-off financial assets27 improved 44 basis points to 1.9% for 2019 from 2.3% in 2018.

Charge-offs increased by Ps 38.9 billion to Ps 322.1 billion for 2019 from Ps 283.2 billion for 2018. The ratio of charge-offs to average loans remained at 2.7% for both 2019 and 2018. The increase in charge-offs was mainly driven by the Ps 35.0 billion charge-off of the complete exposure to Electricaribe during 2019.

Allowance for impairment losses of loans decreased by Ps 45.8 billion, to Ps 493.9 billion as of December 31, 2019 from Ps 539.6 billion as of December 31, 2018. As of December 31, 2019, Banco AV Villas’ coverage ratio of its loans past due more than 90 days was 129.5% compared to 167.9% as of December 31, 2018. The decrease in coverage was mainly a result of the improving quality as measured by loans classified as Stage 2 and Stage 3 over gross loans which improved to 8.1% from 10.1% between the same dates; the coverage ratio for these loans was 40.0% and 35.6%, respectively.

The deterioration in delinquency of commercial loans was driven by the CRDS loan, which as of December 31, 2019 was past due more than 90 days with a Ps 50.4 billion total exposure. This loan was classified as Stage 3 both at December 31, 2019 and 2018.

Net income from commissions and fees

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Banking fees	300.2	281.8	18.5	6.6
Income from commissions and fees	300.2	281.8	18.5	6.6
Expenses from commissions and fees	(137.3)	(107.8)	(29.5)	27.4
Net income from commissions and fees	163.0	174.0	(11.0)	(6.3)

Net income from commissions and fees decreased by 6.3%, or Ps 11.0 billion, to Ps 163.0 billion in 2019 as compared to 2018 mainly driven by an increase of Ps 29.5 billion, or 27.4%, in expenses from commissions and fees to Ps 137.3 billion in 2019 that was mainly explained by the outsourcing of sales-forces during 2019. This increase was partially offset by a Ps 18.5 billion increase in commissions from banking fees, which was primarily explained by a Ps 16.3 billion increase in banking services fees and a Ps 2.9 billion increase in credit and debit card fees.

Net trading income

During 2019, Banco AV Villas’ net trading income28 increased by Ps 3.4 billion to Ps 16.6 billion in 2019 from Ps 13.2 billion in 2018, driven by a Ps 3.2 billion increase in net trading income from investment securities at FVTPL to Ps 16.8 billion in 2019 from Ps 13.5 billion in 2018.

26 Measured as impairment loss on loans and other accounts receivable divided by the average balance of gross loans.

27 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of gross loans.

28 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives which are not part of qualifying hedge relationships.

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

Total income from investment securities for the bank (comprised of income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 74.0 billion for 2019, Ps 17.7 billion higher than the Ps 56.3 billion for 2018. This was primarily an effect of a 23.8%, or Ps 331.8 billion, increase in the average balance of total investment securities, which resulted in a Ps 14.2 billion increase in interest income. In addition, there was a 25 basis points increase in the average yield of total investment securities to 4.3% in 2019 from 4.0% in 2018, which resulted in a Ps 3.5 billion increase in interest income. Global fixed income and equity markets posted strong gains that translated into higher returns on AV Villas’ investment portfolios.

Other income

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	1.1	1.1	0.1	6.4
Share of profit of equity accounted investees, net of tax (Equity method)	(0.2)	(0.7)	0.5	(73.9)
Net gain on sale of debt and equity securities	17.3	4.0	13.3	329.1
Dividends	3.8	3.0	0.8	27.7
Gain (loss) on the sale of non-current assets held for sale	0.2	0.5	(0.3)	(65.5)
Gain on sale of property, plant and equipment	0.1	0.6	(0.5)	(85.3)
Net gain in asset valuation	0.2	2.5	(2.3)	(91.6)
Other	19.3	33.5	(14.2)	(42.4)
Other income	41.9	44.6	(2.7)	(6.0)

Other income decreased by 6.0%, or Ps 2.7 billion, to Ps 41.9 billion in 2019 as compared to 2018. This decrease was mainly driven by (i) a Ps 14.2 billion decrease in other mainly attributable to a Ps 5.7 billion decrease in fair value adjustments and recoveries from previous periods and a Ps 4.8 billion decrease in income related to PILA (“Planilla Integrada de Liquidación de Aportes”) processing services through the bank’s network, and (ii) a Ps 2.3 billion decrease in net gain in asset valuation. These decreases were partially offset by a Ps 13.3 billion increase in net gain on sale of debt and equity securities, associated with the realization of gains on fixed income investments at FVOCI in relation to the positive prevailing market conditions previously mentioned.

Other expenses

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.3)	(0.1)	(0.2)	122.1
Personnel expenses	(239.5)	(234.7)	(4.8)	2.0
Administrative and other expenses	(392.9)	(408.1)	15.2	(3.7)
Depreciation and amortization	(65.5)	(33.4)	(32.0)	95.7
Impairment loss on other assets	—	—	—	N.A.
Other	(2.4)	(4.3)	1.9	(45.0)
Other expenses	(700.4)	(680.6)	(19.8)	2.9

Other expenses for the year ended December 31, 2019 increased by 2.9%, or Ps 19.8 billion, to Ps 700.4 billion in 2019 mainly driven by a Ps 32.0 billion increase in depreciation and amortization and a Ps 4.8 billion increase in personnel expenses. Partially offsetting these increases was a Ps 15.2 billion reduction in administrative and other expenses.

The Ps 32.0 billion increase in depreciation and amortization was mainly due to the adoption of IFRS 16 in 2019, which changed the accounting methodology for leases. As a result, some rent expenses previously accounted under administrative expenses are now accounted under depreciation and amortization expense. Depreciation and amortization expenses for right-of-use in 2019 were Ps 29.9 billion.

The Ps 15.2 billion decrease in administrative and other expenses was driven by a Ps 31.5 billion decrease in rent expenses mainly associated with the adoption of IFRS 16 in 2019. This decrease was partially offset by (i) a Ps 10.1 billion increase in fees, which include consulting and legal fees among others and (ii) a Ps 7.4 billion increase in contributions and affiliations expenses.

The increase in personnel expenses was mainly driven by a Ps 12.5 billion increase in bonus plan payments and Ps 0.5 billion increase in labor severances that were partially offset by a Ps 8.2 billion decrease in salaries and employee benefits.

Given that Banco AV Villas’ other expenses increased by 2.9% and its income increased by 1.4%, Banco AV Villas’ efficiency ratio29 deteriorated to 55.4% in 2019 from 54.6% in 2018. The ratio of other expenses as a percentage of average assets improved 43 basis points to 4.7% in 2019 from 5.2% in 2018.

Income tax expense

Income tax expense increased by 4.0%, or Ps 4.1 billion, to Ps 105.4 billion for the year ended December 31, 2019. Banco AV Villas’ effective tax rate30 was 31.1% for the year ended December 31, 2019 down from 32.1% for the year ended December 31, 2018. The decrease in the effective tax rate was mainly a result of the decrease in the statutory corporate income tax rate to 33% in 2019 as compared to 37% in 2018.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased to Ps 0.6 billion for the year ended December 31, 2019 from Ps 0.7 billion for the year ended December 31, 2018. Banco AV Villas’ net income attributable to non-controlling interest reflects ownership in A Toda Hora S.A. by other subsidiaries of Grupo Aval.

29 Calculated as other expenses divided by the sum of net interest income, net income from commissions and fees, net trading income and other income.

30 Calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income.

Corficolombiana

Net income

	Corficolombiana Consolidated
	For the year ended		Change 2019 vs
	December 31,		2018
	2019	2018	#	%
	(in Ps billions)
Total interest income	536.2	586.7	(50.5)	(8.6)
Total interest expense	(925.2)	(781.0)	(144.2)	18.5
Net interest income(expense)	(389.0)	(194.4)	(194.6)	100.1
Impairment loss on loans and other accounts receivable	(11.6)	(40.8)	29.2	(71.6)
Impairment (loss) recovery on other financial assets	(0.7)	0.7	(1.4)	(207.1)
Recovery of charged-off financial assets	0.0	0.5	(0.5)	(99.7)
Net impairment loss on financial assets	(12.3)	(39.6)	27.3	(68.9)
Net income from commissions and fees	65.7	66.0	(0.2)	(0.3)
Gross profit from sales of goods and services	2,745.1	2,911.9	(166.8)	(5.7)
Net trading income	113.4	46.9	66.6	142.0
Net income from other financial instruments mandatorily at fair value through profit or loss	217.6	205.8	11.8	5.7
Other income	296.8	317.6	(20.8)	(6.6)
Other expenses	(230.3)	(337.4)	107.1	(31.8)
Income before income tax expense	2,807.1	2,976.8	(169.7)	(5.7)
Income tax expense	(802.9)	(908.3)	105.3	(11.6)
Net income for the year	2,004.2	2,068.5	(64.4)	(3.1)
Net income for the year attributable to:
Owners of the parent	1,531.3	1,620.2	(88.9)	(5.5)
Non-controlling interest	472.9	448.4	24.5	5.5

Corficolombiana’s net income attributable to owners of the parent decreased by 5.5%, or Ps 88.9 billion to Ps 1,531.3 billion in 2019 as compared to 2018, resulting from a Ps 194.6 billion decrease in net interest income (expense) and a Ps 166.8 billion decrease in the results of its non-financial companies. Partially offsetting these were a Ps 107.1 billion decrease in other expenses, a Ps 105.3 billion decrease in income tax expense, a Ps 66.6 billion increase in net trading income and a Ps 27.3 billion decrease in net impairment loss on financial assets.

The Ps 107.1 billion decrease in other expenses in 2019, is mostly explained by the absence of the Ps 111.8 billion impairment recorded by Episol, a fully owned subsidiary of Corficolombiana, on its investment in Concesionaria Ruta del Sol 2 to fully impair the investment.

Net interest income

	For the year ended December 31,		Change, 2019 vs 2018
	2019	2018	#	%
	(in Ps billions)
Interest income using the effective interest method:
Commercial loans	236.4	313.6	(77.2)	(24.6)
Consumer loans	85.9	74.2	11.7	15.8
Mortgage loans	1.5	1.3	0.2	16.1
Interbank and overnight funds	124.7	65.9	58.8	89.2
Interest on loan portfolio	448.5	455.0	(6.5)	(1.4)
Interest on investments in debt securities	87.7	131.7	(44.0)	(33.4)
Total interest income	536.2	586.7	(50.5)	(8.6)
Interest expense:
Checking accounts	—	(0.5)	0.5	(100.0)
Time deposits	(195.5)	(219.3)	23.8	(10.8)
Savings deposits	(26.2)	(20.8)	(5.4)	26.1
Total interest expense on deposits	(221.7)	(240.6)	18.9	(7.8)
Interbank borrowings and overnight funds	(117.2)	(123.1)	5.9	(4.8)
Borrowings from banks and others	(418.4)	(240.8)	(177.6)	73.7
Bonds issued	(168.0)	(170.0)	2.0	(1.2)
Borrowings from development entities	—	(6.6)	6.6	(100.0)
Total interest expense	(925.2)	(781.0)	(144.2)	18.5
Net interest income(expense)	(389.0)	(194.4)	(194.6)	100.1

Corficolombiana’s net interest expense was Ps 389.0 billion and Ps 194.4 billion in 2019 and 2018, respectively. The liquidation of Leasing Corficolombiana accounted for Ps 39.2 billion of the Ps 194.6 billion decrease. Net interest expenses are mainly the result of a net leverage position of the non-financial subsidiaries consolidated by Corficolombiana, as their average balance of interest earning assets is smaller than the average of their interest-bearing funding.

Corficolombiana’s consolidated non-financial subsidiaries’ (such as Promigas and toll road concessions) net interest income has been and is expected to continue to be negative in the future as these entities are not financial entities and thus pay interest expenses to fund returns of assets that are mostly not considered “interest-earning assets”. The returns on those assets were registered mostly in the gross profit (loss) from sales of goods and services and some in the other income line items for 2019 and 2018. Net interest expense contribution from non-financial subsidiaries was Ps 219.2 billion for 2019 and Ps 78.3 billion for 2018.

The increase in consolidated net interest expense, was driven by a Ps 144.2 billion increase in interest expense and by a Ps 50.5 billion decrease in total interest income. The liquidation of Leasing Corficolombiana accounted for a Ps 47.5 billion decrease in total interest expense and a Ps 86.7 billion decrease in total interest income.

The increase in total interest expense of Ps 144.2 billion to Ps 925.2 billion in 2019 as compared to 2018, was mainly the result of a 10.2% or Ps 1,343.7 billion increase in the average of interest bearing liabilities to Ps 14,531.1 billion in 2019 from Ps 13,187.3 billion in 2018, that led to a Ps 85.6 billion increase in interest expense. In addition, the increase in the average cost of funds, to 6.4% in 2019 from 5.9% in 2018 resulted in a Ps 58.6 billion increase in interest expense. The average rate paid on other funding increased due to a shift in mix towards borrowings from banks and others, which is mainly explained by the arising lease liabilities related to the adoption of IFRS 16. These liabilities have a higher average interest rate than the existing average borrowings from banks and others in 2018.

The Ps 50.5 billion decrease in interest income to Ps 536.2 billion in 2019 was the result of a 19.1% or Ps 952.0 billion decrease in the average interest earning assets to Ps 4,022.3 billion in 2019, leading to a Ps 126.9 billion decrease in interest income. Partially offsetting that was a 154 basis points increase in the average yield of interest earning assets to 13.3% in 2019 from 11.8% in 2018, resulting in a Ps 76.4 billion increase in interest income.

Of the Ps 50.5 billion or 8.6% decrease in interest income in Corficolombiana, Ps 65.3 billion was due to a decrease in interest income on gross loans and Ps 44.0 billion due to a decrease in interest income on investments in debt securities. These were partially offset by a Ps 58.8 billion increase in interest income on interbank and overnight funds.

The Ps 65.3 billion decrease in interest income on gross loans was mainly attributable to a 22.4% or Ps 541.7 billion decrease in the average balance of gross loans to Ps 1,880.9 billion in 2019 from Ps 2,422.7 billion in 2018, which resulted in a Ps 93.3 billion decrease in interest income. Partially offsetting that was a 116 basis points increase in the average yield earned on gross loans to 17.2% in 2019 from 16.1% in 2018, that resulted in a Ps 28.0 billion increase in interest income. The decrease in the average balance was driven by the assignment of all of Leasing Corficolombiana’s loans to Banco de Bogotá and Banco de Occidente as part of its liquidation process. The increase in yield is explained by the rise of consumer loans in the overall loan and leases mix, as a result of the aforementioned process.

The increase in interest income on interbank and overnight funds of Ps 58.8 billion was driven by an increase in the average yield of these investments to 25.8% in 2019 from 13.5% in 2018 that led to a Ps 60.1 billion increase in interest income. Partially offsetting that was a 1.0% or Ps 5.1 billion decrease in the average balance of interbank and overnight funds to Ps 484.2 billion in 2019 from Ps 489.4 billion in 2018, that resulted in a Ps 1.3 billion decrease in interest income.

The decrease in interest income on investments in debt securities of Ps 44.0 billion was driven by a decrease in the average yield of these investments to 5.3% in 2019 from 6.4% in 2018, that led to a Ps 22.5 billion decrease in interest income. Furthermore, a 19.7% or Ps 405.2 billion decrease in the average balance of fixed income investments at FVOCI and at AC to Ps 1,657.1 billion in 2019, resulted in a Ps 21.4 billion decrease in interest income.

Net impairment loss on financial assets

Corficolombiana’s net impairment loss on financial assets decreased by Ps 27.3 billion to Ps 12.3 billion in 2019 from Ps 39.6 billion in 2018. This decrease was driven by a Ps 29.2 billion decrease in impairment loss on loans and other accounts receivable and a Ps 1.4 billion increase in impairment (loss) recovery on other financial assets, to Ps 0.7 billion of loss in 2019 from a Ps 0.7 billion recovery in 2018. For more information on loss allowance calculations under IFRS 9, please refer to Note 4 of our audited consolidated financial statements.

The Ps 29.2 billion decrease in impairment loss on loans and other accounts receivable, was driven by (i) a lower impairment recognized by Corficolombiana on its exposure in Electricaribe S.A. E.S.P., which had no impact on 2019 since it was already fully provisioned and amounted to Ps 24.7 billion in 2018 and (ii) the liquidation of Leasing Corficolombiana led to a Ps 19.5 billion decrease. These were partially offset by (i) a Ps 9.3 billion increase in impairment loss on consumer loans in Promigas and (ii) the fact that Fiduciaria Corficolombiana registered a Ps 0.9 billion impairment in 2019, which compares to a Ps 6.9 billion recovery of an impairment on other accounts receivable carried in 2018.

Corficolombiana charged-off its exposure to Electricaribe during 2019 in an amount of Ps 79.0 billion.

Net income from commissions and fees

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Banking fees	15.1	17.9	(2.8)	(15.6)
Trust activities and portfolio management services	63.4	61.4	2.0	3.2
Income from commissions and fees	78.5	79.3	(0.8)	(1.0)
Expenses from commissions and fees	(12.7)	(13.3)	0.6	(4.4)
Net income from commissions and fees	65.7	66.0	(0.2)	(0.3)

Net income from commissions and fees decreased by Ps 0.2 billion, or 0.3% to Ps 65.7 billion in 2019 as compared to Ps 66.0 billion in 2018. This decrease was driven by a Ps 2.8 billion decrease in banking fees that was partially offset by a Ps 2.0 billion increase in fees from trust activities and portfolio management services and by a Ps 0.6 billion decrease in commission and fee expenses. The liquidation of Leasing Corficolombiana accounted for Ps 1.8 billion of the Ps 0.2 billion decrease in net income from commissions and fees.

Gross profit from sales of goods and services

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Income from sales of goods and services	9,002.0	7,923.7	1,078.2	13.6
Costs and expenses of sales of goods and services	(6,256.8)	(5,011.8)	(1,245.0)	24.8
Gross profit from sales of goods and services	2,745.1	2,911.9	(166.8)	(5.7)

Gross profit from sales of goods and services decreased by 5.7%, or Ps 166.8 billion to Ps 2,745.1 billion in 2019 from Ps 2,911.9 billion in 2018, mainly driven by lower results in infrastructure companies in 2019 as compared to 2018. Under IFRS 15, when the contractual start of construction is signed, income related to pre-construction progress up to that date is recognized immediately through profit or loss, further income is subsequently recognized as work progresses. In the case of the Villavicencio - Yopal (Covioriente) and Pacífico 1 (Covipacífico) concession projects, income recognized was higher in 2018 as both projects started construction (contractual) in the fourth and third quarters of 2018 respectively. In addition work progress in Chirajara-Fundadores (Coviandina) was lower in 2019 than in 2018. For more information on our concession arrangements rights please refer to Note 16 of our audited consolidated financial statements.

Income from sales of goods and services increased by 13.6% or Ps 1,078.2 billion to Ps 9,002.0 billion in 2019 as compared to 2018. Promigas contributed with Ps 1,095.4 billion of that increase of which (i) Ps 645.6 billion are recognized in an equal amount of income and expenses related to construction and expansion of gas pipelines under concession and (ii) Ps 416.1 billion resulted from growth in gas distribution and transportation activities.

Costs and expenses of sales of goods and services showed a Ps 1,245.0 billion increase to Ps 6,256.8 billion in 2019 from Ps 5,011.8 billion for 2018. The increase is mainly explained by the aforementioned Promigas effect and increases in production costs and acquisition of raw materials and costs of goods sold, mainly in Corficolombiana’s infrastructure concessions and Promigas.

Net trading income

Total net trading income31 increased by Ps 66.6 billion to Ps 113.4 billion in 2019 from Ps 46.9 billion in 2018, driven by a Ps 38.8 billion increase in net trading income from investment securities at FVTPL and a Ps 27.8 billion increase in income from derivatives.

Corficolombiana’s net trading income from investment securities at FVTPL amounted to Ps 104.2 billion during 2019, Ps 38.8 billion higher than the Ps 65.4 billion during 2018. The Ps 38.8 billion increase in net trading income from investment securities is explained by a Ps 26.5 billion increase in income from equity investment securities at FVTPL, and a Ps 12.3 billion increase in income from the fixed income held for trading portfolio. Global fixed income and equity markets posted strong gains that translated into higher returns on Corficolombiana’s investment portfolios.

Net trading income from derivatives, increased by Ps 27.8 billion to a gain of Ps 9.3 billion in 2019 from a loss of Ps 18.5 billion in 2018.

31 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives which are not part of qualifying hedge relationships.

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

Total income from investment securities (comprised of income on investments in debt securities and net trading income from investment securities at FVTPL) was Ps 191.9 billion for 2019, 2.6% or Ps 5.2 billion lower than the Ps 197.1 billion registered during 2018. This decrease is explained by a Ps 93.5 billion reduction in the average balance of total investment securities to Ps 3,440.9 billion in 2019, which resulted in a Ps 5.2 billion decrease in income. The average yield on total investment securities remained at 5.6% for both 2019 and 2018.

Net income from other financial instruments mandatorily at FVTPL

Net income from financial instruments mandatorily at FVTPL reflect the fair value of concession arrangements entered between Promigas and the Colombian government, and increased by Ps 11.8 billion to Ps 217.6 billion in 2019 as compared to 2018.

Other income

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(21.6)	(10.0)	(11.6)	115.4
Share of profit of equity accounted investees, net of tax (Equity method)	207.3	184.4	22.9	12.4
Net gain on sale of debt and equity securities	31.1	17.3	13.8	79.6
Dividends	76.6	63.8	12.8	20.0
Gain (loss) on the sale of non-current assets held for sale	0.0	0.3	(0.3)	(100.0)
Gain on sale of property, plant and equipment	0.0	0.0	0.0	626.7
Net gain in asset valuation	1.4	0.0	1.4	N.A.
Other	1.9	61.7	(59.8)	(96.8)
Other income	296.8	317.6	(20.8)	(6.6)

Other income decreased by Ps 9.0 billion or 1.7%, mainly driven by (i) a Ps 59.8 billion decrease from other income, (ii) a Ps 11.6 billion decrease in foreign exchange gains (losses), net discussed above as part of the trading strategy (the net result of these two accounts was a loss of Ps 12.4 billion in 2019 versus a loss of Ps 28.6 billion in 2018).

Other, which includes income on sales of foreclosed assets and recoveries on other expenses, decreased by Ps 59.8 billion to Ps 1.9 billion in 2019 as compared to 2018, driven by (i) a Ps 31.5 billion decrease in income from insurance compensations at Episol, (ii) the recognition of Ps 11.7 billion of income from sales of assets under financial leasing in Promigas in 2018, and (iii) the liquidation of Leasing Corficolombiana that led to a Ps 9.8 billion decrease.

These decreases were partially offset by a Ps 22.9 billion increase in income from the equity method to Ps 207.3 billion in 2019 from Ps 184.4 billion in 2018. This increase was explained by an increase in net income recognized through the equity method from Gases del Caribe and Cálidda.

Also contributing, a Ps 13.8 billion increase in net gain on sales of debt and equity securities, given that prevailing market conditions during most part of 2019 were positive, Corficolombiana decided to realize gains on a portion of its fixed income portfolio.  Dividend income increased by Ps 12.8 billion to Ps 76.6 billion in 2019 from Ps 63.8 billion in 2018, mainly driven by a Ps 15.6 billion increase in dividend income from Grupo Energía de Bogotá (GEB) and a Ps 2.1 billion decrease from Sociedad Aeroportuaria de la Costa.

Other expenses

	Year ended December 31,		Change, 2019 vs. 2018
	2019	2018	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	—	(0.2)	0.2	(100.0)
Personnel expenses	(91.2)	(99.6)	8.4	(8.5)
Administrative and other expenses	(85.5)	(95.3)	9.8	(10.3)
Depreciation and amortization	(7.8)	(7.7)	(0.0)	0.5
Impairment loss on other assets	(0.2)	(133.6)	133.4	(99.8)
Net loss from liquidation of subsidiaries	(44.3)	(0.2)	(44.1)	N.A.
Other	(1.3)	(0.6)	(0.6)	101.3
Other expenses	(230.3)	(337.4)	107.1	(31.8)

Corficolombiana’s other expenses decreased by Ps 107.1 billion or 31.8% to Ps 230.3 billion in 2019 as compared to 2018. This decrease was mainly driven by a Ps 133.4 billion reduction in impairment loss on other assets as two impairment charges were carried out in 2018 (i) Episol recorded a Ps 111.8 billion impairment on its investment in CRDS, and (ii) Corficolombiana recorded a Ps 18.2 billion impairment to fully provision its investment in Pizano S.A. (under liquidation). This was partially offset by a Ps 44.1 billion increase in net loss from liquidation of subsidiaries in 2019, which reflects the net loss from the liquidation of Leasing Corficolombiana, which started its liquidation process in May 2019. The result for 2018 includes the net loss of Banco Corficolombiana Panamá, another Corficolombiana subsidiary, that was liquidated in November 2018.

The Ps 9.8 billion decrease in administrative and other expenses was mainly driven by the liquidation of Leasing Corficolombiana which led to a Ps 11.0 billion decrease. Corficolombiana’s taxes and surcharges on a separate basis increased Ps 1.6 billion. Personnel expenses decreased Ps 8.4 billion mainly driven by the liquidation of Leasing Corficolombiana which led to a Ps 14.5 billion decrease. Corficolombiana’s personnel expense on a separate basis increased Ps 5.2 billion.

Income tax expense

Income tax expense for Corficolombiana decreased by Ps 105.3 billion, or 11.6%, to Ps 802.9 billion for the year ended December 31, 2019. Corficolombiana’s effective tax rate32 decreased to 31.3% for the year ended December 31, 2019 from 33.3% for the year ended December 31, 2018. The decrease in income tax expense was mainly driven by (i) a Ps 102.7 billion resulting from a lower statutory corporate income tax rate of 33% in 2019 as compared to 37% in 2018 and (ii) lower income before income tax expense. Partially offsetting these, was the positive effect of the Financing Law on deferred tax expenses in 2018 that resulted in a recovery of Ps 121.1 billion for that year.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in Corficolombiana increased by 5.5%, or Ps 24.5 billion to Ps 472.9 billion in 2019 as compared to 2018. The increase is mainly explained by a Ps 45.4 billion increase in net income attributable to non-controlling interest from Promigas that was partially offset by lower net income from concessions in which we do not have full ownership. The ratio of net income attributable to non-controlling interest to net income increased to 23.6% in 2019 from 21.7% in 2018, given the higher weight of Promigas in net income, in which Corficolombiana holds a 50.9% controlling interest.

32 Calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income.

Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

After seeing in 2017 a year in which the economic stagnation in Colombia drove a decline in Grupo Aval’s returns (1.4% and 12.6% in terms of ROAA and ROAE, respectively), 2018 was a year of strong recovery for us, driven by a combination of factors detailed below:

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

Total interest income for Grupo Aval decreased by 2.1% or Ps 385.2 billion to Ps 18,356.6 billion in 2018, driven by a decrease of Ps 509.4 billion in interest income on total loans and leases33 (driven by a 3.2% or Ps 564.5 billion decrease in interest income on loans and leases, offset by a Ps 55.1 billion increase in interest income on interbank and overnight funds), offset in part by a Ps 124.2 billion increase in interest income on investments in debt securities.

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

The 3.2% or Ps 564.5 billion decrease in interest income on loans and leases for Grupo Aval in 2018 as compared to 2017 was mainly a result of a 85 basis points decrease in the average yield on loans and leases from 11.4% in 2017 to 10.6% in 2018, that led to a Ps 1,305.6 billion decrease in interest income. The decrease in the average yield was mainly driven by

33  Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

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

Grupo Aval’s average total interest-earning assets34 increased by 5.3%, or Ps 9,530.3 billion, to Ps 189,314.5 billion in 2018 and the net interest income increased by 3.4%, or Ps 357.7 billion to Ps 10,871.8 billion in 2018. As a consequence, its net interest margin decreased 11 basis points from 5.85% in 2017 to 5.74% in 2018. The interest spread between the average rate on loans and leases and the average rate paid on interest-bearing deposits decreased by 20 basis points from 7.1% to 6.9% over the same period.

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

34 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at fair value through other comprehensive income (“FVOCI”) and at amortized cost (“AC”).

The Ps 85.2 billion increase in impairment loss on mortgage loans was driven by higher provisions in Nicaragua and Costa Rica due to political and macroeconomic factors and the natural aging of the mortgage portfolio of the Colombian banks, which still has a better quality than the Colombian average for this product.

The increase in impairment loss on commercial loans of Ps 11.7 billion was impacted by a Ps 70.8 billion increase in impairment on specific corporate loans recorded, such as Electricaribe, Concesionaria Ruta del Sol and SITP (Bogotá’s Mass Transportation System)35. The impairment losses for these loans in the year were (i) Ps 281.5 billion for Electricaribe, Ps 104.1 billion lower than the Ps 385.6 billion impairment loss in 2017 (ii) Ps 194.7 billion for Concesionaria Ruta del Sol, Ps 92.2 billion higher than the Ps 102.5 billion impairment loss in 2017 and (iii) Ps 125.8 billion for SITP, Ps 82.7 billion higher than the Ps 43.1 billion impairment loss in 2017. As of December 31, 2018, the coverage ratio on those loans, measured as the loan loss allowance of each client divided by the total credit exposure of each client, was 100.0%, 31.2% and 36.4%, respectively. Grupo Aval may charge-off the Electricaribe loan during 2019, based on its charge-off policy, but also taking into account upcoming developments surrounding the process of the company.

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

Grupo Aval’s cost of risk36 improved 10 basis points from 2.7% in 2017 to 2.6% for 2018. Grupo Aval’s cost of risk net of recoveries of charged-off financial assets37 improved by 12 basis points from 2.5% in 2017 to 2.4% in 2018.

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

35 SITP (Bogotá’s Mass Transportation System) for this purpose includes three companies: Consorcio Express S.A.S., ETIB S.A.S and Transporte Zonal Integrado S.A.S (Tranzit S.A.S.).

36 Calculated as impairment loss on loans and other accounts receivable divided by the average balance of loans and leases.

37 Calculated as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of loans and leases.

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

Net trading income

During 2018, Grupo Aval’s net trading income38 was Ps 582.7 billion, Ps 21.3 billion or 3.8% higher than the Ps 561.4 billion obtained in 2017 resulting from a Ps 262.3 billion increase in net trading income from derivatives and a Ps 240.9 billion decrease in income from investment securities at fair value through profit or loss.

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

The Ps 206.5 billion increase in personnel expenses was influenced by headcount optimization projects in Banco de Occidente and Banco Popular. See Banco de Occidente–Other expenses” and Banco Popular–Other expenses”.

The impairment loss on other assets in 2018 includes a Ps 111.8 billion impairment carried out by Episol of its investment in Concesionaria Ruta del Sol. In 2017 the impairment for this investment was Ps 140.7 billion. As of December 31, 2018. Episol’s investment in Concesionaria Ruta del Sol had been fully impaired (see Note 14 of audited consolidated financial statements).

Because Grupo Aval’s personnel and administrative and other expenses increased by 5.5%, while its income increased by 13.7%, the efficiency ratio39 improved from 46.5% in 2017 to 43.1% in 2018. The ratio of personnel and administrative and other expenses as a percentage of average assets remained stable at 3.5% for both 2017 and 2018.

Income tax expense

Income tax expense for Grupo Aval increased by 22.6%, or Ps 396.8 billion, to Ps 2,149.6 billion in 2018. Grupo Aval’s effective tax rate40 was 36.6% in 2017 and 30.4% in 2018.

The change in the effective tax rate and income tax expense was mainly driven by (i) a higher net income before income tax expense41 that resulted in an increase of Ps 908.1 billion in income tax expense, (ii) a positive impact of the Financing Law passed in Colombia on deferred taxes which decreased the future expected tax rate from 33% to 30% (see Note 19 of Financial Statements) and resulted in a Ps 153.0 billion decrease in income tax expense (of which Ps 62.4 billion are attributable to owners of the parent), (iii) a lower statutory tax rate from 40% in 2017 to 37% in 2018 that resulted in a Ps 211.9 billion decrease in income tax expense in 2018, and (iv) other tax effects that resulted in a Ps 29.4 billion decrease in income tax expense.

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

40 Calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense.

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

The Ps 956.0 billion increase in total other income was mainly driven by (i) a Ps 525.6 billion increase in income from equity method investees from which Ps 507.0 billion was driven by stronger results in Corficolombiana (for further detail see─Corficolombiana), and (ii) a Ps 312.3 billion gain in transactions associated with a PP&E structure optimization.

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

The following tables differentiate the results between those obtained in Banco de Bogotá’s Colombian operation and those obtained in its Central American operation42. As of December 31, 2018, 51.9% of the consolidated total assets were in Colombia, and 48.1% in Central America.

42 Banco de Bogotá’s Central American operation refers to Leasing Bogotá Panamá operation expressed in Colombian pesos, at the exchange rate of the period. Colombian operation refers to the difference between the Central American operation and Banco de Bogota’s consolidated results.

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

Total interest income for Banco de Bogotá decreased by 1.1% or Ps 119.4 billion to Ps 11,195.4 billion in 2018, driven by a decrease of Ps 162.2 billion in interest income on total loans and leases43 (driven by a 2.1% or Ps 225.6 billion decrease in interest income on loans and leases offset in part by a Ps 63.4 billion increase in interest income on interbank and overnight funds), offset in part by a Ps 42.7 billion increase in interest on investments in debt securities.

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

The 2.1% or Ps 225.6 billion decrease in interest income on loans and leases for Banco de Bogotá in 2018 as compared to 2017 was mainly a result of a 70 basis points decrease in the average yield on loans and leases from 10.8% in 2017 to

43 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

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

Since Banco de Bogotá’s average total interest-earning assets44 increased by 4.9%, or Ps 5,614.2 billion, to Ps 119,277.9 billion in 2018 and its net interest income increased by 2.2%, or Ps 145.8 billion to Ps 6,866.5 billion in 2018, the bank saw a 16 basis points decrease in the net interest margin from 5.9% in 2017 to 5.8% in 2018. The spread between the yield earned on loans and leases and the rate paid on deposits decreased 31 basis points from 7.0% in 2017 to 6.6% in 2018. As it will be explained in detail, the contraction in the net interest margin and spread was mainly driven by its Colombian

44 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at FVOCI and at AC.

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

Banco de Bogotá’s cost of risk45 remained stable at 2.5% for both 2017 and 2018. The cost of risk net of recoveries of charged-off financial assets46 also remained stable at 2.4% for both 2017 and 2018. Cost of risk ratios for Banco de Bogotá’s Colombian operations improved from 2.8% in 2017 to 2.6% in 2018 and from 2.6% in 2017 to 2.4% in 2018, respectively, while these ratios for Banco de Bogotá’s Central American operations increased from 2.1% in 2017 to 2.4% in 2018. Explanations for the variation in cost of risk for both operations are detailed below.

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

Banco de Bogotá’s coverage ratio for loans 91 days past due was 165.9% at December 31, 2018, with a ratio of 148.8%

45 Measured as impairment loss on loans and other accounts receivable divided by the average balance of loans and leases.

46 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of loans and leases.

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

Net trading income

During 2018, Banco de Bogotá’s net trading income47 was Ps 412.1 billion, 4.3% or Ps 16.8 billion higher than the Ps 395.2 billion for 2017. Colombian operations accounted for a Ps 8.5 billion increase in net trading income, and Banco de Bogotá’s Central American operations contributed with a Ps 8.4 billion increase in net trading income. The Ps 16.8 billion increase in net trading income was driven by a Ps 302.5 billion increase in net trading income from derivatives offset in part by a Ps 285.7 billion decrease in net trading income from investment securities at FVTPL.

Total income from valuation on trading and hedging derivatives increased Ps 302.5 billion from Ps 94.5 billion in 2017 to Ps 397.0 billion in 2018, driven by the fluctuation of the Colombian peso during 2018.

The Ps 285.7 billion decrease in net trading income from investment securities at FVTPL, for Banco de Bogotá, was mainly driven by a decrease in the return from 13.3% in 2017 to 0.6% in 2018, resulting in a Ps 286.9 billion decrease in income. The average balance of Banco de Bogotá’s fixed income and equity investments at FVTPL increased by 8.5%, or Ps 193.5 billion, to Ps 2,459.9 billion, and resulted in a Ps 1.2 billion increase in income. The decrease in the return of this portfolio was driven by lower returns on Porvenir’s equity and fixed income securities at FVTPL related to its stabilization reserve (see Item 4. Information on the company—A. History and development of the company—Pension fund management—Porvenir).

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

47 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities at FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

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

The Ps 801.0 billion increase from Banco de Bogotá’s Colombian operations was mainly driven by Ps a 525.6 billion increase in equity method investees related to an increase in Corficolombiana’s net income derived from strong results in their non-financial subsidiaries (for further details see “─Corficolombiana”), a Ps 443.0 billion increase in other income related to (i) Ps 312.3 billion gain in non-monetary transactions associated with PP&E structure optimizations and (ii) Ps 123.4 billion gain from the dilution resulting from Corficolombiana’s capitalization process in August 2018, and a Ps 23.1 billion increase in gains on valuation of assets, net. Partially offsetting these increases, there was a Ps 190.9 billion decrease in foreign exchange gains, net.

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

Banco de Bogotá’s efficiency ratio48 improved from 48.4% in 2017 to 47.0% in 2018 and the ratio of personnel and administrative and other expenses as a percentage of average assets remained basically unchanged at 3.8% for both 2017 and 2018.

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

48 Calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other.

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

Income tax expense

Income tax expense for Banco de Bogotá decreased by 2.1%, or Ps 20.2 billion, to Ps 950.0 billion in 2018. The decrease in income tax expense can be explained by (i) a positive impact of the Financing Law on deferred taxes which decreased the future expected tax rate from 33% to 30% (see Note 19 of Financial Statements) which resulted in a Ps 23.2 billion decrease in income tax expense and (ii) a lower statutory tax rate from 40% in 2017 to 37% in 2018 that resulted in a Ps 104.9 billion decrease in income tax expense in 2018 partially offset by a Ps 382.9 billion, or 12.3%, higher net income before taxes base49 that resulted in a Ps 153.2 billion higher income tax expense.

Banco de Bogotá’s effective tax rate50 was 27.2% in 2018 compared to 31.2% in 2017. The effective tax rate for Banco de Bogota’s Colombian operations decreased from 32.1% in 2017 to 25.0% in 2018. The effective tax rate for Banco de Bogota’s Central American operations decreased from 30.2% in 2017 to 29.6% in 2018. Given that 2018 had a one-time positive impact on taxes, the bank expects the effective tax rate to go back to level closer to the mandatory rate in 2019.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by Ps 31.0 billion, to Ps 194.0 billion in 2018 as compared with Ps 225.0 billion in 2017. The ratio of net income attributable to non-controlling interest to net income was 6.2% in 2018 compared to 10.5% in 2017.

49 Net income before income tax expense minus equity method, minus dividends, plus wealth tax.

50 Calculated as income tax expense divided by income before income tax expense excluding dividends and the equity method, as both are non-taxable income, and the equity tax as it is a non-deductible expense.

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

Banco de Occidente’s net interest income decreased by 4.9%, or Ps 100.4 billion, to Ps 1,963.3 billion in 2018 as compared to 2017. This decrease was primarily driven by a Ps 353.4 billion or 10.2% decrease in total interest income to Ps 3,098.5 billion in 2018, offset in part by a Ps 253.0 billion, or 18.2%, decrease in total interest expense during the same period. The decrease in total interest income was mainly the result of a 11.5%, or Ps 375.2 billion, decrease in interest income on total loans and leases51 to Ps 2,886.9 billion (driven by a Ps 387.9 billion decrease in interest income on loans and leases and a Ps 12.7 billion increase in interest income on interbank and overnight funds) and despite a 11.5%, or Ps 21.8 billion, increase in interest on investments in debt securities to Ps 211.6 billion in 2018.

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

51 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

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

Average total interest earning assets52 increased by 2.9%, or Ps 938.9 billion, from Ps 32,375.9 billion in 2017 to Ps 33,314.8 billion in 2018 and net interest income decreased by 4.9%, or Ps 100.4 billion, from Ps 2,063.7 billion to Ps 1,963.3 billion over the same period, which resulted in a 48 basis points contraction in the net interest margin from 6.4% in 2017 to 5.9% in 2018. The interest spread between the average rate on loans and leases and the average rate paid on deposits decreased 20 basis points from 7.0% in 2017 to 6.8% in 2018. The contraction of the spread and net interest margin of the bank was in line with a decreasing interest rate scenario as 70.7% of its loan portfolio is comprised of commercial loans with variable rates.

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

52 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at FVOCI and at AC.

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

The bank’s cost of risk53 increased 9 basis points from 3.6% for 2017 to 3.7% in 2018 and its cost of risk net of recoveries of charged-off financial assets54 remained stable at 3.3% for 2017 and 2018.

Charge-offs increased from Ps 683.1 billion for the year ended December 31, 2017 to Ps 859.6 billion for the year ended December 31, 2018 and the ratio of charge-offs to average loans (excluding interbank and overnight funds) increased from 2.5% for the year ended December 31, 2017 to 3.2%  for the year ended December 31, 2018.

Since Banco de Occidente’s net impairment loss on loans and leases increased, in absolute terms more than charge-offs, the allowance for impairment loss on loans and leases increased from Ps 1,135.7 billion as of December 31, 2017 to Ps 1,576.9 billion as of December 31, 2018. As of December 31, 2018 Banco de Occidente’s coverage over its 91 days past due loans was 142.8% versus 119.0% as of December 31, 2017. The increases in coverage include the impact of its implementation of IFRS 9 on January 1, 2018, which impacted the opening balance of loan loss allowance for 2018.

53 Measured as impairment loss on loans and other accounts receivable divided by the average balance of loans and leases.

54 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of loans and leases.

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

The decrease in expenses from commissions and fees is explained by a decrease in expenses from banking services and others. The two main drivers for this decrease were a Ps 25.0 billion of savings resulting from the migration of third-party providers to Ventas y Servicios S.A. (see “Item 4—. Information on the Company—B. Business overview—Other corporate information—Technology”), a subsidiary of Banco de Occidente, and the reduction of the interbank automated clearing house tariff charged by ACH Colombia S.A. in May 2018 to all the banks in the market, that led to Ps 7.1 billion savings between 2017 and 2018 which were partially transferred to clients through lower fees.

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

Net trading income

During 2018, the bank’s net trading income55 was Ps 104.8 billion, Ps 55.1 billion higher than the Ps 49.7 billion in 2017.

55 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities at FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

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

Beginning in 2018, Banco de Occidente started to record Corficolombiana as an associate, rather than as an equity instrument available for sale. As a consequence of this change, Banco de Occidente recognized Ps 65.8 billion in equity method over Corficolombiana in 2018. Partially offsetting this result, there was a Ps 20.2 billion decrease in equity method from Porvenir, as the pension fund’s results for the year were 14.7% less than in 2017.

Other income increased by Ps 20.6 billion mainly due to improving results from PILA (“Planilla Integrada de Liquidación de Aportes”) processing services through the bank’s network and through affiliate channels which increased by Ps 14.9 billion.

Other expense

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Losses from sales of noncurrent assets held for sale	(0.0)	(0.9)	0.9	(100.0)
Personnel expenses	(506.2)	(478.7)	(27.4)	5.7
Salaries and employee benefits	(468.7)	(471.9)	3.1	(0.7)
Bonus plan payments	(4.5)	(4.4)	(0.0)	1.1
Labor severances	(33.0)	(2.4)	(30.5)	1,258.2
Administrative and other expenses	(699.7)	(685.2)	(14.5)	2.1
Depreciation and amortization	(77.2)	(69.3)	(7.9)	11.4
Wealth tax	—	(15.1)	15.1	(100.0)
Impairment loss on other assets	(0.1)	(2.9)	2.8	(96.9)
Other expenses	(32.1)	(6.6)	(25.5)	385.3
Charitable and other donation expenses	(0.2)	(0.5)	0.3	(67.3)
Other	(31.9)	(6.1)	(25.8)	422.9
Other expense	(1,315.2)	(1,258.7)	(56.5)	4.5

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

Income tax expense

Income tax expense for Banco de Occidente decreased by Ps 151.2 billion, or 130.6%, to a Ps 35.5 billion tax recovery for the year ended December 31, 2018. The movement in income tax expense can be explained mainly by (i) a Ps 165.4 billion, or 45.9%, lower net income before taxes56 that resulted in a Ps 66.2 billion lower income tax expense, (ii) a Ps 43.7 billion increase in current tax recoveries for prior periods, (iii) a deferred tax adjustment from previous periods that resulted in a Ps 24.2 billion tax recovery, (iv) lower non-deductible expenses that resulted in a Ps 19.6 billion decrease in income tax expense, (v) a positive impact of the Financing Law on deferred taxes which decreased the future expected tax rate from 33% to 30% (see Note 19 of Financial Statements), which resulted in a Ps 6.6 billion tax, and (vi) a lower statutory tax rate from 40% in 2017 to 37% in 2018 that resulted in a Ps 5.9 billion decrease in income tax expense in 2018.

56 Net income before income tax expense minus equity method, minus dividends, plus wealth tax.

Banco de Occidente’s effective tax rate57 decreased from 32.1% for the year ended December 31, 2017 to (18.2)% for the year ended December 31, 2018. This rate is expected to normalize in 2019 and to be closer to the statutory tax rate of 37%.

Net income attributable to non-controlling interest

Banco de Occidente’s net income attributable to non-controlling interest increased by Ps 1.3 billion for 2018 as compared to 2017. The increase is primarily attributable to higher net income from Ventas y Servicios. Net income attributable to non-controlling interest is not a significant contributor to net income for Banco de Occidente, and is responsible for only 0.7% of net income for the year ended December 31, 2018.

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

Banco Popular’s net income attributable to owners of the parent increased by 83.6%, or Ps 156.3 billion, to Ps 343.3 billion in 2018 as compared to Ps 187.0 billion in 2017. This increase is attributable to a Ps 125.6 billion increase in net interest income, a Ps 124.4 billion increase in total other income, a Ps 75.6 billion decrease in net impairment loss on financial assets, a Ps 20.8 billion increase in net income from commissions and fees, a Ps 0.9 billion increase in net trading income and Ps 7.0 billion decrease in non-controlling interest. Partially offsetting the above, there was a Ps 120.7 billion increase in total other expense, a Ps 33.3 billion decrease in income from sales of goods and services, and a Ps 44.0 billion increase in income tax expense.

57 Calculated as income tax expense divided by income before income tax expense minus equity method, minus dividends, plus wealth tax.

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

Banco Popular’s net interest income increased by 10.3%, or Ps 125.6 billion, from Ps 1,220.4 billion in 2017 to Ps 1,345.9 billion in 2018. This increase was driven by a Ps 126.7 billion or 13.0% decrease in total interest expense partially offset by a Ps 1.2 billion or 0.1% decrease in total interest income. The decrease in total interest income is explained by the net of a Ps 16.9 billion decrease in interest income on total loans and leases58 (driven by a decrease in interest income on loans and leases of Ps 16.5 billion to Ps 2,066.7 billion in 2018 and a Ps 0.4 billion decrease in interest income on interbank and overnight funds) and a Ps 15.8 billion increase in income on investments in debt securities.

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

The decrease in interest earned on loans and leases mentioned above was explained by a 117 basis points decrease in the average yield of loans and leases from 12.4% in 2017 to 11.2% in 2018, which resulted in a Ps 197.8 billion decrease in interest income on loans and leases and was partially offset by an increase in the average balance of loans and leases portfolio of 9.6%, or Ps 1,619.8 billion from Ps 16,846.6 billion in 2017 to Ps 18,466.4 billion in 2018, which resulted in a Ps 181.3 billion increase in interest income. The decrease in the average yield was driven by (i) lower average interest rates as the average Central Bank rate declined from 6.13% in 2017 to 4.35% in 2018, and (ii) a more competitive landscape particularly in commercial loans and leases.

58 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

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

Average total interest earning assets59 increased by 11.1%, or Ps 2,099.9 billion, to Ps 21,060.3 billion in 2018 as compared to Ps 18,960.4 billion in 2017 mainly driven by the growth on both the consumer loans and lease portfolio and the debt securities portfolio, and net interest income increased by 10.3%, or Ps 125.6 billion, from Ps 1,220.4 billion in 2017 to Ps 1,345.9 billion in 2018, which resulted in a 5 basis point decrease in net interest margin from 6.44% in 2017 to 6.39% in 2018. The slight decline in net interest margin was driven by the decline in the yield on the debt securities portfolio mentioned above.

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

59 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at FVOCI and at AC.

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

The bank’s cost of risk60 improved 53 basis points from 1.5% for 2017 to 1.0% for 2018. The bank’s cost of risk net of recoveries of charged-off financial assets61 improved from 1.4% in 2017 to 0.9% in 2018. The decrease in impairment losses for the aforementioned commercial and consumer loans accounted for most of the decrease on both the cost of risk and the cost of risk net of recoveries of charged-off financial assets.

Charge-offs increased from Ps 115.5 billion for the year ended December 31, 2017 to Ps 169.0 billion for the year ended December 31, 2018. Allowance for impairment loss of loans and leases increased Ps 114.7 billion from Ps 665.9 billion as of December 31, 2017 to Ps 780.6 billion as of December 31, 2018, Banco Popular’s coverage over its 91 days past due loans was 154.8% versus 137.9% as of December 31, 2017. The increases in coverage include the impact of its implementation of IFRS 9 on January 1, 2018, which impacted the opening balance of loan loss allowance for 2018.

The charge-offs to average loans increased from 0.7% in 2017 to 0.9% in 2018.

60 Measured as impairment loss on loans and other accounts receivable divided by the average balance of loans and leases.

61 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of loans and leases.

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

Net income (expense) from sales of goods and services

	Year ended December 31,		Change, 2019 vs. 2018
	2018	2017	#	%
	(in Ps billions)
Income from sales of goods and services	12.1	58.2	(46.1)	(79.2)
Costs and expenses from sales of goods and services	(14.0)	(26.8)	12.8	(47.8)
Net income (expense) from sales of goods and services	(1.8)	31.4	(33.3)	(105.8)

Net income (expense) from sales of goods and services decreased Ps 33.3 billion from Ps 31.4 billion in 2017 to a net expense of Ps 1.8 billion in 2018. This decrease is derived from the 2017 recognition of a sale of land of INCA, a subsidiary of Banco Popular.

Net trading income

During 2018, Banco Popular’s net trading income62 came in at Ps 22.1 billion, 4.4%, or Ps 0.9 billion higher than the Ps 21.2 billion obtained in 2017. This increase was driven by a Ps 7.8 billion increase in net trading income from derivatives partially offset by a Ps 6.9 billion decrease in net trading income from investment securities at FVTPL.

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

62 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

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

Banco Popular’s efficiency ratio63 deteriorated from 59.6% in 2017 to 60.8% for 2018. The ratio of personnel expenses and administrative and other expenses as a percentage of average assets increased from 4.0% for 2017 to 4.2% 2018. The deterioration of these ratios was mainly driven by the non-recurrent labor severance expenses mentioned above.

Income tax expense

Income tax expense for Banco Popular increased by Ps 44.0 billion, or 40.4%, to Ps 152.9 billion for the year ended December 31, 2018, primarily due to higher income before income tax expense. Banco Popular’s effective tax rate64 slightly increased from 34.8% for the year ended December 31, 2017 to 35.1% for the year ended December 31, 2018.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest decreased by Ps 7.0 billion to Ps 11.7 billion for the year ended December 31, 2018. The decrease in net income attributable to non-controlling interest was driven by a lower net income from Banco Popular’s consolidated subsidiary INCA (44.6% owned by the bank), driven by a sale of land in 2017.

63 Calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other.

64 Calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax.

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

Banco AV Villas’ net interest income increased by 14.3%, or Ps 127.2 billion, from Ps 887.5 billion in 2017 to Ps 1,014.7 billion in 2018. This increase was driven by a Ps 74.2 billion increase in total interest income to Ps 1,384.7 billion in 2018 and a Ps 53.1 billion decrease in total interest expense to Ps 370.0 billion in 2018 (mostly due to a Ps 44.7 billion decrease in interest expense on deposits and a Ps 10.1 billion decrease in interest expense on interbank borrowings and overnight funds). The increase in total interest income was mainly a result of a 6.6%, or Ps 82.8 billion, increase in interest income on total loans and leases65 to Ps 1,342.0 billion, partially offset by a 16.9%, or Ps 8.7 billion, decrease in interest income on investments in debt securities to Ps 42.8 billion in 2018.

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

65 Unless otherwise indicated, “total loans and leases” refers to loans and leases plus interbank and overnight funds and “loans and leases” refers to loans and leases excluding interbank and overnight funds.

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

Average total interest earning assets66 increased by 6.3%, or Ps 698.9 billion, from Ps 11,174.4 billion in 2017 to Ps 11,873.3 billion in 2018 driven by the consumer and mortgage loans mentioned before, and net interest income increased by 14.3% or Ps 127.2 billion from Ps 887.5 billion to Ps 1,014.7 billion, over the same period, which resulted in a 60 basis points increase in the net interest margin from 7.9% in 2017 to 8.5% in 2018 for the bank. The average spread between the average rate on loans and leases and the average rate paid on deposits increased by 30 basis points from 8.7% to 9.0% over the same period.

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

66 Calculated as (i) gross loans including interbank and overnight funds, and (ii) fixed income investment securities at FVOCI and at AC.

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

The bank’s cost of risk67 improved 60 basis points from 3.4% in 2017 to 2.8% for 2018. The bank’s cost of risk net of recoveries of charged-off financial assets68 improved from 3.0% in 2017 to 2.3% in 2018.

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

67 Measured as impairment loss on loans and other accounts receivable divided by the average balance of loans and leases.

68 Measured as impairment loss on loans and other accounts receivable, net of recoveries of charged-off assets divided by the average balance of loans and leases.

Net income from commissions and fees increased by 10.6%, or Ps 16.7 billion, to Ps 174.0 billion in 2018 as compared to 2017 mainly driven by an increase of Ps 15.9 billion, or 6.0%, in banking fees to Ps 281.8 billion in 2018. The increase in banking fees was primarily due to a Ps 14.9 billion increase in commissions from banking services and a Ps 1.0 billion increase in branch network fees. Contributing to the increase in net income from commissions and fees was a Ps 0.8 billion, or 0.7%, decrease in expenses from commissions and fees.

Net trading income

During 2018, Banco AV Villas’ net trading income69 decreased by Ps 2.0 billion from Ps 15.2 billion in 2017 to Ps 13.2 billion in 2018, driven by a Ps 1.5 billion decrease in net trading income from investment securities at FVTPL from Ps 15.0 billion in 2017 to Ps 13.5 billion in 2018. Another driver for the decrease in net trading income was a Ps 0.5 billion decrease in net trading income from derivatives from a gain of Ps 0.2 billion in 2017 to a loss of Ps 0.3 billion in 2018.

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

As mentioned before the contraction of the yield was primarily a consequence of prevailing market conditions.

Other income

	Year ended December 31,		Change, 2018 vs. 2017
	2018	2017	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	1.1	1.3	(0.3)	(19.6)
Gains (losses) on sales of investments, net	4.0	—	4.0	N.A.
Income from sales of noncurrent assets held for sale	0.5	0.1	0.4	434.7
Equity method investees	(0.7)	2.2	(2.9)	(131.3)
Dividend income	3.0	2.7	0.3	12.2
Gains on valuation of assets, net	2.5	2.5	0.0	1.0
Other	34.1	45.5	(11.4)	(25.0)
Other income	44.6	92.9	(48.3)	(52.0)

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

69 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

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

Given that Banco AV Villas’ personnel and administrative and other expenses increased by 10.4% and its income increased by 13.4% driven by the increase in net interest income, Banco AV Villas’ efficiency ratio70 improved from 54.5% to 53.0%. The ratio of personnel and administrative and other expenses as a percentage of average assets deteriorated 19 basis points from 4.7% in 2017 to 4.9% in 2018.

Income tax expense

Income tax expense increased by 60.4%, or Ps 38.1 billion, to Ps 101.3 billion for the year ended December 31, 2018. Banco AV Villas’ effective tax rate71 increased from 31.5% for the year ended December 31, 2017 to 32.1% for the year ended December 31, 2018. The main driver for the increase was the increase in income before tax expense72 which was 57.1% during the same period.

70 Calculated as personnel and administrative and other expenses divided by net interest income, fees and other services income, net trading income and other income excluding other.

71 Calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax.

72 Net income before income tax expense minus equity method, minus dividends, plus wealth tax.

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

Corficolombiana’s net income attributable to owners of the parent increased by 661.1%, or Ps 1,407.3 billion to Ps 1,620.2 billion in 2018 as compared to 2017, resulting from an improvement in the results of its non-financial companies and beginning of construction and progress of three of the four 4G projects during the year73. In addition to the strong results in the non-financial sector, net interest income improved by Ps 49.0 billion, net impairment loss on financial assets decreased by Ps 39.8 billion and other expenses decreased by Ps 29.2 billion. These positive impacts were partially offset by a Ps 53.4 billion decrease in net trading income and a Ps 19.7 billion decrease in net income from commissions and fees.

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

73 Results for the year include the impact of applying IFRS 15 starting in January 1, 2018. For more detail, see Notes 2.5 and 16 of the consolidated financial statements.

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

Net income from sales of goods and services

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

Net trading income

Total net trading income74 decreased by Ps 53.4 billion from Ps 100.2 billion in 2017 to Ps 46.9 billion in 2018, driven by a Ps 41.2 billion decrease in net trading income from investment securities at FVTPL and a Ps 12.2 billion decrease in income from derivatives.

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

74 Includes (i) net trading income from investment securities at FVTPL, which reflects the interest and gains/losses from mark-to-market valuation, in each case from equity and fixed income investment securities FVTPL, and (ii) net trading income from derivatives, which reflects the gains/losses from mark-to-market valuation on derivatives different from that considered under hedge accounting.

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

Income tax expense

Income tax expense for Corficolombiana increased by Ps 468.2 billion, or 106.4%, to Ps 908.3 billion for the year ended December 31, 2018. Corficolombiana’s effective tax rate75 decreased from 54.1% for the year ended December 31, 2017 to 33.3% for the year ended December 31, 2018. The increase in expense and change in the effective tax rate were mainly driven by (i) a Ps 620.6 billion increase in income tax expense from infrastructure companies, given the higher income from concessions. This was partially offset by the effect of the Financing Law, which decreased the future expected statutory tax rate from 33% to 30% (passed by Colombian Government on December 2018 – see Note 19 of Financial Statements), on these companies’ deferred tax expenses by Ps 85.8 billion; (ii) lower effective tax rates for infrastructure companies versus others, due to the higher weight of deferred taxes as compared to current taxes; and (iii) a Ps 35.3 billion positive impact of the Financing Law on deferred taxes of non-infrastructure companies.

75 Calculated as income tax expense divided by income before tax expense minus equity method, minus dividends, plus wealth tax.

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

B.          Liquidity and capital resources

The following table sets forth our sources of funding at December 31, 2019 and 2018.

	At December 31,
	2019	2018

	(in Ps billions)
Liabilities and equity:
Trading liabilities	962.4	811.3
Hedging derivatives liabilities	94.3	195.5
Customer deposits	175,491.4	164,359.5
Interbank borrowings and overnight funds	9,240.5	6,814.1
Borrowings from banks and others	19,803.3	20,610.8
Bonds issued	21,918.3	20,140.3
Borrowings from development entities	3,882.5	3,646.8
Provisions	868.6	695.3
Income tax liabilities	3,258.6	2,574.4
Employee benefits	1,235.0	1,264.9
Other liabilities	8,729.4	9,008.0
Total liabilities	245,484.3	230,120.8
Equity attributable to owners of the parent	19,850.6	17,789.7
Non-controlling interest	13,497.7	11,764.6
Total equity	33,348.3	29,554.3
Total liabilities and equity	278,832.6	259,675.2

Capitalization ratios

The following tables present consolidated capitalization ratios for our Colombian banking subsidiaries and Corficolombiana which are subject to capital requirements. As discussed in other sections of this document, Decree 1477 of 2018 modified the capital adequacy requirements applicable to financing entities in Colombia. As a result, our banking subsidiaries will migrate to Basel III capital requirements in January, 2021.

	At December 31, 2019
	Grupo Aval entities
	Banco de	Banco de	Banco	Banco AV		Grupo Aval
(in percentages)	Bogotá	Occidente	Popular	Villas	Corficolombiana	consolidated
Tangible equity ratio(1)	9.0%	10.8%	11.6%	11.4%	30.2%	9.2%
Tier 1 ratio(2)	9.1%	9.6%	8.5%	9.7%	31.3%	—
Solvency ratio(3)	12.8%	11.8%	10.6%	10.7%	33.5%	—

Source: Company calculations based on each entity’s respective financial statements for the period indicated. Tangible equity ratio is calculated under IFRS. Tier 1 ratio and solvency ratio are calculated under Colombian IFRS applicable to Consolidated Financial Statements as required by the Superintendency of Finance.

(1)

Tangible equity ratio is calculated as total equity minus intangible assets (calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights) divided by total assets minus intangible assets

(calculated as goodwill plus other intangible assets excluding those related to concession arrangements rights). See “Item 3. Key Information—A. Selected financial data— Ratios and Measures of Financial Performance”.

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

Funding

Our banking subsidiaries fund most of their loans with deposits. Other sources of funding include interbank borrowings and overnight funds, and borrowings from development banks and long-term bond issuances. For more information on funding, refer to Note 21—Financial Obligations of our audited consolidated financial statements.

The following table summarizes the funding structure of our banks on a consolidated basis at the dates indicated.

	At December 31,
	2019	2018	2017
	(in Ps billions)
Customer deposits	175,491.4	164,359.5	154,885.2
Interbank borrowings and overnight funds	9,240.5	6,814.1	4,970.4
Borrowings from banks and others	19,803.3	20,610.8	18,205.3
Bonds issued	21,918.3	20,140.3	19,102.2
Borrowings from development entities	3,882.5	3,646.8	2,998.1
Total funding	230,336.0	215,571.4	200,161.3

Total funding increased by 6.8% between December 31, 2019 and December 31, 2018 mainly as a result of an increase in deposits and borrowings from banks and others.

Between December 31, 2019 and December 31, 2018, interbank borrowings and overnight funds and bonds issued as a percentage of total funding increased by 85 basis points and 17 basis points, respectively. Borrowings from banks and others deposits and borrowings from development entities decreased as a percentage of total funding by 96 basis points, 5 basis points and 1 basis point, respectively.

Between December 31, 2018 and December 31, 2017, interbank borrowings and overnight funds, borrowings from banks and others and borrowings from development entities as a percentage of total funding increased by 68 basis points, 47 basis points and 19 basis points, respectively. Deposits and bonds issued decreased as a percentage of total funding by 114 basis points and 20 basis points, respectively.

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

The following table presents Grupo Aval’s and its subsidiaries international and local ratings as issuers.

		International			Local
					Fitch	BRC
			Fitch	Standard	Ratings	Standard	Outlook	Outlook	Outlook
		Moody's	Ratings	& Poor's	Nacional	& Poor's	Moody’s	Fitch	S&P
Grupo Aval	Foreign currency - Long term	Ba2	BBB				Negative	Negative
	Local currency - Long term	Ba2	BBB			AAA
Banco de Bogotá	Foreign currency - Long term	Baa2	BBB	BB+			Negative	Negative	Stable
	Foreign currency - Short term	P2	F2	B
	Local currency - Long term	Baa2	BBB	BB+		AAA	Negative	Negative	Stable
	Local currency - Short term	P2	F2	B		BRC1+
Banco de Occidente	Foreign currency - Long term		BBB		AAA	AAA		Negative
	Foreign currency - Short term		F3		F1+	BRC+1
	Local currency - Long term		BBB		AAA	AAA		Stable
	Local currency - Short term		F3		F1+	BRC1+
Banco Popular	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Banco AV Villas	Local currency - Long term					AAA
	Local currency - Short term					BRC1+
Corficolombiana	Foreign currency - Long term		BBB		AAA			Negative
	Foreign currency - Short term		F2
	Local currency - Long term		BBB		AAA	AAA		Stable
	Local currency - Short term		F2		F1+	BRC1+

Any adverse change in credit ratings may increase the cost of our funding. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business—Downgrades in our long-term credit ratings or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding and may impact our ability to maintain regulatory capital ratios”.

The following tables present our consolidated funding from deposits at the dates indicated.

	At December 31,
	2019	2018	2017
	(in Ps billions)
Interest-bearing customer deposits:
Checking accounts	25,636.9	22,377.7	20,596.5
Time deposits	73,225.2	66,853.0	62,616.2
Savings deposits	59,352.8	57,221.4	55,778.7
Total interest-bearing customer deposits	158,214.8	146,452.1	138,991.4
Non-interest-bearing customer deposits:
Checking accounts	16,812.8	17,325.2	15,421.1
Other deposits(1)	463.8	582.1	472.8
Total non-interest-bearing customer deposits	17,276.6	17,907.3	15,893.9
Total customer deposits	175,491.4	164,359.5	154,885.2

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

Checking accounts. Our consolidated balance of checking accounts was Ps 42,449.7 billion at December 31, 2019, Ps 39,702.9 billion at December 31, 2018 and Ps 36,017.6 billion at December 31, 2017, representing 18.4%, 18.4% and 18.0% of total funding, respectively.

Time deposits. Our consolidated balance of time deposits was Ps 73,225.2 billion at December 31, 2019, Ps 66,853.0 billion at December 31, 2018 and Ps 62,616.2 billion at December 31, 2017, representing 31.8%, 31.0% and 31.3% of total funding, respectively.

The following table present time deposits held by amount and maturity for deposits at the date indicated.

	At December 31, 2019
	Peso-	Foreign currency-
	denominated	denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	5,243.1	7,319.6	12,562.7
From 3 to 6 months	3,803.4	1,302.9	5,106.2
From 6 to 12 months	8,473.6	1,248.5	9,722.1
More than 12 months	14,841.5	232.7	15,074.2
Time deposits less than U.S.$100,000(1)	4,596.3	183.9	4,780.1
Total domestic	36,957.8	10,287.5	47,245.3

Foreign	—	25,979.9	25,979.9
Total time deposits	36,957.8	36,267.4	73,225.2

(1)	Equivalent to Ps 327.7 million at the representative market rate at December 31, 2019 of Ps 3,277.14 per U.S.$1.00.

Savings deposits. Our consolidated balance of savings deposits was Ps 59,352.8 billion at December 31, 2019, Ps 57,221.4 billion at December 31, 2018 and Ps 55,778.7 billion at December 31, 2017, representing 25.8%, 26.5%, 27.9% of total funding requirements, respectively, in each of those years.

Other deposits. Our consolidated balance of other deposits, which consist mainly of deposits from correspondent banks, cashier checks and collection services, was Ps 463.8 billion at December 31, 2019, Ps 582.1 billion at December 31, 2018 and Ps 472.8 billion at December 31, 2017, representing 0.2%, 0.3% and 0.2%, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 9,240.5 billion at December 31, 2019, Ps 6,814.1 billion at December 31, 2018, and Ps 4,970.4 billion at December 31, 2017, representing 4.0%, 3.2% and 2.5% of total funding requirements, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings at and for the year ended December 31, 2019.

	At and for the year ended December 31,
	2019
		Nominal
		weighted
		average
	Amount	rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	9,240.5	—
Average during period	7,898.2	4.8%
Maximum amount of borrowing at any month-end	10,903.3	—
Interest paid during the period	380.9	—

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

Borrowings from banks and others. Our consolidated balance of borrowings from banks and others was Ps 19,803.3 billion at December 31, 2019, Ps 20,610.8 billion at December 31, 2018, and Ps 17,906.6 billion at December 31, 2017, representing 8.6%, 9.6% and 9.1% of total funding requirements, respectively.

Borrowings from development entities. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 3,882.5 billion at December 31, 2019, Ps 3,646.8 billion at December 31, 2018, and Ps 2,998.1 billion at December 31, 2017, representing 1.7%, 1.7% and 1.5% of total funding requirements, respectively.

Bonds issued. Grupo Aval and its subsidiaries issue bonds in the Colombian and international markets. Our consolidated balance of bonds issued outstanding was Ps 21,918.3 billion at December 31, 2019, Ps 20,140.3 billion at December 31, 2018 and Ps 19,102.2 billion at December 31, 2017, representing 9.5%, 9.3% and 9.5% of total funding requirements, respectively.

We and our subsidiaries have also issued bonds in pesos and USD in the local and international markets. The following bond issuances were placed in the market in 2019:

	Issuance	Amount
Issuer	date	(in Ps billions)	Expiration date	Interest rate
Grupo Aval Acciones y Valores S.A.	2019	400.0	November 2024 and 2039	Fixed 6.42% and CPI + 3.69%
Banco de America Central Honduras S.A. (1)	2019	117.3	May 2020 to April 2022	0.75% to 9.50%
Banco de America Central S.A. El Salvador (1)	2019	196.6	April 2024 to August 2024	5.85%
Banco de Occidente S.A.	2019	400.0	September 2022, 2024 and 2029	Fixed 5.83%, CPI + 1.75% and CPI + 2.63%
Banco Popular S.A.	2019	346.8	February 2022 and 2024	Fixed 6.33% and 6.84%
Corporación Financiera Colombiana S.A.	2019	500.0	August 2022, 2029 and 2039	CPI + 2.16%, CPI + 3.07% and CPI + 3.90%
Promigas S.A.E.S.P. (1)(2)	2019	1,380.5	October 2029	Fixed 3.75%

(1)	Translated to pesos using the representative market rate as computed and certified by the Superintendency of Finance at the date of each issuance.
(2)

Promigas is included in our consolidated financial statements pursuant to IFRS rules on “control”, however, pursuant to Colombian Regulation (Code of Commerce) Promigas is not a company under direct or indirect control of Grupo Aval.

Capital expenditures

Grupo Aval incurred in Ps 633.6 billion of net capital expenditures in tangible assets in 2019, as compared to Ps 460.1 billion in 2018.

C.         Research and development, patents and licenses, etc.

N/A.

D.          Trend information

During 2019, Grupo Aval’s banking operation contributed 66.3% of its attributable net income, its merchant bank business contributed 19.5% and its pension fund business the remaining 14.2%.

Results for the banking business in 2019 were mainly driven by a relatively slow volume growth, especially in commercial loans, and competitive interest rate environment in Colombia (where most of our business is located) that led to a compression of the net interest margin, but was partially offset by an improvement in the cost of risk and a one-digit growth rate in other expenses. Interest rates for loans across the Colombian banking system were increasingly competitive, particularly during the second half of the year, as the improvement in credit quality was priced into new originations, especially in consumer loans.

Gross loans grew by 6.0% year-on-year in 2019, slightly lower than the 6.4% year-on-year growth registered in 2018. Growth trends in Colombia and Central America were opposite during the year.

In Colombia, year-on-year gross loan growth of 6.6% in 2019 was higher than the 3.3% registered in 2018, in line with the recovery of the Colombian economy. Growth for each gross loan portfolio was as follows: 4.3% in commercial loans (-0.9% in 2018), 9.8% in consumer loans (9.2% in 2018), 14.1% in mortgage loans (18.8% in 2018), and -3.6% in microcredit loans (3.9% in 2018). The pick-up of the commercial portfolio can be attributed to a generalized recovery of these loans in the system as the uncertainty over the tax-reform approved in late December (the Financing Law) waned.

In Central America, year-on-year gross loan growth slowed down to 4.6% (3.7% in U.S.$) in 2019 from 13.9% (4.6% in U.S.$) registered in 2018, impacted by the translation into Colombian pesos as 2019 saw a 0.8% year-on-year devaluation as compared to a 8.9% year-on-year devaluation in 2018. Slower gross loan growth denominated in U.S.$ (our Central American operation’s functional currency) was driven by Panama, as the entire banking system was impacted by a slowdown of commercial loans, and by Nicaragua as the country’s economic performance remained slow.

Net interest margin (NIM) for 2019 decreased by 14 basis points to 5.6% as a result of a lower NIM in Colombia, derived from increased price competition on loans, that was offset by a higher NIM in Central America, resulting from a higher mix of productive assets in countries with higher NIMs, such as Costa Rica and Guatemala, and a lower mix in lower NIM countries like Panama. These trends are expected to persist into 2020. On the other hand, the acquisition and incorporation of Multibank Inc., Panamá could lower the NIM of the Central American region as it could increase the share of productive assets in Panama, which as mentioned before, has a lower NIM than the other countries in the region.

Cost of risk net of recoveries was 2.2% for 2019, improving 17 basis points, as compared to 2018. Grupo Aval’s cost of risk improved, mainly driven by a decrease in impairment loss on consumer loans, in line with the improvement in its asset quality, as measured by consumer loans classified as Stage 2 and Stage 3 over total consumer loans to 10.5% in 2019 from 11.9% in 2018.

Net trading income from investments was stronger in 2019 than in 2018, as it reflected valuation gains on our fixed income and equity portfolios derived from favorable market conditions throughout the year, that enabled our banks to realize gains on fixed income held at FVOCI.

Grupo Aval focused part of its efforts on a rigorous control of OPEX growth for 2019. Other expenses grew by 8.5% as compared to 2018, with our Colombian operation posting a 3.5% growth and our Central American operations a 17.4% growth (5.7% in U.S.$), impacted by the devaluation of the average translation exchange rate into Colombian pesos. The continued progress of our digital efforts and cost control initiatives across our subsidiaries were key drivers of this improvement. Some initiatives include (i) reformatting and closure of branches, (ii) business process optimizations, (iii) migration of transactions to digital channels and (iv) ATM network optimization.

During 2019, Grupo Aval’s merchant banking business reflected a strong contribution from Corficolombiana’s infrastructure projects. Results of operations of Grupo Aval’s non-financial entities for 2020 are expected to be similar to 2019, as the constructions of Coviandina, Covipacifico, and Covioriente progress.

The pension fund business, which contributed to 14.2% of Grupo Aval’s net income, reflected a higher average yield on its portfolio as compared to 2018 and a positive evolution in the number of clients. Porvenir’s clients for mandatory, voluntary and severance funds at December 31, 2019 were 14.1 million (6.4% more customers than the 13.3 million at December 31, 2018). This result was driven by (i) an increase of 648 thousand clients to Porvenir’s mandatory pension fund to 9.6 million (a 7.3% increase) and an increase of 195 thousand clients to severance funds to 4.4 million (a 4.6% increase). This was partially reflected in a 20.3% increase in Porvenir’s AUMs related to these funds to Ps 131.0 trillion.

Grupo Aval’s future results will be driven by the performance of our banking operation and thus will depend on how credit volumes, net interest margin, cost of risk and overall expenses behave. Results from our investments in the non-financial sector will be highly reliant on how investments in the infrastructure (construction progress) and energy & gas (distribution volumes) sectors perform; and in a lesser magnitude, performance of hotels, agribusiness and other sectors. Our pension fund business will depend on both the number of new clients and on market conditions, reflected on Porvenir’s investment portfolios.

Notwithstanding global response, the COVID-19 pandemic has not been contained.  As such, it is difficult to estimate the actual impact of coronavirus on global economic performance.

Loan growth dynamics in Colombia and Central America for 2020 may be affected by the effects of coronavirus on private consumption, production and trade. Public policies, as well as actions taken by the central banks and regulators, if adequate, may have a substantial effect in mitigating the impact of these shocks. See “Item 11. Quantitative and Qualitative Disclosures About Risk—Loss allowance” for more information on measures taken by Governments in the countries in which we operate, and particular measures taken by our banks to mitigate the effects of the current economic context.

On March 27, 2020, Colombia’s Central Bank decided to reduce the intervention rate by 50 basis points from 4.25% to 3.75% after holding it steady for 23 consecutive months, in order to contribute to the recovery in domestic demand. Since March 16, 2020, the Central Bank has taken several measures to support liquidity of the financial sector, which include among others: (i) decreasing the reserve requirement on checking and savings accounts from 11% to 8% and on time deposits (with maturities below 18-months) from 4.5% to 3.5%, both starting on April 22, 2020; the liquidity provided by this measure will be partially offset by the newly established mandatory investments in solidarity notes, (ii) extending liquidity auctions (repos) from Ps 12.0 trillion to Ps 23.5 trillion, and granting access to various participants of the financial system, (iii) extending the maturities of repos over public debt instruments from 1 to 60 days and of repos over private debt instruments from 30 to 90 days, (iv) authorizing the Central Bank to purchase private instruments issued by credit institutions with remaining maturities of less than or equal to 3 years, and (v) authorizing the Central Bank to directly purchase Colombian sovereign debt (TES) for up to Ps 2 trillion in the last week of March 2020, and an additional Ps 2 trillion starting on April 15, 2020 and for the remainder of the month. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation” for more information on reserve requirements and mandatory investments.

On April 6, 2020, the Colombian Government launched a guarantee program through the National Guarantees Fund (Fondo Nacional de Garantías) for micro, small and medium enterprises (individuals or entities with sales of up to Ps 52.0 billion per year) for Ps 12.0 trillion to mitigate the impacts of coronavirus, intended to avoid liquidity problems and massive lay-offs. The program will cover up to 60% of loans amounting to a maximum of Ps 3.3 billion with grace periods of up to 4 months and maturities between 12 and 36 months. Notwithstanding, this program was modified on April 15, 2020 and April 22, 2020, to increase its coverage to up to 90% of the unpaid balance of the loan depending on the credit line conditions and characteristics of the borrower.

A slowdown in originations may be reasonably expected as demand softens amidst nationwide quarantines and its effects on economic performance, especially on financial conditions of households and small and medium enterprises. Likewise, changes in customer patterns could impact our clients’ liquidity and therefore deposit growth dynamics. Liquidity might also be affected by monetary and public policy.

Our NIM is affected by the decisions of central banks in the countries in which we operate.  Lower central bank rates could lead to a margin compression of our commercial loans, which often float with a spread over central bank rate linked benchmarks, but could favor margins on consumer loans that reprice at a lower speed.

Trends in cost of risk net of recoveries will greatly depend on the impact of previously mentioned events on our credit models (probability of default, loss given default, significant increase in credit risk and delinquency). Certain sectors of the economy, to which we are exposed, are more sensitive than others to the impacts of COVID-19 and the measures taken by Governments to mitigate the negative effects of coronavirus and could evidence an increase in their ECL. Delinquency on loans may vary as a result of the impacts of coronavirus and relief measures.

Our fee income could be negatively impacted by the relief of certain banking fees given by our banks to customers and by lower income resulting from a decrease in transactions due to quarantines and the slowdown of the economy in countries in which we operate. Given that Porvenir's performance fees charged to non-contributing mandatory pension fund clients and third-party sponsored pension liability funds are directly related to AUM performance, we could see varying results from this type of commissions. Fees charged to contributing mandatory pension fund clients and to voluntary pension fund clients could be impacted if risks were to materialize regarding an increase in unemployment.

The performance of our investments in the non-financial sector could also be negatively impacted by quarantines and their effects on economic performance. In particular, we could experience a temporary slowdown of construction progress in our infrastructure projects. However, we believe that infrastructure construction is one of the first sectors that would reactivate. Promigas’ results could be negatively affected by lower consumption of gas from industrial customers. Other sectors with minor contributions to Corficolombiana’s net income, such as hospitality, could also be impacted by the current context.

Net trading income on fixed income and equity investments, as well as valuation and realization of gains on fixed income investments held at FVOCI for 2020 will greatly depend on global market conditions. As of March 31, 2020, our subsidiaries’ investment portfolios experienced declines in their value in line with declining prices of assets across the world. However, it is still early to estimate if this will be transitory and to what extent they could recover considering positive corrections in global markets recorded in the first weeks of April 2020.

We will continue focusing on cost control initiatives that strengthen our efficiency and minimize the possible negative impacts of the current scenario on our net income. Other expenses could increase at a slightly higher pace in 2020 than that of 2019, if growth dynamics accelerate in connection with a quick economic recovery. In addition, the exchange rate of the Colombian peso can impact our U.S.$ denominated expenses, as well as our banks’ capital adequacy ratios through an increase in U.S.$ denominated risk weighted assets and intangibles that are deducted from primary capital (Tier I).

E.          Off-balance sheet arrangements

In the ordinary course of business, our banking subsidiaries have entered into various types of off-balance sheet arrangements, including credit lines, letters of credit and financial guarantees. Our banking subsidiaries utilize these instruments to meet their customers’ financing needs. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the entire commitment or our bank fulfill its entire obligation under the guarantees, and the counterparty subsequently fails to perform according to the terms of the contract. Our banking subsidiaries may hold cash or other liquid collateral to support these commitments, and they generally have legal recourse to recover amounts paid but not recovered from customers under these instruments. Most of these commitments and guarantees expire undrawn. As a result, the total contractual amount of these instruments does not represent our banking subsidiaries’ future credit exposure or funding requirements. In addition, some of these commitments, primarily those related to consumer financing, are cancelable by our banks upon notice.

The following table presents the maximum potential amount of future payments under these instruments and other contingencies at the dates presented for Grupo Aval on a consolidated basis.

	At December 31,
	2019	2018	2017
Grupo Aval	(in Ps billions)
Unused credit card limits	23,125.2	20,816.1	18,025.6
Issued and confirmed letters of credit	1,133.4	1,186.7	1,177.7
Unused lines of credit	2,935.3	3,105.7	2,787.8
Bank guarantees	3,341.6	3,446.6	3,495.9
Approved credits not disbursed	1,619.1	2,370.7	1,736.2
Civil demands against our banks	305.2	391.3	453.6
Other	865.4	321.2	1,498.7
Total	33,325.2	31,638.2	29,065.6

F.          Tabular disclosure of contractual obligations

The following tables present our contractual obligations at December 31, 2019.

	At December 31, 2019
	Payments due by period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
	Grupo Aval (in Ps billions)
Liabilities:
Long-term debt obligations	21,918.3	2,479.0	5,579.6	3,904.5	9,955.2
Time deposits	73,225.2	48,273.8	16,007.4	4,000.7	4,943.3
Long-term borrowings from banks and others	19,803.3	10,739.2	2,638.1	1,284.7	5,141.3
Interbank and overnight funds	9,240.5	9,240.5	—	—	—
Borrowings from development entities	3,882.5	663.9	2,286.1	476.5	456.0
Employee benefit plans	1,235.0	571.5	206.1	101.9	355.4
Other liabilities	8,729.4	6,117.3	2,129.0	34.6	448.5
Total	138,034.1	71,967.9	26,717.2	9,768.5	20,851.2

See Note 21 to our audited consolidated financial statements at December 31, 2019.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and senior management

Board of Directors

The Board of Directors of Grupo Aval is composed of seven principal members and seven alternate members, each of whom serves a one-year term and may be reelected indefinitely. The term for the current directors expires on March 31, 2020.

The current members of the Board of Directors were appointed at a shareholders’ meeting held on March 30, 2020. The following table presents the names of the current principal and alternate members of the board of directors.

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

Biographical information of the principal members of our board of directors and the secretary of our board is set forth below. Ages of members of our board of directors throughout this annual report are as of April 17, 2020.

Luis Carlos Sarmiento Angulo, age 87, has served as the Chairman of the board of directors of Grupo Aval since 1999. Mr. Sarmiento Angulo is the founder and controlling shareholder of Grupo Aval and, since 1985, has served as a member of the board of directors of Organización Luis Carlos Sarmiento Angulo Ltda., an affiliate of our controlling shareholder. Since 2010 he has served as principal member of the Board of Directors of Casa Editorial El Tiempo and of CEET TV. He also serves as Chairman of the board of directors of the following not-for-profit entities: Fundación Grupo Aval, Fundación Luis Carlos Sarmiento Angulo, and Fundación Centro de Tratamiento e Investigación del Cáncer—“CTIC”. He is sponsoring, among other initiatives, Corporación Microcrédito Aval, a microfinance not-for-profit organization, the CTIC, Corporación Excelencia en la Justicia, and Fundación para el Futuro de Colombia—Colfuturo. He holds a degree in Civil Engineering from Universidad Nacional de Colombia. He is the father of the President of Grupo Aval, Mr. Luis Carlos Sarmiento Gutiérrez. Mr. Sarmiento Angulo’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Alejandro Figueroa Jaramillo, age 78, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Figueroa Jaramillo has been the President of Banco de Bogotá since 1988. He has been employed with Banco de Bogotá since 1973, where he also served as Executive Vice President and Vice President of Finance. He is the Chairman of the board of directors of Porvenir and has been a board member of Porvenir since 1991. He has also been a member of the board of directors of Corficolombiana since 1998 and of Fundación Grupo Aval since 2011. He previously served as Vice-Minister and Deputy Minister of Economic Development of Colombia. He holds a degree in Civil Engineering from Facultad de Minas de la Universidad Nacional in Antioquia and a Master of Arts degree and PhD candidate in Economics from Harvard University. Mr. Figueroa Jaramillo’s business address is Calle 35 No. 7‑47, Bogotá, D.C., Colombia.

María Lorena Gutiérrez Botero, age 51, has served as President of Corficolombiana since August, 2018. Ms. Gutiérrez previously served as Minister of Commerce, Industry and Tourism from 2017 to 2018, Ambassador of Colombia in Germany from 2016 to 2017 and Minister to the Presidency from 2010 to 2016. She has also served in the past as Dean of the Business School at Universidad de Los Andes. She holds a degree in Industrial Engineering with a specialization in finance from Universidad de los Andes, a Master of Business Administration (MBA) and a PhD in Finance from the A.B. Freeman School of Business at Tulane University. Her principal business address is Carrera 13 No. 26-35, Bogotá, D.C., Colombia.

Álvaro Velásquez Cock, age 80, has served as a principal member of the board of directors of Grupo Aval since 2013 and previously as an alternate member thereof since 2008. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística—DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendency of Finance. He has been a member of the board of directors of Banco de Bogotá since 2001, of Banco de Bogotá—Panamá since 1984, of Corficolombiana since 1992, of Unipalma since 1996 and of BAC Credomatic entities since 2011. He holds a degree in Economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Calle 69 No. 9‑58, Bogotá, D.C., Colombia.

Fabio Castellanos Ordóñez, age 63, has served as a principal member of the Board of Directors of Grupo Aval since March 2018 and previously as an alternate member since September 2015. He was, until last year, the local representative in Colombia of AMF (Ascending Markets Financial Guaranty Corporation) and has previously acted as Chief Country Officer and Executive Director of ABN-AMRO Bank (Colombia) S.A., The Royal Bank of Scotland (Colombia) S.A., Scotiabank Colombia S.A. and Vice President and Corporate Finance Executive of the Representative Office in Colombia of The Chase Manhattan Bank, N.A. Mr. Castellanos serves as member of the Board of Directors of Ignacio Gómez IHM S.A. and Corporación Umabarí. Mr. Castellanos Ordóñez’ business address is Calle 112#1‑10 E, T 5, Bogotá, D.C., Colombia.

Miguel Largacha Martínez, age 56, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of Horizonte Sociedad Administradora de Fondos de Pensiones y de Cesantías S.A., and held other positions within BBVA Colombia S.A., including Executive Vice President and Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.) and has been a member of the board of directors of Fundación Grupo Aval since 2011. He holds a law degree from Universidad Javeriana and has further completed graduate studies in Financial Legislation and Executive Management at the Universidad de los Andes. His business address is Carrera 13 No. 27‑75, Bogotá, D.C., Colombia.

Esther América Paz Montoya, age 65, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. Ms. Paz Montoya has served as a member of the board of directors of Agremiación Cívica Centro Internacional San Diego S.A. since 2009. She holds a degree in Business Administration from the Universidad del Valle and graduate studies in finance from Universidad de Los Andes. Ms. Paz Montoya’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Biographical information of the alternate members of our board of directors is set forth below.

Mauricio Cárdenas Müller, age 50, has served as an alternate member of the board of directors of Grupo Aval since 2015. Previously, he served as a principal member on the board of directors of Grupo Aval from 2010 until 2014, and as an alternate member thereof since 2002 until 2010. Mr. Cárdenas Müller has acted as chief advisor to Luis Carlos Sarmiento Angulo since 2004. He is a member of the board of directors of Seguros Alfa S.A. and of Seguros de Vida Alfa S.A. since 2014, and previously served from 2002 until 2011. He has also served as a member of the board of directors of Fundación para el Futuro de Colombia – Colfuturo since 2007, of Porvenir since 2008, and of Casa Editorial El Tiempo since 2011. Mr. Cárdenas holds a degree in Electronic Engineering from Universidad Javeriana and a MBA from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 26A–47, Bogotá, D.C., Colombia.

Juan María Robledo Uribe, age 75, has served as an alternate member on the board of directors of Grupo Aval since 2000. Mr. Robledo Uribe has acted as Executive Vice President of Banco de Bogotá from 1990 to 1992, from 1993 to 2001 and since 2003. He has been employed with Banco de Bogotá for over 50 years, where he has also served as Vice President of Banking Services and Vice President of Commercial Banking. He has been a member of the board of directors of Corficolombiana from 1993 to 2001 and since 2006, of Fidubogotá since 2007, of Porvenir since 1991 and of Fundación Grupo Aval since 2011. He holds a degree in Economics from the Universidad del Rosario. He is also the former President of Banco del Comercio (which merged with Banco de Bogotá in 1992) and of Corficolombiana from 2003 until 2005. Mr. Robledo Uribe’s business address is Calle 35 No. 7‑47, Bogotá, D.C., Colombia.

Juan Camilo Ángel Mejía, age 54, has served as an alternate member on the board of directors of Grupo Aval since 2008. Mr. Ángel Mejía has been the President of Banco AV Villas since 2007, and previously acted as its Vice President of Credit and Portfolio, Vice President of Asset Regularization and Vice President of Real Estate. Previously he was an advisor in the Offerings Department of Banco Central Hipotecario and Project Manager in the Capital Markets division of Corfinsura. He has also been a member of the board of directors of Asociación Bancaria de Colombia since 2007, of Titularizadora Colombiana S.A. since 2008 and of Fundación Grupo Aval since 2011. He holds a degree in Civil Engineering from the Universidad de Medellín with graduate studies in finance from Universidad Eafit. Mr. Ángel Mejía’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Ana María Cuéllar de Jaramillo, age 66, has served as an alternate member of the board of directors of Banco de Bogotá since 2007 and also serves as a member of the board of directors of Megalínea, Biomax S.A. and of BAC Credomatic entities since 2011. Ms. Cuéllar de Jaramillo is an independent consultant who specializes in systems and procedures for financial control and has formerly served as Director of the Dirección de Impuestos y Aduanas Nacionales DIAN and in several positions in Citibank. She holds a degree in accounting from Universidad Jorge Tadeo Lozano. Ms. Cuéllar de Jaramillo’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Luis Fernando López Roca, age 63, has served as an alternate member on the board of directors of Grupo Aval since March 23, 2018. Mr. López Roca is a partner of López Montealegre Abogados S.A., Director of the Financial Law Department at Universidad Externado de Colombia, Alternate Judge of the Constitutional Court for the 2018‑2019 period and arbitrator. Mr. López Roca has acted as Superintendent of Securities, President of the Colombian Association of Commercial Financing Companies, and Advisor to the Inter-American Development Bank. He also held several positions in the Superintendency of Corporations, the Chamber of Commerce of Bogotá and the Superintendency of Banks. Mr. López Roca holds a Law Degree and PhD from Universidad Externado de Colombia, with an LLM in International Business Law at Universidad Francisco Vitoria and graduate studies in Economic, Commercial and Financial law at Universidad Externado de Colombia and Universidad de los Andes. Mr. López Roca’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

César Prado Villegas, age 48, has served as President of Banco de Occidente since September 2018 and as member of the board of directors of Grupo Aval since March 29, 2019. Mr. Prado previously served as Administrative Vice-president of Banco de Bogotá from April to September 2018, President of Fiduciaria Bogotá from 2010 to 2018 and Superintendent of Finance from 2007 to 2008. He holds a law degree from Universidad del Rosario, a graduate degree in commercial law from Universidad de los Andes and an LLM from The London School of Economics. His business address is Carrera 4 No. 7-61, Cali, Colombia.

Germán Villamil Pardo, age 60, has served as an alternate member on the board of directors of Grupo Aval since 2010 and previously as a principal member thereof since 2006. Mr. Villamil Pardo is a partner of Gómez Pinzón Abogados S.A. He has served as a member of the board of directors of Gómez Pinzón Abogados S.A. since 1997. Mr. Villamil Pardo formerly served as a member of the board of Inversiones Inmobiliarias Arauco Alameda S.A.S and Inversiones Inmobiliarias Barranquilla Arauco S.A.S. He previously held several positions in the Ministry of Finance of Colombia as well as in Banco de la República. He holds a law degree with graduate studies in tax law from the Universidad de los Andes. Mr. Villamil Pardo’s business address is Calle 67 No. 7‑35 Oficina 1204, Bogotá, D.C., Colombia.

Luis Fernando Pabón Pabón, age 61, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the board of directors of Banco AV Villas since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007, of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006 and of Casa Editorial El Tiempo and CEET TV since 2011. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and graduate studies in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Executive officers

The executive officers of Grupo Aval are responsible for the day-to-day management of our company. Although the Presidents of Banco Popular and BAC Credomatic are not represented in the board of directors or in the management of Grupo Aval, they are key individuals in our group’s Colombian and Central American banking businesses.

The following table lists the names and positions of our executive officers and the presidents of our banking subsidiaries, Corficolombiana, Porvenir and BAC Credomatic. Certain of our executive officers are also members of the boards of directors of our subsidiaries.

Name	Position
Luis Carlos Sarmiento Gutiérrez	President
Diego Fernando Solano Saravia	Chief Financial Officer
Luz Karime Vargas Hurtado	Chief Risk Management Officer
Rodolfo Vélez Borda	Chief of Information Technology
Rafael Eduardo Neira Torres	Chief of Internal Control
Jorge Adrián Rincón Plata	Chief Legal Counsel
María Edith González Flórez	Vice President of Accounting

Banco de Bogotá
Alejandro Figueroa Jaramillo	President
Banco de Occidente
César Prado Villegas	President
Banco Popular
Carlos Eduardo Upegui Cuartas	President
Banco AV Villas
Juan Camilo Ángel Mejía	President
Corficolombiana
María Lorena Gutiérrez Botero	President
Porvenir
Miguel Largacha Martínez	President
BAC Credomatic
Rodolfo Tabash Espinach	President

Biographical information of our executive officers and key employees who are not directors is set forth below. Ages of our executive officers throughout this annual report are as of April 17, 2020.

Luis Carlos Sarmiento Gutiérrez, age 58, has served as President of Grupo Aval since 2000. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He has been the Chairman of the board of directors of Banco de Bogotá since 2004 and of Corficolombiana since 2006. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a MBA with a concentration in Finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez is the son of the Chairman of the board of directors of Grupo Aval, Mr. Sarmiento Angulo. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Diego Fernando Solano Saravia, age 54, has served as Chief Financial Officer since 2010, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. He previously served as associate principal at McKinsey & Co. and Corporate Banking Vice President at Banco Santander Colombia. He holds a degree in Systems Engineering from the Universidad de los Andes and a MBA from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Luz Karime Vargas Hurtado, age 47, has served as Chief Risk Management Officer since 2019, and formerly as Chief Internal Audit in Grupo Aval since 2012. Previously served as Audit Manager for financial sector at PriceWaterhouseCoopers. Additionally, she worked as Inspector at the Colombia Stock Exchange –BVC, and the Securities Market Self Regulator Corporation (AMV). She also worked as auditor at KMPG and in the treasury area of Banco Coopdesarrollo. She holds a degree in Public Accountant from Universidad Santo Tomás, and graduate studies in Financial Law and Capital Market from Universidad Javeriana de Colombia. Ms. Vargas Hurtado is certified in International Auditing by the Association of Chartered Certified Accountants –ACCA-, with studies in International Financial Reporting Standard –IFRS- and Securities Market Operation. Her business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Rodolfo Vélez Borda, age 55, has served as Chief of Information Technology at Grupo Aval since 2012 and formerly as Vice President of Technology and Operations of Banco AV Villas and Corporación Ahorramás. He has been a member of the board of directors of Fondo de Empleados FEVI since 2012, ACH Colombia S.A. since 2006 and A Toda Hora S.A.

ATH since 2005. He holds a degree in Systems Engineering from the Universidad de Los Andes, graduate studies in Telecommunications from the Universidad de Los Andes and a Business Management specialty from Aden Business School and MIT. Mr. Vélez Borda’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Rafael Eduardo Neira Torres, age 64, has served as Chief of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Financial Superintendent, and formerly as Adjunct Financial Superintendent, at the Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in Accounting from the Universidad Jorge Tadeo Lozano and graduate studies in Banking Management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Jorge Adrián Rincón Plata, age 40, has served as our Chief Legal Counsel since May 2012. Mr. Rincón previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. Mr. Rincón Plata’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

María Edith González Flórez, age 61, has served as Vice President of Accounting since 2010, and formerly as Financial and Administrative Manager, of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in Public Accounting from the Universidad de Santiago de Cali and graduate studies in finance from Universidad ICESI. Ms. González Flórez’s business address is Carrera 13 No. 26A‑47, Bogotá, D.C., Colombia.

Carlos Eduardo Upegui Cuartas, age 58, has served as President of Banco Popular since June 2014. Mr. Upegui previously served as Executive Vice-president of Banco Popular, legal representative of Ripley Compañía de Financiamiento S.A. from 2012 to 2014 and President of BCSC S.A. from 2009 to 2012. He has also served in the past as member of the Board of Directors in several financial entities including Metlife Colombia Seguros de Vida S.A., Titularizadora Colombiana S.A., Depósito Centralizado de Valores de Colombia—Deceval S.A. He holds a degree in business administration with graduate studies in markets from Universidad de los Andes. His business address is Calle 17 No. 7‑43, Bogotá, D.C., Colombia.

Rodolfo Tabash Espinach, age 51, has served as Chief Executive Officer of BAC Credomatic since July, 2016. He has previous acted in several key management positions in BAC Credomatic for the past 20 years, including Country Manager for BAC International Bank and its Panamanian subsidiaries, General Manager of BAC International Bank, Regional Chief Operating Officer for BAC Credomatic’s Banking Business and Commercial Banking Manager of Banco BAC San José. He is also a member of the board of directors of several BAC Credomatic subsidiaries. Mr. Tabash Espinach holds a degree in business administration from Universidad Internacional de las Américas and a MBA from INCAE. His business address is Centro Corporativo Plaza Roble, Edificio Terrazas B, Escazú, San José, Costa Rica.

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

For the April 1, 2019 to March 31, 2020 period, the board of directors and the audit committee’ session fee was Ps 2,500,000 per board member. For the April 1, 2020 to March 31, 2021 period, the board of directors and the audit committee’ session fee is Ps 2,600,000 per board member.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information before our general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, which we and our subsidiaries paid to directors, alternate directors and senior executive officers was Ps 59.0 billion in 2019. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain goals, and, therefore, the amounts paid may vary for each officer.

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

Independence of directors

Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors, although as a foreign private issuer and a company that is controlled, directly or indirectly, by Mr. Luis Carlos Sarmiento Angulo, we would not be required to comply with this rule. Law 964 of 2005 requires that our board of directors consist of five to ten members and that at least 25% of such members be independent directors, and Decree 3923 of 2006 regulates their election. “Independence” within the meaning of Law 964 of 2005 is primarily concerned with independence from management and the absence of material related-party transactions between the director and the company. See “Item 10. Additional Information—B. Memorandum and articles of association”. In compliance with Colombian law and our by-laws, Grupo Aval’s board of directors is composed of seven members, of which two are independent under Colombian rules. In addition, Colombian law mandates that all directors exercise independent judgment under all circumstances.

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

D.          Employees

At December 31, 2019, on a consolidated basis, we employed 111,192 individuals, with 72,623 direct employees, 8,433 personnel provided by staffing service companies and 30,136 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Corficolombiana, Porvenir and Grupo Aval (separate), at December 31, 2019.

	Banco de	Banco de	Banco	Banco AV			BAC	Grupo Aval
	Bogotá(1)(2)	Occidente(3)	Popular(4)	Villas(5)	Corficolombiana(6)	Porvenir(7)	Credomatic	(separate)	Total
Employees	12,034	16,379	4,281	5,286	11,580	2,889	20,055	119	72,623
Personnel provided by staffing service companies	2,235	—	1,159	715	3,388	18	918	—	8,433
Outside contractors	3,892	1,971	2,263	1,708	17,608	240	2,449	5	30,136
Total	18,161	18,350	7,703	7,709	32,576	3,147	23,422	124	111,192

(1)	Excludes employees of Porvenir, BAC Credomatic and their subsidiaries.
(2)

52.04% (5,253) of Banco de Bogotá’s (separate) direct employees (10,094) are represented by unions and 55,98% (5,651) of such employees are covered by collective bargaining agreements that expire in August 2021.

(3)	46.38% (3,483) of Banco de Occidente’s (separate) direct employees (7,510) are represented by unions and are covered by collective bargaining agreements that expire in December 2021.
(4)

64.06% (2,273) of Banco Popular’s (separate) direct employees (3,548) are represented by unions and 95.29% (3,381) of such employees are covered by collective bargaining agreements that expire in December 2020.

(5)

12.23% (542) of Banco AV Villas’ (separate) direct employees (4,431) are represented by unions and 73.57% (3,260) of such employees are covered by collective bargaining agreements that expire in December 2020.

(6)	Corficolombiana’s total employees reflect 31,385 employees from non-financial entities and 1,191 employees from financial entities.
(7)	0.11% (3) of Porvenir’s (separate) direct employees (2,639) are represented by unions.

E.          Share ownership

Mr. Sarmiento Angulo beneficially owns 97.5% of our outstanding common shares and 42.7% of our preferred shares as determined under SEC rules at April 17, 2020. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders”. The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at April 17, 2020.

		Percentage of		Percentage of
		outstanding		outstanding
	Common	common	Preferred	preferred
Shareholder	shares	shares	shares	shares
Esther América Paz Montoya	251,718	*	423,076	*
Diego Fernando Solano Saravia	49,586	*	152,078	*
Luis Fernando Pabón Pabón	78,237	*	115,384	*
Mauricio Cárdenas Müller	40,616	*	76,923	*
Germán Villamil Pardo	33,058	*	—	*
Álvaro Velásquez Cock	8,264	*	11,538	*
Juan Camilo Ángel Mejía	7,319	*	22,666	*
Rodolfo Vélez Borda	7,112	*	11,538	*
Ana María Cuéllar de Jaramillo	—	*	50,846	*
César Prado Villegas	—	*	—	*
Alejandro Figueroa Jaramillo	—	*	—	*
Fabio Castellanos Ordóñez	—	*	—	*
Juan María Robledo Uribe	—	*	—	*
Luis Fernando López Roca	—	*	—	*
Luis Carlos Sarmiento Gutiérrez	—	*	—	*
Rafael Eduardo Neira Torres	—	*	—	*
Jorge Adrián Rincón Plata	—	*	—	*
María Edith González Flórez	—	*	—	*
Luz Karime Vargas Hurtado	—	*	—	*
Carlos Eduardo Upegui Cuartas	—	*	—	*
María Lorena Gutiérrez Botero	—	*	—	*
Miguel Largacha Martínez	—	*	—	*
Rodolfo Tabash Espinach	—	*	—	*

*     less than 0.1%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and was the beneficial owner of 80.0% of our issued and outstanding share capital at December 31, 2019. He retained 97.5% of our voting power by virtue of his beneficial ownership of 97.5% of our outstanding common shares, and beneficially owned 42.7% of our outstanding preferred shares, as determined under SEC rules, at April 17, 2020. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 22,281,017,159 of our aggregate equity securities outstanding comprising of 15,135,161,111 common shares outstanding and 7,145,856,048 preferred shares outstanding at April 17, 2020.

The principal shareholder, as a common shareholder and a preferred shareholder, does not have any different or special voting rights in comparison to any other common shareholder or preferred shareholder, respectively.

The following table sets forth information, as of December 31, 2019, regarding the beneficial ownership of our equity securities by:

•	Mr. Sarmiento Angulo, who beneficially owns 80.0% of our outstanding equity securities;
•	all directors and executive officers as a group; and
•	other shareholders.

	At December 31, 2019
		Percentage of		Percentage of
		outstanding		outstanding
Principal beneficial owners	Common shares	common shares	Preferred shares	preferred shares
Luis Carlos Sarmiento Angulo	14,761,004,300	97.5%	3,053,066,569	42.7%
Other directors and officers as a group*	475,910	0.0%	864,049	0.0%
Other shareholders	376,309,764	2.5%	4,089,296,567	57.2%
Total	15,137,789,974	100.0%	7,143,227,185	100.0%

*     less than 0.1%.

As of December 31, 2019, we had 26,809 holders of preferred shares registered in Colombia in addition to JPMorgan Chase Bank, N.A. as depositary of the American Depositary Receipts, or “ADRs”, evidencing ADSs. As of April 17, 2020, there were a total of 3,132 ADR holders of record and 58,522,745 ADRs outstanding, representing 1,170,454,900 preferred shares or 16.4% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

	Transactions between Grupo Aval and its subsidiaries, and
		Close family
	Grupo Aval’s	members of
	directors and key	Mr. Sarmiento	Mr. Sarmiento	Mr. Sarmiento
	management and	Angulo and their	Gutiérrez and his	Angulo and his
	their affiliates(1)	affiliates	affiliates	affiliates
	(in Ps billions)
At December 31, 2019
Outstanding loans granted by us(2)	145.5	2.9	0.0	2,647.0
Outstanding loans granted to us(3)	—	—	—	—
Deposits(4)	35.4	273.2	0.7	1,385.6
At December 31, 2018
Outstanding loans granted by us(2)	180.9	2.7	0.1	2,895.7
Outstanding loans granted to us(3)	—	—	—	—
Deposits(4)	48.0	100.2	0.7	638.0

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

In the past, affiliates of Mr. Sarmiento Angulo, have obtained authorizations of Grupo Aval’s Board of Directors to acquire either common or preferred shares of Grupo Aval. On November 28, 2018, Grupo Aval’s Board of Directors authorized companies controlled by Mr. Sarmiento Angulo to acquire up to one hundred million common and/or preferred shares of the company in one or multiple operations, during a term of up to one year.  Pursuant to such authorizations, as of December 31, 2019 through affiliate companies, Mr. Sarmiento Angulo acquired 2,724,247 common shares or Ps 3.3 billion (U.S.$1.0 million) and 1,702,800 preferred shares or Ps 1.9 billion (U.S.$0.6 million) in open market transactions. More recently, on February 12, 2020, Grupo Aval’s Board of Directors authorized companies controlled by Mr. Sarmiento Angulo to acquire up to one hundred million common and/or preferred shares of the company in one or multiple operations, during a term of up to two years.

As of April 17, 2020, Mr. Luis Carlos Sarmiento Angulo has acquired 1,724,001 preferred shares. Certain members of our board of directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market or in one of our public offerings and represent less than 0.1% of our total outstanding shares.

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

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries (outside of Grupo Aval)

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at April 17, 2020, 8.3% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.5% of Banco AV Villas, 0.8% of Banco Popular, and 11.0% of Corficolombiana.

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

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)
For the year ended December 31,
2019	1,254.0
2018	1,157.8
2017	1,034.5

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

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo, and may continue to provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations), Vigía S.A. (security services), ADL Digital Lab S.A.S. (digital devolpment) and Corporación Publicitaria (advertising).

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

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. As of December 31, 2019 and 2018, we and our banking subsidiaries had recorded consolidated provisions relating to administrative fines, indemnifications and legal proceedings for a total amount of Ps 194.6 billion and Ps 125.9 billion, respectively. These figures are presented before minority interest and thus do not reflect their potential impact on Grupo Aval’s net income attributable to owners of the parent.

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

All administrators of pension funds in Colombia, including Porvenir, are subject to one collective action in which certain persons allege that pension funds managers have caused damages to their clients by excess collections for the concept of commission for the administration of contributions to mandatory pension funds. No provisions have been established in relation to this constitutional action because the amount is not quantifiable, and we consider the probability of loss remote.

Banco de Bogotá, Banco de Occidente, Banco Popular, and Corficolombiana are subject to a constitutional action filed by certain individuals on behalf of the Department of Valle del Cauca (Departamento del Valle del Cauca) against several financial institutions (including Banco de Bogotá, Banco de Occidente, Banco Popular and Corficolombiana) claiming that the Department has paid interest in a manner prohibited by law, in connection with a credit facility granted to the Department. In addition, the plaintiffs are claiming that the defendants did not pay the alleged real value of the shares of Sociedad Portuaria de Buenaventura and Empresa de Energía del Pacífico, on a sale transaction of said shares. We consider the probability of loss in connection with this constitutional action to be low (remote) and, therefore, have not recorded any provision.

Banco AV Villas is subject to some constitutional and ordinary actions brought against several companies in the financial sector in Colombia in connection with the recalculation of mortgage interests that allegedly damaged several mortgage lenders. We believe that the probability of loss in connection with these constitutional actions is remote.

Other litigation

On December 21, 2016, the United States Department of Justice announced that Odebrecht S.A., a global construction conglomerate based in Brazil, pled guilty and agreed to pay a monetary penalty to resolve charges with authorities in the United States, Brazil and Switzerland arising out of their schemes to pay approximately U.S.$800 million in bribes to government officials in twelve countries around the world, including U.S.$11.5 million in Colombia, where the company admitted to offering bribes in order to obtain and amend infrastructure contracts, including the toll road concession Ruta del Sol Sector 2 awarded to the Concessionaire in 2009. Episol, a wholly-owned subsidiary of Corficolombiana, is a minority (33%) non-controlling shareholder in the Concessionaire and Odebrecht is the majority controlling and operating shareholder with a participation of 62%. A third shareholder, CSS Constructores S.A., participates with 5%.

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

Additional investigations and proceedings relating to Ruta del Sol Sector 2 and relating to admissions made by Odebrecht and public servants were initiated by other judicial, arbitral and administrative authorities such as the Tribunal Administrativo de Cundinamarca, arbitral proceedings before the Chamber of Commerce of Bogotá, the Superintendency of Industry and Commerce, the Superintendency of Corporations, the Superintendency of Transportation and the Procuraduría General de la Nación (the country’s general prosecutor of public servants, or the “PGN”). Grupo Aval, Corficolombiana and Episol and members of its management, have been included or have voluntarily intervened in some of these investigations and proceedings and there can be no assurance that Grupo Aval or any of its subsidiaries and employees will not be included in future additional proceedings or voluntarily participate in such or other future additional proceedings to defend its rights and interests.

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

On February 15, 2017, Episol appealed the interim measures issued by the Tribunal Administrativo de Cundinamarca and a final decision is now to be reached by the Consejo de Estado (Supreme Court competent on administrative law matters). It is not possible to estimate when the Consejo de Estado will reach a decision on this matter, however, the interim measure remains in force and has resulted in the seizure of bank accounts of Episol in the amount of Ps 24.9 billion (approximately U.S.$ 8.3 million).

As a defendant in this Class Action, Episol presented legal arguments to discard any allegations of joint and several liability resulting from the illegal conduct of Odebrecht as controlling shareholder of the Concessionaire. However, the Tribunal Administrativo de Cundinamarca ruled in December, 2018 that Episol, as shareholder of Concesionaria Ruta del Sol SA.S. (33%), along with Odebrecht, controlling shareholder of CRDS (62%) and other defendants, including the former president of Corficolombiana, were jointly liable for the damages caused relating the Ruta del Sol Project Sector 2, and ordered the defendants to jointly and severally pay the Transportation Ministry Ps 715.6 billion, and debarred them from contracting with Colombian state entities and from assuming government positions for a period of 10 years.  Episol and the other defendants filed an appeal of this ruling before Colombia’s Supreme Court for Administrative Law Matters (Consejo de Estado) and as a result, the Tribunal Administrativo de Cundinamarca’s order is not final or enforceable.  It is not possible to estimate when the Consejo de Estado will reach a decision on this matter.

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

On August 6, 2019, the Tribunal declared the Ruta del Sol contract null and ordered the Colombian government to pay Ps 211 billion of the Ps 1.2 trillion owed to the Concessionaire’s creditors (approximately half of this amount corresponded to loans granted by Grupo Aval’s subsidiaries). The government has already paid approximately Ps 1.5 trillion to the project’s employees, suppliers and banks since the contract ended in February, 2017.

Episol, creditors of the Concessionaire, which include certain of our banking subsidiaries, and other parties affected by this decision, filed a motion to annul the arbitration ruling based on gross arithmetic errors, lack of competence of the Tribunal to decide over certain matters, and failure to follow the applicable legal statutes. The Consejo de Estado will hear the appeal and reach a final decision, which could take several months.

Although a final decision regarding the liquidation value has not yet been reached, as of December 31, 2019, our banking subsidiaries provisioned 100% of their exposure to the Concessionaire.

•	Superintendency of Industry and Commerce:

In January 2017, the Superintendency of Industry and Commerce (“SIC”), Colombia’s Antitrust Authority, initiated an administrative proceeding to investigate whether any anti-competitive behavior had been conducted in the public bidding process for the awarding of the Concession Contract.  Following its investigation, on September 13, 2018, the SIC issued Resolution No. 67837 containing allegations relating to violations of Colombian antitrust regulations against Grupo Aval, Corficolombiana, Episol, Grupo Aval’s president, Grupo Aval’s chief financial officer, Corficolombiana’s Vice-president of Investments, Corficolombiana’s Vice-president of Investment Banking, the former president of Corficolombiana and other defendants. Grupo Aval, Corficolombiana, and Episol, as well as its employees, filed answers to these allegations in October 2018. The proceeding is ongoing.

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

On May 9, 2017, the Fiscalía announced an investigation of Mr. José Elías Melo Acosta, who served as President of Corficolombiana for 8 years until May 2016.  On December 7, 2017, the Fiscalía filed an indictment against Mr. Melo, charging him with undue interest in the arrangement of contracts (Interés Indebido en la Celebración de Contratos) and bribery (Cohecho por Dar u Ofrecer) in connection with the 2009 bid for the Ruta del Sol Project Sector 2. Mr. Melo pled innocent and denied the charges. The trial against Mr. Melo commenced on January 21, 2019 and concluded with closing arguments on March 21 and March 22. On April 1, 2019, Jose Elias Melo, the former president of Corficolombiana, was found guilty in a court of first instance of bribery and undue interest in connection with the 2009 bid for the Ruta del Sol Project Sector 2. Mr. Melo filed an appeal in May, 2019. The Tribunal Superior de Bogotá will decide on the appeal, which could take a couple of years.

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

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole trading market for our common and preferred shares. There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the 81 companies listed on the Colombian Stock Exchange at April 17, 2020 was Ps 323.6 trillion.

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

Under Colombian law, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and voting of our ADSs and preferred shares. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our preferred shares and ADSs” and “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Restrictions on foreign investment in Colombia”.

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

Our by-laws provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be either of two classes: common shares or shares with a preferred dividend, liquidation preference and no voting. At April 17, 2020, we had 15,135,161,111 common shares outstanding, and 7,145,856,048 preferred shares outstanding.

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

For a description of offerings of our shares see “Item 4. Information on the Company—A. History and development of the company—Our history”.

Voting Rights

Common Shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting according to articles 14 through 19 of the by-laws, as amended from time to time. These general meetings may be ordinary meetings or extraordinary meetings. Ordinary general shareholders’ meetings occur once a year, no later than the last business day of March, for the following purposes:

•	to review the general situation of the Company;
•	to determine the general economic policy of the Company;
•	to consider the approval of our report for the preceding year ending on December 31, as applicable, including the financial statements for the above-mentioned term;
•	to review the report prepared by the external auditor for the preceding year ending on December 31;
•	to elect directors and the external auditor (on an annual basis);
•	to determine the compensation of the members of the board of directors and the external auditor (on an annual basis); and
•	to determine the dividend to be distributed and the allocation of profits, if any, of the preceding year ending on December 31, as well as any retained earnings from twelve months.

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

Both elections are made under a proportional representation voting system named electoral quotient “cociente electoral” (except for the elections unanimously approved by the general shareholders’ meeting). Under that system:

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

There is no maximum age limit requirement for the election or retirement of directors. No minimum number of shares is required for a director’s qualification. Directors may be removed by shareholders entitled to vote prior to the expiration of their term.

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

The adoption by a shareholders’ meeting of certain corporate actions such as mergers, spin-offs, and share conversions are also subject to authorization by the Superintendency of Finance.

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

We must issue a notice of any meeting at which holders of preferred shares are entitled to vote. The notice must be published in a newspaper of wide circulation. Depending on the matters to be subjects of the shareholders meeting, notice to preferred shareholders must be delivered at least 15 business days prior to the ordinary meeting or 5 calendar days before the extraordinary meetings. Each notice must contain the following:

•	the date of the meeting;
•	a description of any resolution to be proposed for adoption at the meeting on which the holders of preferred shares are entitled to vote; and
•	instructions for the delivery of proxies.

Redemption

All shareholders (whether holders of common or preferred shares) have, at their option, a redemption right in the following cases:

•

if, as a result of a merger, transformation or spin-off of the Company, (a) the shareholders must assume a higher level of liability (i.e., by transforming a corporation into a partnership), or (b) the economic rights of the shareholders are impaired. In these events, the shareholders that were not present at the meeting in which the decision was taken or voted against it, these may exercise the redemption right.

Pursuant to Colombian Law (Article 12 of Law 222 of 1995), the economic rights of shareholders are deemed to be impaired if:

•	their ownership percentage is reduced as a result of the merger, transformation or spin-off of the Company;
•	the equity value or the par value of the shares is reduced (in the latter case, only to the extent that the reduction of the par value implies a decrease in the Company’s stock capital); and
•	the negotiability of the shares is restricted or diminished.
•	If the Company decides to withdraw the listing of its shares from a stock exchange or its registration before the National Registry of Shares and Issuers.

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

In both cases, the redemption price of the shares will be established by the agreement of seller and buyer. In the absence of such agreement, the redemption price will be determined by an expert appraiser. Notwithstanding the above, the by-

laws may establish other methods for determining the redemption price to be paid in the foregoing circumstances. Our current by-laws do not contemplate such other methods.

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

Under Colombian law, the dividends payable to the holders of common shares, for each common share, cannot exceed the dividends per share payable to holders of the preferred shares, for each preferred share. All common shares that are fully paid-in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially paid-in participate in a dividend or distribution in the same proportion as the shares have been paid in at the time of the dividend or distribution.

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

Colombian law requires that, whenever we issue new common shares, we must offer to the holders of common shares the right to subscribe a number of common shares sufficient to maintain their existing ownership percentage of the aggregate share capital. These rights are preemptive rights. On the other hand, holders of preferred shares are entitled to preemptive rights only in the specific situations that the shareholders’ meeting so decides. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our preferred shares and ADSs”.

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

On February 4, 2020, we entered into an indenture in connection with our issuance of U.S.$1.0 billion (Ps 3,401.6 billion at the date of the issuance) of 4.375% Senior Notes due 2030. The indenture was among us, as guarantor, Grupo Aval Limited, as Issuer, Deutsche Bank Trust Company Americas, as Trustee, Registrar, Paying Agent and Transfer Agent.

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

Individuals:

A national individual can be considered a tax resident under different circumstances, one of them implies the permanence in Colombian territory either continuously or discontinuously - considering entry and leaving days-

for 183 days in a given 365-day period. If the 365-day period covers more than one taxable year, the individual will be deemed as a taxpayer for the second year

Notwithstanding the prior rule, the domestic tax law also deems as a tax residents those individuals who hold the Colombian nationality and fulfill at least one of the following requirements in the corresponding taxable year: (i) the individual’s spouse or permanent companion or dependent children are Colombian tax residents in the corresponding tax year; or, (ii) 50% or more of the income is considered to be Colombian-source income; or, (iii) 50% or more of their assets are managed within Colombia; or, (iv) 50% or more of their assets are deemed to be possessed in Colombia; or, (v) if once required by the Tax Authorities, the Colombian national fails to demonstrate that the tax residence is held abroad or, (vi) the tax residence is held in a tax haven as defined by the Colombian government.

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

Taxation of Dividends

As a general rule, dividends distributed out of profits that were not subject to tax at the level of a Colombian entity (e.g., because there was an application of the tax benefit, book to tax difference, Net Operating Loses –NOLs– amortization, etc.), will be subject to the corresponding Income Tax rate applicable in the year in which the dividends are paid or registered as being payable to the shareholder. In this case, the Colombian entity must apply a withholding income tax that could be credited by the shareholder against its income tax liability.

Law 1819 of 2016 modified the tax treatment applicable to the dividend payments. As of January 1st, 2017, dividend payments distributed by a Colombian entity out of profits generated as of tax year 2017 are subject to a special withholding tax. The applicable tax rate depends on the type of shareholder and its tax residence.

As of January 1, 2019, Law 1943 of 2018 modified the above-mentioned tax treatment applicable by increasing the withholding tax rates on dividend payments made by Colombian tax resident companies to tax resident individuals and to non-Colombian tax residents, to the extent that such payments are not covered by a Tax Treaty. In addition, Law 1943 established that special withholding tax should apply on dividend payments made to Colombian entities, that was not applicable under Law 1819, 2016.

Afterwards, Law 2010 of 2019 increased the withholding tax rate applicable to dividend distributions made to nonresidents (including payments made to permanent establishments held by non-tax residents) from 7.5% to 10%. In addition, Law 2010 reduced the withholding tax rate applicable on dividend payments made to tax resident individuals from 15% to 10%.

Any dividends paid out of retained profits generated prior to 2017, which were subject to taxation at the corporate level, will not be subject to any dividend tax. In any case, dividends paid out of retained profits generated prior to 2017, that were not subject to taxation at the corporate level would still be subject to an income tax withholding at the applicable income tax rate.

Based on the above, the following table summarizes the tax treatment of dividends in the absence of a tax treaty:

Dividend	Paid before 2016	Paid in 2017	Paid in 2018	Paid in 2019	To be paid as of 2020
Dividend distribution made out of pre-2017 profits that were subject to tax at the Colombian corporate level distributed to Tax Resident Individuals, Colombian entities and Non-Colombian Tax Residents.	0%	0%	0%	0%	0%
Dividend distribution to Colombian Tax Residents Individuals made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	Income tax rate varies from 0 to 33% Withholding (WTH )– 20% (1) or 33%	Income tax rate varies from 0 to 33% WTH – 20% (2) or 33%	Income tax rate varies from 0 to 33% WTH – 20% (3) or 33%	Income tax rate to 33% WTH – 20% (4) or 33%	Income tax rate varies from 0 to 33% WTH – 20% (5) or 33%
Dividend distribution to Colombian entities made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	Corporate Income Tax (CIT) 33% (6) WTH 20%	CIT 34% WTH 20%	CIT 33% WTH 20%	CIT 33% WTH 20%	CIT and WTH 32% for 2020 31% for 2021 30% for 2022
Dividend distribution to Non-Colombian Tax Residents made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	CIT 33% (7)	CIT 33% (8)	CIT 33% (9)	CIT 33% (10)	CIT 33% (11)
Portfolio Investments: Dividend distribution to Non-Colombian Tax Residents made out of pre-2017 profits that did NOT pay tax at the Colombian corporate level	25%	25%	25%	25%	25%
WTH on Dividend distributions paid to Tax Resident Individuals out of post-2016 profits that did pay tax at the Colombian corporate level	N/A	Marginal rates 0% (12),5% (13) and10% (14)	Marginal rates 0% (15) 5% (16), 10% (17)	Marginal rates 0% (18) or 15% (19)	Marginal rates 0% (20) or10% (21)
WTH on Dividend distributions paid to Colombian entities out of post-2016 profits that did pay tax at the Colombian corporate level	N/A	N/A	N/A	7.5% (22)	7.5% (23)

WTH on Dividend distributions paid to Non-Colombian Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did pay tax at the Colombian corporate level	N/A	5%	5%	7.5%	10%
Dividend distribution paid to tax residents individuals out of post-2016 profits that did NOT pay tax at the Colombian corporate level	N/A	35% on the distributed amounts. The 0%, 5% or 10% WTH (24) dividend tax will apply on the distributed amounts net the 35%.	35% on the distributed amounts. The 0%, 5% or 10% WTH (25) dividend tax will apply on the distributed amounts net the 35%.	33% on the distributed amounts. The 0% or 15% WTH (26) dividend tax will apply on the distributed amounts net the 33%.	32% for 2020 31% for 2021 30% for 2022 The 0% or 10% WTH (27) dividend tax will apply on the distributed amounts net the 32%, 31% or 30%.
Dividend distribution paid to Colombian entities out of post-2016 profits that did NOT pay tax at the Colombian corporate level	N/A	N/A	N/A	38.03%	37.10% for 2020 36.18% for 2021 35.25% as of 2022
Dividend distribution paid to Non-Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did NOT pay tax at the Colombian corporate level	33%	38.25%	38.25%	38.03%	38.80% for 2020 37.90% for 2021 37% as of 2022
Portfolio Investments: Dividend distribution paid to Non-Tax Residents (including dividend distributions made to permanent establishments) out of post-2016 profits that did NOT pay tax at the Colombian corporate level	N/A	28.75%	28.75%	30.63%	32.50%

(1)

The 20% withholding income tax applied when the shareholder is a Tax Resident Individual obliged to file income tax. The 20% rate applied also when the Tax Resident Individual was not obliged to file income tax return, but the dividend payment did not exceed 1,400 UVT (Ps 41,654,200 at 2016).

(2)

The 20% withholding income tax applied when the shareholder is a Tax Resident Individual obliged to file income tax. The 20% rate applied also when the Tax Resident Individual was not obliged to file income tax return, but the dividend payment did not exceed 1,400 UVT (Ps 44,602,600 at 2017).

(3)

The 20% withholding income tax applied when the shareholder is a Tax Resident Individual obliged to file income tax. The 20% rate applied also when the Tax Resident Individual was not obliged to file income tax return, but the dividend payment did not exceed 1,400 UVT (Ps 46,418,400 at 2018).

(4)

The 20% withholding income tax applied when the shareholder is a Tax Resident Individual obliged to file income tax. The 20% rate applied also when the Tax Resident Individual was not obliged to file income tax return, but the dividend payment did not exceed 1,400 UVT (Ps 47,978,000 at 2019).

(5)

The 20% withholding income tax applied when the shareholder is a Tax Resident Individual obliged to file income tax. The 20% rate applied also when the Tax Resident Individual was not obliged to file income tax return, but the dividend payment did not exceed 1,400 UVT (Ps 49,849,800 at 2020).

(6)	Tax rate in 2016 includes the Corporate Income Tax of 25% and the Corporate Income Tax for CREE of 8%.

(7)	This tax is paid through the withholding practiced by the Colombian entity that distributes dividends.

(8)	According to article 246-1 of the Colombian Tax Code, dividend distributions out of un-taxed profits obtained before 2017 are subject to a 33% corporate income tax.

(9)	Ibid.

(10)	Ibid.

(11)	Ibid.

(12)	This rate applied on dividend distributions that did not exceed 600 UVT (Ps 19,115,000 in 2017)

(13)

This rate applied on dividend distributions that did not exceed 1,000 UVT (Ps 31,859,000 in 2017). The taxable basis is calculated by taking the amount of dividends distributed restated in UVT minus 600 UVT.

(14)

This rate applied on dividend distributions exceeding 1,000 UVT (Ps 31,859,000 in 2017). The taxable basis is calculated by taking the amount of dividends distributed restated in UVT minus 1,000 UVT. The withholding tax rate will be applied to the latter value and increased in 20 UVT (Ps 637,000 in 2017)

(15)	This rate applied on dividend distributions that did not exceed 600 UVT (Ps 19,854,000 in 2018)

(16)

This rate applied on dividend distributions that did not exceed 1,000 UVT (Ps 33,156,000 in 2018). The taxable basis is calculated by taking the amount of dividends distributed restated in UVT minus 600 UVT.

(17)

This rate applied on dividend distributions exceeding 1,000 UVT (Ps 33,156,000 in 2018). The taxable basis is calculated by taking the amount of dividends distributed restated in UVT minus 1,000 UVT. The withholding tax rate will be applied to the latter value and increased in 20 UVT (Ps 663,000 in 2018).

(18)	This rate applied on dividend distributions that did not exceed 300 UVT (Ps 10,281,000 in 2019).

(19)	This rate applied on dividend distributions exceeding 300 UVT (Ps 10,281,000 in 2019). The taxable basis is calculated by taking the amount of dividends distributed restated in UVT minus 300 UVT.

(20)	This rate applied on dividend distributions that did not exceed 300 UVT (Ps 10,682,000 in 2020).

(21)	This rate applied on dividend distributions exceeding 300 UVT (Ps 10,682,000 in 2020). The taxable basis is calculated by taking the amount of dividends distributed restated in UVT minus 300 UVT.

(22)

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

(23)	Ibid.

(24)	Please See Note 12, 13 and 14.

(25)	Please See Note 15, 16 and 17.

(26)	Please see Notes 18 and 19.

(27)	Please see Notes 20 and 21.

Dividend payment approved at the General Meeting of Shareholders of Grupo Aval of March 29, 2019 was paid out of profits generated by the company before December 31, 2016; accordingly, payment of such dividends will not be subject to income taxes according to Article 246-1 of the Colombian Tax Code, introduced by Article 9 of Law 1819 of 2016.

Dividends paid to non-resident holders of ADSs through the depositary will be subject to income taxes and withholding in Colombia as mentioned in the previous chart.

As a general rule, foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia either provided the dividend distribution was subject to the applicable withholding tax, which could either be the combined income tax and the dividend tax, or the dividend tax only.

“UVT” or “Unidad de Valor Tributario” refers to a tax unit established each year by the Colombian Tax Authority (“DIAN”) for the calculation of tax returns. UVT for 2019 amounts to Ps 34,270 (U.S.$10.55).

Taxation of Capital Gains Derived from the Sales of ADSs in Colombia

Pursuant to Article 24 of the Colombian Tax Code, gains derived by non-resident entities or non-resident individuals of Colombia from the sale of the ADSs are not subject to income, withholding, remittance or other taxes in Colombia. If the holder is a resident in Colombia, this capital gain will be taxed in Colombia according to the general tax rules.

Taxation of Capital Gains Derived from the Sales of Shares in Colombia

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

Tax on Foreign Capital Investment Portfolio Income in Colombia

The 2012 Tax Reform (see “Item 4. Information on the Company—B. Business Overview—Supervision and regulation—Regulation on Payroll Loans”) established a new tax regime for foreign capital portfolio investments. Investors will be required to pay income tax for the profits obtained in the development of their activities, regardless of the vehicle used to carry them out, pursuant to Article 18-1 of the Colombian Tax Code. The withholding rate of such tax is generally 14%; however, a 5% rate will apply for investments in fixed income securities or in derivatives whose underlying assets is a fixed income security, and a 25% rate will apply to investors domiciled in a tax haven jurisdiction. Article 260-7 of Colombian Tax Code was modified by Law 1819 of 2016 which establishes a new legal framework and provides criteria pursuant to which certain jurisdictions may be classified as non-cooperative jurisdictions with low or no taxation or as jurisdictions with preferential tax regimes.

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

United States Federal Income Taxation Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or preferred shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds our ADSs or preferred shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	dealers in securities or currencies or traders in securities that use a mark-to-market method of tax accounting;
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

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ADSs or preferred shares in their particular circumstances.

Except as described in “─Passive Foreign Investment Company Rules” below, this discussion assumes that we have not been, and will not become, a passive foreign investment company, or “PFIC”, for any taxable year.

Taxation of Dividends

The preferred shares constitute equity of our company for U.S. federal income tax purposes. Distributions paid on our ADSs or preferred shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement), dividends paid to certain non-corporate U.S. Holders that constitute “qualified dividend income” will be taxable at rates applicable to long-term capital gains. Dividends paid on our ADSs will generally constitute qualified dividend income, provided the ADSs are readily tradable on an established securities market in the United States (such as the NYSE, where our ADSs are traded). It is unclear whether these reduced rates will apply to dividends paid with respect to our preferred shares that are not backed by ADSs. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Subject to applicable limitations (including a minimum holding period requirement), some of which vary depending upon the U.S. Holder’s circumstances, Colombian income taxes withheld from dividends on ADSs or preferred shares generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including the Colombian tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex. U.S. Holders should consult their tax advisers regarding the creditability of Colombian taxes in their particular circumstances and the relevant foreign tax credit basket, particularly in the case of high-taxed distributions of earnings not previously subject to Colombian tax.

Sale, Redemption or Other Taxable Disposition of ADSs or Preferred Shares

Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale, redemption or other taxable disposition of our ADSs or preferred shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or preferred shares for more than one year, provided that in the case of redemption, (i) the U.S. Holder does not actually or constructively own any of our voting stock or (ii) the redemption is not otherwise treated as essentially equivalent to a dividend under the Code. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or preferred shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a PFIC for U.S. federal income tax purposes for the 2019 taxable year. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we were not or will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest) and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

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

F.          Dividends and paying agents

Dividend policy of Grupo Aval

The amount of dividends, if any, that we pay will be dependent, in large part, on the amount of dividends received from our subsidiaries. From 2015 to 2019, the amount of dividends that we have paid increased at a compounded annual growth rate of 0.5%, mainly driven by the issuance of common and preferred shares in the past years. Until 2016, Grupo Aval declared dividends semi-annually in March and September of each year. Beginning in March 2017, the company started to declare dividends on an annual basis. Our subsidiaries declared Ps 1,449.8 billion in 2019 and Ps 1,366.2 billion in 2018 of dividends payable to us, and we declared an aggregate of Ps 1,336.9 billion of dividends to our shareholders in 2019 and 2018.

Unless noted otherwise, the following table presents the net profits of, and dividends (cash and stock) declared by, each of our banks and Porvenir, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated. Dividends are paid to us on a monthly basis.

	Dividends declared with respect to net income for the year ended December 31,
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	Banco de		Banco de		Banco		Banco
	Bogotá		Occidente		Popular		AV Villas		Corficolombiana		Porvenir		Total
	(in Ps billions, except percentages)
Direct ownership interest held by Grupo Aval	68.7%	68.7%	72.3%	72.3%	93.7%	93.7%	79.9%	79.9%	8.2%	8.1%	20.0%	20.0%	—	—
Separate net profits	2,640.9	2,824.7	457.8	388.4	328.6	284.2	190.7	160.2	1,566.3	1,607.7	570.3	360.1	5,754.5	5,625.3
Dividends declared	1,335.7	1,272.1	274.7	290.0	148.3	129.8	91.0	86.3	783.1	463.3	285.7	270.0	2,918.5	2,511.4
Dividends contributed to Grupo Aval	918.1	874.4	198.5	209.6	139.0	121.7	72.7	68.9	64.3	37.7	57.1	54.0	1,449.8	1,366.2
Dividends declared by Grupo Aval	—	—	—	—	—	—	—	—	—	—	—	—	1,336.9	1,336.9

Until 2016, Grupo Aval’s subsidiaries declared dividends semi-annually in March and September of each year. Beginning in March 2017, they started to declare dividends on an annual basis. Banco Popular started to declare dividends on an annual basis in 2019.

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

Our company pays dividends based on our net income as reported in our separate audited financial statements prepared under Colombian IFRS. For the years ended December 31, 2019 and 2018, separate net income as reported in our Colombian IFRS financial statements was Ps 3,031.2 billion, 0.1% lower and Ps 2,887.7 billion, 0.9% lower than net income attributable to the owners of the parent as reported in our audited consolidated financial statements, respectively.

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

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2014	57.90	0.018
2015	58.80	0.018
2016(1)	88.20	0.027
2017	48.00	0.015
2018	60.00	0.018
2019	60.00	0.018

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

Until 2016, Grupo Aval’s subsidiaries declared dividends semi-annually in March and September of each year. Beginning in March 2017, they started to declare dividends on an annual basis, except for Banco Popular, which started to declare dividends on an annual basis in March 2019.

Banco de Bogotá

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2014	2,520.00	0.769
2015	2,700.00	0.824
2016(1)	4,620.00	1.410
2017	3,240.00	0.989
2018	3,840.00	1.172
2019	4,032.00	1.230

(1)

Dividends declared with respect to net income for 2016 includes dividends declared on September 2016 to be paid in the six-month period from October 2016 to March 2017 and dividends declared on March 2017 to be paid in the twelve-month period from April 2017 to March 2018.

Banco de Occidente

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2014	1,764.00	0.538
2015	1,860.00	0.568
2016(1)	2,970.00	0.906
2017	1,698.00	0.518
2018	1,860.00	0.568
2019	1,761.72	0.538

(1)

Dividends declared with respect to net income for 2016 includes dividends declared on September 2016 to be paid in the six-month period from October 2016 to March 2017 and dividends declared on March 2017 to be paid in the twelve-month period from April 2017 to March 2018.

Banco Popular

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2014	24.00	0.007
2015	20.10	0.006
2016	13.85	0.004
2017	9.10	0.003
2018	16.80	0.005
2019	19.20	0.006

Banco AV Villas

	Cash dividends	Cash dividends
Dividends declared with respect to net income	per share	per share
	(Ps)	(U.S.$)
Year ended:
2014	387.00	0.118
2015	415.00	0.127
2016(1)	645.20	0.197
2017	324.00	0.099
2018	384.00	0.117
2019	405.00	0.124

(1)

Dividends declared with respect to net income for 2016 includes dividends declared on September 2016 to be paid in the six-month period from October 2016 to March 2017 and dividends declared on March 2017 to be paid in the twelve-month period from April 2017 to March 2018.

Dividend history of Corficolombiana

The following tables present the annual cash and stock dividends paid by Corficolombiana during the periods indicated.

	Cash dividends	Stock dividends	Total dividends	Total dividends
Dividends declared with respect to net income	per share	per share(1)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2014	630.00	1,893.71	2,523.71	0.770
2015	666.00	1,509.56	2,175.56	0.664
2016	276.00	1,214.08	1,490.08	0.455
2017	—	519.48	519.48	0.159
2018	—	1,657.90	1,657.90	0.506
2019	—	2,640.00	2,640.00	0.806

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

Dividend history of Porvenir

The following tables present the annual cash and stock dividends paid by Porvenir during the periods indicated.

	Cash dividends	Stock dividends	Total dividends	Cash dividends
Dividends declared with respect to net income	per share	per share(2)	per share	per share
	(Ps)	(Ps)	(Ps)	(U.S.$)
Year ended:
2014	1,320.36	1,423.00	2,743.36	0.837
2015	1,237.92	1,294.00	2,531.92	0.773
2016(1)	1,770.00	679.00	2,449.00	0.747
2017	1,380.00	—	1,380.00	0.421
2018	2,472.00	—	2,472.00	0.754
2019	2,616.00	—	2,616.00	0.798

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

Banco de Bogotá, Fiduciaria Bogotá, Banco de Occidente and Fiduciaria de Occidente received dividend payments from Porvenir in their respective ownership of the company (see Item 4—B. Business overview—Our operations).

Dividend history of BAC Credomatic

During 2019, BAC Credomatic declared U.S.$99.5 (Ps 325,960.2) of cash dividend per share.

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

The risk framework requires that strong risk management practices are integrated in key processes across Grupo Aval, with a goal of ensuring risks are appropriately considered, evaluated and responded to in a timely manner. Grupo Aval employs a risk management process, that aims to identify, measure, monitor and control, as part of the daily activities, among all the risks Grupo Aval manages.

Lines of Defense: in addition to the role of Executive Officers in managing risk, management has ownership and accountability across the three lines of defense: (1) First Line of defense: Business Units, (2) Second Line of defense: mainly concentrated in the Independent Risk Management units and (3) Third line of defense: Corporate Audit.

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

The following sections outline the key risks that are inherent in business activities of the subsidiaries in the financial sector:

A)	Financial risks
i)	Credit risk: the risk of financial loss if a debtor fails to meet its contractual obligations.
ii)

Market risk: the risk of loss arising from potential adverse changes in the value of assets and liabilities or future results of the subsidiaries in the financial sector, resulting from changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities, credit spreads and foreign exchange risks.

iii)

Liquidity risk: the risk of being unable to meet contractual and contingent obligations or that the subsidiaries in the financial sector do not have the appropriate amount, composition and tenor of funding and liquidity to support the financial assets and liabilities requirements (funding liquidity risk). Also includes the capability to manage its investment portfolio in terms of liquidity, duration and currency (market liquidity risk).

iv)

Interest rate risk: it is the current or potential risk to equity and profits of a financial subsidiary that arise from adverse movements in interest rates, which affect the positions of the banking book.

v)

Capital risk:  the risk that any of the subsidiaries in the financial sector have an insufficient level and composition of capital to support its business activities and associated risks during both normal economic environments and under stressed conditions. Risk related to the management of capital requirements and adequacy.

Grupo Aval’s subsidiaries in the financial sector have ALCO/ALM committees in order to establish risk policies, limits and systems to measure, monitor and control the funds transfer pricing curve, interest rate risk in banking book and liquidity risk management.

B)

Financial Conglomerates Law: On the occasion of the issuance Decree 1870 of 2017, the financial conglomerates have the responsibility of managing the risks to which they are exposed, for this purpose the Superintendency of Finance, through External Circular 13 of June 20, 2019, establishes that the risks of the financial conglomerates are:

i)

Contagion risk: risk corresponding to the probability of the deterioration of the general conditions of subsidiaries belonging to the holding, could cause a chain reaction in other subsidiaries of the holding group.

ii)

Strategic risk: risks resulting from changes in Grupo Aval’s strategy or business plan due to changes in general business conditions associated with strategic decisions, such as investments. Strategic risk also includes the risk of poor implementation of decisions and lack of capacity to respond to changes in the business environment.

iii)	Concentration risk: the risk of potential losses due to a single exposure to a counterparty, sector or country, which has the capacity to affect the main operation of the entity.

Grupo Aval Board of Directors

The Board of Directors is the body responsible for establishing the risk profile and for the approval of the general scope for risk management.

Corporate Risk Unit

It is the corporate risk unit, led by Grupo Aval’s Chief Risk Officer, with functions including the following among others: 1) identification and definition of best practices for corporate risk management; 2) support the board and the financial subsidiaries in the construction of the risk appetite; 3) state and ensure the compliance of policies and guidelines that ensure an adequate risk exposure.

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

Risk Committees

Grupo Aval’s subsidiaries of the financial sector have, risk management committees which periodically discuss, measure, control and analyze the credit risk management system (SARC for its initials in Spanish), market risk management systems (SARM for its initials in Spanish) and operating risk management system and the management of the business continuity plan (SARO-PCN for its initials in Spanish). Additionally, the subsidiaries of the financial sector also have an asset-liability committee (ALCO) which makes decisions regarding asset and liability management and evaluates the effectiveness of the liquidity risk management system (SARL for is initials in Spanish). Compliance of legal risks is monitored by the General Secretaries of each subsidiary of the financial sector. The functions of these committees include, among others, the following:

•	Proposing adequate policies for managing the risks concerning each committee and the applicable business processes and methodologies to the Board of Directors of each entity;
•	Systematically reviewing the entity’s exposure to risks and take any corrective actions when necessary;
•	Ensuring that actions taken at each subsidiary of the financial sector in relation to risk management are consistent with previous defined levels of risk appetite; and
•	Approving decisions that are within the approval limits established for each committee by each of the financial subsidiaries’ Board of Directors.

The risk committees of Grupo Aval subsidiaries of the financial sector are detailed below:

I.     Risk Management Committees of the financial sector subsidiaries

The role of these committees is to establish policies, procedures and strategies for comprehensive management with respect to credit, market, liquidity, operational, money laundering and terrorism financing risks. Its main functions involve:

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

II.     Assets and Liabilities Committee of the financial sector subsidiaries

The objective of these committees is to support senior management by establishing risk policies, limits and systems to monitor and measure the effectiveness of the interest rate risk in the banking book management and the liquidity risk management systems (SARL for its initial in Spanish). The main functions, among others, are:

•	Establishing adequate procedures and mechanisms for liquidity management;
•	Monitoring liquidity and interest rate risk exposure reports and Fund Transfer Pricing (FTP) process; and
•	Identifying the origin of risk exposure through sensitivity analysis, in order to assess the probability of lower returns for the entity or assess the necessity of new liquidity resources.

III.     Audit Committee of Grupo Aval and Audit Committees of Subsidiaries of the Financial Sector:

The Audits Committees’ principal objective is to evaluate and monitor the Internal Control System.

The following are the description of their functions:

•	Proposing, for approval of the Board of Directors, the structure, procedures and methodologies required for the operation of the Internal Control System;
•

Assessing the structure of the internal control of the entity, in order to establish if the procedures are designed reasonably to protect its assets, as well as those of third parties under its administration and custody, and if there are controls to verify that transactions are being properly authorized and registered. For such purpose, the areas in charge of the administration of the various risk systems, the Statutory Auditor and the Internal Auditor present the established periodical reports to the Committee as well as other reports that the members of the Committee may require; and

•	Monitoring risk exposure levels, their potential consequences and establishing risk control or mitigation actions.

Risk Vice-Presidency or its equivalent in the subsidiaries of the financial sector

The Risk Vice-Presidencies and their equivalents, which feature within the organizational structure of the subsidiaries of the financial sector have, among others, the following functions:

•	Overseeing adequate compliance of the policies and procedures established by the Board of Directors and the various committees for risk management;
•	Designing methodologies and procedures to be followed by the administration for risk management;
•	Establishing ongoing monitoring procedures to ensure timely identification of any deviation relating to compliance of the policies established for risk management; and
•

Preparing timely reports for the different risk committees, the Board of Directors of each subsidiaries of the financial sector and for the government entities in charge of control and supervision of the subsidiaries of the financial sector in relation with compliance of risk policies.

Administrative Processes of Risk Management

In accordance with their respective business models, each subsidiary of the financial sector of Grupo Aval has well defined structures and procedures, including manuals on administrative processes that must be followed for managing different risks. The entities use different technological tools, for the analysis, monitoring and control of the various risks.

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

In addition to the internal audit units at the financial sector subsidiaries, there is a corporate control unit which ensures the compliance of our financial sector subsidiaries with corporate policies. The corporate controller participates in the audit committees of the most significant subsidiaries. The corporate control unit performs periodic independent audits of Grupo Aval’s subsidiaries to monitor their compliance with risk management policies. Its reports are presented directly to senior management at each of the subsidiaries and to the corresponding audit committees including the audit committee of the holding company.

Grupo BAC Credomatic

Grupo BAC Credomatic (hereinafter referred to as BAC) has its main operations located in Central America and is consolidated under Banco de Bogotá through its subsidiary Leasing Bogotá Panamá. BAC has its own policies, functions and risk management procedures, subject to approval and supervision by Banco de Bogotá.

Risk management and periodic risk surveillance are carried out through the following systems of corporate governance which were, established both at a regional level as well as in the countries where Grupo BAC operates: Committee of Integral Risk Management, Committee of Assets and Liabilities (ALCO), Committee of Compliance, Credit Committee, Investment Committee and Audit Committee.

Regarding credit risk management, BAC has a centralized structure, led by a Chief Risk Officer (CRO), who reports to the CEO of BAC. The Regional Credit Committee, whose members include the CEO and CRO of BAC, and members of the Corporate Risk Unit of Grupo Aval and Banco de Bogotá, is responsible for submitting credit policies and procedures at a regional level for the Board of Directors approval. This committee is responsible for monitoring the loan portfolio. The regional credit committee is also responsible for the final decision on loans exceeding the credit limits delegated to each individual country. While local risk managers report to the local head, observance of regional policies and procedures are reported to the CRO of BAC.

Regarding market risk, BAC manages an investment policy and asset and liability policy at a regional level, setting guidelines for establishing country and counterparty risk limits, as well as limits to foreign currency positions and guidelines for liquidity risk management, interest rate and exchange rate risks. The Regional Assets and Liabilities Committee, which is composed by members of BAC Board of Directors, is responsible for the establishment of regional risk management policies.

In accordance with these policies at BAC investment portfolio control management module, which documents the entire investment process on a daily basis. The monitoring of exposures is the responsibility of the Regional Financial Director through the local Assets and Liabilities Committees.

Operating Risk Management at BAC is carried out using the conceptual methodology of Basel II guidelines and the elements of The Committee of Sponsoring Organizations of the Treadway Commission (COSO). A centralized operating risk management unit ensures that there are in place policies to ensure a standardized treatment of operating risks including methodologies for the timely recognition of the principal exposures, the ownership of operational risks by functional units, accountability throughout the organization and effective procedures to collect information on operational losses. The centralized operating risk committee is also responsible for implementing an effective business continuity plan.

Non-financial Subsidiaries

With the objective of strengthening the second line of defense for its risk management and internal control, as well as to expand the scope of its oversight to non-financial subsidiaries, the Government, Risk and Compliance (GRC) Vice Presidency was created in Corficolombiana and with the intent of upgrading the design of methodologies, risk management and compliance reports as well as their subsequent implementation in the non-financial subsidiaries was launched. This activity is currently under development and includes subsidiaries in the infrastructure and energy and gas sectors.

The Board of Directors of each subsidiary has the faculty to establish guidelines in terms of risk policies and risk monitoring processes. For companies falling within the non-financial sector that are part of Corficolombiana’s equity investment portfolio, each entity will coordinate the implementations of risk management systems in line with those of Corficolombiana, based on the good practices established by law and those found in the Corficolombiana and Grupo Aval polices.

Moreover, Corficolombiana must ensure that, controlled non-financial sector subsidiaries follow Grupo Aval’s guidelines of Grupo Aval in relation to risk management.

Control Environment

The risk management model of financial subsidiaries, has a control environment that allows the adequate management control for the relevant risks related to the business of each subsidiary and provides an integrated view of them. The risk management is carried out in all business segments and for each type of risk in order to ensure that the exposures and the general risk profile are within the framework of the mandates established by both the Board of Directors and the regulators of each of the markets in which subsidiaries operate. The main elements that ensure effective control for the risks are:

•	The assignment of responsibilities in risk-generating functions through decision-making and due control of their activity;
•	Specialized control of each risk factor;
•	The supervision of relevant risks;
•	The assessment of control mechanisms; and
•	Independent assessment by internal audit.

Grupo Aval, promotes a culture of risk management that reaches all the entities, whether they are financial or non-financial. This enables non-financial entities to benefit from the application of the best practices adopted by the financial subsidiaries.

Following the announcement of the quarantines by the Colombian and Central American Governments in connection with coronavirus, we implemented work from home policies for a large majority of our employees, applying business continuity policies and specific information technology protocols. For this purpose, we designed protocols to ensure capacity, availability and security of VPN services, expanded bandwidth in our employees’ homes, strengthened security of email services and remote access to data stored in the internal network, among others. Controls on data encryption of communications, critical files and devices, dual factor authentication, application virtualization, security operations center (SOC) detection reporting, and data loss prevention (DLP) monitoring were also reinforced. Additionally, we strengthened awareness campaigns intended to prevent smishing, phishing and vishing attacks on our employees and customers.

Regarding internal control over financial reporting, mechanisms were established to identify changes in processes in order to allow business continuity in our financial subsidiaries. Treasury departments are currently operating from home in compliance with Superintendency of Finance and Securities Market Self Regulator Corporation (AMV) standards, without it affecting controls on the accounting record of the transactions. A recurring change in the execution of controls corresponds to the preparation of electronic evidence rather than physical evidence, especially evidence of approvals. The process of generating financial reporting has not presented any significant changes or inconveniences regarding its presentation or transmission.

Continuing risk analysis and controls on expected credit losses (ECL) are being carried out. Due to the volume of changes in credit conditions in connection with reliefs and payment extensions granted to customers, changes in information systems could involve lessening certain processes to provide agile responses. To avoid the materialization of risks of error in these changes, dual controls have been set in place by our banks. Due to quarantines we granted vacation to some of our employees with non-critical responsibilities, accordingly some non-material controls may be performed later than usual.

New Risk Framework by the Superintendency of Finance (SFC)

On February 6, 2019, the national government, through Colombian Law 1870 of 2017, defined the regulation of the financial conglomerates in Colombia and the scope of supervision of the Superintendency of Finance, with the purpose of ensuring the stability of the financial system and taking the Supervision to international standards.

This law defined the category of financial holding and financial conglomerates. Additionally, it granted the Colombian government the power to (i) establish adequate capital requirements for financial conglomerates (ii) establish criteria to identify related parties of the financial conglomerate and the disclosure and management of conflicts of interest in transactions with related parties, and (iii) establish concentration and risk exposure limits at the conglomerate level. In addition, it grants SFC the faculty to (i) establish conditions for adequate risk management, conflict of interest management, corporate governance, disclosure and internal control and (ii) exercise a comprehensive and consolidated function over financial conglomerates.

In order to comply with Colombian Law 1870 of 2017, the National Government issued the following regulations:

•

Decree 774 of May 8, 2018, establishes the requirement of adequate level of capital for the financial conglomerate. Financial conglomerates are required to have a capitalization level in excess of the sum of the minimum capital requirements of it financial subordinates. The decree establishes the basis for determining the appropriate levels of capital. Decree 774 of 2018 established a transition period of 18 months, which ended on November 8, 2019. The first report to the Superintendency of Finance of Colombia was made on February 28, 2020 with the consolidated financial statements as of December 31 of 2019. This decree was further developed by the External Circular 012 of 2019 issued by the Superintendency of Finance.

•

Decree 1486 of August 6, 2018, which established the criteria to determine the quality of affiliates, exposure limits, concentration of risks and conflicts of interest of financial conglomerates. This decree had a transition period of 18 months which ended on February 6, 2020.

•

External Circular 013 of June 20, 2019 issued by the Superintendency of Finance, through which the Financial Conglomerate Risk Management Framework was established, states that the implementation period expires on June 20, 2021 except for the definition of guidelines that allow an integral reading and presentation of the information risk of financial conglomerates which has a term until June 20, 2022 extendible for two additional years, by reasoned request.

On February 6, 2019, the Superintendency of Finance through resolution No. 0155 identified the financial holding and the entities that make up the Aval Financial Conglomerate, which as of that date is subject to inspection and surveillance.

In addition to the new rules for financial conglomerates, on August 6, 2018, the national government issued Decree 1477 by means of which it established the new requirements for adequate equity of credit institutions, as part of the process of convergence to Basel III which seeks to increase both the quality and the amount of capital of credit institutions, in order to avoid excess leverage and provide greater coverage to the risks assumed by them. This regulation had a transition period of 18 months, however, the term of this Decree was modified until January 2021, through the decree 1421 of 2019.

Decree 1477 of 2018 establishes, the parameters for calculating risk-weighted assets, capital conservation buffers and systemic risk buffers are determined for national banks that are systematically important that will be gradually introduced over a period of four years.

Finally, the regulatory project of the SFC that will define a new risk framework "SIAR" (for the initials in Spanish - Comprehensive Risk Management System) is in progress. The objective of this framework is to implement and build robust risk management within organizations, with the necessary controls to operate properly and define policies and procedures in an effective and clear manner that allow to:

•	Identify, measure, control and monitor all the risks of the company as a whole and in each of its business units,
•	Establish clear information and communication policies;
•	Establish a continuous training program in risk management at all levels of the company;
•	Generate a strong risk culture in which anticipation of key macroeconomic and financial variables is presented;
•	Have strong ethical values and integrity at all levels of the company;
•	Clearly defined organizational structure; and
•	Establish the risk appetite "MAR" (Risk appetite framework).

SIAR will include at least the following risks, which must be managed by companies with a comprehensive vision:

•	Credit;
•	Market;
•	Liquidity;
•	Operational;
•	Country; and
•	Counterparty.

Risk management

The guiding principles of risk management at Grupo Aval and our banks are the following:

•	Collective decision making for commercial loans of significant amount at the board level of each of our banks;
•	Extensive and in-depth market knowledge, the result of our market leadership and our experienced, stable and seasoned senior management;
•	Clear top-down directives with respect to:
i.	Know-your-customer policies; and
ii.	Commercial loan credit structures based on the clear identification of sources of repayment and on the cash-flow generating capacity of the borrower;
•	Use of common credit analysis tools and loan pricing tools across all our banks;
•	Diversification of the commercial loan portfolio with respect to industries and economic groups;
•	Specialization in retail banking product niches;

•	Extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer loans;
•	Use of our extensive market presence in the identification and implementation of best practices for operational risk management; and
•	Conservative policies in terms of:
i.	The trading portfolio composition, with a bias towards instruments with lower volatility;
ii.	Proprietary trading; and
iii.	The variable remuneration of trading personnel.

Risk Culture

Our Internal Control System contributes to the achievement of the objectives of each entity, while ensuring that all its operations and activities are carried out in accordance with internal regulations and the regulations applicable to each of our subsidiaries. Grupo Aval is committed to a solid Internal Control System that guarantees the sustainability and permanence of Grupo Aval’s businesses over time. The Board of Directors of our main subsidiaries through their Audit Committees must periodically review the elements and components of the system in order to develop the necessary corrective measures and improvements and the application of new national and international standards that regulate the matter. Our Internal Control System is designed to ensure compliance with the standards and practices that are applicable in Colombia and the United States, such as the Sarbanes-Oxley Act, the requirements of the SEC and other norms and principles that regulate the Internal Control and its disclosure in both markets, especially those contained in COSO 2013 and their respective updates that are applicable to us.

Grupo Aval’s risk culture is based on the principles indicated in the section above. It is conveyed to all of our entities and units and is backed by the following guidelines:

•	Our risk management is independent and monitored both at the individual entities level and at consolidated level.
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

Unless otherwise indicated, risk management figures for Banco de Bogotá consolidate financial data from LB Panamá, including BAC Credomatic. BAC Credomatic has in place its own risk management controls for credit risk, market risk and operational risk.

Individual Risk Analysis

Credit Risk

The credit-risk management process at all our banks in Colombia takes into consideration the requirements of the Superintendency of Finance, the guidelines of Grupo Aval credit-risk management and the composition of each of the bank’s loan portfolio, which, in turn, is the result of the execution of each bank’s strategy. See Note 4 to our audited consolidated financial statements.

Commercial Lending

55.82% of our total gross loan portfolio is composed of commercial loans to corporate and small and medium sized enterprises. However, the share of commercial loans varies in each of our banks. At December 31, 2019, the proportion of commercial loans was 58.53%, 71.37%, 36.21%, 24.23% and 79.21% at Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana, respectively.

The credit approval process for commercial loans at each of our banks follows the policies and lending authorities established by each banking subsidiary. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá and Banco AV Villas, Comité de Crédito Dirección General at Banco de Occidente and Comité de Presidencia at Banco Popular), which has lending limits that range between Ps 6.0 billion (approximately U.S.$1.83 million) at Banco AV Villas and Ps 30.0 billion (approximately U.S.$9.15 million) at Banco de Bogotá.

Following the approval of an application by the national credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management unit if the loan would result in aggregate exposure to the borrower in excess of Ps 5.0 billion (approximately U.S.$1.53 million). The credit approval process includes the presentation to Grupo Aval’s credit committee of all potential credit exposures per client (or client’s economic group) that, across all of our banks, represent an exposure in excess of Ps 30.0 billion (approximately U.S.$9.15 million), or if it is considered to be part of a vulnerable sector. Exceptions can be made depending on the risk parameters defined by Grupo Aval’s credit committee. This committee, which is composed of the vice presidents of credit of each of our banks and the credit risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities.

The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). The credit committee will then submit to Grupo Aval’s advisory board those transactions which represent a significant exposure or have exceptions to credit and pricing policies.

The Grupo Aval advisory board, which is chaired by the president of Grupo Aval and composed of the presidents of our banks and financial sector subsidiaries, with the attendance of the risk vice presidents of Grupo Aval and of our banks, regularly  meets twice per month to discuss the adoption of risk management policies and how to meet the needs of major corporate and institutional clients, as well as to advise the Grupo Aval banks with respect to matters related to credit risk. The advisory board also evaluates credit applications submitted to it by Grupo Aval’s credit risk management committee and makes recommendations to the banks with respect to such loans. The boards of directors of the banks make the final decisions with respect to such applications. In order to facilitate the analysis of commercial loan applications which meet the threshold and are thus reviewed by Grupo Aval, we have developed certain tools, including a standardized “Proyecto de crédito”.

We seek to achieve a profitable, high-quality commercial loan portfolio and an efficient procedure for analyzing potential loans across our banks. For that purpose, we have established policies and procedures for the analysis and approval of potential commercial credit transactions that seek to focus lending on the following principles:

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

As part of our commercial banking activity, we make loans to public sector entities. For purposes of evaluating the extension of credit to public sector entities, our banks follow three criteria: (i) the loan must be used to finance an investment that has been approved by local authorities; (ii) a source of repayment, primarily tax revenues, must be clearly identified; and (iii) the source of repayment so identified must be pledged to secure the loan.

Consumer Lending

Consumer lending represented 32.9% of the total gross loan portfolio at December 31, 2019; however, the participation and specialization by product varies in each of our banks. At December 31, 2019, Banco Popular’s consumer lending represented 59.06% of the total gross loan portfolio and was concentrated mainly in payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas and Banco de Bogotá, consumer lending represented 55.9% and 28.3% of their total gross loan portfolio, respectively. At Banco de Occidente, 23.3% of the total gross loan portfolio consisted of consumer loans, with motor vehicle financing representing 23.9% of the consumer loan portfolio. At Corficolombiana, 20.3% of total gross loans were consumer loans granted primarily by Promigas and its subsidiaries to residential gas utility users.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest consumer lending authority at all banks, other than the board of directors, is the national consumer credit committee where the highest lending limits are Ps 1.95 billion (approximately U.S.$0.6 million).

For consumer banking, each bank has developed risk models designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 96.8% of the consumer loan portfolio, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tools, which have allowed the sale of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has a full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts.

Mortgage Lending

Mortgage lending represented 11.1% of the total gross loan portfolio at December 31, 2019, compared to 10.5% as of December 31, 2018, with Banco AV Villas and Banco de Bogotá being the largest contributors to this increase. At Banco AV Villas mortgage lending represents 19.9% of its total gross loan portfolio.

Banco de Bogotá’s consolidated mortgage lending represents 12.9% of its total gross loan portfolio as of December 31, 2019. In Central America, the mortgage portfolio represented 19.6% of the total gross loan portfolio in 2019.

In order to ensure an adequate mortgage loan portfolio quality, Banco de Bogotá and Banco AV Villas have developed statistical models for the origination and follow-up on new mortgage loans, which has resulted in a very low past due to total loan ratios for recently originated loans.

Microcredit Lending

Microcredit loans represented 0.2% of the total gross loan portfolio at December 31, 2019.

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

For our mortgage and microcredit loan portfolios the risk categories in effect at December 31, 2019, based on past due status, are as follows.

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

Loss allowance

Grupo Aval’s banks regularly review their loan portfolio to evaluate its impairment; while determining if an impairment should be registered with charge to results of the year, management performs judgments for determining if there are observable data indicating a decrease in the estimated cash flow of the loan portfolio before the decrease in such flow may be identified for a particular loan of the portfolio.

The provision calculation process includes analysis of specific, historical and subjective components. The methodologies utilized by our banking subsidiaries include the following elements:

•	A detailed periodic analysis of the loan portfolio.
•	A credit classification system by risk levels.
•	A periodic review of the summary of loss allowances.
•	Identification of loans to be evaluated individually due to impairment.
•	Consideration of internal factors such as size, organizational structure, loan portfolio structure, loan administration process, analysis of overdue portfolio and experiences of historical losses.
•	Consideration of risks inherent to different types of loans.
•	Consideration of external factors, including local, regional and national, as well as economic factors.

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

For loans not considered individually significant, or for those credits individually significant but not impaired, loan loss allowances are calculated collectively using the historical loss rate, periodically updated data reflecting current economic conditions, performance trends of the industry, geographic concentrations of debtors within each portfolio of the segment and any other pertinent information that may affect the repayment. Grupo Aval’s banking subsidiaries also determine whether the credit risk (i.e., risk of default) of a financial instrument has increased significantly since initial recognition. They consider reasonable and supportable information that is relevant and available without undue cost or effort, including both quantitative and qualitative information and analysis based on their historical experience, expert credit assessment and forward-looking information.

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

Changes in economic conditions are reflected in macroeconomic scenarios and their impact applied by our banks. The recent COVID-19 outbreak has led to changes in expected economic conditions that still involve a high degree of uncertainty. We develop estimates based on the available information about past events, current conditions and forecasts of economic conditions. Accordingly, the effects of the coronavirus itself and the relief measures undertaken by the governments including among those, instructions to credit institutions to provide relief measures to customers in the countries where we operate, have an important role in ECL assessment. As a result, extension of payment to borrowers in particular classes of financial instruments should not automatically result in those instruments being considered to have suffered a significant increase in credit risk (SICR).

Given that the current social and economic environment is subject to rapid change, updated facts and circumstances will continue to be monitored as new information becomes available. If the effects of COVID-19 cannot be reflected in models, post-model overlays or adjustments could be considered.

Through the issuance of External Circular 007 of March 17, 2020 (Circular Externa 007 del 17 de marzo de 2020) the Superintendency of Finance adopted transitory prudential instructions to mitigate the effects of the current economic context and the State of Emergency declared by the National Government on borrowers of the financial system. These instructions included, among others: (i) the establishment of policies to identify clients subject to relief measures, (ii) payment extensions taking into consideration each client’s situation for loans that were not past due for more than 30 days as of February 29, 2020 (without an increase in credit risk) and, (iii) client classification under its risk category as of February 29, 2020 (credit scores reported to credit bureaus will remain unaltered for the duration of the extension period).

Moreover, according to External Circular 014 of March 30, 2020 (Circular Externa 014 del 30 de marzo de 2020), the Superintendency of Finance established additional measures in order to protect clients under relief. Such measures included the following: interest rates shall not be increased, interest rates shall not include the possibility of capitalizing interests and the prohibition to collect interests on other related fees, commissions or insurances, among others.

Furthermore, payment extensions were adjusted to include loans that were past due between 30 days and 60 days as of February 29, 2020 (without an increase in credit risk).

Central American Governments (excluding Nicaragua) have also adopted measures aimed at mitigating the negative effect of coronavirus in their local economy, including regulation for the extension on tax returns and payments, temporary suspension of bank loan payments, reduction and/or freezing of interest rates, without negative consequences on credit scores or payment records.  Panama, Costa Rica and Guatemala have implemented further measures such as economic aids to individuals directly affected by the economic crisis resulting from the spread of coronavirus in their countries.

Similar to the actions taken to grant reliefs to debtholders by our banks in Colombia, BAC announced various actions to lessen the effects of the pandemic. A 60 to 90-day installment relief was authorized in retail portfolios in Guatemala, Honduras, El Salvador, Costa Rica and Panama. Nicaragua was not part of the relief effort. Retail portfolios consist of credit cards, mortgages, auto, personal loans and some small and medium enterprises. The installments will be deferred and collected in the future without any fee or penalty. Commercial and Corporate clients have received reliefs on a case by case basis.  Such reliefs include payments deferrals of principal and/or interest for up to six months, depending on the client’s economic activity and the extent to which they were affected.

Liquidity Risk

Grupo Aval and its financial subsidiaries liquidity management is aimed at minimizing liquidity risks and ensuring the short-term fulfilment of their main funding requirements, while balancing the tradeoff between coverage of structural exposures and cost. The financing and liquidity models are decentralized and based on the autonomous management of each subsidiary. However, liquidity risk policies at the financial subsidiaries are compliant with guidelines established by the Superintendency of Finance. These guidelines require Grupo Aval’s Colombian financial subsidiaries establish a liquidity risk management system (Sistema de Administración de Riesgo de Liquidez), which includes the identification, measurement, control and monitoring functions required to ensure the management of day-to-day liquidity needs, adjust minimum liquidity buffers and establish liquidity contingency plans to deal with unexpected situations. Grupo Aval, as a holding company, is not required to maintain minimum liquidity positions.

Grupo Aval’s Colombian banking subsidiaries and Corficolombiana must maintain cash in hand and restricted in banks to comply with the requirements of the Central Bank of Colombia and the Superintendency of Finance. These funds are part of reserve requirements and are calculated over the daily average of the different customer deposits. Prior to April 22, 2020, this requirement stood at 11% on demand and saving deposits, while time deposits with a term up to 18 months, had a 4.5% reserve requirement. For time deposits with tenors exceeding 18 months, the reserve requirement was 0%. Starting on April 22, 2020, this requirement is 8% on demand and saving deposits, and 3.5% for time deposits with a term up to 18 months. For time deposits with tenors exceeding 18 months, the reserve requirement remained at 0%.

By this means, liquidity will be provided for the acquisition of solidarity notes pursuant to Decree 562 issued on April 15, 2020. See “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Mandatory investments” for more information.

Moreover, financial subsidiaries controlled by Grupo Aval are required to maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters using a short-term liquidity index (Indicador de Riesgo de Liquidez), or “IRL”, that measures 7 and 30 day liquidity. This index is defined as the difference between adjusted liquid assets and net liquidity requirements:

•

Liquid assets include (i) debt securities adjusted by market liquidity and exchange rate, excluding investments classified as “held to maturity”, different from mandatory investments, (ii) Central Bank deposits, and (iii) available cash.

•

Net liquidity requirements result from the difference between expected contractual asset and contractual and non-contractual liability cash flows. Cash flows from loans past due more than 30 days are not included in this calculation.

During 2019, and as part of the convergence towards Basel III standards, the Superintendency of Finance incorporated run-off rates in the calculation of non-contractual liability cash flows. The methodology segments demand and savings deposits into eight categories, according to their balance and the type of customer, then computes the run-off rate for each category, and finally multiplies both to compute the non-contractual reserve.

The run off rate applied to each category is defined as the median calculated from: (i) the run off rate determined by the Superintendency of Finance, (ii) the 0 percentile (maximum run off rate), and (iii) the 5th percentile. This series is constructed based on the percentual changes in balances and is calculated as the daily percentage change on client balances in a 30 calendar day window, presented by each entity, using its information between January 1, 2011 and the last business day of the week immediately before the date of the liquidity risk report, expressed in absolute terms.

According to the updated methodology, the IRL for 7 and 30 days decreased for all our Colombian banking subsidiaries and Corficolombiana, as compared to the previous methodology. However, the liquidity units of the financial subsidiaries have worked to measure the future impacts on the index considering the economic and commercial environment. During 2019, Grupo Aval’s financial subsidiaries in Colombia have maintained adequate levels of high-quality liquid assets to meet the 30-day liquidity requirements, according to the methodology of the Superintendency of Finance. There is no evidence of a liquidity risk threat in the near future.

Although BAC Credomatic is not subject to Colombian regulation on liquidity risk, their internal liquidity risk framework is designed to provide an adequate liquidity management, in compliance with regulation in each of the countries where BAC Credomatic operates.

The following tables show the consolidated IRL Ratio at December 31, 2019 and 2018 for each of our banks in Colombia and Corficolombiana, expressed in Ps billions and as a percentage.

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	(in Ps billions)
IRL – 7 days	9,128	10,370	5,372	5,245	2,197	3,305	1,489	585	1,238	1,725
IRL – 30 days	2,142	8,893	3,408	4,186	543	2,506	573	386	971	1,304

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Corficolombiana
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	(in percentages)
IRL – 7 days	488	1,930	937	884	529	1,143	617	207	402	656
IRL – 30 days	123	535	231	342	125	324	148	152	243	278

The gradual convergence of capital and liquidity requirements towards Basel III standards will continue in 2020. During the first quarter of 2020, the Colombian financial subsidiaries will have to comply with the net-stable-funding-ratio (in Spanish: CFEN: Coeficiente de Financiación Estable Neto). The CFEN is the core indicator used for the management of financing, which is defined as the amount of stable financing available over the amount of stable financing.

See additional information required by IFRS in Note 4 of the audited consolidated financial statements - Liquidity risk

Market Risk Management

Market risk management focuses in probability of changes in the value of the investment’s portfolios due to fluctuations in financial instruments’ prices. Market risk management systems are composed of a set of policies, procedures and controls in order to identifying, measure, monitoring and controlling the sources of risk.

Grupo Aval, as a financial holding, does not have material market risk but it monitors and oversees market risk at a consolidated level through reports received from its financial subsidiaries in charge of managing their own market risk.

The financial subsidiaries present substantial market risk, primarily as a result of banks’ lending, trading and investment businesses. The primary sources of market risks to which financial subsidiaries are exposed are: interest rate risk, foreign exchange rate risk, variations in stock price risk and investment fund risk:

•

Interest rate risk: As a result of mismatches between interest-rate-sensitive assets and liabilities, subject to any hedging we have engaged in using interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both trading and non-trading activities.

•	Foreign exchange rate risk: As a result of mismatches between assets and liabilities, and off-balance sheet items denominated in foreign currencies.
•	Variations in stock price risk: In connection with investments in equity securities, including our merchant banking investments.
•	Investment fund risk: Primarily from investments in mutual funds.

Grupo Aval and financial subsidiaries’ respective boards of directors, through their risk management committees, are responsible for establishing policies, procedures and limits with respect to market risk. These committees also monitor overall performance considering the risks assumed. These policies and procedures describe the control framework used by Grupo Aval and its financial subsidiaries to identify, measure and manage market risk exposures inherent in financials activities. The main purpose of these policies and procedures is to set limits on risk. All risk managers within Grupo Aval must ensure that each business activity is performed in accordance with the policies established by the relevant financial subsidiary. These policies and procedures are followed in market risk decision-making in all business units and activities. Financial subsidiaries have established a Sistema de Administración de Riesgos de Mercado, or SARM (for its initials in Spanish), a market risk management system which meets the requirements of the Superintendency of Finance and each one is responsible for setting limits and monitoring market risk.

Market risk management personnel at Grupo Aval and financial subsidiaries are responsible for the following:

•	Identification, measurement, management and control of the market risk exposures inherent in their businesses;
•	Analyzing exposures under stress scenarios;
•	Confirming compliance with applicable risk management policies, reporting violations of such policies, and proposing new ones;
•	Designing of methodologies for valuing securities and financial instruments; and
•	Reporting daily to senior management as to the levels of market risk associated with trading instruments.

Financial subsidiaries hold trading and non-trading instruments which are classify in the treasury or banking book, according with the strategy and the nature and risks of financial instruments.

Trading Instruments

Trading instruments include positions in financial instruments acquired to take advantage of current and/or expected differences between purchase and sale prices. As a result of trading fixed rate and floating rate securities, equity securities, investment funds and foreign exchange, Grupo Aval and its financial subsidiaries are exposed to interest rate, variations in stock prices, investment fund and foreign exchange rate risks, as well as volatility risk when derivatives are used. Financial subsidiaries trade foreign exchange, fixed income instruments, including fixed and floating rate securities, and basic derivative instruments (forwards, options, cross currency swaps and interest rate swaps).

Market risk departments use value at risk, or “VaR”, to measure their exposure to market risk in trading instruments. VaR is an estimate of the expected maximum loss in market value of a given portfolio over a time horizon at a specific confidence interval, subject to certain assumptions and limitations discussed below.

VaR models have inherent limitations, including the fact that they rely on historical data, which may not be indicative of future market conditions or trading patterns. As a result, VaR models could overestimate or underestimate the value at risk and should not be viewed as predictive of future results. Furthermore, it can be possible to incur losses materially in excess of the amounts indicated by the VaR models on a specific trading day or over a period. VaR does not calculate the greatest possible loss. In addition, VaR models are subject to the reasonable judgment of market risk management’s personnel.

As described below, financial subsidiaries measure interest rate risk, foreign exchange risk, variations in stock price risk and investment fund risk in accordance with VaR models. They use two types of approaches to measure VaR: (1) internal VaR models and (2) regulatory VaR.

Internal VaR

Financial subsidiaries use internal models to manage market risk. Parameters are set to adapt to the evolution of volatility of the risk factors over time using statistical methods to estimate them. Internal VaR models usually give more weight to recent data in the moment of calculations to reflect actual market conditions. The corporate governance bodies of the financial subsidiaries set limits based on this VaR measure in order to control the market risks. Parametric VaR and historical simulation methodologies are also used.

Each financial subsidiaries’ board of directors, assets and liabilities committee and/or risk management committee establishes the maximum VaR for each type of investment and for each type of risk using their own internal VaR models as well as the Superintendency of Finance methodology. Financial subsidiaries use VaR estimates to alert senior management whenever the statistically estimated losses in the banks’ portfolios exceed pre-established levels. Limits on VaR are used to control exposure on a portfolio-by-portfolio basis.

In order to strictly control the trading portfolios, each entity has limits for every risk factor. To determine the limits, the impact of the variation (DV01 change in monetary value caused by a variation of 1 basis point) in each asset class is considered. These risk limits are validated through stress testing based on historical extreme scenarios.

Regulatory VaR

The Regulatory VaR calculation is primarily used for the Superintendency of Finance’s capital ratio (solvency ratio) calculations and the methodology is based on the Basel II model.

This model applies only to the banks’ investment portfolio and excludes investments classified as “held to maturity” and other specific non-trading positions included in the “Available for sale” portfolios. Total market risk is calculated on a daily basis by aggregating the VaR for each risk exposure category on a ten-day horizon using risk factors calculated in extreme market stress scenarios. VaR at month-end comprises part of the capital adequacy ratio calculation (as set forth in Decree 2555 of 2010). The Superintendency of Finance’s policy issues require to financial subsidiaries to calculate VaR for the following risk factors: interest rate risk, foreign exchange rate risk, variations in stock price risk and fund risk; correlations between risk factors are not considered. The fluctuations in the portfolio’s VaR depend on volatilities determined by the Superintendency of Finance, modified duration and changes in balances outstanding. The ten-day horizon is defined as the average time in which an entity could sell a trading position in the market. Moreover, the Superintendency of Finance has not made publicly available technical information on how it determines the volatilities used in this model, and only limited information is available. The volatilities used in the Superintendency of Finance’s model are of a magnitude similar to those observed in very high volatility or stress periods.

The VaR calculation for each parent company is the aggregate of the VaR of the parent and its financial subsidiaries.

Interest Rate Risk

Financial subsidiaries’ exposure to interest rate risk in their trading portfolios primarily arises from investments in securities (floating and fixed rate) and derivative instruments. In accordance with the Superintendency of Finance rules, financial subsidiaries calculate interest rate risk for positions in pesos, foreign currency and UVRs separately. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used as an alternative for pricing floating rate home-mortgage loans. The interest rate risk model is designed to measure the risk of losses arising from changes in market interest rates. It includes the sum of the net short or long position in the whole trading book, a proportion of the matched positions in each time band (vertical disallowance) and a proportion of the matched positions across different time bands (horizontal disallowance).

A significant portion of the market risk of the financial subsidiaries is interest rate risk generated by long positions held in peso-denominated Colombian government debt. Financial subsidiaries prefer these securities because the government debt market is the largest and most developed of the local financial markets. Additionally, government debt securities support the liquidity management as they are eligible for Colombian Central Bank overnight repo funding and are classified as high-quality liquid assets. Government debt securities also carry a zero weight for capital adequacy calculations making them attractive in terms of utilization of capital. These factors provide a strong incentive to invest in government debt securities and diversify less into other debt securities that do not possess these characteristics.

Foreign Exchange Rate Risk

Financial subsidiaries use a sensitivity factor to calculate the probability of losses as a result of fluctuations in currencies in which hold positions. Regulatory VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance as shown in the following table.

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

The following tables show the consolidated VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2019 and 2018, for a ten-day horizon for each of our Colombian banking subsidiaries. The minimum and maximum levels are determined based on end-of-month calculations, using 12 data points between January and December. Average values are determined based on the 13-month data points between December of the year analyzed and December of the previous year.

Banco de Bogotá

					At
					December 31,
	Year ended December 31, 2019				2018
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	568,537	520,569	607,973	444,950	352,595
Foreign exchange rate risk VaR	379,406	334,039	383,189	277,932	298,257
Variations in stock price risk VaR	10,964	9,601	10,964	8,394	8,231
Fund risk VaR	321,177	308,799	322,458	270,918	265,684
Total market risk VaR	1,280,084	1,173,008	1,324,584	1,002,195	924,767

Banco de Occidente

					At
					December 31,
	Year ended December 31, 2019				2018
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	158,200	144,188	162,628	125,615	184,106
Foreign exchange rate risk VaR	2,995	2,458	4,426	104	1,479
Variations in stock price risk VaR	—	—	—	—	—
Fund risk VaR	4,733	4,556	4,733	4,317	4,286
Total market risk VaR	165,928	151,202	171,787	130,036	189,871

Banco Popular

					At
					December 31,
	Year ended December 31, 2019				2018
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	108,113	108,389	109,605	107,694	148,343
Foreign exchange rate risk VaR	5,280	5,155	5,615	4,699	3,325
Variations in stock price risk VaR	348	22	23	22	946
Fund risk VaR	14,577	10,769	14,954	8,701	10,274
Total market risk VaR	128,318	124,335	130,197	121,116	162,888

Banco AV Villas

					At
					December 31,
	Year ended December 31, 2019				2018
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	55,021	40,628	55,972	22,193	37,115
Foreign exchange rate risk VaR	80	27	80	1	30
Variations in stock price risk VaR	-	—	—	—	—
Fund risk VaR	2,931	628	2,931	489	797
Total market risk VaR	58,032	41,283	58,983	22,683	37,942

Corficolombiana

					At
					December 31,
	Year ended December 31, 2019				2018
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	149,643	104,128	156,208	67,499	208,375
Foreign exchange rate risk VaR	4,059	2,599	4,867	610	436
Variations in stock price risk VaR	11,111	11,085	11,283	10,864	10,125
Fund risk VaR	2,624	2,935	3,473	2,577	720
Total market risk VaR	167,438	120,746	175,831	81,550	219,656

The regulatory VaR of the financial subsidiaries yield different results according to each operation. Between December 31, 2019 and December 31, 2018, the regulatory VaR of the financial subsidiaries have been higher for Banco de Bogotá and Banco AV Villas because of additional exposure of TES from the medium- and long-term to their investment portfolio, which in turn has increased the total duration. On the other hand, Banco de Occidente has decreased the duration of its investment portfolio and the foreign currency position. Banco Popular reduced its exposure to long-term TES which is translated as a diminishing in the interest rate risk exposure while Corficolombiana has reduced the exposure in TES because of the good behavior in the market and looking for realized profits. The regulatory VaR of Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana vary from one period to another: 38.4%, -12.6%, -21.2%, 52.9% and -23.8%, respectively, mainly for the reasons mentioned above.

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

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. At December 31, 2019 and at December 31, 2018, the investments subject to regulatory VaR were the holdings in Mineros S.A.

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2019 and 2018.

	At December 31,
	2019			2018
	Investment			Investment
	subject to		Percentage	subject to
	Regulatory	Regulatory	of	Regulatory	Regulatory	Percentage of
	VaR	VaR	portfolio	VaR	VaR	portfolio
Less than 18 months	—	—	0%	—	—	0%
18 - 36 months	—	—	0%	—	—	0%
More than 36 months	75,584	11,111	100%	45,706	6,719	100%
Total	75,584	11,111	100%	45,706	6,719	100%

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

Note 4 of our audited consolidated financial statements—Risk Interest Rate on the balance sheet structure shows mismatches in the repricing of our assets and liabilities by maturity bands. Also, Note 4 of our audited consolidated financial statement— Liquidity Risk, shows an analysis of the remaining contractual maturities of our assets and liabilities.

As part of their management of interest rate risk, financial subsidiaries analyze the interest rate mismatches between their interest-earning assets and their interest-earning liabilities. This sensitivity analysis assumes the composition of Grupo Aval’s balance sheet remains constant over the period being measured and assumes interest rate changes are reflected uniformly across the yield curve. The sensitivity analysis uses scenarios of interest rates increasing /decreasing 50 and 100 basis points from the average of the last 12 months of the balances of financial assets and liabilities with all other variables held constant. These scenarios are not predictions of future market events, but they illustrate the effect that it may have on the amortized cost (and fair value of portfolio investments) of Grupo Aval’s financial assets and liabilities.

If interest rates had decreased by 50 or 100 basis points, Grupo Aval’s net interest income would have increased by Ps 173.6 billion and Ps 349.0 billion, respectively. The above due to the decrease in accrued interest from liabilities would be greater than the decrease in accrued interest from assets.

Moreover, if interest rates had increased by 50 or 100 basis points, Grupo Aval’s net interest income would have decreased by Ps 174.5 billion and Ps 348.9 billion, respectively. The above due to the increase in the value of accrued interest from liabilities would be greater than the increase in accrued interests from assets.

Additionally, Superintendency of Finance rules require financial subsidiaries to measure foreign exchange rate risk VaR not only for treasury book positions but also for all assets and liabilities denominated in foreign currencies. Our non-trading instruments are exposed to foreign exchange rate risk primarily from loans and deposits denominated in dollars. This foreign exchange rate risk is monitored under the VaR methodology described.

Non-Financial Risk Review

Grupo Aval and its subsidiaries are committed to the preservation of integrity through compliance with applicable laws, regulations and ethical standards in each of the markets in which they operate. All employees are expected to adhere to these laws, regulations and ethical standards, and management of each financial subsidiary is responsible for ensuring such compliance. Compliance is an essential ingredient of good corporate governance.

The compliance function encompasses all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, product governance, consumer protection, antibribery, and anticorruption, as well as compliance with the standards of the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley).

The compliance function is independent of the business lines in all our financial subsidiaries and promotes adherence to the rules, oversight requirements, principles and values of good conduct through all our companies. The corporate governance structure at Grupo Aval establishes standards, policies and best practices that apply to each company in order to enforce the standard requirements that business units should follow. The compliance or risk units in each financial subsidiary enforce the application of the corporate and internal policies providing advice and information in the interest of employees, customers, shareholders and supervisors.

The compliance function is incorporated into the risk areas with access to the Board of Directors and its committees through the Chief Risk Officer. In addition, the legal departments of each financial subsidiary, have access to these bodies on a regular basis. This structure is in line with banking regulatory requirements and supervisory expectations.

The compliance unit assists Management at the entity level in identifying and assessing potential compliance issues as well as providing guidance to staff on compliance laws, rules and standards, and performs a monitoring and reporting role. The legal departments of the financial subsidiaries, have the primary responsibility for identifying and interpreting compliance laws, rules and standards, and for providing assistance in drafting related policies and procedures. The internal audit units review the adequacy of controls established to ensure compliance with policies, plans, procedures and business objectives, in accordance with the annual internal audit plan and Colombian legal requirements, as well as COSO 2013 as internal control framework.

Operational Risk Management

Grupo Aval defines operational risk as "the risk of incurring losses due to failure in day-to-day processes, individual operations, systems support the business or external events". Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas, thus, all employees are responsible for managing and controlling the risks that arising in their area of activity.

The operational risk policies in Grupo Aval and financial subsidiaries are aimed at complying with the guidelines established by Superintendency of Finance. These guidelines require to Colombian financial subsidiaries establish a system of operational risk management (SARO) that includes identification, measurement, control and monitoring of functions required to ensure adequate risk management.

The main objective of SARO in Grupo Aval is the control and management of risks in each of the Holding processes, allowing to identify, measure/evaluate, control/mitigate them and report the exposure to operational risk to the senior management.

As a part of the processes achieved in the management of operational risk the execution of missionary, strategic and support processes and implements the necessary controls to meet its obligations with both fiscal, clients and shareholders. SARO's management is complemented by the definition, implementation, testing and maintenance of the Business Continuity Plan, which is part of strengthening the operational risk control stage.

To comply with the implementation of SARO, each of our financial subsidiaries established within its organizational structure an operational risk unit independent of the operational and control areas of each financial subsidiary. The responsibilities of these units are the establishment and definition of policies, methodologies and procedures for communicating within each organization all information related to operational risk. In addition to the staff of each operational risk unit, the financial subsidiaries have established the role of operational risk advisors, which are employees in key areas who, in addition to their functional responsibilities, are required to report events or situations which may result in operational losses. Additionally, each financial subsidiary has an operational risk management committee which meets on a periodical basis to review operational risks policies and follow up on the execution of action plans.

The Operational Risk Unit (URO) maintains its monitoring process to the risk profile of the entity, reports to Senior Management, and validated that risks levels are not exceeded the adequate and accepted risk levels.

At Grupo Aval, an operational risk management committee, composed of the heads of the operational risk units of each financial subsidiary and staff of Grupo Aval risk management, was established. The principal activities of this committee, which meets bimonthly basis, are as follows:

•	Coordinated analysis of regulation and the impact in each of Grupo Aval’s financial subsidiaries;
•	Identification and application of best practices for operational risk management;
•	Monitoring the performance of the operational risk management systems of financial subsidiaries.
•	Coordination of standardization of operational risk methodologies;
•	Identification and implementation of operational risk management tools; and
•	Standardization of criteria in the search for business continuity tools.

As for Business Continuity, the maintenance and updating of the plans is permanently managed, seeking the necessary mechanisms for operation recovery of the defined critical processes and constantly work on the execution of tests to ensure such schemes.

In accordance with the minimum capital requirements and in compliance with the new regulation of the Superintendency of Finance (SFC), Grupo Aval and its financial subsidiaries are aimed to accomplish the guidelines of Decree 1421 which was issued on August 6, 2019, which defines operational risk capital requirements for Colombian financial institutions with Basel III standards, specifically, definitions of business indicator, operational risk coefficient and internal loss indicator for the calculation of the exposure value to operational risks. The decree includes a transition period of 18 months, due on January 1, 2021, and therefore the obligation of Grupo Aval's financial subsidiaries to meet the requirements will be based on the financial statements as of December 31, 2020.

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

In addition, in compliance with the regulations of the Superintendency of Corporations, the most significant entities in the real sector have implemented the control system for the prevention of the money laundering and financing of terrorism called SARGLAFT (Sistema de Autogestión de Riesgo de Lavado de Activos y Financiación del Terrorismo). A methodology for measuring the maturity level of the system to prevent money laundering and terrorist financing has been defined, consisting of an annual self-evaluation that includes qualitative factors of the compliance program ranging from the control environment to the monitoring of the effectiveness of the controls.

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

All financial subsidiaries in compliance with local regulations, must report suspicious transactions to the Unit of the Ministry of Finance (UIAF stand for Unidad de Información y Análisis Financiero).

Annually, each subsidiary must certify to Grupo Aval holding the degree of compliance with corporate policies and procedures for the calendar year that ends, based on program maturity goals.

Anti-bribery and anti-corruption

Grupo Aval has designed controls to safeguard that its employees act with integrity in all of their dealings and strictly prohibits bribery and corruption in any form. Anti-bribery and anti-corruption principles are stated in the Corporate Anti-Bribery and Corruption Policy and are summarized below, based on the fundamental principle of zero risk tolerance:

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

We have designed a process of self-assessment and annual certification applicable to all of the subordinates of the group which consists of evaluating both the environment of control and the way in which each subordinate is mitigating the risks identified in antibribery and anti-corruption matters, with a special emphasis on particular issues such as donations, gifts and invitations, sponsorships, and TPI (third parties intermediaries) administration. The policies also apply to acquisitions and joint ventures.

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

With respect to the legal situation of each subsidiary the legal division ensures that the respective contingencies have been provisioned appropriately whenever required. Grupo Aval has assessed the relevant claims filed against it, based on the analysis and criteria of the lawyers in charge.

With regard to copyrights, Grupo Aval and each of its subsidiaries only uses software or licenses that have been legally acquired and only allows officially licensed software to be used on its computers.

Details of the litigation filed against Grupo Aval are disclosed in Note 23 and 27 to our audited consolidated financial statements.

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

For the year ended December 31, 2019 we received approximately U.S.$0.3 million in payments from J.P. Morgan Chase Bank, N.A. as depositary of the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.          Defaults

No matters to report.

B.          Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Material modifications to instruments

Not applicable.

B.          Material modifications to rights

Not applicable.

C.          Withdrawal or substitution of assets

Not applicable.

D.          Change in trustees or paying agents

Not applicable.

E.          Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.          Disclosure controls and procedures

As of December 31, 2019, under the supervision and with the participation of our management, including our President and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a‑15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our President, our Chief Financial Officer, our Chief Risk Management Officer and our Chief of Internal Control, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the guidelines set forth by the COSO 2013.

Based on this assessment, management believes that, as of December 31, 2019, its internal control over financial reporting was effective.

C.          Attestation report of the registered public accounting firm

The effectiveness of the internal control over financial reporting, as of December 31, 2019, has been audited by KPMG, an independent registered public accounting firm. KPMG’s Report of Independent Registered Public Accountant Firm appears on page F‑2.

D.          Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. On January 1, 2019 Grupo Aval adopted IFRS 16 and as a result updated certain internal controls over financial reporting, these controls were defined to ensure the appropriate identification, classification and measurement of leases. We have also defined controls to mitigate the risk of inadequate accounting recognition (initial and subsequent classification and measurement) due to changes in lease conditions.

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

ITEM 16C. Principal accountant fees and services

Amounts billed by KPMG for audit and other services were as follows:

	2019	2018
	(In Ps millions)
Audit fees	30,945	29,671
Audit-related fees	—	—
Tax fees	11	13
All other fees paid	—	—

The aggregate fees billed under the caption audit fees for professional services rendered to Grupo Aval for the audit of its financial statements and for services that are normally provided to Grupo Aval, in connection with statutory or regulatory filings or engagements totaled Ps 30,945 million and Ps 29,671 million for the years 2019 and 2018, respectively.

Additionally, other fees paid, which include other consultancy fees different from audit and audit-related fees, totaled Ps 11 million and Ps 13 million for the years ended 2019 and 2018, respectively.

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

The following table presents purchases of our preferred shares by the company and “affiliated purchasers” (as that term is defined in Rule 10b‑18(a)(3) under the Securities Exchange Act of 1934, as amended):

				Maximum Number (or
			Total Number of Shares	Approximate Dollar Value) of
			Purchased as Part of	Shares that May Yet be
	Total Number of Shares	Average Price Paid per	Publicly Announced Plans	Purchased Under the Plans or
Period	Purchased	Share	or Programs	Programs
January, 2019	615,278	1,022	3,012,420	96,987,580
February, 2019	77,171	1,102	3,089,591	96,910,409
March, 2019	446,913	1,201	3,536,504	96,463,496
April, 2019	28,000	1,255	3,564,504	96,435,496
May, 2019	535,438	1,190	4,099,942	95,900,058
June, 2019	—	—	4,099,942	95,900,058
July, 2019	—	—	4,099,942	95,900,058
August, 2019	—	—	4,099,942	95,900,058
September, 2019	—	—	4,099,942	95,900,058
October, 2019	—	—	4,099,942	95,900,058
November, 2019	—	—	4,099,942	95,900,058
December, 2019	—	—	—	—

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

Internal audit function

NYSE rules for U.S. companies require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Grupo Aval maintains an internal auditor, and a Chief of Internal Control to coordinate this function at the corporate level.

ITEM 16H. Mine safety disclosure

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see page F‑1.

ITEM 19. Exhibits

1.1	English translation of By-laws of Grupo Aval.

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

2.3	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

8.1	Subsidiaries of the registrant.

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Grupo Aval.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019, 2018 and 2017
Report of independent registered public accounting firm	F-2
Consolidated statements of financial position as of December 31, 2019 and 2018	F-6
Consolidated statements of income for the years ended as of December 31, 2019, 2018 and 2017	F-8
Consolidated statements of comprehensive income for the years ended as of December 31, 2019, 2018 and 2017	F-9
Consolidated statements of changes in equity for the years ended December 31, 2019, 2018 and 2017	F-10
Consolidated statements of cash flow for the years ended December 31, 2019, 2018 and 2017	F-11
Notes to the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-13

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grupo Aval Acciones y Valores S.A and subsidiaries.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aval Acciones y Valores S.A. and subsidiaries (Grupo Aval) as of December 31, 2019 and 2018, the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). We also have audited Grupo Aval’s internal control over financial reporting as of December 31, 2019, based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board.  Also in our opinion, Grupo Aval maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

Change in Accounting Principle

As discussed in Note 2.4 to the consolidated financial statements, Grupo Aval changed its method of accounting for financial instruments and for revenue from contracts with customers in 2018 due to the adoption of IFRS 9 “Financial instruments” and IFRS 15 “Revenue from contracts with customers”.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(i)	Assessment of the loss allowance on the loan portfolio

As discussed in Notes 2, 5, 4 and 11 to the consolidated financial statements, Grupo Aval’s loss allowance for its loan portfolio was Ps.8,185,797 million as of December 31, 2019. The Group measures the loss allowance for its loan portfolio at an amount equal to lifetime Expected Credit Losses (ECL), except for those loans that have not experienced a Significant Increase in Credit Risk (SICR) since their initial recognition for which Grupo Aval calculates a twelve month ECL. The loss allowance for the loan portfolio reflects a probability weighted outcome that considers multiple economic scenarios based on forecasts of future economic conditions and is determined as a function of Grupo Aval’s assessment of the Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) associated with each loan.  Grupo Aval uses complex models which incorporate inputs and assumptions that require significant judgment to estimate the loss allowance for loans.

We identified the assessment of the loss allowance on the loan portfolio as a critical audit matter.  There is a high degree of measurement uncertainty associated with the loss allowance for loans as a result of the judgments required relating to the inputs, assumptions and models involved. Assessing the loss allowance required significant auditor attention and complex auditor judgment, the involvement of credit risk professionals, as well as knowledge and experience in the industry.

The primary procedures we performed to address this critical audit matter included the following:

-

We tested certain internal controls over Grupo Aval’s process for calculating the loss allowance for loans, including, amongst others, controls over (i) the models and assumptions used, (ii) the economic forecasting, (iii) the completeness and accuracy of data, and (iv) the review of the overall allowance for impairment losses, including the application of judgment applied by Grupo Aval’s credit expert.

-

We involved credit risk professionals with specialized skills and industry knowledge and experience who assisted in: (i) evaluating the models and key inputs used in determining PD, LGD and EAD parameters; (ii) evaluating the forecasts of macroeconomic variables and the probability weighting of scenarios, (iii) assessing the qualitative adjustments applied to the loss allowance for loans, (iv) for a sample of individually significant loans, recalculating the impairment and analyzing the values of the guarantees; and (v) for a sample of individually significant loans, review of the appropriate credit risk rating assigned by Grupo Aval.

(ii)	Assessment of the revenue recognized from concession agreements in the construction phase and the fair value of financial assets related to concession agreements.

As discussed in Notes 2.20, 5 and 16 to the consolidated financial statements Grupo Aval is party to concession agreements with the government for the construction and subsequent maintenance of infrastructure, for a given period of time. In exchange Grupo Aval is entitled to receive direct payments from the government and / or fees charged to the end users of the infrastructure. During the construction phase Grupo Aval recognizes revenue and a financial asset for payments that are unconditionally guaranteed, and / or an intangible asset  for payments which are linked to the use of the infrastructure. Performance obligations related to the construction services are satisfied over time and the amount of revenue recognized is dependent on the stage of completion of the construction services and the fair value of the asset being recognized. Grupo Aval has designated some of the financial assets related to concession agreements to be measured at fair value through profit or loss subsequent to initial recognition. As of December 31, 2019, Grupo Aval has Ps. 2,706,030 million of financial assets arising from concession contracts which are measured at fair value and classified as level 3 and Ps. 4,375,677 million of intangible assets derived from concession contracts in the construction phase.

We identified the assessment of the revenue recognized from concession agreements in the construction phase and the fair value of financial assets related to concession agreements as a critical audit matter because it involved significant auditor judgment and audit effort, including the involvement of valuation professionals with specialized skills and industry knowledge. For contracts in the construction phase, auditor judgment was required to assess the estimated costs to completion and to evaluate the models developed by Grupo Aval to estimate the fair value at recognition of the financial and intangible assets as well as the significant unobservable inputs and assumptions to these models. For financial assets related to concession agreements subsequently measured at fair value through profit or loss, auditor judgment was required to evaluate the models developed by Grupo Aval to estimate their fair value as well as the significant unobservable inputs and assumptions to these models. The significant unobservable inputs and assumptions to the models include the weighted average cost of capital (WACC), the future inflation rates and the projected income from the use of the infrastructure.

The primary procedures we performed to address this critical audit matter included the following:

-

We tested certain internal controls over Grupo Aval’s process to determine the fair value of financial assets arising from concession contracts and the revenue to be recognized from contracts in the construction phase. This included controls related to: (i) the approval and validation of the fair value models used; (ii) the review of the inputs and assumptions used; (iii) the review of the estimation of costs to completion; and (iv) the review and approval of the fair value of the assets and the amount of revenue to be recognized.

-

We involved valuation professionals with specialized skills and industry knowledge who assisted in (i) assessing whether the internally developed models are consistent with valuation practices generally used for that purpose and IFRS; (ii) comparing the WACC to a range determined using market-verified macroeconomic assumptions; (iii) evaluating the future inflation rates by comparing to available market data; (iv) assessing estimated costs to completion including the assumptions used; and (v) evaluating the projected income from the use of the infrastructure by comparing to internal and external data, where available; and (vi) evaluating Grupo Aval ´s ability to accurately forecast inflation and construction costs, by comparing a sample of previously estimated values to the actual values realized.

We have served as Grupo Aval’s auditor since 1985

/s/ KPMG S.A.S.

KPMG S.A.S

Bogotá, Colombia

April 24, 2020

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

		December 31,		December 31,
	Notes	2019		2018
Assets
Cash and cash equivalents	6, 7	Ps.	30,117,236	Ps.	28,401,283

Trading assets	6, 8		9,113,668		7,204,312
Investment securities	6, 9		26,000,311		23,030,159
Hedging derivative assets	6, 10		166,598		30,138

Loans:	4.1, 6, 11
Commercial			101,655,660		102,408,977
Consumer			59,840,451		55,455,064
Mortgages			20,221,683		18,592,103
Microcredit			410,320		425,697
			182,128,114		176,881,841
Loss allowance	4.1.5		(8,185,797)		(8,196,187)
Total loans, net			173,942,317		168,685,654

Other accounts receivable, net	6, 12		11,702,301		9,300,643
Non-current assets held for sale	13		206,193		186,714
Investments in associates and joint ventures	14		987,962		982,743

Tangible assets:	15
Property, plant and equipment for own-use and given in operating lease, net			5,791,430		5,667,953
Right-of-use assets (1)			2,125,558		—
Investment properties			928,566		836,324
Biological assets			104,857		84,206
			8,950,411		6,588,483
Intangibles
Concession arrangement rights	16		7,521,488		5,514,481
Goodwill	17		7,348,587		7,318,594
Other intangible assets	18		1,206,491		1,033,884
			16,076,566		13,866,959

Income tax assets:	19
Current			895,208		593,837
Deferred			246,598		341,338
			1,141,806		935,175

Other assets			427,220		462,890
Total assets		Ps.	278,832,589	Ps.	259,675,153

(1)	See note 2.(2.4 (A)) Changes in accounting policies.

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

At December 31, 2019 and 2018

(Amounts expressed in millions of Colombian pesos)

		December 31,		December 31,
	Notes	2019		2018
Liabilities and equity
Liabilities

Trading liabilities	6, 8	Ps.	962,438	Ps.	811,305
Hedging derivative liabilities	10		94,298		195,539

Customer deposits:	20
Checking accounts			42,449,702		39,702,878
Savings accounts			59,352,760		57,221,439
Time deposits			73,225,189		66,853,012
Other			463,770		582,122
			175,491,421		164,359,451

Financial obligations:	21
Interbank borrowings and overnight funds			9,240,479		6,814,078
Borrowings from banks and others (1)			19,803,344		20,610,766
Bonds issued			21,918,268		20,140,350
Borrowings from development entities			3,882,485		3,646,796
			54,844,576		51,211,990

Provisions:	23
Legal related			194,680		125,929
Other			673,962		569,359
			868,642		695,288

Income tax liabilities:	19
Current			387,274		413,456
Deferred			2,871,309		2,160,942
			3,258,583		2,574,398
Employee benefits	22		1,234,980		1,264,881
Other liabilities	24		8,729,382		9,007,953
Total liabilities			245,484,320		230,120,805

Equity
Owners of the parent:	25
Subscribed and paid-in capital			22,281		22,281
Additional paid-in capital			8,445,766		8,472,336
Retained earnings			10,289,073		8,598,319
Other comprehensive income			1,093,447		696,773
Equity attributable to owners of the parent			19,850,567		17,789,709
Non-controlling interests	26		13,497,702		11,764,639
Total equity			33,348,269		29,554,348
Total liabilities and equity		Ps.	278,832,589	Ps.	259,675,153

(1) See note 2.(2.4 (A)) Changes in accounting policies.

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Income

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	For the years ended
		December 31,		December 31,		December 31,
	Notes	2019		2018		2017
Interest income calculated using the effective interest method
Loan portfolio	11	Ps.	18,491,167	Ps.	17,390,615	Ps.	17,899,967
Investments in debt securities			1,061,568		966,021		841,866
Total interest income			19,552,735		18,356,636		18,741,833

Interest expense
Deposits
Checking accounts			(413,939)		(350,173)		(309,333)
Savings accounts			(1,503,277)		(1,497,038)		(1,978,986)
Time deposits			(3,595,611)		(3,296,508)		(3,560,478)
			(5,512,827)		(5,143,719)		(5,848,797)
Financial obligations
Interbank borrowings and overnight funds			(380,858)		(266,064)		(287,361)
Borrowings from banks and others (1)			(1,014,304)		(769,184)		(770,015)
Bonds issued			(1,220,437)		(1,162,699)		(1,162,203)
Borrowing from development entities			(138,791)		(143,175)		(159,323)
			(2,754,390)		(2,341,122)		(2,378,902)
Net interest income			11,285,518		10,871,795		10,514,134

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable			(4,193,980)		(4,149,972)		(4,119,334)
Other financial assets			60,015		32,506		(142)
Recovery of charged-off financial assets			378,862		320,121		264,582
Net impairment loss on financial assets			(3,755,103)		(3,797,345)		(3,854,894)
Net interest income, after impairment losses			7,530,415		7,074,450		6,659,240

Income from commissions and fees			6,083,343		5,453,382		5,202,125
Expenses from commissions and fees			(627,999)		(613,763)		(623,114)
Net income from commissions and fees	28		5,455,344		4,839,619		4,579,011

Income from sales of goods and services			9,156,588		8,126,014		5,792,850
Costs and expenses of sales goods and services			(6,781,777)		(5,482,102)		(5,035,827)
Gross profit from sales of goods and services	28		2,374,811		2,643,912		757,023

Net trading income	29		761,911		582,709		561,362
Net income from other financial instruments mandatorily at fair value through profit or loss	16		217,616		205,803		209,937
Other income	30		1,282,963		1,358,681		1,151,745
Other expenses	30		(10,171,349)		(9,371,033)		(9,003,091)

Net income before tax expense			7,451,711		7,334,141		4,915,227
Income tax expense	19		(2,086,257)		(2,149,590)		(1,752,794)
Net income for the year		Ps.	5,365,454	Ps.	5,184,551	Ps.	3,162,433

Net income for the year attributable to:
Owners of the parent	25		3,034,409		2,912,694		1,962,414
Non-controlling interests	26		2,331,045		2,271,857		1,200,019
		Ps.	5,365,454	Ps.	5,184,551	Ps.	3,162,433

Net income per share basic and diluted (in Colombian pesos, see note 25)			136.188		130.725		88.076

(1)	See note 2.(2.4 (A)) Changes in accounting policies

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Other Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

		December 31,		December 31,		December 31,
	Notes	2019		2018		2017
Net income for the year		Ps.	5,365,454	Ps.	5,184,551	Ps.	3,162,433
Other comprehensive income
Items that will be reclassified to profit or loss
Net gain (loss) on hedges of net investments in foreign operations:	10, 25
Foreign currency translation differences from hedged foreign operations			95,329		1,124,732		(47,197)
Hedging derivative instrument			(50,318)		(547,310)		16,832
Hedging non-derivative instrument			(47,942)		(576,881)		30,568
Cash flow hedges	10, 25		13,469		(19,789)		(2,340)
Foreign currency translation differences from unhedged foreign operations	25		128,135		(299,804)		(91,497)
Unrealized gains (losses) on securities at FVOCI (2017: available for sale securities)
Debt financial instruments	9, 25		426,300		(107,084)		284,480
Equity financial instruments			—		—		57,245
Investments in associates and joint ventures	14, 25		(9,061)		22,400		1,128
Income (expenses) tax	19, 25		(40,038)		323,138		(97,698)
			515,874		(80,598)		151,521

Items that will not be reclassified to profit or loss
Effect of transfer investment properties for own use	25		5,288		—		—
Unrealized gains (losses) on equity securities at FVOCI	9.4, 25		237,781		(134,084)		—
Actuarial (losses) gains from defined benefit pension plans	22, 25		(61,222)		18,013		(100,232)
Income (expenses) tax	19, 25		4,009		(13,082)		24,081
			185,856		(129,153)		(76,151)

Total other comprehensive income		Ps.	701,730	Ps.	(209,751)	Ps.	75,370
Total comprehensive income, net of taxes		Ps.	6,067,184	Ps.	4,974,800	Ps.	3,237,803

Total comprehensive income for the year attributable to:
Owners of the parent			3,431,083		2,776,768		1,999,663
Non-controlling interests			2,636,101		2,198,032		1,238,140
		Ps.	6,067,184	Ps.	4,974,800	Ps.	3,237,803

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

									Equity
	Subscribed		Additional		Appropriated		Other		attributable to		Non-
	and paid-in		paid – in		retained		comprehensive		owners of the		controlling
	capital		capital		earnings		income (OCI)		parent		interest (NCI)		Total equity
Balance at December 31, 2016	Ps.	22,281	Ps.	8,307,527	Ps.	6,522,128	Ps.	749,617	Ps.	15,601,553	Ps.	9,057,669	Ps.	24,659,222
Acquisition of non-controlling interest		—		(4,096)		—		—		(4,096)		—		(4,096)
Dividends declared		—		—		(1,310,124)		—		(1,310,124)		(711,578)		(2,021,702)
Other comprehensive income		—		—		—		37,249		37,249		38,121		75,370
Net income		—		—		1,962,414		—		1,962,414		1,200,019		3,162,433
Balance at December 31, 2017	Ps.	22,281	Ps.	8,303,431	Ps.	7,174,418	Ps.	786,866	Ps.	16,286,996	Ps.	9,584,231	Ps.	25,871,227
Change in accounting policies on January 1, 2018		—		—		(419,304)		45,833		(373,471)		(19,647)		(393,118)
Balance at January 1, 2018	Ps.	22,281	Ps.	8,303,431	Ps.	6,755,114	Ps.	832,699	Ps.	15,913,525	Ps.	9,564,584	Ps.	25,478,109
Issuance of shares		—		—		—		—		—		988,072		988,072
Dilution		—		181,579		—		—		181,579		(181,579)		—
Dividends declared		—		—		(1,069,489)		—		(1,069,489)		(749,987)		(1,819,476)
Acquisition of NCI without a change in control		—		(12,674)		—		—		(12,674)		(54,483)		(67,157)
Other comprehensive income		—		—		—		(135,926)		(135,926)		(73,825)		(209,751)
Net income		—		—		2,912,694		—		2,912,694		2,271,857		5,184,551
	Ps.	22,281	Ps.	8,472,336	Ps.	8,598,319	Ps.	696,773	Ps.	17,789,709	Ps.	11,764,639	Ps.	29,554,348
Change in accounting policies on January 1, 2019 (1)		—		—		(5,101)		—		(5,101)		(21,881)		(26,982)
Balance at January 1, 2019	Ps.	22,281	Ps.	8,472,336	Ps.	8,593,218	Ps.	696,773	Ps.	17,784,608	Ps.	11,742,758	Ps.	29,527,366
Dividends declared		—		—		(1,336,861)		—		(1,336,861)		(830,160)		(2,167,021)
Acquisition of NCI without a change in control (2)		—		(26,570)		—		—		(26,570)		(40,527)		(67,097)
Realized gain or loss on equity instruments		—		—		12,651		—		12,651		11,222		23,873
Withholding Tax over dividends		—		—		(14,344)		—		(14,344)		(21,692)		(36,036)
Other comprehensive income		—		—		—		396,674		396,674		305,056		701,730
Net income		—		—		3,034,409		—		3,034,409		2,331,045		5,365,454
Balance at December 31, 2019	Ps.	22,281	Ps.	8,445,766	Ps.	10,289,073	Ps.	1,093,447	Ps.	19,850,567	Ps.	13,497,702	Ps.	33,348,269

(1)	See note 2.4 “Changes in accounting policies”.
(2)	See note 25.4.

The accompanying notes are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

		December 31,		December 31,		December 31,
	Notes	2019 (1)		2018		2017
Cash flows from operating activities:
Net income before tax expense		Ps.	7,451,711	Ps.	7,334,141	Ps.	4,915,227

Reconciliation of net income before taxes and net cash provided by operating activities:
Depreciation of tangible assets and right-of-use assets	15, 28, 30		839,105		478,606		463,892
Amortization of intangible assets			459,576		478,568		437,822
Impairment losses on loans and other accounts receivable	4, 28		4,237,381		4,171,801		4,141,573
Net interest income			(11,285,518)		(10,871,795)		(10,514,134)
Accrued dividends	30		(84,686)		(71,487)		(50,439)
Impairment of investments in associates and joint ventures	14		225		111,783		140,691
Gains on sales of non-current assets held for sale	30		(18,989)		(14,862)		(6,611)
Gains on sale of property plant and equipment for own-use	15		(24,249)		(347,510)		—
Valuations and interest from concession agreements			(3,960,250)		(3,181,620)		(209,936)
Net (gains) losses on investment securities measured at FVOCI (2017: available for sale securities)			(52,908)		12,284		(51,712)
Writedown in concessions			5		1,136		2,875
Impairment loss on tangible assets			1,513		5,701		4,832
Foreign exchange losses (gains)			109,533		258,353		(98,977)
Share of undistributed profit of equity accounted investees, net of tax	14		(229,626)		(197,715)		(171,964)
Fair value adjustments of:
Derivative financial instruments	29		(142,075)		(427,208)		(164,920)
Non-current assets held for sale	13		(2,296)		25,136		37,818
Investment property	15		(19,597)		(39,415)		(46,675)
Biological assets	15		(18,914)		(20,606)		(13,503)

Changes in operating assets and liabilities:
Trading assets			(584,598)		709,398		2,316,539
Other accounts receivable			(374,435)		(630,394)		(804,970)
Derivative financial instruments			(154,614)		219,406		49,586
Other assets			(242,127)		13,710		177,648
Other liabilities and provisions			143,127		2,757,733		283,036
Employee benefits			(93,993)		42,617		46,514
Loans and receivables			(8,740,036)		(8,245,223)		(14,511,561)
Customer deposits			10,409,443		3,965,382		11,460,395
Interbank borrowings and overnight funds			2,358,074		1,712,600		(1,461,985)
Borrowings from development entities			9,115		(680)		(2,229)
Borrowings from banks and others			(3,197,960)		1,482,124		514,474
Interest received			18,507,769		17,602,454		18,124,814
Interest paid			(7,860,077)		(7,135,811)		(8,326,553)
Interest paid on leases			(194,589)		—		—
Income tax paid			(1,610,046)		(1,467,045)		(1,474,250)
Wealth tax and equity tax payments			—		—		(99,001)
Net cash provided by operating activities		Ps.	5,634,994	Ps.	8,731,562	Ps.	5,108,316

(1) See note (2.4 (A)), Changes in accounting policies.

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

		December 31,		December 31,		December 31,
	Notes	2019 (1)		2018		2017
Cash flows from investing activities:
Acquisition of property plant and equipment	15	Ps.	(679,016)	Ps.	(548,984)	Ps.	(473,752)
Acquisition of investment property	15		(2,371)		(54,405)		(75,817)
Additions of biological assets	15		(20,559)		(20,900)		(24,409)
Additions of concession arrangement rights			(651,355)		(465,273)		(610,909)
Additions of other intangible assets			(377,471)		(389,151)		(268,757)
Acquisition of FVOCI (2017 – available-for sale-financial-assets)			(25,378,675)		(16,380,948)		(14,908,266)
Proceeds from sales of FVOCI (2017 – available-for sale-financial-assets)			23,439,811		14,435,809		12,676,512
Proceeds from sales of property and equipment			77,070		56,346		69,793
Proceeds from sales of investment properties			57,027		80,854		28,431
Proceeds from sales of biological assets			41,114		32,239		19,775
Proceeds from sales of non-current assets held for sale			154,569		66,657		85,395
Purchases of financial assets at amortized cost (2017 held-to-maturity)			(3,678,335)		(3,887,773)		(3,704,730)
Redemptions of financial assets at amortized cost (2017 held-to-maturity)			3,642,470		3,810,438		3,365,150
Dividends received from investments			307,566		206,549		171,423
Acquisition of investments in associates and joint ventures	14		(2,789)		—		—
Proceeds from sales of investments in associates and joint ventures			6,060		—		—
Capitalized leasing cost			1,357		—		—
Business combination, net of cash			—		—		40,093
Effect of loss of control of subsidiaries			—		11,238		—
Net cash (used in) provided by investing activities		Ps.	(3,063,527)	Ps.	(3,047,304)	Ps.	(3,610,068)

Cash flows from financing activities:
Dividends paid to shareholders	21		(1,266,920)		(1,128,535)		(1,307,525)
Dividends paid to non-controlling interest	21, 26		(804,302)		(745,932)		(768,769)
Issuance of debt securities	21		3,148,887		1,095,892		4,548,108
Payment of outstanding debt securities	21		(1,544,225)		(1,139,897)		(3,913,694)
Leases	21		(362,334)		—		—
Issuance of common shares	21		—		988,072		—
Acquisition of NCI without a change in control	21		(67,097)		(67,157)		(4,096)
Net cash used in financing activities			(895,991)		(997,557)		(1,445,976)
Effect of foreign currency changes on cash and cash equivalents			40,477		1,377,744		91,562
Increase (decrease) in cash and cash equivalents			1,715,953		6,064,445		143,834
Cash and cash equivalents at beginning of year	7	Ps.	28,401,283	Ps.	22,336,838	Ps.	22,193,004
Cash and cash equivalents at end of year	7	Ps.	30,117,236	Ps.	28,401,283	Ps.	22,336,838

(1) See note (2.4 (A)), Changes in accounting policies.

The accompanying notes and appendices are an integral part of the consolidated financial statements

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

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

The duration of Grupo Aval set forth under the bylaws is until May 24, 2044, but the Company may be dissolved before such term expires, or it may be extended by free decision of Grupo Aval shareholders meeting.

When preparing its consolidated financial statements, Grupo Aval Acciones y Valores S.A., directly consolidates the following entities:

Banco de Bogotá S.A.

Banco de Bogotá S.A., in which Grupo Aval holds 68.74% of the voting rights and 68.74% of the ownership interest as of December 31, 2019, was established as a bank on November 15, 1870. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Bogotá is to participate and perform all operations and contracts legally authorized to commercial banking, subject to the limitations and requirements set forth under Colombian laws and regulations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following table presents details of Banco de Bogotá’s most significant subsidiaries which are indirectly consolidated by Grupo Aval as of December 31, 2019:

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

Banco de Occidente S.A.

Banco de Occidente S.A., in which Grupo Aval holds 72.27% of the voting rights and 72.27% of the ownership interest  as of December 31, 2019, was established as a banking entity on September 8, 1964. It was authorized to operate under the terms of the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. The commercial purpose of Banco de Occidente is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco de Occidente’s most significant subsidiaries, which are indirectly consolidated by Grupo Aval, as of December 31, 2019:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Banco de Occidente (Panamá). S.A.	Commercial banking services.	Panamá, Republic of Panamá	95.00%	68.66%
Fiduciaria de Occidente S.A.	Management of trust funds.	Bogotá, Colombia	99.99%	70.78%
Occidental Bank Barbados Ltd.	Commercial banking services.	Barbados	100%	72.27%

Banco Popular S. A.

Banco Popular S. A., in which Grupo Aval holds 93.74% of the voting rights and 93.74% of the ownership interest as of December 31, 2019, was established as a banking entity on July 5, 1950. It was authorized to operate under the terms of

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

the renewal resolution No. 3140 dated September 24, 1993 issued by the Superintendency of Finance. Its commercial purpose is to participate in and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements set forth under Colombian laws and regulations.

The following table presents the details of Banco Popular’s most significant subsidiaries which are indirectly consolidated by Grupo Aval, as of December 31, 2019:

				Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Alpopular S.A.	Conservation and custody of documents; transportation of products at national and international levels.	Bogotá, Colombia	71.10%	66.65%
Fiduciaria Popular S.A.	Management of trust funds.	Bogotá, Colombia	94.85%	88.91%

Banco Comercial AV Villas S. A.

Banco Comercial AV Villas S. A., in which Grupo Aval holds 80.39% of the voting rights and 79.87% of the ownership interest as of December 31, 2019, was incorporated as a banking entity on November 24, 1972. It was authorized to operate under the terms of the renewal resolution No. 3352 dated August 21, 1992 issued by the Superintendency of Finance. The commercial purpose of Banco AV Villas is to participate and perform all operations and contracts legally authorized to commercial banks, subject to the limitations and requirements imposed by Colombian laws and regulations.

The following table presents the details of Banco AV Villas’ most significant subsidiary which is indirectly consolidated by Grupo Aval, as of December 31, 2019:

Total
			Total voting	ownership
			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
A Toda Hora S.A. ATH	ATM network services and maintenance and software development	Bogotá, Colombia	100%	78.90%

Corporación Financiera Colombiana S.A. – Corficolombiana S.A.

Corficolombiana S.A., in which Grupo Aval and its subsidiaries own 53.45% of the aggregate voting rights and Grupo Aval has 38.63% of the ownership interest as of December 31, 2019 is a merchant bank authorized to operate by the Superintendency of Finance by the resolution of October 18, 1961. Corficolombiana´s core business is the active management of an equity portfolio through controlling and non-controlling investments in key strategic sectors that including infrastructure, energy and gas, agribussines and hotels.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following table presents the details of Corficolombiana´s most significant subsidiaries which are indirectly consolidated by Grupo Aval, at December 31, 2019:

				Total
			Total voting	ownership
Main Indirect Subsidiaries			rights held by	interest held
Subsidiary	Core business	Location	Grupo Aval	by Grupo Aval
Promigas S.A. E.S.P.	Transportation and distribution of natural gas.	Barranquilla, Colombia	50.88%	19.65%
Estudios y Proyectos del Sol S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	38.63%
Colombiana de Licitaciones y Concesiones S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	38.63%
Proyectos y Desarrollos Viales del Pacífico S.A.S.	Infrastructure projects.	Bogotá, Colombia	100%	38.63%
CFC Gas Holding S.A.S.	Investment Company	Bogotá, Colombia	100%	38.63%
Concesionaria Vial Del Pacifico S.A.S.	Infrastructure projects.	Sabaneta Antioquia	89.90%	34.73%

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

Grupo Aval International Limited

Grupo Aval International Limited, was a wholly owned subsidiary of Grupo Aval in Cayman Islands, originally established on October 8, 2012, which was merged in December 2019 with Grupo Aval Limited. This transaction did not impact the results reported as of December 31, 2019.

Other relevant events

Leasing Bogotá S.A. Panamá (“Leasing Bogotá”), a wholly owned subsidiary of Banco de Bogotá, entered into an agreement on October 31, 2019 to acquire 99.1% of the share capital of Multi Financial Group, Inc. (“MFG”), the holding company for Multibank Panama for an estimated cash purchase price of U.S.$728.0 million. The agreement provides for the possibility that shareholders of the remaining 0.9% of MFG’s share capital, adhere to the transaction prior to the closing date.

The transaction is expected to close in the second quarter of 2020 after the required regulatory approval process is completed.

Legal and regulatory restrictions

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

•

The Subsidiaries operating in the financial sector may not grant loans to other companies of Grupo Aval that exceed 10% of their regulatory capital if the loan is unsecured or 25% if it is granted with an acceptable security or third party guarantee, as per Superintendency of Finance rules. There is an exception to this rule that extends the maximum quota up to 25% (without guarantee) when it comes to loans to 4G infrastructure projects. These same limits apply to companies which are not part of Grupo Aval.

•

Pursuant to article 2.1.2.1.8 of Decree 2555 of 2010, banks in Colombia have a lending limit of 30% of their regulatory capital with respect to loans granted to financial entities. These same limits apply all financial entities.

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

The consolidated financial statements were authorized for issuance by the Audit Committee on April 24, 2020.

The following are the main accounting policies applied in preparing the consolidated financial statements of Grupo Aval as of December 31, 2019, 2018 and 2017

2.1            Basis of preparation

a)Presentation of Consolidated Financial Statements

The consolidated financial statements are prepared as follows:

•

The consolidated statement of financial position presents the company´s assets and liabilities based on liquidity since it provides reliable and more relevant information than separate current and non-current classifications.

•

The consolidated statements of income and other comprehensive income are presented separately. The Consolidated Statement of Income is presented according to their function of expense, as this method provides reliable and more relevant information.

•

The consolidated statement of cash flows is presented using the indirect method. Accordingly, net cash flows from operating activities are determined by reconciling net income before tax expense, with the

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

effects of non-cash items, net changes in assets and liabilities from operating activities, and for any other effects that are not classified as investing or financing activities. Revenue and expenses due to interest received and paid are part of operating activities.

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

The financial statements of Grupo Aval´s subsidiaries are included in the consolidated financial statements since the date on which Grupo Aval acquires control or following control until the date on which control is lost.

During the consolidation process, Grupo Aval combines the assets, liabilities and profits or losses of those entities under control, previously aligning the accounting policies in all the subsidiaries. Such process includes eliminating intra-group balances and transactions and any unrealized and realized income and expense (except for foreign currency translation gains or losses and those taxes which are not subject to elimination) arising from intra-group transactions. Unrealized and realized losses are eliminated in the same way as unrealized and realized gains but only to the extent that there is no evidence of impairment. Non-controlling interests are presented in the equity of the consolidated statement of financial position of Grupo Aval separately from the equity attributable to owners of the parent company.

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

c)Investments in associates

Associates are companies in which Grupo Aval has significant influence but not control and are accounted for under the equity method. They are presented in the statement of financial position as “Investments in associates and joint ventures” (additionally see Note 2.1 “d Joint arrangements”). Grupo Aval exercises significant influence over another entity if it owns, directly or indirectly, 20% or more of the voting power of the investee, unless it is clearly evidenced that such influence does not exist. Under the equity method, investments in associates are initially recognized at cost and subsequently adjusted by Grupo Aval´s share in the associate’s income and other comprehensive income with credit or charge to Grupo Aval’s profit or loss account and other comprehensive income, respectively of the net income, and other comprehensive income of the investee.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Dividends received from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Where Grupo Aval´s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, Grupo Aval does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between Grupo Aval and its associates are eliminated to the extent of Grupo Aval’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by Grupo Aval.

The carrying amount of associates are tested for impairment.

d)Joint arrangements

A joint arrangement is one in which two or more parties have joint control of the arrangement. Joint arrangements are divided into joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement, the joint operations in which the parties having joint control of the agreement have rights to the assets and obligations with respect to the liabilities relating to the agreement. The joint ventures, wherein the parties having joint control, are entitled to the net assets of the agreement.

Grupo Aval recognizes joint operations in the consolidated financial statements based on their proportional and contractual participation in each of the assets, liabilities and profit or loss of the contract or entity wherein the agreement is held. Grupo Aval recognizes joint ventures through the equity method, in the same manner as investments in associates.

2.2            Functional and presentation currency

Considering that the majority of the Group´s business activities as well as the generation and use of cash of Grupo Aval is in Colombian pesos, the Colombian peso is the currency that most accurately represents the economic environment of Grupo Aval’s operations, both for the consolidated financial statements and for the parent company. Foreign subsidiaries have functional currencies different from the Colombian peso, which are translated to Colombian pesos for presentation purposes.

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

As of December 31, 2019 and 2018, the representative market rates as computed and certified by the Superintendency of Finance (for the U.S. $ which is the most representative foreign currency for Grupo Aval´s transactions) were Ps. 3,277.14 and Ps. 3,249.75 per U.S. $1, respectively.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

2.4            Changes in accounting policies

A . IFRS 16 “Leases”

Grupo Aval has adopted IFRS 16 using the modified retrospective approach with the cumulative effect of initial application being recognized on January 1, 2019. Grupo Aval has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening Condensed Consolidated Statement of Financial Position on January 1, 2019.

IFRS 16 introduced a single lessee’s accounting model. As a result, Grupo Aval, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains unchanged from previous accounting policies.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,
•	variable lease payments that are based on an index or a rate,
•	amounts expected to be payable by the lessee under residual value guarantees,
•	the exercise price of a purchase option if the lessee is reasonably certain it will exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or Grupo Aval’s incremental borrowing rate.

Right-of-use assets are measured at cost comprised of the following:

•	the amount of the initial measurement of lease liability,
•	any lease payments made at or before the commencement date less any lease incentives received,
•	any initial direct costs, and
•	restoration costs.

Payments associated to short-term leases and leases of low-value assets are recognized on a straight-line basis as a rent expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value leased assets comprise IT-equipment and small items of office furniture.

Extension and termination options are included in a number of property and equipment leases across Grupo Aval. These terms are used to maximize operational flexibility in terms of managing contracts.

Adjustments recognized on adoption of IFRS 16

Upon adoption of IFRS 16, Grupo Aval recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

Some right-of-use assets related with property leases were measured on a retrospective basis as if the new rules had always been applied. Other right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of January, 1, 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Recognition of right-of-use		January 1, 2019
Right of use assets	Ps.	2,217,380
Deferred tax liabilities		(636,017)
Total		1,581,363

Retained earnings	Ps.	(40,272)
Retained earnings related to right-of-use net deferred tax		13,290
Total	Ps.	(26,982)

Net effect	Ps.	1,608,345

Recognition of financial liabilities		January 1, 2019
Financial liabilities - Lease liabilities	Ps.	2,225,545
Provisions for right-of-use dismantling		32,107
Deferred tax assets		(649,307)
Net effect	Ps.	1,608,345

When measuring lease liabilities for leases thar were classified as operating leases, Grupo Aval discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 6.07%

		January 1, 2019
Operating lease commitments at December 31, 2018 as disclosed under IAS 17 in the Group’s consolidated financial statements	Ps.	1,636,550
Discounted using the incremental borrowing rate		869,191
Add/(less): adjustments as a result of a different treatment of extension and termination options		1,275,475
Add/(less): adjustments relating to changes in the index or rate affecting variable payments		125,486
(Less): Recognition exemption for leases of low-value assets		(35,987)
(less): Recognition exemption for leases with less than 12 months of lease term at transition		(8,620)
Lease liabilities recognised at 1 January 2019	Ps.	2,225,545

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics,
•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases,
•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and
•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Grupo Aval has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date Group Aval relied on its assessment made applying IAS 17 and IFRIC 4 for determining whether an arrangement contains a lease.

Impact on changes in accounting policies, as of  January 1, 2018

The following table summarizes the impact, net of taxes, of the adoption of IFRS 15 and IFRS 9 in the statement of financial position as of January 1, 2018.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

			Impact of
	Reference		the adoption

IFRS 15 Revenue from contracts with customers	B	Ps.	391,281
IFRS 9 Financial Instruments	C		(784,399)
Net impact at January 1, 2018		Ps.	(393,118)

B. IFRS 15 “Revenue from contracts with customers”

Grupo Aval has adopted Revenue from Contracts with Customers IFRS 15 using the cumulative effect method, with the effect of initial adoption recognized on January 1, 2018. Accordingly, the information presented for 2017, has not been restated – i.e. it is presented, as previously reported, under – IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 12 “Service Concession Arrangements” and related interpretations. Additionally, the disclosure requirements in IFRS 15 have not generally been applied to comparative information.

The following table summarizes the impact net of taxes, of the adoption of IFRS 15 in the statement of financial position as of January 1, 2018.

	Impact of the adoption of IFRS 15
Operation and construction services (Concessions)	as of January 1, 2018
Commissions related to funding (see note 16)	Ps.	12,744
Contract liability (see note 24)		(531,804)
Financial assets (see note 16)		450,878
Intangible assets (see note 16)		619,949
Deferred tax effect		(181,680)
	Ps.	370,087

Customer loyalty programs
Customer loyalty programs		32,232
Deferred tax effect		(11,038)
	Ps.	21,194
Net impact retained earnings at January 1, 2018	Ps.	391,281

C. IFRS 9 “Financial Instruments”

The following table summarizes the impact, net of tax, of our transition to IFRS 9 on the opening balance of reserves and retained earnings and Other Comprehensive Income (“OCI”) as of January 1, 2018 (for a description of the transition method, see (iv) below).

	Impact of adopting IFRS 9 on opening balance of:
	Reserves and				Total
	retained earnings		OCI		equity
Recognition of changes in measurement due in classification under IFRS 9	Ps.	—	Ps.	71,229	Ps.	71,229
Recognition of expected credit losses under IFRS 9		(1,255,060)		56,198		(1,198,863)
Impact on equity method due to impairment of other accounts receivable from associates		—		(3,691)		(3,691)
Deferred tax effect		366,650		(19,725)		346,926
Impact as of January 1, 2018	Ps.	(888,411)	Ps.	104,011	Ps.	(784,399)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Impairment of financial assets

Loss allowance as of December 31, 2017 under IAS 39	(5,875,018)
Additional impairment recognized as of January 1, 2018 on:
Loans	(1,163,009)
Credit Commitments	(16,217)
Other accounts receivable	(18,907)
Impact on equity method investees due to impairment of other accounts receivable from associates	(3,691)
Debt securities measured at amortized cost	(672)
Other financial assets	(58)
Loss allowance as of January 1, 2018 under IFRS 9	(7,077,572)

•

Recognition of expected credit losses under IFRS 9 for debt financial assets at FVOCI impacts OCI and retained earnings at the same time, therefore the net impact on total equity is zero. The table below shows the impact on retained earnings from impairment:

Impairment loss due to credit risk as of December 31, 2017 under IAS 39	(71,708)
Additional impairment recognized as of January 1, 2018 on:
Debt securities measured at FVOCI	(56,198)
Loss allowance as of January 1, 2018 under IFRS 9	(127,906)

2.5            Financial assets and financial liabilities

i.          Recognition and initial measurement

Grupo Aval initially recognizes loans and advances, deposits, debt securities issued and subordinated liabilities on the date on which they are originated. All other financial instruments (including regular-purchases and sales of financial assets) are recognized on the trade date, which is the date in which Grupo Aval becomes a party to the contractual provisions of the instrument.

A financial asset or financial liability is initially measured at fair value and in addition for instruments measured at amortized cost or FVOCI, transaction costs are added if directly attributable to its acquisition or issuance.

ii.          Classification

Financial assets

On initial recognition, a financial asset is classified as: amortized cost, Fair Value Through Other Comprehensive Income (“FVOCI”) or Fair Value Through Profit or Loss (“FVTPL”).

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

Business model assessment

Grupo Aval makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

•

The established policies and objectives for the portfolio and their actual application. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;

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

Financial assets that are held for trading and which performance is evaluated on a fair value basis are measured at FVTPL because they are neither held to collect contractual cash flows nor held both to collect contractual cash flows and to sell financial assets.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

•	Terms that limit Grupo Aval’s claim to cash flows from specified assets; and
•	Features that modify consideration of the time value of money.

Interest rates on certain commercial and consumer loans originated by Grupo Aval are pegged to standard variable rates (SVRs) generally used in each country where Grupo Aval operates and includes a discretional spread. In Colombia, the SVRs are based on the DTF (the DTF rate is the weighted average interest rate paid by commercial banks, merchant banks and financing companies for certificates of deposit with maturities of 90 days) or the interbank rate (Interés Bancario de Referencia), or “IBR” rates which are calculated weekly by the Central Bank based on information collected from the Colombian financial system, plus a discretionary spread, and in the case of loans in foreign currency Grupo Aval uses Libor interest rates plus a discretionary spread. In these cases, Grupo Aval will assess whether the discretionary feature is consistent with the SPPI criteria by considering a number of factors, including whether:

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

Financial liabilities

Grupo Aval classifies its financial liabilities, other than derivatives, financial guarantees and loan commitments, as measured at amortized cost.

iii.          Reclassifications

Financial assets

Financial assets are not reclassified subsequent to their initial recognition, except in the period after Grupo Aval’s entities changes their business model for managing financial assets.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognized in profit or loss.

Any cumulative gain/loss recognized in OCI in respect of equity investment securities designated as at FVOCI is not recognized in profit or loss on derecognition of such securities, as explained in (2.10). Any interest in transferred financial assets that qualify for derecognition that is created or retained by Group Aval is recognized as a separate asset or liability.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

If the modification of a financial liability measured at amortized cost does not result in derecognition of the financial liability, then Grupo Aval first recalculates the gross carrying amount of the financial liability using the original effective interest rate of the liability and recognizes the resulting adjustment as interest expense through in the Consolidated Statement of Income. For floating-rate financial assets, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs or fees incurred, and fees received as part of the modification adjust the gross carrying amount of the modified financial liability and are amortized over the remaining term of the modified financial liability.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

ix.          Impairment of financial assets

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

Modified Financial Assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced with a new one due to financial difficulties of the borrower, then an assessment is made of whether the financial asset should be derecognized (see (iv)) and ECL are measured as follows:

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

A loan that has been renegotiated due to a deterioration in the borrower’s condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has reduced significantly and there are no other indicators of impairment. In addition, a loan that is overdue for 90 days (for mortgages when overdue for 180 days) or more is considered impaired.

In making an assessment of whether an investment in sovereign debt is credit-impaired, Grupo Aval considers the following factors.

•	The market’s assessment of creditworthiness as reflected in the bond yields.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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
•

Where a financial instrument includes both a drawn and an undrawn component, and Grupo Aval cannot identify the ECL on the loan commitment component separately from those on the drawn component: Grupo Aval presents a combined loss allowance for both components. The combined amount is presented as a deduction from the gross carrying amount of the drawn component. Any excess of the loss allowance over the gross amount of the drawn component is presented as an “other provision”; and

•

Debt instruments measured at FVOCI: no loss allowance is recognized in the statement of financial position because the carrying amount of these assets is their fair value. However, the ECL is disclosed and is recognized as part of the net movement recognized in the fair value reserve OCI.

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

Financial assets that are written off could still be subject to enforcement activities in order to comply with Grupo Aval’s procedures for recovery of amounts due.  The contractual amount outstanding on the financial assets that were written off during the reporting period  are disclosed in note 4.1.5 Amounts arising from ECL; Loss Allowance reconciliation tables.

2.6            Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and other short-term investments with original maturities of three months or less from the date of their acquisition that are subject to an insignificant risk of changes in their fair value and are used by Grupo Aval in the management of its short-term commitments.

2.7            Trading assets and liabilities

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

2.8            Derivatives

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

At the beginning of the hedging transaction, Grupo Aval formally documents the existing relationship between the hedging instrument and the hedged item, including the risk management objective and strategy in undertaking the hedging relationship. It also documents its assessment, both initially as well as on a recurring basis, of whether the hedging relationship is highly effective in offsetting the changes in fair value or cash flows of the hedged items.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

2.9         Loans

‘Loans and receivables’ captions in the statement of financial position include:

•

Loans measured at amortized cost (see 2.5(ii)); they are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost using the effective interest method;

•	Finance lease receivables.

When Grupo Aval purchases a financial asset and simultaneously enters into an agreement to resell the asset (or a substantially similar asset) at a fixed price on a future date (reverse repo or stock borrowing), the arrangement is accounted for as a loan, and the underlying asset is not recognized in Grupo Aval’s financial statements.

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

2.10          Investment securities

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

When a debt security measured at FVOCI is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity and recognized as profit or loss in the Consolidated Statement of Income.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

2.11          Financial liabilities

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

2.12          Financial guarantees

Financial guarantees are those contracts requiring that the issuer carries out specific payments to reimburse the creditor for losses incurred when a specific debtor defaults in its payment obligation, in accordance with the original or modified conditions, of a debt instrument; regardless of its legal form.

Financial guarantees issued or commitments to provide a loan at a below-market interest rate are initially measured at fair value. Subsequently, they are measured as follows:

•

At the higher of the loss allowance determined in accordance with IFRS 9 (see 2.5 (vii)) and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15; and

As the reporting date Grupo Aval has no issued loan commitments that are measured at FVTPL.

For credit risk impairment losses established over financial guarantee contracts under IFRS 9, are recognized as liabilities under “Provisions – other provisions” and recognized in profit or loss, see note 2.5 ix “Impairment of financial assets in the statement of financial position”.

2.13          Non-current assets held for sale

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

2.14          Property, plant and equipment for own use

Property, plant and equipment include the assets, owned or under financial leases held by Grupo Aval for current or future use for more than one period.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

They are recognized in the consolidated statement of financial position at their acquisition or construction cost, less the corresponding accumulated depreciation and, if applicable, the estimated impairment losses resulting from comparing the carrying amount of each asset with its recoverable value.

Depreciation is calculated by applying the straight-line method over the acquisition cost of the assets (except for the bearer plants, which are depreciated based on production units), less any residual value; land is not depreciated.

Depreciation is estimated on a straight-line basis during the estimated useful life of the asset. The annual depreciation rates for each type of assets are:

Asset	Useful Life
Own use buildings	According to appraisals
Equipment, furniture and accessories	From 3 to 10 years
Machinery and equipment	From 5 to 25 years
Computer equipment	From 3 to 12 years
Vehicles	From 5 to 10 years
Bearer plants	From 25 to 35 years

Conservation and maintenance expense is recognized when incurred as “Administrative Expense” (see note 2.21 impairment of non-financial assets).

A bearer plant is a live plant that meets the following requirements:

a)	It is used for the manufacturing or supply of agricultural products;
b)	It is expected to produce for more than one period; and
c)	It has a remote probability of being sold as an agricultural product, except for irregular sales related to thinning and trimming.

Bearer plants that are under the set-up and growing phase are subject to a biological transformation which is reflected through cost accumulation until they reach their maturity level. In the case of the African oil palm, maturity is reached in the second year, while for rubber plants maturity is reached in the seventh year. After reaching their maturity, bearer plants are considered developed and the future economic benefits arise from the sale of the fruit produced during the life of the plant.

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

2.15          Investment properties

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

2.16          Leases

Grupo Aval has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 “Accounting for Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. The details of accounting policies under IAS 17 and IFRIC 4  are disclosed separately.

Policy applicable from January 1, 2019

Lessee accounting

At inception of a contract, Grupo Aval assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

Grupo Aval recognises a right-of-use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove any improvements made.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

Grupo Aval determines its incremental borrowing rate by analysing its borrowings from various external sources and makes certain adjustments to reflect the terms of the lease and type of asset leased.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Grupo Aval presents right-of-use assets in ‘Tangible asstes’ and lease liabilities in ‘Borrowings from banks and others’ in the statement of financial position.

Short-term leases and leases of low-value assets

Grupo Aval has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Grupo Aval recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Lessor accounting

When Grupo Aval acts as a lessor, it determines at lease inception whether the lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not,

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

Policy applicable before January 1, 2019

Leases - Lessor accounting

Leases are classified as a financial or operating lease. A lease is classified as a financial lease when it substantially transfers all the risks and rewards inherent to the property. A lease is classified as operating if it does not substantially transfer all the risks and rewards inherent to the property. Lease contracts classified as financial leases are included in the consolidated statement of financial position as “Loans” and are recognized in the same way as other loans, as explained in note 2.11. Lease contracts classified as operating lease continue to be classified as property, plant and equipment or investment

Leases - Lessee accounting

Up on initial recognition, leases are classified as financial or operating leases, in the same way as described above.

Lease agreements classified as financial leases are included in the consolidated statement of financial position as property, plant and equipment or as investment properties, in accordance with the intention of Grupo Aval in relation to the asset and are initially recognized in assets and in liabilities simultaneously for an amount equal to the lesser of the fair value of the leased asset or the present value of the minimum lease payments. The present value of the minimum lease payments is established by using the implicit interest rate in the lease contract, or if such rate is not determinable, the average interest rate of the bonds placed by Group in the market. Any initial direct cost of the lessee is added to the recognized asset amount.

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

2.17          Biological assets

Biological assets, are measured at fair value less disposal cost, both at the time of initial recognition and at the end of reporting period, except for biological assets for which their fair value cannot be measured reliably; in which case they are measured at cost less accumulated depreciation and impairment loss. Gains and losses arising from the initial and subsequent fair value measurement of the agricultural products are included in the Consolidated Statement of Income. Costs incurred in the agricultural production process are also recognized directly in the Consolidated Statement of Income.

The fair value of biological assets is determined using valuations performed by experienced internal professionals, using discounted cash flow models. The expected cash flows of the crop’s total life are determined by using the market price of the agricultural product currently in effect and the estimated productive life of plants, net of maintenance and harvest costs and of any other costs required for plant maintenance during the production period. The productive life of plants is estimated considering the age, location and type of product. The fair value of the biological assets is dependent on current market prices for each product.

2.18          Business combinations and goodwill

Business combinations are accounted for using the “acquisition method” when control is transferred to the controlling entity. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If non-controlling interests arise during the acquisition of control of the entity, such non-controlling interests are

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

recognized at either fair value or at the proportionate interest in the recognized amount of the identifiable net assets of the acquiree.

Goodwill is measured as the excess of the aggregate of consideration transferred, over the amount of any interest previously acquired and the net of identifiable assets acquired and liabilities assumed at acquisition date. Goodwill acquired in a business combination is assigned to each of the groups of cash-generating units from which benefit are expected as a result of the acquisition. Goodwill is not subsequently amortized; however, it is subject to an annual impairment assessment in relation to the cash-generating unit to which it has been assigned and, from which benefits are expected deriving from the synergies of business combinations. A loss due to impairment recognized on Goodwill cannot be reversed in subsequent periods.

2.19          Other intangibles assets

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

Development expenses which are directly attributable to design and performance tests of software and identifiable, unique and controlled by Grupo Aval are recognized as intangible assets, when the following conditions are met:

•	Technically, it is possible to complete the intangible asset production, so it can be available for use;
•	Management intends to complete the corresponding intangible asset for use;
•	Management has the capacity of using the intangible asset;
•	It is probable that future economic benefits that are attributable to the asset will flow to the entity;
•	There is availability of adequate technical or financial resources or other type, for completion and usage of the intangible asset; and
•	Costs attributable to intangible asset during its development phase can be estimated and measured in a reliable manner.

Costs that are directly attributable and capitalized as part of intangible assets include personnel expense directly related to developing such programs and an adequate percent of overhead expense.

Expenses that do not satisfy these criteria are recognized as incurred expenses. Disbursements over intangible assets are initially recognized as expenses of the period and they are not be subsequently recognized as intangible assets.

Subsequent to their initial recognition, these assets are measured at cost less amortization, which is carried out during their estimated useful lives as follows: amortization is recognized on a straight-line basis, according to the estimated useful lives. At the end period, Grupo Aval analyzes if there is evidence based on each CGU (Cash Generating Unit), both external and internal, indicating that the intangible asset is impaired. Any loss due to subsequent impairment or reversal is recognized in the Consolidated Statement of Income; such impairment is determined by the excess of the carrying amount over the recoverable value.

2.20          Concession arrangements rights

Concession contracts, are those in virtue of which certain subsidiaries of Grupo Aval make a commitment with the Government for the construction or maintenance of infrastructure, for a period of time during which, said entities receive the revenue derived from the contract, either through direct payments from the Government, through tolls or other types of  fees charged to the end users of the project, which, are recognised as financial assets or intangible assets.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

A financial asset is recognized when pursuant to the contractual conditions, the subsidiary is entitled to an unconditional contractual right of receiving cash or other financial assets from the grantor or from the Government, due to construction services or when the Government guarantees minimum income from tolls or fees charged to the users of the concession work during the term of the concession agreement. An intangible asset is recognized when the Grupo Aval subsidiary in the concession contract does not have an unconditional right to receive cash and, on the contrary, its revenue depends of the right it has for the use of the infrastructure under concession. In some cases, contracts can contain both financial and intangible assets.

Concession arrangements are recognized as follows:

(a)

During the construction stage, all estimated income for construction services as well as the costs associated to the construction are recognized in the Consolidated Statement of Income based on the stage of completion of the work performed. In the event that there is an expected loss, this is recognized as an expense inmediately.

(b)	If all or part of the concession agreement is classified as a financial asset, it is recognized in accordance with the accounting policy for financial assets as set out in note 2.5.

(c)

If all or part of the concession contract is classified as an intangible asset, the revenues accumulated as assets during the construction phase of the project, are recorded as intangible assets and are amortised over the term of the arrangement in a manner that reflects the pattern in which the concession asset’s economic benefits are consumed by the entity, from the moment the asset enters into service.

2.21          Impairment of non-financial assets

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

2.22          Employee Benefits

Grupo Aval´s entities provide the following benefits to employees in exchange of services rendered to the Group:

a)	Short-term employee benefits

Pursuant to Colombian labor rules, such benefits are comprised of salaries, premiums, vacations, severance payments and payroll tax contributions to the Colombian Government designated agencies which are paid within 12 months following the end of the reporting period. Such benefits are accumulated on an accrual basis and recognized in profit or loss.

b)	Post-employment benefits (defined benefit plans)

These are benefits that Grupo Aval pays to its employees when they retire or upon completion of their employment period, other than indemnities. These benefits include retirement pensions which are directly assumed by Grupo Aval’s entities, pending severance payments to employees belonging to the labor regime prior to Law 50 1990 and certain extra-legal benefits or benefits agreed in collective labor conventions.

Post-employment benefits liabilities are determined based on the present value of estimated future payments, calculated based on actuarial assessments using the projected unit of credit method, and applying actuarial assumptions about mortality rate, increase of salaries and personnel turnover, and interest rates determined with reference to bond market returns of Colombian Government’ bonds or high-quality business liabilities in effect at the reporting date. Under the projected unit of credit method, future benefits to be paid to employees are assigned to each accounting period in which the employee renders the service. Therefore, the corresponding expense due to these benefits recognized in profit or loss of Grupo Aval includes the present service cost assigned in the actuarial calculation plus the financial cost of calculated liabilities. Changes in liabilities due to changes in actuarial assumptions are recognized in Other Comprehensive Income.

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

Long term benefits are different from employee short-term benefits, post-employment benefits and termination benefits. In accordance with the collective conventions and regulations of each company of Grupo Aval, such benefits are mainly related to seniority bonuses.

Long-term liabilities for employee benefits are determined in the same manner as post-employment benefits described in item (b) above; the only difference is that the changes in the actuarial liability due to changes in the actuarial assumptions are recognized in profit or loss.

d)	Termination benefits

These benefits are payments which most be made by Grupo Aval´s entities derived from their making a unilateral decision of terminating and employee´s labor contract or from and employee´s decision to accept benefits offered by an entity in exchange for terminating the employment contract. Pursuant to Colombian law, such payments correspond to compensation for dismissal or redundancy and other benefits that entities unilaterally decide to grant to their employees under such circumstances.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Termination benefits are recognized as a liability and in profit or loss at the earlier of the following dates:

•	When Grupo Aval formally informs to the employee about its decision of dismissal; or
•	When provisions for restructuring costs are recognized by a subsidiary or business of Grupo Aval.

2.23          Income taxes

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

Deferred taxes are recognized in respect of temporary differences arising between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred taxes are not recognized for: temporary differences on the initial recognition of goodwill; temporary differences on the initial recognition of an asset or liability in a transaction that is not a business combination and that affects neither accounting or taxable profit or loss and temporary differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured using the tax rates that are expected to be applied to the temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred taxes assets are only recognized to the extent it is probable that future taxable income is expected to be available to offset temporary differences.

Deferred tax liabilities arise from taxable temporary differences, except for the deferred tax liabilities on investments in subsidiaries, when the opportunity of reversal of temporary differences is controlled by Grupo Aval and it is not expected to be reversed in the near future. Generally, Grupo Aval has the ability to control the temporary differences of investments in associates.

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

2.24          Non-Income taxes (levies)

Levies are recognized as liabilities when Grupo Aval has accomplished the activities on which taxes must be paid, according to legislation in effect.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

A wealth tax was created by the Colombian Congress in late 2014, which is calculated based on the equity of companies in Colombia, determined under tax rules as of January 1, 2014, for every year from 2015 through 2017 on January 1, and is recognized on an annual basis as a liability when incurred and charged to profit or loss.

2.25          Provisions

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

Provisions are measured at the present value of outflows expected to be necessary to settle the obligation, using a discount rate before taxes, reflecting the assessments of the time value of money of the current market as well as the specific risks of the obligation. The subsequent increase of the provision due to the unwinding of the discount rate is recognized as “financial expense”.

2.26          Non-voting rights of preferred shares

Preferred shares represent partial ownership and do not provide shareholders with any of the voting rights of common shares. Grupo Aval has classified as an equity instrument all the non-voting preferred shares. See note 25 controlling interest equity.

2.27          Revenues

• Net interest income

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

For information on when financial assets are credit-impaired, see note 2(2.5) (ix).

(iv)   Presentation

Interest income and expense presented in the Consolidated Statement of Income include:

•	Interest on financial assets and financial liabilities measured at amortized cost calculated on an effective interest basis, see note 2.27 (i);
•	Interest on debt instruments measured at FVOCI calculated on an effective interest basis see note 2.27 (i);

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

Revenue from contracts with customers (other than interest income).

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

•	Step 5. Recognize revenue when (or as) Grupo Aval satisfies a performance obligation.

Grupo Aval satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a)	Grupo Aval´s performance does not create an asset with an alternate use to Grupo Aval, and Grupo Aval has as an enforceable right to payment for performance completed to date.
b)	Grupo Aval´s performance creates or enhances an asset that the customer controls as the asset is created or enhanced.
c)	The customer simultaneously receives and consumes the benefits provided as Grupo Aval´s performs its obligation.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following is a description of principal activities from which Grupo Aval generates revenue from contracts with customers:

(i)   Banking (Financial Services)

Grupo Aval often enter into contracts that cover a number of different services. Such contracts might contain components within, and components outside, the scope of IFRS 15. Therefore, Grupo Aval only applies the IFRS 15 guidance where it has contracts that are all or partly outside the scope of IFRS 9.

The main revenue streams earned by the banks from contracts with customers are the following:

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

In connection with the credit and debit card purchase commissions of  Grupo Aval, customers receive benefits every time they make purchases. In this context, income is recognized periodically (daily or monthly) on the basis of the amounts traded. Income that would be deferred by the valuation of the points granted to the cardholders will be extracted from the total amount of commissions recorded periodically. See section (vi) Customer Loyalty Program below.

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

Performance obligations are fulfilled over time, taking into account that customers (insurers) receive benefits as time goes on. Where the commission calculation is made on a monthly basis or in a shorter period, the total amount of the commission

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

is recognized in the results when its determination is made. If the settlement of commissions is defined in periods longer than a monthly basis, the expected income to recognize revenues is estimated as time goes on.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

(iii)   Construction and operation services (Concessions)

In Concession agreements, Grupo Aval determines that its performance obligations (construction, operation and maintenance) are satisfied over time and measure its progress toward completion to determine the timing of revenue recognition using a method that depicts the transfer of the goods or services to the customer. Grupo Aval considers the nature of the product or services provided and the terms of the contract, such as termination rights, the rights to demand or retain payments, and the legal title to work in process in determining the best input or output method for measuring progress toward satisfaction of a performance obligation.

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

(iv)   Power and utilities

Contracts between a customer and a public utility company establish the rates and terms of servicefor the purchase, delivery, and sale of electricity or gas. Grupo Aval determined that, in relation to this, its obligation is represented in a single performance obligation which is to sell electricity or gas, is satisfied over time (over the term of the agreement) thorugh a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Some contracts include multiple deliverables, such as the installation of fixtures or repairs, which are accounted as a separate performance obligation. The transaction price is allocated to each performance obligation based on the stand-alone selling prices (regulated rates). If contracts include the installation of fixtures, the associated revenue is recognized at the point in time when the goods are installed, the ownership has been transferred and the customer has accepted the goods.

(v)   Logistic activities

The transport and logistics companies offer multiple products or services to their customers as part of a single agreement. Separate performance obligations are identified in an agreement based on the terms of the contract and Grupo Aval's usual business practices.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Revenue recognition criteria generally applies separately to each performance obligation. In certain circumstances, it may be necessary to separate a transaction into identifiable components to reflect the content of the transaction. It may be necessary to group two or more transactions when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

The transaction price is assigned to performance obligations separately in a contract based on the relative independent selling price of each separate performance obligation.

(vi)   Customer loyalty program

Financial entities and hotels of Grupo Aval manage loyalty programs in which the customers accumulate points for their purchases, entitling them to redeem such points for prizes in accordance with the policies and the prize plan in force as of the redemption date. Reward points are recognized as an identifiable component separate from income for the service rendered, at their fair value. Income from loyalty programs is deferred and recognized in profit or loss until the entity has fulfilled its obligations to supply the products under the terms of the program or when it is no longer probable that the points under the program will be redeemed.

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

(viii)  Hotel Services

Revenue is derived from the following sources:

i)

Management fees:  earned from hotels managed by Grupo Aval, usually under long-term contracts with the hotel owner. Management fees include a base fee, generally a percentage of hotel revenue, which is recognized when earned in accordance with the terms of the contract and an incentive fee, generally based on the hotel’s profitability or cash flows and recognized when the related performance criteria are met under the terms of the contract.

ii)	Owned and leased: primarily derived from hotel operations, including the guests accommodation and sales of food and beverage from owned and leased hotels operated under Grupo Aval brand names.

Revenue is recognized at the point when the goods are sold or services are rendered.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

(ix)  Financing components

Grupo Aval adjusts transaction prices for the time value of money for contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year.

2.28          Earnings per share

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

2.29         Operating segments

An operating segment is a component of an entity which:

a)	Engages in business activities from which it can earn revenue and incur expenses (including revenue and expenses from transactions with other components of the same entity);
b)	Operating profit or losses are regularly reviewed by the chief operating decision maker, who decides on the resources allocation to the segment and assesses its performance; and
c)	Discrete financial information is available.

Management evaluates regularly the performance for each segment; Grupo Aval discloses information separately for each identified operating segment, meeting any of the following quantitative thresholds:

a)

The segment´s reported revenue from the ordinary activities, including revenue from external customers as well as revenue from intersegment transfers, is equal or greater than 10% of the revenue of combined ordinary activities, internal and external, of all operating segments.

b)

The amount of the segment´s reported net income is, in absolute terms, equal or greater than 10% of the amount greater of: (i) the combined reported net income of all the segments not reporting a loss; and (ii) the reported combined loss of all segments of the operations with incurred losses.

c)	The segment´s assets are equal to or greater than 10 percent of the combined assets of all segments of the operation.

The information regarding other activities of the business of operating segments that do not have to be reported is combined and disclosed within the category of “Others”.

2.30         New and Amended IFRS

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2020 and earlier application is permitted; however, Grupo Aval has not early adopted them in preparing these consolidated financial statements.

Effective for
Annual Periods
New or Amended Standard	Title of the Standard	Beginning on or After
Forthcoming requirements.
Amendments to References to Conceptual Framework in IFRS Standards	Conceptual Framework	January 1, 2020
Definition of a Business	Amendment to IFRS 3	January 1, 2020
IFRS 17	Insurance contracts	January 1, 2021
Interpretation IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2020

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Grupo Aval has preliminarily assessed the impacts of the adoption of the new or amended standards detailed above, concluding that these are not expected to have a significant impact on Grupo Aval’s consolidated financial statements.

NOTE 3 – JUDGMENTS AND CRITICAL ACCOUNTING ESTIMATES IN APPLYING ACCOUNTING POLICIES

Grupo Aval’s management makes estimates and assumptions that affect the amounts recognized in the consolidated financial statements and the carrying value of the assets and liabilities within the fiscal year. The judgments and estimates are continuously evaluated and are based on the experience of management and other factors, including the occurrence of future events that are believed to be reasonable under the current circumstances. Management also makes certain judgments besides those which involve estimates during the process of applying accounting policies. The judgments that have the most significant effects on the amounts recognized in the consolidated financial statements and the estimates that may cause an important adjustment to the value in the carrying value of assets and liabilities in the following year include the following:

A.          Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes.

– Note 2 (2.5) (ii) – classification of financial assets: assessment of the business model within which the assets are held and assessment of whether the contractual terms of the financial asset are solely payments of principal and interest on the principal amount outstanding.

– Note 2 (2.1) – determination of control over investees.

– Note 4 (4.1.5) – establishing the criteria for determining whether credit risk on the financial asset has increased significantly since initial recognition, determining the methodology for incorporating forward-looking information into the measurement of ECL and selection and approval of models used to measure ECL.

B.          Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended is included in the following notes.

– Note 4 (4.1.5) – impairment of financial instruments: assessment of whether credit risk on the financial asset has increased significantly since initial recognition and incorporation of forward-looking information in the measurement of ECL.

– Note 16 – measurement and revenue recognition of concession arrangements.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

– Notes 23 – recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.

– Note 4 (4.1.5) – impairment of financial instruments: key assumptions used in estimating recoverable cash flows.

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

The following sections outline the key risks that are inherent in business activities of the subsidiaries in the financial sector:

C)	Financial risks
vi)	Credit risk: the risk of financial loss if a debtor fails to meet its contractual obligations.
vii)

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

viii)

Liquidity risk: the risk of being unable to meet contractual and contingent obligations or that the subsidiaries in the financial sector do not have the appropriate amount, composition and tenor of funding and liquidity to support the financial assets and liabilities requirements (funding liquidity risk). Also includes the capability to manage its investment portfolio in terms of liquidity, duration and currency (market liquidity risk).

ix)

Interest rate risk: it is the current or potential risk to equity and profits of a financial subsidiary that arise from adverse movements in interest rates, which affect the positions of the banking book.

x)

Capital risk:  the risk that any of the subsidiaries in the financial sector have an insufficient level and composition of capital to support its business activities and associated risks during both normal economic

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

environments and under stressed conditions. Risk related to the management of capital requirements and adequacy.

Grupo Aval’s subsidiaries in the financial sector have ALCO/ALM committees in order to establish risks policies, limits and systems to measure, monitor and control the funds transfer pricing curve, interest rate risk in banking book and liquidity risk management.

Objective and general guidelines of risk management

Grupo Aval’s and its subsidiaries of the financial sector objective is to maximize returns for its investors, through proper risk management. The guiding principles of risk management at Grupo Aval are as follows:

a)	Make risk management a part of every institutional process.
b)	Collective decision making for commercial lending of significant amounts.
c)	Extensive and in-depth industry and market knowledge, as a result of the leadership and experienced, stable and seasoned senior management.
d)	Clear risk management policies based on a top-down approach with respect to:
•	Compliance with know-your-customer policies.
•	Commercial loans credit structure based on a clear identification of sources of repayment and of cash flow generation capacity of the borrower.
e)	Use of common credit analysis tools for analysis and loan pricing tools across Grupo Aval’s subsidiaries of financial sector.
f)	Diversification of the commercial loan portfolio with respect to industries and economic groups.
g)	Specialization in consumer product niches.
h)	Extensive use of continuously updated scoring models and credit ratings updated permanently to ensure quality growth of consumer loans with high credit quality.
i)	Conservative policies in terms of:
•	trading portfolio composition with bias towards lower volatility instruments,
•	proprietary trading position, and
•	the variable compensation for the trading staff.

j)Control the position-level based on market risk sensitivities (such as VaR, DV01, Delta, Rho and Vega) and credit risk exposures by counterparties.

k)Concentration and diversification limits which are based on market liquidity and volatility, operational capacity, valuation and credit quality of counterparties.

l)Control and follow up the funding and liquidity risk with independent oversight. This includes setting limits related with high quality liquid assets and maturity concentration of financial liabilities among others.

m)Ensuring compliance with regulatory limits and reviewing how the current and projected strategy can affect those limits.

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

b)

The decision-making process at the subsidiaries of the financial sector requires that transactions of significant amounts are sent to decision centers such as risk committees. The frequency of meetings of these committees

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

ensures a high degree of agility regarding the resolution of proposals and continuous participation of senior management for management the different risks.
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

Corporate structure of the risk function

Governance of the risk function seeks to ensure that risk decisions are made appropriately and efficiently and that risks are effectively controlled. The goal is to guarantee that risks are managed in accordance with the guidelines set forth by Grupo Aval. The corporate structure for risk management at the subsidiaries of the financial sector is comprised of the following, top-level risk governance bodies:

•	Board of Directors
•	Risk Management committees
•	Risks Management units
•	Administrative process of risk management
•	Internal Audit Departments

Responsibility for the control and management of risks rests ultimately on Financial Subsidiaries Board of Directors. The Board has the power to delegate the various committees and it is supported by risk management committees at the subsidiaries of the financial sector.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The maximum exposure to credit risk of Grupo Aval, at a consolidated level is reflected in the carrying value of financial assets in the statement of financial position of Grupo Aval as of December 31, 2019 and 2018 as follows:

Account
Assets	December 31, 2019		December 31, 2018
Cash and cash equivalents (**)	Ps.	23,464,691	Ps.	21,955,901
Debt securities held for trading		4,673,113		3,762,978
Debt securities mandatorily FVTPL		10,102		31,256
Debt securities FVOCI		21,608,992		18,935,757
Debt securities at amortized cost		3,053,862		2,972,616
Derivatives instruments		917,434		768,686
Hedging derivatives		166,598		30,138
Loans
Commercial		101,655,660		102,408,977
Consumer		59,840,451		55,455,064
Mortgage		20,221,683		18,592,103
Microcredit		410,320		425,697
Other accounts receivable FVTPL		2,706,030		2,488,414
Other accounts receivable at amortized cost		9,282,734		7,069,120
Total financial assets with credit risk	Ps.	248,011,670	Ps.	234,896,707
Financial instruments with credit risk outside of the statement of financial position at its nominal value
Financial guarantees and letters of credit		3,341,641		3,446,601
Credit commitments		28,812,963		27,479,080
Total exposure to credit risk outside of the statement of financial position	Ps.	32,154,604	Ps.	30,925,681
Total maximum exposure to credit risk	Ps.	280,166,274	Ps.	265,822,388

(**)   Not including funds in the entity’s custody (cash, tellers, vaults), because there is no credit risk regarding Grupo Aval entities.

With regards to guarantees and commitments to extend the credit amounts, the maximum credit risk exposure is the amount of the commitment. Credit risk is mitigated by guarantees and collaterals as described in note 4.1.4 Mitigation of Credit Risk, Collateral and Other Credit Risk Enhancements.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2019

	Balance in Statement		Leasing presentation		Balance according to
Portfolio segment	of financial position		adjustment		disclosure
Commercial	Ps.	101,655,660	Ps.	(10,348,941)	Ps.	91,306,719
Consumer		59,840,451		(252,522)		59,587,929
Residential mortgage		20,221,683		(1,560,294)		18,661,389
Microcredit		410,320		—		410,320
Financial leasing		—		12,161,757		12,161,757
Total portfolio	Ps.	182,128,114	Ps.	—	Ps.	182,128,114

December 31, 2018

	Balance in Statement		Leasing presentation		Balance according to
Portfolio segment	of financial position		adjustment		disclosure
Commercial	Ps.	102,408,977	Ps.	(9,858,952)	Ps.	92,550,025
Consumer		55,455,064		(254,483)		55,200,581
Residential mortgage		18,592,103		(1,312,741)		17,279,362
Microcredit		425,697		—		425,697
Financial leasing		—		11,426,176		11,426,176
Total portfolio	Ps.	176,881,841	Ps.	—	Ps.	176,881,841

4.1.2          Loan and Counterparty Approval Process for subsidiaries in the financial sector

The principles and rules for credit management and credit risk for each financial subsidiary are contained in the credit manual, both for commercial banking activities and treasury activities. Evaluation criteria to measure credit risk follows the principal instructions set forth by the Treasury and Credit Risk Committees.

The maximum authority regarding lending is the Board of Directors for each bank, which approves the general policy and has the capacity to approve large size transactions. In the normal banking operation, authorizations for approval of loans and lines of credit depend on the amounts, credit quality, tenor and security collateral or guarantees offered by the client. The Board of Directors of each bank has delegated part of its lending authorities to different committees and executives who process the credit requests and are responsible for the analysis and follow-up.

Additionally, for the approval of credits, certain considerations are taken into account including but not limited to, the probability of default and the recovery percentage of guarantees received, tenor and concentration by economic sector.

Regarding the operations for treasury activities, the Board of Directors of the financial subsidiaries, approves the lines of credit for counterparties. Risk control is essentially carried out through three mechanisms: annual approval of lines of credit, semiannual solvency evaluations for issuers and a report on concentrations for each client or economic group.

Although each financial subsidiary is responsible for its credit decisions and risk management, Grupo Aval as a holding, through the Corporate Risk Unit oversees the implementation of appropriate risk management controls at the financial subsidiaries and has established upward loan reporting processes. The holding’s risk management staff meets on a weekly basis to discuss the subsidiaries’ loan portfolio, developments in industry, risks and opportunities. Grupo Aval also coordinates loan syndication among its banks to effectively leverage the combined equity of its banks and manage any risk issues.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

4.1.3          Credit quality analysis

The Credit-risk Monitoring Process and Credit rating of the loan portfolio

The monitoring process and follow-up of credit risk of each financial subsidiary is carried out in several steps including portfolio analysis by vintages, risk level rating, permanent follow-up of high risk clients, restructuring processes of operations and the receipt of foreclosed assets as payment.

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

Each of the risk categories is explained as follows:

Category 1 (0% >= PD* <=7.5%) — “Normal risk”: Loans and finance leases in this category are appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to us, reflect adequate paying capacity.

Category 2-3 (7.5% > PD <=15% - 15% > PD <=22.5%) — “Acceptable risk, above normal”: Loans and finance leases in this category are adequately serviced and protected. But there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the collection of the credits as contracted.

Category 4-5 (22.5% > PD <=30% - 30% > PD <=45%) — “Appreciable risk”: Loans and finance leases in this category have debtors with insufficient paying capacity or relate to projects with insufficient cash flow, which may compromise the normal collection of the obligations.

Category 6-7 (45% > PD <=60% - 60% > PD <=90%)— “Significant risk”: Loans and finance leases in this category have the same deficiencies as loans in category 4-5, but to a larger extent; consequently, the probability of collection is highly doubtful.

(*)    Probability of default – “PD” is the probability that the counterpart defaults in its payment obligations of capital and/or interest.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Category 8 (PD > 90%) — “Risk of non-recoverability”: Loans and finance leases in this category are deemed uncollectible.

For mortgage loans and microcredits, the previous classification by risk levels is carried out monthly considering the number of days past due.

In addition, the credit risk exposure is managed through a periodic analysis of the borrowers (or potential borrowers) to determine the repayment capacity of capital and interest. The credit risk exposure is also mitigated partly by obtaining collateral security, corporate and personal guarantees.

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

As of December 31, 2019, and 2018, the following is a summary of the credit portfolio by probability of default. Explanation of the terms: Stage 1, Stage 2 and Stage 3 are included in Note 2 (2.6) (ix), and explained in detail in Note 4.1.5 (Measurement of ECL).

Commercial

	December 31, 2019
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	82,094,981	Ps.	310,595	Ps.	-	Ps.	82,405,576
7.5% - 15%		855,476		368,086		-		1,223,562
15% - 22.5%		44,548		178,046		-		222,594
22.5% - 30%		45,596		86,323		-		131,919
30% - 45%		30,026		928,098		-		958,124
45% - 60%		1,437		471,156		-		472,593
60% - 90%		1,495		47,979		-		49,474
> 90%		1,573		1,976		5,839,328		5,842,877
TOTAL	Ps.	83,075,132	Ps.	2,392,259	Ps.	5,839,328	Ps.	91,306,719

	December 31, 2018
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	83,210,772	Ps.	243,089	Ps.	-	Ps.	83,453,861
7.5% - 15%		865,784		172,278		-		1,038,062
15% - 22.5%		52,906		180,853		-		233,759
22.5% - 30%		47,739		130,769		-		178,508
30% - 45%		20,889		665,253		-		686,142
45% - 60%		2,448		234,853		-		237,301
60% - 90%		1,117		27,679		67,162		95,958
> 90%		16,814		8,838		6,600,782		6,626,434
TOTAL	Ps.	84,218,469	Ps.	1,663,612	Ps.	6,667,944	Ps.	92,550,025

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Consumer

	December 31, 2019
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	45,471,761	Ps.	541,845	Ps.	-	Ps.	46,013,606
7.5% - 15%		6,436,998		311,027		-		6,748,025
15% - 22.5%		469,685		317,644		-		787,329
22.5% - 30%		138,510		334,167		-		472,677
30% - 45%		378,371		649,855		-		1,028,226
45% - 60%		3,457		603,034		146,626		753,117
60% - 90%		422,442		1,065,686		210,585		1,698,713
> 90%		104		70,290		2,015,842		2,086,236
TOTAL	Ps.	53,321,328	Ps.	3,893,548	Ps.	2,373,053	Ps.	59,587,929

	December 31, 2018
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	42,839,139	Ps.	555,398	Ps.	-	Ps.	43,394,537
7.5% - 15%		4,692,330		452,823		-		5,145,153
15% - 22.5%		815,373		456,525		-		1,271,898
22.5% - 30%		179,065		392,878		-		571,943
30% - 45%		91,846		946,658		61,075		1,099,579
45% - 60%		4,378		521,213		91,089		616,680
60% - 90%		2,587		964,704		177,569		1,144,860
> 90%		455		76,265		1,879,211		1,955,931
TOTAL	Ps.	48,625,173	Ps.	4,366,464	Ps.	2,208,944	Ps.	55,200,581

Mortgage

	December 31, 2019
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	16,666,766	Ps.	155,866	Ps.	-	Ps.	16,822,632
7.5% - 15%		116,157		183,028		-		299,185
15% - 22.5%		16,035		234,666		-		250,701
22.5% - 30%		4,187		162,339		-		166,526
30% - 45%		8,606		254,878		-		263,484
45% - 60%		171		184,340		-		184,511
60% - 90%		65		120,355		-		120,420
> 90%		13		3,687		550,230		553,930
TOTAL	Ps.	16,812,000	Ps.	1,299,159	Ps.	550,230	Ps.	18,661,389

	December 31, 2018
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	15,521,416	Ps.	202,634	Ps.	-	Ps.	15,724,050
7.5% - 15%		32,076		201,068		-		233,144
15% - 22.5%		6,950		193,391		-		200,341
22.5% - 30%		1,941		143,322		-		145,263
30% - 45%		1,710		272,141		-		273,851
45% - 60%		121		175,454		-		175,575
60% - 90%		150		138,147		-		138,297
> 90%		1,694		9,584		377,563		388,841
TOTAL	Ps.	15,566,058	Ps.	1,335,741	Ps.	377,563	Ps.	17,279,362

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Microcredit

	December 31, 2019
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	123,733	Ps.	17	Ps.	-	Ps.	123,750
7.5% - 15%		142,921		34		-		142,955
15% - 22.5%		29,829		-		-		29,829
22.5% - 30%		4,174		704		-		4,878
30% - 45%		20,263		570		-		20,833
45% - 60%		8,666		941		-		9,607
60% - 90%		336		22,535		-		22,871
> 90%		-		-		55,597		55,597
TOTAL	Ps.	329,922	Ps.	24,801	Ps.	55,597	Ps.	410,320

	December 31, 2018
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	212,882	Ps.	23	Ps.	-	Ps.	212,905
7.5% - 15%		68,503		65		-		68,568
15% - 22.5%		35,880		139		-		36,019
22.5% - 30%		10		828		-		838
30% - 45%		19,413		947		-		20,360
45% - 60%		7,737		911		-		8,648
60% - 90%		297		22,447		-		22,744
> 90%		-		14		55,601		55,615
TOTAL	Ps.	344,722	Ps.	25,374	Ps.	55,601	Ps.	425,697

Financial Leasing

	December 31, 2019
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	10,516,783	Ps.	97,462	Ps.	-	Ps.	10,614,245
7.5% - 15%		149,809		82,300		-		232,109
15% - 22.5%		1,177		51,329		-		52,506
22.5% - 30%		16		31,619		-		31,635
30% - 45%		297		115,423		-		115,720
45% - 60%		72		62,957		-		63,029
60% - 90%		152		4,062		-		4,214
> 90%		-		1,888		1,046,411		1,048,299
TOTAL	Ps.	10,668,306	Ps.	447,040	Ps.	1,046,411	Ps.	12,161,757

	December 31, 2018
	Total Exposure
PD Range	Stage 1		Stage 2		Stage 3		Total
0%- 7.5%	Ps.	9,977,306	Ps.	55,600	Ps.	-	Ps.	10,032,906
7.5% - 15%		135,444		51,838		-		187,282
15% - 22.5%		4,802		32,186		-		36,988
22.5% - 30%		10,000		14,297		-		24,297
30% - 45%		1,446		137,667		-		139,113
45% - 60%		2,590		30,542		-		33,132
60% - 90%		459		7,634		1,413		9,506
> 90%		323		182		962,447		962,952
TOTAL	Ps.	10,132,370	Ps.	329,946	Ps.	963,860	Ps.	11,426,176

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Credit quality of financial assets (excluding loan portfolio)

The following is the breakdown of the different financial assets excluding loan portfolio, by credit risk level and type of issuer based on the rating issued by the independent credit rating agency. A financial asset is considered investment grade if its credit rating is BBB- or higher by Standard & Poor's or Fitch Ratings scale, Baa3 or higher by Moody's scale, F3 or higher by Fitch Ratings Colombia S.A or BRC3 or higher by BRC of Colombia. Otherwise, the financial asset is considered speculative.

a)Trading investment in debt securities

	December 31, 2019		December 31, 2018
Investment grade
Sovereign (*)	Ps.	2,428,981	Ps.	2,270,642
Other public entities (**)		175,793		128,546
Corporate		61,001		30,207
Financial entities		1,370,232		1,101,157
Total investment grade	Ps.	4,036,007	Ps.	3,530,552
Speculative grade
Sovereign (*)	Ps.	136,314	Ps.	98,155
Central banks		13,966		12,914
Corporate		4,084		—
Financial entities		480,189		117,594
Total Speculative grade	Ps.	634,553	Ps.	228,663
Without grade or not available
Corporate	Ps.	2,553	Ps.	3,763
Total without grade or not available	Ps.	2,553	Ps.	3,763
	Ps.	4,673,113	Ps.	3,762,978

(*)    A sovereign credit rating considers the risk of Treasury issuer or similar agency (government debt portfolio).

(**)   Derived from operations with government entities; including public administrations in general including regional and local governments.

b)	Investments in debt securities mandatorily at FVTPL

	December 31, 2019		December 31, 2018
Investment grade
Corporate		10,102		31,256
Total investment grade	Ps.	10,102	Ps.	31,256

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

c)Investments in debt securities at FVOCI

	December 31, 2019
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	12,590,020	Ps.	—	Ps.	—	Ps.	12,590,020
Other public entities (**)		465,677		—		—		465,677
Corporate		228,447		—		—		228,447
Financial entities		2,504,060		—		—		2,504,060
Multilaterals		96,171		—		—		96,171
Total investment grade	Ps.	15,884,375	Ps.	—	Ps.	—	Ps.	15,884,375
Speculative grade
Sovereign (*)	Ps.	4,051,354	Ps.	—	Ps.	—	Ps.	4,051,354
Central banks		970,095		—		—		970,095
Corporate		152,303		—		—		152,303
Financial entities		550,865		—		—		550,865
Total speculative grade	Ps.	5,724,617	Ps.	—	Ps.	—	Ps.	5,724,617
	Ps.	21,608,992	Ps.	—	Ps.	—	Ps.	21,608,992

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Derived from operations with government entities; including public administrations in general (includes regional and local governments).

	December 31, 2018
		Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	11,492,538	Ps.	—	Ps.	—	Ps.	11,492,538
Other public entities (**)		497,634		—		—		497,634
Corporate		135,985		—		—		135,985
Financial entities		2,732,127		—		—		2,732,127
Multilaterals		118,657		—		—		118,657
Total investment grade	Ps.	14,976,941	Ps.	—	Ps.	—	Ps.	14,976,941
Speculative grade
Sovereign (*)	Ps.	1,994,205	Ps.	54,587	Ps.	—	Ps.	2,048,792
Central banks		1,066,822		64,918		—		1,131,740
Corporate		61,485		132,817		—		194,302
Financial entities		375,352		201,002		—		576,354
Total speculative grade	Ps.	3,497,864	Ps.	453,324	Ps.	—	Ps.	3,951,188
Default
Corporate	Ps.	—	Ps.	—	Ps.	7,628	Ps.	7,628
Total default	Ps.	—	Ps.	—	Ps.	7,628	Ps.	7,628
	Ps.	18,474,805	Ps.	453,324	Ps.	7,628	Ps.	18,935,757

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Derived from operations with government entities; including public administrations in general (includes regional and local governments).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

d)Investments in debt securities at amortized cost

	December 31, 2019
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	23,043	Ps.	—	Ps.	—	Ps.	23,043
Other public entities (**)		3,029,802		—		—		3,029,802
Financial entities		1,017		—		—		1,017
Total investment grade	Ps.	3,053,862	Ps.	—	Ps.	—	Ps.	3,053,862
	Ps.	3,053,862	Ps.	—	Ps.	—	Ps.	3,053,862

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Derived from operations with government entities; including public administrations in general (includes regional and local governments).

	December 31, 2018
		Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	32,321	Ps.	—	Ps.	—	Ps.	32,321
Other public entities (**)		2,931,172		—		—		2,931,172
Financial entities		9,123		—		—		9,123
Total investment grade	Ps.	2,972,616	Ps.	—	Ps.	—	Ps.	2,972,616
	Ps.	2,972,616	Ps.	—	Ps.	—	Ps.	2,972,616

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

(**)   Derived from operations with government entities; including public administrations in general (includes regional and local governments).

e)Other accounts receivable at FVTPL

	December 31, 2019		December 31, 2018
Investment grade
Sovereign (*)	Ps.	2,706,030	Ps.	2,488,414
Total investment grade	Ps.	2,706,030	Ps.	2,488,414

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

f)Other accounts receivable at amortized cost

		December 31, 2019
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivables and contract assets for corporate customers	Ps.	4,719,510	Ps.	—	Ps.	—	Ps.	—	Ps.	4,719,510
Other accounts receivables related to gas, energy services, contributions and others		830,995		132,474		113,503		—		1,076,972
Other receivables using simplified approach
Other accounts receivables from individual customers		—		—		—		3,486,252		3,486,252
Total other receivables	Ps.	5,550,505	Ps.	132,474	Ps.	113,503	Ps.	3,486,252	Ps.	9,282,734

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

		December 31, 2018
		Stage 1		Stage 2		Stage 3		Simplified Approach		Total
Other receivables using general approach
Other accounts receivables and contract assets for corporate customers	Ps.	2,971,500	Ps.	—	Ps.	—	Ps.	—	Ps.	2,971,500
Other accounts receivables related to gas, energy services, contributions and others		395,849		138,082		175,847		—		709,778
Other receivables using simplified approach
Other accounts receivables from individual customers		—		—		—		3,387,842		3,387,842
Total other receivables	Ps.	3,367,349	Ps.	138,082	Ps.	175,847	Ps.	3,387,842	Ps.	7,069,120

Evaluated using general approach

The following table provides information about the exposure to credit risk and ECLs for other accounts receivable and contract assets for corporate customers as of December 31, 2019 and 2018. The credit quality of these financial assets follows the methodology of the probability of default of Debt securities and other liquid financial assets (See note 4.1.5).

	December 31, 2019
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	4,328,028	Ps.	—	Ps.	—	Ps.	4,328,028
Financial entities		391,482		—		—		391,482
Total investment grade	Ps.	4,719,510	Ps.	—	Ps.	—	Ps.	4,719,510

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

	December 31, 2018
	Stage 1		Stage 2		Stage 3		Total
Investment grade
Sovereign (*)	Ps.	2,631,235	Ps.	—	Ps.	—	Ps.	2,631,235
Financial entities		340,265		—		—		340,265
Total investment grade	Ps.	2,971,500	Ps.	—	Ps.	—	Ps.	2,971,500

(*)    Sovereign credit rating is considered as the risk of the Treasury issuer or a similar agency (government debt portfolio).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following table provides information about the exposure to credit risk and ECLs by segment for accounts receivable related to gas and energy services, the methodology used to estimate the ECLs is the same used for Loan and Receivable (See note 4.1.5):

	December 31, 2019
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	99,852	Ps.	—	Ps.	—	Ps.	99,852
Gas		459,012		128,455		46,166		633,633
Energy		62,662		4,019		67,337		134,018
Other accounts receivable		209,469		—		—		209,469
Total segmentation	Ps.	830,995	Ps.	132,474	Ps.	113,503	Ps.	1,076,972

	December 31, 2018
	Stage 1		Stage 2		Stage 3		Total
Segmentation
Contributions	Ps.	71,903	Ps.	—	Ps.	—	Ps.	71,903
Gas		232,445		134,519		77,693		444,657
Energy		37,455		3,563		98,154		139,172
Other accounts receivable		54,046		—		—		54,046
Total segmentation	Ps.	395,849	Ps.	138,082	Ps.	175,847	Ps.	709,778

Evaluated using simplified approach

Grupo Aval uses a probability matrix to measure the ECL for other receivables from individual customers, which have small balances.

The weighted-average loss rate is calculated using a “rolling rate” method based on the probability that a receivable will progress through successive stages of default until write off. The rolling rate is calculated for exposures in different segments and separately in accordance with the following common features of credit risk.

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets from individual customers as of December 31, 2019 and 2018.

	Weighted-	Gross
	average loss	carrying		Loss		Credit-
December 31, 2019	rate	amount		allowance		impaired
0–30 days past due	1.05%		2,275,266		23,892	—
31–60 days past due	1.70%		810,364		13,788	—
61–90 days past due	11.05%		72,920		8,061	—
More than 90 days past due	65.50%		327,702		214,660	327,702
		Ps.	3,486,252	Ps.	260,401

	Weighted-	Gross
	average loss	carrying			Loss	Credit-
December 31, 2018	rate	amount			allowance	impaired
0–30 days past due	1.15%		2,846,086		32,622	—
31–60 days past due	6.70%		111,636		7,485	—
61–90 days past due	9.39%		31,625		2,970	—
More than 90 days past due	47.32%		398,495		188,583	398,495
		Ps.	3,387,842	Ps.	231,660

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

Credit worthiness	December 31, 2019		December 31, 2018
Investment grade	Ps.	734,959	Ps.	755,218
Speculative		21,037		9,926
Without grade or not available		328,036		33,680
Total	Ps.	1,084,032	Ps.	798,824

The following table shows an analysis of counterparty credit exposures that arise from derivative transactions. Transactions derived from the Group are generally fully guaranteed with cash:

Trading derivatives

	Total		Central counterparties
	Notional	Fair	Notional	Fair
	amount	value	amount	value
2019
Derivative assets	38,957,370	917,434	4,720,381	—
Derivative liabilities	40,549,648	962,438	5,315,421	52
2018
Derivative assets	34,950,958	768,686	5,997,311	—
Derivative liabilities	31,237,110	811,305	1,977,284	32

Hedging derivatives

	Total		Central counterparties
	Notional	Fair	Notional	Fair
	amount	value	amount	value
2019
Derivative assets	7,322,445	166,598	3,252,561	—
Derivative liabilities	6,211,399	94,298	3,318,104	—
2018
Derivative assets	2,493,849	30,138	1,280,402	—
Derivative liabilities	8,722,602	195,539	4,601,646	—

Derivative transactions of Grupo Aval are collateralized by cash of Ps.(38,618) as of December 31, 2019, and of Ps. 214,379 as of December 31, 2018, see note 4.1.10 “Offset of financial assets and financial liabilities”.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

h)Cash and cash equivalents

The Group held cash and cash equivalents of 30,117,236 as of December 31, 2019 (2018: 28,401,283). The cash and cash equivalents are held in central banks and financial institution counterparties. The following table shows an analysis of counterparty credit exposures:

	December 31, 2019		December 31, 2018
Investment grade	Ps.	15,110,595	Ps.	13,988,666
Central bank		4,755,515		3,794,411
Financial entities		10,353,061		10,194,255
Others		2,019		—
Speculative grade		7,904,760		7,707,990
Central bank		7,714,111		7,264,128
Financial entities		190,649		443,862
Without grade or not available		449,336		259,245
Central bank		—		2,338
Financial entities		333,864		256,907
Others		115,472		—
Cash and cash equivalent with third parties	Ps.	23,464,691	Ps.	21,955,901
Cash held by entity (**)		6,652,545		6,445,382
Total	Ps.	30,117,236	Ps.	28,401,283

(**)   Cash held by each Grupo Aval’s bank in custody in vaults, ATMs and cash.

4.1.4          Mitigation of Credit Risk, Collateral and Other Credit Risk Enhancements

The exposure to credit risk for each of Grupo Aval´s financial subsidiaries is reduced by collateral and other credit enhancements. The existence of collateral security or guarantees can be a necessary measure but not a determinant one for the approval of a credit. Credit risk policies of Grupo Aval require an evaluation of the debtor’s payment capacity based on the debtor´s ability to generate the resources needed for the timely and complete payment of its obligations.

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

Residential mortgage lending

The following tables stratify credit exposures for mortgage loans and advances to retail customers by ranges of loan-to-value (LTV) ratio. LTV is calculated as the ratio of the gross amount of the loan – or the amount of the loan commitments –

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

to the value of the collateral. The value of the collateral for residential mortgage loans is based on the collateral value at origination updated based on changes in house price indices. For credit-impaired loans the value of collateral is based on the most recent appraisals.

	December 31, 2019		December 31, 2018
LTV ratio
Less than 50%	Ps.	7,030,135	Ps.	6,414,097
51 – 70%		7,050,550		6,678,883
71 – 90%		5,189,800		4,890,501
91 – 100%		731,266		426,810
More than 100%		219,932		181,812
Total (*)	Ps.	20,221,683	Ps.	18,592,103

(*) As of December 31, 2019 mortgage portfolio is made up for mortgage Ps. 18,661,389 and financial leases Ps.1,560,294. As of December 31, 2018 mortgage portfolio is made up of mortgages of Ps.17,279,362 and financial leases of Ps. 1,312,741.

Credit-impaired mortgage loans

	December 31, 2019		December 31, 2018
LTV ratio
Less than 50%	Ps.	136,197	Ps.	99,462
51 – 70%		197,183		146,568
More than 70%		264,998		177,821
Total	Ps.	598,378	Ps.	423,851

As of December 31, 2019, and 2018, the following chart shows the detail of the credit portfolio per type of guarantees received as support of credits granted by Grupo Aval at a consolidated level:

									Finance
December 31, 2019	Commercial		Consumer		Mortgages		Microcredit		Leases (1)		Total
Unsecured credits	Ps.	50,267,803	Ps.	52,235,510	Ps.	5,936	Ps.	291,480	Ps.	54,217	Ps.	102,854,946
Loans secured by other banks		321,672		6,082		—		—		—		327,754
Collateralized credits:
Mortgages		713,912		80,308		18,578,286		2,335		18,854		19,393,695
Other real estate		16,738,074		1,430,605		3,495		422		118,256		18,290,852
Investments in equity instruments		262,663		1,180		—		—		—		263,843
Deposits in cash or cash equivalents		1,251,884		154,016		—		—		—		1,405,900
Leased machineries and vehicles		—		—		—		—		10,051,776		10,051,776
Fiduciary agreements, standby letters and guarantee funds		10,063,264		42,865		72,711		92,874		123,494		10,395,208
Pledged income		4,255,779		703		—		—		5,728		4,262,210
Pledges		4,537,778		5,584,600		862		565		4,468		10,128,273
Other assets		2,893,890		52,060		99		22,644		1,784,964		4,753,657
Total gross loan portfolio	Ps.	91,306,719	Ps.	59,587,929	Ps.	18,661,389	Ps.	410,320	Ps.	12,161,757	Ps.	182,128,114

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

As of December 31, 2019, and 2018, the following chart sets out the carrying amount and the value of identifiable collateral (mainly commercial property) for commercial loans held by Grupo Aval at a consolidated level:

	December 31, 2019				December 31, 2018
	Carrying Amount		Collateral		Carrying Amount		Collateral
Stages 1 and 2	Ps.	20,203,110	Ps.	19,372,921	Ps.	18,133,215	Ps.	17,679,213
Stage 3		1,659,725		1,543,378		1,225,001		1,058,671
	Ps.	21,862,835	Ps.	20,916,299	Ps.	19,358,216	Ps.	18,737,884

4.1.5          Amounts arising from Expected Credit Loss (ECL)

Definition of Default

Grupo Aval considers a financial asset to be in default when:

•	The borrower is unlikely to pay its credit obligations to Grupo Aval in full. Without prejudice, Grupo Aval takes actions such as realizing collateral (if any is held);
•

The borrower is more than 90 days past due on any material credit obligation other than mortgages to Grupo Aval. Overdrafts are considered past due once the customer has breached the allowed tenor or been advised of the reduction of the limit;

•	For mortgages when the borrower is more than 180 days past due;
•	The borrower has filed for bankruptcy proceedings, or
•	In the case of fixed income financial securities, the following concepts among others apply:
•	External rating of the issuer or instrument in rating D under Standard & Poor’s and Fitch Ratings scale or rating C under Moody’s scale;
•	Contractual payments are not made on the due date;
•	There is a very high probability of suspension of payments;
•	The issuer likely to go bankrupt or file for bankruptcy or similar action; or
•	The financial asset no longer has an active market given its financial difficulties.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

In assessing whether a borrower is in default, Grupo Aval considers indicators as follows:

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

Inputs, assumptions and techniques used to estimate expected credit loss allowance

Credit risk models measures the exposure for individual counterparties, on the basis of the following parameters: Probability of default (PD), loss given default (LGD) and exposure at default (EAD). For a specific credit facility (Loans, debt securities, other liquid financial assets, other accounts receivable, loan commitments and financial guarantee contracts) the product of these three parameters results in the expected credit loss. See accounting policy in Note 2 (2.5 ix).

Measurement of ECL

The key inputs for the measurement of ECLs are usually the following variables:

•	Probability of default (PD);
•	Loss given default (LGD); and
•	Exposure at default (EAD).

The estimation of these parameters depends on the credit facility. Loans and receivables methodology uses information derived from internally developed statistical models, comprising both quantitative and qualitative factors, and other historical data. On the other hand, debt securities methodology incorporates relevant external market information or international credit ratings.

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

For retail overdrafts, credit cards, and certain corporate revolving facilities that include both a loan and an undrawn commitment component, Grupo Aval measures ECLs over a period longer than the maximum contractual period if Grupo

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Aval’s contractual ability to demand repayment and cancel the undrawn commitment does not limit Grupo Aval’s exposure to credit losses to the contractual notice period. These facilities do not have a fixed term or repayment structure and are managed on a collective basis. Grupo Aval can cancel them with immediate effect, but the contractual right is not enforced in the normal day-to-day management, but rather when Grupo Aval becomes aware of an increase in credit risk of a particular facility. This longer period is estimated considering the credit risk management actions that Grupo Aval expects to mitigate ECLs. These include a reduction in the limits and the cancellation of the credit.

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

Credit Risk Model: Loans and receivables

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

The following criteria are used to determine if a significant increase in credit risk has occurred:

•	Comparison of the remaining lifetime probability of default (PD) at the reporting date with the lifetime PD at initial recognition of the exposure.
•	Qualitative aspects such as credits with 30 days past due.
•	Qualitative criteria from analysts is also considered based on expert and supportable information.

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

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Grupo Aval will monitor the effectiveness of the criteria used in identifying significant increases in credit risk through regular reviews to confirm that:

•	The criteria are useful in identifying significant increases in credit risk before an exposure is in default;
•	The criteria do not align with the point in time when an asset becomes over 30 days past due;
•	The average time between the identification of a significant increase in credit risk and default appears reasonable;
•	Exposures are not generally transferred directly from 12‑month ECL measurement to credit-impaired; and
•	There is no unwarranted volatility in loss allowance from transfers between 12‑month ECL and lifetime ECL measurements.

II.          PD – Probability of Default

Term structure of PD

Credit risk grades are the primary input in the determination of the term structure of PD for exposures. Grupo Aval collects performance and default information about its credit risk exposures analyzed by jurisdiction or region, by type of product and borrower, and by credit risk grade. For some portfolios, information purchased from external credit reference agencies may also be used.

Grupo Aval employs statistical models to analyze the data collected and generates estimates of the remaining lifetime PD of exposures and how these are expected to change as a result of the passage of time.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The economic scenarios used as of December 31, 2019 include the following expected scenarios of key indicators (among others) for Colombia for the years ending 31 December 2019 and 2020.

	2019			2020
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Inflation	3.72%	3.83%	3.95%	2.46%	3.38%	4.07%
Interest rates	4.25%	4.25%	4.25%	3.50%	4.25%	5.25%
GDP growth	3.01%	3.20%	3.57%	2.17%	3.22%	4.19%
House prices	(2.68)%	(0.85)%	1.07%	(3.29)%	0.96%	7.03%
Unemployment rate	10.72%	10.25%	10.01%	11.12%	10.22%	9.30%

The economic scenarios used at 31 December 2019 included the following expected variations of key indicators (among others) for 2020 for Guatemala.

	2020
	Scenario A	Scenario B	Scenario C
Inflation	3.72%	3.53%	3.26%
Interest rates	0.26%	(0.03)%	(0.30)%
GDP growth	2.15%	3.19%	3.71%
Exchange rate	1.54%	(0.46)%	(0.95)%

The economic scenarios used at 31 December 2019 included the following expected variations of key indicators (among others) for 2020 for Honduras.

	2020
	Scenario A	Scenario B	Scenario C
Inflation	5.07%	4.61%	3.34%
Interest rates	(0.30)%	(1.45)%	(3.25)%
GDP growth	1.98%	2.95%	4.04%
Exchange rate	4.50%	3.34%	0.72%

The economic scenarios used at 31 December 2019 included the following expected variations of key indicators (among others) for 2020 for El Salvador.

	2020
	Scenario A	Scenario B	Scenario C
Inflation	2.11%	0.97%	—%
Interest rates	0.34%	0.03%	(0.07)%
GDP growth	1.84%	2.40%	2.80%

The economic scenarios used at 31 December 2019 included the following expected variations of key indicators (among others) for 2020 for Nicaragua.

	2020
	Scenario A	Scenario B	Scenario C
Inflation	8.92%	6.58%	3.34%
Interest rates	4.93%	1.70%	(0.99)%
GDP growth	(5.61)%	(3.08)%	(1.26)%
Exchange rate	3.74%	3.01%	2.72%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The economic scenarios used at 31 December 2019 included the following expected variations of key indicators (among others) for 2020 for Costa Rica.

	2020
	Scenario A	Scenario B	Scenario C
Inflation	4.04%	1.91%	1.76%
Interest rates	(0.99)%	(1.58)%	(1.81)%
GDP growth	1.76%	2.59%	3.03%
Exchange rate	3.93%	0.22%	(1.07)%

The economic scenarios used at 31 December 2019 included the following expected variations of key indicators (among others) for 2020 for Panamá.

	2020
	Scenario A	Scenario B	Scenario C
Inflation	1.71%	0.77%	0.54%
Interest rates	0.56%	0.08%	(0.35)%
GDP growth	2.97%	3.83%	4.89%

The scenario probability weightings applied as of December 31, 2019 and December 31,2018 in measuring ECL are as follows.

Colombia

	2019			2018
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	23%	60%	17%	25%	53%	22%

Guatemala

	2019			2018
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	10%	70%	20%	20%	60%	20%

Honduras

	2019			2018
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	10%	65%	25%	30%	55%	15%

El Salvador

	2019			2018
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	15%	70%	15%	10%	80%	10%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Nicaragua

	2019			2018
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	15%	70%	15%	5%	50%	45%

Costa Rica

	2019			2018
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	20%	60%	20%	40%	50%	10%

Panamá

	2019			2018
	Scenario A	Scenario B	Scenario C	Scenario A	Scenario B	Scenario C
Scenario probability weighting	15%	60%	25%	5%	70%	25%

The table below shows the loss allowance on loans assuming each forward-looking scenario (e.g. scenario A, B and C) were weighted 100% instead of applying scenario probability weights across the three scenarios.

		December 31, 2019					December 31, 2018
	Scenario A		Scenario B		Scenario C		Scenario A		Scenario B		Scenario C
Gross Exposure
Commercial	Ps.	91,306,719	Ps.	91,306,719	Ps.	91,306,719	Ps.	92,550,025	Ps.	92,550,025	Ps.	92,550,025
Consumer		59,587,929		59,587,929		59,587,929		55,200,581		55,200,581		55,200,581
Mortgages		18,661,389		18,661,389		18,661,389		17,279,362		17,279,362		17,279,362
Microcredit		410,320		410,320		410,320		425,697		425,697		425,697
Financial Leasing		12,161,757		12,161,757		12,161,757		11,426,176		11,426,176		11,426,176
Total gross exposure	Ps.	182,128,114	Ps.	182,128,114	Ps.	182,128,114	Ps.	176,881,841	Ps.	176,881,841	Ps.	176,881,841

Loss Allowance
Commercial	Ps.	3,682,865	Ps.	3,730,491	Ps.	3,809,884	Ps.	3,827,201	Ps.	3,856,836	Ps.	3,907,811
Consumer		3,487,398		3,530,429		3,583,059		3,354,040		3,444,257		3,527,918
Mortgages		296,025		300,681		310,584		237,707		250,531		267,261
Microcredit		88,461		89,720		91,071		87,789		88,197		88,472
Financial Leasing		505,950		511,754		516,462		440,554		443,870		442,532
Total Loss Allowance	Ps.	8,060,699	Ps.	8,163,075	Ps.	8,311,060	Ps.	7,947,291	Ps.	8,083,691	Ps.	8,233,994

Proportion of Assets in Stage 2
Commercial		4.1%		4.1%		4.2%		4.0%		4.1%		4.0%
Consumer		8.9%		9.2%		9.4%		10.4%		10.6%		11.0%
Mortgages		7.6%		8.2%		8.6%		9.3%		9.9%		11.0%
Microcredit		6.8%		6.8%		6.8%		6.6%		6.6%		6.6%
Financial Leasing		3.8%		4.2%		4.3%		2.6%		2.6%		2.6%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring typically involves using of the following data.

Loan Portfolio

Commercial	Consumer	Mortgage	Microcredit
-Information from the audited financial statements obtained during periodic reviews.	-Information collected internally about the behavior of customers.	-Information collected internally about the behavior of customers.	-Information collected internally about the behavior of customers.
-Data from credit bureau reports.	- Data from credit bureau reports.	- Data from credit bureau reports.	- Data from credit bureau reports.
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

Credit Risk Model: Debt securities

This model estimates the impairment of credit risk in debt securities. In general, at the moment of inception, all financial assets originate ECLs for the next 12 months. If credit risk increases significantly and there is enough objective evidence of increase of probability of default, then the reserve is adjusted for the remaining life of the financial asset.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

Objective evidence of impairment is the second step in making changes between stages. It is concluded that there is objective evidence of impairment if one the following situations is met:

•	The external credit rating of the issuer, issuer or counterparty is reduced to D on the Standard & Poor´s and Fitch Ratings scale or up to C on the Moody´s scale.
•	Contractual payments are not made on the established dates, terms or grace periods.
•	There is a virtual certainty of suspension of payments.
•	There is a probability that the issuer or counterparty will go into a bankruptcy process.
•	Due to financial difficulties there is no market for financial assets.

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

Credit ratings from S&P have priority over the other rating corporations. If the issuance, issuer or counterparty is not rated by S&P, credit ratings from Moody’s or Fitch Ratings can be used but they must be translated to the S&P rating scale. The order of priority in credit rating corporations is as follows: S&P in first place, Moody’s in second place and Fitch Ratings in the third one. The reason for choosing this hierarchy is to avoid discretion at the time of assigning a rating. National credit ratings can be used only if international credit ratings are not available, and the translation condition to the S&P rating scale must be followed as well.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

For financial assets classified as stage 2, lifetime PD must be used and computed using the “Cumulative Default Rates by Rating Modifiers” for both sovereign and corporate issuers, expressed at an annual basis and according to the term of each flow.

For financial assets classified as stage 3, lifetime PD will equal 100% for any issuance, issuer or counterparty.

PD value tables are available in S&P Global Ratings: “2018 Annual Sovereign Default Study and Rating Transitions” and “2018 Annual Global Corporate Default Study and Rating Transitions”.

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

As a result of the above, for 2019 Grupo Aval’s methodology assigns the following weights for recovery rates: 55% for Sovereigns and 47.7% for corporates.

Further information is available and published annually by Moody’s in the “Sovereign default and recovery rates 1983‑2018” and “Annual Default Study” reports.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

IV.          EAD – Exposure at default

EAD represents the amount owed from a counterparty at the time of a possible default and only for securities classified at amortized cost or FVOCI. See accounting policy in Note 2 (2.5 ix).

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

The second one is the general approach, it considers the methodologies explained above for loans and debt securities. For non-financial companies in the oil and gas sector, the loans methodology is considered, while the debt securities methodology is considered for government and other government related entities.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Loss allowance

The table below shows the loss allowance balances as of December 31, 2019 and 2018.

	December 31, 2019
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Loan commercial portfolio	Ps.	642,839	Ps.	190,697	Ps.	2,905,794	Ps.	—	Ps.	3,739,330
Loan consumer portfolio		1,076,150		851,651		1,620,779		—		3,548,580
Loan mortgage portfolio		43,492		73,109		189,636		—		306,237
Loan microcredit portfolio		24,794		11,919		53,112		—		89,825
Loan financial leasing portfolio		65,863		31,356		404,606		—		501,825
Total loan portfolio	Ps.	1,853,138	Ps.	1,158,732	Ps.	5,173,927	Ps.	—	Ps.	8,185,797
Investments in debt securities at amortized cost		737		—		—		—		737
Other accounts receivable		13,353		13,006		86,797		173,307		286,463
Total loss allowance financial assets at amortized cost	Ps.	1,867,228	Ps.	1,171,738	Ps.	5,260,724	Ps.	173,307	Ps.	8,472,997

Investments in debt securities at FVOCI		34,080		—		—		—		34,080
Loan commitments and financial guarantee contracts		45,509		2,945		1,508		—		49,962
Total loss allowance	Ps.	1,946,817	Ps.	1,174,683	Ps.	5,262,232	Ps.	173,307	Ps.	8,557,039

	December 31, 2018
	Stage 1		Stage 2		Stage 3
			Lifetime		Lifetime
			ECL not		ECL
	12-month		credit-		credit-		Simplified
	ECL		impaired		impaired		approach		Total
Loan portfolio
Loan commercial portfolio	Ps.	695,728	Ps.	190,633	Ps.	3,051,088	Ps.	—	Ps.	3,937,449
Loan consumer portfolio		998,390		890,556		1,553,365		—		3,442,311
Loan mortgage portfolio		35,187		73,461		148,595		—		257,243
Loan microcredit portfolio		23,348		11,962		52,867		—		88,177
Loan financial leasing portfolio		72,221		30,434		368,352		—		471,007
Total loan portfolio	Ps.	1,824,874	Ps.	1,197,046	Ps.	5,174,267	Ps.	—	Ps.	8,196,187
Investments in debt securities at amortized cost		71		—		—		—		71
Other accounts receivable		19,700		11,561		66,327		159,303		256,891
Total loss allowance financial assets at amortized cost	Ps.	1,844,645	Ps.	1,208,607	Ps.	5,240,594	Ps.	159,303	Ps.	8,453,149

Investments in debt securities at FVOCI		20,757		31,980		46,280		—		99,017
Loan commitments and financial guarantee contracts		40,715		14,358		4,355		—		59,428
Total loss allowance	Ps.	1,906,117	Ps.	1,254,945	Ps.	5,291,229	Ps.	159,303	Ps.	8,611,594

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The table below shows for loans stage 3 individually assessed for ECL the gross amount and loss allowance balances as of December 31, 2019 and 2018.

	December 31, 2019
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	67,450	Ps.	47,703	Ps.	—
Financial leasing		36,985		—		—
Subtotal	Ps.	104,435	Ps.	47,703	Ps.	—

With recognized provision
Commercial	Ps.	5,002,372	Ps.	634,016	Ps.	2,150,877
Consumer		3,177		832		2,238
Financial leasing		795,952		137,855		284,496
Subtotal	Ps.	5,801,501	Ps.	772,703	Ps.	2,437,611
Totals
Commercial		5,069,822		681,719		2,150,877
Consumer		3,177		832		2,238
Financial leasing		832,937		137,855		284,496
Total	Ps.	5,905,936	Ps.	820,406	Ps.	2,437,611

	December 31, 2018
	Gross Amount Registered		Collateral Guarantees		Allowance Recognized
Without recognized provision
Commercial	Ps.	85,531	Ps.	126,642	Ps.	—
Financial leasing		115,881		320,797		—
Subtotal	Ps.	201,412	Ps.	447,439	Ps.	—

With recognized provision
Commercial	Ps.	5,788,368	Ps.	511,605	Ps.	2,195,263
Consumer		2,604		560		1,813
Financial leasing		659,499		243,023		231,056
Subtotal	Ps.	6,450,471	Ps.	755,188	Ps.	2,428,132
Totals
Commercial		5,873,899		638,247		2,195,263
Consumer		2,604		560		1,813
Financial leasing		775,380		563,820		231,056
Total	Ps.	6,651,883	Ps.	1,202,627	Ps.	2,428,132

The difference between the value of the loan and the guarantees disclosed on the table above corresponds to unsecured loans valued with the discounted cash flow method. When using this method, it is implied that it is possible for the customer to make future payments.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

•	Financial assets derecognized during the period and write-offs of allowances related to assets than were written off during the period.

The following tables show the reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Total Loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	1,227,363	Ps.	583,584	Ps.	3,807,534	Ps.	5,618,481
IFRS 9 adoption (1)		490,117		596,737		76,155		1,163,009
Loss allowance as of January 1, 2018 – IFRS 9		1,717,480		1,180,321		3,883,689		6,781,490
Transfers:
Transfer from stage 1 to stage 2		(255,031)		255,031		—		—
Transfer from stage 1 to stage 3		(214,542)		—		214,542		—
Transfer from stage 2 to stage 3		—		(631,932)		631,932		—
Transfer from stage 3 to stage 2		—		107,331		(107,331)		—
Transfer from stage 2 to stage 1		314,668		(314,668)		—		—
Transfer from stage 3 to stage 1		183,733		—		(183,733)		—
Net remeasurement of loss allowance (3)		(90,021)		746,773		3,194,573		3,851,325
New financial assets originated or purchased		1,011,984		156,320		153,761		1,322,065
Financial assets that have been derecognized		(568,424)		(177,729)		(323,552)		(1,069,705)
Unwind of discount (2)		32,674		(3,809)		353,118		381,983
FX and other movements		4,703		—		71,009		75,712
Entity deconsolidation		—		—		2,307		2,307
Write-offs		(312,350)		(120,592)		(2,716,048)		(3,148,990)
Loss allowance as of December 31, 2018	Ps.	1,824,874	Ps.	1,197,046	Ps.	5,174,267	Ps.	8,196,187
Transfers:
Transfer from stage 1 to stage 2		(231,472)		231,472		—		—
Transfer from stage 1 to stage 3		(132,800)		—		132,800		—
Transfer from stage 2 to stage 3		—		(567,849)		567,849		—
Transfer from stage 3 to stage 2		—		104,502		(104,502)		—
Transfer from stage 2 to stage 1		323,445		(323,445)		—		—
Transfer from stage 3 to stage 1		114,968		—		(114,968)		—
Net remeasurement of loss allowance (3)		(352,578)		632,102		3,696,083		3,975,607
New financial assets originated or purchased		659,037		119,690		203,482		982,209
Financial assets that have been derecognized		(366,590)		(241,128)		(177,357)		(785,075)
Unwind of discount (2)		280		2,155		502,002		504,437
FX and other movements		52,724		49,148		(72,493)		29,379
Write-offs		(38,750)		(44,961)		(4,633,236)		(4,716,947)
Loss allowance as of December 31, 2019	Ps.	1,853,138	Ps.	1,158,732	Ps.	5,173,927	Ps.	8,185,797

(1)    Grupo Aval initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C).

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(3) This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2018 versus parameters as of December 31,2019 and the loan portfolio as of December 31, 2019.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	71,209	Ps.	23,388	Ps.	53,684	Ps.	148,281

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(8,520)	Ps.	1,997	Ps.	123	Ps.	(6,400)

The following table further explains changes in the gross carrying amount of the loan portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2017	Ps.	150,082,716	Ps.	8,263,660	Ps.	8,026,341	Ps.	166,372,717
Transfers:
Transfer from stage 1 to stage 2		(11,834,692)		11,834,692		—		—
Transfer from stage 1 to stage 3		(2,023,042)		—		2,023,042		—
Transfer from stage 2 to stage 3		—		(4,493,810)		4,493,810		—
Transfer from stage 2 to stage 1		7,343,231		(7,343,231)		—		—
Transfer from stage 3 to stage 2		—		761,405		(761,405)		—
Transfer from stage 3 to stage 1		621,006		—		(621,006)		—
Increase in loan portfolio and borrowing costs		101,799,568		1,668,101		1,839,318		105,306,987
Decrease in loan portfolio and borrowing costs		(91,600,857)		(3,125,167)		(2,502,517)		(97,228,541)
Increase-decrease in interest		(411,754)		20,034		436,617		44,897
Increase-decrease in other receivables associated with loans		11,867		2,289		7,651		21,807
Write-offs		(312,350)		(120,592)		(2,716,048)		(3,148,990)
Entity deconsolidation		—		—		2,019		2,019
FX and other movements		5,211,099		253,756		46,090		5,510,945
Total portfolio as of December 31, 2018	Ps.	158,886,792	Ps.	7,721,137	Ps.	10,273,912	Ps.	176,881,841
Transfers:
Transfer from stage 1 to stage 2		(11,790,121)		11,790,121		—		—
Transfer from stage 1 to stage 3		(1,632,972)		—		1,632,972		—
Transfer from stage 2 to stage 3		—		(4,150,773)		4,150,773		—
Transfer from stage 2 to stage 1		6,281,477		(6,281,477)		—		—
Transfer from stage 3 to stage 2		—		743,373		(743,373)		—
Transfer from stage 3 to stage 1		582,523		—		(582,523)		—
Increase in loan portfolio and borrowing costs		122,342,873		1,060,008		2,542,813		125,945,694
Decrease in loan portfolio and borrowing costs		(111,122,212)		(2,838,645)		(3,549,578)		(117,510,435)
Increase-decrease in interest		75,349		(20,355)		561,898		616,892
Increase-decrease in other receivables associated with loans		7,919		(534)		9,784		17,169
Write-offs		(38,750)		(44,961)		(4,633,236)		(4,716,947)
FX and other movements		613,810		78,913		201,177		893,900
Total portfolio as of December 31, 2019	Ps.	164,206,688	Ps.	8,056,807	Ps.	9,864,619	Ps.	182,128,114

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The total loan portfolio is composed of commercial loans, consumer loans, mortgage loans, microcredit loans and financial leasing loan. The following tables show the movement in provision and gross amounts of these portfolios separately:

Commercial loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	492,561	Ps.	91,930	Ps.	2,074,831	Ps.	2,659,322
IFRS 9 adoption (1)		122,996		100,438		33,639		257,073
Loss allowance as of January 1, 2018 – IFRS 9		615,557		192,368		2,108,470		2,916,395
Transfers:
Transfer from stage 1 to stage 2		(26,155)		26,155		—		—
Transfer from stage 1 to stage 3		(57,241)		—		57,241		—
Transfer from stage 2 to stage 3		—		(141,368)		141,368		—
Transfer from stage 3 to stage 2		—		17,836		(17,836)		—
Transfer from stage 2 to stage 1		65,954		(65,954)		—		—
Transfer from stage 3 to stage 1		30,590		—		(30,590)		—
Net remeasurement of loss allowance (4)		(150,806)		153,621		1,013,822		1,016,637
New financial assets originated or purchased		419,719		37,317		68,127		525,163
Financial assets that have been derecognized		(221,935)		(24,707)		(123,509)		(370,151)
Unwind of discount (2)		31,974		(2,615)		239,515		268,874
FX and other movements		4,707		—		13,098		17,805
Write-offs		(16,636)		(2,020)		(418,618)		(437,274)
Loss allowance as of December 31, 2018	Ps.	695,728	Ps.	190,633	Ps.	3,051,088	Ps.	3,937,449
Transfers:
Transfer from stage 1 to stage 2		(35,269)		35,269		—		—
Transfer from stage 1 to stage 3		(22,792)		—		22,792		—
Transfer from stage 2 to stage 3		—		(90,108)		90,108		—
Transfer from stage 3 to stage 2		—		16,665		(16,665)		—
Transfer from stage 2 to stage 1		38,767		(38,767)		—		—
Transfer from stage 3 to stage 1		17,627		—		(17,627)		—
Net remeasurement of loss allowance (4)		(162,639)		84,562		1,282,741		1,204,664
New financial assets originated or purchased		315,737		22,634		99,731		438,102
Financial assets that have been derecognized		(217,319)		(39,985)		(150,245)		(407,549)
Unwind of discount (2)		280		2,136		368,303		370,719
FX and other movements		14,943		8,443		(26,379)		(2,993)
Write-offs (3)		(2,224)		(785)		(1,798,053)		(1,801,062)
Loss allowance as of December 31, 2019	Ps.	642,839	Ps.	190,697	Ps.	2,905,794	Ps.	3,739,330

(1)Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C).

(2)The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(3)    Includes write-offs of Electricaribe Ps. 804,292 and Tranzit Ps. 103,508.

(4)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2018 versus parameters as of December 31, 2019 and the loan portfolio as of December 31, 2019.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	57,078	Ps.	12,301	Ps.	36,166	Ps.	105,545

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	34,411	Ps.	(8,050)	Ps.	16,362	Ps.	42,723

At December 31, 2019 the loss allowance related with CRDS was at 100% of exposure amounts to 761,993.

On August 6, 2019, An Arbitration Tribunal of the Chamber of Commerce of Bogotá, declared the nullity of the Concession Contract N° 001 of 2010, its amendments and other contractual agreements, entered into by and between  the former Instituto Nacional de Concesiones – INCO (now ANI) and Concesionaria Ruta del Sol S.A.S (CRDS) for the

construction of Project Ruta del Sol 2.

As a result, the Arbitration Tribunal established an amount of TWO HUNDRED ELEVEN THOUSAND TWO HUNDRED SEVENTY-THREE MILLION PESOS (Ps. 211,273), as the value that ANI shall recognize CRDS for the benefit of its third-party good faith creditors. This amount, added to the two payments received by the creditor banks in December 2017 and January 2019 for a total of 1.42 trillion pesos, result in a liquidation value of at least 1.63 trillion pesos for the Concession Contract N° 001 of 2010, for the construction of Project Ruta del Sol 2.

Episol, the banking subsidiaries of Grupo Aval and other parties to these proceeding timely filed appeals for annulment of the award that must be resolved by the Consejo de Estado (Colombia’s Supreme Court on for administrative matters)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following table further explains changes in the gross carrying amount of the commercial portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2017	Ps.	82,949,511	Ps.	2,104,840	Ps.	4,722,249	Ps.	89,776,600
Transfers:
Transfer from stage 1 to stage 2		(2,402,189)		2,402,189		—		—
Transfer from stage 1 to stage 3		(1,239,079)		—		1,239,079		—
Transfer from stage 2 to stage 3		—		(1,347,289)		1,347,289		—
Transfer from stage 2 to stage 1		1,267,680		(1,267,680)		—		—
Transfer from stage 3 to stage 2		—		158,589		(158,589)		—
Transfer from stage 3 to stage 1		193,843		—		(193,843)		—
Increase in loan portfolio and borrowing costs		61,745,704		376,146		483,805		62,605,655
Decrease in loan portfolio and borrowing costs		(60,678,433)		(798,958)		(693,653)		(62,171,044)
Increase-decrease in interest		(419,897)		(7,241)		276,864		(150,274)
Increase-decrease in other receivables associated with loans		3,025		733		1,065		4,823
Write-offs		(16,636)		(2,020)		(418,618)		(437,274)
FX and other movements		2,814,940		44,303		62,296		2,921,539
Total portfolio as of December 31, 2018	Ps.	84,218,469	Ps.	1,663,612	Ps.	6,667,944	Ps.	92,550,025
Transfers:
Transfer from stage 1 to stage 2		(3,007,313)		3,007,313		—		—
Transfer from stage 1 to stage 3		(971,916)		—		971,916		—
Transfer from stage 2 to stage 3		—		(909,907)		909,907		—
Transfer from stage 2 to stage 1		924,096		(924,096)		—		—
Transfer from stage 3 to stage 2		—		148,025		(148,025)		—
Transfer from stage 3 to stage 1		212,841		—		(212,841)		—
Increase in loan portfolio and borrowing costs		70,008,205		(156,035)		1,023,714		70,875,884
Decrease in loan portfolio and borrowing costs		(68,610,454)		(440,971)		(2,051,193)		(71,102,618)
Increase-decrease in interest		(18,016)		(9,680)		383,393		355,697
Increase-decrease in other receivables associated with loans		(2,697)		(699)		1,998		(1,398)
Write-offs		(2,224)		(785)		(1,798,053)		(1,801,062)
FX and other movements		324,141		15,482		90,568		430,191
Total portfolio as of December 31, 2019	Ps.	83,075,132	Ps.	2,392,259	Ps.	5,839,328	Ps.	91,306,719

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Consumer loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	656,042	Ps.	446,698	Ps.	1,354,051	Ps.	2,456,791
IFRS 9 adoption (1)		336,656		426,136		32,986		795,778
Loss allowance as of January 1, 2018 – IFRS 9		992,698		872,834		1,387,037		3,252,569
Transfers:
Transfer from stage 1 to stage 2		(209,235)		209,235		—		—
Transfer from stage 1 to stage 3		(149,571)		—		149,571		—
Transfer from stage 2 to stage 3		—		(432,509)		432,509		—
Transfer from stage 3 to stage 2		—		77,046		(77,046)		—
Transfer from stage 2 to stage 1		209,168		(209,168)		—		—
Transfer from stage 3 to stage 1		137,887		-		(137,887)		—
Net remeasurement of loss allowance (3)		78,253		518,410		1,855,935		2,452,598
New financial assets originated or purchased		543,690		113,235		75,181		732,106
Financial assets that have been derecognized		(315,442)		(139,703)		(145,775)		(600,920)
Unwind of discount (2)		474		(514)		80,214		80,174
FX and other movements		(7)		—		52,807		52,800
Write-offs		(289,525)		(118,310)		(2,119,181)		(2,527,016)
Loss allowance as of December 31, 2018	Ps.	998,390	Ps.	890,556	Ps.	1,553,365	Ps.	3,442,311
Transfers:
Transfer from stage 1 to stage 2		(177,237)		177,237		—		—
Transfer from stage 1 to stage 3		(96,220)		—		96,220		—
Transfer from stage 2 to stage 3		—		(423,340)		423,340		—
Transfer from stage 3 to stage 2		—		73,246		(73,246)		—
Transfer from stage 2 to stage 1		248,331		(248,331)		—		—
Transfer from stage 3 to stage 1		86,563		—		(86,563)		—
Net remeasurement of loss allowance (3)		(142,334)		491,096		2,186,645		2,535,407
New financial assets originated or purchased		299,809		92,985		68,464		461,258
Financial assets that have been derecognized		(141,025)		(192,886)		(15,644)		(349,555)
Unwind of discount (2)		—		19		89,525		89,544
FX and other movements		35,616		34,874		(32,483)		38,007
Write-offs		(35,743)		(43,805)		(2,588,844)		(2,668,392)
Loss allowance as of December 31, 2019	Ps.	1,076,150	Ps.	851,651	Ps.	1,620,779	Ps.	3,548,580

(1)Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C).

(2) The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance).

(3)      This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2018 versus parameters as of December 31, 2019 and the loan portfolio as of December 31, 2019.

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	9,044	Ps.	4,268	Ps.	(2,890)	Ps.	10,422

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(51,642)	Ps.	20,671	Ps.	(7,473)	Ps.	(38,444)

The following table further explains changes in the gross carrying amount of the consumer portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2017	Ps.	43,867,292	Ps.	3,997,655	Ps.	2,291,183	Ps.	50,156,130
Transfers:
Transfer from stage 1 to stage 2		(7,335,328)		7,335,328		—		—
Transfer from stage 1 to stage 3		(457,632)		—		457,632		—
Transfer from stage 2 to stage 3		—		(2,585,329)		2,585,329		—
Transfer from stage 2 to stage 1		4,071,520		(4,071,520)		—		—
Transfer from stage 3 to stage 2		—		483,063		(483,063)		—
Transfer from stage 3 to stage 1		294,316		—		(294,316)		—
Increase in loan portfolio and borrowing costs		33,889,281		1,237,315		1,274,414		36,401,010
Decrease in loan portfolio and borrowing costs		(26,900,608)		(2,021,809)		(1,567,071)		(30,489,488)
Increase-decrease in interest		12,566		12,728		83,646		108,940
Increase-decrease in other receivables associated with loans		2,332		844		2,677		5,853
Write-offs		(289,525)		(118,310)		(2,119,181)		(2,527,016)
FX and other movements		1,470,959		96,499		(22,306)		1,545,152
Total portfolio as of December 31, 2018	Ps.	48,625,173	Ps.	4,366,464	Ps.	2,208,944	Ps.	55,200,581
Transfers:
Transfer from stage 1 to stage 2		(6,677,240)		6,677,240		—		—
Transfer from stage 1 to stage 3		(378,855)		—		378,855		—
Transfer from stage 2 to stage 3		—		(2,662,543)		2,662,543		—
Transfer from stage 2 to stage 1		3,963,436		(3,963,436)		—		—
Transfer from stage 3 to stage 2		—		472,001		(472,001)		—
Transfer from stage 3 to stage 1		222,132		—		(222,132)		—
Increase in loan portfolio and borrowing costs		44,592,760		1,068,552		1,388,079		47,049,391
Decrease in loan portfolio and borrowing costs		(37,145,214)		(2,058,852)		(1,208,318)		(40,412,384)
Increase-decrease in interest		78,352		(4,327)		122,797		196,822
Increase-decrease in other receivables associated with loans		2,870		(143)		3,746		6,473
Write-offs		(35,743)		(43,805)		(2,588,844)		(2,668,392)
FX and other movements		73,657		42,397		99,384		215,438
Total portfolio as of December 31, 2019	Ps.	53,321,328	Ps.	3,893,548	Ps.	2,373,053	Ps.	59,587,929

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Mortgage loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	14,501	Ps.	20,032	Ps.	96,349	Ps.	130,882
IFRS 9 adoption (1)		6,227		41,690		8,279		56,196
Loss allowance as of January 1, 2018 – IFRS 9		20,728		61,722		104,628		187,078
Transfers:
Transfer from stage 1 to stage 2		(7,711)		7,711		—		—
Transfer from stage 1 to stage 3		(1,558)		—		1,558		—
Transfer from stage 2 to stage 3		—		(21,022)		21,022		—
Transfer from stage 3 to stage 2		—		6,872		(6,872)		—
Transfer from stage 2 to stage 1		20,072		(20,072)		—		—
Transfer from stage 3 to stage 1		2,749		—		(2,749)		—
Net remeasurement of loss allowance (3)		(3,510)		45,162		73,385		115,037
New financial assets originated or purchased		8,999		2,047		47		11,093
Financial assets that have been derecognized		(4,131)		(8,742)		(6,386)		(19,259)
Unwind of discount (2)		110		(143)		4,581		4,548
FX and other movements		—		—		4,946		4,946
Write-offs		(561)		(74)		(45,565)		(46,200)
Loss allowance balance as of December 31, 2018		35,187		73,461		148,595		257,243
Transfers:
Transfer from stage 1 to stage 2		(4,605)		4,605		—		—
Transfer from stage 1 to stage 3		(693)		—		693		—
Transfer from stage 2 to stage 3		—		(22,042)		22,042		—
Transfer from stage 3 to stage 2		—		6,965		(6,965)		—
Transfer from stage 2 to stage 1		21,080		(21,080)		—		—
Transfer from stage 3 to stage 1		3,837		—		(3,837)		—
Net remeasurement of loss allowance (3)		(19,923)		32,334		109,804		122,215
New financial assets originated or purchased		8,995		183		(164)		9,014
Financial assets that have been derecognized		(709)		(6,683)		(3,265)		(10,657)
Unwind of discount (2)		—		—		6,340		6,340
FX and other movements		805		5,502		(11,820)		(5,513)
Write-offs		(482)		(136)		(71,787)		(72,405)
Loss allowance as of December 31, 2019	Ps.	43,492	Ps.	73,109	Ps.	189,636	Ps.	306,237

(1)     Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C)

(2)   The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the   amortized cost (after deducting the ECL allowance)

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2018 versus parameters as of December 31, 2019 and the loan portfolio as of December 31, 2019.

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	2,064	Ps.	5,674	Ps.	21,527	Ps.	29,265

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	2,543	Ps.	(4,263)	Ps.	(8,823)	Ps.	(10,543)

The following table further explains changes in the gross carrying amount of the mortgage portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2017	Ps.	13,260,166	Ps.	1,577,671	Ps.	263,162	Ps.	15,100,999
Transfers:
Transfer from stage 1 to stage 2		(1,662,941)		1,662,941		—		—
Transfer from stage 1 to stage 3		(9,776)		—		9,776		—
Transfer from stage 2 to stage 3		—		(362,596)		362,596		—
Transfer from stage 2 to stage 1		1,630,238		(1,630,238)		—		—
Transfer from stage 3 to stage 2		—		94,175		(94,175)		—
Transfer from stage 3 to stage 1		66,713		—		(66,713)		—
Increase in loan portfolio and borrowing costs		3,136,074		32,904		3,571		3,172,549
Decrease in loan portfolio and borrowing costs		(1,596,155)		(158,726)		(66,079)		(1,820,960)
Increase-decrease in interest		1,142		7,857		5,342		14,341
Increase-decrease in other receivables associated with loans		19		28		104		151
Write-offs		(561)		(74)		(45,565)		(46,200)
FX and other movements		741,139		111,799		5,544		858,482
Total portfolio as of December 31, 2018	Ps.	15,566,058	Ps.	1,335,741	Ps.	377,563	Ps.	17,279,362
Transfers:
Transfer from stage 1 to stage 2		(1,571,950)		1,571,950		—		—
Transfer from stage 1 to stage 3		(13,719)		—		13,719		—
Transfer from stage 2 to stage 3		—		(439,320)		439,320		—
Transfer from stage 2 to stage 1		1,157,647		(1,157,647)		—		—
Transfer from stage 3 to stage 2		—		96,627		(96,627)		—
Transfer from stage 3 to stage 1		100,956		—		(100,956)		—
Increase in loan portfolio and borrowing costs		3,931,507		74,769		57,746		4,064,022
Decrease in loan portfolio and borrowing costs		(2,473,480)		(192,589)		(63,058)		(2,729,127)
Increase-decrease in interest		11,151		(7,594)		(16,506)		(12,949)
Increase-decrease in other receivables associated with loans		78		195		220		493
Write-offs		(482)		(136)		(71,787)		(72,405)
FX and other movements		104,234		17,163		10,596		131,993
Total portfolio as of December 31, 2019	Ps.	16,812,000	Ps.	1,299,159	Ps.	550,230	Ps.	18,661,389

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Microcredit loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	21,421	Ps.	7,477	Ps.	45,269	Ps.	74,167
IFRS 9 adoption (1)		525		10,591		2		11,118
Loss allowance as of January 1, 2018 – IFRS 9		21,946		18,068		45,271		85,285
Transfers:
Transfer from stage 1 to stage 2		(8,298)		8,298		—		—
Transfer from stage 1 to stage 3		(2,599)		—		2,599		—
Transfer from stage 2 to stage 3		—		(30,052)		30,052		—
Transfer from stage 3 to stage 2		—		1,961		(1,961)		—
Transfer from stage 2 to stage 1		6,305		(6,305)		—		—
Transfer from stage 3 to stage 1		6,062		—		(6,062)		—
Net remeasurement of loss allowance (3)		(8,285)		20,392		9,625		21,732
New financial assets originated or purchased		16,095		626		—		16,721
Financial assets that have been derecognized		(2,397)		(600)		(861)		(3,858)
Unwind of discount (2)		103		(381)		8,266		7,988
Write-offs		(5,584)		(45)		(34,062)		(39,691)
Loss allowance balance as of December 31, 2018	Ps.	23,348	Ps.	11,962	Ps.	52,867	Ps.	88,177
Transfers:
Transfer from stage 1 to stage 2		(9,148)		9,148		—		—
Transfer from stage 1 to stage 3		(3,145)		—		3,145		—
Transfer from stage 2 to stage 3		—		(23,678)		23,678		—
Transfer from stage 3 to stage 2		—		2,539		(2,539)		—
Transfer from stage 2 to stage 1		5,854		(5,854)		—		—
Transfer from stage 3 to stage 1		945		—		(945)		—
Net remeasurement of loss allowance (3)		(3,610)		17,500		20,107		33,997
New financial assets originated or purchased		13,021		651		7		13,679
Financial assets that have been derecognized		(2,348)		(266)		(122)		(2,736)
Unwind of discount (2)		—		—		10,456		10,456
Write-offs		(123)		(83)		(53,542)		(53,748)
Loss allowance as of December 31, 2019	Ps.	24,794	Ps.	11,919	Ps.	53,112	Ps.	89,825

(1)    Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is no restated. See Notes 2 (2.4) (C)

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the         amortized cost (after deducting the ECL allowance)

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2018 versus parameters as of December 31, 2019 and the loan portfolio as of December 31, 2019.

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	1,207	Ps.	(188)	Ps.	(531)	Ps.	488

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	541	Ps.	(5,338)	Ps.	47	Ps.	(4,750)

The following table further explains changes in the gross carrying amount of the microcredit portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2017	Ps.	333,346	Ps.	28,381	Ps.	47,961	Ps.	409,688
Transfers:
Transfer from stage 1 to stage 2		(57,561)		57,561		—		—
Transfer from stage 1 to stage 3		(14,127)		—		14,127		—
Transfer from stage 2 to stage 3		—		(46,429)		46,429		—
Transfer from stage 2 to stage 1		14,370		(14,370)		—		—
Transfer from stage 3 to stage 2		—		4,213		(4,213)		—
Transfer from stage 3 to stage 1		9,506		—		(9,506)		—
Increase in loan portfolio and borrowing costs		302,414		1,938		23,729		328,081
Decrease in loan portfolio and borrowing costs		(240,686)		(6,667)		(38,132)		(285,485)
Increase-decrease in interest		3,044		792		9,268		13,104
Write-offs		(5,584)		(45)		(34,062)		(39,691)
Total portfolio as of December 31, 2018	Ps.	344,722	Ps.	25,374	Ps.	55,601	Ps.	425,697
Transfers:
Transfer from stage 1 to stage 2		(60,329)		60,329		—		—
Transfer from stage 1 to stage 3		(15,698)		—		15,698		—
Transfer from stage 2 to stage 3		—		(47,227)		47,227		—
Transfer from stage 2 to stage 1		13,553		(13,553)		—		—
Transfer from stage 3 to stage 2		—		4,530		(4,530)		—
Transfer from stage 3 to stage 1		1,795		—		(1,795)		—
Increase in loan portfolio and borrowing costs		301,822		2,239		36,150		340,211
Decrease in loan portfolio and borrowing costs		(258,304)		(7,537)		(46,651)		(312,492)
Increase-decrease in interest		2,484		729		7,439		10,652
Write-offs		(123)		(83)		(53,542)		(53,748)
Total portfolio as of December 31, 2019	Ps.	329,922	Ps.	24,801	Ps.	55,597	Ps.	410,320

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Financial leasing loan portfolio

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	42,838	Ps.	17,447	Ps.	237,034	Ps.	297,319
IFRS 9 adoption (1)		23,713		17,882		1,249		42,844
Loss allowance as of January 1, 2018 – IFRS 9		66,551		35,329		238,283		340,163
Transfers:
Transfer from stage 1 to stage 2		(3,632)		3,632		—		—
Transfer from stage 1 to stage 3		(3,573)		—		3,573		—
Transfer from stage 2 to stage 3		—		(6,981)		6,981		—
Transfer from stage 3 to stage 2		—		3,616		(3,616)		—
Transfer from stage 2 to stage 1		13,169		(13,169)		—		—
Transfer from stage 3 to stage 1		6,445		—		(6,445)		—
Net remeasurement of loss allowance (3)		(5,673)		9,188		241,806		245,321
New financial assets originated or purchased		23,481		3,095		10,406		36,982
Financial assets that have been derecognized		(24,519)		(3,977)		(47,021)		(75,517)
Unwind of discount (2)		13		(156)		20,542		20,399
FX and other movements		3		—		158		161
Entity deconsolidation		—		—		2,307		2,307
Write-offs		(44)		(143)		(98,622)		(98,809)
Loss allowance balance as of December 31, 2018	Ps.	72,221	Ps.	30,434	Ps.	368,352	Ps.	471,007
Transfers:
Transfer from stage 1 to stage 2		(5,213)		5,213		—		—
Transfer from stage 1 to stage 3		(9,950)		—		9,950		—
Transfer from stage 2 to stage 3		—		(8,681)		8,681		—
Transfer from stage 3 to stage 2		—		5,087		(5,087)		—
Transfer from stage 2 to stage 1		9,413		(9,413)		—		—
Transfer from stage 3 to stage 1		5,996		—		(5,996)		—
Net remeasurement of loss allowance (3)		(24,072)		6,610		96,786		79,324
New financial assets originated or purchased		21,475		3,237		35,444		60,156
Financial assets that have been derecognized		(5,189)		(1,308)		(8,081)		(14,578)
Unwind of discount (2)		—		—		27,378		27,378
FX and other movements		1,360		329		(1,811)		(122)
Write-offs		(178)		(152)		(121,010)		(121,340)
Loss allowance as of December 31, 2019	Ps.	65,863	Ps.	31,356	Ps.	404,606	Ps.	501,825

(1)    Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C)

(2)    The unwind of discount on Stage 3 financial assets is reported within "interest income" so that interest income is recognized on the amortized cost (after deducting the ECL allowance)

(3)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2018 versus parameters as of December 31, 2019 and the loan portfolio as of December 31, 2019.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	1,816	Ps.	1,333	Ps.	(588)	Ps.	2,561

December 31, 2018
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	5,627	Ps.	(1,023)	Ps.	10	Ps.	4,614

The following table further explains changes in the gross carrying amount of the financial lease portfolio to help explain their significance to the changes in the allowance for the same portfolio as discussed above:

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Total portfolio as of December 31, 2017	Ps.	9,672,401	Ps.	555,113	Ps.	701,786	Ps.	10,929,300
Transfers:
Transfer from stage 1 to stage 2		(376,673)		376,673		—		—
Transfer from stage 1 to stage 3		(302,428)		—		302,428		—
Transfer from stage 2 to stage 3		—		(152,167)		152,167		—
Transfer from stage 2 to stage 1		359,423		(359,423)		—		—
Transfer from stage 3 to stage 2		—		21,365		(21,365)		—
Transfer from stage 3 to stage 1		56,628		—		(56,628)		—
Increase in loan portfolio and borrowing costs		2,726,095		19,798		53,799		2,799,692
Decrease in loan portfolio and borrowing costs		(2,184,975)		(139,007)		(137,582)		(2,461,564)
Increase-decrease in interest		(8,609)		5,898		61,497		58,786
Increase-decrease in other receivables associated with loans		6,491		684		3,805		10,980
Write-offs		(44)		(143)		(98,622)		(98,809)
Entity deconsolidation		—		—		2,019		2,019
FX and other movements		184,061		1,155		556		185,772
Total portfolio as of December 31, 2018	Ps.	10,132,370	Ps.	329,946	Ps.	963,860	Ps.	11,426,176
Transfers:
Transfer from stage 1 to stage 2		(473,289)		473,289		—		—
Transfer from stage 1 to stage 3		(252,784)		—		252,784		—
Transfer from stage 2 to stage 3		—		(91,776)		91,776		—
Transfer from stage 2 to stage 1		222,745		(222,745)		—		—
Transfer from stage 3 to stage 2		—		22,190		(22,190)		—
Transfer from stage 3 to stage 1		44,799		—		(44,799)		—
Increase in loan portfolio and borrowing costs		3,508,579		70,483		37,124		3,616,186
Decrease in loan portfolio and borrowing costs		(2,634,760)		(138,696)		(180,358)		(2,953,814)
Increase-decrease in interest		1,378		517		64,775		66,670
Increase-decrease in other receivables associated with loans		7,668		113		3,820		11,601
Write-offs		(178)		(152)		(121,010)		(121,340)
FX and other movements		111,778		3,871		629		116,278
Total portfolio as of December 31, 2019	Ps.	10,668,306	Ps.	447,040	Ps.	1,046,411	Ps.	12,161,757

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Investments in debt securities at FVOCI

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	—	Ps.	—	Ps.	71,708	Ps.	71,708
IFRS 9 adoption (1)		18,665		31,714		5,819		56,198
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	18,665	Ps.	31,714	Ps.	77,527	Ps.	127,906
Transfers:
Transfer from stage 1 to stage 2		(272)		272		—		—
Net remeasurement of loss allowance (2)		(2,361)		(28)		18,158		15,769
New financial assets originated or purchased		12,018		450		—		12,468
Financial assets that have been derecognized		(7,937)		(2,688)		(49,421)		(60,046)
FX and other movements		644		2,260		16		2,920
Loss allowance balance as of December 31, 2018	Ps.	20,757	Ps.	31,980	Ps.	46,280	Ps.	99,017
Net remeasurement of loss allowance (2)		(7,696)		(3,564)		(55)		(11,315)
New financial assets originated or purchased		34,575		—		—		34,575
Financial assets that have been derecognized		(3,729)		(27,440)		(45,602)		(76,771)
FX and other movements		(9,827)		(976)		(623)		(11,426)
Loss allowance as of December 31, 2019	Ps.	34,080	Ps.	—	Ps.	—	Ps.	34,080

(1)    Grupo Aval has initially adopted IFRS9 as of January 1,2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C)

(2)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2018 versus parameters as of December 31, 2019 and the loan portfolio as of December 31, 2019.

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	(1,709)	Ps.	—	Ps.	—	Ps.	(1,709)

December 31, 2018
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	198	Ps.	—	Ps.	—	Ps.	198

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Investments in debt securities at amortized cost

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	—	Ps.	—	Ps.	—	Ps.	—
IFRS 9 adoption (1)		672		—		—		672
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	672	Ps.	—	Ps.	—	Ps.	672
Net remeasurement of loss allowance (2)		(90)		—		—		(90)
New financial assets originated or purchased		59		—		—		59
Financial assets that have been derecognized		(667)		—		—		(667)
FX and other movements		97		—		—		97
Loss allowance balance as of December 31, 2018	Ps.	71	Ps.	—	Ps.	—	Ps.	71
Net remeasurement of loss allowance (2)		(615)		—		—		(615)
New financial assets originated or purchased		1,353		—		—		1,353
Financial assets that have been derecognized		(64)		—		—		(64)
FX and other movements		(8)		—		—		(8)
Loss allowance as of December 31, 2019	Ps.	737	Ps.	—	Ps.	—	Ps.	737

(1)    Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C)

(2)    This amount includes impact of the measurement of ECL due to changes made in PDs/LGDs/EADs and changes made to model assumptions and methodologies from the opening to the closing balance. The following table shows the impact by stage estimated using all parameters as of December 31, 2018 versus parameters as of December 31,2019 and the loan portfolio as of December 31,2019.

December 31, 2019
		Stage 2		Stage 3
Stage 1		Lifetime ECL not		Lifetime ECL
12-month ECL		credit-impaired		credit-impaired		Total
Ps.	211	Ps.	—	Ps.	—	Ps.	211

December 31, 2018
			Stage 2		Stage 3
	Stage 1		Lifetime ECL not		Lifetime ECL
	12-month ECL		credit-impaired		credit-impaired		Total
Ps.	3	Ps.	—	Ps.	—	Ps.	3

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Other accounts receivable

General approach

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	12,911	Ps.	5,909	Ps.	70,611	Ps.	89,431
IFRS 9 adoption (1)		4,021		3,751		1,797		9,569
Loss allowance as of January 1, 2018 – IFRS 9		16,932		9,660		72,408		99,000
Net remeasurement of loss allowance		19,439		1,901		(6,081)		15,259
FX and other movements		(2)		—		—		(2)
Write-offs		(16,669)		—		—		(16,669)
Loss allowance as of December 31, 2018	Ps.	19,700	Ps.	11,561	Ps.	66,327	Ps.	97,588
Transfers stages
Transfer from Stage 1 to Stage 3		(19,176)		—		19,176		—
Transfer from Stage 2 to Stage 3		—		(754)		754		—
Net remeasurement of loss allowance		8,062		4,160		28,041		40,263
FX and other movements		(21)		(6)		(23)		(50)
Approach change		8,996		(1,421)		(10,170)		(2,595)
Write-offs		(4,208)		(534)		(17,308)		(22,050)
Loss allowance as of December 31, 2019	Ps.	13,353	Ps.	13,006	Ps.	86,797	Ps.	113,156

(1)   Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C)

Simplified approach

	Loss allowance
Balance as of December 31, 2017- IAS 39	Ps.	137,431
IFRS 9 adoption (1)		9,338
Loss allowance as of January 1, 2018 – IFRS 9	Ps.	146,769
Entity deconsolidation		6,731
Provision charged to profit or loss		65,230
Recovery for partial payments from the clients		(12,373)
Write-offs		(47,309)
Exchange gains (losses) in foreign currency		255
Loss allowance as of December 31, 2018	Ps.	159,303
Entity deconsolidation		(56)
Provision charged to profit or loss		35,506
Recovery for partial payments from the clients		(11,129)
Write-offs		(13,097)
Approach change		2,595
Exchange gains (losses) in foreign currency		185
Loss allowance as of December 31, 2019	Ps.	173,307

(1)   Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Loan commitments and financial guarantee contracts

			Stage 2
			Lifetime		Stage 3
	Stage 1		ECL not		Lifetime
	12-month		credit-		ECL credit-
	ECL		impaired		impaired		Total
Loss allowance balance as of December 31, 2017- IAS 39	Ps.	23,922	Ps.	1,719	Ps.	4,034	Ps.	29,675
IFRS 9 adoption (1)		13,381		3,085		(249)		16,217
Loss allowance as of January 1, 2018 – IFRS 9		37,303		4,804		3,785		45,892
Transfers:
Transfer from stage 1 to stage 2		(2,350)		2,350		—		—
Transfer from stage 1 to stage 3		(2,167)		—		2,167		—
Transfer from stage 2 to stage 3		—		(156)		156		—
Transfer from stage 3 to stage 2		—		13		(13)		—
Transfer from stage 2 to stage 1		1,816		(1,816)		—		—
Transfer from stage 3 to stage 1		26		—		(26)		—
Net remeasurement of loss allowance		2,732		11,071		(5,009)		8,794
New loan commitments and financial guarantees issued		3,186		(1,909)		3,295		4,572
FX and other movements		169		1		—		170
Loss allowance as of December 31, 2018	Ps.	40,715	Ps.	14,358	Ps.	4,355	Ps.	59,428
Transfers:
Transfer from stage 1 to stage 2		(529)		529		—		—
Transfer from stage 1 to stage 3		(172)		—		172		—
Transfer from stage 2 to stage 3		—		(173)		173		—
Transfer from stage 3 to stage 2		—		—		—		—
Transfer from stage 2 to stage 1		8,116		(8,116)		—		—
Transfer from stage 3 to stage 1		3,582		—		(3,582)		—
Net remeasurement of loss allowance		(29,069)		(4,528)		(238)		(33,835)
New loan commitments and financial guarantees issued		22,613		875		627		24,115
FX and other movements		253		—		1		254
Loss allowance as of December 31, 2019	Ps.	45,509	Ps.	2,945	Ps.	1,508	Ps.	49,962

(1)   Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C)

4.1.6          Concentrations of credit risk

Loan portfolio

Policies to prevent excessive credit-risk concentration

In order to prevent excessive concentrations of credit risk at an individual, economic group, country or economic sectors level, each financial subsidiary of Grupo Aval maintains updated exposure thresholds to limit concentration. The exposure limit by a financial subsidiary of Grupo Aval to an individual client or economic group depends on the risk profile of the client (or economic group), the nature of the risk of the debtor and the experience of each financial subsidiary in a specific market or sector.

Concentration risk control is key to the risk management process. Grupo Aval´s financial subsidiaries monitor the degree of credit risk concentration by sector and customer group.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

Concentration by sector

Below is the credit portfolio distribution of Grupo Aval by economic sector as of December 31, 2019 and 2018:

Sector	December 31, 2019%			December 31, 2018%
Consumer services	Ps.	84,790,144	47%	Ps.	78,976,887	45%
Commercial services		37,925,996	21%		41,160,951	23%
Construction		11,550,042	6%		11,093,895	6%
Food, beverage and tobacco		8,941,375	5%		8,128,767	5%
Transportation and communications		6,504,746	4%		7,117,087	4%
Public services		5,470,918	3%		6,123,390	4%
Chemical production		5,847,362	3%		5,614,918	3%
Other industrial and manufacturing products		5,309,003	3%		4,859,538	3%
Agricultural		4,563,455	2%		4,201,518	2%
Government		4,905,685	3%		3,868,987	2%
Trade and tourism		2,475,550	1%		2,353,139	1%
Mining products and oil		1,520,420	1%		1,094,718	1%
Other		2,323,418	1%		2,288,046	1%
Total of each economic sector	Ps.	182,128,114	100%	Ps.	176,881,841	100%

Concentration by location

The detail of credit risk at the level of Grupo Aval in the different geographic areas determined according to the domicile of the debtor, without taking into consideration loan loss provisions as of December 31, 2019 and 2018 is as follows:

December 31, 2019	Commercial		Consumer		Mortgages		Microcredit		Finance leases (1)		Total
Colombia	Ps.	60,862,993	Ps.	39,442,151	Ps.	7,548,152	Ps.	410,320	Ps.	11,191,474	Ps.	119,455,090
Costa Rica		5,178,529		5,388,382		4,525,877		—		788,798		15,881,586
Panamá		5,402,278		5,900,357		2,444,897		—		83,198		13,830,730
Guatemala		6,174,541		2,881,174		1,805,626		—		52,051		10,913,392
Honduras		3,799,684		2,322,700		964,977		—		34,125		7,121,486
El Salvador		2,488,579		2,778,912		978,368		—		6,639		6,252,498
United States		4,853,155		13		—		—		—		4,853,168
Nicaragua		1,791,156		873,900		393,492		—		5,472		3,064,020
Other countries		755,804		340		—		—		—		756,144
Total gross loan portfolio	Ps.	91,306,719	Ps.	59,587,929	Ps.	18,661,389	Ps.	410,320	Ps.	12,161,757	Ps.	182,128,114

(1)	See Note 4.1.1

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2018	Commercial		Consumer		Mortgages		Microcredit		Finance leases (1)		Total
Colombia	Ps.	63,694,588	Ps.	35,912,585	Ps.	6,672,612	Ps.	425,697	Ps.	10,466,569	Ps.	117,172,051
Costa Rica		4,860,338		5,190,354		4,343,247		—		802,601		15,196,540
Panamá		5,464,198		5,618,362		2,381,741		—		109,927		13,574,228
Guatemala		5,536,851		2,593,606		1,617,341		—		31,786		9,779,584
Honduras		3,528,929		2,085,005		857,799		—		3,247		6,474,980
El Salvador		2,214,411		2,636,766		969,731		—		6,630		5,827,538
United States		4,549,526		742		—		—		—		4,550,268
Nicaragua		1,947,643		1,163,054		436,891		—		5,416		3,553,004
Other countries		753,541		107		—		—		—		753,648
Total gross loan portfolio	Ps.	92,550,025	Ps.	55,200,581	Ps.	17,279,362	Ps.	425,697	Ps.	11,426,176	Ps.	176,881,841

(1)	See Note 4.1.1

Concentration by currency

The classification of loan portfolio by type of currency is as follows:

December 31, 2019	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	55,647,778	Ps.	35,658,941	Ps.	91,306,719
Consumer		39,382,167		20,205,762		59,587,929
Residential mortgage		7,547,978		11,113,411		18,661,389
Microcredit		410,320		—		410,320
Financial leasing (1)		10,043,443		2,118,314		12,161,757
Total gross loan portfolio	Ps.	113,031,686	Ps.	69,096,428	Ps.	182,128,114

December 31, 2018	Colombian Pesos		Foreign currency		Total
Commercial	Ps.	57,651,220	Ps.	34,898,805	Ps.	92,550,025
Consumer		35,848,422		19,352,159		55,200,581
Residential mortgage		6,672,423		10,606,939		17,279,362
Microcredit		425,697		—		425,697
Financial leasing (1)		9,260,989		2,165,187		11,426,176
Total gross loan portfolio	Ps.	109,858,751	Ps.	67,023,090	Ps.	176,881,841

(1)    See Note 4.1.1

Dollar is the maximum participation for loan portfolio in foreign currency with 37.9%, equivalent to U.S 21,084 million dollars.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Investment debt securities

Grupo Aval entities monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of credit risk from investment securities is shown below.

Concentration by sector

Trading debt securities (see note 8.1)

The balance of financial assets in investments in trading debt securities includes the following as of December 31 2019 and 2018:

	December 31,		December 31,
	2019		2018
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	2,424,033	Ps.	2,210,108
Securities issued or secured by other Colombian Government entities		175,794		108,072
Securities issued or secured by other financial entities		1,402,094		972,789
Securities issued or secured by non-financial sector entities		33,942		29,122
Others		31,143		1,086
	Ps.	4,067,006	Ps.	3,321,177

In foreign currency
Securities issued or secured by Colombian Government		1,727		60,534
Securities issued or secured by other Colombian Government entities		—		20,473
Securities issued or secured by foreign Governments		139,534		98,155
Securities issued or secured by central banks		13,966		12,914
Securities issued or secured by other financial entities		448,328		245,962
Others		2,552		3,763
	Ps.	606,107	Ps.	441,801
Total trading debt securities	Ps.	4,673,113	Ps.	3,762,978

Investments in debt securities mandatorily at FVTPL (see note 9.1)

The balance of financial assets in investments in debt securities mandatorily at FVTPL includes the following as of December 31 2019 and 2018:

	December 31,		December 31,
	2019		2018
In Colombian Pesos
Others		10,102		31,256
Total debt securities mandatorily at FVTPL	Ps.	10,102	Ps.	31,256

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Investments in debt securities at FVOCI

The balance of financial assets in investments in debt securities at FVOCI includes the following as of December 31, 2019 and 2018

	December 31,		December 31,
	2019		2018
In Colombian Pesos
Securities issued or secured by Colombian Government	Ps.	9,834,271	Ps.	9,256,358
Securities issued or secured by other Colombian Government entities		260,213		194,933
Securities issued or secured by other financial entities		495,863		388,019
Securities issued or secured by non-financial sector entities		25,733		27,708
Others		50,690		—
	Ps.	10,666,770	Ps.	9,867,018
In foreign currency
Securities issued or secured by Colombian Government		1,809,671		1,269,416
Securities issued or secured by other Colombian Government entities		205,465		302,701
Securities issued or secured by foreign Governments		4,997,430		3,015,556
Securities issued or secured by central banks		970,095		1,131,740
Securities issued or secured by other financial entities		2,559,062		2,920,462
Securities issued or secured by non-financial sector entities		9,107		182,232
Others		391,392		246,632
	Ps.	10,942,222	Ps.	9,068,739
Total debt securities at FVOCI	Ps.	21,608,992	Ps.	18,935,757

Investments in debt securities at amortized cost

The balance of financial assets in investments in debt securities at amortized cost includes the following as of December 31 2019 and 2018:

		December 31,		December 31,
		2019		2018
In Colombian Pesos
Securities issued or secured by other Colombian Government entities	Ps.	3,029,802	Ps.	2,931,172
Securities issued or secured by other financial entities		1,017		9,123
	Ps.	3,030,819	Ps.	2,940,295
In foreign currency
Securities issued or secured by foreign Governments		23,043		32,321
	Ps.	23,043	Ps.	32,321
Total investments in debt securities at amortized cost	Ps.	3,053,862	Ps.	2,972,616

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Concentration by location

	As of December 31,
	2019		2018
Colombia	Ps.	20,026,227	Ps.	18,047,109
Costa Rica		3,006,686		1,674,052
United States of America		1,883,400		2,412,555
Guatemala		1,311,695		999,544
Panama		1,211,680		813,711
Honduras		621,311		586,275
Brazil		417,223		424,339
El Salvador		274,323		40,890
Peru		192,845		352,795
Chile		146,093		150,239
Multilateral – Bladex (Foreign Trade Bank of Latin America)		89,529		87,500
Nicaragua		79,300		64,918
Mexico		74,591		13,761
Multilateral – Central American Bank for Economic Integration		6,642		—
Barbados		4,524		—
Multilateral – Andean Development Corporation		—		31,156
BAC San José Liquid Fund (BAC San José Fondo Liquido – Riesgo País Mixto)		—		3,763
Total investments	Ps.	29,346,069	Ps.	25,702,607

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

As of December 31, 2019, and 2018, the investment portfolio of financial assets in debt instruments is comprised mainly of securities issued and guaranteed by entities of the Republic of Colombia, which represent 60.45% and 63.63%, respectively of the total portfolio.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Below is the detail of Grupo Aval’s sovereign debt portfolio issued by Central Governments per country:

	December 31, 2019			December 31, 2018
			%			%
Investment grade (1)
Colombia	Ps.	14,069,704	73.17%	Ps.	12,796,415	80.27%
Panama		770,854	4.01%		550,674	3.45%
United States of America		167,743	0.87%		415,412	2.61%
Chile		33,743	0.18%		32,999	0.20%
	Ps.	15,042,044	78.22%	Ps.	13,795,500	86.53%
Speculative (2)
Barbados		4,524	0.02%		—	—%
Costa Rica		2,817,392	14.65%		1,437,850	9.02%
Honduras		403,813	2.10%		402,275	2.52%
Guatemala		645,802	3.36%		265,932	1.67%
El Salvador		236,837	1.23%		40,890	0.26%
Nicaragua		79,300	0.41%		—	0.00%
	Ps.	4,187,668	21.78%	Ps.	2,146,947	13.47%
	Ps.	19,229,712	100.00%	Ps.	15,942,447	100.00%

Below is the detail of Grupo Aval’s debt portfolio issued by Central Banks:

	December 31, 2019				December 31, 2018
			%			%
Investment Grade (1)	Ps.	—	—%	Ps.	—	—%

Speculative (2)
Guatemala	Ps.	623,656	63.38%	Ps.	686,970	60.02%
Costa Rica		167,379	17.01%		208,766	18.24%
Honduras		193,026	19.62%		184,000	16.07%
Nicaragua		—	—%		64,918	5.67%
	Ps.	984,061	100.00%	Ps.	1,144,654	100.00%
Total sovereign risk	Ps.	20,213,773		Ps.	17,087,101

(1)	Investment grade includes the risk rating of Fitch Ratings Colombia S.A o F1+ to F3, BRC of Colombia from BRC 1+ to BRC 3 and Standard & Poor’s from AAA to BBB-.
(2)	Speculative or non-investment grade level includes the risk rating of Fitch Ratings Colombia S.A. from B to E, BRC de Colombia from BRC 4 to BRC 6 and Standard & Poor’s from BB+ to D.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

The following is the balance of restructured loans as of December 31, 2019 and 2018:

Restructured loans	December 31, 2019		December 31, 2018
Local currency	Ps.	2,611,573	Ps.	2,693,018
Foreign currency		1,779,598		1,275,565
Total restructured	Ps.	4,391,171	Ps.	3,968,583

4.1.8          Foreclosed assets business process

When persuasive collection processes or credit restructurings are not effective, a legal proceeding is carried out or an agreement is reached with the client for the receipt of assets as payment. Each subsidiary of the financial sector has clearly established policies for receiving assets and has a separate department specialized in the management of these cases and in charge of their eventual sale or liquidation.

During the years ended December 31, 2019 and 2018, the following is the total of foreclosed assets received and sold during such periods:

	December 31, 2019		December 31, 2018
Foreclosed assets received	Ps.	297,481	Ps.	188,245
Foreclosed assets sold		133,512		52,785

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

The commitments for credit extension represent unused portions of authorizations to grant loans, use of credit cards, overdraft limits and letters of credit. With respect to credit risk over commitments to extend credit lines, Grupo Aval is potentially exposed to credit risk in an amount equal to the total amount of unused commitments, if the unused amount were to be withdrawn in whole. However, the amount of the loss is less that the total amount of commitments unused, since most commitments to extend credits are contingent on the customer maintaining specific credit risk standards.

Grupo Aval monitors maturity terms of commitments regarding credit facilities, because long-term commitments have a higher credit risk than short-term commitments.

Pending unused credit lines and guarantees do not necessarily represent future cash out flows, because such facilities may expire and not be used whole or in part.

Following is the detail of the guarantees, letters of credit and credit commitments on non-used credit lines as of December 31, 2019 and 2018.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Loan commitments and financial guarantee contracts

	December 31, 2019		December 31, 2018
	Notional amount		Notional amount
Guarantees	Ps.	3,341,641	Ps.	3,446,601
Unused letters of credit		1,133,385		1,186,691
Unused limits of overdrafts		67,126		306,740
Unused credit card limits		23,125,249		20,816,061
Other		4,487,203		5,169,588
Total	Ps.	32,154,604	Ps.	30,925,681

The following is the detail of the credit commitments by type of currency:

	December 31, 2019		December 31, 2018
Colombian Pesos	Ps.	14,914,209	Ps.	14,918,915
U.S. dollars		13,750,968		12,885,921
Euro		3,292,845		2,892,670
Other		196,582		228,175
Total	Ps.	32,154,604	Ps.	30,925,681

4.1.10          Offset of financial assets and financial liabilities

The disclosures set out in the following tables include financial assets and financial liabilities that:

•	Are offset in the Group’s statement of financial position; or
•	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

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

The ISDA (International Swaps and Derivatives Association) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of Grupo Aval or of the counterparties or following other predetermined events. In addition, Grupo Aval and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The gross amounts of financial assets and financial liabilities and their net amounts disclosed in the above tables have been measured in the statement of financial position on the following bases:

•	Derivative assets and liabilities – fair value;
•	Assets and liabilities resulting from sale-and-repurchase agreements, reverse sale-and repurchase agreements and securities lending and borrowing – amortized cost;

The following is the detail of the financial instruments subject to offset contractually required as of December 31, 2019 and 2018:

December 31, 2019

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	1,084,032	Ps.	—	Ps.	1,084,032	Ps.	(314,891)	Ps.	(42,157)	Ps.	726,984
Repurchase agreements		401,464		—		401,464		(319,748)		—		81,716
Total	Ps.	1,485,496	Ps.	—	Ps.	1,485,496	Ps.	(634,639)	Ps.	(42,157)	Ps.	808,700

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting liabilities
Derivatives	Ps.	1,056,736	Ps.	—	Ps.	1,056,736	Ps.	(28,587)	Ps.	(80,775)	Ps.	947,374
Repurchase agreements		7,458,662		—		7,458,662		(7,607,482)		—		(148,820)
Total	Ps.	8,515,398	Ps.	—	Ps.	8,515,398	Ps.	(7,636,069)	Ps.	(80,775)	Ps.	798,554

December 31, 2018

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Assets Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Assets		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting assets
Derivatives	Ps.	798,824	Ps.	—	Ps.	798,824	Ps.	(199,773)	Ps.	(265,361)	Ps.	333,690
Repurchase agreements		4,607,862		—		4,607,862		(4,348,344)		(50,515)		209,003
Total	Ps.	5,406,686	Ps.	—	Ps.	5,406,686	Ps.	(4,548,117)	Ps.	(315,876)	Ps.	542,693

	Gross		Gross Amounts		Net Amounts of		Gross Amounts Not
	Amounts of		Offset in the		Liabilities Presented in		Offset in the Consolidated Balance Sheet
	Recognized		Consolidated		the Consolidated		Financial		Cash collateral		Net
	Liabilities		Balance Sheet		Balance Sheet		Instruments		Received		Exposure
Offsetting liabilities
Derivatives	Ps.	1,006,844	Ps.	—	Ps.	1,006,844	Ps.	(10,116)	Ps.	(50,982)	Ps.	945,746
Repurchase agreements		5,068,481		—		5,068,481		(5,169,598)		—		(101,117)
Total	Ps.	6,075,325	Ps.	—	Ps.	6,075,325	Ps.	(5,179,714)	Ps.	(50,982)	Ps.	844,629

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

Market risk arises from the open positions of Grupo Aval´s financial subsidiaries in debt securities investment portfolios, derivatives and equity instruments. These risks are created by changes in factors such as interest rates, inflation, foreign currency exchange rates, share prices, credit margins of instruments and their volatility, as well as the liquidity in the markets where Grupo Aval operates.

The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The risk management groups and the management help ensure that these risks are measured and closely monitored. A variety of limits and controls are designed to control price and liquidity risk. Market risk is monitored through various measures: statistically (using Value-at-Risk models and related analytical measures); by measures of position sensitivity; and through routine stress testing conducted in collaboration with the business units by the Market Risk Unit. The material risks identified by these processes are summarized in reports produced by the Market Risk Unit that are circulated to, and discussed with, senior management.

For purposes of this analysis, market risk has been segmented into two categories; trading book risk due to changes in interest rates and exchange rates, and the price risks of investments in equity securities and mutual funds.

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

In carrying out these operations, Grupo Aval´s financial subsidiaries take risks, within a set of predetermined limits. These risks are mitigated with the use of derivative products and other financial instruments but mainly with the accomplishment of stablished limits that are permanently monitored by risk.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following is a breakdown of Grupo Aval’s financial assets and liabilities exposed to trading risk held at December 31, 2019 and 2018.

Account	December 31, 2019		December 31, 2018
Financial assets
Debt financial assets
Trading	Ps.	4,673,113	Ps.	3,762,978
Investments in debt securities at FVTPL		10,102		31,256
Investments in debt securities at FVOCI		21,608,992		18,935,757
Total debt securities	Ps.	26,292,207	Ps.	22,729,991
Derivative assets instruments	Ps.	917,434	Ps.	768,686
Hedging derivatives assets		166,598		30,138
		1,084,032		798,824
Total financial assets	Ps.	27,376,239	Ps.	23,528,815
Liabilities
Derivative liabilities instruments		962,438		811,305
Hedging derivatives liabilities		94,298		195,539
Total financial liabilities		1,056,736		1,006,844
Net position	Ps.	26,319,503	Ps.	22,521,971

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

The risks assumed by Grupo Aval´s financial subsidiaries in transactions related to the trading or treasury book are consistent with the overall business strategy; which is based on the market depth for each instrument, its impact on risk-weighted assets and regulatory capital, the profit budget established for each business unit, and the balance sheet structure.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

•	Equity Price Risk and Mutual Fund Risk

Grupo Aval´s financial subsidiaries are exposed to equity price risk in specific investments and are exposed to mutual fund risk in short term investments in money market or mutual funds.

4.2.2.1          Risk Management

Grupo Aval financial subsidiaries manage their trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging through the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, swaps and options). The financial subsidiaries manage their market risk associated with its trading activities on a decentralized basis, even though the Holding supervises the amount of risk taken in order to ensure that its global exposure limits are observed.

Senior management and the boards of directors of the banking and its financial subsidiaries play an active role in managing and controlling risk. They do so by analyzing a protocol of established reports and presiding over a number of committees that comprehensively monitor - both technically and fundamentally - the different variables that influence domestic and foreign markets. This process is intended to support strategic decisions.

Analyzing and monitoring the risks that Grupo Aval´s financial subsidiaries take in their operations is essential for decision making and to assess potential effects on its profit or loss. An ongoing analysis of macroeconomic conditions is necessary in order to achieve an ideal combination of risk, return and liquidity.

The risks assumed in financial operations are reflected in a limit structure that includes different types of instruments, specific trading strategies, the market depth in which Grupo Aval´s financial subsidiaries operate, the impact on risk-weighted assets and regulatory capital, as well as the balance sheet structure, according to its risk framework. These limits are monitored daily and reported weekly to the Board of Directors of Grupo Aval´s financial subsidiaries.

In order to minimize interest rate and exchange rate risks in specific positions and transactions, Grupo Aval´s financial subsidiaries manage hedging strategies by taking positions in derivative instruments such as non-deliverable forwards (NDF) related to securities, money market transactions and foreign exchange forwards.

4.2.2.2          Methods Used to Measure Trading Risk

The Market Risk Department independently reviews the Company’s trading portfolios on a regular basis from a market risk perspective utilizing VaR (internal models and standard) and other quantitative and qualitative risk measures and analyses. Each trading business and the market risk departments also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by risk areas and trading areas. Reports summarizing material risk exposures are produced by the market risk areas and are disseminated to senior management.

The Boards of Directors and the Risk Committees of Grupo Aval´s financial subsidiaries approve a framework of limits based on the value-at-risk related to the annual budget.

Regulatory VaR (standard calculation)

The Regulatory VaR calculation is primarily used for the Superintendency of Finance’s solvency ratio calculations. Each bank has standard models for capital purposes; however, they also maintain internal models in order to manage their day to day risk and profit decisions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The Superintendency of Finance methodology is based on the Basel II model. This model applies only to the financial subsidiaries’ investment portfolio and excludes investments classified as “held to maturity” and other specific non-trading positions. Total market risk is calculated on a daily basis by aggregating the VaR for each risk exposure category on a ten-day horizon using risk factors calculated in extreme market stress scenarios. VaR at month-end comprises part of the capital adequacy ratio calculation (as set forth in Decree 2555 of 2010). The Superintendency of Finance’s rules require the financial subsidiaries to calculate VaR for the following risk factors: interest rate risk, foreign exchange rate risk, variations in stock price risk and fund risk; correlations between risk factors are not considered. The fluctuations in the portfolio’s VaR depend on sensitivity factors determined by the Superintendency of Finance, modified duration and changes in balances outstanding. The ten-day horizon is defined as the average time in which an entity could sell a trading position in the market.

The VaR calculation for each subsidiary of the financial sector is the aggregate of the VaR of the entity and its subsidiaries.

These methods are used to determine the occurrence of potential losses among the different business units. The methods also allow comparisons of activities in different markets and identification of the riskiest positions in treasury activities. These tools are also used to determine limits on traders’ positions and to review positions and strategies rapidly in response to changes in market conditions. VaR models have inherent limitations, partially because they rely on historical data, which may not be an indicative of future market conditions. VaR models could overestimate or underestimate the value at risk if market conditions vary significantly and they do not calculate the greatest possible loss. That’s why each company uses additional measurement tools in order to compensate for the VaR limitations; therefore, Expected Shortfall analysis, stress test and back tests are part of the risk measurement tools in the financial subsidiaries. The methods used to measure VaR are assessed regularly and back-tested to check their efficiency.

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

There is also a process to monitor the prices of fixed-income bonds issued abroad published by Precia, the local investment price provider. Financial subsidiaries monitor daily if there are any significant differences in prices provided by Precia and those observed on other sources of information such as the Bloomberg platform.

In addition, fixed income bonds are subject to a qualitative liquidity analysis to determine the market depth for these types of instruments.

Finally, the daily transaction monitoring process includes controlling different aspects of trading, such as terms of negotiation, non-conventional or off-market transactions, and related party transactions.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

According to the standard model, the market value-at-risk (VaR) for Grupo Aval´s financial subsidiaries consolidated at their level of December 31, 2019 and 2018 was as follows:

	December 31, 2019		December 31, 2018
		Basis points of		Basis points of
Entity	Value	regulatory capital	Value	regulatory capital
Banco Bogotá	1,280,084	141	924,767	116
Banco de Occidente	165,928	52	189,871	75
Banco Popular	128,317	72	162,888	93
Banco AV Villas	58,032	59	37,942	41
Corficolombiana	173,456	7	219,656	12

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the years ended December 31, 2019 and 2018, for a ten-day horizon for each of our Colombian banking subsidiaries. The minimum and maximum levels are determined based on end-of-month calculations, using 12 data points between January and December. Average values are determined based on the 13-month data points between December of the year analyzed and December of the previous year.

Banco de Bogotá S.A

Maximum, Minimum and Average VaR Values
December 31, 2019
	Minimum	Average	Maximum	Period end
Interest rate	444,950	520,569	607,973	568,537
Exchange rate	277,932	334,039	383,189	379,406
Shares	8,394	9,601	10,964	10,964
Mutual funds	270,918	308,799	322,458	321,177
VaR portfolio	1,002,195	1,173,008	1,318,037	1,280,084

Maximum, Minimum and Average VaR Values
December 31, 2018
	Minimum	Average	Maximum	Period end
Interest rate	352,595	387,828	420,474	352,595
Exchange rate	234,509	263,363	298,257	298,257
Shares	6,647	7,605	8,335	8,231
Mutual funds	200,510	226,030	266,906	265,684
VaR portfolio	828,688	884,826	969,931	924,767

Banco de Bogota´s market risk weighted assets remained on average 9.9% of the total risk-weighted assets during the year ended December 31, 2019 and 7.9% on the year ended December 31, 2018.

Banco de Occidente S.A

Maximum, Minimum and Average VaR Values
December 31, 2019
	Minimum	Average	Maximum	Period end
Interest rate	125,615	144,188	162,628	158,200
Exchange rate	104	2,458	4,426	2,995
Shares	—	—	—	—
Mutual funds	4,317	4,556	4,733	4,733
VaR portfolio	130,036	151,202	171,787	165,928

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Maximum, Minimum and Average VaR Values
December 31, 2018
	Minimum	Average	Maximum	Period end
Interest rate	184,106	199,399	218,732	184,106
Exchange rate	595	1,697	3,817	1,479
Shares	—	—	—	—
Mutual funds	2,820	3,849	4,526	4,286
VaR portfolio	187,521	204,945	227,074	189,871

Banco de Occidente´s market risk weighted assets remained on average 4.2% of the total risk-weighted assets during the year ended December 31, 2019 and 5.6% for the year ended December 31, 2018.

Banco Popular S.A

Maximum, Minimum and Average VaR Values
December 31, 2019
	Minimum	Average	Maximum	Period end
Interest rate	107,694	108,389	109,605	108,112
Exchange rate	4,699	5,155	5,615	5,280
Shares	22	22	23	348
Mutual funds	8,701	10,769	14,954	14,577
VaR portfolio	121,491	124,335	130,135	128,317

Maximum, Minimum and Average VaR Values
December 31, 2018
	Minimum	Average	Maximum	Period end
Interest rate	115,829	136,338	154,233	148,343
Exchange rate	2,125	3,867	6,135	3,325
Shares	929	949	963	946
Mutual funds	6,583	6,971	10,420	10,274
VaR portfolio	126,533	148,125	168,310	162,888

Banco Popular´s market risk weighted assets remained on average 6.4% of the total risk-weighted assets during the year ended December 31, 2019 and 8.4% on the year ended December 31, 2018.

Banco Comercial AV Villas S.A

Maximum, Minimum and Average VaR Values
December 31, 2019
	Minimum	Average	Maximum	Period end
Interest rate	22,193	40,628	55,972	55,021
Exchange rate	1	27	80	80
Shares	—	—	—	—
Mutual funds	489	628	2,931	2,931
VaR portfolio	22,852	41,284	58,032	58,032

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Maximum, Minimum and Average VaR Values
December 31, 2018
	Minimum	Average	Maximum	Period end
Interest rate	12,884	35,893	48,978	37,115
Exchange rate	—	985	2,738	30
Shares	—	—	—	—
Mutual funds	177	1,441	4,455	797
VaR portfolio	15,844	38,319	52,166	37,942

Banco AV Villas’ market risk weighted assets remained on average 5.3% of the total risk-weighted assets during the year ended December 31, 2019 and 3.8% on the year ended December 31, 2018.

Corficolombiana S.A

Maximum, Minimum and Average VaR Values
December 31, 2019
	Minimum	Average	Maximum	Period end
Interest rate	67,499	104,128	156,208	154,477
Exchange rate	610	2,599	4,867	4,129
Shares	10,864	11,085	11,283	12,119
Mutual funds	2,577	2,935	3,473	2,731
VaR portfolio	81,632	120,746	174,832	173,456

Maximum, Minimum and Average VaR Values
December 31, 2018
	Minimum	Average	Maximum	Period end
Interest rate	187,983	201,515	211,039	208,375
Exchange rate	436	4,490	7,707	436
Shares	10,125	10,370	10,954	10,125
Mutual funds	699	856	1,020	720
VaR portfolio	205,505	217,231	226,727	219,656

Corficolombiana’s market risk weighted assets remained on average 16.0% of the total risk-weighted assets during the year ended December 31, 2018 and 23.8% on the year ended December 31, 2018. As Corficolombiana does not have a relevant number of loans or other significant risk weighted assets, the weight of the market risk weighted assets is higher than in the banks.

Investment Price Risk in Equity Instruments

Equity Investments

As stated above, variations in equity price risk measured based on the regulatory VaR methodology include both equity securities held for trading through profit or losses and non-strategic holdings. In addition, it does not discriminate between listed and unlisted equity investments or between those which consolidate and those which do not. It includes investments in non-financial institutions.

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. At December 31, 2019 and at December 31, 2018, the investments subject to regulatory VaR were holdings in Mineros S.A.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following table breaks down our investments subject to regulatory VaR by time since initial investments at December 31, 2019 and 2018.

	At December 31,
	2019			2018
	Investment			Investment
	subject to		Percentage	subject to
	Regulatory	Regulatory	of	Regulatory	Regulatory	Percentage of
	VaR	VaR	portfolio	VaR	VaR	portfolio
More than 36 months	75,584	11,111	100%	45,706	6,719	100%
Total	75,584	11,111	100%	45,706	6,719	100%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

Subsidiaries of the financial sector in Colombia are authorized by the country’s central bank (Banco de la República) to trade currencies and to maintain balances in foreign currency in accounts abroad. Colombian law allows for banks to maintain a net daily asset or liability position in foreign currency, determined as the difference in foreign currency denominated rights and foreign currency denominated obligations including both on and off-balance sheet positions. On a separate basis, the average of this difference over three business days cannot exceed twenty percent (20%) of the entity’s regulatory capital. On a consolidated basis, the average of this difference over three business days (positive or negative) cannot exceed forty percent (40%) of the consolidated entity´s regulatory capital.

The maximum and minimum total foreign currency position and the spot foreign currency position are determined according to each entity´s regulatory capital. The regulatory capital that is used in the calculations corresponds to the regulatory capital of the last business day of the previous two-months. The exchange rate used in the calculation is the average of the exchange rate set by the Superintendency of Finance at the end of the previous month.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The maximum and minimum total foreign currency position and the spot foreign currency position are determined according to each entity’s regulatory capital. The regulatory capital that is used in the calculations corresponds to the regulatory capital of the last business day of  two-months ago. The exchange rate used in the calculation is the average of the exchange rate set by the Superintendency of Finance at the end of the previous month. A substantial amount of Grupo Aval’s foreign currency assets and liabilities are in U.S. dollars. Details on the assets and liabilities in foreign currency held by Grupo Aval at December 31, 2019 and 2018 are shown below:

December 31,2019		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial assets
Cash and cash equivalents	5,003	1,266	20,545,934
Investments in debt securities at fair value through profit or loss	168	17	606,107
Investments in debt securities at fair value through OCI	2,634	705	10,942,222
Investments in debt securities at amortized cost	7	-	23,043
Loan portfolio financial assets at amortized cost	16,078	5,006	69,096,428
Derivative financial assets held for trading	257	-	843,700
Derivative financial assets held for hedging	51	-	166,598
Trade receivable	238	168	1,329,979
Total financial assets	24,436	7,162	103,554,011

		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial liabilities
Derivative financial liabilities held for trading	274	-	897,138
Derivative financial liabilities held for hedging	28	-	90,726
Customer deposits	16,772	5,828	74,064,051
Financial obligations	8,428	772	30,148,583
Accounts payable	407	-	1,334,317
Total financial liabilities	25,909	6,600	106,534,815
Net financial asset (liability) position	(1,473)	562	(2,980,804)

December 31,2018		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial assets
Cash and cash equivalents	4,859	1,075	19,297,896
Investments in debt securities held for trading	121	15	441,801
Investments in securities available-for-sale	2,201	589	9,068,739
Investments in debt securities held-to-maturity	10	—	32,321
Loan portfolio financial assets at amortized cost	15,923	4,706	67,023,090
Derivative financial assets held for trading	222	1	725,433
Derivative financial assets held for hedging	9	—	30,138
Trade receivable	246	176	1,370,820
Total financial assets	23,591	6,562	97,990,238

		Other currencies	Total in
	U.S. dollars	converted to U.S.	Colombian pesos
Account	(Millions)	dollars (Millions)	(Millions)
Financial liabilities
Derivative financial liabilities held for trading	236	3	776,162
Derivative financial liabilities held for hedging	60	—	195,539
Customer deposits	14,914	5,077	64,971,825
Financial obligations	9,457	666	32,899,230
Accounts payable	442	—	1,437,447
Total financial liabilities	25,109	5,746	100,280,203
Net financial asset (liability) position	(1,518)	816	(2,289,965)

Grupo Aval’s financial subsidiaries hedge their foreign exchange exposure using derivatives instruments, especially forwards. The net foreign currency position of each subsidiary is monitored on a daily basis.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

The following table includes a sensitivity analysis of the foreign exchange effect on Grupo Aval’s equity and the foreign exchange effect on profit before taxes if the peso value of the U.S. dollar increases or decrease by 100 Colombian Peso per U.S. dollar:

December 31,2019	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity	Ps.	(13,874)	Ps.	13,874
Foreign exchange effect on profit before taxes		(20,708)		20,708

December 31,2018	Increase		Decrease
	Ps.100 per U.S.		Ps.100 per U.S.
	dollar		dollar
Equity	Ps.	(33,579)	Ps.	33,579
Foreign exchange effect on profit before taxes		(53,300)		53,300

4.2.4          Structural Interest Rate Risk

Non-trading instruments consist primarily of loans and deposits. Subsidiaries of the financial sector may be affected by their interest margins which may affect as a result of changes in interest rates; but they can also reduce and create losses in the event of unexpected movements in these rates.

Grupo Aval´s financial subsidiaries monitor their interest rate risk daily and set limits to the asset and liability mismatches when they are repriced. They analyze their interest rate exposure in a dynamic way. Scenario modelling considers renewal of existing positions, financing alternatives and hedges. Considering these scenarios, the financial subsidiaries calculate the profit and loss impact for a given change in interest rates.

The following table shows interest rates exposure for assets and liabilities at December 31, 2019 and 2018. In this table, fixed rate instruments are classified according to the maturity date and floating rate instruments are classified according

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

to the repriced date. The following analysis includes all the global interest rate exposure in each bucket for the financial subsidiaries:

December 31, 2019

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	2,662,681	Ps.	—	Ps.	—	Ps.	—	Ps.	27,454,555	Ps.	30,117,236
Investments in debt securities at FVTPL		82,749		1,972,593		871,982		1,745,789		—		4,673,113
Investments in debt securities mandatory at FVTPL		—		—		—		10,102		—		10,102
Investments in debt securities at FVOCI		743,846		2,132,946		1,289,402		17,442,798		—		21,608,992
Investments in debt securities at amortized cost		2,765,688		265,131		23,043		—		—		3,053,862
Service concession arrangements		—		—		—		2,706,030		—		2,706,030
Commercial loans and leases		21,918,784		44,037,038		8,461,102		27,238,736		—		101,655,660
Consumer loans and leases		10,993,634		9,758,318		1,660,573		37,427,926		—		59,840,451
Mortgages and housing leases		7,212,959		1,890,949		900,236		10,217,539		—		20,221,683
Microcredit loans and leases		30,911		18,568		39,283		321,558		—		410,320
Trade receivable		—		—		—		387,059		8,895,674		9,282,733
Total Assets	Ps.	46,411,252	Ps.	60,075,543	Ps.	13,245,621	Ps.	97,497,537	Ps.	36,350,229	Ps.	253,580,182
										—

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	21,174,879	Ps.	—	Ps.	—	Ps.	—	Ps.	21,274,823	Ps.	42,449,702
Time deposits		10,514,186		29,426,123		15,525,670		17,759,210		—		73,225,189
Saving deposits		59,352,760		—		—		—	.	—		59,352,760
Other deposits		—		—		—		—		463,770		463,770
Interbank and overnight funds		8,414,438		75,543		—		750,498		—		9,240,479
Leases contracts*		93,438		130,472		158,021		2,651,571		—		3,033,502
Borrowing from banks and similar		2,249,132		6,367,707		2,335,725		5,817,278		—		16,769,842
Long-term debt		276,735		3,567,489		680,677		17,393,367		—		21,918,268
Borrowing from development entities		1,175,637		1,199,311		115,314		1,392,223		—		3,882,485
Total Liabilities	Ps.	103,251,205	Ps.	40,766,645	Ps.	18,815,407	Ps.	45,764,147	Ps.	21,738,593	Ps.	230,335,997

*Grupo Aval has initially adopted IFRS 16 as of January 1, 2019. According to the transition methods chosen, comparative information is not restated. See note 2(2.4)(A).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2018

	Less than		From one to		From six to		More than a		Non-
Assets	one month		six months		twelve months		year		interest		Total
Cash and cash equivalents	Ps.	3,110,667	Ps.	—	Ps.	—	Ps.	—	Ps.	25,290,616	Ps.	28,401,283
Investments in debt securities at FVTPL		25,077		376,999		1,216,834		2,144,068		—		3,762,978
Investments in debt securities mandatory at FVTPL		—		—		—		31,256		—		31,256
Investments in debt securities at FVOCI		131,497		2,056,389		1,163,367		15,584,504		—		18,935,757
Investments in debt securities at amortized cost		671,047		951,850		1,348,691		1,028		—		2,972,616
Service concession arrangements		—		—		—		2,488,414		—		2,488,414
Commercial loans and leases		28,546,532		29,463,725		9,612,217		34,786,503		—		102,408,977
Consumer loans and leases		10,538,797		7,975,944		2,566,425		34,373,898		—		55,455,064
Mortgages and housing leases		7,649,242		1,771,712		419,518		8,751,631		—		18,592,103
Microcredit loans and leases		31,729		17,956		38,304		337,708		—		425,697
Trade receivable		—		—		—		3,043,403		4,025,717		7,069,120
Total Assets	Ps.	50,704,588	Ps.	42,614,575	Ps.	16,365,356	Ps.	101,542,413	Ps.	29,316,333	Ps.	240,543,265

	Less than		From one to		From six to		More than a		Non-
Liabilities	one month		six months		twelve months		year		interest		Total
Checking accounts	Ps.	22,377,653	Ps.	—	Ps.	—	Ps.	—	Ps.	17,325,225	Ps.	39,702,878
Time deposits		9,741,623		28,546,101		15,447,825		13,117,463		—		66,853,012
Saving deposits		36,523,899		20,697,540		—		—		—		57,221,439
Other deposits		—		—		—		—		582,122		582,122
Interbank and overnight funds		6,099,084		714,994		—		—		—		6,814,078
Borrowing from banks and others		1,566,524		11,497,277		1,164,075		6,382,890		—		20,610,766
Long-term debt		73,565		3,369,988		656,291		16,040,506		—		20,140,350
Borrowing from development entities		563,370		259,194		1,607,273		1,216,959		—		3,646,796
Total Liabilities	Ps.	76,945,718	Ps.	65,085,094	Ps.	18,875,464	Ps.	36,757,818	Ps.	17,907,347	Ps.	215,571,441

As part of their management of interest rate risk, financial subsidiaries analyze the interest rate mismatches between their interest-earning assets and their interest-earning liabilities. This sensitivity analysis assumes the composition of Grupo Aval´s balance sheet remains constant over the period being measured and assumes interest rate changes are reflected uniformly across the yield curve. The sensitivity analysis uses scenarios of interest rates increasing /decreasing 50 and 100 basis points from the average of the last 12 months of the balances of financial assets and liabilities with all other variables held constant. These scenarios are not predictions of future market events, but they illustrate the effect that it may have on the amortized cost (and fair value of portfolio investments) of Grupo Aval´s financial assets and liabilities.

If interest rates were decreased by 50 or 100 basis points, Grupo Aval´s net interest income would have increased by Ps 173,629 and Ps 348,994, respectively. The above due to the decrease in accrued interest from liabilities would be greater than the decrease in accrued interest from assets.

Moreover, if interest rates were increased 50 or 100 basis points, Grupo Aval´s net interest income would have decreased by Ps 174,497 and Ps 348,935, respectively. The above due to the increase in the value of accrued interest from liabilities would be greater than the increase in accrued interests from assets.

The following is a breakdown of interest bearing assets and liabilities, by interest rate type and by maturity, at December 31, 2019 and 2018.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2019

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	2,619,126	Ps.	43,555	Ps.	—	Ps.	—	Ps.	27,454,555	Ps.	30,117,236
Investments in debt securities at FVTPL		288,176		2,319,323		383,470		1,682,144		—		4,673,113
Investments in debt securities mandatory at FVTPL		—		—		—		10,102		—		10,102
Investments in debt securities at FVOCI		7,434		4,054,359		2,377,875		15,169,324		—		21,608,992
Investments in debt securities at amortized cost		3,025,213		28,649		—		—		—		3,053,862
Service concession arrangements		—		—		2,706,030		—		—		2,706,030
Commercial loans and leases		41,941,576		4,340,760		52,017,308		3,356,016		—		101,655,660
Consumer loans and leases		1,059,643		15,901,205		10,746,657		32,132,946		—		59,840,451
Mortgages and housing leases		43,814		391,869		11,322,696		8,463,304		—		20,221,683
Microcredit loans and leases		1,954		223,485		3,700		181,181		—		410,320
Trade receivable		—		—		263,922		123,137		8,895,674		9,282,733
Total Assets	Ps.	48,986,936	Ps.	27,303,205	Ps.	79,821,658	Ps.	61,118,154	Ps.	36,350,229	Ps.	253,580,182

	Under one year					Over one year			Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	384,579	Ps.	20,790,300	Ps.	—	Ps.	—	Ps.	21,274,823	Ps.	42,449,702
Time deposits		12,673,158		37,790,186		7,099,730		15,662,115		—		73,225,189
Saving deposits		17,159,419		42,193,341		—		—	.	—		59,352,760
Other deposits		—		—		—		—		463,770		463,770
Interbank and overnight funds		—		9,240,479		—		—		—		9,240,479
Leases contracts*		3,586		404,434		132,928		2,492,554		—		3,033,502
Borrowing from banks and other		1,372,926		8,504,875		3,216,263		3,675,778		—		16,769,842
Long-term debt		959,068		1,473,258		9,738,305		9,747,637		—		21,918,268
Borrowing from development entities		572,600		10,537		3,256,614		42,734		—		3,882,485
Total Liabilities	Ps.	33,125,336	Ps.	120,407,410	Ps.	23,443,840	Ps.	31,620,818	Ps.	21,738,593	Ps.	230,335,997

*Grupo Aval has initially adopted IFRS 16 as of January 1, 2019. According to the transition methods chosen, comparative information is not restated. See note 2(2.4)(A).

December 31, 2018

	Under one year				Over one year				Non-
Assets	Variable		Fixed		Variable		Fixed		interest		Total
Cash due from banks and Central Bank	Ps.	2,014,270	Ps.	1,096,397	Ps.	—	Ps.	—	Ps.	25,290,616	Ps.	28,401,283
Investments in debt securities at FVTPL		159,486		1,459,424		231,620		1,912,448		—		3,762,978
Investments in debt securities mandatory at FVTPL		—		—		—		31,256		—		31,256
Investments in debt securities at FVOCI		13,532		3,337,721		872,882		14,711,622		—		18,935,757
Investments in debt securities at amortized cost		1,349,722		725,704		896,162		1,028		—		2,972,616
Service concession arrangements		—		—		2,488,414		—		—		2,488,414
Commercial loans and leases		44,094,950		4,259,106		51,184,839		2,870,082		—		102,408,977
Consumer loans and leases		1,099,251		14,713,486		10,482,629		29,159,698		—		55,455,064
Mortgages and housing leases		53,296		330,277		10,924,349		7,284,181		—		18,592,103
Microcredit loans and leases		2,698		223,954		3,582		195,463		—		425,697
Trade receivable		397		—		2,989,292		53,714		4,025,717		7,069,120
Total Assets	Ps.	48,787,602	Ps.	26,146,069	Ps.	80,073,769	Ps.	56,219,492	Ps.	29,316,333	Ps.	240,543,265

	Under one year				Over one year				Non-
Liabilities	Variable		Fixed		Variable		Fixed		interest		Total
Checking accounts	Ps.	—	Ps.	22,377,653	Ps.	—	Ps.	—	Ps.	17,325,225	Ps.	39,702,878
Time deposits		11,332,638		33,720,396		6,801,559		14,998,419		—		66,853,012
Saving deposits		16,485,565		40,735,874		—		—	.	—		57,221,439
Other deposits		—		—		—		—		582,122		582,122
Interbank and overnight funds		3,492,343		3,321,735		—		—		—		6,814,078
Borrowing from banks and other		3,406,673		9,984,328		2,899,475		4,320,290		—		20,610,766
Long-term debt		749,442		804,281		6,650,249		11,936,378		—		20,140,350
Borrowing from development entities		638,286		149,508		2,852,178		6,824		—		3,646,796
Total Liabilities	Ps.	36,104,947	Ps.	111,093,775	Ps.	19,203,461	Ps.	31,261,911	Ps.	17,907,347	Ps.	215,571,441

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

The policies with respect to liquidity risk at Grupo Aval and the financial subsidiaries in Colombia are directed at complying with the guidelines established by the Superintendency of Finance. These guidelines require that Colombian financial subsidiaries establish a system for the administration of liquidity risks (Sistema de Administración de Riesgo de Liquidez) which includes the identification, measurement, control and monitoring functions required to ensure the management of day to day liquidity requirements, adjust to minimum requirements in terms of liquidity buffers and establish liquidity contingency plans to deal with any unexpected situation.

The methodology for the assessment and measurement of liquidity risk at BAC includes:

a)	Generation of liquidity GAP analysis by currency for the short and long term, including normal and stressed scenarios;
b)	Coverage indicators by currency for sight and 30 days, in normal and stressed scenarios;
c)	Prudential regulation indicators of maturity by currency for 1 and 3 months;
d)	Indicator of liquidity coverage by currency according to regulatory provisions;
e)	Internal measurements to qualify liquidity risk by currency (global liquidity indicator).

Therefore, financial subsidiaries controlled by Grupo Aval, in Colombia, are required to maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters, using a short-term liquidity index (Indicador de Riesgo de Liquidez), or “IRL,” that measures liquidity for different time horizons from 1 to 90 days. This index is defined as the difference between adjusted liquid assets and net liquidity requirements.

"

Liquid assets include total debt securities adjusted by market liquidity and exchange rate, excluding investments classified as “held to maturity” different from mandatory investments, Central Bank deposits and available cash.

"

Net liquidity requirements are the difference between expected contractual asset and contractual and non-contractual liability cash flows. Cash flows from past due loans are not included in this calculation.

During 2019, as part of its convergence towards Basel III standards, the Superintendency of Finance incorporates the segmentation by type of deposits in the calculation of non-contractual liability cash flows. The methodology first segments

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

each demand and savings deposits in eight categories, according with their balance and the type of customer; then computes the run-off rate for each category and finally multiply both to compute the non-contractual reserve.

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

Financial subsidiaries in Colombia and other countries must maintain cash on hand and in Central Bank deposits in order to comply with reserve requirements. The reserve requirement calculation is based upon the daily average of the different types of deposits on a biweekly basis. As of December 31, 2019, and 2018, all of Grupo Aval´s financial subsidiaries comply with reserve requirements. Details on the required percentage in each country are shown below:

Requested Percentage
Country	Details	%
Colombia	Checking account and Savings accounts	11%
	Time deposits < 18 months	4.5%
Guatemala	Deposits and Capital raising	11.6%
El Salvador	1st Demand deposits (1)	25%
	2nd Demand deposits (2)	25%
	3rd Debt securities	50%
Honduras	Demand deposits	12%
	Mandatory investment in local currency	5%
	Mandatory investment in foreign currency	12%
Nicaragua	Daily, Liabilities in local and foreign currency	12%
	Biweekly, Liabilities in local and foreign currency	14%
Costa Rica	Deposits in local and foreign currency	15%
	Capital raising in local and foreign currency	15%

(1)	This refers to demand deposits in Central Bank or overseas banks.
(2)	This refers to demand deposits in Central Bank, overseas banks or debt securities issue by the Central Bank.

There are no reserve requirements for our subsidiaries located in Panamá because there is no Central Bank to regulate such requirements.

The following is a breakdown of the liquid assets in different time horizon from 1 to 90 days, as per the separate figures of each of our financial subsidiaries at December 31, 2019 and 2018:

December 31, 2019

	Liquid assets
	available at the end			From 31 to 90
Bank	of the year (1)	From 1 to 7 days (2)	From 1 to 30 days (2)	days (2)
Banco de Bogotá	11,480,613	9,127,754	2,141,891	(14,048,998)
Banco Occidente	6,013,484	5,381,263	3,449,519	(1,382,231)
Banco Popular	2,708,977	2,196,520	543,111	(2,426,968)
Banco AV Villas	1,777,483	1,489,391	573,001	(1,756,092)
Corficolombiana	1,648,321	1,238,060	970,752	440,603

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2018

	Liquid assets
	available at the end			From 31 to 90
Bank	of the year (1)	From 1 to 7 days (2)	From 1 to 30 days (2)	days (2)
Banco de Bogotá	10,936,886	10,370,295	8,892,523	321,897
Banco Occidente	5,913,723	5,244,524	4,185,759	1,631,575
Banco Popular	3,622,232	3,305,221	2,505,573	164,075
Banco AV Villas	2,035,362	1,724,944	1,304,447	(37,659)
Corficolombiana	1,131,464	585,045	386,081	(159,983)

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

The liquidity calculations described above assume normal liquidity conditions, according to the contractual flows and historical experience of each of the financial subsidiaries. In extreme liquidity events caused by unusual deposit withdrawals, the financial subsidiaries have contingency plans that include available credit lines with other financial institutions and access to special lines of credit with Colombia´s Central Bank, in accordance with current regulations. These lines of credit are granted when required and are collateralized by Colombian government securities and by a portfolio of high quality loans, as specified in the Central Bank regulations. Grupo Aval´s financial subsidiaries did not access the Central Bank special lines of credit during the years ended at December 31, 2019 and 2018.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following is a breakdown shows the contractual undiscounted cash flows of the financial assets and liabilities including contractual interest receivable and payable at December 31, 2019 and 2018.

December 31, 2019

	Less than		From one to six		From six to twelve		More than
Assets	one month		months		months		a year		Total
Cash and cash equivalents	Ps.	28,683,338	Ps.	—	Ps.	—	Ps.	—	Ps.	28,683,338
Investments in debt securities at FVTPL		937,550		1,491,328		984,902		1,475,733		4,889,513
Investments in debt securities at FVOCI		1,269,356		2,334,438		1,951,863		19,921,644		25,477,301
Investments in debt securities at amortized cost		833,179		858,257		1,404,163		—		3,095,599
Commercial loans and leases		14,025,655		29,465,200		16,865,877		69,494,065		129,850,797
Consumer loans and leases		8,662,984		17,571,059		10,005,080		53,010,916		89,250,039
Mortgages and housing leases		447,147		984,046		1,147,043		33,219,821		35,798,057
Microcredit loans and leases		55,112		122,167		123,624		240,181		541,084
Trading derivatives		620,242		229,909		37,138		29,374		916,663
Hedging derivatives		163,825		3,401		18		—		167,244
Trade receivable		2,342,007		—		—		9,631,524		11,973,531
Other assets		1,163,339		—		—		—		1,163,339
Total Assets	Ps.	59,203,734	Ps.	53,059,805	Ps.	32,519,708	Ps.	187,023,258	Ps.	331,806,505

	Less than		From one to six		From six to twelve		More than
Liabilities	one month		months		months		a year		Total
Checking accounts	Ps.	42,449,701	Ps.	—	Ps.	—	Ps.	—	Ps.	42,449,701
Time Deposits		8,631,705		25,954,834		17,871,428		25,483,897		77,941,864
Saving deposits		59,352,759		—		—		—		59,352,759
Other deposits		463,770		—		—		—		463,770
Interbank and overnight funds		5,819,104		3,420,692		—		—		9,239,796
Leases contracts*		92,255		122,866		152,352		2,669,047		3,036,520
Borrowing from banks and other		2,211,662		4,877,570		3,215,999		7,450,891		17,756,122
Long-term debt		92,130		1,244,776		1,260,353		23,233,085		25,830,344
Borrowing from development entities		119,662		751,027		388,785		3,434,525		4,693,999
Trading derivatives		606,476		277,657		25,612		18,240		927,985
Hedging derivatives		73,625		19,681		18		3,359		96,683
Other liabilities		4,997,412		240,030		9,306		1,121,438		6,368,186
Total Liabilities	Ps.	124,910,261	Ps.	36,909,133	Ps.	22,923,853	Ps.	63,414,482	Ps.	248,157,729

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	2,488,242	Ps.	—	Ps.	—	Ps.	—	Ps.	2,488,242
Standby letters of credit		953,289		—		—		—		953,289
Overdraft facility		67,126		—		—		—		67,126
Standby credit card facility		20,054,171		109,451		82,088		328,352		20,574,062
Undrawn approved loans		561,330		52,807		—		—		614,137
Others		99,270		—		—		—		99,270
Total Commitments Loans	Ps.	24,223,428	Ps.	162,258	Ps.	82,088	Ps.	328,352	Ps.	24,796,126

*Grupo Aval has initially adopted IFRS 16 as of January 1, 2019. According to the transition methods chosen, comparative information is not restated. See note 2(2.4)(A).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2018

	Less than one		From one to		From six to		More than a
Assets	month		six months		twelve months		year		Total
Cash and cash equivalents	Ps.	28,450,114	Ps.	—	Ps.	—	Ps.	—	Ps.	28,450,114
Investments in debt securities at FVTPL		576,072		350,307		1,026,669		2,018,209		3,971,257
Investments in debt securities at FVOCI		163,389		2,272,601		1,547,078		18,292,502		22,275,570
Investments in debt securities at amortized cost		1,691,200		447,674		866,184		1,019		3,006,077
Commercial loans and leases		12,524,966		24,196,186		13,982,791		58,838,873		109,542,816
Consumer loans and leases		6,218,323		12,707,647		7,369,756		45,240,501		71,536,227
Mortgages and housing leases		297,155		1,376,279		1,626,730		32,061,546		35,361,710
Microcredit loans and leases		58,093		125,474		128,180		256,278		568,025
Trading derivatives		476,088		244,385		22,483		14,216		757,172
Hedging derivatives		28,941		4,083		—		—		33,024
Trade receivable		4,260,837		—		397		2,929,814		7,191,048
Other assets		631,231		—		—		—		631,231
Total Assets	Ps.	55,376,409	Ps.	41,724,636	Ps.	26,570,268	Ps.	159,652,958	Ps.	283,324,271

	Less than one		From one to		From six to		More than a
Liabilities	month		six months		twelve months		year		Total
Checking accounts	Ps.	39,708,169	Ps.	—	Ps.	—	Ps.	—	Ps.	39,708,169
Time Deposits		8,375,127		26,030,729		15,605,292		20,730,824		70,741,972
Saving deposits		57,443,560		—		—		—		57,443,560
Other deposits		582,122		—		—		—		582,122
Interbank and overnight funds		6,813,329		—		—		—		6,813,329
Borrowing from banks and other		1,665,739		8,779,185		4,490,249		7,248,223		22,183,396
Long-term debt		138,362		904,752		1,896,186		21,493,625		24,432,925
Borrowing from development entities		145,712		578,545		423,122		3,189,314		4,336,693
Trading derivatives		515,697		236,390		20,305		27,955		800,347
Hedging derivatives		182,849		6,587		6,718		—		196,154
Other Liabilities		6,884,154		896,154		67,042		299		7,847,649
Total Liabilities	Ps.	122,454,820	Ps.	37,432,342	Ps.	22,508,914	Ps.	52,690,240	Ps.	235,086,316

	Less than one		From one to		From six to		More than a
Commitments Loans	month		six months		twelve months		year		Total
Guarantees	Ps.	2,297,206	Ps.	9,742	Ps.	4,222	Ps.	2,370	Ps.	2,313,540
Standby letters of credit		928,585		208		2		—		928,795
Overdraft facility		306,740		—		—		—		306,740
Standby credit card facility		20,409,059		—		—		—		20,409,059
Undrawn approved loans		3,612,600		—		—		—		3,612,600
Others		394,688		—		—		—		394,688
Total Commitments Loans	Ps.	27,948,878	Ps.	9,950	Ps.	4,224	Ps.	2,370	Ps.	27,965,422

4.4          Regulatory capital management

Grupo Aval, Financial Holding

As a result of Colombian Law 1870 of 2017, also known as Financial Conglomerates Law, which came in effect on February 6, 2019, Grupo Aval is now also subject to the inspection and supervision of the Superintendency of Finance (SFC). This law created the legal category of financial holding companies and financial conglomerates and gives to the Colombian government the power, to impose capital adequacy requirements on the financial conglomerates on an aggregate/consolidated basis, among others.

In compliance with Decree 774 issued on May 8th, 2018 by the Colombian Government and which came into force on 8th of November 2019 after an 18-month transition period and the External Circular 012 of June 5, 2018 (Circular Externa 012 del 5 de junio de 2019) issued by the Superintendency of Finance (SFC), Grupo Aval, Financial Holding, has the faculty to establish conditions for adequate capital requirements. Grupo Aval reported to the SFC its first official capital requirements calculation in February 25, 2020, based on financial statements as of December 31, 2019. As of December 31, 2019, Grupo Aval, Financial Conglomerate, complied with minimum regulatory capital requirements.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Grupo Aval’s financial subsidiaries

Grupo Aval’s financial subsidiaries are subject to a “Total Solvency Risk Ratio” (Total Regulatory Capital/Risk Weighted Assets) of at least 9% and a “Basic Solvency Risk Ratio” (Basic Ordinary Regulatory Capital/Risk Weighted Assets) of at least 4.5%.  See Regulatory framework for Colombian financial institutions - Capital Adequacy Requirements section.

As of  December, 31 2019,  and 2018, all of Grupo Aval´s financial subsidiaries complied with the minimum regulatory capital requirements, as established by Basel II. Below is shown the consolidated outcome by entity of the minimum regulatory capital, required for the entities regulated by the Superintendency of Finance:

	December 31, 2019
	Banco de	Banco de	Banco	Banco AV
Regulatory Capital	Bogotá	Occidente	Popular	Villas	Corficolombiana
Regulatory Capital	18,508,842	3,908,477	2,384,460	1,293,359	4,032,713
Basic ordinary equity	13,082,557	3,202,018	1,898,181	1,174,605	3,761,178
Basic additional equity	5,426,285	706,459	486,279	118,754	271,535
Market risk	14,223,159	1,401,440	1,425,745	644,799	1,927,291
Credit risk	129,836,198	31,807,330	21,015,333	11,488,357	10,102,536
Total assets weighted by risk	144,059,357	33,208,770	22,441,078	12,133,156	12,029,827
Total solvency risk index.	12.85%	11.77%	10.63%	10.66%	33.52%
Basic solvency risk index.	9.08%	9.64%	8.46%	9.68%	31.27%

	December 31, 2018
	Banco de	Banco de	Banco	Banco AV
Regulatory Capital	Bogotá	Occidente	Popular	Villas	Corficolombiana
Regulatory Capital	17,730,918	3,917,005	2,170,075	1,176,179	3,631,640
Basic ordinary equity	11,655,669	3,166,981	1,648,438	1,106,529	3,381,550
Basic additional equity	6,075,249	750,024	521,637	69,650	250,090
Market risk	10,275,186	1,754,924	1,809,867	421,379	2,440,618
Credit risk	120,604,192	29,405,386	19,624,155	10,759,423	7,834,598
Total assets weighted by risk	130,879,378	31,160,310	21,434,022	11,180,802	10,275,216
Total solvency risk index.	13.55%	12.57%	10.12%	10.52%	35.34%
Basic solvency risk index.	8.91%	10.16%	7.69%	9.90%	32.91%

NOTE 5 – ESTIMATION OF FAIR VALUE

The fair value of the financial assets and liabilities traded in active markets (such as financial assets in debt securities, equity securities and derivatives actively listed in stock exchanges or interbank markets) is based on dirty prices supplied by a price vendor.

An active market is a market where transactions for assets or liabilities are carried out with sufficient frequency and volume in order to provide price information on an ongoing basis. A dirty price includes accrued and pending interest on the security, as from the date of issuance or last payment of interest, until the date in which the purchase and sale operation is due. The fair value of financial assets and liabilities that are not traded in an active market is determined through appraisal techniques determined by the price supplier or by the management of Grupo Aval’s entities. Appraisal techniques used for non-standardized financial instruments such as options, foreign exchange swaps and derivatives of the over-the-counter market, which include the use of interest rate or currency assessment curves built by providers and extrapolated to the specific conditions of the instrument being appraised, discounted cash flow analysis, options pricing models and other valuation techniques commonly used by market participants who rely mostly on market data and the least possible on specific data of entities.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

The following table presents an analysis, within the hierarchy of fair value, of Grupo Aval´s assets and liabilities (by class), measured at fair value as of December 31, 2019 and 2018 on a recurring basis.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2019

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	1,503,708	Ps.	922,052	Ps.	—	Ps.	2,425,760
Securities issued or secured by other Colombian Government entities		—		175,794		—		175,794
Securities issued or secured by foreign Governments		3,220		136,314		—		139,534
Securities issued or secured by central banks		—		13,966		—		13,966
Securities issued or secured by other financial entities		33,179		1,817,243		—		1,850,422
Securities issued or secured by non-financial sector entities		—		33,942		—		33,942
Others		—		33,695		—		33,695
Total trading investments	Ps.	1,540,107	Ps.	3,133,006	Ps.	—	Ps.	4,673,113
Investments in debt securities at fair value through profit or loss
Others		—		—		10,102		10,102
Total investments in debt securities at fair value through profit or loss	Ps.	1,540,107	Ps.	3,133,006	Ps.	10,102	Ps.	4,683,215
Investments in debt securities at fair value through OCI
Securities issued or secured by Colombian Government		7,923,409		3,720,533		—		11,643,942
Securities issued or secured by other Colombian Government entities		191,994		273,684		—		465,678
Securities issued or secured by foreign Governments		9,954		4,987,476		—		4,997,430
Securities issued or secured by central banks		—		970,095		—		970,095
Securities issued or secured by other financial entities		237,887		2,817,038		—		3,054,925
Securities issued or secured by non-financial sector entities		—		34,840		—		34,840
Others		—		442,082		—		442,082
Total investments in debt securities at fair value through OCI	Ps.	8,363,244	Ps.	13,245,748	Ps.	—	Ps.	21,608,992
Total investments in debt securities	Ps.	9,903,351	Ps.	16,378,754	Ps.	10,102	Ps.	26,292,207

Equity securities
Trading equity securities		1,679		3,046,048		475,394		3,523,121
Investments in equity through OCI		1,174,959		46,228		106,905		1,328,092
Total equity securities	Ps.	1,176,638	Ps.	3,092,276	Ps.	582,299	Ps.	4,851,213

Held for trading derivatives
Currency forward		—		765,166		—		765,166
Debt securities forward		—		253		—		253
Interest rate swap		—		73,481		—		73,481
Currency swap		—		34,682		—		34,682
Currency options		—		43,852		—		43,852
Total held for trading derivatives	Ps.	—	Ps.	917,434	Ps.	—	Ps.	917,434
Hedging derivatives
Currency forward		—		166,598		—		166,598
Total hedging derivatives	Ps.	—	Ps.	166,598	Ps.	—	Ps.	166,598
Other account receivables
Financial assets in concession contracts		—		—		2,706,030		2,706,030
Total other account receivables designated at fair value	Ps.	—	Ps.	—	Ps.	2,706,030	Ps.	2,706,030
Non- financial assets
Biological assets		—		—		104,857		104,857
Investment properties		—		—		928,566		928,566
Total non- financial assets	Ps.	—	Ps.	—	Ps.	1,033,423	Ps.	1,033,423
Total assets at fair value on recurring basis	Ps.	11,079,989	Ps.	20,555,062	Ps.	4,331,854	Ps.	35,966,905

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
Liabilities
Trading derivatives
Currency forward		—		815,393		—		815,393
Debt securities forward		—		574		—		574
Debt securities futures		52		—		—		52
Interest rate swap		—		64,500		—		64,500
Currency swap		—		31,982		—		31,982
Currency options		—		49,937		—		49,937
Total trading derivatives	Ps.	52	Ps.	962,386	Ps.	—	Ps.	962,438
Hedging derivatives
Currency forward		—		90,726		—		90,726
Interest rate swap		—		3,572		—		3,572
Total hedging derivatives	Ps.	—	Ps.	94,298	Ps.	—	Ps.	94,298
Total liabilities at fair value on recurring basis	Ps.	52	Ps.	1,056,684	Ps.	—	Ps.	1,056,736

December 31, 2018

	Level 1		Level 2		Level 3		Total
Assets

Trading investments
Securities issued or secured by Colombian Government	Ps.	2,109,574	Ps.	161,068	Ps.	—	Ps.	2,270,642
Securities issued or secured by other Colombian Government entities		19,606		108,940		—		128,546
Securities issued or secured by foreign Governments		—		98,155		—		98,155
Securities issued or secured by central banks		—		12,914		—		12,914
Securities issued or secured by other financial entities		—		1,218,751		—		1,218,751
Securities issued or secured by non-financial sector entities		—		29,122		—		29,122
Others		—		4,848		—		4,848
Total trading investments	Ps.	2,129,180	Ps.	1,633,798	Ps.	—	Ps.	3,762,978
Investments in debt securities at fair value through profit or loss
Others		—		17,523		13,733		31,256
Total investments in debt securities at fair value through profit or loss	Ps.	2,129,180	Ps.	1,651,321	Ps.	13,733	Ps.	3,794,234
Investments in debt securities at fair value through OCI
Securities issued or secured by Colombian Government		8,208,778		2,316,996		—		10,525,774
Securities issued or secured by other Colombian Government entities		232,312		265,323		—		497,635
Securities issued or secured by foreign Governments		91,315		2,924,241		—		3,015,556
Securities issued or secured by central banks		—		1,131,740		—		1,131,740
Securities issued or secured by other financial entities		279,653		3,028,827		—		3,308,480
Securities issued or secured by non-financial sector entities		—		209,940		—		209,940
Others		—		246,632		—		246,632
Total investments in debt securities at fair value through OCI	Ps.	8,812,058	Ps.	10,123,699	Ps.	—	Ps.	18,935,757
Total investments in debt securities	Ps.	10,941,238	Ps.	11,775,020	Ps.	13,733	Ps.	22,729,991

Equity securities
Trading equity securities		3,060		2,212,915		456,673		2,672,648
Investments in equity through OCI		935,737		51,224		103,640		1,090,601
Total equity securities	Ps.	938,797	Ps.	2,264,139	Ps.	560,313	Ps.	3,763,249

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total

Held for trading derivatives
Currency forward		—		616,116		1,683		617,799
Debt securities forward		—		71		—		71
Interest rate swap		—		43,181		—		43,181
Currency swap		—		48,546		—		48,546
Currency options		—		59,089		—		59,089
Total held for trading derivatives	Ps.	—	Ps.	767,003	Ps.	1,683	Ps.	768,686
Hedging derivatives
Currency forward		—		30,138		—		30,138
Total hedging derivatives	Ps.	—	Ps.	30,138	Ps.	—	Ps.	30,138
Other account receivables
Financial assets in concession contracts		—		—		2,488,414		2,488,414
Total other account receivables designated at fair value	Ps.	—	Ps.	—	Ps.	2,488,414	Ps.	2,488,414
Non- financial assets
Biological assets		—		—		84,206		84,206
Investment properties		—		—		836,324		836,324
Total non- financial assets	Ps.	—	Ps.	—	Ps.	920,530	Ps.	920,530
Total assets at fair value on recurring basis	Ps.	11,880,035	Ps.	14,836,300	Ps.	3,984,673	Ps.	30,701,008

Liabilities
Trading derivatives
Currency forward		—		583,242		5,779		589,021
Debt securities forward		—		2,730		—		2,730
Debt securities futures		32		—		—		32
Interest rate swap		—		32,380		—		32,380
Currency swap		—		148,378		—		148,378
Currency options		—		38,764		—		38,764
Total trading derivatives	Ps.	32	Ps.	805,494	Ps.	5,779	Ps.	811,305
Hedging derivatives
Currency forward		—		195,539		—		195,539
Total hedging derivatives	Ps.	—	Ps.	195,539	Ps.	—	Ps.	195,539
Total liabilities at fair value on recurring basis	Ps.	32	Ps.	1,001,033	Ps.	5,779	Ps.	1,006,844

5.2          Items Measured at Fair Value on a Non-Recurring Basis

Grupo Aval is required, on a nonrecurring basis to adjust the carrying value of certain assets and liabilities or provide valuation allowances. These assets or liabilities primarily include impaired collateralized loans and non-current assets held for sale. The fair value of these assets which are classified as Level 3 are determined using pricing models, discounted cash flow methodologies, current replacement cost or similar techniques, using internal models or external experts with sufficient experience and knowledge of the real estate market or of assets being appraised. Generally, these appraisals are carried out by references to market data or based on the replacement cost, when sufficient market data is not available.

The following table presents Grupo Aval’s assets and liabilities, classified within the fair value hierarchy, which are measured on a nonrecurring basis as of December 31, 2019 and 2018 at fair value less cost of sale:

	Level 1		Level 2		Level 3		Total
December 31, 2019
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	870,110	Ps.	870,110
Non- current assets held for sale		—		—		206,193		206,193
	Ps.	—	Ps.	—	Ps.	1,076,303	Ps.	1,076,303

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	Level 1		Level 2		Level 3		Total
December 31, 2018
Impaired collateralized loans	Ps.	—	Ps.	—	Ps.	896,257	Ps.	896,257
Non- current assets held for sale		—		—		186,714		186,714
	Ps.	—	Ps.	—	Ps.	1,082,971	Ps.	1,082,971

5.3          Fair Value determination

The following tables provide information about valuation techniques and significant inputs when measuring fair value on a recurring basis for assets and liabilities, with fair value hierarchy classification of level 2 or level 3.

Level 2 instruments are those which are valued using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

The following table provides information about valuation techniques and significant inputs when measuring fair value on a recurring basis for assets and liabilities classified as level 2.

	Valuation technique Level 2	Significant inputs
ASSETS
Investments in debt securities at fair value
In Colombian Pesos
Securities issued or secured by the Colombian Government	Discounted cash flow	Theoretical price / estimated price(1)
Average price / market price(2)
Securities issued or secured by other Colombian Government entities	Discounted cash flow	Theoretical price / estimated price(1)
Average price / market price(2)
Securities issued or secured by other financial entities	Discounted cash flow	Theoretical price / estimated price(1)
Average price / market price(2)
Yield and margin
Securities issued or secured by non-financial sector entities	Discounted cash flow	Theoretical price / estimated price(1)
Average price / market price(2)
Others	Discounted cash flow	Theoretical price / estimated price(1)
Average price / market price(2)
Yield and margin
In Foreign Currency
Securities issued or secured by the Colombian Government	Market price	Market price(2)
Securities issued or secured by other Colombian Government entities	Discounted cash flow	Theoretical price / estimated price(1)
Average price / market price(2)
Securities issued or secured by foreign Governments	Internal model	Discounted cash flows using yields from similar securities outstanding
Negotiation price, if there are not negotiations, it is calculated by groups of debt securities according to the Superintendency of Pensions methodologies.
	Market price	Last auction allocation price
Market price(2)
Market price or price calculated based on benchmarks set by price providers methodologies

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	Valuation technique Level 2	Significant inputs
Securities issued or secured by central banks	Internal model	Discounted cash flows using yields from similar securities outstanding
	Market price	Market price or price calculated based on benchmarks set by price providers methodologies
Securities issued or secured by other financial entities	Discounted cash flow	Theoretical price / estimated price(1)
	Internal model	Discounted cash flows using yields from similar securities outstanding
	Market price	Market price or price calculated based on benchmarks set by price providers methodologies
Bloomberg Generic
Market price(2)
Securities issued or secured by non-financial sector entities	Market price	Theoretical price / estimated price(1)
Market price(2)
Others	Discounted cash flow	Theoretical price / estimated price(1)
	Market price	Market price or price calculated based on benchmarks set by price providers methodologies
Negotiation price, if there are not negotiations, it is calculated by groups of debt securities according to the Superintendency of Pensions methodologies.
Last auction allocation price
Quoted price
Market price(2)
Bloomberg Generic
Equity securities
Corporate stock	Market price	Estimated prices(1)
Investment funds	Market price	Market value of underlying assets, less management and administrative fees
Pension and severance funds (3)	Market price	Market value of underlying assets, less management and administrative fees

Trading derivatives
Foreign currency forward	Discounted cash flow	Underlying asset price
Debt securities forward		Currency curve by underlying asset
Interest rate swap		Forward Exchange rates curve of the operation’s currency
Cross currency swap		Implicit curves of Exchange rates forwards
Swap (others)		Swap curves by underlying asset
Currency options		Implicit volatilities matrixes and curves
Foreign currency futures	Market	Market price(2)
Spot, rates, days to maturity
Debt securities futures	Market	Market price(2)
Spot, rates, days to maturity
Hedging derivatives
Currency forward	Discounted cash flow	Curves by currency
Foreign currency futures	Market	Market price(2)
LIABILITIES
Derivatives held for trading
Foreign currency forward	Discounted cash flow	Underlying asset price
Debt securities forward		Currency curve by underlying asset
Interest rate swap		Forward Exchange rates curve of the operation’s currency
Currency swap		Implicit curves of exchange rates forwards
Swap (others)		Swap curves by underlying asset

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	Valuation technique Level 2	Significant inputs
Currency options		Implicit volatilities matrixes and curves
Foreign currency futures	Market	Market price(2)
Spot, rates, days to maturity
Debt securities futures	Market	Market price(2)
Spot, rates, days to maturity
Hedging derivatives
Foreign currency forward	Discounted cash flow	Underlying asset price
Interest rate swap		Currency curve by underlying asset
Forward Exchange rates curve of the operation’s currency
Implicit curves of Exchange rates forwards
Swap curves by underlying asset
Implicit volatilities matrixes and curves
Foreign currency futures	Market	Market price(2)

(1)

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

(2)	Quoted market prices (i.e. obtained from price vendors)
(3)	The subsidiary Porvenir S. A. according to Colombian rules is required to invest to 1% of its total assets under management from severance and mandatory pension funds.

The following table provides information about valuation techniques and significant unobservable inputs when measuring Level 3 assets and liabilities at recurring fair value.

	Valuation technique Level 3	Significant unobservable inputs
ASSETS
Investments in debt securities at fair value
In Colombian Pesos
Other	Discounted cash flow	Projected payments flow of mortgage securitizations
Equity securities
Investments in equity securities (1)		- Growth in values after 5 years
	Discounted cash flow	- Net Income
- Growth in residual values after 5 years
- Discount interest rates
- EBITDA Value
	Comparable Multiples	- Multiple of EBITDA
- Net income value
- Multiple of net income
Other financial assets
Assets under concession contracts	Discounted cash flow	- Free cash flow generated solely by assets under concession.
- Concession contract’s maturity period
- Perpetuity value of the year “n” free-cash flow
- Weighted Average Cost of Capital ("WACC").

The detail of valuation process for financial assets in concession arrangements are outlined in (2)
Non-financial assets
Biological assets	Discounted cash flow	The processes used to collect data and determine the fair value of biological assets are described in (3)
Investment properties	Discounted cash flow	The processes used to collect data and determine the fair value of investment properties are described in (4)

(1)          Valuation of equity securities Level 3

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Investments with fair value hierarchy level 3 have significant unobservable inputs. Level 3 instruments includes equity instruments, which are not quoted on any stock exchange. Given that observable prices are not available for these securities, Grupo Aval has used valuation techniques as discounted cash flows to obtain fair value.

The following table includes a sensitivity analysis of main equity securities by 47,492 as of December 31, 2019 classified at FVOCI level 3.

		Favorable		Unfavorable
Methods and Variables	Variation	impact		impact
Comparable multiples / Recent transaction price
EBITDA Number of times	+/-1 x	Ps.	2,860	Ps.	(2,865)
Adjusted net Asset Value
Most relevant variable in assets	+/-10%		331		(287)
Adjusted discounted cash flow
Growth in residual values after 5 years	+/-1%		303		(270)
	+/-30 bp		220		(223)
Income	+/-1%		858		(1,017)
	+/- 1% anual		371		(378)
Discount rates	+/- 50 bp		604		(607)
Discount interest rates	+/- 50 bp		648		(639)
		Ps.	6,195	Ps.	(6,286)

(2)          Valuation of financial assets under Gas and Energy concession arrangement rights

Promigas and subsidiaries, designated the financial assets under concession contracts at fair value, the method used to estimate it is discounted cash flows.

The assumptions and inputs used in the calculation of the financial asset estimate were:

•	The expiration date of each concession contract.
•	The proportion of the expiry period left of each of the concession contracts in force.
•	Operational cash flows (only) of the assets under concession.

The components of the calculations are the following:

•	Free cash flow generated solely by assets under concession.
•	Expiry period of the concession.
•	Amount in - perpetuity of the Free Cash Flow (FCF) of the year, estimated factoring in a growth in the residual amount between 1% and 3% each year.
•	Current amount of the residual amount Weighted Average Cost of Capital (WACC *), between 8.64% and 9.09% each year.

(*) Nominal WACC calculated under the Capital Asset Pricing Model (CAPM) methodology for each, updated annually. The following variables were used for determining the WACC:

•	Beta unlevered USA (Oil/Gas Distribution): Damodaran. (Unlevered Beta 0.61, 2018)
•	Risk Free Rate, Source: Geometric Average 1992‑2018 of American bonds “T-Bonds”.
•	Market Return, Source: Geometric Average 1992‑2018 Damodaran “Stocks” USA.
•	Market Premium: Market Return – Risk Free Rate.
•	Country Risk Premium: Average last 5 years EMBI (Difference between 10‑year Colombian sovereign bonds and 10 years “T-Bonds”). Damodaran.
•	Emerging Market: Equity Premium Emerging countries (Lambda - Damodaran)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Sensitivity analysis

The following table includes a sensitivity analysis of the assumptions used by Promigas and its subsidiaries in the calculation of fair value of unconditional transfer rights of gas pipelines to Government entities at the expiration date of the contracts. The value of the financial asset at December 31, 2019 is 2,706,030 and 2,488,414 at 2018, the sensitivity analysis shows their increase or decrease.

	December 31, 2019				December 31, 2018
Variable	+100 bps		-100 bps		+100 bps		-100 bps
WACC	Ps.	(637,556)	Ps.	979,942	Ps.	(637,463)	Ps.	979,778
Perpetuity growth rate (*)		550,652		(387,750)		550,567		(387,696)

(*) Perpetuity growth rate in the case of concessions with renewal clauses that are highly likely to be exercised.

(3)          Biological Assets

Fair value of Grupo Aval subsidiaries “biological assets”, which correspond to agricultural activities related to biological assets (animals or plants), is estimated based on internal reports prepared by the companies who own such assets. Fair value of biological assets is determined using valuations performed by experienced internal professionals, using discounted cash flow models. Since no comparable market exist for the biological assets, given their nature, their fair value is determined using discounted cash flows models for each biological asset, based on estimated future quantities of crops, prices, harvesting costs, and maintenance and crop yields, among others, discounted using a risk-free rate adjusted by an appropriate risk premium. See note 15.5.

The main assumptions used for determining the fair value of the principal biological assets are as follows:

1.          Biological assets growing in rubber crops:

The price of natural rubber used to calculate the 2020-2022 cash flows was forecasted based on the average of the last 3 years of the Technically Specified Rubber (TSR20) per ton since  December 2016 0.47 (USD  1,542/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually based on the expected US inflation rate.

Yield per hectare: Based on the crop composition and the planting year of the different clones, we forecasted a stepwise yield per hectare starting in year 7 after plantation and stabilizing after year 10.

Tons of rubber per
Year	hectare per year
Year 7	0.60
Year 8	0.90
Year 9	1.40
Year 10 and other	1.90

Costs and administrative expenses: Costs are forecasted considering the different activities incurred during the life of a rubber project. A cost per hectare is forecasted for every key activity such as crop establishment, maintenance of immature plant and maintenance and harvest of mature plants.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Discount rate: Based on the data for the “Farming/Agriculture” sector of Damodaran Online’s Global Markets data base, a cost of equity of 11.98% as of December 31, 2019 and 16.75% as of December 31, 2018 was defined. Additionally, a cost of debt of 6.64% as of December 31, 2019 and 6.29% as of December 31, 2018 was defined based on existing debt market conditions. Based on the above, the discount rate, or WACC, was determined to be 10.79% as of December 31, 2019 and 10.74% as of December 31, 2018.

2.          Biological assets growing in African palm crops:

The price of African palm oil (USD per ton) used to calculate the 2020-2021 cash flows was forecasted based on the average price of palm oil since January 2017 (USD 690.39/Ton), in order to reflect the behavior of the commodity for an entire economic cycle. Forecasted prices are adjusted annually with the expected US inflation rate.

The source of information for international prices for Colombia’s market are the following:

•

Crude palm oil: BURSA MALAYSIA DERIVATIVES (BMD) – Crude Palm Oil Futures (FCPO) – Third Position. It is a relevant international market prices, of easy public access, and is provided by transparent and objective source.

•	For the price forecast, available future prices (FCPO) were also used as reference.

Yield per hectare: Based on the crop composition and the re-planting year of the crops which started in 2006, we forecasted a stepwise yield per hectare for each plantation as follows:

Tons of fresh fruit
Year	per hectare
0 to 3	—
4	4
5	10
6	12
7	22
7 to 18	22
More than 18	36
Weighted average	18

Extraction rate: The oil extraction rate (OER) is a factor that defines the amount of crude palm oil that is produced. The OER varies depending on the age of the plantation, and was forecasted based on the following table:

Year	Extraction Rate (%)
0 to 3	19
4	23
5	23
6	23
7	23
7 to 18	23
More than 18	21
Weighted average	23

Costs and administrative expenses: Costs are forecast considering the different activities that are incurred during the life of an African palm crop. A cost per hectare is forecast for every key activity such as crop establishment, maintenance and exploitation, harvest and transport.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Discount rate: Based on the data for the “Farming/Agriculture” sector of Damodaran Online’s Global Markets data base, a cost of equity of 11.98% as of December 31, 2019 and 16.75% as of December 31, 2018 was defined. Additionally, a cost of debt 6.64% as of December 31, 2019 and 6.29% as of December 31, 2018 was defined based on existing debt market conditions. Based on the above, the discount rate, or WACC, was determined to be 10.79% as of December 31, 2019 and 10.74% as of December 31, 2018.

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

If the average price of technically specified rubber (TSR20) and crude palm oil (CPO) had been 5% higher or lower in 2019 and 2018, with all the other variables remaining constant and excluding the effect of hedging activities, Grupo Aval’s profits for the period, before taxes, would have been the following, including only the product growing on bearer plants.

Rubber Plantations

	TSR20 reference price	Change in fiscal year-	Value of the biological	Profits
	USD/ton	end price	asset	before taxes
	1,619	5%	61,736	10,550
Dec-19	1,542	Baseline scenario	57,698	6,513
	1,465	(5)%	53,660	2,475
	1,597	5%	43,609	4,241
Dec-18	1,521	Baseline scenario	41,533	2,164
	1,445	(5)%	39,456	88

African Palm Plantations

	CPO reference price	Change in fiscal year-	Value of the biological	Profits
	USD/ton	end price	asset	before taxes
	725	5%	35,990	582
Dec-19	690	Baseline scenario	32,509	(2,900)
	656	(5)%	29,027	(6,382)
	705	5%	31,272	(7,792)
Dec-18	671	Baseline scenario	29,783	(9,281)
	638	(5)%	28,293	(10,770)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

(4)          Investment properties

Investment properties are recognized at fair value, based on a valuation made at each year-end period using, as a basis, independent appraisal expert whose report is obtained and reviewed by management. While in Colombia, the frequency of transactions in the real state sector is low compared to other more developed markets, management believes there are enough references to assess the fair value of investment properties owned by Grupo Aval and its subsidiaries based on comparable market transactions. (See note 15.4)

Fire-sales are excluded from the comparable transactions used to estimate the fair-value of investment properties. Management has reviewed the main assumptions used by the independent external appraisers (such as inflation, interest rates, etc.) and believes they are consistent with market conditions at each end of period. However, management believes that the estimation of the fair value of investment properties depends on significant judgment from the independent expert appraisers, and as such, there could be a significant probability that the actual price of sale of a property differs from its fair value. (See note 5.1)

5.4          Transfers between level 1 and level 2 of the fair value hierarchy

The following table summarizes the transfer between fair value levels 1 and 2 during 2019 and 2018. In general, transfers between Level 1 and Level 2 in the investment portfolios are due, fundamentally, to changes in the liquidity levels of the securities in the markets.

December 31, 2019

	Investments in debt				Investments in debt
	securities at FVTPL				securities at FVOCI
	Transfers between:				Transfers between:
	Level 2 to 1		Level 1 to 2		Level 2 to 1		Level 1 to 2
Securities issued or secured by Colombian Government	Ps.	—	Ps.	—	Ps.	72,451	Ps.	591,093
Securities issued or secured by other Colombian Government entities		—		1		—		38,324
Securities issued or secured by other financial entities		—		—		3,301		119,271
	Ps.	—	Ps.	1	Ps.	75,752	Ps.	748,688

December 31, 2018

	Investments in debt				Investments in debt
	securities at FVTPL				securities at FVOCI
	Transfers between:				Transfers between:
	Level 2 to 1		Level 1 to 2		Level 2 to 1		Level 1 to 2
Securities issued or secured by Colombian Government	Ps.	—	Ps.	—	Ps.	17,668	Ps.	14,081
Securities issued or secured by other Colombian Government entities		—		—		229,202		—
Securities issued or secured by other financial entities		—		—		—		189,013
	Ps.	—	Ps.	—	Ps.	246,870	Ps.	203,094

There were no transfers of fair values between levels 2 to or from level 3.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

5.5          Reconciliation Level 3 of the fair value hierarchy

The reconciliation of the balances at the beginning of the period to the closing balances with the fair value measurements classified at Level 3 is shows in the following table.

	Financial assets				Financial assets in
	in debt		Equity		concession		Biological		Investment
	securities		instruments		arrangements		assets		properties
December 31, 2016	Ps.	27,377	Ps.	—	Ps.	2,072,674	Ps.	48,002	Ps.	610,188
Valuation adjustment with an effect on income		765		—		209,937		13,503		46,675
Valuation adjustments with an effect on OCI		(8,540)		—		—		—		—
Transfers to non-current assets held for sale		—		—		—		—		101,469
Reclassification		—		25,341		—		—		(30,143)
Additions		—		—		—		24,409		84,036
Sales / redemptions		—		—		—		(19,775)		(28,431)
December 31, 2017	Ps.	19,602	Ps.	25,341	Ps.	2,282,611	Ps.	66,139	Ps.	783,794
Adoption IFRS 9 (1)		—		102,214		—		—		—
Valuation adjustment with an effect on income		(5,119)		9,207		205,803		20,606		39,415
Valuation adjustments with an effect on OCI		—		1,426		—		—		—
Transfers from non-current assets held for sale		—		—		—		—		19,719
Reclassification		—		25,989		—		(96)		10,780
Additions		—	(*)	396,136		—		20,900		61,300
Sales / redemptions		(750)		—		—		(23,343)		(78,684)
December 31, 2018	Ps.	13,733	Ps.	560,313	Ps.	2,488,414	Ps.	84,206	Ps.	836,324
Valuation adjustment with an effect on income		(3,018)		18,721		217,616		18,914		19,597
Valuation adjustments with an effect on OCI		—		3,101		—		—		5,288
Transfers from non-current assets held for sale		—		—		—		—		21,722
Reclassification		—		—		—		—		(2,078)
Additions		—		238		—		20,559		116,702
Sales / redemptions		(613)		(74)		—		(18,822)		(68,989)
December 31, 2019	Ps.	10,102	Ps.	582,299	Ps.	2,706,030	Ps.	104,857	Ps.	928,566

(*)    Includes investment in NEXUS Real Estate Capital Funds by Banco de Bogota of Ps. 330,350, Banco Popular of Ps.24,222, Alpopular of Ps. 41,070 and Fiduciaria Popular of Ps.494

(1)    Grupo Aval has initially adopted IFRS 9 as of January 1, 2018.  According to the transition methods chosen, comparative information is not restated. See note 2(2.4 (C)).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

5.6          Fair Value of Financial Assets and Liabilities recognized at Amortized Cost

The following table shows a summary of financial assets and liabilities accounted at amortized cost and valued at fair value as of December 31, 2019 and 2018, only for disclosure purposes.

	December 31, 2019				December 31, 2018
	Carrying		Fair Value		Carrying		Fair Value
	Amount		Estimate		Amount		Estimate
Assets
Investments in debt securities at amortized cost (1)	Ps.	3,053,862	Ps.	3,031,355	Ps.	2,972,616	Ps.	2,984,973
Credit portfolio at amortized cost (2)		173,942,317		183,308,411		168,685,654		176,228,181
Total financial assets	Ps.	176,996,179	Ps.	186,339,766	Ps.	171,658,270	Ps.	179,213,154

Liabilities
Customer deposits (3)	Ps.	175,491,421	Ps.	176,310,606	Ps.	164,359,451	Ps.	164,682,493
Financial obligations (4)		54,844,576		56,116,678		51,211,990		51,811,778
Total financial liabilities	Ps.	230,335,997	Ps.	232,427,284	Ps.	215,571,441	Ps.	216,494,271

(1)	Financial assets at amortized cost

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

(4)	Financial obligations

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

 NOTE 6 – CLASSIFICATION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

See accounting policies in Notes 2(2.5).

The following table provides a reconciliation of gross amount between line items in the statement of financial position and categories of financial instruments as of December 31, 2019 and 2018.

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2019		at		debt		equity		Amortized		carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	30,117,236	Ps.	30,117,236
Trading assets	8		9,113,668		—		—		—		9,113,668
Debt securities			4,673,113		—		—		—		4,673,113
Equity securities			3,523,121		—		—		—		3,523,121
Derivative assets			917,434		—		—		—		917,434
Investment securities	9		10,102		21,608,992		1,328,092		3,053,862		26,001,048
Measured at fair value			10,102		21,608,992		1,328,092		—		22,947,186
Measured at amortized cost			—		—		—		3,053,862		3,053,862
Loans	11		—		—		—		182,128,114		182,128,114
Other accounts receivable	12		2,706,030		—		—		9,282,734		11,988,764
Measured at fair value			2,706,030		—		—		—		2,706,030
Measured at amortized cost			—		—		—		9,282,734		9,282,734
Hedging derivative assets	10		166,598		—		—		—		166,598
Total financial assets		Ps.	11,996,398	Ps.	21,608,992	Ps.	1,328,092	Ps.	224,581,946	Ps.	259,515,428

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	962,438	Ps.	—	Ps.	—	Ps.	—	Ps.	962,438
Hedging derivative liabilities	10		94,298		—		—		—		94,298
Customer deposits	20		—		—		—		175,491,421		175,491,421
Financial obligations	21		—		—		—		54,844,576		54,844,576
Total financial liabilities		Ps.	1,056,736	Ps.	—	Ps.	—	Ps.	230,335,997	Ps.	231,392,733

		Mandatorily		FVOCI –		FVOCI –				Total
December 31, 2018		at		debt		equity		Amortized		carrying
Assets	Note	FVTPL		instruments		instruments		Cost		amount
Cash and cash equivalents	7	Ps.	—	Ps.	—	Ps.	—	Ps.	28,401,283	Ps.	28,401,283
Trading assets	8		7,204,312		—		—		—		7,204,312
Debt securities			3,762,978		—		—		—		3,762,978
Equity securities			2,672,648		—		—		—		2,672,648
Derivative assets			768,686		—		—		—		768,686
Investment securities	9		31,256		18,935,757		1,090,601		2,972,616		23,030,230
Measured at fair value			31,256		18,935,757		1,090,601		—		20,057,614
Measured at amortized cost			—		—		—		2,972,616		2,972,616
Loans	11		—		—		—		176,881,841		176,881,841
Other accounts receivable	12		2,488,414		—		—		7,069,120		9,557,534
Measured at fair value			2,488,414		—		—		—		2,488,414
Measured at amortized cost			—		—		—		7,069,120		7,069,120
Hedging derivative assets	10		30,138		—		—		—		30,138
Total financial assets		Ps.	9,754,120	Ps.	18,935,757	Ps.	1,090,601	Ps.	215,324,860	Ps.	245,105,338

		Mandatorily		FVOCI –		FVOCI –				Total
		at		debt		equity		Amortized		carrying
Liabilities	Note	FVTPL		instruments		instruments		Cost		amount
Trading liabilities
Derivative liabilities	8	Ps.	811,305	Ps.	—	Ps.	—	Ps.	—	Ps.	811,305
Hedging derivative liabilities	10		195,539		—		—		—		195,539
Customer deposits	20		—		—		—		164,359,451		164,359,451
Financial obligations	21		—		—		—		51,211,990		51,211,990
Total financial liabilities		Ps.	1,006,844	Ps.	—	Ps.	—	Ps.	215,571,441	Ps.	216,578,285

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 7 – CASH AND CASH EQUIVALENTS

Balances of cash and cash equivalents comprise the following as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
In Colombian Pesos
Cash	Ps.	4,466,144	Ps.	4,489,637
Deposits in the Colombian central bank		4,755,515		3,794,412
Demand deposits in banks and other financial entities		266,964		559,181
Clearing houses		1,248		3,428
Investments in debt securities maturing in under three months		31,353		2,449
Cash held for specific purposes (1)		50,078		254,280
	Ps.	9,571,302	Ps.	9,103,387
In foreign currency
Cash		2,186,402		1,955,745
Demand deposits in banks and other financial entities		18,359,532		17,342,151
	Ps.	20,545,934	Ps.	19,297,896
Total cash and cash equivalents	Ps.	30,117,236	Ps.	28,401,283

(1)	Grupo Aval has cash held for specific purpuses related to the collection of tolls in concessions.

Grupo Aval´s banking subsidiaries had cash reserves to comply with the mandatory (see note 4.3) amount for time deposits, checking accounts and savings accounts for 16,806,578 and 15,710,055 at December 31, 2019 and 2018, respectively.

NOTE 8 – TRADING ASSETS AND LIABILITIES

Balances of trading asset and liabilities comprise the following as of December 31, 2019 and 2018:

			December 31,		December 31,
	Note	2019		2018
Trading assets
Debt securities	8.1	Ps.	4,673,113	Ps.	3,762,978
Equity securities	8.2		3,523,121		2,672,648
Derivative assets	8.3		917,434		768,686
		Ps.	9,113,668	Ps.	7,204,312

Trading liabilities
Derivative liabilities	8.3		962,438		811,305
		Ps.	962,438	Ps.	811,305
Total trading assets and liabilities net		Ps.	8,151,230	Ps.	6,393,007

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

8.1         Trading investments in debt securities

The following is the balance at December 31, 2019 and 2018.

	December 31,		December 31,
	2019		2018
Securities issued or secured by the Colombian Government	Ps.	2,425,760	Ps.	2,270,642
Securities issued or secured by other Colombian Government entities		175,794		128,546
Securities issued or secured by foreign Governments		139,534		98,155
Securities issued or secured by central banks		13,966		12,914
Securities issued or secured by other financial entities		1,850,422		1,218,751
Securities issued or secured by non-financial sector entities		33,942		29,122
Others		33,695		4,848
Total trading debt securities	Ps.	4,673,113	Ps.	3,762,978

8.2          Trading investments in equity securities

The following is the balance at December 31, 2019 and 2018.

	December 31,		December 31,
	2019		2018
In Colombian Pesos
Corporate stock	Ps.	1,679	Ps.	3,060
Investment funds (1)		1,587,495		1,162,260
Pension and severance funds (2)		1,847,317		1,451,692
	Ps.	3,436,491	Ps.	2,617,012

In foreign currency
Corporate stock	Ps.	34,796	Ps.	32,733
Investment funds		51,834		22,903
	Ps.	86,630	Ps.	55,636
Total equity securities	Ps.	3,523,121	Ps.	2,672,648

(1)	Grupo Aval has restricted Investment Funds related to Concesionaria Nueva Vía al Mar Ps. 49,788 and Concesionaria Vial del Pacífico Ps. 22,444.
(2)	Pursuant to Colombian rules, the subsidiary Porvenir S. A. is required to directly invest 1% of the total assets of these funds in mandatory severance and pension funds managed by Porvenir.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

8.3          Trading derivatives assets and liabilities

Trading derivative assets and liabilities comprise the following as of December 31, 2019 and 2018.

	December 31, 2019				December 31, 2018
	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	30,706	Ps.	750,384	Ps.	599,987	Ps.	22,175
Foreign currency to sell		734,460		65,009		17,811		566,846
Debt securities to buy		150		277		50		—
Debt securities to sell		103		298		22		2,730
Subtotal	Ps.	765,419	Ps.	815,968	Ps.	617,870	Ps.	591,751
Swap
Cross currency		34,682		31,808		48,546		148,378
Interest rate		73,481		64,673		43,181		32,380
Subtotal	Ps.	108,163	Ps.	96,481	Ps.	91,727	Ps.	180,758
Futures contracts
Debt securities to buy		—		52		—		32
Subtotal	Ps.	—	Ps.	52	Ps.	—	Ps.	32
Options contracts
Foreign currency to buy		43,069		977		59,089		—
Foreign currency to sell		783		48,960		—		38,764
Subtotal		43,852		49,937		59,089		38,764
Total derivative assets and liabilities trading	Ps.	917,434	Ps.	962,438	Ps.	768,686	Ps.	811,305

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

	December 31,		December 31,
	2019		2018
Pledged as collateral in money market operations
Securities issued or secured by central banks	Ps.	12,454	Ps.	11,533
Securities issued or secured by foreign Governments		53,900		51,055
Securities issued or secured by Colombian Government		533,358		1,027,436
Securities issued or secured by other financial entities		15,775		15,567
	Ps.	615,487	Ps.	1,105,591
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government	Ps.	5,433	Ps.	34,191
		5,433		34,191
	Ps.	620,920	Ps.	1,139,782

(*)    Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 9 – INVESTMENT SECURITIES

Balances of investment securities comprise the following as of December 31, 2019 and 2018:

	Note	December 31, 2019		December 31, 2018

Investments in debt securities mandatorily at FVTPL	9.1	Ps.	10,102	Ps.	31,256
Investments in debt securities at FVOCI	9.2		21,608,992		18,935,757
Investments in debt securities at amortized cost	9.3		3,053,862		2,972,616
Investments in equity securities at FVOCI	9.4		1,328,092		1,090,601
		Ps.	26,001,048	Ps.	23,030,230

Loss impairment
Investments in debt securities at amortized cost	4.1.5		(737)		(71)
		Ps.	(737)	Ps.	(71)
Total investment securities net		Ps.	26,000,311	Ps.	23,030,159

9.1          Investments in debt securities mandatorily at FVTPL

The following table includes investments on asset-backed securities mandatorily at FVTPL because the contractual cash flows of these securities are not SPPI on the principal outstanding.

	December 31, 2019		December 31, 2018

Others		10,102		31,256
Total investments in debt securities mandatorily at FVTPL	Ps.	10,102	Ps.	31,256

9.2          Investments in debt securities at FVOCI

The following table includes investments in debt securities at FVOCI as of December 31, 2019 and 2018:

December 31, 2019

Debt securities	Cost		Unrealized Gain		Unrealized Losses			Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	11,556,588	Ps.	118,746	Ps.	(31,392)	Ps.	11,643,942	Ps.	3,476
Securities issued or secured by other Colombian Government entities		448,710		17,654		(686)		465,678		482
Securities issued or secured by foreign Governments		4,777,822		219,998		(390)		4,997,430		25,132
Securities issued or secured by central banks		969,832		2,354		(2,091)		970,095		1,210
Securities issued or secured by other financial entities		3,033,397		22,451		(923)		3,054,925		2,850
Securities issued or secured by non-financial sector entities		34,325		515		—		34,840		38
Others		434,719		7,411		(48)		442,082		892
Total debt securities at FVOCI	Ps.	21,255,393	Ps.	389,129	Ps.	(35,530)	Ps.	21,608,992	Ps.	34,080

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2018

Debt securities		Cost		Unrealized Gain		Unrealized Losses		Fair Value	ECL
Securities issued or secured by Colombian Government	Ps.	10,517,512	Ps.	65,724	Ps.	(57,462)	Ps.	10,525,774	Ps.	446
Securities issued or secured by other Colombian Government entities		496,936		3,581		(2,882)		497,635		422
Securities issued or secured by foreign Governments		3,042,595		9,209		(36,248)		3,015,556		14,457
Securities issued or secured by central banks		1,133,337		1,058		(2,655)		1,131,740		6,154
Securities issued or secured by other financial entities		3,352,299		3,191		(47,010)		3,308,480		8,623
Securities issued or secured by non-financial sector entities		278,838		156		(69,054)		209,940		68,657
Others		251,878		121		(5,367)		246,632		258
Total debt securities at FVOCI	Ps.	19,073,395	Ps.	83,040	Ps.	(220,678)	Ps.	18,935,757	Ps.	99,017

The following table shows amounts reclassified to profit or loss from OCI before taxes, related to fixed income investments debt securities measured at FVOCI:

	December 31, 2019		December 31, 2018
Redemptions or sales		232,738		43,574
ECL allowance		53,511		31,809
Total reclassified to profit or loss	Ps.	286,249	Ps.	75,383

9.3          Investments in debt securities at amortized cost

The following table includes investments in debt securities at amortized cost as of December 31, 2019 and 2018:

Debt securities	December 31, 2019		December 31, 2018
Securities issued or secured by other Colombian Government entities	Ps.	3,029,802	Ps.	2,931,172
Securities issued or secured by foreign Governments		23,043		32,321
Securities issued or secured by other financial entities		1,017		9,123
Total debt securities at amortized cost	Ps.	3,053,862	Ps.	2,972,616

The following is a summary of investments in debt securities at amortized cost by maturity dates:

	December 31, 2019		December 31, 2018

Up to 1 month	Ps.	693,328	Ps.	671,047
More than 1 month and no more than 3 months		12,787		12,787
More than 3 months and no more than 1 year		2,347,747		2,287,755
More than 1 year and no more than 5 years		—		1,027
Total	Ps.	3,053,862	Ps.	2,972,616

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

9.4          Investments in equity securities at fair value through OCI

The following is the balance at December 31, 2019 and 2018.

December 31, 2019

	Cost		Unrealized Gain		Unrealized Losses		Fair Value
In Colombian Pesos
Corporate stock	Ps.	593,573	Ps.	720,402	Ps.	(4,439)	Ps.	1,309,536
In foreign currency
Corporate stock		12,465		6,091		—		18,556
Total equity securities	Ps.	606,038	Ps.	726,493	Ps.	(4,439)	Ps.	1,328,092

December 31, 2018

	Cost		Unrealized Gain		Unrealized Losses		Fair Value

In Colombian Pesos
Corporate Stock	Ps.	593,611	Ps.	476,023	Ps.	(3,314)	Ps.	1,066,320
In foreign currency
Corporate Stock		12,717		11,571		(7)		24,281
Total equity securities	Ps.	606,328	Ps.	487,594	Ps.	(3,321)	Ps.	1,090,601

Variations in fair values fundamentally reflect variations in the performance of companies and market conditions mainly due to changes in interest rates and other economic trends in the country where the investment is held. At December 31, 2019 and 2018 Grupo Aval considers that there is no evidence of deterioration.

The details of equity instruments through OCI as of December 31, 2019 and 2018 are as follows.

Entity (*)	December 31, 2019		December 31, 2018
Empresa de Energia de Bogota S.A. E.S.P.	Ps.	1,055,163	Ps.	841,279
Gas Natural S.A. ESP		45,945		43,460
Mineros S.A.		72,638		45,706
Bolsa de Valores de Colombia S.A.		46,817		48,351
Sociedades Portuarias		29,840		28,897
Master Card (**)		—		7,526
Others		77,689		75,382
Total	Ps.	1,328,092	Ps.	1,090,601

(*)    These investments in equity securities have been designated as FVOCI considering that they represent strategic investments for Grupo Aval and therefore, they are not expected to be sold in a foreseeable future.

(**)    During the second half of 2019, Banco de Occidente carried out the sale of its investment in Master Card Colombia, which led to a profit of Ps. 11,329. Given the investment had been classified as measured at fair value with changes in other comprehensive income, this realized gain was recognized directly in retained earnings and did not affect the result of the period.

For the years ended December 31, 2019 and 2018, dividends from these equity investments in the amount of Ps. 84,686 and Ps. 71,487 respectively, were recognized in profit or loss in other income line (see note 30).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

9.5          Investment in debt at FVOCI and amortized cost securities pledged as collateral

The following is a list of debt securities at FVOCI and amortized cost that are being used as collateral in repo operations, pledged as collateral for transactions with financial instruments, or pledged to third parties as collateral to secure financial obligations with other banks (See note 21).

9.5.1 Investment in debt securities through OCI

	December 31,		December 31,
	2019		2018
Pledged as collateral in money market operations
Securities issued or secured by foreign Governments	Ps.	—	Ps.	202,300
Securities issued or secured by Colombian Government		6,116,290		3,195,548
Securities issued or secured by other Colombian Government entities		24,554		63,605
Securities issued or secured by other financial entities		42,068		57,182
Others		40,536		39,602
	Ps.	6,223,448	Ps.	3,558,237
Pledged as collateral in operations with derivative instruments
Securities issued or secured by Colombian Government		158,850		1,087
	Ps.	158,850	Ps.	1,087
Pledged as collateral to special entities such as CRCC, BR and BVC (*)
Securities issued or secured by Colombian Government		439,160		471,579
	Ps.	439,160	Ps.	471,579
Other collaterals
Securities issued or secured by central banks		167,042		167,634
	Ps.	167,042	Ps.	167,634
	Ps.	6,988,500	Ps.	4,198,537

(*) Cámara de Riesgo Central de Contraparte (“CRCC”), Banco de la República (“BR”) and Bolsa de Valores de Colombia (“BVC”)

9.5.2 Investment in debt securities at amortized cost

	December 31,		December 31,
	2019		2018
Pledged as collateral in money market operations
Securities issued or secured by other Colombian Government entities	Ps.	323,954	Ps.	—
	Ps.	323,954	Ps.	—
	Ps.	323,954	Ps.	—

NOTE 10 – HEDGE ACCOUNTING

In accordance with its risk management policies, Grupo Aval uses hedge accounting to manage foreign exchange risk relating to investments in foreign operations and in forecasted transactions of its subsidiary Promigas, as follows:

Hedges of net investment in foreign operations

Banco de Bogotá, Banco de Occidente and Promigas are exposed to foreign exchange risk relating to its investments in foreign subsidiaries, which functional currencies are the US dollar.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

To cover this risk, Grupo Aval hedges its exposure through foreign currency financial liabilities expressed in U.S. dollars and forward contracts for the sale of U.S. dollars.

Changes in the fluctuation of the Colombian peso against the U.S. dollar have been as follows:

Date	Value of USD 1	Variation in pesos
December 31, 2017	2,984.00	(16.71)
December 31, 2018	3,249.75	265.75
December 31, 2019	3,277.14	27.39

According to the information described above, the following table shows movements of OCI gross of taxes, related to hedges of net investment in foreign operations:

			Exchange		Exchange
	Translation		difference of		difference
	adjustment of		financial		in forward		Net OCI
Detail of investment	the investments		liabilities		contracts		account
Leasing Bogotá Panamá	Ps.	101,556	Ps.	(56,618)	Ps.	(46,383)	Ps.	(1,445)
Other subsidiaries and branches Banco de Bogotá		3,638		—		(3,935)		(297)
Occidental Bank Barbados		1,142		(1,142)		—		—
Banco de Occidente Panamá		1,799		(1,799)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P.		(740)		740		—		—
Gases del Pacífico S.A.C.		(92)		(1,096)		—		(1,189)
Gas Natural de Lima y Callao S.A.C. – Calidda		(11,973)		11,973		—		—
Total	Ps.	95,329	Ps.	(47,942)	Ps.	(50,318)	Ps.	(2,931)

According to information described above, the following table contains details of hedging operations carried out to cover foreign denominated equity investments. The analysis shows current amount of OCI gross of taxes:

December 31, 2019

	Thousands of USD				Ps. millions
		Amount of
		hedge by		Cumulative
		financial	Amount of	translation		Exchange		Exchange
		liabilities in	hedge by	adjustment		difference of		difference in
	Investment	foreign	forward	of the		financial		forward		Net OCI
Detail of investment	amount	currency	contracts	investments (1)		liabilities (1)		contracts		account
Leasing Bogotá Panamá	4,475,304	(2,067,100)	(2,391,651)	Ps.	4,230,937	Ps.	(1,651,823)	Ps.	(2,716,214)	Ps.	(137,100)
Other subsidiaries and branches Banco de Bogotá (2)	139,662	—	(137,752)		129,616		—		(127,333)		2,283
Occidental Bank Barbados	31,027	(31,027)	—		25,748		(25,748)		—		—
Banco de Occidente Panamá	38,924	(38,924)	—		37,376		(37,376)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P. (3)	26,214	(26,214)	—		9,332		(9,332)		—		—
Gases del Pacífico S.A.C. (3)	2,500	(2,500)	—		2,302		(3,490)		—		(1,189)
Gas Natural de Lima y Callao S.A.C. – Calidda (3)	131,606	(131,606)	—		(3,977)		3,977		—		—
Total	4,845,237	(2,297,371)	(2,529,403)	Ps.	4,431,333	Ps.	(1,723,792)	Ps.	(2,843,547)	Ps.	(136,006)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

December 31, 2018

	Thousands of USD				Ps. millions
		Amount of
		hedge by		Cumulative
		financial	Amount of	translation		Exchange		Exchange
		liabilities in	hedge by	adjustment		difference of		difference in
	Investment	foreign	forward	of the		financial		forward		Net OCI
Detail of investment	amount	currency	contracts	investments (1)		liabilities (1)		contracts		account
Leasing Bogotá Panamá	3,964,051	(2,067,100)	(1,896,348)	Ps.	4,129,381	Ps.	(1,595,205)	Ps.	(2,669,831)	Ps.	(135,655)
Other subsidiaries and branches Banco de Bogotá (2)	126,380	—	(121,116)		125,978		—		(123,398)		2,580
Occidental Bank Barbados	23,971	(23,971)	—		24,606		(24,606)		—		—
Banco de Occidente Panamá	23,439	(23,439)	—		35,577		(35,577)		—		—
Sociedad Portuaria El Cayao S.A. E.S.P. (3)	31,214	(31,214)	—		10,072		(10,072)		—		—
Gases del Pacífico S.A.C. (3)	4,000	(4,000)	—		2,394		(2,394)		—		—
Gas Natural de Lima y Callao S.A.C. – Calidda (3)	31,649	(19,336)	—		7,996		(7,996)		—		—
Total	4,204,704	(2,169,060)	(2,017,464)	Ps.	4,336,004	Ps.	(1,675,850)	Ps.	(2,793,229)	Ps.	(133,075)

(1)	Includes exchange difference hedged
(2)	Includes Banco de Bogotá Panamá, Banco Bogotá Finance, Ficentro and contributions of foreign branches in Miami, New York and Nassau.
(3)	Includes only a portion of this investments hedged

Hedging with Forward Contracts

Forward contracts to sell U.S. dollars have been contracted to hedge part of the net foreign investment that Banco de Bogotá has in Leasing Bogotá Panamá and other foreign subsidiaries. The forward contracts were executed with counterparties from the financial sector and the hedge was documented as a "dynamic hedging strategy", where new forward contracts are signed simultaneously as the previous ones expire. According to IAS 39, changes in the fair value of derivatives exclusively due to exchange rate changes in the peso against the U.S. dollar are registered under “Other Comprehensive Income” in equity. The ineffective part of the hedge is recognized in the statement of income for the period.

Hedging with Debt in Foreign Currency in U.S. dollars

Debt financial instruments that are not derivatives can be designated as hedging instruments for changes in foreign currency exchange rates. According to this rule, Banco de Bogotá and Banco de Occidente designed debt denominated in U.S. dollar as hedging instruments of their foreign subsidiaries as follows:

•	Bonds issued by Banco de Bogotá in the international market were designated as hedging instruments of its investment in Leasing Bogotá Panamá amounting US$2,067 million in 2019 and 2018.
•

Other financial liabilities in the amount of $230 million as December 31, 2019 (US$102 million as of December 31, 2018) were used to hedge part of the net foreign investment that Banco de Occidente and Promigas have in foreign subsidiaries as part of a hedging strategy, by which new obligations are continuously designated as hedging instruments to replace the previous ones as they expire over time.

•

Between December 21, 2015 and November 2, 2016, financial liabilities designated as hedging instruments described above included an intra-group liability amounting to US$ 500 million that Banco de Bogotá had as a hedging instrument of its investment in Leasing Bogotá Panamá. This operation was eliminated in the consolidation process of Grupo Aval and was excluded from the foreign investment hedge accounting. Starting on May 1st and up to November 2nd, 2016 Grupo Aval designated financial assets in foreign debt securities amounting to US$ 500 million as cash flow hedge, the foreign exchange differences of this intra-group liability were not eliminated in the consolidation process and recorded in Other Comprehensive Income in the amount of

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

73,708. This amount could be realized in the future as income when the investment in Leasing Bogotá Panamá is sold. On November 2nd, 2016 Banco de Bogotá cancelled the intragroup liability amounting to US$ 500 million which was replaced in the foreign investment hedge accounting with other obligations in foreign currency with third parties.

Hedging of Future Transactions

In the ordinary course of its operations Promigas S.A. and its subsidiaries receive income in U.S. Dollars derived from the transportation of gas. Promigas and its subsidiaries hedge the exchange risk arising in future transactions of highly probable gas transportation income, entering into forward contracts for the sale of U.S. dollars with financial entities different from the ones consolidated into Grupo Aval. During the years ended December 31, 2019, 2018 and 2017, an exchange difference recognized under “Other Comprehensive Income” as a result of cash flow hedge accounting of income (loss) from these highly probable transactions, was reclassified to profit or loss in the amounts of Ps. 20,066, Ps. (276) and Ps. (26,846) respectively.

The following is the summary of Promigas and its subsidiaries open cash flow hedges:

	December 31, 2019	December 31, 2018
Income in Thousands of USD dollars forecasted	92,611	120,265
Notional amount contracts forward Thousands of USD	92,611	120,265
% hedged	100%	100%
Fair value in Colombian pesos	(874)	(13,414)
# of contracts	158	1,470

The movement of the accumulated OCI account related to cash flow hedges in Colombian pesos during the years ended on December 31, 2019, 2018 and 2017 is as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
Balance at the beginning of the year	Ps.	(14,343)	Ps.	5,447	Ps.	7,419
Changes in the fair value of the hedge forward contracts		(6,597)		(19,513)		24,874
Reclassified to profit or loss		20,066		(276)		(26,846)
Balance at the end of the year	Ps.	(874)	Ps.	(14,343)	Ps.	5,447

Testing of Hedge Effectiveness

Grupo Aval considers hedging as highly effective if at the beginning and in subsequent periods, the hedging instrument highly offsets changes in fair value or in cash flows attributable to the risk hedged during the period for which the hedging has been designated. The hedging is considered as such if the effectiveness of the hedging is in a range between 80% and 125%. Such effectiveness is assessed by Grupo Aval’s entities at least quarterly and at the end of each accounting period.

Grupo Aval has documented the hedging effectiveness of its foreign currency denominated investments based on the portion of the net investment hedged at the beginning of the hedging relationship. Since the net balance of these investments fluctuates during the year, Grupo Aval evaluates the hedging relationship on a daily basis as well as the result of the testing of hedge effectiveness.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Hedge Effectiveness with Debt Instruments in Foreign Currency

For debt instruments in foreign currency designated as a hedging instruments, the gain or loss arising from the conversion of the debt to Colombian Pesos is based on the current exchange rate between the U.S. dollar and the Colombian Peso, which is the functional currency of Grupo Aval. If the notional amount of the hedging instrument exactly matches with the portion of the hedged investment in foreign operations, no ineffectiveness is registered in the statement of income.

Derivative Financial Instruments for hedging purposes comprise the following:

According to information described above, the following table contains the fair value of derivative financial instruments used for hedging:

	December 31, 2019				December 31, 2018
Item	Assets		Liabilities		Assets		Liabilities
Forward contracts
Foreign currency to buy	Ps.	14	Ps.	74,529	Ps.	28,367	Ps.	1,128
Foreign currency to sale		166,584		16,197		1,771		194,411
Subtotal	Ps.	166,598	Ps.	90,726	Ps.	30,138	Ps.	195,539
Swap
Interest rate		—		3,572		—		—
Subtotal	Ps.	—	Ps.	3,572	Ps.	—	Ps.	—
Total hedge derivatives	Ps.	166,598	Ps.	94,298	Ps.	30,138	Ps.	195,539

NOTE 11 – LOANS

11.1          Loan Portfolio by Product

The distribution of the loan portfolio of Grupo Aval by product is shown as follows:

	December 31, 2019		December 31, 2018
General purpose loans	Ps.	68,949,019	Ps.	65,923,472
Personal loans		36,998,746		33,791,703
Mortgages		18,661,389		17,279,362
Credit Cards		16,891,296		15,550,920
Working capital loans		15,476,328		15,192,830
Commercial financial leases		10,348,941		9,858,952
Interbank & overnight funds		2,718,961		7,635,188
Automobile and vehicle loans		5,759,560		5,951,793
Loans funded by development banks		3,546,973		3,222,754
Housing leases		1,560,294		1,312,741
Overdrafts		553,765		481,946
Microcredit		410,320		425,697
Consumer financial leases		252,522		254,483
Gross balance of loan portfolio	Ps.	182,128,114	Ps.	176,881,841
Loss allowance loan portfolio (1)		(8,185,797)		(8,196,187)
Net balance of loan portfolio	Ps.	173,942,317	Ps.	168,685,654

(1)   See loss allowance reconciliations from the opening to the closing balance in note 4.1.5.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

11.2          Loan portfolio by maturity

The distribution of Grupo Aval´s loan portfolio by contractual maturity period is as follows:

December 31, 2019

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial	Ps.	44,018,321	Ps.	18,223,388	Ps.	12,022,488	Ps.	17,042,522	Ps.	91,306,719
Consumer		16,949,266		11,080,750		10,905,187		20,652,726		59,587,929
Mortgage		325,908		583,177		734,982		17,017,322		18,661,389
Microcredit		225,439		171,325		11,060		2,496		410,320
Financial leasing (*)		2,385,372		3,363,063		2,608,974		3,804,348		12,161,757
Total gross loan portfolio	Ps.	63,904,306	Ps.	33,421,703	Ps.	26,282,691	Ps.	58,519,414	Ps.	182,128,114

December 31, 2018

	Up to 1		From 1 to		From 3 to		More than
	year		3 years		5 years		5 years		Total
Commercial	Ps.	46,119,981	Ps.	18,810,647	Ps.	11,234,938	Ps.	16,384,459	Ps.	92,550,025
Consumer		15,798,783		10,507,521		10,794,506		18,099,771		55,200,581
Mortgage		287,133		504,727		676,978		15,810,524		17,279,362
Microcredit		226,651		182,245		13,345		3,456		425,697
Financial leasing (*)		2,344,468		2,826,293		2,801,147		3,454,268		11,426,176
Total gross loan portfolio	Ps.	64,777,016	Ps.	32,831,433	Ps.	25,520,914	Ps.	53,752,478	Ps.	176,881,841

(*)    See note 4.1.1

11.3          Interest income by portfolio

The interest income of the loan portfolio of Grupo Aval by portfolio is shown as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
Commercial	Ps.	6,810,728	Ps.	6,571,717	Ps.	7,327,525
Consumer		8,914,970		8,220,751		8,034,338
Mortgage		1,524,379		1,329,713		1,183,573
Microcredit		106,062		108,472		113,774
Financial leasing		1,135,028		1,159,962		1,240,757
Total interest income	Ps.	18,491,167	Ps.	17,390,615	Ps.	17,899,967

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

11.4          Financial Leasing portfolio

As of December 31, 2019, and 2018 the following table shows the reconciliation between gross investment in financial leasing and the present value of minimum payments to be received in these dates:

	December 31, 2019		December 31, 2018
Total gross rent payments receivable	Ps.	18,103,115	Ps.	17,372,906
Less amounts representing running costs (such as taxes, maintenance, insurances, etc.,)		(238)		(286)
Plus, estimated residual amount of assets given for rental (without guarantee)		22,625		36,166
Gross investment in contracts of financial leasing		18,125,502		17,408,786
Less unrealized financial income		(5,963,745)		(5,982,610)
Net investment in contracts of financial leasing		12,161,757		11,426,176
Loss allowance of net investment in financial leasing	Ps.	(501,825)	Ps.	(471,007)

The detailed information of gross investment and net investment in financial leasing contracts receivable as of December 31, 2019 and 2018 in each period is as follows:

	December 31, 2019
	Gross investment		Net investment
Up to 1 year	Ps.	2,284,884	Ps.	1,582,650
From 1 to 5 years		8,013,317		5,002,687
More than 5 years		7,827,301		5,576,420
Total	Ps.	18,125,502	Ps.	12,161,757

	December 31, 2018
	Gross investment		Net investment
Up to 1 year	Ps.	2,296,714	Ps.	1,579,195
From 1 to 5 years		6,799,539		4,870,790
More than 5 years		8,312,533		4,976,191
Total	Ps.	17,408,786	Ps.	11,426,176

The banks of Grupo Aval grant loans through the modality of financial leasing mainly for the financing of vehicles and computer equipment, generally with terms between 36 and 60 months with a purchase option at the end of the contract, machinery and equipment with terms between 60 to 120 months with a purchase option and for housing leasing with terms between 120 to 240 months transferring the asset at the end of the contract. All these leasing contracts are granted at current market interest rates at inception.

NOTE 12 – OTHER ACCOUNTS RECEIVABLE, NET

Balances of other accounts receivable, net of impairment losses, comprise the following as of December 31, 2019 and 2018:

		December 31,		December 31,
	Reference	2019		2018

Contract assets	12.1	Ps.	7,034,058	Ps.	5,119,649
Other accounts receivable	12.2		4,954,706		4,437,885
Total other accounts receivable			11,988,764		9,557,534
Loss allowance	4.1.5		(286,463)		(256,891)
Total other accounts receivable, net		Ps.	11,702,301	Ps.	9,300,643

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

12.1          Contract assets

The following table provides information about assets from contracts with customers as of December 31, 2019 and 2018:

Contract assets	December 31, 2019		December 31, 2018

Financial assets in concession arrangements rights at fair value (1)	Ps.	2,706,030	Ps.	2,488,414
Financial assets in concession arrangements rights at amortized cost (1)		4,328,028		2,631,235
Gross balance of other accounts receivable	Ps.	7,034,058	Ps.	5,119,649
Loss allowance (2)(3)		(2,142)		(966)
Total contract assets	Ps.	7,031,916	Ps.	5,118,683

(1)	See note 16 details regarding concession arrangements rights.
(2)	See reconciliations from the opening to the closing balance of the loss allowance on note 4.1.5.
(3)	Grupo Aval has initially adopted IFRS 9 as of January 1, 2018. According to the transition methods chosen, comparative information is not restated. See Notes 2 (2.4) (C)

12.2          Other accounts receivable

The detailed information of other accounts receivable measured at amortized cost, except for prepaid expeses, as of December 31, 2019 and 2018 is as follows:

Other accounts receivable	December 31, 2019		December 31, 2018
Accounts receivable for goods and services sales in Non-financial sector companies	Ps.	1,149,051	Ps.	962,364
Transfers in process		431,595		330,941
Payment in advance		416,764		370,144
Debtors		377,510		406,079
Dormant customer deposits ICETEX (1)(2)		330,996		279,219
Credit card compensations and network compensation		329,267		372,702
Fees, services and advances		302,861		241,147
Commissions		220,298		244,669
Guarantee deposits in foreign currency transactions		188,493		377,751
Conditional contributions		166,750		—
Holding and parent establishment		147,617		136,551
Payment in advance to supplier's contract		110,028		151,313
Interest		61,579		52,948
Transfers to the National Treasury (2)		60,487		61,046
Receivable from forward contracts		56,946		130,989
Other taxes		48,537		21,321
Storage services		44,674		40,265
Quota shares retirement pensions		29,613		29,768
Accounts receivable to payment offices		24,857		69,996
Claims to insurance companies		18,670		14,142
Payment in advance for industry and trade taxes		11,615		9,563
Promissory sellers		9,495		20,785
Deductible taxes		6,542		10,234
Dividends		2,041		1,086
Others (4)		408,420		102,862
Gross balance of other accounts receivable	Ps.	4,954,706	Ps.	4,437,885
Loss allowance (3)		(284,321)		(255,925)
Other accounts receivable, net	Ps.	4,670,385	Ps.	4,181,960

(1)

Pursuant to Colombian Law number 1777 of 2016, financial institutions in Colombia since August 1, 2016, must transfer the funds from clients’ in dormant customer deposits to a special fund as a loan to a Colombian Government

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

entity denominated “ICETEX”, and classified as “Other accounts receivable” given it is permanently deemed refundable to any particular client. This Government Entity Fund is responsible for managing the monies funds with the commitment to return them at the time the bank customer account holder requests them. Dormant client’s customer deposits are accounts of savings or current accounts that exceed the 322 UVR (Real Value Units) equivalent to Ps. 270.713 in Colombian pesos, on which no deposit, withdrawal, transfer or, in general, debit or credit movements have been made during an uninterrupted period of three years.

(2)	It is expected that these assets are realized in more than 12 months.
(3)	See the loss allowance reconciliations from the opening to the closing balance in note 4.1.5.
(4)	The table below shows detail of the others.

Detail others	December 31, 2019		December 31, 2018
Customers	Ps.	85,402	Ps.	—
Value added taxes		82,553		39,098
Joint operations		15,811		—
Transactions between ATM´s		15,241		—
Deficiency in savings accounts		12,398		6,864
Transitional account		9,631		—
Clearance of accounts		5,835		—
Chargebacks		5,078		—
Transaction fees		4,730		4,731
Joint ventures		4,489		5,172
Operative process		2,486		4,486
SIIF condonations		2,235		2,219
Company merger		1,503		—
ACH, PSE, CENIT fees		—		4,988
Credit card brands compensations		—		3,247
Others		161,028		32,057
Total	Ps.	408,420	Ps.	102,862

NOTE 13 – NON-CURRENT ASSETS HELD FOR SALE

The movement of the non-current assets held for sale during the years ended December 31, 2019, 2018 and 2017 is as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
Balance at the beginning of the year	Ps.	186,714	Ps.	101,382	Ps.	259,527
Additions		193,735		180,296		89,216
Assets sold, net		(147,760)		(52,164)		(78,784)
Increase / decrease by changes in fair value (1)		2,296		(25,136)		(37,818)
Reclassifications (2)		(29,989)		(20,038)		(134,795)
Exchange gains in foreign currency		1,197		2,374		4,036
Balance at year end	Ps.	206,193	Ps.	186,714	Ps.	101,382

(1)	Includes at December 2019, Ps. 8,055 by recovery of impairment losses.
(2)

Includes reclassifications to: I) Investment properties by Ps. (21,722), II) other assets by Ps. (14,980) and III) from Properties, plant and equipment for own use Ps. 6,713 at December 2019; I) Investment properties by Ps. (19,718), II) other assets by Ps. (299) and III) Investments by Ps. (21) at December 2018 and I) Investment properties by Ps. (108,924); II) Investments by Ps. (23,368) and III) Other assets by Ps. (2,503) at December 2017.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following is the detail of the non-current assets held for sale:

	December 31, 2019		December 31, 2018
Foreclosed assets
Movable property	Ps.	4,079	Ps.	19,733
Residential real estate		34,162		33,622
Other real estate		146,373		88,569
	Ps.	184,614	Ps.	141,924
Assets received from leasing agreements
Machinery and equipment		3,777		14,989
Vehicles		104		984
Real estate		6,988		25,060
	Ps.	10,869	Ps.	41,033
Other non-current assets held for sale
Land		1,225		—
Real estate		9,037		3,517
Other		448		240
		10,710		3,757
Total non-current assets held for sale	Ps.	206,193	Ps.	186,714

Following is the detail of the associated liabilities to assets held for sale:

	December 31, 2019		December 31, 2018
Commercial accounts payable	Ps.	54,834	Ps.	15,876
Total	Ps.	54,834	Ps.	15,876

Non-current assets held for sale are primarily assets received through foreclosure from assets pledged as loan collateral. Accordingly, Grupo Aval´s intention is to sell them immediately, and it has departments, processes and special sales programs for that purpose. Foreclosed assets are either sold for cash or financing for their sale is provided to potential buyers under normal market conditions. These are expected to be sold within a period of 12 months subsequent to their classification as assets held for sale. There are options contracts in place for some of these assets. (Note 4.1.8) on credit risk contains information on assets received through foreclosure and sold during the period.

NOTE 14 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The detail of the investments in associates and joint ventures is as follows:

	December 31, 2019		December 31, 2018
Associates	Ps.	985,497	Ps.	975,032
Joint ventures		2,465		7,711
Total	Ps.	987,962	Ps.	982,743

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following table shows the balances of each investment in associates and joint ventures as of December 31, 2019 and 2018, and Grupo Aval’s ownership interest percentage in those entities:

	December 31, 2019			December 31, 2018
	Ownership	Book		Ownership	Book
	interest	value		interest	value
Associates
Gas Natural de Lima y Callao S.A. -Calidda S.A.	40%	Ps.	435,359	40%	Ps.	410,984
Gases del Caribe S.A. E.S.P.	31%		268,234	31%		269,185
Credibanco	25%		200,953	25%		195,157
Redeban Multicolor S.A.	20%		22,825	20%		20,508
A.C.H Colombia S.A.	34%		17,187	34%		14,010
Aerocali S.A.	50%		12,648	50%		19,157
Colombiana de Extrusión S.A. Extrucol	30%		12,539	30%		11,327
Energía Eficiente S.A.	39%		10,119	39%		8,252
Servicios de Identidad Digital S.A.S.	33%		2,352	—%		—
Metrex S.A.	18%		2,080	18%		2,054
Concentra Inteligencia en Energía S.A.S.	29%		692	24%		601
ADL Digital Lab SAS	34%		404	—%		—
C.I. Acepalma S.A. (*)	0.2%		105	11%		5,458
Concesionaria Tibitoc S.A.	—%		—	33%		18,339

		Ps.	985,497		Ps.	975,032

(*)   Grupo Aval has significant influence over C.I. Acepalma S.A. due to its participation in the Board of Directors. On November 2019, 98% of the shares held were sold.

	December 31, 2019			December 31, 2018
	Ownership		Book	Ownership		Book
	interest		value	interest		value
Joint ventures
Cfc Sk El Dorado Latam Management Company Ltd (1)	50%	Ps.	1,911	50%	Ps.	6,764
Cfc Sk El Dorado Latam Capital Partner Ltd (1)	50%		356	50%		549
Cfc Sk El Dorado Latam Advisory Company S.A.S. (1)	50%		198	50%		398
Concesionaria Ruta Del Sol S.A.S. (2) (**)	33%		—	33%		—
		Ps.	2,465		Ps.	7,711

(**) On December 31, 2018 the investment in Concesionaria Ruta del Sol S.A.S. has been provisioned at 100% by Ps.111,783.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

All of the associates and joint ventures are domiciled in Colombia, with the exception of Gas Natural de Lima y Callao S.A. – Calidda wich resides in Perú.

The main corporate purpose of Grupo Aval´s associates is described as follows:

	Associate	Corporate purpose
1	Gas Natural de Lima y Callao S.A. - Calidda	Gas distribution
2	Gases del Caribe S.A. E.S.P.	Gas distribution
3	Credibanco S.A.	Payment processing
4	Redeban Multicolor S.A.	Payment processing
5	A.C.H. Colombia S.A.	Financial transactions
6	Aerocali S.A	Projects in airport infrastructure
7	Colombiana de Extrusión S.A. - Extrucol	Networks and infrastructure
8	Energía Eficiente S.A.	Gas distribution
9	Servicios de Identidad Digital S.A.S.	Digital services
10	Metrex S.A.	Manufacturing and commercialization of industrial equipment
11	Concentra Inteligencia en Energía S.A.S.	Gas distribution
12	ADL Digital Lab SAS	Tecnology or digital services
13	C.I. Acepalma S.A.	Oil palm farming and subproducts
14	Concesionaria Tibitoc S.A.	Infrastructure projects

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

As of December 31, 2019, and 2018, Grupo Aval did not have contingent assets as income receivable that arose from any contractual difference with any concession, other than any tariff recognition. There were also no contingent liabilities for fines or sanctions imposed by the Government in the development of concession contracts for possible contractual breaches.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

A roll-forward of investments in associates and joint ventures accounts is shown below for the years ended at December 31, 2019, 2018 and 2017:

Associates

	December 31,		December 31,		December 31,
	2019		2018		2017
Balance at the beginning of the year	Ps.	975,032	Ps.	925,823	Ps.	865,410
Change in accounting policy (IFRS 9)		—		(3,691)		—
Acquisitions		2,789		—		—
Participation in the profit or loss of the period		231,693		195,991		170,349
Participation in Other Comprehensive Income		(9,061)		22,400		1,135
Dividends received		(192,602)		(171,899)		(107,812)
Sale of investments		(5,125)		—		—
Entity Liquidation		(4,956)		—		—
Allowance for Impairment		(225)		—		—
Exchange difference		(12,048)		6,408		(3,259)
Year-end balance	Ps.	985,497	Ps.	975,032	Ps.	925,823

Joint ventures

	December 31,		December 31,		December 31,
	2019			2018	2017
Balance at the beginning of the year	Ps.	7,711	Ps.	117,191	Ps.	281,237
Participation in the period profit or loss		(2,067)		1,724		1,615
Participation in Other Comprehensive Income		—		—		(7)
Dividends received		(3,310)		—		—
Capitalization		—		—		87
Allowance for impairment (*)		—		(111,783)		(140,691)
Transfers / reclassification		—		—		(12,405)
Exchange difference		131		579		—
Balance acquired in business combination		—		—		(12,645)
Year-end balance	Ps.	2,465	Ps.	7,711	Ps.	117,191

(*)   Impairment of the investment in the Concesionaria Ruta del Sol S.A.S. joint businesses (CRDS).

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The condensed financial information of the associates and joint ventures registered based on the equity method is as follows:

Associates

The following table details the financial information of the associates:

When calculating the participation method, the closing financial information is not available, since the associates are in this process, and, therefore, the information of the immediately preceding month for the years 2019 and 2018 is taken.

December 31, 2019

	Assets		Liabilities		Equity		Income		Expenses		Net income
A.C.H. Colombia S.A.	Ps.	86,801	Ps.	35,964	Ps.	50,837	Ps.	103,702	Ps.	72,534	Ps.	31,168
Redeban Multicolor S.A.		231,453		118,474		112,979		254,615		238,215		16,400
Credibanco		373,818		176,118		197,700		282,888		238,143		44,745
Aerocali S.A.		82,107		56,812		25,295		155,643		136,736		18,907
Colombiana de Extrusión S.A. Extrucol		77,724		35,929		41,795		108,772		101,872		6,900
Concesionaria Tibitoc S.A. (*)		56,223		281		55,942		2,459		1,313		1,146
Metrex S.A.		33,408		21,852		11,556		30,561		28,689		1,872
C.I. Acepalma		240,527		193,974		46,553		528,203		520,083		8,120
Gases del Caribe S.A.		2,875,918		1,993,317		882,601		2,040,033		1,761,015		279,018
Cálidda S.A.		3,586,674		2,432,743		1,153,931		2,216,510		1,951,117		265,393
Concentra Inteligencia en Energía S.A.S.		2,829		400		2,429		2,006		1,628		378
Energía Eficiente S.A.		74,985		49,451		25,534		307,435		302,606		4,829
Servicios de Identidad Digital S.A.S.		7,824		769		7,055		1		53		(52)
ADL Digital Lab SAS		1,189		—		1,189		—		11		(11)
	Ps.	7,731,480	Ps.	5,116,084	Ps.	2,615,396	Ps.	6,032,828	Ps.	5,354,015	Ps.	678,813

(*)   In December 2019 Concesionaria Tibitoc S.A. disposed of their operation.

December 31, 2018

	Assets		Liabilities		Equity		Income		Expenses		Net income
A.C.H. Colombia S.A.	Ps.	78,878	Ps.	37,437	Ps.	41,441	Ps.	83,612	Ps.	64,067	Ps.	19,545
Redeban Multicolor S.A.		213,133		111,626		101,507		214,360		201,980		12,380
Credibanco		263,521		93,951		169,570		240,489		219,166		21,323
Aerocali S.A.		104,506		66,191		38,315		214,805		205,171		9,634
Colombiana de Extrusión S.A. Extrucol		86,398		48,642		37,756		113,749		108,781		4,968
Concesionaria Tibitoc S.A.		57,420		2,403		55,017		20,468		15,964		4,504
Metrex S.A.		31,482		19,938		11,544		43,468		41,254		2,214
C.I. Acepalma		281,161		232,843		48,318		723,908		717,637		6,271
Gases del Caribe S.A.		2,585,669		1,608,107		977,562		1,938,431		1,646,970		291,461
Cálidda S.A.		2,943,477		1,916,017		1,027,460		2,007,368		1,804,907		202,461
Concentra Inteligencia en Energía S.A.S.		2,560		435		2,125		1,234		1,292		(58)
Energía Eficiente S.A.		57,226		36,188		21,038		112,914		109,488		3,426
	Ps.	6,705,431	Ps.	4,173,778	Ps.	2,531,653	Ps.	5,714,806	Ps.	5,136,677	Ps.	578,129

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Joint ventures

The following table details the financial information of the joint ventures:

December 31, 2019

	Assets		Liabilities		Equity		Income		Expenses		Net income
CFC SK El Dorado Latam Advisory Company S.A.S.	Ps.	662	Ps.	267	Ps.	395	Ps.	1,301	Ps.	1,701	Ps.	(400)
Cfc Sk El Dorado Latam Management Company Ltd.		3,851		28		3,823		1		3,329		(3,328)
Cfc Sk El Dorado Latam Capital Partners, Ltd.		736		26		710		(198)		209		(407)
	Ps.	5,249	Ps.	321	Ps.	4,928	Ps.	1,104	Ps.	5,239	Ps	(4,135)

December 31, 2018

	Assets		Liabilities		Equity		Income		Expenses		Net income
CFC SK El Dorado Latam Advisory Company S.A.S.	Ps.	1,077	Ps.	281	Ps.	796	Ps.	1,939	Ps.	1,762	Ps.	177
Cfc Sk El Dorado Latam Management Company Ltd.		13,573		45		13,528		3,697		410		3,287
Cfc Sk El Dorado Latam Capital Partners, Ltd.		1,125		26		1,099		150		126		24
	Ps.	15,775	Ps.	352	Ps.	15,423	Ps.	5,786	Ps.	2,298	Ps	3,488

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 15 – TANGIBLE ASSETS

The movement of the carrying value amounts of tangible assets for the years ended on December 31, 2019, 2018 and 2017 is as follows:

	For own use (1)		Given in operating leases			Right of use assets	Investment (3) properties		Biological assets		Total
Cost
Balance as of January 1, 2017	Ps.	8,388,936	Ps.	7,047	Ps.	—	Ps.	610,188	Ps.	48,002	Ps.	9,054,173
Purchases or capitalized expenses		470,650		3,102		—		84,036		24,409		582,197
Withdrawals / Sales (4)		(374,606)		(2,467)		—		(28,431)		(19,775)		(425,279)
Changes in fair value		—		—		—		46,675		13,503		60,178
Transfers to/from non-current assets held for sale		587		—		—		101,469		—		102,056
Effect of movements in exchange rates		(65,404)		—		—		—		—		(65,404)
Reclassifications		77,394		—		—		(30,143)		—		47,251
Balance as of December 31, 2017		8,497,557		7,682		—		783,794		66,139		9,355,172
Purchases or capitalized expenses (2)		547,668		1,641		—		61,300		20,900		631,509
Withdrawals / Sales (4)		(389,303)		(1,539)		—		(78,684)		(23,343)		(492,869)
Changes in fair value		—		—		—		39,415		20,606		60,021
Transfers to/from non-current assets held for sale		1,335		—		—		19,719		—		21,054
Effect of movements in exchange rates		120,766		—		—		—		—		120,766
Reclassifications		(37,538)		—		—		10,780		(96)		(26,854)
Balance as of December 31, 2018		8,740,485		7,784		—		836,324		84,206		9,668,799
Effects of amendments in accounting policies by rights of use		(91,604)		—		2,365,889		—		—		2,274,285
Purchases or capitalized expenses (2)		671,219		7,468		187,834		116,702		20,559		1,003,782
Withdrawals / Sales		(287,264)		(310)		(80,078)		(68,989)		(18,822)		(455,463)
Changes in fair value		—		—		—		19,597		18,914		38,511
Revaluation of investment properties		—		—		—		5,288		—		5,288
Transfers to/from non-current assets held for sale		(7,782)		—		—		21,722		—		13,940
Effect of movements in exchange rates		54,794		—		50,153		—		—		104,947
Reclassifications		143,507		(1,671)		(4,822)		(2,078)		—		134,936
Balance as of December 31, 2019		9,223,355		13,271		2,518,976		928,566		104,857		12,789,025

Accumulated Depreciation:
Balance January 1, 2017		(2,487,188)		(4,883)		—		—		—		(2,492,071)
Depreciation of the year charged against profit or loss		(463,133)		(759)		—		—		—		(463,892)
Withdrawals / Sales (4)		274,804		2,036		—		—		—		276,840
Effect of movements in exchange rates		20,881		—		—		—		—		20,881
Reclassification		(35,531)		—		—		—		—		(35,531)
Balance December 31, 2017		(2,690,167)		(3,606)		—		—		—		(2,693,773)
Depreciation of the year charged against profit or loss		(477,260)		(1,346)		—		—		—		(478,606)
Withdrawals / Sales (4)		164,541		1,381		—		—		—		165,922
Effect of movements in exchange rates		(63,058)		—		—		—		—		(63,058)
Reclassification		(4,897)		—		—		—		—		(4,897)
Balance December 31, 2018		(3,070,841)		(3,571)		—		—		—		(3,074,412)
Effects of amendments in accounting policies by rights of use		25,446		—		(82,351)		—		—		(56,905)
Depreciation of the year charged against profit or loss		(513,357)		(2,552)		(323,196)		—		—		(839,105)
Withdrawals / Sales		231,892		19		8,302		—		—		240,213
Transfers to/from non-current assets held for sale		1,069		—		—		—		—		1,069
Effect of movements in exchange rates		(25,950)		—		772		—		—		(25,178)
Reclassification		(83,564)		1,062		3,055		—		—		(79,447)
Balance December 31, 2019		(3,435,305)		(5,042)		(393,418)		—		—		(3,833,765)

Impairment losses:
Balance as of January 1, 2017		(2,499)		(88)		—		—		—		(2,587)
Year impairment charge		(4,894)		88		—		—		—		(4,806)
Balance as of December 31, 2017		(7,393)		—		—		—		—		(7,393)
Withdrawals / Year impairment charge		1,492		(3)		—		—		—		1,489
Balance as of December 31, 2018		(5,901)		(3)		—		—		—		(5,904)
Withdrawals / Year impairment charge		1,085		(30)		—		—		—		1,055
Balance as of December 31, 2019		(4,816)		(33)		—		—		—		(4,849)

Tangible Assets, net:
Balance as of December 31, 2018	Ps.	5,663,743	Ps.	4,210	Ps.	—	Ps.	836,324	Ps.	84,206	Ps.	6,588,483
Balance as of December 31, 2019	Ps.	5,783,234	Ps.	8,196	Ps.	2,125,558	Ps.	928,566	Ps.	104,857	Ps.	8,950,411

(1)	Only includes assets for own use different than assets given in operating lease (see note 15.2).
(2)	The total of purchases for own use, includes at December 31, 2019 Ps. 329 and Ps. 325 at December 31, 2018 for capitalization of intangible

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

(3)

The cost includes fair value. The total of purchases of investment properties, includes at December 31, 2019 Ps. 114,331; Ps. 6,895 at December 31, 2018 and Ps. 8,219 at December 31, 2017, of assets received in total or partial settlement of the payment obligations of debtors.

(4)

The total of Withdrawals includes Ps. (114,099) in Own Use, Ps. 3,064 in investment properties and Ps. (4,225) in biological assets, from the liquidation of “Pizano”  at December 31, 2018 and Ps. (30,440) in Own Use of the liquidation of “Consorcio Consol” at December 31, 2017.

15.1.         Tangible assets for own use

The following is the detail of the balance at December 31, 2019 and 2018, by type:

			Accumulated		Impairment		Carrying
	Cost		depreciation		loss		amount
December 31, 2019
Land	Ps.	1,007,388	Ps.	—	Ps.	(4,279)	Ps.	1,003,109
Buildings		2,770,341		(639,060)		—		2,131,281
Office equipment and accessories		1,069,621		(740,455)		(284)		328,882
Information technology equipment		2,028,137		(1,434,889)		—		593,248
Vehicles		135,334		(70,283)		—		65,051
Equipment and machinery		1,397,337		(267,216)		(253)		1,129,868
Silos		8,613		(6,718)		—		1,895
Warehouses		62,002		(33,006)		—		28,996
Improvements in leaseholds properties		410,224		(229,969)		—		180,255
Construction in progress		96,576		—		—		96,576
Bearer plants		237,782		(13,709)		—		224,073
Balance as of December 31, 2019	Ps.	9,223,355	Ps.	(3,435,305)	Ps.	(4,816)	Ps.	5,783,234

			Accumulated		Impairment		Carrying
	Cost		depreciation		loss		amount
December 31, 2018
Land	Ps.	1,011,018	Ps.	—	Ps.	(3,742)	Ps.	1,007,276
Buildings		2,652,100		(569,741)		—		2,082,359
Office equipment and accessories		1,013,974		(684,617)		(262)		329,095
Information technology equipment		1,725,795		(1,260,973)		—		464,822
Vehicles		134,417		(70,826)		(35)		63,556
Equipment and machinery		1,355,555		(222,139)		(1,862)		1,131,554
Silos		8,613		(5,739)		—		2,874
Warehouses		44,416		(26,679)		—		17,737
Improvements in leaseholds properties		381,158		(220,939)		—		160,219
Construction in progress		185,264		—		—		185,264
Bearer plants		228,175		(9,188)		—		218,987
Balance as of December 31, 2018	Ps.	8,740,485	Ps.	(3,070,841)	Ps.	(5,901)	Ps.	5,663,743

15.2          Tangible assets given in operating lease:

The following is movement of carrying value amounts of the balance to as of December 31, 2019 and 2018, by type:

			Accumulated		Impairment		Carrying
December 31, 2019	Cost		depreciation		loss		amount
Equipment, furniture and office equipment	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Computing equipment		8,758		(3,321)		—		5,437
Vehicles		3,061		(1,365)		—		1,696
Mobilization equipment and machinery		1,452		(356)		(33)		1,063
Balance as of December 31, 2019	Ps.	13,271	Ps.	(5,042)	Ps.	(33)	Ps.	8,196

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

			Accumulated		Impairment		Carrying
December 31, 2018	Cost		depreciation		loss		amount
Equipment, furniture and office equipment	Ps.	98	Ps.	(98)	Ps.	—	Ps.	—
Computing equipment		4,041		(1,641)		1		2,401
Vehicles		3,176		(1,648)		(4)		1,524
Mobilization equipment and machinery		469		(184)		—		285
Balance as of December 31, 2018	Ps.	7,784	Ps.	(3,571)	Ps.	(3)	Ps.	4,210

Below is a summary of the minimum lease payments to be received in the next years based on assets given in operating lease to December 31, 2019 and 2018:

	December 31,		December 31,
	2019		2018
Less than a year	Ps.	3,700	Ps.	2,313
More than a year, less than 5		3,937		2,588
Total	Ps.	7,637	Ps.	4,901

15.3          Right-of-use assets:

The following is movement of carrying value amounts of the balance to as of December 31, 2019 and 2018, by type:

			Accumulated		Impairment		Carrying
	Cost		depreciation		loss		amount
December 31, 2019
Land	Ps.	27,411	Ps.	(1,210)	Ps.	—	Ps.	26,201
Buildings		2,028,767		(270,450)		—		1,758,317
Office equipment and accessories		73		(27)		—		46
Information technology equipment		89,818		(16,313)		—		73,505
Vehicles		74,410		(19,221)		—		55,189
Equipment and machinery		183,936		(69,194)		—		114,742
Warehouses		114,561		(17,003)		—		97,558
Balance as of December 31, 2019	Ps.	2,518,976	Ps.	(393,418)	Ps.	—	Ps.	2,125,558

15.4          Investment properties

The following table summarizes investment properties as of December 31, 2019 and 2018:

			Accumulated
			adjustments to fair
December 31, 2019	Cost		value		Carrying amount
Land	Ps.	446,012	Ps.	194,289	Ps.	640,301
Buildings		238,485		49,780		288,265
Balance as of December 31, 2019	Ps.	684,497	Ps.	244,069	Ps.	928,566

			Accumulated
			adjustments to fair
December 31, 2018	Cost		value		Carrying amount
Land	Ps.	371,087	Ps.	198,252	Ps.	569,339
Buildings		215,712		51,273		266,985
Balance as of December 31, 2018	Ps.	586,799	Ps.	249,525	Ps.	836,324

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following amounts have been recognized in the Consolidated Statement of Income during the years ended on December 31, 2019, 2018 and 2017 in relation to investments properties:

	December 31,		December 31,		December 31,
	2019		2018		2017
Income from rents	Ps.	10,289	Ps.	10,370	Ps.	11,992
Direct operating expenses deriving from property investments which create income from rent		(1,929)		(1,486)		(1,053)
Direct operating expenses deriving from property investments which do not create income from rent		(6,211)		(5,112)		(4,239)
	Ps.	2,149	Ps.	3,772	Ps.	6,700

15.5          Biological Assets

Following is the detail of the biological assets by type:

	December 31, 2019		December 31, 2018
African palm
In production (at fair value)	Ps.	32,509	Ps.	29,783
Rubber plantations
In production (at fair value)		57,698		41,533
Other (1)		14,650		12,890
Total	Ps.	104,857	Ps.	84,206

(1)	Includes short-term crops and fish farming measured at cost by Ps. 9,081 at December 31, 2019 and Ps.7,633 at December 31, 2018.

During the years ended on December 31, 2019, 2018 and 2017, Grupo Aval recorded in its statement of income the following income and expenses related to biological assets:

	December 31,		December 31,		December 31,
	2019		2018		2017
Sales of biological goods	Ps.	107,590	Ps.	88,382	Ps.	43,788
Changes in fair value of biological assets		18,914		20,606		13,503
Subtotal		126,504		108,988		57,291
Costs and expenses		(93,626)		(73,981)		(37,313)
Depreciation of bearer plants		(5,249)		(11,816)		(3,405)
General administration costs and sales		(9,260)		(5,390)		(7,278)
Financial costs		(6,221)		(5,599)		(4,136)
Subtotal		(114,356)		(96,786)		(52,132)
Total net income	Ps.	12,148	Ps.	12,202	Ps.	5,159

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following is the detail of the hectares sown by subordinates of Grupo Aval in the process of growth and in the production process as of December 31, 2019 and 2018:

	December 31,	December 31,
	2019	2018
Areas planted in hectares
In production process	8,936	8,534

The following is the detail of hectares for expected years of production:

	December 31,	December 31,
	2019	2018
Areas planted in hectares:
Less than 1 year	435	1,639
Between 1 and 5 years	4,751	3,194
Between 5 and 10 years	1,610	1,966
More than 10 years	2,140	1,735
Total	8,936	8,534

NOTE 16 – CONCESSION ARRANGEMENTS RIGHTS

The following is the balance of the assets in concession agreements registered in the Group as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
Financial assets at fair value (2)	Ps.	2,706,030	Ps.	2,488,414
Financial asset at amortized cost net (1) (2)		4,325,886		2,630,269
Intangible asset		7,521,488		5,514,481
Total assets in concession contracts	Ps	14,553,404	Ps.	10,633,164

(1)	At December 31, 2019 and 2018, the balance of the financial asset at amortized cost includes an impairment expense of Ps. 1,176 and Ps. 966 respectly, see note 16.1.
(2)	See note 12, other accounts receivables.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

16.1          Financial Assets in Concession Arrangements

The following table shows the changes in financial assets in concession arrangements registered in Grupo Aval’s subsidiaries for the years ended at December 31, 2019 and 2018:

	Gas and Energy		Infrastructure		Total
Balance at December 31, 2016	Ps.	2,072,674	Ps.	203,241	Ps.	2,275,915
Additions or new concession arrangements		—		698,749		698,749
Collections during the year		—		(162,271)		(162,271)
Adjustment to fair value credited to income		209,937		—		209,937
Accrued interest		—		46,299		46,299
Balance at December 31, 2017	Ps.	2,282,611	Ps.	786,018	Ps.	3,068,629
Impact of the adoption of IFRS 15 (1)		—		463,622		463,622
Impact of the adoption of IFRS 9 (1)		—		(568)		(568)
Balance at January 01, 2018	Ps.	2,282,611	Ps.	1,249,072	Ps.	3,531,683
Additions or new concession arrangements		—		1,361,261		1,361,261
Collections during the year		—		(22,803)		(22,803)
Adjustment to fair value credited to income		205,803		—		205,803
Accrued interest		—		43,137		43,137
Impairment expense		—		(398)		(398)
Balance at December 31, 2018	Ps.	2,488,414	Ps.	2,630,269	Ps.	5,118,683
Additions or new concession arrangements		—		1,495,035		1,495,035
Collections during the year		—		(23,674)		(23,674)
Adjustment to fair value credited to income		217,616		—		217,616
Accrued interest		—		225,432		225,432
Impairment expense		—		(1,176)		(1,176)
Balance at December 31, 2019	Ps.	2,706,030	Ps.	4,325,886	Ps.	7,031,916

(1)	See note 2 (2.4. (B and C)).

16.2          Intangible Assets in Concession Arrangements

The following table shows a roll-forward of the main concession arrangements in Grupo Aval’s subsidiaries under intangible assets during years ended at December 31, 2019, 2018 and 2017.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Cost	Gas and energy		Infrastructure		Total
At December 31, 2016	Ps.	2,369,931	Ps.	1,079,798	Ps.	3,449,729
Additions		193,489		417,420		610,909
Reclassification to PPE		(14,408)		—		(14,408)
Withdrawals		(1,915)		(1,590)		(3,505)
Effect of movements in exchange rates		(1,041)		—		(1,041)
At December 31, 2017	Ps.	2,546,056	Ps.	1,495,628	Ps.	4,041,684
Impact of the adoption of IFRS 15 (3)		—		619,949		619,949
Balance at January 01, 2018	Ps.	2,546,056	Ps.	2,115,577	Ps.	4,661,633
Additions		428,375		1,617,306		2,045,681
Reclassification to PPE		25,840		—		25,840
Withdrawals		(1,250)		(124)		(1,374)
Effect of movements in exchange rates		33,993		—		33,993
At December 31, 2018	Ps.	3,033,014	Ps.	3,732,759	Ps.	6,765,773
Additions		760,982		1,525,013		2,285,995
Reclassification to PPE		407		—		407
Withdrawals (2)		(10,299)		(763,518)		(773,817)
Effect of movements in exchange rates		1,434		—		1,434
At December 31, 2019	Ps.	3,785,538	Ps.	4,494,254	Ps.	8,279,792

Accumulated Amortization	Gas and energy		Infrastructure		Total
At December 31, 2016	Ps.	(251,731)	Ps.	(392,684)	Ps.	(644,415)
Amortization of the year		(119,549)		(164,940)		(284,489)
Reclassification to PPE		841		—		841
Withdrawals		630		—		630
Effect of movements in exchange rates		(84)		—		(84)
At December 31, 2017	Ps.	(369,893)	Ps.	(557,624)	Ps.	(927,517)
Amortization of the year		(129,509)		(170,701)		(300,210)
Reclassification to PPE		(665)		—		(665)
Withdrawals (1)		147		(21,230)		(21,083)
Effect of movements in exchange rates		(1,817)		—		(1,817)
At December 31, 2018	Ps.	(501,737)	Ps.	(749,555)	Ps.	(1,251,292)
Amortization of the year		(140,488)		(108,216)		(248,704)
Reclassification to PPE		7		—		7
Withdrawals (1) (2)		2,964		741,226		744,190
Effect of movements in exchange rates		(473)		—		(473)
At December 31, 2019	Ps.	(639,727)	Ps.	(116,545)	Ps.	(756,272)

Impairment loss	Gas and energy		Infrastructure		Total
At December 31, 2018	Ps.	—	Ps.	—	Ps.	—
Impairment charge		—		(2,032)		(2,032)
At December 31, 2019	Ps.	—	Ps.	(2,032)	Ps.	(2,032)

Total Intangible Assets	Gas and energy		Infrastructure		Total
Balance at December 31, 2016	Ps.	2,118,200	Ps.	687,114	Ps.	2,805,314
Cost		176,125		415,830		591,955
Amortization		(118,162)		(164,940)		(283,102)
Balance at December 31, 2017	Ps.	2,176,163	Ps.	938,004	Ps.	3,114,167
Impact of the adoption of IFRS 15 (3)		—		619,949		619,949
Balance at January 01, 2018	Ps.	2,176,163	Ps.	1,557,953	Ps.	3,734,116
Cost		486,958		1,617,182		2,104,140
Amortization		(131,844)		(191,931)		(323,775)
Balance at December 31, 2018	Ps.	2,531,277	Ps.	2,983,204	Ps.	5,514,481
Cost		752,524		761,495		1,514,019
Amortization (2)		(137,990)		633,010		495,020
Impairment loss		—		(2,032)		(2,032)
Balance at December 31, 2019	Ps.	3,145,811	Ps.	4,375,677	Ps.	7,521,488

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

(1)

In infrastructure, Proyectos de Infraestructura  PISA S.A. includes of Ps. 21,884 for 2019 and Ps. 21,230 for 2018 that was offset with a liability outstanding with Agencia Nacional de Infraestructura – (ANI), due to the liquidation of the capacity records with the ANI.

(2)	As of December 31, 2019, Concesionaria Vial de los Andes - Coviandes finished its operation and maintenance stage. The infrastructure was returned to the grantor.
(3)	See note 2 (2.4 (B and C)).

The following is a summary of the main concession contracts granted to Grupo Aval’s subsidiaries as of December 31, 2019

					Year of
Concession				Contract	construction	% progress	Concession
Owner	Business and country	Objective	Current stage	date	start	of construction	end date
Gas and Energy
Surtigas S.A. E.S.P.	Gas and Energy Colombia	Purchase, storage, packaging and distribution of gases derived from hydrocarbons.	Operation	03/1984 to 04/1994	1984	100%	2034 to 2045
Transmetano E.S.P. S.A.	Gas and Energy Colombia	Construction, operation and maintenance of gas transportation systems.	Operation	08/1994	1996	100%	2044
Promigas S.A. E.S.P.	Gas and Energy Colombia	Purchase, sale, transportation, distribution, exploitation and exploration of natural gas, oil and hydrocarbons in general.	Operation	05/1976 to 11/1994	1976	100%	2026 to 2044
Promioriente S.A. E.S.P.	Gas and Energy Colombia	Construction, operation and maintenance of gas pipelines.	Operation	09/1995	1995	100%	2045
Gases de Occidente S.A. E.S.P.	Gas and Energy Colombia	Transportation and distribution of liquefied petroleum gas and natural gas.	Operation	08/1998	1998	100%	2047
Compañía Energética de Occidente S.A. E.S.P.	Gas and Energy Colombia	Administrative, operational, technical and commercial management for the provision of electrical energy.	Construction and Operation	01/2010	2010	38.33%	2035
Gases del Pacífico S.A.C.	Gas and Energy Perú	Purchase, sale, production, commercialization of energy in any of its forms.	Construction and Operation	10/2013	2015	62.00%	2034
Gases del Norte del Perú S.A.C.	Gas and Energy Perú	Construction and distribution service of natural gas.	Construction	11/2019	2020	—%	2051
Sociedad Portuaria El Cayao S.A. E.S.P.	Gas and Energy Colombia	Construction, maintenance and administration of ports.	Operation	07/2015	2015	100%	2035
Infrastructure
Proyectos de Infraestructura S.A.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1993	1994	100%	2033
Concesionaria Vial de los Andes S.A.S. - Coviandes	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Reversion	08/1994	1996	100%	2019
Concesiones CCFC S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	06/1995	2001	100%	2024

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

					Year of
Concession				Contract	construction	% progress	Concession
Owner	Business and country	Objective	Current stage	date	start	of construction	end date
Concesionaria Panamericana S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Operation	12/1997	2009	100%	2035
Concesionaria Vial del Pacífico S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	09/2014	2018	33.85%	2040
Concesionaria Nueva Vía del Mar S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Preconstruction	01/2015	N/A	3.85%	2044
Concesionaria Vial Andina S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	06/2015	2016	64.81%	2050
Concesionaria Vial Del Oriente S.A.S.	Infrastructure Colombia	Design, construction, equipment, conservation, operation and maintenance of road infrastructure.	Construction	07/2015	2018	23.13%	2038

NOTE 17 – GOODWILL

The following is the roll-forward of the goodwill balance during the years ended December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
Balance at the beginning of the year	Ps.	7,318,594	Ps.	6,901,056
Impairment charge		(13,041)		—
Effect of movements in exchange rates (1)		43,034		417,538
Balance at the end of the year	Ps.	7,348,587	Ps.	7,318,594

(1)	The foreign exchange adjustment is attributable to Leasing Bogotá Panamá

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following is the detail of goodwill assigned by cash generating units (CGU) representing the lowest identifiable level within Grupo Aval and monitored by management. In addition the values of goodwill are not greater than the identified business’ segments:

Goodwill carrying amount
	December 31,		December 31,
CGU	2019		2018
Leasing Bogotá Panamá (2)	Ps.	5,148,935	Ps.	5,105,901
Banco de Bogotá S.A. over Megabanco (1)		465,905		465,905
Promigas S.A. and Subsidiaries		169,687		169,687
Concesionaria Panamericana S.A.S.		106,874		119,915
Concesionaria Covipacífico S.A.S.		102,376		102,376
Hoteles Estelar S.A.		6,661		6,661
Banco de Occidente S.A. over Banco Unión (1)		22,724		22,724
Banco Popular S.A.		358,401		358,401
Banco de Bogotá S.A.		301,222		301,222
Banco de Occidente S.A.		127,571		127,571
Sociedad Administradora de Pensiones y Cesantías Porvenir S.A.		538,231		538,231
	Ps.	7,348,587	Ps.	7,318,594

(1)     Goodwill recognized as a result of mergers into these entities.

(2)     The change presented corresponds to the foreign exchange adjustment attributable to Leasing Bogotá Panamá.

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

Impairment

At date of completion, the carrying amount of Concesionaria Panamericana S.A.S’s valuation was Ps. 190,567 and its recoverable amount of Ps. 177,526 which generates a recognition of impairment of Ps. 13,041 attributable to goodwill on this concession. The main assumptions and circumstances taken into account, for the recognition of this impairment were:

• The valuation horizon of the model is given by the remaining term of the concession, which has an end date in May 2035.

• Because the concession has a certain period of execution, the goodwill has a “determined useful life” and in that sense it was expected that in the last years of the administration and operation of the concession the paid goodwill began its deterioration process.

• The Concessionaire's income is made up of tolls, as well as future validity for additional works executed. Tolls revenue was updated by verifying the traffic study (actual traffic validation), considering the category of vehicles and incorporating the percentage of growth expected for each year of the concession. Additionally, tolls rates were updated due to the variation observed in the CPI (in some cases additional growth is incorporated). Revenues for the future validities, agreed in constant pesos in the concession contract, are updated with the variation of the CPI corresponding to the period in which they are received by the concessionaire.

• About administration and operation costs and expenses, internal projections were used, considering compliance with contractual obligations, as well as service level indicators.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

• Under the above assumptions, the recoverable amount at December 31, 2019 was less than the carrying amount of the investment cost including goodwill.

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

Afterwards, (98.92%) of the shares of Banco Bilbao Vizcaya Argentaria S.A. Panamá (BBVA Panamá, now BAC de Panamá) were acquired by Banco de Bogotá, through its subsidiary Leasing Bogotá Panamá, under authorization from the Superintendency of Finance, as per Official Notice 2013072962‑052 dated December 12, 2013.

Also, (100.00%) of the shares of Banco Reformador de Guatemala (Reformador) and of Transcom Bank Limited in Barbados (Transcom) were acquired, and both banks were stated as Grupo Financiero Reformador de Guatemala. The Superintendency of Finance authorized Banco de Bogotá to acquire these banks, through its subsidiaries Credomatic International Corporation and BAC Credomatic Inc., as per Official Notice 2013068082‑062 dated December 3, 2013.

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

The latest valuation update for the groups of cash generating units to which this goodwill was allocated was done by an external adviser and reviewed by Management in January 2020, based on the financial statements of BAC Credomatic at September 30, 2019. The conclusion was that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill was Ps. 21,490,101 exceeds the book value by Ps. 6,878,995.

The following table shows the averages of the main assumptions used in the reports on impairment of the cash-generating units with allocated goodwill, based on the impairment assessments done on the indicated dates. Although the valuation

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

exercise includes a 10 year projection, the following tables only show the first 5 years as, following the first year of projection, rates are generally stable with no significant variations.

December 31, 2019
	2020	2021	2022	2023	2024
Lending rate on the loan portfolio and investments	11.3%	11.4%	11.4%	11.3%	11.3%
Borrowing rate	2.8%	2.8%	2.8%	2.8%	2.8%
Growth in income from commissions	(0.2)%	6.6%	8.4%	8.7%	8.7%
Growth in expenses	5.9%	5.5%	5.4%	5.7%	6.2%
Discount rate after taxes	11.5%
Growth rate after ten years	3.0%

December 31, 2018
	2019	2020	2021	2022	2023
Lending rate on the loan portfolio and investments	11.4%	11.4%	11.4%	11.3%	11.3%
Borrowing rate	2.9%	3.0%	3.0%	3.0%	3.0%
Growth in income from commissions	2.0%	7.7%	8.0%	7.8%	7.7%
Growth in expenses	5.3%	6.2%	5.8%	6.0%	6.3%
Discount rate after taxes	11.8%
Growth rate after ten years	3.0%

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

economies in each of the countries where BAC operates. Consequently, an annual growth rate of 3.0% was estimated for the long term.

The discount rate after taxes used to discount the dividend flows reflects the specific risks relative to the CGU and the markets where BAC Credomatic operates, as mentioned earlier. Had the USD denominated estimated 11.5% discount rate been 1.0% higher; it would not have been necessary to reduce the book value of goodwill, since the value-in-use of the cash-generating units associated with goodwill would have been Ps. 18,763,763, still exceeding book value as of December 31, 2019 of Ps. 14,611,105.

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

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was performed by an external adviser and reviewed by management. This valuation was conducted on January 2020 and is based on Banco de Bogotá´s financial statements at September 30, 2019.  It was concluded that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill was Ps. 11,106,623 exceeds the book value by Ps. 2,867,134.

The following table shows the main assumptions used in the latest impairment tests of the groups of cash-generating units with allocated goodwill.

December 31, 2019
	2020	2021	2022	2023	2024
Lending rate on the loan portfolio and investments	9.0%	9.4%	10.0%	10.3%	10.4%
Borrowing rate	3.7%	3.7%	4.1%	4.4%	4.3%
Growth in income from commissions	13.0%	7.8%	7.8%	8.4%	8.6%
Growth in expenses	0.1%	5.3%	5.7%	5.2%	4.9%
Inflation	3.2%	2.7%	3.5%	3.3%	3.3%
Discount rate after taxes	13.0%
Growth rate after five years	3.3%

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

The following is a description of that process.

•	The lending rates on loans and investments were projected based on the Company expected rates and lending rates from independent specialists (The Economist Intelligence Unit "EIU")
•	The borrowing rates were projected based on the Company expected rates and the money market interest rate from EIU.
•	Estimated growth in commissions is based on its historical percentage over the gross loan portfolio.
•	Estimated growth in expenses is based on the inflation’s growth and/or its historical percentage over revenues.
•	The inflation rate used in the projections is based on reports from outside sources, such as The Economist Intelligence Unit, and Corficolombiana.
•	The growth rate used for the terminal value was 3.3%, which is the average projected inflation provided by the independent specialists and reviewed by management.

The discount rate after taxes used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the 13.0% estimated discount rate had been 1.0% higher than the rate estimated in the models, the book value of goodwill would not have to be reduced, since the fair value of the groups of cash-generating units associated with goodwill would have been Ps. 10,030,439, which is above the book value of Ps. 8,239,489 as of December 31, 2019.

C.          Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Porvenir absorbed AFP Horizonte Pensiones y Cesantías S.A. and the goodwill in question was allocated to the groups of cash-generating units that together made up Porvenir later that same year.

The latest valuation update for the business lines of the groups of cash-generating units to which this goodwill was allocated, was done by an external adviser and reviewed by management. This valuation was conducted on January 2020 and is based on financial statements of Porvenir at September 30, 2019. The conclusion was that there are no situations that imply a possible impairment, given that the recoverable amount of the groups of cash generating units associated with goodwill was Ps. 5,731,871, exceeding the book value by Ps. 2,259,084.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following are the main assumptions used in the impairment test reports taken as the basis for impairment testing on the dates listed, although the valuation exercise includes a 20 years projection, the following tables only show the first 5 years as reates, following the first year of projection, are generally stable with no significant variations.

December 31, 2019
	2020	2021	2022	2023	2024
Interest rate on investments	2.7%	2.8%	3.2%	3.1%	3.1%
Borrowing rate	6.3%	6.3%	6.3%	6.3%	6.3%
Growth in income from commissions	0.7%	6.3%	7.5%	6.5%	6.4%
Growth in expenses	3.4%	4.8%	5.5%	(0.5)%	3.2%
Inflation	3.2%	2.7%	3.5%	3.3%	3.3%
Discount interest rate after taxes	12.0%
Growth rate after twenty years	3.2%

December 31, 2018
	2019	2020	2021	2022	2023
Interest rate on investments	4.6%	5.7%	5.7%	6.5%	6.3%
Borrowing rate	6.3%	6.3%	6.3%	6.3%	6.3%
Growth in income from commissions	1.0%	9.4%	7.5%	7.8%	6.8%
Growth in expenses	4.3%	4.6%	5.6%	6.6%	0.5%
Inflation	2.9%	3.1%	2.7%	3.5%	3.3%
Discount interest rate after taxes	13.0%
Growth rate after twenty years	3.1%

A 20‑year projection was made to estimate goodwill based on macroeconomic assumptions and those related to the business of Porvenir, as indicated in the foregoing tables. The following is a description of that process.

•	Investments and borrowing rates were projected using historical data and data provided by the Company on the business.
•	The estimated increases in commissions and expenses are based on business growth and other transactions estimated by the Company.
•	The inflation rate used in the projections is based on reports from outside sources, such as The Economist Intelligence Unit and Corficolombiana.
•	The growth rate used for the terminal value was 3.2%, which is the average projected inflation provided by the independent specialists.

The discount interest rate after taxes that was used to discount dividend flows reflects the specific risks relative to each cash-generating unit. If the estimated discount rate of 12.0% had been 1.0% higher than the estimated rate in the valuation done by external experts, there would be no need to reduce the book value of goodwill, since the fair value of the groups of cash-generating units associated with goodwill would be Ps. 5,128,364 and exceeds their book value of Ps. 3,472,787 as of December 31, 2019.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 18 – OTHER INTANGIBLE ASSETS

Below is the detail of the balances of other intangible assets as of December 31, 2019 and 2018:

December 31, 2019

			Accumulated		Net book
Description	Cost		amortization		value

Licenses, software and information technology applications purchased	Ps.	1,917,602	Ps.	(763,787)	Ps.	1,153,815
Internally generated		607,130		(71,431)		535,699
Non-internally generated		1,310,472		(692,356)		618,116

Other intangibles assets	Ps.	76,036	Ps.	(23,360)	Ps.	52,676
Internally generated		5,356		—		5,356
Non-internally generated		70,680		(23,360)		47,320

Total	Ps.	1,993,638	Ps.	(787,147)	Ps.	1,206,491

December 31, 2018

			Accumulated		Net book
Description	Cost		amortization		value

Licenses, software and information technology applications purchased	Ps.	1,564,536	Ps.	(583,782)	Ps.	980,754
Internally generated		418,852		(46,424)		372,428
Non-internally generated		1,145,684		(537,358)		608,326

Other intangibles assets	Ps.	69,613	Ps.	(16,483)	Ps.	53,130
Internally generated		2,673		—		2,673
Non-internally generated		66,940		(16,483)		50,457

Total	Ps.	1,634,149	Ps.	(600,265)	Ps.	1,033,884

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 19 – INCOME TAX

19.1          Components of the income tax expense:

The income tax expense for the years ended on December 31, 2019, 2018 and 2017 comprises the following:

	December 31,		December 31,		December 31,
	2019		2018		2017
Current period income tax	Ps.	1,564,056	Ps.	1,746,881	Ps.	1,276,458
Income tax surcharge (1)		—		95,630		151,980
Subtotal current period taxes	Ps.	1,564,056	Ps.	1,842,511	Ps.	1,428,438
Prior years adjustments (2)		(16,931)		(74,230)		(117,568)
Adjustment due to settlement of uncertain tax positions from prior years		(22,113)		24,277		(7,367)
Deferred taxes
Deferred taxes current period		647,718		357,032		449,291
Deferred taxes - Prior years adjustments (3)		(86,473)		—		—
Subtotal deferred taxes	Ps.	561,245	Ps.	357,032	Ps.	449,291
Total	Ps.	2,086,257	Ps.	2,149,590	Ps.	1,752,794

(1)	The income tax surcharge applicable to financial entities was declared unconstitutional for the year 2019.
(2)

In the year 2018 tax recovery includes Ps. 50,316 in Banco de Occidente. It was generated by the use of presumptive excesses of CREE for the years 2013 and 2014; it also includes Ps.17,812 in Corficolombiana for the reimbursement of income tax mainly from Episol and PISA Concessionaire. In the year 2017, it includes a Ps. 109,632 tax recovery at Banco de Bogotá for the years 2014, 2015 and 2016.

(3)

The figure corresponds to the recovery originated on the deferred tax reversal on the property, plant and equipment which had been subject to a tax base update in accordance to the rules of the normalization tax. Banco de Occidente recorded a recovery of Ps. 63,849 and Banco Popular of Ps. 24,914.

19.2          Reconciliation of the Nominal Tax Rate and the Effective tax Rate:

The following are the existing legal provisions related to income tax:

In Colombia

The tax rules in relation to the income tax applicable during the years 2019, 2018 and 2017, among other things, establish the following:

•

The income tax rate to be 33% in the year 2019, 33% plus an income tax surcharge of 4% applicable to financial entities in 2018 and 34% plus an income tax surcharge of 6% in 2017. The income tax surcharge stipulated for 2019 was declared unconstitutional by the Constitutional Court of Colombia through Judgment C-510 of October 2019.

•	Gains on the sale or disposal of non-current assets held for more than two years is taxed at 10%.
•	Gains of the entities that belong to the special free zone regime in Colombia is taxed at 20%.

•	The tax rate on presumptive income is calculated to 1.5% in the years 2019 and 3.5% in the years 2018 and 2017.
•

In 2019 there is the possibility of taking 50% of the industry and commerce tax paid in the taxable period as an income tax discount, which will be 100% as of the year 2022. For the years 2018 and 2017 this tax has the deduction treatment in the income tax.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

•

Tax loss-carry forwards incurred prior to 2017 may be offset on the same terms applicable for 2016, but they may not be fiscally readjusted. Tax loss carry-forwards incurred since 2017 may be offset against company taxable income over the following twelve years.

•

The “presumptive income” incurred prior to 2017 may be offset on the same terms applicable for 2016, but they may not be fiscally readjusted.  The “presumptive income” incurred since 2017 may be offset by taxable income over the following five years.

•

As of 2017 the companies’ taxable income will be determined based in the new accounting regulation in force in Colombia since January 1, 2015. However, the new tax regulation also includes special income tax rules for several transactions.

In December 2019, the Colombian congress issued Law 2010 of 2019 (Economic Growth Law), which replaces Law 1943 of 2018 (Financing Law) that was declared unconstitutional as of January 1, 2020 by the Constitutional Court of Colombia through Judgment C-481 of October 2019. The Economic Growth Law, among other things, establishes the following:

•

The income tax rate to be 32% in the year 2020, 31% in the year 2021 and 30% in the year 2022 and following plus an income tax surcharge of 4% applicable to financial entities in 2018. In addition, for financial institutions in Colombia that obtain in the period a taxable income equal to or greater than 120,000 Units of Tax Value (UVT), which by 2020 equals 35,607 pesos, there is 4% income tax surcharge in 2020, and 3% for the years 2021 and 2022.

•	The percentage of presumptive income is reduced at a rate of 0.5% in the year 2020 and 0% from the year 2021.
•	It holds the possibility of taking 50% of the industry and commerce tax paid in the taxable period as an income tax discount, which will be 100% as of the year 2022.
•

The audit benefit is extended for taxpayers who increase their net income tax of the taxable year in relation to the net income tax of the immediately preceding year by at least 30% or 20%, the expiration of a tax authority's rigth to examine the income tax will be 6 or 12 months from the date of its presentation, respectively.

•

The expiration of a tax authority's rigth to examine the income tax will be five years after the filing date for taxpayers who determine or compensate tax losses or are subject to the transfer pricing regime.

In other countries

Given that our subsidiary Leasing Bogotá Panamá has an international license it has a tax rate of 0%. The subsidiaries in Guatemala are taxed at a rate of 25%; the subsidiaries in El Salvador, Honduras, Costa Rica and Nicaragua are taxed at a rate of 30% and the subsidiaries with a local license in Panamá are taxed at a rate of 25%. The subsidiaries in Perú are taxed at a rate of 29.5% since 2017.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Below is the detailed reconciliation between total expenses of the income tax of Grupo Aval calculated at the applicable enacted tax rate and the tax expense recognized in the statement of income for the years ended on December 31, 2019, 2018 and 2017:

	Years ended on:
	December 31,		December 31,		December 31,
	2019		2018		2017
Profit before income tax	Ps.	7,451,711	Ps.	7,334,141	Ps.	4,915,227
Enacted tax rate in Colombia		33%		37%		40%
Theoretical income tax expense		2,459,065		2,713,632		1,966,091
Nondeductible expenses		484,615		373,918		387,933
Tax losses considered non recoverable for income tax purpose		54,698		100,249		96,266
Presumptive income considered non recoverable for income tax purpose		7,071		33,296		7,991
Wealth tax		—		—		40,762
Nontaxable dividends		(24,172)		(23,457)		(19,587)
Nontaxable income under equity method in associates		(69,399)		(39,901)		(68,026)
Profit (loss) on sales or appraisal of investment		(1,167)		(2,148)		(16,584)
Nontaxable interest income and other income		(19,088)		(212,992)		(137,312)
Other nontaxable income		(339,253)		(167,091)		(155,010)
Revenues taxable at different tax rate		(5,851)		15,378		(658)
Difference from expenses deductibles at different tax rate		—		(11,060)		(11,822)
Tax benefits in the acquisition of property and equipment		(42,375)		(22,715)		(20,585)
Tax Discounts (1)		(80,742)		—		—
Profits (losses) in Subsidiaries in tax free countries or with different tax rate		(116,155)		(168,117)		(200,661)
Effect on the deferred income tax due to changes in tax rates (2)		(129,172)		(308,534)		(38,574)
Prior year adjustments		(16,931)		(74,230)		(117,568)
Adjustments due to uncertain tax positions in previous year		(22,113)		24,277		(7,367)
Deferred taxes - Prior years adjustments		(86,473)		—		—
Other		33,699		(80,915)		47,505
Total tax expense of the year	Ps.	2,086,257	Ps.	2,149,590	Ps.	1,752,794
Effective income tax rate		28.00%		29.31%		35.66%

(1)

Corresponds to the industry and commerce tax that during 2019 could be used as a tax discount following the Law 1943 of 2018. Banco de Bogotá recorded Ps. 47,155, Banco de Occidente Ps. 7,068, Banco Popular Ps. 6,257, Banco AV Villas Ps. 10,444, Corficolombiana Ps. 8,498 and Grupo Aval Holding Ps. 1,230.

(2)

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

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

19.3          Tax Losses and excess of Presumptive Income:

As of December 31, 2019 and 2018, the following table shows the detail of the tax loss carry forward and excess of presumptive income over taxable income of the entities of Grupo Aval which are not recognized as deferred tax assets.

	December 31,		December 31,
	2019		2018
Tax loss carry forwards expiring on:
December 31, 2022	Ps.	—	Ps.	66
December 31, 2024		15		—
December 31, 2025		—		1,216
December 31, 2029		174,370		173,118
December 31, 2030		279,545		271,685
December 31, 2031		156,521		—
December 31, 2032		4,293		—
Without expiration date		431,428		458,499
Subtotal	Ps.	1,046,172	Ps.	904,584

Excess of presumptive income expiring on:
December 31, 2019	Ps.	—	Ps.	61,152
December 31, 2020		44,318		45,738
December 31, 2021		60,302		61,296
December 31, 2022		51,056		51,077
December 31, 2023		58,965		48,218
December 31, 2024		28,380		—
Subtotal	Ps.	243,021	Ps.	267,481
Total	Ps.	1,289,193	Ps.	1,172,065

19.4          Deferred Taxes from Investments in Subsidiaries:

Grupo Aval did not recorded income tax liabilities related to temporary differences on investment subsidiaries of Ps. 10,176,800 and Ps. 8,231,985 as of December 31 2019 and 2018, respectively. This liability was not recognized because Grupo Aval controls the dividend policy of its subsidiaries and is able to control the timing of reversal of the related taxable temporary differences and Grupo Aval will not reverse them in the foreseeable future.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

19.5          Deferred taxes by Type of Temporary Difference:

The differences between the carrying value of the assets and liabilities and their tax bases give rise to the following temporary differences which result in deferred taxes, calculated and recorded in the years ended on December 31, 2019, 2018 and 2017, based on current tax regulations as references for the years wherein such temporary differences will be reverted:

Year ended on December 31, 2019

	Balance as of		Change in		Credited		Credited				Balance as of
	December 31,		accounting		(charged) to		(charged) to		Foreign exchange		December 31,
	2018		policies		profit or loss		OCI		adjustments		2019
Deferred tax assets
Debt securities at fair value	Ps.	29,650	Ps.	—	Ps.	(14,680)	Ps.	(4,540)	Ps.	844	Ps.	11,274
Equity securities at fair value		622		—		(1,129)		872		—		365
Derivative instruments		73,154		—		68,038		15,351		—		156,543
Allowance of investments securities		136		—		37		—		—		173
Accounts receivable		—		—		147		—		—		147
Allowance for accounts receivable		41,390		—		8,750		—		4		50,144
Loans and receivables		14,917		—		(13,440)		—		173		1,650
Allowance for impairment on loans and receivables		159,169		—		54,517		—		(1,463)		212,223
Allowance for foreclosed assets		2,927		—		(1,203)		—		132		1,856
Property, plant and equipment costs		284,111		—		16,749		—		3,908		304,768
Depreciation of property, plant and equipment		20,903		—		15,180		—		—		36,083
Investment property		—		—		18,323		—		—		18,323
Deferred charges and of intangible assets		168,856		—		(69,272)		—		—		99,584
Tax losses carry forward		299,201		—		(24,518)		(240,420)		22,253		56,516
Surplus of presumptive income		4,670		—		991		—		—		5,661
Provisions		189,882		—		35,111		—		(1,755)		223,238
Employee benefits		131,783		—		(27,270)		15,308		546		120,367
Goodwill		—		—		859		—		—		859
Deferred Income		2,587		—		(2,587)		—		—		—
Financial assets in concession contracts		158,645		—		89,238		—		—		247,883
Biological assets		104		—		282		(166)		—		220
Lease agreements		8,592		649,307		(74,500)		—		3,480		586,879
Other		271,950		—		(3,989)		18,102		(595)		285,468
Subtotal	Ps.	1,863,249	Ps.	649,307	Ps.	75,633	Ps.	(195,492)	Ps.	27,527	Ps.	2,420,224

Deferred tax liabilities
Debt securities at fair value	Ps.	(49,937)	Ps.	—	Ps.	43,565	Ps.	(65,399)	Ps.	(3,343)	Ps.	(75,114)
Equity securities at fair value		(115,877)		—		20,716		(10,773)		432		(105,502)
Derivative instruments		(17,565)		—		17,410		(10,272)		3,163		(7,264)
Accounts receivable		(287,526)		—		195,426		—		—		(92,100)
Allowance of investments securities		(23,150)		—		(62,434)		—		—		(85,584)
Loans and receivables		(63,567)		—		25,769		—		(288)		(38,086)
Allowance for impairment on loans and receivables		(270,947)		—		(163,948)		—		2,188		(432,707)
Foreclosed assets		(92,416)		—		2,140		—		—		(90,276)
Provision for foreclosed assets		(109,092)		—		100,172		—		309		(8,611)
Property plant and equipment costs		(357,384)		—		54,139		—		8,942		(294,303)
Depreciation of property, plant and equipment		(170,138)		—		(86,092)		—		(9,275)		(265,505)
Investment property		—		—		(69,732)		(333)		—		(70,065)
Right-of-use		—		(636,017)		144,618		—		(3,524)		(494,923)
Deferred charges and of intangible assets		(621,878)		—		539,796		—		—		(82,082)
Provisions		(24,280)		—		21,285		—		(6,413)		(9,408)
Employee benefits		—		—		(28,020)		322		206		(27,492)
Goodwill		(193,030)		—		(29,483)		—		—		(222,513)
Deferred Income		(116,034)		—		(11,189)		—		—		(127,223)
Financial assets in concession arrangements		(898,741)		—		(1,182,031)		—		—		(2,080,772)
Biological assets		(23,333)		—		(4,371)		—		—		(27,704)
Lease agreements		(4,293)		—		(226,874)		—		—		(231,167)
Other		(243,665)		—		62,260		(1,235)		6,106		(176,534)
Subtotal	Ps.	(3,682,853)	Ps.	(636,017)	Ps.	(636,878)	Ps.	(87,690)	Ps.	(1,497)	Ps.	(5,044,935)
Total	Ps.	(1,819,604)	Ps.	13,290	Ps.	(561,245)	Ps.	(283,182)	Ps.	26,030	Ps.	(2,624,711)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2018

	Balance as of		Change in		Credited		Credited				Balance as of
	December 31,		accounting		(charged) to		(charged) to		Foreign exchange		December 31,
	2017		policies		profit or loss		OCI		adjustments		2018
Deferred tax assets
Debt securities at fair value	Ps.	8,081	Ps.	(2,431)	Ps.	18,840	Ps.	4,563	Ps.	597	Ps.	29,650
Equity securities at fair value		8		102		512		—		—		622
Derivative instruments		36,805		—		(102,681)		185,803		(46,773)		73,154
Allowance of investments securities		366		31		(264)		—		3		136
Allowance for accounts receivable		333		—		44,660		—		(3,603)		41,390
Loans and receivables		71,938		64,527		(121,072)		—		(476)		14,917
Allowance for impairment on loans and receivables		66,127		68,513		13,808		—		10,721		159,169
Allowance for other accounts receivable		4,649		—		(4,649)		—		—		—
Foreclosed assets		18,161		—		(15,474)		—		240		2,927
Property, plant and equipment costs		364,540		—		(77,625)		—		(2,804)		284,111
Depreciation of property, plant and equipment		11,993		—		8,854		—		56		20,903
Deferred charges and of intangible assets		145,625		—		23,233		—		(2)		168,856
Tax losses carry forward		332,354		—		365,698		(402,042)		3,191		299,201
Surplus of presumptive income		2,528		—		2,142		—		—		4,670
Provisions		197,963		(11,038)		2,163		—		794		189,882
Employee benefits		98,924		—		41,406		(9,394)		847		131,783
Deferred income		—		12,349		(9,762)		—		—		2,587
Financial assets in concession contracts		28,536		(6,322)		136,431		—		—		158,645
Biological assets		169		—		(65)		—		—		104
Lease agreements		8,042		—		625		—		(75)		8,592
Other		123,645		(102)		(6,161)		165,680		(11,112)		271,950
Subtotal	Ps.	1,520,787	Ps.	125,629	Ps.	320,619	Ps.	(55,390)	Ps.	(48,396)	Ps.	1,863,249

Deferred tax liabilities
Debt securities at fair value	Ps.	(44,492)	Ps.	9,555	Ps.	(14,843)	Ps.	26	Ps.	(183)	Ps.	(49,937)
Equity securities at fair value		(121,226)		(298)		7,361		2,084		(3,798)		(115,877)
Derivative instruments		(87,525)		—		23,187		—		46,773		(17,565)
Accounts receivable		(306,774)		(17)		17,677		1,588		—		(287,526)
Allowance of investments securities		(182)		57		(23,025)		—		—		(23,150)
Loans and receivables		(322,746)		3,668		256,357		—		(846)		(63,567)
Allowance for impairment on loans and receivables		(397,838)		204,100		(77,442)		—		233		(270,947)
Foreclosed assets		(72,209)		—		(20,314)		—		107		(92,416)
Provision for foreclosed assets		(41,654)		—		(67,096)		—		(342)		(109,092)
Property plant and equipment costs		(363,814)		—		11,305		—		(4,875)		(357,384)
Depreciation of property, plant and equipment		(179,877)		—		9,908		—		(169)		(170,138)
Deferred charges and of intangible assets		(107,721)		—		(514,157)		—		—		(621,878)
Provisions		(575)		—		(22,312)		304		(1,697)		(24,280)
Goodwill		(169,675)		—		(23,355)		—		—		(193,030)
Deferred Income		(40,534)		40,534		(116,034)		—		—		(116,034)
Financial assets in concession arrangements		(700,738)		(228,241)		30,238		—		—		(898,741)
Biological assets		(16,583)		—		(6,750)		—		—		(23,333)
Lease agreements		(32,636)		—		28,343		—		—		(4,293)
Other		(71,408)		(779)		(176,699)		(11,271)		16,492		(243,665)
Subtotal	Ps.	(3,078,207)	Ps.	28,579	Ps.	(677,651)	Ps.	(7,269)	Ps.	51,695	Ps.	(3,682,853)
Total	Ps.	(1,557,420)	Ps.	154,208	Ps.	(357,032)	Ps.	(62,659)	Ps.	3,299	Ps.	(1,819,604)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Year ended on December 31, 2017

	Balance as of		Credited		Credited				Balance as of
	December 31,		(charged) to		(charged) to		Foreign exchange		December 31,
	2016		profit or loss		OCI		adjustments		2017
Deferred tax assets
Debt securities at fair value	Ps.	62,627	Ps.	(30,580)	Ps.	(23,966)	Ps.	—	Ps.	8,081
Equity securities at fair value		1,583		(1,254)		(321)		—		8
Derivative instruments		78,740		(41,935)		—		—		36,805
Accounts receivable		16,278		(15,589)		—		10		699
Loans and receivables		6,014		65,924		—		—		71,938
Allowance for impairment on loans and receivables		105,573		(39,446)		—		—		66,127
Allowance for other accounts receivable		6,219		(1,570)		—		—		4,649
Financial assets in concession contracts		25,837		2,571		—		128		28,536
Foreclosed assets		4,846		13,315		—		—		18,161
Property, plant and equipment costs		296,269		68,271		—		—		364,540
Depreciation of property, plant and equipment		5,699		6,294		—		—		11,993
Biological assets		101		68		—		—		169
Deferred charges and of intangible assets		113,817		30,922		—		886		145,625
Tax losses carry forward		385,855		(53,556)		—		55		332,354
Surplus of presumptive income		19,480		(16,952)		—		—		2,528
Provisions		212,695		(17,649)		—		2,917		197,963
Employee benefits		104,606		(29,658)		23,976		—		98,924
Deferred income		113,380		(113,380)		—		—		—
Lease agreements		9,160		(1,118)		—		—		8,042
Other		69,022		52,233		935		1,455		123,645
Subtotal	Ps.	1,637,801	Ps.	(123,089)	Ps.	624	Ps.	5,451	Ps.	1,520,787

Deferred tax liabilities
Debt securities at fair value	Ps.	(27,278)	Ps.	29,105	Ps.	(46,319)	Ps.	—	Ps.	(44,492)
Equity securities at fair value		(100,484)		302		33		(21,077)		(121,226)
Unrealized profits of foreign subsidiaries		(22,029)		—		—		22,029		—
Derivative instruments		(67,974)		(15,190)		(4,361)		—		(87,525)
Accounts receivable		(260,621)		(46,335)		—		182		(306,774)
Allowance of investments securities		—		—		—		(182)		(182)
Loans and receivables		(268,747)		(53,999)		—		—		(322,746)
Allowance for impairment on loans and receivables		(275,785)		(122,053)		—		—		(397,838)
Foreclosed assets		(46,783)		(25,426)		—		—		(72,209)
Provision for foreclosed assets		(37,798)		(3,856)		—		—		(41,654)
Property plant and equipment costs		(400,180)		36,404		—		(38)		(363,814)
Depreciation of property, plant and equipment		(209,549)		30,948		—		(1,276)		(179,877)
Deferred charges and of intangible assets		(60,598)		(47,123)		—		—		(107,721)
Provisions		(471)		(62)		116		(158)		(575)
Goodwill		(86,036)		(83,639)		—		—		(169,675)
Deferred Income		(34,613)		(5,921)		—		—		(40,534)
Financial assets in concession arrangements		(718,496)		20,548		—		(2,790)		(700,738)
Biological assets		(6,806)		(9,777)		—		—		(16,583)
Lease agreements		—		—		—		(32,636)		(32,636)
Other		(65,400)		(30,128)		(11,053)		35,173		(71,408)
Subtotal	Ps.	(2,689,648)	Ps.	(326,202)	Ps.	(61,584)	Ps.	(773)	Ps.	(3,078,207)
Total	Ps.	(1,051,847)	Ps.	(449,291)	Ps.	(60,960)	Ps.	4,678	Ps.	(1,557,420)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Grupo Aval offsets deferred tax assets and liabilities by entity and tax authority, considering the application of the tax provisions in Colombia and other countries in which the legal right to offset tax assets and liabilities and other requirements in IAS 12, according to the following breakdown:

	Gross Deferred tax					Balances on Statement
December 31, 2019	amounts		Offset			of financial position
Deferred tax asset	Ps.	2,420,224	Ps.	(2,173,626)	Ps.	246,598
Deferred tax liability		(5,044,935)		2,173,626		(2,871,309)
Net	Ps.	(2,624,711)	Ps.	—	Ps.	(2,624,711)

	Gross Deferred tax					Balances on Statement
December 31, 2018	amounts		Offset			of financial position
Deferred tax asset	Ps.	1,863,249	Ps.	(1,521,911)	Ps.	341,338
Deferred tax liability		(3,682,853)		1,521,911		(2,160,942)
Net	Ps.	(1,819,604)	Ps.	—	Ps.	(1,819,604)

Grupo Aval estimates to recover its income tax assets and settle its income tax liabilities as shown below:

Deferred tax		December 31, 2019		December 31, 2018
Deferred tax asset recoverable before 12 months	Ps.	385,937	Ps.	399,074
Deferred tax asset recoverable after 12 months		2,034,287		1,464,175
Total Deferred tax asset	Ps.	2,420,224	Ps.	1,863,249

Deferred tax liability to settle before 12 months	Ps.	(1,232,899)	Ps.	(917,965)
Deferred tax liability to settle after 12 months		(3,812,036)		(2,764,888)
Total Deferred tax liability	Ps.	(5,044,935)	Ps.	(3,682,853)

Current tax		December 31, 2019		December 31, 2018
Current tax asset recoverable before 12 months	Ps.	987,830	Ps.	650,879
Current tax asset recoverable after 12 months		321,891		150,469
Total Current tax asset	Ps.	1,309,721	Ps.	801,348

Current tax liability to settle before 12 months	Ps.	(698,901)	Ps.	(507,555)
Current tax liability to settle after 12 months		(102,886)		(113,412)
Total Current tax liability	Ps.	(801,787)	Ps.	(620,967)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

19.6          Effect of the current and deferred taxes in each component of other comprehensive income in equity:

The effects of the current and deferred taxes in each component of other comprehensive income is detailed below during the years ended on December 31, 2019, 2018 and 2017:

	December 31, 2019
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	95,329	Ps.	—	Ps.	145	Ps.	95,474
Hedging derivatives in foreign currency		(50,318)		—		18,221		(32,097)
Hedging financial liabilities in foreign currency		(47,942)		247,153		(229,627)		(30,416)
Cash Flow hedging		13,469		—		(4,988)		8,481
Foreign currency translation differences for foreign operations		128,135		—		(1,235)		126,900
Investment in associates and join ventures		(9,061)		—		—		(9,061)
Debt financial instruments		426,300		—		(69,707)		356,593
Subtotal Items that will be reclassified to profit or loss	Ps.	555,912	Ps.	247,153	Ps.	(287,191)	Ps.	515,874

Items that will not be reclassified to profit or loss
Effect of moving investment properties for own use	Ps.	5,288	Ps.	—	Ps.	(333)	Ps.	4,955
Equity financial instruments		237,781		—		(11,288)		226,493
Actuarial gains (losses) from defined benefit pension plans		(61,222)		—		15,630		(45,592)
Subtotal Items that will not be reclassified to profit or loss	Ps.	181,847	Ps.	—	Ps.	4,009	Ps.	185,856
Total “other comprehensive income” during the period	Ps.	737,759	Ps.	247,153	Ps.	(283,182)	Ps.	701,730

	December 31, 2018
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	1,124,732	Ps.	—	Ps.	—	Ps.	1,124,732
Hedging derivatives in foreign currency		(547,310)		372,715		(227,807)		(402,402)
Hedging financial liabilities in foreign currency		(576,881)		—		176,378		(400,503)
Cash Flow hedging		(19,789)		—		6,697		(13,092)
Foreign currency translation differences for foreign operations		(299,804)		—		(16,006)		(315,810)
Investment in associates and joint ventures		(107,084)		—		11,554		(95,530)
Debt financial instruments		22,400		—		(393)		22,007
Subtotal Items that will be reclassified to profit or loss	Ps.	(403,736)	Ps.	372,715	Ps.	(49,577)	Ps.	(80,598)

Items that will not be reclassified to profit or loss
Asset revaluation	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Equity financial instruments		(134,084)		—		(5,891)		(139,975)
Actuarial gains (losses) from defined benefit pension plans		18,013		—		(7,191)		10,822
Subtotal Items that will not be reclassified to profit or loss	Ps.	(116,071)	Ps.	—	Ps.	(13,082)	Ps.	(129,153)
Total “other comprehensive income” during the period	Ps.	(519,807)	Ps.	372,715	Ps.	(62,659)	Ps.	(209,751)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	December 31, 2017
			Current		Deferred
			tax		tax
	Amount		(expense)		(expense)
Items that will be reclassified to profit or loss	before taxes		Income		income		Net
Hedging of net investments in foreign subsidiaries operations	Ps.	(47,197)	Ps.	—	Ps.	—	Ps.	(47,197)
Hedging derivatives in foreign currency		16,832		—		(5,554)		11,278
Hedging financial liabilities in foreign currency		30,568		—		(11,065)		19,503
Cash Flow hedging		(2,340)		—		969		(1,371)
Foreign currency translation differences for foreign operations		(91,497)		(12,657)		956		(103,198)
Debt financial instruments		284,480		—		(69,743)		214,737
Investment in associates and joint ventures		1,128		—		116		1,244
Subtotal Items that will be reclassified to profit or loss	Ps.	191,974	Ps.	(12,657)	Ps.	(84,321)	Ps.	94,996

Items that will not be reclassified to profit or loss
Asset revaluation	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Equity financial instruments		57,245		—		(720)		56,525
Actuarial gains (losses) from defined benefit pension plans		(100,232)		—		24,081		(76,151)
Subtotal Items that will not be reclassified to profit or loss	Ps.	(42,987)	Ps.	—	Ps.	23,361	Ps.	(19,626)
Total “other comprehensive income” during the period	Ps.	148,987	Ps.	(12,657)	Ps.	(60,960)	Ps.	75,370

19.7          Uncertainties in Open Tax Positions

As of December 31, 2019, and 2018, Grupo Aval recognized tax uncertainty liabilities for Ps. 107,166 and Ps. 121,832 respectively, uncertain tax positions corresponding to expenses, considered deductible, and which, according to decisions of the tax authorities, uncertainties taken should be considered as non-deductible. The balance as of December 31, 2019 is expected to be used fully or released when the inspection rights of the tax authorities with respect to the open tax returns expire.

Uncertainties on open tax positions of Grupo Aval’s subsidiaries are as follows:

	December 31, 2019		December 31, 2018
Banco de Bogotá	Ps.	99,808	Ps.	113,345
Banco de Occidente		7,358		6,095
Corficolombiana		—		2,392
Total	Ps.	107,166	Ps.	121,832

The roll-forward of tax uncertainties during the years ended on December 31, 2019, 2018 and 2017 is as follows:

	December 31,		December 31,		December 31,
	2019		2018		2017
Balance at the beginning of the year	Ps.	121,832	Ps.	94,692	Ps.	104,156
Provisions increased during the year		837		11,904		18,039
Provisions used		(4,301)		(1,088)		(873)
Amounts reversed due to provisions not used		(135)		(2,960)		(32,010)
Financial cost		(19,904)		16,421		7,477
Foreign exchange adjustments		8,836		2,863		(2,097)
Balance at the end of the year	Ps.	107,166	Ps.	121,832	Ps.	94,692

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The balance as of December 31, 2019 and 2018 is expected to be completely used or released once the inspection rights from the tax authorities regarding tax returns expire, as follows:

	December 31,		December 31,
Year	2019		2018
2019	Ps.	—	Ps.	3,006
2020		—		27,968
2021		33,869		30,478
2022		36,049		27,276
2023		30,221		31,373
2024		2,445		1,579
2025		1,391		152
2026		2,736		—
2027		179		—
2028		277		—
Total	Ps.	107,166	Ps.	121,832

NOTE 20 – CUSTOMER DEPOSITS

20.1   Detail of the composition of the deposits

The following is the detail of the balances of the deposits received from Grupo Aval´s customer and subsidiaries in development of their deposit collection operations:

Detail	December 31, 2019		December 31, 2018

Demand
Checking accounts	Ps.	42,449,702	Ps.	39,702,878
Savings accounts		59,352,760		57,221,439
Other funds on demand		463,770		582,122
		102,266,232		97,506,439

Term deposits
Fixed term deposit certificates (1)		73,225,189		66,853,012
Total deposits		175,491,421		164,359,451

Per currency
In Colombian Pesos		101,427,370		99,388,366
In foreign currency		54,963,501		48,478,108
Other		19,100,550		16,492,977
Total per currency	Ps.	175,491,421	Ps.	164,359,451

(1)	The amount of term deposits due over 12 months as December 31, 2019 is Ps. 23,808,900 and December 31, 2018 is Ps. 20,686,104.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

20.2  Detail of the effective interest rates

The following is a summary of the effective interest rates which are accrued on customer deposits is as follows:

December 31, 2019
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.04%	2.50%	0.03%	5.50%
Saving accounts	0.01%	6.03%	0.02%	8.00%
Fixed term deposit certificates	0.01%	11.60%	0.15%	10.35%

December 31, 2018
	Deposits
	In Colombian Pesos		In foreign currency
	Rate		Rate
	Minimum	Maximum	Minimum	Maximum
	%	%	%	%
Interest-bearing checking accounts	0.04%	4.76%	0.25%	5.50%
Saving accounts	0.01%	6.00%	0.05%	8.00%
Fixed term deposit certificates	0.05%	9.05%	0.05%	11.45%

20.3  Detail of the concentration of deposits received from customers per economic sector

	December 31, 2019			December 31, 2018
	Amount		%	Amount		%
Commerce	Ps.	24,234,289	14%	Ps.	27,454,858	17%
Financial		48,741,261	28%		25,001,924	15%
Individuals		30,714,387	18%		26,626,082	16%
Government and Colombian Government entities		16,670,646	9%		20,817,529	13%
Manufacturing		3,192,627	2%		8,634,657	5%
Real Estate		3,703,896	2%		6,235,260	4%
Agriculture and livestock		1,256,291	1%		2,200,313	1%
Colombian Municipalities		29,302	0%		1,807,946	1%
Foreign Governments		681,466	0%		652,670	1%
Other (1)		46,267,256	26%		44,928,212	27%
Total	Ps.	175,491,421	100%	Ps.	164,359,451	100%

(1)

December 31, 2019, includes deposits from, education sector of Ps. 2,422,713, services sector of  Ps. 17,279,692, insurance sector of Ps. 1,353,557, tourism sector Ps. 501,073, transportation sector of  Ps. 1,176,385 and others sector of  Ps. 23,533,836.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 21 – FINANCIAL OBLIGATIONS

21.1          Financial obligations other than issued bonds

a)	Interbank borrowings, overnight funds and borrowings from banks and others

The following is a summary of the financial obligations of Grupo Aval as of December 31, 2019 and 2018:

	December		December
	31, 2019		31, 2018

Local Currency
Interbank funds
Overnight funds	Ps.	9,027	Ps.	4,152
Interbank funds purchased		1,595,504		173,274
Commitments to transfer open and closed repo operations		1,706,368		1,884,750
Commitments to transfer simultaneous operations		4,456,544		2,306,037
Commitments originated in short positions simultaneous operations		262,873		362,833
Total interbank funds	Ps.	8,030,316	Ps.	4,731,046
Borrowings from banks and others
Borrowings		2,192,128		1,964,408
Leases contracts*		1,539,871		—
Letters of credit		—		300
Bankers acceptances		17		217
Total borrowings from banks and others	Ps.	3,732,016	Ps.	1,964,925

Foreign currency
Interbank funds
Overnight funds		6,283		—
Interbank funds purchased		921,500		1,568,172
Commitments to transfer open and closed repo operations		282,380		514,860
Total interbank funds	Ps.	1,210,163	Ps.	2,083,032
Borrowings from banks and others
Borrowings		12,336,206		17,190,315
Leases contracts*		1,493,631		—
Andean Development Corporation		551,198		384,758
Letters of credit		622,730		356,640
Bankers acceptances		1,008,485		664,429
Discoveries in bank current account		59,078		49,699
Total borrowings from banks and others	Ps.	16,071,328	Ps.	18,645,841
Total interbank borrowings, overnight funds and borrowings from banks and others	Ps.	29,043,823	Ps.	27,424,844

(*)   Grupo Aval has initially adopted IFRS 16 as of January 1, 2019. According to the transition methods chosen, comparative information is not restated. See note 2(2.4)(A).

The amount of interbank borrowings, overnight funds and borrowings from banks and others due over 12 months as of December 31, 2019 is Ps. 8,692,991 and December 31, 2018 is Ps. 7,219,765.

As of December 31, 2019, short-term obligations associated with simultaneous and repo operations amounted to Ps. 4,456,544 and guaranteed with investments of Ps. 7,162,889 of December 31, 2018 Ps. 2,306,037 short-term obligations were guaranteed with investments for an amount of Ps. 4,663,828.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

The details of the borrowings from these entities as of December 31, 2019, and 2018 and are as follows:

	Interest rates in force at cut off	December 31, 2019		December 31, 2018
Banco de Comercio Exterior - “BANCOLDEX”	Fix between 0.02% and 21.15%, DTF + 0.10% to 5.83%, IBR + 0.10% to 8.31%, LIBOR1 + 2.15% to 4.54%, LIBOR6 + 2.38% to 5.08%	Ps.	1,326,045	Ps.	1,303,648
Fondo para el Financiamiento del Sector Agropecuario - “FINAGRO”	Fix between 0.50% and 15.48%, DTF + 0.50% to 7.00% and IBR + 0.90% to 1.90%		338,195		278,025
Financiera de Desarrollo Territorial “FINDETER”	Fix between 0.25% and 13.38%, DTF + 0.6% to 4.38%, IBR+ 0.40% to 3.90%, IPC+ 0.50% and 5.00% and LIBOR6 +4.51% and 4.81%		2,218,245		2,065,123
Total		Ps.	3,882,485	Ps.	3,646,796

The amount of borrowings from development entities due over 12 months as of December 31, 2019 is Ps. 3,633,973 and December 31, 2018 is Ps. 3,203,170.

21.2.          Financial obligations from issued bonds

The different entities from Grupo Aval are authorized by the Superintendency of Finance and by the regulatory entities abroad where Grupo Aval operates, for issuing or placing either bonds or general guarantee bonds. The bonds issued by Grupo Aval and subsidiaries are non-guaranteed and represent exclusively the obligations of each of the issuers.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The detail of liabilities as of December 31, 2019 and 2018, by issue date and maturity date was as follows:

		December		December
Issuer	Issue Date	31, 2019		31, 2018		Maturity Date	Interest Rate
Local Currency
Banco de Bogotá S.A.	23/02/2010	Ps.	137,598	Ps.	134,736	23/02/2020	CPI + 5.45% and UVR + 5.45%
Banco de Occidente	Between 22/09/2011 and 18/09/2019		3,246,333		3,143,903	Between 27/04/2020 and 14/12/2032	CPI + 1.75% a 4.65%, Fixed between 5.83% to 6.18%
Corporación Financiera Colombiana S.A.	Between 27/08/2009 and 27/08/2019		2,895,156		2,853,685	Between 29/01/2020 and 02/03/2043	CPI +2.16% to 5.99%, Fixed 7.10%
Banco Popular	Between 26/02/2013 and 13/02/2019		1,753,896		1,616,729	Between 14/02/2020 and 12/10/2026	CPI+ 2.90% to 4.13%; Fixed between 6.17% to 8.10%
Grupo Aval Acciones y Valores	Between 03/12/2009 and 14/11/2019		1,201,189		1,108,713	Between 28/06/2020 and 28/06/2042	CPI + 2.69% to 5.20% and Fixed 6.42%
Peso denominated Total		Ps.	9,234,172	Ps.	8,857,766

Foreign Currency
Banco de Bogotá S.A. Under rule 144A.	Between 19/02/2013 and 03/08/2017		7,109,822		7,042,678	Between 19/02/2023 and 03/08/2027	Fixed between 4.38% to 6.25%
BAC Credomatic
El Salvador	Between 11/02/2013 and 19/08/2019		726,607		753,556	Between 11/02/2020 and 19/08/2024	Between 5.20% to 5.85%
Honduras	Between 12/05/2017 and 15/11/2019		320,162		205,017	Between 12/05/2020 and 11/04/2022	Between 0.75% to 9.50%
Guatemala	Between 09/07/2018 and 24/08/2018		—		14,025	Between 09/07/2019 and 26/08/2019	Between 4.25% to 5.50%
BAC Credomatic Total		Ps.	1,046,769	Ps.	972,598
Banco Bogotá and BAC Credomatic Total		Ps.	8,156,591	Ps.	8,015,276
Grupo Aval Limited	19/09/2012		3,268,629		3,267,308	26/09/2022	Fixed 4.75%
Corficolombiana	16/10/2019		1,258,876		—	16/10/2029	Fixed 3.75%
Foreign Currency Total		Ps.	12,684,096	Ps.	11,282,584
Total of Bonds		Ps.	21,918,268	Ps.	20,140,350

The amount of issued bonds due over 12 months as of December 31, 2019 is Ps. 19,908,991 and December 31, 2018 is Ps. 18,772,405.

Grupo Aval has not had any defaults of principal or interest or other breaches with respect to its liabilities during the years ended 31 December 2019 and 2018, and Grupo Aval is complying with the related covenants agreed with investors and debtors.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

21.3          Analysis of changes in financing during the year

Reconciliation of movements of liabilities to cash flows arising from financing activities:

			Liabilities						Equity						Total
	Notes		Dividends payable		Bonds issued		Leases		Subscribed and paid-in capital		Additional paid-in capital		Non-controlling interest
Balance at December 31, 2016		Ps.	644,733	Ps.	18,568,236	Ps.	1,108,400	Ps.	22,281	Ps.	8,307,527	Ps.	9,057,669	Ps.	37,708,846
Cash flows from financing activities:
Dividens paid to shareholders			(1,307,525)		—		—		—		—		—		(1,307,525)
Dividens paid to non-controlling interest	26		(768,769)		—		—		—		—		—		(768,769)
Issuance of debt securities			—		4,548,108		—		—		—		—		4,548,108
Payment of outstanding debt securities			—		(3,913,694)		—		—		—		—		(3,913,694)
Acquisition of NCI Without a change in control			—		—		—		—		(4,096)		—		(4,096)
Net cash used in financing activities			(2,076,294)		634,414		—		—		(4,096)		—		(1,445,976)
Cash flows from operating activities:
Accrued interest			—		1,162,203		—		—		—		—		1,162,203
Interest paid			—		(1,205,741)		—		—		—		—		(1,205,741)
Other changes			2,021,602		(56,916)		(53,395)		—		—		(711,578)		1,199,713
Total liabilities related to other changes			2,021,602		(100,454)		(53,395)		—		—		(711,578)		1,156,175
Total equity related to other changes			—		—		—		—		—		1,218,493		1,218,493
Balance at December 31, 2017			590,041		19,102,196		1,055,005		22,281		8,303,431		9,564,584		38,637,538
Cash flows from financing activities:
Dividens paid to shareholders			(1,128,535)		—		—		—		—		—		(1,128,535)
Dividens paid to non-controlling interest	26		(745,932)		—		—		—		—		—		(745,932)
Issuance of debt securities			—		1,095,892		—		—		—		—		1,095,892
Payment of outstanding debt securities			—		(1,139,897)		—		—		—		—		(1,139,897)
Issuance of shares	26		—		—		—		—		—		988,072		988,072
Equity transaction			—		—		—		—		(12,674)		(54,483)		(67,157)
Net cash used in financing activities			(1,874,467)		(44,005)		—		—		(12,674)		933,589		(997,557)
Cash flows from operating activities:
Accrued interest			—		1,162,699		—		—		—		—		1,162,699
Interest paid			—		(922,968)		—		—		—		—		(922,968)
Other changes			1,819,736		842,429		(31,416)		—		—		(749,987)		1,880,762
Total liabilities related to other changes			1,819,736		1,082,160		(31,416)		—		—		(749,987)		2,120,493
Total equity related to other changes			—		—		—		—		181,579		2,016,453		2,198,032
Balance at December 31, 2018			535,310		20,140,351		1,023,589		22,281		8,472,336		11,764,639		41,958,506
Change in accounting policies on january 1, 2019			—		—		2,225,545		—		—		—		2,225,545
Cash flows from financing activities:
Dividens paid to shareholders			(1,266,920)		—		—		—		—		—		(1,266,920)
Dividens paid to non-controlling interest	26		(804,302)		—		—		—		—		—		(804,302)
Issuance of debt securities			—		3,130,254		—		—		—		—		3,130,254
Interest issuance of debt securities			—		18,633		—		—		—		—		18,633
Payment of outstanding debt securities			—		(1,544,225)		—		—		—		—		(1,544,225)
Leases			—		—		(362,334)		—		—		—		(362,334)
Equity transaction			—		—		—		—		(26,570)		(40,527)		(67,097)
Net cash used in financing activities			(2,071,222)		1,604,662		(362,334)		—		(26,570)		(40,527)		(895,991)
Cash flows from operating activities:
Accrued interest			—		1,220,437		205,627		—		—		—		1,426,064
Interest paid			—		(1,103,218)		(194,589)		—		—		—		(1,297,808)
Other Changes			2,167,023		56,037		135,665		—		—		(830,160)		1,528,564
Total liabilities related to other changes			2,167,023		173,255		146,703		—		—		(830,160)		1,656,821
Total equity related to other changes			—		—		—		—		—		2,603,750		2,603,750
Balance at December 31, 2019		Ps.	631,111	Ps.	21,918,268	Ps.	3,033,502	Ps.	22,281	Ps.	8,445,766	Ps.	13,497,702	Ps.	47,548,631

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 22 – EMPLOYEE BENEFITS

In accordance with Colombian and other countries labor legislation where Grupo Aval has subsidiaries, and based on a labor conventions and labor collective agreements signed between como Group entities and their employees, employees are entities have short term benefits such as: salaries, holidays, legal and extralegal premiums, severances and interests on severance, long-term benefits such as seniority bonds premiums and post-employment benefits such medical aids and retirement benefits such as: severance payments to employees that continue with labor regime before Law 50 of 1990 and legal and extralegal retirement pensions. Compensation for key personnel of the management includes salaries and benefits different than cash. (see note 34).

Through personnel benefits plans, Grupo Aval is exposed to several risks (interest rates and operating), which are intended to be minimized by applying the risk management policies and procedures defined in Note 4 above.

The detail of the balance of liabilities for employee benefits at December 31, 2019, and 2018 is as follows:

	December 31, 2019		December 31, 2018
Short term	Ps.	480,489	Ps.	481,320
Post-employment		590,914		541,226
Long term		186,333		242,335
Total	Ps.	1,257,736	Ps.	1,264,881

Plan Asset	Ps.	(22,756)	Ps.	—

Net employee benefits	Ps.	1,234,980	Ps.	1,264,881

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

•	Certain employees hired by entities of Grupo Aval before 1990 are entitled to receive a compensation equivalent to the last month of salary multiplied by each year of service.
•

Some subsidiaries have labor conventions or pay extra-legal premiums to employees retiring in compliance with the required age and time of service, when they start enjoying the pension granted by the pension funds.

•	Some pensioners for Grupo Aval and its entities receive benefits that include coverage of medical treatments.

As of December 31, 2019 and 2018, the post-employment benefit expense is composed of:

		December 31, 2019		December 31, 2018
Defined contribution plan	Ps.	73,297	Ps.	88,147
Defined benefit plan		52,723		31,336

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

22.2          Long Term Employee Benefits

•	Some Grupo Aval subsidiaries grant their employees extra-legal long term premiums during their working lives every five years of service are completed, calculated as days of salary per year of work.

•	Grupo Aval has recognized the liabilities corresponding to these benefits, based on the same actuarial calculations carried out under the same parameters of retirement benefits.

Post-employment and long-term benefits movements during the years ended at December 31, 2019, 2018 and 2017 are as follows:

	Post-Employment benefits						Long-term Benefits
	December		December		December		December		December		December
	31, 2019		31, 2018		31, 2017		31, 2019		31, 2018		31, 2017
Balance at the beginning of the year	Ps.	541,226	Ps.	604,110	Ps.	509,022	Ps.	242,335	Ps.	229,770	Ps.	191,112
Service costs		14,567		13,127		4,425		22,860		21,040		18,201
Interests cost		37,138		36,700		50,826		14,252		13,460		12,889
Gain on settlements		—		(18,300)		253		—		—		(112)
Past Service Costs (1)		1,018		(191)		200		(49,400)		1,632		(3,961)
	Ps.	593,949	Ps.	635,446	Ps.	564,726	Ps.	230,047	Ps.	265,902	Ps.	218,129
Changes in actuarial assumptions from changes in demographic assumptions		7,407		6,136		(8,863)		—		388		(1,432)
Changes in actuarial assumptions from changes in financial assumptions		54,674		(24,149)		109,095		(13,008)		11,831		43,870
	Ps.	62,081	Ps.	(18,013)	Ps.	100,232	Ps.	(13,008)	Ps.	12,219	Ps.	42,438
Payments to employees		(63,580)		(79,709)		(59,866)		(30,706)		(35,786)		(30,797)
Effect of movements in exchange rates		(1,536)		3,502		(982)		—		—		—
Liability balance at the end of the year	Ps.	590,914	Ps.	541,226	Ps.	604,110	Ps.	186,333	Ps.	242,335	Ps.	229,770

Plan Assets
Recognition of the active plan		(21,474)		—		—		—		—		—
Interests income		(318)		—		—		—		—		—
Remeasurements on plan assets		(859)		—		—		—		—		—
Effect of movements in exchange rates		(105)		—		—		—		—		—
Balance at the end of the year plan assets	Ps.	(22,756)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Net Balance at the end of the year	Ps.	568,158	Ps.	541,226	Ps.	604,110	Ps.	186,333	Ps.	242,335	Ps.	229,770

(1)

The variation includes the effect of a change in a long-term institutional benefit plan at Banco de Bogotá, which went from being a defined benefit plan to a defined contribution plan, through which the bank makes monthly contributions into a fund created for each employee.

The assumptions used to calculate the obligation projected for different post-employment benefits employees are as follows:

	December 31,	December 31,
Post-Employment Benefits	2019	2018
Discount interest rate	5.87%	7.29%
Inflation rate	3.00%	3.00%
Salary growth rate	4.00%	3.00%
Pension growth rate	3.00%	3.00%
Employee turnover rate (between service year 1 and 40 for men and women the following is the turnover rate)	Tabla de Rotación	Tabla de Rotación
	SoA 2003 (1)	SoA 2003 (1)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	December 31,	December 31,
Long-Term Benefits	2019	2018
Discount interest rate	5.34%	6.75%
Inflation rate	3.00%	3.00%
Salary growth rate	4.00%	3.00%
Pension growth rate	N/A	N/A
Employee turnover rate (between service year 1 and 40 for men and women the following is the turnover rate)	Tabla de Rotación	Tabla de Rotación
	SoA 2003 (1)	SoA 2003 (1)

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

The sensitivity analysis for post-employment and long-term benefits liabilities due to defined benefits plans to different actuarial and financial variables is shown below, maintaining other variables at constant values (increase or decrease 0.5%):

	-0.50 basic points
At December 31, 2019	Post-Employment Benefits		Long-Term Benefits
Discount interest rate	Ps.	24,833	Ps.	4,993
Salaries growth rate		(5,057)		(5,628)
Retirement growth rate		(14,827)		N/A

	+0.50 basic points
At December 31, 2019	Post-Employment Benefits		Long-Term Benefits
Discount interest rate	Ps.	(20,931)	Ps.	(4,721)
Salaries growth rate		5,297		5,904
Retirement growth rate		18,921		N/A

Future benefit payments projected, reflecting services, as the case may be, are expected to be paid as follows:

		Payments for Post-		Payments for Long-
Year		Employment		term Benefits
2020	Ps.	65,527	Ps.	30,418
2021		58,646		24,672
2022		58,776		25,342
2023		56,645		24,512
2024		55,602		27,014
Years 2025 – 2029		257,815		114,490

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 23 – LEGAL AND OTHER PROVISIONS

Roll-forward of legal provisions during the years ended on December 31, 2019, 2018 and 2017 are as follows:

	For Legal		Other Provisions		Total Provisions
Balance as of December 31, 2016	Ps.	155,749	Ps.	464,607	Ps.	620,356
Provisions increase during the year		32,670		222,349		255,019
Use of provisions		(15,012)		(117,643)		(132,655)
Amounts reversed due to provisions not utilized		(7,870)		(42,459)		(50,329)
Reclassifications		(184)		408		224
Balance as of December 31, 2017	Ps.	165,353	Ps.	527,262	Ps.	692,615
Impact of the adoption of IFRS 9 (1)		—		16,217		16,217
Balance as of January 01, 2018	Ps.	165,353	Ps.	543,479	Ps.	708,832
Provisions increase during the year		98,473		190,686		289,159
Use of provisions		(73,086)		(149,026)		(222,112)
Amounts reversed due to provisions not utilized		(64,562)		(19,852)		(84,414)
Effect of movements in exchange rates		(249)		4,072		3,823
Balance as of December 31, 2018	Ps.	125,929	Ps.	569,359	Ps.	695,288
Impact of the adoption of IFRS 16 (1)		—		32,107		32,107
Balance as of January 01, 2019	Ps.	125,929	Ps.	601,466	Ps.	727,395
Provisions increase during the year		116,627		177,606		294,233
Use of provisions		(34,603)		(52,296)		(86,899)
Amounts reversed due to provisions not utilized		(13,296)		(51,905)		(65,201)
Effect of movements in exchange rates		23		(909)		(886)
Balance as of December 31, 2019	Ps.	194,680	Ps.	673,962	Ps.	868,642

(1)	See Notes 2 (2.4 (A and C)).

Estimated period of time to be canceled	Legal provisions		Other provisions		Total
Within twelve months	Ps.	3,496	Ps.	71,966	Ps.	75,462
After twelve months		191,184		601,996		793,180

Legal provisions:

Administrative proceedings

At December 31, 2019 and 2018 provisions were recorded for administrative proceedings for Ps.18,391 and Ps. 12,296 respectively, by way of claims for administrative or judicial processes of a tax nature, initiated by national and local authorities that establish, in some cases sanctions in which the subsidiaries of Grupo Aval would incur.

Labor proceedings

At December 31, 2019 and 2018 provisions were recorded for labor proceedings for Ps. 38,848 and Ps. 41,618 respectively. Labor proceedings include labor pursuits, indemnities for ex-employees against of several subsidiaries of Grupo Aval. The time expected for resolution is uncertain due to the fact that each proceeding is based on different instances, however, most cases are normally resolved in favor of Grupo Aval.

Other proceedings

At December 31, 2019 and 2018 other legal provisions were recorded for Ps. 137,441 and Ps. 72,015, respectively, being the most representative:

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

•	Provisions were made to cover claims for nullity of affiliations to the Porvenir´s for Ps. 105,118 and Ps. 20,937, respectively.

•

Litigation against Compañía Hotelera Cartagena de Indias for Ps. 24,815 for both periods, due to a legal action which pursued ordering the hotel to restitute an area of 37,018 square meters back to the State, on the basis that alleged improper transfer of land destined for the public use.

Other provisions:

At December 31, 2019 and 2018 other provisions recorded amounting Ps. 673,962 and Ps. 569,359, respectively, are mainly comprised by:

•

Provisions of Corficolombiana affiliates for Ps. 259,185 and Ps. 242,446, respectively, associated with the maintenance, restoration and rehabilitation of constructions and buildings, professional fees relating to development of concession contracts.

•

Provision of Porvenir´s subsidiary for Ps. 233,128 and Ps. 206,786 respectively, where the main provision balance corresponds to the undercapitalized accounts, these are individual accounts called "Fondo de Pensiones Obligatorias Especial Porvenir de Retiro Programado", which according to actuarial projections do not have the required balance to achieve minimum pension payment.

•	Provisions of several subsidiaries of Grupo Aval for Ps. 85,385 and Ps. 46,868, respectively, corresponding to the dismantling of ATMs and offices.

•	Provisions for Ps. 49,962 and Ps. 59,428 respectively, for provisions of losses on loan commitments (see note 4.1.5 Loan commitments and financial guarantee contracts)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 24 – OTHER LIABILITIES

Accounts payable and other liabilities of December 31, 2019 and 2018 comprise the following:

Items	December 31, 2019		December 31, 2018
Suppliers and services payable	Ps.	1,877,694	Ps.	1,846,831
Income received for third parties (1)		1,338,265		453,450
Cashier checks		789,680		690,195
Dividends payable		631,111		535,311
Transactions ACH and ATH		585,526		605,657
Contract liability related to concessions		539,584		535,960
Non-financial liabilities		507,513		478,833
Withholdings taxes and labor contributions		471,201		427,782
Commissions and fees		290,160		430,279
Collection service		282,184		314,785
Collection on behalf of third parties (2)		250,769		1,514,309
Cash Surplus		235,840		167,309
Affiliate establishments		169,807		335,078
Customer loyalty programs (3)		150,846		154,979
Tax levies		86,568		71,691
Checks drawn and not paid		46,220		48,864
Anticipated income		39,427		34,605
Canceled accounts		28,524		26,987
Contributions and affiliations		27,004		28,785
Insurance payables		26,767		48,505
Financial transactions tax		22,280		45,905
Promissory buyers		8,601		18,371
Leases		5,778		7,347
Compensation to customers		2,102		3,191
Deferred credits		1,075		938
Other liabilities		314,856		182,006
Total	Ps.	8,729,382	Ps.	9,007,953

(1)

The increase presented is due to advance payments made by the Agencia Nacional de Infraestructura (ANI) for Ps. 857,990, which correspond to the resources of the autonomous patrimony of future validities, collections of tolls and financial returns.

(2)

The decrease shown as of December 31, 2019 is due to the fact that most of the withholding tax collections were transferred to the tax authority in the same year, an event that had not taken place in 2018.

(3)	The amount of customer loyalty points not exchanged has a validity of two years after being granted, which in redemption or expiration will be recognized as income.

Other		December 31, 2019		December 31, 2018
Liabilities to be canceled within twelve months		5,946,523		6,970,611
Liabilities to be canceled after twelve months		2,782,859		2,037,342
Total	Ps.	8,729,382	Ps.	9,007,953

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 25 – EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT

Authorized, issued and outstanding shares as of December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Authorized shares	120,000,000,000	120,000,000,000
Subscribed fully paid shares	22,281,017,159	22,281,017,159
Total outstanding shares	22,281,017,159	22,281,017,159

The outstanding shares are as follows:
Common voting shares (1)	15,137,789,974	15,164,816,696
Preferred non-voting shares (2)	7,143,227,185	7,116,200,463

(1)	Common Voting shares with a nominal value of (Ps. 1) Colombian peso.
(2)

Since 2011, Grupo Aval allows its shareholders to convert their common shares into preferred shares. For the years ended December 31, 2019 and 2018, 27,026,722 and 8,364,069 common shares were converted into preferred shares, respectively. Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less than one Colombian peso (Ps. 1). Preferential minimum dividends are not cumulative.

25.1  Appropriated retained earnings

As of December 31, 2019, and 2018 the appropriation of retained earnings is as follows:

	December 31, 2019		December 31, 2018
Retained earnings	Ps.	2,475,939	Ps.	2,321,729
Withholding Tax over dividends		(14,344)		—
Legal reserve		11,140		11,140
Statutory and voluntary reserves		7,816,338		6,265,450
	Ps.	10,289,073	Ps.	8,598,319

25.1.1  Legal Reserve

In accordenace with current legal regulations, Grupo Aval and its subsidiaries in Colombia shall create a legal reserve through the appropriation of (10%) of the net profits of each year up to an amount equal to (50%) of the subscribed capital stock. This reserve may be reduced below (50%) of the subscribed capital stock to stem losses in excess of retained earnings. The legal reserve cannot be less than the percentage aforementioned except to cover losses in excess of retained earnings.

25.1.2  Statutory and Voluntary Reserves

The Statutory and voluntary reserves are determined during the Shareholders Meetings.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

25.2  Declared Dividends

The dividends are decreed and paid to shareholders based on occasional reserves available to the Board, the dividends decreed were as follows

	December 31, 2018		December 31, 2017		December 31, 2016
Net income for the periods ended in	Ps.	2,887,749	Ps.	2,001,178	Ps.	1,053,594
Cash dividends declared		In the general assembly held in March 2019, 60.00 pesos per share payable in twelve installments of 5.00 pesos per share, from April 2019 to March 2020.		In the general assembly held in March 2018, 48.00 pesos per share payable in twelve installments of 4.00 pesos per share, from April 2018 to March 2019.		In the general assembly held in March 2017, 58.80 pesos per share payable in twelve installments of 4.90 pesos per share, from April 2017 to March 2018.
Total outstanding shares		22,281,017,159		22,281,017,159		22,281,017,159
Total dividends declared	Ps.	1,336,861	Ps.	1,069,489	Ps.	1,310,124

25.3  Earnings per share

•	Basic earnings per share

Grupo Aval calculates basic earnings per share by dividing net income for the year attributable to controlling interest of Grupo Aval parent company by the weighted average number of shares outstanding during the year (including common and preferred shares).

The following table summarizes the earnings per share for the year ended as of December 31, 2019, 2018 and 2017:

	December 31, 2019		December 31, 2018		December 31, 2017
Net income for the year	Ps.	5,365,454	Ps.	5,184,551	Ps.	3,162,433
Less: participation of non- controlling interests		(2,331,045)		(2,271,857)		(1,200,019)
Net income attributable to owners of the parent		3,034,409		2,912,694		1,962,414

Less: preferred dividends declared		—		—		—
Less: Allocation of undistributed earnings to preferred stockholders (1)(2)		(970,070)		(929,656)		(622,215)
Net Income allocated to common shareholders for basic and diluted EPS	Ps.	2,064,339	Ps.	1,983,038	Ps.	1,340,199
Weighted average number of common shares outstanding used in basic EPS calculation (2)		15,158,004,812		15,169,502,784		15,216,468,601
Basic and Diluted earnings per share to common shareholders (pesos)		136.188		130.725		88.076
Basic and Diluted earnings per ADS in Colombian pesos (3)		2,723.76		2,614.51		1,761.51
Weighted average of the common and preferred shares used in the calculation of earnings per basic share (common and preferred)		22,281,017,159		22,281,017,159		22,281,017,159
Basic earnings of the owners of the parent per share in Colombian pesos		136.188		130.725		88.076

(1)	Based on a weighted average of preferred shares.
(2)	Averages based on an end of month number of preferred or common shares.
(3)	Each ADS represents 20 preferred shares.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

•	Diluted earnings per share

At December 31, 2019, 2018 and 2017, Grupo Aval did not have any dilutive instruments.

25.4  Equity transactions

On September 30, 2019, some transactions took place which resulted in changes to the interests which Grupo Aval and its subsidiaries have on the following investments:

The Board of Directors of Proyectos de Infraestructura - PISA S.A. authorized the purchase of 290,061,750 minority shares equivalent to 49.50% of Concesiones CCFC S.A.S., for a value of 67,097 million, with which PISA S.A. increased its ownership from 50.50% to 100% of CCFC S.A.S.

During Corficolombiana´s dividend distribution process, Grupo Aval and its subsidiaries received dividends in shares, unlike some minority shareholders who chose to receive the dividend payment in cash, generating a dilution effect at a consolidated level for Grupo Aval, which resulted in a modification of its participation going from 38.25% to 38.63%.

25.5  Consolidated Other Comprehensive Income (OCI):

Components of Accumulated Other Comprehensive Income for the years ended December 31, 2019, 2018 and 2017 are as follows:

		Net gain (loss) on hedges of net investment in foreing operations		Cash flow hedges		Foreing currency translation differences from unhedged foreign operations		Effect of moving investment properties for own use		Unrealized gains (losses) debt securities		Unrealized gains (losses) Equitysecurities		Investments in associates and join ventures		Actuarial gains(losses)		Income tax		Total comprehensive income, net of taxes
Beginning balance 2016	Ps.	(207,527)	Ps.	7,786	Ps.	(74,911)	Ps.	—	Ps.	(272,216)	Ps.	489,884	Ps.	91,509	Ps.	(32,225)	Ps.	1,276,840	Ps.	1,279,140
Current-period change		203		(2,340)		(91,497)		—		284,480		57,245		1,128		(100,232)		(73,617)		75,370
Ending balance 2017	Ps.	(207,324)	Ps.	5,446	Ps.	(166,408)	Ps.	—	Ps.	12,264	Ps.	547,129	Ps.	92,637	Ps.	(132,457)	Ps.	1,203,223	Ps.	1,354,510
Change in accounting policy		—		—		—		—		56,198		71,229		(3,691)		—		(19,723)		104,013
Current-period change		541		(19,789)		(299,804)		—		(107,084)		(134,084)		22,400		18,013		310,056		(209,751)
Ending balance 2018	Ps.	(206,783)	Ps.	(14,343)	Ps.	(466,212)	Ps.	—	Ps.	(38,622)	Ps.	484,274	Ps.	111,346	Ps.	(114,444)	Ps.	1,493,556	Ps.	1,248,772
Current-period change		(2,931)		13,469		128,135		5,288		426,300		237,781		(9,061)		(61,222)		(36,029)		701,730
Ending balance 2019	Ps.	(209,714)	Ps.	(874)	Ps.	(338,077)	Ps.	5,288	Ps.	387,678	Ps.	722,055	Ps.	102,285	Ps.	(175,666)	Ps.	1,457,527	Ps.	1,950,502

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	Non -controlling interest		Owners of the parent		Total comprehensive income, net of taxes
Beginning balance 2016	Ps.	529,523	Ps.	749,617	Ps.	1,279,140
Current-period change		38,121		37,249		75,370
Ending balance 2017	Ps.	567,644	Ps.	786,866	Ps.	1,354,510
Change in accounting policy		58,180		45,833		104,013
Current-period change		(73,825)		(135,926)		(209,751)
Ending balance 2018	Ps.	551,999	Ps.	696,773	Ps.	1,248,772
Current-period change		305,056		396,674		701,730
Ending balance 2019	Ps.	857,055	Ps.	1,093,447	Ps.	1,950,502

NOTE 26  - NON- CONTROLLING INTEREST

The following table includes financial information regarding each subsidiary of Grupo Aval that has significant non-controlling interests at December 31, 2019 and 2018:

December 31, 2019
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year
Corporación Financiera Colombiana S.A.	Colombia	61.37%	Ps.	6,045,690	Ps.	1,231,081	Ps.	(319,429)
Banco Bogotá S.A.	Colombia	31.26%		5,813,830		876,732		(381,111)
Banco de Occidente S.A.	Colombia	27.73%		1,068,830		156,587		(78,235)
Banco Comercial AV Villas S.A.	Colombia	20.13%		348,711		46,705		(16,508)
Banco Popular S.A.	Colombia	6.26%		220,641		19,940		(9,019)
		Total	Ps.	13,497,702	Ps.	2,331,045	Ps.	(804,302)

December 31, 2018
			Non-controlling		Non-controlling		Dividends paid to non-
		Non-controlling	Interest share of		interest share of		controlling interest in
Entity	Country	Interest	equity		net income		the year

Corporación Financiera Colombiana S.A.	Colombia	61.75%	Ps.	5,071,562	Ps.	1,222,634	Ps.	(308,254)
Banco Bogotá S.A.	Colombia	31.26%		5,851,536		858,253		(332,297)
Banco de Occidente S.A.	Colombia	27.73%		305,790		110,321		(75,838)
Banco Comercial AV Villas S.A.	Colombia	20.13%		324,151		43,896		(15,425)
Banco Popular S.A.	Colombia	6.26%		211,600		36,753		(14,118)
		Total	Ps.	11,764,639	Ps.	2,271,857	Ps.	(745,932)

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The following table includes information regarding each subsidiary of Grupo Aval that has significant non-controlling interests to December 31, 2019 and 2018 (before eliminations):

December 31, 2019
												Cash Flow from
Entity		Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	31,809,578	Ps.	21,841,524	Ps.	10,244,488	Ps.	2,004,164	Ps.	780,447	Ps.	2,006,112
Banco Bogotá S.A.		175,019,580		153,159,578		19,207,112		3,073,654		1,378,393		6,671,466
Banco de Occidente S.A.		42,577,698		37,708,620		4,296,870		568,059		102,338		(570,873)
Banco Comercial AV Villas S.A.		15,207,537		13,412,397		1,823,204		236,624		62,949		231,652
Banco Popular S.A.	Ps.	25,117,577	Ps.	22,047,597	Ps.	2,757,661	Ps.	302,120	Ps.	2,134	Ps.	(931,478)

December 31, 2018
												Cash Flow from
Entity		Assets		Liabilities		Total Income		Net Income		OCI - Controlling		operating activities
Corporación Financiera Colombiana S.A.	Ps.	26,240,636	Ps.	18,121,948	Ps.	9,159,971	Ps.	2,068,518	Ps.	505,807	Ps.	4,597,371
Banco Bogotá S.A.		163,302,510		143,634,735		17,725,706		3,131,213		853,134		2,868,435
Banco de Occidente S.A.		38,921,610		34,415,453		4,040,260		416,294		29,097		339,411
Banco Comercial AV Villas S.A.		14,207,481		12,587,301		1,724,332		216,468		38,065		858,440
Banco Popular S.A.	Ps.	24,648,668	Ps.	21,757,734	Ps.	2,666,731	Ps.	354,961	Ps.	(7,631)	Ps.	1,106,042

NOTE 27 – COMMITMENTS AND CONTINGENCIES

The outcomes of the following legal processes are being categorized as “possible” in accordance with IAS 37.

Capital Expenses Commitments

As of December 31, 2019, and 2018, Grupo Aval and its subsidiaries had contractual disbursement commitments of capital expenditures for Ps. 311,729 and Ps. 127,367, respectively.

Contingencies

As of December 31, 2019, and 2018, Grupo Aval and its subsidiaries was part of administrative and legal proceedings as defendant; the claims of the proceedings were assessed based on analyses and opinions of responsible lawyers. The following legal contingencies were determined:

Labor Proceedings

As of December 31, 2019, and 2018, labor complaints had been recognized for Ps. 85,663 and Ps. 80,113 respectively. Historically, the majority of these proceedings have been resolved in favor of Grupo Aval and its subsidiaries.

Civil Proceedings

As of December 31, 2019, and 2018, the result of the assessment of the claims of legal proceedings for civil suits, not including those with remote probability, reached an amount of Ps. 305,198 and Ps. 391,310 respectively.

Administrative, Tax Proceedings and Other Proceedings

Claims derived from administrative and judicial processes include those of fiscal responsibility over concession contracts, tax proceedings and others. Filed with national and local tax authorities. These authorities may establish, in some cases, sanctions in which Grupo Aval and its subsidiaries may incur as a result of: (i) the performance of their duty as a withholder

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

or collector of national and local taxes, and/or (ii) a higher value in their obligations as taxpayers. As of December 31, 2019, and 2018, the amount of the claims reached the sum of Ps. 64,077 and Ps. 241,092 respectively.

Other matters

The outcomes of the following legal processes are not being categorized as “possible” in accordance with IAS 37, however, they are being disclosed herein in attention to their relevance.

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

The formulation of charges made by the SIC corresponds to the opening of a formal investigation which, after the different stages of the proceeding are conducted, may result in the dismissal of the charges or in the imposition of economic sanctions. In this regard, numeral 15 of article 4 of Decree 2153 of 1992, modified by article 25 of Law 1340 of 2009, provides that for the violation of any of the provisions on protection of competition, the SIC may impose sanctions up to the amount of 100,000 current monthly minimum wages (currently Ps. 87,780 for each charge) or, if it turns out to be greater, up to 150% of the profits derived from the conduct by the offender. In case of an unfavorable decision, the maximum amount of an eventual penalty would impact the net attributable profit of Grupo Aval in Ps.234,602.

Grupo Aval, Corficolombiana and Episol, as well as their officials subject to the investigation, submitted their respective defenses in October 2018, accompanied by documentary evidence and requests for the practice of evidence to debate the reasons that led the SIC to these accusations.

On August 5, 2019, through Resolution 33788, the SIC initiated the evidence stage which concluded on December 19, 2019. The next phase of the investigation corresponds to the submission of  a report (“Informe Motivado”) by the Deputy Superintendent for the Protection of Competition with the conclusions about the investigation and the recommendation to the Superintendent of Industry and Commerce.

In accordance with the regulations applicable to the aforementioned administrative investigation, the report that the Deputy Superintendent submits to the Superintendent of Industry and Commerce must be notified to the investigated parties and to third parties accredited as such in the process.  Such parties will be provided with a 20 days period for the formulation of observations to the report.

Even though it is not possible to establish the time it will take the Deputy Superintendent to issue the report and the SIC to make a decision in relation to this case, it is expected that it will be resolved this year. There is also no certainty about the assessment of this contingency, since it will be the result of the investigation and analysis of the SIC in relation to the evidence and various documents of defense that were filed, which will lead to the dismissal of the charges or the possible imposition of a fine and graduation of the same.

Class Action before the Administrative Tribune of Cundinamarca in connection with the Ruta del Sol Project Sector 2

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

The aforementioned ruling is not final since several appeals were filed against it by Episol and the other defendants, which were granted by the TAC on February 25, 2019 and it will be up to the Consejo de Estado (Colombia’s Supreme Court on administrative matters) to issue a final decision in this regard.

By order of February 14, 2020, the Consejo de Estado ruled in relation to the effects of the appeal, stating that the provisions of the first instance ruling regarding the delivery of money or other goods and the provisions in relation to the debarment from government contracting would only be enforceable in the event of a duly executed second instance ruling confirming the decision appealed.

In the case of Episol, the appeal filed argues multiple substantive and procedural defects in accordance with which it argues that the decisions against it should be revoked.  It is not possible to establish the time it will take for the Consejo de Estado to make a decision in relation to this case. In the event that the decision of the TAC is confirmed and that Episol is compelled to assume the entire amount of the sentence, the maximum impact to the net attributable profit of Grupo Aval would be Ps.  276,445.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 28 – INCOME FROM CONTRACTS WITH CUSTOMERS

Below is a detail of the income and expenses for commissions and fees of contracts with customers for the years ended as of December 31, 2019, 2018 and 2017:

	December 31,		December 31,		December 31,
Income from commissions and fees	2019		2018		2017
Commissions on banking services	Ps.	3,006,506	Ps.	2,718,482	Ps.	2,567,704
Fees on credit cards		1,364,244		1,187,716		1,112,319
Pension and severance fund management		1,129,391		987,323		926,771
Trust activities		334,910		312,901		311,837
Storage services		161,298		156,638		169,815
Commissions on drafts, checks and checkbooks		50,026		49,645		60,768
Office network services		24,618		30,220		42,639
Other commissions		12,350		10,457		10,272
Total income from commissions and fees(*)	Ps.	6,083,343	Ps.	5,453,382	Ps.	5,202,125

(*) See note 31.6

	December 31,		December 31,		December 31,
Expenses from commissions and fees	2019		2018		2017
Banking services	Ps.	(311,098)	Ps.	(307,191)	Ps.	(332,811)
Sales and services commissions		(184,481)		(171,680)		(119,987)
Fees paid to pension funds sales forces		(94,285)		(75,130)		(74,531)
Information processing services of operators		(17,969)		(22,525)		(23,039)
Offices network services		(8,508)		(23,040)		(29,874)
Collection service of contributions to financial entities		(1,177)		(7,110)		(5,618)
Banks guarantees		(18)		(128)		(88)
Fiduciary businesses		(61)		(46)		(41)
Credit cards		(6)		(12)		(2)
Other		(10,396)		(6,901)		(37,123)
Total expenses from commissions and fees	Ps.	(627,999)	Ps.	(613,763)	Ps.	(623,114)
Net income from commissions and fees	Ps.	5,455,344	Ps.	4,839,619	Ps.	4,579,011

Below is the detail of the income and cost for goods and services for the years ended as of December 31, 2019, 2018 and 2017:

	December 31,		December 31,		December 31,
Income from sales of goods and services	2019		2018		2017
Energy and gas E&G	Ps.	4,524,903	Ps.	3,411,674	Ps.	2,908,292
Infrastructure		3,783,534		3,826,101		2,290,786
Hotels		366,835		332,749		236,760
Agribusiness		135,928		133,095		87,800
Others Services		205,813		239,801		132,833
Others operating income		139,575		182,594		136,379
Total income from sales of good and services (*)	Ps.	9,156,588	Ps.	8,126,014	Ps.	5,792,850

(*) See note 31.6

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	December 31,		December 31,		December 31,
Costs and expenses of sales goods and services	2019		2018		2017
Cost of sales of companies from non-financial sector	Ps.	(5,041,089)	Ps.	(3,812,993)	Ps.	(3,408,808)
Allowance for impairment of loans and receivables		(43,401)		(21,829)		(22,239)
General and administrative expenses		(659,262)		(645,690)		(668,616)
Personnel expenses		(555,038)		(499,750)		(481,892)
Amortization		(267,808)		(317,035)		(300,325)
Depreciation		(98,963)		(100,388)		(79,981)
Depreciation right of use assets		(30,425)		—		—
Bonus payments		(36,300)		(34,503)		(34,436)
Commissions and fees expenses		(30,885)		(32,876)		(24,361)
Donations expenses		(14,704)		(14,320)		(12,604)
Labor severances		(3,902)		(2,718)		(2,565)
Total costs and expenses of sales goods and services	Ps.	(6,781,777)	Ps.	(5,482,102)	Ps.	(5,035,827)
Gross profit from sales of goods and services	Ps.	2,374,811	Ps.	2,643,912	Ps.	757,023

NOTE 29 – NET TRADING INCOME

Net trading income includes income from client driven trading activities primarily conducted in markets, including foreign exchange, credit, rates and equities trading, as follows:

	December 31,		December 31,		December 31,
	2019		2018		2017
Trading investment income (1)
Fixed income securities	Ps.	270,310	Ps.	98,024	Ps.	218,994
Equities		349,526		57,477		177,448
Total trading investment income	Ps.	619,836	Ps.	155,501	Ps.	396,442
Derivatives income
Net income (loss) on financial derivatives (2)	Ps.	19,932	Ps.	247,880	Ps.	(75,224)
Other trading income (3)		122,143		179,328		240,144
Total derivatives income	Ps.	142,075	Ps.	427,208	Ps.	164,920
Total net trading income	Ps.	761,911	Ps.	582,709	Ps.	561,362

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

NOTE 30 – OTHER INCOME AND EXPENSE

Below is a detail of the other income and expense in the years ended December 31, 2019, 2018 and 2017:

		December 31,		December 31,		December 31,
Other Income		2019		2018		2017
Foreign exchange gains (losses), net	Ps.	312,267	Ps.	283,440	Ps.	424,483
Share of profit of equity accounted investees, net of tax		229,626		197,715		171,964
Net gain on sale of debt and equity securities (1)		198,562		1,104		51,712
Dividends		84,686		71,487		50,439
Gain on the sale of non-current assets held for sale		23,381		20,062		13,568
Gain on sale of property, plant and equipment (2)		24,381		390,472		10,581
Net gain in assets valuation		14,151		37,307		39,012
Other income		395,909		357,094		389,986
Total other income	Ps.	1,282,963	Ps.	1,358,681	Ps.	1,151,745

(1)	The increase of Ps. 197,458 is due to the realization of the gains recognized in OCI for the sale of fixed income investments.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

(2)	The year 2018 includes the recognition of income from sales with subsequent leasing of assets in Banco de Bogota by Ps. 312,316 and Ps. 60,474 in Banco Popular.

	December 31,		December 31,		December 31,
Other Expense	2019		2018		2017
Personnel expenses	Ps.	(4,085,396)	Ps.	(3,877,584)	Ps.	(3,671,117)
Taxes and fees		(914,476)		(757,936)		(731,316)
Affiliation contributions and transfers		(664,835)		(511,811)		(429,825)
Consultancy, audit and other fees		(661,645)		(569,276)		(460,978)
Maintenance and repairs		(458,522)		(378,433)		(392,271)
Depreciation of tangible assets		(416,946)		(378,218)		(383,911)
Wealth tax (1)		—		—		(101,988)
Insurance		(382,322)		(375,611)		(351,745)
Marketing		(351,104)		(327,539)		(314,657)
Depreciation right of use assets (2)		(292,771)		—		—
Warehouse services		(277,574)		(270,223)		(277,849)
Amortization of intangible assets		(191,768)		(161,533)		(137,497)
Transportation services		(184,720)		(181,687)		(166,429)
Leases (Rent)		(175,002)		(476,590)		(431,507)
Outsourcing services		(149,280)		(128,495)		(128,656)
Cleaning and security services		(137,721)		(126,822)		(131,451)
Supplies and stationary		(103,104)		(85,128)		(82,113)
Data processing		(83,542)		(81,426)		(73,872)
Adaptation and installation		(58,904)		(55,815)		(62,809)
Travel expenses		(58,663)		(52,584)		(48,193)
Impairment losses other assets (3)		(20,755)		(166,300)		(174,255)
Loss from sale of non-current assets held for sale		(4,392)		(5,200)		(6,957)
Other		(497,907)		(402,822)		(443,695)
Total other expense	Ps.	(10,171,349)	Ps.	(9,371,033)	Ps.	(9,003,091)

(1)	Grupo Aval and its subsidiaries in Colombia were subject to wealth tax for the year 2017 by law 1739 of 2014.
(2)	The Group adopted IFRS 16 on January 1, 2019. (See Note 2.4A)
(3)	The year 2018 includes the provision of investment in Concesionaria Ruta del Sol S.A.S at 100%.

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

31.2          Factors used by management to identify reportable segments

Operating segments identified above are based on the strategic organization of Grupo Aval in order to serve different sectors of the economy in Colombia and América Central.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

31.4          Information on net income, assets and liabilities of reportable operating segments

The following is the detail of the reportable financial information summarized for each segment as of December 31, 2019, 2018 and 2017:

Statement of Financial Position

December 31, 2019

		Banco de		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
Assets
Trading assets	Ps.	4,199,830	Ps.	2,730,366	Ps.	284,790	Ps.	295,234	Ps.	1,729,563	Ps.	187	Ps.	(126,302)	Ps.	9,113,668
Investment securities		14,721,063		4,487,707		2,556,181		1,675,897		3,316,757		—		(757,294)		26,000,311
Hedging derivatives assets		163,004		—		—		—		3,594		—		—		166,598
Investments in associates and joint ventures		4,752,358		1,434,246		486,524		3,027		752,060		405		(6,440,658)		987,962
Loans, net		113,110,128		29,374,122		19,260,152		11,671,190		2,115,859		—		(1,589,134)		173,942,317
Other assets		38,073,197		4,551,257		2,529,930		1,562,189		23,891,745		4,129,975		(6,116,560)		68,621,733
Total assets	Ps.	175,019,580	Ps.	42,577,698	Ps.	25,117,577	Ps.	15,207,537	Ps.	31,809,578	Ps.	4,130,567	Ps.	(15,029,948)	Ps.	278,832,589
Liabilities
Customer deposits		117,794,986		28,726,381		16,988,939		11,851,426		4,067,504		—		(3,937,815)		175,491,421
Financial obligations		29,359,125		7,195,231		3,955,801		1,078,588		12,152,007		4,484,293		(3,380,469)		54,844,576
Other liabilities		6,005,467		1,787,008		1,102,857		482,383		5,622,013		519,887		(371,292)		15,148,323
Total liabilities	Ps.	153,159,578	Ps.	37,708,620	Ps.	22,047,597	Ps.	13,412,397	Ps.	21,841,524	Ps.	5,004,180	Ps.	(7,689,576)	Ps.	245,484,320

(1)	Includes Grupo Aval Holding, Grupo Aval Limited and ATH Negocio Conjunto.

Statement of income for 2019

		Banco de		Banco de		Banco Popular		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Occidente S.A.		S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
External income
Interest income	Ps.	12,279,546	Ps.	3,107,030	Ps.	2,297,087	Ps.	1,460,981	Ps.	407,843	Ps.	248	Ps.	—	Ps.	19,552,735
Income from commissions and fees		4,948,265		423,571		263,985		281,324		77,012		89,186		—		6,083,343
Income from sales of goods and services		107,012		58,947		—		(5,466)		8,996,095		—		—		9,156,588
Share of profit of equity accounted investees, net of tax		10,633		4,272		5,232		3,819		205,674		(4)		—		229,626
Dividends		4,878		336		1,155		1,795		76,522		—		—		84,686
Other income		1,183,179		262,541		97,372		53,340		348,779		2,967		—		1,948,178
	Ps.	18,533,513	Ps.	3,856,697	Ps.	2,664,831	Ps.	1,795,793	Ps.	10,111,925	Ps.	92,397	Ps.	—	Ps.	37,055,156

		Banco de		Banco de		Banco Popular		Banco AV		Corficolombiana		Other

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

		Bogotá S.A.		Occidente S.A.		S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	95,675	Ps.	13,344	Ps.	13,411	Ps.	3,441	Ps.	128,352	Ps.	79	Ps.	(254,302)	Ps.	—
Income from commissions and fees		4,339		8,328		2,904		18,905		1,474		68,227		(104,177)		—
Income from sales of goods and services		1,968		164,635		—		5,466		5,866		—		(177,935)		—
Share of profit of equity accounted investees, net of tax		513,721		246,576		73,370		(3,997)		1,665		—		(831,335)		—
Dividends		5,288		2,022		2,925		2,053		105		—		(12,393)		—
Other income		52,608		5,268		220		1,543		(4,899)		88,628		(143,368)		—
		673,599		440,173		92,830		27,411		132,563		156,934		(1,523,510)		—
Total income	Ps.	19,207,112	Ps.	4,296,870	Ps.	2,757,661	Ps.	1,823,204	Ps.	10,244,488	Ps.	249,331	Ps.	(1,523,510)	Ps.	37,055,156

Expenses
Interest expense	Ps.	(4,879,514)	Ps.	(1,228,385)	Ps.	(880,056)	Ps.	(421,033)	Ps.	(925,197)	Ps.	(240,723)	Ps.	307,691	Ps.	(8,267,217)
Loans and other accounts receivable		(2,767,818)		(867,085)		(350,302)		(269,269)		(11,598)		—		72,092		(4,193,980)
Depreciation and amortization		(631,835)		(107,651)		(82,028)		(65,455)		(7,789)		(10,135)		3,408		(901,485)
Expenses from commissions and fees		(382,972)		(85,289)		(65,713)		(137,275)		(12,737)		(4,419)		60,406		(627,999)
Costs and expenses of sales goods and services		(235,928)		(305,866)		—		—		(6,256,833)		20,755		(3,905)		(6,781,777)
Administrative expenses		(3,406,083)		(725,963)		(640,153)		(392,862)		(85,533)		(279,356)		575,643		(4,954,307)
Other expense		(2,830,267)		(347,474)		(384,756)		(195,290)		(137,701)		366,572		(347,764)		(3,876,680)
Income tax expense		(999,041)		(61,098)		(52,533)		(105,396)		(802,936)		(62,399)		(2,854)		(2,086,257)
Total expenses		(16,133,458)		(3,728,811)		(2,455,541)		(1,586,580)		(8,240,324)		(209,705)		664,717		(31,689,702)
Net income for the year	Ps.	3,073,654	Ps.	568,059	Ps.	302,120	Ps.	236,624	Ps.	2,004,164	Ps.	39,626	Ps.	(858,793)	Ps.	5,365,454

(1)	Includes Grupo Aval Holding, Grupo Aval Limited and ATH Negocio Conjunto.

		Banco de		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total

Revenue from contracts with customers (2)	Ps.	5,060,573	Ps.	651,537	Ps.	266,889	Ps.	300,229	Ps.	8,679,277	Ps.	437,415	Ps.	(155,989)	Ps.	15,239,931

Timing of revenue recognition
At a point in time		232,277		31,763		22,784		83,687		116,974		436,504		(365,398)		558,591
Over time		4,828,296		619,774		244,105		216,542		8,562,303		911		209,409		14,681,340

(1)	Includes Grupo Aval Holding, Grupo Aval Limited and ATH Negocio Conjunto.
(2)	Income from contracts with customers, see note 28.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Statement of Financial Position December 31, 2018

		Banco de		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
Assets
Trading assets	Ps.	3,086,060	Ps.	1,670,934	Ps.	235,283	Ps.	302,226	Ps.	1,987,205	Ps.	212	Ps.	(77,608)	Ps.	7,204,312
Investment securities		11,238,754		5,070,964		2,900,778		1,225,551		3,189,297		—		(595,185)		23,030,159
Hedging derivatives assets		32,981		—		—		—		43		—		(2,886)		30,138
Investments in associates and joint ventures		4,157,015		1,247,935		396,289		2,347		759,222		—		(5,580,065)		982,743
Loans, net		111,018,238		26,996,654		18,287,166		11,027,826		2,575,561		—		(1,219,791)		168,685,654
Other assets		33,769,462		3,935,123		2,829,152		1,649,531		17,729,308		3,924,117		(4,094,546)		59,742,147
Total assets	Ps.	163,302,510	Ps.	38,921,610	Ps.	24,648,668	Ps.	14,207,481	Ps.	26,240,636	Ps.	3,924,329	Ps.	(11,570,081)	Ps.	259,675,153
Liabilities
Customer deposits	Ps.	108,404,522	Ps.	25,592,232	Ps.	17,571,388	Ps.	11,425,400	Ps.	3,805,028	Ps.	—	Ps.	(2,439,119)	Ps.	164,359,451
Financial obligations		28,560,065		6,881,717		3,139,013		647,872		9,673,342		4,376,021		(2,066,040)		51,211,990
Other liabilities		6,670,148		1,941,504		1,047,333		514,029		4,643,578		443,591		(710,819)		14,549,364
Total liabilities	Ps.	143,634,735	Ps.	34,415,453	Ps.	21,757,734	Ps.	12,587,301	Ps.	18,121,948	Ps.	4,819,612	Ps.	(5,215,978)	Ps.	230,120,805

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.

Statement of Income for the year 2018

		Banco de		Banco de		Banco Popular		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Occidente S.A.		S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
External income
Interest income	Ps.	11,136,903	Ps.	3,087,525	Ps.	2,192,941	Ps.	1,383,023	Ps.	556,068	Ps.	176	Ps.	—	Ps.	18,356,636
Income from commissions and fees		4,394,989		399,785		245,721		261,769		77,936		73,182		—		5,453,382
Income from sales of goods and services		130,007		65,916		12,124		—		7,917,967		—		—		8,126,014
Share of profit of equity accounted investees, net of tax		6,126		2,688		3,083		2,550		183,268		—		—		197,715
Dividends		4,855		286		2,314		1,399		62,633		—		—		71,487
Other income		1,211,601		152,866		132,562		53,724		324,524		2,714		—		1,877,991
	Ps.	16,884,481	Ps.	3,709,066	Ps.	2,588,745	Ps.	1,702,465	Ps.	9,122,396	Ps.	76,072	Ps.	—	Ps.	34,083,225

		Banco de		Banco de		Banco Popular		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Occidente S.A.		S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	58,463	Ps.	10,971	Ps.	3,681	Ps.	1,726	Ps.	30,590	Ps.	144	Ps.	(105,575)	Ps.	—
Income from commissions and fees		5,977		9,395		6,760		19,992		1,350		80,403		(123,877)		—
Income from sales of goods and services		580		109,927		—		—		5,767		—		(116,274)		—
Share of profit of equity accounted investees, net of tax		562,070		180,142		57,340		(3,230)		1,151		—		(797,473)		—
Dividends		12,894		2,414		9,355		1,614		1,211		—		(27,488)		—
Other income		201,241		18,345		850		1,765		(2,494)		53,808		(273,515)		—
		841,225		331,194		77,986		21,867		37,575		134,355		(1,444,202)		—

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Total income	Ps.	17,725,706	Ps.	4,040,260	Ps.	2,666,731	Ps.	1,724,332	Ps.	9,159,971	Ps.	210,427	Ps.	(1,444,202)	Ps.	34,083,225

Expenses
Interest expense	Ps.	(4,328,845)	Ps.	(1,135,189)	Ps.	(850,707)	Ps.	(370,015)	Ps.	(781,037)	Ps.	(222,519)	Ps.	203,471	Ps.	(7,484,841)
Loans and other accounts receivable		(2,610,893)		(1,014,420)		(186,622)		(297,265)		(40,772)		—		—		(4,149,972)
Depreciation and amortization		(363,264)		(77,174)		(50,819)		(33,438)		(7,750)		(7,306)		—		(539,751)
Expenses from commissions and fees		(362,810)		(71,570)		(89,515)		(107,759)		(13,322)		(2,511)		33,724		(613,763)
Costs and expenses of sales goods and services		(254,904)		(242,943)		(13,962)		—		(5,011,808)		5,409		36,106		(5,482,102)
Administrative expenses		(3,171,147)		(699,653)		(564,289)		(408,079)		(95,338)		(206,690)		504,736		(4,640,460)
Other expense		(2,552,588)		(418,471)		(402,933)		(190,005)		(233,165)		283,719		(324,752)		(3,838,195)
Income tax expense		(950,042)		35,454		(152,923)		(101,303)		(908,261)		(70,145)		(2,370)		(2,149,590)
Total expenses		(14,594,493)		(3,623,966)		(2,311,770)		(1,507,864)		(7,091,453)		(220,043)		450,915		(28,898,674)
Net income for the year	Ps.	3,131,213	Ps.	416,294	Ps.	354,961	Ps.	216,468	Ps.	2,068,518	Ps.	(9,616)	Ps.	(993,287)	Ps.	5,184,551

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.

		Banco de		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total

Revenue from contracts with customers (2)	Ps.	4,530,757	Ps.	582,571	Ps.	262,703	Ps.	281,761	Ps.	7,770,108	Ps.	437,292	Ps.	(285,796)	Ps.	13,579,396

Timing of revenue recognition
At a point in time		1,156,598		126,524		72,090		159,147		167,440		436,697		(377,760)		1,740,736
Over time		3,374,159		456,047		190,613		122,614		7,602,668		595		91,964		11,838,660

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.
(2)	Income from contracts with customers, see note 28.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Statement of Income of the year 2017

		Banco de		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
External income
Interest income	Ps.	11,241,897	Ps.	3,450,056	Ps.	2,196,753	Ps.	1,305,784	Ps.	547,028	Ps.	315	Ps.	—	Ps.	18,741,833
Income from commissions and fees		4,187,221		396,658		224,233		250,824		95,086		48,103		—		5,202,125
Income from sales of goods and services		104,277		62,294		58,184		—		5,568,095		—		—		5,792,850
Share of profit of equity accounted investees, net of tax		5,847		2,402		2,622		2,043		159,050		—		—		171,964
Dividends		1,321		370		1,991		1,514		45,243		—		—		50,439
Other income		954,355		194,155		63,157		62,642		423,255		3,077		—		1,700,641
	Ps.	16,494,918	Ps.	4,105,935	Ps.	2,546,940	Ps.	1,622,807	Ps.	6,837,757	Ps.	51,495	Ps.	—	Ps.	31,659,852

		Banco de		Banco de		Banco		Banco AV		Corficolombiana		Other
		Bogotá S.A.		Occidente S.A.		Popular S.A.		Villas S.A.		S.A.		segments (1)		Eliminations		Total
Intersegment income
Interest income	Ps.	72,910	Ps.	1,818	Ps.	1,047	Ps.	4,797	Ps.	62,097	Ps.	277	Ps.	(142,946)	Ps.	—
Income from commissions and fees		2,988		5,171		4,133		15,065		1,339		95,312		(124,008)		—
Income from sales of goods and services		15		78,286		—		—		6,992		14,060		(99,353)		—
Share of profit of equity accounted investees, net of tax		36,782		139,555		(376)		132		159		—		(176,252)		—
Dividends		3,101		5,494		6,810		1,170		1,244		—		(17,819)		—
Other income		24,536		2,494		5,978		1,977		(18,243)		62,335		(79,077)		—
		140,332		232,818		17,592		23,141		53,588		171,984		(639,455)		—
Total income	Ps.	16,635,250	Ps.	4,338,753	Ps.	2,564,532	Ps.	1,645,948	Ps.	6,891,345	Ps.	223,479	Ps.	(639,455)	Ps.	31,659,852

Expenses
Interest expense	Ps.	(4,594,100)	Ps.	(1,388,144)	Ps.	(977,441)	Ps.	(423,069)	Ps.	(852,501)	Ps.	(216,694)	Ps.	224,250	Ps.	(8,227,699)
Loans and other accounts receivable		(2,459,293)		(993,350)		(258,926)		(327,833)		(79,932)		—		—		(4,119,334)
Depreciation and amortization		(361,621)		(69,255)		(45,417)		(29,897)		(5,881)		(9,337)		—		(521,408)
Expenses from commissions and fees		(351,073)		(94,089)		(86,228)		(108,572)		(10,772)		(2,550)		30,170		(623,114)
Costs and expenses of sales goods and services		(238,836)		(206,532)		(26,764)		—		(4,577,538)		5,901		7,942		(5,035,827)
Administrative expenses		(3,035,346)		(703,106)		(520,204)		(375,522)		(119,271)		(229,821)		470,122		(4,513,148)
Other expense		(2,491,823)		(390,812)		(334,944)		(180,186)		(241,854)		311,137		(375,613)		(3,704,095)
Income tax expense		(970,207)		(115,778)		(108,914)		(63,174)		(440,043)		(51,957)		(2,721)		(1,752,794)
Total expenses		(14,502,299)		(3,961,066)		(2,358,838)		(1,508,253)		(6,327,792)		(193,321)		354,150		(28,497,419)
Net income for the year	Ps.	2,132,951	Ps.	377,687	Ps.	205,694	Ps.	137,695	Ps.	563,553	Ps.	30,158	Ps.	(285,305)	Ps.	3,162,433

(1)	Includes Grupo Aval Holding, Grupo Aval Limited, Grupo Aval International Limited and ATH Negocio Conjunto.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Main eliminations of total income, expenses, assets and liabilities between segments with the corresponding consolidated entries at the level of Grupo Aval are:

•	Loans with financial obligations of entities mainly from non-financial sector.
•	Investments in term deposits and outstanding bonds of in other segments.
•	Investments in subordinates elimination and record of non- controlling interests.
•	Leases and commissions pay between entities of Grupo Aval.
•	Expenses and incomes from commissions

31.5          Analysis of Revenues by Products and Services

Grupo Aval’s revenues are analyzed by products and services, in the statement of income.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

31.6          Income by Country

Grupo Aval’s revenues for each individual country for which revenues are significant, are the following during the years ended December 31, 2019, 2018 and 2017:

		December 31, 2019

		Country
		Colombia		Panamá		Costa Rica		Guatemala		Honduras		Nicaragua		El Salvador		Perú		Other countries		Total income
Interest income	Ps.	12,891,567	Ps.	1,418,362	Ps.	2,128,292	Ps.	1,058,404	Ps.	950,760	Ps.	391,889	Ps.	660,029	Ps.	6,162	Ps.	47,270	Ps.	19,552,735
Income from commissions and fees		3,506,114		352,996		1,173,411		278,198		344,010		170,261		223,982		—		34,371		6,083,343
Storage services		161,298		—		—		—		—		—		—		—		—		161,298
Trust activities		334,910		—		—		—		—		—		—		—		—		334,910
Pension and severance fund management		1,088,849		—		31,711		—		8,831		—		—		—		—		1,129,391
Fees on credit cards		606,581		45,016		406,458		69,367		99,055		50,568		63,467		—		23,732		1,364,244
Office network services		24,618		—		—		—		—		—		—		—		—		24,618
Commissions on drafts, checks and checkbooks		49,546		480		—		—		—		—		—		—		—		50,026
Other commissions		12,350		—		—		—		—		—		—		—		—		12,350
Commissions on banking services		1,227,962		307,500		735,242		208,831		236,124		119,693		160,515		—		10,639		3,006,506
Share of profit of equity accounted investees, net of tax		229,626		—		—		—		—		—		—		—		—		229,626
Dividends		80,443		2,666		—		870		707		—		—		—		—		84,686
Income from sales of goods and services		8,710,572		669		—		—		—		—		—		445,347		—		9,156,588
Energy and gas E&G		4,102,181		—		—		—		—		—		—		422,722		—		4,524,903
Infrastructure		3,783,534		—		—		—		—		—		—		—		—		3,783,534
Hotels		343,541		669		—		—		—		—		—		22,625		—		366,835
Agribusiness		135,928		—		—		—		—		—		—		—		—		135,928
Others Services		205,813		—		—		—		—		—		—		—		—		205,813
Others operating income		139,575		—		—		—		—		—		—		—		—		139,575
Other income		1,484,085		44,292		72,026		147,776		59,667		114,740		5,486		6,635		13,471		1,948,178

Total income	Ps.	26,902,407	Ps.	1,818,985	Ps.	3,373,729	Ps.	1,485,248	Ps.	1,355,144	Ps.	676,890	Ps.	889,497	Ps.	458,144	Ps.	95,112	Ps.	37,055,156

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

		December 31, 2018

		Country
		Colombia		Panamá		Costa Rica		Guatemala		Honduras		Nicaragua		El Salvador		Perú		Other countries		Total income
Interest income	Ps.	12,721,895	Ps.	1,205,059	Ps.	1,797,230	Ps.	882,648	Ps.	763,975	Ps.	423,149	Ps.	544,267	Ps.	107	Ps.	18,306	Ps.	18,356,636
Income from commissions and fees		3,238,516		309,546		999,648		260,158		275,111		157,034		194,870		—		18,499		5,453,382
Storage services		156,638		—		—		—		—		—		—		—		—		156,638
Trust activities		312,901		—		—		—		—		—		—		—		—		312,901
Pension and severance fund management		955,912		—		25,516		—		5,895		—		—		—		—		987,323
Fees on credit cards		557,533		42,560		343,791		57,929		81,512		41,552		54,590		—		8,249		1,187,716
Office network services		30,220		—		—		—		—		—		—		—		—		30,220
Commissions on drafts, checks and checkbooks		49,196		449		—		—		—		—		—		—		—		49,645
Other commissions		10,457		—		—		—		—		—		—		—		—		10,457
Commissions on banking services		1,165,659		266,537		630,341		202,229		187,704		115,482		140,280		—		10,250		2,718,482
Share of profit of equity accounted investees, net of tax		197,715		—		—		—		—		—		—		—		—		197,715
Dividends		66,980		3,143		—		713		651		—		—		—		—		71,487
Income from sales of goods and services		7,861,701		575		—		—		—		—		—		263,738		—		8,126,014
Energy and gas E&G		3,168,649		—		—		—		—		—		—		243,025		—		3,411,674
Infrastructure		3,826,101		—		—		—		—		—		—		—		—		3,826,101
Hotels		311,461		575		—		—		—		—		—		20,713		—		332,749
Agribusiness		133,095		—		—		—		—		—		—		—		—		133,095
Others Services		239,801		—		—		—		—		—		—		—		—		239,801
Others operating income		182,594		—		—		—		—		—		—		—		—		182,594
Other income		1,307,370		9,302		269,119		130,052		55,773		90,549		8,060		3,297		4,469		1,877,991

Total income	Ps.	25,394,177	Ps.	1,527,625	Ps.	3,065,997	Ps.	1,273,571	Ps.	1,095,510	Ps.	670,732	Ps.	747,197	Ps.	267,142	Ps.	41,274	Ps.	34,083,225

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

		December 31, 2017

		Country
		Colombia		Panamá		Costa Rica		Guatemala		Honduras		Nicaragua		El Salvador		Perú		Other countries		Total income
Interest income	Ps.	13,512,361	Ps.	1,076,412	Ps.	1,647,600	Ps.	830,179	Ps.	759,401	Ps.	413,925	Ps.	485,703	Ps.	87	Ps.	16,165	Ps.	18,741,833
Income from commissions and fees		3,122,497		294,630		922,251		233,758		255,317		164,030		185,761		—		23,881		5,202,125
Storage services		169,815		—		—		—		—		—		—		—		—		169,815
Trust activities		311,837		—		—		—		—		—		—		—		—		311,837
Pension and severance fund management		898,537		—		23,342		—		4,892		—		—		—		—		926,771
Fees on credit cards		534,209		23,247		320,208		61,599		66,210		50,344		51,686		—		4,816		1,112,319
Office network services		42,639		—		—		—		—		—		—		—		—		42,639
Commissions on drafts, checks and checkbooks		60,268		500		—		—		—		—		—		—		—		60,768
Other commissions		10,272		—		—		—		—		—		—		—		—		10,272
Commissions on banking services		1,094,920		270,883		578,701		172,159		184,215		113,686		134,075		—		19,065		2,567,704
Share of profit of equity accounted investees, net of tax		171,964		—		—		—		—		—		—		—		—		171,964
Dividends		50,023		416		—		—		—		—		—		—		—		50,439
Income from sales of goods and services		5,570,536		409		—		—		—		—		—		221,906		—		5,792,850
Energy and gas E&G		2,701,124		—		—		—		—		—		—		207,168		—		2,908,292
Infrastructure		2,290,786		—		—		—		—		—		—		—		—		2,290,786
Hotels		221,613		409		—		—		—		—		—		14,738		—		236,760
Agribusiness		87,800		—		—		—		—		—		—		—		—		87,800
Others Services		132,833		—		—		—		—		—		—		—		—		132,833
Others operating income		136,379		—		—		—		—		—		—		—		—		136,379
Other income		1,267,920		38,701		182,258		68,709		42,229		84,453		4,812		6,345		5,214		1,700,641

Total income	Ps.	23,695,301	Ps.	1,410,568	Ps.	2,752,109	Ps.	1,132,646	Ps.	1,056,947	Ps.	662,408	Ps.	676,276	Ps.	228,338	Ps.	45,260	Ps.	31,659,852

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

During the years ended December 31, 2019, 2018 and 2017, Grupo Aval reported no concentration of revenue in customers with more than a 10% share of revenue from ordinary activities.

The foregoing analysis is based on the customer's domicile. Income from off- shore entities of Colombian customers are reported as income from Colombia. The revenues include income from interest, fees, commissions and other operating income.

31.7          Non-current assets by Country

Grupo Aval’s non-current assets for each individual country for which non-current assets are significant, are as follows as of December 31, 2019 and 2018:

December 31, 2019	(1) Own – use Property, plant and equipment, net		(2) Intangible assets
Colombia	Ps.	4,441,733	Ps.	10,299,669
Panamá		210,348		4,005,751
Costa Rica		403,107		101,324
Guatemala		139,793		17,981
Other countries		588,253		1,651,841
Total	Ps.	5,783,234	Ps.	16,076,566

December 31, 2018	(1) Own – use Property, plant and equipment, net		(2) Intangible assets
Colombia	Ps.	4,450,061	Ps.	8,625,595
Panamá		213,090		3,979,443
Costa Rica		378,554		100,631
Guatemala		108,167		15,988
Other countries		513,871		1,145,302
Total	Ps.	5,663,743	Ps.	13,866,959

(1) see note 15.1

(2)   see notes 16 to 18.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 32 – UNCONSOLIDATED STRUCTURED ENTITIES

The term "unconsolidated structured entities" refers to all structured entities that are not controlled by Grupo Aval. Grupo Aval enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

The table below shows the total assets of unconsolidated structured entities in which Grupo Aval had an interest at the reporting date and its maximum exposure to loss in relation to those interests:

Nature and risks associated with Grupo Aval’s interests in unconsolidated structured entities

			Grupo
			Aval’s managed
December 31, 2019	Securitizations		funds		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	10,102	Ps.	3,486,646	Ps.	3,496,748
Other account receivables		—		40,149		40,149
Total assets in relation to Grupo Aval’s interests in the unconsolidated structured entities		10,102		3,526,795		3,536,897
Grupo Aval’s maximum exposure (*)	Ps.	10,102	Ps.	3,526,795	Ps.	3,536,897

(*) Represent 1.26%, respectively of the Grupo Aval’s managed funds total assets.

			Grupo
			Aval’s managed
December 31, 2018	Securitizations		funds		Total

Grupo Aval’s interest-assets
Investments at fair value through profit or loss	Ps.	13,733	Ps.	2,181,725	Ps.	2,195,458
Other account receivables		—		34,431		34,431
Total assets in relation to Grupo Aval’s interests in the unconsolidated structured entities		13,733		2,216,156		2,229,889
Grupo Aval’s maximum exposure (*)	Ps.	13,733	Ps.	2,216,156	Ps.	2,229,889

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

Sales and repurchase agreements are transactions in which Grupo Aval sells securities and simultaneously agrees to repurchase them (or assets that are substantially the same) at a fixed price on a future date. Grupo Aval continues to recognize the securities in their entirety in the statement of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Because Grupo Aval sells the contractual rights to the cash flows of the securities, it does not have the ability to use the transferred assets during the term of the arrangement. As of December 31, 2019, the financial assets held for trading that are being used as collateral in repo operations amounted Ps.620,920 (December 31, 2018 Ps.1,139,782) see note 8.4,  the financial investments debt securities at amortized cost Ps.323,954 see note 9.5.2 and the financial investments debt securities FVOCI that are being used as collateral in repo operations amounted Ps. 6,662,608 (December 31, 2018 Ps. 4,029,816) see note 9.5.1 (only pledged as collateral in money market operations and pledged as collateral to special entities such as CRCC, BR and BVC).

ii.	Securities lending

As of December 31, 2019, and 2018 Grupo Aval has not recorded securities lending.

A.	Transfer of financial assets that are derecognized in their entirety.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Balances as of December 31, 2019 and 2018, with related parties, are detailed in the following tables:

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2019	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Cash and equivalents	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Financial assets in investments		—		—		1,006,340		—		—
Financial assets in credit operations		2,936		7,775		1,148,522		1,513,287		122,964
Accounts receivable		9		14		12,243		2,958		241
Other assets		—		—		14,118		3,232		—

Liabilities
Deposits	Ps.	273,224	Ps.	27,000	Ps.	97,097	Ps.	1,290,574	Ps.	7,032
Accounts payable		561		347		9,165		514,976		21
Financial obligations		3		15		72		30,000		—
Other liabilities		—		—		1,937		714		—

(*) Include family members

	Individuals				Entities
									Entities
	Individuals								with
	with						Entities		significant
	control		Key		Associates		controlled		influence
	over Grupo		management		and joint		by		by
December 31, 2018	Aval (*)		personnel (*)		ventures		individuals		individuals

Assets
Cash and equivalents	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Financial assets in investments		—		—		920,170		—		—
Financial assets in credit operations		2,680		17,062		1,443,476		1,513,218		102,958
Accounts receivable		9		58		8,105		3,329		17
Other assets		—		—		20,348		5,030		—

Liabilities
Deposits	Ps.	100,199	Ps.	21,726	Ps.	70,960	Ps.	570,558	Ps.	23,470
Accounts payable		38		686		10,114		291,328		1
Financial obligations		1		3		102		7		—
Other liabilities		—		—		25,040		194		3

(*) Include family members

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Transactions during the years ended as of December 31, 2019, 2018 and 2017, with related parties are as follows:

a.	Profit or loss

	Individuals					Entities
	Individuals with									Entities with
	control			Key		Associates		Entities		significant
	over Grupo			management		and joint		controlled by		influence by
December 31, 2019	Aval (1)			personnel (1)		ventures (2)		individuals		individuals

Income
Interest income	Ps.	290	Ps.	722	Ps.	28,172	Ps.	90,281	Ps.	7,998
Fee income and commissions		17		45		36,505		106,120		6
Leases		—		—		—		324		—
Other income		7		7		274,349		6,285		534

Expenses
Financial expenses	Ps.	(169)	Ps.	(628)	Ps.	(1,251)	Ps.	(20,319)	Ps.	(28)
Fee expenses and commissions		(3)		(1,410)		(20,066)		(2,098)		(380)
Operating expenses		(300)		(7,850)		—		(3,278)		—
Other expenses		(14)		(1,893)		(444,730)		(41,276)		(25)

(1) Include family members

(2) Expenses were recognized during the current period with respect to bad debts owed by related parties for 400,630

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2018	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	216	Ps.	907	Ps.	101,539	Ps.	131,368	Ps.	4,789
Fee income and commissions		5		58		6,664		65,615		5
Leases		—		—		45		315		—
Other income		4		243		241,797		4,252		—

Expenses
Financial expenses	Ps.	(216)	Ps.	(740)	Ps.	(735)	Ps.	(17,322)	Ps.	(22)
Fee expenses and commissions		(4)		(1,549)		(14,741)		(1,796)		(5)
Operating expenses		—		(25,808)		(53)		(4,013)		—
Other expenses		(16)		(496)		(30,250)		(27,034)		—

(*) Include family members

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	Individuals					Entities
										Entities
										with
	Individuals with							Entities		significant
	control			Key		Associates		controlled		influence
	over Grupo			management		and joint		by		by
December 31, 2017	Aval (*)			personnel (*)		ventures		individuals		individuals

Income
Interest income	Ps.	164	Ps.	757	Ps.	155,690	Ps.	123,671	Ps.	543
Fee income and commissions		5		48		26,249		57,180		—
Leases		—		—		321		301		—
Other income		4		59		236,871		6,391		—

Expenses
Financial expenses	Ps.	(243)	Ps.	(1,197)	Ps.	(129,335)	Ps.	(30,431)	Ps.	(6)
Fee expenses and commissions		(4)		(1,510)		(24,039)		(3,276)		(1)
Operating expenses		—		(9,706)		(3,572)		(1,892)		(113)
Other expenses		—		(1,635)		(32,691)		(34,400)		—

(*) Include family members

Outstanding amounts are not guaranteed and shall be liquidated in cash. Guarantees have not been granted or received.

b.	Compensation of Key Management Personnel

The compensation received by the key personnel of the management comprises the following:

	Year ended as of
	December 31,		December 31,		December 31,
Items	2019		2018		2017
Salaries	Ps.	16,778	Ps.	18,123	Ps.	17,073
Short term benefits for employees		4,654		3,244		3,167
Subtotal		21,432		21,367		20,240
Subsidiaries		37,590		54,161		32,795
Total	Ps.	59,022	Ps.	75,528	Ps.	53,035

Transactions with our related parties correspond primarily to the normal course of banking business activities carried out under market conditions. Such transactions include demand and saving deposits, time deposits, commercial, consumer and mortgage loans, financial leases, payment of dividends and or interest.

NOTE 35 – SUBSEQUENT EVENTS

Issued of Bonds

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) announced that a Senior Notes issuance was held on January 28, 2020 in the international capital markets for a total value of US $ 1 billion. The Notes were issued for a term of ten (10) years, with a coupon of 4.375%. The Notes will mature on February 4, 2030 and the interest payment will be semiannual.

The bonds were issued by Grupo Aval Ltd., a subsidiary of Grupo Aval, guaranteed by Grupo Aval, in accordance with Rule 144 A and Regulation S issued under the Securities Act of 1933 of the United States of America.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Dividends

At the General Meeting of Shareholders that took place on March 30, 2020, it was declared a dividend of 5.00 per month for the preferred and common shares, during period of twelve-month between April, 2020 and March 2021, for a total dividend of 1,336,861 according to the following:

Net income for period ended December 31, 2019 included in the unconsolidated financial statements of Grupo Aval		3,031,238
Occasional reserve release at the disposal of the General Meeting of Shareholders		7,816,338
Total Income available for disposal of the General Meeting of Shareholders		10,847,576

Cash Dividends		Ps. 60 per share payable in twelve monthly installments of Ps. 5.00 per share, from April 2020 to March, 2021.
Total shares outstanding		22,281,017,159
Total dividends declared	Ps.	1,336,861

To Occasional reserve at the disposal of General Meeting of Shareholders		9,510,715

In a meeting held on March 4, 2020, Grupo Aval’s Board of Directors approved the presentation of the consolidated financial statements under Colombian IFRS and the accompanying notes for the period ended December 31, 2019, for consideration of the General Meeting of Shareholders.

Global Events

The COVID 19 outbreak is having different effects worldwide, the different governments are taking measures to reduce its impacts, which effects are already being seen in the different economies where Grupo Aval has operations.

Grupo Aval does not prepare a complete set of consolidated quarterly financial statements, including notes, under IFRS as issued by the IASB.  In addition, given the highly dynamic environment and the complexity of calculations, it is not possible to estimate the financial effect of COVID 19 as of the date of issuance of the consolidated financial statements.    The following are the evaluations carried out by Grupo Aval on the impacts of COVID 19.

Our net interest income, impairment loss on financial assets, net income from commissions and fees, gross profit from sales of goods and services, net trading income and other line items could be negatively impacted by COVID-19, quarantines and the slowdown of the economy in countries in which we operate.

Measurement of financial instruments – Loan reliefs for customers

The measures taken or suggested by Governments of the countries where Grupo Aval operates have prompted the banks to aid companies or individuals in relation to their loans or loan agreements in force, which imply renegotiating their terms. The impact of changes in the terms of any loan or loan agreement involves establishing whether the conditions are met for the loans to be derecognized or modified, and in either case, recognize the resulting gains or losses in the Statement of Income.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Impairment of assets - Goodwill, Property, plant and equipment and Intangibles

The temporary disruption of some of Grupo Aval´s business operations could give rise to impairment indicators. Updating the impairment tests that had been carried out at the end of 2019 will be necessary and it will likely lead to tests that had not been performed before, given the absence of impairment indicators. As part of these new assessments we will have to consider and evaluate updated forecasts and other assumptions different from those previously used to determine the recoverable amount of assets, so that they reflect the economic conditions being observed, specifically addressing the increased risk and uncertainty, which will involve formulating multiple probability-weighted scenarios. The factors used to determine discount rates will also have to be reviewed to reflect the impact of the measures taken to control the virus (risk-free rate, country risk and market risk). We do not expect significant impairments in relation to this type of assets based on current and future projections, which in any case will be kept under evaluation until the effects of COVID-19 dissipate.

Impairment of financial instruments - Loans

Financial instruments within the scope of IFRS 9 ´s expected credit loss (ECL) model will have to be reviewed to consider the impacts of COVID-19 on the ECL. Instruments considered include loans, trade and other accounts receivable, debt instruments not measured at fair value through profit or loss, contractual assets, accounts receivable for leasing, financial guarantees and loan commitments.

Impacts could fundamentally arise in connection with the following aspects:

•

Whether ECL is measured for a 12-month period or for an instrument´s lifetime. If credit risk (probability of default) has increased significantly since initial recognition, the ECL should be measured for the entire life of the instrument; and

•	The estimate of the ECL itself, which will include the following:
(i)	the credit risk (probability of default) could increase if the debtor’s business is negatively impacted;
(ii)

the amount subject to risk (exposure at default) if the debtors affected drawdown on unused credit facilities, stop making discretionary advance or over-payments, or take longer than normal to pay; and

(iii)	the estimated loss as a result of default (loss given default), which can increase if there is a decrease in the fair value of a financial and non-financial asset pledged as collateral.
(iv)

Forward-looking information (including macroeconomic information) will need to be considered both when evaluating whether there has been a significant increase in credit risk (SICR) and when measuring ECL. Forward-looking information could include additional negative scenarios by adding one or more additional scenarios to Grupo Aval existing scenarios, modifying one or more of the existing scenarios, adjusting the weighting given to the negative scenarios, or using a general factor if the impact is not included in Grupo Aval´s main credit loss model.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

NOTE 36 – PARENT COMPANY INFORMATION

Condensed separate statement of financial position

The following are the condensed separate (alone) statements of financial position of Grupo Aval Acciones y Valores S.A., at December 31, 2019, and 2018 and condensed separate statements of income and statement of cash flows for the fiscal year ended December 31, 2019, 2018 and 2017.

Condensed separate Statement of Financial Position

	December 31,
	2019		2018
Current Assets
Cash and cash equivalents	Ps.	51,299	Ps.	38,667
Held for trading securities		212		1,543
Accounts receivable from related parties		328,307		267,640
Other assets		442		517
Total current assets	Ps.	380,260	Ps.	308,367

Non current Assets
Investments in subsidiaries and associates		22,016,681		19,932,376
Property plant and equipment		8,351		2,414
Deferred tax		331		476
Total non current assets	Ps.	22,025,363	Ps.	19,935,266

Total assets	Ps.	22,405,623	Ps.	20,243,633

Current liabilities
Borrowings at amortized cost		189,297		2,808
Outstanding bonds at amortized cost		107,435		284,758
Accounts payable		468,298		405,372
Other non-financial liabilities		1,214		1,214
Total current liabilities	Ps.	766,244	Ps.	694,152

Long-term liabilities
Borrowings at amortized cost		241,141		541,924
Outstanding bonds		1,124,520		824,520
Total non current liabilities	Ps.	1,365,661	Ps.	1,366,444

Total liabilities	Ps.	2,131,905	Ps.	2,060,596

Equity
Shareholders’ equity		20,273,718		18,183,037

Total liabilities and shareholders’ equity	Ps.	22,405,623	Ps.	20,243,633

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

	December 31,		December 31,		December 31,
Condensed separate Statement of Income	2019		2018		2017
Operating revenue
Equity method income, net		3,014,756		2,893,435		2,005,155
Other revenue from ordinary activities		286,778		285,218		234,502
Total operating revenue	Ps.	3,301,534	Ps.	3,178,653	Ps.	2,239,657

Expenses, net
Administrative expenses		(83,902)		(75,348)		(89,823)
Other expenses		(236)		(166)		(274)
(Losses) gains from exchange differences		(812)		(1,601)		98
Operating income	Ps.	3,216,584	Ps.	3,101,538	Ps.	2,149,658

Financial expenses		(121,794)		(118,892)		(133,171)

Net income before taxes		3,094,790		2,982,646		2,016,487
Income tax expense		(61,411)		(66,662)		(51,568)
Net income	Ps.	3,033,379	Ps.	2,915,984	Ps.	1,964,919

	December 31,		December 31,		December 31,
Condensed separate Cash flow	2019		2018		2017
Net income	Ps.	3,033,379	Ps.	2,915,984	Ps.	1,964,919
Adjustments to reconcile net income to net cash used by operating activities		(1,753,640)		(1,785,764)		(880,322)
Net cash provided by operating activities		1,279,739		1,130,220		1,084,597
Net cash provided (used in) by investing activities		(145)		(144)		(295)
Net cash (used in) provided by financing activities		(1,267,976)		(1,128,498)		(1,096,011)
Increase (decrease) in cash and cash equivalents		11,618		1,578		(11,709)
Effect of foreign currency changes on cash and cash equivalents		1,014		1,611		(93)
Cash and cash equivalents at beginning of year		38,667		35,478		47,280
Cash and cash equivalents at end of year	Ps.	51,299	Ps.	38,667	Ps.	35,478

Basis for presenting and summary of significant accounting policies

The attached separated financial statement of Grupo Aval have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and their interpretations from the International Financial Reporting Standards Committee (IFRIC), currently in force and on the basis of historic cost, except for financial assets at fair value through profit or loss.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted.

The separated financial statements of Grupo Aval have been prepared using the same IFRS basis and principles that Grupo Aval used to prepare it consolidated financial statements described in Note 2, except as provided below for its investments in subsidiaries and associates.

Commitments and contingencies

In the normal course of business, certain subsidiaries of Grupo Aval are defendants in various tax and legal proceedings. Grupo Aval is not aware of any pending legal proceedings which could have a significant effect on its financial position or the results of its operations.

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Investment in subsidiaries and associates companies

Based on the IAS 27, when an entity prepares separate financial statements it shall account for investments in subsidiaries either: a) at cost or b) at fair value, in accordance with IFRS 9 or c) using the equity method. Accordingly Grupo Aval accounts for its investments in subsidiaries using the equity method.

The equity method is an accounting method according to which the investment is initially reconizes at cost, and they are periodically adjusted due to changes in the interest of the parent company over the net assets of the subsidiaries. Grupo Aval records on the result of the period its participation in the profit or loss of the subsidiaries, and in OCI its participation in the “Other comprehensive income account” of the subsidiary. In applying equity method Grupo Aval uses the subsidiaries consolidated financial statements at the end of the period prepared under IFRS.

Gain and losses resulting from transactions between Grupo Aval and its subsidiaries are recognized in the Grupo Aval´s financial statement only to the extent of Grupo Aval´s interest in the subsidiaries, unless the transaction provides evidence of an impairment in the book value of transferred assets.

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

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

Investment in Subsidiaries and Associates

Investment in subsidiaries and associates as of December 31, 2019 and 2018 comprise the following:

	December 31, 2019			December 31, 2018
	Ownership			Ownership
	interest held			interest held
	by Grupo	Book		by Grupo	Book
Subsidiary	Aval	Value		Aval	Value
Banco de Bogotá S.A.	68.74%	Ps.	13,325,612	68.74%	Ps.	11,905,815
Banco de Occidente S.A.	72.27%		3,415,545	72.27%		3,183,351
Banco Comercial AV Villas S.A.	79.87%		1,410,765	79.87%		1,290,056
Banco Popular S.A.	93.74%		3,074,428	93.74%		2,923,562
Corporación Financiera Colombiana S.A.	38.63%		821,827	38.25%		674,484
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	75.67%		503,993	75.69%		440,707
Grupo Aval Limited	100%		(535,893)	100.00%		(347,082)
Grupo Aval International Limited (1)	—%		—	100.00%		(138,517)
Total subsidiaries		Ps.	22,016,277		Ps.	19,932,376

Associates
ADL Digital Lab S.A.S	34.00%		404			—
Total associates			404			—

Total investment in subsidiaries and associates		Ps.	22,016,681		Ps.	19,932,376

(1)	See note 1 reporting entity.

Outstanding bonds

Bonds at December 31, 2019 and 2018 comprise the following:

					Amounts outstanding
Issuance date	Tranches		Maturity	Coupon rate	2019		2018

November, 2019	Ps.	100,000	November, 2024	6.42%	Ps.	100,824	Ps.	—
November, 2019		300,000	November, 2039	IPC + 3.69%		302,951		—
June, 2017		100,000	June, 2020	IPC + 2.69%		100,071		100,065
June, 2017		300,000	June, 2042	IPC + 3.99%		300,255		300,237
November, 2016		93,000	November, 2026	IPC + 3.86%		93,741		93,690
November, 2016		207,000	November, 2036	IPC + 4.15%		208,709		208,597
December, 2009		279,560	December, 2019	IPC + 4.84%		-		281,341
December, 2009		124,520	December, 2024	IPC + 5.20%		125,404		125,348
Total Bonds	Ps.	1,504,080			Ps.	1,231,955	Ps.	1,109,278

Grupo Aval Acciones y Valores S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Amounts expressed in millions of Colombian pesos)

The scheduled maturities of bonds as of December 31, 2019 are as follows

Period	Amount
2020		107,435
2021		—
2022 and thereafter		1,124,520
Total	Ps.	1,231,955

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ Luis Carlos Sarmiento Gutiérrez
	Name:	Luis Carlos Sarmiento Gutiérrez
	Title:	President

Date: April 24, 2020

286